Form 20-F
period 2002-12-31
REPSOL YPF SA
filed 2003-06-20
CIK 847838

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002
Commission file number: 1-10220

Repsol YPF, S.A.
(Exact name of registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation or organization)

Paseo de la Castellana, 278—28046 Madrid, Spain
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares of Repsol YPF, S.A., par value €1.00 per share	New York Stock Exchange*
American Depositary Shares, each representing the right to receive one ordinary share of Repsol YPF, S.A., par value €1.00 per share	New York Stock Exchange
Series A 7.45% non-cumulative guaranteed preference shares of Repsol International Capital Limited	New York Stock Exchange

* Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

The number of certain outstanding shares of each class of stock of Repsol International Capital Limited benefiting from a guarantee of Repsol YPF, S.A. at December 31, 2002 was:

Series A 7.45% non-cumulative guaranteed preference shares	29,000,000
Series B floating rate quarterly non-cumulative guaranteed preference shares	1,000,000
Series C floating rate quarterly non-cumulative guaranteed preference shares	2,000,000

The number of outstanding shares of each class of stock of Repsol YPF, S.A. as of December 31, 2002 was:

Ordinary shares, par value €1.00 per share	1,220,863,463

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

CROSS REFERENCE SHEET

The following table provides cross reference between the contents of this annual report and the requirements of Form 20-F.

Form 20-F Item	Repsol YPF 2002 Annual Report on Form 20-F

PART I	PART I

Item 1.	*
Item 2.	*
Item 3.	Item 1. Key Information about Repsol YPF
Item 4.	Item 2. Information on Repsol YPF
Item 5.	Item 3. Operating and Financial Review and Prospects
Item 6.	Item 4. Directors, Senior Management and Employees
Item 7.	Item 5. Major Shareholders and Related Party Transactions
Item 8.	Item 6. Financial Information
Item 9.	Item 7. Offering and Listing
Item 10.	Item 8. Additional Information
Item 11.	Item 9. Quantitative and Qualitative Disclosure About Market Risk
Item 12.	*

PART II	PART II

Item 13.	Item 10. Defaults, Dividend Arrearages and Delinquencies
Item 14.	Item 11. Material Modifications to the Rights of Securities Holders and Use of Proceeds
Item 15.	Item 12. Controls and Procedures
Item 16.	*
Item 17.	*

PART III	PART III

Item 18.	Item 13. Financial Statements
Item 19.	Item 14. Exhibits

*Not applicable.

TABLE OF CONTENTS

Oil and Gas Terms	iii
Conversion Table	iv
Presentation of Certain Information	iv
Forward-looking Statements	v
References	v
PART I	1
1. Key Information about Repsol YPF	1
1.1 Selected consolidated financial data	1
1.2 Exchange rates	2
1.3 Risk Factors	3
2. Information on Repsol YPF	6
2.1 Repsol YPF	6
2.2 Operations	12
2.3 Regulation of the Petroleum Industry	44
2.4 Description of Property	57
2.5 Seasonality	57
3. Operating and Financial Review and Prospects	57
3.1 Summarized Income Statement	58
3.2 Factors Affecting Repsol YPF’s Consolidated Results of Operations	58
3.3 U.S. GAAP Reconciliation	63
3.4 Overview of Consolidated Results of Operations	64
3.5 Results of Operations by Business Segment	68
3.6 Extraordinary Income (Loss)	75
3.7 Analysis of Movements in Other Provisions	77
3.8 Liquidity and Capital Resources	78
3.9 Research and Development	88
3.10 Recent Developments	90
4. Directors, Senior Management and Employees	91
4.1 Directors and Officers of Repsol YPF	91
4.2 Compensation of Directors and Officers	97
4.3 Share Ownership of Directors and Officers	99
4.4 Employees	99
5. Major Shareholders and Related Party Transactions	104
5.1 Major Shareholder of Repsol YPF and Restrictions on Certain Transactions	104
5.2 Related Party Transactions	105
5.3 Interest of Management in Certain Transactions	106
6. Financial Information	106
6.1 Financial Information	106
6.2 Legal Proceedings	106
6.3 Dividends Policy	110
7. Offering and Listing	110
7.1 Historical Trading Information	110
7.2 Nature of the Trading Market	113
7.3 Securities Market Regulation	115
7.4 Trading by Subsidiaries/Affiliates	116
8. Additional Information	116
8.1 Memorandum and Articles of Association	116
8.2 Dividends	121
8.3 Taxation	122
8.4 Available Information	125
8.5 Material Contracts	126

i

9. Quantitative and Qualitative Disclosure About Market Risk	126
9.1 Oil Price Exposure	126
9.2 Foreign Currency Exposure	128
9.3 Interest Rate Exposure	131
9.4 Employee Share Purchase Programs	136
9.5 Land Purchase Option	137
PART II	138
10. Defaults, Dividend Arrearages and Delinquencies	138
11. Material Modifications to the Rights of Security Holders and Use of Proceeds	138
12. Controls and Procedures	138
PART III	139
13. Financial Statements	139
14. Exhibits	139
15. Signatures	141
Chief Executive Officer Certification
Chief Financial Officer Certification

Oil and Gas Terms

The following terms have the meanings shown below unless the context indicates otherwise:

“acreage”	The total area, expressed in acres, over which Repsol YPF has interests in exploration or production. Net acreage is Repsol YPF’s interest, expressed in acres, in the relevant exploration or production area.

“calendar day”	When used with respect to production or capacity, means total annual production or capacity (after taking into account scheduled plant shutdowns) divided by 365.

“condensate”	Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil with respect to Repsol YPF’s production and reserves includes condensate and natural gas liquids.

“distillation”	A process by which liquids are separated or refined by vaporization followed by condensation.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“mmcf”	Million cubic feet.

“proved reserves”	Proved oil and gas reserves are the estimated volumes of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices only by contractual arrangements, but not of escalations based upon future conditions.

“proved developed reserves”	Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“proved undeveloped reserves”	Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

Conversion Table

1 tonne = 1,000 kilograms = 2,204 pounds

1 barrel = 42 U.S. gallons

1 tonne of oil = approximately 7.3 barrels (assuming a specific gravity of 34 degrees API (American Petroleum Institute))

1 barrel of oil equivalent = 5,615 cubic feet of gas = 1 barrel of oil, condensate or natural gas liquids

1 kilometer = 0.63 miles

1 million Btu = 252 termies

1 cubic meter of gas = 35.3 cubic feet of gas

1 cubic meter of gas = 10 termies

Presentation of Certain Information

Since January 1, 1999 Repsol YPF publishes its financial statements in euros. Repsol YPF prepares its financial statements in conformity with generally accepted accounting principles in Spain, referred to as Spanish GAAP. Spanish GAAP differs in important respects from U.S. generally accepted accounting principles, referred to as U.S. GAAP. See Note 27 to the audited Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000 included elsewhere in this annual report for a description of the principal differences between Spanish and U.S. GAAP as they relate to Repsol YPF and for a reconciliation of net income and total shareholders’ equity for the periods and as of the dates indicated. See also Section 3.3 “Operating and Financial Review and Prospects—U.S. GAAP Reconciliation.”

Unless otherwise indicated, the information contained in this annual report reflects:

•
for the subsidiaries that were consolidated using the global integration method at the date or for the periods indicated, 100% of the assets, liabilities and results of operations of such subsidiaries without excluding minority interests, and

•
for those subsidiaries whose results were consolidated using the proportional integration method, a pro rata amount of the assets, liabilities and results of operations for such subsidiaries at the date or for the periods indicated. For information regarding consolidation, see Note 1(b) to the Consolidated Financial Statements.

Starting in fiscal 2002, natural gas distribution volumes are expressed in billion cubic meters. This change seeks to standardize the information presented in this annual report and other reports published by Repsol YPF. Repsol YPF has historically expressed gas volumes in millions of termies and billion cubic feet. For comparison and uniformity purposes, and unless otherwise stated, 2001 and 2000 natural gas distribution volumes have been restated in billion cubic meters throughout this annual report.

Unless otherwise indicated, where this annual report provides translations into euros of amounts denominated in or resulting from transactions effected in currencies other than the euro, the conversion has been effected at the relevant exchange rate on the effective date of the transaction for accounting purposes. All other translations into euros of amounts in currencies other than the euro in this annual report have been calculated, unless otherwise indicated, at the relevant exchange rate on December 31, 2002.

Forward-looking Statements

This annual report, including any documents incorporated by reference, contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict. Accordingly, Repsol YPF’s future financial condition, results of operations, production volumes, reserves, capital expenditures and investments could differ mat erially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, factors described in Repsol YPF’s filings with the Securities and Exchange Commission and, in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in this annual report. Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

References

In this annual report, references to “Repsol YPF,” “we,” “us” and “our” refer to Repsol YPF, S.A. and its consolidated subsidiaries, unless otherwise specified.

In this annual report, references to “Consolidated Financial Statements” are to Repsol YPF’s audited consolidated balance sheets as of December 31, 2002 and 2001 and Repsol YPF’s audited consolidated statements of income for the years ended December 31, 2002, 2001 and 2000.

In this annual report, references to “dollars” or “$” or “US$” are to United States dollars, and references to “pesos” or “Ps.” are to Argentine pesos. A “billion” is a thousand million and a “trillion” is a thousand billion.

v

Back to Contents

PART I

1.	Key Information about Repsol YPF

1.1	Selected consolidated financial data

The following table presents selected consolidated financial data of Repsol YPF. You should read this table in conjunction with Section 3 “Operating and Financial Review and Prospects” and the Consolidated Financial Statements included elsewhere in this annual report.

The consolidated income statement data for each of the years in the three-year period ended December 31, 2002 and the consolidated balance sheet data as of December 31, 2002 and 2001 set forth below have been derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and notes thereto included in this annual report. The consolidated income statement data for each of the years in the two-year period ended December 31, 1999 and the consolidated balance sheet data as of December 31, 2000, 1999 and 1998 set forth below have been derived from Repsol YPF’s consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,

	2002	2001	2000	1999	1998(1)

	(millions, except per share and ADS amounts)
Consolidated income statement data
Amounts in accordance with Spanish GAAP:
Operating revenues	€36,490	€43,653	€45,742	€26,295	€18,989
Operating income(2)	3,323	4,920	6,242	2,629	1,658
Income before income taxes and minority interest	2,850	2,503	4,325	1,743	1,411
Net income	1,952	1,025	2,429	1,011	875
Net income per ADS or share(3)(4)	1.60	0.84	2.03	0.97	0.97
Weighted average shares outstanding (millions)(3)	1,221	1,221	1,198	1,039	900
Amounts in accordance with U.S. GAAP(5):
Revenues	€33,050	€41,075	€43,173	€23,909	€17,682
Net income	1,286	980	1,911	1,134	868
Net income per ADS or share(3)(4)	1.05	0.80	1.60	1.09	0.97
Consolidated balance sheet data
Amounts in accordance with Spanish GAAP:
Property, plant and equipment, net	€20,562	€30,436	€31,189	€25,925	€10,305
Total current assets	11,092	12,107	11,617	8,588	5,081
Total assets	38,064	51,439	52,419	42,050	17,351
Long-term debt	8,273	13,488	14,886	10,223	2,275
Short-term debt	3,999	7,563	7,187	8,769	2,389
Shareholders’ equity	13,586	14,538	15,143	12,526	6,043
Capital stock	1,221	1,221	1,221	1,188	902
Amounts in accordance with U.S. GAAP(5):
Total assets	€37,034	€51,613	€52,060	€40,823	€14,184
Long-term debt	8,130	13,140	14,902	8,616	1,350
Shareholders’ equity	12,947	13,717	14,505	12,140	5,653
Other Consolidated data
Cash flow from operating activities	€4,470	€5,489	€5,468	€2,681	€2,171
Cash flow from investing activities	(195)	(3,580)	(5,853)	(16,792)	(1,991)
Cash flow from financing activities	(4,358)	(1,992)	412	14,318	(115)
Dividends per ADS or share(3)(4):	0.31	0.21	0.50	0.42	0.44

Back to Contents

In reading Repsol YPF’s financial information provided above, you should be aware of all of the following information:

(1) Since January 1, 1999, Repsol YPF has presented its financial statements in euros. Information for 1998 has been translated from amounts in Spanish pesetas to euros at the irrevocable exchange rate of €1.00 = Ptas. 166.386.

(2) Spanish GAAP operating income excludes certain items that would be included in operating income under U.S. GAAP, principally labor force restructuring, provision for write-down of fixed assets, provision for estimated losses and gains on disposal of shares of majority-owned investments and fixed assets.

(3) Information for all years is calculated based on the average number of shares outstanding during such year. For the fiscal year 1998, information reflects the number of shares after the stock split in April 1999. Information for 1999 has been calculated based on outstanding capital stock of 900 million shares until July 7, 1999; 1,140 million shares from July 8, 1999 to July 19, 1999; and 1,188 million shares from July 20, 1999. Information for 2000 has been calculated based on outstanding capital stock of 1,188 million shares until September 5, 2000; 1,212,342,464 shares from September 6, 2000 to September 7, 2000; 1,220,508,578 shares from September 7, 2000 to December 14, 2000; and 1,220,863,463 shares from December 15, 2000. Information for 2001 and 2002 has been calculated based on outstanding capital stock of 1,220,863,463 shares.

(4) Each Repsol YPF ADS represents one share.

(5) The principal differences between Spanish GAAP and U.S. GAAP are explained below under Section 3.3 “Operating and Financial Review and Prospects—U.S. GAAP Reconciliation” and in Note 27 to the Consolidated Financial Statements.

1.2	Exchange rates

The following tables set forth, for the periods and dates indicated, information concerning the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York buying rate for cable transfers in euros and the peseta equivalent thereof, as the case may be, per US$1.00.

Year ended December 31,	Period End	Average	High	Low

	(euros per U.S. dollar, except as noted)
1998 (pesetas per US$1.00)	142.15	149.42	157.41	136.80
1999 (pesetas per US$1.00 through January 15, 1999)	143.55	142.84	144.26	140.86
1999 (January 16, 1999 through December 31, 1999)	0.99	0.94	0.99	0.86
2000	1.07	1.09	1.21	0.97
2001	1.12	1.12	1.20	1.05
2002	0.95	1.07	1.16	0.95

Month	Period End	High	Low

	(euros per U.S. dollar)
December 2002	0.954	1.007	0.954
January 2003	0.931	0.965	0.921
February 2003	0.928	0.934	0.920
March 2003	0.917	0.948	0.904
April 2003	0.895	0.942	0.895
May 2003	0.850	0.893	0.844
June 2003 (through June 13, 2003)	0.845	0.856	0.843

The “average” column in the first table above represents the average of the noon buying rates on the last day of each month during the relevant period.

On January 1, 1999, the euro (€) was introduced as a new currency in the following 12 European Union member states: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. Repsol YPF refers to these countries as the participating member states. The respective currencies of the participating member states, including the Spanish peseta, continued to be

Back to Contents

non-decimal subdivisions of the euro through March 1, 2002. The Spanish peseta has been irrevocably fixed against the euro at an exchange rate of Ptas. 166.386 = €1.00. On January 1, 2002, the participating member states officially started to issue new euro-denominated bills and coins for use in cash transactions. On March 1, 2002, the participating member states withdrew the bills and coins denominated in each of their currencies from circulation, and they are no longer legal tender for any transactions. Although some states withdrew their currencies prior to March 1, 2002, the Spanish peseta continued to be legal tender in Spain until February 28, 2002.

Since January 15, 1999, the Federal Reserve Bank of New York no longer quotes a noon buying rate for the currencies of any of the participating member states, including Spain. The Noon Buying Rate for the euro on June 13, 2003 was €0.845 = US$1.00.

For a discussion of Repsol YPF’s foreign currency exposure, see Section 9.2 “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exposure.”

On January 4, 1999, the Madrid Stock Exchange began quoting share prices, including those of Repsol YPF, in euros. Subsequently, dividends paid on shares of Repsol YPF were stated in euros. Currency fluctuations will affect the dollar equivalent of the euro price of Repsol YPF’s shares on the Spanish stock exchanges and, as a result, are likely to affect the market price of the Repsol YPF American Depositary Shares (“ADSs”) on the New York Stock Exchange. Currency fluctuations will also affect the dollar amounts received by holders of Repsol YPF ADSs on conversion by the depositary of cash dividends paid in euros on the underlying ordinary shares.

1.3	Risk Factors

1.3.1	Oil prices may fluctuate due to factors beyond Repsol YPF’s control

World oil prices have fluctuated widely over the last 10 years and are subject to international supply and demand factors over which Repsol YPF has no control. Political developments throughout the world (especially in the Middle East) and the outcome of meetings of the Organization of the Petroleum Exporting Countries (OPEC) can particularly affect world oil supply and oil prices. In 2002, the average international price for West Texas Intermediate (“WTI”) crude oil price was US$26.16 per barrel, compared to an average of US$21.30 per barrel for the period 1993-2002, with high and low annual averages of US$30.37 per barrel in 2000 and US$14.39 per barrel in 1998, respectively. Reductions in oil prices negatively affect Repsol YPF’s profitability, the valuation of its assets and its plans for capital investment including projected capital expenditures related to exploration and development activities. A significant reduction of capital investments may negatively affect Repsol YPF’s ability to replace oil reserves. The YPF acquisition during 1999 increased Repsol YPF’s exposure to the volatility of oil prices as exploration and production activities are now a more significant portion of Repsol YPF’s overall business.

1.3.2	Repsol YPF has extensive operations in Argentina

Approximately 40.6% of the assets of Repsol YPF are located in Argentina, corresponding for the most part to exploration and production activities. Also, in 2002, approximately 47.3% of the operating income of Repsol YPF was originated from activities in Argentina.

By the end of 2001, Argentina suffered a deep social and economic deterioration accompanied by high political and economic instability. The restrictions on bank deposits withdrawals, the imposition of exchange controls, the suspension of payment of Argentina’s external debt and the abrogation of the peso convertibility (and the consequent depreciation of the peso against the dollar) resulted in a deep negative shock to the Argentine economic system, resulting in contraction of the economic activity, increasing inflation and high volatility of the exchange rate. The political and economic instability curtailed commercial and financial activities in Argentina and affected the country’s access to international financing.

Repsol YPF’s business and results of operations have been, and may continue to be, materially and adversely affected by economic, political and regulatory developments in Argentina. In particular, the energy sector and Repsol YPF have been affected by lower sale volumes, restrictions on transferring money out of Argentina, difficulties in transferring the impact of prices of crude oil and derived products quoted in dollars to domestic prices fixed in pesos and the creation of a tax specifically targeted at the export of hydrocarbons.

Back to Contents

Notwithstanding the moderate improvement in the performance of the Argentine economy during the last 12 months, the energy sector and Repsol YPF will continue to be subject to significant economic and political risks.

The main economic risks we face because of our operations in Argentina are the following:

•	difficulties in transferring the impact of inflation and increasing international prices of crude oil and derived products to domestic prices fixed in pesos;

•	difficulties in increasing domestic natural gas retail sale prices, which have remained substantially frozen at their pre-crisis level;

•	higher taxes on exports and on domestic sales of fuel aimed at achieving fiscal and monetary stability; and

•	in the case of an eventual rift in the agreement with the IMF, possible increases in the peso-dollar exchange rate and deeper restrictions on financial transactions with foreign entities.

The uncertainties surrounding the election of a new government create political risks and uncertainties for Repsol YPF’s operations in Argentina. In July 2002, the government announced it would bring forward by six months, to March 2003, the date of Argentina’s general election. After the first round of the elections, Carlos Menem and Néstor Kirchner, were the two candidates running for office. Mr. Menem decided to drop out of the presidential race before the second round election, and Mr. Kirchner became president. He took office on May 25 and maintained Mr. Roberto Lavagna as the Minister of Economy. The assumption of a new goverment may affect future negotiations with the International Monetary Fund (IMF). On January 24, 2003, the IMF, through a transitional agreement, granted Argentina a US$6.8 billion loan. This agreement is expected to be replaced by a long-term agreement to be negotiated with Mr. Kirchner’s administration. The failure by the new government to successfully negotiate such agreement with the IMF may completely block Argentina’s access to international financing, affecting the new government’s ability to implement reforms required to restore stability, economic growth and public confidence.

1.3.3	The oil and gas industry is subject to particular operational risks

Oil and gas exploration and production activities are subject to particular economic risks, some of which are beyond the control of Repsol YPF. They are subject to production, equipment and transportation risks, natural hazards and other uncertainties including those relating to the physical characteristics of an oil or natural gas field. The operations of Repsol YPF may be curtailed, delayed or canceled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment and compliance with governmental requirements. If these risks materialize, Repsol YPF may suffer substantial losses and disruptions to its operations. Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs are taken into account. These activities are also subject to the payment of royalties and taxation, which tend to be high compared with those payable in respect of other commercial activities.

1.3.4	Repsol YPF’s acquisition of exploratory acreage and crude oil and natural gas reserves is subject to strong competition

Oil companies, including Repsol YPF, must maintain a certain level of undeveloped oil and natural gas reserves to keep their results from exploration and production activities relatively stable over time. Crude oil and natural gas production blocks are typically auctioned by governmental authorities. Repsol YPF faces intense competition in bidding for such production blocks, especially those blocks with the most attractive crude oil and natural gas reserves.

1.3.5	Repsol YPF’s operations are subject to extensive regulation

The oil industry is particularly subject to extensive regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling and exploration obligations, restrictions on production, required divestments of assets and foreign currencies controls over the development and nationalization, expropriation or cancellation of contract rights. Such legislation and regulations cover virtually all aspects of Repsol YPF’s activities in each of its three business segments (upstream, downstream and natural gas and electricity), inside and outside Spain, and may change. In Spain, for example, the government regulates maximum price levels for LPG and natural gas.

Back to Contents

In addition, the terms and conditions of the agreements under which Repsol YPF’s oil and gas interests are held generally reflect negotiations with governmental authorities and vary significantly by country and even by field within a country. These agreements generally take the form of licenses or production sharing agreements. Under license agreements, the license holder provides financing and bears the risk of the exploration and production activities in exchange for resulting production, if any. Part of the production may have to be sold to the state or the state-owned oil company. License holders are generally required to pay royalties and income tax. Production sharing agreements generally require the contractor to finance exploration and production activities in exchange for the recovery of its costs from part of production (cost oil), the remainder of production (profit oil) being shared with the state-owned oil company on an agreed upon basis.

Repsol YPF has operations in many countries throughout the world, including Iran and Libya. U.S. legislation, such as the Iran and Libya Sanctions Act of 1996, as amended and extended by the ILSA Extension Act of 2001, may impact Repsol YPF’s operations in one or more of these countries. For example, the Sanctions Act requires the President of the United States to impose two or more of certain enumerated sanctions under certain circumstances on companies which engage in trade with or investment activities in Libya and Iran. These sanctions include, among others:

•	prohibitions on loans from U.S. financial institutions, contracts with the U.S. government, and exports of certain U.S. technology,

•	additional sanctions, as appropriate, to restrict imports from sanctioned persons.

Repsol YPF cannot predict changes in U.S. legislation or interpretations of, or the implementation policy of the U.S. government with respect to, U.S. legislation, including the Sanctions Act.

1.3.6	Repsol YPF is subject to extensive environmental regulations and risks

Repsol YPF is subject to extensive environmental laws and regulations in almost all the countries in which it operates, which regulate, among other matters affecting Repsol YPF’s operations, environmental quality standards for products, air emissions, water discharges, remediation of soil pollution and the generation, handling, storage, transportation, treatment and disposal of waste materials. These laws and regulations have had and will continue to have a substantial impact on Repsol YPF’s operations. Repsol YPF’s operations are subject to certain environmental risks that are inherent in the oil and gas industry and which may arise unexpectedly and result in material adverse effects on Repsol YPF’s financial position and results of operations.

1.3.7	Most of Repsol YPF’s reserves are located in developing countries

Substantial portions of Repsol YPF’s hydrocarbons reserves are located in countries outside the EU, certain of which may be politically or economically less stable than EU countries. At December 31, 2002, 94.9% of Repsol YPF’s proved hydrocarbons reserves were located in Latin America and 4.7% in North Africa and the Middle East. Reserves in developing countries as well as related production operations may be subject to risks, including increases in taxes and royalties, the establishment of limits on production and export volumes, the compulsory renegotiation of contracts, the nationalization or denationalization of assets, changes in local government regimes and policies, changes in business customs and practices, payment delays, currency exchange restrictions and losses and impairment of operations by actions of insurgent groups. See Section 2.2.1 “Information on Repsol YPF—Operations—Exploration and Production.” In addi tion, political changes may lead to changes in the business environment in which Repsol YPF operates. Economic downturns, political instability or civil disturbances may disrupt distribution logistics or limit sales in the markets affected.

Back to Contents

1.3.8	Exchange rates may fluctuate due to factors beyond Repsol YPF’s control

Repsol YPF faces exchange rate risk because the revenues and cash receipts it receives from sales of crude oil, natural gas and refined products are generally denominated in U.S. dollars or influenced by the U.S. dollar exchange rate, while a significant portion of Repsol YPF’s expenses are denominated in the local currency of the countries where it operates, principally the euro and the Argentine peso. While an increase in the value of the U.S. dollar against these currencies tends to increase Repsol YPF’s net income, such an increase would also increase the value of Repsol YPF’s debt as the majority of its debt is denominated in U.S. dollars (either directly or synthetically through currency forward contracts). By contrast, a decrease in the value of the U.S. dollar against these currencies tends to decrease Repsol YPF’s net income and reduce the value of its debt. In addition, Repsol YPF publishes its financial statements in euro by t ranslating assets and liabilities expressed in currencies other than euro at period-end exchange rates and revenues and expenses expressed in currencies other than the euro at average exchange rates for the period. Fluctuations in the exchange rates used to translate these currencies into euro could have a material adverse effect on Repsol YPF’s business, financial condition and results of operations.

1.3.9	Conditions in the petrochemicals industry are cyclical and may change due to factors beyond Repsol YPF’s control

The petrochemicals industry is subject to wide fluctuations in supply and demand reflecting the cyclical nature of the chemicals market at regional and global levels. These fluctuations affect prices and profitability for petrochemicals companies, including Repsol YPF. Repsol YPF’s petrochemicals business is also subject to extensive governmental regulation and intervention in such matters as safety and environmental controls.

2. Information on Repsol YPF

2.1	Repsol YPF

2.1.1	Overview

Repsol YPF is a limited liability company (sociedad anónima) duly organized on November 12, 1986 and existing under the laws of the Kingdom of Spain. The address of Repsol YPF is Paseo de la Castellana 278, 28046 Madrid, Spain and its telephone number is 011-34-91-348-8000.

Repsol YPF is an integrated oil and gas company engaged in all aspects of the petroleum business, including exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

Repsol YPF began operations in October 1987 as part of a reorganization of the oil and gas businesses then owned by Instituto Nacional de Hidrocarburos, a Spanish government agency which acted as a holding company of government-owned oil and gas businesses. In April 1997, the Spanish government sold in a global public offering its entire remaining participation in Repsol YPF. During 1999, and as part of its international growth strategy, Repsol YPF acquired, through a series of acquisitions, YPF, a leading Argentine petroleum company and the former state oil and gas monopolist in Argentina. Since 1999, Repsol YPF has acquired additional shares of YPF and, as of December 31, 2002, Repsol YPF owned 99.04% of YPF.

On June 28, 2000, the general meeting of shareholders approved the change of the company’s name from Repsol, S.A. to Repsol YPF, S.A.

Through the acquisition of YPF, Repsol YPF sought to achieve a balance between upstream and downstream operations, position itself as a market leader in Latin America, achieve operating and capital expenditure synergies and consolidate its business scale and financial strength. As part of its integration strategy, Repsol YPF has been disposing of specific assets which do not correspond to its core businesses outlined above or to its core geographic areas, which include Spain, Latin America and North Africa.

For a description of our principal capital expenditures and divestitures see Section 3.8.2. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Investments and Divestitures.”

Back to Contents

Below is a simplified organizational chart of Repsol YPF’s significant subsidiaries as of March 31, 2003, including their country of incorporation, main activities and Repsol YPF’s ownership interest in those subsidiaries. For a complete list of Repsol YPF’s subsidiaries, see Repsol YPF’s Consolidated Financial Statements.

REPSOL YPF GROUP

REPSOL YPF
100%
REPSOL EXPLORACIÓN (EXPLORATION AND PRODUCTION)
99.97%
REPSOL PETRÓLEO (REFINING)
85.98%
PETRONOR (REFINING)
96.64%
REPSOL COMERCIAL (MARKETING)
100%
REPSOL QUIMICA (CHEMICALS)
19.67%
CLH (DISTRIBUTION)
5.33%
100%
REPSOL BUTANO (MARKETING)
24.04%
GAS NATURAL (GAS)
100%
REPSOL INTERNATIONAL FINANCE(1) (FINANCE AND HOLDING COMPANY)
100%
REPSOL INTERNATIONAL CAPITAL(2) (FINANCE)
A
B
100%
REPSOL YPF CHILE (MARKETING)
100%
REPSOL YPF BOLIVIA (EXPLORATION AND PRODUCTION)
100%
REPSOL YPF PERÚ, B.V. (REFINING AND MARKETING)
100%
REPSOL YPF COMERCIAL DEL ECUADOR (MARKETING)
99.04%
YPF (EXPLORATION AND PRODUCTION, REFINING, MARKETING AND GAS)
100%
REPSOL YPF BRASIL (EXPLORATION AND PRODUCTION, REFINING, MARKETING AND GAS)

A Main Subsidiaries incorporated in Spain (unless otherwise indicated).

B Main Latin America subsidiaries.

(1) Incorporated in the Netherlands.

(2) Incorporated in the Cayman Islands.

Back to Contents

2.1.2	Organization of Repsol YPF

Repsol YPF engages in all aspects of the petroleum business, including the exploration, development and production of crude oil and natural gas, the transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, petrochemical production and the marketing of petroleum products, petroleum derivatives, petrochemicals, LPG and natural gas. Repsol YPF organizes its business along the following areas of activities:

•	Upstream:

–	Exploration and Production;

•	Downstream:

–	Refining and Marketing

–	Chemicals

•	Gas and Electricity.

Repsol YPF today has operations in 28 countries, most significantly in Spain and Argentina. Repsol YPF has a unified global corporate structure with headquarters in Madrid, Spain and Buenos Aires, Argentina. Repsol YPF manages its business as a fully integrated organization at both the operational and organizational levels. Key functions such as strategic planning, control, finance and human resources are centrally coordinated. In contrast, the operations of Repsol YPF are managed individually on a decentralized geographic basis and globally by division in order to maximize efficiencies and operating synergies arising from the integration of Repsol and YPF. In November 2002, the Board of Directors of Repsol YPF appointed Ramón Blanco Balín as Chief Operating Officer, with the ultimate responsibility for managing the operations of Repsol YPF. Additionally, there are two Executive Vice-Presidents (one for each of Upstream and Downstream), a Chief Fin ancial Officer and the Director Assistant to the Chairman, all reporting directly to the office of the President.

To respond to the challenges presented by the integration of Repsol and YPF and the new economic environment, in 2001 Repsol YPF formulated “RYS XXI” (Repsol YPF of the 21st Century). This framework laid the foundations for a new culture and a new management model based on three pillars:

•	strategy-focused management style;

•	business units oriented towards outside clients; and

•	service units oriented towards business units as “inside clients”.

Repsol YPF has adapted its structure to this program throughout 2002, implementing new and homogeneous practices across the group (including, the use of performance-based service agreements and standard setting framework service agreements) and integrating information channels to support an objective-based management. RYS XXI has enhanced a working culture where business plans, performance-based contracts and service agreements are adopted after careful discussion with, and consideration of new ideas from different corporate bodies, typically structured as committees that provide advisory functions in the context of the decision-making process.

With a view to strengthening the overall management of Repsol YPF, in April 2003 Ramón Blanco Balín was appointed to the Board of Directors and the Board of Directors appointed him Consejero Delegado, acting as Chief Operating Officer.

2.1.3	Strategy

Repsol YPF is one of the major integrated oil and gas companies. Repsol YPF’s goal is to be a leader in the businesses where it has the know-how and competitive edge to enjoy the benefits of economies of scale and scope, which are basically the following:

•	crude oil production in Latin America, North Africa and other geographic areas;

•	natural gas production and marketing in Latin America;

Back to Contents

•	LNG projects in the Atlantic basin, the American Pacific region, the Mediterranean region and the Persian Gulf;

•	downstream oil business (refining, marketing and petrochemicals) in Southern Europe and South America; and

•	global LPG distribution.

In order to fulfill this goal, the following objectives are at the core of Repsol YPF’s strategy:

•
Achieve fast organic growth in net income and cash flows on the basis of cost reductions and pursuing cash-generating and growth projects, such as its exploration and production activities in Trinidad and Tobago, Bolivia, Venezuela, Brazil, Libya and Algeria; midstream operations in the gas and electricity business; and increasing its downstream capacity in line with its growth in the markets where it operates.

•
Reduce its exposure to Argentina by diversifying its production into other areas (for example, through the purchase in 2003 of an additional 20% of the gas and liquid reserves of BPRY Caribbean Ventures LLC (“BPRY”) in Trinidad and Tobago).

•
Pursue operating excellence at all levels, which Repsol YPF believes will be key to maintaining its profitability in mature businesses which generate high free cash flow. In order to meet this goal, Repsol YPF will implement productivity-enhancing measures and cost- cutting initiatives to, among others, reduce finding, development and lifting costs in upstream. Repsol YPF also aims to remain a top performer in terms of plant benchmarking in the refining and petrochemicals industry with the support of the new technology center in Móstoles (Madrid).

•
Strengthen its financial condition to achieve and maintain an overall “AA” credit rating for the group or an “A” credit rating excluding Repsol YPF’s operations in any geographical area that may suffer an economic crisis, such as Argentina. Repsol YPF will strive to control and maintain its relevant financial ratios at levels consistent with such credit ratings, which Repsol YPF expects will provide it with the financial flexibility to both take advantage of business opportunities and withstand economic shocks in any country where it operates.

2.1.4	Economic and Operating Information

Below are summaries of operating revenues of Repsol YPF by line of business and geographic area:

	2002	2001	2000	02 vs. 01	01 vs. 00

	(millions of euros)

Operating revenue by business segment
Exploration & Production	5,580	7,305	9,084	(23.61)%	(19.58)%
Refining & Marketing	31,289	32,491	34,874	(3.70)	(6.83)
Chemicals	2,109	2,355	2,445	(10.45)	(3.68)
Natural Gas & Electricity	3,110	5,900	5,430	(47.29)	8.66
Adjustments & other	(5,598)	(4,398)	(6,091)	(27.29)	27.80

	36,490	43,653	45,742	(16.41)	(4.57)

Operating revenue by geographic segment
Spain	24,541	28,313	28,664	(13.32)%	(1.2)%
Rest of Europe	594	419	950	41.77	(55.9)
Argentina	5,415	8,621	10,082	(37.19)	(14.5)
Rest of Latin America	4,115	3,501	2,727	17.54	28.4
North Africa and Middle East	675	1,054	1,387	(35.96)	(24.0)
Far East	286	712	604	(59.83)	17.9
Rest of the world	864	1,033	1,328	(16.36)	(22.2)

	36,490	43,653	45,742	(16.41)	(4.6)

Back to Contents

Below is a summary of selected operating data of Repsol YPF:

	2002	2001	2000

Crude oil reserves(1)
Spain	4,242	6,962	7,174
Argentina	1,399,601	1,487,696	1,571,535
Rest of Latin America	420,165	378,478	330,014
Rest of the world	194,688	421,852	469,748
Gas reserves(2)
Spain	—	—	2,755
Argentina	9,431,883	10,122,647	10,653,460
Rest of Latin America	8,395,829	7,475,622	2,529,808
Rest of the world	378,067	994,294	1,208,717
Hydrocarbon production(3)
Spain	2,647	2,244	3,949
Argentina	261,293	262,430	275,437
Rest of Latin America	71,522	47,792	28,425
Rest of the world	29,644	57,878	69,177
Refining capacity(4)
Spain	740	740	740
Argentina	334	334	364
Rest of Latin America	160	102	102
Crude oil processed(5)
Spain	31.9	32.3	32.9
Argentina	15.2	14.5	16.0
Rest of Latin America	5.7	4.2	3.7
Number of service stations(6)
Spain	3,653	3,704	3,731
Argentina	1,940	2,018	2,770
Rest of Latin America	906	811	653
Rest of the world	130	103	96
Sales of petroleum products(7)
Spain	26,785	25,641	25,178
Argentina	8,001	8,550	11,197
Rest of the world	15,305	15,491	15,080
Sales of petrochemical products(7)
By region:
Spain	1,257	1,148	1,111
Argentina	539	632	393
Rest of the world	1,730	1,595	1,308
By product:
Basic	723	712	818
Derivative	2,803	2,663	1,994
LPG sales(7)
Spain	2,030	2,102	2,247
Argentina	342	363	391
Rest of Latin America	783	696	509
Rest of the world	81	84	83
Natural gas sales(8)
Spain	18.52	16.92	16.32
Argentina	2.22	2.26	2.48
Rest of Latin America	4.45	3.48	2.83
Rest of the world	1.68	1.10	0.94

Back to Contents

(1)	Thousands of barrels of crude oil.
(2)	Millions of cubic feet of gas.
(3)	Thousands of barrels of oil equivalent.
(4)	Thousands of barrels per day. Information for 2002 includes 30% of the REFAP refinery (Brazil), 30.71% of Manguinhos Refinery (Brazil) and 50% of the Refinor refinery (Argentina).
(5)	Millions of tonnes of oil equivalent. Information for 2002 includes 30% of the REFAP refinery (Brazil) and 50% of the Refinor refinery (Argentina).
(6)	Starting in 2000, all service stations located at both sides of a road are considered two points of sale.
(7)	Thousands of tonnes.
(8)
Billion cubic meters. Includes 100% of sales volumes reported by Gas Natural. Since January 1, 2002, Gas Natural reports 100% of the natural gas sales volumes of each of its consolidated subsidiaries, regardless of Gas Natural’s stake in such subsidiaries. In prior years, Gas Natural reported the natural gas sales volumes of each of its consolidated subsidiaries based on the consolidation method (global integration or proportional) used to account for each such subsidiary. Since January 1, 2002, Metrogas is accounted for by Repsol YPF under the equity method. In prior years, Metrogas was consolidated by Repsol YPF using the proportional integration method. For comparison and uniformity purposes, 2001 and 2000 natural gas sales volumes have been restated to reflect these reporting changes.

2.1.5	Business Environment

As expected, the political uncertainty that has dominated the markets in recent years, including the energy market, continued throughout 2002. In particular, worldwide oil demand remains stagnant at the same level of two years ago although it has been accompanied by prices uncharacteristically high for a recessionary economy.

The average price for Brent dated crude oil and West Texas Intermediate crude oil during 2002 were US$25.0 and US$26.2 per barrel, respectively, almost the same levels of 2001.

The worldwide oil industry was characterized in 2002 by little investment in the OPEC countries, upstream investments in high cost areas with low political risk and a policy of quotas by the OPEC countries aimed at maintaining high prices. As in 2001, this situation has benefited mainly the countries that made up the former Soviet Union, which enjoy an increasingly profitable upstream business.

Oil market leaders seem to be rectifying their prior expansionist strategies by cutting production targets and reducing their less profitable upstream portfolios.

The refining activity, especially in Europe and the United States, has deteriorated as compared with 2001. In 2002, worldwide refining registered the lowest margins ever seen in the industry, caused by high crude oil prices and low demand in a recessive economy.

During 2002 the worldwide petrochemical industry registered low international margins typical of a low cycle, similar to those of 2001, with two phases: (i) the first three quarters of 2002, where margins grew as a result of replacement of stocks by clients, and (ii) the last quarter of 2002, where margins declined as a consequence of the contraction in demand caused by the economic uncertainty generated by financial scandals at major U.S. corporations, the fall of stock markets and the possibility of a war in Iraq.

During 2002 the activity in the natural gas sector grew as expected. The overall development of the LNG market has been remarkable due to the award and commencement of new export projects, the development of new regasification capacity, the opening of new markets in Asia and the increasing importance of short-term and spot contracts.

Secondary activities, like electricity, are financed from financial surpluses generated by core activities, if any. Since core activities did not generate financial surpluses in 2002, the relative importance of secondary activities declined.

Back to Contents

2.1.6 Development of the Business

Repsol YPF’s net income for 2002 increased 90.4% to €1,952 million. Cash flow from operating activities was €4,470 million as compared to €5,489 million in 2001. Net income per share increased from €0.84 in 2001 to €1.60 in 2002.

Operating income in 2002 was €3,323 million as compared to €4,920 million in 2001. Operating income for fiscal 2001 included €998 million from Gas Natural’s 2001 operating income, reflecting 100% of Gas Natural’s operating income, while operating income for 2002 included €613 million from Gas Natural’s 2002 operating income, reflecting 100% of Gas Natural’s operating income until May 2002 and 24.04% thereafter.

Reference crude oil prices rose steadily over the year, influenced by the restrictions on OPEC supplies, fears of war and more recently by the prolonged crisis in Venezuela. In Spain, refining margins continued to narrow and marketing margins reflected historical levels; Argentina refining and marketing margins experienced a significant improvement during 2002, after passing on to retail sale prices the increases in crude oil prices and due to the effect of the peso devaluation. Chemicals average international margins reached similar levels to 2001, with growing international margins from January to September and declining margins in the fourth quarter of the year as a result of weakened demand caused by the economic uncertainty. Lastly, the gas and electricity operations suffered the impact of important changes in the scope of the consolidation method and the economic crisis in Argentina.

Repsol YPF’s total debt and net debt decreased significantly during 2002 due to asset sales, the deconsolidation of Gas Natural, reductions in investments and positive exchange rate movements. See Section 3.8.1 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

2.2	Operations

2.2.1	Exploration and Production

Exploration and Production (“E&P”) accounted for approximately 54%, 52% and 62% of Repsol YPF’s operating income in 2002, 2001 and 2000, respectively.

E&P includes the exploration and production of crude oil and natural gas in different parts of the world. Repsol YPF’s oil and gas reserves are located in Latin America (principally in Argentina, Bolivia, Venezuela, Trinidad and Tobago and Ecuador), North Africa, the Middle East, Indonesia, Spain and the United States.

Repsol YPF conducts its E&P activities through YPF, Repsol YPF Brazil, Repsol Exploración and Repsol YPF Bolivia.

Repsol YPF estimates that at December 31, 2002, it had proved net oil and gas reserves of approximately 5,261 million barrels of oil equivalent, a 6.2% decrease in comparison to 5,606 million barrels of oil equivalent at December 31, 2001, which in turn represents a 6.5% increase from 4,942 million barrels of oil equivalent at December 31, 2000. The reserves replacement ratio, excluding acquisitions and sales made during each respective year, was 69.5% and 81.3% of the annual production in 2002 and 2001, respectively, or 5.5% and 279% of the annual production in 2002 and 2001, respectively, including new acquisitions and sales. This change is mainly due to the sale of assets in Indonesia in 2002, which represented net proved reserves of approximately 300 million barrels of oil equivalent. During 2002, Repsol YPF’s average net production was approximately 1,000 thousand barrels of oil equivalent per day compared to 1,015 thousand barrels of oil equivalent per day in 2001.

At December 31, 2002, Repsol YPF had oil and gas exploration and production interests in 20 countries, through concessions and contractual agreements, either directly or through its subsidiaries. Repsol YPF acted as operator in 16 of those countries.

2.2.1.1	Oil and Gas Reserves

Unless otherwise indicated below, Repsol YPF estimated its proved oil and gas reserves as of December 31, 2002, 2001 and 2000 in accordance with guidelines established by the Securities and Exchange Commission and accounting principles set by the Financial Accounting Standards Board. These standards require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements.

Back to Contents

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

	(thousands of barrels)
Proved developed and undeveloped net crude oil reserves (including condensate and natural gas liquids)
Reserves at Dec. 31, 2000	2,378,471	7,174	262,928	1,571,535	330,014	206,768	52
Reserves at Dec. 31, 2001	2,294,988	6,962	203,964	1,487,696	378,478	217,848	40
Reserves at Dec. 31, 2002 (1)	2,018,696	4,242	188,733	1,399,601	420,165	5,918	37

(1)	44.9% of reserves were estimated by Gaffney, Cline & Associates, independent engineers.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

	(millions of cubic feet)
Proved developed and undeveloped net natural gas reserves
Reserves at Dec. 31, 2000	14,394,740	2,755	670,999	10,653,460	2,529,808	531,412	6,306
Reserves at Dec. 31, 2001	18,592,563	0	452,060	10,122,647	7,475,622	536,816	5,418
Reserves at Dec. 31, 2002 (1)	18,205,779	0	323,095	9,431,883	8,395,829	50,088	4,884

(1)	31.9% of reserves were estimated by Gaffney, Cline & Associates, independent engineers.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

	(thousands of barrels of oil equivalent)
Total proved developed and undeveloped net reserves
Reserves at Dec. 31, 2000	4,942,094	7,665	382,429	3,468,857	780,558	301,410	1,175
Reserves at Dec. 31, 2001 (1)	5,606,220	6,962	284,474	3,290,483	1,709,844	313,452	1,005
Reserves at Dec. 31, 2002 (2)	5,261,043	4,242	246,275	3,079,366	1,915,415	14,838	907

(1)
Includes 526,618 thousand barrels of crude oil equivalent relating to the minority shareholders of Andina (Bolivia) and 299,988 thousand barrels of crude oil relating to investees in Indonesia, which were deconsolidated at December 31, 2001.

(2)
Includes 622,180 thousand barrels of crude oil equivalent relating to the minority shareholders of Andina (Bolivia). Gaffney, Cline & Associates, independent engineers, estimated 37% of Repsol YPF’s proved crude oil reserves, condensates, LPG and natural gas reserves.

Latin American reserves include 100% of Astra’s reserves since December 31, 2000. At this date, Repsol YPF owned 99.36% of Astra. On January 1, 2001, the merger of Astra into YPF became effective.

Net proved reserves at December 31, 2002 were 5,261 million barrels of oil equivalent (38.4% petroleum and liquids and 61.6% natural gas), a 6.2% decrease compared to net proved reserves of 5,606 million barrels of oil equivalent at December 31, 2001. This decrease in net proved reserves is a result of:

•
a decrease of 234 million barrels of oil equivalent from the negative balance between acquisitions of new assets and divestments. This change was mainly due to the sale of assets in Indonesia as of January 1, 2002, which represented net proved reserves of approximately 300 million barrels of oil equivalent, to CNOOC. This decrease was partly offset by an increase of 53 million barrels of oil equivalent from the integration since the first quarter of 2002 of 10% of the Albacora Leste field in Brazil (acquired through the asset swap with Petrobras), and by an increase of 13 million barrels of oil equivalent in Venezuela (Yucal Placer);

Back to Contents

	•	an increase of 116 million barrels of oil equivalent from revisions to previous estimates and the use of technologies to improve production;

	•	an increase of 138 million barrels of oil equivalent from field extensions and discoveries principally in Bolivia, Argentina and Libya; and

	•	a decrease of 365 million barrels of oil equivalent from oil and natural gas production.

2.2.1.2		Production

The following table shows Repsol YPF’s net average production of crude oil and natural gas for 2002, 2001 and 2000.

	2002	2001	2000

	(thousands of barrels per day)
Crude oil net production (including condensate and natural gas liquids)
Spain	5	5	2
North Africa and Middle East	61	68	97
Argentina	438	444	432
Rest of Latin America	80	72	54
Rest of the World	—	56	51

Total crude oil net production	584	645	636

	2002	2001	2000

	(millions of cubic feet per day)
Natural gas net production
Spain	13	8	48
North Africa and Middle East	110	109	148
Argentina	1,561	1,544	1,805
Rest of Latin America	648	329	134
Rest of the World	4	85	80

Total natural gas net production	2,336	2,075	2,215

	2002	2001	2000

	(thousands of barrels of oil equivalent per day)
Total crude oil and natural gas net production	1,000	1,015	1,030

Repsol YPF net petroleum production in 2002 was 365.1 million barrels of oil equivalent, a 1.4% decrease from 2001. This decrease was mainly due to the sale of assets in Indonesia in 2002, which was partially offset by the production increases in Venezuela, Bolivia, Trinidad and Tobago and Colombia. Average daily net production in 2002 was 584 thousand barrels of crude oil and 2,336 million cubic feet of natural gas. Assuming the acquisitions and dispositions made during fiscal 2002 were given effect as of January 1, 2001, the average daily net production in 2002 would have increased by 5.9%, consisting of a 17.2% increase in gas production and a 0.8% decrease in liquids production.

Repsol YPF net petroleum production in 2001 was 370.3 million barrels of oil equivalent, 1.49% lower than in 2000. This decrease was mainly due to the sale during 2001 of assets in Egypt and the swap of assets in Argentina for a participation in Andina in Bolivia, which favored long-term growth but affected current production. Average daily net crude oil production in 2001 was 645 thousand barrels and average natural daily gas production was 2,075 million cubic feet. Assuming the acquisitions and dispositions made during fiscal 2001 were given effect as of January 1, 2000, the average daily net production in 2001 would have increased by 1.9%, consisting of a 5.8% increase in liquids production and a 4.2% decrease in gas production.

Back to Contents

Crude oil and natural gas production accounted for approximately 58.4% and 41.6%, respectively, of Repsol YPF’s total production in barrels of oil equivalent during 2002. Repsol YPF current estimated oil and gas net proved reserves/production ratio is 14.4, based on total net proved reserves and annual net production for 2002. The gas net proved reserves/production ratio has been estimated at 21.3, based on gas net proved reserves and annual production for 2002. The estimated liquids net reserves/production ratio is 9.5.

2.2.1.3	Exploration, Development, Acquisitions and Production

Repsol YPF’s strategy is based on exploration and the efficient development of the fields it operates, focusing on regions with great potential and conditions favorable to improving Repsol YPF’s competitive position, primarily Latin America and North Africa.

The tables below show production costs incurred by Repsol YPF and other details of Repsol YPF’s production operations in 2002, 2001 and 2000.

	2002	2001	2000

	(millions of euros)
Exploration, development and acquisitions (incurred costs)
Exploration	193	309	281
Development	961	1,348	1,098
Acquisitions	1	166	961

Total	1,155	1,823	2,340

	2002	2001	2000

Exploration, development and acquisitions
Exploratory concession area (1)	156,926	166,959	231,000
Exploratory drilling tests	43	82	93
Positive	14	29	37
Discoveries and extensions (2)	138	219	298
Acquisitions/sales (2)	(234)	733	95

(1)	Square kilometers.
(2)	Millions of barrels of oil equivalent.

At December 31, 2002, Repsol YPF had mineral rights with respect to a total of 260 blocks with a net surface area of 193,602 km2 (115 of these blocks were located in Argentina, with a net surface area of 86,518 km2), consisting of 141 production blocks with a net surface area of 36,676 km2 (84 of which were located in Argentina, with a net surface area of 24,720 km2) and 119 exploratory blocks with a net surface area of 156,926 km2 (31 of which were located in Argentina, with a net surface area of 61,798 km2).

During 2002, Repsol YPF finished a total of 43 exploratory wells, 14 of which were successful. In Argentina 26 exploratory wells were finished, 10 of which were successful, and in the rest of the world 17 were finished, 4 of which were successful. One exploratory well was under evaluation at December 31, 2002.

At the end of 2002, Repsol YPF had 13 exploratory wells in progress, 10 of which were located in Argentina and 3 in the rest of the world.

In 2002, finding cost was US$1.34 per barrel of oil equivalent, compared to US$1.13 per barrel of oil equivalent in 2001, and to rolling average of US$1.00 per barrel of oil equivalent for the period 2000-2002.

The following are the most significant activities conducted by Repsol YPF in the countries in which Repsol YPF had exploration and production interests in 2002.

Algeria

At December 31, 2002, Repsol YPF had mineral rights in four blocks. Two of these blocks are production blocks with a net surface area of 553 km2, and the other two are the exploratory block 401d in the Berkine basin, with a net surface of 2,317 km2, and block 351c, 352c in the Reggane basin, with a net surface of 5,498 km2. In December 2002, the Algerian authorities approved the participation agreement among Repsol YPF and Woodside and Partex to explore and produce oil and gas at the 401d exploration block based on the following shareholding structure: Repsol YPF will be the operator with a 55% stake, Woodside will hold a 35% stake and Partex a 10% stake. The Ministry of Energy and Mines and Sonatrach awarded the concession for block 351c, 352c in the Third International Exploration Round held in the summer of 2002 to Repsol YPF, which was designated operator with a 45% interest, Edison Gas (with a 25% interest) and RWE DEA (with a 30%). Block 351c, 352c has significant gas discoveries and high exploratory potential.

Back to Contents

No exploratory wells were finished in 2002.

Net petroleum production in Algeria was 10.8 million barrels of oil equivalent (an average of 29,646 barrels of oil equivalent per day), mainly from the TFT block (operated by Repsol YPF in conjunction with Sonatrach and Total Fina Elf) and, to a lesser extent, from the Issaouane block, operated by Repsol YPF. Oil production was 3.6 million barrels, including condensates and liquids, and 40.3 billion cubic feet of natural gas. Net proved reserves in Algeria at December 31, 2002 were 84.9 million barrels of oil equivalent.

Argentina

At December 31, 2002, Repsol YPF had mineral rights in 115 blocks, including 31 exploratory blocks with a net surface area of 61,798 km2, and 84 production blocks located in the Neuquén, San Jorge, Austral, Cuyana and Northwest basins, with a net surface area of 24,720 km2.

Net petroleum production in Argentina in 2002 was 261.3 million barrels of oil equivalent (an average of 715,871 barrels of oil equivalent per day). Crude oil production was 159.8 million barrels, including condensates and liquids, and 569.9 billion cubic feet of natural gas. Net petroleum production in Argentina broken down by area was, on average: Neuquén, 453,394 barrels of oil equivalent per day; San Jorge and Austral, 162,131 barrels of oil equivalent per day; Cuyana, 41,797 barrels of oil equivalent per day and Northwest, 58,549 barrels of oil equivalent per day. Net proved reserves in Argentina at December 31, 2002 were 3,079 million barrels of oil equivalent.

Compared to 2001, petroleum production increased by 11.1% in Cuyana and by 3.4% in San Jorge and Austral, and decreased by 2.3% in Neuquén and by 3.1% in the Northwest basin.

During 2002, a total of 26 exploratory wells were finished, 10 of which were successful. During 2002, Repsol YPF made discoveries in Argentina in the Cañadón Amarillo block with the Rincón Blanco x-1 exploratory well located in the Neuquén basin. More discoveries were made in the Neuquén basin with the Rincón Chico xp-101 and Cerro Negro x-1 exploratory wells, and in the San Jorge Gulf basin with the Grimbeek x-610 well in the Manantiales Behr area and with the Western Estancia Saraí x-1 well in the Los Perales-Las Mesetas area.

Effective as of January 2001, Repsol YPF closed an asset swap with Pecom Energía (Perez Companc) whereby Repsol YPF received Pecom Energía’s 20.25% interest in Empresa Petrolera Andina in Bolivia and a 50% stake in the fields of Manantiales Behr and Restinga Alí, both located in the San Jorge Gulf in Argentina. In exchange, Repsol YPF transferred to Perez Companc its stake in the Santa Cruz I (30%) and Santa Cruz II (62.2%) oil and gas fields, both in the Austral basin in the south of Argentina. See “— Bolivia” below.

In December 2000, Construction of Project Mega was completed. The main objective of this project is to separate liquid petroleum products from natural gas produced mainly at Loma La Lata, for its transport to the petrochemical complex of Bahía Blanca, located on Argentina’s Atlantic coast. With Project Mega, Repsol YPF increased its liquids production in Loma La Lata by an average of 42,400 barrels of liquids per day. The drilling activities necessary to respond to seasonal peaks in gas consumption during winter continue at Loma La Lata.

In the Northwest basin, Repsol YPF will acquire 3D seismic for its Palmar Largo field as part of the exploration and development plan for the area, and will continue gas deep drilling in Aguarague.

Back to Contents

In the vicinity of El Portón-Buta Ranquil, in the Neuquén basin, Repsol YPF is completing the construction of an LPG plant (which is expected to start operations in the first half of 2003) and drilling high gas-oil ratio wells. The project aims to remove gas liquids, LPG and gasoline from the associated gas from the El Portón and Chihuido de La Salina gas fields through an LPG plant, with subsequent reinjection of dry gas back into the fields to reduce pressure drops, thereby maintaining liquid recovery rates. Over the life of the project, LPG, crude oil, condensates and gasoline from high gas-oil ratio wells represent reserves of 40 million barrels of oil equivalent per day.

The development of the Cañada Dura oil field, discovered in 2000, is being completed. In 2002, 33 wells were drilled in this oil field and seven more are to be drilled in 2003. The oil field reached a production of 12,425 oil barrels per day in 2002.

At the Rincón de los Sauces field, works are being undertaken to mitigate the oil field’s decline observed half way through 1999, including an increase of exploration and additional infill drilling, as well as an increase in capacity for water treatment and injection.

In the San Jorge Gulf basin numerous projects of secondary recovery have been undertaken through water injection, with very positive results. Development of the drilling projects for 2002 continued, among which is the project Drill 600. Development of the Magallanes discoveries in the Austral basin have continued with the objective of beginning production of the east flank of Block CAM 2A Sur in 2003.

In 2002, Repsol YPF was awarded the oil exploration areas of Bandurria in the Neuquén basin and GAN-GAN and CGSJ-V in the Cañadón Asfalto basin.

Azerbaidjan and Kazakhstan

At December 31, 2002, Repsol YPF had mineral rights in one exploratory block in Kazakhstan, operated by Repsol YPF, with a net surface area of 3,025 km2.

During 2002, Repsol YPF continued working with the local authorities to relinquish the exploratory block of Kurdashi in Azerbaidjan, which is expected to be approved in January 2004. In Kazakhstan, two unsuccessful exploratory wells were finished.

Bolivia

At December 31, 2002, Repsol YPF had mineral rights in 38 blocks, consisting of 13 exploratory blocks with a net surface area of 13,670 km2, and 25 production blocks with a net surface area of 1,770 km2.

Net petroleum production in Bolivia was 22.7 million barrels of oil equivalent (an average of 62,122 barrels of oil equivalent per day), mainly from fields operated by Andina and the Mamore block. Crude oil production was 6.9 million barrels, including condensates and liquids, and 88.5 billion cubic feet of natural gas. Net proved reserves in Bolivia at December 31, 2002, were 1,293 million barrels of oil equivalent. Net proved reserves allocated to Andina are 1,244 million barrels of oil equivalent.

During 2002, an unsuccessful exploratory well was finished.

Effective as of January 2001, Repsol YPF closed an asset swap with Pecom Energía (Perez Companc) whereby Repsol YPF received Pecom Energía’s 20.25% stake in Empresa Petrolera Andina and a 50% stake in the fields of Manantiales Behr and Restinga Alí, in the San Jorge Gulf basin in Argentina. In exchange, Repsol YPF transferred to Perez Companc its stake in the Santa Cruz I (30%) and Santa Cruz II (62.2%) oil and gas fields, both in the Austral basin in the South of Argentina. In addition, Repsol YPF acquired from Pluspetrol Bolivia Corporation the 9.5% stake owned in Andina. The total value of the assets involved in this agreement was $434.5 million. As a result, Repsol YPF increased to 50% its stake in Empresa Petrolera Andina, partner in the important gas fields of San Alberto and San Antonio in Bolivia. Repsol YPF assumed the control of Andina and therefore consolidates 100% of its income, expense, production and reserves. Wit h this transaction, Repsol YPF consolidated in 2001 its operations in Bolivia, strengthening even more its strategic positioning in the area.

Back to Contents

In 2002, Repsol YPF and its partners began the construction of a gas pipeline between Yacuiba and Río Grande. The pipeline is intended primarily to connect the gas produced on the San Alberto and San Antonio fields, where important discoveries have been made, with the Brazilian market. It is expected to be completed in 2003. Andina (controlled by Repsol YPF), Petrobras and TotalFinaElf hold a 50%, 35% and 15% interest, respectively, in these fields, which are operated by Petrobras. The new gas pipeline will be constructed by Transierra S.A., a company owned by the partners in the San Alberto and San Antonio fields and whose main asset will be the gas pipeline (GASYRG).

At the end of 2001, Repsol YPF, BG Group and BP reached an agreement to start the second stage of the study of a project for the production and sale of gas to be produced at the Margarita field in Bolivia. Work on the second stage started in 2002.

Brazil

At December 31, 2002, Repsol YPF had mineral rights in eight blocks located offshore, including seven exploratory blocks with a net surface area of 3,872 km2, and one production block with a net surface area of 22 km2. Net proved reserves in Brazil at December 31, 2002 were approximately 53 million barrels of oil equivalent.

In 2002, Repsol YPF abandoned upon completion of its exploratory commitments the BM-ES-2 block in the Espirito Santo basin and the BM-CAL-1 block in the Camamú Almada basin. No exploratory wells were finished in Brazil in 2002.

As part of the asset swap agreement with Petrobras in 2001, Repsol YPF received a 10% participating interest in the Albacora Leste block, a deep-water oil field located offshore with a potential total estimated at 1,300 million barrels of crude oil. See Note 23 to the Consolidated Financial Statements. This field is currently under development and it is expected to start production in 2004. The incorporation of this field resulted in an increase in net proved reserves of Repsol YPF of 53 million barrels of oil equivalent in the first quarter of 2003.

In 2002, Repsol YPF entered into a swap of exploratory assets with Chevron Texaco under which Repsol YPF transferred 15% of the BM-C-4 block in exchange for 32% of the BM-C-5 block.

Colombia

At December 31, 2002, Repsol YPF had mineral rights in six blocks, consisting of five exploratory blocks with a net surface area of 3,620 km2, and one production block (Cravo Norte) with a net surface area of 17 km2.

Net petroleum production in Colombia in 2002 was 1.8 million barrels of crude oil (an average of 4,939 barrels of crude oil per day), an increase from 1.0 million barrels in 2001 due to a decrease in the impact of attacks by the Colombian guerrillas in the pipeline from Cravo Norte. Net proved reserves in Colombia at December 31, 2002, were 6.7 million barrels of crude oil. During 2002, two exploratory wells were finished, one of which was successful (Capachos 1 in the Llanos basin).

During 2002, Repsol YPF acquired 25% of the Cosecha exploratory block, which has a net surface area of 631 km2.

Cuba

At December 31, 2002, Repsol YPF had mineral rights in six exploratory blocks, with a net surface area of 10,702 km2.

Dubai

At December 31, 2002, Repsol YPF had mineral rights in one production block with a net surface area of 454 km2. Crude oil production was 12.6 million barrels (an average of 34,505 barrels of crude oil per day). Net proved reserves in Dubai at December 31, 2002 were 63.1 million barrels of crude oil. No exploratory wells were finished in 2002.

Back to Contents

A tertiary recovery horizontal miscible gas inject pilot project is in progress in the Fateh oil field. By the end of 1999, Repsol YPF started the alternate injection of water and gas, with the first results being expected for 2003.

Ecuador

At December 31, 2002, Repsol YPF had mineral rights in three production blocks, with a net surface area of 1,225 km2. Net petroleum production in Ecuador was 3.3 million barrels of crude oil (an average of 8,998 barrels of crude oil per day) most of it from block 16, restricted in part by the lack of transportation capacity of the existing pipeline in which Petroecuador has priority. The concession for block 16 expires in January 2012. Net proved reserves in Ecuador at December 31, 2002, were 68.9 million barrels of crude oil. No exploratory wells were finished in 2002.

In February 2001, Repsol YPF and other companies signed an agreement with the government of Ecuador for the construction of a heavy crude oil pipeline (the “OCP project”) from the Oriente Basin in eastern Ecuador to the Pacific coast of Ecuador, which is essential for the elimination of a bottleneck affecting the transportation of heavy oil in the area. Construction of the pipeline started in 2001 and is expected to conclude in the second half of 2003. Repsol YPF’s share in the OCP project is 25.69%. Repsol YPF believes that, once the pipeline begins operations, it will allow it to more than double its current production in Ecuador. Repsol YPF has entered into a fifteen-year “ship or pay” agreement under which it may transport 100,000 barrels of crude oil per day through this heavy crude oil pipeline from approximately July 2003 (the estimated start date for the heavy crude oil pipeline) to July 2018, which will include the estimated cru de oil production from block 16.

Repsol YPF is currently negotiating the expiration dates of mineral rights it holds in production blocks in Ecuador to align them with the expiration dates under transport agreements. This will allow Repsol YPF to adjust its crude oil production to the contracted crude oil transportation capacity.

Egypt

Effective January 1, 2001, Repsol YPF sold all of its remaining assets in Egypt for a total (including 2000 and 2001 sales) of $578 million. The sale was approved by the Egyptian government during 2001.

Guyana

At December 31, 2002, Repsol YPF had mineral rights in one exploratory block located offshore, with a net surface area of 9,825 km2. No exploratory wells were finished in 2002. Repsol YPF has requested the approval of the authorities of Guyana to start a second three-year exploratory period.

Indonesia and Malaysia

At December 31, 2002, Repsol YPF had mineral rights in three blocks, consisting of two exploratory blocks, with a net surface area of 6,366 km2, and a production block with a net surface area of 2 km2.

Total net petroleum production in 2002 in Indonesia was 0.2 million barrels of oil equivalent (an average of 514 barrels of oil equivalent per day). Crude oil production was 0.02 million barrels, including condensates and liquids, and 1.0 billion cubic feet of natural gas. Net proved reserves at December 31, 2002 were 14.8 million barrels of oil equivalent. During 2002, no exploratory wells were finished.

Effective as of January 1 2002, Repsol YPF sold to CNOOC Ltd. its interest in the South East Sumatra, Offshore North West Java (ONWJ), Poleng, Offshore West Madura and Blora blocks, in Indonesia, for €671 million ($592 million), representing capital gains of approximately €49.4 million. The transaction encompasses interests with a net production of approximately 70,300 barrels per day, of which 79.2% is liquids and crude oil and 20.8% is gas, and net proved reserves of 300.0 million barrels of oil equivalent as of the end of 2001. Repsol YPF was the operator of the South East Sumatra Block.

After complying with the exploratory commitments for the first exploratory period, the South Sokang block was abandoned in June 2002.

Back to Contents

Iran

In 2001, OMV, after being awarded the Mehr exploratory block, transferred 33% of its interest to Repsol YPF. The block has a net surface of 792 km2 and is located in the foreland folding area of the Zagros range in Iran.

Libya

At December 31, 2002, Repsol YPF had mineral rights in, and operated, four blocks in the Murzuq basin, consisting of three exploratory blocks with a net surface area of 11,388 km2, and one production block with a net surface area of 874 km2.

Crude oil production in Libya in 2002, which was affected by the quotas assigned by OPEC to Libya, was 5.9 million barrels (an average of 16,282 barrels of crude oil per day), all of it from block NC-115 (El-Sharara field). Net proved reserves in Libya at December 31, 2002 were 98.4 million barrels of crude oil.

During 2002, a total of five exploratory wells were finished, one of which was successful. An important discovery was made in the first quarter of 2002 in the Murzuq basin with the first exploratory well carried out in the NC-190 block.

Repsol YPF is making important crude oil discoveries in the Murzuk basin. In 2002 the appraisal wells D2 and D3 in the NC-186 block added approximately 52 million barrels of oil equivalent to total proved reserves in the structure “D”. In the last quarter of 2002, Repsol YPF requested approval from the Libyan authorities to develop field D. In August 2002 Repsol YPF received approval by the National Oil Company of Libya (NOC) to develop field A in the NC-186 block in the Murzuq basin. This field has estimated total oil recovery reserves of approximately 140 million barrels of oil equivalent. Repsol YPF expects to start production in the first quarter of 2004 with an estimated total production of 40,000 barrels of oil equivalent per day. The NC-186 block has a net surface area of 4,300 km2 and potential total reserves of more than 300 million barrels of oil equivalent.

Peru

At December 31, 2002, Repsol YPF had mineral rights in four exploratory blocks with a net surface area of 15,443 km2. One unsuccessful exploratory well was finished in 2002. In 2002, Repsol YPF abandoned block 27 in the Marañón basin.

Spain

At December 31, 2002, Repsol YPF had mineral rights in 29 blocks, consisting of 16 exploratory blocks located offshore, with a net surface area of 6,232 km2, and 13 production blocks, with a net surface area of 1,154 km2.

Net petroleum production in Spain in 2002 was 2.6 million barrels of oil equivalent (an average of 7,253 barrels of oil equivalent per day). Crude oil production from Repsol YPF facilities in Casablanca (Mediterranean Sea), Poseidón (Atlantic Ocean), Gaviota (Cantabrian Sea) and, until July 1, 2002, La Lora (on land) was 1.8 million barrels of crude oil and 4.9 billion cubic feet of natural gas. Net proved reserves in Spain at December 31, 2002 were 4.2 million barrels of crude oil.

During 2002, Repsol YPF finished two unsuccessful exploratory wells.

In January, 2002, Repsol YPF was granted all administrative approvals required to carry out off-shore exploratory activities in the Canary Islands, east off the coast of Fuerteventura. During 2003, Repsol YPF will work on the design, gathering and processing of 3D seismic data. This work is expected to allow the drilling of two exploratory wells in 2004 or 2005, if the results are positive and the relevant authorizations are granted. In the third quarter of 2002, Woodside and RWE-Dea joined the project holding a 30% and a 20% interest, respectively. Repsol YPF holds the remaining 50% and will be the operator. At December 31, 2002 the agreement with Woodside and RWE-Dea was subject to approval by the Spanish government.

Back to Contents

Effective July 1, 2002, Repsol YPF sold its 50% stake in the La Lora concession, which includes the Ayoluengo field in the province of Burgos, to Northern Petroleum (45%), and to Teredo Oils Limited (5%) for approximately €0.1 million. The current production of this field is 160 barrels of oil equivalent per day.

Activities relating to the underwater storage of natural gas continued at the Gaviota offshore oil field.

Trinidad and Tobago

At December 31, 2002, Repsol YPF had mineral rights in one production block located offshore and 10% of the gas and liquid reserves of BP Amoco Trinidad and Tobago LLC (“BPTT”), a subsidiary of BP, with a combined net surface area of 392 km2.

Net petroleum production in Trinidad and Tobago was 10.0 million barrels of oil equivalent (an average of 27,379 barrels of oil equivalent per day), all of it from fields operated by BP. Crude oil production was 2.5 million barrels of liquids, and 42.1 billion cubic feet of natural gas. Net proved reserves in Trinidad and Tobago at December 31, 2002 were 236.3 million barrels of oil equivalent.

Repsol YPF acquired, effective January 1, 2000, 10% of BP’s gas and liquid reserves in Trinidad and Tobago through the acquisition of a 10% interest in BPRY, 100% owner of BPTT. This investment was related to the decision to add two new gas liquefaction trains (Trains 2 and 3) to the already existing train (Train 1) at the Atlantic LNG gas liquefaction plant, where the gas from these reserves will be processed. Effective January 1, 2003, Repsol YPF exercised a purchase option to acquire an additional 20% interest in BPRY, raising its interest in BPTT to 30%. After the exercise of this purchase option, Repsol YPF’s estimated net share in BPTT’s production in 2003 will be 105,000 barrels of oil equivalent per day, representing approximately 10% of Repsol YPF’s daily production worldwide. Repsol YPF holds a 20% participating interest in Train 1 and a 25% interest in Trains 2 and 3. Train 1 started operations in April 1999. Train 2 star ted operations in August 2002 with an installed production capacity of 4.4 billion cubic meters per year. Train 3, which is currently under construction and scheduled to start operations in the second quarter of 2003, will have an installed production capacity of 4.4 billion cubic meters per year. Total investment in Trains 2 and 3 is estimated at $1.1 billion. Total installed production capacity of the three trains will be approximately 13 billion cubic meters per year. A fourth train with an estimated installed production capacity of 6.5 billion cubic meters per year is currently being designed. See Section 2.2.4.1 “—Gas and Electricity—Natural Gas—Trinidad and Tobago.” With these acquisitions, Repsol YPF strengthened its position in a strategic area for the development of natural gas.

During 2002, three exploratory wells were finished, two of which were successful (Red Mango 2 and Iron Horse 1, both in the Columbus basin). The important discovery made by BPTT to the east of the Trinidad coast (Iron Horse 1) is estimated by the operator at more than 28 billion cubic meters per year (1 TCF).

United States

At December 31, 2002, Repsol YPF had mineral rights in 25 exploratory blocks, with a net surface area of 379 km2.

Net petroleum production in the United States in 2002 was 0.1 million barrels of oil equivalent. Net proved reserves at December 31, 2002 were 0.9 million barrels of oil equivalent. Repsol YPF finished one unsuccessful exploratory well in 2002. In round 183 held in August 2002, Repsol YPF was awarded the offshore-exploratory blocks GB-314, GB-315 and GB-402 in the Gulf of Mexico.

Venezuela

At December 31, 2002, Repsol YPF had mineral rights in seven blocks, consisting of one exploratory block, with a net surface area of 1,970 km2, and six production blocks, with a net surface area of 5,494 km2.

Net petroleum production in Venezuela in 2002 was 33.8 million barrels of oil equivalent (an average of 92,513 barrels of oil equivalent per day), mainly from Quiriquire, Mene Grande and Quiamare-La Ceiba, all of which are operated by Repsol YPF. Crude oil production was 15.0 million barrels, including condensates and liquids, and 105.6 billion cubic feet of natural gas. Net proved reserves of natural gas and liquids in Venezuela at December 31, 2002 were 257.0 million barrels of oil equivalent.

Back to Contents

No exploratory wells were finished in 2002.

In 2001, Repsol YPF and Petróleos de Venezuela, S.A. (“PDVSA”), the Venezuelan state-owned company, signed a gas sale agreement relating to the Quiriquire block. Repsol YPF began gas production from the Quiriquire block in September 2001. The project comprised the upgrade of existing wells, the drilling of additional wells, the development of the field’s gas reserves, the increase in the capacity of the treatment and compression gas plants and the construction of a crude oil pipeline between Orocual and Jusepín. The project was completed in the first quarter of 2002. Average net production in 2002 was 8.2 million cubic meters per day, which peaked in July 2002 with production of 9.0 million cubic meters per day. Repsol YPF is currently in negotiations with PDVSA to increase the volume of gas deliverables to 10.0 million cubic meters per day. This agreement will be in force until the expiry of the exploitation concession which is currently set for 2013.

In 2002, the construction of a new crude oil pipeline between La Ceiba and Santa Rosa started. Repsol YPF estimates that the pipeline will be operational in the first half of 2003 and it is expected to significantly improve the safety and efficiency of the current oil pipeline.

Production in December 2002 and the beginning of 2003 was adversely affected by a general strike. By mid-January 2003, production had reached levels close to those obtained before the strike.

2.2.2	Refining and Marketing

Refining and Marketing operations contributed 25.7% of the total operating income of Repsol YPF for the fiscal year 2002, 28.6% for the fiscal year 2001 and 21.2% for the fiscal year 2000.

Repsol YPF’s Refining and Marketing business unit comprises the refining and transportation, as well as the marketing, both at the retail and wholesale level, of petroleum products and the distribution and retail sale of liquefied petroleum gas or LPG, including butane and propane. Repsol YPF conducts refining activities in three countries as operator and is the leading refiner in the Spanish and Argentine markets. Repsol YPF operates five refineries in Spain with a total installed capacity of 740,000 barrels per day, and four refineries in Latin America (Argentina and Peru) with a total installed capacity of 421,500 barrels per day. Repsol YPF conducts distribution and marketing activities in 11 countries, and is the leader in the Spanish and Argentine markets and one of the principal operators in Peru and Ecuador. Repsol YPF’s network of points of sale is made up of 3,653 service stations and gas pumps in Spain and 2,976 service stations and gas pump s outside Spain, mainly in Latin America.

On December 17 2001, Repsol YPF and Petrobras swapped certain Repsol YPF assets in Argentina for Petrobras assets in Brazil. The assets swapped by each company were valued at approximately US$559 million (€625 million). See Note 23 to the Consolidated Financial Statements. Pursuant to the agreement, Petrobras acquired Eg3, the fourth largest refining and marketing company in Argentina, with a network of approximately 700 service stations, and a refinery in Bahía Blanca, with a capacity for 30,500 barrels per day, while Repsol YPF received a 30% interest in the REFAP refinery, in South Brazil, with a refining capacity of 180,000 barrels per day, a 240 service stations network selling 480 million litres per annum in central, southeast and southern Brazil, and a 10% stake in Albacora Leste, with total reserves of around 1,300 million barrels of oil equivalent.

2.2.2.1	Refining

Repsol YPF’s refineries produce a wide range of petroleum products, including automotive and industrial fuels, lubricants, basic petrochemicals, asphalt and coke. Repsol YPF conducts its refining business in Spain through Repsol Petróleo and Petronor, in which it has 99.97% and 85.98% ownership interests, respectively. Repsol Petróleo and Petronor are, in the aggregate, the largest domestic refining operation in Spain, with 59% of estimated domestic refining capacity in terms of effective installed capacity in primary distillation as of December 31, 2002. Repsol YPF began refining operations in Latin America in August 1996 with the acquisition, through the consortium Refinadores del Perú (Refipesa) (in which Repsol YPF currently has, after the acquisition of YPF, a 78.76% controlling interest) of a 60.04% holding of Refinería La Pampilla, S.A. (Relapasa), whose main asset is the Pampilla refinery. Repsol YPF is the technical operator of the Pampilla refinery.

Back to Contents

Repsol YPF owns and operates three refineries in Argentina: La Plata, Luján de Cuyo and Plaza Huincul, with a total installed capacity of 319,500 barrels per day, which accounts for 51% of Argentina’s estimated refining capacity in terms of effective installed capacity in primary distillation as of December 31, 2002. Additionally, Repsol YPF has interests in one refinery in Argentina and in two refineries in Brazil.

2.2.2.1.1	Installed Capacity, Supply and Production

The following table sets forth the capacities of Repsol YPF’s wholly- and partially-owned refineries at December 31, 2002.

	Primary Distillation	Conversion Index(1)	Lubricants

Refining capacity and configuration(2)	(thousands of barrels per calendar day)	(%)	(thousands of tonnes per year)
Spain
Cartagena	100	—	135
La Coruña	120	59%	—
Puertollano	140	57	110
Tarragona	160	44	—
Bilbao	220	31	—

Total Repsol YPF (Spain)	740	39	245

Argentina
La Plata	189	68	255
Luján de Cuyo	106	112	—
Plaza Huincul	25	—	—
Refinor(3)	14	—	—

Total Repsol YPF (Argentina)	334	74	255

Peru
La Pampilla	102	13	—
Brazil
REFAP(4)	54	12	—
Manguinhos(5)	4	14	—

Total Repsol YPF (Brazil)	58	12	—

Total Repsol YPF	1,234	45%	500

(1)	Stated as the ratio of fluid catalytic cracking (or “FCC”) equivalent capacity to primary distillation capacity.
(2)	Capacities stated according to Repsol YPF consolidation criteria: all refineries reported on a 100% basis, except Refinor (50%), REFAP (30%) and Manguinhos (30.71%).
(3)	Total primary distillation capacity of 28,500 barrels per calendar day.
(4)	Total primary distillation capacity of 180,000 barrels per calendar day.
(5)	Total primary distillation capacity of 14,000 barrels per calendar day.

During 2002, Repsol YPF’s refineries processed 52.8 million tonnes of crude oil, of which 27% was from Repsol YPF’s own production and the remaining crude was purchased either through contracts or in the “spot” markets. In connection with a long-standing relationship with Pemex, Repsol YPF purchases from Pemex an amount of barrels per day which is fixed annually. In each of 2001 and 2002, that amount was fixed at approximately 103,000 barrels per day. The 2003 amount has not yet been fixed, but it is estimated at 104,000 barrels per day. A total of 8.1 million tonnes of crude oil and 4.0 million tonnes of intermediate and finished products were bought and resold in 2002. All of these operations are denominated in U.S. dollars.

Back to Contents

The following table sets forth the origin of crude oil processed during 2002, 2001 and 2000:

	2002	2001	2000

Middle East	13%	14%	18%
North Africa	13%	14%	14%
West Africa	8%	10%	8%
Latin America	52%	50%	50%
Europe	14%	12%	10%

	100%	100%	100%

The following table sets forth Repsol YPF’s refining production figures for its principal products for the periods indicated:

	2002(1)	2001	2000

Feedstock processed(2)
Crude oil	52.8	51.0	52.7
Other feedstock	5.1	5.7	6.4

Total	57.9	56.7	59.1

Refining production(3)
Intermediate distillates	24,336	23,654	24,294
Gasolines	11,657	11,285	12,797
Fuel oil	8,288	7,994	8,851
LPG	1,687	1,704	1,736
Asphalts(4)	1,504	1,405	1,363
Lubricants	450	406	430
Other (except petrochemical)	3,397	3,476	3,540

Total	51,319	49,924	53,011

(1)	Includes 30% of the REFAP refinery production and 50% of the Refinor refinery production.
(2)	Millions of tonnes.
(3)	Thousands of tonnes.
(4)	Includes asphalt production of Asfaltos Españoles S.A. (ASESA), a company owned 50/50 by Repsol YPF and by CEPSA and 50% of its products are marketed by Repsol YPF.

Spain. Repsol YPF’s refineries in Spain operated at an average capacity of 86.3% for the year 2002, as compared to 87.4% in 2001 and as compared to an estimated 89.5% for all Spanish refineries in 2002. In 2002, Repsol YPF’s five Spanish refineries refined 31.9 million tonnes of crude oil, representing 57% of all crude oil refined in Spain. The geographic distribution of Repsol YPF’s refineries and their proximity to the principal Spanish centers of consumption provide significant competitive advantages. Two refineries (at Cartagena and Tarragona) are located on the Mediterranean coast, one (at La Coruña) is located on the northwest coast, the fourth (at Puertollano) is located inland alongside the major pipeline network and the fifth (at Bilbao) is located on the northern coast. The five refineries owned by Repsol YPF in Spain are undertaking a capital investment program for the purpose of adapting their production schemes to t he strict European Union product quality requirements which will take effect on January 1, 2005. Pursuant to this program, a hydrocracking unit in Tarragona started operations in mid 2002. Other important projects currently being undertaken are a mild hydrocracking unit in Puertollano, a FCC feed pretreatment unit in La Coruña and an isomerization unit in the Tarragona refinery. See Section 2.3.1.1 “—Regulation of the Petroleum Industry—Spain—Petroleum and Petroleum Products.”

At December 31, 2002, Repsol YPF had storage facilities with 30 million barrels of crude capacity and 45 million barrels of refined product capacity.

Back to Contents

The Spanish government requires that entities involved in the production or distribution in Spain of petroleum products maintain minimum levels of reserves of those products. Under legislation enacted in 1994, Corporación de Reservas Estratégicas (CORES), a Spanish government corporation, was created by the Spanish government to establish, manage and maintain levels of strategic reserves of crude oil and petroleum products. In 2002, 105,800 tonnes of products and 174,300 tonnes of crude oil were sold to CORES. Repsol YPF complies in all material respects with current regulations.

Argentina. Since June 23, 1999, Repsol YPF has owned and operated the refineries of La Plata, Luján de Cuyo and Plaza Huincul, which are owned by YPF. During 2002, Repsol YPF’s refineries in Argentina operated at an average capacity of 89.8%, as compared to 87% in 2001.

La Plata refinery has the largest refining capacity in Argentina, with an installed capacity of 189,000 barrels per day. It is located 60 kilometers from Buenos Aires and is equipped with three crude units, two vacuum units, two FCC units and two coker units.

Luján de Cuyo refinery has an installed capacity of 105,500 barrels per day. It is located in the Province of Mendoza and supplies central Argentina. This refinery is equipped with two primary distillation units, a vacuum unit, a FCC unit, an Isomax unit and two coker units.

Plaza Huincul refinery is located in the Province of Neuquén and has a capacity of 25,000 barrels per day.

YPF also has a 50% participation in the Refinor refinery, in the Province of Salta.

In 2002, total crude oil processed in Argentina amounted to 15.2 million tonnes.

Peru. La Pampilla, located 25 kilometers north of Lima, Peru, has a total refining capacity of approximately 102,000 barrels per day, which Repsol YPF estimates accounts for more than 50% of Peru’s refining capacity at December 31, 2002. During 2002, La Pampilla operated at an average capacity of 76.0%, compared to 77.5% during 2001. La Pampilla’s capacity, production and assets are reported by Repsol YPF on a fully consolidated basis. La Pampilla benefits from its proximity to Lima, which Repsol YPF estimates represents more than 50% of Peru’s demand for oil, as well as from the distance of alternative sources of supply (the Gulf of Mexico). During 2002, La Pampilla refinery processed 4.0 million tonnes of crude oil.

Repsol YPF is undertaking several projects aimed at increasing the conversion capacity of La Pampilla refinery. In 2002, the revamping of the existing vacuum and FCC units was completed. Other projects currently being undertaken are the construction of a new vacuum unit and a visbreaker. These projects will result in diminished output of fuel oil and a corresponding increase in light refined products of higher added-value.

Brazil. Repsol YPF has a 30.71% interest in the Refinery at Manguinhos, near Río de Janeiro, and a 30% interest in the REFAP Refinery, in South Brazil. The interest in the REFAP Refinery was acquired by Repsol YPF pursuant to a swap agreement with Petrobras. See Note 23 to the Consolidated Financial Statements.

Back to Contents

2.2.2.1.2	Sales and Distribution

The following table sets forth the sales of petroleum products, broken down by product and markets. (This table does not include LPG sales to Repsol YPF’s related distribution companies. See Section 2.2.2.4 “—Refining and Marketing—LPG.”)

	2002	2001	2000	02 vs. 01	01 vs. 00

	(thousands of tonnes)

Spain
Gasolines	4,345	4,380	4,472	(0.8)%	(2.1)%
Diesel oil/Kerosene	15,469	14,929	14,998	3.6	(0.5)
Fuel oil	4,763	4,019	3,510	18.5	14.5
Other	2,208	2,313	2,199	(4.5)	5.2

	26,785	25,641	25,179	4.5	1.8

Argentina(1)(2)
Gasolines	1,292	1,436	2,119	(10.0)%	(32.2)%
Diesel oil/Kerosene	5,061	5,386	7,115	(6.0)	(24.3)
Fuel oil	67	72	238	(6.9)	(69.7)
Other	1,581	1,656	1,725	(4.5)	(4.0)

	8,001	8,550	11,197	(6.4)	(23.6)

Other
Gasolines	4,170	4,150	4,012	0.5%	3.4%
Diesel oil/Kerosene	5,384	4,712	4,195	14.3	12.3
Fuel oil	3,569	4,656	4,653	(23.4)	0.1
Other	2,182	1,973	2,220	10.6	(11.1)

	15,305	15,491	15,080	(1.2)	2.7

Total
Gasolines	9,807	9,966	10,604	(1.6)%	(6.0)%
Diesel oil/Kerosene	25,914	25,027	26,308	3.5	(4.9)
Fuel oil	8,399	8,747	8,401	(4.0)	4.1
Other	5,971	5,942	6,143	0.5	(3.3)

	50,091	49,682	51,456	0.8	(3.4)

(1)	Since January 1, 2001, the operations of Eg3 are no longer included.
(2)	For comparison purposes, the following table sets forth the accumulated year-end sales in 2000 without Eg3’s contribution:
	2000	01. vs. 00

	(thousands of tonnes)

Gasoline	1,622	(11.5)%
Diesel oil/Kerosene	5,915	(9.0)%
Fuel oil	122	(41.2)%
Other	1,617	2.4%

	9,276

In 2002, approximately 16.2% of sales in Spain were of gasoline and 57.8% were of intermediate distillates. In Argentina, 16.1% of sales were of gasoline and 63.3% of intermediate distillates. In 2002, other sales were made principally to the following markets: Europe (Portugal, France and Italy), Latin America and the United States.

2.2.2.2	Transport of Crude Oil and Distribution of Petroleum Products

Pursuant to the provisions of Royal Decree Law 6/2000, Repsol YPF must reduce its individual stake in CLH to a maximum of 25% and, combined with the stakes of the other entities with refining capabilities in Spain, to a maximum of 45%. Repsol YPF met these restrictions in March 2003. See Section 2.3.1 “—Regulation of the Petroleum Industry—Spain.” In order to comply with such provisions, Repsol YPF, Cepsa and BP, the other entities with refining capabilities in Spain, sold 25% of CLH to Enbridge Inc. in March 2002; 5% to DISA Financiación S.A. in June 2002; 5% to China Aviation Oil in July 2002; and 5% to Petrogal Española, S.A. in November 2002. These sales represented aggregate capital gains for Repsol YPF of approximately €293 million. Repsol YPF’s participation in CLH and the aggregate participation in CLH of persons with refining capabilities in Spain as of December 31, 2002 was 31.79% (5.33% indirectly held through its affiliate Petronor) and 54.15%, respectively. The sale agreement executed in November of 2001 for the sale of the 25% interest to Enbridge resulted in the deconsolidation of CLH’s financial statements as of the fourth quarter of 2001.

Back to Contents

In March 2003, Repsol YPF, Cepsa and BP sold 10% of CLH to Oman Oil Company, as a result of which Repsol YPF reduced its participation in CLH to 25% (5.33% indirectly held through its affiliate Petronor).

CLH is the principal transporter of petroleum products in Spain. At December 31, 2002, CLH’s transportation network consisted of 3,426 kilometers of refined product pipelines, six tankers and 140 trucks. CLH also owns 40 storage sites (all of them connected to the multiple pipeline network with the exception of Gijón, Motril, and the three located in the Balearic Islands), and 33 distribution facilities in airports, which in the aggregate represents a capacity of approximately 6.2 million cubic meters. CLH also owns six barges with an aggregate capacity of 10,592 dead weight tonnes.

The Puertollano refinery is connected for the supply of crude oil to Cartagena and its docking facilities through a 358 km crude oil pipeline. This crude oil pipeline started operations in 2000 and replaced the Málaga-Puertollano crude oil pipeline.

Repsol YPF owns two crude oil pipelines in Argentina. One connects Puesto Hernández to the refinery of Luján de Cuyo (528 kilometers) and the other connects Puerto Rosales to the refinery of La Plata (585 kilometers) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (50 kilometers). Repsol YPF also owns a plant for the storage and distribution of crude oil in Formosa with an operating capacity of 19,000 cubic meters. Repsol YPF owns 37% of Oldelval, operator of a double 513 kilometer pipeline that connects the Neuquén basin and Puerto Rosales. At December 31, 2002, Repsol YPF had an 18% interest in the 430 kilometer Transandean Pipeline, which transports crude oil from Argentina to Concepción in Chile. Repsol YPF also owns 33.15% of Termap, operator of two storage and port facilities: Caleta Córdova (province of Chubut), which has a capacity of 264,000 cubic meters, and Caleta Olivia (province of Santa Cruz), which has a capacity of 246,000 cubic meters. Finally, Repsol YPF has a 30% interest in Oiltanking Ebytem, operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the new crude oil pipeline that connects the Repsol YPF Puerto Rosales—La Plata crude oil pipeline from Brandsen to the ESSO refinery in Campana.

In Argentina, Repsol YPF also operates a network of multiple pipelines for the transportation of refined products with a total length of 1,801 kilometers. Repsol YPF also owns 16 plants for the storage and distribution of refined products with an approximate operating capacity of 970,000 cubic meters. Three of these plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of these plants have maritime or fluvial connections. Repsol YPF also owns more than 54 airport facilities with a capacity of 14,000 cubic meters, and 27 trucks.

In Chile, Repsol YPF leases two tanks of 10,000 cubic meters each and one tank of 4,500 cubic meters for storage of gasoline and gas oil. These tanks are located at the facilities of Oxiquin, close to the ENAP refinery. The plant is connected through a pipeline to a maritime loading/unloading facility where vessels dock to unload gasoline and gas oil. Repsol YPF also owns a plant for storage and distribution of refining products at Lautaro with a capacity of 900 cubic meters. Additionally, Repsol YPF leases storage capacity from ENAP, one of 4,000 cubic meters at Maipu, and another one of 1,500 cubic meters at Linares.

At December 31, 2002, Repsol YPF leased time charter tankers for the transport of crude oil with a total capacity of 397,921 dead weight tonnes. In addition, Repsol YPF leased tankers with a total capacity of 98,703 and 17,047 cubic meters, respectively, for transporting other products and LPG. In Argentina, Repsol YPF leased time charter tankers for shipping other products and crude oil with a total capacity of 112,500 and 57,000 cubic meters, respectively. In Peru, Relapasa leased time charter vessels for purposes of transportation of products with a total capacity of 90,000 cubic meters.

Back to Contents

2.2.2.3	Marketing

Repsol YPF’s points of sale (service stations and gas pumps) as of December 31, 2002 were as follows:

Marketing operations	Controlled by Repsol YPF(1)	Flagged	Total

Spain	2,871	782	3,653	(2)
Argentina	164	1,776	1,940	(3)
Peru	81	43	124
Ecuador	58	65	123
Chile	103	69	172
Brazil	41	446	487	(4)
Portugal	85	24	109
Italia	—	21	21

Total	3,403	3,226	6,629

(1)	Owned by Repsol YPF or controlled by Repsol YPF under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.
(2)	Ten points of sale are under construction.
(3)	Includes 50% of Refinor.
(4)	Includes 100% of Red Wal.

The number of service stations at December 31, 2002 had decreased to 6,629 service stations from 6,636 service stations at December 31, 2001, mainly as a result of the termination of agreements with flagged service stations and the closure of less profitable points of sale. Additionally, the number of sales points of Repsol YPF in Spain, and of YPF in Argentina was slightly reduced as a result of restrictions imposed to increase competition and Repsol YPF’s market share in both countries.

Spain. Repsol YPF’s marketing strategy in Spain is to increase the number of points of sale with “strong links”, meaning those points of sale affiliated under long-term commercial contracts or other types of contractual relationships that secure a more permanent linkage, or that are operated by Repsol YPF. Repsol YPF’s strategy also includes increasing its margin through the sales of products other than gas, increasing the loyalty of its customers and retaining the Campsa, Petronor and Repsol brand names, thereby differentiating its products in Spain by positioning each brand individually.

Repsol YPF currently sells gasoline to the public under the Campsa, Petronor and Repsol brand names with the following distribution:

Points of sale by brand	Points of sale

Campsa	1,707
Repsol	1,496
Petronor	420
No brand	30

Total	3,653	(1)

(1)	Ten points of sale are under construction.

In Spain, at December 31, 2002, Repsol YPF had “strong links” with 2,871 of its points of sale (of which 945 were operated by Repsol YPF), representing 78.6% of its points of sale, which reflects the high degree of connection within Repsol YPF’s point of sales network. The remaining 21.4% of Repsol YPF’s points of sale were flagged. Repsol YPF operates 25.9% of its total points of sale in Spain.

Back to Contents

Repsol YPF supplies oil products not only through its own sales network, but also through other operators. Repsol YPF believes that its network of refineries in Spain positions it to be a competitive supplier of oil products to other operators.

The Spanish market for petroleum products is a mature market. In order to maintain its market share and profitability, Repsol YPF has continued offering higher value-added products and services. Three of the principal products and services are the Repsol Supercor Service Stations, which Repsol YPF operates jointly with El Corte Inglés, Spain’s largest department store, the Repsol YPF VISA card and Solred Card.

The Repsol Supercor Service Stations are specially designed and feature the sale of a wide variety of consumer goods in addition to gasoline. At December 31, 2002 Repsol YPF owned 26 of the 28 stations operated by Gespevesa, which are located principally in Madrid, Barcelona and Málaga.

The Repsol YPF VISA card, launched in November 1998, is the first of its type to be issued by an oil company in Spain and provides special advantages to its holders, including cash-back for purchases of fuel, services and other products at Repsol, Campsa and Petronor service stations belonging to the Solred Network. The card also provides discounts on all services and purchases made at other commercial establishments. BBVA and La Caixa provided support for the launching of Repsol YPF VISA. In 2000, the Solred R.A.C.E Card was launched, providing special advantages for members of a number of clubs and corporate clients.

Repsol YPF believes that, as of December 31, 2002, its competitors in Spain with local refining capacity (Cepsa Elf and B.P. Oil España) owned approximately 27.5% of the points of sale of the Spanish market. Repsol YPF estimates that, as of December 31, 2002, approximately 2,573 service stations are owned or are flagged by companies that do not own refineries in Spain, compared to 2,446 at December 31, 2001 and 2,371 at December 31, 2000.

Among the measures adopted by the Royal Decree Law 6/2000 are the requirement to inform the Ministry of Economy of the current sale prices at the service station’s network and the prohibition to open new points of sale for a period of five years for those wholesale distributors with a market share larger than 30% (three years in the case of wholesale distributors with a market share between 15% and 30%). Repsol YPF’s service stations currently represent 42.5% of the total number of service stations in Spain. Repsol YPF will, therefore, focus on improving the quality of service stations within its network in Spain and on increasing the proportion of stations in its network in Spain that it operates directly. Repsol YPF expects that its market share of service stations in Spain will gradually decline until 2005 and that its sales of gasoline in Spain will not increase materially prior to June 2005. The measures of Royal Decree Law 6/2000 also facilitate the installation of new service stations in large commercial establishments. See Section 2.3.1 “—Regulation of the Petroleum Industry—Spain.”

Other Countries. The acquisition of YPF represents the continuation of Repsol YPF’s plans to extend its distribution and retail activities of petroleum products outside of Spain. In accordance with these plans Repsol YPF also sells its petroleum products through service stations located in European Union Countries and Latin America.

Argentina. Repsol YPF’s presence in Argentina consists of service stations under the YPF brand. At December 31, 2002 YPF had 1,908 points of sale, of which 133 were directly owned by YPF, 25 were leased to ACA (Argentinean Automobile Club) (Automóvil Club Argentino) and the remainder are affiliated service stations. OPESSA (a 100% subsidiary of Repsol YPF) operates 131 of these, 106 of those directly owned and 25 leased to ACA. 27 of the directly owned stations are operated by third parties.

Additionally, Repsol YPF holds a 50% stake in Refinor through YPF. At December 31, 2002, Refinor had a network of 64 points of sale, of which it operated 13. Repsol YPF estimates that as of December 31, 2002 YPF’s points of sale together accounted for 28.9% of the Argentine market. In Argentina, Shell, Petrobras, and Esso are Repsol YPF’s main competitors, with approximately 15.9%, 11.6% and 12%, respectively, of the points of sale in Argentina.

Peru. Through Repsol Comercial SAC, Repsol YPF’s network at December 31, 2002 consisted of 124 points of sale, 81 of which were directly owned and 58 directly operated.

Back to Contents

Ecuador. Through Repsol YPF Comercial del Ecuador, Repsol YPF’s network at December 31, 2002 consisted of 123 points of sale, 58 of which were directly owned and 21 were directly operated.

Chile. Repsol YPF Chile at December 31, 2002 operated a network of 172 points of sale, 103 of which were “strongly-linked”, 30 of which were directly owned, 73 of which were leased and 69 of which were affiliated. OPESE (100% owned by Repsol YPF Chile) directly operated 30 of them, 15 of which were directly owned and 15 of which were leased.

Brazil. Repsol YPF Brasil’s network consisted at December 31, 2002 of 487 points of sale (including those swapped with Petrobras), 41 of which were directly owned and directly operated.

In 2001, pursuant to the swap agreement with Petrobras, Repsol YPF received a network of 240 service stations with estimated annual sales of 480 million liters of gasoline and products in central, southeast and southern Brazil, making Repsol YPF a vertically- integrated oil company in the country. See Section 2.2.2 “—Refining and Marketing” above and Note 23 to the Consolidated Financial Statements.

Europe. As of December 31, 2002, Repsol YPF has 109 points of sale in Portugal (87 owned, 24 flagged) 38 of which were directly operated through GESPOST, a wholly-owned subsidiary of Repsol Portugal.

Repsol YPF’s total refining and marketing investment outlay for 2002 was €584 million. Repsol YPF also invested significant amounts to increase the number of strongly-linked service stations in its network and to construct new service stations. Repsol YPF intends to continue investing to improve its connection within the service stations network and to increase the number of stations it directly operates.

Other Petroleum Markets. Repsol YPF also sells petroleum products to the industrial, marine and aviation markets. Products sold in these markets include diesel fuel, kerosene, fuel oil, lubricants, asphalt, petroleum coke and other derivative products.

In 2002, the lubricants, derivatives and asphalts activities started operating as one worldwide business unit. Effective January 2, 2002, the three entities responsible for these activities, Repsol Distribución, Repsol Derivados and Repsol Productos Asfálticos, were merged into a new entity named Repsol YPF Lubricantes y Especialidades, S.A. Repsol YPF believes that this new structure, which incorporates the European and Latin American businesses, will facilitate the management of these operations by contributing to a more streamlined corporate structure.

Repsol YPF, through Repsol Petróleo, holds a 50% interest in Asfaltos Españoles, S.A. (ASESA), a company that produces asphalt. Repsol YPF also has a 100% interest in each of Repsol YPF Lubricantes y Especialidades, S.A. (formerly Repsol Productos Asfálticos) and 100% of Asfalnor (through Petronor), both of which distribute and market asphalt products. In Portugal, sale and marketing of asphalt is made through Repsol Portugal.

2.2.2.4	LPG

Sales of LPG during the last three years by region and type of product are as follows:

	2002	2001	2000

	(thousands of tonnes)
Sales volume of LPG(1)
Spain	2,030	2,102	2,247
Argentina	342	363	391
Rest of Latin America	783	696	509
Rest of the World	81	84	83

Total	3,236	3,245	3,230

Back to Contents

	2002	2001	2000

	(thousands of tonnes)
Sales volume of LPG(1)
Bottled	2,273	2,298	2,289
Bulk, pipeline and others(2)	963	947	941

Total	3,236	3,245	3,230

(1)	Includes sales to related distribution companies.
(2)	Includes sales to the automobile market, petrochemical, LPG operators and others.

Repsol YPF is reorganizing its international LPG activities transferring all of its share holding interests in LPG activities to Repsol Butano, which will oversee these activities. The purpose of this reorganization is to centralize the management of LPG’s activities, maximizing existing synergies and optimizing the transfer of technology among the different units. As of the end of 2002, our LPG retail operations in Argentina, Bolivia, Chile, Ecuador, France, Peru and Morocco had been integrated into Repsol Butano. During 2003 we will incorporate the LPG operations of Repsol Portugal, which were spun off in 2002 into Repsol Butano.

Spain. Repsol YPF’s LPG distribution activities are conducted by Repsol Butano, which has been distributing LPG to Spanish households and industrial users for over 40 years and is currently the largest wholesaler and retailer of LPG in Spain. Repsol Butano supplies bottled LPG to more than 11 million customers in Spain, accounting for virtually all of the total domestic market. While the vast majority of its sales of bottled LPG are to the household market, it also sells LPG in bulk form (by truck and pipeline) to industrial, commercial and household customers for use as a fuel.

LPG bottling takes place at Repsol Butano’s 20 plants located throughout Spain. After LPG is bottled at a plant, it is delivered to Repsol Butano’s network of approximately 780 bottled gas distribution agents. The distribution agents deliver LPG to retail customers at home. Repsol Butano has approximately 38 million bottles for the storage and delivery of LPG in circulation.

Bottled LPG is used almost exclusively as a household fuel for cooking, water heaters and, in some cases, heating. The growth of the Spanish economy, with significant increases in residential housing and family income, combined with limited availability of natural gas in some parts of Spain, has allowed Repsol Butano to become the largest bottled LPG distributor in Europe in terms of revenues and volume. Bottled LPG accounted for 70.7% of Repsol Butano’s total sales by volume in 2002.

Approximately 29.3% of Repsol Butano’s sales in 2002 consisted of bulk LPG. Bulk LPG is used as fuel in the agricultural, industrial and household markets and for transportation. Repsol Butano sells most bulk LPG directly to end users. Bulk LPG is used as an industrial fuel for industrial ovens and heating for the farming industry. Bulk LPG is used in the household market, particularly in multiple unit dwellings, for the same uses as bottled LPG. Most bulk LPG is delivered by tanker trucks. Repsol Butano has begun, however, to distribute LPG via pipelines connected to industrial and household users and believes that such distribution may be an important intermediate step between the bottled LPG market and the natural gas market of the future.

Repsol Butano sold 2.0 million tonnes of LPG in 2002, compared to 2.1 million tonnes in 2001 and 2.3 million tonnes in 2000. In 2002, approximately 49.5% of Repsol Butano’s supply of raw material was obtained from Spanish refineries, with the remainder purchased from sources located in the North Sea and Algeria.

Repsol YPF expects that, as a direct result of the introduction of natural gas in key urban markets in Spain as an alternative to LPG, a portion of the LPG customer base growth over time will be diverted to natural gas, although Repsol YPF believes that total volume of LPG sales will continue to grow primarily due to bulk sales.

In October 2000 the Spanish government established a system to determine maximum retail prices of bottled LPG exceeding eight kilograms by reference to a maximum price, set every April and October by the Spanish government on the basis of international prices of LPG during the previous 12 months, and a maximum markup that may be charged over such reference price, which is reviewed annually by the Spanish government. This system has been favorable to Repsol YPF in 2002 because such maximum price has been calculated based on an estimated average price of raw materials of €285 per tonne, as compared to an actual average price of €262 per tonne. Prices of raw materials in the international markets have been, for the first eight months of 2002, lower than the price factored in the calculation for such maximum price, and since September 2002, higher than such reference price, peaking in November 2002 at a price which was €86 per tonne higher than the price factored in the calculation. In April 2002, the Spanish government increased the markup that may be charged over the reference price and which was set in October 2000, by 12.9% to €0.317624/kg. See Section 2.3.1.2 “—Regulation of the Petroleum Industry—Spain—LPG.”

Back to Contents

Argentina. YPF is the largest producer of LPG in Argentina, with total production of 600,000 tonnes in 2002, which represents 28% of total LPG production in Argentina.

On January 1, 2001, the merger of YPF Gas and Repsol Gas that created Repsol YPF Gas S.A. became effective. The predecessor companies had worked together in many aspects since 1999. Repsol YPF holds a 85% interest in Repsol YPF Gas S.A. through Repsol Butano, S.A. and Pluspetrol holds the remaining 15%. Repsol YPF Gas distributed 342,300 tonnes of LPG to the retail market in Argentina in 2002.

Bolivia. In September 2001, Repsol YPF formed a joint venture with SAMO, the first private company in the LPG market, called Repsol YPF Gas de Bolivia. Repsol YPF has a 51% stake in, and control of Repsol YPF Gas de Bolivia. In January 2002, Repsol YPF Gas de Bolivia was transferred from Repsol YPF Bolivia, S.A. to Repsol Butano, S.A. The sales of Repsol YPF Gas de Bolivia in 2002 were approximately 152,000 tonnes of LPG, which would be equivalent to a market share of 44.5%.

Chile. In November 2000, Repsol YPF closed an agreement to acquire 45% of the capital stock of Lipigas Group, leader in the Chilean market, for $170 million, with an option, valid from 2003 until 2005, to acquire an additional 10%. If Repsol YPF exercises its option to acquire a further 10% interest, the sellers will have a three-year put option to sell the remaining 45%. The shareholders agreement signed with the other partners in the acquisition provides for a shared operating control of the company. On March 21, 2002, Repsol YPF’s 45% interest was transferred to Repsol Butano, S.A. Lipigas had annual sales of 370,000 tonnes in 2002, which amounts to a 36.5% market share.

Peru. Repsol YPF owns 100% of Repsol YPF Comercial del Perú (formerly Solgas), a company that had a 27.5% share of the Peruvian LPG market and total sales of 183,000 tonnes in 2002. In 2002, Repsol YPF Comercial del Perú was transferred to Repsol Butano.

Ecuador. In July 1998, Repsol YPF acquired a 75% stake in Duragas, a company which markets LPG in Ecuador, for a total of US$26.2 million. In April 2001, Repsol YPF acquired the remaining 25% stake in Duragas for a total of €5.9 million. Duragas had sales of 282,000 tonnes of LPG in 2002 and is a leading participant in Ecuador’s LPG distribution market with a 40.0% market share. In January 2002, Duragas and its subsidiaries were transferred to Repsol Butano.

Other Markets. Repsol YPF has extended its distribution of LPG to Portugal and France through the same marketing strategies, including home service, that are used by Repsol Butano in Spain. Repsol YPF is also active in Morocco, where in July 1998 it acquired 100% of National Gaz of Morocco, a company engaged in the distribution of LPG. Total annual sales in these countries were 80,000 tonnes of LPG in 2002.

2.2.3	Chemicals

In 2002, Chemicals generated operating income of €97 million, following operating losses of €55 million in 2001.

Repsol YPF leads the Spanish market in basic and derivative petrochemical products, polymers, intermediate products and rubber. Repsol YPF’s most significant production facilities are located in Spain (the Puertollano and Tarragona complexes) and Argentina (the La Plata and Bahía Blanca complexes). The Chemicals division of Repsol YPF is responsible for management, feedstock, distribution and marketing, principally in Europe and the Mercosur region. Most of these units are in the same industrial complexes as Repsol YPF’s refineries, allowing for a high degree of integration between both businesses.

Back to Contents

The following table shows the production capacity for the main products of basic and derivative petrochemicals at December 31, 2002.

	Europe		Latin America

	(thousands of tonnes)
Production capacity
Basic petrochemicals
Ethylene	910		—
Propylene	625		175
Butadiene	152		—
Benzene	275		—
BTX (Benzene, Toluene, Mixed Xylenes)	—		244
Derivative petrochemicals
Polyolefins
Polyethylene	580	(1)	—
Polypropylene	440		85
Intermediate Products
Propylene oxide, Polyols, Glycols and Styrene Monomer	995		—
Acrylonitrile/MMA	166		—
Rubber	54		45
Others(2)	78		—
Industrial Products
Ortho/Paraxylene	—		63
Ammonia/Urea	—		850
Methanol	—		411
Others(3)	—		295

(1)	Includes EVA (ethylene vinyl acetate) copolymers.
(2)	Includes styrene derivatives, PMMA (polymethyl methacrylate) and fine chemicals.
(3)	Includes oxo-alcohols, maleic anhydride, solvents, cyclohexane, LAB (lineal alkyl benzene), linear alkyl benzene sulphonate, PIB (polyisobutylene) and others.

The table below presents Repsol YPF’s sales volume in 2002, 2001 and 2000 of petrochemical products:

	2002	2001	2000

	(thousands of tonnes per year)
Petrochemical sales by type of product
Basic petrochemicals	723	712	818
Derivative petrochemicals	2,803	2,663	1,994

Total	3,526	3,375	2,812

Petrochemical sales by region
Spain	1,257	1,148	1,111
Argentina	539	632	393
Other	1,730	1,595	1,308

Total	3,526	3,375	2,812

Repsol YPF produces, distributes and directly markets petrochemical products. At the same time, with respect to part of its portfolio of petrochemical products, Repsol YPF also acts through the following affiliated companies:

•	Polidux, a wholly-owned subsidiary of Repsol YPF, is located in Monzón, Huesca, Spain. Polidux produces and markets styrene derivatives and polyolefin compounds.

Back to Contents

•	Repsol Polivar, operating in Italy, and Repsol Bronderslev, operating in Denmark, are also wholly-owned subsidiaries of Repsol YPF. These two companies produce PMMA (polymethyl methacrylate) products.

•
Profertil, a 50% subsidiary of Repsol YPF, produces urea and ammonia. Profertil’s total annual capacity is 1,024 thousands of tonnes of urea and 676 thousands of tonnes of ammonia. Repsol YPF is Profertil’s principal supplier of natural gas, supplying approximately 50% of Profertil’s feedstock.

•
General Química, a wholly-owned subsidiary of Repsol YPF, focuses on the production of, among other things, rubber chemicals and rubber additives agrochemicals and organic dyes. General Química’s operations are located in Álava, Spain.

•	Dynasol, a 50% subsidiary of Repsol YPF, is a joint venture with the Mexican Group DESC in which both companies share rubber production assets.

•
Petroken, a 50% subsidiary of Repsol YPF, produces polypropylene in Argentina. Petroken’s total annual capacity is 170 thousands of tonnes. Repsol YPF has a long-term raw material supply contract with Petroken and is currently Petroken’s principal supplier of propylene.

•
PBBPolisur: PBB (Petroquímica Bahía Blanca) and Polisur Companies merged on September 3, 2001, to form a new company named PBBPolisur, in which Repsol YPF has a 28% interest. PBBPolisur is leader in the production of ethylene and polyethylenes in Argentina with an annual production capacity of 700 thousands of tonnes of ethylene and 600 thousands of tonnes of polyethylenes. Ethylene is produced in an ethane based cracker, being Mega (a 38% subsidiary of YPF) the main supplier.

2.2.3.1	Basic Petrochemicals

Repsol YPF’s basic petrochemical production is focused on obtaining olefins and aromatics, with an annual capacity of 910 thousands of tonnes of ethylene in olefins and 519 thousands of tonnes of aromatics.

Repsol YPF’s basic petrochemical production operations are closely integrated with Repsol YPF’s refining activities, as olefin and aromatics production units are physically located within Repsol YPF’s refineries. The advantages which result from this structure include flexible supply of feedstocks to the olefin cracker, efficient use of byproducts (such as hydrogen and pyrolysis gasoline) and synergies in power supply. Repsol YPF’s basic and derivative petrochemicals operations are also well integrated.

Repsol YPF’s sales of basic petrochemicals products increased from 712 thousands of tonnes in 2001 to 723 thousands of tonnes in 2002, of which 107 thousands of tonnes were sold in Spain, 171 thousands of tonnes were sold in Argentina and 445 thousands of tonnes were sold in other markets. By type of process, 2002 petrochemical sales can be broken down as 450 thousands of tonnes of basic petrochemical products obtained by olefin cracker and fluid catalytic cracking refining units and 273 thousands of tonnes obtained by aromatics extraction.

2.2.3.2	Derivative Petrochemicals

Repsol YPF classifies its derivative petrochemicals products in three categories: polyolefins, intermediate products and industrial products.

Polyolefins include a wide variety of plastics which are produced principally in Spain at the Tarragona and Puertollano complexes. In Argentina, Repsol YPF has a 50% stake in the production of Petroken at the La Plata complex.

Intermediate products include a wide variety of petrochemical products, such as styrene, propylene oxide, glycols, polyols, acrylonitrile, rubber, pigments and organic dyes.

Industrial products include a varied group of feedstocks for chemical, industrial, manufacturing and agricultural activities. Industrial products are used in the production of, among other things, solvents, lubricant oils and detergents. Several examples of industrial products which Repsol YPF produces are oxo-alcohols, xylenes, linear alkylbenzene, urea and methanol. Industrial products are produced in Argentina at the La Plata, Bahía Blanca and Plaza Huincul facilities.

Back to Contents

Derivative products present a high integration, not only with basic petrochemicals, but also with upstream activities, as evidenced, for instance, by the integration of the ammonia/urea and methanol plants which use natural gas as raw material.

Repsol YPF markets its derivative petrochemical products through a commercial network divided into five regions, the Atlantic, Mediterranean, Northern Europe, Southern Europe and South America regions. Repsol YPF also markets derivative petrochemical products in other regions through sales offices and agents.

Derivative petrochemical products sales in 2002 were 2,803 thousand tonnes, of which 1,150 thousand tonnes were sold in Spain, 368 thousand tonnes in Argentina and 1,285 thousand tonnes in other markets.

Repsol YPF’s strategy for petrochemicals is to pursue growth in core strategic areas with the objective of creating a balanced portfolio only made up of those projects capable of adding significant value, further reducing operating costs and maintaining its operating excellence.

The key element of this strategy is to develop those products where it has a significant competitive advantage, thanks to:

•	Ownership of competitive technology or know-how

•	Integration with its downstream and upstream activities

•	Strong regional leadership

•	Cost leadership

Besides these four factors, Repsol YPF will also consider developing petrochemical businesses that have considerable affinity to its own oil and gas activities.

In this context, during 2000, Repsol YPF commenced operations of the propylene oxide/styrene and derivative complex in Tarragona, Spain, using state-of-the-art technology owned by Repsol YPF, available to only two other companies in the world. This project’s undertaking is consistent with Repsol YPF’s strategy of commensurate growth in businesses that offer a higher added value, that allow the integration with other business units and give value to proprietary technology.

In 2001, the Bahía Blanca plant, which produces ammonia and urea, started operations in Argentina as a 50/50 joint venture between Repsol YPF and Agrium, a worldwide leader in fertilizers. This plant and the methanol unit in Plaza Huincul’s refinery, which use natural gas as raw material and make possible the monetization of reserves, are examples of integration between the petrochemical and upstream units. Repsol YPF obtains other important synergies from the latter plant’s location at Plaza Huincul’s refinery.

Consistent with our leadership in costs and operating excellence, Repsol YPF has taken advantage of the scheduled maintenance turnaround of the Tarragona cracker to improve its selectivity, thereby increasing its capacity for ethylene and propylene and reducing its operating costs through a low investment.

2.2.4	Gas and Electricity

Gas and Electricity activities contributed 19% of the operating income of Repsol YPF for 2002, 21.6% for 2001, and 16.1% for 2000.

Repsol YPF is involved, directly or through its affiliates, in the natural gas and electricity sectors. In the natural gas sector, Repsol YPF is engaged in the storage, transportation and distribution of natural gas in Spain, the liquefaction of natural gas in Trinidad and Tobago, as well as the distribution of natural gas in Argentina, Brazil, Colombia and Mexico. Repsol YPF is also involved in the supply and retail sale of natural gas liquids in Argentina. In the electricity sector, Repsol YPF is engaged in power generation in Spain and Argentina.

In April 2002, Repsol YPF unveiled plans to restructure its gas and electricity business. From an operational point of view, the downstream business of Gas and Electricity (including electricity generation and natural gas distribution) would be integrated under Gas Natural, the upstream business of Gas and Electricity would remain under Repsol YPF and the midstream business would be carried out by a joint venture between Gas Natural and Repsol YPF. From an organizational point of view, the vice-presidency of Gas and Electricity has disappeared and its functions have been assumed by the Chief Operating Officer (formerly known as Corporate Vice-president).

Back to Contents

In May 2002, Repsol YPF sold 23% of Gas Natural. Since then, Repsol YPF consolidates its remaining 24.04% interest in Gas Natural by the proportional integration method. See Section 2.2.4.1 “—Natural Gas—Spain” below. Repsol YPF began implementing the restructuring of the gas and electricity business in 2002 and has continued through the first months of 2003. Repsol YPF is currently completing an asset restructuring under which Repsol YPF became the owner of 30% of BPTT, 100% owner of the Trinidad and Tobago gas reserves, and Gas Natural will carry out the electricity business.

Repsol YPF and Gas Natural are cooperating to coordinate the “midstream” business through the creation of separate legal entities for those activities that require a separate corporate entity (e.g., integrated projects) or through specific collaboration agreements where mutual assistance and cooperation in carrying out midstream activities can give rise to synergies and other benefits for both parties. Repsol YPF and Gas Natural believe that this is the approach that provides the greatest operating flexibility and transparency to markets.

2.2.4.1	Natural Gas

The tables below show Repsol YPF’s natural gas sales volumes by market and region in the last three fiscal years.

	2002	2001	2000

	(billions of cubic meters)
Natural gas sales by market(1)
Household/commercial	5.38	5.23	4.95
Industrial	14.20	14.68	14.29
Thermal plants	1.99	1.03	0.80
Other	5.30	2.83	2.52

Total	26.87	23.77	22.57

	2002	2001	2000

	(billions of cubic meters)
Natural gas sales by region (1)
Spain	18.52	16.92	16.32
Argentina	2.22	2.26	2.48
Rest of Latin America	4.45	3.48	2.83
Rest of the World	1.68	1.10	0.94

Total	26.87	23.77	22.57

(1)
Table includes 100% of sales volumes reported by Gas Natural. Since January 1, 2002, Gas Natural reports 100% of the natural gas sales volumes of each of its consolidated subsidiaries, regardless of Gas Natural’s stake in such subsidiaries. In prior years, Gas Natural reported the natural gas sales volumes of each of its consolidated subsidiaries based on the consolidation method (global integration or proportional) used to account for each such subsidiary. Since January 1, 2002, Metrogas is accounted for by Repsol YPF under the equity method. In prior years, Metrogas was consolidated by Repsol YPF using the proportional integration method. For comparison and uniformity purposes, 2001 and 2000 natural gas sales volumes have been restated to reflect these reporting changes.

Back to Contents

Argentina

Repsol YPF sells approximately 44% of its natural gas production to distribution companies, 41% to industrial clients and electric generators and the remaining 15% is exported, principally to Brazil and Chile. The largest part of Repsol YPF’s proven natural gas reserves is located in the Neuquén basin, close to the Buenos Aires market.

Repsol YPF also participates in the distribution of natural gas in Buenos Aires through Metrogas (a subsidiary of YPF) and Gas Natural BAN (a subsidiary of Gas Natural), two of the largest natural gas distributors in Argentina. Since January 1, 2002, Metrogas is consolidated using the equity method.

Natural gas market in Argentina. In 2002, Repsol YPF’s natural gas sales were 51.1 million cubic meters per day, a 0.2% increase from 51.0 million cubic meters per day in 2001. Natural gas sales in 2002 and 2001 include export sales volumes to Brazil and Chile, which amounted to 7.8 and 7.9 million cubic meters per day in 2002 and 2001, respectively.

Between 1980 (13,466 million cubic meters) and 2002 (45,770 million cubic meters), natural gas production in Argentina grew significantly, increasing 240% at an annual average rate of 5%. This growth is partially due to the increase in customers in Argentina connected to the distribution systems from 2.5 million to 6.0 million, as well as a higher rate of consumption per client and exports of gas, and the installation of gas fired power generators (combined cycles).

Approximately 74% of YPF’s proved natural gas net reserves in Argentina are located in the Neuquén basin, which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, Repsol YPF believes that natural gas from this region has a competitive advantage compared to natural gas from other regions. In the past, the capacity of the natural gas pipelines in Argentina has proven to be inadequate at times to meet peak-day winter demand, and there is no significant storage capacity in Argentina. During the last 10 years, local pipeline companies added approximately 2,000 million cubic feet per day of new capacity. These additions have improved the ability to satisfy peak-day winter demand, directly benefiting Repsol YPF.

Repsol YPF is actively involved in projects intended to develop Repsol YPF’s presence in the natural gas markets in Argentina and the rest of Latin America:

•	The sale of natural gas to the Methanex Plant (methanol producer) located in Cabo Negro-Punta Arenas in Chile, with an annual supply of 95 million cubic feet of gas per day in 2002.

•	The supply of approximately 39 million cubic feet of gas per day in 2002 to electric companies in the Santiago (Chile) area through the gas pipeline Gas Andes.

•
A 10% interest in the gas pipeline Gasoducto del Pacífico, a project that allows Repsol YPF to supply Chile with gas from the Neuquén basin. In 2002, Repsol YPF supplied an average of 28 million cubic feet of gas per day through this pipeline.

•
The supply of gas from the northeast basin to electric companies in the north of Chile, through the gas pipeline of Gas Atacama and Norandino, which during 2002 reached an average of 101 million cubic feet of gas per day in 2002.

•	The supply in 2002 of an average of 46 million cubic feet per day to the thermal power plant of Uruguayana (Brazil).

•	The Diadema underground gas storage in the San Jorge Gulf basin, with an average deliverability of 18 million cubic feet of gas per day to supply gas to Profertil.

•	A new underground gas storage project in Mendoza, named Lunlunta Carrizal, with an estimated deliverability of 35 million cubic feet per day.

Natural gas distribution in Argentina. Gas Natural has a 72% participation in the Invergas consortium, which holds, together with Gas Natural Argentina, 70% of Gas Natural BAN. Gas Natural BAN, which distributes natural gas in northern Buenos Aires, is one of the main natural gas distributors in Argentina. In 2002, Gas Natural BAN sold approximately 2.22 billion cubic meters of natural gas to 1.2 million customers in Buenos Aires, compared to 2.26 billion cubic meters to 1.2 million customers in 2001 and 2.48 billion cubic meters to 1.2 million customers in 2000.

Back to Contents

YPF holds a 45.3% stake in GASA (which Repsol YPF consolidated using the equity method), which in turn holds a 70% stake in Metrogas, a natural gas distributor in southern Buenos Aires as well as one of the main distributors in Argentina. During 2002, Metrogas distributed approximately 5.49 billion cubic meters of natural gas to 1.9 million customers. In 2001, Metrogas sold 6.12 billion cubic meters of gas to 1.9 million customers.

Brazil

In Brazil, Gas Natural distributes natural gas in the metropolitan area and throughout the state of Rio de Janeiro. On April 26, 2000, Gas Natural was awarded a gas distribution concession in São Paulo state, which has an area of 53,000 square kilometers and a population of 2.5 million people. The concession area covers 93 municipalities, four of which have more than 100,000 inhabitants. It also has more than 6,000 industries with a potential consumption of approximately 807,000 cubic meters of natural gas per day. This new concession enhances Gas Natural’s presence in Brazil, where Gas Natural started operations in July 1997 as operator for Companhia Distribuidora de Gas do Rio de Janeiro CEG and CEG RIO (formerly Riogás). In 2002, it sold approximately 2.57 billion cubic meters of natural gas to 0.6 million customers.

In July 2001, Gas Natural and Iberdrola signed an agreement involving Iberdrola’s interests in CEG (Brazil), CEG Rio (Brazil) and Gas Natural ESP (Colombia), and Gas Natural’s participation in Gas Natural Mexico. Pursuant to this agreement, Gas Natural acquired in March 2002 an additional 9.9% interest in CEG, 13.1% in CEG Rio and 14.6% in Gas Natural ESP, and sold a 13.25% interest in Gas Natural México.

The agreement signed with Iberdrola increased Gas Natural’s interests in CEG to 28.8% from 18.9% and in CEG Rio to 38.3% from 25.1%.

Colombia

Through Gas Natural ESP, Gas Natural distributes natural gas in the capital city Santa Fé de Bogotá as well as, after the acquisition of Gasoriente, in the eastern region of Colombia. Additionally, in 1998 a consortium in which Gas Natural participates obtained a concession to distribute natural gas in the Cundi-Boyacensean area, located northeast of Bogotá. In 2002, Gas Natural sold in Colombia approximately 0.64 billion cubic meters of natural gas to 1.3 million customers.

The agreement signed with Iberdrola increased Gas Natural’s interest in Gas Natural ESP to 59.1% from 44.3%. See Section 2.2.4.1 “—Natural Gas—Brazil” above.

Mexico

In March 1998, Gas Natural México was awarded a concession to distribute natural gas in Monterrey, one of the largest consumers of natural gas in Latin America with a total population of more than six million inhabitants. In addition to natural gas distribution in Monterrey, Gas Natural México currently distributes natural gas in the cities of Toluca, Nuevo Laredo and Saltillo. In 1998, Gas Natural México obtained the concession for distribution of natural gas in the state of Guanajuato, which has a population of more than two million people. In December 1999, Gas Natural México was awarded the concession for the distribution of natural gas in the El Bajío Norte region which includes the states of Aguascalientes, Zacatecas and San Luis de Potosí, with a combined population of about two million people. With the acquisition of Metrogas during the year 2000, Gas Natural México now distributes gas in Me xico City. In 2002, Gas Natural México sold approximately 1.24 billion cubic meters of natural gas to 0.8 million customers, compared to 0.98 billion cubic meters of natural gas to 0.7 million customers in 2001.

The agreement signed with Iberdrola reduced Gas Natural’s interest in Gas Natural México to 86.75% from 100%. See Section 2.2.4.1 “—Natural Gas—Brazil” above.

Back to Contents

Spain

In May 2002, Repsol YPF sold 23% of Gas Natural SDG, S.A. for approximately €2,008 million, representing capital gains of approximately €1,097 million. After the sale, Repsol YPF holds a 24.04% interest in Gas Natural. Gas Natural is Spain’s largest natural gas distributor in terms of revenues and volume. Gas Natural’s main activity is the distribution of natural gas to the residential and commercial sector as well as the industrial and electricity sectors. It supplies natural gas to Madrid and Barcelona and, through its holdings in 10 regional distributors, to nearly all of Spain. Repsol YPF estimates that Gas Natural has an approximate 72% market share of the Spanish market. On May 16, 2002, in connection with the sale of 23% of Gas Natural, Repsol YPF and La Caixa d’Estalvis i Pensions de Barcelona, which has a holding of 28.68% in Gas Natural, amended their January 11, 2000 shareholders’ agreement with respect to Gas Natural through the execution of a Novation Agreement. On December 16, 2002, Repsol YPF and La Caixa further amended the shareholders’ agreement through an Addendum to the Novation Agreement, pursuant to which they agreed as follows:

•	Repsol YPF and La Caixa will jointly control Gas Natural in accordance with principles of transparency, independence and professional diligence.

•
Repsol YPF and La Caixa will each have the right to nominate five directors out of the 16 directors that compose the Gas Natural Board of Directors. Repsol YPF and La Caixa will vote in favor of each other’s nominees. The remaining directors will be independent directors.

•
La Caixa will nominate the Chairman of the Board of Directors of Gas Natural and Repsol YPF will nominate the Managing Director. Repsol YPF’s and La Caixa’s directors will vote in favor of each other’s nominees for these positions.

•
The Executive Committee of the Board of Directors of Gas Natural will be composed of six members, consisting of two members nominated by each of Repsol YPF and La Caixa out of the directors they respectively nominated to the Board of Directors of Gas Natural, including the Chairman of the Board of Directors and the Managing Director.

This new agreement will remain effective for as long as both parties hold a minimum participation in Gas Natural of 15%.

As a result of the original shareholder’s agreement, Repsol YPF consolidated the results of Gas Natural with its own since January 1, 2000. As of the end of May 2002, Gas Natural is accounted for under the proportional integration method. Repsol YPF believes that the agreement will result in increased flexibility for Repsol YPF to integrate its operations with those of Gas Natural, and thus represents an important step in Repsol YPF’s strategy of integrating the gas-electricity chain and strengthening its financial situation.

On March 10, 2003, Gas Natural announced a €15.3 billion tender offer for all of the outstanding shares of common stock of Iberdrola, S.A., the largest Spanish electricity company by market capitalization. Repsol YPF and La Caixa have announced that they may renegotiate their shareholders’ agreement in respect of Gas Natural to adapt it to future circumstances. See Section 3.10 “Recent Developments—Gas Natural’s tender offer for Iberdrola” and “Recent Developments—Repsol YPF and La Caixa renew their agreements on Gas Natural.”

Enagas owns most of the transportation and storage infrastructure in Spain. In June 2002, pursuant to the limitations on ownership of Enagas imposed by Royal Decree Law 6/2000, limiting any participation from any one group to 35%, Gas Natural sold 59.1% of Enagas in a secondary public offering for approximately €917 million (thereby reducing its interest in Enagas to 40.9%) and granted the underwriters of the institutional tranche of the offering the right to buy the additional 5.9% that makes up the 65% interest that must be sold (a “green shoe” option). Repsol YPF’s share in the sale proceeds amounted to approximately €221 million, representing capital gains of approximately €97 million. The “green shoe” option on the remaining 5.9% interest in Enagas that Gas Natural must sell to comply with Royal Decree Law 6/2000 expired unexercised in July 2002. Gas Natural must sell an additional 5.9% interest in Enagas to comply with regulatory requirements. Gas Natural intends to sell such interest when stock market conditions are favorable. Until such time, the voting rights for the shares representing that interest will remain suspended. See Section 2.3.1.3 “—Regulation of the Petroleum Industry—Spain—Natural Gas”.

Back to Contents

Enagas’ infrastructure system in Spain consists principally of three coastal terminals for the receipt, storage and regasification of liquid natural gas, a network of high-pressure pipelines for bulk transmission of gas and low-pressure mains for local gas distribution, and two underground gas storage facilities. The LACAL/Laq-Calahorra and Maghreb-Europe’s pipelines link gas fields in Norway and Algeria with the transmission network of Enagas.

In 2002, Gas Natural sold approximately 18.52 billion cubic meters of natural gas to 4.2 million customers in Spain, compared to 16.92 billion cubic meters to 3.9 million customers in 2001, and 16.32 billion cubic meters to 3.6 million customers in 2000.

Gas Natural purchases its gas supplies mainly through take-or-pay purchase contracts for LNG with producers in Algeria, Libya and, since 1999, with Trinidad and Tobago and Nigeria, and also through purchases of natural gas from Algerian, Norwegian and Spanish fields. Approximately 51% of Gas Natural’s natural gas purchases for Spain in 2002 were from Algeria.

Gas Natural is a party to a 25-year contract to purchase natural gas from Sonatrach, the Algerian state oil and gas company, at prices related to market prices in amounts ranging from 3.2 billion cubic meters in 1996 to 6.0 billion cubic meters per annum from 2000 through 2020, principally on a take-or-pay basis. Gas Natural has also entered into a long-term contract with a Norwegian company for the supply of piped gas from the North Sea fields of Troll via Belgium and France through the Lacq-Calahorra pipeline. This contract expires in 2030.

Gas Natural has also entered into long-term contracts to acquire LNG from Nigeria and Trinidad and Tobago. The supply of LNG under these contracts started in 1999.

Gas Natural owns, through a 100% interest in SAGANE, a 72.6% interest in Europe-Maghreb Pipeline Ltd. (EMPL), which owns the exclusive right to operate the section of the Maghreb-Europe gas pipeline in Morocco and as well as the section under the Straits of Gibraltar connecting the Algerian gas wells in Hassi R’Mel with the Spanish and European transmission systems. Transgas, a Portuguese gas distributor which uses part of the capacity of the Maghreb-Europe Pipeline, holds the remaining 27.4% of EMPL.

Pursuant to Royal Decree Law 6/2000, 25% of the natural gas supplied by Sonatrach has been allocated for a period of three years (2001-2003) to natural gas marketers for resale to consumers in the unregulated market. The remaining 75% was allocated to Enagas for its supply to distributors that resell this natural gas to consumers at regulated tariffs. After this three-year period, the contract will be assigned preferably to Enagas, who will supply this natural gas first to consumers at regulated tariffs and any remainder will then be sold in the open market. See Section 2.3.1.3 “—Regulation of the Petroleum Industry—Spain—Natural Gas.”

In connection with the Sonatrach natural gas purchase contract, EMPL committed to construct, finance and operate the Maghreb-Europe Pipeline, that extends 540 kilometers in Morocco and 45 kilometers under the Straits of Gibraltar to connect with the Spanish natural gas pipeline system. The 48-inch pipeline with an initial capacity of nine billion cubic meters per annum was completed in 1996. This pipeline constitutes a significant element in Repsol YPF’s natural gas supply strategy, since it secures a significant supply of gas at reduced transportation costs. At the European level, the pipeline represents an element of strategic importance, since it will help to strengthen the diversification of energy supplies for the entire continent. The Maghreb-Europe Pipeline has allowed for a substantial increase in deliveries from Algeria. However, the increase in importance of Algeria as a supplier country is expected to be reduced over time as a result of Repsol YP F’s international supply diversification policy.

Trinidad and Tobago

Repsol YPF holds a 20% interest in Atlantic LNG, a joint venture with, among others, BP and BG plc. Atlantic LNG is based in Trinidad and Tobago and operates a liquefied natural gas plant at Point Fortin, Trinidad. This plant commenced production activities in April 1999. Natural gas for the plant is supplied from offshore fields discovered by BP in Trinidad and Tobago. The plant has annual production capacity of up to three million tonnes of natural gas. Gas Natural has entered into a contract with Atlantic LNG to purchase, over a term of 20 years renewable for an additional five years, at a purchase price to be determined by a formula based on market prices, 40% of Atlantic LNG’s liquefied natural gas production, which Gas Natural will sell in Spain.

Back to Contents

In the first quarter of 2000 Atlantic LNG received approval from the Trinidad and Tobago government to expand operations, including installation of two additional gas liquefaction trains in which Repsol YPF holds a 25% stake. One of them started operations in 2002 and the other is scheduled for completion in 2003. These two new facilities are planned to have a combined installed production capacity of almost 9 billion cubic meters per year, of which Repsol YPF has agreed to sell approximately 2.7 billion cubic meters per year pursuant to long-term gas contracts. These two facilities will increase Atlantic LNG’s total annual LNG output to approximately 13.0 billion cubic meters per year. It is estimated that, upon completion of the third train, 6.5 billion cubic meters per year of LNG will be available to supply Spanish markets, 3.0 billion cubic meters of which will be directly acquired by Repsol YPF for the development of its electricity generation program , and 2.5 billion cubic meters for the conventional natural gas market. Finally, one billion cubic meters will be destined for the market of Gas de Euskadi. The estimated cost of building the two new trains is US$1.1 billion.

A fourth train, with an estimated installed production capacity of 6.5 billion cubic meters per year, is currently being designed. We expect to complete the construction of this fourth train by the end of 2005 at an estimated cost of US$1.2 billion.

Repsol YPF believes that one of the crucial advantages of the project in Trinidad and Tobago is its geographical location, which permits the supply under advantageous economic conditions of markets like the United States, the Caribbean, northern Brazil and Europe, the latter through swap contracts with suppliers. Repsol YPF believes this will enable it to take advantages of price opportunities in the American market and to reduce transport costs, while covering the needs of the Spanish market from other sources.

Transport of LNG

Repsol YPF leased time charter tankers with a total capacity of 416,500 cubic meters for shipping LNG. In addition, Gas Natural leased time charter tankers for shipping LNG with a total capacity of 276,000 cubic meters.

2.2.4.2	Natural Gas Liquids

Argentina. Repsol YPF developed Mega, a project to increase its ability to separate liquid petroleum products from natural gas, and expects to develop transport and distribution networks for these products. Mega allows Repsol YPF, through the fractioning of gas liquid, to increase production at the Loma La Lata gas field by approximately 5.0 million cubic meters per day.

YPF owns 38% of Mega, while Petrobras and Dow Chemical have a 34% and 28% stake, respectively.

Mega includes:

•	A separation plant, located in Loma La Lata, in the Province of Neuquén.

•	A natural gas liquids fractioning plant, that produces ethane, propane butane and natural gasolines. This plant is located in the city of Bahía Blanca in the Province of Buenos Aires.

•	A pipeline that links both plants and that transports natural gas liquids.

•	Transportation, storage and port facilities in the proximity of the fractioning plant.

Mega required an investment of approximately US$715 million and commenced operations at the beginning of 2001. Mega’s maximum annual production capacity is 1.35 million tonnes of gasoline, LPG and ethane. Repsol YPF is Mega’s main supplier of natural gas. The fractioning plant production is used in the petrochemical operations of PBB Polisur, a 28% affiliate of Repsol YPF, and is also exported by tanker to Brazil.

Back to Contents

2.2.4.3	Electricity

Spain. In January 1998, pursuant to the terms of an Industrial Agreement signed in 1997, Repsol YPF and Iberdrola, a Spanish electricity company, committed to form PIESA for the development of three co-generation facilities in Tarragona, La Coruña and Gajano (Santander), with a total capacity of 175 MW. In 2000, another co-generation facility, with 90 MW of capacity, started operations at the petrochemical facilities in Tarragona. The total capacity of these projects, added to the 330 MW already in existence at the refineries and petrochemical centers of Repsol YPF in Spain, brings total capacity to 595 MW. Construction of the Tarragona plant was completed during 2000, while the La Coruña plant and the Gajano plant were completed in 2001.

In April 1998, Repsol YPF jointly with Amoco Power Resources Holding II Ltd. (Amoco Power), Iberdrola and Ente Vasco de Energía (EVE) established two new companies, Bahia de Bizkaia Gas, S.L. (BBG) and Bahia de Bizkaia Electricidad, S.L. (BBE), in each of which Repsol YPF has a 25% stake, to build a regasification facility and 800 MW combined cycle plant (CCGT) in the port of Bilbao. During 1998, the two companies concluded their feasibility studies and began the engineering design for the two facilities. In 2000, the procurement, engineering and construction contracts were awarded and construction began. At the end of 2002, BBE had completed the construction of the combined cycle plant, which is currently in the start-up testing phase, and BBG was at a very advanced stage of construction of the regasification facility, which is expected to start operations in the second half of 2003.

In September 1998, Repsol YPF, through its subsidiary Petronor, and Iberdrola established PIEMSA to promote and develop the construction of a residue gasification unit and an 800 MW combined cycle power plant (IGCC) in the Petronor refinery in Bilbao. The feasibility study is still under way.

In October 1998, Gas Natural and Endesa, S.A., a Spanish electricity company, reached a commercial agreement whereby Gas Natural will supply the natural gas required by Endesa for the development of its program for the construction of combined cycle power stations. In December 1999, both companies signed the contracts for the construction of four combined cycles, each one with a capacity of 400 MW. Two of these facilities are located in San Roque (Cádiz) and the other two in Sant Adriá del Besós (Barcelona). Once concluded, Gas Natural and Endesa will be owners of one combined cycle on each of the two locations, which will have operating and management independence from each other. The San Roque and Sant Adriá del Besós facilities started operations in March and August of 2002, respectively.

In 1999, Repsol YPF and BP reached two agreements under the strategic alliance signed between them in June 1998. The first agreement refers to the sale of up to 5 billion cubic meters of LNG from Trinidad and Tobago to Spain. The second agreement establishes the basis for the development of new power generation projects in Spain using natural gas. During 2001, Repsol YPF issued a tender for the engineering, procurement and construction of CCGT “Cartagena” and the offers received are currently being evaluated. Steps have been taken to obtain the necessary permits for the construction of the combined cycle plant with a capacity of 1,200 MW in Cartagena. Construction of this plant is scheduled to begin in 2003 and commercial operations are expected to start by the end of 2005, with an estimated total investment of €600 million. In April 2003 Repsol YPF and BP entered into an agreement for the sale of this combined cycle plant to Gas Natural. Sim ultaneously to this sale, Repsol YPF and Gas Natural have entered into an agreement for the supply of 2.1 billion cubic meters of gas per annum over a period of 20 years.

Argentina-Generation. Repsol YPF participates in four power stations with an aggregate installed capacity of 1,685 MW:

•	Central Térmica Tucumán (410 MW combined cycle)

•	Central Térmica San Miguel de Tucumán (370 MW combined cycle)

•	Filo Morado (63 MW)

•	Central Dock Sud (775 MW combined cycle and 67 MW gas turbines)

In 2002, these plants sold altogether approximately 5,982 GWh.

Back to Contents

In August 2002, Central Térmica San Miguel de Tucumán commenced commercial operations of the new combined cycle power plant (370 MW).

Repsol YPF also operates power plants, supplied with natural gas produced by Repsol YPF, which produce power for use by Repsol YPF in other business units:

•	Los Perales power plant (74 MW), located in the Los Perales natural gas field,

•	Chihuido de la Sierra Negra power plant (40 MW), and

•	The power plant located at the Plaza Huincul refinery (40 MW)

Argentina-Distribution. In May 2001, Repsol YPF completed the sale to EDF International of its stake in Edenor for $195 million (€219 million). Repsol YPF reported an extraordinary capital gain of €124 million in connection with this sale. Repsol YPF no longer has electricity distribution operations in Argentina.

2.2.5	Environmental Matters

Repsol YPF’s operations are subject to environmental protection laws and regulations of the European Union, Spain and its autonomous communities, Argentina and other countries in which the Repsol YPF’s operations are located. These laws and regulations address the general impact of industrial operations on the environment, and focus specifically on certain activities, including emissions and toxic waste disposal. Environmental violations may result in administrative, criminal and tort liabilities.

Environmental factors are an important consideration in planning, designing and operating all Repsol YPF facilities. To advance such interests, Repsol YPF created in 1996 an Environmental Management System (EMS) according to the guidelines of international standard ISO 14001. The goal of this system is to ensure that Repsol YPF complies with all pertinent environmental principles. An Environmental Committee, formed by top management representatives from the operating areas and the Director for Environmental affairs, formulates Repsol YPF’s environmental policy and coordinates its implementation among the operating areas. Under the EMS, the operating units must obtain an ISO 14001 Certification for their environmental management systems. At December 31, 2002, eight refineries, 12 chemical plants and 19 Exploration and Production operations, covering almost all major industrial sites of Repsol YPF, were ISO 14001 certified.

Each of Repsol YPF’s operating units conduct significant programs to ensure that their operations are carried out in an environmentally acceptable manner. In 2002, 2001 and 2000, Repsol YPF spent €74.8 million, €113 million and €113.9 million, respectively, on environmental programs that included improving effluent treatment equipment, increasing the capacity and efficiency of sulphur recovery units at Repsol YPF’s refineries, energy saving and efficiency, reducing air emissions of pollutants from processing units, increasing the injection of produced water in upstream operations and reducing the release of volatile organic compounds when storing gasoline for motor vehicles and delivering it from terminal to service stations. In addition, Repsol YPF invested €74.7 million in 2002, improving and constructing new units in its refineries in order to comply with European Union fuel specifications. Repsol YPF is curre ntly in compliance in all material respects with all Spanish, European Union and other applicable environmental regulations. The aforementioned data on environmental investments has been obtained using the American Petroleum Institute guidelines, adapted to the characteristics and technical criteria of Repsol YPF.

Some of the most relevant issues that could affect Repsol YPF’s operations in the future relate to climate change, environmental quality of products and the Integrated Pollution Prevention and Control IPPC European Directive 96/61/EC. Regarding climate change issues, Spain is the only country in which Repsol YPF has significant operations which has a Greenhouse gas emissions cap set by the Kyoto Protocol. In Spain, Repsol YPF’s refineries and cogeneration units with an installed capacity of greater than 20 MW are also affected by the European Commission proposal of an EU CO2 Emission Trading Directive. Although there are still many regulatory uncertainties, Repsol YPF is developing a plan to address the requirements of the Protocol and the Directive proposal. Repsol YPF intends to take any necessary actions to comply with the new specifications set out in the agreement reached by the European Parliament and the European Council to amend the 98/70/CE Di rective, and by Resolution SE 222/01 in Argentina. As for the IPPC Directive, Repsol YPF also intends to take any actions in the industrial sites covered or affected by the Directive.

Back to Contents

2.2.6	Insurance

In line with industry practice, Repsol YPF insures its assets and activities worldwide. Among the risks insured are damage to property, consequential interruptions in its business as well as civil liability to third parties arising out of Repsol YPF’s operations. Repsol YPF’s insurance policies also include indemnification limits and deductibles. Repsol YPF considers its level of insurance coverage to be, in general, appropriate for the risks inherent in its business.

2.3	Regulation of the Petroleum Industry

Repsol YPF is subject to regulations relating to the petroleum industry in Spain, Argentina and all other countries in which it operates.

2.3.1	Spain

The main regulations governing the petroleum industry in Spain are set forth in the Hydrocarbon Sector Law 34/1998 and in the Royal Decree Laws 6/1999 and 6/2000, which substantially liberalized the petroleum industry in Spain.

The prices of all petroleum products in Spain are currently determined by market forces, except for LPG and natural gas, which are subject in most cases to price ceilings. The ownership of the assets of Spain’s natural gas transportation and retail marketing systems has been transferred from the State to the private sector. Both EU and non-EU entities are permitted to import petroleum and petroleum products into the Spanish market with no restrictions.

The Spanish government owns all subsurface natural resources in Spain and grants concessions for the exploration and production of these resources to companies, including companies that are 100% owned by foreigners, complying with financial and technical requirements. Repsol Exploración is one such company.

2.3.1.1	Petroleum and Petroleum Products

Under Law 34/1998, petroleum and petroleum products, including gasoline and diesel, may be sold at market prices. Law 34/1998 requires owners of authorized storage and transport facilities, such as CLH, to provide third-party access for the reception, storage and transportation of petroleum and petroleum products on a nondiscriminatory and transparent basis at publicly announced prices. Law 34/1998 permits the Spanish government in certain cases to set price ceilings for the receipt, storage and transport of petroleum and petroleum products in the event of the absence of material competition. The Spanish government has not, to date, imposed price ceilings. Repsol YPF does not anticipate that they will be imposed in the near term.

Royal Decree 1728/1999 concerning “Technical Specifications for Diesel and Gasoline” partially adopted European Directive 98/70, establishing the specifications for diesel fuel and gasolines in two tranches, with some of the specifications taking effect on January 1, 2000 and others in January 1, 2005. Although the deadline for the phase out of leaded-gasoline was originally set for December 31, 2001, the Royal Decree 785/2001 of July 6, 2001 accelerated the deadline to August 1, 2001 and enacted substitute gasolines specifications, therefore completing the adoption of European Directive 98/70.

CLH ownership interest. Royal Decree Law 6/2000 provides that no person may own, directly or indirectly, more than 25% of the capital stock of Compañía Logística de Hidrocarburos CLH, S.A. As a result, the voting rights of shares held by any person directly or indirectly in excess of the 25% limit are suspended. Repsol YPF, therefore, lost voting rights with respect to 35% of CLH immediately upon effectiveness of Royal Decree Law 6/2000 and was required to reduce its approximately 60% interest in CLH to 25%. Royal Decree Law 6/2000 further provides that the aggregated direct or indirect ownership interests in CLH of persons with refining capabilities in Spain may not exceed 45% of CLH’s capital.

In 2002 and 2003, Repsol YPF and the other entities with refining capabilities in Spain sold participations in CLH to Enbridge, DISA Corporación Petrolífera S.A., China Aviation Oil, Petrogal Española, S.A. and Oman Oil Company equal to an aggregate ownership interest in CLH of 50%, reducing Repsol YPF’s individual participation in CLH to 25% (5.33% indirectly held through its affiliate Petronor) as of March 17, 2003, thereby meeting the limits set by Royal Decree Law 6/2000.

Back to Contents

Gasoline stations. Under Royal Decree 6/2000, large commercial establishments, such as shopping complexes, constructed after the date of the Decree which are classified as “large commercial centers” under Spanish law must include at least one installation for the supply of petroleum products. Royal Decree 6/2000 also provides a mechanism for installation of petroleum-product supply facilities at existing large commercial centers. Petroleum-product supply facilities at large commercial centers will be prohibited from entering into exclusive supply and licensing arrangements with wholesale distributors of petroleum products such as Repsol YPF.

Royal Decree Law 6/2000 further provides that a wholesale distributor of petroleum products whose service stations exceed 30% of the total number of service stations in Spain may not increase its total number of service stations until June 25, 2005.

Antitrust

European Union Regulation 2790/1999 governing vertical restraints on competition came into force on January 1, 2000 and will be applicable until May 31, 2010. Regulation 2790/1999 increases restrictions imposed on exclusivity agreements between, among others, petroleum product suppliers and petroleum product resellers operating in European Union markets.

Prior to the effectiveness of Regulation 2790/1999, under European Union law, exclusive supply agreements between suppliers and independently owned service stations which operated as resellers in the market benefited from a block exemption from Section 81.1 of the European Community Constitutive Treaty which forbids anticompetitive practices. This exemption was applicable as long as the exclusivity arrangements did not contain certain “hard core” restrictions, such as resale price maintenance requirements, and did not exceed the time period of 10 years, except if the reseller operated from premises leased by the supplier. In this case, an exclusivity agreement may extend for up to the period of the underlying lease.

Repsol YPF’s exclusive supply agreements with independent retailers did not formally fall within the block-exemption regulation because the majority of these independent retailers work with Repsol YPF on an agency basis on behalf of Repsol YPF. Therefore, they are not deemed to be resellers. To consider these contracts exempted from the prohibition of Section 81.1, Repsol YPF relied on “ad hoc” “comfort letters” issued by the Competition Directorate General of the European Commission after that institution made an individual examination of the existing contracts and the relevant market. Repsol YPF also relied on the application by analogy of the existing block exemption to Repsol YPF’s contracts.

Regulation 2790/1999 deprives suppliers, such as Repsol YPF, of the protection of the block exemption in the following cases:

•	in any market where the supplier’s market share exceeded 30% (i.e. Spain, in Repsol YPF’s case)

•
in the case of any exclusivity contract having a period of over five years, except where the distributor operates from premises owned by the supplier or premises owned by the supplier and leased to third parties independent from the supplier.

Regulation 2790/1999 allows exclusivity arrangements in place at May 31, 2000, to continue to be exempt from the new requirements until December 31, 2001. The interpretative guidelines issued by the European Commission in October 2000, confirm the validity of those contracts that by December 31, 2000, had a remaining term of no more than five years.

In order to obtain the maximum legal certainty under Regulation 2790/1999 with regard to its exclusivity arrangements, Repsol YPF initiated informal contacts with the Competition Directorate General of the European Commission. Additionally, to better comply with the new EU Regulation, the duration of Repsol YPF’s new contracts will not exceed five years. With respect to the old contracts that by December 31, 2000 will exceed the five-year time limit, Repsol YPF has informed its distributors of its decision to terminate these contracts before the end of such period, when they reach the five years in duration, asking for a proportional reimbursement of the investments made by the supplier.

Back to Contents

Finally, in order to obtain the maximum assurance under European Community Law, on December 20, 2001 the whole set of distribution contracts between Repsol YPF and the service stations was presented to be cleared by the EU Commission, either by a declaration of compatibility with the Treaty of Rome or by their individual exemption according to Section 81.3 of that Treaty. The Commission has not made any decision yet.

On September 1, 1999, the Service for the Defense of Competition (Servicio de Defensa de la Competencia) began a preliminary inquiry into whether it should be permissible for suppliers to treat agents and resellers differently with respect to retail pricing agreements. Under Spanish law, suppliers may set retail prices to be charged to consumers by agents, but may not determine the retail prices which resellers charge to consumers. Should the Service for the Defense of Competition consider that differential pricing arrangements for resellers and agents are impermissible, the prohibition on determining retail pricing may be extended to Repsol YPF’s agreements with its agents if the Tribunal for the Defense of Competition upholds that view.

In connection with the same process, the Service for the Defense of Competition also began on September 1, 1999 a preliminary inquiry into whether an exclusivity agreement between a petroleum-products supplier and a distributor should be legally permissible for a period longer than five years where the distributor operates facilities leased by the supplier to the distributor and the supplier has been granted by the distributor the usufruct or surface rights on the premises. Repsol YPF believes that there are sound economic reasons, including based on the investments made by suppliers in distribution facilities, in favor of permitting extended exclusivity arrangements between suppliers and distributors operating on premises leased by a supplier.

The Service for the Defense of Competition made an unfavorable assessment of both of the above mentioned issues, bringing an administrative proceeding before the Tribunal for the Defense of Competition (“Tribunal de Defensa de la Competencia”), which ruled against Repsol YPF on the first issue, i.e. the agent/reseller controversy, but acquitted Repsol YPF of the other charge, i.e. the use of surface and usufruct rights as a means to avoid the time limit of five years. The Tribunal did not consider those contracts unlawful under competition rules. Due to the infringement arising from the first issue, a fine of €3 million was imposed. This decision has been appealed to the administrative court whose ruling is still pending.

The Tribunal for the Defense of Competition ruled against Repsol Butano S.A., Repsol YPF’s subsidiary that sells bottled LPG, imposing a €1.5 million fine, as it considered illegal some restrictions imposed by Repsol Butano on its distributors, such as after-contract non-competition clauses and the prohibitions on the use of spare parts provided by other companies. Although this ruling has been appealed (pending), Repsol Butano decided to modify its contracts in the sense required by the Tribunal for the Defense of Competition’s decision. The Service for the Defense of Competition has issued a report supporting the granting of an individual authorization to this modified contract, but the final approval by the Tribunal for the Defense of Competition is still pending.

The European Commission has launched an extensive investigation into several markets related to tire manufacturing services. Towards the end of 2002, General Química S.A., Repsol YPF’s subsidiary that produces rubber chemicals and rubber additives, was investigated, like many other companies in Europe and the United States, in the context of an anticartel probe. Around the same time, Repsol YPF Lubricantes y Especialidades S.A., Repsol YPF’s subsidiary that produces bitumen for asphalt manufacturing, was also investigated by the European Union in another anticartel probe, together with other companies.

The EU Commission has not yet confirmed whether either of Repsol YPF affiliates will be subject to proceedings as a result of these investigations.

2.3.1.2	LPG

Price Regulation

Pursuant to Law 34/1998, LPG prices will be determined by market forces once competition is determined by the Ministry of Industry and Energy to be sufficient. The liberalization of prices for bottled LPG is not expected to occur so long as Repsol Butano continues to possess a significant share of this market. In July 1998, the Ministry of Industry and Energy liberalized bulk LPG prices and prices for LPG sold in bottles of less than 8 kilograms.

Back to Contents

Royal Decree Law 15/1999 of October 1, 1999, concerning Liberalization Measures, Structural Reform and Increased Competition in the Hydrocarbons Sector, established, among other things, the minimum discount applicable to the sale of bottled LPG at the retail level or by service stations.

On October 6, 2000, the Spanish Ministry of Economy enacted the system for determining the maximum pre-tax retail price for bottled LPG exceeding eight kg. Under this system, maximum retail prices of bottled LPG are established on the basis of a reference price, set every April and October on the basis of international prices of LPG during the previous 12 months, and a maximum markup that may be charged over such reference price, which is fixed by the government annually on the basis of estimated commercialization costs of bottled LPG. As a result of the enactment of Ministerial Order 640/2002 of March 22, 2002, the maximum markup over the reference price that may be charged per kilogram of bottled LPG rose by 12.9% to €0.317624/kg. See 2.2.2.4 “Information on Repsol YPF—Operations—Refining and Marketing—LPG—Spain.”

Effective as of January 2002, Law 24/2001 of December 27, 2001, on fiscal, administrative, social welfare and labor conditions, increased the VAT rate applicable to bottled LPG from 7% (fixed in 1999) to the general 16% rate.

Distribution

Law 34/1998 provides for the liberalization of LPG retail distribution. Whereas previously retail distribution occurred primarily by means of home delivery, under Law 34/1998 LPG may be sold through a number of outlets such as service stations and supermarkets.

Law 34/1998 also prohibits exclusive distribution agreements between distributors and sellers. This prohibition does not apply to exclusive agreements between distributors and commissioned agents within their distribution network provided that such networks distribute bottled LPG to the home of the final consumer. However, distribution of LPG through service stations and other alternative distribution networks will not be subject to exclusivity agreements.

Under Royal Decree Law 15/1999, service stations and commercial businesses were authorized to sell bottled LPG at a minimum discount of 5% with respect to the maximum pre-tax retail price. This measure in fact creates a new channel for the sale of bottled LPG.

In order to adapt the LPG distribution contracts to Law 34/1998 and the recent changes in European Community law, Repsol Butano made the necessary modifications and presented the new contracts to the Service for the Defense of Competition on December 4, 2001 to have them cleared by the Tribunal de Defensa de la Competencia (Tribunal for the Defense of Competition) after a preliminary report by the Service for the Defense of Competition. At the same time, the new contracts are being offered to be signed by the distributors. The substitution of the old contracts by the new ones proceeds according to schedule.

2.3.1.3	Natural Gas

Price Regulation

Law 34/1998 establishes an economic system that governs regasification, strategic storage, transport and distribution of natural gas activities, leaving natural gas commercialization activities in the unregulated market and thus, subject only to the agreement of the parties.

The prices of natural gas sold in the regulated market are subject to maximum prices fixed by the Spanish government. The supply of natural gas to consumers in the regulated market is carried out by distributors, while the supply in the unregulated market is carried out by “commercializers”. Owners of facilities that operate in the regulated market are entitled to compensation by the Spanish government for their operations in the regulated market, as provided by Law 34/1998 and the rules and regulations thereunder. Under Royal Decree 949/ 2001, which established the framework that governs the natural gas industry, the Ministry of Economy has issued a number of Ministerial Orders that fix the compensation for the different regulated activities, natural gas tariffs and the tolls and royalties to be charged by owners of natural gas facilities to third parties for use of such facilities. Such tariffs, tolls and royalties are determined with a view to allocate supply costs fairly and to minimize distortions and imbalances between the regulated and unregulated markets.

Back to Contents

Maximum prices of natural gas in the regulated market are mainly based on:

•	costs of raw materials, indexed to the prices of crude oil and petroleum products;

•	transmission and distribution costs (including regasification and storage costs);

•	costs of the commercial activities of suppliers; and

•	tariffs charged by the National Energy Commission and the Technical Manager of the natural gas system.

Distribution

Law 34/1998 revoked the concessions held by Enagas and Gas Natural to operate Spain’s primary transport and distribution networks of natural gas pipelines and conveyed to Enagas and Gas Natural outright ownership of the networks. Under Law 34/1998, as amended by Royal Decree Law 6/2000, the government may not authorize new entrants into any distribution network area served by Gas Natural for the shorter of the remaining life of the former concession for that area or the time period remaining until January 1, 2005. There are, however, no limitations on entrants in areas served by the transport network.

Law 34/1998 also establishes third-party access rights for consumers, “commercializers” and transporters to use distribution and transportation facilities for the receipt, storage and transportation of natural gas on a nondiscriminatory and transparent basis, subject to tolls and royalties that receive regulatory approval.

Royal Decree 949/2001 supplemented the regulation of third-party access to gas facilities and established an integrated economic system for the gas sector. The objectives of the Royal Decree are:

•
To regulate the functioning of the gas infrastructure with regard to the access by third parties to the gas facilities, setting forth the general operational principles that should govern the technical operation of the infrastructure, the pricing framework for the regulated activities (distribution, regasification, strategic storage and transport), the tolls, tariffs and royalties to be charged as well as the liquidation procedures.

•
To guarantee the continuity, quality and the safety of the gas supply operations, coordinating the operations of all incumbent parties, honoring the principles of objectivity, transparency and non-discrimination.

As of the date of the filing of this annual report, the tolls and royalties relating to the use of natural gas distribution and transportation facilities are set by the Ministry of Economy’s resolution of January 16, 2003. Royal Decree Law 6/2000 has accelerated the entrance of new competitors in the Spanish unregulated natural gas commercialization market and the gas distribution market by establishing, after years of continuous reduction in the minimum consumption requirements to choose natural gas supplier, that all consumers may freely select their natural gas supplier from January 1, 2003.

Royal Decree 1434/2002 of December 27, 2002, has completed the legal framework for the natural gas industry by setting out the legal, technical and economic requirements that companies must meet in order to carry out transport, distribution and commercialization activities, and the rights and obligations of such companies. It also regulates the relationship between natural gas companies and their customers, including aspects such as subscription and connection rights and conditions, transfer and subrogation of contract rights of regulated supply agreements, certain conditions of contracts under liberalized terms, and the procedure to switch natural gas suppliers.

Repsol YPF expects that the regulatory changes to the natural gas sectors will eventually lead to further increases in competition in the natural gas market in Spain.

Back to Contents

Ownership of Enagas

Pursuant to the Royal Decree law 6/2000, no person or group of persons may own, directly or indirectly, more than 35% of the capital stock of Enagas. The voting rights of shares which a person holds directly or indirectly in excess of the 35% limitation are suspended. Pursuant to such restrictions, in June 2002 Gas Natural sold 59.1% of Enagas in a secondary public offering for approximately €917 million. See Section 2.2.4.1 “Information about Repsol YPF—Operations—Gas and Electricity—Natural Gas—Spain.” Gas Natural intends to sell the remaining 5.9% that must be sold to reduce its interest in Enagas to 35% when stock market conditions are favorable.

Additionally, pursuant to Royal Decree Law 6/2000, companies owning facilities that make up part of the main gas distribution network, like Enagas, may only conduct gas transportation activities. Royal Decree Law 6/2000 also appoints Enagas as the Technical Manager of the main and local distribution networks, being responsible for the continuity and safety of gas supply. In order to comply with this legal requirement, Enagas has transferred to Gas Natural all assets connected to gas purchase activities, its gas and other fuels inventories, as well as gas supply and transportation contracts.

Allocation of Algerian natural gas

Royal Decree Law 6/2000 also establishes that 75% of the natural gas supplied by Sonatrach, the Algerian state petroleum company, via the Europe-Maghreb pipeline has been allocated to Enagas for sale to distributors that resell this natural gas to consumers at regulated tariffs. The remaining 25% of this natural gas has been allocated, until December 2003, to other natural gas marketers (i.e., potential competitors of Gas Natural) for resale to consumers on a non-discriminatory and transparent basis. Beginning January 1, 2004, natural gas supplied via the Europe-Maghreb pipeline will be preferably supplied by Enagas, first to consumers on the regulated market and any remainder will then be sold in the unregulated market under the conditions described above.

Share of Spanish natural gas supply

Finally, Royal Decree Law 6/2000 further establishes that, as of January 1, 2003, no person belonging to the same group of persons acting together in the natural gas business sector may supply more than 70% of the natural gas consumed in Spain, excluding from this calculation the amount of natural gas consumed by such person for its own use. As of December 31, 2002, Gas Natural, supplied approximately 72% of the natural gas consumed in Spain. As of the date of this annual report, Repsol YPF believes that the prospects of market growth and the incorporation of new competitors should by itself reduce Gas Natural’s market share to 70%.

2.3.2	Argentina

2.3.2.1	Overview

The Argentine oil and gas industry is regulated by Law No. 17.319, referred to as the Hydrocarbons Law, which was adopted in 1967. The executive branch of the Argentine government applies this law through the national Secretary of Energy. The regulatory framework of the Hydrocarbons Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petroliferos Fiscales Sociedad del Estado, YPF’s predecessor, would lead the oil and gas industry and operate under a different framework than private companies. In 1992, Law No. 24.145, referred to as the Privatization Law, privatized YPF and was designed to implement the transfer of ownership of reservoirs to the provinces, subject to the existing rights of holders of exploration permits and production concessions. However, the transfer of property to the provinces has not been implemented, since an amendment to the Hydrocarbons Law has not been enacted.

In October 1994, the national constitution was amended and the Privatization Law was superseded. Article 124 establishes that natural resources existing within a province’s territory are property of such province. Article 75 of the national constitution allows the Congress to enact laws to develop mineral resources existing within the national territory. The governments of the provinces where the mineral and

Back to Contents

hydrocarbon reservoirs are located will be responsible for carrying out these laws. Legislators have submitted to congress new drafts of the Hydrocarbons Law. These drafts establish the provinces’ ownership of the hydrocarbon reservoirs in accordance to the mentioned Article 124. The enactment of the reforms is still pending and may take place during 2003.

On January 6, 2002, the Argentine Congress enacted Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law, which represented a profound change of the economic model effective as of that date, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991, and had pegged the peso to the dollar on a one-to-one basis. In addition, Law No. 25,561 granted the executive branch of the Argentine government authority to enact all necessary regulations in order to overcome the economic crisis in which the country is immersed.

After the enactment of the Public Emergency and Foreign Exchange System Reform Law, several other laws and regulations have been enacted. The following are the most significant measures enacted to date in Argentina:

•
Conversion into pesos of (i) all funds deposited in financial institutions at an exchange rate of Ps.1.40 = US$1.00 and (ii) all obligations (e.g., loans) with financial institutions denominated in foreign currency and governed by Argentine law at an exchange rate of Ps.1.00 = US$1.00. The deposits and obligations converted into pesos will be thereafter adjusted by a reference stabilization index, the Coeficiente de Estabilidad de Referencia (CER), to be published by the Argentine Central Bank. The aforementioned adjustments became effective retroactively as of February 4, 2002. Law No. 25,642 suspended the application of the CER to obligations of up to Ps.400,000 until September 30, 2002. The CER is not applied to (i) loans of up to US$250,000 secured by a mortgage on the permanent family property of the debtor, (ii) personal loans up to US$12,000 and (iii) personal loans of up to US$30,000 secured by a pledge. These obligations are adju sted, as from October 1, 2002, by an index of salary fluctuations (Coeficiente de Variación de Salarios).

•	Obligations governed by non-Argentine law have not been converted to pesos under the new laws. Substantially all of YPF’s dollar-denominated debt is governed by non-Argentine law.

•
Conversion into pesos at an exchange rate of Ps.1.00 = US$1.00 of all obligations outstanding among private parties at January 6, 2001 that are governed by Argentine law and payable in foreign currency. The obligations so converted into pesos will be adjusted through the CER index, as explained above. In the case of non-financial obligations, if as a result of the mandatory conversion into pesos the resulting intrinsic value of the goods or services that are the object of the obligation are higher or lower than its price expressed in pesos, then either party may request an equitable adjustment of the price. If they cannot agree on such equitable price adjustment, either party may resort to the courts.

•	Conversion into pesos at an exchange rate of Ps.1.00 = US$1.00 of all tariffs of public services and the imposition of a period of renegotiation with the governmental authorities thereafter.

•	Requirement that an authorization be obtained from the Argentine Central Bank prior to making certain wire transfers of funds to offshore accounts to repay certain credit obligations.

•
Imposition of customs duties on the export of hydrocarbons with instructions to the executive branch of the Argentine government to set the applicable rate thereof. Executive Decrees No. 310/2002 and No. 809/2002 imposed certain customs duties on crude oil, LPG and certain refined products exports (see Section 2.3.2.8 “—Taxation.” below).

On March 5, 2003, the Argentine Supreme Court declared unconstitutional the conversion into pesos of banking deposits denominated in U.S. dollars stipulated by Decree No. 214/02 and related regulations. This decision was prompted by an action of the Province of San Luis against the National State requesting that the National State refunded US$249 million that were deposited with the Argentine National Bank (Banco de la Nación Argentina). The Supreme Court ruled that the asymmetric conversion into pesos established by Decree No. 214/02 affected the right of property established in the National Constitution and exceeded the limits set by the Court to the extraordinary powers granted to the government under material economic emergency situations. The Supreme Court further stated that the “pesification” had also affected the principle of legal certainty, as the bank deposits had been made when specific legislation protecting such deposits was effective. The Supreme Court ordered the Argentine National Bank to refund to the Province of San Luis the amounts deposited in U.S. dollars or its equivalent in pesos at the exchange rate on the date of effective payment, and set a 60-day period for the parties to agree to a procedure to effect the refund. Although this ruling may have wider-reaching repercussions, it only applies to the case submitted by the Province of San Luis, and does not affect matters not submitted for the consideration of the Supreme Court.

Back to Contents

2.3.2.2	Exploration and Production

The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the executive branch to establish a national policy for development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

The Hydrocarbons Law permits surface reconnaissance of territory not covered by exploration permits or production concessions, upon authorization of the Secretary of Energy and with permission of the private property owner. Information gained as a result of surface reconnaissance must be provided to the Secretary of Energy. The Secretary of Energy may not disclose this information for two years without permission of the party who conducted the reconnaissance, except in connection with the grant of exploration permits or production concessions.

Under the Hydrocarbons Law, the national executive may grant exploration permits after submission of competitive bids. Permits granted to third parties in connection with the deregulation and demonopolization process were granted in accordance with procedures specified in the Oil Deregulation Decrees, and permits covering areas in which YPF was operating at the date of the Privatization Law were granted to YPF by such law. In 1991, the national executive established a program under the Hydrocarbons Law (known as the Argentina Plan) pursuant to which exploration permits may be auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unproved areas not to exceed 10,000 square kilometers (15,000 square kilometers offshore), and may have a term of up to 14 years (17 years for offshore exploration). The 14-year term is divided into three basic terms and one extension term. At the expiration of each of the first two basic terms, the acreage covered by the permit is reduced, at a minimum, to 50% of the remaining acreage covered by the permit. At the expiration of the three basic terms, the permit holder is required to revert all of the remaining acreage to the Argentine government, unless the holder requests an extension term, in which case such grant is limited to 50% of the remaining acreage.

If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder may obtain an exclusive concession for the production and development of this oil and gas. A production concession gives the holder the exclusive right to produce oil and gas from the area covered by the concession for a term of 25 years (plus, in certain cases, a part of the unexpired portion of the underlying exploration permit). The term may be extended for an additional 10 years by application to the executive branch. A production concession also confers on the holder the right to conduct all activities necessary or appropriate for the production of oil and gas, provided that such activities do not interfere with the activities of other holders of exploration permits and production concessions. A production concession entitles the holder to obtain a transportation concession for the oil and gas produced. See Section 2.3.2.5 “—Transpor tation” below.

Exploration permits and production concessions require holders to carry out all necessary work to find or extract hydrocarbons, using appropriate techniques, and to make specified investments. In addition, holders are required to:

•	avoid damage to oil fields and waste of hydrocarbons,

•	adopt adequate measures to avoid accidents and damage to agricultural activities, fishing industry, communications networks and the water table, and

•	comply with all applicable federal, provincial and municipal laws and regulations.

Back to Contents

Holders of production concessions, including YPF, also are required to pay royalties to the province where production occurs in the amount of 12% of the well-head price (equal to the FOB price less transportation costs and certain other reductions) of crude oil produced and 12% of the value of the used volume of natural gas produced, based on the sales price, less transportation, storage and treatment costs. Any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty.

Exploration permits and production or transportation concessions will terminate upon any of the following events:

•	failure to pay annual surface taxes within three months of the date due;

•	failure to pay royalties within three months of the due date;

•	substantial and unjustifiable failure to comply with specified production, conservation, investment, work or other obligations;

•	repeated failure to provide information to or facilitate inspection by authorities or to utilize adequate technology in operations;

•	in the case of exploration permits, failure to apply for a production concession within 30 days of determining the existence of commercially exploitable quantities of hydrocarbons;

•	bankruptcy of the permit or concession holder;

•	death or end of legal existence of the permit or concession holder; or

•	failure to transport hydrocarbons for third parties on a non-discriminatory basis or repeated violation of the authorized tariffs for such transportation.

When a production concession expires or terminates, all oil and gas wells, operating and maintenance equipment and facilities automatically revert to the Argentine government, without payment to the holder of the concession.

The Privatization Law granted YPF 24 exploration permits covering approximately 132,735 square kilometers and 50 production concessions covering approximately 32,560 square kilometers. The Hydrocarbons Law limits the number and total area of exploration permits or production concessions that may be held by any one entity. YPF is exempt from the limit on such grants under the Hydrocarbons Law. The National Directorate of Economy of Hydrocarbons (Dirección Nacional de Economía de los Hidrocarburos), applying a restrictive interpretation of Section 25 and 34 of Law 17,319, has objected to the award of new exploration permits and production concessions in which YPF has a 100% interest. If such limit is applied in the future, it may affect YPF’s ability to acquire 100% of new exploration permits and/or exploitation concessions.

2.3.2.3	Security Zones Legislation

Argentine law restricts the ability of non-Argentine companies to own real estate, oil concessions or mineral rights located within, or with respect to areas defined as, security zones (principally border areas). Prior approval of the Argentine government may be required:

•	for non-Argentine shareholders to acquire control of YPF or

•
if and when the majority of the shares of YPF belong to non-Argentine shareholders, for any additional acquisition of real estate, mineral rights, oil or other Argentine government concessions located within, or with respect to, security zones. Because approval of Class A shares is required for a change in control of YPF under its by-laws, and approval of the national executive or provincial governments is required for the grant or transfer of oil concessions, Repsol YPF believes that possible additional requirements under the security zone legislation will not have a significant impact on its operations.

Back to Contents

2.3.2.4	Natural Gas

In June 1992, Law No. 24,076, referred to as the Natural Gas Law, was passed providing for the privatization of Gas del Estado and the deregulation of the price of natural gas. Since January 1, 1994, natural gas prices received by producers have been deregulated.

To effect the privatization of Gas del Estado, the five main trunk lines of the gas transmission system were divided into two systems principally on a geographical basis (the northern and the southern trunk pipeline systems). This is designed to give both systems access to gas sources and to the main centers of demand in and around Buenos Aires. These systems were transferred into two new transportation companies. The Gas del Estado distribution system was divided into eight regional distribution companies, including two distribution companies serving the greater Buenos Aires area. Shares of each of the transportation and distribution companies were sold to consortiums of private bidders. Likewise, in 1997, a distribution license for the Provinces of Chaco, Formosa, Entre Ríos, Corrientes and Misiones was granted to private bidders.

The regulatory structure for the natural gas industry creates an open-access system, under which gas producers such as YPF will have open access to future available capacity on transmission and distribution systems on a non-discriminatory basis.

New cross-border gas pipelines have been built to interconnect Argentina, Chile, Brazil and Uruguay and producers such as YPF are currently exporting natural gas to the Chilean and Brazilian markets. Exports of natural gas require prior approval by the Secretary of Energy. In 2001, Resolution No. 131/01 was passed by the Secretary of Energy to expedite the issuance of authorizations for natural gas exports. Decree No. 689/02 established an exception to the public emergency laws and regulations, providing that the prices of long-term natural gas sale agreements executed before the enactment of the Decree and denominated in US dollars, will not be converted into pesos (Ps.1 = US$1) when the natural gas is exported to third countries.

2.3.2.5	Transportation

The Hydrocarbons Law permits the national executive to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. Holders of production concessions are entitled to receive a transportation concession for their production. The term of a transportation concession may be extended for an additional 10-year term upon application to the executive branch. The holder of a transportation concession has the right to:

•	transport oil, gas and petroleum products

•
construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available, and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Secretary of Energy. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime under the Natural Gas Law, under which concessions for transportation and distribution of natural gas also may be granted. The Privatization Law granted YPF a 35-year transportation concession with respect to the pipelines ope rated by YPF at that time.

2.3.2.6	Refining

Crude oil refining activities conducted by oil producers or others are subject to Argentine government registration requirements and safety and environmental regulations, as well as to provincial environmental legislation and municipal health and safety inspections. Registration in the registry of oil companies maintained by the Secretary of Energy also is required to operate a refinery in Argentina. The refineries

Back to Contents

operated by Repsol YPF are so registered. Registration is granted on the basis of general financial and technical standards.

2.3.2.7	Market Regulation

Under the Hydrocarbons Law and the Oil Deregulation Decrees, holders of production concessions have the right to produce and own oil and gas and are allowed to dispose of such production in the market without restriction. In 2002, Decree No. 867/02 declared a temporary emergency for the provision of hydrocarbons within Argentina for the period May through September 2002, and authorized the Secretary of Energy to establish the volume of crude oil and LPG to be sold in the domestic market until September 30, 2002. Moreover, Resolutions 140/02 and 166/02 (both derogated) established for the period June through September 2002 a percentage ceiling on crude oil exports. At present YPF, as well as private companies producing oil and gas under service contracts with YPF, following conversion of such contracts to concessions, may sell their production in domestic or export markets, and refiners may obtain crude oil from suppliers within or outside Argentina.

The Hydrocarbons Law authorizes the national executive to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the national executive finds domestic production to be insufficient to satisfy domestic demand. If the national executive restricts the export of oil and petroleum products or the free disposition of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price:

•	in the case of crude oil and petroleum products, not lower than that of similar imported crude oil and petroleum products and,

•	in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, 34API.

Resolution No. 85/2003 of the Secretary of Energy ratified the agreement subscribed between crude oil producers including YPF, and refiners for the stability of the price of crude oil, gasoline and gas oil. This agreement provides that during the first quarter of 2003, the crude oil forwarded to the refineries by producers shall be invoiced and paid based on a WTI crude oil reference price of US$28.50 per barrel. The difference between this reference price and the actual WTI crude oil price, will be assigned to an “adjustment of price account” and the producer will receive the difference between the reference price and the actual WTI price from the moment that the actual WTI price falls below the reference price. The amounts assigned to the adjustment of price account will yield an annual interest rate equal to the higher of (i) LIBOR plus 2% or (ii) 8% per year. Crude oil sale agreements effective or to be entered into between January and March o f 2003 shall incorporate an additional clause reflecting this mechanism. This clause will be reviewed on a monthly basis and may be terminated by any party if (i) the peso exchange rate depreciates below Ps.3.65=US$1 (Banco de la Nación Argentina seller quotation), (ii) WTI crude oil prices exceed US$35 per barrel for 10 consecutive quotation days, (iii) WTI crude oil prices fall below US$22 per barrel for 10 consecutive quotation days or (iv) taxes and/or export duties applicable to oil producers are increased.

On February 25, 2003 oil producers and refiners entered into a supplementary agreement to the agreement for the stability of the price of crude oil, gasoline and gas oil. The parties to this supplementary agreement agreed to extend the agreement for the stability of the crude oil, gasoline and gas oil until March 31, 2003 and to fix a maximum WTI reference price of US$36 per barrel in any agreement for the delivery of crude oil to the local market entered into between oil producers and refiners until March 31, 2003.

2.3.2.8	Taxation

Holders of exploration permits and production concessions are subject to federal, provincial and municipal taxes and regular customs duties on imports. The Hydrocarbons Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels. Holders of exploration permits and production concessions must pay an annual surface tax based on the area held. In addition, “net profit” (as defined in the Hydrocarbons Law) of holders of permits or concessions accruing from activity as such holders is subject to a special 55% income tax. This tax has never been applied. Each permit or concession granted to an entity other than YPF has provided that the holder thereof is subject instead to the general Argentine tax regime, and a decree of the national executive provides that YPF also is subject instead to the general Argentine tax regime.

Back to Contents

Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23.966 established a volume-based tax on transfers of certain types of fuel, replacing the prior fuel tax regime which was based on the regulated price.

In compliance with the provisions of the Public Emergency and Foreign Exchange System Reform Law, the Argentine government imposed (via the Executive Decrees Nos. 310/2002 and 809/2002) customs duties on the export of crude oil at a rate of 20%, and certain products derived from crude oil and LPG at a rate of 5%.

2.3.2.9	Antitrust Agreement

On June 16, 1999, the Argentine Ministry of Economy and Public Works delivered a letter to Repsol YPF setting forth a series of obligations that Repsol YPF would be required to assume in the event that Repsol YPF acquires a majority of the share capital of YPF. Repsol YPF has, in a letter dated June 17, 1999, accepted the Ministry’s requirements, which are described below:

•
Repsol YPF must instruct YPF not to renew specified contracts under which YPF purchases natural gas. Repsol YPF estimates that these contracts account for approximately 15% of the natural gas sold in Argentina by YPF and Repsol YPF in 1998.

•
By January 1, 2001, Repsol YPF was required to divest itself of Argentine refining capacity equal to 4% of total Argentine installed capacity at December 31, 1998 and of a number of service stations that account for a sales volume equivalent to that of Eg3 in 1998. Both of these requirements have been satisfied through the swap agreement closed with Petrobras. In addition to Eg3, the swap agreement encompasses other assets located in Argentina. Repsol YPF received assets in Brazil valued at approximately US$559 million (€625 million). See Section 2.2.2 “—Refining and Marketing.”

•	Until the gas contracts referred to above have expired, Repsol YPF may not participate in any new electricity generation project.

•	Repsol YPF must eliminate from YPF’s LPG export contracts any provision prohibiting reimportation by the buyer.

•
By December 1, 2002, Repsol YPF must reduce its share of the Argentine retail LPG market by 4%. Repsol YPF estimates that the combined Repsol YPF/YPF share of this market was approximately 38% at December 31, 1998.

•
During the period until December 1, 2002, Repsol YPF must pass on in the form of price reductions any benefits resulting from economies of scale in its Argentine LPG operations resulting from the YPF acquisition. Repsol YPF believes that these benefits will consist mainly of cost reductions, which could be passed directly to consumers.

On March 14, 2000, the Secretariat for the Defense of Competition and the Consumer of the Ministry of Economy (Secretaría de Defensa de la Competencia y del Consumidor del Ministerio de Economía) issued a press release stipulating the following series of guidelines establishing the manner in which Repsol YPF must meet its obligation under the June 16, 1999 letter of the Argentine Ministry of Economy and Public Works requiring that Repsol YPF dispose of refining assets and service stations in Argentina in connection with its acquisition of control of YPF:

(1)	Repsol YPF must make the required sale of service stations to a single purchaser.

(2)
The block of service stations and refining capacity to be sold must correspond to an equivalent of Repsol YPF’s share of the relevant geographical and product markets prior to its acquisition of YPF in 1999. The sale of the block of service stations must keep Repsol YPF’s market share at YPF’s pre-acquisition market share levels. Repsol YPF must transfer refining capacity sufficient to permit adequate supply of the block of service stations transferred.

Back to Contents

(3)
The entity acquiring the service stations and refining assets must have no agreements with Repsol YPF. In addition, Repsol YPF may not transfer the assets to any related entity or to an entity which has a market share greater than 10% for each of refining and service station activities in Argentina.

(4)
The Secretariat for the Defense of Competition and the Consumer may supervise Repsol YPF’s divestment of the specified assets. The Tribunal de Defensa de la Competencia will have the authority to review Repsol YPF’s disposal of the specified refining assets and service stations.

Repsol YPF met all of the above requirements upon execution of the asset swap agreement entered into with Petrobras in December 2001.

Repsol YPF believes that the acquisition of YPF will not be subject to further antitrust scrutiny in Argentina under existing law. However, the Ministry has not stated that there will be no further antitrust scrutiny and no assurances can be given that Repsol YPF will not be required to accept additional undertakings or other measures intended to address any perceived anti-competitive effects of the YPF acquisition.

2.3.2.10	Repatriation of Foreign Currency

Executive Decree No. 1589/89, relating to the Deregulation of the Upstream Oil Industry, allows YPF and other companies engaged in oil and gas production activities in Argentina to freely sell and dispose of the hydrocarbons they produce. Additionally, under Decree No.1589/89, YPF and other oil producers are entitled to keep out of Argentina up to 70% of foreign currency proceeds they receive from crude oil and gas sales, being required to repatriate the remaining 30% through the exchange markets of Argentina.

In July 2002, Argentina’s Attorney General issued an opinion (Dictamen 235) which would have effectively required YPF to liquidate 100% of its export receivables in Argentina, instead of the 30% provided in Decree No. 1589/89. The Attorney General’s opinion was based on the assumption that Decree No. 1589/89 had been superseded by other decrees (Decree No. 530/91 and 1606/01) issued by the government. Subsequent to this opinion, however, the government issued Decree No. 1912/02 ordering the Central Bank to apply the 70/ 30% regime. On December 5, 2002, representatives of the Central Bank, responding formally to an inquiry from the Argentine Bankers Association, stated that the Central Bank would apply the Attorney General’s opinion. On December 9, 2002, YPF filed a declaratory judgment action (Acción Declarativa de Certeza) before a federal court requesting the judge to clarify the uncertainty generated by the opinio n and statements of the Attorney General and the Central Bank, and requesting confirmation of YPF’s right to freely dispose of up to 70% of its export receivables. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF’s access to and use of 70% of the foreign exchange proceeds from its exports. Resolution of an appeal filed by the Central Bank and the Ministry of the Economy against this injunction is still pending before the Federal Court of Appeals, which will have to confirm or overturn the decision of the federal judge.

On December 27, 2002, the government issued Decree No. 2703/02, effective as of January 1, 2003, setting forth a minimum repatriation limit of 30% with respect to proceeds from the export of hydrocarbons and by-products, with the remaining portion freely disposable. However, when referring to the minimum repatriation limit of 30%, the decree only mentions the foreign exchange proceeds from freely disposable exports of crude oil and its by-products. Although the recitals and the first part of Section 1 of Decree No. 2703/02 mention natural gas and LPG as covered by this regime, there are no express references to natural gas or LPG in the rest of Section 1. However, taking into account the rights granted by Decree No. 1589/89, YPF applies this regime to the export of crude oil, LPG and natural gas. It is worth noting that the recitals of Decree No. 2703/02 restate the interpretation maintained by the Attorney General in the sense that Decree No. 1589/89 has been repealed by Decree Nos. 530/91 and 1606/01. This interpretation prompted the filing of the above-mentioned declaratory judgment action and, therefore, the issue will have to be resolved by the federal courts. Moreover, since Decree No. 2703/02 is effective as from January 1, 2003, and, in light of the Attorney General’s opinion, it is unclear whether hydrocarbon exporters would be required to repatriate the total amount of their 2002 export proceeds or whether the existing hydrocarbons regulatory framework will prevail, YPF has expanded the object of the declaratory judgment action before the federal court to request that the judge expressly state that Decree No. 530/91 did not derogate Decree No. 1589/89 and, thus, that the right of free disposal of export receivables was effective between issuance of Decree No. 1606/01 and Decree 2703/02. See Section 6.2 “Financial Information—Legal Proceedings—Argentina.”

Back to Contents

2.4	Description of Property

Most of Repsol YPF’s property, consisting of service stations, refineries, manufacturing facilities inventory, storage facilities and transportation facilities, is located in Spain and Argentina. Repsol YPF also has interests in crude oil and natural gas reserves. Most of these reserves are located outside of Spain, with most being located in Argentina.

There are several classes of property which Repsol YPF does not own in fee. Repsol YPF’s petroleum exploration and production rights are in general based on sovereign grants of a concession. Upon the expiration of the concession, the exploration and production assets of Repsol YPF associated with a particular property subject to the relevant concession revert to the sovereign. In addition, at December 31, 2002, Repsol YPF leased 2,124 service stations to third parties, 1,926 of which were located in Spain and 27 in Argentina, and 3,226 service stations are owned by third parties and operated under a supply contract with Repsol YPF for the distribution of Repsol YPF products, of which 782 were located in Spain and 1,776 in Argentina.

Law 34/1998 revoked the concessions held by Enagas and Gas Natural to operate Spain’s primary transport and distribution networks of natural gas pipelines and conveyed to Enagas and Gas Natural outright ownership of the networks. Under Law 34/1998, as amended by Royal Decree Law 6/2000, the government may not authorize new entrants into any distribution network area served by Gas Natural for the shorter of the remaining life of the former concession for that area or the time period remaining until January 1, 2005. There are, however, no limitations on entrants in areas served by the transport network.

2.5	Seasonality

Among Repsol YPF’s activities, its natural gas business has the most significant degree of seasonality in relation to climatological conditions, with increased activity in winter and decreased activity in summer in the Northern Hemisphere. Repsol YPF’s activities in Latin America, however, partially offset this effect as winters in the Southern Hemisphere coincide with summers in the Northern Hemisphere, thus reducing the seasonality effect on Repsol YPF’s natural gas business.

3.	Operating and Financial Review and Prospects

You should read the information in this section together with the Consolidated Financial Statements and the related notes included in this annual report. Repsol YPF prepares its Consolidated Financial Statements in accordance with Spanish GAAP, which differ in certain significant respects from U.S. GAAP. See Note 27 to the Consolidated Financial Statements.

Back to Contents

3.1	Summarized Income Statement
	Year Ended December 31,

	2002(1)	2001	2000

	(millions of euros)

Operating revenues	36,490	43,653	45,742
Operating expenses	(33,167)	(38,733)	(39,500)
Operating income	3,323	4,920	6,242
Extraordinary income (loss)	648	(777)	(419)
Amortization of goodwill	(300)	(323)	(270)
Interest income (expense), net	(786)	(1,352)	(1,300)
Equity in earnings of unconsolidated affiliates	(35)	35	72

Income before income tax and minority interest	2,850	2,503	4,325
Income tax	(564)	(988)	(1,408)
Minority interest	(334)	(490)	(488)

Net income	1,952	1,025	2,429

(1)
Pursuant to the shareholders agreement signed with La Caixa in January 2000, Repsol YPF consolidated 100% of the results of Gas Natural from 2000 to May 2002, when Repsol YPF began accounting for Gas Natural under the proportional integration method, reflecting its 24.04% ownership following the sale by Repsol YPF of a 23% interest in Gas Natural. In 2001 and 2002, Gas Natural represented 12.94% and 8.42% of Repsol YPF operating revenues and 20.29% and 18.45% of Repsol YPF operating income, respectively.

3.2	Factors Affecting Repsol YPF’s Consolidated Results of Operations

3.2.1	Main Factors

Crude Oil Prices. Changes in Brent crude oil benchmark prices significantly affect Repsol YPF’s earnings. In 2002, exploration and production activities represented approximately 54% of Repsol YPF’s operating income, compared to 52% in 2001. Per barrel Brent crude oil benchmark prices averaged US$25.02 in 2002, US$24.44 in 2001 and US$28.39 in 2000. Higher crude oil prices generally have a positive effect on Repsol YPF’s results of operations as our upstream exploration and production businesses benefit from the resulting increases in prices realized from production. Lower crude oil prices have a negative effect on the results of exploration and production by reducing the economic recoverability of discovered reserves and the prices realized from production. See Section 9 “Quantitative and Qualitative Disclosure About Market Risk.”

The effect of changes in the price of crude oil and other raw materials on chemicals, refining, marketing and gas margins depends on the speed with which petroleum products and LPG prices charged by Repsol YPF are revised to reflect such changes.

Prices for LPG and Natural Gas in Spain. Prices for LPG in Spain are subject to maximum selling price formulas which are established by the Spanish government. In October 2000, the Spanish Ministry of Economy enacted a new maximum price formula for bottled LPG exceeding 8 kgs which takes into account, among other factors, international prices of LPG during the year prior to each adjustment, which takes place every April and October. In 2002, the average selling price for bottled LPG in Spain, which includes home delivery, was approximately 50% lower than the average selling price elsewhere in Europe, which does not include home delivery. See Section 2.3.1.2 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—LPG.”

The natural gas market in Spain has been progressively liberalized. Natural gas prices in the regulated market are subject to a system of price ceilings, which determines maximum prices of natural gas mainly on the basis of the cost of raw materials and transmission and distribution costs. See Section 2.3.1.3 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas.”

Back to Contents

Natural Gas in Spain. The Spanish market for gas activities is becoming increasingly competitive. Since October 1999, the Spanish government has granted operating licenses for natural gas marketing to approximately 30 new competitors of Repsol YPF. Law 34/1998 also established third-party access rights for “qualified consumers”, sellers and transporters to use Enagas’ and Gas Natural’s facilities for the receipt, storage and transportation of natural gas on a nondiscriminatory and transparent basis, subject to tariffs that receive regulatory approval. Royal Decree Laws 6/1999 and 6/2000 have accelerated the entry of new competitors in the Spanish natural gas distribution and supply markets, by reducing the minimum consumption standard that consumers must meet to become “qualified consumers” and, thus, be able to freely choose their natural gas supplier. These consumption standards have been gradually eliminated and, since Jan uary 1, 2003, all consumers may freely chose supplier. During 2002, sales in this liberalized market were approximately 11.6 billion cubic meters, representing 55% of total natural gas sales in Spain. See Section 2.3.1.3 “Information Repsol YPF Regulation of the Petroleum Industry—Spain—Natural Gas.”

3.2.2	Argentina

Repsol YPF’s results of operations in 2002 and 2001 have been adversely affected by the Argentine crisis, in particular by losses resulting from the devaluation of the peso and the decline in the value of its assets in Argentina as a consequence of the Argentine government’s measures to address the crisis affecting the oil industry. See Section 2.3.2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Argentina.”

These factors resulted in a decline of Repsol YPF’s net income for 2002 and 2001 of €188 million and €957 million, respectively. The main items, before taxes, in this decline in 2002 net income were exchange rate losses of €134 million and losses from Argentine consolidated subsidiaries amounting to €126 million. The main items, before taxes, in the decline of 2001 net income were impairment charges for the write-down of fixed assets of €653 million, provisions for bad and doubtful debts of €251 million and exchange rate losses of €189 million. Exchange rate losses reflect the impact of exchange rate differences on dollar-denominated financings of peso-denominated assets in Argentina.

The main impact of the Argentine crisis in 2002 has been on Repsol YPF’s Exploration and Production due to a 45% decline in 2002 gas realization prices resulting from the pesification of gas prices, a 10% price discount for domestic sales of crude oil relative to international prices and the 20% export tax on crude oil. These negative effects were partially offset by the pesification of part of the operating costs in Argentina.

The main negative impact of the Argentine crisis on Repsol YPF’s 2002 Refining and Marketing activities was due to the time lag in passing the effects of the peso devaluation through to consumers. This was largely offset by the pesification of part of the operating costs of Refining and Marketing in Argentina.

Repsol YPF’s Gas and Electricity operations suffered operating losses from subsidiaries that provide regulated services in pesos.

3.2.3	Critical Accounting Policies

3.2.3.1	Basis of Presentation of Repsol YPF’s Consolidated Financial Statements

Repsol YPF prepares its consolidated financial statements from its accounting records and those of the companies composing the Repsol YPF Group (the “Group”), which are presented in accordance with current legislation, the Spanish Corporations Law, accounting principles generally accepted in Spain (“Spanish GAAP”) and consolidation regulations and, accordingly, give a true and fair view of the Repsol YPF Group’s shareholders’ equity, financial position and results of operations.

The primary financial statements of Repsol YPF are those presented under Spanish GAAP. Such standards differ in certain material aspects from the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Differences between Spanish GAAP and U.S. GAAP and their effect on consolidated net income for each of the years 2002, 2001 and 2000 and on consolidated shareholders’ equity as of December 31, 2002 and 2001, are presented in Note 27 to the Consolidated Financial Statements.

Back to Contents

The preparation of the financial statements in conformity with Spanish GAAP as well as the additional note on differences between Spanish GAAP and U.S. GAAP and other required disclosures, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.2.3.2	International Accounting Standards

In June 2002 the European Union Council of Ministers adopted a regulation which will require the Repsol YPF Group to prepare its primary consolidated financial statements in accordance with International Accounting Standards (IAS) beginning January 1, 2005 with restatement of prior periods presented or as an adjustment of the opening balance of retained earnings. IAS differ in several respects from Spanish GAAP and U.S. GAAP. In addition, significant revisions to International Financial Reporting Standards (IFRS) are currently being contemplated and others may be adopted prior to January 1, 2005. Repsol YPF has not yet assessed the effects of adopting IAS in respect of its Spanish GAAP consolidated financial statements.

3.2.3.3	Critical Accounting Policies relating to the Primary Financial Statements

The accounting principles and areas that require the most significant judgments and estimates to be used in the preparation of the consolidated financial statements are: (i) oil and natural gas reserves; (ii) goodwill arising in business combinations; and (iii) provisions for contingencies and environmental liabilities. The following summary provides further information about the critical accounting policies and the judgments that are made in the application of those policies.

Oil and gas reserves

Repsol YPF prepares its assumptions and estimates taking into consideration the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the U.S. Financial Accounting Standards Board. In accordance with these rules, proved oil and gas reserves are the estimated quantities of crude oil, natural gas and liquids related to natural gas which geological and engineering data demonstrates with reasonable certainty that can be extracted from known fields in future years under existing economic and operating conditions, such as prices and costs as of the date of the estimates. Prices include consideration of changes in existing prices only by contractual arrangements, but not of escalations based upon future conditions. In order to estimate its proved reserves, Repsol YPF prepares internal studies and uses, to a certain extent, reports of independent engineers.

Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods and current economic conditions as of each balance sheet date. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

Unproved reserves are those with less than reasonable certainty of recoverability and are classified as either probable or possible.

Back to Contents

Repsol YPF follows the successful efforts method of accounting for its oil and gas activities, whereby exploration costs, excluding drilling costs, are charged to income as they are incurred. Drilling costs are capitalized until it is known whether the prospective well is commercially exploitable, in which case they are reclassified to “Investments in areas with oil reserves”. Otherwise they are expensed when the wells are determined to be unproductive. The amounts recorded under the caption “Investments in areas with oil reserves” are depreciated as follows:

•	Investments relating to acquisitions of proved reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved field reserves.

•	Investments relating to unproved reserves are evaluated annually, and impairments, if any, are recognized with a charge to period income.

•
The costs of drilling and the subsequent investments made to develop and extract the oil and gas reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved developed field reserves.

Therefore, the Repsol YPF’s management must make reasonable and supportable assumptions and estimates with respect to (i) the market value of reserves, (ii) oil fields’ production profiles, (iii) future investments and their amortization, taxes and costs of extraction and (iv) appropriate risk factors for unproved reserves and other factors. Such assumptions and estimates have a significant impact on calculations in accordance with the unit of production method and evaluating the impairment of fixed assets (oil and gas investments). As such, any change in the variables used to prepare such assumptions and estimates may have, as a consequence, a significant effect in both the depreciation and the impairment tests on investments in areas with oil reserves.

Depreciation. Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves are treated prospectively by amortizing the remaining book value of the assets over the future expected production. In 2002, 2001 and 2000 Repsol YPF recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to €1,322 million, €1,456 million and €1,385 million, respectively. If proved reserves estimates are revised downward, net income could be negatively affected by higher depreciation expense.

Repsol YPF uses this accounting policy instead of the full cost method because it provides for a more accurate recognition of the success or failure of the exploration and production activities on a field by field basis. If the full cost method were used all costs would be capitalized and depreciated and an impairment test could be performed on an entire country basis.

Impairment. Oil and gas producing properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Repsol YPF compares the market value or, if appropriate, the discounted estimated future cash flows from its proved and unproved reserves (the latter of which are subject to a risk factor) in each field owned at the year end with the net book value of the assets relating thereto. Expected future cash flows from the sale or production of reserves are calculated considering crude oil prices based on a combination of market forward quotes and standard long term projections. The discounted values of cash flows are determined using a reasonable and supportable discount rate based on standard WACC-CAPM (weighted average cost of capital — capital asset pricing model) assumptions including, if appropriate, a risk premium related to this kind of asset. The estimated cash flows are based on the future levels of production, the future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.

Charges for impairment are recognized in Repsol YPF’s results from time to time as a result of, among other factors, adverse changes in the recoverable reserves from oil and natural gas fields, and economic regulatory climates in certain countries. In 2002, 2001 and 2000 Repsol YPF recorded provisions for impairments of fixed assets amounting to €410 million, €655 million and €50 million, respectively. If proved reserves estimates were revised downward, net income could be negatively affected by higher impairment charge on the property’s book value.

Back to Contents

Dismantling of oil and gas fields. Repsol YPF makes provisions for the future dismantling of oil and natural gas facilities at the end of their economic lifes. The estimated costs of dismantling and removing these facilities are accrued during the economic life of the field based on the estimated dismantling cost and the ratio of annual production to proved reserves. These removal costs are based on management’s best estimate of the time that the event will occur and the assertion of costs to be met with the removal of the asset. Asset removal technologies and costs, as well as political, environmental, safety and public expectations, are constantly changing. Consequently, the timing and future cost of dismantling are subject to significant modification. The timing and the amount of future expenditures of dismantling are reviewed annually. As such, any change in variables used to prepare such assumptions and estimates can have, as a consequence, a significant effect in provisions and charges related to the dismantling of oil and gas fields.

Goodwill

This caption relates to the positive difference between the amount paid to acquire subsidiaries and equity investees and their underlying book values at the acquisition date, adjusted, when appropriate, by the specific fair value of the acquired assets and liabilities. Goodwill is amortized over the period in which the investments is expected to be recovered, up to a maximum of 20 years.

Repsol YPF annually analyzes goodwill for potential impairment based on estimates of the fair value of subsidiary/investee. If the fair value is lower than book value including goodwill, Repsol YPF records an impairment charge. Fair value estimates may take into consideration certain hypothesis such as discount rates, future cash flows, etc. Accordingly, any change in the variables used to prepare such assumptions and estimates may have a significant impact on the fair value estimated and thus in the goodwill impairment recorded in respect of each analyzed subsidiaries/investees.

Provisions for contingencies and environmental liabilities

Litigation and other contingencies. Claims for damages have been made against Repsol YPF and certain of its consolidated subsidiaries in pending lawsuits and tax disputes. The general guidance provided by Spanish GAAP requires that liabilities for contingencies should be recorded when it is probable that the liability or obligation may give rise to an indemnity or payment. Significant judgment by management is required to comply with this guidance taking into consideration all the relevant facts and circumstances. See Note 14 to the Consolidated Financial Statements. The final costs arising from the settlement of the claims and litigation may vary from estimates based on differing interpretations of laws, opinions and final assessments on the amount of damages. As such, changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have, as a consequence, a significant effect on the amount of provisions for contingencies recorded.

Environmental costs. Repsol YPF makes judgments and estimates in recording costs and establishing provisions for environmental clean up and remediation costs which are based on current information regarding costs and expected plans for remediation. For environmental provisions costs can differ from estimates because of changes in laws and regulations, discovery and analysis of site conditions and changes in clean up technology.

As such, any change on the facts or circumstances related to these types of provisions, as well as changes in laws and regulations, can have, as a consequence, a significant effect on our provisions for these costs. The provision for environmental liabilities is reviewed annually. As of December 31, 2002 and 2001 the provisions for environmental liabilities amounted to €111 million and €141 million, respectively. See Note 22 to the Consolidated Financial Statements.

3.2.3.4	Critical Accounting Policies Relating to the Reconciliation to U.S. GAAP

In addition to the critical accounting policies relating to the primary financial statements, below is an additional critical accounting policy relating to the reconciliation to U.S. GAAP, since in applying U.S. GAAP, Repsol YPF is required to make different assumptions that involve uncertain matters.

Back to Contents

Derivatives and Hedging Activities

Under U.S. GAAP, Repsol YPF records all derivatives including certain derivatives embedded in contracts, whether designated in hedging relationships or not, at fair value in accordance with SFAS No. 133. On the initial application of this accounting standard, January 1, 2001, the difference between a derivative’s previous carrying amount and its fair value was reported as a transition adjustment in net income or other comprehensive income (“OCI”), as appropriate, as the cumulative effect of a change in accounting principle. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCI and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in earnings.

Recording derivatives at fair value is applied within the context of an overall valuation framework. When available, quoted market prices are used to record a contract’s fair value. However, market values for some contracts may not be readily determinable because the duration of a contract exceeds the liquid activity in a particular market or due to other particular circumstances. If no active trading market exists for a contract, holders of these contracts must calculate fair value using internally developed valuation techniques or models. Key components used in these valuation techniques include price curves, volatility, correlation, interest rates and tenor. Of these components, volatility and correlation are the most subjective. Internally developed valuation techniques include the use of interpolation, extrapolation and fundamental analysis in the calculation of a contract’s fair value.

While Repsol YPF uses common industry practices to develop its valuation techniques, changes in Repsol YPF’s pricing methodologies or the underlying assumptions could result in significantly different fair values and income/OCI recognition.

3.3	U.S. GAAP Reconciliation

Spanish GAAP differ in some respects from U.S. GAAP. For a more detailed discussion of the most significant differences between Spanish GAAP and U.S. GAAP please refer to Note 27 to the Consolidated Financial Statements, which includes a reconciliation of net income and shareholders’ equity from Spanish GAAP to U.S. GAAP and certain additional disclosures which are required under U.S. GAAP.

3.3.1	Adjustments to Net Income and Shareholders’ Equity

In the case of the Repsol YPF Group, the main differences between U.S. GAAP and Spanish GAAP affecting our net income in 2002, 2001 and 2000 and shareholders’ equity at December 31, 2002 and 2001 relate to:

•	reversals and impairments of goodwill and other intangible assets

•	legal restatements of property, plant and equipment

•	goodwill and the amortization of the goodwill arisen on certain business combinations

•	the timing of the accounting treatment of the devaluation of the Argentine peso

•	the treatment of pre-acquisition contingencies related to the purchase of YPF

•	the treatment of exchange tender offers

•	derivative instruments and hedging activities

•	the treatment of accumulated translation differences upon sale of an investment.

Back to Contents

•	the treatment of the Andina asset swap

•	the treatment of YPF’s functional currency

•	adjustments relating to Repsol YPF’s equity investees

•	the recognition of deferred tax assets and liabilities

Net income under Spanish GAAP in 2002 and 2001 was €1,952 million and €1,025 million, respectively, whereas net income under U.S. GAAP for 2002 and 2001 was €1,286 million and €980 million, respectively. Shareholders’ equity under Spanish GAAP at December 31, 2002 and 2001 was €13,586 million and €14,538 million, respectively, whereas shareholders’ equity under U.S. GAAP at December 31, 2002 and 2001 was €12,947 million and €13,717 million, respectively.

The most significant item reducing our net income and shareholders’ equity in 2002 under U.S. GAAP relates to impairments of goodwill and reversals of goodwill amortization. Effective January 1, 2002, Repsol YPF adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill is no longer amortized over its estimated useful life, but is instead tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level.

Repsol YPF performed the transitional goodwill impairment test required by SFAS No. 142 as of January 1, 2002 and the annual goodwill impairment test as of December 31, 2002. Fair value of the reporting units for which goodwill has been assigned was determined based on income and market approaches. As a result of these analyses, Repsol YPF has recorded an impairment loss of €1,215 million as of January 1, 2002 in respect of the US GAAP carrying value of the goodwill assigned to the Refining, LPG, Chemicals and Natural Gas and Electricity reporting units, which was recorded as a cumulative effect of a change in accounting principle. The analysis of the annual goodwill impairment test did not result in any impairment loss on goodwill as of December 31, 2002. The above impairment loss reduced our net income for 2002 under U.S. GAAP by the same amount and resulted in a reduction in shareholders’ equity at December 31, 2002 under U.S. GAAP of €1,093 million. Applying SFAS No. 142 also resulted in the elimination under U.S. GAAP of all goodwill amortization recorded in 2002 under Spanish GAAP for consolidated entities and entities carried by the equity method. See Note 27.4.5 to the Consolidated Financial Statements.

3.3.2	Classification Differences and Other

Almost all extraordinary revenues and expenses recorded by Repsol YPF under Spanish GAAP would be recorded as operating revenues or expenses under U.S. GAAP. This classification difference has no impact on net income.

In 2002, 2001 and 2000 certain affiliates of Repsol YPF have been consolidated using the proportional integration method. Under U.S. GAAP these entities would be accounted for under the equity method. This difference has no effect on net income or shareholders’ equity but impacts different items of the balance sheet and the income statement.

Under U.S. GAAP, a deferred tax liability has been recorded in accordance with the requirements of SFAS 109 for the difference between the assigned value and the tax base of the oil and gas properties acquired in certain purchase business combinations. Recognition of this deferred tax liability increases the financial reporting basis of such oil and gas properties by the same amount.

Under Spanish GAAP, some of the variable interest entities that Repsol YPF participates in are not consolidated. Under U.S. GAAP these entities would be fully consolidated. This difference has no effect on net income or shareholders’ equity but impacts different items of the balance sheet and the income statement.

Under Spanish GAAP, Repsol YPF has recorded leased fixed assets as intangible assets. In addition, interest on capital leases are included together with the related debt, with the unamortized portion being included as a deferred charge. Under U.S. GAAP, leased fixed assets are shown on the balance sheet as tangible assets. In addition, under U.S. GAAP the capitalized asset and obligation should be recorded at the net present value of the minimum lease payments at the outset of the lease. Interest should be charged each period, but the total amount of interest to be paid should not be recorded on the balance sheet. This difference has no effect on net income or shareholders’ equity but impacts different items of the balance sheet and the income statement.

3.4	Overview of Consolidated Results of Operations

Net Income

Net income for 2002 was €1,952 million, a 90.4% increase compared to 2001. Net income per share went from €0.84 in 2001 to €1.60 in 2002.

Results for 2002 were affected, apart from the crisis in Argentina, by the steady increase in reference crude oil prices, influenced by the restrictions on OPEC supplies, fears of war and by the prolonged crisis in Venezuela. In Spain, refining margins continued to narrow and marketing margins reflected historical levels. Argentina refining and marketing margins experienced a significant improvement during 2002, after passing on to retail sale prices the increases in crude oil prices and due to the effect of the peso devaluation. Chemicals average international margins reached similar levels to 2001, with growing international margins from January to September and declining margins in the fourth quarter of the year as a result of weakened demand caused by the economic uncertainty. Gas and Electricity operations were impacted by important changes in the scope of the consolidation method and the economic crisis in Argentina. The sale of 23% of Gas Natural and 29.67% of CLH had a significant positive impact on 2002 net income.

Back to Contents

Net income for 2001 was €1,025 million, a 57.8% decrease compared to 2000. Net income per share went from €2.03 in 2000 to €0.84 in 2001.

Repsol YPF’s results for 2001 were affected by the situation in Argentina and by a significant decrease in benchmark crude oil prices. Refining margins also followed a downward trend throughout the year, particularly in Spain. Commercial margins, however, maintained normal levels after the decrease shown during 2000. Chemicals’ results for 2001 were affected by weaker international margins in a low-cycle environment. Finally, Gas and Electricity’s results for 2001 continued to grow, thanks mainly to the increase in sales in the residential and commercial segments, both because of a larger client base and the lower temperatures during 2001 as compared to the previous year.

Repsol YPF has made adjustments to net income before taxes and minority interests of €1,288 million as a consequence of the crisis in Argentina.

Operating Revenues

Operating revenues in 2002 were €36,490 million, a 16.4% decrease from €43,653 million for 2001. This decrease principally reflects the pesification of gas contracts in Argentina and one of the lowest refining margins in the last decade. This decrease was partially offset by higher sales volumes of natural gas, especially in Spain. Operating revenues continued to be affected by the economic crisis in Argentina, which generally affected all of our business lines.

Operating revenues in 2001 were €43,653 million, a 4.6% decrease compared to 2000 figures. Operating revenues in 2001 were mainly affected by lower international crude oil prices, which also negatively impacted refined products prices. This decrease in prices was partially offset by higher sales volumes of LPG in Latin America and natural gas in Spain. Operating revenues were also affected by the economic crisis in Argentina, which generally affected all of our business lines due to a contraction in demand.

Operating Income

Operating income in 2002 was €3,323 million as compared to €4,920 million in 2001. Operating income was negatively affected in 2002 by declining refining margins, the effect of the Argentine crisis and the deconsolidation of Gas Natural. Oil and gas realization prices decreased reflecting the higher proportion of heavy crudes in our production as a consequence of the sale of assets in Indonesia and the higher proportion of gas in our production. Operating income was also negatively affected by the deconsolidation of CLH and the sale of assets in Indonesia. The decrease in 2002 operating income was partially offset by the reclassification of €150 million of taxes paid in Dubai and Algeria from operating expenses to income tax expense.

Operating income for 2001 was €4,920 million, a 21.2% decrease compared to 2000. Operating income decreased in part due to provisions of €251 million for contingencies related to uncollectible accounts in Argentina. Operating income, in particular from Exploration and Production, was significantly affected by the drop in crude oil prices. Operating income was also affected by decreased refining margins in Spain, while Chemicals was impacted by an environment of low prices and deceleration of demand typical of a low cycle, which resulted in losses for this business line in 2001. These negative effects were partially offset by an improvement in the marketing margins in Spain, the good performance of the operations in Latin America outside of Argentina, cost savings, improved refining margins in Latin America and an important contribution from gas activities in Spain, where sales volumes showed an significant increase in the residential and commercial markets.

Extraordinary Income (Loss)

In 2002, net extraordinary income increased to €648 million compared to net extraordinary losses of €777 million in 2001. Extraordinary income for 2002 includes capital gains realized from the sale of 23% of Gas Natural (€1,097 million), 29.67% of CLH (€293 million), and Repsol YPF’s proportional share in capital gains from the sale by Gas Natural of 59.1% of Enagas (€97 million) and 13.25% of Gas Natural México (€105 million). Main expenses in this item include provisions relating to exploration and production assets mainly in Mene Grande (Venezuela) and Aguarague (Argentina) (€410 million), provisions to cover labor force adjustments (€54 million), environmental and litigation provisions (€44 million) and provisions for pensions and similar contingencies relating to a U.S. affiliate (€41 million).

Back to Contents

In 2001, net extraordinary losses increased to €777 million compared to extraordinary losses of €419 million in 2000. The main components of this expense were a €821 million provision relating to the effects of the situation in Argentina, €103 million expense from labor force restructuring and €302 million income from financial and fixed assets disposals. For a detailed discussion of extraordinary income (loss), see Section 3.6 “—Extraordinary Income (Loss)” below.

Amortization of Goodwill

Goodwill amortization in 2002 decreased by 7.1% to €300 million from €323 million in 2001, mainly reflecting the lower amortization in euros of part of YPF’s goodwill denominated in pesos. The decrease was partially offset by the accelerated amortization during 2002 of goodwill generated by Gas Natural’s interests in the Colombian and Brazilian affiliates purchased in 2002 (€79 million), following the Gas Natural amortization method.

Goodwill amortization in 2001 increased 19.6% to €323 million from €270 million in 2000. This increase is mainly due to the increase in YPF’s amortization (€29 million) and the amortization for the first time in the fourth quarter of the goodwill generated from the acquisition of the REFAP refinery (€18 million), as well as goodwill amortization from the acquisition of Lipigas (€6 million).

Due to the devaluation of the peso caused by the crisis in Argentina, the pure goodwill resulting from the acquisition of YPF in 1999, relating to the business lines with peso functional currency, has been reduced during 2001 by €616 million, decreasing total unassigned goodwill to €3,422 million. See Section 3.2.3.3 “—Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies—Critical Accounting Policies relating to the Primary Financial Statements—Goodwill” above.

Interest Income and Expense

Net interest expense in 2002 decreased 41.9% to €786 million from €1,352 million in 2001. This decrease reflects the reduction of the average interest rate paid in the last year and the significant reduction of Repsol YPF’s debt. Average debt in 2002 decreased to11,901 million from €19,056 million in 2001. Net interest expense include losses of €134 million, related to the impact of exchange rate differences on dollar-denominated financings of peso-denominated assets in Argentina, partially offset by €86 million of foreign currency gains relating to commercial transactions.

Net interest expense in 2001 increased 4% to €1,352 million, from €1,300 million in 2000. These expenses reflect €189 million from exchange rate differences on dollar-denominated financing of peso-denominated assets in Argentina as well as other foreign currency losses of €72 million relating to commercial transactions. Average interest rate expense paid in 2001 was 6.18%, compared to 7.4% in 2000. Average debt in 2001 increased to €19,056 million from €18,702 million in 2000. Foreign currency losses in 2001 were261 million, compared to €41 million in 2000, reflecting a €189 million provision due to the situation in Argentina.

Back to Contents

Equity in Earnings of Unconsolidated Companies

Equity losses in unconsolidated affiliates for 2002 was €35 million, compared to earnings of €35 million in 2001 and €72 million in 2000. The table below provides detailed information about equity earnings of unconsolidated companies in 2002, 2001 and 2000.

	2002	2001	2000

	(millions of euros)
Affiliate Company
Oldelval, S.A.	15.1	10.4	15.4
Termap, S.A.	3.4	8.9	4.2
REFAP(1)	—	25.2	—
CLH(2)	18.4	—	—
PBBPolisur	(37.5)	(24.1)	(1.4)
Petroken(2)	10.5	—	—
Electricidad Argentina, S.A. (EASA)(3)	—	—	5.2
Inversora Dock Sud, S.A.	(64.8)	(31.1)	(0.5)
Gas Argentino, S.A. (GASA)(2)	(18.9)	—	—
Atlantic LNG	19.6	19.7	24.7
Enagas(2)	5.5	—	—
Gas de Aragón	3.0	5.0	4.9
Gas de Euskadi	3.5	4.7	6.1
Oleoducto Transandino (Chile)	3.0	2.1	3.0
Oleoducto Transandino (Argentina)	1.1	3.7	2.1
Other	3.0	11.0	8.3

Total	(35.1)	35.5	72.0

(1)	During 2002 this affiliate was accounted for under the proportional integration method. Repsol YPF received its interest in this affiliate in 2001 in connection with the Petrobras assets swap.
(2)	During 2002 this affiliate was consolidated for the first time by the equity method.
(3)	This affiliate was sold during 2001.

Taxes

Repsol YPF’s effective tax rate in 2002 was 19.79%, compared to 39.5% in 2001 and 32.5% in 2000. The decrease in 2002 was primarily due to the lower tax rate on the capital gains arising from the sale of interests in Gas Natural, CLH and Enagas during 2002 due to the reinvestment of the proceeds of such sales. The effective tax rate also declined due to deductions available in Argentina related to losses resulting from applying the new exchange rate in that country to foreign currency asset and liability positions as of January 6, 2002 following the abrogation of the dollar-peso convertibility law. Income tax for the year 2002 includes €150 million from taxes paid in Dubai and Algeria. In 2001, taxes paid in Dubai and Algeria, which amounted to €189 million, were reported as an operating expense. Since the first quarter of 2002, taxes paid in Dubai and Algeria have been reclassified and are recorded as a tax expense instead of an operating expense.

Minority Interest

Income attributable to minority shareholders in 2002 amounted to €334 million compared to €490 million in 2001 and €488 million in 2000. The variation in 2002 mainly reflects the exclusion of minority interests in Gas Natural and CLH in 2002 after the change in the consolidation method at the end of May 2002 and December 2001, respectively, and the incorporation in 2002 of dividends from preference shares issued in May and December 2001. See Note 1.d to the Consolidated Financial Statements.

Back to Contents

The table below provides detailed information about minority interests in 2002, 2001 and 2000.

	2002	2001	2000

	(millions of euros)

Affiliate Company
Repsol International Capital (RIC)(1)	175.7	89.8	58.8
YPF	14.2	8.0	33.0
Refinería La Pampilla, S.A.	7.1	15.9	6.2
Refipesa	1.6	4.0	1.1
CLH(2)	—	63.3	46.4
Gas Argentino, S.A. (GASA)(2)	—	(10.2)	8.0
Gas Natural(3)	142.1	285.7	255.7
Petronor	12.1	13.0	24.2
Invergas/Gas Natural BAN	(40.0)	(14.1)	31.0
Andina(4)	2.1	24.9	—
Repsol Comercial	4.9	2.6	(4.8)
Astra(5)	—	—	14.0
EMPL(6)	11.4	—	—
Other	2.4	6.9	13.9

Total	333.6	489.8	487.5

(1)	Relates to the preference shares issued by this affiliate.
(2)	During 2002 this affiliate was consolidated for the first time by the equity method.
(3)
From 2000 to May 2002, this company was consolidated by the global integration method. From May 2002, it is consolidated by the proportional integration method, which does not give rise to minority interests.

(4)	During 2002 and 2001 this affiliate was consolidated by the global integration method. During 2000 this affiliate was consolidated by the proportional integration method.
(5)	On January 1, 2001, the merger of Astra, Repsol Argentina, S.A. and YPF became effective.
(6)	During 2002 this affiliate was consolidated by the global integration method. During 2001 and 2000 this affiliate was consolidated by the proportional integration method.

3.5	Results of Operations by Business Segment

The tables below set forth Repsol YPF’s operating revenues and operating income by business segment for 2002, 2001 and 2000, as well as the percentage changes in revenues for the periods shown.

	2002	2001	2000	2002 vs. 2001	2001 vs. 2000

	(millions of euros)

Operating revenue
Exploration and Production	5,580	7,305	9,084	(23.6)%	(19.6)%
Refining and Marketing(1)(2)	31,289	32,491	34,874	(3.7)	(6.8)
Chemicals	2,109	2,355	2,445	(10.5)	(3.7)
Natural Gas and Electricity(3)	3,110	5,900	5,430	(47.3)	8.7
Other operating revenues and adjustments in the consolidation process	(5,598)	(4,398)	(6,091)	—	—

Total operating revenues	36,490	43,653	45,742	(16.4)	(4.6)

Back to Contents

	2002	2001	2000	2002 vs. 2001	2001 vs. 2000

	(millions of euros)

Operating income
Exploration and Production	1,785	2,557	3,864	(30.2)%	(33.8)%
Refining and Marketing(2)	854	1,406	1,323	(39.3)	6.3
Chemicals	97	(55)	152	—	—
Natural Gas and Electricity(3)	633	1,062	1,006	(40.4)	5.6
Corporate and others(4)	(46)	(50)	(103)	—	—

Total	3,323	4,920	6,242	(32.5)	(21.2)

(1)	Includes approximately €5,532 million, €6,850 million and €6,869 million, in 2002, 2001 and 2000, respectively, relating to excise taxes on the products marketed.
(2)	Includes CLH until December 2001 and REFAP since 2001. LPG includes Lipigas since 2001. Fiscal year 2000 included Eg3, which was transferred to Petrobras pursuant to an asset swap in 2001.
(3)
Includes Repsol YPF’s 47.04% interest in Gas Natural from 2000 to May 2002 (consolidated using the global integration method) and, from May 2002, its 24.04% interest in the same company (consolidated using the proportional integration method).

(4)	Consist primarily of overhead costs.

3.5.1	Exploration and Production (E&P)
	2002	2001	2000	2002 vs. 2001	2001 vs. 2000

	(millions of euros)

Operating revenue
Spain	123	136	455	(9.6)%	(70.1)%
Argentina	3,814	4,785	6,156	(20.3)	(22.3)
Rest of Latin America	934	801	496	16.6	61.5
North Africa and Middle East	662	1,013	1,341	(34.7)	(24.5)
Far East	44	564	604	(92.2)	(6.6)
Rest of the World	3	6	32	(50.0)	(81.3)

	5,580	7,305	9,084	(23.6)	(19.6)

Operating revenue for 2002 was €5,580 million, a 23.61% decrease compared to €7,305 in 2001. This decrease was mainly due to a decrease in the realization price of Repsol YPF’s crude oil basket from US$21.9 per barrel in 2001 to US$20.9 per barrel in 2002, and to a decrease in the average gas realization price from US$51.40 per thousand cubic meters in 2001 to US$27.93 per thousand cubic meters in 2002. The decrease in the crude oil basket realization price reflects lower sale prices in Argentina, due to a 10% price discount below international prices agreed between producers and the Argentinean refineries, and the higher relative weight of heavy crude oils in the basket after the sale of the assets in Indonesia. The decrease in gas selling prices resulted mainly from the partial pass through of the effects of the peso devaluation to gas selling prices in Argentina. See Section 3.2.2 “—Factors Affecting Repsol YPF’s Consolidated Results of Operations—Argentina.” This reductions in selling prices was only partially offset by a 18.6% increase in gas sales volumes in 2002.

Operating revenue for 2001 was €7,305 million, a 19.6% decrease compared to €9,084 in 2000. The decrease in operating revenues is mainly due to the average price decrease in Repsol YPF’s crude oil basket to $21.9 per barrel in 2001 from $26.9 in 2000 and lower gas production as a result of the economic situation in Argentina and higher levels of rainfall in Argentina, which led to increased hydroelectric generation, decreasing demand for gas for power generation. This decrease was partially offset by the increase in liquids production and the increase in gas prices.

Back to Contents

	2002	2001	2000	2002 vs. 2001	2001 vs. 2000

	(millions of euros)

Operating income
Spain	(18)	(4)	290	—%	—%
Argentina	1,315	1,844	2,532	(28.7)	(27.2)
Rest of Latin America	141	127	416	11.0	(69.5)
North Africa and Middle East	327	385	367	(15.1)	4.9
Far East	46	212	271	(78.3)	(21.8)
Rest of the World	(26)	(7)	(12)	—	—

	1,785	2,557	3,864	(30.2)	(33.8)

Exploration & Production operating income in 2002 decreased 30.2% to €1,785 million from €2,557 million in 2001. This decrease principally reflects the decrease in crude oil and gas realization prices in 2002 described under “Operating revenue” above, the imposition from the second quarter of 2002 of a new 20% tax on oil exports in Argentina, the sale in January 2002 of assets in Indonesia (which contributed €211 million to 2001 operating income) and the inclusion in 2001 operating income of capital gains of €201 million from asset sales in Egypt in 2001. This was partially offset by the pesification of part of the operating costs in Argentina, which has resulted in lower investment costs and operating costs in euros, capital gains of €50 million from the asset sales in Indonesia and Spain (La Lora) in 2002 and the reclassification in 2002 of income taxes paid in Dubai and Algeria. As from the first quarter of 2002, income taxes paid in Dubai and Algeria, which amounted to €150 million in 2002, are reflected under income tax, as compared to €189.5 million of taxes paid in Dubai and Algeria in 2001, which were charged to Exploration & Production operating expense. (see Section 3.4 “Overview of Consolidated Results of Operations—Taxes”).

Exploration & Production operating income in 2001 decreased 33.8% to €2,557 million compared to €3,864 million in 2000. The decrease in 2001 principally reflected the sharp decline in crude oil prices during the period, lower production volumes and a26 million allowance relating to the crisis in Argentina to cover a possible increase in uncollectible accounts from gas sales. The decline in operating income in 2001 was partially offset by €201 million resulting from the sale of the assets in Egypt. Operating income in 2000 included €301 million resulting from the sale of assets in the United Kingdom.

3.5.2	Refining and Marketing
	2002	2001	2000	2002 vs. 2001	2001 vs. 2000

	(millions of euros)

Operating revenue
Spain	20,798	22,495	23,362	(7.5)%	(3.7)%
Rest of Europe	562	419	769	34.1	(45.5)
Argentina	6,003	6,101	7,606	(1.6)	(19.8)
Rest of Latin America	2,824	2,300	1,828	22.8	25.8
Far East	241	148	—	62.8	—
Rest of the World	861	1,028	1,309	(16.3)	(21.5)

	31,289	32,491	34,874	(3.7)	(6.8)

Refining and Marketing operating revenue for 2002 was €31,289 million, a 3.70% decrease compared to €32,491 million in 2001. This decrease was mainly due to lower international product prices as overall sales volumes remained practically flat. In Spain sales volumes of refined products including exports, remained virtually constant, whereas in Argentina sales volumes of refined products, including exports decreased by 2.6% due to the economic situation. Sales volumes of LPG in 2002 remained practically constant due to the combination of a 3% drop in sales in Europe partially offset by a 6.3% increase in sales from Latin America. Lower LPG sales volumes in Europe mainly reflect a 4% decline in sales in Spain due to competition from other energy sources (mainly power and natural gas), a loss of market share of approximately 2.6% to other bottled LPG operators and mild weather throughout the year. In Latin America, the increase in LPG sales

Back to Contents

reflects the 12-month consolidation of our operations in Bolivia, organic business growth and higher volume sales in Peru. Partially offsetting this increase was a 5.6% decrease in sales in Argentina, compared to overall market contraction estimated at 8%.

Operating revenue in 2001 decreased 6.8% to €32,491 million compared with €34,874 million in 2000. Sales volumes in Spain, including sales to our marketing unit, sales of marine fuel (bunker) and sales to other marketers, increased 1.8% mainly as a result of increased fuel-oil sales volume, particularly to thermoelectric plants. While Repsol YPF’s volume of oil products sold to its own marketing unit in Spain increased 4.2% from the previous year, sales volumes in Argentina decreased 8.5% due to the economic situation of the country. Operating revenues in 2001 were also affected by lower sale prices, reflecting lower international crude oil prices, and decreased production of refined products, reflecting lower international demand. Sales volumes of LPG decreased 6.5% in Spain due to the maturity of the bottled LPG market, which has been affected by the increased use of natural gas and electricity as alternative sources of energy for heating and cooking. Repsol YPF believes that the use of these alternative sources of energy will increase in the future, affecting our revenues from LPG sales in future fiscal years. The application of the new maximum prices formula for LPG resulted in higher operating revenues during 2001. The maximum price formula adjusts the LPG sale price in April and October of each year, but using prevailing LPG prices during the previous 12 months, which in this instance were higher than 2001 prices. See Section 2.3.1.2 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—LPG.” LPG sales volumes in Latin America increased significantly due to the consolidation of Chile and Bolivia during 2001.

	2002	2001	2000	2002 vs. 2001	2001 vs. 2000

	(millions of euros)
Operating income
Spain	659	1,167	1,144	(43.6)%	2.0%
Rest of Europe	6	11	5	(45.5)	120.0
Argentina	134	115	99	16.5	16.2
Rest of Latin America	51	101	61	(49.5)	65.6
Rest of the World	4	12	14	(66.7)	(14.3)

	854	1,406	1,323	(39.3)	6.3

Refining and Marketing operating income in 2002 decreased 39.26% to €854 million from €1,406 million in 2001, principally reflecting lower refining margins and the effect of the deconsolidation of CLH, which was responsible for a decline of €173 million.

Repsol YPF’s refining margins in 2002 decreased by $1.59 per barrel to $1.55 per barrel, reflecting the deterioration of international margins to the lowest levels in recent years as a result of high international prices of crude and low international demand. See section 2.1.5 “Information on Repsol YPF—Repsol YPF—Business Environment.” This decrease in margins was partially offset by cost reductions brought about by Repsol YPF’s cost-saving policy, helped by the devaluation of the peso. Margins showed some improvement in the fourth quarter.

The operating margins of the Spanish marketing unit remained basically stable. Operating margins of the Argentine marketing unit decreased in 2002 as compared to 2001, although during the second half of the year the operating margins of the Argentine marketing unit grew due to successive price increases.

Bottled LPG operating margins in Spain were helped by the lower cost of feedstock during the first nine months of 2002, although this trend reversed during the last quarter, and the time lag in the revision of the maximum price formula to take into account such lower feedstock prices. In April 2002 the Spanish government revised the commercial margin factor in the pricing formula, increasing the markup set in October 2000 by 12.9%, in recognition of the sustained cost increases in the LPG distribution business. Retail LPG operating margins in Latin America weakened over the year, mostly affected by the situation in Argentina and higher international feedstock prices during the last quarter of the year. However, cost reduction in real terms, implemented after the introduction of anti-crisis measures and the devaluation of the peso, almost fully compensated for lower margins.

Back to Contents

Refining and Marketing operating income in 2001, increased 6.3% to €1,406 million from €1,323 million during 2000. Operating income improved as compared to 2000 mainly as a result of better commercial margins in Spain and Latin America, which recovered after deep declines during 2000 and reflected the stability of retail prices in the face of significantly reduced refinery prices. Operating income in Latin America has also improved thanks to cost savings and the good performance of businesses outside Argentina, like La Pampilla refinery in Peru and LPG in Chile, Ecuador and Peru. Also, LPG margins improved during 2001 thanks to the spread between higher current prices set through the maximum price formula and lower LPG and crude oil prices during 2001. These increases were partially offset by provisions of €189 million for contingencies derived from a foreseeable increase in uncollectible accounts in Argentina, as well as by a decrease in value of certain clients’ guarantees caused by the devaluation of the Argentine peso.

Repsol YPF’s refining margins in 2001 decreased by $0.34 per barrel to $3.14 per barrel. The first half of 2001 was characterized by good international refining margins. Although these margins subsequently decreased during the second half of 2001, this effect was partially offset in Latin America, where refining margins for 2001 were higher than in 2000.

3.5.3	Chemicals
	2002	2001	2000	2002 vs. 2001	2001 vs. 2000

	(millions of euros)
Operating revenue
Spain	1,714	1,837	1,830	(6.7)%	0.4%
Rest of Europe	—	—	21	—	—
Argentina	395	518	532	(23.8)	(2.6)
Rest of Latin America	—	—	62	—	—

	2,109	2,355	2,445	(10.5)	(3.7)

Chemicals operating revenues for 2002 decreased 10.45% to €2,109 million from €2,355 million in 2001. This decrease reflects a reduction in revenues from operations in Spain and Argentina, mainly as a result of lower international prices of certain products, principally ethylene, propylene and polyolefins in European markets, lower revenues from Argentina due to the deconsolidation of Petroken and lower average prices of our sales mix in Argentina. Partially offsetting this decrease was a 4.5% increase in sales volumes. Lower average prices of our sales mix in Argentina was mainly due to a reduction in higher-price products in our sales portfolio, reflecting the deconsolidation of Petroken, the discontinuation of sales of oxo-alcohol, which from November 2001 is produced for a third party under a tolling manufacturing agreement, and increased sales volumes of lower-price products from the ammonia/urea methanol units.

Chemicals operating revenues for 2001 decreased 3.7% to €2,355 million from €2,445 million in 2000. Notwithstanding higher sale volumes, Chemicals operating revenue has been significantly affected by the decline in prices of both basic and derivative petrochemicals. This decline is mainly due to the evolution of international prices that reflect lower crude oil prices during 2001 as well as demand growth deceleration, which is particularly pronounced after the events of September 11. Total sales volumes of petrochemical products (3.38 million tonnes) increased 20% from the previous fiscal year due to the starting of operations of new units, and in spite of a decline in overall market demand.

Back to Contents

	2002	2001	2000	2002 vs. 2001	2001 vs. 2000

	(millions of euros)
Operating income
Spain	41	(41)	147	—	—
Rest of Europe	—	—	3	—
Argentina	56	(14)	1	—	—
Rest of Latin America	—	—	1	—	—

	97	(55)	152	—	—

Chemicals operating income rose to €97 million in 2002 following a loss of €55 million in 2001, mainly due to higher operating efficiency at new units started up in recent years, improvements in the margins for certain derivative products, a more favorable sales mix toward higher-margin products and successful cost-saving efforts. In addition, our products from Argentina have enjoyed greater competitiveness as a result of the devaluation of the Argentine peso, which has lowered our fixed and variable costs.

Although margins showed two distinct trends over the course of 2002, average international margins remained at low-cycle industry levels. The period from January to September was characterized by an improvement in international margins as clients were normalizing inventory levels, and the fourth quarter was marked by smaller margins as a result of weakened demand caused by economic uncertainty.

In 2001, Chemicals recorded operating losses of €55 million compared to operating income of €152 million in 2000 mainly due to the decrease in international margins, both with respect to the basic and derivative petrochemicals, which is typical of a low cycle in the industry, to a deceleration in demand, which was exacerbated by the September 11 events, and to provisions of €11 million to compensate for the foreseeable increase in delinquent accounts due to the critical situation of the Argentine economy.

3.5.4	Gas and Electricity
	2002	2001	2000	2002 vs. 2001	2001 vs. 2000

	(millions of euros)
Operating revenue
Spain	2,627	4,634	3,940	(43.3)%	17.6%
Rest of Europe	—	—	160	—	—
Argentina	76	789	957	(90.4)	(17.6)
Rest of Latin America	394	436	340	(9.6)	28.2
North Africa and Middle East	13	41	33	(68.3)	24.2

	3,110	5,900	5,430	(47.3)	8.7

Gas and Electricity operating revenues in 2002 decreased by 47.3% to €3,110 million from €5,900 million in 2001. This decrease was mainly due to the change in the consolidation of Gas Natural, from the global consolidation method in 2001 to the proportional integration method of Repsol YPF’s remaining 24.04% interest in Gas Natural from the end of May 2002, the deconsolidation of Enagas in July 2002 and the reduction in gas selling prices in Argentina as a result of the peso devaluation. This was partially offset by a 13% increase in sales volumes to 26.87 billion cubic meters in 2002, mainly in Latin America (except Argentina) and in Spain. The increase in Spanish sales volumes reflects the positive results of the Spanish gas trading business and higher sales to thermal power generators.

The further liberalization of the Spanish gas market in 2002 provided by Royal Decree Law 6/2000 has allowed some industrial clients to switch from the regulated market to the unregulated market (where they can choose their gas supplier), which in 2002 represented 55% of the total Spanish gas market, as compared to 38% in 2001. As of January 1, 2003, all consumers may freely choose their natural gas supplier, as opposed to only industrial consumers. See Section 2.3.1.3 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas.” Gas Natural’s market share of the unregulated market, which it holds through Gas Natural Comercializadora, S.A., decreased to 63% from 80% in 2001. In 2002, sales of Gas Natural in the unregulated Spanish market represented 39% of total gas sales in Spain, as compared to 33% in 2001. The transfer of clients from the regulated market, where Repsol YPF’s revenues consist of gas sales at regulated tariffs, to the unregulated market, where Repsol YPF’s revenues consist of sales at unregulated prices plus tolls for the use of its gas network, did not have a material impact on Repsol YPF’s 2002 revenues or net income from gas and electricity operations and is not expected to have a material impact in 2003. Repsol YPF believes that current tolls, which are fixed by law, will allow Repsol YPF to recover its investment and further develop its gas infrastructure.

Back to Contents

In the unregulated electricity market, Gas Natural Comercializadora has obtained a market share of approximately 4% in 2002 as compared to a market share of 3% in 2001.

Gas and Electricity operating revenues in 2001 increased by 8.7% to €5,900 million compared to €5,430 million in 2000. This increase is mainly due to higher sales volumes in the residential and commercial segments, both because of a larger client base and the lower temperatures during 2001 as compared to the previous year, offset in part by a decline in average sales price. The opening of the Spanish gas market has caused the switch of some industrials clients from the regulated to the unregulated market, which comprised 38% of the total market in Spain compared to 9% in 2000. Gas Natural had a 80% market share of the unregulated gas market through Gas Natural Comercializadora, S.A. and of Gas Natural’s total sales in Spain in 2001, 33% corresponded to the unregulated market, compared to 6% in 2000. In the unregulated electricity market Gas Natural Comercializadora has obtained approximately a 3% market share in 2001 after starting operations by the end of 2000.

	2002	2001	2000	2002 vs. 2001	2001 vs. 2000

	(millions of euros)
Operating income
Spain	506	791	686	(36.0)%	15.3%
Rest of Europe	—	—	35	—	—
Argentina	34	159	198	(78.6)	(19.7)
Rest of Latin America	27	33	25	(18.2)	32.0
North Africa and Middle East	66	79	62	(16.5)	27.4

	633	1,062	1,006	(40.4)	5.6

Gas and Electricity operating income in 2002 decreased by 40.4% to €633 million from €1,062 million in 2001. This decrease was mainly due to the change in the consolidation of Gas Natural, from the global consolidation in 2001 to the proportional integration of the remaining 24.04% interest in Gas Natural after the sale of a 23% interest in May 2002, the deconsolidation of Enagas in July 2002 and the impact of the peso devaluation on Argentine gas sales margins, which since January, 2002 are fixed by the Argentine government in pesos pursuant to the Emergency Law.

In 2001, Gas and Electricity operating income increased 5.6% to €1,062 million from €1,006 million in 2000. This increase was mainly due to the higher volumes discussed above, partially offset by a slight deterioration in margins as a result of declining market prices being reflected more rapidly in gas sales prices than in purchase prices, and provisions of €25 million relating to the crisis in Argentina.

Back to Contents

3.6	Extraordinary Income (Loss)

The following table provides a breakdown of extraordinary income and loss items for 2002, 2001 and 2000. These items are required to be classified as extraordinary items under Spanish GAAP but would not be so classified under U.S. GAAP.

	Year Ended December 31,

	2002	2001	2000

	(millions of euros)
Extraordinary income (Loss)
Labor force restructuring	(54)	(103)	(201)
Provision for write-down of fixed assets	(419)	(708)	(36)
Provision for losses of immaterial subsidiaries not consolidated	(4)	(6)	(2)
Provision for tax contingencies	(47)	(15)	(94)
Provision for other contingencies	(190)	(159)	(55)
Reversal of provisions	26	16	44
Subsidies and other earnings credited to income	8	13	25
Gain on disposal of stakes in companies and fixed assets	1,588	302	(6)
Other extraordinary items, net	(260)	(117)	(94)

Net Extraordinary Income/(Loss)	648	(777)	(419)

Labor force restructuring

The following table provides a breakdown of the expenses incurred in connection with labor force restructuring.

	Year Ended December 31,

	2002	2001	2000

	(millions of euros)
Extraordinary expenses
Repsol Petróleo, S.A.	7.6	23.1	40.9
Repsol Butano, S.A.	5.4	10.6	19.3
Repsol Química, S.A.	1.2	11.3	23.1
Repsol Comercial, S.A.	4.8	6.9	27.4
Repsol Exploración, S.A.	4.0	11.7	10.3
CLH	—	11.3	9.2
YPF, S.A.	4.2	11.4	43.2
Repsol YPF, S.A.	13.0	9.2	16.0
Other companies	13.6	7.8	11.6

	53.8	103.3	201.0

Amount credited to labor force restructuring allowance	16.2	32.4	101.0
Cash payments during year
Provided for in the current year	37.6	70.9	100.0
Provided for in prior periods	23.6	120.1	20.0

	61.2	191.0	120.0

Year-end balance in allowance for labor force restructuring	16.9	65.2	140.0

In 2000, Repsol YPF entered into for the first time a labor restructuring agreement with all labor unions representing employees in Spain, which was approved by the Ministry of Labor. This agreement covered all middle management personnel with 55 or more years of age during 2000 and was extended for the years 2001 and 2002. Extraordinary expenses in connection with this labor force restructuring were €201 million in 2000. Approximately 250 employees participated in such agreement and retired from Repsol YPF during 2000, 2001 and 2002.

Back to Contents

Provision for write-down of fixed assets

In 2002, 2001 and 2000 Repsol YPF recorded provisions for write down of fixed assets, principally related to the impairment of fixed assets associated with hydrocarbon reserves, as a result of comparing the market value of or future cash flows to be derived from proved and unproved oil and gas reserves with the net book values of the assets associated therewith. In 2002, Repsol YPF recorded impairment charges totaling €410 million, of which €206 million related to Mene Grande, an oil field in Venezuela as a result of the decrease in proved reserves and an increase of the royalties paid on oil and gas produced in Venezuela, and €192 million related to Aguarague, an oil field in Argentina, also due to a decrease in proved reserves. In 2001, Repsol YPF recorded impairment charges totaling655 million, principally related to oil fields in Argentina due to the pesification of domestic gas selling prices, the oil export tax of 20% and the related reduction of 10% on domestic oil selling prices. In 2000, Repsol YPF recorded impairment charges of €50 million, of which €24 million related to Guarico, an oil field in Venezuela, due to a decrease in proved reserves. See item C.3 in Note 2 to the Consolidated Financial Statements. See Section 3.2.3 “—Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies” above.

Provision for tax contingencies

Repsol YPF’s tax affairs are complex and subject in some cases to uncertainties regarding the interpretation or application of the tax law. Accordingly, from time to time the group makes provisions for its best estimate of the probable outcome from the finalization of its tax liabilities. Reductions in the allowance for tax contingencies are separately reported in the Consolidated Financial Statements (Note 14). See “—Reversal of provisions” below for the reductions arising in each of the three years ended December 31, 2002.

Provision for other contingencies

This caption includes amounts reflecting Repsol YPF’s best estimate of likely losses and covers a range of different matters across the Group. The most significant items in 2002 were a €22 million allowance for environmental contingencies; a €41 million increase in the allowance for pension plans of Maxus Energy Corporation, a subsidiary of YPF; a €32 million increase in the allowance for litigation contingencies; a €27 million allowance to cover the effect of the devaluation of the Argentine peso on certain companies transferred to Repsol YPF by YPF in 2001 during the 12-month period following such transfers; and a €25 million allowance for extraordinary repairs.

The most significant item in 2001 was the €123 million allowance for contingencies derived from the crisis in Argentina. The main item included in 2000 was the allocation of the cost derived from the posting of specific commitments acquired with retired (€18 million) and current (€17 million) personnel.

Reversal of provisions

In 2002 and 2001, the main item under this heading mainly corresponded to the application of tax provisions as a result of legal decisions in favor of Repsol YPF, which amounted to €15 million and €12 million in 2002 and 2001, respectively. In 2000, the main item included under this heading corresponded to the application of tax provisions as a result of legal decisions in favor of Repsol YPF (€36 million).

Under Spanish GAAP increases and decreases in provisions are reported separately whereas under U.S. GAAP it is common practice for only the net adjustment to be reported.

Subsidies and other earnings credited to income

Under Spanish GAAP subsidies received from the Spanish Government are allocated to income over the useful lives of the project to which they relate and reported as an extraordinary item.

Gain on disposal of stakes in companies and fixed assets

The most significant gains during 2002 resulted from the sale of 23% of Gas Natural (€1,097 million), an aggregate interest in CLH of 29.67% (€293 million), an indirectly held interest of 59.1% in Enagas through Gas Natural (€97 million) and the sale of 13.25% of Gas Natural México by Gas Natural (€105 million). The most significant gains during 2001 resulted from the sale of Electricidad Argentina S.A. (€124.1 million), the sale of the 3.07% participation of CLH in Petronor (€37.9 million) and real estate sales by Repsol Petróleo (€76.5 million) and Gas Natural (€32.0 million). In 2000, the most significant gains corresponded to the sale of land and facilities of CLH (€19 million).

Back to Contents

Repsol YPF also had gains of €16 million in 2000 relating to its share of the net assets of a subsidiary of Gas Natural resulting from a third party subscribing for cash new shares in that subsidiary. Repsol YPF did not record similar gains in 2001 or 2002. The most significant loss in 2000 corresponded to the transfer of the stake in Refinería San Lorenzo, S.A. (€39 million).

Other extraordinary items, net

This caption generally includes a large number of individually immaterial items. In 2002, the main items were the following:

•	€90 million of losses related to operations that occurred prior to 2002 and were confirmed after 2001 year end;

•	€42 million from the impact of Law 25,413 of the Republic of Argentina, which temporarily taxed all bank transfers related to accounts receivable and payable;

•	€28 million on commissions and other expenses related to the sale of 23% of Gas Natural; and

•	€22 million for a shortfall in the payment by YPF of royalties resulting from discrepancies with the relevant Argentine authorities as to the exchange rate applicable to the payment of such royalties.

In 2001, the main item corresponded to €46 million of provisions resulting from the Argentine crisis. In 2000, the main item was €33 million posted as a result of the agreement to extend the area of Loma La Lata — Sierra Barrosa, in which YPF acquired the commitment to contribute said amount to certain companies that provide services to YPF.

3.7	Analysis of Movements in Other Provisions

Note 14 of the Consolidated Financial Statements discloses the movements in Other Provisions. A substantial proportion of these movements reflect Extraordinary Income (Loss) items described above.

In 2002, the total amount allocated under this caption was €300 million, of which €149 million has been charged to extraordinary income, €94 million to interest income and €57 million to operating income. The most important charges to operating income correspond to allowances for litigation and environmental contingencies (€32 million). The main item reported under interest income was a €87 million allowance for the exercise of the swaption sold related to the 1997 preference shares issue, which was charged against interest income. See Notes 12 and 23 to the Consolidated Financial Statements. The amounts credited to results correspond to provisions for doubtful accounts and environmental contingencies (€79 million).

In 2001, the total amount allocated under this caption was €378 million, of which €159 million has been charged to extraordinary income and €219 million to operating income. The most important charges to operating income corresponds to the situation in Argentina (€181 million). The amounts credited to results correspond to environmental contingencies (€15 million), plant stoppages provisions (€8 million) and various other amounts.

In 2000, these include €55 million in allocations chargeable to the extraordinary income and €110 million in allocations chargeable to the operating income. Of particular note are the allocation of reserves related to reinsurance activities (technical insurance provisions) (€47 million) and allocations of provisions for plant stoppage (€22 million). The amounts credited to results correspond essentially to the provision for plant stoppage (€29 million) and to environmental contingencies (€11 million).

Back to Contents

3.8	Liquidity and Capital Resources

3.8.1	Financial Condition

Repsol YPF has a substantial portfolio of liquid financial investments (shown in its balance sheet as temporary cash investments) and other long-term financial investments included as non-current assets. These items, which are readily convertible into cash, and cash are deducted from total debt to arrive at a “net debt” amount.

The total debt and net debt at December 31, 2002, 2001 and 2000 were as follows:

	December 31,
	2002	2001	2000

	(millions of euros)
Financial condition
Long-term debt	8,273	13,488	14,886
Short-term debt	3,999	7,563	7,187

Total debt	12,272	21,051	22,073

Less:
Cash	(195)	(278)	(361)
Temporary cash investments	(4,270)	(3,909)	(1,096)
Long-term financial investments	(335)	(309)	(217)

Net debt	7,472	16,555	20,399

Repsol YPF’s capitalization and adjusted capitalization at December 31, 2002 and 2001 and 2000 are as follows:

		December 31,
		2002	2001	2000

		(millions of euros)
	Short-term debt	3,999	7,563	7,187
	Long-term debt	8,273	13,488	14,886

I	Total Debt	12,272	21,051	22,073

	Minority interests	4,223	6,591	3,522
	Equity	13,586	14,538	15,143

II	Capitalization	30,081	42,180	40,738

III	Less
	Cash and temporary cash investments	(4,465)	(4,187)	(1,457)
	Long-term financial investments	(335)	(309)	(217)
IV	Plus
	Subsidies and deferred revenues	262	877	939
	State financing of investments in exploration	3	5	7

V	Adjusted Capitalization	25,546	38,566	40,010

	Total Debt to Capitalization Ratio (I/II)	40.8%	49.9%	54.2%
	Net Debt to Adjusted Capitalization Ratio (I – III/V)	29.2%	42.9%	51.0%

During 2000, Repsol YPF’s net debt-to-adjusted capitalization ratio steadily declined to 51% at December 31, 2000. During 2001 and 2002, Repsol YPF’s net debt-to-adjusted capitalization ratio continued its decline to 42.9% at December 31, 2001, with total outstanding net debt of €16,555 million at that date, and to 29.2% at December 31, 2002, with total outstanding net debt of €7,472 million. Since 1999, Repsol YPF has undertaken a selective divestment plan for a total expected amount of $4,500 million, allocated to partially refinance the acquisition of YPF. As of December 31, 2002, Repsol YPF has accomplished divestments under this plan in the amount of €6,581 million. Repsol YPF completed its divestment plan in 2002 by reducing its interest in CLH and Enagas as required by market liberalizing measures recently

Back to Contents

enacted, and by selling 23% of Gas Natural. See Section 2.3.1 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain.”

Net changes in cash flow were negative in the amount of €83 million in 2002 and 2001, and positive in the amount of €27 million in 2000.

Cash flow from operating activities in 2002 was €4,470 million, as compared to €5,489 million and €5,468 million in 2001 and 2000, respectively. Cash flow from operating activities in 2002 reflects negative adjustments to net income for gains on asset disposals of1,270 million, as compared to negative adjustments to net income for gains on asset disposals of €302 million in 2001 and a €7 million positive adjustment in 2000. Cash flow from operating activities in 2002 includes net income before minority interests and gains on asset disposals of €1,016 million, as compared to €1,213 million and €2,924 million in 2001 and 2000, respectively, and depreciation and amortization and non-cash provisions of €3,807 million, as compared to €4,506 million and €3,378 million in 2001 and 2000, respectively. Cash flow from operating activities in 2002 was reduced by €353 million to meet Repsol YPF’s working capital requirements, as compared to reductions of €240 million and €834 million for working capital requirements in 2001 and 2000.

Cash flow from investing activities in 2002 reflected a net cash outflow of €195 million, as a result of investments in fixed assets and other assets of €2,753 million being largely offset by proceeds from disposals of €2,558 million. Cash flow from investing activities in 2001 and 2000 reflected net cash outflows of €3,580 million and €5,853 million, respectively.

The remaining free cash flow in 2002 was used to pay €476 million in dividends, as compared to €1,121 million and €783 million in dividends paid in 2001 and 2000, respectively. The balance was used to reduce Repsol YPF’s outstanding debt in each year. In addition, the proceeds from the issues of preferred shares issued in 2001 totaling €3,000 million were applied towards the reduction of Repsol YPF’s debt.

The following table shows the sources of net debt variation for 2002 and 2001.

	2002	2001

	(millions of euros)

Net debt at the beginning of period	(16,555)	(20,399)
Net cash provided by operating activities	4,823	5,729
Divestments	2,824	1,199
Capital expenses	(2,623)	(4,692)
Dividend paid	(549)	(1,096)
Change in the consolidation method of Gas Natural and others	3,112	—
Deconsolidation effects of CLH & Indonesian assets	—	766
Preferred shares issued	—	2,780
Variation on commercial working capital & other	(585)	98
Exchange rate translation effect	2,081	(940)

Net debt at the end of period	(7,472)	(16,555)

On July 17, 2000, Repsol International Finance issued US$1.25 billion in aggregate principal amount of its 7.45% global notes, due July 15, 2005. Payment of interest and principal on the global notes is guaranteed by Repsol YPF. During 2000, Repsol International Finance B.V. issued debt denominated in euros guaranteed by Repsol YPF in the following amounts: on May 5, €1.0 billion in aggregate principal amount of 6% bonds due 2010; on August 4, €600 million in aggregate principal amount of floating rate notes due 2003; on August 30, €250 million in aggregate principal amount of floating rate notes due 2003 and on December 14, €1.5 billion floating rate notes due 2002.

During 2001, Repsol International Finance issued debt denominated in euros guaranteed by Repsol YPF in the following amounts: on June 21, €325 million in aggregate principal amount of 3.75% guaranteed notes due 2004 and €175 million in aggregate principal amount of 6% guaranteed notes due 2010 and on December 4, €750 million in aggregate principal amount of 5.75% notes due 2006 and €900 million in aggregate principal amount floating rate notes (Euribor + 100 basis points) due 2003.

Back to Contents

Additionally, during 2001, Repsol International Capital issued preferred shares guaranteed by Repsol YPF in the following amounts: on April 24, €1,000 million and on November 21, €2,000 million.

The following table sets forth information with regard to our financial debt and preferred shares, detailed by currency, as of December 31, 2002:

	Expected maturity date

At December 31, 2002	2003	2004	2005	2006	2007	Thereafter	Total

	(millions of euros equivalent)
Financial debt
US$	1,397.7	459.7	2,200.2	66.9	354.6	377.0	4,856.1
Euros	2,544.9	1,873.6	289.6	860.3	423.2	1,301.7	7,293.3
Other	56.4	6.2	44.8	1.3	2.9	10.9	122.5
Preferred shares
US$	—	—	—	—	—	691.0	691.0
Euros	—	—	—	—	—	3,000.0	3,000.0

3.8.1.1	Contractual Obligation

The following tables set forth information with regard to Repsol YPF’s contractual commitments for the years indicated below, as of December 31, 2002:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

	(thousands of euros equivalent)
Contractual obligations
Total financial debt	12,271,900	3,999,000	4,874,100	1,709,200	1,689,600
Capital lease obligations	438,764	27,196	53,423	42,763	315,382
Transport — Time charter fees	1,182,252	80,979	173,405	148,987	778,881
Operating leases	347,412	33,270	65,644	59,897	188,601
Purchase obligations(1)	15,961,912	1,079,687	1,976,505	1,702,097	11,203,623
Purchases of services	1,898,792	168,276	290,427	249,646	1,190,443
Purchases of goods	14,063,120	911,411	1,686,078	1,452,451	10,013,180
Petrochemicals	243,867	134,496	102,675	6,696	—
LPG	73,845	21,732	36,622	15,491	—
Natural gas	13,535,980	741,315	1,519,045	1,402,528	9,873,092
Electricity	129,222	8,615	17,230	17,230	86,147
Steam	80,206	5,253	10,506	10,506	53,941
Other Long-term liabilities reflected on the Registrant’s Balance Sheet under GAAP	7,177,000	4,926,900	1,376,600	240,700	632,800

Total	37,379,240	10,147,032	8,519,677	3,903,644	14,808,887

(1)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using Repsol YPF’s best estimates.

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

	(thousands of euros equivalent)
Sale Commitments
Crude oil sales	989,666	200,656	293,345	263,443	232,222
Natural gas sales	10,500,280	619,756	1,652,916	1,559,438	6,668,170
LPG sales	11,662	4,098	6,992	572	—
Other petroleum and petrochemical product sales	1,662,200	579,170	551,652	186,250	345,128

Total	13,163,808	1,403,680	2,504,905	2,009,703	7,245,520

Back to Contents

Repsol YPF has additional commitments under derivative contracts and guarantees. For a discussion of these additional commitments see Section 9 “Quantitative and Qualitative Disclosure About Market Risk” and Section 3.8.1.5 “—Guarantees Provided” below.

3.8.1.2	Transactions With Unconsolidated Special Purpose Entities

Other than the transactions below, Repsol YPF does not have any other material transactions with non-consolidated special purpose entities. Repsol YPF does not have majority-owned subsidiaries that are not included in its financial statements or any other interest in or relationships with any other special purpose entities that are not reflected in its financial statements.

Land Purchase Option

On November 23, 2001, Repsol YPF entered into an agreement with Tecnicontrol y Gestión Integral, S.L., a wholly-owned investee of Caja de Ahorros y Monte de Piedad de Madrid, pursuant to which it acquired an irrevocable option, with a penalty for non-exercise, to purchase a 7,500 m2 land lot acquired by Tecnicontrol from the Real Madrid Football Club. Tecnicontrol’s purchase price for this land lot, located in a former sports complex on the Paseo de la Castellana in Madrid, was €188 million. Repsol YPF paid €1.2 million for the irrevocable purchase option, which must be exercised by December 29, 2003. The exercise price is the sum of the principal, interest, and related financial and other costs borne by Tecnicontrol y Gestión Integral in connection with the acquisition and subsequent management of this land lot. Repsol YPF estimates the exercise price at December 31, 2002 would have been approximately €195 million. If Repsol YPF does not exercise the purchase option, Repsol YPF will have to pay a penalty based on the difference between the option exercise price and the price at which Tecnicontrol is able to sell the land, provided that the latter amount is lower than the option exercise price. The purpose of these arrangements was to provide Repsol YPF with the flexibility to acquire additional land near its current headquarters in Madrid without incurring the purchase price of such land at the time the agreement was entered into.

Forward Oil Sale Agreements

Since 1996, YPF has entered into three forward oil sale agreements, which we refer to as the FOS transactions in this annual report. These agreements were entered into in order to obtain cash to fund operations in advance of the actual sale and delivery of oil. Under these transactions, YPF was advanced $381 million in 1996, $300 million in 1998 and $383 million in 2001, against future deliveries of oil. YPF’s obligations under the FOS transactions are recorded as a liability in the consolidated balance sheet as customer advances and will be reduced and taken to income as the physical deliveries are made over the term of the contracts. As of December 31, 2002, the amount of FOS customer advances recorded on our consolidated balance sheet was €485 million.

The structure of each of these FOS transactions is similar. YPF enters into a forward oil sale agreement that calls for the future delivery of oil for the life of the contract. YPF is paid in advance for the future delivery of oil. The price of the oil to be delivered is calculated using various factors, including the expected future price and quality of the crude oil being delivered. The counterparty or assignee to each oil supply agreement is a special purpose entity incorporated in the Cayman Islands, which finances itself as described below. The oil to be delivered under each supply agreement is subsequently sold in the open market.

YPF is exposed to any change in the price of the crude oil it will deliver in the future under the FOS transactions. YPF’s exposure derives from various crude oil swap agreements under which YPF pays a fixed price with respect to the nominal amount of the crude oil sold, and receives the variable market price of such crude oil. See Section 9.1.2 “Quantitative and Qualitative Disclosure About Market Risk—Oil Price Exposure—Crude Oil Price Swaps”, and Section 5.3 “Major Shareholders and Related Party Transactions—Related Party Transactions.” See Note 27 to the Consolidated Financial Statements for a description of the treatment of the FOS transactions under U.S. GAAP.

Back to Contents

The following provides an overview of the three FOS transactions:

	FOS I	FOS II	FOS III(2)

Date	November 18, 1996	June 24, 1998	December 31, 2001

Net proceeds (1)	$380,606,587	$299,967,289	$382,693,787

SPE	Oil Trading Corp.	Oil Enterprises Ltd.	Oil International Limited

SPE Debt	$400 million 6.467% notes	$315 million 6.239% notes	$200 million 3.98% notes/ $162.7 million 3.90% notes

Purchaser	Morgan Guaranty Trust	Morgan Guaranty Trust	Morgan Stanley Capital Group Limited (UK)

Marketer	YPF	YPF	Repsol YPF Trading & Transport, S.A.

Guarantee/hedge	Oil Price Hedge Agreement/Default Insurance	Oil Price Hedge Agreement/Default Insurance	Oil Price Hedge Agreement/Contingent Supply Agreement/Default Insurance

Total crude oil barrels to be delivered over the life of the contract	27,803,734	23,934,985	24,105,532

Average crude oil barrels per month	332,448	201,126	287,054

Term of transaction	7 years	10 years	7 years

(1)
The total sale amount under each FOS transaction is as follows. FOS I: $398,907,814, FOS II: $310,587,895 and FOS III $400,000,000. The difference between the net proceeds and the sale amount is deposited to a reserve account to cover certain contingencies and, absent an event of default or other events set forth in the transaction documents, will be paid to YPF during the last three months of the term of each transaction.

(2)	The original FOS III debt was refinanced in December 2002 and further refinanced in February 2003.

Repsol YPF has guaranteed various of YPF’s obligations under the FOS III structure through a contingent supply agreement. Under the contingent supply agreement, Repsol YPF may be required to make up for any shortfall in the crude oil deliveries that YPF is required to make under the forward oil sale agreement. Additionally, if certain events of default occur under the contingent supply agreement, including failure to make up for YPF’s delivery shortfalls, Repsol YPF may be required to deliver at one time all the crude oil that YPF was to deliver during the life of the forward oil sale agreement. If Repsol YPF is not able to deliver the amount of barrels not delivered by YPF, then Repsol YPF will be required to pay in cash an amount equivalent to the barrels of crude oil not yet delivered. Repsol YPF may also be required to deliver similar amounts of crude oil or pay similar amounts in cash if YPF decides to terminate the forward oil sale agreement and is not able to satisfy the amounts due and unpaid by YPF. The contingent supply agreement includes cross-default provisions that may be triggered if an event of default occurs with respect to the indebtedness of Repsol YPF or certain of its subsidiaries equal to or exceeding $30 million. Under the contingent supply agreement, Repsol YPF has also agreed to indemnify the FOS III special purpose entity for certain taxes it may be required to reimburse to the holders of the notes issued by the special purpose entity and for any make-whole premium it may be required to pay in case of early redemption of those notes. Also in connection with FOS III, Repsol YPF has guaranteed YPF’s obligations under the crude oil swap agreement related to FOS III.

In December 2002, FOS III was refinanced through the issuance of two series of notes by a new special purpose entity. One of the series was guaranteed by default insurance policy issued by a third-party insurer. The proceeds from the insured and the uninsured notes were used to repay the original debt of the FOS III special purpose entity issued in December 2001 and to repurchase its preferred shares. The underlying oil supply contracts were assigned to the new special purpose entity. In February 2003, the new special purpose entity retired and replaced the uninsured notes by issuing a second series of insured notes guaranteed by a different third-party insurer. Repsol YPF has agreed to reimburse each insurer for any payment made under any of the default insurance policies covering the notes and has also guaranteed the special purpose entity’s obligations in connection with such insurance policies. Repsol YPF has also provided indemnities and warranties to the underwriter of the notes. Neither Repsol YPF nor any of its affiliates received any proceeds from a third party or recognized any income as a direct result of this refinancing.

Back to Contents

The third-party insurer guaranteeing the series of FOS III insured notes issued in December 2002 is also a reinsurer of the insurance policy issued under FOS II. As part of the refinancing of FOS III, Repsol YPF agreed to reimburse this third-party insurer for any payment made by it as reinsurer in connection with the FOS II default insurance policy.

YPF’s monthly crude oil delivery obligations under the FOS transactions represent 6.31% of its monthly production as of December 31, 2002. Total remaining crude delivery obligations under the FOS transactions represent 23.08% of YPF’s crude oil annual production and 17.31% of Repsol YPF’s crude oil annual production. Total possible contingencies payable in cash by YPF under the FOS transactions have been estimated at approximately $730 million. Under an early termination scenario, if YPF is not able to deliver the required number of barrels from its own production, YPF may be required to purchase oil of similar quality in the open market.

In January 2003, the Argentine tax authorities formally communicated to YPF their view that the FOS I and FOS II transactions should have been treated as financial transactions carried out in Argentina and, as such, should have been subject to the relevant tax withholdings, which would amount to approximately US$21 million (€20 million) plus interest and penalties.

3.8.1.3	Covenants in Repsol YPF’s Indebtedness

Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses.

Issues of unsecured and unsubordinated bonds representing €5,388 million of the total of €6,866 million of marketable securities issued by Repsol International Finance, B.V., guaranteed by Repsol YPF, contain clauses whereby Repsol YPF undertakes to pay interest when due and the liabilities at maturity and, subject to certain exceptions, not to create encumbrances on the assets of Repsol YPF in relation to these issues or to future issues of debt securities. Bond issues representing €1,478 million of the total of €6,866 million of marketable securities issued by Repsol International Finance, B.V., guaranteed by Repsol YPF, contain clauses whereby Repsol YPF undertakes, subject to certain exceptions, not to create liens or security interests on certain assets of Repsol YPF in relation to any indebtedness.

In the event of a default under any series of our bonds, the trustee, at his sole discretion or at the request of the holders of at least one-fifth or one quarter of the bonds, depending upon the series, can declare the bonds of that series immediately due and payable.

With respect of bond issues totaling €927 million, YPF has agreed to clauses including, among others, to pay all amounts due on maturity and, subject to certain exceptions, to not establish liens or charges on its assets. In the event of a default, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

Almost all of our total outstanding debt is subject to cross-default provisions. These provisions may be triggered if an event of default occurs with respect to indebtedness equal to or exceeding $20 million or 0.25% of Repsol YPF’s shareholders’ equity. YPF’s debt contains similar cross-default provisions with respect to the payment of principal of or interest on indebtedness equal to or exceeding $20 million.

As a result of these cross-default provisions, a default on the part of Repsol YPF, YPF or any subsidiary covered by such provisions could result in a substantial portion of our debt being declared in default or accelerated. Neither Repsol YPF’s debt nor any of its subsidiaries’ debt is in default.

Back to Contents

3.8.1.4	Credit Ratings

In 2001, Repsol YPF’s long-term debt rating was downgraded to “BBB” by Standard & Poor’s, “Baa2” by Moody’s and “BBB+” by Fitch IBCA. Repsol YPF’s short-term debt rating was downgraded to “A3” by Standard & Poor’s, “P2” by Moody’s and “F-2” by Fitch IBCA in 2001. During 2002, Repsol YPF’s long- and short-term debt rating was downgraded by Fitch IBCA to “BBB” and “F-3.” On June 3, 2003, Standard & Poor’s raised Repsol YPF’s short-term debt rating from “A3” to “A2” and revised Repsol YPF’s outlook from “negative” to “stable”. Fitch IBCA changed its Repsol YPF’s rating outlook to “stable” from “negative” on April 24, 2003. Moody’s outlook for Repsol YPF’s debt rating is currently “negative”. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt or trigger any other contractual obligation on our part. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing, or obtaining access to new, credit facilities in the future. Should this occur, we would seek alternative sources of funding, including issuing preference shares, issuance of bonds under our existing Euro Medium Term Notes Programme and other potential bond offerings, and issuance of programs of pagarés (short-term indebtedness similar to commercial paper) in the Spanish domestic market. In the past, our main sources of liquidity have been our cash flows from operations, bank financing, issuance of commercial paper, debt securities and preferred shares, and the proceeds from our divestment plan. As of December 31, 2002, total available liquidity is approximately €6,233 million, consisting of approximately €2,580 million available in unused credit lines, of which €1,662 million will expire by the end of 2003 and €918 million will expire thereafter, and approximately €3,653 million in cash and liquid investments. As of June 16, 2003, 97% of Repsol YPF’s credit lines matured after 2003.

Any future downgrades will not preclude us from using any of our existing credit lines.

3.8.1.5	Guarantees Provided

As of December 31, 2002, companies of the Repsol YPF group had provided the following guarantees to companies that it does not consolidate under the global integration method or the proportional integration method:

Repsol YPF provided guarantees related to the financing activities of Central Dock Sud, a subsidiary consolidated under the equity method, for approximately €28.7 million. YPF had provided certain financial guarantees for the benefit of commercial partners for a total of €19.55 million.

Repsol YPF’s share in guarantees provided by Gas Natural for the benefit of its affiliates totaled €55.4 million.

Back to Contents

3.8.2	Capital Investments and Divestitures

Capital investments in 2002 totaled €2,753 million. A strong growth in generated cash flow allowed Repsol YPF to finance these investments as well as the dividend payments. The table below sets forth Repsol YPF’s capital expenditures and investments by activity for each of the years ended 2002, 2001 and 2000.

	2002		2001		2000

	(millions of euros)%		(millions of euros)%		(millions of euros)%
Capital investments
Exploration and Production	1,081	40	1,951	44	2,281	38
Refining and Marketing	584	22	877	20	1,256	21
Chemicals	89	3	218	5	268	5
Gas and Electricity	694	26	1,265	28	2,047	34
Corporate and other	225	9	145	3	88	1

Total	2,673	100%	4,456	100%	5,940	100%

Multi-annual expenditures	80		360		178

Total capital investments	2,753		4,816		6,118

Exploration and Production investments

Exploration and Production investments in 2002 were €1,081 million, a 44.6% decrease from investments in 2001. These investments relate mainly to development perforation activities, secondary recovery projects (Argentina, Libya and Bolivia), construction of plants for the processing and treatment of gas (El Portón plant in Argentina) and new gas pipelines (Transierra in Bolivia) and oil pipelines (OCP in Ecuador).

Development investments represented 85.7% of the total Exploration and Production investments made in 2002, allocated to Argentina (61%), Bolivia (14%), Trinidad and Tobago, (6%), Venezuela (6%), Brazil (4%), Ecuador (3%), Libya (1%) and other countries (5%).

Exploration and Production investments in 2001 were €1,951 million, 14.5% below investments made in 2000. These investments relate for the most part to development perforation activities, secondary recovery projects and construction of plants for the processing and treatment of gas. In addition to the investments relating to exploration and development operations, investments included the acquisition of Pluspetrol’s 9.5% interest in Andina for €154 million.

Development investments represented 66% of the total Exploration and Production investments made in 2001, allocated for the most part to Argentina (57%), Venezuela (15%), Bolivia (7%) and Spain (4%).

Refining and Marketing investments

Refining and Marketing investments in 2002 were €584 million, a 33.4% decrease compared to 2001. This decline is mainly due to a more conservative investment policy, especially in Latin America. The main investments in 2002 were used to develop large refining projects, such as the Tarragona hydrocracker and the enlargement of the Puerto Rosales-La Plata oil pipeline in Argentina (which were completed during 2002), and the mild hydrocracking unit in Puertollano.

Marketing investments in 2002 were assigned for the most part to strengthen the commercial linkage with service stations owned by third parties, acquire new service stations, remodel existing ones and to undertake environmental protection and remediation measures.

Refining and Marketing investments in 2001 were €877 million and were assigned for the most part to increase conversion capacity, as in the case of the hydrocracker at Tarragona, to increase energy efficiency of the refineries and to strengthen relations with service stations.

Back to Contents

Chemicals investments

Chemicals investments in 2002 were €89 million, a 59% decrease compared to 2001. The main investment project has been to expand the Tarragona cracker. Lower investments in 2002 reflect the completion of the Profertil and Tarragona projects and a conservative investment policy.

Chemicals investments in 2001 were €218 million, a 18.7% decrease compared to 2000. The main investments projects were the methanol plant at Plaza Huincul (Argentina) and the polimer polyols plant which uses a continuous process technology developed by Repsol YPF.

Gas and Electricity investments

Gas and Electricity investments in 2002 were €694 million, representing a 45.1% reduction in investment compared to 2001. Of this amount, €156 was allocated to increase ownership stakes in companies in Brazil and Colombia and the remainder was assigned to expand the natural gas transmission and distribution infrastructure and to increase the integration of the gas-power chain. The change in consolidation of Gas Natural and Enagas had the effect of reducing investments.

Gas and Electricity investments in 2001 were €1,265 million, representing a 38.2% reduction in investments compared to 2000. The investments were allocated for the most part to transportation and distribution of natural gas in Spain and Latin America and to the construction of combined cycles and natural gas liquefaction plants.

Corporate and other investments

Repsol YPF made corporate and other investments of €225 million in 2002, of which €85.3 million correspond to investments in its Móstoles technology center.

In 2001 Repsol YPF made corporate and other investments of €145 million, of which €57.2 million correspond to investments in the Móstoles technology center and the ISE Instituto Superior de la Energía, and the remaining investments principally related to the acquisition of fixed assets. Corporate and other investments in 2000 were €88 million also relating to the acquisition of fixed assets.

Capitalization of Multi-annual expenses

Multi-annual investments in 2002 reached €80 million and reflect mainly €23 million relating to payments due to Gas Natural in 2005, 2006 and 2007 as consideration for preferential supply rights in Latin America (see Note 8 to the Consolidated Financial Statements). Multi-annual investments in 2001 reached €360 million and reflect for the most part expenses related to the issuing of preferred shares and bonds effected during 2001. Capitalized expenses in 2000 were €178 million and relate for the most part to start-up expenses of various chemical plants at the Tarragona industrial complex.

Future capital expenditures and investments

Repsol YPF has projected investments for the period 2003-2007 to be approximately €17,538 million, broken down by business segments as follows:

2003-2007

(millions of euros)
Future Capital Expenditures
Exploration and Production	9,119
Refining and Marketing	4,590
Chemicals	1,198
Gas and Electricity	2,227
Corporate assets and other	403

17,538

Back to Contents

Exploration and Production. The investments in Exploration and Production mainly reflect the development of new reserves in Latin America and North Africa, particularly Argentina, Trinidad and Tobago, Venezuela, Bolivia and Libya. The figure indicated above includes capital expenditures resulting from the exercise of the option to acquire the additional 20% of the Trinidad and Tobago assets. See Section 2.2.1.3 “Information on Repsol YPF—Operations—Exploration and Production—Exploration, Development, Acquisitions and Production—Trinidad and Tobago.”

Refining and Marketing. The most important projected investments in Repsol YPF’s Refining business will be used to improve the efficiency, safety and conversion capacity of its refineries, and to adapt them to the new European Union fuel specifications to be implemented in 2005. As part of Repsol YPF’s program to adapt its Spanish refineries to such European Union specifications, Repsol YPF plans to use part of its projected capital expenditures in refining activities to complete, among other projects, a mild hydrocracking unit in Puertollano and a FCC feed pretreatment unit in La Coruña.

The most important projected investments in Repsol YPF’s Marketing business will be used to develop Repsol YPF’s network of service stations, reinforce the commercial link with the network in Argentina, expand networks in Brazil, Chile, Peru and Ecuador, and increase the number of stations directly managed by Repsol YPF in Spain.

Chemicals. Projected investments for Chemicals seek to grow Repsol YPF’s core chemicals activities, basic petrochemicals, polyolefins, propylene oxide and derivatives, and rubbers in our main strategic markets: the Mediterranean area, Latin America and the rest of Europe. Repsol YPF expects to attain this growth through capacity additions and new plants, as well as through improving existing plants’ efficiency. Expected return on capital employed for year 2005 is 15%, considering average margins over the petrochemical cycle.

Gas and Electricity. With respect to the Gas and Electricity segment, the largest amounts are expected to be dedicated to the development in Spain of infrastructure for the distribution of natural gas as well as to integration of the gas/electricity chain that includes electricity generating plants. In Latin America, investments are planned for the commercial expansion of natural gas markets, electricity-generation projects using gas from Repsol YPF’s own reserves and natural gas liquefaction projects in the area.

Back to Contents

Divestitures

The total amount of proceeds from significant divestitures undertaken by Repsol YPF is presented in the following table:

	2002	2001	2000

	(millions of euros)
Divestitures
Fixed assets	77	650	137
Financial assets	2,783	540	118
Other assets	16	47	10

Total divestitures(1)	2,876	1,237	265

(1)
Years 2000 and 2001 do not include net gains resulting from the sale of Exploration and Production assets of €301 million and €201 million, respectively. These gains were recorded under operating income for both years.

The main divestitures of financial assets in 2002 included the sale of 23% of Gas Natural for €2,008 million, 29.7% of CLH for €368 million, and the sales by Gas Natural of 59.1% of Enagas and 13% of Gas Natural México, representing revenues for Repsol YPF of approximately €220 million and €159 million, respectively.

During 2002, divestitures included the sale of assets in Indonesia for €671 million, the proceeds of which were not included in the table above as they were recorded as short-term financial investments as of December 31, 2001.

During 2001, divestitures of fixed assets included the sale of assets in Egypt for €432.3 million. Divestitures of financial assets included the sale of Electricidad Argentina, S.A. (EASA) for €218.6 million, Oleoducto Trasandino Chile, S.A. for €37.6 million, Oleoducto Trasandino Argentina, S.A. for €33.1 million, Inversora Distribución de Entre Ríos, S.A. for €23.4 million, Bitech, S.A. for €12.8 million and CLH’s participation in Petronor for €52.5 million. Additionally, Repsol YPF divested long-term financial instruments in the amount of €38.6 million.

These transactions were part of Repsol YPF’s financial flexibilization plans which have been undertaken since the acquisition of YPF.

In 2000, divestitures of fixed assets included €19 million received from the sale of CLH’s properties located in Valladolid, and €9 million obtained in the sale of two boats property of Petronor. Divested financial assets included Repsol YPF’s interest in Inverder, Ajax Corporation S.A. and Carless Refining and Marketing, B.V., in the amount of €23.4 million, €4.32 million and €64 million, respectively, as well as other long-term financial instruments sold for €6 million.

3.9	Research and Development

Repsol YPF intends to continue developing its potential for technological innovation consistently with its business growth. Repsol YPF’s research and development activities are aimed to both develop new products and production processes in areas where using proprietary technology provides a competitive advantage, and to provide the necessary support to incorporate technological improvements to existing products and processes. The goal is the continuous search for excellence in product quality and production costs. Repsol YPF also undertakes longer-term and riskier projects to evaluate the future potential of new technologies.

With these objectives in mind, in 2002 Repsol YPF opened its technology center in Móstoles (Madrid), one of the best technology centers in the international energy industry and which clearly reflects Repsol YPF’s commitment to research and development. This center houses all of Repsol YPF’s Research and Development and Technical Assistance facilities that were previously scattered throughout Spain. This center offers our researchers state-of-the-art facilities in terms of safety and health and environmental care, which are functional and flexible enough to undertake changes and development of future applications. The total cost of the design and construction of this center was €174 million. The center is staffed by almost 350 people and more than half of these employees hold higher education degrees and doctorates.

Back to Contents

In 2002, Repsol YPF’s spending on research, technology and engineering had increased to approximately €131 million euros from approximately €125 million in 2001. In 2000, Repsol YPF spent approximately €96.7 million on research, technology and engineering. In addition, Repsol YPF integrates its technology innovation activities with outside entities that operate in this sector, especially universities and research institutes, with which Repsol YPF has entered into more than 250 collaboration agreements. The objective of this policy is to take full advantage of readily available knowledge to avoid the inefficient use of our resources, and to achieve maximum flexibility in the use of global resources. We also encourage and promote, as a basic business strategy, the development of innovative projects in partnership with clients and other entities in the industry.

3.9.1	Upstream

Projects in Exploration and Production have focused principally on increasing oil recovery in oil fields, reducing production costs and minimizing the environmental impact of our operations. We keep our body of knowledge up to date through an active policy of dissemination of our best practices through new E-business applications.

3.9.2	Downstream

Worthy of mention in this segment is our investment in the technological support needed to make the necessary investments in our refineries to produce fuel for automobiles with the environmental quality required to meet the EU environmental regulations to be implemented in the five-year period starting in 2005. Repsol YPF has already undertaken such investments, well ahead of this deadline. Repsol YPF has also developed new and differentiated products, such as vegetable-based biofuels and the gasoline and lubricants for the motorcycles that were used in the World Championship.

In addition, Repsol YPF participates in the CUTE project, which evaluates the use of hydrogen as fuel for the first European fleet of urban buses fueled by new generation fuel-cells. The scale of this project will allow us to draw conclusions beyond the prototype stage.

In Chemicals, our development of proprietary technology over the last decade has added value to this business line in the form of, among others, processes for producing propylene-styrene oxide and hydrogenated rubber, agriculture plastics and new metallocene catalysts for the production of polymers.

Some of our research and development initiatives in the LPG segment are aimed at optimizing the productivity of our LPG activities, such as simulation models and distribution networks, the automation of storage and bottling facilities or, with respect to product utilization, projects to improve customer safety or find new applications for products.

3.9.3	Natural Gas and Electricity

During 2002, innovation efforts were focused on three areas: the improvement of consolidated technologies, the application of technologies in evolution and the participation in the development of new technologies of strategic interest.

In the distribution area, Repsol YPF initiated collaboration efforts with other European gas companies to develop high-resistance plastic pipelines in the short-term. Repsol YPF has participated in an European project to develop equipment that will directly determine the level of consumption in energetic units through laser technology, of which there are already prototypes.

In the utilization area, Repsol YPF is developing hybrid solutions that employ solar and thermal energy. Another important development in this area is the distributed electrical energy projects, which in addition to producing electrical energy of high quality at a competitive cost, will allow to take advantage of thermal excess, obtaining high global efficiency while significantly reducing contaminant emissions. Repsol YPF decided to study in detail the different technological solutions available.

Back to Contents

Repsol YPF continued with intensified efforts its technological exchange activities with other companies in the gas and power sector and has carried on its active participation in international research entities.

3.10	Recent Developments

3.10.1	Gas Natural’s Tender Offer for Iberdrola

On March 10, 2003, Gas Natural announced a €15.3 billion cash and stock tender offer for all of the outstanding shares of common stock of Iberdrola, S.A., the largest Spanish electricity company by market capitalization. Four of Repsol YPF’s directors appointed to the Board of Directors of Gas Natural, and an independent director, voted against this transaction. On March 11, 2003, the majority of the Board of Directors of Repsol YPF reaffirmed Repsol YPF’s position against the transaction. Repsol YPF and La Caixa have announced that they may renegotiate their shareholders’ agreement in respect of Gas Natural to adapt it to future circumstances. On April 30, 2003, the National Energy Commission denied authorization to Gas Natural to effect this tender offer, which has motivated the request by the Board of Directors of Gas Natural to the Spanish securities market regulator (the Comisión Nacional del Mercado de Valores or “CNMV”) for authorization to withdraw its proposed tender offer for the share capital of Iberdrola.

3.10.2	Repsol YPF guarantees loan to Bahía de Bizkaia Gas, S.L.

In March 2003 the European Investment Bank loaned €200 million to Bahía de Bizkaia Gas, Repsol YPF’s 25% affiliate, and MBIA Insurance Corporation guaranteed the loan. Repsol YPF guaranteed the obligations of Bahía de Bizkaia Gas under such loan and guarantee.

3.10.3	Repsol YPF creates Technical Committee to solve the consequences of the sinking of the Prestige oil tanker

In February 2003, the Spanish government appointed Repsol YPF to design a project to solve the problems originated by the sinking of the Prestige oil tanker in waters off Spain’s north-western coast, which resulted in one of the largest fuel oil spills ever. Repsol YPF has formed a working team composed of more than 15 experts, supported by all the technology units of Repsol YPF and its Móstoles technology center. In addition, Repsol YPF set up a Technical Committee to evaluate such project composed of 40 experts from companies with experience in deep waters such as BP, Eni, Petrobras, Statoil and TotalFinaElf. This Committee has announced a series of recommendations and put forward an action plan, with a timetable and an estimated budget for the operations that will take place this summer. On April 24, 2003, the Ministry of Science and Technology, the Sociedad de Salvamento y Seguridad Marítima and Repsol YPF entered into a cooperation agreement to address the environmental risks posed by the remaining fuel oil inside the Prestige’s tanks.

3.10.4	Repsol YPF increases its gas production in Trinidad and Tobago

Repsol YPF increased its gas production in Trinidad and Tobago after the third gas liquefaction train at the Atlantic LNG gas liquefaction plant started operations at the end of April 2003, two months ahead of schedule. Repsol YPF holds a 25% participating interest in this train. This has increased total installed production capacity at the LNG plants of Atlantic LNG to 13 billion cubic meters per year.

3.10.5	Repsol YPF increases its interest in Gas Natural

On May 7, 2003 Repsol YPF acquired ordinary shares of Gas Natural, raising its stake in Gas Natural to 25.02%.

3.10.6	Repsol YPF wins a new exploration contract in Libya

Repsol YPF has signed a contract with the Libyan National Oil Company (NOC) for the exploration of six blocks in Libya. Repsol YPF will act as the operator with a 60% stake and OMV will hold the remaining 40%. With the award of the concession for these exploration blocks (the so-called “package 1”), Repsol YPF has consolidated its position in the Murzuq Basin and initiated exploration activities in the Sirte Basin. The concession includes the M-1 block in the Murzuq Basin, blocks O9 and O10 in the Sirte Offshore Basin, block S36 in the Sirte Basin, and blocks K1 and K3 in the Kufra Basin. The contract contemplates the drilling of 12 exploration wells and the collection of 6,500 km. of seismic data over the next six years, and involves an estimated initial investment of approximately US$90 million. The M-1 block covers a surface area of 7,865 km2 and is estimated by the industry to have the highest potential of all the blocks tendered. This block lies adjacent to another block operated by Repsol YPF, the NC-115 block, on which the giant El-Sharara fields are located and which has a production of 200,000 barrels per day.

3.10.7	Repsol YPF and La Caixa renew their agreements on Gas Natural

On June 20, 2003, Repsol YPF and La Caixa further amended their Shareholders’ Agreement with respect to Gas Natural, dated January 11, 2000, through a Second Addendum to the Novation Agreement of May 16, 2002 (as first amended by an Addendum dated December 16, 2002). Pursuant to this Second Addendum, Repsol YPF and La Caixa agreed as follows:

•	to increase the number of members of the Board of Directors of Gas Natural to 17 members (six of which will remain independent) to include as a member Caixa de Catalunya, which holds, jointly with HISUSA Holding de Infraestructuras y Servicios Urbanos, S.A., an 8% interest in Gas Natural;

•	to propose at the Gas Natural annual general shareholders’ meeting the appointment of Enrique Locutura Rupérez, Corporate Director of Repsol YPF, to the Board of Directors of Gas Natural, with a view to his later appointment as CEO of Gas Natural;

•	to jointly agree, prior to its submission to the Board of Directors of Gas Natural, (i) the strategic plan of Gas Natural, which will include all decisions affecting the strategy of Gas Natural, (ii) the corporate structure of Gas Natural; (iii) the annual budget of Gas Natural; (iv) any business combinations and (v) any acquisition or disposal of strategic assets of Gas Natural; and

•	to increase the number of members of the Executive Committee of the Board of Directors of Gas Natural to eight, consisting of three proposed by each of Repsol YPF and La Caixa and two independent directors.

Back to Contents

4.     Directors, Senior Management and Employees

4.1	Directors and Officers of Repsol YPF

4.1.1	Board of Directors

As of April 2003 the members of the Board of Directors of Repsol YPF were as follows:

	Position	Year Appointed	Current Term Expires

Alfonso Cortina de Alcocer(1)	Chairman and Director	1996	2004
Manuel González Cid(1)(2)	Vice-Chairman and Director	2003	2004
José Vilarasau Salat(1)(5)	Vice-Chairman and Director	1996	2005
Antonio Hernández-Gil Álvarez-Cienfuegos(1)(3)	Vice-Chairman and Director	1997	2005
Ramón Blanco Balín(1)	Director and Consejero Delegado	2003	2007
Gonzalo Anes Álvarez Castrillón(3)	Director	1997	2004
PMI Holdings B.V.(1)(4)	Director	1990	2006
Juan Molins Amat(1)(3)	Director	1994	2006
Antonio Brufau Niubó(5)	Director	1996	2007
Ignacio Bayón Mariné(3)	Director	1997	2007
Marcelino Oreja Aguirre(3)	Director	2000	2006
Enrique de Aldama y Miñón(1)(3)	Director	1996	2006
Gregorio Villalabeitia Galarraga(2)	Director	2002	2007
Francisco Carballo Cotanda	Non-Director Secretary	1987	n/a

(1)	Member of the Management Committee (Comisión Delegada).
(2)	Appointed for membership by Banco Bilbao Vizcaya Argentaria, S.A.
(3)	Independent outside directors.
(4)	Raúl Muñoz Leos serves as representative of PMI Holdings, B.V. (a related company of PEMEX) on the Board of Directors of Repsol YPF.
(5)	Appointed for membership by La Caixa d’Estalvis i Pensions de Barcelona.

The principal business activities of the Directors of Repsol YPF performed outside Repsol YPF are:

Alfonso Cortina de Alcocer: Director of Institut Français du Pétrole, member of the Trilateral Commission, member of the International Advisory Board of Allianz AG, member of the International Advisory Board of Lafarge, member of the European Round Table of Industrialists and member of the Executive Committee of Fundación para la Innovación Tecnológica (COTEC).

Manuel González Cid: Chief Financial Officer of BBVA and Director of Banca Nazionale del Lavoro.

José Vilarasau Salat: Honorary President of La Caixa, President of the Fundación de La Caixa, President of the Sociedad de Aparcamientos de Barcelona, S.A., President of the Fundación del Liceo and President of the Board of the Fundación Universidad Abierta de Cataluña.

Antonio Hernández-Gil Álvarez-Cienfuegos: Professor of Civil Law, Attorney at Law, Director and Secretary of Banco Zaragozano and Secretary of the Governing Board of the Bar Association of Madrid.

Ramón Blanco Balín: Director of Gas Natural, Director of Enagas, Director of NH Hoteles and Director of ERCROS.

Back to Contents

Gonzalo Anes Álvarez Castrillón: Director of Cementos Pórtland; Vice President of the Fundación Duques de Soria.

Raúl Muñoz Leos: General Director of Petróleos Mexicanos.

Juan Molins Amat: General Director and Vice President of Cementos Molins S.A., President of Cementos Avellaneda S.A., President of Corporación Moctezuma, President of Privat Bank, Member of the Board of Directors of the Círculo de Economía, President of Fira 2000, Sponsor—Director of the Fundació Bosch i Gimpera and member of the Parc Científic de Barcelona.

Antonio Brufau Niubó: General Director of La Caixa Group, President of Gas Natural SDG S.A., Director of Acesa, Director of Caixa Holding, Director of Inmobiliaria Colonial, Director of Aguas de Barcelona and Director of Enagas.

Ignacio Bayón Mariné: President of Citroën Hispania S.A., President and Director of Planigesa, S.A. and President of Realia Business, S.A.

Marcelino Oreja Aguirre: President of the FCC Group, Director of Acerinox S.A., President of the Instituto de Estudios Europeos de la Universidad San Pablo C.E.U.

Enrique de Aldama y Miñón: Vice President of CEOE, Director of Corporación TECNOCOM and President of Build2edifica, S.A.

Gregorio Villalabeitia Galarraga: General Director of BBVA, Director of Telefónica, S.A. and Director of Gas Natural, S.D.G., S.A.

Spanish law permits limited liability companies to serve as members of the Board of Directors. A company serving in such a capacity must appoint a natural person to represent it at the meetings of the Board.

4.1.2	Management Committee (“Comisión Delegada”)

The Management Committee has been permanently delegated all the powers of the Board of Directors, except those which cannot by law be delegated. The Management Committee is responsible for reviewing important corporate and business issues. The Management Committee meets on a monthly basis and its minutes are presented to the Board of Directors.

The Management Committee is comprised of the Chairman and a maximum of seven members, consisting of executive directors, institutional outside directors and independent outside directors reflecting the relative weight of each type of director in the composition of the Board of Directors. The appointment of its members requires the vote of two thirds of the members of the Board of Directors.

Alfonso Cortina de Alcocer is the president of the Management Committee, and the other members are Manuel González Cid, José Vilarasau Salat, Antonio Hernández-Gil Álvarez-Cienfuegos, Ramón Blanco Balín, Raúl Muñoz Leos, as representative of PMI Holdings B.V., Juan Molins Amat and Enrique de Aldama y Miñón.

The Regulations that govern the Management Committee are set out in Repsol YPF’s bylaws and the Regulations of the Board of Directors.

4.1.3	The Audit and Control Committee (“Comisión de Auditoría y Control”)

The Audit and Control Committee performs the following functions:

•	Periodic inspection of the preparation of financial and economic information of Repsol YPF.

•
Formulation and submission to the Board of Directors, for its consideration and subsequent submission to the general shareholders’ meeting, of a proposal regarding the designation of the external auditors; and the renewal, termination and terms of their appointment; formulation of the scope of their work; monitoring Repsol YPF’s relationship with the external auditors; and assuring their independence.

•	Examination of Repsol YPF’s compliance with the law and the applicable internal rules.

Back to Contents

•	Supervision of internal financial control systems and the annual audit.

The Audit and Control Committee is comprised of a minimum of three directors appointed for a four-year term. As of April 4, 2003, the members of the Audit and Control Committee were Ignacio Bayón Mariné, Antonio Brufau Niubó and Marcelino Oreja Aguirre. The executive directors may not sit on the Audit and Control Committee.

On March 26, 2003, the Board of Directors approved the Regulations that govern the Audit and Control Committee.

4.1.4	Nomination and Compensation Committee (“Comisión de Nombramientos y Retribuciones”)

The Nomination and Compensation Committee of the Board of Directors, composed of three directors appointed for a four-year term, is responsible for the nomination of directors, director compensation policy and reporting on director compensation to the Board of Directors. The executive directors may not sit on the Nomination and Compensation Committee.

The members of the Nomination and Compensation Committee are Gonzalo Anes Álvarez-Castrillón, Antonio Hernández-Gil Álvarez-Cienfuegos and Gregorio Villalabeitia Galarraga.

On March 26, 2003, the Board of Directors approved the Regulations that govern the Nomination and Compensation Committee.

4.1.5	Strategy, Investment and Competition Committee (“Comisión de Estrategia, Inversiones y Competencia”)

The Strategy, Investment and Competition Committee was created on September 25, 2002 to inform and make proposals to the Board of Directors regarding relevant strategic decisions and investments in and divestments of assets of such value that require action by the Board of Directors. This Committee also oversees and guarantees compliance with antitrust rules and principles and informs the Board of Directors of such rules and principles. The Strategy, Investment and Competition Committee is comprised of a minimum of three directors appointed for a four-year term. The members of the Strategy, Investment and Competition Committee are Enrique de Aldama y Miñón, Juan Molins Amat and Raúl Muñoz Leos on behalf of PMI Holding BV.

On March 26, 2003, the Board of Directors approved the Regulations that govern the Strategy, Investment and Competition Committee.

4.1.6	Officers of Repsol YPF

The Chairman of Repsol YPF, in conjunction with the Executive Committee, manages Repsol YPF, aided by the Central Advisory Group. The Executive Committee was created in 1990 as the main executive body for the day-to-day business of Repsol YPF. It meets every two weeks. As of April 2003, the members of the Executive Committee of Repsol YPF and their respective positions with Repsol YPF were as follows:

Name	Position
Alfonso Cortina de Alcocer	Chairman and Chief Executive Officer
Ramón Blanco Balín	Chief Operating Officer and Consejero Delegado
Miguel Ángel Remón Gil	Executive Vice President Upstream
Juan Sancho Rof	Executive Vice President Downstream
Carmelo de las Morenas López	Chief Financial Officer
José Manuel Revuelta Lapique	Director Assistant to the Chairman

The following is a summary of the business experience and areas of expertise of the members of the Executive Committee.

Back to Contents

Alfonso Cortina de Alcocer: Chairman and Chief Executive Officer. In June 1996, he was appointed C.E.O. of Repsol YPF and in July 1999 C.E.O. of YPF. He is an Industrial Engineer and Graduated in Economics and Business. He has held several positions at Banco de Vizcaya Group (1968-1982) and at the Banco Hispano Americano Group (1982-1984). He was Vice President and Consejero Delegado of the Board of Directors, and President and Consejero Delegado of the Board of Directors of Portland—Valderribas, S.A. between 1984 and 1996. He is a member of the Board of Directors of various financial and industrial corporations and a member of other national and international institutions. See Section 4.1.1 “—Board of Directors” above.

Ramón Blanco Balín: Chief Operating Officer and Consejero Delegado. Before becoming Chief Operating Officer he was Repsol YPF’s Corporate Vice President and, prior to that, he was a member of Repsol YPF’s Board of Directors as well as President of the Audit Committee. He was coordinator of the Committee for the integration of Repsol YPF and YPF. In 1982 he won by selection process the position of Financial Inspector of the Government, and later on held different positions in the private sector in the areas of finance and taxes. He is a director of Gas Natural, Enagas, NH Hoteles and ERCROS.

Miguel Ángel Remón Gil: Executive Vice President of Upstream of Repsol YPF. In 1999 he was appointed Senior Vice President of Planning, Control and Strategy Development of Repsol YPF. In 1989 was appointed General Director of Planning and Control at Repsol YPF and since 1997 he has also been Manager of the Latin American area. From 1985 to 1999 he was Director of the Exploration and Production and Gas area of the Instituto Nacional de Hidrocarburos. He is a director of Gas Natural. He has spent his entire professional career in the energy sector.

Juan Sancho Rof: Executive Vice President of Downstream. He has been President of several Repsol YPF’s subsidiaries. Additionally, he is the Vice President of the European Petroleum Industry Association (EUROPIA). In 1966, he started his career in the oil industry as Director of Refining and Adjunct General Director of Petronor. He worked six years at the Junta de Energía Nuclear in the R&D and Test Plants departments.

Carmelo de las Morenas López: Chief Financial Officer of Repsol YPF. He graduated in Economics and Law. In 1989 he joined Repsol as General Director of Economics and Finance. He is also a member of the Board of Directors of the Britannia Steam Ship Association, Ltd. and of MUSINI. In 1979, joined the Empresa Nacional del Petróleo where he held the position of General Sub-Director for Finance during several years. He is a director of Gas Natural.

José Manuel Revuelta Lapique: Director Assistant to the Chairman. He holds a Doctorate in Economics and Business from Universidad Autónoma de Madrid (1979); Commercial Technician and Economist of the Spanish government (1981) and Professor of Applied Economy (1984). He was General Director of Structure at Grupo Prisa (1991) and has been the Director of the Yearbook “El País” since 1994. In 1996, he joined Repsol YPF as Director Assistant to the Chairman and in 1999 was appointed Corporate Director Assistant to the Chairman

Members of the Executive Committee of Repsol YPF do not serve for a predetermined term, but instead are employed for a period which is, in principle, indefinite until retirement, death or voluntary or involuntary termination.

Back to Contents

The Central Advisory Group provides management of the corporate operations of Repsol YPF. As of April 2003, the members of the Central Advisory Group of Repsol YPF and their respective positions with Repsol YPF were as follows:

Name	Position
Alfonso Cortina de Alcocer	Chairman and Chief Executive Officer
Ramón Blanco Balín	Chief Operating Officer and Consejero Delegado
Miguel Ángel Remón Gil	Executive Vice President Upstream
Juan Sancho Rof	Executive Vice President Downstream
Carmelo de las Morenas López	Chief Financial Officer
José Manuel Revuelta Lapique	Director Assistant to the Chairman
Fernando Cid García	Director of Real Estate Activities and General Services
Jesus Fernández de la Vega Sanz	Director of Human Resources
Antonio Gomis Sáez	Director of External Relations
Enrique Locutura Rupérez	Director of Shared Services
Luis Mañas Antón	Director of Planning and Control
Rafael Piqueras Bautista	Director of Legal Affairs

The following is a summary of the business experience and areas of expertise of the members of the Central Advisory group that are not members of the Executive Committee.

Fernando Cid García: Director of Real Estate Activities and General Services. Industrial Engineer. He joined Repsol YPF in September of 1999. Before joining Repsol YPF he held different managerial positions at construction and real estate companies.

Jesús Fernández de la Vega Sanz: Director of Human Resources. Graduated in Law from the Complutense University of Madrid, and in Comparative Law from the University of Strasbourg (France). In 1987 started his career in the human resources area as General Director of Human Resources of Repsol YPF. He was also General Director of employment for the Ministry of Labor.

Antonio Gomis Sáez: Director of External Relations. Graduated in Chemical Sciences. In 1974 he began his professional career in the refinery of EMP (today Repsol Petróleo) in Puertollano, Ciudad Real. In 1981 he was appointed Manager of the International Energy Agency (OECD) in Paris. In 1984 he joined the Ministry of Industry and Energy as Adviser to the General Secretary of Energy and Mineral Resources. He rejoined the National Institute of Hydrocarbons in 1986, where he was Area Director of International and Institutional Relations in Repsol YPF. In 1997 he was appointed General Director of Energy of the Ministry of Industry and Energy where he remained until May 2000.

Enrique Locutura Rupérez: Director of Shared Services. In 1989 he was appointed Director of the Exploration and Distribution Department of Repsol YPF, and in 1990 became Technical and Logistics General Director at CLH. He has also been Adjunct Director of Repsol Química, Vice President of Repsol Comercial and Adjunct Director of Petronor.

Luis Mañas Antón: Director of Planning and Control. He graduated in Economics and Law from the Universidad Autónoma de Madrid. Doctorate (Ph.D.) and Masters (M.A.) in Economics from the University of Chicago. He joined Repsol YPF in 1987, in 1990 was appointed Director of the Chairman’s Office. From 1996 to 2000 he served as Deputy Chief Financial Officer. He has taught at the University of Chicago, Universidad Complutense de Madrid and CEMFI.

Rafael Piqueras Bautista: Director of Legal Affairs. He holds a degree in Law. In 1990, he joined the Instituto Nacional de Hidrocarburos as Legal Director. At the end of 1999, he was appointed as Director of Legal Affairs of Gas, Electricity, Industrial and Real Estate of Repsol YPF.

4.1.7	Disclosure Committee (“Comité Interno de Transparencia”)

In November, 2002 Repsol YPF created a Disclosure Committee to perform, among other, the following functions:

Back to Contents

•	To monitor the overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance.

•	To direct and coordinate the establishment and maintenance of:

Procedures for the preparation of accounting and financial information to be approved and filed by Repsol YPF or which is generally released to the markets;

Internal control systems that are adequate and efficient to ensure that Repsol YPF’s financial statements included in annual and quarterly reports, as well as any accounting and financial information to be approved and filed by Repsol YPF, are accurate, reliable and clear;

Processes to identify risks to Repsol YPF’s businesses and activities that are significant and that may affect the accounting and financial information to be approved and filed.

•
To assume the functions that the laws of the United States and the SEC regulations applicable to Repsol YPF may attribute to a Disclosure Committee or Internal Committee of a similar nature, and especially those relating to the SEC regulations dated August 29, 2002 (“Certification of Disclosure in Companies’ Quarterly and Annual Reports” —SEC Release number 33-8124), in relation to the support for the certifications by Repsol YPF’s Chief Executive Officer and Chief Financial Officer as to the existence and maintenance by Repsol YPF of adequate procedures and controls for the generation of the information to be included in the annual report on Form 20-F, and other information of a financial nature.

•
To take on similar functions to those stipulated in the SEC regulations for a Disclosure Committee with regard to the existence and maintenance by Repsol YPF of adequate procedures and controls referring to the preparation and content of the information to be included in the annual financial statements (to be formulated by the directors in compliance with Spanish Company Law), and any accounting or financial information to be filed with the Spanish stock market authorities (the Comisión Nacional del Mercado de Valores), the Argentine stock market authorities (the Comisión Nacional de Valores de Argentina) and other regulators of the stock markets on which Repsol YPF’s stock is traded.

•	To review and supervise Repsol YPF’s procedures for the preparation and presentation of the following information:

Official notices to the Spanish stock market authorities, the SEC, the Argentine stock market authorities and other regulators of the stock markets on which Repsol YPF’s stock is traded.

Interim financial reports.

Press releases containing financial data on results, earnings, large acquisitions, divestments or any other information relevant to the shareholders.

General communications to the shareholders.

Presentations to analysts, investors, rating agencies and lending institutions.

•	To formulate proposals for a “Code of Ethics” and an “Internal code of conduct on the stock markets” that follows applicable rules and regulations or any other standards deemed appropriate.

•	To supervise any such Committee of a similar nature that YPF may set up as a company listed on a U.S. stock market.

The Disclosure Committee is composed of Carmelo de las Morenas López, Ramón Blanco Balín, Miguel Angel Remón Gil, Juan Sancho Rof, Jesús Fernández de la Vega, Antonio Gomis Sáez, Rafael Piqueras Bautista, Isidoro Mansilla Barreiro and Ángel Ramos Sánchez.

The Disclosure Committee is supervised by the Audit and Control Committee, the Chairman of the Board of Directors and the Chief Financial Officer, who sits as President of the Disclosure Committee.

Back to Contents

4.2	Compensation of Directors and Officers

Pursuant to Repsol YPF’s bylaws, an amount equivalent to 1.5% of Repsol YPF’s annual net income may be allocated to compensation of members of the Board of Directors. This amount may be allocated only after legal reserves, a minimum dividend of 4% and other required amounts have been provided for.

In 2002 and 2001, the members of the Board of Directors of Repsol YPF earned compensation of €4.97 million and €7.67 million, respectively, including payments relating to their membership of the Board of Directors and, where appropriate, to the directors’ employment relationships or the direct responsibilities they may have at different executive levels. The amounts earned in 2001 include the exercise of rights under the 1998 appreciation rights program.

The members of the Board of Directors of Repsol YPF who sat on the governing bodies of Repsol YPF companies were paid a total of €0.50 million and €0.73 million in 2002 and 2001, respectively, by these companies for the items described in the preceding paragraph.

The table below provides detailed information about the compensation earned by directors for their services as members of the Board of Directors and its committees during 2002.

	Board of Directors	Management Committee	Audit and Control Committee		Nominating and Compensation Committee		Strategy, Investment and Competition Committee		Total

	(euros)
Alfonso Cortina de Alcocer	127,519.74	127,519.74			26,566.61	(*)			281,606.09
Emilio Ybarra Churruca(1)	42,506.58	42,506.58			10,626.65				95,639.81
Juan Molins Amat	127,519.74	127,519.74			26,566.61	(*)	5,313.32	(**)	286,919.42
Antonio Hernández-Gil Álvarez-Cienfuegos	127,519.74	127,519.74			31,879.94				286,919.42
PMI Holdings	127,519.74	127,519.74	26,566.61	(*)			5,313.32	(**)	286,919.42
Enrique de Aldama y Miñón	127,519.74	127,519.74					5,313.32	(**)	260,352.80
José Vilarasau Salat	127,519.74	127,519.74							255,039.48
José Ignacio Goirigolzarri Tellaeche(2)	95,639.81	95,639.81							191,279.61
Antonio Brufau Niubó	127,519.74		31,879.94						159,399.68
Gonzalo Anes Álvarez Castrillón	127,519.74		26,566.61	(*)	5,313.32	(**)			159,399.68
Marcelino Oreja Aguirre	127,519.74		5,313.32	(**)					132,833.06
Ignacio Bayón Mariné	127,519.74		5,313.32	(**)					132,833.06
Gregorio Villalabeitia Galarraga(3)	116,893.10				5,313.32	(**)			122,206.42
José María Abril(4)	10,626.65								10,626.65
Robert Malpas(1)	42,506.58								42,506.58

(1) Until April 21, 2002
(2) Since April 21, 2002
(3) Since February 28, 2002
(4) Until January 30, 2002
(*) Until October 30, 2002
(**) Since November 1, 2002

Remuneration paid during 2002 and 2001 to the members of the Executive Committee (including persons who also sit on the Board of Directors) during such years was the following:

	2002(1)	2001

	(thousands of euros)

Salaries	4,032	4,500
Allowances	1,005	1,523
Variable remuneration(2)	1,251	5,295
Remuneration in kind	342	287

Total	6,630	11,605

(1)	Includes remuneration paid to the former Executive Vice Presidents of Chemicals and Gas and Electricity until they ceased being members of the Executive Committee in May 2002.
(2)	Includes, for the year 2001, the exercise of rights under Repsol YPF’s appreciation rights program of 1998.

Back to Contents

At December 31, 2002, the members of the Executive Committee that were granted rights under the 2000 medium and long-term incentive program (approved by the ordinary general shareholders meeting held on March 28, 2001) held rights over a total of 263,000 “theoretical shares” of Repsol YPF. See Section 4.4.1 “—Employees—Medium and Long-term Incentives—2000 Incentive Plan”.

The implementation of remuneration plans for members of the Board of Directors consisting of stock payments, stock options, as well as any other remuneration plan linked to the value of Repsol YPF’s shares, requires the prior approval by the general shareholder’s meeting. Prior approval by the general shareholder’s meeting is also required to implement remuneration plans for general managers and other high-ranking managers involved in the senior management of listed companies who report directly to the Board of Directors, relevant executive bodies of the Board of Directors or the consejero delegado of listed companies.

Remuneration paid during 2002 and 2001 to the members of the Central Advisory Group during such years (including persons who also serve on the Executive Committee) was the following:

	2002(1)	2001

	(thousands of euros)

Salaries	6,299	5,354
Allowances	972	846
Variable remuneration(2)	1,775	5,307
Remuneration in kind	543	342

Total	9,589	11,849

(1)	Includes remuneration paid to the former directors of E-Business and Institutional and Corporate Affairs until they ceased being members of the Central Advisory Group in April 2002.
(2)	Includes, for the year 2001, the exercise of rights under Repsol YPF’s appreciation rights program of 1998.

4.2.1	Other Compensation Costs

The total approximate annual cost to Repsol YPF during 2002 in connection with benefit pension plans for directors and officers was as follows:

•	€8,821 for the Board of Directors

•	€51,428 for the Executive Committee, and

•	€77,420 for the Central Advisory Group.

Repsol YPF has paid all contributions related to services rendered. The benefit pension plans for the members of the Executive Committee consists of a defined-contribution pension fund.

The total approximate cost of life and disability insurance premiums for members of the Executive Committee during 2002 was approximately €225,782.

Back to Contents

4.3	Share Ownership of Directors and Officers

The total number of shares owned by the members of the Board of Directors as of April 2003 was 508,373, which represents 0.0416% of the capital stock of Repsol YPF.

	Number of shares owned	Number of shares indirectly held				Number of shares
			Total shares	% total shares outstanding	Nominating shareholder	owned by nominating shareholder
						No.(1)%

Alfonso Cortina de Alcocer	424,000	—	424,000	0.0347	—		—	—
Ramón Blanco Balín	20,739	2,116	22,855	0.0019	—		—	—
Manuel González Cid	10	—	10	0.0000	BBVA	{	—	—
Gregorio Villalabeitia Galarraga	10	—	10	0.0000	BBVA	{	96,156,437	7.88	(2)
Gonzalo Anes Alvarez Castrillón	2,000	—	2,000	0.0002	—		—	—
PMI Holdings B.V.(3)	14,700	—	14,700	0.0012	PEMEX	{	58,679,800	4.81
Juan Molins Amat	8,044	—	8,044	0.0007	—		—	—
Antonio Brufau Niubó	3,950	—	3,950	0.0003	La Caixa	{	—	—
José Vilarasau Salat	3	—	3	0.0000	La Caixa	{	124,106,507	10.17	(4)
Ignacio Bayón Mariné	7,050	—	7,050	0.0006	—		—	—
Antonio Hernández-Gil Álvarez-Cienfuegos	—	—	—	—	—		—	—
Marcelino Oreja Aguirre	5,436	—	5,436	0.0004	—		—	—
Enrique de Aldama y Miñón	22,431	10,108	32,539	0.0027	—		—	—

(1)	Data obtained at the general shareholders’ meeting held on April 4, 2003.
(2)	An additional 0.29% is owned by BBVA through its wholly-owned subsidiary Corporación Industrial y de Servicios.
(3)	The beneficial owner of these shares is Petróleos Mexicanos, sole shareholder of PMI Holdings, B.V.
(4)	In addition, La Caixa has a 41.4% interest in Repinves, which holds a 5.63% interest in Repsol YPF.

The officers of Repsol YPF together own less than 1% of the outstanding shares of Repsol YPF. As of the latest practicable date, the total amount of voting securities owned by the directors and officers (including their immediate families) of Repsol YPF as a group was 568,924 ordinary shares, or 0.0466% of the total number of ordinary shares of Repsol YPF issued and outstanding.

4.4	Employees

As of December 31, 2002, Repsol YPF had 30,110 employees. The figures in the tables below at and for the years ended 2001 and 2000 include 100% of Gas Natural’s employees at such dates and for such periods. The figures at December 31, 2002 include 24% of Gas Natural’s employees at such date and the figures for the year ended December 31, 2002 include 100% of Gas Natural’s employees through May 2002 and 24% thereafter.

The following tables provide a breakdown of Repsol YPF’s employees by business segment as well as by geographic area, as of December 31, 2002, 2001 and 2000.

	2002	2001	2000

Employees by business segment
Exploration and Production	2,160	3,118	3,148
Refining and Marketing	20,391	20,838	22,901
Chemicals	2,494	2,602	3,046
Gas and Electricity	1,508	6,849	6,598
Other	3,557	2,045	1,501

Total	30,110	35,452	37,194

Back to Contents

	2002	2001	2000

Employees by geographic area
Spain	16,038	18,997	20,671
Rest of Europe	472	423	459
Latin America	13,350	14,796	14,640
North Africa and Middle East	96	173	348
Far East	5	918	938
Rest of the World	149	145	138

Total	30,110	35,452	37,194

The average payroll of Repsol YPF, by professional categories, for the last three years, is as follows:

	2002	2001	2000

Employees by professional categories
Officers	317	391	372
Middle Management	3,071	3,000	3,109
Technicians	10,387	12,930	12,123
Administrators	2,669	4,478	4,345
Operations staff	16,158	16,711	17,438

Total	32,602	37,510	37,387

The following table provides a breakdown of the average permanent and temporary employees of Repsol YPF for the last three years:

	2002	2001	2000

Permanent and temporary employees
Permanent	29,933	34,577	34,739
Temporary	2,669	2,933	2,648

Total	32,602	37,510	37,387

Repsol YPF negotiates collective labor agreements for each of its operating subsidiaries.

The principal unions in Spain are U.G.T. (Unión General de Trabajadores) and CC.OO. (Comisiones Obreras). Other unions with a significant representation in Spain are: C.T.I. (Confederación de Trabajadores Independientes), T.U. (Trabajadores por la Unidad), ELA- STV (Euzko Langilleen Alkartasuna-Solidaridad de Trabajadores Vascos) , SITRE (Sindicato Independiente de Trabajadores de Repsol Exploración) and C.I.G. (Confederación Intersindical Galega).

On December 31, 2001, the Second Master Agreement with the most important unions representing Repsol YPF employees in Spain expired. On April 11, 2002, negotiations for a new Master Agreement were suspended until the last quarter of 2002. In September 2002, negotiations were resumed and an agreement was reached to peg salaries to the wholesale price index. In February 2003, the Third Master Agreement was agreed for a term expiring in December 31, 2005. It is estimated that the Third Master Agreement will cover approximately 12,300 employees in Spain.

On December 31, 2002, the labor force adjustment plan affecting the employees not covered by collective bargaining agreement of eleven subsidiaries of Repsol YPF expired.

In Argentina, YPF has three collective bargaining agreements, signed in October and November of 2001, covering 3,333 employees active in refining, production, service stations and LPG. With regard to refining, production and service stations, the collective bargaining agreement, which only applies to YPF, was successfully negotiated and executed in October of 2001, with a term expiring on December 31, 2004. The collective bargaining agreement covering LPG employees is binding on the various LPG companies and is negotiated by a commercial chamber representing all the incumbent companies with the participation of Repsol YPF Gas. The collective bargaining agreement was adopted in the second half of 2001 and will be effective until June 2003. Repsol YPF believes that this agreement is characterized by its focus on cost control. With these agreement, Repsol YPF has achieved the objective of consolidating its labor relations.

Back to Contents

YPF employees are primarily represented by the SUPEH (Federación de Sindicatos Unidos Petroleros e Hidrocarburíferos). Repsol YPF Gas’ employees are primarily represented by the FASP and G.P. (Federación Argentina Sindical del Petróleo y Gas Privados).

The new government of Argentina enacted labor regulations pursuant to which employees terminated without cause within the first 180 days of 2002 would be entitled to twice the indemnification they would normally be entitled to by law. The application of these regulations, which aimed to prevent further increases in unemployment, was extended until March 2003. With a view to mitigating the effects of the 41% surge in retail prices in Argentina, YPF agreed with the labor unions with which it negotiated the three collective bargaining agreements, a series of salary increases for many YPF employees.

Repsol YPF’s labor-related costs for the past three years have been as follows:

	2002	2001	2000

	(millions of euros)

Labor-related costs
Salaries	869	1,328	1,284
Benefits	292	404	364

Total	1,161	1,732	1,648

Average cost per employee (euros)	35,584	46,173	44,079

Extraordinary expenses in connection with labor force restructuring were €54 million in 2002, €103 million in 2001 and €201 million in 2000. For a detailed discussion of Repsol YPF’s extraordinary expense related to labor force restructurings, see Section 3.6 “Operating and Financial Review and Prospects—Extraordinary Income (Loss)—Labor force restructuring.” Repsol YPF recorded labor force restructuring provisions of €17 million, €65 million and €140 million and in 2002, 2001 and 2000, respectively.

Repsol YPF has defined contribution pension plans in place for employees of its principal operating subsidiaries, Repsol Petróleo, S.A., Repsol Comercial de Productos Petrolíferos, S.A., Repsol Exploración, S.A., Repsol Química, S.A., Repsol Butano, S.A. and Repsol YPF Lubricantes y Especialidades, S.A. Under Spanish law, participation in the plans is open to all employees and participation is subject to a maximum contribution.

In connection with the incorporation of RYLESA (resulting from the merger of Repsol Distribución S.A., Repsol Derivados S.A. and Repsol Productos Asfálticos S.A.), a new pension plan was set up in 2002 for all the employees of RYLESA which integrates and replaces the pension plans of Repsol Distribución and Repsol Derivados.

YPF also has a defined contribution pension plan for employees of its main subsidiaries (YPF, OPESSA, Repsol YPF Gas) under which YPF makes matching contributions up to a defined limit. Contributions to pension funds with insurance companies contracted under YPF’s pension scheme have been suspended due to the impact of the Argentine economic crisis on the pension funds managed by such insurance companies. However, Repsol YPF is still making contributions and depositing salary withholdings in accounts held by Repsol YPF.

In 2002 and 2001, the total annual cost to Repsol YPF of maintaining these plans were €25 million and €26 million, respectively.

Maxus Energy Corporation (a YPF subsidiary) has a number of trustee noncontributory pension plans covering substantially all full-time employees. The benefits provided by these plans are based on the number of years of employment and the compensation earned during those years. This company has other noncontributory pension plans for executive officers, select key employees and former employees of the Maxus Group. Maxus also grants benefits for health care, life insurance and other social benefits to some of its employees who retire early. The amounts payable accrue over the employee’s years of service. In relation to these programs, in 2002 an extraordinary expense of €41 million was recorded to cover the shortfall between the existing provision and the guaranteed benefits.

Back to Contents

4.4.1	Medium and Long-term Incentives

Since 2000, the Nomination and Compensation Committee of the Board of Directors has implemented a loyalty program for management and extendable to other employees with responsibility at various levels over the corporate affairs of Repsol YPF, consisting of a medium- and long-term incentive program linked to the appreciation of the shares of Repsol YPF over a certain period of time and conditional upon continued employment of the beneficiaries on the relevant exercise dates. Under this loyalty program, compensation plans were implemented in 2000, 2001 and 2002. These plans are designed to align the interest of management and other personnel with the interests of shareholders and encourage management’s continuity in Repsol YPF, amid an increasingly competitive job market.

Beneficiaries of these plans receive a cash amount determined by a theoretical number of shares to which they are entitled under the plans and the appreciation of Repsol YPF’s shares on the Automated Quotation System over a reference price.

2000 Incentive Plan

Compensation paid under this plan is structured in two tranches as follows:

•
In the first tranche, which consists of 1,816,515 theoretical shares, beneficiaries receive a cash amount equal to the number of theoretical shares eligible for exercise multiplied by the excess, if any, of the price of the ordinary shares of Repsol YPF on the Automated Quotation System on the exercise dates detailed below over a reference price of €16.40 per share.

•
In the second tranche, which consists of 1,816,515 theoretical shares, beneficiaries receive a cash amount equal to the number of theoretical shares eligible for exercise multiplied by the excess, if any, of the price of the ordinary shares of Repsol YPF on the Automated Quotation System on the exercise dates detailed below over a reference price of €24.60 per share.

Beneficiaries may exercise their rights under this plan as follows:

From March 1, 2002, beneficiaries may exercise up to one third of the theoretical shares of each tranche to which they are entitled.

From March 1, 2003, beneficiaries may exercise up to two thirds of the theoretical shares of each tranche to which they are entitled (including theoretical shares already exercised).

From March 1, 2004, beneficiaries may exercise all the theoretical shares to which they are entitled and have not previously exercised. Beneficiaries must exercise all the theoretical shares to which they are entitled no later than December 2004.

2001 Incentive Plan

Compensation paid under this plan is structured in two tranches as follows:

•
In the first tranche, which consists of 1,644,243 theoretical shares, beneficiaries receive a cash amount equal to the number of theoretical shares eligible for exercise multiplied by the excess, if any, of the price of the ordinary shares of Repsol YPF on the Automated Quotation System on the exercise dates detailed below over a reference price of €15.00 per share.

•
In the second tranche, which consists of 1,644,243 theoretical shares, beneficiaries receive a cash amount equal to the number of theoretical shares eligible for exercise multiplied by the excess, if any, of the price of the ordinary shares of Repsol YPF on the Automated Quotation System on the exercise dates detailed below over a reference price of €22.00 per share.

Back to Contents

Beneficiaries may exercise their rights under this plan as follows:

From June 1, 2003, beneficiaries may exercise up to one third of the theoretical shares of each tranche to which they are entitled.

From March 1, 2004, beneficiaries may exercise up to two thirds of the theoretical shares of each tranche to which they are entitled (including theoretical shares already exercised).

From March 1, 2005, beneficiaries may exercise all the theoretical shares to which they are entitled and have not previously exercised. Beneficiaries must exercise all the theoretical shares to which they are entitled no later than December 2005.

The general shareholders’ meeting held on April 21, 2002 approved this plan and vested authority in the Board of Directors to issue debentures convertible into ordinary shares of Repsol YPF to hedge market risk exposure to this plan. As of the date of this annual report, the authority vested in the Board of Directors to issue such convertible debentures had expired unexercised.

2002 Incentive Plan

Compensation paid under this plan is structured in two tranches as follows:

•
In the first tranche, which consists of 3,182,456 theoretical shares, beneficiaries receive a cash amount equal to the number of theoretical shares eligible for exercise multiplied by the excess, if any, of the price of the ordinary shares of Repsol YPF on the Automated Quotation System on the exercise dates detailed below over a reference price of €13.00 per share.

•
In the second tranche, which consists of 3,182,456 theoretical shares, beneficiaries receive a cash amount equal to the number of theoretical shares eligible for exercise multiplied by the excess, if any, of the price of the ordinary shares of Repsol YPF on the Automated Quotation System on the exercise dates detailed below over a reference price of €18.00 per share.

Beneficiaries may exercise their rights under this plan as follows:

From March 1, 2004, beneficiaries may exercise up to one third of the theoretical shares of each tranche to which they are entitled.

From March 1, 2005, beneficiaries may exercise up to two thirds of the theoretical shares of each tranche to which they are entitled (including theoretical shares already exercised).

From March 1, 2006, beneficiaries may exercise all the theoretical shares to which they are entitled and have not previously exercised. Beneficiaries must exercise all the theoretical shares to which they are entitled no later than December 2006.

At December 31, 2002 and 2001, Repsol YPF recorded expenses related to these compensation plans of €4.9 million and €0.5 million, respectively, under the “Personnel expenses” caption of the consolidated income statement. At December 31, 2002, Repsol YPF had arranged transactions linked to the price of Repsol YPF ordinary shares on a total of 8,702,483 shares, which will be net settled in cash at an exercise price of €12.61 and mature on June 9, 2003. On the basis of the fair value of these transactions as of December 31, 2002, Repsol YPF recorded a €0.075 million financial expense.

Back to Contents

In December 2000, 2001 and 2002, the Board of Directors of Gas Natural approved a medium- and long-term cash incentive program for a group of senior executives, linked to the appreciation of Gas Natural’s ordinary shares. Participation in the plan is conditioned upon continued employment while the incentive program is in place. Participants may cumulatively exercise up to one third of their rights with respect to the shares previously assigned to them each year, at a fixed reference price, at fixed exercise dates. In order to meet any obligations under these plans, Gas Natural has purchased call options on its ordinary shares, as set forth in the table below:

Compensation Plan	Number of Shares	Premium

		(millions of euros)

Year 2000	256,187	1.6
Year 2001	255,202	2.0
Year 2002	279,411	1.9

The cost of these options was recorded under the “Personnel Expenses” caption of the consolidated income statement.

5.     Major Shareholders and Related Party Transactions

5.1	Major Shareholder of Repsol YPF and Restrictions on Certain Transactions

5.1.1	Major Shareholders

Repsol YPF’s reference shareholders beneficially owned the following number of ordinary shares of Repsol YPF as of the date of the latest general shareholders’ meeting, held on April 4, 2003:

•
Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”). BBVA holds 7.88% (96,156,437 shares) directly and 0.29% (3,549,013 shares) through its wholly-owned subsidiary Corporación Industrial y de Servicios. On February 22, 2000 BBVA filed with the U.S. Securities and Exchange Commission a Schedule 13D reporting ownership of 9.55% of the issued and outstanding shares of Repsol YPF. At April 21, 2002, BBVA held 8.03% of Repsol YPF.

•
La Caixa d’Estalvis i Pensions de Barcelona. La Caixa holds 10.17% (124,106,507 shares) through La Caixa Holdings. In addition, La Caixa has a 41.4% interest in Repinves, which holds a 5.63% interest in Repsol YPF. On December 28, 2000, the State Secretary of Economy authorized La Caixa to increase its interest in Repsol YPF to 15%.

•	Repinves. Repinves, which is jointly owned by La Caixa, Caja de Cataluña and Caja de Guipuzcoa, holds 5.63% (68,742,099 shares).

•
Petróleos de México. Petróleos de México holds its 4.81% interest (58,679,800 shares) in Repsol YPF through PMI Holdings B.V., a company in which it is the sole shareholder, and The Strategic Management Company. All shares of Repsol YPF held by PMI Holdings B.V. have been pledged as collateral.

Additionally, as of April 4, 2003, the following shareholders held greater than 3% of the outstanding shares of Repsol YPF:

•
Brandes Investment. Brandes Investment holds indirectly a 9.37% beneficial interest (114,380,068 shares) in Repsol YPF. At December 31, 2001, Brandes Investment Partners, L.P. held a 6.7% ownership interest in Repsol YPF. On April 12, 2002, Brandes Investment, L.P. filed with the U.S. Securities and Exchange Commission a Schedule 13G reporting beneficial ownership of 10.7% of the issued and outstanding shares of Repsol YPF at March 31, 2002. On February 14, 2003, Brandes Investment Partners, LLC filed with the U.S. Securities and Exchange Commission a Schedule 13G reporting beneficial ownership of 10.3% of the issued and outstanding shares of Repsol YPF at December 31, 2002, in which Brandes Investment Partners, LLC certified that it had acquired such shares in the ordinary course of business and had not acquired and was not holding such shares for the purpose of or with the effect of changing or influencing the control of Repsol YPF or in connection with or as a participant in any transaction having that purpose or effect.

Back to Contents

•
Iberdrola, S.A. Iberdrola holds 3.27% (39,886,470 shares). On May 31, 1999 Iberdrola notified the CNMV that it acquired a 3.59% stake in Repsol YPF. On December 5, 2001, Iberdrola announced its intention to sell its 3.27% participation in Repsol YPF through 3- year maturity zero coupon bonds convertible into shares of Repsol YPF. Iberdrola holds the 3.27% interest in Repsol YPF only in connection with the conversion of such bonds in December 2004.

5.1.2	Restrictions on Certain Transactions

By law, the prior administrative approval of the Ministry of Industry and Energy of Spain is required for certain transactions involving Repsol YPF, including:

•	voluntary winding-up or change of corporate purpose;

•	merger or spin-off;

•
disposal of, or imposition of liens on, any oil or gas reserves and refineries located in Spain, any natural gas and petroleum products storage facilities as well as certain LPG bottling and storage facilities and any pipelines;

•
disposition by Repsol YPF of, or imposition of liens on, shares, or securities convertible into shares, of certain of Repsol YPF’s subsidiaries, including Repsol Exploración, Repsol Petróleo, Repsol Comercial de Productos Petrolíferos, Repsol Butano, Repsol Investigaciones Petrolíferas and Petronor; and

•
the acquisition, whether direct or indirect, of shares, or securities convertible into shares, representing at least 10% of the capital stock of Repsol YPF or any of the subsidiaries referred to in this paragraph. See Section 8.1.10 “Additional Information—Memorandum and Articles of Association—Limitations on Transactions.”

For additional information related to certain restrictions affecting the acquisition of ordinary shares of Repsol YPF, see Section 8.1.10 “Additional Information—Memorandum and Articles of Association— Limitations on Transactions.”

5.2	Related Party Transactions

Repsol YPF regularly engages in arm’s-length transactions with some of its related parties, including significant shareholders, related to financing activities in the ordinary course of business.

On December 31, 2001, YPF entered into a forward oil sale agreement with Repsol YPF providing for the forward sale of a fixed quantity of certain types of crude oil to be delivered monthly during seven years. The agreement was assigned to Hydrocarbons Traders Corp. (HTC) on the same date. In December 2002, in connection with the refinancing of FOS III, HTC assigned the agreement to Oil International Limited (OIL). Also as part of this refinancing, HTC repurchased its outstanding preferred shares, which had been originally purchased by Banco Zaragozano, a Spanish banking institution, and repaid the debt outstanding under a credit agreement in which BBVA was the sole lender. See Section 3.8.1.2 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Transactions With Unconsolidated Special Purpose Entities—Forward Oil Sale Agreements.”

HTC had also entered into a marketing agreement for the sale of the crude oil with Repsol YPF Trading & Transport, S.A. (RYTTSA), a consolidated subsidiary of Repsol YPF. This agreement was terminated in December 2002. Under the marketing agreement, RYTTSA acted as agent for HTC to arrange for the sale of the crude oil delivered to HTC by YPF.

HTC had also entered into an oil price hedging agreement under which it would receive a fixed price and would pay variable market prices. We understand that BBVA guaranteed HTC’s obligations under its hedging agreement. YPF in turn had entered into a separate oil price hedging agreement under which YPF would pay a fixed price and would receive variable market prices. Repsol YPF guaranteed YPF’s obligations under the hedging agreement. These hedging agreements were terminated in December 2002.

Back to Contents

5.3	Interest of Management in Certain Transactions

At December 31, 2002 loans by Repsol YPF to its senior management totaled approximately €1,283 thousand and bore interest at an average rate of 4.25%. The amounts and recipients of such loans were as follows:

Thousands of euros
Executive Vice President Upstream	318
Executive Vice President Downstream	44
Director of Human Resources	112
Chief Financial Officer	11
Director of External Relations	278
Director of Planning and Control	101
Director of Legal Affairs	419

Total	1,283

6.     Financial Information

6.1	Financial Information

See Item 13 for our Consolidated Financial Statements.

6.2	Legal Proceedings

Repsol YPF does not believe that there are any legal or other proceedings pending to which Repsol YPF or any of its subsidiaries is a party or of which any of their property is subject which, individually or in the aggregate, could reasonably be likely to result in a material adverse effect on Repsol YPF’s business, financial condition or results of operations.

Repsol YPF does, however, note the following legal proceedings:

Spain

In 1993, a preliminary investigation was launched into a fuel leakage from the San Fernando service station, owned by Repsol Comercial de Productos Petrolíferos, S.A.(“RCPP”). RCPP and CLH, as they will be held liable in tort for any damages and environmental violations that may be ascertained following the investigation, have agreed to equally share all such liabilities. Mussini, Repsol YPF’s insurer, has posted collateral of approximately €1.3 million for the estimated cost of any remediation works. In addition, the owners of the property adjacent to the San Fernando service station have sued RCPP, CLH and the San Fernando service station claiming compensation of €148.2 for each day that remediation works are carried out in the site and €2.7 million for alleged damages resulting from a real estate transaction that failed due to the fuel leakage. Repsol YPF believes that both actions in connection with this matter will be dismissed.

Argentina

Under the Privatization Law of YPF, the Argentine government assumed certain obligations of YPF as of December 31, 1990. Decree 546/93, concerning the Privatization Law, set forth limitations concerning legal fees and expenses in connection with these liabilities. The Argentine government will assume these costs as long as the fees and expenses agreed upon are fixed and are not contingent upon the amounts in dispute. YPF is required to keep the Argentine government apprised of any claim against YPF arising from the obligations assumed by the Argentine government.

YPF has been sued by former employees who were laid off as a result of personnel reductions in connection with the privatization of YPF. Repsol YPF believes that proper reserves have been made in connection with these contingencies. Repsol YPF does not expect the outcome of these lawsuits to have a material adverse effect on its financial condition or future results of operations.

Back to Contents

On January 2003, Candlewood Timber Group LLC, a subsidiary of Forestal Santa Barbara S.R.L., sued Pan American Energy LLC, the operator of the joint venture that operates the current exploitation concession in the Acambuco area, claiming damages to its forestry business in the Acambuco area, allegedly resulting from, among others, uncontrolled clearing of forest vegetation and soils and destruction of thousands of valuable hardwood trees by the joint venture. If the claims are sustained, and absent a finding of gross negligence by the operator, YPF, as a 22.5% partner in the joint venture, would be held liable in such proportion. The plaintiff is also asking that the joint venture undertake environmental remediation action to clean up the affected sites. Although the amount of complaint has not been established yet, in January 2002 Forestal Santa Barbara sent a letter to the operator of the joint venture claiming compensation of Ps.50 million (approximately US$14.84 million).

In January 2003, the Argentine National Commission for the Defense of Competition notified YPF of the launch of a formal investigation into alleged anticompetitive practices by YPF in connection with sales of LPG in the domestic and the export market at different prices between October 1997 and March 1999.

On December 9, 2002, YPF filed a declaratory judgment action (Acción Declarativa de Certeza) before an Argentina federal court requesting clarification as to the uncertainty generated by opinions and statements of several organizations providing official advice that the right of the hydrocarbon industry to freely dispose of up to 70% of foreign currency proceeds from exports of hydrocarbons products and by-products, as provided by Executive Decree 1589/89, had been implicitly abolished by the new exchange regime established by Executive Decree 1606/02. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF’s access to and use of 70% of the foreign exchange proceeds from its hydrocarbon exports. Resolution of an appeal filed by the Central Bank and the Ministry of the Economy against this injunction is still pending before the Federal Court of Appeals. Following the enactment of Decree No. 2703/02 in December 2002, YPF expanded the object of the declaratory judgment action before the federal court to clear any doubts and uncertainty arising after the enactment of this Decree. See Section 2.3.2.10 “Information on Repsol YPF—Regulation of the Petroleum Industry—Argentina—Repatriation of Foreign Currency.” YPF will maintain its position before the Federal Court of Appeals without prejudice to any other related actions it may take in order to protect its rights.

The Argentine provinces where oil and gas production activities are carried out have objected to the US dollar/peso exchange rates applied by oil producers, including YPF, to the payment of hydrocarbon royalties. Only the province of Chubut has specified the amount of the claim so far (Ps.7 million, approximately US$2.08 million).

In October 2002, Autogas, S.A. sued YPF and Repsol YPF Gas claiming Ps.117.13 million (approximately US$34.76 million) for damages allegedly suffered as a result YPF’s abuse of its dominant market position, contractual breaches and violation of trademark legislation between 1994 and 1997. YPF has estimated the potential liabilities that may result from this suit at Ps.7 million (approximately US$2.08 million).

In May 2002 the Centro de Retirados de la Armada Nacional sued Repsol YPF seeking that it remediate alleged environmental damages in Rio de La Plata, Rio Santiago and Pluma Rio Santiago due to water contamination allegedly caused by the operations of the La Plata refinery. The complaint estimates the cost of compliance at US$1,391 million. YPF believes that the majority of environmental damages alleged by the plaintiff, if proven, would be attributable to events that occurred prior to YPF’s privatization and would therefore be the sole responsibility of the Argentine government in accordance with the Privatization Law of YPF. The complaint has not yet been served.

In April 2002 the Sub-secretary of Energy for the Province of Neuquén imposed a fine on YPF of Ps.27 million (approximately US$8.01 million), including penalties and interest, for excess gas venting in the Loma La Lata, Cerro Bandera and Filo Morado gas fields, between 1995 and 1997. YPF has appealed the fine.

EDF Internacional S.A. (“EDF”) has initiated an international arbitral proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A., Repsol YPF and YPF. EDF claims from Repsol YPF and YPF the payment of US$69 million (€66 million). EDF claims that under a Stock Purchase Agreement dated March 30, 2001 among Endesa Internacional, S.A. and Astra Compañía Argentina de Petróleo, S.A., as sellers, and EDF, as purchaser, with respect to shares of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte, S.A., EDF is entitled to an adjustment in the purchase price it paid due to changes in the exchange rate of the Argentine peso which EDF considers started prior to December 31, 2001. YPF’s position is that the change in the exchange rate did not occur prior to January, 2002 and, therefore, EDF is not entitled to the purchase price adjustment. YPF has also lodged a counterclaim against EDF in the amount of US$13.85 million as a purchase price adjustment. YPF’s management believes that EDF’s position is without merit.

Back to Contents

An action has been brought against YPF for a total amount of US$457,081,000 by the Confederación Indígena del Neuquén, the Agrupación Mapuche Paynemil, the Agrupación Lof Comunidad Kaxipayiñ and 95 individuals members of these associations. Plaintiffs claim damages for contractual termination and damages caused from hydrocarbon exploration and exploitation activities in the Loma La Lata-Sierra Barrosa site in the Province of Neuquén. The claim is based on alleged damages caused to the Mapuche native community and culture, as well as physical and psychological health impairments, sites contamination, environmental and moral damages. US$306,981,000 out of the total amount claimed is stated to be for remediation purposes. YPF has notified the Argentine Government of this lawsuit pursuant to the Privatization Law of YPF. YPF considers this suit to be without merit.

On March 22, 1999, YPF received notification from the Argentine Secretary of Industry, Commerce and Mining with regard to an investigation conducted by the National Commission for the Defense of Competition in connection with anti-competitive practices by YPF. The alleged practices consisted of differences in YPF’s LPG prices in the Argentine and export markets from 1993 to 1997. The Secretary of Industry, Commerce and Mining imposed on YPF a fine of Ps.109.6 million. YPF filed an appeal to the Secretary’s notification with the National Commission for the Defense of Competition, which appeal will be heard by the National Economic Criminal Court of Appeal (Cámara Nacional de Apelaciones en lo Penal Económico). On November 24, 2000, the National Economic Criminal Court of Appeal, in a split decision, confirmed the fine imposed by the Secretary of Industry, Commerce and Mining. YPF filed an extraordinary appeal with the Argentine Supreme Court, which on December 19, 2000, declined to hear the appeal. On January 5, 2001, YPF filed with the National Commission for the Defense of Competition, a petition to suspend the fine imposed. Additionally, on February 9, 2001, YPF appealed the denial of extraordinary appeal to the Argentine Supreme Court. In July, 2002 the Argentine Supreme Court dismissed the appeal and YPF paid a fine of Ps.109.6 million (approximately €31.5 million).

United States

The following is a brief description of certain potential environmental and other liabilities of Maxus Energy Corporation (“Maxus”, a subsidiary of YPF), which became an indirect subsidiary of Repsol YPF after the acquisition of YPF, which mostly arise in connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”), to a subsidiary of Occidental Petroleum Corporation (“Occidental”) in 1986. Under the stock purchase agreement related to that sale, Maxus assumed certain liabilities related to past operations of Chemicals. As of December 31, 2002, Maxus had established reserves in the amount of approximately €75 million to cover all material contingencies related to the environmental liabilities assumed under the stock purchase agreement. Maxus believes that these reserves are adequate to cover all material contingencies to the extent that they are probable and reasonably estimable. Nevertheless, changes in the current circumstances, including the assessment of natural resources damages could result in increase of these liabilities in the future.

On or about September 25, 2002, Occidental sued Maxus and Tierra Solutions, Inc. (“Tierra”, a subsidiary of YPF) in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that (a) said agreement contains a 12-year cut- off date for defense and indemnity with respect to most litigation, and (b) Tierra is not a party to said agreement. Maxus and Tierra do not believe Occidental’s claims have substantial merit. In this regard, on June 9, 2003 the U.S. Supreme Court affirmed, by a four to four vote, a decision of the Second Circuit Court of Appeals which held that the 1984 settlement of the claims of Vietnam veterans does not preclude certain Vietnam veterans from asserting claims alleging injury due to Agent Orange exposure. While Maxus believes that there are a number of valid defenses to any claims that may be asserted by Vietnam veterans who are not bound by the terms of the 1984 settlement, it also believes that Occidental is responsible for any Agent Orange lawsuits filed after the September 4, 1998 cut-off date.

Back to Contents

Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to Chemical’s former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that the older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediment deposits. As agreed with Maxus, Tierra is conducting further testing and studies pursuant to an agreement with the U.S. Environmental Protection Agency (the “EPA”) to characterize contaminated sediment and biota, as well as the stability of the sediments, in a six-mile portion of the Passaic River near the plant site. Maxus expects to complete these tests and studies in 2003 at a cost of approximately €3 million after December 31, 2002. Maxus cannot reasonably forecast what regulatory program, if any, will be proposed for the Passaic River or the Newark Bay watershed and, therefore, cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that additional work, including interim remedial measures, may be ordered with respect to the Passaic River.

Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey. According to the New Jersey Department of Environmental Protection and Energy (the “DEP”), wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. Tierra pursuant to an agreement with Maxus, is performing investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. While Tierra has participated in the cost of studies and is implementing interim remedial actions and conducting remedial investigations, the ultimate cost of remediation is uncertain. As of December 31, 2002, Maxus had reserved US$32.9 million (€32 million) for the estimated cost of the investigations and remedial work to be performed. In addition, the DEP has indicated that it expects Occidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called “orphan” chrome sites located in Hudson County, New Jersey. In that regard, Occidental and Maxus have declined participation as to those sites for which Maxus believes that there is no evidence of residue generated by Chemicals.

Chemicals has also been designated as a potentially responsible party by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous potentially responsible parties have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. Although potentially responsible parties are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other potentially responsible parties and, as a practical matter, cost sharing between them is usually effected by agreement. At a number of these sites, the ultimate response cost and Chemicals’ share of such costs cannot be estimated at this time. YPF Holdings Maxus has reserved for its estimated share of costs related to these sites, where such costs are both probable and reasonably estimable.

In September 2002, Occidental filed a lawsuit in state court in Dallas, Texas seeking a declaratory judgment that Maxus and Tierra are obliged, under the terms of the sale agreement of Chemicals, to indemnify Occidental against certain liabilities related to activities carried out or obligations incurred by Chemicals prior to its sale to Occidental, including certain claims associated with the manufacturing of “Agent Orange” and vinyl choloride monomer. Maxus and Tierra believe that Occidental’s claims are substantially without merit.

In February 2001, the Port of Houston Authority (the “Port”) sued a number of parties, including Occidental as successor to Chemicals, claiming damages to its property as a result of contamination allegedly emanating from, among other locations, Chemicals’ former Greens Bayou facility. Tierra is handling this matter on behalf of Occidental. While some of the contaminating substances may have been manufactured at the Greens Bayou facility prior to its sale, Tierra and Maxus believe that any contamination of Port’s property that may have been caused by such facility occurred after the sale and conveyance of the greens Bayou facility.

Back to Contents

There are a number of other former Chemicals’ plant sites for which Maxus has agreed to perform environmental remediation work on behalf of Occidental, which Repsol YPF believes that will not have a material adverse result on its financial position.

In May 2001, the Texas State Comptroller assessed Midgard Energy Company (“Midgard”), a subsidiary of Maxus, approximately US$26 million in Texas state franchise taxes, plus penalty and interest (currently estimated to be in excess of US$46 million), for periods from 1997 back to 1984. The basis for the assessments essentially is the Comptroller’s attempt to characterize certain debt as capital contributions. Midgard believes the assessment is without substantial merit and has challenged the assessment through administrative appeals procedures.

6.3	Dividends Policy

See Section 8.2 “Additional Information—Dividends.”

7.     Offering and Listing

7.1	Historical Trading Information

Repsol YPF’s shares are listed on the Spanish Stock Exchanges and quoted on the Automated Quotation System. Repsol YPF’s shares have also been quoted since November 30, 1999 on the Bolsa de Comercio in Buenos Aires in the form of Argentine certificates of deposit (CEDEARS or certificados de depósito argentinos). The ADSs, each representing one share, are listed on the New York Stock Exchange. The Bank of New York is Repsol YPF’s depositary issuing ADSs under the deposit agreement dated May 15, 1989, as amended in February 22, 1993, July 6, 1999, and as further amended and restated as of July 7, 2002, among Repsol, The Bank of New York, as depositary, and the holders from time to time of ADSs. All per ADS and per share data presented below have been adjusted to reflect the three-for-one stock split of shares of Repsol YPF which occurred on April 19, 1999.

Back to Contents

The tables below sets forth, for the periods indicated, the reported high and low sales prices of ADSs on the New York Stock Exchange:

	U.S. dollars per ADS

	High	Low

1998
First Quarter	17.750	14.021
Second Quarter	19.167	17.042
Third Quarter	19.167	13.688
Fourth Quarter	19.167	13.556
1999
First Quarter	20.047	16.875
Second Quarter	20.500	15.440
Third Quarter	24.250	18.625
Fourth Quarter	23.000	18.000
2000
First Quarter	23.000	18.000
Second Quarter	22.000	18.875
Third Quarter	20.875	18.250
Fourth Quarter	19.500	14.625
2001
First Quarter	18.730	15.940
Second Quarter	19.500	16.250
Third Quarter	17.490	12.500
Fourth Quarter	15.350	13.120
2002
First Quarter	14.770	11.450
Second Quarter	13.150	10.080
Third Quarter	13.490	10.180
Fourth Quarter	13.260	10.220

	U.S. dollars per ADS

	High	Low

2002
December	13.26	12.15
2003
January	14.62	13.20
February	14.75	13.65
March	15.23	13.10
April	15.25	14.36
May	15.94	14.49

On June 13, 2003, the reported last sale price of the ADSs on the New York Stock Exchange was US$16.56 per ADS.

As of December 31, 2002, 8.03% (98,082,550 ordinary shares) of the ordinary shares were held in the form of ADSs by 147 holders of record, including The Depository Trust Company.

Back to Contents

The tables below sets forth, for the periods indicated, the reported high and low quoted prices for the ordinary shares on the Automated Quotation System, which is the principal Spanish trading system for the ordinary shares. On January 4, 1999, the Madrid Stock Exchange began quoting share prices in euros. The exchange rate at which the Spanish peseta has been irrevocably fixed against the euro is Ptas. 166.386 =1.00. All share prices in pesetas for the period prior to January 4, 1999 have been translated at the irrevocable euro- peseta exchange rate.

	euros per share

	High	Low

1998
First Quarter	16.63	12.92
Second Quarter	17.41	15.93
Third Quarter	17.77	11.48
Fourth Quarter	16.81	11.42
1999
First Quarter	17.33	14.33
Second Quarter	20.25	14.64
Third Quarter	20.87	18.24
Fourth Quarter	24.25	17.65
2000
First Quarter	23.47	18.17
Second Quarter	23.47	20.13
Third Quarter	24.01	20.00
Fourth Quarter	22.43	16.20
2001
First Quarter	20.45	16.99
Second Quarter	21.97	18.81
Third Quarter	19.70	13.75
Fourth Quarter	17.00	14.30
2002
First Quarter	16.20	12.93
Second Quarter	14.95	10.65
Third Quarter	13.83	10.15
Fourth Quarter	13.03	10.59

	euros per share

	High	Low

2002
December	13.03	11.98
2003
January	13.81	12.36
February	13.70	12.70
March	14.30	11.79
April	14.30	13.00
May	13.73	12.83

On June 13, 2003 the closing price of the ordinary shares in the Automated Quotation System was €14.09 per share, equal to $16.67 at the Noon Buying Rate on June 13, 2003.

Back to Contents

The table below sets forth, for the periods indicated, the reported high and low quoted prices for the ordinary shares on the Buenos Aires Stock Exchange, which is the principal Argentine stock exchange for the ordinary shares.

	pesos per share
	High	Low

2000
First Quarter	23.25	18.10
Second Quarter	22.00	19.45
Third Quarter	20.80	18.20
Fourth Quarter	19.45	14.60
2001
First Quarter	18.70	15.80
Second Quarter	19.50	16.00
Third Quarter	17.35	13.00
Fourth Quarter	22.80	13.12
2002
First Quarter	47.00	20.00
Second Quarter	48.50	36.00
Third Quarter	51.00	39.00
Fourth Quarter	49.50	39.90
2002
December	48.40	44.00
2003
January	48.00	42.00
February	47.50	43.20
March	46.50	42.50
April	46.10	41.00
May	46.10	41.00

On June 13, 2003, the closing price of the ordinary shares on the Buenos Aires Stock Exchange was Ps 46.60 per share.

Repsol YPF and its subsidiaries do not currently make a market or trade in the ordinary shares and have not held and do not hold any of the ordinary shares.

7.2	Nature of the Trading Market

At December 31, 2002 there were 107 companies listed and traded on the Automated Quotation System. The market capitalization of all companies listed on the Madrid Stock Exchange as of December 31, 2002 was approximately €289.4 billion, and reported trading volume of companies for 2002 was €445.1 billion.

7.2.1	Automated Quotation System

The Automated Quotation System was introduced in 1989 and links the four local exchanges in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”), providing those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until execution. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is quoted and regulated by Sociedad de Bolsas, S.A. (the “Sociedad de Bolsas”), a corporation owned by the companies that manage the local exchanges. All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker or a dealer firm.

Since May, 2001, new regulations have been adopted with regard to the maximum daily price variation of securities traded on the Automated Quotation System. The maximum daily price fluctuation of 15% has been replaced by a system of two price fluctuation bands based on the historic volatility for each security. The two fluctuations bands, denominated static price range and dynamic price range, are fixed around the static price and the dynamic price, respectively.

Back to Contents

Static price range: The static price range is a fluctuation band established around the static price of a security, fixing the maximum allowed price variation with respect to each security on any trading day. The static price for each security is settled daily during the pre- opening session which takes place each day from 8:30 a.m. to 9:00 a.m. The fluctuation band is peculiar to each security, and in the case of Repsol YPF, the maximum allowed variation with respect to the static price is 6%. If there are offers or bids outside of this fluctuation band, trading of the security is temporarily halted, and a “volatility auction” takes place to settle a new static price for the day. The fluctuation band established around the static price applies not only to open market trades, but also to the pre-opening session, the volatility auction and the closing auction.

Dynamic price range: The dynamic price range is a fluctuation band established around the dynamic price of a security, fixing the maximum allowed price variation allowed between subsequent trade orders. The dynamic price, which is determined continuously during the day, corresponds to the most recent price at which a security has been traded. In the case of Repsol YPF, the maximum allowed variation with respect of the dynamic price is 1.5%. This fluctuation band detects significant price movements between two subsequent trades. If there are offers or bids outside the fluctuation band, trading of the security is halted for five minutes and a “volatility auction” takes place in order to settle a new static price. The fluctuation band fixed around the dynamic price applies only to open market trading and closing auction operations, and is not applicable to bids and offers made during the pre-opening session and the volatility auction.

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of the Sociedad de Bolsas. These trades may occur:

•	at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day, if

•	the trade involves more than 300,000 euros and more than 20% of the average daily trading volume of the stock during the preceding three months and

•
if all outstanding buy or sell orders meet specific conditions including, among other things, a value of at least 30,000 euros and no more than 60,000 euros or 5% of the average daily trading volume for the securities in the preceding three months.

Trades may take place at any time (with the prior authorization of the Sociedad de Bolsas) at any price if:

•	the trade involves more than 1.5 million euros and more than 40% of the average daily volume of the stock during the preceding three months,

•	the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies,

•	the transaction is performed for the purposes of settling a litigation or completing a complex group of contracts, or

•	the Sociedad de Bolsas finds other justifiable cause.

Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.

In September 1998, new rules were adopted by the Sociedad de Bolsas with respect to block trades of at least 600,000 euros and representing at least 5% of the average daily trading volume during the last quarter ended of the security being traded. The new rates apply to securities that constitute the IBEX-35, including Repsol YPF.

Back to Contents

Pursuant to Royal Decree (Real Decreto 116/92) of February 14, 1992 and to Repsol YPF’s bylaws, Repsol YPF’s ordinary shares are in book entry form. The clearance and settlement system and its members referred to below are responsible for maintaining records of purchases and sales under the book entry system.

7.2.2	Clearance and Settlement System

On April 1, 2003 a new company called Sociedad de Gestión de los Sistemas Españoles de Registro, Compensación y Liquidación de Valores, S.A. (the “Sociedad de Sistemas” or “Iberclear”) assumed the functions of the Servicio de Compensación y Liquidación de Valores, S.A. (the “SCLV”) and the Spanish Central Bank dealing with the clearance and settlement of transactions executed on the Automated Quotation System and the AIAF Mercado de Renta Fija (Spanish private debt market) and on the Mercado de Deuda Pública en Anotaciones (Spanish public debt market).

Transactions carried out on the Automated Quotation System are cleared and settled through Iberclear. Only members of the system are entitled to use it, and membership is restricted to authorized broker members of the Automated Quotation System and, with the approval of the CNMV, other brokers not members of the Automated Quotation System, banks, savings banks and foreign settlement and clearing systems.

Iberclear is owned by its members and by the companies which manage the local exchanges. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. The Sociedad de Sistemas, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities (each an entidad participante) as well as the amount of such shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares.

7.3	Securities Market Regulation

The Securities Markets Act was enacted in 1988 with the purpose of reforming the organization and supervision of the Spanish securities markets. This legislation and regulation implementing it

•	established an independent regulatory authority, the Comisión Nacional del Mercado de Valores (the “CNMV”) to supervise the securities markets,

•	established a framework for the regulation of trading practices, tender offers and insider trading,

•	required stock exchange members to be corporate entities,

•	required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information,

•	established the legal framework for the Automated Quotation System,

•	exempted the sale of securities from transfer and value added taxes,

•	deregulated brokerage commissions and

•
provided for transfer of shares by book-entry or by delivery of evidence of title. This law has been modified in part by Law 37/1998, which came into effect on November 16, 1998, adopting certain European Union directives relating to (a) investment services, (b) indemnification of investors, (c) capital requirements for investment companies and financial institutions and (d) legal, regulatory and administrative provisions relating to access to the services of financial institutions.

The enactment of Act 44/2002, of November 22, 2002 on measures for the improvement of the financial system, has introduced a significant development to the Securities Markets Act regime, including:

•	Integration of clearing and settlement systems (Sociedad de Sistemas).

•	Obligation of issuers to report to the CNMV any related party transactions.

•	A wider legal regime on inside information, Chinese walls, use of confidential information and stock price manipulation.

Back to Contents

•	Obligation of issuers to create an Audit Committee composed of a majority of non-executive directors and chaired by one of such non-executive directors.

•	Obligation of issuers to provide to the CNMV a set of internal conduct regulations.

7.4	Trading by Subsidiaries/Affiliates

The Spanish Corporations Law, dated December 22, 1989, prohibits the purchase by Repsol YPF and its affiliates of ordinary shares of Repsol YPF in the secondary market except in limited circumstances: (i) such a purchase of ordinary shares must be authorized by a General Meeting of shareholders of Repsol YPF, (ii) the ordinary shares so purchased are without economic or voting rights while held by Repsol YPF and without voting rights while held by its affiliates, and (iii) the total number of ordinary shares held by Repsol YPF and its affiliates may not exceed 5% of the total capital of Repsol YPF. Any acquisition of ordinary shares of Repsol YPF exceeding, or that causes Repsol YPF’s and its affiliates holdings to exceed, one percent of Repsol YPF’s share capital must be reported to the CNMV.

The General Shareholders’ Meeting held on April 4, 2003, authorized the Board of Directors to purchase ordinary shares of Repsol YPF in the secondary market for a period of 18 months from the Shareholders’ Meeting date. Since that date, neither Repsol YPF nor any of its affiliates have participated in the market buying ordinary shares or held any ordinary shares of Repsol YPF.

8.     Additional Information

8.1	Memorandum and Articles of Association

8.1.1	General

Repsol YPF, S.A. was incorporated on November 12, 1986, by public deed notarized before the Public Notary of Madrid, D. Miguel Mestanza Fragero, filing number 4,293, and filed with the Commercial Registry on December 31, 1986. At the annual general meeting of shareholders held June 28, 2000, the shareholders approved the proposal to change the company’s name to “Repsol YPF, S.A.” effective as of the same date.

For a detailed description of Repsol YPF’s objective and corporate purpose please see Section 2.1.2 “Information on Repsol YPF—Repsol YPF—Organization of Repsol YPF.” Repsol YPF’s object is established in Article 2 of its bylaws. Copies of the bylaws, which have been incorporated by reference in this annual report, are available at the offices of Repsol YPF.

8.1.2	Description of Shares of Repsol YPF

As of the date of this annual report, the issued capital of Repsol YPF is €1,220,863,463 divided into a single series of 1,220,863,463 shares in book entry form, with a nominal value of €1.00 each.

On February 24, 1999, the Repsol YPF Board of Directors approved the redenomination of Repsol YPF’s capital stock in euros. During 2000, Repsol YPF capital stock was increased as follows: on September 6, 2000, by 24,342,464 shares, on September 7, 2000 by 8,166,114 shares and on December 15, 2000, by 354,885 shares. These increases were made in connection with the exchange offers for shares of Astra C.A.P.S.A., YPF S.A. and Repsol Comercial de Productos Petrolíferos, S.A., respectively.

The shares are in book entry form. Shares are indivisible. Co-owners of one share must designate a single person to exercise their shareholders’ rights, but they are jointly and severally liable to Repsol YPF for all the obligations flowing from their status as shareholders. The Sociedad de Sistemas (see Section 7.2.2. “Offering and Listing—Nature of the Trading Market—Clearance and Settlement System”) maintains a registry reflecting the number of shares held by each of its member entities (entidad participante) as well as the amount of these shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of these shares. Transfers of shares quoted on the Spanish Stock Exchanges must be made through or with the participation of a member of a Spanish Stock Exchange that is an authorized stockbroker by book entry or delivery of evidence of title to the buyer.

Back to Contents

8.1.3	Dividend and Liquidation Rights

Payment of the interim dividend may be approved by the Board of Directors without shareholder approval. Payment of the final dividend is proposed by the Board of Directors and must be authorized by the shareholders at a general meeting. Holders of shares participate in such dividends for each year from the date agreed by a general meeting. According to Spanish law and Repsol YPF’s bylaws, dividends may only be paid out of profits or distributable reserves if the value of Repsol YPF’s net worth is not, and as a result of distribution would not be, less than its capital stock. The right to a dividend lapses and reverts to Repsol YPF if it is not claimed within five years after it becomes due.

Dividends payable by Repsol YPF to non-residents of Spain are subject to a Spanish withholding tax at the rate of 25%. However, pursuant to a treaty between Spain and the United States and to Spanish legislation currently in force, holders of ADSs or shares meeting various requirements may benefit from withholding tax at a reduced rate of 15%. See Section 8.3 “—Taxation” below for more information about the reduced rate of withholding tax in Spain.

Under the deposit agreement with The Bank of New York as depositary under which the ADRs evidencing the ADSs are to be issued, dividends in connection with shares represented by the ADSs being offered will be received by the depositary.

Upon liquidation of Repsol YPF, the shareholders would be entitled to receive proportionately any assets remaining after the payment of Repsol YPF’s debts and taxes and expenses of the liquidation.

8.1.4	Directors

The members of the Board of Directors shall be elected by vote. For purposes of this election, any shares voluntarily grouped together in order to constitute a sum of capital equal to or greater than that resulting from dividing such grouped shares by the number of Board members, shall be entitled to appoint those who, exceeding whole fractions, are deducted from the corresponding proportion. Repsol YPF’s directors are elected for terms of four years, and are reelected in staggered terms of one year. One fourth of the Board of Directors is reelected each year. The Board of Directors may designate directors from among shareholders of Repsol YPF to fill a vacancy on the Board of Directors until the next general shareholders’ meeting.

Under Spanish law, directors of Repsol YPF have a duty of loyalty which requires that they put the interests of Repsol YPF before their own. If a director finds that his or her interests are other than those of Repsol YPF or the Board of Directors, this director may fulfill his or her duty of loyalty by abstaining from a vote of the Board of Directors. Furthermore, under the Regulations of the Board of Directors of Repsol YPF (Reglamento del Consejo), directors are required to abstain from voting on a resolution if he or she has a conflict of interest.

The Board of Directors of Repsol YPF is, pursuant to its bylaws, composed of a minimum of 9 and a maximum of 16 directors. The general shareholders’ meeting held on April 4, 2003 determined that the Board of Directors would be composed of 14 members.

The Regulations of the Board of Directors provide for three types of Directors:

•	Executive Directors, who have an executive role and are a member of senior management. The number of Executive Directors is limited to a maximum of three.

•	Institutional Outside directors, who are nominated by strategic holders of a significant and stable participation in Repsol YPF.

•	Independent Outside Directors, who are neither Executive nor Institutional Outside Directors and who meet all other requirements of the Regulations of the Board of Directors.

The valid adoption of resolutions of the Board of Directors requires that the majority of the current directors be represented at a meeting, unless the meeting has not been duly convened, in which case all Directors must be present to establish quorum.

Back to Contents

The Board of Directors has the power to approve any credit transaction. The issuance of debt securities requires, however, the approval of a general shareholders’ meeting.

On March 26, 2003, the Board of Directors, following the guidelines and principles of the Aldama Report on Good Corporate Governance, approved the Regulations that govern the structure and functions of the Board of Directors and its supervision and control.

8.1.5	Reporting Requirements

Spanish law requires any person or group that, as a result of an acquisition or transfer of shares of a company listed on a Spanish Stock Exchange, increases its ownership above 5% or any multiple of 5%, or decreases its ownership below 5% or any multiple of 5% of the capital stock of the company, to report such acquisition or transfer to:

•	the company whose securities are being acquired;

•	the stock exchange on which the company whose securities are being acquired is listed;

•	the National Stock Market Commission (Comisión Nacional del Mercado de Valores); and

•
if the investor is deemed “foreign” for purposes of Spanish law, to the General Directorate for Commercial Policy and Foreign Investment (Dirección General de Política Comercial e Inversiones Exteriores);

These ownership thresholds that trigger these reporting obligations are reduced to 1% for purchasers resident in designated tax havens or jurisdictions lacking a supervisory body of the securities markets or, having such a supervisory body, it refuses to exchange relevant information with the National Stock Market Commission. Furthermore, any person or group must similarly report any acquisition or transfer, regardless of size, of equity securities of a company listed on a Spanish Stock Exchange if such person or group is a member of the Board of Directors of such company.

8.1.6	Mandatory Prior Administrative Authorization

Pursuant to Law 5/1995, as implemented by Royal Decree 3/1996, a person or group must obtain prior administrative authorization for any direct or indirect acquisitions of shares or other securities of Repsol YPF which give the person or group the right, indirectly or directly upon acquisition or subscription, to ownership of at least 10% of the issued and outstanding capital stock of Repsol YPF. As a result of the failure to obtain prior authorization from the Ministry of Economy, the following are null and void:

•	acts and agreements taken or made without the prior authorization of the Ministry of Industry and Energy required under Law 5/1995; and

•
resolutions adopted by any corporate body, if, in order to constitute a quorum of such body or to adopt such resolutions, it would have been necessary to count (a) shares acquired without the prior authorization of the Ministry of Economy or (b) shares which have no “political rights” pursuant to Law 5/1995.

Until such time as the acquiring person or group obtains the prior authorization of the Ministry of Economy, Industry and Energy, “political rights” are suspended with respect to the number of shares by which the total number of shares held by that person or group exceeds 10% of the issued and outstanding capital stock of Repsol YPF. This suspension of political rights continues to apply to such shares upon subsequent transfer to a third party until the acquiring third party obtains the required prior administrative approval of the Ministry of Economy. Authorization will not be granted to an acquiring third party deemed to be acting in concert with any prior acquirer of such shares.

Under Royal Decree 1525/1995, “political rights” with respect to ordinary shares of Repsol YPF are defined as the following: the right to attend and vote at general shareholders’ meetings; the right to obtain information with respect to Repsol YPF; the right of preferential subscription; the right to belong to the Board of Directors; the right to challenge resolutions of the Board of Directors which are not contrary to law; and, in general, all rights which do not have an exclusively economic content.

Back to Contents

8.1.7	Preemptive Rights

Pursuant to the Spanish corporations law, holders of ordinary shares and bonds convertible into ordinary shares have preemptive rights to subscribe for any new shares and bonds convertible into shares issued by Repsol YPF. The preemptive rights of holders of ordinary shares may not be available under special circumstances if precluded by a resolution passed at a meeting of shareholders in accordance with Article 159 of the Spanish corporations law.

Further, the rights, in any event, will not be available in the event of an increase in capital:

•	to meet the requirements of a convertible bond issue

•	in connection with a merger in which shares are issued as consideration, or

•	in connection with an acquisition of assets spun off by another company in which shares are issued as consideration.

The rights are transferable, may be traded on the Automated Quotation System and may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices. Shares issuable upon exercise of rights must be registered under the Securities Act of 1933 in order to be offered to holders of Repsol YPF ADSs. If Repsol YPF decided not to register the shares, the rights would not be distributed to holders of Repsol YPF ADSs. Under the deposit agreement, however, holders of ADSs are entitled to receive their proportionate share of proceeds, if any, from the sale by The Bank of New York of any rights accruing to holders of Repsol YPF ADSs.

8.1.8	Shareholder Suits

In accordance with Article 117 of the Spanish corporate law, Repsol YPF’s bylaws provide that shareholders in their capacity as shareholders may bring actions challenging resolutions adopted at shareholders’ meetings or Board of Directors’ meetings only in Madrid, Spain. Only shareholders which own 5% or more of the issued and outstanding capital stock of Repsol YPF may challenge a resolution of the Board of Directors. Under the bylaws, shareholders must submit disputes with Repsol YPF to arbitration, in accordance with Law 36/ 1988 of December 5, 1988, unless such disputes challenge resolutions adopted at a shareholders’ meeting or at a Board of Directors’ meeting, in which case such actions must be brought in a Madrid court. Under Spanish law, directors are liable to shareholders for illegal acts, acts that violate the bylaws and for failure to carry out their legal duties with due diligence. Shareholders need not submit these actions to arbitration.

8.1.9	General Meetings of Shareholders

The annual general meeting of the shareholders of Repsol YPF is held in Madrid during the first six months of each year on a date fixed by the Board of Directors. Extraordinary meetings may be called by the Board of Directors whenever deemed appropriate or at the request of shareholders representing at least 5% of Repsol YPF’s share capital. Notices of all shareholders’ meetings are published in the Commercial Registry’s Official Bulletin and in two Madrid area newspapers at least 15 days prior to the meeting.

In general, each share entitles the holder to one vote. However, Repsol YPF’s bylaws, as amended by resolution of the extraordinary general meeting of shareholders of Repsol YPF held in Madrid on June 5, 1999, provide that no shareholder or group of companies may vote more than 10% of Repsol YPF’s capital stock at a general meeting of shareholders regardless of its individual or aggregate holding in Repsol YPF. Only holders of 150 or more shares are entitled to attend a general meeting of shareholders. Holders of fewer than 150 shares may aggregate their Repsol YPF shares by proxy and select a representative to attend a general meeting of shareholders. All holders may aggregate their shares for the election of directors.

Any share may be voted by proxy. Proxies must be in writing, may be given to natural persons or legal entities and are valid for a single shareholders’ meeting. Notice of such proxies must be given to Repsol YPF at least three days prior to the meeting. A proxy may be revoked by written notice to Repsol YPF prior to the meeting or by attendance by the shareholder at the meeting.

Back to Contents

Only holders of shares registered at least five days prior to the day on which a shareholders’ meeting is scheduled, in the manner provided in the notice for such meeting, may attend and vote at such meeting. Subject to the above, The Bank of New York or its nominee will be entitled to vote the Repsol YPF shares represented by the ADSs. The deposit agreement provides that The Bank of New York or its nominee will accept voting instructions from ADS holders and execute such instructions as permitted by law and by the terms governing the shares.

The bylaws provide that, on the first call of an ordinary or extraordinary general shareholders’ meeting, the presence in person or by proxy of shareholders representing at least 25% of the voting capital of Repsol YPF will constitute a quorum. If on the first call a quorum is not present, then the meeting can be reconvened by a second call at which time the shareholders present will constitute a quorum, irrespective of the voting capital represented at such meeting. However, a resolution in a shareholders’ meeting seeking to modify the bylaws of Repsol YPF, change its share capital or corporate purpose, issue bonds, merge, dissolve, spin-off assets, issue new shares and bonds convertible into shares with exclusion of preemptive rights or transform its legal form requires on first call the presence in person or by proxy of shareholders representing at least 50% of the voting capital of Repsol YPF, and on a second call the presence in person or by proxy of shareholders representing at least 25% of the voting capital. If on this second call the shareholders represent less than 50% of the voting capital, such resolutions may only be passed upon the vote of shareholders representing two-thirds of the capital present or represented at such meeting.

In order to modify article 27 of the bylaws, regarding the maximum number of votes that may be cast by any shareholder or by a group of related corporations, a special resolution approved by at least 75% of the shares entitled to vote present at the general shareholders’ meeting is required. The same percentage of votes is required to modify such supermajority requirement.

Resolutions in all other cases are passed by a majority of the votes cast. Resolutions passed by a shareholders’ meeting are binding upon all shareholders. In limited circumstances, such as when a company’s corporate purpose is changed or it is transformed into a different type of legal entity, Spanish law gives dissenting or absent shareholders the right to have their shares redeemed by Repsol YPF at prices determined in accordance with established formulas.

The Regulations that govern the general meetings of shareholders were approved at the general shareholders’ meeting held on April 4, 2003.

8.1.10	Limitations on Transactions

Under Law 5/1995 of March 23, 1995 and Royal Decree 1525/1995, which enable the government of Spain to impose by Royal Decree limitations on transactions affecting companies then controlled by the State under Spanish commercial law, the Spanish government enacted Royal Decree 3/1996 on January 15, 1996. Law 5/1995 and Royal Decree 3/1996 do not require the State to retain any ownership interest in Repsol YPF for application of the limitations described below. Royal Decree 3/1996 requires prior administrative approval by the Ministry of Industry and Energy of Spain for the following transactions involving Repsol YPF:

•	voluntary winding-up or change of corporate purpose,

•	merger or spin-off,

•
disposal of, or imposition of liens on, any oil or gas reserves and refineries, any natural gas and petroleum products storage facilities as well as some LPG bottling and storage facilities and any pipelines located in Spain,

•
disposition by Repsol YPF of, or imposition of liens on, shares, or securities convertible into shares, of several of Repsol YPF’s subsidiaries, namely Repsol Exploración Alga, Repsol Petróleo, Repsol Comercial de Productos Petrolíferos, Repsol Butano, Repsol Investigaciones Petrolíferas and Petróleos del Norte (Petronor), or

•
the acquisition, whether direct or indirect, of shares, or securities convertible into shares, representing at least 10% of the capital stock of Repsol YPF or any of the subsidiaries referred to previously.

Royal Decree 3/1996 will lapse on February 6, 2006.

Back to Contents

8.1.11	Restrictions on Foreign Investments

The Spanish Stock Exchanges and securities markets are open to foreign investors. Historically, any foreign investment which increases foreign shareholding in a Spanish company to more than 50% of the outstanding share capital or any purchase of shares by a foreign entity above the 50% limitation has required the prior consent of the Ministry of Economy, which has generally been granted. Pursuant to the Foreign Investments Law 18/1992, of July 1, and Royal Decree 664/1999, of April 23, foreign investors may freely invest in shares of Spanish companies and need only notify of their investment the Spanish Ministry of Economy after they have made their investment and for administrative, economic and statistical purposes, for the purposes of its registration with the Spanish Registry of Foreign Investments. The shares underlying the ADSs are so registered.

In addition, if a foreign investor is an individual or entity resident in designated tax havens, this investor is also required to file a prior notification of investment with the Spanish Ministry of Economy and Finance. This prior notification is not necessary when the investment is made in transferable securities or when the foreign holding in the Spanish target company does not exceed 50%.

Foreign investments in activities including telecommunications, gambling, mining, radio, television, air transportation, manufacturing and sales of weapons and explosives for civil use and national defense are subject to specific requirements. These restrictions do not apply to investments made by EU residents, except for investments by EU residents in activities relating to the Spanish defense sector and the manufacturing and sales of weapons and explosives for non-military use.

8.2	Dividends

Repsol YPF remains committed to growing its dividend by at least 10% per year and, after putting such policy on hold in 2001 as a result of the uncertainties arising out of the Argentine crisis, intends to implement it again as soon as the economic situation allows it.

The general shareholder’s meeting held on April 4, 2003, approved the payment of a total dividend with respect to fiscal year 2002 of €0.31 per share. This dividend represents a 47.6% increase from the 2001 dividend and a 19.38% pay-out ratio (portion of net income distributed as dividend), in line with Repsol YPF’s prudent policy, which, despite the recent improvement in the outlook for Argentina, aims to strengthen Repsol YPF’s financial structure.

Pursuant to Spanish law and Repsol YPF’s bylaws, dividends may only be paid out of profits or distributable reserves if Repsol YPF’s net worth is not, and as a result of such distribution would not be, less than its capital stock. While Repsol YPF has paid and expects to pay dividends each year, the payment of dividends will depend upon Repsol YPF’s earnings, financial condition and other factors.

The following table sets forth the interim, final and total dividends paid per share in respect of each year indicated and translated into dollars per ADS. All per ADS and per share data presented below have been adjusted to reflect the three-for-one stock split of shares of Repsol YPF which became effective April 19, 1999. Unless otherwise indicated, U.S. dollar amounts shown are calculated based on the noon buying rates for the peseta or the euro, as the case may be, in effect at the respective payment dates.

Year Ended December 31,	Interim	Final	Total	Interim	Final		Total

	(euros per share)			(dollars per ADS)

1998	0.19	0.25	0.44	0.22	0.26		0.48
1999	0.16	0.26	0.42	0.16	0.24		0.41
2000	0.19	0.31	0.50	0.18	0.26		0.45
2001	0.21	—	0.21	0.19	—		0.19
2002	0.15	0.16	0.31	0.16	0.17	(1)	0.33	(1)

(1)	Final dividend calculated at the exchange rate of €0.95 = US$1.00, the Noon Buying Rate for the euro on December 31, 2002.

Back to Contents

Dividends payable by Repsol YPF to non-residents of Spain are subject to a Spanish withholding tax at the rate of 18% for dividends paid before January 1, 2003 and 15% for dividends paid after that date. However, pursuant to a treaty between Spain and the United States and to Spanish legislation currently in force, holders of ADSs or shares meeting various requirements may benefit from withholding tax at a reduced rate of 15%. See Section 8.3 “—Taxation” below for more information about the reduced rate of withholding tax in Spain.

8.3	Taxation

8.3.1	Spain

The following summary is the opinion of Análisis, Asesoramiento e Información, S.A. and describes the material Spanish tax consequences to United States Residents (as defined below) of the acquisition, ownership and disposition of ADSs or ordinary shares of Repsol YPF. This summary does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom (such as life insurance companies, tax-exempt entities, dealers in securities or financial institutions) may be subject to special rules. In particular, the summary deals only with the United States Holders (as defined below) that will hold ADSs or ordinary shares as capital assets and who do not at any time own individually, nor are treated as owning, 10% or more of the shares, including ADSs, of Repsol YPF.

As used in this particular section, the following terms have the following meanings:

(1)     “United States Holder” means a beneficial owner of ADSs of Repsol YPF or ordinary shares that is:

•	a resident of the United States for United States federal income tax purposes,

•	a corporation or other entity treated as a corporation, created or organized under the laws of the United States or any State thereof, or

•	an estate or trust the income of which is subject to United States federal income tax without regard to its source.

(2)     “Treaty” means the Convention between the United States and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on income together with a related Protocol.

(3)     “United States Resident” means a United States Holder that is resident of the United States for the purposes of the Treaty and entitled to the benefits of such Treaty, whose holding is not effectively connected with (1) a permanent establishment in Spain through which such holder carries on or has carried on business, or (2) a fixed base in Spain from which such holder performs or has performed independent personal services.

Holders of ADSs or ordinary shares who are not United States Residents should also consult their own tax advisors, particularly as to the applicability of any tax treaty. The statements regarding Spanish tax laws set out below are based on interpretations of those laws in force as of date of this annual report. Such statements also assume that each obligation in the Deposit Agreement and any related agreement will be performed in full accordance with the terms of those agreements.

Taxation of Dividends. Under Spanish law, dividends paid by Repsol YPF to a holder of ordinary shares or ADSs who is not resident in Spain for tax purposes and does not operate through a permanent establishment in Spain, are subject to Spanish Non-Resident Income Tax, withheld at source as follows:

•	for dividends paid before January 1, 2003, at a 18% rate;

•	for dividends paid since this date, at a 15% rate.

According to the provisions of the Treaty between United States and Spain, dividends paid by a Spanish entity to a United States Resident, within the terms of such Treaty, may be only taxed in Spain at a maximum reduced rate of 15%. Thus, for dividends paid since January 1, 2003, as the ordinary withholding rate is equal to the Treaty-reduced rate, no special procedure for application of reduced rates or for receiving a refund is required when the holder is a United States Resident. If the holder is resident of another country, he should consult his own tax advisors regarding availability of reduced rates and refunds.

Back to Contents

For dividends paid in 2002, to benefit from the Treaty-reduced rate of 15%, if you are a United States Resident, you must provide to the depositary, before the 10th day following the end of the month in which the dividends were payable, a certificate from the IRS stating that, to the best knowledge of the IRS, you are a resident of the United States within the meaning of the Treaty and entitled to its benefits.

Those depositaries providing timely evidence (i.e., by means of the IRS certificate) of your right to apply the Treaty-reduced rate will immediately receive the surplus amount withheld, which will be credited to you. The IRS certificate is valid for a period of one year from issuance.

If the certificate referred to in the above paragraph is not provided to the depositary within said term, you may afterwards obtain a refund of the amount withheld in excess of the rate provided for in the Treaty.

Spanish Refund Procedure. According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 326/1999 dated February 26, 1999, as amended, a refund for the amount withheld in excess of the Treaty-reduced rate can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, if you are a United States Resident, you are required to file:

•	the corresponding Spanish tax form,

•	the certificate referred to in the preceding section, and

•	evidence of the Spanish Non-Resident Income Tax that was withheld with respect to you.

The refund claim must be filed within two years from the date in which the withheld tax was collected by the Spanish tax authorities.

United States Residents are urged to consult their own tax advisors regarding refund procedures and any US tax implications thereof.

Taxation of Rights. Distribution of preemptive rights to subscribe for new shares made with respect to your shares in Repsol YPF will not be treated as income under Spanish law and, therefore, will not be subject to Spanish Non Resident Income Tax. The exercise of such preemptive rights is not considered a taxable event under Spanish law and thus is not subject to Spanish tax. Capital gains derived from the disposition of preemptive rights obtained by United States Residents are generally not taxed in Spain provided that certain conditions are met (see Section 8.3 “—Taxation of Capital Gains” below).

Taxation of Capital Gains. Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, income obtained by you, if you are a United States Resident, from the sale of Repsol YPF ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is currently levied at a 35% tax rate on capital gains obtained by persons non residents of Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

Notwithstanding the above, capital gains derived from the transfer of shares in an official Spanish secondary stock market by any holder who is resident in a country that has entered into a treaty for the avoidance of double taxation with an “exchange of information” clause (the Treaty contains currently such a clause), will be exempt from taxation in Spain. Additionally, capital gains realized by non-residents of Spain who are entitled to the benefit of an applicable treaty for the avoidance of the double taxation will, in the majority of cases, not be taxed in Spain (since most tax treaties provide for taxation only in the taxpayer’s country of residence). If you are a United States Resident, by virtue of the Treaty, capital gains arising from the disposition of ordinary shares or ADSs will not be taxed in Spain, provided that you have not maintained a direct or indirect holding of at least 25% in the capital of Repsol YPF during the twelve months preceding the disposition of the stock. You will be required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the corresponding Spanish tax form.

Spanish Wealth Tax. If you do not reside in Spain and you hold shares located in Spain, you are subject to Spanish Wealth Tax (Spanish Law 19/1991), which impose a tax on property located in Spain on the last day of any year. It is possible that the Spanish tax authorities may contend that all shares of Spanish corporation and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, and you are a non-resident of Spain who held ADRs of Repsol YPF or ordinary shares on the last day of any year, you would be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0,2% and 2,5% of the average market value of such ordinary shares or ADSs during the last quarter of such year. United States Residents should consult their tax advisors with respect to the applicability of Spanish Wealth Tax.

Back to Contents

Spanish Inheritance and Gift Taxes. Transfers of Repsol YPF shares or ADRs upon death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987), if the transferee is a resident in Spain for tax purposes, or if Repsol YPF shares or ADRs are located in Spain, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may argue that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 7.65% and 81.6% for individuals.

Alternatively, gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 35% tax rate on the fair market value of the shares as a capital gain. Hence, if the donee is a United States resident corporation, the exclusions available under the Treaty described in the section “—Taxation of Capital Gains” above will be applicable.

Spanish Transfer Tax. Transfers of Repsol YPF ordinary shares or ADSs will be exempt from Transfer Tax (Impuesto sobre Transmisiones Patrimoniales) or Value-Added Tax. Additionally, no Stamp Duty will be levied on such transfers.

8.3.2	United States

The following discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of ordinary shares or ADSs in your particular circumstances. This discussion applies only if you hold ordinary shares or ADSs as capital assets for tax purposes and you are a United States Holder as defined in Section 8.3.1. In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom depositary receipts, such as the ADSs, are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Accordingly, the analysis of the creditability of Spanish taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of Distributions. Distributions paid on ADSs or ordinary shares, to the extent paid out of current or accumulated earnings and profits, other than certain pro rata distributions of common shares, as determined under United States federal income tax principles, will be treated as a dividend. The amount of this dividend will include any amounts withheld by Repsol YPF or its paying agent in respect of Spanish taxes. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Distributions in excess of current or accumulated earnings and profits will be treated first as a tax free return of capital to the extent of your basis in the shares and then as capital gain.

Dividends paid in euros will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your or, in the case of ADSs, the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt. You should consult your own tax advisers regarding any special reporting requirements that may be imposed if the amount of any loss exceeds certain thresholds.

Back to Contents

Spanish taxes withheld from cash dividends on ordinary shares or ADSs will be creditable against your U.S. federal income tax liability, subject to applicable limitations that may vary depending upon your circumstances. Instead of claiming a credit, you may, at your election, deduct such Spanish taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits or require any additional reporting to the Internal Revenue Service when claiming such credits.

Sale and Other Disposition of Ordinary Shares or ADSs. For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the ordinary shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. You should consult your own tax advisers regarding any special reporting requirements that may be imposed if the amount of any loss exceeds certain thresholds.

Passive Foreign Investment Company Rules. We believe that we will not be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the 2002 taxable year or in the foreseeable future. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, equity investments in non-controlled entities) from time to time, there can be no assurance that we will not be considered a PFIC for any other taxable year. It is unclear whether certain income of Repsol YPF constitutes passive income for PFIC purposes. If we were treated as a PFIC for any taxable year during which you held ordinary shares or ADSs, certain adverse consequences could apply to you.

If we are treated as a PFIC for any taxable year, gain recognized by you on the sale or other disposition of ordinary shares or ADSs would be allocated ratably over your holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of ordinary shares or ADSs in excess of 125% of the average of the annual distributions on such securities received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark to mark election) may be available to you that may ameliorate the adverse consequences resulting from PFIC status.

Information Reporting and Backup Withholding. Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless you establish that you are a corporation or other exempt recipient. Such payments may also be exempt from backup withholding if you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

8.4	Available Information

Repsol YPF is subject to the information requirements of the Exchange Act, except that as a foreign issuer, Repsol YPF is not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, Repsol YPF files or furnishes reports and other information with the SEC. Reports and other information filed or furnished by Repsol YPF with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W. ,Washington, D.C. 20549, and at the SEC’s Regional Office at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-732-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. Such reports and other information statements and other information about us can be downloaded from the SEC’s website and may also be inspected and copied at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which Repsol YPF’s American Depositary Shares are listed.

Back to Contents

8.5	Material Contracts

8.5.1	Shareholders’ Agreement with La Caixa for the joint control of Gas Natural

On May 16, 2002, in connection with Repsol YPF’s sale of 23% of Gas Natural, Repsol YPF and La Caixa d’Estalvis i Pensions de Barcelona, which has a holding of 28.68% in Gas Natural, amended their January 11, 2000 shareholders’ agreement for the joint control of Gas Natural through the execution of a Novation Agreement. On December 16, 2002, Repsol YPF and La Caixa further amended the shareholders’ agreement through an Addendum to the Novation Agreement. The principal terms of this agreement are described in Section 2.2.4.1 “Information about Repsol YPF—Operations—Gas and Electricity—Natural Gas—Spain.”

9.      Quantitative and Qualitative Disclosure About Market Risk

As used throughout this Section 9, “Libor” refers, unless otherwise indicated, to the three-month London Interbank Offered Rate, “Euribor” refers, unless otherwise indicated, to the three-month Euro Interbank Offered Rate, “6m Libor” refers to the six-month Libor Interbank Offered Rate and “6m Euribor” refers to the six-month Euro Interbank Offered Rate. As used throughout this Section 9, “b.p” refers to basis points, which equal one-hundredth of a percent (1/100 of 1%).

9.1	Oil Price Exposure

In the refining business, Repsol YPF is exposed to various market risks relating to the volatility of crude oil and crude oil product prices. To manage these risks, Repsol YPF engages in hedging transactions involving futures and other derivative instruments. Repsol YPF purchases and sells futures contracts (mainly on the International Petroleum Exchange and the New York Mercantile Exchange) in order to reduce its exposure to the effects of market price changes on its crude oil and products inventories. From time to time, Repsol YPF also purchases and sells over-the-counter derivative instruments, principally forwards, swaps and options, with financial institutions whose credit is rated “A” or better. Such instruments are used only for hedging market risks arising from Repsol YPF’s industrial and commercial activities.

In 1992 Repsol YPF entered into long-term product-purchase contracts with financial institutions with respect to a total of 6.5 million barrels of crude during a 10-year contract term (West Texas Intermediate grade). If in any given year the average market price for the reference crude was above that provided in the contract, the financial institution counterparty was obligated to pay Repsol YPF an amount equal to the product of such price difference and the notional amount of crude stipulated for that year. Repsol YPF was similarly obligated to pay the financial institution counterparty when the market price of crude fell below the contract price.

During 2000 Repsol YPF covered existing open positions in connection with long-term purchase agreements (West Texas Intermediate) by entering into long-term sale agreements with identical duration and notional principal amounts, but with higher sale prices. Any benefit from the difference between the purchase and sale prices would be accounted for upon settlement of the contracts on their expiration date. As a consequence of this, in 2000 Repsol YPF reversed the remaining existing provisions of €2.3 million originally set apart in 1998 to cover potential future losses on these contracts, and recorded an additional profit of €2.3 million resulting from the expiration of payment periods under these agreements. Profits generated by the rest of these arrangements reached €4.7 million and €1.6 million in 2001 and 2002, respectively.

Back to Contents

At December 31, 2002, all such crude oil purchase and sale contracts had expired.

The following tables set forth certain information with respect to oil price-sensitive instruments issued or held by Repsol YPF at December 31, 2002. Repsol YPF had no material exposure to such instruments (other than the forward contracts discussed above) at December 31, 2000, 2001 and 2002. Repsol YPF had no material exposure to crude oil price-sensitive instruments entered into for trading purposes in 2000, 2001 and 2002.

Non-trading portfolio
		Average settlement price	Expected maturity date
	Thousands of barrels									Fair
At December 31, 2002			2003	2004	2005	2006	2007	Thereafter	Total	value

		(US$ per barrel)	(thousands of US$)
Buy contracts
Short term:
WTI	2,794	26.534	73,707	430	—	—	—	—	74,137	2,321
Sell contracts
Short term:
WTI	1,646	28.911	47,587	—	—	—	—	—	47,587	(1,940)
Swap contracts(2)
Short-term:
WTI	2,592	17.675	45,813	—	—	—	—	—	45,813	(2,833)
Brent	950	26.2	24,890	—	—	—	—	—	24,890	3,966
Dubai	650	7.521	4,889	—	—	—	—	—	4,889	(75)
Unleaded Gasoline	23	29.740	678	—	—	—	—	—	678	111
Gas oil	13	31.647	399	—	—	—	—	—	399	52
Fuel oil	322	25.002	8,051	—	—	—	—	—	8,051	(909)

		Average	Expected maturity date
		settlement								Fair
At December 31, 2002	Tonnes	price	2003	2004	2005	2006	2007	Thereafter	Total	value

		(US$ per tonne)	(thousands of US$)
Swap contracts(2)
Short-term:
Propane	2,000	333.150	666	—	—	—	—	—	666	4
Naphtha	282,927	237.557	67,211	—	—	—	—	—	67,211	2,267

		Average settlement price	Expected maturity date
	Thousands									Fair
At December 31, 2001	of barrels		2002	2003	2004	2005	2006	Thereafter	Total	value

		(US$ per barrel)	(thousands of US$)
Buy contracts
Short term:
WTI	507	20.313	10,294	—	—	—	—	—	10,294	(310)
Short-term:
Gas oil	12	167.935	1,998	—	—	—	—	—	1,998	9
Sell contracts
Short term:
WTI	785	22.250	17,466	—	—	—	—	—	17,466	1,826
Short-term:
Gas oil	12	169.589	2,018	—	—	—	—	—	2,018	7
Swap contracts(2)
Short-term:
WTI	5,055	19.222	97,169	—	—	—	—	—	97,169	1,488
Brent	6,415	18.468	118,475	—	—	—	—	—	118,475	(2,644)
Gas oil	76	43.510	3,307	—	—	—	—	—	3,307	(3)
Fuel oil	300	17.050	5,115	—	—	—	—	—	5,115	8

Back to Contents

		Average settlement price	Expected maturity date
										Fair
At December 31, 2001	Tonnes		2002	2003	2004	2005	2006	Thereafter	Total	value

			(Tonnes)							(millions of euros)
Swap contracts(2)
Short term:
Fuel	110,497	(1)	110,497	—	—	—	—	—	110,497	1.0

(1)	Settlement price for these contracts is determined based on future prices of the product.
(2)	Repsol YPF pays a fixed price and receives market price. The “Average settlement price” column shows the rate paid by Repsol YPF under the swaps.

9.1.1	Crude Oil Price Options

In connection with a US$400 million Negotiable Notes issue guaranteed by the income generated by a long term crude oil sale agreement with the Chilean state oil company ENAP, YPF purchased crude oil put options to hedge the market risk arising out of these transactions. These put options give YPF the right to sell crude oil at US$14 per barrel. At December 31, 2001, Repsol YPF held through YPF put options on a total of 6 million barrels of crude oil at a price of US$14 per barrel. These options expired unexercised in October 2002.

9.1.2	Crude Oil Price Swaps

At December 31, 2002, Repsol YPF had crude oil price swap contracts on a total of 36.8 million barrels of crude oil under which Repsol YPF must deliver set amounts of crude oil at fixed prices averaging US$19.59 per barrel in exchange for the same quantities of crude oil at market prices, according to the following schedule:

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

Volume of contract (millions of barrels)	9.1	5.8	5.8	5.8	5.8	4.5	36.8
Price of contract (US$ per barrel)	19.17	19.62	19.62	19.62	19.62	20.22	19.59
Amount of contract (millions of US$)	174	114	114	114	114	91	721	134.5

These crude oil price swaps were entered in connection with the forward oil sale agreements described in Section 3.8.1.2 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Transactions With Unconsolidated Special Purpose Entities.”

9.2	Foreign Currency Exposure

Repsol YPF’s results of operations are exposed to foreign exchange rate movements because it publishes its financial statements in euros while a substantial part of its revenues and certain of its expenses are denominated in or indexed to dollars. Approximately 33.38% of Repsol YPF’s total 2002 sales were made outside the European Union. The billing currency of products sold outside the European Union is primarily the U.S. dollar. Repsol YPF is also exposed, to a lesser extent, to the Argentine peso. See Section 3.2.3.1 “Operating and Financial Review and Prospects—Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies.”

The introduction of the euro has eliminated the foreign exchange risk of petrochemical sales previously denominated in Deutsche marks and other exports into the Euro zone.

Currency exposure also arises from some domestic sales. Domestic sales of bottled and pipeline-delivered LPG and natural gas are subject in most cases to price ceilings established by the Spanish government. See Section 2.3.1 “Information on Repsol YPF— Regulation of the Petroleum Industry—Spain.” The Spanish government determines these prices on a “cost plus” basis. As part of the price formula, raw material costs take into account among other components, the euro/U.S. dollar exchange rate, which is reflected to some extent in the selling price. Petroleum products are sold in Spain at market prices. These prices reflect to some extent the international import parity prices which are denominated in U.S. dollars.

Back to Contents

Repsol YPF’s policy is to fund its activities in the same functional currency as its foreign investments, although certain of our peso functional currency investments have been financed with U.S. dollar indebtedness. See Section 3.2.3.1 “Operating and Financial Review and Prospects— Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies.” At December 31, 2002, 85.4% of consolidated net debt of Repsol YPF was denominated in foreign currencies, mainly in U.S. dollars, either directly or through foreign exchange forward contracts. To implement this policy, the desired currency of funding is obtained either directly from the capital markets or indirectly through foreign exchange forward contracts coupled with funding in other currencies. Repsol YPF does not use foreign exchange forward contracts to hedge anticipated transactions.

The tables below set forth certain information with respect to exchange rate sensitive instruments issued or held by Repsol YPF at December 31, 2002 and 2001. Repsol YPF had no material exchange rate risk arising from trading instruments at December 31, 2002.

9.2.1	Foreign Currency Forwards

Non-trading portfolio

At December 31, 2002 and 2001, Repsol YPF was party to foreign currency forward agreements as detailed below.

	Expected maturity date

At December 31, 2002	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value(1)

Forwards
USD/Euro(2)
Contract Amount	1,273.8	—	—	—	—	—	1,273.8	(72.09)
Average contractual Exchange rate	0.984	—	—	—	—	—	0.984

GBP/USD(2)
Contract Amount	0.6	—	—	—	—	—	0.6	0.034
Average contractual Exchange rate	1.5416	—	—	—	—	—	1.5416

(1)	In millions of euros equivalent at the relevant exchange rate on December 31, 2002.
(2)	In millions of first currency (except exchange rate information). Repsol YPF buys the first currency named and sells the second one.
	Expected maturity date

At December 31, 2001	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value(1)

Forwards
Euro/USD(2)
Contract Amount	4,657.28	—	—	—	—	—	4,657.28	(8)
Average contractual Exchange rate	1.1257	—	—	—	—	—	—

USD/Euro(2)
Contract Amount	6.10	—	—	—	—	—	6.10	0.47
Average contractual Exchange rate	0.9242	—	—	—	—	—	—

JPY/USD(2)
Contract Amount	6,000.00	—	—	—	—	—	6,000.00	(3.02)
Average contractual Exchange rate	121.05	—	—	—	—	—	—

GBP/USD(2)
Contract Amount	0.56	—	—	—	—	—	0.56	—
Average contractual Exchange rate	0.6868	—	—	—	—	—	—

CHF/USD(2)
Contract Amount	20.00	—	—	—	—	—	20.00	(0.1)
Average contractual Exchange rate	1.6481	—	—	—	—	—	—

(1)	In millions of euros equivalent at the relevant exchange rate on December 31, 2001.
(2)	In millions of first currency (except exchange rate information). Repsol YPF buys the first currency named and sells the second one.

Back to Contents

9.2.2	Financial Debt and Preferred Shares

The following tables set forth information with regard to financial debt and preferred shares denominated in euros and other currencies, detailed by currency, as of December 31, 2002 and 2001:

	Expected maturity date

At December 31, 2002	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	(millions of euros)(1)
Financial debt
US$	1,397.7	459.7	2,200.2	66.9	354.6	377.0	4,856.1	5,262.0
Euros	2,544.9	1,873.6	289.6	860.3	423.2	1,301.7	7,293.3	7,216.4
Other	56.4	6.2	44.8	1.3	2.9	10.9	122.5	122.0
Preferred shares
US$	—	—	—	—	—	691	691	—
Euros	—	—	—	—	—	3,000	3,000	—

(1)	In millions of euros equivalent at the relevant exchange rate on December 31, 2002.
	Expected maturity date

At December 31, 2001	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value

	(millions of euros)(1)
Financial debt
US$	2,153	1,375	696	2,399	327	1,554	8,504	8,203
Euros	5,071	2,122	1,936	132	760	2,138	12,159	11,686
Other	339	4	10	7	4	26	390	390
Preferred shares
US$	—	—	—	—	—	815	815	—
Euros	—	—	—	—	—	3,000	3,000	—

(1)	In millions of euros equivalent at the relevant exchange rate on December 31, 2001.

9.2.3	Cross-currency Interest Rate Swaps

Repsol YPF enters into cross-currency interest rate swap arrangements to hedge its assets and liabilities denominated in foreign currencies against foreign exchange fluctuations and to effectively transform debt denominated in foreign currencies mainly into dollar-and euro-denominated debt. At December 31, 2002 and 2001, Repsol YPF was party to cross-currency interest rate swap agreements as detailed below.

	Expected maturity date

At December 31, 2002	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	(millions of euros)(1)
Variable to variable
Contract notional amount (USD)	4.95	2.83	2.68	—	—	—	10.46	0.313
Average pay rate (USD)	Libor+ 27.07%	Libor+ 10.28%	Libor+ 5.86%	—	—	—
Average receive rate (BRL)	107.21%x CDI BRL	105.96%x CDI BRL	100%x CDI BRL	—	—	—

Variable to fixed
Contract notional amount (EUR)	900	—	—	—	—	—	900	142.82
Average pay rate (USD)	4.068%	—	—	—	—	—
Received rate (EUR)	Euribor+ 100 b.p.	—	—	—	—	—
Contract notional amount (EUR)	1,916	—	—	—	—	—	1,916	313.35
Average pay rate (USD)	2.977%	—	—	—	—	—
Received rate (EUR)	Euribor	—	—	—	—	—

Fixed to fixed
Contract notional amount (EUR)	—	1,725	—	750	—	1,175	3,650	213.88
Average pay rate (USD)	—	5.341%	—	6.348%	—	7.160%
Average receive rate (EUR)	—	3.750%	—	5.750%	—	6.000%

(1)	In millions of euros equivalent (except rates) at the relevant exchange rate on December 31, 2002.

Back to Contents

	Expected maturity date

At December 31, 2001	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value

	(millions of euros)(1)
Variable to variable
Contract/notional amount (EUR)	1,500	—	—	—	—	—	1,500	1.8
Average pay rate (USD)	Libor+ 25.075 b.p	—	—	—	—	—
Average receive rate (EUR)	Libor+ 22 b.p	—	—	—	—	—
Contract/notional amount (JPY)	30	—	—	—	—	—	30	(4.1)
Average pay rate (EUR)	Euribor+ 0.21 b.p	—	—	—	—	—
Average receive rate (JPY)	Libor+ 0.14 b.p	—	—	—	—	—
Contract/notional amount (CHF)	16	—	—	—	—	—	16	1.2
Average pay rate (EUR)	Euribor+ 0.23 b.p.	—	—	—	—	—
Average receive rate (CHF)	Euribor+ 4.17 b.p.	—	—	—	—	—
Contract/notional amount (USD)	17	1	20	19	—	—	57	(0.9)
Average pay rate (BRL)	105.43% xCDI	114.21% xCDI	98.6% xCDI	100.00% xCDI	—	—
Average receive rate (USD)	(*)	(*)	(*)	(*)	—	—

Fixed to fixed
Contract/notional amount (EUR)	1,000	—	1,725	—	750	1,175	4,650	(542.3)
Average pay rate (USD)	5.6%	—	5.34%	—	6.35%	7.16%
Average receive rate (EUR)	3.5%	—	3.75%	—	5.75%	6.00%
Contract/notional amount (JPY)	40	19	—	—	—	—	59	(1.3)
Average pay rate (USD)	7.28%	7.28%	—	—	—	—
Average receive rate (JPY)	5.25%	5.25%	—	—	—	—

(*)	Floating interest rate based on a basket of different currencies.
(1)	In millions of euros equivalent (except rates) at the relevant exchange rate on December 31, 2001.

9.3	Interest Rate Exposure

Of total financial debt, which amounted to €12,272 million as of December 31, 2002, €6,204.6 million were fixed interest rate instruments, the fair value of which fluctuates with variations in interest rates.

The following tables set forth information with regard to long-term fixed rate debt as of December 31, 2002 and 2001, detailed by currency and maturity date:

	Expected Maturity Date

At December 31, 2002	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	(millions of euros)(1)
Long-Term Debt fixed rate
US Dollar	—	380	1,598	(15)	292	133	2,388	2,794
Average Interest Rate	—	7.80%	7.37%	7.55%	7.67%	8.70%
Euro	—	1,744	19	750	—	1,302	3,815	3,738
Average Interest Rate	—	3.77%	5.35%	5.75%	—	6.08%
Other	—	1	—	—	—	—	1	1
Average Interest Rate	—	0.00%	—	—	—	—

(1)	In millions of euros equivalent at the relevant exchange rate on December 31, 2002.

Back to Contents

	Expected Maturity Date

At December 31, 2001	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value

	(millions of euros)(1)
Long-Term Debt fixed rate
US Dollar	—	555	570	1,897	162	869	4,053	3,516
Average Interest Rate	—	7.80%	7.78%	7.38%	7.59%	7.87%
Euro	—	80	1,805	80	750	1,973	4,688	4,449
Average Interest Rate	—	5.35%	3.82%	5.35%	5.75%	5.37%

(1)	In millions of euros equivalent at the relevant exchange rate on December 31, 2001.

9.3.1	Interest Rate Swaps

At December 31, 2002 and 2001, Repsol YPF had interest rate swap arrangements according to the following schedule:

	Expected Maturity Date

At December 31, 2002	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	(millions of euros)(1)
Variable to fixed
Contract notional amount (EUR)	24.04	—	—	—	—	—	24.04	0.12
Average pay rate	Euribor	—	—	—	—	—
Received rate	3.6025%	—	—	—	—	—
Contract notional amount (USD)	—	—	—	—	—	7.85	7.85	(0.42)
Average pay rate	—	—	—	—	—	Libor
Received rate	—	—	—	—	—	5.25%
Contract notional amount (USD)	—	—	—	—	—	7.85	7.85	(0.40)
Average pay rate	—	—	—	—	—	Libor
Received rate	—	—	—	—	—	5.07%
Contract notional amount (EUR)	—	—	—	—	—	674.00	674.00	(192.97)
Average pay rate	—	—	—	—	—	6.75
Received rate	—	—	—	—	—	Euribor
Contract notional amount (MEX)	9.57	—	—	—	—	—	9.57	0.01
Average pay rate	8.39%	—	—	—	—	—
Received rate	MXT-TIIE	—	—	—	—	—
Variable to variable
Contract notional amount (EUR)	—	—	—	—	28.85	—	28.85	0.55
Average pay rate	—	—	—	—	6m Euribor –10 b.p.	—
Received rate	—	—	—	—	6m Euribor +38 b.p.	—

(1)	In millions of euros equivalent (except rates) at the relevant exchange rate on December 31, 2002.
	Expected Maturity Date

At December 31, 2001	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value

	(millions of euros)(1)
Fixed to variable
Contract Amount (EUR)	15	—	—	—	—	—	15	0.45
Average pay rate	Euribor + 0.20 b.p.	—	—	—	—	—
Average receive rate	5.67%	—	—	—	—	—
Variable to variable
Contract Amount (EUR)	—	—	—	—	—	120	120	2.79
Average pay rate	—	—	—	—	—	6m Euribor –0.10 b.p.
Average receive rate	—	—	—	—	—	6m Euribor +0.375 b.p.

(1)	In millions of euros equivalent at the relevant exchange rate on December 31, 2001.

Back to Contents

9.3.2	Average Interest Rate Forward

At December 31, 2002, Repsol YPF was not party to any average interest rate forward arrangements. At December 31, 2001, Repsol YPF had average rate forward arrangements according to the following schedule:

	Expected Maturity Date

At December 31, 2001	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value

	(millions of euros)(3)
USD/Euro(2)	1.0	—	—	—	—	—	1.0	0.01
Average contractual exchange rate	(1)
Euro/USD(2)	(6.2)	—	—	—	—	—	(6.2)	(0.39)
Average contractual exchange rate	(1)

(1)	The contractual exchange rate will be the average of the exchange rate fixed by the European Central Bank for the last five months before the end of the contract.
(2)
Figures expressed in millions of each currency. Repsol YPF purchases the first currency named and sells the second one, unless expected payments are negative, in which case Repsol YPF sells the second currency named and purchases the first one.

(3)	In millions of euros equivalent at the exchange rate on December 31, 2001.

9.3.3	Interest Rate Options

In October 1997, Repsol International Capital Limited (RIC), a wholly-owned subsidiary of Repsol YPF, issued US$725 million of preference shares with a 7.45% non-cumulative dividend. The preference shares are redeemable, at the option of RIC, in whole or in part, from time to time on or after October 21, 2002.

In December 1997, Repsol YPF monetized this option by selling the right, exercisable from October 21, 2002 to October 21, 2007, to enter into an interest rate swap transaction for a notional amount of US$725 million under which Repsol YPF would pay a fixed quarterly interest rate of 7.45% (the same interest rate as the dividend to be paid on the preference shares) from the effective exercise date to December 31, 2027 and Repsol YPF would receive quarterly interest of 3-month Libor plus 0.45%. The US$78.155 million (€70.48 million) premium received on the sale of this option (Swaption) was recorded as deferred revenues, amortized over the term of the agreement and reported as financial revenues in the statement of income. In October and November 2002, the purchasers of this option exercised it and entered with Repsol YPF into the interest rate swap transaction described above. See Section 9.3.1 “—Interest Rate Swaps.” Repsol YPF has effectively converted this interest rate swap into a swap denominated in euros with a notional amount of674 million, an average pay rate of 6.75% and an average receive rate of 3-month Euribor, allowing Repsol YPF to use this swap as an instrument to hedge cash flows generated by the issue of euro-denominated preference shares.

As a result of these operations, Repsol YPF recorded in 2002 a financial expense of €87 million, based on the fair value of the swap at commencement date. Repsol YPF has not yet exercised the early redemption option on the preference shares.

In May 2001, RIC issued €1,000 million of preference shares with a variable non-cumulative dividend equal to three-month Euribor, with a minimum and maximum equivalent annual rate of 4% and 7%, respectively, during the first ten years and three-month Euribor plus 3.50% thereafter. RIC may redeem in whole or in part these preference shares, at any time after May 11, 2011.

In December 2001, RIC, issued an additional €2,000 million of preference shares with a variable non-cumulative dividend equal to three-month Euribor, with a minimum and maximum equivalent annual rate of 4% and 7%, respectively, during the first ten years and three-month Euribor plus 3.50% thereafter. RIC may redeem in whole or in part these preference shares at any time after December 21, 2011.

In May of 2001, and in connection with the preference shares offering during that month, Repsol YPF purchased and sold options on interest rates on a notional amount of €1,000 million, as follows:

Back to Contents

•
Repsol YPF has sold an option under which, upon exercise, it would have to pay three-month Euribor and receive a 7% equivalent annual rate on the notional amount of €1,000 million, with quarterly settlement dates starting June 30, 2001 the first expiration date being October 1, 2001 and the last one June 30, 2011.

•	Repsol YPF has acquired an option under which, upon exercise, it would have to pay three-month Euribor and receive 4% equivalent annual rate, on the notional amount of €1,000 million, with quarterly settlement dates starting June 30, 2001, the first expiration date being October 1, 2001 and the last one June 30, 2011.

As a result of these purchases and sales of options on interest rates, the interest rate payable by Repsol YPF on this issue of preference shares for the first ten years will be a floating rate equal to flat 3-month Euribor.

Effective June 30, 2002, and in connection with its December 2001 issue of €2,000 million of preference shares, Repsol YPF purchased and sold options on interest rates on a notional amount of €1,000 million, as follows:

•
Repsol YPF sold an option under which, upon exercise, it would have to pay three-month Euribor and receive a 7% equivalent annual rate on the notional amount of €1,000 million, settled quarterly with the first settlement date on September 30, 2002 and the last one on December 31, 2011; and

•
Repsol YPF acquired an option under which, upon exercise, it would have to pay three-month Euribor and receive a 4% equivalent annual rate on the same notional amount, settled quarterly with the first settlement date on September 30, 2002 and the last one on December 31, 2011.

As a result of these purchases and sales of interest rate options, the interest rate payable by Repsol YPF on €1,000 million of the €2,000 million preference shares issued in December 2001 will be a floating rate equal to the 3-month Euribor for the period from September 30, 2002 to December 31, 2011.

In addition, at December 31, 2002, Repsol YPF held the following interest rate options on a notional amount of US$41 million:

•	Repsol YPF acquired an option under which, upon exercise, it would have to pay a 7.5% fixed rate and receive 6-month Libor; and

•	Repsol YPF sold an option under which, upon exercise, it would receive 6-month Libor and pay 5.26%, provided that the 6-month Libor is below 4%.

Back to Contents

The following tables set forth certain information with respect to interest rate sensitive instruments issued or held by Repsol YPF at December 31, 2002 and 2001. All such instruments are accounted for as non-trading instruments. Repsol YPF had no material interest rate risk arising from trading instruments at December 31, 2002 and December 31, 2001.

Non-trading Portfolio
	Expected Maturity Date

At December 31, 2002	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

						(millions of euros equivalent)
Interest rate option Repsol YPF (“Collar”)
Cap option(1)
Repsol YPF would receive Cap rate 7%
Repsol YPF would pay Floating rate 3m EURIBOR
Contract amount (€2,000 million)	—	—	—	—	—	2,000	2,000	72.5
Floor option(1)
Repsol YPF would receive Floor rate 4%
Repsol YPF would pay Floating rate 3m EURIBOR
Interest rate option Repsol YPF (“Collar”)
Cap option
Repsol YPF would receive Cap rate 6m LIBOR
Repsol YPF would pay rate 7.5%
Contract amount (US$41 million)	—	—	—	39.35	—	—	39.35	(3.28)
Floor option(2)
Repsol YPF would receive Floor rate 6m LIBOR
Repsol YPF would pay rate 5.26%

(1)	1,000 million expire in June 30, 2011 and €1,000 million expire in December 31, 2011.
(2)	Provided that 6m-Libor falls below 4%.

Non-trading Portfolio
	Expected Maturity Date

At December 31, 2001	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value

						(millions of euros equivalent)
Swaption RIC(1)
Repsol YPF would pay 7.45% fixed (US$)
Repsol YPF would receive variable 3-month LIBOR + 0.45% US$
Contract amount (US$725 million)	—	—	—	—	—	814.90	814.90	97.65
Interest rate option RIC (“Collar”)
Cap option(2)
Repsol YPF would receive Cap rate 7%
Repsol YPF would pay floating rate 3m EURIBOR
Contract amount (€1,000 million)	—	—	—	—	—	1,000	1,000	4.7
Floor option(2)
Repsol YPF would receive Floor rate 4%
Repsol YPF would pay rate floating rate 3m EURIBOR

(1)	Expires October 21, 2007.
(2)	Expires June 30, 2011.

Back to Contents

9.4	Employee Share Purchase Programs

In connection with the July 7, 1999 equity offering, Repsol YPF offered to employees resident in Spain the possibility to purchase shares for cash or through products called “Repsol Garantizado Plus 50” (RGP 50) and “Repsol Garantizado Plus 100” (RGP 100).

These products included a partial financing contract for the purchase of shares of Repsol YPF and a hedging contract pursuant to which Repsol YPF, in exchange for a hedging premium above the reference price, would pay to the employee 100% of the “latent loss” and, in the case of RGP 50 would receive from the employee 50% of the “latent accretion.” This loss or accretion was calculated as the difference between the so-called reference price (fixed at €20.218 per share) and the simple average of the average weighted price of shares of Repsol YPF during the 20 trading sessions prior to July 8, 2002, the date on which these contracts matured. The following table sets forth the number of shares purchased and the premiums to be received under these products:

Product	Number of shares	Coverage premium

RGP50	8,418,135	7.4892%
RGP100	557,929	16.9973%

As partial hedge for the risks associated with these products, Repsol YPF contracted the following forward agreements related to the market value of shares of Repsol YPF:

Sale Forward Agreements	Number of shares	Maturity	Settlement price (euros per share)

	2,000,000	June 9, 2000	19.428
	2,000,000	June 9, 2000	21.646
	1,500,000	February 28, 2001	19.588
	1,500,000	June 11, 2001	18.099
	286,108	August 3, 2001	19.6212
	136,108	November 2, 2001	19.7950
	350,000	December 11, 2001	21.3506

Buy Forward Agreements	Number of shares	Maturity	Settlement price (euros per share)

	150,000	August 3, 2001	21.0981

As of December 31, 2001 there were no hedging contracts relating to the commitments acquired by Repsol YPF in connection with “Repsol Garantizado Plus 50” and “Repsol Garantizado Plus 100.”

Repsol YPF accounted for the net economic effect associated with the hedging contract inherent in RGP 50 and RGP 100 products and with the partial hedging transactions described above, as described below. At the end of 2001 and at maturity date, Repsol YPF took into account the following factors:

•	The hedging premium described above that Repsol YPF received as payment from employees;

•	The market value at that date of the rights and obligations assumed by Repsol YPF under the hedging contract;

•	The cumulative income generated by partial hedging transactions which had been settled until that date.

Repsol YPF accounts for the overall effect, if greater than zero, of these four factors as “Revenues to be distributed in several years.” If the effect is negative, that part which exceeds “Revenues to be distributed in several years” which has previously been accumulated are booked as a charge to income in the period in which the negative effect occurs. During the fiscal year, Repsol YPF booked €4 million as a charge to income under the item “Financial Expenses.” During the fiscal years 2001 and 2002, Repsol YPF booked €9 million and41 million as a charge to income under the item “Financial Expenses, in accordance with such criteria.

Back to Contents

9.5	Land Purchase Option

On November 23, 2001, Repsol YPF acquired an irrevocable option to purchase a land from Tecnicontrol y Gestión Integral, S.L., a wholly-owned investee of Caja de Ahorros y Monte de Piedad de Madrid. See Section 3.8.1.2 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Transactions with Unconsolidated Special Purpose Entities—Land Purchase Option.”

PART II

10.	Defaults, Dividend Arrearages and Delinquencies

None.

11.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

12.	Controls and Procedures

Within 90 days prior to the filing date of this report, Repsol YPF, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of its disclosure controls and procedures. Based on this evaluation, Repsol YPF’s Chief Executive Officer and Chief Financial Officer concluded that Repsol YPF’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information that Repsol YPF is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Repsol YPF’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

There have been no significant changes in Repsol YPF’s internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.

PART III

13.	Financial Statements

The Consolidated Financial Statements of Repsol YPF for the year ended December 31, 2002, and the Consolidated Financial Statements of Repsol YPF for the years ended December 31, 2001 and 2000, attached to this annual report on Form 20-F have been audited by Deloitte & Touche España, S.L., independent public accountants, and Arthur Andersen y Cía., S. Com., respectively, as indicated in their respective reports with respect to those Consolidated Financial Statements. The consolidated financial statements of Gas Natural and its group companies as of and for the years ended December 31, 2002, 2001 and 2000 have been audited by PricewaterhouseCoopers, independent accountants. These consolidated financial statements are not separately attached; however, to the extent they have been included in the Consolidated Financial Statements of Repsol YPF, they have been included in reliance on the report of such auditors.

See pages F-1 through F-138.

14.	Exhibits

(a) Index to Financial Statements:
Page

Report of Deloitte & Touche España, S.L. to Repsol YPF, S.A	F–2
Report of Arthur Andersen y Cía., S. Com to Repsol YPF, S.A.	F–4
Reports of PricewaterhouseCoopers to Gas Natural SDG, S.A. .	F–6
Consolidated Balance Sheets of Repsol YPF, S.A. as of December 31, 2002 and 2001	F–9
Consolidated Statements of Income of Repsol YPF, S.A. for the years ended December 31, 2002, 2001 and 2000	F–11
Notes to the Consolidated Financial Statements of Income for the years ended December 31, 2002, 2001 and 2000	F–12

(b) Index to Exhibits:

1.1	Bylaws (Estatutos) of Repsol YPF, S.A., as amended (Spanish Version)

1.2	Bylaws (Estatutos) of Repsol YPF, S.A., as amended (English Version)

2.1	Indenture among Repsol International Finance B.V., Repsol S.A. and The Chase Manhattan Bank, N.A., as Trustee, dated as of May 15, 1995*

2.2
Trust Deed dated February 23, 1999 among Repsol International Finance B.V., Repsol, S.A. and Citicorp Trustee Company Limited relating to the €1,400,000,000 3.75% Guaranteed Notes due 2004 issued by Repsol International Finance B.V. and guaranteed by Repsol. S.A.**

2.3
Trust Deed dated May 5, 2000 among Repsol International Finance B.V., Repsol, S.A. and Citicorp Trustee Company Limited relating to the €1,000,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance B.V. and guaranteed by Repsol, S.A.**

2.4
Trust Deed dated August 4, 2000 among Repsol International Finance B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €600,000,000 Floating Notes due 2003 issued by Repsol International Finance B.V. and guaranteed by Repsol YPF, S.A.***

2.5
Supplemental Trust Deed dated August 30, 2000 among Repsol International Finance B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €250,000,000 Floating Notes due 2003 issued by Repsol International Finance B.V. and guaranteed by Repsol YPF, S.A.***

2.6	Supplemental Trust Deed dated June 21, 2001 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €325,000,000 3.75%

Guaranteed Notes due 2004 issued by Repsol International Finance, B.V. and guaranteed by Repsol YPF, S.A.****

2.7
Supplemental Trust Deed dated June 21, 2001 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €175,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance, B.V. and guaranteed by Repsol YPF, S.A.****

2.8
Pricing Supplement dated December 3, 2001 relating to the €750,000,000 5.75% Notes due 2006 issued by Repsol International Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Programme guaranteed by Repsol YPF, S.A.****

2.9
Pricing Supplement dated December 3, 2001 relating to the €900,000,000 Floating Rate Notes due 2003 issued by Repsol Intentional Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Programme guaranteed by Repsol YPF, S.A.****

2.10
Amended and Restated Trust Deed dated October 21, 2002 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €5,000,000,000 Guaranteed Euro Medium Term Notes Programme of Repsol International Finance, B.V. due from one month to 30 years from the date of original issue guaranteed by Repsol YPF, S.A.

4.1	Shareholders’ Agreement between Repsol YPF and La Caixa, dated January 11, 2000

4.2	Novation Agreement between Repsol YPF and La Caixa, dated May 16, 2002

4.3	Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated December 16, 2002

4.4	Second Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated June 20, 2003

8.	List of significant subsidiaries

10.1	Consent of Deloitte & Touche España, S.L.

10.2	Consent of PricewaterhouseCoopers

10.3	Consent of Gaffney, Cline & Associates

*	Previously filed as an exhibit to Registration Statement No. 33-84828.
**	Previously filed as an exhibit to our 1999 annual report on Form 20-F.
***	Previously filed as an exhibit to our 2000 annual report on Form 20-F.
****	Previously filed as an exhibit to our 2001 annual report on Form 20-F.

15.     Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Repsol YPF, S.A.

	By:	/s/ Carmelo de las Morenas López

Name: Carmelo de las Morenas López
Title: Chief Financial Officer

Date: June 20, 2003

CHIEF EXECUTIVE OFFICER CERTIFICATION

I,	Alfonso Cortina de Alcocer, certify that:

1.	I have reviewed this annual report on Form 20-F of Repsol YPF, S.A.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s Board of Directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.
The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	By:	/s/ Alfonso Cortina de Alcocer

Name: Alfonso Cortina de Alcocer
Title: Chief Executive Officer

Date: June 20, 2003

CHIEF FINANCIAL OFFICER CERTIFICATION

I,	Carmelo de las Morenas López, certify that:

1.	I have reviewed this annual report on Form 20-F of Repsol YPF, S.A.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s Board of Directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.
The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	By:	/s/ Carmelo de las Morenas López

Name: Carmelo de las Morenas López
Title: Chief Financial Officer

Date: June 20, 2003

Back to Contents

REPSOL YPF, S.A. AND COMPANIES COMPOSING
THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001
AND CONSOLIDATED STATEMENTS OF INCOME,
CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Back to Contents

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Repsol YPF, S.A.:

We have audited the accompanying consolidated balance sheet of Repsol YPF, S.A. and subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statement of income for the year then ended, all expressed in millions of euros. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit. We did not audit the consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries, in which Repsol YPF, S.A. had a holding of 24.04%, which statements reflect total assets and net income constituting 5.65% and 13.1%, respectively, of consolidated total assets and net income as of December 31, 2002. The consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries were audited by other auditors (see Exhibit I) whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Gas Natural SDG, S.A. and subsidiaries, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the report of the other auditors (see Exhibit I), the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Repsol YPF, S.A. and subsidiaries as of December 31, 2002, the funds obtained and applied by them and the results of their operations for the year then ended in conformity with accounting principles generally accepted in Spain.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the period ended December 31, 2002, and the determination of stockholders’ equity and financial position as of that date, to the extent summarized in Note 27.

The net investment, including goodwill in consolidation, of the Repsol YPF Group in the companies present in Argentina amounted to approximately €13,811 million as of December 31, 2002. As a result mainly of the devaluation of the Argentine peso against the U.S. dollar and the euro in 2002, and the losses on assets arising in the year due to the impact of the measures adopted by the Argentine Government, the “Shareholders’ Equity—Translation Differences” caption as of December 31, 2002, and the 2002 consolidated statement of income referred to above, include losses of €1,102 million and €188 million, respectively, and the financial statements also include all the significant events and effects of the new economic and monetary policies in force in Argentina that were known as of the date of preparation of the financial statements.

As indicated in the notes to financial statements referred to above, in 2002 a profound change was implemented in Argentina in the economic system and the Convertibility Law that had been in force since March 1991, starting with the approval of Law 25,561 on Public Emergency and Reform of the Exchange System on January 6, 2002. Also, in recent months the general economic situation has changed, and there has been growth in activity, relative stability in the exchange rate and a decrease in the monthly inflation rate. Similarly, new events have taken place from the regulatory standpoint, the most noteworthy of which are: (i) Decree 2703/02 was approved by the Argentine Government on December 27, 2002, which ratified from that date the system of free availability of currency from exports of crude oil, natural gas and liquefied gases applicable to producers pursuant to Decree 1589/89, and (ii) in January 2003, the Argentine Central Bank (BCRA) withdre w the requirement that prior authorization must be obtained from the BCRA for currency transfers to other countries in respect of the distribution of dividends. In Note 1.d.1 the directors describe these and other matters relating to the current political and economic situation in Argentina and its foreseeable evolution, and the possible effect thereof on the future development of the Group’s operations in Argentina.

Back to Contents

DELOITTE & TOUCHE ESPAÑA, S.L.

March 7, 2003, except for Note 27, as to which the date is June 2, 2003

Back to Contents

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Repsol YPF, S.A.:

We have audited the accompanying consolidated financial statements of Repsol YPF, S.A. and subsidiaries (the “Company”), which consist of the consolidated balance sheets as of December 31, 2001, and the related consolidated statements of income for each of the two years ended December 31, 2001 and 2000, all expressed in millions of euros. The preparation of these consolidated financial statements is the responsibility of het Company’s management. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audits. We did not audit the consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries, in which Repsol YPF, S.A. had holdings of 47.04% as of December 31, 2001 and 2000, whose assets represented 19.45% as of December 31, 2001, and whose net income represented 25.56% and 9.57%, respectively, as of December 31, 2001 and 2000, of the related consolidated figures of Repsol YPF, S.A. and subsidiaries. The consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries were audited by other auditors (see Exhibit I) whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Gas Natural SDG, S.A. and subsidiaries, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the report of the other auditors (see Exhibit I), the consolidated financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of Repsol YPF, S.A. and subsidiaries as of December 31, 2001, and of the funds obtained and applied by them and of the results of their operations for each of the two years ended December 31, 2001 and 2000, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with accounting principles and standards generally accepted in Spain.

Accounting practices used by Repsol YPF, S.A. in preparing the consolidated financial statements referred to above conform with generally accepted accounting principles in Spain, but do not conform with accounting principles generally accepted in the United States of America. A description of these differences and the reconciliation of consolidated net income and shareholders’ equity to US generally accepted accounting principles is set forth in Note 27.

Due to the changes in the economic situation in Argentina, the Argentine Government decided to amend the Convertibility Law which had been in force since March 1991, and adopted certain measures the main effects of which are the following: the devaluation of the Argentine peso with respect to the US dollar, the pesification of certain assets and liabilities in foreign currency held in the country, the pesification of all private contracts entered into as of January 6, 2002, the introduction of restrictions on the withdrawal of funds deposited at financial institutions, the need to obtain prior authorization by the Argentine Central Bank (BCRA) to make transfers abroad in respect of financial loan servicing payments and dividends (except in certain cases affecting the oil and gas industry which are described in Note 1.d.1), the introduction of new taxes on exports of oil and gas and the increase of domestic prices.

The net assets of the Repsol YPF Group attributable to its companies present in Argentina amounted to approximately €17,304 million as of December 31, 2001 (see Note 1.d.1). The consolidated financial statements referred to above include the estimates it has been possible to make of the impact of these measures on the “Shareholders’ Equity” caption in the consolidated balance sheet as of December 31, 2001 (“Translation Differences”), and on the 2001 consolidated income statement referred to above, which amount to1,450 million and €957 million, respectively, and reflect mainly: (i) the net worth loss resulting from valuation at a year-end exchange rate of ARP 1.514/€1 of all the assets and liabilities relating to the Group’s businesses in Argentina whose functional currency is the peso (including the related goodwill); (ii) the losses recorded for the negative exchange differences resulting from adjusting to the year-end exchange rate of ARP 1.7/US$1 the US dollar loans taken out by the Argentine companies whose functional currency is the peso; (iii) the increase in the provision for bad debts as a result of the economic situation in Argentina; and (iv) the impairment of the oil and gas exploration and production assets as a result of the new oil and gas export tax approved by the Argentine Government.

Back to Contents

At the date of preparation of the financial statements referred to above, the Group’s directors recorded the effects arising from the situation in Argentina, in accordance with accounting principles generally accepted in Spain. The Argentine Government is still analyzing the possible implementation of additional policies or modifications to those already approved. It is not possible to predict the future evolution of the situation in the country, nor, accordingly, the impact that this uncertainty may have on the consolidated financial statements of the Repsol YPF Group (see Notes 1.d.1 and 16) due to the investment held in companies present in Argentina. The consolidated financial statements do not include any further adjustments that might result from the outcome of these uncertainties.

ARTHUR ANDERSEN y Cía., S.Com.
(a member firm of Andersen Worldwide until April 1, 2002)

March 27, 2002

Back to Contents

INDEPENDENT AUDITORS’ REPORT ON THE CONSOLIDATED
ANNUAL ACCOUNTS OF GAS NATURAL SDG, S.A.

To the Shareholders of Gas Natural SDG, S.A.

We have audited the consolidated annual accounts of Gas Natural SDG, S.A. and its Group companies consisting of the consolidated balance sheet at December 31, 2002, the consolidated profit and loss account and the consolidated notes for the year then ended (not presented separately herein), all expressed in euros, whose preparation is the responsibility of the Directors of Gas Natural SDG, S.A. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts as a whole, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In accordance with Spanish company legislation, the Directors of Gas Natural SDG, S.A. have presented, for comparative purposes only, for each of the items of the consolidated balance sheet, the consolidated profit and loss account and the consolidated statement of source and application of funds, corresponding amounts for the previous year as well as the amounts for 2002. Our opinion refers exclusively to the consolidated annual accounts for 2002. On March 7, 2002, we issued our audit report on the consolidated annual accounts for 2001 in which we expressed an unqualified opinion.

In our opinion, the consolidated annual accounts for 2002 audited by us present fairly, in all material respects, the financial position of Gas Natural SDG, S.A. and its Group companies at December 31, 2002, and the results of their operations and the resources obtained and applied for the year ended on that date, in conformity with generally accepted accounting principles in Spain, applied on a basis consistent with that of the preceding year.

PRICEWATERHOUSECOOPERS

March 3, 2003

Back to Contents

INDEPENDENT AUDITORS’ REPORT ON THE CONSOLIDATED
ANNUAL ACCOUNTS OF GAS NATURAL SDG, S.A.

To the Shareholders of Gas Natural SDG, S.A.

We have audited the consolidated annual accounts of Gas Natural SDG, S.A. and its Group companies consisting of the consolidated balance sheet at December 31, 2001, the consolidated profit and loss account and the consolidated notes for the year then ended (not presented separately herein), all expressed in euros, whose preparation is the responsibility of the Directors of Gas Natural SDG, S.A. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts as a whole, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In accordance with Spanish company legislation, the Directors of Gas Natural SDG, S.A. have presented, for comparative purposes only, for each of the items of the consolidated balance sheet, the consolidated profit and loss account and the consolidated statement of source and application of funds, corresponding amounts for the previous year as well as the amounts for 2001. Our opinion refers exclusively to the consolidated annual accounts for 2001. On March 1, 2001, we issued our audit report on the consolidated annual accounts for 2000 in which we expressed an unqualified opinion.

In our opinion, the consolidated annual accounts for 2001 audited by us present fairly, in all material respects, the financial position of Gas Natural SDG, S.A. and its Group companies at December 31, 2001, and the results of their operations and the resources obtained and applied for the year ended on that date, in conformity with generally accepted accounting principles in Spain, applied on a basis consistent with that of the preceding year.

PRICEWATERHOUSECOOPERS

March 7, 2002

Back to Contents

INDEPENDENT AUDITORS REPORT ON THE CONSOLIDATED
ANNUAL ACCOUNTS OF GAS NATURAL SDG, S.A.

To the Shareholders of Gas Natural SDG, S.A.

We have audited the consolidated annual accounts of Gas Natural SDG, S.A. and its Group companies consisting of the consolidated balance sheet at December 31, 2000, the consolidated profit and loss account and the consolidated notes for the year then ended (not presented separately herein), all expressed in Euro, whose preparation is the responsibility of the Directors of Gas Natural SDG, S.A. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts as a whole, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In accordance with Spanish company legislation, the Directors of Gas Natural SDG, S.A. have presented, for comparative purposes only, for each of the items of the consolidated balance sheet, the consolidated profit and loss account and the consolidated statement of source and application of funds, corresponding amounts for the previous year as well as the amounts for 2000. Our opinion refers exclusively to the consolidated annual accounts for 2000. On February 29, 2000, we issued our audit report on the consolidated annual accounts for 1999 in which we expressed an unqualified opinion.

In our opinion, the consolidated annual accounts for 2000 audited by us present fairly, in all material respects, the financial position of Gas Natural SDG, S.A. and its Group companies at December 31, 2000, and the results of their operations and the resources obtained and applied for the year ended on that date, in conformity with generally accepted accounting principles in Spain, applied on a basis consistent with that of the preceding year.

PRICEWATERHOUSECOOPERS

March 1, 2001

Back to Contents

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 27). In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS As of December 31, 2002 and 2001
ASSETS	2002	2001

	Millions of Euros
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses (Note 3)	61	100

Intangible assets (Note 4)
Cost	1,315	2,019
Less—Accumulated amortization	(417)	(518)

	898	1,501
Property, plant and equipment (Note 5)
Cost	45,566	58,695
Less—Accumulated depreciation, depletion and amortization	(25,004)	(28,259)

	20,562	30,436
Investments in affiliates and other financial assets (Note 6)	1,218	1,488

Total fixed and other noncurrent assets	22,739	33,525

GOODWILL ARISING ON CONSOLIDATION (Note 7)	2,934	4,497

DEFERRED EXPENSES (Note 8)	683	616

DEFERRED TAX ASSETS (Note 15)	616	694

CURRENT ASSETS
Inventories (Note 9)	2,119	2,106

Accounts receivable
Trade	3,308	4,600
Tax receivables	767	835
Other accounts receivable	662	843
Less—Allowance for doubtful accounts	(267)	(513)

Total accounts receivable	4,470	5,765

Temporary cash investments (Note 10)	4,270	3,909

Cash on hand and at banks	195	278
Prepaid expenses and deferred collections	38	49

Total current assets	11,092	12,107

TOTAL ASSETS	38,064	51,439

The accompanying Notes 1 to 28 are an integral part of these consolidated balance sheets.

Back to Contents

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 27). In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 and 2001

	2002	2001

	Millions of Euros
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ Equity (Note 11)
Capital stock	1,221	1,221
Paid-in surplus	6,428	6,428
Other reserves of the parent company:
Restatement reserves	3	3
Other reserves	3,001	1,394
Reserves of consolidated companies	4,290	5,178
Translation differences	(3,126)	(454)
Net income for the year	1,952	1,025
Interim dividend paid during the year	(183)	(257)

Total shareholders’ equity	13,586	14,538

Minority Interests (Note 12)	4,223	6,591

Negative Goodwill	3	12

Subsidies and Deferred Revenues (Note 13)	262	877

Long-Term Liabilities (Note 14)
Pensions costs	69	60
Other provisions	1,096	1,337

Total long-term liabilities	1,165	1,397

Deferred Tax Liabilities (Note 15)	503	516
Long-Term debt
Loans (Note 16)	8,273	13,488
Refundable deposits (Note 17)	196	213
State financing of investments in exploration	3	5
Other accounts payable	915	712

Total long-term debt	9,387	14,418

Current Liabilities
Short-term debt (Note 16)	3,999	7,563
Suppliers of products	2,609	2,516
Other accounts payable	1,677	2,315
Accrued taxes payable	615	622
Accrual liabilities	35	74

Total current liabilities	8,935	13,090

Total Shareholders’ Equity and Liabilities	38,064	51,439

The Notes 1 to 28 are an integral part of these consolidated balance sheets.

Back to Contents

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts in millions of euros, except per share amounts)

	2002	2001	2000

Operating revenues
Sales	35,555	42,851	44,043
Other	935	802	1,699

Total operating revenues	36,490	43,653	45,742
Operating expenses
Materials consumed	(24,198)	(26,921)	(27,895)
Personnel expenses	(1,161)	(1,732)	(1,648)
Taxes other than income tax	(1,039)	(1,207)	(1,415)
Outside work, supplies and services	(3,305)	(4,705)	(4,667)
Transport and freight	(838)	(1,197)	(1,011)
Depreciation, depletion and amortization	(2,626)	(2,971)	(2,864)

Total operating expenses	(33,167)	(38,733)	(39,500)
Operating income	3,323	4,920	6,242
Extraordinary income/(expense) (Note 18)
Labor force restructuring	(54)	(103)	(201)
Extraordinary provisions	(660)	(888)	(188)
Capital gains (losses) and other extraordinary income	1,362	214	(30)

	648	(777)	(419)
Amortization of goodwill	(300)	(323)	(270)
Interest income (expense)
Interest income	2,386	1,740	909
Interest expense	(3,172)	(3,092)	(2,209)

	(786)	(1,352)	(1,300)
Share in the income of companies carried by the equity method	(35)	35	72

Income before income tax and minority interests	2,850	2,503	4,325
Income tax (Note 15)	(564)	(988)	(1,408)
Income attributed to minority interests (Note 12)	(334)	(490)	(488)

Net income	1,952	1,025	2,429

Net income per share	1.60	0.84	2.03
Average number of shares (millions)	1,220	1,220	1,198

The Notes 1 to 28 are an integral part of these consolidated statements of income.

Back to Contents

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 27).
In the event of a discrepancy, the Spanish-language version prevails

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	Basis of Presentation, Consolidation Principles and Regulatory Framework

a)	Basis of presentation

REPSOL YPF, S.A. and the companies composing the REPSOL YPF Group (hereinafter “REPSOL YPF” or the “REPSOL YPF Group”) constitute an integrated group of oil and gas companies which commenced operations in 1987 and engages in all the activities relating to the oil and gas industry, including exploration, the development and production of crude oil and natural gas, the transportation of oil products, L.P.G. and natural gas, refining, the production of a wide range of oil products and the retailing of oil products, oil derivatives, petrochemicals, L.P.G. and natural gas.

The accompanying consolidated financial statements, which were prepared from the accounting records of REPSOL YPF, S.A. and companies composing the REPSOL YPF Group, are presented in accordance with current legislation, the Spanish Corporations Law, generally accepted accounting principles in Spain (“Spanish GAAP”) and consolidation regulations and, accordingly, give a true and fair view of the Group’s shareholders’ equity, financial position and results of operations. Differences between Spanish GAAP and generally accepted accounting principles in the United States of America (U.S. GAAP) and their effect on the consolidated net income for each of the years 2002, 2001 and 2000 and on the consolidated shareholders’ equity as of December 31, 2002 and 2001, are set forth in Note 27.

Article 1.1 of Royal Decree 2814/1998 enacting the regulations on the accounting aspects of the introduction of the Euro stipulates that consolidated financial statements expressed in Euros may include values in thousands of Euros when the magnitude of the figures so requires, and that this circumstance must be disclosed in the related notes. However, the directors consider that, given the magnitude of the figures in the Group’s financial statements, and on the basis of standard practice among companies in the industry, presenting the financial statements in millions of Euros gives a truer and fairer view of the Company’s shareholders’ equity, financial position and results of operations and, accordingly, facilitates their better comprehension.

The 2002 financial statements, which were prepared by the Board of Directors of REPSOL YPF, S.A., will be submitted, as will those of the investees, for approval by the respective Shareholders’ Meetings, and it is considered that they will be approved without any changes. The 2001 financial statements were approved by the Shareholders’ Meeting on April 21, 2002.

b)	Consolidation principles

The Exhibit I hereto shows the consolidated dependent, associated and multigroup companies directly or indirectly owned by REPSOL YPF, S.A. The investees excluded from consolidation represent approximately 0.60%, 0.26% and 0.42% of REPSOL YPF’s assets, operating revenues and operating income, respectively, for 2002.

The companies were consolidated on the basis of the following principles:

–	Companies over which effective control is exercised were consolidated by the global integration method.

–	Multigroup companies which are managed jointly with third parties were consolidated by the proportional integration method.

Back to Contents

–	Companies over which significant influence is exerted but in which there are not majority voting rights or joint management with third parties are carried by the equity method.

–
The equity of minority interests in shareholders’ equity is presented under the “Minority Interests” caption on the liability side of the consolidated balance sheets and their equity in income is presented under the “Income Attributed to Minority Interests” caption in the consolidated statements of income (see Note 12).

–
In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated dependent companies and of the companies carried by the equity method to the parent Company’s accounts, since it is considered that such reserves will be used to finance the operations of each company and that those that may be distributed will not give rise to a material additional tax cost.

–	Transactions between consolidated companies

All material balances, transactions and profits between the companies consolidated by the global integration method were eliminated in consolidation.

All accounts receivable and payable, revenues, expenses and income derived from transactions between the companies consolidated by the proportional integration method and other Group companies were eliminated in proportion to REPSOL YPF’s percentage of ownership of these companies.

Income derived from transactions between Group and associated companies was eliminated in proportion to the Group’s percentage of ownership of these companies.

–	Uniformity of items

In order to present the consolidated financial statements using uniform valuation standards, at investees that apply accounting and valuation methods that differ from those of the Group adjustments were made in consolidation when the effect thereof was material.

–	Translation of financial statements denominated in foreign currencies

For the purpose of preparing the accompanying consolidated financial statements, the investees’ financial statements denominated in foreign currencies were translated to Euros as follows: assets, rights and obligations were translated at the year-end exchange rates; capital stock and reserves were translated at the historical exchange rates; and revenues and expenses were translated at the average exchange rates in the periods in which they arose.

The resulting translation differences, net of the portion relating to minority interests, which is recorded under the “Minority Interests” caption, are included under the “Translation Differences” caption in the accompanying consolidated balance sheets (see Note 11).

The exchange rates against the euro of the main currencies used by the Group companies as of December 31, 2002, 2001 and 2000, were as follows:
	December 31, 2002	December 31, 2001	December 31, 2000

U.S. dollar	1.049	0.89	0.939
Argentine peso	3.481	1.513	0.939
Brazilian real	3.705	2.066	1.839
Chilean peso	753.463	582.829	539.575

c)	Regulatory framework

The oil and gas industry in Spain is mainly regulated by Law 34/1998 approved on October 7, 1998 and its implementing regulations, and by Royal Decree-Laws 6/1999 and 6/2000, approved on April 16, 1999 and on June 23, 2000, respectively, which increased competition and deregulation of the industry.

Back to Contents

The following noteworthy matters occurred during the time period covered by this report:

•
Ownership of the capital stock of Compañía Logística de Hidrocarburos, S.A. (“CLH”), the main logistics company in the liquid hydrocarbons industry, was opened up: the ownership interest of any one company or group of companies was limited to 25%, and the joint ownership interest of companies with refining capacity in Spain was limited to 45%.

In order to comply with the aforementioned limitations, in 2002 Repsol YPF performed various transactions for the sale of CLH shares, thus reducing its aggregate holding in CLH to 31.79% as of December 31, 2002.

•
Similarly, ownership of the capital stock of Enagás, S.A. (“Enagás”), the technical manager of the system and the main natural gas transmission company, was also opened up, and the ownership interest of any one company or group of companies was limited to 35%.

In order to comply with the aforementioned limitation, in June 2002 Gas Natural sold through a public offering 59.1% of the capital stock of Enagás for approximately €917 million, thus reducing its holding to 40.9%. The remaining 5.9% holding, which Gas Natural must reduce in order to comply with the requirements of Royal Decree Law 6/2000, will be sold when market conditions are more favorable.

•	From January 1, 2003, all natural gas consumers will be eligible consumers and will therefore be able to choose their gas supplier.

•
Through January 1, 2004, 25% of the natural gas transported from Algeria through the El Maghreb gas pipeline will be assigned to retailers and the remaining 75% directly to Enagás for sale in the regulated market. The procedure for assignment to the retailers was approved by an Order of the Ministry of Economy dated June 29, 2001.

•	From January 1, 2003, the maximum share of natural gas to be supplied in the Spanish market by any one company or group of companies is limited to 70%.

•	The restriction on the opening of new service stations established by Royal Decree-Law 6/2000 will remain in force through June 2005.

•
Royal Decree 785/2001, bringing forward the prohibition of the sale of leaded gasoline to August 1, 2001, and establishing the specifications for the gasolines which were to substitute it, was enacted on July 6, 2001, thereby completing the transposition of Directive 98/70/ EC into Spanish law.

•
Royal Decree 949/2001, regulating third-party access to gas facilities and establishing an integrated economic system for the natural gas industry, was enacted on August 3, 2001. The main aims of the provisions of this Royal Decree are as follows:

a)
To regulate the operation of the gas system with regard to third-party access to gas facilities, determining the general principles that should govern the technical operation of the system, the remuneration of regulated activities (distribution, regasification, strategic storage and transmission), the system of rates, fees and charges, and the settlement procedure.

b)
To guarantee the continuity, quality and safety of the supply of natural gas, coordinating the activities of all the system players while observing the principles of objectivity, transparency and non-discrimination.

•
Royal Decree 949/2001 was implemented on February 15, 2002, by three Ministerial Orders establishing the specific remuneration of the operators carrying on regulated activities and the amount of the rates, fees and charges to be received in the regulated transmission and distribution activities.

•
An Order of the Ministry of Economy dated March 22, 2002, updated the marketing costs of the system for determining the maximum pre-tax sale prices of L.P.G. for containers with a capacity of 8 Kg or more, rendering ineffective the previous Order dated October 6, 2000.

•	Royal Decree 1434/2002 was enacted on December 27, 2002, to complete the regulatory framework for natural gas-related activities.

Back to Contents

This regulation establishes the requirements relating to the legal, technical and economic capability that must be accredited by the companies that wish to perform natural gas transmission, distribution and marketing, and the rights and obligations thereof.

The regulation also covers all relations between gas companies and consumers, such as connection and network access rights, conditions of the contract for supply under the rate system, the transfer and subrogation of these contracts and free-market contracts, with special attention to the regulation of the procedure for changing supplier.

Lastly, the regulation amends certain rules in Royal Decree 949/2001 relating to third-party access to gas facilities, establishes the authorization procedure for the construction, modification, operation, transmission and closure of facilities and regulates the procedures for registration in the Administrative Register of Gas Transmission Facilities and in the Administrative Register of Distributors, Retailers and Eligible Customers of gaseous fuels by pipeline.

•
Law 53/2002 on Tax, Administrative, Labor and Social Security Measures, enacted on December 30, amended Royal Decree-Law 15/1999 as regards the placement of information signs both at the entrance to concession-operated state-owned tollroads and in the vicinity of service stations on national roads, indicating the distance to the nearest service stations and the type, price and brand of the products on sale.

d)	Comparative information

d.1)	Adjustments due to the situation in Argentina

On January 6, 2002, the Argentinean Parliament approved Law no. 25,561 on Public Emergency and Reform of the Exchange System. The new legislation and its supplementary provisions marked the abandonment of the convertibility of the peso and the establishment of an official exchange rate and a “free” exchange market. The official exchange rate was fixed at ARP 1.40/US$ 1 and the closing peso/US$ exchange rate on the first day of reopening of the free exchange market (January 11, 2002), which had been suspended since December 23, 2001, was between ARP 1.60 and ARP 1.70/US$ 1.

Subsequently, various regulations were passed introducing additional modifications to the new legislation in force. The main features of these regulations at the date of approval of these financial statements are as follows:

a)	The unification of the exchange market in a single free market on which all foreign trade transactions will be performed. The closing exchange rate on December 31, 2002, was ARP 3.32/US$ 1.

Through August 8, 2003, currency transfers to other countries in respect of payments of financing loan capital and distribution of dividends will require prior authorization from the Argentinean Central Bank (“BCRA”). However, the BCRA has relaxed certain currency transfer restrictions. In particular, in January 2003 the requisite for prior authorization of currency transfers to other countries in respect of the distribution of dividends was withdrawn.

Collections relating to exports of goods and services whose value exceeds U$S 1 million, with the exceptions described below, must be settled in the single free exchange market within the time periods established by the Argentinean Secretariat of Industry and Commerce. Also, payments of financing loan capital obligations must, in the appropriate cases, be approved by the BCRA, except, inter alia, certain export prefinancing, financing and early collection contracts and certain contract financings the conditions of which envisage debt-servicing through the use abroad of the flow of funds from exports, for which the direct use of collections from exports is permitted for settling the payments, although in some cases the approval of the BCRA is required.

Also, Decree 1589/89 of Argentina’s National Executive Power establishes that the producers with free availability of crude oil, natural gas and/or liquefied gases under the terms of Law 17,319 and supplementary decrees, and producers who so agree in future shall have unrestricted use of the percentage of currency from exports of crude oil, crude oil derivatives, natural gas and/or freely available liquefied gases, as stipulated in tenders and/or renegotiations, or agreed in the respective contracts. In all cases, the maximum percentage of currencies for unrestricted use is 70% of each transaction. On December 27, 2002, the National Executive Power, through Decree 2703/02, ratified from that date the 70% limit as the maximum percentage of freely available currency for exports of crude oil and its derivatives. Also, since in 2002 various official advisory agencies expressed the opinion that the right enjoyed by the oil and gas industry in respect of the free availability of currency from exports of oil and gas and their derivatives, established in Article 5 of Decree 1589/89, had been implicitly abolished by the new exchange regime set up by Decree 1606/02, the Company took out an injunction requiring the National Executive Power, the Ministry of Economy and the BCRA to refrain from ordering any measure affecting the free availability of currency enjoyed by YPF under the aforementioned Decree 1589/89. After Decree 2703/02 was published, YPF extended its clarificatory injunction so that any doubt arising from this rule could be resolved.

b)
The conversion to pesos of all U.S. dollar-denominated deposits held with finance entities in Argentina at an exchange rate of ARP 1.40/US$ 1, and of all financial obligations expressed in U.S. dollars arranged in Argentina as of January 6, 2002, at the rate of ARP 1/US$ 1. Deposits and certain debts converted to pesos will be adjusted subsequently by a “Reference Stabilization Coefficient” (CER) to be published by the BCRA, which will be applied from February 3, 2002, the date of publication of Decree 214/2002, plus a minimum interest rate for deposits and a maximum interest rate for obligations to the financial system, stipulated by the BCRA.

c)
The conversion to pesos of all private contracts entered into as of January 6, 2002, at an exchange rate of ARP 1/US$ 1, subsequently adjusted by the CER, per the conditions indicated in point b) above. If, after the application of this provision, the resulting value of the good or service were higher or lower than its value at the time of payment, either of the parties may request a fair adjustment of the price.

d)
The conversion to pesos of the rates for all public services previously pacted in dollars and subsequent renegotiation thereof on a case-by-case basis as stipulated by the Public Emergency Law, which has been delayed longer than initially expected. Certain services (including gas and electricity) were recently awarded rate increases by Decree of the National Executive Power, on account of the increases arising from the aforementioned renegoatiation. The increases vary among services and types of users. Although the Decree is in force, legal challenges have been filed against the increases.

e)	The restriction of the free availability of funds deposited at finance entities and the suspension for two years of the law of the inviolability of deposits.

f)
The implementation of a new system of withholdings from oil and gas exports (20% for oil and 5% for refined products), which are in force for five years. In 2002, the withholdings from certain products originally included were reduced or abolished.

g)
The suspension of the application of Article 94.5 and Article 206 of Companies Law 19,550 referring to the dissolution due to the loss of capital stock or the compulsory reduction thereof, respectively, through December 10, 2003.

h)
The emergency period established in February 2002, during which the in-court and out-of-court enforcements, including mortgages and pledges from any source, both for debtors in preventive bankruptcy proceedings and for the remaining debtors in the private sector were stayed, ended. In the agreement entered into by the Argentinean Government and the International Monetary Fund, Argentina undertook not to order any measure compulsorily affecting the rights of savers.

Under the aforementioned Public Emergency Law, the loss resulting from applying the new exchange rate to the net foreign currency asset and liability positions as of January 6, 2002, will be deductible for income tax purposes at an annual rate of 20% during the five years following the entry into force of the law.

As a result of the devaluation in Argentina described above, at the beginning of 2002 the Spanish Accounting and Audit Institute (ICAC) published a regulation applicable to Spanish companies with interests in Argentina. In accordance with the regulation, in preparing its 2001 financial statements REPSOL YPF decided to use an exchange rate of ARP 1.7/US$ 1 (which implied a devaluation of 41.2%) for the assets in Argentina whose functional currency is the peso (mainly those assigned to the Marketing, LPG and Natural Gas and Electricity business lines). The assets assigned to the business lines whose functional currency is the U.S. dollar (Exploration and Production, Refining and Chemicals) did not undergo any diminution in value as a result of the devaluation/depreciation of the Argentinean peso. The peso/U.S. dollar exchange rate as of December 31, 2002, was ARP 3.32/US$ 1 (ARP 3.481/€1).

The functional currency of the businesses was determined in compliance with international rules in this regard, taking into account all the factors involved, including most notably the analysis of the cash flows generated by each activity.

As of December 31, 2002 and 2001, net assets in Argentina assigned to businesses whose functional currency is the dollar amounted to €13,051 million and €15,183 million, respectively, and those of whose functional currency is the peso amounted to €760 million and €2,121 million, respectively. These amounts include goodwill arising from the purchase of YPF and recorded as an increase in the value of its oil and gas reserves, the functional currency of which is the dollar, and the portion of pure goodwill relating to each business.

The devaluation in Argentina entailed a net asset writedown of €2,552 million by the REPSOL YPF Group, recorded under the “Translation Differences” caption, of which €1,102 million were recorded in 2002 and €1,450 million in 2001.

Additionally, Group net income decreased due to the crisis in Argentina because of the losses generated by the devaluation/depreciation and because of possible unrealized losses on assets in Argentina arising from Government measures for the oil industry. The losses in this connection amounted to €188 million and €957 million in 2002 and 2001, respectively.

The recovery in the main Argentinean economic indicators in the last few months of 2002 was consolidated at the beginning of 2003 after the provisional agreement reached with the International Monetary Fund (IMF) had been signed. The volume of capital leaving Argentina has been reduced, exchange rates and prices have stabilized and bank deposits increased by 10% in the first two months of 2003. Industrial production, construction and use of public services have been increasing by 4% a month since the beginning of the year, which has led analysts’ annual GDP growth forecasts to be revised upwards. As part of this framework of greater economic activity, the increase in taxes collected has enabled the fiscal targets in the IMF agreement to be comfortably met.

Despite the above, mention should be made, as regards the current economic and political situation in Argentina as of the date of preparation of these consolidated financial statements, of the following:

–
Argentina is currently undergoing an electoral process that will foreseeably culminate in a general election on April 27, 2003, for the presidency of the Republic. Although the elections generate a certain degree of uncertainty, it is to be hoped that the trend towards normalcy in the Argentinean economy observed in recent months will continue and become more pronounced in 2003.

–
Argentina will have to go further towards achieving fiscal stability and implementing the wide-reaching reforms required in order to restore the confidence of domestic and international investors. It will be very difficult to achieve sustainable growth rates without this confidence in the country’s medium- and long-term future.

–
Although the agreement reached with the International Monetary Fund (IMF) envisages the adoption of structural measures to support medium- and long-term sustainability, the agreement states that it is only a first step and that the approval of a more extensive and specific program will be required to resolve Argentina’s economic and structural problems, and this is expected to be negotiated with the new government after the election.

These matters might have a material effect on the future economic and regulatory environment in which the Group carries on its operations in Argentina. The related effects, if any, will be recognized when the Group’s directors become aware of them.

Back to Contents

Despite the above, considering the current and foreseeable evolution of the economic situation in Argentina, the regulatory developments that have taken place and can reasonably be expected to take place in the immediate future, and the results of the operations performed by the Group in Argentina in 2002, the directors state that, in their view, it is unlikely that measures will be adopted or events will take place that might have a material adverse effect on the Group’s operations in Argentina. In any case, in the directors’ opinion, the accompanying consolidated financial statements reflect all the significant events and effects of the current economic and regulatory situation as of the date of their preparation and, accordingly, any consequences that might arise from the future evolution of the matters mentioned in the preceding paragraph should not affect the accompanying 2002 consolidated financial statements.

d.2)	Proportional integration of Gas Natural SDG, S.A.

At its meeting on May 14, 2002, the Board of Directors of Repsol YPF, S.A. resolved to sell a block of shares of Gas Natural SDG, S.A. representing up to 23% of its capital stock, which was formalized as the disposal of 102,988,486 shares, leaving a holding in the investee company of 24.042%. This transaction was performed through a private offering to institutional investors resident in Spain and nonresidents, and was completed on May 23.

As a result of this transaction the Repsol YPF Group obtained a gross gain of €1,097 million (see Note 18), which was recorded under the “Extraordinary Income” caption in the accompanying statement of income.

At the same time as the share sale, Repsol YPF and “la Caixa” entered into an agreement amending that entered into on January 11, 2000, by which they ordered, inter alia, their respective ownership interests in Gas Natural SDG, S.A. and their representation on the management bodies of this company.

On December 16, 2002, the Special Shareholders’ Meeting of Gas Natural SDG, S.A. approved the new configuration of the company’s Board of Directors, which consists of twelve members, five directors nominated by “la Caixa”, another five directors nominated by Repsol YPF and two independent directors nominated by both shareholders.

Also on December 16, “la Caixa” and Repsol YPF, S.A. entered into another shareholders’ agreement whereby they proposed that at the next Shareholders’ Meeting of Gas Natural SDG, S.A. the company should amend its bylaws to increase the number of directors from twelve to sixteen, so that four new independent directors could be appointed, taking the total to six.

After the sale of 23% of Gas Natural SDG, S.A. and as a result of the change in management arising from the new composition of its decision-making bodies, the consolidation method applicable to the Repsol YPF Group’s holding in this company changed from the global integration method applied through May 2002, to the proportional integration of the ownership interest held since then.

The impact of the change in the method of consolidation of Gas Natural on the balance sheet captions at the time of the sale was as follows:

Assets	Millions of Euros	Liabilities	Millions of Euros

Fixed and other noncurrent assets	(5,957)	Minority interests	(3,078)
Consolidation goodwill	(218)	Deferred taxes	(42)
Deferred charges	(33)	Long-term debt	(1,945)
Prepaid taxes	(108)	Other long-term nonfinancial liabilities	(726)
Operating working capital	(289)	Financial working capital	(814)

	(6,605)		(6,605)

The effect of the change in the method of consolidating the holding in Gas Natural represented 14.6%, 5.9% and 8.7% of the assets, operating revenues and operating income, respectively, of the Repsol YPF Group in the consolidated financial statements as of December 31, 2002. The following notes describe the effect of the variation on the affected captions in the consolidated balance sheet.

Back to Contents

d.3)	Disposal of CLH

In 2001 REPSOL YPF, together with CEPSA and BP, signed a contract with the Canadian company Enbridge Inc. for the purchase/sale of 25% of the shares of CLH. The final purchase/sale agreement was entered into on March 1, 2002, whereby REPSOL YPF, S.A. and Petronor, S.A. sold 14.59% and 3.96%, respectively, of their holding in CLH.

Accordingly, from December 31, 2001, the method of consolidating CLH in the REPSOL YPF Group changed from the global integration method to the equity method. As of December 31, 2001, 41% of CLH’s net assets were recorded under the “Long-Term Financial Investments” caption (see Note 6), while the percentage sold (18.55%) was recorded under the “Short-Term Financial Investments” caption (see Note 10) in the consolidated balance sheet as of December 31, 2001. The transactions performed by the company through year-end were included in the 2001 consolidated statement of income.

This sale was made in compliance with Royal Decree-Law 6/2000 on Urgent Measures for Increasing Competition in the Goods and Services Markets. The measures included, inter alia, a limitation of 25% on the individual participation in the shareholder structure of CLH for the purpose of admitting new shareholders.

In compliance with this legislation, in 2002 the Repsol YPF Group, Cepsa and BP entered into the following purchase/sale agreements for shares of CLH, in addition to that described above (see Note 18):

–	On June 21, for 5%, with the Canary Islands company DISA Financiación, S.A.

–
On July 31, for 5%, with the CHINA Aviation Oil company domiciled in Singapore. On November 8, the Council of Ministers approved the agreement authorizing this company, which is considered to be publicly-owned, to exercise the voting rights relating to this acquisition of a 5% holding.

–	On November 19, for 5%, with Petrogal Española, S.A. a company that is domiciled in Madrid and belongs to the Portuguese group GALP Energía.

In the purchase/sale contract entered into with Petrogal, this company was granted an option to purchase CLH shares which could be exercised through December 15, 2002. Although Petrogal did not exercise this right before the deadline, the contract specifies that if shares were still available for sale, Petrogal would also have, through June 30, 2003, a preemptive right to purchase the same percentage of shares as that for which the sellers had received a private purchase offer that they intended to accept (up to a limit of 5% of the capital of CLH).

After selling 40% of the shares, the Repsol YPF Group has now reduced its aggregate holding in CLH from the 61.46% it held before the commencement of the divestment process to 31.79%.

When the process is complete the Repsol YPF Group (Repsol YPF and Petronor) will foreseeably only hold 25% of CLH, while the other companies with refining capacity in Spain, Cepsa and BP, will hold 15% and 5%, respectively.

As of December 31, 2002, 25% of the Group’s holding was recorded under the “Long-Term Financial Investments” caption, while the remaining 6.79% available for sale was recorded under the “Short-Term Financial Investments” caption (see Note 10).

d.4)	Classification of taxes paid in Dubai and Algeria

On January 1, 2002, the Group changed the method of recording the taxes paid in Dubai for the crude oil produced there. Previously, this expense was recorded under the “Materials Consumed” caption in the “Operating Income” or “Operating Loss” caption. From 2002 onwards, the portion of the tax paid in Dubai that is identical or analogous to Spanish corporate income tax will be reclassified to the “Income Tax” caption. Of the total taxes paid in Dubai in 2002 (€191 million), €67 million are recorded under the “Materials Consumed” caption, and €124 million under the “Income Tax” caption. The taxes paid in 2001 and 2000 amounted to €251 million and €331 million, respectively.

Back to Contents

Also, on January 1, 2002, the Group changed the method of recording the taxes paid in Algeria for the crude oil produced in the TFT field. Previously, this expense was recorded under the “Materials Consumed” caption, and from 2002 onwards, for the same reasons as those included in the previous paragraph for Dubai, the expense will be recorded under the “Income Tax” caption in the accompanying consolidated statement of income. The taxes paid in 2002, 2001 and 2000 amounted to €26 million, €28 million and €13 million, respectively.

d.5)	Scope of consolidation

In addition to that described in point d.2) above, the main variations in the scope of consolidation in 2002 were as follows:

–	On January 1, 2002, D.F. Gas S.A. de C.V. and Servicios de Energía de México, S.A. de C.V. (Gas Natural SDG Group companies) merged, with the former being merged into the latter.

–
Since the beginning of 2002 Metragaz, S.A. and Europe Maghreb Pipeline, Ltd. (Gas Natural SDG Group companies) have been consolidated by the global integration method by that group. Previously they were consolidated by the proportional integration method.

–	On January 10, 2002, the Gas Natural Group performed the following transactions with Iberdrola Energía, S.A.:

•
Gas Natural sold 13.2% of the capital of Gas Natural México S.A. de C.V. and 13% of the capital of Sistemas de Administración y Servicios, S.A. de C.V., which were consolidated by the global integration method by Gas Natural with ownership percentages of 86.6% and 87% respectively.

•
Gas Natural acquired additional holdings of 9.9% in Companhia Distribuidora de Gas do Rio de Janeiro S.A. (C.E.G.), and of 13.15% of CEG RIO, S.A., bringing its holdings to 28.8% and 38.2% respectively, which are consolidated by the proportional integration method.

•
Gas Natural acquired Sabinelly 2000 S.L., which owns 2.3% of the capital of the Colombian company Gas Natural S.A. ESP, and Lauroste 98 S.L., which owns 12.4% of the capital of Gas Natural S.A. ESP. These acquisitions increase the Gas Natural Group’s holding in Gas Natural S.A. ESP to 59.1%, and this company and its dependent companies Gas Natural del Oriente, S.A. ESP, Gas Natural Cundiboyacense, S.A. ESP and Gases de Barrancabermeja, S.A. ESP are consolidated by the global integration method by the Gas Natural Group. The holding in Serviconfort Colombia S.A. increased from 73% to 95% and, accordingly, Gas Natural started to consolidate this holding by the global integration method.

–
In June 2002, Gas Natural sold 59.1% of the capital stock of Enagas, S.A. This transaction took place under a tender offer performed under the terms of Additional Provision Twenty of Oil and Gas Industry Law 34/1998 and Article 10 of Royal Decree 6/2000, which stipulates that no individual or legal entity may directly or indirectly own more than 35% of the capital stock or voting rights of Enagas, S.A.

The process of the divestment of the 5.9% of the capital stock of Enagas, S.A. to take the holding to the 35% maximum permitted will continue in 2003.

Until the date of the sale Gas Natural SDG consolidated Enagas, S.A. by the global integration method and its dependent companies Gasoducto Al-Andalus, S.A. and Gasoducto Extremadura, S.A. by the proportional integration method. Since June 2002 these companies have been carried by the equity method since the holding is 40.9%.

–
On January 1, 2003, Gas Argentino, S.A. (“GASA”) changed its consolidation method from the proportional integration method, used in 2001, to the equity method. GASA is a subsidiary which engages mainly in the distribution of natural gas in Argentina.

As of December 31, 2002, the REPSOL YPF Group recorded a provision for its investment in GASA with a charge to income for the year, thus reducing its net book value to zero.

Back to Contents

In accordance with current legislation in Argentina, as of December 31, 2002, the REPSOL YPF Group was not obliged to make additional contributions in relation to this investment. Also, the Group has not guaranteed any of this company’s debt and has not provided guarantees to it in any other connection.

The REPSOL YPF Group, together with GASA’s other shareholders, is participating in a redefinition of the company’s business plan to enable it to meet its commitments and to continue its operations. However, the Group’s directors state that they have decided not to adopt any measure that might give rise to losses in addition to those already recorded and, accordingly, no additional provisions have been recorded other than that indicated above.

–
Other companies whose consolidation method changed in 2002 were Petroken Petroquímica Ensenada, S.A. (a subsidiary of YPF), which changed from the proportional integration method to the equity method, and Refap (an investee of Repsol YPF Brasil, S.A.), which was consolidated by the proportional integration method in 2002 (in 2001 it was carried by the equity method).

The net effect of the aforementioned changes in the 2002 scope of consolidation was a variation of -1.9%, 0.9% and -0.2% in the assets, operating revenues and operating income, respectively, of the REPSOL YPF Group.

The main variations in the scope of consolidation in 2001, in addition to that described in point d.3) above, were as follows:

–
On December 27, 2000, YPF’s Special Shareholders’ Meeting approved the merger of Astra Compañía Argentina de Petróleo, S.A. and Repsol Argentina, S.A. into YPF, S.A. This merger came into effect on January 1, 2001.

In 2001 the REPSOL YPF Group acquired an additional 0.01% in YPF, S.A. for €1.2 million (US$ 1.04 million), bringing its total holding in YPF, S.A. up to 99.04% as of December 31, 2002.

–
At its meeting in February 2001, YPF’s Board of Directors approved the merger, effective January 1, 2001, of YPF Gas, S.A. and Repsol Gas, S.A. At December 31, 2002 the new company’s shareholders were Repsol Butano, S.A. (85%) and Pluspetrol Exploración y Producción, S.A. (the remaining 15%).

–
On January 1, 2001 YPF Chile, S.A. began to consolidate by the proportional integration method its 45% holding in Empresas Lipigas, S.A. This company was purchased in the last quarter of 2000 for €185 million.

–
As a result of the management agreements entered into with the company’s other shareholders, effective January 1, 2001 the Group began to consolidate by the proportional integration method its 50% holding (through YPF, S.A.) in Refinerías del Norte, S.A. Through December 31, 2000, the holding in this company had been carried by the equity method.

–
On February 7, 2001 YPF sold 36% of its holding in Oleoducto Trasandino (Argentina), S.A., A&C Pipeline Holding Company and Oleoducto Trasandino (Chile), S.A. for €71 million, obtaining a net gain of €25 million.

–
In February 2001, REPSOL YPF reached an agreement for the acquisition of the holdings owned by Pecom Energía, S.A. (Pérez Companc) and Pluspetrol Bolivia Corporation in the Bolivian company Andina, S.A. (a company which engages in oil and gas exploration and production in Bolivia). The agreement with Pérez Companc established an asset exchange, with the transfer by this company to REPSOL YPF of its 20.25% holding in Andina, S.A. and its 50% holding in the Manantiales Behr and Restinga Ali areas, and the transfer by REPSOL YPF to Pérez Companc of its holding in the Santa Cruz I (30%) and Santa Cruz II (62.2%) areas.

REPSOL YPF purchased from Pluspetrol Bolivia Corporation the latter’s 9.5% holding in Andina, S.A. for €154 million (US$142 million).

Back to Contents

With this transaction, REPSOL YPF increased its holding and management of Andina, S.A. to 50% which, accordingly, began to consolidate it by the global integration method, instead of the proportional integration method applied through December 31, 2000.

–
In April 2001 REPSOL YPF in conjunction with Endesa Internacional concluded an agreement with EDF International (an Électricité de France subsidiary) for the sale of all the direct and/or indirect holdings in Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor, S.A.), 13.9% owned by YPF, S.A. through its 27.27% holding in Electricidad Argentina, S.A. The sale price was €219 million (US$ 195 million) and the extraordinary income generated by the transaction was €124 million (US$ 110 million).

–	On December 18, 2001, REPSOL YPF and Petrobras completed the asset exchange agreed upon at 2000 year-end. This transaction came into effect on January 1, 2001.

In the exchange REPSOL YPF received a 30% holding in the REFAP refinery, which the Group has begun to carry by the equity method and consists of a network of approximately 240 service stations in central, south-west and south Brazil, and a 10% holding in the Albacora Leste oilfield. The assets transferred to the Group totaled €625 million (US$ 559 million).

In exchange for these assets, Petrobras acquired the REPSOL YPF Group’s holding in Eg3 which, as of December 31, 2000 and, accordingly, was excluded from consolidation and recorded under the “Temporary Cash Investments” caption in the accompanying consolidated balance sheets (see Note 10).

–
On December 31, 2001, CLH sold its holding in Petronor (3.07%) to BBK for €52 million, with a gross capital gain of €38 million for the REPSOL YPF Group, which recorded it under the “Extraordinary Income” caption in the consolidated statement of income (see Note 18).

–
In 2001 REPSOL YPF entered into an agreement with the Chinese company CNOOC, Ltd. for the sale of Repsol (Java) Exploration & Production, Ltd., Repsol (Sumatra) Exploration & Production, Ltd., Repsol Exploración Sunda BV, YPF Java Baratlaut, BV, YPF Maxus SE Sumatra, YPF Blora, Ltd., YPF Madura Barat, BV, YPF Poleng BV and PT IIAPCO, through which it had interests in the South East Sumatra, Offshore North West Java (ONWJ), Poleng Offshore West Madura and Blora blocks in Indonesia, for US$ 585 million. The net gain from this sale amounted to US$ 41 million. All the companies sold were consolidated by the global integration method in the REPSOL YPF Group.

Once completed, the transaction came into effect on January 1, 2002, and, since there was a commitment to sell these companies, their net worth and unamortized goodwill as of December 31, 2001, were recorded under the “Temporary Cash Investments” caption in the accompanying consolidated balance sheets (see Note 10). The transactions performed by these companies through year-end were included in the accompanying consolidated statement of income.

The net effect of the aforementioned changes in the 2001 scope of consolidation was a variation of 1.93%, 1.04% and 1.38% in the assets, operating revenues and operating income, respectively, of the REPSOL YPF Group.

The main variations in the scope of consolidation in 2000 were as follows:

–
On January 11, 2000, REPSOL YPF and Caja de Ahorros y Pensiones de Barcelona (la Caixa), as the majority shareholders of Gas Natural SDG, S.A., entered into an agreement whereby the Board of Directors of Gas Natural SDG, S.A. would be made up of eleven directors, six representing REPSOL YPF and five representing la Caixa.

Under this agreement, the REPSOL YPF Group obtained majority control over Gas Natural SDG, S.A., which permitted the consolidation of this company by the global integration method from January 1, 2000.

The effect of the change in the consolidation method on each caption is disclosed in the related notes.

Back to Contents

In 2000 the REPSOL YPF Group invested €175 million in the acquisition of an additional holding in Gas Natural, increasing its holding in this company to 47.042% as of December 31, 2000.

The effect of the change in the method used to consolidate Gas Natural accounted for 9.87%, 5.79% and 7.82% of the assets, operating revenues and operating income, respectively, of the REPSOL YPF Group in the financial statements as of December 31, 2000.

–
In the first quarter of 2000 REPSOL YPF, S.A. acquired an additional 0.03% holding in YPF for €4.75 million. In September, following a tender offer in exchange for REPSOL YPF, S.A. shares, it acquired a further holding of 1.16%, bringing its total holding in YPF to 99% at 2000 year-end. The related capital increase amounted to €98 million.

The net effect of the inclusion of YPF in the consolidated financial statements of REPSOL YPF as of December 31, 2000, represented 45.07%, 25.93% and 46.59% of the assets, operating revenues and operating income, respectively.

–
Gas Natural SDG, S.A. acquired all the shares of Servicio de Energía de México, S.A. (SEMSA), the owner of Metrogas, a company which holds the natural gas distribution concession in Mexico City, for €104 million. This company was consolidated by the global integration method.

–
Gas Natural SDG, S.A. incorporated Gas Natural de São Paulo Sul, S.A., which acquired the gas distribution concession for the southern area of the Brazilian state of São Paulo, for €328 million. This company was consolidated by the global integration method.

–
Repsol Exploración, S.A. and Gas Natural SDG, S.A. incorporated, with holdings of 67% and 33%, respectively, REPSOL YPF Trinidad y Tobago, S.A. for the acquisition of 10% of BP Trinidad & Tobago LLC, which engages in oil and gas exploration and production in Trinidad and Tobago. The investment in this company, which was consolidated by the proportional integration method in the REPSOL YPF Group, amounted to €310 million.

–
REPSOL YPF, S.A. acquired a 31.48% holding in Astra CAPSA through a tender offer in exchange for REPSOL YPF, S.A. shares (see Note 11), thus increasing its holding in Astra to 99.36%. The related capital increase amounted to €292 million.

–
REPSOL YPF, S.A. acquired an additional 0.53% holding in Repsol Comercial de Productos Petrolíferos, S.A. through a private tender offer in exchange for REPSOL YPF, S.A. shares (see Note 11), bringing its total holding in this company to 97% at year-end. The related capital increase amounted to €7 million.

–	Repsol YPF Perú BV acquired an additional 6.77% holding in Refinadores del Perú, S.A. (a company consolidated by the global integration method) for €11 million.

–	Andina, which was 20.25% owned by YPF, was carried by the equity method in 1999 but was consolidated by the proportional integration method in 2000.

–
Repsol UK sold its two subsidiaries, Repsol Petroleum Limited (which sells and markets fuels) and Carless Refining and Marketing (which distributes solvents and special products), giving rise to a gain of €9.9 million. This amount is recorded under the “Extraordinary Income/(Expense)” caption in the accompanying consolidated statement of income. The two companies had been consolidated by the global integration method in the REPSOL YPF Group.

–	Astra CAPSA sold its holding in Refinería San Lorenzo, S.A., giving rise to an extraordinary loss of €39 million. This company was carried by the equity method by its parent company.

–
In December Eg3, S.A., an investee of Astra CAPSA, was excluded from the scope of consolidation since a commitment had been made at year-end to sell it (in exchange for assets of Petrobras). Its shareholders’ equity, and its unamortized goodwill as of December 31, 2000, are recorded under the “Temporary cash investments” caption in the accompanying consolidated balance sheets (see Note 10). However, the transactions carried out by this company through year-end were included in the accompanying consolidated statement of income.

Back to Contents

The net effect of the aforementioned changes in the 2000 scope of consolidation, except for Gas Natural SDG, S.A. and YPF, S.A. mentioned above, was to increase the REPSOL YPF Group’s assets, operating revenues and operating income by 3.27%, 0.35% and 0.90%, respectively. The aforementioned companies were consolidated from the dates on which they were acquired.

(2)	Accounting Policies

The main accounting principles applied by REPSOL YPF were as follows:

a) Start-up expenses

This caption includes the capital increase expenses, consisting mainly of bank fees and transfer tax. These expenses are amortized on a straight-line basis over five years.

b) Intangible assets

•	Research and development costs

Research and development costs are expensed as incurred.

•	Goodwill (see Note 4)

This caption includes mainly the difference between the price paid for companies engaged in the sale of oil products (service stations) and the book value of their net assets (excluding the portion allocable to land) at the dates of their dissolution through merger with the parent company.

Goodwill is amortized on a straight-line basis over ten years, i.e. the average years of useful life of the facilities.

•	Transfer, easement and usage rights

This caption includes the following:

a)
Costs relating to contracts for the purchase of service station management rights and of the usage and easement rights related to these assets. These costs are amortized over the related contract terms, which range from 15 to 25 years.

b)	Exclusive rights to use gas pipelines. These rights are valued at acquisition or production cost and are amortized over the term of the related right (currently 25 years).

•	Other intangible assets

This caption includes rights under long-term lease contracts, which are recorded at the current value of the future payments plus the amount of the purchase option and are amortized by the straight-line method over their useful life, which currently is 20 years.

This caption also includes administrative concessions and other costs, such as those relating to computer software and intellectual property. These items are recorded at cost and are amortized on a straight-line basis over their useful lives, which range from four to ten years, except for the administrative concessions, which are amortized over the concession term.

c) Property, plant and equipment

c.1) Cost

Property, plant and equipment acquired prior to December 31, 1996, are carried at cost revalued pursuant to the applicable enabling legislation, the latest being royal Decree-Law 7/1996. The net values arising from all the revaluations are disclosed in Note 5. Subsequent additions are stated at cost.

Back to Contents

The aforementioned cost includes the following expenses incurred exclusively during the construction period:

–
The financial expenses relating to external specific and general-purpose financing. As regards external general-purpose financing, the financial expenses to be capitalized are obtained by applying the average cost of long-term external financing to the average accumulated capitalizable investments not specifically financed. €31 million, €76 million and €53 million were capitalized in this connection in 2002, 2001 and 2000, respectively, and these amounts are recorded as a reduction in the “Interest Expense” caption in the accompanying consolidated statements of income.

–	The personnel and other similar operating expenses effectively incurred in in-house construction work on fixed assets.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

The estimated costs of extraordinary fixed asset inspections and repairs covering a period exceeding one year are deferred and charged each year to income, and a provision is recorded under the “Other Provisions” caption in the consolidated balance sheet. Ordinary repair, upkeep and maintenance expenses are expensed currently.

This caption also includes investments relating to oil and gas exploration and production activities (see Note 2.c.3).

c.2) Depreciation

The restated value of property, plant and equipment other than those relating to oil and gas exploration and production activities (see Note 2.c.3) are depreciated by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life

Buildings and other structures	30-50
Machinery, plant and equipment:
Machinery, installations and tools	8-15
Furniture and fixtures	9-15
Refineries in service:
Units	8-15
Storage tanks	20-30
Pipelines and networks	12-18
Gas infrastructure and distribution facilities	20-30
Transport equipment	7-15

c.3) Investments in oil and gas exploration and production

Investments in areas with oil reserves

This caption includes the costs of new investments in areas with proved and unproved reserves, the costs of drilling in areas with proved reserves and the subsequent investments made to develop and extract the oil and gas reserves.

The investments recorded under this caption are depreciated as follows:

1.	Investments relating to acquisitions of proved reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved field reserves.

2.	The investments relating to unproved reserves are evaluated annually, and impairments, if any, are recognized with a charge to period income.

Back to Contents

3.
The costs of drilling and the subsequent investments made to develop and extract the oil and gas reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved developed field reserves.

In accordance with generally accepted accounting principles on long-term fixed asset depreciation, each year the Company compares, if appropriate, the market value or the discounted future cash flows from its proved and unproved reserves (the latter of which are subject to a risk factor) in each field owned by the Company at year-end with the net book values of the assets relating thereto. As a result of applying this principle, in 2002, 2001 and 2000 REPSOL YPF recorded provisions of €410 million, €655 million and €50 million under the “Extraordinary Income/(Expense)” caption in the accompanying consolidated statements of income (see notes 1.d.1, 5 and 18).

Other exploration costs

Exploration investments in progress and those financed by the Spanish State pending classification as unsuccessful are recorded under this caption and are presented in the consolidated financial statements as follows:

1.
The costs of acquiring interests in exploration are capitalized at acquisition cost and are amortized with a charge to income on the basis of technical evaluation of the results of the exploration in progress over a maximum period equal to the term of the contract regulating the exploration interests. If commercially exploitable wells are found, the costs are reclassified to “Investments in areas with oil reserves” and recorded at net book value when the wells are determined to be commercially exploitable.

2.
Hydrocarbon exploration operations are recorded by the “successful-efforts” method, whereby exploration costs, excluding drilling costs, are charged to income as they are incurred. Drilling costs are capitalized until it is known whether the prospective wells are commercially exploitable, in which case they are reclassified to “Investments in areas with oil reserves”; otherwise, they are expensed when the wells are determined to be unproductive.

Future field abandonment and dismantlement costs

Future field abandonment and dismantlement costs (environmental, safety, etc.) are estimated, on a field-by-field basis, taking into account Spanish and international regulations. These costs are allocated to income each year based on production with respect to the proved reserves.

Note 14 discloses the balance of, the provisions to, and amounts used of, the allowance for field abandonment costs in 2002, 2001 and 2000.

c.4) Environmental property, plant and equipment

Property, plant and equipment of an environmental nature, the purpose of which is to minimize environmental impact and to protect and improve the environment, are identified in accordance with the nature of the business performed by the Group, based on technical criteria in the guidelines relating to these matters issued by the American Petroleum Institute (API).

Environmental property, plant and equipment and the related accumulated depreciation are recorded in the balance sheet together with the other items composing the property, plant and equipment, and are classified by type.

Their cost, depreciation methods and the valuation adjustments to be performed are determined in accordance with the rules for those fixed asset items, as explained in notes 2.c.1 to 2.c.3.

Note 22 on environmental information includes a breakdown of the environmental assets in 2002.

Back to Contents

d) Long-term financial investments

Companies in which the percentage of direct or indirect ownership exceeds 3% (listed companies) or 20% (unlisted companies) but does not exceed 50% (excluding the multigroup companies and those over which effective control is exercised) are carried by the equity method based on the underlying book value of the holding in each company. The net income or loss obtained each year through these companies is reflected in the consolidated statements of income as “Share in the Income of Companies Carried by the Equity Method”.

Other holdings in companies that do not form part of the consolidated REPSOL YPF Group or that, despite forming part of the consolidated Group, were not consolidated (see Note 1.b), are stated at the lower of cost or market value. The market value is deemed to be the underlying book value of the holding plus, where appropriate, the unrealized gains disclosed at the acquisition date and still existing at the date of subsequent valuation.

e) Consolidation differences

•	Goodwill

This caption relates to the positive difference between the amounts paid to acquire the investees and their underlying book values, in proportion to the percentage of ownership in them, per their balance sheets, at the acquisition date, adjusted, where appropriate, by the specific valuation of their assets and liabilities. The goodwill is amortized over the period in which the investments made will be recovered, up to a maximum of 20 years (see Note 7).

The Company performs an annual analysis of the recoverability of these assets and no difficulty had arisen in this connection as of December 31, 2002, on the basis of the analysis.

•	Negative goodwill

This account relates to the negative difference between the amounts paid to acquire the investees and their underlying book values, in proportion to the percentage of ownership in them, per their balance sheets, at the acquisition date, adjusted, where appropriate, by the specific valuation of their assets and liabilities. The balance of this account is taken to income when the costs giving rise to it are disclosed.

f)	Deferred expenses

This caption includes the following items:

•	Reflagging contracts

This account relates to the cost of reflagging contracts for service stations owned by third parties, and the account balance is amortized on a straight-line basis over the average related contract term.

•	Exclusive supply contracts

This caption relates to the costs arising from exclusive supply contracts entered into by Repsol YPF with service station owners, distributors and direct consumers which are amortized on a straight-line basis over the term of the contract (the average term is currently eight years).

•	Deferred charges arising from debt issue

This caption includes deferred expenses arising from the issuance of fixed-income securities and the arrangement of loans, which are amortized based on the term of the securities issued.

The caption also includes preferred share issuance expenses, which are amortized on a straight-line basis over five to ten years (see Note 12).

Back to Contents

•	Other deferred charges

This caption relates mainly to the costs incurred in programs to convert installations of natural gas and other expenses incurred by the Group companies through the commencement or extension of the operations for which they were incorporated. These costs, net of the revenues associated with start-up, are amortized on a straight-line basis over five to seven years (see Note 8).

This caption also includes the difference between the value of the rights under long-term lease contracts and the total amount of the lease payments outstanding plus the purchase option. These costs are amortized by the interest method over the term of the related lease contract, which is currently 20 years.

g)	Inventories

Inventories are stated at the lower of cost (basically average cost) or market, and, where appropriate, the required provision for diminution in value is recorded. In the case of refinery products, the costs are allocated in proportion to the selling price of the related products (isomargin method).

h)	Short-term financial investments

Short-term financial investments are stated at the lower of cost, plus the accrued interest receivable, or market.

This caption also includes the holdings in Group and associated companies the disposal of which at short term was sufficiently certain at year-end. These holdings are recorded at the lower of their underlying book value at year-end or expected selling price.

i)	Short and long-term nontrade payables and receivables

Nontrade payables and receivables are recorded at face value, plus the accrued interest receivable or payable at each year-end.

j)	Capital subsidies and deferred revenues

–	Capital subsidies

This account relates mainly to nonrefundable capital subsidies, which are valued at the amount granted and are allocated to income on a straight-line basis over the useful lives of the projects financed.

–	Deferred revenues

Deferred revenues include basically the revenues from assignment of gas pipeline usage rights, the revenues relating to the natural gas distribution network relocation to be borne by third parties and the net amounts received each year for new connections and branch lines. These revenues are credited to income on a straight-line basis over the depreciation period of the related fixed assets, which ranges from 20 to 50 years.

In 2001 this caption included the premiums received on the financial derivatives arranged in connection with the issue of preferred shares, which were taken to income on a straight-line basis over the term of the derivative instrument. In 2002 the premiums were taken to income because the derivatives were exercised (see Notes 12 and 13).

k)	Provision for labor force restructuring

The estimated costs of these restructuring plans are expensed in the year in which the related plan is agreed on and are included under the “Extraordinary Income/(Expense)” caption in the accompanying consolidated statements of income (see Notes 14 and 18).

Back to Contents

l)	Provision for pensions and similar obligations

REPSOL YPF has defined-contribution plans for certain employees in Spain, which conform to the Pension Plan and Fund Law. The main features of these plans are as follows:

a)	They are mixed plans to cover retirement, disability and death of the participants.

b)	The sponsor (REPSOL YPF) undertakes to make monthly contributions of certain percentages of serving employees’ salaries to external pension funds.

YPF employees have defined-contribution pension plans which are implemented through an insurance company, whereby the company contributes the same amount as the participant up to a set maximum. Vested rights may be surrendered upon retirement (65 years for men and 60 for women), and upon early retirement (60 years for men and 55 for women). Workers’ contributions can be withdrawn in full in the form of capital and the company’s contributions must be allocated to purchasing monthly annuity income; in the event of death or total disability, the beneficiary collects all the capital accumulated in the plan in a lump sum and in the event of termination, if the employee has more than five years’ service and the fund is less than US$ 25,000, it can be surrendered on termination; if the fund exceeds US$ 25,000, surrender is deferred until early retirement age.

Until 2000 Gas Natural employees were covered by defined-benefit pension plans not adapted to the Spanish Pension Plan and Fund Law and recorded under the “Provisions for Pensions” caption in the balance sheet. Pension commitments to retired employees were externalized in 1999 and 2000 and the company began to externalize its commitments to its serving employees in 2000 and continued to do so in 2001 and 2002. The provision used in 2001 amounted to €13 million and the amount of the provision used in 2002 relating to the Group amounted to €2.6 million. The remaining provision in the balance sheet as of December 31, 2002, relates to the estimated cost of externalizing the outstanding commitments.

Maxus Energy Corporation (a YPF subsidiary) has a number of trustee noncontributory pension plans covering substantially all full-time employees. The benefits provided by these plans are based on years of service compensation earned during years of employment. This company also has other noncontributory pension plans for executive officers, select key employees and former employees who worked at Maxus Group companies. The contribution calculation bases are a discount rate of 7%, an expected rate of return on assets of 9% and an expected rate of compensation increase of between 4.5% and 5.5%.

This company also grants benefits for health care, life insurance and other social benefits to some of its employees who retire early. The amounts payable accrue over the employee’s years of service.

In relation to these programs, in 2002 an extraordinary expense of €41 million was recorded to cover the shortfall between the existing provision and the guaranteed benefits.

The annual cost of the pension plans and similar obligations is included in the accompanying consolidated statements of income under the “Personnel Expenses” caption and amounted to €24 million, €26 million and €28 million in 2002, 2001 and 2000, respectively. The “Financial Expenses” caption includes €0.4 million, €0.7 million and €6.6 million in 2002, 2001 and 2000, respectively, relating to the financial adjustment of the provisions as of December 31, 2002, 2001 and 2000, respectively. In 2001 and 2000, €2.7 million and €5.1 million, respectively, were recorded under the “Extraordinary Expenses” caption as a provision to cover the cost of externalizing the outstanding commitments.

m)	Other provisions

This caption includes the provisions for contingencies and expenses relating to probable or certain liabilities, including those of environmental nature arising from litigation in progress or from outstanding indemnity payments or obligations of undetermined amount, and collateral and other similar guarantees provided by the Company. These provisions are recorded when the liability or obligation giving rise to the indemnity or payment arises.

Back to Contents

The estimate of the amounts required to pay for the actions to prevent and repair the effects on the environment is based on technical and economic criteria.

n)	Foreign currency transactions

Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the transaction date. At the end of each year the balances of the accounts receivable and payable in foreign currencies are translated at the exchange rates prevailing at year- or period-end. The resulting exchange differences are recorded by the methods described in the following paragraphs, except for the exchange differences arising as a result of specific transactions to finance investments in investees whose functional currencies are the same as the currency of the related debt, which are recorded as an addition to or a reduction in the balances of the “Translation Differences” caption in the accompanying consolidated balance sheets.

Exchange differences arising on adjustment of foreign currency fixed-income securities and accounts receivable and payable denominated in foreign currencies to year-end exchange rates are classified by due date and currency, and for this purpose currencies which, although different, are officially convertible are grouped together. The negative differences in each group are charged to income.

The positive net differences in each group of currencies are recorded under the “Deferred Revenues” caption on the liability side of the consolidated balance sheet, unless exchange losses in a given group have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years.

The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are settled in advance, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

o)	Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits. The difference between the expense recorded and the resulting net tax payable is solely due to differences in the timing of recognition of expenses and revenues giving rise to deferred tax assets or liabilities (see Note 15).

p)	Classification of debt

In the accompanying consolidated balance sheets, debt maturing in under 12 months from year-end is classified as current liabilities and all other debt is classified as long term.

q)	Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises. However, in accordance with the accounting principle of prudence, the Group companies only record realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

As a result of the legislation in force in Spain on the marketing of oil and gas, REPSOL YPF includes in both expenses and revenues the excise taxes on the products marketed by it. This gave rise to increases in expenses of €5,532 million, €6,850 million and €6,869 million in 2002, 2001 and 2000, respectively, which are recorded under the “Materials Consumed” caption, and to increases in revenues of the same amounts, which are recorded under the “Sales” caption.

Work performed on water management, atmospheric protection, waste management, remediation of soil and underground water and the development of environmental management systems are deemed to environmental expenses and they are recorded for accounting purposes in accordance with the criteria indicated above.

r)	Financial derivatives

The REPSOL YPF Group uses these instruments to hedge its operating and financial risks. Note 23 contains a description of the transactions carried out by the Group, and of the way in which they were recorded.

s)	Gains and losses on disposals and assignments of interests relating to oil and gas exploration and production and similar activities

In accordance with the method used for transactions of this type and with standard practice in the industry in which the Group operates, these gains and losses are recorded under the “Other Operating Revenues” and “Materials Consumed” captions, as appropriate, in the accompanying consolidated statements of income.

(3)	Start-up expenses

The variations in this caption in the consolidated balance sheet as of December 31, 2002 and 2001, were as follows:

	2002	2001

	Millions of Euros
Beginning balance	100	138
Amortization	(39)	(38)

Ending balance	61	100

Back to Contents

(4)	Intangible assets

The detail of the balances of intangible asset accounts and of the related accumulated amortization as of December 31, 2002 and 2001, and of the variations therein is as follows:

		Transfer, easement and Usage Rights

	Goodwill	Service Stations	Gas Pipelines	Other Intangible Assets	Total

	Millions of Euros
COST

Balance as of December 31, 2000	129	414	649	833	2,025
Additions	2	11	—	78	91
Retirements or reductions	—	(1)	—	(56)	(57)
Translation differences	5	(40)	36	(133)	(132)
Variation in scope of consolidation(1)	63	1	—	1	65
Reclassifications and other variations	36	3	(2)	(10)	27

Balance as of December 31, 2001	235	388	683	713	2,019
Additions	—	11	—	46	57
Retirements or reductions	(1)	(1)	—	(12)	(14)
Translation differences	(36)	(37)	(71)	(152)	(296)
Change in method used to consolidate Gas Natural	—	—	(681)	(321)	(1,002)
Other variations in scope of consolidation(2)	—	—	259	(7)	252
Reclassifications and other variations(3)	22	15	1	261	299

Balance as of December 31, 2002	220	376	191	528	1,315

ACCUMULATED AMORTIZATION

Balance as of December 31, 2000	(34)	(107)	(94)	(285)	(520)
Amortization	(15)	(23)	(26)	(72)	(136)
Retirements or reductions	—	—	—	56	56
Translation differences	—	8	(5)	68	71
Reclassifications and other variations	(3)	9	1	4	11

Balance as of December 31, 2001	(52)	(113)	(124)	(229)	(518)
Amortization	(22)	(19)	(23)	(54)	(118)
Retirements or reductions	—	1	—	2	3
Translation differences	3	7	14	72	96
Change in method used to consolidate Gas Natural	—	—	135	94	229
Other variations in scope of consolidation(2)	—	—	(46)	4	(42)
Reclassifications and other variations	(1)	(1)	—	(65)	(67)

Balance as of December 31, 2002	(72)	(125)	(44)	(176)	(417)

(1)	The “Goodwill” caption includes mainly the goodwill relating to the service stations acquired as a result of the exchange with Petrobas (see Note 1.d.5).
(2)
The “Transfer, Easement and Usage Rights—Gas Pipelines” heading includes the increase in EMPL as a result of the variation in the consolidation method from proportional to global integration in the first quarter of 2002 (see Note 1.d.5).

(3)	The “Other Intangible Assets” caption includes €189 million relating to the long-term charter of a methane carrier vessel for transporting liquid natural gas (see Note 2.b).

Back to Contents

(5)	Property, Plant and Equipment

The detail of the balances of property, plant and equipment accounts and of the related accumulated depreciation, depletion and provisions as of December 31, 2002 and 2001, and of the variations therein is as follows:

	Land, Buildings and Structures	Machinery Plant and Equipment	Investments in Areas with Oil Reserves	Other Exploration Costs	Transport Equipment	Other Tangible Fixed Assets(1)	Total

	Millions of Euros
COST

Balance as of December 31, 2000	2,668	21,305	30,402	742	943	3,066	59,126

Additions	80	862	1,543 (2)	195	7	1,207	3,894
Retirements or reductions(3)	(84)	(54)	(1,406)	(191)	(17)	(125)	(1,877)
Translation differences	(226)	(706)	1,607	19	26	(80)	640
Variations in scope of consolidation(4)	(165)	(1,001)	(1,394)	(62)	(126)	(88)	(2,836)
Reclassifications and other variations	58	836	(2)	(198)	43	(989)	(252)

Balance as of December 31, 2001	2,331	21,242	30,750	505	876	2,991	58,695
Additions	63	470	961 (2)	91	4	639	2,228
Retirements or reductions	(15)	(99)	(86)	(16)	(22)	(31)	(269)
Translation differences	(341)	(1,488)	(4,787)	(26)	(135)	(265)	(7,042)
Change in method used to consolidate GasNatural	(217)	(6,301)	—	—	(18)	(523)	(7,059)
Other variations in scope of consolidation(4)	(5)	(849)	—	—	1	(50)	(903)

Reclassifications and other variations	50	858	8	(80)	32	(952)	(84)

Balance as of December 31, 2002	1,866	13,833	26,846	474	738	1,809	45,566

ACCUMULATED DEPRECIATION,
DEPLETION AND PROVISIONS

Balance as of December 31, 2000	(710)	(10,481)	(15,140)	(512)	(648)	(446)	(27,937)
Depreciation and depletion	(89)	(1,018)	(1,456)	(34)	(26)	(96)	(2,719)
Retirements or reductions(3)	15	36	1,003	192	15	28	1,289
Net period provisions(5)	—	(4)	(680)	(44)	—	—	(728)
Translation differences	65	228	(778)	(8)	(15)	47	(461)
Variations in scope of consolidation(4)	56	695	989	90	108	(14)	1,924
Reclassifications and other variations	19	(37)	355	6	(25)	55	373

Balance as of December 31, 2001	(644)	(10,581)	(15,707)	(310)	(591)	(426)	(28,259)
Depreciation and depletion	(41)	(817)	(1,322)	(100)	(20)	(82)	(2,382)
Retirements or reductions	4	70	72	15	21	10	192
Net period provisions(5)	—	(3)	(371)	(28)	—	—	(402)
Translation differences	102	689	2,463	16	90	70	3,430
Change in method used to consolidate GasNatural	53	2,002	—	—	11	55	2,121
Other variations in scope of consolidation(4)	6	239	—	—	1	(5)	241
Reclassifications and other variations	21	337	79	(10)	(9)	(363)	55

Balance as of December 31, 2002	(499)	(8,064)	(14,786)	(417)	(497)	(741)	(25,004)

Net balance at 12/31/02(6)	1,367	5,769	12,060	57	241	1,068	20,562

(1)	Including construction in progress.
(2)
In 2001 includes investments in Argentina (€959 million), the rest of Latin America (€376 million), the Far East (€119 million) and North Africa and the Middle East (€64 million). In 2002 investments were made in Argentina (€598 million), the rest of Latin America (€306 million) and North Africa and the Middle East (€53 million).

(3)
This amount includes €432 million relating to the net book value of various exploration and production concessions in Egypt, which were sold in 2001. The gains on these disposals amounted to €201 million, which were recorded under the “Other Operating Revenues” caption in the accompanying consolidated statement of income (see Note 2.s).

Back to Contents

(4)
In 2001 includes €1,555 million and €916 million of cost and accumulated amortization, respectively, due to the change in CLH’s consolidation method. It also includes €2,062 million and €1,107 million of cost and accumulated amortization, respectively, due to the exclusion from consolidation of the Indonesian companies held for sale (see Note 1.d.5).

In 2002 includes a cost reduction of €782 million, €345 million and €124 million for Enagás, S.A., Gas Argentino, S.A. and Petroken Petroquímica Ensenada, S.A., respectively, and €232, €79 million and €45 million of accumulated amortization due to the change in the consolidation method used for these companies in 2001, to the equity method in 2002. The impact of the inclusion of Refap, S.A., which was consolidated by the proportional integration method in 2002 as opposed to being carried by the equity method in 2001, gave rise to an increase in cost of €89 million and of €43 million in accumulated amortization.

(5)
In 2001 includes €653 million relating to the provision for impairment of the exploration and production assets in Argentina as a result of the measures taken by the Argentinean government (see Note 1.d.1). In 2002 includes €410 million relating to the provision recorded as a result of the comparison between fair value or cash flows, updated as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas and the net book value of the assets allocated to them.

(6)	As of December 31, 2002 and 2001, the accumulated provision amounted to €1,044 million and €797 million, respectively.

The balances of nondepreciable assets, i.e. land and construction in progress, amounted to €568 million and €1,534 million, respectively, in 2002. The land amounts were included under the “Land, Buildings and Structures” caption in the foregoing table, and the amounts relating to construction in progress were recorded under the “Machinery, Plant and Equipment” (€40 million in 2002), “Investments in Areas with Reserves” (€876 million in 2002), “Other Exploration Costs” (€70 million in 2002) and “Other Tangible Fixed Assets” (€548 million in 2002) captions.

6,966 million and €7,299 million of the property, plant and equipment had been fully depreciated as of December 31, 2002 and 2001, respectively.

On December 31, 1996, most of the Spanish REPSOL YPF Group companies revalued their property, plant and equipment pursuant to Royal Decree-Law 7/1996 and paid the one-time 3% tax. Some of the Group companies had previously revalued their assets pursuant to other enabling legislation. The 1996 revaluation was generally carried out by applying the maximum coefficients authorized by the aforementioned Royal Decree-Law with the 40% reduction.

The accounts affected by the revaluation pursuant to Royal Decree-Law 7/1996 and the related effect, net of depreciation, as of December 31, 2002 and 2001, are as follows:

	Balance at 12/31/01	Additions	Disposals	Variations in the scope of consolidation	Balance at 12/31/02

	Millions of Euros
Land, buildings and other structures	83	(3)	(1)	(15)	64
Machinery, plant and equipment	499	(34)	(1)	(348)	116
Investments in oil and gas exploration and production Investments in areas with oil reserves	1	—	—	—	1
Transport equipment	1	—	—	—	1
Other tangible fixed assets	2	(1)	—	—	1

	586	(38)	(2)	(363)	183

The revaluations increased the net values of the property, plant and equipment by €1,496 million. The effect in shareholders’ equity of the remaining undepreciated balance, net of minority interests, included in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, amounted to €183 million and €365 million, respectively.

Back to Contents

The aforementioned revaluations also increased the period depreciation charge, net of the portion attributable to minority interests, by €31 million, €42 million and €53 million in 2002, 2001 and 2000, respectively.

The “Property, Plant and Equipment” caption includes investments by the REPSOL YPF Group in administrative concessions amounting to €82 million and €117 million as of December 31, 2002 and 2001, respectively. The assets subject to the concessions must be returned to the Spanish State in good working order between 2003 and 2050.

Approximately €15,266 million and €20,739 million of the Group’s total net property, plant and equipment as of December 31, 2002 and 2001, respectively, relating mostly to oil and gas exploration and production activities, are located outside Spain.

In 2002 and 2001 REPSOL YPF recorded provisions for asset depreciation of €410 million and €655 million, respectively, as a result of comparing the market value or future cash flows, discounted if appropriate, from the proved and unproved (the latter being subject to a risk factor) oil and gas reserves with the net book values of the assets associated therewith (see Notes 18 and 1.d.1).

REPSOL YPF has insured all the normal industrial risks to which its property, plant and equipment are subject.

As of December 31, 2002 and 2001, the Group had commitments for investments in assets totaling €116 million and €222 million, respectively.

Back to Contents

(6)	Investments in Affiliates and Other Financial Assets

The detail of the balances of this caption as of December 31, 2002 and 2001, is as follows:

	2002	2001

	Millions of Euros
1 Investments in companies
Holdings in companies carried by the equity method:
Enagas	87	—
Compañía Logística de Hidrocarburos CLH, S.A.	62	107
Atlantic LNG Company of Trinidad & Tobago	56	57
Petroken Petroquímica Ensenada, S.A.	56	—
Oleoductos del Valle, S.A.	53	48
Atlantic LNG 2/3 Company of Trinidad & Tobago	24	—
PBB Polisur, S.A.(1)	21	64
Terminales Marítimos Patagónicos, S.A. (Termap)	20	20
Dynasol Elastómeros, S.A. de CV	17	24
Terminales Canarios, S.L.	11	12
Sociedad de Gas de Euskadi, S.A.	10	36
Asfaltos Españoles, S.A.	10	9
Oleoducto Trasandino Argentina, S.A.	9	13
Repsol Bronderslev A/S.	8	7
Oleoducto Trasandino Chile, S.A.	8	11
Gasoducto del Pacífico (Argentina), S.A.	7	—
Gasolineras Prats, S.A.	4	4
Ángel Muñoa, S.L.	4	4
Transportadora Subrasileira de Gas	3	5
Gas Aragón, S.A.	2	10
Kromschroeder, S.A.	1	5
Refap, S.A.	—	68
Inversora Dock Sud, S.A.(2)	—	45
Hinia, S.A.	—	4
Other companies carried by the equity method	39	37

	512	590

Long-term investment securities (at cost). Equity securities:

Oleoductos de Crudos Pesados (OCP), Ltd.	14	16
Termogaucha – Usina Termelétrica, S.A.	14	14
Gasoducto del Pacífico (Chile), S.A.	14	—
Proyectos Integrados Energéticos, S.A.	12	12
Polymed.	7	9
Iniciativas de Mercados Interactivos, S.A.	2	4
Atlantic LNG 2/3 Holdings LLC.	—	87
Gasoducto del Pacífico (Argentina), S.A.	—	31
Other companies	23	57

	86	230
Total investments in companies	598	820

Back to Contents

2 Other financial investments

Long-term financial investments	335	309
Long-term guarantees and deposits	34	59
Other financial investments	251	300

Total other financial investments	620	668

Total financial investments	1,218	1,488

(1)	Previously Petroquímica Bahía Blanca, S.A.I.C. and Polisur, S.A., merged in 2001.
(2)	This company’s net worth became negative in 2002. The Repsol YPF Group’s holding is recorded under the “Other Provisions” caption.

The variations in long-term financial investments in 2002 and 2001 were as follows:

	Investments in companies	Other Financial Investments	Total

	Millions of Euros
Balance as of December 31, 2000	1,080	968	2,048

Investment(1)	152	149	301
Retirements or reductions(2)	(189)	(151)	(340)
Net period provisions	(3)	—	(3)
Variations in scope of consolidation(3)	(77)	(2)	(79)
Income of investees(4)	36	—	36
Dividends distributed	(60)	—	(60)
Translation differences	(15)	(96)	(111)
Reclassifications and other variations	(104)	(200)	(304)

Balance as of December 31, 2001	820	668	1,488

Investment(1)	20	174	194
Retirements or reductions(2)	(30)	(28)	(58)
Net period provisions	(6)	—	(6)
Change in method used to consolidate Gas Natural	(86)	(160)	(246)
Variations in scope of consolidation(3)	118	3	121
Income of investees(4)	(35)	—	(35)
Dividends distributed	(62)	—	(62)
Translation differences	(143)	(175)	(318)
Reclassifications and other variations	2	138	140

Balance as of December 31, 2002	598	620	1,218

(1)
The 2001 investments under the “Investments in companies” caption relate to the capital contributions to Atlantic LNG 2/3 Holdings LLC which were transformed into loans (€55 million), to Inversora Dock Sud (€20 million), Gasoducto del Pacífico (€15 million), Oleoducto de Crudos Pesados (OCP) Ltd. (€15 million), Termogaucha Usina Termeletrica, S.A. (€12 million), the acquisition of Bencirep-Val (€5.4 million) and other companies the investment in which was less than €5 million.

The 2002 investments under the same caption relate mainly to a capital increase at Repsol France (€6.1 million) and to the acquisition of a holding in the Brazilian company Termogaucha Usina Termeletrica, S.A. (€5.8 million).

In 2001 the investments in “Other Financial Investments” relate mainly to loans to companies carried by the equity method (€75 million) and to nonconsolidated companies (€45 million). In 2002, most of these investments are related to loans to companies carried by the equity method (€76 million) and to deposits as security for compliance with various obligations (€53 million).

Back to Contents

(2)
The divestments under the “Investments in companies” caption in 2001 relate mainly to the disposal of the holding in Edenor, S.A. (€87 million), the sale of the 36% holding in Oleoducto Trasandino Argentina, S.A. and Oleoducto Trasandino Chile, S.A. (€57 million) and the sale of Inversora de Distribución de Entre Ríos, S.A. (€21 million). In 2002 this caption includes the successive disposals of blocks of CLH shares (€29 million).

(3)
In 2001 includes an addition of €107 million representing 41% of the net worth of CLH as of December 31, 2001 as a result of the change in the consolidation method, and €36 million relating to the holding acquired in the REFAP refinery. Also including the decrease due to the change from the equity method to the proportional integration method of consolidation of Lipigas and Refinor (€186 million and €71 million, respectively) (see Note 1.d.5).

In 2002 includes the percentage of ownership in investees that changed from the global or proportional integration method to the equity method of consolidation in 2002. The main companies were Enagás, S.A. (€86 million), Petroken Petroquímica Ensenada, S.A. (€56 million) and Gas Argentino, S.A. (€41 million). Also includes the decrease due to the change from the equity method to the proportional integration method of consolidation of Refap, S.A. (€68 million).

(4)
In 2001 this relates mainly to the income contributed by REFAP (€25 million), Atlantic LNG (€20 million), Oleoductos del Valle, S.A. (€10 million), Terminales Marítimas Patagónicas, S.A. (€9 million) and Gas Aragón (€5 million), and to the share in the losses of Inversora Dock Sud, S.A. (€25 million) and PBB Polisur, S.A. (€24 million).

In 2002 this relates mainly to the income contributed by Atlantic LNG (€20 million), CLH (€18 million), Oleoductos del Valle, S.A. (€15 million), Petroken Petroquímica Ensenada, S.A. (€10 million) and Enagas (€5 million), to the share in the losses of Central Dock Sud, S.A. (€65 million), PBB Polisur, S.A. (€37 million) and Gas Argentino, S.A. (€19 million) and to the contribution of other investees whose individual contribution was less than €5 million.

The salient information as of December 31, 2002, on the companies listed in the foregoing table of equity securities with an individual cost per books of more than €4 million is as follows:

Company	Percentage of Ownership	Capital	Reserves	2002 Income (Loss)

		Millions of Euros
Oleoductos de Crudos Pesados (OCP), Ltd.(1)	25.69%	59.9	(0.9)	(2.0)
Termogaucha – Usina Termeletrica, S.A.(2)	26.00%	47.6	7.8	—
Gasoducto del Pacífico Chile(3)	8.67%	173.3	(3.3)	6.2
Proyectos Integrados Energéticos, S.A.(4)	50.00%	24.0	(0.6)	0.8
Polymed(5)	33.33%	20.8	1.4	—

(1)	Company engaging in the construction of an oil pipeline for heavy crude oil in the north of Quito (Ecuador).
(2)	Brazilian company that engages in the construction and operation of a gas thermoelectric plant in the region of Grande Porto Alegre, Río Grande del Sul (Brazil) for the retailing of electricity.
(3)	Chilean company engaging in the transmission of natural gas.
(4)	Spanish company engaging in the performance of energy projects.
(5)	Algerian company engaging in the manufacture of polyolefins.

The “Long-Term Financial Investments” caption relates mainly to loans granted to companies consolidated by the proportional integration method which were not eliminated in consolidation, as indicated in Note 1.b., and loans to nonconsolidated companies. These investments earned average interest of 4.03% and 6.31% in 2002 and 2001, respectively. This caption includes €53 million corresponding to cash advances related to the swap transaction described in Note 23 “Interest rate options”.

Back to Contents

As of December 31, 2002 and 2001, these financial investments mature over the next five years as follows:

MATURING IN	2002		2001

	Millions of Euros
2002	—		3,909	(1)
2003	4,270	(1)	196
2004	52		35
2005	21		22
2006	25		12
2007	12		12
Subsequent years	510		391

	4,890		4,577

(1)	These amounts include temporary cash investments (see Note 10).

(7)	Goodwill Arising on Consolidation

The detail, by investee, of the “Goodwill” caption as of December 31, 2002 and 2001, is as follows:

	2002	2001

	Millions of Euros
Companies consolidated by the global integration method
YPF, S.A.	2,386	3,422
Empresas Lipigas, S.A.	92	125
Refinería La Pampilla, S.A.	50	63
Repsol YPF Comercial del Perú, S.A.	45	56
Duragas, S.A.	16	21
Repsol YPF Gas, S.A.(1)	6	15
Repsol YPF Distribuidora, S.A.	6	12
5254 Participaçoes, S.A.	—	7

Companies consolidated by the proportional integration method
Refap, S.A.	189	359
Gas Natural SDG, S.A.	51	107
Compañía Distribuidora de Gas do Río de Janeiro	26	93
Gas Natural, S.A. ESP	12	54
Ceg Río, S.A.	11	36
Comercializadora Metrogás, S.A. de C.V.	9	54
Global Companies LLC	9	12
Refinaria de Petróleos de Manguinhos, S.A. and investees	5	3
Refinerías del Norte, S.A.	4	4
Gasoriente, S.A. ESP	2	10
Gas Natural Navarra, S.A.	1	6
Gas Argentino, S.A.	—	15
Gas Natural México, S.A. de C.V.	—	10

Companies carried by the equity method
PBB Polisur, S.A.(2)	9	8
Sucar, S.A.	3	3
Lima – Gas, S.A.	2	2

	2,934	4,497

(1)	Formerly YPF Gas, S.A. and Repsol Gas, S.A., which were merged effective January 1, 2001 (see Note 1.d.5).
(2)	Formerly Petroquímica Bahía Blanca SAIC and Polisur, S.A., which were merged in 2001.

Back to Contents

The variations in 2002 and 2001 in this caption in the accompanying consolidated balance sheets were as follows:

	2002	2001

	Millions of Euros
Beginning balance	4,497	4,733

Additions(1)	108	4
Change in the method used to consolidate Gas Natural	(218)	—
Variations in scope of consolidation(2)	23	477
Amortization(3)	(300)	(323)
Retirements(4)	(51)	(8)
Translation differences(5)	(1,102)	(369)
Reclassifications and other variations	(23)	(17)

Ending balance	2,934	4,497

(1)	The 2002 additions relate mainly to CEG (€68 million) and CEG Río (€26 million).
(2)	In 2001 includes €344 million relating to the goodwill arising on the acquisition of the REFAP refinery in the exchange with Petrobras and €139 million generated by Lipigas (see Note 1.d.5).
(3)
Includes €168 million and €249 million in 2002 and 2001, respectively, relating to amortization of goodwill of YPF. In 2002 also includes early amortization of goodwill arising on the purchase in 2002 of various holdings in Brazilian and Colombian subsidiaries of Gas Natural (see Note 1.d.5).

(4)	In 2001 relates to the goodwill of Edenor (see Note 1.d.5) and in 2002 to the goodwill assigned to the percentage of Gas Natural SDG, S.A. sold (see Note 1.d.2).
(5)	Including a reduction of €490 million and €616 million in 2002 and 2001, respectively, due to the writedown of YPF goodwill (see Note 1.d.1).

Back to Contents

(8)	Deferred Expenses

The detail of the balances of this caption in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, and of the variations therein in the years then ended is as follows:

	Cost of	Exclusive	Deferred	Other
	Reflagging	Supply	Charges	Deferred
	Service Stations	Contracts	on Debts	Expenses	Total

	Millions of Euros
Balance as of December 31, 2000	128	41	72	240	481
Capitalized costs(1)	24	2	251	83	360
Amortization	(26)	(13)	(35)	(42)	(116)
Retirements	(2)	—	—	(44)	(46)
Variations in scope of consolidation	(2)	—	—	(1)	(3)
Translation differences	(29)	—	(6)	(27)	(62)
Reclassifications and other variations	20	(1)	—	(17)	2

Balance as of December 31, 2001	113	29	282	192	616

Capitalized costs(1)	5	3	1	71	80
Amortization	(16)	(12)	(40)	(42)	(110)
Retirements	(1)	—	—	(4)	(5)
Change in method used to consolidate Gas Natural	—	—	—	(33)	(33)
Variations in scope of consolidation	—	—	—	8	8
Translation differences	(28)	—	(6)	(37)	(71)
Reclassifications and other variations(2)	1	—	(5)	202	198

Balance as of December 31, 2002	74	20	232	357	683

(1)	In 2001 the “Deferred Charges on Debts” caption includes €235 million which arose in Repsol International Capital’s 2001 preferred stock issues (see Note 12).

In 2002 the “Capitalized cost” caption includes €23 million relating to the amount payable to Gas Natural SDG in three installments in 2005, 2006 and 2007 as consideration for the grant of a preferential right on certain Latin-American gas supplies.

(2)
The “Other Deferred Expenses” column includes €204 million relating to the deferred implicit financial burden of the long-term charter of a methane carrier vessel for transporting liquefied natural gas (see Note 2.f).

(9)	Inventories

The detail of the “Inventories” caption as of December 31, 2002 and 2001, is as follows:

			Carrying
	Cost	Write Down	Value

	Millions of Euros
2002
Crude oil and natural gas	737	—	737
Finished and semifinished products	1,100	(7)	1,093
Supplies and other inventories	297	(8)	289

	2,134	(15)	2,119

2001
Crude oil and natural gas	777	(25)	752
Finished and semifinished products	1,050	(59)	991
Supplies and other inventories	372	(9)	363

	2,199	(93)	2,106

Back to Contents

Royal Decree 2111/1994, which came into force on December 8, 1994, regulates the obligation to maintain minimum safety reserves of oil products and also created Corporación de Reservas Estratégicas de Productos Petrolíferos. The Royal Decree defines who must maintain these safety reserves and the quantity thereof, specifying that they can be calculated at consolidated level. In this respect, as of December 31, 2002, the REPSOL YPF Group had met the minimum safety reserve requirements established by the Royal Decree through the Spanish companies included in the Group.

Also, in accordance with current legislation (Royal Decree 1085/1992), Repsol Butano, S.A. must have stored, and does have stored the necessary LPG inventories to ensure that demand for gas can be met for a period of 30 days.

REPSOL YPF’s product purchase and sale futures as of December 31, 2002 and 2001, are disclosed in Note 23.

(10)	Temporary Cash Investments

The detail of this caption as of December 31, 2002 and 2001, is as follows:

	2002	2001

	Millions of Euros
Temporary cash investments	4,262	3,902
Accrued interest	8	7

Total	4,270	3,909

The balance of this caption relates basically to surpluses deposited at finance entities. These investments earned interest of approximately 3.42% and 5.15% in 2002 and 2001, respectively.

The 2001 balance includes €184 million relating to the year-end value of the net worth plus the unamortized goodwill of the Indonesian companies which were excluded from the scope of consolidation. The balance also includes intercompany loans of €375 million to the Indonesian companies, which are included under this caption because these companies were excluded from the scope of consolidation (see Note 1.d.5).

As of December 31, 2002 and 2001, the balance also included €17 million and €48 million, representing 6.79% and 18.55%, respectively, relating to the net worth plus the unamortized goodwill of CLH, for which there was a sale commitment at those dates (see Note 1.d.3).

(11)	Shareholders’ Equity

The detail of the balances of this caption as of December 31, 2000, 2001 and 2002, and of the variations therein in the years then ended is as follows:

			Other Reserves of the
			Parent Company

					Reserve for		Reserves of		Income
	Capital	Paid-in	Legal	Restatement	Adjustment	Voluntary	Consolidated	Translation	for the	Interim
2000	Stock	Surplus	Reserve	Reserve	to Euros	Reserves	Companies	Differences	Period	Dividend	Total

	Millions of Euros
Balance as of December 31, 1999	1,188	6,064	180	3	2	1,208	2,811	249	1,011	(190)	12,526

Capital increase	33	364	—	—	—	—	—	—	—	—	397

Distribution of 1999 income:

Legal reserve	—	—	44	—	—	—	—	—	(44)	—	—
Interim dividend	—	—	—	—	—	—	—	—	(190)	190	—
Supplementary dividend	—	—	—	—	—	—	—	—	(309)	—	(309)
Voluntary reserves	—	—	—	—	—	(99)	567	—	(468)	—	—

Translation differences and other	—	—	—	—	—	—	19	313	—	—	332

Net income for the year	—	—	—	—	—	—	—	—	2,429		2,429

Interim dividend	—	—	—	—	—	—	—	—	—	(232)	(232)

Balance as of December 31, 2000	1,221	6,428	224	3	2	1,109	3,397	562	2,429	(232)	15,143

Back to Contents

			Other Reserves of the
			Parent Company

					Reserve for		Reserves of		Income
	Capital	Paid-in	Legal	Restatement	Adjustment	Voluntary	Consolidated	Translation	for the	Interim
2001	Stock	Surplus	Reserve	Reserve	to Euros	Reserves	Companies	Differences	Period	Dividend	Total

	Millions of Euros
Balance as of December 31, 2000	1,221	6,428	224	3	2	1,109	3,397	562	2,429	(232)	15,143

Distribution of 2000 income:

Legal reserve	—	—	20	—	—	—	—	—	(20)	—	—
Interim dividend	—	—	—	—	—	—	—	—	(232)	232	—
Supplementary dividend	—	—	—	—	—	—	—	—	(378)	—	(378)
Voluntary reserves	—	—	—	—	—	39	1,760	—	(1,799)	—	—

Translation differences and other	—	—	—	—	—	—	21	(1,016)	—	—	(995)

Net income for the year	—	—	—	—	—	—	—	—	1,025	—	1,025

Interim dividend	—	—	—	—	—	—	—	—	—	(257)	(257)

Balance as of December 31, 2001	1,221	6,428	244	3	2	1,148	5,178	(454)	1,025	(257)	14,538

			Other Reserves of the
			Parent Company

					Reserve for		Reserves of		Income
	Capital	Paid-in	Legal	Restatement	Adjustment	Voluntary	Consolidated	Translation	for the	Interim
2002	Stock	Surplus	Reserve	Reserve	to Euros	Reserves	Companies	Differences	Period	Dividend	Total

	Millions of Euros
Balance as of December 31, 2001	1,221	6,428	244	3	2	1,148	5,178	(454)	1,025	(257)	14,538

Distribution of 2001 income:

Legal reserve	—	—	—	—	—	—	—	—	—	—	—
Interim dividend	—	—	—	—	—	—	—	—	(257)	257	—
Supplementary dividend	—	—	—	—	—	—	—	—	—	—	—
Voluntary reserves	—	—	—	—	—	1,607	(839)	—	(768)	—	—

Translation differences and other	—	—	—	—	—	—	(49)	(2,672)	—	—	(2,721)

Net income for the year	—	—	—	—	—	—	—	—	1,952	—	1,952

Interim dividend	—	—	—	—	—	—	—	—	—	(183)	(183)

Balance as of December 31, 2002	1,221	6,428	244	3	2	2,755	4,290	(3,126)	1,952	(183)	13,586

Capital stock

As of December 31, 2002, the capital stock consisted of 1,220,863,463 fully subscribed and paid shares of €1 par value each, all listed on the Spanish (continuous market), New York and Buenos Aires Stock Exchanges.

On June 28, 2000, the General Shareholders’ Meeting approved three capital increases on the following terms:

–
The first of a maximum par value of €24,847,088, through the issuance of 24,847,088 new common shares of €1 par value each and additional paid-in capital of €11 each, for delivery to and subscription by the shareholders with voting rights at the Argentine company Astra Compañía Argentina de Petróleo, S.A. who accept REPSOL YPF, S.A. tender offer for these shares, subject to the outcome of the tender offer.

–
The second of a maximum par value of €15,266,670, through the issuance of 15,266,670 new common shares of €1 par value each and additional paid-in capital of €11 each, for delivery to and subscription by the holders of shares with voting rights issued by YPF, S.A. who accept REPSOL YPF, S.A. tender offer for these shares, subject to the outcome of the tender offer.

–
The third of a maximum par value of €522,871, through the issuance of 522,871 new common shares of €1 par value each and additional paid-in capital of €18.70 each, for delivery to and subscription by the shareholders with voting rights at the Spanish company Repsol Comercial de Productos Petrolíferos, S.A. who accept REPSOL YPF, S.A. private tender offer for these shares, subject to the outcome of the private tender offer.

As a result of the first offering, 24,342,464 shares of REPSOL YPF, S.A. shares were issued and exchanged for 18,256,848 shares of Astra (four REPSOL YPF, S.A. shares for every three Astra shares), which increased the holding in Astra to 99.4%. This capital increase amounted to €292 million and was registered on September 8, 2000.

The tender offer relating to YPF was registered on September 11, 2000 and took place through the issuance of 8,166,114 shares of REPSOL YPF, S.A. which were exchanged for 4,083,057 shares of YPF (two REPSOL YPF, S.A. shares for every YPF share). This transaction increased the holding in YPF to 99%. This capital increase amounted to €98 million.

The private tender offer for the shares of Repsol Comercial de Productos Petrolíferos, S.A. was registered on December 19, 2000 and involved the issuance of 354,885 shares of REPSOL YPF which were exchanged for 591,475 shares of Repsol Comercial de Productos Petrolíferos, S.A. (three REPSOL YPF, S.A. shares for every five Repsol Comercial de Productos Petrolíferos, S.A. shares). As of December 31, 2000 this company was 97% owned by REPSOL YPF. This capital increase amounted to €7 million.

The most significant holdings in REPSOL YPF, S.A. of which the Company is aware are as follows:

	Percentage of Ownership

CAIXA	10.16	(1)
BBVA	8.03
Repinves	5.63	(2)
Pemex	4.08
Iberdrola	3.27
Endesa	3.02

(1)	Holding owned through La Caixa Holdings, S.A. Also, La Caixa has a 41.4% holding of Repinves.
(2)	Repinves’ shareholders are: La Caixa, Caixa D’Estalvis de Catalunya and Caja Guipúzcoa San Sebastián.

REPSOL YPF, S.A.’s bylaws limit the maximum number of votes that any single shareholder or companies belonging to the same group may cast at the Shareholders’ Meeting to 10% of the voting stock.

On April 21, 2002, the Shareholders’ Meeting resolved to:

–
Authorize the Board to increase the Company’s capital stock, at one or several times, by an amount equal to half of the capital stock on the date of the capital increase, during a period of five years from the date of the resolution, through monetary contributions, with the additional paid-in capital the Board considers appropriate in view of the market price of the Company’s shares.

–
Issue €3,000,000,000 of debentures convertible into and/or exchangeable for shares of Repsol YPF, S.A. without preemptive subscription rights to shareholders, and to empower the Board of Directors to execute the agreement in the year following the Shareholders’ Meeting, to determine the bases and types of the conversion or exchange, to increase capital stock by the amount required to cater for conversion requests and to determine the issue details not set by the Shareholders’ Meeting.

–
Authorize the Board of Directors to issue €3,000,000,000 of debentures convertible into shares of Repsol YPF, S.A. and/or exchangeable for shares of the Company or other companies during a five-year period from the date of that Shareholders’ Meeting; to determine the bases and types of the conversion or exchange and to increase capital stock by the amount required. The adoption of this resolution rendered ineffective the resolution adopted by the Shareholders’ Meeting on June 6, 1997, which empowered the Board to issue debentures convertible into and/or exchangeable for Company shares, and the resolution adopted by the Shareholders’ Meeting on April 22, 1998, which empowered the Board to issue debentures convertible into and/or exchangeable for shares of the Company or other companies.

Back to Contents

–
Issue debentures convertible into shares of Repsol YPF, S.A. for a total nominal amount of €162,800,000, without preemptive subscription rights to shareholders, to empower the Board to determine the bases and types of the conversion or exchange, and to increase capital stock by the amount required to cater for conversion requests that may be made. The purpose of the issue is to cover the medium-term incentive compensation system for executives which was also submitted for the approval of the Shareholders’ Meeting (see Note 23).

As of December 31, 2002, these authorizations had not been used.

Paid-in surplus

The revised Corporations Law expressly permits the use of the additional paid-in surplus balance to increase capital and establishes no specific restrictions as to its use.

Legal reserve

Under the revised Corporations Law, 10% of net income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital, provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

This reserve, in the case of REPSOL YPF, S.A.’s subsidiaries, is recorded under the “Reserves at Consolidated Companies” caption.

Restatement reserve

The balance of the “Restatement Reserve Royal Decree-Law 7/1996” account can be used, free of tax, to offset recorded losses (both prior years accumulated losses and current year losses) or losses which might arise in the future, and to increase capital stock. From January 1, 2007, the balance of this account can be transferred to unrestricted reserves provided the related monetary surplus has been realized. The distribution of this reserve would give rise to dividend double taxation tax credits. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to tax.

The distribution of these reserves would give rise to tax credits for dividend double taxation.

This reserve, in the case of REPSOL YPF, S.A.’s subsidiaries, is recorded under the “Reserves at Consolidated Companies” caption.

Dividends

The 2002, 2001 and 2000 interim dividends relate to the gross interim dividend per share distributed by REPSOL YPF, S.A. out of income in each of these years. In 2002 it amounted to €183 million (€0.15 gross per share), in 2001 to €257 million (€0.21 gross per share) and in 2000 to €232 million (€0.19 gross per share).

The supplementary dividend for 2000 approved by the General Shareholders’ Meeting of Repsol YPF, S.A., amounted to €378 million (€0.31 gross per share).

The 2001 Shareholders’ Meeting resolved to ratify the interim dividend distributed and to credit the net unallocated income to reserves.

The proposal for the distribution of Repsol YPF, S.A.’s 2002 income, to be submitted for approval at the next Shareholders’ Meeting, will include a request to ratify a 2002 interim dividend payable from July 14, of €195 million (€0.16 gross per share).

Back to Contents

Based on the accounting statement prepared and its unused credit lines, as of the date on which the interim dividend was approved, the Company had sufficient liquidity to distribute the interim dividend pursuant to Articles 194.3 and 216 of the revised Corporations Law.

The detail, by subgroup, of the balances of “Reserves at Consolidated Companies” and “Translation Differences” as of December 31, 2002, 2001 and 2000, is as follows:

	2002	2001	2000

	Millions of Euros
Reserves in Consolidated Companies:
Gas Natural Subgroup	1,140	1,011	878
Repsol Exploración Subgroup	807	548	305
Repsol Comercial Subgroup	497	843	977
Repsol Petróleo Subgroup	409	134	165
Petronor Subgroup	174	132	91
Repsol Butano Subgroup	124	55	56
CLH Subgroup	—	134	320
YPF Subgroup	(106)	882	140
Brasil Subgroup	(25)	—	—
Repsol Química Subgroup	(3)	24	22
Astra Subgroup	—	—	217
Other subsidiaries and consolidated adjustments	1,273	1,415	226

Total	4,290	5,178	3,397

Translation differences:
YPF Subgroup	(2,389)	(502)	474
Brasil Subgroup	(326)	29	—
Repsol Butano Subgroup	(143)	(56)	—
Gas Natural Subgroup	(102)	(32)	3
Repsol Exploración Subgroup	(92)	(15)	12
Repsol Química Subgroup	(3)	3	(1)
Astra Subgroup	—	—	(17)
Other subsidiaries and consolidated adjustments	(71)	119	91

Total	(3,126)	(454)	562

The “Reserves at Consolidated Companies” caption includes €1,111 million and €2,078 million of restricted reserves in 2002 and 2001, respectively.

Following is a detail of the Group companies whose shares were listed as of December 31, 2002:

Company	Number of Shares Listed	Percentage of Capital Stock Listed	Stock Exchange	Year-End Value	Last Quarter Value	Currency

Repsol YPF, S.A.	1,220,863,463	100%	Spanish continuous market	12.60	11.93	Euros
			Buenos Aires	45.00	44.77	Argentine Pesos
			New York	13.08	11.93	U.S. Dollars
Gas Natural SDG, S.A.	447,776,028	100%	Spanish continuous market	18.07	18.43	Euros
YPF	393,312,793	100%	New York	12.17	11.06	U.S. Dollars
			Buenos Aires	44.50	42.74	Argentine Pesos

Back to Contents

(12)	Minority Interests

The detail of this caption as of December 31, 2002 and 2001, is as follows:

2002

	Preferred		Repsol YPF
	Shares	Andina	Perú, BV	Invergás	Petronor	YPF	Other	Total

	Millions of Euros
Equity in:
Capital stock	3,691	143	89	29	17	50	51	4,070
Reserves	0	74	8	8	42	15	24	171
Income(2)	176	2	9	(40)	12	14	19	192
Interim dividend	(176)	—	(2)	—	(25)	(4)	(3)	(210)

	3,691	219	104	(3)	46	75	91	4,223

2001

	Preferred		Repsol YPF
	Shares	Andina	Perú, BV	Invergás	Gas Natural	Petronor	YPF	Other	Total

	Millions of Euros
Equity in:
Capital stock	3,814	169	131	119	291	17	159	10	4,710
Reserves	—	63	10	(36)	1,537	42	(24)	26	1,618
Income(1)	90	25	21	(14)	290	13	(1)	3	427
Interim dividend	(90)	—	(13)	(9)	(35)	(14)	(3)	—	(164)

	3,814	257	149	60	2,083	58	131	39	6,591

(1)	This income does not include the €63 million of income attributable to the minority shareholders of CLH, a company whose method of consolidation has changed (see Note 1.d.3)
(2)
This income does not include the €142 million of income attributable to the minority shareholders of Gas Natural SDG, a company which was consolidated by the global integration method until May 2002, and since then has been consolidated by the proportional integration method (see Note 1.d.2)

The variations in this caption in 2002 and 2001 were as follows:

	Preferred			Repsol YPF
	Shares	Andina	CLH	Perú, BV	Invergás	Gas Natural	Petronor	YPF(*)	Other	Total

	Millions of Euros
Balance as of December 31, 2000	772	—	238	137	168	1,920	56	191	40	3,522

Capital increase	3,000	—	—	—	—	2	—	—	—	3,002

Variations in scope of consolidation	—	223	(103)	—	—	5	15	(1)	(4)	135

Income for the period	90	25	63	21	(14)	290	13	(1)	3	490

Dividends paid during the year	(90)	—	(203)	(17)	(26)	(106)	(21)	(23)	—	(486)

Translation differences	42	9	—	8	(68)	(34)	—	(42)	—	(85)

Reclassifications and other variations	—	—	5	—	—	6	(5)	7	—	13

Balance as of December 31, 2001	3,814	257	—	149	60	2,083	58	131	39	6,591

(*)	Includes the holding of the minority shareholders of Astra Capsa, SA and YPF, SA, which were merged effective January 1, 2001 (see Note 1.d.5)

Back to Contents

	Preferred		Repsol YPF
	Shares	Andina	Perú, BV	Invergás	Gas Natural	Petronor	YPF	Other	Total

	Millions of Euros
Balance as of December 31, 2001	3,814	257	149	60	2,083	58	131	39	6,591
Change in method used to consolidate Gas Natural	—	—	—	—	(3,078)	—	—	—	(3,078)

Other variations in scope of consolidation	—	—	(26)	4	1,059	—	(33)	5	1,009

Income for the period	176	2	9	(40)	142	12	14	19	334
Dividends paid during the year	(176)	—	(8)	—	(58)	(34)	(4)	(12)	(292)
Translation differences	(123)	(40)	(18)	(28)	(123)	—	(18)	(6)	(356)
Reclassifications and other variations	—	—	(2)	1	(25)	10	(15)	46	15

Balance as of December 31, 2002	3,691	219	104	(3)	0	46	75	91	4,223

Preferred shares

In October 1997 the REPSOL YPF Group, through its subsidiary Repsol International Capital, issued preferred shares of this company amounting to US$ 725 million under the following terms:

–	Annual dividend	:	7.45%, payable quarterly.

–	Term	:	perpetual, with the option for the issuer of early redemption from the fifth year at face value.

–	Guarantee	:	subordinated REPSOL YPF, SA guarantee.

–	Remuneration	:
payment of preferred dividends is conditional upon the obtainment of consolidated income or upon the payment of dividends on common shares. If no dividend is accrued, there is no subsequent obligation to pay it.

Associated with this preferred share issue, REPSOL YPF performed a derivatives transaction (see Note 23).

In May and December 2001, Repsol International Capital launched two new issues of preferred shares for €1,000 million and €2,000 million, respectively, with the following characteristics:

–	Dividend	:	variable at a rate of 3-month Euribor with a minimum of 4% APR and a maximum of 7% APR for the first 10 years, and Euribor plus 35% from the tenth year The dividend is payable quarterly.

–	Term	:	perpetual, with the option for the issuer of early redemption from the tenth year at face value.

–	Guarantee	:	subordinated REPSOL YPF, SA guarantee.

–	Remuneration	:	preferred, non-cumulative dividends, conditional upon the obtainment of consolidated income or upon the payment of dividends on common shares.

In connection with these preferred share issues REPSOL YPF performed derivatives transactions (see Note 23).

Back to Contents

(13)	Subsidies and Deferred Revenues

The detail of the main items under this caption in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, is as follows:

	2002	2001

	Millions of Euros
Subsidies received
Gas network construction	12	462
Other subsidies	46	53

Subtotal	58	515
Deferred revenues
Revenues from the assignment of gas pipeline transport rights	—	73
Deferred revenues on property, plant and equipment received for no consideration	9	82
Revenues from new connections and branch lines	17	71
Indemnities for the compulsory relocation of the gas network	14	45
Premium on preferred share option(1)	—	58
Positive exchange differences	76	15
Other deferred revenues(2)	88	18

Subtotal	204	362

Total	262	877

(1)	See Note 23
(2)	In 2002 includes €63 million relating to a portion of the sale price of CLH the actual collection of which is subject to compliance with certain conditions in the 2003-2006 period.

The variations in this caption in 2002 and 2001 were as follows:

	Other Deferred
	Subsidies	Revenues	Total

	Millions of Euros

Balance as of December 31, 2000	526	413	939
Financing received(1)	36	33	69
Subsidies credited to income	(33)	(34)	(67)
Variations in scope of consolidation	(13)	—	(13)
Translation differences	(1)	(50)	(51)

Balance as of December 31, 2001	515	362	877
Financing received(1)	33	63	96
Subsidies credited to income	(17)	(12)	(29)
Change in method used to consolidate Gas Natural	(365)	(172)	(537)
Other variations in scope of consolidation(2)	(102)	(16)	(118)
Translation differences	—	(49)	(49)
Reclassifications and other variations	(6)	28	22

Balance as of December 31, 2002	58	204	262

(1)	In 2001 and 2002 the subsidies were received mainly by the Gas Natural Group for the construction of its gas infrastructure (€30 million and €29 million, respectively).
(2)	Relates to subsidies granted to Enagás, a company whose method of consolidation changed to the equity method in 2002 (see Note 1.d.5).

Back to Contents

(14)	Long-term Liabilities

The detail of the balance of this caption as of December 31, 2002, 2001 and 2000, and of the variations therein in 2002, 2001 and 2000 is as follows:

	Pensions Costs	Provision for Labor Force Restructuring	Dismantling of Fields	Commitments and Contingent Liabilities	Reversion Reserves	Other Provisions	Total

	Millions of Euros

Balance as of December 31, 1999	175	58	156	216	36	458	1,099
Period provisions charged to income(1)	17	101	11	132	3	169	433
Allowance released with credit to income	(4)	—	—	(40)	—	(44)	(88)
Allowance released due to payment(2)	(128)	(20)	(2)	(1)	(1)	(70)	(222)
Change in method used to consolidate Gas Natural	37	—	—	74	—	36	147
Translation differences	4	—	9	(1)	—	37	49
Reclassifications and other variations in the scope of consolidation	(22)	1	(10)	53	—	136	158

Balance as of December 31, 2000	79	140	164	433	38	722	1,576
Period provisions charged to income(1)	6	32	11	68	4	381	502
Allowance released with credit to income	(2)	(1)	(9)	(22)	—	(59)	(93)
Allowance released due to payment	(29)	(120)	(11)	(1)	—	(105)	(266)
Variations in scope of consolidation	—	(1)	3	(76)	—	(30)	(104)
Translation differences	2	—	7	(32)	—	(198)	(221)
Reclassifications and other variations in the scope of consolidation	4	15	13	(21)	—	(8)	3

Balance as of December 31, 2001	60	65	178	349	42	703	1,397
Period provisions charged to income(1)	41	16	24	64	5	300	450
Allowance released with credit to income	(1)	(3)	(67)	(16)	—	(79)	(166)
Allowance released due to payment	(10)	(24)	(1)	(20)	(2)	(79)	(136)
Change in method used to consolidate Gas Natural	(11)	—	—	(88)	—	(64)	(163)
Other variations in scope of consolidation	—	—	—	1	—	(18)	(17)
Translation differences	(10)	1	(16)	(38)	—	(176)	(239)
Reclassifications and other variations(3)	—	(38)	7	9	(11)	72	39

Balance as of December 31, 2002	69	17	125	261	34	659	1,165

(1)
In 2000 the balance of the “Other Provisions” caption includes €55 million of provisions charged to extraordinary expense (see Note 18) and €110 million of provisions charged to operating expense, which include most notably the insurance reserves (€47 million), provisions for environmental contingencies (€11 million) and provisions for plant shutdowns (€22 million).

In 2001 this caption includes charges of €159 million to extraordinary expense (see Note 18) and of €219 million to operating expense, which includes mainly a €181 million provision for the possible bad debts likely to arise from the situation in Argentina (see Note 1.d.1).

In 2002 this same caption includes charges of €149 million to extraordinary income (see Note 18, “Extraordinary Provisions for Future Losses”, which includes provisions to the “Other Provisions” and the “Pension costs” provision captions), of €94 million provision charged to financial expense, of which €87 million relate to a provision recorded as a result of the exercise of an option sold on the issuance of US$ denominated preferred shares carried out in 1997 (see Notes 12 and 23) and of €57 million to operating income.

(2)	The release of the provision for pensions relates mainly to the payments made to externalize the provisions of CLH (€66 million) and of Gas Natural SDG, S.A. (€59 million).
(3)
This item under the “Provision for labor force restructuring” caption relates basically (€45 million) to the externalization of the pension commitments arising from the labor force reduction plans and other commitments that may be externalized under current Spanish legislation.

The “Other Provisions” caption includes mainly technical reserves for insurance, provisions for environmental contingencies, provisions for litigation in progress and other provisions for future contingencies.

Back to Contents

(15)	Tax Matters

Since 1988 Repsol YPF has been taxed on a consolidated basis as part of the 6/80 Consolidated Tax Group of which it is the controlling Company. The consolidated tax group comprised 72 companies in 2002, of which the major companies in terms of net sales were as follows: Repsol YPF, S.A., Repsol Petróleo, S.A., Repsol YPF Trading y Transporte, S.A., Repsol Química, S.A., Repsol Butano, S.A., Repsol Exploración, S.A., Repsol Exploración Murzuq, S.A., Repsol Exploración Argelia, S.A. and Repsol Comercial de Productos Petrolíferos, S.A.

Since 1999 Repsol Comercial de Productos Petrolíferos, S.A. had been taxed on a consolidated basis as the controlling company of Tax Group 42/99. As a result of the changes introduced by Law 24/2001, enacted on December 27, two events occurred simultaneously, both effective January 1, 2002:

a)	Repsol Comercial de Productos Petrolíferos, S.A. ceased to be the controlling company and, therefore, Tax Group 42/99 was extinguished.

b)	Repsol Comercial de Productos Petrolíferos, S.A. was included in Tax Group 6/80, the controlling company of which is Repsol, YPF, S.A.

The companies in the aforementioned Tax Group determine the aggregate taxable income of the Group, which is allocated among the group companies in conformity with the rules set by the Spanish Accounting and Audit Institute (ICAC) on the recording and calculation of the individual tax charge.

The detail of the deferred tax assets and liabilities as of December 31, 2002 and 2001, is as follows:

	2002	2001

	Millions of Euros
Deferred tax assets
Provision for pension allowances	11	48
Provision for personnel restructuring plans	19	28
Depreciation for accounting purposes in excess of depreciation for tax purposes	42	50
Accounting basis for bad debt allowances in excess of tax basis	81	25
Tax loss carryforwards(*)	324	224
Provisions for other items	65	173
Other	74	146

	616	694

Deferred tax liabilities
Accounting basis for depreciation of property in excess of tax basis	210	287
Deferred taxes arising from reinvestment of profit in new tangible assets	62	14
Tax basis on financial expenses in excess of accounting basis as a consequence of hedging operations	59	58
Other	172	157

	503	516

(*)
This includes €297 million in 2002 and €206 million in 2001 of unused tax credits and tax relief of the companies in Tax Group 6/80 in those years, not used because of an insufficient consolidated tax charge.

Back to Contents

The variations in the deferred tax assets and liabilities in 2002 and 2001 were as follows:

	Deferred tax assets	Deferred tax liabilities	Net

	Millions of Euros
Balance as of December 31, 2000	708	(1,018)	(310)
Decrease during the period	(370)	241	(129)
Increase during the period	521	(187)	334
Variations in scope of consolidation	(27)	366	339
Reclassifications and other variations(1)	(138)	82	(56)

Balance as of December 31, 2001	694	(516)	178
Decrease during the period	(1,257)	6	(1,251)
Increase during the period	1,457	(165)	1,292
Change in method used to consolidate Gas Natural	(108)	42	(66)
Other variations in scope of consolidation	1	(25)	(24)
Reclassifications and other variations	(171)	155	(16)

Balance as of December 31, 2002	616	(503)	113

(1)	The “Deferred Taxes” caption includes €354 million relating to the Indonesian companies excluded from the consolidated group (see Note 1.d.5).

The reconciliation of consolidated income per books to taxable income for 2002, 2001 and 2000 is as follows:

	2002	2001	2000

	Millions of Euros
Income before income tax
Spanish companies	1,675	1,396	1,546
Foreign companies	1,175	1,107	2,779

	2,850	2,503	4,325
Permanent differences(1)	(46)	1,542	696
Timing differences
a) Arising in the year	104	260	457
b) Arising in prior years	(81)	19	(188)

Taxable income	2,827	4,324	5,290

(1)
The main items in 2001 related to the amortization of goodwill not deductible for tax purposes, amounting to €559 million, and to provisions for decline in value of assets (ceiling test) amounting to €655 million.

The 2002 balance includes mainly the amortization of goodwill not deductible for tax purposes, amounting to €604 million, and differences arising from the use of certain tax credits in Argentina.

Back to Contents

The calculation of the corporate income tax expense for 2002, 2001 and 2000 is as follows:

	2002
	Spanish Companies at 35%	Spanish Companies at a Different Rate	Foreign Companies	Total

	Millions of Euros
Income before income tax	1,484	191	1,175	2,850
Permanent differences	1,367	(134)	(1,279)	(46)

Adjusted income	2,851	57	(104)	2,804

Gross tax	998	22	42	1,062

Tax credits for:
Investment	(279)	(1)	—	(280)
Dividends and international double taxation	(337)	—	—	(337)
Other	125	(6)	—	119

Income tax expense	507	15	42	564

	2001
	Spanish Companies at 35%	Spanish Companies at a Different Rate	Foreign Companies	Total

	Millions of Euros
Income before income tax	1,218	178	1,107	2,503
Permanent differences	(30)	39	1,533	1,542

Adjusted income	1,188	217	2,640	4,045

Gross tax	416	72	924	1,412

Tax credits for:
Investment	(79)	(7)	—	(86)
Dividends and international double taxation	(250)	(22)	—	(272)
Other	(31)	(35)	—	(66)

Income tax expense	56	8	924	988

	2000
	Spanish Companies at 35%	Spanish Companies at a Different Rate	Foreign Companies	Total

	Millions of Euros
Income before income tax	1,188	358	2,779	4,325
Permanent differences	331	(1)	366	696

Adjusted income	1,519	357	3,145	5,021

Gross tax	532	121	1,110	1,763

Tax credits for:
Investment	(15)	(9)	—	(24)
Dividends and international double taxation	(299)	—	—	(299)
Other	(33)	—	1	(32)

Income tax expense	185	112	1,111	1,408

Consolidated Tax Group 6/80 recorded in 2002 a tax asset of €297 million relating to the corporate income tax credits which had not been used due to an insufficient tax charge but which can be taken in subsequent years.

The tax incentives generated in 2002 relate mainly to investment and reinvestment tax credits. These include tax credits of €0.3 million relating to investments for environmental protection and of €242 million as a result of application of Article 36 ter. of Corporate Income Tax Law 43/1995, mainly in connection with the sale of investments in Gas Natural and CLH. The proceeds from the disposal will be invested by Consolidated Tax Group 6/80, of which Repsol YPF is the controlling company, within the legally stipulated period. These tax incentives have not been taken because of an insufficient tax charge for 2002.

Back to Contents

In 2001 Consolidated Tax Group 6/80, the controlling company of which is Repsol YPF, S.A., availed itself of Transitional Provision Three of Law 24/2001 and included in the corporate income tax base the deferred gains covered by Article 21 of Law 43/1995, giving rise to a tax credit of 17% of the deferred gains amount. The deferred gains to which Transitional Provision Three was applied, including the deferral in 2001, amounted to €4 million.

The periods open for review by the tax inspection authorities with respect to the applicable taxes vary from one consolidated company to another, but are generally 1998 to 2002, except in the case of Repsol Comercial de Productos Petrolíferos, S.A. and CAMPSA Estaciones de Servicio, S.A., at which tax audits are currently in progress for the years through 1998.

The differing interpretations which might be made of the tax regulations applicable to the companies’ operations might give rise to contingent tax liabilities in the future which cannot presently be objectively quantified. However, the directors of REPSOL YPF consider that the consequences which might arise therefrom should not materially affect the consolidated financial statements.

(16)	Long and Short-Term Debt

The detail of the loans and interest payable, mostly unsecured, as of December 31, 2002 and 2001, is as follows:

	2002		2001
	Short Term	Long Term	Short Term	Long Term

	Millions of Euros
Foreign currencies
Principal in U.S. dollars	1,271	3,459	1,941	6,349
Principal in other currencies	56	66	339	51
Accrued interest	127	—	212	—

Total	1,454	3,525	2,492	6,400

Euros
Principal	2,416	4,748	4,874	7,088
Accrued interest	129	—	197	—

Total	2,545	4,748	5,071	7,088

Total	3,999	8,273	7,563	13,488

The debt in Euros was converted to U.S. dollars substantially in full through exchange hedging transactions (see Note 23).

Company management intends to continue with the financial policy pursued in recent years in order to maintain its liquidity levels and meet its commitments. Accordingly, as of December 31, 2002, the Group had available unused credit lines of €2,580 million (€4,115 million in 2001) which, together with the balance of €4,270 million of the “Temporary cash Investments” account (see Note 10), would enable the 2003 debt maturity schedule to be catered for without recourse to refinancing.

The Group’s long-term financing is divided between approximately 75% fixed-rate and approximately 25% floating-rate debt. The floating interest rates were set by adding a spread to the reference rates (mainly LIBOR and EURIBOR). Fixed-rate financing amounted to6,205 million and €8,741 million as of December 31, 2002 and 2001, and bore average annual interest of 6.1% and 6.3%, respectively.

As of December 31 2001, €122 million of YPF’s debt was secured by the revenues relating to exports under the long-term contract to sell crude oil to ENAP. As of December 31, 2002, the contract had matured (see Note 23).

Back to Contents

On June 28, 2000, the Shareholders’ Meeting authorized the Board of Directors to issue, at one or several times over a period of five years from the date of the resolution, up to a maximum of €12,000 million of debentures, bonds or any similar securities, grouped together as issues, in euros or in other currencies, unsecured or secured in any way including a mortgage guarantee, fully or partially exchangeable for existing shares of the Company or of other companies. The Board of Directors will establish the terms of each issue, in particular the fixed or floating interest rate, the issue price, the ancillary rights included in the securities issued, the face value of each one, whether they are represented by single or multiple certificates or by the book entry trading system, the form and term of redemption, and any other aspect of each issue, and may apply to the official stock exchanges and other competent bodies to list the issued securities in acco rdance with current regulations.

Also, on April 21, 2002, the Shareholders’ Meeting resolved to empower the Company’s Board of Directors, in the broadest terms, for a three-year period from the date of the resolution, to issue corporate promissory notes under this or any other appropriate name, in accordance with one or several continuous or open-ended issue programs, with a maximum nominal balance of the existing program or programs that may not at any time exceed an outstanding balance of €3,000 million. Within the aforementioned limit, the Board may freely establish the maximum nominal amount of each program and its characteristics, the means of representation of the securities, their possible nominal amounts, maturities, clauses and interest rates, redemption and types and the other conditions applicable to each issue, and may apply for the securities to be listed on any official or OTC organized market, and may perform any other acts that may be necessary or appropriate for the establishment or execution of the program or programs or for the issuance of the securities. In particular, the Board of Directors may delegate all or any of the powers referred to in this resolution to its Standing Committee.

As of December 31, 2002, these authorizations granted by the Shareholders’ Meeting had not been used.

As of December 31, 2002 and 2001, the loans and interest payable matured as follows:

Due In:	2002		2001

	Millions of Euros
2002	—		7,563	(1)
2003	3,999	(1)	3,501
2004	2,340		2,640
2005	2,535		2,538
2006	929		1,091
2007	781		781
Subsequent years	1,688		2,937

	12,272		21,051

(1)	Relating to short-term loans and interest payable.

In general, financial debt agreements include the early maturity clauses usual in these types of agreements (significant adverse change, early maturity crossed with other loans, etc.).

Issues of marketable securities, representing senior debt, by Repsol International Finance, BV, guaranteed by REPSOL YPF, S.A. for a total of €6,866 million, contain certain clauses whereby the company undertakes to pay the liabilities at maturity and not to create encumbrances securing the assets of REPSOL YPF, S.A. in relation to these issues or to future issues of debt securities.

In the event of noncompliance, the trustee, at his sole discretion or at the request of the holders of at least one-fifth of the debentures, or pursuant to a special resolution, can declare the debentures to be matured and payable.

Additionally with respect to certain marketable debenture issues totaling €927 million, YPF, S.A. agreed to certain clauses including, inter alia, to pay all amounts due on maturity, and to not establish liens or charges exceeding 15% of total consolidated assets. In the event of breach of any of the pacted clauses, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

Back to Contents

The Company’s directors believe that at the date of this writing there are no reasons, nor will there foreseeably be any in the future, which will make it necessary to apply the clauses providing for early maturity of the debt.

(17)	Refundable Deposits

This caption relates basically to the deposits received by Repsol Butano, S.A. from the users of metal gas bottles, as authorized by the applicable legislation. These amounts are refundable when the related contracts are cancelled.

The variations in this caption in 2002 and 2001 were as follows:

	2002	2001

	Millions of Euros
Beginning balance	213	196
Amounts received	3	6
Change in the method used to consolidate Gas Natural	(14)	—
Other variations in scope of consolidation	—	14
Translation differences and other variations	(6)	(3)

Ending balance	196	213

(18)	Revenues and Expenses

The foreign currency transactions in 2002, 2001 and 2000 were as follows:

	Spanish Companies	Foreign Companies	Total

	Millions of Euros
2002
Purchases	7,479	3,902	11,381
Sales	4,885	9,345	14,230
Other transactions	250	1,235	1,485

2001
Purchases	11,402	5,707	17,109
Sales	6,035	13,754	19,789
Other transactions	601	7,040	7,641

2000
Purchases	16,778	3,530	20,308
Sales	7,270	13,366	20,636
Other transactions	567	6,377	6,944

Back to Contents

The detail of the extraordinary revenues and expenses included in the accompanying consolidated statements of income for 2002, 2001 and 2000 is as follows:

	Revenues/(Expenses)
	2002	2001	2000

	Millions of Euros
Extraordinary Expenses:
Labor force restructuring (Note 2.k)(1)	(54)	(103)	(201)
Losses on fixed assets(2)	(20)	(13)	(64)
Variation in fixed asset provisions(3)	(423)	(714)	(38)
Provision for commitments and contingent liabilities	(47)	(15)	(94)
Provisions for estimated losses(4)	(190)	(159)	(55)
Other extraordinary expenses(5)	(274)	(156)	(96)

	(1,008)	(1,160)	(548)

Extraordinary Income:
Gains on fixed asset disposals(6)	16	123	28
Gains on disposals of shareholdings(7)	1,592	192	30
Subsidies and other deferred revenues transferred to income	8	13	25
Revenues from reversal of provisions for contingencies and expenses	26	16	44
Other extraordinary revenues	14	39	2

	1,656	383	129

	648	(777)	(419)

(1)
In 2000 includes €130 million relating to an early retirement plan affecting certain technical supervisors in Spain aged 55 or over approved in 2000 by the Ministry of Employment, and to termination indemnities for executives and other Group of employees.

(2)	Including in 2000 €39 million relating to the loss on the sale of the holding in Refinería San Lorenzo, S.A.
(3)
In 2001 this account includes €653 million relating to the loss in value of the oil and gas exploration and production assets as a result of the measures taken by the Argentinean government for the oil and gas industry (see Note 1.d.1). In 2002 this account includes €410 million relating to the provision recorded as a result of the comparison between the market value or cash flows, updated as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas and the net book value of the assets allocated to them.

(4)
The main item included in 2000 is the provision for the cost of externalizing certain commitments to retired employees (€18 million) and serving employees (€17 million). In 2001 this account includes a provision of €123 million for possible contingencies arising from the crisis in Argentina. The main items included in 2002 are a provision for the shortfall in the pension provision of Maxus Energy Corporation, a subsidiary of YPF (€41 million) (see Note 2.l), a provision for litigation (€32 million), a provision for the effect of the devaluation of the Argentinean peso on certain companies transferred by YPF in 2001, the impact of which was guaranteed for twelve months from the transfer (€27 million), provisions for extraordinary repairs (€25 million), and a provision for environmental contingencies (€22 million).

(5)
In 2000 includes €33 million (US$30 million) recorded as a result of the extension agreement for the Loma La Lata – Sierra Barrosa area, under which YPF undertook to donate US$30 million to certain companies providing services to YPF (see Note 23). In 2001 this account includes €46 million for losses arising from the crisis in Argentina.

In 2002 this account includes €90 million of prior years’ income, €42 million for the impact of Argentinean Republic Law 25,413 which temporarily established the taxation of all bank account movements related to accounts receivable and payable, €28 million for the expenses and fees arising from the disposal of Gas Natural SDG and €22 million for the additional payment YPF made with respect to the expected payment as a result of a different application of the exchange rate on the payment of royalties.

(6)	In 2001 this account includes the gain of €76 million on the sale of a central office at C/ Embajadores in Madrid.

Back to Contents

(7)
In 2001 this account includes the gains of €124 million on the sale of Empresa Distribuidora y Comercializadora Norte, S.A. and of €38 million on the sale of a 3.07% holding in Petronor (see Note 1.d.5).

In 2002 this account includes gains arising from the sale of 23% of Gas Natural SDG (€1,097 million) (see Note 1.d.2), of several blocks of shares of CLH (€293 million) (see Note 1.d.3), of a percentage of Gas Natural México (€105 million) and the Repsol YPF Group’s share of the gains arising from the sale of shares of Enagás (€97 million) (see Note 1.d.5).

(19)	Directors’ Compensation

In 2002, 2001 and 2000 the members of the Board of Directors of REPSOL YPF, S.A. earned compensation of €4.97 million, €7.67 million and €4.35 million, respectively, including payments relating to their membership of the Board of Directors and, where appropriate, to the directors’ employment relationships or the direct responsibilities they may have at different executive levels. The amount relating to 2001 includes the exercise of the 1998 medium term incentive.

The members of the Board of Directors of REPSOL YPF, S.A. who were members of the governing bodies of REPSOL YPF Group companies were paid a total of €0.50 million, €0.73 million and €0.82 million in 2002, 2001 and 2000, respectively, by these companies for the items described in the preceding paragraph.

(20)	Average Headcount

The average number of REPSOL YPF Group employees in 2002, 2001 and 2000, by category, was as follows:

	Average Number of Employees

	2002		2001	2000

Managers	317		391	372
Senior technicians	3,071		3,000	3,109
Technicians	10,387		12,930	12,123
Clerical staff	2,669		4,478	4,345
Manual workers and messengers	16,158		16,711	17,438

	32,602	(*)	37,510	37,387

(*)
The decrease in the average headcount compared to 2001 relates, on the one hand, to the variation in 2002 in the consolidation method of Gas Natural (2,622 employees) (see Note 1.d.2) and, on the other, to the effect of not including CLH employees in 2002 (2,589 employees) since this company changed to being carried by the equity method (see Note 1.d.3).

The Group had a total of 30,110, 35,452 and 37,194 employees as of December 31, 2002, 2001 and 2000, respectively.

Back to Contents

(21)	Business Segment Data

The Company operates in four main business segments: exploration and production, refining and marketing, chemicals and gas and electricity.

The detail of operating revenues and income by line of business for 2002, 2001 and 2000 is as follows:

	2002	2001	2000

	Millions of Euros
Operating revenues:
Exploration and production	5,580	7,305	9,084
Refining and marketing (*)	31,289	32,491	34,874
Chemicals	2,109	2,355	2,445
Natural gas and electricity	3,110	5,900	5,430
Consolidation and other adjustments	(5,598)	(4,398)	(6,091)

	36,490	43,653	45,742

(*)	Including approximately €5,532 million, €6,850 million and €6,869 million, in 2002, 2001 and 2000, respectively, relating to the recording of excise taxes as revenues (see Note 2.q).
	2002	2001	2000

	Millions of Euros
Operating income:
Exploration and production	1,785	2,557	3,864
Refining and marketing	854	1,406	1,323
Chemicals	97	(55)	152
Natural gas and electricity	633	1,062	1,006
Corporate and other	(46)	(50)	(103)

	3,323	4,920	6,242

The identifiable net assets assigned to each line of business as of December 31, 2002, 2001 and 2000, are shown below. These assets are those which can be directly associated with the related lines of business.

	2002	2001	2000

	Millions of Euros
Exploration and production	15,605	19,756	21,602
Refining and marketing	12,276	12,735	14,492
Chemicals	2,817	2,904	2,974
Natural gas and electricity	2,618	11,189	11,522
Corporate and other	4,748	4,855	1,829

	38,064	51,439	52,419

Back to Contents

The detail, by line of business, of the investments made in 2002, 2001 and 2000 is as follows:

	Fixed Assets				Acquisition of Holdings in Companies
					Consolidated
	Start-up Expenses (Note 3)	Intangible Assets (Note 4)	Property, Plant and Equipment (Note 5)	Long-Term Financial Investments (Note 6)	by the Global or Proportional Integration Methods	Subtotal	Deferred Expenses (Note 8)	Total

	Millions of Euros
2002
Exploration and production	—	3	1,065	7	6	1,081	7	1,088
Refining and marketing	—	23	514	15	32	584	27	611
Chemicals	—	1	88	—	—	89	5	94
Natural gas and electricity	—	17	416	105	156	694	4	698
Corporate and other	—	13	145	67	—	225	37	262

	0	57	2,228	194	194	2,673	80	2,753

2001
Exploration and production	—	3	1,767	26	155	1,951	19	1,970
Refining and marketing	—	43	790	37	7	877	40	917
Chemicals	—	2	215	1	—	218	2	220
Natural gas and electricity	—	32	992	233	8	1,265	48	1,313
Corporate and other	—	11	130	4	—	145	251	396

	0	91	3,894	301	170	4,456	360	4,816

2000

Exploration and production	—	1	1,672	28	580	2,281	22	2,303
Refining and marketing	—	50	843	245	118	1,256	33	1,289
Chemicals	—	6	259	1	2	268	88	356
Natural gas and electricity	—	35	1,164	215	633	2,047	16	2,063
Corporate and other	4	8	64	12	—	88	19	107

	4	100	4,002	501	1,333	5,940	178	6,118

The detail, by business segment, of the period depreciation, depletion and amortization in 2002, 2001 and 2000 is as follows:

	2002	2001	2000

	Millions of Euros
Exploration and production	1,440	1,500	1,448
Refining and marketing	637	780	841
Chemicals	173	141	78
Natural gas and electricity	279	486	431
Other	97	64	66

	2,626	2,971	2,864

Revenues from sales abroad amounted to approximately €12,800 million, €19,749 million and €22,799 million in 2002, 2001 and 2000, respectively.

Back to Contents

Breakdown of assets and operations by geographical area

The revenues, operating income, investments and assets relating to the operations carried on by the REPSOL YPF Group abroad represent 32.75%, 66.05%, 63.5% and 57.94%, respectively, of the total figures of the consolidated Group in 2002 and 35.1%, 62.1%, 58.3% and 59.3%, respectively, in 2001. The table below shows the variations in 2002, 2001 and 2000 in the main financial aggregates by geographical area.

	2002	2001	2000

	Millions of Euros
Operating Revenues
Spain	24,541	28,313	28,664
Rest of Europe	594	419	950
Argentina	5,415	8,621	10,082
Rest of Latin America	4,115	3,501	2,727
North Africa and Middle East	675	1,054	1,387
Far East	286	712	604
Rest of the world	864	1,033	1,328

	36,490	43,653	45,742

Operating Income
Spain	1,128	1,863	2,164
Rest of Europe	6	12	43
Argentina	1,573	2,104	2,830
Rest of Latin America	219	261	503
North Africa and Middle East	393	464	429
Far East	50	213	271
Rest of the world	(46)	3	2

	3,323	4,920	6,242

Investments
Spain	1,005	2,006	2,134
Rest of Europe	21	17	36
Argentina	791	1,342	2,209
Rest of Latin America	857	1,242	1,504
North Africa and Middle East	65	74	95
Far East	3	125	127
Rest of the world	11	10	13

	2,753	4,816	6,118

Total Assets
Spain	16,008	20,933	18,089
Rest of Europe	279	357	476
Argentina	15,461	20,544	24,237
Rest of Latin America	5,397	6,954	5,523
North Africa and Middle East	715	1,867	2,398
Far East	27	171	1,001
Rest of the world	177	613	695

	38,064	51,439	52,419

Back to Contents

The detail, by business activity, of the geographical distribution of the main foreign subsidiaries in 2002 is as follows:

	Company	Location

Exploration and Production:

Argentina	YPF, S.A.	Argentina
	Pluspetrol Energy, S.A.	Argentina

Other Latin American countries	Empresa Petrolera Andina, S.A.	Bolivia
	Maxus Bolivia Inc.	Bolivia
	Repsol Exploración Securé S.A.	Bolivia
	Repsol YPF Bolivia, S.A.	Bolivia
	Repsol YPF E & P Bolivia, S.A.	Bolivia
	Repsol YPF Brasil, S.A.	Brazil
	Repsol YPF Eléctrica de Brasil, S.A.	Brazil
	Repsol Exploración Colombia, S.A.	Colombia
	Repsol Occidental Corporation	Colombia
	Repsol YPF Cuba, S.A.	Cuba
	Repsol YPF Ecuador, S.A.	Ecuador
	Repsol YPF OCP Ecuador, S.A.	Ecuador
	YPF Ecuador Inc.	Ecuador
	Repsol Exploración Perú, S.A.	Peru
	BPRY Caribbean Ventures Llc.	Trinidad and Tobago
	Repsol Exploración Tobago, S.A.	Trinidad and Tobago
	Repsol Exploración Trinidad, S.A.	Trinidad and Tobago
	Repsol YPF T&T, S.A.	Trinidad and Tobago
	Repsol Exploración Venezuela, BV	Venezuela
	Repsol YPF Venezuela, S.A.	Venezuela

Northern Africa and Middle East	Repsol Exploración Argelia, S.A.	Algeria
	Dubai Marine Areas, Ltd.	Dubai
	Repsol Exploración Egipto, S.A.	Egypt
	Repsol Exploración Murzuq, S.A.	Libya

Far East	YPF International, S.A. and investees	Indonesia

Rest of the World	Repsol Exploración Azerbaiyán, S.A.	Azerbaijan
	Repsol Exploración Kazahkstan, S.A.	Kazahkstan

Refining and Marketing:

Rest of Europe	Repsol France, S.A.(1)	France
	Repsol Italia, S.P.A.	Italy
	Repsol Portugal Gas de Petróleo Liquefeito, S.A.	Portugal
	Repsol Portugal Petróleo e Derivados, Lda.	Portugal

Argentina	Comsergas, Cía. Servicios Industriales Gas Licuado, S.A.	Argentina
	Gas Austral, S.A.(1)	Argentina
	Mejorgas, S.A.(1)	Argentina
	Oiltanking Ebytem S.A.(1)	Argentina
	Oleoductos del Valle, S.A.(1)	Argentina
	Oleoducto Trasandino Argentina, S.A.(1)	Argentina
	Operadora de Estaciones de Servicio, S.A.	Argentina
	Poligás Luján, S.A.	Argentina
	Refinerías del Norte, S.A.	Argentina
	Repsol YPF Gas, S.A.	Argentina
	Terminales Marítimas Patagónicas, S.A.(1)	Argentina
	YPF, S.A.	Argentina

Back to Contents

	Company	Location

Other Latin American countries	Repsol YPF Gas Bolivia, S.A.	Bolivia
	Repsol YPF GLP Bolivia, S.A.(1)	Bolivia
	Operadora de Postos de Serviçio, Ltd.	Brazil
	Refap, S.A.	Brazil
	Refinaria de Petróleo Manguinhos, S.A.	Brazil
	Repsol YPF Brasil, S.A.	Brazil
	Repsol YPF Distribuidora, S.A.	Brazil
	Repsol YPF Gas Brasil, S.A.	Brazil
	Transportadora Subrasileira de Gas(1)	Brazil
	Wal Petróleo, S.A.	Brazil
	Wal Postos, S.A.	Brazil
	Wal Química, S.A.	Brazil
	Empresas Lipigas, S.A.	Chile
	Oleoducto Trasandino Chile, S.A.(1)	Chile
	Operaciones y Servicios YPF, Ltd.	Chile
	Petróleos Transandinos YPF, S.A.	Chile
	Repsol YPF Chile, Lda.	Chile
	Repsol YPF Gas de Chile, S.A.	Chile
	Autogas, S.A.	Ecuador
	Combustibles Industriales Oil Trader, S.A.	Ecuador
	Duragas, S.A.	Ecuador
	Repsol YPF Comercial del Ecuador, S.A.	Ecuador
	Servicio de Mantenimiento y Personal—SEMAPESA	Ecuador
	Grupo Repsol YPF del Perú, SAC	Peru
	Limagas, S.A.(1)	Peru
	Refinadores del Perú, S.A.	Peru
	Refinería La Pampilla, S.A.	Peru
	Repsol Comercial S.A.C.—RECOSAC	Peru
	Repsol YPF Comercial de la Amazonia S.A.C.—RYCOAMSAC	Peru
	Repsol YPF Comercial del Perú, S.A.	Peru

Northern Africa and Middle East	National Gaz(1)	Morocco
	Repsol Maroc(1)	Morocco

Rest of the World	RYTTSA USA, Inc. and investees	United States

Chemicals:

Rest of Europe	Repsol Bronderslev A/S(1)	Denmark
	Repsol Polivar, S.P.A.(1)	Italy

Argentina	PBB Polisur, S.A.(1)	Argentina
	Petroken Petroquímica Ensenada, S.A.(1)	Argentina
	Profertil, S.A.	Argentina
	YPF, S.A.	Argentina

Other Latin American countries	Dynasol Elastómeros, S.A. de CV(1)	Mexico

Natural Gas and Electricity:

Argentina	Central Dock Sud, S.A.(1)	Argentina
	Compañía Mega, S.A.	Argentina
	Gas Natural SDG Argentina, S.A.	Argentina
	Gas Argentino, S.A. GASA(1)	Argentina
	Gas Natural BAN, S.A.	Argentina
	Metrogas, S.A.(1)	Argentina
	Natural Energy, S.A.	Argentina
	Natural Servicios, S.A.	Argentina

Back to Contents

	Company	Location

Other Latin American countries	Ceg Río, S.A.	Brazil
	Compañía Distribuidora de Gas do Rio de Janeiro, S.A. (C.E.G.)	Brazil
	Gas Natural de Sao Paulo Sul, S.A.	Brazil
	Gas Natural do Brasil	Brazil
	Serviconfort Brasil, S.A.	Brazil
	Gas Natural Cundiboyacense, S.A.	Colombia
	Gas Natural del Oriente, S.A. ESP	Colombia
	Gas Natural ESP	Colombia
	Gases de Barrancabermeja, S.A. ESP	Colombia
	Metrogas de Colombia, S.A. ESP	Colombia
	Servicorfort Colombia, S.A.	Colombia
	Administradora de Servicio de Energía de México, S.A. de CV (ASEMSA)	Mexico
	CH4 Energía, S.A. de C.V.	Mexico
	Comercializadora Metrogas, S.A. de CV	Mexico
	Energía y Confort Administración Personal, S.A. de CV	Mexico
	Gas Natural México, S.A. de CV	Mexico
	Gas Natural Servicios, S.A. de CV	Mexico
	Servicio de Energía de México, S.A. de CV (SEMSA)	Mexico
	Sistemas de Administración y Servicios, S.A. de CV	Mexico
	Transnatural SRL de México	Mexico
	Atlantic LNG 2/3 Company of Trinidad & Tobago(1)	Trinidad and Tobago
	Atlantic LNG Company of Trinidad & Tobago(1)	Trinidad and Tobago

Northern Africa and Middle East	Europe Magreb Pipeline (EMPL)	Morocco
	Metragaz, S.A.	Morocco

(1) Data on these companies are only included in assets.

(22)	Environmental Information

Repsol YPF’s Environmental Management System includes a methodology for the identification of matters which have a bearing on its environmental planning, enabling the annual preparation of the five-year Strategic Environmental Plan, which forms part of the Group’s general strategic planning. The Strategic Environmental Plan includes the actions required to respond to new legislation, Repsol YPF’s strategic guidelines, the corrective action plans drawn up as a result of the environmental audits performed, etc.

This identification of the actions considered to be environmental is carried out through the “YPF Environmental Costs Guide”, which is an adaption of the guidelines of the American Petroleum Institute to the Group’s operations and technical procedures. It should be emphasized that this task is becoming increasingly complex, since traditional “end-of-the-line” solutions to progressively reduce the environmental impact are being replaced by preventive measures integrated in all the Company’s processes, starting with the design of the facilities. On occasions, this gives rise to the identification of environmental assets through a system of coefficients applied to the different investment projects and the related property, plant and equipment.

Back to Contents

Environmental assets

As of December 31, 2002, the cost of the environmental assets identified and the related accumulated depreciation amounted to €1,700 million and €820 million, respectively. The detail of these assets, by environmental nature, is as follows:

	Cost at 12/31/02	Acumulated Depreciation at 12/31/02	Net at 12/31/02

	Millions of Euros
Atmospheric emissions	182	(87)	95
Water	367	(195)	172
Product quality	597	(299)	298
Soil	15	(5)	10
Energy saving and efficiency	99	(57)	42
Prevention of exploration and production damage	359	(146)	213
Other	81	(31)	50

	1,700	(820)	880

Also, the environmental assets in progress identified as of December 31, 2002, amounted to €48 million.

The most significant of the main environmental investments made in 2002 in the refining industry, as in prior years, were the investments required to improve the environmental quality of oil and gas products demanded by new European legislation. Mention should be made of the start-up in 2002 of the Hydrocracker at the Tarragona refinery, in which the environmental investment amounted to €33 million (a figure representing half the investment in the project in 2002, since equal importance was given to improving the environmental quality of the products and to enhancing the conversion process). The progress made on the Mild Hydrocracker project currently under construction at the Puertollano refinery is also noteworthy. The environmental investment of €42 million in 2002 represents 80% of environmental investment in 2002.

In the refining line of business, the energy savings and efficiency measures in Spain, which amounted to €7.2 million, were also significant. The highlight was the start-up of a gas flare recovery system at the Bilbao refinery with a total cost of €1.6 million. Mention should also be made of the Acid Water Treatment Unit project in progress at the La Pampilla (Peru) refinery, in which €1.5 million were invested in 2002.

Notable in the chemicals line of business was the commencement of the project to develop the Heat Treatment Smoke Desulfurization equipment at the Tarragona complex. €2.6 million were invested in this project in 2002.

Worthy of mention in the exploration and production line of business was the production water injection project in the operations at the Mamoré field in Bolivia. This project, which is still in progress, required an investment of €1.4 million, and is entirely environmental in nature.

Environmental provisions

Repsol YPF records provisions for the amounts required to cater for measures aimed at preventing and repairing environmental effects. These amounts are estimated using technical and economic criteria and are recorded under the “Other Provisions” caption.

The variations in the environmental provisions in 2002 were as follows:

Environmental provisions

Millions of Euros
Balance at 12/31/01	141

Period provisions charged to income	34
Provisions released with a credit to income	(7)
Reversal due to payment	(60)
Other	3

Balance at 12/31/02	111

Back to Contents

The balance of environmental provisions as of December 31, 2002, mainly includes approximately €75 million relating to environmental risks in connection with operations in the past by Diamond Shamrock Chemicals Company, the former chemicals subsidiary of Maxus Energy Corporation, before it was sold to Occidental Petroleum Corporation in 1986 (see Note 23).

Additionally, Repsol YPF’s Environmental Cost Guide establishes that 75% of the amounts recorded under the “Provision for Field Dismantlement” caption, the balance of which amounted to €125 million as of December 31, 2002, are also of an environmental nature (see Note 14).

Environmental expenses

Environmental expenses recorded in 2002 amounted to €38 million and are recorded under the “Outside work, supplies and services” caption.

The environmental measures taken in 2002 include those relating to water management, atmospheric protection, land and underground water remediation and waste management, amounting to €12 million, €10 million, €7.4 million and €5.9 million, respectively.

Future measures

Mention should be made of climatic change, the EU regulations on environmental quality of oil products and Council Directive 96/61/EC concerning integrated pollution prevention and control (IPPC), as the main aspects which might affect Repsol YPF’s future operations and investments.

As far as climatic change is concerned, Spain is the only Exhibit I country (i.e. with a limit on the greenhouse gas emissions under the Kyoto Protocol) in which Repsol YPF has significant operations. In Spain, refineries and combined heat and power units with an installed capacity exceeding 20 MW are also included in the scope of the proposed Directive on the CO2 Emissions Market submitted by the European Commission. The Directive should be discussed and approved by the European Parliament and the Council of Ministers for the Environment in 2003. The Company is developing an action plan to meet the commitments which might arise from the Directive, although some uncertainties remain which prevent it from estimating the associated financial cost.

The new environmental quality requirements for products are contained mainly in Council Directive 98/70/EC (transposed into Spanish legislation by means of Royal Decree 1728/1999) on gasoline and diesel fuel specifications and Directive 99/32/EC (Royal Decree 287/2001) on the sulphur content of certain liquid fuels. In order to comply with the aforementioned specifications, Repsol YPF plans to make investments totaling €388 million from 2003 to 2007. It is estimated that €361 million of this amount will be invested in environmental measures, and the remainder will relate to increased conversion capacity. In December 2002 an agreement was reached between the European Parliament and the Council of Ministers for the Environment in order to establish stricter specifications by 2009. Repsol YPF will plan the necessary measures to ensure compliance with these specifications.

In 2002 the IPPC Directive was transposed into Spanish legislation by Law 16/2002. In addition, various Autonomous Community Governments are currently preparing their own legislation to implement the Directive. Repsol YPF will assess the necessary adaptations to be made at those of its centers that come under the scope of the Directive in order to plan the measures required to obtain the related Integrated Environmental Permits prior to November 2007.

Noteworthy among the other obligations associated with current regulations with a deferred schedule of application is Directive 94/63/EC on the control of volatile organic compound emissions, which was transposed into Spanish legislation through Royal Decree 2102/ 1996 enacted on September, 20. This Royal Decree establishes the technical requirements to be complied with in the design and operation of facilities, vehicles and vessels in order to control the volatile organic compound (VOC) emissions resulting from the storage and distribution of gasoline, as well as the schedule for the application of existing technical requirements. The schedule for adaptation ends on January 1, 2005. Repsol YPF has planned investments of €3 million from 2003 to 2005 to meet these requirements.

Back to Contents

As a result of the enactment of the regulations, presently being drafted, implementing Article 27 of Spanish Waste Law 10/98, the possibility that in the future certain of the Company’s centers may be required by the state authorities to carry out subsoil cleaning programs must not be ruled out.

The Repsol YPF Group makes contributions to the International Oil Pollution Compensation Fund (IOPC) in its capacity as an oil company that receives persistent oil and gas by sea. Repsol YPF records these contributions as they are billed by the IOPC Fund. The contributions made by the Repsol YPF Group in 2002 amounted to approximately €1.5 million.

(23)	Other Information

Fees paid to the Auditor

In 2002 the amount of the fees paid to the auditor and its organization for audit work performed at Repsol YPF, S.A. and its Group companies amounted to €4.1 million. Also in 2002, the fees paid to entities forming part of the auditor’s organization for various nonaudit professional services provided to Repsol YPF, S.A. and to other companies of the Repsol YPF Group amounted to €0.3 million. The sum of these two amounts does not represent more than 10% of the total revenues of the auditor and its organization.

Guarantees

Guarantees provided

As of December 31, 2002, the REPSOL YPF Group companies had provided the following guarantees:

–
YPF, S.A. provided guarantees for marketing agreements entered into by certain subsidiaries for a total of €73 million. Subsequent to December 31, 2002, these agreements were renewed for one year for €45 million. Also, YPF provided guarantees relating to the financing activities of Pluspetrol Energy, S.A., Central Dock Sud, S.A., PBB Polisur, S.A. and Mega for approximately €72 million, €81 million, €20 million and €12 million, respectively. YPF also guaranteed payment of the loans obtained for the acquisition of common shares of Maxus (a subsidiary of YPF Holdings Inc.) which amounted to €26 million as of December 31, 2002.

–	Gas Natural provided guarantees to Group companies for €245 million (relating to the proportion attributable to the Group of the amount guaranteed).

Guarantees received

As of December 31, 2002, the REPSOL YPF Group had requested guarantees amounting to €885 million from finance entities. They consist mainly of guarantees of compliance with terms and conditions of tenders awarded, guarantees requested by various court and administrative bodies in relation to litigation in progress and claims on which decisions had not yet been handed down, and the Group companies’ trading activities.

No losses are expected to be incurred in relation to these commitments.

Futures contracts on products

a)
In 2000 the Repsol Group YPF hedged the open positions relating to the long-term crude oil buy contracts (WTI) through long-term sell contracts with identical notional amounts and maturities, but with higher sale prices. The gains resulting from the difference between the purchase and sale prices are recorded when the contracts are settled on maturity.

The income recorded in 2002 and 2001 as a result of the settlement of the aforementioned contracts amounted to €1.6 million and €4.7 million, respectively, and these amounts are recorded under the “Financial Revenues” caption in the accompanying consolidated statements of income.

As of December 31, 2002, all the above-mentioned contracts had been settled.

Back to Contents

The detail of the open positions relating to these contracts as of December 31, 2001 is as follows:

December 31, 2001:
Product	Millions of Barrels	Thousands of US Dollars

Short term (WTI):
Buy contract	0.35	7,270	(*)
Short term (WTI):
Sell contract	0.35	8,866	(*)

(*)	Based on the prices established in the contracts.

b)	The risk associated with physical crude oil and other oil product purchase or sale futures contracts is hedged through the arrangement of derivative instruments, basically futures and swaps.

The gains and losses generated on the settlement of these instruments on maturity, which is when physical delivery of the product is made, are recorded as operating revenues and expenses under the “Sales” and “Materials Consumed” captions, respectively, in the accompanying consolidated statement of income.

As of December 31, 2002, 2001 and 2000, the unsettled positions were as follows:

December 31, 2002:
	Millions of	Thousands
	Barrels	of U.S. Dollars

Buy contracts Crude:
Short term
January (WTI)	0.200	5,868
February (WTI)	0.431	11,579
March (WTI)	0.100	2,750
April (WTI)	0.552	15,506
June (WTI)	0.274	7,213
August (WTI)	0.562	14,628
September (WTI)	0.031	778
November (WTI)	0.363	8,905
December (WTI)	0.264	6,479

Total	2.777

Long term
January 2004 (WTI)	0.017	430

Total	0.017

Sell contracts Crude:
Short term
January (WTI)	0.691	19,995
February (WTI)	0.044	1,406
March (WTI)	0.642	18,552
May (WTI)	0.212	6,127
July (WTI)	0.057	1,508

Total	1.646

Back to Contents

	Millions of	Thousands
	Barrels	of U.S. Dollars

Swap contracts Crude:
Short term
January (WTI)	1.392	38,113
January (Dubai)	0.300	4,713
January (Brent)	0.950	24,890
February (WTI)	0.100	40
February (Dubai)	0.100	50
March (WTI)	0.100	40
March (Dubai)	0.100	50
April (WTI)	0.100	40
April (Dubai)	0.050	25
May (WTI)	0.100	40
May (Dubai)	0.050	25
June (WTI)	0.100	40
June (Dubai)	0.050	25
July (WTI)	0.100	40
August (WTI)	0.100	40
September (WTI)	0.100	40
October (WTI)	0.100	40
November (WTI)	0.100	2,460
December (WTI)	0.200	4,880

Total	4.192

Swap contracts products:
Short term
January (Fuel – Oil)	0.322	8,051
January (Gasoil)	0.013	399
January (Unleaded gasoline)	0.023	679

Total	0.358

Swap contracts propane:	Tonnes

Short term
January	2,000	666

Total	2,000

Swap contracts nafta:	Tonnes

Short term
January	182,927	42,585
February	75,000	18,176
March	25,000	6,450

Total	282,927

Back to Contents

December 31, 2001:
	Millions of	Thousands
	Barrels	of U.S. Dollars

Buy contracts crude and products:
Short term
February (WTI)	0.157	3,024
January (Gasoil)	0.009	1,513
February (Gasoil)	0.003	485

Total	0.169

Sell contracts crude and products:
Short term
March (WTI)	0.327	6,452
April (WTI)	0.108	2,148
February (Gasoil)	0.007	1,176
March (Gasoil)	0.005	842

Total	0.447

Swap contracts crude and products:
Short term
January (WTI)	5.055	97,169
January (Brent)	6.015	111,308
February (Brent)	0.200	3,581
March (Brent)	0.200	3,586
January (Fuel-oil)	0.300	5,115
January (Gasoil)	0.038	149
February (Gasoil)	0.028	1,570
March (Gasoil)	0.010	1,588

Total	11.846
		Thousands of
	Tonnes	U.S. Dollars

Swap contracts fuel:
Short term
February	110,497	(*)

Total	110,497

(*)	The prices established in these contracts are based on the future market prices of the products purchased or sold.

Options on crude oil prices

With regard to certain marketable debentures amounting to US$400 million issued by YPF and guaranteed by the revenues from exports made under a long-term crude oil sale contract with ENAP (the Chilean State Oil Company), YPF acquired sale options on crude oil prices in order to hedge the sale price of the aforementioned contract (see “Other Contractual Commitments” in this Note). By virtue of these options, YPF was entitled to sell a certain volume of crude oil at a price of US$14 per barrel.

As of December 31, 2001, the REPSOL YPF Group held through YPF crude oil sale options on 6 million barrels at a price of US$14 per barrel. The period for the exercise of these options expired on October 26, 2002, and none of these options were exercised in 2002.

Back to Contents

Swaps on crude oil prices

In November 1996, June 1998 and December 2001, YPF acquired swap contracts on crude oil prices in connection with commitments to deliver approximately 27.8 million, 23.9 million and 24.1 million barrels of crude oil within seven, ten and seven years, respectively, as established in the sale contracts described under the “Other Contractual Commitments” heading in this Note.

As of December 31, 2002, the REPSOL YPF Group held price swap contracts on 36.8 million barrels of crude oil at an average price of US$19.59 per barrel based on the following schedule:

						Subsequent
	2003	2004	2005	2006	2007	Years	Total

Volume (millions of barrels)	9.1	5.8	5.8	5.8	5.8	4.5	36.8
Price (Dollars per barrel)	19.17	19.62	19.62	19.62	19.62	20.22	19.59
Amount (millions of US Dollars)	174	114	114	114	114	91	721

Under these contracts, the REPSOL YPF Group will deliver the amount equivalent to the volume of barrels of crude oil traded at a fixed average price of US$19.59 per barrel and will receive in exchange the value of the same number of barrels at market prices.

Natural gas hedging transactions

In connection with the long-term contract to sell gas to be supplied from Bolivia to the thermoelectric market in Brazil, which is recorded in this note under the “Other Contractual Commitments” heading, on October 30, 2002 a contract was entered into by Empresa Petrolera Andina, S.A. and Petróleo Brasileiro, S.A. (Petrobras) in order to establish a protection mechanism against variations in the price of the gas covered by the contract, reducing the volatility of the income by means of the establishment of adjustment prices and the subsequent settlement of any differences so arising.

Exchange rate hedging transactions

The Company finances its activities in the functional currencies in which its foreign investments are denominated, thereby reducing the exchange risk. This policy is implemented either through the obtainment of financing in the related currency or through the arrangement of currency swaps.

The detail of the various financial derivatives as of December 31, 2002, is as follows:

a) Forward contracts

REPSOL YPF enters into forward contracts as part of its overall strategy to manage its exposure to exchange risk.

These contracts are used to hedge assets and liabilities denominated in foreign currencies.

The amount resulting from the difference between the forward rate and the spot rate at the contract date is recorded as a financial revenue or expense and is prorated over the term of the contracts. At the end of each year, these contracts are valued at the exchange rate then prevailing and the resulting exchange differences are recorded under the “Financial Revenues/Financial Expenses” caption in the consolidated statement of income, except for those arising on transactions for financing investments in investees whose functional currency is the same as that of the related contract, in which case they are recorded as an addition or a reduction under the “Shareholders’ Equity—Translation Differences” caption.

Back to Contents

The nominal values of these contracts as of December 31, 2002 and 2001, were as follows:

December 31, 2002:
Buy		Sell		Maturity

US$	1,338 million		€1,356 million	2003
	€48 million	US$	45 million	2003
GBP	0.6 million	US$	0.9 million	2003

December 31, 2001:
Buy			Sell		Maturity

	€4,657	million	US$	4,137 million	2002
Yen	6,000	million	US$	50 million	2002
CHF	20	million (Swiss francs)	US$	12 million	2002
GBP	0.6	million	US$	0.8 million	2002
US$	6.1	million		€6.6 million	2002

b) Cross-currency IRS

The REPSOL YPF Group hedges its foreign currency assets and liabilities by using cross-currency IRS, through which debt denominated in various currencies are converted into debt basically in U.S. dollars or euros.

The detail of these transactions as of December 31, 2002 is as follows:

Notional amount		Maturity	Foreign currency Debt

	€6,466 million	2003-2010	US$
BRL	40 million	2003-2005	US$

The detail of these transactions as of December 31, 2001, is as follows:

Notional amount			Maturity	Foreign currency Debt

Yen	9,291	million	2003	US$
	€6,150	million	2002-2010	US$
Yen	3,000	million	2002	€
CHF	25	million (Swiss francs)	2002	€
US$	51	million	2002-2005	BRL

The interest on these transactions is recorded as financial revenues and expenses.

c) Interest rate swaps

      As of December 31, 2002, the REPSOL YPF Group held the following interest rate swaps:

	Notional amount		Maturity

From floating to fixed interest rate	US$	16 million	2009
From fixed to floating interest rate	Mexican peso	120 million	2003
From floating to floating interest rate		€29 million	2007
From floating to fixed interest rate		€698 million	2027

The detail of these transactions as of December 31, 2001, is as follows:

	Notional amount	Maturity

From fixed to floating interest rate	€15 million	2002
Form floating to floating interest rate	€120 million	2007

Back to Contents

d) Average-rate forward contracts

As of December 31, 2002, the REPSOL YPF Group had not entered into any floating average-rate currency forward contracts.

As of December 31, 2001, the positions held by the REPSOL YPF Group were as follows:

Buy		Sell		Maturity

€	(*)	US$	6.2 million	2002
US$	1 million	€	(*)	2002
(*)	These amounts were determined at the average exchange rate set by the European Central Bank in the five months immediately preceding the contract maturity date.

Interest rate options

In December 1997 REPSOL YPF monetized the option of redeeming the preferred shares issued in October that year (see Note 12) by selling an interest rate option whereby the acquirors of the option had the right—exercisable from October 2002 to October 2007—to carry out an interest rate swap transaction with Repsol YPF for a total notional amount of US$ 725 million under which:

•	REPSOL YPF would pay quarterly fixed interest of 7.45% (the same rate as that of the dividend to be paid on the preferred shares issued) from the effective exercise date through October 2027; and

•	REPSOL YPF would receive quarterly interest of 3-month LIBOR plus 0.45% during the same period as that indicated above.

The premium received on the sale of this interest rate option (which amounted to US$ 78 million) was recorded as deferred revenues (see Note 13), was amortized over the contract term and recorded as a financial revenue in the consolidated statement of income.

In October and November 2002 the acquirors of the option sold in the past by Repsol YPF exercised their right to carry out the aforementioned swap transaction, which is addressed in this note under the “Exchange Rate Hedging Transactions” heading in section c) Interest rate swaps. Since that date Repsol YPF has used this interest rate swap to hedge the cash flows generated by the issues of preferred shares in euros (see Note 12) and has thus transformed the nominal amount, interest rates and the related flows from dollars to euros.

As a result of these transactions the Group recorded a net financial expense of €87 million in 2002, which reflects the mark-to-market of the swap as of the date of commencement of the hedge, net of the amount of the unamortized premium.

The Company retains the option of redeeming the preferred share issue early.

In May 2001 REPSOL YPF arranged an interest rate option purchase and sale transaction on a notional amount of €1,000 million tied to the preferred shares issued on that date (see Note 12).

The characteristics of these options are as follows:

•
REPSOL YPF sold a right by virtue of which it would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on June 30, 2001, the first maturity being on October 1, 2001, and the last on June 30, 2011.

•
REPSOL YPF acquired a right by virtue of which it would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By virtue of these interest rate option purchase and sale transactions, the final cost for REPSOL YPF of this preferred share issue, in the first ten years, is established at a floating interest rate of 3-month EURIBOR.

Back to Contents

Also, in April 2002, effective June 30, 2002, REPSOL YPF arranged an interest rate option purchase and sale transaction on a notional amount of €1,000 million tied to the preferred shares amounting to €2,000 million issued in December 2001 (see Note 12).

The characteristics of these options are as follows:

•
REPSOL YPF sold a right by virtue of which it would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on June 30, 2002, the first maturity being on September 30, 2002, and the last on December 30, 2011.

•
REPSOL YPF acquired a right by virtue of which it would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By virtue of these interest rate option purchase and sale transactions, the final cost for REPSOL YPF of €1,000 million of the total of €2,000 million relating to the preferred shares issued in December 2001 is established, for the period from September 30, 2002 to December 30, 2011, at a floating interest rate of 3-month EURIBOR.

Additionally, as of December 31, 2002, REPSOL YPF held the following interest rate option on a notional amount of US$41 million:

–	Purchase of a right by virtue of which it would pay 7.5% and receive 6-month LIBOR on the aforementioned notional amount.

–	Sale of a right by virtue of which it would receive 6-month LIBOR and pay 5.26% provided 6-month LIBOR is under 4%.

Medium and long-term incentive plan

Since 2000 the Recruiting and Compensation Committee of the Board of Directors of Repsol YPF, S.A. has implemented bonding programs initially aimed at senior executives and extendible to other persons occupying positions of high responsibility in the Company. Under these programs, a medium-/long-term incentive was included in the compensation system, linked to the appreciation of Repsol YPF, S.A. shares over a given period of time, subject to the beneficiary being an employee of the Group at each of the dates on which the rights are exercisable.

The aim of these programs is to strengthen the identification of executives and managers with shareholders’ interests while at the same time favoring retention of key personnel in an increasingly competitive labor market environment.

The various incentives plans in force are the following:

2002 incentive

The beneficiaries of this plan will be entitled to receive compensation in cash equal to the full appreciation of the price of Repsol YPF, S.A. shares with respect to certain specific values and the number of shares received. The cash payment will be composed of the following items:

–	A cash amount equal to the appreciation of REPSOL YPF, S.A. shares with respect to the reference value used (€13.00). This first tranche comprises a total of 3,182,456 shares.

–	A cash amount equal to the appreciation of REPSOL YPF, S.A. shares with respect to the reference value used (€18.00). This second tranche comprises a total of 3,182,456 shares.

This right will be exercisable on the following dates:

–	From March 1, 2004, the beneficiaries will be able to exercise 1/3 of their rights for each tranche.

–	From March 1, 2005, the beneficiaries will be able to exercise up to 2/3 of their rights for each tranche (including, where appropriate the rights exercised through that date).

–	From March 1, 2006, the beneficiaries must exercise any rights not already exercised.

Back to Contents

2001 incentive

The beneficiaries of this plan will be entitled to receive compensation in cash equal to the full appreciation of the price of Repsol YPF, S.A. shares with respect to certain specific values and the number of shares received. The cash payment will be composed of the following items:

–	A cash amount equal to the appreciation of REPSOL YPF, S.A. shares with respect to the reference value used (€15.00). This first tranche comprises a total of 1,644,243 shares.

–	A cash amount equal to the appreciation of REPSOL YPF, S.A. shares with respect to the reference value used (€22.00). This second tranche comprises a total of 1,644,243 shares.

This right will be exercisable on the following dates:

–	From June 1, 2003, the beneficiaries will be able to exercise 1/3 of their rights for each tranche.

–	From March 1, 2004, the beneficiaries will be able to exercise up to 2/3 of their rights for each tranche (including, where appropriate the rights exercised through that date).

–	From March 1, 2005, the beneficiaries must exercise any rights not already exercised.

This plan, together with the issue of debentures convertible into shares of Repsol YPF, S.A. intended to hedge the plan, were approved by the Shareholders’ Meeting held on April 21, 2002.

2000 incentive

The beneficiaries of this plan will be entitled to receive compensation in cash equal to the full appreciation of the price of Repsol YPF, S.A. shares with respect to certain specific values and the number of shares received. The cash payment will be composed of the following items:

–	A cash amount equal to the appreciation of REPSOL YPF, S.A. shares with respect to the reference value used (€16.40). This first tranche comprises a total of 1,816,515 shares.

–	A cash amount equal to the appreciation of REPSOL YPF, S.A. shares with respect to the reference value used (€24.60). This second tranche comprises a total of 1,816,515 shares.

This right will be exercisable on the following dates:

–	From March 1, 2002, the beneficiaries will be able to exercise 1/3 of their rights for each tranche.

–	From March 1, 2003, the beneficiaries will be able to exercise up to 2/3 of their rights for each tranche (including, where appropriate the rights exercised through that date).

–	From March 1, 2004, the beneficiaries must exercise any rights not already exercised.

At each year-end the rights not yet exercised by the beneficiaries are marked-to-market; the resulting amount is allocated linearly pro rata to the remaining period to maturity of the plan. As of December 31, 2002, 2001 and 2000, based on the valuation method described above, expenses of €4.9 million, €0.5 million and €2.9 million, respectively, were recorded under the “Personnel expenses” caption in this connection.

As of December 31, 2002, in relation to these incentive programs, the Company had arranged transactions linked to the price of Repsol YPF shares, which can only be net settled, on a total of 8,702,483 shares with reference price of €12.61 maturing on June 9, 2003. The market value as of December 31, 2002, of the aforementioned transactions gave rise to the recording of a financial expense of €0.075 million.

1998 incentive

The Recruiting and Compensation Committee of the Board of Directors of REPSOL YPF, S.A. approved in 1998 a medium-term incentive plan for certain senior executives and the Board of Directors in 1999, based on a Company stock appreciation right plan. Under the plan, in March 2001 these executives are entitled to receive an amount in cash equal to the full appreciation of the shares with respect to certain specific values (1,500,000 rights with a reference value of €13.42/share and 1,500,000 rights with a reference value of €20.13/share). This medium-term incentive is subject to the executives remaining at the Company for the duration of the plan.

In order to cover these disbursements REPSOL YPF arranged purchase options (“calls”) to hedge the shares of REPSOL YPF, S.A. with identical notional amounts, prices and expiration dates.

The cost of the aforementioned options was deferred on a straight-line basis through expiration. The net cost of this plan in 2000 amounted to €1.36 million and was charged to the “Personnel expenses” caption. In 2001 no amount was recorded in this connection.

Also, regarding Gas Natural, it should be stated that in December 2000, 2001 and 2002 the Board of Directors approved a medium-/long-term cash incentive program tied to the market price of the shares of Gas Natural SDG, S.A. for a group of senior executives. This incentive is subject to the beneficiary being an employee of the Company during the period covered by the program and to approval by the Company’s Shareholders’ Meeting of the implementation of the 2002 incentive. Beneficiaries will be able to exercise up to 1/3 each year of the aforementioned rights on the shares previously assigned to them at a reference price on certain dates, and any unexercised shares can be accumulated in subsequent years. In order to cover the disbursements that might have to be made, Gas Natural arranged purchase options on its shares, the detail of which is as follows:

	Number of Shares	Premium (Millions of Euros)

Incentive 2000	256,187	1.6
Incentive 2001	255,202	2.0
Incentive 2002	279,411	1.9

The cost of these options is recorded under the “Personnel expenses” caption in the statement of income for each year.

Repsol Garantizado

In the public offering on July 7, 1999, the employees of REPSOL YPF Group companies resident in Spain were offered the possibility of acquiring shares either for cash or through products known as Repsol Garantizado Plus 50 (“RGP-50”) and Repsol Garantizado Plus 100 (“RGP-100”).

These products included a contract to partially finance the purchase of shares and a hedging contract, by virtue of which REPSOL YPF S.A., in exchange for “Hedging Premiums” on the reference price, undertook to pay the employee the full amount of the unrealized loss and, in the case of RGP-50, received from the employee 50% of the unrealized gain. The gain or loss was calculated as the difference between the so-called reference price (set at €20.218/share) and the simple average of the weighted average changes in the REPSOL YPF share price in the twenty market sessions prior to July 8, 2002, the date on which all these contracts matured.

The detail of the number of securities subscribed and the premiums receivable is as follows:

Type	Number of Shares	Hedging Premium

RGP-50	8,418,135	7.4892%
RGP-100	557,929	16.9973%

Back to Contents

To partially hedge the risks associated with these products, REPSOL YPF, S.A. performed, inter alia, the following forward purchase and sale transactions tied to the market price of REPSOL YPF, S.A. shares:

Sale transactions:

Number of Securities	Maturity	Settlement Price (Euros/ Share)

1,500,000	February 28, 2001	19.5882
1,500,000	June 11, 2001	18.0989
286,108	August 3, 2001	19.6212
136,108	November 2, 2001	19.7950
350,000	December 11, 2001	21.3506

Purchase transactions:

Number of Securities	Maturity	Settlement Price (Euros/ Share)

150,000	August 3, 2001	21.0981

As of December 31, 2001, there were no hedges covering the commitments acquired by REPSOL YPF, S.A. in connection with the Repsol Garantizado Plus 50 and Repsol Garantizado Plus 100 products.

The Company recorded jointly the economic effects of both the employee hedging contract inherent in the “RGP-50” and “RGP-100” products and the aforementioned partial hedging transactions arranged to cover the risk assumed by Repsol YPF, S.A., based on their overall impact. To this end, at 2001 year-end and at the settlement date of these contracts in 2002, the following items were taken into account:

a)	The hedging premium described above that REPSOL YPF, S.A. received from employees as consideration.

b)	The market value at the aforementioned date of the rights and obligations assumed by the Company under the hedging contract.

c)	The cumulative gain or loss generated by the partial hedging transactions that had been settled through that date.

In accordance with the method described above, in December 2002 and 2001 an expense of €41 million and €9 million, respectively, was recorded under the “Financial Expenses” caption in the accompanying consolidated statements of income. In 2000 the Company had recorded €4 million in this connection.

Asset swap with Petrobras

The asset swap contract entered into by Repsol YPF Brasil, S.A. and several Petrobras Group companies, by which assets and company holdings valued at US$559 million were exchanged, envisages an annual revision of the value assigned in the operation to Eg3, S.A., an Argentinean company that owns a refinery and a network of service stations, and to 30% of Refap, S.A., a Brazilian company that owns the Alberto Pasquilini refinery.

This value revision, which will be calculated by applying the correction mechanisms envisaged in the contract, will be performed in the eight years following January 1, 2001, and will in any case be limited to a variation of up to 40% of the value assigned to the assets in the swap.

To date the possible rights or obligations for Repsol YPF Brasil arising from the application of the review to previous (2001 and 2002) or future years have not been quantified. In any case, the directors consider that the settlements to be made at the end of the aforementioned period will not be material.

Lipigas Group purchase option

On November 2, 2000, a 45% ownership interest was acquired in the Chilean group Lipigas.

Back to Contents

The acquisition agreement includes an option to purchase an additional 10%, exercisable from 2003 through 2005. Should the option be exercised, the sellers have three years to exercise a sale option on the remaining 45%.

Land purchase option

On November 23, 2001, REPSOL YPF acquired an irrevocable option, with a penalty for non-exercise, to purchase a 7,500 m2 land lot from Tecnicontrol y Gestión Integral, S.L. (a wholly-owned investee of Caja de Ahorros y Monte de Piedad de Madrid), which in turn had acquired it from Real Madrid Football Club. The acquisition cost of this land lot, located in the club’s former sports complex on the Paseo de la Castellana in Madrid, was €188 million.

REPSOL YPF paid a premium of €1.2 million for this irrevocable purchase option, which must be exercised by December 29, 2003.

The exercise price will be determined by all the debts, interest, payments and related financial costs borne by Tecnicontrol y Gestión Integral, S.L. for the acquisition and subsequent management of this land lot.

If it fails to exercise the purchase option, REPSOL YPF will have to pay a penalty which will be determined as the difference between the option exercise price and the land sale price, provided that the latter amount is lower than the option exercise price.

Other contractual commitments

–
In 1994 YPF entered into a long-term sale contract with ENAP (Chilean state oil company) to supply Chile with 40,000 to 60,000 barrels of oil per day from the Neuquina field. This term of this contract expired in October 2002.

–
In November 1996, June 1998 and December 2001, YPF received US$ 381 million, US$ 300 million and US$ 383 million, respectively, as advances for future deliveries of oil pursuant to forward sale contracts amounting to US$ 399 million, US$ 315 million and US$ 400 million, respectively. Under these contracts, the Company undertook to deliver approximately 27.8 million, 23.9 million and 24.1 million barrels over seven, ten and seven years, respectively; the Company’s own production or that of third parties may be used to make the deliveries.

The amounts received are recorded in the consolidated balance sheet as customer advances and will be taken to income as the physical deliveries are made over the term of the contracts. As of December 31, 2002, these advances amounted to €485 million. Deliveries of crude oil are recorded as net sales at the price used to calculate the total amount of the contracts. Company management does not expect any material losses to arise as a result of the aforementioned commitments.

–	As of December 31, 2002, the REPSOL YPF Group had the following firm long-term purchase and sale commitments, some of which include take-or-pay or delivery-or-pay type clauses:

Firm purchase commitments	Units	Total Commitment	Term

Oil and gas products purchases	Tonnes	645,000	2003-2007
L.P.G. purchases	Tonnes	487,341	2003-2007
Natural gas purchases	Millions of cubic feet	5,070,861	2003-2022
Electricity purchases	MWh/year	9,593,136	2003-2017
Vapor purchases	Tonnes	42,801,901	2003-2017
Transmission of natural gas by pipeline	Millions of cubic feet	2,475,626	2003-2021
Transport of crude oil by pipeline	Thousands of barrels	672,405	2003-2024
Transport of petrochemical products	Tonnes	900,000	2003-2007

Storage of oil and gas and petrochemical products	M3	3,284,000	2003-2015
Leases	Thousands of Euros	317,523	2003-2012

Back to Contents

Firm sale commitments	Units	Total Commitment	Term

Crude oil sales	Thousands of barrels	17,958	2003-2012
Natural gas sales	Millions of cubic feet	11,338,745	2003-2020
Petrochemical product sales	Tonnes	3,888,798	2003-2014
Oil and gas product sales	Tonnes	5,086,500	2003-2009
L.P.G. sales	Tonnes	62,467	2003-2007

–
In July 2000, in February 2001 and in November 2001, REPSOL YPF S.A. chartered three methane gas tankers with capacities of 138,000 m3, 140,500 m3 and 138,000 m3, respectively, under “time charter” arrangements.

These vessels will make it possible for the Company to transport the liquefied natural gas that it has undertaken to take under the agreement between REPSOL YPF and Atlantic LNG Company of Trinidad and Tobago and also to cater for other trade in this product.

On September 30, 2002, the 140,500 m3 tanker was delivered to REPSOL YPF under the charter contract entered into in February 2001. The remaining two vessels, which are currently under construction, are expected to be delivered in the first few months of 2004 and 2005.

The total lease payments for all three vessels will be approximately €63 million per year.

Under these contracts, REPSOL YPF undertakes to lease the vessels for an initial period of 20 years from delivery thereof, extendible through two consecutive five-year extensions. Also, there is a purchase option on two of these tankers, exercisable on expiration of the initial period or of either of the extensions, for a total amount of approximately €101 million for the two vessels.

Once the vessel has been delivered by the owner, REPSOL YPF records this commitment under the “Intangible Assets” caption and records the liability relating to the total amount of the payments to be made over the term of the lease plus the purchase option, excluding the operating costs of the vessel. The difference between the two amounts, which is the financial expense associated with the transaction, is capitalized under the “Deferred Expenses” caption and amortized over the term of the contract (see Note 8).

–
REPSOL YPF has also chartered, under “time charter” arrangements, two crude oil tankers with capacities of 107,000 m3 and 57,000 m3, respectively, whose charter contracts expire in December 2003 and February 2005. The total lease payment for these two oil tankers is approximately €14 million per year.

The Company has also chartered, under “time charter” arrangements, a further two crude oil tankers currently under construction. The first of these tankers, which has a capacity of 170,000 m3, is expected to be delivered in January 2004; the second, with a capacity of 120,000 m3, is expected to be delivered in July 2003. REPSOL YPF has undertaken to lease the first of these vessels through June 2011 and the second through July 2009. The total lease payment for these two vessels will be approximately €19 million per year.

In addition, REPSOL YPF has chartered, likewise under “time charter” arrangements, eleven vessels with a total capacity of 296,000 m3 for the transport of L.P.G. and other products for periods of one to three years which will expire in December 2005. A further two vessels, which are currently under construction, have also been chartered under “time charter” arrangements. One of these vessels, which is intended for oil products, has a capacity of 15,000 m3 and is expected to be delivered in January 2003; the other, for L.P.G., has a capacity of 7,000 m3 and is expected to be delivered in March 2003. The charters are for periods of one and four years, respectively, from the respective dates of delivery.

In 2002, Gas Natural has chartered, under basically long-term “time charter” arrangements, ten cryogenic vessels for the transport of L.P.G. with capacities of between 25,000 m3 and 140,000 m3. The lease payments on these vessels amount to approximately €26 million per year, based on the Repsol YPF Group’s ownership interest in the company.

Back to Contents

Gas Natural has also chartered, under “time charter” arrangements, two cryogenic vessels for the transport of L.P.G. with a capacity of 138,000 m3 which are expected to be delivered in late 2003. Under these contracts Gas Natural has undertaken to lease these vessels for an initial period of twenty years from the delivery date, with an option to extend the lease period for two further five-year periods, and a purchase option at the end of the twenty-year period.

–
As of December 31, 2002, the REPSOL YPF Group had 1,663 GWh/d of liquefied natural gas regasification reserves for the period from 2004 to 2024. The economic consideration to be paid by the company in exchange for the services provided will be that corresponding to the maximum reglamentarily established tolls and royalties. Under Royal Decree 1434/2002 enacted on December 27, the company has a three-month period from the date the Royal Decree comes into force in which to request reductions in the capacity contracted for.

–
In 2001 the REPSOL YPF Group, through its subsidiary Repsol YPF Ecuador, S.A., entered into an agreement with the Ecuadorian company OCP Ecuador, S.A., the owner of a heavy crude oil pipeline in Ecuador currently under construction and expected to be completed by July 2003. Under this agreement, the Group has undertaken to transport 71,000 barrels/day of crude oil (26 million barrels/year) for a period of 15 years from the date of entry into service of the pipeline, at a variable rate defined in the agreement.

REPSOL YPF has also undertaken to contribute, if necessary and under certain specific circumstances stipulated in the contract, additional funds for the construction of the aforementioned oil pipeline.

Other commitments and contingencies

–	Pursuant to the YPF Privatization Law, the Argentinean State took on certain obligations that YPF had as of December 31, 1990.

Through December 31, 2002, the Argentinean State had been, or was in the process of being, notified of all such claims. Based on the Privatization Law, YPF considers that it will not have to meet any significant claims in this connection.

–
YPF resolved to maintain its holding in Petroken Petroquímica Ensenada, S.A., which it cannot sell without the prior authorization of its creditor banks. Also, YPF has pledged all its shares of Compañía Mega, S.A. and Profertil, S.A. and has undertaken, inter alia, to maintain its holdings in these companies through April 1, 2004, and December 31, 2010, respectively.

–
As of December 31, 2002, the REPSOL YPF Group, through YPF Holdings Inc., had recorded provisions to cover the possible environmental risks relating to its subsidiary Maxus Energy Corporation (“Maxus”) in connection with the past operations of Diamond Shamrock Chemicals, itself a Maxus subsidiary, prior to its sale in 1986 to Occidental Petroleum Corporation (“Occidental”).

As of December 31, 2002, the REPSOL YPF Group had recorded provisions totaling approximately €75 million in this connection.

Following is a summary, by site, of the main environmental risks:

•
Hudson County (New Jersey, United States). Contribution to the clean-up costs incurred at various sites at which, according to the New Jersey Department of Environmental Protection and Energy (“DEP”), chromium ore waste was used as fill material. At 2001 year-end, Tierra Solutions Inc. (a YPF Holdings Inc. subsidiary), the company responsible for cleaning up the sites, reported its findings to the DEP. In this connection, Tierra Solutions was required to provide a financial guarantee in relation to the aforementioned clean-up work. Although this guarantee is currently instrumented through YPF Holdings Inc. for €19 million, this amount may be reduced, subject to approval by the DEP, in the event of a review of the costs of this work. YPF Holdings Inc. has recorded a provision, based on its best estimate of the research and remediation costs yet to be incurred, amounting to €32 million.

Back to Contents

Additionally, the DEP has stated that it expects Occidental and Maxus to contribute, along with the other chromium manufacturers, to the funds for certain clean-up activities at certain sites located in Hudson County, New Jersey. Occidental and Maxus have refused to make any contribution in connection with these sites on the grounds that there is no evidence to suggest that any of the waste was produced by their operations. The State of New Jersey might initiate legal action to recover the payments made in connection with these sites. Under an administrative resolution issued by the Governor of New Jersey, state agencies are required to provide specific justification if a state requirement proves to be more stringent than a federal requirement.

•
Passaic River (New Jersey, U.S.A.). Studies have shown that the bed of Newark Bay, including the Passaic River near the former Diamond plant, has been polluted by chemicals from various sources. Under an agreement with the U.S. Environmental Protection Agency, Tierra Solutions is currently conducting tests and studies to identify contaminated flora and fauna. YPF Holdings Inc. expects these tests and studies to be completed in the second quarter of 2003 and to cost approximately €3 million. The company has recorded a provision for this cost.

•
Painesville (Ohio, United States). Obligations relating to the research and feasibility studies for the environmental clean-up work at a former Diamond plant in Painesville which engaged in the processing of iron chromate ore. Tierra Solutions has agreed to participate in this work. The estimated cost of these studies in 2003 is approximately €0.3 million. YPF Holdings, Inc. has recorded a provision for the estimated amount of its share of these costs.

Although it is still not possible to determine the magnitude and nature of any research or additional remedial measures that may prove to be necessary, the related changes and increases in provisions will be made when required.

•
Legal actions. In 1998 a subsidiary of Occidental filed suit at a court in Ohio in connection with certain expenses relating to a Diamond plant and other costs. While this legal action is currently in the evidential phase, Maxus and Occidental have asked the court to hand down a ruling for legal purposes on certain disputed events. On January 25, 2002, the court accepted and rejected the requests of Occidental and Diamond, respectively. The company considers that the ruling was incorrect and has appealed against it. YPF Holdings Inc. considers that Occidental’s claim is groundless and its resolution by the court system will have no material adverse impact on the financial position of YPF Holdings, Inc. or on the results of its operations.

The directors consider that these provisions will adequately cover all the probable significant environmental contingencies that can reasonably be estimated; however, any changes in the current circumstances could lead to increases in these provisions in the future.

–
On March 22, 1999, the Argentinean Secretariat for Industry, Commerce and Mining informed YPF of Resolution 189 of March 19, 1999, under which YPF was fined €123 million for abuse of dominant position in the Argentinean L.P.G. market through the practice of price discrimination between Argentinean and foreign L.P.G. buyers from 1993 to 1997. In strict adherence to the accounting principle of prudence, YPF recorded a provision for the amount of the fine in its 2000 statement of income. The net effect of this provision was recorded as goodwill arising from consolidation in the financial statements of the REPSOL YPF consolidated Group. In July 2002, the Supreme Court upheld the ruling of the Chamber and YPF made the payment that had been claimed.

On January 29, 2003, YPF was notified by the Argentinean National Fair Trading Authorities of the commencement of an investigation on YPF’s activities in the L.P.G. market during the period from October 1997 to March 1999.

–
EDF Internacional, S.A. has commenced an international arbitration proceeding under the International Chamber of Commerce’s Arbitration Regulations against Repsol YPF, S.A., YPF, S.A. and Endesa Internacional, S.A. In the request for arbitration EDF Internacional, S.A. is seeking a ruling holding Repsol YPF and YPF, S.A. jointly and severally liable for the payment of €66 million for the sale of Electricidad Argentina, S.A. as a result of a review of the price paid, as stipulated in the share purchase/sale agreement, in the event of the cancellation of the parity between the peso and the U.S. dollar prior to December 31, 2001. Based on their legal advisers’ opinion, the directors consider that the request for arbitration is groundless. Also, YPF has filed a counterclaim for the adjustment of the sale price.

–
On December 28, 2000, the Argentinean State applied Rule 1252 and extended the term of YPF’s operating concession for the Loma La Lata—Sierra Barrosa area for an additional ten-year period through November 2027, in accordance with the conditions established in the Extension Agreement signed on December 5, 2000, between the State, Neuquén Province and YPF. Under this agreement, YPF undertook, inter alia, to pay the State US$ 300 million for the obtainment of the extension, this amount being recorded under the “Property, Plant and Equipment” caption in the balance sheet as of December 31, 2000, to define a program of investments totaling US$ 8,000 million to be made in Neuquén Province from 2000 through 2017, and to transfer to Neuquén Province 5% of the net cash flow arising from the concession in each year of the extended term. YPF also donated the sums of US$ 20 million, which were used to settle the debts of certain companies providing services to YPF, and of US$10 million to meet those companies’ working capital requirements. These obligations are affected by the new economic legislation detailed in Note 1.d.1-c) of these notes to the financial statements.

–
As regards the US$ 381 million, US$ 300 million and US$383 million received by YPF in November 1996, June 1998 and December 2001, respectively, as advances for future deliveries of oil pursuant to forward sale contracts amounting to US$ 399 million, US$ 315 million and US$ 400 million, respectively (see the “Other Contractual Commitments” section of this note), on January 31, 2003, the Company was notified by the Federal Public Revenues Authorities that the aforementioned advances should be subject to an income tax withholding of approximately €20 million, plus interest and fines. The directors consider that this claim is groundless, since it relates to advances received on crude oil export commitments.

–
Since the enactment of Law 25,561 on the Public Emergency and Exchange System Reform which, inter alia, amended the Convertibility Law, a discrepancy has arisen with the provinces regarding oil and gas tax settlements, since the provinces consider that the payments made for production destined for the domestic market do not correspond with the terms of Department of Energy Resolutions 155/92 and 188/93 as regards the exchange rate used to calculate them. Company management considers that the oil and gas tax payments should be calculated on the basis of the amounts actually collected, in accordance with the stipulations of Article 56 c) I of Oil and Gas Law 17,319 and of Article 110 of Legislative Decree 1,757/90. The directors consider that the claim is groundless and are negotiating with the producer provinces under the framework of Department of Energy Resolution 231/02.

–
The Texas State Auditor is seeking payment from Midgard Energy Company, a subsidiary of YPF Holdings, Inc., of a debt of approximately €25 million, plus interest and fines, relating to a state tax for the period from 1984 to 1997, the estimated amount of which as of December 31, 2002, amounted to €44 million. YPF Holdings, Inc. considers that the claim is groundless and has filed the related administrative appeals.

The Company’s directors consider that the provisions recorded adequately cover the risks arising from the contingencies described above.

(24)	Subsequent Events

–
On January 1, 2003, Repsol YPF exercised the option to acquire an additional 20% of BPRY, the company that owns all the shares of BP Trinidad y Tobago (BPTT), which owns productive assets in Trinidad and Tobago. This purchase option was envisaged in the agreement known as the BPRY Limited Liability Company Agreement dated October 20, 2000. By means of this agreement, Repsol YPF, through its affiliate Repsol YPF T&T, S.A., acquired 10% of BPRY with an option to acquire an additional 20% on January 1, 2003, at a predetermined price.

Back to Contents

This acquisition increases Repsol YPF’s holding in BPTT to 30% and trebles its oil and gas production and reserves in Trinidad y Tobago.

(25)	Consolidated Statements of Changes in Financial Position

Following are the Group’s consolidated statements of changes in financial position for 2002, 2001 and 2000:

				Millions of Euros

Applications of Funds	2002	2001	2000	Sources of Funds	2002	2001	2000

Investments				Funds obtained from operations(*)	4,823	5,729	6,302
Property, plant and equipment	2,228	3,894	4,002
Intangible assets	57	91	100	Share issuances	—	—	397
Long-term financial investments	194	301	501
Acquisitions of consolidated affiliates	194	170	1,333	Subsidies and other deferred revenues	96	69	121

	2,673	4,456	5,936
				Contribution of minority interests	—	3,002	16
Deferred expenses	80	360	182

	2,753	4,816	6,118

				Long-term debt
Net long-term assets and liabilities related to the consolidation of new affiliates	(878)	(126)	(648)	Loans received	1,144	4,014	7,162
				Other long-term debt	87	463	275
Net change in long-term assets and liabilities due to translation	(305)	1,169	925

Dividends				Disposal of fixed and other noncurrent assets
Of the Parent Company	183	635	541	Property, plant and equipment	77	650	137
Of the Group companies attributed to minority interests	292	486	242	Long-term investments and other	2,481	587	128

Repayment or reclassification of long-term debt	3,523	5,666	4,541

INCREASE IN WORKING CAPITAL	3,140	1,868	2,819	DECREASE IN WORKING CAPITAL	—	—	—

TOTAL FUNDS APPLIED	8,708	14,514	14,538	TOTAL FUNDS OBTAINED	8,708	14,514	14,538

(*)	The detail of the funds obtained from operations in 2002, 2001 and 2000 is as follows:
	2002	2001	2000

	Millions of Euros
Net income for the year	1,952	1,025	2,429
Adjustments to determine the funds obtained from operations:
Depreciation, depletion and amortization	2,926	3,294	3,135
Provisions funded (net)	692	1,138	422
Income attributed to minority interests	334	490	488
Income/(expense) on fixed assets disposals	(1,270)	(302)	7
Cancellation of deferred tax liabilities and other	189	84	(179)

Funds obtained from operations	4,823	5,729	6,302

The variations in working capital in 2002, 2001 and 2000 were as follows:

	2002		2001		2000

Variations in Working Capital	Increases	Decreases	Increases	Decreases	Increases	Decreases

	Millions of Euros
Inventories	13	—	—	554	725	—
Accounts receivable	—	1,295	—	1,068	1,939	—
Accounts payable	4,116	—	1,390	—	—	226
Temporary cash investments and cash	278	—	2,129	—	351	—
Prepaid expenses and accrued liabilities (net)	28	—	—	29	30	—

Total	4,435	1,295	3,519	1,651	3,045	226
Variation in Working Capital	—	3,140	—	1,868	—	2,819

	4,435	4,435	3,519	3,519	3,045	3,045

Back to Contents

(26)	Supplementary Information on Oil and Gas Exploration and Production Activities (unaudited information)

Capitalized costs

Capitalized costs represent the historical costs capitalized to assets with proved and unproved oil and gas reserves, including auxiliary equipment and facilities, and the related accumulated depreciation and depletions. These amounts include state-financed exploration costs (see Note 2.c.3).

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

	Millions of Euros
As of December 31, 2002
Costs capitalized to assets with proved reserves	25,213	270	1,241	20,520	3,161	12	9
Costs capitalized to assets with unproved reserves	679	—	—	372	286	10	11

	25,892	270	1,241	20,892	3,447	22	20
Support equipment and facilities	1,004	48	290	317	348	1	—

Total capitalized costs	26,896	318	1,531	21,209	3,795	23	20

Accumulated depreciation depletion and provisions	(14,815)	(302)	(937)	(12,440)	(1,130)	(1)	(5)

Net amounts	12,081	16	594	8,769	2,665	22	15

As of December 31, 2001

Costs capitalized to assets with proved reserves	28,873	300	1,585	23,157	3,809	13	9
Costs capitalized to assets with unproved reserves	1,351	—	—	888	434	21	8

	30,224	300	1,585	24,045	4,243	34	17

Support equipment and facilities	676	36	162	419	58	1	—

Total capitalized costs	30,900	336	1,747	24,464	4,301	35	17

Accumulated depreciation	(15,715)	(282)	(1,030)	(13,472)	(927)	(3)	(1)

Net amounts	15,185	54	717	10,992	3,374	32	16

As of December 31, 2000
Costs capitalized to assets with proved reserves	28,127	269	2,391	21,456	2,327	1,671	13
Costs capitalized to assets with unproved reserves	1,801	—	—	1,460	303	20	18

	29,928	269	2,391	22,916	2,630	1,691	31

Support equipment and facilities	646	15	221	308	64	38	—

Total capitalized costs	30,574	284	2,612	23,224	2,694	1,729	31

Accumulated depreciation	(15,164)	(260)	(1,525)	(11,817)	(693)	(864)	(5)

Net amounts	15,410	24	1,087	11,407	2,001	865	26

Back to Contents

Costs incurred

Costs incurred represent amounts capitalized or expensed during the year relating to acquisitions of assets with oil and gas reserves and exploration and development activities, including amounts financed by the State (see Note 2.c.3).

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

	Millions of Euros
2002
Acquisitions of assets with proved reserves	—	—	—	—	—	—	—
Acquisitions of assets with unproved reserves	1	—	—	—	—	—	1
Exploration costs	193	25	31	56	53	3	25
Development costs	961	(2)	53	607	302	1	—

	1,155	23	84	663	355	4	26

2001
Acquisitions of assets with proved reserves	159	—	—	—	159	—	—
Acquisitions of assets with unproved reserves	7	—	—	—	6	—	1
Exploration costs	309	66	26	92	104	10	11
Development costs	1,348	25	64	873	272	114	—

	1,823	91	90	965	541	124	12

2000
Acquisitions of assets with proved reserves	806	—	—	563	235	4	4
Acquisitions of assets with unproved reserves	155	—	—	16	138	—	1
Exploration costs	281	14	51	113	73	15	15
Development costs	1,098	13	70	748	155	110	2

	2,340	27	121	1,440	601	129	22

Results of operations of oil and gas producing activities

The following table shows the revenues and expenses associated directly with the Company’s oil and gas producing activities. It does not include any allocation of the Company’s financial costs or general corporate overhead and, therefore, is not necessarily indicative of the contribution to consolidated net earnings of the Company’s oil and gas operations.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

	Millions of Euros
2002
Revenues
Sales to unaffiliated parties	1,365	17	153	470	719	4	2
Sales to affiliated parties	3,691	93	463	3,061	74	—	—
Other revenues	24	4	26	—	2	(8)	—

Total revenues	5,080	114	642	3,531	795	(4)	2
Production costs(1)	(1,299)	(2)	(139)	(959)	(196)	(2)	(1)
Exploration expenses	(275)	(69)	(29)	(50)	(95)	(4)	(28)
Other operating expenses	(61)	(12)	—	(30)	(19)	—	—
Depreciation and amortization	(1,291)	(35)	(71)	(979)	(204)	—	(2)

Income (Loss) before taxes and charges	2,154	(4)	403	1,513	281	(10)	(29)
Taxes and charges	(980)	24	(226)	(615)	(167)	3	1

Results of oil and gas producing activities(2)	1,174	20	177	898	114	(7)	(28)

(1)	Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina of €635 million, transport and other costs of €78 million.

Back to Contents

(2)
The results figure does not include €410 million relating to the provision recorded as a result of the comparison between market value and cash flows, updated as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas from each field owned by the Company at year-end and the net book value of the assets allocated to them (see Note 18).

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

	Millions of Euros
2001
Revenues
Sales to unaffiliated parties	3,434	17	197	2,096	578	543	3
Sales to affiliated parties	3,114	57	566	2,400	71	20	—
Other revenues	232	4	227	—	1	—	—

Total revenues	6,780	78	990	4,496	650	563	3
Production costs(1)	(1,932)	(7)	(198)	(1,278)	(220)	(229)	—
Exploration expenses	(202)	(5)	(24)	(83)	(67)	(7)	(16)
Other operating expenses	(106)	(5)	(1)	(71)	(7)	(20)	(2)
Depreciation and amortization	(1,441)	(28)	(84)	(1,046)	(185)	(97)	(1)

Income (Loss) before taxes and charges	3,099	33	683	2,018	171	210	(16)
Taxes and charges	(1,283)	—	(317)	(802)	(79)	(85)	—

Results of oil and gas producing activities(2)	1,816	33	366	1,216	92	125	(16)

(1)	Production costs include royalties and local taxes of €730 million, transport and other costs of €131 million and “excess oil” costs in Egypt of €10 million.
(2)
The results figure does not include €655 million relating to the provision recorded as a result of the comparison between market value and cash flows, updated as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas from each field owned by the Company at year-end and the net book value of the assets allocated to them (see Notes 1.d.1 and 18).

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World

	Millions of Euros
2000
Revenues
Sales to unaffiliated parties	3,854	—	569	2,289	482	509	5
Sales to affiliated parties	4,091	92	656	3,250	—	85	8
Other revenues	383	302	65	—	—	9	7

Total revenues	8,328	394	1,290	5,539	482	603	20
Production costs(1)	(2,107)	(1)	(310)	(1,458)	(123)	(210)	(5)
Exploration expenses	(176)	(7)	(36)	(76)	(27)	(11)	(19)
Other operating expenses	(35)	(4)	—	(10)	(20)	—	(1)
Depreciation and amortization	(1,391)	(31)	(184)	(996)	(82)	(90)	(8)

Income (Loss) before taxes and charges	4,619	351	760	2,999	230	292	(13)
Taxes and charges	(1,845)	(126)	(404)	(1,150)	(61)	(103)	(1)

Results of oil and gas producing activities(2)	2,774	225	356	1,849	169	189	(14)

(1)	Production costs include royalties and local taxes of €709 million, transport and other costs of €102 million and Excess oil costs in Egypt of €87 million.
(2)
The results figure does not include €50 million relating to the provision recorded as a result of the comparison between market value and cash flows, updated as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas from each field owned by the Company at year-end and the net book value of the assets allocated to them (see Notes 1.d.1 and 18).

Back to Contents

Estimated proved net developed and undeveloped reserves of hydrocarbons

The tables below reflect the estimated developed and undeveloped proved reserves of crude oil, condensed oil and L.P.G. and natural gas as of December 31, 2001, 2000 and 1999, and the variations therein.

37% (61% of the Argentinean reserves) of the total proved reserves of crude oil, condensed oil and L.P.G. and natural gas as of December 31, 2002, were estimated by the independent engineers Gaffney, Cline & Associates. The reserves of the other assets in 2002 and the total reserves existing as of December 31, 2001 and 2000, were estimated by the Group in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board which govern stock market accounting information in the U.S.A. In accordance with these rules, proved oil and gas reserves are the estimated quantities of crude oil, natural gas and liquids related to natural gas for which geological and engineering information demonstrates with reasonable certainty that known fields can be extracted in future years under existing economic and operating condi tions, such as prices and costs as of the date of the estimates. The price change considerations to be used may be used only for current contractual agreements and not for increases based on possible future conditions.

Effective January 1, 2001, REPSOL YPF changed the conversion factor for the volume of gas produced to barrels of oil equivalent which had historically been used in the information published. Through that date the factor of 6,000 cubic feet of gas = 1 barrel of oil equivalent had been used; from January 1, 2001, the factor used is 5,615 cubic feet of gas = 1 barrel of oil equivalent. In the table summarizing reserves the figures for 1999 and 2000 are based on the new method.

REPSOL YPF decided to apply this new conversion factor for purposes of internal unification of accounting and technical processes and because the EIA, a US Department of Energy body, uses the conversion factor of 1 barrel of oil equivalent to 5,615 cubic feet of gas in the preparation of all its reports.

Proved developed and undeveloped reserves of crude oil, condensed oil and L.P.G.:

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	North Sea	Rest of the World

	Thousands of Barrels
Reserves at December 31, 1999	2,149,652	6,137	279,398	1,341,165	300,829	158,302	60,838	2,983
Revision of previous estimates	298,301	(420)	15,258	251,409	(24,868)	56,921	—	1
Increase due to improvements in recovery techniques	99,613	61	(958)	106,584	(8,673)	2,599	—	—
Extensions and discoveries	94,563	496	4,784	43,649	38,077	7,557	—	—
Purchase (Sale) of reserves	(31,036)	1,711	—	(13,521)	44,379	—	(60,838)	(2,767)
Production	(232,622)	(811)	(35,554)	(157,751)	(19,730)	(18,611)	—	(165)

Reserves at December 31, 2000	2,378,471	7,174	262,928	1,571,535	330,014	206,768	0	52

Revision of previous estimates	(33,025)	(3,684)	(8,628)	(6,905)	(43,442)	29,635	—	(1)
Increase due to improvements in recovery techniques	40,706	—	—	41,235	—	(529)	—	—
Extensions and discoveries	82,123	5,224	10,340	47,465	16,710	2,384	—	—
Purchase (Sale) of reserves	62,146	—	(35,892)	(3,538)	101,583	—	—	(7)
Production	(235,433)	(1,752)	(24,784)	(162,096)	(26,387)	(20,410)	—	(4)

Reserves at December 31, 2001(1)	2,294,988	6,962	203,964	1,487,696	378,478	217,848	—	40

Revision of previous estimates	13,070	(1,244)	(1,017)	8,920	5,655	756	—	—
Increase due to improvements in recovery techniques	31,313	—	—	29,369	1,944	—	—	—
Extensions and discoveries	54,178	—	7,969	33,411	12,798	—	—	—
Purchase (Sale) of reserves	(161,621)	307	—	—	50,742	(212,670)	—	—
Production	(213,232)	(1,783)	(22,183)	(159,795)	(29,452)	(16)	—	(3)

Reserves at December 31, 2002(2)	2,018,696	4,242	188,733	1,399,601	420,165	5,918	—	37

Back to Contents

Proved developed reserves of crude oil, condensed oil and L.P.G.:

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	North Sea	Rest of the World

	Thousands of Barrels
At December 31, 1999	1,667,503	1,829	252,391	1,122,062	129,759	122,075	36,404	2,983
At December 31, 2000	1,808,911	3,401	229,153	1,252,592	168,338	155,375	—	52
At December 31, 2001	1,768,399	6,962	173,407	1,203,217	202,521	182,252	—	40
At December 31, 2002	1,526,201	3,115	144,886	1,153,642	224,495	26	—	37

(1)
Includes 60,325,000 barrels of crude oil relating to the minority interests of Andina, S.A. Also includes 212,670,000 barrels of crude oil relating to the Indonesian companies excluded from the consolidated group as of December 31, 2001 (see Note 1.d.5).

(2)	Includes 73,258,000 barrels of crude oil relating to the minority interests of Andina, S.A.

Proved developed and undeveloped reserves of natural gas:
	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	North Sea	Rest of the World

	Natural Gas in Millions of Cubic Feet
Reserves at December 31, 1999	14,309,778	20,268	596,035	10,973,936	1,724,695	583,052	174,044	237,748

Revision of previous estimates	(954,506)	105	98,619	(79,488)	(818,485)	(153,115)	—	(2,142)
Increase due to improvements in recovery techniques	(113)	—	—	(113)	—	—	—	—
Extensions and discoveries	1,144,962	—	30,518	420,377	564,306	129,761	—	—
Purchase (Sale) of reserves	705,233	—	—	(445)	1,108,119	—	(174,044)	(228,397)
Production	(810,614)	(17,618)	(54,173)	(660,807)	(48,827)	(28,286)	—	(903)

Reserves at December 31, 2000	14,394,740	2,755	670,999	10,653,460	2,529,808	531,412	—	6,306

Revision of previous estimates	419,948	7	(78,006)	15,226	450,216	32,506	—	(1)
Increase due to improvements in recovery techniques	1,011	—	—	1,011	—	—	—	—
Extensions and discoveries	766,106	—	45,256	382,564	334,575	3,711	—	—
Purchase (Sale) of reserves	3,768,282	—	(146,410)	(366,234)	4,281,209	—	—	(283)
Production	(757,524)	(2,762)	(39,779)	(563,380)	(120,186)	(30,813)	—	(604)

Reserves at December 31, 2001(1)	18,592,563	—	452,060	10,122,647	7,475,622	536,816	—	5,418

Revision of previous estimates	400,702	4,852	(76,734)	(136,319)	604,378	4,525	—	—
Increase due to improvements in recovery techniques	95	—	—	95	—	—	—	—
Extensions and discoveries	471,322	—	(11,943)	15,371	467,894	—	—	—
Purchase (Sale) of reserves	(406,132)	—	—	—	84,156	(490,288)	—	—
Production	(852,771)	(4,852)	(40,288)	(569,911)	(236,221)	(965)	—	(534)

Reserves at December 31, 2002(2)	18,205,779	—	323,095	9,431,883	8,395,829	50,088	—	4,884

Proved developed reserves of natural gas:
At December 31, 1999	10,683,209	20,268	441,842	9,116,968	552,140	304,002	10,241	237,748
At December 31, 2000	9,688,850	2,755	496,428	8,100,636	906,768	175,957	—	6,306
At December 31, 2001	11,500,900	—	355,422	7,872,247	3,107,935	159,878	—	5,418
At December 31, 2002	11,506,823	—	216,879	7,295,177	3,986,509	3,374	—	4,884

(1)
Includes 2,618,237 million cubic feet of gas relating to the minority interests of Andina, S.A. Also includes 490,288 million cubic feet of gas relating to the Indonesian companies excluded from the consolidated group as of December 31, 2001 (see Note 1.d.5).

(2)	Includes 3,082,192 million cubic feet of gas relating to the minority interests of Andina, S.A.

Back to Contents

Proved developed and undeveloped reserves of crude oil, condensed oil and L.P.G. and natural gas:
	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	North Sea	Rest of the World

	Thousands of Barrels of Crude Oil
Reserves at December 31, 1999	4,698,144	9,747	385,549	3,295,562	607,987	262,140	91,834	45,325

Revision of previous estimates	128,308	(401)	32,821	237,252	(170,636)	29,653	—	(381)
Increase due to improvements in recovery techniques	99,593	61	(958)	106,564	(8,673)	2,599	—	—
Extensions and discoveries	298,475	496	10,219	118,516	138,577	30,667	—	—
Purchase (Sale) of reserves	94,563	1,711	—	(13,600)	241,729	—	(91,834)	(43,443)
Production	(376,989)	(3,949)	(45,202)	(275,437)	(28,426)	(23,649)	—	(326)

Reserves at December 31, 2000	4,942,094	7,665	382,429	3,468,857	780,558	301,410	—	1,175

Revision of previous estimates	41,764	(3,683)	(22,520)	(4,195)	36,739	35,424	—	(1)
Increase due to improvements in recovery techniques	40,886	—	—	41,415	—	(529)	—	—
Extensions and discoveries	218,564	5,224	18,400	115,598	76,297	3,045	—	—
Purchase (Sale) of reserves	733,256	—	(61,967)	(68,762)	864,042	—	—	(57)
Production	(370,344)	(2,244)	(31,868)	(262,430)	(47,792)	(25,898)	—	(112)

Reserves at December 31, 2001(1)	5,606,220	6,962	284,474	3,290,483	1,709,844	313,452	—	1,005

Revision of previous estimates	84,433	(380)	(14,683)	(15,358)	113,292	1,562	—	—
Increase due to improvements in recovery techniques	31,330	—	—	29,386	1,944	—	—	—
Extensions and discoveries	138,117	—	5,842	36,148	96,127	—	—	—
Purchase (Sale) of reserves	(233,951)	307	—	—	65,730	(299,988)	—	—
Production	(365,106)	(2,647)	(29,358)	(261,293)	(71,522)	(188)	—	(98)

Reserves at December 31, 2002(2)	5,261,043	4,242	246,275	3,079,366	1,915,415	14,838	—	907

Proved developed reserves of crude oil, condensed oil and L.P.G. and natural gas:
At December 31, 1999	3,570,123	5,439	331,081	2,745,743	228,091	176,216	38,228	45,325
At December 31, 2000	3,534,441	3,892	317,564	2,695,270	329,828	186,712	—	1,175
At December 31, 2001	3,816,645	6,962	236,706	2,605,220	756,027	210,725	—	1,005
At December 31, 2002	3,575,503	3,115	183,511	2,452,873	934,470	627	—	907

(1)
Includes 526,618,000 barrels of crude oil relating to the minority interests of Andina, S.A. Also includes 299,988,000 barrels of crude oil relating to the Indonesian companies excluded from the consolidated group as of December 31, 2001 (see Note 1.d.5).

(2)	Includes 622,180,000 barrels of crude oil relating to the minority interests of Andina, S.A.

Current value of future net revenues

The estimate of future net revenues was performed in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board which govern stock market information practices in the U.S.A. The method to be applied is the impartiality or fairness method and is the result of applying current oil and gas prices (considering price changes only by contractual agreement) to estimated future production of proved reserves of oil and gas as of the date of the last balance sheet filed, less the estimated future costs (based on current costs) to develop and produce proved reserves, assuming the continuation of current economic conditions.

Future production costs were estimated on the basis of actual costs borne in 2001 and 2002. Future development costs were calculated on the basis of technical studies conducted by REPSOL YPF and by the operators holding joint title with REPSOL YPF. The taxes projected for each of the future years were determined by applying the nominal tax rate applicable in Spain, reduced by the tax benefits available to the Company in each of the years. The interest rate used to discount the future net revenues was 10%.

Back to Contents

The present value of the future net revenues calculated as described above is not intended to be interpreted, and should not be interpreted, as the fair value of the Group’s oil and gas reserves. An estimation of the fair value of these reserves should also include the future exploitation of reserves not yet classified as proved reserves, possible changes in future prices and costs and a discount rate which represents the value of money over time at the calculation date and the uncertainties inherent in estimating the reserves.

The following table shows the present value of the future net revenues relating to proved oil and gas reserves, calculated on the basis of the aforementioned assumptions.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	North Sea	Rest of the World

	Millions of Euros
At December 31, 2000
Future cash flows	72,551	648	7,766	48,260	10,117	5,170	570	20
Future production and development costs	(24,637)	(323)	(2,338)	(15,092)	(4,028)	(2,622)	(232)	(2)

Future net cash flows before income taxes	47,914	325	5,428	33,168	6,089	2,548	338	18
Future income tax expense	(16,300)	(54)	(1,521)	(11,439)	(2,143)	(1,030)	(107)	(6)

	31,614	271	3,907	21,729	3,946	1,518	231	12
Effect of discounting at 10%	(13,614)	(91)	(1,501)	(9,058)	(2,089)	(638)	(231)	(6)

Standardized measure	18,000	180	2,406	12,671	1,857	880	—	6

At December 31, 2001
Future cash flows	63,876	1,517	4,899	34,333	17,509	5,603	—	15
Future production and development costs	(25,942)	(723)	(1,657)	(11,623)	(8,224)	(3,713)	—	(2)

Future net cash flows before income taxes	37,934	794	3,242	22,710	9,285	1,890	—	13
Future income tax expense	(11,184)	(115)	(873)	(6,653)	(2,755)	(785)	—	(3)

	26,750	679	2,369	16,057	6,530	1,105	—	10
Effect of discounting at 10%	(12,991)	(518)	(1,006)	(7,165)	(3,852)	(446)	—	(4)

Standardized measure	13,759	161	1,363	8,892	2,678	659	—	6

At December 31, 2002
Future cash flows	65,827	1,234	5,824	38,364	19,950	443	—	12
Future production and development costs	(20,000)	(467)	(1,476)	(9,675)	(8,112)	(269)	—	(1)

Future net cash flows before income taxes	45,827	767	4,348	28,689	11,838	174	—	11
Future income tax expense	(15,141)	(122)	(1,024)	(9,389)	(4,516)	(85)	—	(5)

	30,686	645	3,324	19,300	7,322	89	—	6
Effect of discounting at 10%	(14,370)	(544)	(1,428)	(8,248)	(4,116)	(33)	—	(1)

Standardized measure	16,316	101	1,896	11,052	3,206	56	—	5

Back to Contents

Changes in the standardized measure of discounted future net cash flows

The detail of the changes in the standardized measure of discounted future net cash flows for 2002, 2001 and 2000 is as follows:

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	North Sea	Rest of the World

	Millions of Euros
Balance as of December 31, 1999	17,825	89	2,266	12,391	1,299	995	626	159

Oil and gas sales, net of production costs	(4,971)	(43)	(456)	(3,717)	(232)	(337)	(179)	(7)
Net variation in selling prices	718	15	378	1,435	(902)	(211)	—	3
Net change in taxes and charges	266	17	(94)	207	121	(68)	—	83
Development costs incurred during the year	981	16	53	681	121	102	7	1
Purchases/(Sales) of reserves	(475)	—	—	(117)	384	—	(499)	(243)
Changes in reserve quantities	3,456	117	388	2,104	605	245	—	(3)
Accretion of discount	1,467	6	186	305	706	207	45	12
Changes in production, development and abandonment costs	(1,267)	(37)	(316)	(617)	(246)	(52)	—	1
Net variation	175	91	140	280	558	(115)	(626)	(153)

Balance as of December 31, 2000	18,000	180	2,406	12,671	1,857	880	—	6

Oil and gas sales, net of production costs	(4,010)	(74)	(272)	(3,000)	(374)	(287)	—	(3)
Net variation in selling prices	(7,764)	(32)	(502)	(5,240)	(1,634)	(355)	—	(1)
Net change in taxes and charges	2,855	6	276	1,757	652	162	—	2
Development costs incurred during the year	1,296	43	40	832	278	103	—	—
Purchases/(Sales) of reserves	(245)	—	(647)	(204)	606	—	—	—
Changes in reserve quantities	1,650	37	(93)	1,109	398	199	—	—
Accretion of discount	3,001	15	153	1,602	1,101	128	—	2
Changes in production, development and abandonment costs	(1,024)	(14)	2	(635)	(206)	(171)	—	—
Net variation	(4,241)	(19)	(1,043)	(3,779)	821	(221)	—	—

Balance as of December 31, 2001	13,759	161	1,363	8,892	2,678	659	—	6

Oil and gas sales, net of production costs	(3,365)	(44)	(235)	(2,696)	(387)	(2)	—	(1)
Net variation in selling prices	8,166	(12)	840	6,146	1,159	28	—	5
Net change in taxes and charges	(3,109)	6	(224)	(2,226)	(649)	(16)	—	—
Development costs incurred during the year	1,025	1	54	644	325	1	—	—
Purchases/(Sales) of reserves	(117)	—	—	—	12	(129)	—	—
Changes in reserve quantities	844	(43)	31	591	265	—	—	—
Accretion of discount	(223)	11	118	(139)	263	(471)	—	(5)
Changes in production, development and abandonment costs	(664)	21	(51)	(160)	(460)	(14)	—	—
Net variation	2,557	(60)	533	2,160	528	(603)	—	(1)

Balance as of December 31, 2002	16,316	101	1,896	11,052	3,206	56	—	5

(27)	Differences between Spanish and United States Generally Accepted Accounting Principles and other Required Disclosures

The consolidated financial statements of the REPSOL YPF Group are prepared in accordance with Spanish GAAP, which differ in certain significant respects from U.S. GAAP. These differences are discussed in the following paragraphs.

Back to Contents

Reconciliation of Net Income and Shareholders’ Equity from Spanish GAAP to U.S. GAAP

The following table (“Reconciliation Table”) sets forth the most significant adjustments to consolidated net income and shareholders’ equity that would have been required had U.S. GAAP been applied instead of Spanish GAAP:

		Net Income			Shareholders’ Equity
		For the Years Ended
		December 31,			At December 31,
	Item
	#	2002	2001	2000	2002	2001

	(Millions of Euros)

Amounts per accompanying consolidated financial statements		1,952	1,025	2,429	13,586	14,538
Increase (decrease) due to:
Adjustments to costs of fixed assets:
–Elimination of legal restatements of property, plant and equipment	1	24	51	58	(174)	(340)
– Impairment of oil and gas assets	2	2	9	9	(3)	(5)
– Fixed asset gross up due to tax basis difference	3	(271)	(310)	(237)	1,877	1,963
– Deferred tax liability due to fixed asset gross up	3	271	310	237	(1,877)	(1,963)
Goodwill
– Amortization of goodwill	4.1	—	(23)	(33)	(83)	(101)
– Direct expenses capitalized as goodwill	4.2	—	(2)	(2)	29	29
– Preacquisition contingencies related to YPF	4.3	—	16	(350)	(295)	(295)
– Exchange tender offers	4.4	—	(12)	(5)	228	228
– Reversal of goodwill amortization and impairment of goodwill	4.5	181	—	—	164	—
Revenue recognition (SAB 101)	5	(4)	(29)	(13)	(50)	(89)
Compensation arrangements – stock appreciation rights	6.1	—	—	(7)	—	—
Interest rate swaption	7	—	2	(72)	—	(32)
Start-up costs	8	3	55	(82)	(43)	(54)
Costs related to stock issues	9	38	38	37	(61)	(97)
Acquisition of Enagás	10	—	1	1	—	(21)
Revenues from gas distribution infrastructure	11	—	1	(4)	—	(14)
Translation differences related to disposals	12	7	26	18	—	—
Andina asset swap	13	(1)	107	—	91	107
Derivative instruments and hedging activities	14	76	(24)	—	(266)	(147)
Reversal of involuntary conversion in Argentina	15	129	(137)	—	—	(157)
Pension plan additional minimum liability	16	53	—	—	—	—
Foreign currency exchange gains	17	76	—	—	76	—
Functional currency of YPF	18	(185)	—	—	646	—
US GAAP adjustments of equity investees	19	247	—	—	24	—
Other – Repsol Garantizado and other effects	20	—	(1)	(9)	—	—
Tax effect of the above adjustments and deferred taxation under SFAS 109	21	(97)	(121)	(17)	171	184

Amounts under U.S. GAAP before cumulative effect of a change in accounting principle		2,501	982	1,958	14,040	13,734
Cumulative effect of a change in accounting principle:
Revenue recognition – As of January 1, 2000	5	—	—	(47)	—	—
Derivatives and hedging activities – As of January 1, 2001	14	—	(2)	—	—	(17)
Goodwill impairment, as of January 1, 2002	4.5	(1,215)	—	—	(1,093)	—

Amounts under U.S. GAAP		1,286	980	1,911	12,947	13,717

Back to Contents

Earnings per Share	2002	2001	2000

Income, under U.S. GAAP, before cumulative effect of a change in accounting principle per share	2.05	0.80	1.63

Cumulative effect of a change in accounting principle per share	(1.00)	(0.00)	(0.03)
Net income per share in accordance with U.S. GAAP (*)	1.05	0.80	1.60

(*)	In 2002, 2001 and 2000, the weighted average number of shares outstanding has been 1,221 million, 1,221 million, and 1,198 million, respectively.

Statement of changes in shareholder’s equity	2002	2001

	Millions of Euros
U.S. GAAP shareholders’ equity at January 1	13,717	14,505
Net income for the year	1,286	980
Share issuances	—	—
Interim dividend	(183)	(257)
Supplementary dividend	—	(378)
Accumulated other comprehensive income (loss):
Translation adjustments under Spanish GAAP	(2,721)	(995)
Additional translation adjustments under U.S. GAAP	962	(47)
Minimum pension liability, net of tax	(34)	—
Derivatives and hedging activities, net of tax	(80)	(91)

U.S. GAAP shareholders’ equity at December 31	12,947	13,717

The differences included in the Reconciliation Table above are explained in the following items:

1. Elimination of legal restatements of property, plant, and equipment

As described in Note 2.c.1, the cost and accumulated depreciation of property, plant and equipment have been restated, including the 1996 legal restatement. Under U.S. GAAP, such restatements are not permitted. The adjustments shown in the Reconciliation Table above include a reduction of consolidated shareholders’ equity due to the elimination of these restatements, and an increase in consolidated net income for each year, resulting from the elimination of the depreciation expense on the amount of the restatement recorded under Spanish GAAP. The effect of the tax credit arising from deductibility of future depreciation of the restated assets in 1996 was recorded as income for the year, net of the 3% tax, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes (“SFAS 109”) (see Item 21—“Tax effect of the above adjustments and deferred taxation under SFAS 109” ).

In 2002, amounts included in this adjustment attributable to Gas Natural and CLH have been reclassified to Item 19—“US GAAP adjustments of equity investees,” since these investments are carried by the equity method of accounting under U.S. GAAP in 2002.

2. Impairment of oil and gas assets

In 1998, REPSOL YPF utilized different assumptions in the measurement of long-lived asset (oil and gas properties) impairments for Spanish GAAP and U.S. GAAP. Under Spanish GAAP, REPSOL YPF utilized a risk factor based on historical experience for the estimation of probable reserves, and its incremental borrowing rate as the discount rate. Under U.S. GAAP, REPSOL YPF considered a risk factor based on industry practice, and a discount rate that included a risk premium associated with those assets.

As a consequence of the above, REPSOL YPF recorded, under U.S. GAAP, an additional impairment charge of €41 million (before tax) in the consolidated statements of income in the year ended December 31, 1998. Since 1998 until December 31, 2002, oil prices have experienced a significant increase as compared to 1998, thus making it unnecessary to record further impairment charges related to the recovery of oil and gas properties. For the years ended December 31, 2002, 2001 and 2000, net income should be increased by €2 million,9 million, and €9 million, respectively, as a result of lower depreciation charges, and shareholders’ equity as of December 31, 2002 and 2001 should be decreased by €3 million and €5 million, respectively.

Back to Contents

On January 1, 2002, REPSOL YPF adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (“SFAS 121”) and establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121. Under SFAS No. 144, there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are ranges of cash flows that may be generated by the asset being tested for impairment.

Under Spanish GAAP, and consistent with the impairment model established in SFAS 144, the Company has recorded in 2002 impairment charges totaling €410 million (Note 5). Of this total, €205.6 million relates to an impairment recorded for Mene Grande, an oil field in Venezuela. Such impairment was recorded as a result of a downward revision in the estimate of the proved reserves and a change in Venezuelan regulation in respect of certain hydrocarbons exploration and production assets, which has resulted in an increase of the royalties paid on oil and gas produced in Venezuela. Additionally, REPSOL YPF has recorded an impairment charge of €192.3 million on oil and gas exploration and production assets in Argentina, mainly for the oil field of Aguarague, as a result of internal studies conducted that have revealed a decrease in the proved reserves. The remaining impairment charges relate to other minor oil and gas fields. The fair value of all assets impaired has been determined using a discounted cash flow approach.

Under Spanish GAAP, the above mentioned impairment charges have been recorded as extraordinary items in the accompanying consolidated statement of operations. Under U.S. GAAP, these charges would be included in income from continuing operations. Assets impaired form part of the exploration and production segment.

3. Fixed asset gross up due to tax basis difference and deferred tax liability due to fixed asset gross up

Under U.S. GAAP, a deferred tax liability or asset is recorded in accordance with the requirements of SFAS 109, Accounting for Income Taxes, for differences between the assigned values and the tax basis of the assets and liabilities recognized in a purchase business combination. Spanish GAAP does not require the recognition of deferred income taxes arising from fair value adjustments attributable to a purchase business combination.

The principal such difference relates to oil and gas properties acquired. Recognition of the deferred tax liability on this basis difference increases the financial reporting basis of the oil and gas properties by the same amount.

The adjustment included in the reconciliation above relate mainly to the oil and gas properties of Astra acquired in 1998, those of YPF acquired during 1999, and those of Andina acquired during 2001. Such basis differences are then amortized each year, and decreased for the corresponding portion of impairment charges recorded on these properties under Spanish GAAP.

Accordingly, under U.S. GAAP, REPSOL YPF’s property, plant and equipment (net of accumulated amortization) and deferred tax liability as of December 31, 2002 and 2001 should be increased by €1,877 million and €1,963 million, respectively. Additionally, the effects for the periods ended December 31, 2002, 2001 and 2000 due to additional amortization expense and portion of impairment charges should be a decrease in net income by €271 million, €310 million and €237 million, respectively, and income tax expense for the corresponding periods should be decreased accordingly to reflect this change at the statutory tax rate of 35%.

Certain prior year amounts in this adjustment have been reclassified for comparative purposes in order to report this adjustment together with its related tax effect.

Back to Contents

4. Goodwill

4.1 Amortization of goodwill

Under Spanish GAAP, prior to December 31, 1997 the goodwill arising on business combinations was amortized over its estimated economic life subject to a maximum of 10 years. Under U.S. GAAP, prior to January 1, 2002, REPSOL YPF amortized goodwill over the same estimated economic life.

In 1998, the maximum period permitted for amortization of goodwill under Spanish GAAP increased from 10 to 20 years. Accordingly, REPSOL YPF lengthened the estimated economic life for goodwill arising on certain acquisitions prior to December 31, 1997. For U.S. GAAP, no change was made to the original estimated economic life of the goodwill. As a result of the difference in useful lives, REPSOL YPF recorded under U.S. GAAP an additional expense of €23 million and €33 million during the years ended December 31, 2001 and 2000, respectively. As discussed in Item 4.5—“Reversal of goodwill amortization and goodwill impairment”, existing goodwill is no longer amortizable for U.S. GAAP purposes beginning January 1, 2002. Accordingly, the difference in useful lives of goodwill no longer exists, and no adjustment is recorded to income in 2002. Instead, REPSOL YPF has eliminated all goodwill amortization expense recorded under Spanish GAAP during 2002 in item 4.5 below.

Goodwill arising on business combinations consummated from 1998 is being amortized over its estimated life subject to a maximum of 20 years under Spanish GAAP. For these business combinations, there was no difference between the estimated economic life of goodwill for Spanish GAAP and U.S. GAAP purposes up to December 31, 2001.

4.2 Direct expenses capitalized as goodwill

Under Spanish GAAP, REPSOL YPF charged in 1999 against period income the expenses directly related to the acquisition of YPF shares, including fees and commissions. Under U.S. GAAP, these amounts are part of the cost of acquisition and thus increased the goodwill recorded in the purchase. This adjustment recorded the additional goodwill under U.S. GAAP, which was then amortized on a straight-line basis over a period of 20 years up to January 1, 2002.

Accordingly, under U.S. GAAP, shareholders’ equity was increased by €29 million as of December 31, 2001, and net income was decreased by €2 million for each of the years ended December 31, 2001 and 2000. In 2002, as goodwill is no longer amortizable under U.S. GAAP as discussed in item 4.5—“Reversal of goodwill amortization and goodwill impairment”, there is no effect on net income and the effect in shareholder’s equity remains unchanged.

4.3 Pre-acquisition contingencies related to YPF

During 2000, REPSOL YPF finalized the allocation of the purchase price of YPF to the assets acquired and the liabilities assumed at June 1999. As a result of this process, the goodwill initially recorded increased by €355 million under Spanish GAAP.

Under U.S. GAAP, the period during which pre-acquisition contingencies can be recorded against goodwill may not exceed one year from the consummation of the business combination. A significant part of the adjustments recorded by REPSOL YPF during 2000 were based on relevant information that became known in the second half of 2000. Accordingly, under U.S. GAAP, these adjustments were recorded through net income in 2000, and amortization taken under Spanish GAAP on such goodwill up to December 31, 2001 was reversed in this adjustment. The effect on shareholders’ equity was a decrease of €295 million as of December 31, 2001.

As goodwill is no longer amortizable under U.S. GAAP in 2002 as discussed in item 4.5—“Reversal of goodwill amortization and goodwill impairment”, all goodwill amortization expense recorded in 2002 under Spanish GAAP is reversed in the reconciliation. Such adjustment has been included in item 4.5. Thus, there is no effect on 2002 net income from this adjustment, and the effect on shareholders’ equity remains unchanged from the previous year.

Back to Contents

4.4 Exchange tender offers

In June 2000, REPSOL YPF launched two exchange tender offers, pursuant to which the Group acquired an additional 31.48% stake in Astra CAPSA and an additional 1.16% stake in YPF.

Under Spanish GAAP, these transactions were accounted for as follows: once the number of new shares to be issued was determined in accordance with the corresponding exchange ratios, additional paid-in capital was recorded for the difference between the underlying book value of the acquired interests and the capital increase. Accordingly, the acquisition cost (which consisted of the capital increase plus additional paid-in capital) coincides with the underlying book value of the interests acquired and no significant goodwill arises.

Under U.S. GAAP, the purchase method of accounting would apply to these transactions. Under this method, the excess of the acquisition cost (valued at the market price of the shares issued by REPSOL YPF during a reasonable period before and after the terms of the acquisitions were agreed to and announced) over the fair value of the net assets acquired would be treated as goodwill. Accordingly, under U.S. GAAP, goodwill and shareholders’ equity (paid-in capital) as of December 31, 2001 was increased by €228 million, and net income for the years ended December 31, 2001 and 2000 were decreased by €12 million and €5 million, respectively, to reflect the additional goodwill amortization recorded under US GAAP.

As goodwill is no longer amortizable under U.S. GAAP in 2002 as discussed in item 4.5 – “Reversal of goodwill amortization and goodwill impairment”, there is no effect on 2002 net income and the effect on shareholders’ equity remains unchanged from the previous year.

4.5 Reversal of goodwill amortization and goodwill impairment

Effective January 1, 2002, REPSOL YPF adopted SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142, goodwill is no longer amortized over its estimated useful life, but is instead tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Additionally, goodwill on equity method investments is no longer amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”).

Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. REPSOL YPF does not have intangible assets with indefinite useful lives (see Note 2.b and 4). Assuming no new acquisitions or disposals, REPSOL YPF estimates that the carrying amount of intangible assets as of December 31, 2002 will be amortized on a straight-line basis over the remaining useful lives of the assets. Thus the estimated aggregate amortization expense for each of the five succeeding fiscal years is €101 million.

REPSOL YPF has performed the transitional goodwill impairment test required by SFAS No. 142 as of January 1, 2002 and the annual goodwill impairment test as of December 31, 2002. As a result of these analyses, REPSOL YPF has determined that an impairment loss of €1,215 million (reported as a cumulative effect of a change in accounting principle) is necessary to reduce the US GAAP carrying value of the goodwill assigned to the Refining, LPG, Chemicals and Natural Gas and Electricity reporting units as of January 1, 2002. The analysis of the annual goodwill impairment test did not result in any impairment loss on goodwill as of December 31, 2002. The fair value of the reporting units for which goodwill has been assigned was determined based on income and market approaches. The income approach used considered both the traditional cash flow and the expected cash flow methods. The market approach considered examination of transactions of comparable enterprises. Goodwill in each reporting unit will be tested for impairment as of December 31 of every year.

As a result, the application of this Standard has consisted of the recognition of the impairment mentioned above and of the elimination under U.S. GAAP of all goodwill amortization recorded in 2002 under Spanish GAAP for consolidated entities and entities carried by the equity method (see Note 7). Accordingly, net income for the year ended December 31, 2002 should be decreased by €1,034 million (of which €1,215 million represents the cumulative effect of a change in accounting principle) and shareholders’ equity as of December 31, 2002 should be decreased by €929 million (of which €1,093 million represents the cumulative effect of a change in accounting principle).

Back to Contents

The changes in the carrying amount of goodwill arising on entities fully consolidated, under U.S. GAAP, for the year ended December 31, 2002 are as follows:

Changes in the amount of Goodwill – US GAAP	Exploration and Production	Refining and Marketing	Chemicals	Natural Gas and Electricity	Total

Balance as of January 1, 2002	1,826	1,506	252	250	3,834
Goodwill impairment at transition	—	(909)	(237)	(69)	(1,215)
Variations in scope of consolidation	—	—	—	(177)	(177)
Translation differences	(278)	(134)	(15)	(4)	(431)
Other movements	(3)	(8)	—	—	(11)

Balance as of December 31, 2002	1,545	455	—	—	2,000

The pro forma effect of applying SFAS 142 for the periods presented is as follows:

	For the Year Ended December 31,

	2001	2000

Reported net income under U.S. GAAP	980	1,911
Add back: Goodwill amortization Spanish GAAP	323	270
Add back: Amortization on additional US GAAP goodwill	21	40

Adjusted net income under U.S. GAAP	1,324	2,221

Net income per share, under U.S. GAAP	1.08	1.85

5. Revenue recognition (SAB 101)

Under Spanish GAAP, certain up-front non-refundable fees paid by clients in relation to natural gas and liquefied petroleum gas (LPG) supply contracts are recorded as period income.

Under U.S. GAAP, pursuant to the provisions of SAB No. 101, Revenue Recognition in Financial Statements, when such up-front fees do not relate to products delivered or services rendered that represent the culmination of a separate earnings process, the revenue should be deferred over the expected period of performance.

Up to December 31, 2001, part of this adjustment included the effect of deferring the up-front fees charged by Gas Natural to its clients. In 2002, as the investment in Gas Natural should be carried under the equity method under U.S. GAAP, the portion relating to the deferral of natural gas up-front fees has been reclassified to item 19 – “U.S. GAAP adjustments of equity investees”.

Accordingly, under U.S. GAAP REPSOL YPF should record a charge to net income of €4 million, €29 million, and €60 million (of which €47 million corresponds to the cumulative effect of the change as of January 1, 2000) for the years ended December 31, 2002, 2001, and 2000, respectively. The effect of deferring such up-front fees on shareholders’ equity results in a decrease of €50 million and €89 million as of December 31, 2002 and 2001, respectively.

6. Compensation arrangements: stock appreciation rights

6.1 Medium Term Incentive 1998

REPSOL YPF’s Compensation and Senior Management Development Committee approved a selected compensation arrangement for senior executives in 1998, and for members of the Board of Directors in 1999, based on the increase in REPSOL YPF’s share price.

Under Spanish GAAP, in order to cover these disbursements, REPSOL YPF arranged purchase options (“calls”) to hedge this plan. The net premium paid was amortized by the straight-line method over three years. In 2000, an amount of €1.92 million was recorded in personnel expenses in the consolidated statements of income. No other amounts related to this plan were recorded under Spanish GAAP because the call options were viewed as an economic hedge of the amounts payable to the executives.

Back to Contents

Under U.S. GAAP, in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), this arrangement is treated as a compensatory variable plan. The compensation cost is measured as the excess of the quoted market price at each balance sheet date over the exercise price. Therefore, as of December 31, 2000, based on a comparable (adjusted for the 3-for-1 stock split which took place in April 1999) quoted market price of €17.02 per share, compensation cost would represent an amount of €5.4 million, of which €7.1 million would correspond to period income.

Additionally, under U.S. GAAP, these call options were marked to market through earnings. A valuation based on the Black-Scholes Model as of December 31, 2000 resulted in a fair value of €5.2 million, which would represent an interest expense of €15.8 million (before tax).

Accordingly, the differences between Spanish GAAP and U.S. GAAP related to this plan represented a decrease in net income of €7 million for the year ended December 31, 2000.

6.2 Medium and Long Term Incentive

Since 2000, REPSOL YPF’s Compensation and Senior Management Development Committee have been implementing medium and long term incentive plans (see Note 23), based on the increase in REPSOL YPF’s share price.

Under Spanish GAAP, REPSOL YPF has recorded the corresponding compensation cost as the excess of the market price over the reference price of the incentive allocated linearly pro-rata in the period of the plan.

Under U.S. GAAP, in accordance with APB 25, this arrangement is treated as a compensatory variable plan. The compensation cost is measured as the excess of the quoted market price at each balance sheet date over the exercise price.

In addition, under Spanish GAAP, in order to cover these disbursements REPSOL YPF arranged purchase options (“calls”) to hedge these plans. As of December 31, 2002 REPSOL YPF recorded these calls on the basis of their fair value (see Note 23), since it represented a loss at that date.

Under US GAAP, in accordance with EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, since these calls are contracts that require net-cash settlement and are classified as liabilities, they should be measured at fair value, with changes in fair value reported in earnings. In addition, these calls have not been assigned as effective hedges under U.S. GAAP.

Accordingly, as of December 31, 2002, 2001 and 2000, there are no significant differences between Spanish and U.S. GAAP in the accounting treatment followed in respect of the medium and long term incentive plans.

6.3 Medium Term Incentive of Gas Natural

During December 2000 and 2001, the Board of Directors of Gas Natural approved two medium term incentive plans (see Note 23), based on the increase in Gas Natural’s share price. In order to cover the disbursements that might have to be made, Gas Natural has purchased call options on its own shares, which will be settled on maturity.

Under Spanish GAAP, REPSOL YPF has recorded in personnel expenses, in the consolidated statements of income, the premium paid for the options.

As already explained, under U.S. GAAP (APB 25), this arrangement is treated as a compensatory variable plan. The compensation cost would be measured as the excess of the quoted market price at each balance sheet date over the exercise price, and the call options would be marked to market through earnings. As of December 31, 2002, 2001, and 2000, the differences between the accounting treatment under Spanish GAAP and U.S. GAAP are not significant.

Back to Contents

7. Interest rate swaption

As described in Note 23, REPSOL YPF wrote an option on an interest rate swap (swaption) which reflected the call option embedded within the US$ 725 million of preferred shares issued in 1997 by Repsol International Capital, a subsidiary of Repsol International Finance B.V. Under Spanish GAAP, the premium received had been recorded as deferred income (Note 13) and was being amortized to income on a straight-line basis over the term of the swaption.

Under U.S. GAAP, written options must be marked-to-market, with the movement in the mark-to-market valuation recorded in the consolidated statements of income. Accordingly, had U.S. GAAP been applied, net income for the years ended December 31, 2001 and 2000 should be increased/(decreased) by €2 million and €(72) million, respectively.

In October and November of 2002, the purchasers of the written options exercised their right to enter into the interest rate swap agreement (Note 23). As a result, under Spanish GAAP, REPSOL YPF assigned this swap to hedge the cash flow generated by the issue of preferred shares and recorded a liability, which reflected the mark-to-market of the swap as of the date of commencement of the hedge, net of the amount of unamortized premium.

Under U.S. GAAP, the interest rate swap entered into as a result of exercising the option has to be recorded at fair value at the balance sheet date in accordance with SFAS No. 133, Derivatives and Hedging Activities (“SFAS 133”). As such, this adjustment is included in item 14—“Derivative instruments and hedging activities” for the year ended December 31, 2002 as “other derivatives contracts”, since the hedge assignation under Spanish GAAP in not permissible under U.S. GAAP, due to the fact that the preferred shares are classified as minority interest in a consolidated subsidiary.

8. Start-up costs

Under Spanish GAAP, REPSOL YPF capitalizes certain start-up costs and other deferred charges (Note 8) and amortizes them over a period of five to seven years.

Under U.S. GAAP, Statement of Position (“SOP”) No. 98-5, Reporting on the Costs of Start-Up Activities, requires the costs of start-up activities and organization costs to be expensed as incurred.

Accordingly, under U.S. GAAP net income for the years ended December 31, 2002, 2001 and 2000, should be increased/(decreased) by €3 million, €55 million, and €(82) million, respectively.

9. Costs related to stock issues

Under Spanish GAAP, REPSOL YPF capitalized the direct expenses relating to the two capital stock issues carried out during 1999 (see Note 3) and is amortizing such costs over five years. Under U.S. GAAP, direct costs related to the issuance of capital stock must be deducted from the proceeds of the new capital.

As a result of this difference, under U.S. GAAP, net income for the years ended December 31, 2002, 2001 and 2000 should be increased by €38 million, €38 million and €37 million, respectively, and shareholders’ equity should be reduced by €61 million and €97 million as of December 31, 2002 and 2001, respectively.

10. Acquisition of Enagás

When Gas Natural (a 24.04% and 47.04% owned subsidiary of REPSOL YPF as of December 31, 2002 and 2001, respectively) acquired its original 91% interest in Enagás, it was granted an option to purchase the remaining 9% of Enagás at a fixed price. Accordingly, following the original acquisition, Gas Natural recorded a minority interest of 9% with respect to Enagás in its consolidated income statement. Under Spanish GAAP, when Gas Natural finally exercised its option to acquire the remaining 9% of Enagás in 1998, it recorded negative goodwill and released to income, as of that date, the amount that REPSOL YPF would have realized if it had acquired the 9% interest at the same date as the original 91% stake.

Back to Contents

Under U.S. GAAP, the exercise of this option would be treated as the acquisition of a minority interest pursuant to APB Opinion No.16, Business Combinations. As a result, the negative goodwill arising from the difference between the amount paid and the carrying value of the minority interest would be allocated to property, plant and equipment and recorded at the date that the option was exercised.

In 2002, REPSOL YPF sold 23% of its participation in Gas Natural (thereby reducing its holding in Gas Natural to 24.04%), and thus the investment should be accounted for under the equity method under U.S. GAAP (see item 19—“U.S. GAAP adjustments of equity investees”). As a result, the U.S. GAAP adjustments from Gas Natural are being presented as a separate line item in the U.S. GAAP reconciliation. Therefore, the effect of this adjustment in 2002 has been reclassified to item 19—“U.S. GAAP adjustments of equity investees”.

11. Revenues from gas distribution infrastructure

Under Spanish GAAP, Gas Natural has recorded as income for the period the value of gas distribution branches and infrastructure transferred to it by its customers free of charge.

Under U.S. GAAP, the corresponding amounts would be accounted for as deferred revenues, which would be credited to income according to the useful life of the assets to which they relate. Up to December 31, 2001, the effect of this deferral was included in this adjustment. Net income for the years ended December 31, 2001 and 2000 should be increased/(decreased) by €1 million and €(4) million, respectively, and shareholders’ equity as of December 31, 2001 should be decreased by €14 million. The effect of this adjustment for 2002 has been recorded in item 19—“U.S. GAAP adjustments of equity investees”, as Gas Natural should be accounted for under the equity method under U.S. GAAP.

12. Translation differences related to disposals

During 2002, 2001 and 2000, the REPSOL YPF Group sold its participation in some foreign affiliates. Under Spanish GAAP, the accumulated translation differences related from foreign affiliates which are disposed of are reclassified from translation differences to reserves.

Under U.S. GAAP, upon sale of the investment in a foreign entity, the amount attributable to that entity and accumulated in “Translation differences” must be removed from this caption and must be reported as part of the gain or loss on sale or liquidation of the investment, in accordance with SFAS No. 52, Foreign Currency Translation (“SFAS 52”). As a result of this difference, under U.S. GAAP, net income for the years ended December 31, 2002, 2001 and 2000, should be increased by €7 million, €26 million and €18 million, respectively. There is no effect on shareholders’ equity.

In addition, due to sale of its participation in Gas Natural (see Note 1.d.2), a portion of the accumulated translation differences related to foreign affiliates of Gas Natural has been removed from this caption and reported as part of the gain or loss on sale of this investment. The effect of this adjustment for 2002 has been recorded in item 19—“U.S. GAAP adjustments of equity investees”, as Gas Natural should be accounted for under the equity method under U.S. GAAP.

13. Andina Asset Swap

On February 15, 2001, YPF entered into an asset swap agreement with Pecom Energía S.A. (“Pecom”) whereby YPF received an additional 20.25% stake in Empresa Petrolera Andina (“Andina”) and 50% in the areas Manantiales Behr and Restinga Alí, and in return transferred to Pecom its participation in the areas Santa Cruz I (30%), and Santa Cruz II (62.2%) and other minor assets. At the same time, YPF also acquired from Pluspetrol Resources an additional stake in Andina of 9.5% for €154 million ($142 million), resulting in a total participation by YPF in Andina of 50% at December 31, 2001. The total value of the net assets exchanged in these transactions was $435 million. (Note 1.d.4)

Under Spanish GAAP, the transaction was recorded at the book value of the assets exchanged, and thus no gain or loss was recognized on the transaction. Under U.S. GAAP, the transaction should be recorded at the fair value of the assets received or transferred (whichever is more readily determinable) in accordance with APB Opinion No. 29, Accounting for Non-monetary Transactions, as interpreted by Emerging Issues

Back to Contents

Task Force (“EITF”) No. 01-02, Interpretations of APB Opinion No. 29. As a result, a gain of €107 million was recorded under U.S. GAAP for this transaction in the year ended December 31, 2001. The effect on net income and shareholders’ equity as of December 31, 2002 was €(1) million and €91 million, respectively, as a result of the higher financial reporting basis of the properties acquired and thus higher amortization charges recorded under U.S. GAAP.

14. Derivative instruments and hedging activities

Under U.S. GAAP, REPSOL YPF adopted, effective January 1, 2001, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives) and for hedging activities. SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The difference between a derivative’s previous carrying amount and its fair value as of January 1, 2001 shall be reported as a transition adjustment in net income or other comprehensive income (“OCI”), as appropriate, as the cumulative effect of a change in accounting principle. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCI and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges shall be reported in earnings.

Upon adoption of SFAS 133 on January 1, 2001, REPSOL YPF designated all its hedging relationships anew. The adoption resulted in a pre-tax reduction to income of €2 million and a pre-tax reduction to OCI of €14.2 million. For the amounts classified as OCI, €1.6 million related to the effective portion of cash flow hedges, the total of which were reclassified into earnings during 2001; and €12.6 million related to the effective portion of net investment hedges. The pro forma effect of this change in accounting principle for the year ended December 31, 2000 would be the following:

2000

Millions of Euros, except per share amounts
Historical U.S. GAAP amounts
Net income for the year ended December 31,	1,911
Net income per ADS or share	1.60

Pro forma U.S. GAAP amounts
Net income for the year ended December 31,	1,909
Net income per ADS or share	1.59

Back to Contents

The adjustments recorded in order to apply SFAS No. 133 for the period ended December 31, 2002 and 2001, net of minority interest, are set forth below:

	Net Income		Shareholders’ Equity

	For the Years Ended December 31,		At December 31,

	2002	2001	2002	2001

	Millions of Euros
Derivatives instruments not qualified as net investment hedge in U.S. GAAP	143	—	(7)	—
Adjustment to record net investment hedge instruments at their fair value	—	—	(137)	(119)
Recognition of embedded derivatives at fair value	(69)	(31)	(88)	(31)
Recognition of others derivatives at fair value	2	7	(34)	3

Total effect of adjustments to apply SFAS No. 133	76	(24)	(266)	(147)

Fair Value Hedges

As part of its overall risk management strategy, REPSOL YPF uses derivatives to convert its fixed-rate notes into variable-rate debt, and uses some swap and forward contracts on products to hedge against variations in product price of firm commitments. These derivatives are typically designated as fair value hedges, to manage the interest rate risk and price risk on firm commitments, respectively. Under Spanish GAAP, those derivatives designated as fair value hedges are not recorded at fair value and the respective recorded hedged item, including hedged firm commitments, is recorded taking into consideration the characteristics of the hedging instrument. Under U.S. GAAP, all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Additionally, those hedging relationships that are designated as fair value hedges under U.S. GAAP, including firm commitments, have their respective hedged items recorded at fai r value and all hedging ineffectiveness is included in earnings.

For the years ended December 31, 2002 and 2001, the Company’s subsidiary, YPF, has entered into a limited number of fair value hedges to protect the fair value of certain forward oil sales contracts (Note 23) from the variability caused by the fluctuations in crude oil prices. The Company had no material ineffectiveness recorded in earnings during those years. REPSOL YPF does not exclude any components of the derivative gains and losses from the assessment of hedge effectiveness.

Net Investment Hedges

REPSOL YPF’s policy is to attempt to finance its activities in the functional currencies of its foreign investments in order to hedge its foreign currency exposure. This policy is implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide an equivalent effect of a foreign currency loan, thereby reducing the exchange risk.

For the year ended December 31, 2002 and 2001, approximately €1,482 million and €(809.2) million, respectively, of net gains (losses) related to non-derivative instruments and derivative instruments used as net investment hedges with the U.S. dollar as the functional currency were included as a cumulative translation adjustment in the consolidated statements of comprehensive income. These net gains or losses principally offset the net gains (losses) recorded on the respective net investments in foreign currencies being hedged. The hedge instruments used by REPSOL YPF did not result in any ineffectiveness since their notional amounts were less than or equal to the net investment being hedged as of the beginning of each quarter, and the currencies of the hedging instrument and hedged item were the same.

Those derivatives that did not qualify under U.S. GAAP as a net investment hedge instrument have been recorded as other derivatives with effects in earnings.

The breakdown of the hedging instruments, their recorded amounts and the amount accounted under the Cumulative Translation Adjustment caption are as follows:

Back to Contents

	Derivative Instrument

	Loans	Interest Rate Swaps	Total

	Millions of Euros
Recorded amount as of December 31, 2001	4,212	9,196	13,408
Impact in cumulative translation adjustment as of December 31, 2001	(277)	(532)	(809)
Recorded amount as of December 31, 2002	3,378	2,758	6,136
Impact in cumulative translation adjustment as of December 31, 2002	772	710	1,482

Cash Flow Hedges

A portion of REPSOL YPF’s subsidiary’s (Gas Natural) expected product purchases are denominated in foreign currency. Gas Natural uses foreign currency forward exchange contracts that expire in less than twelve months to hedge against the effect that fluctuation in exchange rates may have on cash flows associated with these purchases. In addition, Gas Natural has purchased cash-settled call options indexed to its own stock, that expire within less than four years, to hedge the exposure to variability in expected future cash flows attributable to changes in its stock price that arises in nonvested stock appreciation rights. The time value of the purchased call options is excluded from the assessment of hedge effectiveness.

Furthermore, REPSOL YPF under Spanish GAAP, has entered into a limited number of transactions, primarily swap contracts on products, in order to hedge against the variability in cash flow due to crude oil prices and currency rates of forecasted transactions. Since these transactions were not designated as cash flow hedges under U.S. GAAP, the related derivative was treated as “other derivative instruments”.

For the years ended December 31, 2002 and 2001, REPSOL YPF had no material ineffectiveness recorded in earnings relating to cash flow hedges, including the time value of options contracts. All components of each derivative’s gain or loss were included in the assessment of hedges effectiveness, except the time value of option contracts. The effect of this adjustment for 2002 relating to Gas Natural has been recorded in item 19—“U.S. GAAP adjustments of equity investees”, as this investee should be accounted for under the equity method under U.S. GAAP.

Under U.S. GAAP, all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Additionally, those hedging relationships which are designated as cash flow hedges under U.S. GAAP have their respective effective portion of the gain or loss recorded in other comprehensive income until it is necessary to be adjusted against net income in order to offset the respective change in expected future cash flows on the hedged transaction. All of the ineffective portion and excluded component of the derivative instruments is included in earnings.

As of December 31, 2001 the total amount to be reclassified into earnings during the next 12 months was not material. As of December 31, 2002 REPSOL YPF did not have any derivative assigned as a cash flow hedge under U.S. GAAP.

Embedded Derivatives

REPSOL YPF has entered into various contracts which may contain “embedded” derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument and which, according to the requirements of SFAS 133, need to be bifurcated from the host contract and accounted for as a derivative instrument. REPSOL YPF has assessed the existence of potential embedded derivatives contained in its contracts entered into or substantively modified since January 1, 1999. Embedded derivatives in contracts not designated as a hedge instrument that required bifurcation were recorded at their fair value, and their impact on net income for the years ended December 31, 2002 and 2001 was a loss of €69 million and €31.5 million, net of minority interest, respectively.

Back to Contents

Other Derivative Contracts

REPSOL YPF holds various interest rate, foreign exchange and commodity derivative instruments, which were not formally designated under SFAS 133 for the application of hedge accounting. The purpose of entering into these derivative contracts is to provide REPSOL YPF with economic hedges of market risk exposures.

REPSOL YPF enters into other hedging contracts used primarily to mitigate the effects of crude oil price fluctuations for a portion of the future years’ purchase transactions, as well as crude oil price options intended to hedge long-term crude oil sales contract, and crude oil price swaps and other instruments used to mitigate crude oil price risks. The purpose of entering into these derivative contracts is to provide REPSOL YPF with economic hedges of exposed risks. REPSOL YPF has decided not to formally designate these contracts as hedges of specific assets, liabilities, firm commitments or anticipated transactions under the provisions of SFAS 133.

Under Spanish GAAP these derivatives are recorded at the lower of cost or market value. Under U.S. GAAP all derivatives not designated as certain hedges are recorded on the balance sheet at fair value with all changes in fair value being recorded as a component of income from continuing operations during the period that such contracts remain outstanding.

In the normal course of operations REPSOL YPF is involved in energy trading and risk management activities as defined by EITF Issue No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities, as superseded by EITF Issue No. 02-03, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities (“EITF 02-03”). EITF 02-03 requires that all contracts entered into for trading purposes by an entity involved in such activities (energy trading contracts) and contracts considered to be derivatives pursuant to Statement 133 should be measured at fair value and recorded in the consolidated balance sheet with gains and losses included in current earnings. Gains and losses on energy trading contracts and contracts considered to be derivatives pursuant to Statement 133 are classified as other income or other expense. EITF 02-03 applies to all energy trading contracts and not just those that meet the definition of a derivative.

As of December 31, 2002 and 2001, REPSOL YPF did not have any open energy trading contracts that pursuant to EITF No. 02-03 should be marked to market.

Derivative instruments are reported on a net-by-counterparty basis on the consolidated balance sheet when management believes a legal right of setoff exists under an enforceable netting agreement. The approximate fair value of these other derivatives used as economic hedges, but not designated under SFAS 133 as a hedge instrument, is set forth below:

	December 31, 2002		December 31, 2001

	Assets	Liabilities	Assets	Liabilities

	Millions of Euros
Interest rate collar	72.5	—	4.7	—
Future contracts on products	0.3	—	1.8	0.1
Swap contracts on products	2.5	—	—	1.3
Interest rate swap	—	192.9	—	—
Others	428.6	—	8.5	5.5

15. Involuntary conversion in Argentina

On February 3, 2002, the Argentine government issued a decree that (1) eliminated the fixed exchange rate; (2) established one free floating exchange rate for the Argentine peso; and (3) required U.S. dollar-denominated obligations to be converted to peso-denominated obligations using mandated conversion rates, depending on the type of obligation. The market for the floating exchange rate opened on January 11, 2002.

Under the Spanish GAAP principle of prudence, and in accordance with the requirements of the the Spanish Accounting and Audit Institute (ICAC), as explained in note 1.d.1, those U.S. dollar-functional entities with U.S. dollar-denominated payables or receivables that were involuntarily converted to pesos by the emergency order on February 3, 2002 had the effects of this conversion recorded on during the year ended December 31, 2001. Under Spanish GAAP this event was considered a subsequent event that occurred after year-end but confirmed a condition that existed prior to year-end, therefore requiring that the year-end financial statements be adjusted to reflect the most current information about this loss. Under U.S. GAAP the effects of this conversion was considered an event occurring after the balance-sheet date that were indicative of conditions that did not exist at the balance-sheet date, since at such date there was not any indication of such pesification of assets and liabilities. As such, the net income for the years ended December 31, 2002 and 2001 should be increased/(decreased) by €129 million, and €(137) million, respectively.

Back to Contents

16. Pension plan additional minimum liability

As displayed in the “Additional Disclosures” section of this note, YPF has a non-contributory defined benefit pension plan with an accumulated benefit obligation (“ABO”) in excess of the fair value of plan assets. According to SFAS No. 87, Employer’s Accounting for Pensions (“SFAS 87”), if the ABO exceeds the fair value of plan assets, the employer shall recognize in the consolidated balance sheet a liability that is at least equal to the unfunded ABO. Recognition of an additional minimum liability is required if an unfunded ABO exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost is less than the unfunded ABO, or (c) no accrued or prepaid pension cost has been recognized.

Under Spanish GAAP, the Company has recorded the additional minimum liability referred to above against an expense account in the consolidated statement of operations for the year ended December 31, 2002. Under U.S. GAAP, the same liability is required, but its offsetting debit is recorded as a component of other comprehensive income. As such, net income for the year ended December 31, 2002 is increased by €53 million, with no effect on shareholder’s equity as of December 31, 2002.

17. Foreign currency exchange gains

During the year ended December 31, 2002, REPSOL YPF has included unrealized foreign currency exchange gains in deferred revenues under Spanish GAAP, which for U.S. GAAP purposes, would be recorded to income as incurred. As such, net income for the year ended December 31, 2002 should be increased by €76 million.

18. Functional currency of YPF

As explained in note 1.d.1, under Spanish GAAP, REPSOL YPF considered some components of its operating segments in Argentina to have as their functional currency the Argentine Peso. Under U.S. GAAP, REPSOL YPF performed an analysis of its subsidiary, YPF, as an entire entity and considered the U.S. dollar as the functional currency of that subsidiary to be consistent with the U.S. GAAP figures of this subsidiary. As such, an adjustment under U.S. GAAP is included in order to record YPF as a whole using the U.S. dollar as its functional currency.

19. U.S. GAAP adjustments of equity investees

As disclosed in Note 1.d.2, REPSOL YPF reduced its holding in Gas Natural from 47.04% to 24.04% on May 23, 2002. As such, REPSOL YPF changed its method of accounting for Gas Natural under Spanish GAAP from the global integration method to the proportional integration method from May 2002. For U.S. GAAP purposes, Gas Natural (a significant subsidiary of REPSOL YPF) would be deconsolidated and accounted for under the equity method from such date (see item Classification differences and other – Proportional Integration in this Note). In addition, as disclosed in Note 1.d.3, REPSOL YPF reduced in 2002 its holding in CLH from 59.62% to 31.03%. As such, the related gain on disposal of these shareholdings recorded under Spanish GAAP should be increased by €120 million to reflect the different carrying amounts under Spanish GAAP and U.S. GAAP, which has been included within this adjustment.

In addition, for 2002, this reconciling item includes the U.S. GAAP adjustments to the net income and shareholders’ equity of investments that would be accounted for under the equity method of accounting pursuant to APB 18, mainly resulting from Gas Natural and CLH. U.S. GAAP adjustments attributable to Gas Natural and CLH in prior years were included in the appropriate line items by adjustment concept, as these companies were fully consolidated. The applicable U.S. GAAP adjustments to these equity investees refer to similar concepts as REPSOL YPF’s U.S. GAAP adjustments. The effect of these adjustments on net income totaled €60 million for the year ended December 31, 2002.

Back to Contents

Furthermore, this adjustment includes the reversal of equity goodwill amortization (Note 7), in accordance with SFAS 142, which represented an increase in net income for the year ended December 31, 2002 of €119 million, as well as the inclusion in net income of translation differences related to disposals, which represented a decrease in 2002 net income of €52 million. See item 4.5 – “Reversal of goodwill amortization and goodwill impairment” and item 12 – “Translation differences related to disposals”.

20. Others – Repsol Garantizado and other effects

In the July 1999 share issuances of REPSOL YPF, the Group employees resident in Spain were offered two products (the Repsol Garantizado schemes) under which the employee was hedged during a three-year period against a possible decline in the market value of his shares below the initial level. The accounting treatment under Spanish GAAP of these products is described in Note 23. The Repsol Garantizado schemes have expired and have been fully liquidated in July 2002.

Under U.S. GAAP, the Repsol Garantizado schemes were considered a compensatory variable plan. Pursuant to the provisions of APB 25, the compensation cost would be measured as the difference between the initial reference price and the quoted market price at each balance sheet date, taking into consideration the hedging premiums received by REPSOL YPF from the employees. The compensation cost for the years ended December 31, 2001 and 2000 amounted to €6 million and €14 million, respectively.

Additionally, the forward sale contracts that REPSOL YPF entered into (see Note 23) would be marked to market through earnings. The mark-to-market of the forward contracts which remained open at each year-end plus the net accumulated effect on contracts settled as of December 31, 2001 and 2000 amounted to €7 million and €12 million, respectively.

Accordingly, under U.S. GAAP net income for the years ended December 31, 2001 and 2000 should be (decreased)/increased by €(1) million, and €1 million, respectively. No adjustment has been recorded in 2002, as the plans have expired and have been fully settled (Note 23). This adjustment has been recorded together with other immaterial effects as other adjustments in the Reconciliation Table.

21. Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS No. 109

The accounting rules that are applicable under Spanish GAAP in relation to the recording of income taxes differ from those under U.S. GAAP with respect to when deferred tax assets and liabilities are recognized and, secondly, in the disclosures required.

The principal differences between REPSOL YPF’s accounting policy for deferred tax accounting and U.S. GAAP (SFAS 109) are:

•
under Spanish GAAP, deferred tax assets arising from tax loss carryforwards are recognized only when their future realization is assured “beyond any reasonable doubt”, as opposed to when realization is “more likely than not” under U.S. GAAP.

•
under Spanish GAAP, deductible temporary differences that are expected to reverse in more than 10 years from the balance sheet date are not recorded as deferred tax assets. U.S. GAAP requires deferred taxes to be provided for all temporary differences between financial reporting and tax bases of assets and liabilities.

In addition tax effects are computed on the differences arising from taxable adjustments to U.S. GAAP, since they are considered to be temporary differences to be accounted for under SFAS No. 109.

Back to Contents

The following is a reconciliation of the income tax provision under Spanish GAAP to that under U.S. GAAP:

	2002	2001	2000

	Millions of Euros
Income tax provision under Spanish GAAP	564	988	1,408
Tax effect of U.S. GAAP adjustments and deferred taxationunder SFAS 109(1)	(97)	(121)	(17)

Income tax provisions under U.S. GAAP	467	867	1,391

(1)	A disclosure of deferred taxes under U.S. GAAP is included in this Item.

Deferred tax assets and liabilities as of December 31, 2002 and 2001 were as follows:

	2002		2001

	Deferred Taxes		Deferred Taxes

	Assets	Liabilities	Assets	Liabilities

	Millions of Euros
Balance under Spanish GAAP (Note 15):
Current	81	—	25	—
Noncurrent	535	503	669	516

	616	503	694	516

Adjustments under U.S. GAAP(1)
Derivatives and hedging activities	68	—	—	35
1996 Legal restatement of fixed assets	4	—	83	—
Functional currency of YPF	65	—	—	—
Costs related to stock issues	21	—	34	—
Revenue recognition	44	—	42	—
Foreign currency exchange gains	—	27	—	—
Other deferred taxes	43	47	49	—

Net deferred taxes under U.S. GAAP	861	577	902	551

(1)	Noncurrent

The reconciliation of the above differences between the amounts under Spanish GAAP and U.S. GAAP to the U.S. GAAP shareholders’ equity adjustment included in the Reconciliation Table above is as follows:

	2002	2001

	Millions of Euros
Net total adjustments to U.S. GAAP per the foregoing table	171	173
Minority interest effect	—	11

Net total U.S. adjustment to shareholders’ equity(a)	171	184

(a)	As set forth in the Reconciliation Table above.

Back to Contents

The deferred tax assets arose mainly from:

	2002	2001

	Millions of Euros
Provisions for internal pension allowances which, under Spanish tax regulations, are not tax-deductible until effectively paid or contributed to an external pension fund	11	48
Provisions for personnel restructuring plans, which become tax-deductible when they are effectively paid	19	28
Accounting basis for bad debt reserves in excess of tax basis	81	25
Tax basis for depreciation of property in excess of accounting basis	42	50
Tax loss carryforwards(1)	324	224
Functional currency of YPF	65	—
1996 Legal restatement of fixed assets	4	83
Costs related to stock issues	21	34
Revenue recognition	44	42
Derivatives and hedging activities	68	—
Other provisions	65	173
Other deferred tax assets	117	195

	861	902

(1)	Due to specific tax regulations for most of the companies qualifying for tax loss carryforwards, there is no time limit for their utilization.

The deferred tax liabilities arose mainly from:

	2002	2001

	Millions of Euros
Accounting basis for depreciation of property in excess of tax basis	210	287
Tax basis for financial expenses in excess of accounting basis as a consequence of hedging operations	59	58
Deferred taxes arising from re-investment of profits in new tangible assets	62	14
Foreign currency exchange gains	27	—
Other deferred tax liabilities	219	192

	577	551

Additional Disclosures Required Under U.S. GAAP

Management Estimates

The preparation of financial statements in conformity with Spanish GAAP as well as the additional note on differences between Spanish GAAP and U.S. GAAP and other required disclosures (see Note 27) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pensions and Other Post-retirement Benefit Plans

Except for the accounting treatment of the additional minimum liability discussed in item 16—“Pension plan additional minimum liability,” REPSOL YPF’s accounting policy for pension and other postretirement benefit plans has been compliant with SFAS 87 and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, since 1992 (see Note 2.l). The following disclosures have been prepared according to the requirements established by SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits.

Back to Contents

CLH and Gas Natural Plans

Approximately 27 active employees working for Gas Natural (REPSOL YPF’s consolidated subsidiary as of December 31, 2001 and 2000 and equity investee as of December 31, 2002—see Note 1.d.2) as of December 31, 2001 are covered under defined benefit pension plans. Depending on the group of employees, the defined benefits are based either on a lump-sum payment at retirement age representing either 14 months or 60 months of salary, or an annual pension based on 100% of salary at retirement date.

Most of the defined benefit obligation is unfunded. For accounting purposes, net periodic pension costs are determined using the projected unit credit method.

The following is a reconciliation of beginning and ending balances of the benefit obligation:

Change in benefit obligation	2001	2000

	Millions of Euros
Projected Benefit Obligation at beginning of year	18	171
Service cost	—	1
Interest cost	1	6
Actuarial loss	(15)	(11)
Benefits paid	—	(20)
Settlements(1)	—	(125)

Projected Benefit Obligation at end of year	4	22

(1)	In 2000, Gas Natural SDG and CLH have purchased annuity contracts in order to settle their pension obligations with active and retired employees (see Note 2.l).

The components of net periodic benefit cost for 2001 and 2000 are as follows:

Components of net periodic benefit cost	2001	2000

	Millions of Euros
Service cost	—	1
Interest cost	1	3

Net periodic defined benefit pension cost	1	4
Net periodic defined contribution pension cost and similar obligations	6	8

Total cost of pension plans and similar obligations (Note 2.l)	7	12

In 2000, CLH (REPSOL YPF’s consolidated subsidiary as of December 31, 2001 and 2000 and equity investee as of December 31, 2002—see Note 1.d.3) has externalized all its pension commitments.

Under U.S. GAAP, the charge to the “Interest Expense” caption referred to in Note 2.l would be classified under the “Personnel Expenses” caption of the consolidated statements of income. This classification difference has no impact on net income.

The following is a reconciliation of the accrued pension costs and the projected benefit obligations:

	2001	2000

	Millions of Euros
Projected benefit obligation	4	22
Unrecognized net (gain)/loss	—	—

Accrued pension cost	4	22

Back to Contents

The following actuarial assumptions were used in 2001 and 2000:

	2001	2000

Discount rate	5%	5%
Salary increase rate	2.5%	2.5%

The above disclosures are not provided for 2002 as CLH and Gas Natural are accounted for under the equity method of accounting in 2002 pursuant to U.S. GAAP.

YPF Maxus Plans

YPF (a 99.04% owned subsidiary of REPSOL YPF) has a number of trustee non-contributory pension plans covering substantially all full-time employees. YPF’s funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as management may determine to be appropriate. The benefits related to the plans are based on years of service and compensation earned during years of employment. YPF also has a non-contributory supplemental retirement plan for executive officers and selected key employees.

The following is a reconciliation of beginning and ending balances of the benefit obligation:

Change in benefit obligation	2002	2001

	Millions of Euros
Projected Benefit Obligation at beginning of year	108	104
Service cost	1	1
Interest cost	7	8
Actuarial loss	9	7
Foreign currency exchange rate changes	(19)	4
Benefits paid	(14)	(16)

Projected Benefit Obligation at end of year	92	108

The following is a reconciliation of beginning and ending balances of the fair value of plan assets:

Fair value of plan assets (*)	2002	2001

	Millions of Euros
Fair value of plan assets at beginning of year	98	131
Actual return on assets	(6)	(17)
Foreign currency exchange rate changes	(13)	5
Asset adjustments	(1)	(10)
Employer contributions	6	5
Benefits paid	(14)	(16)

Fair value of plan assets at end of year	70	98

(*)	For measurement purposes, plan assets were valued as of October 31

Back to Contents

The detail of the funded status of the plans and the amounts recognized and not recognized in the consolidated balance sheet are as follows:

Funded status of plans (*)	2002	2001

	Millions of Euros
Accumulated benefit obligation at October 31	(90)	(105)
Projected benefit obligation at October 31	(92)	(108)
Fair value of plan assets at October 31	70	98

Unfunded status	(22)	(10)
Unrecognized net loss	48	41

Net amount recognized, at October 31	26	31

(*) For measurement purposes, plan assets were valued as of October 31

Amounts recognized in the statement of financial position	2002	2001

	Millions of Euros
Prepaid pension cost	—	40
Accrued benefit liability	(22)	(15)
Accumulated other comprehensive income	48	6

Net amount recognized	26	31

The components of net periodic benefit cost for years ended December 31, 2002, 2001 and 2000 are as follows:

Components of net periodic benefit cost	2002	2001	2000

	Millions of Euros
Service cost	1	1	2
Interest cost	7	8	8
Expected return on plan assets	(8)	(12)	(11)
Amortization of net loss	2	—	—
Net periodic defined benefit pension cost	2	(3)	(1)
Recognized settlement loss	5	—	—
Net periodic defined contribution pension cost and similar obligations (note 2l)	24	20	28

Total cost of pension plans and similar obligations	31	17	27

The following actuarial assumptions were used in 2002, 2001 and 2000:

	2002	2001	2000

Discount rate	7.00%	7.25%	8.00%
Expected return on plan assets	9.00%	9.00%	9.00%
Salary increase rate	4.5% – 5.50%	4.5% – 5.5%	4.5% – 5.5%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were €92 million, €90 million, and €70 million, respectively, as of December 31, 2002.

Other Post-Retirement and Post-Employment Benefits

YPF provides certain health care and life insurance benefits for eligible retired employees and certain insurance and other post-employment benefits for eligible individuals whose employment is terminated by YPF prior to their normal retirement. YPF accrues the estimated cost of retiree benefit payments, other than pensions, during the employee’s active service periods. Employees become eligible for these benefits if they meet minimum age and service requirements. YPF accounts for benefits provided after employment but before retirement by accruing the estimated cost of post-employment benefits when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated.

Back to Contents

The Company’s policy is to fund other post-retirement and post-employment benefits as claims are incurred. Key information on this plan as of the date of the last actuarial report is as follows:

Components of net periodic post-retirement benefit cost	2002	2001	2000

	Millions of Euros
Interest cost on accumulated post-retirement benefit obligation	3	3	3

Net periodic post-retirement benefit costs	3	3	3

The following is a reconciliation of beginning and ending balances of the benefit obligation:

Change in benefit obligation	2002	2001

	Millions of Euros
Accumulated post-retirement benefit obligation, beginning of period(*)	46	38
Interest cost	3	3
Participants contributions	1	1
Actuarial loss	1	8
Foreign currency exchange rate changes	(8)	1
Benefits paid	(5)	(5)

Accumulated post-retirement benefit obligation, beginning of period(*)	38	46

(*)	For measurement purposes, plan assets were valued as of October 31, 2002 and September 30, 2001 for fiscal years ended December 31, 2002 and 2001, respectively.

The following is a reconciliation of beginning and ending balances of the fair value of plan assets:

Fair value of plan assets	2002	2001

	Millions of Euros
Fair value of plan assets at beginning of year(*)	—	—
Employer contributions	4	4
Participant contributions	1	1
Benefits paid	(5)	(5)

Fair value of plan assets at end of year(*)	—	—

(*)	For measurement purposes, plan assets were valued as of October 31, 2002 and September 30, 2001 for fiscal years ended December 31, 2002 and 2001, respectively.

The detail of the funded status of the plans and the amounts recognized and not recognized in the statement of financial position are as follows:

Funded status of plans	2002	2001

	Millions of Euros
Reconciliation of funded status:
Funded status	(38)	(46)
Unrecognized actuarial loss	7	9

Net liability recognized at October 31	(31)	(37)
Adjustments for employer contributions Nov. 1 to Dec. 31, 2002	1	—

Net liability recognized at December 31, 2002	(30)	(37)

For measurement purposes, the net per capita cost of covered health care benefits are assumed to have an initial annual rate of increase of 9% in 2003 that will gradually decrease by 1% each year to 5% in 2007, and thereafter remain at 5%.

Back to Contents

Assumed health care cost trend rates have a significant effect on the amounts reported for the health plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the 2002 amounts reported:

	One percentage	One percentage
	point decrease	point increase

	(in thousands of euros)
Effect on total of service and interest cost components	(0.175)	0.203
Effect on year-end post-retirement benefit obligation	(2.460)	2.815

YPF also provides for a long-term disability program, such as Medicare and life insurance, for eligible retired employees. Total liabilities as of December 31, 2002 and 2001 amounted to €1.7 million and €1.6 million, respectively. The discount rate used to calculate these liabilities was 7% and 7.5% in 2002 and 2001, respectively.

Fair value of financial instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires that REPSOL YPF disclose the estimated fair values of its financial instruments. As of December 31, 2002 and 2001, the following methods and assumptions were used by the Group to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

a.	Cash and due from banks, temporary cash investments, accounts receivable and payable and short-term debt (see Note 10).

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of the fair value because of the relatively short period between the origination of the instruments and their expected realization.

b.	Investments in affiliates and other non-current assets (see Note 6).

Equity securities

None of the investments in affiliates included under this caption has a quoted market price. For the most important (basically companies engaged in the sale of LPG, the supply, transportation and logistics of gas, the storage and marketing of oil products, and the development of power generation initiatives) a market valuation was estimated based on the discounted cash flow method applied to the results expected to be obtained by the REPSOL YPF Group from these companies, calculated on the basis of current margins. The results of these valuations do not significantly differ from the corresponding book values.

It has not been practicable to estimate the fair value of €23 million and €57 million of investments as of December 31, 2002 and 2001, respectively, classified as “Other” in Note 6 due to the large number of affiliates and the excessive cost involved.

Other

This caption includes other long-term financial assets. It comprises several items, such as: (i) loans to employees (mainly those granted in connection with the July 1999 share issue, as described in Note 6) and (ii) commercial loans and loans to associated companies. The corresponding interest rates are in line with market conditions for loans of such kind. Therefore, their book value approximates fair value.

c.	State financing of investments in exploration

These are not financial instruments until the feasibility of the exploration activity becomes known. If the exploration is feasible, they become loans. Otherwise, they are treated as subsidies. Due to this feature, the disclosure of their fair value is not applicable.

Back to Contents

d.	Long-term and short-term loans (see Note 16).

Of total loans, which amounted to €12,272 million and €21,051 million as of December 31, 2002 and 2001, respectively, approximately €6,067 million and €12,310 million, respectively, are variable interest rate loans (see Note 16). Therefore, their fair value equals the book value.

With regards to the other loans with fixed interest rates, the fair value is estimated on the basis of the discounted cash flows over the remaining terms of such debt. The discount rates were determined based on market rates available as of December 31, 2002 and 2001 on borrowings with similar credit and maturity characteristics. The related fair value as of December 31, 2002 and 2001 is €6,532 million and €7,965 million, respectively.

e.	Derivative financial instruments (see Note 23).

The fair value of derivative instruments is mostly determined based either on independent appraisals supplied by third parties or using market rates for instruments with similar terms and remaining maturities.

f.	Refundable deposits (see Note 17).

These are non interest-earning financial instruments related to non-negotiable interest-free deposits received from customers (liability deposits) and that, on receipt, are partially placed with governmental entities. Their maturity depends on if and when the customers request refund of the deposits received. Therefore, this liability would be valued at the amount booked.

Following is a summary of the carrying amounts under Spanish GAAP and the fair value of the financial instruments as of December 31, 2002 and 2001:
	Carrying
2002	Amounts	Fair Value

	Millions of Euros
Cash and cash equivalents
Cash and due from banks	195	195
Temporary cash investments	4,270	4,270
Accounts receivable	4,470	4,470
Accounts payable	(4,286)	(4,286)
Short-term debt	(3,999)	(3,999)
Investments in affiliates and other noncurrent assets
Equity securites:
For which it is practicable to estimate fair value	63	63
For which it is not practicable to estimate fair value	23	N/A
Loans and other financial instruments	335	335
Deposits	34	34
Other financial instruments	251	251
State financing of investments in exploration	(3)	N/A
Long-term debt	8,273	8,601
Future contracts on products (buy), short term	N/A	2
Future contracts on products (sell), short term	N/A	(2)
Swap contracts on products, short-term	N/A	3
Swap contracts on products, long-term	N/A	128
Forward foreign exchange contracts	N/A	(72)
Interest rate options	N/A	73
Interest rate collars	N/A	(3)
Cross-currency Interest rate swaps	814	670
Interest rate Swaps	(87)	(193)

Back to Contents

	Carrying
2001	Amounts	Fair Value

	Millions of Euros
Cash and cash equivalents
Cash and due from banks	278	278
Temporary cash investments	3,909	3,909
Accounts receivable	5,765	5,765
Accounts payable	(4,831)	(4,831)
Short-term debt	(7,563)	(7,563)
Investments in affiliates and other noncurrent assets
Equity securites:
For which it is practicable to estimate fair value	173	173
For which it is not practicable to estimate fair value	57	N/A
Loans and other financial instruments	309	309
Deposits	59	59
Other financial instruments	300	300
State financing of investments in exploration	(5)	N/A
Long-term debt	(13,488)	(12,715)
Future contracts on products (buy), short term	N/A	(0.4)
Future contracts on products (sell), short term	N/A	2
Swap contracts on products, short-term	N/A	(0.3)

Comprehensive Income

SFAS No. 130, Comprehensive Income, defines comprehensive income as a measure of all changes in equity of an enterprise during a period that result from transactions and other economic events of the period other than transactions with owners. Under Spanish GAAP, comprehensive income components are recorded as separate items in shareholders’ equity, since the comprehensive income caption does not exist.

The following is a Statement of Comprehensive Income for the years ended December 31, 2002, 2001 and 2000.

Statement of Comprehensive Income	2002	2001	2000

	Millions of Euros
Net Income according to U.S. GAAP	1,286	980	1,911
Other Comprehensive Income (net of tax):
Foreign currency translation adjustments under Spanish GAAP(*)	(2,721)	(995)	313
Foreign currency translation from US GAAP adjustments:
Translation differences related to disposals(*)	(7)	(26)	(18)
Reversal of devaluation effect in Argentina(*)	28	(21)	—
Functional currency for YPF(*)	831	—	—
Goodwill transitional impairment(*)	122	—	—
Other translation differences(*).	(12)	—	—
Additional minimum pension liability, net of tax of €19 million	(34)	—	—
Derivative Instruments:
Cumulative effect of change in accounting principle, SFAS 133, net of tax of €4 million in 2001	—	(10)	—
Deferred loss on SFAS 133 hedges, net of tax of €65 million and €46 million in 2002 and 2001, respectively	(80)	(81)	—

Comprehensive (Loss)/Income	(587)	(153)	2,206

(*) There is no tax effect on translation adjustments

Back to Contents

The table below shows changes in Accumulated Other Comprehensive Income:

	2002	2001	2000

	Millions of Euros
Beginning balance, January 1	(589)	544	249
Foreign currency translation adjustments under Spanish GAAP(*)	(2,721)	(995)	313
Foreign currency translation from US GAAP adjustments:
Translation differences related to disposals(*)	(7)	(26)	(18)
Reversal of devaluation effect in Argentina(*)	28	(21)	—
Functional currency for YPF(*)	831	—	—
Goodwill transitional impairment(*)	122	—	—
Other translation differences(*)	(12)	—	—
Additional minimum pension liability, net of tax of €19 million	(34)	—	—
Cumulative effect of change in accounting principle, SFAS 133, net of tax of €4 million in 2001	—	(10)	—
Deferred gain (loss) on SFAS 133 hedges, net of tax of €65 million and 46 million in 2002 and 2001, respectively	(80)	(81)	—

Ending balance, December 31 .	(2,462)	(589)	544

(*) There is no tax effect on accumulated translation adjustments

Valuation and Qualifying Accounts

The movement in allowance for doubtful accounts is as follows:

	2002	2001	2000

	Millions of Euros
Beginning balance, January 1	513	634	435
Charged against costs and expenses	52	247	176
Adjustments due to acquisitons and disposals	(82)	(120)	29
Write-off of doubtful accounts	(34)	(63)	(6)
Translation difference on balances	(182)	(185)	—

Ending balance, December 31	267	513	634

Consolidated statements of cash flows

Note 25 includes a statement of sources and applications of funds prepared according to Spanish GAAP. Under U.S. GAAP, SFAS No. 95, Statements of Cash Flows, requires a statement of cash flows to be presented in accordance with U.S. GAAP format as part of a full set of financial statements.

The consolidated statements of cash flows of the REPSOL YPF Group for the years ended December 31, 2002, 2001, and 2000 prepared considering Spanish GAAP figures and in accordance with U.S. GAAP format is as follows:

Back to Contents

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Amounts in Millions)

	2002	2001	2000

	Euros
Cash flows from operating activities (a):
Net income	1,952	1,025	2,429
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	2,926	3,294	3,135
Provisions, net	692	1,139	422
Minority interests, net of tax .	334	490	488
(Gain) loss on asset disposals	(1,270)	(302)	7
Deferred taxes and other	189	84	(179)

Changes per balance sheet in operating assets and liabilities:
Inventories	(13)	554	(725)
Prepaid expenses and deferred collections	11	17	(14)
Accounts receivable	1,295	1,068	(1,939)
Current liabilities	(591)	(1,754)	1,792

Other changes in working capital (b):
Consolidation of new companies	(402)	247	(13)
Translation differences and devaluation in Argentina	(367)	(213)	92
Other non-cash effects	(286)	(160)	(27)

	4,470	5,489	5,468

Cash flows from investing activities:
Capital expenditures	(2,228)	(3,894)	(4,002)
Proceeds from disposals	2,558	1,237	265
Investments in affiliates and financial investments	(388)	(471)	(1,834)
Deferred expenses and intangible investments	(137)	(452)	(282)

	(195)	(3,580)	(5,853)

Cash flows from financing activities:
Loan proceeds and other long-term debt	1,144	4,014	7,162
Capital increases	—	—	397
Repayment of loans and other non-current liabilities	(288)	(1,075)	(1,339)
Changes in current financial assets and liabilities (b)	(4,758)	(7,055)	(5,203)
Subsidies received	96	71	121
Minority interest contributions	—	3,002	16
Provisions and other	(76)	172	41
Dividends paid	(476)	(1,121)	(783)

	(4,358)	(1,992)	412

Net change in cash and cash equivalents	(83)	(83)	27

Cash and cash equivalents at the beginning of the year (c)	278	361	334

Cash and cash equivalents at the end of the year (c)	195	278	361

Back to Contents

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(a)	Interest and income tax payments made during 2002, 2001 and 2000 were as follows:
	2002	2001	2000

	Millions of Euros
Interest	1,535	1,629	1,591
Income taxes	143	1,591	846
(b)
As a result of the variations in the consolidated Group (see Notes I.d), and due to the translation differences recorded in the year, the following non-cash items are included in the accompanying statement of cash flows for the years 2002, 2001 and 2000:

	2002	2001	2000

	Millions of Euros
Other changes in operating assets and liabilities:
Consolidation of new companies	(402)	247	(13)
Translation differences	(367)	(213)	92
Other non-cash changes in operating assets and liabilities	(286)	(160)	(27)

	(1,055)	(126)	52
Non-cash changes in current financial assets and liabilities	(833)	(5,219)	(3,297)

	(1,888)	(5,345)	(3,245)

(c)
For the purpose of the statement of cash flows, Repsol YPF treats as cash and cash equivalents the balance of the “Cash on hand and at banks” caption, the related items of which have an original maturity at acquisition of less than 90 days.

Research and Development Costs

REPSOL YPF expenses research and development costs as incurred under both Spanish GAAP and U.S. GAAP. For the years ended December 31, 2002, 2001 and 2000, research and development expenses amounted to €6 million, €23 million and €20 million, respectively.

Classification differences and other

Extraordinary Income (Expense) and Other Income Classification Differences

As described in Note 18, in 2002, 2001, and 2000, under Spanish GAAP REPSOL YPF recorded as extraordinary results items that under U.S. GAAP would be recorded as operating revenues (expenses), except for gains on disposals of shareholdings relating to equity method and cost method investments, which are reflected as non-operating under U.S. GAAP, but which did not represent any material amounts for the years ended December 31, 2002, 2001 and 2000.

In addition, gains on sales of property, plant and equipment that are included in “Other operating revenues” under Spanish GAAP (Note 5) would not be classified as part of “Total operating revenues” under U.S. GAAP, although such gains would still be included in operating income.

Capital Leases

Under Spanish GAAP, REPSOL YPF has recorded leased fixed assets as intangible assets. In addition, interest on capital leases are included together with the related debt, with the unamortized portion being included as a deferred charge (Note 8). Under U.S. GAAP, leased fixed assets are shown in the balance sheet as property, plant and equipment. In addition, the capitalized asset and obligation should be recorded at the net present value of the minimum lease payments at the outset of the lease. Interest should be charged each period, but the total amount of interest to be paid should not be recorded in the balance sheet.

Back to Contents

Proportional Integration

In 2001, Dubai Marine Ltd., Pluspetrol Energy, S.A., Repsol Occidental Corporation, Gas Argentino, S.A., Metrogás, Dynasol Elastómeros, S.A., Ajax Corporation, Compañía Mega, Profértil, Petrokén Petroquímica Ensenada, S.A., Global Companies LLc., Refinaria de Petróleos Manguinho, BP Trinidad & Tobago, Europe Maghreb Pipeline, Ltd. (EMPL), Metragaz, S.A., Gasoducto Al-Andalus, S.A., Gasoducto Extremadura, S.A., CEG Rio, S.A., Companhia Distribuidora de Gas do Rio de Janeiro, Gas Natural, S.A. ESP, Refinor, Atlantic 1 Holdings LLC, CH4 Energía S.A. de C.V., Transnatural de C.V., Gas Natural Cundiboyacense, Gas Natural de Oriente S.A. ESP, Gases de Barrancabermeja, and Lipigás were consolidated by the proportional integration method.

In 2002 the companies that were consolidated by the proportional consolidation method were the following: Refap S.A., Refinaria de Petróleos de Manguinhos, Compañía Mega, Global Companies LLC, Pluspetrol Energy, S.A., Profértil S.A., Refinerías del Norte S.A., BPRY Caribbean Ventures LLC, Dubai Marine Areas Ltd.(DUMA), Repsol Occidental Corporation, Empresas Lipigas S.A., Dynasol Elastómeros S.A., and Gas Natural SDG S.A.

Under U.S. GAAP, these entities would be accounted for under the equity method. The consolidation of these companies by the proportional consolidation method has no effect on net income or shareholders’ equity. The effect of the equity method would be to reduce (increase) the following financial statement captions by the following amounts (millions of Euros):

	December, 31

	2002	2001

Total fixed and other noncurrent assets	1,087	910
Total current assets	1,175	1,008

Total assets	2,262	1,918

Total noncurrent liabilities	1,248	1,098
Total current liabilities	1,014	820

Total liabilities	2,262	1,918

	Year Ended December, 31

	2002	2001

Operating revenues	3,436	2,550
Operating expenses	2,978	1,964

Net income	—	—

Cash flow operating activities	347	129
Cash flow investing activities	358	(181)
Cash flow from financing activities	(702)	58

Net change in cash and cash equivalents	3	6

Back to Contents

Significant Subsidiary

For the year ended December 31, 2002 Gas Natural SDG S.A. is considered to be a significant subsidiary of REPSOL YPF. The summarized financial information provided by this subsidiary to the Group, under Spanish GAAP, as of December 31, 2002 is as follows:

December, 31

2002

Total fixed and other noncurrent assets	6,074
Total current assets	2,516

Total assets	8,590

Shareholders’ equity	3,923
Minority interests	201
Total noncurrent liabilities	2,562
Total current liabilities	1,904

Total liabilities and shareholders’ equity	8,590

Year Ended December, 31

2002

Operating revenues	4,420
Operating income	5,343
Income before income tax and minority interests	1,014

Net income	809

Goodwill

•
Under U.S. GAAP, the amortization of goodwill was shown as a deduction before operating income up to December 31, 2001. As discussed in item 4.5 — “Reversal of goodwill amortization and goodwill impairment”, existing goodwill is no longer amortizable for U.S. GAAP purposes beginning January 1, 2002. Under Spanish GAAP, goodwill amortization is shown as a deduction after operating income.

•
Under U.S. GAAP, all goodwill related to investments accounted for under the equity method is included in the carrying amount of the investment. Under Spanish GAAP, equity method goodwill is classified as part of the separate goodwill balance on the balance sheet.

These classification differences have no impact on net income.

Consolidation of CLH and Indonesian Companies

As described in Note 1.d.3) of the financial statements, CLH and the entities in Indonesia as of December 31, 2001 have been excluded from consolidation since their sale or exchange had been agreed as of year-end. Under Spanish GAAP, the net worth as of December 31, 2001 was recorded under the “Temporary Cash Investments” caption (see Note 10) for the Indonesian entities, and under “Investments in Affiliates and Other Financial Assets” caption for CLH. The transactions performed by these companies through December 31, 2001 have been included in the accompanying consolidated statements of income.

According to U.S. GAAP, as of December 31, 2001, CLH and the Indonesian entities should have been fully consolidated. The consolidation of these companies has no effect on net income or shareholders’ equity. The only effect would be to (reduce) / increase the following financial statement captions by the following amounts (in millions of Euros):

Back to Contents

December, 31
2001

Total fixed and other noncurrent assets	1,503
Total current assets	(400)

Total assets	1,103

Total noncurrent liabilities	750
Total current liabilities	353

Total liabilities	1,103

There have been no differences in this respect in 2002.

New accounting standards

SFAS No. 143 — Accounting for Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the consolidated statements of income. SFAS 143 is effective for REPSOL YPF on January 1, 2003. REPSOL YPF has recorded provisions of €125 million with respect to asset retirement obligations as of December 31, 2002 (Note 15). These provisions principally relate to offshore oil and gas platforms. REPSOL YPF estimates that application of SFAS 143 will result in a cumulative effect of a change in accounting principle adjustment in net income and shareholders’ equity of €38.1 million as of December 31, 2003.

SFAS No. 145 — Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

On April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. REPSOL YPF does not anticipate that application of this Standard will have any impact on its financial position or results of operations.

SFAS No. 146 — Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring (“EITF 94-3”). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 also concluded that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement shall be effective for exit or disposal activities that are initiated after December 31, 2002, and are to be applied prospectively. REPSOL YPF does not anticipate that adoption of SFAS No. 146 will have a material impact on its consolidated results of operatio ns, its financial position, or its cash flows.

Back to Contents

SFAS No. 148 — Accounting for Stock-Based Compensation — Transition and Disclosure

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS 148”). SFAS 148 amends SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements in the summary of significant accounting policies. SFAS 148 does not amend SFAS 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they uti lize the fair value method of accounting described in SFAS 123 or the intrinsic value method described in APB 25. SFAS 148 is effective for fiscal years beginning after December 15, 2002 and early application is permitted. REPSOL YPF currently accounts for stock based compensation in accordance with APB 25 and does not anticipate that adoption of this Statement will have a material effect on its consolidated financial position, results of operations, or its cash flows.

FIN No. 45 — Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002 and as such have been included in Note 23 to these financial statements. REPSOL YPF is assessing, but at this point does not believe that adopti on of the recognition and initial measurement requirements of FIN 45 will have a material impact on its consolidated financial position, results of operations, or its cash flows.

FIN No. 46 — Consolidation of Variable Interest Entities — an interpretation of ARB No. 51

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary benefici ary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

Back to Contents

REPSOL YPF holds interest in four variable interest entities (VIE). Three of such entities have been created in order to structure REPSOL YPF’s future deliveries of oil in Argentina (FOS). The last VIE, Tecnicontrol, has been created to structure its land purchase option (Note 23). The purpose of the FOS transactions is to provide YPF with cash to fund operations in advance of the actual sale and delivery of oil. The purpose of Tecnicontrol is to provide REPSOL YPF with the flexibility to acquire additional land near its current headquarters in Madrid without incurring the purchase price of such land at the time the agreement was entered into.

According to U.S. GAAP, as of December 31, 2002 and 2001, all four VIE should have been fully consolidated. The consolidation of these companies has no material effect on net income or shareholders’ equity. The only effect would be to (reduce) / increase the following financial statement captions by the following amounts (in millions of Euros):

	December, 31	December, 31
	2002	2002

Total fixed and other noncurrent assets	190	190
Total current assets	5	31

Total assets	195	221

Minority Interests	23	8
Total noncurrent liabilities	125	89
Total current liabilities	47	124

Total liabilities	195	221

	For the year ended December 31,
	2002	2001

Operating revenues	4	—
Operating expenses	—	—

Net income	1	—

SFAS No. 149 — Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements, and will be effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The Company has not assessed what impact, i f any, application of this Standard will have on its financial position, results of operations, or cash flows.

Back to Contents

SFAS No. 150 — Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Specifically, this Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances): (1) a financial instrument issued in the form of shares that is mandatorily redeemable, (2) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets, (3) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before its issuance date and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company has not yet assessed what effect, if any, adoption of this Standard will have on its financial position, results of operations or cash flows.

(28)	Repsol International Finance, B.V. Summarized Financial Information

Repsol International Finance B.V. has issued guaranteed debt securities which are registered in the United States. Repsol International Finance B.V. is wholly owned by Repsol YPF and the securities referred to above are fully and unconditionally guaranteed by Repsol YPF. Set out below is condensed consolidating financial information in respect of Repsol International Finance B.V.

Back to Contents

Balance sheets as of December 31, 2002 and 2001

December 31, 2002
	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total		Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total

	Millions of Euros						Millions of Euros
FIXED AND OTHER NONCURRENT ASSETS						SHAREHOLDERS’ EQUITY AND LIABILITIES
ASSETS						SHAREHOLDERS’ EQUITY
Start-up expenses	61	—	—	—	61	Capital stock	1,221	280	7,276	(7,556)	1,221
Intangible assets	19	—	993	(114)	898	Paid-in surplus	6,428	284	—	(284)	6,428
Property, plant and equipment	268	—	16,821	3,473	20,562	Reserves in parent company	3,004	309	6,065	(6,374)	3,004
						Reserves in consolidated companies	4,290	106	803	(909)	4,290
Holdings in companies carried by the equity method	19,140	464	315	(19,407)	512	Translation differences	(3,126)	64	(1,847)	1,783	(3,126)
Loans to group companies	—	8,198	498	(8,696)	—	Net income for the year	1,952	(87)	2,589	(2,502)	1,952
Other financial investments	89	76	624	533	1,322	Interim dividend paid during the year	(183)	—	(1,633)	1,633	(183)
Goodwill	—	—	596	2,338	2,934
Deferred expenses	42	18	361	262	683

Total fixed and other non current assets	19,619	8,756	20,208	(21,611)	26,972	Total Shareholders’ equity	13,586	956	13,253	(14,209)	13,586

						Provisions	41	—	817	307	1,165
						Minority interests	—	—	380	3,843	4,223
						Non interest bearing liabilities	(690)	6	1,910	656	1,882
						Long-term loans from group companies	7,883	504	861	(9,248)	—
						Medium-term notes	—	1,478	—	—	1,478
						Other long-term loans	726	3,650	2,446	(27)	6,795

CURRENT ASSETS						SHORT-TERM LIABILITIES
Inventories	1	—	2,135	(17)	2,119	Commercial paper	—	—	—	—	—
Accounts receivable	467	50	6,168	(2,177)	4,508	Short-term loans from group companies	611	582	3,184	(4,377)	—
Short term loans to group companies	1,490	199	1,334	(3,023)	—	Other short-term loans	(53)	1,950	2,366	(264)	3,999
Other financial accounts	1,019	186	1,200	2,060	4,465	Other current liabilities	492	65	5,828	(1,449)	4,936

Total Current Assets	2,977	435	10,837	(3,157)	11,092	Total Short-term Liabilities	1,050	2,597	11,378	(6,090)	8,935

TOTAL ASSETS	22,596	9,191	31,045	(24,768)	38,064	TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	22,596	9,191	31,045	(24,768)	38,064

Back to Contents

December 31, 2001
	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total		Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total

	Millions of Euros						Millions of Euros
ASSETS						SHAREHOLDERS’ EQUITY AND LIABILITIES
FIXED AND OTHER NONCURRENT ASSETS						SHAREHOLDERS’ EQUITY
Start-up expenses	100	—	—	—	100	Capital stock	1,221	280	7,918	(8,198)	1,221
Intangible assets	16	—	1,578	(93)	1,501	Paid-in surplus	6,428	284	—	(284)	6,428
Property, plant and equipment	139	—	26,072	4,225	30,436	Reserves in parent company	1,397	137	6,869	(7,006)	1,397
Holdings in companies carried by the equity method	23,953	713	430	(24,506)	590	Reserves in consolidated companies	5,365	21	1,379	(1,587)	5,178
						Translation differences	(641)	365	638	(816)	(454)
Loans to group companies	56	10,238	424	(10,718)	—	Net income for the year	1,025	131	2,896	(3,027)	1,025
Other financial investments	829	215	1,435	(887)	1,592	Interim dividend paid during the year	(257)	—	(1,183)	1,183	(257)
Goodwill	—	—	870	3,627	4,497
Deferred expenses	1	34	347	234	616

Total fixed and other non current assets	25,094	11,200	31,156	(28,118)	39,332	Total Shareholders’ equity	14,538	1,218	18,517	(19,735)	14,538

						Provisions	49	—	1,218	130	1,397
						Minority interests	—	—	574	6,017	6,591
						Non interest bearing liabilities	294	—	2,282	(241)	2,335
						Long-term loans from group companies	10,288	—	1,873	(12,152)	9
						Medium-term notes	—	1,741	—	—	1,741
						Other long-term loans	1,017	5,453	5,285	(8)	11,747

CURRENT ASSETS						SHORT-TERM LIABILITIES
Inventories	—	—	2,160	(54)	2,106	Commercial paper	—	473	—	—	473
Accounts receivable	424	33	6,542	(1,185)	5,814	Short-term loans from group companies	564	582	3,455	(4,610)	(9)
Short term loans to group companies	2,243	658	1,490	(4,391)	—	Other short-term loans	940	2,695	3,408	47	7,090
Other financial accounts	494	313	1,699	1,681	4,187	Other current liabilities	565	42	6,435	(1,515)	5,527

Total Current Assets	3,161	1,004	11,891	(3,949)	12,107	Total Short-term Liabilities	2,069	3,792	13,298	(6,078)	13,081

TOTAL ASSETS	28,255	12,204	43,047	(32,067)	51,439	TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	28,255	12,204	43,047	(32,067)	51,439

Back to Contents

Consolidated statements of income for the years ended December 31, 2002, 2001 and 2000:
	REPSOL		Rest of	Consolidating
2002	YPF, S.A.	RIF	companies	Adjustments	Total

	Millions of Euros
OPERATING REVENUES
Sales	—	—	46,898	(11,343)	35,555
Other	380	—	1,221	(666)	935

Total operating revenues	380	—	48,119	(12,009)	36,490

OPERATING EXPENSES
Materials consumed	(6)	—	(34,858)	10,666	(24,198)
Personnel expenses	(86)	—	(986)	(89)	(1,161)
Taxes other than income taxes	—	—	(3,170)	2,131	(1,039)
Outside work, supplies and services	(221)	(5)	(3,005)	(74)	(3,305)
Transport and freight	(7)	—	(825)	(6)	(838)
Depreciation, depletion and amortization	(64)	—	(2,071)	(491)	(2,626)

Total operating expenses	(384)	(5)	(44,915)	12,137	(33,167)

OPERATING INCOME	(4)	(5)	3,204	128	3,323

INTEREST INCOME (EXPENSE)
Dividends	—	—	7	1	8
Interest income	361	482	118	(337)	624
Interest expense	(848)	(435)	(308)	209	(1,382)
Other financial income/(expense)	56	(4)	185	(273)	(36)

Total interest income (Expense)	(431)	43	2	(400)	(786)

EXTRAORDINARY EXPENSE	1,728	(14)	(154)	(912)	648

GOODWILL AMORTIZATION	—	—	(59)	(241)	(300)

SHARE IN THE INCOME OF COMPANIES CARRIED BY THE EQUITY METHOD	(164)	(90)	(96)	315	(35)

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS	1,129	(66)	2,897	(1,110)	2,850

INCOME TAX	823	(21)	(300)	(1,066)	(564)

INCOME ATTRIBUTED TO MINORITY INTERESTS	—	—	(8)	(326)	(334)

NET INCOME	1,952	(87)	2,589	(2,502)	1,952

Back to Contents

	REPSOL		Rest of	Consolidating
2001	YPF, S.A.	RIF	companies	Adjustments	Total

	Millions of Euros
OPERATING REVENUES
Sales	—	—	58,129	(15,278)	42,851
Other	295	—	1,145	(638)	802

Total Operating Revenues	295	—	59,274	(15,916)	43,653

OPERATING EXPENSES
Materials consumed	—	—	(38,681)	11,760	(26,921)
Personnel expenses	(81)	—	(1,680)	29	(1,732)
Taxes other than income taxes	—	(1)	(4,611)	3,405	(1,207)
Outside work, supplies and services	(187)	(9)	(5,219)	710	(4,705)
Transport and freight	—	—	(1,197)	—	(1,197)
Depreciation, depletion and amortization	(54)	—	(2,641)	(276)	(2,971)

Total Operating Expenses	(322)	(10)	(54,029)	15,628	(38,733)

OPERATING INCOME	(27)	(10)	5,245	(288)	4,920

INTEREST INCOME (EXPENSE)
Dividends	—	—	30	(25)	5
Interest income	42	626	190	(357)	501
Interest expense	(587)	(545)	(718)	231	(1,619)
Other financial income/(expense)	(80)	(4)	(291)	136	(239)

Total Interest Income (Expense)	(625)	77	(789)	(15)	(1,352)

EXTRAORDINARY EXPENSE	(9)	(17)	(119)	(632)	(777)

GOODWILL AMORTIZATION	—	—	(82)	(241)	(323)

SHARE IN THE INCOME OF COMPANIES CARRIED BY THE EQUITY METHOD	1,409	97	15	(1,486)	35

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS	748	147	4,270	(2,662)	2,503

INCOME TAX	277	(16)	(1,259)	10	(988)

INCOME ATTRIBUTED TO MINORITY INTERESTS	—	—	(115)	(375)	(490)

NET INCOME	1,025	131	2,896	(3,027)	1,025

Back to Contents

2000	REPSOL YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total

	Millions of Euros
OPERATING REVENUES
Sales	—	—	60,374	(16,331)	44,043
Other	171	2	1,972	(446)	1,699

Total operating revenues	171	2	62,346	(16,777)	45,742

OPERATING EXPENSES
Materials consumed	—	—	(43,865)	15,970	(27,895)
Personnel expenses	(65)	—	(1,594)	11	(1,648)
Taxes other than income taxes	—	—	(1,415)	—	(1,415)
Outside work, supplies and services	(186)	(14)	(5,235)	768	(4,667)
Transport and freight	—	—	(1,011)	—	(1,011)
Depreciation, depletion and amortization	(52)	(7)	(2,540)	(265)	(2,864)

Total operating expenses	(303)	(21)	(55,660)	16,484	(39,500)

OPERATING INCOME	(132)	(19)	6,686	(293)	6,242

INTEREST INCOME (EXPENSE)
Dividends	—	—	45	(40)	5
Interest income	87	608	218	(364)	549
Interest expense	(619)	(549)	(1,118)	473	(1,813)
Other financial income/(expense)	(236)	(9)	196	8	(41)

Total interest income (expense)	(768)	50	(659)	77	(1,300)

EXTRAORDINARY EXPENSE	(22)	—	(583)	186	(419)

GOODWILL AMORTIZATION	—	—	(50)	(220)	(270)

SHARE IN THE INCOME OF COMPANIES CARRIED BY THE EQUITY METHOD	3,017	105	50	(3,100)	72

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS	2,095	136	5,444	(3,350)	4,325

INCOME TAX	334	(15)	(1,715)	(12)	(1,408)

INCOME ATTRIBUTED TO MINORITY INTERESTS	—	—	(57)	(431)	(488)

NET INCOME	2,429	121	3,672	(3,793)	2,429

Back to Contents

Consolidated statements of cash flows for the years ended December 31, 2002, 2001 and 2000
2002	Consolidated Repsol YPF, S.A.	Consolidated RIF	Rest of companies	Consolidating Adjustments	Total

	Millions of Euros
Cash flows from operating activities
Net income	1,952	(87)	2,793	(2,706)	1,952
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	64	—	2,406	456	2,926
Provisions, net	(159)	10	361	480	692
Minority interests, net of tax	—	—	(14)	348	334
Gain on assets disposals	(1,413)	—	(408)	551	(1,270)
Deferred taxes and other	913	163	46	(933)	189

	1,357	86	5,184	(1,804)	4,823
Changes in operating working capital	(117)	8	(726)	(135)	(970)

	1,240	94	4,458	(1,939)	3,853

Cash flows from investing activities
Investments	(1,459)	—	(2,678)	1,384	(2,753)
Proceeds from disposals	2,156	688	1,573	(1,893)	2,524

	697	688	(1,105)	(509)	(229)

Cash flows from financing activities
Loans proceeds and other long-term debt	1,476	—	679	(1,011)	1,144
Capital increases	—	—	532	(532)	—
Repayment of loans and other non-current liabilities	(3,108)	(556)	(1,565)	4,941	(288)
Changes in current financial assets and liabilities	(1,119)	(226)	673	(3,936)	(4,608)
Subsidies, provisions and other	997	—	(1,616)	1,044	425
Dividends paid	(183)	—	(2,139)	1,942	(380)

	(1,937)	(782)	(3,436)	2,448	(3,707)

Net change in cash and cash equivalents	—	—	(83)	—	(83)

Cash and cash equivalents at the beginning of the year	—	—	278	—	278

Cash and cash equivalents at the end of the year	—	—	195	—	195

Back to Contents

2001	Consolidated Repsol YPF, S.A.	Consolidated RIF	Rest of companies	Consolidating Adjustments	Total

	Millions of Euros
Cash flows from operating activities
Net income	1,025	131	2,362	(2,493)	1,025
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	58	18	2,669	549	3,294
Provisions, net	281	—	613	244	1,138
Minority interests, net of tax	—	—	25	465	490
Gain on assets disposals	—	—	(192)	(110)	(302)
Deferred taxes and other	508	37	140	(601)	84

	1,872	186	5,617	(1,946)	5,729
Changes in operating working capital	553	(4)	(480)	(309)	(240)

	2,425	182	5,137	(2,255)	5,489

Cash flows from investing activities
Investments	(1,578)	(1,645)	(5,474)	3,880	(4,817)
Proceeds from disposals	—	121	2,418	(1,302)	1,237

	(1,578)	(1,524)	(3,056)	2,578	(3,580)

Cash flows from financing activities
Loans proceeds and other long-term debt	8,561	45	1,466	(6,058)	4,014
Capital increases	—	—	555	(555)	–
Repayment of loans and other non-current liabilities	(7,230)	(660)	(745)	7,560	(1,075)
Changes in current financial assets and liabilities	(1,854)	1,956	(1,093)	(6,064)	(7,055)
Subsidies, provisions and other	311	—	192	2,742	3,245
Dividends paid	(635)	—	(2,545)	2,059	(1,121)

	(847)	1,341	(2,170)	(316)	(1,992)

Net change in cash and cash equivalents	—	(1)	(89)	7	(83)

Cash and cash equivalents at the beginning of the year	—	1	367	(7)	361

Cash and cash equivalents at the end of the year	—	—	278	—	278

Back to Contents

2000	Consolidated Repsol YPF, S.A.	Consolidated RIF	Rest of companies	Consolidating Adjustments	Total

	Millions of Euros
Cash flows from operating activities
Net income	2,429	121	3,672	(3,793)	2,429
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	52	7	2,590	486	3,135
Provisions, net	27	—	588	(193)	422
Minority interests, net of tax	—	—	57	431	488
Gain on assets disposals	—	—	(45)	52	7
Deferred taxes and other	(1,467)	(63)	(202)	1,553	(179)

	1,041	65	6,660	(1,464)	6,302
Changes in operating working capital	(325)	(69)	(945)	505	(834)

	716	(4)	5,715	(959)	5,468

Cash flows from investing activities
Investments	(1,507)	(2,716)	(5,763)	3,868	(6,118)
Proceeds from disposals	50	—	579	(364)	265

	(1,457)	(2,716)	(5,184)	3,504	(5,853)

Cash flows from financing activities
Loans proceeds and other long-term debt	6,203	4,770	1,838	(5,649)	7,162
Capital increases	397	—	145	(145)	397
Repayment of loans and other non-current liabilities	(7,055)	(3,311)	(1,073)	10,100	(1,339)
Changes in current financial assets and liabilities	1,700	1,262	(48)	(8,117)	(5,203)
Subsidies, provisions and other	19	—	163	(4)	178
Dividends paid	(541)	—	(1,519)	1,277	(783)

	723	2,721	(494)	(2,538)	412

Net change in cash and cash equivalents	(18)	1	37	7	27

Cash and cash equivalents at the beginning of the year	18	—	330	(14)	334

Cash and cash equivalents at the end of the year	—	1	367	(7)	361

Back to Contents

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2002
						Total % of Ownership		Amounts in Millions of Euros

Name	Country	Parent Company	Other Investees (1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2002 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value (3)

Repsol Petróleo, S.A.	Spain	Repsol YPF, S.A.		Refining	G.I.	99.97	99.97	217.60	526.80	372.30	—	1,116.36	613.10
Repsol YPF Lubricantes y Especialidades, S.A.	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Distribution and marketing of by-products	G.I.	99.97	100	5.38	6.44	23.27	—	35.09	5.49
Estasur, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Distribution and marketing of lubricants	G.I.	99.97	100	0.10	0.80	0.90	—	1.80	1.20
Euroboxes, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Operation of workshops and other activities	E.M.	99.94	100	0.06	0.18	0.01	—	0.25	0.00
Gerpesa	Spain	Repsol YPF Lubricantes y Especialidades, S.A.		Other business activities	E.M.	99.97	100	0.14	0.36	0.01	—	0.51	0.30
Repsol Eléctrica de Distribución, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A.	Electric power distribution and supply	E.M.	99.97	100	0.06	0.56	0.37	—	0.99	0.06
Asfaltos Españoles, S.A.	Spain	Repsol Petróleo, S.A.		Asphalts	E.M.	49.99	50.00	8.53	8.18	1.92	(1.10)	8.77	8.77
Repsol YPF Trading y Transportes, S.A. (RYTTSA)	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Trading of oil products	G.I.	100	100	0.06	—	21.60	—	21.66	0.06
RYTTSA Singapur	Cayman Islands	Repsol YPF Trading y Transportes, S.A.		Trading of oil products	G.I.	100	100	0.05	(0.24)	0.73	—	0.54	0.12
Repsol Overzee Finance, B.V.	Netherlands	Repsol YPF, S.A.		Portfolio company	G.I.	100	100	0.02	(8.38)	(10.95)	—	(19.31)	(19.30)
Atlantic 2/3 Holdings, Llc.	Trinidad & Tobago	Repsol Overzee Finance, B.V.		Portfolio company	E.M.	25.00	25.00	132.81	(1.82)	(1.81)	—	32.29	24.30
Atlantic 2/3 Company of Trinidad & Tobago	Trinidad & Tobago	Atlantic 2/3 Holdings, Llc.		Gas supply and logistics	E.M.	25.00	100	132.81	(7.41)	(28.24)	—	97.16	132.81
Repsol Butano, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	LPG distribution	G.I.	100	100	58.70	72.80	100.90	(50.00)	182.40	87.05
Repsol Maroc	Morocco	Repsol Butano, S.A.		Production of synthetic rubber	E.M.	99.88	100	0.47	(0.70)	(0.35)	—	(0.58)	0
National Gaz	Morocco	Repsol Maroc		Marketing of gas	E.M.	99.86	100	0.47	0.56	0.09	—	1.12	5.08
Repsol YPF Gas, S.A.	Argentina	Repsol Butano, S.A.		Marketing of gas	G.I.	85.00	85.00	23.01	9.19	(8.36)	—	20.26	26.50
Comsergas	Argentina	Repsol YPF Gas, S.A.		Gas cylinder repair	G.I.	52.70	62.00	0.57	0.05	(0.03)	—	0.37	0.38
Gas Austral, S.A.	Argentina	Repsol YPF Gas, S.A.		Production, bottling and fractionation of gas	E.M.	42.50	50.00	0.01	0.31	0.04	—	0.18	0.18
Mejorgas, S.A.	Argentina	Repsol YPF Gas, S.A.	Poligas Luján, S.A.	Marketing of gas products	E.M.	75.73	73.50	0.12	(0.27)	0.08	—	(0.05)	(0.25)
Duragas, S.A.	Ecuador	Repsol Butano, S.A.		LPG distribution and marketing	G.I.	100	100	7.00	2.30	0.21	—	9.51	25.30
Autogas, S.A.	Ecuador	Duragas, S.A.		LPG distribution and marketing	G.I.	60.36	60.36	1.18	0.38	(0.10)	—	0.88	0.83
Semapesa	Ecuador	Repsol Butano, S.A.		Personnel maintenance services	G.I.	100	100	0.05	1.11	(0.28)	—	0.89	0.30
Repsol YPF Gas Chile, Ltda.	Chile	Repsol Butano, S.A.	OPESSA	Portfolio company	G.I.	100	100	38.56	—	(18.08)	—	20.48	33.00
Empresa Lipigas, S.A.	Chile	Repsol YPF Gas Chile, Ltda.		LPG marketing	P.I.	45.00	45.00	74.11	(3.41)	21.60	—	41.54	32.62
Repsol YPF Comercial del Perú, S.A.	Peru	Repsol Butano, S.A.		LPG marketing	G.I.	99.61	99.61	54.40	(25.10)	5.20	—	34.37	85.80
Limagás, S.A.	Peru	Repsol YPF Comercial Perú, S.A.		LPG distribution	E.M.	29.85	29.97	4.10	0.60	1.30	—	1.80	3.40
Repsol YPF Comercial de la Amazonía, S.A.	Peru	Repsol YPF Comercial Perú, S.A.	Grupo Repsol YPF del Perú	LPG distribution	G.I.	100	100	0.10	—	—	—	0.10	0.10
Repsol YPF Gas de Bolivia, S.A.	Bolivia	Repsol Butano, S.A.	Repsol YPF E&P de Bolivia, S.A.	LPG marketing	G.I.	51.00	51.00	0.19	2.38	1.81	—	2.23	1.70
Repsol YPF GLP de Bolivia, S.A.	Bolivia	Repsol Butano, S.A.	R. YPF E&P de Bolivia, S.A./R. YPF Bolivia, S.A.	LPG marketing	E.M.	100	100	0.05	—	0.19	—	0.24	0.06
Repsol France	France	Repsol Butano, S.A.	Repsol Química, S.A./Repsol YPF, S.A.	Marketing of oil products	E.M.	100	100	1.30	0.03	(0.95)	—	0.38	0.40
Repsol Comercial de Productos Petrolíferos, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A./PETRONOR	Marketing of oil products	G.I.	96.65	99.76	334.76	480.49	116.26	(40.69)	888.68	217.49
Gasóleos y Lubricantes, S.A. (GASOLUBE)	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	E.M.	96.65	100	0.10	0.20	0.20	—	0.50	0.46
Gasolube Noroeste, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	G.I.	96.65	100	0.10	—	—	—	0.10	1.97
Gasolube Andalucía, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	G.I.	96.65	100	*	—	0.70	—	0.70	1.03
Gasolube Castilla y León, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	G.I.	96.65	100	0.10	—	0.30	—	0.40	0.32

						Total % of Ownership		Amounts in Millions of Euros

Name	Country	Parent Company	Other Investees (1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2002 Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)

CAMPSARED	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Operation and management of service stations	G.I.	96.65	100	8.40	18.00	18.50	—	44.90	37.12
Sociedad Catalana de Petrolis, S.A. (PETROCAT)	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Distribution and marketing of oil products	E.M.	43.69	45.00	15.10	(6.93)	0.43	—	3.87	4.89
Air Miles España, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Management of “Travel Club” membership card	E.M.	21.75	22.50	0.25	0.33	(1.05)	—	(0.11)	0.01
Carburants i Derivats, S.A. (CADESA)	Andorra	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution of oil by-products	E.M.	32.14	33.25	0.12	0.09	0.23	—	0.15	0.04
Hinia, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF Lubricantes y Especialidades, S.A.	Distribution and marketing of oil products	G.I.	96.65	100	0.60	2.60	0.60	—	3.80	1.06
Euro 24, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Distribution and marketing of oil products	E.M.	96.65	100	0.03	—	0.60	—	0.63	0.14
Noroil, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	PETRONOR	Distribution and marketing of oil products	G.I.	67.66	70.00	1.50	0.30	0.40	(0.10)	1.47	3.40
Solred, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF, S.A.	Management of means of payment at serv. stations	G.I.	96.65	100	7.30	5.70	6.90	—	19.90	7.76
Gestión de Puntos de Venta, Gespevesa, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Mark. of prod. at serv. st. and convenience stores	E.M.	48.33	50.00	5.41	1.07	0.70	—	3.59	2.70
Terminales Canarios, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	E.M.	48.33	50.00	20.82	1.10	0.42	—	11.17	10.41
Compañía Logística de Hidrocarburos CLH, S.A.	Spain	Repsol YPF, S.A.	PETRONOR	Transport and storage of oil products	E.M.	31.03	31.78	84.07	140.08	73.74	(49.74)	78.86	131.02
CLH Aviación, S.A.	Spain	CLH		Transport and storage of oil products	E.M.	31.03	100	21.00	15.25	1.57	—	37.82	21.00
Petróleos del Norte, S.A. (PETRONOR)	Spain	Repsol YPF, S.A.		Refining	G.I.	85.98	85.98	120.50	289.50	192.50	(176.60)	366.19	257.97
Asfalnor, S.A.	Spain	PETRONOR		Distrib. and marketing of asphalt products	G.I.	85.98	100	0.10	—	0.10	—	0.20	3.00
Repsol Exploración, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Oil and gas exploration and production	G.I.	100	100	24.62	502.89	153.16	—	680.67	258.37
Repsol Exploración Trinidad, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	1.81	13.41	—	—	15.22	15.19
Repsol YPF Cuba, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	1.94	(0.65)	(5.54)	—	(4.25)	0.00
Repsol Exploración Colombia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	1.94	(0.65)	(4.43)	—	(3.14)	0.00
Repsol Exploración Argelia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	3.97	150.23	51.62	—	205.82	117.20
Repsol Exploración Murzuq, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	7.83	319.26	89.85	(90.00)	326.94	326.80
Repsol Oil Operations AG	Switzerland	Repsol Exploración Murzuq, S.A.		Oil and gas exploration and production	E.M.	40.00	40.00	0.07	0.04	0.86	—	0.39	0.02
Repsol Inco AG	Switzerland	Repsol Exploración Murzuq, S.A.		Oil and gas exploration and production	E.M.	40.00	40.00	0.07	0.30	0.02	—	0.16	0.02
Repsol YPF Ecuador, S.A.	Spain	Repsol Exploración, S.A.	Repsol Petróleo, S.A.	Oil and gas exploration and production	G.I.	100	100	4.74	191.02	8.05	—	203.81	190.16
Repsol YPF OCP del Ecuador, S.A.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.	Portfolio company	G.I.	100	100	0.06	(0.02)	(0.62)	—	(0.58)	0.00
Repsol Exploración Securé, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	1.87	(0.62)	(1.06)	—	0.19	0.18
Repsol Exploración Perú, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	0.67	(0.22)	(6.78)	—	(6.33)	0.00
Repsol YPF Oriente Medio, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	0.18	(0.06)	(6.68)	—	(6.56)	0.00
Repsol Exploración Kazakhstán, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	0.18	1.64	(1.78)	—	0.04	0.04
Repsol Exploración Tobago, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	0.18	(0.06)	(0.50)	—	(0.38)	0.00
Repsol YPF Eléctrica de Brasil, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	0.18	(0.06)	2.47	—	2.59	2.42
Repsol Exploración Azerbaiyan, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	0.07	(0.02)	(1.56)	—	(1.51)	0.00
Repsol Exploración Venezuela, B.V.	Netherlands	Repsol Exploración, S.A.		Oil and gas exploration and production	G.I.	100	100	278.51	(128.43)	(205.33)	—	(55.25)	0.00
Flawin SAFI	Uruguay	Repsol Exploración Venezuela, B.V.		Oil and gas exploration and production	G.I.	100	100	24.31	—	—	—	24.31	24.31
Repsol YPF Venezuela, S.A.	Venezuela	Repsol Exploración Venezuela, B.V.		Oil and gas exploration and production	G.I.	100	100	15.73	87.45	(187.94)	—	(84.76)	0.00
Maxus Guarapiche, Ltd.	Cayman Islands	Repsol Exploración Venezuela, B.V.		Oil and gas exploration and production	G.I.	100	100	—	—	—	—	—	—
Maxus Venezuela Ltd	Cayman Islands	Repsol Exploración Venezuela, B.V.		Oil and gas exploration and production	G.I.	100	100	—	—	—	—	—	—
Repsol Exploración Egipto, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	0.07	61.36	26.46	—	87.89	41.36
Repsol YPF T & T, S.A.	Spain	Repsol Exploración, S.A.		Portfolio company	G.I.	100	100	0.06	6.08	(52.45)	—	(46.31)	0.40
BPRY Caribbean Ventures LLC	Trinidad & Tobago	Repsol YPF T & T, S.A.		Portfolio company	P.I.	10.00	10.00	215.13	(11.04)	78.29	(95.40)	18.70	250.92
BP Amoco Trinidad & Tobago	Trinidad & Tobago	BPRY Caribbean Ventures LLC		Oil and gas exploration and production	P.I.	10.00	100	112.74	66.79	235.44	(95.40)	319.57	215.13

Back to Contents

						Total % of Ownership		Amounts in Millions of Euros

Name	Country	Parent Company	Other Investees (1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2002 Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)

Dubai Marine Areas, Ltd. (DUMA)	U.K.	Repsol Exploración, S.A.		Oil and gas exploration and production	P.I.	50.00	50.00	0.08	139.32	19.16	—	79.28	13.39
Repsol Investigaciones Petrolíferas, S.A.	Spain	Repsol Exploración, S.A.		Oil and gas exploration and production	G.I.	100	100	225.89	332.14	(25.42)	—	532.61	530.39
Repsol Exploración Alga, S.A.	Spain	Repsol Investigaciones Petrolíferas, S.A.		Gas supply and logistics	G.I.	100	100	7.04	13.55	4.84	—	25.43	43.90
Repsol YPF Perú, BV	Netherlands	Repsol YPF, S.A.		Portfolio company	G.I.	100	100	119.54	83.96	(18.70)	—	184.80	177.71
Grupo Repsol YPF del Perú, S.A.C.	Peru	Repsol YPF Perú, B.V.		Portfolio company	G.I.	100	100	0.48	(0.09)	0.72	—	1.12	1.94
Refinadores del Perú, S.A.	Peru	Repsol YPF Perú, B.V.		Portfolio company	G.I.	78.76	78.76	149.67	7.81	8.41	(6.73)	125.35	119.47
Refinería La Pampilla, S.A.	Peru	Refinadores de Perú, S.A.		Refining	G.I.	47.29	60.04	140.22	19.56	15.88	—	105.47	158.30
Repsol Comercial, S.A.C.	Peru	Repsol YPF Perú, B.V.		Marketing of fuels	G.I.	100	100	29.78	(0.04)	(0.65)	—	29.09	30.43
Repsol YPF Comercial del Ecuador, S.A.	Ecuador	Repsol YPF, S.A.		Marketing of oil and gas	G.I.	100	100	66.69	(15.14)	(2.49)	—	49.06	47.40
Combustibles Industriales Oil Trader, S.A.	Ecuador	Repsol YPF Comercial Ecuador, S.A.		Marketing of oil and gas	G.I.	100	100	0.05	0.01	(3.33)	—	(3.27)	0.27
Repsol International Finance B.V.	Netherlands	Repsol YPF, S.A.		Finance and holding company	G.I.	100	100	339.92	582.15	(110.11)	—	811.96	564.04
Repsol LNG Port of Spain, BV	Netherlands	Repsol International Finance, B.V.		Portfolio company	G.I.	100	100	0.03	23.90	23.83	—	47.76	0.03
Atlantic 1 Holdings, LLC	Trinidad & Tobago	Repsol LNG Port of Spain, BV		Portfolio company	E.M.	20.00	20.00	232.57	(1.82)	(1.81)	—	45.79	46.51
Atlantic LNG	Trinidad & Tobago	Atlantic 1 Holdings, LLC		Gas supply and/or logistics	E.M.	20.00	100	232.57	9.33	32.70	—	274.61	232.57
Repsol International Capital	Cayman Islands	Repsol International Finance, B.V.		Finance	G.I.	100	100	0.66	(32.30)	(62.68)	—	(94.32)	—
Repsol Investeringen, BV	Netherlands	Repsol International Finance, B.V.		Finance	G.I.	100	100	0.02	(0.01)	—	—	0.01	0.02
Repsol Netherlands Finance, BV	Netherlands	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Finance	G.I.	100	100	0.02	63.68	3.42	—	67.12	0.02
Repsol YPF Capital, S.L.	Spain	Repsol International Finance, B.V.	Repsol YPF, S.A.	Portfolio company	G.I.	100	100	463.77	—	—	—	463.77	451.63
CAVEANT	Argentina	Repsol YPF Capital, S.L.	YPF, S.A.	Finance	G.I.	100	100	2.96	67.91	12.87	—	83.74	95.23
Gaviota RE	Luxembourg	Repsol International Finance, B.V.	Repsol YPF, S.A.	Reinsurance	G.I.	100	100	1.80	—	—	—	1.80	1.80
Cormorán RE	Luxembourg	Repsol International Finance, B.V.	Repsol YPF, S.A.	Reinsurance	G.I.	100	100	1.50	—	—	—	1.50	1.58
Repsol (UK) Ltd.	U.K.	Repsol International Finance, B.V.		Portfolio company	E.M.	100	100	21.49	(20.05)	0.09	—	1.53	1.45
Repsol Occidental Corporation	U.S.A.	Repsol International Finance, B.V.		Oil and gas exploration and production	P.I.	25.00	25.00	0.38	112.59	47.03	(106.37)	13.41	29.44
Repsol Química, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Petrochemicals	G.I.	100	100	60.50	84.30	(22.00)	—	122.80	122.69
Polidux, S.A.	Spain	Repsol Química, S.A.	Repsol YPF, S.A.	Petrochemicals	G.I.	100	100	17.40	(1.30)	(0.30)	—	15.80	15.80
Repsol Bronderslev A/S	Denmark	Repsol Química, S.A.		Chemicals	E.M.	100	100	3.10	3.30	1.10	—	7.50	4.80
Repsol Polívar, SPA	Italy	Repsol Bronderslev, A/S		Petrochemicals	E.M.	100	100	0.20	0.30	(0.60)	—	(0.10)	0.00
General Química, S.A.	Spain	Repsol Química, S.A.	Repsol Exploración Alga, S.A.	Chemicals	G.I.	100	100	3.00	37.60	2.10	—	42.70	27.60
Cogeneración Gequisa, S.A.	Spain	General Química, S.A.		Electricity cogeneration	E.M.	39.00	39.00	1.80	1.90	0.50	—	1.64	1.50
Dynasol Elastómeros, S.A.	Spain	Repsol Química, S.A.		Production of synthetic rubber	P.I.	50.01	50.01	16.80	35.80	7.00	—	29.81	8.40
Dynasol Elastómeros, S.A. de C.V.	Mexico	Repsol Química, S.A.		Production and marketing of chemicals	E.M.	49.99	49.99	47.50	1.80	(1.90)	—	23.70	20.60
Dynasol Gestión, S.A.	Spain	Repsol Química, S.A.		Management of Dynasol Elastómetros	E.M.	50.00	50.00	0.10	0.10	—	—	0.10	0.00
Repsol Portugal Petróleo e Derivados, Ltda.	Portugal	Repsol YPF, S.A.	R. YPF Lubricantes y Especialidades	Marketing of oil products	G.I.	100	100	43.40	64.90	(5.10)	—	103.20	101.94
Gespost	Portugal	Repsol Portugal Petróleo e Derivados, Ltda.		Marketing of oil products	G.I.	99.67	100	(*)	0.10	(0.50)	—	(0.40)	0.80
Repsol Portugal Gas de Petróleo Liquefeito, S.A.	Portugal	Repsol YPF, S.A.	R. YPF Lubricantes y Especialidades	Marketing of oil products	G.I.	100	100	0.05	9.40	0.80	—	10.25	0.17
Repsol Italia	Italy	Repsol YPF, S.A.	R. YPF Lubricantes y Especialidades	Marketing of oil products	G.I.	100	100	1.80	—	0.50	—	2.30	2.30
Gas Natural SDG, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Marketing of gas	P.I.	24.04	24.04	447.78	2,281.86	889.29	(76.12)	851.69	327.37
Sagane, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas supply	P.I.	24.04	100	94.80	5.92	59.74	—	160.46	42.00
Europe Maghreb Pipeline, Ltd. (EMPL)	U.K.	Sagane, S.A.		Gas transmission	P.I.	17.45	72.60	0.09	115.97	70.09	—	135.15	74.50
Metragaz, S.A.	Morocco	Sagane, S.A.		Gas transmission	P.I.	17.39	72.33	3.46	1.77	1.23	—	4.67	2.90
Grupo Enagás, S.A. (5)	Spain	Gas Natural SDG, S.A.		Gas supply and transmission	E.M.	9.83	40.90	358.10	405.68	110.07	(21.49)	348.62	97.80
Sociedad de Gas de Euskadi, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	E.M.	4.93	20.50	47.32	123.93	21.26	—	39.46	19.60
Iberlink Ibérica, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Studies and projects	P.I.	24.04	100	0.23	0.03	0.01	—	0.27	1.00

						Total % of Ownership		Amounts in Millions of Euros

Name	Country	Parent Company	Other Investees (1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2002 Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)

Kromschroeder, S.A.	Spain	Gas Natural SDG, S.A.		Production and marketing of gas products	E.M.	10.22	42.52	0.66	10.22	0.87	—	4.99	3.60
Natural Energy, S.A.	Argentina	Kromschroeder, S.A.	La Propagadora del Gas, S.A.	Marketing of gas	P.I.	11.99	72.00	0.02	—	—	—	0.01	0.00
Gas Natural Castilla y León, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.	21.66	90.10	6.33	76.06	13.15	—	86.08	6.30
Gas Natural Castilla La Mancha, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	P.I.	22.84	95.00	6.90	12.79	1.87	—	20.48	6.40
Gas Natural Rioja, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	P.I.	21.04	87.50	2.70	8.57	1.58	—	11.24	2.60
Gas Natural Navarra, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	P.I.	21.63	89.99	3.60	24.51	5.92	—	30.62	15.60
Gas Galicia SDG, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	P.I.	14.90	62.00	32.65	3.82	(1.41)	—	21.74	26.20
Gas Natural La Coruña, S.A.	Spain	Gas Galicia SDG, S.A.		Gas distribution	P.I.	13.56	91.00	1.80	0.21	(1.21)	—	0.73	1.60
Gas Aragón, S.A.	Spain	Gas Natural SDG, S.A.		Marketing of gas	E.M.	8.41	35.00	5.89	14.48	9.38	—	10.41	2.90
La Propagadora del Gas, S.A.	Spain	Gas Natural SDG, S.A.	ESESA	Gas distribution	P.I.	24.04	100	0.16	0.81	0.01	—	0.98	0.30
Gas Natural Informática, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Computer services	P.I.	24.04	100	19.92	4.94	(0.07)	—	24.78	19.90
Gas Natural Andalucía, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.	24.04	100	12.41	17.00	5.13	—	34.55	27.30
Compañía Auxiliar de Industrias Varias, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.I.	24.04	100	0.30	1.67	0.03	—	2.01	6.10
La Energía, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity cogeneration	P.I.	24.04	100	10.65	(0.11)	(0.06)	—	10.48	11.00
A.E. Sanitaria Vall d’Hebrón	Spain	La Energía, S.A.		Electricity cogeneration	P.I.	19.53	81.25	1.71	0.32	(0.08)	—	1.58	1.40
Gas Natural Comercializadora, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of gas	P.I.	24.04	100	0.60	6.99	19.35	—	26.94	0.60
Gas Natural Extremadura, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.	24.04	100	0.06	(0.01)	—	—	0.05	0.40
Gas Natural Servicios SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.I.	24.04	100	0.60	10.24	0.13	—	10.97	1.40
Gas Natural Electricidad SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity	P.I.	24.04	100	0.06	0.25	(0.02)	—	0.29	0.10
Gas Natural Trading SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Trading of gas	P.I.	24.04	100	0.06	2.48	39.73	—	42.28	0.10
Desarrollo del Cable, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Communications cable	P.I.	24.04	100	21.06	18.11	7.41	—	46.58	21.10
Equipos y Servicios, S.A. (ESESA)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.I.	24.04	100	0.12	1.25	(1.11)	—	0.26	0.30
Gas Natural Cantabria SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.	21.73	90.41	3.16	27.66	0.89	—	28.67	5.80
Gas Natural Murcia SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.	23.99	99.79	4.44	0.13	(1.31)	—	3.26	5.90
Gas Natural CEGAS	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.	21.74	90.42	10.53	56.84	0.54	—	61.41	20.20
Gas Natural Aprovisionamientos SDG, S.A.	Spain	Gas Natural SDG, S.A.	Sagane, S.A.	Gas supply	P.I.	24.04	100	0.60	2.03	3.96	—	6.59	0.60
Gas Natural Finance, BV	Netherlands	Gas Natural SDG, S.A.		Portfolio company	P.I.	24.04	100	0.02	1.00	0.69	—	1.71	—
Holding Gas Natural, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.I.	24.04	100	0.30	0.16	0.00	—	0.47	0.30
CEG Río, S.A.	Brazil	Gas Natural SDG, S.A.	Gas Natural Internacional SDG, S.A.	Marketing of gas	P.I.	9.20	38.26	5.39	(3.23)	6.28	—	3.23	75.60
Companhia Distribuidora de Gas do Río de Janeiro	Brazil	Gas Natural SDG, S.A.	Gas Natural Internacional SDG, S.A.	Marketing of gas	P.I.	6.92	28.77	48.65	3.00	6.95	—	16.86	210.00
Gas Natural Sao Paulo Sul, S.A.	Brazil	Gas Natural, SDG, S.A.		Gas distribution	P.I.	24.04	100	144.81	—	(9.77)	—	135.04	329.60
Gas Natural International, Ltd.	Ireland	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.I.	24.04	100	35.66	8.70	1.18	—	45.54	25.40
Gas Natural Internacional SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.I.	24.04	100	349.50	43.49	(97.54)	—	295.45	374.00
Manra, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.I.	24.04	100	3.65	0.43	(0.01)	—	4.08	31.10
Invergas, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.	Manra, S.A.	Portfolio company	P.I.	17.17	71.41	17.51	26.08	(0.07)	—	31.08	39.30
Gas Natural Ban, S.A.	Argentina	Invergas, S.A.	Gas Natural Argentina SDG, S.A.	Gas distribution	P.I.	12.04	70.00	76.69	69.62	(11.74)	—	94.20	191.00
Gas Natural Argentina SDG, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio company	P.I.	17.31	72.00	30.16	2.21	(0.02)	—	23.29	73.00
Gas Natural do Brasil	Brazil	Gas Natural Internacional, SDG, S.A.		Marketing of gas	P.I.	24.04	99.99	0.27	(0.13)	(0.28)	—	(0.13)	0.60
Serviconfort Brasil, S.A.	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural do Brasil, S.A.	Services	P.I.	24.04	99.99	1.65	(0.19)	(0.23)	—	1.23	1.70
Gas Natural México, S.A. de CV	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Gas distribution	P.I.	20.85	86.50	396.44	(93.72)	(3.32)	—	258.99	302.30
Servicios de Energía de México, S.A. de CV	Mexico	Gas Natural México, S.A. de CV	Sistemas Administración y Servicios, S.A. de C.V.	Portfolio company	P.I.	20.85	100	115.76	(30.07)	24.00	—	109.68	119.10

Comercializadora Metrogas	Mexico	Servicios de Energía de México, S.A. de CV	Gas Natural México, S.A. de C.V.	Gas distribution	P.I.	20.85	100	66.14	(20.79)	(3.54)	—	41.81	80.10
Adm. Servicios Energía México, S.A. de CV	Mexico	Servicios de Energía de México, S.A. de CV	Gas Natural México, S.A. de C.V.	Services	P.I.	20.85	100	0.01	(0.44)	0.02	—	(0.41)	0.00
Energía y Confort Admón. de Personal, S.A. de CV	Mexico	Gas Natural México, S.A. de CV		Services	P.I.	20.85	100	0.01	0.01	0.01	—	0.03	0.00
Gas Natural Servicios, S.A. de C.V.	Mexico	Gas Natural México, S.A. de CV		Services	P.I.	20.85	100	5.18	(1.16)	(2.23)	—	1.79	5.80
Transnatural RL de CV.	Mexico	Gas Natural México, S.A. de CV	Gas Natural SDG, S.A.		P.I.	22.45	100	4.17	(0.60)	(6.86)	—	(3.29)	2.30
CH4 Energía, S.A de CV.	Mexico	Gas Natural México, S.A. de CV			P.I.	10.43	50.00	0.47	0.10	0.15	—	0.36	0.30
Sistemas Administración y Servicios, S.A. de CV	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Services	P.I.	20.91	87.00	0.01	0.14	0.09	—	0.20	0.00
Natural Servicios, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Gas installations	P.I.	17.31	72.00	0.78	(0.08)	(0.08)	—	0.44	1.70
Serviconfort Colombia	Colombia	Gas Natural Internacional, SDG, S.A.		Services	P.I.	22.84	94.99	0.13	0.20	(0.02)	—	0.28	0.20

Back to Contents

						Total % of Ownership		Amounts in Millions of Euros

Name	Country	Parent Company	Other Investees (1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2002 Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)

Gas Natural, S.A. ESP	Colombia	Gas Natural Internacional, SDG, S.A.	Lauroste 98 / Sabinely 2000	Gas distribution	P.I.	14.20	59.07	12.28	128.39	12.93	—	90.73	194.80
Gas Natural Cundiboyacense, S.A. ESP	Colombia	Gas Natural, S.A. ESP		Gas distribution	P.I.	11.00	77.45	0.72	1.61	0.59	—	2.26	1.50
Gasoriente, S.A. ESP	Colombia	Gas Natural, S.A. ESP		Gas distribution	P.I.	7.74	54.50	3.35	38.04	3.51	—	24.47	75.30
Gases de Barrancabermeja, S.A. ESP	Colombia	Gasoriente, S.A. ESP		Gas distribution	P.I.	7.74	99.99	0.55	4.93	(0.05)	—	5.42	9.70
Gas Natural Latinoamericana	Spain	Gas Natural Internacional, SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.I.	24.04	100	0.60	(0.16)	(1.12)	—	(0.68)	0.70
Lauroste 98, S.L.	Spain	Gas Natural Internacional, SDG, S.A.		Portfolio company	P.I.	24.04	100	14.53	21.82	(16.03)	—	20.32	42.50
Sabinely 2000, S.L.	Spain	Gas Natural Internacional, SDG, S.A.		Portfolio company	P.I.	24.04	100	0.60	14.42	(11.29)	—	3.74	7.90
Portal Gas Natural	Spain	Gas Natural SDG, S.A.		E-business	P.I.	14.42	60.00	12.00	(1.59)	(23.01)	—	(7.56)	7.20
Portal del instalador, S.A.	Spain	Portal Gas Natural	Repsol YPF, S.A.	Services	P.I.	20.82	85.00	1.29	—	(0.02)	—	1.08	1.10
Torre Marenostrum, S.A.	Spain	Gas Natural SDG, S.A.		Real estate	E.M.	10.82	45.00	0.06	(*)	(0.11)	—	(0.02)	0.00
Gas Natural Vendita Italia, S.p.a.	Italy	Gas Natural SDG, S.A.	Gas Natural Internacional SDG, S.A.	Gas distribution	P.I.	24.04	100.00	0.10	—	(0.07)	—	0.03	0.20
YPF, S.A.	Argentina	Repsol YPF, S.A.	Repsol YPF Capital/ CAVEANT/R.Exploración	Oil and gas exploration and production	G.I.	99.04	99.04	5,193.61	1,846.11	1,533.71	(824.75)	7,674.30	13,226.00
YPF International, S.A.	Bolivia	YPF, S.A.	Repsol YPF Bolivia/Repsol YPF E&P Bolivia	Portfolio company	G.I.	99.04	100	228.04	(140.10)	34.72	—	122.65	122.56
YPF South Sokang, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.	99.04	100	(*)	(0.02)	(0.60)	—	(0.62)	(0.62)
YPF Energy Holdings N.V.	Neth. Antilles	YPF International, S.A.		Portfolio company	G.I.	99.04	100	400.66	(353.97)	29.10	—	75.78	75.78
YPF Jambi Merang, B.V.	Netherlands	YPF Energy Holding N.V.		Oil and gas exploration and production	G.I.	99.04	100	0.10	(0.09)	(0.01)	—	0.00	—
YPF Ecuador Inc.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.	99.04	100	0.97	(0.97)	—	—	0.00	—
Greenstone Assurance, Ltd.	Bermuda Islands	YPF International, S.A.		Reinsurance	G.I.	99.04	100	16.02	24.23	0.48	—	40.72	40.72
YPF Malasya, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.	99.04	100	(*)	(4.78)	(2.21)	—	(6.99)	(6.99)
YPF Indonesia, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.	99.04	100	7.62	10.78	(5.91)	—	12.48	12.49
Maxus Guyana, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.	99.04	100	(*)	(2.14)	(0.76)	—	(2.90)	(2.90)
Maxus Algeria, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.	99.04	100	(*)	(3.15)	—	—	(3.15)	(3.15)
YPF Holdings Inc.	U.S.A.	YPF International, S.A.		Portfolio company	G.I.	99.04	100	520.17	(356.13)	(72.20)	—	91.85	91.85
Apex Petroleum Inc.	U.S.A.	YPF Holdings Inc.		Other business activities	G.I.	99.04	100	1.24	—	—	—	1.24	1.24
CLH Holdings	U.S.A.	YPF Holdings Inc.		Finance	G.I.	99.04	100	27.85	(90.59)	(20.94)	—	(83.68)	(83.68)
Tierra Solutions Inc.	U.S.A.	CLH Holdings		Other business activities	G.I.	99.04	100	27.85	(90.59)	(20.94)	—	(83.68)	(83.68)
Maxus Energy Corporation	U.S.A.	YPF Holdings Inc.		Oil and gas exploration and production	G.I.	99.04	100	352.44	(120.33)	(2.76)	—	229.35	79.25
Maxus US Exploration Co.	U.S.A.	Maxus Energy Corporation		Oil and gas exploration and production	G.I.	99.04	100	1.78	(42.14)	(18.03)	—	(58.38)	(58.38)
Midgard Energy Co.	U.S.A.	Maxus Energy Corporation		Oil and gas exploration and production	G.I.	99.04	100	237.26	(134.08)	0.38	—	103.57	103.57
Diamond Gateway Coal Co.	U.S.A.	Maxus Energy Corporation		Other business activities	G.I.	99.04	100	(4.01)	1.05	(*)	—	(2.96)	(2.96)
Wheeling Gateway	U.S.A.	Maxus Energy Corporation		Other business activities	G.I.	99.04	100	n/a	n/a	n/a	n/a	n/a	n/a
Gateway Coal	U.S.A.	Wheeling Gateway	Diamond Gateway Coal	Other business activities	G.I.	99.04	100	(6.73)	0.66	(0.19)	—	(6.27)	(6.27)
Ryttsa USA Inc.	U.S.A.	YPF Holdings Inc.		Marketing of oil and gas	G.I.	99.04	100	27.12	15.16	2.23	—	44.52	44.52
Global Companies LLc. (4)	U.S.A.	Ryttsa USA Inc.		Marketing of oil and gas	P.I.	50.51	51.00	6.20	15.26	2.19	—	12.06	12.06
Compañía Mega	Argentina	YPF, S.A.		Gas fractionation	P.I.	37.64	38.00	193.98	(13.28)	11.65	—	73.10	73.06
Operadora de Estaciones de Servicio, S.A. OPESSA	Argentina	YPF, S.A.	Repsol YPF Gas, S.A.	Marketing of oil and gas	G.I.	98.90	99.85	114.07	(79.67)	0.60	—	34.95	35.00
Oiltanking Ebytem, S.A.	Argentina	YPF, S.A.		Oil and gas transportation and storage	E.M.	29.71	30.00	11.16	(4.67)	0.64	—	2.14	2.29
A&C Pipeline Holding	Cayman Islands	YPF, S.A.		Finance	E.M.	17.83	18.00	0.86	0.10	(*)	—	0.17	0.19
Oleoducto Trasandino Argentino	Argentina	A&C Pipeline Holding		Oil pipeline construction and operation	E.M.	17.83	100	43.29	18.31	5.51	(14.23)	52.89	9.54
Oleoducto Trasandino Chile	Chile	A&C Pipeline Holding		Oil pipeline construction and operation	E.M.	17.83	100	40.33	0.04	14.52	(11.92)	42.98	8.98
Petroken Petroquímica Ensenada, S.A.	Argentina	YPF, S.A.		Manufacturing and marketing of petrochemicals	E.M.	49.52	50.00	106.06	(11.44)	18.85	—	56.73	56.37
PBB Polisur	Argentina	YPF, S.A.		Manufacturing and marketing of petrochemicals	E.M.	27.73	28.00	43.78	150.68	(120.58)	—	20.69	20.70
Profertil	Argentina	YPF, S.A.		Manufacture and sale of gas products	P.I.	49.52	50.00	337.82	(83.55)	(10.37)	—	121.95	121.98
Refinerías del Norte, S.A. (REFINOR)	Argentina	YPF, S.A.		Refining and marketing of oil products	P.I.	49.52	50.00	87.35	34.71	16.46	—	69.26	69.24

Back to Contents

						Total % of Ownership		Amounts in Millions of Euros

Name	Country	Parent Company	Other Investees (1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2002 Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)

Terminales Marítimas Patagónicas, S.A.	Argentina	YPF, S.A.		Logistics of oil by-products	E.M.	32.83	33.15	13.70	37.58	9.18	—	20.04	20.12
Oleoductos del Valle, S.A. (OLDELVAL)	Argentina	YPF, S.A.		Logistics of oil by-products	E.M.	36.64	37.00	104.98	4.38	36.86	(2.32)	53.24	53.22
Gas Argentino, S.A. (GASA)	Argentina	YPF, S.A.		Portfolio company	E.M.	44.89	45.33	294.52	(252.74)	(176.28)	—	(60.97)	0.00
Metrogas, S.A.	Argentina	Gas Argentino, S.A. (GASA)		Gas distribution	E.M.	31.42	70.00	542.87	(358.61)	(247.52)	(1.96)	(45.65)	0.00
Poligas Luján, S.A.	Argentina	YPF, S.A.		Bottling, transmission and marketing of LPG	G.I.	50.01	50.49	n/a	n/a	n/a	n/a	n/a	n/a
A.P.D.C.	Cayman Islands	YPF, S.A.		Oil and gas exploration and production	G.I.	99.04	100	28.71	(16.88)	—	—	11.83	11.83
Enerfín, S.A.	Uruguay	YPF, S.A.		Finance	G.I.	99.04	100	n/a	n/a	n/a	n/a	n/a	n/a
Astra Evangelista, S.A.	Argentina	YPF, S.A.	A.P.D.C.	Engineering and construction	G.I.	99.04	100	8.30	(1.78)	13.86	—	20.37	20.41
AESA Construcciones y Servicios	Brazil	Astra Evangelista, S.A.	YPF, S.A.	Engineering and construction	G.I.	99.04	100	1.06	(1.06)	—	—	0.00	—
Adicor, S.A.	Uruguay	Astra Evangelista, S.A.			G.I.	99.04	100	n/a	n/a	n/a	n/a	n/a	n/a
Inversora Dock Sud, S.A.	Argentina	YPF, S.A.		Portfolio company	E.M.	42.45	42.86	89.65	(3.81)	(209.82)	—	(53.14)	(53.41)
Central Dock Sud, S.A.	Argentina	Inversora Dock Sud, S.A.	YPF, S.A.	Electric power generation and retailing	E.M.	39.53	79.83	8.30	60.09	(197.71)	—	(103.24)	(0.95)
Pluspetrol Energy, S.A.	Argentina	YPF, S.A.		Oil and gas exploration and production	P.I.	44.57	45.00	91.87	(37.22)	(112.61)	—	(26.08)	(26.04)
Repsol YPF Chile, Limitada	Chile	Repsol YPF, S.A.	OPESSA	Administration of YPF’s investments in Chile	G.I.	100	100	74.98	22.51	10.39	—	107.88	104.79
Operaciones y Servicios YPF	Chile	Repsol YPF Chile, Limitada	Petróleos Transandinos, S.A.	Operation of service stations	G.I.	100	100	1.06	(0.75)	0.23	—	0.53	0.53
Petróleos Transandinos YPF, S.A.	Chile	Repsol YPF Chile, Limitada	YPF, S.A. / OPESSA	Marketing and distribution of fuels and lubricants	G.I.	100	100	39.92	10.28	7.32	—	57.51	56.90
Repsol YPF Bolivia, S.A.	Bolivia	Repsol YPF, S.A.	R. Exploración/R. Exploración Perú/R. Exploración Colombia/ R. YPF E&P Bolivia	Portfolio company	G.I.	100	100	1,020.27	(323.89)	8.01	—	704.39	704.39
Repsol YPF E&P de Bolivia, S.A.	Bolivia	Repsol YPF Bolivia, S.A.	Rex. Perú, S.A. / Rex. Colombia, S.A.	Oil and gas exploration and production	G.I.	100	100	0.47	0.00	(0.36)	—	0.11	0.11
Andina Corporation	Cayman Islands	Repsol YPF Bolivia, S.A.		Finance	G.I.	100	100	253.28	25.37	12.09	—	290.74	290.74
Empresa Petrolera Andina, S.A.	Bolivia	Andina Corporation		Oil and gas exploration and production	G.I.	50.00	50.00	286.47	101.57	25.78	—	206.91	232.66
Maxus Bolivia Inc.	Cayman Islands	Repsol YPF Bolivia, S.A.		Oil and gas exploration and production	G.I.	100	100	126.94	20.08	13.46	—	160.48	160.48
AESA Construcciones y Servicios Bolivia	Bolivia	Repsol YPF Bolivia, S.A.	R. YPF E&P de Bolivia, S.A. / Astra Evangelista	Engineering and construction	E.M.	100	100	0.01	0.00	0.51	—	0.52	0.52
Repsol YPF Brasil, S.A.	Brazil	Repsol YPF, S.A.		Exploitation and marketing of oil and gas	G.I.	100	100	461.27	(54.08)	(105.30)	—	301.88	361.00
Repsol YPF Distribuidora, S.A.	Brazil	Repsol YPF Brasil, S.A.		Operation and administration consulting services	G.I.	100	100	52.90	(5.90)	(4.76)	—	42.24	42.20
Transportadora Sul Brasileira do Gas, S.A.	Brazil	Repsol YPF Brasil, S.A.		Gas supply and logistics	E.M.	15.00	15.00	21.59	(2.52)	(1.64)	—	2.61	3.40
Operadora de Postos de Serviço, Ltd.	Brazil	Repsol YPF Brasil, S.A.		Operation of service stations	G.I.	100	100	6.72	0.00	(0.12)	—	6.60	6.60
REFAP	Brazil	Repsol YPF Brasil, S.A.		Refining and marketing of oil products	P.I.	30.00	30.00	73.39	33.96	16.48	—	37.15	37.10
Refinería de Petróleos Manguinhos	Brazil	Repsol YPF Brasil, S.A.		Refining and marketing of oil products	P.I.	30.71	30.71	5.53	42.88	2.83	(4.26)	14.43	14.40
Wall Petróleo, S.A.	Brazil	Refinería Petróleos Manguinhos		Marketing of oil products	P.I.	30.71	100	8.25	(2.45)	4.42	—	10.21	10.11
Wall Química, S.A.	Brazil	Refinería Petróleos Manguinhos	Wall Petróleo, S.A.	Marketing of petrochemicals	P.I.	30.71	100	1.55	(0.24)	0.11	—	1.42	1.42
Wall Postos, S.A.	Brazil	Repsol YPF Brasil, S.A.		Operation of service stations	G.I.	100	100	6.31	(2.35)	(0.28)	—	3.68	3.70

Consolidation method:
G.I.:	Global integration
P.I.:	Proportional integration
E.M.:	Equity method
n/a:	Not available
(*)	Amount less than €10,000.
(1)	Other Group companies with ownership interests of less than that of the parent company in the company’s capital stock.
(2)	Reflects the percentage owned by related parent company.
(3)	Relates to the value of the net investment.
(4)	The figures relate to the consolidated subgroup made up by Global Companies, Llc., Chelsea Sandwich Llc.and Global Montello Group Llc.
(5)	The Enagás Group comprises the following companies: Enagás, Gasoducto Braga-Tuy, S.A., Gasoducto Campomaior-Leira-Braga, S.A., Gasoducto Andalucía, S.A. and Gasoducto Extremadura, S.A.

Back to Contents

EXHIBIT INDEX

Exhibit No.	Description

1.1	Bylaws (Estatutos) of Repsol YPF, S.A., as amended (Spanish Version)

1.2	Bylaws (Estatutos) of Repsol YPF, S.A., as amended (English Version)

2.1	Indenture among Repsol International Finance B.V., Repsol S.A. and The Chase Manhattan Bank, N.A., as Trustee, dated as of May 15, 1995*

2.2	Trust Deed dated February 23, 1999 among Repsol International Finance B.V., Repsol, S.A. and Citicorp Trustee Company Limited relating to the1,400,000,000 3.75% Guaranteed Notes due 2004 issued by Repsol International Finance B.V. and guaranteed by Repsol. S.A.**

2.3	Trust Deed dated May 5, 2000 among Repsol International Finance B.V., Repsol, S.A. and Citicorp Trustee Company Limited relating to the1,000,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance B.V. and guaranteed by Repsol, S.A.**

2.4	Trust Deed dated August 4, 2000 among Repsol International Finance B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €600,000,000 Floating Notes due 2003 issued by Repsol International Finance B.V. and guaranteed by Repsol YPF, S.A.***

2.5	Supplemental Trust Deed dated August 30, 2000 among Repsol International Finance B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €250,000,000 Floating Notes due 2003 issued by Repsol International Finance B.V. and guaranteed by Repsol YPF, S.A.***

2.6	Supplemental Trust Deed dated June 21, 2001 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €325,000,000 3.75% Guaranteed Notes due 2004 issued by Repsol International Finance, B.V. and guaranteed by Repsol YPF, S.A.****

2.7	Supplemental Trust Deed dated June 21, 2001 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €175,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance, B.V. and guaranteed by Repsol YPF, S.A.****

2.8	Pricing Supplement dated December 3, 2001 relating to the €750,000,000 5.75% Notes due 2006 issued by Repsol International Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Programme guaranteed by Repsol YPF, S.A.****

2.9	Pricing Supplement dated December 3, 2001 relating to the €900,000,000 Floating Rate Notes due 2003 issued by Repsol Intentional Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Programme guaranteed by Repsol YPF, S.A.****

2.10	Amended and Restated Trust Deed dated October 21, 2002 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €5,000,000,000 Guaranteed Euro Medium Term Notes Programme of Repsol International Finance, B.V. due from one month to 30 years from the date of original issue guaranteed by Repsol YPF, S.A.

4.1	Shareholders’ Agreement between Repsol YPF and La Caixa, dated January 11, 2000

4.2	Novation Agreement between Repsol YPF and La Caixa, dated May 16, 2002

4.3	Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated December 16, 2002

4.4	Second Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated June 20, 2003

8.	List of significant subsidiaries

10.1	Consent of Deloitte & Touche España, S.L.

10.2	Consent of PricewaterhouseCoopers

10.3	Consent of Gaffney, Cline & Associates

*	Previously filed as an exhibit to Registration Statement No. 33-84828.
**	Previously filed as an exhibit to our 1999 annual report on Form 20-F.
***	Previously filed as an exhibit to our 2000 annual report on Form 20-F.
****	Previously filed as an exhibit to our 2001 annual report on Form 20-F.