Form 20-F
period 2003-12-31
REPSOL YPF SA
filed 2004-07-01
CIK 847838

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003

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

        The number of certain outstanding shares of each class of stock of Repsol International Capital Limited benefiting from a guarantee of Repsol YPF, S.A. at December 31, 2003 was:

Series A 7.45% non-cumulative guaranteed preference shares	29,000,000
Series B floating rate quarterly non-cumulative guaranteed preference shares	1,000,000
Series C floating rate quarterly non-cumulative guaranteed preference shares	2,000,000

        The number of outstanding shares of each class of stock of Repsol YPF, S.A. as of December 31, 2003 was:

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

Yes ☒        No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐        Item 18 ☒

CROSS REFERENCE SHEET

The following table provides cross reference between the contents of this annual report and the requirements of Form 20-F.

Form 20-F Item	Repsol YPF 2003 Annual Report on Form 20-F
PART I	PART I
Item 1.	*
Item 2.	*
Item 3.	Item 1. Key Information about Repsol YPF
Item 4.	Item 2. Information on Repsol YPF
Item 5.	Item 3. Operating and Financial Review and Prospects
Item 6.	Item 4. Directors, Senior Management and Employees
Item 7.	Item 5. Major Shareholders and Related Party Transactions
Item 8.	Item 6. Financial Information
Item 9.	Item 7. Offering and Listing
Item 10.	Item 8. Additional Information
Item 11.	Item 9. Quantitative and Qualitative Disclosure About Market Risk
Item 12.	*
PART II	PART II
Item 13.	Item 10. Defaults, Dividend Arrearages and Delinquencies
Item 14.	Item 11. Material Modifications to the Rights of Securities Holders and Use of Proceeds
Item 15.	Item 12. Controls and Procedures
Item 16.	*
Item 16A.	Item 13A. Audit Committee Financial Expert
Item 16B.	Item 13B. Code of Ethics
Item 16C.	Item 13C. Principal Accountant Fees and Services
Item 17.	*
PART III	PART III
Item 18.	Item 13. Financial Statements
Item 19.	Item 14. Exhibits

*
Not applicable.

Table of Contents

Oil and Gas Terms	iii
Conversion Table	iv
Presentation of Certain Information	iv
Forward-looking Statements	v
References	v
PART I	1
1. Key Information about Repsol YPF	1
1.1 Selected consolidated financial data	1
1.2 Exchange rates	2
1.3 Risk Factors	4
2. Information on Repsol YPF	7
2.1 Repsol YPF	7
2.2 Operations	14
2.3 Regulation of the Petroleum Industry	56
2.4 Description of Property	73
2.5 Seasonality	73
2.6 Risk Control Systems	74
3. Operating and Financial Review and Prospects	77
3.1 Summarized Income Statement	77
3.2 Factors Affecting Repsol YPF's Consolidated Results of Operations	77
3.3 U.S. GAAP Reconciliation	84
3.4 Overview of Consolidated Results of Operations	87
3.5 Results of Operations by Business Segment	91
3.6 Extraordinary Income (Loss)	98
3.7 Analysis of Movements in Other Provisions	101
3.8 Liquidity and Capital Resources	101
3.9 Research and Development	113
3.10 Recent Developments	115
4. Directors, Senior Management and Employees	116
4.1 Directors and Officers of Repsol YPF	116
4.2 Compensation of Directors and Officers	127
4.3 Share Ownership of Directors and Officers	131
4.4 Employees	132
5. Major Shareholders and Related Party Transactions	137
5.1 Major Shareholders of Repsol YPF and Restrictions on Certain Transactions	137
5.2 Related Party Transactions	138
5.3 Interest of Management in Certain Transactions	140
6. Financial Information	140
6.1 Financial Information	140
6.2 Legal Proceedings	140
6.3 Dividends Policy	147
7. Offering and Listing	147
7.1 Historical Trading Information	147
7.2 Nature of the Trading Market	150
7.3 Securities Market Regulation	153
7.4 Trading by Subsidiaries/Affiliates	154
8. Additional Information	155
8.1 Memorandum and Articles of Association	155

i

8.2 Dividends	162
8.3 Taxation	163
8.4 Available Information	167
8.5 Material Contracts	167
9. Quantitative and Qualitative Disclosure About Market Risk	168
9.1 Oil Price Exposure	168
9.2 Foreign Currency Exposure	171
9.3 Interest Rate Exposure	174
9.4 Employee Share Purchase Programs	179
PART II	180
10. Defaults, Dividend Arrearages and Delinquencies	180
11. Material Modifications to the Rights of Security Holders and Use of Proceeds	180
12. Controls and Procedures	180
13A. Audit Committee Financial Expert	180
13B. Code of Ethics	180
13C. Principal Accountant Fees and Services	181
PART III	183
14. Financial Statements	183
15. Exhibits	183
16. Signatures	185

Oil and Gas Terms

        The following terms have the meanings shown below unless the context indicates otherwise:

"acreage"	The total area, expressed in acres, over which Repsol YPF has interests in exploration or production. Net acreage is Repsol YPF's interest, expressed in acres, in the relevant exploration or production area.
"calendar day"	When used with respect to production or capacity, means total annual production or capacity (after taking into account scheduled plant shutdowns) divided by 365.
"condensate"	Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.
"crude oil"	Crude oil with respect to Repsol YPF's production and reserves includes condensate and natural gas liquids.
"distillation"	A process by which liquids are separated or refined by vaporization followed by condensation.
"LNG"	Liquefied natural gas.
"LPG"	Liquefied petroleum gas.
"mmcf"	Million cubic feet.
"proved reserves"
Proved oil and gas reserves are the estimated volumes of crude oil, natural gas and others liquid hydrocarbons which geological and engineering data demonstrates with reasonable certainty that can be extracted from known reservoirs in future years under existing economic and operating conditions, such as prices and costs as of the date of the estimates. Prices include consideration of changes in existing prices only by contractual arrangements, but not of escalations based upon future conditions.
"proved developed reserves"
Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods and current economic conditions as of each balance sheet date. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

"proved undeveloped reserves"
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
1 million Btu = 252 termies
1 cubic meter of gas = 35.3 cubic feet of gas
1 cubic meter of gas = 10 termies

Presentation of Certain Information

        Since January 1, 1999 Repsol YPF publishes its financial statements in euros. Repsol YPF prepares its financial statements in conformity with generally accepted accounting principles in Spain, referred to as Spanish GAAP. Spanish GAAP differs in important respects from U.S. generally accepted accounting principles, referred to as U.S. GAAP. See Note 27 to the audited Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001 included elsewhere in this annual report for a description of the principal differences between Spanish and U.S. GAAP as they relate to Repsol YPF and for a reconciliation of net income and total shareholders' equity for the periods and as of the dates indicated. See also Section 3.3 "Operating and Financial Review and Prospects—U.S. GAAP Reconciliation."

        Unless otherwise indicated, the information contained in this annual report reflects:

  •
  for the subsidiaries whose results and balance sheet were consolidated using the global integration method at the date or for the periods indicated, 100% of the assets, liabilities and results of operations of such subsidiaries without excluding minority interests, and

  •
  for the subsidiaries whose results and balance sheet were consolidated using the proportional integration method, a pro rata amount of the assets, liabilities and results of operations for such subsidiaries at the date or for the periods indicated. For information regarding consolidation, see Note 1(b) to the Consolidated Financial Statements.

  •
  for the subsidiaries whose results were consolidated using the equity method, the amount of the financial investment in such subsidiaries corresponds to the pro rata share of the value of the assets of such subsidiaries, plus the amount, if any, of any associated goodwill.

        Starting in fiscal 2002, natural gas distribution volumes are expressed in billion cubic meters. This change seeks to standardize the information presented in this annual report and other reports published by Repsol YPF. Repsol YPF has historically expressed gas volumes in millions of termies and billion cubic feet. For comparison and uniformity purposes, and unless otherwise stated, 2001 natural gas distribution volumes have been restated in billion cubic meters throughout this annual report.

        Unless otherwise indicated, where this annual report provides translations into euros of amounts denominated in or resulting from transactions effected in currencies other than the euro, the conversion has been effected at the relevant exchange rate on the effective date of the transaction for accounting purposes. All other translations into euros of amounts in currencies other than the euro in this annual report have been calculated, unless otherwise indicated, at the relevant exchange rate on December 31, 2003.

Forward-looking Statements

        This annual report, including any documents incorporated by reference, contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF's financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF's plans with respect to capital expenditures, business strategy, geographic concentration, cost savings, investments and dividend payout policies. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF's control or may be difficult to predict. Accordingly, Repsol YPF's future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend payout policies could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, factors described in Repsol YPF's filings with the Securities and Exchange Commission and, in particular, those described in Section 1.3 "Key Information about Repsol YPF—Risk Factors" and Section 3 "Operating and Financial Review and Prospects" in this annual report. Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

Special Notice

        Repsol YPF has received comments from the Staff of the SEC relating to our annual report on Form 20-F for the year ended December 31, 2002, and as of the date of filing of this annual report, the SEC review process is still ongoing.

References

        In this annual report, references to "Repsol YPF," "Repsol YPF Group," "Group," "we," "us" and "our" refer to Repsol YPF, S.A. and its consolidated subsidiaries, unless otherwise specified.

        In this annual report, references to "Consolidated Financial Statements" are to Repsol YPF's audited consolidated balance sheets as of December 31, 2003 and 2002 and Repsol YPF's audited consolidated statements of income for the years ended December 31, 2003, 2002 and 2001.

        In this annual report, references to "euro" or "E" are to the European Union euro, which is Spain's legal currency, references to "dollars" or "$" or "US$" are to United States dollars, and references to "pesos" or "Ps." are to Argentine pesos. A "billion" is a thousand million and a "trillion" is a thousand billion.

v

PART I

1. Key Information about Repsol YPF

  1.1 Selected consolidated financial data

        The following table presents selected consolidated financial data of Repsol YPF. You should read this table in conjunction with Section 3 "Operating and Financial Review and Prospects" and the Consolidated Financial Statements included elsewhere in this annual report.

        The consolidated income statement data for each of the years in the three-year period ended December 31, 2003 and the consolidated balance sheet data as of December 31, 2003 and 2002 set forth below have been derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and notes thereto included in this annual report. The consolidated income statement data for each of the years in the two-year period ended December 31, 2000 and the consolidated balance sheet data as of December 31, 2001, 2000 and 1999 set forth below have been derived from Repsol YPF's consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(millions, except per share and ADS amounts)
Consolidated income statement data
Amounts in accordance with Spanish GAAP:
Operating revenues	€37,206	€36,490	€43,653	€45,742	€26,295
Operating income(1)	3,860	3,323	4,920	6,242	2,629
Income before income taxes and minority interest	3,278	2,850	2,503	4,325	1,743
Net income	2,020	1,952	1,025	2,429	1,011
Net income per ADS or share(2)(3)	1.65	1.60	0.84	2.03	0.97
Weighted average shares outstanding (millions)(3)	1,221	1,221	1,221	1,198	1,039
Amounts in accordance with U.S. GAAP(4):
Revenues	€27,974	€27,522	€41,075	€43,173	€23,909
Net income	1,921	1,286	980	1,911	1,134
Net income per ADS or share(2)(3)	1.57	1.05	0.80	1.60	1.09
Consolidated balance sheet data
Amounts in accordance with Spanish GAAP:
Property, plant and equipment, net	€19,471	€20,562	€30,436	€31,189	€25,925
Total current assets	12,004	11,092	12,107	11,617	8,588
Total assets	38,033	38,064	51,439	52,419	42,050
Long-term debt	6,454	8,273	13,488	14,886	10,223
Short-term debt	4,369	3,999	7,563	7,187	8,769
Shareholders' equity	13,632	13,586	14,538	15,143	12,526
Capital stock	1,221	1,221	1,221	1,221	1,188
Amounts in accordance with U.S. GAAP(4):
Total assets	€36,920	€37,230	€51,613	€52,060	€40,823
Long-term debt	5,962	8,137	13,140	14,902	8,616
Shareholders' equity	13,180	12,947	13,717	14,505	12,140

Other consolidated data
Amounts in accordance with Spanish GAAP:
Cash flow from operating activities	€5,373	€4,470	€5,489	€5,468	€2,681
Cash flow from investing activities	(3,633)	(195)	(3,580)	(5,853)	(16,792)
Cash flow from financing activities	(1,688)	(4,358)	(1,992)	412	14,318
Dividends per ADS or share(2)(3):	0.40	0.31	0.21	0.50	0.42

        In reading Repsol YPF's financial information provided above, you should be aware of all of the following information:

(1)
Spanish GAAP operating income excludes certain items that would be included in operating income under U.S. GAAP, principally labor force restructuring, provision for write-down of fixed assets, provision for estimated losses and gains on disposal of shares of majority-owned investments and fixed assets.

(2)
Information for all years is calculated based on the average number of shares outstanding during such year. Information for 1999 has been calculated based on outstanding capital stock of 900 million shares until July 7, 1999; 1,140 million shares from July 8, 1999 to July 19, 1999; and 1,188 million shares from July 20, 1999. Information for 2000 has been calculated based on outstanding capital stock of 1,188 million shares until September 5, 2000; 1,212,342,464 shares from September 6, 2000 to September 7, 2000; 1,220,508,578 shares from September 7, 2000 to December 14, 2000; and 1,220,863,463 shares from December 15, 2000. Information for 2001, 2002 and 2003 has been calculated based on outstanding capital stock of 1,220,863,463 shares.

(3)
Each Repsol YPF ADS represents one share.

(4)
The principal differences between Spanish GAAP and U.S. GAAP are explained below under Section 3.3 "Operating and Financial Review and Prospects—U.S. GAAP Reconciliation" and in Note 27 to the Consolidated Financial Statements.

  1.2 Exchange rates

        The following tables set forth, for the periods and dates indicated, information concerning the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of

New York buying rate for cable transfers in euros and the peseta equivalent thereof, as the case may be, per US$1.00.

Year ended December 31,	Period End	Average	High	Low
	(euros per U.S. dollar, except as noted)
1999 (pesetas per US$1.00 through January 15, 1999)	143.55	142.84	144.26	140.86
1999 (January 16, 1999 through December 31, 1999)	0.99	0.94	0.99	0.86
2000	1.07	1.09	1.21	0.97
2001	1.12	1.12	1.20	1.05
2002	0.95	1.07	1.16	0.95
2003	0.79	0.88	0.97	0.79
Month	Period End	High	Low
	(euros per U.S. dollar)
December 2003	0.79	0.84	0.79
January 2004	0.80	0.81	0.78
February 2004	0.80	0.81	0.78
March 2004	0.81	0.83	0.80
April 2004	0.84	0.85	0.81
May 2004	0.82	0.85	0.82
June 2004 (through June 28, 2004)	0.82	0.83	0.81

        The "average" column in the first table above represents the average of the noon buying rates on the last day of each month during the relevant period.

        On January 1, 1999, the euro (€) was introduced as a new currency in the following 12 European Union member states: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. Repsol YPF refers to these countries as the participating member states. The respective currencies of the participating member states, including the Spanish peseta, continued to be non-decimal subdivisions of the euro through March 1, 2002. The Spanish peseta has been irrevocably fixed against the euro at an exchange rate of Ptas. 166.386 = €1.00. On January 1, 2002, the participating member states officially started to issue new euro-denominated bills and coins for use in cash transactions. On March 1, 2002, the participating member states withdrew the bills and coins denominated in each of their currencies from circulation, and they are no longer legal tender for any transactions. Although some states withdrew their currencies prior to March 1, 2002, the Spanish peseta continued to be legal tender in Spain until February 28, 2002.

        Since January 15, 1999, the Federal Reserve Bank of New York no longer quotes a noon buying rate for the currencies of any of the participating member states, including Spain. The Noon Buying Rate for the euro on June 28, 2004 was €0.82 = US$1.00.

        For a discussion of Repsol YPF's foreign currency exposure, see Section 9.2 "Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exposure."

        On January 4, 1999, the Madrid Stock Exchange began quoting share prices, including those of Repsol YPF, in euros. Subsequently, dividends paid on shares of Repsol YPF were stated in euros. Currency fluctuations will affect the dollar equivalent of the euro price of Repsol YPF's shares on the Spanish stock exchanges and, as a result, are likely to affect the market price of the Repsol YPF American Depositary Shares ("ADSs") on the New York Stock Exchange. Currency fluctuations will also affect the dollar amounts received by holders of Repsol YPF ADSs on conversion by the depositary of cash dividends paid in euros on the underlying ordinary shares.

  1.3 Risk Factors

          1.3.1    Oil prices may fluctuate due to factors beyond Repsol YPF's control

        World oil prices have fluctuated widely over the last 10 years and are subject to international supply and demand factors over which Repsol YPF has no control. Political developments throughout the world (especially in the Middle East), the outcome of meetings of the Organization of the Petroleum Exporting Countries (OPEC), the evolution of stocks of oil and products, the participation of speculators and hedge funds, as well as significant conflicts, like the war in Iraq, can particularly affect world oil supply and oil prices. In 2003, the average international price for West Texas Intermediate ("WTI") crude oil price was US$31.06 per barrel, compared to an average of US$22.56 per barrel for the period 1994-2003, with high and low annual averages of US$31.06 per barrel in 2003 and US$14.39 per barrel in 1998, respectively. Reductions in oil prices negatively affect Repsol YPF's profitability, the valuation of its assets and its plans for capital investment including projected capital expenditures related to exploration and development activities. A significant reduction of capital investments may negatively affect Repsol YPF's ability to replace oil reserves.

          1.3.2    Natural gas prices in the various regions in which Repsol YPF operates may vary

        Natural gas prices in the various regions in which Repsol YPF operates tend to vary from one another as a result of significantly different supply, demand and regulatory circumstances, and such prices may be lower than prevailing prices in other regions of the world. In addition, excess supply conditions that exist in some regions cannot be utilized in other regions due to a lack of infrastructure and difficulties in transporting natural gas. Because of the significance of the overall investment in infrastructures, natural gas prices in regions where we operate are expected to remain lower than prevailing prices for natural gas produced in regions where there is strong natural gas demand and adequate transportation networks, such as in the United States.

          1.3.3    Repsol YPF has extensive operations in Argentina

        As at December 31, 2003, approximately 37.7% of Repsol YPF's assets are located in Argentina, corresponding for the most part to exploration and production activities. Also, in 2003, approximately 56.9% of Repsol YPF's operating income originated from activities in Argentina.

        Throughout 2003, Argentina began to recover from the profound crisis that began at the end of 2001. The severe devaluation of the peso permitted the expansion of exporting activity and the decrease of imports, in an international market context of favorable pricing of raw materials. The manufacturing and construction industries drove GDP growth of 8.7% in 2003. As a result of this recovery, inflation stabilized, at only 3.7% year-on-year in December 2003. In the currency markets, the peso appreciated relative to the U.S. dollar, in the context of the global downward trend of the U.S. dollar. In the political arena, the rise of President-elect Nestor Kirchner in May 2003 and the consolidation of his position throughout the year led to a stabilized government which did not exist during the crisis. At the end of 2003, Kirchner's political party, the Justicialismo, maintained a majority in both houses of Congress, and held the majority of the provincial governships.

        With the improvement in the political and economic condition of the country, the regulatory environment applicable to the energy sector, which was deeply affected by the emergency measures adopted during the crisis, began to stabilize. However, since March 2004 and, as a consequence of a shortage in the domestic supply of natural gas and continued high international oil prices, the government has adopted additional measures that modify the regulatory environment. On the one hand, the government has approved an increase in well head gas prices for industries and electricity generators; on the other hand, it has imposed limits on the export of gas to Chile and has taken additional measures, including imposing limits on the supply of gas to industrial consumers. The government has increased the export tax for crude oil and LPG from 20% to 25% and from 5% to 20%, respectively, and has reintroduced the export tax for gasoline at 5%. Additionally, since May 28, 2004 exports of natural gas are subject to customs duties of 20%. These measures could have a negative impact on our results of operation in Argentina. As of the date of this annual report, in the view of management, the transmission of relatively high international prices to domestic prices may be further delayed.

        Even if the growth trends and macroeconomic stability noted in 2003 continue, the energy sector and Repsol YPF will continue to face significant risks of an economic and political slowdown.

        The main economic risks we face because of our operations in Argentina are the following:

  •
  difficulties in passing through the movements in international prices of crude oil and exchange rates to domestic prices;

  •
  difficulties in increasing local prices of natural gas for our residential customers (households); for industrial consumers, there is an already approved phasing in of tariff increases;

  •
  higher taxes on exports of hydrocarbons;

  •
  quantitative restrictions on natural gas exports;

  •
  political pressure to carry out hydrocarbon import activities even if unprofitable or loss-making;

  •
  higher taxes on domestic sales of fuel; and

  •
  in the event that negotiations regarding Argentina's public debt do not progress positively, the possibility that a deterioration in Argentina's relations with multilateral credit institutions, such as the IMF, will impact negatively on local capital controls, and result in a deterioration of the business climate.

          1.3.4    The oil and gas industry is subject to particular operational risks

        Oil and gas exploration and production activities are subject to particular economic risks, some of which are beyond the control of Repsol YPF. These activities are subject to production, equipment and transportation risks, natural hazards and other uncertainties including those relating to the physical characteristics of an oil or natural gas field. The operations of Repsol YPF may be curtailed, delayed or canceled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment and compliance with governmental requirements. If these risks materialize, Repsol YPF may suffer substantial losses and disruptions to its operations. Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs are taken into account. These activities are also subject to the payment of royalties and taxation, which tend to be high compared with those payable in respect of other commercial activities.

          1.3.5    Repsol YPF's acquisition of exploratory acreage and crude oil and natural gas reserves is subject to strong competition

        Oil companies, including Repsol YPF, must maintain a certain level of undeveloped oil and natural gas reserves to keep their results from exploration and production activities relatively stable over time. Crude oil and natural gas production blocks are typically auctioned by governmental authorities. Repsol YPF faces intense competition in bidding for such production blocks, especially those blocks with the most attractive crude oil and natural gas reserves. Such competition may result in Repsol YPF's failure to obtain desirable production blocks or result in Repsol YPF's acquiring such blocks at a higher price.

          1.3.6    Repsol YPF's operations are subject to extensive regulation

        The oil industry is particularly subject to extensive regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling and exploration obligations, restrictions on production, price controls, required divestments of assets and foreign currency controls over the development and nationalization, expropriation or cancellation of contract rights. Such legislation and regulations cover virtually all aspects of Repsol YPF's activities in each of its three business segments (upstream, downstream and natural gas and electricity), inside and outside Spain, and may change. In Spain, for example, the government regulates maximum price levels for LPG and natural gas.

        In addition, the terms and conditions of the agreements under which Repsol YPF's oil and gas interests are held generally reflect negotiations with governmental authorities and vary significantly by country and even by field within a country. These agreements generally take the form of licenses or production sharing agreements. Under license agreements, the license holder provides financing and bears the risk of the exploration and production activities in exchange for resulting production, if any. Part of the production may have to be sold to the state or the state-owned oil company. License holders are generally required to pay royalties and income tax. Production sharing agreements generally require the contractor to finance exploration and production activities in exchange for the recovery of its costs from part of production (cost oil), the remainder of production (profit oil) being shared with the state-owned oil company on an agreed upon basis.

        Repsol YPF has operations in many countries throughout the world, including Iran and Libya. U.S. legislation, such as the Iran and Libya Sanctions Act of 1996, as amended and extended by the ILSA Extension Act of 2001 (the "Sanctions Act"), may impact Repsol YPF's operations in one or more of these countries. For example, the Sanctions Act requires the President of the United States to impose two or more of certain enumerated sanctions under certain circumstances on companies which engage in trade with or investment activities in Iran and until April 2004, in Libya. These sanctions include, among others:

  •
  prohibitions on loans from U.S. financial institutions, contracts with the U.S. government, and exports of certain U.S. technology, and

  •
  additional sanctions, as appropriate, to restrict imports from sanctioned persons.

        United Nations sanctions on Libya were lifted in the fall of 2003 and as of April 23, 2004, the Sanctions Act no longer applies to operations, including Repsol YPF's operations, in Libya.

        Repsol YPF cannot predict changes in U.S. legislation or interpretations of, or the implementation policy of the U.S. government with respect to, U.S. legislation, including the Sanctions Act.

          1.3.7    Repsol YPF is subject to extensive environmental regulations and risks

        Repsol YPF is subject to extensive environmental laws and regulations in almost all the countries in which it operates, which regulate, among other matters affecting Repsol YPF's operations, environmental quality standards for products, air emissions and climate change, water discharges, remediation of soil pollution and the generation, handling, storage, transportation, treatment and disposal of waste materials. These laws and regulations have had and will continue to have a substantial impact on Repsol YPF's operations. Repsol YPF's operations are subject to certain environmental risks that are inherent in the oil and gas industry and which may arise unexpectedly and result in material adverse effects on Repsol YPF's financial position and results of operations.

          1.3.8    Most of Repsol YPF's reserves are located in developing countries

        Substantial portions of Repsol YPF's hydrocarbons reserves are located in countries outside the EU, certain of which may be politically or economically less stable than EU countries. At December 31, 2003, 95.4% of Repsol YPF's net proved hydrocarbons reserves were located in Latin America and 4.3% in North Africa and the Middle East. Reserves in developing countries as well as related production operations may be subject to risks, including increases in taxes and royalties, the establishment of limits on production and export volumes, the compulsory renegotiation of contracts, the nationalization or denationalization of assets, changes in local government regimes and policies, changes in business customs and practices, payment delays, currency exchange restrictions and losses and impairment of operations by actions of insurgent groups. See Section 2.2.1 "Information on Repsol YPF—Operations—Exploration and Production." In addition, political changes may lead to changes in the business environment in which Repsol YPF operates. Economic downturns, political instability or civil disturbances may disrupt distribution logistics or limit sales in the markets affected.

          1.3.9    Exchange rates may fluctuate due to factors beyond Repsol YPF's control

        Repsol YPF faces exchange rate risk because the revenues and cash receipts it receives from sales of crude oil, natural gas and refined products are generally denominated in U.S. dollars or influenced by the U.S. dollar exchange rate, while a significant portion of Repsol YPF's expenses are denominated in the local currency of the countries where it operates, principally the euro and the Argentine peso. While an increase in the value of the U.S. dollar against these currencies tends to increase Repsol YPF's net income, such an increase would also increase the value of Repsol YPF's debt as the majority of its debt is denominated in U.S. dollars (either directly or synthetically through currency forward contracts). By contrast, a decrease in the value of the U.S. dollar against these currencies tends to decrease Repsol YPF's net income and reduce the value of its debt. In addition, Repsol YPF publishes its financial statements in euro by translating assets and liabilities expressed in currencies other than euro at period-end exchange rates and revenues and expenses expressed in currencies other than the euro at average exchange rates for the period. Fluctuations in the exchange rates used to translate these currencies into euro could have a material adverse effect on Repsol YPF's business, financial condition and results of operations.

          1.3.10    Conditions in the petrochemicals industry are cyclical and may change due to factors beyond Repsol YPF's control

        The petrochemicals industry is subject to wide fluctuations in supply and demand reflecting the cyclical nature of the chemicals market at regional and global levels. These fluctuations affect prices and profitability for petrochemicals companies, including Repsol YPF. Repsol YPF's petrochemicals business is also subject to extensive governmental regulation and intervention in such matters as safety and environmental controls.

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

        Repsol YPF began operations in October 1987 as part of a reorganization of the oil and gas businesses then owned by Instituto Nacional de Hidrocarburos, a Spanish government agency which acted as a holding company of government-owned oil and gas businesses. In April 1997, the Spanish government sold in a global public offering its entire remaining participation in Repsol YPF. During 1999, and as part of its international growth strategy, Repsol YPF acquired, through a series of acquisitions, YPF, a leading Argentine petroleum company and the former state oil and gas monopolist in Argentina. Since 1999, Repsol YPF has acquired additional shares of YPF and, as of December 31, 2003, Repsol YPF owned 99.04% of YPF.

        On June 28, 2000, the general meeting of shareholders approved the change of the company's name from Repsol, S.A. to Repsol YPF, S.A.

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

        For a description of our principal capital expenditures and divestitures see Section 3.8.2. "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Investments and Divestitures."

        Below is a simplified organizational chart of Repsol YPF's significant subsidiaries as of December 31, 2003, including their country of incorporation, main activities and Repsol YPF's ownership interest in those subsidiaries. For a complete list of Repsol YPF's subsidiaries, see Repsol YPF's Consolidated Financial Statements.

REPSOL YPF GROUP

REPSOL YPF
100%
REPSOL EXPLORACIÓN (EXPLORATION AND PRODUCTION)
99.97%
REPSOL PETRÓLEO (REFINING)
85.98%
PETRONOR (REFINING)
96.64%
REPSOL COMERCIAL (MARKETING)
100%
REPSOL QUIMICA (CHEMICALS)
19.67%
CLH (DISTRIBUTION)
5.33%
100%
REPSOL BUTANO (MARKETING)
27.15%(3)
GAS NATURAL (GAS)
REPSOL INTERNATIONAL FINANCE(1) (FINANCE AND HOLDING COMPANY)
100%
REPSOL INTERNATIONAL CAPITAL(2) (FINANCE)
A
B
30%
BP RY CARIBBEAN VENTURES (EXPLORATION AND PRODUCTION)
100%
REPSOL YPF BOLIVIA (EXPLORATION AND PRODUCTION)
100%
REPSOL YPF PERÚ, B.V (REFINING AND MARKETING)
100%
REPSOL YPF COMERCIAL DEL ECUADOR (MARKETING)
99.04%
YPF (EXPLORATION AND PRODUCTION, REFINING, MARKETING AND GAS)
100%
REPSOL YPF BRASIL (EXPLORATION AND PRODUCTION, REFINING, MARKETING AND GAS)
100%
REPSOL YPF CHILE (MARKETING)

A	Main subsidiaries incorporated in Spain (unless otherwise indicated).
B	Main Latin America subsidiaries.
(1)	Incorporated in the Netherlands.
(2)	Incorporated in the Cayman Islands.
(3)	On March 25, 2004 Repsol YPF notified the CNMV that its interest in Gas Natural had increased to 30.8%

          2.1.2    Organization of Repsol YPF

        Repsol YPF engages in all aspects of the petroleum business, including the exploration, development and production of crude oil and natural gas, the transportation of petroleum products, liquefied petroleum gas (LPG) and natural gas, petroleum refining, petrochemical production and the marketing of petroleum products, petroleum derivatives, petrochemicals, LPG and natural gas. Repsol YPF organizes its business along the following areas of activities:

  •
  Upstream:

          — Exploration and Production

  •
  Downstream:

          — Refining and Marketing

          — Chemicals

          — LPG

          — Trading

  •
  Gas and Electricity:

          — LNG

        Repsol YPF today has operations in 29 countries, the most significant of which are Spain and Argentina. Repsol YPF has a unified global corporate structure with headquarters in Madrid, Spain and Buenos Aires, Argentina. Repsol YPF manages its business as a fully integrated organization at both the operational and organizational levels. Key functions such as strategic planning, control, finance and human resources are centrally coordinated. In contrast, the operations of Repsol YPF are managed individually on a decentralized geographic basis and globally by division in order to maximize efficiencies and operating synergies.

        Repsol YPF's culture and management model is based on three pillars:

  •
  strategy-focused management style;

  •
  business units oriented towards outside clients; and

  •
  service units oriented towards business units as "inside clients".

        Within Repsol YPF's working culture, business plans, performance-based contracts and service agreements are adopted after careful discussion with, and consideration of new ideas from, different corporate bodies, which are typically structured as committees that provide advisory functions in the context of the decision-making process.

        In July 2003, the Board of Directors approved a new organizational structure thereby completing the process begun in September 2002 with the approval of new corporate governance criteria and the appointment of Ramón Blanco Balín as Chief Operating Officer (COO).

        In the new organizational structure, the Chief Operating Officer, the Corporate Directors (Institutional Affairs and the Assistant to the Chairman, the Chief Financial Officer (CFO), Human Resources, External Relations, Legal Affairs, Planning and Control and Real State Activities) and the Country Manager for Argentina report directly to the CEO. The Corporate Audit Management, which is under the Board of Directors' Audit and Control Committee, also reports to the CEO.

        The business lines report directly to the COO. The Executive Vice-Presidency for Exploration and Production has been maintained. The competencies of the Vice-Presidency for Refining and Marketing are divided into five General Management areas: Refining and Marketing Europe, Refining and Marketing Latin America, Chemicals, LPG and Trading-transport (RYTTSA). A new Liquid Natural Gas Management area was created.

        The Country Managers also report to the COO, except for Argentina's Country Manager who reports directly to the CEO. The Corporate Management for Shared Services also reports to the COO, who is also responsible for the coordination activities with Gas Natural SDG.

          2.1.3    Strategy

        The Strategic Plan of Repsol YPF, presented to financial markets in November 2003, anticipates the maintenance and promotion of activities identified as priorities, activities in respect of which clear competitive advantage exists or activities in which Repsol YPF expects to obtain higher than average yields. The activities on which the management of Repsol YPF will focus in the period 2003-2007 are:

  •
  The production of petroleum and natural gas in Latin America, the Caribbean, North Africa, with expansion into Western Africa and the Middle East;

  •
  The marketing of natural gas and LNG in America and Southern Europe through integrated projects; and

  •
  Refining, marketing, LPG and petrochemicals in Southern Europe and South America.

        Repsol YPF's strategy for the period 2003-2007 aims to meet the priority targets of creating value through improving the return on capital employed. In order to fulfill these profitability targets, Repsol YPF's Strategic Plan for the period is based on four essential pillars:

  •
  operating business excellence: Repsol YPF believes that operating excellence at all levels will be key to maintaining its profitability in mature businesses which generate high free cash flow. In order to meet this goal, Repsol YPF will continue the cost optimization and improvements in competitiveness in all of its business areas, without diminishing the quality of its operations;

  •
  financial discipline: Repsol YPF will further emphasize the financial discipline policy which has been implemented in the last few years and will set its target net debt to capitalization ratio at 15% to 25% over the 2003-2007 period. See Section 3.8.1 "Liquidity and Capital Resources—Financial Condition";

  •
  profitable growth: the strategic plan for the period contemplates annual oil and gas production growth for the period 2002-2007 that would place it at the high end of the growth expectations of other international oil companies. Repsol YPF believes any such production increases would be compatible with higher profitability by increasing the unit production margin, due in equal measure to cost reductions and higher end user prices;

  •
  geographical diversification through expansion into countries and areas such as Trinidad and Tobago, Libya, the Gulf of Mexico, Ecuador, Bolivia, Brazil, Venezuela, West Africa and Saudi Arabia. This diversification will go hand in hand with the consolidation of production in Argentina, and aims to improve Repsol YPF's business structure and risk profile.

        We expect that execution of our strategic objectives will contribute to value-creation, which in terms of return on average capital employed (ROACE) will reach 9% and adjusted return on average capital employed (adjusted ROACE) will reach 14% in fiscal year 2007 under base plan conditions (which conditions include assumptions as to (i) average Brent crude oil prices, (ii) the euro-U.S. dollar exchange rate, (iii) the applicable effective tax rate, (iv) medium-cycle downstream margins, and (v) current Spanish GAAP).

        In order to achieve the previously announced goals, Repsol YPF's business areas will develop their strategies in accordance with the following guidelines:

  •
  In Exploration and Production, the objective is to obtain a greater than 5% annual hydrocarbon production growth, over the expectations of the majority of international oil companies, improving the unit production margin. The strength of current Exploration and Production assets, together with attractive projects in the portfolio, will drive this growth. In addition, unit costs would remain at very competitive levels, lower than the sector average. The production growth will be mainly based on our assets in Trinidad and Tobago, Libya, Bolivia, Venezuela, Argentina, Ecuador, Brazil, Gulf of Mexico, and Mexico. Other projects might provide additional opportunities for growth beyond 2007, including growth projects in Bolivia, Trinidad and Tobago, Cuba, Algeria, the Gulf of Mexico, Saudi Arabia, Argentina, the Middle East and West Africa, providing a solid foundation for oil and gas production beyond 2007.

  •
  In Gas and Electricity, the objective is to achieve profitable growth based on the development of integrated channels. Repsol YPF's large gas reserves, together with its experience in integrated LNG projects and its leadership position in emerging markets, will support its efforts in this area.

  •
  Repsol YPF will base its refining and marketing strategy on consolidating its position in those countries where it is a leader and on expanding into high potential markets that ensure quality earnings. Repsol YPF is present in markets with higher growth rates than the world average and that of industrialized countries. This, together with operational improvements and ongoing cost savings, will drive sustained earnings growth.

  •
  Repsol YPF's strategy for the chemical business is to further consolidate its competitive advantage in relation to integration with downstream and upstream activities, the use of proprietary highly competitive technologies, operating excellence and cost leadership.

          2.1.4    Economic and Operating Information

        Below are summaries of operating revenues of Repsol YPF by line of business and geographic area:

	2003	2002	2001	03 vs. 02	02 vs. 01
	(millions of euros)
Operating revenue by business segment
Exploration & Production	6,419	5,580	7,305	15.04%	(23.61)%
Refining & Marketing	32,480	31,289	32,491	3.81	(3.70)
Chemicals	2,240	2,109	2,355	6.21	(10.45)
Natural Gas & Electricity	1,486	3,110	5,900	(52.22)	(47.29)
Adjustments & other	(5,419)	(5,598)	(4,398)	3.20	(27.29)

	37,206	36,490	43,653	1.96	(16.41)

	2003	2002	2001	03 vs. 02	02 vs. 01
	(millions of euros)
Operating revenue by geographic segment
Spain	24,346	24,541	28,313	(0.79)%	(13.32)%
Argentina	5,940	5,415	8,621	9.69	(37.19)
Rest of Latin America	4,382	4,115	3,501	6.49	17.54
Rest of the world	2,538	2,419	3,218	4.92	(24.83)

	37,206	36,490	43,653	1.96	(16.41)

        Below is a summary of selected operating data of Repsol YPF:

	2003	2002	2001
Crude oil net proved reserves(1)
Spain	4,974	4,242	6,962
Argentina	1,274,343	1,399,601	1,487,696
Rest of Latin America	419,638	420,165	378,478
Rest of the world	182,776	194,688	421,852
Gas net proved reserves(2)
Spain	—	—	—
Argentina	8,226,655	9,431,883	10,122,647
Rest of Latin America	11,355,159	8,395,829	7,475,622
Rest of the world	359,845	378,067	994,294
Hydrocarbon net production(3)
Spain	1,481	2,647	2,244
Argentina	277,423	261,293	262,430
Rest of Latin America	105,510	71,522	47,792
Rest of the world	28,934	29,644	57,878
Refining capacity(4)
Spain	740	740	740
Argentina	334	334	334
Rest of Latin America	160	160	102
Crude oil processed(5)
Spain	32.4	31.9	32.3
Argentina	15.4	15.2	14.5
Rest of Latin America	5.6	5.7	4.2
Number of service stations(6)
Spain	3,611	3,653	3,704
Argentina	1,910	1,940	2,018
Rest of Latin America	956	906	811
Rest of the world	137	130	103
Sales of petroleum products(7)(8)
Spain	27,861	26,785	25,641
Argentina	8,116	8,001	8,550
Rest of the world	17,600	15,305	15,491
Sales of petrochemical products(7)
By region:
Spain	1,161	1,257	1,148
Argentina	662	539	632
Rest of the world	2,184	1,730	1,595
By product:
Basic	1,058	723	712
Derivative	2,949	2,803	2,663
LPG sales(7)
Spain	1,992	2,030	2,102
Argentina	308	342	363
Rest of Latin America	809	783	696
Rest of the world	84	81	84
Natural gas sales(9)
Spain	18.87	18.52	16.92
Argentina	2.49	2.22	2.26
Rest of Latin America	4.67	4.45	3.48
Rest of the world	4.32	1.68	1.10

(1)
Thousands of barrels of crude oil.

(2)
Millions of cubic feet of gas.

(3)
Thousands of barrels of oil equivalent.

(4)
Thousands of barrels per day. Information for 2003 and 2002 includes 30% of Refap refinery (Brazil), 30.71% of Manguinhos refinery (Brazil) and 50% of Refinor refinery (Argentina).

(5)
Millions of tonnes of oil equivalent. Information for 2003 and 2002 includes 30% of Refap refinery (Brazil) and 50% of Refinor refinery (Argentina).

(6)
Information for Argentina includes 50% of Refinor's service stations.

(7)
Thousands of tonnes.

(8)
Information since January 2003 includes 50% of sales of Refinor refinery and 30% of sales of Refap refinery.

(9)
Billion cubic meters. Includes 100% of sales volumes reported by Gas Natural although at December 31, 2003 Repsol YPF owned 27.15% of Gas Natural and accounts for it using the proportional integration method under Spanish GAAP because, since January 1, 2002, Gas Natural reports 100% of the natural gas sales volumes of each of its consolidated subsidiaries, regardless of Gas Natural's stake in such subsidiaries. In prior years, Gas Natural reported the natural gas sales volumes of each of its consolidated subsidiaries based on the consolidation method (global integration or proportional) used to account for each such subsidiary. Since January 1, 2002, Metrogas is accounted for by Repsol YPF under the equity method. In prior years, Metrogas was consolidated by Repsol YPF using the proportional integration method. For comparison and uniformity purposes, 2001 natural gas sales volumes have been restated to reflect these reporting changes.

          2.1.5    Business Environment

        During 2003, global economic growth of approximately 3% has set in motion a change in global oil demand, which led to a breakthrough from the climate of stagnation which was present in the three preceding years.

        According to data provided by Oil Market Intelligence, global refining of oil grew by 2.6 million barrels per day in 2003 relative to the number of barrels refined per day in 2002.

        Two factors play an important role in the ability of major vertically-integrated oil companies to create value: efficient resource management and the price of crude oil. Higher crude oil prices lead to higher margins, improved results of operations and incentives for further investment, assuming that resource management remains constant.

        The price of crude oil had a positive effect on our results of operations as the price of crude oil grew significantly relative to 2002. The average prices for Brent dated crude oil and West Texas Intermediate crude oil increased US$3.80 and US$4.90, rising to US$28.83 and US$31.06 per barrel, respectively, compared to 2002.

        Consequently, oil companies with a significant upstream portfolio generally improved their results of operations in 2003. Nevertheless, European oil companies, due to the depreciation of the dollar throughout 2003 relative to the euro, have suffered in comparison when translating their results of operations into euro and comparing such results against the prior year.

        The global refining market enjoyed exceptionally high margins in the first quarter of 2003, after which, during the following three quarters, margins declined, but concluded in 2003 very near to average margins experienced over the past 10 years. In any event, margins exceeded the low margins experienced in 2002. As with the case of upstream operations, the refining market in Europe has been hurt by the significant appreciation of the euro relative to the U.S. dollar.

        Average international margins in the petrochemical industry were at medium-low cycle levels in 2003, slightly higher than those of 2002. In this sense, and in comparison with 2002, basic chemical margins have developed favorably in the first half of 2003. In addition, higher urea and methanol margins, driven by higher natural gas prices in the United States, stand out.

        The natural gas sector, which is generally considered to have the greatest growth opportunities globally, continued to grow in Asia and America. Consequently, the LNG market has consolidated its global expansion.

        Asia has historically driven the development of LNG markets. In 2000, Japan, Korea and Taiwan represented more than 70% of global LNG consumption. Whilst this figure has decreased in recent years because of new markets in the United States and the European Union, the trend could shift back towards Asia due to the fact that China and India are new LNG importers. These two countries will soon see demand exceed their domestic production, and therefore regasification projects are being built in both countries. There are currently four projects in an advanced state of construction in these two countries.

        In addition to these emerging markets, in North America, LNG demand in the United States is experiencing strong growth due to the increase in natural gas demand to supply new combined cycle electricity generators and the decline in domestic production both in the United States and Canada. Existing terminals in the United States are currently under expansion, and there are more than 10 projects for new LNG regasification facilities in the United States and Mexico that have filed paperwork with the relevant authorities to obtain the necessary permits for construction.

        In order to meet the growing demand of LNG three new trains began operations in 2003, one in Trinidad and Tobago and two in Malaysia. These trains have increased global liquefaction capacity to approximately 140 million tonnes per year, an increase of approximately 8% in total capacity. New projects continue to be developed in countries including Australia, Russia, Norway, Egypt and Trinidad and Tobago. These projects, together with others in Africa and the Middle East, will increase annual global liquefaction capacity by more than 50 million tonnes per year by 2007.

          2.1.6    Development of the Business

        Repsol YPF's net income for 2003 increased 3.5% to €2,020 million. Cash flow from operating activities was €5,373 million as compared to €4,470 million in 2002. Net income per share increased from €1.60 in 2002 to €1.65 in 2003.

        Operating income in 2003 was €3,860 million as compared to €3,323 million in 2002. Operating income for 2002 included €613 million from Gas Natural's 2002 operating income, reflecting 100% of Gas Natural's operating income until May 2002 and 24% thereafter, while operating income for 2003 included €206 million from Gas Natural's 2003 operating income.

        The revaluation of the euro had a 20% effect on the foregoing results year-on-year because Repsol YPF's results are sensitive to the euro/dollar exchange rate. Instability in the Middle East, the weak dollar, restrictions in OPEC production, and a rise in demand pushed benchmark oil prices to a higher level than the year before. The average price of Brent was $28.83/bbl in 2003 in comparison with $25.02/bbl in 2002, although, if quoted in euros, the Brent price fell 3.7% from €26.50/bbl in 2002 to €25.52 /bbl in 2003. Refining margins widened considerably year-on-year to reach $3.19/bbl. Performance in the marketing area was excellent throughout the year. In Spain, sales of light products posted a record high while in Argentina, there was significant improvement in margins in 2003 although this was partly curtailed by the stability agreement. The average margins for chemicals were at a lower than mid-cycle level, if better than the year before, and there was improvement in basic petrochemicals margins during the first half of the year and urea and methanol margins throughout the year. Gas & Power results continued to be strongly affected by the changes in consolidation scope and the remuneration regime in the Spanish gas sector, both established in 2002.

        Repsol YPF's net debt was €5,047 million at December 31, 2003, falling €2,425 million from €7,472 million at December 31, 2002. See Section 3.8.1 "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition" for a reconciliation of net debt to total debt and an explanation as to why Repsol YPF believes "net debt" is a useful figure for investors.

2.2 Operations

          2.2.1    Exploration and Production

        Exploration and Production ("E&P") accounted for approximately 61%, 54% and 52% of Repsol YPF's operating income in 2003, 2002 and 2001, respectively.

        E&P includes the exploration and production of crude oil and natural gas in different parts of the world. Repsol YPF's oil and gas reserves are located in Latin America (Argentina, Bolivia, Trinidad and Tobago, Venezuela, Brazil, Ecuador and Colombia), North Africa (Libya and Algeria), the Middle East, Indonesia, Spain and the United States.

        Repsol YPF conducts its E&P activities through YPF, Repsol Exploración, Repsol YPF Bolivia and Repsol YPF Brasil.

        Repsol YPF estimates that at December 31, 2003 it had proved net oil and gas reserves of approximately 5,433 million barrels of oil equivalent, a 3.27% increase in comparison to 5,261 million barrels of oil equivalent at December 31, 2002. Reserves at December 31, 2002 represented a 6.15% decrease from 5,606 million barrels of oil equivalent at December 31, 2001. The decrease in proved net oil and gas reserves as of December 31, 2003 compared to such reserves as of December 31, 2001 was 3.09%. The reserves replacement ratio, excluding acquisitions and sales made during each respective year, was 25.0% and 69.5% of the annual production in 2003 and 2002, respectively, or 141.7% and 5.5% of the annual production in 2003 and 2002, respectively, including new acquisitions and sales. The increase in reserves in 2003 in respect to 2002 was mainly due to the acquisition, effective as of January 1, 2003, of an additional 20% interest in BP Repsol YPF Caribbean Ventures LLC or BPRY, owner of 100% of BP Trinidad and Tobago LLC or BPTT, titleholder of BP's assets in Trinidad and Tobago, and the approval by the Trinidad and Tobago Government of the construction of the fourth gas liquefaction train at the Atlantic LNG plant, while in 2002 reserves decreased due to the sale of assets in Indonesia. During 2003, Repsol YPF's average net production was approximately 1,132 thousand barrels of oil equivalent per day compared to 1,000 thousand barrels of oil equivalent per day in 2002.

        At December 31, 2003, Repsol YPF had oil and gas exploration and production interests in 22 countries, through concessions and contractual agreements, either directly or through its subsidiaries. Repsol YPF acted as operator in 18 of those countries. In March 2004, Repsol YPF, together with the Italian company ENI and Saudi Aramco, signed an agreement with the Ministry of Oil and Mineral Resources of Saudi Arabia for gas exploration and production in Area "C" after the bid submitted by the consortium was selected as the winner of the auction. This consortium will jointly operate the block. Because the concession was awarded after the year end, Saudi Arabia is not included among the 22 countries in which Repsol YPF had operations as of December 31, 2003.

            2.2.1.1    Oil and Gas Reserves

        Unless otherwise indicated below, Repsol YPF estimated its proved oil and gas reserves as of December 31, 2003, 2002 and 2001 in accordance with guidelines established by the Securities and Exchange Commission and accounting principles set by the Financial Accounting Standards Board. These standards require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World
	(thousands of barrels)
Proved developed and undeveloped net crude oil reserves (including condensate and natural gas liquids)
Reserves at Dec. 31, 2001	2,294,988	6,962	203,964	1,487,696	378,478	217,848	40
Reserves at Dec. 31, 2002(1)	2,018,696	4,242	188,733	1,399,601	420,165	5,918	37
Reserves at Dec. 31, 2003(2)	1,881,731	4,974	177,371	1,274,343	419,638	5,371	34

(1)
44.9% of reserves were estimated by Gaffney, Cline & Associates, independent engineers.

(2)
28.7% of reserves were estimated by Gaffney, Cline & Associates and DeGolyer & MacNaughton, independent engineers in 2003.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World
	(millions of cubic feet)
Proved developed and undeveloped net natural gas reserves
Reserves at Dec. 31, 2001	18,592,563	0	452,060	10,122,647	7,475,622	536,816	5,418
Reserves at Dec. 31, 2002(1)	18,205,779	0	323,095	9,431,883	8,395,829	50,088	4,884
Reserves at Dec. 31, 2003(2)	19,941,659	0	310,584	8,226,655	11,355,159	44,874	4,387

(1)
31.9% of reserves were estimated by Gaffney, Cline & Associates, independent engineers.

(2)
8.4% of reserves were estimated by Gaffney, Cline & Associates and DeGolyer & MacNaughton, independent engineers in 2003.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World
	(thousands of barrels of oil equivalent)
Total proved developed and undeveloped net reserves
Reserves at Dec. 31, 2001(1)	5,606,220	6,962	284,474	3,290,483	1,709,844	313,452	1,005
Reserves at Dec. 31, 2002(2)	5,261,043	4,242	246,275	3,079,366	1,915,415	14,838	907
Reserves at Dec, 31, 2003(3)	5,433,228	4,974	232,684	2,739,464	2,441,928	13,363	815

(1)
Includes 526,618 thousand barrels of crude oil equivalent relating to the minority shareholders of Andina (Bolivia) and 299,988 thousand barrels of crude oil relating to investees in Indonesia, which were deconsolidated at December 31, 2001.

(2)
Includes 622,180 thousand barrels of crude oil equivalent relating to the minority shareholders of Andina (Bolivia). Gaffney, Cline & Associates, independent engineers, estimated 37% of Repsol YPF's proved crude oil reserves, condensates, LPG and natural gas reserves.

(3)
Includes 606,409 thousand barrels of crude oil equivalent relating to the minority shareholders of Andina (Bolivia). Gaffney, Cline & Associates and DeGoyler & MacNaughton, independent engineers, estimated 15.4% of Repsol YPF's proved crude oil reserves, condensates, LPG and natural gas reserves in 2003. We do not audit the same fields each year and therefore, it is important to note that the reserves audited by third parties in 2002 and 2003 represented the vast majority of operated assets of Repsol YPF.

        Net oil and gas proved reserves at December 31, 2003 were 5,433 million barrels of oil equivalent (34.6% petroleum and liquids and 65.4% natural gas), a 3.27% increase compared to net oil and gas proved reserves of 5,261 million barrels of oil equivalent at December 31, 2002. This increase in net oil and gas proved reserves is a result of:

  •
  an increase of 482 million barrels of oil equivalent from the acquisitions of new assets. This change was mainly due to the acquisition, effective as of January 31, 2003, of an additional 20% stake in BPRY, which represented additional net proved oil and gas reserves of approximately 473 million barrels of oil equivalent, and the acquisition of an additional 25% interest in block Quiamare La Ceiba in Venezuela, which incorporated approximately 8 million barrels of oil equivalent;

  •
  a decrease of 88 million barrels of oil equivalent from revisions to previous estimates, principally in Argentina;

  •
  an increase of 191 million barrels of oil equivalent from field extensions and discoveries, principally in Trinidad and Tobago reflecting the Trinidad and Tobago Government's approval of the construction of the fourth gas liquefaction train and in Argentina; and

  •
  a reduction of 413 million barrels of oil equivalent from oil and natural gas production.

        The majority of the new reserves were added in Trinidad and Tobago. Approximately 23% of such new reserves were classified as proved developed and approximately 77% were classified as proved undeveloped. We believe that there are no significant uncertainties related to the development of such reserves given that major infrastructure is currently in place and development costs in Trinidad and Tobago are relatively low. We expect such additions to produce over an approximately 22 year period, given the existing contracts related to trains 1, 2 and 3, which are currently in operation, the expected commencement of train 4 at the beginning of 2006 and existing contracts to sell to domestic customers.

            2.2.1.2    Production

        The following table shows Repsol YPF's net daily average production of crude oil and natural gas for 2003, 2002 and 2001.

	2003	2002	2001
	(thousands of barrels per day)
Crude oil net production (including condensate and natural gas liquids)
Spain	4	5	5
North Africa and Middle East	60	61	68
Argentina	432	438	444
Rest of Latin America	98	80	72
Rest of the World	—	—	56

Total crude oil net production	594	584	645

	2003	2002	2001
	(millions of cubic feet per day)
Natural gas net production
Spain	—	13	8
North Africa and Middle East	101	110	109
Argentina	1,842	1,561	1,544
Rest of Latin America	1,074	648	329
Rest of the World	4	4	85

Total natural gas net production	3,021	2,336	2,075

	2003	2002	2001
	(thousands of barrels of oil equivalent per day)
Total crude oil and natural gas net production	1,132	1,000	1,015

        Repsol YPF's net petroleum production in 2003 was 413.3 million barrels of oil equivalent, a 13.2% increase from 2002. This increase was mainly due to an increase in production in Trinidad and Tobago, reflecting the purchase of an additional 20% interest in BPRY and the start of operations of the third liquefaction train at the Atlantic LNG plant, as well as higher gas production in Argentina in response to increased demand for gas as compared with prior years. Other factors that increased 2003 production, but to a lesser extent, are higher gas production in Bolivia, reflecting an increase in sales to Brazil, and higher oil production in Libya and Ecuador, all of which more than offset lower production in Dubai caused by natural oil production decline in oilfields in Dubai. Average daily net crude oil production in 2003 was 594 thousand barrels and average daily net natural gas production was 3,021 million cubic feet.

        Crude oil and natural gas production accounted for approximately 52.5% and 47.5%, respectively, of Repsol YPF's total production in barrels of oil equivalent during 2003. Repsol YPF's current estimated oil and gas net proved reserves/production ratio is 13.1, based on total net proved reserves as of December 31, 2003 and annual net production for 2003.

            2.2.1.3    Exploration, Development, Acquisitions and Production

        Repsol YPF's strategy is based on exploration and the efficient development of the fields it operates, focusing on regions with great potential and conditions favorable to improving Repsol YPF's competitive position, primarily Latin America, the Caribbean and North Africa, with expansion to West Africa and the Middle East.

        The tables below show production costs incurred by Repsol YPF and other details of Repsol YPF's production operations in 2003, 2002 and 2001.

	2003		2002	2001
	(millions of euro)
Exploration, development and acquisitions (incurred costs)
Exploration	266		193	309
Development	892		961	1,348
Acquisitions and other	1,327	(1)	1	166

Total	2,485		1,155	1,823

(1)
Includes gross fixed assets (which includes accumulated depreciation). If only net tangible assets were included, acquisitions and other costs would have been €1,004 million, and total incurred costs would have been €2,162 million in 2003.

	2003	2002	2001
Exploration, development and acquisitions
Exploratory concession net area(1)	246,962	156,926	166,959
Exploratory drilling tests finished	39	43	82
Positive	9	14	29
Discoveries and extensions(2)	191	138	219
Acquisitions (sales), net(2)	482	(234)	733

(1)
Square kilometers.

(2)
Millions of barrels of oil equivalent.

        At December 31, 2003, Repsol YPF had mineral rights with respect to a total of 299 blocks with a net surface area of 289,244 km2 (115 of these blocks were located in Argentina, with a net surface area of 89,138 km2), consisting of 144 production blocks with a net surface area of 42,282 km2 (85 of which were located in Argentina, with a net surface area of 24,748 km2) and 155 exploratory blocks with a net surface area of 246,962 km2 (30 of which were located in Argentina, with a net surface area of 64,390 km2).

        During 2003, Repsol YPF finished a total of 39 exploratory wells, nine of which were successful. In Argentina 27 exploratory wells were finished, five of which were successful, and in the rest of the world 12 were finished, four of which were successful. Three exploratory wells were under evaluation at December 31, 2003.

        At the end of 2003, Repsol YPF had 16 exploratory wells in progress, nine of which were located in Argentina and seven in the rest of the world.

        The following are the most significant activities conducted by Repsol YPF in the countries in which Repsol YPF had exploration and production interests in 2003.

  Algeria

        At December 31, 2003, Repsol YPF had mineral rights in four blocks. Two of these blocks are production blocks with a net surface area of 581 km2, and the other two are exploratory blocks with a net surface area of 6,772 km2. | During 2003, Repsol YPF obtained 369 km2 of 3D seismic data, thereby completing the 3D seismic program of 742 km2 in the exploratory block 401d (Berkine basin), operated by Repsol YPF with a 55% interest. Repsol YPF also obtained 943 km2 of 3D seismic data and 743 km of 2D seismic data in Block 351c - 352c (Reggane basin), also operated by Repsol YPF with a 45% participation.

        On January 1, 2003, Repsol YPF acquired from Orange Nassau 12.75% of the Repsol YPF-operated block Issouane, increasing its total participation to 59.50%. This production block includes the Tifernine, TIM and BEQ oilfields. As part of this transaction, Repsol YPF also acquired Orange Nassau's 21.26% interest in the Casablanca oilfield, as well as its 11.91% interest in the Boquerón oilfield, both of them located in Spain.

        In December 2003, Repsol YPF was awarded a new exploratory concession designated as M'Sari-Akabli in the Fourth Exploratory Round held by Algeria. The area, which encompasses four blocks (332a, 341a3, 339a1 and 337a1), has some discoveries made by Sonatrach and multiple dry gas prospects. These blocks lie adjacent to block 351c - 352c at Reggane basin, where Repsol YPF has a 45% interest. The total net surface area is 11,688 km2 over which Repsol YPF is the operator with a 45% participation. The other foreign partners are RWE (30%) and Edison (25%). The formal granting of the concession was awaiting final publication by the Algerian authorities as of December 31, 2003, and therefore has not been included in Repsol YPF's acreage as of such date.

        No exploratory wells were drilled in 2003.

        Net petroleum production in Algeria in 2003 was 10.1 million barrels of oil equivalent (an average of 27,535 barrels of oil equivalent per day), mainly from the TFT block (operated by Repsol YPF in conjunction with Sonatrach and Total Fina Elf) and, to a lesser extent, from the Issaouane block, operated by Repsol YPF. Net oil production was 3.5 million barrels, including condensates and liquids, and 37.0 billion cubic feet of natural gas. Net proved oil and gas reserves in Algeria at December 31, 2003 were 82.7 million barrels of oil equivalent.

  Argentina

        At December 31, 2003, Repsol YPF had mineral rights in 115 blocks, including 30 exploratory blocks with a net surface area of 64,390 km2, and 85 production blocks located in the Neuquén, San Jorge, Austral, Cuyana and Northwest basin, with a net surface area of 24,748 km2.

        Net petroleum production in Argentina in 2003 was 277.4 million barrels of oil equivalent (an average of 760,063 barrels of oil equivalent per day). Net crude oil production was 157.7 million barrels, including condensates and liquids, and 672.4 billion cubic feet of natural gas. Net petroleum production in Argentina broken down by area was, on average: Neuquén, 500,406 barrels of oil equivalent per day; San Jorge and Austral, 161,451 barrels of oil equivalent per day; Cuyana, 38,066 barrels of oil equivalent per day and Northwest, 60,140 barrels of oil equivalent per day. Net proved oil and gas reserves in Argentina at December 31, 2003 were 2,739 million barrels of oil equivalent.

        Compared to 2002, net petroleum production increased by 10.4% in Neuquén and by 2.7% in the Northwest basin, and decreased by 8.9% in Cuyana and by 0.4% in San Jorge and Austral.

        During 2003, a total of 27 exploratory wells were finished, five of which were successful. During 2003, Repsol YPF made two discoveries in the Neuquén basin with the exploratory wells Loma Alta xp-9, in block Valle del Río Grande, and with Cerro Bandera xp-164, in block Cerro Bandera. The other three discoveries were made with the exploratory wells Estancia Saraí Oeste x-2 (block Los Perales-Las Mesetas) and Estancia La Mariposa Este x-1 (block CGSJ-8), both in the San Jorge Gulf basin, and with the well Zampal Oeste x-3 (block Zampal Oeste in the Cuyana basin).

        In August 2003, Repsol YPF reached record production levels of 47 million cubic meters of gas per day in the Loma La Lata gasfield in Neuquén. Four large gas pipelines originate at Loma La Lata (Neuba I and II, Centro Oeste and Gasoducto del Pacífico) which meet internal demand and provides for the exportation of gas to Chile. Additional investments in infrastructure in this area have permitted the development of petrochemical projects like the Methanol Plant and Mega.

        During September 2003, in both the Neuquén and the Cuyana basins, Repsol YPF achieved record activity levels with 64 drilling, completion and other specific task equipment in operation. Sixty-eight percent of this equipment is in the Neuquén basin.

        In July 2003, Repsol YPF obtained an exploration permit for block Bandurria. This block was awarded through public bidding and has a total surface area of 931 km2 located in the center of the Neuquén province. Repsol YPF is the operator with a 37.5% participation. The other partners are Wintershall Energía S.A. (37.5%) and Pan American Energy, LLC (25%). Exploration activity started with the acquisition, during 2003, of 1,237 km2 of 3D seismic data. The first exploratory well is expected to be drilled in 2005.

        In 2003, the Secretariat of Energy of Argentina granted use of the CAM-1 exploratory block in the Austral basin to the consortium Repsol YPF (50%) and Sipetrol (50%). This block has a total surface area of 11,919 km2.

        In February 2003, Repsol YPF officially inaugurated the Compressing Station of the Primary Separation Unit Number 9 as well as the environmental facilities located at well NQ LLL-145 in the Loma La Lata oilfield, in the Neuquén basin. This new compressing station was incorporated into eleven other stations that commenced operations during 2001 and 2002 at this area, reaching an installed capacity of about 66,000 horse power, making Loma La Lata the field with the largest installed capacity in Argentina. The compressing unit increases the pressure of the natural gas extracted from the wells to the level required for its transportation to the main gas pipelines and final consumption centers.

        In March 2003, the LPG plant at El Portón-Buta Ranquil, in the Neuquén basin began operations. The project aims to remove gas liquids, LPG and gasoline from the associated gas from the El Portón and Chihuido de La Salina gas fields through an LPG plant, with subsequent reinjection of dry gas back into the fields to reduce pressure drops, thereby maintaining liquid recovery rates. Over the life of the project, LPG, crude oil, condensates and gasoline from high gas-oil ratio wells represent reserves of 40 million barrels. This plant currently processes approximately 3.6 million cubic meters of gas per day, representing 103% of the plant's nominal gas processing capacity, and produces 4,800 barrels of LPG per day, and 1,100 barrels of gasoline per day.

        At the Rincón de los Sauces field, work is being undertaken to mitigate the oil field's decline, observed halfway through 1999. Projects undertaken during 2003 include: the workover of water-injection wells, the installation of new electrical submergible pumps and the increase in capacity of some of the existing pumps, the drilling of in-fill wells, the installation of a new direct connection with the national electrical network (to provide electricity to the fields to ensure that Repsol YPF is not last to access the network and avoids any problems due to blackouts and the actualization of simulation models). During the last months of 2003, production at the CHSN (Chihuido de la Sierra Negra) field, the main production area, indicated that the decline is slowing.

        The main actions Repsol YPF undertakes to reduce natural depletion in the Gulf of San Jorge Basin are aimed at improving the recovery factor by drilling in fill and extension wells. Among these actions are the following: Drill 600 (one of the most important projects, with the perforation of approximately 200 wells per year until 2003 and which, due to the good productions results that were achieved since the second quarter of 2001, will continue at a similar pace), Los Perales-Las Mesetas, La Margarita, Trébol and a new project named Drill 150 in block Manantiales Behr. Repsol YPF continued to extend secondary recovery methods to new sectors, as well as through the incorporation of new reserves from low risk exploration and new extensions. Production levels are directly related to the number of active wells. Repsol YPF currently has 11 drilling rigs in the area.

  Azerbaijan and Kazakhstan

        At December 31, 2003, Repsol YPF had mineral rights in one exploratory block in Kazakhstan (Baiganinsk), operated by Repsol YPF, with a net surface area of 3,025 km2 and one exploratory block in Azerbaijan (Kurdashi) with a net surface of 28km2.

        By the end of 2003, after drilling two unsuccessful exploratory wells in 2002 and upon completion of its exploratory commitments, Repsol YPF and its other partners decided not to move forward with the second exploratory stage in the block Baiganinsk in Kazakhstan. The relinquishment of the block will take place during the first months of 2004. The government of Azerbaijan authorized the relinquishment of block Kurdashi in September 2003.

  Bolivia

        At December 31, 2003, Repsol YPF had mineral rights in 35 blocks, consisting of 10 exploratory blocks with a net surface area of 10,192 km2, and 25 production blocks with a net surface area of 1,974 km2.

        Net petroleum production in Bolivia was 26.7 million barrels of oil equivalent (an average of 73,197 barrels of oil equivalent per day), mainly from fields operated by Andina and the Mamore block. Net crude oil production was 7.8 million barrels, including condensates and liquids, and 106.2 billion cubic feet of natural gas. Net proved oil and gas reserves in Bolivia at December 31, 2003 were 1,262 million barrels of oil equivalent. Net proved reserves allocated to Andina are 1,213 million barrels of oil equivalent.

        During 2003, Repsol YPF finished three exploratory wells, one of them, the Surubí Noroeste x-1 in block Mamoré, was finished during the third quarter and produced positive results.

        Repsol YPF acquired BHP Billiton's 50% interest in block Mamoré, effective as of October 1, 2003. With this acquisition, which was approved by the Bolivian authorities in February 2004, Repsol YPF acquired 100% ownership of this block. Given the date the Bolivian authorities approved the transaction, the reserves corresponding to this acquisition will be included in the movements of reserves in the first quarter of 2004.

        During 2003, Repsol YPF undertook the necessary investments to start early production at the Margarita oil field (block Caipipendi), expected to begin during the second quarter of 2004. The consortium consists of Repsol YPF (37.5%), as operator, BG (37.5%) and Pan American Energy (25%).

        The horizontal side track MGR-X1STH was drilled in 2003 to test productivity of the horizontal wells and evaluate the optimal number of wells for the Margarita field development project. Work on this well commenced in early January 2003, and was successfully completed in May 2003.

        Together with BG Group and BP, Repsol YPF has undertaken preliminary studies to establish the technical and commercial alternatives, as well as the environmental and social impact, of the project for the production and sale of gas to be supplied from the Margarita field. The preliminary project execution phase, which includes economic, commercial, environmental requirements and pipeline route optimization aspects, has been finalized.

        In April 2003, the Transierra gas pipeline, on which construction began in 2002, commenced operations between Yacuiba and Río Grande. The pipeline is intended primarily to connect the gas produced on the San Alberto and San Antonio fields, where important discoveries have been made, with the Brazilian market. Andina (controlled by Repsol YPF), Petrobras and TotalFinaElf hold 50%, 35% and 15% interests, respectively, in these fields, which are operated by Petrobras. The new gas pipeline has been constructed by Transierra S.A., a company owned by the partners in the San Alberto and San Antonio fields, and whose main asset is the gas pipeline (GASYRG). The pipeline began transporting natural gas from block San Antonio (Sábalo Field) on April 18, 2003, transporting 2.5 million cubic meters per day. Current capacity, at the beginning of 2004, is 17 million cubic meters per day. During the fourth quarter of 2003, the pipeline transported approximately 9.1 million cubic meters per day, which resulted in an average of 7.2 million cubic meters per day in 2003.

        While the Bolivian Congress is discussing potential amendments to the laws applicable to the hydrocarbons, the Bolivian government has called a referendum for July 18, 2004 that will consist of five questions for Bolivian voters in relation to hydrocarbon activity in the country. Although the proposals for amendments to the applicable legislation involve certain key aspects of the regulatory environment applicable to the sector, it is not possible to determine what the final results of this referendum will be and therefore we are currently unable to assess the potential impact of the referendum or any potential amendments to our operations in Bolivia.

  Brazil

        At December 31, 2003, Repsol YPF had mineral rights in seven blocks located offshore, including six exploratory blocks with a net surface area of 3,094 km2, and one production block with a net surface area of 22 km2. Net proved reserves in Brazil at December 31, 2003 were approximately 53 million barrels of oil equivalent.

        In 2003, Repsol YPF abandoned, upon completion of its exploratory commitments, the BES-3 block in the Espirito Santo basin. During 2003, two exploratory wells were finished with negative results.

        Repsol YPF has a 10% stake in the Albacora Leste Field which is currently in development. The development project is on schedule with respect to production and injection drilling wells and the construction of production facilities and FPSO. During 2003, eight developmental horizontal wells were drilled, and five producer wells and one injector well were completed. The drilling program is expected to be completed by 2005.

        Production at Albacora Leste is expected to commence at the beginning of 2005. Total production is currently estimated at 120,000 barrels of oil equivalent per day by the end of 2005, and currently estimated production for 2007 and 2008 is 180,000 barrels of oil equivalent per day (100%). Net proved reserves at December 31, 2003 were 53.5 million barrels of oil equivalent.

        During 2003, 6,596 kilometers of 2D seismic data were acquired, as well as 1,621 km2 of 3D seismic data.

  Colombia

        At December 31, 2003, Repsol YPF had mineral rights in five blocks, consisting of four exploratory blocks with a net surface area of 1,923 km2, and one production block (Cravo Norte) with a net surface area of 17 km2.

        Net petroleum production in Colombia in 2003 was 1.7 million barrels of crude oil (an average of 4,756 barrels of crude oil per day), at block Cravo Norte. Net proved reserves in Colombia at December 31, 2003 were 6.1 million barrels of crude oil. No exploratory wells were finished in 2003.

        At the end of 2003, preliminary work was conducted to undertake an extensive production test in the Capachos-1 field (100% Repsol YPF), to begin in 2004, in order to evaluate the discovery made in 2002. The 2D seismic acquisition program covering 100 km (40 km in 2003 and 60 km in 2002) has been completed and analysis of the program's results is in progress.

        In 2003, 150 km of 2D seismic data were acquired in the San Miguel block, 100% owned by Repsol YPF.

        During the fourth quarter of 2003, Repsol YPF acquired 50% of the Catleya exploratory block in Colombia with a total surface area of 909 km2. Ecopetrol holds the other 50% participating interest and operates the field.

  Cuba

        At December 31, 2003, Repsol YPF had mineral rights in six exploratory blocks, with a net surface area of 10,702 km2. During 2003, the analysis of the existing seismic data was completed and several prospects were identified. The first well on the Yamagua prospect will be drilled in 2004 in a water depth of 1.650 meters over an estimated period of two months.

        No exploratory wells were drilled in 2003.

  Dubai

        At December 31, 2003, Repsol YPF had mineral rights in one production block with a net surface area of 454 km2. Net crude oil production was 11.2 million barrels (an average of 30,778 barrels of crude oil per day). Net proved reserves in Dubai at December 31, 2003 were 55.2 million barrels of crude oil. No exploratory wells were drilled in 2003.

        A miscible gas injection pilot project is in progress in the Fateh oil field using horizontal wells. Alternate injection cycles of water and gas commenced in 2000 and were completed in 2003. At the beginning of 2003, the first oil response was measured in the two pilot-producing wells and the positive response continued throughout 2003. Repsol YPF continues to evaluate the economic feasibility of a scale-up of the pilot project.

  Ecuador

        At December 31, 2003, Repsol YPF had mineral rights in three production blocks, with a net surface area of 1,225 km2. Net petroleum production in Ecuador was 3.7 million barrels of crude oil (an average of 10,002 barrels of crude oil per day), most of it from block 16. Net proved reserves in Ecuador at December 31, 2003, were 46.3 million barrels of crude oil. No exploratory wells were drilled in 2003.

        Repsol YPF has entered into a fifteen-year "ship or pay" agreement under which it may transport 100,000 barrels of crude oil per day through the heavy crude oil pipeline (OCP) from September 2003 to September 2018 (15 years), which include the estimated crude oil production from blocks 16 and 14.

        Expansion of production facilities in block 16 was completed promptly in 2003 to meet the OCP schedule. Reservoir performance is under re-evaluation. A new program to bring the production to 75,000 bpd has been developed and the proposal to the government to extend the contract to 2021 is under discussion. Repsol YPF is currently negotiating the expiration dates of mineral rights it holds in production blocks in Ecuador to align them with the expiration dates under transport agreements. This will allow Repsol YPF to adjust its crude oil production to the contracted crude oil transportation capacity (see Section 3.6 "—Extraordinary Income (Loss)—Provision for other contingencies").

  Equatorial Guinea

        During the fourth quarter of 2003, Repsol YPF acquired from Vanco a 25% participating interest in the offshore K exploratory block in Rio Muni in the Guinea Gulf, with a total surface area of 4,475 km2. This block lies adjacent to Block G of Amerada Hess where commercial discoveries have been made during the last two years.

  Guyana

        At December 31, 2003, Repsol YPF had mineral rights in one exploratory block located offshore, with a net surface area of 8,843 km2. No exploratory wells were drilled in 2003.

  Indonesia

        At December 31, 2003, Repsol YPF had mineral rights in one production block with a net surface area of 245 km2.

        Total net petroleum production in 2003 in Indonesia was 0.2 million barrels of oil equivalent (an average of 396 barrels of oil equivalent per day). Net natural gas production was 0.8 billion cubic feet. Net proved reserves at December 31, 2003 were 13.4 million barrels of oil equivalent. During 2003, no exploratory wells were drilled.

        Effective as of January 1, 2002, Repsol YPF sold to CNOOC Ltd. its interest in the South East Sumatra, Offshore North West Java (ONWJ), Poleng, Offshore West Madura and Blora blocks, in Indonesia, for €671 million, representing capital gains of approximately €49.4 million. The transaction encompasses interests with a net production of approximately 70,300 barrels per day, of which 79.2% is liquids and crude oil and 20.8% is gas, and net proved reserves of 300.0 million barrels of oil equivalent as of the end of 2001. Repsol YPF was the operator of the South East Sumatra Block.

  Iran

        At December 31, 2003, Repsol YPF had mineral rights in one exploratory block with a net surface of 792 km2 located in the foreland folded area of the Zagros range in Iran.

  Libya

        At December 31, 2003, Repsol YPF had mineral rights in 17 blocks, consisting of 15 exploratory blocks with a net surface area of 65,517 km2, and two production blocks with a net surface area of 1,413 km2.

        Net crude oil production in Libya in 2003, which was affected by the quotas assigned to it by OPEC, was 7.4 million barrels (an average of 20,244 barrels of crude oil per day), principally from block NC-115 (El-Sharara field). Net proved reserves in Libya at December 31, 2003 were 94.8 million barrels of crude oil.

        In 2003, two positive exploratory wells were finished. These two discoveries took place during the third quarter of 2003 in Block NC-115 with the exploratory wells O1 and N2 in the Murzuq basin. O1-NC115, which found a column of hydrocarbons larger than originally expected, increases the chances of similar structures being found in the totality of Block NC-115.

        In 2003, 2,361 km of 2D seismic data and 857 km2 of 3D seismic were recorded.

        In May 2003, Repsol YPF signed a contract with the Libyan National Oil Company (NOC) for the exploration and, if successful, commencement of production of six blocks in Libya. Repsol YPF will act as the operator with a 60% stake and OMV will hold the remaining 40%. With the award of the concession for these exploration blocks, Repsol YPF has consolidated its position in the Murzuq Basin and has started exploration activities in the Sirte Basin. The concession includes the M-1 block, currently designated as NC-200, in the Murzuq Basin, blocks O9 and O10 in the Sirte Offshore Basin, block S36 in the Sirte Basin, and blocks K1 and K3 in the Kufra Basin. The total surface area of these blocks is 78,474 km2. The contract contemplates the drilling of 12 exploration wells and the acquisition of 6,500 km of seismic data over the next six years, and involves an estimated initial investment of approximately US$90 million. The NC-200 block covers a total surface area of 7,900 km2 and is estimated by the industry to have the highest potential of all the blocks tendered. This block lies adjacent to another block operated by Repsol YPF, the NC-115 block, on which the giant El-Sharara field is located and which has a total production of 200,000 barrels per day.

        In August 2003, Repsol YPF obtained NOC approval to commence the development of field D in block NC-186 in the Murzuq basin, which is operated by Repsol YPF. The field has net proved reserves estimated as of December 31, 2003 of 6.7 million barrels and is expected to be in production in the third quarter of 2004. The development plan authorizes a production plateau of 35,000 barrels per day.

        In October 2003, Repsol YPF started production in field A in block NC-186, three months ahead of the schedule provided for in the NOC approved development plan in August 2002. Field A has net proved reserves estimated as of December 31, 2003 of 6.5 million barrels, and is expected to reach a production plateau of 40,000 barrels per day. Production from fields A and D will be connected with the facilities at El-Sharara, through an oil pipeline 31 kilometers long, and will be transported from there by an oil pipeline to the Zawia port in the Mediterranean Sea.

        In December 2003, Repsol YPF, Woodside Energy Ltd. (Australia) and Hellenic Petroleum, S.A. (Greece) entered into a new exploration and production agreement with NOC. The agreement covers six exploratory blocks, five of them in the terrestrial basin of Sirte (S16, S42, S11, S64 and S50) and one in the Murzuq basin (M15) with a total surface area of 20,129 km2. The agreement also covers a viability study for the development of Atchan Field, with a total additional surface of 1,539 km2 in the Murzuq basin, to be undertaken during the next three years. Repsol YPF has a participating interest of 35% in the agreement, while Woodside, which acts as operator, has a 45% interest, and Hellenic Petroleum owns the remaining 20%.

        The three companies have agreed to work together to market the potential gas discoveries in the area covered by the agreement, which has a term of duration of 30 years, and an initial six-year exploration phase that includes a commitment to undertake works such as geological studies, acquisition of seismic data and thirteen exploratory wells over a six-year period.

  Morocco

        During the second half of 2003, Repsol YPF was awarded 100% of three off-shore exploratory blocks: Tanger-Larache 1, 2 and 3. The three blocks have a total surface area of 5,500 km2. These blocks are located in the off-shore area of the Rharb basin and are promising with respect to the potential gas discoveries.

  Mexico

        In October 2003, Repsol YPF was awarded a Services Contract for the development and production of block Reynosa-Monterrey in the Burgos basin (northeast of Mexico). The agreement was awarded in the first international bidding process established by the Mexican national oil company PEMEX, to participate in the development and production of gas fields in Mexico.

        Block Reynosa-Monterrey is located in the northeast of Mexico, on the border with the United States, south of Río Grande. It has a total surface area of 3,538 km2, and consists of sixteen gas fields already in production.

        Repsol YPF seeks to substantially increase production through development instruments and currently expects to invest US$170 million in this block during the next three years.

        Repsol YPF expects to acquire and process 700 km2 of 3D seismic data, starting in the first quarter of 2004, and to drill eight new development wells. Repsol YPF estimates that this investment will be reflected in an increase in gas production by 2005. According to the projected schedule, Repsol YPF expects to increase five-fold the current production of 400 thousand cubic meters per day up to approximately 2 million cubic meters per day by 2007.

        Pursuant to this agreement, Repsol YPF has become the first international company able to participate in development and production activities in Mexico.

  Peru

        At December 31, 2003, Repsol YPF had mineral rights in five exploratory blocks with a net surface area of 38,703 km2. No exploratory wells were drilled in 2003.

        In mid-2003, Repsol YPF was awarded the concession for Block 57, located in the central jungle of Peru in the Ucayali-Madre de Dios basin, adjacent to Block 88, on which the Camisea field, which produces gas and condensates, is located. Repsol YPF's current participation in Block 57, with a total surface area of 6,111 km2, is 76.15%.

        In 2003, Repsol YPF was awarded a 76.15% interest in Block 90. Burlington owns the remaining 23.85%. Block 90 is located in the Ucayali-Madre de Dios basin, with a total surface area of 8,807 km2. This new block includes the more promising areas of former blocks 34 and 35 (in 2003, Repsol YPF abandoned both blocks after fulfilling its exploratory commitments). The commitment for the exploratory period in Block 90 is the acquisition of 170 km of 2D seismic data.

        Repsol YPF was also awarded Block TEA 80 (Repsol YPF 76.15%, Burlington 23.85%), in the Ucayali basin. This block has a total surface area of 21,131 km2 and is currently being evaluated for the purpose of entering into an exploration agreement in 2004.

  Saudi Arabia

        In March 2004, Repsol YPF, together with the Italian company ENI and Saudi Aramco, signed an agreement with the Ministry of Oil and Mineral Resources of Saudi Arabia for gas exploration and production in Area "C", after the bid submitted by the consortium was selected as the winner of the auction.

        This consortium will jointly operate the block in line with the following participations: ENI, with 50%, Repsol YPF, with 30% and Saudi Aramco, with 20%. The consortium will develop a broad exploration program in a 50,000 km2 area that has been practically unexplored.

        If commercially-viable gas discoveries are made, the gas produced will be destined for Saudi Arabia's internal market for use at petrochemical plants and power generation and desalination plants.

        Repsol YPF regards the award of this concession as an important step in its strategy of increasing its participation in exploration and production projects in the Middle East and particularly in Saudi Arabia.

  Sierra Leone

        In the Marine Exploratory Round, held during the third quarter of 2003, Repsol YPF was awarded 100% of two off-shore exploratory blocks: Block SL-6 with a total surface area of 4,635 km2 and Block SL-7 with a total surface area of 5,864 km2.

  Spain

        At December 31, 2003, Repsol YPF had mineral rights in 37 blocks, consisting of 25 exploratory blocks, with a net surface area of 13,148 km2, and 12 production blocks, with a net surface area of 1,041 km2.

        Net petroleum production in Spain in 2003 was 1.5 million barrels of crude oil (an average of 4,057 barrels of crude oil per day) from Repsol YPF facilities in Casablanca (Mediterranean Sea) and Gaviota (Cantabrian Sea). Net proved reserves in Spain at December 31, 2003 were 5.0 million barrels of crude oil.

        In 2003, Repsol YPF completed two unsuccessful exploratory wells.

        Effective as of January 1, 2003, Repsol YPF acquired from Orange Nassau, as part of the same agreement under which it acquired 12.75% of block Issaouane in Algeria, 21.26% of the Casablanca field and 11.91% of the Boquerón field. Repsol YPF's participating interest in these fields increased to 68.67% in Casablanca and 61.95% in Boquerón.

        In the Canary Islands, east of the Fuerteventura Island, after the granting in January 2002 of the administrative approvals required for the exploration of blocks Canarias 1 through 9, the acquisition campaign of 3,249 km2 of 3D seismic data was completed in 2003. The data obtained is currently being processed and there are plans to commence drilling the first two deep-water wells (1,000 - 1,500 m) by the second half of 2004. Repsol YPF's participation in the project is 50%, and it is the operator in the nine blocks. The Australian company Woodside (30%) and the German company RWE DEA (20%) are also involved in this project. Woodside announced significant oil and gas discoveries off the coast of Mauritania, geologically similar to the area explored off the Canary Islands.

        Two new research permits were awarded (Marismas Marino North and South) in August 2003 for an area next to the offshore Poseidón field (Repsol YPF) and the Marismas onshore fields (Petroleum Oil & Gas, formerly LOCS). Repsol YPF has a 40% stake.

        During the first quarter of 2003, Repsol YPF was awarded 100% of five exploratory blocks in the Cantabrian Sea (Ballena 1 through 5). The five blocks have a total surface area of 4,789 km2. Also during the first quarter of 2003, Repsol YPF added blocks Murcia A, Murcia B and Sierra Sagra to its acreage. These blocks combined have a total surface area of 1,687 km2.

        Repsol YPF is in negotiations with the Spanish Ministry of Economy regarding the expansion of the present capacity of the underground storage of natural gas of Gaviota (offshore Cantabrian Sea). It is hoped that the project will double its existing storage capacity. The first engineering projects will be launched in 2004. It is expected that the expanded facility will be fully operational by 2006-2007.

  Trinidad and Tobago

        At December 31, 2003, Repsol YPF had mineral rights in one production block located offshore, and 30% of the gas and liquids reserves of BP Trinidad and Tobago LLC ("BPTT"), with a combined net surface area of 1,124 km2.

        Net petroleum production in Trinidad and Tobago was 39.2 million barrels of oil equivalent (an average of 107,389 barrels of oil equivalent per day), all from fields operated by BP. Net crude oil production was 7.7 million barrels of liquids, and 176.6 billion cubic feet of natural gas. Net proved reserves in Trinidad and Tobago at December 31, 2003 were 840.6 million barrels of oil equivalent.

        During 2003, no exploratory wells were drilled.

        Repsol YPF exercised, effective as of January 1, 2003, the option to purchase an additional 20% interest in BPRY (BP Repsol YPF Caribbean Ventures LLC), owner of 100% of BPTT (BP Trinidad y Tobago LLC), titleholder of BP's assets in Trinidad and Tobago. The purchase increased Repsol YPF's participation in these assets to 30% and also resulted in a three-fold increase in Repsol YPF's production and reserves in this country, placing its proved net reserves, at the beginning of 2003, at 709 million barrels of oil equivalent.

        At the end of April 2003, the third liquefaction train at the Atlantic LNG plant started operations two months ahead of schedule, with the first delivery in May 2003. The train has a production capacity of 4.3 billion cubic meters of gas per year, equal to 18% of the annual gas consumption in Spain. This level of production is similar to that of train 2, which started operations in August 2002, and where Repsol YPF has, as in the case of train 3, a 25% interest. With the start-up of train 3, Atlantic LNG's total LNG production capacity has been increased to 13 billion cubic meters per year.

        In June 2003, the Trinidad and Tobago Government approved the construction of a fourth liquefaction train at the Atlantic LNG plant. Train 4 has been designed for an annual production of 7 billion cubic meters, making it one of the largest facilities of its kind in the world. This project includes the construction of a second harbor and a fourth LNG storage tank. Total investments are expected to reach US$1,200 million and operations are expected to commence during the first half of 2006. This fourth train will increase Atlantic LNG's production capacity up to approximately 20 billion cubic meters per year and is expected to sustain Trinidad and Tobago's position as the first supplier of liquefied natural gas to the markets of the Atlantic basin. Approval of construction of train 4 has increased Repsol YPF's net proved reserves by 185 million barrels of oil equivalent.

        In November 2003, Repsol YPF and Shell signed a contract to supply LNG from Trinidad and Tobago to Cove Point. See Section 2.2.4.1 "—Natural Gas—Transport of LNG—USA" below.

  United States

        At December 31, 2003, Repsol YPF had mineral rights in 41 exploratory blocks, with a net surface area of 751 km2.

        Net petroleum production in the United States in 2003 was 0.1 million barrels of oil equivalent. Net proved oil and gas reserves at December 31, 2003 were 0.8 million barrels of oil equivalent.

        Repsol YPF finished one successful exploratory well in 2003 (Neptune 5).

        Repsol YPF acquired in mid-2003 from BHP Billiton a 15% participating interest in the Neptune project in the Atwater Valley sector in the Gulf of Mexico. Neptune consists of five exploration blocks with an average depth of 1,900 meters, and is located in the Mississippi Fan Foldbelt, 210 km off the coast of Louisiana, bordering the northeast of the Mad Dog and Atlantis fields. The Neptune consortium consists of Repsol YPF (15%), BHP Billiton (35%) as operator, Marathon Oil Company (30%) and Woodside Petroleum Ltd. (20%). In August 2003, the consortium discovered an important hydrocarbon column with the well Neptune 5, located in deep waters in the central region of the Gulf of Mexico. This well, located in the Atwater Valley 574 block, reached a depth of 5,830 meters, and resulted in a discovery of a Net Oil Pay higher than originally expected of more than 150 meters. The crude quality is of similar characteristics to those of the surrounding fields of Mad Dog and Atlantis, both currently in the development phase.

        In 2004, there are plans to drill two new wells in the structure and thereafter, to conduct appraisal drillings, and subsequently, to design a development plant.

        In March 2003, Repsol YPF was awarded the concession during the exploration round 185 of nine off-shore exploratory blocks in the area of Green Canyon. In August 2003, during the exploratory round 187, Repsol YPF was awarded another 10 off-shore exploratory blocks in the area of Alaminos Canyon. All blocks are located in the Gulf of Mexico.

  Venezuela

        At December 31, 2003, Repsol YPF had mineral rights in seven blocks, consisting of one exploratory block, with a net surface area of 1,970 km2, and six production blocks, with a net surface area of 5,902 km2.

        Net petroleum production in Venezuela in 2003 was 34.2 million barrels of oil equivalent (an average of 93,724 barrels of oil equivalent per day), mainly from Quiriquire, Mene Grande and Quiamare-La Ceiba, all of which are operated by Repsol YPF. Net crude oil production was 14.8 million barrels, including condensates and liquids, and 109.1 billion cubic feet of natural gas. Net proved reserves of natural gas and liquids in Venezuela at December 31, 2003 were 233.5 million barrels of oil equivalent.

        No exploratory wells were drilled in 2003.

        Repsol YPF continues to negotiate with Petróleos de Venezuela, S.A. ("PDVSA"), the Venezuelan state-owned company, regarding the possibility of increasing the volume of gas deliveries from Quiriquire to 9.0 million cubic meters per day. In 2001, Repsol YPF and PDVSA signed a gas sale agreement relating to the Quiriquire block. Repsol YPF began gas production from the Quiriquire block in September 2001. The project was completed in the first quarter of 2002. Average net gas production in Quiriquire in 2003 was 8.4 million cubic meters per day, with net oil and gas production of 69,880 barrels of oil equivalent per day.

        Effective as of January 1, 2003, Repsol YPF acquired Tecpetrol's 25% participation interest in block Quiamare La Ceiba. Repsol YPF's participation in this block, where it also acts as the operator, has increased to 75%, while Exxon Mobil holds the remaining 25%. With this acquisition, Repsol YPF increased production in Venezuela by 3,900 barrels per day and proved reserves by 8.2 million barrels of oil equivalent.

        Repsol YPF's production in Venezuela was relatively unaffected during the first months of the 2003 by the general strike that took place at the end of 2002 and the first quarter of 2003. By the middle of February, production had returned to pre-strike levels.

        In 2003, a new crude oil pipeline between La Ceiba and Santa Rosa began operations. The crude oil pipeline significantly improved the safety and efficiency when compared to the previous one.

        In April 2004, gas production began in Blocks Yucal Placer North and South, in the State of Guárico situated in the central-east zone of Venezuela. Repsol YPF has a 15% interest in the consortium (Total, Inepetrol and Otepi have 69.5%, 10.3% and 5.2% interests, respectively) that owns the project.

        Total daily production of the blocks is 1.7 million m3 (an average of 10,700 barrels of oil equivalent per day).

          2.2.2    Refining and Marketing

        Refining and Marketing operations contributed 31.0% of the total operating income of Repsol YPF in 2003, 25.7% in 2002 and 28.6% in 2001.

        Repsol YPF's Refining and Marketing business unit comprises the refining and transportation, as well as the marketing, both at the retail and wholesale level, of petroleum products and the distribution and retail sale of liquefied petroleum gas or LPG, including butane and propane. Repsol YPF conducts refining activities in three countries as operator and is the leading refiner in the Spanish and Argentine markets. Repsol YPF operates five refineries in Spain with a total installed capacity of 740,000 barrels per day, and four refineries in Latin America (Argentina and Peru) with a total installed capacity of 421,500 barrels per day. Repsol YPF conducts distribution and marketing activities in 11 countries and is the leader in the Spanish and Argentine markets. Repsol YPF's network of points of sale was made up of 3,611 service stations and gas pumps in Spain and 3,003 service stations and gas pumps outside Spain, mainly in Latin America, at December 31, 2003.

        On December 17, 2001, Repsol YPF and Petrobras swapped certain Repsol YPF assets in Argentina for Petrobras assets in Brazil. The assets swapped by each company were valued at approximately $559 million (€625 million). See Note 23 of the Consolidated Financial Statements. Pursuant to the agreement, Petrobras acquired Eg3, the fourth largest refining and marketing company in Argentina, with a network of approximately 700 service stations, and a refinery in Bahía Blanca, with a capacity for 30,500 barrels per day, while Repsol YPF received a 30% interest in the REFAP refinery, in southern Brazil, with a refining capacity of 180,000 barrels per day, a network of 240 service stations selling 480 million liters per year in central, southeast and southern Brazil, and a 10% stake in Albacora Leste, with total reserves of approximately 1,300 million barrels of oil equivalent.

            2.2.2.1    Refining

        Repsol YPF's refineries produce a wide range of petroleum products, including automotive and industrial fuels, lubricants, basic petrochemicals, asphalt and coke. Repsol YPF conducts its refining business in Spain through Repsol Petróleo and Petronor, in which it has 99.97% and 85.98% ownership interests, respectively. Repsol Petróleo and Petronor are, in the aggregate, the largest domestic refining operation in Spain, with 59% of estimated domestic refining capacity in terms of effective installed capacity in primary distillation as of December 31, 2003.

        Repsol YPF initiated operations in Latin America in 1996 with the acquisition, through the consortium Refinadores del Perú (Refipesa), of a 25.7% interest in the La Pampilla refinery (Relapasa). In December 2003 the consortium was dissolved and Repsol YPF now has a direct participation of 50.29% in the refinery. Repsol YPF is the technical operator of the Pampilla refinery.

        Repsol YPF owns and operates three refineries in Argentina: La Plata, Luján de Cuyo and Plaza Huincul, with a total installed capacity of 319,500 barrels per day, which accounts for 51% of Argentina's estimated refining capacity in terms of effective installed capacity in primary distillation as of December 31, 2003. Additionally, Repsol YPF has interests in one refinery in Argentina and in two refineries in Brazil.

            2.2.2.1.1    Installed Capacity, Supply and Production

        The following table sets forth the capacities of Repsol YPF's wholly- and partially- owned refineries at December 31, 2003.

Refining capacity and configuration(2)	Primary Distillation	Conversion Index(1)	Lubricants
	(thousand barrels per calendar day)	(%)	(thousand tonnes per year)
Spain
Cartagena	100	—	135
La Coruña	120	59%	—
Puertollano	140	57	110
Tarragona	160	44	—
Bilbao	220	31	—

Total Repsol YPF (Spain)	740	39	245

Argentina
La Plata	189	68	255
Luján de Cuyo	106	112	—
Plaza Huincul	25	—	—
Refinor(3)	14	—	—

Total Repsol YPF (Argentina)	334	74	255

Peru
La Pampilla	102	13	—
Brazil
REFAP(4)	54	12	—
Manguinhos(5)	4	14	—

Total Repsol YPF (Brazil)	58	12	—

Total Repsol YPF	1,234	45%	500

(1)
Stated as the ratio of fluid catalytic cracking (or "FCC") equivalent capacity to primary distillation capacity.

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

        During 2003, Repsol YPF's refineries processed 53.4 million tonnes of crude oil, of which 28% was from Repsol YPF's own production and the remaining crude was purchased either through contracts or in the "spot" markets. In connection with a long-standing relationship with Pemex, Repsol YPF purchases from Pemex an amount of barrels per day which is fixed annually. In 2002 and 2003, that amount was fixed at approximately 103,000 and 96,000 barrels per day, respectively. The 2004 amount has not yet been fixed, but it is estimated at 104,000 barrels per day. A total of 8.9 million tonnes of crude oil and 3.2 million tonnes of intermediate and finished products were bought and resold in 2003. All of these operations are denominated in U.S. dollars.

        The following table sets forth the origin of crude oil processed during 2003, 2002 and 2001:

	2003	2002	2001
Middle East	13%	13%	14%
North Africa	16	13	14
West Africa	8	8	10
Latin America	46	52	50
Europe	17	14	12

	100%	100%	100%

        The following table sets forth Repsol YPF's refining production figures for its principal products for the periods indicated:

	2003(1)	2002(1)	2001
Feedstock processed(2)
Crude oil	53.4	52.8	51.0
Other feedstock	5.2	5.1	5.7

Total	58.6	57.9	56.7

Refining production(3)
Intermediate distillates	24,890	24,336	23,654
Gasolines	11,913	11,657	11,285
Fuel oil	8,337	8,288	7,994
LPG	1,728	1,687	1,704
Asphalts(4)	1,596	1,504	1,405
Lubricants	456	450	406
Other (except petrochemical)	2,921	3,397	3,476

Total	51,841	51,319	49,924

(1)
Includes 30% of Refap refinery production and 50% of Refinor refinery production.

(2)
Millions of tonnes.

(3)
Thousands of tonnes.

(4)
Includes asphalt production of Asfaltos Españoles S.A. (ASESA), a company in which each of Repsol YPF and CEPSA holds 50%. 50% of ASESA's products are marketed by Repsol YPF.

        Spain.    Repsol YPF's refineries in Spain operated at an average capacity of 87.6% in 2003, as compared to 86.3% in 2002 and as compared to an estimated 94.6% for all Spanish refineries in 2003. In 2003, Repsol YPF's five Spanish refineries refined 32.4 million tonnes of crude oil, representing 57% of all crude oil refined in Spain. The geographic distribution of Repsol YPF's refineries and their proximity to the principal Spanish centers of consumption provide significant competitive advantages. Two refineries (at Cartagena and Tarragona) are located on the Mediterranean coast, one (at La Coruña) is located on the northwest coast, the fourth (at Puertollano) is located inland alongside the major pipeline network and the fifth (at Bilbao) is located on the northern coast. The five refineries owned by Repsol YPF in Spain are undertaking a capital investment program for the purpose of adapting their production schemes to the strict European Union product quality requirements which will take effect on January 1, 2005. Pursuant to this program, a hydrocracking unit in Tarragona started operations in mid-2002. Other important projects currently being undertaken are a mild hydrocracking unit in Puertollano, the start up procedures relating to which began in June 2004, a FCC feed pretreatment unit in La Coruña and an isomerization unit in the Tarragona refinery. See Section 2.3.1.2.1 "—Regulation of the Petroleum Industry—Spain—Oil and Petroleum Derivatives-Liquid Hydrocarbons."

        At December 31, 2003, Repsol YPF had storage facilities with 30 million barrels of crude capacity and 45 million barrels of refined product capacity.

        The Spanish government requires that entities involved in the production or distribution of petroleum products in Spain maintain minimum levels of reserves of those products. Under legislation enacted in 1994, Corporación de Reservas Estratégicas (CORES), a Spanish government corporation, was created by the Spanish government to establish, manage and maintain levels of strategic reserves of crude oil and petroleum products. In 2003, 127,000 tonnes of products were sold to CORES. Repsol YPF complies in all material respects with current regulations relating to CORES.

        Argentina.    Since June 23, 1999, Repsol YPF, through YPF, has owned and operated the refineries of La Plata, Luján de Cuyo and Plaza Huincul. In 2003, YPF's refineries in Argentina operated at an average capacity of 93.1%, as compared to 89.8% in 2002.

        La Plata refinery has the largest refining capacity in Argentina, with an installed capacity of 189,000 barrels per day. It is located 60 kilometers from Buenos Aires and is equipped with three crude units, two vacuum units, two FCC units and two coker units.

        Luján de Cuyo refinery has an installed capacity of 105,500 barrels per day. It is located in the Province of Mendoza and supplies central Argentina. This refinery is equipped with two primary distillation units, a vacuum unit, a FCC unit, a hydrocracking unit and two coker units.

        Plaza Huincul refinery is located in the Province of Neuquén and has a capacity of 25,000 barrels per day.

        YPF also has a 50% participation in the Refinor refinery, in the Province of Salta.

        In 2003, total crude oil processed in Argentina amounted to 15.4 million tonnes.

        Peru.    La Pampilla, located 25 kilometers north of Lima, has a total refining capacity of approximately 102,000 barrels per day, which Repsol YPF estimates accounts for more than 50% of Peru's refining capacity at December 31, 2003. In 2003, La Pampilla operated at an average capacity of 73.9%, compared to 76.0% in 2002. La Pampilla benefits from its proximity to Lima, which Repsol YPF estimates represents more than 50% of Peru's demand for oil, as well as from the distance of alternative sources of supply (the Gulf of Mexico). During 2003, the La Pampilla refinery processed 3.9 million tonnes of crude oil.

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

        Brazil.    Repsol YPF has a 30.71% interest in the refinery at Manguinhos, near Río de Janeiro, and a 30% interest in the REFAP refinery, in southern Brazil. The interest in the REFAP refinery was acquired by Repsol YPF pursuant to a swap agreement with Petrobras in 2001. See Note 23 to the Consolidated Financial Statements.

            2.2.2.1.2    Sales and Distribution

        The following table sets forth the sales of petroleum products, broken down by product and markets. (This table does not include LPG sales to Repsol YPF's related distribution companies. See Section 2.2.2.4 "—Refining and Marketing—LPG.")

	2003(1)	2002	2001	03 vs. 02	02 vs. 01
	(thousand tonnes)
Spain
Gasolines	4,378	4,345	4,380	0.8%	(0.8)%
Diesel oil/Kerosene	16,495	15,469	14,929	6.6	3.6
Fuel oil	4,354	4,763	4,019	(8.6)	18.5
Other	2,634	2,208	2,313	19.3	(4.5)

	27,861	26,785	25,641	4.0	4.5

Argentina
Gasolines	1,219	1,292	1,436	(5.6)%	(10.0)%
Diesel oil/Kerosene	5,222	5,061	5,386	3.2	(6.0)
Fuel oil	212	67	72	216.4	(6.9)
Other	1,463	1,581	1,656	(7.4)	(4.5)

	8,116	8,001	8,550	1.4	(6.4)

Other
Gasolines	4,335	4,170	4,150	4.0%	0.5%
Diesel oil/Kerosene	6,322	5,384	4,712	17.4	14.3
Fuel oil	3,783	3,569	4,656	6.0	(23.4)
Other	3,160	2,182	1,973	44.8	10.6

	17,600	15,305	15,491	15.0	(1.2)

Total
Gasolines	9,932	9,807	9,966	1.3%	(1.6)%
Diesel oil/Kerosene	28,039	25,914	25,027	8.2	3.5
Fuel oil	8,349	8,399	8,747	(0.6)	(4.0)
Other	7,257	5,971	5,942	21.5	0.5

	53,577	50,091	49,682	7.0	0.8

(1)
Includes 50% of Refinor refinery (Argentina) and 30% of Refap refinery (Brazil).

        In 2003, approximately 15.7% of sales in Spain were of gasoline and 59.2% were of intermediate distillates (diesel oil/kerosene). In Argentina, 15.0% of sales were of gasoline and 64.3% of intermediate distillates. In 2003, other sales were made principally to the following markets: Europe (Portugal, France and Italy), Latin America and the United States.

            2.2.2.2    Transport of Crude Oil and Distribution of Petroleum Products

        Pursuant to the provisions of Royal Decree Law 6/2000, Repsol YPF was required to reduce its individual stake in CLH to a maximum of 25% and, combined with the stakes of the other entities with refining capabilities in Spain, to a maximum of 45%. Repsol YPF satisfied this requirement in March 2003. See Section 2.3.1.2.1 "—Regulation of the Petroleum Industry—Spain-Oil and Petroleum Derivatives-Liquid Hydrocarbons." In order to comply with such provisions, Repsol YPF, Cepsa and BP, the other entities with refining capabilities in Spain, sold 25% of CLH to Enbridge Inc. in March 2002; 5% to DISA Financiación S.A. in June 2002; 5% to China Aviation Oil in July 2002; and 5% to Petrogal Española, S.A. in November 2002. These sales represented aggregate capital gains for Repsol YPF of approximately €293 million. The sale agreement executed in November 2001 for the sale of the 25% interest to Enbridge resulted in the deconsolidation of CLH's financial statements as of the fourth quarter of 2001.

        In March 2003, Repsol YPF, Cepsa and BP sold 10% of CLH to Oman Oil Company, reducing Repsol YPF's participation in CLH to 25% (5.33% indirectly held through its affiliate Petronor) and, combined with the stakes of the other entities with refining capabilities in Spain, to 45%.

        CLH is the principal transporter of petroleum products in Spain. At December 31, 2003, CLH's transportation network consisted of 3,427 kilometers of refined product pipelines, five tankers and 77 trucks. CLH also owns 40 storage sites (all of them connected to the multiple pipeline network with the exception of Gijón, Motril, and the three storage sites located in the Balearic Islands), and 33 distribution facilities in airports, which in the aggregate represents a capacity of approximately 6.4 million cubic meters. CLH also owns four barges.

        The Puertollano refinery is connected in respect of the supply of crude oil to Cartagena and its docking facilities, through a 358 kilometer crude oil pipeline. This crude oil pipeline started operations in 2000 and replaced the Málaga-Puertollano crude oil pipeline.

        Repsol YPF owns two crude oil pipelines in Argentina. One connects Puesto Hernández to the refinery of Luján de Cuyo (528 kilometers) and the other connects Puerto Rosales to the refinery of La Plata (585 kilometers) and extends to Shell's refinery in Dock Sud at the Buenos Aires port (52 kilometers). Repsol YPF also owns a plant for the storage and distribution of crude oil in Formosa with an operating capacity of 19,000 cubic meters. Repsol YPF owns 37% of Oldelval, operator of 888 kilometers of pipelines, its main pipeline being a double 513 kilometer pipeline that connects the Neuquén basin and Puerto Rosales. At December 31, 2003, Repsol YPF had an 18% interest in the 428 kilometer Transandean pipeline, which transports crude oil from Argentina to Concepción in Chile. Repsol YPF also owns 33.15% of Termap, operator of two storage and port facilities: Caleta Córdova (province of Chubut), which has a capacity of 264,000 cubic meters, and Caleta Olivia (province of Santa Cruz), which has a capacity of 246,000 cubic meters. Finally, Repsol YPF has a 30% interest in Oiltanking Ebytem, operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the new crude oil pipeline that connects the Repsol YPF Puerto Rosales—La Plata crude oil pipeline from Brandsen to the ESSO refinery in Campana (168 km) in the Province of Buenos Aires.

        In Argentina, Repsol YPF also operates a network of multiple pipelines for the transportation of refined products with a total length of 1,801 kilometers. Repsol YPF also owns 16 plants for the storage and distribution of refined products with an approximate operating capacity of 983,620 cubic meters. Three of these plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of these plants have maritime or fluvial connections. Repsol YPF also owns more than 54 airport facilities with a capacity of 24,000 cubic meters, as well as 27 trucks.

        In Chile, Repsol YPF leases two tanks of 10,000 cubic meters each and one tank of 4,500 cubic meters for storage of gasoline and gas oil. These tanks are located at the facilities of Oxiquin, close to the ENAP refinery. The plant is connected through a pipeline to a maritime loading/unloading facility where vessels dock to unload gasoline and gas oil. Repsol YPF also owns a plant for storage and distribution of refining products at Lautaro with a capacity of 900 cubic meters. Additionally, Repsol YPF leases storage capacity from ENAP, one of 4,000 cubic meters at Maipu and one of 1,500 cubic meters at Linares.

        At December 31, 2003, Repsol YPF leased time charter tankers for the transport of crude oil with a total capacity of 202,644.2 dead weight tonnes. In addition, Repsol YPF leased tankers with a total capacity of 98,703 and 10,075 cubic meters, respectively, for transporting other products and LPG. In Argentina, Repsol YPF leased time charter tankers for shipping other products and crude oil with a total capacity of 67,500 and 57,000 cubic meters, respectively. In Peru, Relapasa leased time charter vessels for purposes of transportation of products with a total capacity of 90,000 cubic meters.

            2.2.2.3    Marketing

        Repsol YPF's points of sale (service stations and gas pumps) as of December 31, 2003 were as follows:

Marketing operations	Controlled by Repsol YPF(1)	Flagged(2)	Total
Spain	2,865	746	3,611
Argentina(3)	173	1,737	1,910
Peru	85	46	131
Ecuador	58	66	124
Chile	121	65	186
Brazil	48	467	515
Portugal	88	26	114
Italy	—	23	23

Total	3,438	3,176	6,614

(1)
Owned by Repsol YPF or controlled by Repsol YPF under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.

(2)
The term "flagged" refers to service stations owned by third parties with which Repsol YPF has signed a reflagging contract that provides Repsol YPF with the rights (i) to become such service stations' exclusive supplier and (ii) to brand the service station with its corporate image. The average contract term is five years in Spain and eight years in Argentina.

(3)
Includes 50% of Refinor service stations.

        The number of service stations at December 31, 2003 had decreased to 6,614 service stations from 6,629 service stations at December 31, 2002, mainly as a result of the termination of agreements with flagged service stations and the closure of less profitable points of sale. Additionally, the number of sales points of Repsol YPF in Spain, and of YPF in Argentina was slightly reduced as a result of restrictions imposed to increase competition and reduce Repsol YPF's market share in both countries.

        Spain.    Repsol YPF's marketing strategy in Spain is to increase the number of points of sale with "strong links", meaning those points of sale affiliated under long-term commercial contracts or other types of contractual relationships that secure a more permanent linkage, or that are operated by Repsol YPF. Repsol YPF's strategy also includes increasing its margins through sales of products other than gas, increasing the loyalty of its customers and retaining the Campsa, Petronor and Repsol brand names, thereby differentiating its products in Spain by positioning each brand individually.

        Repsol YPF sells gasoline to the public in Spain under the Campsa, Petronor and Repsol brand names with the following distribution at December 31, 2003:

Points of sale by brand	Points of sale
Campsa	1,641
Repsol	1,541
Petronor	401
No brand	28

Total	3,611	(1)

(1)
Nine points of sale are under construction and five more await opening.

        In Spain, at December 31, 2003, Repsol YPF had "strong links" with 2,865 of its points of sale (of which 936 were operated by Repsol YPF), representing 79.3% of its points of sale, which reflects the high degree of connection within Repsol YPF's point of sales network. The remaining 20.7% of Repsol YPF's points of sale were flagged. Repsol YPF operates 25.9% of its total points of sale in Spain.

        Repsol YPF supplies oil products not only through its own sales network, but also through other operators. Repsol YPF believes that its network of refineries in Spain positions it to be a competitive supplier of oil products to other operators.

        The Spanish market for petroleum products is a mature market. In order to maintain its market share and profitability, Repsol YPF offers higher value-added products and services, the most important of which are the following: Autoclub, Gasoleo de Automoción "e+", the Repsol Supercor Service Stations (which Repsol YPF operates jointly with El Corte Inglés, Spain's largest department store), the Repsol YPF VISA card and Solred Card.

        In 2003, Autoclub was created. This is an automobile club in which Repsol YPF has a 60% interest and Aon Gil y Carvajal owns the remaining 40%. Persons affiliated with the club can enjoy products and services such as mechanical repair services, personal and sanitary assistance, legal counseling and legal defense, technical advisory services, insurance as well as the purchase and sale of vehicles. In March 2004, Repsol YPF, Mutua Madrileña Automovilista and Aon Gil y Carbajal signed an agreement pursuant to which Mutua Madrileña became a member of Autoclub Repsol with a participation of 29.5%. The participation of the remaining members rose to to 50.1% (Repsol YPF) and 20.4% (Aon Gil y Carbajal). This agreement will result in an increased client base for Autoclub of up to 1.2 million clients.

        In 2003, Repsol YPF launched "e+" diesel, a high-performance, advanced-technology and environmentally-friendly diesel.

        The Repsol Supercor Service Stations feature the sale of a wide variety of consumer goods in addition to gasoline. At December 31, 2003 Repsol YPF owned 26 of the 28 stations operated by Gespevesa, which are located principally in Madrid, Barcelona and Málaga.

        The Repsol YPF VISA card, launched in November 1998, is the first of its type to be issued by an oil company in Spain and provides special advantages to its holders, including cash-back for purchases of fuel, services and other products at Repsol, Campsa and Petronor service stations belonging to the Solred Network. The card also provides discounts on services and purchases made at other commercial establishments. BBVA and La Caixa provided support for the launching of Repsol YPF VISA. In 1991, the Solred Card was launched, providing special advantages for members of a number of clubs and corporate clients.

        Discounts granted by Repsol YPF to holders of Repsol YPF VISA and Solred cards for purchases of fuel and other products or services in the Group's service stations are deducted from the operating revenues reported by the Group.

        Repsol YPF believes that, as of December 31, 2003, its competitors in Spain with local refining capacity (Cepsa Elf and B.P. Oil España) had links with approximately 26.8% of the points of sale of the Spanish market. Repsol YPF estimates that, as of December 31, 2003, approximately 2,772 service stations are owned or are flagged by companies that do not own refineries in Spain, compared to 2,573 at December 31, 2002 and 2,446 at December 31, 2001.

        Royal Decree Law 6/2000 established a requirement to inform the Ministry of Economy of the current sale prices at the service station's network and a prohibition on opening new points of sale for a period of five years for wholesale distributors with a market share greater than 30% (three years in the case of wholesale distributors with a market share between 15% and 30%). Repsol YPF's service stations currently represent 41.4% of the total number of service stations in Spain. Repsol YPF will, therefore, focus on improving the quality of service stations within its network in Spain and on increasing the proportion of stations in its network in Spain that it operates directly. Repsol YPF expects that its market share of service stations in Spain will gradually decline until 2005 and that its sales of gasoline in Spain will not increase materially prior to June 2005. The measures set forth in Royal Decree Law 6/2000 also facilitate the installation of new service stations in large commercial establishments. See Section 2.3.1 "—Regulation of the Petroleum Industry—Spain."

        Other Countries.    The acquisition of YPF represented the continuation of Repsol YPF's plans to extend its distribution and retail activities of petroleum products outside of Spain. In accordance with these plans, Repsol YPF also sells its petroleum products through service stations located in member states of the European Union and Latin America.

        Argentina.    Repsol YPF's presence in Argentina consists of 1,910 service stations, of which 1,877 are YPF-branded, and the remainder are service stations co-owned by Repsol YPF and Refinor (through YPF's 50% participation in Refinor). OPESSA (a 100% subsidiary of Repsol YPF) operates 148 service stations.

        Repsol YPF estimates that as of December 31, 2003 YPF's points of sale accounted for 29% of the Argentine market. In Argentina, Shell, Petrobras, and Esso are Repsol YPF's main competitors, with approximately 15%, 12% and 9%, respectively, of the points of sale in Argentina.

        Peru.    Through Repsol Comercial SAC, Repsol YPF's network as of December 31, 2003 consisted of 131 points of sale, 85 of which were directly owned and 59 of which were directly operated.

        Ecuador.    Through Repsol YPF Comercial del Ecuador, Repsol YPF's network as of December 31, 2003 consisted of 124 points of sale, 58 of which were directly owned and 14 of which were directly operated.

        Chile.    Repsol YPF Chile, as of December 31, 2003, operated a network of 186 points of sale, 121 of which were "strongly-linked" (43 directly owned and 78 leased) and 65 of which were affiliated. OPESE (100% owned by Repsol YPF Chile) directly operated 27 points of sale, 11 of which were directly owned and 16 of which were leased.

        Brazil.    Repsol YPF Brasil's network consisted as of December 31, 2003 of 515 points of sale (including those swapped with Petrobras), 48 of which were directly owned and directly operated.

        In 2001, pursuant to the swap agreement with Petrobras, Repsol YPF received a network of 240 service stations with estimated annual sales of 480 million liters of gasoline and products in central, southeast and southern Brazil, making Repsol YPF a vertically-integrated oil company in the country. See Section 2.2.2 "—Refining and Marketing."

        Europe.    As of December 31, 2003, Repsol YPF had 114 points of sale in Portugal (88 owned, 26 flagged), 40 of which were directly operated through GESPOST, a wholly-owned subsidiary of Repsol Portugal. Additionally, Repsol YPF had 23 flagged points of sale in Italy as of December 31, 2003.

        Repsol YPF's total refining and marketing investment spend for 2003 was €663 million. Repsol YPF also invested significant amounts to increase the number of strongly-linked service stations in its network and to construct new service stations. Repsol YPF intends to continue investing to improve connections within the service stations network and to increase the number of stations it directly operates.

        Other Petroleum Markets.    Repsol YPF also sells petroleum products to the industrial, marine and aviation markets. Products sold in these markets include diesel fuel, kerosene, fuel oil, lubricants, asphalt, petroleum coke and other derivative products.

        In 2002, the lubricants, derivatives and asphalts activities started operating as one worldwide business unit. Effective as of January 2, 2002, the three entities responsible for these activities, Repsol Distribución, Repsol Derivados and Repsol Productos Asfálticos, were merged into a new entity named Repsol YPF Lubricantes y Especialidades, S.A. This new operational structure, which incorporates the European and Latin American businesses, facilitates the management of these operations by contributing to a more streamlined corporate structure.

        Repsol YPF, through Repsol Petróleo, holds a 50% interest in Asfaltos Españoles, S.A. (ASESA), a company that produces asphalt. Repsol YPF also has a 100% interest in each of Repsol YPF Lubricantes y Especialidades, S.A. (formerly Repsol Productos Asfálticos) and 100% of Asfalnor (through Petronor), both of which distribute and market asphalt products.

            2.2.2.4    LPG

        Sales of LPG during the last three years by region and type of product are as follows:

	2003	2002	2001
	(thousand tonnes)
Sales volume of LPG(1)
Spain	1,992	2,030	2,102
Argentina	308	342	363
Rest of Latin America	809	783	696
Rest of the World	84	81	84

Total	3,193	3,236	3,245

Sales volume of LPG(1)
Bottled	2,124	2,273	2,298
Bulk, pipeline and others(2)	1,069	963	947

Total	3,193	3,236	3,245

(1)
Includes sales to related distribution companies.

(2)
Includes sales to the automobile market, petrochemical, LPG operators and others.

        Repsol YPF is reorganizing its international LPG activities through the transfer of all of its share holding interests in LPG activities to Repsol Butano, which will oversee these activities. The purpose of this reorganization is to centralize the management of LPG's activities, maximize existing synergies and optimize the transfer of technology among the different units. At the end of 2003, Repsol YPF merged Repsol Portugal Gas Petroleo Liquefeito into Repsol Butano. Repsol Portugal Gas Petroleo Liquefeito, which was spun-off from Repsol Portugal, distributes LPG in Portugal.

        Spain.    Repsol YPF's LPG distribution activities are conducted by Repsol Butano, which has been distributing LPG to Spanish households and industrial users for over 40 years and is currently the largest wholesaler and retailer of LPG in Spain. Repsol Butano supplies bottled LPG to more than 10 million customers in Spain, accounting for virtually all of the domestic market. While the vast majority of its sales of bottled LPG are to the household market, it also sells LPG in bulk form (by truck and pipeline) to industrial, commercial and household customers for use as a fuel.

        LPG bottling takes place at Repsol Butano's 19 plants located throughout Spain. After LPG is bottled at a plant, it is delivered to Repsol Butano's network of approximately 699 bottled gas distribution agents. The distribution agents deliver LPG to retail customers at home. Repsol Butano has approximately 32 million bottles for the storage and delivery of LPG in circulation.

        Bottled LPG is used almost exclusively as a household fuel for cooking, water heaters and, in some cases, heating. The growth of the Spanish economy, with significant increases in residential housing and family income, combined with limited availability of natural gas in some parts of Spain, has allowed Repsol Butano to become the largest bottled LPG distributor in Europe in terms of revenues and volume. Bottled LPG accounted for 65% of Repsol Butano's total sales by volume in 2003.

        Approximately 29.2% of Repsol Butano's sales in 2003 consisted of bulk LPG. Bulk LPG is used as fuel in the agricultural, industrial and household markets and for transportation. Repsol Butano sells most bulk LPG directly to end users. Bulk LPG is used as an industrial fuel for industrial ovens and heating for the farming industry. Bulk LPG is used in the household market, particularly in multiple unit dwellings, for the same uses as bottled LPG. Most bulk LPG is delivered by tanker trucks. Repsol Butano has begun, however, to distribute LPG via pipelines connected to industrial and household users and believes that such distribution may be an important intermediate step between the bottled LPG market and the natural gas market of the future.

        Repsol Butano sold 1.99 million tonnes of LPG in 2003, compared to 2.0 million tonnes in 2002 and 2.1 million tonnes in 2001. In 2003, approximately 54% of Repsol Butano's supply of raw material was obtained from Spanish refineries 36% from refineries affiliated to Repsol YPF and the remaining 18% from Cepsa and BP, with the remainder purchased from sources located in the North Sea and Algeria.

        Repsol YPF expects that, as a direct result of the introduction of natural gas in key urban markets in Spain as an alternative to LPG, a portion of the LPG customer base growth over time will be diverted to natural gas, although Repsol YPF believes that the total volume of LPG sales will undergo a slight decrease due to lower sales of LPG, notwithstanding a sustained level of bulk sales.

        In October 2000, the Spanish government established a system to determine maximum retail prices for bottled LPG exceeding eight kilograms by reference to a maximum price, set every April and October by the Spanish government on the basis of international prices of LPG during the previous 12 months, and a maximum markup that may be charged over such reference price, which is reviewed annually by the Spanish government. This system has been unfavorable to Repsol YPF in 2003 because such maximum price has been calculated based on an estimated average price of raw materials of €268 per tonne, as compared to an actual average price of €280 per tonne. Prices of raw materials in the international markets were, in the first quarter of 2003, substantially higher than the prices used in the calculation of the maximum price, and since April 2003, below such reference prices. In April 2002, the Spanish government increased the markup that may be charged over the reference price by 12.9% to €0.317624 per kilogram. During 2003, the revisions to the maximum retail price of bottled LPG in April and October caused no increases in marketing costs, which remain at €0.317624 per kilogram. See Section 2.3.1.2 "—Regulation of the Petroleum Industry—Spain—Oil and Petroleum Derivatives—Liquid Petroleum Gas." In 2003, the average selling price for bottled LPG in Spain, which includes home delivery, was approximately 54% lower than the average selling price elsewhere in Europe, which does not include home delivery.

        In March 2004, Repsol Butano acquired 51% of Vía Red for €1.3 million. The principal objective of this business is home delivery of the most widely-used products in Spain. Currently the business has 155 distributors in 33 provinces, and is developing a business plan to increase its level of activity in the provinces in which it is already present and extend its activities to new provinces, in both cases through the distribution network of Repsol Butano.

        Argentina.    YPF is the largest producer of LPG in Argentina, with total production of 924,800 tonnes in 2003, which represented 29.5% of total LPG production in Argentina.

        Repsol YPF holds a 85% interest in Repsol YPF Gas S.A. through Repsol Butano, S.A. and Pluspetrol holds the remaining 15%. Repsol YPF Gas distributed 284,530 tonnes of LPG to the retail market in Argentina in 2003 and has a market share of approximately 34.5%. Additionally, more than 23,112 tonnes of LPG were distributed to pipeline networks through YPF in 2003.

        Bolivia.    In September 2001, Repsol YPF formed a joint venture with SAMO, the first private company in the LPG market, called Repsol YPF Gas de Bolivia. Repsol YPF has a 51% stake in, and control of Repsol YPF Gas de Bolivia. In January 2002, Repsol YPF Gas de Bolivia was transferred from Repsol YPF Bolivia, S.A. to Repsol Butano, S.A. The sales of Repsol YPF Gas de Bolivia in 2003 were approximately 121,655 tonnes of LPG, which would be equivalent to a market share of 39.5%.

        In December 2002, Repsol YPF reorganized all LPG separation activities at the Paloma plant (block Mamoré) and transferred them to Repsol YPF GLP de Bolivia (a wholly-owned subsidiary of Repsol Butano), strengthening the integrated management of the GLP chain. Repsol YPF GLP de Bolivia produced 43,142 metric tonnes of GLP in 2003 and participated in the marketing of 149,737 metric tonnes of LPG to wholesalers, including deliveries to Repsol YPF Gas de Bolivia.

        Chile.    In November 2000, Repsol YPF acquired 45% of the capital stock of Lipigas Group, leader in the Chilean market, for $170 million, with an option, valid from 2003 until 2005, to acquire an additional 10%. If Repsol YPF exercises its option to acquire a further 10% interest, the sellers will have a three-year put option to sell the remaining 45%. In 2003 and 2004, the sale price was adjusted downward by US$5.3 million per year as a result of the Lipigas Group not achieving the objectives set in 2000. As of the date of this annual report, Repsol YPF has not exercised this option. The shareholders agreement signed with the other partners in the acquisition provides for shared operating control of the company. On March 21, 2002, Repsol YPF's 45% interest was transferred to Repsol Butano, S.A. Lipigas had annual sales of 358,467 tonnes in 2003, which amounts to a 39.2% market share.

        Peru.    In 2003, Repsol Butano, through Repsol YPF Comercial del Perú, sold 280,020 metric tonnes of LPG, representing a retail market share of 27.9%.

        Ecuador.    In 2003, Duragas, a 100% owned subsidiary of Repsol Butano, had sales of 286,686 tonnes of LPG in 2003 and is a leading participant in Ecuador's LPG distribution market with a 37.8% market share.

        Other Markets.    Repsol YPF has extended its distribution of LPG to Portugal and France through the same marketing strategies, including home service, that are used by Repsol Butano in Spain. Repsol YPF is also active in Morocco through its 100% interest in National Gaz of Morocco, a company engaged in the distribution of LPG. Total annual sales in these countries were 84,055 tonnes of LPG in 2003.

          2.2.3    Chemicals

        In 2003, the Chemicals division generated operating income of €155 million, compared to operating income of €97 million in 2002.

        Repsol YPF leads the Spanish market in basic and derivative petrochemical products, polymers, intermediate products and rubber. Repsol YPF's most significant production facilities are located in Spain (the Puertollano and Tarragona complexes) and Argentina (the La Plata and Bahía Blanca complexes). The Chemicals division is responsible for management, feedstock, distribution and marketing, principally in Europe and the Mercosur region. Most of these units are in the same industrial complexes as Repsol YPF's refineries, allowing for a high degree of integration between both businesses.

        The following table shows the production capacity for the main products of basic and derivative petrochemicals at December 31, 2003.

	Europe	Latin America
	(thousand tonnes)
Production capacity
Basic petrochemicals
Ethylene	910	—
Propylene	625	175
Butadiene	152	—
Benzene	275	—
BTX (Benzene, Toluene, Mixed Xylenes)	—	244
Derivative petrochemicals
Polyolefins
Polyethylene(1)	580	—
Polypropylene	440	85
Intermediate Products
Propylene oxide, Polyols, Glycols and Styrene Monomer	995	—
Acrylonitrile/MMA	166	—
Rubber	54	45
Others(2)	78	—
Industrial Products
Ortho/Paraxylene	—	63
Ammonia/Urea	—	933
Methanol	—	411
Others(3)	—	285

(1)
Includes EVA (ethylene vinyl acetate) copolymers.

(2)
Includes styrene derivatives, PMMA (polymethyl methacrylate) and fine chemicals.

(3)
Includes oxo-alcohols, maleic anhydride, solvents, cyclohexane, LAB (lineal alkyl benzene), linear alkyl benzene sulphonate, PIB (polyisobutylene) and others.

        The table below presents Repsol YPF's sales volume in 2003, 2002 and 2001 of petrochemical products:

	2003	2002	2001
	(thousand tonnes)
Petrochemical sales by type of product
Basic petrochemicals	1,058	723	712
Derivative petrochemicals	2,949	2,803	2,663

Total	4,007	3,526	3,375

Petrochemical sales by region
Spain	1,161	1,257	1,148
Argentina	662	539	632
Other	2,184	1,730	1,595

Total	4,007	3,526	3,375

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

  •
  Repsol Polivar, operating in Italy, and Repsol Bronderslev, operating in Denmark, are wholly-owned subsidiaries of Repsol YPF. These two companies produce PMMA (polymethyl methacrylate) products.

  •
  Profertil, a 50% subsidiary of Repsol YPF, produces urea and ammonia. Profertil's total annual capacity is 1,100 thousand tonnes of urea and 765 thousand tonnes of ammonia. Repsol YPF is Profertil's principal supplier of natural gas, supplying approximately 55% of Profertil's feedstock.

  •
  General Química, a wholly-owned subsidiary of Repsol YPF, focuses on the production of, among other things, rubber chemicals, agrochemicals and organic dyes. General Química's operations are located in Álava, Spain.

  •
  Dynasol, a 50% subsidiary of Repsol YPF, is a joint venture with the Mexican Group DESC in which both companies share rubber production assets.

  •
  Petroken, a 50% subsidiary of Repsol YPF, produces polypropylene in Argentina. Petroken's total annual capacity is 170 thousand tonnes. Repsol YPF has a long-term raw material supply contract with Petroken and is currently Petroken's principal supplier of propylene.

  •
  PBBPolisur: PBB (Petroquímica Bahía Blanca) and Polisur Companies merged on September 3, 2001, to form a new company named PBBPolisur, in which Repsol YPF has a 28% interest. PBBPolisur is the leader in the production of ethylene and polyethylenes in Argentina with an annual production capacity of 700 thousand tonnes of ethylene and 600 thousand tonnes of polyethylenes. Ethylene is produced in an ethane based cracker, of which Mega (a 38% subsidiary of YPF) is the main supplier.

            2.2.3.1    Basic Petrochemicals

        Repsol YPF's basic petrochemical production is focused on obtaining olefins and aromatics, with an annual capacity of 910 thousand tonnes of ethylene in olefins and 519 thousand tonnes of aromatics.

        Repsol YPF's basic petrochemical production operations are closely integrated with Repsol YPF's refining activities, as olefin and aromatics production units are physically located within Repsol YPF's refineries. The advantages which result from this structure include flexible supply of feedstocks to the olefin cracker, efficient use of byproducts (such as hydrogen and pyrolysis gasoline) and synergies in power supply. Repsol YPF's basic and derivative petrochemicals operations are also well integrated.

        Repsol YPF's sales of basic petrochemicals products increased from 723 thousand tonnes in 2002 to 1,058 thousand tonnes in 2003, of which 24 thousand tonnes were sold in Spain, 207 thousand tonnes were sold in Argentina and 827 thousand tonnes were sold in other markets. By type of process, petrochemical sales in 2003 can be broken down as follows: 476 thousand tonnes of basic petrochemical products obtained by olefin cracker and fluid catalytic cracking refining units and 582 thousand tonnes obtained by aromatics extraction and a methanol unit.

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

        Derivative products allow for high integration, not only with basic petrochemicals, but also with upstream activities, as evidenced, for instance, by the integration of the ammonia/urea and methanol plants which use natural gas as raw material.

        Repsol YPF markets its derivative petrochemical products through a commercial network divided into five regions, the Atlantic, Mediterranean, Northern Europe, Southern Europe and South America regions. Repsol YPF also markets derivative petrochemical products in other regions through sales offices and agents.

        Derivative petrochemical products sales in 2003 were 2,949 thousand tonnes, of which 1,138 thousand tonnes were sold in Spain, 455 thousand tonnes in Argentina and 1,356 thousand tonnes in other markets.

        Repsol YPF's strategy for petrochemicals is to pursue growth in core strategic areas with the objective of creating a balanced portfolio comprised of projects capable of adding significant value, further reducing operating costs and maintaining operating excellence.

        The key element of this strategy is to develop those products where Repsol YPF has a significant competitive advantage due to:

  •
  Ownership of competitive technology or know-how;

  •
  Integration with its downstream and upstream activities;

  •
  Strong regional leadership; and/or

  •
  Cost leadership.

        In addition to these four factors, Repsol YPF will also consider developing petrochemical businesses that are directly linked to its own oil and gas activities.

        In 2000, Repsol YPF commenced operations of the propylene oxide/styrene and derivative complex in Tarragona, Spain, using state-of-the-art technology owned by Repsol YPF, available to only two other companies in the world. This project is consistent with Repsol YPF's petrochemicals strategy.

        In 2001, the Bahía Blanca plant, which produces ammonia and urea, started operations in Argentina as a 50/50 joint venture between Repsol YPF and Agrium, a worldwide leader in fertilizers. This plant and the methanol unit in Plaza Huincul's refinery, which use natural gas as a raw material and enable the monetization of reserves, are examples of integration between the petrochemical and upstream units. Repsol YPF obtains other synergies from the latter plant's location at Plaza Huincul's refinery such as in power supply and general expenditures.

        Repsol YPF has taken advantage of the scheduled maintenance turnaround of the Tarragona cracker to increase its capacity for ethylene and propylene and reduce its operating costs.

        Investments in 2003 have been designed to improve our existing units, achieve minor capacity increases, improve product quality and improve safety and environmental standards. Repsol YPF has also focused on the initial development of projects required to support our growth strategy as set out in our strategic plan.

          2.2.4    Gas and Electricity

        Gas and Electricity activities contributed 5.5% to Repsol's YPF's operating income in 2003, 19.0% in 2002 and 21.6% in 2001.

        Repsol YPF is involved, directly or through its affiliates, in the natural gas and electricity sectors. In the natural gas sector, Repsol YPF is engaged in the supply, storage, transportation and distribution of natural gas in Spain, the liquefaction of natural gas in Trinidad and Tobago, the sale and transportation of LNG in Spain and the United States, as well as the distribution of natural gas in Argentina, Brazil, Colombia and Mexico. Repsol YPF is also involved in the supply and retail sale of natural gas liquids in Argentina. In the electricity sector, Repsol YPF is engaged in power generation in Spain and Argentina.

        In April 2002, Repsol YPF unveiled plans to restructure its gas and electricity business. From an operational point of view, the downstream business of Gas and Electricity (including electricity generation and natural gas distribution) would be integrated under Gas Natural, the upstream business of Gas and Electricity would remain under Repsol YPF and the midstream business would be carried out by a joint venture between Gas Natural and Repsol YPF. From an organizational point of view, the vice-presidency of Gas and Electricity was eliminated and its functions were assumed by the Chief Operating Officer (formerly known as Corporate Vice-president).

        In May 2002, Repsol YPF sold 23% of Gas Natural. Since the date of that sale, Repsol YPF has consolidated its remaining interest in Gas Natural by the proportional integration method. See Section 2.2.4.1 "—Natural Gas—Spain".

        In 2003, Repsol YPF continued to restructure the gas and electricity business. Repsol YPF completed an asset restructuring under which Repsol YPF became the owner of 30% of BPTT, the 100% owner of the Trinidad and Tobago gas reserves, and Gas Natural will carry out the electricity business.

        Repsol YPF and Gas Natural are cooperating to coordinate the "midstream" business through the creation of separate legal entities for those activities that require a separate corporate entity (e.g., integrated projects) or through specific collaboration agreements where mutual assistance and cooperation in carrying out midstream activities can give rise to synergies and other benefits for both parties. Repsol YPF and Gas Natural believe that this is the approach that provides the greatest operating flexibility and transparency to markets.

            2.2.4.1    Natural Gas

        The table below shows Repsol YPF's natural gas sales volumes by region in the last three years.

	2003	2002	2001
	(billions of cubic meters)
Natural gas sales by region(1)
Spain	18.87	18.52	16.92
Argentina	2.49	2.22	2.26
Rest of Latin America	4.67	4.45	3.48
Rest of the World	4.32	1.68	1.10

Total	30.35	26.87	23.76

(1)
Table includes 100% of sales volumes reported by Gas Natural although at December 31, 2003 Repsol YPF owned 27.15% of Gas Natural and accounts for it using the proportional integration method under Spanish GAAP because, since January 1, 2002, Gas Natural reports 100% of the natural gas sales volumes of each of its consolidated subsidiaries, regardless of Gas Natural's stake in such subsidiaries. In prior years, Gas Natural reported the natural gas sales volumes of each of its consolidated subsidiaries based on the consolidation method (global integration or proportional) used to account for each such subsidiary. Since January 1, 2002, Metrogas is accounted for by Repsol YPF under the equity method. In prior years, Metrogas was consolidated by Repsol YPF using the proportional integration method. For comparison and uniformity purposes, 2001 natural gas sales volumes have been restated to reflect these reporting changes.

  Argentina

        Repsol YPF sells approximately 45% of its natural gas production to distribution companies, 41% to industrial clients and electric generators and exports the remaining 14%, principally to Brazil and Chile. The largest part of Repsol YPF's proved natural gas reserves is located in the Neuquén basin, close to the Buenos Aires market.

        Repsol YPF also participates in the distribution of natural gas in Buenos Aires through Metrogas (a subsidiary of YPF) and Gas Natural BAN (a subsidiary of Gas Natural), two of the largest natural gas distributors in Argentina. Since January 1, 2002, Metrogas is accounted for under the equity method.

        Natural gas market in Argentina.    In 2003, Repsol YPF's natural gas sales were 58.7 million cubic meters per day, a 15% increase from 51.1 million cubic meters per day in 2002. Natural gas sales in 2003 and 2002 include export sales volumes to Brazil and Chile, which amounted to 7.7 and 7.8 million cubic meters per day in 2003 and 2002, respectively.

        Between 1980 (13,466 million cubic meters) and 2003 (46,430 million cubic meters), natural gas production in Argentina grew significantly, increasing 244% at an annual average rate of 5.3%. This growth is partially due to the increase in customers in Argentina connected to the distribution systems from 2.5 million to 6.0 million, as well as a higher rate of consumption per client and exports of gas, and the installation of gas fired power generators (combined cycles).

        Approximately 72% of YPF's proved natural gas net reserves in Argentina are located in the Neuquén basin, which is strategically located near the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, Repsol YPF believes that natural gas from this region has a competitive advantage compared to natural gas from other regions. In the past, the capacity of the natural gas pipelines in Argentina has proved to be inadequate at times to meet peak-day winter demand, and there is no significant storage capacity in Argentina.

During the last 10 years, local pipeline companies added approximately 2,000 million cubic feet per day of new capacity. These additions have improved the ability to satisfy peak-day winter demand, directly benefiting Repsol YPF.

        Repsol YPF is actively involved in projects intended to develop Repsol YPF's presence in the natural gas markets in Argentina and the rest of Latin America including the following:

  •
  The sale of natural gas to the Methanex Plant (methanol producer) located in Cabo Negro-Punta Arenas in Chile, with an annual supply of 58.8 million cubic feet of gas per day in 2003.

  •
  The supply of approximately 52.8 million cubic feet of gas per day in 2003 to electric companies in the Santiago (Chile) area through the gas pipeline Gas Andes.

  •
  A 10% interest in the gas pipeline Gasoducto del Pacífico, a project that allows Repsol YPF to supply Chile with gas from the Neuquén basin. In 2003, Repsol YPF supplied an average of 32.9 million cubic feet of gas per day through this pipeline.

  •
  The supply of gas from the northwest basin to electric companies in the north of Chile, through the gas pipeline of Gas Atacama and Norandino, which during 2003 reached an average of 92.2 million cubic feet of gas per day in 2003.

  •
  The supply in 2003 of an average of 32.9 million cubic feet per day to the thermal power plant of Uruguayana (Brazil).

  •
  The Diadema underground gas storage project in the San Jorge Gulf basin, with an average deliverability of 17.3 million cubic feet of gas per day (153 days of winter) to supply gas to Profertil.

  •
  A new underground gas storage project in Mendoza, named Lunlunta Carrizal, with an estimated deliverability of 35.3 million cubic feet per day, a project which is expected to be operational at the end of 2004.

        Natural gas distribution in Argentina.    Gas Natural has a 72% participation in the Invergas consortium, which holds, together with Gas Natural SDG—Argentina, 70% of Gas Natural BAN. Gas Natural BAN, which distributes natural gas in northern Buenos Aires, is one of the main natural gas distributors in Argentina. In 2003, Gas Natural BAN sold approximately 2.49 billion cubic meters of natural gas to 1.2 million customers in Buenos Aires, compared to 2.22 billion cubic meters to 1.2 million customers in 2002 and 2.26 billion cubic meters to 1.2 million customers in 2001.

        YPF holds a 45.3% stake in GASA (which Repsol YPF accounts for under the equity method), which in turn holds a 70% stake in Metrogas, a natural gas distributor in southern Buenos Aires as well as one of the main distributors in Argentina. During 2003, Metrogas distributed approximately 6.45 billion cubic meters of natural gas to 1.9 million customers. In 2002, Metrogas distributed approximately 5.49 billion cubic meters of natural gas to 1.9 million customers.

  Brazil

        In Brazil, Gas Natural distributes natural gas in the metropolitan area and throughout the state of Rio de Janeiro. On April 26, 2000, Gas Natural was awarded a gas distribution concession in São Paulo state, which has an area of 53,000 square kilometers and a population of 2.5 million people. The concession area covers 93 municipalities, four of which have more than 100,000 inhabitants. It also has more than 6,000 industries with a potential consumption of approximately 807,000 cubic meters of natural gas per day. This new concession enhances Gas Natural's presence in Brazil, where Gas Natural started operations in July 1997 as operator for Companhia Distribuidora de Gas do Rio de Janeiro CEG and CEG RIO (formerly Riogás). In 2003, it sold approximately 2.55 billion cubic meters of natural gas to 0.6 million customers.

        In July 2001, Gas Natural and Iberdrola signed an agreement involving Iberdrola's interests in CEG (Brazil), CEG Rio (Brazil) and Gas Natural ESP (Colombia), and Gas Natural's participation in Gas Natural Mexico. Pursuant to this agreement, Gas Natural acquired in March 2002 an additional 9.9% interest in CEG, 13.1% in CEG Rio and 14.6% in Gas Natural ESP, and sold a 13.25% interest in Gas Natural México.

        The agreement signed with Iberdrola increased Gas Natural's interests in CEG to 28.8% from 18.9% and in CEG Rio to 38.3% from 25.1%.

        In November 2003, Gas Natural entered into a stock purchase agreement with Enron to acquire Enron's 25.4% interest in Compañía Distribuidora de Gas do Río de Janeiro or CEG as well as its 33.8% interest in CEG RIO. Upon completion of this transaction, which is subject to the approval of Brazilian and other authorities, Gas Natural's interest in CEG will increase to 54.2% and to 72.0% in CEG RIO.

  Colombia

        Through Gas Natural ESP, Gas Natural distributes natural gas in the capital of Colombia, Santa Fé de Bogotá, as well as, after the acquisition of Gasoriente, in the eastern region of Colombia. Additionally, in 1998 a consortium in which Gas Natural participates obtained a concession to distribute natural gas in the Cundi-Boyacensean area, located northeast of Bogotá. In 2003, Gas Natural sold in Colombia approximately 0.72 billion cubic meters of natural gas to 1.4 million customers.

        The agreement signed with Iberdrola increased Gas Natural's interest in Gas Natural ESP to 59.1% from 44.3%. See Section 2.2.4.1 "—Natural Gas—Brazil" above.

  Mexico

        In March 1998, Gas Natural México was awarded a concession to distribute natural gas in Monterrey, one of the largest consumers of natural gas in Latin America with a total population of more than six million inhabitants. In addition to natural gas distribution in Monterrey, Gas Natural México currently distributes natural gas in the cities of Toluca, Nuevo Laredo and Saltillo. In 1998, Gas Natural México obtained the concession for distribution of natural gas in the state of Guanajuato, which has a population of more than two million people. In December 1999, Gas Natural México was awarded the concession for the distribution of natural gas in the El Bajío Norte region which includes the states of Aguascalientes, Zacatecas and San Luis de Potosí, with a combined population of about two million people. With the acquisition of Metrogas in 2000, Gas Natural México now distributes gas in Mexico City. In 2003, Gas Natural México sold approximately 1.39 billion cubic meters of natural gas to 1.0 million customers, compared to 1.24 billion cubic meters of natural gas to 0.8 million customers in 2002.

        The agreement signed with Iberdrola reduced Gas Natural's interest in Gas Natural México to 86.75% from 100%. See Section 2.2.4.1 "—Natural Gas—Brazil" above.

        In February 2004, the Mexican authorities awarded Repsol YPF a site for the construction of a regasification plant in the port of Lázaro Cárdenas, located on the Pacific Coast of Mexico. The initial capacity of this plant will be approximately 4 billion cubic meters per year, with a potential of expanding the capacity to 10 billion per year. The estimated investment in this plant amounts to US$350 million and Repsol YPF expects this plant to become operational in 2008.

  Spain

        In May 2002, Repsol YPF sold 23% of Gas Natural SDG, S.A. for approximately €2,008 million, representing capital gains of approximately €1,097 million. After the sale, Repsol YPF had a 24.04%

interest in Gas Natural. Gas Natural is Spain's largest natural gas distributor in terms of revenues and volume.

        Gas Natural's main activity is the distribution of natural gas to the residential and commercial sector as well as the industrial and electricity sectors. It supplies natural gas to Madrid and Barcelona and, through its holdings in 10 regional distributors, to nearly all of Spain. Repsol YPF estimates that Gas Natural has an approximate 65% market share of the Spanish market.

        On May 16, 2002, in connection with the sale of 23% of Gas Natural, Repsol YPF and La Caixa d'Estalvis i Pensions de Barcelona amended their January 11, 2000 shareholders' agreement with respect to Gas Natural through the execution of a Novation Agreement, further amended through the execution of two Addenda to the Novation Agreement, dated December 16, 2002 and June 20, 2003. The most significant aspects of these agreements with La Caixa are the following:

  •
  Repsol YPF and La Caixa will jointly control Gas Natural in accordance with principles of transparency, independence and professional diligence.

  •
  To increase the number of members of the Board of Directors of Gas Natural to 17 members to include as a member Caixa de Catalunya, which holds, jointly with HISUSA Holding de Infraestructuras y Servicios Urbanos, S.A., an 8% interest in Gas Natural. Repsol YPF and La Caixa will each have the right to nominate five directors. Repsol YPF and la Caixa will vote in favor of each other's nominees. The remaining six directors will be independent directors.

  •
  La Caixa will nominate the Chairman of the Board of Directors of Gas Natural and Repsol YPF will nominate the Managing Director. Repsol YPF's and La Caixa's directors will vote in favor of each other's nominees for these positions.

  •
  The Executive Committee of the Board of Directors of Gas Natural will be composed of eight members, consisting of three members nominated by each of Repsol YPF and La Caixa out of the directors they respectively nominated to the Board of Directors of Gas Natural, including the Chairman of the Board of Directors and the Managing Director. The other two members of the Executive Committee will be independent directors.

  •
  To propose at the Gas Natural annual general shareholder's meeting held on June 23, 2003 the appointment of Enrique Locutura Rupérez to the Board of Directors of Gas Natural, with a view to his later appointment as Managing Director of Gas Natural; and

  •
  To jointly agree, prior to its submission to the Board of Directors of Gas Natural, (i) the strategic plan of Gas Natural, which will include all decisions affecting the strategy of Gas Natural, (ii) the corporate structure of Gas Natural, (iii) the annual budget of Gas Natural, (iv) any business combinations and (v) any acquisitions or disposal of strategic assets of Gas Natural.

        These new agreements will remain effective for as long as both parties hold a minimum participation in Gas Natural of 15%. In March 2004, Repsol YPF increased its holding in Gas Natural to 30.847%.

        As a result of the original shareholder's agreement, Repsol YPF consolidated the results of Gas Natural with its own since January 1, 2000. As of the end of May 2002, Gas Natural is accounted for under the proportional integration method. Repsol YPF believes that the agreements with Gas Natural will result in increased flexibility for Repsol YPF to integrate its operations with those of Gas Natural, and thus represents an important step in Repsol YPF's strategy of integrating the gas-electricity chain and strengthening its financial situation.

        Enagas owns most of the gas transportation and storage infrastructure in Spain. In June 2002, pursuant to the limitations on ownership of Enagas imposed by Royal Decree Law 6/2000, limiting the participation of any one group to 35%, Gas Natural sold 59.1% of Enagas in a secondary public offering for approximately €917 million (thereby reducing its interest in Enagas to 40.9%) and granted the underwriters of the institutional tranche of the offering the right to buy the additional 5.9% that made up the 65% interest that must be sold (a "green shoe" option). Repsol YPF's share in the sale proceeds amounted to approximately €221 million, representing capital gains of approximately €97 million. Gas Natural's interest in Enagas as of April 5, 2004 was 34.99%. Pursuant to Law 62/2003, no person may own, directly or indirectly, more than 5% of Enagas' capital stock. The law imposes a period of up to three years to dispose of such shares. See Section 2.3.1.3 "—Regulation of the Petroleum Industry—Spain—Natural Gas System".

        Enagas' infrastructure system in Spain consists principally of three coastal terminals for the receipt, storage and regasification of liquid natural gas, a network of high-pressure pipelines for bulk transmission of gas and low-pressure mains for local gas distribution, and two underground gas storage facilities. The LACAL/Laq-Calahorra and Maghreb-Europe's pipelines link gas fields in Norway and Algeria with the transmission network of Enagas.

        In 2003, Gas Natural sold approximately 18.87 billion cubic meters of natural gas to 4.5 million customers in Spain, compared to 18.52 billion cubic meters to 4.2 million customers in 2002, and 16.92 billion cubic meters to 3.9 million customers in 2001.

        Gas Natural purchases its gas supplies mainly through take-or-pay purchase contracts for LNG with producers in Algeria, Libya, Trinidad and Tobago, Nigeria and the Middle East, and also through purchases of natural gas from Algerian, Norwegian and Spanish fields.

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

        Gas Natural has also entered into long-term contracts to acquire LNG from Nigeria, Trinidad and Tobago and the Middle East.

        Gas Natural owns, through a 100% interest in SAGANE, a 72.6% interest in Europe-Maghreb Pipeline Ltd. (EMPL), which owns the exclusive right to operate the section of the Maghreb-Europe gas pipeline in Morocco and as well as the section under the Straits of Gibraltar connecting the Algerian gas wells in Hassi R'Mel with the Spanish and European transmission systems. Transgas, a Portuguese gas distributor which uses part of the capacity of the Maghreb-Europe Pipeline, holds the remaining 27.4% of EMPL.

        Pursuant to Royal Decree Law 6/2000, 25% of the natural gas supplied by Sonatrach was allocated for a period of three years (2001-2003) to natural gas commercializers for resale to consumers in the liberalized market. The remaining 75% was allocated to Enagas for its supply to distributors that resell this natural gas to consumers at regulated tariffs. After this three-year period, the contract has been assigned on a preferential basis to Enagas, which supplies this natural gas first to consumers at regulated tariffs and any remainder is then sold in the open market. See Section 2.3.1.3 "—Regulation of the Petroleum Industry—Spain—Natural Gas System."

        In connection with the Sonatrach natural gas purchase contract, EMPL committed to construct, finance and operate the Maghreb-Europe Pipeline, which extends 540 kilometers in Morocco and 45 kilometers under the Straits of Gibraltar to connect with the Spanish natural gas pipeline system. The 48-inch pipeline with an initial capacity of nine billion cubic meters per year was completed in 1996. The capacity of this pipeline is currently being increased to approximately 12 billion cubic meters per year. This pipeline constitutes a significant element in Repsol YPF's natural gas supply strategy, since it secures a significant supply of gas at reduced transportation costs. At the European level, the pipeline represents an element of strategic importance, since it will help to strengthen the diversification of energy supplies for the entire continent. The Maghreb-Europe Pipeline has allowed for a substantial increase in deliveries from Algeria. However, the increase in importance of Algeria as a supplier country is expected to be reduced over time as a result of Repsol YPF's international supply diversification policy.

  Trinidad and Tobago

        Repsol YPF holds a 20% interest in Atlantic LNG, a joint venture with, among others, BP and BG plc. Atlantic LNG is based in Trinidad and Tobago and operates a liquefied natural gas plant at Point Fortin, Trinidad. This plant commenced production activities in April 1999. Natural gas for the plant is supplied from offshore fields discovered by BP in Trinidad and Tobago. The plant has annual production capacity of approximately three million tonnes of natural gas. Gas Natural has entered into a contract with Atlantic LNG to purchase, over a term of 20 years renewable for an additional five years, at a purchase price to be determined by a formula based on market prices, 40% of Atlantic LNG's liquefied natural gas production, which Gas Natural will sell in Spain.

        In the first quarter of 2000, Atlantic LNG received approval from the Trinidad and Tobago government to expand operations, including installation of two additional gas liquefaction trains in which Repsol YPF holds a 25% stake. One of these trains started operations in 2002 and the other was completed in April 2003. These two new facilities have a combined installed production capacity of approximately 9 billion cubic meters per year, of which Repsol YPF has agreed to sell approximately 2.7 billion cubic meters per year pursuant to long-term gas contracts. These two facilities have increased Atlantic LNG's total annual LNG output to approximately 13 billion cubic meters per year. The cost of building the two new trains was US$1.1 billion.

        A fourth train, with an estimated installed production capacity of 6.5 billion cubic meters per year, is currently being designed. Repsol YPF expects to complete the construction of this fourth train by the beginning of 2006 at an estimated cost of US$1.2 billion.

        Repsol YPF believes that one of the crucial advantages of the project in Trinidad and Tobago is its geographic location, which permits the supply under advantageous economic conditions of markets such as the United States, the Caribbean and Europe, the latter through swap contracts with suppliers. Repsol YPF believes this will enable it to take advantages of price opportunities in the American market and to reduce transport costs, while satisfying the needs of the Spanish market from other sources.

  Transport of LNG

        Repsol YPF leases three time charter tankers with a total capacity of 416,500 cubic meters for shipping LNG, two of which have been delivered and are in service and the third, which is under construction, is scheduled for completion and to be delivered and placed into service in 2004. In addition, Gas Natural leases two-time charter tankers for shipping LNG with a total capacity of 276,000 cubic meters, both of which have been delivered and are in service.

  United States

        In September 2003, Repsol YPF delivered to the Norwegian company Statoil its first shipment of liquefied natural gas from Atlantic LNG's third train in Trinidad and Tobago, destined for the Cove Point regasification plant on the East Coast of the United States. This first shipment consisted of 135,000 cubic meters of LNG and is part of the 2.7 billion cubic meters of gas per year that Repsol YPF holds in trains two and three of Atlantic LNG, in which it has a 25% interest.

        In the fourth quarter of 2003, Repsol YPF and Shell Western LNG Ltd. signed a contract to supply LNG (providing up to 2 billion cubic meters of LNG until 2005) from Trinidad and Tobago to the Cove Point regasification plant on the East Coast of the United States.

        LNG from Trinidad and Tobago currently is the only source in the Atlantic Basin capable of meeting the quality specifications of all LNG regasification plants on the East Coast of the United States, including Cove Point.

        In 2003, Repsol YPF sold approximately 2.0 billion cubic meters of LNG in the U.S. and Caribbean markets.

  Puerto Rico

        In October 2003, Gas Natural purchased Enron's assets in EcoEléctrica. These assets, valued at US$179 million, include 47.5% of EcoEléctrica and 50% of the voting rights in this company, exclusive natural gas supply rights to the plant as well as a fuels operating and management agreement. This plant has a 540MW combined-cycle generation plant and a regasification plant with a regasification capacity of 160,000 cubic meters per hour.

        Repsol YPF believes that this acquisition represents an important step towards the development of trading operations in the Atlantic basin, providing Gas Natural with an important competitive advantage to carry out the supply of natural gas in Puerto Rico jointly with Repsol YPF, with which it already has an agreement.

  Italy

        In January 2004, Gas Natural purchased Grupo Brancato, the first private operator of gas on the island of Sicily. This transaction marks the entrance of Gas Natural in the gas distribution market in Italy.

        Grupo Brancato consists of three distributors, one marketing company and two service companies, with a presence in 73 Sicilian municipalities and 3 municipalities in the Abruzzo region. These companies have 93,000 customers.

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

  •
  A natural gas liquids fractioning plant, that produces ethane, propane butane and natural gasoline. This plant is located in the city of Bahía Blanca in the Province of Buenos Aires.

  •
  A pipeline that links both plants and that transports natural gas liquids.

  •
  Transportation, storage and port facilities in the proximity of the fractioning plant.

        Mega required an investment of approximately US$715 million and commenced operations at the beginning of 2001. Mega's maximum annual production capacity is 1.35 million tonnes of gasoline, LPG and ethane. Repsol YPF is Mega's main supplier of natural gas. The fractioning plant production is used in the petrochemical operations of PBB Polisur, a 28% affiliate of Repsol YPF, and is also exported by tanker to Brazil.

            2.2.4.3    Electricity

        Spain.    In January 1998, pursuant to the terms of an Industrial Agreement signed in 1997, Repsol YPF and Iberdrola, a Spanish electricity company, committed to form PIESA for the development of three co-generation facilities in Tarragona, La Coruña and Gajano (Santander), with a total capacity of 175 MW. In 2000, another co-generation facility, with 90 MW of capacity, started operations at the petrochemical facilities in Tarragona. The total capacity of these projects, added to the 330 MW already in existence at the refineries and petrochemical centers of Repsol YPF in Spain, brought total capacity to 595 MW. Construction of the Tarragona plant was completed during 2000, while the La Coruña plant and the Gajano plant were completed in 2001.

        In 2003, Repsol YPF acquired Iberdrola's 50% stake in PIESA, and now holds 100% of PIESA.

        In April 1998, Repsol YPF jointly with Amoco Power Resources Holding II Ltd. (Amoco Power), Iberdrola and Ente Vasco de Energía (EVE) established two new companies, Bahía de Bizkaia Gas, S.L. (BBG) and Bahía de Bizkaia Electricidad, S.L. (BBE), in each of which Repsol YPF has a 25% stake, to build a regasification facility and 800 MW combined cycle plant (CCGT) in the port of Bilbao. During 1998, the two companies concluded their feasibility studies and began the engineering design for the two facilities. In 2000, the procurement, engineering and construction contracts were awarded and construction began. At the end of 2002, BBE had completed the construction of the combined cycle plant, which is currently in operation. At the end of 2003, BBG had completed the construction of the regasification facility which now is in operation.

        In October 1998, Gas Natural and Endesa, S.A., a Spanish electricity company, reached a commercial agreement whereby Gas Natural will supply the natural gas required by Endesa for the development of its program for the construction of combined cycle power stations. In December 1999, both companies signed the contracts for the construction of four combined cycles, each with a capacity of 400 MW. Two of these facilities are located in San Roque (Cádiz) and the other two are located in Sant Adriá del Besós (Barcelona). The San Roque and Sant Adriá del Besós facilities started operations in March 2002 and August 2002, respectively, and each of Gas Natural and Endesa own one of the combined cycle power stations at the two locations.

        In 1999, Repsol YPF and BP reached two agreements under their June 1998 strategic alliance. The first agreement provides for the sale of up to 5 billion cubic meters of LNG from Trinidad and Tobago to Spain. The second agreement establishes the basis for the development of new power generation projects in Spain using natural gas. In April 2003, Repsol YPF and BP entered into an agreement for the sale of a 1,200 MW combined cycle power plant to Gas Natural. Repsol YPF and Gas Natural simultaneously entered into an agreement for the supply of 1.6 billion cubic meters of gas per year over a period of 20 years. Construction of this plant began in 2003 and commercial operations are expected to start by the beginning of 2006, with an estimated total investment of €600 million.

        Argentina-Generation.    Repsol YPF participates in four power stations with an aggregate installed capacity of 1,685 MW:

  •
  Central Térmica Tucumán (410 MW combined cycle)

  •
  Central Térmica San Miguel de Tucumán (370 MW combined cycle)

  •
  Filo Morado (63 MW)

  •
  Central Dock Sud (775 MW combined cycle and 67 MW gas turbines)

        In 2003, these plants generated altogether approximately 7,624 GWh.

        Repsol YPF also operates power plants, supplied with natural gas produced by Repsol YPF, which produce power for use by Repsol YPF in other business units:

  •
  Los Perales power plant (74 MW), located in the Los Perales natural gas field,

  •
  Chihuido de la Sierra Negra power plant (40 MW), and

  •
  The power plant located at the Plaza Huincul refinery (40 MW)

          2.2.5    Environmental Matters

        Repsol YPF's operations are subject to environmental protection laws and regulations of the European Union, Spain and its autonomous communities, Argentina and other countries in which Repsol YPF's operations are located. These laws and regulations, which tend to become more stringent over time, address the general impact of industrial operations on the environment, including emissions into the air and water, the disposal or remediation of soil or water contaminated with hazardous or toxic waste, fuel specifications to address air emissions and the effect of the environment on health and safety. We have made and will continue to make expenditures to comply with these laws and regulations. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could in the future require additional expenditures by Repsol YPF for the installation and operation of systems and equipment for remedial measures and could affect Repsol YPF's operations generally. In addition, violations of these laws and regulations may result in the imposition of administrative or criminal fines or penalties or may lead to personal injury claims or other tort liabilities.

        Environmental factors are an important consideration in planning, designing and operating all Repsol YPF facilities. To advance such interests, in 1996 Repsol YPF created an Environmental Management System (EMS) to ensure that Repsol YPF complies with all pertinent environmental principles. An Environmental Committee, formed by top management representatives from the operating areas, the Corporate Director for Shared Services and other Corporate Directors, formulates Repsol YPF's environmental policy and coordinates its implementation among the operating areas. Under the EMS, the operating units must obtain an ISO 14001 Certification for their environmental management systems. At December 31, 2003, 8 refineries, 12 chemical plants, 19 Exploration and Production operations, 18 logistic terminals, , 15 lubricants, asphalts and specialties factories and its corresponding distribution system, 20 marine supply facilities, 104 service stations, 8 LPG factories and one underground gas storage facility covering almost all major industrial sites of Repsol YPF, were ISO 14001 certified.

        Each of Repsol YPF's operating units conduct significant programs to ensure that their operations are carried out in an environmentally acceptable manner. In 2003, 2002 and 2001, Repsol YPF spent €79.2 million, €74.8 million and €113 million, respectively, on environmental programs that included improving effluent treatment equipment, increasing the capacity and efficiency of sulphur recovery units at Repsol YPF's refineries, energy saving and efficiency, reducing air emissions of pollutants from processing units, increasing the injection of produced water in upstream operations and reducing the release of volatile organic compounds during the storage and delivery of gasoline for motor vehicles from terminal to service stations. Because many environmental costs are inextricably intertwined with general operating costs at our facilities, some of our environmental and cost estimates are developed using the American Petroleum Institute guidelines, adapted to the characteristics and technical criteria of Repsol YPF.

        Some of the most relevant issues that could affect Repsol YPF's operations in the future relate to climate change, environmental quality of products and the Integrated Pollution Prevention and Control IPPC European Directive 96/61/EC. Regarding climate change issues, Repsol YPF's operations worldwide emitted 21.5 million tonnes of CO2 equivalent in 2003. Spain is the only country in which Repsol YPF has significant operations which has a greenhouse gas emissions cap set by the Kyoto Protocol. In Spain, Repsol YPF's refineries and cogeneration units with an installed capacity of greater than 20 MW are also affected by the European CO2 Emission Trading Directive (2003/803/CE). Although there are still many regulatory uncertainties, Repsol YPF is developing a plan to address the requirements of the Protocol and the Directive. The principal elements of this plan are the following:

  •
  approval and publication of a statement relating to the Company's position on Climate Change;

  •
  reinforcement of Repsol YPF's capacities;

  •
  elaboration of inventories and future projections;

  •
  identification of opportunities for the reduction of greenhouse gases and implementation thereof;

  •
  collaboration with competent authorities from the countries in which Repsol YPF operates, in particular the Spanish Office for Climate Change (OECC) and the Argentina Clean Development Mechanism Office (OAMDL);

  •
  support for the Clean Development Mechanism in Latin America;

  •
  participation in international fora; and

  •
  participation in carbon markets.

        The economic impact of the Emission Trading Directive 2003/803/CE on Repsol YPF cannot be estimated until the Spanish National Allocation Plan is approved and the allocation to individual installations and plants of the Repsol YPF Group is established. In addition, the Spanish National Allocation Plan will need to be approved by the European Commission, which is scheduled to occur in 2004.

        In 2003, Repsol YPF continued to make investments in order to comply with the new specifications for gasoline and gas oil that resulted from Directive 2003/17/CE (which came into force in Spain on December 15, 2003 pursuant to Royal Decree 1700/2003) and Resolution SE 222/01 in Argentina, which is expected to come into force in 2006. Repsol YPF invested €160.7 million in 2003, improving and constructing new units in its refineries in order to comply with European Union fuel specifications. We are unable to estimate at this time the costs of improving and constructing new units at our refineries in Argentina, since the Argentinian specifications have not been finalized, but those costs could be material to our operations.

        As for the 96/61/CE IPPC Directive, transposed into Spanish law by law 16/2002, Repsol YPF also intends to take any actions in the industrial sites covered or affected by the Directive. While we cannot at this time estimate the total costs Repsol YPF will incur to comply with the IPPC Directive, the actions required to be taken are extensive and additional expenditures may be required.

        United States.    Laws and regulations relating to health and environmental quality in the United States affect nearly all of YPF Holdings operations in the United States. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and impose, in certain circumstances, remedial obligations.

        YPF Holdings believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations and, as discussed below, Maxus Energy Corporation ("Maxus") and Tierra Solutions, Inc. ("Tierra"), two subsidiaries of YPF Holdings, have certain potential liabilities associated with operations of Maxus' former chemical subsidiary, Diamond Shamrock Chemicals Company ("Chemicals"). YPF Holdings cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings for the installation and operation of systems and equipment for remedial measures and other items. Also, certain laws allow governmental authorities to recover natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

        In connection with the sale of Chemicals, to a subsidiary of Occidental Petroleum Corporation ("Occidental") in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the September 4, 1986 closing date (the "Closing Date"), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

        In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs, with Maxus' aggregate exposure for this cost sharing being limited to US$75 million. Henkel Corporation was assigned certain of Chemicals' and Occidental's rights and obligations under such indemnity. The total expended by the Company under this cost sharing arrangement was approximately US$64.2 million as of December 31, 2003. The remaining portion of this cost sharing arrangement has been reserved.

        Tierra has agreed to assume essentially all of Maxus' aforesaid indemnity obligations to Occidental in respect of Chemicals.

        At December 31, 2003, reserves for the environmental contingencies related to the liabilities assumed in connection with the sale of Chemicals totaled approximately US$66.3 million. YPF Holdings believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in changes, including additions, to such reserves in the future.

        See "6.2 Legal Proceedings" for a discussion relating to certain legal proceedings and regulatory developments in respect of certain plant sites of Repsol YPF and its affiliates and third party sites.

          2.2.6    Insurance

        In line with industry practice, Repsol YPF insures its assets and activities worldwide. Among the risks insured are damage to property, consequential interruptions in its business as well as civil liability to third parties arising out of Repsol YPF's operations. Repsol YPF's insurance policies also include indemnification limits and deductibles. Repsol YPF considers its level of insurance coverage to be, in general, appropriate for the risks inherent in its business.

  2.3 Regulation of the Petroleum Industry

        Repsol YPF is subject to regulations relating to the petroleum industry in Spain, Argentina and each country in which it operates.

          2.3.1    Spain

        Spain currently has legislation to liberalize the oil industry, the most recent manifestation of which is Hydrocarbons Sector Law 34/1998, of October 7, which has been supplemented by other provisions and implemented through numerous royal decrees and ministerial orders.

        The Law seeks to provide integrated regulations for the vertically integrated oil industry, which includes research and exploitation of deposits, refining, transport, storage and distribution of crude oil or derivative products thereof, through the acquisition, production, transport, distribution and sale of gas fuels through pipelines.

        Law 34/1998 establishes the criteria for allocating powers among the Government and the Central and the Regional Administrations, starting with considering the hydrocarbons market as unique and global, and turning the latter into participants in the most general aspects of planning and ordering the sector.

        The National Energy Commission is the public agency attached to the Ministry of the Economy that is in charge of ensuring effective competition in the electric market and in both the liquid and gaseous hydrocarbons markets, as well as the objectivity and transparency of its functioning to the benefit of all market participants, including consumers.

        It acts as a consultative body of the Administration and participates in the energy planning process and in the preparation of general rules that affect the energy markets. It also acts as an arbitration panel in conflicts that arise among participants in the hydrocarbon sector, in particular, conflicts regarding contracts that grant third parties access to the transportation and distribution networks.

            2.3.1.1    Exploration, Research and Exploitation of Hydrocarbons

        Hydrocarbon deposits and underground storages existing on Spanish territory and in the territorial marine subsoil and ocean bottoms which are under Spanish sovereignty are considered public properties.

        All foreign and domestic persons may conduct exploration, research and exploitation activities in the hydrocarbon sector so long as any such person obtains the required authorizations, permits and/or concessions, which will be granted only to those persons possessing the requisite technical and financial resources to perform such activities. Law 34/1998 and the rules and regulations promulgated thereunder require the process of granting authorizations, permits and concessions to be objective, transparent and nondiscriminatory.

        The underground storage facility regime and which entities can and/or will perform the role of the "operators" are regulated by Law 34/1998.

            2.3.1.2    Oil and Petroleum Derivatives

        Crude oil refining activities and the transportation, storage, distribution and sale of petroleum derivatives (including liquid petroleum gas) are liberalized, although the construction and use of the facilities at which such activities are carried out are subject to prior governmental authorization.

        Petroleum derivative prices are liberalized, with the exception of liquid petroleum gas, which is subject, in most cases, to price caps.

            2.3.1.2.1    Liquid Hydrocarbons

        The construction and operation of refining facilities, as well as the construction and operation of petroleum product transportation and storage facilities that provide services to wholesale operators, are subject to prior governmental authorization.

        Wholesale operators that are not owned by refining companies or companies majority-owned by refining companies are subject to prior governmental authorization. The authorizations are granted only to those operators possessing the requisite legal, technical and financial resources to perform such activities as well as guaranteeing certain minimum safety stocks.

        Retail operator activities are liberalized, although the construction and use of the facilities at which such operations are conducted are subject to prior governmental authorization.

        Exclusive supply agreements entered into by wholesale operators and owners of vehicle supply facilities may be agreed on a firm sales or commission basis.

        Third parties may freely access transportation and storage facilities, such as CLH's facilities, on conditions agreed on an objective, transparent and nondiscriminatory basis. The Spanish government has the discretion to establish access tolls for mainland territories and for those areas of the Spanish territory where alternative transport or storage facilities do not exist or are insufficient. As of the date of this annual report, the Spanish government has not exercised this discretion.

        CLH Property.    Pursuant to Royal Decree Law 6/2000, no person may hold, directly or indirectly, ownership of more than 25 percent of the capital stock of Compañía Logística de Hidrocarburos CLH S.A. Royal Decree Law 6/2000 further provides that the aggregate direct or indirect ownership interest in CLH of entities with refining capacity in Spain may not exceed 45 per cent of CLH's capital (See Section 2.2.2.2. "Transport of Crude Oil and Distribution of Petroleum Products"). The political and voting rights of stock held in excess of 25 percent interest are suspended. In 2002 and 2003 Repsol YPF and other entities with refining capacity in Spain sold part of their interest in CLH, and Repsol YPF's ownership interest in CLH no longer exceeds the 25 percent limit. The impact on the Groups' 2002 operating income resulting from the reduction of Repsol YPF's ownership in CLH, disclosed in Item 3.5.2 "Results of Operations by Business Segment—Refining and Marketing", amounted to €173 million.

        Technical Specifications of Biofuels.    Royal Decree 1700/2003, effective as of December 25, 2003, established the specifications for gasoline, gas-oil, fuel-oil and liquid petroleum gas, and the use of biocarbons, through the implementation of two EC Directives into Spanish law.

        The aforementioned Royal Decree establishes the new technical specifications for petroleum derivatives and, in particular, the maximum sulfur content from January 1, 2005 and January 1, 2009 in gasoline and automotive diesel (Class A), and from January 1, 2008 for agricultural and maritime diesel (Class B) and heating fuel oil (Class C). In addition, the technical specifications for biocarbons that result from the addition of ethanol into gasoline and biofuels into automotive diesel were also established.

        Service Stations.    Royal Decree-Law 6/2000 established that wholesale operators of petroleum products in Spain, whose distribution network consists of more than 30% of the service stations in Spain, may not increase the number of its or their service stations until June 25, 2005.

        In accordance with Royal Decree 6/2000 of June 23, 2000, Repsol YPF cannot increase, for a period of five years, the number of retail sales points that it held in Spain at the time of the Decree, that is 3,741. In response to this limitation on the total number of sales points, Repsol YPF has implemented a strategy by which those service stations which are less profitable and with lower sales volumes are progressively replaced with more profitable ones. In fact, as can be seen from the table below, the decrease in the number of service stations has not had an adverse effect on volumes sold by the Group:

	2003	2002	2001
No. of service stations (Spain)	3,704	3,653	3,611
Sales (in thousands of cubic meters)	11,953	11,978	12,389

        Repsol YPF did not have to record any impairment as a result of this change.

        In addition, this Royal Decree provided that large commercial establishments, such as shopping complexes, constructed after June 25, 2000 which are classified as "large commercial centers" under Spanish law, must include at least one facility for supply of petroleum products for vehicles. These facilities may not preferentially enter into exclusive supply contracts with a single wholesale operator of petroleum products, such as Repsol YPF.

            2.3.1.2.2    Liquid Petroleum Gas

        Wholesale operators of LPG must apply for a permit to operate, which will be granted only to those persons who (i) possess the requisite legal, technical and financial resources to perform such operations, (ii) guarantee certain minimum safety stocks and (iii) provide technical assistance services available to end users and retail distributors.

        Retail distributors of bulk LPG must also apply for a permit to operate, which will be granted only to those persons (i) that possess the requisite legal, technical and financial resources to perform such operations and (ii) whose facilities meet the relevant safety conditions. Such permits are unnecessary for persons wishing to supply bulk liquid gas to vehicles or fixed distribution facilities.

        Retail distributors of bottled LPG are liberalized, although the facilities at which such operations are conducted must meet certain minimum safety conditions.

        Law 34/1998 prohibits exclusive supply agreements between operators and distributors, except such as are agreed between distributors and agents that form part of their distribution network, although to qualify for this exemption these networks must guarantee home delivery of bottled liquid gas.

        To the extent that the competitive conditions of the bottled and pipelined LPG distribution market are deemed inadequate, the Spanish government may establish maximum prices for sales to the public through a formula determined by regulation. It is not expected that deregulation of LPG prices will occur so long as Repsol Butano continues to have a significant market share. Since 1998 the prices of bulk LPG and LPG sold in bottles smaller than 8 kilograms have been liberalized.

        Bottled LPG prices in containers with a capacity of 8 kilograms or more have been subject to a system of price controls since November 1993. In October 2000, the method for determining bottled LPG maximum prices was changed. However, this change did not have any effect on the Group's operations, assets or future cash flows, and no impairment resulted from such change.

        Currently, the maximum pretax retail price for LPG bottled in containers with a capacity of 8 kilograms or more is determined in April and October each year using the formula contained in Order ECO/640/2002, of March 22, which determination takes into account average international prices over the 12 prior months plus mark-up costs. The aforementioned Order established the maximum mark-up costs at 0.317624 euros/kilogram, authorizing the Ministry of the Economy to update that amount annually in light of foreseeable changes in the sector's costs and productivity.

        Likewise, the supply of LPG through pipelines to end users and the supply of bulk LPG to LPG distribution companies through pipelines is subject to maximum prices established by the Spanish government pursuant to a Ministerial Order of November 5, 1993. The maximum prices are set each month based upon a formula that takes into account the cost of raw materials and freight in international markets in the month prior to the respective month of application, to which a mark-up cost is added. The amount of current mark-up costs was established by a Ministerial Order of November 16, 1998 at 0.2854 euros/kilogram, and has not changed since then.

            2.3.1.2.3    Supply Guaranty

        Law 34/1998 established the right of all consumers to a supply of petroleum derivatives in the national territory, under legally established conditions.

        Wholesale operators and companies that distribute fuel and petroleum-based fuel not purchased from regulated operators must maintain minimum safety stocks at a level appropriate for up to 120 days of its annual sales volume, or 30 days for wholesale LPG distributors, as well as for merchants or consumers who do not purchase from authorized distributors.

        Strategic stock requirements were also established. Under legislation enacted in 1994, Corporación de Reservas Estratégicas (CORES), a Spanish government corporation, was created by the Spanish government to establish, manage and maintain levels of strategic reserves of crude oil and petroleum products.

            2.3.1.3    Natural Gas System

        Regulation of Activities and Agents Acting in the System.    Law 34/1998 regulates the definitions of carrier, distributor and commercializer, all of whose activities are performed under the system of free competition.

        Carriers are legal persons who own LNG regasification facilities, transport or storage facilities.

        Distributors are legal persons who own distribution facilities, whose function is to supply natural gas through pipelines, as well as to build, maintain and operate the distribution facilities designed to deliver natural gas to the points of consumption.

        Commercializers are companies that, with their access to third party facilities, purchase natural gas to sell it to consumers or to other commercializers.

        The system's Technical Manager is the carrier that owns most of the basic natural gas network facilities, and is responsible for the technical management of the basic network and the secondary carrier network, guaranteeing the continuity and safety of the supply and appropriate coordination among access points, storage facilities, transportation and distribution. Enagas, S.A. performs the role of Technical Manager of the system. Royal Decree-Law 6/2000 provided that no person or group of persons may own, directly or indirectly, more than 35% of the capital stock of Enagas. In June 2002, Gas Natural sold 59.1% of Enagas in a secondary public offering. The impact on the Group's operating income was a reduction of €23 million. See Section 3.5.4 "Results of Operations by Business Segment—Gas and Electricity". Pursuant to Law 62/2003, no one may own, directly or indirectly, more than 5% of the capital stock of Enagas, S.A. The voting rights and rights to set policy of stock held in excess of the 5% cap will be suspended.

        Regasification, storage, transportation and distribution activities are regulated activities, whose economic and operational regime must be in accordance with Law 34/1998. Companies that perform these activities may not perform commercialization activities.

        Commercialization activities are liberalized (and therefore the economic regime is determined by participants). Companies dedicated to natural gas commercialization may not have additional corporate objectives in the gas sector, and they may not perform regasification, storage, transport or distribution activities.

        Natural gas may be purchased by: a) carriers, for sale to other carriers or distributors; b) qualified consumers; and c) commercializers, for sale to qualified consumers or to other commercializers.

        Persons authorized to buy natural gas have a right to access regasification, storage, transportation and distribution facilities under nondiscriminatory, transparent and objective conditions, subject to payment of a toll that is fixed by applicable regulation.

        Since January 1, 2003, all consumers, regardless of their level of consumption, are qualified consumers, and they may choose between buying natural gas from distributors in the regulated market or from commercializers in the liberalized market.

        The construction, operation, modification and closing of basic network and carrier network facilities, as well as gas distribution facilities, require prior government authorizations, similar to the authorizations required for commercialization activities.

        When Law 34/1998 took effect all concessions for activities included as part of the public service of fuel gas supply through pipelines were cancelled, and they were replaced with government authorizations.

        As a result of this the reversion of facilities that the prior 1987 law stipulated was expressly cancelled.

        With respect to any natural gas distribution area under a concession, which under Law 34/1998 became an authorization, no new authorizations may be granted to build distribution facilities for a period equivalent to the effective term of the original concession, although such period may not extend beyond January 1, 2005.

        As of January 1, 2003, no company or group of companies acting in the natural gas sector can collectively provide natural gas for consumption in Spain in an amount in excess of 70% of domestic consumption. The Spanish government is authorized to modify that percentage as a function of changes in the sector and the sector's business structure.

        Price Regulation.    Law 34/1998 distinguishes between regulated activities, whose economic and operational systems must be in accordance with the Law, and commercialization activities, whose economic regime is determined by participants.

        Under the scope of Royal Decree 949/2001, which implemented criteria and principles related to compensation for regulated activities, the Ministry of the Economy has issued different ministerial orders that establish the compensation for the various regulated activities, as well as tariffs, tolls and royalties payable in respect of the regulated activities of transportation and distribution. The tariffs, tolls and royalties are the same throughout Spain and are considered to be ceilings.

        The maximum sales price for natural gas in the regulated market is based fundamentally on:

  •
  The cost of the raw material, determined based on the average CIF purchase price of natural gas assigned to the regulated market paid by carriers, including the costs required for placing the gas in the basic network.

  •
  The average of the applicable costs of the means of regasification, transport, distribution and storage.

  •
  The applicable costs of carriers' activities for the supply of natural gas to distributors for its sale in the regulated market.

  •
  The applicable costs of distributor's activities for natural gas supply.

        The tolls and royalties for use of the regasification, storage, transportation and distribution facilities are fundamentally determined by:

  •
  Demand forecasts for natural gas for the year in which they are to be applied.

  •
  Compensation for regulated activities in the natural gas system.

  •
  Forecasts of usage of regasification, storage, transportation and distribution facilities.

        Currently, the maximum sale price for natural gas in the regulated market, tolls and royalties related to third party access of natural gas facilities and compensation for regulated activities are contained in three Ministerial Orders effective as of January 20, 2004.

        Application of Gas from the Algeria Contract.    In virtue of Royal Decree-Law 6/2000, 25% of the natural gas corresponding to 2001, 2002 and 2003 coming from Algeria supplied through the Maghreb-Europe gas pipeline in virtue of the contract signed with Sonatrach, the Algerian state oil company, was assigned to commercializer companies for sale in the liberalized market. The remaining 75% was assigned to Enagas, S.A., for sale to distributors for subsequent sale in the regulated market.

        Starting on January 1, 2004, the natural gas supplied pursuant to the contract with Sonatrach is applied preferentially to the regulated market.

        Supply Guaranty.    All consumers living in a geographic area that corresponds to the scope of any particular authorization have the right to receive gas fuels supplied through pipelines under the conditions established in Law 34/1998.

        In order to ensure supply, Law 34/1998 established the obligation of maintaining minimum safety stocks for specified carriers, distributors and qualified consumers who make use of the right of access to natural gas facilities and are not supplied by an authorized merchant.

        Likewise, Law 34/1998 required specified carriers to diversify their supplies when more than 60% comes from the same country.

            2.3.1.4    Antitrust

        European Union Regulation 2790/1999 governing vertical restraints on competition came into force on January 1, 2000 and will be applicable until May 31, 2010. Regulation 2790/1999 increases restrictions imposed on exclusivity agreements between, among others, petroleum product suppliers and petroleum product distributors operating in European Union markets.

        Prior to the effectiveness of Regulation 2790/1999, under European Union law, exclusive supply agreements between suppliers and independently owned service stations which operated as resellers in the market benefited from a block exemption from Section 81.1 of the European Community Constitutive Treaty which forbids anticompetitive agreements. This exemption was applicable as long as the exclusivity arrangements did not contain certain "hard core" restrictions, such as resale price maintenance obligations, and did not exceed the time period of 10 years, except if the reseller operated from premises leased by the supplier. In this case, an exclusivity agreement could extend for up to the period of the underlying lease.

        Repsol YPF's exclusive supply agreements with independent retailers did not formally fall within the block-exemption regulation because the majority of these independent retailers work with Repsol YPF on an agency basis on behalf of Repsol YPF. Therefore, they are not deemed to be resellers. To consider these contracts exempt from the prohibition of Section 81.1, Repsol YPF relied on "ad hoc" "comfort letters" issued by the Competition Directorate General of the European Commission after that institution made an individual examination of the existing contracts and the relevant market. Repsol YPF also relied on the application by analogy of the existing block exemption to Repsol YPF's contracts.

        Regulation 2790/1999 deprives suppliers, such as Repsol YPF, of the protection of the block exemption in the following cases:

  •
  in any market where the supplier's market share exceeded 30% (i.e. Spain, in Repsol YPF's case)

  •
  in the case of any exclusivity contract that lasts more than five years, except where the distributor operates from premises owned by the supplier or premises owned by the supplier and leased to third parties independent from the supplier.

        Regulation 2790/1999 allowed exclusivity arrangements in place at May 31, 2000 to continue to be exempt from the new requirements until December 31, 2001. The interpretative guidelines issued by the European Commission in October 2000 confirmed the validity of those contracts that by December 31, 2000 had a remaining term of no more than five years.

        In order to obtain the maximum legal certainty under Regulation 2790/1999 with regard to its exclusivity arrangements, Repsol YPF initiated informal contacts with the Competition Directorate General of the European Commission. Additionally, to better comply with the new EU Regulation, the duration of Repsol YPF's new contracts is limited to five years. With respect to the old contracts that by December 31, 2000 will exceed the five-year time limit, Repsol YPF has informed its distributors of its decision to terminate these contracts before the end of such period (whenever these old contracts reach five years in duration) and to ask for a proportional reimbursement of the investments made by the supplier.

        Finally, in order to obtain the maximum assurance under European Community Law, on December 20, 2001 all distribution contracts between Repsol YPF and the service stations were presented to the EU Commission to be cleared, either by a declaration of compatibility with the Treaty of Rome or by their individual exemption according to Section 81.3 of that Treaty. The Commission has not made any decision yet although we believe that our compliance with all requests made by the European Commission during its examination of these contacts will assist us in obtaining clearance from the Commission.

        On September 1, 1999, the Service for the Defense of Competition (Servicio de Defensa de la Competencia) began a preliminary inquiry into whether it should be permissible for suppliers to treat agents and resellers differently with respect to retail pricing agreements. Under Spanish law, suppliers may set retail prices to be charged to consumers by agents, but may not determine the retail prices which resellers charge to consumers. Should the Service for the Defense of Competition consider that differential pricing arrangements for resellers and agents are impermissible, the prohibition on determining retail pricing may be extended to Repsol YPF's agreements with its distributors if the Tribunal for the Defense of Competition upholds that view.

        During the same process, on September 1, 1999, the Service for the Defense of Competition also began a preliminary inquiry into whether an exclusivity agreement between a petroleum-products supplier and a distributor should be legally permissible for a period longer than five years where the distributor operates facilities leased by the supplier to the distributor and the distributor has granted the supplier usufruct or surface rights on the premises. Repsol YPF believes that there are sound economic reasons, including those based on the investments made by suppliers in distribution facilities, in favor of permitting extended exclusivity arrangements between suppliers and distributors operating on premises leased to a distributor by a supplier.

        The Service for the Defense of Competition made an unfavorable assessment of the above mentioned issues, bringing an administrative proceeding before the Tribunal for the Defense of Competition ("Tribunal de Defensa de la Competencia"), which ruled against Repsol YPF on the first issue, i.e. the agent/reseller controversy, but acquitted Repsol YPF of the other charge, i.e. the use of surface and usufruct rights as a means to avoid the time limit of five years. The Tribunal did not consider those contracts unlawful under competition rules. Due to the infringement arising from the first issue, a fine of €3 million was imposed. Repsol YPF has appealed to the administrative court whose ruling is still pending.

        The Tribunal for the Defense of Competition ruled against Repsol Butano S.A., Repsol YPF's subsidiary that sells bottled LPG, imposing a €1.5 million fine, as it considered illegal some restrictions imposed by Repsol Butano on its distributors, such as after-contract non-competition clauses and prohibitions on the use of spare parts provided by other companies. Although this ruling has been appealed, Repsol Butano decided to modify its contracts to reflect the Tribunal for the Defense of Competition's decision. The Service for the Defense of Competition has issued a report supporting the granting of an individual authorization to this modified contract. Throughout this process, Repsol YPF continued to substitute its new contracts for the old ones, which process was completed in 2003. Recently, the Tribunal for the Defense of Competition has denied the authorization to new contracts, because of its exclusivity. That resolution accepts petitions before the Courts of Justice, and Repsol Butano, S.A. has announced that it is going to petition these Courts for a suspension of the resolution, maintaining in the meantime, the existing relations with the agents, until such time that it obtains the corresponding judicial pronouncement.

        The European Commission has launched an extensive investigation into several markets related to tire manufacturing services. Towards the end of 2002, General Química S.A., Repsol YPF's subsidiary that produces rubber chemicals and rubber additives, was investigated, like many other companies in Europe and the United States, in the context of an anticartel probe. Around the same time, Repsol YPF Lubricantes y Especialidades S.A., Repsol YPF's subsidiary that produces, among other products, asphalt manufacturing, was also investigated by the European Union in another anticartel probe, together with other companies. On March 25, 2003, the European Commission visited several European producers under an investigation in the markets of hydrogen peroxide, plastic softening agents, solvents and methacrylates. Repsol YPF was not among the companies that were investigated but has collaborated by providing the Commission, in December 2003, with answers to its questions related to the acrylates market.

        The EU Commission has not yet confirmed whether either Repsol YPF or any of its affiliates will be subject to proceedings as a result of these investigations.

          2.3.2    Argentina

            2.3.2.1    Overview

        The Argentine oil and gas industry is regulated by Law No. 17,319, referred to as the Hydrocarbons Law, which was adopted in 1967. The executive branch of the Argentine government applies this law through the national Secretary of Energy. The regulatory framework of the Hydrocarbons Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petroliferos Fiscales Sociedad del Estado, YPF's predecessor, would lead the oil and gas industry and operate under a different framework than private companies. In 1992, Law No. 24.145, referred to as the Privatization Law, privatized YPF and was designed to implement the transfer of ownership of reservoirs to the provinces, subject to the existing rights of holders of exploration permits and production concessions. However, the transfer of property to the provinces has not been implemented, since an amendment to the Hydrocarbons Law has not been enacted. In August 2003, executive Decree No. 546/03 transferred to the provinces the right to grant hydrocarbons exploitation and transportation concessions in certain locations designated as "transfer areas" as well as in other areas designated by the competent provincial authorities.

        In October 1994, the national constitution was amended. Article 124 establishes that natural resources existing within a province's territory are property of such province. Article 75 of the national constitution allows Congress to enact laws to develop mineral resources existing within the national territory. The governments of the provinces where the mineral and hydrocarbon reservoirs are located will be responsible for carrying out these laws. Legislators have submitted to Congress new drafts of the Hydrocarbons Law. These drafts establish the provinces' ownership of the hydrocarbon reservoirs in accordance with Article 124. The enactment of the reforms is still pending and may take place during 2004.

        On January 6, 2002, the Argentine Congress enacted Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law, which represented a profound change of the economic model effective as of that date, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991, and had pegged the peso to the dollar on a one-to-one basis. In addition, Law No. 25,561 granted the executive branch of the Argentine government authority to enact all necessary regulations in order to overcome the economic crisis in which the country was then immersed.

        After the enactment of the Public Emergency and Foreign Exchange System Reform Law, several other laws and regulations have been enacted. The following are the most significant measures enacted to date in Argentina:

  •
  Conversion into pesos of (i) all funds deposited in financial institutions at an exchange rate of Ps.1.40 = US$1.00 and (ii) all obligations (e.g., loans) with financial institutions denominated in foreign currency and governed by Argentine law at an exchange rate of Ps.1.00 = US$1.00. The deposits and obligations converted into pesos will be thereafter adjusted by a reference stabilization index, the Coeficiente de Estabilidad de Referencia (CER), to be published by the Argentine Central Bank. The aforementioned adjustments became effective retroactively as of February 4, 2002. Law No. 25,642 suspended the application of the CER to obligations of up to Ps.400,000 until September 30, 2002. Obligations governed by non-Argentine law have not been converted to pesos under the new laws. Substantially all of YPF's dollar-denominated debt is governed by non-Argentine law.

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

  •
  Imposition of customs duties on the export of hydrocarbons with instructions to the executive branch of the Argentine government to set the applicable rate thereof. Executive Decrees No. 310/2002 and No. 809/2002 (as amended by resolutions 335/04, 336/04 and 337/04 issued by the Ministry of Economy and Production) imposed certain customs duties on crude oil, LPG, gasoline, diesel and certain refined products exports. On May 26, 2004 through the issuance of Decree No. 645/04 an export duty on the export of natural gas and LNG was established at a rate of 20%. See Section 2.3.2.8 "—Taxation".

            2.3.2.2    Exploration and Production

        The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the executive branch to establish a national policy for development of Argentina's hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

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

        If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder may obtain an exclusive concession for the production and development of this oil and gas. A production concession gives the holder the exclusive right to produce oil and gas from the area covered by the concession for a term of 25 years (plus, in certain cases, a part of the unexpired portion of the underlying exploration permit). The term may be extended for an additional 10 years by application to the executive branch. A production concession also confers on the holder the right to conduct all activities necessary or appropriate for the production of oil and gas, provided that such activities do not interfere with the activities of other holders of exploration permits and production concessions. A production concession entitles the holder to obtain a transportation concession for the oil and gas produced. See Section 2.3.2.5 "—Transportation".

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

        The Privatization Law granted YPF 24 exploration permits covering approximately 132,735 square kilometers and 50 production concessions covering approximately 32,560 square kilometers. The Hydrocarbons Law limits the number and total area of exploration permits or production concessions that may be held by any one entity. YPF was exempted from such limit with regard to the exploration permits and production concessions awarded to it by Law 24,145. The National Directorate of Economy of Hydrocarbons (Dirección Nacional de Economía de los Hidrocarburos), applying a restrictive interpretation of Section 25 and 34 of Law 17,319, has objected to the award of new exploration permits and production concessions in which YPF has a 100% interest. If such limit is applied in the future, it may affect YPF's ability to acquire 100% of new exploration permits and/or exploitation concessions. As a consequence of the transfer of ownership of certain hydrocarbons areas to the provinces in accordance with Decree No. 1055/89 and Law 24,145, YPF participates in competitive bidding rounds organized since 2000 by the provincial government of Neuquén for the award of contracts for the exploration of hydrocarbons.

            2.3.2.3    Security Zones Legislation

        Argentine law restricts the ability of non-Argentine companies to own real estate, oil concessions or mineral rights located within, or with respect to areas defined as, security zones (principally border areas). Prior approval of the Argentine government may be required:

  •
  for non-Argentine shareholders to acquire control of YPF, or

  •
  if and when the majority of the shares of YPF belong to non-Argentine shareholders, for any additional acquisition of real estate, mineral rights, oil or other Argentine government concessions located within, or with respect to, security zones. Because approval of Class A shares is required for a change in control of YPF under its by-laws, and approval of the national executive or provincial governments is required for the grant or transfer of oil concessions, Repsol YPF believes that possible additional requirements under the security zone legislation will not have a significant impact on its operations.

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

        In January 2004, executive decree No. 181/04 authorized the Secretary of Energy to negotiate with producers a pricing mechanism for natural gas supplied to industries and electric generation companies. Domestic market prices at the retail market level were excluded from these negotiations. On April 2, 2004, the Secretary of Energy and gas producers subscribed an agreement which was ratified by Resolution No. 208/04 issued by the Ministry of Federal Planning, Public Investment and Services. The aim of the agreement is the implementation of a scheme for the normalization of the natural gas price. The main aspects of the agreement are: i) initially price adjustments are applied exclusively to gas supplied by producers to industrial users, new direct consumers and electricity generators (to the extent that electricity is destined for the domestic market); ii) prices are adjusted as from May 10, 2004; and iii) the Secretary of Energy shall implement in the future a progressive scheme for the normalization of the price of natural gas destined to the residential users.

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

  •
  transport oil, gas and petroleum products; and

  •
  construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

        The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available, and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Secretary of Energy. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime under the Natural Gas Law, under which concessions for transportation and distribution of natural gas also may be granted. The Privatization Law granted YPF a 35-year transportation concession with respect to the pipelines operated by YPF at that time.

            2.3.2.6    Refining

        Crude oil refining activities conducted by oil producers or others are subject to Argentine government registration requirements and safety and environmental regulations, as well as to provincial environmental legislation and municipal health and safety inspections. Registration in the registry of oil companies maintained by the Secretary of Energy also is required to operate a refinery in Argentina. The refineries operated by Repsol YPF are so registered. Registration is granted on the basis of general financial and technical standards.

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

        In March 2004, the Secretary of Energy issued resolution No. 265/04 adopting measures intended to ensure the adequate supply of natural gas to the domestic market and its consequences on the electricity wholesale prices. Among the measures adopted were:

  •
  the suspension of all exports of surpluses of natural gas that may be needed for internal consumption;

  •
  the suspension of automatic approvals of requests to export natural gas;

  •
  the suspension of all applications for new authorizations to export natural gas filed or to be filed before the Secretary of Energy; and

  •
  authorizing the Sub-Secretary of Fuels to formulate a rationalization plan of gas exports and transportation capacity.

        In March 2004, the Sub-Secretary of Fuels, pursuant to the authority given to it under resolution No. 265/04, issued regulation No. 27/04 establishing a rationalization plan of gas exports and transportation capacity. Among other things, regulation No. 27/04 established a limit on natural gas exports authorizations, which, absent an express authorization by the Sub-Secretary of Fuels, may not be granted for volumes exceeding exports registered during 2003. Based on the provisions of regulation 27/04, the Sub-Secretary of Fuels has instructed YPF to temporarily suspend certain exports of natural gas and to re-direct such natural gas volumes to the internal market. YPF has invoked the occurrence of a Force Majeure event under the corresponding natural gas purchase and sales agreements and some of the counter parts thereby have rejected such invocation.

        In June 2004, the Secretary of Energy issued resolution No. 659/04 removing the limit on natural gas exports authorizations (based on comparison of volumes to export in 2004 with volumes exported in 2003) established by regulation 27/04. In addition, resolution 659/04 established a new program for the adequate supply of natural gas to the internal market.

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

        The Hydrocarbons Law authorizes the national executive to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the national executive finds domestic production to be insufficient to satisfy domestic demand. If the national executive restricts the export of oil and petroleum products or the free disposition of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price:

  •
  in the case of crude oil and petroleum products, not lower than that of similar imported crude oil and petroleum products; and

  •
  in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, 34API.

        Resolution No. 85/2003 of the Secretary of Energy ratified the agreement subscribed between crude oil producers including YPF, and refiners for the stability of the price of crude oil, gasoline and gas oil. This agreement provides that during the first quarter of 2003, the crude oil forwarded to the refineries by producers shall be invoiced and paid based on a WTI crude oil reference price of US$28.50 per barrel. The difference between this reference price and the actual WTI crude oil price, will be assigned to an "adjustment of price account" and the producer will receive the difference between the reference price and the actual WTI price from the moment that the actual WTI price falls below the reference price. The amounts assigned to the adjustment of price account will yield an annual interest rate equal to the higher of (i) LIBOR plus 2% or (ii) 8% per year. Crude oil sale agreements effective or entered into between January and March 2003 were to incorporate an additional clause reflecting this mechanism. This clause will be reviewed on a monthly basis and may be terminated by any party if (i) the peso exchange rate depreciates below Ps.3.65=US$1 (Banco de la Nación Argentina seller quotation), (ii) WTI crude oil prices exceed US$35 per barrel for 10 consecutive quotation days, (iii) WTI crude oil prices fall below US$22 per barrel for 10 consecutive quotation days or (iv) taxes and/or export duties applicable to oil producers are increased.

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

        Throughout 2003 and again in January 2004 oil producers and refiners extended the price stability agreement in respect of crude oil, gasoline and diesel. Moreover, the parties agreed that the amounts assigned to the adjustment of price account will yield an annual interest rate equal to the higher of: (i) LIBOR plus 2% or (ii) 7% per year.

        On May 2004 a new agreement was adopted. This agreement establishes the application of a price calculation method for the determination of the price of the crude oil to be forwarded to the refineries by producers as from May 2004. In order to determine the price, the agreement provides the application of two coefficients to the actual WTI price, depending on the quotation of the WTI crude oil price, as follows: (i) 0.86% when the WTI crude oil price falls below US$36 per barrel, and (ii) 0.80% when the WTI crude oil price is or exceeds US$36 per barrel.

        On April 2002, the national government and the main oil companies, including YPF, reached an agreement to regulate a subsidy provided by the Argentine government to the public bus transportation companies. This agreement, named "Convenio de Estabilidad de Suministro de Gas Oil" was approved by decree No. 652/02 and assured the transportation companies their necessary supply of gas oil at a fixed price of Ps. 0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies shall compensate for the difference between the fixed price and the market price using the credit generated by such difference through compensation against the payments that the oil companies have to pay in relation to their oil exports (custom duties). This agreement was extended through August 31, 2002. Through a new price-stabilization agreements the subsidy was extended through March 31, 2004. Moreover, the subsidized gas oil price was increased up to Ps. 0.82 per liter.

            2.3.2.8    Taxation

        Holders of exploration permits and production concessions are subject to federal, provincial and municipal taxes and regular customs duties on imports. The Hydrocarbons Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels. Holders of exploration permits and production concessions must pay an annual surface tax based on the area held. In addition, "net profit" (as defined in the Hydrocarbons Law) of holders of permits or concessions accruing from activity as such holders is subject to a special 55% income tax. This tax has never been applied. Each permit or concession granted to an entity other than YPF has provided that the holder thereof is subject instead to the general Argentine tax regime, and a decree of the national executive provides that YPF also is subject instead to the general Argentine tax regime.

        Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior fuel tax regime which was based on the regulated price. Law No. 24,745 modified, effective as of August 2003, the mechanism for calculating the tax, replacing the old fixed value per liter according to the type of fuel for a percentage to apply to the sales price, maintaining as the minimum tax the old fixed value.

        In compliance with the provisions of the Public Emergency and Foreign Exchange System Reform Law, the Argentine government imposed (via the Executive Decrees Nos. 310/2002 and 809/2002, as amended by resolutions 335/04, 336/04 and 337/04 issued by the Ministry of Economy and Production on May 11, 2004) customs duties on the export of crude oil at a rate of 25%, butane, methane and LPG at a rate of 20% and gasoline and diesel at a rate of 5%. Moreover, on May 26, 2004 through the issuance of Decree No. 645/04 an export duty on the export of natural gas and LNG was established at a rate of 20%.

        Certain contracts under which YPF exports gas provide that any tax (which definition YPF believes is inclusive of the above mentioned export duties) that is created after the execution of such agreements shall be borne by the buyer thereof. Consequently, it is reasonable to estimate that the applicable export duty will be not entirely borne by YPF.

            2.3.2.9    Antitrust Agreement

        On June 16, 1999, the Argentine Ministry of Economy and Public Works delivered a letter to Repsol YPF setting forth a series of obligations that Repsol YPF would be required to assume in the event that Repsol YPF acquires a majority of the share capital of YPF. Repsol YPF has, in a letter dated June 17, 1999, accepted the Ministry's requirements, which are described below:

  •
  Repsol YPF must instruct YPF not to renew specified contracts under which YPF purchases natural gas. Repsol YPF estimates that these contracts accounted for approximately 15% of the natural gas sold in Argentina by YPF and Repsol YPF in 1998.

  •
  By January 1, 2001, Repsol YPF was required to divest itself of Argentine refining capacity equal to 4% of total Argentine installed capacity at December 31, 1998 and of a number of service stations that account for a sales volume equivalent to that of Eg3 in 1998. Both of these requirements were satisfied through the swap agreement with Petrobras. In addition to Eg3, the swap agreement encompasses other assets located in Argentina. Repsol YPF received assets in Brazil valued at approximately US$559 million. See Section 2.2.2 "—Refining and Marketing."

  •
  Until the gas contracts referred to above have expired, Repsol YPF may not participate in any new electricity generation project.

  •
  Repsol YPF must eliminate from YPF's LPG export contracts any provision prohibiting reimportation by the buyer.

  •
  By December 1, 2002, Repsol YPF must reduce its share of the Argentine retail LPG market by 4%. Repsol YPF estimates that the combined Repsol YPF/YPF share of this market was approximately 38% at December 31, 1998.

  •
  During the period until December 1, 2002, Repsol YPF must pass on in the form of price reductions any benefits resulting from economies of scale in its Argentine LPG operations resulting from the YPF acquisition. Repsol YPF believes that these benefits consisted mainly of cost reductions, which could be passed directly to consumers.

        Repsol YPF believes that it is in compliance with all the obligations required in the letter delivered on June 16, 1999, by the Argentine Ministry of the Economy and Public Works and the Argentine government has not raised any objections to the performance of those obligations.

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

          (2)   The block of service stations and refining capacity to be sold must correspond to an equivalent of Repsol YPF's share of the relevant geographical and product markets prior to its acquisition of YPF in 1999. The sale of the block of service stations must keep Repsol YPF's market share at YPF's pre-acquisition market share levels. Repsol YPF must transfer refining capacity sufficient to permit adequate supply of the block of service stations transferred.

          (3)   The entity acquiring the service stations and refining assets must have no agreements with Repsol YPF. In addition, Repsol YPF may not transfer the assets to any related entity or to an entity which has a market share greater than 10% for each of refining and service station activities in Argentina.

          (4)   The Secretariat for the Defense of Competition and the Consumer may supervise Repsol YPF's divestment of the specified assets. The Tribunal de Defensa de la Competencia will have the authority to review Repsol YPF's disposal of the specified refining assets and service stations.

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

        In July 2002, Argentina's Attorney General issued an opinion (Dictamen 235) which would have effectively required YPF to liquidate 100% of its export receivables in Argentina, instead of the 30% provided in Decree No. 1589/89. The Attorney General's opinion was based on the assumption that Decree No. 1589/89 had been superseded by other decrees (Decree No. 530/91 and 1606/01) issued by the government. Subsequent to this opinion, however, the government issued Decree No. 1912/02 ordering the Central Bank to apply the 70/30% regime set out in Decree No. 1589/89. Nevertheless, on December 5, 2002, representatives of the Central Bank, responding formally to an inquiry from the Argentine Bankers Association, stated that the Central Bank would apply the Attorney General's opinion. On December 9, 2002, YPF filed a declaratory judgment action (Acción Declarativa de Certeza) before a federal court requesting the judge to clarify the uncertainty generated by the opinion and statements of the Attorney General and the Central Bank, and requesting confirmation of YPF's right to freely dispose of up to 70% of its export receivables. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF's access to and use of 70% of the foreign exchange proceeds from its exports. This decision was appealed by the Central Bank and the Ministry of Economy.

        On December 27, 2002, the government issued Decree No. 2703/02, effective as of January 1, 2003, setting forth a minimum repatriation limit of 30% with respect to proceeds from the export of hydrocarbons and by-products, with the remaining portion freely disposable. However, when referring to the minimum repatriation limit of 30%, the decree only mentions the foreign exchange proceeds from freely disposable exports of crude oil and its by-products. Although the recitals and the first part of Section 1 of Decree No. 2703/02 mention natural gas and LPG as covered by this regime, there are no express references to natural gas or LPG in the rest of Section 1. However, taking into account the rights granted by Decree No. 1589/89, YPF applies this regime to the export of crude oil, LPG and natural gas. It is worth noting that the recitals of Decree No. 2703/02 restate the interpretation maintained by the Attorney General in the sense that Decree No. 1589/89 has been repealed by Decree

Nos. 530/91 and 1606/01. This interpretation prompted the filing of the above-mentioned declaratory judgment action. Moreover, since Decree No. 2703/02 is effective as from January 1, 2003, and, in light of the Attorney General's opinion, it is unclear whether hydrocarbon exporters would be required to repatriate the total amount of their 2002 export proceeds or whether the existing hydrocarbons regulatory framework will prevail, YPF has expanded the object of the declaratory judgment action before the federal court to request that the judge expressly state that Decree No. 530/91 did not derogate Decree No. 1589/89 and, thus, that the right of free disposal of export receivables was effective between issuance of Decree No. 1606/01 and Decree 2703/02. On December 1, 2003 the National Administrative Court of Appeals decided that the issuance of Decree No. 2703/02, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available to oil and gas companies during the period between the issuance of Decree No. 1606/01 and the issuance of Decree 2703/02. On February 6, 2004, the Court of Appeals dismissed YPF's motion for clarification, indicating that the regulations included in Decree 2703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF's access to foreign exchange proceeds, as described above. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court challenging the December 1, 2003 decision of the Court of Appeals and requesting the restatement of the injunction against the Central Bank and the Ministry of Economy. See Section 6.2 "Financial Information—Legal Proceedings—Argentina."

  2.4 Description of Property

        Most of Repsol YPF's property, consisting of service stations, refineries, manufacturing facilities inventory, storage facilities and transportation facilities, is located in Spain and Argentina. Repsol YPF also has interests in crude oil and natural gas reserves. Most of these reserves are located outside of Spain, with most being located in Argentina, Bolivia and Trinidad and Tobago.

        There are several classes of property which Repsol YPF does not own in fee. Repsol YPF's petroleum exploration and production rights are in general based on sovereign grants of a concession. Upon the expiration of the concession, the exploration and production assets of Repsol YPF associated with a particular property subject to the relevant concession revert to the sovereign. In addition, at December 31, 2003, Repsol YPF leased 2,184 service stations to third parties, 1,929 of which were located in Spain and 43 in Argentina, and 3,176 service stations are owned by third parties and operated under a supply contract with Repsol YPF for the distribution of Repsol YPF products, of which 746 were located in Spain and 1,737 in Argentina.

        Law 34/1998 revoked the concessions held by Enagas and Gas Natural to operate Spain's primary transport and distribution networks of natural gas pipelines and conveyed to Enagas and Gas Natural outright ownership of the networks. Under Law 34/1998, as amended by Royal Decree Law 6/2000, the government may not authorize new entrants into any distribution network area served by Gas Natural for the shorter of the remaining life of the former concession for that area or the time period remaining until January 1, 2005. There are, however, no limitations on entrants in areas served by the transport network.

  2.5 Seasonality

        Among Repsol YPF's activities, its natural gas business has the most significant degree of seasonality in relation to climatological conditions, with increased activity in winter and decreased activity in summer in the Northern Hemisphere. Repsol YPF's activities in Latin America, however, partially offset this effect as winters in the Southern Hemisphere coincide with summers in the Northern Hemisphere, thus reducing the seasonality effect on Repsol YPF's natural gas business.

        On the other hand, now that Repsol YPF accounts for its interest in Gas Natural following the proportional consolidation method (whereas prior to the end of May 2002 Gas Natural's results were consolidated using the global integration method), the contribution of the natural gas business to Repsol YPF's results of operations has declined significantly. In addition, the changes to the compensation system approved by the Spanish government in February 2002 have stabilized notably the amount of revenues from distribution activities throughout the year.

  2.6 Risk Control Systems

        Repsol YPF does business in many countries, under a number of regulatory frameworks and in all branches of the oil and gas business. As a result, Repsol YPF incurs:

  •
  Market risks stemming from the volatility in the prices of oil, natural gas and their by-products, exchange rates and interest rates.

  •
  Counterparty risk, stemming from financial agreements and from commercial commitments to vendors or clients.

  •
  Liquidity and solvency risks.

  •
  Legal and regulatory risks (including the risks of changes in tax legislation, industry and environmental regulations, exchange systems, production limits, limits on exports, etc.).

  •
  Operational risks (including the risks of accidents and natural catastrophes, uncertainty regarding the physical characteristics of the oil and gas fields, and reputation, security and environmental risks)

  •
  Economic environment risks (resulting from the international economic cycle and the economic cycle of the countries where it does business, technological innovations in the industries in which it operates, etc.).

        The company considers that its salient risks are those that could jeopardize the achievement of the goals of its strategic plan and particularly that of maintaining its financial flexibility and solvency in the long term. Repsol YPF is prudent in the management of its assets and businesses. Nevertheless, many of the risks mentioned above are inherent to its business and beyond the control of the company, so that they cannot be entirely eliminated.

        Repsol YPF has an organization, procedures and systems allowing it to identify, measure, assess, set priorities and control the risks to which the group is exposed and to decide to what extent such risks will be assumed, managed, mitigated or avoided. Risk analysis is an integral part of decision-making in the group, both at centralized management level and in the management of the various business units, with special attention being given to the concurrence of different risks or to the possible effects of diversification in the aggregate.

        Repsol YPF has an organization directed at good corporate governance based on:

  •
  Board of Directors Committees:

  •
  Management Committee.

  •
  Audit and Control Committee.

  •
  Nomination and Compensation Committee.

    •
    Strategy, Investments and Competition Committee.

        The composition, powers and functions of these Committees are described Section 4.1 "Directors, Senior Management and Employees".

  •
  Internal governing bodies:

  •
  Executive Committee: its purpose is to support the Executive Chairman and the Managing Director in determining the most relevant strategy and decisions. In addition to supervising the Group, its duties include: proposing to the Board the Goals, Strategic Plan, Annual Budget, Human Resources Policy and Appointment of Officers; set priorities for and approve proposed investments and expenses; strategic oversight of results, the basic parameters of the group and Strategic Business Areas, and reviewing the evolution of business and the financial position of the Company.

  •
  Senior Management: under the powers delegated to it by the Executive Committee, the Senior Management is responsible for the follow-up and coordination of business areas and corporate functions. Its responsibilities also include reviewing and proposing Goals, the Strategic Plan, the Annual Budget and approving the policies and initiatives of Corporate Directors.

  •
  Disclosure Committee. The powers and duties of this Committee are described in paragraph B) 8) of this report.

  •
  Corporate Reputation Committee: its main functions are: Reviewing and approving the Corporate Reputation policy of Repsol YPF and its consistency with the Vision, Commitments and Values of the Company; knowing, coordinating and approving, if required, the internal and external documents and actions of the Company with respect to Corporate Reputation; supporting the Corporate Reputation Department of the External Relations Department in the performance of its duties and in proposing actions and regulations.

  •
  Management Environmental and Safety Committee; its functions are; guide, and, if required, approve the strategic goals and guidelines and the environmental and safety actions of the company; approve the revisions of the Repsol YPF Environmental Manual and all such other environmental provisions as may be deemed advisable and be proposed by the Shared Services Department; coordinate the environmental and safety actions of the Units, with the support of the Shared Services Department.

  •
  Independent analysis, oversight units and functions specializing in the various fields of risk management. Specifically:

  •
  An Internal Audit Unit, focusing on the on-going assessment and enhancement of existing controls with a view to guaranteeing that potential risks of all kinds (control, business, image, etc) which could affect the achievement of the strategic goals of the Repsol YPF Group are identified, measured and controlled at all times.

  •
  Corporate Risk Management Unit, in charge of (i) developing corporate risk policy, meaning a set of structural rules and actions related to the group's financial and business strategy, (ii) coordinating the development of specific provisions relating to financial and non-financial risks of the various business units and departments, ensuring their consistency and the consistency of all such provisions with the corporate risk policy and (iii) promoting best practices in measuring and assessing risks and hedging strategies.

    •
    Insurance Unit, charged with (i) reviewing and assessing accidental risks that may affect the assets and activities of the group, (ii) determining the most efficient policy to finance these risks by the best possible combination of self-insurance and transfer of risk, implementing such insurance as may be deemed advisable in each case, and (iii) negotiating the compensations for insured accidents.

    •
    Central Credit Risk Unit, charged with (i) reviewing and controlling the credit risk stemming from business relations with third parties as a result of the activities of the group, (ii) proposing risk policies and risk limits with third parties and (iii) determining allowance criteria—application of allowance for insolvency, refinancing and actions for the recovery of debts.

    •
    Environmental, Safety and Quality Unit: its purpose is to create the commitment and establishing the course of action of the Company in all its associated fields, as well as the basic conditions for their consistent application to all business units. To that end, it proposes policies, strategies and corporate regulations, defines and sets environmental, safety and quality management systems of the company, promoting and coordinating their execution. It is also responsible for providing guidance, coordination, follow-up and advice to business units in their actions, with such units retaining responsibility for their management and performance in those fields.

    •
    Corporate Reputation Unit, responsible for directing and coordinating management activities with the organization units involved and assessing all corporate reputation values and risks in line with the guidelines and policies of the Corporate Reputation Committee and the External Relations Department to guarantee that the Repsol YPF corporate reputation model and strategy are followed.

        In addition, there are several functional and business committees entrusted with the oversight of risk management activities within their field of responsibility. The risk control functions of units with market risk management responsibilities have been properly segregated and have the required independence to guarantee effective control.

        At the corporate level, the most important control systems and devices of Repsol YPF are the following:

  •
  Preparation and continuous revision of a Repsol YPF Group Risk Map, whose contents are the following:

  •
  Inventory of risks for the activities of the Group.

  •
  Operational controls to mitigate the influence of the risks detected.

  •
  Development and constant updating of a medium and long-term simulation tool for the financial statements of the group, according to the main risk variables affecting its business

  •
  Development and continuous follow-up of the Strategic Plan and the Annual Budget in order to detect and, if required, rectify, significant deviations affecting the achievement of the pre-established goals.

  •
  Existence of internal Rules and Procedures regulating all the activities of the Group.

  •
  Availability of consistent and integrated Information Systems and control mechanisms to guarantee the reliability and completeness of the economic and financial information released by the Repsol YPF Group.

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

  3.1 Summarized Income Statement

	Year Ended December 31,
	2003(1)	2002(1)	2001
	(millions of euros)
Operating revenues	37,206	36,490	43,653
Operating expenses	(33,346)	(33,167)	(38,733)
Operating income	3,860	3,323	4,920
Extraordinary income (loss)	(154)	648	(777)
Amortization of goodwill	(174)	(300)	(323)
Interest income (expense), net	(400)	(786)	(1,352)
Equity in earnings of unconsolidated affiliates	146	(35)	35

Income before income tax and minority interest	3,278	2,850	2,503
Income tax	(1,048)	(564)	(988)
Minority interest	(210)	(334)	(490)

Net income	2,020	1,952	1,025

(1)
Pursuant to the shareholders agreement signed with La Caixa in January 2000, Repsol YPF consolidated 100% of the results of Gas Natural from 2000 to May 2002, when Repsol YPF began accounting for Gas Natural under the proportional integration method, reflecting its 24.04% ownership interest following the sale by Repsol YPF of a 23% interest in Gas Natural. In 2003, Repsol YPF accounted for Gas Natural under the proportional integration method based upon its percentage ownership of Gas Natural, which at December 31, 2003 was 27.15%. In 2001, 2002 and 2003, Gas Natural represented 12.94%, 8.42% and 3.94% of Repsol YPF operating revenues and 20.29%, 18.45% and 5.31% of Repsol YPF operating income, respectively.

  3.2 Factors Affecting Repsol YPF's Consolidated Results of Operations

          3.2.1    Main Factors

        Crude Oil Prices.    Changes in crude oil international benchmark prices significantly affect Repsol YPF's earnings. In 2003, exploration and production activities represented approximately 61% of Repsol YPF's operating income, compared to 54% in 2002. Per barrel Brent crude oil benchmark prices averaged US$28.83 in 2003, US$25.02 in 2002 and US$24.44 in 2001. Political developments throughout the world (especially in the Middle East), the outcome of meetings of the Organization of the Petroleum Exporting Countries (OPEC) as well as significant conflicts, like the war in Iraq, can particularly affect world oil supply and oil prices. Higher crude oil prices have a positive effect on Repsol YPF's results of operations as our upstream exploration and production businesses benefit from the resulting increases in prices realized from production. Lower crude oil prices have a negative effect on the results of exploration and production by reducing the economic recoverability of discovered reserves and the prices realized from production. See Section 9 "Quantitative and Qualitative Disclosure About Market Risk."

        The effect of changes in the price of crude oil and other raw materials on chemicals, refining, marketing and gas margins depends on the speed with which petroleum products and LPG prices charged by Repsol YPF are revised to reflect such changes.

        Prices for LPG in Spain.    Prices for LPG in Spain are subject to maximum selling price formulas which are established by the Spanish government. In October 2000, the Spanish Ministry of Economy enacted a new maximum price formula for bottled LPG exceeding 8 kgs which takes into account, among other factors, international prices of LPG during the year prior to each adjustment, which takes place every April and October. See Section 2.3.1.2 "Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—LPG."

        Natural Gas in Spain.    The natural gas market in Spain has been progressively liberalized. Natural gas prices in the regulated market are subject to a system of price ceilings, which determines maximum prices of natural gas mainly on the basis of the cost of raw materials and transmission and distribution costs. See Section 2.3.1.3 "Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas."

        The Spanish market for gas activities is becoming increasingly competitive. Since October 1999, the Spanish government has granted operating licenses for natural gas marketing to more than 30 new competitors of Repsol YPF. Law 34/1998 also established third-party access rights for "qualified consumers", sellers and transporters to use Enagas' and Gas Natural's facilities for the receipt, storage and transportation of natural gas on a nondiscriminatory and transparent basis, subject to tariffs that receive regulatory approval. Royal Decree Laws 6/1999 and 6/2000 have accelerated the entry of new competitors in the Spanish natural gas distribution and supply markets, by reducing the minimum consumption standard that consumers must meet to become "qualified consumers" and, thus, be able to freely choose their natural gas supplier. These consumption standards have been gradually eliminated and, since January 1, 2003, all consumers may freely choose a supplier. During 2003, sales in this liberalized market were approximately 16.5 billion cubic meters, representing approximately 70% of total natural gas sales in Spain. See Section 2.3.1.3 "Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas."

          3.2.2    Argentina

        Repsol YPF's results of operations in 2002 and 2001 were adversely affected by the Argentine crisis, in particular by losses resulting from the devaluation of the peso and the decline in the value of its assets in Argentina as a consequence of the Argentine government's measures to address the crisis affecting the oil industry. See Section 2.3.2. "Information on Repsol YPF—Regulation of the Petroleum Industry—Argentina."

        In preparing its 2001 financial statements and thereafter, Repsol YPF determined the functional currency to be applied to each of the different businesses operating in Argentina considering all relevant factors and particularly the analysis of the cash flows generated by such businesses.

        The determination of the functional currency to be applied to a business for accounting purposes is a decision which impacts, among other things, the reported results of operations, the exchange income or losses recorded and the translation differences arising from the conversion of its financial statements from the functional currency to the Group's reporting currency.

        The effect of having the US$ as the functional currency for YPF, S.A. for accounting purposes means that those transactions occurring in the local currency (Peso) will generate exchange differences which will be recorded in the income statement, while the majority of its transactions (occurring in US$) will not generate exchange differences in the income statement. In the consolidation process, translation differences will arise as a result of the conversion of YPF, S.A.'s financial statements prepared using the US$ functional currency to the Group's reporting currency (euro)."

        Consequently, Repsol YPF's net income for 2002 and 2001 was negatively affected by €188 million and €957 million, respectively. The main items, before taxes, in this decline in 2002 net income were exchange rate losses of €134 million and losses from Argentine consolidated subsidiaries amounting to €126 million. The main items, before taxes, in the decline of 2001 net income were impairment charges for the write-down of fixed assets of €653 million, provisions for bad and doubtful debts of €251 million and exchange rate losses of €189 million. Exchange rate losses reflect the impact of exchange rate differences on dollar-denominated financings of peso-denominated assets in Argentina.

        In 2003, due to the stability of the Argentine peso, Repsol YPF's results of operations were not adversely affected due to currency fluctuations in Argentina.

          3.2.3    Critical Accounting Policies

            3.2.3.1    Basis of Presentation of Repsol YPF's Consolidated Financial Statements

        Repsol YPF prepares its consolidated financial statements from its accounting records and those of the companies composing the Repsol YPF Group, which are presented in accordance with current legislation, the Spanish Corporations Law, Spanish GAAP and consolidation regulations and, accordingly, give a true and fair view of the Repsol YPF Group's shareholders' equity, financial position and results of operations.

        The primary financial statements of Repsol YPF are those presented under Spanish GAAP. Such standards differ in certain material aspects from U.S. GAAP. Differences between Spanish GAAP and U.S. GAAP and their effect on consolidated net income for each of the years 2003, 2002 and 2001 and on consolidated shareholders' equity as of December 31, 2003 and 2002, are presented in Note 27 to the Consolidated Financial Statements.

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

            3.2.3.2    International Financial Reporting Standards (IFRS)

        Under Regulation 1606/2002/EC of the European Parliament and Council of July 19, 2002, on the application of International Financial Reporting Standards, EU listed groups such as Repsol YPF are required, effective for the years beginning on or after January 1, 2005, to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS).

        The International Financial Reporting Standards are issued by the International Accounting Standards Board (IASB), an independent agency based in London which, since April 1, 2002, has been carrying out the duties that were formerly fulfilled by its predecessor, the International Accounting Standards Committee (IASC).

        In 2002 the IASB undertook a project to improve and update the standards already issued and in force. In December 2003, the IASB approved the general improvement project which affected a total of 14 standards, including standards on the recording, valuation and presentation of financial instruments. These improvements are pending approval by the European Commission. Also, in the first quarter of 2004 the IASB approved new standards including most notably, because of their importance for the Repsol YPF Group, those relating to the treatment of business combinations, impairment of assets and the recording and valuation of intangible assets.

        The application of International Financial Reporting Standards will lead to the emergence of differences in the treatment of certain transactions with respect to generally accepted accounting principles and standards in Spain, first, because of the non-acceptance of certain methods currently used and, second, because of the introduction of certain accounting treatments not currently permitted under Spanish accounting regulations. Additionally, IFRS provide for alternative treatments which permit the use of policies and methods not currently permitted under the current Spanish General Chart of Accounts.

        In light of the foregoing, in 2003 the Repsol YPF Group carried out a project in order to analyze these differences and alternative treatments, to assess the effects and implications thereof and to establish the accounting policies and methods to give a true and fair view of the Group's net worth and financial position and of the results of its operations in conformity with the new standards. This project is expected to enable the Group to meet the effective dates established by the European Commission. Although at the date of this annual report there are international financial reporting standards issued by the IASB which are still in draft version or pending approval by the European Commission, we have identified to date the following significant items which will foreseeably affect the financial statements to be prepared by the Repsol YPF Group in accordance with IFRS:

  •
  Alternative treatments for the valuation of certain assets under certain circumstances, permitting the use of fair value rather than the historical cost method applied under Spanish GAAP.

  •
  Recognition, measurement and presentation of financial instruments. Use of fair value and specific accounting treatment for hedging transactions.

  •
  Treatment of goodwill arising on business combinations. The draft version of the new standard envisages replacing the current systematic amortization method based on the useful life with an annual test for impairment.

  •
  Determination of the impairment of assets. The carrying amount is compared with the recoverable amount, which is deemed to be the higher of an asset's net selling price or its value in use. The value in use is the net discounted present value of discounted future cash flows, unless there is a verifiable market value.

  •
  A method for recognition and measurement of provisions taking into account in all cases the discounted present values of probable future obligations.

  •
  A method for recognition and measurement of certain intangible assets. As regards intangible asset amortization, the draft version of the new standard introduces the concept of undetermined useful life, which requires the performance of an annual test for impairment of these assets.

  •
  Inclusion in the financial statements of the statement of cash flows, which differs in nature and calculation method from the current statement of changes in financial position, and of the statement of changes in shareholders' equity.

  •
  More restrictive criteria for the recognition of certain items in the statement of income, which mainly affect sales and the gains on asset swaps. Mention should also be made of the elimination of the extraordinary income/loss caption, although this has no effect on the determination of net income.

  •
  Standard on leases which may modify the classification of certain assets and/or transactions.

  •
  Standard on investment property which may require a breakdown of these assets and provides the possibility of valuing them at market price.

  •
  There are new requirements for additional disclosures in the notes to financial statements regarding certain financial statement captions and regarding the net worth position and results of operations, discontinuing operations, earnings per share and segment reporting.

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

  Oil and gas reserves

        Repsol YPF prepares its assumptions and estimates regarding oil and gas reserves taking into consideration the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the U.S. Financial Accounting Standards Board. In accordance with these rules, proved oil and gas reserves are the estimated volumes of crude oil, natural gas and other liquids and hydrocarbons which geological and engineering data demonstrate with reasonable certainty that can be extracted from known fields in future years under existing economic and operating conditions, such as prices and costs as of the date of the estimates. Prices include consideration of changes in existing prices only by contractual arrangements, but not of escalations based upon future conditions. In order to estimate its proved reserves, Repsol YPF prepares internal studies and uses, to a certain extent, reports of independent engineers.

        Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods and current economic conditions as of each balance sheet date. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

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

        Repsol YPF follows the successful efforts method of accounting for its oil and gas activities, whereby exploration costs, excluding drilling costs, are charged to income as they are incurred. Drilling costs are capitalized until it is known whether the prospective well is commercially exploitable, in which case they are reclassified to "Investments in areas with oil reserves". Otherwise they are expensed when the wells are determined to be unproductive. The amounts recorded under the caption "Investments in areas with oil reserves" are depreciated as follows:

  •
  Investments relating to acquisitions of proved reserves are amortized over the years of the estimated commercial life of the field on the basis of the ratio of annual production to proved field reserves.

  •
  The investments relating to unproved reserves are evaluated for recoverability at least on an annual basis and wherever an indication exists that they might be impaired. The corresponding impairments, if any, are recognized with a charge to the period income by providing a valuation allowance. When the costs associated with an individual property are significant, impairment is assessed on a property-by-property basis, whereas for properties not individually significant, the valuation allowance is determined by amortizing those properties in the aggregate.

  •
  The costs of drilling and the subsequent investments made to develop and extract the oil and gas reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved developed field reserves.

        Therefore, Repsol YPF's management must make reasonable and supportable assumptions and estimates with respect to (i) the market value of reserves, (ii) oil fields' production profiles, (iii) future investments and their amortization, taxes and costs of extraction and (iv) appropriate risk factors for unproved reserves and other factors. Such assumptions and estimates have a significant impact on calculations in accordance with the unit of production method and evaluating the impairment of fixed assets (oil and gas investments). As such, any change in the variables used to prepare such assumptions and estimates may have, as a consequence, a significant effect on both the depreciation of, and the impairment tests relating to, investments in areas with oil and gas reserves.

        Depreciation.    Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves are treated prospectively by amortizing the remaining book value of the assets over the future expected production. In 2003, 2002 and 2001 Repsol YPF recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to €1,218 million, €1,322 million and €1,456 million, respectively. If proved reserves estimates are revised downward, net income could be negatively affected by higher depreciation expense.

        Repsol YPF uses this accounting policy instead of the full cost method because it provides for a more accurate recognition of the success or failure of the exploration and production activities on a field by field basis. If the full cost method were used all costs would be capitalized and depreciated and an impairment test could be performed on an entire country basis.

        Impairment.    Oil and gas producing properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment is determined by comparing the carrying value with the undiscounted future cash flow expected for each oil and gas producing property. The impairment is calculated as the difference between the market value or, if appropriate, the discounted estimated future cash flows from its proved reserves and unproved reserves, adjusted for risks related to such reserves, in each field owned at the year end with the net book value of the assets relating thereto. Expected future cash flows from the sale or production of reserves are calculated considering crude oil prices based on a combination of market forward quotes and standard long term projections. The discounted values of cash flows are determined using a reasonable and supportable discount rate based on standard WACC-CAPM (weighted average cost of capital—capital asset pricing model) assumptions including, if appropriate, a risk premium related to this type of asset. The estimated cash flows are based on future levels of production, the future commodity prices, lifting and development costs, estimates of future expenditures necessary with respect to undeveloped oil and gas reserves, field decline rates, market demand and supply, economic regulatory climates and other factors.

        Charges for impairment are recognized in Repsol YPF's results from time to time as a result of, among other factors, adverse changes in the recoverable reserves from oil and natural gas fields, and changes in economic regulatory conditions in certain countries. In 2002 and 2001, Repsol YPF recorded provisions for impairments of fixed assets amounting to €410 million and €655 million, respectively. In 2003, Repsol YPF reversed €275 million of provisions previously charged for fixed-asset writedowns due to the economic recovery in the value of the assets associated with hydrocarbon reserves that had been the subject of the provision. If proved reserves estimates were revised downward, net income could be negatively affected by higher impairment charge on the property's book value.

        Dismantling of oil and gas fields.    Repsol YPF makes provisions for the future dismantling of oil and natural gas facilities at the end of their economic life. The estimated costs of dismantling and removing these facilities are accrued during the economic life of the field based on the estimated dismantling cost and the ratio of annual production to proved reserves. These removal costs are based on management's best estimate of the time that the event will occur and the associated costs with the removal of the asset. Asset removal technologies and costs, as well as political, environmental, safety and public expectations, are constantly changing. Consequently, the timing and future cost of dismantling are subject to significant modification. The timing and the amount of future expenditures of dismantling are reviewed annually. As such, any change in variables used to prepare such assumptions and estimates can have, as a consequence, a significant effect on provisions and charges related to the dismantling of oil and gas fields.

  Goodwill

        This caption relates to the positive difference between the amount paid to acquire subsidiaries and equity investees and their underlying book values at the acquisition date, adjusted, when appropriate, by the specific fair value of the acquired assets and liabilities. Goodwill is amortized over the period in which the investment is expected to be recovered, up to a maximum of 20 years.

        Repsol YPF annually analyzes goodwill for potential impairment based on estimates of the fair value of the subsidiary/investee. If the fair value is lower than book value including goodwill, Repsol YPF records an impairment charge. Fair value estimates may take into consideration certain hypotheses such as discount rates, future cash flows, etc. Accordingly, any change in the variables used to prepare such assumptions and estimates may have a significant impact on the fair value estimated and thus in the goodwill impairment recorded in respect of each analyzed subsidiary/investee.

  Provisions for litigation and other contingencies and environmental liabilities

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

        Environmental costs.    Repsol YPF makes judgments and estimates in recording costs and establishing provisions for environmental clean-up and remediation costs which are based on current information regarding costs and expected plans for remediation. For environmental provisions costs can differ from estimates because of changes in laws and regulations, discovery and analysis of site conditions and changes in clean-up technology.

        As such, any change in the facts or circumstances related to these types of provisions, as well as changes in laws and regulations, can have, as a consequence, a significant effect on our provisions for these costs. The provision for environmental liabilities is reviewed annually. As of December 31, 2003 and 2002 the provisions for environmental liabilities amounted to €84 million and €111 million, respectively. See Note 22 to the Consolidated Financial Statements.

            3.2.3.4    Critical Accounting Policies Relating to the Reconciliation to U.S. GAAP

        In addition to the critical accounting policies relating to the primary financial statements prepared under Spanish GAAP, set forth below is an additional critical accounting policy relating to the reconciliation to U.S. GAAP, since in applying U.S. GAAP Repsol YPF is required to make different assumptions that involve uncertain matters.

  Derivative instruments and hedging activities

        Under U.S. GAAP, Repsol YPF records all derivatives, including certain derivatives embedded in contracts, whether designated in hedging relationships or not, at fair value in accordance with SFAS No. 133. On the initial application of this accounting standard, January 1, 2001, the difference between a derivative's previous carrying amount and its fair value was reported as a transition adjustment in net income or other comprehensive income ("OCI"), as appropriate, as the cumulative effect of a change in accounting principle. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

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

        Recording derivatives at fair value is applied within the context of an overall valuation framework. When available, quoted market prices are used to record a contract's fair value. However, market values for some contracts may not be readily determinable because the duration of a contract exceeds the liquid activity in a particular market or due to other particular circumstances. If no active trading market exists for a contract, holders of these contracts must calculate fair value using internally developed valuation techniques or models. Key components used in these valuation techniques include price curves, volatility, correlation, interest rates and tenor. Of these components, volatility and correlation are the most subjective. Internally developed valuation techniques include the use of interpolation, extrapolation and fundamental analysis in the calculation of a contract's fair value.

        While Repsol YPF uses common industry practices to develop its valuation techniques, changes in Repsol YPF's pricing methodologies or underlying assumptions could result in significantly different fair values and income/OCI recognition.

  3.3 U.S. GAAP Reconciliation

        Spanish GAAP differ in certain respects from U.S. GAAP. For a more detailed discussion of the most significant differences between Spanish GAAP and U.S. GAAP as they relate to Repsol YPF please refer to Note 27 to the Consolidated Financial Statements, which includes a reconciliation of net income and shareholders' equity from Spanish GAAP to U.S. GAAP and certain additional disclosures which are required under U.S. GAAP.

          3.3.1    Adjustments to Net Income and Shareholders' Equity

        In the case of the Repsol YPF Group, the main differences between U.S. GAAP and Spanish GAAP affecting our net income in 2003, 2002 and 2001 and shareholders' equity at December 31, 2003 and 2002 relate to:

  •
  impairments of goodwill and other intangible assets

  •
  legal restatements of property, plant and equipment

  •
  impairments and reversal of impairments of oil and gas assets

  •
  goodwill and the amortization of the goodwill arisen on certain business combinations

  •
  the timing of the accounting treatment of the devaluation of the Argentine peso

  •
  the treatment of pre-acquisition contingencies related to the purchase of YPF

  •
  the treatment of exchange tender offers

  •
  the timing of revenue recognition of certain up-front non-refundable fees

  •
  the recognition of start-up costs and costs related to stock issues

  •
  derivative instruments and hedging activities

  •
  the treatment of accumulated translation differences upon sale of an investment.

  •
  the treatment of the Andina asset swap

  •
  the treatment of YPF's functional currency

  •
  the treatment of foreign currency exchange gains

  •
  the recognition of an additional minimum liability for pension plans

  •
  the recognition of asset retirement obligations

  •
  adjustments relating to Repsol YPF's equity investees

  •
  the recognition of deferred tax assets and liabilities

        Net income under Spanish GAAP in 2003, 2002 and 2001 was €2,020 million, €1,952 million and €1,025 million, respectively, whereas net income under U.S. GAAP for 2003, 2002 and 2001 was €1,921 million, €1,286 million and €980 million, respectively. Shareholders' equity under Spanish GAAP at December 31, 2003 and 2002 was €13,632 million and €13,586 million, respectively, whereas shareholders' equity under U.S. GAAP at December 31, 2003 and 2002 was €13,180 million and €12,947 million, respectively.

        The most significant item reducing our net income and shareholders' equity in 2002 under U.S. GAAP relates to impairments of goodwill. Effective January 1, 2002, Repsol YPF adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill is no longer amortized over its estimated useful life, but is instead tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level.

        Repsol YPF performed the transitional goodwill impairment test required by SFAS No. 142 as of January 1, 2002 and the annual goodwill impairment test as of December 31, 2003 and 2002. Fair value of the reporting units for which goodwill has been assigned was determined based on income and market approaches. As a result of these analyses, Repsol YPF recorded an impairment loss of €1,215 million as of January 1, 2002 in respect of the U.S. GAAP carrying value of the goodwill assigned to the Refining, LPG, Chemicals and Natural Gas and Electricity reporting units, which was recorded as the cumulative effect of a change in accounting principle. The analysis of the annual goodwill impairment test did not result in any impairment loss on goodwill as of December 31, 2003 and 2002. The above impairment loss reduced our net income for 2002 under U.S. GAAP by the same amount and resulted in a reduction in shareholders' equity at December 31, 2003 and 2002 under U.S. GAAP of €910 million and €1,093 million, respectively. Applying SFAS No. 142 also resulted in the elimination under U.S. GAAP of all goodwill amortization recorded in 2003 and 2002 under Spanish GAAP for consolidated entities and entities carried by the equity method. See Note 27.4.5 to the Consolidated Financial Statements.

        In 2003, other significant items reducing our U.S. GAAP net income included the elimination of an impairment reversal recorded under Spanish GAAP on upstream properties, since restoration of previously recognized impairment losses is prohibited under U.S. GAAP; and the recognition of derivative financial instruments at fair value, in particular embedded derivatives in other contracts.

          3.3.2    Classification Differences and Other

        Almost all extraordinary revenues and expenses recorded by Repsol YPF under Spanish GAAP would be recorded as operating revenues or expenses under U.S. GAAP. This classification difference has no impact on net income.

        Gains on sales of property, plant and equipment that are included in "Other operating revenues" under Spanish GAAP would not be classified as part of "Total operating revenues" under U.S. GAAP, although such gains would still be included in operating income.

        Repsol YPF includes in both expenses and revenues the excise taxes on the products marketed by it. Under U.S. GAAP, excise taxes would not be included within revenues.

        In 2003, 2002 and 2001 certain affiliates of Repsol YPF have been consolidated using the proportional integration method. Under U.S. GAAP these entities would be accounted for under the equity method. This difference has no effect on net income or shareholders' equity but impacts different items of the balance sheet and the income statement.

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

        Under Spanish GAAP, some of the variable interest entities that Repsol YPF participates in are not consolidated. Under U.S. GAAP these entities have been fully consolidated. This difference has no material effect on net income or shareholders' equity but impacts different items of the balance sheet and the income statement.

        Under Spanish GAAP, Repsol YPF has recorded leased fixed assets as intangible assets. In addition, interest on capital leases are included together with the related debt, with the unamortized portion being included as a deferred charge. Under U.S. GAAP, leased fixed assets are shown on the balance sheet as tangible assets. In addition, under U.S. GAAP the capitalized asset and obligation should be recorded at the net present value of the minimum lease payments at the outset of the lease. Interest should be charged each period, but the total amount of interest to be paid should not be recorded on the balance sheet. This difference has no effect on net income or shareholders' equity but impacts different items of the balance sheet.

  3.4 Overview of Consolidated Results of Operations

  Net Income

        Net income for 2003 was €2,020 million, a 3.5% increase compared to 2002. Net income per share rose to €1.65 in 2003 from €1.60 in 2002.

        The revaluation of the euro had a 20% effect of the foregoing results year-on-year because Repsol YPF's results are sensitive to the euro/dollar exchange rate. Instability in the Middle East, the weak dollar, restrictions in OPEC production, and a rise in demand pushed benchmark oil prices to a higher level than the year before. The average price of Brent was $28.83/bbl in 2003 in comparison with $25.02./bbl in 2002, although, if quoted in euros, the Brent price fell 3.7% from €26.50/bbl in 2002 to €25.52/bbl in 2003. Refining margins widened considerably year-on-year to reach $3.19/bbl. Performance in the marketing area was excellent throughout the year. In Spain, sale of light products posted a record high while in Argentina, there was significant improvement in margins in 2003 although this was partly curtailed by the stability agreement. The average margins for chemicals were at a lower than mid-cycle level, if better than the year before, and basic petrochemicals margins improved during the first half of the year and urea and methanol margins improved throughout the year. Gas and Electricity results continued to be strongly affected by the change in consolidation scope and the remuneration regime in the Spanish gas sector, both set in place during 2002.

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

  Operating Revenues

        Operating revenues in 2003 were €37,206 million, a 2.0% increase from €36,490 million for 2002. This increase principally reflects higher reference crude oil prices, higher demand and increased sales of petroleum products and the recovery in commercial margins in Argentina.

        Operating revenues in 2002 were €36,490 million, a 16.4% decrease from €43,653 million for 2001. This decrease principally reflects the pesification of gas contracts in Argentina and one of the lowest refining margins in the last decade, as well as the change in the accounting treatment of Gas Natural. This decrease was partially offset by higher sales volumes of natural gas, especially in Spain. Operating revenues continued to be affected by the economic crisis in Argentina, which generally affected all of our business lines.

  Operating Income

        Operating income in 2003 was €3,860 million as compared to €3,323 million in 2002. This increase principally reflects higher crude oil realization prices and significant growth in hydrocarbon production. Operating income was also positively affected in 2003 by improved Refining and Marketing margins, higher sales and improved international chemical margins.

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

  Extraordinary Income (Loss)

        In 2003, net extraordinary losses amounted to €154 million compared to net extraordinary income of €648 million in 2002. Extraordinary income for 2003 includes the reversal of provisions of €275 million previously recorded for impairments of certain fixed assets associated with hydrocarbon reserves and capital gains realized from the sale of a 6.78% stake in CLH to Oman Oil (€71 million). Main expenses in this item include losses mainly relating to a provision related to the valuation of a take or pay commitment to transport certain quantities of crude oil through an oil pipeline in Ecuador (€162 million), the non recurring effects of certain amortizations derived from the partial reversal of the provision for depreciation of certain exploration operations assets during 2003 (€72 million), labor force restructuring expenses (€32 million), plant stoppages and environmental provisions (€41 million), a provision for litigation contingencies (€35 million), a provision related to the key employee loyalty allowance (€28 million), the extraordinary provision related to the modification of certain actuarial variables used to calculate the provision required for pension obligations in respect of employees of Maxus Energy Corporation, an affiliate of YPF (€27 million), provisions for affiliates (€22 million), and other minor tax contingencies.

        In 2002, net extraordinary income increased to €648 million compared to net extraordinary losses of €777 million in 2001. Extraordinary income for 2002 includes capital gains realized from the sale of 23% of Gas Natural (€1,097 million) and 29.67% of CLH (€293 million), and Repsol YPF's proportional share in capital gains from the sale by Gas Natural of 59.1% of Enagas (€97 million) and 13.25% of Gas Natural México (€105 million). Main expenses in this item include provisions relating to exploration and production assets mainly in Mene Grande (Venezuela) and Aguarague (Argentina) (€410 million), provisions to cover labor force adjustments (€54 million), environmental and litigation provisions (€44 million) and provisions for pensions and similar contingencies relating to a U.S. affiliate (€41 million).

  Amortization of Goodwill

        Goodwill amortization in 2003 decreased by 42% to €174 million from €300 million in 2002, mainly reflecting accelerated amortization of goodwill generated upon the acquisition of several stakes in Gas Natural SDG affiliates in Colombia and Brazil (€79 million) in line with the amortization schedule followed by Gas Natural SDG, offset in part by lower amortization in euros of part of Repsol YPF's goodwill denominated in US dollars due to the appreciation of the euro against the dollar.

        Goodwill amortization in 2002 decreased by 7.1% to €300 million from €323 million in 2001, mainly reflecting the lower amortization in euros of part of YPF's goodwill denominated in pesos. The decrease was partially offset by the accelerated amortization during 2002 of goodwill generated by Gas Natural's interests in the Colombian and Brazilian affiliates purchased in 2002 (€79 million), following the Gas Natural amortization method.

  Interest Income and Expense

        Net interest expense in 2003 decreased 49.1% to €400 million from €786 million in 2002. This decrease reflects the reduction of average debt year on year.

        Net interest expense in 2002 decreased 41.9% to €786 million from €1,352 million in 2001. This decrease reflects the reduction of the average interest rate paid in the last year and the significant reduction of Repsol YPF's debt. Average debt in 2002 decreased to €11,901 million from €19,056 million in 2001. Net interest expense includes losses of €134 million related to the impact of exchange rate differences on dollar-denominated financings of peso-denominated assets in Argentina, partially offset by €86 million of foreign currency gains relating to commercial transactions.

  Equity in Earnings of Unconsolidated Companies

        Equity earnings in unconsolidated affiliates for 2003 was €146 million, compared to losses of €35 million in 2002. The table below provides detailed information about equity earnings and losses of unconsolidated companies in 2003, 2002 and 2001.

	2003	2002	2001
	(millions of euros)
Affiliate Company
Oldelval, S.A.	(1.9)	15.1	10.4
Termap, S.A.	2.4	3.4	8.9
REFAP(1)	—	—	—
CLH(2)	20.9	18.4	—
PBBPolisur	25.2	(37.5)	(24.1)
Petroken(2)	9.8	10.5	—
Inversora Dock Sud, S.A.	15.4	(64.8)	(31.1)
Gas Argentino, S.A. (GASA)(2)	—	(18.9)	—
Atlantic LNG	39.0	19.6	19.7
Enagas(2)	14.6	5.5	—
Gas de Aragón	0.8	3.0	5.0
Gas de Euskadi	0.2	3.5	4.7
Oleoducto Transandino (Chile)	1.9	3.0	2.1
Oleoducto Transandino (Argentina)	0.7	1.1	3.7
Other	17.2	3.0	11.0

Total	146.2	(35.1)	35.5

(1)
During 2003 and 2002 this affiliate was accounted for under the proportional integration method. Repsol YPF received its interest in this affiliate in 2001 in connection with the Petrobras assets swap.

(2)
During 2002 this affiliate was consolidated for the first time by the equity method.

  Taxes

        Repsol YPF's effective tax rate in 2003 was 32%. Corporate income tax incurred by Repsol YPF in 2003 amounted to €1,048 million.

        The effective tax rate is higher than the 19.8% effective tax rate in 2002 and lower than the effective tax in 2001 of 39.5%. This rate reflects the absence of exceptional items like those experienced in 2001, mainly the effects of the crisis in Argentina, and in 2002, mainly disposals subject to a lower tax rate on the applicable capital gains due to the reinvestment of the proceeds of such disposals.

        Since 2002, corporate income taxes paid in Dubai and Algeria (€141 million in 2003 and €150 million in 2002) are recorded as a tax expense. In years prior to and including 2001, corporate income taxes paid in Dubai and Algeria were treated as operating expenses of our Exploration and Production activities. Without this reclassification, the effective tax rate would have been 29% in 2003.

We have provided you with our effective tax rate prior to the reclassification of tax expenses in order to provide a comprehensive analysis of our tax position in relation to our underlying operating performance.

  Minority Interest

        Income attributable to minority shareholders in 2003 amounted to €210 million compared to €334 million in 2002. The variation in 2003 mainly reflects the exclusion of minority interests in Gas Natural in 2003 after the change in the consolidation method at the end of May 2002.

        Income attributable to minority shareholders in 2002 amounted to €334 million compared to €490 million in 2001. The variation in 2002 mainly reflects the exclusion of minority interests in Gas Natural and CLH in 2002 after the change in the consolidation method at the end of May 2002 and December 2001, respectively, and the incorporation in 2002 of dividends from preference shares issued in May and December 2001. See Note 1.d to the Consolidated Financial Statements.

        The table below provides detailed information about minority interests in 2003, 2002 and 2001.

	2003	2002	2001
	(millions of euros)
Affiliate Company
Repsol International Capital (RIC)(1)	156.8	175.7	89.8
YPF	14.0	14.2	8.0
Refinería La Pampilla, S.A.	1.0	7.1	15.9
Refipesa	(0.9)	1.6	4.0
CLH(2)	—	—	63.3
Gas Argentino, S.A. (GASA)(2)	—	—	(10.2)
Gas Natural(3)	—	142.1	285.7
Petronor	9.3	12.1	13.0
Invergas/Gas Natural BAN	4.5	(40.0)	(14.1)
Andina	11.4	2.1	24.9
Repsol Comercial	4.5	4.9	2.6
EMPL(4)	4.6	11.4	—
Other	4.7	2.4	6.9

Total	209.9	333.6	489.8

(1)
Relates to the preference shares issued by this affiliate.

(2)
During 2002 this affiliate was consolidated for the first time by the equity method.

(3)
From 2000 to May 2002, this company was consolidated by the global integration method. From May 2002, it is consolidated by the proportional integration method, which does not give rise to minority interests.

(4)
During 2003 and 2002 this affiliate was consolidated by the global integration method by Gas Natural. During 2001 this affiliate was consolidated by the proportional integration method.

  3.5 Results of Operations by Business Segment

        The tables below set forth Repsol YPF's operating revenues and operating income by business segment for 2003, 2002 and 2001, as well as the percentage changes in revenues for the periods shown.

	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
	(millions of euros)
Operating revenue
Exploration and Production	6,419	5,580	7,305	15.0%	(23.6)%
Refining and Marketing(1)(2)	32,480	31,289	32,491	3.8	(3.7)
Chemicals	2,240	2,109	2,355	6.2	(10.5)
Gas and Electricity(3)	1,486	3,110	5,900	(52.2)	(47.3)
Other operating revenues and adjustments in the consolidation process	(5,419)	(5,598)	(4,398)	—	—

Total operating revenues	37,206	36,490	43,653	2.0	(16.4)

	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
	(millions of euros)
Operating income
Exploration and Production	2,352	1,785	2,557	31.8%	(30.2)%
Refining and Marketing(2)	1,196	854	1,406	40.0	(39.3)
Chemicals	155	97	(55)	59.8	—
Gas and Electricity(3)	212	633	1,062	(66.5)	(40.4)
Corporate and others(4)	(55)	(46)	(50)	—	—

Total	3,860	3,323	4,920	16.2	(32.5)

(1)
Includes approximately €5,626 million, €5,532 million and €6,850 million in 2003, 2002 and 2001, respectively, relating to excise taxes on the products marketed.

(2)
Includes CLH until December 2001.

(3)
Includes Repsol YPF's 47.04% interest in Gas Natural from 2001 to May 2002 (consolidated using the global integration method) and, from May 2002, its 24.04% interest in the same company (consolidated using the proportional integration method). In 2003, Repsol YPF accounted for Gas Natural using the proportional integration method in accordance with its percentage ownership of Gas Natural, which was 27.15% at December 31, 2003.

(4)
Consist primarily of overhead costs.

          3.5.1    Exploration and Production (E&P)

	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
	(millions of euros)
Operating revenue
Spain	523	123	136	325.2%	(9.6)%
Argentina	3,981	3,814	4,785	4.4	(20.3)
Rest of Latin America	1,260	934	801	34.9	16.6
Rest of the World	655	709	1,583	(7.6)	(55.2)

	6,419	5,580	7,305	15.0	(23.6)

        Operating revenue for 2003 was €6,419 million, a 15.0% increase compared to €5,580 million in 2002. This increase was mainly due to the significant increase in production volumes of 13.2%, mainly in Trinidad and Tobago and Argentina and to a lesser extent in Bolivia. Higher international oil prices and the improvement of average gas realization prices were both contributing factors to the increase in operating revenue in 2003. During 2003, Repsol YPF obtained an average gas realization price of US$37.88 per thousand cubic meters, compared to US$27.93 per thousand cubic meters in 2002. The increase in average gas realization prices mainly reflects higher gas realization prices in Argentina, and the higher specific weight of sales from Trinidad and Tobago in total sales coupled with significantly higher international gas prices as compared to 2002 (Henry Hub). The average gas sale price in Argentina was 23% higher compared to 2002, reflecting the progressive dollarization of a portion of internal sales arrangements with certain industrial exporting clients in Argentina as well as the positive impact of the appreciation of the peso against the U.S. dollar. The average sale price of Repsol YPF's crude oil basket was US$25.7 per barrel, compared to US$20.9 per barrel in 2002. The increase in operating revenues in Spain in 2003 was due to the change in criteria such that as of January 1, the results of operations of the sale of gas and the sale and transportation of LNG are included in the results of operations of the Exploration and Production business area, while in 2002 they were included in the results of operations of the Gas and Electricity business area, as well as a significant increase in the activity of such business area due to the commencement of operations of a third train at the Atlantic plant.

        Operating revenue for 2002 was €5,580 million, a 23.6% decrease compared to €7,305 in 2001. This decrease was mainly due to a decrease in the realization price of Repsol YPF's crude oil basket from US$21.9 per barrel in 2001 to US$20.9 per barrel in 2002, and to a decrease in the average gas realization price from US$51.40 per thousand cubic meters in 2001 to US$27.93 per thousand cubic meters in 2002. The decrease in the crude oil basket realization price reflects lower sale prices in Argentina, due to a 10% price discount below international prices agreed between producers and the Argentinean refineries, and the higher relative weight of heavy crude oils in the basket after the sale of the assets in Indonesia. The decrease in gas selling prices resulted mainly from the partial pass through of the effects of the peso devaluation to gas selling prices in Argentina. This reduction in selling prices was only partially offset by a 18.6% increase in gas sales volumes in 2002.

	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
	(millions of euros)
Operating income
Spain	(10)	(18)	(4)	—%	—%
Argentina	1,615	1,315	1,844	22.8	(28.7)
Rest of Latin America	474	141	127	236.2	11.0
Rest of the World	273	347	590	(21.3)	(41.2)

	2,352	1,785	2,557	31.8	(30.2)

        Exploration and Production operating income in 2003 increased 31.8% to €2,352 million from €1,785 million in 2002. This increase principally reflects the increase in production, the higher average gas realization price and the increase in the average Repsol YPF crude oil basket realization price as described above.

        Exploration and Production operating income in 2003 was also positively impacted by the incorporation since the beginning of fiscal 2003 of the operating income from the sale of gas and the sale and transportation of LNG, as well as the incorporation into Exploration and Production of the operating income of some of Repsol YPF's affiliates in Argentina, mainly Mega and Pluspetrol Energy, which amounted to €142.3 million in 2003. In 2002 the results of operations of these activities were included in the results of operations of the Gas and Electricity business area. The positive results contributed by these activities are mainly due to the increase in the volumes of LNG sold, reflecting the start of operations ahead of schedule of the third train of liquefaction in Trinidad and Tobago and higher reference prices for natural gas (Henry Hub) in the United States.

        These positive factors more than compensated for the negative effect of the appreciation of the euro against the U.S. dollar and the 16% increase in lifting costs per barrel equivalent of produced petroleum to $1.72 per barrel of oil equivalent in 2003 as compared to $1.48 per barrel of oil equivalent in 2002 reflecting the accumulated inflation in Argentina and the appreciation of the peso against the U.S. dollar. Lifting costs per barrel equivalent of produced petroleum in 2003 were nevertheless 33% lower than in 2001. Operating income was negatively affected by a change in accounting criteria. As of January 1, 2003 Repsol YPF changed the internal accounting criteria for inter-company transactions between the Exploration and Production and the Refining and Marketing business units in Argentina, resulting in inventories now being valued at production cost, which resulted in a negative adjustment of €80 million on Exploration and Production operating income. During 2003 Repsol YPF paid a 20% export tax on crude oil in Argentina which was introduced in 2002, which amounted to $136 million.

        Exploration and Production operating income in 2003 does not reflect any capital gains from the sale of assets, while in 2002 Repsol YPF recognized capital gains of approximately €50 million from asset sales in Indonesia and Spain (La Lora).

        Exploration & Production operating income in 2002 decreased 30.2% to €1,785 million from €2,557 million in 2001. This decrease principally reflects the decrease in crude oil and gas realization prices in 2002 described under "Operating revenue" above, the imposition from the second quarter of 2002 of a new 20% tax on oil exports in Argentina, the sale in January 2002 of assets in Indonesia (which contributed €211 million to 2001 operating income) and the inclusion in 2001 operating income of capital gains of €201 million from asset sales in Egypt in 2001. This was partially offset by the pesification of part of the operating costs in Argentina, which resulted in lower investment costs and operating costs in euros, capital gains of €50 million from the asset sales in Indonesia and Spain (La Lora) in 2002 and the reclassification in 2002 of income taxes paid in Dubai and Algeria. As from the first quarter of 2002, income taxes paid in Dubai and Algeria, which amounted to €150 million in 2002, are reflected under income tax, as compared to €189.5 million of taxes paid in Dubai and Algeria in 2001, which were charged to Exploration & Production operating expense.

          3.5.2    Refining and Marketing

	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
	(millions of euros)
Operating revenue
Spain	21,430	20,798	22,495	3.0%	(7.5)%
Argentina	6,254	6,003	6,101	4.2	(1.6)
Rest of Latin America	2,974	2,824	2,300	5.3	22.8
Rest of the World	1,822	1,664	1,595	9.5	4.3

	32,480	31,289	32,491	3.8	(3.7)

        Refining and Marketing operating revenue for 2003 was €32,480 million, a 3.8% increase compared to €31,289 million in 2002. This increase was mainly due to higher sales of petroleum products: in Spain, sales of petroleum products increased 3%, in Argentina they increased 4% and in the other countries in which Repsol YPF operates, they increased 6.9%. In addition, the recovery in commercial margins in Argentina was notable, though limited due in part to the price stability pacts in place throughout the year.

        LPG sales decreased by 1.3% mainly as a result of a reduction of 1.9% in sales in Spain, reflecting the increase in use of alternative energies, like natural gas and electricity, as well as the growth of other competitors in the LPG market. Sales in Latin America declined slightly (0.8%) reflecting the lower demand in Argentina caused by the economic crisis offset in part by a strong growth in Perú.

        Refining and Marketing operating revenue for 2002 was €31,289 million, a 3.7% decrease compared to €32,491 million in 2001. This decrease was mainly due to lower international product prices as overall sales volumes remained practically flat. In Spain sales volumes of refined products including exports, remained virtually constant, whereas in Argentina sales volumes of refined products, including exports decreased by 2.6% due to the economic situation. Sales volumes of LPG in 2002 remained practically constant due to the combination of a 3% drop in sales in Europe partially offset by a 6.3% increase in sales from Latin America. Lower LPG sales volumes in Europe mainly reflect a 4% decline in sales in Spain due to competition from other energy sources (mainly power and natural gas), a loss of market share of approximately 2.6% to other bottled LPG operators and mild weather throughout the year. In Latin America, the increase in LPG sales reflects the 12-month consolidation of our operations in Bolivia, organic business growth and higher volume sales in Peru. Partially offsetting this increase was a 5.6% decrease in sales in Argentina, compared to overall market contraction estimated at 8%.

	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
	(millions of euros)
Operating income
Spain	677	659	1,167	(2.7)%	(43.6)%
Argentina	466	134	115	247.8	16.5
Rest of Latin America	41	51	101	(19.6)	(49.5)
Rest of the World	12	10	23	20.0	(56.5)

	1,196	854	1,406	40.0	(39.3)

        Refining and Marketing operating income in 2003 increased 40% to €1,196 million from €854 million in 2002, principally reflecting the improvement in refining margins throughout 2003, as well as the improvements in the results of operations in Argentina in spite of the negative effects resulting from the appreciation of the euro against the dollar.

        Repsol YPF's refining margins in 2003 increased by $1.64 per barrel to $3.19 per barrel, reflecting a recovery of international margins from the lows experienced in 2002 to mid-cycle levels. In early 2003, margins increased due to cold weather in Europe and the United States, as well as a tight global inventory position. In the first quarter of 2003, margins in Europe reached an all-time high.

        The operating margins of the Spanish marketing unit in 2003 were in line with margins in 2002. Operating margins of the Argentine marketing unit improved significantly in 2003 as a consequence of the appreciation of the peso against the dollar and despite the price stability pacts in place throughout the year.

        Bottled LPG operating margins in Spain were affected negatively by the higher international prices for raw materials in the first quarter of 2003 because the current formula for maximum prices for bottled LPG did not permit Repsol YPF to pass on the higher costs to the consumer and, therefore, margins declined in the first half of 2003. Margins recuperated in the second half of 2003 such that overall in 2003 bottled LPG margins in Spain were slightly higher (2%) year on year compared with 2002. Despite the loss of certain economies of scale due to the reduction in sales, marketing costs, through which the Spanish Government recognizes the operating costs and compensates the different links in the production and supply chain, did not increase in 2003. In Latin America, retail margins have increased in Argentina due to the fact that international prices and exchange rates movements were taken into consideration in the agreement on price stability, as well as in Chile and Ecuador. Peru is the only country in Latin America in which Repsol YPF has been unable to transfer the increased costs of raw materials into a higher final sale price. Wholesale margins increased in both Argentina and Bolivia due to high international prices.

        Refining and Marketing operating income in 2002 decreased 39.3% to €854 million from €1,406 million in 2001, principally reflecting lower refining margins and the effect of the deconsolidation of CLH, which was responsible for a decline of €173 million.

        Repsol YPF's refining margins in 2002 decreased by $1.59 per barrel to $1.55 per barrel, reflecting the deterioration of international margins to the lowest levels in recent years as a result of high international prices of crude and low international demand. See Section 2.1.5 "Information on Repsol YPF—Repsol YPF—Business Environment." This decrease in margins was partially offset by cost reductions brought about by Repsol YPF's cost-saving policy, helped by the devaluation of the peso. Margins showed some improvement in the fourth quarter.

        The operating margins of the Spanish marketing unit remained basically stable. Operating margins of the Argentine marketing unit decreased in 2002 as compared to 2001, although during the second half of the year the operating margins of the Argentine marketing unit grew due to successive price increases.

        Bottled LPG operating margins in Spain were helped by the lower cost of feedstock during the first nine months of 2002, although this trend reversed during the last quarter, and the time lag in the revision of the maximum price formula to take into account such lower feedstock prices. In April 2002, the Spanish government revised the commercial margin factor in the pricing formula, increasing the markup set in October 2000 by 12.9%, in recognition of the sustained cost increases in the LPG distribution business. Retail LPG operating margins in Latin America weakened over the year, mostly affected by the situation in Argentina and higher international feedstock prices during the last quarter of the year. However, cost reduction in real terms, implemented after the introduction of anti-crisis measures and the devaluation of the peso, almost fully compensated for lower margins.

          3.5.3    Chemicals

	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
	(millions of euros)
Operating revenue
Spain	1,774	1,714	1,837	3.5%	(6.7)%
Argentina	466	395	518	18.0	(23.8)

	2,240	2,109	2,355	6.2	(10.5)

        Chemicals operating revenues for 2003 increased 6.2% to €2,240 million from €2,109 million in 2002. This increase reflects on one hand the effect of a 13.6% increase in sales volumes and, on the other hand, higher sales prices for specific products in our chemical portfolio, despite the fact that weighted average sales prices decreased due to the increase in sales volumes of lower-priced products. By geographical areas, operating revenues grew more in Argentina than in Spain due to the 224,000 tonne increase in sales volumes of methanol, which represented nearly four times the volumes sold in 2002.

        Chemicals operating revenues for 2002 decreased 10.5% to €2,109 million from €2,355 million in 2001. This decrease reflects a reduction in revenues from operations in Spain and Argentina, mainly as a result of lower international prices of certain products, principally ethylene, propylene and polyolefins in European markets, lower revenues from Argentina due to the deconsolidation of Petroken and lower average prices of our sales mix in Argentina. Partially offsetting this decrease was a 4.5% increase in sales volumes. Lower average prices of our sales mix in Argentina was mainly due to a reduction in higher-price products in our sales portfolio, reflecting the deconsolidation of Petroken, the discontinuation of sales of oxo-alcohol, which from November 2001 has been produced for a third party under a tolling manufacturing agreement, and increased sales volumes of lower-price products from the ammonia/urea and methanol units.

	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
	(millions of euros)
Operating income
Spain	43	41	(41)	4.9%	—
Argentina	112	56	(14)	100.0	—

	155	97	(55)	59.8	—

        Chemicals operating income for 2003 increased 59.8% to €155 million from €97 million in 2002, mainly due to higher margins in basic petrochemicals and certain derivative products in Latin America (urea and methanol), as well as higher sales volumes. 2003 represented a record year for sales volumes, reaching 4 million tonnes, an increase of 13.6% compared to 2002, and of particular note was the 224,000 tonne increase in sales of methanol (which represented an increase of 378.4%).

        Average international margins in 2003 can be characterized as medium-low cycle, slightly higher than margins in the prior year. Compared to 2002, the higher margins for urea and methanol stand out due to the higher growth rate of prices of natural gas in the United States than in Argentina. Natural gas is the raw material for these products and important increases have effects on pricing. In addition, in the first half of 2003, basic chemical margins improved due to the improvement in reference international prices.

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

          3.5.4    Gas and Electricity

	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
	(millions of euros)
Operating revenue
Spain	1,252	2,627	4,634	(52.3)%	(43.3)%
Argentina	44	76	789	(42.1)	(90.4)
Rest of Latin America	163	394	436	(58.6)	(9.6)
Rest of the World	27	13	41	107.7	(68.3)

	1,486	3,110	5,900	(52.2)	(47.3)

        Gas and Electricity operating revenues in 2003 decreased by 52.2% to €1,486 million from €3,110 million in 2002. This decrease was mainly due to the change in consolidation of Gas Natural from full consolidation until May 2002 to proportional integration thereafter and the change in the consolidation method of Enagas within Gas Natural's accounts from full consolidation until July 2002 to the equity method thereafter; the change in the compensation system for regulated activities in Spain in February 2002, which resulted in stable revenues from these activities throughout the year compared to the relatively higher revenues in the first two months of 2002 prior to the regulatory change (See

Section 2.5 "Seasonality"); the reclassification of revenues from certain affiliated companies in Latin America and the appreciation of the euro relative to the U.S. dollar. This decrease was partially offset by a 12.9% increase in sales volumes as a consequence of sales volume growth across all regions, in particular in the United States. The slight increase in sales volumes in Spain reflects the positive results of the Spanish gas trading business and higher sales to thermal power generators. The marginal increase in sales volumes in Latin America was mainly due to the increase in the number of clients and the economic recovery that took place throughout the region.

        The total liberalization of the Spanish gas market in 2003 provided by Royal Decree Law 6/2000 has allowed all consumers to freely choose between the regulated market or the unregulated market, where they can choose their gas supplier. In 2003, the unregulated market represented approximately 70% of the total Spanish gas market, as compared to 55% in 2002. See Section 2.3.1.3 "Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas System." Gas Natural's market share of the unregulated market, which it holds through Gas Natural Comercializadora, S.A., decreased to approximately 58% in 2003 from 63% in 2002. In 2003, sales of Gas Natural in the unregulated Spanish market represented 51% of Gas Natural's gas sales in Spain, as compared to 39% in 2002. The transfer of clients from the regulated market, where Gas Natural's revenues consist of gas sales at regulated tariffs, to the unregulated market, where Gas Natural's revenues consist of sales at unregulated prices plus tolls for the use of its gas network, did not have a material impact on Repsol YPF's 2003 operating revenues or operating income from gas and electricity operations and is not expected to have a material impact in 2004 because the loss of market share has been more than compensated by the increase in the size of the market itself, which has permitted and, Repsol YPF believes, will continue to permit Repsol to grow its sales volumes. Repsol YPF believes that current tolls, which are fixed by law, will allow Repsol YPF to recover its investment and further develop its gas infrastructure.

        In the unregulated electricity market, Gas Natural Comercializadora maintained a market share of almost 5% in 2003.

        Gas and Electricity operating revenues in 2002 decreased by 47.3% to €3,110 million from €5,900 million in 2001. This decrease was mainly due to the change in consolidation of Gas Natural from full consolidation until May 2002 to proportional consolidation thereafter and the change in the consolidation method of Enagas within Gas Natural's accounts from full consolidation until July 2002 to the equity method thereafter. The decrease was also due to the reduction in gas selling prices in Argentina as a result of the peso devaluation. This was partially offset by a 13% increase in sales volumes to 26.87 billion cubic meters in 2002, mainly in Latin America (except Argentina) and in Spain. The increase in Spanish sales volumes reflects the positive results of the Spanish gas trading business and higher sales to thermal power generators.

        The further liberalization of the Spanish gas market in 2002 provided by Royal Decree Law 6/2000 allowed some industrial clients to switch from the regulated market to the unregulated market (where they can choose their gas supplier), which in 2002 represented 55% of the total Spanish gas market, as compared to 38% in 2001. As of January 1, 2003, all consumers may freely choose their natural gas supplier, as opposed to only industrial consumers. See Section 2.3.1.3 "Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas System." Gas Natural's market share of the unregulated market, which it holds through Gas Natural Comercializadora, S.A., decreased to 63% from 80% in 2001. In 2002, sales of Gas Natural in the unregulated Spanish market represented 39% of Gas Natural's gas sales in Spain, as compared to 33% in 2001. The transfer of clients from the regulated market to the unregulated market did not have a material impact on Repsol YPF's 2002 revenues or net income from gas and electricity operations.

        In the unregulated electricity market, Gas Natural Comercializadora obtained a market share of approximately 4% in 2002 as compared to a market share of 3% in 2001.

	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
	(millions of euros)
Operating income
Spain	161	506	791	(68.2)%	(36.0)%
Argentina	9	34	159	(73.5)	(78.6)
Rest of Latin America	16	27	33	(40.7)	(18.2)
Rest of the World	26	66	79	(60.6)	(16.5)

	212	633	1,062	(66.5)	(40.4)

        Gas and Electricity operating income in 2003 decreased by 66.5% to €212 million from €633 million in 2002. This decrease was mainly due to the full consolidation of Gas Natural until May 2002 and Enagas until July 2002, the change in the compensation system for these activities in Spain in February 2002, which resulted in stable revenues from these activities throughout the year compared to the relatively higher revenues in the first two months of 2002 prior to the regulatory change, the reclassification of revenues from certain affiliated companies in Latin America and the appreciation of the euro relative to the U.S. dollar.

        Gas and Electricity operating income in 2002 decreased by 40.4% to €633 million from €1,062 million in 2001. This decrease was mainly due to the change in the consolidation of Gas Natural, from the global consolidation in 2001 to the proportional integration of the remaining 24.04% interest in Gas Natural after the sale of a 23% interest in May 2002, the deconsolidation of Enagas in July 2002 (€23 million) and the impact of the peso devaluation on Argentine gas sales margins, which in January 2002 were fixed by the Argentine government in pesos pursuant to the Emergency Law. As gas sales margins were fixed pursuant to emergency measures adopted by the Argentine government, it is expected that at some point in the future the restrictions will be lifted.

  3.6 Extraordinary Income (Loss)

        The following table provides a breakdown of extraordinary income and loss items for 2003, 2002 and 2001. These items are required to be classified as extraordinary items under Spanish GAAP but would not be so classified under U.S. GAAP.

	Year Ended December 31,
	2003	2002	2001
	(millions of euros)
Extraordinary income (Loss)
Labor force restructuring	(32)	(54)	(103)
Provision for write-down of fixed assets	271	(419)	(708)
Provision for losses of immaterial subsidiaries not consolidated	(22)	(4)	(6)
Provision for tax contingencies	(48)	(47)	(15)
Provision for other contingencies	(339)	(190)	(159)
Reversal of provisions	36	26	16
Subsidies and other earnings credited to income	5	8	13
Gain on disposal of stakes in companies and fixed assets	83	1,588	302
Other extraordinary items, net	(108)	(260)	(117)

Net Extraordinary Income/(Loss)	(154)	648	(777)

  Labor force restructuring

        The following table provides a breakdown of the expenses incurred in connection with labor force restructuring.

	Year Ended December 31,
	2003	2002	2001
	(millions of euros)
Extraordinary expenses
Repsol Petróleo, S.A.	2.9	7.6	23.1
Repsol Butano, S.A.	4.5	5.4	10.6
Repsol Química, S.A.	2.9	1.2	11.3
Repsol Comercial, S.A.	2.8	4.8	6.9
Repsol Exploración, S.A.	1.5	4.0	11.7
CLH	—	—	11.3
YPF, S.A.	3.1	4.2	11.4
Repsol YPF, S.A.	13.8	13.0	9.2
Other companies	0.3	13.6	7.8

	31.8	53.8	103.3

Amount credited to labor force restructuring allowance	1.5	16.2	32.4
Cash payments during year
Provided for in the current year	30.3	37.6	70.9
Provided for in prior periods	1.0	23.6	120.1

	31.3	61.2	191.0

Year-end balance in allowance for labor force restructuring	11.9	16.9	65.2

        Since 2000, Repsol YPF has been a party to a labor restructuring agreement with all labor unions representing employees in Spain, which was approved by the Ministry of Labor and which covered all middle management personnel with 55 or more years of age from 2000 to 2002. Approximately 250 employees participated in such agreement and retired from Repsol YPF during the period 2000 - 2002. The extraordinary expense incurred in 2003 related to early retirements entered into on individual bases and not as part of any labor restructuring agreement or related arrangement.

  Provision for write-down of fixed assets

        In 2003, Repsol YPF recorded the reversal of provisions of €275 million previously recorded for impairments of certain fixed assets due to the economic recovery in the value of the assets associated with hydrocarbon reserves against which provisions had been previously taken. In 2002 and 2001, Repsol YPF recorded provisions for write-down of fixed assets, principally related to the impairment of fixed assets associated with hydrocarbon reserves, as a result of comparing the market value of or future cash flows to be derived from proved and unproved oil and gas reserves with the net book values of the assets associated therewith. In 2002, Repsol YPF recorded impairment charges totaling €410 million, of which €206 million related to Mene Grande, an oil field in Venezuela, as a result of the decrease in proved reserves and an increase in the royalties paid on oil and gas produced in Venezuela, and €192 million related to Aguarague, an oil field in Argentina, also due to a decrease in proved reserves. In 2001, Repsol YPF recorded impairment charges totaling €655 million, principally related to oil fields in Argentina due to the pesification of domestic gas selling prices, the oil export tax of 20% and the related reduction of 10% on domestic oil selling prices. See item C.3 in Note 2 to the Consolidated Financial Statements. See Section 3.2.3 "—Factors Affecting Repsol YPF's Consolidated Results of Operations—Critical Accounting Policies" above.

  Provision for tax contingencies

        Repsol YPF's tax affairs are complex and subject in some cases to uncertainties regarding the interpretation or application of the tax law. Accordingly, from time to time the group makes provisions for its best estimate of the probable outcome from the finalization of its tax liabilities. Reductions in the allowance for tax contingencies are separately reported in the Consolidated Financial Statements (Note 14). See "—Reversal of provisions" below for the reductions arising in each of the three years ended December 31, 2003.

  Provision for other contingencies

        This caption includes amounts reflecting Repsol YPF's best estimate of likely losses and covers a range of different matters across the Group. The most significant items in 2003 were the provision related to the valuation of a take or pay commitment (see Section 2.2.1.3." Exploration, Development, Acquisitions and Production—Ecuador") to transport certain quantities of crude oil through an oil pipeline in Ecuador (€162 million), the extraordinary provision related to the modification of certain actuarial variables used to calculate the provision required for pension obligations in respect of employees of Maxus Energy Corporation, an affiliate of YPF (€27 million), the provision related to litigation (€35 million), the plant stoppage provision (€30 million) and the provision related to the key employee loyalty allowance (€28 million).

        The most significant provisions for other contingencies in 2002 were an allowance for environmental contingencies (€22 million); an increase in the allowance for pension plans of Maxus Energy Corporation, a subsidiary of YPF (€41 million); an increase in the allowance for litigation contingencies (€32 million); an allowance to cover the effect of the devaluation of the Argentine peso on certain companies transferred to Repsol YPF by YPF in 2001 during the 12-month period following such transfers (€27 million); and an allowance for extraordinary repairs (€25 million).

        The most significant item in 2001 was a €123 million allowance for contingencies derived from the crisis in Argentina.

  Reversal of provisions

        In 2003, 2002 and 2001, the main item under this heading mainly corresponded to the application of tax provisions as a result of legal decisions in favor of Repsol YPF, which amounted to €15 million, €15 million and €12 million in 2003, 2002 and 2001, respectively.

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

  Gain on disposal of stakes in companies and fixed assets

        The most significant gains during 2003 resulted from the sale of 6.78% of CLH to Oman Oil Company (€71 million). This transaction completed the disposal process established in Royal Decree 6/2000, which prohibited any one shareholder from holding more than a 25% interest in CLH and also prohibited Repsol YPF, Cepsa and BP from collectively holding more than a 45% interest.

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

  Other extraordinary items, net

        This caption generally includes a large number of individually immaterial items. In 2003, the main items corresponded to the non-recurring effect of certain amortizations (€72 million) derived from the partial reversal of the provision for depreciation of certain exploration and production assets during 2003.

        In 2002, the main item corresponded to €90 million of losses related to operations that occurred prior to 2002 and were confirmed after 2001. In 2001, the main item corresponded to €46 million of provisions resulting from the Argentine crisis.

  3.7 Analysis of Movements in Other Provisions

        Note 14 of the Consolidated Financial Statements discloses the movements in Other Provisions. A substantial proportion of these movements reflect Extraordinary Income (Loss) items described above.

        In 2003, the total amount allocated under this caption was €384 million, of which €290 million has been charged to extraordinary income, €12 million to interest income and €82 million to operating income. The most important charges to operating income correspond to allowances for litigation and environmental contingencies (€41 million) and plant stoppages provisions (€18 million). The amounts credited to results correspond to litigation and environmental contingencies and plant stoppages provisions (€75 million).

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

        In 2001, the total amount allocated under this caption was €378 million, of which €159 million has been charged to extraordinary income and €219 million to operating income. The most important charge to operating income corresponds to the situation in Argentina (€181 million). The amounts credited to results correspond to environmental contingencies (€15 million), plant stoppages provisions (€8 million) and various other amounts.

  3.8 Liquidity and Capital Resources

          3.8.1    Financial Condition

        Repsol YPF has a substantial portfolio of liquid financial investments (shown in its balance sheet as temporary cash investments) and other long-term financial investments included as non-current assets. These items, which are readily convertible into cash, and cash are deducted from total debt to arrive at a "net debt" amount.

        The total debt and net debt at December 31, 2003, 2002 and 2001 were as follows:

	December 31,
	2003	2002	2001
	(millions of euros)
Financial condition
Long-term debt	6,454	8,273	13,488
Short-term debt	4,369	3,999	7,563

Total debt	10,823	12,272	21,051

Less:
Cash	(247)	(195)	(278)
Temporary cash investments	(5,031)	(4,270)	(3,909)
Long-term financial investments	(498)	(335)	(309)

Net debt	5,047	7,472	16,555

        Repsol YPF's capitalization and adjusted capitalization at December 31, 2003 and 2002 and 2001 are as follows:

		December 31,
		2003	2002	2001
		(millions of euros, except ratios)
	Short-term debt	4,369	3,999	7,563
	Long-term debt	6,454	8,273	13,488

I	Total Debt	10,823	12,272	21,051

	Minority interests	4,054	4,223	6,591
	Equity	13,632	13,586	14,538
II	Capitalization	28,509	30,081	42,180
III	Less
	Cash and temporary cash investments	(5,278)	(4,465)	(4,187)
	Long-term financial investments	(498)	(335)	(309)
IV	Plus
	Subsidies and deferred revenues	336	262	877
	State financing of investments in exploration	3	3	5
V	Adjusted Capitalization	23,072	25,546	38,566

	Total Debt to Capitalization Ratio (I / II)	38.0%	40.8%	49.9%
	Net Debt to Adjusted Capitalization Ratio (I - III / V)	21.9%	29.2%	42.9%

        During 2002 and 2003, Repsol YPF's net debt-to-adjusted capitalization ratio continued its decline to 29.2% at December 31, 2002, with total outstanding net debt of €7,472 million at that date, and to 21.9% at December 31, 2003, with total outstanding net debt of €5,047 million at that date. From 1999 until December 31, 2003 Repsol YPF has made total divestments of €6,809 million, significantly exceeding the initial plan of selective divestments of €4,500 million.

        Repsol YPF's management believes that "net debt" and "adjusted capitalization" constitute material information to investors because they form an integral part of the Group's internal reporting and planning process as relevant measures of the Group's liquidity and creditworthiness (particularly when combined in the net debt-to-adjusted capitalization ratio). Consistent with this approach, Repsol YPF's 2003 - 2007 Strategic Plan announced in November 2003, sets financial strength targets for the period which are expressed in terms of the net debt-to-adjusted capitalization ratio. This is also consistent with the Group's financial structure and condition for the following reasons:

  •
  Repsol YPF carries on its balance sheet a substantial portfolio of liquid financial investments (shown as temporary cash investments) and other long-term financial investments (included as non-current assets), which are readily convertible into cash. Repsol YPF's management (together with other companies in the industry) believes that, in these circumstances, net debt provides a better basis on which to assess the level of external funding required by the Group to finance its operations.

  •
  The Group's management believes that, considering the Group's specific financial structure, "adjusted capitalization" is the magnitude that more accurately and comprehensively reflects the total amount of financial resources (provided both by external parties and from its shareholders) which are being employed by the Group at any particular point in time to finance its operations.

        Cash flow from operating activities in 2003 was €5,373 million, as compared to €4,470 million in 2002. Cash flow from operating activities in 2003 reflects negative adjustments to net income for gains on asset disposals of €56 million, as compared to negative adjustments to net income for gains on asset disposals of €1,270 million in 2002. Cash flow from operating activities in 2003 includes net income before minority interests and gains on asset disposals of €2,174 million, as compared to €1,016 million in 2002 and depreciation and amortization and non-cash provisions of €2,303 million, as compared to €3,807 million in 2002. Cash flow from operating activities in 2003 increased by €896 million to meet Repsol YPF's working capital requirements, as compared to a reduction of €353 million in 2002.

        Cash flow from investing activities in 2003 reflected a net cash outflow of €3,633 million, as a result of investments in fixed assets and other assets of €3,861 million being offset by proceeds from disposals of €228 million. Cash flow from investing activities in 2002 reflected net cash outflows of €195 million due to the large volume of disposals, which amounted to €2,558 million.

        The remaining free cash flow in 2003 was used to pay €634 million in dividends in 2004 relating to fiscal year 2003, as compared to €476 million in dividends paid in 2002. The balance was used to reduce Repsol YPF's outstanding debt in each year.

        The following table shows the sources of net debt variation for 2003 and 2002.

	2003	2002
	(millions of euros)
Net debt at the beginning of period	(7,472)	(16,555)
Net cash provided by operating activities	4,477	4,823
Divestments	220	2,824
Capital expenses	(3,642)	(2,623)
Dividend paid	(572)	(549)
Change in the consolidation method of Gas Natural and others	(175)	3,112
Variation in commercial working capital and other	842	(585)
Exchange rate translation effect	1,275	2,081

Net debt at the end of period	(5,047)	(7,472)

        On July 17, 2000, Repsol International Finance issued $1.25 billion in aggregate principal amount of 7.45% global notes, due July 15, 2005. Payment of interest and principal on the global notes is guaranteed by Repsol YPF. On May 5, 2000, Repsol International Finance issued €1.0 billion in aggregate principal amount of 6% bonds due 2010, guaranteed by Repsol YPF.

        During 2001, Repsol International Finance issued debt denominated in euros guaranteed by Repsol YPF in the following amounts: on June 21, €325 million in aggregate principal amount of 3.75% guaranteed notes due 2004 and €175 million in aggregate principal amount of 6% guaranteed notes due 2010 and on December 4, €750 million in aggregate principal amount of 5.75% notes due 2006.

        Additionally, during 2001, Repsol International Capital issued preferred shares guaranteed by Repsol YPF in the following amounts: on April 24, €1,000 million and on November 21, €2,000 million.

        On May 28, 2003, Repsol International Finance issued Euribor +100 bp notes due May 28, 2006 in an aggregate amount of €150 million, and on July 22, 2003, it issued 5% guaranteed (by Repsol YPF) notes due 2013 in an aggregate principal amount of €1,000 million.

        The following table sets forth information with regard to our financial debt and preferred shares, detailed by currency, as of December 31, 2003:

	Expected maturity date
At December 31, 2003
	2004	2005	2006	2007	2008	Thereafter	Total
	(millions of euros equivalent)
Financial debt
US$	3,209	1,696	736	274	203	1,212	7,330
Euros	1,051	249	261	442	14	1,294	3,311
Other	110	45	—	—	7	21	182
Preferred shares
US$	—	—	—	—	—	576	576
Euros	—	—	—	—	—	3,000	3,000

            3.8.1.1    Contractual Obligation

        The following table sets forth information with regard to Repsol YPF's contractual obligations for the years indicated below, as of December 31, 2003:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(thousands of euros equivalent)
Contractual obligations
Total financial debt	10,823,000	4,369,000	2,986,000	941,000	2,527,000
Transport—Time charter fees	1,108,869	89,676	161,081	141,559	716,553
Operating leases	623,577	73,644	149,163	108,628	292,142
Purchase obligations(1)	16,817,523	1,412,231	2,322,577	1,855,514	11,227,201
Purchases of services	2,621,165	206,588	381,793	345,565	1,687,219
Investment commitments	571,204	222,955	302,299	44,376	1,574
Purchases of goods(2)	13,625,154	982,688	1,638,485	1,465,573	9,538,408
Petrochemicals	88,051	41,546	43,951	2,554	0
LPG	20,312	9,513	10,799	0	0
Natural gas(3)	13,321,744	916,043	1,551,848	1,434,364	9,419,489
Electricity	116,813	8,426	17,414	17,561	73,412
Nitrogen	8,217	2,206	4,566	1,187	258
Steam	70,017	4,954	9,907	9,907	45,249
Other Long-term liabilities reflected on Repsol YPF's Balance Sheet under Spanish GAAP(4)	6,270,000	5,779,000	254,244	13,844	222,912

Total	35,642,969	11,723,551	5,873,065	3,060,545	14,985,808

(1)
Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using Repsol YPF's best estimates.

(2)
Does not include the Pemex contract, see Section 2.2.2.1.1. "Refining and Marketing—Refining—Installed Capacity, Supply and Production", because it does not qualify as a purchase obligation according to the Final Rule on Disclosure of Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.

(3)
The 25-year supply contract between Gas Natural and Sonatrach (See Section 2.2.4.1 "Natural Gas") included in the table of contractual obligations under the caption "Purchase obligations—Purchases of goods—Natural gas" includes an amount of €2,256 million (equivalent to 966.0 billion cubic feet) in respect of this contract (taking into account that Repsol YPF's ownership interest in Gas Natural as of December 31, 2003, was 27.15%). The economic value of this commitment was calculated based on the company's best estimates of gas prices for the year 2004.

(4)
Does not include long-term provisions on the balance sheet at December 31, 2003, which amounted to €1,454 million.

        The following table sets forth information with regard to Repsol YPF's sales commitments for the years indicated below, as of December 31, 2003:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(thousands of euros equivalent)
Sales Commitments
Crude oil sales	386,193	87,613	155,248	140,983	2,349
Natural gas sales	14,019,072	1,281,741	2,088,030	1,708,311	8,940,990
LPG sales	42,813	12,586	25,275	4,952	—
Oil Transport	145,197	12,325	14,914	14,914	103,044
Other petroleum and petrochemical product sales	1,493,547	501,346	613,863	154,717	223,621
Other revenues	110,396	20,886	42,773	10,757	35,980

Total	16,197,218	1,916,497	2,940,103	2,034,634	9,305,984

        Repsol YPF has additional commitments under derivative contracts and guarantees. For a discussion of these additional commitments see Section 9 "Quantitative and Qualitative Disclosure About Market Risk" and Section 3.8.1.5 "—Guarantees Provided" below.

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

  Forward Oil Sale Agreements

        Since 1996, YPF has entered into three forward oil sale agreements, which we refer to as the FOS transactions in this annual report. These agreements were entered into in order to obtain cash to fund operations in advance of the actual sale and delivery of oil. Under these transactions, YPF was advanced $381 million in 1996, $300 million in 1998 and $383 million in 2001, against future deliveries of oil. YPF's obligations under the FOS transactions are recorded as a liability in the consolidated balance sheet as customer advances and will be reduced and taken to income as the physical deliveries are made over the term of the contracts. As of December 31, 2003, the amount of FOS customer advances recorded on our consolidated balance sheet was €309 million. The obligations to deliver crude oil under the agreements entered into in 1996 have been satisfied in their entirety, with the last delivery having taken place in October 2003. The obligations to deliver crude oil under the 1998 and 2001 agreements will continue through June 2008 and December 2008, respectively.

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

        YPF is exposed to any change in the price of the crude oil it will deliver in the future under the FOS transactions. YPF's exposure derives from various crude oil swap agreements under which YPF pays a fixed price with respect to the nominal amount of the crude oil sold, and receives the variable market price of such crude oil. See Section 9.1.2 "Quantitative and Qualitative Disclosure About Market Risk—Oil Price Exposure—Crude Oil Price Swaps", and Section 5.3 "Major Shareholders and Related Party Transactions—Related Party Transactions." See Note 27 to the Consolidated Financial Statements for a description of the treatment of the FOS transactions under U.S. GAAP.

        The following provides an overview of the outstanding FOS transactions:

	FOS II	FOS III(2)
Date	June 24, 1998	December 31, 2001
Net proceeds(1)	$299,967,289	$382,693,787
SPE	Oil Enterprises Ltd.	Oil International Limited
SPE Debt	$315 million 6.239% notes	$200 million 3.98% notes/ $162.7 million 3.90% notes
Purchaser	Morgan Guaranty Trust	Morgan Stanley Capital Group Limited (UK)
Marketer	YPF	Repsol YPF Trading & Transport, S.A.
Guarantee/hedge	Oil Price Hedge Agreement/Default Insurance	Oil Price Hedge Agreement/Contingent Supply Agreement/Default Insurance
Total crude oil barrels to be delivered over the life of the contract	23,933,985	24,105,532
Average crude oil barrels per month	201,126	287,054
Term of transaction	10 years	7 years

(1)
The total sale amount under each FOS transaction is as follows. FOS II: $310,587,895 and FOS III $400,000,000. The difference between the net proceeds and the sale amount is deposited in a reserve account to cover certain contingencies and, absent an event of default or other events set forth in the transaction documents, will be paid to YPF during the last three months of the term of each transaction.

(2)
The original FOS III debt was refinanced in December 2002 and further refinanced in February 2003.

        Repsol YPF has guaranteed various of YPF's obligations under the FOS III structure through a contingent supply agreement. Under the contingent supply agreement, Repsol YPF may be required to make up for any shortfall in the crude oil deliveries that YPF is required to make under the forward oil sale agreement. Additionally, if certain events of default occur under the contingent supply agreement, including failure to make up for YPF's delivery shortfalls, Repsol YPF may be required to deliver at one time all the crude oil that YPF was to deliver during the life of the forward oil sale agreement. If Repsol YPF is not able to deliver the amount of barrels not delivered by YPF, then Repsol YPF will be required to pay in cash an amount equivalent to the barrels of crude oil not yet delivered. Repsol YPF may also be required to deliver similar amounts of crude oil or pay similar amounts in cash if YPF decides to terminate the forward oil sale agreement and is not able to satisfy the amounts due and unpaid by YPF. The contingent supply agreement includes cross-default provisions that may be triggered if an event of default occurs with respect to the indebtedness of Repsol YPF or certain of its subsidiaries equal to or exceeding $30 million. Under the contingent supply agreement, Repsol YPF has also agreed to indemnify the FOS III special purpose entity for certain taxes it may be required to reimburse to the holders of the notes issued by the special purpose entity and for any make-whole premium it may be required to pay in case of early redemption of those notes. Also in connection with FOS III, Repsol YPF has guaranteed YPF's obligations under the crude oil swap agreement related to FOS III.

        In December 2002, FOS III was refinanced through the issuance of two series of notes by a new special purpose entity. One of the series was guaranteed by default insurance policy issued by a third-party insurer. The proceeds from the insured and the uninsured notes were used to repay the original debt of the FOS III special purpose entity issued in December 2001 and to repurchase its preferred shares. The underlying oil supply contracts were assigned to the new special purpose entity. In February 2003, the new special purpose entity retired and replaced the uninsured notes by issuing a second series of insured notes guaranteed by a different third-party insurer. Repsol YPF has agreed to reimburse each insurer for any payment made under any of the default insurance policies covering the notes and has also guaranteed the special purpose entity's obligations in connection with such insurance policies. Repsol YPF has also provided indemnities and warranties to the underwriter of the notes. Neither Repsol YPF nor any of its affiliates received any proceeds from a third party or recognized any income as a direct result of this refinancing.

        The third-party insurer guaranteeing the series of FOS III insured notes issued in December 2002 is also a reinsurer of the insurance policy issued under FOS II. As part of the refinancing of FOS III, Repsol YPF agreed to reimburse this third-party insurer for any payment made by it as reinsurer in connection with the FOS II default insurance policy.

        YPF's monthly crude oil delivery obligations under the FOS transactions represent 6.87% of its monthly production as of December 31, 2003. Total remaining crude delivery obligations under the FOS transactions represent 20.20% of YPF's 2003 crude oil annual production and 14.27% of Repsol YPF's 2003 crude oil annual production. Total possible contingencies payable in cash by YPF under the FOS transactions have been estimated at approximately $531 million. Under an early termination scenario, if YPF is not able to deliver the required number of barrels from its own production, YPF may be required to purchase oil of similar quality in the open market.

        On March 8, 2004, the Argentine tax authorities formally communicated to YPF their view that the FOS I and FOS II transactions should have been treated as financial transactions carried out in Argentina and, as such, should have been subject to the relevant tax withholdings, which would amount to approximately US$15 million (€12 million) plus interest and fines. On April 22, 2004, YPF presented their defense, rejecting the claim and arguing their position.

  Land Purchase Option

        On November 23, 2001, Repsol YPF entered into an agreement with Tecnicontrol y Gestión Integral, S.L., a wholly-owned investee of Caja de Ahorros y Monte de Piedad de Madrid, pursuant to which it acquired an irrevocable option, with a penalty for non-exercise, to purchase a 7,500 m2land lot acquired by Tecnicontrol from the Real Madrid Football Club. Tecnicontrol's purchase price for this land lot, located in a former sports complex on the Paseo de la Castellana in Madrid, was €188 million. Repsol YPF paid €1.2 million for the irrevocable purchase option, which was originally due by

December 29, 2003, but has been extended until March 30, 2005 at an additional cost of €120,000. The exercise price is the sum of the principal, interest, and related financial and other costs borne by Tecnicontrol y Gestión Integral in connection with the acquisition and subsequent management of this land lot. Repsol YPF estimates the exercise price at December 31, 2003 would have been approximately €200 million. If Repsol YPF does not exercise the purchase option, Repsol YPF will have to pay a penalty based on the difference between the option exercise price and the price at which Tecnicontrol is able to sell the land, provided that the latter amount is lower than the option exercise price. The purpose of these arrangements was to provide Repsol YPF with the flexibility to acquire additional land near its current headquarters in Madrid without incurring the purchase price of such land at the time the agreement was entered into. As of December 31, 2003, the effect of this transaction has been reflected in Repsol YPF's consolidated financial statements.

            3.8.1.3    Covenants in Repsol YPF's Indebtedness

        Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses.

        Issues of unsecured and unsubordinated bonds representing €4,800 million of the total of €6,030 million at December 31, 2003 of marketable securities issued by Repsol International Finance, B.V., guaranteed by Repsol YPF, contain clauses whereby Repsol YPF undertakes to pay interest when due and the liabilities at maturity and, subject to certain exceptions, not to create encumbrances on the assets of Repsol YPF in relation to these issues or to future issues of debt securities. Bond issues representing €1,230 million of the total of €6,030 million at December 31, 2003 of marketable securities issued by Repsol International Finance, B.V., guaranteed by Repsol YPF, contain clauses whereby Repsol YPF undertakes, subject to certain exceptions, not to create liens or security interests on certain assets of Repsol YPF in relation to any indebtedness.

        In the event of a default under any series of our bonds, the trustee, at his sole discretion or at the request of the holders of at least one-fifth or one quarter of the bonds, depending upon the series, can declare the bonds of that series immediately due and payable.

        With respect of bond issues totaling €515 million at December 31, 2003, YPF has agreed to clauses including, among others, to pay all amounts due at maturity and, subject to certain exceptions, not to establish liens or charges on its assets. In the event of a default, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

        Almost all of our total outstanding debt is subject to cross-default provisions. These provisions may be triggered if an event of default occurs with respect to indebtedness equal to or exceeding $20 million or 0.25% of Repsol YPF's shareholders' equity. YPF's debt contains similar cross-default provisions with respect to the payment of principal of or interest on indebtedness equal to or exceeding $20 million.

        As a result of these cross-default provisions, a default on the part of Repsol YPF, YPF or any subsidiary covered by such provisions could result in a substantial portion of our debt being declared in default or accelerated. Neither Repsol YPF's debt nor any of its subsidiaries' debt is in default.

            3.8.1.4    Credit Ratings

        In 2001, Repsol YPF's long-term debt rating was downgraded to "BBB" by Standard & Poor's, "Baa2" by Moody's and "BBB" by Fitch. During 2002, Repsol YPF's short-term debt rating was downgraded by Fitch to "F3". On June 3, 2003, Standard & Poor's raised Repsol YPF's short-term debt rating from "A3" to "A2" and revised Repsol YPF's outlook from "negative" to "stable". Fitch changed its rating outlook for Repsol YPF's to "stable" from "negative" on April 24, 2003 and raised Repsol YPF's long-term debt rating from "BBB" to "BBB+" on November 26, 2003. Moody's outlook for Repsol YPF's debt rating was revised from "negative" to "stable" on October 20, 2003. On June 26,

2003, Fitch raised Repsol YPF?s short-term debt rating to "F2". On January 19, 2004, Standard & Poor's raised Repsol YPF's long-term debt rating to "BBB+" from "BBB", affirmed its "A2" short-term debt rating and maintained its "stable" outlook for us. On June 25, 2004, Moody's outlook for Repsol YPF's debt was raised from "stable" to "positive". A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

        We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt or trigger any other contractual obligation on our part. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing, or obtaining access to new, credit facilities in the future. Should this occur, we would seek alternative sources of funding, including issuing preference shares, issuing bonds under our existing Euro Medium Term Notes Program or otherwise, and issuing programs of pagarés (short-term indebtedness similar to commercial paper) in the Spanish domestic market. In the past, our main sources of liquidity have been our cash flows from operations, bank financing, issuance of commercial paper, debt securities and preferred shares, and the proceeds from our divestment plan. As of December 31, 2003, total available liquidity is approximately €9,026 million, consisting of approximately €3,250 million available in unused credit lines, of which €2,404 million will expire by the end of 2004 and €846 million will expire thereafter, €4,533 million in cash and liquid investments and €1,243 million in other financial investments. As of June 28, 2004, 54% of Repsol YPF's credit lines matured after December 31, 2004.

        Any future downgrades will not preclude us from using any of our existing credit lines.

            3.8.1.5    Guarantees Provided

        As of December 31, 2003, companies of the Repsol YPF group had provided the following guarantees to companies that Repsol YPF does not consolidate under the global integration method or the proportional integration method:

  Guarantees provided

        As of December 31, 2003, companies in the Repsol YPF Group had provided the following guarantees:

  •
  YPF, S.A. provided guarantees for trading agreements entered into by certain subsidiaries amounting to €33 million. Additionally, YPF provided guarantees for the financing activities of Pluspetrol Energy, S.A., Central Dock Sud, S.A., PBB Polisur, S.A. and Mega, for amounts of approximately €52 million, €56 million, €10 million and €10 million, respectively, and for the financing of the expansion of the PBB Polisur plant, for approximately €118 million.

  •
  YPF has pledged all shares of capital stock in Mega and Profertil S.A., and has committed, among other things, to maintain its interests in these companies until December 31, 2004 and December 31, 2010, respectively, as required by the corresponding financing agreements. Furthermore, the Company has signed a guarantee in relation to the financing activities of Mega for an amount of approximately US$13 million.

  •
  YPF may from time make additional purchases of, or effect other transactions relating to, its publicly-traded bonds if in YPF's own judgment the market conditions are attractive.

  •
  Gas Natural provided guarantees to companies in the Repsol YPF Group of €244 million (relating to the proportion attributable to the Group of the amount guaranteed).

  Guarantees received

        As of December 31, 2003, companies in the Repsol YPF Group had requested guarantees amounting to €1,063 million from certain finance entities. They consist mainly of guarantees of compliance with terms and conditions of tenders awarded, guarantees requested by various court and administrative bodies in relation to litigation in progress and claims on which decisions had not yet been handed down, and the trading activities of companies in the Repsol YPF Group.

        The directors of Repsol YPF, S.A. do not expect significant losses to arise from these commitments, in addition to those already recorded.

            3.8.2    Capital Investments and Divestitures

        Capital investments in 2003 totaled €3,861 million. A strong growth in generated cash flow allowed Repsol YPF to finance these investments as well as the dividend payments. The table below sets forth Repsol YPF's capital expenditures and investments by activity for each of the years ended 2003, 2002 and 2001.

	2003		2002		2001
	(millions of euros)%		(millions of euros)%		(millions of euros)%
Capital investments
Exploration and Production	2,168	57	1,081	40	1,951	44
Refining and Marketing	663	17	584	22	877	20
Chemicals	81	2	89	3	218	5
Gas and Electricity	511	13	694	26	1,265	28
Corporate and other	414	11	225	9	145	3

Total	3,837	100%	2,673	100%	4,456	100%

Multi-annual expenditures	24		80		360

Total capital investments	3,861		2,753		4,816

  Exploration and Production investments

        Exploration and Production investments in 2003 were €2,168 million, a 100.6% increase from investments in 2002. The increase in investment mainly reflects the acquisition of additional interests in Trinidad and Tobago (20% of BPRY) and Venezuela (25% of Quiamare La Ceiba). Other investments have been mainly concentrated on exploration and development drilling and secondary recovery projects (Argentina, Trinidad and Tobago and Bolivia) as well as facilities and oil pipelines (the Heavy-Oil Pipeline or OCP in Ecuador).

        Development investments represented 39% of the total Exploration and Production investments made in 2003, allocated to Argentina (64%), Trinidad and Tobago (13%), Bolivia (7%), Ecuador (5%), Libya (3%), Venezuela (3%) and other countries (5%). Development investments are those investments designed to bring discovered reserves into production, as well as necessary facilities for the treatment and withdrawal of production; therefore, these investments generally fall into the category of Exploration and Production investments except for investments relating to the exploration or acquisition of reserves. In general, drilling of wells, construction of facilities and transport systems (oleoducts/gas ducts), engineering, repairs of wells and other investments relating to the development of oil and gas fields.

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

        Development investments represented 85.7% of the total Exploration and Production investments made in 2002, allocated to Argentina (61%), Bolivia (14%), Trinidad and Tobago (6%), Venezuela (6%), Brazil (4%), Ecuador (3%), Libya (1%) and other countries (5%).

  Refining and Marketing investments

        Refining and Marketing investments in 2003 were €663 million, a 13.5% increase compared to 2002. The main investments in 2003 were used to develop large refining projects, such as the mild hydrocracking unit in Puertollano, an FCC feed pretreatment unit in La Coruña, the new visbreaking and vacuum units in La Pampilla and the Refap upgrading project (including new resid FCC, coker and hydrotreatment units). In Marketing, investments were principally made to improve the quality of the service station network, strengthen commercial ties with the service stations and increase the number of service stations directly operated by Repsol YPF.

        Refining and Marketing investments in 2002 were €584 million, a 33.4% decrease compared to 2001, mainly due to a more conservative investment policy, especially in Latin America.

        Marketing investments in 2002 were assigned for the most part to strengthen the commercial linkage with service stations owned by third parties, acquire new service stations, remodel existing ones and to undertake environmental protection and remediation measures.

  Chemicals investments

        Chemicals investments in 2003 were €81 million, a 9.0% decrease compared to 2002. This amount was used to improve operating efficiencies in existing units by improving levels of raw material and energy consumption.

        Chemicals investments in 2002 were €89 million, a 59.0% decrease compared to 2001. The main investment project was to expand the Tarragona cracker. Lower investments in 2002 reflected the completion of the Profertil and Tarragona projects and a conservative investment policy.

  Gas and Electricity investments

        Gas and Electricity investments in 2003 were €511 million, representing a 26.4% reduction in investment compared to 2002. The reduction in investments is mainly due to the change in the consolidation method for Gas Natural and Enagas, which was partially offset by the acquisition of shares of Gas Natural.

  Corporate and other investments

        Repsol YPF made corporate and other investments of €414 million in 2003, of which €200 million corresponded to the estimated value of the irrevocable purchase right held by Repsol YPF, S.A. in respect of Tecnicontrol y Gestión Integral, S.L. regarding a property purchased by Tecnicontrol y Gestión Integral, S.L. for Real Madrid Club de Fútbol, located on Paseo de la Castellana in Madrid.

        Repsol YPF made corporate and other investments of €225 million in 2002, of which €85.3 million corresponded to investments in its Móstoles technology center.

  Capitalization of Multi-annual expenses

        Multi-annual investments in 2003 amounted to €24 million and reflect mainly various investments that were individually immaterial. Multi-annual investments in 2002 reached €80 million and reflect mainly €23 million relating to payments due to Gas Natural in 2005, 2006 and 2007 as consideration for preferential supply rights in Latin America (see Note 8 to the Consolidated Financial Statements). Multi-annual investments in 2001 reached €360 million and reflect for the most part expenses related to the issuing of preferred shares and bonds effected during 2001.

  Future capital expenditures and investments

        Repsol YPF has projected investments for the period 2004-2007 of approximately €15,169 million, broken down by business segments as follows:

2004-2007
(millions of euros)
Future Capital Expenditures
Exploration and Production	8,547
Refining and Marketing	3,969
Chemicals	948
Gas and Electricity	1,181
Corporate assets and other	524

15,169

        Exploration and Production.    The investments in Exploration and Production mainly reflect the development of new reserves in Latin America and North Africa, particularly in Argentina, Venezuela, Bolivia, Trinidad and Tobago and Libya. This category also includes investments in exploration activities, mainly in Trinidad and Tobago, Libya, Argentina, the Gulf of Mexico, Bolivia, Venezuela, Cuba and West Africa. Finally, this category includes investments in the development of LNG projects, among which are a regasification plant in the United States, train 4 of the Atlantic LNG and a liquefaction plant in Latin America.

        Refining and Marketing.    The most important projected investments in Repsol YPF's Refining business will be used to improve the efficiency, safety and conversion capacity of its refineries, and to adapt them to the new European Union fuel specifications to be implemented in 2005 - 2009. As part of Repsol YPF's program to adapt its Spanish refineries to such European Union specifications, Repsol YPF plans to use part of its projected capital expenditures in refining activities to complete, among other projects, a mild hydrocracking unit in Puertollano, an FCC feed pretreatment unit in La Coruña, an isomerization plant in Tarragona and to increase the hydrotreament capacity in Bilbao.

        The most important projected investments in Repsol YPF's Marketing business will be used to continue the investment policy followed in 2003, including developing Repsol YPF's network of service stations, reinforcing the commercial link with the network in Argentina, expanding networks in Brazil, Chile, Peru and Ecuador, and increasing the number of stations directly managed by Repsol YPF in Spain.

        Chemicals.    Projected investments for Chemicals seek to grow Repsol YPF's core chemicals activities, such as basic petrochemicals, polyolefins, propylene oxide and derivatives, and rubbers, in our main strategic markets: Iberian Peninsula, Mediterranean area, Latin America and the rest of Europe. Repsol YPF expects to attain this growth through capacity additions and new plants, as well as through improving existing plants' efficiency.

        Gas and Electricity.    The most important investments in this category are dedicated to the development in Spain of infrastructure for the distribution of natural gas as well as the integration of the gas-electricity channels that include electricity generation plants.

        In Latin America, the projected investments are dedicated to the commercial expansion of the natural gas markets and to electricity generation projects utilizing Repsol YPF's own natural gas reserves.

  Divestitures

        The total amount of proceeds from significant divestitures undertaken by Repsol YPF is presented in the following table:

	2003	2002	2001
	(millions of euros)
Divestitures
Fixed assets	119	77	650
Financial assets	110	2,783	540
Other assets	26	16	47

Total divestitures(1)	255	2,876	1,237

(1)
Year 2001 does not include net gains resulting from the sale of Exploration and Production assets of €201 million. These gains were recorded under operating income for both years.

        The principal divestiture in 2003 corresponded to the sale of 6.78% of CLH (€71 million). The main divestitures of financial assets in 2002 included the sale of 23% of Gas Natural for €2,008 million, 29.7% of CLH for €368 million, and the sales by Gas Natural of 59.1% of Enagas and 13% of Gas Natural México, representing revenues for Repsol YPF of approximately €220 million and €159 million, respectively.

        During 2002, divestitures included the sale of assets in Indonesia for €671 million, the proceeds of which were not included in the table above as they were recorded as short-term financial investments as of December 31, 2001.

        During 2001, divestitures of fixed assets included the sale of assets in Egypt for €432.3 million. Divestitures of financial assets included the sale of Electricidad Argentina, S.A. (EASA) for €218.6 million, Oleoducto Trasandino Chile, S.A. for €37.6 million, Oleoducto Trasandino Argentina, S.A. for €33.1 million, Inversora Distribución de Entre Ríos, S.A. for €23.4 million, Bitech, S.A. for €12.8 million and CLH's participation in Petronor for €52.5 million. Additionally, Repsol YPF divested long-term financial instruments in the amount of €38.6 million.

        These transactions were part of Repsol YPF's financial flexibilization plans which have been undertaken since the acquisition of YPF.

  3.9 Research and Development

        Management of Repsol YPF understands that investment in technology is key to maintaining and improving its competitiveness in the markets in which it operates. Repsol YPF increases its capacity for innovation to keep pace with its business growth, by optimizing and improving the quality and environmental impact of current processes and products, staying alert to the introduction of technologies that can change the competitive landscape, and dedicating resources to proprietary technology that can provide medium- and long-term advantages.

        To meet these objectives, Repsol YPF has a specific Technology Unit with operating centers located in Móstoles (Madrid) with a staff of 350, and in La Plata (Argentina), with a staff of 70, and it maintains a policy of cooperation within its technological environment in order to obtain results in the most cost- and time-efficient manner possible.

        Additionally, there are different units with a small contingent of technological resources which report to the business units and thereby support their day-to-day activities, as well as provide technical assistance to clients. In 2003 these efforts totaled €134 million compared to €131 million in 2002.

  The New Technology Center

        In November 2002 Repsol YPF inaugurated its new Technology Center, which is one of the leading technology complexes in the energy and petrochemical sectors internationally, which reflects Repsol YPF's commitment to technology.

        The new technology complex, located in Móstoles (Madrid), includes all of Repsol YPF's facilities dedicated to R+D+I (research, development, innovation) and technical assistance, which previously had been dispersed throughout Spain. It shares its campus with the Instituto Superior de la Energía ("Graduate School of Energy Studies"), also sponsored by Repsol YPF, which is the first postgraduate training center in the country in the energy sector. During the current school term, the center has more than 100 students in its Master's degree program, half of whom are from Latin American countries, plus several hundred other students enrolled in shorter-term courses. Repsol YPF has invested approximately €200 million in the complex.

          3.9.1    Upstream

        In Exploration and Production, projects are principally oriented toward increasing knowledge on oil and gas reserve evaluation systems, final field recovery (including new unconventional technologies), and the reduction of operating costs.

        There is sustained growth in environmental activities, focused both on minimizing the environmental impact of operations, and on the proactive evaluation of new technologies related to climate change mitigation; in this latter field, Repsol YPF joined an international organization comprising several energy sector companies.

          3.9.2    Downstream

        The analysis of technologies available to establish the most efficient operating design for compliance with the European Directive on fuel specifications is important; the investments necessary to launch such products on the market, prior to the regulatory date, are currently underway.

        Pursuant to its downstream strategy, Repsol YPF has made differentiated products available to the market, such as high-quality gas-oils and gasoline, plant-based biofuels and high-technology gasoline and lubricants for World Championship motorcycles

        Repsol YPF participates in the CUTE project, which is evaluating the use of hydrogen in urban bus fleets equipped with a new generation of fuel cells. The demonstration service station inaugurated in April 2003 is the first one in Europe with natural gas reformate.

        In its commitment to the environment, Repsol YPF has developed and validated the use in different applications of waxes and paraffins that can be obtained from urban plastic residues or agricultural film waste or a process of obtaining a biodegradable lubricant.

        In Petrochemicals, the development of proprietary technology over the last decade has allowed access to markets reserved for just a few companies throughout the world. The processes for the production of propylene oxide and hydrogenated rubber, as well as agricultural plastics technologies, are noteworthy. Research continues today to improve these processes and products, and also on new catalysts for obtaining higher value-added polyolefin specialties; the large-scale viability of an industrial plant for applying one of these catalysts to films has been demonstrated.

        It is important to stress the proprietary technology propylene/styrene oxide industrial plant recently put into service. This industrial complex has operated continuously and has been optimized above its design capacity, and there are plans for increasing its capacity by incorporating new proprietary development improvements.

        In Gas and LPG, the continued improvement of the butane and propane distribution networks and packaging facilities is worth noting, as well as the task of certifying the safety of consumption devices and the search for new applications for these fuels. An entirely new system is under development to detect and locate leaks in underground pipes, as well as new applications for agricultural operations to make them more environmentally-friendly.

        Recently developed logistical optimization systems are being disseminated in all geographic and business locations, beyond the initial plans (discrete networks).

  The Fuel Extraction Project of the Prestige wreck

        In February 2003, the Spanish government appointed Repsol YPF, which, prior to such appointment had no connection with either the vessel or its cargo described below, to design a project to solve the problems originated by the sinking of the Prestige oil tanker in waters off Spain's north-western coast at almost 4,000 meters water depth. Repsol YPF has formed a working team composed of more than 40 experts, supported by all the technology units of Repsol YPF and its Móstoles technology center. In addition, Repsol YPF set up a Technical Committee to evaluate such project with different companies with experience in deep waters such as BP, Eni, Petrobras, Statoil and TotalFinaElf. This Committee has announced a series of recommendations and put forward an action plan, with a timetable and an estimated budget for the operations that would take place during the summer of 2003. On April 24, 2003, the Ministry of Science and Technology, the Sociedad de Salvamento y Seguridad Marítima and Repsol YPF entered into a cooperation agreement to address the project.

        Since the end of June 2003, Repsol YPF initiated the acceptance tests on the upgraded ROVs, all the leaks were sealed, and the geotechnical analyses of the soil upon which the wreck was situated and in the surrounding area and the measurement of the oil level within each tank to verify the residual amount was completed All of these operations, which were completed in the second half of August 2003, were novel and proved successful, setting a new benchmark for intervention operations on deep water wrecks. The testing of the extraction equipment was carried out in several phases and in October 2003, the first 125 tonnes of oil were successfully recovered. Following the conclusion of the test phase, Sonsub has been awarded the contract for the full recovery of the fuel in the summer of 2004.

  3.10 Recent Developments

  Repsol YPF raises its interest in Gas Natural to 30.8%

        On March 25, 2004, Repsol YPF notified the CNMV that it had increased its interest in Gas Natural to 30.8% following the purchase from Bilbao Bizkaia Kutxa of 1.5% of its interest Gas Natural for €138 million.

  Repsol YPF signs an exploration and production contract in Suriname

        In April 2004, Repsol YPF and the state-owned Suriname company, Staatsolie, signed a co-production contract for the exploration and production of oil in Block 30, located 100 km from the Surinamese coast. The contract expires in 30 years, and includes a six-year period for exploration activities. Repsol YPF expects to acquire 1,800 km of Seismic 2D in the third quarter of 2004.

        Block 30 has a surface area of approximately 18,600 km2 and is found in the valley of Guyana-Suriname, producer of oil in the fields of Tambaredjo and Calcutta in the suburbs of Paramaribo.

  Repsol YPF agrees to purchase Royal Dutch/Shell's marketing and logistics assets in Portugal

        On June 24, 2004, Repsol YPF agreed to purchase, subject to customary closing conditions including regulatory clearance, the marketing and logistics assets (excluding the LPG and lubricants business) of the Royal Dutch/Shell group of companies in Portugal. Pursuant to this agreement, Repsol YPF would acquire 303 service stations and would increase annual petroleum product sales by 1.85 million cubic meters.

  Authorized increase in net gas production in Venezuela

        On June 29, 2004, the Venezuelan government authorized an increase in current net gas production at the Quiriquire block of 3.4 million cubic meters per day (22,500 barrels of oil equivalent per day including associated liquids).

        In addition, Repsol YPF announced the start up of its first exploratory well, Sipororo 2X , at the Barrancas block (100% Repsol YPF) and the retrieval of the well, drilled in the past decade by PDVSA, Sipororo 1X. At a second stage the Guaramacal exploratory well will be drilled. If successful, gas production in the Barrancas block is expected to start by the first half of 2005. The gas produced will be piped to a nearby 450-megawatt power plant. The Barrancas block is located in the southwestern Venezuelan states of Barinas, Trujillo and Portuguesa.

4. Directors, Senior Management and Employees

  4.1 Directors and Officers of Repsol YPF

          4.1.1    Board of Directors

        As of June 28, 2004, the members of the Board of Directors of Repsol YPF were as follows:

	Position	Year Appointed	Current Term Expires
Alfonso Cortina de Alcocer(1)	Chairman and Director	1996	2008
Ricardo Fornesa Ribó(1)(5)	Vice-Chairman and Director	2003	2005
Manuel González Cid(1)(2)	Vice-Chairman and Director	2003	2008
Antonio Hernández-Gil Álvarez-Cienfuegos(1)(3)	Vice-Chairman and Director	1997	2005
Ramón Blanco Balín(1)	Director and Consejero Delegado	2003	2007
Gonzalo Anes Álvarez Castrillón(3)	Director	1997	2008
PEMEX Internacional España, S.A.(1)(4)	Director	2004	2006
Juan Molins Amat(1)(3)	Director	1994	2006
Antonio Brufau Niubó(5)	Director	1996	2007
Ignacio Bayón Mariné(3)	Director	1997	2007
Marcelino Oreja Aguirre(3)	Director	2000	2006
Enrique de Aldama y Miñón(1)(3)	Director	1996	2006
Gregorio Villalabeitia Galarraga(2)	Director	2002	2007
Carmelo de las Morenas López(6)	Director	2003	2007
Francisco Carballo Cotanda	Non-Director Secretary	1987	n/a

(1)
Member of the Delegate Committee (Comisión Delegada).

(2)
Appointed for membership by Banco Bilbao Vizcaya Argentaria, S.A.

(3)
Independent outside director as determined in accordance with Board regulations.

(4)
Raúl Muñoz Leos serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol YPF. Spanish law permits limited liability companies to serve as members of the Board of Directors. A company serving in such a capacity must appoint a natural person to represent it at the meetings of the Board.

(5)
Appointed for membership by La Caixa d'Estalvis i Pensions de Barcelona.

(6)
Outside Director. CFO through July 2003. Does not meet the conditions required by Board regulations to be an independent director and is not an Institutional Outside Director as he has not been appointed by one of our institutional shareholders.

        The principal business activities of the Directors of Repsol YPF performed outside Repsol YPF are:

        Alfonso Cortina de Alcocer:    President of the Spanish Energy Club, member of the Executive Committee of the Foundation for Technological Innovation (COTEC); member of the Board of Directors of Mutua Madrileña Automovilista; member of the Board of Directors of Institut Français du Pètrole (IFP); member of the European Round Table of Industrialists (ERT); member of the International Advisory Board of Allianz AG; and member of the Trilateral Commission.

        Ricardo Fornesa Ribó:    President of Caja de Ahorros y Pensiones de Barcelona, Member of Foundation "la Caixa", President of Caixa Holdings, S.A., President of Federación Catalana de Cajas de Ahorro, President of Caifor, S.A., President of Inmobiliaria Colonial, First Vicepresident of Caixabank, France, First Vicepresident of Confederación Española de Cajas de Ahorro (CECA), Executive President of Sociedad de Aguas de Barcelona, S.A. (AGBAR), President of Fundación AGBAR, President of the Universidad Ramón Llull Foundation, Board Member of Asociación Empresarial de la CEOE, Member of Consell Asesor per al Desenvolupament Sostenible, Member of L'Alt Patronat de L'Institut Europeu de la Mediterrania, Member of the Board of Directors of Asamblea General del Capitulo Español del Club de Roma, Member of the Royal Academy of Economic and Finance Sciences and member of Foundation Castellet del Foie and Foundation Carolina.

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

        Ramón Blanco Balín:    Director of Gas Natural, Director of Enagas, Director of NH Hoteles and Director of ERCROS.

        Gonzalo Anes Álvarez-Castrillón:    Director of Cementos Pórtland; Vice President of the Fundación Duques de Soria.

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

        Enrique de Aldama y Miñón:    Vice President of CEOE, Director of Corporación TECNOCOM and President of Build2edifica, S.A.

        Gregorio Villalabeitia Galarraga:    General Director of BBVA, Director of Telefónica, S.A. and Director of Gas Natural, S.D.G., S.A.

        Carmelo de las Morenas López:    Member of the Board of the Britannia Steam Ship Insurance Association Limited, Member of the Standards Advisory Council of the International Accounting Standards Board and Director of Orobaena.

          4.1.2    Delegate Committee ("Comisión Delegada") of the Board of Directors

        The Delegate Committee has been permanently delegated all the powers of the Board of Directors, except those which cannot by law be delegated. The Delegate Committee is responsible for reviewing important corporate and business issues. The Delegate Committee meets on a monthly basis and its minutes are presented to the Board of Directors.

        The Delegate Committee is comprised of the Chairman and a maximum of seven of the directors, consisting of executive directors, institutional outside directors and independent outside directors reflecting the relative weight of each type of director in the composition of the Board of Directors. The appointment of its members requires the vote of two-thirds of the members of the Board of Directors.

        Alfonso Cortina de Alcocer is the president of the Delegate Committee, and its other members are Manuel González Cid, Ricardo Fornesa Ribó, Antonio Hernández-Gil Álvarez-Cienfuegos, Ramón Blanco Balín, Raúl Muñoz Leos, as representative of PEMEX Internacional España, S.A., Juan Molins Amat and Enrique de Aldama y Miñón.

        The Regulations that govern the Delegate Committee are set out in Repsol YPF's by-laws and the Regulations of the Board of Directors.

          4.1.3    The Audit and Control Committee ("Comisión de Auditoría y Control")

        Law 44/2002, of November 22, on the Measures for the Reform of the Financial System, established the obligation on the part of all companies whose shares or other securities traded on the secondary markets to maintain an audit committee, the majority of which must be composed of non-executive directors. This law also requires that the by-laws set forth the composition, powers and regulations on the functioning of the audit committee.

        The Audit and Control Committee of the Board of Directors or Repsol YPF was established on February 27, 1995. The annual general shareholders' meeting held on April 4, 2003 approved the amendment of the by-laws of the Company to include a new article, 36 Bis, relating to this Committee, bringing the Audit and Control Committee into compliance with Law 44/2002.

        The Audit and Control Committee performs the following functions:

  •
  Periodic inspection of the preparation of financial and economic information of Repsol YPF.

  •
  Formulation and submission to the Board of Directors, for its consideration and subsequent submission to the general shareholders' meeting, of a proposal regarding the designation of the external auditors; and the renewal, termination and terms of their appointment; formulation of the scope of their work; monitoring Repsol YPF's relationship with the external auditors; and assuring their independence. In particular, the Audit and Control Committee preapproves the activities, both audit and non-audit, to be carried out by the external auditors.

  •
  Examination of Repsol YPF's compliance with the law and the applicable internal rules.

  •
  Supervision of internal financial control systems and the annual audit.

        The Audit and Control Committee's activities extend to Repsol YPF, all majority-owned subsidiaries of Repsol YPF and all other companies that are members of the Repsol YPF Group.

        The Audit and Control Committee is comprised of a minimum of three directors appointed for a four-year term. As of June 28, 2004, the members of the Audit and Control Committee were Ignacio Bayón Mariné, Antonio Brufau Niubó, Marcelino Oreja Aguirre and Carmelo de las Morenas López. The Board of Directors of Repsol YPF, in its April 28, 2004 meeting, announced that D. Carmelo de las Morenas López met the conditions to be considered an "Audit Committee Financial Expert" according to SEC rules and regulations. Executive directors may not sit on the Audit and Control Committee.

        On March 26, 2003, the Board of Directors approved the Regulations that govern the Audit and Control Committee.

        See "Item 13A. Audit Committee Financial Expert" for certain additional information regarding the Audit and Control Committee.

  Activities of the Audit and Control Committee

        Main activities during 2003.    The main activities of the Audit and Control Committee of the Board in 2003 related to monitoring of the new legislation published in 2002 and 2003 primarily relating to the governance of listed companies.

        In this connection, the main developments were:

  •
  The Sarbanes Oxley Act of July 29, 2002.

  •
  Law 44/2002, of November 22, Reform Measures for the Financial System.

  •
  Law 26/2003, of July 17 amending Law 24/1988 dated July 28 of the Stock Exchange, and the consolidated text of the Corporations Law approved by Royal Legislative Decree 1564/1989 dated December 22, to enhance the transparency of listed corporations.

        In addition, the Committee has also performed its function of reviewing Repsol YPF's economic and financial information as well as its internal controls, supervising Repsol YPF's external auditor and approving the work to be done by Repsol YPF's external auditor and its affiliates in compliance with the pre-approval policies required by the Sarbanes Oxley Act.

  Economic and financial information

        Before submitting it to the Board, the Committee reviews the consolidated financial statements included in the annual and quarterly reports, with the support of the Chief Financial Officer and the external auditor.

        In addition, the Committee has received timely information both from the Corporate Audit Department and from the external auditor on issues relating to the financial statements of Repsol YPF and its subsidiaries arising out of their work.

        Finally, the Committee has received information regarding the effect of the application of the new International Accounting Standards on the financial statements of the Group in connection with its review of as changes in the accounting principles used and the presentation of the financial statements.

  Oversight of the internal control system

        The Committee has monitored the development of the annual corporate audit plan approved at the meeting held on January 29, 2003 as part of its oversight of the internal control system. The projects carried out by the Corporate Audit department are designed to address the most significant risks to the Group, as well as responding to specific requests from Senior Management during the year to review certain issues that are considered risks in the course of the Repsol YPF's activities. At each of its meetings, the Committee is advised of the most important issues arising out of completed projects.

        In addition, during 2003 and in light of the Sarbanes Oxley Act and related regulatory developments, the Repsol YPF Group has undertaken a review of its internal control systems relating to the preparation of for the economic and financial information in order to determine their efficiency and scope. Several departments of the organization have collaborated in this project, including the Corporate Audit Department.

  Relations with the external auditor

        As part of its assigned functions, the Committee approved the fees of the external auditor for 2002 at the meeting held on December 3, 2002 and for 2003 at the meeting held on December 17, 2003.

        In 2003, the Committee was timely informed by the external auditor of all significant issues arising out of its audit of the consolidated financial statements of the Repsol YPF Group. The external auditor attended Committee meetings and reported to its Chairman whenever it deemed such report necessary.

        Finally, in light of the requirements set forth in applicable SEC rules and regulations and the recommendations contained in the Code of Good Corporate Governance in Spain, the Committee has established a pre-approval policy for services to be rendered by the external auditor and its affiliates to Repsol YPF and its subsidiaries. See "Item 13C. Principal Accountant Fees and Services".

        4.1.4    Nomination and Compensation Committee ("Comisión de Nombramientos y Retribuciones")

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

        On March 26, 2003, the Board of Directors approved the Regulations that govern the Nomination and Compensation Committee.

        4.1.5    Strategy, Investment and Competition Committee ("Comisión de Estrategia, Inversiones y Competencia")

        The Strategy, Investment and Competition Committee was created on September 25, 2002 to inform and make proposals to the Board of Directors regarding relevant strategic decisions and investments in and divestments of assets of such value that require action by the Board of Directors. This Committee also oversees and guarantees compliance with antitrust rules and principles and informs the Board of Directors of such rules and principles. The Strategy, Investment and Competition Committee is comprised of a minimum of three directors appointed for a four-year term. The members of the Strategy, Investment and Competition Committee are Enrique de Aldama y Miñón, Juan Molins Amat and Raúl Muñoz Leos on behalf of PEMEX Internacional España, S.A.

        On March 26, 2003, the Board of Directors approved the Regulations that govern the Strategy, Investment and Competition Committee.

        4.1.6    Officers of Repsol YPF

        The Chairman of Repsol YPF, in conjunction with the Executive Committee, manages Repsol YPF, aided by the Management Committee. The Executive Committee was created in 1990 as the main executive body for the day-to-day business of Repsol YPF. It meets every two weeks. As of June 28, 2004, the members of the Executive Committee of Repsol YPF and their respective positions with Repsol YPF were as follows:

Name	Position
Alfonso Cortina de Alcocer	Chairman and Chief Executive Officer
Ramón Blanco Balín	Chief Operating Officer and Consejero Delegado
Miguel Ángel Remón Gil	Executive Vice President Upstream
Alfonso Ballestero Aguilar	Managing Director, RYTTSA
Luis Mañas Antón	Chief Financial Officer
Jorge Segrelles García	Managing Director, Refining and Marketing in Europe
José Manuel Revuelta Lapique	Director Assistant to the Chairman

        The following is a summary of the business experience and areas of expertise of the members of the Executive Committee.

        Alfonso Cortina de Alcocer:    He has been Chairman and CEO of Repsol YPF S.A. since July 1999 (previously to that he was Chairman and CEO of Repsol S.A. since June 1996 and Chairman and CEO of YPF S.A. since July 1999). He graduated in Advanced Industrial Engineering and Economics and began his professional career in 1968 at the Banco de Vizcaya Group. From 1974 he has been Managing Director of Bancaya Inmobiliaria; Managing Director of Hispano Hipotecario, Sociedad de Crédito Hipotecario, S.A. (Hispano Americano Group); Chairman of Sociedad de Tasación, S.A.; Vice-Chairman and Managing Director and Chairman and Managing Director of Portland Valderribas, S.A. He has been a member of the Board of Directors of BBVA, Banco Zaragozano, Banco Central, FCC and Ferrovial.

        Ramón Blanco Balín:    Chief Operating Officer and Consejero Delegado. Before becoming Chief Operating Officer, he was Repsol YPF's Corporate Vice President and, prior to that, he was a member of Repsol YPF's Board of Directors as well as President of the Audit Committee. He was coordinator of the Committee for the integration of Repsol YPF and YPF. In 1982, he won by selection process the position of Financial Inspector of the Government, and later on held different positions in the private sector in the areas of finance and taxes. He is a director of Gas Natural, Enagas, NH Hoteles and ERCROS.

        Miguel Ángel Remón Gil:    Executive Vice President of Upstream of Repsol YPF. In 1999, he was appointed Senior Vice President of Planning, Control and Strategy Development of Repsol YPF. In 1989, he was appointed General Director of Planning and Control at Repsol YPF and since 1997, he has held the position of Manager of the Latin American area. From 1985 to 1999, he was Director of the Exploration and Production and Gas area of the Instituto Nacional de Hidrocarburos. In addition, he is a director of Gas Natural. His entire professional career has been spent in the energy sector.

        Alfonso Ballestero Aguilar:    Managing Director, RYTTSA. In 1999, he was appointed Director General of RYTTSA. He received his degree in Mining Engineer from the Polytechnic University of Madrid. His career began at Hispanoil in 1968, where he worked as an Exploration Engineer until 1975. From 1975 to 1976, he was Director of the Petroleum and Petrochemical Sector at the National Institute of Industry (INI). In 1976, he returned to Hispanoil to assume the position of Director General, a position which he held through 1982. Subsequently, he held several management positions at Astilleros Españoles y Zaonfic, S.A. (Consulting). In July 2003, he was named as a member of Repsol YPF's Executive Committee.

        Luis Mañas Antón:    Chief Financial Officer. He graduated in Economics and Law from the Universidad Autónoma de Madrid. Doctorate (Ph.D.) and received a Masters (M.A.) in Economics from the University of Chicago. He joined Repsol YPF in 1987, and in 1990, was appointed Director of the Chairman's Office. From 1996 to 2000, he served as Deputy Chief Financial Officer. He has taught at the University of Chicago, Universidad Complutense de Madrid and CEMFI.

        Jorge Segrelles García:    Managing Director, Refining and Marketing in Europe. A Law Graduate and State Financial and Tax Inspector with a Master Degree in Law from Harvard University, before joining the oil sector, he held several posts, including Financial Manager at the OECD, and Vice-Secretary General of Tabacalera, S.A. He joined INH in 1985, and since then, has held several top posts. He is currently the Assistant Vice-President of the Group's Downstream activities.

        José Manuel Revuelta Lapique:    Director Assistant to the Chairman. He holds a Doctorate in Economics and Business from Universidad Autónoma de Madrid (1979); Commercial Technician and Economist of the Spanish government (1981) and Professor of Applied Economy (1984). He was General Director of Structure at Grupo Prisa (1991) and has been the Director of the Yearbook "El País" since 1994. In 1996, he joined Repsol YPF as Director Assistant to the Chairman and in 1999, was appointed Corporate Director Assistant to the Chairman.

        Members of the Executive Committee of Repsol YPF do not serve for a predetermined term, but instead are employed for a period which is, in principle, indefinite until retirement, death or voluntary or involuntary termination.

        The Management Committee provides management of the corporate operations of Repsol YPF. As of June 28, 2004, the members of the Management Committee of Repsol YPF and their respective positions with Repsol YPF were as follows:

Name	Position
Alfonso Cortina de Alcocer	Chairman and Chief Executive Officer
Ramón Blanco Balín	Chief Operating Officer and Consejero Delegado
Miguel Ángel Remón Gil	Executive Vice President Upstream
José Manuel Revuelta Lapique	Director Assistant to the Chairman
Fernando Cid García	Director of Real Estate Activities and General Services
Jesus Fernández de la Vega Sanz	Director of Human Resources
Antonio Gomis Sáez	Director of External Relations
Alfonso Ballestero Aguilar	Managing Director, RYTTSA
Nemesio Fernández-Cuesta	Director of Shared Services
Pedro Fernández Frial	Director of Planning and Control
Manuel Guerrero Pemán	Director of LPG
Juan Pedro Maza Sabalete	Director of Chemicals
Luis Mañas Antón	Chief Financial Officer
Pascual Olmos Navarro	Director of Refining and Marketing in Latin America
Jorge Segrelles García	Director of Refining and Marketing in Europe
Rafael Piqueras Bautista	Director of Legal Affairs

        The following is a summary of the business experience and areas of expertise of the members of the Management Committee who are not members of the Executive Committee.

        Fernando Cid García:    Director of Real Estate Activities and General Services. Industrial Engineer. He joined Repsol YPF in September of 1999. Before joining Repsol YPF, he held different managerial positions at construction and real estate companies.

        Jesús Fernández de la Vega Sanz:    Director of Human Resources. He holds graduate degree in Law from the Complutense University of Madrid, and in Comparative Law from the University of Strasbourg (France). In 1987, he started his career in the human resources area as General Director of Human Resources of Repsol YPF. He was also General Director of employment for the Ministry of Labor.

        Antonio Gomis Sáez:    Director of External Relations. Graduated in Chemical Sciences. In 1974, he began his professional career in the refinery of EMP (today Repsol Petróleo) in Puertollano, Ciudad Real. In 1981, he was appointed Manager of the International Energy Agency (OECD) in Paris. In 1984, he joined the Ministry of Industry and Energy as Adviser to the General Secretary of Energy and Mineral Resources. He rejoined the National Institute of Hydrocarbons in 1986, where he was Area Director of International and Institutional Relations in Repsol YPF. In 1997, he was appointed General Director of Energy of the Ministry of Industry and Energy where he remained until May 2000.

        Nemesio Fernández-Cuesta.    Director of Shared Services. Corporate Director of Shared Services. Licentiate in Economic and Business Sciences from the Autonomous University of Madrid, he joined the National Hydrocarbons Institute (INH) in 1987 as head of the project to create the Repsol image. In 1989, he was named Director General of Marketing of Repsol Petróleo. In May 1991, he was charged with merging the sales and marketing departments of Repsol Petróleo, CAMPSA and Petronor, for which he was named Director General of Sales and Marketing of Repsol, S.A. This merger involved the creation of Repsol Comercial de Productos Petrolíferos, where he was named Executive Vice President. Between 1996 and 1998, his professional career took him to the Ministry of Industry and Energy; and from 1998 to 2003, he was at Prensa Española, holding the positions of

Chairman of Prensa Española S.A., Vice President of Grupo Correo Prensa Española, and Chairman of ABC, S.L.

        Pedro Fernández Frial:    Director of Planning and Control. He has held the position of Corporate Director of Planning and Control since 2003. In 2002, he was named Managing Director of Chemicals; and from 1994 through 2002 he held the position of Director of Planning, Control and Development at Repsol Química, S.A. His professional career in the Group began in 1980, when he joined Repsol Petróleo, S.A. as a Process Engineer. Subsequently, he held several technical positions before reaching the position of Head of Process Engineering. In 1992, he joined Repsol, S.A. as Director of Business Planning, with responsibility for business planning in Repsol YPF's gas businesses. He is an Industrial Engineer and PDD from IESE.

        Manuel Guerrero Pemán:    Director of LPG. He has been Managing Director of LPG since July 2003. A Licentiate in Law, Manuel Guerrero Pemán was well-versed in the international hydrocarbons sector prior to 1987, when he assumed the presidency of Repsol Distribución; he held the position for 5 years, until 1993, when he was named Executive President of Repsol Portugal. In 1998, he returned to Spain, after having been named Managing Director of Repsol Gas, thereby beginning his career in the LPG area.

        Juan Pedro Maza Sabalete:    Managing Director of Chemicals. Director General of Chemicals. Industrial Engineer. A large part of his professional career has been in the Refinery area, holding management positions in four of the five Spanish Refineries. In 1999, he began a new professional phase in Argentina, where he was named Managing Director of Refining & Marketing Latin America. In 2002, he returned to Spain as Managing Director of R&M Europe, a position held until 2003.

        Pascual Olmos Navarro:    Managing Director of Refining and Marketing Latin America since July 2002. Licentiate in Economic and Business Sciences and also an MBA and PADE from IESE. From 1976 through 1993, he held several positions in the Ford Group. In 1994, he joined the Group as Chairman of Repsol Distribución and Director of the Lubricants Division at Repsol Comercial de Productos Petrolíferos. Here he was named Managing Director of Sales, a position he held until 1999, when he was named Director of Downstream Sales. In August 2000, he was named Assistant Managing Director of the R&M Latin America Division, a position he held until 2002. Since then, he has held the position of Managing Director of Refining and Marketing in Latin America. He has been a member of the Management Committee of Repsol YPF since July 2003.

        Rafael Piqueras Bautista:    Corporate Director of Legal Affairs. In 1990, he joined the National Hydrocarbons Institute (INH) as Legal Director. Four years later, he became Director of the Legal Affairs Department of Repsol, S.A.. At the end of 1999, he was named Director of Legal Affairs for Gas and Electricity, Institutional and Real Estate Affairs as part of the Corporate Legal Department. He has held his current position since 2000.

        4.1.7    Disclosure Committee ("Comité Interno de Transparencia")

        In November 2002, Repsol YPF created a Disclosure Committee to perform, among other, the following functions:

  •
  To monitor the overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance.

  •
  To direct and coordinate the establishment and maintenance of:

  •
  Procedures for the preparation of accounting and financial information to be approved and filed by Repsol YPF or which is generally released to the markets;

    •
    Internal control systems that are adequate and efficient to ensure that Repsol YPF's financial statements included in annual and quarterly reports, as well as any accounting and financial information to be approved and filed by Repsol YPF, are accurate, reliable and clear;

    •
    Processes to identify risks to Repsol YPF's businesses and activities that are significant and which may affect the accounting and financial information to be approved and filed.

  •
  To assume the functions that the laws of the United States and the SEC regulations applicable to Repsol YPF may attribute to a Disclosure Committee or Internal Committee of a similar nature, and especially those relating to the SEC regulations dated August 29, 2002 ("Certification of Disclosure in Companies' Quarterly and Annual Reports"—SEC Release number 33-8124), in relation to the support for the certifications by Repsol YPF's Chief Executive Officer and Chief Financial Officer as to the existence and maintenance by Repsol YPF of adequate procedures and controls for the generation of the information to be included in the annual report on Form 20-F, and other information of a financial nature.

  •
  To take on similar functions to those stipulated in the SEC regulations for a Disclosure Committee with regard to the existence and maintenance by Repsol YPF of adequate procedures and controls regarding the preparation and content of the information to be included in the annual financial statements (to be formulated by the directors in compliance with Spanish Company Law), and any accounting or financial information to be filed with the Spanish stock market authorities (the Comisión Nacional del Mercado de Valores), the Argentine stock market authorities (the Comisión Nacional de Valores de Argentina) and other regulators of the stock markets on which Repsol YPF's stock is traded.

  •
  To review and supervise Repsol YPF's procedures for the preparation and presentation of the following information:

  •
  Official notices to the Spanish stock market authorities, the SEC, the Argentine stock market authorities and other regulators of the stock markets on which Repsol YPF's stock is traded;

  •
  Interim financial reports;

  •
  Press releases containing financial data on results, earnings, large acquisitions, divestments or any other information relevant to the shareholders;

  •
  General communications to the shareholders;

  •
  Presentations to analysts, investors, rating agencies and lending institutions;

  •
  To formulate proposals for a "Code of Ethics" and an "Internal code of conduct on the stock markets" that follows applicable rules and regulations or any other standards deemed appropriate.

  •
  To supervise any such Committee of a similar nature that YPF may set up as a company listed on a U.S. stock market.

        The Disclosure Committee is composed of Luis Mañas Antón, Ramón Blanco Balín, Miguel Angel Remón Gil, Jorge Segrelles García, Alfonso Ballestero Aguilar, Jesús Fernández de la Vega, Antonio Gomis Sáez, Rafael Piqueras Bautista, Isidoro Mansilla Barreiro and Ángel Ramos Sánchez.

        The Disclosure Committee is supervised by the Audit and Control Committee, the Chairman of the Board of Directors and the Chief Financial Officer, who sits as President of the Disclosure Committee.

  Compliance with NYSE Listing Standards on Corporate Governance

        On November 4, 2003, the SEC approved new rules proposed by the New York Stock Exchange (NYSE) intended to strengthen corporate governance standards for listed companies. NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements. The NYSE rules, however, require that non-U.S. companies disclose any significant ways in which their corporate governance practices differ from U.S. companies under the NYSE listing standards. In compliance therewith, the following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards.

  Independence of the Directors on the Board of Directors

        In accordance with the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not regulate the types of directors nor, for that matter, the indispensable requirements to determine their independence. However, the Regulation of the Board of Directors of Repsol YPF, following international market practice and the principles and recommendations of the "Olivencia Report" and the "Aldama Report", establishes, at least, three classes of directors: executive directors, directors appointed by an individual shareholder based on the extent of his/her shareholding (dominical directors), and independent directors. The following persons may not be nominated or designated as independent outside Directors:

  •
  Persons who have or have had in the last two years any significant employment or commercial, or contractual relationship, whether direct or indirect, with Repsol YPF, its officers, the executive directors, the dominical directors, or Group companies whose equity interests they represent, lending institutions which provide significant amounts of financing to Repsol YPF, or organizations that receive significant subsidies from Repsol YPF.

  •
  Persons who are directors of another publicly traded company which has dominical directors on Repsol YPF's Board.

  •
  Persons who are close relatives by blood or marriage of any of the executive or dominical directors or of any members of Repsol YPF's Senior Management.

        If any such prior relationship exists, it may be evaluated and dispensed with by the Board, following examination of the Nomination and Compensation Committee's report; said decision shall be reflected in the Annual Report.

  Independence of the Directors on the Audit Committee

        In accordance with the NYSE corporate governance rules, a majority of the Audit Committee must be composed of independent directors and by July 31, 2005, all members of the Audit Committee must be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE. The Audit and Control Committee of the Board of Directors of Repsol YPF is composed of two independent directors (so and as they are defined in the Regulation of the Board of Directors), one director appointed by a shareholder and one Consejero Externo, Mr. Carmelo de la Morenas López, who, because he was Chief Financial Officer of Repsol YPF through July 2003, does not meet the required conditions of the Regulation of the Board of Directors to be considered an Independent Director. The Spanish norm (Law 44/2002, of 22 of November) establishes that the composition of the Audit and Control Committee must be a majority of non-executive directors. Nevertheless and, in accordance with the Regulation of the Audit and Control Committee, executive directors, as defined in the Regulation of the Board of Directors, may not be members of this committee. See 4.1.3 Section

"Directors, Senior Management and Employees—Directors and Officers of Repsol YPF—The Audit and Committee Control".

  Compensation and Nomination Committees

        In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Spanish law, these committees are not required, though there is a non-binding recommendation for listed companies in Spain to have these committees and for them to be composed of a majority of non-executive directors. Repsol YPF satisfies this non-binding recommendation, in as much as it has a Nominations and Compensation Committee and, according to the Regulation governing such Committee, is comprised of non-executive directors. See Section 4.1.4. "Directors, Senior Management and Employees—Directors and Officers of Repsol YPF—Nomination and Compensation Committee".

  Separate Meetings for Independent Directors

        In accordance with NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this practice is not contemplated and as such, the independent directors on the Board of Directors of Repsol YPF do not meet outside of the presence of the executive directors or shareholder-appointed directors.

  4.2 Compensation of Directors and Officers

Compensation of the Board of Directors

  Compensation for membership on the Board of Directors

        Pursuant to Repsol YPF's by-laws, an amount equivalent to 1.5% of Repsol YPF's annual net income may be allocated to compensation of members of the Board of Directors. This amount may be allocated only after legal reserves, a minimum dividend of 4% and other required amounts have been paid.

        The amount of compensation accrued in 2003 and 2002 by members of the Board of Directors by reason of their membership thereof amounted to €3.28 million and €2.70 million, respectively. The following table provides details on accrued compensation in 2003 in euro:

	Compensation for Membership on the Board of Directors
	Board of Directors	Management Committee	Audit and Control Committee	Nominating and Compensation Committee	Strategy, Investment and Competition Committee	Total
	(euro)
Alfonso Cortina de Alcocer	140,272	140,272				280,543
Enrique de Aldama y Miñón	140,272	140,272			35,068	315,611
Gonzalo Anes Alvarez Castrillón	140,272			35,068		175,340
Ignacio Bayón Mariné	140,272		35,068			175,340
Antonio Brufau Niubó	140,272		35,068			175,340
Antonio Hernández-Gil Alvarez-Cienfuegos	140,272	140,272		35,068		315,611
Juan Molins Amat	140,272	140,272			35,068	315,611
PEMEX Internacional España, S.A.	140,272	140,272			35,068	315,611
Marcelino Oreja Aguirre	140,272		35,068			175,340
Gregorio Villalabeitia Galarraga	140,272			35,068		175,340
Manuel González Cid(1)	105,204	105,204				210,408
Ramón Blanco Balín(1)	105,204	105,204				210,408
Carmelo de las Morenas(2)	58,447		2,922			61,369
Ricardo Fornesa(3)	23,379	23,379				46,757
Jose Vilarasau Salat(4)	116,893	116,893				233,786
José Ignacio Goirigolzarri Tellaeche(5)	46,757	46,757				93,514

(1)
Appointed April 2003.

(2)
Appointed July 2003.

(3)
Appointed October 2003.

(4)
Resigned October 2003.

(5)
Resigned April 2003.

        In addition:

  •
  The members of the Board of Directors of Repsol YPF do not have any loans or advances from any Group, multigroup or affiliated company.

  •
  No Group, multigroup or affiliated company has contracted obligations regarding pensions or life insurance for any former or current members of the Repsol YPF's Board of Directors, except for those members who are also executive officers, to whom it has the same obligations as are contracted for other executive officers.

  Compensation for Management Functions

        The amount of wages and salaries, for all items, accruing in fiscal years 2003 and 2002, by those members of the Board of Directors who during those fiscal years had an employment relationship or had executive responsibilities in the Group, amounted to €4.2 million and €2.27 million, respectively.

        Furthermore, in 2003, the 2001-2005 and 2002-2006 Incentives, which began in fiscal years 2001 and 2002, respectively, were paid in advance through a one-time payment unrelated to the stock price of Repsol YPF, S.A. The aggregate amount paid for both plans was €1.2 million for members of the Board of Directors who are executive officers, an amount which was recorded as "extraordinary expenses" on the profit and loss statement.

        Additionally, members of the Board of Directors who perform executive functions are included in the 2003-2006 Incentive Plan. During fiscal year 2003, no compensation was paid with respect to this Plan given that this incentive consists of an additional amount of variable compensation to be received in 2007, and whose receipt is related to: (i) remaining a manager of the Group through that date; and (ii) achievement of a series of objectives connected to those included in the Group's 2003 - 2007 Strategic Plan.

  For Being Members of the Board of Directors of Affiliated Companies

        The amount of compensation accrued in fiscal year 2003 and 2002 by members of the Board of Directors of Repsol YPF, S.A., for their membership in the administrative bodies of other Group, multi-group or affiliated companies, amounted to €1.01 million and €0.50 million respectively.

  From Civil Liability Insurance Premiums

        The members of the Board of Directors are covered by the same civil liability policy that insures all managers and management personnel of the Repsol YPF Group.

Compensation of Management Personnel

  Wages and Salaries

        Senior Management receives fixed and variable compensation, the latter being calculated as a specific percentage of fixed compensation, a function of the degree to which certain objectives are met.

  Incentives

        There are several loyalty programs aimed at the Group's managers whose purpose is to strengthen managers' ties to the interests of the stockholders and to retain the most talented managers in an ever more competitive labor environment. See Section 4.4.1 "—Employees—Medium and Long-term Incentives".

  •
  2000-2004 Incentive Plan. During fiscal year 2003, no amount of any type was paid under this Plan. In fiscal year 2003, the balance under the provision for this Plan at December 31, 2002, fell by €0.2 million.

  •
  2001-2005 and 2002-2006 Incentive Plans. These Plans were paid in advance in 2003 and the recipients are no longer participants in such plans. The amount paid for both Plans was €4.1 million, which was recorded in the "extraordinary expenses" line on the profit and loss statement.

  •
  2003-2006 Incentive Plan. During fiscal year 2003, no amount of any type was paid under this Plan, because this incentive is an additional amount of variable compensation to be received in 2007 related to: (i) maintenance of a manager's position in the Group; and (ii) achievement of a series of objectives set forth in the Group's 2003-2007 Strategic Plan. In fiscal year 2003, a provision of €1.3 million was set aside for this Plan for management personnel, including those who are members of the Board of Directors with executive responsibilities.

  Loyalty Premium

        The Group also has a deferred compensation plan for its management personnel whose purpose is to compensate management for remaining in the Repsol YPF Group. For each employee included in the Plan, the Group provides a specific percentage of their fixed compensation. The premium is paid only if the employee remains a management employee for at least 30 years, retires, is unduly dismissed, or leaves the company at the company's request without cause for dismissal. The amount contributed for this item for senior management during fiscal year 2003 amounted to €0.7 million.

  Pension Fund and Insurance Premiums

        The amount of contributions made by the Group in 2003 with respect to the mixed defined contribution plans adapted to the Pension Plans and Funds Act maintained in respect of management personnel, together with the amount of premiums paid for life and accident insurance, amounted to €0.4 million.

        Senior management personnel are covered by the same civil liability policy that insures all managers and directors of the Repsol YPF Group.

        Remuneration paid during 2003 and 2002 to the members of the Executive Committee (excluding persons who also sit on the Board of Directors) during such years was the following:

	2003(2)	2002(1)
	(thousands of euro)
Salaries	2,439	2,229
Allowances(3)	432	657
Variable remuneration(4)	3,613	800
Remuneration in kind	272	329

Total	6,756	4,015

(1)
Includes remuneration paid to the former Executive Vice Presidents of Chemicals and Gas and Electricity until they ceased being members of the Executive Committee in May 2002.

(2)
Includes the amounts received by the Executive Vice President Downstream and the former Chief Financial Officer, until their departures in September and August 2003, respectively.

(3)
Corresponds to the remuneration of members of the Executive Committee for belonging to the Boards of Directors of companies in the Repsol YPF Group.

(4)
Includes, in 2003, the amounts corresponding to the advance payment of the 2001 Incentive Plan and the 2002 Incentive Plan.

        At December 31, 2003, the members of the Executive Committee (including persons who also sit on the Board of Directors) who were granted rights under the 2000 medium and long-term incentive program (approved by the ordinary general shareholders meeting held on March 28, 2001) held rights over a total of 273,000 "theoretical shares" of Repsol YPF. See Section 4.4.1 "—Employees—Medium and Long-term Incentives—2000 Incentive Plan".

        Remuneration paid during 2003 and 2002 to the members of the Management Committee during such years (excluding persons who also serve on the Executive Committee and whose compensation is set forth in the preceding table) was the following:

	2003	2002(1)
	(thousands of euro)
Salaries	2,534	2,556
Variable remuneration(2)	3,421	700
Remuneration in kind	264	225

Total	6,219	3,481

(1)
Includes remuneration paid to the former directors of E-Business and Institutional and Corporate Affairs until they ceased being members of the Management Committee in April 2002.

(2)
Includes, in 2003, the amounts corresponding to the advance payment of the 2001 Incentive Plan and the 2002 Incentive Plan.

  4.3 Share Ownership of Directors and Officers

        The total number of shares owned by the members of the Board of Directors as of March 31, 2004 was 513,371, which represents 0.042% of the capital stock of Repsol YPF.

						Number of shares owned by nominating shareholder
		Number of shares indirectly held
	Number of shares owned		Total shares	% total shares outstanding	Nominating shareholder
						No.(1)%
Alfonso Cortina de Alcocer	424,000	—	424,000	0.0347	—	—	—
Ramón Blanco Balín	20,739	2,116	22,855	0.0019	—	—	—
Manuel González Cid	10	—	10	0.0000	BBVA	—	—
Gregorio Villalabeitia Galarraga	10	—	10	0.0000	BBVA	77,308,682	6.33
Gonzalo Anes Alvarez Castrillón	2,000	—	2,000	0.0002	—	—	—
PEMEX Internacional España, S.A.(2)	1	—	1	0.0000	PEMEX	58,679,800	4.81
Juan Molins Amat	8,044	—	8,044	0.0007	—	—	—
Antonio Brufau Niubó	3,950	—	3,950	0.0003	La Caixa	—	—
Ricardo Fornesa Ribó	100	—	100	0.0000	La Caixa	111,106,507	9.10	(3)
Ignacio Bayón Mariné	7,050	—	7,050	0.0006	—	—	—
Antonio Hernández-Gil Álvarez-Cienfuegos	—	—	—	—	—	—	—
Marcelino Oreja Aguirre	5,436	—	5,436	0.0004	—	—	—
Carmelo de las Morenas López	7,376	—	7,376	0.0006	—	—	—
Enrique de Aldama y Miñón	22,431	10,108	32,539	0.0027	—	—	—

(1)
According to the latest information available to Repsol YPF.

(2)
The beneficial owner of these shares is Petróleos Mexicanos, sole shareholder of PEMEX Internacional España, S.A.

(3)
In addition, La Caixa has a 67.6% interest in Repinves, which holds a 5.02% interest in Repsol YPF.

        The members of the Management Committee of Repsol YPF together own less than 1% of the outstanding shares of Repsol YPF. As of the latest practicable date, the total amount of voting securities owned by the directors and officers (including their immediate families) of Repsol YPF as a group was 553,620 ordinary shares, or 0.045% of the total number of ordinary shares of Repsol YPF issued and outstanding.

  4.4 Employees

        As of December 31, 2003, Repsol YPF had 31,121 employees. The figures in the tables below include the employees of Gas Natural according to the applicable percentage of consolidation as at December 31 of each year (100% in 2001, 24.0% in 2002 and 27.1% in 2003). The figures for average number of employees in the tables below are consistent with the consolidation criteria applied, consolidating the percentage participation held by Repsol YPF in each of the months of each of the years.

        The following tables provide a breakdown of Repsol YPF's employees by business segment as well as by geographic area, as of December 31, 2003, 2002 and 2001.

	2003	2002	2001
Employees by business segment
Exploration and Production	2,328	2,160	3,118
Refining and Marketing	20,529	20,391	20,838
Chemicals	2,541	2,494	2,602
Gas and Electricity	3,283	1,508	6,849
Other	2,440	3,557	2,045

Total	31,121	30,110	35,452

	2003	2002	2001
Employees by geographic area
Spain	16,197	16,038	18,997
Rest of Europe	465	472	423
Latin America	14,164	13,350	14,796
North Africa and Middle East	142	96	173
Far East	12	5	918
Rest of the World	141	149	145

Total	31,121	30,110	35,452

        The average payroll of Repsol YPF, by professional categories, for the last three years, is as follows:

	2003	2002	2001
Employees by professional categories(1)
Officers	278	317	391
Middle Management	1,720	3,071	3,000
Technicians	11,087	10,387	12,930
Administrators	2,461	2,669	4,478
Operations staff	15,098	16,158	16,711

Total	30,644	32,602	37,510

(1)
As a result of the establishment of a unified system of professional classification for the Group, in 2003, there were transfers of employees to different categories.

        The following table provides a breakdown of the average permanent and temporary employees of Repsol YPF for the last three years:

	2003	2002	2001
Permanent and temporary employees
Permanent	26,948	29,933	34,577
Temporary	3,696	2,669	2,933

Total	30,644	32,602	37,510

        On December 31, 2001, the Second Master Agreement, with the most important unions representing Repsol YPF employees in Spain, expired. On April 11, 2002, negotiations for a new Master Agreement were suspended until the last quarter of 2002. In September 2002, negotiations were resumed and an agreement was reached to peg salaries to the wholesale price index. In February 2003, the Third Master Agreement was agreed for a term expiring in December 31, 2005. The Third Master Agreement covers approximately 12,900 employees in Spain.

        It is important to note that the new master agreement does not yet contemplate the existence of labor regulations regarding retirements. Nevertheless, maintaining Repsol YPF's promise of stable employment, in the process of adapting the workforce, we have introduced a formula for partial retirement to which employees of 60 or more years of age may submit voluntarily. This figure allows the partial substitution, with young workers, for those who select this plan.

        Repsol YPF negotiates collective labor agreements for each of its operating subsidiaries. Under the Third Master Agreement, and effective for the same time period (throughout 2003) the collective bargaining agreements for the principal companies within the Repsol YPF Group in Spain were negotiated.

        The principal unions in Spain are U.G.T. (Unión General de Trabajadores) and CC.OO. (Comisiones Obreras). Other unions with a significant representation in Spain are: C.T.I. (Confederación de Trabajadores Independientes), T.U. (Trabajadores por la Unidad), ELA-STV (Eusko Langileen Alkartasuna-Solidaridad de Trabajadores Vascos), SITRE (Sindicato Independiente de Trabajadores de Repsol Exploración), C.I.G. (Confederación Intersindical Galega) and SIR-YPF (Sindicato Independiente Repsol YPF).

        In Argentina, YPF has three collective bargaining agreements, signed in October 2001 and July 2003, covering 3,326 employees active in refining, production, service stations and LPG. With regard to refining, production and service stations, the collective bargaining agreement, which only applies to YPF, was successfully negotiated and executed in October 2001, with a term expiring on December 31, 2004. The collective bargaining agreement covering LPG employees is binding on the various LPG companies and is negotiated by a commercial chamber representing all the incumbent companies with the participation of Repsol YPF Gas. The collective bargaining agreement was adopted in July 2003 with a term expiring on June 2006. Repsol YPF believes that this agreement is characterized by its focus on cost control. With these agreements, Repsol YPF has achieved the objective of consolidating its labor relations.

        YPF employees are primarily represented by the SUPEH (Federación de Sindicatos Unidos Petroleros e Hidrocarburíferos). Repsol YPF Gas' employees are primarily represented by the FASP and G.P. (Federación Argentina Sindical del Petróleo y Gas Privados).

        In 2002, the government of Argentina enacted labor regulations pursuant to which employees terminated without cause within the first 180 days of 2002 would be entitled to twice the indemnification they would normally be entitled to by law. The application of these regulations, which aimed to prevent further increases in unemployment, has been extended indefinitely.

        Repsol YPF's labor-related costs for the past three years have been as follows:

	2003	2002	2001
	(millions of euro)
Labor-related costs
Salaries	830	869	1,328
Benefits	281	292	404

Total	1,111	1,161	1,732

Average cost per employee (euro)	36,279	35,584	46,173

        Extraordinary expenses in connection with labor force restructuring were €32 million in 2003, €54 million in 2002 and €103 million in 2001. For a detailed discussion of Repsol YPF's extraordinary expense related to labor force restructurings, see Section 3.6 "Operating and Financial Review and Prospects—Extraordinary Income (Loss)—Labor force restructuring." Repsol YPF recorded labor force restructuring provisions of €12 million, €17 million and €65 million and in 2003, 2002 and 2001, respectively.

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

        YPF also has a defined contribution pension plan for employees of its main subsidiaries (YPF, OPESSA, Repsol YPF Gas) under which YPF makes contributions substantially equivalent to employees' contributions up to a defined limit. Due to the economic impact on pension funds managed by insurance companies, provoked by the economic crisis in Argentina, YPF suspended its contributions to such companies, although it continued to make retention payments to employees, making opportunistic contributions and depositing funds in accounts held by the Company. YPF has, following the dismissal of the previous plan administrator, set up a trust for contributions made by the Company and a common investment fund for contributions made by employees. This common investment fund has been registered with the Argentine national securities commission.

        In 2003 and 2002, the total annual cost to Repsol YPF of maintaining these plans were €24 million and €25 million, respectively.

        Maxus Energy Corporation (a YPF subsidiary) has a number of trustee noncontributory pension plans covering substantially all full-time employees. The benefits provided by these plans are based on the number of years of employment and the compensation earned during those years. This company has other noncontributory pension plans for executive officers, select key employees and former employees of the Maxus Group. The basis of calculation of the contributions are at a discount rate of 6.25%, weighted rate of a return of assets of 9%, weighted for rate of increase of compensations, between 4.5 and 5.5% and the Table of Mortality UP-94. Maxus also grants benefits for health care, life insurance and other social benefits to some of its employees who retire early. The amounts payable accrue over the employee's years of service. In relation to these programs, in 2003 and 2002, an extraordinary expense of €27 million and €41 million, respectively, was recorded to cover the shortfall between the existing provision and the guaranteed benefits.

          4.4.1    Medium and Long-term Incentives

        Since 2000, the Recruiting and Compensation Committee of the Board of Directors of Repsol YPF, S.A. has implemented bonding programs initially aimed at senior executives and extendible to other persons occupying positions of high responsibility in the company. Under these programs, a medium/long-term incentive was included in the compensation system. The aim of these programs is to strengthen the identification of executives and managers with shareholders' interests while at the same time favoring retention of key personnel in an increasingly competitive labor market environment.

  Incentives plans tied to the appreciation of Repsol YPF shares

        Qualification for the following incentive payments is tied to the beneficiary remaining at the Group's service on each of the dates on which the rights are exercisable. The plan beneficiaries are entitled to compensation in cash on the basis of the appreciation of Repsol YPF, S.A. shares in the Spanish stock markets based on specific values and the number of shares received.

2000 Incentive Plan

        The amount to be received by the beneficiaries of this plan is structured in two tranches, as follows:

  •
  In the first tranche, consisting of a total of 1,808,265 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the benchmark value, which is €16.40.

  •
  In the second tranche, consisting of a total of 1,808,265 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the benchmark value, which is €24.60.

        This right will be exercisable on the following dates:

  •
  From March 1, 2002, the beneficiaries are able to exercise 1/3 of their rights for each tranche.

  •
  From March 1, 2003, the beneficiaries are able to exercise up to 2/3 of their rights for each tranche (including, where appropriate, the rights exercised through that date).

  •
  From March 1, 2004, the beneficiaries are able to exercise any rights not already exercised. These rights are exercisable through December 2004.

        The exercisable rights conferred on the beneficiaries are valued at market price at the end of each year and the resulting value is prorated on a straight-line basis over the period remaining to the expiration date of the plan. In accordance with this valuation method, the balance of the provision recorded in this connection was reduced by €1 million as of December 31, 2003.

2002 Incentive Plan

        The amount to be received by the beneficiaries of this plan is structured in two tranches, as follows:

  •
  In the first tranche, consisting of a total of 2,679,005 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the benchmark value, which is €13.00.

  •
  In the second tranche, consisting of a total of 2,679,005 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the benchmark value, which is €18.00.

        This right will be exercisable on the following dates:

        From March 1, 2004, the beneficiaries are able to exercise 1/3 of their rights for each tranche.

        From March 1, 2005, the beneficiaries will be able to exercise up to 2/3 of their rights for each tranche (including, where appropriate, the rights exercised through that date).

        From March 1, 2006, the beneficiaries will be able to exercise any rights not already exercised. These rights are exercisable through December 2006.

        In order to cater for the possible payments to be made, in 2003, the Company acquired call options on Repsol YPF, S.A. shares which may be settled on the same dates and under the same conditions as those established in the incentive plan as discussed above.

        The detail of these transactions as of December 31, 2003, is as follows:

Exercise Price	Type of Transactions	No. of Shares	Contract Date	Net Premium
(euros)				(Euro)
13.00	Call Option	2,679,005	12/18/03	7,474,424
18.00	Call Option	2,679,005	12/12/03	1,982,464

				9,456,888

        Repsol accrues the cost of these options on a straight-line basis from the date on which the incentive was granted to the expiration date. The €5.3 million paid relating to the cost allocated to future years was recorded under the "Deferred Expenses" caption as of December 31, 2003.

        Through the date of acquisition of these options, the exercisable rights conferred on the beneficiaries were valued at market price and the resulting value was prorated on a straight-line basis over the period remaining to the expiration date of the plan. A provision of €3.6 million was recorded in this connection as of December 31, 2002.

        The 2003 expense recorded in connection with this incentive amounted to €0.5 million and is included under the "Wages, Salaries, etc." caption in the statement of income.

        The fair value of these transactions was €11,117,871 at December 31, 2003.

        As of December 31, 2003, the Company had arranged transactions tied to the market price of Repsol YPF shares, settlable exclusively on a cash basis, for a total of 5,983,293 shares, with a benchmark price of €14.97 and expiring on January 30, 2004. No effect was recorded in the 2003 statement of income as a result of the valuation of these transactions at market price as of December 31, 2003. The fair value of these transactions was €2,918,650 at December 31, 2003.

  Incentive plans not tied to the appreciation of Repsol YPF shares

2003 Incentive Plan

        Qualification for this incentive payment is tied to the beneficiary remaining at the Group's service through December 31, 2006. This is a specific multi-year compensation plan for 2003 to 2006 entitling its beneficiaries to receive an additional variable compensation amount in 2007, provided that the set objectives are met. The objectives are based on the Company's 2003-2007 Strategic Plan. This multi-year incentive payment, if received, will consist of an amount tied to the fixed compensation for 2003, to which a variable coefficient is applied on the basis of the extent to which the set objectives are achieved. This Plan does not involve the delivery of shares or options and the incentive pay is not tied to the value of Repsol YPF shares. A provision of €5.1 million was recorded in 2003 to meet the commitments arising from this plan.

Incentive plan tied to the appreciation of Gas Natural SDG shares

        In December 2000, 2001 and 2002, the Gas Natural Appointments and Compensation Committee approved several medium-term cash incentive plans tied to the performance the Gas Natural SDG share price addressed to senior management of Gas Natural. These incentive payments are tied to the beneficiaries remaining at Gas Natural over the plan term. The beneficiaries may exercise their right over a number of shares previously allocated to them, at a certain benchmark price, on certain dates. The rights exercisable each year are on up to one-third of the allocated shares and the unexercised portion is accumulable in the following years. In order to provide for possible payments to be made, Gas Natural acquired call options on its shares to be settled on the expiration dates with the same benchmark price, as follows:

	Type of Transaction	Number of Shares	Premium (Millions of Euros)
2000 Incentive Plan	Call option	256,187	1.6
2001 Incentive Plan	Call option	255,202	2.0
2002 Incentive Plan	Call option	279,411	1.9

        The cost of these options is recorded under the "Personnel expenses" caption in Gas Natural's statement of income for each year.

5. Major Shareholders and Related Party Transactions

  5.1 Major Shareholders of Repsol YPF and Restrictions on Certain Transactions

          5.1.1    Major Shareholders

        In accordance with the latest information available to Repsol YPF, Repsol YPF's reference shareholders beneficially owned the following number of ordinary shares of Repsol YPF:

  •
  Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA").    BBVA holds 6.33% (77,308,682 shares) directly. On February 22, 2000, BBVA filed with the U.S. Securities and Exchange Commission a Schedule 13D reporting ownership of 9.55% of the issued and outstanding shares of Repsol YPF. At April 21, 2002, BBVA held 8.03% of Repsol YPF.

  •
  La Caixa d'Estalvis i Pensions de Barcelona.    La Caixa holds 9.10% (111,106,507 shares) through La Caixa Holdings. In addition, La Caixa has a 67.6% interest in Repinves, which holds a 5.02% interest in Repsol YPF. On December 28, 2000, the State Secretary of Economy authorized La Caixa to increase its interest in Repsol YPF to 15%.

  •
  Repinves.    Repinves, which is jointly owned by La Caixa and Caja de Cataluña, holds 5.02% (61,287,000 shares).

  •
  Petróleos de México.    Petróleos de México holds its 4.81% interest (58,679,800 shares) in Repsol YPF through Repcon Lux, S.A. and Pemex Internacional España, S.A..

          5.1.2    Notification Obligations in the Event of Certain Transactions

        Law 62/2003, of December 30, 2003, modified the regime set forth in Law 5/1995 regarding the transfer of the stock and the passing of certain resolutions by certain companies, among them Repsol YPF and other members of the Repsol YPF Group. In conformity with Law 62/2003, the Government must be notified following the adoption of any of the following decisions:

  •
  voluntary winding-up, spin-off or merger of the relevant entity;

  •
  change of the corporate purpose of the relevant entity;

  •
  the acquisition, whether direct or indirect, including through third parties, fiduciaries or intermediaries, in a single act or in successive acts, of shares, or other securities which might directly or indirectly provide rights to subscribe for or acquire such shares, provided that the result thereof is control of at least 10% of the capital stock of Repsol YPF or any of the subsidiaries referred to in this paragraph.

        The competent body will be entitled to oppose the notified decision or transaction if such body identifies the existence of significant risks or negative effects arising out of the decision or transaction, whether direct or indirect, on the activities carried out by the businesses.

        This regime will remain in effect for Repsol YPF until February 6, 2006.

        For additional information related to certain restrictions affecting the acquisition of ordinary shares of Repsol YPF, see Sections 8.1.6 and 8.1.10 "Additional Information—Memorandum and Articles of Association—Duty to Notify the Government of Certain Transactions on the Shares of Repsol YPF and Duty to Notify the Government of Certain Transactions and Resolutions."

  5.2 Related Party Transactions

        Repsol YPF regularly engages in arm's-length transactions with some of its related parties, including significant shareholders, related to financing activities in the ordinary course of business.

        On December 31, 2001, YPF entered into a forward oil sale agreement with Repsol YPF providing for the forward sale of a fixed quantity of certain types of crude oil to be delivered monthly during seven years. The agreement was assigned to Hydrocarbons Traders Corp. (HTC) on the same date. In December 2002, in connection with the refinancing of FOS III, HTC assigned the agreement to Oil International Limited (OIL). Also as part of this refinancing, HTC repurchased its outstanding preferred shares, which had been originally purchased by Banco Zaragozano, a Spanish banking institution, and repaid the debt outstanding under a credit agreement in which BBVA was the sole lender. See Section 3.8.1.2 "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Transactions With Unconsolidated Special Purpose Entities—Forward Oil Sale Agreements."

        HTC had also entered into a marketing agreement for the sale of the crude oil with Repsol YPF Trading & Transport, S.A. (RYTTSA), a consolidated subsidiary of Repsol YPF. This agreement was terminated in December 2002. Under the marketing agreement, RYTTSA acted as agent for HTC to arrange for the sale of the crude oil delivered to HTC by YPF.

        HTC had also entered into an oil price hedging agreement under which it would receive a fixed price and would pay variable market prices. We understand that BBVA guaranteed HTC's obligations under its hedging agreement. YPF, in turn, entered into a separate oil price hedging agreement under which YPF would pay a fixed price and would receive variable market prices. Repsol YPF guaranteed YPF's obligations under the hedging agreement. These hedging agreements were terminated in December 2002.

        Transactions with significant shareholders during 2003 were as follow:

1.
Banco Bilbao Vizcaya Argentaria, S.A.

•
Interest rate hedge transactions in the amount of €1.539 billion, which have generated net financial income during the year for Repsol YPF of €22 million.

•
Foreign currency purchase and sale transactions in the amount of €1.144 billion.

•
Average bank accounts and financial investments in the period amounting to €2.180 billion, which have generated net financial income of €46 million for Repsol YPF.

•
Credits and loans granted in the amount of €232 million in the period, at a cost to Repsol YPF of €9 million. The limit of the loan policies is €612 million.

•
During the period, the average use of the guaranty policy was €115 million, which involved a cost to Repsol YPF of €0.3 million. The limit of this policy is €156 million.

•
Expenses recorded by Repsol YPF for bank fees amounted to €10 million. This amount includes those generated as a result of the placement of fixed-income operations.

  •
  The annual cost in 2003 to Repsol YPF for leasing transactions amounted to €0.4 million.

  •
  At December 31, 2003, BBVA had issued 483,701 Repsol Visa cards, of which 398 are used as corporate credit cards by employees of the Repsol YPF Group.

2.
La Caixa d'Estalvis i Pensions de Barcelona

•
Interest rate hedge transactions in the amount of €500 million, generating net financial income in the fiscal year for Repsol YPF of €8 million.

•
Foreign exchange hedge transactions in the amount of €57 million.

•
Average bank accounts and financial investments in the period amounting to €43 million, which generated net financial income for Repsol YPF of €1 million.

•
Credits and loans granted amounting to €63 million during the period, for a cost to Repsol YPF of €3 million. The limit of the loan policies is €119 million.

•
During the period the average use of the guaranty policy was €51 million, which involved a cost to Repsol YPF of €0.1 million. The limit of this policy is €70 million.

•
Expenses recorded by Repsol YPF for bank fees amounted to €20 million. This amount includes those generated as a result of the placement of fixed-income operations.

•
The annual cost in 2003 to Repsol YPF for renting transactions amounted to €1 million.

•
At December 31, 2003, La Caixa had issued 302,538 Repsol Visa cards, of which 447 are used as corporate credit cards by employees of the Repsol YPF Group.

3.
Petróleos Mexicanos

•
The group has recorded purchases of products from Pemex group companies in the amount of €812 million.

•
Sales of group products to Pemex group companies amounted to €67 million.

        Additionally, the transactions undertaken by Repsol YPF, S.A. with companies within the Repsol YPF Group, and transactions between companies within the Repsol YPF Group, form part of the Group's normal course of business with respect to its objectives and conditions. In the process of consolidation, all balances, transactions and material results between companies consolidated using the full consolidation method have been eliminated. Transactions not eliminated in the consolidation process correspond to credits, debits, income, expenses and the results of transactions with companies consolidated using the proportional consolidation method in proportion to the capital thereof not held by the Group; transactions with companies consolidated using the equity method; and, transactions with companies not consolidated because of their immateriality.

        The most material transactions with group companies not eliminated during the consolidation process are loans granted and received. The consolidated balance sheet at December 31, 2003 included €765 million in assets and €225 million in liabilities related to this item. The consolidated profit and loss statement for the year ended December 31, 2003 included €33 million from financial income and €2 million from financial expenses generated by loans with group companies not eliminated during the consolidation process.

  5.3 Interest of Management in Certain Transactions

        At December 31, 2003, loans by Repsol YPF to its senior management totaled approximately €1.4 million and bore interest at an average rate of 2.975%. The amounts and recipients of such loans were as follows:

Thousands of euros
Executive Vice President Upstream	280
Chief Financial Officer	81
Director of Human Resources	102
Director of External Relations	260
Director of Legal Affairs	396
Director of Planning and Control	143
Director of LPG	36
Director of Refining and Marketing in Latin America	69
Director of Refining and Marketing in Europe	40

Total	1,407

6. Financial Information

  6.1 Financial Information

        See Item 14 for our Consolidated Financial Statements.

  6.2 Legal Proceedings

        Repsol YPF does not believe that there are any legal or other proceedings pending to which Repsol YPF or any of its subsidiaries is a party or of which any of their property is subject which, individually or in the aggregate, could reasonably be likely to result in a material adverse effect on Repsol YPF's business, financial condition or results of operations.

        Repsol YPF does, however, note the following legal proceedings. For those marked with an asterisk (*) below, a provision has not been recorded as of December 31, 2003 or 2002, since information available prior to issuance of the financial statements indicated that it was remote that a liability had been incurred at the date of the financial statements, or the amount of loss could not be reasonably estimated. For those marked with two asterisks (**) below, a provision has not been recorded as of December 31, 2003 or 2002, since information available prior to issuance of the financial statements indicated that it was not probable that a liability had been incurred at such date. For all other loss contingencies described below, a provision totaling €73 million, €100 million and €159 million as of December 31, 2003, 2002 and 2001, respectively, have been recorded.

  Spain

        In 1993, a preliminary investigation was launched into a fuel leakage from the San Fernando service station, owned by Repsol Comercial de Productos Petrolíferos, S.A. ("RCPP"). RCPP and CLH, as they will be held liable in tort for any damages and environmental violations that may be ascertained following the investigation, have agreed to equally share all such liabilities. Mussini, Repsol YPF's insurer, has posted collateral of approximately €1.3 million for the estimated cost of any remediation works. In addition, the owners of the property adjacent to the San Fernando service station have sued RCPP, CLH and the San Fernando service station claiming compensation of €148.20 for each day that remediation works are carried out in the site and €2.7 million for alleged damages resulting from a real estate transaction that failed due to the fuel leakage. Repsol YPF believes that both actions in connection with this matter will be dismissed. (*)

  Argentina

        Under the Privatization Law of YPF, the Argentine government assumed certain obligations of YPF as of December 31, 1990. Decree 546/93, concerning the Privatization Law, set forth limitations concerning legal fees and expenses in connection with these liabilities. The Argentine government will assume these costs as long as the fees and expenses agreed upon are fixed and are not contingent upon the amounts in dispute. YPF is required to keep the Argentine government apprised of any claim against YPF arising from the obligations assumed by the Argentine government. In certain lawsuits related to events or acts that took place before December 31, 1990 YPF has been required to advance the payments of amount established in certain judicial decisions. YPF believes it has the right to be reimbursed for these payments by the Republic of Argentina pursuant to the above-mentioned indemnity.

        YPF has been sued by former employees who were laid off as a result of personnel reductions in connection with the privatization of YPF. Repsol YPF believes that proper reserves have been made in connection with these contingencies. Repsol YPF does not expect the outcome of these lawsuits to have a material adverse effect on its financial condition or future results of operations.

        In January 2003, Candlewood Timber Group LLC, a subsidiary of Forestal Santa Barbara S.R.L., sued Pan American Energy LLC, the operator of the joint venture that operates the current exploitation concession in the Acambuco area claiming damages to its forestry business in the Acambuco area, allegedly resulting from, among others, uncontrolled clearing of forest vegetation and soils and destruction of thousands of valuable hardwood trees by the joint venture. If the claims are sustained, and absent a finding of gross negligence by the operator, YPF, as a 22.5% partner in the joint venture, would be held liable in such proportion. The plaintiff is also asking that the joint venture undertake environmental remediation action to clean up the affected sites. Although the amount of the complaint has not been established yet, in January 2002 Forestal Santa Barbara sent a letter to the operator of the joint venture claiming compensation of Ps.50 million (approximately € 13.6 million). The court in which the suit was filed declared itself without jurisdiction to hear the suit, a decision which the plaintiff has appealed. (*)

        On December 9, 2002, YPF filed a declaratory judgment action (Acción Declarativa de Certeza) before an Argentine federal court requesting clarification as to the uncertainty generated by opinions and statements of several organizations providing official advice that the right of the hydrocarbon industry to freely dispose of up to 70% of foreign currency proceeds from exports of hydrocarbons products and by-products, as provided by Executive Decree 1589/89, had been implicitly abolished by the new exchange regime established by Executive Decree 1606/02. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF's access to and use of 70% of the foreign exchange proceeds from its hydrocarbon exports.. Following the enactment of Decree No. 2703/02 in December 2002, YPF expanded the object of the declaratory judgment action before the federal court to clear any doubts and uncertainty arising after the enactment of this Decree (See Section 2.3.2.10 "Information on Repsol YPF—Regulation of the Petroleum Industry—Argentina—Repatriation of Foreign Currency"). On December 1, 2003 the National Administrative Court of Appeals decided that the issuance of Decree No.2,703 in 2002, which allows companies in the oil & gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. Nevertheless, the Court of Appeal's decision was silent with respect to the availability of the exemption to convert proceeds from export operations carried out by oil & gas companies into domestic currency. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available to oil & gas companies during the period between the issuance of Decree No. 1606/01 and the issuance of Decree 2,703. On February 6, 2004, the Court of Appeals dismissed YPF's motion for clarification, indicating that the regulations included in Decree 1,703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF's access to foreign exchange proceeds, as described above. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court against the dismissal of the motion for clarification by the Court of Appeals and requested the restatement of the injunction against the Central Bank and the Ministry of Economy. (**)

        The Argentine provinces where oil and gas production activities are carried out have objected to the US dollar/peso exchange rates applied by oil producers, including YPF, to the payment of hydrocarbon royalties. YPF has reached agreement with the provinces of Rio Negro, Chubut, Santa Cruz and Mendoza, which agreements were officially approved by the Argentine Ministry of Energy, thereby resolving the dispute. YPF has not reached agreement with the provinces of Salta and Tierra del Fuego.

        In October 2002 YPF and Repsol YPF Gas S.A received the notification of a complaint initiated by Autogas S.A.. The complaint was answered on December 12, 2002, and no further procedures have taken place since that date. Autogas claims damages in the amount of Ps.117.3 million (approximately € 32 million) for YPF's alleged exercise of its dominant market position in the LPG market, alleged breach of contract and violation of the trademark laws during the period from 1994 to 1997. YPF believes that the lawsuit is without merit and that documents filed at trial have so far failed to prove a causal connection between the alleged misconduct and the amount of damages sought. (*)

        In May 2002 the Centro de Retirados de la Armada Nacional sued Repsol YPF seeking that it remediate alleged environmental damages in Rio de La Plata, Rio Santiago and Pluma Rio Santiago due to water contamination allegedly caused by the operations of the La Plata refinery. The complaint estimates the cost of compliance at US$1,391 million (approximately € 1,104 million). YPF believes that the majority of environmental damages alleged by the plaintiff, if proven, would be attributable to events that occurred prior to YPF's privatization and would therefore be the sole responsibility of the Argentine government in accordance with the Privatization Law of YPF. The complaint has not yet been served. (*)

        In April 2002 the Sub-secretary of Energy for the Province of Neuquén imposed a fine on YPF of Ps.27 million (approximately € 7.4 million), including penalties and interest, for excess gas venting in the Loma La Lata, Cerro Bandera and Filo Morado gas fields, between 1995 and 1997. YPF has appealed the fine. The Sub-secretary of Energy for the Province of Neuquén has subsequently reduced the fine to Ps. 701,263, which amount has been cancelled.

        In July 2002 EDF Internacional S.A. ("EDF") initiated an international arbitral proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A., Repsol YPF and YPF. EDF claims from Repsol YPF and YPF the payment of US$69 million (€ 55 million). EDF claims that under a Stock Purchase Agreement dated March 30, 2001 among Endesa Internacional S.A. and Astra Compañía Argentina de Petróleo S.A (subsequently merged into YPF), as sellers, and EDF, as purchaser, with respect to shares of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A., EDF is entitled to an adjustment in the purchase price it paid due to changes in the exchange rate of the Argentine peso which EDF considers occurred in part prior to December 31, 2001. YPF's position is that the change in the exchange rate did not occur prior to January 2002 and, therefore, EDF is not entitled to the purchase price adjustment. YPF has lodged a counterclaim against EDF in the amount of US$13.85 million (€ 11 million) as a purchase price adjustment. YPF's management believes that EDF's position is without merit. During the year 2003 the arbitral tribunal had substantiated the defence of jurisdiction submitted by Repsol YPF, based on the circumstance that it was not a party at the Stock Purchase Agreement subscribed by Astra Compañía Argentina de Petróleo S.A.. A decision on that respect is expected for the first months of the year 2004, after which the arbitral tribunal should continue the proceedings regarding the claims of the parties. (**)

        An action has been brought against YPF for a total amount of US$ 457 million (€ 363 million) by the Confederación Indígena del Neuquén, the Agrupación Mapuche Paynemil, the Agrupación Lof Comunidad Kaxipayiñ and 95 individuals members of these associations claiming damages for contractual termination and damages caused by hydrocarbon exploration and exploitation activities in the Loma La Lata-Sierra Barrosa site in the Province of Neuquén. The claim is based on alleged damages caused to the Mapuche native community and culture, as well as physical and psychological health impairments, site contamination and environmental and moral damages. The plaintiffs have claimed that US$ 306 million (€ 243 million) of the total claim is for remediation purposes. YPF has notified the Argentine Government of this lawsuit pursuant to the Privatization Law of YPF. YPF considers this suit to be without merit. (*)

        On November 17, 2003, the National Antitrust Commission (CDNC) requested explanations, within the framework of an official investigation under the terms of Art. 29 of the Antitrust Act, from a group of almost 30 (thirty) natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) old expired contracts signed by YPF when it was state-owned and YPFB (the Bolivian state-owned oil company), under which CNDC-YPF sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. At this point, the CNDC may accept Repsol YPF's explanations or launch a criminal investigation. (*)

        In October 2002, YPF was notified of complaints by neighbors of a YPF service station claiming US$21.56 million (approximately € 17 million) in damages allegedly resulting from a fuel leakage coming from that station. (*)

        In March 22, 1999 National Antitrust Commission (CNDC) Decision No. 189/99 ordered an investigation into whether abuse of a dominant market position, which occurred during the period from 1993 until September 1997 had been repeated in the period from October 1997 until March 1999. On December 19, 2003, the CNDC completed its investigation and charged YPF with abuse of a dominant market position had occurred during this period. On January 20, 2004, YPF filed a response seeking to have the decision reversed on the basis of the procedural defects, the application of the statute of limitations and certain substantive defences. Considering the criterion settled by the Argentine Supreme Court in relation to the process of law against YPF for the period from 1993 through 1997, which established the term for administrative infractions (under Law No. 22,262) for two years, the mentioned claim for the application of the statutes of limitation should prosper. Since the imputed conduct occurred before September 29, 1999, effective date of the new law, YPF believes that the applicable law to the proceeding is Law No. 22,262, instead of the new Antitrust Protection Law (No. 25,156). YPF filed appeals with the National Economic Criminal Court: (i) on July 29, 2003, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the opening of the preliminary investigations, without deciding in advance on the prescription claimed by YPF; and (ii) on February 4, 2004, in view of the rejection by the CNDC of the motion to overturn the resolution which ordered the charge because of a lack of majority and prejudgment. (*)

        On November 7, 2003, the then-National Deputies, Arturo Lafalla, Ricardo Falu and others, filed with the CNDC a complaint against YPF for abuse of a dominant position in the bulk LPG market during 2002 and part of 2003. The alleged conduct consisted in selling bulk LPG in the domestic market at prices greater than those of the export price, thereby restricting the availability of bulk LPG in the domestic market. On December 15, 2003, the CNDC decided to forward the complaint to YPF, and request from it explanations under the terms of Art. 29 of the Antitrust Act. On January 21, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed. At this point, the CNDC may accept YPF's explanations or launch a criminal investigation. YPF contends that it did not restrict LPG supply in the domestic market during the relevant period and that during this period all domestic demand for LPG could have been supplied by YPF's competitors' production, and therefore YPF's market share could not be deemed a dominant position. (*)

        On March 29, 2004, the Province of Neuquen fied a complaint for an undetermined amount against YPF, claiming the payment of compensations on account of easements on provincial fiscal lands located is areas granted to YPF as concessionaire of hydrocarbon exploitation rights. The complain also ask for compensation for the use of certain materials that YPF allegedly removed from fiscal lands and for the loss of opportunity due to YPF's alleged interference with the development of irrigation works in the Loma La Lata field. YPF is requesting that the complaint be dismissed on grounds that certain provisions of the Mining Code establish the gratuitous nature of such easements. YPF has also argued that the materials founds on fiscal lands are of common use, provided the Province has not granted the rights thereof to third-parties and that the regular exercise of easement rights imply restrictions to their owners' domain, and that the claim is not supported by the evidence on record. (*)

        On April 20, 2004, YPF was notified of an arbitration complaint filed by CMS ENSENADA S.A. in connection with a supply contract for electric power and vapor to La Plata Refinery, entered into on August 16, 1995 between YPF and Energía y Vapor S.A.—CMS Ensenada S.A., UTE (subsequently succeeded by CMS ENSENADA S.A.). CMS asserts that payments by YPF for electricity and vapor supplied under the agreement must be made in the currency originally agreed-upon (United States USD) and not in Argentine pesos. It argues that the "pesification" of obligations in foreign currency imposed by the Public Emergency Law is unconstitutional. YPF is preparing an answer to the complaint. (*)

  United States

        The following is a brief description of certain potential environmental and other liabilities of Maxus, which mostly arise in connection with the sale of Chemicals to a subsidiary of Occidental in 1986. Under the stock purchase agreement related to that sale, Maxus assumed certain liabilities related to past operations of Chemicals.

        In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs, with Maxus' aggregate exposure for this cost sharing being limited to US$75 million (€ 59.5 million). Henkel Corporation was assigned certain of Chemicals' and Occidental's rights and obligations under such indemnity. The total expended by the Company under this cost sharing arrangement was approximately US$64.2 million (€ 50.95 million) as of December 31, 2004. The remaining portion of this cost sharing arrangement has been reserved.

        Tierra has agreed to assume essentially all of Maxus' aforesaid indemnity obligations to Occidental in respect of Chemicals.

        As of December 31, 2003, Maxus had established reserves in the amount of approximately US$66.3 million (€ 51.9 million) to cover all material contingencies related to the environmental liabilities assumed under the stock purchase agreement. Maxus believes that these reserves are adequate to cover all material contingencies to the extent that they are probable and reasonably estimable. Nevertheless, changes in the current circumstances, including the assessment of natural resources damages could result in increase of these liabilities in the future.

        A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the "EPA"), the New Jersey Department of Environmental Protection and Energy (the "DEP") and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals' former Newark, New Jersey agricultural chemicals plant. In 1998, the EPA approved the remedial design. The construction of the approved remedy was substantially completed in early 2002. The facility is in an optimization phase, which includes testing and related operations and is expected to continue through 2004. This work is being supervised and paid for by Tierra pursuant to the above described indemnification obligation to Occidental. The Company has fully reserved the estimated costs required to complete the optimization phase and thereafter to conduct ongoing operation and maintenance of such remedy (at an average cost of approximately US$1 million annually) for 9 years from and after January 1, 2004.

        In September 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have an obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to "Agent Orange" and vinyl chloride monomer (VCM), notwithstanding the fact that (a) the agreement contains a 12-year cut-off date for defense and indemnity with respect to most litigation, and (b) Tierra is not a party to the agreement. Maxus and Tierra do not believe Occidental's claims have substantial merit. In this regard, in June 2003 the U.S. Supreme Court affirmed, by a four to four vote, a decision of the Second Circuit Court of Appeals which held that the 1984 settlement of the claims of Vietnam veterans does not preclude certain Vietnam veterans from asserting claims alleging injury due to Agent Orange exposure. While Maxus believes that there are a number of valid defenses to any claims that may be asserted by Vietnam veterans who are not bound by the terms of the 1984 settlement, it also believes that Occidental is responsible for any Agent Orange lawsuits filed after the September 4, 1998 cut-off date. (*)

        Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to Chemical's former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that the older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediment deposits. As agreed with Maxus, Tierra is conducting further testing and studies pursuant to an agreement with the "EPA" to characterize contaminated sediment and biota, as well as the stability of the sediments, in a six-mile portion of the Passaic River near the plant site. Maxus expects to complete these tests and studies in 2004 at a cost of approximately US$7.9 million (€6.3 million) after December 31, 2003, which amount has been fully reserved. Maxus cannot reasonably forecast what remedial program, if any, will be proposed for the Passaic River or the Newark Bay watershed and, therefore, cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that additional work, including interim remedial measures, may be ordered with respect to the Passaic River.

        On September 19, 2003, the New Jersey Department of Environmental Protection and Energy (the "DEP") issued a directive seeking to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. The directive was served on approximately 66 entities (including Maxus, Occidental and certain of their affiliates) and asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. Maxus and Tierra have filed a response to the directive which sets forth both how these parties are complying with the directive and defenses thereto. (**)

        In addition, on November 2003, several environmental groups sent a Notice of Intent to sue to Tierra, Maxus and others stating their intention to sue for "abatement of an imminent and substantial endangerment to health and environment" in connection with alleged discharges from Chemicals' former Newark plant. On February 13, 2004, the EPA and Occidental entered into an administrative order on consent pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. Once the work plan for and estimated cost of these studies have been determined, an appropriate reserve will be established. Tierra and Maxus believe the concerns raised by these groups are being addressed through existing regulatory mechanisms, including the administrative order on consent, and the threatened litigation is unnecessary. (*)

        Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey. According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County, New Jersey. Tierra, pursuant to an agreement with Maxus, is performing investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. While Tierra has participated in the cost of studies and is implementing interim remedial actions and conducting remedial investigations, the ultimate cost of remediation is uncertain. As of December 31, 2003, Maxus had reserved US$29.6 million (€ 23.5 million) for the estimated cost of the investigations and remedial work to be performed. In addition, the DEP has indicated that it expects Occidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called "orphan" chrome sites located in Hudson County. In that regard, Occidental and Maxus have declined participation as to those sites for which Maxus believes there is no evidence of residue generated by Chemicals.

        Chemicals has also been designated as a potentially responsible party by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, with respect to a number of third party sites where hazardous substances from Chemicals' plant operations allegedly were disposed or have come to be located. Numerous potentially responsible parties have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. Although potentially responsible parties are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other potentially responsible parties and, as a practical matter, cost sharing between them is usually effected by agreement. At a number of these sites, the ultimate response cost and Chemicals' share of such costs cannot be estimated at this time. Maxus has reserved approximately US$4.7 million (€ 3.7 million) for its estimated share of costs related to these sites, where such costs are both probable and reasonably estimable.

        In February 2001, the Port of Houston Authority (the "Port") sued a number of parties, including Occidental as successor to Chemicals, claiming damages to its property as a result of contamination allegedly emanating from, among other locations, Chemicals' former Greens Bayou facility. Tierra is handling this matter on behalf of Occidental. While some of the contaminating substances may have been manufactured at the Greens Bayou facility prior to its sale, Tierra and Maxus believe that any contamination of the Port's property that may have been caused by such facility occurred after the sale and conveyance of the Greens Bayou facility. The Port's claims have been settled for an initial payment of US$30 million (€23.8 million) and certain other undertakings, including an agreement to remediate several nearby properties. The estimated cost of such remediation is not expected to exceed US$80 million (€ 63.5 million). Pursuant to a cost sharing agreement among the defendants, Tierra (on behalf of Occidental) contributed US$6.3 million (€ 5.0 million) toward the settlement, subject to the defendants' agreement to arbitrate their respective obligations in connection with the settlement. The arbitration is expected to begin in the second half of 2004.

        From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio, involving several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals' former chromite ore processing plant. In 1995, the Ohio Environmental Protection Agency (the "OEPA") issued its Director's Final Findings and Order (the "Director's Order") by consent ordering that a remedial investigation and feasibility study (the "RIFS") be conducted at the former Painesville plant area. Tierra has agreed to participate in the RIFS as required by the Director's Order. In March 2002, Tierra submitted a remedial investigation report covering the entire site to the OEPA and will submit required feasibility reports separately. As of December 31, 2003, it is estimated that the remaining cost of performing the RIFS will be approximately US$0.6 million. YPF Holdings has reserved its estimated share of the cost to perform the RIFS and an additional US$0.6 million as of December 31, 2003 for operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings will continuously assess the condition of the Painesville plant area and make any changes, including additions, to its reserve as may be required. Tierra has entered into an agreement with a developer for the possible development and use of all or portions of this site. While the developer is proceeding with its development plans, there can be no assurance that this site will be successfully developed or that any productive use can be made of all or a portion of this site.

        There are a number of other former Chemicals' plant sites for which Maxus has agreed to perform environmental remediation work on behalf of Occidental, which Repsol YPF believes will not have a material adverse result on its financial position.

  6.3 Dividends Policy

        See Section 8.2 "Additional Information—Dividends."

7. Offering and Listing

  7.1 Historical Trading Information

        Repsol YPF's shares are listed on the Spanish Stock Exchanges and quoted on the Automated Quotation System. Repsol YPF's shares have also been quoted since November 30, 1999 on the Bolsa de Comercio in Buenos Aires in the form of Argentine certificates of deposit (CEDEARS or certificados de depósito argentinos). The ADSs, each representing one share, are listed on the New York Stock Exchange. The Bank of New York is Repsol YPF's depositary issuing ADSs under the deposit agreement dated May 15, 1989, as amended in February 22, 1993, July 6, 1999, and as further amended and restated as of July 7, 2002, among Repsol, The Bank of New York, as depositary, and the holders from time to time of ADSs. All per ADS and per share data presented below have been adjusted to reflect the three-for-one stock split of shares of Repsol YPF which occurred on April 19, 1999.

        The tables below sets forth, for the periods indicated, the reported high and low sales prices of ADSs on the New York Stock Exchange:

	U.S. dollars per ADS
	High	Low
1999
First Quarter	20.047	16.875
Second Quarter	20.500	15.440
Third Quarter	24.250	18.625
Fourth Quarter	23.000	18.000
2000
First Quarter	23.000	18.000
Second Quarter	22.000	18.875
Third Quarter	20.875	18.250
Fourth Quarter	19.500	14.625
2001
First Quarter	18.730	15.940
Second Quarter	19.500	16.250
Third Quarter	17.490	12.500
Fourth Quarter	15.350	13.120
2002
First Quarter	14.770	11.450
Second Quarter	13.150	10.080
Third Quarter	13.490	10.180
Fourth Quarter	13.260	10.220
2003
First Quarter	15.23	13.10
Second Quarter	16.94	14.36
Third Quarter	17.48	15.59
Fourth Quarter	19.69	16.60
	U.S. dollars per ADS
	High	Low
2003
December	19.69	17.48
2004
January	21.10	19.12
February	21.74	20.15
March	15.23	13.10
April	22.17	20.30
May	21.99	16.69
June (through June 28)	22.54	20.76

        On June 28, 2004, the reported last sale price of the ADSs on the New York Stock Exchange was $21.99 per ADS.

        As of December 31, 2003, 5.70% (69,592,992 ordinary shares) of the ordinary shares were held in the form of ADSs by 126 holders of record, including The Depository Trust Company.

        The tables below sets forth, for the periods indicated, the reported high and low quoted prices for the ordinary shares on the Automated Quotation System, which is the principal Spanish trading system for the ordinary shares. On January 4, 1999, the Madrid Stock Exchange began quoting share prices in euros. The exchange rate at which the Spanish peseta has been irrevocably fixed against the euro is Ptas. 166.386 = €1.00. All share prices in pesetas for the period prior to January 4, 1999 have been translated at the irrevocable euro-peseta exchange rate.

	High	Low
	euros per share
1999
First Quarter	17.33	14.33
Second Quarter	20.25	14.64
Third Quarter	20.87	18.24
Fourth Quarter	24.25	17.65
2000
First Quarter	23.47	18.17
Second Quarter	23.47	20.13
Third Quarter	24.01	20.00
Fourth Quarter	22.43	16.20
2001
First Quarter	20.45	16.99
Second Quarter	21.97	18.81
Third Quarter	19.70	13.75
Fourth Quarter	17.00	14.30
2002
First Quarter	16.20	12.93
Second Quarter	14.95	10.65
Third Quarter	13.83	10.15
Fourth Quarter	13.03	10.59
2003
First Quarter	14.30	11.79
Second Quarter	14.41	12.83
Third Quarter	15.88	13.84
Fourth Quarter	15.59	14.04
	High	Low
	euros per share
2003
December	15.59	14.37
2004
January	16.68	15.38
February	16.96	16.09
March	16.98	16.17
April	18.45	16.56
May	18.03	16.45
June (through June 28)	18.48	17.06

        On June 28, 2004 the closing price of the ordinary shares in the Automated Quotation System was €18.25 per share, equal to $22.26 at the Noon Buying Rate on June 28, 2004.

        The table below sets forth, for the periods indicated, the reported high and low quoted prices for the ordinary shares on the Buenos Aires Stock Exchange, which is the principal Argentine stock exchange for the ordinary shares.

	High	Low
	pesos per share
2001
First Quarter	18.70	15.80
Second Quarter	19.50	16.00
Third Quarter	17.35	13.00
Fourth Quarter	22.80	13.12
2002
First Quarter	47.00	20.00
Second Quarter	48.50	36.00
Third Quarter	51.00	39.00
Fourth Quarter	49.50	39.90
2003
First Quarter	48.00	42.00
Second Quarter	47.00	41.00
Third Quarter	51.50	43.50
Fourth Quarter	58.00	48.00
	High	Low
	pesos per share
2003
December	58.00	51.50
2004
January	62.00	57.25
February	64.00	58.75
March	62.00	57.50
April	62.00	58.40
May	63.00	57.00
June (through June 28)	66.00	60.00

        On June 28, 2004, the closing price of the ordinary shares on the Buenos Aires Stock Exchange was Ps 65.50 per share.

        Repsol YPF and its subsidiaries do not currently make a market or trade in the ordinary shares and have not held and do not hold any of the ordinary shares.

  7.2 Nature of the Trading Market

        At December 31, 2003, there were 106 companies listed and traded on the Automated Quotation System. The market capitalization of all companies listed on the Madrid Stock Exchange as of December 31, 2003 was approximately €547,762.5 million, and reported trading volume of companies for 2003 was €494,346 million.

          7.2.1    Automated Quotation System

        The Automated Quotation System was introduced in 1989, and links the four local exchanges in Madrid, Barcelona, Bilbao and Valencia (the "local exchanges"). It provides listed securities with a uniform continuous market, eliminating certain differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time the order is entered. Each order is executed as soon as a matching order is entered, but can be modified or canceled until execution. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is quoted and regulated by Sociedad de Bolsas, S.A. (the "Sociedad de Bolsas"), a corporation owned by the companies that manage the local exchanges. All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker or a dealer firm.

        Since May 2001, new regulations have been adopted with regard to the maximum daily price variation of securities traded on the Automated Quotation System. The maximum daily price fluctuation of 15% has been replaced by a system of two price fluctuation bands based on the historic volatility for each security. The two fluctuations bands, denominated static price range and dynamic price range, are fixed around the static price and the dynamic price, respectively.

        Static price range:    The static price range is a fluctuation band established around the static price of a security, fixing the maximum allowed price variation with respect to each security on any trading day. The static price for each security is settled daily during the pre-opening session from 8:30 a.m. to 9:00 a.m. The fluctuation band is peculiar to each security, and in the case of Repsol YPF, the maximum allowed variation with respect to the static price is 4%. If there are offers or bids outside of this fluctuation band, trading of the security is temporarily halted, and a "volatility auction" takes place to settle a new static price for the day. The fluctuation band established around the static price applies not only to open market trades, but also to the pre-opening session, the volatility auction and the closing auction.

        Dynamic price range:    The dynamic price range is a fluctuation band established around the dynamic price of a security, fixing the maximum allowed price variation allowed between subsequent trade orders. The dynamic price, which is determined continuously during the day, corresponds to the most recent price at which a security has been traded. In the case of Repsol YPF, the maximum allowed variation with respect of the dynamic price is 1%. This fluctuation band detects significant price movements between two subsequent trades. If there are offers or bids outside the fluctuation band, trading of the security is halted for five minutes and a "volatility auction" takes place in order to settle a new static price. The fluctuation band fixed around the dynamic price applies only to open market trading and closing auction operations, and is not applicable to bids and offers made during the pre-opening session and the volatility auction.

        Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of the Sociedad de Bolsas. These trades may occur:

  •
  at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day, if

  •
  the trade involves more than 300,000 euros and more than 20% of the average daily trading volume of the stock during the preceding three months; and

  •
  if all outstanding buy or sell orders meet specific conditions including, among other things, a value of at least 30,000 euros and no more than 60,000 euros or 5% of the average daily trading volume for the securities in the preceding three months.

        Trades may take place at any time (with the prior authorization of the Sociedad de Bolsas) at any price if:

  •
  the trade involves more than €1.5 million and more than 40% of the average daily volume of the stock during the preceding three months;

  •
  the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies;

  •
  the transaction is performed for the purposes of settling a litigation or completing a complex group of contracts; or

  •
  the Sociedad de Bolsas finds other justifiable cause.

        Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.

        In September 1998, new rules were adopted by the Sociedad de Bolsas with respect to block trades of at least 600,000 euro and representing at least 5% of the average daily trading volume during the last quarter ended of the security being traded. The new rates apply to securities that constitute the IBEX-35, including Repsol YPF.

        Pursuant to Royal Decree (Real Decreto 116/92) of February 14, 1992 and to Repsol YPF's by-laws, Repsol YPF's ordinary shares are in book-entry form. The clearance and settlement system and its members referred to below are responsible for maintaining records of purchases and sales under the book entry system.

          7.2.2    Clearance and Settlement System

        Transactions carried out on the Automated Quotation System are cleared and settled through the Sociedad de Sistemas (Iberclear). Only participating entities of the system are entitled to use it. Furthermore, access to become a participating entity is restricted to authorized members of the Automated Quotation System, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy, is reached with Iberclear) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems.

        Iberclear is owned by Bolsas y Mercados Españoles Sociedad Holding de Mercados y Sistemas Financieros, S.A., a newly incorporated holding company which holds a 100% interest in each of the Spanish official secondary markets and settlement systems. See Section 7.3.1"—Integration of the Spanish Official Organized Secondary Markets and Clearing and Settlement Systems into a Single Holding Company". The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. Iberclear, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities on its own behalf as well as the number of shares held on behalf of third parties. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

  •
  the member entity appearing in the records of Iberclear as holding the relevant shares in its own name, or

  •
  the investor appearing in the records of the member entity as holding the shares.

        Iberclear has approved regulations introducing the so-called "D+3 Settlement System" by which the settlement of any transactions must be made within three business days following the date on which the transaction was carried out.

        Obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of a Spanish official stockbroker, broker-dealer or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner's request the relevant member entity must issue a certificate of ownership. If the owner is a member entity, Iberclear is in charge of the issuance of the certificate with respect to the shares held in the member entity's name.

Spanish Law 37/1998, which implements a European Union directive, allows, in specified circumstances, for the transfer of ownership of shares of a company listed on a Spanish stock exchange without complying with one or more of the requirements described above. However, secondary legislation required to implement this law in Spain has not been enacted as of the date of this offering memorandum.

  7.3 Securities Market Regulation

        The Securities Markets Act was enacted in 1988 with the purpose of reforming the organization and supervision of the Spanish securities markets. This legislation and regulation implementing it

  •
  established an independent regulatory authority, the Comisión Nacional del Mercado de Valores (the "CNMV") to supervise the securities markets;

  •
  established a framework for the regulation of trading practices, tender offers and insider trading;

  •
  required stock exchange members to be corporate entities;

  •
  required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

  •
  established the legal framework for the Automated Quotation System;

  •
  exempted the sale of securities from transfer and value added taxes;

  •
  deregulated brokerage commissions; and

  •
  provided for transfer of shares by book-entry or by delivery of evidence of title. This law has been modified in part by Law 37/1998, effective November 16, 1998, adopting certain European Union directives relating to (a) investment services, (b) indemnification of investors, (c) capital requirements for investment companies and financial institutions and (d) legal, regulatory and administrative provisions relating to access to the services of financial institutions.

        The enactment of Act 44/2002, of November 22, 2002, on measures for the improvement of the financial system, has introduced significant development to the Securities Markets Act regime, including:

  •
  Integration of clearing and settlement systems (Sociedad de Sistemas);

  •
  Obligation of issuers to report to the CNMV any related party transactions;

  •
  A wider legal regime on inside information, Chinese walls, use of confidential information and stock price manipulation;

  •
  Obligation of issuers to create an Audit Committee composed of a majority of non-executive directors and chaired by one of such non-executive directors;

  •
  Obligation of issuers to provide to the CNMV a set of internal conduct regulations.

        Act 26/2003, of July 17, amending the Securities Markets Act and the Corporations Act, provides for new regulation concerning listed companies. The main developments include the following:

  •
  A specific chapter called "Listed Companies" has been included within the Securities Markets Act. This chapter regulates certain restrictions and obligations on the execution of shareholders agreements, the adoption of rules of the shareholders meeting, the publication of an annual report on corporate governance practices and the provision of the necessary procedures for assuring the exercise by the shareholders of their information rights.

  •
  As far as the Corporations Act is concerned, some articles referring to the information rights of the shareholders of listed companies and the general duties of the Directors have been developed.

          7.3.1.    Integration of the Spanish Official Organized Secondary Markets and Clearing and Settlement Systems into a Single Holding Company

        On June 20, 2001, the Management Companies (Sociedades Rectoras) of the Spanish stock exchanges, the AIAF Private Debt Wholesale Market, the MEFF and Citrics Futures and Options Markets, Senaf, A.V. S.A. S.O.N and Iberclear (a company incorporated by the prior Securities Clearing and Settlement Service, the SCLV and the Bank of Spain. in its capacity as management entity of the settlement system of the Public Debt Market) entered into a protocol relating to their integration into a single holding company.

        In furtherance of this protocol, on February 5 and 6, 2002, virtually all the shareholders of the aforementioned different companies involved entered into a framework agreement whereby, subject to certain conditions, including obtaining the authorization of the Spanish government as provided for in the 17th Additional Provision of the Securities Market Act 1988, as amended the shareholders of the relevant companies which operate the different secondary markets and settlement systems agreed to the incorporation of a holding company, to be named Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A., and to procure that the holding company launch an offer to all the shareholders of the relevant companies to exchange their shares in such companies for newly issued shares in the holding company.

        In compliance with the framework agreement, Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. was incorporated on February 15, 2002. The determination of the relevant share exchange ratios and the contribution by the shareholders of the shares of the different companies into the holding company in exchange for newly issued shares in the holding company was approved on June 18, 2002 by its shareholders. Authorization from the Council of Ministers (Consejo de Ministros) was granted on September 27, 2002, constituting the last step for incorporation of the holding company. The holding company has become the sole. shareholder of the companies which operate the different secondary markets and settlement systems. As of October 2002, all of the shareholders of the different companies involved, except the Bank of Spain in respect to its stake in Iberclear, contributed their shares into the holding company in exchange for newly issued shares in the holding company. Therefore, the holding company became the sole shareholder of the companies which operate the different secondary markets and settlement systems in Spain, except for the 39.7% of the capital of Iberclear which was owned by the Bank of Spain. As of September 2003, the Bank of Spain contributed its shares in Iberclear (39.7%) in exchange of new shares in the holding company.

  7.4 Trading by Subsidiaries/Affiliates

        The Spanish Corporations Law, dated December 22, 1989, prohibits the purchase by Repsol YPF and its affiliates of ordinary shares of Repsol YPF in the secondary market except in limited circumstances: (i) such a purchase of ordinary shares must be authorized by a General Meeting of shareholders of Repsol YPF, (ii) the ordinary shares so purchased are without economic or voting rights while held by Repsol YPF and without voting rights while held by its affiliates, and (iii) the total number of ordinary shares held by Repsol YPF and its affiliates may not exceed 5% of the total capital of Repsol YPF. Any acquisition of ordinary shares of Repsol YPF exceeding, or that causes Repsol YPF's and its affiliates holdings to exceed, one percent of Repsol YPF's share capital must be reported to the CNMV.

        The General Shareholders' Meeting held on March 31, 2004, authorized the Board of Directors to purchase ordinary shares of Repsol YPF in the secondary market for a period of 18 months from the

Shareholders' Meeting date. Since that date, neither Repsol YPF nor any of its affiliates have participated in the market buying ordinary shares or held any ordinary shares of Repsol YPF.

  7.5 Internal Code of Conduct for the Repsol YPF Group in respect of the Stock Markets

        Since 1993, Repsol YPF has had in place an internal code of conduct in which the principles and regulation of behavior in stock market trading are established.

        The Code of Conduct regulates the holding and investment in shares of the Company by Directors of Repsol YPF, S.A. and the companies that comprise the Repsol YPF Group, as well as certain members of management and employees. It also establishes the obligations on the part of such persons in relation to confidential information, and extends these obligations to external advisors who, by reason of the provision of professional services to Repsol YPF or companies within the Repsol YPF Group, may have access to this type of information.

        The current Code of Conduct was approved by the Board of Directors of Repsol YPF at a meeting held on July 26, 2003, and incorporates the precepts of the Law on Financial System Reform, Law 44/2002, of November 22, incorporating as well best practices in the area with the goal of contributing to the development of transparency and proper functioning of the stock markets and the protection of investors' interests. Likewise, the current Code of Conduct has been adapted to meet standard market practice in Argentina and New York, in those circumstances in which such market practice is applicable.

        This Regulation has been deposited with the CNMV and is also available on the Repsol YPF web-page www.repsolypf.com (which does not form part of this annual report).

8. Additional Information

  8.1 Memorandum and Articles of Association

          8.1.1    General

        Repsol YPF, S.A. is governed by its by-laws, by applicable law and regulations governing corporations and laws and regulations of a general nature that are applicable to it. Specifically, the Revised Text of the Corporations Law, Legislative Royal Decree 1564/1989, of December 22, underwent major changes with respect to publicly-traded corporations in 2003.

        Repsol YPF, S.A. was incorporated on November 12, 1986, by public deed notarized before the Public Notary of Madrid, D. Miguel Mestanza Fragero, filing number 4,293. The amendment of the by-laws to conform to the Revised Text of the Corporation Law of 1989 was approved by the annual general shareholders' meeting held on June 9, 1992. At the annual general meeting of shareholders held June 28, 2000, the shareholders approved the proposal to change the company's name to "Repsol YPF, S.A." effective as of the same date. Repsol YPF is registered in the Commercial Registry of Madrid on page M-65289.

        For a detailed description of Repsol YPF's objective and corporate purpose please see Section 2.1.2 "Information on Repsol YPF—Repsol YPF—Organization of Repsol YPF." Repsol YPF's corporate purpose is established in Article 2 of its by-laws. Copies of the by-laws, which have been incorporated by reference in this annual report, are available at the offices of Repsol YPF and are also available on the Repsol YPF web-page www.repsolypf.com (which does not form part of this annual report).

          8.1.2    Description of Shares of Repsol YPF

        As of the date of this annual report, the issued capital of Repsol YPF is €1,220,863,463 divided into a single series of 1,220,863,463 shares in book entry form, with a nominal value of €1.00 each.

        On February 24, 1999, the Repsol YPF Board of Directors approved the redenomination of Repsol YPF's capital stock in euros.

        The shares are in book-entry form. Shares are indivisible. Co-owners of one share must designate a single person to exercise their shareholders' rights, but they are jointly and severally liable to Repsol YPF for all the obligations flowing from their status as shareholders. The Sociedad de Sistemas (Iberclear) (see Section 7.2.2. "Offering and Listing—Nature of the Trading Market—Clearance and Settlement System") maintains a registry reflecting the number of shares held by each of its member entities (entidad participante) as well as the amount of these shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of these shares. Transfers of shares quoted on the Spanish Stock Exchanges must be made through or with the participation of a member of a Spanish Stock Exchange that is an authorized stockbroker by book entry or delivery of evidence of title to the buyer.

          8.1.3    Dividend and Liquidation Rights

        Payment of the interim dividend may be approved by the Board of Directors without shareholder approval provided that sufficient liquidity exists for purposes of the distribution (the amount to be distributed may not exceed the net income obtained since the close of the prior fiscal period, less losses from prior periods, amounts to be applied to reserves as required by applicable law or by the by-laws and the estimate of income tax to be paid on such net income. Payment of the final dividend is proposed by the Board of Directors and must be authorized by the shareholders at a general meeting. Holders of shares participate in such dividends for each year from the date agreed by a general meeting. According to Spanish law and Repsol YPF's by-laws, dividends may only be paid out of profits or distributable reserves if the value of Repsol YPF's net worth is not, and as a result of distribution would not be, less than its capital stock. The right to a dividend lapses and reverts to Repsol YPF if it is not claimed within five years after it becomes due.

        Dividends payable by Repsol YPF to non-residents of Spain are subject to a Spanish withholding tax at the rate of 15%.

        Under the deposit agreement with The Bank of New York as depositary under which the ADRs evidencing the ADSs are to be issued, dividends in connection with shares represented by the ADSs being offered will be received by the depositary.

        Upon liquidation of Repsol YPF, the shareholders would be entitled to receive proportionately any assets remaining after the payment of Repsol YPF's debts and taxes and expenses of the liquidation.

          8.1.4    Directors

        The members of the Board of Directors shall be elected by vote. For purposes of this election, any shares voluntarily grouped together in order to constitute a sum of capital equal to or greater than that resulting from dividing such grouped shares by the number of Board members, shall be entitled to appoint those who, exceeding whole fractions, are deducted from the corresponding proportion. Repsol YPF's directors are elected for terms of four years, and are reelected in staggered terms of one year. One-fourth of the Board of Directors is reelected each year. The Board of Directors may designate directors from among shareholders of Repsol YPF to fill a vacancy on the Board of Directors until the next general shareholders' meeting.

        Under Spanish law, directors of Repsol YPF have a duty of diligent administration and a duty to comply with duties imposed by law and Repsol YPF's by-laws, with fidelity to the corporate interest of the Company. Likewise, directors have a duty of loyalty, and may not use their positions as directors to undertake transactions for their own benefit or for the benefit of related parties, nor may they undertake for their own benefit or that of related parties transactions related to Repsol YPF's assets, if the directors became of such transaction while they were a director and the investment or transaction was offered to, or of interest to, Repsol YPF. Furthermore, under the Regulations applicable to the Board of Directors of Repsol YPF, directors are required to abstain from voting on a resolution if they have a conflict of interest.

        Each director is obligated to communicate any interest he or she has in the share capital of any company with the same, analogous or complementary business activities as those that make up the corporate purpose of Repsol YPF, as well as any positions he or she may have with any such company and any activities carried out individually, for his or her or another's account, that are similar, analogous or complementary to the corporate purpose of Repsol YPF.

        The Board of Directors of Repsol YPF is, pursuant to its by-laws, composed of a minimum of 9 and a maximum of 16 directors. The general shareholders' meeting held on April 4, 2003 determined that the Board of Directors would be composed of 14 members.

        The Regulations of the Board of Directors provide for, at least, three main types of Directors:

  •
  Executive Directors, who have an executive role and are members of senior management. The number of Executive Directors is limited to a maximum of three.

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

        The Directors are obligated to notify Repsol YPF their respective interests that they have in the capital of another company with the same as, or analogous or complementary to, Repsol YPF's activities, the roles and functions in such company carried out by such Directors, as well as any such same, analogous or complementary activities carried out by them for their own or another's account.

        The Board of Directors has the power to approve any credit transaction. The issuance of debt securities requires, however, the approval of a general shareholders' meeting.

        The Board of Directors of Repsol YPF has made available, from the year 1995, a Regulation that regulates its operation and that of its Committees. This Regulation was subject to modifications in 1997 and 2002 to gather the best practices in corporate governance, the principles and recommendations of the Olivencia Report, and the Code of Good Governance of the Spanish Market. On March 26, 2003, the Board of Directors, following the guidelines and principles of the Aldama Report on Good Corporate Governance, approved the Regulations that govern the structure and functions of the Board of Directors and its supervision and control. The existence of such Regulations is obligatory for all corporations listed on a Spanish stock exchange following the adoption of Law 26/2003, of July 17, 2003.

          8.1.5    Reporting Requirements

  A)
  Acquisition of shares

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

  •
  the National Stock Market Commission (Comisión Nacional del Mercado de Valores); and

  •
  if the investor is deemed "foreign" for purposes of Spanish law, to the General Directorate for Commercial Policy and Foreign Investment (Dirección General de Política Comercial e Inversiones Exteriores).

        The ownership thresholds that trigger these reporting obligations are reduced to 1% for purchasers residing in designated tax havens or jurisdictions lacking a supervisory body of the securities markets or, having such a supervisory body, if it refuses to exchange relevant information with the Spanish National Stock Market Commission. Furthermore, any person or group must similarly report any acquisition or transfer, regardless of size, of equity securities of a company listed on a Spanish Stock Exchange if such person or group is a member of the Board of Directors of such company.

  B)
  Shareholder agreements

        Entering into, extending or amending shareholder agreements regarding publicly traded business corporations, must be reported by the parties to the agreement to the company and to the Spanish National Stock Exchange Commission, accompanied by a copy of the clauses of the document, and deposited in the Commercial Registry and published as a relevant event.

        Shareholder agreements are agreements whose objective is the exercise of the right to vote in General Meetings, or agreements that restrict or condition the free transferability of stock or convertible or exchangeable obligations.

        A shareholder agreement shall have no effect whatsoever until such time as the aforementioned notifications, deposits and publication are made.

        The Spanish National Stock Exchange Commission may waive the requirement to report the agreement, deposit, and publish it when publishing the shareholder agreement could cause harm to the company.

          8.1.6    Duty to Notify the Government of Certain Transactions on the Shares of Repsol YPF

        Law 62/2003, of December 30, amended the regime established by Law 5/1995 in relation to the transfer of the stock of specific companies, among them Repsol YPF and other companies in the Repsol YPF group of companies. Pursuant to such Law, the direct or indirect acquisition, including through third parties, trustees or intermediaries, in a single act or in several successive acts, of the stock of Repsol YPF or of other securities which might directly or indirectly give a right to subscribe to or acquire such stock, provided that the result thereof is control over at least 10% of the capital stock, must be reported to the Government subsequent to the realization thereof, and the Government may object to the transfer due to the existence of direct or indirect significant risks or negative effects on the activities performed by the companies.

        Acts or transfers made without notification, or made against the opposition of the Government, shall be of no effect.

        This system is in effect for Repsol YPF through February 6, 2006.

        Law 62/2003 has modified the so-called "energy golden share" established by Law 55/1999. Legal or physical persons, majority-owned or otherwise controlled by public entities or administrations must notify the Spanish Government, upon execution, of any activity that results in the control or holding of 3% of the share capital or voting rights of companies that carry out activities in the energy markets.

          8.1.7    Preemptive Rights

        Pursuant to the Corporations Law, holders of ordinary shares and bonds convertible into ordinary shares have preemptive rights to subscribe for any new shares and bonds convertible into shares issued by Repsol YPF. The preemptive rights of holders of ordinary shares may not be available under special circumstances if precluded by a resolution passed at a meeting of shareholders in accordance with Article 159 of the Spanish corporations law.

        Further, the rights, in any event, will not be available in the event of an increase in capital:

  •
  in connection with the conversion of convertible bonds into shares in accordance with their terms;

  •
  in connection with a merger in which shares are issued as consideration; or

  •
  in connection with an acquisition of assets spun off by another company in which shares are issued as consideration.

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

          8.1.8    Shareholder Suits

        In accordance with Article 117 of the Corporations Law, Repsol YPF's by-laws provide that shareholders in their capacity as shareholders may bring actions challenging resolutions adopted at shareholders' meetings or Board of Directors' meetings only in Madrid, Spain. Only shareholders representing at least 5% of the issued and outstanding capital stock of Repsol YPF may challenge a resolution of the Board of Directors. Under the by-laws, shareholders must submit disputes with Repsol YPF to arbitration unless such disputes challenge resolutions adopted at a shareholders' meeting or at a Board of Directors' meeting, in which case such actions must be brought in a Madrid court.

        Under Spanish law, directors are liable to the company, the shareholders of the company and the creditors for acts and omissions contrary to Spanish law or the company's by-laws or for failure to carry out the duties and obligations required by the role of directors, including if the agreement had been approved or ratified by the shareholders.

        The liability of the directors is joint and several, except to the extent any director can demonstrate that he or she did not participate in the adoption or execution of the agreement at issue, was unaware of its existence, did all that was possible to mitigate any damages or expressly disagreed with the agreement or agreements.

          8.1.9    General Meetings of Shareholders

        The annual general meeting of the shareholders of Repsol YPF is held in Madrid during the first six months of each year on a date fixed by the Board of Directors. Extraordinary meetings may be called by the Board of Directors whenever deemed appropriate or at the request of shareholders representing at least 5% of Repsol YPF's share capital. Notices of all shareholders' meetings are published in the Commercial Registry's Official Bulletin and in two Madrid area newspapers at least 15 days prior to the meeting.

        In general, each share entitles the holder to one vote. However, article 27 of Repsol YPF's by-laws provides that no shareholder or group of companies may vote more than 10% of Repsol YPF's capital stock at a general meeting of shareholders regardless of its individual or aggregate holding in Repsol YPF. To modify article 27 of the by-laws, a special resolution approved by at least 75% of the shares entitled to vote present at the general shareholders' meeting is required. The same percentage vote is required to modify such supermajority requirement.

        Only holders of 150 or more shares are entitled to attend a general meeting of shareholders. Holders of fewer than 150 shares may aggregate their Repsol YPF shares by proxy and select a representative to attend a general meeting of shareholders. All holders may aggregate their shares for the election of directors.

        Any share may be voted by proxy. Proxies must be conferred in writing or by remote communication, provided the identity of the person so acting is duly verified and it is done entirely in accordance with the legally prescribed procedures. Proxies may be given to natural persons or legal entities and are valid for a single shareholders' meeting. A proxy may be revoked by written notice to Repsol YPF prior to the meeting or by attendance by the shareholder at the meeting.

        Pursuant to the Regulations that govern the general meetings, voting on the proposals included in the agenda may be delegated or exercised by a shareholder through the mail, electronically, or by any other remote communication media, provided that the identity of the person casting the vote is duly verified. Shareholders casting remote votes will be counted as present for the purposes of convening the meeting. The means and procedures by which the exercise and delegation of votes cast remotely remain subject to regulatory development.

        If the directors or another person have made a public request for representation, the director who obtains it may not exercise the right to vote corresponding to the stock represented on those points on the agenda of the day for which there is a conflict of interest (his appointment, ratification, removal, severance or resignation; exercise of corporate actions for damages against him; approval of the company's transactions with the director; etc.).

        Only holders of shares registered at least five days prior to the day on which a shareholders' meeting is scheduled, in the manner provided in the notice for such meeting, may attend and vote at such meeting. Subject to the above, The Bank of New York or its nominee will be entitled to vote the Repsol YPF shares represented by the ADSs. The deposit agreement provides that The Bank of New York or its nominee will accept voting instructions from ADS holders and execute such instructions as permitted by law and by the terms governing the shares.

        The by-laws provide that, on the first call of an ordinary or extraordinary general shareholders' meeting, the presence in person or by proxy of shareholders representing at least 25% of the voting capital of Repsol YPF will constitute a quorum. If on the first call a quorum is not present, then the meeting can be reconvened by a second call at which time the shareholders present will constitute a quorum, irrespective of the voting capital represented at such meeting. However, a resolution in a shareholders' meeting seeking to modify the by-laws of Repsol YPF, change its share capital or corporate purpose, issue bonds, merge, dissolve, spin-off assets, issue new shares and bonds convertible into shares with exclusion of preemptive rights or transform its legal form requires on first call the presence in person or by proxy of shareholders representing at least 50% of the voting capital of Repsol YPF, and on a second call the presence in person or by proxy of shareholders representing at least 25% of the voting capital. If on this second call the shareholders represent less than 50% of the voting capital, such resolutions may only be passed upon the vote of shareholders representing two-thirds of the capital present or represented at such meeting.

        Resolutions in all other cases are passed by a majority of the votes cast. Resolutions passed by a shareholders' meeting are binding upon all shareholders. In limited circumstances, such as when a company's corporate purpose is changed or it is transformed into a different type of legal entity, Spanish law gives dissenting or absent shareholders the right to have their shares redeemed by Repsol YPF at prices determined in accordance with established formulas.

        The Regulations that govern the general meetings of shareholders were approved at the general shareholders' meeting held on April 4, 2003 The Regulations have been amended at the general shareholders' meeting held on March 31, 2004, in order to incorporate into the Regulations the new requirements introduced by Law 26/2003, of July 17, 2003, regarding "remote voting" and shareholder information rights. The existence of such Regulations is obligatory for all corporations listed on a Spanish stock exchange following the adoption of Law 26/2003, of July 17, 2003.

          8.1.10    Duty to Notify the Government of Certain Transactions and Resolutions

        Law 62/2003, of December 30, amended the regime established by Law 5/1995 in relation to the taking of certain decisions by certain companies, among them Repsol YPF and other companies in the Repsol YPF group of companies. Pursuant to such Law, the Government must be notified after the following decisions are taken:

  •
  Voluntary winding-up, spin-off or merger of the institution;

  •
  Transfer or encumbrance, in any form and under any title of the following strategic assets or parts thereof, of which they are the owners, so long as such assets are located in Spanish territory: oil and gas reserves, refineries, natural gas and petroleum products storage facilities, pipelines and some LPG bottling and storage facilities;

  •
  Transfer or encumbrance, in any form and under any title, of the stock or other securities held by Repsol YPF in the other companies of Repsol YPF Group affected by this regime, namely Repsol Petróleo, Repsol Comercial de Productos Petrolíferos, Repsol Butano, Petróleos del Norte (Petronor) and Repsol Investigaciones Petrolíferas; or

  •
  Change of the corporate purpose.

        The competent administrative body may object to the decision or transaction noticed as a result of the existence of direct or indirect significant risks or negative effects on the activities performed by the companies.

        This system is in effect for Repsol YPF until February 6, 2006.

          8.1.11    Restrictions on Investments in Spanish Companies

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

        Pursuant to Law 18/1992, of July 1, and Royal Decree 664/1999, of April 23, foreign investors may freely invest in shares of Spanish companies and need only notify of their investment the Spanish Ministry of Economy after they have made their investment and for administrative, economic and statistical purposes, for the purposes of its registration with the Spanish Registry of Foreign Investments. The shares underlying the ADSs are so registered.

        Law 19/2003, of July 4, which has as its purpose the establishment of a regulatory regime relating to capital flows to and from legal or natural persons abroad and the prevention of money laundering, generally provides for the liberalization of the regulatory environment with respect to acts, businesses, transactions and other operations between Spanish residents and non-residents of Spain in respect of which charges or payments abroad will occur, as well as money transfers, variations in accounts, or financial debit or credits abroad. These operations only must be reported to the Ministry of the Economy and the Bank of Spain for informational and statistical purposes.

        The most important developments resulting from Law 19/2003 are the obligations on financial intermediaries to provide to the Spanish Ministry of Economy and Finance and the Bank of Spain information corresponding to client transactions. The form and timeframe for compliance with this obligation is pending regulatory development.

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

          8.1.12    Website

        Starting on February 9, 2004, it is mandatory for publicly-traded corporations in Spain to have a website so that stockholders may exercise their right to information, and to disseminate relevant information.

        According to applicable law, the minimum content that such website must include is the following: the by-laws, the code of conduct for the Board of Directors, the regulations for the committees of the Board of Directors, the regulations for the annual general shareholders' meeting, the regulations for the Disclosure Committee, the financial statements, the annual report, the report on corporate governance, the report on the environment, the code of conduct for stock market activity, and the code of ethics, among others. Of particular note are maintenance on the website of the procedures relating to the grant of proxies for the General Meeting of Stockholders and the exercise of the right to vote remotely and publication of relevant events.

        The aforementioned documents are also available at the registered office of Repsol YPF, Paseo de la Castellana, 278, attention of the Office of Investor Relations, whose telephone number is +34 900 100 100.

        Repsol YPF has its own website, www.repsolypf.com, the content of which has been adapted to comply with the provisions of the aforementioned regulations.

  8.2 Dividends

        Repsol YPF's dividend policy will be guided by the principle of ensuring remuneration for our shareholders, even in low-cycle scenarios. The plan is to continue increasing dividend payout significantly, in a stable manner, in the long term allocating 40% of the Company's net income in mid-cycle conditions.

        The general shareholder's meeting held on March 31, 2004, approved the payment of a total dividend with respect to fiscal year 2003 of €0.40 per share. This dividend represents a 29% increase from the 2002 dividend and a 24.28% pay-out ratio (portion of net income distributed as dividend), in line with Repsol YPF's prudent policy, which, despite the recent improvement in the outlook for Argentina, aims to strengthen Repsol YPF's financial structure.

        Pursuant to Spanish law and Repsol YPF's by-laws, dividends may only be paid out of profits or distributable reserves if Repsol YPF's net worth is not, and as a result of such distribution would not be, less than its capital stock. While Repsol YPF has paid and expects to pay dividends each year, the payment of dividends will depend upon Repsol YPF's earnings, financial condition and other factors.

        The following table sets forth the interim, final and total dividends paid per share in respect of each year indicated and translated into U.S. dollars per ADS. All per ADS and per share data presented below have been adjusted to reflect the three-for-one stock split of shares of Repsol YPF which became effective April 19, 1999. Unless otherwise indicated, U.S. dollar amounts shown are calculated based on the noon buying rates for the euro in effect at the respective payment dates.

Year Ended December 31,	Interim	Final	Total	Interim	Final		Total
	(euros per share)			(dollars per ADS)
1999	0.16	0.26	0.42	0.16	0.24		0.41
2000	0.19	0.31	0.50	0.18	0.26		0.45
2001	0.21	—	0.21	0.19	—		0.19
2002	0.15	0.16	0.31	0.16	0.17		0.33
2003	0.20	0.20	0.40	0.25	0.25	(1)	0.50	(1)

(1)
Final dividend calculated at the exchange rate of €0.79 = US$1.00, the Noon Buying Rate for the euro on December 31, 2003.

        Dividends payable by Repsol YPF to non-residents of Spain are subject to a Spanish withholding tax at the rate of 15%. However, pursuant to a treaty between Spain and the United States and to Spanish legislation currently in force, holders of ADSs or shares meeting various requirements may benefit from withholding tax at a reduced rate of 15%. See Section 8.3 "—Taxation" below for more information about the reduced rate of withholding tax in Spain.

  8.3 Taxation

          8.3.1    Spanish Taxation

        The following is a discussion of the material Spanish and U.S. federal income tax consequences of purchasing, owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire such securities. The discussion applies only if you hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

  •
  certain financial institutions;

  •
  insurance companies;

  •
  dealers and traders in securities or foreign currencies;

  •
  persons holding ordinary shares or ADSs as part of a hedge, straddle or conversion transaction;

  •
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  •
  persons liable for the alternative minimum tax;

  •
  tax-exempt organizations;

  •
  persons holding ordinary shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

  •
  persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

        The discussion regarding Spanish tax laws below is based on interpretations of those laws in force as of the date of this annual report. The discussion of U.S. federal income tax consequences is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as currently in effect. These Spanish and U.S. laws are subject to change, possibly on a retroactive basis. The discussion of the Spanish and U.S. federal tax consequences is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisers concerning the Spanish, U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of ordinary shares or ADSs in your particular circumstances.

        As used herein, the term "United States Holder" means a beneficial owner of ordinary shares or ADSs who is, for U.S. federal tax purposes:

  •
  a citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

  •
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        As used herein, the term "United States Resident" means a United States Holder who is a resident of the United States for the purposes of the Convention between the United States and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income together with a related Protocol.

        In general, if you hold ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for purposes of the Treaty and for U.S. federal income tax purposes.

        Taxation of Dividends.    Under Spanish law, dividends paid by Repsol YPF to a holder of ordinary shares or ADSs who is not resident in Spain for tax purposes and does not operate through a permanent establishment in Spain, are subject to Spanish Non-Resident Income Tax, withheld at source at a 15% rate.

        According to the provisions of the Treaty, dividends paid by a Spanish entity to a United States Resident, within the terms of such Treaty, may be taxed in Spain at a maximum reduced rate of 15%. Thus, for dividends paid since January 1, 2003, because the ordinary withholding rate is equal to the Treaty-reduced rate, no special procedure for the application of reduced rates or for receiving a refund is required when the holder is a United States Resident. Holders who are residents of another country, should consult their own tax advisors regarding the availability of reduced rates and refunds.

        Taxation of Rights.    Distribution of preemptive rights to subscribe for new shares made with respect to your shares in Repsol YPF will not be treated as income under Spanish law and, therefore, will not be subject to Spanish Non Resident Income Tax. The exercise of such preemptive rights is not considered a taxable event under Spanish law and thus is not subject to Spanish tax. Capital gains derived from the disposition of preemptive rights obtained by United States Residents are generally not taxed in Spain provided that certain conditions are met (see "—Spanish Taxation—Taxation of Capital Gains" below).

        Taxation of Capital Gains.    Under Spanish law, any capital gains realized from the sale of securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, income obtained by you, if you are a United States Resident, from the sale of Repsol YPF ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is currently levied at a 35% tax rate on capital gains realized by persons who (i) are non residents of Spain for tax purposes; (ii) are not entitled to the benefit of any applicable treaty; and (iii) do not operate through a fixed base or a permanent establishment in Spain.

        Notwithstanding the above, capital gains derived from the transfer of shares in an official Spanish secondary stock market by any holder who is resident in a country that has entered into a treaty with an "exchange of information" clause (the Treaty contains currently such a clause), will be exempt from taxation in Spain. Additionally, capital gains realized by non-residents of Spain who are entitled to the benefit of an applicable treaty will, generally, not be taxed in Spain (since most tax treaties provide for taxation only in the taxpayer's country of residence). If you are a United States Resident, by virtue of the Treaty, capital gains arising from the disposition of ordinary shares or ADSs generally will not be taxed in Spain, provided that you have not maintained a direct or indirect holding of at least 25% in the capital of Repsol YPF during the twelve months preceding the disposition of the stock. You will be required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an Internal Revenue Service certificate of residence in the United States, together with the corresponding Spanish tax form.

        Spanish Wealth Tax.    If you do not reside in Spain and you hold shares located in Spain, you are subject to Spanish Wealth Tax (Spanish Law 19/1991), which imposes a tax on property located in Spain on the last day of any year. It is possible that the Spanish tax authorities may contend that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, and you are a non-resident of Spain who held ADSs of Repsol YPF or ordinary shares on the last day of any year, you would be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such ordinary shares or ADSs during the last quarter of such year. United States Residents should consult their tax advisors with respect to the applicability of Spanish Wealth Tax.

        Spanish Inheritance and Gift Taxes.    Transfers of Repsol YPF shares or ADSs upon death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987), if the transferee is a resident of Spain for tax purposes, or if Repsol YPF shares or ADSs are located in Spain, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may argue that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 7.65% and 81.6% for individuals.

        Alternatively, gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 35% tax rate on the fair market value of the shares as a capital gain. Hence, if the donor is a United States resident corporation, the exclusions available under the Treaty described in the section "—Taxation of Capital Gains" above will be applicable.

        Spanish Transfer Tax.    Transfers of Repsol YPF ordinary shares or ADSs will be exempt from Transfer Tax (Impuesto sobre Transmisiones Patrimoniales) or Value-Added Tax. Additionally, no Stamp Duty will be levied on such transfers.

          8.3.2    Unites States Taxation

        Taxation of Distributions.    Distributions paid on ADSs or ordinary shares, to the extent paid out of current or accumulated earnings and profits, other than certain pro rata distributions of common shares, as determined under United States federal income tax principles, will be treated as a dividend. The amount of this dividend will include any amounts withheld by Repsol YPF or its paying agent in respect of Spanish taxes. Under recently enacted legislation, dividends received by non-corporate United States Holders on shares or ADSs may be subject to U.S. federal income tax at lower rates (generally 15%) than other types of ordinary income if certain conditions are met. United States Holders should consult their own tax advisers regarding the implications of this legislation in their particular circumstances. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

        Dividends paid in euro will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your or, in the case of ADSs, the depositary's receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt. You should consult your own tax advisers regarding any special reporting requirements that may be imposed if the amount of any loss exceeds certain thresholds.

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

        The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Such actions would also be inconsistent with claiming the 15% rate applicable to certain dividends received by non-corporate holders. Accordingly, the creditability of Spanish taxes and the availability of the 15% rate for dividends received by certain non-corporate holders described above could be affected by actions taken by parties to whom ADSs are pre-released. You should consult your own tax advisers to determine whether you are subject to any special rules which affect to your ability to make effective use of foreign tax credits or which limit the availability of the 15% rate for dividends.

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

        Passive Foreign Investment Company Rules.    We believe that we were not a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes for the 2003 taxable year. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, equity investments in non-controlled entities) from time to time and since the characterization of certain income and assets as uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held ordinary shares or ADSs, certain adverse consequences could apply to you.

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

  8.4 Available Information

        Repsol YPF is subject to the information requirements of the Exchange Act, except that as a foreign issuer, Repsol YPF is not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, Repsol YPF files or furnishes reports and other information with the SEC. Reports and other information filed or furnished by Repsol YPF with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Office at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-732-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. Such reports and other information statements and other information about us can be downloaded from the SEC's website and may also be inspected and copied at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which Repsol YPF's American Depositary Shares are listed.

        In addition, certain codes of conduct and other internal regulations, as well as certain corporate governance regulations applicable to and recommendations made for Spanish-listed companies are available on the Repsol YPF web-page www.repsolypf.com (which does not form part of this annual report)

  8.5 Material Contracts

          8.5.1    Shareholders' Agreement with La Caixa for the joint control of Gas Natural

        On June 20, 2003, Repsol YPF and La Caixa further amended their Shareholders' Agreement with respect to Gas Natural, dated January 11, 2000, through a Second Addendum to the Novation Agreement of May 16, 2002 (as first amended by an Addendum dated December 16, 2002).

        The most significant aspects of these agreements with La Caixa are the following:

  •
  Repsol YPF and La Caixa will jointly control Gas Natural in accordance with principles of transparency, independence and professional diligence.

  •
  To increase the number of members of the Board of Directors of Gas Natural to 17 members to include as a member Caixa de Catalunya, which holds, jointly with HISUSA Holding de Infraestructuras y Servicios Urbanos, S.A., an 8% interest in Gas Natural. Repsol YPF and La Caixa will each have the right to nominate five directors. Repsol YPF and la Caixa will vote in favor of each other's nominees. The remaining six directors will be independent directors;

  •
  La Caixa will nominate the Chairman of the Board of Directors of Gas Natural and Repsol YPF will nominate the Managing Director. Repsol YPF's and La Caixa's directors will vote in favor of each other's nominees for these positions.

  •
  The Executive Committee of the Board of Directors of Gas Natural will be composed of eight members, consisting of three members nominated by each of Repsol YPF and La Caixa out of the directors they respectively nominated to the Board of Directors of Gas Natural, including the Chairman of the Board of Directors and the Managing Director. The other two members of the Executive Committee will be independent directors.

  •
  To propose at the Gas Natural annual general shareholder's meeting held on June 23, 2003 the appointment of Enrique Locutura Rupérez to the Board of Directors of Gas Natural, with a view to his later appointment as Managing Director of Gas Natural; and

  •
  To jointly agree, prior to its submission to the Board of Directors of Gas Natural, (i) the strategic plan of Gas Natural, which will include all decisions affecting the strategy of Gas Natural, (ii) the corporate structure of Gas Natural, (iii) the annual budget of Gas Natural, (iv) any business combinations and (v) any acquisitions or disposal of strategic assets of Gas Natural.

9. Quantitative and Qualitative Disclosure About Market Risk

        As used throughout this Section 9, "Libor" refers, unless otherwise indicated, to the three-month London Interbank Offered Rate, "Euribor" refers, unless otherwise indicated, to the three-month Euro Interbank Offered Rate, "6m Libor" refers to the six-month Libor Interbank Offered Rate and "6m Euribor" refers to the six-month Euro Interbank Offered Rate. As used throughout this Section 9, "b.p" refers to basis points, which equal one-hundredth of a percent (1/100 of 1%).

  9.1 Oil Price Exposure

        In the refining business, Repsol YPF is exposed to various market risks relating to the volatility of crude oil and crude oil product prices. To manage these risks, Repsol YPF engages in hedging transactions involving futures and other derivative instruments. Repsol YPF purchases and sells futures contracts (mainly on the International Petroleum Exchange and the New York Mercantile Exchange) in order to reduce its exposure to the effects of market price changes on its crude oil and products inventories. From time to time, Repsol YPF also purchases and sells over-the-counter derivative instruments, principally forwards, swaps and options, with financial institutions whose credit is rated "A" or better. Such instruments are used only for hedging market risks arising from Repsol YPF's industrial and commercial activities.

        The following tables set forth certain information with respect to oil price-sensitive instruments issued or held by Repsol YPF at December 31, 2003. Repsol YPF had no material exposure to such instruments (other than the forward contracts discussed above) at December 31, 2001, 2002 and 2003. Repsol YPF had no material exposure to crude oil price-sensitive instruments entered into for trading purposes in 2001, 2002 and 2003.

Non-trading portfolio

			Expected maturity date
At December 31, 2003	Thousands of barrels	Average settlement price
			2004	2005	2006	2007	2008	Thereafter	Total	Fair value
		(US$ per barrel)							(thousands of US$)
Buy contracts
Short term:
WTI	4,223	31.93	134,846.23						134,846.23	765.45
Short-term:
Gas oil
Sell contracts
Short term:
WTI	3,006	32.58	97,933.16						97,933.16	(221.4)
Short-term:
Gas oil
Swap contracts(1)
Short-term:
WTI	790	5.24	4,139.07						4,139.07	82.2
Dubai	400	14.41	5,763.80						5,763.80	1.8
			Expected maturity date
At December 31, 2003	Thousands of Tonnes	Average settlement price
			2004	2005	2006	2007	2008	Thereafter	Total	Fair value
		(US$ per tonne)							(thousands of US$)
Swap contracts(1)
Short term:
Gas oil	15	22.50	337.5						337.5	78.8
Propano	12	327.58	3,931.9						3,931.9	217.9
Nafta	639	282.4	180,478.6						180,478.6	2,135.9

        Additionally, Repsol YPF has hedged, through Gas Natural, the sale price of gas for a volume of 2,088 GWh with maturities from 2004 to 2006. Repsol YPF has also hedged the purchase price of natural gas for €105 million, and the hedges mature in the first half of 2004.

			Expected maturity date
At December 31, 2002	Thousands of barrels	Average settlement price								Fair value
			2003	2004	2005	2006	2007	Thereafter	Total
		(US$ per barrel)							(thousands of US$)
Buy contracts
Short term:
WTI	2,794	26.534	73,707	430	—	—	—	—	74,137	2,321
Sell contracts
Short term:
WTI	1,646	28.911	47,587	—	—	—	—	—	47,587	(1,940)
Swap contracts(1)
Short-term:
WTI	2,592	17.675	45,813	—	—	—	—	—	45,813	(2,833)
Brent	950	26.2	24,890	—	—	—	—	—	24,890	3,966
Dubai	650	7.521	4,889	—	—	—	—	—	4,889	(75)
Unleaded Gasoline	23	29.740	678	—	—	—	—	—	678	111
Gas oil	13	31.647	399	—	—	—	—	—	399	52
Fuel oil	322	25.002	8,051	—	—	—	—	—	8,051	(909)
			Expected maturity date
At December 31, 2002		Average settlement price								Fair value
	Tonnes		2003	2004	2005	2006	2007	Thereafter	Total
		(US$ per tonne)							(thousands of US$)
Swap contracts(1)
Short-term:
Propane	2,000	333.150	666	—	—	—	—	—	666	4
Naphtha	282,927	237.557	67,211	—	—	—	—	—	67,211	2,267

(1)
Repsol YPF pays a fixed price and receives market price. The "Average settlement price" column shows the rate paid by Repsol YPF under the swaps.

          9.1.1    Crude Oil Price Swaps

        At December 31, 2003, Repsol YPF had crude oil price swap contracts on a total of 27.7 million barrels of crude oil under which Repsol YPF must deliver set amounts of crude oil at fixed prices averaging $19.75 per barrel in exchange for the same quantities of crude oil at market prices, according to the following schedule:

	2004	2005	2006	2007	2008	Total	Fair Value
Volume of contract (millions of barrels)	5.8	5.8	5.8	5.8	4.5	27.7
Price of contract (US$ per barrel)	19.62	19.62	19.62	19.62	20.22	19.75
Amount of contract (millions of US$)	114	114	114	114	91	547	193.35

        These crude oil price swaps were entered in connection with the forward oil sale agreements described in Section 3.8.1.2 "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Transactions With Unconsolidated Special Purpose Entities."

  9.2 Foreign Currency Exposure

        Repsol YPF's results of operations are exposed to foreign exchange rate movements because it publishes its financial statements in euros while a substantial part of its revenues and certain of its expenses are denominated in or indexed to dollars. Approximately 34.21% of Repsol YPF's total 2003 sales were made outside the European Union. The billing currency of products sold outside the European Union is primarily the U.S. dollar. Repsol YPF is also exposed, to a lesser extent, to the Argentine peso. See Section 3.2.3.1 "Operating and Financial Review and Prospects—Factors Affecting Repsol YPF's Consolidated Results of Operations—Critical Accounting Policies."

        Currency exposure also arises from some domestic sales. Domestic sales of bottled and pipeline-delivered LPG and natural gas are subject in most cases to price ceilings established by the Spanish government. See Section 2.3.1 "Information on Repsol YPF—Regulation of the Petroleum Industry—Spain." The Spanish government determines these prices on a "cost plus" basis. As part of the price formula, raw material costs take into account among other components, the euro/U.S. dollar exchange rate, which is reflected to some extent in the selling price. Petroleum products are sold in Spain at market prices. These prices reflect to some extent the international import parity prices which are denominated in U.S. dollars.

        Repsol YPF's policy is to fund its activities in the same functional currency as its foreign investments, although certain of our peso functional currency investments have been financed with U.S. dollar indebtedness. See Section 3.2.3.1 "Operating and Financial Review and Prospects—Factors Affecting Repsol YPF's Consolidated Results of Operations—Critical Accounting Policies." At December 31, 2003, 117.37% of consolidated net debt of Repsol YPF was denominated in foreign currencies, mainly in U.S. dollars, either directly or through foreign exchange forward contracts. To implement this policy, the desired currency of funding is obtained either directly from the capital markets or indirectly through foreign exchange forward contracts coupled with funding in other currencies. Repsol YPF does not use foreign exchange forward contracts to hedge anticipated transactions.

        The tables below set forth certain information with respect to exchange rate sensitive instruments issued or held by Repsol YPF at December 31, 2003 and 2002. Repsol YPF had no material exchange rate risk arising from trading instruments at December 31, 2003.

          9.2.1    Foreign Currency Forwards

Non-trading portfolio

        At December 31, 2003 and 2002, Repsol YPF was party to foreign currency forward agreements as detailed below.

	Expected maturity date
At December 31, 2003								Fair Value(1)
	2004	2005	2006	2007	2008	Thereafter	Total
Forwards
Euro/USD(2)
Contract Amount	722.18	—	—	—	—	—	722.18	21.73
Average contractual Exchange rate	1.22	—	—	—	—	—	—
USD/Euro(2)
Contract Amount	1,069.58	—	—	—	—	—	1,069.58	(18.69)
Average contractual Exchange rate	1.23	—	—	—	—	—	—
GBP/USD(2)
Contract Amount	0.60	—	—	—	—	—	0.60	0.03
Average contractual Exchange rate	1.71	—	—	—	—	—	—
USD/BRL(2)
Contract Amount	5.00	—	—	—	—	—	5.00	(0.13)
Average contractual Exchange rate	2.9869	—	—	—	—	—	—
USD/ARS(2)
Contract Amount	5.00	—	—	—	—	—	5.00	0.09
Average contractual Exchange rate	2.9975	—	—	—	—	—	—
USD/CLP(2)
Contract Amount	16.65	—	—	—	—	—	16.65	(0.51)
Average contractual Exchange rate	611.89	—	—	—	—	—	—
USD/CLP(2)
Contract Amount	1.00	—	—	—	—	—	1.00	(0.01)
Average contractual Exchange rate	599.8	—	—	—	—	—	—
USD/EUR(2)
Contract Amount	128.44	—	—	—	—	—	128.44	2.91
Average contractual Exchange rate	1.22	—	—	—	—	—	—
USD/EUR(2)
Contract Amount	37.00	—	—	—	—	—	37.00	(1.68)
Average contractual Exchange rate	1.2242	—	—	—	—	—	—
USD/EUR(2)
Contract Amount	21.18	0.54	—	—	—	—	21.72	(0.73)
Average contractual Exchange rate	1.224210	—	—	—	—	—	—
EUR/USD(2)
Contract Amount	11.90	—	—	—	—	—	11.90	(0.08)
Average contractual Exchange rate	1.22509	—	—	—	—	—	—
USD/EUR(2)
Contract Amount	72.02	—	—	—	—	—	72.02	(2.93)
Average contractual Exchange rate	1.224182	—	—	—	—	—	—

(1)
In millions of euros equivalent at the relevant exchange rate on December 31, 2003.

(2)
In millions of first currency (except exchange rate information). Repsol YPF buys the first currency named and sells the second one.

	Expected maturity date
At December 31, 2002								Fair Value(1)
	2003	2004	2005	2006	2007	Thereafter	Total
Forwards
USD/Euro(2)
Contract Amount	1,273.8	—	—	—	—	—	1,273.8	(72.09)
Average contractual Exchange rate	0.984	—	—	—	—	—
GBP/USD(2)
Contract Amount	0.6	—	—	—	—	—	0.6	0.034
Average contractual Exchange rate	1.5416	—	—	—	—	—

(1)
In millions of euros equivalent at the relevant exchange rate on December 31, 2002.

(2)
In millions of first currency (except exchange rate information). Repsol YPF buys the first currency named and sells the second one.

          9.2.2    Financial Debt and Preferred Shares

        The following tables set forth information with regard to financial debt and preferred shares denominated in euros and other currencies, detailed by currency, as of December 31, 2003 and 2002:

	Expected maturity date
At December 31, 2003								Fair Value
	2004	2005	2006	2007	2008	Thereafter	Total
	(millions of euros)(1)
Financial debt
US$	3,209	1,696	736	274	203	1,212	7,330	7,586
Euros	1,051	249	261	442	14	1,294	3,311	3,326
Other	110	45	0	0	7	20	182	182
Preferred shares
US$	—	—	—	—	—	576	576	—
Euros	—	—	—	—	—	3,000	3,000	—

(1)
In millions of euros equivalent at the relevant exchange rate on December 31, 2003.

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

December 31, 2003 and 2002, Repsol YPF was party to cross-currency interest rate swap agreements as detailed below.

	Expected maturity date
At December 31, 2003
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(millions of euros)(1)
Variable to variable
Contract/notional amount (USD)	5.78	0.49	—	—	—	—	6.27	(0.24)
Average pay rate (USD)	US Libor + spread	US. Libor + spread	—	—	—	—
Average receive rate (BRL)	CDI BRL	CDI BRL	—	—	—	—
Contract/notional amount (USD)	0.98	—	—	—	—	—	0.98	(0.05)
Average pay rate (USD)	US Libor + spread	—	—	—	—	—
Average receive rate (BRL)	CDI BRL	—	—	—	—	—
Fixed to fixed
Contract/notional amount (EUR)	1,725	—	750	—	—	1,175	3,650	897.75
Average pay rate (USD)	5.34%	—	6.35%	—	—	7.16%
Average receive rate (EUR)	3.75%	—	5.75%	—	—	6.00%

(1)
In millions of euros equivalent (except rates) at the relevant exchange rate on December 31, 2003.

	Expected maturity date
At December 31, 2002								Fair Value
	2003	2004	2005	2006	2007	Thereafter	Total
	(millions of euros)(1)
Variable to variable
Contract notional amount (USD)	4.95	2.83	2.68	—	—	—	10.46	0.313
Average pay rate (USD)	Libor+ 27.07%	Libor+ 10.28%	Libor + 5.86%	—	—	—
Average receive rate (BRL)	107.21%× CDI BRL	105.96%× CDI BRL	100%×CDI BRL	—	—	—
Variable to fixed
Contract notional amount (EUR)	900	—	—	—	—	—	900	142.82
Average pay rate (USD)	4.068%	—	—	—	—	—
Received rate (EUR)	Euribor + 100 b.p.	—	—	—	—	—
Contract notional amount (EUR)	1,916	—	—	—	—	—	1,916	313.35
Average pay rate (USD)	2.977%	—	—	—	—	—
Received rate (EUR)	Euribor	—	—	—	—	—
Fixed to fixed
Contract notional amount (EUR)	—	1,725	—	750	—	1,175	3,650	213.88
Average pay rate (USD)	—	5.341%	—	6.348%	—	7.160%
Average receive rate (EUR)	—	3.750%	—	5.750%	—	6.000%

(1)
In millions of euros equivalent (except rates) at the relevant exchange rate on December 31, 2002.

  9.3    Interest Rate Exposure

        Of total financial debt, which amounted to €10,823 million as of December 31, 2003, €4,537 million were fixed interest rate instruments, the fair value of which fluctuates with variations in interest rates.

        The following tables set forth information with regard to long-term fixed rate debt as of December 31, 2003 and 2002, detailed by currency and maturity date:

	Expected Maturity Date
At December 31, 2003	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(millions of euros)(1)
Long-Term Debt fixed rate
US Dollar	1,326	660	193	52	1,103	3,334	3,590
Average Interest Rate	7.39%	6.57%	8.24%	7.26%	7.46%
Euro	22	—	39	—	1,143	1,203	1,218
Average Interest Rate	5.35%	—	5.87%	—	5.14%

(1)
In millions of euros equivalent at the relevant exchange rate on December 31, 2003.

	Expected Maturity Date
At December 31, 2002							Fair Value
	2004	2005	2006	2007	Thereafter	Total
	(millions of euros)(1)
Long-Term Debt fixed rate
US Dollar	380	1,598	(15)	292	133	2,388	2,794
Average Interest Rate	7.80%	7.37%	7.55%	7.67%	8.70%
Euro	1,744	19	750	—	1,302	3,815	3,738
Average Interest Rate	3.77%	5.35%	5.75%	—	6.08%
Other	1	—	—	—	—	1	1
Average Interest Rate	0.00%	—	—	—	—

(1)
In millions of euros equivalent at the relevant exchange rate on December 31, 2002.

          9.3.1    Interest Rate Swaps

        At December 31, 2003 and 2002, Repsol YPF had interest rate swap arrangements according to the following schedule:

	Expected maturity date
At December 31, 2003								Fair Value
	2004	2005	2006	2007	2008	Thereafter	Total
	(millions of euros)(1)
Variable to variable
Contract Amount (EUR)	—	—	—	32.58	—	—	32.58	0.60
Average pay rate	—	—	—	6m Euribor - 0.1%	—	—
Average receive rate	—	—	—	6m Euribor + 0.38%	—	—
Variable to fixed
Contract Amount (MEX)	19.17	—	—	—	—	—	19.17	0.07
Average pay rate	6.9% - 8.8%	—	—	—	—	—
Average receive rate	MXN-TIIE	—	—	—	—	—
Contract Amount (EUR)	—	—	—	39.00	—	—	39.00	(3.98)
Average pay rate	—	—	—	5.87%	—	—
Average receive rate	—	—	—	6m Euribor +42 bp	—	—
Contract Amount (EUR)(2)	—	—	—	—	—	673.95	673.95	(186.25)
Average pay rate	—	—	—	—	—	6.75%
Average received rate	—	—	—	—	—	3m Euribor

Contract Amount(USD)	—	—	—	—	—	4.00	4.00	(0.25)
Average pay rate	—	—	—	—	—	5.25%
Average receive rate	—	—	—	—	—	3m Libor
Contract Amount(USD)	—	—	—	—	—	4.00	4.00	(0.24)
Average pay rate	—	—	—	—	—	5.07%
Average receive rate	—	—	—	—	—	3m Libor
Contract Amount(USD)	—	—	—	—	—	48.83	48.83	0.08
Average pay rate	—	—	—	—	—	6.9% - 6.385%
Average receive rate	—	—	—	—	—	USD Libor

(1)
In millions of euros equivalent at the relevant exchange rate on December 31, 2003.

(2)
See Section 9.3.3 Interest Rate Options.

	Expected maturity date
At December 31, 2002
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(millions of euros)(1)
Variable to fixed
Contract notional amount (EUR)	24.04	—	—	—	—	—	24.04	0.12
Average pay rate	Euribor	—	—	—	—	—
Received rate	3.6025%	—	—	—	—	—
Contract notional amount (USD)	—	—	—	—	—	7.85	7.85	(0.42)
Average pay rate	—	—	—	—	—	Libor
Received rate	—	—	—	—	—	5.25%
Contract notional amount (USD)	—	—	—	—	—	7.85	7.85	(0.40)
Average pay rate	—	—	—	—	—	Libor
Received rate	—	—	—	—	—	5.07%
Contract notional amount (EUR)	—	—	—	—	—	674.00	674.00	(192.97)
Average pay rate	—	—	—	—	—	6.75%
Received rate	—	—	—	—	—	Euribor
Contract notional amount (MEX)	9.57	—	—	—	—	—	9.57	0.01
Average pay rate	8.39%	—	—	—	—	—
Received rate	MXT-TIIE	—	—	—	—	—
Variable to variable
Contract notional amount (EUR)	—	—	—	—	28.85	—	28.85	0.55
Average pay rate	—	—	—	—	6m Euribor -10 b.p.	—
Received rate	—	—	—	—	6m Euribor +38 b.p.	—

(1)
In millions of euros equivalent (except rates) at the relevant exchange rate on December 31, 2002.

          9.3.2    Average Interest Rate Forward

        At December 31, 2003, Repsol YPF was not party to any average interest rate forward arrangements.

          9.3.3    Interest Rate Options

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

        In May 2001, and in connection with the preference shares offering during that month, Repsol YPF purchased and sold options on interest rates on a notional amount of €1,000 million, as follows:

  •
  Repsol YPF sold an option under which, upon exercise, it would have to pay three-month Euribor and receive a 7% equivalent annual rate, on the notional amount of €1,000 million, with quarterly settlement dates starting June 30, 2001 the first expiration date being October 1, 2001 and the last one June 30, 2011.

  •
  Repsol YPF acquired an option under which, upon exercise, it would have to pay three-month Euribor and receive 4% equivalent annual rate, on the notional amount of €1,000 million, with quarterly settlement dates starting June 30, 2001, the first expiration date being October 1, 2001 and the last one June 30, 2011.

        As a result of these purchases and sales of options on interest rates, the interest rate payable by Repsol YPF on this issue of preference shares for the first ten years will be a floating rate equal to flat three-month Euribor.

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

        As a result of these purchases and sales of interest rate options, the interest rate payable by Repsol YPF on €1,000 million of the €2,000 million preference shares issued in December 2001 will be a floating rate equal to the three-month Euribor for the period from September 30, 2002 to December 31, 2011. Additionally, Repsol YPF has a swap denominated in euros with a notional amount of €674 million, an average pay rate of 6.75% and an average receive rate of three-month Euribor. Repsol YPF uses this swap as an instrument to hedge cash flows generated by the issue of the above euro-denominated preference shares. See Section 9.3.1 "Interest rate Swaps."

        In addition, at December 31, 2003, Repsol YPF held the following interest rate options on a notional amount of US$77.4 million:

  •
  Repsol YPF acquired an option under which, upon exercise, it would have to pay a 7.5% fixed rate and receive six-month Libor; and

  •
  Repsol YPF sold an option under which, upon exercise, it would receive six-month Libor and pay 5.26%, provided that the six-month Libor is below 4%.

        The following tables set forth certain information with respect to interest rate sensitive instruments issued or held by Repsol YPF at December 31, 2003 and 2002. All such instruments are accounted for as non-trading instruments. Repsol YPF had no material interest rate risk arising from trading instruments at December 31, 2003 and December 31, 2002.

Non-trading Portfolio

	Expected Maturity Date
At December 31, 2003								Fair Value
	2004	2005	2006	2007	2008	Thereafter	Total
	(millions of euros equivalent)
Interest rate option RIC ("Collar")
Cap option(1)
Repsol YPF would receive Cap rate 7%
Repsol YPF would pay floating rate 3m EURIBOR
Contract amount (€2,000 million)	—	—	—	—	—	2,000	2,000	75.68
Floor option(1)
Repsol YPF would receive Floor rate 4%
Repsol YPF would pay rate floating rate 3m EURIBOR
Interest rate option Repsol YPF ("Collar")
Cap option(2)
Repsol YPF would receive Cap rate 6m LIBOR
Repsol YPF would pay rate 7.5%
Contract amount (US$77.4 million)	—	—	61.44	—	—	—	61.44	(1.97)
Floor option(2)
Repsol YPF would receive Floor rate 6m LIBOR
Repsol YPF would pay rate 5.25%

(1)
€1,000 million expires on June 30, 2011 and €1,000 million expires on December 31, 2011.

(2)
Expires June and July 2006.

	Expected Maturity Date
At December 31, 2002								Fair Value
	2003	2004	2005	2006	2007	Thereafter	Total
	(millions of euros equivalent)
Interest rate option Repsol YPF ("Collar")
Cap option(1)
Repsol YPF would receive Cap rate 7%
Repsol YPF would pay Floating rate 3m EURIBOR
Contract amount (€2,000 million)	—	—	—	—	—	2,000	2,000	72.5
Floor option(1)
Repsol YPF would receive Floor rate 4%
Repsol YPF would pay Floating rate 3m EURIBOR
Interest rate option Repsol YPF ("Collar")
Cap option
Repsol YPF would receive Cap rate 6m LIBOR
Repsol YPF would pay rate 7.5%
Contract amount (US$41 million)	—	—	—	39.35	—	—	39.35	(3.28)
Floor option(2)
Repsol YPF would receive Floor rate 6m LIBOR
Repsol YPF would pay rate 5.26%

(1)
€1,000 million expire in June 30, 2011 and €1,000 million expire in December 31, 2011.

(2)
Provided that 6m-Libor falls below 4%.

  9.4 Employee Share Purchase Programs

        In connection with the July 7, 1999, equity offering, Repsol YPF offered to employees resident in Spain the possibility to purchase shares for cash or through products called "Repsol Garantizado Plus 50" (RGP 50) and "Repsol Garantizado Plus 100" (RGP 100).

        These products included a partial financing contract for the purchase of shares of Repsol YPF and a hedging contract pursuant to which Repsol YPF, in exchange for a hedging premium above the reference price, would pay to the employee 100% of the "latent loss" and, in the case of RGP 50 would receive from the employee 50% of the "latent accretion." This loss or accretion was calculated as the difference between the so-called reference price (fixed at €20.218 per share) and the simple average of the average weighted price of shares of Repsol YPF during the 20 trading sessions prior to July 8, 2002, the date on which these contracts matured. The following table sets forth the number of shares purchased and the premiums received under these products:

Product	Number of shares	Coverage premium
RGP50	8,418,135	7.4892%
RGP100	557,929	16.9973%

        Repsol YPF accounted for the net economic effect associated with the hedging contract inherent in RGP 50 and RGP 100 products and with the partial hedging transactions. Repsol YPF took into account the following factors:

  •
  The hedging premium described above that Repsol YPF received as payment from employees;

  •
  The market value at that date of the rights and obligations assumed by Repsol YPF under the hedging contract; and

  •
  The cumulative income generated by partial hedging transactions which had been settled until that date.

        Repsol YPF accounted for the overall effect, if greater than zero, of these four factors as "Revenues to be distributed in several years." If the effect was negative, that part which exceeded "Revenues to be distributed in several years" which had previously been accumulated was booked as a charge to income in the period in which the negative effect occurred. During the fiscal years 2000, 2001 and 2002, Repsol YPF booked €4 million, €9 million and €41 million as a charge to income under the item "Financial Expenses", in accordance with such criteria.

PART II

10. Defaults, Dividend Arrearages and Delinquencies

        None.

11. Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

12. Controls and Procedures

        As of December 31, 2003, Repsol YPF, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of its disclosure controls and procedures. Based on this evaluation, Repsol YPF's Chief Executive Officer and Chief Financial Officer concluded that Repsol YPF's disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information that Repsol YPF is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. Repsol YPF's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

        There has been no change in Repsol YPF's internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Repsol YPF's internal control over financial reporting.

13A. Audit Committee Financial Expert

        The Board of Directors of Repsol YPF, in its April 28, 2004 meeting, announced that D. Carmelo de las Morenas López met the conditions to be considered an "Audit Committee Financial Expert" according to SEC rules and regulations.

13B. Code of Ethics

        Repsol YPF has adopted a code of ethics applicable to all employees and the Board of Directors has adopted a code of conduct applicable to it. Since November 26, 2003, the date on which the Board of Directors approved such codes of ethics, we have not waived compliance with, nor made any amendment to, the code of ethics. The code of ethics has been filed as Exhibit 11.1 to this Annual Report on Form 20-F. The English translation of the code of ethics has been filed as Exhibit 11.2 to this Annual Report on Form 20-F.

13C. Principal Accountant Fees and Services

        The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Touche España, S.L., or by other member firms of Deloitte to the Repsol YPF Group, classified by type of service rendered for the periods indicated.

	2003		2002(a)
Services Rendered
	Fees	Expenses	Fees	Expenses
	(thousands of euros)
Audit Fees	4,785	63	4,686	52
Audit-Related Fees(1)	127	1	311	—
Tax Fees(2)	211	—	37	—
All Other Fees(3)	237	—	418	—

	5,360	64	5,452	52

(a)
In 2002, Deloitte & Co. S.R.L. was appointed statutory auditor of YPF, S.A. Accordingly, the figures shown in the table above in respect of 2002 include the following amounts billed by the predecessor auditor of YPF, S.A.:

Services Rendered	2002
	Fees	Expenses
Audit Fees	277	20
Audit Related Fees	78	—
Tax Fees	37	—
All Other Fees	141	—

	533	20

(1)
This category principally includes fees related to attest services rendered to subsidiaries of the Repsol YPF Group that are not required by statue or regulation, agreed-upon procedures reports, consultation concerning financial accounting and reporting standards and due diligence services.

(2)
Includes mainly fees billed for tax compliance and tax planning services, assistance with tax audits and appeals and tax advice.

(3)
Fees included under this caption relate principally to other advisory and assistance services.

        Repsol YPF's external auditors are appointed by its shareholders at the annual shareholders' meeting. Similarly, the shareholders of Repsol YPF's subsidiaries, which are located in countries where applicable law and regulation so establishes, appoint such subsidiaries' external auditors.

        The Audit and Control Committee has a pre-approval policy regarding the contracting of Repsol YPF's external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to Repsol YPF or any of its subsidiaries reflected in agreements dated on or after May 6, 2003.

        The pre-approval policy is as follows:

1.
The Audit and Control Committee must pre-approve all audit and non-audit services to be provided to Repsol YPF or any of its subsidiaires by the external auditor (or any of its affiliates) of Repsol YPF.

2.
The Chairman of the Audit and Control Committee has been delegated the authority to approve the hiring Repsol YPF's external auditor (or any of its affiliates) without first obtaining the approval of the Audit and Control Committee for any of the services which require pre-approval as described in (1) above.

  Services approved by the Chairman of the Audit and Control Committee as set forth above must be ratified at the next plenary meeting of the Audit and Control Committee.

3.
Agreements entered into prior to May 6, 2003 between Repsol YPF or any of its subsidiaires, on the one hand, and the external auditor of Repsol YPF, on the other hand, must be approved by the Audit and Control Committee of Repsol YPF in the event that services provided under such agreement have continued following May 6, 2004.

PART III

14. Financial Statements

        The Consolidated Financial Statements of Repsol YPF as of and for the years ended December 31, 2003, 2002 and 2001 attached to this annual report on Form 20-F have been audited by Deloitte & Touche España, S.L., independent public accountants, as indicated in its report with respect to those Consolidated Financial Statements. The consolidated financial statements of Gas Natural and its group companies as of and for the years ended December 31, 2003, 2002 and 2001 have been audited by PricewaterhouseCoopers, independent accountants. These consolidated financial statements are not separately attached; however, to the extent they have been included in the Consolidated Financial Statements of Repsol YPF, they have been included in reliance on the report of such auditors.

15. Exhibits

        (a)    Index to Financial Statements:

        (b)    Index to Exhibits:

1.1	By-laws (Estatutos) of Repsol YPF, S.A., as amended (Spanish Version)
1.2	By-laws (Estatutos) of Repsol YPF, S.A., as amended (English Version)
2.1	Indenture among Repsol International Finance B.V., Repsol S.A. and The Chase Manhattan Bank, N.A., as Trustee, dated as of May 15, 1995*
2.2
Trust Deed dated May 5, 2000 among Repsol International Finance B.V., Repsol, S.A. and Citicorp Trustee Company Limited relating to the €1,000,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance B.V. and guaranteed by Repsol, S.A.**
2.3
Supplemental Trust Deed dated June 21, 2001 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €175,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance, B.V. and guaranteed by Repsol YPF, S.A.***
2.4
Pricing Supplement dated December 3, 2001 relating to the €750,000,000 5.75% Notes due 2006 issued by Repsol International Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Programme guaranteed by Repsol YPF, S.A.***
2.5
Pricing Supplement dated July 18, 2003 relating to the €1,000,000,000 5% Floating Rate Notes due 2010 issued by Repsol Intentional Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Programme guaranteed by Repsol YPF, S.A.

2.6
Amended and Restated Trust Deed dated November 4, 2003 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €5,000,000,000 Guaranteed Euro Medium Term Notes Programme of Repsol International Finance, B.V. due from one month to 30 years from the date of original issue guaranteed by Repsol YPF, S.A.
4.1	Shareholders' Agreement between Repsol YPF and La Caixa, dated January 11, 2000****
4.2	Novation Agreement between Repsol YPF and La Caixa, dated May 16, 2002****
4.3	Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated December 16, 2002****
4.4	Second Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated June 20, 2003****
8.1	List of significant subsidiaries
10.1	Consent of Deloitte & Touche España, S.L.
10.2	Consent of PricewaterhouseCoopers
10.3	Consent of Gaffney, Cline & Associates
10.4	Consent of DeGolyer and MacNaughton
11.1	Code of ethics
11.2	Code of ethics (English translation)
12.1	Section 302 Certification by the Chief Executive Officer
12.2	Section 302 Certification by the Chief Financial Officer
13.1	Section 906 Certification

*
Previously filed as an exhibit to Registration Statement No. 33-84828.

**
Previously filed as an exhibit to our 1999 annual report on Form 20-F.

***
Previously filed as an exhibit to our 2001 annual report on Form 20-F.

****
Previously filed as an exhibit to our 2002 annual report on Form 20-F.

16. Signatures

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REPSOL YPF, S.A.
By:	/s/ LUIS MAÑAS ANTÓN
	Name:	Luis Mañas Antón
	Title:	Chief Financial Officer

        Date: July 1, 2004

REPSOL YPF, S.A. AND COMPANIES COMPOSING

THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

AND CONSOLIDATED STATEMENTS OF INCOME,

CASH FLOWS AND CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Independent Auditors' Report

To the Shareholders of Repsol YPF, S.A.:

        We have audited the accompanying consolidated balance sheets of Repsol YPF, S.A. and subsidiaries ("The Company") as of December 31, 2003, and 2002, and the related consolidated statements of income for each of the three years in the period ended December 31, 2003, all expressed in millions of euros. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit. We did not audit the consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries, in which Repsol YPF, S.A. had a 27.15% and 24.04% holding as of December 31, 2003 and 2002, respectively, which statements reflect total assets constituting 7.19% and 5.65%, respectively, of consolidated total assets as of December 31, 2003 and 2002, and net income constituting 6.89%, 13.1%, and 25.56% of consolidated net income as of December 31, 2003, 2002 and 2001, respectively. The consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries and the amounts included in the reconciliation note of the Company's financial statements (see Note 27) in respect of Gas Natural SDG, S.A. and subsidiaries were audited by other auditors (see Exhibit I) whose report has been furnished to us, and our opinion, insofar a it relates to the amounts included for Gas Natural SDG., S.A. and subsidiaries, is based solely on the report of such other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audit and on the report of the other auditors (see Exhibit I), the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Repsol YPF, S.A. and subsidiaries as of December 31, 2003, and 2002, and the funds obtained and applied by them and the results of their operations for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Spain.

        Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2003, and the determination of stockholders' equity and financial position as of December 31, 2003, and 2002, to the extent summarized in Note 27.

        The net investment, including goodwill in consolidation, of the Repsol YPF Group in the companies in Argentina amounted to approximately €11,283 million as of December 31, 2003. A profound change was implemented in the Argentine economic system characterized by the abandonment of the one-to-one peg of the Argentine peso to the U.S. dollar and the adoption of various monetary, financial, tax and foreign exchange measures. At the date of this report and despite the favorable economic situation in Argentina, certain structural problems remain, the final resolution of which may determine the future evolution of the country and the measures to be adopted by the Argentine Government. In Note 1.e) the directors set forth these and other aspects relating to the current situation in Argentina and their possible impact on the future course of the Group's operations in Argentina.

DELOITTE & TOUCHE ESPAÑA, S.L.

/s/ DELOITTE & TOUCHE ESPAÑA, S.L.

Madrid, Spain
March 3, 2004, except for Note 27, as to which the date is June 30, 2004

REPORT OF INDEPENDENT AUDITORS ON THE CONSOLIDATED ANNUAL
ACCOUNTS OF GAS NATURAL SDG, S.A.

To the Board of Directors of Gas Natural SDG, S.A.

        We have audited the consolidated annual accounts of Gas Natural SDG, S.A. and its Group companies consisting of the consolidated balance sheets at December 31, 2003 and 2002, the consolidated profit and loss accounts and the consolidated notes for each of the three years in the period ended December 31, 2003 (not presented separately herein), all expressed in euros, whose preparation is the responsibility of the Directors of Gas Natural SDG, S.A. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts as a whole, based on our audit.

        We conducted our audits of these annual accounts in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated annual accounts referred to above audited by us present fairly, in all material respects, the financial position of Gas Natural SDG, S.A. and its Group companies as of December 31, 2003 and 2002, and the results of their operations and the resources obtained and applied for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles in Spain.

        Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is included in a quantification of differences between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Spain as applied to Gas Natural for the consolidated balance sheets at December 31, 2003 and 2002 and the consolidated profit and loss accounts for each of the three years in the period ended December 31, 2003. This reconciliation (not presented separately herein) was prepared at the request of Gas Natural's shareholder Repsol YPF, S.A. for the purposes of its annual report on Form 20-F for the year ended December 31, 2003. The information included in this reconciliation does not comply with the requirements of Item 18 of Form 20-F for the following reasons:

        (i)    A statement of cash-flows has not been prepared for the three years ended December 31, 2003.

        (ii)   Additional disclosures required by US GAAP and Regulation S-X have been omitted as of December 31, 2003 and 2002 and for the three years ended December 31, 2003.

        (iii)  As of December 31, 2003 and 2002 and for the two year period ended December 31, 2003 the application of purchase price accounting as required by Statement of Financial Accounting Standards No. 141 Business Combinations for business combinations completed after June 30, 2001 and the impairment analysis required by Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible has not been performed at the Gas Natural Group level.

PricewaterhouseCoopers

/s/ PricewaterhouseCoopers

March 2, 2004

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 27).
In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2002

	Millions of Euros
ASSETS
	2003	2002
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses (Note 3)	23	61
Intangible assets (Note 4)
Cost	1,647	1,315
Less—Accumulated depreciation, depletion and amortization	(655)	(417)

	992	898
Property, plant and equipment (Note 5)
Cost	43,347	45,566
Less—Accumulated depreciation, depletion and amortization	(23,876)	(25,004)

	19,471	20,562
Investments in affiliates and other financial assets (Note 6)	1,461	1,218

Total fixed and other noncurrent assets	21,947	22,739
GOODWILL ARISING ON CONSOLIDATION (Note 7)	2,496	2,934
DEFERRED EXPENSES (Note 8)	662	683
DEFERRED TAX ASSETS (Note 15)	924	616
CURRENT ASSETS
Inventories (Note 9)	2,109	2,119
Accounts receivable
Trade	3,200	3,308
Tax receivables	591	767
Other accounts receivable	1,037	662
Less—Allowance for doubtful accounts	(246)	(267)

Total accounts receivable	4,582	4,470
Short-term financial investments (Note 10)	5,031	4,270
Cash on hand and at banks	247	195
Prepaid expenses and deferred collections	35	38

Total current assets	12,004	11,092

TOTAL ASSETS	38,033	38,064

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

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2002

	Millions of Euros
SHAREHOLDERS' EQUITY AND LIABILITIES
	2003	2002
SHAREHOLDERS' EQUITY (Note 11)
Capital stock	1,221	1,221
Paid-in surplus	6,428	6,428
Other reserves of the parent company:
Revaluation reserves	3	3
Other reserves	3,914	3,001
Reserves of consolidated companies	4,940	4,290
Translation differences	(4,650)	(3,126)
Net income for the year	2,020	1,952
Interim dividend	(244)	(183)

Total shareholders' equity	13,632	13,586

MINORITY INTERESTS (Note 12)	4,054	4,223

NEGATIVE GOODWILL	13	3

SUBSIDIES AND DEFERRED REVENUES (Note 13)	336	262

LONG-TERM LIABILITIES (Note 14)
Pensions costs	75	69
Other provisions	1,379	1,096

Total long-term liabilities	1,454	1,165

DEFERRED TAX LIABILITIES (Note 15)	674	503
LONG-TERM DEBT
Loans (Note 16)	6,454	8,273
Refundable deposits (Note 17)	198	196
State financing of investments in exploration	3	3
Other accounts payable	1,030	915

Total long-term debt	7,685	9,387

CURRENT LIABILITIES
Short-term debt (Note 16)	4,369	3,999
Suppliers of products	2,630	2,609
Other accounts payable	1,889	1,677
Accrued taxes payable	1,260	615
Accrual liabilities	37	35

Total current liabilities	10,185	8,935

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	38,033	38,064

The accompanying Notes 1 to 28 are an integral part of these consolidated balance sheets.

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts in millions of euros, except per share amounts)

	2003	2002	2001
Operating revenues
Sales	36,069	35,555	42,851
Other	1,137	935	802

Total operating revenues	37,206	36,490	43,653
Operating expenses
Materials consumed	(24,314)	(24,198)	(26,921)
Personnel expenses	(1,111)	(1,161)	(1,732)
Taxes other than income tax	(1,155)	(1,039)	(1,207)
Outside work, supplies and services	(3,658)	(3,305)	(4,705)
Transport and freight	(863)	(838)	(1,197)
Depreciation, depletion and amortization	(2,245)	(2,626)	(2,971)

Total operating expenses	(33,346)	(33,167)	(38,733)
Operating income	3,860	3,323	4,920
Extraordinary income/(expense) (Note 18)
Labor force restructuring	(32)	(54)	(103)
Extraordinary provisions	(108)	(660)	(888)
Capital gains (losses) and other extraordinary income	(14)	1,362	214

	(154)	648	(777)
Amortization of goodwill	(174)	(300)	(323)
Interest income (expense)
Interest income	2,123	2,386	1,740
Interest expense	(2,523)	(3,172)	(3,092)

	(400)	(786)	(1,352)
Share in the income of companies carried by the equity method	146	(35)	35

Income before income tax and minority interests	3,278	2,850	2,503
Income tax (Note 15)	(1,048)	(564)	(988)
Income attributed to minority interests (Note 12)	(210)	(334)	(490)

Net income	2,020	1,952	1,025

Net income per share	1.66	1.60	0.84
Average number of shares (millions)	1,220	1,220	1,220

The Notes 1 to 28 are an integral part of these consolidated statements of income.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 27). In the event of a discrepancy, the Spanish-language version prevails

REPSOL YPF, S.A. AND COMPANIES COMPRISING THE REPSOL YPF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

1.	BASIS OF PRESENTATION, CONSOLIDATION PRINCIPLES AND REGULATORY FRAMEWORK			F-7
	a.	Basis of presentation		F-7
	b.	Consolidation principles		F-7
	c.	Application of International Financial Reporting Standards		F-9
	d.	Regulatory framework		F-10
	e.	Economic situation in Argentina		F-13
	f.	Comparative information: scope of consolidation		F-15
	g.	Comparative information: classification of taxes paid in Dubai and Algeria		F-20
2.	ACCOUNTING POLICIES			F-21
	a.	Start-up expenses		F-21
	b.	Intangible assets		F-21
	c.	Property, plant and equipment		F-21
		c.1)	Cost	F-21
		c.2)	Depreciation	F-22
		c.3)	Investments in oil and gas exploration and production	F-22
		c.4)	Property, plant and equipment	F-23
	d.	Long-term financial investments		F-24
	e.	Consolidation differences		F-24
	f.	Deferred expenses		F-25
	g.	Inventories		F-25
	h.	Short-term financial investments		F-25
	i.	Short and long-term nontrade payables and receivables		F-26
	j.	Capital subsidies and deferred revenues		F-26
	k.	Provision for labor force restructuring		F-26
	l.	Provision for pensions and similar obligations		F-26
	m.	Other provisions		F-27
	n.	Foreign currency transactions		F-27
	o.	Corporate income tax		F-28
	p.	Classification of debt		F-28
	q.	Recognition of revenues and expenses		F-28
	r.	Financial derivatives		F-28
	s.	Gains and losses on disposals and assignments of interests relating to oil and gas exploration and production and similar activities		F-28
3.	START-UP EXPENSES			F-29
4.	INTANGIBLE ASSETS			F-29
5.	PROPERTY, PLANT AND EQUIPMENT			F-30
6.	INVESTMENTS IN AFFILIATES AND OTHER FINANCIAL ASSETS			F-34
7.	GOODWILL ARISING ON CONSOLIDATION			F-39
8.	DEFERRED EXPENSES			F-41
9.	INVENTORIES			F-42

10.	SHORT-TERM FINANCIAL INVESTMENTS		F-42
11.	SHAREHOLDERS' EQUITY		F-43
12.	MINORITY INTERESTS		F-48
13.	SUBSIDIES AND DEFERRED REVENUES		F-51
14.	LONG-TERM LIABILITIES		F-52
15.	TAX MATTERS		F-53
16.	LONG AND SHORT-TERM DEBT		F-57
17.	REFUNDABLE DEPOSITS		F-59
18.	REVENUES AND EXPENSES		F-59
19.	INFORMATION ON BOARD MEMBERS AND MANAGEMENT PERSONNEL		F-61
	a)	Board Members' compensation	F-61
	b)	Transactions with Directors	F-63
	c)	Compensation to Management Personnel	F-63
20.	AVERAGE HEADCOUNT		F-65
21.	BUSINESS SEGMENT DATA		F-65
22.	ENVIRONMENTAL INFORMATION		F-74
23.	OTHER INFORMATION		F-77
	•	Fees paid to the Auditor	F-77
	•	Guarantees	F-77
	•	Futures contracts on products	F-78
	•	Swaps on crude oil prices	F-79
	•	Natural gas hedging transactions	F-79
	•	Exchange rate hedging transactions	F-79
	•	Interest rate options	F-81
	•	Medium and long-term incentive plan	F-82
	•	Asset swap with Petrobras	F-85
	•	Lipigas Group purchase option	F-85
	•	Land purchase option	F-85
	•	Other contractual commitments	F-86
	•	Other commitments and contingencies	F-88
24.	SUBSEQUENT EVENTS		F-92
25.	CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION		F-92
26.	CONSOLIDATED ANALYTICAL STATEMENTS OF INCOME		F-94
27.	DIFFERENCES BETWEEN SPANISH AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES		F-94
28.	REPSOL INTERNATIONAL FINANCE, B.V. SUMMARIZED FINANCIAL INFORMATION		F-137
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (Unaudited information)			F-148

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
In the event of a discrepancy, the Spanish-language version prevails

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION, CONSOLIDATION PRINCIPLES AND REGULATORY FRAMEWORK

  a)
  Basis of presentation

        REPSOL YPF, S.A. and the companies composing the REPSOL YPF Group (hereinafter "REPSOL YPF" or the "REPSOL YPF Group") constitute an integrated group of oil and gas companies which commenced operations in 1987 and engage in all the activities relating to the oil and gas industry, including exploration, the development and production of crude oil and natural gas, the transportation of oil products, L.P.G. and natural gas, refining, the production of a wide range of oil products and the retailing of oil products, oil derivatives, petrochemicals, L.P.G. and natural gas.

        The accompanying consolidated financial statements, which were prepared from the accounting records of REPSOL YPF, S.A. and companies composing the REPSOL YPF Group, are presented in accordance with current legislation, the Spanish Corporations Law, generally accepted accounting principles in Spain ("Spanish GAAP") and consolidation regulations and, accordingly, give a true and fair view of the Group's shareholders' equity, financial position and results of operations. Differences between Spanish GAAP and generally accepted accounting principles in the United States of America (U.S. GAAP) and their effect on the consolidated net income for each of the years 2003, 2002 and 2001 and on the consolidated shareholders' equity as of December 31, 2003 and 2002, are set forth in Note 27.

        Article 1.1 of Royal Decree 2814/1998 enacting the regulations on the accounting aspects of the introduction of the Euro stipulates that consolidated financial statements expressed in Euros may include values in thousands of Euros when the magnitude of the figures so requires, and that this circumstance must be disclosed in the related notes. However, the directors consider that, given the magnitude of the figures in the Group's financial statements, and on the basis of standard practice among companies in the industry, presenting the financial statements in millions of Euros gives a truer and fairer view of the Company's shareholders' equity, financial position and results of operations and, accordingly, facilitates their better comprehension.

        The 2003 financial statements, which were prepared by the Board of Directors of REPSOL YPF, S.A., will be submitted, as will those of the investees, for approval by the respective Shareholders' Meetings, and it is considered that they will be approved without any changes. The 2002 financial statements were approved by the Shareholders' Meeting on April 4, 2003.

  b)
  Consolidation principles

        The Exhibit I hereto shows the consolidated dependent, associated and multigroup companies directly or indirectly owned by REPSOL YPF, S.A. The investees excluded from consolidation represent approximately 0.26%, 0.18% y 0.24% of REPSOL YPF's assets, operating revenues and operating income, respectively, for 2003.

        The companies were consolidated on the basis of the following principles:

  •
  Companies over which effective control is exercised were consolidated by the global integration method.

  •
  Multigroup companies which are managed jointly with third parties were consolidated by the proportional integration method.

  •
  Companies over which significant influence is exercised but in which there are not majority voting rights or joint management with third parties are carried by the equity method.

  •
  The equity of minority interests in shareholders' equity is presented under the "Minority Interests" caption on the liability side of the consolidated balance sheets and their equity in income is presented under the "Income Attributed to Minority Interests" caption in the consolidated statements of income (see Note 12).

  •
  In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated dependent companies and of the companies carried by the equity method to the parent Company's accounts, since it is considered that such reserves will be used to finance the operations of each company and that those that may be distributed will not give rise to a material additional tax cost.

  •
  Transactions between consolidated companies

        All material balances, transactions and profits between the companies consolidated by the global integration method were eliminated in consolidation.

        All accounts receivable and payable, revenues, expenses and income derived from transactions between the companies consolidated by the proportional integration method and other Group companies were eliminated in proportion to REPSOL YPF's percentage of ownership of these companies.

        Income derived from transactions between Group and associated companies was eliminated in proportion to the Group's percentage of ownership of these companies.

  •
  Uniformity of items

        In order to present the consolidated financial statements using uniform valuation standards, adjustments were made in consolidation at investees that apply accounting and valuation methods that differ from those of the Group when the effect thereof was material.

  •
  Translation of financial statements denominated in foreign currencies

        For the purpose of preparing the accompanying consolidated financial statements, the investees' financial statements denominated in foreign currencies were translated to Euros as follows: assets, rights and obligations were translated at the year-end exchange rates; capital stock and reserves were translated at the historical exchange rates; and revenues and expenses were translated at the average exchange rates in the periods in which they arose.

        The resulting translation differences, net of the portion relating to minority interests, which is recorded under the "Minority Interests" caption, are included under the "Translation Differences" caption in the accompanying consolidated balance sheets (see Note 11).

        The exchange rates against the euro of the main currencies used by the Group companies as of December 31, 2003, 2002 and 2001, were as follows:

	December 31, 2003	December 31, 2002	December 31, 2001
U.S. dollar	1.260	1.049	0.89
Argentine peso	3.666	3.481	1.513
Brazilian real	3.640	3.705	2.066
Chilean peso	748.010	753.463	582.829
  c)
  Application of International Financial Reporting Standards (IFRS)

        Under Regulation 1606/2002/EC of the European Parliament and Council of July 19, 2002, on the application of International Financial Reporting Standards, EU listed groups are required, effective for the years beginning on or after January 1, 2005, to prepare their consolidated financial statements in accordance with International Financial Reporting Standards.

        The International Financial Reporting Standards are issued by the International Accounting Standards Board (IASB), an independent agency based in London which, since April 1, 2002, has been carrying out the duties that were formerly fulfilled by its predecessor the International Accounting Standards Committee (IASC).

        In 2002 the IASB undertook a project to improve and update the standards already issued and in force. In December 2003, the IASB finally approved the general improvement project which affected a total of 14 standards and the improvements to the standards on the recording, valuation and presentation of financial instruments. In this connection, it should be noted that all the improvements are pending approval by the European Commission. Also, in the first half of 2004 the IASB will foreseeably approve new standards including most notably, because of their importance for the Repsol YPF Group, those relating to the treatment of business combinations, impairment of assets and the recording and valuation of intangible assets.

        The application of International Financial Reporting Standards will lead to the emergence of differences in the treatment of certain transactions with respect to generally accepted accounting principles and standards in Spain, firstly, because of the non-acceptance of certain methods currently used and, secondly, because of the introduction of certain accounting treatments not permitted hitherto under Spanish accounting regulations. Additionally, IFRS provide for the so-called "alternative treatments" which permit the use of policies and methods hitherto not admitted under the current Spanish General Chart of Accounts.

        Based on the foregoing, in 2003 the Repsol YPF Group carried out a project in order to analyze these differences and alternative treatments, to assess the effects and implications thereof and to establish the accounting policies and methods to give a true and fair view of the Group's net worth and financial position and of the results of its operations in conformity with the new standards. As a result of this project, whose current stage of completion will enable the Group to meet the effective dates established by the European Commission, and considering that at the date of presentation of these financial statements there are international financial reporting standards issued by the IASB which are still in draft version or pending approval by the European Commission, following are the most significant aspects which will foreseeably affect the financial statements to be prepared by the Repsol YPF Group in accordance with IFRS:

  •
  Alternative treatments for the valuation of certain assets under certain circumstances, permitting the use of fair value rather than the historical cost method applied hitherto.

  •
  Recognition, measurement and presentation of financial instruments. Use of fair value and specific accounting treatment for hedging transactions.

  •
  Treatment of goodwill arising on business combinations. The draft version of the new standard envisages replacing the current systematic amortization method based on the useful life with an annual test for impairment.

  •
  Determination of the impairment of assets. The carrying amount is compared with the recoverable amount, which is deemed to be the higher of an asset's net selling price or its value in use. The value in use is the net discounted present value of discounted future cash flows, unless there is a checkable market value.

  •
  A method for recognition and measurement of provisions taking into account in all cases the discounted present values of probable future obligations.

  •
  A method for recognition and measurement of certain intangible assets. As regards intangible asset amortization, the draft version of the new standard introduces the concept of undetermined useful life, which requires the performance of an annual test for impairment of these assets.

  •
  Inclusion in the financial statements of the statement of cash flows, which differs in nature and calculation method from the current statement of changes in financial position, and of the statement of changes in shareholders' equity.

  •
  More restrictive criteria for the recognition of certain items in the statement of income, which mainly affect net sales and the gains on asset swaps. Mention should also be made of the elimination of the extraordinary income/loss caption, although this has no effect on the determination of net income.

  •
  Standard on leases which may modify the classification of certain assets and/or transactions.

  •
  Standard on investment property which may require a breakdown of these assets and provides the possibility of valuing them at market price.

  •
  There are new requirements for additional disclosures in the notes to financial statements about certain financial statement captions and about the net worth position and results of operations, discontinuing operations, earnings per share and segment reporting.

  d)
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

        The following noteworthy matters occurred during the time period covered by this report:

  •
  In order to comply with the limits on ownership interests in the capital stock of Compañía Logística de Hidrocarburos, S.A. (CLH) introduced by Royal Decree-Law 6/2000, in 2002 Repsol YPF performed various transactions for the sale of CLH shares and reduced its holding in this company to 25%.

  •
  In order to comply with the limits on ownership interests in the capital stock of Enagas, S.A. introduced by Royal Decree-Law 6/2000, in 2002 Gas Natural sold 59.1% of the capital stock of this company through a public offering and reduced its holding to 40.9%.

    Pursuant to Law 62/2003 no individual or legal entity may own, either directly or indirectly, more than 5% of the capital stock of Enagas, S.A. The political or voting rights on the shares owned above this limit will be suspended.

  •
  A Ministry of Economy Order dated March 22, 2002, updated the marketing costs in the system for determining the maximum retail prices before taxes of the LPG for containers with a capacity of 8 kg. or more, leaving the previous Order dated October 6, 2000, without effect.

  •
  In order to complete the legal framework for natural-gas-related activities, Royal Decree 1434/2002 was enacted on December 27, 2002, and regulates, among other matters, the legal, technical and economic capacity to be evidenced by companies operating in the gas industry and their rights and obligations; the relationship between gas companies and consumers, particularly the regulation on the procedure for the change of supplier; and the authorization procedure for the construction, modification, operation, transmission and shutdown of gas facilities.

  •
  Law 53/2002 on Tax, Administrative, Labor and Social Security Measures amended Royal Decree-Law 15/1999 with respect to the placement of information boards, both in the approaches to state-owned toll roads under concession and in the vicinity of the service stations in state roads, indicating the distance to the nearest service stations and the type, price and brand of the products offered thereat.

  •
  From January 1, 2003, all natural gas consumers are consumers eligible to choose their gas supplier.

  •
  From January 1, 2003, the maximum share for the supply of natural gas in the Spanish market by one single company or group of companies is limited to 70%.

  •
  Royal Decree 1700/2003, which came into force on December 25, 2003, establishes the new specifications for gasolines, diesel oils, fuel oils and LPG, and the use of biofuels, adapting the Spanish law to two EU directives on this matter.

  •
  Pursuant to Law 62/2003 Enagas, S.A., as the System Operator, will have a representative on the Oil and Gas Advisory Board to the Spanish National Energy Commission (CNE) and in its Standing Committee. The mission of this Board is to report on the actions taken by the CNE in the oil and gas industry and, particularly, in the energy planning process and in the preparation of general provisions and projects on the determination of rates, fees and remuneration for activities in the energy industry.

  •
  The aforementioned Law 62/2003 amends the system for authorizing oil and gas research, exploration and exploitation in the sea-bed, and requires a preliminary report by the Autonomous Community affected on the concession procedure for the exploitation of underground fields and storages, irrespective of whether or not these activities affect ground areas.

  •
  Law 62/2003 also introduced significant amendments to the legal system regulating the golden share which affects, among other companies, Repsol YPF, S.A. This system was established by Law 5/1995 and Law 55/1999 (the latter is known as the "energy golden share law").

    The amendments to Law 5/1995 are mainly as follows:

    •
    The prior administrative authorization system is replaced by a system of notification to the competent body which, in principle, has one month to object to the notified transaction or decision.

    •
    Agreements and acts requiring notification are limited to those having effect on the domestic market or relating to assets located in Spain.

    •
    The objection to the notified transaction because of significant risks or negative effects on the activities performed by the companies involved must be based on objective criteria such as the resources available to meet the service commitments, the transparency of the structure of the group which might be joined by the company, the risk of the transaction's financial structure, the security of continuity in the provision of goods or services and of uninterrupted supply at an affordable price, etc.

    •
    A report by the regulatory authority of the market in which the company subject to this system carries on its business activity is required. In the case of Repsol YPF, S.A, this authority is the Spanish National Energy Commission (CNE).

    The Repsol YPF golden share arrangement will end on February 6, 2006. For these purposes, an indirect holding is defined as that owned through any more-than-10%-owned investee.

    Following the amendment of the energy golden share by Law 55/1999, the Administration must be notified of the acquisition of holdings representing 3% or more of the capital stock of energy companies by state-owned entities or by entities majority owned or controlled by state-owned entities, so that the Council of Ministers may, within two months, authorize, prohibit or make conditional the exercise of the related political rights. The Law lists the criteria for prohibition of the exercise of the political rights and in general reproduces those discussed for the purposes of Law 5/1995.

  •
  From January 1, 2004, the natural gas supplied from Algeria through the Maghreb gas pipeline under the contract with the Algerian state-owned company is to be assigned on a preferential basis to the regulated market and the allocation to the marketing companies of 25% of the natural gas relating to this contract is left without effect.

  •
  Three Ministerial Orders implementing Royal Decree 949/2001, regulating matters such as the right of access to gas facilities and the natural gas industry's integrated economic system, were issued on January 15, 2004. These Orders established the specific remuneration to the operators engaging in regulated activities and the values of the rates, fees and royalties to be received for the regulated transmission and distribution activities.

  •
  The restriction on the opening of new service stations established by Royal Decree-Law 6/2000 remains in force until June 2005.

  e)
  Economic situation in Argentina

  Macro-economic scenario in 2003

        After four consecutive years of GDP falls, the Argentine economy recovered in 2003. Economic growth, which based on preliminary estimates was 8.4% for the year, was driven by the manufacturing industry (which grew by 16.3%) and by the construction industry (which grew by 38% year-on-year).

        The signs of economic recovery were that imports increased by 54% in 2003 to $13,813 million; the trade balance showed a significant surplus of $15,536 million; and, although lower than in 2002, the current account balance surplus was nearly 6% of GDP. By contrast, there were net capital outflows and the central bank's international foreign currency reserves increased.

        The exchange rate of the Argentine peso against the dollar improved over the year from ARP 3.40/$ at the beginning of the year to ARP 2.90/$ at year-end. Year-on-year retail inflation was only 3.7% in December, well below the forecasts made in early 2003.

        In the fiscal area, the economic recovery and the maintenance of emergency taxes such as the withholdings from exports of crude oil and products, gave rise to a significant improvement in the public accounts. Tax collections by the AFIP (the Argentine Federal Administration of Public Revenue), which is the main tax collection agency, grew 43% year-on-year, and the domestic public sector's primary surplus was ARP 8,688 million in 2003 (11% more than the target pacted with the IMF).

  Regulatory framework

        The economic recovery in Argentina enabled the authorities to make further progress in the economic normalization process. Among other measures adopted, the Congress approved the legislation required to complete the renegotiation of the public service contracts in 2004, and to compensate banks for the losses arising from the asymmetric pesification of their balance sheets. An anti tax-evasion law was also approved to underpin the improved fiscal situation.

        Decrees relating to the gas industry, which will permit the normalization of gas prices in Argentina, were recently enacted.

  Agreement with the International Monetary Fund

        In January 2003, Argentina signed a short-term standby agreement with the IMF which was replaced with a new three-year agreement in September 2003. The financing involved matches the scheduled payments to the IMF and, therefore, the net debt would remain relatively stable. Although with certain delays, Argentina successfully passed the first review of the agreement, since it had amply met the quantitative targets.

        Certain countries in disagreement with the Argentine position with respect to the problem of the defaulting debt made their support for the IMF program conditional upon the country further restructuring its debt.

  Outlook for 2004

        Macro-economic forecasts for 2004 are optimistic and above the official budget and IMF estimates.

        Exports are expected to continue to be favored by the high international prices of recent months and inflation is expected to remain within limits. In the fiscal area, the sustained growth in public revenue will make it possible to meet the target primary result of 3% of GDP. The private forecasts for economic growth in 2004, which were prepared in February, point to an average growth rate of 6.2%, above the official 4% guideline.

ARGENTINE ECONOMY FORECASTS
February 2004
Source: Consensus Forecast

	2003(e)	2004	2005
GDP growth	8.4%	6.2%	4.1%
Gross fixed investment growth	33.0%	16.7%	8.9%
Inflation	3.7%	7.1%	6.6%
Current account balance (US$M)	8,200	6,300	5,000
Fiscal result (% of GDP)	0.5%	1.0%	0.8%

        Notwithstanding the foregoing, and despite the favorable economic trend, certain structural problems remain unsolved, and their resolution may significantly condition Argentina's future economic performance. These problems are mainly as follows:

  •
  The public debt restructuring process does not show significant progress. Creditors oppose the Argentine position (reduction of 75% of debt face value).

  •
  The restructuring of the domestic financial and credit system.

  •
  The renegotiation of the rate-making system for privatized public services.

        It should be noted that developments have taken place recently in connection with these problems, such as the formation of the syndicate of banks entrusted with the implementation of the securities exchange offer (scheduled for mid-2004) and the announcement by the Argentine government of the process to increase gas and electricity prices for industrial consumers.

        The proper resolution of these and other structural issues should lead to a sustainable change in the medium- and long-term prospects, which should significantly affect the future context in which the Group's operations in Argentina will be performed.

        The directors consider that the accompanying consolidated financial statements reflect all the significant events and effects of the economic and regulatory situation prevailing in Argentina at the date of their preparation. Also, based on the reasonably to be expected advances in the above-

mentioned aspects, the directors consider that, in their opinion, the adoption of measures or the occurrence of events which might have a significant negative impact on the Group's operations in Argentina is unlikely.

  f)
  Comparative information: scope of consolidation

        The main variations in the scope of consolidation in 2003 were as follows:

  •
  On January 1, 2003, Repsol YPF exercised its option to acquire a further 20% holding in BPRY, the sole shareholder of BP Trinidad y Tobago (BPTT), the owner of productive assets in Trinidad and Tobago. This purchase option was envisaged in the BPRY Limited Liability Company Agreement dated October 20, 2000. Under this agreement, Repsol YPF, through its affiliate Repsol YPF T&T, S.A., acquired a 10% holding in BPRY and had the option to acquire a further 20% holding on January 1, 2003, at a preset price.

    As a result of this acquisition, Repsol YPF increased its holding in BPTT to 30% and tripled its oil and gas production and reserves in Trinidad and Tobago. This company is consolidated by the proportional integration method in the Group's financial statements and, following this further acquisition, the percentage consolidated increased from 10% in 2002 to 30% in 2003.

  •
  In July, the Group acquired a further 5% holding in Refinadores del Perú, S.A., the owner of a 60% interest in the Peruvian company Refinería la Pampilla, thus increasing its ownership interest to 83.8%. In December, Refinadores del Perú, S.A. was liquidated and its assets were transferred to its shareholders on the basis of their percentage of ownership. Refinería la Pampilla S.A. is consolidated by the global integration method in the Group's financial statements.

  •
  In November 2003, Gas Natural SDG was the successful bidder in the auction to acquire a 95% holding in the capital stock of Buenergía Gas & Power Ltd., which was consolidated by the global integration method in the Gas Natural Group. As a result of this transaction, Ecoeléctrica Holdings Ltd., Ecoeléctrica Ltd. and Ecoeléctrica L.P., Ltd. were included in consolidation by the proportional integration method. Ecoeléctrica L.P., Ltd. is the owner of a 542 MW combined cycle plant and a 115,000 cubic meter regasification plant located in Peñuelas, in southern Puerto Rico.

  •
  In December 2003, Repsol YPF, S.A. acquired a further 50% holding in Proyectos Integrados Energéticos, S.A., a company in which it already owned the other 50%. As a result of this acquisition, in 2003 the Group consolidated this company by the global integration method.

  •
  In 2003 the Group acquired an additional 3.1% holding in Gas Natural SDG. The percentage consolidated in the consolidated balance sheet as of December 31, 2003, was 27.15%.

        The effect of the changes in the scope of consolidation in 2003 was an increase of 1.86%, a decrease of 0.01% and an increase of 2.21% in the assets, operating revenues and operating income, respectively, of the Repsol YPF Group.

        The main variations in the scope of consolidation in 2002 were as follows:

  •
  In May 2002, the Group sold 23% of the capital stock of Gas Natural SDG, S.A. thus reducing its ownership interest in this company to 24.042%. As a result of this transaction, the Repsol

    YPF Group recorded a gross gain of €1,097 million (see Note 18) under the "Extraordinary Income (Expense)" caption in the accompanying consolidated statement of income.

    After the sale of this holding and as a result of the change in management stemming from the new composition of this investee's decision-making bodies, the consolidation method applicable to the Repsol YPF Group's investment in this company changed from the global integration method which was used until May 2002 to the proportional integration method applicable from that date.

    The effect of the change in the consolidation method of Gas Natural on the balance sheet captions at the time of the sale was as follows:

Millions of Euros
Assets		Liabilities
Fixed and other noncurrent assets	(5,957)	Minority interests	(3,078)
Goodwill arising on consolidation	(218)	Deferred tax liabilities	(42)
Deferred expenses	(33)	Long-term debt	(1,945)
Deferred tax assets	(108)	Other long-term nonfinancial liabilities	(726)
Operating working capital	(289)	Financial working capital	(814)

	(6,605)		(6,605)

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

  •
  On January 1, 2002, D.F. Gas S.A. de C.V. and Servicios de Energía de México, S.A. de C.V. (Gas Natural SDG Group companies) merged, with the former being merged into the latter.

  •
  Since the beginning of 2002 Metragaz, S.A. and Europe Maghreb Pipeline, Ltd. (Gas Natural SDG Group companies) have been consolidated by the global integration method by that group. Previously they were consolidated by the proportional integration method.

  •
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

    •
    Gas Natural acquired Sabinelly 2000 S.L., which owns 2.3% of the capital of the Colombian company Gas Natural S.A. ESP, and Lauroste 98 S.L., which owns 12.4% of the capital of Gas Natural S.A. ESP. These acquisitions increased the Gas Natural Group's holding in Gas Natural S.A. ESP to 59.1%, and this company and its dependent companies Gas Natural del Oriente, S.A. ESP, Gas Natural Cundiboyacense, S.A. ESP and Gases de Barrancabermeja, S.A. ESP are consolidated by the global integration method by the Gas Natural Group. The holding in Serviconfort Colombia S.A. increased from 73% to 95% and, accordingly, Gas Natural started to consolidate this holding by the global integration method.

  •
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

  •
  On January 1, 2002, Gas Argentino, S.A. ("GASA") changed its consolidation method from the proportional integration method, used in 2001, to the equity method. GASA is a subsidiary which engages mainly in the distribution of natural gas in Argentina.

    As of December 31, 2002, the REPSOL YPF Group recorded a provision for its investment in GASA with a charge to income for the year, thus reducing its net book value to zero.

    In accordance with current legislation in Argentina, as of December 31, 2003, the REPSOL YPF Group was not obliged to make additional contributions in relation to this investment. Also, the Group has not guaranteed any of this company's debt and has not provided guarantees to it in any other connection.

    The REPSOL YPF Group, together with GASA's other shareholders, is participating in a redefinition of the company's business plan to enable it to meet its commitments and to continue its operations. However, the Group's directors state that they have decided not to adopt any measure that might give rise to losses in addition to those already recorded and, accordingly, no additional provisions have been recorded other than that indicated above.

  •
  Other companies whose consolidation method changed in 2002 were Petroken Petroquímica Ensenada, S.A. (a subsidiary of YPF), which changed from the proportional integration method to the equity method, and Refap (an investee of Repsol YPF Brasil, S.A.), which has been consolidated by the proportional integration method since 2002 (in 2001 it was carried by the equity method).

        The net effect of the aforementioned changes in the 2002 scope of consolidation, except for the change in the consolidation method of Gas Natural SDG, was a decrease of 1.9%, an increase of 0.9% and a decrease of 0.2% in the assets, operating revenues and operating income, respectively, of the REPSOL YPF Group.

        The main variations in the scope of consolidation in 2001, were as follows:

  •
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

  In compliance with this legislation, in 2002 and 2003 the Repsol YPF Group, Cepsa and BP entered into the following purchase/sale agreements for shares of CLH, in addition to that described above (see Note 18):

    •
    On June 21, 2002, for 5%, with the Canary Islands company DISA Financiación, S.A.

    •
    On July 31, 2002, for 5%, with the CHINA Aviation Oil company domiciled in Singapore. On November 8, the Council of Ministers approved the agreement authorizing this company, which is considered to be publicly-owned, to exercise the voting rights relating to this acquisition of a 5% holding.

    •
    On November 19, 2002, for 5%, with Petrogal Española, S.A. a company that is domiciled in Madrid and belongs to the Portuguese group GALP Energía.

    •
    On March 17, 2003, for 10% with the Oman Oil Company domiciled in Oman.

  The last transaction completed the sale process stipulated by Royal Decree 6/2000, under which the individual holding in CLH of each shareholder cannot exceed 25% and the aggregate holding of Repsol YPF, Cepsa and BP cannot exceed 45% of CLH's capital stock.

  •
  On December 27, 2000, YPF's Special Shareholders' Meeting approved the merger of Astra Compañía Argentina de Petróleo, S.A. and Repsol Argentina, S.A. into YPF, S.A. This merger came into effect on January 1, 2001.

  •
  In 2001 the REPSOL YPF Group acquired an additional 0.01% in YPF, S.A. for €1.2 million (US$ 1.04 million), bringing its total holding in YPF, S.A. up to 99.04% as of December 31, 2002.

  •
  At its meeting in February 2001, YPF's Board of Directors approved the merger, effective January 1, 2001, of YPF Gas, S.A. and Repsol Gas, S.A. At December 31, 2002 the new company's shareholders were Repsol Butano, S.A. (85%) and Pluspetrol Exploración y Producción, S.A. (the remaining 15%).

  •
  On January 1, 2001 YPF Chile, S.A. began to consolidate by the proportional integration method its 45% holding in Empresas Lipigas, S.A. This company was purchased in the last quarter of 2000 for €185 million.

  •
  As a result of the management agreements entered into with the company's other shareholders, effective January 1, 2001 the Group began to consolidate by the proportional integration method its 50% holding (through YPF, S.A.) in Refinerías del Norte, S.A. Through December 31, 2000, the holding in this company had been carried by the equity method.

  •
  On February 7, 2001 YPF sold 36% of its holding in Oleoducto Trasandino (Argentina), S.A., A&C Pipeline Holding Company and Oleoducto Trasandino (Chile), S.A. for €71 million, obtaining a net gain of €25 million.

  •
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

  REPSOL YPF purchased from Pluspetrol Bolivia Corporation the latter's 9.5% holding in Andina, S.A. for €154 million (US$142 million).

  With this transaction, REPSOL YPF increased its holding and management of Andina, S.A. to 50% which, accordingly, began to consolidate it by the global integration method, instead of the proportional integration method applied through December 31, 2000.

  •
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

  •
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

  In exchange for these assets, Petrobras acquired the REPSOL YPF Group's holding in Eg3 which, as of December 31, 2000 and, accordingly, was excluded from consolidation and recorded under the "Temporary Cash Investments" caption in the accompanying consolidated balance sheets (see Note 10).

  •
  On December 31, 2001, CLH sold its holding in Petronor (3.07%) to BBK for €52 million, with a gross capital gain of €38 million for the REPSOL YPF Group, which recorded it under the "Extraordinary Income" caption in the consolidated statement of income (see Note 18).

  •
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

  Once completed, the transaction came into effect on January 1, 2002, and, since there was a commitment to sell these companies, their net worth and unamortized goodwill as of December 31, 2001, were recorded under the "Temporary Cash Investments" caption in the accompanying consolidated balance sheets (see Note 10). The transactions performed by these companies through year-end were included in the accompanying consolidated statement of income.

  The net effect of the aforementioned changes in the 2001 scope of consolidation was a variation of 1.93%, 1.04% and 1.38% in the assets, operating revenues and operating income, respectively, of the REPSOL YPF Group.

  g)
  Comparative information: classification of taxes paid in Dubai and Algeria

    On January 1, 2002, the Group changed the method of recording the taxes paid in Dubai for the crude oil produced there. Previously, this expense was recorded under the "Materials Consumed" caption in the "Operating Income" or "Operating Loss" caption. From 2002 onwards, the portion of the tax paid in Dubai that is identical or analogous to Spanish corporate income tax will be reclassified to the "Income Tax" caption. Of the total taxes paid in Dubai in 2003 (€172 million) and 2002 (€191 million), €59 million and €67 million, respectively, are recorded under the "Materials Consumed" caption, and €113 million and €124 million, respectivelly, under the "Income Tax" caption. The taxes paid in 2001 amounted to €251 million.

    Also, on January 1, 2002, the Group changed the method of recording the taxes paid in Algeria for the crude oil produced in the TFT field. Previously, this expense was recorded under the "Materials Consumed" caption, and from 2002 onwards, for the same reasons as those included in the previous paragraph for Dubai, the expense will be recorded under the "Income Tax" caption in the accompanying consolidated statement of income. The taxes paid in 2003, 2002 and 2001 amounted to €28 million, €26 million and €28 million, respectively.

(2) ACCOUNTING POLICIES

        The main accounting principles applied by REPSOL YPF were as follows:

  a)
  Start-up expenses

    This caption includes the capital increase expenses, consisting mainly of bank fees and transfer tax. These expenses are amortized on a straight-line basis over five years.

  b)
  Intangible assets

    Research and development costs

    Research and development costs are expensed as incurred.

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

    Transfer, surface right and usage rights

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

    Other intangible assets

    This caption includes the rights acquired for affreightment under long-term time-charter agreements, which are recorded at the present value of the future payments plus the amount of the purchase option, if any, and are amortized by the straight-line method over their useful life, which currently is 20 years.

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

      The aforementioned cost includes the following expenses incurred exclusively during the construction period:

      •
      The financial expenses relating to external specific and general-purpose financing. As regards external general-purpose financing, the financial expenses to be capitalized are obtained by applying the average cost of long-term external financing to the average accumulated capitalizable investments not specifically financed. €26 million, €31 million and €76 million were capitalized in this connection in 2003, 2002 and 2001, respectively, and these amounts are recorded as a reduction in the "Interest Expenses" caption in the accompanying consolidated statements of income.

      •
      The personnel and other similar operating expenses effectively incurred in in-house construction work on fixed assets.

      The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

      The costs of extraordinary fixed asset inspections and repairs covering a period exceeding one year are estimated and charged each year to income, and a provision is recorded under the "Other Provisions" caption in the consolidated balance sheet. Ordinary repair, upkeep and maintenance expenses are expensed currently.

      This caption also includes investments relating to oil and gas exploration and production activities (see Note 2.c.3).

    c.2)
    Depreciation

      The revalued cost of property, plant and equipment other than those relating to oil and gas exploration and production activities (see Note 2.c.3) is depreciated by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life
Buildings and other structures	30-50
Machinery, plant and equipment:
Machinery, installations and tools	8-15
Furniture and fixtures	9-15
Refineries in service:
Units	8-15
Storage tanks	20-30
Pipelines and networks	12-18
Gas infrastructure and distribution facilities	20-30
Transport equipment	5-20
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

  In accordance with generally accepted accounting principles on long-term fixed asset depreciation, each year the Group compares, if appropriate, the market value or the discounted future cash flows from its proved and unproved reserves (the latter of which are subject to a risk factor) in each field owned by the Group at year-end with the net book values of the assets relating thereto. The revenues or expenses recorded as a result of application of this method are classified under the "Extraordinary Income (Expense)" caption in the consolidated statement of income (see Notes 5 and 18).

  Other exploration costs

  Exploration investments in progress and those financed by the Spanish State pending classification as unsuccessful are recorded under this caption and are presented in the consolidated financial statements as follows:

  1.
  The costs of acquiring interests in exploration are capitalized at acquisition cost and are amortized with a charge to income on the basis of technical evaluation of the results of the exploration in progress over a maximum period equal to the term of the contract regulating the exploration interests. If commercially exploitable wells are found, the costs are reclassified to "Investments in areas with oil reserves" and recorded at net book value when the wells are determined to be commercially exploitable.

  2.
  Hydrocarbon exploration operations are recorded by the "successful-efforts" method, whereby exploration costs, excluding drilling costs, are charged to income as they are incurred. Drilling costs are capitalized until it is known whether the prospective wells are commercially exploitable, in which case they are reclassified to "Investments in areas with oil reserves"; otherwise, they are expensed when the wells are determined to be unproductive.

  Future field abandonment and dismantlement costs

  Future field abandonment and dismantlement costs (environmental, safety, etc.) are estimated, on a field-by-field basis, taking into account Spanish and international regulations. These costs are allocated to income each year based on production with respect to the proved reserves.

  Note 14 discloses the balance of, the provisions to, and amounts used of, the allowance for field abandonment costs in 2003, 2002 and 2001.

    c.4)
    Property, plant and equipment of environmental nature

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

      Note 22 on environmental information includes a breakdown of the environmental assets in 2003.

  d)
  Long-term financial investments

    Companies in which the percentage of direct or indirect ownership exceeds 3% (listed companies) or 20% (unlisted companies) but does not exceed 50% (excluding the multigroup companies and those over which effective control is exercised) are carried by the equity method based on the underlying book value of the holding in each company. The net income or loss obtained each year through these companies is reflected in the consolidated statements of income as "Share in the Income of Companies Carried by the Equity Method".

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

    Goodwill arising on consolidation

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

    The Company performs an annual analysis of the recoverability of these assets and no difficulty had arisen in this connection as of December 31, 2003, on the basis of the analysis.

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

    The caption also includes preferred share issuance expenses, which are amortized on a straight-line basis over ten years (see Note 12).

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

    This caption also includes the difference between the value of the rights under long-term time-charter agreements and the total amount of the lease payments outstanding plus the purchase option, if any. These costs are amortized by the interest method over the term of the related lease contract, which is currently 20 years.

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

  •
  Capital subsidies

    This account relates mainly to nonrefundable capital subsidies, which are valued at the amount granted and are allocated to income on a straight-line basis over the useful lives of the projects financed.

  •
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

  k)
  Provision for labor force restructuring

    The estimated costs of these restructuring plans are expensed in the year in which the related plan is agreed on and are included under the "Extraordinary Income/(Expense)" caption in the accompanying consolidated statements of income (see Notes 14 and 18).

  l)
  Provision for pensions and similar obligations

    REPSOL YPF has defined-contribution plans for certain employees in Spain, which conform to the Pension Plan and Fund Law. The main features of these plans are as follows:

    a)
    They are mixed plans to cover retirement, disability and death of the participants.

    b)
    The sponsor (REPSOL YPF) undertakes to make monthly contributions of certain percentages of serving employees' salaries to external pension funds.

    YPF also has a defined-contribution pension plan for the employees of its main companies (YPF, OPESSA and Repsol YPF Gas) and the company contributes basically the same amount as the participant up to a stipulated ceiling. In view of the economic impact of the economic crisis in Argentina on the funds managed by retirement insurance companies, YPF discontinued its contributions to these companies, although it continued to make withholdings from employees, making the appropriate contributions and precautionarily depositing the funds in Company accounts. The previous pension plan management vehicles were abandoned and a decision was made to create, as the best solution, a trust for the contributions made by the Company and an ordinary mutual fund for the contributions from the employees. This fund is registered with the Argentine National Securities Commission.

    Maxus Energy Corporation (a YPF subsidiary) has a number of trustee noncontributory pension plans covering substantially all full-time employees. The benefits provided by these plans are based on years of service compensation earned during years of employment. This company also has other noncontributory pension plans for executive officers, select key employees and former employees who worked at Maxus Group companies. The contribution calculation bases are a discount rate of 6.25%, an expected rate of return on assets of 9%, an expected rate of compensation increase of between 4.5% and 5.5% and UP-94 mortality table.

    This company also grants benefits for health care, life insurance and other social benefits to some of its employees who retire early. The amounts payable accrue over the employee's years of service.

    In relation to these programs, in 2003 and 2002 an extraordinary expense of €27 and €41 million, respectively, was recorded to cover the shortfall between the existing provision and the guaranteed benefits.

    The annual cost of the pension plans and similar obligations is included in the accompanying consolidated statements of income under the "Personnel Expenses" caption and amounted to €24 million, €24 million and €26 million in 2003, 2002 and 2001, respectively. The "Financial Expenses" caption includes €0.1 million, €0.4 million and €0.7 million in 2003, 2002 and 2001, respectively, relating to the financial adjustment of the provisions as of December 31, 2002, 2001 and 2000, respectively. In 2001, €2.7 million were recorded under the "Extraordinary Expenses" caption as a provision to cover the cost of externalizing the outstanding commitments.

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

  n)
  Foreign currency transactions

    Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the transaction date. At the end of each year the balances of the accounts receivable and payable in foreign currencies are translated at the exchange rates prevailing at year- or period-end. The resulting exchange differences are recorded by the methods described in the following paragraphs, except for the exchange differences arising as a result of specific transactions to finance investments in investees whose functional currencies are the same as the currency of the related debt, which are recorded as an addition to or a reduction in the balances of the "Translation Differences" caption in the accompanying consolidated balance sheets.

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

    The positive net differences in each group of currencies are recorded under the "Deferred Revenues" caption on the liability side of the consolidated balance sheet, unless exchange losses in a given group have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years.

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

    As a result of the legislation in force in Spain on the marketing of oil and gas, REPSOL YPF includes in both expenses and revenues the excise taxes on the products marketed by it. This gave rise to increases in expenses of €5,626 million, €5,532 million and €6,850 million in 2003, 2002 and 2001, respectively, which are recorded under the "Materials Consumed" caption, and to increases in revenues of the same amounts, which are recorded under the "Sales" caption.

    Work performed on water management, atmospheric protection, waste management, remediation of soil and underground water and the development of environmental management systems are deemed to be environmental expenses and they are recorded for accounting purposes in accordance with the criteria indicated above.

  r)
  Financial derivatives

    The REPSOL YPF Group uses these instruments to hedge its operating and financial risks. Note 23 contains a description of the transactions carried out by the Group, and of the way in which they were recorded.

  s)
  Gains and losses on disposals and assignments of interests relating to oil and gas exploration and production and similar activities

    In accordance with the method used for transactions of this type and with standard practice in the industry in which the Group operates, these gains and losses are recorded under the "Other Operating Revenues" and "Materials Consumed" captions, as appropriate, in the accompanying consolidated statements of income.

(3) START-UP EXPENSES

        The variations in this caption in the consolidated balance sheet as of December 31, 2003 and 2002, were as follows:

	Millions of Euros
	2003	2002
Beginning balance	61	100
Amortization	(38)	(39)

Ending balance	23	61

(4) INTANGIBLE ASSETS

        The detail of the balances of intangible asset accounts and of the related accumulated amortization as of December 31, 2003 and 2002, and of the variations therein is as follows:

	Millions of Euros
		Transfer, easement and Usage Rights
	Goodwill	Service Stations	Gas Pipelines	Other Intangible Assets	Total
COST
Balance as of December 31, 2001	235	388	683	713	2,019
Additions	—	11	—	46	57
Retirements or reductions	(1)	(1)	—	(12)	(14)
Translation differences	(36)	(37)	(71)	(152)	(296)
Change in method used to consolidate Gas Natural	—	—	(681)	(321)	(1,002)
Other variations in scope of consolidation(1)	—	—	259	(7)	252
Reclassifications and other variations(2)	22	15	1	261	299

Balance as of December 31, 2002	220	376	191	528	1,315
Additions	—	15	—	65	80
Retirements or reductions	(2)	(5)	—	(11)	(18)
Translation differences	(5)	(5)	(35)	(15)	(60)
Variations in scope of consolidation	1	—	23	12	36
Reclassifications and other variations(2)(3)	156	25	—	113	294

Balance as of December 31, 2003	370	406	179	692	1,647

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
Balance as of December 31, 2001	(52)	(113)	(124)	(229)	(518)
Amortization	(22)	(19)	(23)	(54)	(118)
Retirements or reductions	—	1	—	2	3
Translation differences	3	7	14	72	96
Change in method used to consolidate Gas Natural	—	—	135	94	229
Other variations in scope of consolidation(1)	—	—	(46)	4	(42)
Reclassifications and other variations	(1)	(1)	—	(65)	(67)

Balance as of December 31, 2002	(72)	(125)	(44)	(176)	(417)

Amortization	(33)	(20)	(9)	(57)	(119)
Retirements or reductions	1	1	—	1	3
Translation differences	3	2	9	10	24
Other variations in scope of consolidation	—	—	(6)	(4)	(10)
Reclassifications and other variations(2)(3)	(131)	(2)	—	(3)	(136)

Balance as of December 31, 2003	(232)	(144)	(50)	(229)	(655)

Net balance as of December 31, 2003	138	262	129	463	992

(1)
The "Transfer, Easement and Usage Rights—Gas Pipelines" heading includes the increase in EMPL as a result of the variation in the consolidation method from proportional to global integration in the first quarter of 2002 (see Note 1.f).

(2)
In 2002 the "Other Intangible Assets" caption includes €189 million relating to the long-term time-charter agreement for a methane vessel used for the transportation of liquefied natural gas (see Note 2.b). In 2003 this caption includes €95 million relating to the long-term time-charter agreements for two methane vessels of the Gas Natural group used for the transportation of liquefied natural gas.

(3)
The goodwill relating to unmerged service stations, which was classified under "Property, Plant and Equipment" as of December 31, 2002, was reclassified to the "Intangible Assets" caption in 2003, giving rise to increases of €156 million and €131 million in the cost and accumulated amortization and allowance, respectively, of the "Intangible Assets—Goodwill" caption. €23 million, relating to the amount payable to Gas Natural SDG in three installments in 2005, 2006 and 2007 as consideration for the grant of a preferential right on certain natural gas supplies in Latin America, which in 2002 were recorded under the "Deferred Expenses" caption, were also reclassified to the "Intangible Assets" caption in 2003 (see Note 8).

(5) PROPERTY, PLANT AND EQUIPMENT

      The detail of the balances of property, plant and equipment accounts and of the related accumulated depreciation, depletion and provisions as of December 31, 2003 and 2002, and of the variations therein is as follows:

	Millions of Euros
	Land, Buildings and Structures	Machinery Plant and Equipment	Investments in Areas with Oil Reserves	Other Exploration Costs	Transport Equipment	Other Tangible Fixed Assets(1)	Total
COST
Balance as of December 31, 2001	2,331	21,242	30,750	505	876	2,991	58,695
Additions	63	470	961 (2)	91	4	639	2,228
Retirements or reductions	(15)	(99)	(86)	(16)	(22)	(31)	(269)
Translation differences	(341)	(1,488)	(4,787)	(26)	(135)	(265)	(7,042)
Change in method used to consolidate Gas Natural	(217)	(6,301)	—	—	(18)	(523)	(7,059)
Other variations in scope of consolidation(3)	(5)	(849)	—	—	1	(50)	(903)
Reclassifications and other variations	50	858	8	(80)	32	(952)	(84)

Balance as of December 31, 2002	1,866	13,833	26,846	474	738	1,809	45,566

Additions	150	292	938 (2)	87	5	769 (4)	2,241
Retirements or reductions	(27)	(67)	(46)	(33)	(3)	(19)	(195)
Translation differences	(114)	(725)	(4,734)	(31)	(123)	(82)	(5,809)
Variations in scope of consolidation(3)	5	407	1,318	11	(2)	10	1,749
Reclassifications and other variations	55	225	(36)	(11)	30	(468)	(205)

Balance as of December 31, 2003	1,935	13,965	24,286	497	645	2,019	43,347

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
Balance as of December 31, 2001	(644)	(10,581)	(15,707)	(310)	(591)	(426)	(28,259)
Depreciation and depletion	(41)	(817)	(1,322)	(100)	(20)	(82)	(2,382)
Retirements or reductions	4	70	72	15	21	10	192
Net period provisions(5)	—	(3)	(371)	(28)	—	—	(402)
Translation differences	102	689	2,463	16	90	70	3,430
Change in method used to consolidate Gas Natural	53	2,002	—	—	11	55	2,121
Other variations in scope of consolidation(3)	6	239	—	—	1	(5)	241
Reclassifications and other variations	21	337	79	(10)	(9)	(363)	55

Balance as of December 31, 2002	(499)	(8,064)	(14,786)	(417)	(497)	(741)	(25,004)

Depreciation and depletion	(37)	(665)	(1,218)	(29)	(16)	(60)	(2,025)
Retirements or reductions	11	28	5	32	2	6	84
Net period provisions(5)	—	(1)	199	—	—	—	198
Translation differences	41	401	2,577	21	82	17	3,139
Variations in scope of consolidation(3)	(2)	(98)	(323)	(8)	2	(3)	(432)
Reclassifications and other variations	(17)	119	46	3	(1)	14	164

Balance as of December 31, 2003	(503)	(8,280)	(13,500)	(398)	(428)	(767)	(23,876)

Net balance at 12/31/03(6)	1,432	5,685	10,786	99	217	1,252	19,471

(1)
Including construction in progress.

(2)
In 2002 includes investments in Argentina (€598 million), the rest of Latin America (€306 million), the Far East (€53 million) and North Africa and the Middle East (€64 million). In 2003 the largest investments were made in Argentina (€574 million), the rest of Latin America (€292 million) and North Africa and the Middle East (€53 million).

(3)
In 2002 includes a cost reduction of €782 million, €345 million and €124 million for Enagás, S.A., Gas Argentino, S.A. and Petroken Petroquímica Ensenada, S.A., respectively, and €232 million, €79 million and €45 million of accumulated amortization due to the change in the consolidation method used for these companies in 2001, to the equity method in 2002. The impact of the inclusion of Refap, S.A., which was consolidated by the proportional integration method in 2002 as opposed to being carried by the equity method in 2001, gave rise to an increase in cost of €89 million and of €43 million in accumulated amortization.

In 2003 this account includes increases of €1,332 million and €207 million in cost relating to BP Amoco Trinidad & Tobago Llc and Gas Natural SDG, S.A., respectively, and of €336 million and €63 million in accumulated depreciation as a result of the increase in the ownership interests in these two companies, which are consolidated by the proportional integration method. It also includes €127 million in cost and €21 million in accumulated depreciation as a result of the inclusion in consolidation of Proyectos Integrados Energéticos, S.A., a company which was not consolidated as of December 31, 2002 (see Note 1.f).

(4)
This amount includes €200 million relating to the estimated value of Repsol YPF, S.A.'s irrevocable purchase option right vis-à-vis Tecnicontrol and Gestión Integral, S.L. on a property bought by the latter from Real Madrid Football Club, located at Paseo de la Castellana, in Madrid.

(5)
In 2002 includes €410 million relating to the provision recorded as a result of the comparison between fair value or cash flows, updated as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas and the net book value of the assets allocated to them. In 2003 this account includes the reversal of €275 million in this connection.

(6)
As of December 31, 2003 and 2002, the accumulated provision amounted to €616 million and €1,044 million, respectively.

        The balances of nondepreciable assets, i.e. land and construction in progress, amounted to €728 million and €1,125 million, respectively, in 2003. The land amounts were included under the "Land, Buildings and Structures" caption in the foregoing table, and the amounts relating to construction in progress were recorded under the "Machinery, Plant and Equipment" (€45 million), "Investments in Areas with Reserves" (€400 million), "Other Exploration Costs" (€48 million) and "Other Tangible Fixed Assets" (€632 million) captions.

        €6.801 million and €6,966 million of the property, plant and equipment had been fully depreciated as of December 31, 2003 and 2002, respectively.

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

        The accounts affected by the revaluation pursuant to Royal Decree-Law 7/1996 and the related effect, net of depreciation, as of December 31, 2003 and 2002, are as follows:

	Millions of Euros
	Balance at 12/31/02	Additions	Variations in the scope of consolidation	Balance at 12/31/03
Land, buildings and other structures	64	(2)	1	63
Machinery, plant and equipment	116	(18)	5	103
Investments in oil and gas exploration and production
Investments in areas with oil reserves	1	—	—	1
Transport equipment	1	—	(1)	—
Other tangible fixed assets	1	—	—	1

	183	(20)	5	168

        The revaluations increased the net values of the property, plant and equipment by €1,496 million. The effect in shareholders' equity of the remaining undepreciated balance, net of minority interests, included in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, amounted to €168 million and €183 million, respectively.

        The aforementioned revaluations also increased the period depreciation charge, net of the portion attributable to minority interests, by €20 million, €31 million and €42 million in 2003, 2002 and 2001, respectively.

        The "Property, Plant and Equipment" caption includes investments by the REPSOL YPF Group in administrative concessions amounting to €77 million and €82 million as of December 31, 2003 and 2002, respectively. The assets subject to the concessions must be returned to the Spanish State in good working order between 2004 and 2050.

        Approximately €13,709 million and €15,266 million of the Group's total net property, plant and equipment as of December 31, 2003 and 2002, respectively, are located outside Spain.

        In 2003 REPSOL YPF released €275 million of the allowance for diminution in fixed asset value and in 2002 and 2001 recorded a provision of €410 million and €655 million, respectively, in this connection. The provision to release of this allowance arose from the comparison of the market value or the discounted future cash flows, as appropriate, from the proved and unproved oil and gas reserves (the unproved reserves are subject to a risk factor) with the net book values of the assets relating thereto (see Note 18).

        REPSOL YPF has insured all the normal industrial risks to which its property, plant and equipment are subject.

(6) INVESTMENTS IN AFFILIATES AND OTHER FINANCIAL ASSETS

        The detail of the balances of this caption as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	2003	2002
1. Investments in companies
Holdings in companies carried by the equity method:
Enagas	101	87
Compañía Logística de Hidrocarburos CLH, S.A.	62	62
Atlantic LNG Company of Trinidad & Tobago	57	56
Petroken Petroquímica Ensenada, S.A.	56	56
PBB Polisur, S.A.	40	21
Oleoductos del Valle, S.A.	39	53
Atlantic LNG 2/3 Company of Trinidad & Tobago	35	24
Transierra, S.A.	28	—
Terminales Marítimos Patagónicos, S.A. (Termap)	17	20
Dynasol Elastómeros, S.A. de CV	13	17
Terminales Canarios, S.L.	11	11
Sociedad de Gas de Euskadi, S.A.	11	10
Asfaltos Españoles, S.A.	9	10
Repsol Bronderslev A/S	9	8
Oleoducto Trasandino Argentina, S.A.	8	9
Gasoducto del Pacífico (Argentina), S.A.	8	7
Oleoducto Trasandino Chile, S.A.	6	8
Oiltanking Ebytem, S.A.	5	2
Hinia, S.A.	4	—
Gasolineras Prats, S.A.	4	4
Ángel Muñoa, S.L.	4	4
Gestión de Puntos de Venta, S.A.—GESPEVESA	4	4
Societat Catalana de Petrolis—PETROCAT	4	3
Autoclub Repsol, S.L.	4	1
Transportadora Subrasileira de Gas	3	3
Gas Aragón, S.A.	3	2
Torre Marenostrum, S.L.	3	—
Other companies carried by the equity method	29	30

	577	512

Long-term investment securities (at cost). Equity securities:
Termogaucha—Usina Termelétrica, S.A.	21	14
Oleoductos de Crudos Pesados (OCP), Ltd.	19	14
Gasoducto del Pacífico (Chile), S.A.	11	14
Polymed	—	7
Proyectos Integrados Energéticos, S.A.	—	12
Other companies	20	25

	71	86
Total investments in companies	648	598

2. Other financial investments
Long-term financial investments	498	335
Long-term guarantees and deposits	40	34
Other financial investments	275	251

Total other financial investments	813	620

Total financial investments	1,461	1,218

(6) INVESTMENTS IN AFFILIATES AND OTHER FINANCIAL ASSETS

        The variations in long-term financial investments in 2002 and 2003 were as follows:

	Millions of Euros
	Investments in companies	Other Financial Investments	Total
Balance as of December 31, 2001	820	668	1,488
Investment(1)	20	174	194
Retirements or reductions(2)	(30)	(28)	(58)
Net period provisions	(6)	—	(6)
Change in method used to consolidate Gas Natural	(86)	(160)	(246)
Other variations in scope of consolidation(3)	118	3	121
Income of investees(4)	(35)	—	(35)
Dividends distributed	(62)	—	(62)
Translation differences	(143)	(175)	(318)
Reclassifications and other variations	2	138	140

Balance as of December 31, 2002	598	620	1,218

Investment(1)	76	316	392
Retirements or reductions(2)	(16)	(18)	(34)
Net period provisions	(21)	—	(21)
Variations in scope of consolidation(3)	10	8	18
Income of investees(4)	146	—	146
Dividends distributed	(71)	—	(71)
Translation differences	(45)	(69)	(114)
Reclassifications and other variations	(29)	(44)	(73)

Balance as of December 31, 2003	648	813	1,461

(1)
The 2002 additions to "Investments in Companies" relate mainly to a capital increase at Repsol France (€6.1 million) and to the acquisition of a holding in the Brazilian company Termogaucha Usina Termeletrica, S.A. (€5.8 million).

  The 2003 additions to "Investments in Companies" relate mainly to the acquisition of the Bolivian company Transierra, S.A. (€31 million), the increase in the holding in Oleoducto de Crudos Pesados (OCP), Ltd. (€12 million) and the contributions to the Brazilian company Termogaucha—Usina Termeletrica, S.A. (€6.9 million) and the Argentine company Central Dock Sud, S.A. (€7 million).

  The 2002 additions to "Other Financial Investments" relate mainly to loans to companies carried by the equity method (€76 million) and to guarantee deposits securing compliance with sundry obligations (€53 million).

  The 2003 additions to "Other Financial Investments" also relate mainly to loans to companies carried by the equity method (€116 million) and to guarantee deposits securing compliance with sundry obligations (€90 million).

(2)
The divestments in the "Investments in Companies" caption in 2002 relate to the successive disposal of holdings in CLH (€29 million). In 2003 this caption includes the disposal of a stake in Enagas (€5.8 million) and of other minor holdings.

(3)
In 2002 this account includes the Group's percentage of the net worth of these investees, which changed their consolidation method from the global or proportional integration method to the equity method in 2002. The main investees are Enagas, S.A. (€86 million), Petroken Petroquímica Ensenada, S.A. (€56 million) and Gas Argentino, S.A. (€41 million). This account also includes the decrease (€68 million) arising from the change in the consolidation method used for Refap, S.A from the equity method in 2001 to the proportional integration method in 2002.

  In 2003 this account includes mainly the effect of the increase in the holding in Gas Natural SDG, S.A. (€15 million).

(4)
In 2002 this account relates to the income contributed mainly by Atlantic LNG Co. of Trinidad and Tobago (€20 million), CLH (€18 million), Oleoductos del Valle, S.A. (€15 million), Petroken Petroquímica Ensenada, S.A. (€10 million) and Enagas (€5 million); to the share in the losses of Central Dock Sud, S.A. (€65 million), PBB Polisur, S.A. (€37 million) and Gas Argentino, S.A. (€19 million) and to the contributions from other investees, the individual amounts of which are lower than €5 million.

  In 2003 this account relates mainly to the income contributed by Atlantic LNG Co. of Trinidad & Tobago (€39 million), PBB Polisur, S.A. (€25 million), CLH (€21 million), Atlantic LNG 2/3 Co. of Trinidad & Tobago (€15 million), Inversora Dock Sud, S.A. and Central Dock Sud, S.A. (€15 million) and Enagas, S.A. (€15 million).

        The salient information as of December 31, 2003, on the companies listed in the foregoing table of equity securities with an individual cost per books of more than €4 million is as follows:

		Millions of Euros
Company	Percentage of Ownership	Capital	Reserves	2003 Income (Loss)
Oleoductos de Crudos Pesados (OCP), Ltd.(1)	29.66%	79.8	0.9	(16.6)
Termogaúcha—Usina Termelétrica, S.A.(2)	26.00%	60.8	18.3	0.0
Gasoducto del Pacífico Chile(3)	8.67%	109.4	1.5	7.5

(1)
Company engaging in the construction of an oil pipeline for heavy crude oil in the north of Quito (Ecuador).

(2)
Brazilian company that engages in the construction and operation of a gas thermoelectric plant in the region of Grande Porto Alegre, Río Grande del Sul (Brazil) for the retailing of electricity.

(3)
Chilean company engaging in the transmission of natural gas.

        The "Long-Term Financial Investments" caption relates mainly to loans granted to companies consolidated by the proportional integration method which were not eliminated in consolidation, as indicated in Note 1.b., and loans to nonconsolidated companies. These investments earned average interest of 5.06% and 4.03% in 2003 and 2002, respectively. This caption includes €144 million corresponding to cash advances related to the swap transaction described in Note 23 "Interest rate options".

        As of December 31, 2003 and 2002, these financial investments mature over the next five years as follows:

	Millions of Euros
MATURING IN
	2003		2002
2003	—		4,270	(1)
2004	5,031	(1)	52
2005	44		21
2006	56		25
2007	5		12
2008	3		3
Subsequent years	705		507

	5,844		4,890

(1)
These amounts include short-term financial investments (see Note 10).

(7) GOODWILL ARISING ON CONSOLIDATION

        The detail, by investee, of the "Goodwill" caption as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	2003	2002
Companies consolidated by the global integration method
YPF, S.A.	1,864	2,386
Empresas Lipigas, S.A.	84	92
Repsol YPF Comercial del Perú, S.A.	40	45
Refinería La Pampilla, S.A.	23	50
Duragas, S.A.	13	16
Repsol YPF Gas, S.A.	6	6
Repsol YPF Distribuidora, S.A.	5	6
Companies consolidated by the proportional integration method
Refap, S.A.	182	189
Gas Natural SDG, S.A.	155	51
Buenergía Gas & Power, Ltd.	41	—
Compañía Distribuidora de Gas do Río de Janeiro	27	26
Gas Natural, S.A. ESP	13	12
Ceg Río, S.A.	11	11
Comercializadora Metrogás, S.A. de C.V.	7	9
Global Companies LLC	6	9
Refinaria de Petróleos de Manguinhos, S.A. y subsidiarias	4	5
Refinerías del Norte, S.A.	3	4
Gasoriente, S.A. ESP	2	2
Gas Natural Navarra, S.A.	1	1
Companies carried by the equity method
PBB Polisur, S.A.	6	9
Sucar, S.A.	2	3
Limagas, S.A.	1	2

	2,496	2,934

        The variations in 2003 and 2002 in this caption in the accompanying consolidated balance sheets were as follows:

	Millions of Euros
	2003	2002
Beginning balance	2,934	4,497
Additions(1)	152	108
Change in the method used to consolidate Gas Natural	—	(218)
Other variations in scope of consolidation	3	23
Amortization(2)	(174)	(300)
Retirements	(5)	(51)
Translation differences(3)	(405)	(1,102)
Reclassifications and other variations	(9)	(23)

Ending balance	2,496	2,934

(1)
The 2002 additions relate mainly to CEG (€68 million) and CEG Río (€26 million).

  The 2003 additions relate to Gas Natural SDG (€111 million) and Buenergía Gas & Power (€41 million).

(2)
Includes €135 million and €168 million in 2003 and 2002, respectively, relating to amortization of goodwill of YPF. In 2002 also includes early amortization of goodwill arising on the purchase in 2002 of various holdings in Brazilian and Colombian subsidiaries of Gas Natural (see Note 1.f).

(3)
The 2002 balance includes a decrease of €490 million arising from the impairment of the goodwill at YPF.

(8) DEFERRED EXPENSES

        The detail of the balances of this caption in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, and of the variations therein in the years then ended is as follows:

	Millions of Euros
	Cost of Reflagging Service Stations	Exclusive Supply Contracts	Deferred Charges on Debts	Other Deferred Expenses	Total
Balance as of December 31, 2001	113	29	282	192	616
Capitalized costs(1)	5	3	1	71	80
Amortization	(16)	(12)	(40)	(42)	(110)
Retirements	(1)	—	—	(4)	(5)
Change in method used to consolidate Gas Natural	—	—	—	(33)	(33)
Other variations in scope of consolidation	—	—	—	8	8
Translation differences	(28)	—	(6)	(37)	(71)
Reclassifications and other variations(2)	1	—	(5)	202	198

Balance as of December 31, 2002	74	20	232	357	683
Capitalized costs	3	3	5	13	24
Amortization	(14)	(8)	(32)	(40)	(94)
Retirements	(1)	—	—	(5)	(6)
Variations in scope of consolidation	—	—	—	(1)	(1)
Translation differences	(2)	—	(4)	(8)	(14)
Reclassifications and other variations(2)	1	—	(5)	74	70

Balance as of December 31, 2003	61	15	196	390	662

(1)
In 2002 the "Capitalized cost" caption includes €23 million relating to the amount payable to Gas Natural SDG in three installments in 2005, 2006 and 2007 as consideration for the grant of a preferential right on certain Latin-American gas supplies (see Note 4).

(2)
In 2002 the "Other Deferred Expenses" caption includes €204 million relating to the deferred implicit interest on the long-term time-charter agreement for a methane vessel used for the transportation of liquefied natural gas (see Note 2.f).

  In 2003 this caption includes €108 million relating to the long-term time-charter agreement for two methane vessels used for the transportation of liquefied natural gas.

(9) INVENTORIES

        The detail of the "Inventories" caption as of December 31, 2003 and 2002, is as follows:

		Millions of Euros
		Cost	Write Down	Carrying Value
2003	Crude oil and natural gas	699	(13)	686
	Finished and semifinished products	1,007	(17)	990
	Supplies and other inventories	444	(11)	433

		2,150	(41)	2,109

2002	Crude oil and natural gas	737	—	737
	Finished and semifinished products	1,100	(7)	1,093
	Supplies and other inventories	297	(8)	289

		2,134	(15)	2,119

        Royal Decree 2111/1994, which came into force on December 8, 1994, regulates the obligation to maintain minimum safety reserves of oil products and also created Corporación de Reservas Estratégicas de Productos Petrolíferos. The Royal Decree defines who must maintain these safety reserves and the quantity thereof, specifying that they can be calculated at consolidated level. In this respect, as of December 31, 2003, the REPSOL YPF Group had met the minimum safety reserve requirements established by the Royal Decree through the Spanish companies included in the Group. Also, in accordance with current legislation (Royal Decree 1085/1992), Repsol Butano, S.A. must have stored, and does have stored the necessary LPG inventories to ensure that demand for gas can be met for a period of 30 days.

        REPSOL YPF's product purchase and sale futures as of December 31, 2003 and 2002, are disclosed in Note 23.

(10) SHORT-TERM FINANCIAL INVESTMENTS

        The detail of this caption as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	2003	2002
Temporary cash investments	5,001	4,262
Accrued interest	30	8

TOTAL	5,031	4,270

        The balance of this caption relates basically to surpluses deposited at finance entities. These investments earned interest of approximately 2.50% and 3.42% in 2003 and 2002, respectively.

        As of December 31, 2002, the balance also included €17 million representing 6.79% relating to the net worth of CLH, for which there was a sale commitment at that date (see Note 1.f).

(11) SHAREHOLDERS' EQUITY

        The detail of the balances of this caption as of December 31, 2001, 2002 and 2003, and of the variations therein in the years then ended is as follows:

			Other Reserves of the Parent Company
2001	Capital Stock	Paid-in Surplus	Legal Reserve	Revaluation Reserve	Reserve for Adjustment to Euros	Voluntary Reserves	Reserves of Consolidated Companies	Translation Differences	Income for the Period	Interim Dividend	Total
	Millions of Euros
Balance as of December 31, 2000	1,221	6,428	224	3	2	1,109	3,397	562	2,429	(232)	15,143
Distribution of 2000 income:
Legal reserve	—	—	20	—	—	—	—	—	(20)	—	—
Interim dividend	—	—	—	—	—	—	—	—	(232)	232	—
Supplementary dividend	—	—	—	—	—	—	—	—	(378)	—	(378)
Voluntary reserves	—	—	—	—	—	39	1,760	—	(1,799)	—	—
Translation differences (foreign currency) and other	—	—	—	—	—	—	21	(1,016)	—	—	(995)
Net income for the year	—	—	—	—	—	—	—	—	1,025	—	1,025
Interim dividend	—	—	—	—	—	—	—	—	—	(257)	(257)

Balance as of December 31, 2001	1,221	6,428	244	3	2	1,148	5,178	(454)	1,025	(257)	14,538

			Other Reserves of the Parent Company
2002	Capital Stock	Paid-in Surplus	Legal Reserve	Revaluation Reserve	Reserve for Adjustment to Euros	Voluntary Reserves	Reserves of Consolidated Companies	Translation Differences	Income for the Period	Interim Dividend	Total
	Millions of Euros
Balance as of December 31, 2001	1,221	6,428	244	3	2	1,148	5,178	(454)	1,025	(257)	14,538
Distribution of 2001 income:
Legal reserve	—	—	—	—	—	—	—	—	—	—	—
Interim dividend	—	—	—	—	—	—	—	—	(257)	257	—
Supplementary dividend	—	—	—	—	—	—	—	—	—	—	—
Voluntary reserves	—	—	—	—	—	1,607	(839)	—	(768)	—	—
Translation differences (foreign currency) and other	—	—	—	—	—	—	(49)	(2,672)	—	—	(2,721)
Net income for the year	—	—	—	—	—	—	—	—	1,952	—	1,952
Interim dividend	—	—	—	—	—	—	—	—	—	(183)	(183)

Balance as of December 31, 2002	1,221	6,428	244	3	2	2,755	4,290	(3,126)	1,952	(183)	13,586

	Millions of Euros
			Other Reserves of the Parent Company
2003	Capital Stock	Paid-in Surplus	Legal Reserve	Revaluation Reserve	Reserve for Adjustment to Euros	Voluntary Reserves	Reserves of Consolidated Companies	Translation Differences	Income for the Period	Interim Dividend	Total
Balance as of December 31, 2002	1,221	6,428	244	3	2	2,755	4,290	(3,126)	1,952	(183)	13,586
Distribution of 2002 income:
Legal reserve	—	—	—	—	—	—	—	—	—	—	—
Interim dividend	—	—	—	—	—	—	—	—	(183)	183	—
Supplementary dividend	—	—	—	—	—	(196)	—	—	—	—	(196)
Voluntary reserves	—	—	—	—	—	1,109	660	—	(1,769)	—	—
Translation differences (foreign currency) and other	—	—	—	—	—	—	(10)	(1,524)	—	—	(1,534)
Net income for the year	—	—	—	—	—	—	—	—	2,020	—	2,020
Interim dividend	—	—	—	—	—	—	—	—	—	(244)	(244)

Balance as of December 31, 2003	1,221	6,428	244	3	2	3,668	4,940	(4,650)	2,020	(244)	13,632

Capital stock

        As of December 31, 2003, the capital stock consisted of 1,220,863,463 fully subscribed and paid shares of €1 par value each, all listed on the Spanish (continuous market), New York and Buenos Aires Stock Exchanges.

        At the date of the last General Shareholder's Meeting, on April 4, 2003, the most significant holding in REPSOL YPF, S.A. are as follows:

	Percentage of Ownership
CAIXA	10.17	(1)
BBVA	8.17
Repinves	5.63	(2)
Pemex	4.81

(1)
Holding owned through La Caixa Holdings, S.A. Also, La Caixa has a 41.4% holding of Repinves.

(2)
Repinves' shareholders are: La Caixa, Caixa D'Estalvis de Catalunya and Caja Guipúzcoa San Sebastián.

        According to the latest information available to the Company, BBVA has reduced its holding to 5.32%.

        REPSOL YPF, S.A.'s bylaws limit the maximum number of votes that any single shareholder or companies belonging to the same Group may cast at the Shareholders' Meeting to 10% of the voting stock.

        On April 21, 2002, the Shareholders' Meeting resolved to:

  •
  Authorize the Board to increase the Company's capital stock, at one or several times, by an amount equal to half of the capital stock on the date of the capital increase, during a period of five years from the date of the resolution, through monetary contributions, with the additional paid-in capital the Board considers appropriate in view of the market price of the Company's shares.

  •
  Authorize the Board of Directors to issue €3,000,000,000 of debentures convertible into shares of Repsol YPF, S.A. and/or exchangeable for shares of the Company or other companies during a five-year period from the date of that Shareholders' Meeting; to determine the bases and types of the conversion or exchange and to increase capital stock by the amount required.

        As of December 31, 2003, these authorizations had not been used.

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

        This reserve, in the case of REPSOL YPF, S.A.'s subsidiaries, is recorded under the "Reserves at Consolidated Companies" caption.

Revaluation reserve

        The balance of the "Revaluation Reserve Royal Decree-Law 7/1996" account can be used, free of tax, to offset recorded losses (both prior years? accumulated losses and current year losses) or losses which might arise in the future, and to increase capital stock. From January 1, 2007, the balance of this account can be transferred to unrestricted reserves provided the related monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

        If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to tax.

        The distribution of these reserves would give rise to tax credits for dividend double taxation.

        This reserve, in the case of REPSOL YPF, S.A.'s subsidiaries, is recorded under the "Reserves at Consolidated Companies" caption.

Dividends

        The 2003, 2002 and 2001 interim dividends relate to the gross interim dividend per share distributed by REPSOL YPF, S.A. out of income in each of these years. In 2003 it amounted to €244 million (€0.20 gross per share), in 2002 to €183 million (€0.15 gross per share) and in 2001 to €257 miilion (€0.21 gross per share).

        The 2001 Shareholders' Meeting resolved to ratify the interim dividend distributed and to credit the net unallocated income to reserves.

        The final dividend approved by the Shareholders' Meeting of Repsol YPF, S.A. for 2002 amounted to €196 million (€0.16 gross per share).

        The proposal for the distribution of Repsol YPF, S.A.'s 2003 income, to be submitted for approval at the next Shareholders' Meeting, includes the distribution of a final dividend for 2003 of €244 million (gross €0.20 per share), payable on or after July 1, 2004.

        Based on the accounting statement prepared and its unused credit lines, as of the date on which the interim dividend was approved, Repsol YPF, S.A. had sufficient liquidity to distribute the interim dividend pursuant to Articles 194.3 and 216 of the revised Corporations Law.

        The detail, by subgroup, of the balances of "Reserves at Consolidated Companies" and "Translation Differences" as of December 31, 2003, 2002 and 2001, is as follows:

	Millions of Euros
	2003	2002	2001
Reserves in Consolidated Companies:
Gas Natural Subgroup	707	1,140	1,011
Repsol Exploración Subgroup	575	807	548
Repsol Comercial Subgroup	546	497	843
Repsol Petróleo Subgroup	199	409	134
Petronor Subgroup	105	174	132
Repsol Butano Subgroup	211	124	55
YPF Subgroup	893	(106)	882
Repsol YPF Brasil Subgroup	305	(25)	—
Repsol Química Subgroup	41	(3)	24
Other subsidiaries and consolidated adjustments	1,358	1,273	1,549

Total	4,940	4,290	5,178

Translation differences:
YPF Subgroup	(3,641)	(2,389)	(502)
Repsol YPF Brasil Subgroup	(277)	(326)	29
Repsol Butano Subgroup	(150)	(143)	(56)
Gas Natural Subgroup	(118)	(102)	(32)
Repsol Exploración Subgroup	(65)	(92)	(15)
Other subsidiaries and consolidated adjustments	(399)	(74)	122

Total	(4,650)	(3,126)	(454)

        The "Reserves at Consolidated Companies" caption includes €1,168 million and €1,111 million of restricted reserves in 2003 and 2002, respectively.

        Following is a detail of the Group companies whose shares were listed as of December 31, 2003:

Company	Number of Shares Listed	Percentage of Capital Stock Listed	Stock Exchange	Year-End Value	Last Quarter Value	Currency
Repsol YPF, S.A.	1,220,863,463	100%	Spanish continuous market	15.46	14.84	Euros
			Buenos Aires	57.55	51.25	Argentine Pesos
			New York	19.55	17.72	U.S. Dollars
Gas Natural SDG, S.A.	447,776,028	100%	Spanish continuous market	18.55	16.99	Euros
YPF	393,312,793	100%	New York	37.02	32.87	U.S. Dollars
			Buenos Aires	109.00	95.85	Argentine Pesos

(12) MINORITY INTERESTS

        The detail of this caption as of December 31, 2002 and 2003, is as follows:

	Millions of Euros
2002	Preferred Shares	Andina	Repsol YPF Perú, BV	Invergas	Petronor	YPF	Other	Total
Equity in:
Capital stock	3,691	143	89	29	17	50	51	4,070
Reserves	—	74	8	8	42	15	24	171
Income(1)	176	2	9	(40)	12	14	19	192
Interim dividend	(176)	—	(2)	—	(25)	(4)	(3)	(210)

	3,691	219	104	(3)	46	75	91	4,223

	Millions of Euros
2003	Preferred Shares	Andina	Repsol YPF Perú, BV(2)	Petronor	YPF	Other	Total
Equity in:
Capital stock	3,575	143	56	17	50	88	3,929
Reserves	—	39	17	41	5	(7)	95
Income	157	11	—	9	14	19	210
Interim dividend	(157)	(10)	(4)	(8)	—	(1)	(180)

	3,575	183	69	59	69	99	4,054

(1)
This income does not include the €142 million of income attributable to the minority shareholders of Gas Natural SDG, a company which was consolidated by the global integration method until May 2002, and since then has been consolidated by the proportional integration method (see Note 1.f).

(2)
As of December 31, 2003, these balances relate to the minority shareholders of Refinería la Pampilla, S.A.

        The variations in this caption in 2002 and 2003 were as follows:

	Millions of Euros
	Preferred Shares	Andina	Repsol YPF Perú, BV	Invergas	Gas Natural	Petronor	YPF	Other	Total
Balance as of December 31, 2001	3,814	257	149	60	2,083	58	131	39	6,591
Change in method used to consolidate Gas Natural	—	—	—	—	(3,078)	—	—	—	(3,078)
Other variations in scope of consolidation	—	—	(26)	4	1,059	—	(33)	5	1,009
Income for the period	176	2	9	(40)	142	12	14	19	334
Dividends paid during the year	(176)	—	(8)	—	(58)	(34)	(4)	(12)	(292)
Translation differences	(123)	(40)	(18)	(28)	(123)	—	(18)	(6)	(356)
Reclassifications and other variations	—	—	(2)	1	(25)	10	(15)	46	15

Balance as of December 31, 2002	3,691	219	104	(3)	—	46	75	91	4,223

	Millions of Euros
	Preferred Shares	Andina	Repsol YPF Perú, BV(1)	Petronor	YPF	Other	Total
Balance as of December 31, 2002	3,691	219	104	46	75	88	4,223
Variations in scope of consolidation	—	—	(7)	—	—	5	(2)
Income for the period	157	11	—	9	14	19	210
Dividends paid during the year	(157)	(10)	(4)	(10)	(11)	(2)	(194)
Translation differences	(116)	(38)	(15)	—	(13)	(8)	(190)
Reclassifications and other variations	—	1	(9)	14	4	(3)	7

Balance as of December 31, 2003	3,575	183	69	59	69	99	4,054

(1)
As of December 31, 2003, these balances relate to the minority shareholders of Refinería La Pampilla, S.A.

Preferred shares

        In October 1997 the REPSOL YPF Group, through its subsidiary Repsol International Capital, issued preferred shares of this company amounting to US$ 725 million under the following terms:

  •
  Annual dividend : 7.45%, payable quarterly.

  •
  Term : perpetual, with the option for the issuer of early redemption from the fifth year at face value.

  •
  Guarantee : subordinated REPSOL YPF, S.A. guarantee.

  •
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

        In May and December 2001, Repsol International Capital launched two new issues of preferred shares for €1,000 million and €2,000 million, respectively, with the following characteristics:

  •
  Dividend : variable at a rate of 3-month Euribor with a minimum of 4% APR and a maximum of 7% APR for the first 10 years, and Euribor plus 3.5% from the tenth year. The dividend is payable quarterly.

  •
  Term : perpetual, with the option for the issuer of early redemption from the tenth year at face value.

  •
  Guarantee : subordinated REPSOL YPF, S.A. guarantee.

  •
  Remuneration : preferred, non-cumulative dividends, conditional upon the obtainment of consolidated income or upon the payment of dividends on common shares.

        In connection with these preferred share issues REPSOL YPF performed derivatives transactions (see Note 23).

(13) SUBSIDIES AND DEFERRED REVENUES

        The detail of the main items under this caption in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, is as follows:

	2003	2002
	Millions of Euros
Subsidies received
Gas network construction	14	12
Other subsidies	41	46

Subtotal	55	58
Deferred revenues
Deferred revenues on property, plant and equipment received for no consideration	8	9
Revenues from new connections and branch lines	31	17
Indemnities for the compulsory relocation of the gas network	19	14
Positive exchange differences	163	76
Other deferred revenues	60	88

Subtotal	281	204

Total	336	262

        The variations in this caption in 2003 and 2002 were as follows:

	Subsidies	Other Deferred Revenues	Total
	Millions of Euros
Balance as of December 31, 2001	515	362	877
Financing received(1)	33	63	96
Subsidies credited to income	(17)	(12)	(29)
Change in method used to consolidate Gas Natural	(365)	(172)	(537)
Other variations in scope of consolidation(2)	(102)	(16)	(118)
Translation differences	—	(49)	(49)
Reclassifications and other variations	(6)	28	22

Balance as of December 31, 2002	58	204	262
Financing received(1)	1	46	47
Subsidies credited to income	(5)	(16)	(21)
Variations in scope of consolidation	2	8	10
Translation differences	—	(16)	(16)
Reclassifications and other variations	(1)	55	54

Balance as of December 31, 2003	55	281	336

(1)
In 2003 and 2002 the subsidies were received mainly by the Gas Natural Group for the construction of its gas infrastructure (€1 million and €30 million, respectively).

(2)
Relates to subsidies granted to Enagás, a company whose method of consolidation changed to the equity method in 2002 (see Note 1.f).

(14) LONG-TERM LIABILITIES

        The detail of the balance of this caption as of December 31, 2003, 2002 and 2001, and of the variations therein in 2003, 2002 and 2001 is as follows:

	Pensions Costs	Provision for Labor Force Restructuring	Dismantling of Fields	Commitments and Contingent Liabilities	Reversion Reserves	Other Provisions	Total
	Millions of Euros
Balance as of December 31, 2000	79	140	164	433	38	722	1,576
Period provisions charged to income(1)	6	32	11	68	4	381	502
Allowance released with credit to income	(2)	(1)	(9)	(22)	—	(59)	(93)
Allowance released due to payment	(29)	(120)	(11)	(1)	—	(105)	(266)
Variations in scope of consolidation	—	(1)	3	(76)	—	(30)	(104)
Translation differences	2	—	7	(32)	—	(198)	(221)
Reclassifications and other variations in the scope of consolidation	4	15	13	(21)	—	(8)	3

Balance as of December 31, 2001	60	65	178	349	42	703	1,397
Period provisions charged to income(1)	41	16	24	64	5	300	450
Allowance released with credit to income	(1)	(3)	(67)	(16)	—	(79)	(166)
Allowance released due to payment	(10)	(24)	(1)	(20)	(2)	(79)	(136)
Change in method used to consolidate Gas Natural	(11)	—	—	(88)	—	(64)	(163)
Other variations in scope of consolidation	—	—	—	1	—	(18)	(17)
Translation differences	(10)	1	(16)	(38)	—	(176)	(239)
Reclassifications and other variations(2)	—	(38)	7	9	(11)	72	39

Balance as of December 31, 2002	69	17	125	261	34	659	1,165
Period provisions charged to income(1)	27	1	22	79	6	384	519
Allowance released with credit to income	—	—	—	(8)	—	(75)	(83)
Allowance released due to payment	(5)	(1)	(1)	(14)	—	(52)	(73)
Variations in scope of consolidation	—	1	6	10	—	2	19
Translation differences	(13)	—	(9)	(1)	—	(53)	(76)
Reclassifications and other variations	(3)	(6)	8	(1)	—	(15)	(17)

Balance as of December 31, 2003	75	12	151	326	40	850	1,454

(1)
In 2001 this caption includes charges of €159 million to extraordinary expense (see Note 18) and of €219 million to operating expense, which includes mainly a €181 million provision for the possible bad debts likely to arise from the situation in Argentina (see Note 1.e).

In 2002, the "Other Provisions" caption includes €149 million of provisions recorded with a charge to extraordinary income (see Note 18, "Provisions for Estimated Losses", which includes provisions to the "Other Provisions" and to the "Pension Costs" captions), €94 million of provisions charged to financial income, of which €87 million relate to the provision recorded as a result of the exercise of the option sold in relation to the dollar-denominated preferred share issue launched in 1997 (see Notes 12 and 23), and €57 million of provisions charged to operating income.

In 2003, this caption includes €290 million of provisions recorded with a charge to extraordinary income (see Note 18, "Provisions for Estimated Losses", which includes provisions to the "Other Provisions" and to the "Pension Costs" captions), €12 million of provisions charged to financial income and €82 million of provisions charged to operating income (including most notably €25 million of provisions for litigation and €16 million of environmental provisions).

(2)
This item under the "Provision for labor force restructuring" caption relates basically (€45 million) to the externalization of the pension commitments arising from the labor force reduction plans and other commitments that may be externalized under current Spanish legislation.

        The "Other Provisions" caption includes mainly technical reserves for insurance, provisions for environmental contingencies, provisions for litigation in progress and other provisions for future contingencies.

(15) TAX MATTERS

        Repsol YPF is taxed in Spain for corporate income tax purposes under the special consolidated tax regime in Tax Consolidation Group 6/80 of which Repsol YPF, S.A. is the controlling company. This Group consisted of 69 companies in 2003, of which the major companies in terms of net sales were as follows: Repsol YPF, S.A., Repsol Petróleo, S.A., Repsol YPF Trading y Transporte, S.A., Repsol Química, S.A., Repsol Butano, S.A., Repsol Exploración, S.A., Repsol Exploración Murzuq, S.A., Repsol Exploración Argelia, S.A. and Repsol Comercial de Productos Petrolíferos, S.A.

        The companies in the aforementioned Tax Consolidation Group jointly determine the taxable income of the Group, which is allocated among the companies in the Tax Group in accordance with the criteria established by the ICAC (the Spanish regulatory agency for accounting matters) for the recording and determination of the individual tax charge.

        The breakdown of the deferred tax assets and liabilities as of December 31, 2003 and 2002, is as follows:

	2003	2002
	Millions of Euros
Deferred tax assets
Provision for pension allowances	10	11
Provision for personnel restructuring plans	14	19
Depreciation for accounting purposes in excess of depreciation for tax purposes	29	42
Accounting basis for bad debt allowances in excess of tax basis	15	81
Tax credits (*)	554	324
Provisions for other items	68	65
Other	234	74

	924	616

Deferred tax liabilities
Accounting basis for depreciation of property in excess of tax basis	331	210
Deferred taxes arising from reinvestment of profit in new tangible assets	48	62
Tax basis on financial expenses in excess of accounting basis as a consequence of hedging operations	87	59
Other	208	172

	674	503

(*)
This account includes €526 million in 2003 and €297 million in 2002 relating to tax credits not yet used by the companies in Tax Group 6/80 because insufficient consolidated tax payable was reported.

        The variations in the deferred tax assets and liabilities in 2003 and 2002 were as follows:

	Deferred tax assets	Deferred tax liabilities	Net
	Millions of Euros
Balance as of December 31, 2001	694	(516)	178
Decrease during the period	(1,257)	6	(1,251)
Increase during the period	1,457	(165)	1,292
Change in method used to consolidate Gas Natural	(108)	42	(66)
Other variations in scope of consolidation	1	(25)	(24)
Reclassifications and other variations	(171)	155	(16)

Balance as of December 31, 2002	616	(503)	113
Decrease during the period	(55)	77	22
Increase during the period	390	(97)	293
Variations in scope of consolidation	2	(141)	(139)
Reclassifications and other variations	(29)	(10)	(39)

Balance as of December 31, 2003	924	(674)	250

        The reconciliation of the consolidated income per books to the taxable income for 2003, 2002 and 2001 is as follows:

	2003	2002	2001
	Millions of Euros
Income before income tax
Spanish companies	899	1,675	1,396
Foreign companies	2,379	1,175	1,107

	3,278	2,850	2,503
Permanent differences	10	(46)	1,542
Timing differences
a) Arising in the year	302	104	260
b) Arising in prior years	(669)	(81)	19

Taxable income	2,921	2,827	4,324

        The following tables show the calculation of the corporate income tax expense for 2003, 2002 and 2001:

	Millions of Euros
	2003
	Spanish Companies at 35%	Spanish Companies at a Different Rate	Foreign Companies	Total
Income before income tax	811	88	2,379	3,278
Permanent differences	(325)	(3)	338	10

Adjusted income	486	85	2,717	3,288

Gross tax	170	28	950	1,148

Tax credits for:
Investment	(13)	—	—	(13)
Dividends and international double taxation	(45)	—	—	(45)
Other	(37)	(5)	—	(42)

Income tax expense	75	23	950	1,048

	Millions of Euros
	2002
	Spanish Companies at 35%	Spanish Companies at a Different Rate	Foreign Companies	Total
Income before income tax	1,484	191	1,175	2,850
Permanent differences	1,367	(134)	(1,279)	(46)

Adjusted income	2,851	57	(104)	2,804

Gross tax	998	22	42	1,062

Tax credits for:
Investment	(279)	(1)	—	(280)
Dividends and international double taxation	(337)	—	—	(337)
Other	125	(6)	—	119

Income tax expense	507	15	42	564

	Millions of Euros
	2001
	Spanish Companies at 35%	Spanish Companies at a Different Rate	Foreign Companies	Total
Income before income tax	1,218	178	1,107	2,503
Permanent differences	(30)	39	1,533	1,542

Adjusted income	1,188	217	2,640	4,045

Gross tax	416	72	924	1,412

Tax credits for:
Investment	(79)	(7)	—	(86)
Dividends and international double taxation	(250)	(22)	—	(272)
Other	(31)	(35)	—	(66)

Income tax expense	56	8	924	988

        The tax incentives generated in 2003 relate mainly to investment and reinvestment tax credits including, among others, tax credits of €0.1 million for investments in environmental protection and €13 million for investments in research and development and technological innovation, and €2.5 million arising from application of the provisions of Article 36 ter. of Corporate Income Tax Law 43/1995. The proceeds of the disposal will be invested by Tax Consolidation Group 6/80, of which Repsol YPF is the controlling company, within the legally stipulated period. The full amount of these tax incentives is available for use in future years because insufficient tax payable was reported for 2003.

        The years open for tax audit in connection with the applicable taxes vary for the various consolidated companies, but generally are from 1998 to 2003.

        The varying interpretations which could be made of the tax regulations applicable to the companies' operations might give rise to contingent tax liabilities in the future which cannot be objectively quantified at the present time. However, the directors of Repsol YPF consider that the consequences, which might arise therefore should not materially affect the consolidated financial statements.

(16) LONG AND SHORT-TERM DEBT

        The detail of the loans and interest payable, mostly unsecured, as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	2003		2002
	Short Term	Long Term	Short Term	Long Term
FOREIGN CURRENCIES
Principal in U.S. dollars	3,037	4,121	1,271	3,459
Principal in other currencies	110	72	56	66
Accrued interest	172	—	127	—

Total	3,319	4,193	1,454	3,525
EUROS
Principal	1,012	2,261	2,416	4,748
Accrued interest	38	—	129	—

Total	1,050	2,261	2,545	4,748

TOTAL	4,369	6,454	3,999	8,273

        The debt in Euros was converted to U.S. dollars substantially in full through exchange hedging transactions (see Note 23).

        As of December 31, 2003, the Repsol YPF Group had available the funds required to meet debt maturities through the end of 2005.

        The Group's long-term financing is divided between approximately 70% fixed-rate and approximately 30% floating-rate debt. Long-term financing amounted to €6,454 million and €8,273 million as of December 31, 2003 and 2002, and bore average interest of 5.7% and 6.0%, respectively.

        On June 28, 2000, the Shareholders' Meeting authorized the Board of Directors to issue, at one or several times over a period of five years from the date of the resolution, up to a maximum of €12,000 million of debentures, bonds or any similar securities, grouped together as issues, in euros or in other currencies, unsecured or secured in any way including a mortgage guarantee, fully or partially exchangeable for existing shares of the Company or of other companies. The Board of Directors will establish the terms of each issue, in particular the fixed or floating interest rate, the issue price, the ancillary rights included in the securities issued, the face value of each one, whether they are represented by single or multiple certificates or by the book entry trading system, the form and term of redemption, and any other aspect of each issue, and may apply to the official stock exchanges and other competent bodies to list the issued securities in accordance with current regulations.

        This authorization by the Shareholders' Meeting had not been used as of December 31, 2003.

        Also, on April 21, 2002, the Shareholders' Meeting resolved to empower the Company's Board of Directors, in the broadest terms, for a three-year period from the date of the resolution, to issue corporate promissory notes under this or any other appropriate name, in accordance with one or several continuous or open-ended issue programs, with a maximum nominal balance of the existing program or programs that may not at any time exceed an outstanding balance of €3,000 million. Within the aforementioned limit, the Board may freely establish the maximum nominal amount of each program and its characteristics, the means of representation of the securities, their possible nominal amounts, maturities, clauses and interest rates, redemption and types and the other conditions applicable to each issue, and may apply for the securities to be listed on any official or OTC organized market, and may perform any other acts that may be necessary or appropriate for the establishment or execution of the program or programs or for the issuance of the securities. In particular, the Board of Directors may delegate all or any of the powers referred to in this resolution to its Management Committee.

        On January 29, 2003, the Board of Directors resolved to launch a corporate promissory note issuance program with a maximum outstanding balance of €3,000 million. This program was cleared by and registered with the Spanish National Securities Market Commission (CNMV) on March 13, 2003. The outstanding balance amounted to €129 million as of December 31, 2003.

        As of December 31, 2003 and 2002, the loans and interest payable matured as follows:

	Millions of Euros
DUE IN:
	2003		2002
2003	—		3,999	(1)
2004	4,369	(1)	2,340
2005	1,990		2,535
2006	996		929
2007	716		781
2008	225		225
Subsequent years	2,527		1,463

	10,823		12,272

(1)
Relating to short-term loans and interest payable.

        In general, financial debt agreements include the early maturity clauses usual in these types of agreements (significant adverse change, early maturity crossed with other loans, etc.).

        Issues of marketable securities, representing senior debt, by Repsol International Finance, BV, guaranteed by REPSOL YPF, S.A. for a total of €6,030 million, contain certain clauses whereby the company undertakes to pay the liabilities at maturity and not to create encumbrances securing the assets of REPSOL YPF, S.A. in relation to these issues or to future issues of debt securities.

        In the event of noncompliance, the custodian-trustee bank, at his sole discretion or at the request of the holders of at least one-fifth of the debentures, or pursuant to a special resolution, can declare the debentures to be matured and payable.

        Additionally with respect to certain marketable debenture issues totaling €434 million, YPF, S.A. agreed to certain clauses including, inter alia, to pay all amounts due on maturity, and to not establish liens or charges exceeding 15% of total consolidated assets. In the event of breach of any of the pacted clauses, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

        The directors of Repsol YPF believe that at the date of this writing there are no reasons, nor will there foreseeably be any in the future, which will make it necessary to apply the clauses providing for early maturity of the debt.

(17) REFUNDABLE DEPOSITS

        This caption relates basically to the deposits received by Repsol Butano, S.A. from the users of metal gas bottles, as authorized by the applicable legislation. These amounts are refundable when the related contracts are cancelled.

        The variations in this caption in 2003 and 2002 were as follows:

	Millions of Euros
	2003	2002
Beginning balance	196	213
Amounts received	3	3
Change in the method used to consolidate Gas Natural	—	(14)
Other variations in scope of consolidation	1	—
Translation differences and other variations	(2)	(6)

Ending balance	198	196

(18) REVENUES AND EXPENSES

        The foreign currency transactions in 2003, 2002 and 2001 were as follows:

	Millions of Euros
	Spanish Companies	Foreign Companies	Total
2003
Purchases	14,309	2,869	17,178
Sales	6,011	10,081	16,092
Other transactions	120	1,317	1,437

2002
Purchases	7,479	3,902	11,381
Sales	4,885	9,345	14,230
Other transactions	250	1,235	1,485

2001
Purchases	11,402	5,707	17,109
Sales	6,035	13,754	19,789
Other transactions	601	7,040	7,641

        The detail of the extraordinary revenues and expenses included in the accompanying consolidated statements of income for 2003, 2002 and 2001 is as follows:

	Millions of Euros Revenues/(Expenses)
	2003	2002	2001
Extraordinary Expenses:
Labor force restructuring (Note 2.k)	(32)	(54)	(103)
Losses on fixed assets	(6)	(20)	(13)
Variation in fixed asset provisions(1)	—	(423)	(714)
Provision for commitments and contingent liabilities	(69)	(47)	(15)
Provisions for estimated losses(2)	(318)	(190)	(159)
Other extraordinary expenses(3)	(147)	(274)	(156)

	(572)	(1,008)	(1,160)
Extraordinary Income:
Gains on fixed asset disposals(4)	13	16	123
Gains on disposals of shareholdings(5)	76	1,592	192
Variation in fixed asset provisions(1)	249	—	—
Subsidies and other deferred revenues transferred to income	5	8	13
Revenues from reversal of provisions for contingencies and expenses	36	26	16
Other extraordinary revenues	39	14	39

	418	1,656	383

	(154)	648	(777)

(1)
In 2001 this account includes €653 million relating to the loss in value of the oil and gas exploration and production assets as a result of the measures taken by the Argentinean government for the oil and gas industry (see Note 1.f). In 2002 this account includes €410 million relating to the provision recorded as a result of the comparison between the market value or cash flows, discounted as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas and the net book value of the assets allocated to them. In 2003 this accounts includes a revenue of €275 million as a result of the reversal of a portion of the provisions recorded in this connection.

(2)
In 2001 this account includes a provision of €123 million for possible contingencies arising from the crisis in Argentina. The main items included in 2002 are a provision for the shortfall in the pension provision of Maxus Energy Corporation, a subsidiary of YPF (€41 million) (see Note 2.l), a provision for litigation (€32 million), a provision for the effect of the devaluation of the Argentinean peso on certain companies transferred by YPF in 2001, the impact of which was guaranteed for twelve months from the transfer (€27 million), provisions for major repairs (€25 million), and a provision for environmental contingencies (€22 million).

  The main items included in 2003 are the provision arising from the valuation of a commitment to transport certain quantities of crude oil through an oil pipeline in Ecuador (€162 million), the special provision arising from the modification of the actuarial variables used in the calculation of the provision for pensions of Maxus Energy Corporation, a subsidiary of YPF (€27 million), the provision for litigation (€35 million), the provision for major repairs (€30 million) and the provision to the key employee loyalty allowance (€28 million).

(3)
In 2001 this account includes €46 million for losses arising from the crisis in Argentina.

  In 2002 this account includes €90 million of prior years' income, €42 million for the impact of Argentinean Republic Law 25413 which temporarily established the taxation of all bank account movements related to accounts receivable and payable, €28 million for the expenses and fees arising from the disposal of Gas Natural SDG and €22 million for the additional payment YPF made with respect to the expected payment as a result of a different application of the exchange rate on the payment of royalties.

(4)
In 2001 this account includes the gain of €76 million on the sale of a Central office at c/Embajadores in Madrid.

(5)
In 2001 this account includes the gains of €124 million on the sale of Empresa Distribuidora y Comercializadora Norte, S.A. and of €38 million on the sale of a 3.07% holding in Petronor (see Note 1.f).

  In 2002 this account includes gains arising from the sale of 23% of Gas Natural SDG (€1,097 million) (see Note 1.f), of several blocks of shares of CLH (€293 million), of a percentage of Gas Natural México (€105 million) and the Repsol YPF Group's share of the gains arising from the sale of shares of Enagas (€97 million) (see Note 1.f).

  In 2003 this account includes the gains arising from the sale of 6.78% of CLH to Oman Oil Company. This transaction completed the sale process stipulated by Royal Decree 6/2000, under which the individual holding in CLH of each shareholder cannot exceed 25% and the aggregate holding of Repsol YPF, Cepsa and BP cannot exceed 45% of CLH's capital stock.

(19) INFORMATION ON BOARD MEMBERS AND MANAGEMENT PERSONNEL

  a)
  Board Members' compensation

  As Board members

        In accordance with Article 30 of the bylaws, the Company may pay compensation equal to 1.5% of its net income to its Board members each year, but this amount can only be paid once the allocations to the legal reserve and other required allocations have been made and a dividend of at least 4% to the shareholders has been declared.

        Under the system established and approved by the Nominating and Compensation Committee, the amounts of the annual compensation earned by virtue of membership of each of the Group's governing bodies are as follows:

Governing Bodies	Euros
Board of Directors	140,272
Management Committee	140,272
Audit and Control Committee	35,068
Strategy, Investment and Compensation Committee	35,068
Nominating and Compensation Committee	35,068

        The compensation earned in 2003 by the members of the Board of Directors in their capacity as such in connection with the above-mentioned bylaw-stipulated fees amounted to €3.28 million, the detail being as follows:

	Compensation for Membership of Governing Bodies
	Comments	Board	Management Committee	Audit Committee	Nominating Committee	Strategy Committee	Total
Alfonso Cortina	Unchanged	140,272	140,272				280,543
Enrique de Aldama	Unchanged	140,272	140,272			35,068	315,611
Gonzalo Anes	Unchanged	140,272			35,068		175,340
Ignacio Bayón	Unchanged	140,272		35,068			175,340
Antonio Brufau	Unchanged	140,272		35,068			175,340
Antonio Hernandez-Gil	Unchanged	140,272	140,272		35,068		315,611
Juan Molins	Unchanged	140,272	140,272			35,068	315,611
PMI Holdings	Unchanged	140,272	140,272			35,068	315,611
Marcelino Oreja Aguirre	Unchanged	140,272		35,068			175,340
Gregorio Villalabeitia	Unchanged	140,272			35,068		175,340
Manuel González Cid	Joined in April 2003	105,204	105,204				210,408
Ramón Blanco Balín	Joined in April 2003	105,204	105,204				210,408
Carmelo de las Morenas	Joined in July 2003	58,447		2,922			61,369
Ricardo Fornesa	Joined in October 2003	23,379	23,379				46,757
José Vilarasau	Removed in October 2003	116,893	116,893				233,786
José Ignacio Goirigolzarri	Removed in April 2003	46,757	46,757				93,514

        Additionally, the following should be noted:

  •
  The members of the Board of Directors of the controlling company have been granted no loans or advances by any Group, multigroup or associated company.

  •
  No Group, multigroup or associated company has pension or life insurance obligations to the former or current members of the controlling company's Board of Directors, except for the members who are also officers, to whom it has the obligations inherent to the management group.

  As officers for discharging management duties

        The wages and salaries earned in 2003 by the Board members, for all the items, who had a labor relationship with or discharged executive duties in the Group during the year, considering the Nominating of the Consejero Delegado since April 2003, amounted to € 4.2 million, corresponding €2.8 million and €1.4 million to the Chairman and the Consejero Delegado, respectively.

        The 2001-2005 Incentive Plan and the 2002-2006 Incentive Plan, which began in exercise 2001 and 2002, respectively, were canceled early through the payment of a non-accumulable compensatory amount not tied to the price of Repsol YPF, S.A. shares. The amount paid in this connection was €1.2 million for the executive directors, and was recorded under the "Extraordinary Expenses" caption in the consolidated statement of income. Additionally, the Board members who perform executive duties are included in the 2003-2006 Incentive Plan (see section c. of this Note). No amount was paid in this connection in 2003, since this incentive pay consists of an additional variable compensation amount to be received in 2007 subject to the following conditions: (i) the officer must remain in the

Group until that date and (ii) certain objectives linked to those included in the Group's 2003-2007 Strategic Plan must be met.

  As members of the Boards of Directors of subsidiaries

        The compensation earned in 2003 by the members of the Board of Directors of the parent companies in their capacity as directors of other Group, multigroup or associated companies amounted to €1.01 million, the detail being as follows:

	YPF	Gas Natural	Enagas	TOTAL
Alfonso Cortina	87,301			87,301
Antonio Hernández-Gil	35,452			35,452
Antonio Brufau		310,000	67,600	377,600
Gregorio Villalabeitia		110,000		110,000
Ramón Blanco	63,371	210,000	53,000	326,371
Carmelo de las Morenas		63,637		63,637

  Third-party liability insurance

        The Board members are covered by the same third-party liability insurance policy as that covering all the directors and management personnel of the Repsol YPF Group.

  b)
  Transactions with Directors

        Following is a disclosure of the transactions performed with Directors, as required by Law 26/2003, which amended Securities Market Law 24/1988, and the revised Spanish Corporations Law, in order to reinforce the transparency of listed corporations.

        The Directors of Repsol YPF did not perform any transaction other than in the ordinary course of operations or other than on an arm's-length basis with the Company or with Group companies in 2003.

        Except as detailed in Exhibit II, none of the Directors have holdings or perform duties in companies engaging in an activity which is identical, similar or supplementary to the activity that constitutes the corporate purpose of Repsol YPF, and none of them have engaged, for their own account or for the account of others, in activities which are identical, similar or complementary to the activity that constitutes the corporate purpose of Repsol YPF.

  c)
  Compensation to Management Personnel

  Scope

        The information included in this section relates to the 17 persons who are or were part of the Group's management team in 2003, excluding those who are also members of the Board of Directors of the controlling company, since the information relating to them was included in section a) of this Note.

  Wages and salaries

        Management Personnel receive a fixed compensation and a variable objective-based compensation, which is calculated as a certain percentage of the fixed compensation.

        The total compensation earned by management personnel amounted to €13.0 million in 2003, the detail being as follows:

Concept	Euros
Salary	4,973,226
Directors' fees(1)	432,433
Variable compensation(2)	7,034,304
Compensation in kind	535,202

(1)
Directors' fees relate to the compensation paid to the members of the Management Committee in their capacity as directors of the Repsol YPF Group companies. The amounts collected in this connection are treated as payments on account of the variable compensation and, therefore, are deducted from the final variable compensation payable.

(2)
This includes the compensatory amounts paid on cancellation of the 2001-2005 and 2002-2006 Incentive Plans (see section below).

  Incentive Plans

        As discussed in Note 23, there are several loyalty programs for Group management personnel consisting of a medium- and long-term incentive payment, the purpose of which is to strengthen the links of management personnel to the interests of shareholders, while favoring the continuation in the Group of the most outstanding personnel in the context of an increasingly competitive labor market.

  •
  2000-2004 Incentive Plan: no amount was paid in this connection in 2003, since collection of this incentive pay is conditional upon: (i) the officer remaining in the Group on each of the exercise dates and (ii) the amount of the share appreciation, if any, on the exercise date. The balance of the provision recorded in this connection as of December 31, 2002, was reduced by €0.2 million in 2003.

  •
  The 2001-2005 and the 2002-2006 Incentive Plans were canceled early in 2003 through the payment of a non-accumulable compensatory amount not tied to the price of Repsol YPF, S.A. shares. The amount paid in this connection was €4.1 million and was recorded under the "Extraordinary Expenses" caption in the consolidated statement of income.

  •
  2003-2006 Incentive Plan: no amount was paid in this connection in 2003, since this incentive pay consists of an additional variable compensation amount to be received in 2007 subject to the following conditions: (i) the officer must remain in the Group until that date and (ii) certain objectives linked to those included in the Group's 2003-2007 Strategic Plan must be met. A provision of €1.3 million was recorded in 2003 in connection with management personnel, including the Board members with executive duties.

  Long-service bonus

        The Group pays deferred compensation to its management personnel which is intended to compensate their loyalty to the Repsol YPF Group. For each employee included in this bonus system, the Group records a provision for a certain percentage of their fixed compensation. The bonus is paid only if one of the following conditions is met: (i) the employee serves in the Group as an officer for at least 30 years, or (ii) the employee retires, is terminated without cause or leaves the Company at the Company's request without cause for termination. The amount recorded in this connection was €0.7 million in 2003.

  Pension fund and insurance premiums

        The contributions made by the Group in 2003 to the mixed defined-contribution plans for management personnel adapted to the Pension Plan and Fund Law (see Note 2.l) plus the life and accident insurance premiums paid totaled €0.4 million.

        Management personnel are covered by the same third-party liability insurance policy as that covering all the directors and management personnel of the Repsol YPF Group.

  Advances and loans

        As of December 31, 2003, the Company had granted loans to its management personnel amounting to €1.41 million, which bore average interest of 2.975% in 2003. All these loans were granted before 2003.

(20) AVERAGE HEADCOUNT

        The average number of REPSOL YPF Group employees in 2003, 2002 and 2001, by category, was as follows:

	Average Number of Employees
	2003(*)	2002	2001
Managers	278	317	391
Senior technicians	1,720	3,071	3,000
Technicians	11,087	10,387	12,930
Administrative staff	2,461	2,669	4,478
Manual and auxiliary workers	15,098	16,158	16,711

	30,644	32,602	37,510

(*)
As a result of the definition of a single professional classification system for all the Group, certain employees changed category in 2003.

        The Group had a total of 31,121, 30,110 and 35,452 employees as of December 31, 2003, 2002 and 2001, respectively.

(21) BUSINESS SEGMENT DATA

        Repsol YPF operates in four main business segments: exploration and production, refining and marketing, chemicals and gas and electricity.

        The detail of operating revenues and income by line of business for 2003, 2002 and 2001 is as follows:

	Millions of Euros
	2003	2002	2001
Operating revenues:
Exploration and production	6,419	5,580	7,305
Refining and marketing(*)	32,480	31,289	32,491
Chemicals	2,240	2,109	2,355
Natural gas and electricity	1,486	3,110	5,900
Consolidation and other adjustments	(5,419)	(5,598)	(4,398)

	37,206	36,490	43,653

(*)
Including approximately €5,626 million, €5,532 million and €6,850 million, in 2003, 2002 and 2001, respectively, relating to the recording of excise taxes as revenues (see Note 2.q).

	Millions of Euros
	2003	2002	2001
Operating income:
Exploration and production	2,352	1,785	2,557
Refining and marketing	1,196	854	1,406
Chemicals	155	97	(55)
Natural gas and electricity	212	633	1,062
Corporate and other	(55)	(46)	(50)

	3,860	3,323	4,920

        The identifiable net assets assigned to each line of business as of December 31, 2003, 2002 and 2001, are shown below. These assets are those which can be directly associated with the related lines of business.

	Millions of Euros
	2003	2002	2001
Exploration and production	13,370	15,605	19,756
Refining and marketing	13,257	12,276	12,735
Chemicals	2,561	2,817	2,904
Natural gas and electricity	3,140	2,618	11,189
Corporate and other	5,705	4,748	4,855

	38,033	38,064	51,439

        The detail, by line of business, of the investments made in 2003, 2002 and 2001 is as follows:

	Millions of Euros
	Intangible Assets (Note 4)	Property, Plant and Equipment (Note 5)	Long-Term Financial Investments (Note 6)	Acquisition of Holdings in Companies Consolidated by the Global or Proportional Integration Methods	Subtotal	Deferred Expenses (Note 8)	Total
2003
Exploration and production	1	1,041	258	868	2,168	1	2,169
Refining and marketing	28	614	17	4	663	11	674
Chemicals	—	76	5	—	81	—	81
Natural gas and electricity	37	204	18	252	511	2	513
Corporate and other	14	306	94	—	414	10	424

	80	2,241	392	1,124	3,837	24	3,861

2002
Exploration and production	3	1,065	7	6	1,081	7	1,088
Refining and marketing	23	514	15	32	584	27	611
Chemicals	1	88	—	—	89	5	94
Natural gas and electricity	17	416	105	156	694	4	698
Corporate and other	13	145	67	—	225	37	262

	57	2,228	194	194	2,673	80	2,753

2001
Exploration and production	3	1,767	26	155	1,951	19	1,970
Refining and marketing	43	790	37	7	877	40	917
Chemicals	2	215	1	—	218	2	220
Natural gas and electricity	32	992	233	8	1,265	48	1,313
Corporate and other	11	130	4	—	145	251	396

	91	3,894	301	170	4,456	360	4,816

        The detail, by business segment, of the period depreciation, depletion and amortization in 2003, 2002 and 2001 is as follows:

	Millions of Euros
	2003	2002	2001
Exploration and production	1,290	1,440	1,500
Refining and marketing	585	637	780
Chemicals	172	173	141
Natural gas and electricity	92	279	486
Other	106	97	64

	2,245	2,626	2,971

        Revenues from sales abroad amounted to approximately €13,453 million, €12,800 million and €19,749 million in 2003, 2002 and 2001, respectively.

  Breakdown of assets and operations by geographical area

        The revenues, operating income, investments and assets relating to the operations carried on by the REPSOL YPF Group abroad represent 34.6%,78.8%, 65.7% and 58.2%, respectively, of the total figures of the consolidated Group in 2003, 32.7%, 66.1%, 63.5% and 57.9%, respectively, in 2002 and 35.1%, 62.1%, 58.3% and 59.3%, respectively, in 2001. The table below shows the variations in 2003, 2002 and 2001 in the main financial aggregates by geographical area.

	Millions of Euros
	2003	2002	2001
OPERATING REVENUES
Spain	24,346	24,541	28,313
Argentina	5,940	5,415	8,621
Rest of Latin America	4,382	4,115	3,501
Rest of the world	2,538	2,419	3,218

	37,206	36,490	43,653

OPERATING INCOME
Spain	820	1,128	1,863
Argentina	2,198	1,573	2,104
Rest of Latin America	531	219	261
Rest of the world	311	403	692

	3,860	3,323	4,920

INVESTMENTS
Spain	1,325	1,005	2,006
Argentina	692	791	1,342
Rest of Latin America	1,709	857	1,242
Rest of the world	135	100	226

	3,861	2,753	4,816

TOTAL ASSETS
Spain	15,916	16,008	20,933
Argentina	14,349	15,461	20,544
Rest of Latin America	5,768	5,397	6,954
Rest of the world	2,000	1,198	3,008

	38,033	38,064	51,439

        The detail, by business activity, of the geographical distribution of the main foreign subsidiaries in 2003 is as follows:

	Company	Location
Exploration and Production:
Argentina	YPF, S.A.	Argentina
	Pluspetrol Energy, S.A.	Argentina
Other Latin American countries	Empresa Petrolera Andina, S.A.	Bolivia
	Maxus Bolivia Inc.	Bolivia
	Repsol Exploración Securé S.A.	Bolivia
	Repsol YPF Bolivia, S.A.	Bolivia
	Repsol YPF E & P Bolivia, S.A.	Bolivia
	Transierra, S.A.(1)	Bolivia
	Repsol YPF Brasil, S.A.	Brazil
	Repsol YPF Eléctrica de Brasil, S.A.	Brazil
	Repsol Exploración Colombia, S.A.	Colombia
	Repsol Occidental Corporation	Colombia
	Repsol YPF Cuba, S.A.	Cuba
	Repsol YPF Ecuador, S.A.	Ecuador
	Repsol YPF OCP Ecuador, S.A.	Ecuador
	YPF Ecuador Inc.	Ecuador
	Repsol Exploración Perú, S.A.	Peru
	BPRY Caribbean Ventures Llc.	Trinidad and Tobago
	Repsol Exploración Tobago, S.A.	Trinidad and Tobago
	Repsol Exploración Trinidad, S.A.	Trinidad and Tobago
	Repsol Exploración Venezuela, BV	Venezuela
	Repsol YPF Venezuela, S.A.	Venezuela
Rest of the World	Repsol Exploración Argelia, S.A.	Algeria
	Dubai Marine Areas, Ltd.	Dubai
	Repsol Exploración Guinea, S.A.	Guinea
	Repsol Exploración Murzuq, S.A.	Libya
	YPF International, S.A. and investees	Indonesia
	Repsol Exploración Azerbaiyán, S.A.	Azerbaiyan
	Repsol Exploración Kazahkstan, S.A.	Kazahkstan
	Atlantic LNG 2/3 Company of Trinidad & Tobago(1)	Trinidad and Tobago
	Atlantic LNG Company of Trinidad & Tobago(1)	Trinidad and Tobago

Refining and Marketing:
Argentina	Comsergas, Cía. Servicios Industriales Gas Licuado, S.A.	Argentina
	Gas Austral, S.A.(1)	Argentina
	Gasoducto del Pacífico (Argentina), S.A.(1)	Argentina
	Gasoducto Oriental, S.A.(1)	Argentina
	Mejorgas, S.A.(1)	Argentina
	Oiltanking Ebytem S.A.(1)	Argentina
	Oleoductos del Valle, S.A.(1)	Argentina
	Oleoducto Trasandino Argentina, S.A.(1)	Argentina
	Operadora de Estaciones de Servicio, S.A	Argentina
	Poligás Luján, S.A.	Argentina
	Refinerías del Norte, S.A.	Argentina
	Repsol YPF Gas, S.A	Argentina
	Terminales Marítimas Patagónicas, S.A.(1)	Argentina
	YPF, S.A.	Argentina

Other Latin American countries	Repsol YPF Gas Bolivia, S.A.	Bolivia
	Repsol YPF GLP Bolivia, S.A.	Bolivia
	Operadora de Postos de Serviçio, Ltd.	Brazil
	Refap, S.A.	Brazil
	Refinaria de Petróleo Manguinhos, S.A.	Brazil
	Repsol YPF Brasil, S.A.	Brazil
	Repsol YPF Distribuidora, S.A.	Brazil
	Repsol Gas Brasil, S.A.(1)	Brazil
	Transportadora SulBrasileira de Gas, S.A.(1)	Brazil
	Manguinhos Distribuidora, S.A.	Brazil
	Wal Química, S.A.	Brazil
	Empresas Lipigas, S.A.	Chile
	Oleoducto Trasandino Chile, S.A.(1)	Chile
	Operaciones y Servicios YPF, Ltd.	Chile
	Petróleos Transandinos YPF, S.A.	Chile
	Repsol Butano Chile, S.A.	Chile
	Repsol YPF Chile, Lda.	Chile
	Repsol YPF Gas de Chile, S.A.	Chile
	Repsol YPF Importadora de Productos, Ltda.	Chile
	Autogas, S.A.	Ecuador
	Combustibles Industriales Oil Trader, S.A.	Ecuador
	Duragas, S.A.	Ecuador
	Repsol YPF Comercial del Ecuador, S.A.	Ecuador
	Servicio de Mantenimiento y Personal—SEMAPESA	Ecuador
	Grupo Repsol YPF del Perú, SAC	Peru
	Limagas, S.A.(1)	Peru
	Refinería La Pampilla, S.A.	Peru
	Repsol Comercial S.A.C.—RECOSAC	Peru
	Repsol YPF Comercial de la Amazonia S.A.C.—RYCOAMSAC	Peru
	Repsol YPF Comercial del Perú, S.A.	Peru

Rest of the World	RYTTSA USA, Inc. and investees	United States
	Repsol France, S.A.(1)	France
	Repsol Italia, S.P.A.	Italy
	National Gaz(1)	Morocco
	Repsol Maroc(1)	Morocco
	Repsol Portugal Gas de Petróleo Liquefeito, S.A.	Portugal
	Repsol Portugal Petróleo e Derivados, Lda.	Portugal
Chemicals:
Argentina	PBB Polisur, S.A.(1)	Argentina
	Petroken Petroquímica Ensenada, S.A.(1)	Argentina
	Profertil, S.A.	Argentina
	YPF, S.A.	Argentina
Other Latin American countries	Dynasol Elastómeros, S.A. de CV(1)	Mexico
Rest of the World	Repsol Bronderslev A/S(1)	Denmark
	Repsol Polivar, S.P.A.(1)	Italy
Natural Gas and Electricity:
Argentina	Central Dock Sud, S.A.(1)	Argentina
	Compañía Mega, S.A.	Argentina
	Gas Natural SDG Argentina, S.A.	Argentina
	Gas Argentino, S.A. GASA(1)	Argentina
	Gas Natural BAN, S.A.	Argentina
	Metrogas, S.A.(1)	Argentina
	Natural Energy, S.A.	Argentina
	Natural Servicios, S.A.	Argentina

Other Latin American countries	Ceg Río, S.A.	Brazil
	Compañía Distribuidora de Gas do Rio de Janeiro, S.A. (C.E.G.)	Brazil
	Gas Natural de Sao Paulo Sul, S.A.	Brazil
	Gas Natural do Brasil	Brazil
	Serviconfort Brasil, S.A.	Brazil
	Gas Natural Cundiboyacense, S.A.	Colombia
	Gas Natural del Oriente, S.A. ESP	Colombia
	Gas Natural ESP	Colombia
	Gases de Barrancabermeja, S.A. ESP	Colombia
	Servicorfort Colombia, S.A.	Colombia
	Administradora de Servicio de Energía de México, S.A. de CV (ASEMSA)	Mexico
	CH4 Energía, S.A. de C.V.	Mexico
	Comercializadora Metrogas, S.A. de CV	Mexico
	Energíay Confort Administración Personal, S.A. de CV	Mexico
	Gas Natural México, S.A. de CV	Mexico
	Gas Natural Servicios, S.A. de CV	Mexico
	Servicio de Energía de México, S.A. de CV (SEMSA)	Mexico
	Sistemas de Administración y Servicios, S.A. de CV	Mexico
	Transnatural SRL de México	Mexico
	Buenergía Gas & Power, Ltd.	Puerto Rico
Rest of the World	Gas Natural Distribuzione Italia, SPA	Italy
	Europe Magreb Pipeline (EMPL)	Morocco
	Metragaz, S.A.	Morocco

(1)
Data on these companies are only included in assets.

(22)    ENVIRONMENTAL INFORMATION

        The Repsol YPF Environmental Management System includes a methodology to identify relevant matters for environmental planning to enable the Company to prepare its annual five-year Environmental Strategy Plan (PEMA) which forms part of the Group's general strategic planning process. The PEMA includes the measures necessary to respond to new legislative requirements, Repsol YPF's strategic focus, plans for corrective measures arising from environmental audits performed, etc.

        Environment-related activities are identified through the "Repsol YPF Environmental Cost Guide" which adapts the American Petroleum Institute guidelines to the Group's operations and technical approach. In this respect it is important to note that the traditional "bottom-line" solutions for reducing environmental impact are gradually giving way to preventive measures built into processes right from the time the facilities are designed. This sometimes requires the identification of environmental assets through a system of coefficients applied to investment projects and the related property, plant and equipment.

  Environmental assets

        As of December 31, 2003, the cost of the environmental assets identified and their accumulated depreciation amounted to €1,949 million and €880 million, respectively. The cost includes €264 million relating to construction in progress as of December 31, 2003. The breakdown of these costs by environmental concept is as follows:

	Millions of Euros
	Cost at 12/31/03	Acumulated Depreciation at 12/31/03	Net at 12/31/03
Atmospheric emissions	201	109	92
Water	404	196	209
Product quality	730	312	417
Soil	16	6	10
Energy saving and efficiency	97	65	32
Prevention of exploration and production damage	372	149	224
Waste	2	2	—
Losses	2	—	2
Other(*)	125	41	83

	1,949	880	1,069

(*)
Includes, in proportion to Repsol YPF, S.A.'s ownership percentage, the environmental assets of the Gas Natural group and their related accumulated depreciation, amounting to €61 million and €9 million, respectively.

        As in prior years, the major environmental investments made in refineries in 2003 included most notably those needed to achieve the environmental quality of petroleum products required by new European and Argentine legislation. Outstanding among the projects executed in this area was the progress made on the Mild Hydrocracker under construction at the Puertollano refinery, in which the environmental investment amounted to €105 million in 2003, representing 80% of the investment made during the year in this project. Also noteworthy was the Thermal Hydrodesulfurization project at the La Coruña refinery, which involved an environmental investment of €42 million in 2003.

        Also in the refinery area, significant cost-cutting and energy efficiency measures were implemented in Spain, for a total of €3.9 million. It should be noted the water management project to prevent the overflow of the wastewater treatment pool at the La Plata refinery (Argentina), for a total of approximately €6 million, and the remodeling of the industrial effluent system at the Luján de Cuyo (Argentina) refinery, in which €2.2 million were invested.

        In the Chemicals business line, significant work was done on the Flue Gas Desulfurization project for the Thermal Treatment System of the Tarragona complex. This project, which is still being executed, involved an investment of €13.8 million in 2003.

        In the Exploration and Production area, outstanding was the revamping project to optimize production water injection in the Bloque 16 operations in Ecuador. This project, which is still in progress and required an investment of €1.2 million in 2003, is wholly of an environmental nature.

        Gas Natural's investments in 2003 amounted to approximately €7 million (amount relating to the proportion attributable to the Group) and were mainly for the renovation of networks and connections, and to maintain ISO 14001 Environmental Management certification.

  Environmental provisions

        Repsol YPF records the necessary provisions to cover the measures aimed at preventing and repairing environmental impact. These provisions are estimated according to technical and financial criteria and are recorded under the "Other Provisions" caption.

        The variations in the provisions for environmental actions in 2003 were as follows:

Millions of Euros
Balance at 12/31/02	111
Period provisions charged to income	28
Provisions released with a credit to income	(13)
Reversal due to payment	(25)
Other	(17)

Balance at 12/31/03	84

        The balance of the environmental provisions as of December 31, 2003, included notably approximately €53 million to cover the environmental risks relating to the operations previously carried out by the former chemicals subsidiary of Maxus Energy Corporation, Diamond Shamrock Chemicals Company, prior to its sale in 1986 to Occidental Petroleum Corporation (see Note 23). It also includes €18 million of provisions for YPF, S.A.'s environmental remediation projects.

        Additionally, Repsol YPF's Environmental Cost Guide classifies as environmental costs 75% of the amounts recorded under the "Field Dismantlement Provision" caption, whose balance as of December 31, 2003, amounted to €151 million (see Note 14).

        The corporate insurance policies cover third-party liability for pollution caused by accidental and sudden events, in keeping with standard practices in the industry.

  Environmental expenses

        In 2003 environmental expenses amounted to €40 million and were recorded under the "Materials Consumed" caption.

        Significant initiatives included water management, soil and groundwater remediation, atmosphere protection and waste management projects amounting to €13 million, €9 million, €8 million and €7 million, respectively.

  Future projects

        Some of the most important issues that might affect Repsol YPF's operations and investments in the future are climate change, european legislation on the environmental quality of petroleum products and Directive 96/61/EC on Integrated Pollution Prevention and Control (IPPC).

        With respect to climate change, Spain is the only country listed in Annex I (which establishes the greenhouse gas emission limits for countries in the Kyoto Protocol) in which Repsol YPF has significant operations. In Spain, the refineries and cogeneration plants with an installed capacity of over 20 MW are also included in the scope of the CO2 Trading Directive. The Group is implementing an action plan to cope with any commitments which may eventually arise under the Directive. However, since there are still certain uncertainties, mainly relating to the National Emission Rights Assignment Plan being prepared by the Spanish Government, it is not possible to estimate the associated financial cost.

        The new product environmental quality requirements are included mainly in European Directives 98/70/EC (transposed into Spanish Law through Royal Decree 1728/1999) on gasoline and gas-oil specifications, and 99/32/EC (RD 287/2001) on the sulfur content of certain liquid fuels. In 2003 the future specifications remained the same as in 2002. In this context, previously approved projects are being executed, such as the Mild Hydrocracker (MHC) in Puertollano, FCC feed Hydrotreatment (HDT) in La Coruña, the Isomerization plant in Tarragona and the remodeling of the Middle Distillate Hydrotreatment and Conversion Units in Cartagena.

        In mid-2003, an FCC naphtha desulfurization project with an 850 kilotonne annual capacity was approved in Bilbao, as were a new middle distillate HDT plant with a 1,100 kilotonne annual capacity and modifications to the existing Middle Distillate HDT Units to adapt the refinery's needs to the requirement of 10 parts per million (ppm) of sulfur in liquid fuels.

        To carry out these projects and ensure compliance with the specifications established, Repsol YPF has planned to invest a total of €485 million in the period 2004 - 2008. Of this amount, it is estimated that €478 million will be for environmental purposes and the remainder to achieve a higher conversion capacity.

        With regard to product environmental quality requirements in Argentina, the Secretary for Energy, through Resolution 824 of October 2003 and other interim resolutions, brought forward the timetable, establishing the period 2006 - 2008 for changes to the specifications which will be applicable to fuels in the future. To ensure compliance therewith, investments were approved including most notably the FCC naphtha fractionating and desulfurization project in La Plata. In addition to the investments already approved, studies are under way for new FCC naphtha fractionating and desulfurization units in Lujan de Cuyo, middle distillate desulfurization units at all the refineries and a new naphtha fractionating unit in Plaza Huincul.

        In 2002 the IPPC Directive was transposed into Spanish legislation through Law 16/2002. In addition, Certain Autonomous Communities, such as Cataluña, have developed their own legislation based on this Directive, extending the scope of application to other facilities such as service stations. Also in process is the draft of the Regulations of Law 16/2002, distributed by the Central Government to the industries concerned for deliberation. These Regulations are expected to clarify the method for obtaining Integrated Environmental Permits before 2007.

        With regard to other obligations established under current legislation and which are to be met progressively, mention should be made of Directive 94/63/EC on the control of volatile organic compound emissions, which was transposed into Spanish Law by Royal Decree 2102/1996. This Royal Decree establishes the technical requirements to be met in the design and operation of plants, vehicles and ships for the control of volatile organic compounds (VOC) resulting from gasoline storage and distribution, and sets January 1, 2005 as the deadline for adapting existing systems. Repsol YPF has planned investments amounting to €1.8 million to meet these requirements in the period 2004 - 2005.

        Currently under discussion is the draft of the Regulation on contaminated soils implementing Article 27 of Law 10/1998 on Waste Management. This Regulation would require the Group to carry out research and evaluation of soils where such activities were not conducted before, and to undertake remediation projects if necessary.

        The Repsol YPF Group contributes to the International Oil & Gas Pollution Compensation Fund (IOPC), as an oil company which receives persistent oil & gas by sea. Repsol YPF records these contributions on the date they are billed by the IOPC. In 2003 IOPC billed the Group for approximately €0.43 million.

(23)    OTHER INFORMATION

•
Fees paid to the Auditor

    The fees earned by the auditors and their organization for the audit services provided to Repsol YPF, S.A. and the Group companies amounted to €4.6 million in 2003. The fees earned by the auditors and their organization for sundry professional services other than pure audit provided to Repsol YPF, S.A. and to the Group companies amounted to €0.8 million in 2003 (including audit-related and other services).

    It can be stated that the sum of these two amounts does not represent more than 10% of the total revenues of the auditor and its organization.

•
Guarantees

  Guarantees provided

        As of December 31, 2003, the REPSOL YPF Group companies had provided the following guarantees:

  •
  YPF, S.A. provided guarantees for trading agreements entered into by certain subsidiaries amounting to €33 million. Additionally, YPF provided guarantees for the financing activities of

    Pluspetrol Energy, S.A., Central Dock Sud, S.A., PBB Polisur, S.A. and Mega, for amounts of approximately €52 million, €56 million, €10 million and €10 million, respectively, and for the financing of the expansion of the PBB Polisur plant, for approximately €118 million.

  •
  Gas Natural provided guarantees to Group companies for €244 million (relating to the proportion attributable to the Group of the amount guaranteed).

  Guarantees received

        As of December 31, 2003, the REPSOL YPF Group had requested guarantees amounting to €1,063 million from finance entities. They consist mainly of guarantees of compliance with terms and conditions of tenders awarded, guarantees requested by various court and administrative bodies in relation to litigation in progress and claims on which decisions had not yet been handed down, and the Group companies' trading activities.

        The directors of Repsol YPF, S.A. do not expect significant losses to arise from these commitments, in addition to those already recorded.

•
Futures contracts on products

a)
The risk associated with future physical crude oil and other oil product purchases or sales contracts is hedged through the arrangement of derivative instruments, basically futures and swaps.

        The gains and losses generated on the settlement of these instruments on maturity, which is when physical delivery of the product is made, are recorded as operating revenues and expenses under the "Net sales" and "Materials consumed" captions, respectively, in the accompanying consolidated statement of income.

        As of December 31, 2003 the unsettled positions were as follows:

	Millions of Barrels	Thousands of US Dollars
Buy contracts crude:
Short term (WTI)	4.223	134,846
Sell contracts crude:
Short term (WTI)	3.006	97,933
Swap contracts crude:
Short term (WTI, Dubai)	1.190	9,903
	Tonnes	Thousands of US Dollars
Swap contracts propane:
Short term	12,000	3,931
Swap contracts nafta:
Short term	639,000	180,479
Swap contracts gas-oil:
Short term	15,000	338

  b)
  Additionally, Repsol YPF has hedged, through Gas Natural, the sale price of gas for a volume of 2,088 GWh. with maturities from 2004 to 2006. Repsol YPF has also hedged the purchase price of natural gas for €105 million, and the hedges mature in the first half of 2004.

    The settlements of these hedging contracts are recorded in the statement of income when the transactions hedged are performed.

•
Swaps on crude oil prices

        In June 1998 and December 2001, YPF acquired swap contracts on crude oil prices in connection with commitments to deliver approximately 23.9 million and 24.1 million barrels of crude oil within ten and seven years, respectively, as established in the sale contracts described under the "Other Contractual Commitments" heading in this Note.

        As of December 31, 2003, the REPSOL YPF Group held price swap contracts on 27.7 million barrels of crude oil at an average price of US$ 19.75 per barrel based on the following schedule:

	2004	2005	2006	2007	2008	Total
Volume (millions of barrels)	5.8	5.8	5.8	5.8	4.5	27.7
Price (Dollars per barrel)	19.62	19.62	19.62	19.62	20.22	19.75
Amount (millions of US Dollars)	114	114	114	114	91	547

        Under these contracts, the REPSOL YPF Group will deliver the amount equivalent to the volume of barrels of crude oil traded at a fixed average price of US$ 19.75 per barrel and will receive in exchange the value of the same number of barrels at market prices.

•
Natural gas hedging transactions

        In connection with the long-term contract to sell gas to be supplied from Bolivia to the thermoelectric market in Brazil, which is recorded in this note under the "Other Contractual Commitments" heading, a contract was entered into by Empresa Petrolera Andina, S.A. and Petróleo Brasileiro, S.A. (Petrobras) in 2002 in order to establish a protection mechanism against variations in the price of the gas covered by the contract, reducing the volatility of the income by means of the establishment of adjustment prices and the subsequent settlement of any differences so arising.

•
Exchange rate hedging transactions

        The Company finances its activities in the functional currencies in which its foreign investments are denominated, thereby reducing the exchange risk. This policy is implemented either through the obtainment of financing in the related currency or through the arrangement of currency swaps.

        The detail of the various financial derivatives as of December 31, 2003, is as follows:

  a)
  Forward contracts

    REPSOL YPF enters into forward contracts as part of its overall strategy to manage its exposure to exchange risk.

        These contracts are used to hedge assets and liabilities denominated in foreign currencies.

        The amount resulting from the difference between the forward rate and the spot rate at the contract date is recorded as a financial revenue or expense and is prorated over the term of the contracts. At the end of each year, these contracts are valued at the exchange rate then prevailing and the resulting exchange differences are recorded under the "Financial Revenues/Financial Expenses" caption in the consolidated statement of income, except for those arising on transactions for financing investments in investees whose functional currency is the same as that of the related contract, in which case they are recorded as an addition or a reduction under the "Shareholders' Equity—Translation Differences" caption.

        The nominal value of these contracts as of December 31, 2003 was as follows:

Buy		Sell		Maturity
US$	1,956 million		€1,595 million	2004
	€117 million	US$	140 million	2004
GBP	0.6 million	US$	1.0 million	2004
US$	18 million	Pesos chilenos	10,788 million	2004
US$	5 million	BRL	15 million	2004
  b)
  Cross-currency IRS

        The REPSOL YPF Group hedges its foreign currency assets and liabilities by using cross-currency IRS, through which debt denominated in various currencies are converted into debt basically in U.S. dollars or euros.

Notional amount		Maturity	Foreign currency Debt
	€3,650 million	2004-2010	US$
BRL	27 million	2004-2005	US$

        The interest on these transactions is recorded as financial revenues and expenses.

  c)
  Interest rate swaps

        As of December 31, 2003, the REPSOL YPF Group held the following interest rate swaps:

	Notional amount		Maturity
From floating to fixed interest rate	€(*)	713 million	2027
From floating to fixed interest rate	Mexican peso	272 million	2004
From floating to fixed interest rate	US$	69 million	2017
From floating to floating interest rate		€33 million	2007

(*)
Repsol YPF has used this interest rate swap to hedge the cash flows generated by the euro-denominated preferred share issues launched by its subsidiary Repsol International Capital (see Note 12).

•
Interest rate options

        In December 1997 REPSOL YPF monetized the option of redeeming the preferred shares issued in October that year by selling an interest rate option whereby the acquirors of the option had the right—exercisable from October 2002 to October 2007—to carry out an interest rate swap transaction with Repsol YPF for a total notional amount of US$ 725 million under which:

  *
  REPSOL YPF would pay quarterly fixed interest of 7.45% (the same rate as that of the dividend to be paid on the preferred shares issued) from the effective exercise date through October 2027; and

  *
  REPSOL YPF would receive quarterly interest of 3-month LIBOR plus 0.45% during the same period as that indicated above.

        The premium received on the sale of this interest rate option (which amounted to US$ 78 million) was recorded as deferred revenues (see Note 13), was amortized over the contract term and recorded as a financial revenue in the consolidated statement of income.

        In October and November 2002 the acquirors of the option sold in the past by Repsol YPF exercised their right to carry out the aforementioned swap transaction, which is addressed in this note under the "Exchange Rate Hedging Transactions" heading in section c) Interest rate swaps. Since that date Repsol YPF has used this interest rate swap to hedge the cash flows generated by the issues of preferred shares in euros (see Note 12) and has thus transformed the nominal amount, interest rates and the related flows from dollars to euros.

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

        Additionally, as of December 31, 2003, REPSOL YPF held the following interest rate option on a notional amount of US$ 77 million:

  •
  Purchase of a right by virtue of which it would pay 7.5% and receive 6-month LIBOR on the aforementioned notional amount.

  •
  Sale of a right by virtue of which it would receive 6-month LIBOR and pay 5.26% provided 6-month LIBOR is under 4%.

•
Medium and long-term incentive plan

        Since 2000 the Recruiting and Compensation Committee of the Board of Directors of Repsol YPF, S.A. has implemented bonding programs initially aimed at senior executives and extendible to other persons occupying positions of high responsibility in the Company. Under these programs, a medium/long-term incentive was included in the compensation system. The aim of these programs is to strengthen the identification of executives and managers with shareholders' interests while at the same time favoring retention of key personnel in an increasingly competitive labor market environment.

        The various incentives plans in force are the following:

  Incentive plans tied to the appreciation of Repsol YPF shares

        Qualification for these incentive payments is tied to the beneficiary remaining at the Group's service on each of the dates on which the rights are exercisable. The plan beneficiaries are entitled to compensation in cash on the basis of the appreciation of Repsol YPF, S.A. shares in the Spanish stock markets with respect to specific values and of the number of shares received.

  2000 Incentive Plan

        The amount to be received by the beneficiaries of this plan is structured in two tranches, as follows:

  •
  In the first tranche, consisting of a total of 1,808,265 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the benchmark value, which is €16.40.

  •
  In the second tranche, consisting of a total of 1,808,265 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the benchmark value, which is €24.60.

        This right will be exercisable on the following dates:

  •
  From March 1, 2002, the beneficiaries will be able to exercise 1/3 of their rights for each tranche.

  •
  From March 1, 2003, the beneficiaries will be able to exercise up to 2/3 of their rights for each tranche (including, where appropriate the rights exercised through that date).

  •
  From March 1, 2004, the beneficiaries will be able to exercise any rights not already exercised. These rights are exercisable through December 2004.

        The exercisable rights conferred on the beneficiaries are valued at market price at the end of each year and the resulting value is prorated on a straight-line basis over the period remaining to the expiration date of the plan. In accordance with this valuation method, the balance of the provision recorded in this connection was reduced by €1 million as of December 31, 2003.

  2002 Incentive Plan

        The amount to be received by the beneficiaries of this plan, who do not include senior management personnel pursuant to the Spanish Corporations Law, is structured in two tranches, as follows:

  •
  In the first tranche, consisting of a total of 2,679,005 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the benchmark value, which is €13.00.

  •
  In the second tranche, consisting of a total of 2,679,005 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the benchmark value, which is €18.00.

        This right will be exercisable on the following dates:

  •
  From March 1, 2004, the beneficiaries will be able to exercise 1/3 of their rights for each tranche.

  •
  From March 1, 2005, the beneficiaries will be able to exercise up to 2/3 of their rights for each tranche (including, where appropriate the rights exercised through that date).

  •
  From March 1, 2006, the beneficiaries will be able to exercise any rights not already exercised. These rights are exercisable through December 2006.

        In order to cater for the possible payments to be made, in 2003 the Company acquired call options on Repsol YPF, S.A. shares which may be settled on the same dates and under the same conditions as those established in the incentive plan as discussed above.

        The detail of these transactions as of December 31, 2003, is as follows:

Exercise Price (euros)	Type of Transaction	Number of Shares	Contract Date	Net Premium (euros)
13	Call option	2,679,005	12/18/03	7,474,424
18	Call option	2,679,005	12/12/03	1,982,464

				9,456,888

        Repsol accrues the cost of these options on a straight-line basis from the date on which the incentive was granted to the expiration date. The €5.3 million paid relating to the cost allocated to future years was recorded under the "Deferred Expenses" caption as of December 31, 2003.

        Through the date of acquisition of these options, the exercisable rights conferred on the beneficiaries were valued at market price and the resulting value was prorated on a straight-line basis over the period remaining to the expiration date of the plan. A provision of €3.6 million was recorded in this connection as of December 31, 2002.

        The 2003 expense recorded in connection with this incentive amounted to €0.5 million and is included under the "Wages, Salaries, etc." caption in the statement of income.

        As of December 31, 2003, the Company had arranged transactions tied to the market price of Repsol YPF shares, settlable exclusively on a cash basis, for a total of 5,983,293 shares, with a benchmark price of €14.97 and expiring on January 30, 2004. No effect was recorded in the 2003 statement of income as a result of the valuation of these transactions at market price as of December 31, 2003.

  Incentive plan tied to medium-/long-term objectives

  2003 Incentive Plan

        Qualification for this incentive payment is tied to the beneficiary remaining at the Group's service through December 31, 2006. This is a specific pluriannual compensation plan for 2003 to 2006 entitling its beneficiaries to receive an additional variable compensation amount in 2007, provided that the set objectives are met. The objectives are based on the Company's 2003-2007 Strategic Plan. This pluriannual incentive payment, if received, will consist of an amount tied to the fixed compensation for 2003, to which a variable coefficient is applied on the basis of the extent to which the set objectives are achieved. For executive directors and members of the Management Committee the plan does not involve the delivery of shares or options and the incentive pay is not tied to the value of Repsol YPF shares. A provision of €5.1 million was recorded in 2003 to meet the commitments arising from this plan.

  Incentive plan tied to the appreciation of Gas Natural SDG shares

        In December 2000, 2001 and 2002, the Gas Natural Appointments and Compensation Committee approved several medium-term cash incentive plans tied to the performance the Gas Natural SDG share price addressed to senior management. These incentive payments are tied to the beneficiaries remaining at the Company over the plan term. The beneficiaries may exercise their right over a number of shares previously allocated to them, at a certain benchmark price, on certain dates. The rights exercisable each year are on up to one-third of the allocated shares and the unexercised portion is accumulable in the following years. In order to cater for the possible payments to be made, Gas Natural acquired call options on its shares which will be settled on the expiration dates with the same benchmark price, the detail being as follows:

	Type of Transaction	Number of Shares	Premium (Millions of Euros)
2000 Incentive Plan	Call option	256,187	1.6
2001 Incentive Plan	Call option	255,202	2.0
2002 Incentive Plan	Call option	279,411	1.9

        The cost of these options is recorded under the "Personnel expenses" caption in the statement of income for each year.

•
Asset swap with Petrobras

        The asset swap contract entered into by Repsol YPF Brasil, S.A. and several Petrobras Group companies, by which assets and company holdings valued at US$ 559 million were exchanged, envisages an annual revision of the value assigned in the operation to Eg3, S.A., an Argentinean company that owns a refinery and a network of service stations, and to 30% of Refap, S.A., a Brazilian company that owns the Alberto Pasquilini refinery.

        This value revision, which will be calculated by applying the correction mechanisms envisaged in the contract, will be performed in the eight years following January 1, 2001, and will in any case be limited to a variation of up to 40% of the value assigned to the assets in the swap.

        To date the possible rights or obligations for Repsol YPF Brasil arising from the application of the review to previous (2001, 2002 and 2003) or future years have not been quantified. In any case, the directors consider that the settlements to be made at the end of the aforementioned period will not be material.

•
Lipigas Group purchase option

        On November 2, 2000, a 45% ownership interest was acquired in the Chilean group Lipigas.

        The acquisition agreement includes an option to purchase an additional 10%, exercisable from 2003 through 2005. Should the option be exercised, the sellers have three years to exercise a sale option on the remaining 45%.

•
Land purchase option

        On November 23, 2001, REPSOL YPF acquired an irrevocable option, with a penalty for non-exercise, to purchase a 7,500 m2 land lot from Tecnicontrol y Gestión Integral, S.L. (a wholly-owned investee of Caja de Ahorros y Monte de Piedad de Madrid), which in turn had acquired it from Real Madrid Football Club. The acquisition cost of this land lot, located in the club's former sports complex on the Paseo de la Castellana in Madrid, was €188 million.

        The premium paid by REPSOL YPF in connection with the irrevocable purchase option amounted to €1.2 million and the exercise period, which expired on December 29, 2003, was extended to March 30, 2004, at an additional cost of €20,000.

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

•
Other contractual commitments

•
In June 1998 and December 2001, YPF received US$ 300 million and US$ 383 million, respectively, as advances for future deliveries of oil pursuant to forward sale contracts amounting to US$ 315 million and US$ 400 million, respectively. Under these contracts, the Company undertook to deliver approximately 23.9 million and 24.1 million barrels over ten and seven years, respectively; the Company's own production or that of third parties may be used to make the deliveries.

    The amounts received are recorded in the consolidated balance sheet as customer advances and will be taken to income as the physical deliveries are made over the term of the contracts. As of December 31, 2003, these advances amounted to €309 million. Deliveries of crude oil are recorded as net sales at the price used to calculate the total amount of the contracts. Company management does not expect any material losses to arise as a result of the aforementioned commitments.

  •
  As of December 31, 2003, the REPSOL YPF Group had the following firm long-term purchase and sale commitments, some of which include take-or-pay or delivery-or-pay type clauses:

Firm purchase commitments	Units	Total Commitment	Term
Purchase of petrochemical products	Tonnes	1,513,250	2004-2014
L.P.G. purchases	Tonnes	126,468	2004-2007
Natural gas purchases	Millions of cubic feet	5,478,015	2004-2030
Electricity purchases	MWh/year	8,962,176	2004-2017
Vapor purchases	Tonnes	40,385,500	2004-2018
Purchase of nitrogen	Tonnes	166,140	2004-2008
Investment commitments	Thousands of Euros	461,604	2004-2012
Transmission of natural gas by pipeline	Millions of cubic feet	3,579,379	2004-2033
Transport of crude oil by pipeline	Thousands of barrels	666,578	2004-2022
Transport of petrochemical products	Tonnes	600,000	2004-2007
Storage of oil and gas and petrochemical products	Thousands of cubic meters	2,936	2004-2017
Leases	Thousands of Euros	504,704	2004-2020
Services	Thousands of Euros	37,357	2004-2016

Firm sale commitments	Units	Total Commitment	Term
Crude oil sales	Thousands of barrels	3,598	2004-2016
Natural gas sales	Millions of cubic feet	11,751,182	2004-2029
Petrochemical product sales	Tonnes	1,539,750	2004-2006
Oil and gas product sales (Coque and Carbon)	Tonnes	4,660,000	2004-2012
Oil and gas product sales (Lubricants)	Thousands of Euros	280,242	2004-2008
L.P.G. sales	Tonnes	383,834	2004-2008
Transport of crude oil by pipeline	Thousands of barrels	654,152	2004-2022
Services	Thousands of Euros	69,088	2004-2016
Leases	Thousands of Euros	22	2004-2013
  •
  In July 2000 and in November 2001, REPSOL YPF chartered two methane gas tankers with capacities of 138,000 m3, respectively, under "time charter" arrangements.

    These vessels will make it possible for the Company to transport the liquefied natural gas that it has undertaken to take under the agreement between REPSOL YPF and Atlantic LNG Company of Trinidad and Tobago and also to cater for other trade in this product.

    Under these contracts, the Company undertakes to charter the tankers for an initial period of 20 years from delivery, extendible for two consecutive five-year periods. Also, there is a purchase option on one of the aforementioned vessels that can be exercised at the end of the initial period or of the extension periods, for approximately €58 millions.

    The total lease payments for all two vessels will be approximately €41 million per year.

    Once the vessel has been delivered by the owner, REPSOL YPF records this commitment under the "Intangible Assets" caption and records the liability relating to the total amount of the payments to be made over the term of the lease plus the purchase option, excluding the operating costs of the vessel. The difference between the two amounts, which is the financial expense associated with the transaction, is capitalized under the "Deferred Expenses" caption and amortized over the term of the contract (see Note 8).

    The 138,000-cubic-meter methane gas tanker relating to the time-charter agreement entered into in July 2000 was delivered on January 29, 2004.

    The second 138,000-cubic-meter methane gas tanker relating to the time-charter agreement entered into in November 2001 is currently under construction and will foreseeably be delivered in the fourth quarter of 2004.

  •
  REPSOL YPF has also chartered, under "time charter" arrangements, three crude oil tankers with total capacities of 286,000 m3, approximately, whose charter contracts expire in the 2004 - 2009 period. The total lease payment for these oil tankers is approximately €18 million per year.

    The Company has also chartered, under "time charter" arrangements, a further crude oil tanker currently under construction, which has a capacity of 170,000 m3 and will foreseeably be delivered in May 2004. The total lease payment for this vessel will be approximately €8 million per year.

    In addition, REPSOL YPF has chartered, likewise under "time charter" arrangements, eleven vessels with a total capacity of 266,000 m3, approximately, for the transport of L.P.G. and other products for periods of one to four years which will expire in March, 2007.

    In 2003, Gas Natural has chartered, under basically long-term "time charter" arrangements, ten cryogenic vessels for the transport of L.P.G. with capacities of between 25,000 m3 and 140,000 m3. The lease payments on these vessels amount to approximately €30.68 million per year, based on the Repsol YPF Group's ownership interest in the company.

  •
  In 2001 the REPSOL YPF Group, through its subsidiary Repsol YPF Ecuador, S.A., entered into an agreement with the Ecuadorian company OCP Ecuador, S.A., the owner of a heavy crude oil pipeline in Ecuador. Under this agreement, the Group has undertaken to transport 100,000 barrels/day of crude oil (36.5 million barrels/year) for a period of 15 years from the date of entry into service of the pipeline, September 2003, at a variable rate defined in the agreement.

•
Other commitments and contingencies

•
Pursuant to the YPF Privatization Law, the Argentinean State took on certain obligations that YPF had as of December 31, 1990.

    Through December 31, 2003, the Argentinean State had been, or was in the process of being, notified of all such claims.

  •
  YPF has pledged all its shares of Compañía Mega, S.A. and Profertil, S.A. as required by the respective financing agreements and has undertaken, inter alia, to maintain its holdings in these companies through December 31, 2004, and December 31, 2010, respectively.

  •
  Argentine National Executive Power Decree 1589/89 stipulates that producers with free availability of crude oil, natural gas and/or liquefied gas under Law 17319 and supplementary decrees, and producers that so agree in the future, will be entitled to have freely available the percentage of foreign currencies arising from exports of free-disposal crude oil, crude-oil by-products, natural gas and/or liquefied gas established in the invitations to tender and/or renegotiations or stipulated in the respective contracts. In all cases, the maximum percentage of freely disposable foreign currencies cannot exceed 70% of each transaction. On December 27, 2002, the National Executive Power ratified, through Decree 2703/02, the 70% limit as the maximum percentage of freely available currencies for exports of crude oil and its by-products effective from that date. Additionally, since in 2002 several official advisory agencies stated that the oil and gas industry's entitlement to the free availability of foreign currencies arising from the export of oil, gas and their by-products, provided for in Article 5 of Decree 1589/89, had been implicitly abolished by the new foreign exchange system established by Decree 1606/01, the Company obtained injunctive relief whereby the National Executive Power, the Ministry of Economy and the Central Bank of Argentina were ordered to refrain from passing any act affecting YPF's entitlement to the free availability of foreign currencies under Decree 1589/89.

  •
  As of December 31, 2003, the Repsol YPF Group, through YPF Holdings Inc., had recorded provisions to cover the possible environmental risks relating to its subsidiary Maxus Energy Corporation ("Maxus") in connection with the past operations of Diamond Shamrock

    Chemicals, itself a Maxus subsidiary, prior to its sale in 1986 to Occidental Petroleum Corporation ("Occidental").

    As of December 31, 2003, the REPSOL YPF Group had recorded provisions totaling approximately €53 million in this connection.

    Following is a summary, by site, of the main environmental risks:

    •
    Hudson County (New Jersey, United States). Contribution to the clean-up costs incurred at various sites at which, according to the New Jersey Department of Environmental Protection and Energy ("DEP"), chromium ore waste was used as fill material. At 2001 year-end, Tierra Solutions Inc., an YPF Holdings Inc. subsidiary, the company responsible for cleaning up the sites, reported its findings to the DEP. In this connection, Tierra Solutions was required to provide a financial guarantee in relation to the aforementioned clean-up work. Although this guarantee is currently instrumented through YPF Holdings Inc. for €16 million, in 2004 it will foreseeably be instrumented through a letter of credit. This guarantee may be reduced, with the approval of the DEP, as a result of a review of the costs of this work. YPF Holdings Inc. has recorded a provision, based on its best estimate of the research and remediation costs yet to be incurred, amounting to €23 million.

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

    •
    Passaic River (New Jersey, U.S.A.). Studies have shown that the bed of Newark Bay, including the Passaic River near the former Diamond plant, has been polluted by chemicals from various sources. Under an agreement with the U.S. Environmental Protection Agency, Tierra Solutions is currently conducting tests and studies to identify contaminated flora and fauna. YPF Holdings Inc. expects these tests and studies to be completed in 2004 and to cost approximately €6 million. The company has recorded a provision for this cost, although the amount of this provision is under review based on the provisions of DEP Directive 1 and the notice of intent.

      66 companies, including the subsidiaries of YPF Holdings Inc., were notified of DEP Directive 1 issued in September 2003. Under this Directive, the notified companies are held liable for any natural resource injuries caused as a result of 200 years of industrial and commercial exploitation in the Lower Passaic River, even though this area is covered by the Congress's Urban Rivers Restoration Initiative. Maxus and Tierra Solutions, YPF Holdings Inc. subsidiaries, are assessing the impact of this Directive. Any additional remediation costs which might arise cannot yet be reasonably assessed.

      In November 2003 several environmental groups sent to Tierra Solutions and Maxus, among others, a Notice of Intent (the "Notice") informing them of their intention to proceed against the companies notified by the Directive to "mitigate the imminent and substantial endangerment to human health and the environment" caused by the alleged dumpings from the aforementioned plant. On February 13, 2004, the U.S. Environmental Protection Agency and Occidental signed an administrative consent order whereby Tierra Solutions, on behalf of Occidental, accepted to conduct studies to identify the sediment and the contaminated flora and fauna in Newark Bay. The required provision will be recorded when the scope and costs of this work are determined. Tierra Solutions and Maxus understand that the claims filed by the environmental groups are being routed through the appropriate regulatory mechanisms and, therefore, the intention of these groups to file a claim is unnecessary.

    •
    Painesville (Ohio, United States). Obligations relating to the research and feasibility studies for the environmental clean-up work at a former Diamond plant in Painesville which engaged in the processing of iron chromate ore. Tierra Solutions has agreed to participate in this work. As of December 31, 2003, YPF Holdings, Inc. has recorded a provision of €0.8 million for the estimated amount of its share of this work.

      Although it is still not possible to determine the magnitude and nature of any research or additional remedial measures that may prove to be necessary, the related changes and increases in provisions will be made when required.

    •
    Third-party sites. Diamond Shamrock Chemicals Company was designated as one of the potentially responsible parties ("PRP") for the wastes from its operations at third-party sites. Diamond Shamrock does not recognize its involvement at several of these sites. However, if there are several PRP, investigation, clean-up and other related costs are borne by the PRP by agreement among the parties. As of December 31, 2003, YPF Holdings Inc. recorded a provision of €3.8 million in this connection, of which approximately €3.3 million were paid in January 2004.

    •
    Legal actions. In 1998 a subsidiary of Occidental filed suit at a court in Ohio in connection with certain expenses relating to a Diamond plant and other costs. While this legal action is currently in the evidential phase, Maxus and Occidental have asked the court to hand down a ruling for legal purposes on certain disputed events. On January, 2002, the court accepted and rejected the requests of Occidental and Maxus, respectively. Maxus considers that the decision handed down by the court is not correct and has appealed against it.

    The directors consider that these provisions will adequately cover all the probable significant environmental contingencies that can reasonably be estimated; however, any changes in the current circumstances could lead to increases in these provisions in the future.

  •
  On March 22, 1999, the Argentinean Secretariat for Industry, Commerce and Mining informed YPF of Resolution 189 of March 19, 1999, under which YPF was fined €123 million for abuse of dominant position in the Argentinean L.P.G. market through the practice of price discrimination between Argentinean and foreign L.P.G. buyers from 1993 to 1997. In strict adherence to the accounting principle of prudence, YPF recorded a provision for the amount of the fine in its 2000 statement of income. The net effect of this provision was recorded as goodwill arising on consolidation in the financial statements of the REPSOL YPF consolidated Group. In July 2002, the Supreme Court upheld the ruling of the Chamber and YPF made the payment that had been claimed.

    On January 29, 2003, YPF was notified by the Argentinean National Fair Trading Authorities of the commencement of an investigation on YPF's activities in the LPG market during the period from October 1997 to March 1999. On completion of the investigation, these Authorities charged YPF with abuse of dominant position during the aforementioned period. On January 20, 2004, the Company filed an appeal on the grounds of the expiration of the statute-of-limitations period and of formal defects in the aforementioned charge. This appeal was rejected and the Company has now appealed to the National Appellate Court for Criminal and Economic Matters.

  •
  EDF Internacional, S.A. commenced an international arbitration proceeding under the International Chamber of Commerce's Arbitration Regulations against Repsol YPF, S.A., YPF, S.A. and Endesa Internacional, S.A. In the request for arbitration EDF Internacional, S.A. is seeking a ruling holding Repsol YPF and YPF, S.A. jointly and severally liable for the payment of €55 million for the sale of Electricidad Argentina, S.A. as a result of a review of the price paid, as stipulated in the share purchase/sale agreement, in the event of the cancellation of the parity between the peso and the U.S. dollar prior to December 31, 2001. The Company, based on the opinion of its external legal advisers, considers that the claim has no legal grounds.

  •
  On December 28, 2000, the Argentinean State applied Rule 1252 and extended the term of YPF's operating concession for the Loma La Lata—Sierra Barrosa area for an additional ten-year period through November 2027, in accordance with the conditions established in the Extension Agreement signed on December 5, 2000, between the State, Neuquén Province and YPF. Under this agreement, YPF undertook, inter alia, to pay the State US$ 300 million for the obtainment of the extension, this amount being recorded under the "Property, Plant and Equipment" caption in the balance sheet as of December 31, 2000, to define a program of investments totaling US$ 8,000 million to be made in Neuquén Province from 2000 through 2017, and to transfer to Neuquén Province 5% of the net cash flow arising from the concession in each year of the extended term. These obligations are affected by the new economic legislation in Argentina.

  •
  Since the enactment of Law 25561 on the Public Emergency and Exchange System Reform which, inter alia, amended the Convertibility Law, a discrepancy has arisen with the provinces regarding oil and gas tax settlements, since the provinces consider that the payments made for production destined for the domestic market do not correspond with the terms of Department of Energy Resolutions 155/92 and 188/93 as regards the exchange rate used to calculate them. Company management considers that the oil and gas tax payments should be calculated on the basis of the amounts actually collected, in accordance with the stipulations of Article 56 c) I of Oil and Gas Law 17319 and of Article 110 of Legislative Decree 1757/90. In November 2003 most of the producing provinces and YPF reached an agreement in connection with the aforementioned discrepancy. The Company considers that this situation will have no significant negative effect on its financial position or results of operations in the future.

        The Company's directors consider that the provisions recorded adequately cover the risks arising from the contingencies described above.

(24) SUBSEQUENT EVENTS

        The Mexican authorities have assigned to Repsol YPF the land for the construction of a regasification plant at the Lázaro Cárdenas port, on the Mexican Pacific coast.

        The Lázaro Cárdenas liquefied natural gas (LNG) regasification terminal will be the first plant in the western part of Mexico and will be key to the energy development of the Mexican Pacific coast, since it will supply gas to the markets in the area.

        The Integral Lázaro Cárdenas Port Authority (API) has awarded Repsol YPF the land on which this plant will be built for $10.1 million. This plant will have an initial capacity of over 4,000 million cubic meters per year, with an expansion potential of up to 10,000 million cubic meters per year. The initial projected investment is of approximately $350 million and the start-up is scheduled for 2008.

(25) CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

        Following are the Group's consolidated statements of changes in financial position for 2003, 2002 and 2001:

	Millions of Euros
APPLICATIONS OF FUNDS
	2003	2002	2001
Investments
Property, plant and equipment	2,241	2,228	3,894
Intangible assets	80	57	91
Long-term financial investments	392	194	301
Acquisitions of consolidated affiliates	1,124	194	170

Total investments	3,837	2,673	4,456
Deferred expenses	24	80	360

TOTAL	3,861	2,753	4,816
Net long-term assets and liabilities related to the consolidation of new affiliates	13	(878)	(126)
Net change in long-term assets and liabilities due to translation	(498)	(305)	1,169
Dividends
Of the Parent Company	440	183	635
Of the Group companies attributed to minority interests	194	292	486
Repayment or reclassification of long-term debt	3,220	3,523	5,666
INCREASE IN WORKING CAPITAL	—	3,140	1,868

TOTAL FUNDS APPLIED	7,230	8,708	14,514

SOURCES OF FUNDS	2003	2002	2001
Funds obtained from operations(*)	4,477	4,823	5,729
Subsidies and other deferred revenues	47	96	69
Contribution of minority interests	—	—	3,002
Long-term debt
Loans received	2,045	1,144	4,014
Other long-term debt	95	87	463
Disposal of fixed and other noncurrent assets
Property, plant and equipment	116	77	650
Long-term investments and other	112	2,481	587
DECREASE IN WORKING CAPITAL	338	—	—

TOTAL FUNDS OBTAINED	7,230	8,708	14,514

(*)
The detail of the funds obtained from operations in 2003, 2002 and 2001 is as follows:

	Millions of Euros
	2003	2002	2001
Net income for the year	2,020	1,952	1,025
Adjustments to determine the funds obtained from operations:
Depreciation, depletion and amortization	2,419	2,926	3,294
Provisions funded (net)	260	692	1,138
Income attributed to minority interests	210	334	490
Income/(expense) on fixed assets disposals	(56)	(1,270)	(302)
Cancellation of deferred tax liabilities and other	(376)	189	84

Funds obtained from operations	4,477	4,823	5,729

        The variations in working capital in 2003, 2002 and 2001 were as follows:

	Millions of Euros
	2003		2002		2001
VARIATIONS IN WORKING CAPITAL
	Increases	Decreases	Increases	Decreases	Increases	Decreases
Inventories	—	10	13	—	—	554
Accounts receivable	112	—	—	1,295	—	1,068
Accounts payable	—	1,250	4,116	—	1,390	—
Temporary cash investments and cash	813	—	278	—	2,129	—
Prepaid expenses and accrued liabilities (net)	—	3	28	—	—	29

TOTAL	925	1,263	4,435	1,295	3,519	1,651
VARIATION IN WORKING CAPITAL	338	—	—	3,140	—	1,868

	1,263	1,263	4,435	4,435	3,519	3,519

(26) CONSOLIDATED ANALYTICAL STATEMENTS OF INCOME

for the years ended December 31, 2003, 2002 and 2001

	Millions of Euros
	2003	%	2002	%	2001	%
Net sales	36,069	100.00%	35,555	100.00%	42,851	100.00%
Variation in finished product and work-in-process inventories	54	0.15%	100	0.28%	(182)	(0.42)%
Capitalized expenses of Group work on fixed assets	68	0.19%	70	0.20%	92	0.21%
Other operating revenues	1,015	2.81%	765	2.15%	892	2.08%

VALUE OF PRODUCTION	37,206	103.15%	36,490	102.63%	43,653	101.87%
Purchases	(24,320)	(67.43)%	(24,433)	(68.72)%	(26,605)	(62.09)%
Variation in raw materials and merchandise	6	0.02%	235	0.66%	(316)	(0.74)%
External and operating expenses	(5,310)	(14.72)%	(4,969)	(13.98)%	(6,480)	(15.12)%

VALUE ADDED BY THE COMPANY	7,582	21.02%	7,323	20.60%	10,252	23.92%
Other expenses	(287)	(0.80)%	(264)	(0.74)%	(323)	(0.75)%
Personnel expenses	(1,111)	(3.08)%	(1,161)	(3.27)%	(1,732)	(4.04)%
GROSS OPERATING INCOME	6,184	17.14%	5,898	16.59%	8,197	19.13%
Depreciation, depletion and amortization	(2,245)	(6.22)%	(2,626)	(7.39)%	(2,971)	(6.93)%
Provision to reversion in reserve	(6)	(0.02)%	(5)	(0.01)%	(4)	(0.01)%
Variation in operating provisions	(73)	(0.20)%	56	0.16%	(302)	(0.70)%

NET OPERATING INCOME	3,860	10.70%	3,323	9.35%	4,920	11.48%
Financial revenues	2,123	5.89%	2,386	6.71%	1,740	4.06%
Financial expenses	(2,523)	(6.99)%	(3,172)	(8.92)%	(3,092)	(7.22)%
Amortization of goodwill in consolidation	(174)	(0.48)%	(300)	(0.84)%	(323)	(0.75)%
Share in income (loss) of companies carried by the equity method	146	0.40%	(35)	(0.10)%	35	0.08%

INCOME FROM ORDINARY ACTIVITIES	3,432	9.52%	2,202	6.19%	3,280	7.65%
Gains on fixed assets and extraordinary revenues	169	0.47%	1,656	4.66%	383	0.89%
Losses on fixed assets and extraordinary expenses	(572)	(1.59)%	(585)	(1.65)%	(446)	(1.04)%
Variation in fixed asset provisions	249	0.69%	(423)	(1.19)%	(714)	(1.67)%

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS	3,278	9.09%	2,850	8.02%	2,503	5.84%
Income tax	(1,048)	(2.91)%	(564)	(1.59)%	(988)	(2.31)%

INCOME FOR THE YEAR	2,230	6.18%	2,286	6.43%	1,515	3.54%
Income attributed to minority interests	(210)	(0.58)%	(334)	(0.94)%	(490)	(1.14)%

NET INCOME	2,020	5.60%	1,952	5.49%	1,025	2.39%

(27) DIFFERENCES BETWEEN SPANISH AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES

       The consolidated financial statements of the REPSOL YPF Group are prepared in accordance with Spanish GAAP, which differ in certain significant respects from U.S. GAAP. These differences are discussed in the following paragraphs.

  Reconciliation of Net Income and Shareholders' Equity from Spanish GAAP to U.S. GAAP

        The following table ("Reconciliation Table") sets forth the most significant adjustments to consolidated net income and shareholders' equity that would have been required had U.S. GAAP been applied instead of Spanish GAAP:

	(Millions of Euros)
		Net Income
					Shareholders' Equity
		For the Years Ended December 31,
					At December 31,
	Item #
		2003	2002	2001	2003	2002
Amounts per accompanying consolidated financial statements		2,020	1,952	1,025	13,632	13,586
Increase (decrease) due to:
Adjustments to costs of fixed assets:
—Elimination of legal restatements of property, plant and equipment	1	17	24	51	(157)	(174)
—Impairment of oil and gas assets	2	(200)	2	9	(181)	(3)
—Fixed asset gross up due to tax basis difference	3	(138)	(271)	(310)	1,755	1,877
—Deferred tax liability due to fixed asset gross up	3	138	271	310	(1,755)	(1,877)
Goodwill
—Goodwill amortization life	4.1	—	—	(23)	(83)	(83)
—Direct expenses capitalized as goodwill	4.2	—	—	(2)	29	29
—Preacquisition contingencies related to YPF	4.3	—	—	16	(295)	(295)
—Exchange tender offers	4.4	—	—	(12)	228	228
—Reversal of goodwill amortization	4.5	142	181	—	291	164
—Goodwill impairment	4.5	—	—	—	(910)	—
Revenue recognition	5	(2)	(4)	(29)	(52)	(50)
Compensation arrangements	6	5	—	—	5	—
Interest rate swaption	7	—	—	2	—	—
Deferred start-up activities costs	8	8	3	55	(35)	(43)
Costs related to stock issues	9	38	38	38	(23)	(61)
Acquisition of Enagás	10	—	—	1	—	—
Revenues from gas distribution infrastructure	11	—	—	1	—	—
Translation differences related to disposals	12	—	7	26	—	—
Andina asset swap	13	(1)	(1)	107	74	91
Derivative instruments and hedging activities	14	(276)	76	(24)	(233)	(266)
Reversal of involuntary conversion in Argentina	15	—	129	(137)	—	—
Pension plan additional minimum liability	16	11	53	—	—	—
Foreign currency exchange gains	17	87	76	—	163	76
Functional currency of YPF	18	(14)	(185)	—	550	646
Asset retirement obligations — effect in period	19	3	—	—	4	—
US GAAP adjustments of equity investees	20	42	247	—	67	24
Others—Repsol Garantizado	21	—	—	(1)	—	—
Tax effect of the above adjustments and deferred taxation under SFAS 109	22	34	(97)	(121)	99	171

Amounts under U.S. GAAP before cumulative effect of a change in accounting principle		1,914	2,501	982	13,173	14,040
Cumulative effects of changes in accounting principles, net of tax:
Derivatives and hedging activities—As of January 1, 2001	14	—	—	(2)	—	—
Goodwill impairment, as of January 1, 2002	4.5	—	(1,215)	—	—	(1,093)
Asset retirement obligations, as of January 1, 2003	19	7	—	—	7	—

Amounts under U.S. GAAP		1,921	1,286	980	13,180	12,947

EARNINGS PER SHARE	2003	2002	2001
Income, under U.S. GAAP, before cumulative effect of a change in accounting principle per share	1.57	2.05	0.80

Cumulative effect of a change in accounting principle per share	0.01	(1.00)	0.00
Net income per share in accordance with U.S. GAAP(*)	1.57	1.05	0.80

(*)
In 2003, 2002 and 2001, the weighted average number of shares outstanding has been 1,221million

	Millions of Euros
Statement of changes in shareholders' equity
	2003	2002
U.S. GAAP shareholders' equity at January 1	12,947	13,717
Net income for the year	1,921	1,286
Share issuances		—
Interim dividend	(244)	(183)
Supplementary dividend	(196)	—
Accumulated other comprehensive income (loss):
Translation adjustments under Spanish GAAP	(1,534)	(2,721)
Additional translation adjustments under U.S. GAAP	81	962
Minimum pension liability, net of tax	(7)	(34)
Derivatives and hedging activities, net of tax	212	(80)

U.S. GAAP shareholders' equity at December 31	13,180	12,947

        The differences included in the Reconciliation Table above are explained in the following items:

1. Elimination of legal restatements of property, plant, and equipment

        As described in Note 2.c.1, the cost and accumulated depreciation of property, plant and equipment have been restated, including the 1996 legal restatement. Under U.S. GAAP, such restatements are not permitted. The adjustments shown in the Reconciliation Table above include a reduction of consolidated shareholders' equity due to the elimination of these restatements, and an increase in consolidated net income for each year, resulting from the elimination of the depreciation expense on the amount of the restatement recorded under Spanish GAAP. The effect of the tax credit arising from deductibility of future depreciation of the restated assets in 1996 was recorded as income for the year, net of the 3% tax, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes ("SFAS 109") (see Item 21—"Tax effect of the above adjustments and deferred taxation under SFAS 109").

        In 2002 and 2003, amounts previously included in this adjustment attributable to Gas Natural and CLH have been reclassified to Item 20—"US GAAP adjustments of equity investees," since these investments are carried by the equity method of accounting under U.S. GAAP beginning in 2002.

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

        As a consequence of the above, REPSOL YPF recorded, under U.S. GAAP, an additional impairment charge of €41 million (before tax) in the consolidated statements of income in the year ended December 31, 1998. During 1999 and 2000, oil prices experienced a significant increase, thus making it unnecessary to record further impairment charges related to the recovery of oil and gas properties during that period. As a result of the above, net income for the years ended December 31, 2003, 2002, and 2001, should be increased by €9 million, €2 million, and €9 million, respectively, due to lower depreciation charges, and shareholders' equity as of December 31, 2003 and 2002 should be increased (decreased) by €6 million and €(3) million, respectively.

        Up to December 31, 2001, Repsol YPF assessed long-lived asset impairments in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121). In 2001, Repsol YPF recorded impairment charges under both Spanish and U.S. GAAP totaling €655 million, principally related to oil fields in Argentina primarily due to the impact of the "pesification" of domestic gas selling prices, and the newly enacted oil export tax of 20%.

        On January 1, 2002, REPSOL YPF adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 supersedes SFAS No. 121 and establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121. Under SFAS No. 144, there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are ranges of cash flows that may be generated by the asset being tested for impairment.

        Under Spanish GAAP, and consistent with the impairment model established in SFAS 144, the Company recorded, in 2002, impairment charges totaling €410 million (Note 5). Of this total, €205.6 million relates to an impairment recorded for Mene Grande, an oil field in Venezuela. Such impairment was recorded as a result of a downward revision in the estimate of the proved reserves and a change in Venezuelan regulation in respect of certain hydrocarbons exploration and production assets, which has resulted in an increase of the royalties paid on oil and gas produced in Venezuela.

        Additionally, REPSOL YPF recorded in 2002 an impairment charge of €192.3 million on oil and gas exploration and production assets in Argentina, mainly for the gas field of Aguarague, as a result of internal studies conducted that revealed a decrease in the proved reserves. The events that took place in 2002 revealing a decrease in the proved reserves were as follows:

  •
  Pursuant to the new economic conditions applicable to the price of the domestic gas in Argentina enacted by the Government during 2002, the development plans for the deeper Santa Rosa Formation ("Fm.") of the Sierra de Aguaragüe field were delayed, thus resulting in the associated reserves being reclassified as unproved.

  •
  A premature water breakthrough through the fractures in the Huamampampa Fm. occurred during 2002, resulting in a negative downward revision of the previously estimated proved developed reserves in connection with a reduction of the attainable recovery factor.

        The share of the total net proved reserves downward revisions declared by the concession's operator (Tecpetrol) attributable to the REPSOL YPF Group amounted to 17 millions of barrels of oil equivalent (representing an 18% reduction from the previous estimate), thus triggering the impairment charge recorded in 2002.

        The remaining impairment charges in 2002 relate to other minor oil and gas fields. The fair value of all assets impaired has been determined using a discounted cash flow approach.

        Under Spanish GAAP, the above-mentioned impairment charges have been recorded as extraordinary items in the accompanying consolidated statement of operations. Under U.S. GAAP, these charges would be included in income from continuing operations. The 2002 and 2001 asset impairments referred to above have been included in the "Exploration and Production" operating segment.

        In 2003, under Spanish GAAP, impairment losses recognized in prior years for upstream properties, which were considered to be temporary, have been reversed (Note 5). Under U.S. GAAP, and in accordance with SFAS 144, if an impairment loss is recognized on assets to be held and used, the adjusted carrying amount of the long-lived asset shall be its new cost basis. Restoration of a previously recognized impairment loss is prohibited. Therefore, a U.S. GAAP adjustment is included in the reconciliation table to eliminate the impairment reversal recorded under Spanish GAAP. The effect of this adjustment is to decrease shareholders' equity and net income as of and for the year ended December 31, 2003 by €187 million and €209 million, respectively.

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

        The adjustment included in the reconciliation above relates mainly to the oil and gas properties of Astra acquired in 1998, those of YPF acquired during 1999, and those of Andina acquired during 2001. Such basis differences are then amortized each year, and decreased for the corresponding portion of impairment charges recorded on these properties under Spanish GAAP.

        Accordingly, under U.S. GAAP, REPSOL YPF's property, plant and equipment (net of accumulated amortization) and deferred tax liability as of December 31, 2003 and 2002 should be increased by €1,755 and €1,877 million respectively. Additionally, the effects for the periods ended December 31, 2003, 2002 and 2001 due to additional amortization expense and portion of impairment charges should be a decrease in net income of €138 million, €271 million and €310 million, respectively, and income tax expense for the corresponding periods should be decreased accordingly to reflect this change at the statutory tax rate of 35%.

        Certain prior year amounts in this adjustment have been reclassified for comparative purposes in order to report this adjustment together with its related tax effect.

4. Goodwill

  4.1 Goodwill amortization life

        Under Spanish GAAP, prior to December 31, 1997 the goodwill arising on business combinations was amortized over its estimated economic life subject to a maximum of 10 years. Under U.S. GAAP, prior to January 1, 2002, REPSOL YPF amortized goodwill over the same estimated economic life.

        In 1998, the maximum period permitted for amortization of goodwill under Spanish GAAP increased from 10 to 20 years. Accordingly, REPSOL YPF lengthened the estimated economic life for goodwill arising on certain acquisitions prior to December 31, 1997. For U.S. GAAP, no change was made to the original estimated economic life of the goodwill. As a result of the difference in useful lives, REPSOL YPF recorded under U.S. GAAP an additional expense of €23 million during the year ended December 31, 2001. As discussed in Item 4.5—"Reversal of goodwill amortization and goodwill impairment", existing goodwill is no longer amortizable for U.S. GAAP purposes beginning January 1, 2002. Accordingly, the difference in useful lives of goodwill no longer exists, and no adjustment is recorded to income in 2003 or 2002. Instead, REPSOL YPF has eliminated all goodwill amortization expense recorded under Spanish GAAP during 2003 and 2002 in item 4.5 below.

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

        Accordingly, under U.S. GAAP, net income was decreased by €2 million for the year ended December 31, 2001. In 2003 and 2002, as goodwill is no longer amortizable under U.S. GAAP as discussed in item 4.5—"Reversal of goodwill amortization and goodwill impairment", there is no effect on net income and the effect in shareholder's equity remains unchanged.

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

        As goodwill is no longer amortizable under U.S. GAAP in 2003 and 2002 as discussed in item 4.5—"Reversal of goodwill amortization and goodwill impairment", all goodwill amortization expense recorded in 2003 and 2002 under Spanish GAAP is reversed in the reconciliation. Such adjustment has been included in item 4.5. Thus, there is no effect on 2003 or 2002 net income from this adjustment, and the effect on shareholders' equity remains unchanged from the previous year

  4.4 Exchange tender offers

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

        Under U.S. GAAP, the purchase method of accounting would apply to these transactions. Under this method, the excess of the acquisition cost (valued at the market price of the shares issued by REPSOL YPF during a reasonable period before and after the terms of the acquisitions were agreed to and announced) over the fair value of the net assets acquired would be treated as goodwill. Accordingly, under U.S. GAAP, goodwill and shareholders' equity (paid-in capital) as of December 31, 2001 was increased by €228 million, and net income for the year ended December 31, 2001 was decreased by €12 million to reflect the additional goodwill amortization recorded under US GAAP.

        As goodwill is no longer amortizable under U.S. GAAP in 2003 or 2002 as discussed in item 4.5—"Reversal of goodwill amortization and goodwill impairment", there is no effect on 2003 or 2002 net income and the effect on shareholder's equity remains unchanged.

  4.5 Reversal of goodwill amortization and goodwill impairment

        Effective January 1, 2002, REPSOL YPF adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill is no longer amortized over its estimated useful life, but is instead tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Additionally, goodwill on equity method investments is no longer amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock ("APB 18").

        Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. REPSOL YPF does not have intangible assets with indefinite useful lives (see Note 2.b and 4). Assuming no new acquisitions or disposals, REPSOL YPF estimates that the carrying amount of intangible assets as of

December 31, 2003 will be amortized on a straight-line basis over the remaining useful lives of the assets. Thus the estimated aggregate amortization expense for each of the five succeeding fiscal years is approximately €120 million.

        REPSOL YPF has performed the transitional goodwill impairment test required by SFAS No. 142 as of January 1, 2002 and the annual goodwill impairment test as of December 31, 2003 and 2002. As a result of these analyses, REPSOL YPF has determined that an impairment loss of €1,215 million (reported as the cumulative effect of a change in accounting principle) is necessary to reduce the U.S. GAAP carrying value of the goodwill assigned to the Refining, LPG, Chemicals, and Natural Gas and Electricity reporting units as of January 1, 2002. The analysis of the annual goodwill impairment tests did not result in any impairment loss on goodwill as of December 31, 2003 or 2002. The fair value of the reporting units for which goodwill has been assigned was determined based on income and market approaches. The income approach used considered both the traditional cash flow and the expected cash flow methods. The market approach considered examination of transactions of comparable enterprises. Goodwill in each reporting unit will be tested for impairment as of December 31 of every year.

        As a result, the application of this Standard has consisted of the recognition of the impairment mentioned above in 2002 and of the elimination under U.S. GAAP of all goodwill amortization recorded in 2003 and 2002 under Spanish GAAP for consolidated entities and entities carried by the equity method (see Note 7). The balance in negative goodwill under Spanish GAAP as of January 1, 2002 has not been eliminated in this adjustment since it related to the acquisition of Enagas and is already eliminated in item 10 of the reconciliation. Accordingly, net income for the year ended December 31, 2003 and 2002 should be increased (decreased) by €142 million and €1,034 million, respectively (of which €1,215 million represents the cumulative effect of a change in accounting principle) and shareholder's equity as of December 31, 2003 and 2002 should be decreased by €619 million and €929 million, respectively (of which €1,093 million represents the cumulative effect of a change in accounting principle).

        The changes in the carrying amount of goodwill arising on entities fully consolidated, under U.S. GAAP, for the year ended December 31, 2003 and 2002 are as follow:

Changes in the amount of Goodwill—US GAAP	Exploration and Production	Refining and Marketing	Chemicals	Natural Gas and Electricity	Total
Balance as of January 01, 2002	1,826	1,506	252	250	3,834
Goodwill impairment at transition	—	(909)	(237)	(69)	(1,215)
Variations in scope of consolidation	—	—	—	(177)	(177)
Translation differences	(278)	(134)	(15)	(4)	(431)
Other movements	(3)	(8)	—	—	(11)

Balance as of December 31, 2002	1,545	455	0	0	2,000

Goodwill impairment	—	—	—	—	0
Variations in scope of consolidation	—	(15)	—	—	(15)
Translation differences	(220)	(62)	—	—	(282)
Other movements	—	(2)	—	—	(2)

Balance as of December 31, 2003	1,325	376	0	0	1,701

        The pro-forma effect of applying SFAS 142 for the year ended December 31, 2001 is as follows:

Year ended December 31, 2001
Reported net income under U.S. GAAP	980
Add back: Goodwill amortization Spanish GAAP	323
Add back: Amortization on additional US GAAP goodwill	21

Adjusted net income under U.S. GAAP	1,324

Net income per share, under U.S. GAAP	1.08

5. Revenue recognition

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

        Up to December 31, 2001, part of this adjustment included the effect of deferring the up-front fees charged by Gas Natural to its clients. In 2003 and 2002, as the investment in Gas Natural should be carried under the equity method under U.S. GAAP, the portion relating to the deferral of natural gas up-front fees has been reclassified to item 20—"U.S. GAAP adjustments of equity investees".

        Accordingly, under U.S. GAAP, REPSOL YPF should record a charge to net income of €2 million, €4 million, and €29 million for the years ended December 31, 2003, 2002, and 2001, respectively. The effect of deferring such up-front fees on shareholders' equity results in a decrease of €52 million and €50 million as of December 31, 2003 and 2002, respectively.

6. Compensation arrangements

  6.1 Medium and Long Term Incentive

        Since 2000, REPSOL YPF's Compensation and Senior Management Development Committee have been implementing medium and long term incentive plans (see Note 23), based on the increase in REPSOL YPF's share price.

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

        In addition, under Spanish GAAP, in order to cover these disbursements REPSOL YPF arranged purchase options ("calls") to hedge these plans. As of December 31, 2002 REPSOL YPF recorded these calls on the basis of their fair value (see Note 23) under the "other provisions" caption within long-term liabilities, since it represented a loss at that date.

        Under U.S. GAAP, in accordance with EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, since these calls are contracts that require net-cash settlement and are classified as liabilities, they should be measured at fair value, with changes in fair value reported in earnings. In addition, these calls have not been assigned as effective hedges under U.S. GAAP.

        Accordingly, as of December 31, 2003, 2002 and 2001, the differences between Spanish and U.S. GAAP in the accounting treatment followed in respect of the medium and long-term incentive plans have not been material to the Company's financial position or results of operations.

  6.2 Incentive plan tied to medium/long-term objectives

        In 2003, the REPSOL YPF's Compensation and Senior Management Development Committee approved an incentive plan tied to medium and long-term objectives based on the Company's 2003-2007 Strategic Plan (see Note 23). Under Spanish GAAP, a provision of €5.1 million was recorded in 2003 to meet the commitments arising from this plan.

        Under U.S. GAAP, compensation for this type of variable plan is accrued as a charge to expense over the period or periods the employee performs the related services, and up to the end of the required service period, only when it is probable that the performance goals will be achieved, in accordance with FASB Interpretation No. 38, Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock—an Interpretation of APB Opinion No. 25. Prior to the final measurement date, interim measures of compensation expense should be based on the company's best estimate of the compensation that will eventually be granted to employees upon achievement of the specified performance criteria, to the extent that such criteria is not based upon achieving a set market price, or upon achievement of some other discrete event, in which case compensation should be recorded when the target is achieved. Therefore, because the plan referred to above is tied to the achievement of specific medium and long-term objectives whose probability of occurrence is not assured, the provision recorded in 2003 under Spanish GAAP is reversed, and will be recorded as the objectives are met.

7. Interest rate swaption

        As described in Note 23, REPSOL YPF wrote an option on an interest rate swap (swaption) which reflected the call option embedded within the US$ 725 million of preferred shares issued in 1997 by Repsol International Capital, a subsidiary of Repsol International Finance B.V. Under Spanish GAAP, the premium received had been recorded as deferred income and was being amortized to income on a straight-line basis over the term of the swaption.

        Under U.S. GAAP, written options must be marked-to-market, with the movement in the mark-to-market valuation recorded in the consolidated statements of income. Accordingly, had U.S. GAAP been applied, net income for the year ended December 31, 2001 should be increased by €2 million.

        In October and November of 2002, the purchasers of the written options exercised their right to enter into the interest rate swap agreement (Note 23). As a result, under Spanish GAAP, REPSOL YPF assigned this swap to hedge the cash flow generated by the issues of preferred shares in euros and recorded a liability against net financial expense, which reflected the mark-to-market of the swap as of the date of commencement of the hedge, net of the amount of the unamortized premium.

        Under U.S. GAAP, the interest rate swap entered into as a result of exercising the option has to be recorded at fair value at the balance sheet date in accordance with SFAS No. 133, Derivatives and Hedging Activities ("SFAS 133"). Therefore, any adjustment related to this interest rate swap has been included in item 14—"Derivative instruments and hedging activities" for the years ended December 31, 2003 and 2002. The adjustment has been included within "other derivative contracts", since the hedge assignation under Spanish GAAP is not permissible under U.S. GAAP, due to the fact that the preferred shares are classified as "minority interest in a consolidated subsidiary".

8. Deferred Start-up Activities Costs

        Under Spanish GAAP, REPSOL YPF capitalizes certain start-up and organization costs and other deferred charges within the "deferred expenses" caption of the Spanish GAAP balance sheet and amortizes them over a period of five to seven years (Note 2f and Note 8).

        Under U.S. GAAP, Statement of Position ("SOP") No. 98-5, Reporting on the Costs of Start-Up Activities, requires the costs of start-up activities and organization costs to be expensed as incurred.

        Accordingly, under U.S. GAAP net income for the years ended December 31, 2003, 2002 and 2001, should be increased by € 8 million, €3 million and €55 million, respectively.

9. Costs related to stock issues

        Under Spanish GAAP, REPSOL YPF capitalized, under the caption "start-up expenses" in the Spanish GAAP consolidated balance sheet, the direct expenses relating to the two capital stock issues carried out during 1999 (Note 2a and Note 3) and is amortizing such costs over five years. Under U.S. GAAP, direct costs related to the issuance of capital stock must be deducted from the proceeds of the new capital.

        Accordingly, under U.S. GAAP, net income in each of the years ended December 31, 2003, 2002 and 2001 should be increased by €38 million for the reversal of the Spanish GAAP amortization, and shareholders' equity should be reduced by €23 million, and €61 million, as of December 31, 2003 and 2002, respectively, to eliminate the balance in the "start-up expenses" caption.

10. Acquisition of Enagas

        When Gas Natural (a 27.147% and 24.04% owned subsidiary of REPSOL YPF as of December 31, 2003 and 2002, respectively) acquired its original 91% interest in Enagas, it was granted an option to purchase the remaining 9% of Enagas at a fixed price. Accordingly, following the original acquisition, Gas Natural recorded a minority interest of 9% with respect to Enagas in its consolidated income statement. Under Spanish GAAP, when Gas Natural finally exercised its option to acquire the remaining 9% of Enagas in 1998, it recorded negative goodwill and released to income, as of that date, the amount that REPSOL YPF would have realized if it had acquired the 9% interest at the same date as the original 91% stake.

        Under U.S. GAAP, the exercise of this option would be treated as the acquisition of a minority interest pursuant to APB Opinion No.16, Business Combinations. As a result, the negative goodwill arising from the difference between the amounts paid and the carrying value of the minority interest would be allocated to property, plant and equipment and recorded at the date that the option was exercised.

        In 2002, REPSOL YPF sold 23% of its participation in Gas Natural (thereby reducing its holding in Gas Natural to 24.04% as of December 31, 2002), and thus the investment should be accounted for under the equity method under U.S. GAAP (see item 20—"U.S. GAAP adjustments of equity investees"). As a result, beginning in 2002, the U.S. GAAP adjustments from Gas Natural are being presented as a separate line item in the U.S. GAAP reconciliation. Therefore, the effect of this adjustment in 2003 and 2002 has been reclassified to item 20—"U.S. GAAP adjustments of equity investees".

11. Revenues from gas distribution infrastructure

        Under Spanish GAAP, prior to 1995, Gas Natural recorded as income for the period the value received in respect of gas distribution branches and infrastructure from its customers.

        Under U.S. GAAP, the corresponding amounts would be accounted for as deferred revenues, and would be credited to income according to the useful life of the assets to which they relate. Up to December 31, 2001, the effect of this deferral was included in this line item of the US GAAP reconciliation. Net income for the year ended December 31, 2001 should be increased by €1 million. The effect of this adjustment in 2003 and 2002 has been recorded in item 20—"U.S. GAAP adjustments of equity investees", as Gas Natural is carried by the equity method under U.S. GAAP.

12. Translation differences related to disposals

        During 2003, 2002 and 2001, the REPSOL YPF Group sold its participation in some foreign affiliates. Under Spanish GAAP, the accumulated translation differences related to foreign affiliates that are disposed of are reclassified from translation differences to reserves upon their sale.

        Under U.S. GAAP, upon sale of the investment in a foreign entity, the amount attributable to that entity and accumulated in "Translation differences" must be removed from this caption and must be reported as part of the gain or loss on sale or liquidation of the investment, in accordance with SFAS No. 52, Foreign Currency Translation ("SFAS 52"). As a result of this difference, under U.S. GAAP, net income for the years ended December 31, 2002 and 2001, should be increased by €7 million, and €26 million, respectively. There is no effect on shareholders' equity.

        In addition, due to sale of its participation in Gas Natural in 2002 (see Note 1.f), a portion of the accumulated translation differences related to foreign affiliates of Gas Natural has been removed from this caption and reported as part of the gain or loss on sale of this investment, as explained in item 20—"U.S. GAAP adjustments of equity investees", as Gas Natural should be accounted for under the equity method under U.S. GAAP.

13. Andina Asset Swap

        On February 15, 2001, YPF entered into an asset swap agreement with Pecom Energía S.A. ("Pecom") whereby YPF received an additional 20.25% stake in Empresa Petrolera Andina ("Andina") and 50% in the areas Manantiales Behr and Restinga Alí, and in return transferred to Pecom its participation in the areas Santa Cruz I (30%), and Santa Cruz II (62.2%) and other minor assets. At the same time, YPF also acquired from Pluspetrol Resources an additional stake in Andina of 9.5% for €154 million ($142 million), resulting in a total participation by YPF in Andina of 50% at December 31, 2001. The total value of the net assets exchanged in these transactions was $435 million.

        Under Spanish GAAP, the transaction was recorded at the book value of the assets exchanged, and thus no gain or loss was recognized on the transaction. Under U.S. GAAP, the transaction should be recorded at the fair value of the assets received or transferred (whichever is more readily determinable) in accordance with APB Opinion No. 29, Accounting for Non-monetary Transactions, as interpreted by Emerging Issues Task Force ("EITF") No. 01-02, Interpretations of APB Opinion No. 29, because of the different nature of the assets exchanged (a productive area vs. shares of a company). As a result, a gain of €107 million was recorded under U.S. GAAP for this transaction in the year ended December 31, 2001. The effect on net income for the years ended December 31, 2003 and 2002 was €(1) million and €(1) million, respectively, as a result of the higher financial reporting basis of the properties acquired and thus higher amortization charges recorded under U.S. GAAP.

14. Derivative instruments and hedging activities

        Under U.S. GAAP, REPSOL YPF adopted, effective January 1, 2001, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives) and for hedging activities. SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The difference between a derivative's previous carrying amount and its fair value as of January 1, 2001 shall be reported as a transition adjustment in net income or other comprehensive income ("OCI"), as appropriate, as the cumulative effect of a change in accounting principle. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

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

        The adjustments recorded in order to apply SFAS No. 133 for the periods ended December 31, 2003, 2002, and 2001, net of minority interest, are set forth below:

	Millions of Euros
	Net Income			Shareholders' Equity
	For the Years Ended December 31,			At December 31,
	2003	2002	2001	2003	2002
Derivatives instruments not qualified as net investment hedge in U.S. GAAP	(150)	150	—	—	(7)
Adjustment to record net investment hedge instruments at their fair value	—	—	—	(8)	(132)
Recognition of embedded derivatives at fair value	(130)	(98)	(31)	(190)	(88)
Recognition of others derivatives at fair value	4	24	7	(35)	(39)

Total effect of adjustments to apply SFAS No. 133	(276)	76	(24)	(233)	(266)

  Fair Value Hedges

        As part of its overall risk management strategy, REPSOL YPF uses some swap and forward contracts on products to hedge against variations in product price of firm commitments. These derivatives are typically designated as fair value hedges, to manage the price risk on firm commitments.

        Under Spanish GAAP, derivatives designated as fair value hedges are not recorded as assets or liabilities at fair value, but are instead recorded in the income statement as the hedged item impacts earnings. Under U.S. GAAP, all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Additionally, those hedging relationships that are designated as fair value hedges under U.S. GAAP, including firm commitments, have their respective hedged items recorded at fair value and all hedge ineffectiveness is included in earnings.

        For the years ended December 31, 2003, 2002, and 2001, the Company's subsidiary, YPF, has entered into a limited number of fair value hedges to protect the fair value of certain forward oil sales contracts (Note 23) from the variability caused by the fluctuations in crude oil prices. The difference between Spanish and U.S. GAAP represents an increase in current and non-current liabilities of €154 million, €129 million, and €53 million for the years ended December 31, 2003, 2002 and 2001, respectively, related to the recording at fair value of the hedged item; and a corresponding increase in current and non-current financial assets of €154 million, €129 million, and €53 million for the years ended December 31, 2003, 2002 and 2001, respectively, related to recording at fair value the derivative instrument. The aforementioned effects have been recorded with an offset to the "other income / expense" caption.

        The Company had no material ineffectiveness recorded in earnings during those years, since the derivative instruments have been contracted for the same term, price and quantities as the respective hedged items. REPSOL YPF does not exclude any components of the derivative gains and losses from the assessment of hedge effectiveness.

  Net Investment Hedges

        REPSOL YPF's policy is to attempt to finance its activities in the functional currency of its foreign investments in order to hedge its foreign currency exposure. This policy is implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide an equivalent effect of a foreign currency loan, thereby reducing the exchange risk.

        For the year ended December 31, 2003 and 2002, approximately €1,566 million, and €1,482 million, respectively, of net gains (losses) related to non-derivative instruments and derivative instruments used as net investment hedges with the U.S. dollar as the functional currency were included as a cumulative translation adjustment in the consolidated statements of comprehensive income. These net gains or losses principally offset the net gains (losses) recorded on the respective net investments in foreign currencies being hedged. The hedge instruments used by REPSOL YPF did not result in any ineffectiveness since their notional amounts were less than or equal to the net investment being hedged as of the beginning of each quarter, and the currencies of the hedging instrument and hedged item were the same.

        Those derivatives that did not qualify under U.S. GAAP as a net investment hedge instrument have been recorded as other derivatives with effects in earnings.

        The breakdown of the hedging instruments, their recorded amounts and the amount accounted under the Cumulative Translation Adjustment caption are as follows:

	Millions of Euros
	Derivative Instrument
	Loans	Interest Rate Swaps	Total
Recorded amount as of December 31, 2002	3,378	2,758	6,136
Impact in cumulative translation adjustment as of December 31, 2002	772	710	1,482
Recorded amount as of December 31, 2003	3,591	2,843	6,434
Impact in cumulative translation adjustment as of December 31, 2003	877	689	1,566

  Cash Flow Hedges

        A portion of REPSOL YPF's subsidiary's (Gas Natural) expected product purchases are denominated in foreign currency. Gas Natural uses foreign currency forward exchange contracts that expire in less than twelve months to hedge against the effect that fluctuation in exchange rates may have on cash flows associated with these purchases. In addition, Gas Natural has purchased cash-settled call options indexed to its own stock, that expire within less than four years, to hedge the exposure to variability in expected future cash flows attributable to changes in its stock price that arises in nonvested stock appreciation rights. The time value of the purchased call options is excluded from the assessment of hedge effectiveness.

        Furthermore, REPSOL YPF has entered into a limited number of transactions, primarily swap contracts on products, in order to hedge against the variability in cash flow due to crude oil prices and currency rates of forecasted transactions. Since these transactions were not designated as cash flow hedges under U.S. GAAP, the related derivative was treated as "other derivatives instruments".

        Under U.S. GAAP, those hedging relationships which are designated as cash flow hedges have their respective effective portion of the gain or loss recorded in other comprehensive income until it is necessary to be adjusted against net income in order to offset the respective change in expected future cash flows on the hedged transaction. All of the ineffective portion and excluded component of the derivative instruments is included in earnings.

        As of December 31, 2003 the total amount to be reclassified into earnings during the next 12 months is not material.

        For the years ended December 31, 2003, 2002 and 2001, REPSOL YPF had no material ineffectiveness recorded in earnings relating to cash flow hedges, including the time value of options contracts. All components of each derivative's gain or loss were included in the assessment of hedges effectiveness, except the time value of option contracts. The effect of this adjustment for 2003 and 2002 relating to Gas Natural has been recorded in item 20—"U.S. GAAP adjustments of equity investees", as this affiliate should be accounted for under the equity method under U.S. GAAP.

  Embedded Derivatives

        REPSOL YPF has entered into various contracts which may contain "embedded" derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument and which, according to the requirements of SFAS 133, need to be bifurcated from the host contract and accounted for as a derivative instrument. REPSOL YPF has assessed the existence of potential embedded derivatives contained in its contracts entered into or substantively modified since January 1, 1999. Embedded derivatives in contracts not designated as a hedge instrument that required bifurcation were recorded at their fair value, and their impact on net income, net of minority interest, for the years ended December 31, 2003, 2002, and 2001 was a loss of €130 million, € 98 million, and €31 million, respectively.

  Other Derivative Contracts

        REPSOL YPF holds various interest rate, foreign exchange and commodity derivative instruments, which were not formally designated under SFAS 133 for the application of hedge accounting. The purpose of entering into these derivative contracts is to provide REPSOL YPF with economic hedges of market risk exposures.

        REPSOL YPF enters into other hedging contracts used primarily to mitigate the effects of crude oil price fluctuations for a portion of the future years' purchase transactions, as well as crude oil price options intended to hedge long-term crude oil sales contract, and crude oil price swaps and other instruments used to mitigate crude oil price risks. The purpose of entering into these derivative contracts is to provide REPSOL YPF with economic hedges of exposed risks. REPSOL YPF has decided not to formally designate these contracts as hedges of specific assets, liabilities, firm commitments or anticipated transactions under the provisions of SFAS 133.

        Under Spanish GAAP these derivatives are recorded at the lower of cost or market value. Under U.S. GAAP all derivatives not designated as certain hedges are recorded on the balance sheet at fair value with all changes in fair value being recorded as a component of income from continuing operations during the period that such contracts remain outstanding.

        In the normal course of operations REPSOL YPF is involved in energy trading and risk management activities as defined by EITF Issue No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities, as superseded by EITF Issue No. 02-03, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in energy Trading and Risk Management Activities ("EITF 02-03"). EITF 02-03 requires that all contracts entered into for trading purposes by an entity involved in such activities (energy trading contracts) and contracts considered to be derivatives pursuant to Statement 133 should be measured at fair value and recorded in the consolidated balance sheet with gains and losses included in current earnings. Gains and losses on energy trading contracts and contracts considered to be derivatives pursuant to Statement 133 are classified as other income or other expense. EITF 02-03 applies to all energy trading contracts and not just those that meet the definition of a derivative.

        As of December 31, 2003 and 2002, REPSOL YPF did not have any open energy trading contracts that pursuant to EITF No. 02-03 should be marked to market.

        Derivative instruments are reported on a net-by-counterparty basis on the consolidated balance sheet when management believes a legal right of setoff exists under an enforceable netting agreement. The approximate fair value of these other derivatives used as economic hedges, but not designated under SFAS 133 as a hedge instrument, is set forth below:

	Millions of Euros		Millions of Euros
	December 31, 2003		December 31, 2002
	Assets	Liabilities	Assets	Liabilities
Interest rate collar	75.7	—	72.5	—
Future contracts on products	—	—	0.3	—
Swap contracts on products	2	—	2.5	—
Interest rate swap	—	186.3	—	192.9
Others	—	1.0	428.6	—

15. Reversal of involuntary conversion in Argentina

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

        Under the Spanish GAAP principle of prudence, and in accordance with the requirements of the Spanish Accounting and Audit Institute (ICAC), those U.S. dollar-functional entities with U.S. dollar-denominated payables or receivables that were involuntarily converted to pesos by the emergency order on February 3, 2002 had the effects of this conversion recorded during the year ended December 31,

2001. Under Spanish GAAP this event was considered a subsequent event that occurred after year-end but confirmed a condition that existed prior to year-end, therefore requiring that the year-end financial statements be adjusted to reflect the most current information about this loss. Under U.S. GAAP, the effects of this conversion was considered an event occurring after the balance-sheet date that were indicative of conditions that did not exist at the balance-sheet date, since at such date there was not any indication of such "pesification" of assets and liabilities. As such, the net income for the years ended December 31, 2002 and 2001 should be increased/(decreased) by €129 million and €(137) million, respectively, and at December 31, 2003 and 2002, there is no difference between Spanish and US GAAP in shareholders' equity for this concept.

16. Pension plan additional minimum liability

        As displayed in the "Additional Disclosures" section of this note, YPF has a non-contributory defined benefit pension plan with an accumulated benefit obligation ("ABO") in excess of the fair value of plan assets. According to SFAS No. 87, Employer's Accounting for Pensions ("SFAS 87"), if the ABO exceeds the fair value of plan assets, the employer shall recognize in the consolidated balance sheet a liability that is at least equal to the unfunded ABO. Recognition of an additional minimum liability is required if an unfunded ABO exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost is less than the unfunded ABO, or (c) no accrued or prepaid pension cost has been recognized.

        Under Spanish GAAP, the Company has recorded the additional minimum liability referred to above against an expense account in the consolidated statements of operations for the years ended December 31, 2003 and 2002. Under U.S. GAAP, the same liability is required, but its offsetting debit is recorded as a component of other comprehensive income. As such, net income for the years ended December 31, 2003 and 2002 is increased by €11 million and €53 million, respectively, with no effect on shareholder's equity as of December 31, 2003 or 2002.

17. Foreign currency exchange gains

        Under Spanish GAAP, unrealized gains on foreign currency transactions are not recognized as income and are instead recorded in the liability side of the balance sheet under "Deferred revenues". However, if exchange losses in the same homogeneous group have been charged to income in prior years or in the current year, unrealized gains can be credited to income in the amount that would result from reducing those losses by the gains recognized in prior years. As of December 31, 2003 and 2002, REPSOL YPF has applied this accounting principle and has certain unrealized foreign currency transaction gains that cannot be compensated with corresponding losses, which have been included within "deferred revenues" (Note 13).

        Under US GAAP, foreign currency transactions gains or losses, whether realized or unrealized, generally shall be included in determining net income for the period in which the exchange rate changes, in accordance with SFAS 52.

        As such, net income for the years ended December 31, 2003 and 2002 should be increased by €87 million and €76 million, respectively.

18. Functional currency of YPF

        Under Spanish GAAP, up to December 31, 2002, REPSOL YPF considered some components of its operating segments in Argentina to have as their functional currency the Argentine peso. Under U.S. GAAP, REPSOL YPF performed an analysis of its subsidiary, YPF, as an entire entity, and considered the U.S. dollar as the functional currency of that subsidiary as a whole. As such, an adjustment under U.S. GAAP is included in order to record YPF as a whole using the U.S. dollar as its functional currency. During 2003, REPSOL YPF has also determined, under Spanish GAAP, the U.S. dollar to be the functional currency of YPF as whole. This difference results in an increase in shareholder's equity of €550 million and €646 million as of December 31, 2003 and 2002, respectively.

19. Asset retirement obligations

        As of January 1, 2003 Repsol YPF adopted, under U.S. GAAP, SFAS No. 143 (SFAS 143), Accounting for Asset Retirement Obligations. The primary impact of SFAS 143 is to change the method of accruing for upstream site restoration costs. These costs were previously accrued ratably over the productive lives of the assets and were allocated to income each year based on production with respect to the proved reserves under both Spanish and US GAAP (see note 2c.3). At the end of 2002, the cumulative amount accrued was approximately €125 million (see note 14), and principally relate to offshore oil and gas platforms. Under SFAS 143, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations. Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depreciated over the useful lives of the related assets.

        The cumulative effect adjustment for the change in accounting principle is after tax income of €6.83 million, resulting from adjusting the liability accumulated under SFAS 19 in order to record it at the amount required by SFAS 143. As of December 31, 2003, the effect of the application of SFAS 143 on the balance sheet was a €43.7 million increase to property, plant and equipment, and a €30.1 increase to accrued liabilities, with its corresponding tax effects.

        Had SFAS 143 been in effect in 2002, net income that would have been reported would not have been materially different from the net income that was reported. In fact, the effect on net income in 2003, as detailed above, has not been material to the Group's results of operations.

20. U.S. GAAP adjustments of equity investees

        As disclosed in Note 1.f, REPSOL YPF reduced its holding in Gas Natural from 47.04% to 24.04% on May 23, 2002. As such, REPSOL YPF changed its method of accounting for Gas Natural under Spanish GAAP from the global integration method to the proportional integration method since May of 2002. For U.S. GAAP purposes, Gas Natural (a significant subsidiary of REPSOL YPF) would be deconsolidated and accounted for under the equity method from such date (see item "Classification differences and other—Proportional Integration" in this Note). In addition, REPSOL YPF reduced in

2002 its holding in CLH from 59.62% to 31.03%. Additionally, REPSOL YPF reduce its investment in CLH to 25% during 2003.

        Starting in 2002, this reconciling item includes the U.S. GAAP adjustments to the net income and shareholders' equity of investments that would be accounted for under the equity method of accounting pursuant to APB 18, mainly resulting from Gas Natural and CLH. The U.S. GAAP adjustments attributable to Gas Natural and CLH in prior years were included in the appropriate line items by adjustment concept, since these companies were fully consolidated in those periods. The U.S. GAAP adjustments of these equity investees refer to similar concepts as the REPSOL YPF's U.S. GAAP adjustments. The effect of these adjustments on net income totaled €8 million and €60 million for the years ended December 31, 2003 and 2002, respectively.

        Due to the effects of the US GAAP adjustments of Gas Natural and CLH on Repsol YPF's shareholders' equity, Repsol YPF had, prior to their sale, a different carrying amount under Spanish and US GAAP for these investments. Therefore, in 2003 and 2002, upon their sale, an additional gain on disposal of shareholdings of €1 million and €120 million, respectively, has been recognized under US GAAP and has been included within this reconciling item.

        Furthermore, this adjustment includes the reversal of equity goodwill amortization (Note 7), in accordance with SFAS 142, which represented an increase in net income for the years ended December 31, 2003 and 2002 of €33 million and €119 million, respectively, as well as the inclusion in net income of translation differences related to disposals, which represented a decrease in 2002 net income of €52 million. See item 4.5—"Reversal of goodwill amortization and goodwill impairment" and item 12—"Translation differences related to disposals".

        Accordingly, the net effect of the above has resulted in an increase in shareholders' equity of €67 million and €24 million as of December 31, 2003 and 2002, respectively, and an increase in net income of €42 million and €247 million for the years ended December 31, 2003 and 2002, respectively.

21. Others—Repsol Garantizado

        In the July 1999 share issuances of REPSOL YPF, the Group employees resident in Spain were offered two products (the Repsol Garantizado schemes) under which the employee was hedged during a three-year period against a possible decline in the market value of his/her shares below the initial level. The Repsol Garantizado schemes have expired and have been fully liquidated in July 2002.

        Under U.S. GAAP, the Repsol Garantizado schemes were considered a compensatory variable plan. Pursuant to the provisions of APB 25, the compensation cost would be measured as the difference between the initial reference price and the quoted market price at each balance sheet date, taking into consideration the hedging premiums received by REPSOL YPF from the employees. The compensation cost to be recorded under U.S. GAAP for the year ended December 31, 2001 amounted to €6 million.

        Additionally, the forward sale contracts that REPSOL YPF entered into would be marked to market through earnings under U.S. GAAP. The mark-to-market of the forward contracts which remained open at each year-end plus the net accumulated effect on contracts settled as of December 31, 2001 amounted to €7 million.

        Accordingly, the U.S. GAAP adjustment to net income for the year ended December 31, 2001 should be a decrease of €1 million. No adjustment has been recorded in 2002 or 2003, as the plans have expired and have been fully settled.

22. Tax effect of the above adjustments and deferred taxation under SFAS No. 109

        The accounting rules that are applicable under Spanish GAAP in relation to the recording of income taxes differ from those under U.S. GAAP with respect to when deferred tax assets and liabilities are recognized and, secondly, in the disclosures required.

        The principal differences between REPSOL YPF's accounting policy for deferred tax accounting and U.S. GAAP (SFAS 109) are:

  •
  Under Spanish GAAP, deferred tax assets arising from tax loss carryforwards are recognized only when their future realization is assured "beyond any reasonable doubt", as opposed to when realization is "more likely than not" under U.S. GAAP.

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

        The following is a reconciliation of the income tax provision under Spanish GAAP to that under U.S. GAAP:

	Millions of Euros
	2003	2002	2001
Income tax provision under Spanish GAAP	1,048	564	988
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109 (1)	34	(97)	(121)

Income tax provisions under U.S. GAAP	1,082	467	867

(1)
A disclosure of deferred taxes under U.S. GAAP is included in this Item.

        Deferred tax assets and liabilities as of December 31, 2003 and 2002 were as follows:

	Millions of Euros		Millions of Euros
	2003		2002
	Deferred Taxes		Deferred Taxes
	Assets	Liabilities	Assets	Liabilities
Balance under Spanish GAAP (Note 15):
Current	15	—	81	—
Noncurrent	909	674	535	503

	924	674	616	503

Adjustments under U.S. GAAP (1)
Derivatives and hedging activities	82	—	68	—
Functional currency of YPF	70	—	65	—
Costs related to stock issues	8	—	21	—
Revenue recognition	18	—	44	—
Foreign currency exchange gains	—	57	—	27
Other deferred taxes	18	39	47	47

Net deferred taxes under U.S. GAAP	1,120	770	861	577

(1)
Noncurrent

        The deferred tax assets arose mainly from:

	Millions of Euros
	2003	2002
Provisions for internal pension allowances which, under Spanish tax regulations, are not tax-deductible until effectively paid or contributed to an external pension fund	10	11
Provisions for personnel restructuring plans, which become tax-deductible when they are effectively paid	14	19
Accounting basis for bad debt reserves in excess of tax basis	15	81
Tax basis for depreciation of property in excess of accounting basis	29	42
Tax loss carryforwards (1)	554	324
Functional currency of YPF	70	65
Costs related to stock issues	8	21
Revenue recognition	18	44
Derivatives and hedging activities	82	68
Other provisions	68	65
Other deferred tax assets	252	121

	1,120	861

(1)
Due to specific tax regulations for most of the companies qualifying for tax loss carryforwards, there is no time limit for their utilization.

        The deferred tax liabilities arose mainly from:

	Millions of Euros
	2003	2002
Accounting basis for depreciation of property in excess of tax basis	331	210
Tax basis for financial expenses in excess of accounting basis as a consequence of hedging operations	87	59
Deferred taxes arising from re-investment of profits in new tangible assets	48	62
Foreign currency exchange gains	57	27
Other deferred tax liabilities	247	219

	770	577

  Additional Disclosures Required Under U.S. GAAP

  Management Estimates

        The preparation of financial statements in conformity with Spanish GAAP as well as the additional note on differences between Spanish GAAP and U.S. GAAP and other required disclosures requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Investments in oil and gas exploration and production

        The following disclosures have been provided as a supplement to the accounting policies described in the notes to the primary financial statements.

        Repsol YPF follows the "successful efforts" method of accounting for its oil and gas exploration and production operations. Accordingly, the accounting treatment provided to the different costs incurred is as follows:

  •
  Costs incurred in connection with the acquisition of properties with proved and unproved reserves (including lease bonuses, legal costs, etc.) are capitalized when incurred under "Investment in areas with oil reserves".

  •
  Exploration costs (geological and geophysical costs, costs associated with the maintenance of unproved properties and other costs associated to exploration activities), excluding the costs of exploratory wells, have been charged to expense as incurred.

          The costs of drilling exploratory wells, including exploratory-type stratigraphic test wells, have been capitalized under "Other Exploration Costs" pending determination as to whether the wells have found proved reserves that justify its commercial development. If proved reserves are not found, the drilling costs initially capitalized are immediately charged to expense. However, if reserves have been found in respect of exploratory wells but they cannot be classified as proved, the accounting depends on the following circumstances:

    •
    In those instances where the area requires a major capital expenditure before production could begin, drilling costs remain capitalized only for as long as both of the following conditions are met: (i) the amount of reserves found justify its completion as a producing well if the required capital expenditure is effected, and (ii) the drilling of additional exploratory wells is under way or firmly planned for the near future. Whenever either of the two conditions is not met, the corresponding drilling costs are charged to expense.

    •
    In all other instances, the determination as to whether the reserves can be classified as proved has to be finalized within one year after completion of drilling. If the determination remains to be made after such period, the corresponding drilling costs are charged to expense.

          Finally, if reserves have been found in respect of exploratory-type stratigraphic test wells but their classification as proved depends on whether a major capital expenditure can be justified, the associated drilling costs remain capitalized only for as long as both of the following conditions are met: (i) the amount of reserves found justify its completion as a producing well, and (ii) the drilling of additional exploratory-type stratigraphic test wells is under way or firmly planned for the near future. Whenever either of the two conditions is not met, the costs associate with the exploratory-type stratigraphic test well are charged to expense.

  •
  Development costs incurred to extract proved reserves and to provide facilities to treat and store the oil and gas (including intangible drilling costs applicable to productive wells and to developmental dry holes, development wells, platforms, improved recovery systems, etc.) are capitalized under "Investment in areas with oil reserves".

        The amounts capitalized pursuant to the above paragraphs are depreciated as follows:

1.
Investments relating to acquisitions of proved reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved field reserves.

2.
The investments relating to unproved reserves are evaluated for recoverability at least on an annual basis and whenever an indication exist that they might be impaired and the corresponding impairments, if any, are recognized with a charge to period income by providing a valuation allowance. When the cost associated with an individual property are significant, impairment is assessed on a property-by-property basis, whereas for properties not individually significant, the valuation allowance is determined by amortizing those properties in aggregate.

3.
The costs of drilling and the subsequent investments made to develop and extract the oil and gas reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved developed field reserves.

        In accordance with generally accepted accounting principles on long-term fixed asset depreciation, whenever an indication exists that they might be impaired, and undiscounted future cash flows do not exceed book value, the Company compares, if appropriate, the market value or the discounted future cash flows from its proved and unproved reserves (the latter of which are subject to a risk factor) in each field owned by the Company at year-end with the net book values of the assets relating thereto. Any resulting write-down is recorded as a charge to income.

  Other exploration costs

        Exploration investments in progress and those financed by the Spanish State pending classification as unsuccessful are recorded under this caption and are presented in the consolidated financial statements as follows:

1.
The amounts paid by Repsol YPF in exchange for the right to conduct exploratory activities on a specific item of property over a certain period, are capitalized at acquisition cost and are subsequently amortized with a charge to income (over a period not exceeding the exploratory term set forth in the corresponding contract), in accordance with the criteria already set forth in the section "Explorations costs" above. Therefore, if no reserves are found the amounts initially capitalized are charged to expense. If commercially exploitable wells are found, the costs are reclassified to "Investments in areas with oil reserves" and recorded at net book value when the wells are determined to be commercially exploitable. Wells are regarded as "commercially exploitable" only if they are expected to generate commercially producible quantities of reserves that justify commercial development considering the outstanding conditions at the time of the assessment (p.e. prices, costs, producing techniques, legislation, etc).

2.
Hydrocarbon exploration operations are recorded by the "successful-efforts" method, whereby exploration costs, excluding drilling costs, are charged to income as they are incurred. Drilling costs are capitalized until it is known whether the prospective wells are commercially exploitable, in which case they are reclassified to "Investments in areas with oil reserves"; otherwise, they are expensed when the wells are determined to be unproductive.

  Revenue Recognition

        With regards to the operations of the REPSOL YPF Group, the accounting under Spanish GAAP of revenues and expenses related to shipping and handling fees and costs does not present differences with U.S. GAAP. Where applicable, amounts billed to customers for shipping and handling have been included in the income statement as operating revenues. In those instances, the costs associated with such revenues that have been incurred with third parties have been included in the income statement as operating expenses under the "Transport and freight" caption. Also, and consistent with the above criteria, under Spanish GAAP, where applicable, reimbursements received from customers for "out-of-pocket" expenses incurred have been included as operating revenues, while the associated costs have been recorded separately as operating expenses. This accounting treatment is consistent with U.S. GAAP as regulated in EITF 01-14.

        In addition, with regards to the operations of the Repsol YPF Group, in the limited instances where, in accordance with the economic substance of the activity, the Group operates as an agent (i.e. operation of service stations for third parties, etc.) rather than as the principal, revenue is recognized under Spanish GAAP on a net basis, and, therefore, only the corresponding commission or fee earned from the sale is accounted for as revenue, instead of recording the gross amount billed. This accounting treatment is consistent with US GAAP as regulated by EITF 99-19.

  Contractual Relationships with Service Stations

        Included below is a summarized discussion of the activities and the corresponding accounting treatment provided to the service stations based on the existing differences in ownership or levels of control. No differences have been identified in this respect between the accounting treatment provided under Spanish GAAP and US GAAP.

  Strong Links—

        Those service stations which are referred to as "Controlled by REPSOL YPF" or "strong links" encompass the two following situations:

  •
  Service stations directly managed by REPSOL YPF: include company- owned, company-operated (COCO), and dealer-owned, company-operated (DOCO). In this case, REPSOL YPF, as the manager of the point of sale, is charged with the marketing of the oil products, the non-oil products (sold in the shops) and any ancillary services provided at the point of sale (car wash, cleaning, etc.). Accordingly, product sales are accounted for when the risks and rewards of the property are transferred to the end-consumer.

  •
  Company-owned, dealer-operated (CODO) service stations, whose management is temporarily ceded by REPSOL YPF to the dealer for a specified period of time agreed by contract, in exchange for a lease payment. In this case, the dealer purchases the product from REPSOL YPF and markets it on an agency basis (i.e. earning a fee) subject to a price ceiling established by REPSOL YPF. Accordingly, REPSOL YPF records the revenue related to the lease payments received from the lessee when accrued over the term of the agreement, and the revenue arising from the sale of the product less the corresponding marketing fee earned by the lessee when the risks and rewards of the product are transferred to the end-consumer.

  Flagged stations—

        This category includes dealer-owned, dealer-operated (DODO) service stations. These stations are owned by third parties with which REPSOL YPF has signed a contract that entitles it (i) to become the exclusive supplier and (ii) to brand the service station with its corporate image. The average contract term is 5 years in Spain and 8 years in Argentina.

        Typically, the owner of the service station markets the product purchased from REPSOL YPF on an agency basis (i.e. earning a fee) subject to a price ceiling established by REPSOL YPF. Accordingly, REPSOL YPF records the revenue arising from the sale of the product less the corresponding marketing fee earned by the lessee when the risks and rewards of the product are transferred to the end-consumer.

        Reflagging costs are costs incurred in connection with the signing of these types of exclusive distribution agreements with service stations to market Repsol YPF's oil products for a specified period of time under its brand name, and the corresponding refurbishing and improvement of such service stations. Upon signing of the contracts, the service stations agree to exclusively sell REPSOL YPF's gasoline and other products. REPSOL YPF, in turn, directly incurs costs associated with the refurbishing and improvement of such service stations. The contracts are established for a defined period of time, and may be renewed beyond the initial term. If a service station cancels a contract before its completion, they will have to pay Repsol YPF a cancellation penalty fee.

        Under Spanish GAAP, Repsol YPF capitalizes such costs and amortizes them on a straight-line basis over the respective contract periods, as it deems it to be the most systematic and rational method of reflecting the time pattern over which these costs are consumed.

        Under US GAAP, reflagging costs have also been capitalized as intangible assets in accordance with SFAS 142, and amortized over their respective contract periods, since they represent separately identifiable rights (contractual rights) that are expected to contribute directly to the future cash flows of REPSOL YPF (through future sales).

  Classification of Oil and Gas Mineral Rights

        A discussion is currently ongoing within the oil industry regarding classification of oil and gas mineral rights. REPSOL YPF reports these assets as part of Property, Plant and Equipment. The industry's current practice as to proper classification of acquisition of contractual mineral interests under SFAS 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets, has been questioned. The FASB has issued FASB Staff Position Nos. FAS 141-1 and FAS 142-1, addressing certain aspects of this discussion. In addition, EITF 04-2 addresses a related issue, whether mineral rights are tangible or intangible assets, concluding that such assets are tangible assets. Furthermore, mineral rights are required to be separately disclosed in reporting periods beginning after March 31, 2004. However, this statement applies only to mining entities, while oil- and gas-producing entities within the scope of SFAS 19 are excluded.

        The EITF has included the topic for oil and gas-producing entities on its agenda as Issue No. 03-S, stating that consideration of this issue will be consistent with the approach taken with regards to mineral rights related to mining enterprises. Thus, further authoritative guidance on the issue is expected.

        Should new accounting guidance require hydrocarbon reserves obtained in acquisitions of oil and gas properties to be reported separately, either as tangible or intangible assets, the maximum amount REPSOL YPF would reclassify in accordance with such guidance is approximately €4,966 million and €5,513 million, respectively, as of December 31, 2003, and 2002. The determination of these amounts is based on REPSOL YPF's current understanding of this issue. A reclassification would not be expected to change REPSOL YPF's results of operations or cash flows. REPSOL YPF will continue to classify these assets as part of Property, Plant and Equipment until authoritative guidance is provided.

  Pensions and Other Post-retirement Benefit Plans

        Except for the accounting treatment of the additional minimum liability discussed in item 16—"Pension plan additional minimum liability," REPSOL YPF's accounting policy for pension and other postretirement benefit plans has been compliant with SFAS 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, since 1992 (see Note 2.l).

  Gas Natural Plans

        Approximately 27 active employees working for Gas Natural (REPSOL YPF's consolidated subsidiary as of December 31, 2001 and equity investee as of December 31, 2002) as of December 31, 2001 are covered under defined benefit pension plans. Depending on the group of employees, the defined benefits are based either on a lump-sum payment at retirement age representing either 14 months or 60 months of salary, or an annual pension based on 100% of salary at retirement date.

        Most of the defined benefit obligation is unfunded. For accounting purposes, net periodic pension costs are determined using the projected unit credit method.

        The following is a reconciliation of beginning and ending balances of the benefit obligation:

Millions of Euros
Change in benefit obligation
2001
Projected Benefit Obligation at beginning of year	18
Service cost	—
Interest cost	1
Actuarial loss	(15)
Benefits paid	—
Settlements	—

Projected Benefit Obligation at end of year	4

        The components of net periodic benefit cost for 2001 is as follows:

Millions of Euros
Components of net periodic benefit cost
2001
Service cost	0
Interest cost	1

Net periodic defined benefit pension cost	1
Net periodic defined contribution pension cost and similar obligations	6

Total cost of pension plans and similar obligations (Note 2.l)	7

        Under U.S. GAAP, the charge to the "Interest Expense" caption referred to in Note 2.l would be classified under the "Personnel Expenses" caption of the consolidated statements of income. This classification difference has no impact on net income.

        The following is a reconciliation of the accrued pension costs and the projected benefit obligations:

Millions of Euros
2001
Projected benefit obligation	4
Unrecognized net (gain)/loss	—

Accrued pension cost	4

        The following actuarial assumptions were used in 2001:

2001
Discount rate	5%
Salary increase rate	2.5%

        The above disclosures are not provided for 2002 or 2003 as Gas Natural is accounted for under the equity method of accounting in those years pursuant to U.S. GAAP.

  YPF Maxus Plans

        YPF (a 99.04% owned subsidiary of REPSOL YPF) has a number of trustee non-contributory pension plans covering substantially all full-time employees. YPF's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as management may determine to be appropriate. The benefits related to the plans are based on years of service and compensation earned during years of employment. YPF also has a non-contributory supplemental retirement plan for executive officers and selected key employees.

        The following is a reconciliation of beginning and ending balances of the benefit obligation:

	Millions of Euros
Change in benefit obligation
	2003	2002
Projected Benefit Obligation at beginning of year	92	108
Service cost	1	1
Interest cost	5	7
Actuarial loss	27	9
Foreign currency exchange rate changes	(18)	(19)
Settlements	(13)	—
Benefits paid	(3)	(14)

Projected Benefit Obligation at end of year	91	92

        The following is a reconciliation of beginning and ending balances of the fair value of plan assets:

	Millions of Euros
Fair value of plan assets(*)
	2003	2002
Fair value of plan assets at beginning of year	70	98
Actual return on assets	9	(6)
Foreign currency exchange rate changes	(12)	(13)
Asset adjustments	0	(1)
Employer contributions	2	6
Benefits paid	(16)	(14)

Fair value of plan assets at end of year	53	70

(*)
For measurement purposes, plan assets were valued as of October 31

        The detail of the funded status of the plans and the amounts recognized and not recognized in the consolidated balance sheet are as follows:

	Millions of Euros
Funded status of plans(*)
	2003	2002
Accumulated benefit obligation at October 31,	(90)	(90)
Projected benefit obligation at October 31,	(91)	(92)
Fair value of plan assets at October 31,	53	70

Unfunded status	(38)	(22)
Unrecognized net loss	51	48

Net amount recognized, at October 31,	13	26

(*)
For measurement purposes, plan assets were valued as of October 31

	Millions of Euros
Amounts recognized in the statement of financial position
	2003	2002
Prepaid pension cost	0	0
Accrued benefit liability	(37)	(22)
Accumulated other comprehensive income	50	48

Net amount recognized	13	26

        The components of net periodic benefit cost for years ended December 31, 2003, 2002 and 2001 are as follows:

	Millions of Euros
Components of net periodic benefit cost
	2003	2002	2001
Service cost	1	1	1
Interest cost	5	7	8
Expected return on plan assets	(5)	(8)	(12)
Amortization of net loss	3	2	—

Net periodic defined benefit pension cost	4	2	(3)
Recognized settlement loss	8	5	—
Net periodic defined contribution pension cost and similar obligations (note 2l)	24	24	20

Total cost of pension plans and similar obligations	36	31	17

        The following actuarial assumptions were used in 2003, 2002 and 2001:

	2003	2002	2001
Discount rate	6.25%	7.00%	7.25%
Expected return on plan assets	9.00%	9.00%	9.00%
Salary increase rate	4.5%-5.5%	4.5%-5.50%	4.5%-5.5%

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were €91 million, €90 million, and €53 million, respectively, as of December 31, 2003, and €92 million, €90 million and €70 million, respectively, at December 31, 2002.

  Other Postretirement and Post Employment Benefits

        YPF provides certain health care and life insurance benefits for eligible retired employees and certain insurance and other post-employment benefits for eligible individuals whose employment is terminated by YPF prior to their normal retirement. YPF accrues the estimated cost of retiree benefit payments, other than pensions, during the employee's active service periods. Employees become eligible for these benefits if they meet minimum age and service requirements. YPF accounts for benefits provided after employment but before retirement by accruing the estimated cost of post-employment benefits when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. The Company's policy is to fund other post-retirement and post-employment benefits as claims are incurred. Key information on this plan as of the date of the last actuarial report is as follows:

	Millions of Euros
Components of net periodic post-retirement benefit cost
	2003	2002	2001
Interest cost on accumulated post-retirement benefit obligation	2	3	3

Net periodic post-retirement benefit costs	2	3	3

        The following is a reconciliation of beginning and ending balances of the benefit obligation:

	Millions of Euros
Change in benefit obligation
	2003	2002
Accumulated post-retirement benefit obligation, beginning of period (*)	42	46
Interest cost	3	3
Participants contributions	1	1
Actuarial loss	10	1
Foreign currency exchange rate changes	(5)	(8)
Benefits paid	(5)	(5)

Accumulated post-retirement benefit obligation, beginning of period (*)	46	38

(*)
For measurement purposes, plan assets were valued as of October 31, 2003 and October 31, 2002 for fiscal years ended December 31, 2003 and 2002, respectively.

        The following is a reconciliation of beginning and ending balances of the fair value of plan assets:

	Millions of Euros
Fair value of plan assets
	2003	2002
Fair value of plan assets at beginning of year (*)	0	0
Employer contributions	4	4
Participant contributions	1	1
Benefits paid	(5)	(5)

Fair value of plan assets at end of year (*)	0	0

(*)
For measurement purposes, plan assets were valued as of October 31, 2003 and October 31, 2002 for fiscal years ended December 31, 2003 and 2002, respectively.

        The detail of the funded status of the plans and the amounts recognized and not recognized in the statement of financial position are as follows:

	Millions of Euros
Funded status of plans
	2003	2002
Reconciliation of funded status:
Funded status	(39)	(38)
Unrecognized actuarial loss	14	7

Net liability recognized at October 31,	(25)	(31)
Adjustments for employer contributions Nov.1 to Dec. 31	1	1

Net liability recognized at December 31	(24)	(30)

        For measurement purposes at December 31, 2003, the net per capita cost of covered health care benefits are assumed to have an initial annual rate of increase of 10% in 2004 that will gradually decrease by 1% each year to 5% in 2009, and thereafter remain at 5%. For measurement purposes at December 2002, the net per capita cost of covered health care benefits are assumed to have an initial annual rate of increase of 9% in 2003 that will gradually decrease by 1% each year to 5% in 2007, and thereafter remain at 5%.

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the 2003 amounts reported:

	(in thousands of euros)
	One percentage point decrease	One percentage point increase
Effect on total of service and interest cost components	(0.175)	0.203
Effect on year-end post-retirement benefit obligation	(2.460)	2.815

        The Company also provides for medical and death benefits to disabled employees and death benefits for certain former and retired executives. Total liabilities as of December 31, 2003 amounted to $4.0 million for these benefits. The discount rate used to calculate these liabilities was 6.25%.

Fair value of financial instruments

        SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires that REPSOL YPF disclose the estimated fair values of its financial instruments. As of December 31, 2003 and 2002, the following methods and assumptions were used by the Group to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

  a.
  Cash and due from banks, short-term financial investments, accounts receivable and payable and short-term debt (see Note 10).

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

    It has not been practicable to estimate the fair value of €20 and €25 million of investments as of December 31, 2003 and 2002, respectively, classified as "Other" in Note 6 due to the large number of affiliates and the excessive cost involved.

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
  Long-term and short-term loans (see Note 16).

    Of total loans, which amounted to €10,823 million and €12,272 million as of December 31, 2003 and 2002, respectively, approximately €3,247 million and €6,067 million, respectively, are variable interest rate loans (see Note 16). Therefore, their fair value equals the book value.

    With regards to the other loans with fixed interest rates, the fair value is estimated on the basis of the discounted cash flows over the remaining terms of such debt. The discount rates were determined based on market rates available as of December 31, 2002 and 2001 on borrowings with similar credit and maturity characteristics. The related fair value as of December 31, 2003 and 2002 is € 4,808 million and €6,532 million, respectively.

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

    Following is a summary of the carrying amounts under Spanish GAAP and the fair value of the financial instruments as of December 31, 2003 and 2002:

	Millions of Euros
2003	Carrying Amounts	Fair Value
Cash and cash equivalents
Cash and due from banks	247	247
Temporary cash investments	5,031	5,031
Accounts receivable	4,582	4,582
Accounts payable	(5,779)	(5,787)
Short-term debt	(4,369)	(4,369)
Investments in affiliates and other noncurrent assets
Equity securites:
For which it is practicable to estimate fair value	51	51
For which it is not practicable to estimate fair value	20	N/A
Loans and other financial instruments	498	498
Deposits	40	40
Other financial instruments	275	275
State financing of investments in exploration	(3)	N/A
Long-term debt	6,454	6,725
Future contracts on products (buy), short term	N/A	1

Future contracts on products (sell), short term	N/A	—
Swap contracts on products, short-term	N/A	2
Crude oil price swaps. FOS II y FOS III	N/A	153
Forward foreign exchange contracts. R. YPF, SA., RNF, RIF, BV	2.95	3
Forward foreign exchange contracts. (CHILE Y BRASIL)	(1)	(1)
Forward foreign exchange contracts. G Nat. Proportional integration 27.15%	N/A	(3)
Interest rate option collars. RIC	N/A	76
Interest rate option collars. Profertil. Proportional integration 50%	N/A	(2)
Cross Currency Interest Rate Swaps. Repsol YPF, S.A. L/P	906	898
Cross Currency Interest Rate Swaps. G. Nat. Proportional integration 27.15%	N/A	—
Interest rate swap. Repsol YPF, S.A.	N/A	(4)
Interest rate swap. Repsol International Capital	(79.90)	(186)
Interest rate swap. Mega. Proportional integration 38%	N/A	(0)
Interest rate swap. Gas Natural Proportional integration 27.15%	N/A	1
Guarantees provided to third parties (see note 25)	N/A	—

	Millions of Euros
2002	Carrying Amounts	Fair Value
Cash and cash equivalents
Cash and due from banks	195	195
Temporary cash investments	4,270	4,270
Accounts receivable	4,470	4,470
Accounts payable	(4,286)	(4,286)
Short-term debt	(3,999)	(3,999)
Investments in affiliates and other noncurrent assets
Equity securites:
For which it is practicable to estimate fair value	63	63
For which it is not practicable to estimate fair value	23	N/A
Loans and other financial instruments	335	335
Deposits	34	34
Other financial instruments	251	251
State financing of investments in exploration	(3)	N/A
Long-term debt	8,273	8,601
Future contracts on products (buy), short term	N/A	2
Future contracts on products (sell), short term	N/A	(2)
Swap contracts on products, short-term	N/A	3
Swap contracts on products, long-term	N/A	128
Forward foreign exchange contracts	N/A	(72)
Interest rate options	N/A	73
Interest rate collars	N/A	(3)
Cross-currency Interest rate swaps	814	670
Interest Rate Swaps	(87)	(193)

Comprehensive Income

        SFAS No. 130, Comprehensive Income, defines comprehensive income as a measure of all changes in equity of an enterprise during a period that result from transactions and other economic events of the period other than transactions with owners. Under Spanish GAAP, comprehensive income components are recorded as separate items in shareholders' equity, since the comprehensive income caption does not exist.

        The following is a Statement of Comprehensive Income for the years ended December 31, 2003, 2002 and 2001.

	Millions of Euros
Statement of Comprehensive Income
	2003	2002	2001
Net Income according to U.S. GAAP	1,921	1,286	980
Other Comprehensive Income (net of tax):
Foreign currency translation adjustments under Spanish GAAP(*)	(1,534)	(2,721)	(995)
Foreign currency translation from US GAAP adjustments:

Translation differences related to disposals(*)	—	(7)	(26)
Reversal of devaluation effect in Argentina(*)	—	28	(21)
Functional currency for YPF(*)	(82)	831	—
Goodwill transitional impairment(*)	168	122	—
Other translation differences(*)	(5)	(12)	—
Additional minimum pension liability, net of tax of €4 million and €19 million in 2003 and 2002, respectively	(7)	(34)	—
Derivative Instruments:
Cumulative effect of change in accounting principle, SFAS 133, net of tax of € 4 million in 2001	—	—	(10)
Deferred loss on SFAS 133 hedges, net of tax of €(98) million, €65 million and € 46 million in 2003, 2002 and 2001, respectively	212	(80)	(81)

Comprehensive (Loss)/Income	673	(587)	(153)

(*)
There is no tax effect on translation adjustments

        The table below shows changes in Accumulated Other Comprehensive Income:

	Millions of Euros
	2003	2002	2001
Beginning balance, January 1	(2,462)	(589)	544
Foreign currency translation adjustments under Spanish GAAP(*)	(1,534)	(2,721)	(995)
Foreign currency translation from US GAAP adjustments:
Translation differences related to disposals(*)	—	(7)	(26)
Reversal of devaluation effect in Argentina(*)	—	28	(21)
Functional currency for YPF(*)	(82)	831	—
Goodwill transitional impairment(*)	168	122	—
Other translation differences(*)	(5)	(12)	—
Additional minimum pension liability, net of tax of €4 million and €19 million in 2003 and 2002, respectively	(7)	(34)	—
Derivative Instruments:
Cumulative effect of change in accounting principle, SFAS 133, net of tax of €4 million in 2001	—	—	(10)
Deferred loss on SFAS 133 hedges, net of tax of €(98) million, €65 million and € 46 million in 2003, 2002 and 2001, respectively	212	(80)	(81)

Ending balance, December 31	(3,710)	(2,462)	(589)

(*)
There is no tax effect on accumulated translation adjustments

Valuation and Qualifying Accounts

        The movement in allowance for doubtful accounts is as follows:

	Millions of Euros
	2003	2002	2001
Beginning balance, January 1	267	513	634
Charged against costs and expenses	18	52	247
Adjustments due to acquisitons and disposals	—	(82)	(120)
Write-off of doubtful accounts	(36)	(34)	(63)
Translation difference on balances	(3)	(182)	(185)

Ending balance, December 31	246	267	513

Consolidated statements of cash flows

        Note 25 includes a statement of sources and applications of funds prepared according to Spanish GAAP. Under U.S. GAAP, SFAS No. 95, Statements of Cash Flows, requires a statement of cash flows to be presented in accordance with U.S. GAAP format as part of a full set of financial statements.

        The consolidated statements of cash flows of the REPSOL YPF Group for the years ended December 31, 2003, 2002, and 2001 prepared considering Spanish GAAP figures and in accordance with U.S. GAAP format is as follows:

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts in Millions)

	Euros
	2003	2002	2001
Cash flows from operating activities(a):
Net income	2,020	1,952	1,025
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	2,419	2,926	3,294
Provisions, net	260	692	1,139
Minority interests, net of tax	210	334	490
(Gain) loss on asset disposals	(56)	(1,270)	(302)
Deferred taxes and other	(376)	189	84
Changes per balance sheet in operating assets and liabilities:
Inventories	10	(13)	554
Prepaid expenses and deferred collections	5	11	17
Accounts receivable	(288)	1,295	1,068
Current liabilities	1,054	(591)	(1,754)
Other changes in working capital (b):
Consolidation of new companies	8	(402)	247
Translation differences and devaluation in Argentina	4	(367)	(213)
Other non-cash effects	103	(286)	(160)

	5,373	4,470	5,489

Cash flows from investing activities:
Capital expenditures	(2,241)	(2,228)	(3,894)
Proceeds from disposals	228	2,558	1,237
Investments in affiliates and financial investments	(1,516)	(388)	(471)
Deferred expenses and intangible investments	(104)	(137)	(452)

	(3,633)	(195)	(3,580)

Cash flows from financing activities:
Loan proceeds and other long-term debt	2,045	1,144	4,014
Repayment of loans and other non-current liabilities	(714)	(288)	(1,075)
Changes in current financial assets and liabilities(b)	(2,388)	(4,758)	(7,055)
Subsidies received	47	96	71
Minority interest contributions	—	—	3,002
Provisions and other	(44)	(76)	172
Dividends paid	(634)	(476)	(1,121)

	(1,688)	(4,358)	(1,992)

Net change in cash and cash equivalents	52	(83)	(83)

Cash and cash equivalents at the beginning of the year(c)	195	278	361

Cash and cash equivalents at the end of the year(c)	247	195	278

        (a)   Interest and income tax payments made during 2003, 2002 and 2001 were as follows:

	Amounts in Millions
	Euros
	2003	2002	2001
Interest	905	1,535	1,629
Income taxes	110	143	1,591

        (b)   As a result of the variations in the consolidated Group (see Note 1.f), and due to the translation differences recorded in the year, the following non-cash items are excluded in the accompanying statement of cash flows for the years 2003, 2002 and 2001:

	Millions of Euros
	2003	2002	2001
Other changes in operating assets and liabilities:
Consolidation of new companies	8	(402)	247
Translation differences	4	(367)	(213)
Other non-cash changes in operating assets and liabilities	103	(286)	(160)

	115	(1,055)	(126)
Non-cash changes in current financial assets and liabilities	(1,997)	(833)	(5,219)

	(1,882)	(1,888)	(5,345)

        (c)   For the purpose of the statement of cash-flows, Repsol YPF treats as cash and cash equivalents the balance of the "Cash on hand and at banks" caption, the related items of which have an original maturity at acquisition of less than 90 days.

  Research and Development Costs

        REPSOL YPF expenses research and development costs as incurred under both Spanish GAAP and U.S. GAAP. For the years ended December 31, 2003, 2002 and 2001, research and development expenses amounted to €1 million, €6 million and €23 million, respectively.

  Classification differences and other

  Extraordinary Income (Expense) and Other Income Classification Differences

        As described in Note 18, in 2003, 2002, and 2001, under Spanish GAAP REPSOL YPF recorded as extraordinary results items that under U.S. GAAP would be recorded as operating revenues (expenses), except for gains on disposals of shareholdings relating to equity method and cost method investments, which are reflected as non-operating under U.S. GAAP, but which did not represent any material amounts for the years ended December 31, 2003, 2002 and 2001.

        In addition, gains on sales of property, plant and equipment that are included in "Other operating revenues" under Spanish GAAP would not be classified as part of "Total operating revenues" under U.S. GAAP, although such gains would still be included in operating income.

        Under Spanish GAAP, as a result of the legislation in force in Spain on the marketing of oil and gas, REPSOL YPF includes in both expenses and revenues the excise taxes on the products marketed by it. The amount of excise taxes included in revenues amounted to €5,626 million,€5,532 million, and €6,850 million in 2003, 2002 and 2001, respectively. Under U.S. GAAP, excise taxes would not be included within revenues.

  Capital Leases

        Under Spanish GAAP, at the inception of a capital lease, REPSOL YPF records the leased fixed assets as intangible assets in the balance sheet at the present value of minimum lease payment, and the corresponding liability is recorded at its nominal amount. The unamortized portion of interest charges is recorded as a deferred charge (see Note 8), and is amortized using the effective interest method as payments on the lease are made. Under U.S. GAAP, leased fixed assets are shown in the balance sheet as property, plant and equipment. In addition, the capitalized asset and obligation should be recorded at the net present value of the minimum lease payments at the outset of the lease. Interest should be charged each period, but the total amount of interest to be paid should not be recorded in the balance sheet. This difference results in a net effect on the asset and liability balances reported under Spanish and US GAAP, but no effect on net income.

  Goodwill

  •
  Under U.S. GAAP, the amortization of goodwill was shown as a deduction before operating income up to December 31, 2001. As discussed in item 4.5—"Reversal of goodwill amortization and goodwill impairment", existing goodwill is no longer amortizable for U.S. GAAP purposes beginning January 1, 2002. Under Spanish GAAP, goodwill amortization is shown as a deduction after operating income.

  •
  Under U.S. GAAP, all goodwill related to investments accounted for under the equity method is included in the carrying amount of the investment. Under Spanish GAAP, equity method goodwill is classified as part of the separate goodwill balance on the balance sheet.

        These classification differences have no impact on net income.

  Proportional Integration

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

        In 2003 the companies that were consolidated by the proportional consolidation method were the following: Refap, S.A.; Refinería de Petróleos de Manguinhos; Compañía Mega; Global Companies LLC, Pluspetrol Energy, S.A.; Profertil, S.A.; Refinerías del Norte, S.A.; BPRY Caribean Ventures LLC; Dubai Marine Areas Ltd. (DUMA); Repsol Occidental Corporation; Empresas Lipigas, S.A.; Dynasol Elastómeros, S.A. and Gas Natural SDG, S.A.

        Under U.S. GAAP, these entities would be accounted for under the equity method. The consolidation of these companies by the proportional consolidation method has no effect on net income or shareholders' equity. The effect of the equity method would be to reduce (increase) the following financial statement captions by the following amounts (millions of Euros):

	December 31,
	2003	2002
Total fixed and other noncurrent assets	1,139	1,087
Total current assets	1,218	1,175

Total assets	2,357	2,262

Total noncurrent liabilities	1,381	1,248
Total current liabilities	976	1,014

Total liabilities	2,357	2,262

	Year Ended December 31,
	2003	2002
Operating revenues	3,611	3,436
Operating expenses	3,107	2,978

Net income	504	458

Cash flow operating activities	679	347
Cash flow investing activities	(646)	358
Cash flow from financing activities	7	(702)

Net change in cash and cash equivalents	40	3

  Significant Subsidiary

        For the year ended December 31, 2003 Gas Natural SDG S.A. is considered to be a significant subsidiary of REPSOL YPF. The summarized financial information provided by this subsidiary to the Group, under Spanish GAAP, as of December 31, 2003 is as follows:

	December, 31
	2003	2002
Total fixed and other noncurrent assets	7,515	6,074
Total current assets	2,268	2,516

Total assets	9,783	8,590

Shareholders' equity	4,224	3,923
Minority Interests	212	201
Total noncurrent liabilities	3,269	2,562
Total current liabilities	2,078	1,904

Total liabilities and shareholders' equity	9,783	8,590

	Year Ended December, 31
	2003	2002
Operating Revenue	5,702	5,343
Operating Expense	4,903	4,420
Income before income tax and minority interests	776	1,014

Net income	555	809

  Consolidation Methods

        Following is a list of companies consolidated under both Spanish and U.S. GAAP, over which the Group does not have a majority of the voting equity interests. These entities have been consolidated for the reason noted in the table.

Company Name	% of direct ownership	Reason
Empresa Petrolera Andina, SA	50.00	The Board is made up of 7 members, of which 5 seats are held by Repsol YPF, the voting powers of which are sufficient to permit control over the operating decisions of the entity.

        Following is a list of companies for which the Group owns a majority controlling interest, but which have been accounted for under the equity method rather than consolidated under Spanish GAAP as they are deemed to be immaterial to the Repsol YPF Group. These entities represent 0.36% of the total assets, 0.93% of the operating revenues, and 0.04% of the operating income of the Group as of December 31, 2003. Under U.S. GAAP, all entities controlled by the Company should be fully consolidated. The effect of the non-consolidation of these entities, as well as those mentioned in Note 1 b) has not resulted in a material reconciliation adjustment.

Company Name	% of direct ownership
Euroboxes, SA	99.94
Gerpesa	99.97
Repsol Electrica de Distribucion SA	99.97
Repsol Maroc	99.88
National Gaz	99.86
Mejorgas, SA	75.73
Repsol France	100
Repsol Gas Brasil, S.A.	100
Gasoleos y Lubricantes, SA	96.65
Gasolube noroeste, S.A.	96.65
Gasolube Andalucía, S.L.	96.65
Gasolube Castilla y León S.L.	96.65
Hinia, S.A.	96.68
Autoclub Repsol S.L.	57.99
Asiru, S.A.	96.65
Noroil, S.A.	67.66
Repsol (UK) Ltd.	100
Repsol Bronderslev A/S	100
Estasur, S.A.	99.97
AESA Construcciones y Servicios Bolivia	100

        Following is a list of companies in which the Group owns less than a 20% interest but which are accounted for under the equity method under both Spanish GAAP and US GAAP for the reasons listed in the table:

Company Name	% of direct ownership	Reason
Transportadora Sul Brasileira do Gas, SA	15	The Board is made up of 9 members, of which 2 seats are held by Repsol YPF. The combination of the percentage held and the representation on the Board give Repsol YPF significant influence over this entity.
Gasoducto del Pacífico Argentina, S.A.	8.67
		The shareholders agreement requires a "special majority of shareholders", that is the affirmative vote of each original shareholder, for certain protective decisions. In addition, YPF has one Director in the Board over a total of ten. There is no controlling partner. The combination of these factors gives Repsol YPF significant influence over this entity.
Gasoducto Oriental, S.A.	16.5	Gasoducto Oriental is an affiliate of Astra Evangelista S.A., which is in turn controlled by YPF. YPF has 1 of 4 Directors in the Management Board of Gasoducto Oriental.
A&C Pipeline Holding	17.83
		The Board is made up of 5 members, of which 1 seat is held by Repsol YPF. The combination of the percentage held and the representation on the Board gives Repsol YPF significant influence over this entity.

  Consolidation of Variable Interest Entities

        REPSOL YPF holds interests in four variable interest entities (VIEs). Three of such entities have been created in order to structure REPSOL YPF's future deliveries of oil in Argentina pursuant to forward oil sale (FOS) contracts (see Note 23). The last VIE, Tecnicontrol y Gestión Integral, S.L. (Tecnicontrol), has been created to structure the land purchase option described in Note 23. The purpose of the FOS transactions is to provide YPF with cash to fund operations in advance of the actual sale and delivery of oil. The purpose of Tecnicontrol is to provide REPSOL YPF with the flexibility to acquire additional land near its current headquarters in Madrid without incurring the purchase price of such land at the time the agreement was entered into.

        All four VIEs have been fully consolidated under U.S. GAAP as of December 31, 2003 and 2002. The difference between consolidating these entities and the accounting treatment provided under Spanish GAAP, has no material effect on net income or shareholders' equity. The only effect would be to (reduce) / increase the following financial statement captions by the following amounts (in millions of Euros):

	December 31, 2003	December 31, 2002
Total fixed and other noncurrent assets	(9)	190
Total current assets	15	5

Total assets	6	195

Total noncurrent liabilities	—	148
Total current liabilities	6	47

Total liabilities	6	195

	For the year ended December 31,
	2003	2002
Operating revenues	7	4
Operating expenses	1	0
Net income	1	1

        Nonetheless, because the debt related to the FOS VIEs has been classified within "customer advances" under Spanish GAAP, long-term debt under U.S. GAAP should be increased by €239 million and €520 million as of December 31, 2003 and 2002, respectively.

  New accounting standards

        SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS 150"). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Specifically, this Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances): (1) a financial instrument issued in the form of shares that is mandatorily redeemable, (2) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets, (3) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria. SFAS 150 was originally effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. However, FSP FAS 150-3 states that "for all other financial instruments that are mandatorily redeemable, the classification, measurement, and disclosure provisions of Statement 150 are deferred indefinitely pending further Board action". Therefore, REPSOL YPF will adopt this Statement in general as of January 1, 2004, as it does not present interim financial information under U.S. GAAP, and once required by the FASB for its mandatorily redeemable financial instruments. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before its issuance date and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

        Under Spanish GAAP, REPSOL YPF has recorded as minority interest in the balance sheet the preferred shares issued by its subsidiary Repsol International Capital (see Note 12). The Company is currently analyzing whether these preferred shares will need to be classified as a liability and the effect this could have on its financial position, results of operations, or cash flows. The amount of the preferred shares classified as minority interest as of December 31, 2003 equals €3,575 million.

        FIN No. 46 Revised—Consolidation of Variable Interest Entities—an interpretation of ARB No. 51

        In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R" or the "Interpretation"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

        Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003.

        REPSOL YPF holds interest in four variable interest entities (VIE) that have been consolidated under U.S. GAAP, prior to the issuance of FIN 46R or FIN 46, in conformity with prior U.S. accounting literature (EITF 96-21 and EITF 90-15). (See also section called "Consolidation of Variable Interest Entities" above). Furthermore, REPSOL YPF is currently assessing whether any of the service stations with which it currently holds contractual relationships fall within the scope of FIN 46R, in order to determine whether the adoption of FIN 46R will have any effect on its financial position, results of operations, or cash flows.

        SFAS No. 132 (Revised 2003)—Employers' Disclosures about Pensions and Other Postretirement Benefits

        In December 2003, the FASB issued SFAS No. 132, Revised 2003, (SFAS 132R), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R would be effective for any domestic (Spanish) plans beginning with fiscal years ending after December 15, 2003 and any foreign (non-Spanish) plans beginning with fiscal years ending after June 15, 2004. The Company does not have any Spanish plans that could be impacted by this new pronouncement in the year ending December 31, 2003. REPSOL YPF will include the disclosures required by SFAS 132R for the YPF Maxus pension plans described in the section "Pensions and Other Post-retirement Benefit Plans" above in the year 2004.

        SAB No. 104—Revenue Recognition

        In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Company believes it is currently following the guidance of SAB 104.

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

Balance sheets as of December 31, 2003 and 2002

December 31, 2003

	Millions of Euros
ASSETS	REPSOL YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
FIXED AND OTHER
NONCURRENT ASSETS
Start-up expenses	23	—	—	—	23
Intangible assets	48	—	1,028	(84)	992
Property, plant and equipment	537	—	16,109	2,825	19,471
Holdings in companies carried by the equity method	16,278	492	460	(16,653)	577
Loans to group companies	—	6,866	3,866	(10,732)	—
Other financial investments	1,742	56	2,142	(2,132)	1,808
Goodwill	—	—	555	1,941	2,496
Deferred expenses	12	13	633	4	662

Total fixed and other non current assets	18,640	7,427	24,793	(24,831)	26,029

CURRENT ASSETS
Inventories	6	—	2,116	(13)	2,109
Accounts receivable	546	6	5,576	(1,546)	4,582
Short term loans to group companies	1,657	1,377	3,602	(6,636)	—
Other financial accounts	1,503	239	3,532	39	5,313

Total Current Assets	3,712	1,622	14,826	(8,156)	12,004

TOTAL ASSETS	22,352	9,049	39,619	(32,987)	38,033

	Millions of Euros
SHAREHOLDERS' EQUITY AND LIABILITIES	REPSOL YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
SHAREHOLDERS' EQUITY
Capital stock	1,221	280	11,905	(12,185)	1,221
Paid-in surplus	6,428	284	—	(284)	6,428
Reserves in parent company	3,917	364	5,447	(5,811)	3,917
Reserves in consolidated companies	4,940	97	686	(783)	4,940
Translation differences	(4,650)	(141)	(3,200)	3,341	(4,650)
Net income for the year	2,020	53	2,451	(2,504)	2,020
Interim dividend paid during the year	(244)	—	(510)	510	(244)

Total Shareholders' equity	13,632	937	16,779	(17,716)	13,632

Provisions	65	—	1,468	(79)	1,454
Minority interests	—	—	415	3,639	4,054
Non interest bearing liabilities	327	5	2,130	(208)	2,254
Long-term loans from group companies	7,003	—	3,475	(10,478)	—
Medium-term notes	—	1,230	—	—	1,230
Other long-term loans	189	3,075	1,960	—	5,224
SHORT-TERM LIABILITIES
Commercial paper	—	—	—	—	—
Short-term loans from group companies	615	1,876	3,976	(6,467)	—
Other short-term loans	39	1,913	2,211	206	4,369
Other current liabilities	482	14	7,205	(1,885)	5,816

Total Short-term Liabilities	1,136	3,803	13,392	(8,146)	10,185

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	22,352	9,050	39,619	(32,988)	38,033

December 31, 2002

	Millions of Euros
ASSETS	REPSOL YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
FIXED AND OTHER
NONCURRENT ASSETS
Start-up expenses	61	—	—	—	61
Intangible assets	19	—	993	(114)	898
Property, plant and equipment	268	—	16,821	3,473	20,562
Holdings in companies carried by the equity method	19,140	464	315	(19,407)	512
Loans to group companies	—	8,198	498	(8,696)	—
Other financial investments	89	76	624	533	1,322
Goodwill	—	—	596	2,338	2,934
Deferred expenses	42	18	361	262	683

Total fixed and other non current assets	19,619	8,756	20,208	(21,611)	26,972

CURRENT ASSETS
Inventories	1	—	2,135	(17)	2,119
Accounts receivable	467	50	6,168	(2,177)	4,508
Short term loans to group companies	1,490	199	1,334	(3,023)	—
Other financial accounts	1,019	186	1,200	2,060	4,465

Total Current Assets	2,977	435	10,837	(3,157)	11,092

TOTAL ASSETS	22,596	9,191	31,045	(24,768)	38,064

	Millions of Euros
SHAREHOLDERS' EQUITY AND LIABILITIES	REPSOL YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
SHAREHOLDERS' EQUITY
Capital stock	1,221	280	7,276	(7,556)	1,221
Paid-in surplus	6,428	284	—	(284)	6,428
Reserves in parent company	3,004	309	6,065	(6,374)	3,004
Reserves in consolidated companies	4,290	106	803	(909)	4,290
Translation differences	(3,126)	64	(1,847)	1,783	(3,126)
Net income for the year	1,952	(87)	2,589	(2,502)	1,952
Interim dividend paid during the year	(183)	—	(1,633)	1,633	(183)

Total Shareholders' equity	13,586	956	13,253	(14,209)	13,586

Provisions	41	—	817	307	1,165
Minority interests	—	—	380	3,843	4,223
Non interest bearing liabilities	(690)	6	1,910	656	1,882
Long-term loans from group companies	7,883	504	861	(9,248)	—
Medium-term notes	—	1,478	—	—	1,478
Other long-term loans	726	3,650	2,446	(27)	6,795
SHORT-TERM LIABILITIES
Commercial paper	—	—	—	—	—
Short-term loans from group companies	611	582	3,184	(4,377)	—
Other short-term loans	(53)	1,950	2,366	(264)	3,999
Other current liabilities	492	65	5,828	(1,449)	4,936

Total Short-term Liabilities	1,050	2,597	11,378	(6,090)	8,935

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	22,596	9,191	31,045	(24,768)	38,064

Consolidated statements of income for the years ended December 31, 2003, 2002 and 2001:

	Millions of Euros
2003	REPSOL YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
OPERATING REVENUES
Sales	—	—	49,740	(13,671)	36,069
Other	784	—	1,163	(810)	1,137

Total Operating Revenues	784	—	50,903	(14,481)	37,206
OPERATING EXPENSES
Materials consumed	(202)	—	(36,549)	12,138	(24,613)
Personnel expenses	(117)	—	(994)	—	(1,111)
Taxes other than income taxes	(1)	—	(3,363)	2,209	(1,155)
Outside work, supplies and services	(322)	(5)	(3,150)	118	(3,359)
Transport and freight	(18)	—	(863)	18	(863)
Depreciation, depletion and amortization	(77)	—	(1,911)	(257)	(2,245)

Total Operating Expenses	(737)	(5)	(46,830)	14,226	(33,346)
OPERATING INCOME	47	(5)	4,073	(255)	3,860
INTEREST INCOME (EXPENSE)
Dividends	—	—	169	(164)	5
Interest income	29	400	434	(440)	423
Interest expense	(406)	(360)	(697)	604	(859)
Other financial income/(expense)	2	(13)	111	(69)	31

Total Interest Income (Expense)	(375)	27	17	(69)	(400)
EXTRAORDINARY EXPENSE	40	(1)	(305)	112	(154)
GOODWILL AMORTIZATION	—	—	(34)	(140)	(174)
SHARE IN THE INCOME OF COMPANIES CARRIED BY THE EQUITY METHOD	1,527	41	76	(1,498)	146

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS	1,239	62	3,827	(1,850)	3,278
INCOME TAX	781	(9)	(1,351)	(469)	(1,048)
INCOME ATTRIBUTED TO MINORITY INTERESTS	—	—	(25)	(185)	(210)

NET INCOME	2,020	53	2,451	(2,504)	2,020

	Millions of Euros
2002	REPSOL YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
OPERATING REVENUES
Sales	—	—	46,898	(11,343)	35,555
Other	380	—	1,221	(666)	935

Total Operating Revenues	380	—	48,119	(12,009)	36,490
OPERATING EXPENSES
Materials consumed	(6)	—	(34,858)	10,666	(24,198)
Personnel expenses	(86)	—	(986)	(89)	(1,161)
Taxes other than income taxes	—	—	(3,170)	2,131	(1,039)
Outside work, supplies and services	(221)	(5)	(3,005)	(74)	(3,305)
Transport and freight	(7)	—	(825)	(6)	(838)
Depreciation, depletion and amortization	(64)	—	(2,071)	(491)	(2,626)

Total Operating Expenses	(384)	(5)	(44,915)	12,137	(33,167)
OPERATING INCOME	(4)	(5)	3,204	128	3,323
INTEREST INCOME (EXPENSE)
Dividends	—	—	7	1	8
Interest income	361	482	118	(337)	624
Interest expense	(848)	(435)	(308)	209	(1,382)
Other financial income/(expense)	56	(4)	185	(273)	(36)

Total Interest Income (Expense)	(431)	43	2	(400)	(786)
EXTRAORDINARY EXPENSE	1,728	(14)	(154)	(912)	648
GOODWILL AMORTIZATION	—	—	(59)	(241)	(300)
SHARE IN THE INCOME OF COMPANIES CARRIED BY THE EQUITY METHOD	(164)	(90)	(96)	315	(35)

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS	1,129	(66)	2,897	(1,110)	2,850
INCOME TAX	823	(21)	(300)	(1,066)	(564)
INCOME ATTRIBUTED TO MINORITY INTERESTS	—	—	(8)	(326)	(334)

NET INCOME	1,952	(87)	2,589	(2,502)	1,952

	Millions of Euros
2001	REPSOL YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
OPERATING REVENUES
Sales	—	—	58,129	(15,278)	42,851
Other	295	—	1,145	(638)	802

Total Operating Revenues	295	—	59,274	(15,916)	43,653

OPERATING EXPENSES
Materials consumed	—	—	(38,681)	11,760	(26,921)
Personnel expenses	(81)	—	(1,680)	29	(1,732)
Taxes other than income taxes	—	(1)	(4,611)	3,405	(1,207)
Outside work, supplies and services	(187)	(9)	(5,219)	710	(4,705)
Transport and freight	—	—	(1,197)	—	(1,197)
Depreciation, depletion and amortization	(54)	—	(2,641)	(276)	(2,971)

Total Operating Expenses	(322)	(10)	(54,029)	15,628	(38,733)
OPERATING INCOME	(27)	(10)	5,245	(288)	4,920
INTEREST INCOME (EXPENSE)
Dividends	—	—	30	(25)	5
Interest income	42	626	190	(357)	501
Interest expense	(587)	(545)	(718)	231	(1,619)
Other financial income/(expense)	(80)	(4)	(291)	136	(239)

Total Interest Income (Expense)	(625)	77	(789)	(15)	(1,352)
EXTRAORDINARY EXPENSE	(9)	(17)	(119)	(632)	(777)
GOODWILL AMORTIZATION	—	—	(82)	(241)	(323)
SHARE IN THE INCOME OF COMPANIES CARRIED BY THE EQUITY METHOD	1,409	97	15	(1,486)	35

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS	748	147	4,270	(2,662)	2,503
INCOME TAX	277	(16)	(1,259)	10	(988)
INCOME ATTRIBUTED TO MINORITY INTERESTS	—	—	(115)	(375)	(490)

NET INCOME	1,025	131	2,896	(3,027)	1,025

Consolidated statements of cash flows for the years ended December 31, 2003, 2002 and 2001

	Millions of Euros
2003	Consolidated Repsol YPF, S.A.	Consolidated RIF	Rest of companies	Consolidating Adjustments	Total
Cash flows from operating activities
Net income	2,020	53	2,451	(2,504)	2,020
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	77	—	1,911	431	2,419
Provisions, net	22	—	441	(203)	260
Minority interests, net of tax	—	—	25	185	210
Gain on assets disposals	(36)	—	(5)	(15)	(56)
Deferred taxes and other	(253)	(15)	(1,041)	933	(376)

	1,830	38	3,782	(1,173)	4,477
Changes in operating working capital	82	(6)	2,337	(1,517)	896

	1,912	32	6,119	(2,690)	5,373

Cash flows from investing activities
Investments	(398)	(36)	(3,760)	333	(3,861)
Proceeds from disposals	50	—	854	(676)	228

	(348)	(36)	(2,906)	(343)	(3,633)

Cash flows from financing activities
Loans proceeds and other long-term debt	2,157	—	1,065	(1,177)	2,045
Capital increases	—	—	95	(95)	—
Repayment of loans and other non-current liabilities	(2,807)	(427)	(158)	2,678	(714)
Changes in current financial assets and liabilities	(555)	431	(1,898)	(366)	(2,388)
Subsidies, provisions and other	81	—	153	(231)	3
Dividends paid	(440)	—	(2,418)	2,224	(634)

	(1,564)	4	(3,161)	3,033	(1,688)

Net change in cash and cash equivalents	—	—	52	—	52

Cash and cash equivalents at the beginning of the year	—	—	195	—	195

Cash and cash equivalents at the end of the year	—	—	247	—	247

	Millions of Euros
2002	Consolidated Repsol YPF, S.A.	Consolidated RIF	Rest of companies	Consolidating Adjustments	Total
Cash flows from operating activities
Net income	1,952	(87)	2,793	(2,706)	1,952
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	64	—	2,406	456	2,926
Provisions, net	(159)	10	361	480	692
Minority interests, net of tax	—	—	(14)	348	334
Gain on assets disposals	(1,413)	—	(408)	551	(1,270)
Deferred taxes and other	913	163	46	(933)	189

	1,357	86	5,184	(1,804)	4,823
Changes in operating working capital	(117)	8	(726)	(135)	(970)

	1,240	94	4,458	(1,939)	3,853

Cash flows from investing activities
Investments	(1,459)	—	(2,678)	1,384	(2,753)
Proceeds from disposals	2,156	688	1,573	(1,893)	2,524

	697	688	(1,105)	(509)	(229)

Cash flows from financing activities
Loans proceeds and other long-term debt	1,476	—	679	(1,011)	1,144
Capital increases	—	—	532	(532)	—
Repayment of loans and other non-current liabilities	(3,108)	(556)	(1,565)	4,941	(288)
Changes in current financial assets and liabilities	(1,119)	(226)	673	(3,936)	(4,608)
Subsidies, provisions and other	997	—	(1,616)	1,044	425
Dividends paid	(183)	—	(2,139)	1,942	(380)

	(1,937)	(782)	(3,436)	2,448	(3,707)

Net change in cash and cash equivalents	—	—	(83)	—	(83)

Cash and cash equivalents at the beginning of the year	—	—	278	—	278

Cash and cash equivalents at the end of the year	—	—	195	—	195

	Millions of Euros
2001	Consolidated Repsol YPF, S.A.	Consolidated RIF	Rest of companies	Consolidating Adjustments	Total
Cash flows from operating activities
Net income	1,025	131	2,362	(2,493)	1,025
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	58	18	2,669	549	3,294
Provisions, net	281	—	613	244	1,138
Minority interests, net of tax	—	—	25	465	490
Gain on assets disposals	—	—	(192)	(110)	(302)
Deferred taxes and other	508	37	140	(601)	84

	1,872	186	5,617	(1,946)	5,729
Changes in operating working capital	553	(4)	(480)	(309)	(240)

	2,425	182	5,137	(2,255)	5,489

Cash flows from investing activities
Investments	(1,578)	(1,645)	(5,474)	3,880	(4,817)
Proceeds from disposals	—	121	2,418	(1,302)	1,237

	(1,578)	(1,524)	(3,056)	2,578	(3,580)

Cash flows from financing activities
Loans proceeds and other long-term debt	8,561	45	1,466	(6,058)	4,014
Capital increases	—	—	555	(555)	0
Repayment of loans and other non-current liabilities	(7,230)	(660)	(745)	7,560	(1,075)
Changes in current financial assets and liabilities	(1,854)	1,956	(1,093)	(6,064)	(7,055)
Subsidies, provisions and other	311	—	192	2,742	3,245
Dividends paid	(635)	—	(2,545)	2,059	(1,121)

	(847)	1,341	(2,170)	(316)	(1,992)

Net change in cash and cash equivalents	—	(1)	(89)	7	(83)

Cash and cash equivalents at the beginning of the year	—	1	367	(7)	361

Cash and cash equivalents at the end of the year	—	—	278	—	278

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (Unaudited information)

Capitalized costs

        Capitalized costs represent the historical costs capitalized to assets with proved and unproved oil and gas reserves, including auxiliary equipment and facilities, and the related accumulated depreciation, depletion and amortization. These amounts include state-financed exploration costs (see Note 2.c.3).

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
As of December 31, 2003
Costs capitalized to assets with proved reserves	22,696	272	1,077	17,430	3,878	39
Costs capitalized to assets with unproved reserves	913	2	26	459	404	22

	23,609	274	1,103	17,889	4,282	61
Support equipment and facilities	791	48	245	284	214	—

Total capitalized costs	24,400	322	1,348	18,173	4,496	61
Accumulated depreciation depletion and provisions	(13,515)	(317)	(836)	(10,941)	(1,417)	(4)

Net amounts	10,885	5	512	7,232	3,079	57

As of December 31, 2002
Costs capitalized to assets with proved reserves	25,213	270	1,241	20,520	3,161	21
Costs capitalized to assets with unproved reserves	679	—	—	372	286	21

	25,892	270	1,241	20,892	3,447	42
Support equipment and facilities	1,004	48	290	317	348	1

Total capitalized costs	26,896	318	1,531	21,209	3,795	43
Accumulated depreciation	(14,815)	(302)	(937)	(12,440)	(1,130)	(6)

Net amounts	12,081	16	594	8,769	2,665	37

As of December 31, 2001
Costs capitalized to assets with proved reserves	28,873	300	1,585	23,157	3,809	22
Costs capitalized to assets with unproved reserves	1,351	—	—	888	434	29

	30,224	300	1,585	24,045	4,243	51
Support equipment and facilities	676	36	162	419	58	1

Total capitalized costs	30,900	336	1,747	24,464	4,301	52
Accumulated depreciation	(15,715)	(282)	(1,030)	(13,472)	(927)	(4)

Net amounts	15,185	54	717	10,992	3,374	48

Costs incurred

        Costs incurred represent amounts capitalized or expensed during the year relating to acquisitions of assets with oil and gas reserves and exploration and development activities, including amounts financed by the State (see Note 2.c.3).

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2003
Acquisitions of assets with proved reserves	1,182	—	3	—	1,179	—
Acquisitions of assets with unproved reserves	145	—	—	—	139	6
Exploration costs	266	13	49	73	64	67
Development costs	892	2	51	546	292	1

	2,485	15	103	619	1,674	74

2002
Acquisitions of assets with proved reserves	—	—	—	—	—	—
Acquisitions of assets with unproved reserves	1	—	—	—	—	1
Exploration costs	193	25	31	56	53	28
Development costs	961	(2)	53	607	302	1

	1,155	23	84	663	355	30

2001
Acquisitions of assets with proved reserves	159	—	—	—	159	—
Acquisitions of assets with unproved reserves	7	—	—	—	6	1
Exploration costs	309	66	26	92	104	21
Development costs	1,348	25	64	873	272	114

	1,823	91	90	965	541	136

Results of operations of oil and gas producing activities

        The following table shows the revenues and expenses associated directly with the Company's oil and gas producing activities. It does not include any allocation of the Company's financial costs or general corporate overhead and, therefore, is not necessarily indicative of the contribution to consolidated net earnings of the Company's oil and gas operations.

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2003
Revenues
Sales to unaffiliated parties	1,768	—	148	583	1,030	7
Sales to affiliated parties	3,647	39	447	3,077	84	—
Other revenues	38	5	28	—	5	—

Total revenues	5,453	44	623	3,660	1,119	7
Production costs(1)	(1,684)	(16)	(189)	(1,097)	(379)	(3)
Exploration expenses	(192)	(16)	(33)	(48)	(54)	(41)
Other operating expenses	(107)	(12)	(6)	(58)	(31)	—
Depreciation and amortization	(1,218)	(20)	(78)	(887)	(231)	(2)

Income (Loss) before taxes and charges	2,252	(20)	317	1,570	424	(39)
Taxes and charges(2)	(1,033)	1	(100)	(761)	(173)	—

Results of oil and gas producing activities(3)	1,219	(19)	217	809	251	(39)

(1)
Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina of €953 million, transport and other costs of €78 million.

(2)
The effective rate applicable to the income from oil and gas producing activities in Argentina, disregarding the effect of the goodwill amortization, would be 41.1% in 2003.

(3)
The results do not include a revenue of €275 million relating to the partial reversal of the provision recorded in prior years as a result of the comparison between market value and cash flows, discounted as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas from each field owned by the Company at year-end and the net book value of the assets allocated to them (see Note 18).

	Millions of Euros
2002	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Revenues
Sales to unaffiliated parties	1,365	17	153	470	719	6
Sales to affiliated parties	3,691	93	463	3,061	74	—
Other revenues	24	4	26	—	2	(8)

Total revenues	5,080	114	642	3,531	795	(2)
Production costs(1)	(1,299)	(2)	(139)	(959)	(196)	(3)
Exploration expenses	(275)	(69)	(29)	(50)	(95)	(32)
Other operating expenses	(61)	(12)	—	(30)	(19)	—
Depreciation and amortization	(1,291)	(35)	(71)	(979)	(204)	(2)

Income (Loss) before taxes and charges	2,154	(4)	403	1,513	281	(39)
Taxes and charges	(980)	24	(226)	(615)	(167)	4

Results of oil and gas producing activities(2)	1,174	20	177	898	114	(35)

(1)
Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina of €635 million, transport and other costs of €78 million.

(2)
The results figure does not include €410 million relating to the provision recorded as a result of the comparison between market value and cash flows, discounted as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas from each field owned by the Company at year-end and the net book value of the assets allocated to them (see Note 18).

	Millions of Euros
2001	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Revenues
Sales to unaffiliated parties	3,434	17	197	2,096	578	546
Sales to affiliated parties	3,114	57	566	2,400	71	20
Other revenues	232	4	227	—	1	—

Total revenues	6,780	78	990	4,496	650	566
Production costs(1)	(1,932)	(7)	(198)	(1,278)	(220)	(229)
Exploration expenses	(202)	(5)	(24)	(83)	(67)	(23)
Other operating expenses	(106)	(5)	(1)	(71)	(7)	(22)
Depreciation and amortization	(1,441)	(28)	(84)	(1,046)	(185)	(98)

Income (Loss) before taxes and charges	3,099	33	683	2,018	171	194
Taxes and charges	(1,283)	—	(317)	(802)	(79)	(85)

Results of oil and gas producing activities(2)	1,816	33	366	1,216	92	109

(1)
Production costs include royalties and local taxes of €730 million, transport and other costs of €131 million and "excess oil" costs in Egypt of €10 million.

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

  Estimated proved net developed and undeveloped reserves of hydrocarbons

        The tables below reflect the estimated developed and undeveloped proved reserves of crude oil, condensed oil and L.P.G. and natural gas as of December 31, 2001, 2002 and 2003, and the variations therein.

        48.3% (85% of reserves under operation) of the total proved reserves of crude oil, condensed oil and L.P.G. and natural gas as of December 31, 2003, were estimated by the independent engineers Gaffney, Cline & Associates and DeGolyer and MacNaughton. The reserves of the other assets in 2003 and 2002 and the total reserves existing as of December 31, 2001, were estimated by the Group in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board which govern stock market economic information practices in the U.S.A.. In accordance with these rules, proved oil and gas reserves are the estimated quantities of crude oil, natural gas and liquids related to natural gas for which geological and engineering information demonstrates with reasonable certainty that known fields can be extracted in future years under existing economic and operating conditions, such as prices and costs as of the date of the estimates. The price change considerations to be used may be used only for current contractual agreements and not for increases based on possible future conditions.

        Effective January 1, 2001, REPSOL YPF changed the conversion factor for the volume of gas produced to barrels of oil equivalent which had historically been used in the information published. Through that date the factor of 6,000 cubic feet of gas = 1 barrel of oil equivalent had been used; from January 1, 2001, the factor used is 5,615 cubic feet of gas=1 barrel of oil equivalent. In the table summarizing reserves the figures for 1999 and 2000 are based on the new method.

        REPSOL YPF decided to apply this new conversion factor for purposes of internal unification of accounting and technical processes and because the EIA, a US Department of Energy body, uses the conversion factor of 1 barrel of oil equivalent to 5,615 cubic feet of gas in the preparation of all its reports.

Proved developed and undeveloped reserves of crude oil, condensed oil and L.P.G.:

	Thousands of Barrels
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at December 31, 2000	2,378,471	7,174	262,928	1,571,535	330,014	206,820
Revision of previous estimates	(33,025)	(3,684)	(8,628)	(6,905)	(43,442)	29,634
Increase due to improvements in recovery techniques	40,706	—	—	41,235	—	(529)
Extensions and discoveries	82,123	5,224	10,340	47,465	16,710	2,384
Purchase (Sale) of reserves	62,146	—	(35,892)	(3,538)	101,583	(7)
Production	(235,433)	(1,752)	(24,784)	(162,096)	(26,387)	(20,414)

Reserves at December 31, 2001(1)	2,294,988	6,962	203,964	1,487,696	378,478	217,888

Revision of previous estimates	13,070	(1,244)	(1,017)	8,920	5,655	756
Increase due to improvements in recovery techniques	31,313	—	—	29,369	1,944	—
Extensions and discoveries	54,178	—	7,969	33,411	12,798	—
Purchase (Sale) of reserves	(161,621)	307	—	—	50,742	(212,670)
Production	(213,232)	(1,783)	(22,183)	(159,795)	(29,452)	(19)

Reserves at December 31, 2002(2)	2,018,696	4,242	188,733	1,399,601	420,165	5,955

Revision of previous estimates	(43,948)	1,231	7,056	(25,346)	(26,351)	(538)
Increase due to improvements in recovery techniques	35,052	—	1,154	33,898	—	—
Extensions and discoveries	39,147	—	1,931	23,863	13,353	—
Purchase (Sale) of reserves	49,742	981	577	—	48,184	—
Production	(216,957)	(1,481)	(22,080)	(157,672)	(35,713)	(12)

Reserves at December 31, 2003(3)	1,881,731	4,974	177,370	1,274,343	419,638	5,405

Proved developed reserves of crude oil, condensed oil and L.P.G.:
At December 31, 2000	1,808,911	3,401	229,153	1,252,592	168,338	155,427
At December 31, 2001	1,768,399	6,962	173,407	1,203,217	202,521	182,292
At December 31, 2002	1,526,201	3,115	144,886	1,153,642	224,495	63
At December 31, 2003	1,412,269	4,974	136,361	1,049,868	139,298	81,768

(1)
Includes 60,325,000 barrels of crude oil relating to the minority interests of Andina, S.A. Also includes 212,670,000 barrels of crude oil relating to the Indonesian companies excluded from the consolidated group as of December 31, 2001.

(2)
Includes 73,258,000 barrels of crude oil relating to the minority interests of Andina, S.A.

(3)
Includes 67,123,000 barrels of crude oil relating to the minority interests of Andina, S.A.

Proved developed and undeveloped reserves of natural gas:

	Natural Gas in Millions of Cubic Feet
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at December 31, 2000	14,394,740	2,755	670,999	10,653,460	2,529,808	537,718
Revision of previous estimates	419,948	7	(78,006)	15,226	450,216	32,505
Increase due to improvements in recovery techniques	1,011	—	—	1,011	—	—
Extensions and discoveries	766,106	—	45,256	382,564	334,575	3,711
Purchase (Sale) of reserves	3,768,282	—	(146,410)	(366,234)	4,281,209	(283)
Production	(757,524)	(2,762)	(39,779)	(563,380)	(120,186)	(31,417)

Reserves at December 31, 2001(1)	18,592,563	—	452,060	10,122,647	7,475,622	542,234

Revision of previous estimates	400,702	4,852	(76,734)	(136,319)	604,378	4,525
Increase due to improvements in recovery techniques	95	—	—	95	—	—
Extensions and discoveries	471,322	—	(11,943)	15,371	467,894	—
Purchase (Sale) of reserves	(406,132)	—	—	—	84,156	(490,288)
Production	(852,771)	(4,852)	(40,288)	(569,911)	(236,221)	(1,499)

Reserves at December 31, 2002(2)	18,205,779	—	323,095	9,431,883	8,395,829	54,972

Revision of previous estimates	(444,811)	—	12,193	(549,125)	96,430	(4,309)
Increase due to improvements in recovery techniques	298	—	—	298	—	—
Extensions and discoveries	854,379	—	12,318	16,000	826,062	—
Purchase (Sale) of reserves	2,428,750	—	—	—	2,428,750	—
Production	(1,102,736)	—	(37,022)	(672,402)	(391,911)	(1,401)

Reserves at December 31, 2003(3)	19,941,659	—	310,584	8,226,655	11,355,159	49,262

Proved developed reserves of natural gas:
At December 31, 2000	9,688,850	2,755	496,428	8,100,636	906,768	182,263
At December 31, 2001	11,500,900	—	355,422	7,872,247	3,107,935	165,296
At December 31, 2002	11,506,823	—	216,879	7,295,177	3,986,509	8,258
At December 31, 2003	10,182,221	—	192,043	5,692,275	3,743,278	554,625

(1)
Includes 2,618,237 million cubic feet of gas relating to the minority interests of Andina, S.A. Also includes 490,288 million cubic feet of gas relating to the Indonesian companies excluded from the consolidated group as of December 31, 2001.

(2)
Includes 3,082,192 million cubic feet of gas relating to the minority interests of Andina, S.A.

(3)
Includes 3,028,086 million cubic feet of gas relating to the minority interests of Andina, S.A.

Proved developed and undeveloped reserves of crude oil, condensed oil and L.P.G. and natural gas:

	Thousands of Barrels of Crude Oil
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at December 31, 2000	4,942,094	7,665	382,429	3,468,857	780,558	302,585
Revision of previous estimates	41,764	(3,683)	(22,520)	(4,195)	36,739	35,423
Increase due to improvements in recovery techniques	40,886	—	—	41,415	—	(529)
Extensions and discoveries	218,564	5,224	18,400	115,598	76,297	3,045
Purchase (Sale) of reserves	733,256	—	(61,967)	(68,762)	864,042	(57)
Production	(370,344)	(2,244)	(31,868)	(262,430)	(47,792)	(26,010)

Reserves at December 31, 2001(1)	5,606,220	6,962	284,474	3,290,483	1,709,844	314,457

Revision of previous estimates	84,433	(380)	(14,683)	(15,358)	113,292	1,562
Increase due to improvements in recovery techniques	31,330	—	—	29,386	1,944	—
Extensions and discoveries	138,117	—	5,842	36,148	96,127	—
Purchase (Sale) of reserves	(233,951)	307	—	—	65,730	(299,988)
Production	(365,106)	(2,647)	(29,358)	(261,293)	(71,522)	(286)

Reserves at December 31, 2002(2)	5,261,043	4,242	246,275	3,079,366	1,915,415	15,745

Revision of previous estimates	(123,167)	1,231	9,227	(123,142)	(9,177)	(1,306)
Increase due to improvements in recovery techniques	35,105	—	1,154	33,951	—	—
Extensions and discoveries	191,307	—	4,125	26,712	160,470	—
Purchase (Sale) of reserves	482,289	981	577	—	480,730	—
Production	(413,348)	(1,481)	(28,673)	(277,423)	(105,510)	(262)

Reserves at December 31, 2003(3)	5,433,228	4,974	232,684	2,739,464	2,441,929	14,178

Proved developed reserves of crude oil, condensed oil and L.P.G. and natural gas:
At December 31, 2000	3,534,441	3,892	317,564	2,695,270	329,828	187,887
At December 31, 2001	3,816,645	6,962	236,706	2,605,220	756,027	211,730
At December 31, 2002	3,575,502	3,115	183,511	2,452,873	934,470	1,534
At December 31, 2003	3,225,666	4,974	170,562	2,063,630	805,955	180,544

(1)
Includes 526,618,000 barrels of crude oil relating to the minority interests of Andina, S.A. Also includes 299,988,000 barrels of crude oil relating to the Indonesian companies excluded from the consolidated group as of December 31, 2001.

(2)
Includes 622,180,000 barrels of crude oil relating to the minority interests of Andina, S.A.

(3)
Includes 606,408,000 barrels of crude oil relating to the minority interests of Andina, S.A.

Current value of future net revenues

        The estimate of future net revenues was performed in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the

accounting principles laid down by the Financial Accounting Standards Board which govern stock market information practices in the U.S.A.. The method to be applied is the impartiality or fairness method and is the result of applying current oil and gas prices (considering price changes only by contractual agreement) to estimated future production of proved reserves of oil and gas as of the date of the last balance sheet filed, less the estimated future costs (based on current costs) to develop and produce proved reserves, assuming the continuation of current economic conditions.

        Future production costs were estimated on the basis of actual costs borne in 2002 and 2003. Future development costs were calculated on the basis of technical studies conducted by REPSOL YPF and by the operators holding joint title with REPSOL YPF. The taxes projected for each of the future years were determined by applying the nominal tax rate applicable, reduced by the tax benefits available to the Company in each of the years. The interest rate used to discount the future net revenues was 10%.

        The present value of the future net revenues calculated as described above is not intended to be interpreted, and should not be interpreted, as the fair value of the Group's oil and gas reserves. An estimation of the fair value of these reserves should also include the future exploitation of reserves not yet classified as proved reserves, possible changes in future prices and costs and a discount rate which represents the value of money over time at the calculation date and the uncertainties inherent in estimating the reserves.

        The following table shows the present value of the future net revenues relating to proved oil and gas reserves, calculated on the basis of the aforementioned assumptions.

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At December 31, 2001
Future cash flows	63,876	1,517	4,899	34,333	17,509	5,618
Future production and development costs	(25,942)	(723)	(1,657)	(11,623)	(8,224)	(3,715)

Future net cash flows before income taxes	37,934	794	3,242	22,710	9,285	1,903
Future income tax expense	(11,184)	(115)	(873)	(6,653)	(2,755)	(788)

Future net cash flows after income taxes	26,750	679	2,369	16,057	6,530	1,115
Effect of discounting at 10%	(12,991)	(518)	(1,006)	(7,165)	(3,852)	(450)

Standardized measure	13,759	161	1,363	8,892	2,678	665

At December 31, 2002
Future cash flows	65,827	1,234	5,824	38,364	19,950	455
Future production and development costs	(20,000)	(467)	(1,476)	(9,675)	(8,112)	(270)

Future net cash flows before income taxes	45,827	767	4,348	28,689	11,838	185
Future income tax expense	(15,141)	(122)	(1,024)	(9,389)	(4,516)	(90)

Future net cash flows after income taxes	30,686	645	3,324	19,300	7,322	95
Effect of discounting at 10%	(14,370)	(544)	(1,428)	(8,248)	(4,116)	(34)

Standardized measure	16,316	101	1,896	11,052	3,206	61

At December 31, 2003
Future cash flows	57,133	390	4,570	29,854	22,044	275
Future production, development and abandonment costs	(17,019)	(236)	(1,221)	(8,213)	(7,223)	(126)

Future net cash flows before income taxes	40,114	154	3,349	21,641	14,821	149
Future income tax expense	(14,057)	(22)	(727)	(6,957)	(6,298)	(53)

Future net cash flows after income taxes	26,057	132	2,622	14,684	8,523	96
Effect of discounting at 10%	(11,873)	(39)	(1,026)	(5,982)	(4,777)	(49)

Standardized measure(*)	14,184	93	1,596	8,702	3,746	47

(*)
Includes €557 millions relating to the minority interests of Andina, S.A.

Changes in the standardized measure of discounted future net cash flows

        The detail of the changes in the standardized measure of discounted future net cash flows for 2003, 2002 and 2001 is as follows:

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Balance as of December 31, 2000	18,000	180	2,406	12,671	1,857	886
Oil and gas sales, net of production costs	(4,010)	(74)	(272)	(3,000)	(374)	(290)
Net variation in selling prices	(7,764)	(32)	(502)	(5,240)	(1,634)	(356)
Development costs incurred during the year	1,296	43	40	832	278	103
Purchases/(Sales) of reserves	(245)	—	(647)	(204)	606	—
Changes in reserve quantities	1,650	37	(93)	1,109	398	199
Changes in production, development and abandonment costs	(1,024)	(14)	2	(635)	(206)	(171)
Net change in taxes and charges	2,855	6	276	1,757	652	164
Accretion of discount	3,001	15	153	1,602	1,101	130
Net variation	(4,241)	(19)	(1,043)	(3,779)	821	(221)

Balance as of December 31, 2001	13,759	161	1,363	8,892	2,678	665

Oil and gas sales, net of production costs	(3,365)	(44)	(235)	(2,696)	(387)	(3)
Net variation in selling prices	8,166	(12)	840	6,146	1,159	33
Development costs incurred during the year	1,025	1	54	644	325	1
Purchases/(Sales) of reserves	(117)	—	—	—	12	(129)
Changes in reserve quantities	844	(43)	31	591	265	—
Changes in future production, development and abandonment costs	(664)	21	(51)	(160)	(460)	(14)
Net change in taxes and charges	(3,109)	6	(224)	(2,226)	(649)	(16)
Accretion of discount	(223)	11	118	(139)	263	(476)
Net variation	2,557	(60)	533	2,160	528	(604)

Balance as of December 31, 2002	16,316	101	1,896	11,052	3,206	61

Oil and gas sales, net of production costs	(2,956)	(21)	(243)	(2,273)	(418)	(1)
Net variation in selling prices	(263)	19	4	(189)	(117)	20
Development costs incurred during the year	741	—	55	488	188	10
Purchases/(Sales) of reserves	1,051	4	6	—	1,041	—
Changes in reserve quantities	364	28	164	233	(36)	(25)
Changes in future production, development and abandonment costs	(578)	(14)	(96)	(499)	49	(18)
Net change in taxes and charges	487	(13)	(11)	381	126	4
Accretion of discount	(978)	(11)	(179)	(491)	(293)	(4)
Net variation	(2,132)	(8)	(300)	(2,350)	540	(14)

Balance as of December 31, 2003(*)	14,184	93	1,596	8,702	3,746	47

(*)
Includes €557 millions relating to the minority interests of Andina.

EXHIBIT I

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

							Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method		% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Repsol Petróleo, S.A.	Spain	Repsol YPF, S.A.		Refining	G.I.		99.97	99.97	217.64	526.78	218.10	(180.77)	781.52	613.12
Repsol YPF Lubricantes y Especialidades, S.A.	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Distribution and marketing of by- productos	G.I.		99.97	100	5.38	21.93	13.49	—	40.80	5.49
Estasur, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Distribution and marketing of lubricants	E.M.		99.97	100	0.15	0.89	0.84	—	1.88	1.24
Euroboxes, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Operation of workshops and other activities	E.M.		99.94	100	0.06	*	*	—	0.08	0.06
Gerpesa	Spain	Repsol YPF Lubricantes y Especialidades, S.A.		Other business activities	E.M.		99.97	100	0.14	0.37	*	—	0.52	0.27
Repsol Eléctrica de Distribución, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A.	Electric power and distribution supply	E.M.		99.97	100	0.06	0.80	0.39	—	1.25	0.06
Asfaltos Españoles, S.A.	Spain	Repsol Petróleo, S.A.		Asphalts	E.M.		49.99	50.00	8.53	8.19	0.92	(0.50)	8.57	8.60
Repsol YPF Trading y Transportes, S.A. (RYTTSA)	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Trading of oil products	G.I.		100	100	0.10	0.20	39.45	—	39.75	0.10
RYTTSA Singapur	Cayman Islands	Repsol YPF Trading y Transportes, S.A.		Trading of oil products	G.I.		100	100	0.05	0.49	0.20	—	0.74	0.12
Repsol Overzee Finance, B.V.	Netherlands	Repsol YPF, S.A.		Portfolio Company	G.I.		100	100	*	(16.08)	(4.76)	—	(20.84)	0.00
Atlantic 2/3 Holdings, Llc.	Trinidad & Tobago	Repsol Overzee Finance, B.V.		Portfolio Company	E.M.		25.00	25.00	110.52	(0.00)	—	—	27.63	27.60
Atlantic 2/3 Company of Trinidad & Tobago	Trinidad & Tobago	Atlantic 2/3 Holidngs, Llc.		Gas supply and logistics	G.I.	(6)	25.00	100	110.52	(29.68)	52.25	—	133.08	110.32

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Repsol Butano, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	L.P.G. distribution	G.I.	100	100	58.70	121.70	73.78	—	254.18	87.05
Repsol Maroc	Morocco	Repsol Butano, S.A.		Marketing of gas	E.M.	99.88	100	1.35	(1.05)	(0.31)	—	(0.01)	0.00
National Gaz	Morocco	Repsol Maroc		Marketing of gas	E.M.	99.86	100	0.45	0.63	0.20	—	1.28	4.87
Repsol YPF Gas, S.A.	Argentina	Repsol Butano, S.A.		Marketing of gas	G.I.	85.00	85.00	21.85	0.79	5.92	—	24.28	30.10
Comsergas	Argentina	Repsol YPF Gas, S.A.		Gas cylinder repair	G.I.	52.70	62.00	0.56	0.01	0.07	—	0.40	0.84
Gas Austral, S.A.	Argentina	Repsol YPF Gas, S.A.		Marketing of gas	E.M.	42.50	50.00	*	—	0.67	—	0.34	0.16
Mejorgas, S.A.	Argentina	Repsol YPF Gas, S.A.	Poligas Luján, S.A.	Marketing of gas natural	E.M.	75.73	100	0.27	—	(0.67)	—	(0.40)	0.00
Duragas, S.A.	Ecuador	Repsol Butano, S.A.		LPG distribution and marketing	G.I.	100	100	5.83	2.09	1.17	—	9.08	21.20
Autogas, S.A.	Ecuador	Duragas, S.A.		LPG marketing	G.I.	60.36	60.36	0.99	0.17	(0.14)	—	0.62	0.69
Semapesa	Ecuador	Repsol Butano, S.A.		Personnel and maintanance services	G.I.	100	100	0.05	0.69	(0.18)	—	0.56	0.35
Repsol Butano Chile, S.A.	Chile	Repsol Butano, S.A.	YPF S.A.	Portfolio Company	G.I.	100	100	127.24	—	3.48	—	130.72	120.86
Repsol YPF Gas Chile, Ltda.	Chile	Repsol Butano Chile, S.A.	OPESSA	Portfolio Company	G.I.	100	100	135.66	(8.42)	3.48	—	130.72	130.72

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Empresas Lipigas, S.A.	Chile	Repsol YPF Gas Chile, Ltda.		LPG marketing	P.I.	45.00	45.00	72.99	(3.11)	23.45	(16.01)	34.79	34.79
Repsol YPF Comercial del Perú, S.A.	Peru	Repsol Butano, S.A.		LPG marketing	G.I.	99.61	99.61	45.25	(16.59)	3.78	—	32.32	68.17
Limagás, S.A.	Peru	Repsol YPF Comercial Perú, S.A.		LPG distribution	E.M.	29.85	29.97	3.51	3.32	0.46	—	2.18	2.73
Repsol YPF Comercial de la Amazonía, SAC	Peru	Repsol YPF Comercial Perú, S.A.	Grupo Repsol YPF del Perú	LPG distribution	G.I.	100	100	0.11	—	(0.12)	—	(0.01)	0.11
Repsol YPF GLP de Bolivia, S.A.	Bolivia	Repsol Butano, S.A.	R. YPF E&P de Bolivia, S.A./R. YPF Bolivia, S.A.	LPG marketing	G.I.	100	100	2.02	—	6.09	—	8.11	1.71
Repsol YPF Gas de Bolivia, S.A.	Bolivia	Repsol YPF GLP de Bolivia, S.A.	Repsol YPF E&P de Bolivia, S.A.	LPG marketing	G.I.	51.00	51.00	0.15	3.51	1.19	—	2.48	2.44
Repsol France	France	Repsol Butano, S.A.	Repsol Química, S.A./Repsol YPF, S.A.	LPG distribution and marketing	E.M.	100	100	1.30	(1.40)	(1.30)	—	(1.40)	0.00
Repsol Gas Brasil, S.A.	Brazil	Repsol Butano, S.A.	Repsol YPF Brasil, S.A.	LPG marketing	E.M.	100	100	1.45	—	(0.14)	—	1.31	1.33
Repsol Portugal Gas de Petróleo Liquefeito, S.A.	Portugal	Repsol Butano, S.A.	R. YPF Lubricantes y Especialidades	LPG distribution and marketing	G.I.	100	100	0.10	10.60	0.50	—	11.20	10.87
Repsol Comercial de Productos Petrolíferos, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A./PETRONOR	Marketing of oil products	G.I.	96.65	100	334.76	515.54	113.00	(35.59)	933.34	209.79
Gasóleos y Lubricantes, GASOLUBE, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	E.M.	96.65	100	0.06	0.21	0.22	—	0.49	0.44
Gasolube Noroeste, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	E.M.	96.65	100	0.10	(0.03)	0.32	—	0.39	1.75

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Gasolube Andalucía, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	E.M.	96.65	100	*	—	0.05	—	0.05	0.86
Gasolube Castilla y León, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	E.M.	96.65	100	0.04	0.03	0.16	—	0.23	0.29
CAMPSARED	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Operation and management of service stations	G.I.	96.65	100	8.41	18.00	25.91	—	52.33	34.26
Sociedad Catalana de Petrolis, S.A. (PETROCAT)	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Distribution and marketing of oil products	E.M.	43.69	45.00	15.09	(6.49)	0.33	—	4.02	4.85
Air Miles España, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Management of "Travel Club" membership card	E.M.	21.75	22.50	0.25	0.35	(0.00)	—	0.13	0.02
Carburants i Derivats, S.A. (CADESA)	Andorra	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution of oil-by products	E.M.	32.14	33.25	0.12	0.09	0.08	—	0.10	0.04
Hinia, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF Lubricantes y Especialidades, S.A.	Distribution and marketing of oil products	E.M.	96.68	100	0.60	2.57	0.66	—	3.83	1.07
Autoclub Repsol S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Automotive services	E.M.	57.99	60.00	3.00	3.12	(0.26)	—	3.52	3.67
Euro 24, S.L.	Spain	Autoclub Repsol S.L.		Road assistance	E.M.	57.99	100	0.03	*	0.10	—	0.13	0.07
Autoclub Repsol Services S.L.	Spain	Autoclub Repsol S.L.		Retailing of oil products	E.M.	57.99	100	*	*	*	—	*	*
Autoclub Repsol Correduría de Seguros S.L.	Spain	Autoclub Repsol S.L.		Insurance troker	E.M.	57.99	100	*	—	(0.13)	—	(0.13)	0.00
Asiru, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	E.M.	96.65	100	1.14	0.29	0.06	—	1.49	1.40

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

							Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method		% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Noroil, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	PETRONOR	Distribution and marketing of oil products	E.M.		67.66	70.00	1.51	0.30	0.07	—	1.32	1.06
Solred, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF, S.A.	Management of means of payment at serv. stations	G.I.		96.65	100	7.28	6.30	8.92	—	22.50	7.76
Gestión de Puntos de Venta, Gespevesa, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Mark. of prod. at serv. st. and convenience stores	E.M.		48.33	50.00	5.41	1.84	0.55	—	3.90	2.70
Terminales Canarios, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	E.M.		48.33	50.00	20.82	1.20	0.26	—	11.14	10.41
Compañía Logística de Hidrocarburos CLH, S.A.	Spain	Repsol YPF, S.A.	PETRONOR	Transport and storage of oil products	E.M.		24.25	25	84.07	141.63	83.91	(59.55)	62.52	121.25
CLH Aviación, S.A.	Spain	CLH		Transport and storage of oil products	G.I.	(6)	24.25	100	21.00	16.98	2.88	—	40.86	31.70
Petróleos del Norte, S.A. (PETRONOR)	Spain	Repsol YPF, S.A.		Refining	G.I.		85.98	85.98	120.50	293.40	83.42	(57.60)	378.07	257.97
Asfalnor, S.A.	Spain	PETRONOR		Distrib. and marketing of asphalt products	G.I.		85.98	100	0.10	—	—	—	0.10	0.10
Repsol Exploración, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Oil and gas exploration and production	G.I.		100	100	24.62	504.72	214.37	(210.00)	533.71	258.37
Repsol Exploración Trinidad, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.		100	100	1.81	13.39	(0.18)	—	15.02	15.01
Repsol YPF Cuba, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.		100	100	1.94	(0.65)	(2.39)	—	(1.10)	0.00
Repsol Exploración Colombia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.		100	100	1.94	(0.65)	(3.89)	—	(2.60)	0.00

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Repsol Exploración Argelia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	3.97	201.84	71.08	(50.15)	226.74	117.36
Repsol Exploración Murzuq, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	7.83	299.26	128.19	(100.02)	335.26	393.18
Repsol Oil Operations AG	Switzerland	Repsol Exploración Murzuq, S.A.		Oil and gas exploration and production	E.M.	40.00	40.00	0.06	0.03	0.36	—	0.18	*
Repsol Inco AG	Switzerland	Repsol Exploración Murzuq, S.A.		Oil and gas exploration and production	E.M.	40.00	40.00	0.07	0.31	—	—	0.15	*
Repsol YPF Ecuador, S.A.	Spain	Repsol Exploración, S.A.	Repsol Petróleo, S.A.	Oil and gas exploration and production	G.I.	100	100	4.74	199.07	(155.27)	—	48.54	48.54
Repsol YPF OCP de Ecuador, S.A.	Spain	Repsol YPF Ecuador, S.A.	Repsol Exploración Tobago, S.A.	Portfolio Company	G.I.	100	100	0.06	(0.02)	(5.40)	—	(5.36)	0.00
Repsol Exploración Securé, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	1.87	(0.62)	(1.05)	—	0.20	0.20
Repsol Exploración Perú, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	0.67	(0.22)	(3.82)	—	(3.37)	0.00
Repsol YPF Oriente Medio, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	0.18	(0.06)	(3.51)	—	(3.39)	0.00
Repsol Exploración Kazakhstán, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	0.18	(0.06)	(0.98)	—	(0.86)	0.00
Repsol Exploración Tobago, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	0.18	(0.06)	(0.30)	—	(0.18)	0.00
Repsol YPF Eléctrica de Brasil, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	0.18	0.03	0.87	—	1.08	1.00

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Repsol Exploración Azerbaiyan, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	0.07	(0.02)	(0.29)	—	(0.24)	0.00
Repsol Exploración Venezuela, B.V.	Netherlands	Repsol Exploración, S.A.		Oil and gas exploration and production	G.I.	100	100	272.71	(277.78)	36.84	—	31.77	39.47
Repsol YPF Venezuela, S.A.	Venezuela	Repsol Exploración Venezuela, B.V.		Oil and gas exploration and production	G.I.	100	100	13.09	(83.62)	40.97	—	(29.56)	0.00
Repsol Exploración Guinea, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.	100	100	0.07	61.36	(1.33)	—	60.10	41.36
BPRY Caribbean Ventures LLC	Trinidad & Tobago	Repsol Exploración, S.A.		Portfolio Company	P.I.	30.00	30.00	971.77	(23.44)	358.01	—	391.90	1,293.48
BP Amoco Trinidad & Tobago	Trinidad & Tobago	BPRY Caribbean Ventures LLC		Oil and gas exploration and production	P.I.	30.00	100	286.24	82.92	430.52	(357.30)	442.38	286.24
Dubai Marine Areas, Ltd. (DUMA)	U.K.	Repsol Exploración, S.A.		Oil and gas exploration and production	P.I.	50.00	50.00	0.07	131.89	(5.38)	—	63.29	11.25
Repsol Investigaciones Petrolíferas, S.A.	Spain	Repsol Exploración, S.A.		Oil and gas exploration and production	G.I.	100	100	225.89	307.95	(0.74)	—	533.10	530.39
Repsol YPF Perú, BV	Netherlands	Repsol YPF, S.A.		Portfolio Company	G.I.	100	100	99.47	48.49	5.08	—	153.05	168.40
Grupo Repsol YPF del Perú, S.A.C.	Peru	Repsol YPF Perú, B.V.		Portfolio Company	G.I.	100	100	0.40	0.17	(0.04)	—	0.53	0.40
Refinería La Pampilla, S.A.	Peru	Refinadores de Perú, S.A.		Refining	G.I.	50.29	50.29	116.68	22.47	3.72	—	71.85	102.55
Repsol Comercial, S.A.C.	Peru	Repsol YPF Perú, B.V.		Marketing of fuels	G.I.	100	100	24.78	(0.57)	0.12	—	24.32	25.32

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

							Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method		% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Repsol YPF Comercial del Ecuador, S.A.	Ecuador	Repsol YPF, S.A.		Marketing of oil and gas	G.I.		100	100	55.49	(14.67)	1.96	—	42.78	42.82
Combustibles Industriales Oil Trader, S.A.	Ecuador	Repsol YPF Comercial Ecuador, S.A.		Marketing of oil and gas	G.I.		100	100	4.05	(2.88)	(0.86)	—	0.31	4.12
Repsol International Finance B.V.	Netherlands	Repsol YPF, S.A.		Finance and holding company	G.I.		100	100	282.79	531.55	22.59	—	836.93	564.04
Repsol LNG Port of Spain, BV	Netherlands	Repsol International Finance, B.V.		Portfolio Company	G.I.		100	100	*	39.71	24.87	—	64.58	*
Atlantic 1 Holdings, LLC	Trinidad & Tobago	Repsol LNG Port of Spain, BV		Portfolio Company	E.M.		20.00	20.00	193.53	—	126.98	(126.98)	38.71	38.70
Atlantic LNG	Trinidad & Tobago	Atlantic 1 Holdings, LLC		Gas supply and logistics	G.I.	(6)	20.00	100	193.53	35.00	175.16	(126.98)	276.71	193.65
Repsol International Capital	Cayman Islands	Repsol International Finance, B.V.		Finance	G.I.		100	100	0.66	(94.98)	(44.74)	—	(139.06)	0.70
Repsol Investeringen, BV	Netherlands	Repsol International Finance, B.V.		Finance	G.I.		100	100	*	*	*	—	*	*
Repsol Netherlands Finance, BV	Netherlands	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Finance	G.I.		100	100	*	55.82	(5.96)	—	49.86	*
Repsol YPF Capital, S.L.	Spain	Repsol International Finance, B.V.	Repsol YPF, S.A.	Portfolio Company	G.I.		100	100	463.77	*	54.16	—	517.92	375.72
CAVEANT	Argentina	Repsol YPF Capital, S.L.	Repsol YPF, S.A.	Finance	G.I.		100	100	2.83	66.35	18.72	—	87.90	92.10
Gaviota RE	Luxembourg	Repsol International Finance, B.V.	Repsol YPF, S.A.	Reinsurance	G.I.		100	100	1.80	—	—	—	1.80	1.80

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Cormorán RE	Luxembourg	Repsol International Finance, B.V.	Repsol YPF, S.A.	Reinsurance	G.I.	100	100	1.50	—	—	—	1.50	1.32
Repsol (UK) Ltd.	U.K.	Repsol International Finance, B.V.		Portfolio Company	E.M.	100	100	19.83	(18.41)	—	—	1.42	1.39
Repsol Occidental Corporation	U.S.A.	Repsol International Finance, B.V.		Oil and gas exploration and production	P.I.	25.00	25.00	0.32	44.47	57.57	(92.90)	2.37	12.61
Repsol Química, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	petrochemicals	G.I.	100	100	60.50	62.30	(50.76)	—	72.04	103.90
Polidux, S.A.	Spain	Repsol Química, S.A.	Repsol YPF, S.A.	petrochemicals	G.I.	100	100	17.40	(1.60)	(1.50)	—	14.30	13.50
Repsol Bronderslev A/S	Denmark	Repsol Química, S.A.		Chemicals	E.M.	100	100	3.10	5.20	0.30	—	8.60	4.80
Repsol Polívar, SPA	Italy	Repsol Bronderslev, A/S		petrochemicals	E.M.	100	100	0.50	(0.40)	0.20	—	0.30	0.00
General Química, S.A.	Spain	Repsol Química, S.A.	Repsol Investigaciones Petrolíferas S.A.	Chemicals	G.I.	100	100	3.00	37.60	2.00	—	42.60	27.60
Cogeneración Gequisa, S.A.	Spain	General Química, S.A.		Electricity cogeneration	E.M.	39.00	39.00	1.80	2.00	0.40	—	1.64	1.50
Dynasol Elastómeros, S.A.	Spain	Repsol Química, S.A.		Production of synhtetic rubber	P.I.	50.01	50.01	16.80	42.80	(1.30)	—	29.16	8.40
Dynasol Elastómeros, S.A. de C.V.	Mexico	Repsol Química, S.A.		Production and marketing of chemicals	E.M.	49.99	49.99	33.68	3.40	(3.25)	—	16.91	17.00
Dynasol Gestión, S.A.	Spain	Repsol Química, S.A.		Management of Dynasol Elastómetros	E.M.	50.00	50.00	0.10	0.20	—	—	0.15	0.00

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Repsol Portugal Petróleo e Derivados, Ltda.	Portugal	Repsol YPF, S.A.	R. YPF Lubricantes y Especialidades	Marketing of oil products	G.I.	100	100	43.40	60.60	(1.40)	—	102.60	98.32
Gespost	Portugal	Repsol Portugal Petróleo e Derivados, Ltda.		Marketing of oil products	G.I.	99.67	100	0.03	0.50	(0.50)	—	0.03	0.00
Repsol Italia	Italy	Repsol YPF, S.A.	R. YPF Lubricantes y Especialidades	Marketing of oil products	G.I.	100	100	1.90	0.40	0.70	—	3.00	3.00
Gas Natural SDG, S.A.(7)	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Marketing of gas	P.I.	27.15	27.15	447.88	3,479.19	512.34	(95.03)	1,179.50	632.74
Sagane, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas supply	P.I.	27.15	100	94.80	11.90	25.45	(11.77)	120.38	42.00
Europe Maghreb Pipeline, Ltd. (EMPL)	U.K.	Sagane, S.A.		Gas transmission	P.I.	19.71	72.60	0.09	94.27	59.52	—	111.72	74.50
Metragaz, S.A.	Morocco	Sagane, S.A.		Gas transmission	P.I.	19.64	72.33	3.44	0.89	0.66	—	3.61	2.87
Grupo Enagas, S.A.(5)	Spain	Gas Natural SDG, S.A.		Gas supply and transmission	E.M.	10.49	38.64	358.10	460.89	142.02	(28.65)	360.26	110.49
Sociedad de Gas de Euskadi, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution and transmission	E.M.	5.57	20.50	47.32	140.81	1.09	—	38.79	19.62
Gas Natural Soluciones S.L.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.I.	27.15	100	0.23	0.03	—	—	0.26	0.98
Kromschroeder, S.A.	Spain	Gas Natural SDG, S.A.		Meters	E.M.	11.54	42.52	0.66	10.49	0.41	—	4.92	3.55
Natural Energy, S.A.	Argentina	Kromschroeder, S.A.	La Propagadora del Gas, S.A.	Marketing of gas	P.I.	13.54	72.00	0.03	(0.05)	0.37	—	0.25	0.01

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Gas Natural Castilla y León, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.	24.46	90.10	6.33	77.37	12.89	—	87.02	6.29
Gas Natural Castilla La Mancha, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	P.I.	25.79	95.00	6.90	14.66	0.06	—	20.54	6.43
Gas Natural Distribución Eléctrica	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity distribution	P.I.	27.15	100.00	0.15		(0.00)		0.15	0.15
Gas Natural Rioja, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	P.I.	23.76	87.50	2.70	8.73	1.84	—	11.61	2.62
Gas Navarra, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	P.I.	24.43	89.99	3.60	25.10	21.26	—	44.96	15.61
Gas Galicia SDG, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	P.I.	16.83	62.00	32.65	2.41	1.11	—	22.42	26.15
Gas Natural La Coruña, S.A.	Spain	Gas Galicia SDG, S.A.		Gas distribution	P.I.	15.32	91.00	1.80	*	(0.55)	—	1.14	2.55
Gas Aragón, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	E.M.	9.50	35.00	5.89	15.05	6.80	—	9.71	2.95
La Propagadora del Gas, S.A.	Spain	Gas Natural SDG, S.A.	ESESA	Portfolio Company	P.I.	27.15	100	0.16	0.82	0.03	—	1.01	0.29
Gas Natural Informática, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Computer services	P.I.	27.15	100	19.92	4.86	(2.47)	—	22.30	19.95
Gas Natural Andalucía, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.	27.15	100	12.41	22.14	8.58	—	43.13	27.26
Compañía Auxiliar de Industrias Varias, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.I.	27.15	100	0.30	1.71	*	—	2.03	6.10

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
La Energía, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity cogeneration	P.I.	27.15	100	10.65	(0.17)	0.31	—	10.79	10.99
A.E. Sanitaria Vall d' Hebrón	Spain	La Energía, S.A.		Electricity cogeneration	P.I.	22.06	81.25	1.71	0.24	0.02	—	1.60	1.39
Sociedad de Tratamiento Hornillos S.L.	Spain	La Energía, S.A.		Electricity cogeneration	P.I.	21.72	80.00	1.25		*	—	1.00	1.00
UTE La Energía-SPA	Spain	La Energía, S.A.		Electricity cogeneration	P.I.	16.29	60.00	1.07	*	0.18	—	0.75	0.65
A.E.C.S. Hospital Trias i Pujol	Spain	La Energía, S.A.		Electricity cogeneration	P.I.	13.58	50.00	0.45	0.03	0.02	—	0.25	0.45
Gas Natural Comercializadora, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Retailing of gas and industrial electricity	P.I.	27.15	100	2.40	16.80	24.60	—	43.80	0.60
Invergas Puerto Rico	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio Company	P.I.	27.15	100	0.06	(0.01)	(0.20)	—	(0.15)	0.37
Buenergía Gas & Power Ltd.	Puerto Rico	Invergas Puerto Rico		Portfolio Company	P.I.	25.79	95.00	0.09	(78.83)	(2.04)	—	(76.75)	44.09
Ecoeléctrica Holding Ltd.	Puerto Rico	Buenergía Gas & Power LTD.		Portfolio Company	P.I.	12.90	50	31.62	(2.88)	—	—	14.37	29.25
Ecoeléctrica LP Ltd.	Puerto Rico	Ecoeléctrica Holding Ltd.	Ecoeléctrica Ltd.	Electricity production	P.I.	12.90	100	31.62	(27.15)	1.86	—	6.34	31.62
Ecoeléctrica Ltd.	Puerto Rico	Ecoeléctrica Holding Ltd.		Portfolio Company	P.I.	12.90	100	0.32	(0.03)	—	—	0.29	0.32
Gas Natural Servicios SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Retailing of domestic gas and electricity and management	P.I.	27.15	100	2.70	8.27	0.04	—	11.01	1.45

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
UTE GNS-Dalkia Energía	Spain	Gas Natural Services SDG, S.A.		Energy management	P.I.	13.58	50.00	*	(0.11)	(0.02)	—	(0.06)	*
Iradia Climatización AIE	Spain	Gas Natural Services SDG, S.A.	ESESA	Energy management	P.I.	27.15	100.00	0.31	0.06	*	—	0.38	0.31
Gas Natural Electricidad SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity production and retailing	P.I.	27.15	100	0.06	0.23	(0.25)	—	0.04	0.06
Gas Natural Trading SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Trading of gas	P.I.	27.15	100	0.06	6.46	72.58	—	79.10	0.06
Desarrollo del Cable, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Communications cable	P.I.	27.15	100	21.06	18.85	7.83	—	47.74	21.10
Equipos y Servicios, S.A. (ESESA)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.I.	27.15	100	0.12	0.14	(0.40)	—	(0.15)	0.29
Gas Natural Cantabria SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.	24.55	90.41	3.16	27.76	1.37	—	29.19	5.76
Gas Natural Murcia SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.	27.09	99.79	4.44	(1.18)	(0.85)	—	2.41	5.89
Gas Natural CEGAS	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.	24.55	90.42	10.53	56.91	3.26	—	63.93	20.18
Gas Natural Aprovisionamientos SDG, S.A.	Spain	Gas Natural SDG, S.A.	Sagane, S.A.	Gas Supply	P.I.	27.15	100	0.60	2.43	(49.44)	—	(46.41)	0.60
Gas Natural Finance, BV	Netherlands	Gas Natural SDG, S.A.		Portfolio Company	P.I.	27.15	100	0.02	1.69	0.41	—	2.12	*
Holding Gas Natural, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.I.	27.15	100	0.30	0.17	(0.00)	—	0.47	0.30

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
CEG Río, S.A.	Brazil	Gas Natural SDG, S.A.	Gas Natural Internacional SDG, S.A.	Marketing of gas	P.I.	10.39	38.26	6.24	(3.03)	2.77	(1.30)	1.79	75.66
Companhia Distribuidora de Gas do Río de Janeiro	Brazil	Gas Natural SDG, S.A.	Gas Natural Internacional SDG, S.A.	Gas distribution	P.I.	7.81	28.77	42.50	(30.87)	6.36	(2.67)	4.41	209.99
Gas Natural Sao Paulo Sul, S.A.	Brazil	Gas Natural, SDG, S.A.		Gas distribution	P.I.	27.15	100	346.37	(193.05)	(10.09)	—	143.23	346.42
Gas Natural International, Ltd.	Irlanda	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio Company	P.I.	27.15	100	25.36	12.50	0.53	—	38.39	25.37
Gas Natural Internacional SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio Company	P.I.	27.15	100	349.50	(54.05)	(23.46)	—	271.98	374.04
Invergas, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio Company	P.I.	19.55	72	42.24	(0.90)	(0.09)	—	29.70	60.19
Gas Natural Ban, S.A.	Argentina	Invergas, S.A.	Gas Natural Argentina SDG, S.A.	Gas distribution	P.I.	13.69	70.00	185.85	(179.96)	35.38	—	28.89	191.00
Gas Natural Argentina SDG, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio Company	P.I.	19.55	72.00	104.27	(73.55)	(0.03)	—	22.10	72.96
Gas Natural do Brasil	Brazil	Gas Natural Internacional, SDG, S.A.		Electricity production and retailing	P.I.	27.15	99.99	0.59	(0.75)	(0.27)	—	(0.43)	0.59
Serviconfort Brasil, S.A.	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural do Brasil, S.A.	Services	P.I.	27.15	99.99	1.65	(0.39)	0.19	—	1.44	1.71
Gas Natural México, S.A. de CV	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Gas distribution	P.I.	23.55	86.75	469.81	(236.22)	(7.28)	—	196.32	302.22
Servicios de Energía de México, S.A. de CV	Mexico	Gas Natural México, S.A. de CV	Sistemas Administración y Services, S.A. de C.V.	Portfolio Company	P.I.	23.55	100	147.69	(67.18)	(2.24)	—	78.28	121.93

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Comercializadora Metrogas	Mexico	Services de Energía de México, S.A. de CV	Gas Natural México, S.A. de C.V.	Gas distribution	P.I.	23.55	100	84.49	(56.65)	(2.30)	—	25.55	81.52
Adm. Servicios Energía México, S.A. de CV	Mexico	Services de Energía de México, S.A. de CV	Gas Natural México, S.A. de C.V.	Services	P.I.	23.55	100	*	(0.34)	*	—	(0.32)	0.08
Energía y Confort Admón. de Personal, S.A. de CV	Mexico	Gas Natural México, S.A. de CV		Services	P.I.	23.55	100	*	*	0.05	—	0.07	*
Gas Natural Servicios, S.A. de C.V.	Mexico	Gas Natural México, S.A. de CV		Services	P.I.	23.55	100	6.12	(4.73)	1.15	—	2.54	5.79
Transnatural RL de CV.	Mexico	Gas Natural México, S.A. de CV		Transmission and marketing of gas	P.I.	11.78	50.00	5.11	(2.98)	(1.84)	—	0.15	5.23
CH4 Energía, S.A de CV.	Mexico	Gas Natural México, S.A. de CV		Transmission and marketing of gas	P.I.	11.78	50.00	0.31	*	(0.31)	—	0.00	0.26
Gas Natural Vendita Italia, S.p.a.	Italy	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Marketing of gas	P.I.	27.15	100.00	2.10	(0.07)	1.59	—	3.62	2.10
Gas Natural Distribuzione Italia, S.p.a.	Italy	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Portfolio Company	P.I.	27.15	100.00	0.12	—	—	—	0.12	0.12
Sistemas Administración y Servicios, S.A. de CV	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Services	P.I.	23.62	87.00	*	0.17	*	—	0.16	*
Natural Services, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Gas cylinder repair	P.I.	21.53	79.31	2.31	(1.76)	0.20	—	0.60	1.73
Serviconfort Colombia	Colombia	Gas Natural Internacional, SDG, S.A.		Services	P.I.	25.79	94.99	0.22	0.04	0.15	—	0.39	0.23
Gas Natural, S.A. ESP	Colombia	Gas Natural Internacional, SDG, S.A.		Gas distribution	P.I.	16.03	59.06	23.80	109.42	13.87	—	86.87	193.53

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Gas Natural Cundiboyacense, S.A. ESP	Colombia	Gas Natural, S.A. ESP		Gas distribution	P.I.	12.42	77.45	1.13	1.46	0.98	—	2.76	1.61
Proinvergas, S.A.	Colombia	Gas Natural, S.A. ESP		Portfolio Company	P.I.	8.74	54.50	3.64	5.56	(0.09)		4.97	3.84
Gasoriente, S.A. ESP	Colombia	Gas Natural, S.A. ESP		Gas distribution	P.I.	8.74	54.50	7.97	22.58	4.65	—	19.18	73.63
Gases de Barrancabermeja, S.A. ESP	Colombia	Gasoriente, S.A. ESP		Gas distribution	P.I.	8.74	99.99	1.16	3.51	0.04	—	4.70	10.02
Portal Gas Natural	Spain	Gas Natural SDG, S.A.		E-Business	P.I.	17.15	63.16	7.98	(0.28)	(0.53)	—	4.53	7.20
Portal del instalador, S.A.	Spain	Portal Gas Natural	Repsol YPF, S.A.	Services	P.I.	22.86	85.00	1.29	(0.02)	(0.11)	—	0.98	0.97
Torre Marenostrum, S.A.	Spain	Gas Natural SDG, S.A.		Real Estate	E.M.	12.22	45.00	5.33	15.89	(0.10)	—	9.51	9.60
Proyectos Integrados Energéticos, S.A.	Spain	Repsol YPF, S.A.			G.I.	100	100	24.04	0.11	2.93	—	26.97	24.00
YPF, S.A. (7)	Argentina	Repsol YPF, S.A.	Repsol YPF Capital/ CAVEANT/R.Exploración	Oil and gas exploration and production	G.I.	99.04	99.04	4,321.83	1,157.06	1,351.90	—	6,765.22	12,147.67
YPF International, S.A.	Bolivia	YPF, S.A.	Repsol YPF Bolivia/Repsol YPF E&P Bolivia	Portfolio Company	G.I.	99.04	100	189.77	(87.67)	(9.83)	—	92.28	92.28
YPF South Sokang, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.	99.04	100	*	(0.52)	(0.37)	—	(0.88)	(0.88)
YPF Energy Holdings N.V.	Neth. Antilles	YPF International, S.A.		Portfolio Company	G.I.	99.04	100	333.40	(270.34)	1.58	—	64.64	64.64
YPF Jambi Merang, B.V.	Netherlands	YPF International, S.A.		Oil and gas exploration and production	G.I.	99.04	100	6.34	11.32	(0.28)	—	17.38	17.38

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
YPF Ecuador Inc.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.	99.04	100	0.81	(0.81)	—	—	0.00	0.00
Greenstone Assurance, Ltd.	Bermuda Islands	YPF International, S.A.		Reinsurance	G.I.	99.04	100	13.33	20.63	(0.13)	—	33.83	33.83
YPF Malaysia, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.	99.04	100	*	(5.82)	(10.29)	—	(16.10)	(16.10)
YPF Indonesia, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.	99.04	100	6.34	3.98	(0.42)	—	9.90	9.90
Maxus Guyana, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.	99.04	100	*	(2.43)	(0.21)	—	(2.64)	(2.64)
YPF Holdings Inc.	U.S.A.	YPF, S.A.		Portfolio Company	G.I.	99.04	100	433.00	(356.41)	(41.38)	—	35.21	35.21
CLH Holdings	U.S.A.	YPF Holdings Inc.		Finance	G.I.	99.04	100	40.14	(92.78)	(10.73)	—	(63.37)	(63.37)
Tierra Solutions Inc.	U.S.A.	CLH Holdings		Other business activities	G.I.	99.04	100	40.14	(92.78)	(10.73)	—	(63.37)	(63.37)
Maxus Energy Corporation	U.S.A.	YPF Holdings Inc.		Oil and gas exploration and production	G.I.	99.04	100	277.29	(101.98)	(24.59)	—	150.72	22.14
Maxus US Exploration Co.	U.S.A.	Maxus Energy Corporation		Oil and gas exploration and production	G.I.	99.04	100	1.48	(50.07)	(16.08)	—	(64.67)	(64.67)
Midgard Energy Co.	U.S.A.	Maxus Energy Corporation		Oil and gas exploration and production	G.I.	99.04	100	197.44	(111.25)	10.98	—	97.17	97.17
Diamond Gateway Coal Co.	U.S.A.	Maxus Energy Corporation		Other business activities	G.I.	99.04	100	(3.41)	0.82	(0.08)	—	(2.67)	(2.67)

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Wheeling Gateway	U.S.A.	Maxus Energy Corporation		Other business activities	G.I.	99.04	100	(5.60)	0.37	(0.25)	—	(5.48)	(5.48)
Gateway Coal	U.S.A.	Wheeling Gateway	Diamond Gateway Coal	Other business activities	G.I.	99.04	100	—	*	—	—	—	*
Ryttsa USA Inc.	U.S.A.	YPF Holdings Inc.		Retailing of oil products	G.I.	99.04	100	22.56	14.48	4.67	—	41.72	41.72
Global Companies LLc.(4)	U.S.A.	Ryttsa USA Inc.		Retailing of oil products	P.I.	50.51	51.00	—	25.84	12.94	(4.75)	17.36	17.27
Compañía Mega	Argentina	YPF, S.A.		Gas fractionation	P.I.	37.64	38.00	161.42	(1.05)	104.13	—	100.51	100.40
Operadora de Estaciones de Servicio, S.A. OPESSA	Argentina	YPF, S.A.	Repsol YPF Gas, S.A.	Marketing of oil and gas	G.I.	98.90	99.85	94.92	(65.79)	4.37	—	33.45	33.49
Oiltanking Ebytem, S.A.	Argentina	YPF, S.A.		Oil and gas transportation and storage	E.M.	29.71	30.00	9.29	(5.48)	11.56	—	4.61	4.68
A&C Pipeline Holding	Cayman Islands	YPF, S.A.		Finance	E.M.	17.83	18.00	0.24	—	*	—	0.04	0.00
Oleoducto Transandino Argentino	Argentina	A&C Pipeline Holding		Oil pipeline construction and operation	E.M.	17.83	100	0.32	7.42	0.59	—	8.33	7.94
Oleoducto Transandino Chile	Chile	A&C Pipeline Holding		Oil pipeline construction and operation	E.M.	17.83	100	0.27	*	10.98	(6.55)	4.71	6.16
Gasoducto del Pacífico Argentina, S.A.	Argentina	Gasoducto Pacífico Cayman, S.A.		Construction and operation of a gas pipeline	E.M.	8.67	8.75	98.31	(18.55)	0.89	—	7.06	8.10
Petroken Petroquímica Ensenada, S.A.	Argentina	YPF, S.A.		Manufacturing and marketing of petrochemicals	E.M.	49.52	50.00	88.25	6.16	17.53	—	55.97	55.63

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
PBB Polisur	Argentina	YPF, S.A.		Manufacturing and marketing of petrochemicals	E.M.	27.73	28.00	36.43	25.05	80.87	—	39.86	39.84
Profertil	Argentina	YPF, S.A.		Manufacture and sale of gas products	P.I.	49.52	50.00	281.11	(78.10)	88.79	—	145.90	145.87
Refinerías del Norte, S.A. (REFINOR)	Argentina	YPF, S.A.		Refining and marketing of oil products	P.I.	49.52	50.00	88.01	28.41	23.06	—	69.74	65.79
Terminales Marítimas Patagónicas, S.A.	Argentina	YPF, S.A.		Logistics of oil by-products	E.M.	32.83	33.15	11.40	32.02	6.54	—	16.56	16.59
Oleoductos del Valle, S.A. (OLDELVAL)	Argentina	YPF, S.A.		Logistics of oil by-products	E.M.	36.64	37.00	87.36	23.56	(4.63)	—	39.33	39.05
Gas Argentino, S.A. (GASA)	Argentina	YPF, S.A.		Portfolio Company	E.M.	44.89	45.33	245.08	(357.01)	9.87	—	(46.27)	0.00
Metrogas, S.A.	Argentina	Gas Argentino, S.A. (GASA)		Gas distribution	E.M.	31.42	70.00	451.75	(506.01)	6.10	—	(33.71)	0.00
Poligas Luján, S.A.	Argentina	YPF, S.A.		Bottling, transmission and marketing of LPG	G.I.	50.01	50.49	*	*	*	—	*	*
A.P.D.C.	Cayman Islands	YPF, S.A.		Oil and gas exploration and production	G.I.	99.04	100	23.89	(12.63)	—	—	11.26	11.27
Enerfín, S.A.	Uruguay	YPF, S.A.		Finance	G.I.	99.04	100	*	*	*	—	*	*
Astra Evangelista, S.A.	Argentina	YPF, S.A.	A.P.D.C.	Engineering and construction	G.I.	99.04	100	6.90	12.39	3.02	—	22.31	22.30
AESA Construcciones y Services	Brazil	Astra Evangelista, S.A.	YPF, S.A.	Engineering and construction	G.I.	99.04	100	2.14	(0.57)	—	—	1.57	1.59

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Adicor, S.A.	Uruguay	Astra Evangelista, S.A.			G.I.	99.04	100	0.08	5.24	1.20	—	6.52	6.51
Gasoducto Oriental, S.A.	Argentina	Astra Evangelista, S.A.		Gas distribution	E.M.	16.50	16.66	*	—	1.90	—	0.32	0.24
Inversora Dock Sud, S.A.	Argentina	YPF, S.A.		Portfolio Company	E.M.	42.45	42.86	74.60	(157.06)	33.02	—	(21.19)	(21.19)
Central Dock Sud, S.A.	Argentina	Inversora Dock Sud, S.A.	YPF, S.A.	Electric power generation and retailing	E.M.	39.53	9.98	6.90	(120.95)	43.65	—	(7.03)	(7.06)
Pluspetrol Energy, S.A.	Argentina	YPF, S.A.		Oil and gas exploration and production	P.I.	44.57	45.00	76.45	(143.25)	57.13	—	(4.35)	(4.37)
Repsol YPF Chile, Limitada	Chile	Repsol YPF, S.A.	OPESSA	Administration of YPF's investments in Chile	G.I.	100	100	82.46	26.21	7.64	—	116.31	105.60
Operaciones y Services YPF	Chile	Repsol YPF Chile, Limitada	Petróleos Transandinos, S.A.	Operation of service stations	G.I.	100	100	1.15	(0.61)	(0.03)	—	0.50	0.50
Petróleos Transandinos YPF, S.A.	Chile	Repsol YPF Chile, Limitada	YPF, S.A. / OPESSA	Marketing and distribution of fuels and lubricants	G.I.	100	100	41.45	16.48	6.45	—	64.38	63.70
Repsol YPF Bolivia, S.A.	Bolivia	Repsol YPF, S.A.	R. Exploración/R. Exploración Perú/R. Exploración Colombia/ R. YPF E&P Bolivia	Portfolio Company	G.I.	100	100	849.01	(256.11)	4.14	—	597.05	698.69
Repsol YPF E&P de Bolivia, S.A.	Bolivia	Repsol YPF Bolivia, S.A.	Rex. Perú, S.A. / Rex. Colombia, S.A.	Oil and gas exploration and production	G.I.	100	100	0.39	(0.30)	(0.01)	—	0.08	0.08
Andina Corporation	Cayman Islands	Repsol YPF Bolivia, S.A.		Finance	G.I.	100	100	210.76	—	10.37	—	221.14	253.16
Empresa Petrolera Andina, S.A.	Bolivia	Andina Corporation		Oil and gas exploration and production	G.I.	50.00	50.00	239.41	125.34	23.92	—	194.34	203.78

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

						Total % of Ownership		Amounts in Millions of Euros
Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Transierra S.A.	Bolivia	Empresa Petrolera Andina, S.A.		Oil and gas transmission	E.M.	22.25	44.50	63.49	—	(0.90)	—	27.86	27.86
Maxus Bolivia Inc.	Cayman Islands	Repsol YPF Bolivia, S.A.		Oil and gas exploration and production	G.I.	100	100	105.64	29.48	1.45	—	136.56	137.75
AESA Construcciones y Services Bolivia	Bolivia	Repsol YPF Bolivia, S.A.	R. YPF E&P de Bolivia, S.A. / Astra Evangelista	Engineering and construction	E.M.	100	100	*	(2.07)	0.14	—	(1.93)	(0.90)
Repsol YPF Brasil, S.A.	Brazil	Repsol YPF, S.A.	OPESSA	Exploitation and marketing of oil and gas	G.I.	100	100	469.50	(151.33)	0.82	—	318.99	330.86
Repsol YPF Distribuidora, S.A.	Brazil	Repsol YPF Brasil, S.A.		Operation and administration consulting services	G.I.	100	100	53.85	(10.17)	(2.49)	—	41.18	41.18
Transportadora Sul Brasileira do Gas, S.A.	Brazil	Repsol YPF Brasil, S.A.		Gas supply and logistics	E.M.	15.00	15.00	22.12	(3.21)	(1.61)	—	2.59	2.59
REFAP	Brazil	Repsol YPF Brasil, S.A.		Refining and marketing of oil products	P.I.	30.00	30.00	143.38	26.00	86.44	—	76.75	76.75
Refinería de Petróleos Manguinhos	Brazil	Repsol YPF Brasil, S.A.		Refining and marketing of oil products	P.I.	30.71	30.71	5.63	38.87	5.13	—	15.24	15.24
Manguinhos Distribuidora	Brazil	Refinería Petróleos Manguinhos		Marketing of oil products	P.I.	30.71	30.71	8.39	0.55	(0.11)	—	2.71	2.71
Wall Química, S.A.	Brazil	Refinería Petróleos Manguinhos	Wall Petróleo, S.A.	Marketing of petrochemicals	P.I.	30.71	30.71	1.58	0.33	0.14	—	0.63	0.43
Operadora de Postos de Servicos Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol YPF Importadora de Productos	Operation of service stations	G.I.	100	100	13.21	(2.68)	0.93	—	11.46	10.98
Repsol YPF Importadora de Productos, Ltda.	Brazil	Repsol YPF Brasil, S.A.		Marketing of oil products	G.I.	100	100	0.27	*	0.54	—	0.82	0.82

Consolidation Method

G.I.:
Global Integration

P.I.:
Proportional Integration

E.M.:
Equity Method

n/a:
Not available

(*)
Amount less than € 20,000.

(1)
Other Group companies with ownership interests of less than that of the parent company in the company's capital stock.

(2)
Reflects the percentage owned by related parent company.

(3)
Relates to the value of the net investment.

(4)
The figures relate to the consolidated subgroup made up by Global Companies, Llc., Chelsea Sandwich Llc.and Global Montello Group Llc.

(5)
The Enagas Group comprises the following companies: Enagas, Gasoducto Braga-Tuy,S.A., Gasoducto Campomaior-Leira-Braga, S.A., Gasoducto Al-Andalus, S.A., Gasoducto Extremadura, S.A. and Enagas International Finance, S.A.

(6)
The data related to this company are consolidated by the global integration method by its parent Company. The parent Company is carried by the equity method in the REPSOL YPF Group.

(7)
At these companies the data relate to the consolidated magnitudes of the respective subgroups.

EXHIBIT II

HOLDINGS AND / OR DUTIES OF THE DIRECTORS IN COMPANIES ENGAGING IN AN ACTIVITY WHICH IS IDENTICAL, SIMILAR OR SUPPLEMENTARY TO THE ACTIVITY THAT CONSTITUTES THE CORPORATE PURPOSE OF REPSOL YPF, S.A. (*)

(*) According to information provided by each of the members of the Board of Directors.

D. Antonio Brufau Niubó

DUTIES:

  •
  President of the Board of Directors, Executive Committee and Nomination and Compensation Committee of Gas Natural SDG, S.A.

  •
  Member of the Board of Directors and President of the Nomination and Compensation Committee of Enagas S.A.

  •
  Member of the Board of Directors and Member of the Executive Committee of Suez, S.A.

HOLDINGS:

  •
  Gas Natural SDG, S.A.: 9,601 shares

  •
  Endesa, S.A.: 7,040 shares

  •
  Suez, S.A.: 2,000 shares

Exhibit Index

1.1	By-laws (Estatutos) of Repsol YPF, S.A., as amended (Spanish Version)
1.2	By-laws (Estatutos) of Repsol YPF, S.A., as amended (English Version)
2.1	Indenture among Repsol International Finance B.V., Repsol S.A. and The Chase Manhattan Bank, N.A., as Trustee, dated as of May 15, 1995*
2.2	Trust Deed dated May 5, 2000 among Repsol International Finance B.V., Repsol, S.A. and Citicorp Trustee Company Limited relating to the €1,000,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance B.V. and guaranteed by Repsol, S.A.**
2.3	Supplemental Trust Deed dated June 21, 2001 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €175,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance, B.V. and guaranteed by Repsol YPF, S.A.***
2.4	Pricing Supplement dated December 3, 2001 relating to the €750,000,000 5.75% Notes due 2006 issued by Repsol International Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Programme guaranteed by Repsol YPF, S.A.***
2.5	Pricing Supplement dated July 18, 2003 relating to the €1,000,000,000 5% Floating Rate Notes due 2010 issued by Repsol Intentional Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Programme guaranteed by Repsol YPF, S.A.
2.6	Amended and Restated Trust Deed dated November 4, 2003 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €5,000,000,000 Guaranteed Euro Medium Term Notes Programme of Repsol International Finance, B.V. due from one month to 30 years from the date of original issue guaranteed by Repsol YPF, S.A.
4.1	Shareholders' Agreement between Repsol YPF and La Caixa, dated January 11, 2000****
4.2	Novation Agreement between Repsol YPF and La Caixa, dated May 16, 2002 ****
4.3	Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated December 16, 2002 ****
4.4	Second Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated June 20, 2003 ****
8.1	List of significant subsidiaries
10.1	Consent of Deloitte & Touche España, S.L.
10.2	Consent of PricewaterhouseCoopers
10.3	Consent of Gaffney, Cline & Associates
10.4	Consent of DeGolyer and MacNaughton
11.1	Code of ethics
11.2	Code of ethics (English translation)
12.1	Section 302 Certification by the Chief Executive Officer
12.2	Section 302 Certification by the Chief Financial Officer
13.1	Section 906 Certification

*
Previously filed as an exhibit to Registration Statement No. 33-84828.
**
Previously filed as an exhibit to our 1999 annual report on Form 20-F.
***
Previously filed as an exhibit to our 2001 annual report on Form 20-F.
****
Previously filed as an exhibit to our 2002 annual report on Form 20-F.

QuickLinks

CROSS REFERENCE SHEET
Table of Contents
PART I
PART II
PART III
REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002 AND CONSOLIDATED STATEMENTS OF INCOME, CASH FLOWS AND CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
Independent Auditors' Report
REPORT OF INDEPENDENT AUDITORS ON THE CONSOLIDATED ANNUAL ACCOUNTS OF GAS NATURAL SDG, S.A.
REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP CONSOLIDATED BALANCE SHEETS As of December 31, 2003 and 2002
REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP CONSOLIDATED BALANCE SHEETS As of December 31, 2003 and 2002
REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (Amounts in millions of euros, except per share amounts)
REPSOL YPF, S.A. AND COMPANIES COMPRISING THE REPSOL YPF GROUP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTENTS
REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
ARGENTINE ECONOMY FORECASTS February 2004 Source: Consensus Forecast
REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (Amounts in Millions)
EXHIBIT II
Exhibit Index