Form 20-F
period 2004-12-31
REPSOL YPF SA
filed 2005-06-30
CIK 847838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

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

The number of certain outstanding shares of each class of stock of Repsol International Capital Limited benefiting from a guarantee of Repsol YPF, S.A. at December 31, 2004 was:

Series A 7.45% non-cumulative guaranteed preference shares	29,000,000
Series B floating rate quarterly non-cumulative guaranteed preference shares	1,000,000
Series C floating rate quarterly non-cumulative guaranteed preference shares	2,000,000

The number of outstanding shares of each class of stock of Repsol YPF, S.A. as of December 31, 2004 was:

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

Item 17  ☐     Item 18  ☒

CROSS REFERENCE SHEET

The following table provides cross reference between the contents of this annual report and the requirements of Form 20-F.

Form 20-F Item	Repsol YPF 2004 Annual Report on Form 20-F
PART I	PART I

Item 1.	*
Item 2.	*
Item 3.	Item 1.	Key Information about Repsol YPF
Item 4.	Item 2.	Information on Repsol YPF
Item 5.	Item 3.	Operating and Financial Review and Prospects
Item 6.	Item 4.	Directors, Senior Management and Employees
Item 7.	Item 5.	Major Shareholders and Related Party Transactions
Item 8.	Item 6.	Financial Information
Item 9.	Item 7.	Offering and Listing
Item 10.	Item 8.	Additional Information
Item 11.	Item 9.	Quantitative and Qualitative Disclosure About Market Risk
Item 12.	*

PART II	PART II

Item 13.	Item 10.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Item 11.	Material Modifications to the Rights of Securities Holders and Use of Proceeds
Item 15.	Item 12.	Controls and Procedures
Item 16.	*
Item 16A.	Item 13A.	Audit Committee Financial Expert
Item 16B.	Item 13B.	Code of Ethics
Item 16C.	Item 13C.	Principal Accountant Fees and Services
Item 16D	Item 13D	Exemptions from the Listing Standards for Audit Committees
Item 16E	Item 13E	Purchases for Equity Securities by the Issuer and Affiliated Purchasers
Item 17.	*

PART III	PART III

Item 18.	Item 13.	Financial Statements
Item 19.	Item 14.	Exhibits

*	Not applicable.

i

Oil and Gas Terms

The following terms have the meanings shown below unless the context indicates otherwise:

“acreage”

The total area, expressed in acres, over which Repsol YPF has interests in exploration or production. Net acreage is Repsol YPF’s interest, expressed in acres, in the relevant exploration or production area.

“bbl”	Barrels.

“boe”	Barrels of oil equivalent.

“boe/d”	Barrels of oil equivalent per day.

“bcf”	Billion cubic feet.

“bcm”	Billion cubic meters.

“calendar day”	When used with respect to production or capacity, means total annual production or capacity (after taking into account scheduled plant shutdowns) divided by 365.

“condensate”	Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil with respect to Repsol YPF’s production and reserves includes condensate and natural gas liquids.

“distillation”	A process by which liquids are separated or refined by vaporization followed by condensation.

“GWh”	Gigawatt hours.

“kbbl/d”	Thousand barrels of liquid per day.

“kboe/d”	Thousand barrels of oil equivalent per day.

“km”	Kilometers.

“km2”	Square kilometers.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“MW”	Megawatts.

“mbbl”	Million barrels.

“mboe”	Million barrels of oil equivalent.

“mboe/d”	Million barrels of oil equivalent per day.

“mBtu”	Million British thermal units.

“mmcf”	Million cubic feet.

“mmcf/d”	Million cubic feet per day.

“proved reserves”	Proved oil and gas reserves are the estimated volumes of crude oil, natural gas and others liquid hydrocarbons which geological and

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

1 barrel of oil equivalent = 5,615 cubic feet of gas = 1 barrel of oil, condensate or natural gas liquids

1 kilometer = 0.63 miles

1 million Btu = 252 termies

1 cubic meter of gas = 35.3 cubic feet of gas

1 cubic meter of gas = 10 termies

1,000 acres = approximately 4 square kilometers

Presentation of Certain Information

Since January 1, 1999 Repsol YPF publishes its financial statements in euros. Repsol YPF prepares its financial statements in conformity with generally accepted accounting principles in Spain, referred to as Spanish GAAP. Spanish GAAP differs in important respects from U.S. generally accepted accounting principles, referred to as U.S. GAAP. See Note 27 to the audited Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002 included elsewhere in this annual report for a description of the principal differences between Spanish and U.S. GAAP as they relate to Repsol YPF and for a reconciliation of net income and total shareholders’ equity for the periods and as of the dates indicated. See also Section 3.3 “Operating and Financial Review and Prospects––U.S. GAAP Reconciliation.”

Unless otherwise indicated, the information contained in this annual report reflects:

•	for the subsidiaries whose results and balance sheet were consolidated using the global integration method at the date or for the periods indicated, 100% of the assets, liabilities and results of operations of such subsidiaries without excluding minority interests,

•	for the subsidiaries whose results and balance sheet were consolidated using the proportional integration method, a pro rata amount of the assets, liabilities and results of operations for such subsidiaries at the date or for the periods indicated. For information regarding consolidation, see Note 1(b) to the Consolidated Financial Statements, and

•	for the subsidiaries whose results were consolidated using the equity method, the amount of the financial investment in such subsidiaries corresponds to the pro rata share of the value of the assets of such subsidiaries, plus the amount, if any, of any associated goodwill.

Unless otherwise indicated, where this annual report provides translations into euro of amounts denominated in or resulting from transactions effected in currencies other than the euro, the conversion has been effected at the relevant exchange rate on the effective date of the transaction for accounting purposes. All other translations into euros of amounts in currencies other than the euro in this annual report have been calculated, unless otherwise indicated, at the relevant exchange rate on December 31, 2004.

Forward-looking Statements

This annual report, including any documents incorporated by reference, contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as the adoption of International Financial Reporting Standards in preparing our Consolidated Financial Statements beginning January 1, 2005 and Repsol YPF’s plans with respect to capital expenditures, business strategy, geographic concentration, cost savings, investments and dividend payout policies. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict. Accordingly, Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend payout policies could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, factors described in Repsol YPF’s filings with the Securities and Exchange Commission and, in particular, those described in Section 1.3 “Key Information about Repsol YPF––Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in this annual report, including references to new pronouncements from the International Accounting Standards Board regarding International Financial Reporting Standards. Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

References

In this annual report, references to “Repsol YPF,” “Repsol YPF Group,” “Group,” “we,” “us” and “our” refer to Repsol YPF, S.A. and its consolidated subsidiaries, unless otherwise specified.

v

In this annual report, references to “Consolidated Financial Statements” are to Repsol YPF’s audited consolidated balance sheets as of December 31, 2004 and 2003 and Repsol YPF’s audited consolidated statements of income for the years ended December 31, 2004, 2003 and 2002.

In this annual report, references to “euro” or “€” are to the European Union euro, which is Spain’s legal currency, references to “dollars” or “$” or “US$” are to United States dollars, and references to “pesos” or “Ps.” are to Argentine pesos. A “billion” is a thousand million and a “trillion” is a thousand billion.

PART I

1.	Key Information about Repsol YPF

1.1	Selected consolidated financial data

The following table presents selected consolidated financial data of Repsol YPF. You should read this table in conjunction with Section 3 “Operating and Financial Review and Prospects” and the Consolidated Financial Statements included elsewhere in this annual report.

The consolidated income statement data for each of the years in the three-year period ended December 31, 2004 and the consolidated balance sheet data as of December 31, 2004 and 2003 set forth below have been derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and notes thereto included in this annual report. The consolidated income statement data for each of the years in the two-year period ended December 31, 2001 and the consolidated balance sheet data as of December 31, 2002, 2001 and 2000 set forth below have been derived from Repsol YPF’s consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(millions of euro, except per share and ADS amounts)
Consolidated income statement data
Amounts in accordance with Spanish GAAP:
Operating revenues	41,689	37,206	36,490	43,653	45,742
Operating income(1)	4,547	3,860	3,323	4,920	6,242
Income before income taxes and minority interest	3,489	3,278	2,850	2,503	4,325
Net income	1,950	2,020	1,952	1,025	2,429
Net income per ADS or share(2)(3)	1.60	1.65	1.60	0.84	2.03
Weighted average shares outstanding (millions)(3)	1,221	1,221	1,221	1,221	1,198

Amounts in accordance with U.S. GAAP(4):
Revenues	31,929	27,974	27,522	41,075	43,173
Net income	1,943	1,921	1,286	980	1,911
Net income per ADS or share(2)(3)	1.60	1.57	1.05	0.80	1.60

Consolidated balance sheet data
Amounts in accordance with Spanish GAAP:
Property, plant and equipment, net	19,677	19,471	20,562	30,436	31,189
Total current assets	12,126	12,004	11,092	12,107	11,617
Total assets	38,943	38,033	38,064	51,439	52,419
Long-term debt	6,012	6,454	8,273	13,488	14,886
Short-term debt	3,434	4,369	3,999	7,563	7,187
Shareholders’ equity	14,545	13,632	13,586	14,538	15,143
Capital stock	1,221	1,221	1,221	1,221	1,221

Amounts in accordance with U.S. GAAP(4):
Total assets	36,440	36,920	37,230	51,613	52,060
Long-term debt(5)	8,677	5,962	8,137	13,140	14,902
Shareholders’ equity	14,190	13,180	12,947	13,717	14,505

Other consolidated data
Amounts in accordance with Spanish GAAP:
Cash flow from operating activities	4,237	5,373	4,470	5,489	5,468
Cash flow from investing activities	(3,523)	(3,633)	(195)	(3,580)	(5,853)
Cash flow from financing activities	(603)	(1,688)	(4,358)	(1,992)	412
Dividends per ADS or share(2)(3):	0.50	0.40	0.31	0.21	0.50

In reading Repsol YPF’s financial information provided above, you should be aware of all of the following information:

(1)	Spanish GAAP operating income excludes certain items that would be included in operating income under U.S. GAAP, principally labor force restructuring, provision for write-down of fixed assets, provision for estimated losses and gains on disposal of shares of majority-owned investments and fixed assets.

(2)	Information for all years is calculated based on the average number of shares outstanding during such year. Information for 2000 has been calculated based on outstanding capital stock of 1,188,000,000 shares until September 5, 2000; 1,212,342,464 shares from September 6, 2000 to September 7, 2000; 1,220,508,578 shares from September 7, 2000 to December 14, 2000; and 1,220,863,463 shares from December 15, 2000. Information for 2001, 2002, 2003 and 2004 has been calculated based on outstanding capital stock of 1,220,863,463 shares.

(3)	Each Repsol YPF ADS represents one share.

(4)	The principal differences between Spanish GAAP and U.S. GAAP are explained below under Section 3.3 “Operating and Financial Review and Prospects—U.S. GAAP Reconciliation” and in Note 27 to the Consolidated Financial Statements.

(5)	As further explained in Note 27 to the Consolidated Financial Statements included in this annual report, the deconsolidation of Repsol International Capital Limited (RIC) for U.S. GAAP purposes in 2004, results in total consolidated long term debt under U.S. GAAP increasing by €3,166 million, pursuant to the recognition of the long-term loan existing as of December 31, 2004, between Repsol YPF, S.A. and RIC as a liability on the Group’s consolidated balance sheet. Under Spanish GAAP the preferred shares issued by RIC are classified into the “Minority interests” caption of the consolidated balance sheet.

1.2	Exchange rates

The following tables set forth, for the periods and dates indicated, information concerning the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York buying rate for cable transfers in euros, per US$1.00.

Year ended December 31,	Period End	Average	High	Low
	(euro per U.S. dollar)
2000	1.07	1.09	1.21	0.97
2001	1.12	1.12	1.20	1.05
2002	0.95	1.07	1.16	0.95
2003	0.79	0.88	0.97	0.79
2004	0.74	0.81	0.85	0.73

Month	Period End	High	Low
	(euro per U.S. dollar)
December 2004	0.74	0.76	0.73
January 2005	0.77	0.77	0.74
February 2005	0.75	0.78	0.75
March 2005	0.77	0.78	0.74
April 2005	0.77	0.78	0.76
May 2005	0.81	0.81	0.77
June 2004 (through June 24, 2005)	0.83	0.83	0.81

The “average” column in the first table above represents the average of the noon buying rates on the last day of each month during the relevant period.

The Noon Buying Rate for the euro on June 29, 2005 was €0.83 = US$1.00.

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

World oil prices have fluctuated widely over the last 10 years and are subject to international supply and demand factors over which Repsol YPF has no control. Political developments throughout the world (especially in the Middle East), the outcome of meetings of the Organization of the Petroleum Exporting Countries (OPEC), the evolution of stocks of oil and products, the participation of speculators and hedge funds, the increase in demand in countries with strong economic growth, such as China, as well as significant conflicts, like the conflict in Iraq, can particularly affect the world oil market and oil prices. In 2004, the average international price for West Texas Intermediate (“WTI”) crude oil price was US$41.49 per barrel, compared to an average of US$24.99 per barrel for the period 1995-2004, with high and low annual averages of US$41.49 per barrel in 2004 and US$14.39 per barrel in 1998, respectively. Reductions in oil prices negatively affect Repsol YPF’s profitability, the valuation of its assets and its plans for capital investment including projected capital expenditures related to exploration and development activities. A significant reduction of capital investments may negatively affect Repsol YPF’s ability to replace oil reserves.

1.3.2	Repsol YPF’s natural gas operations are subject to particular operational and market risks

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

In addition, Repsol YPF has entered into long term contracts to purchase and supply gas in different parts of the world. In order to supply its clients in Spain and other markets, Gas Natural SDG, in which Repsol YPF owns 30,9%, has entered into long term contracts to purchase natural gas from Algeria and Norway, as well as long term contracts to purchase LNG from Algeria, Nigeria and Qatar. These contracts have different price formulas, which could result in higher purchase prices than the price at which such gas could be sold in increasingly liberalized markets. Also, gas availability could be subject to risks of contract fulfillment from counterparties. Thus, it might be necessary to look for other sources of natural gas in the case of non-delivery from any of these sources, which could require payment of higher prices than those called for under such contracts.

Repsol YPF also has long term contracts to sell gas mainly to clients in Argentina, Bolivia, Brazil, Chile, Venezuela and Spain. These contracts present additional types of risks to the company as they are linked to current proved reserves in Argentina, Bolivia, Venezuela and Trinidad and Tobago. If sufficient reserves in those countries were not available, Repsol YPF might not be able to fulfill these contracts.

Any of the above items could materially adversely affect our business, results of operations and financial condition.

1.3.3	Repsol YPF has extensive operations in Argentina

As of December 31, 2004, approximately 29.34% of Repsol YPF’s assets were located in Argentina, corresponding for the most part to exploration and production activities. Also, in 2004, approximately 46.43% of Repsol YPF’s operating income was generated from activities in Argentina.

Since the end of 2001, companies that operate in Argentina have continued to encounter difficulties as a result of the serious economic and political crisis affecting Argentina. Monetary and currency exchange control measures, including restrictions on bank deposit withdrawals and tight restrictions on transferring funds abroad, suspension of payments by Argentina on its external debt and abrogation of the peso convertibility law (and the consequent depreciation of the peso against the dollar) had a significant negative impact on the Argentine economic system, resulting in a reduction of economic activity, increasing inflation and exchange rate volatility. These conditions adversely affected the financial condition of our Argentine subsidiaries and their results of operations and may continue to impair their ability to make distributions to us.

With the improvement in the political and economic condition of the country in 2003 and 2004, the regulatory environment applicable to the energy sector, which was deeply affected by the emergency measures adopted during the crisis, began to stabilize. However, since March 2004 and, as a consequence of a shortage in the domestic supply of natural gas and continued high international oil prices, the government has adopted additional measures that modify the regulatory environment. On the one hand, the government has approved an increase in well head gas prices for industries and electricity generators; on the other hand, it has imposed limits on the export of gas to Chile and has taken additional measures, including imposing limits on the supply of gas to industrial consumers. The government has increased the export tax for crude oil and LPG and has reintroduced the export tax for gasoline at 5%. Additionally, since May 28, 2004 exports of natural gas are subject to customs duties of 20%. In the domestic oil product market, translation of relatively high international prices into higher domestic prices has been delayed. These measures could have a negative impact on our business, financial condition and results of operation in Argentina.

As of the date of this report, Argentina had completed the restructuring of a substantial portion of its bond indebtedness, but such restructuring continues to be subject to litigation. In addition, an agreement with the International Monetary Fund (IMF) had not been reached. The failure to reach an agreement with the IMF could block Argentina’s further access to international financing, affecting the government’s ability to implement reforms required to restore stability, economic growth and public confidence.

In addition, Repsol YPF’s Argentine subsidiary YPF, S.A. is subject to the risk that the Argentine authorities impose restrictions limiting or prohibiting the export of natural gas and crude oil from Argentina. Any such export restrictions imposed on YPF, S.A. could materially and adversely affect Repsol YPF’s business and results of operations. See Section 2.3.2.7 “Regulation of the Petroleum Industry—Market Regulation.”

Repsol YPF’s business and results of operations have been, and may continue to be, materially and adversely affected by economic, political and regulatory risks and developments in Argentina. In particular, during the past years, the energy sector and YPF have been affected by lower sales volumes, difficulties in passing through the impact of prices of crude oil and derived products quoted in dollars to domestic prices fixed in pesos, difficulties in increasing domestic natural gas sale prices and the creation of a tax specifically targeted at the export of hydrocarbons.

The main economic risks we face because of our operations in Argentina are the following:

•	difficulties in passing through the movements in international prices of crude oil and exchange rates to domestic prices;

•	difficulties in increasing local prices of natural gas for our residential customers (households);

•	higher taxes on exports of hydrocarbons;

•	quantitative restrictions on hydrocarbons exports;

•	political pressure to carry out hydrocarbon import activities even if unprofitable or loss-making;

•	higher taxes on domestic sales of fuel;

•	the possibility that a deterioration in Argentina’s relations with multilateral credit institutions, such as the IMF, will impact negatively on local capital controls, and result in a deterioration of the business climate; and

•	the possibility of a reversal of the current appreciation of the Argentina peso. Additional depreciation of the peso in relation to foreign currencies may adversely affect the financial condition or results of operations of Argentine companies and the ability of Argentine companies to meet their foreign currency obligations.

1.3.4	The oil and gas industry is subject to particular operational risks, and we depend on the cost-effective acquisition or discovery of, and, thereafter, development of new oil and gas reserves

Oil and gas exploration and production activities are subject to particular risks, some of which are beyond the control of Repsol YPF. These activities are subject to production, equipment and transportation risks, natural hazards and other uncertainties including those relating to the physical characteristics of an oil or natural gas field. The operations of Repsol YPF may be curtailed, delayed or canceled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment and compliance with governmental requirements. If these risks materialize, Repsol YPF may suffer substantial losses and disruptions to its operations. These activities are also subject to the payment of royalties and taxation, which tend to be relatively higher than those payable in respect of other commercial activities.

In addition, Repsol YPF is dependent on the replacement of depleted oil and gas reserves with new proved reserves, and such replacement must be achieved in a cost-effective manner that permits subsequent production to be economically viable. Repsol YPF’s ability to acquire or discover new reserves is subject to a number of risks. For example, drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs are taken into account. In addition, crude oil and natural gas production blocks are typically auctioned by governmental authorities and Repsol YPF faces intense competition in bidding for such production blocks, in particular those blocks with the most attractive crude oil and natural gas potential reserves. Such competition may result in Repsol YPF’s failing to obtain desirable production blocks or result in Repsol YPF’s acquiring such blocks at a higher price, which would not permit subsequent production to be economically viable.

If the Repsol YPF Group fails to acquire or discover, and, thereafter, develop new oil and gas reserves on a cost-effective basis, its business, results of operations and financial condition would be materially and adversely affected.

1.3.5	Repsol YPF’s operations are subject to extensive regulation

The oil industry is subject to extensive regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling and exploration obligations, restrictions on production, price controls, required divestments of assets and foreign currency controls over the development and nationalization, expropriation or cancellation of contract rights. Such legislation and regulations apply to virtually all aspects of Repsol YPF’s operations inside and outside Spain, and may change. In Spain, for example, the government regulates maximum price levels for LPG and natural gas.

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

Production sharing agreements generally require the contractor to finance exploration and production activities in exchange for the recovery of its costs from part of production (cost oil), and the remainder of production (profit oil) is shared with the state-owned oil company.

Repsol YPF has operations in many countries throughout the world, including Iran. U.S. legislation, such as the Iran and Libya Sanctions Act of 1996, as amended and extended by the ILSA Extension Act of 2001 (the “Sanctions Act”), may impact Repsol YPF’s operations in Iran. For example, the Sanctions Act requires the President of the United States to impose two or more of certain enumerated sanctions under certain circumstances on companies which engage in trade with or investment activities in Iran. These sanctions include, among others:

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

Repsol YPF is subject to extensive environmental laws and regulations in almost all the countries in which it operates, which regulate, among other matters affecting Repsol YPF’s operations, environmental quality standards for products, air emissions and climate change, water discharges, remediation of soil pollution and the generation, handling, storage, transportation, treatment and disposal of waste materials. These laws and regulations have had and will continue to have a substantial impact on Repsol YPF’s operations. Repsol YPF’s operations are subject to certain environmental risks that are inherent in the oil and gas industry and which may arise unexpectedly and result in material adverse effects on Repsol YPF’s business, financial condition and results of operations.

1.3.7	Most of Repsol YPF’s reserves are located in developing countries

Substantial portions of Repsol YPF’s hydrocarbons reserves are located in countries outside the EU, certain of which may be politically or economically less stable than EU countries. At December 31, 2004, 95.8% of Repsol YPF’s net proved hydrocarbons reserves were located in Latin America and 3.9% in North Africa and the Middle East. Reserves in developing countries as well as related production operations may be subject to risks, including increases in taxes and royalties, the establishment of limits on production and export volumes, the compulsory renegotiation of contracts, the nationalization or denationalization of assets, changes in local government regimes and policies, changes in business customs and practices, payment delays, currency exchange restrictions and losses and impairment of operations by actions of insurgent groups. See Section 2.2.1 “Information on Repsol YPF—Operations—Exploration and Production.” In addition, political changes may lead to changes in the business environment in which Repsol YPF operates. Economic downturns, political instability or civil disturbances may disrupt distribution logistics or limit sales in the markets affected.

1.3.8	Exchange rates may fluctuate due to factors beyond Repsol YPF’s control

Repsol YPF faces exchange rate risk because the revenues and cash receipts it receives from sales of crude oil, natural gas and refined products are generally denominated in U.S. dollars or influenced by the U.S. dollar exchange rate, while a significant portion of Repsol YPF’s expenses are denominated in the local currency of the countries where it operates, principally the euro and the Argentine peso. While an increase in the value of the U.S. dollar against these currencies tends to increase Repsol YPF’s net income, such an increase would also increase the value of Repsol YPF’s debt as the majority of its debt is denominated in U.S. dollars (either directly or synthetically through currency forward contracts). By contrast, a decrease in the value of the U.S. dollar against these currencies tends to decrease Repsol YPF’s net income and reduce the value of its debt. In addition, Repsol YPF publishes its financial statements in euro by translating assets and liabilities expressed in currencies other than euro at period-end exchange rates and revenues and expenses expressed in currencies other than the euro at average exchange rates for the period. Fluctuations in the exchange rates used to translate these currencies into euro could have a material adverse effect on Repsol YPF’s financial statements expressed in euros.

1.3.9	Political instability and the uncertain regulatory outlook in Bolivia may have a material adverse effect on our business, financial condition and results of operations

Repsol YPF commenced operations in Bolivia in 1994, where we currently carry out oil and gas exploration and production activities and LPG distribution activities. During 2004, our operations in Bolivia accounted for approximately 1.1% of our consolidated operating revenues and 1.4% of our consolidated operating income. As of December 31, 2004, approximately 3.2% of Repsol YPF’s total consolidated assets were located in Bolivia.

In July 2004, the then-President Carlos Mesa held a referendum on the future of the country’s oil and gas industry in which Bolivians voted to permit natural gas exports, exert more control over the industry and increase taxes on natural gas. However, during the first months of 2005, there have been protests in Bolivia calling for, among other things, greater state involvement in the oil and gas industry. In May 2005, the Bolivian Congress voted to impose an additional 32% tax on oil and gas production in Bolivia pursuant to the new hydrocarbon law. Protests continued, however, and the protestors began to demand, among other things, the nationalization of Bolivia’s natural gas industry. In connection with these protests, Mr. Mesa resigned as President on June 9, 2005. Mr. Mesa was replaced by Eduardo Rodriguez Veltzé, the President of the Supreme Court, who has stated his intention of calling general elections in the short-term. This could lead to a new government more broadly supported in Congress than that of Mr. Mesa. Regulations implementing the new hydrocarbon law have not yet been fully promulgated and, therefore, the impact of such law and regulations cannot be assessed.

The protests in Bolivia have not to date materially impaired Repsol YPF’s facilities or the Bolivian oil and gas infrastructure or materially affected Repsol YPF’s oil and gas production. However, during the days immediately prior to Mr. Mesa’s resignation, the production at four of our northern gas fields was temporarily shut down in accordance with the applicable safety contingency plan, which fields had an average production of 12,500 barrels of oil equivalent per day. This temporary shut down represented a total reduction of 74,800 barrels of oil equivalent (7,300 barrels of liquids and 67,500 barrels of oil equivalent of natural gas).

We believe that exports of natural gas to Argentina and Brazil, which represent Repsol YPF’s principal business in Bolivia, have not been affected by the situation, and we expect that production in Bolivia will not be reduced. However, it is likely that exports and production will not increase as rapidly as we have previously estimated. Consequently, the future plan to increase natural gas supply to Argentina may be materially delayed and the consequences of such delay cannot be estimated.

There can be no assurance that Bolivia’s new President will be able to implement policies that will curtail the current protests or avoid future protests regarding the country’s oil and gas regulatory framework or that political instability and regulatory changes in Bolivia, such as increases in taxation or royalties, revocation of concessions and licenses or nationalization of assets, will not have a material adverse effect on our business, financial condition and results of operations.

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

1.3.11	We must adopt new accounting standards in 2005 that will impact our financial reporting

In 2004, we prepared our financial statements in accordance with Spanish GAAP, and prepared a reconciliation of certain items to U.S. GAAP, as required by SEC regulation. Under current European Union (EU) law, listed EU companies had to apply from January 1, 2005 the International Financial Reporting Standards (IFRS) adopted by the EU in preparing their consolidated financial statements.

Applying these standards to our consolidated financial statements will imply a change in the presentation of our financial information, since the financial statements will include more components and reflect classification differences, and additional disclosure will be required. Additionally, there will be a change in the valuation of certain items. Regarding the former, at this moment it is not possible to determine the exact impact that this new regulation will entail compared to Spanish GAAP, since new pronouncements from the International Accounting Standards Board (IASB), or pronouncements that are not endorsed by the European Union (EU) prior to the preparation of our December 31, 2005 consolidated financial statements, may have an impact on our financial statements. Regarding the latter, we have performed a preliminary analysis of how the adoption of IFRS will impact our financial condition and results of operations. Based on this analysis, we estimate that our total shareholder’s equity would have been €10,856 million at January 1, 2004 under IFRS, compared to €13,632 million under Spanish GAAP. As of the date of this Annual Report on Form 20-F we believe such a decrease in our shareholders’ equity, when measured under IFRS at December 31, 2005, will not cause our loan covenants to become more restrictive. We cannot assure you, however, that we will not experience any further decreases in our shareholders’ equity or that our net income or net debt, each as calculated under IFRS, will not decrease or increase, respectively, when we prepare our 2005 consolidated financial statements under IFRS.

For additional information concerning significant differences identified between IFRS and Spanish GAAP, see Section 3.2 “Factors Affecting Repsol YPF’s Consolidated Results of Operations—Preliminary Guidance on Differences Between IFRS and Spanish GAAP”.

2.	Information on Repsol YPF

2.1	Repsol YPF

2.1.1	Overview

Repsol YPF is a limited liability company (sociedad anónima) duly organized on November 12, 1986 and existing under the laws of the Kingdom of Spain. The address of Repsol YPF is Paseo de la Castellana 278, 28046 Madrid, Spain and its telephone number is 011-34-91-348-8000.

Repsol YPF is an integrated oil and gas company engaged in all aspects of the petroleum business, including exploration, development and production of crude oil and natural gas, transportation of petroleum products, LPG and natural gas, petroleum refining, petrochemical production and marketing of petroleum products, petroleum derivatives, petrochemicals, LPG and natural gas.

Repsol YPF began operations in October 1987 as part of a reorganization of the oil and gas businesses then owned by Instituto Nacional de Hidrocarburos, a Spanish government agency which acted as a holding company of government-owned oil and gas businesses. In April 1997, the Spanish government sold in a global public offering its entire remaining participation in Repsol YPF. During 1999, and as part of its international growth strategy, Repsol YPF acquired, through a series of acquisitions, YPF, a leading Argentine petroleum company and the former state oil and gas monopolist in Argentina. Since 1999, Repsol YPF has acquired additional shares of YPF and, as of December 31, 2004, Repsol YPF owned 99.04% of YPF.

On June 28, 2000, the general meeting of shareholders approved the change of the company’s name from Repsol, S.A. to Repsol YPF, S.A.

Through the acquisition of YPF, Repsol YPF sought to achieve a balance between upstream and downstream operations, position itself as a market leader in Latin America, achieve operating and capital expenditure synergies and consolidate its business scale and financial strength. As part of its integration strategy, Repsol YPF has disposed of specific assets which do not correspond to its core businesses outlined above or to its core geographic areas, which include Spain, Latin America and North Africa.

For a description of our principal capital expenditures and divestitures, see Section 3.8.2 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Investments and Divestitures.”

Below is a simplified organizational chart of Repsol YPF’s significant subsidiaries as of December 31, 2004, including the subsidiaries’ country of incorporation and main activities and Repsol YPF’s ownership interest in the subsidiaries. For a complete list of Repsol YPF’s subsidiaries, see Repsol YPF’s Consolidated Financial Statements.

REPSOL YPF GROUP

REPSOL YPF
100%
REPSOL EXPLORACIÓN (EXPLORATION AND PRODUCTION)
99.97%
REPSOL PETRÓLEO (REFINING)
85.98%
PETRONOR (REFINING)
98.64%
REPSOL COMERCIAL (MARKETING)
100%
REPSOL QUIMICA (CHEMICALS)
19.67%
CLH (DISTRIBUTION)
5.33%
100%
REPSOL BUTANO (MARKETING)
30.85%
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

Repsol YPF engages in all aspects of the petroleum business, including exploration, development and production of crude oil and natural gas, transportation of petroleum products, LPG and natural gas, petroleum refining, petrochemical production and marketing of petroleum products, petroleum derivatives, petrochemicals, LPG and natural gas. Until January 2005, Repsol YPF organized its business along the following areas of activities: Upstream (Exploration and Production and LNG); Downstream (Refining and Marketing, LPG and Trading); Chemicals; and Gas and Electricity.

Repsol YPF has operations in 32 countries, the most significant of which are Spain and Argentina. Repsol YPF has a unified global corporate structure with headquarters in Madrid, Spain and Buenos Aires, Argentina. Repsol YPF manages its business as a fully-integrated organization at both the operational and organizational levels. Key functions such as strategic planning, control, finance and human resources are centrally coordinated.

In October 2004, the Board of Directors elected Antonio Brufau as the new Executive President (Chief Executive Officer).

In January 2005, Repsol YPF approved a new organizational structure which, under the leadership of its Chairman and Chief Executive Officer, reflects the following four key goals:

•	Orientate and move the organization closer to the markets in which Repsol YPF operates;

•	Decentralize and accelerate the decision-making process;

•	Make managers directly responsible for earnings; and

•	Increase the efficiency of the business areas.

The new organizational structure emphasizes Repsol YPF’s major managerial priorities—the business areas of Exploration, Production and LNG (Upstream) and Refining, Marketing, Chemicals and LPG (Downstream)—as well as its leading position in Latin America, where approximately 50% of Repsol YPF’s assets are located. Given Argentina’s particular importance to Repsol YPF’s business, financial condition and results of operations, Repsol YPF will seek to strengthen its management and institutional presence in the country.

Consequently, the new organizational structure, which simplifies Repsol YPF’s previous corporate structure, includes three strategic business areas, which report directly to the Chief Executive Officer:

•	Corporate Division of Argentina, Brazil and Bolivia, which will be responsible for the integrated value chain (exploration, production, refining, logistics, marketing and chemicals) in such countries. This Division will consist of five business areas and the support functions necessary for integrated management of such business areas.

•	Corporate Division of Upstream, which Repsol YPF believes will be its principal source of growth. This Division will have direct responsibility for exploration and production (except in Argentina, Brazil and Bolivia) and midstream and marketing of LNG on a worldwide basis.

•	Corporate Division of Downstream, which will manage the business areas of refining, marketing and chemicals (except in Argentina, Brazil and Bolivia) and LPG and trading on a worldwide basis.

The new organizational structure transfers to the business areas the functions and resources relating to planning and budgets and also includes five divisions which report directly to the Chief Executive Officer:

•	Corporate Division of Legal and General Counsel, whose role, in addition to taking on the secretarial role with respect to the Board of Directors, also incorporates the Corporate Division of Legal Affairs and the Corporate Division of Corporate Governance Affairs. As such, activities relating to property, general services, industrial ownership, regulation and competition remain under this Division’s control.

•	Corporate Division of Finance and Corporate Services, which incorporates the Corporate Division of Finance responsible for financial management, investor relations, insurance and development of financial information and the Corporate Division of Resources responsible for information systems, engineering, technology, contracts, environmental issues and security systems. This Division is also responsible for Repsol YPF’s tax issues.

•	Corporate Division of Control and Corporate Development, which will provide support to the Chairman and the Executive Committee and play a key role in ensuring that the performance of the business areas is in line with Repsol YPF’s goals for efficiency and corporate responsibility. This Division will also be responsible for issues relating to control, corporate strategy and development and research.

•	Corporate Division of Human Resources, which will concentrate on defining Repsol YPF’s policies relating to organization, development, employee relations, planning and compensation and providing support to the management of human resources within the business areas.

•	Corporate Division of Communication and the Chairman’s Office, which will be responsible for Repsol YPF’s corporate communications, publicity, sponsorships, branding and brand name and institutional affairs.

The Divisions of Corporate Audit and Reserves Control, which operate under the Corporate Division of Finance and Corporate Services, report to the Audit Committee of the Board of Directors.

2.1.3	Strategy

Repsol YPF’s Strategic Plan for the period 2005-2009, presented to analysts, institutional investors and employees on May 31, 2005, outlines Repsol YPF’s major lines of action for this period and is based upon the following five fundamental bases, which together represent a commitment towards greater profitability for the shareholder:

1. Cost Reduction

2. Transformation of the Asset Portfolio

3. Growth in Upstream and LNG

4. Optimizing the Strategic Business Areas of Argentina, Bolivia and Brazil (ABB) and Downstream

5. Financial Discipline.

Cost Reduction. Operational excellence at all levels is key to maintaining the profitability of mature business areas. Repsol YPF therefore will endeavor to optimize costs in all business areas, to improve energy efficiency, to pass corporate functions to the business areas, thereby simplifying the management process, and to improve the purchasing function and optimize logistics.

Transformation of the Asset Portfolio. A detailed review of the portfolio will be carried out to identify assets of low profitability or whose value could be higher for third parties. Dynamic management of the asset portfolio will permit Repsol YPF to concentrate investments in business sectors and geographical areas of high value and to withdraw investment from areas or sectors that are not considered strategic.

Growth in Upstream and LNG. Upstream is expected to be the driver of Repsol YPF’s growth in the period 2005-2009. Repsol YPF’s goals in this area for the period are the following:

•	Development of profitable business opportunities and options in gas and crude oil to compensate for the maturity of the operations in Argentina.

•	Strengthening the assets related to Repsol YPF’s production of natural gas, in particular LNG.

•	Development of new platforms for growth with greater profitability and a longer maturation period, which will include increased exploration in new mining territories and the search for new opportunities through agreements for the development of non-conventional petroleum and new areas.

Optimizing the Strategic Business Areas of Argentina, Bolivia and Brazil (ABB) and Downstream. Repsol YPF’s goals in this area for the period are the following:

•	Managing assets in ABB to take advantage of synergies and efficiencies derived from the integration of the business areas and countries.

•	Exercising discipline to control increasing costs.

•	Searching for new areas of exploration, such as opportunities related to offshore in Argentina, Upstream in Brazil and gas reserves in Bolivia.

•	Optimization of capital expenditures.

•	Managing Downstream assets to maximize cash flow and maintain it at a stable and low risk state.

Financial Discipline. When setting its capital structure policy, Repsol YPF’s goals in this area for the period are the optimization of cost of capital, to have permanent access to markets and to minimize Repsol YPF’s vulnerability to any type of economic shock. These goals translate into a policy that aims to achieve a financial strength level consistent with market spreads for its debt in line with the average spreads of companies rated single A or higher.

Repsol YPF’s Strategic Plan for 2005-2009 represents a renewed commitment to its shareholders, customers, employees, partners, suppliers and the public and marks the beginning of a step-by-step transformation of Repsol YPF’s management culture, which will be based on decentralization, orientation towards the markets, corporate social responsibility and the development of “best practices”.

The Strategic Business Areas of Repsol YPF will develop their strategies according to the following general lines:

Upstream: Engine of profitable growth

•	Solid positioning in the two strategic areas in which Repsol YPF has competitive advantages: North Africa (Libya and Algeria) and the Caribbean (Trinidad and Tobago and Venezuela).

•	Unique position in LNG in the Atlantic Rim. Attractive portfolio of LNG (Trinidad and Tobago, Algeria and Iran) and agreement with Gas Natural SDG. Leadership through integration. The agreement with Gas Natural SDG, in upstream and midstream, will be the tool used to maximize value through the integrated chain. See Section 2.2.1.4.2 “Information on Repsol YPF—Operations—Exploration and Production—Other Activities—LNG.”

Within this program for growth in Upstream, Repsol YPF has chosen assets related to the production of natural gas, especially LNG, and particularly for the integrated projects of Gassi Touil (Algeria), for its high potential, and for Persian LNG (Iran) as a long-term option.

•	Development of business supported by relationships with national oil companies.

Argentina, Bolivia and Brazil (ABB): An integrated, profitable business

•	Argentina: Argentine businesses will generate a stable cash flow, particularly through the management of mature assets in upstream, where opportunities for exploration of new offshore areas will be exploited, while downstream Repsol YPF will improve the integration and efficiency of all business areas, whose structural position in ABB is very strong.

•	Brazil: development of potential opportunities for upstream.

Downstream: Leadership position in growing markets

•	Contribution to the solid and stable growth of cash flow of Repsol YPF, based upon its leadership position in the industry at a worldwide level, and on a positive margin situation.

•	In Refining, Repsol YPF will take advantage of its excellent position in growing markets, where its better capability for conversion will permit it to continue its strategy of creating results characterized by quality and high margins, taking advantage of the increase in gasoil imports.

•	Improvement of the cycle in petrochemicals will allow Repsol YPF to enjoy competitive advantages in a profitable and integrated chemical business.

•	The optimal competitive position of the LPG business increases its chances for integration.

The main prudent assumptions (“reference conditions”) for the business environment that management used for estimating the strategic targets were: (i) reference prices of Brent crude oil of 25 US$/bbl, (ii) natural gas reference prices of 4 US$/mBtu (Henry hub), (iii) exchange rates of 1.2 US$/€ and (iv) a tax rate of 35%.

2.1.4	Economic and Operating Information

The following information and discussion is based on Repsol YPF’s organizational structure in place during 2004. See Section 2.1.2 “Information on Repsol YPF—Repsol YPF—Organization of Repsol YPF” for a discussion of certain changes to our organizational structure in January 2005.

Below are summaries of operating revenues of Repsol YPF by line of business and geographic area:

	2004	2003	2002	04 vs. 03	03 vs. 02
	(millions of euro)
Operating revenue by business segment
Exploration & Production	7,610	6,419	5,580	18.55%	15.04%
Refining & Marketing	35,074	32,480	31,289	7.99	3.81
Chemicals	3,025	2,240	2,109	35.04	6.21
Natural Gas & Electricity	1,845	1,486	3,110	24.16	(52.22)
Adjustments & Other	(5,865)	(5,419)	(5,598)	(8.23)	3.20

	41,689	37,206	36,490	12.05	1.96

	2004	2003	2002	04 vs. 03	03 vs. 02
	(millions of euro)
Operating revenue by geographic segment
Spain	27,824	24,346	24,541	14.29%	(0.79)%
Argentina	6,206	5,940	5,415	4.48	9.69
Rest of Latin America	5,550	4,382	4,115	26.65	6.49
Rest of the World	2,109	2,538	2,419	(16.90)	4.92

	41,689	37,206	36,490	12.05	1.96

Below is a summary of selected operating data of Repsol YPF:

	2004	2003	2002
Crude oil net proved reserves(1)	1,683,190	1,881,731	2,018,696
Spain	3,749	4,974	4,242
Argentina	1,115,249	1,274,343	1,399,601
Rest of Latin America	406,418	419,638	420,165
Rest of the World	157,774	182,776	194,688
Gas net proved reserves(2)	18,207,112	19,941,659	18,205,779
Spain	—	—	—
Argentina	7,011,469	8,226,655	9,431,883
Rest of Latin America	10,947,375	11,355,159	8,395,829
Rest of the World	248,268	359,845	378,067
Hydrocarbon net production(3)	426,671	413,348	365,106
Spain	1,373	1,481	2,647
Argentina	276,193	277,423	261,293
Rest of Latin America	124,052	105,510	71,522
Rest of the World	25,053	28,934	29,644
Refining capacity(4)(8)	1,234	1,234	1,234
Spain	740	740	740
Argentina	334	334	334
Rest of Latin America	160	160	160
Crude oil processed(5)(8)	54.9	53.4	52.8
Spain	34.3	32.4	31.9
Argentina	15.4	15.4	15.2
Rest of Latin America	5.2	5.6	5.7
Number of service stations(6)	6,913	6,614	6,629
Spain	3,616	3,611	3,653
Argentina	1,868	1,910	1,940
Rest of Latin America	973	956	906
Rest of the World	456	137	130
Sales of petroleum products(7)(8)	54,968	53,577	50,091
Spain	28,135	27,861	26,785
Argentina	8,677	8,116	8,001
Rest of the World	18,156	17,600	15,305
Sales of petrochemical products(7)(9)
By region:	4,104	3,968	3,315
Spain	1,342	1,292	1,197
Argentina	882	824	670
Rest of the World	1,880	1,852	1,448
By product:	4,104	3,968	3,315
Basic	420	426	292
Derivative	3,684	3,542	3,023
LPG sales(7)	3,217	3,193	3,236
Spain	1,955	1,992	2,030
Argentina	310	308	342
Rest of Latin America	863	809	783
Rest of the World	89	84	81
Natural gas sales(10)	32.85	30.34	26.87
Spain	20.99	20.34	18.82
Argentina	2.43	2.49	2.22
Rest of Latin America	5.49	4.67	4.45
Rest of the World	3.94	2.84	1.38

(1)	Thousands of barrels of crude oil.
(2)	Millions of cubic feet of gas.
(3)	Thousands of barrels of oil equivalent.
(4)	Thousands of barrels per day.
(5)	Millions of tonnes of oil equivalent.
(6)	Information for Argentina includes 50% of Refinor’s service stations.
(7)	Thousands of tonnes.
(8)	Information includes 50% of Refinor refinery (Argentina), 30% of REFAP refinery (Brazil) and 30.71% of Manguinhos refinery (Brazil), with the exception of sales of petroleum products for 2002 which do not include the partial interests in Refinor and REFAP refineries.
(9)	The 2003 and 2002 sales volumes have been adjusted to present Repsol YPF’s chemical business more accurately. Specifically, adjustments have been made in the consolidation of subsidiaries. The sales of basic products include exports of olefins, consistent with international margin indicators, and the sales of derivative products include the remainder of the chemical business.
(10)	Billion cubic meters. Includes 100% of sales volumes reported by Gas Natural although at December 31, 2004 Repsol YPF owned 30.85% of Gas Natural and accounts for it using the proportional integration method under Spanish GAAP because, since January 1, 2002, Gas Natural reports 100% of the natural gas sales volumes of each of its consolidated subsidiaries, regardless of Gas Natural’s stake in such subsidiaries. Since 2004, natural gas sales in Spain have included LNG supplied to wholesale customers in Spain, whereas in prior years these sales were reported as “Rest of the World”. Natural gas sales for 2003 and 2002 have been restated in accordance with this criterion.

2.1.5	Business Environment

In 2004, global economic growth was approximately 5.0% and, in light of the fact that emerging economies grew at an even faster pace (approximately 7.0%), growth in global oil demand amounted to approximately 3.0 millions of barrels.

Argentina continued to recover in 2004 with 9% growth, following 8.8% growth in 2003.

The Spanish economy grew by 3.1% during 2004, following growth of 2.9% in 2003.

The major characteristic of the oil market in 2004 was the high prices that oil has reached. The average WTI price per barrel rose US$10 to US$41.5, while the average Brent price per barrel rose US$9.5 to reach an average of US$37.9. Furthermore, this trend towards rising prices has been followed by high volatility and uncertainty.

The major determining factor of the price increase during 2004 was the extraordinary growth in global oil demand. The fact that this factor was not anticipated by analysts and official agencies stimulated even more market volatility. At the same time, another key factor in the recent price evolution was the reduction in OPEC´s surplus capacity to historically minimum levels. In addition, a strained geopolitical scenario contributed to the belief that OPEC’s surplus capacity of 1-1.5 million barrels per day was an insufficient buffer in a volatile market.

High oil prices have created a favorable environment for oil companies focused on Upstream to create value. In addition, the sustainability of prices during 2004 has also helped to increase oil companies’ investment incentives.

The demand for lighter products in the United States and in Asia and the increase in the supply of heavier crudes on the part of the OPEC, have also favored a notable increase in crude oils spreads. Due to high product prices and wider heavy crude oil spreads, the worldwide refining market continued to enjoy high margins in 2004, which exceeded those in 2003.

As in the case of Upstream, the reported results of operations of European companies continued to be adversely affected by the weakness of the dollar compared to the euro.

Average international margins in the petrochemical industry in 2004 can be characterized as mid-cycle, compared to those in 2003. Compared to 2003, the higher margins for urea and methanol, due to higher sale prices of natural gas in the United States, and higher margins for basic petrochemicals, stand out.

The natural gas sector, which is generally considered to have the greatest growth opportunities globally, continued to grow in Asia and America. Consequently, the LNG market has consolidated its global expansion.

Asia has historically driven the development of LNG markets. In 2000, Japan, Korea and Taiwan represented more than 70% of global LNG consumption. Whilst this figure has decreased in recent years because of new markets in the United States and the European Union, the trend could shift back towards Asia due to the fact that China and India are now LNG importers. However, in the short term, demand for LNG in 2005 in the Asia Pacific area is not expected to represent more than 65% of world demand. China and India have seen demand exceed their domestic production, and therefore reclassification projects have been undertaken in both countries. In China, one plant is under construction and three additional projects have been proposed, while in India two plants have recently begun operations, one plant is under construction and two additional projects have been proposed.

In addition to these emerging markets, demand for LNG in the United States is experiencing strong growth due to new combined cycle electricity generators and the decline in domestic production both in the United States and Canada. Existing terminals in the United States are currently under expansion, and there are more than 10 projects for new LNG regasification facilities in the United States and Mexico that have filed paperwork with the relevant authorities to obtain the necessary permits for construction. Some of them have already obtained all necessary permissions and construction may begin in the following months.

In order to meet the growing demand for LNG, there are several projects that will commence operations in the following years. LNG production capacity is expected to grow up to 10% in 2005 and, according to different forecasts, global LNG production capacity will increase more than 50% over the next five years. New projects continue to be developed in countries such as Australia, Russia, Norway, Egypt and Trinidad and Tobago. These projects, together with others in Africa and the Middle East, are expected to increase annual global liquefaction capacity by more than 100 million tonnes per year by 2010.

2.1.6	Development of the Business

Repsol YPF’s net income for 2004 decreased by 3.5% to €1,950 million. Cash flow from operating activities was €4,237 million compared to €5,373 million in 2003. Net income per share decreased from €1.65 in 2003 to €1.60 in 2004.

Operating income in 2004 was €4,547 million as compared to €3,860 million in 2003.

In 2004, there were extraordinary items amounting to €682 million, most of which (€667 million) were booked in the fourth quarter of 2004.

In 2004, the world economy grew faster than at any time in the past thirty years. The strength of global demand, particularly in emerging economies, led to increased prices in the petroleum, gas and oil product markets.

Repsol YPF’s operating performance was the result of improvements in all of its business areas, which throughout 2004 posted a considerable rise in operating income. The refining area performed well with a 36.2% increase in operating income and record high margins. Meanwhile, in exploration and production, operating income rose by 12.2% to €2,638 million and average oil and gas production increased by 3%. Chemicals registered a 63.2% growth, and operating income from gas and power activities increased by 29.2%.

Repsol YPF’s net debt was €4,920 million at December 31, 2004, falling €127 million from €5,047 million at December 31, 2003. The international rating agencies, Moody’s and Standard & Poor’s, have upgraded Repsol YPF’s long-term debt rating in light of Repsol YPF’s sound operating and financial performance.

See Section 3.8.1 “—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition” for a reconciliation of net debt to total debt and an explanation as to why Repsol YPF believes “net debt” is a useful figure for investors.

2.2	Operations

2.2.1	Exploration and Production

Exploration and Production (“E&P”) accounted for approximately 58%, 61% and 54% of Repsol YPF’s operating income in 2004, 2003 and 2002, respectively.

E&P includes the exploration and production of crude oil and natural gas in different parts of the world. Repsol YPF’s oil and gas reserves are located in Latin America (Argentina, Bolivia, Trinidad and Tobago, Venezuela, Brazil, Ecuador and Colombia), North Africa (Libya and Algeria), the Middle East, Spain and the United States.

Repsol YPF conducts its E&P activities through YPF, Repsol Exploración, Repsol YPF Bolivia and Repsol YPF Brasil.

Repsol YPF’s other E&P activities include the liquefaction of natural gas in Trinidad and Tobago, the sale and transportation of LNG and the supply and retail sale of natural gas and natural gas liquids in Argentina.

Repsol YPF estimates that at December 31, 2004 it had proved net oil and gas reserves of approximately 4,926 million barrels of oil equivalent, a 9.34% decrease in comparison to 5,433 million barrels of oil equivalent at December 31, 2003. Reserves at December 31, 2003 represented a 3.27% increase from 5,261 million barrels of oil equivalent at December 31, 2002. The decrease in proved net oil and gas reserves as of December 31, 2004 compared to such reserves as of December 31, 2002 was 6.37%. The reserves replacement ratio, excluding acquisitions and sales made during each respective year, was -19.6% and 25.0% of the annual production in 2004 and 2003, respectively, or -18.9% and 141.7% of the annual production in 2004 and 2003, respectively, including new acquisitions and sales. Independent engineers (DeGolyer & MacNaughton and Gaffney, Cline & Associates) concluded their review of 100% of the reserve assets during the fiscal year, ending the three-year cycle that began in 2002, in accordance with the company’s commitment to transparency.

The reserves replacement ratios were calculated and based on the figures presented in the Proved developed and undeveloped reserves of crude oil, condensed oil and LPG and natural gas table of the “Supplementary information on oil and gas exploration and production activities” in Notes to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 20-F:

•	The reserve replacement ratio excluding acquisition and sales during each respective year is calculated as the ratio of proved reserves increases (Extensions and discoveries plus Increase due to improvements in recovery techniques plus revisions of previous estimates) divided by annual production. For example, this ratio in 2004 was -19.6%, and it was calculated as the ratio between proved reserves changes of -83,801 thousands of barrels of crude oil equivalent and the annual production of 426,671 thousands of barrels of crude oil equivalent.

•	The reserve replacement ratio including acquisition and sales during each respective year is calculated as the ratio of proved reserves increases (Extensions and discoveries plus Increase due to improvements in recovery techniques plus revisions of previous estimates plus net Purchase (Sale) of reserves) divided by annual production. For example, this ratio in 2004 was -18.9%, and it was calculated as the ratio between proved reserves changes of -80,786 thousands of barrels of crude oil equivalent and the annual production of 426,671 thousands of barrels of crude oil equivalent.

As a result of the joint analysis with independent engineers and additional information from various fields, proved reserves have decreased by 222.7 million barrels of oil equivalent (4.1% of the initial reserves). The main negative revisions have affected the non-operated fields in Trinidad and Tobago, Argentina (Ramos, Aguaragüe, etc.), Brazil and the operated field in Loma de la Lata in Argentina. In addition, the effect of the Production

Sharing Contracts caused a decrease of 15.8 million barrels of oil equivalent. However, revisions in Bolivia and Venezuela were positive.

At December 31, 2004, Repsol YPF had oil and gas exploration and production interests in 24 countries, through concessions and contractual agreements, either directly or through its subsidiaries. Repsol YPF acted as operator in 20 of those countries. In the summer of 2004, Repsol YPF obtained, through direct negotiations, the rights to Block 17 in Liberia, and in January 2005 it was awarded Block 16. In both cases it is awaiting official publication of the grant by Liberian authorities.

2.2.1.1	Oil and Gas Reserves

Unless otherwise indicated below, Repsol YPF estimated its proved oil and gas reserves as of December 31, 2004, 2003 and 2002 in accordance with guidelines established by the Securities and Exchange Commission and accounting principles set by the Financial Accounting Standards Board. These standards require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World
	(thousands of barrels)
Proved developed and undeveloped net crude oil reserves (including condensate and natural gas liquids)

Reserves at Dec. 31, 2002(1)	2,018,696	4,242	188,733	1,399,601	420,165	5,918	37
Reserves at Dec. 31, 2003(2)	1,881,731	4,974	177,371	1,274,343	419,638	5,371	34
Reserves at Dec. 31, 2004(3)	1,683,190	3,749	151,446	1,115,249	406,418	—	6,328

(1)	44.9% of reserves were estimated by Gaffney, Cline & Associates and DeGolyer & MacNaughton, independent engineers in 2002.
(2)	28.7% of reserves were estimated by Gaffney, Cline & Associates and DeGolyer & MacNaughton, independent engineers in 2003.
(3)	23.9% of reserves as of December 31, 2004 were estimated by Gaffney, Cline & Associates and DeGolyer & MacNaughton, independent engineers. In addition, in mid-2004, DeGolyer & MacNaughton estimated a further portion of the reserves as of December 31, 2003, which represented 2.6% of reserves at December 31, 2004. We do not audit the same fields each year and, therefore, in accordance with Repsol YPF’s policy of having an external certification of 100% of the assets performed every three years, an auditing cycle that included 100% of the assets ended in 2004.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World
	(millions of cubic feet)
Proved developed and undeveloped net natural gas reserves

Reserves at Dec. 31, 2002(1)	18,205,779	—	323,095	9,431,883	8,395,829	50,088	4,884
Reserves at Dec. 31, 2003(2)	19,941,659	—	310,584	8,226,655	11,355,159	44,874	4,387
Reserves at Dec. 31, 2004(3)	18,207,113	—	240,036	7,011,469	10,947,376	—	8,232

(1)	31.9% of reserves were estimated by Gaffney, Cline & Associates and DeGolyer & MacNaughton, independent engineers in 2002.
(2)	8.4% of reserves were estimated by Gaffney, Cline & Associates and DeGolyer & MacNaughton, independent engineers in 2003.

(3)	46.9% of reserves as of December 31, 2004 were estimated by Gaffney, Cline & Associates and DeGolyer & MacNaughton, independent engineers. In addition, in mid-2004, DeGolyer & MacNaughton estimated a further portion of the reserves as of December 31, 2003, which represented 19% of reserves at December 31, 2004. We do not audit the same fields each year and, therefore, in accordance with Repsol YPF’s policy of having an external certification of 100% of the assets performed every three years, an auditing cycle that included 100% of the assets ended in 2004.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World
	(thousands of barrels of oil equivalent)
Total proved developed and undeveloped net reserves
Reserves at Dec. 31, 2002(1)	5,261,043	4,242	246,275	3,079,366	1,915,415	14,838	907
Reserves at Dec, 31, 2003(2)	5,433,228	4,974	232,684	2,739,464	2,441,928	13,363	815
Reserves at Dec. 31, 2004(3)	4,925,774	3,749	194,195	2,363,952	2,356,084	—	7,794

(1)	Includes 622,180 thousands of barrels of crude oil equivalent relating to the minority shareholders of Andina (Bolivia). Gaffney, Cline & Associates, independent engineers, estimated 37% of Repsol YPF’s proved crude oil reserves, condensates, LPG and natural gas reserves.
(2)	Includes 606,409 thousands of barrels of crude oil equivalent relating to the minority shareholders of Andina (Bolivia). Gaffney, Cline & Associates and DeGolyer & MacNaughton, independent engineers, estimated 15.4% of Repsol YPF’s proved crude oil reserves, condensates, LPG and natural gas reserves in 2003.
(3)	Includes 621,448 thousands of barrels of crude oil equivalent relating to the minority shareholders of Andina (Bolivia). Gaffney, Cline & Associates and DeGolyer & MacNaughton, independent engineers, estimated 39.1% of Repsol YPF’s proved crude oil reserves, condensates, LPG and natural gas reserves in 2004. In addition, in-mid 2004, DeGolyer & MacNaughton estimated a further portion of the reserves as of December 31, 2003, which represented 13.4% of Repsol YPF’s proved crude oil reserves, condensates, LPG and natural gas reserves as of December 31, 2004. We do not audit the same fields each year and, therefore, in accordance with Repsol YPF’s policy of having an external certification of 100% of the assets performed every three years, an auditing cycle that included 100% of the assets ended in 2004.

Net oil and gas proved reserves at December 31, 2004 were 4,926 million barrels of oil equivalent (34.1% petroleum and liquids and 65.9% natural gas), a 9.34% decrease compared to net oil and gas proved reserves of 5,433 million barrels of oil equivalent at December 31, 2003. This overall decrease in net oil and gas proved reserves is a result of:

a)	A reduction of 426.7 million barrels of oil equivalent from oil and natural gas production;

b)	A decrease of 222.7 million barrels of oil equivalent (4.1% of the initial reserves) from revisions to previous estimates as a result of the certifications by independent engineers (DeGolyer & MacNaughton and Gaffney, Cline & Associates) and the incorporation of additional technical information from various fields.

The main revisions affecting the non-operated fields are:

•	An overall negative revision in Trinidad and Tobago of 148.4 millions of barrels of oil equivalent (779 billion cubic feet of gas and 9.7 millions of barrels of oil and condensate) mainly due to full compliance with the SEC’s definition of proved reserves.

•

An overall negative revision in Argentina of 48.9 million barrels of oil equivalent (137 billion cubic feet of gas and 24.4 million barrels of oil, condensate and LPG). The main figures are a downward revision of 38.8 million barrels of oil equivalent applied to the Ramos and Aguaragüe concession gas-condensate fields to reflect current production performance and a downward revision of 16.3 million barrels of oil equivalent applied to Puesto Hernández and Río Negro Norte concession oil fields due to well and water flooding performance that was worse than expected. Other minor revisions of previous proved reserves estimates resulted in an overall positive revision of 6.2 million barrels of oil equivalent.

•	An overall negative revision in Brazil of 12.6 million barrels of oil equivalent (12.4 million barrels of oil and 1.1 billion cubic feet of gas) applied as a consequence of the development drilling results.

The main revisions affecting the operated fields are:

•	In Argentina, the proved reserves of the Loma La Lata-Sierras Blancas gas-condensate reservoir were downgraded by 8.1% and partially reclassified as non-proved to reflect an unanticipated partial lack of vertical gas equilibrium in certain areas of the reservoir, which will lead to an overall reduction of the attainable recovery factor. The total negative revision amounted to 72.6 million barrels of oil equivalent (326 billion cubic feet of gas and 14.6 million barrels of oil, condensate and LPG) of net proved reserves. A negative revision of 8.3 million barrels of oil was applied to Chihuido de la Sierra Negra oil field, which reflects a minimum oil rate decline assumed at high water cuts. Also, the Avile fm. gas-cap (45.9 billion cubic feet of gas) was removed from proved reserves due to high CO2 content.

•	In Bolivia an overall upward revision of 68.4 million barrels of oil equivalent (248.3 billion cubic feet of gas and 24.2 million barrels of oil, condensate and LPG) was applied to reflect the new gas sales to Argentina that began in June 2004.

•	In Venezuela 39.3 million barrels of oil equivalent of proved reserves (158 billion cubic feet of gas and 11.1 million barrels of condensate) were added as a consecuence of the gas sales increment agreement approved for the Quiriquire Block.

•	In addition, the effect of the high oil prices in the Production Sharing Contracts caused a decrease of 15.8 million barrels of oil equivalent (11.6 millions in Algeria and 4.3 millions in Libya).

•	Other negative revisions of previous estimates in Ecuador, and several minor fields in Argentina amounted to 15.6 million barrels of oil equivalent.

c)	An increase of 119.3 million barrels of oil equivalent from field extensions and discoveries, principally in:

•	Trinidad and Tobago:

•	BPTrinidad and Tobago LLC (“BPTT”), 70% BP and 30% Repsol YPF, discovered a large gas field. The Chachalaca x-1 exploratory well reached a total depth of 4,765 meters and is located in the East-Mayaro Block offshore Trinidad. The proximity of the new field to fields already in production should facilitate and speed up its development and ensure a supply of gas for the fourth liquefaction train currently under construction. The discovery of the Chachalaca field represents a net proved undeveloped addition of 43.8 million barrels of oil equivalent (242 billion cubic feet of gas and 0.8 million barrels of condensate).

•	The Manakin gas field, which is located in Block 5b and which was discovered in 2002, was moved to the proved reserves category to cover the gas sales contracts to supply the liquefaction trains with 56 billion cubic feet of gas.

•	Argentina:

•	In the Neuquén basin, Rincón del Mangrullo and Puesto Cortaderas gas-condensate fields were discovered with a net proved undeveloped reserves addition of 9.1 million barrels of oil equivalent (50.1 billion cubic feet of gas and 0.2 million barrels of condensate). These two fields are already under development and production startup is scheduled for early 2006 to supply the domestic gas market.

•	Gas delineation drilling activity in the Neuquén basin (Bajo Los Lobos, Cupen Mahuida and Loma La Lata-Lotena) added 53.2 billion cubic feet of proved gas reserves, of which 53% are proved developed. Development of the reserves should be completed in 2005 to supply the domestic gas market.

•	In the Golfo San Jorge basin, the discovery of the La Enramada-X5 oil field and delineation drilling activity around the proved areas (Manantiales Behr, Seco-Leon, Los Perales, Barranca Baya, Lomas del Cuy and other oil areas) added 8.4 million barrels of oil equivalent (7.5 million barrels of oil and 4.9 billion cubic feet of dissolved gas), of which 59% were proved undeveloped. Development of the reserves should be completed in the next two years (2005-2006).

•	Venezuela: Repsol YPF made a discovery in the second half of the year with its first exploratory well drilled in the Barrancas block (Sipororo 2X). This block, located in the country’s southwestern region in the states of Barinas, Portuguesa and Trujillo, was awarded entirely to Repsol YPF in 2001 under a license for exploration and production of non-associated gaseous hydrocarbons. The gas production in the block, expected to begin in the second half of 2005 and to reach 2 million cubic meters per day in 2006, will be sent to a thermoelectric power plant to be set up in the municipality of Obispos in Barinas. This project will help overcome electric power generation problems in the region. Added proved reserves amounted to 79 billion cubic feet of gas.

•	United States: On July 16, 2004, after a Feasibility Study was presented to the MMS, an exploratory operations suspension (SOP) was obtained in the Neptune oil field in the Gulf of Mexico, where Repsol YPF has a 15% stake in the field operated by BHP. Net proved reserves additions were 7.0 million barrels of oil equivalent (6.3 million barrels of oil and 4.2 billion cubic feet of gas). Partnership members have approved the field development project and the field is currently under development. Production is expected to start in July 2007.

•	Other proved reserves additions from extensions and discoveries took place in Libya, Bolivia, Colombia, Argentina, and Venezuela totalizing 17.5 million barrels of oil equivalent (11.3 million barrels of oil and condensate and 33.7 billion cubic feet of gas). With the exception of the new discovery made in the NC-186 in Libya (4.4 million barrels of oil), the rest of the reserves additions are mainly proved developed producing reserves, with some minor proved undeveloped reserves located nearby producing fields.

d)	An increase of 19.6 million barrels of oil equivalent from improved recovery techniques, mainly in Argentina. Water flooding activity related to new project and extensions of existing projects on analogous reservoirs located in the inmediate area of existing projects with positive production response, added 18.1 million barrels of oil equivalent (17.8 million barrels of oil and 2.0 billion cubic feet of dissolved gas), 70% proved undeveloped, of which 13.1 million barrels of oil were located in the Golfo San Jorge basin. Those reserves should be developed in the mid term with full production response expected to take place in the next three years (2005-2007).

e)	An increase of 16.4 million barrels of oil equivalent (29.1 billion cubic feet of gas and 11.2 million barrels of oil and condensate) from the acquisitions of new assets. This change was due to the acquisition of an additional 50% working interest of the Mamoré block in Bolivia.

f)	A decrease of 13.4 million barrels of oil equivalent (44.9 billion cubic feet of gas and 5.4 million barrels of condensate) due to the sale of Jambi Merang block in Indonesia.

Additional detail on developed and undeveloped oil-equivalent proved reserves is shown in the table below:

	Year End 2004		Year End 2003
	Developed	Undeveloped	Developed	Undeveloped
	(million of barrels of oil equivalent)
Spain	3.75	—	4.97	—
North Africa and Middle East	144.09	50.11	170.56	62.12
Argentina	1,823.58	540.38	2,063.63	675.83
Rest of Latin America(1)	1,489.28	866.80	985.20	1,456.73
Rest of the World(2)	0.76	7.04	1.30	12.87
Total	3,461.45	1,464.32	3,225.67	2,207.56

(1)	Most of the proved undeveloped reserves included in this geographic area at year end 2004 are associated with the long term sales gas contracts of Bolivia and Trinidad and Tobago.

(2)	The change of the proved undeveloped reserves from year end 2003 to year end 2004 is due to the sale of the Jambi Merang block in Indonesia (13.4 million barrels of oil equivalent) and to the addition of the proved undeveloped reserves of Neptune field in the Gulf of Mexico (7.0 million barrels of oil equivalent).

2.2.1.2	Production

The following table shows Repsol YPF’s net daily average production of crude oil and natural gas for 2004, 2003 and 2002:

	PRODUCTION BY GEOGRAPHIC AREA
	2004			2003			2002
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)
Spain	4	—	4	4	—	4	5	13	7
North Africa and Middle East	56	71	68	60	101	79	61	110	80
Algeria	7	71	20	9	101	28	10	110	30
Libya	21	—	21	20	—	20	16	—	16
Dubai	27	—	27	31	—	31	35	—	35
Argentina	399	1,996	755	432	1,842	760	438	1,561	716
Rest of Latin America	109	1,292	339	98	1,074	289	81	647	196
Bolivia	29	440	107	21	291	73	19	243	62
Colombia	5	—	5	5	—	5	5	—	5
Ecuador	15	—	15	10	—	10	9	—	9
Venezuela	43	303	97	41	299	94	41	289	93
Trinidad and Tobago	17	549	114	21	484	107	7	115	27
Rest of the World	—	2	*	—	4	1	—	4	1
United States	—	2	*	—	2	*	—	1	*
Indonesia	—	—	—	—	2	*	—	3	1
Total net production	567	3,360	1,166	594	3,021	1,132	584	2,336	1,000

*	Amounts less than one thousand barrels of oil equivalent per day.

In 2004, the average production of hydrocarbons was 1,165,800 barrels of oil equivalent per day. This represents an increase of 2.9% compared to production in 2003. The increase was mainly caused by the increased production of gas, which was 11.2% higher than in the previous year, offset in part by a reduction in crude oil net production. The production of gas in 2004 was 3,360 mmcf/d, which equals 598,400 barrels of oil equivalent per day. This increase took place mainly in Argentina and Bolivia. Due to the functioning of train number 3 of Atlantic LNG during the entire year and the start of production in the Atlas Metanol plant, the production of gas in Trinidad and Tobago also increased by 13.8% compared to the previous year, which counterbalanced the production loss caused by operating problems.

The production of liquids in 2004, which amounted to 567,300 barrels per day, decreased by 4.6% compared to 2003. The increases in Bolivia, Ecuador, Libya, Venezuela and Colombia partially offset the decreased production principally in Argentina, Trinidad and Tobago and Dubai. The negative effects of strikes and operating problems in Argentina and Trinidad and Tobago, as well as the effect that high crude oil prices have on the Production Sharing Contracts in Algeria and the maintenance shutdown in such country, caused a decrease of 9,800 barrels of oil per day. Without such effects, the decrease in production of liquids would have been 2.9%.

Crude oil and natural gas production accounted for approximately 48.7% and 51.3%, respectively, of Repsol YPF’s total production in barrels of oil equivalent during 2004. Repsol YPF’s current estimated oil and gas net proved reserves to production ratio is 11.5. The ratio is based on total net proved reserves as of December 31, 2004 and annual net production for 2004.

The following tables show information regarding Repsol YPF’s activities as of the dates and for the periods set forth below.

Developed and undeveloped acreage at December 31, 2004

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World
	Thousands of acres
Year ended Dec. 31, 2004
Developed(1)
Gross(3)	1,081	7	249	557	219	—	50
Net(4)	584	5	35	440	104	—	—
Undeveloped(2)
Gross(3)	14,052	24	2,766	7,128	4,129	—	5
Net(4)	7,637	17	366	5,210	2,044	—	—

(1)	Developed acreage is spaced or assignable to productive wells.
(2)	Undeveloped acreage is considered to be those acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.
(3)	The term “gross” relates to the total activity in which the Group and associated companies have an interest.
(4)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies fractional interests.

Number of productive wells

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World(3)
Year ended Dec. 31, 2004
Oil
Gross(1)	11,729	10	351	10,318	1,050	—	—
Net(2)	9,734	7	89	9,005	633	—	—
Gas
Gross(1)	662	8	64	534	56	—	—
Net(2)	417	7	19	365	26	—	—

The number of wells operated at year end 2004 were 12,359 gross wells and 11,719 net wells.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World(3)
Year ended Dec. 31, 2003
Oil
Gross(1)	11,232	11	327	10,004	885	5	—
Net(2)	9,380	7	83	8,801	489	—	—
Gas
Gross(1)	788	10	59	561	158	—	—
Net(2)	535	9	18	393	116	—	—

The number of wells operated at year end 2003 were 12,117 gross wells and 11,495 net wells.

(1)	The term “gross” relates to the total activity in which the Group and associated companies have an interest.
(2)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies fractional interests.
(3)	Figures do not include the productive wells of Crescendo overriding royalty.

Number of Net Productive and Dry Wells Drilled

A. Net Productive Exploratory Wells Drilled(1)

	2004	2003	2002
Spain	—	—	—
North Africa and Middle East	1	—	—
Argentina	7	6	9
Rest of Latin America	2	1	1
Rest of the World	—	—	—

Total	10	7	10

B. Net Dry Exploratory Wells Drilled(1)

	2004	2003	2002
Spain	—	2	1
North Africa and Middle East	1	—	2
Argentina	17	19	15
Rest of Latin America	4	1	1
Rest of the World	1	1	1

Total	23	23	20

(1)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies fractional interests.

Present Activities

Wells Drilling

	Year End 2004		Year End 2003
	Gross(1)	Net(2)	Gross(1)	Net(2)
Spain	—	—	—	—
North Africa and Middle East	2	1	1	—
Argentina	5	4	9	9
Rest of Latin America	2	1	4	2
Rest of the World	—	—	2	—

Total	9	6	16	11

(1)	The term “gross” relates to the total activity in which the Group and associated companies have an interest.
(2)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies fractional interests.

2.2.1.3	Exploration, Development, Acquisitions and Production

Repsol YPF’s strategy is based on exploration and efficient development of the fields it operates with a focus on regions whose conditions are favorable to improving Repsol YPF’s competitive position. Such regions are primarily located in Latin America, the Caribbean and North Africa, but Repsol YPF also plans to expand to West Africa and the Middle East.

The tables below show production costs incurred by Repsol YPF and other details of Repsol YPF’s production operations in 2004, 2003 and 2002:

	2004	2003		2002
	(millions of euro)
Exploration, development and acquisitions (incurred costs)
Exploration	309	266		193
Development	853	892		961
Acquisitions and other	21	1,327	(1)	1

Total	1,183	2,485		1,155

(1)	Includes gross fixed assets (which includes accumulated depreciation). If only net tangible assets were included, acquisitions and other costs would have been €1,004 million and total incurred costs would have been €2,162 million in 2003.

	2004	2003	2002
Exploration, development and acquisitions
Exploratory concession net area (in km2)	279,721	246,962	156,926
Exploratory drilling tests finished	50	39	43
Positive	15	9	14
Discoveries and extensions(1)	119	191	138
Acquisitions (sales), net(1)	3	482	234

(1)	Millions of barrels of oil equivalent.

At December 31, 2004, Repsol YPF had mineral rights with respect to a total of 343 blocks with a net surface area of 322,030 km2 (113 of these blocks were located in Argentina and have a net surface area of 87,815 km2), which consist of 143 production blocks with a net surface area of 42,308 km2 (86 of which were located in Argentina, and have a net surface area of 24,834 km2) and 200 exploratory blocks with a net surface area of 279,721 km2 (27 of which were located in Argentina and have a net surface area of 62,981 km2).

During 2004, Repsol YPF finished a total of 50 exploratory wells, 15 of which were successful. In Argentina, 29 exploratory wells were finished, nine of which were successful, and in the rest of the world 21 were finished, six of which were successful. Three exploratory wells were under evaluation at December 31, 2004.

As of December 31, 2004, Repsol YPF had nine exploratory wells in progress, five of which were located in Argentina and four in the rest of the world.

The following are the most significant activities conducted by Repsol YPF in the countries in which Repsol YPF had exploration and production interests in 2004.

Algeria

At December 31, 2004, Repsol YPF had mineral rights in five blocks. Two of these blocks are production blocks with a net surface area of 581 km2, and the other three are exploratory blocks with a net surface area of 12,032 km2.

Net petroleum production in Algeria in 2004 was 7.3 million barrels of oil equivalent (an average of 19.9 thousand barrels of oil equivalent per day), mainly from the TFT block (operated by Repsol YPF in conjunction with Sonatrach and Total Fina Elf) and, to a lesser extent, from the Issaouane block, operated by Repsol YPF. Net oil production was 2.6 million barrels, including condensate and liquids, and 26.0 billion cubic feet of natural gas. Net proved oil and gas reserves in Algeria at December 31, 2004 were 63.8 million barrels of oil equivalent.

During 2004, two exploratory wells in block Berkine 401d were completed, one of them RERC-1 was unsuccessful and the other RERW-1 is under evaluation, and 217 km of 2D seismic and 155 km2 of 3D seismic were recorded.

Repsol YPF and Gas Natural SDG signed the first integrated LNG project agreement awarded to a consortium of foreign companies in Algeria. The consortium, in which Repsol YPF holds a 60% and Gas Natural SDG a 40% stake, will carry out an integrated exploration, production, liquefaction and LNG marketing project in the Gassi Touil Rhourde Nous-Hamra area located in the eastern part of Algeria. The project, which is designed to last 30 years, calls for an initial investment of €1,628 million. It will produce gas from reserves that have been discovered, explore additional hydrocarbon reserves and carry out their subsequent development and production. The related blocks are two exploratory blocks, Gassi Touil and In Amedjene blocks, that have a total surface area of 8,748 km2 (net total surface area of 5,248 km2, not included at December 31, 2004), and nine production blocks that have a total surface area of 4,111 km2 (net total surface area of 2,527 km2, not included at December 31, 2004).

The project also involves the construction of a natural gas liquefaction plant in Arzew to market the gas from the awarded production area. The liquefaction plant will have a capacity of 5.2 billion cubic meters per year of LNG, which is equivalent to 20% of Spanish consumption, and it can be expanded in the future by the addition of a second train to optimize the project. The liquefaction plant may go into commercial operation in 2009.

On July 29, 2004, the Algerian Ministry of Energy and Mines assigned the consortium created by Repsol YPF and Gas Natural SDG a hydrocarbon exploration block in the Gassi Chergui Ouest area. The block has a surface area of 4,831 km2 (net surface area of 2,899 km2, not included at December 31, 2004) and it is located in eastern Algeria, in the western part of the Berkine Basin adjacent to the Gassi Touil-Rhourde Nouss area.

Angola

At December 31, 2004, Repsol YPF had mineral rights in one exploratory block with a net surface area of 359 km2. No exploratory wells were drilled in 2004.

Argentina

At December 31, 2004, Repsol YPF had mineral rights in 113 blocks, including 27 exploratory blocks with a net surface area of 62,981 km2, and 86 production blocks located in the Neuquén, San Jorge, Austral, Cuyana and Northwest basin, with a net surface area of 24,834 km2.

Net hydrocarbon production in Argentina in 2004 was 276.2 million barrels of oil equivalent (an average of 754.6 thousand barrels of oil equivalent per day). Net crude oil production was 146.1 million barrels, including condensate and liquids, and 730.5 billion cubic feet of natural gas. The break down by area was, on average: Neuquén, 511,627 barrels of oil equivalent per day; San Jorge and Austral, 156,292 barrels of oil equivalent per day; Cuyana, 32,834 barrels of oil equivalent per day; and Northwest, 53,872 barrels of oil equivalent per day.

Compared to 2003, net hydrocarbon production increased by 2.7% in Neuquén and decreased by 13.7% in Cuyana, 10.4% in the Northwest basin and 2.9% in San Jorge and Austral.

In the first quarter of the year, Repsol YPF and the other gas producers in Argentina signed an agreement with the government for implementation of the regularization of natural gas prices at the point of entry into the transport system scheme, prescribed by Decree 181/2004. This agreement includes the creation of a price recomposition path for the Industry, Power Generation and CNG segments. It also requires producers to guarantee the supply of maximum daily volumes to distributors and power generation plants that use firm transport. The maximum daily volumes cover both current volumes and growth from 2004 to 2006. The first staged price increases that were approved by the Argentine government took place in May and October.

The historic production record in the Manantiales Behr field, of which Repsol YPF owns 100%, was achieved in May 2004. Production from this field, located in the San Jorge Gulf basin, has doubled in recent years in spite of its maturity, and reached 14,858 barrels of oil equivalent per day.

The Transneuquén gas pipeline, which is operated by Repsol YPF and connects the El Portón field in northern Neuquén province to the natural gas trunk line transport system, was inaugurated in May 2004. It required a $15 million investment and will supply the Argentine market with an additional 4.3 million cubic meters of natural gas per day.

In May 2004, the Argentine government increased the tax on crude oil exports from 20% to 25% and the tax on LPG exports from 5% to 20%. It also imposed a 20% withholding on natural gas exports and a 5% withholding on gasoline exports. In August as a result of the rise in international crude oil prices, the crude oil export tax was again increased to a level above the existing 25% rate through the introduction of surcharges varying from 3% to 20% for West Texas Intermediate (WTI) crude prices between $32 and $45 per barrel, respectively. The total withholding payment was $126 million, of which $111 million was for crude oil exports and $15 million for natural gas exports.

At the end of the year, Repsol YPF announced the decision to invest $100 million in an expansion of the Northern Argentine gas pipeline, which will contribute an additional 1.8 million cubic meters of natural gas per day to the Argentine trunk line system. This expansion, expected to become operational in August 2005, will help cover the industrial gas consumption needs in the northern and central regions of Argentina.

Work continued at Rincón de los Sauces in the Neuquén basin to mitigate the natural decline that has been under way since mid-1999. Work undertaken in 2004 included the repair of 65 injector wells and 70 producer wells, drilling of vertical development wells in the Cortaderas (Lomita) area, drilling of in-fill wells and implementation of EOR (Enhanced Oil Recovery) pilot projects. In addition, work continued on the project to increase pumping capacity, which began in 2003, and 30 new pumps were installed during 2004.

During 2004, a total of 29 exploratory wells were finished, nine of which were successful and one is under evaluation. Most prominent among the discoveries made in Argentina are those made with Puesto Cortaderas x-1 and Rincón del Mangrullo x-3 wells, which are both located in the Neuquén basin.

In 2004, 92 km of 2D seismic and 2,992 km2 of 3D seismic were recorded.

Azerbaijan and Kazakhstan

After all existing obligations had been met, abandonment of the Baiganinsk exploratory block in Kazakhstan and the Kurdashi exploratory block in Azerbaijan was completed in 2004.

Bolivia

At December 31, 2004, Repsol YPF had mineral rights in 32 blocks, consisting of seven exploratory blocks with a net surface area of 9,264 km2, and 25 production blocks with a net surface area of 2,174 km2.

Net petroleum production in Bolivia was 39.3 million barrels of oil equivalent (an average of 107.4 thousand barrels of oil equivalent per day), mainly from fields operated by Andina and the Mamoré block. Net crude oil production was 10.6 million barrels, including condensate and liquids, and 161.1 billion cubic feet of natural gas. Net proved oil and gas reserves in Bolivia at December 31, 2004 were 1,309 million barrels of oil equivalent. Net proved reserves allocated to Andina were 1,243 million barrels of oil equivalent.

During 2004, Repsol YPF finished three exploratory wells in the Tarija basin, two of them in Camiri and Cambarí blocks were unsuccessful and the other one in Mamoré block is under evaluation.

In June, Repsol YPF commenced the export of natural gas to Argentina to cover currently unmet demand in the northwestern region of the country.

In the Margarita field construction of the 2 million cubic meter per day treatment plant was completed and field production began on December 28, 2004. The conceptual engineering for a 12 million cubic meter per day plant is under way.

The acquisition of 50% of the Mamoré block from the BHP Billiton company, effective as of October 1, 2003, was cleared by the Bolivian authorities in February 2004. Through this transaction, Repsol YPF obtained 100% control of the Mamoré block.

In 2004, 113 km of 2D seismic and 228 km2 of 3D seismic were recorded.

Brazil

At December 31, 2004, Repsol YPF had mineral rights in nine blocks located offshore, including eight exploratory blocks with a net surface area of 2,717 km2, and one production block with a net surface area of 22 km2. Net proved reserves in Brazil at December 31, 2004 were approximately 40.9 million barrels of oil equivalent.

Repsol YPF holds 10% of the Albacora Leste field, which is currently under development in accordance with an approved plan. A total of 15 wells were drilled in 2004, seven of which were completed and tested (three producers and four injectors). In addition, the vertical part was drilled to the point of entry into the field for another six wells (two producers and three injectors) and a delineation well. Two exploratory wells were drilled in the northern part of the concession, in which reserves of heavy oil were discovered but currently are not commercial. Production at Albacora Leste is expected to begin in the second half of 2005, and 100% output, which amounts to 150,000 barrels of oil equivalent per day should be achieved in 2007-2008. Proved reserves certified by DeGolyer & MacNaughton for 100% of Albacora Leste amount to 409 million barrels of oil equivalent at December 31, 2004.

Repsol YPF obtained four new off-shore exploratory blocks in the sixth round of competitive bidding in Brazil held in August 2004. Three of these blocks are located in the Santos Basin (SM-170, SM-172, and SM-330), and the fourth is in the Espírito Santo Basin (ESM-414). Block SM-170 has a total area of 705 km2 and the winning consortium is comprised of Shell, who is the operator (40%), Petrobrás (35%) and Repsol YPF (25%). Block SM-172 has a total area of 705 km2 and the partners are Petrobrás, who is the operator (75%) and Repsol YPF (25%). Block SM-330 has a total area of 673 km2 and the partners are Petrobrás, who is the operator (75%) and Repsol YPF (25%). Block ESM-414 has a total area of 697 km2 and the partners are Petrobrás, who is the operator (75%) and Repsol YPF (25%).

During 2004, 51,617 km of 2D seismic and 18,259 km2 of 3D seismic were purchased. An exploratory well drilled in block BM-S-7 was unsuccessful.

Colombia

At December 31, 2004, Repsol YPF had mineral rights in eight blocks, consisting of seven exploratory blocks with a net surface area of 7,862 km2, and one production block (Cravo Norte) with a net surface area of 17 km2.

Net petroleum production in Colombia in 2004 was 1.9 million barrels of crude oil (an average of 5.1 thousand barrels of crude oil per day), at Cravo Norte block. Net proved reserves in Colombia at December 31, 2004 were 8.6 million barrels of crude oil.

During 2004, Repsol YPF finished one unsuccessful exploratory well in the Llanos Orientales basin, in Cosecha block.

An extension of the contract for the Cravo Norte block was approved in 2004. Pursuant to the contract, the field will be kept in production until it becomes uneconomical for the operator. The Cravo Norte concession is located at the northern edge of the Llanos Orientales region along the border with Venezuela and has a total area of 267 km2. The contract covers the Caño Limón, Tonina, Remana, Redondo and Redondo Este fields. Extraction began in 1985 and more than 1,026 million barrels of oil equivalent have been produced.

The Cravo Norte contract is managed by a joint venture in which Ecopetrol holds 50%, Occidental Andina holds 25% and Occidental de Colombia (Oxycol) holds the remaining 25% and acts as the operator. Repsol YPF’s stake is 6.25% (25% of Oxycol’s 25%). Without the extension, the contract would have terminated on December 31, 2008.

A long-term test in Capachos-l exploratory well in the Llanos basin is being carried out to confirm the discovery previously made. Repsol YPF has requested an extension to the exploratory period and made a commitment to acquire 300 km2 of 3D seismic.

Repsol YPF obtained three new exploratory blocks during the year: Alea (50% Repsol YPF with a net area of 2,848 km2), Ligia (33.33% Repsol YPF with a net area of 902 km2) and Alcatraz (33.33% Repsol YPF with a net area of 2,008 km2).

In 2004, 15 km of 2D seismic were recorded.

Cuba

At December 31, 2004, Repsol YPF had mineral rights in six exploratory blocks, with a net surface area of 10,702 km2.

In July, the Yamagua-1 exploratory well was drilled to a 1,660 meter water depth and to a total depth of 3,410 meters. Evaluation of the results of the Yamagua-1 well has revealed the existence of crude oil generation in the basin and the presence of some excellent carbonated reservoirs. However, the location of the well lacks efficient seal formations to prevent migration of oil from reservoirs and there is a risk of oil biodegradation. Nevertheless, new expectations have arisen in a basin in which little geological exploration has taken place to date.

In 2005, Block 35 was awarded to Repsol YPF expanding the original exploratory domain by 519 km2.

Ecuador

At December 31, 2004, Repsol YPF had mineral rights in three production blocks, with a net surface area of 1,225 km2. Net petroleum production in Ecuador was 5.5 million barrels of crude oil (an average of 15.1 thousand barrels of crude oil per day), most of it from block 16. Net proved reserves in Ecuador at December 31, 2004, were 32.4 million barrels of crude oil.

During 2004, Repsol YPF finished the Dabo Sur 1 X exploratory well in the Oriente basin, in Block 16, with positive results.

Repsol YPF entered into a fifteen-year “ship or pay” agreement under which it may transport 100,000 barrels of crude oil per day through the heavy crude oil pipeline from September 2003 to September 2018.

During the year, activities have been focused on the development of reserves in the Block 16 in order to reach the necessary production potential to cover the Repsol YPF quota in the heavy crude oil pipeline.

Repsol YPF is currently negotiating the expiration dates of mineral rights it holds in production blocks in Ecuador to align them with the expiration dates under transport agreements. This will allow Repsol YPF to adjust its crude oil production to the contracted crude oil transportation capacity (see Section 3.6 “Operating and Financial Review and Prospects—Extraordinary Income (Loss)—Provision for other contingencies”).

The heavy crude oil pipeline continued operating normally in 2004 and approximately 200,000 barrels of crude oil per day were transported through it. Its maximum transport capacity is 450,000 barrels per day.

Ecuatorial Guinea

At December 31, 2004, Repsol YPF had mineral rights in two exploratory blocks with a net surface area of 3,158 km2. The exploratory well drilled in K block, Zorro k 1, was unsuccessful.

Guyana

At December 31, 2004, Repsol YPF had mineral rights in one exploratory block with a net surface area of 8,843 km2. No exploratory wells were drilled in 2004.

Indonesia

During the third quarter of 2004, Repsol YPF signed an agreement with the Pacific Oil & Gas Company (a Chinese company based in Hong Kong) for the sale of YPF Indonesia Ltd., which owns Repsol YPF’s 25% stake in Jambi Merang block, effective as of January 1, 2004. This was the last block Repsol YPF held in the country.

Iran

At December 31, 2004, Repsol YPF had mineral rights in three exploratory blocks with a net surface of 15,430 km2, one located in the foreland folded area of the Zagros basin and the other two in the Persian Gulf.

Repsol YPF and Shell signed a cooperation agreement with the Iranian state oil company NIOC (National Iranian Oil Company) for the so-called “Persian LNG Project”. This agreement marks a significant advance for the integrated LNG project’s development and opens up new business opportunities in the area.

In addition, Repsol YPF reached an agreement with NIOC to explore the Mehr and Forooz marine blocks (100% Repsol YPF), which are located in the southern part of the Persian Gulf. The agreement, which has an initial term of two and a half years, commits Repsol YPF to invest $27 million and includes the performance of exploratory work involving geological and geophysical studies and the drilling of two wells in the blocks whose total size is approximately 14,600 km2.

Liberia

In the summer of 2004, Repsol YPF obtained the rights to Block 17 through direct negotiation, and in January 2005 it was awarded Block 16. In both cases, Repsol YPF is awaiting official publication of the awards by the country’s authorities.

Exploratory Blocks 16 and 17 are adjacent to each other and to Blocks 6 and 7 located on the border with Sierra Leone. Repsol YPF holds a 50% stake in Blocks 6 and 7.

In 2004, 9,135 km of 2D seismic were purchased.

Libya

At December 31, 2004, Repsol YPF had mineral rights in 17 blocks, consisting of 15 exploratory blocks with a net surface area of 65,517 km2, and two production blocks with a net surface area of 1,413 km2.

Net crude oil production in Libya in 2004 was 7.8 million barrels (an average of 21.3 thousand barrels of crude oil per day), principally from blocks NC-115 (El-Sharara field) and NC-186. Net proved reserves in Libya at December 31, 2004 were 86.9 million barrels of crude oil.

In 2004, two positive exploratory wells were finished. These two discoveries took place in Block NC-186 with the exploratory wells G1 and H1 in the Murzuq basin.

In 2004, 5,509 km of 2D seismic data and 385 km2 of 3D seismic were recorded.

Production in the field D-NC186 began in June 2004. Repsol YPF is the operator and holds a 32% stake in the block. The output is added to that of the field A-NC186, which has been in production since October 2003. Production from the fields A-NC186 and D-NC186 is transported through a 31 km oil pipeline leading to the El-Sharara facility and then carried by oil pipeline to the Zawia port on the Mediterranean coast. The first train, which has a capacity of 50,000 barrels of oil per day, of the oil treatment facility at the NC-186 concession went into operation in 2004. The plant is designed to have two trains with a capacity of 50,000 barrels of oil per day each.

The field B-NC186 and the new discovery made in 2004, the field H-NC186, are under development. Oil is going to be evacuated through the existing facilities in the NC186 concession. These fields are expected to begin production in 2006.

Morocco

At December 31, 2004, Repsol YPF had mineral rights in eight exploratory blocks with a net surface area of 7,300 km2.

In 2004, Repsol YPF acquired a 20% stake from Shell in the five Rimella A through E off-shore exploratory blocks. The blocks have a gross area of 9,026 km2 and are located in Moroccan Atlantic waters, whose depths vary from 500 meters in the segment nearest the coast to 2,200 meters in the easternmost sector. Shell is the operator and holds 45% of the blocks. The other partners are ONAREP (Morocco´s national oil company, with 25%) and Wintershall (with 10%). The Amber 1 exploratory well drilled in 2004 was unsuccessful.

12,903 km of 2D seismic and 2,999 km2 of 3D seismic were purchased, and 1,022 km of 2D seismic were acquired in the course of the year.

Mexico

In 2004, Repsol YPF took over the operation of the Multiple Services Contract for development and production in the Reynosa-Monterrey block in the Burgos basin in the northern part of Mexico. This area has 16 gas fields already in production, and the goal is to substantially increase production in them by making additional investments in their development. This contract was awarded in 2003 in the first international competitive bidding process held by the Mexican national oil company (PEMEX) for participation in gas field development and production in the country.

The contract makes Repsol YPF the first international company to participate in hydrocarbon development and production activities in Mexico.

In 2004, 756 km2 of 3D seismic were recorded.

Peru

At December 31, 2004, Repsol YPF had mineral rights in three exploratory blocks with a net surface area of 16,237 km2. No exploratory wells were finished in 2004.

The company entered Block 39, which is located in the Marañón basin and has a total area of 8,868 km2, with a 45% stake acquired from Burlington. This brought Repsol YPF’s current stake in the block to 55%.

It was decided in 2004, after having completed all the prescribed exploratory work, to abandon Block 64, which had been operated by the Oxy company. It was also decided in September 2004, based on the results of the technical evaluation begun in 2003, to abandon the TEA 80 area (Repsol YPF 76.15%, Burlington 23.85%) in the Ucayali basin.

In 2004, 190 km of 2D seismic were recorded.

Saudi Arabia

At December 31, 2004, Repsol YPF had mineral rights in one exploratory block with a net surface area of 15,420 km2.

In January 2004, Repsol YPF obtained the concession for non-associated gas exploration and production in Block C in consortium with ENI and Saudi Aramco. This block is located near the world’s most prolific hydrocarbon-producing region to the south of the giant Ghawar oil and gas fields in Saudi Arabia and the North Dome/South Pars gas field in Qatar.

The winning consortium has created the ENIREPSA Gas Ltd. company, which is the block’s operator and is comprised of Repsol YPF (30%), ENI (50%) and Saudi Aramco (20%). A broad-based and ambitious exploration program is being developed for the next five years and includes the acquisition of 5,000 km of 2D seismic and the drilling of four exploratory wells in a virtually unexplored area covering more than 50,000 km2. The estimated total investment is $100 million.

Sierra Leone

At December 31, 2004, Repsol YPF had mineral rights in two exploratory blocks with a net surface area of 5,249 km2.

In the Marine Exploratory Round, which was held during the third quarter of 2003, Repsol YPF was awarded 100% of two off-shore exploratory blocks: Block SL-6 and Block SL-7. Repsol YPF diluted a 50% stake in both blocks during 2004.

3,549 km2 of 3D seismic were recorded. No exploratory wells were drilled in 2004.

Spain

At December 31, 2004, Repsol YPF had mineral rights in 40 blocks, consisting of 28 exploratory blocks, with a net surface area of 15,215 km2, and 12 production blocks, with a net surface area of 1,041 km2.

Net petroleum production in Spain in 2004 was 1.4 million barrels of crude oil (an average of 3.8 thousand barrels of crude oil per day) from Repsol YPF facilities in Casablanca (Mediterranean Sea) and Gaviota (Cantabrian Sea). Net proved reserves in Spain at December 31, 2004 were 3.7 million barrels of crude oil.

No exploratory wells were finished in 2004.

In 2004 Repsol YPF continued negotiating with the Spanish authorities concerning the operating and execution terms for the project to double current underground natural gas storage at Gaviota (off-shore in the Cantabrian Sea). Repsol YPF holds 82% of this field and the U.S. company Murphy holds the remaining 18%. The engineering work (facilities, wells and field) commenced in February 2004, and the additional capacity is expected to become available two or three years after the project’s approval.

In the Canary Islands to the east of Fuerteventura Island, following the granting of the official permits needed for exploration in Canary Blocks 1 through 9 in January 2002, virtually all the exploratory work for processing of more than 3,000 km2 of 3D seismic was completed in 2003. This work has confirmed the good expectations for the area. Repsol YPF holds a 50% stake in the project and is the operator in the nine blocks. Woodside (30%) and RWE DEA (20%) are the other partners in the project. Woodside has announced significant discoveries of crude oil and gas in the off-shore area of Mauritania, which is an area whose geological features are similar to those of the explored area in the Canary Islands. The work scheduled for 2004 has been delayed due to a decision by the Supreme Court of Spain that obliges the Ministry of Industry to modify the text of the Royal Decree that granted the Exploration Permit. The first well, which is in deep waters (1,000 to 1,500 meters), is expected to begin in the course of 2006 after the administrative permits have been finalized.

Suriname

At December 31, 2004, Repsol YPF had mineral rights in one exploratory block with a net surface area of 18,600 km2.

In April 2004, Repsol YPF and the Suriname national oil company, Staatsolie, signed a Production Sharing Contract for hydrocarbon exploration and production in Block 30 of the Guyana-Suriname basin, where oil is currently produced in the Tabaredjo and Calcutta fields near Paramaribo. The block is located 100 km from Suriname’s coast.

3,033 km of 2D seismic were purchased. No exploratory wells were drilled in 2004.

Trinidad and Tobago

At December 31, 2004, Repsol YPF had mineral rights in one production block located offshore, and 30% of the gas and liquids reserves of BP Trinidad and Tobago LLC (“BPTT”), with a combined net surface area of 1,110 km2.

Net petroleum production in Trinidad and Tobago was 41.9 million barrels of oil equivalent (an average of 114.5 thousand barrels of oil equivalent per day), all from fields operated by BP. Net crude oil production was 6.1 million barrels of liquids, and 200.9 billion cubic feet of natural gas. Net proved reserves in Trinidad and Tobago at December 31, 2004 were 703.9 million barrels of oil equivalent.

Production commenced in May 2004 at the Atlas Metanol plant, and its maximum capacity of 4.5 million cubic meters per day was reached in August 2004. Repsol YPF’s participation in the supply of natural gas to the plant is 30%.

During 2004, in Trinidad and Tobago through BPTT (70% BP and 30% Repsol YPF), Repsol YPF and BP discovered a large gas field. The Chachalaca x -1 exploratory well reached a total depth of 4,765 meters and is located in the East-Mayaro Block offshore of the east coast of Trinidad. Its location, close to fields already in production, is expected to facilitate and speed up its development and ensure a supply of gas for the projects currently under way.

1,052 km2 of 3D seismic were acquired in 2004.

United States

At December 31, 2004, Repsol YPF had mineral rights in 76 exploratory blocks, with a net surface area of 865 km2.

Net petroleum production in the United States in 2004 was 0.1 million barrels of oil equivalent. Net proved oil and gas reserves at December 31, 2004 were 7.8 million barrels of oil equivalent.

Repsol YPF finished four exploratory wells in 2004. One of them was positive and the rest were unsuccessful.

On July 16, 2004, after a Feasibility Study was presented to the MMS, an exploratory operations suspension (SOP) was obtained in the Neptune oil field in the Gulf of Mexico, where Repsol YPF has a 15% stake in the field operated by BHP. The Development Project has been sanctioned by the partnership members and the field is currently under development. Production is expected to begin in July 2007.

Repsol YPF has significantly intensified its presence in the United States in 2004. At year end, Repsol YPF participated in 76 exploratory blocks in the U.S. Gulf of Mexico, as compared to the 41 blocks in which it participated as of December 2003.

Of special importance was the acquisition in April 2004 of a 15% stake in seven exploratory blocks including the Kansas prospect from Marathon Oil Co. The blocks have an area of 167 km2. These blocks are located in the Mississippi Foldbelt (MFB), which is one of the most prolific areas of the Gulf of Mexico. The consortium is comprised of Marathon, who is the operator (46.335%), BHP (22%), Woodside (16.665%) and Repsol YPF (15%). The Kansas prospect is located to the northeast of the Neptune field, in which Repsol YPF acquired a 15% stake in April 2003 and where a discovery was made in the summer of 2003.

In March 2004, Repsol YPF obtained 100% of a new exploratory block, GC 405, which is located in the Green Canyon area and has a total area of 23 km2, and recovered Block MC 632 (23 km2) in the Mississippi Canyon area. The latter block includes, together with Block MC 631 in which Repsol YPF holds a 22.22% stake, the Kestrel prospect.

An agreement was reached with Murphy to swap Repsol YPF’s 50% stake in 11 exploratory blocks in the Green Canyon area for 50% of Murphy’s 13 blocks in the same area.

7,150 km2 of 3D seismic were purchased.

Venezuela

At December 31, 2004, Repsol YPF had mineral rights in seven blocks, consisting of one exploratory block, with a net surface area of 1,970 km2, and six production blocks, with a net surface area of 5,902 km2.

Net petroleum production in Venezuela in 2004 was 35.5 million barrels of oil equivalent (an average of 96.9 thousand barrels of oil equivalent per day), mainly from Quiriquire, Mene Grande and Quiamare-La Ceiba, all of which are operated by Repsol YPF, and Yucal Placer. Net crude oil production was 15.7 million barrels, including condensate and liquids, and 110.8 billion cubic feet of natural gas. Net proved reserves of natural gas and liquids in Venezuela at December 31, 2004 were 261.6 million barrels of oil equivalent.

A discovery was made in the second half of the year with the first exploratory well drilled by Repsol YPF in the Barrancas block (Sipororo 2X). This block, which is located in the country’s southwestern region in the states of Barinas, Portuguesa, and Trujillo, was awarded entirely to Repsol YPF in 2001 under a license for exploration and production of non-associated gaseous hydrocarbons. The gas production in the block, which is expected to begin in the second half of 2005 and reach 2 million cubic meters per day in 2006, will be sent to a thermoelectric generating plant of up to 450 MW to be set up in the municipality of Obispos in Barinas. This project will help overcome electric power generation problems in that region of Venezuela.

The gas fields in the Yucal Placer North and South Blocks in west-central Venezuela went into production in April. Repsol YPF has a 15% stake in the consortium, which operates the project. The other members of the consortium are Total (69.5% and the operator), Inepetrol (10.3%) and Otepi (5.2%). Production is expected to reach 300 millions of standard cubic feet per day in 2007.

In June 2004, Venezuelan authorities approved the increase of gas production in the Quiriquire Block (100% Repsol YPF). The agreement with the Ministry of Energy and Mines and Petróleos de Venezuela, S.A. (PDVSA) was signed in December 2004. This made it possible to increase natural gas reserves by 142 billion cubic feet (7.0 billion cubic meters) and reserves of associated liquids by 4.5 millions of barrels, which implies a 30 millions of barrels of oil equivalent total increase in reserves in the block. The block is operated exclusively by Repsol YPF.

In March 2005, the President of Repsol YPF signed a series of Strategic Agreements with the Venezuelan Ministry of Energy and Mines and President of PDVSA, which are expected to enhance the company’s presence in the region. The goal of the agreements is to create a joint venture with PDVSA and to allow Repsol YPF to participate in Venezuela’s principal LNG project. In addition, Repsol YPF will build and operate an electricity generating plant in the Barrancas area.

2.2.1.4	Other Activities

2.2.1.4.1	Natural Gas Market in Argentina

Repsol YPF sells approximately 41% of its natural gas production to distribution companies, 44% to industrial clients and electric generators and exports the remaining 15%. The exports are principally to Chile and Brazil . The largest part of Repsol YPF’s proved natural gas reserves is located in the Neuquén basin, which is close to the Buenos Aires and Santiago markets.

In 2004, Repsol YPF’s natural gas sales were 60.7 million cubic meters per day, a 3.3% increase from 59.4 million cubic meters per day in 2003. Natural gas sales in 2004 and 2003 include export sales volumes to Brazil and Chile, which amounted to 8.9 and 7.7 million cubic meters per day in 2004 and 2003, respectively.

Between 1980 (13,466 million cubic meters) and 2004 (52,330 million cubic meters), natural gas production in Argentina grew significantly with an increase of 289%, which represents an annual average rate of 5.6%. This growth was due to the increase in the number of customers in Argentina connected to the distribution systems from 2.5 million to 6.1 million, a higher rate of consumption per client, exports of gas and the installation of gas fired power generators (combined cycles).

Since the devaluation of the country’s currency in 2002, gas demand in Argentina has been stimulated by artificially low gas prices. In addition, the unusually high prices of substitute products in comparison with their historical levels and a continuously dry hydrological scenario have reinforced the effect.

Approximately 78% of YPF’s proved natural gas net reserves in Argentina are located in the Neuquén basin, which is strategically located near the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Because of its proximity to the market, natural gas from this region has a competitive advantage compared to natural gas from other regions. In the past, the capacity of the natural gas pipelines in Argentina has proved to be inadequate at times to meet peak-day winter demand, and there is no significant storage capacity in Argentina. During the last 11 years, local pipeline companies have added approximately 57 million cubic meters per day of new capacity and are planning to expand TGN capacity by 1.8 million cubic meters per day in 2005. These additions have improved their ability to satisfy peak-day winter demand and directly benefited Repsol YPF.

Repsol YPF is actively involved in projects which seek to enhance Repsol YPF’s presence in the natural gas markets in Argentina and the rest of Latin America, including the following:

•	The sale of natural gas to the Methanex Plant (methanol producer) located in Cabo Negro-Punta Arenas in Chile with an annual supply of 1.6 million cubic meters of gas per day in 2004.

•	The supply of approximately 1.8 million cubic meters of gas per day in 2004 to electric companies in the Santiago (Chile) area through the Gas Andes gas pipeline.

•	A 10% interest in the Gasoducto del Pacífico gas pipeline, which is a project that allows Repsol YPF to supply Chile with gas from the Neuquén basin. In 2004, Repsol YPF supplied an average of 1.10 million cubic meters of gas per day through this pipeline.

•	The supply of gas from the northwest basin to electric companies in the northern part of Chile, through the Gas Atacama and Norandino gas pipeline, which reached an average of 3.1 million cubic meters of gas per day in 2004.

•	The supply in 2004 of an average of 1.10 million cubic meters per day to the thermal power plant of Uruguayana (Brazil).

•	The Diadema underground gas storage project in the San Jorge Gulf basin, which has an average deliverability of 1 million cubic meters of gas per day (153 days of winter) and was undertaken to supply gas to Profertil.

•	A new underground gas storage project in Mendoza, named Lunlunta Carrizal, which has an estimated deliverability of 1 million cubic meters per day and is expected to be operational at the end of 2005.

2.2.1.4.2	LNG

In April 2005, Repsol YPF and Gas Natural SDG reached an agreement for both companies to intensify their collaboration in the LNG business areas of exploration, production, transportation trading and wholesale marketing.

In the area of exploration, production and liquefaction (upstream) the agreement contemplates the partnership to develop new projects where Repsol YPF will be the operator and holder of 60% of the assets. Gas Natural SDG will hold the remaining 40%.

In the area of transportation, trading and wholesale marketing (midstream), the agreement contemplates that the companies create a joint venture aimed at the wholesale marketing and transportation of LNG. Both Repsol YPF and Gas Natural will hold 50% stakes in this joint venture. The Chairman of the joint venture will be elected on a rotational basis and Gas Natural SDG will name the chief executive officer of the joint venture.

Pursuant to the agreement, Gas Natural SDG and Repsol YPF will also develop in a coordinated manner diverse regasification plant projects where Gas Natural SDG will be the operator and the regasification rights will be allocated to the new joint venture.

Peru

Repsol YPF has signed a memorandum of understanding with the North American petroleum company Hunt Oil regarding Repsol YPF’s future participation in Peru LNG and Camisea. The specifics of the operation will be subject to due diligence.

Hunt Oil and SK Corporation currently own the Peru LNG project. The new agreement would bring Repsol YPF into the project as a third participant. Peru LNG will build, own and operate a liquefaction facility at Pampa Melchorita (Peru). That plant is expected to be operational in 2009 and will produce 4.0 million tons of LNG per year for delivery to the west coast of North and Central America.

The Camisea fields will supply the natural gas for Peru LNG from block 88 and block 56 in central Peru. The memorandum of understanding also contemplates Repsol YPF taking a stake in Transportadora de Gas del Peru SA (“TGP”), the company that delivers natural gas and natural gas liquids from the Camisea area via a trans-Andean pipeline.

Trinidad and Tobago

Repsol YPF holds a 20% interest in Atlantic LNG, which is a joint venture with, among others, BP and BG plc. Atlantic LNG is based in Trinidad and Tobago and operates a LNG plant at Point Fortin, Trinidad. This plant commenced production in April 1999. Natural gas for the plant is supplied from offshore fields discovered by BP in Trinidad and Tobago. The plant has an annual production capacity of approximately three million tonnes of natural gas. Gas Natural has entered into a contract with Atlantic LNG to purchase, over a term of 20 years renewable for an additional five years, 40% of Atlantic LNG’s liquefied natural gas production, which Gas Natural will sell in Spain. The purchase price is to be determined by a formula based on market prices.

In the first quarter of 2000, Atlantic LNG received approval from the government of Trinidad and Tobago to expand operations, including installation of two additional gas liquefaction trains in which Repsol YPF holds a 25% stake. One of these trains started operations in 2002 and the other was completed in April 2003. These two new facilities have a combined installed production capacity of approximately 9 billion cubic meters per year, of which Repsol YPF has agreed to sell approximately 2.7 billion cubic meters per year pursuant to long-term gas contracts. These two facilities have increased Atlantic LNG’s total annual LNG output to approximately 13 billion cubic meters. The cost of building the two new trains was US$1.1 billion.

A fourth train, which will have an estimated installed production capacity of seven billion cubic meters per year, is currently being designed. Repsol YPF expects to complete the construction of this fourth train by the beginning of 2006 at an estimated cost of approximately US$1.4 billion.

Repsol YPF believes that one of the advantages of the project in Trinidad and Tobago is its geographic location, which permits it to supply markets such as the United States, the Caribbean and Europe under advantageous economic conditions. The European market is supplied through swap contracts with other suppliers. Repsol YPF believes that, by using other sources to satisfy the needs of the Spanish market, the project in Trinidad and Tobago will enable it to take advantages of price opportunities in the American market and to reduce transport costs.

United States and Canada

In September 2003, Repsol YPF delivered to the Norwegian company Statoil its first shipment of LNG from Atlantic LNG’s third train in Trinidad and Tobago, which was destined for the Cove Point regasification plant on the East Coast of the United States. This first shipment consisted of 135,000 cubic meters of LNG and is part of the 2.7 billion cubic meters of gas per year that Repsol YPF holds in trains two and three of Atlantic LNG, in which it has a 25% interest.

In the fourth quarter of 2003, Repsol YPF and Shell Western LNG Ltd. signed a contract to supply LNG (providing up to 2 billion cubic meters of LNG until 2005) from Trinidad and Tobago to the Cove Point regasification plant on the East Coast of the United States.

LNG from Trinidad and Tobago is currently the only source in the Atlantic Basin capable of meeting the quality specifications of all LNG regasification plants on the East Coast of the United States including Cove Point.

In 2004, Repsol YPF sold approximately 2.7 billion cubic meters of LNG in the U.S. and the Caribbean markets.

In June 2005, Repsol YPF and Irving Oil Limited signed an agreement to develop the first LNG regasification terminal on Canada’ s east coast. The agreement contemplates the creation of a new company, Canaport LNG, that will construct and operate the terminal, which will supply natural gas to the markets in the area and the northeastern coast of the United States. The plant will have a regasification capacity of 10 bcm per year and will start operations in 2008.

Transport of LNG

Repsol YPF leases three time charter tankers with a total capacity of 416,500 cubic meters for shipping LNG from Trinidad and Tobago, two of which have been in service since 2002 and one of which has been in service since 2004. In January 2005, Repsol YPF signed a new time charter contract for another tanker of 138,000 cubic meters, which is under construction and scheduled to be delivered and placed in service in 2007. In addition, Gas Natural leases two time charter tankers for shipping LNG with a total capacity of 276,000 cubic meters, and at December 31, 2004, Gas Natural had six additional time charter tankers with a total capacity of 421,212 cubic meters for shipping LNG.

Mexico

In February 2004, Mexican authorities awarded Repsol YPF a site for the construction of a regasification plant in the port of Lázaro Cárdenas, which is located on the Pacific Coast of Mexico. The initial capacity of this plant will be approximately 4 billion cubic meters per year, and the capacity can potentially be expanded to 10 billion per year. The estimated investment in this plant amounts to US$350 million and Repsol YPF expects this plant to become operational in 2008.

2.2.1.4.3	Natural Gas Liquids

Argentina. Repsol YPF developed the Mega a project to increase its ability to separate liquid petroleum products from natural gas. Mega allowed Repsol YPF in 2001, through the fractioning of gas liquid, to increase production at the Loma La Lata gas field by approximately 5.0 million cubic meters per day.

YPF owns 38% of Mega, while Petrobras and Dow Chemical have a 34% and 28% stake, respectively.

Mega includes:

•	A separation plant, which is located in Loma La Lata in the Province of Neuquén.

•	A natural gas liquids fractioning plant, which produces ethane, propane butane and natural gasoline. This plant is located in the city of Bahía Blanca in the Province of Buenos Aires.

•	A pipeline, which links both plants and transports natural gas liquids.

•	Transportation, storage and port facilities in the proximity of the fractioning plant.

Mega required an investment of approximately US$715 million and commenced operations at the beginning of 2001. Mega’s maximum annual production capacity is 1.35 million tonnes of gasoline, LPG and ethane. Repsol YPF is Mega’s main supplier of natural gas. The fractioning plant production is used in the petrochemical operations of PBB Polisur, which is a 28% affiliate of Repsol YPF (this participation has been sold in 2005, see Section 2.2.3 “Chemicals”), and is also exported by tanker to Brazil.

2.2.2	Refining and Marketing

Refining and Marketing operations contributed 35.8% of the total operating income of Repsol YPF in 2004, 31.0% in 2003 and 25.7% in 2002.

Repsol YPF’s Refining and Marketing business unit comprises refining, transportation and marketing (both at the retail and wholesale level) of petroleum products and distribution and retail sale of LPG, including butane and propane. Repsol YPF conducts refining activities in three countries as operator and is the leading refiner in the Spanish and Argentine markets. Repsol YPF operates five refineries in Spain with a total installed capacity of 740,000 barrels per day and four refineries in Latin America (Argentina and Peru) with a total installed capacity of 421,500 barrels per day. Repsol YPF conducts distribution and marketing activities in 12 countries and is the leader in the Spanish and Argentine markets. Repsol YPF’s network of points of sale was made up of 3,616 service stations and gas pumps in Spain and 3,297 service stations and gas pumps outside Spain (mainly in Latin America) at December 31, 2004. Additionally, Repsol YPF has interests in one refinery in Argentina and in two refineries in Brazil, which are operated by other companies.

On June 24, 2004, Repsol YPF acquired the marketing and logistical assets (excluding the LPG and lubricant businesses) from Royal Dutch/Shell in Portugal. The acquisition was cleared by the European Commission on September 13, 2004 and closed on October 1, 2004. As a result of the acquisition, Repsol YPF acquired 303 service stations, the direct sales of fuels, bitumen and marine fuels and the storage terminals from Shell. The acquisition increased the number of service stations owned by Repsol YPF in Portugal fourfold and made Repsol YPF the third largest retail operator in the country. In addition, Repsol YPF became the second largest operator in terms of direct petroleum product sales.

On October 29, 2004, Repsol YPF agreed to buy Falk S.p.A., owner of a service station network of 44 points of sale in Italy. This transaction was closed on January 1, 2005.

2.2.2.1	Refining

Repsol YPF’s refineries produce a wide range of petroleum products, including automotive and industrial fuels, lubricants, basic petrochemicals, asphalt and coke. Repsol YPF conducts its refining business in Spain through Repsol Petróleo and Petronor, in which it has 99.97% and 85.98% ownership interests, respectively. Repsol Petróleo and Petronor are, in the aggregate, the largest domestic refining operation in Spain and hold 59% of the estimated domestic refining capacity in terms of effective installed capacity in primary distillation as of December 31, 2004.

Repsol YPF initiated operations in Latin America in 1996 with the acquisition, through the consortium Refinadores del Perú (Refipesa), of a 25.7% interest in the La Pampilla refinery (Relapasa). In December 2003, the consortium was dissolved and Repsol YPF now has a direct participation of 51.03% in the refinery. Repsol YPF is the technical operator of the Pampilla refinery.

Repsol YPF owns and operates three refineries in Argentina: La Plata, Luján de Cuyo and Plaza Huincul, which have a total installed capacity of 319,500 barrels per day and account for 51% of Argentina’s estimated refining capacity in terms of effective installed capacity in primary distillation as of December 31, 2004. Additionally, Repsol YPF has interests in one refinery in Argentina and in two refineries in Brazil, which are operated by other companies.

2.2.2.1.1	Installed Capacity, Supply and Production

The following table sets forth the capacities of Repsol YPF’s wholly and partially-owned refineries at December 31, 2004:

	Primary Distillation	Conversion Index(1)	Lubricants
	(thousand barrels per calendar day)	(%)	(thousand tonnes per year)
Refining capacity and configuration(2)
Spain
Cartagena	100	—	135
La Coruña	120	59	—
Puertollano	140	70	110
Tarragona	160	44	—
Bilbao	220	32	—

Total Repsol YPF (Spain)	740	42	245

Argentina
La Plata	189	69	255
Luján de Cuyo	106	112	—
Plaza Huincul	25	—	—
Refinor(3)	14	—	—

Total Repsol YPF (Argentina)	334	74	255

Peru
La Pampilla	102	13	—
Brazil
REFAP(4)	54	12	—
Manguinhos(5)	4	14	—

Total Repsol YPF (Brazil)	58	12	—

Total Repsol YPF	1,234	47%	500

(1)	Stated as the ratio of fluid catalytic cracking (“FCC”) equivalent capacity to primary distillation capacity.
(2)	Capacities stated according to Repsol YPF consolidation criteria: all refineries reported on a 100% basis, except Refinor (50%), REFAP (30%) and Manguinhos (30.71%).
(3)	Total primary distillation capacity of 28,500 barrels per calendar day.
(4)	Total primary distillation capacity of 180,000 barrels per calendar day.
(5)	Total primary distillation capacity of 14,000 barrels per calendar day.

During 2004, Repsol YPF’s refineries processed 54.9 million tonnes of crude oil, of which 27% was from Repsol YPF’s own production and the remaining crude was purchased either through contracts or in the “spot” markets. In connection with a long-standing relationship with Pemex, Repsol YPF purchases from Pemex an amount of barrels per day which is fixed annually. In 2003 and 2004, that amount was fixed at approximately 96,000 and 108,000 barrels per day, respectively. The 2005 amount has not yet been fixed, but it is estimated at 104,000 barrels per day. A total of 8.1 million tonnes of crude oil and 3.1 million tonnes of intermediate and finished products were bought and resold in 2004. All of these operations are denominated in U.S. dollars.

The following table sets forth the origin of crude oil processed during 2004, 2003 and 2002:

	2004	2003	2002
Middle East	15%	13%	13%
North Africa	15	16	13
West Africa	7	8	8
Latin America	45	46	52
Europe	18	17	14

	100%	100%	100%

The following table sets forth Repsol YPF’s refining production figures for its principal products for the periods indicated:

	2004	2003	2002
Feedstock processed (1)(2)
Crude oil	54.9	53.4	52.8
Other feedstock	5.2	5.2	5.1

Total	60.1	58.6	57.9

Refining production (1)(3)
Intermediate distillates	26,178	24,890	24,336
Gasolines	11,796	11,913	11,657
Fuel oil	8,224	8,337	8,288
LPG	1,691	1,728	1,687
Asphalts(4)	1,650	1,596	1,504
Lubricants	476	456	450
Other (except petrochemical)	3,220	2,921	3,397

Total	53,235	51,841	51,319

(1)	Information presented in accordance with Repsol YPF’s consolidation criteria: all refineries reported on a 100% basis, except Refinor (50%), REFAP (30%) and Manguinhos (30.71%).
(2)	Millions of tonnes.
(3)	Thousands of tonnes.
(4)	Includes asphalt production of Asfaltos Españoles S.A. (ASESA), a company in which each Repsol YPF and CEPSA holds 50%. 50% of ASESA’s products are marketed by Repsol YPF.

Spain. Repsol YPF’s refineries in Spain operated at an average capacity of 92.5% in 2004, as compared to 87.6% in 2003 and as compared to an estimated 89.6% for all Spanish refineries in 2004. In 2004, Repsol YPF’s five Spanish refineries refined 34.3 million tonnes of crude oil, which represents 57% of all crude oil refined in Spain. The geographic distribution of Repsol YPF’s refineries and their proximity to the principal Spanish centers of consumption provide significant competitive advantages. Two refineries (at Cartagena and Tarragona) are located on the Mediterranean coast, one (at La Coruña) is located on the northwest coast, the fourth (at Puertollano) is located inland alongside the major pipeline network and the fifth (at Bilbao) is located on the northern coast. The five refineries owned by Repsol YPF in Spain are undertaking a capital investment program for the purpose of adapting their production schemes to the strict European Union product quality requirements which took effect on January 1, 2005. Pursuant to this program, a hydrocracking unit in Tarragona started operations in mid-2002 and a mild hydrocracking unit in Puertollano started operations in mid-2004. Other important projects currently being undertaken are a FCC feed pretreatment unit in La Coruña and an isomerization unit in the Tarragona refinery, the start up procedures relating to which are scheduled to begin in the third quarter of 2005 and the first quarter of 2005, respectively. See Section 2.3.1.2.1 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Oil and Petroleum Derivatives—Liquid Hydrocarbons.”

At December 31, 2004, Repsol YPF had storage facilities with 30 million barrels of crude capacity and 45 million barrels of refined product capacity.

The Spanish government requires that entities involved in the production or distribution of petroleum products in Spain maintain minimum levels of reserves of those products. Under legislation enacted in 1994, Corporación de Reservas Estratégicas (CORES) was created by the Spanish government to establish, manage and maintain levels of strategic reserves of crude oil and petroleum products. In 2004, 45,000 tonnes of products were sold to CORES. Repsol YPF complies in all material respects with current regulations relating to CORES.

Argentina. Since June 23, 1999, Repsol YPF, through YPF, has owned and operated the refineries of La Plata, Luján de Cuyo and Plaza Huincul. YPF’s refineries in Argentina operated at an average capacity of 93.1% in 2004 and 2003.

With an installed capacity of 189,000 barrels per day the La Plata refinery has the largest refining capacity in Argentina. It is located 60 km from Buenos Aires and is equipped with three crude units, two vacuum units, two FCC units and two coker units.

The Luján de Cuyo refinery has an installed capacity of 105,500 barrels per day. It is located in the Province of Mendoza and supplies the central region of Argentina through the Luján de Cuyo- San Lorenzo pipeline. It also supplies products to the eastern region of the country for export and to the northern part of the Province of Buenos Aires. This refinery is equipped with two primary distillation units, a vacuum unit, an FCC unit, a hydrocracking unit and two coker units.

Plaza Huincul refinery is located in the Province of Neuquén and has a capacity of 25,000 barrels per day.

YPF also has a 50% participation in the Refinor refinery, which is in the Province of Salta.

In 2004, total crude oil processed in Argentina amounted to 15.4 million tonnes.

Peru. La Pampilla, which is located 25 Km north of Lima, has a total refining capacity of approximately 102,000 barrels per day and, according to Repsol YPF estimates, accounted for more than 50% of Peru’s refining capacity at December 31, 2004. In 2004, La Pampilla operated at an average capacity of 66.5%, as compared to 73.9% in 2003. La Pampilla benefits from its proximity to Lima, which Repsol YPF estimates to represent more than 50% of Peru’s demand for oil, and from the long distance to alternative sources of supply the Gulf of Mexico. During 2004, the La Pampilla refinery processed 3.5 million tonnes of crude oil.

Repsol YPF is undertaking several projects aimed at increasing the conversion capacity of the La Pampilla refinery. In 2002, the revamping of the existing vacuum and FCC units was completed. A new vacuum unit has been constructed and began operating in February 2005, and the start-up procedures for a visbreaker began in April 2005 . These projects will result in diminished output of fuel oil and a corresponding increase in light refined products of higher added-value.

Brazil. Repsol YPF has a 30.71% interest in the refinery at Manguinhos in Río de Janeiro and a 30% interest in the REFAP refinery in southern Brazil. The interest in the REFAP refinery was acquired by Repsol YPF pursuant to a swap agreement with Petrobras in 2001. See Note 23 to the Consolidated Financial Statements.

2.2.2.1.2	Sales and Distribution

The following table sets forth the sales of petroleum products broken down by product and markets. (This table does not include LPG sales to Repsol YPF’s related distribution companies. See Section 2.2.2.4 “Information on Repsol YPF—Operations—Refining and Marketing—LPG.”)

	2004	2003	2002	04 vs. 03	03 vs. 02
	(thousand tonnes)(1)
Spain
Gasolines	4,395	4,378	4,345	0.4%	0.8%
Diesel oil/Kerosene	17,696	16,495	15,469	7.3	6.6
Fuel oil	3,826	4,354	4,763	(12.1)	(8.6)
Other	2,218	2,634	2,208	(15.8)	19.3

	28,135	27,861	26,785	1.0	4.0

Argentina
Gasolines	1,192	1,219	1,292	(2.2%)	(5.6)%
Diesel oil/Kerosene	5,656	5,222	5,061	8.3	3.2
Fuel oil	213	212	67	0.5	216.4
Other	1,616	1,463	1,581	10.5	(7.4)

	8,677	8,116	8,001	6.9	1.4

Other
Gasolines	4,561	4,335	4,170	5.2%	4.0%
Diesel oil/Kerosene	6,113	6,322	5,384	(3.3)	17.4
Fuel oil	4,079	3,783	3,569	7.8	6.0
Other	3,403	3,160	2,182	7.7	44.8

	18,156	17,600	15,305	3.2	15.0

Total
Gasolines	10,148	9,932	9,807	2.2%	1.3%
Diesel oil/Kerosene	29,465	28,039	25,914	5.1	8.2
Fuel oil	8,118	8,349	8,399	(2.8)	(0.6)
Other	7,237	7,257	5,971	(0.3)	21.5

	54,968	53,577	50,091	2.6	7.0

(1)	Information includes 50% of Refinor refinery (Argentina), 30% of REFAP refinery (Brazil) and 30.71% of Manguinhos refinery (Brazil), except figures for year 2002, which do not include the partial interests in Refinor and REFAP refineries.

In 2004, approximately 15.6% of sales in Spain were of gasoline and 62.9% were of intermediate distillates (diesel oil/kerosene). In Argentina, 13.7% of sales were of gasoline and 65.2% of intermediate distillates. In 2004, other sales were made principally to the following markets: Europe (Portugal, France and Italy), Latin America and the United States.

2.2.2.2	Transport of Crude Oil and Distribution of Petroleum Products

Pursuant to the provisions of Royal Decree Law 6/2000, Repsol YPF was required to reduce its individual stake in CLH to a maximum of 25% and, combined with the stakes of the other entities with refining capabilities in Spain, to a maximum of 45%. Repsol YPF satisfied this requirement in March 2003. See Section 2.3.1.2.1 “—Regulation of the Petroleum Industry—Spain-Oil and Petroleum Derivatives-Liquid Hydrocarbons.” In order to comply with such provisions, Repsol YPF, Cepsa and BP, the other entities with refining capabilities in Spain, sold 25% of CLH to Enbridge Inc. in March 2002; 5% to DISA Financiación S.A. in June 2002; 5% to China

Aviation Oil in July 2002; and 5% to Petrogal Española, S.A. in November 2002. These sales represented aggregate capital gains for Repsol YPF of approximately €293 million. The sale agreement executed in November 2001 for the sale of the 25% interest to Enbridge resulted in the deconsolidation of CLH’s financial statements as of the fourth quarter of 2001.

In March 2003, Repsol YPF, Cepsa and BP sold 10% of CLH to Oman Oil Company, which reduced Repsol YPF’s participation in CLH to 25% (5.33% indirectly held through its affiliate Petronor) and, combined with the stakes of the other entities with refining capabilities in Spain, to 45%.

CLH is the principal transporter of petroleum products in Spain. At December 31, 2004, CLH’s transportation network consisted of 3,473 km of refined product pipelines, three tankers and 34 trucks. CLH also owns 39 storage sites (all of them connected to the multiple pipeline network with the exception of Gijón, Motril and the three storage sites located in the Balearic Islands) and 33 distribution facilities in airports, which in the aggregate represent a capacity of approximately 6.6 million cubic meters.

Crude oil is transported from Cartagena to Puertollano through a 358 km crude oil pipeline. This crude oil pipeline started operations in 2000 and replaced the Málaga-Puertollano crude oil pipeline.

Repsol YPF owns two crude oil pipelines in Argentina. One of the pipelines connects Puesto Hernández to the Luján de Cuyo refinery (528 km) and the other pipeline connects Puerto Rosales to the La Plata refinery (585 km) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (52 km). Repsol YPF also owns a plant for the storage and distribution of crude oil in Formosa with an operating capacity of 19,000 cubic meters and two tanks in Berisoo with a capacity of 60,000 cubic meters. Repsol YPF owns 37% of Oldelval, which is the operator of 888 km of pipelines and whose main pipeline is a double 513 km pipeline that connects the Neuquén basin and Puerto Rosales. At December 31, 2004, Repsol YPF had an 18% interest in the 428 Km Transandean pipeline, which transports crude oil from Argentina to Concepción in Chile. Repsol YPF also owns 33.15% of Termap, which is the operator of two storage and port facilities: Caleta Córdova (in the Province of Chubut), which has a capacity of 264,000 cubic meters, and Caleta Olivia (in the Province of Santa Cruz), which has a capacity of 246,000 cubic meters. Finally, Repsol YPF has a 30% interest in Oiltanking Ebytem, which is the operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connects the Repsol YPF Puerto Rosales—La Plata crude oil pipeline from Brandsen, which has a capacity of 60,000 cubic meters, to the ESSO refinery in Campana (168 km) in the Province of Buenos Aires.

In Argentina, Repsol YPF also operates a network of multiple pipelines for the transportation of refined products with a total length of 1,801 km and owns 16 plants for the storage and distribution of refined products with an approximate operating capacity of 983,620 cubic meters. Three of these plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of these plants have maritime or fluvial connections. Repsol YPF operates 54 airport facilities, 44 of which it owns and which have a capacity of 24,000 cubic meters, and owns 27 trucks, 112 suppliers and 16 dispensers.

In Chile, Repsol YPF leases three tanks with an aggregate of 25,000 cubic meters for storage of gasoline and gas oil. These tanks are located at the facilities of Oxiquin, close to the ENAP refinery. The plant is connected through a pipeline to a maritime loading/unloading facility where vessels dock to unload gasoline and gas oil. The facilities of Oxiquin also lease four tanks in Coronel for storage of gasoline, kerosene and gas oil with a total capacity of 27,000 cubic meters. Repsol YPF also owns a plant for storage and distribution of refining products at Lautaro with a capacity of 900 cubic meters. Additionally, Repsol YPF leases storage capacity of 3,500 cubic meters at Maipu and one of 1,500 cubic meters at Linares from ENAP.

In Peru, Repsol YPF has a total leased capacity of approximately 106,000 cubic meters.

At December 31, 2004, Repsol YPF leased time charter tankers for the transport of crude oil with a total capacity of 408,246 cubic meters. In addition, Repsol YPF leased tankers with a total capacity of 56,350 and

10,075 cubic meters, respectively, for the transport of other products and LPG. In Argentina, Repsol YPF leased time charter tankers for shipping other products and crude oil with a total capacity of 65,000 and 57,000 cubic meters, respectively. In Peru, Relapasa leased time charter vessels for the transport of products with a total capacity of 90,000 cubic meters.

2.2.2.3	Marketing

Repsol YPF’s points of sale (service stations and gas pumps) as of December 31, 2004 were as follows:

	Controlled by Repsol YPF(1)	Flagged(2)	Total
Marketing operations
Spain	2,867	749	3,616
Argentina(3)	176	1,692	1,868
Peru	85	61	146
Ecuador	59	66	125
Chile	132	68	200
Brazil	47	455	502
Portugal	250	176	426
Italy	—	30	30

Total	3,616	3,297	6,913

(1)	Owned by Repsol YPF or controlled by Repsol YPF under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.
(2)	The term “flagged” refers to service stations owned by third parties with which Repsol YPF has signed a reflagging contract that provides Repsol YPF with the rights (i) to become such service stations’ exclusive supplier and (ii) to brand the service station with its brand name. The average contract term is five years in Spain and eight years in Argentina.
(3)	Includes 50% of Refinor service stations.

The number of service stations at December 31, 2004 increased to 6,913 service stations from 6,614 service stations at December 31, 2003 mainly as a result of the acquisition of the retail business of Shell in Portugal. (See Section 2.2.2 “Information on Repsol YPF—Operations—Refining and Marketing”).

Spain. Repsol YPF’s marketing strategy in Spain is to increase the number of points of sale with “strong links”, which means those points of sale that are under long-term commercial contracts or other types of contractual relationships that secure a more permanent linkage or that are operated by Repsol YPF. Repsol YPF’s strategy also includes increasing its margins through sales of products other than gas, increasing the loyalty of its customers and retaining the Campsa, Petronor and Repsol brand names, thereby differentiating its products in Spain by positioning each brand individually.

Repsol YPF sells gasoline to the public in Spain under the Campsa, Petronor and Repsol brand names with the following distribution at December 31, 2004:

Points of sale
Points of sale by brand
CAMPSA	1,587
Repsol	1,613
Petronor	392
No brand	24

Total	3,616

In Spain, at December 31, 2004, Repsol YPF had “strong links” with 2,867 of its points of sale (of which 944 were operated by Repsol YPF), which represent 79.3% of its points of sale and reflects the high degree of connection within Repsol YPF’s point of sales network. The remaining 20.7% of Repsol YPF’s points of sale were flagged. Repsol YPF operates 26.1% of its total points of sale in Spain. The sales of its own chain account for 30.1% of the total sales of the service station chains.

Repsol YPF supplies oil products not only through its own sales network but also through other operators. Repsol YPF believes that its network of refineries in Spain positions it to be a competitive supplier of oil products to other operators.

The Spanish market for petroleum products is a mature market. In order to maintain its market share and profitability, Repsol YPF offers higher value-added products and services, the most important of which are the following: Autoclub, Gasoleo de Automoción “e+”, the Repsol Supercor Service Stations (which Repsol YPF operates jointly with El Corte Inglés, which is Spain’s largest department store), the Repsol YPF VISA card and Solred Card.

In 2003, Autoclub was created. This is an automobile club in which Repsol YPF initially had a 60% interest and of which Aon Gil y Carvajal owned the remaining 40%. Persons affiliated with the club can enjoy products and services such as mechanical repair services, personal and sanitary assistance, legal counseling and legal defense, technical advisory services, insurance and the purchase and sale of vehicles. In March 2004, Repsol YPF, Mutua Madrileña Automovilista and Aon Gil y Carvajal signed an agreement pursuant to which Mutua Madrileña became a member of Autoclub Repsol with a participation of 29.5%. The participation of the remaining members rose to 50.1% (Repsol YPF) and 20.4% (Aon Gil y Carvajal). In late 2004, the number of Autoclub Repsol customers reached 1.8 million.

In January 2005, Repsol YPF launched e+10 diesel, which has a sulfur content lower than 10 mg/Kg (ppm) and a system for deactivation of metals.

The Repsol Supercor service stations sell a wide variety of consumer goods in addition to gasoline. At December 31, 2004, Repsol YPF owned 28 of the 29 stations operated under this brand name, which are located principally in Madrid, Barcelona and Málaga. Two new stations are being built and are scheduled for completion in 2005.

Since early 2004, holders of El Corte Inglés credit cards can pay for all their purchases at the Repsol, Campsa and Petronor service stations located throughout Spain. This card is not accepted at competitors’ stations.

In September 2004, Repsol YPF reached an agreement with Iberia, the principal Spanish airline, to accept its customer advantage card Iberia Plus at service stations so that customers can get points for their purchases.

The Repsol YPF VISA card, which was launched in November 1998, is the first of its type to be issued by an oil company in Spain and provides special advantages to its holders. The advantages include cash-back for purchases of fuel and services and other products at Repsol, Campsa and Petronor service stations belonging to the Solred Network. The card also provides discounts on services and purchases made at other commercial establishments. BBVA and La Caixa provided support for the launching of Repsol YPF VISA. In 1991, the Solred Card, which provides special advantages for members of a number of clubs and corporate clients was launched.

Discounts granted by Repsol YPF to holders of Repsol YPF VISA and Solred cards for purchases of fuel and other products and services in the Group’s service stations are deducted from the operating revenues reported by the Group.

Repsol YPF believes that, as of December 31, 2004, its competitors in Spain with local refining capacity (Cepsa, Elf and B.P. Oil España) had links with approximately 26% of the points of sale in the Spanish market. Repsol YPF estimates that, as of December 31, 2004, approximately 2,945 service stations are owned or flagged by companies that do not own refineries in Spain, as compared to 2,772 at December 31, 2003 and 2,573 at December 31, 2002.

Royal Decree Law 6/2000 established a requirement to inform the Ministry of Economy of the current sale prices at the service station’s network and a prohibition on opening new points of sale for a period of five years for wholesale distributors with a market share greater than 30% (three years in the case of wholesale distributors with a market share between 15% and 30%). Repsol YPF’s service stations currently represent 40.8% of the total number of service stations in Spain. After the prohibition established by Royal Decree expires in June 2005, Repsol YPF will continue to focus on improving the quality of its chain and increasing the percentage of stations it owns and operates. The measures set forth in Royal Decree Law 6/2000 also facilitate the installation of new service stations in large commercial establishments. See Section 2.3.1.1.1 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Oil and Petroleum Derivatives—Liquid Hydrocarbons.”

Other Countries. The acquisition of YPF represented continuation of Repsol YPF’s plans to extend its distribution and retail activities of petroleum products outside of Spain. In accordance with such plans, Repsol YPF also sells its petroleum products through service stations located in the member states of the European Union and in Latin America.

Argentina. Repsol YPF’s presence in Argentina consists of 1,868 service stations, of which 1,832 are YPF-branded, and the remainder are service stations co-owned by Repsol YPF and Refinor (through YPF’s 50% participation in Refinor). OPESSA (a 100% subsidiary of Repsol YPF) operates 151 service stations.

Repsol YPF estimates that, as of December 31, 2004, YPF’s points of sale accounted for 30% of the Argentine market. In Argentina, Shell, Petrobras and Esso are Repsol YPF’s main competitors and own approximately 15%, 12% and 9%, respectively, of the points of sale in Argentina.

Peru. Through Repsol Comercial SAC, Repsol YPF’s network as of December 31, 2004 consisted of 146 points of sale, 85 of which were directly owned and 56 of which were directly operated.

Ecuador. Through Repsol YPF Comercial del Ecuador, Repsol YPF’s network as of December 31, 2004 consisted of 125 points of sale, 59 of which were directly owned and 14 of which were directly operated.

Chile. Repsol YPF Chile, as of December 31, 2004, operated a network of 200 points of sale, 132 of which were “strongly-linked” and 65 of which were affiliated. OPESE (100% owned by Repsol YPF Chile) directly operated 24 points of sale.

Brazil. Repsol YPF Brasil’s network as of December 31, 2004 consisted of 502 points of sale (including those swapped with Petrobras), 47 of which were directly owned and directly operated.

In 2001, pursuant to the swap agreement with Petrobras, Repsol YPF received a network of 240 service stations with estimated annual sales of 480 million liters of gasoline and other products in central, southeast and southern Brazil and became a vertically-integrated oil company in the country. See Section 2.2.2 “—Refining and Marketing.”

Portugal. The acquisition of Shell’s chain of service stations in Portugal, which consists of 303 points of sale, of which 42 were company-owned and operated, has meant an increase in Repsol YPF’s share to 16.2% of the points of sale in Portugal. As of December 31, 2004, Repsol YPF had 426 points of sale in Portugal (250 owned, 176 flagged), 79 of which were directly operated through GESPOST, which is a wholly-owned subsidiary of Repsol Portugal.

Italy: Repsol YPF had 30 flagged points of sale in Italy as of December 31, 2004.

Repsol YPF also invested significant amounts of money to increase the number of strongly-linked service stations in its network and to construct new service stations. Repsol YPF intends to continue its investments to improve connections within the service stations network and to increase the number of stations it directly operates.

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

Repsol YPF, through Repsol Petróleo, holds a 50% interest in Asfaltos Españoles, S.A. (ASESA), which is a company that produces asphalt. Repsol YPF also has a 100% interest in Repsol YPF Lubricantes y Especialidades, S.A. (formerly Repsol Productos Asfálticos) and a 100% interest in Asfalnor (through Petronor), both of which distribute and market asphalt products.

2.2.2.4	LPG

Sales of LPG during the last three years by region and type of product are as follows:

	2004	2003	2002
	(thousand tonnes)
Sales volume of LPG(1)
Spain	1,955	1,992	2,030
Argentina	310	308	342
Rest of Latin America	863	809	783
Rest of the World	89	84	81

Total	3,217	3,193	3,236

Sales volume of LPG(1)
Bottled	2,199	2,124	2,273
Bulk, pipeline and others(2)	1,018	1,069	963

Total	3,217	3,193	3,236

(1)	Includes sales to related distribution companies.
(2)	Includes sales to the automobile market, petrochemical, LPG operators and others.

Repsol YPF is reorganizing its international LPG activities through the transfer of all of its share holding interests in LPG activities to Repsol Butano, which will oversee these activities. The purpose of this reorganization is to centralize the management of LPG’s activities, maximize existing synergies and optimize the transfer of technology among the different units. At the end of 2003, Repsol YPF merged Repsol Portugal Gas Petroleo Liquefeito into Repsol Butano. Repsol Portugal Gas Petroleo Liquefeito, which was spun-off from Repsol Portugal, distributes LPG in Portugal.

After the reorganization of the international LPG activities through transfer of its shareholding interests to Repsol Butano, Repsol YPF seeks to strengthen its position in the markets in which it already operates and to undertake new investments in strategic markets. To this end, Repsol Butano acquired the LPG division from Shell in Portugal (Shell LPG Portugal). As a result of the acquisition, Repsol YPF will become the third largest operator in Portugal and have a market share of close to 20%. In 2004, Repsol YPF also formalized its participation in Energy Infrastructure India Limited, which is a company that seeks to market LPG in India.

Spain. Repsol YPF’s LPG distribution activities are conducted by Repsol Butano, which has been distributing LPG to Spanish households and industrial users for over 40 years and is currently the largest wholesaler and retailer of LPG in Spain. Repsol Butano supplies bottled LPG to more than 10 million customers in Spain and accounts for virtually all of the domestic market. While the vast majority of its sales of bottled LPG are to the household market, it also sells LPG in bulk form (by trucks and pipelines) to industrial, commercial and household customers for use as a fuel.

LPG bottling takes place at Repsol Butano’s 19 plants located throughout Spain. After LPG is bottled at a plant, it is delivered to Repsol Butano’s network of approximately 661 bottled gas distribution agents. The distribution agents deliver LPG to retail customers at home. Repsol Butano has approximately 32 million bottles for storage and delivery of LPG in circulation.

Bottled LPG is used almost exclusively as a household fuel for cooking, water heaters and, in some cases, heating. The growth of the Spanish economy, with significant increases in residential housing and family income combined with limited availability of natural gas in some parts of Spain, has allowed Repsol Butano to become the largest bottled LPG distributor in Europe in terms of revenues and volume. Bottled LPG accounted for 62% of Repsol Butano’s total sales volume in 2004.

Approximately 31% of Repsol Butano’s sales in 2004 consisted of bulk LPG. Bulk LPG is used as fuel in the agricultural, industrial and household markets and for transportation. Repsol Butano sells most bulk LPG directly to end users. Bulk LPG is used as an industrial fuel for industrial ovens and heating in the farming industry. Bulk LPG is used in the household market, particularly in multiple unit dwellings, for the same uses as bottled LPG. Most bulk LPG is delivered by tanker trucks. Repsol Butano, however, distributes LPG via pipelines connected to industrial and household users and believes that such distribution may be an important intermediate step between the bottled LPG market and the natural gas market in the future.

Repsol Butano sold 1.96 million tonnes of LPG in 2004, as compared to 1.99 million tonnes in 2003 and 2.0 million tonnes in 2002. In 2004, approximately 52% of Repsol Butano’s supply of raw material was obtained from Spanish refineries, of which 35% came from refineries affiliated to Repsol YPF and the remaining 17% from Cepsa and BP, and the remainder was purchased from sources located in the North Sea and Algeria.

Repsol YPF expects that, as a direct result of the introduction of natural gas as an alternative to LPG in key urban markets in Spain, a portion of the LPG customer base growth over time will be diverted to natural gas. Therefore, despite sustained level of bulk sales of LPG Repsol YPF believes that the total volume of LPG sales will undergo a slight decrease.

In October 2000, the Spanish government established a system to determine maximum retail prices for bottled LPG exceeding eight kilograms by reference to a maximum price, set every April and October by the Spanish government on the basis of international prices of LPG during the previous 12 months, and a maximum markup that may be charged over such reference price, which is reviewed annually by the Spanish government. This system has been unfavorable to Repsol YPF in 2004 because the maximum price has been calculated based on an estimated average price of raw materials of €269 per tonne, as compared to an actual average price of €308.5 per tonne. In April 2002, the Spanish government increased the markup that may be charged over the reference price by 12.9% to €0.317624 per kilogram. There have been no further increases since that time. See Section 2.3.1.2.2 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Oil and

Petroleum Derivatives—Liquid Petroleum Gas.” In 2004, the average selling price for bottled LPG in Spain, which includes home delivery, was approximately 54% lower than the average selling price elsewhere in Europe, which does not include home delivery.

In March 2004, Repsol Butano acquired 51% of Vía Red for €1.3 million. The principal objective of this business is home delivery of the most widely-used products in Spain. Currently the business has 193 distributors in 36 provinces and is developing a business plan to use the distribution network of Repsol Butano to increase its activities in the provinces in which it is already present and extend its activities to new provinces.

Argentina. YPF is the largest producer of LPG in Argentina and has total production of 911,495 tonnes in 2004.

Repsol YPF holds a 85% interest in Repsol YPF Gas S.A. through Repsol Butano, S.A. Pluspetrol holds the remaining 15%. Repsol YPF Gas distributed 285,438 tonnes of LPG to the retail market in Argentina in 2004 and has a market share of approximately 35.5%. Additionally, more than 24,142 tonnes of LPG were distributed to pipeline networks through YPF in 2004.

Bolivia. In September 2001, Repsol YPF formed a joint venture with SAMO, which is the first private company in the LPG market, called Repsol YPF Gas de Bolivia. Repsol YPF has a 51% stake in and control of Repsol YPF Gas de Bolivia. In January 2002, Repsol YPF Gas de Bolivia was transferred from Repsol YPF Bolivia, S.A. to Repsol Butano, S.A. The sales of Repsol YPF Gas de Bolivia in 2004 were approximately 124,007 tonnes of LPG, which is equivalent to a market share of 38.6%.

In December 2002, Repsol YPF reorganized all LPG separation activities at the Paloma plant (the Mamoré block) and transferred them to Repsol YPF GLP de Bolivia (a wholly-owned subsidiary of Repsol Butano) seeking to strengthen the integrated management of the LPG chain. Repsol YPF GLP de Bolivia produced 36,355 metric tonnes of LPG in 2004 and participated in the marketing of 147,785 metric tonnes of LPG to wholesalers (including Repsol YPF Gas de Bolivia).

Chile. In November 2000, Repsol YPF acquired 45% of the capital stock of Lipigas Group, which is a leader in the Chilean market, with an option valid from 2003 until 2005, to acquire an additional 10%. If Repsol YPF exercises its option to acquire an additional 10% interest, the sellers will have a 45-day put option to sell the remaining 45% at fair value determined by an independent investment bank designated through mutual agreement of the parties. As of the date of this annual report, Repsol YPF has not exercised this option. The shareholders’ agreement signed with the other partners in the acquisition provides for shared operating control of the company. On March 21, 2002, Repsol YPF’s 45% interest was transferred to Repsol Butano, S.A. Lipigas had annual sales of 358,587 tonnes in 2004, which amounted to a 38.2% market share.

Peru. In 2004, Repsol Butano, through Repsol YPF Comercial del Perú, sold 233,961 metric tonnes of LPG, which represents a retail market share of 28.5%.

Ecuador. In 2004, Duragas, which is a wholly-owned subsidiary of Repsol Butano, had sales of 314,952 tonnes of LPG Duragas is a leading participant in Ecuador’s LPG distribution market with a 38.5% market share.

Other Markets. Repsol YPF has extended its distribution of LPG to Portugal and France through the same marketing strategies, including home service, that are used by Repsol Butano in Spain. Repsol YPF is also active in Morocco through its 100% interest in National Gaz of Morocco, which is a company engaged in the distribution of LPG. Total annual sales in these countries were 89,214 tonnes of LPG in 2004.

Repsol YPF has been present in the Portuguese LPG market since 1993 and supplies the market from Repsol Butano plants in Spain. The sales of Repsol YPF in the Portuguese market through Repsol Portugal Gas de Petroleo Liquefeito reached 41,897 tonnes.

On December 9, 2004, Repsol reached an agreement with Shell Petroleum Company for the acquisition of Shell Gas (LPG) S.A. in Portugal. On March 3, 3005, the competition authorities in Europe unconditionally cleared Repsol Butano’s acquisition of LPG Shell in Portugal. Repsol YPF took control of the company, which was named Repsol Butano Portugal, on April 1, 2005.

Through this acquisition, Repsol YPF became the third largest operator in the Portuguese LPG market with a market share of 21% and sales up to 191,000 tonnes. Through this acquisition, Repsol YPF also acquired commercial assets that amounted to 148,000 tonnes, 700,000 bottle clients and 3,500 bulk clients, two bottling plants in Matosinhos and Banatica, a distribution subsidiary in Madeira and participation in SAAGA, which is an LPG storage company in the Azores. The use of the two plants on Portuguese territory will bring the product closer to the market, improve Repsol YPF’s response time and reduce logistical costs as compared to supplying the market from Spain. A plan is currently in progress to integrate both businesses in a way that would result in economies of scale, increase the density of clients and combine the logistical advantages of the facilities that are located close to the market with the security of supply from plants in Spain.

In 2004, Repsol YPF initiated a greenfield project to market bulk LPG in Brazil, a market considered strategic for the Group because it is seventh in the world market, second in Latin America and it is the natural destination of the Group’s current and future surplus in Argentina and Bolivia. In 2004, its first year of activity, sales to end customers reached 545 tonnes.

2.2.3	Chemicals

In 2004, the Chemicals division generated operating income of €253 million, as compared to operating income of €155 million in 2003.

Repsol YPF leads the Spanish market in basic and derivative petrochemical products, polymers and intermediate products. Repsol YPF’s most significant production facilities are located in Spain (the Puertollano and Tarragona complexes), since November 30, 2004 in Portugal (the Sines complex) and Argentina (the La Plata and Bahía Blanca complexes). The Chemicals division is responsible for management, feedstock, distribution and marketing principally in Europe and the Mercosur region. Most of these units are in the same industrial complexes as Repsol YPF’s refineries, which allows for a high degree of integration between both businesses.

The following table shows the production capacity for the main products of basic and derivative petrochemicals at December 31, 2004.

	Europe	Latin America
	(thousand tonnes)
Production capacity
Basic petrochemicals
Ethylene	1,260	—
Propylene	805	175
Butadiene	202	—
Benzene	275	—

Derivative petrochemicals
Polyolefins
Polyethylene(1)	855	—
Polypropylene	440	85
Intermediate Products
Propylene oxide, Polyols, Glycols and Styrene Monomer	995	—
Acrylonitrile/MMA	166	—
Rubber	54	45
Others(2)	78	—
Industrial Products
BTX (Benzene, Toluene, Mixed Xylenes)	—	244
Ortho/Paraxylene	—	63
Ammonia/Urea	—	933
Methanol	—	411
Others(3)	—	285

(1)	Includes EVA (ethylene vinyl acetate) copolymers.
(2)	Includes styrene derivatives, PMMA (polymethyl methacrylate) and fine chemicals.
(3)	Includes oxo-alcohols, maleic anhydride, solvents, cyclohexane, LAB (lineal alkyl benzene), linear alkyl benzene sulphonate, PIB (polyisobutylene) and others.

The table below presents Repsol YPF’s sales volume in 2004, 2003 and 2002 of petrochemical products:

	2004	2003	2002
	(thousand tonnes)
Petrochemical sales by type of product
Basic petrochemicals	420	426	292
Derivative petrochemicals	3,684	3,542	3,023

Total	4,104	3,968	3,314

Petrochemical sales by region
Spain	1,342	1,292	1,197
Argentina	882	824	670
Other	1,880	1,851	1,448

Total	4,104	3,968	3,314

Repsol YPF produces, distributes and directly markets petrochemical products. With respect to a part of its portfolio of petrochemical products, Repsol YPF also acts through the following affiliated companies:

•	Polidux, which is a wholly-owned subsidiary of Repsol YPF located in Monzón, Huesca, Spain. Polidux produces and markets styrene derivatives and propylene compounds.

•	Repsol Polivar and Repsol Bronderslev, which are wholly-owned subsidiaries of Repsol YPF that operate in Italy and Denmark, respectively. These two companies produce PMMA (polymethyl methacrylate) products.

•	Profertil, which is a 50% subsidiary of Repsol YPF that produces urea and ammonia in Bahía Blanca (Argentina). Profertil’s total annual capacity is 1,100 thousand tonnes of urea and 765 thousand tonnes of ammonia. Repsol YPF is Profertil’s principal supplier of natural gas and supplies approximately 57% of its feedstock.

•	General Química, which is a wholly-owned subsidiary of Repsol YPF that focuses on the production of, among other things, rubber chemicals, agrochemicals and organic dyes. General Química’s operations are located in Álava, Spain.

•	Dynasol, which is a 50% subsidiary of Repsol YPF and a joint venture with the Mexican Group DESC that owns rubber production assets.

•	Petroken, which is a 50% subsidiary of Repsol YPF that produces polypropylene in Ensenada (Argentina). Petroken’s total annual capacity is 170 thousand tonnes. Repsol YPF has a long-term raw material supply contract with Petroken and is currently Petroken’s principal supplier of propylene. In the first quarter of 2005, pursuant to its strategy, Repsol YPF sold its share in this subsidiary. The sale is currently being reviewed by the Argentine competition authorities (“La Comisión Nacional de Defensa de la Competencia”).

•	PBBPolisur, PBBPolisur, in which Repsol YPF holds a 28% interest, is the leader in the production of ethylene and polyethylenes in Argentina. PBBPolisur is managed by Dow Chemical, a leader in the polyethylene industry. PBBPolisur plants have an annual production capacity of 700 thousand tonnes of ethylene and 600 thousand tonnes of polyethylene. Ethylene is produced in an ethane based cracker, and Mega (a 38% subsidiary of YPF) is one of PBBPolisur’s main suppliers of feedstock (ethane). Repsol YPF sold its share in this entity during the first quarter of 2005.

In 2002, Repsol YPF’s fertilizer retail business was integrated into the Industrial Product Business Unit. The fertilizers sold by Repsol YPF are supplied by Profertil (urea based fertilizers) or imported (phosphorus and potassium based fertilizers). In 2003, Repsol YPF started participating in an exchange program that allows producers to deliver corn as payment for fertilizers. The corn delivered to Repsol YPF is resold on the market.

Repsol YPF’s ability to offer a more complete portfolio of products and its own sales force located in regions previously served only by distributors has improved the access of petrochemicals to the global markets.

2.2.3.1	Basic Petrochemicals

Repsol YPF’s basic petrochemical production is focused on obtaining olefins and aromatics and has an annual capacity of 1,260 thousand tonnes of ethylene in olefins (including the Sines complex at the end of the year) and 519 thousand tonnes of aromatics.

Repsol YPF’s basic petrochemical production operations—except for the Sines petrochemical complex, which is located next to a refinery not owned by Repsol YPF—are closely integrated with Repsol YPF’s refining activities, as olefin and aromatics production units are physically located within Repsol YPF’s refineries. The advantages which result from this structure include flexible supply of feedstocks to the olefin cracker, efficient use of byproducts (such as hydrogen and pyrolysis gasoline) and synergies in power supply. Repsol YPF’s basic and derivative petrochemicals operations are also well-integrated.

Repsol YPF’s sales of basic petrochemicals products in 2004 were 420 thousand tonnes, which is a figure similar to that in 2003 (426 thousand tonnes), of which 255 thousand tonnes were sold in Spain, 114 thousand tonnes were sold in Argentina and 51 thousand tonnes were sold in other markets.

2.2.3.2	Derivative Petrochemicals

Repsol YPF classifies its derivative petrochemicals products in three categories: polyolefins, intermediate products and industrial products.

Polyolefins include a wide variety of polimers which are produced principally in Spain at the Tarragona and Puertollano complexes and in Portugal at the Sines complex since November 30, 2004.

Intermediate products include a wide variety of petrochemical products, such as styrene, propylene oxide, glycols, polyols, acrylonitrile, rubber, pigments and organic dyes.

Industrial products include a varied group of feedstocks for chemical, industrial, manufacturing and agricultural activities. Industrial products are used in the production of, among other things, polymers, resins solvents, lubricant oils and detergents. Several examples of industrial products which Repsol YPF produces are bencene, toluene, xylenes, linear alkylbenzene, urea and methanol. Industrial products are produced in Argentina at the Ensenada, Bahía Blanca and Plaza Huincul facilities.

Derivative products allow for high integration, not only with basic petrochemicals, but also with upstream activities, as evidenced, for instance, by the integration of the ammonia/urea and methanol plants which use natural gas as raw material.

Repsol YPF markets its derivative petrochemical products through a commercial network divided into five regions: the Atlantic, Mediterranean, Northern Europe, Southern Europe and South America regions. Repsol YPF also markets derivative petrochemical products in other regions through sales offices and agents.

Derivative petrochemical products sales in 2004 were 3,684 thousand tonnes, of which 1,086 thousand tonnes were sold in Spain, 769 thousand tonnes in Argentina and 1,829 thousand tonnes in other markets.

Repsol YPF’s strategy for petrochemicals is to pursue growth in core strategic areas with the objective of creating a balanced portfolio comprised of projects capable of adding significant value, further reducing operating costs and maintaining operating excellence.

The key element of this strategy is to develop products with respect to which Repsol YPF has a significant competitive advantage due to:

•	Ownership of competitive technology or know-how;

•	Integration with its downstream and upstream activities;

•	Strong regional leadership; and/or

•	Cost leadership.

In addition to these four factors, Repsol YPF will also consider developing petrochemical businesses that are directly linked to its own oil and gas activities.

In 2000, Repsol YPF commenced operations of the propylene oxide/styrene and derivative complex in Tarragona, Spain, using state-of-the-art technology owned by Repsol YPF and available to only two other companies in the world. In 2004, an investment to expand the capacity of this complex by 33% was undertaken. Such expansion is expected to significantly improve the competitiveness of the business.

In 2001, the Bahía Blanca plant, which produces ammonia and urea, started operations in Argentina as a joint venture between Repsol YPF (50%) and Agrium (50%), which is a worldwide leader in fertilizers. This plant and the methanol unit in Plaza Huincul’s refinery, which started operations in 2002, use natural gas as raw material and enable the monetization of reserves. They are good examples of integration between the petrochemical and upstream units. Repsol YPF obtains other synergies from the latter plant’s location at Plaza Huincul’s refinery including synergies in power supply and general expenditures.

On November 30, 2004, the acquisition of Borealis Polímeros Limitada from Borealis A/S closed. The acquisition includes all the assets of the Sines complex in Portugal and reflects the strategy of strengthening the growth of strategic businesses (basic petrochemicals and polyolefins), increasing Repsol YPF’s presence in the markets on the Iberian Peninsula and Southern Europe, complementing the portfolio of products with new high value added applications and balancing the deficit of ethylene and propylene in Tarragona.

Investments in 2004 have been principally directed to two projects aimed to promote the growth strategy (the acquisition of Borealis Polímeros Ltda. and the expansion of the capacity of the propylene oxide/styrene plant in Tarragona ). In addition, investments have been undertaken to improve our existing units, achieve minor capacity increases, improve product quality and improve safety and environmental standards.

On February 14, 2005, Repsol YPF signed an agreement with the Dutch company Basell to purchase a 50% stake in Transformadora de Propileno A.I.E. The operation includes a 160,000 tonne per year polypropylene plant in the Tarragona Petrochemical Complex (Spain), in which Repsol YPF already held the 50%. The parties expect to complete the transaction later in the year following clearance by the Spanish regulatory authorities. This operation will boost Repsol YPF’s polypropylene production capacity by 15%, strengthen Repsol YPF’s polyolefin presence in Europe and represents a step forward in one of its strategic areas for growth.

2.2.4	Gas and Electricity

Gas and Electricity activities contributed 6.0% to Repsol’s YPF’s operating income in 2004, 5.5% in 2003 and 19.0% in 2002.

Repsol YPF is involved, directly or through its affiliates, in the natural gas and electricity sectors. In the natural gas sector, Repsol YPF is engaged in the supply, storage, transportation, distribution and marketing of natural gas in Spain, the distribution and marketing of natural gas in Italy and the distribution of natural gas in Argentina, Brazil, Colombia and Mexico. In the electricity sector, Repsol YPF is engaged in power generation in Spain and Argentina and marketing in Spain.

In April 2002, Repsol YPF unveiled plans to restructure its gas and electricity business. From an operational point of view, the downstream business of Gas and Electricity (including electricity generation and natural gas distribution) will be integrated under Gas Natural and the upstream business of Gas and Electricity will remain under Repsol YPF.

Prior to May 2002, Repsol YPF had a 47.04% stake in Gas Natural and consolidated this interest using the global integration method.

In May 2002, Repsol YPF sold 23% of Gas Natural. Since the date of that sale, Repsol YPF has consolidated its remaining interest in Gas Natural by the proportional integration method. See Section 2.2.4.1 “Information on Repsol YPF—Natural Gas—Spain”.

In connection with the sale of 23% of Gas Natural, Repsol YPF and La Caixa d’Estalvis i Pensions de Barcelona amended their Shareholders’ Agreement, dated January 11, 2000, with respect to Gas Natural through the execution of a Novation Agreement, further amended through the execution of two Addenda to the Novation Agreement, dated December 16, 2002 and June 20, 2003. The most significant aspects of these agreements with La Caixa are the following:

•	Repsol YPF and La Caixa will jointly control Gas Natural in accordance with the principles of transparency, independence and professional diligence.

•	The Board of Directors of Gas Natural will be composed of 17 members. Repsol YPF and La Caixa will each have the right to nominate five directors. Repsol YPF and la Caixa will vote in favor of each other’s nominees. One director will be appointed by Caixa de Catalunya and the remaining six directors will be independent directors.

•	La Caixa will nominate the Chairman of the Board of Directors of Gas Natural and Repsol YPF will nominate the Managing Director. Repsol YPF’s and La Caixa’s directors will vote in favor of each other’s nominees for these positions.

•	The Executive Committee of the Board of Directors of Gas Natural will be composed of eight members, consisting of three members nominated by each of Repsol YPF and La Caixa out of the directors they respectively nominated to the Board of Directors of Gas Natural, including the Chairman of the Board of Directors and the Managing Director. The other two members of the Executive Committee will be independent directors.

•	The partners will jointly agree, prior to submission to the Board of Directors of Gas Natural, on (i) the strategic plan of Gas Natural, which will include all decisions affecting the strategy of Gas Natural, (ii) the corporate structure of Gas Natural, (iii) the annual budget of Gas Natural, (iv) any business combinations and (v) any acquisitions or disposal of strategic assets of Gas Natural.

These new agreements will remain effective for as long as both parties hold a minimum participation in Gas Natural of 15%.

In March 2004, Repsol YPF increased its holding in Gas Natural to 30.85%.

Since the 2002 sale, Repsol YPF and Gas Natural have been cooperating to coordinate the “midstream” business through the creation of separate legal entities for those activities that require a separate corporate entity (e.g., integrated projects) or through specific collaboration agreements where mutual assistance and cooperation in carrying out midstream activities can give rise to synergies and other benefits for both parties.

In April 2005, Repsol YPF and Gas Natural SDG reached an agreement for both companies to intensify their collaboration in the LNG business areas of exploration, production, transportation, trading and wholesale marketing.

In the area of exploration, production and liquefaction (upstream), the agreement contemplates the partnership to develop new projects where Repsol YPF will be the operator and holder of 60% of the assets. Gas Natural SDG will hold the remaining 40%.

In the area of transportation, trading and wholesale marketing (midstream), the agreement contemplates both companies creating a joint venture aimed at the wholesale marketing and transportation of LNG. Both Repsol YPF and Gas Natural will hold 50% stakes in this joint venture. The chairman of the joint venture will be elected on a rotational basis, and Gas Natural SDG will nominate the chief executive officer.

Pursuant to the agreement, Gas Natural SDG and Repsol YPF will also develop in a coordinated manner diverse regasification plant projects where Gas Natural SDG will be the operator and the regasification rights will be allocated to the new joint venture. See Section 2.2.1 “Information on Repsol YPF—Operations—Exploration and Production”.

The initial term of this collaboration agreement is 10 years.

2.2.4.1	Natural Gas

The table below shows Repsol YPF’s natural gas sales volumes by region in the last three years.

	2004	2003	2002
	(billions of cubic meters)
Natural gas sales by region(1)
Spain	20.99	20.34	18.82
Argentina	2.43	2.49	2.22
Rest of Latin America	5.49	4.67	4.45
Rest of the World	3.94	2.84	1.38

Total	32.85	30.34	26.87

(1)	Table includes 100% of sales volumes reported by Gas Natural although, at December 31, 2004, Repsol YPF owned 30.85% of Gas Natural and accounts for it using the proportional integration method under Spanish GAAP because, since January 1, 2002, Gas Natural reports 100% of the natural gas sales volumes of each of its consolidated subsidiaries, regardless of Gas Natural’s stake in such subsidiaries. Since 2004, natural gas sales in Spain have included LNG supplied to wholesale customers in Spain, whereas in prior years these sales were included within “Rest of the World”. Natural gas sales for 2003 and 2002 have been restated in accordance with this criterion.

Argentina

Repsol YPF participates in the distribution of natural gas in Buenos Aires through Metrogas (a subsidiary of YPF with a 31.73% share) and Gas Natural BAN (a subsidiary of Gas Natural), which are two of the largest natural gas distributors in Argentina. Since January 1, 2002, Metrogas is accounted for under the equity method.

Gas Natural has a 72% participation in the Invergas consortium, which holds, together with Gas Natural SDG -Argentina, 70% of Gas Natural BAN. Gas Natural BAN, which distributes natural gas in northern Buenos Aires, is one of the main natural gas distributors in Argentina. In 2004, Gas Natural BAN sold approximately 2.43 billion cubic meters of natural gas to 1.3 million customers in Buenos Aires, as compared to 2.49 billion cubic meters to 1.2 million customers in 2003 and 2.22 billion cubic meters to 1.2 million customers in 2002.

Repsol YPF holds a 45.3% stake in GASA, which in turn holds a 70% stake in Metrogas, which is a natural gas distributor in southern Buenos Aires and one of the main distributors in Argentina. During 2004, Metrogas distributed approximately 7.82 billion cubic meters of natural gas to 1.9 million customers in comparison with approximately 6.45 billion cubic meters of natural gas distributed to 1.9 million customers in 2003. The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. Thus the decision was made on March 25, 2002 to suspend payment of principal and interest on Metrogas’ financial debt. Since then, Metrogas has focused on efficient management of its cash flow to ensure it is able to distribute natural gas in accordance with the license under which it operates in southern Buenos Aires. Metrogas is engaging in conversations with its main creditors in order to restructure its financial debt and align its future financial commitments with expected cash flows. The main objective of the restructuring process is to modify certain terms and conditions included in the loan and negotiable agreements through adjustment of interest rates and the amortisation period so as to align the cash flow required for repayment of the indebtedness with debt service capacity.

Brazil

In Brazil, Gas Natural distributes natural gas in the metropolitan area and throughout the state of Rio de Janeiro. On April 26, 2000, Gas Natural was awarded a gas distribution concession in the state of São Paulo, which has an area of 53,000 km2 and a population of 2.5 million people. The concession area covers 93 municipalities, four of which have more than 100,000 inhabitants. It also has more than 6,000 industries with a potential consumption of approximately 807,000 cubic meters of natural gas per day. This concession enhances Gas Natural’s presence in Brazil, where Gas Natural started operations in July 1997 as operator for Companhia Distribuidora de Gas do Rio de Janeiro CEG and CEG RIO (formerly Riogás). In 2004, it sold approximately 3.2 billion cubic meters of natural gas to 0.7 million customers.

In July 2001, Gas Natural and Iberdrola signed an agreement involving Iberdrola’s interests in CEG (Brazil), CEG Rio (Brazil) and Gas Natural ESP (Colombia) and Gas Natural’s participation in Gas Natural Mexico. Pursuant to this agreement, Gas Natural acquired in March 2002 an additional 9.9% interest in CEG, 13.1% in CEG Rio and 14.6% in Gas Natural ESP and sold a 13.25% interest in Gas Natural México.

The agreement signed with Iberdrola increased Gas Natural’s interests in CEG to 28.8% from 18.9% and in CEG Rio to 38.3% from 25.1%.

In November 2003, Gas Natural entered into a stock purchase agreement with Enron to acquire Enron’s 25.4% interest in Compañía Distribuidora de Gas do Río de Janeiro or CEG as well as its 33.8% interest in CEG RIO. This transaction was completed in July 2004, and it has increased Gas Natural’s interest in CEG to 54.2% and to 72.0% in CEG RIO.

Colombia

Through Gas Natural ESP, Gas Natural distributes natural gas in the capital of Colombia, Santa Fé de Bogotá, and, after the acquisition of Gasoriente, in the eastern region of Colombia. Additionally, in 1998 a consortium in which Gas Natural participates obtained a concession to distribute natural gas in the Cundi-Boyacensean area, which is located northeast of Bogotá. In 2004, Gas Natural sold in Colombia approximately 0.84 billion cubic meters of natural gas to 1.5 million customers.

The agreement signed with Iberdrola increased Gas Natural’s interest in Gas Natural ESP to 59.1% from 44.3%. See Section 2.2.4.1 “Information on Repsol YPF—Operations—Natural Gas—Brazil”.

Mexico

In March 1998, Gas Natural México was awarded a concession to distribute natural gas in Monterrey, which is one of the largest consumers of natural gas in Latin America with a total population of more than six million inhabitants. In addition to natural gas distribution in Monterrey, Gas Natural México currently distributes natural gas in the cities of Toluca, Nuevo Laredo and Saltillo. In 1998, Gas Natural México obtained the concession for distribution of natural gas in the state of Guanajuato, which has a population of more than two million people. In December 1999, Gas Natural México was awarded the concession for the distribution of natural gas in the El Bajío Norte region, which includes the states of Aguascalientes, Zacatecas and San Luis de Potosí that have a combined population of about two million people. With the acquisition of Metrogas in 2000, Gas Natural México now distributes gas in Mexico City. In 2004, Gas Natural México sold approximately 1.45 billion cubic meters of natural gas to 1.1 million customers, as compared to 1.39 billion cubic meters of natural gas to 1.0 million customers in 2003.

The agreement signed with Iberdrola reduced Gas Natural’s interest in Gas Natural México to 86.75% from 100%. See Section 2.2.4.1 “Information on Repsol YPF—Operations—Natural Gas—Brazil”.

Spain

Gas Natural, in which Repsol YPF has a 30.85% interest, is Spain’s largest natural gas distributor in terms of revenues and volume. See Section 2.2.4 “Information on Repsol YPF—Operations—Gas and Electricity”. Gas Natural’s main activity is the distribution of natural gas to the residential and commercial sector as well as the industrial and electricity sectors. It supplies natural gas to Madrid and Barcelona and, through its holdings in 10 regional distributors, to nearly all of Spain. Repsol YPF estimates that Gas Natural has an approximate market share of 61% of the Spanish market.

Enagas owns most of the gas transportation and storage infrastructure in Spain. In June 2002, pursuant to the limitations on ownership of Enagas imposed by Royal Decree Law 6/2000, which limits the participation of any one group to 35%, Gas Natural sold 59.1% of Enagas in a secondary public offering for approximately €917 million (thereby reducing its interest in Enagas to 40.9%) and granted the institutional underwriters of the offering the right to buy the additional 5.9% that made up the 65% interest that must be sold (a “green shoe” option). Repsol YPF’s share in the sale proceeds amounted to approximately €221 million, which represents capital gains of approximately €97 million. Pursuant to Law 62/2003, no person may own, directly or indirectly, more than 5% of Enagas’ capital stock. The law imposes a period of up to three years to dispose of such shares. See Section 2.3.1.3 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas System”. In 2004, Gas Natural sold additional shares of Enagas and, as of December 31, 2004, Gas Natural’s interest in Enagas was 26.1%. As of May 18, 2005, Gas Natural’s interest in Enagas was 20%.

Enagas’ infrastructure system in Spain consists principally of three coastal terminals for the receipt, storage and regasification of LNG, a network of high-pressure pipelines for bulk transmission of gas and low-pressure mains for local gas distribution and two underground gas storage facilities. The LACAL/Laq-Calahorra and Maghreb-Europe’s pipelines link gas fields in Norway and Algeria with the transmission network of Enagas.

In 2004, Gas Natural sold approximately 20.99 billion cubic meters of natural gas to 4.8 million customers in Spain, as compared to 18.87 billion cubic meters to 4.5 million customers in 2003 and 18.52 billion cubic meters to 4.2 million customers in 2002. The 2004 natural gas sales figure in Spain includes LNG supplied to wholesale customers in Spain, whereas in prior years such sales were included within the “Rest of the World” category. If LNG sales to wholesale customers in Spain in 2003 had been included in the “Spain” category, the 2003 natural gas sales figure in Spain would have been 20.34 billion cubic meters.

Gas Natural purchases its gas supplies mainly through take-or-pay purchase contracts for LNG with producers in Algeria, Libya, Trinidad and Tobago, Nigeria and the Middle East. It also purchases natural gas from Algerian, Norwegian and Spanish fields.

Gas Natural is a party to a 25-year contract to purchase natural gas from Sonatrach, which is the Algerian state oil and gas company, at prices related to market prices in amounts ranging from 3.2 billion cubic meters in 1996 to 6.0 billion cubic meters per annum from 2000 through 2020. Such purchases are made principally on a take-or-pay basis. Gas Natural has also entered into a long-term contract with a Norwegian company for the supply of piped gas from the North Sea fields of Troll via Belgium and France through the Lacq-Calahorra pipeline. This contract expires in 2030.

Gas Natural has also entered into long-term contracts to acquire LNG from Nigeria, Trinidad and Tobago and the Middle East.

Gas Natural owns, through a 100% interest in SAGANE, a 72.6% interest in Europe-Maghreb Pipeline Ltd. (EMPL), which owns the exclusive right to operate the section of the Maghreb-Europe gas pipeline in Morocco and the section under the Straits of Gibraltar connecting the Algerian gas wells in Hassi R’Mel with the Spanish and European transmission systems. Transgas, which is a Portuguese gas distributor that uses part of the capacity of the Maghreb-Europe pipeline, holds the remaining 27.4% of EMPL.

Pursuant to Royal Decree Law 6/2000, 25% of the natural gas supplied by Sonatrach was allocated for a period of three years (2001-2003) to natural gas commercializers for resale to consumers in the liberalized market. The remaining 75% was allocated to Enagas for its supply to distributors that resell natural gas to consumers at regulated tariffs. After this three-year period, the contract has been assigned on a preferential basis to Enagas, which supplies this natural gas first to consumers at regulated tariffs and sells any remainder in the open market. See Section 2.3.1.3 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas System.”

In connection with the Sonatrach natural gas purchase contract, EMPL committed to construct, finance and operate the Maghreb-Europe pipeline, which extends 540 km in Morocco and 45 km under the Straits of Gibraltar to connect with the Spanish natural gas pipeline system. The 48-inch pipeline with an initial capacity of nine billion cubic meters per year was completed in 1996. Since January 1, 2005, the capacity of this pipeline has been increased to approximately 11.7 billion cubic meters per year. This pipeline constitutes a significant element in Repsol YPF’s natural gas supply strategy, because it secures a significant supply of gas at reduced transportation costs. At the European level, the pipeline represents an element of strategic importance, because it will help to strengthen the diversification of energy supplies for the entire continent. The Maghreb-Europe pipeline has allowed for a substantial increase in deliveries from Algeria. However, the increase in importance of Algeria as a supplier country is expected to be reduced over time as a result of Repsol YPF’s international supply diversification policy.

Puerto Rico

In October 2003, Gas Natural purchased Enron’s assets in EcoEléctrica. These assets, which were valued at US$179 million, include 47.5% of EcoEléctrica and 50% of the voting rights in this company, exclusive natural gas supply rights to the plant as well as a fuels operating and management agreement. This plant has a 540MW combined-cycle generation plant and a regasification plant with a regasification capacity of 160,000 cubic meters per hour.

Repsol YPF believes that this acquisition represents an important step towards the development of trading operations in the Atlantic basin and is expected to provide Gas Natural with an important competitive advantage to carry out the supply of natural gas in Puerto Rico jointly with Repsol YPF, with which it already has an agreement.

Italy

In January 2004, Gas Natural purchased Grupo Brancato, which is the first private operator of gas on the island of Sicily. This transaction marks the entrance of Gas Natural to the gas distribution market in Italy.

Grupo Brancato consists of three distributors, one marketing company and two service companies, which have a presence in 73 Sicilian municipalities and three municipalities in the Abruzzo region. These companies have 93,000 customers.

In August 2004, Gas Natural signed a purchase agreement for Grupo Smedigas, which consists of one distributor and one marketer of natural gas that operate on the island of Sicily. Grupo Smedigas distributes natural gas in 24 municipalities in Sicily and has 54,000 clients.

In September 2004, Gas Natural purchased Grupo Nettis, which consists of six distributors, marketers and service companies that operate in the natural gas sector. Grupo Nettis operates in 24 municipalities in the regions of the La Puglia, Calabria and Sicily and has 91,000 clients.

2.2.4.2	Electricity

Spain. Repsol YPF has a total installed capacity in cogeneration plants of 595 MW:

•	In 2003, Repsol YPF acquired Iberdrola’s 50% stake in PIESA and now holds 100% of PIESA. This company owns three co-generation facilities in Tarragona, La Coruña and Gajano (Santander) with a total capacity of 175 MW.

•	Another co-generation facility, with 90 MW of capacity, started operations at the petrochemical facilities in Tarragona.

•	330 MW already in existence at the refineries and petrochemical centers of Repsol YPF in Spain.

Repsol YPF also participates in three combined cycle power stations with an aggregate installed capacity of 1,600 MW:

•	Bahía de Bizkaia Electricidad, S.L. (BBE), where Repsol YPF has a 25% stake, is an 800 MW combined cycle plant (CCGT) in the port of Bilbao. Adjacent to this power plant is a regasification facility, Bahía de Bizkaia Gas, S.L. (BBG), in which Repsol YPF also participates with a 25% interest.

•	San Roque and Sant Adriá del Besós, are two 400 MW combined cycle plants (CCGT), located in Cádiz and Barcelona.

In April 2003, Repsol YPF and BP entered into an agreement for the sale of a 1,200 MW combined cycle power plant to Gas Natural. Repsol YPF and Gas Natural simultaneously entered into an agreement for the supply of 1.6 billion cubic meters of gas per year over a period of 20 years. Construction of this plant began in 2003 and commercial operations are expected to start by the beginning of 2006 and require an estimated total investment of €600 million.

In addition, Repsol YPF, through its affiliate Gas Natural, is developing new combined cycle power projects in Spain with the objective of reaching 4,800 MW of installed capacity. In La Rioja, one of the 400 MW units of the Arrubal combined cycle power plant started operating in January 2005, and a second unit of 400 MW started operating in March 2005. Also, the construction of the 800 MW plant in Plana del Vent (Tarragona) is expected to start in the near future.

In 2004, Gas Natural acquired Banco Sabadell’s participation in wind farms, which represent an aggregate installed capacity of 138 MW (net capacity of 51 MW attributable to Gas Natural).

In April 2005, Gas Natural acquired DERSA, which is a company that also holds participations in wind farms in Spain with total installed capacity of 470 MW (net capacity of 228 MW attributable to Gas Natural) and 1,228 MW in new projects (net capacity of 1,051 MW attributable to Gas Natural).

Argentina-Generation. Repsol YPF participates in four power stations with an aggregate installed capacity of 1,685 MW:

•	A 45% stake in Central Térmica Tucumán (410 MW combined cycle),

•	A 45% stake in Central Térmica San Miguel de Tucumán (370 MW combined cycle),

•	A 50% stake in Filo Morado (63 MW), and

•	A 40% stake in Central Dock Sud (775 MW combined cycle and 67 MW gas turbines).

In 2004, these plants generated approximately 9,409 GWh in the aggregate.

Repsol YPF also operates power plants, which are supplied with natural gas produced by Repsol YPF, that produce power for use by Repsol YPF in other business units:

•	Los Perales power plant (74 MW), which is located in the Los Perales natural gas field,

•	Chihuido de la Sierra Negra power plant (40 MW), and

•	The power plant located at the Plaza Huincul refinery (40 MW).

2.2.5	Environmental Matters

Repsol YPF’s operations are subject to environmental protection laws and regulations of the European Union, Spain and its autonomous communities, Argentina and other countries in which Repsol YPF’s operations are located. These laws and regulations, which tend to become more stringent over time, address the general impact of industrial operations on the environment, including emissions into the air and water, the disposal or remediation of soil or water contaminated with hazardous or toxic waste, fuel specifications to address air emissions and the effect of the environment on health and safety. We have made and will continue to make expenditures to comply with these laws and regulations. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could in the future require additional expenditures by Repsol YPF for the installation and operation of systems and equipment for remedial measures and could affect Repsol YPF’s operations generally. In addition, violations of these laws and regulations may result in the imposition of administrative or criminal fines or penalties or may lead to personal injury claims or other tort liabilities.

Environmental factors are an important consideration in the planning, designing and operating of all Repsol YPF’s facilities. To ensure that Repsol YPF complies with all pertinent environmental principles, Repsol YPF created an Environmental Management System (EMS) in 1996. An Environmental Committee, which is formed by top management representatives from the operating areas, the Corporate Director for Resources and other Corporate Directors, formulates Repsol YPF’s environmental policy and coordinates its implementation among the operating areas. Under the EMS, the operating units must obtain an ISO 14001 Certification for their environmental management systems. At December 31, 2004, nine refineries, eight chemical plants, 19 Exploration and Production operations, geophysical operations in Argentina, 19 logistic terminals, 15 lubricants, asphalts and specialties factories and their corresponding distribution system, 22 marine supply facilities, 121 service stations, 11 LPG factories and two underground gas storage facilities covering almost all major industrial sites of Repsol YPF, were ISO 14001 certified.

Each of Repsol YPF’s operating units conduct significant programs to ensure that their operations are carried out in an environmentally acceptable manner. In 2004, 2003 and 2002, Repsol YPF spent €100.9 million, €79.2 million and €74.8 million, respectively, on environmental programs that included improving effluent treatment equipment, increasing the capacity and efficiency of sulphur recovery units at Repsol YPF’s refineries, energy saving and efficiency, reducing air emissions of pollutants from processing units, increasing the injection of produced water in upstream operations and reducing the release of volatile organic compounds during the storage and delivery of gasoline for motor vehicles from terminals to service stations. Because many environmental costs are inextricably intertwined with general operating costs at our facilities, some of our environmental and cost estimates are developed using the American Petroleum Institute guidelines with adjustments made to account for the characteristics and technical criteria of Repsol YPF.

Some of the most relevant issues that could affect Repsol YPF’s operations in the future relate to climate change, environmental quality of products, the Integrated Pollution Prevention and Control IPPC European Directive 96/61/EC, Royal Decree 430/2004 on limiting atmospheric emissions from Large Combustion Plants and Royal Decree 9/2005 on activities that are potentially soil-polluting .

Regarding climate change issues, the Repsol YPF facilities affected by the European GHG Emission Trading Directive (2003/87/CE) are for the most part located in Spain, and, to a lesser extent, in Portugal. The Spanish National Allocation Plan was approved by the European Commission on December 27, 2004, and the final individual assignations for each facility were approved by Royal Decree 60/2005 of January 21, 2005. The Portuguese National Allocation Plan was approved by the European Commission on October 24, 2004. The total assignation for Repsol YPF for the 2005-2007 period is 35.15 million tonnes of CO2.

Repsol YPF is developing a plan to address the requirements of the Kyoto Protocol and the Directive. The main elements of this plan are the following:

•	actively promote the identification and pursuit of opportunities to reduce emissions within the group. To that effect, Repsol YPF takes into account the cost of carbon in its business decisions;

•	intensify the execution of internal projects for credit-generating by the Clean Development Mechanisms that help the company meet its obligations. Repsol YPF collaborates with competent authorities from the countries in which it operates, in particular the Spanish Office for Climate Change (OECC) and the Argentina Clean Development Mechanisma Office (OAMDL);

•	elaboration of inventories and future projections. During 2004, Repsol YPF’s operations worldwide emitted 21.48 million tonnes of CO2 equivalent.

In 2004, Repsol YPF continued to make investments in order to comply with the new specifications for gasoline and gas oil that resulted from Directive 2003/17/CE (which came into force in Spain on December 15, 2003 pursuant to Royal Decree 1700/2003) and Directive 2003/30/CE regarding the use of biofuels and other renewable fuels for transportation in Spain and Resolution Secretary of Energy (SE) 398/2003 in Argentina. Repsol YPF invested €230 million in 2004 to improve and construct new units in its refineries in order to comply with fuel specifications and expects to make additional investments in its industrial plants in Spain and Argentina in the following years.

As for the 96/61/CE IPPC (Integrated Pollution Prevention and Control) Directive, the draft of the Regulations for Law 16/2002 has not yet been finalized. The facilities affected by this law will have to obtain the Comprehensive Environmental Authorization in 2007. Additionally, and in connection with this Directive, certain Spanish Autonomous Communities have developed their own law, which extends the applicability of the Directive to other facilities, including service stations. Repsol YPF also intends to take any actions in the industrial sites covered or affected by the Directive. While we cannot at this time estimate the total costs Repsol YPF will incur to comply with the IPPC Directive, the actions required to be taken are extensive and additional expenditures may be required.

The directive on Large Combustion Plants (LCPD), which regulates SO2, NOx and particles emitted by plants with thermal capacity equal or superior to a 50MW and prescribes conditions for control of oil refinery emissions, went into force in Spain in early 2004 (RD 430/2004). Spain must adopt a national emission reduction plan to ensure that facilities comply with this requirements.

Royal Decree 9/2005 regarding activities capable of polluting the soil was approved in January 2005. In the first stage, all locations in Spain, where any of the activities listed on Exhibit I to the Royal Decree are carried out, will have to draw up a preliminary report on their respective characteristics and historical data within a period not to exceed two years. The second stage, soil investigations and evaluations may be required.

United States. Laws and regulations relating to health and environmental quality in the United States affect nearly all of YPF Holdings (a subsidiary of YPF), operations in the United States. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for violations of such standards and impose, in certain circumstances, remedial obligations.

YPF Holdings believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions, Inc. (“Tierra”), which are two subsidiaries of YPF Holdings, have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”). YPF Holdings cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings for the installation and operation of systems and equipment for remedial measures and other items. Also, certain laws allow governmental authorities to recover natural resource damages from responsible parties and order the implementation of interim remedies to abate an imminent and substantial endangerment of the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In connection with the sale of Chemicals to a subsidiary of Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business and activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs. Maxus’ aggregate exposure for this cost sharing is limited to US$75 million. Henkel Corporation was assigned certain of Chemicals’ and Occidental’s rights and obligations under such indemnity. The total amount expended by Repsol YPF under this cost sharing arrangement was approximately US$69.6 million (€51.4 million) as of December 31, 2004. The remaining portion of this cost sharing arrangement has been reserved.

Tierra has agreed to assume essentially all of Maxus’ aforesaid indemnity obligations to Occidental in respect of Chemicals.

At December 31, 2004, reserves for the environmental contingencies related to the liabilities assumed in connection with the sale of Chemicals totaled approximately US$98.3 million (€72.6 million). YPF Holdings believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in changes, including additions, to such reserves in the future.

See Section 6.2 “Financial Information—Legal Proceedings” for a discussion relating to certain legal proceedings and regulatory developments in respect of certain plant sites of Repsol YPF and its affiliates and third party sites.

2.2.6	Insurance

In line with industry practice, Repsol YPF insures its assets and activities worldwide. Among the risks insured are damage to property, consequential interruptions in its business and civil liability to third parties arising out of Repsol YPF’s operations. Repsol YPF’s insurance policies also include indemnification limits and deductibles. Repsol YPF considers its level of insurance coverage to be, in general, appropriate for the risks inherent in its business.

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

The Law seeks to provide integrated regulations for the vertically integrated oil industry, which includes research and exploitation of deposits, refining, transport, storage and distribution of crude oil or derivative products, through the acquisition, production, transport, distribution and sale of gas fuels through pipelines.

Law 34/1998 establishes the criteria for allocating powers among the Spanish government and the central and regional administrations. It is based on the idea that the hydrocarbons market is unique and global, and makes one Central and Regional Administration participants in the most general aspects of planning and ordering the sector.

The National Energy Commission is the public agency attached to the Ministry of Industry, Tourism and Commerce that is in charge of ensuring effective competition, objectivity and transparency in the electricity and liquid and gaseous hydrocarbons markets and to the benefit of all market participants, including consumers.

It acts as a consultative body to the Central Administration and participates in the energy planning process and in the preparation of general rules that affect the energy markets. It also acts as an arbitration panel in conflicts that arise among participants in the hydrocarbon sector, in particular, conflicts regarding contracts that grant third parties access to the transportation and distribution networks.

Recent Royal Decree-Law 5/2005, of March 11, contains provisions relating to the energy markets. Among these provisions, the definitions of “main operator” and “dominant operator” should be noted. These definitions are important because they affect the limitations on the exercise of voting rights and the appointing of members of the administrative body in more than one main operator in the fuel production and distribution, liquid petroleum gas production and supply and natural gas production and supply markets, which were established in Royal Decree-Law 6/2000. In this context, main operator is understood to mean the companies that hold the five highest shares of the market in question.

The limitations established in Royal Decree-Law 6/2000 are the following:

•	Individuals or legal entities that, directly or indirectly, have an interest of more than 3% in the capital stock or voting rights of two or more main operators in the same market may not exercise the voting rights corresponding to an interest in excess of 3% in more than one of such companies.

•	No individual or legal entity may appoint, either directly or indirectly, members of the administrative body of more than one main operator in the same market.

•	A main operator may not exercise the voting rights corresponding to an interest in excess of 3% in the capital stock of another main operator in the same market, nor appoint members of its administrative body.

These prohibitions do not apply to parent companies that are main operators vis-à-vis their subsidiaries that are also main operators, provided that the structure is imposed by law or is the consequence of a redistribution of securities or assets between companies belonging to the same group.

The National Energy Commission, as the regulatory agency for the energy market, may authorize the exercise of the voting rights corresponding to the excess interest or the appointment of members of the administrative body, provided that such authorization does not promote the exchange of strategic information between two or more main operators in the same market.

Law 55/1999 contains special provisions with respect to the so-called “golden energy share”. Law 55/1999 establishes that shareholdings of at least 3% of the capital stock of energy companies such as Repsol YPF by government entities or other entities that are majority owned or controlled by government entities must be notified to the Administration. The Council of Ministers has two months from such notification to decide whether to allow the exercise of the rights corresponding to those shares or subject the exercise of such rights to certain conditions pursuant to, among other things, the principles of objectivity, transparency, equilibrium and proper operation of the energy markets and systems. Until the Council of Ministers makes its decision, either through silence or an express resolution, the entities in question may not exercise the voting rights corresponding to their shareholdings.

2.3.1.1	Exploration, Research and Exploitation of Hydrocarbons

Hydrocarbon deposits and underground storages existing on Spanish territory and in the territorial marine subsoil and ocean bottoms which are under Spanish sovereignty are considered public properties.

All foreign and domestic persons may conduct exploration, research and exploitation activities in the hydrocarbon sector so long as any such person obtains the required authorizations, permits and/or concessions, which will be granted only to those persons possessing the requisite technical and financial resources to perform such activities. Law 34/1998, and the rules and regulations promulgated thereunder, require the process of granting authorizations, permits and concessions to be objective, transparent and nondiscriminatory.

The underground storage facility regime and which entities can and/or will perform the role of the “operators” are regulated by Law 34/1998.

2.3.1.2	Oil and Petroleum Derivatives

Crude oil refining activities and the transportation, storage, distribution and sale of petroleum derivatives (including LPG) are liberalized, although the construction and use of the facilities at which such activities are carried out are subject to prior governmental authorization.

Petroleum derivative prices are liberalized, with the exception of LPG, which is subject, in most cases, to price caps.

2.3.1.2.1	Liquid Hydrocarbons

The construction and operation of refining facilities, as well as the construction and operation of petroleum product transportation and storage facilities that provide services to wholesale operators, are subject to prior authorization. The granting of such authorization requires that the facility meet (i) the relevant technical and safety requirements (ii) the relevant conditions relating to environmental protection and (iii) the relevant zoning requirements of the locality.

Wholesale operators that are not owned by refining companies or companies majority-owned by refining companies are subject to prior governmental authorization. The authorizations are granted only to those operators possessing the requisite legal, technical and financial resources to perform such activities and guarantee certain minimum safety stocks.

Retail distributors’ activities are liberalized, although the construction and use of the facilities at which such operations are conducted are subject to prior governmental authorization.

Exclusive supply agreements entered into by wholesale operators and owners of vehicle supply facilities may be agreed on a firm sales or commission basis.

Third parties may freely access transportation and storage facilities, such as the facilities of Compañía Logística de Hidrocarburos S.A. (“CLH”), on conditions agreed on an objective, transparent and nondiscriminatory basis. The Spanish government has the discretion to establish access tolls for mainland territories and for those areas of the Spanish territory where alternative transport or storage facilities do not exist or are insufficient. As of the date of this annual report, the Spanish government has not exercised this discretion.

CLH Property. Pursuant to Royal Decree Law 6/2000, no person may hold, directly or indirectly, ownership of more than 25 percent of the capital stock of CLH Royal Decree Law 6/2000 further provides that the aggregate direct or indirect ownership interest in CLH of entities with refining capacity in Spain may not exceed 45 per cent of CLH’s capital (See Section 2.2.2.2. “Information on Repsol YPF––Operations––Refining and

Marketing––Transport of Crude Oil and Distribution of Petroleum Products”). The political and voting rights of stock held in excess of 25 percent interest are suspended. In 2002 and 2003, Repsol YPF and other entities with refining capacity in Spain sold part of their interest in CLH, and Repsol YPF’s ownership interest in CLH no longer exceeds the 25 percent limit. The impact on the Group’s 2002 operating income resulting from the reduction of Repsol YPF’s ownership in CLH amounted to €173 million.

Technical Specifications of Biofuels. Royal Decree 1700/2003, effective as of December 25, 2003, established the specifications for gasoline, gas-oil, fuel-oil and liquid petroleum gas and the use of biocarbons through the transposition of two EC Directives into Spanish law.

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

Service Stations. Royal Decree-Law 6/2000 established that wholesale operators of petroleum products in Spain, whose distribution network consists of more than 30% of the service stations in Spain, may not increase the number of their service stations until June 25, 2005.

In accordance with Royal Decree 6/2000, of June 23, 2000, Repsol YPF cannot increase, for a period of five years, the number of retail sales points that it held in Spain at the time of the Decree, which was 3,741. In response to this limitation on the total number of sales points, Repsol YPF has implemented a strategy by which those service stations which are less profitable and have lower sales volumes are progressively replaced with more profitable ones. As can be seen from the table below, the decrease in the number of service stations has not had an adverse effect on the volumes sold by the Group:

	2004	2003	2002
No. of service stations (Spain)	3,616	3,611	3,653
Sales (in thousands of cubic meters)	12,730	12,389	11,978

Repsol YPF did not have to record any impairment as a result of this limitation.

In addition, the Royal Decree provided that large commercial establishments, such as shopping complexes, constructed after June 25, 2000 that are classified as “large commercial centers” under Spanish law, must include at least one facility for supply of petroleum products for vehicles. These facilities may not enter into preferential exclusive supply contracts with a single wholesale operator of petroleum products, such as Repsol YPF.

2.3.1.2.2	Liquid Petroleum Gas

Wholesale operators of LPG must apply for a permit to operate, which will be granted only to those entities (i) that possess the requisite legal, technical and financial resources to perform such operations, (ii) guarantee certain minimum safety stocks, (iii) whose storage and bottling facilities meet the relevant safety and technical conditions and (iv) that provide technical assistance services to end users and retail distributors.

Retail distributors of bulk LPG must also apply for a permit to operate, which will be granted only to those entities (i) that possess the requisite legal, technical and financial resources to perform such operations and (ii) whose storage facilities meet the relevant safety and technical conditions. Such permits are not required for entities wishing to supply bulk LPG to vehicles from fixed retail distribution facilities of petroleum products.

Retail distributors of bottled LPG do not require a permit to operate, although the storage and retail sale facilities at which such operations are conducted must meet certain safety and technical conditions. Further, retail distributors are required to provide their customers with technical assistance services. Retail distributors can provide such services either themselves or through a wholesale operator.

Law 34/1998 prohibits exclusive supply agreements between operators and retail distributors of bottled LPG, except agreements between operators and agents that form part of their distribution network. However, to qualify for this exemption, the networks must guarantee home delivery of bottled LPG.

To the extent that the competitive conditions of the bottled and pipelined LPG distribution market are deemed inadequate, the Spanish government may establish maximum prices for sales to the public through a formula determined by a regulation. It is not expected that deregulation of LPG prices will occur so long as Repsol Butano continues to have a significant market share. Since 1998, the prices of bulk LPG and LPG sold in bottles smaller than eight kilograms have been liberalized.

Bottled LPG prices in containers with a capacity of eight kilograms or more have been subject to a system of price controls since November 1993. In October 2000, the method for determining bottled LPG maximum prices was changed. However, this change did not have any effect on the Group’s operations, assets or future cash flows, and no impairment resulted from such change.

Currently, the maximum pre-tax retail price for LPG bottled in containers with a capacity of eight kilograms or more is determined in April and October of each year using the formula contained in Order ECO/640/2002, of March 22, which determination takes into account average international prices over the 12 prior months plus mark-up costs. The Order fixed the maximum mark-up costs at 0.317624 euro per kilogram and authorized the Ministry of the Economy to update the maximum annually in light of foreseeable changes in the sector’s costs and productivity.

Likewise, the supply of LPG through pipelines to end users and the supply of bulk LPG to LPG distribution companies through pipelines is subject to maximum prices established by the Spanish government pursuant to a Ministerial Order of November 5, 1993. The maximum prices are set each month based on a formula that takes into account the cost of raw materials and freight in international markets in the month prior to the respective month of application and mark-up costs. The amount of the current mark-up costs was fixed by a Ministerial Order of November 16, 1998 at 0.2854 euro per kilogram and has not changed since then.

2.3.1.2.3	Supply Guaranty

Law 34/1998 established the right of all consumers to a supply of petroleum derivatives in the national territory under certain conditions. The Law has been further developed in 2004 through Royal Decree 1716/2004.

Pursuant to Royal Decree 1716/2004, operators authorized to engage in wholesale distribution of petroleum products must at all times maintain minimum safety stocks equal to 90 days of their annual sales volume on the national market (excluding sales to other wholesale distributors). The same obligation applies to (i) retail distributors with regard to their annual sales volume on the national market not supplied by wholesale operators; and (ii) consumers of petroleum fuels with regard to their annual consumption not supplied by either wholesale operators or retail distributors.

The minimum safety stocks include strategic reserves with a volume equal to half the minimum safety stocks of petroleum products, excluding LPG.

In the LPG sector, wholesale operators must at all times maintain minimum safety stocks equal to 20 days of their annual sales volume on the national market (excluding sales to other wholesale operators). The same obligation applies to (i) retail distributors of bulk LPG and retail marketers of bottled LPG with regard to their annual sales volume on the national market not supplied by wholesale operators; and (ii) LPG consumers with regard to their annual consumption not supplied by wholesale operators, retail distributors of bulk LPG or retail marketers of bottled LPG.

The minimum safety stocks for LPG do not include strategic reserves.

Under legislation enacted in 1994, Corporación de Reservas Estratégicas (CORES), a Spanish government corporation was created. Its functions include, among others, the creation, maintenance and management of the strategic reserves and control over the minimum safety stocks of petroleum products, including LPG. Currently, its legal and operating regime is set forth in Royal Decree 1716/2004.

In the event of a petroleum product shortage, the Council of Ministers, among other measures, has the authority to subject the minimum safety stocks, including strategic reserves, to an intervention regime under the direct control of CORES.

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

Commercializers are companies that purchase natural gas from third party facilities to sell it to consumers or to other commercializers.

The system’s technical manager is the carrier that owns most of the basic natural gas network facilities. The technical manager is responsible for the technical management of the basic network and the secondary carrier network and guarantees the continuity and safety of the supply and appropriate coordination among access points, storage facilities, transportation and distribution. Enagas, S.A. performs the role of technical manager of the system. Royal Decree-Law 6/2000 provided that no entity may own, directly or indirectly, more than 35% of the capital stock of Enagas. In June 2002, Gas Natural sold 59.1% of Enagas in a secondary public offering. The impact on the Group’s operating income was a reduction of €23 million. See Section 3.5.4 “––Results of Operations by Business Segment—Gas and Electricity”. Pursuant to Law 62/2003, no entity may own, directly or indirectly, more than 5% of the capital stock of Enagas, S.A. The voting rights and rights to determine Enagas’ policy of stock held in excess of the 5% cap will be suspended.

Regasification, storage, transportation and distribution activities are regulated activities, whose economic and operational regime must be in accordance with Law 34/1998. Companies that perform these activities may not perform commercialization activities.

Commercialization activities are liberalized (and therefore the economic regime is determined by participants). Companies dedicated to natural gas commercialization may not have additional corporate objectives in the gas sector and may not perform regasification, storage, transport or distribution activities.

Natural gas may be purchased by: a) carriers for sale to other carriers or distributors; b) qualified consumers; and c) commercializers for sale to qualified consumers or other commercializers.

Entities authorized to buy natural gas have a right to access regasification, storage, transportation and distribution facilities under nondiscriminatory, transparent and objective conditions, subject to payment of a toll that is fixed by a regulation. Royal Decree-Law 5/2005, of March 11, provides for a potential exemption from the obligation to provide access to third parties to the natural gas system facilities to new transportation facilities and facilities that significantly increase the capacity of existing infrastructures. Such exemption would exclude the facility in question from the sector’s rate system.

Since January 1, 2003, all consumers, regardless of their level of consumption, are qualified consumers and may choose between buying natural gas from distributors in the regulated market or from commercializers in the liberalized market.

The construction, operation, modification and closing of basic network and carrier network facilities and gas distribution facilities require prior government authorizations, which are similar to the authorizations required for commercialization activities.

When Law 34/1998 took effect, all concessions relating to the supply of fuel gas through pipelines were cancelled and replaced by government authorizations. As a result, concessions granted pursuant to the prior 1987 law were expressly cancelled.

New authorizations to build distribution facilities may not be granted to a natural gas distribution zone with an administrative authorization.

As of January 1, 2003, no company or group of companies acting in the natural gas sector can collectively provide natural gas for consumption in Spain in an amount in excess of 70% of domestic consumption. The Spanish government is authorized to modify that percentage based on changes in the sector and the sector’s business structure.

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

The maximum sales price for natural gas in the regulated market is based, among other factors, on:

•	The cost of raw materials, which is determined based on the average CIF purchase price of natural gas paid by carriers and includes costs incurred in placing the gas in the basic network.

•	The average of the applicable costs relating to regasification, transport, distribution and storage.

•	The applicable carriers’ costs incurred in supplying natural gas to distributors for sale in the regulated market.

•	The applicable distributors’ costs incurred in supplying natural gas.

The tolls and royalties for use of the regasification, storage, transportation and distribution facilities are fundamentally determined by:

•	Demand forecasts for natural gas for the year in which they are to be applied.

•	Compensation for regulated activities in the natural gas system.

•	Forecasts of usage of regasification, storage, transportation and distribution facilities.

Currently, the maximum sales price for natural gas in the regulated market, tolls and royalties related to third party access to natural gas facilities and compensation for regulated activities are contained in three Ministerial Orders effective as of January 20, 2004. Such Orders have been amended by Ministerial Orders effective as of January 28, 2005.

Application of Gas from the Algeria Contract. Pursuant to Royal Decree-Law 6/2000, 25% of the natural gas supplied through the Maghreb-Europe gas pipeline in 2001, 2002 and 2003 under the contract with Sonatrach, the Algerian state oil company, was assigned to commercializer companies for sale in the liberalized market. The remaining 75% was assigned to Enagas, S.A. for sale to distributors for subsequent sale in the regulated market.

Starting on January 1, 2004, the natural gas supplied pursuant to the contract with Sonatrach is applied preferentially to the regulated market.

Supply Guaranty. All consumers living in a geographic area that corresponds to the scope of any particular authorization have the right to receive gas fuels supplied through pipelines under the conditions established in Law 34/1998.

In order to ensure supply, Law 34/1998 established the obligation of maintaining minimum safety stocks for specified carriers, distributors and qualified consumers who make use of the right of access to natural gas facilities and are not supplied by an authorized merchant. Such obligations have been developed by Royal Decree 1716/2004. Pursuant to the Royal Decree, carriers that introduce natural gas into the system, and marketers and consumers that make use of the access right, must maintain minimum safety stocks equal to 35 days of their firm sales volume or annual consumption.

In addition, carriers and marketers that introduce natural gas into the system must diversify their supplies so that the volume of the supplies coming from the main supplier country for the Spanish gas market is less than 60% of their supplies. The same obligation applies to consumers that purchase natural gas directly in the main supplier country for the Spanish gas market in annual quantities over 10 GWh.

CORES is responsible for ensuring compliance with the obligations to maintain minimum safety stocks and diversify supplies.

2.3.1.4	Antitrust

European Union Regulation 2790/1999 governing vertical restraints on competition came into force on January 1, 2000 and will be applicable until May 31, 2010. Regulation 2790/1999 increases restrictions imposed on exclusivity agreements between, among others, petroleum product suppliers and petroleum product distributors operating in European Union markets.

Prior to the effectiveness of Regulation 2790/1999, exclusive supply agreements between suppliers and independently owned service stations that operated as resellers in the market benefited from a block exemption from Section 81.1 of the European Community Constitutive Treaty, which forbids anticompetitive agreements. This exemption was applicable as long as the exclusivity arrangements did not contain certain “hard core” restrictions, such as resale price maintenance obligations, and did not exceed a period of 10 years, except if the reseller operated from premises leased by the supplier. In this case, an exclusivity agreement could extend for up to the period of the underlying lease.

Repsol YPF’s exclusive supply agreements with independent retailers did not formally fall within the block exemption regulation because the majority of the independent retailers operate as Repsol YPF’s agents and, therefore, are not deemed to be resellers. To obtain exemption for these contracts from Section 81.1, Repsol YPF relied on “ad hoc” “comfort letters” issued by the Competition Directorate General of the European Commission after an examination of the existing contracts and the relevant market. Repsol YPF also relied on the application by analogy of the existing block exemption to Repsol YPF’s contracts.

Regulation 2790/1999 deprives suppliers, such as Repsol YPF, of the protection of the block exemption in the following cases:

•	in any market where the supplier’s market share exceeds 30% (i.e., Spain in Repsol YPF’s case)

•	in the case of any exclusivity contract that lasts more than five years, except where the distributor operates from premises owned by the supplier or premises owned by the supplier and leased to third parties independent from the supplier.

Regulation 2790/1999 allowed exclusivity arrangements in place at May 31, 2000 to continue to be exempt from the new requirements until December 31, 2001. The interpretative guidelines issued by the European Commission in October 2000 confirmed the validity of the contracts that by December 31, 2000 had a remaining term of no more than five years.

Although Repsol YPF’s exclusivity agreements continue to be valid under the new regulations, Repsol YPF initiated informal contacts with the Competition Directorate General of the European Commission. Additionally, to better comply with the new regulations, the duration of Repsol YPF’s new contracts is limited to five years. With respect to the old contracts that by December 31, 2000 exceeded the five-year time limit, Repsol YPF has informed its distributors of its decision to terminate these contracts before the end of such period (whenever these old contracts reach five years in duration) and to ask for a proportional reimbursement of the investments made by the supplier.

Finally, in order to obtain the maximum assurance under European Community laws on December 20, 2001, all distribution contracts between Repsol YPF and service stations were presented to the EU Commission to be cleared either by a declaration of compatibility with the Treaty of Rome or by their individual exemption pursuant to Section 81.3 of the Treaty. The Commission has not made its final decision yet, but we believe that our compliance with all requests made by the Commission during its examination of these contacts will assist us in obtaining clearance. This view was supported by the publication on October 10, 2004 of the Official Journal of the European Union regarding the intention of the Commission to accept the commitments offered by Repsol and to issue a clearance decision after it has heard allegations from interested parties over a one month period.

On September 1, 1999, the Service for the Defense of Competition (“Servicio de Defensa de la Competencia”) began a preliminary inquiry into whether it should be permissible for suppliers to treat agents and resellers differently with respect to retail pricing agreements. Under Spanish law, suppliers may set retail prices to be charged to consumers by agents but may not determine the retail prices which resellers charge to consumers. If the Service for the Defense of Competition consider that differential pricing arrangements for resellers and agents are impermissible, and the Tribunal for the Defense of Competition (“Tribunal de la Competencia”) upholds that view the prohibition on determining retail pricing may be extended to Repsol YPF’s agreements with its distributors.

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

The Service for the Defense of Competition made an unfavorable assessment of the above mentioned issues, bringing an administrative proceeding before the Tribunal for the Defense of Competition, which ruled against Repsol YPF on the first issue, i.e., the agent/reseller controversy, but acquitted Repsol YPF of the other charge, i.e., the use of surface and usufruct rights as a means to avoid the time limit of five years. The Tribunal did not consider those contracts unlawful under competition rules. Due to the infringement arising from the first issue, a fine of €3 million was imposed. Repsol YPF has appealed to the administrative court whose ruling is still pending.

The Tribunal for the Defense of Competition ruled against Repsol Butano S.A., Repsol YPF’s subsidiary that sells bottled LPG, imposing a €1.5 million fine, as it considered illegal some restrictions imposed by Repsol

Butano on its distributors, such as after-contract non-competition clauses and prohibitions on the use of spare parts provided by other companies. Although this ruling has been appealed, Repsol Butano decided to modify its contracts to reflect the Tribunal for the Defense of Competition’s decision. The Service for the Defense of Competition issued a report supporting the granting of an individual authorization to this modified contract. Throughout this process, Repsol YPF continued to substitute new contracts for the old ones, which process was completed in 2003. Despite the favorable opinion by the Service, the Tribunal for the Defense of Competition has denied authorization to new contracts due to their exclusivity. Consequently, Repsol Butano, S.A. has made a petition to the Court of Justice seeking amendment of the decision, maintaining in the meantime the existing relations with the agents until such time that it obtains the corresponding judicial pronouncement. The company keeps in contact with both the Administration and agents’ associations. Since Repsol YPF made a commitment to the Defense of Competition Service that its contracts would have a duration of no more than three years, the contract that will replace the current one (signed in 2002 in most cases) has now been prepared. The terms of such contract have been reviewed by the agents’ associations and will be submitted to the competent authorities. Execution of the contract will begin in the near future.

The European Commission has launched an extensive investigation into several markets related to tire manufacturing services. Towards the end of 2002, General Química S.A., Repsol YPF’s subsidiary that produces rubber chemicals and rubber additives, was investigated, like many other companies in Europe and the United States, in the context of an anticartel investigation. Around the same time, Repsol YPF Lubricantes y Especialidades S.A., Repsol YPF’s subsidiary that produces, among other products, bitumen, was also investigated by the European Union in another anticartel investigation, together with other companies. On March 25, 2003, the European Commission visited several European producers under an investigation of the hydrogen peroxide, plastic softening agents, solvents and methacrylates markets. Repsol YPF was not among the companies that were investigated but has collaborated by providing the Commission, in December 2003 and September 2004, with answers to its questions related to the acrylates market.

The EU Commission has not yet confirmed whether either Repsol YPF or any of its affiliates will be subject to proceedings as a result of these investigations.

The European Commission has cleared some of Repsol YPF’s transactions involving mergers. For example, the European Commission cleared the acquisition from Shell of assets in Portugal related to fuels, lubricants and bitumen. Clearance was granted on 13 September 2004, because, although there was some overlap in both companies’ businesses, the view of the European Commission was that there is enough competition from other companies to keep the markets competitive. Also, the acquisition of the LPG facilities of Shell Portugal received separate clearance from the Commission on March 3, 2005, because the Commission viewed that this operation has increased competition in the market by making it easier for Repsol Butano to challenge Galp’s dominant position. Finally, the European Commission cleared the acquisition of Borealis’ petrochemical assets on 19 November 2004 in Portugal. The Commission granted clearance quickly, because its view was that the combination of both companies’ market shares does not pose any competition concerns and there is a sufficient number of other competitors.

2.3.2	Argentina

2.3.2.1	Overview

The Argentine oil and gas industry is regulated by Law No. 17,319, which is referred to as the Hydrocarbons Law, adopted in 1967. The executive branch of the Argentine government applies this law through the national Secretary of Energy. The regulatory framework of the Hydrocarbons Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petroliferos Fiscales Sociedad del Estado, YPF’s predecessor, would lead the oil and gas industry and operate under a different framework than private companies. In 1992, Law No. 24.145, referred to as the Privatization Law, privatized YPF and was designed to implement the transfer of ownership of reservoirs to the provinces, subject to the existing rights of holders of exploration permits and production concessions. However, because an amendment to the Hydrocarbons Law has not been enacted, the transfer of property to the provinces has not been implemented. In August 2003, executive Decree No. 546/03 transferred to the provinces the right to grant hydrocarbons exploitation and transportation concessions in certain locations designated as “transfer areas” and in other areas designated by the competent provincial authorities.

In October 1994, the national constitution was amended. Article 124 establishes that natural resources existing within any province’s territory are property of such province. Article 75 of the national constitution allows Congress to enact laws to develop mineral resources existing within the national territory. The governments of the provinces, in which the mineral and hydrocarbon reservoirs are located, will be responsible for carrying out these laws. Legislators have submitted to Congress new drafts of the Hydrocarbons Law. These drafts establish the provinces’ ownership of the hydrocarbon reservoirs in accordance with Article 124. This notwithstanding, the enactment of the reforms is still pending .

On January 6, 2002, the Argentine Congress enacted Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law, which represented a profound change in the economic model, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991 and had pegged the peso to the dollar on a one-to-one basis. In addition, Law No. 25,561 granted the executive branch of the Argentine government authority to enact all necessary regulations in order to overcome the economic crisis in which the country was then immersed.

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

Imposition of customs duties on the export of hydrocarbons with instructions to the executive branch of the Argentine government to set the applicable rate thereof. Executive Decrees No. 310/2002 and No. 809/2002 (as amended by resolutions 335/04, 336/04 and 337/04 issued by the Ministry of Economy and Production) imposed certain customs duties on crude oil, LPG, gasoline, diesel and certain refined products exports. On May 26, 2004, through the issuance of Decree No. 645/04, an export duty on the export of natural gas and LNG was established at a rate of 20%. Moreover, on August 4, 2004, the Ministry of Economy and Production issued resolution 532/04 establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. See Section 2.3.2.8 “Information on Repsol YPF—Regulation of the Petroleum Industry––Argentina––Taxation”.

In October 2004, the Argentine Congress enacted law No. 25.943 creating a new state-owned energy company Energía Argentina Sociedad Anónima (ENARSA). The corporate purpose of ENARSA is the exploration and exploitation of solid, liquid and gaseous hydrocarbons, the transport, storage, distribution, commercialization and industrialization of these products, as well as the transportation and distribution of gas and the generation, transportation, distribution and commercialization of electricity. Moreover, law 25.943 granted ENARSA exploration permits over all the national off shore areas not covered by exploration permits or exploitation concessions at the time of the enactment of the law.

2.3.2.2	Exploration and Production

The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the executive branch to establish a national policy for development of Argentina’s hydrocarbon reserves and has the principal purpose of satisfying domestic demand.

The Hydrocarbons Law permits surface reconnaissance of territory not covered by exploration permits or production concessions upon authorization by the Secretary of Energy and with permission of the private property owner. Information gained as a result of surface reconnaissance must be provided to the Secretary of Energy. The Secretary of Energy may not disclose this information for two years without permission of the party who conducted the reconnaissance, except in connection with the grant of exploration permits or production concessions.

Under the Hydrocarbons Law, the executive branch may grant exploration permits after submission of competitive bids. Permits granted to third parties in connection with the deregulation and demonopolization process were granted in accordance with procedures specified in the Oil Deregulation Decrees, and permits covering areas in which YPF was operating at the date of the Privatization Law were granted to YPF by such law. In 1991, the executive branch established a program under the Hydrocarbons Law (known as the Argentina Plan) pursuant to which exploration permits may be auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unproved areas not to exceed 10,000 square km (15,000 km2 offshore) and may have a term of up to 14 years (17 years for offshore exploration). The 14-year term is divided into three basic terms and one extension term. At the expiration of each of the first two basic terms, the acreage covered by the permit is reduced, at a minimum, to 50% of the remaining acreage covered by the permit. At the expiration of the three basic terms, the permit holder is required to revert all of the remaining acreage to the Argentine government, unless the holder requests an extension term, in which case such grant is limited to 50% of the remaining acreage.

If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder may obtain an exclusive concession for the production and development of this oil and gas. A production concession gives the holder the exclusive right to produce oil and gas from the area covered by the concession for a term of 25 years (plus, in certain cases, a part of the unexpired portion of the underlying exploration permit). The term may be extended for an additional 10 years by application to the executive branch. A production concession also confers on the holder the right to conduct all activities necessary or appropriate for the production of oil and gas, provided that such activities do not interfere with the activities of other holders of exploration permits and production concessions. A production concession entitles the holder to obtain a transportation concession for the oil and gas produced. See Section 2.3.2.5 “Information on Repsol YPF—Regulation of the Petroleum Industry––Argentina––Transportation”.

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

Exploration permits and production or transportation concessions will terminate upon any of the following events:

•	failure to pay annual surface taxes within three months of the due date;

•	failure to pay royalties within three months of the due date;

•	substantial and unjustifiable failure to comply with specified production, conservation, investment, work or other obligations;

•	repeated failure to provide information to or facilitate inspection by authorities or to utilize adequate technology in operations;

•	in the case of exploration permits, failure to apply for a production concession within 30 days of determining the existence of commercially exploitable quantities of hydrocarbons;

•	bankruptcy of the permit or concession holder;

•	death or end of legal existence of the permit or concession holder; or

•	failure to transport hydrocarbons for third parties on a non-discriminatory basis or repeated violation of the authorized tariffs for such transportation.

When a production concession expires or terminates, all oil and gas wells, operating and maintenance equipment and facilities automatically revert to the Argentine government, without payment to the holder of the concession.

The Privatization Law granted YPF 24 exploration permits covering approximately 132,735 km2 and 50 production concessions covering approximately 32,560 km2. The Hydrocarbons Law limits the number and total area of exploration permits or production concessions that may be held by any one entity. YPF was exempted from such limit with regard to the exploration permits and production concessions awarded to it by Law 24,145. The National Directorate of Economy of Hydrocarbons (“Dirección Nacional de Economía de los Hidrocarburos”), applying a restrictive interpretation of Section 25 and 34 of Law 17,319, has objected to the award of new exploration permits and production concessions in which YPF has a 100% interest. If such limit is applied in the future, it may affect YPF’s ability to acquire 100% of new exploration permits and/or exploitation concessions. As a consequence of the transfer of ownership of certain hydrocarbons areas to the provinces in accordance with Decree No. 1055/89 and Law 24,145, YPF participates in competitive bidding rounds organized since 2000 by the provincial government of Neuquén for the award of contracts for the exploration of hydrocarbons.

2.3.2.3	Security Zones Legislation

Argentine law restricts the ability of non-Argentine companies to own real estate, oil concessions or mineral rights located within, or with respect to areas defined as, security zones (principally border areas). Prior approval of the Argentine government may be required:

•	for non-Argentine shareholders to acquire control of YPF, or

•	if and when the majority of the shares of YPF belong to non-Argentine shareholders, for any additional acquisition of real estate, mineral rights, oil or other Argentine government concessions located within, or with respect to, security zones. Because approval of Class A shares is required for a change in control of YPF under its by-laws, and approval of the executive branch or provincial governments is required for the grant or transfer of oil concessions, Repsol YPF believes that possible additional requirements under the security zone legislation will not have a significant impact on its operations.

2.3.2.4	Natural Gas

In June 1992, Law No. 24,076, referred to as the Natural Gas Law, was passed providing for the privatization of Gas del Estado and the deregulation of the price of natural gas. To effect the privatization of Gas del Estado, the five main trunk lines of the gas transmission system were divided into two systems principally on a geographical basis (the northern and the southern trunk pipeline systems). This is designed to give both systems access to gas sources and to the main centers of demand in and around Buenos Aires. These systems were transferred to two new transportation companies. The Gas del Estado distribution system was divided into eight regional distribution companies, including two distribution companies serving the greater Buenos Aires area. Shares of each of the transportation and distribution companies were sold to consortiums of private bidders. Likewise, in 1997, a distribution license for the Provinces of Chaco, Formosa, Entre Ríos, Corrientes and Misiones was granted to private bidders.

The regulatory structure for the natural gas industry creates an open-access system, under which gas producers such as YPF will have open access to future available capacity on transmission and distribution systems on a non-discriminatory basis.

New cross-border gas pipelines have been built to interconnect Argentina, Chile, Brazil and Uruguay, and producers such as YPF are currently exporting natural gas to the Chilean and Brazilian markets. Exports of natural gas require prior approval by the Secretary of Energy. In 2001, Resolution No. 131/01 was passed by the Secretary of Energy to expedite the issuance of authorizations for natural gas exports (suspended by Resolution No. 265/04 issued by the Secretary of Energy in March 2004). Decree No. 689/02 established an exception to the public emergency laws and regulations and provides that the prices of long-term natural gas sale agreements executed before the enactment of the Decree and denominated in US dollars will not be converted into pesos (Ps.1 = US$1) when the natural gas is exported to third countries.

In January 2004, executive decree No. 181/04 authorized the Secretary of Energy to negotiate with producers a pricing mechanism for natural gas supplied to industries and electric generation companies. Domestic market prices at the retail market level were excluded from these negotiations. On April 2, 2004, the Secretary of Energy and gas producers signed an agreement which was ratified by Resolution No. 208/04 issued by the Ministry of Federal Planning, Public Investment and Services. The aim of the agreement is the implementation of a scheme for the normalization of the natural gas price. The main aspects of the agreement are: i) initially price adjustments are applied exclusively to gas supplied by producers to industrial users, new direct consumers and electricity generators (to the extent that electricity is destined for the domestic market); ii) prices are adjusted as of May 10, 2004; and iii) the Secretary of Energy will implement in the future a progressive scheme for the normalization of the price of natural gas destined to residential users.

Decree No. 180/04, issued in January 2004, created a trust fund for the financing of transportation and distribution facilities under a global program for the issuance of debt values and certificates of participation approved by Resolution No. 185/04, issued by the Ministry of Federal Planning, Public Investment and Services on April 20, 2004.

2.3.2.5	Transportation

The Hydrocarbons Law permits the executive branch to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products they produce. The term of a transportation concession may be extended for an additional 10-year term upon application to the executive branch. The holder of a transportation concession has the right to:

•	transport oil, gas and petroleum products; and

•	construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Secretary of Energy for oil and petroleum products pipelines and by the ENARGAS for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. The Privatization Law granted YPF a 35–year transportation concession with respect to the pipelines operated by YPF at that time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime under the Natural Gas Law.

2.3.2.6	Refining

Crude oil refining activities conducted by oil producers or others are subject to Argentine government registration requirements and safety and environmental regulations and to provincial environmental legislation and municipal health and safety inspections. Registration in the registry of oil companies maintained by the Secretary of Energy also is required to operate a refinery in Argentina. The refineries operated by Repsol YPF are so registered. Registration is granted on the basis of general financial and technical standards.

2.3.2.7	Market Regulation

Under the Hydrocarbons Law and the Oil Deregulation Decrees, holders of production concessions have the right to produce and own oil and gas and are allowed to dispose of such production in the market without restriction. In 2002, Decree No. 867/02 declared a temporary emergency for the provision of hydrocarbons within Argentina for the period May through September 2002 and authorized the Secretary of Energy to establish the volume of crude oil and LPG to be sold in the domestic market until September 30, 2002. Moreover, Resolutions 140/02 and 166/02 (both derogated) established for the period June through September 2002 a percentage ceiling on crude oil exports.

In March 2004, the Secretary of Energy issued resolution No. 265/04 adopting measures intended to ensure the adequate supply of natural gas to the domestic market and regulate its consequences on the electricity wholesale prices. Among the measures adopted were:

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

In March 2004, the Sub-Secretary of Fuels, pursuant to the authority given to it under resolution No. 265/04, issued regulation No. 27/04 establishing a rationalization plan of gas exports and transportation capacity. Among other things, regulation No. 27/04 established a limit on natural gas exports authorizations, which, absent an express authorization by the Sub-Secretary of Fuels, may not be granted for volumes exceeding exports registered during 2003. Based on the provisions of regulation 27/04, the Sub-Secretary of Fuels has instructed YPF to temporarily suspend certain exports of natural gas and to re-direct such natural gas volumes to the internal market. YPF has invoked the occurrence of a Force Majeure event under the corresponding natural gas purchase and sales agreements but some of the counterparties have rejected such invocation.

In June 2004, the Secretary of Energy issued resolution No. 659/04 removing the limit on natural gas exports authorizations (based on comparison of export volumes in 2004 with export volumes in 2003) established by regulation 27/04. In addition, resolution 659/04 established a new program for the adequate supply of natural gas to the domestic market. Under resolution 659/04, natural gas exports may be affected due to shortages of natural gas in the domestic market.

In January 2004, decree No. 180/04 created the Gas Electronic Market for the trade of daily spot sales of gas and secondary market of transportation and distribution services and established information duties for buyers and sellers of natural gas in relation to their respective commercial operations (further regulated by resolution No. 1146/04 issued on November 9, 2004). According to decree No. 180/04, all daily spot sales of natural gas must be traded within the Gas Electronic Market.

At present YPF, as well as private companies producing oil and gas under service contracts with YPF, following conversion of such contracts to concessions, may sell their production in domestic or export markets, and refiners may obtain crude oil from suppliers within or outside Argentina.

The Hydrocarbons Law authorizes the executive branch to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the executive branch finds domestic production to be insufficient to satisfy domestic demand. If the executive branch restricts the export of oil and petroleum products or the free disposition of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price:

•	in the case of crude oil and petroleum products, not lower than that of similar imported crude oil and petroleum products; and

•	in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, 34API.

Resolution No. 85/2003 of the Secretary of Energy ratified the agreement signed by crude oil producers, including YPF, and refiners for the stability of the price of crude oil, gasoline and gas oil. This agreement provides that during the first quarter of 2003, the crude oil forwarded to refineries by producers will be invoiced and paid based on a WTI crude oil reference price of US$28.50 per barrel. The difference between this reference price and the actual WTI crude oil price will be assigned to an “adjustment of price account” and the producer will receive the difference between the reference price and the actual WTI price from the moment the actual WTI price falls below the reference price. The amounts assigned to the adjustment of price account will yield an annual interest rate equal to the higher of (i) LIBOR plus 2% or (ii) 8% per year. Crude oil sale agreements effective or entered into between January and March 2003 are to incorporate an additional clause reflecting this mechanism. This clause will be reviewed on a monthly basis and may be terminated by any party if (i) the peso exchange rate depreciates below Ps.3.65=US$1 (Banco de la Nación Argentina seller quotation), (ii) WTI crude oil prices exceed US$35 per barrel for 10 consecutive quotation days, (iii) WTI crude oil prices fall below US$22 per barrel for 10 consecutive quotation days or (iv) taxes and/or export duties applicable to oil producers are increased.

On February 25, 2003 oil producers and refiners entered into a supplementary agreement to the agreement for the stability of the price of crude oil, gasoline and gas oil. The parties to this supplementary agreement agreed to extend the agreement for the stability of the crude oil, gasoline and gas oil until March 31, 2003 and to fix a maximum WTI reference price of US$36 per barrel in any agreement for the delivery of crude oil to the local market entered into between oil producers and refiners until March 31, 2003. This agreement was extended all over 2003 and through May 2004. Moreover, the parties agreed that the amounts assigned to the adjustment of price account will yield an annual interest rate equal to the higher of: (i) LIBOR plus 2% or (ii) 7% per year.

On April 2002, the national government and the main oil companies, including YPF, reached an agreement to regulate a subsidy provided by the Argentine government to the public bus transportation companies. This agreement, named “Convenio de Estabilidad de Suministro de Gas Oil” was approved by decree No. 652/02 and assured the transportation companies their necessary supply of gas oil at a fixed price of Ps.0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it provides that the oil companies will compensate for the difference between the fixed price and the market price using the credit generated by such difference through compensation against the payments that the oil companies have to pay in relation to their oil exports (custom duties). This agreement was extended through August 31, 2002. Through a new price-stabilization agreement, the subsidy was extended through December 31, 2004. Moreover, the subsidized gas oil price was increased up to Ps.0.82 per liter.

2.3.2.8	Taxation

Holders of exploration permits and production concessions are subject to federal, provincial and municipal taxes and regular customs duties on imports. The Hydrocarbons Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels. Holders of exploration permits and production concessions must pay an annual surface tax based on the area held. In addition, “net profit” (as defined in the Hydrocarbons Law) of holders of permits or concessions accruing from activity as such holders is subject to a special 55% income tax. This tax has never been applied. Each permit or concession granted to an entity other than YPF has provided that the holder is subject instead to the general Argentine tax regime, and a decree of the executive branch provides that YPF is subject to the general Argentine tax regime.

Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior fuel tax regime that was based on the regulated price. Law No. 25,745 modified, effective as of August 2003, the mechanism for calculating the tax, replacing the old fixed value per liter according to the type of fuel for a percentage to apply to the sales price, maintaining as the minimum tax the old fixed value.

In compliance with the provisions of the Public Emergency and Foreign Exchange System Reform Law, the Argentine government imposed (via the Executive Decrees Nos. 310/2002 and 809/2002, as amended by resolutions 335/04, 336/04 and 337/04 issued by the Ministry of Economy and Production on May 11, 2004) customs duties on the export of crude oil at a rate of 25%, butane, methane and LPG at a rate of 20% and gasoline and diesel at a rate of 5%. Moreover, on May 26, 2004, through the issuance of Decree No. 645/04, an export duty on the export of natural gas and LNG was established at a rate of 20%. Finally, on August 4, 2004, the Ministry of Economy and Production issued resolution 532/04 establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45% depending on the quotation of the WTI reference price at the time of the exportation.

Certain contracts under which YPF exports gas provide that any tax (which definition YPF believes is inclusive of the above mentioned export duties) that is created after the execution of such agreements will be borne by the buyer. Consequently, Repsol YPF believes that it is reasonable to assume that the applicable export duty will be not entirely borne by YPF.

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

•	Repsol YPF must instruct YPF not to renew specified contracts under which YPF purchases natural gas. Repsol YPF estimates that these contracts accounted for approximately 15% of the natural gas sold in Argentina by YPF and Repsol YPF in 1998.

•	By January 1, 2001, Repsol YPF was required to divest itself of Argentine refining capacity equal to 4% of total Argentine installed capacity at December 31, 1998 and of a number of service stations that account for a sales volume equivalent to that of Eg3 in 1998. Both of these requirements were satisfied through the swap agreement with Petrobras. In addition to Eg3, the swap agreement encompasses other assets located in Argentina. Repsol YPF received assets in Brazil valued at approximately US$559 million. See Section 2.2.2 “––Operations––Refining and Marketing”.

•	Until the gas contracts referred to above have expired, Repsol YPF may not participate in any new electricity generation project.

•	Repsol YPF must eliminate from YPF’s LPG export contracts any provision prohibiting reimportation by the buyer.

•	By December 1, 2002, Repsol YPF must reduce its share of the Argentine retail LPG market by 4%. Repsol YPF estimates that the combined Repsol YPF/YPF share of this market was approximately 38% at December 31, 1998.

•	During the period until December 1, 2002, Repsol YPF must pass on in the form of price reductions any benefits resulting from economies of scale in its Argentine LPG operations resulting from the YPF acquisition. Repsol YPF believes that these benefits consisted mainly of cost reductions, which could be passed directly to consumers.

Repsol YPF believes that it is in compliance with all the obligations required in the letter delivered on June 16, 1999 by the Argentine Ministry of the Economy and Public Works, and the Argentine government has not raised any objections to the performance of those obligations.

On March 14, 2000, the Secretariat for the Defense of Competition and the Consumer of the Ministry of Economy (“Secretaría de Defensa de la Competencia y del Consumidor del Ministerio de Economía”) issued a press release stipulating the following series of guidelines establishing the manner in which Repsol YPF must meet its obligation under the June 16, 1999 letter of the Argentine Ministry of Economy and Public Works requiring that Repsol YPF dispose of refining assets and service stations in Argentina in connection with its acquisition of control of YPF:

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

Repsol YPF believes that the acquisition of YPF will not be subject to further antitrust scrutiny in Argentina under existing law. However, the Ministry of Economy has not stated that there will be no further antitrust scrutiny, and no assurances can be given that Repsol YPF will not be required to accept additional undertakings or other measures intended to address any perceived anti-competitive effects of the YPF acquisition.

2.3.2.10	Repatriation of Foreign Currency

Executive Decree No. 1589/89, relating to the Deregulation of the Upstream Oil Industry, allows YPF and other companies engaged in oil and gas production activities in Argentina to freely sell and dispose of the hydrocarbons they produce. Additionally, under Decree No.1589/89, YPF and other oil producers are entitled to keep out of Argentina up to 70% of foreign currency proceeds they receive from crude oil and gas sales, but are required to repatriate the remaining 30% through the exchange markets of Argentina.

In July 2002, Argentina’s Attorney General issued an opinion (“Dictamen 235”) which would have effectively required YPF to liquidate 100% of its export receivables in Argentina, instead of the 30% provided in Decree No. 1589/89. The Attorney General’s opinion was based on the assumption that Decree No. 1589/89 had been superseded by other decrees (Decree No. 530/91 and 1606/01) issued by the Argentine government. Subsequent to this opinion, however, the Argentine government issued Decree No. 1912/02 ordering the Central Bank to apply the 70/30% regime set out in Decree No. 1589/89. Nevertheless, on December 5, 2002, representatives of the Central Bank, responding formally to an inquiry from the Argentine Bankers Association, stated that the Central Bank would apply the Attorney General’s opinion. On December 9, 2002, YPF filed a declaratory judgment action (“Acción Declarativa de Certeza”) before a federal court requesting the judge to clarify the uncertainty generated by the opinion and statements of the Attorney General and the Central Bank and confirm YPF’s right to freely dispose of up to 70% of its export receivables. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF’s access to and use of 70% of the foreign exchange proceeds from its exports. This decision was appealed by the Central Bank and the Ministry of Economy.

On December 27, 2002, the government issued Decree No. 2703/02, effective as of January 1, 2003, setting forth a minimum repatriation limit of 30% with respect to proceeds from the export of hydrocarbons and by-products and leaving the remaining portion freely disposable. However, when referring to the minimum repatriation limit of 30%, the decree only mentions the foreign exchange proceeds from freely disposable exports of crude oil and its by-products. Although the recitals and the first part of Section 1 of Decree No. 2703/02 mention natural gas and LPG as covered by this regime, there are no express references to natural gas or LPG in the rest of Section 1. However, taking into account the rights granted by Decree No. 1589/89, YPF applies this regime to the export of crude oil, LPG and natural gas. It is worth noting that the recitals of Decree No. 2703/02 restate the interpretation maintained by the Attorney General in the sense that Decree No. 1589/89 has been repealed by Decree Nos. 530/91 and 1606/01. This interpretation prompted the filing of the above mentioned declaratory judgment action. Moreover, since Decree No. 2703/02 is effective as from January 1, 2003, and, in light of the Attorney General’s opinion, it is unclear whether hydrocarbon exporters would be required to repatriate the total amount of their 2002 export proceeds or whether the existing hydrocarbons regulatory framework will prevail, YPF has expanded the object of the declaratory judgment action before the federal court to request that the judge expressly state that Decree No. 530/91 did not derogate Decree No. 1589/89 and, thus, that the right of free disposal of export receivables was effective between issuance of Decree No. 1606/01 and Decree 2703/02. On December 1, 2003, the National Administrative Court of Appeals decided that the issuance of Decree No. 2703/02, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available to oil and gas companies during the period between the issuance of Decree No. 1606/01 and the issuance of Decree 2703/02. On February 6, 2004, the Court of Appeals dismissed YPF’s motion for clarification, indicating that the regulations included in Decree 2703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF’s access to foreign exchange proceeds, as described above. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court challenging the December 1, 2003 decision of the Court of Appeals and requesting the restatement of the injunction against the Central Bank and the Ministry of Economy. The Federal Court of Appeals dismissed the extraordinary appeal. However, the Court of First Instance hearing the case considered that the lawsuit has an economic nature. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from hydrocarbon exports, it was deemed advisable to abandon the suit as a procedural strategy. Should the Central Bank eventually request the conversion of the foreign currency proceeds derived from hydrocarbon exports made from the issuance of Decree 1606/01 to the date on which Decree 2703/02 became effective, YPF may challenge such decisions or proceedings through administrative appeals procedures, as well as request precautionary measures within the frame of other judicial proceedings. See Section 6.2 “Financial Information—Legal Proceedings—Argentina”.

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

There are several classes of property which Repsol YPF does not own in fee. Repsol YPF’s petroleum exploration and production rights are in general based on sovereign grants of a concession. Upon the expiration of the concession, the exploration and production assets of Repsol YPF associated with a particular property subject to the relevant concession revert to the sovereign. In addition, at December 31, 2004, Repsol YPF leased 2,315 service stations to third parties, 1,923 of which were located in Spain and 34 in Argentina, and 3,297 service stations are owned by third parties and operated under a supply contract with Repsol YPF for the distribution of Repsol YPF products, of which 749 were located in Spain and 1,692 in Argentina.

Law 34/1998 revoked the concessions held by Enagas and Gas Natural to operate Spain’s primary transport and distribution networks of natural gas pipelines and conveyed to Enagas and Gas Natural outright ownership of the networks. Under Law 34/1998, as amended by Royal Decree-Law 5/2005, new authorizations to build distribution facilities may not be granted for a natural gas distribution zone with an administrative authorization. There are, however, no limitations on entrants in areas served by the transport network.

2.5	Seasonality

Among Repsol YPF’s activities, its LPG and natural gas businesses have the most significant degree of seasonality in relation to climatological conditions, with increased activity in winter and decreased activity in summer in the Northern Hemisphere. Repsol YPF’s activities in Latin America, however, partially offset this effect as winters in the Southern Hemisphere coincide with summers in the Northern Hemisphere, thus reducing the seasonality effect on Repsol YPF’s natural gas business.

On the other hand, now that Repsol YPF accounts for its interest in Gas Natural following the proportional consolidation method (whereas prior to the end of May 2002 Gas Natural’s results were consolidated using the global integration method), the contribution of the natural gas business to Repsol YPF’s results of operations has declined significantly. In addition, the changes to the compensation system approved by the Spanish government in February 2002 have stabilized notably the amount of revenues from distribution activities throughout the year.

2.6	Risk Control Systems

Repsol YPF does business in many countries, under a number of regulatory frameworks and in all the activities of the oil and gas business. As a result, Repsol YPF incurs:

•	Market risks stemming from the volatility in the prices of oil, natural gas and their products, exchange rates and interest rates.

•	Counterparty risk, stemming from financial agreements and from commercial commitments to vendors or clients.

•	Liquidity and solvency risks.

•	Legal and regulatory risks (including the risks of changes in tax legislation, industry and environmental regulations, exchange regimes, production limits, limits on exports, etc.).

•	Operational risks (including the risks of accidents and natural catastrophes, uncertainty regarding the physical characteristics of the oil and gas fields, and reputation, security and environmental risks).

•	Economic environment risks (resulting from the international business cycle and the local business cycles of the countries where it does business, technological innovations in the industries in which it operates, etc.).

The company considers that its salient risks are those that could jeopardize the achievement of the goals of its strategic plan and particularly that of maintaining its financial flexibility and solvency in the long term. Repsol YPF is prudent in the management of its assets and businesses. Nevertheless, many of the risks mentioned above are inherent in its business and beyond the control of the company, so that they cannot be entirely eliminated.

Repsol YPF has an organization, procedures and systems that allow it to identify, measure, assess, set priorities and control the risks to which the group is exposed and to decide to what extent such risks will be accepted, managed, mitigated or avoided. Risk analysis is an integral part of decision-making in the group, both at centralized management level and in the management of the various business units, and special attention is given to the correlation of different risks and to the possible effects of diversification in the aggregate.

The Company has the following independent analysis, supervision and control units specialized in different risk management aspects:

•	An Internal Audit Unit, which focuses on the on-going assessment and enhancement of existing controls with a view to guaranteeing that potential risks of all kinds (control, business, image, etc.) that could affect the achievement of the strategic goals of the Repsol YPF Group are identified, measured and controlled at all times.

•	Corporate Risk Management Unit, which is in charge of (i) developing corporate risk policies, (ii) coordinating the development of specific policies and provisions relating to financial and non-financial risks of the various business units and departments, ensuring their consistency and the consistency of all such policies and provisions with the corporate risk policies and (iii) promoting best practices in measuring and assessing risks and hedging strategies.

•	Insurance Unit, which is charged with (i) reviewing and assessing accidental risks that may affect the assets and activities of the group, (ii) determining the most efficient policy to finance these risks by the best possible combination of self-insurance and transfer of risk, (iii)implementing such insurance as may be deemed advisable in each case and (iv) negotiating the compensations for insured accidents.

•	Central Credit Risk Unit, which is charged with (i) reviewing and controlling the credit risk stemming from commercial relations with third parties as a result of the activities of the Group, (ii) proposing risk policies and counterparty risk limits and (iii) determining allowance criteria—application of allowance for insolvency, refinancing and actions for the recovery of debts.

•	Environment, Safety and Quality Unit, whose purpose is to establish the Group’s courses of action in all its associated fields and create the basic conditions for their consistent application to all business units. To that end, it proposes policies, strategies and corporate regulations, defines and sets environmental, safety and quality management systems of the Group and promotes and coordinates their execution. It is also responsible for providing guidance, coordination, follow-up and advice to business units in their actions, while the business units retain responsibility for their own management and performance in those fields.

•	Corporate Reputation Unit, which is responsible for directing and coordinating management activities with the organization units involved and assessing all corporate reputational values and risks in line with the guidelines and policies of the Corporate Reputation Committee and the External Relations Department to guarantee that Repsol YPF’s corporate reputation model and strategy are followed.

In addition, there are several functional and business committees entrusted with the oversight of risk management activities within their field of responsibility. The risk control functions of units with market risk management responsibilities have been properly segregated and have the required independence to guarantee effective control.

At the corporate level, the most important control systems and devices of Repsol YPF are the following:

•	Preparation and continuous revision of the Repsol YPF Group Risk Map, whose contents are the following:

•	Inventory of risks for the activities of the Group.

•	Operational controls to mitigate the influence of the risks detected.

•	Development and continuous follow-up of the Strategic Plan and the Annual Budget in order to detect and, if required, rectify significant deviations affecting the achievement of the pre-established goals.

•	Existence of internal Rules and Procedures regulating all the activities of the Group.

•	Availability of consistent and integrated Information Systems and control mechanisms to guarantee the reliability and completeness of the economic and financial information released by the Repsol YPF Group.

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

3.1	Summarized Income Statement

	Year Ended December 31,
	2004(1)	2003(1)	2002(1)
	(millions of euro)
Operating revenues	41,689	37,206	36,490
Operating expenses	(37,142)	(33,346)	(33,167)

Operating income	4,547	3,860	3,323
Extraordinary income (loss)	(682)	(154)	648
Amortization of goodwill	(176)	(174)	(300)
Interest income (expense), net	(287)	(400)	(786)
Equity in earnings of unconsolidated affiliates	87	146	(35)

Income before income tax and minority interest	3,489	3,278	2,850
Income tax	(1,309)	(1,048)	(564)
Minority interest	(230)	(210)	(334)

Net income	1,950	2,020	1,952

(1)	Pursuant to the shareholders agreement signed with La Caixa in January 2000, Repsol YPF consolidated 100% of the results of Gas Natural from 2000 to May 2002, when Repsol YPF began accounting for Gas Natural under the proportional integration method, reflecting its 24.04% ownership interest following the sale by Repsol YPF of a 23% interest in Gas Natural. In 2004 and 2003, Repsol YPF accounted for Gas Natural under the proportional integration method in accordance with its percentage ownership of Gas Natural, which was 30.85% at December 31, 2004 and 27.15% at December 31, 2003. In 2002, 2003 and 2004, Gas Natural represented 8.42%, 3.94% and 4.67% of Repsol YPF operating revenues and 18.45%, 5.31% and 6.00% of Repsol YPF operating income, respectively.

3.2	Factors Affecting Repsol YPF’s Consolidated Results of Operations

3.2.1	Main Factors

Crude Oil and Natural Gas Prices. Changes in crude oil and natural gas international benchmark prices and natural gas regional prices, significantly affect Repsol YPF’s earnings. In 2004, exploration and production activities represented approximately 58% of Repsol YPF’s operating income, compared to 61% in 2003. Per barrel Brent crude oil benchmark prices averaged US$38.27 in 2004, US$28.83 in 2003 and US$25.02 in 2002. Political developments throughout the world (especially in the Middle East), the outcome of meetings of the Organization of the Petroleum Exporting Countries (OPEC) as well as significant conflicts, like Iraq, can particularly affect world oil supply and oil prices. Per million Btu Henry Hub natural gas benchmark prices averaged US$ 6.18 in 2004, US$ 5.48 in 2003 and US$ 3.36 in 2002 and, per thousand standard cubic feet, Argentina natural gas prices averaged US$ 1.07 in 2004, US$ 0.85 in 2003 and US$ 0.69 in 2002. Higher crude oil and natural gas prices have a positive effect on Repsol YPF’s results of operations as our upstream exploration and production businesses benefit from the resulting increases in prices realized from production. Lower crude oil and natural gas prices have a negative effect on the results of exploration and production by reducing the economic recoverability of discovered reserves and the prices realized from production. See Section 9 “Quantitative and Qualitative Disclosure About Market Risk”.

The effect of changes in the price of crude oil and other raw materials on chemicals, refining, marketing and gas margins, depends on the speed with which petroleum products and LPG prices charged by Repsol YPF are revised to reflect such changes.

Refining margins. Refining margins affect Refining and Marketing results. These margins are affected by many factors, including, among others, end user demand for oil products, the level of crude market supply, which may also influence the level of product market supply for extended periods, the light-heavy crude oil and product supply and demand balance and refining capacity utilization.

Natural Gas market in Spain. The natural gas market in Spain has been progressively liberalized. Natural gas prices in the regulated market are subject to a system of price ceilings, which determines maximum prices of natural gas mainly on the basis of the cost of raw materials and transmission and distribution costs. See Section 2.3.1.3 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas”.

The Spanish market for gas activities is becoming increasingly competitive. Since October 1999, the Spanish government has granted operating licenses for natural gas marketing to more than 30 new competitors of Repsol YPF. Law 34/1998 also established third-party access rights for “qualified consumers”, sellers and transporters to use Enagas’ and Gas Natural’s facilities for the receipt, storage and transportation of natural gas on a nondiscriminatory and transparent basis, subject to tariffs that receive regulatory approval. Royal Decree Laws 6/1999 and 6/2000 have accelerated the entry of new competitors into the Spanish natural gas distribution and supply markets, by reducing the minimum consumption standard that consumers must meet to become “qualified consumers” and, thus, be able to freely choose their natural gas supplier. These consumption standards have been gradually eliminated and, since January 1, 2003, all consumers may freely choose a supplier. During 2004, sales in this liberalized market were approximately 22 billion cubic meters, representing approximately 81% of total natural gas sales in Spain. See Section 2.3.1.3 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas”.

Exchange rates: Repsol YPF faces exchange rate risk because the revenues and cash receipts it receives from sales of crude oil, natural gas and refined products are generally denominated in U.S. dollars or influenced by the U.S. dollar exchange rate, while a significant portion of Repsol YPF’s expenses are denominated in the local currency of the countries where it operates, principally the euro and the Argentine peso. While an increase in the value of the U.S. dollar against these currencies tends to increase Repsol YPF’s net income, such an increase would also increase the value of Repsol YPF’s debt as the majority of its debt is denominated in U.S. dollars (either directly or synthetically through currency forward contracts). By contrast, a decrease in the value of the U.S. dollar against these currencies tends to decrease Repsol YPF’s net income and reduce the value of its debt. In addition, Repsol YPF publishes its financial statements in euro by translating assets and liabilities expressed in currencies other than euro at period-end exchange rates and revenues and expenses expressed in currencies other than the euro at average exchange rates for the period. Therefore, fluctuations in the exchange rates used to translate these currencies into euro could have a material adverse effect on Repsol YPF’s financial statements expressed in euros.

Prices for LPG in Spain. Prices for LPG in Spain are subject to maximum selling price formulas which are established by the Spanish government. In October 2000, the Spanish Ministry of Economy enacted a new maximum price formula for bottled LPG exceeding 8 kgs which takes into account, among other factors, international prices of LPG during the year prior to each adjustment, which takes place every April and October. See Section 2.3.1.2 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—LPG”.

3.2.2	Critical Accounting Policies

3.2.2.1	Basis of Presentation of Repsol YPF’s Consolidated Financial Statements

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

The primary financial statements of Repsol YPF are those presented under Spanish GAAP. Such standards differ in certain material aspects from U.S. GAAP. Differences between Spanish GAAP and U.S. GAAP and their effect on consolidated net income for each of the years 2004, 2003, and 2002 and on consolidated shareholders’ equity as of December 31, 2004 and 2003, are presented in Note 27 to the Consolidated Financial Statements.

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

3.2.2.2	Critical Accounting Policies relating to the Primary Financial Statements

The preparation of financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year end and the reported amounts of revenues and expenses during the year. Actual results could differ from the estimates and assumptions used.

Certain accounting estimates are considered to be critical if a) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and b) the impact of the estimates and assumptions on financial condition or operating performance is material.

The accounting principles and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are: (i) oil and natural gas reserves; (ii) goodwill arising in business combinations; (iii) provisions for contingencies and environmental liabilities and (iv) income tax computation and deferred tax assets. The following summary provides further information about the critical accounting policies and the judgments that are made in the application of those policies. However, the accounting policies discussed below do not mean to be an all-inclusive discussion of the uncertainties in the Group’s financial results that may occur from the application of all of Repsol YPF’s accounting policies. Materially different financial results might occur in the application of other accounting policies as well.

Oil and gas reserves

The estimation of oil and gas reserves is an integral part of the decision making process about oil and gas assets, such as whether development should proceed or enhanced recovery methods should be implemented. As further explained below, oil and gas reserve quantities are used for calculating depreciation using the unit-of-production rates also for evaluating the impairment of our investments in upstream assets.

Repsol YPF prepares its assumptions and estimates regarding oil and gas reserves taking into consideration the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the U.S. Financial Accounting Standards Board. In accordance with these rules, proved oil and gas reserves are the estimated volumes of crude oil, natural gas and other liquids and hydrocarbons which geological and engineering data demonstrate with reasonable certainty that can be extracted from known fields in future years under existing economic and operating conditions, such as prices and costs as of the date of the estimates. Prices include consideration of changes in existing prices only by contractual arrangements, but not of escalations based upon future conditions. Estimates of proved reserves only include volumes for which access to markets is assured with reasonable certainty. In order to estimate its proved reserves, Repsol YPF prepares internal studies and uses, to a certain extent, reports of independent engineers. The internal process for the estimation of proved reserves is controlled by senior level geoscience and engineering professionals with significant technical experience. Although we are reasonably certain that the proved reserves will be produced, the timing and amount ultimately recovered might be affected by a number of factors, including completion of development projects, actual reservoir performance and significant changes in long-term oil and gas price levels. Proved reserve estimates are therefore subject to future revisions (either upward or downward) based on new information which becomes available, such as from development drilling and production activities, changes in prices, contract terms or development plans.

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

Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Over time, undeveloped reserves will be reclassified into the developed category as new wells are drilled, existing wells are recompleted and/or facilities to collect and deliver the production from existing and future wells are installed. Major development projects typically take two to four years from the initial booking of the proved reserves to the start of production from these reserves.

Repsol YPF records its oil and gas exploration activities using the successful-efforts method. This involves the following accounting treatment of the different costs incurred:

•	The costs arising from the acquisition of new interests in areas with proved and unproved reserves (including legal fees, etc.) are capitalized under “Investments in areas with oil reserves” as they are incurred.

•	The costs of acquiring interests in exploration for a period of time are capitalized at acquisition cost and are amortized with a charge to income (over a period no longer than the associated contract) as indicated in the “exploration costs” item below. If no reserves are found, previously capitalized amounts are booked as an expense on the income statement. If commercially exploitable wells are found, the costs are reclassified to “Investments in areas with oil reserves” and recorded at net book value when the wells are determined to be commercially exploitable. Wells are only deemed “commercially exploitable” if they are expected to generate a volume of commercially extractable reserves that justifies commercial development given conditions prevailing at the time they are recognized (e.g., taking into account prices, costs, production techniques, regulations, etc.).

•	Exploration Costs (geological and geophysical costs, costs of maintaining unproved reserves and other costs of exploration), excluding the costs of exploratory drilling, are charged to income when incurred.

Exploratory drilling costs, including exploratory stratigraphic drilling, are capitalized as “Other exploration costs” until it is clear whether any commercially viable proved reserves have been found. If no proved reserves are found, the initially capitalized drilling costs are charged to income. However, if exploratory drilling finds reserves that can nonetheless not be classed as proved, their accounting treatment depends on the following factors:

•

Where the area requires additional investments before production can begin, drilling costs remain capitalized only as long as two conditions apply: (i) the quantity of proved reserves found justifies its termination as a productive well, if the required investment is made, and (ii) further exploratory drilling is under way or planned for the near future. If either of the above two conditions does not apply, the corresponding drilling costs are charged to income. Once exploration activities demonstrate that sufficient quantities of commercially producible reserves have been discovered, continued capitalization is dependent on project reviews, which take place at least annually, to ensure that satisfactory progress toward ultimate development of the reserves is being achieved. Exploratory well costs not meeting these criteria are charged to expense.

•	In all other circumstances reserves must be classed as proved within one year of the end of the exploration phase. If no determination has been made at the end of a year, the corresponding drilling costs are charged to income.

•	Drilling costs that have resulted in the discovery of commercially exploitable reserves are reclassified to “Investments in areas with oil reserves”.

•	Development costs incurred to extract the proved reserves and to treat and store the oil and gas (including intangible costs associated with drilling productive wells and dry development wells, wells in development, platforms, techniques for improving recovery, etc.) are capitalized under “Investments in areas with oil reserves”.

In February 2005, the SEC issued guidance to companies engaged in oil and gas operations requiring certain disclosures to be included in the 2004 Annual Report on Form 20-F in respect of exploratory drilling costs.

In this respect, in April 2005, the FASB staff issued FASB Staff Position FAS 19-1, “Accounting for Suspended Well Costs”. The FSP amends the guidance in FASB Statement No. 19, which requires capitalized exploratory well costs to be expensed if the reserves cannot be classified as “proved” within one year following the completion of drilling, except in particular situations where major capital expenditures (e.g., a trunk pipeline) are required before production can begin or additional exploration wells are necessary to justify these major capital expenditures.

According to the new provisions of the FSP, exploratory well costs should continue to be capitalized when (1) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (2) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. Also, the FSP requires certain additional disclosures, including the costs of exploratory wells capitalized for more than one year from the date of completion.

Repsol YPF believes that the FSP will not have a material impact on its financial position, cash flows or results of operations. Also, Repsol YPF estimates that if the provisions of FSP 19-1 were to be applied retroactively to the capitalized exploratory well costs as of January 1, 2002, net income for 2002, 2003 and 2004 would not change as a result.

As of December 31, 2004 the exploratory drilling costs capitalized for more than one year amounted to €12.1 million. See Note 27 to the audited Consolidated Financial Statements.

Depreciation. All investment capitalized under the above principles is amortized as follows:

1.	Investments relating to acquisitions of proved reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved field reserves.

2.	The investments relating to unproved reserves are evaluated each year, or earlier if there is reason to believe they may have diminished in value. Any loss of value is recognized and charged to income for the year and a provision for diminution in value recorded.

3.	The costs of drilling and the subsequent investments made to develop and extract the oil and gas reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved developed field reserves.

Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves are treated prospectively by amortizing the remaining book value of the assets over the future expected production. In 2004, 2003 and 2002 Repsol YPF recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to €1,218 million, €1,218 million and €1,322 million, respectively. If proved reserves estimates are revised downward, net income could be negatively affected by higher depreciation expense.

Impairment. Oil and gas producing properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable and that the undiscounted future cash flows from proved and unproved reserves (the latter of which are subject to risk factors applied before estimating the related cash flows) in each field owned by the Group at year-end no longer exceed their book value. The impairment is calculated as the difference between the market value or, if appropriate, the discounted estimated future cash flows from its proved reserves and unproved reserves (the latter of which is adjusted by risk factors in the manner mentioned above) related to such reserves, in each field owned at the year end and the net book value of the assets relating thereto. Expected future cash flows from the sale or production of reserves are calculated considering crude oil prices based on a combination of market forward quotes and standard long-term projections. The discounted values of cash flows are determined using a reasonable and supportable discount rate based on standard WACC-CAPM (weighted average cost of capital—capital asset pricing model) assumptions including, if appropriate, a risk premium related to this type of asset (and not to the resulting cash flows). The estimated cash flows are based on future levels of production, the future commodity prices, development costs, estimates of future expenditures necessary with respect to undeveloped oil and gas reserves, field decline rates, market demand and supply, economic and regulatory climates and other factors. The impairment reviews and calculations are based on assumptions that are consistent with Repsol YPF’s business plans and long-term forecasts used for investment decisions.

Impairment evaluation triggers include, among other factors, a significant decrease in current or projected prices or reserve volumes, an accumulation of project costs significantly in excess of amounts originally expected, the existence of historical and current negative operating losses, adverse changes in the tax or royalty regime under which the field is operating and also the decision to dispose of an asset.

Charges for impairment are recognized in Repsol YPF’s results from time to time as a result of, among other factors, adverse changes in the estimated recoverable reserves from oil and natural gas fields, and changes in economic or regulatory conditions in certain countries. In 2004 and 2003, Repsol YPF reversed €208 million and €275 million, respectively, of provisions previously charged for fixed-asset write-downs due to the economic recovery in the value of the assets associated with hydrocarbon reserves that had been the subject of the provision. In 2002, Repsol YPF recorded provisions for impairments of fixed assets amounting to €410 million. If proved reserves estimates were revised downward, net income could be negatively affected by higher impairment charges on the property’s book value.

Therefore, Repsol YPF’s management must make reasonable and supportable assumptions and estimates with respect to: (i) oil fields’ production profiles, (ii) future investments and their amortization, taxes and costs of extraction, (iii) risk factors for unproved reserves are in accordance with the Swanson rule (which relates to the calculation of the mean value of a lognormal distribution knowing three points), which implies risk factors of 70% and 30% for probable and possible reserves, respectively, and other factors and (iv) the market value of reserves (pursuant to analysis and comparisons to similar transactions). Such assumptions and estimates have a significant impact on calculations in accordance with the unit of production method and evaluating the impairment of fixed assets (oil and gas investments). As such, any change in the variables used to prepare such assumptions and estimates may have, as a consequence, a significant effect on both the depreciation of, and the impairment tests relating to, investments in areas with oil and gas reserves.

Repsol YPF uses this accounting policy for impairment instead of the full cost method, because it provides for a more accurate recognition of the success or failure of the exploration and production activities on a field by field basis. If the full cost method were used, all costs would be capitalized and depreciated and an impairment test could be performed on an entire country basis.

Dismantling of oil and gas fields. Repsol YPF makes provisions for the future dismantling of oil and natural gas facilities at the end of their economic life. The estimated costs of dismantling and removing these facilities are accrued during the economic life of the field based on the estimated dismantling cost and the ratio of annual production to proved reserves. These removal costs are based on management’s best estimate of the time at which the event will occur and the costs associated with the removal of the asset. Asset removal technologies and costs, as well as political, environmental, safety and public expectations, are constantly changing. Consequently, the timing and future cost of dismantling are subject to significant modification. The timing and the amount of future expenditures of dismantling are reviewed annually. As such, any change in variables used to prepare such assumptions and estimates can have, as a consequence, a significant effect on provisions and charges related to the dismantling of oil and gas fields.

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

The initial measurement of goodwill depends on the fair values calculated for the identifiable assets acquired and liabilities assumed in the corresponding business combination at the time of acquisition. Such fair values are oftentimes not observable in active markets, thus requiring Repsol YPF to estimate them using valuation techniques which ultimately require making assumptions on certain critical variables such as useful lives of assets, replacement costs and the timing and amount of certain future cash flows, which might depend on future commodity prices, currency exchange rates, discount rates and other relevant inputs.

Also, Repsol YPF annually analyzes goodwill for potential impairment based on estimates of the fair value of the subsidiary/investee. If the fair value is lower than book value including goodwill, Repsol YPF records an impairment charge. Fair value estimates may take into consideration certain hypotheses such as discount rates, future cash flows, etc. Accordingly, any change in the variables used to prepare such assumptions and estimates may have a significant impact on the fair value estimated and thus in the goodwill impairment recorded in respect of each analyzed subsidiary/investee.

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

As such, any change in the facts or circumstances related to these types of provisions, as well as changes in laws and regulations, can have, as a consequence, a significant effect on our provisions for these costs. The provision for environmental liabilities is reviewed annually. As of December 31, 2004 and 2003, the provisions for environmental liabilities amounted to €116 and €84 million, respectively. See Note 22 to the Consolidated Financial Statements.

Income tax computation and deferred tax assets

The computation of the Group’s income tax expense requires the interpretation of complex tax laws and regulations in many taxing jurisdictions where the Group operates around the world, the determination of expected outcomes from pending tax disputes and litigation, and the assessment of findings made by the taxing authorities during their reviews. Accordingly, income tax expense may differ from management’s estimates.

Management assesses the recoverability of deferred tax assets on the basis of estimates of our future taxable income. The recoverability of deferred tax assets ultimately depends on our ability to generate sufficient taxable income during the periods in which the deferred taxes are deductible. In making its assessment, management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategies. Our current and deferred income taxes, and associated valuation allowances, are impacted by events and transactions arising in the normal course of business as well as in connection with special and non-recurring items.

Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting our income tax balances.

3.2.2.3	Preliminary Guidance on Difference Between IFRS and Spanish GAAP

We are required to prepare consolidated financial statements in accordance with IFRS from January 1, 2005. The opening IFRS consolidated balance sheet will be prepared for the period beginning January 1, 2004. The Committee of European Securities Regulators has recommended that selected IFRS financial information be disclosed in advance of publication of such IFRS financial statements. In line with this recommendation, we are providing a summary of certain of the expected differences in the preparation of our consolidated financial statements on the basis of IFRS. The following summary is not an exhaustive description of the effects of preparing our consolidated financial statements under IFRS compared to Spanish GAAP. Additional significant effects on our consolidated financial statements may occur when they are prepared under IFRS due to new pronouncements from the International Accounting Standards Board (IASB) or pronouncements that are not endorsed by the E.U. commission prior to the preparation of our December 31, 2005 consolidated financial statements.

Total Shareholder’s Equity

At January 1, 2004, our total shareholders’ equity was €13,632 million under Spanish GAAP. We have performed a preliminary analysis of how the adoption of IFRS will impact our total shareholders’ equity. Based on our analysis we estimate that our total shareholders’ equity at January 1, 2004 would have been €10,856 million under IFRS, a decrease of approximately €2,776 million compared to our total shareholders’ equity under Spanish GAAP. This decrease would be principally due to the adoption of accounting policies under IFRS that would require us to change how we measure the value of certain assets and liabilities and to change the timing of when certain revenues and expenses are recognized. The principal accounting policies under IFRS that would affect our total shareholders’ equity as estimated are the following:

Income taxes

The accounting treatment for income taxes under Spanish GAAP requires the use of the income statement liability method, which focuses on timing differences between taxable profit and accounting profit. IFRS require the recognition of deferred taxes using the balance sheet liability method, which focuses on temporary differences between the tax base of an asset or liability and its carrying value on the balance sheet.

Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total shareholders’ equity at January 1, 2004 by approximately €2,546 million, which reduction would have been principally due to (i) the temporary differences between the tax base of YPF, S.A.’s assets and liabilities and the carrying value of such assets and liabilities and (ii) the recognition of deferred taxes relating to goodwill assigned to assets (principally YPF, S.A. and BP Trinidad and Tobago).

Effect of changes in foreign exchange rates

Under Spanish GAAP, a company may use more than one functional currency to record transactions. Under IFRS, it is impermissible for any company to record its transactions in more than one currency.

Based on our preliminary analysis, we estimate that the adjustment required to comply with IFRS would have increased our total shareholders’ equity at January 1, 2004 by approximately €485 million, which increase would have been principally due to the effect of using solely the U.S. dollar as the functional currency of YPF, S.A. instead of both the Argentine peso and U.S. dollar in 2002.

Impairment of assets

Under Spanish GAAP, the asset impairment test, similar to the asset impairment test under U.S. GAAP, is carried out in two stages: first, by comparing the estimated undiscounted future cash flows of an asset to the net book value of such asset and if such comparison results in a negative difference (i.e., the net book value is greater than the estimated undiscounted future cash flows), then an impairment loss is recorded in an amount equal to the difference between the estimated discounted future cash flows of the asset and the net book value of such asset. Under IFRS, each asset on the consolidated balance sheet must be reviewed as of each balance sheet for any indication of potential impairment and, if any such indication exists, to calculate whether or not the book value of such asset exceeds its recoverable amount. The recoverable amount is equal to the greater of the value in use (the discounted present value of estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life) of such asset and the fair value less costs to sell such asset. The amount, if any, by which the book value of the asset exceeds its recoverable amount must be recorded as an impairment loss.

Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total shareholders’ equity at January 1, 2004 by approximately €605 million, which reduction would have been principally due to the recognition of impairment losses on certain upstream assets and downstream assets in the amount of €552 million and €53 million, respectively.

Financial instruments

Spanish GAAP requires that financial assets, including derivatives, be measured at the lower of cost or market value, whereas financial liabilities are measured at their redemption amount. Financial assets are derecognized when expired, transferred or sold.

Under IFRS, financial assets and liabilities are classified into categories that determine their measurement at fair value or at amortized cost. Certain gains and losses on financial instruments are required to be recognized directly in shareholders’ equity until derecognition, or in the event of an impairment. In addition, IFRS sets out very strict requirements for the derecognition of financial assets, based on an assessment of the risks and rewards related to the asset.

In addition to this, IFRS requires compliance with very specific criteria in order to apply hedge accounting. As a consequence, certain hedging relationships that would qualify for hedge accounting under Spanish GAAP would not qualify for hedge accounting under IFRS.

Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total shareholders’ equity at January 1, 2004 by approximately €202 million, which reduction would have been principally due to marking-to-market certain financial derivatives relating to our operations.

Goodwill and fair value adjustments in business combinations

Repsol YPF will adopt the exemption granted by IFRS 1 “First-Time Adoption of IFRS” to apply IFRS 3 “Business combinations” prospectively from the transition date and thus not to restate business combinations prior to January 1, 2004.

Under IFRS, goodwill and intangible assets with indefinite useful lives are no longer amortized, but are instead subject to an impairment test at least once a year.

Based on our preliminary analysis, we estimate that these changes to our accounting policies would have increased our net income for the year ended December 31, 2004 by approximately €202 million, which increase would have been principally due to (i) the elimination of €176 million in goodwill amortization as set forth in our Consolidated Income Statement and (ii) the elimination of €26 million in goodwill amortization relating to certain service stations that merged with their parent company and which goodwill is classified as an intangible asset in accordance with Spanish GAAP.

Preference Shares

Under IFRS, the preference shares issued by Repsol YPF’s subsidiary, Repsol International Capital Limited, would be reclassified from non-equity minority interests to liabilities because we are required to pay dividends if there is distributable profit and do not have the unconditional right to avoid delivering cash that is required under IFRS in order for the preferred shares to avoid treatment as a liability.

Net Debt

At January 1, 2004, our net debt was €5,047 million under Spanish GAAP. We have performed a preliminary analysis of how the adoption of IFRS will impact our net debt. Based on our analysis, we estimate that our net debt at January 1, 2004 would have been approximately €5,342 million under IFRS. This increase would be principally due to the consolidation of certain special purpose entities, mark-to-market accounting for the value of certain derivative instruments and variations in the scope of consolidation. For a reconciliation of net debt, which is not an amount prepared in accordance with Spanish GAAP or IFRS, to debt as calculated in accordance with Spanish GAAP, see Section 3.8.1 “Operating and Financial Review and Prospects––Liquidity and Capital Resources—Financial Condition.”

Net Income

Our net income was €1,950 million for the year ended December 31, 2004 under Spanish GAAP. We have performed a preliminary analysis of how the adoption of IFRS will impact our net income. Based on our analysis, we estimate that our net income for the year ended December 31, 2004 would have been approximately €2,413 million under IFRS. This increase would be principally due to the absence of goodwill amortization under IFRS and the changes in how deferred taxes are measured under IFRS, which would have been offset in part by the change in how financial instruments are measured under IFRS, each as described above.

3.2.2.4	Critical Accounting Policies Relating to the Reconciliation to U.S. GAAP

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

While Repsol YPF uses common industry practices to develop its valuation techniques, changes in Repsol YPF’s pricing methodologies or underlying assumptions could result in significantly different fair values and income/OCI recognition.

3.3	U.S. GAAP Reconciliation

Spanish GAAP differ in certain respects from U.S. GAAP. For a more detailed discussion of the most significant differences between Spanish GAAP and U.S. GAAP as they relate to Repsol YPF, please refer to Note 27 to the Consolidated Financial Statements, which includes a reconciliation of net income and shareholders’ equity from Spanish GAAP to U.S. GAAP and certain additional disclosures which are required under U.S. GAAP.

3.3.1	Adjustments to Net Income and Shareholders’ Equity

In the case of the Repsol YPF Group, the main differences between U.S. GAAP and Spanish GAAP affecting our net income in 2004, 2003 and 2002 and shareholders’ equity at December 31, 2004 and 2003 relate to:

•	impairments of goodwill and other intangible assets

•	legal restatements of property, plant and equipment

•	impairments and reversal of impairments of oil and gas assets

•	goodwill and the amortization of the goodwill arisen on certain business combinations

•	the timing of the accounting treatment of the devaluation of the Argentine peso

•	the treatment of pre-acquisition contingencies related to the purchase of YPF

•	the treatment of exchange tender offers

•	the timing of revenue recognition of certain up-front non-refundable fees

•	the recognition of start-up costs and costs related to stock issues

•	derivative instruments and hedging activities

•	the treatment of accumulated translation differences upon sale of an investment

•	the treatment of the Andina asset swap

•	the treatment of YPF’s functional currency

•	the treatment of foreign currency exchange gains

•	the recognition of an additional minimum liability for pension plans

•	the recognition of asset retirement obligations

•	adjustments relating to Repsol YPF’s equity investees

•	The accounting for certain retrospective insurance premiums

•	The consolidation of Variable Interest Entities (VIEs)

•	the recognition of deferred tax assets and liabilities

Net income under Spanish GAAP in 2004, 2003 and 2002 was €1,950 million, €2,020 million and €1,952 million, respectively, whereas net income under U.S. GAAP for 2004, 2003 and 2002 was €1,943 million, €1,921 million and €1,286 million, respectively. Shareholders’ equity under Spanish GAAP at December 31, 2004 and 2003 was €14,545 million and €13,632 million, respectively, whereas shareholders’ equity under U.S. GAAP at December 31, 2004 and 2003 was €14,190 million and €13,180 million, respectively.

The most significant item reducing our net income and shareholders’ equity in 2002 under U.S. GAAP relates to impairments of goodwill. Effective January 1, 2002, Repsol YPF adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill is no longer amortized over its estimated useful life, but is instead tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Repsol YPF performed the transitional goodwill impairment test required by SFAS No. 142 as of January 1, 2002 and the annual goodwill impairment test as of December 31, 2004, 2003 and 2002. Fair value of the reporting units for which goodwill has been assigned was determined based on income and market approaches. As a result of these analyses, Repsol YPF recorded an impairment loss of €1,215 million as of January 1, 2002 in respect of the U.S. GAAP carrying value of the goodwill assigned to the Refining, LPG, Chemicals and Natural Gas and Electricity reporting units, which was recorded as the cumulative effect of a change in accounting principle. The analysis of the annual goodwill impairment test did not result in any impairment loss on goodwill as of December 31, 2004, 2003 and 2002. Applying SFAS No. 142 also resulted in the elimination under U.S. GAAP of all goodwill amortization recorded in 2003 and 2002 under Spanish GAAP for consolidated entities and entities carried by the equity method. See Note 27 to the Consolidated Financial Statements.

In 2003, other significant items reducing our U.S. GAAP net income included the elimination of an impairment reversal recorded under Spanish GAAP on upstream properties, since restoration of previously recognized impairment losses is prohibited under U.S. GAAP; and the recognition of derivative financial instruments at fair value, in particular embedded derivatives in other contracts.

In 2004, the main items reducing our net income under U.S. GAAP include (i) the elimination of the partial reversal of the existing impairment provision recorded under Spanish GAAP on upstream properties pursuant to an increase in the fair value of the corresponding assets, because restoration of previously recognized impairment losses is prohibited under U.S. GAAP, and (ii) the accounting for derivatives and hedging activities under U.S. GAAP pursuant to the provisions of SFAS 133 (as amended).

3.3.2	Classification Differences and Other

Almost all extraordinary revenues and expenses recorded by Repsol YPF under Spanish GAAP would be recorded as operating revenues or expenses under U.S. GAAP. This classification difference has no impact on net income.

Gains on sales of property, plant and equipment that are included in “Other operating revenues” under Spanish GAAP would not be classified as part of “Total operating revenues” under U.S. GAAP, although such gains would still be included in operating income.

In 2004, 2003 and 2002 certain affiliates of Repsol YPF have been consolidated using the proportional integration method. Under U.S. GAAP these entities would be accounted for under the equity method. This difference has no effect on net income or shareholders’ equity but impacts different items of the balance sheet and the income statement.

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

The deconsolidation under U.S. GAAP of the Group’s trust preferred vehicle pursuant to the provisions of FIN 46R results in a significant increase in the Group’s total long term debt under U.S. GAAP. Also, some of the variable interest entities that Repsol YPF participates in are consolidated under U.S. GAAP, impacting different items of the balance sheet and the income statement (and also with an effect on net income).

Under Spanish GAAP, Repsol YPF has recorded leased fixed assets as intangible assets. In addition, interest on capital leases are included together with the related debt, with the unamortized portion being included as a deferred charge. Under U.S. GAAP, leased fixed assets are shown on the balance sheet as tangible assets. In addition, under U.S. GAAP the capitalized asset and obligation should be recorded at the net present value of the minimum lease payments at the outset of the lease. Interest should be charged each period, but the total amount of interest to be paid should not be recorded on the balance sheet. This difference has no effect on net income or shareholders’ equity but impacts different items of the balance sheet.

Under Spanish GAAP, the preferred shares issued by Repsol International Capital Limited (RIC) are classified into the “Minority interests” caption of the consolidated balance sheets. Under U.S. GAAP however, the deconsolidation of RIC in 2004 pursuant to FIN 46R results in total consolidated long term debt under U.S. GAAP increasing by €3,166 million, pursuant to the recognition of the long-term loan existing as of December 31, 2004, between the Group Companies and RIC as a liability on the Group’s consolidated balance sheet.

3.4	Overview of Consolidated Results of Operations

Operating Revenues

Operating revenues in 2004 were €41,689 million, a 12.0% increase from €37,206 million in 2003. This increase reflects mainly record higher reference crude oil prices, high refining margins and a significant increase in marketing sales. The 2004 results reflect the increase in crude reference prices, with Brent oil rising by 32.8% to an average of 38.27$/bbl as compared to 28.83$/bbl in 2003. In euros, however, this increase was only 20.7% from €25.52 per bbl in 2003 to €30.81 per bbl in 2004. Refining margins improved considerably year-on-year, reaching 5.71 $/bbl. In marketing, margins in Spain were slightly affected by the rise in international prices and the delay in passing these on to the retail price, but margins in Argentina were severely curtailed due to the company’s inability to raise prices there. Average chemical margins were at mid-cycle level and improved as compared to the year before, with improvement in margins on base chemicals and, in Argentina, on urea and methanol. Finally, in the gas and power business area, performance was mainly affected by the increased stake in Gas Natural SDG and higher income from that company.

Operating revenues in 2003 were €37,206 million, a 2.0% increase from €36,490 million for 2002. This increase principally reflects higher reference crude oil prices, higher demand and increased sales of petroleum products and the recovery in commercial margins in Argentina. The revaluation of the euro had a 20% effect on the foregoing results year-on-year because Repsol YPF’s results are sensitive to the euro/dollar exchange rate. Instability in the Middle East, the weak dollar, restrictions in OPEC production, and a rise in demand pushed benchmark oil prices to a higher level than the year before. The average price of Brent was $28.83/bbl in 2003 in comparison with $25.02./bbl in 2002, although, if quoted in euros, the Brent price fell 3.7% from €26.50/bbl in 2002 to €25.52/bbl in 2003. Refining margins widened considerably year-on-year to reach $3.19/bbl. Performance in the marketing area was excellent throughout the year. In Spain, sale of light products posted a record high while in Argentina, there was significant improvement in margins in 2003 although this was partly curtailed by the stability agreement. The average margins for chemicals were at a lower than mid-cycle level, if better than the year before, and basic petrochemicals margins improved during the first half of the year and urea and methanol margins improved throughout the year. Gas and Electricity results continued to be strongly affected by the change in consolidation scope and the remuneration regime in the Spanish gas sector, both set in place during 2002.

Operating Income

Operating income in 2004 was €4,547 million, a 17.8% increase from €3,860 million in 2003. This increase reflects mainly record high margins in refining, higher crude oil realization prices and higher chemical margins.

Operating income in 2003 was €3,860 million as compared to €3,323 million in 2002. This increase principally reflects higher crude oil realization prices and significant growth in hydrocarbon production. Operating income was also positively affected in 2003 by improved Refining and Marketing margins, higher sales and improved international chemical margins.

Extraordinary Income (Loss)

In 2004, net extraordinary losses amounted to €682 million, practically all of which (€667 million) were booked in the fourth quarter. The breakdown of the €682 million is as follows: €422 million in provisions were recorded to cover possible tax contingencies incurred by group companies, mainly in Spain and Argentina; €84 million in additional provisions were recorded relating to the valuation of a take or pay commitment to transport certain quantities of crude oil through an oil pipeline in Ecuador (this additional provision was recorded following our review at the close of 2004 of our obligations under this contract); €56 million in provisions were recorded for the estimated loss derived from certain clauses of an asset swap contract between Repsol YPF Brasil, S.A. and several Petrobras Group companies as a consequence of changes in certain contractual values in 2004; €61 million in provisions were required to cover certain litigation contingencies; €25 million in provisions were required in respect of loyalty programs for key employees; €58 million in provisions were required to cover the depreciation of certain service station assets in Brazil; and a provision of €20 million was recorded to cover the termination of an employment contract with Repsol YPF’s former chairman.

In 2003, net extraordinary losses amounted to €154 million compared to net extraordinary income of €648 million in 2002. Extraordinary income for 2003 included the reversal of provisions of €275 million which were previously recorded for impairments of certain fixed assets associated with hydrocarbon reserves and €71 million in capital gains realized from the sale of a 6.78% stake in CLH to Oman Oil. Extraordinary expenses principally included losses mainly relating to a provision relating to the valuation of a take or pay commitment to transport certain quantities of crude oil through an oil pipeline in Ecuador (€162 million); the non-recurring effects of certain amortizations derived from the partial reversal of the provision for depreciation of certain exploration operations assets during 2003 (€72 million); labor force restructuring expenses (€32 million); plant stoppages and environmental provisions (€41 million); a provision for litigation contingencies (€35 million); a provision related to the key employee loyalty allowance (€28 million); an extraordinary provision related to the modification of certain actuarial variables used to calculate the provision required for pension obligations in respect of employees of Maxus Energy Corporation, an affiliate of YPF (€27 million); provisions for affiliates (€22 million); and other minor tax contingencies.

Amortization of Goodwill

Goodwill amortization in 2004 increased 1.1% to €176 from €174 million in 2003.

Goodwill amortization in 2003 decreased 42% to €174 million from €300 million in 2002, mainly reflecting accelerated amortization of goodwill generated upon the acquisition of several stakes in Gas Natural SDG affiliates in Colombia and Brazil (€79 million) in line with the amortization schedule followed by Gas Natural SDG, offset in part by lower amortization in euro of part of Repsol YPF’s goodwill denominated in U.S. dollars due to the appreciation of the euro against the dollar.

Interest Income and Expense

Net interest expense in 2004 decreased 28.3% to €287 million from €400 million in 2003. This decrease reflects the reduction of average net debt year-on-year, as well as the reduction of average gross debt cost.

Net interest expense in 2003 decreased 49.1% to €400 million from €786 million in 2002. This decrease reflects the reduction of average net debt year-on-year.

Equity in Earnings of Unconsolidated Companies

Equity earnings in unconsolidated affiliates for 2004 was €87 million compared to equity earnings in 2003 of €146 million. The table below provides detailed information about equity earnings and losses of unconsolidated companies in 2004, 2003 and 2002.

	2004	2003	2002
	(millions of euro)
Affiliate Company
Oldelval, S.A.	0.9	(1.9)	15.1
Termap, S.A.	1.2	2.4	3.4
CLH	25.7	20.9	18.4
PBBPolisur	37.0	25.2	(37.5)
Petroken	10.5	9.8	10.5
Inversora Dock Sud, S.A.	1.0	15.4	(64.8)
Gas Argentino, S.A. (GASA)	—	—	(18.9)
Atlantic LNG(1)	—	39.0	19.6
Enagas	16.8	14.6	5.5
Gas de Aragón	0.8	0.8	3.0
Gas de Euskadi	0.1	0.2	3.5
Oleoducto Transandino (Chile)	(2.2)	1.9	3.0
Oleoducto Transandino (Argentina)	(3.2)	0.7	1.1
Other	(1.4)	17.2	3.0

Total	87.2	146.2	(35.1)

(1)	During 2004 this affiliate was accounted for under the proportional integration method.

Taxes

Repsol YPF’s effective tax rate in 2004 was 37.5%. Corporate income tax incurred by Repsol YPF in 2004 amounted to €1,309 million.

Repsol YPF’s effective tax rate in 2003 was 32%. Corporate income tax incurred by Repsol YPF in 2003 amounted to €1,048 million.

The effective tax rate in 2004 was higher than the 32% effective rate in 2003 mainly due to improved exploration and production results and fewer deductions available.

Minority Interest

Income attributable to minority interests in 2004 amounted to €230 million. The increase in 2004 mainly reflects Petronor’s higher year-on-year income.

Income attributable to minority interests in 2003 amounted to €210 million compared to €334 million in 2002. The variation in 2003 mainly reflects the exclusion of minority interests in Gas Natural in 2003 after the change in the consolidation method at the end of May 2002.

The table below provides detailed information about minority interests in 2004, 2003 and 2002.

	2004	2003	2002
	(millions of euro)
Affiliate Company
Repsol International Capital (RIC)(1)	156.0	156.8	175.7
YPF	11.6	14.0	14.2
Refinería La Pampilla, S.A.	(4.0)	1.0	7.1
Refipesa(2)	—	(0.9)	1.6
Gas Natural(3)	—	—	142.1
Petronor	26.9	9.3	12.1
Invergas/Gas Natural BAN	1.6	4.5	(40.0)
Andina	17.0	11.4	2.1
Repsol Comercial	3.7	4.5	4.9
EMPL	5.2	4.6	11.4
Other	12.2	4.7	2.4

Total	230.2	209.9	333.6

(1)	Relates to the preference shares issued by this affiliate.
(2)	This company was liquidated in the fourth quarter of 2004.
(3)	From 2000 to May 2002, this company was consolidated by the global integration method. From May 2002, it has been consolidated by the proportional integration method, which does not give rise to minority interests.

Net Income

Net income for 2004 was €1,950 million, a 3.5% decrease compared to 2003. Net income per share declined to €1.60 in 2004 from €1.65 in 2003. Net income for 2003 was €2,020 million, a 3.5% increase compared to 2002. Net income per share rose to €1.65 in 2003 from €1.60 in 2002.

3.5	Results of Operations by Business Segment

The tables below set forth Repsol YPF’s operating revenues and operating income by business segment for 2004, 2003 and 2002, as well as the percentage changes in revenues for the periods shown.

	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
	(millions of euro)
Operating revenue
Exploration and Production	7,610	6,419	5,580	18.6%	15.0%
Refining and Marketing(1)	35,074	32,480	31,289	8.0	3.8
Chemicals	3,025	2,240	2,109	35.0	6.2
Gas and Electricity(2)	1,845	1,486	3,110	24.2	(52.2)
Other operating revenues and adjustments in the consolidation process	(5,865)	(5,419)	(5,598)	—	—

Total operating revenues	41,689	37,206	36,490	12.1	2.0

	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
	(millions of euro)
Operating income
Exploration and Production	2,638	2,352	1,785	12.2%	31.8%
Refining and Marketing	1,629	1,196	854	36.2	40.0
Chemicals	253	155	97	63.2	59.8
Gas and Electricity(2)	274	212	633	29.2	(66.5)
Corporate and others(3)	(247)	(55)	(46)	—	—

Total	4,547	3,860	3,323	17.8	16.2

(1)	Includes approximately €5,533 million, €5,626 million and €5,532 million in 2004, 2003 and 2002, respectively, relating to excise taxes on the products marketed.
(2)	Includes Repsol YPF’s 47.04% interest in Gas Natural from 2001 to May 2002 (consolidated using the global integration method) and, from May 2002, its 24.04% interest in the same company (consolidated using the proportional integration method). In 2004 and 2003, Repsol YPF accounted for Gas Natural using the proportional integration method in accordance with its percentage ownership of Gas Natural, which was 30.85% at December 31, 2004 and 27.15% at December 31, 2003.
(3)	Consist primarily of overhead costs.

3.5.1	Exploration and Production (E&P)

	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
	(millions of euro)
Operating revenue
Spain	109	523	123	(79.2)%	325.2%
Argentina	4,243	3,981	3,814	6.6	4.4
Rest of Latin America	2,539	1,260	934	101.5	34.9
Rest of the World	719	655	709	9.8	(7.6)

	7,610	6,419	5,580	18.6	15.0

Operating revenue for 2004 was €7,610 million, an 18.6% increase compared to €6,419 million in 2003. The growth of operating revenue was principally due to higher international crude oil prices, improved gas realization prices, and expanded production and sales of gas, mainly in Bolivia, Argentina, and Trinidad and Tobago.

The average sale price for Repsol YPF’s basket of liquid products was $30.85/barrel in 2004, compared to $25.52/barrel in 2003. The average realization price for gas in 2004 was $1.29 per thousand cubic feet, 20.6%

higher than the previous year. This increase stemmed mainly from the higher gas realization price in Argentina and Trinidad and Tobago’s greater relative share of total sales, where prices exceeded the company’s average. The average price of gas in Argentina was $1.07 per thousand cubic feet, 25.9% higher than in 2003, reflecting the staged price increases approved by the Argentine government for industries, large-scale users, thermoelectric generating plants, and compressed natural gas (CNG) for vehicular consumption, which came into force in May and October.

In 2004, the average production of hydrocarbons was 1,165,800 barrels of oil equivalent per day, 2.9% higher than in 2003. The increase was mainly caused by the increased production of gas, which was 11.2% higher than in the previous year, offset in part by a reduction in crude oil net production. The gas production increase took place mainly in Argentina, Bolivia and Trinidad and Tobago. The production of liquids was affected by strikes and operating problems in Argentina and Trinidad and Tobago, as well as the effect that high crude oil prices have on the Production Sharing Contracts in Algeria.

Operating revenue for 2003 was €6,419 million, a 15.0% increase compared to €5,580 million in 2002. This increase was mainly due to the significant increase in production volumes of 13.2%, mainly in Trinidad and Tobago and Argentina and, to a lesser extent, in Bolivia. Higher international oil prices and the improvement of average gas realization prices were both contributing factors to the increase in operating revenue in 2003. During 2003, Repsol YPF obtained an average gas realization price of US$1.07 per thousand cubic feet, compared to US$0.79 per thousand cubic feet in 2002. The increase in average gas realization prices mainly reflected higher gas realization prices in Argentina, and the higher specific weight of sales from Trinidad and Tobago in total sales coupled with significantly higher international gas prices as compared to 2002 (Henry Hub). The average gas sale price in Argentina was 23% higher compared to 2002, reflecting the progressive dollarization of a portion of internal sales arrangements with certain industrial exporting clients in Argentina as well as the positive impact of the appreciation of the peso against the U.S. dollar. The average sale price of Repsol YPF’s crude oil basket was US$25.7 per barrel in 2003, compared to US$20.9 per barrel in 2002. The increase in operating revenues in Spain in 2003 was due to the change in criteria such that as of January 1, the results of operations of the sale of gas and the sale and transportation of LNG were included in the results of operations of the Exploration and Production business area, while in 2002 they were included in the results of operations of the Gas and Electricity business area, as well as a significant increase in the activity of such business area due to the commencement of operations of a third train at the Atlantic LNG plant.

	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
	(millions of euro)
Operating income
Spain	34	(10)	(18)	—%	—%
Argentina	1,663	1,615	1,315	3.0	22.8
Rest of Latin America	645	474	141	36.1	236.2
Rest of the World	296	273	347	8.4	(21.3)

	2,638	2,352	1,785	12.2	31.8

Exploration and Production operating income in 2004 increased 12.2% to €2,638 million from €2,352 million in 2003. The growth of operating income was principally due to higher international crude oil prices, the improvement in gas realization prices, and the expansion of gas production and sales, mainly in Bolivia, Argentina and Trinidad and Tobago.

An additional factor that contributed to the increase in operating income was the consolidation of the results of operations of the companies which operate liquefaction trains 1, 2, and 3 in Trinidad and Tobago, under way since the beginning of 2004, under the proportional integration method, in the Exploration and Production business area. These activities’ contribution to results of operations in 2004 amounted to €75 million. In 2003 the results of operations of these activities were included in the results of operations of the Gas and Electricity business area.

The dollar’s depreciation against the euro, higher amortization costs for exploration, rising unit costs of production, and in Argentina the effect of the strikes, the application of the natural gas export tax, and the increase in the tax on exports of crude oil and petroleum products offset the drivers described above which factors resulted in lower internal transfer prices and lower prices for oil sales to third parties. An additional negative influence was the oversupply of heavy crude, which provoked a widening of price spreads for those grades of crude.

Amortization costs for exploration amounted to €291 million in 2004, compared to €165 million in the previous year, due to increased investment in exploration.

In May 2004 the Argentine government increased the tax on crude oil exports from 20% to 25%. It also imposed a 20% withholding on natural gas exports and a 5% withholding on gasoline exports. In August 2004 and as a result of the rise in international crude oil prices, the crude oil export tax was again increased to a level above the existing 25% rate, by the introduction of surcharges varying from 3% to 20% for West Texas Intermediate (WTI) crude prices between $32 and $45/barrel, respectively. Repsol YPF made an aggregate withholding payment of $126 million in 2004, $111 million of which was for crude oil exports and $15 million of which was for natural gas exports.

Exploration and Production operating income in 2004 reflected capital gains from the sale of Indonesia assets of €12.3 million, while in 2003 Repsol YPF did not recognize capital gains from asset sales.

Exploration and Production operating income in 2003 was positively impacted by the incorporation since the beginning of 2003 of the operating income from the sale of gas and the sale and transportation of LNG, as well as the incorporation into Exploration and Production of the operating income of some of Repsol YPF’s affiliates in Argentina, mainly Mega and Pluspetrol Energy, which amounted to €142.3 million in 2003. In 2002 the results of operations of these activities were included in the results of operations of the Gas and Electricity business area. The positive results contributed by these activities were mainly due to the increase in the volumes of LNG sold, reflecting the start of operations ahead of schedule of the third train of liquefaction in Trinidad and Tobago and higher reference prices for natural gas (Henry Hub) in the United States.

These positive factors more than compensated for the negative effect of the appreciation of the euro against the U.S. dollar. Operating income was negatively affected by a change in accounting criteria. As of January 1, 2003 Repsol YPF changed the internal accounting criteria for inter-company transactions between the Exploration and Production and the Refining and Marketing business units in Argentina, resulting in inventories now being valued at production cost, which resulted in a negative adjustment of €80 million on Exploration and Production operating income. During 2003 Repsol YPF paid a 20% export tax on crude oil in Argentina which tax was introduced in 2002, which amounted to $136 million.

Exploration and Production operating income in 2003 does not reflect any capital gains from the sale of assets, while in 2002 Repsol YPF recognized capital gains of approximately €50 million from asset sales in Indonesia and Spain (La Lora).

3.5.2	Refining and Marketing

	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
	(millions of euro)
Operating revenue
Spain	25,103	21,430	20,798	17.1%	3.0%
Argentina	5,040	6,254	6,003	(19.4)	4.2
Rest of Latin America	3,191	2,974	2,824	7.3	5.3
Rest of the World	1,740	1,822	1,664	(4.5)	9.5

	35,074	32,480	31,289	8.0	3.8

Refining and Marketing operating revenue for 2004 was €35,074 million, an 8.0% increase compared to €32,480 million in 2003. This increase was mainly due to higher international product prices and higher petroleum product sales, excluding LPG, that amounted to 54,968 thousand tonnes and represented an increase of 2.6% with respect to 2003 sales. In Argentina, the impossibility of passing international price increases onto consumers continued to affect negatively revenues and margins.

LPG sales in Europe decreased 1.5% compared to 2003. Sales also declined in Spain by 1.9% as a result of competition from other energy sources (mainly electricity and natural gas) and growing competition in the LPG sector as a result of rising sales of products packaged by other companies.

In Latin America, LPG sales increased 5% compared to 2003 due to overall growth in the Peruvian and Ecuadorian markets and higher market shares in such countries.

Refining and Marketing operating revenue for 2003 was €32,480 million, a 3.8% increase compared to €31,289 million in 2002. This increase was mainly due to higher sales of petroleum products: sales of petroleum products increased 3% in Spain, 4% in Argentina and 6.9% in the other countries where Repsol YPF operates. In addition, the recovery in commercial margins in Argentina was notable, though limited due in part to the price stability pacts in place throughout the year.

LPG sales in 2003 decreased 1.3% compared to 2002, mainly as a result of a reduction of 1.9% in sales in Spain, reflecting the increase in use of alternative energy sources, like natural gas and electricity, as well as the growth of other competitors in the LPG market. Sales in Latin America declined slightly (0.8%) reflecting the lower demand in Argentina caused by the economic crisis, but offset in part by strong growth in Peru.

	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
	(millions of euro)
Operating income
Spain	1,250	677	659	84.6%	(2.7)%
Argentina	359	466	134	(23.0)	247.8
Rest of Latin America	8	41	51	(80.5)	(19.6)
Rest of the World	12	12	10	—	20.0

	1,629	1,196	854	36.2	40.0

Refining and Marketing operating income in 2004 increased 36.2% to €1,629 million from €1,196 million in 2003, principally reflecting the ongoing improvement in refining margins throughout 2004 in spite of the negative effects resulting from the appreciation of the euro against the dollar.

Repsol YPF’s refining margins in 2004 increased $2.52 per barrel to $5.71 per barrel, attaining historical highs in the fourth quarter.

In Spain, marketing margins, in line with the general market trend, were slightly lower year-on-year, due to the sharp increase in prices and the delay in passing such price increases on to consumer through higher retail prices. In Argentina, margins were severely slashed by the impossibility of transferring the increases in feedstock costs to consumers.

The major increase in international prices in the second half of 2004 had a negative impact on margins for LPG bottled in Spain, because the formula for determining the maximum price of packaged LPG does not allow Repsol YPF to pass the higher cost onto consumers. As a result, margins fell 8.2% compared to the previous year. In spite of the loss of economies of scale due to decreased sales, the Spanish Government did not increase marketing costs, the component it uses to reflect operating costs in the final market price. The total margin for the LPG in Spain was 4% lower than in 2003.

In Latin America, despite the increase in international commodity prices, retail margins were higher than in the previous year, with the exception of Bolivia where the margins have remained virtually unchanged due to changes in the regulatory framework.

Refining and Marketing operating income in 2003 increased 40% to €1,196 million from €854 million in 2002, principally reflecting the improvement in refining margins throughout 2003, as well as the improvements in the results of operations in Argentina in spite of the negative effects resulting from the appreciation of the euro against the dollar.

Repsol YPF’s refining margins in 2003 increased $1.64 per barrel to $3.19 per barrel, reflecting a recovery in international margins from the lows experienced in 2002 to mid-cycle levels. In early 2003, margins increased due to cold weather in Europe and the United States, as well as a tight global inventory position. In the first quarter of 2003, margins in Europe reached an all-time high.

The operating margins of the Spanish marketing unit in 2003 were in line with margins in 2002. Operating margins of the Argentine marketing unit improved significantly in 2003 as a consequence of the appreciation of the peso against the dollar and in spite of the price stability pacts in place throughout the year.

Bottled LPG operating margins in Spain were negatively affected by the higher international prices for raw materials in the first quarter of 2003, because the formula for maximum prices for bottled LPG did not permit Repsol YPF to pass on the higher costs to consumers and, therefore, margins declined in the first half of 2003. Margins improved in the second half of 2003 and the overall bottled LPG margins in 2003 in Spain were slightly higher (2%) year-on-year compared to 2002. Despite the loss of certain economies of scale due to the reduction in sales, marketing costs, through which the Spanish Government recognizes the operating costs and compensates the different links in the production and supply chain, did not increase in 2003. Retail margins increased in Argentina due to the fact that international prices and exchange rates movements were taken into consideration in the agreement on price stability. Retail margins increased also in Chile and Ecuador. Peru was the only country in Latin America in which Repsol YPF was unable to transfer the increased costs of raw materials into a higher final sale price. Wholesale margins increased in both Argentina and Bolivia due to high international prices.

3.5.3	Chemicals

	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
	(millions of euro)
Operating revenue
Spain	2,443	1,774	1,714	37.7%	3.5%
Argentina	544	466	395	16.7	18.0
Rest of Latin America	5	—	—	—	—
Rest of the World	33	—	—	—	—

	3,025	2,240	2,109	35.0	6.2

The operating revenue from the chemical business area increased 35% due to the combined effect of higher sales and higher selling prices. Basic product prices and polyolefins prices, increased in line with price trends in the international market, and Repsol YPF saw higher sales of basic products in Europe, polyolefins and industrial products.

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

	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
	(millions of euro)
Operating income
Spain	111	43	41	158.1%	4.9%
Argentina	140	112	56	25.0	100.0
Rest of Latin America	—	—	—	—	—
Rest of the World	2	—	—	—	—

	253	155	97	63.2	59.8

Chemicals operating income amounted to €253 million, 63.2% higher than in 2003. The increase in operating income was the result of higher sales volume and higher international margins for basic petrochemicals and for derivatives in Argentina (urea and methanol). The margin for derivative chemicals in Europe, however, declined compared to 2003 because, while the high prices of ethylene and propylene have impacted polyolefins and the margin has been maintained, the margin for styrene was lower due to the high prices of benzene.

Average international margins in 2004 can be characterized as medium cycle, slightly higher than margins in the prior year. Compared to 2003, the higher margins for urea and methanol, due to higher international sales prices, as well as the higher margins for basic petrochemicals due to greater price increases in the international markets than the increases for the raw material naphtha, stand out.

Chemicals operating income for 2003 increased 59.8% to €155 million from €97 million in 2002, mainly due to higher margins in basic petrochemicals and certain derivative products in Latin America (urea and methanol), as well as higher sales volumes. Sales volumes in 2003, reaching 4 million tonnes, increased 13.6% compared to 2002, and of particular note was the 224,000 tonne increase in sales of methanol (which represented an increase of 378.4%).

3.5.4	Gas and Electricity

	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
	(millions of euro)
Operating revenue
Spain	1,506	1,252	2,627	20.3%	(52.3)%
Argentina	51	44	76	15.9	(42.1)
Rest of Latin America	203	163	394	24.5	(58.6)
Rest of the World	85	27	13	214.8	107.7

	1,845	1,486	3,110	24.2	(52.2)

Gas and Electricity operating revenues in 2004 increased 24.2% to €1,845 million from €1,486 million in 2003. This increase was mainly due to the increase in Repsol YPF’s participation in Gas Natural SDG (from January 1 to March 31, 2004, Repsol YPF consolidated 29.35% of Gas Natural SDG and from April 1 to December 31, 2004, it had a 30.85% participation, compared to 24.04% from January 1 to March 31, 2003, 25% from April 1 to June 30, 2003, 26.46% from July 1 to July 31, 2003, 27.02% from August 1 to October 31 2003, and 27.15% from November 1 to December 31, 2003), a 8.3% increase in sales volumes growth across all regions (except in Argentina) and acquisitions in Puerto Rico, Brazil and Italy.

The increase in sales volumes in Spain reflects the growth of the unregulated market and higher sales to thermal power generators. The increase in sales volumes in Latin America (except in Argentina) was mainly due to the increase in the number of clients and the economic recovery that took place throughout the region.

The total liberalization of the Spanish gas market in 2003 provided by Royal Decree Law 6/2000 has allowed consumers to freely choose between the regulated market and the unregulated market, where they can choose their gas supplier. In 2004, the unregulated market represented approximately 81% of the total Spanish gas market, as compared to 70% in 2003. See Section 2.3.1.3 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas System.” Gas Natural’s market share of the unregulated market, which it holds through Gas Natural Comercializadora, S.A., decreased to approximately 56% in 2004 from 58% in 2003. In 2004, Gas Natural’s sales of gas in the unregulated Spanish market represented 57% of Gas Natural’s gas sales in Spain, as compared to 51% in 2003. The transfer of clients from the regulated market, where Gas Natural’s revenues consist of gas sales at regulated tariffs, to the unregulated market, where Gas Natural’s revenues consist of sales at unregulated prices plus tolls for the use of its gas network, did not have a material impact on Repsol YPF’s 2004 operating revenues or operating income from gas and electricity operations and is not expected to have a material impact in 2005 because the loss of market share has been counterbalanced by an increase in the size of the market itself, which has permitted and, Repsol YPF believes, will continue to permit Repsol YPF to increase its sales volumes. Repsol YPF believes that current tolls, which are fixed by law, will allow Repsol YPF to recover its investment and further develop its gas infrastructure.

In the unregulated electricity market, Gas Natural Comercializadora had a market share of approximately 6% in 2004.

Gas and Electricity operating revenues in 2003 decreased 52.2% to €1,486 million from €3,110 million in 2002. This decrease was mainly due to the change in consolidation of Gas Natural from full consolidation until May 2002 to proportional integration thereafter and the change in the consolidation method of Enagas within Gas Natural’s accounts from full consolidation until July 2002 to the equity method thereafter; the change in the compensation system for regulated activities in Spain in February 2002, which resulted in stable revenues from these activities throughout the year compared to the relatively higher revenues in the first two months of 2002 prior to the regulatory change (See Section 2.5 “Seasonality”); the reclassification of revenues from certain affiliated companies in Latin America and the appreciation of the euro relative to the U.S. dollar. This decrease was partially offset by a 12.9% increase in sales volumes as a consequence of sales volume growth across all regions, in particular in the United States. The slight increase in sales volumes in Spain reflects the positive results of the Spanish gas trading business and higher sales to thermal power generators. The marginal increase in sales volumes in Latin America was mainly due to the increase in the number of clients and the economic recovery that took place throughout the region.

In 2003, the unregulated market represented approximately 70% of the total Spanish gas market, as compared to 55% in 2002. See Section 2.3.1.3 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas System.” Gas Natural’s market share of the unregulated market, which it holds through Gas Natural Comercializadora, S.A., decreased to approximately 58% in 2003 from 63% in 2002. In 2003, Gas Natural’s sales of gas in the unregulated Spanish market represented 51% of Gas Natural’s gas sales in Spain, as compared to 39% in 2002. The transfer of clients from the regulated market, where Gas Natural’s revenues consist of gas sales at regulated tariffs, to the unregulated market, where Gas Natural’s revenues consist of sales at unregulated prices plus tolls for the use of its gas network, did not have a material impact on Repsol YPF’s 2003 operating revenues or operating income from Gas and Electricity.

In the unregulated electricity market, Gas Natural Comercializadora maintained a market share of almost 5% in 2003.

	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
	(millions of euro)
Operating income
Spain	175	161	506	8.7%	(68.2)%
Argentina	11	9	34	22.2	(73.5)
Rest of Latin America	54	16	27	237.5	(40.7)
Rest of the World	34	26	66	30.8	(60.6)

	274	212	633	29.3	(66.5)

Gas and Electricity operating income in 2004 increased 29.3% to €274 million from €212 million in 2003. This increase was mainly due to the increase in Repsol YPF’s participation in Gas Natural SDG (from January 1 to March 31, 2004, Repsol YPF consolidated 29.35% of Gas Natural SDG and from April 1 to December 31, 2004, it had a 30.85% participation, compared to 24.042% from January 1 to March 31, 2003, 25% from April 1 to June 30, 2003, 26.46% from July 1 to July 31, 2003, 27.02% from August 1 to October 31, 2003, and 27.15% from November 1 to December 31, 2003), an 8.3% increase in sales volumes growth across all regions (except in Argentina) and acquisitions in Puerto Rico, Brazil and Italy.

Gas and Electricity operating income in 2003 decreased 66.5% to €212 million from €633 million in 2002. This decrease was mainly due to the full consolidation of Gas Natural until May 2002 and Enagas until July 2002, the change in the compensation system for these activities in Spain in February 2002, which resulted in stable revenues from these activities throughout the year compared to the relatively higher revenues in the first two months of 2002 prior to the regulatory change, the reclassification of revenues from certain affiliated companies in Latin America and the appreciation of the euro relative to the U.S. dollar.

3.6	Extraordinary Income (Loss)

The following table provides a breakdown of extraordinary income and loss items for 2004, 2003 and 2002. These items are required to be classified as extraordinary items under Spanish GAAP but would not be so classified under U.S. GAAP.

	Year Ended December 31,
	2004	2003	2002
	(millions of euro)
Extraordinary income (loss)
Labor force restructuring	(76)	(32)	(54)
Provision for write-down of fixed assets	137	271	(419)
Provision for losses of immaterial subsidiaries not consolidated	(16)	(22)	(4)
Provision for tax contingencies	(422)	(48)	(47)
Provision for other contingencies	(343)	(339)	(190)
Reversal of provisions	17	36	26
Subsidies and other earnings credited to income	5	5	8
Gain on disposal of stakes in companies and fixed assets	34	83	1,588
Other extraordinary items, net	(18)	(108)	(260)

Net Extraordinary Income/(Loss)	(682)	(154)	648

Labor force restructuring

The following table provides a breakdown of the expenses incurred in connection with labor force restructuring.

	Year Ended December 31,
	2004	2003	2002
	(millions of euro)
Extraordinary expenses
Repsol Petróleo, S.A.	9.1	2.9	7.6
Repsol Butano, S.A.	9.8	4.5	5.4
Repsol Química, S.A.	3.7	2.9	1.2
Repsol Comercial, S.A.	3.9	2.8	4.8
Repsol Exploración, S.A.	1.9	1.5	4.0
YPF, S.A.	2.6	3.1	4.2
Repsol YPF, S.A.	44.7	13.8	13.0
Other companies	—	0.3	13.6

	75.7	31.8	53.8

Amount credited to labor force restructuring allowance	2.6	1.5	16.2

Cash payments during year
Provided for in the current year	73.1	30.3	37.6
Provided for in prior periods	7.2	1.0	23.6

	80.3	31.3	61.2

Year end balance in allowance for labor force restructuring	8.0	11.9	16.9

In 2000, Repsol YPF was a party to a labor restructuring agreement with all labor unions representing employees in Spain, which was approved by the Ministry of Labor and which covered all middle management personnel with 55 or more years of age from 2000 to 2002. Approximately 250 employees participated in such agreement and retired from Repsol YPF during the period 2000-2002. The extraordinary expense incurred in 2003 related to early retirements entered into on individual bases and not as part of any labor restructuring agreement or related arrangement. The extraordinary expense incurred in 2004 was mainly related to an organizational restructuring, which resulted in the termination of the employer-employee relationship between the Group and some of its management personnel. The restructuring was approved and announced to those affected in late 2004.

Provision for write-down of fixed assets

In 2004, Repsol YPF recorded net reversal of provisions of €137 million, which is mainly composed of a €208 million net reversal of provisions for the write-down of certain upstream assets, as detailed below, partially offset by a €58 million provision which we recorded for asset impairment in Brazil.

Repsol YPF recorded a €167 million reversal of provisions in Mene Grande (Venezuela) due mainly to the high crude oil prices during 2004, offset in part by the increase in royalties from 20% in 2002 to 30% in 2004. The movements in the amount of reserves in Mene Grande during 2004 were the following, a total of 7.5 million standard barrels have been added to the proved reserves category during 2004. The proved developed reserves increased 6,857 thousand barrels due mainly to the successful results of the infill drilling campaign carried out in the Miocene reservoir, with 24 producers drilled. The proved undeveloped reserves have been revised according to the actual development plans, incorporating 680 thousand barrels. The results of the 24 wells drilled have been better than expected, they have developed 7,330 thousand barrels while the preliminary reserves assigned to these wells were 6,520 thousand barrels. The workover performed in five wells incorporated 572 thousand barrels to proved developed reserves. The pilot water flooding project in the Miocene Main Field has incorporated 1,210 thousand barrels to proved developed reserves from probable and possible. The probable and possible reserves have been revised in order to align them with the actual field development plan. The probable reserves have been reduced by 12,080 thousand barrels and the possible reserves have been reduced by 3,235 thousand barrels. The main reduction has been carried out in the Eocene reservoir due to the revision of the development plan.

In Río Negro Norte (Argentina), a positive revision of 361 thousand boe of proved developed reserves was applied in La Yesera field to reflect actual reservoir performance, but the non-proved reserves were downgraded 11.4 million boe because of the results of an updated volumetric evaluation. In Other fields, a negative revision of 2.5 million standard barrels of proved developed oil was applied to reflect actual reservoir performance. Also, the proved undeveloped oil reserves were downgraded 1.8 million standard barrels because of the results of an updated volumetric evaluation. A downward revision of 1.8 million standard barrels of non-proved oil reserves was applied to reflect the lack of immediate development plans. Repsol YPF charged to income a €50 million provision due to this negative revision of the reserves.

In CAM 2A SUR (Poseidon, Argentina), Repsol YPF charged to income a €24 million provision because of the downward net proved reserves revision of 5.9 millions of barrels of oil equivalent (10.7 billion standard cubic feet of gas and 4.0 millions of barrels of oil and condensate) took place due to worse than expected performance and poor development drilling results. (€24 million provision).

In Los Perales (Argentina), the drilling delineation activity (18 wells) around the proved areas added 0.9 million standard barrels of proved oil reserves. A negative revision of 3.1 million standard barrels of proved developed oil reserves was applied to reflect actual reservoir performance. Waterflooding development plans related to new projects added 4.7 million standard barrels of proved undeveloped oil reserves, which resulted in a €86 million reversal of provisions made in prior years when lower pricing curves were used.

In 2003, Repsol YPF recorded the reversal of provisions of €275 million, which were previously recorded for impairments of certain fixed assets, due to the economic recovery in the value of the assets associated with hydrocarbon reserves against which provisions had been previously recorded. In 2002 and 2001, Repsol YPF recorded provisions for write-down of fixed assets, principally related to the impairment of fixed assets associated with hydrocarbon reserves, as a result of comparing the market value of or future cash flows to be derived from proved and unproved oil and gas reserves with the net book values of the assets associated therewith. In 2002, Repsol YPF recorded impairment charges totaling €410 million, of which €206 million related to Mene Grande, an oil field in Venezuela, as a result of the decrease in proved reserves and an increase in the royalties paid on oil and gas produced in Venezuela, and €192 million related to Aguaragüe, a gas field in Argentina, also due to a decrease in proved reserves.

Provision for tax contingencies

Due to the extent of our operations and the multiple tax regimes that we are subject to, Repsol YPF’s tax affairs are complex. In addition, we are subject to uncertainties regarding the interpretation or application of the tax law in the various countries in which we operate. Given these uncertainties, from time to time the Group makes provisions for its best estimate of the probable outcome from the finalization of its tax liabilities.

In 2004, a number of legal and administrative decisions had tax implications for the Repsol YPF Group, mainly in Spain and Argentina.

In Spain, the Audiencia Nacional (Supreme Court) and the Central Economic-Administrative Court ruled against the Group in a number of cases. These cases dated from 1992 and 1997 and were mainly concerned with corporate income tax and the special oil and gas tax. In addition, the tax inspection of the Company’s returns for 1998 to 2001 is close to completion.

In Argentina, the local tax authorities made a number of demands in 2004, mainly concerning income tax.

Repsol YPF considers that its actions in the cited cases complied with applicable law and are defensible under reasonable interpretations of applicable standards. It has therefore lodged the appropriate appeals to defend the interests of the Group and its shareholders.

Nonetheless, given the uncertainty generated by the new circumstances and the possible materialization of tax risks, a provision of €422 million was recorded in 2004 as an extraordinary loss.

Of this amount, €207 million is in respect of corporate income tax, €97 million in respect of other taxes, €27 million for late payment of interest accrued in 2004, €100 million for late payment of interest accrued in previous years and €5 million for possible punitive tax charges.

Based on the best information available, the provisions made at year-end were considered sufficient to cover the Group’s tax contingencies. That said, interpretations of tax standards governing the Group’s operations may vary, and further tax contingencies may arise in the future, though these should not have any significant impact on the Consolidated Financial Statements.

Provision for other contingencies

This caption includes amounts reflecting Repsol YPF’s best estimate of likely losses and covers a range of different matters across the Group.

The most significant items included in 2004 were: €84 million in additional provisions were recorded relating to the valuation of a take or pay commitment to transport certain quantities of crude oil through an oil pipeline in Ecuador (this additional provision was recorded following our review at the close of 2004 of our obligations under this contract); €72 million in provisions related to certain litigation contingencies at YPF’s subsidiary, Tierra Solutions; €56 million in provisions for the estimated loss derived from certain clauses of an asset swap contract between Repsol YPF Brasil, S.A. and several Petrobras Group companies as a consequence of changes in certain contractual values during 2004; €61 million in provisions were recorded to cover other litigation contingencies; and €25 million in provisions were recorded in respect of loyalty programs for key employees.

The most significant items in 2003 were the provision related to the valuation of a take or pay commitment (see Section 2.2.1.3 “Information on Repsol YPF—Operations—Exploration, Development, Acquisitions and Production—Ecuador”) to transport certain quantities of crude oil through an oil pipeline in Ecuador (€162 million), the extraordinary provision related to the modification of certain actuarial variables used to calculate the provision required for pension obligations in respect of employees of Maxus Energy Corporation, an affiliate of YPF (€27 million), the provision related to litigation (€35 million), the plant stoppage provision (€30 million) and the provision related to the key employee loyalty allowance (€28 million).

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

Reversal of provisions

In 2004, the various items under this heading were of insignificant magnitude when considered individually.

In 2003 and 2002, the main item under this heading mainly corresponded to the application of tax provisions as a result of legal decisions in favor of Repsol YPF, which amounted to €15 million in each of 2003 and 2002.

Under Spanish GAAP, increases and decreases in provisions are reported separately whereas under U.S. GAAP it is common practice for only the net adjustment to be reported.

Subsidies and other earnings credited to income

Under Spanish GAAP, subsidies received from the Spanish Government are allocated to income over the useful lives of the project to which they relate and reported as an extraordinary item.

Gain on disposal of stakes in companies and fixed assets

The most significant gains during 2004 resulted from the sale of Gas Natural SDG’s 12.5% stake in Enagas, S.A. (€48.3 million) and from the sale of Global Companies LLC (€13.3 million), partially offset by losses from other sales.

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

In 2004, the main items corresponded to the non-recurring effect of certain amortizations (€73 million) derived from the partial reversal of the provision for depreciation of certain exploration and production assets during 2004. This caption also included a positive result of €51 million due to price adjustments provided for in the CLH sales agreements signed in prior years.

In 2003, the main items corresponded to the non-recurring effect of certain amortizations (€72 million) derived from the partial reversal of the provision for depreciation of certain exploration and production assets during 2003. In 2002, the main item corresponded to €90 million of losses related to operations that occurred prior to 2002 and were confirmed after 2001.

3.7	Analysis of Movements in Other Provisions

Note 14 to the Consolidated Financial Statements discloses the movements in Other Provisions. A substantial proportion of these movements reflect Extraordinary Income (Loss) items described above.

In 2004, the total amount allocated under this caption was €439 million, of which €339 million was charged to extraordinary income, €14 million to interest income and €86 million to operating income. The most important charges to operating income corresponded to plant stoppage provisions (€44 million) and allowances for litigation (€16 million). The amounts credited to results corresponded principally to insurance provisions.

In 2003, the total amount allocated under this caption was €384 million, of which €290 million was charged to extraordinary income, €12 million to interest income and €82 million to operating income. The most important charges to operating income corresponded to allowances for litigation and environmental contingencies (€41 million) and plant stoppages provisions (€18 million). The amounts credited to results corresponded to litigation and environmental contingencies and plant stoppages provisions (€75 million).

In 2002, the total amount allocated under this caption was €300 million, of which €149 million was charged to extraordinary income, €94 million to interest income and €57 million to operating income. The most important charges to operating income corresponded to allowances for litigation and environmental contingencies (€32 million). The main item reported under interest income was a €87 million allowance for the exercise of the swaption sold related to the 1997 preference shares issue, which was charged against interest income. See Notes 12 and 23 to the Consolidated Financial Statements. The amounts credited to results corresponded to provisions for doubtful accounts and environmental contingencies (€79 million).

3.8	Liquidity and Capital Resources

3.8.1	Financial Condition

Repsol YPF has a substantial portfolio of liquid financial investments (shown in its balance sheet as temporary cash investments) and other long-term financial investments included as non-current assets. These items, which are readily convertible into cash, and cash are deducted from total debt to arrive at a “net debt” amount.

The total debt and net debt at December 31, 2004, 2003 and 2002 were as follows:

	At December 31,
	2004	2003	2002
	(millions of euro)
Financial condition
Long-term debt	6,012	6,454	8,273
Short-term debt	3,434	4,369	3,999

Total debt	9,446	10,823	12,272

Less:
Cash	(358)	(247)	(195)
Temporary cash investments	(3,696)	(5,031)	(4,270)
Long-term financial investments	(472)	(498)	(335)

Net debt	4,920	5,047	7,472

Repsol YPF’s capitalization and adjusted capitalization at December 31, 2004, 2003 and 2002 are as follows:

	At December 31,
	2004	2003	2002
	(millions of euro, except ratios)
Short-term debt	3,434	4,369	3,999
Long-term debt	6,012	6,454	8,273

I Total Debt	9,446	10,823	12,272

Minority interests	4,036	4,054	4,223
Equity	14,545	13,632	13,586
II Capitalization	28,027	28,509	30,081
III Less
Cash and temporary cash investments	(4,054)	(5,278)	(4,465)
Long-term financial investments	(472)	(498)	(335)
IV Plus
Subsidies and deferred revenues	276	336	262
State financing of investments in exploration	0	3	3
V Adjusted Capitalization	23,777	23,072	25,546

Total Debt to Capitalization Ratio (I / II)	33.7%	38.0%	40.8%
Net Debt to Adjusted Capitalization Ratio (I – III / V)	20.7%	21.9%	29.2%

During 2004, Repsol YPF’s net debt-to-adjusted capitalization ratio continued its decline to 20.7% at December 31, 2004, with total outstanding net debt of €4,920 million at that date. Repsol YPF’s management believes that “net debt” and “adjusted capitalization”, neither of which are amounts calculated in accordance with Spanish GAAP, constitute material information to investors because they form an integral part of the Group’s internal reporting and planning process as relevant measures of the Group’s liquidity and creditworthiness (particularly when combined in the net debt-to-adjusted capitalization ratio). Consistent with this approach, Repsol YPF’s 2005-2009 Strategic Plan announced in May 2005, sets financial strength targets for the period which are expressed in terms of the net debt-to-adjusted capitalization ratio. This is also consistent with the Group’s financial structure and condition for the following reasons:

•	Repsol YPF carries on its balance sheet a substantial portfolio of liquid financial investments (shown as temporary cash investments) and other long-term financial investments (included as non-current assets), which are readily convertible into cash. Repsol YPF’s management (together with other companies in the industry) believes that, in these circumstances, net debt provides a better basis on which to assess the level of external funding required by the Group to finance its operations.

•	The Group’s management believes that, considering the Group’s specific financial structure, “adjusted capitalization” is the magnitude that more accurately and comprehensively reflects the total amount of financial resources (provided both by external parties and from its shareholders) which are being employed by the Group at any particular point in time to finance its operations.

The following table shows the sources of net debt variation for 2004 and 2003.

	2004	2003
	(millions of euro)
Net debt at the beginning of period	(5,047)	(7,472)
Net cash provided by operating activities	5,367	4,477
Divestments	261	220
Capital expenses	(3,747)	(3,642)
Dividend paid	(691)	(572)
Change in the consolidation method of Gas Natural and others	(262)	(175)
Variation in commercial working capital and other	(1,205)	842
Exchange rate translation effect	404	1,275

Net debt at the end of period	(4,920)	(5,047)

Cash flow from operating activities in 2004 was €4,237 million, as compared to €5,373 million in 2003. Cash flow from operating activities in 2004 reflects negative adjustments to net income for gains on asset disposals of €21 million, as compared to negative adjustments to net income for gains on asset disposals of €56 million in 2003. Cash flow from operating activities in 2004 includes net income before minority interests and gains on asset disposals of €2,159 million, as compared to €2,174 million in 2003 and depreciation and amortization and non-cash provisions of €3,208 million, as compared to €2,303 million in 2003. Cash flow from operating activities in 2004 decreased by €1,130 million to meet Repsol YPF’s working capital requirements, as compared to an increase of €896 million in 2003.

Cash flow from investing activities in 2004 reflected net cash outflows of €3,523 million, as a result of investments in fixed assets and other assets of €3,784 million, which was offset in part by proceeds from disposals of €261 million. Cash flow from investing activities in 2003 reflected net cash outflows of €3,633.

The remaining free cash flow in 2004 was used to pay €752 million in dividends in 2005 relating to fiscal year 2004, as compared to €634 million in dividends paid in 2003. The balance was used to reduce Repsol YPF’s outstanding debt.

The following table sets forth information with regard to our financial debt and preferred shares, detailed by currency, as of December 31, 2004:

	Expected maturity date
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total
	(millions of euro equivalent)
Financial debt(1)
US$	3,353	685	226	217	692	1,918	7,090
Euro	(108)	378	226	14	64	1,493	2,066
Other	189	15	52	—	17	17	290
Preferred shares
US$	—	—	—	—	—	536	536
Euro	—	—	—	—	—	3,000	3,000

(1)	The gross financial debt split by currencies takes into account the currency of denomination plus cross-currency interest rate swaps and foreign currency forwards.

The main instruments that are currently outstanding in the market are as follows:

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

On October 8, 2004, Repsol International Finance issued €1 billion in aggregate principal amount of 4.625% notes, due October 8, 2014. Payment of principal and interest is guaranteed by Repsol YPF.

3.8.1.1	Contractual Obligation

The following table sets forth information with regard to Repsol YPF’s contractual obligations for the years indicated below, as of December 31, 2004:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(millions of euro equivalent)
Contractual obligation(1)
Total financial debt	9,446	3,434	1,582	1,004	3,426
Transport—Time charter fees(2)	340	73	118	83	66
Operating leases(3)	621	66	120	103	332
Purchase obligations:
Purchases of services	432	161	160	51	60
Transport of crude oil through oil pipelines(4)	1,216	92	184	189	751
Transport of natural gas through gas pipelines	985	82	156	150	597
Other transport commitments	87	16	31	18	22
Investment commitments(5)	461	210	215	34	2
Purchases of goods(6)	16,544	1,281	2,079	1,928	11,256
Petrochemicals	509	99	160	90	160
LPG	19	9	7	2	1
Natural gas(7)	15,675	1,141	1,849	1,776	10,909
Electricity	144	11	23	23	87
Other purchases	197	21	40	37	99
Other liabilities reflected on Repsol YPF’s Balance Sheet under Spanish GAAP(8)(9)	7,679	5,906	518	147	1,108

Total	37,811	11,321	5,163	3,708	17,620

(1)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using Repsol YPF’s best estimates.
(2)	Includes lease for time charter tankers for transport of crude oil, petroleum products, LPG, and natural gas not reflected in the balance sheet as of December 31, 2004. See Section 2.2.2.2 “Information on Repsol YPF—Operations—Refining and Marketing—Transport of Crude Oil and Distribution of Petroleum Products” and Section 2.2.4.1 “Information on Repsol YPF—Operations—Natural Gas—Spain”.
(3)	Mainly reflects service station leases, which amount to €432 million.
(4)	Mainly reflects the agreement with the Ecuadorian company OCP Ecuador, S.A., which owns a crude oil pipeline in Ecuador. Repsol YPF undertook to transport 100,000 barrels/day of crude oil for a 15-year period commencing as of the date the agreement went into effect in September 2003 at a variable rate. See Section 2.2.1.3 “Information on Repsol YPF—Operations—Exploration, Development, Acquisitions and Production—Ecuador”.
(5)	Mainly reflects exploration and production investment commitments, which amount to €432 million.
(6)	Does not include the Pemex contract, see Section 2.2.2.1.1 “Information on Repsol YPF—Operations—Refining and Marketing—Refining—Installed Capacity, Supply and Production”, because it does not qualify as a purchase obligation according to the Final Rule on Disclosure of Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.
(7)	Mainly reflects the long-term commitments to purchase natural gas from the Gas Natural Group, in which Repsol YPF held a 30.847% stake as of December 31, 2004, which amount to €12,925 million. The 25-year supply contract between Gas Natural and Sonatrach (see Section 2.2.4.1 “Natural Gas”) included in the table of contractual obligations under the caption “Purchase obligations—Purchases of goods—Natural gas” includes an amount of €3,113.5 million (equivalent to 1,036.7 billion cubic feet) in respect of this contract (taking into account Repsol YPF’s ownership interest in Gas Natural as of December 31, 2004). The economic value of this commitment was calculated based on the company’s best estimates of gas prices for the year 2005.

(8)	Includes the long-term debt recorded under the long term commercial creditors caption for the three Repsol YPF tankers and Repsol YPF’s share in the two Gas Natural tankers leased for LNG transport, which amount to €889 million and €211 million, respectively. The short-term portion of these operations is reflected in current liabilities, in the amount of €44 million and €9 million, respectively. See Section 2.2.2.2 “Information on Repsol YPF—Operations—Refining and Marketing—Transport of Crude Oil and Distribution of Petroleum Products” and Section 2.2.1.4.2 “Information on Repsol YPF—Operations—Explorations and Production—Other Activities—LNG”.
(9)	Also includes the amount recorded as customer advances for YPF’s long-term crude oil sales, amounting to €222 million. See Section 3.8.1.2 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Transactions with Unconsolidated Special Purpose Entities”.

Does not include long-term provisions on the balance sheet at December 31, 2004, which amounted to €2,144 million.

The following table sets forth information with regard to Repsol YPF’s sales commitments for the years indicated below, as of December 31, 2004:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(millions of euro equivalent)
Sales Commitments(1)
Crude oil sales(2)	266	71	142	53	—
Natural gas sales(3)	14,267	1,623	2,278	2,029	8,337
LPG sales	1,723	140	268	266	1,049
Petrochemical product sales	454	236	218	—	—
Petroleum product sales	1,600	644	615	122	219
Other sales	82	28	47	2	5
Transport	165	14	29	29	93
Provision of services	103	8	17	17	61
Leases(4)	321	39	59	41	182

Total	18,981	2,803	3,673	2,559	9,946

(1)	Includes sales commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using Repsol YPF’s best estimates.
(2)	Mainly reflects the crude oil delivery commitments under YPF’s long term crude oil sales, for a total of €245 million, valued at the price set forth in such contracts. See Section 3.8.1.2 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Transactions With Unconsolidated Special Purpose Entities”.
(3)	Mainly reflects YPF’s natural gas sale commitments totaling €5.765 billion, undertakings to sell natural gas from Trinidad and Tobago amounting to €5.552 billion (See Section 2.2.1.3 “Information on Repsol YPF—Operations—Exploration and Production—Exploration, Development, Acquisitions and Production—Trinidad and Tobago”), and that portion of the Gas Natural Group’s commitments attributable to Repsol YPF, for €1.760 billion.
(4)	Mainly reflects the value of the lease of the Gaviota underground natural gas storage facilities, in the amount of €280 million. See Section 2.2.1.3 “Information on Repsol YPF—Operations—Exploration and Production—Exploration, Development, Acquisitions and Production—Spain”.

Repsol YPF has additional commitments under derivative contracts and guarantees. For a discussion of these additional commitments see Section 9 “Quantitative and Qualitative Disclosure About Market Risk” and Section 3.8.1.5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Guarantees Provided” below.

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

Forward Oil Sale Agreements

Since 1996, YPF has entered into three forward oil sale agreements, which we refer to as the FOS transactions in this annual report. These agreements were entered into in order to obtain cash to fund operations in advance of the actual sale and delivery of oil. Under these transactions, YPF was advanced $381 million in 1996, $300 million in 1998 and $383 million in 2001, against future deliveries of oil. YPF’s obligations under the FOS transactions are recorded as a liability in the consolidated balance sheet as customer advances and will be reduced and taken to income as the physical deliveries are made over the term of the contracts. As of December 31, 2004, the amount of FOS customer advances recorded on our consolidated balance sheet was €222 million. The obligations to deliver crude oil under the agreements entered into in 1996 have been satisfied in their entirety, with the last delivery having taken place in October 2003. The obligations to deliver crude oil under the 1998 and 2001 agreements will continue through June 2008 and December 2008, respectively.

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

YPF is exposed to any change in the price of the crude oil it will deliver in the future under the FOS transactions. YPF’s exposure derives from various crude oil swap agreements under which YPF pays a fixed price with respect to the nominal amount of the crude oil sold, and receives the variable market price of such crude oil. See Section 9.1.2 “Quantitative and Qualitative Disclosure About Market Risk—Oil Price Exposure—Crude Oil Price Swaps.” See Note 23 to the Consolidated Financial Statements for a description of the treatment of the FOS transactions under U.S. GAAP.

The following provides an overview of the outstanding FOS transactions:

	FOS II	FOS III(2)
Date	June 24, 1998	December 31, 2001
Net proceeds(1)	$299,967,289	$382,693,787
SPE	Oil Enterprises Ltd.	Oil International Limited
SPE Debt	$315 million 6.239% notes	$200 million 3.98% notes/ $162.7 million 3.90% notes
Purchaser	Morgan Guaranty Trust	Morgan Stanley Capital Group Limited (UK)
Marketer	YPF	Repsol YPF Trading y Transporte S.A.
Guarantee/hedge	Oil Price Hedge Agreement/Default Insurance	Oil Price Hedge Agreement/Contingent Supply Agreement/Default Insurance
Total crude oil barrels to be delivered over the life of the contract	23,933,985	24,105,532
Average crude oil barrels per month	201,126	287,054
Term of transaction	10 years	7 years

(1)	The total sale amount under each FOS transaction is as follows: FOS II $310,587,895 and FOS III $400,000,000. The difference between the net proceeds and the sale amount is deposited in a reserve account to cover certain contingencies and, absent an event of default or other events set forth in the transaction documents, will be paid to YPF during the last three months of the term of each transaction.
(2)	The original FOS III debt was refinanced in December 2002 and further refinanced in February 2003.

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

YPF’s monthly crude oil delivery obligations under the FOS transactions represent 4.80% of its monthly production as of December 31, 2004. Total remaining crude delivery obligations under the FOS transactions represent 18.21% of YPF’s 2004 crude oil annual production and 10.64% of Repsol YPF’s 2003 crude oil annual production. Total possible contingencies payable in cash by YPF under the FOS transactions have been estimated at approximately $480 million under an early termination scenario. If YPF is not able to deliver the required number of barrels from its own production, YPF may be required to purchase oil of similar quality in the open market.

On March 8, 2004, the Argentine tax authorities formally communicated to YPF their view that the FOS I and FOS II transactions should have been subject to tax withholdings, which would amount to approximately US$15 million (€11 million) plus interest and fines. On April 22, 2004, YPF presented its defense, rejecting the claim and arguing its position.

3.8.1.3	Covenants in Repsol YPF’s Indebtedness

Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses.

Issues of unsecured and unsubordinated bonds representing €4,075 million of the total of €5,220 million at December 31, 2004 of marketable securities issued by Repsol International Finance, B.V., guaranteed by Repsol YPF, contain clauses whereby Repsol YPF undertakes to pay interest when due and the liabilities at maturity and, subject to certain exceptions, not to create encumbrances on the assets of Repsol YPF in relation to these issues or to future issues of debt securities. Bond issues representing €1,145 million of the total of €5,220 million at December 31, 2004 of marketable securities issued by Repsol International Finance, B.V., guaranteed by Repsol YPF, contain clauses whereby Repsol YPF undertakes, subject to certain exceptions, not to create liens or security interests on certain assets of Repsol YPF in relation to any indebtedness.

In the event of a default under any series of our bonds, the trustee, at his sole discretion or at the request of the holders of at least one-fifth or one quarter of the bonds, depending upon the series, can declare the bonds of that series immediately due and payable.

With respect of bond issues totaling €267 million at December 31, 2004, YPF has agreed, among other things, to pay all amounts due at maturity and, subject to certain exceptions, not to establish liens or charges on its assets. In the event of a default, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

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

3.8.1.4	Credit Ratings

On June 3, 2003, Standard & Poor’s raised Repsol YPF’s short-term debt rating from “A3” to “A2” and revised Repsol YPF’s outlook from “negative” to “stable”. Fitch changed its rating outlook for Repsol YPF’s to “stable” from “negative” on April 24, 2003 and raised Repsol YPF’s long-term debt rating from “BBB” to “BBB+” on November 26, 2003. Moody’s outlook for Repsol YPF’s debt rating was revised from “negative” to “stable” on October 20, 2003. On June 26, 2003, Fitch raised Repsol YPF’s short-term debt rating to “F2”. On January 19, 2004, Standard & Poor’s raised Repsol YPF’s long-term debt rating to “BBB+” from “BBB”, affirmed its “A2” short-term debt rating and maintained its “stable” outlook for us. On June 25, 2004, Moody’s outlook for Repsol YPF’s debt was raised from “stable” to “positive”. Moody’s upgraded Repsol YPF’s debt rating on June 16, 2005, from Baa2 to Baa1-. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt or trigger any other contractual obligation on our part. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing, or obtaining access to new, credit facilities in the future. Should this occur, we would seek alternative sources of funding, including issuing preference shares, issuing bonds under our existing Euro Medium Term Notes Program or otherwise, and issuing programs of pagarés (short-term indebtedness similar to commercial paper) in the Spanish domestic market. In the past, our main sources of liquidity have been our cash flows from operations, bank financing, issuance of commercial paper, debt securities and preference shares, and the proceeds from our divestment plan. As of December 31, 2004, total available liquidity was approximately €7,253 million, consisting of approximately €2,727 million available in unused credit lines, of which €2,329 million will expire by the end of 2005 and €398 million will expire thereafter, €3,209 million in cash and liquid investments and €1,317 million in other financial investments. As of June 1, 2005, 29.73% of Repsol YPF’s credit lines matured after December 31, 2005.

Any future downgrades will not preclude us from using any of our existing credit lines.

3.8.1.5	Guarantees Provided

As of December 31, 2004, companies of the Repsol YPF group had provided the following guarantees to companies that Repsol YPF does not consolidate under the global integration method or the proportional integration method:

Guarantees provided

As of December 31, 2004, companies in the Repsol YPF Group had provided the following guarantees:

•	YPF, S.A. provided guarantees for the financing activities of Pluspetrol Energy, S.A., and PBB Polisur, S.A. for amounts of approximately €39.65 million and €5.48 million, respectively, and for the financing of the expansion of the PBB Polisur plant, for approximately €102 million. As of December 31, 2004, YPF sold its interest in PBB Polisur, which sale closed in January 2005. As a result of the sale, YPF’s guarantees in respect of PBB Polisur’s obligations were cancelled.

•	Repsol YPF provided guarantees for the financing activities of Central Dock Sud, S.A. in the amount of €20.3 million.

•	YPF pledged all shares of capital stock in Mega and Profertil S.A., and committed, among other things, to maintain its interests in these companies until December 31, 2004 and December 31, 2009, respectively, as required by the corresponding financing agreements. Furthermore, YPF signed a guarantee in relation to the financing activities of Mega for an amount of approximately US$13 million, counter guaranteed by Repsol YPF. As of December 31, 2004, Mega had fully paid the debt covered by the guarantee, and the issuer bank has been asked to cancel the guarantee before year end.

•	Repsol YPF, S.A. has provided bank guarantees for the financing activities of EniRepSa Gas Limited, in which Repsol YPF holds a 30% interest, in the amount of US$30 million.

•	Repsol YPF, S.A. has arranged bank guarantees for its stake in the heavy crude oil pipeline Oleoducto de Crudos Pesados de Ecuador, S.A. (“OCP”). The guarantees are for construction, construction abandonment and environmental risks up to US$14.8 million and for operating risk up to US$14.8 million. Repsol YPF pledged all its shares of OCP’s capital stock.

Guarantees received

As of December 31, 2004, companies in the Repsol YPF Group had requested guarantees amounting to €1,797 million from certain finance entities. They consist mainly of guarantees of compliance with terms and conditions of tenders awarded, guarantees requested by various court and administrative bodies in relation to litigation in progress and claims on which decisions had not yet been handed down, and the trading activities of companies in the Repsol YPF Group.

The directors of Repsol YPF, S.A. do not expect significant losses to arise from these commitments, in addition to those already recorded.

3.8.2	Capital Investments and Divestitures

Capital investments in 2004 totaled €3,784 million. Repsol YPF used cash flow to finance these investments as well as the dividend payments. The table below sets forth Repsol YPF’s capital expenditures and investments by activity for each of the years ended 2004, 2003 and 2002.

	2004		2003		2002
	(millions of euro)%		(millions of euro)%		(millions of euro)%
Capital investments
Exploration and Production	1,183	31.6	2,168	57	1,081	40
Refining and Marketing	1,310	34.9	663	17	584	22
Chemicals	293	7.8	81	2	89	3
Gas and Electricity	779	20.8	511	13	694	26
Corporate and other	182	4.9	414	11	225	9

Total	3,747	100%	3,837	100%	2,673	100%

Multi-annual expenditures	37		24		80

Total capital investments	3,784		3,861		2,753

Exploration and Production investments

Exploration and Production investments in 2004 were €1,183 million, a 45.4% decrease compared to 2003 (€2,168 million), which included the payment for the option to purchase an additional 20% of shares of BPRY in Trinidad and Tobago.

Development investments represented 70% of total investments. The breakdown of development investments was as follows: Argentina (65%), Trinidad and Tobago (10%), Bolivia (7%), Venezuela (6%), and (12%) Libya, Ecuador and Brazil. Development investments are those investments designed to bring discovered reserves into production, as well as necessary facilities for the treatment and withdrawal of production; therefore, these investments generally fall into the category of Exploration and Production investments except for investments relating to the exploration or acquisition of reserves. In general, drilling of wells, construction of facilities and transport systems (oil ducts/gas ducts), engineering, repairs of wells and other investments relate to the development of oil and gas fields.

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

Development investments represented 39% of the total Exploration and Production investments made in 2003. The breakdown of development investments was as follows: Argentina (64%), Trinidad and Tobago (13%), Bolivia (7%), Ecuador (5%), Libya (3%), Venezuela (3%) and other countries (5%).

Refining and Marketing investments

During 2004, investments in the Refining and Marketing area totaled €1,310 million, which represented a 97.6% increase compared to 2003. These investments have been earmarked for the acquisition of Shell’s commercial and logistical businesses in Portugal, for refining projects in progress, for the upgrade of the service station chain and the development of new LPG products.

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

Chemicals investments

Chemicals investments in 2004 were €293 million, a 262% increase compared to 2003. This amount was used mainly to acquire Borealis Polímeros Lda., to expand the propylene oxide/styrene plant in Tarragona and to improve operating efficiencies in existing units by improving levels of raw material and energy consumption.

Chemicals investments in 2003 were €81 million, a 9.0% decrease compared to 2002. This amount was used to improve operating efficiencies in existing units by improving levels of raw material and energy consumption.

Gas and Electricity investments

Gas and Electricity investments in 2004 were €779 million, which represented a 52.4% increase in investments compared to 2003. The growth in investments is mainly due to the acquisition of shares of Gas Natural and the increase in Gas Natural’s own investments, in particular, the acquisitions made by Gas Natural in Italy and Brazil and the acceleration of investments in electricity projects in Spain.

Gas and Electricity investments in 2003 were €511 million, representing a 26.4% reduction in investments compared to 2002. The reduction in investments was mainly due to the change in the consolidation method for Gas Natural and Enagas, which was partially offset by the acquisition of shares of Gas Natural.

Corporate and other investments

Repsol YPF made corporate and other investments of €182 million in 2004, which principally relate to deposits made as guarantees of various commercial obligations, contributions to investment funds and the purchase of Tecnicontrol y Gestión Integral, S.L..

Repsol YPF made corporate and other investments of €414 million in 2003, of which €200 million corresponded to the estimated value of the irrevocable purchase right held by Repsol YPF, S.A. in respect of Tecnicontrol y Gestión Integral, S.L. regarding a property purchased by Tecnicontrol y Gestión Integral, S.L. for Real Madrid Club de Fútbol, located on Paseo de la Castellana in Madrid.

Capitalization of Multi-annual expenses

Multi-annual investments in 2004 and 2003 amounted to €37 million and €24 million, respectively, and reflect mainly various investments that were individually immaterial.

Future capital expenditures and investments

Repsol YPF has projected investments for the period 2005-2009 of approximately €21,105 million, broken down by business segments as follows:

2005 – 2009
(millions of euro)
Future Capital Expenditures
Exploration and Production	11,300
Refining and Marketing	5,710
Chemicals	1,320
Gas and Electricity	2,360
Corporate assets and other	415

21,105

More than 50% of the total investment for the period will be allocated to Exploration and Production.

Repsol YPF will intensify its activities in areas with high levels of profitability, such as North Africa, the integrated LNG businesses in the Atlantic Rim and the projects in the Middle East and Caribbean.

In North Africa, Repsol YPF will strengthen its position in Algeria and Libya with a total investment of $1.9 billion. In Algeria, Repsol YPF will be the operator of the Gassi Touil project, which is the largest project undertaken by a foreign company in the country, and invest $850 million in the project during the period covered by the plan.

The LNG projects in the Atlantic Rim, which are strategic for Repsol YPF, will be reinforced as a result of the creation of the joint company with Gas Natural SDG, which is expected to make it the third largest LNG operator in the world.

In the Caribbean (Venezuela and Trinidad and Tobago), more than $2.2 billion will be invested during the period of the plan, almost 60% of which will be allocated to Trinidad and Tobago, where production is expected to increase by 45%.

Also included in the plan is $980 million corresponding to the integrated LNG project in Iran (Persian LNG), although the project will not begin operations until 2010.

In Argentina, more than $4.1 billion will be invested in exploration and production, which represents approximately 50% of the total invested in Argentina, Bolivia and Brazil.

Large investments will be made to improve quality in all of the Group’s refineries.

An important part of the total investment in Downstream will be allocated to the Chemicals business area, and more specifically to the optimization and expansion of the recently-acquired petrochemical facility in Sines, Portugal.

Divestitures

The total amount of proceeds from significant divestitures undertaken by Repsol YPF is presented in the following table:

	2004	2003	2002
	(millions of euro)
Divestitures
Fixed assets	37	119	77
Financial assets	221	110	2,783
Other assets	16	26	16

Total divestitures	274	255	2,876

The main income from divestitures in 2004 came from financial assets, among which the following are noteworthy: the sale of Gas Natural SDG’s stake in Enagas (€88 million), the sale of Global Companies LLC (€35 million) and the sale of certain assets in Indonesia (€31 million), which figure does not include the gain on the sale, which is accounted for as operating income, in accordance with the method used for transactions of this type and with standard practice in the industry in which the Group operates.

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

Management of Repsol YPF understands that selective investment in technology is key to maintaining and improving its competitiveness in the markets in which it operates. Key to strategy implementation is the existence of a specific Technology Unit with operating centers located in Móstoles (Madrid, Spain) with a staff of 294 and in La Plata (near Buenos Aires, Argentina) with a staff of 90, respectively, as of December 31, 2004. Additionally, there are different groups within the company with a smaller contingent of technological resources which report directly to the business units and thereby support their day-to-day activities. For example, there are laboratories in Móstoles, that provide technical assistance to clients.

The Technology Unit seeks to pursue a balanced variety of activities, such as the development of proprietary processes and products that can offer a sustained competitive advantage, shorter term technology support for incremental improvement of existing processes and products, and exploratory work and surveillance of emerging technologies that can change the business landscape in the future.

A significant portion of Repsol YPF’s research and development activity takes place through partnerships with universities, research institutes and other companies with the goal of optimizing know-how acquisition, costs and workload. Repsol YPF maintained over 170 collaboration agreements in 2004.

An IT-supported, project-based management and accounting system has been developed in order to internally organize the activity of the Technology Unit, support the planning and follow-up cycles with business units and ensure transparency of expenses vis-à-vis inspection from authorities of tax credits for Research and Development existing in Spain.

In November 2002 Repsol YPF inaugurated its new Technology Center, which is one of the leading technology complexes in the energy and petrochemical sectors internationally.

In 2004, research and development expenses totaled €57 million, compared to €50 million in 2003 and €36 million in 2002. Consistent with general practice in the oil and gas industry, Repsol YPF has changed the criteria it uses to compute such expenses. As a result, the above figures for 2003 and 2002 are lower than those contained in previous annual reports, in which the criteria used to calculate research and development expenses captured a wider variety of technology-related activities, such as engineering.

3.9.1	Upstream

In Exploration and Production, projects are principally oriented toward increasing knowledge on oil and gas reserve evaluation systems, final field recovery (including new unconventional technologies), and the reduction of operating costs.

There is sustained growth in environmental activities, focused both on minimizing the environmental impact of operations, and on the proactive evaluation of new technologies related to climate change mitigation.

3.9.2	Downstream

The analysis of technologies available to establish the most efficient operating design for compliance with the European Directives on motor fuel specifications is important; most of the investments necessary in oil refineries have been already done and products have been launched in the market beginning in late 2004, which is prior to the date on which such Directives came into force in January 2005.

Pursuant to its downstream strategy, Repsol YPF has made differentiated products available to the market, such as high-quality gas-oils and gasolines, plant-based biofuels and high-technology gasoline and lubricants for World Championship motorcycles.

As part of its commitment to the environment, Repsol YPF is also developing more environmentally-friendly lubricants, asphalts and other oil-derived specialties.

In Petrochemicals, the development of proprietary technology over the last decade has allowed access to markets reserved for just a few companies throughout the world. The processes for the production of propylene oxide and hydrogenated rubber, as well as agricultural plastics technologies, are noteworthy. Research continues today to improve these processes and products, and also on new catalysts for obtaining higher value-added polyolefin specialties.

In natural gas and LPG, the continued improvement of the LPG distribution networks and bottling facilities is worth noting, as well as the task of certifying the safety of consumption devices and the search for new applications for these fuels, including the search for new processes to convert natural gas into liquid fuels (gas-to-liquid). Due to the growing presence of Repsol YPF in the field, technological capabilities on natural gas liquefaction processes are also being strengthened.

4.	Directors, Senior Management and Employees

4.1	Directors and Officers of Repsol YPF

4.1.1	Board of Directors

As of June 24, 2005, the members of the Board of Directors of Repsol YPF were as follows:

	Position	Year Appointed	Current Term Expires
Antonio Brufau Niubó(1)	Chairman and Director	1996	2007
Ricardo Fornesa Ribó(1)(4)	Vice-Chairman and Director	2003	2009
Enrique de Aldama y Miñón(1)(2)	Director	1996	2006
Gonzalo Anes Álvarez Castrillón(2)	Director	1997	2008
Ignacio Bayón Mariné(2)	Director	1997	2007
Antonio Hernández-Gil Álvarez-Cienfuegos(1)(2)	Director	1997	2009
Jorge Mercader Miró(4)	Director	2004	2009
Juan Molins Amat(1)(2)	Director	1994	2006
Carmelo de las Morenas López(5)	Director	2003	2007
Marcelino Oreja Aguirre(2)	Director	2000	2006
PEMEX Internacional España, S.A.(1)(3)	Director	2004	2006
Luis Suárez de Lezo Mantilla(1)	Secretary and Director	2005	2009

(1)	Member of the Delegate Committee (Comisión Delegada).
(2)	Independent outside director as determined in accordance with the By-Laws and the Regulations of the Board of Directors.
(3)	Luis Ramírez-Corzo Hernández serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol YPF. Spanish law permits limited liability companies to serve as members of the Board of Directors. A company serving in such a capacity must appoint a natural person to represent it at the meetings of the Board of Directors.
(4)	Nominated for membership by La Caixa d’Estalvis i Pensions de Barcelona.
(5)	Outside director. Does not meet the conditions required by the By-Laws and the Regulations of the Board of Directors to be an independent director and is not an institutional outside director as he has not been nominated by one of our institutional shareholders.

The principal business activities of the Directors of Repsol YPF performed outside Repsol YPF are:

Antonio Brufau Niubó: Vice-Chairman of Gas Natural SDG, S.A. and Director of SUEZ, S.A..

Ricardo Fornesa Ribó: Chairman of Caja de Ahorros y Pensiones de Barcelona, Member of Foundation “la Caixa”, Executive Chairman of Caixa Holdings, S.A., President of Federación Catalana de Cajas de Ahorro, Chairman of Caifor, S.A., Director of Inmobiliaria Colonial, First Vicepresident of CaixaBank, France, First Vice President of Confederación Española de Cajas de Ahorro (CECA), Executive Chairman of Sociedad de Aguas de Barcelona, S.A. (AGBAR), President of Fundación AGBAR, Board Member of Asociación Empresarial de la CEOE, Member of the Comisión Gestora del Fondo de Garantía de Depósitos en Cajas de Ahorro, Member of L’Alt Patronat de L’Institut Europeu de la Mediterrania, Member of the Board of Directors of Asamblea General del Capitulo Español del Club de Roma and Member of Foundation Castellet del Foix and Foundation Carolina.

Enrique de Aldama y Miñón: Vice President of CEOE, Director of TECNOCOM, Telecomunicaciones y Energía, S.A., Chairman of Build2edifica, S.A., Chairman of SEOPAN and Director of Aon Gil y Carvajal, S.A..

Gonzalo Anes Álvarez-Castrillón: Director of FCC Group, Director of Real Academia de la Historia and Vice President of the Fundación Duques de Soria.

Ignacio Bayón Mariné: Chairman of Automóviles Citroën España S.A., Chairman of Peugeot Citroën Automóviles España, S.A., Chairman of Hermanos Revilla, S.A., Chairman of Planigesa, S.A., Chairman of Realia Business, S.A. and President of Comillas University Foundation.

Antonio Hernández-Gil Álvarez-Cienfuegos: Professor of Civil Law, Attorney at Law, Director and Member of the Audit and Control Committee of Barclays, S.A. and Secretary of the Governing Board of the Bar Association of Madrid.

Jorge Mercader Miró: Chairman of Miquel y Costas & Miquel, Second Vice President of La Caixa and Sociedad de Aguas de Barcelona, S.A.(AGBAR), Director of Caixa Holding, S.A., Director of CaixaBank, France, Director of Abertis Infraestructuras, S.A., Director of Inmobiliaria Colonial, S.A., President of the Institut Cerdá, Director of the Círculo de Economía and Director of Bongrain, S.A..

Juan Molins Amat: Managing Director and First Vice President of Cementos Molins S.A., President of Cementos Avellaneda S.A., President of Corporación Moctezuma, S.A. de C.V., Advisor Director of Privat Bank, Member of the Board of Directors of the Círculo de Economía, Member of the Executive Committee of IESE, Member of the Board of Escuela de Ingenieros de Caminos, Canales y Puertos of Barcelona and Member of the Board of the Fundació Bosch i Gimpera.

Carmelo de las Morenas López: Member of the Board of the Britannia Steam Ship Insurance Association Limited, Member of the Standards Advisory Council of the International Accounting Standards Board and Director of Orobaena.

Marcelino Oreja Aguirre: Chairman of the FCC Group, Director of Acerinox S.A. and President of the Instituto de Estudios Europeos de la Universidad San Pablo C.E.U..

Luis Ramírez-Corzo Hernández: General Director of P.M.I. Comercio Internacional, S.A. de C.V., Director of PEMEX Internacional España, S.A., Member of the Nacional Board of Directors of the Institute of Petroleum Engineers of Mexico and of the Association of Petroleum Engineers of Mexico (AIPM).

Luis Suárez de Lezo Mantilla: Director of Compañía Logística de Hidrocarburos, S.A. (CLH).

4.1.2	Delegate Committee (“Comisión Delegada”)

The Delegate Committee has been permanently delegated all the powers of the Board of Directors, except those which cannot by law be delegated. The Delegate Committee is responsible for reviewing important corporate and business issues. The Delegate Committee meets on a monthly basis and its minutes are presented to the Board of Directors.

The Delegate Committee is comprised of the Chairman and a maximum of seven directors, who are appointed from among the executive directors, institutional outside directors and independent outside directors based upon the relative weight of each type of director in the composition of the Board of Directors. The appointment of its members requires the vote of two-thirds of the members of the Board of Directors.

Antonio Brufau Niubó is the president of the Delegate Committee, and its other members are Ricardo Fornesa Ribó, Enrique de Aldama y Miñón, Antonio Hernández-Gil Álvarez-Cienfuegos, Juan Molins Amat, PEMEX Internacional España, S.A., represented by Luis Ramírez-Corzo Hernández and Luis Suárez de Lezo Mantilla.

The Regulations that govern the Delegate Committee are set out in Repsol YPF’s By-Laws and the Regulations of the Board of Directors.

4.1.3	The Audit and Control Committee (“Comisión de Auditoría y Control”)

Law 44/2002, of November 22, on the Measures for the Reform of the Financial System, established the obligation on the part of all companies whose shares or other securities are traded on secondary markets to maintain an audit committee, the majority of which must be composed of non-executive directors. This law also requires that the by-laws of a company set forth the composition, powers and regulations on the functioning of the audit committee.

The Audit and Control Committee of the Board of Directors of Repsol YPF was established on February 27, 1995. The annual general shareholders’ meeting held on April 4, 2003 approved an amendment to the By-Laws of Repsol YPF to include a new article, 36 Bis, relating to this Committee, bringing the Audit and Control Committee into compliance with Law 44/2002.

The Audit and Control Committee performs the following functions:

•	Periodic inspection of the preparation of financial and economic information of Repsol YPF.

•	Formulation and submission to the Board of Directors, for its consideration and subsequent submission to the general shareholders’ meeting, of a proposal regarding the designation of the external auditors; the renewal, termination and terms of their appointment; formulation of the scope of their work; monitoring Repsol YPF’s relationship with the external auditors; and assuring their independence. In particular, the Audit and Control Committee preapproves the activities, both audit and non-audit, to be carried out by the external auditors.

•	Examination of Repsol YPF’s compliance with the law and the applicable internal rules.

•	Supervision of internal financial control systems and the annual internal audit.

The Audit and Control Committee’s activities extend to Repsol YPF, all majority-owned subsidiaries of Repsol YPF and all other companies that are members of the Repsol YPF Group.

The Audit and Control Committee is comprised of a minimum of three directors appointed for a four-year term. As of the date of this annual report, the members of the Audit and Control Committee were Ignacio Bayón Mariné, Jorge Mercader Miró, Carmelo de las Morenas López and Marcelino Oreja Aguirre. The Board of Directors of Repsol YPF, in its April 28, 2004 meeting, announced that D. Carmelo de las Morenas López met the conditions to be considered an “Audit Committee Financial Expert” pursuant to the rules and regulations of the SEC. Executive directors may not sit on the Audit and Control Committee.

On March 26, 2003, the Board of Directors approved the Regulations that govern the Audit and Control Committee. The Regulations were amended by resolutions of the Board of Directors adopted on April 27, 2005, which had the objective of including among the functions of the Audit and Control Committee the supervision of the hydrocarbon reserves of the Repsol YPF Group, and the review and development of policies, objectives and guidelines of Repsol YPF with respect to environmental and security matters.

See Section 13A “Audit Committee Financial Expert” for certain additional information regarding the Audit and Control Committee.

Activities of the Audit and Control Committee

Main activities during 2004. The Audit and Control Committee, which, pursuant to its Regulations, meets as many times as needed in the judgment of the Chairman, held eight meetings during 2004.

Performing its basic function of supporting the Board of Directors in its oversight duties, the Committee undertook a periodic review of economic and financial information of Repsol YPF, supervised the internal financial control systems and oversaw the independence of the external auditors.

Economic and financial information

With the help of the Chief Financial Officer and the external auditors, the Audit and Control Committee analyzed the consolidated annual and quarterly financial statements before they were submitted to the Board of Directors, ensuring that they:

•	Gave an accurate picture of the net worth, financial situation and operating results of Repsol YPF.

•	Clearly explained potential economic, financial and legal risks.

•	Were prepared according to generally accepted accounting principles, to guarantee uniformity with the principles used during the previous fiscal year.

Furthermore, in connection with its analysis, the Committee was provided detailed information regarding the latest developments relative to IFRS.

In addition, because Repsol YPF, S.A.’s shares are traded on the New York Stock Exchange, pursuant to the laws of the United States, it must submit the Group’s annual financial information to the SEC in an Annual Report on Form 20-F. The Committee reviews such report.

Oversight of the internal control system

In order to supervise the internal financial control systems and ensure that they are sufficient, appropriate and operate efficiently, the Committee oversaw the progress of the annual internal audit, which is aimed at identifying the Group’s critical risks.

Throughout the year, the Committee was informed by the Corporate Audit Department of the most relevant facts and recommendations arising out of its work performed during the year, and the status of the recommendations issued in prior years.

Additionally, the Group is continuing with its effort to bring the internal financial control systems into compliance with the requirements of the Sarbanes Oxley Act (Section 404), which effort began during 2003.

Several departments of the organization are involved in this activity, including the Corporate Audit Department. The Committee has been informed of the project’s progress by the management of the Group and the external auditors at meetings held during the year.

Relations with the external auditor

The Committee made a recommendation to the Board of Directors, to be submitted to the general shareholders’ meeting, that Deloitte, S.L., the external auditor for Repsol YPF, S.A. and its Consolidated Group, be reelected for the legally established period of one year. Additionally, the fees of the external auditor for 2004 were approved at a meeting held on December 15, 2004.

During the year, the Committee maintained a close relationship with the external auditor, which allowed it to make a detailed analysis of the relevant aspects of the audit of the financial statements and obtain detailed information on the planning and progress of the work.

To ensure the independence of the external auditors and as required by current law, the Audit and Control Committee has given prior approval for all services, whether audit or non-audit, that the external auditors provide to the Repsol YPF Group.

In this regard, powers were delegated to the Chairman of the Audit and Control Committee to allow him to authorize the services provided by the external auditors. In use of these delegated powers, the Chairman has approved the provision of a series of services, which the Committee has subsequently been asked to ratify.

4.1.4	Nomination and Compensation Committee (“Comisión de Nombramientos y Retribuciones”)

The Nomination and Compensation Committee of the Board of Directors, which is composed of three directors appointed for a four-year term, is responsible for the nomination of directors, director compensation policy and reporting on director compensation to the Board of Directors. Executive directors may not sit on the Nomination and Compensation Committee.

Following the resignation by Mr. Gregorio Villalabeitia Galarraga on June 2, 2005, the members of the Nomination and Compensation Committee are Gonzalo Anes Álvarez-Castrillón and Antonio Hernández-Gil Álvarez-Cienfuegos.

On March 26, 2003, the Board of Directors approved the Regulations that govern the Nomination and Compensation Committee.

4.1.5	Strategy, Investment and Competition Committee (“Comisión de Estrategia, Inversiones y Competencia”)

The Strategy, Investment and Competition Committee was created on September 25, 2002 to inform and make proposals to the Board of Directors regarding relevant strategic decisions and investments in and divestments of assets that require action by the Board of Directors. This Committee also oversees and guarantees compliance with antitrust laws and informs the Board of Directors of such laws. The Strategy, Investment and Competition Committee is composed of a minimum of three directors appointed for a four-year term. The members of the Committee are Enrique de Aldama y Miñón, Juan Molins Amat and PEMEX Internacional España, S.A., represented by Luis Ramírez-Corzo Hernández.

On March 26, 2003, the Board of Directors approved the Regulations that govern the Strategy, Investment and Competition Committee.

4.1.6	Officers of Repsol YPF

During 2004, the Repsol YPF’s Group senior management was as follows:

•	Executive Committee—the members of which Committee were:

Name	Position
Alfonso Cortina de Alcocer/ Antonio Brufau Niubó(1)	Chairman and Chief Executive Officer
Ramón Blanco Balín	Chief Operating Officer and Consejero Delegado
Miguel Ángel Remón Gil	Executive Vice President Upstream
Alfonso Ballestero Aguilar	Managing Director, RYTTSA
Luis Mañas Antón	Chief Financial Officer
Jorge Segrelles García	Managing Director, Refining and Marketing in Europe
José Manuel Revuelta Lapique(2)	Director Assistant to the Chairman
Jaume Giró Ribas(3)	Group Managing Director of Communication and Head of Chairman´s Office

•	Management Committee—the members of which Committee were:

Name	Position
Alfonso Cortina de Alcocer / Antonio Brufau Niubó(1)	Chairman and Chief Executive Officer
Ramón Blanco Balín	Chief Operating Officer and Consejero Delegado
Miguel Ángel Remón Gil	Executive Vice President Upstream
José Manuel Revuelta Lapique(2)	Director Assistant to the Chairman
Jaume Giró Ribas(3)	Group Managing Director of Communication and Head of Chairman´s Office
Fernando Cid García	Director of Real Estate Activities and General Services
Jesus Fernández de la Vega Sanz	Director of Human Resources
Antonio Gomis Sáez	Director of External Relations
Alfonso Ballestero Aguilar	Managing Director, RYTTSA
Nemesio Fernández-Cuesta	Director of Shared Services
Pedro Fernández Frial	Director of Planning and Control
Manuel Guerrero Pemán	Director of LPG
Juan Pedro Maza Sabalete	Director of Chemicals
Luis Mañas Antón	Chief Financial Officer
Pascual Olmos Navarro	Director of Refining and Marketing in Latin America
Jorge Segrelles García	Director of Refining and Marketing in Europe
Rafael Piqueras Bautista	Director of Legal Affairs

(1)	Alfonso Cortina de Alcocer was replaced by Antonio Brufau Niubó in October 2004.
(2)	José Manuel Revuelta Lapique left Repsol YPF in November 2004.
(3)	Jaume Giró Ribas became Group Managing Director of Communication and Head of Chairman´s Office of Repsol YPF in November 2004.

The Chairman of Repsol YPF, in conjunction with the Executive Committee, managed Repsol YPF, aided by the Management Committee.

Effective as of January 13, 2005, Repsol YPF approved a new organizational structure that simplifies and rationalizes the committee structures of the Company, and will streamline the decision-making process. The

Executive Committee and the Management Committee were replaced by a single Executive Committee (“Comité de Dirección”), which is charged with the tasks of defining the Group’s strategy and managing the Group’s operations, and whose members as of the date of this Annual Report were as follows:

Name	Position
Antonio Brufau Niubó	Chairman and Chief Executive Officer
Pedro Fernández Frial	Executive Director of Downstream
Nemesio Fernández-Cuesta Luca de Tena	Executive Director of Upstream
Jesús Fernández de la Vega	Group Managing Director of Human Resources
Jaume Giró Ribas	Group Managing Director of Communication and Head of the Chairman’s Office
Enrique Locutura Rupérez	Executive Director of Argentina, Brazil and Bolivia
Miguel Martínez San Martín	Group Managing Director of Control and Corporate Development
Fernando Ramírez Mazarredo	Group Managing Director of Finance and Corporate Services
Luis Suárez de Lezo Mantilla	General Counsel and Secretary of the Board of Directors
Luis Mañas Antón	Corporate Director of Finance

Cristina Sanz Mendiola (Corporate Director of Resources) and Rafael Piqueras (Corporate Director of Legal Affairs) attend the meetings of the Executive Committee.

The following is a summary of the business experience and areas of expertise of the members of the Executive Committee.

Antonio Brufau Niubó: Graduate in Economics from the University of Barcelona, he began his professional career at Arthur Andersen, where he became Partner and Director of Auditing. In 1988, he joined La Caixa as Deputy Managing Director and, from 1999 to 2004, held the position of Managing Director for the La Caixa Group.

Appointed Chairman of the Gas Natural Group in July 1997, he served as a member of the Repsol YPF Board of Directors from 1996 until becoming Chairman and CEO of Repsol YPF on 27 October 2004, which position he currently holds. He is also Vice Chairman of the Gas Natural Group.

During his extensive business career, Antonio Brufau has served on the Board of Directors of several companies, including Suez, Enagás, Abertis, Aguas de Barcelona, Colonial and Caixa Holding, the CaixaBank France and CaixaBank Andorra. In July 2002, he was designated Chairman of Barcelona’s Círculo de Economía and, since March 2003, is the only Spanish member of the Executive Committee of the International Chamber of Commerce (ICC).

Enrique Locutura: Mine Engineer from the Escuela Técnica Superior de Ingenieros de Minas of Madrid. In 1972, he joined the Empresa Nacional del Petróleo (ENTASA) in Tarragona, now a member of the Repsol YPF Group. He has held high positions with ENPETROL, CAMPSA, CLH and Repsol YPF. He played an active role in the creation of Gas Natural SDG, which emerged from the companies of Catalana de Gas and Gas Madrid. He was the Manager of Petronor and, in June 2003, was named Manager of Gas Natural SDG representing Repsol YPF, which position he held until he was appointed Executive Director of Argentina, Brazil and Bolivia in Repsol YPF.

Fernando Ramírez Mazarredo: He received his degree in Economic and Business Sciences from the University of Madrid and is a Certified Public Accountant. He has extensive experience as an auditor. He was Managing Partner of Arthur Andersen, Advisor and Vice President of the Comisión Nacional del Mercado de

Valores (CNMV) and Assistant General Manager of the Caja de Ahorros y Pensiones de Barcelona. In 1996, he was appointed Assistant Managing Director of this saving bank, which position he held until becoming Group Managing Director of Finance and Corporate Services. He is also Chairman of the Spanish Financial Futures market (“Mercado Español de Futuros Financieros”).

Jaume Giró Ribas: He received his degree in Information Sciences from the University of Navarra and a diploma in Business Administration and Management from the ESADE. He began his professional career working with the regional press in Navarra and the La Vanguardia daily newspaper. In 1987, he joined the Europa Press news agency, where he became Chief Economy Editor in Barcelona. In 1990, he began working in the business field as Communications Manager for Gas Natural SDG. In June 1991, he was appointed Director of External Relations for the Barcelona Division of Gas Natural SDG and in 1994 became Corporate Director of External Relations for the Gas Natural Group. In 1995, he was also named Head of the Chairman’s Office and in September 1996 joined the Management Committee of Gas Natural Group. Since November 2004, he has been Group Managing Director of Communication and Head of the Chairman’s Office of Repsol YPF.

Jesús Fernández de la Vega: He received his degree in Law from the Universidad Complutense of Madrid and in Comparative Law from the University of Strasbourg. He is a Technical Labor and Social Security Inspector and was Assistant General Director of Studies and Director General of Employment at the Ministry of Labor and Social Security and Member of the Economic and Social Council. In 1985, he joined the INH as Secretary General and has been Group Managing Director of Human Resources since the creation of Repsol YPF, where he has played an outstanding role in the successive integration processes that make up the Group today.

Luis Suárez de Lezo Mantilla: He received his degree in Law from the Universidad Complutense of Madrid and is State Attorney (on leave) specializing in Commercial and Administrative Law. He was Director of Legal Affairs for Campsa until the end of the oil monopoly and the senior partner of his own law firm, specializing in the energy sector. He is General Counsel and Secretary of the Board of Directors of the Repsol YPF Group.

Miguel Martínez San Martín: He is an Industrial Engineer with a degree from the Escuela Técnica Superior de Ingenieros Industriales of Madrid who specializes in financial information systems. He was the Managing Auditor of Arthur Andersen, Economic Financial Director for Elosua and Page Ibérica. In 1993, he joined Repsol YPF as Economic Financial Director of Refining and Repsol Comercial, where he has also held the position of Director of the company-owned-and-operated network, Campsared. Until becoming Group Managing Director of Control and Corporate Development, he held the position of Director of Repsol YPF’s Service Stations in Europe.

Nemesio Fernández-Cuesta Luca de Tena: He received his degree in Economic and Business Sciences from the Universidad Autónoma of Madrid. He has been State Trade Expert and Economist since 1981. He has extensive professional experience in the energy sector and particularly with Repsol. He took part in negotiations for Spain’s entry into the European Common Market and in adapting the Spanish Oil Monopoly (CAMPSA) and the Gas Protocol. He has been National Secretary of Energy and Natural Resources and held the position of Corporate Director of Shared Services of Repsol YPF until becoming Executive Director of Upstream.

Pedro Fernández Frial: He is Industrial Engineer with a degree from the Escuela Técnica Superior de Ingenieros Industriales of Madrid. He began his career with the Grupo Repsol YPF in 1980, holding different technical and management positions in the Refining area. In 1992, he joined the Group’s Planning and Control Office, working in planning for the gas business. In 1994, he was named Director of Planning and Control for the Chemicals area and in 2002 was put in charge of this area. Until becoming Executive Director of Downstream, he occupied the position of Corporate Director of Planning and Control of Repsol YPF.

Luis Mañas Antón: He received a Ph.D. in Economics (1986) from the University of Chicago and a M.A. in Economics (1983) from the University of Chicago. He received a degree in Law from the Universidad Autónoma of Madrid (1983) and a degree in Economic Sciences from the Universidad Autónoma of Madrid (1982) with a National Award. Before joining Repsol YPF in November 1987, he worked at the International Monetary Fund, the World Bank, the Cabinet of the Secretary of the Treasury and as a professor in several academic institutions. He was formerly Corporate Director of Planning and Control, Deputy Chief Financial Officer and Area Director for the Chairman’s Office.

Cristina Sanz Mendiola: She holds a Senior Industrial Engineer degree from the Escuela Técnica Superior de Ingenieros Industriales of Madrid. She carried out her first years of professional activity in the iron and steel industry and worked thereafter for one year in Pittsburgh, Pennsylvania, at Carnegie-Mellon University, in association with the Department of Engineering and Public Policy. Later, as a member of the Corps of Industrial Engineers of the Spanish Ministry of Industry and Energy, she was appointed General Subdirector of International Industrial Relations in charge of both bilateral and European Union relations, and she participated actively in the negotiations for the incorporation of Spain in the European Economic Community. Afterwards, she was General Subdirector of Energy Planning of the Spanish Government, whose responsibilities included the areas of Environment and Research and Development. In 1994, she joined Repsol S.A. as Director of the Environmental Department and later assumed responsibility for Security and Quality. Since January 2005, she has been Corporate Director of Resources, responsible for Engineering, Information Systems, Technology, Purchasing and Contracting, Environment and Safety.

Rafael Piqueras Bautista: He is State Attorney and was Chief of the Legal Service of the Spanish Ministry of Industry and Energy. In 1990, he joined the Grupo INH Repsol, in which he served as Director of Legal Affairs, and Vicesecretary of the Board of INH, Director of the Department of Legal Affairs, Secretary of the Board and Board Member of Enagas, S.A., and Sagane, S.A., and Director of the Department of Legal Affairs of Repsol, S.A. Since 2000, he has been Corporate Director of Legal Affairs of Repsol YPF.

Members of the Executive Committee of Repsol YPF do not serve for a predetermined term, but instead are employed for a period which is, in principle, indefinite until retirement, death or voluntary or involuntary termination.

4.1.7	Disclosure Committee (“Comité Interno de Transparencia”)

In November 2002, Repsol YPF created the Disclosure Committee to perform, among other, the following functions:

•	To monitor the overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance.

•	To direct and coordinate the establishment and maintenance of:

•	Procedures for the preparation of accounting and financial information to be approved and filed by Repsol YPF or which is generally released to the markets;

•	Internal control systems that are adequate and efficient to ensure that Repsol YPF’s financial statements included in annual and quarterly reports, as well as any accounting and financial information to be approved and filed by Repsol YPF, are accurate, reliable and clear;

•	Processes to identify risks to Repsol YPF’s businesses and activities that are significant and which may affect the accounting and financial information to be approved and filed.

•	To assume the functions that the laws of the United States and the SEC regulations applicable to Repsol YPF may attribute to a Disclosure Committee or Internal Committee of a similar nature, and especially those relating to the SEC regulations dated August 29, 2002 (“Certification of Disclosure in Companies’ Quarterly and Annual Reports”, in relation to the support for the certifications by Repsol YPF’s principal executive officer and principal financial officer as to the existence and maintenance by Repsol YPF of adequate procedures and controls for the generation of the information to be included in the Annual Report on Form 20-F, and other information of a financial nature.

•	To take on similar functions to those stipulated in the SEC regulations for a Disclosure Committee with regard to the existence and maintenance by Repsol YPF of adequate procedures and controls regarding the preparation and content of the information to be included in the annual financial statements (to be formulated by the directors in compliance with Spanish Company Law), and any accounting or financial information to be filed with the Spanish stock market authorities (“Comisión Nacional del Mercado de Valores”), the Argentine stock market authorities (“Comisión Nacional de Valores de Argentina”) and other regulators of the stock markets on which Repsol YPF’s stock is traded.

•	To review and supervise Repsol YPF’s procedures for the preparation and presentation of the following information:

•	Official notices to the Spanish stock market authorities, the SEC, the Argentine stock market authorities and other regulators of the stock markets on which Repsol YPF’s stock is traded;

•	Interim financial reports;

•	Press releases containing financial data on results, earnings, large acquisitions, divestments or any other information relevant to the shareholders;

•	General communications to the shareholders;

•	Presentations to analysts, investors, rating agencies and lending institutions.

•	To formulate proposals for a “Code of Ethics” and an “Internal code of conduct on the stock markets” that follows applicable rules and regulations or any other standards deemed appropriate.

•	To supervise any such Committee of a similar nature that YPF may set up as a company listed on a U.S. stock market.

The Disclosure Committee is composed of the Corporate Director of Finance, who is the Chairman of the Committee, the Corporate Director of Legal Affairs, who acts as the Secretary of the Committee, the Corporate Audit Director, the Reporting and Internal Control Director, the Investor Relations Director, the Corporate Governance Affairs Director, a representative of the ED Communication & Head Chairman´s Office, a representative of the ED Control and Corporate Development, a representative of the ED Human Resources, a representative of ED Upstream, a representative of ED Downstream and a representative of ED Argentina, Brazil and Bolivia.

Compliance with NYSE Listing Standards on Corporate Governance

On November 4, 2003, the SEC approved rules proposed by the New York Stock Exchange (NYSE) intended to strengthen corporate governance standards for listed companies. NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements. The NYSE rules, however, require that non-U.S. companies disclose any significant ways in which their specific corporate governance practices differ from U.S. companies under the NYSE listing standards. In compliance therewith, the following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards.

Independence of the Directors on the Board of Directors

In accordance with the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not regulate the types of directors nor, for that matter, the indispensable requirements to determine their independence. However, the By-Laws and the Regulation of the Board of Directors of Repsol YPF, following international market practice and the principles and recommendations of the “Olivencia Report” and the “Aldama Report”, establishes, at least, three classes of directors: executive directors, directors appointed by an individual shareholder based on the extent of his/her shareholding (dominical directors), and independent directors. The following persons may not be nominated or designated as independent outside directors:

•	Persons who have or have had in the last two years any significant employment or commercial or contractual relationship, whether direct or indirect, with Repsol YPF, its officers, the executive directors, the dominical directors or Group companies whose equity interests they represent, lending institutions which provide significant amounts of financing to Repsol YPF or organizations that receive significant subsidies from Repsol YPF.

•	Persons who are directors of another publicly-traded company which has dominical directors on Repsol YPF’s Board of Directors.

•	Persons who are close relatives by blood or marriage of any of the executive or dominical directors or of any members of Repsol YPF’s Senior Management.

If any such prior relationship exists, it may be evaluated and dispensed with by the Board of Directors, following examination of the Nomination and Compensation Committee’s report, which decision will be reflected in the Annual Report.

Independence of the Directors on the Audit Committee

In accordance with the NYSE corporate governance rules, a majority of the Audit Committee must be composed of independent directors and, by July 31, 2005, all members of the Audit Committee must be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE. The Audit and Control Committee of the Board of Directors of Repsol YPF is composed of two independent directors (as defined in the Regulation of the Board of Directors), one director nominated by a shareholder and one Consejero Externo, Mr. Carmelo de la Morenas López, who, because he was Chief Financial Officer of Repsol YPF through July 2003, does not meet the required conditions of the Regulation of the Board of Directors to be considered an independent director. The Spanish norm (Law 44/2002, of 22 of November) establishes that the composition of the Audit and Control Committee must be a majority of non-executive directors. Nevertheless and, in accordance with the By-Laws and the Regulation of the Audit and Control Committee, executive directors, as defined in the By-Laws and the Regulation of the Board of Directors, may not be members of this committee. See 4.1.3 Section “—Directors, Senior Management and Employees—Directors and Officers of Repsol YPF—The Audit and Control Committee”.

Compensation and Nomination Committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Spanish law, these committees are not required, though there is a non-binding recommendation for listed companies in Spain to have these committees and for them to be composed of a majority of non-executive directors. Repsol YPF satisfies this non-binding recommendation, in as much as it has a Nominations and Compensation Committee and, according to the Regulation governing such Committee, is comprised of non-executive directors. See Section 4.1.4. “Directors, Senior Management and Employees—Directors and Officers of Repsol YPF—Nomination and Compensation Committee”.

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

Compensation of the Board of Directors

Compensation for membership on the Board of Directors

Pursuant to Repsol YPF’s By-Laws, an amount equivalent to 1.5% of Repsol YPF’s annual net income may be allocated to compensation of members of the Board of Directors. This amount may be allocated only after legal reserves, a minimum dividend of 4% and other required amounts have been paid.

The amount of compensation accrued in 2004 and 2003 by members of the Board of Directors by reason of their membership thereof amounted to €3.61 million and €3.28 million, respectively. The following table provides details on accrued compensation in 2004 in euro:

	Compensation for Membership on the Board of Directors
	Board of Directors	Management Committee	Audit and Control Committee	Nominating and Compensation Committee	Strategy, Investment and Competition Committee	Total
	(euro)
Antonio Brufau Niubó(1)	147,285	24,548	30,684	—	—	202,517
Alfonso Cortina de Alcocer(2)	122,738	122,738	—	—	—	245,476
Ramón Blanco Balín	147,285	147,285	—	—	—	294,570
Juan Molins Amat	147,285	147,285	—	—	36,281	331,391
Antonio Hernández-Gil Alvarez-Cienfuegos	147,285	147,285	—	36,281	—	331,391
Enrique de Aldama y Miñón	147,285	147,285	—	—	36,281	331,391
Gonzalo Anes Alvarez Castrillón	147,285	—	—	36,281	—	184,106
Manuel González Cid	147,285	147,285	—	—	—	294,570
Ricardo Fornesa Ribó	147,285	147,285	—	—	—	294,570
Gregorio Villalabeitia Galarraga	147,285	—	—	36,821	—	184,106
Marcelino Oreja Aguirre	147,285	—	36,821	—	—	184,106
Ignacio Bayón Mariné	147,285	—	36,821	—	—	184,106
Carmelo de las Morenas López	147,285	—	36,821	—	—	184,106
Jorge Mercader Miró(3)	24,548	—	6,137	—	—	30,685
PEMEX Internacional España, S.A.	147,285	147,285	—	—	36,281	331,391

(1)	Mr. Antonio Brufau was a member of the Audit and Control Committee until October 27, 2004. He withdrew from such Committee and became a member of the Delegate Committee upon his appointment as Executive President of the company.
(2)	Resigned in October 2004.
(3)	Appointed in October 2004.

In addition:

•	The members of the Board of Directors of Repsol YPF do not have any loans or advances from any Group, multigroup or affiliated company.

•	No Group, multigroup or affiliated company has contracted obligations regarding pensions or life insurance for any former or current members of Repsol YPF’s Board of Directors, except for those members who are also executive officers, to whom they have the same obligations as are contracted for other executive officers.

Compensation for Management Functions

The amount of wages and salaries, for all items, accrued in 2004 by those members of the Board of Directors who during 2004 had an employment relationship or had executive responsibilities in the Group, amounted to €6.047 million, of which €0.163 million, €4.314 million and €1.571 million were payable to Mr. Antonio Brufau, Mr. Alfonso Cortina and Mr. Ramón Blanco, respectively.

This compensation includes, in the case of Mr. Ramón Blanco, the sums received upon his exercise of rights under the 2000-2004 incentive program, and in the case of Mr. Alfonso Cortina, the sums received upon his exercise of rights under the 2000-2004 incentive program, as well as the payment of indemnities for annulment of his rights under the 2003-2006 and 2004-2007 incentive programs.

In addition, Mr. Ramón Blanco maintains his rights under the 2003-2006 and 2004-2007 incentive plans. No contribution has been made to him under such plans in 2004, as the incentives in question consist of an additional variable compensation to be received in 2007 and 2008, respectively, contingent on: (i) his continuing employment with the Group through December 31, 2006 and December 31, 2007, respectively, with the exception of certain special cases set forth in the plans and (ii) fulfillment of a set of objectives linked to those included in the Group’s Strategic Plan.

Executive President Mr. Antonio Brufau does not participate in any of the incentive programs in force at this time.

For Being Members of the Board of Directors of Affiliated Companies

The amount of compensation accrued in 2004 and 2003 by members of the Board of Directors of Repsol YPF, S.A., for their membership in the administrative bodies of other Group, multi-group or affiliated companies, amounted to €0.92 million and €1.01 million, respectively.

From Civil Liability Insurance Premiums

The members of the Board of Directors are covered by the same civil liability policy that insures all managers and management personnel of the Repsol YPF Group.

Indemnities to members of the Board of Directors

As a result of his termination as Chief Executive Officer of Repsol YPF, Mr. Alfonso Cortina received a €20.222 million indemnity.

Compensation of Management Personnel

Wages and Salaries

Senior Management receives fixed and variable compensation, the latter of which consists of an annual bonus calculated as a specific percentage of fixed compensation, a function of the degree to which certain objectives are met and payments due under the multi-year incentive plan when appropriate.

Incentives

There are several loyalty programs aimed at the Group’s top managers whose purpose is to strengthen managers’ ties to the interests of the stockholders and to retain the most talented managers in an increasingly competitive labor environment. See Section 4.4.1 “Directors, Senior Management and Employees—Employees—Medium and Long-term Incentives”.

•

2003-2006 Incentive Plan: During 2004, no amount of any type was paid under this Plan, because this Plan consists of an additional amount of variable compensation to be received in 2007 relating to: (i) maintenance of a manager’s position in the Group through December 31, 2006, with the exception of certain special cases set forth in the Plan; and (ii) achievement of a series of objectives set forth in the

Group’s 2003-2007 Strategic Plan. In 2004, a provision of €0.78 million was set aside for this Plan for management personnel, including those who are members of the Board of Directors with executive responsibilities.

•	2004-2007 Incentive Plan: During 2004, no amount of any type was paid under this Plan, because this Plan consists of an additional amount of variable compensation to be received in 2008 relating to: (i) maintenance of a manager’s position in the Group through December 31, 2007, with the exception of certain special cases set forth in the Plan; and (ii) achievement of a series of objectives set forth in the Group’s 2003-2007 Strategic Plan. In 2004, a provision of €1.09 million was set aside for this Plan for management personnel, including those who are members of the Board of Directors with executive responsibilities.

Loyalty Premium

The Group also has a deferred compensation plan for its management personnel whose purpose is to compensate management for remaining in the Repsol YPF Group. For each employee included in the Plan, the Group provides a specific percentage of their fixed compensation. The premium is paid only if the employee remains a management employee for at least 30 years, retires, is unduly dismissed or leaves the company at the company’s request without cause for dismissal. The amount contributed for this item for senior management during 2004 amounted to €7.4 million.

Pension Fund and Insurance Premiums

In 2004, the amount of contributions made by the Group with respect to the mixed defined contribution plans adapted to the Pension Plans and Funds Act maintained in respect of management personnel, together with the amount of premiums paid for life and accident insurance, amounted to €0.4 million.

Senior management personnel are covered by the same civil liability policy that insures all managers and directors of the Repsol YPF Group.

Remuneration paid during 2004 and 2003 to the members of the Executive Committee (excluding persons who also sit on the Board of Directors) during such years was the following:

	2004(2)	2003(1)
	(thousands of euro)
Salaries	2,061	2,439
Allowances(3)	356	432
Variable remuneration(4)	1,229	3,613
Remuneration in kind	189	272

Total	3,835	6,756

(1)	Includes the amounts received by the Executive Vice President Downstream and the former Chief Financial Officer, until their departures in September and August 2003, respectively.
(2)	Includes the amounts received by the Director Assistant to the Chairman until his departure in November 2004 and by the Director of Communications and Office of the Chairman from the time he joined the Repsol YPF in November 2004.
(3)	Corresponds to the remuneration of members of the Executive Committee for belonging to the Boards of Directors of companies in the Repsol YPF Group.
(4)	Includes the amounts received upon the exercise of rights under the 2000 incentive program, which expired in December 2004.

Remuneration paid during 2004 and 2003 to the members of the Management Committee during such years (excluding persons who also serve on the Executive Committee and whose compensation is set forth in the preceding table) was the following:

	2004	2003
	(thousands of euro)
Salaries	2,953	2,534
Allowances(1)	57	—
Variable remuneration(2)	1,605	3,421
Remuneration in kind	317	264

Total	4,932	6,219

(1)	Corresponds to the remuneration of members of the Management Committee for belonging to the Boards of Directors of companies in the Repsol YPF Group.
(2)	Includes the amount received upon the exercise of rights under the 2000 incentive program, which expired in December 2004.

4.3	Share Ownership of Directors and Officers

The total number of shares owned by the members of the Board of Directors according to the latest information available to Repsol YPF was 73,639, which represents 0.006% of the capital stock of Repsol YPF.

	Number of shares owned	Number of shares indirectly held	Total shares	% total shares outstanding	Nominating shareholder	Number of shares owned by nominating shareholder
						No.(1)%
Antonio Brufau Niubó	9,378	—	9,378	0.001	—
Ricardo Fornesa Ribó(3)	100	—	100	0.000	La Caixa	172,421,922	14.12
Enrique de Aldama y Miñón	22,431	10,108	32,539	0.002	—
Gonzalo Anes Álvarez Castrillón	2,000	—	2,000	0.000	—
Ignacio Bayón Mariné	7,050	—	7,050	0.001	—
Antonio Hernández-Gil Álvarez-Cienfuegos	—	—	—	0.000	—
Jorge Mercader Miró(3)	50	—	50	0.000	La Caixa	172,421,922	14.12
Juan Molins Amat	8,044	—	8,044	0.001	—
Carmelo de las Morenas López	7,376	—	7,376	0.001	—
Marcelino Oreja Aguirre	5,436	—	5,436	0.000	—
PEMEX Internacional España, S.A.(2)	1	—	1	0.000	PEMEX	58,679,800	4.81
Luis Suárez de Lezo Mantilla	1,665	—	1,665	0.000	—

(1)	According to the latest information available to Repsol YPF.
(2)	The beneficial owner of these shares is Petróleos Mexicanos, the sole shareholder of PEMEX Internacional España, S.A.
(3)	Appointed for membership by La Caixa d’Estalvis i Pensions de Barcelona. In addition, La Caixa has a 67.6% interest in Repinves, which holds a 5.02% interest in Repsol YPF.

The members of the Executive Committee of Repsol YPF together own less than 1% of the outstanding shares of Repsol YPF. As of the latest practicable date, the total amount of voting securities owned by the directors and officers (including their immediate families) of Repsol YPF as a group was 101,047 ordinary shares, or 0.008% of the total number of ordinary shares of Repsol YPF issued and outstanding.

4.4	Employees

As of December 31, 2004, Repsol YPF had 33,337 employees. The figures in the tables below include the employees of Gas Natural according to the applicable percentage of consolidation as at December 31 of each year (24.0% in 2002, 27.1% in 2003 and 30.8% in 2004). The figures for average number of employees in the tables below are consistent with the consolidation criteria applied, consolidating the percentage participation held by Repsol YPF in each of the months of each of the years.

The following tables provide a breakdown of Repsol YPF’s employees by business segment as well as by geographic area, as of December 31, 2004, 2003 and 2002.

	2004	2003	2002
Employees by business segment
Exploration and Production	2,371	2,328	2,160
Refining and Marketing	21,898	20,529	20,391
Chemicals	2,546	2,541	2,494
Gas and Electricity	3,797	3,283	1,508
Other	2,725	2,440	3,557

Total	33,337	31,121	30,110

	2004	2003	2002
Employees by geographic area
Spain	17,175	16,197	16,038
Rest of Europe	1,364	465	472
Latin America	14,578	14,164	13,350
North Africa and Middle East	150	142	96
Far East	16	12	5
Rest of the World	54	141	149

Total	33,337	31,121	30,110

The average number of Repsol YPF Group employees, for the last three years, by category was as follows:

	2004	2003	2002
Employees by professional categories(1)
Officers	284	278	317
Middle Management	1,602	1,720	3,071
Technicians	11,782	11,087	10,387
Administrators	2,358	2,461	2,669
Operations staff	16,350	15,098	16,158

Total	32,376	30,644	32,602

(1)	As a result of the establishment of a unified system of professional classification for the Group, in 2003, there were transfers of employees to different categories.

The following table provides a breakdown of the average permanent and temporary employees of Repsol YPF for the last three years:

	2004	2003	2002
Permanent and temporary employees
Permanent	28,364	26,948	29,933
Temporary	4,012	3,696	2,669

Total	32,376	30,644	32,602

On April 11, 2002, negotiations for a new Master Agreement were suspended until the last quarter of 2002. In September 2002, negotiations were resumed and an agreement was reached to peg salaries to the retail price index. In February 2003, the Third Master Agreement was agreed for a term expiring on December 31, 2005. The Third Master Agreement covers approximately 13,300 employees in Spain.

It is important to note that the new Master Agreement does not yet contemplate the existence of labor regulations regarding retirements. Nevertheless, maintaining Repsol YPF’s promise of stable employment, in the process of adapting the workforce, we have introduced a formula for partial retirement to which employees of 60 or more years of age may submit voluntarily. This figure allows the partial substitution, with younger workers, for those who select this plan.

Repsol YPF negotiates collective labor agreements for each of its operating subsidiaries. Under the Third Master Agreement, and effective for the same time period (throughout 2003), the collective bargaining agreements for the principal companies within the Repsol YPF Group in Spain were negotiated.

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

In Argentina, there are three collective bargaining agreements covering 3,300 employees active in refining, production, service stations and LPG. With regard to refining, production and service stations, the collective bargaining agreements, which only apply to YPF, were signed in 2004, with a term expiring on December 31, 2006. The employees covered by these agreements are represented by the Federation of United Oil and Hydrocarbon Unions (SUPEH).

The collective bargaining agreement covering LPG employees is binding on the various LPG fractioning companies and remains in force until June 2006. The agreement was signed by the Argentine Private Oil and Gas Federation (FASP & GP), which represents the employees of Repsol YPF Gas S.A., and the Chamber of Argentine Liquefied Gas Companies (CEGLA), of which Repsol YPF Gas S.A. is a member.

YPF employees are primarily represented by the SUPEH (Federación de Sindicatos Unidos Petroleros e Hidrocarburíferos). Repsol YPF Gas’ employees are primarily represented by the FASP and G.P. (Federación Argentina Sindical del Petróleo y Gas Privados).

Repsol YPF’s labor-related costs for the past three years have been as follows:

	2004	2003	2002
	(millions of euro)
Labor-related costs
Salaries	920	830	869
Benefits	316	281	292

Total	1,236	1,111	1,161

Average cost per employee (euro)	38,161	36,279	35,584

Extraordinary expenses in connection with labor force restructuring were €76 million in 2004, €32 million in 2003 and €54 million in 2002. For a detailed discussion of Repsol YPF’s extraordinary expense related to labor force restructurings, see Section 3.6 “Operating and Financial Review and Prospects—Extraordinary Income (Loss)—Labor force restructuring.” Repsol YPF recorded labor force restructuring provisions of €8 million, €12 million and €17 million in 2004, 2003 and 2002, respectively.

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

YPF, OPESSA and Repsol YPF Gas also have a defined contribution pension plan for their employees under which they makes contributions substantially equivalent to employees’ contributions up to a defined limit. Due to the economic impact the economic crisis in Argentina at the end of 2001 had on pension funds managed by insurance companies, YPF suspended its contributions to such funds, although it continued to make retention payments to employees, made opportunistic contributions and deposited funds in accounts held by YPF. YPF has, following the dismissal of the previous plan administrator, set up a trust for contributions made by it and a common investment fund for contributions made by employees. This common investment fund has been registered with the Argentine National Securities Commission.

In 2004 and 2003, the total annual cost to Repsol YPF of maintaining these plans were €26 million and €24 million, respectively.

Maxus Energy Corporation (a YPF subsidiary) has a number of trustee noncontributory pension plans covering substantially all full-time employees. The benefits provided by these plans are based on the number of years of employment and the compensation earned during those years. Maxus Energy Corporation has other noncontributory pension plans for executive officers, select key employees and former employees of the Maxus Group. The basis of calculation of the contributions are at a discount rate of 5.75%, weighted rate of a return of assets of 8.5%, weighted for rate of increase of compensations 5.5%, and the Table of Mortality UP-94. Maxus Energy Corporation also grants benefits for health care, life insurance and other social benefits to some of its employees who retire early. The amounts payable accrue over the employee’s years of service. In relation to these programs, in 2004 and 2003, an extraordinary expense of €6 million and €27 million, respectively, was recorded to cover the shortfall between the existing provision and the guaranteed benefits.

4.4.1	Medium and Long-term Incentives

Since 2000, the Recruiting and Compensation Committee of the Board of Directors of Repsol YPF has implemented bonding programs initially aimed at senior executives and extendible to other persons occupying positions of high responsibility in the Group. Under these programs, a medium/long-term incentive was included in the compensation system. The aim of these programs is to strengthen the identification of executives and managers with shareholders’ interests while at the same time favoring retention of key personnel in an increasingly competitive labor market environment.

Incentives plans tied to the appreciation of Repsol YPF shares

Qualification for the following incentive payments is tied to the beneficiary remaining at the Group’s service on each of the dates on which the rights are exercisable. The plan beneficiaries are entitled to compensation in cash on the basis of the appreciation of Repsol YPF shares in the Spanish stock markets based on specific values and the number of shares received.

2002 Incentive Plan

The amount to be received by the beneficiaries of this Plan is structured in two tranches, as follows:

•	In the first tranche, consisting of a total of 2,679,005 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF shares in the Spanish stock markets and the benchmark value, which is €13.00.

•	In the second tranche, consisting of a total of 2,679,005 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF shares in the Spanish stock markets and the benchmark value, which is €18.00.

This right will be exercisable on the following dates:

From March 1, 2004, the beneficiaries are able to exercise 1/3 of their rights for each tranche.

From March 1, 2005, the beneficiaries are able to exercise up to 2/3 of their rights for each tranche (including, where appropriate, the rights exercised through that date).

From March 1, 2006, the beneficiaries will be able to exercise any rights not already exercised. These rights are exercisable through December 2006.

In December 31, 2004, the beneficiaries conserved the rights over a total of 2,379,040 first-tranche shares and 2,595,053 second-tranche shares.

In light of the possible payments to be made, in 2004, Repsol YPF acquired call options on its shares which may be settled on the same dates and under the same conditions as those established in the incentive plan as discussed above. These options are described in Section 9.4 “Operations Linked to the Evolution of the Repsol YPF Share Price”.

Incentive plans not tied to the appreciation of Repsol YPF shares

2003 Incentive Plan

Qualification for this incentive payment is tied to the beneficiary remaining at the Group’s service through December 31, 2006, with the exception of certain special cases set forth in the Plan. This is a specific multi-year compensation plan for 2003 to 2006 entitling its beneficiaries to receive an additional variable compensation amount in 2007, provided that the set objectives are met. The objectives are based on Repsol YPF’s 2003-2007 Strategic Plan. This multi-year incentive payment, if received, will consist of an amount tied to the fixed compensation for 2003, to which a variable coefficient is applied on the basis of the extent to which the set objectives are achieved. This Plan does not involve the delivery of shares or options and the incentive pay is not tied to the value of Repsol YPF shares. In order to meet the commitments arising from this Plan, a provision of €3.4 million and €5.1 million was recorded in 2004 and 2003, respectively.

2004 Incentive Plan

Qualification for this incentive payment is tied to the beneficiary remaining at the Group’s service through December 31, 2007, with the exception of certain special cases set forth in the Plan. This is a specific multi-year compensation plan for 2004 to 2007 entitling its beneficiaries to receive an additional variable compensation amount in 2008, provided that the set objectives are met. The objectives are based on Repsol YPF’s Strategic Plan. This multi-year incentive payment, if received, will consist of an amount tied to the fixed compensation for 2004, to which a variable coefficient is applied on the basis of the extent to which the set objectives are achieved. This Plan does not involve the delivery of shares or options to any beneficiary and the incentive pay is not tied to the value of Repsol YPF shares. In order to meet the commitments arising from this plan, a provision of €4.5 million was recorded in 2004.

Incentive plan tied to the appreciation of Gas Natural SDG shares

In December 2000, 2001 and 2002, the Appointments and Compensation Committee of Gas Natural approved several medium-term cash incentive plans tied to the performance of the Gas Natural SDG share price which are addressed to senior management of Gas Natural. These incentive payments are tied to the beneficiaries remaining at Gas Natural over the plan term. The beneficiaries may exercise their right over a number of shares previously allocated to them, at a certain benchmark price, on certain dates. The rights exercisable each year are up to one-third of the allocated shares and the unexercised portion is accumulable in the following years. In order to provide for possible payments to be made, Gas Natural acquired call options on its shares to be settled on the expiration dates with the same benchmark price, as follows:

	Type of Transaction	Number of Shares	Premium (Millions of Euro)
2000 Incentive Plan	Call option	256,187	1.6
2001 Incentive Plan	Call option	255,202	2.0
2002 Incentive Plan	Call option	279,411	1.9

The cost of these options is recorded under the “Personnel expenses” caption in Gas Natural’s statement of income for each year.

5.	Major Shareholders and Related Party Transactions

5.1	Major Shareholders of Repsol YPF and Restrictions on Certain Transactions

5.1.1	Major Shareholders

In accordance with the latest information available to Repsol YPF, Repsol YPF’s major shareholders beneficially owned the following number of ordinary shares of Repsol YPF:

•	Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”). BBVA holds 5.37% (65,513,768 shares) directly.

•	La Caixa d’Estalvis i Pensions de Barcelona (“La Caixa”). La Caixa holds 14.123% of the shares of Repsol YPF (172,421,922 shares) through La Caixa Holdings 9.101% (111,106,507 shares) and Repinves 5.022% (61,315,415 shares).

•	Repinves. Repinves, which is jointly owned by La Caixa (67.6%) and Caja de Cataluña (32.4%), holds 5.02% (61,315,415 shares).

•	Petróleos de México. Petróleos de México holds its 4.81% interest (58,679,800 shares) in Repsol YPF through Repcon Lux, S.A. and Pemex Internacional España, S.A.

•	Chase Nominees LTD. Chase Nominees LTD has a 10.01% interest (119,611,202 shares) in Repsol YPF.

•	State Street Bank. State Street Bank has a 6.57% interest (80,210,144 shares) in Repsol YPF.

5.1.2	Notification Obligations in the Event of Certain Transactions

Law 62/2003, of December 30, 2003, modified the regime set forth in Law 5/1995 regarding the transfer of the stock of and the passing of certain resolutions by certain companies, among them Repsol YPF and other members of the Repsol YPF Group. In conformity with Law 62/2003, the Spanish Government must be notified following the adoption of any of the following decisions:

•	voluntary winding-up, spin-off or merger of the relevant entity;

•	change of the corporate purpose of the relevant entity;

•	acquisition, whether direct or indirect, including through third parties, fiduciaries or intermediaries, in a single act or in successive acts, of shares, or other securities which might directly or indirectly provide rights to subscribe for or acquire such shares, provided that the result thereof is control of at least 10% of the capital stock of Repsol YPF or any of the subsidiaries referred to in this paragraph.

The competent body will be entitled to oppose the notified decision or transaction if such body identifies the existence of significant risks or negative effects arising out of the decision or transaction, whether direct or indirect, on the activities carried out by the businesses.

This regime will remain in effect for Repsol YPF until February 6, 2006.

For additional information related to certain restrictions affecting the acquisition of ordinary shares of Repsol YPF, see Sections 8.1.6 and 8.1.10 “Additional Information—Memorandum and Articles of Association—Duty to Notify the Government of Certain Transactions on the Shares of Repsol YPF and Duty to Notify the Government of Certain Transactions and Resolutions”.

5.2	Related Party Transactions

Repsol YPF regularly engages in arm’s-length transactions with some of its related parties, including significant shareholders, related to financing activities in the ordinary course of business.

Transactions with significant shareholders during 2004 were as follow:

1.	Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)

•	Interest rate hedging contract for €1,539 million.

•	Income from interest rate hedging transactions in the amount of €26.7 million.

•	Purchase/sale of foreign currency in the amount of €4,458 million.

•	Average amounts deposited in BBVA bank accounts and financial investments was €467 million, which resulted in €8.6 million in income for Repsol YPF.

•	Credits and loans granted to Repsol YPF amounted to €231 million in respect of which Repsol YPF incurred €6.1 million in costs. The credit limit on these loans was €636 million.

•	Average use of the guaranty policy was €254 million, in respect of which Repsol YPF incurred a cost of €900,000. The limit of this guaranty policy is €302 million.

•	Expenses for bank commissions (including commissions for fixed income transactions) amounted to €12.2 million.

•	The annual cost in 2004 to Repsol YPF for leasing transactions amounted to €500,000.

•	As of December 31, 2004, BBVA had issued 444,325 Repsol Visa cards. Of these cards, 3,676 were used as corporate cards for employees.

•	Repsol YPF paid BBVA €36.8 million in dividends.

2.	La Caixa d’Estalvis i Pensions de Barcelona (La Caixa)

•	Interest rate hedging contract for €500 million.

•	Income from interest rate hedging contract transactions in the amount of €9.3 million.

•	Exchange rate hedging contract in the amount of €121 million.

•	Purchase/sale of foreign currencies in the amount of €118 million.

•	Average of amounts deposited in La Caixa bank accounts and financial investments was €21 million, which resulted in €200,000 in income for Repsol YPF.

•	Credits and loans granted to Repsol YPF totaled €50 million, in respect of which Repsol YPF incurred €1.9 million in costs. The credit limit on these loans was €184 million.

•	Average use of the guaranty policy was €127 million, in respect of which Repsol YPF incurred €1.5 million in costs. The limit of this guaranty policy is €166 million.

•	The expenses for bank commissions (including commissions for fixed income transactions) totaled €9.9 million.

•	The annual cost in 2004 to Repsol YPF for renting transactions amounted to €1 million.

•	As of December 31, 2004 La Caixa had issued 299,598 Repsol Visa cards. Of these cards, 484 were used as corporate cards for employees.

•	Repsol YPF paid La Caixa €87.2 million in dividends (including dividends received through Repinves).

3.	Petróleos Mexicanos (PEMEX)

•	Products were purchased from Petróleos Mexicanos in the amount of €1,028 million.

•	Sales of products to Petróleos Mexicanos by Repsol YPF totaled €117 million.

•	Repsol YPF paid Petróleos Mexicanos €23.4 million in dividends.

4.	Repinves.

•	Repsol YPF paid Repinves €12 million in dividends.

5.3	Interest of Management in Certain Transactions

At December 31, 2004, loans by Repsol YPF to its senior management totaled approximately €1.2 million and bore interest at an average rate of 2.62%.

6.	Financial Information

6.1	Financial Information

See Section 14 for our Consolidated Financial Statements.

6.2	Legal Proceedings

Repsol YPF does not believe that there are any legal or other proceedings pending to which Repsol YPF or any of its subsidiaries is a party or of which any of their property is subject, which, individually or in the aggregate, could reasonably be likely to result in a material adverse effect on Repsol YPF’s business, financial condition or results of operations.

A provision totaling €144.4 million and €115.4 million as of December 31, 2004 and 2003, respectively, have been recorded. The most significant legal proceedings for which we have recorded a provision are described in the following paragraphs:

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

On March 22, 1999, YPF was notified of Resolution No. 189/99 from the Department of Industry, Commerce and Mining of Argentina, which imposed a fine on YPF of Ps.109 million (€27.2 million) for allegedly abusing its dominant position in the bulk LPG market by charging different prices for exports and sales in the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine, which YPF has paid.

On March 22, 1999, CNDC Decision No. 189/99 ordered an investigation into whether abuse of dominant market position, which was determined to have occurred during the period from 1993 until September 1997, had been repeated in the period from October 1997 until March 1999. On December 19, 2003, the CNDC completed its investigation and charged YPF with abuse of dominant market position during this period. On January 20, 2004, YPF filed a response seeking to have the decision reversed on the basis of procedural defects, the running of the statute of limitations and certain substantive defenses.

Given that the Argentine Supreme Court has previously established under Law No. 22,262 that the statute of limitations for administrative infractions is two years, YPF’s defense based on the statute of limitations having run should be successful. Since the imputed conduct occurred before September 29, 1999, which is the effective date of the new law, YPF believes that the law applicable to the proceeding is Law No. 22,262 instead of the new Antitrust Protection Law (No. 25,156). YPF filed appeals with the National Economic Criminal Court: (i) on July 29, 2003, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the opening of the preliminary investigations, without deciding in advance on the prescription claimed by YPF; and (ii) on February 4, 2004, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the charge because of a lack of majority and prejudgment. On April 13, 2004, the National Court of Appeals in Criminal Economic Matters sustained the appeal filed by YPF on the grounds of lack of majority of the CNDC in passing the objected resolution. Likewise, on August 31, 2004, YPF appealed the resolution passed by CNDC that rejected the claimed prescription. The CNDC accepted the appeal and referred the proceedings to Room 2 of the National Court of Appeals in Federal Civil and Commercial Matters and thereby prevented the prior intervention of Room B of the National Court of Appeals in Criminal Economic Matters. Once given notice to sustain the appeal, YPF will be allowed to express grievances.

On April 20, 2004, YPF was notified of an arbitration complaint filed by CMS ENSENADA S.A. in connection with a supply contract for electric power and vapor to the La Plata refinery, entered into on August 16, 1995 between YPF and Energía y Vapor S.A.—CMS Ensenada S.A., UTE (subsequently succeeded by CMS ENSENADA S.A.). CMS asserts that payments by YPF for electricity and vapor supplied under the agreement must be made in the originally agreed upon currency (US$) and not in Argentine pesos. It argues that the “pesification” of obligations in foreign currency imposed by the Public Emergency Law is unconstitutional. YPF is preparing an answer to the complaint.

Although YPF has not been duly notified, it has some information related to the existence of criminal proceedings brought by the Secretary of Environmental Policy of the Province of Buenos Aires on the grounds of the purported worsening of the water quality in the western channel adjacent to La Plata refinery, potential health damages on the account of the existence of volatile particles and/or hydrocarbon suspension, non-fulfilment of a remediation schedule of channels and the existence of allegedly clandestine disposals sites. As far as we know, the court has not given any notices or made any formal accusations so far.

Ecuador

The Auditing Office of the Central Government (“Contraloría General del Estado”) conducted a special inspection of Petroecuador due to the adjustments in the quality differential and oil transport in the Trans-Ecuadorian Oil Pipeline System (SOTE) for the period from January 1997 to September 1999. A variation was determined against Repsol YPF in the amount of US$60.6 million (€44.8 million), equal to 2.5 million barrels of oil, assessed by the Auditing Office. Repsol YPF has challenged the decision in the Administrative Litigation Court, and a ruling is pending in the case. Repsol YPF, through Repsol YPF Ecuador, has recorded a provision of US$7.4 million (€5.5 million).

Additionally, for those described below, a provision has not been recorded as of December 31, 2004 or 2003, since information available prior to issuance of the financial statements indicated that it was not probable that a liability had been incurred at such dates.

Argentina

On December 9, 2002, YPF filed a declaratory judgment action (“Acción Declarativa de Certeza”) before an Argentine federal court requesting clarification as to the uncertainty generated by opinions and statements of several organizations providing official advice that the right of the hydrocarbon industry to freely dispose of up to 70% of foreign currency proceeds from exports of hydrocarbons products and by-products, as provided by Executive Decree 1,589/89, had been implicitly abolished by the new exchange regime established by Executive Decree 1,606/02. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF’s access to and use of 70% of the foreign exchange proceeds from its hydrocarbon exports. Following the enactment of Decree No. 2,703/02 in December 2002, YPF expanded the scope of the declaratory judgment action before the federal court to clear any doubts and uncertainty arising after the enactment of this Decree. On December 1, 2003, the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703 in 2002, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. Nevertheless, the Court of Appeal’s decision was silent with respect to the availability of the exemption to convert proceeds from export operations carried out by oil and gas companies into domestic currency. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available to oil and gas companies during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree 2,703. On February 6, 2004, the Court of Appeals dismissed YPF’s motion for clarification, indicating that the regulations included in Decree 2,703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF’s access to foreign exchange proceeds, as described above. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court against the dismissal of the motion for clarification by the Court of Appeals and requested the restatement of the injunction against the Central Bank and the Ministry of Economy. The Federal Court of Appeals dismissed the extraordinary appeal. However, the Court of First Instance hearing the case considered that the lawsuit has an economic nature. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from hydrocarbon exports, it was deemed advisable to abandon the suit as a procedural strategy. Should the Central Bank eventually request the conversion of the foreign currency proceeds derived from hydrocarbon exports made from the issuance of Decree 1,606/01 to the date on which Decree 2,703/02 became effective, YPF may challenge such decisions or proceedings through administrative appeals procedures, as well as request precautionary measures within the frame of other judicial proceedings.

Through Resolution SCC No. 27/04, which has been replaced by Resolution Secretary of Energy (SE) No. 659/2004, the Energy Secretariat established a rationalization program for gas exports and for the use of the transportation capacity. The Resolution required cuts in natural gas exports in order to satisfy domestic demand. YPF objected to Resolution No. 27/04 and Resolution 659/04. However, in the absence of a resolution sustaining its objection, YPF was forced to act in compliance with the Resolutions in order to avoid further damages to YPF and its export clients. As a consequence of the Resolutions, instructions given by the authorities forced YPF to reduce, either totally or partially, its natural gas deliveries to some of its export clients. Upon giving notice of each restriction to its clients, YPF asserted that both Resolutions, as well as the notes derived therefrom, constituted acts of god or force majeure events, which release YPF from any contractual or extra-contractual liability for failing to make available the natural gas volumes agreed upon in the respective contracts. YPF has received letters from its customers, in which they reject the grounds of the alleged force majeure and hold YPF liable for a breach of its contract supply obligation. YPF has answered such letters by asserting the existence of an act of god or force majeure event. One client has invoiced YPF “deliver or pay” amounts related to the above mentioned restriction. YPF has duly rejected such invoice.

On January 21, 2005, YPF was notified of a request made by Endesa for the appointment of arbitrators. It should be noted that on June 27, 2000, Endesa and YPF entered into a natural gas sales contract for a Maximum Daily Quantity (MDQ) of 900,000 m3/day (which was already covered by an export permit), with an option to increase the MDQ by another 900,000 m3/day. The contract term is for 15 years. The MDQ increase was subject to the fulfilment of the following conditions precedent: (i) Endesa would exercise the option; and (ii) YPF would obtain an export permit in order to cover the MDQ increase. On July 14, 2000, Endesa exercised the option, but the export permit for the MDQ increase was denied to YPF by the Under Secretary of Fuels on October 25, 2001. It should be noted that the consumption of the Endesa’s Taltal power station only exceeded the original MDQ (900,000 m3/day) at the end of 2003. Such volumes in excess of 900,000 m3/day were exported as a surplus to the existing export permit. On March 2004, Resolution Secretary of Energy (SE) 265/2004 was passed, prohibiting the export of surpluses (limiting the delivered volumes to Taltal power station to 900,000 m3/day). Endesa and YPF have designated their arbitrators.

Mexico

In civil trial 68/2004-B, initiated by the Unión Nacional de Trabajadores de Confianza de la Industria Petrolera, A.C., a group of former oil workers, the plaintiff is requesting absolute nullity of the unit price public works contract signed with PEMEX Exploración y Producción (“PEMEX”). The complaint was only notified to PEMEX, which filed a motion for incompetence because the case deals with administrative and not civil matters. The civil judge decided the question of incompetence and remitted the case files to the District Administrative Court. The administrative judge rejected the complaint as inadmissible and remitted the case files to a Specialized Court in Nullity Matters. Currently, the plaintiff has the right to appeal the administrative judge’s resolution.

In full civil trial 72/04, initiated by Federal Deputies and Senators of the Fifty Ninth Congress of the Union, the plaintiff argues, among other things, that the unit price public works contract signed with PEMEX lacks legal effect because it is a fraudulent legal act used as a subterfuge to conceal the signing of an exploitation contract. The complaint was notified to Repsol Exploración México, S.A. de C.V. and Repsol Exploración, S.A. An incidental motion for incompetence was filed, in which it was argued that this is an administrative and not a civil matter, but the motion was denied in February 2005. That decision has been appealed.

Finally, for those described below, a provision has not been recorded as of December 31, 2004 or 2003, since information available prior to issuance of the financial statements indicated that it was remote that a liability had been incurred at the date of the financial statements.

Argentina

In January 2003, Candlewood Timber Group LLC, a subsidiary of Forestal Santa Barbara S.R.L., sued Pan American Energy LLC, the operator of the joint venture that operates the current exploitation concession in the Acambuco area claiming damages to its forestry business in the Acambuco area, allegedly resulting from, among others, uncontrolled clearing of forest vegetation and soils and destruction of thousands of valuable hardwood trees by the joint venture. If the claims are sustained, and absent a finding of gross negligence by the operator, YPF, as a 22.5% partner in the joint venture, would be held liable in such proportion. The plaintiff is also asking that the joint venture undertake environmental remediation action to clean up the affected sites. Although the amount of the complaint has not been established yet, in January 2002, Forestal Santa Barbara sent a letter to the operator of the joint venture claiming compensation of Ps.50 million (approximately €12.5 million). The Chancery Court of the State of Delaware, which is where the suit was filed, dismissed the suit based on lack of jurisdiction, which decision the plaintiff appealed. The Supreme Court of Delaware held that Delaware Courts have concurrent jurisdiction with Argentine courts and proceeded to consider the merits of the case. An extraordinary appeal was filed before the Supreme Court of the United States.

In October 2002 YPF and Repsol YPF Gas S.A. received notification of a complaint initiated by Autogas S.A. The complaint was answered on December 12, 2002, and no further procedures have taken place since that date. Autogas claims damages in the amount of Ps.117.3 million, which at current values amounts to approximately Ps. 187.3 million (€46.76 million), for YPF’s alleged exercise of its dominant market position in the LPG market, alleged breach of contract and violation of the trademark laws during the period from 1994 to 1997. YPF believes that the lawsuit is without merit and that documents filed at trial have so far failed to prove a causal connection between the alleged misconduct and the amount of damages sought.

In May 2002, the Centro de Retirados de la Armada Nacional sued Repsol YPF seeking that it remediate alleged environmental damages in Rio de La Plata, Rio Santiago and Pluma Rio Santiago due to water contamination allegedly caused by the operations of the La Plata refinery. The complaint estimates the cost of compliance at US$1,391 million (approximately €1,027.3 million). YPF believes that the majority of environmental damages alleged by the plaintiff, if proven, would be attributable to events that occurred prior to YPF’s privatization and would therefore be the sole responsibility of the Argentine government in accordance with the Privatization Law of YPF. The complaint has not yet been served.

In July 2002, EDF Internacional S.A. (“EDF”) initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A., Repsol YPF and YPF. EDF claims from Repsol YPF and YPF the payment of US$69 million (€50.96 million). EDF claims that under a Stock Purchase Agreement dated March 30, 2001 among Endesa Internacional S.A. and Astra Compañía Argentina de Petróleo S.A (which was subsequently merged into YPF), as sellers, and EDF, as purchaser, with respect to shares of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A., EDF is entitled to an adjustment in the purchase price it paid due to changes in the exchange rate of the Argentine peso which EDF considers occurred in part prior to December 31, 2001. YPF’s position is that the change in the exchange rate did not occur prior to January 2002, and, therefore, EDF is not entitled to the purchase price adjustment. YPF has filed a counterclaim against EDF in the amount of US$13.85 million (€10.23 million) as a purchase price adjustment. YPF’s management believes that EDF’s claim is without merit. In 2003, the arbitration tribunal agreed that it lacked jurisdiction over Repsol YPF as Repsol YPF was not a party to the Stock Purchase Agreement. That decision was confirmed on February 11, 2005.

An action has been brought against YPF for a total amount of US$457 million (€337.5 million) by the Confederación Indígena del Neuquén, the Agrupación Mapuche Paynemil, the Agrupación Lof Comunidad Kaxipayiñ and 95 individual members of these associations claiming damages for termination of contract and damages allegedly caused by hydrocarbon exploration and exploitation activities at the Loma La Lata-Sierra Barrosa site in the Province of Neuquén. The claim is based on alleged damages caused to the Mapuche native community and culture, as well as physical and psychological health impairments, site contamination and environmental and moral damages. The plaintiffs have claimed that US$ 306 million (€226 million) of the total claim is for remediation purposes. YPF has notified the Argentine government of this lawsuit pursuant to the Privatization Law of YPF. YPF considers this suit to be without merit.

On November 17, 2003, the National Antitrust Commission (“CNDC”) requested explanations, within the framework of an official investigation under the terms of Art. 29 of the Antitrust Act, from a group of almost 30 natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) old expired contracts signed by YPF when it was state-owned and YPFB (the Bolivian state-owned oil company) under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2005, YPF received notification of Resolution dated December 2, 2005 whereby the CNDC (i) rejected the “non bis in idem” petition filed by YPF on the grounds that ENARGAS was not empowered to solve the issue when Enargas Resolution Number 1289 was enacted and (ii) ordered that preliminary investigations be undertaken pursuant to the provisions of Section 30 of Act 25,156.

In October 2002, YPF was notified of complaints by neighbors of a YPF service station claiming US$21.56 million (approximately €16 million) in damages allegedly resulting from a fuel leakage coming from that station.

On November 7, 2003, the then-National Deputies, Arturo Lafalla, Ricardo Falu and others filed with the CNDC a complaint against YPF for abuse of dominant position in the bulk LPG market during 2002 and part of 2003. The alleged conduct consisted of selling bulk LPG in the domestic market at prices higher than the export price, thereby restricting the availability of bulk LPG in the domestic market. On December 15, 2003, the CNDC decided to forward the complaint to YPF and request from it explanations under the terms of Art. 29 of the Antitrust Act. On January 21, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed. At this point, the CNDC may accept YPF’s explanations or begin a criminal investigation. YPF contends that it did not restrict LPG supply in the domestic market during the relevant period and that during this period all domestic demand for LPG could have been supplied by YPF’s competitors and that, therefore, YPF’s market share could not be deemed a dominant position.

On March 29, 2004, the Province of Neuquén filed a complaint for an undetermined amount against YPF, seeking compensation for easements on provincial fiscal lands located in areas granted to YPF as concessions for hydrocarbon exploration. The complaint also asked for compensation for the use of certain materials that YPF allegedly removed from fiscal lands and for the losses incurred due to YPF’s alleged interference with the development of irrigation works in the Loma La Lata field. YPF has requested that the complaint be dismissed on the grounds that certain provisions of the Mining Code establish the gratuitous nature of such easements. YPF has also argued that the materials found on fiscal lands are of common use, provided that the Province has not granted the rights to such materials to third-parties, that the regular exercise of easement rights implies restrictions to their owners’ domain, and that the claim is not supported by the evidence on record.

The Patagonian Association of Land-Owners (“ASSUPA”) sued the companies operating exploitation concessions and exploration permits in the Neuquén Basin—YPF being one of them—claiming the remediation of the general environmental damage purportedly caused in the execution of such activities and the implementation of measures allowing to prevent environmental damages in the future. The amount claimed is over Ps. 550 million (about €137 million). The plaintiff requested that the Energy Secretary, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the Provinces of Buenos Aires, La Pampa, Neuquén, Río Negro, and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Supreme Court of Justice of the Nation. Having the complaint been notified, YPF and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. If the court sustains the motion, one plaintiff will have to amend its complaint and describe the facts upon which its claim is grounded, identify its damages and establish a causal connection between the alleged facts and the damages. Due to the filing of this motion, the term to answer the complaint was suspended.

YPF International (United States)

The following is a brief description of certain potential environmental and other liabilities of Maxus, most of which arise in connection with the sale of Diamond Shamrock Chemicals (“Chemicals”) to a subsidiary of Occidental in 1986. Under the stock purchase agreement related to that sale, Maxus assumed certain liabilities related to past operations of Chemicals. Tierra has agreed to assume essentially all of Maxus’ environmental-related obligations to Occidental in respect of Chemicals.

As of December 31, 2004, Repsol YPF Group, through YPF Holdings Inc., had established a reserve of approximately US$98.3 million (€72.6 million) in respect of the environmental liabilities assumed under the stock purchase agreement. Repsol YPF believes that this reserve is adequate to cover all material contingencies to the extent that they are probable and reasonably estimable. Nevertheless, because such contingencies are inherently uncertain and circumstances, including the assessment of natural resources damages, requirements to conduct interim remedial measures and changes in remedial actions, could change, the projected amount of these liabilities may increase in the future.

Newark, New Jersey. Tierra, on behalf of Occidental, is performing work, conducting studies and responding to developments related to Chemicals’ former Newark agricultural chemicals plant, including the following:

•	Pursuant to a consent decree agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection (“DEP”) and Occidental, as successor to Chemicals, Tierra constructed the approved remedy at Chemicals’ former plant and is awaiting the EPA’s concurrence that the construction is complete. Repsol YPF has fully reserved for the estimated costs to complete the optimization phase and thereafter to conduct operation and maintenance of the remedy for approximately 10 years after January 1, 2005.

•	Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to Chemicals’ former plant, are contaminated with hazardous chemicals from many sources. Pursuant to an agreement with the EPA, Tierra is conducting studies of a six-mile portion of the Passaic River near the plant site. Tierra expects to complete these studies in 2005.

•	The EPA and other agencies have undertaken a cooperative effort designated as the Passaic River Restoration Project (“PRRP”) to address environmental issues in the lower portion of the Passaic River. Tierra has agreed, along with a number of other entities, to participate in a remedial investigation and feasibility study in connection with the PRRP.

•	In 2003, the DEP issued a directive seeking to address natural resource damages allegedly resulting from almost 200 years of industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated a Superfund site and is a subject of the PRRP. Tierra, Maxus and the other named parties have filed responses to the directive.

•	In February 2004, the EPA and Occidental entered into an administrative consent order regarding Newark Bay. Pursuant to this order, Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the bay. The nature and scope of the testing and studies are subject to approval by the EPA.

As of December 31, 2004, a total of US$22.0 million (€16.24 million) was reserved in connection with these activities. Until the studies are completed and evaluated, Repsol YPF cannot estimate what additional costs, if any, will be required to be incurred with respect to these matters.

Hudson County, New Jersey. Tierra, on behalf of Occidental, is performing work, conducting studies and responding to developments related to Chemicals’ former Kearny chromite ore processing chemicals plant, including the following:

•	According to the DEP, chromite ore processing residue, including residue from Chemicals’ former Kearny plant, was used as fill material at a number of sites in Hudson County. Pursuant to an administrative consent order between the DEP and Occidental (as successor to Chemicals), Tierra is performing investigation and remediation work at certain chrome sites in Kearny and Secaucus, New Jersey, and is providing financial assurance in the amount of US$20 million (€14.8 million). The total cost of remediation is uncertain.

•	In June 2004, the DEP expressed a desire that a sediments testing program be conducted on a portion of the Hackensack River near the former Kearny plant. Tierra and other parties are engaged in discussions with the DEP regarding this issue.

•

On May 3, 2005, the DEP undertook two actions in connection with chrome sites in Hudson and Essex Counties. First, it issued a directive to the alleged former chromium manufacturers, including Maxus and Occidental, directing them to arrange for the clean up of chromite ore processing residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of US$19.55 million (€14.4 million). Second, the DEP filed a lawsuit against Occidental and two other entities in state court seeking, among other things, clean up of various sites where chromite ore processing residue is allegedly located, recovery of its past costs and, with respect to 18 sites, treble damages. Repsol YPF believes the directive and the lawsuit are without substantial merit, insofar as they name Maxus and/or Occidental.

As of December 31, 2004, a total of US$25.5 million (€18.8 million) was reserved in connection with these matters. Until the investigations and testing programs (if undertaken) are completed and evaluated, Repsol YPF cannot estimate what additional costs, if any, will be required to be incurred with respect to these matters.

Painesville, Ohio. Tierra, on behalf of Occidental, is conducting remedial investigations and studies and performing other work related to Chemicals’ former manufacturing facilities in Painesville, Ohio. Generally, this work is being done pursuant to a Director’s Final Findings and Order (“Order”) by consent, issued by the Ohio Environmental Protection Agency (“OEPA”). The OEPA has approved certain work under the Order, including remediation of a former cement plant and a former aluminum smelting plant, and other work is being conducted together with a developer for the possible development of portions of this site. As of December 31, 2004, Repsol YPF has reserved a total of US$9.6 million (€7.1 million) for its estimated share of the costs of such investigations, studies and work. The scope and nature of any further investigation, remediation or other work that may be required at this site cannot be presently determined.

Greens Bayou, Texas. Following the settlement of a lawsuit brought by the Port of Houston, the defendants agreed to arbitrate their respective obligations under the settlement. The initial award in that arbitration requires Maxus and Tierra, on behalf of Occidental as successor to Chemicals, to pay the other defendants approximately US$26 million (€19.2 million), plus possibly interest, and to pay approximately 70% of certain future remediation costs. In December 2004, Maxus and Tierra paid approximately US$28 million (€20.7 million) into a trust account in respect of the cash portion of the award. Maxus, Tierra and Occidental have requested a review of the initial award as a part of the arbitration process and have separately challenged the award in a court proceeding. At December 31, 2004, reserves had been allocated in the amount of US$31.2 million (€23 million) in connection with this contingency.

Miscellaneous. In addition to the foregoing, Maxus and/or Tierra are involved in the following matters:

•	Occidental, as successor to Chemicals, has been designated as a potentially responsible party with respect to a number of third-party sites where hazardous substances from Chemicals’ operations allegedly were disposed or have come to be located. At a number of these sites, the ultimate response cost and Chemicals’ share of such costs cannot be estimated at this time. Repsol YPF has reserved approximately US$3.7 million (€2.73 million) for its estimated share of costs related to these sites, where such costs are both probable and reasonably estimable.

•	A subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs.

•	In 2002, a subsidiary of Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have an obligation to defend and indemnify it in respect of certain historical obligations of Chemicals relating to the manufacture of products in the past, notwithstanding the fact that (a) the stock purchase agreement contains a 12-year cut-off for defense and indemnity with respect to most litigation and (b) Tierra is not a party to the agreement. This matter is set for trial in late 2005.

•	There are a number of other sites and matters for which Maxus has agreed to defend Occidental, as successor to Chemicals. However, none of these other sites or matters is currently expected to have a material adverse effect on Repsol YPF’s financial position.

6.3	Dividends Policy

See Section 8.2 “Additional Information—Dividends”.

7.	Offering and Listing

7.1	Historical Trading Information

Repsol YPF’s shares are listed on the Spanish Stock Exchanges and quoted on the Automated Quotation System. Repsol YPF’s shares have also been quoted since November 30, 1999 on the Bolsa de Comercio in Buenos Aires. The ADSs, each representing one share, are listed on the New York Stock Exchange. The Bank of New York is Repsol YPF’s depositary issuing ADSs under the deposit agreement dated May 15, 1989, as amended in February 22, 1993, July 6, 1999, and as further amended and restated as of July 7, 2002, among Repsol YPF, The Bank of New York, as depositary, and the holders from time to time of ADSs. All per ADS and per share data presented below have been adjusted to reflect the three-for-one stock split of shares of Repsol YPF which occurred on April 19, 1999.

The tables below set forth, for the periods indicated, the reported high and low sales prices of ADSs on the New York Stock Exchange:

	U.S. dollars per ADS
	High	Low
2000
First Quarter	23.00	18.00
Second Quarter	22.00	18.88
Third Quarter	20.88	18.25
Fourth Quarter	19.50	14.63

2001
First Quarter	18.73	15.94
Second Quarter	19.50	16.25
Third Quarter	17.49	12.50
Fourth Quarter	15.35	13.12

2002
First Quarter	14.77	11.45
Second Quarter	13.15	10.08
Third Quarter	13.49	10.18
Fourth Quarter	13.26	10.22

2003
First Quarter	15.23	13.10
Second Quarter	16.94	14.36
Third Quarter	17.48	15.59
Fourth Quarter	19.69	16.60

2004
First Quarter	21.74	19.12
Second Quarter	22.54	19.69
Third Quarter	22.58	19.92
Fourth Quarter	26.26	21.42

	U.S. dollars per ADS
	High	Low
2004
December	26.26	23.77

2005
January	26.05	24.25
February	27.40	25.40
March	28.50	26.01
April	27.38	25.20
May	26.15	24.65
June (through June 24)	25.94	25.70

On June 29, 2005, the reported last sale price of the ADSs on the New York Stock Exchange was $25.34 per ADS.

As of December 31, 2004, 2.6% (32,304,384 ordinary shares) of the ordinary shares were held in the form of ADSs by 120 holders of record, including The Depository Trust Company.

The tables below set forth, for the periods indicated, the reported high and low quoted prices for the ordinary shares on the Automated Quotation System, which is the principal Spanish trading system for the ordinary shares. On January 4, 1999, the Madrid Stock Exchange began quoting share prices in euro. The exchange rate at which the Spanish peseta has been irrevocably fixed against the euro is Ptas. 166.386 = €1.00. All share prices in pesetas for the period prior to January 4, 1999 have been translated at the irrevocable euro-peseta exchange rate.

	euro per share
	High	Low
2000
First Quarter	23.47	18.17
Second Quarter	23.47	20.13
Third Quarter	24.01	20.00
Fourth Quarter	22.43	16.20

2001
First Quarter	20.45	16.99
Second Quarter	21.97	18.81
Third Quarter	19.70	13.75
Fourth Quarter	17.00	14.30

2002
First Quarter	16.20	12.93
Second Quarter	14.95	10.65
Third Quarter	13.83	10.15
Fourth Quarter	13.03	10.59

2003
First Quarter	14.30	11.79
Second Quarter	14.41	12.83
Third Quarter	15.88	13.84
Fourth Quarter	15.59	14.04

2004
First Quarter	17.06	15.38
Second Quarter	18.54	16.45
Third Quarter	18.25	16.40
Fourth Quarter	19.28	16.86

	euro per share
	High	Low
2004
December	19.28	18.10

2005
January	19.60	18.52
February	20.71	19.51
March	21.48	20.09
April	21.24	19.50
May	20.84	19.59
June (through June 24)	21.57	21.27

On June 29, 2005 the closing price of the ordinary shares in the Automated Quotation System was €21.20 per share, equal to $25.65 at the Noon Buying Rate on June 29, 2005.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for the ordinary shares on the Buenos Aires Stock Exchange, which is the principal Argentine stock exchange for the ordinary shares.

	pesos per share
	High	Low
2002
First Quarter	47.00	20.00
Second Quarter	48.50	36.00
Third Quarter	51.00	39.00
Fourth Quarter	49.50	39.90

2003
First Quarter	48.00	42.00
Second Quarter	47.00	41.00
Third Quarter	51.50	43.50
Fourth Quarter	58.00	48.00

2004
First Quarter	64.00	57.25
Second Quarter	66.00	57.00
Third Quarter	66.50	60.00
Fourth Quarter	78.00	64.00

	pesos per share
	High	Low
2004
December	78.00	70.40

2005
January	77.30	72.50
February	80.30	73.90
March	83.30	76.00
April	78.10	73.00
May	75.80	72.00
June (through June 24)	74.50	73.70

On June 29, 2005, the closing price of the ordinary shares on the Buenos Aires Stock Exchange was Ps. 73.00 per share, which is equal to $25.39 at the Banco de la Nación Argentina rate on June 29, 2005 (Ps. 2.875 = $1.00).

Repsol YPF and its subsidiaries do not currently make a market or trade in the ordinary shares and have not held and do not hold any of the ordinary shares.

7.2	Nature of the Trading Market

At December 31, 2004, there were 109 companies listed and traded on the Automated Quotation System. The market capitalization of all companies listed on the Madrid Stock Exchange as of December 31, 2004 was approximately €514.8 billion, and reported trading volume of companies for 2004 was €57.3 billion.

7.2.1	Automated Quotation System

The Automated Quotation System was introduced in 1989 and links the four local exchanges in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). It provides listed securities with a uniform continuous market, eliminating certain differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time the order is entered. Each order is executed as soon as a matching order is entered, but can be modified or canceled until execution. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is quoted and regulated by Sociedad de Bolsas, S.A. (the “Sociedad de Bolsas”), a corporation owned by the companies that manage the local exchanges. All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker or a dealer firm.

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

Static price range: The static price range is a fluctuation band established around the static price of a security, fixing the maximum allowed price variation with respect to each security on any trading day. The static price for each security is settled daily during the pre-opening session from 8:30 a.m. to 9:00 a.m. The fluctuation band is peculiar to each security, and in the case of Repsol YPF, the maximum allowed variation with respect to the static price is currently 4%. If there are offers or bids outside of this fluctuation band, trading of the security is temporarily halted, and a “volatility auction” takes place to settle a new static price for the day. The fluctuation band established around the static price applies not only to open market trades, but also to the pre-opening session, the volatility auction and the closing auction.

Dynamic price range: The dynamic price range is a fluctuation band established around the dynamic price of a security, fixing the maximum allowed price variation allowed between subsequent trade orders. The dynamic price, which is determined continuously during the day, corresponds to the most recent price at which a security has been traded. In the case of Repsol YPF, the maximum allowed variation with respect of the dynamic price is currently 1%. This fluctuation band detects significant price movements between two subsequent trades. If there are offers or bids outside the fluctuation band, trading of the security is halted for five minutes and a “volatility auction” takes place in order to settle a new static price. The fluctuation band fixed around the dynamic price applies only to open market trading and closing auction operations, and is not applicable to bids and offers made during the pre-opening session and the volatility auction.

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of the Sociedad de Bolsas. These trades may occur at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day, if:

•	the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months; and

•	all outstanding buy or sell orders meet specific conditions including, among other things, a value of at least €30,000 and no more than €60,000 or 5% of the average daily trading volume for the securities in the preceding three months.

Trades may take place at any time (with the prior authorization of the Sociedad de Bolsas) at any price if:

•	the trade involves more than €1.5 million and more than 40% of the average daily volume of the stock during the preceding three months;

•	the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies;

•	the transaction is performed for the purposes of settling a litigation or completing a complex group of contracts; or

•	the Sociedad de Bolsas finds other justifiable cause.

Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.

In September 1998, new rules were adopted by the Sociedad de Bolsas with respect to block trades of at least €600,000 and representing at least 5% of the average daily trading volume during the last quarter ended of the security being traded. The new rates apply to securities that constitute the IBEX-35, including Repsol YPF.

Pursuant to Royal Decree (Real Decreto 116/92) of February 14, 1992 and to Repsol YPF’s by-laws, Repsol YPF’s ordinary shares are in book-entry form. The clearance and settlement system and its members referred to below are responsible for maintaining records of purchases and sales under the book-entry system.

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

Iberclear is owned by Bolsas y Mercados Españoles Sociedad Holding de Mercados y Sistemas Financieros, S.A., a newly incorporated holding company which holds a 100% interest in each of the Spanish official secondary markets and settlement systems. See Section 7.3.1 “Offering and Listing—Securities Market Regulation—Integration of the Spanish Official Organized Secondary Markets and Clearing and Settlement Systems into a Single Holding Company”. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. Iberclear, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities on its own behalf as well as the number of shares held on behalf of third parties. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

•	the member entity appearing in the records of Iberclear as holding the relevant shares in its own name, or

•	the investor appearing in the records of the member entity as holding the shares.

Iberclear has approved regulations introducing the so-called “D+3 Settlement System” by which the settlement of any transactions must be made within three business days following the date on which the transaction was carried out.

Obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of a Spanish official stockbroker, broker-dealer or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner’s request the relevant member entity must issue a certificate of ownership. If the owner is a member entity, Iberclear is in charge of the issuance of the certificate with respect to the shares held in the member entity’s name. Spanish Law 37/1998, which implements a European Union directive, allows, in specified circumstances, for the transfer of ownership of shares of a company listed on a Spanish stock exchange without complying with one or more of the requirements described above. However, secondary legislation required to implement this law in Spain has not been enacted as of the date of this offering memorandum.

7.3	Securities Market Regulation

The Securities Markets Act was enacted in 1988 with the purpose of reforming the organization and supervision of the Spanish securities markets. This legislation and regulation implementing it:

•	established an independent regulatory authority, the Comisión Nacional del Mercado de Valores (the “CNMV”) to supervise the securities markets;

•	established a framework for the regulation of trading practices, tender offers and insider trading;

•	required stock exchange members to be corporate entities;

•	required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

•	established the legal framework for the Automated Quotation System;

•	exempted the sale of securities from transfer and value added taxes;

•	deregulated brokerage commissions; and

•	provided for transfer of shares by book-entry or by delivery of evidence of title. This law has been modified in part by Law 37/1998, effective November 16, 1998, adopting certain European Union directives relating to (a) investment services, (b) indemnification of investors, (c) capital requirements for investment companies and financial institutions and (d) legal, regulatory and administrative provisions relating to access to the services of financial institutions.

The enactment of Act 44/2002, of November 22, 2002, on measures for the improvement of the financial system, has introduced significant development to the Securities Markets Act regime, including:

•	Integration of clearing and settlement systems (“Sociedad de Sistemas”);

•	Obligation of issuers to report to the CNMV any related party transactions;

•	A wider legal regime on inside information, Chinese walls, use of confidential information and stock price manipulation;

•	Obligation of issuers to create an Audit Committee composed of a majority of non-executive directors and chaired by one of such non-executive directors;

•	Obligation of issuers to provide to the CNMV a set of internal conduct regulations.

Act 26/2003, of July 17, amending the Securities Markets Act and the Corporations Act, provides for new regulation concerning listed companies. The main developments include the following:

•	A specific chapter called “Listed Companies” has been included within the Securities Markets Act. This chapter regulates certain restrictions and obligations on the execution of shareholders agreements, the adoption of rules of the shareholders meeting, the publication of an annual report on corporate governance practices and the provision of the necessary procedures for assuring the exercise by the shareholders of their information rights.

•	As far as the Corporations Act is concerned, some articles referring to the information rights of the shareholders of listed companies and the general duties of the Directors have been developed.

Lastly, the Securities Market Act has been amended recently by means of Royal Decree-Law 5/2005, of March 11, on urgent measures for improving competition and public contracting. Royal Decree-Law 5/2005 implements partially Directive 2003/71/CE, of November 4, 2003, on the prospectus to be published when securities are offered to the public.

The main new provisions which have been included in the Securities Market Act are:

•	Book entries are no longer required to be created by means of a public deed. The creation of book entries may be undertaken through the drafting of a document in which the necessary information for identifying the securities must be provided. Such document is considered a prospectus under Royal Decree-Law 5/2005.

•	Prior notice (“comunicación previa”) is not required for admitting securities to the market.

•	A EU passport is provided and serves as the means by which a prospectus filed with the securities regulator of the member country in which the issuer has its corporate domicile becomes valid and sufficient for offering securities to the public in other EU member countries.

•	A specific responsibility regime, overseeing the veracity of the information included within the prospectus, is established. Royal Decree-Law 5/2005 makes clear that the issuer, the offeror, the guarantor and their directors or officials signing the prospectus are responsible for the content of the prospectus. Likewise, the lead managers (“entidades directoras”) are made expressly responsible for verifying the content of the prospectus.

•	Some exemptions from the obligation of filing a prospectus are provided. Among others, if the offering is addressed to qualified investors, no prospectus is required to be filed.

•	For debt security offerings, certain corporate prerequisites set forth in the Spanish Corporations Act are deleted (i.e., the execution of a public deed, the registration of such deed and the publication of the offering are no longer required).

Apart from Royal Decree-Law 5/2005, as of July 1, 2005, an EU Regulation will come into force pertaining to the different forms of prospectuses to be filed when securities are offered to the public. This Regulation does not have to be implemented through a Spanish rule since it is directly applicable in Spain.

7.3.1.	Integration of the Spanish Official Organized Secondary Markets and Clearing and Settlement Systems into a Single Holding Company

On June 20, 2001, the Management Companies (“Sociedades Rectoras”) of the Spanish stock exchanges, the AIAF Private Debt Wholesale Market, the MEFF and Citrics Futures and Options Markets, Senaf, A.V. S.A. S.O.N and Iberclear (a company incorporated by the prior Securities Clearing and Settlement Service, the SCLV and the Bank of Spain in its capacity as management entity of the settlement system of the Public Debt Market) entered into a protocol relating to their integration into a single holding company.

In furtherance of this protocol, on February 5 and 6, 2002, virtually all the shareholders of the companies involved entered into a framework agreement whereby, subject to certain conditions, including obtaining the authorization of the Spanish government as provided for in the 17th Additional Provision of the Securities Market Act 1988, as amended, the shareholders of the relevant companies which operate the different secondary markets and settlement systems agreed to the incorporation of a holding company, to be named Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A., and to procure that the holding company launch an offer to all the shareholders of the relevant companies to exchange their shares in such companies for newly issued shares in the holding company.

In compliance with the framework agreement, Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. was incorporated on February 15, 2002. The determination of the relevant share exchange ratios and the contribution by the shareholders of the shares of the different companies into the holding company in exchange for newly issued shares in the holding company was approved on June 18, 2002 by its shareholders. Authorization from the Council of Ministers (“Consejo de Ministros”) was granted on September 27, 2002, constituting the last step for incorporation of the holding company. The holding company has become the sole shareholder of the companies which operate the different secondary markets and settlement systems. As of October 2002, all of the shareholders of the different companies involved, except the Bank of Spain with respect to its stake in Iberclear, contributed their shares into the holding company in exchange for newly issued shares in the holding company. Therefore, the holding company became the sole shareholder of the companies which operate the different secondary markets and settlement systems in Spain, except for the 39.7% of the capital of Iberclear which was owned by the Bank of Spain. As of September 2003, the Bank of Spain contributed its shares in Iberclear (39.7%) in exchange for new shares in the holding company.

7.4	Trading by Subsidiaries/Affiliates

The Spanish Corporations Law, dated December 22, 1989, prohibits the purchase by Repsol YPF and its affiliates of ordinary shares of Repsol YPF in the secondary market except if the following conditions are met: (i) such a purchase of ordinary shares must be authorized by a general shareholders’ meeting of Repsol YPF, (ii) the ordinary shares so purchased are without economic or voting rights while held by Repsol YPF and without voting rights while held by its affiliates, and (iii) the total number of ordinary shares held by Repsol YPF and its affiliates does not exceed 5% of the total capital of Repsol YPF. Any acquisition of ordinary shares of Repsol YPF exceeding, or that causes Repsol YPF’s and its affiliates holdings to exceed, one percent of Repsol YPF’s share capital must be reported to the CNMV.

The general shareholders’ meeting held on May 31, 2005, authorized the Board of Directors to purchase ordinary shares of Repsol YPF in the secondary market for a period of 18 months from the date of the meeting. Since that date, neither Repsol YPF nor any of its affiliates have bought or held any ordinary shares of Repsol YPF.

7.5	Internal Code of Conduct for the Repsol YPF Group in respect of the Stock Markets

Since 1993, Repsol YPF has had in place an internal Code of Conduct in which the principles and regulation of behavior in stock market trading are established.

The Code of Conduct regulates the holding and investment in shares of Repsol YPF by Directors of Repsol YPF, S.A. and the companies that comprise the Repsol YPF Group, as well as certain members of management and employees. It also establishes the obligations on the part of such persons in relation to confidential information and extends these obligations to external advisors who, by reason of the provision of professional services to Repsol YPF or companies within the Repsol YPF Group, may have access to this type of information.

The current Code of Conduct was approved by the Board of Directors of Repsol YPF at a meeting held on July 26, 2003 and incorporates the precepts of the Law on Financial System Reform, Law 44/2002, of November 22 as well as best practices in the area. The goal of the Code of Conduct is to contribute to the development of transparency and proper functioning of the stock markets and the protection of investors’ interests. The current Code of Conduct has also been adapted to comply with applicable standard market practices in Argentina and New York.

This Code of Conduct has been deposited with the CNMV and is also available on the Repsol YPF web-page www.repsolypf.com (which does not form part of this annual report).

During the 2004 fiscal year, the Code of Conduct was modified to expand its contents on matters relative to the regulation of portfolio management, periods in which securities trading is prohibited, the development of policies on treasury stock and more detailed regulation of conflicts of interest.

8.	Additional Information

8.1	Memorandum and Articles of Association

8.1.1	General

Repsol YPF, S.A. is governed by its By-Laws, by applicable laws and regulations governing corporations and laws and regulations of a general nature that are applicable to it. Specifically, the Securities Market Act and

the Revised Text of the Corporations Law, Legislative Royal Decree 1564/1989, of December 22, underwent major changes with respect to publicly-traded corporations in 2003.

Repsol YPF, S.A. was incorporated on November 12, 1986, by public deed notarized before the Public Notary of Madrid, D. Miguel Mestanza Fragero, filing number 4,293. An amendment to the By-Laws to conform to the Revised Text of the Corporation Law of 1989 was approved by the annual general shareholders’ meeting held on June 9, 1992. At the annual general shareholders’ meeting held on June 28, 2000, the shareholders approved the proposal to change the company’s name to “Repsol YPF, S.A.” effective as of the same date. Repsol YPF is registered in the Commercial Registry of Madrid on page M-65289.

The general shareholders’ meeting held on May 31, 2005 approved an amendment to Section II of Title IV of the By-Laws, which relates to the Board of Directors, the deletion of Article 47, which relates to conflict resolution, and an amendment to Article 40 (now Article 50), which relates to audits.

For a detailed description of Repsol YPF’s corporate purpose please see Section 2.1.2 “Information on Repsol YPF—Repsol YPF—Organization of Repsol YPF.” Repsol YPF’s corporate purpose is established in Article 2 of its By-Laws. Copies of the By-Laws are available at the offices of Repsol YPF and are also available on Repsol YPF’s web page www.repsolypf.com.

8.1.2	Description of Shares of Repsol YPF

As of the date of this annual report, the issued capital of Repsol YPF is €1,220,863,463 divided into a single series of 1,220,863,463 shares in book-entry form, with a nominal value of €1.00 per share.

On February 24, 1999, the Board of Directors of Repsol YPF approved the redenomination of Repsol YPF’s capital stock in euro.

The shares are in book-entry form and indivisible. Co-owners of one share must designate a single person to exercise their shareholders’ rights, but they are jointly and severally liable to Repsol YPF for all the obligations flowing from their status as shareholders. The Sociedad de Sistemas (Iberclear) (see Section 7.2.2. “Offering and Listing—Nature of the Trading Market—Clearance and Settlement System”) maintains a registry reflecting the number of shares held by each of its member entities (“entidad participante”) as well as the amount of these shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of these shares. Transfers of shares quoted on the Spanish Stock Exchanges must be made through or with the participation of a member of a Spanish Stock Exchange that is an authorized stockbroker by book entry or delivery of evidence of title to the buyer.

8.1.3	Dividend and Liquidation Rights

Payment of the interim dividend may be approved by the Board of Directors without shareholder approval provided that sufficient liquidity exists for purposes of the distribution (the amount to be distributed may not exceed the net income obtained since the close of the prior fiscal period, less losses from prior periods, amounts to be applied to reserves as required by applicable law or by the by-laws and the estimate of income tax to be paid on such net income. Payment of the final dividend is proposed by the Board of Directors and must be authorized by the shareholders at a general meeting. Holders of shares participate in such dividends for each year from the date agreed by a general meeting. According to Spanish law and Repsol YPF’s By-Laws, dividends may only be paid out of profits or distributable reserves if the value of Repsol YPF’s net worth is not, and as a result of distribution would not be, less than its capital stock. The right to a dividend lapses and reverts to Repsol YPF if it is not claimed within five years after it becomes due.

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

The members of the Board of Directors are elected by vote. For purposes of this election, any shares voluntarily grouped together in order to constitute a sum of capital equal to or greater than that resulting from dividing the share capital by the number of members of the Board of Directors are entitled to appoint those who, exceeding whole fractions, are deducted from the corresponding proportion. Repsol YPF’s directors are elected for terms of four years. The Board of Directors may designate directors from among shareholders of Repsol YPF to fill a vacancy on the Board of Directors until the next general shareholders’ meeting.

Under Spanish law, directors of Repsol YPF have a duty of diligent administration and a duty to comply with duties imposed by law and Repsol YPF’s By-Laws, with fidelity to the corporate interest of Repsol YPF. Likewise, directors have a duty of loyalty and may not use their positions as directors to undertake transactions for their own benefit or for the benefit of related parties, nor may they undertake for their own benefit or that of related parties transactions related to Repsol YPF’s assets, if the directors became aware of such transaction while they were a director and the investment or transaction was offered to, or of interest to, Repsol YPF. Furthermore, under the Regulations applicable to the Board of Directors of Repsol YPF, directors are required to abstain from voting on a resolution if they have a conflict of interest.

Each director is obligated to communicate any interest he or she has in the share capital of any company with the same, analogous or complementary business activities as those that make up the corporate purpose of Repsol YPF, as well as any positions he or she may have with any such company and any activities carried out individually, for his or her or another’s account, that are similar, analogous or complementary to the corporate purpose of Repsol YPF.

The Board of Directors of Repsol YPF is, pursuant to its By-Laws, composed of a minimum of nine and a maximum of 16 directors. The general shareholders’ meeting held on April 4, 2003 determined that the Board of Directors would be composed of 14 members.

The By-Laws and the Regulations of the Board of Directors provide for, at least, three main types of directors:

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

The valid adoption of resolutions of the Board of Directors requires that the majority of the current directors be represented at a meeting, unless the meeting has not been duly convened, in which case all directors must be present to establish a quorum.

The directors are obligated to notify Repsol YPF of any interests that they have in the capital of another company engaged in activities that are the same as, or analogous or complementary to, Repsol YPF’s activities, the roles and functions in such company carried out by such directors, as well as any such same, analogous or complementary activities carried out by them for their own or another’s account.

The Board of Directors has the power to approve any credit transaction. The issuance of debt securities, however, requires the approval of a general shareholders’ meeting.

The Board of Directors of Repsol YPF has made available, from the year 1995, a Regulation that regulates its operation and the operation of its Committees. This Regulation was subject to modifications in 1997 and 2002 to incorporate the best practices in corporate governance, the principles and recommendations of the Olivencia Report and the Code of Good Governance of the Spanish Market. On March 26, 2003, the Board of Directors, following the guidelines and principles of the Aldama Report on Good Corporate Governance, approved the Regulations that govern the structure and functions of the Board of Directors and its supervision and control. The Regulations were amended in accordance with resolutions of the Board of Directors adopted on April 27, 2005, which had the objective of including among the functions of the Audit and Control Committee the supervision of the hydrocarbon reserves of the Repsol YPF Group, as well as the review and development of the policies, objectives and guidelines of Repsol YPF with respect to environmental and security matters.

The existence of Regulations that govern the structure and functions of the Board of Directors and its supervision and control is obligatory for all corporations listed on a Spanish Stock Exchange following the adoption of Law 26/2003, of July 17, 2003.

8.1.5	Reporting Requirements

A) Acquisition of shares

Spanish law requires any person or group, which as a result of an acquisition or transfer of shares, increases its ownership above 5% or any multiple of 5%, or decreases its ownership below 5% or any multiple of 5% of the capital stock of a company listed on a Spanish Stock Exchange, to report such acquisition or transfer to:

•	the company whose securities are being acquired;

•	the stock exchange on which the company whose securities are being acquired is listed;

•	the National Stock Market Commission (“Comisión Nacional del Mercado de Valores”); and

•	if the investor is deemed “foreign” for purposes of Spanish law, to the General Directorate for Commercial Policy and Foreign Investment (“Dirección General de Política Comercial e Inversiones Exteriores”).

The ownership thresholds that trigger these reporting obligations are reduced to 1% and any multiple of 1% for purchasers residing in designated tax havens or jurisdictions that either lack a supervisory body of the securities markets or whose supervisory body refuses to exchange relevant information with the Spanish National Stock Market Commission. Furthermore, any person or group must similarly report any acquisition or transfer, regardless of size, of equity securities of a company listed on a Spanish Stock Exchange if such person or group is a member of the Board of Directors of such company.

B) Acquisition of own shares

Spanish law requires that the CNMV be notified of any acquisition of stock of a company listed on a national stock exchange that exceeds 1% of the capital stock of the listed company. This requirement applies even if the stock is acquired by the listed company itself or by a majority-owner of the listed company.

C) Shareholder agreements

Entering into, extending or amending shareholder agreements regarding publicly-traded corporations must be reported by the parties to the agreement to the company and to the Spanish National Stock Exchange Commission, accompanied by a copy of the clauses of the document, and deposited in the Commercial Registry and published as a relevant event.

Shareholder agreements are agreements whose objective is the exercise of the right to vote in general shareholders’ meetings and agreements that restrict or condition the free transferability of ordinary shares or bonds convertible into ordinary shares.

A shareholder agreement has no effect with respect to the regulation of the right to vote in general shareholders’ meetings and restrictions or conditions on the free transferability of shares and bonds convertible into shares until such time as the aforementioned notifications, deposits and publication are made.

Upon request by the interested parties, the Spanish National Stock Exchange Commission may waive the requirement to report, deposit and publish the agreement when publishing the shareholder agreement could cause harm to the company.

8.1.6	Duty to Notify the Government of Certain Transactions on the Shares of Repsol YPF

Law 62/2003, of December 30, amended the regime established by Law 5/1995 in relation to the transfer of the stock of specific companies, among them Repsol YPF and other companies in the Repsol YPF group of companies. Pursuant to the Law, a direct or indirect acquisition, including through third parties, trustees or intermediaries, in a single act or in several successive acts, of the stock of Repsol YPF or of other securities that might directly or indirectly give a right to subscribe to or acquire such stock, provided that the acquisition results in control over at least 10% of the capital stock, must be reported to the Spanish Government subsequent to the acquisition. The Law authorizes the Spanish government to object to such transfer if it is deemed to entail significant direct or indirect risks or negative effects on the activities performed by the companies.

Transfers made without notification, or made against the opposition of the Government, are of no effect.

This Law is in effect with respect to Repsol YPF through February 6, 2006.

Law 62/2003 has modified the so-called “energy golden share” established by Law 55/1999. Legal or physical persons, majority-owned or otherwise controlled by public entities or administrations, must notify the Spanish government, upon execution, of any activity that results in the control or holding of 3% of the share capital or voting rights of companies that carry out activities in the energy markets.

8.1.7	Preemptive Rights

Pursuant to the Corporations Law, holders of ordinary shares and bonds convertible into ordinary shares have preemptive rights to subscribe for any new shares and bonds convertible into shares issued by Repsol YPF. However, the preemptive rights of holders of ordinary shares may not be available under special circumstances if they are precluded by a resolution passed at a shareholders’ meeting in accordance with Article 159 of the Corporations Law.

Further, the rights are not available in the event of an increase in capital:

•	in connection with the conversion of convertible bonds into shares in accordance with their terms;

•	in connection with a merger in which shares are issued as consideration; or

•	in connection with an acquisition of assets spun off by another company in which shares are issued as consideration.

In the case of a listed company, when the shareholders authorize the Board of Directors to issue new shares, they can also authorize the Board of Directors to not grant preemptive rights in connection with such new shares if it is in the best interests of the company.

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

Shareholders in their capacity as shareholders may bring actions challenging resolutions adopted at shareholders’ meetings. Only shareholders representing at least 5% of the issued and outstanding capital stock of Repsol YPF may challenge a resolution of the Board of Directors. The Court of First Instance in the company’s corporate domicile has exclusive jurisdiction over shareholder suits.

Under Spanish law, directors are liable to the company and the shareholders and creditors of the company for acts and omissions contrary to Spanish law or the company’s by-laws and for failure to carry out the duties and obligations required of directors. Directors have such liability even if the transaction, in connection with which the acts or omissions occurred, is approved or ratified by the shareholders.

The liability of the directors is joint and several, except to the extent any director can demonstrate that he or she did not participate in decision making relating to the transaction at issue, was unaware of its existence, did all that was possible to mitigate any damages or expressly disagreed with the decision-making relating to the transaction.

8.1.9	General Meetings of Shareholders

The annual general shareholders’ meeting of Repsol YPF is held in Madrid during the first six months of each year on a date fixed by the Board of Directors. Extraordinary meetings may be called by the Board of Directors whenever deemed appropriate or at the request of shareholders representing at least 5% of Repsol YPF’s share capital. Notices of all shareholders’ meetings are published in the Commercial Registry’s Official Bulletin and in two Madrid area newspapers at least 15 days prior to the meeting. Also, beginning on the date on which the CNMV is notified of the shareholders’ meeting, the company is obligated to publish the following information on its webpage: notice of the meeting, complete texts of any proposals, documentation available to the shareholders, and the means and procedures necessary to grant proxy representation and exercise absentee voting.

In general, each share entitles the holder to one vote. However, Article 27 of Repsol YPF’s By-Laws provides that no shareholder or group of companies may vote more than 10% of Repsol YPF’s capital stock at a general shareholders’ meeting regardless of its individual or aggregate holding in Repsol YPF. To modify article 27 of the By-Laws, a special resolution approved by at least 75% of the shares entitled to vote present at the general shareholders’ meeting is required. The same percentage vote is required to modify such supermajority requirement.

Only holders of 150 or more shares are entitled to attend a general shareholders’ meeting. Holders of fewer than 150 shares may aggregate their Repsol YPF shares by proxy and select a representative to attend a general shareholders’ meeting. All holders may aggregate their shares for the election of directors.

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

Pursuant to the Regulations that govern the general shareholders’ meetings, voting on the proposals included on the agenda may be delegated or exercised by a shareholder through mail, electronically, or by any other remote communication media, provided that the identity of the person casting the vote is duly verified. Shareholders casting remote votes will be counted as present for the purposes of convening the meeting. The means and procedures by which the exercise and delegation of votes cast remotely remain subject to regulatory development. In compliance with the Regulations of the general shareholders’ meeting of Repsol YPF, the Board of Directors will establish, for every meeting, the most appropriate procedure for the delegation or the exercise of the right to vote by means of long distance communication. Such procedure will be described in the notice of the meeting.

If the directors or another person have made a public request for representation, the director who obtains it may not exercise the right to vote corresponding to the stock represented on those points on the agenda for which there is a conflict of interest (the director’s appointment, ratification, removal, severance or resignation; exercise of corporate actions for damages against the director; approval or ratification of the company’s transactions with the director; etc.).

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

The By-Laws of Repsol YPF provide that, on the first call of an ordinary or extraordinary general shareholders’ meeting, the presence in person or by proxy of shareholders representing at least 25% of the voting capital of Repsol YPF will constitute a quorum. If on the first call a quorum is not present, then the meeting can be reconvened by a second call at which time the shareholders present will constitute a quorum, irrespective of the voting capital represented at such meeting. However, a resolution in a shareholders’ meeting seeking to modify the By-Laws of Repsol YPF, change its share capital or corporate purpose, issue bonds, merge, dissolve, spin-off assets, issue new shares and bonds convertible into shares with exclusion of preemptive rights or transform its legal form requires on the first call the presence in person or by proxy of shareholders representing at least 50% of the voting capital of Repsol YPF, and on a second call the presence in person or by proxy of shareholders representing at least 25% of the voting capital. If on this second call the shareholders represent less than 50% of the voting capital, such resolutions may only be passed upon the vote of shareholders representing two-thirds of the capital present or represented at such meeting.

Resolutions in all other cases are passed by a majority of the votes cast. Resolutions passed by a shareholders’ meeting are binding upon all shareholders. In limited circumstances, such as when a company’s corporate purpose is changed or it is transformed into a different type of legal entity, Spanish law gives dissenting or absent shareholders the right to have their shares redeemed by the company at prices determined in accordance with established formulas.

The Regulations that govern the general shareholders’ meetings were approved at the general shareholders’ meeting held on April 4, 2003. The Regulations were amended at the general shareholders’ meeting held on March 31, 2004 in order to incorporate into the Regulations the new requirements introduced by Law 26/2003, of July 17, 2003, regarding absentee voting and shareholder information rights. The existence of such Regulations is obligatory for all corporations listed on a Spanish Stock Exchange following the adoption of Law 26/2003, of July 17, 2003.

8.1.10	Duty to Notify the Government of Certain Transactions and Resolutions

Law 62/2003, of December 30, amended the regime established by Law 5/1995 in relation to the taking of certain decisions by certain companies, among them Repsol YPF and other companies in the Repsol YPF group of companies. Pursuant to such Law, the Spanish government must be notified after the following decisions are taken:

•	Voluntary winding-up, spin-off or merger;

•	Transfer or encumbrance by Repsol YPF, in any form and under any title of the following strategic assets or parts of such assets, so long as such assets are located in Spanish territory: oil and gas reserves, refineries, natural gas and petroleum products storage facilities, pipelines and some LPG bottling and storage facilities;

•	Transfer or encumbrance, in any form and under any title, of the stock or other securities held by Repsol YPF in the other companies of Repsol YPF Group affected by this regime, namely Repsol Petróleo, Repsol Comercial de Productos Petrolíferos, Repsol Butano, Petróleos del Norte (Petronor) and Repsol Investigaciones Petrolíferas; or

•	Change of the corporate purpose.

The Spanish government may object to the decision or transaction if it is deemed to result in significant direct or indirect risks or negative effects on the activities performed by the companies.

This Law is in effect with respect to Repsol YPF until February 6, 2006.

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

Law 19/2003, of July 4, which has as its purpose the establishment of a regulatory regime relating to capital flows to and from legal or natural persons abroad and the prevention of money laundering, generally provides for the liberalization of the regulatory environment with respect to acts, businesses, transactions and other operations between Spanish residents and non-residents of Spain in respect of which charges or payments abroad will occur, as well as money transfers, variations in accounts, or financial debit or credits abroad. These operations must be reported to the Ministry of the Economy and the Bank of Spain only for informational and statistical purposes.

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

Foreign investments in activities directly related to national defense matters, as well as activities related to production and sale of arms, munitions, explosives and other military equipment is subject to specific requirements.

8.1.12	Website

As of February 9, 2004, it is mandatory for publicly-traded corporations in Spain to have a website so that stockholders may exercise their right to information and to disseminate relevant information.

According to applicable law, the minimum content that such website must contain includes the following: the by-laws, the regulations for the Board of Directors and for the committees of the Board of Directors, the regulations for the annual general shareholders’ meeting, the regulations for the Disclosure Committee, the financial statements, the annual report, the report on corporate governance, the code of conduct for stock market activity and the code of ethics. Of particular note are maintenance on the website of the procedures relating to the grant of proxies for the general shareholders’ meeting and the exercise of the right to vote remotely and publication of relevant events.

The aforementioned documents are also available at the registered office of Repsol YPF, Paseo de la Castellana, 278, attention of the Office of Investor Relations, whose telephone number is +34 900 100 100.

Repsol YPF has its own website, www.repsolypf.com, the content of which has been adapted to comply with the provisions of the aforementioned regulations.

8.2	Dividends

Assuming that all of the reference conditions in our Strategic Plan 2005-2009 are met, Repsol YPF’s expectation is that our dividend growth in 2005 will be 20% higher than that of 2004 and that, thereafter, it will be increased by 15% annually during the remaining period of the Strategic Plan, always within a pay out ratio band between 40% to 50%. See Section 2.1.3 “Information on Repsol YPF—Repsol YPF—Strategy” for a discussion of certain reference conditions in our Strategic Plan.

The general shareholder’s meeting held on May 31, 2005 approved the payment of a total dividend with respect to fiscal year 2004 of €0.50 per share. This dividend represents a 25% increase from the 2003 dividend and a 31% pay-out ratio (portion of net income distributed as dividend) in line with Repsol YPF’s prudent policy.

Pursuant to Spanish law and Repsol YPF’s By-Laws, dividends may only be paid out of profits or distributable reserves if Repsol YPF’s net worth is not, and as a result of such distribution would not be, less than its capital stock. While Repsol YPF has paid and expects to pay dividends each year, the payment of dividends will depend upon Repsol YPF’s earnings, financial condition and other factors.

The following table sets forth the interim, final and total dividends paid per share in respect of each year indicated and translated into U.S. dollars per ADS. All per ADS and per share data presented below have been adjusted to reflect the three-for-one stock split of shares of Repsol YPF which became effective April 19, 1999. Unless otherwise indicated, U.S. dollar amounts shown are calculated based on the Noon Buying Rates for the euro in effect on the respective payment dates.

Year Ended December 31,	Interim	Final	Total	Interim	Final		Total
	(euro per share)			(dollars per ADS)
2000	0.19	0.31	0.50	0.18	0.26		0.45
2001	0.21	—	0.21	0.19	—		0.19
2002	0.15	0.16	0.31	0.16	0.18		0.34
2003	0.20	0.20	0.40	0.25	0.24		0.49
2004	0.25	0.25	0.50	0.34	0.30	(1)	0.64	(1)

(1)	Final dividend calculated at the exchange rate of €0.83 = US$1.00, the Noon Buying Rate for the euro on June 29, 2004.

Dividends payable by Repsol YPF to non-residents of Spain are subject to a Spanish withholding tax at the rate of 15%. However, pursuant to a treaty between Spain and the United States and to Spanish legislation currently in force, holders of ADSs or shares meeting various requirements may benefit from withholding tax at a reduced rate of 15%. See Section 8.3 “Additional Information—Taxation” below for more information about the reduced rate of withholding tax in Spain.

8.3	Taxation

The following is a discussion of the material Spanish and U.S. federal income tax consequences of purchasing, owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only if you hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding ordinary shares or ADSs as part of a hedge, straddle or conversion transaction;

•	U.S. persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding ordinary shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

•	persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

The discussion regarding Spanish tax laws below is based on interpretations of those laws in force as of the date of this annual report. The discussion of U.S. federal income tax consequences is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as currently in effect. These Spanish and U.S. laws are subject to change, possibly on a retroactive basis. The discussion of the Spanish and U.S. federal tax consequences is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisors concerning the Spanish, U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of ordinary shares or ADSs in your particular circumstances.

As used herein, the term “United States Holder” means a beneficial owner of ordinary shares or ADSs who is, for U.S. federal tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

As used herein, the term “United States Resident” means a United States Holder who is a resident of the United States for the purposes of the Convention between the United States and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income together with a related Protocol.

In general, if you hold ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for purposes of the Treaty and for U.S. federal income tax purposes.

8.3.1	Spanish Taxation

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

Taxation of Rights. Distribution of preemptive rights to subscribe for new shares made with respect to your shares in Repsol YPF will not be treated as income under Spanish law and, therefore, will not be subject to Spanish Non-Resident Income Tax. The exercise of such preemptive rights is not considered a taxable event under Spanish law and thus is not subject to Spanish tax. Capital gains derived from the disposition of preemptive rights obtained by United States Residents are generally not taxed in Spain provided that certain conditions are met (see “—Spanish Taxation—Taxation of Capital Gains” below).

Taxation of Capital Gains. Under Spanish law, any capital gains realized from the sale of securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, income obtained by you, if you are a United States Resident, from the sale of Repsol YPF ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is currently levied at a 35% tax rate on capital gains realized by persons who (i) are non-residents of Spain for tax purposes; (ii) are not entitled to the benefit of any applicable treaty; and (iii) do not operate through a fixed base or a permanent establishment in Spain.

Notwithstanding the above, capital gains derived from the transfer of shares in an official Spanish secondary stock market by any holder, who is resident in a country that has entered into a treaty with an “exchange of information” clause (the Treaty contains currently such a clause), will be exempt from taxation in Spain. Additionally, capital gains realized by non-residents of Spain who are entitled to the benefit of an applicable treaty will, generally, not be taxed in Spain (since most tax treaties provide for taxation only in the taxpayer’s country of residence). If you are a United States Resident, by virtue of the Treaty, capital gains arising from the disposition of ordinary shares or ADSs generally will not be taxed in Spain, provided that you have not maintained a direct or indirect holding of at least 25% in the capital of Repsol YPF during the twelve months preceding the disposition of the stock. You will be required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an Internal Revenue Service certificate of fiscal residence in the United States, together with the corresponding Spanish tax form.

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

Spanish Transfer Tax. Transfers of Repsol YPF ordinary shares or ADSs will be exempt from Transfer Tax (“Impuesto sobre Transmisiones Patrimoniales”) or Value-Added Tax. Additionally, no Stamp Duty will be levied on such transfers.

8.3.2	United States Taxation

Taxation of Distributions. Distributions paid on ADSs or ordinary shares, to the extent paid out of current or accumulated earnings and profits, other than certain pro rata distributions of common shares, as determined under United States federal income tax principles, will be treated as a dividend. The amount of this dividend will include any amounts withheld by Repsol YPF or its paying agent in respect of Spanish taxes. Dividends received by non-corporate United States Holders on shares or ADSs may be subject to U.S. federal income tax at lower rates (generally 15%) than other types of ordinary income if certain conditions are met. United States Holders should consult their own tax advisors regarding the implications of this legislation in their particular circumstances. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in euro will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your or, in the case of ADSs, the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt. You should consult your own tax advisors regarding any special reporting requirements that may be imposed if the amount of any loss exceeds certain thresholds.

Spanish taxes withheld from cash dividends on ordinary shares or ADSs will be creditable against your U.S. federal income tax liability, subject to applicable limitations that may vary depending upon your circumstances. Instead of claiming a credit, you may, at your election, deduct such Spanish taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Such actions would also be inconsistent with claiming the 15% rate applicable to certain dividends received by non-corporate holders. Accordingly, the creditability of Spanish taxes and the availability of the 15% rate for dividends received by certain non-corporate holders described above could be affected by actions taken by parties to whom ADSs are pre-released. You should consult your own tax advisors to determine whether you are subject to any special rules which affect your ability to make effective use of foreign tax credits or which limit the availability of the 15% rate for dividends.

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

Passive Foreign Investment Company Rules. We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the 2004 taxable year. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including, among others, equity investments in non-controlled entities) and since the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held ordinary shares or ADSs, certain adverse consequences could apply to you.

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

In addition, certain codes of conduct and other internal regulations, as well as certain corporate governance regulations applicable to and recommendations made for Spanish-listed companies are available on the Repsol YPF web page www.repsolypf.com (which does not form part of this annual report).

8.5	Material Contracts

8.5.1	Shareholders’ Agreement with La Caixa for the joint control of Gas Natural

On June 20, 2003, Repsol YPF and La Caixa further amended their Shareholders’ Agreement with respect to Gas Natural, dated January 11, 2000, through a Second Addendum to the Novation Agreement of May 16, 2002 (as first amended by an Addendum dated December 16, 2002).

The most significant aspects of these agreements with La Caixa are the following:

•	Repsol YPF and La Caixa will jointly control Gas Natural in accordance with the principles of transparency, independence and professional diligence.

•	The Board of Directors of Gas Natural will be composed of 17 members. Repsol YPF and La Caixa will each have the right to nominate five directors. Repsol YPF and la Caixa will vote in favor of each other’s nominees. One director will be appointed by Caixa de Catalunya and the remaining six directors will be independent directors.

•	La Caixa will nominate the Chairman of the Board of Directors of Gas Natural and Repsol YPF will nominate the Managing Director. Repsol YPF’s and La Caixa’s directors will vote in favor of each other’s nominees for these positions.

•	The Executive Committee of the Board of Directors of Gas Natural will be composed of eight members, consisting of three members nominated by each of Repsol YPF and La Caixa out of the directors they respectively nominated to the Board of Directors of Gas Natural, including the Chairman of the Board of Directors and the Managing Director. The other two members of the Executive Committee will be independent directors.

•	The partners will jointly agree, prior to submission to the Board of Directors of Gas Natural, on (i) the strategic plan of Gas Natural, which will include all decisions affecting the strategy of Gas Natural, (ii) the corporate structure of Gas Natural, (iii) the annual budget of Gas Natural, (iv) any business combinations and (v) any acquisitions or disposal of strategic assets of Gas Natural.

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

Due to the nature of its business, Repsol YPF is exposed to various market risks relating to the volatility of crude oil and crude oil product prices. To manage these risks, Repsol YPF engages in hedging transactions involving futures and other derivative instruments. Repsol YPF purchases and sells futures contracts (mainly on the International Petroleum Exchange and the New York Mercantile Exchange) in order to reduce the exposure of its business to the effects of market price changes on its crude oil and products. From time to time, Repsol YPF also purchases and sells over-the-counter derivative instruments, principally forwards, swaps and options. Such instruments are used only for hedging market risks arising from Repsol YPF’s industrial and commercial activities.

The following tables set forth certain information with respect to oil price-sensitive instruments issued or held by Repsol YPF at December 31, 2004. At December 31, 2003 and 2004 Repsol YPF had no material exposure to crude oil price-sensitive instruments entered into for trading purposes in 2003 and 2004.

Non-trading portfolio

At December 31, 2004	Thousands of barrels	Average settlement price	Expected maturity date						Total	Fair value
			2005	2006	2007	2008	2009	Thereafter
		(US$ per barrel)	(thousands of US$)
Buy contracts
Short term:
WTI	1,085	41.51	45,039.65						45,039.65	(819.11)
Sell contracts
Short term:
WTI	1,110	42	46,644.65						46,644.65	143.90
Swap contracts(1)
Short-term:
WTI	2,203	11.48	25,280.26						25,280.26	(1,322.84)
Brent	3,453	5.03	17,355.02						17,355.02	(2,712.69)
Dubai	993	—	—						—	3,507.11

At December 31, 2004	Thousand Tonnes	Average settlement price	Expected maturity date						Total	Fair value
			2005	2006	2007	2008	2009	Thereafter
		(US$ per tonne)	(thousands of US$)
Swap contracts(1)
Short term:
Nafta	96	(406.09)	(10,907.18)						(10,907.18)	(878.02)

(1)	Repsol YPF pays a fixed price and receives market price. The “Average settlement price” column shows the differential per tonne/barrel.

Additionally, Repsol YPF (through Gas Natural) has entered into a hedging contract for the purchase price of natural gas, indexed to the US dollar, in the amount of €47.9 million, with maturity date in the first half of 2005.

At December 31, 2003	Thousands of barrels	Average settlement price	Expected maturity date
			2004	2005	2006	2007	2008	Thereafter	Total	Fair value
		(US$ per barrel)	(thousands of US$)
Buy contracts
Short term:
WTI	4,223	31.93	134,846.23						134,846.23	765.45
Sell contracts
Short term:
WTI	3,006	32.58	97,933.16						97,933.16	(221.4)
Swap contracts(1)
Short-term:
WTI	790	5.24	4,139.07						4,139.07	82.2
Dubai	400	14.41	5,763.80						5,763.80	1.8

At December 31, 2003	Thousand Tonnes	Average settlement price	Expected maturity date
			2004	2005	2006	2007	2008	Thereafter	Total	Fair value
		(US$ per tonne)	(thousands of US$)
Swap contracts(1)
Short term:
Gas oil	15	22.50	337.5						337.5	78.8
Propane	12	327.58	3,931.9						3,931.9	217.9
Nafta	639	282.4	180,478.6						180,478.6	2,135.9

(1)	Repsol YPF pays a fixed price and receives market price. The “Average settlement price” column shows the differential per tonne/barrel.

9.1.1	Crude Oil Price Swaps

At December 31, 2004, Repsol YPF had crude oil price swap contracts on a total of 21.5 million barrels of crude oil under which Repsol YPF must deliver set amounts of crude oil at fixed prices averaging $19.72 per barrel in exchange for the same quantities of crude oil at market prices, according to the following schedule:

	2005	2006	2007	2008	Total	Fair Value
Volume of contract (millions of barrels)	5.8	5.8	5.8	4.1	21.5
Price of contract (US$ per barrel)	19.64	19.64	19.64	20.04	19.72
Amount of contract (millions of US$)	114	114	114	82	424	406.87

These crude oil price swaps were entered into in connection with the forward oil sale agreements described in Section 3.8.1.2 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Transactions With Unconsolidated Special Purpose Entities”.

9.2	Foreign Currency Exposure

Repsol YPF’s results of operations are exposed to foreign exchange rate movements because it publishes its financial statements in euro while a substantial part of its revenues and certain of its expenses are denominated in or indexed to dollars. Approximately 38.5% of Repsol YPF’s total sales in 2004 were made outside the European Union. The billing currency of products sold outside the European Union is primarily the U.S. dollar. Repsol YPF is also exposed, to a lesser extent, to the Argentine peso. See Section 3.2.2 “Operating and Financial Review and Prospects—Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies”.

Currency exposure also arises from some domestic sales. Domestic sales of bottled and pipeline-delivered LPG and natural gas are subject in most cases to price ceilings established by the Spanish government. See Section 2.3.1 “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain.” The Spanish government determines these prices on a “cost plus” basis. As part of the price formula, raw material costs take into account among other components, the euro/U.S. dollar exchange rate, which is reflected to some extent in the selling price. Other petroleum products are sold in Spain at market prices. These prices reflect to some extent the international import parity prices which are denominated in U.S. dollars.

Repsol YPF’s policy is to fund its activities in the same functional currency as its foreign investments, although certain of our peso functional currency investments have been financed with U.S. dollar indebtedness. See Section 3.2.2 “Operating and Financial Review and Prospects—Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies.” At December 31, 2004, 78% of Repsol YPF’s consolidated debt was denominated in foreign currencies, mainly in U.S. dollars, either directly or through foreign exchange forward contracts. To implement this policy, the desired currency of funding is obtained either directly from the capital markets or indirectly through foreign exchange forward contracts coupled with funding in other currencies. Repsol YPF does not use foreign exchange forward contracts to hedge anticipated transactions.

The tables below set forth certain information with respect to exchange rate sensitive instruments issued or held by Repsol YPF at December 31, 2004 and 2003. Repsol YPF had no material exchange rate risk arising from trading instruments at December 31, 2004.

9.2.1	Foreign Currency Forwards

Non-trading portfolio

At December 31, 2004 and 2003, Repsol YPF was party to foreign currency forward agreements as detailed below.

	Expected maturity date						Total	Fair Value(1)
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter
Forwards
Euro/USD(2)
Contract Amount	1,876.90						1,876.90	8.52
Average contractual Exchange rate	1.35
USD/Euro(2)
Contract Amount	1,095.71						1,095.71	(3.35)
Average contractual Exchange rate	1.35
GBP/USD(2)
Contract Amount	0.68						0.68	0.01
Average contractual Exchange rate	1.89
EUR/USD(2)
Contract Amount	15.79						15.79	0.12
Average contractual Exchange rate	1.35
USD/EUR(2)
Contract Amount	140.10						140.10	(5.37)
Average contractual Exchange rate	1.29

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2004.
(2)	In millions of first currency (except exchange rate information). Repsol YPF buys the first currency named and sells the second one.

	Expected maturity date						Total	Fair Value(1)
At December 31, 2003	2004	2005	2006	2007	2008	Thereafter
Forwards
Euro/USD(2)
Contract Amount	722.18	—	—	—	—	—	722.18	21.73
Average contractual Exchange rate	1.22	—	—	—	—	—	—
USD/Euro(2)
Contract Amount	1,069.58	—	—	—	—	—	1,069.58	(18.69)
Average contractual Exchange rate	1.23	—	—	—	—	—	—
GBP/USD(2)
Contract Amount	0.60	—	—	—	—	—	0.60	0.03
Average contractual Exchange rate	1.71	—	—	—	—	—	—
USD/BRL(2)
Contract Amount	5.00	—	—	—	—	—	5.00	(0.13)
Average contractual Exchange rate	2.99	—	—	—	—	—	—
USD/ARS(2)
Contract Amount	5.00	—	—	—	—	—	5.00	0.09
Average contractual Exchange rate	3.00	—	—	—	—	—	—
USD/CLP(2)
Contract Amount	16.65	—	—	—	—	—	16.65	(0.51)
Average contractual Exchange rate	611.89	—	—	—	—	—	—
USD/CLP(2)
Contract Amount	1.00	—	—	—	—	—	1.00	(0.01)
Average contractual Exchange rate	599.80	—	—	—	—	—	—
USD/EUR(2)
Contract Amount	128.44	—	—	—	—	—	128.44	2.91
Average contractual Exchange rate	1.22	—	—	—	—	—	—
USD/EUR(2)
Contract Amount	37.00	—	—	—	—	—	37.00	(1.68)
Average contractual Exchange rate	1.22	—	—	—	—	—	—
USD/EUR(2)
Contract Amount	21.18	0.54	—	—	—	—	21.72	(0.73)
Average contractual Exchange rate	1.22	—	—	—	—	—	—
EUR/USD(2)
Contract Amount	11.90	—	—	—	—	—	11.90	(0.08)
Average contractual Exchange rate	1.23	—	—	—	—	—	—
USD/EUR(2)
Contract Amount	72.02	—	—	—	—	—	72.02	(2.93)
Average contractual Exchange rate	1.22	—	—	—	—	—	—

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2003.
(2)	In millions of first currency (except exchange rate information). Repsol YPF buys the first currency named and sells the second one.

9.2.2	Financial Debt and Preferred Shares

The following tables set forth information with regard to financial debt and preferred shares denominated in euro and other currencies, detailed by currency, as of December 31, 2004 and 2003:

	Expected maturity date
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(millions of euro)(1)
Financial debt(2)
US$	3,353	685	225	217	692	1,918	7,090	7,328
Euro	(108)	378	226	14	64	1,492	2,066	2,145
Other	189	15	52	—	17	17	290	272
Preferred shares
US$	—	—	—	—	—	536	536	—
Euro	—	—	—	—	—	3,000	3,000	—

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2004.
(2)	The gross financial debt split by currencies takes into account the currency of denomination plus cross-currency interest rate swaps and foreign currency forwards.

	Expected maturity date
At December 31, 2003	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(millions of euro)(1)
Financial debt(2)
US$	3,209	1,696	736	274	203	1,212	7,330	7,586
Euro	1,051	249	261	442	14	1,294	3,311	3,326
Other	110	45	—	—	7	20	182	182
Preferred shares
US$	—	—	—	—	—	576	576	—
Euro	—	—	—	—	—	3,000	3,000	—

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2003.
(2)	The gross financial debt split by currencies takes into account the currency of denomination plus cross-currency interest rate swaps and foreign currency forwards.

9.2.3	Cross-currency Interest Rate Swaps

Repsol YPF enters into cross-currency interest rate swap arrangements to hedge its assets and liabilities denominated in foreign currencies against foreign exchange fluctuations and to effectively transform debt denominated in foreign currencies mainly into dollar-and euro-denominated debt. At December 31, 2004 and 2003, Repsol YPF was party to cross-currency interest rate swap agreements as detailed below.

	Expected maturity date
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(millions of euro)(1)
Variable to variable
Contract/notional amount (BRL)	138.6	—	—	—	—	—	138.6	(6.57)
Average pay rate (USD)	US Libor + spread	—	—	—	—	—
Average receive rate (BRL)	CDI BRL	—	—	—	—	—

Contract/notional amount (EUR)	39.48	—	—	—	—	—	39.48	(3.98)
Average pay rate (USD)	USD Libor	—	—	—	—	—
Average receive rate (EUR)	Euribor	—	—	—	—	—
Fixed to fixed
Contract/notional amount (EUR)	—	750	—	—	—	2,175	2,925	907.38
Average pay rate (USD)	—	6.35%	—	—	—	6.09%
Average receive rate (EUR)	—	5.75%	—	—	—	5.89%

(1)	In millions of euro equivalent (except rates) at the relevant exchange rate on December 31, 2004.

	Expected maturity date
At December 31, 2003	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(millions of euro)(1)
Variable to variable
Contract/notional amount (USD)	5.78	0.49	—	—	—	—	6.27	(0.24)
Average pay rate (USD)	US Libor + spread	US. Libor + spread	—	—	—	—

Average receive rate (BRL)	CDI BRL	CDI BRL	—	—	—	—

Contract/notional amount (USD)	0.98	—	—	—	—	—	0.98	(0.05)
Average pay rate (USD)	US Libor + spread	—	—	—	—	—

Average receive rate (BRL)	CDI BRL	—	—	—	—	—

Fixed to fixed
Contract/notional amount (EUR)	1,725	—	750	—	—	1,175	3,650	897.75
Average pay rate (USD)	5.34%	—	6.35%	—	—	7.16%
Average receive rate (EUR)	3.75%	—	5.75%	—	—	6.00%

(1)	In millions of euro equivalent (except rates) at the relevant exchange rate on December 31, 2003.

9.2.4	Futures Contracts

Repsol YPF has futures contracts on exchange rates in order to cover financial liabilities denominated in currencies other than the functional currencies of the Group’s different companies. The details of the transaction are as follows:

	Expected maturity date
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total
Futures
USD/BRL
Number of contracts	250	—	—	—	—	—	250
Amount contracted (USD)	12.5	—	—	—	—	—
Exchange rate at 12/31/04	2.71%	—	—	—	—	—

9.3	Interest Rate Exposure

Of total financial debt, which amounted to €9,447 million as of December 31, 2004, €5,193 million were fixed interest rate instruments, the fair value of which fluctuates with variations in interest rates.

The following tables set forth information with regard to fixed rate debt as of December 31, 2004 and 2003, detailed by currency and maturity date:

	Expected Maturity Date							Fair Value
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total
	Millions of euro equivalent(1)
Debt fixed rate
US Dollar	1,220	622	186	58	130	1,712	3,928	4,167
Average Interest Rate	7.27%	6.45%	7.12%	5.36%	8.65%	6.15%
Euro	25	1	—	—	—	1,162	1,188	1,266
Average Interest Rate	5.34%	6.13%	—	—	—	5.09%
Other currencies	60	—	—	—	—	17	77	59
Average Interest Rate	12.27%	—	—	—	—	11.59%

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2004.

	Expected Maturity Date						Fair Value
At December 31, 2003	2005	2006	2007	2008	Thereafter	Total
	(millions of euro)(1)
Long-Term Debt fixed rate
US Dollar	1,326	660	193	52	1,103	3,334	3,590
Average Interest Rate	7.39%	6.57%	8.24%	7.26%	7.46%
Euro	22	—	39	—	1,143	1,203	1,218
Average Interest Rate	5.35%	—	5.87%	—	5.14%

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2003.

9.3.1	Interest Rate Swaps

At December 31, 2004 and 2003, Repsol YPF had interest rate swap arrangements according to the following schedule:

	Expected maturity date							Fair Value
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total
	(millions of euro)(1)
Variable to variable
Contract Amount (EUR)	—	—	37.02	—	—	—	37.02	0.49
Average pay rate	—	—	Euribor 6m-0.1%	—	—	—
Average receive rate	—	—	Euribor 6m+0.38%	—	—	—
Variable to fixed
Contract Amount (MXN)	308.47	—	—	—	—	—	308.47	0.10
Average pay rate	6.67%	—	—	—	—	—
Average receive rate	TIIE 28 days	—	—	—	—	—
Contract Amount (EUR)	—	—	39	—	—	—	39	(3.72)
Average pay rate	—	—	5.87%	—	—	—
Average receive rate	—	—	Euribor 6m+0.42bp	—	—	—
Contract Amount (EUR) (2)	—	—	—	—	—	673.95	673.95	(255.55)
Average pay rate	—	—	—	—	—	6.75%
Average received rate	—	—	—	—	—	Euribor 3m
Contract Amount (USD)	—	—	—	—	—	66.63	66.63	(6.20)
Average pay rate	—	—	—	—	—	6.9%-6.385%
Average receive rate	—	—	—	—	—	USD Libor-BBA
Contract Amount (EUR)	—	—	—	—	—	92.53	92.53	(0.40)
Average pay rate	—	—	—	—	—	3.65%
Average receive rate	—	—	—	—	—	Euribor 6m
Contract Amount (EUR)	1.66	—	—	—	—	—	1.66	(0.03)
Average pay rate	5.46%	—	—	—	—	—
Average receive rate	Euribor 6m	—	—	—	—	—
Contract Amount (EUR)	—	0.62	—	—	—	—	0.62	(0.06)
Average pay rate	—	2.49%/ Euribor 3m-0.2	—	—	—	—
Average receive rate	—	Euribor 3m	—	—	—	—
Contract Amount (EUR)	—	—	3.76	—	—	—	3.76	(0.09)
Average pay rate	—	—	4.48%/Euribor 3m-0.1	—	—	—
Average receive rate	—	—	Euribor 6m/ Euribor 3m	—	—	—

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2004.
(2)	See Section 9.3.3 “—Interest Rate Options” below.

	Expected maturity date							Fair Value
At December 31, 2003	2004	2005	2006	2007	2008	Thereafter	Total
	(millions of euro)(1)
Variable to variable
Contract Amount (EUR)	—	—	—	32.58	—	—	32.58	0.60
Average pay rate	—	—	—	6m Euribor -0.1%	—	—
Average receive rate	—	—	—	6m Euribor +0.38%	—	—
Variable to fixed
Contract Amount (MEX)	19.17	—	—	—	—	—	19.17	0.07
Average pay rate	6.9%-8.8%	—	—	—	—	—
Average receive rate	MXN-TIIE
Contract Amount (EUR)	—	—	—	39.00	—	—	39.00	(3.98)
Average pay rate	—	—	—	5.87%	—	—
Average receive rate	—	—	—	6m Euribor +42 bp	—	—
Contract Amount (EUR)(2)	—	—	—	—	—	673.95	673.95	(186.25)
Average pay rate	—	—	—	—	—	6.75%
Average received rate	—	—	—	—	—	3m Euribor
Contract Amount (USD)	—	—	—	—	—	4.00	4.00	(0.25)
Average pay rate	—	—	—	—	—	5.25%
Average receive rate	—	—	—	—	—	3m Libor
Contract Amount (USD)	—	—	—	—	—	4.00	4.00	(0.24)
Average pay rate	—	—	—	—	—	5.07%
Average receive rate	—	—	—	—	—	3m Libor
Contract Amount (USD)	—	—	—	—	—	48.83	48.83	0.08
Average pay rate	—	—	—	—	—	6.9% - 6.385%
Average receive rate	—	—	—	—	—	USD Libor

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2003.
(2)	See Section 9.3.3 “—Interest Rate Options” below.

9.3.2	Average Interest Rate Forward

At December 31, 2004, Repsol YPF was not party to any average interest rate forward arrangements.

9.3.3	Interest Rate Options

In May 2001, RIC issued €1,000 million of preference shares with a variable non-cumulative dividend equal to three-month Euribor, with a minimum and maximum equivalent annual rate of 4% and 7%, respectively, during the first 10 years and three-month Euribor plus 3.50% thereafter. RIC may redeem in whole or in part these preference shares at any time after May 11, 2011.

In December 2001, RIC issued an additional €2,000 million of preference shares with a variable non-cumulative dividend equal to three-month Euribor, with a minimum and maximum equivalent annual rate of 4% and 7%, respectively, during the first 10 years and three-month Euribor plus 3.50% thereafter. RIC may redeem in whole or in part these preference shares at any time after December 21, 2011.

In May 2001, and in connection with the preference shares offering during that month, Repsol YPF purchased and sold options on interest rates on a notional amount of €1,000 million, as follows:

•	Repsol YPF sold an option under which, upon exercise, it would have to pay three-month Euribor and receive a 7% equivalent annual rate, on the notional amount of €1,000 million, with quarterly settlement dates starting June 30, 2001, the first expiration date being October 1, 2001 and the last one on June 30, 2011.

•	Repsol YPF acquired an option under which, upon exercise, it would have to pay three-month Euribor and receive 4% equivalent annual rate, on the notional amount of €1,000 million, with quarterly settlement dates starting June 30, 2001, the first expiration date being October 1, 2001 and the last one on June 30, 2011.

As a result of these purchases and sales of options on interest rates, the interest rate payable by Repsol YPF on this issue of preference shares for the first 10 years will be a floating rate equal to flat three-month Euribor.

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

As a result of these purchases and sales of interest rate options, the interest rate payable by Repsol YPF on €1,000 million of the €2,000 million preference shares issued in December 2001 will be a floating rate equal to the three-month Euribor for the period from September 30, 2002 to December 31, 2011. Additionally, Repsol YPF has a swap denominated in euro with a notional amount of €674 million, an average pay rate of 6.75% and an average receive rate of three-month Euribor. Repsol YPF uses this swap as an instrument to hedge cash flows generated by the issue of the above euro-denominated preference shares. See Section 9.3.1 “—Interest Rate Swaps” above.

In addition, at December 31, 2004, Repsol YPF held the following interest rate options on a notional amount of US$68.8 million:

•	Repsol YPF acquired an option under which, upon exercise, it would have to pay a 7.5% fixed rate and receive six-month Libor; and

•	Repsol YPF sold an option under which, upon exercise, it would receive six-month Libor and pay 5.26%, provided that the six-month Libor is below 4%.

The following tables set forth certain information with respect to interest rate sensitive instruments issued or held by Repsol YPF at December 31, 2004 and 2003. All such instruments are accounted for as non-trading instruments. Repsol YPF had no material interest rate risk arising from trading instruments at December 31, 2004 and December 31, 2003.

Non-trading Portfolio

	Expected Maturity Date
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(millions of euro equivalent)
Interest rate option RIC (“Collar”)
Contract amount (€2,000 million)	—	—	—	—	—	2,000	2,000	110.169
Cap option(1)
Repsol YPF would receive Cap rate 7%
Repsol YPF would pay floating rate 3m EURIBOR

Floor option(1)
Repsol YPF would receive Floor rate 4%
Repsol YPF would pay rate floating rate 3m EURIBOR
Interest rate option Repsol YPF (“Collar”)
Contract amount (US$68.8 million)(2)	8.2	42.6	—	—	—	—	50.8	(1.4)
Cap option
Repsol YPF would receive Cap rate 6m LIBOR
Repsol YPF would pay rate 7.5%

Floor option
Repsol YPF would receive Floor rate 6m LIBOR
Repsol YPF would pay rate 5.25%
(1) €1,000 million expires on June 30, 2011 and €1,000 million expires on December 31, 2011. (2) Amount expressed at 100% of contract amount.
	Expected Maturity Date
At December 31, 2003	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(millions of euro equivalent)
Interest rate option RIC (“Collar”)
Cap option(1)
Repsol YPF would receive Cap rate 7%
Repsol YPF would pay floating rate 3m EURIBOR
Contract amount (€2,000 million)	—	—	—	—	—	2,000	2,000	75.68

Floor option(1)
Repsol YPF would receive Floor rate 4%
Repsol YPF would pay rate floating rate 3m EURIBOR
Interest rate option Repsol YPF (“Collar”)
Cap option(2)
Repsol YPF would receive Cap rate 6m LIBOR
Repsol YPF would pay rate 7.5%
Contract amount (US$77.4 million)	—	—	61.44	—	—	—	61.44	(1.97)

Floor option(2)
Repsol YPF would receive Floor rate 6m LIBOR
Repsol YPF would pay rate 5.25%

(1)	€1,000 million expires on June 30, 2011 and €1,000 million expires on December 31, 2011.
(2)	Expires June and July 2006.

9.4	Operations Linked to Evolution of Repsol YPF Share Price

To be in a position to make the potential outlays that may become necessary under the 2002-2006 Incentive Plan, which is linked to the appreciation of Repsol YPF shares, as described in Section 4.4.1 “Medium and Long-Term Incentives”, the Company acquired options to purchase Repsol YPF’s shares in 2003; such options can be exercised on the same dates and under the same conditions as the aforementioned incentive program.

The details for these operations at December 31, 2004 are as follows:

Exercise Price (euro)	Type of Operation	Number of Shares	Contract Date	Net Premium (euro)
13	Purchase (Call)	2,379,040	12/18/2003	7,203,733
18	Purchase (Call)	2,595,053	12/18/2003	2,909,055

				10,112,788

In addition, Repsol YPF holds options to purchase Repsol YPF shares, which are no longer linked to the incentive programs mentioned above, under conditions identical to those governing the redemption of the preceding ones:

Exercise Price (euro)	Type of Operation	Number of Shares	Contract Date	Net Premium (euro)
13	Purchase (Call)	299,965	12/18/2003	908,294
18	Purchase (Call)	83,952	12/18/2003	94,110

				1,002,404

Until the contract date for such options, the rights conferred on the beneficiaries and pending exercise were valued at market value in straight proportion to the value based on the term pending until the plan’s maturity; a provision of €3.6 million having been in place at December 31, 2002.

The cost of these operations is allocated on a straight-line basis from the date on which the incentive was granted to its date of maturity. Accordingly, at December 31, 2004 the value recorded as expenses distributable has declined by €2.3 million, as a result of the allocation by period of the disbursed premium. The amount paid to cover costs allocated to future fiscal years, which amounts to €4.7 million, is classified under “Expenses distributable in several fiscal years” at December 31, 2004.

The fair value of these transactions was €23,012,652.95 at December 31, 2004.

In addition, at December 31, 2004, Repsol YPF had operations linked to the price of Repsol YPF shares called equity linked swaps, which can be redeemed only by differences, in relation to a total of 8,983,293 shares with a reference price of €18.81 and maturing on March 31, 2005. The redemptions of these operations have resulted in €8.75 million of financial expenses and €36.47 million of financial revenue in 2004. The operations’ market valuation at December 31, 2004 amounted to €3.1 million, and no effect thereof has been reflected in the earnings in the fiscal year account as a consequence of said valuation.

PART II

10.	Defaults, Dividend Arrearages and Delinquencies

None.

11.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

12.	Controls and Procedures

An evaluation was performed under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of its disclosure controls and procedures, as of December 31, 2004. Based on this evaluation, Repsol YPF’s Chief Executive Officer and Chief Financial Officer concluded that Repsol YPF’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information that Repsol YPF is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Repsol YPF’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

There has been no change in Repsol YPF’s internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Repsol YPF’s internal control over financial reporting.

Additionally, Repsol YPF is implementing a Plan to Align the Internal Control System for Financial Reporting with the requirements established by Section 404 of the Sarbanes Oxley Act. This Section requires that, along with the annual audit, a report be presented from the company’s management relative to the design, maintenance and periodic evaluation of the Internal Control System for Financial Reporting, accompanied by a report from the company’s external auditor.

The conceptual framework used by Repsol YPF to develop this Plan is that of the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

On March 2, 2005, the SEC granted “foreign issuers” a one-year extension on the schedule initially set for complying with the requirements outlined in Section 404 of the Sarbanes Oxley Act. Due to the new term, the certifications on the existence and effectiveness of the Internal Control System for Financial Reporting from the CEO and CFO of the Grupo Repsol YPF will have to be issued for the annual audit for the 2006 fiscal year.

13A.	Audit Committee Financial Expert

The Board of Directors of Repsol YPF, in its April 28, 2004 meeting, announced that D. Carmelo de las Morenas López met the conditions to be considered an “Audit Committee Financial Expert” according to the rules and regulations of the SEC.

13B.	Code of Ethics

Repsol YPF has adopted a code of ethics applicable to all employees and the Board of Directors of Repsol YPF has adopted a code of conduct applicable to its members. Since November 26, 2003, the date on which the Board of Directors approved such codes of ethics, we have not waived compliance with, nor made any amendment to, the code of ethics. The code of ethics has been filed as Exhibit 11.1 to this Annual Report on Form 20-F.

13C.	Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L., or by other member firms of Deloitte to the Repsol YPF Group, classified by type of service rendered for the periods indicated.

	2004		2003
Services Rendered	Fees	Expenses	Fees	Expenses
	(thousands of euro)
Audit Fees	5,241	57	4,785	63
Audit-Related Fees(1)	755	19	127	1
Tax Fees(2)	234	—	211	—
All Other Fees(3)	86	—	237	—

	6,316	76	5,360	64

(1)	This category principally includes fees related to attest services rendered to subsidiaries of the Repsol YPF Group that are not required by statute or regulation, agreed-upon procedures reports, consultation concerning financial accounting and reporting standards and due diligence services. In 2004, it also includes fees amounting to €479,000 billed for assistance services rendered in relation with Repsol YPF’s readiness plan to comply with Sarbanes-Oxley’s Section 404 requirements.
(2)	Includes mainly fees billed for tax compliance and tax planning services, assistance with tax audits and appeals and tax advice.
(3)	Includes principally fees paid to an affiliate of the principal accountant for services rendered in connection with the Group’s implementation and deployment in certain subsidiaries of an e-procurement marketplace software acting as a facilitator through which the employees have on-line access to product catalogs for ordering office equipment and indirect materials. Services rendered included providing technical recommendations and assistance with the definition of the functional requirements, delivering training to new users and providing assistance with the roll out of the solution to other locations.

Repsol YPF’s external auditors are appointed by its shareholders at the annual general shareholders’ meeting. Similarly, the shareholders of Repsol YPF’s subsidiaries, which are located in countries where applicable laws and regulations so establishes, appoint such subsidiaries’ external auditors.

The Audit and Control Committee has a pre-approval policy regarding the contracting of Repsol YPF’s external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to Repsol YPF or any of its subsidiaries reflected in agreements dated on or after May 6, 2003.

The pre-approval policy is as follows:

1.	The Audit and Control Committee must pre-approve all audit and non-audit services to be provided to Repsol YPF or any of its subsidiaries by the external auditor (or any of its affiliates) of Repsol YPF.

2.	The Chairman of the Audit and Control Committee has been delegated the authority to approve the hiring of Repsol YPF’s external auditor (or any of its affiliates) without first obtaining the approval of the Audit and Control Committee for any of the services which require pre-approval as described in (1) above.

Services approved by the Chairman of the Audit and Control Committee as set forth above must be ratified at the next plenary meeting of the Audit and Control Committee.

3.	Agreements entered into prior to May 6, 2003 between Repsol YPF or any of its subsidiaries, on the one hand, and the external auditor of Repsol YPF, on the other hand, must be approved by the Audit and Control Committee of Repsol YPF in the event that services provided under such agreement have continued following May 6, 2004.

All of the services described in (1), (2) and (3) in the table above were approved by the Audit and Control Committee.

13D.	Exemptions from the Listing Standards for Audit Committees

[Reserved]

13E.	Purchases for Equity Securities by the Issuer and Affiliated Purchasers

In 2004, neither Repsol YPF nor any of its affiliates purchased any of Repsol YPF’s equity securities.

PART III

14.	Financial Statements

The Consolidated Financial Statements of Repsol YPF as of and for the years ended December 31, 2004, 2003 and 2002, attached to this Annual Report on Form 20-F have been audited by Deloitte, S.L., independent public accountants, as indicated in its report with respect to those Consolidated Financial Statements. The consolidated financial statements of Gas Natural and its group companies as of and for the years ended December 31, 2004, 2003 and 2002 have been audited by PricewaterhouseCoopers, independent accountants. These consolidated financial statements are not separately attached; however, to the extent they have been included in the Consolidated Financial Statements of Repsol YPF, they have been included in reliance on the report of such auditors.

15.	Exhibits

(a) Index to Financial Statements:

(b) Index to Exhibits:

1.1	By-Laws (“Estatutos”) of Repsol YPF, S.A., as amended (Spanish Version)

1.2	By-Laws (“Estatutos”) of Repsol YPF, S.A., as amended (English Version)

2.1	Indenture among Repsol International Finance B.V., Repsol S.A. and The Chase Manhattan Bank, N.A., as Trustee, dated as of May 15, 1995*

2.2	Trust Deed dated May 5, 2000 among Repsol International Finance B.V., Repsol, S.A. and Citicorp Trustee Company Limited relating to the €1,000,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance B.V. and guaranteed by Repsol, S.A.**

2.3	Supplemental Trust Deed dated June 21, 2001 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €175,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance, B.V. and guaranteed by Repsol YPF, S.A.***

2.4	Pricing Supplement dated December 3, 2001 relating to the €750,000,000 5.75% Notes due 2006 issued by Repsol International Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Programme guaranteed by Repsol YPF, S.A.***

2.5	Pricing Supplement dated July 18, 2003 relating to the €1,000,000,000 5% Floating Rate Notes due 2010 issued by Repsol Intentional Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Programme guaranteed by Repsol YPF, S.A. *****

2.6	Pricing Supplement dated October 7, 2004 relating to the €1,000,000,000 4.625% Guaranteed Notes due 2014 issued by Repsol International Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Programme guaranteed by Repsol YPF, S.A.

2.7	Amended and Restated Trust Deed dated November 10, 2004 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €5,000,000,000 Guaranteed Euro Medium Term Notes Programme of Repsol International Finance, B.V. due from one month to 30 years from the date of original issue guaranteed by Repsol YPF, S.A.

4.1	Shareholders’ Agreement between Repsol YPF and La Caixa, dated January 11, 2000****

4.2	Novation Agreement between Repsol YPF and La Caixa, dated May 16, 2002****

4.3	Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated December 16, 2002****

4.4	Second Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated June 20, 2003****

8.1	List of significant subsidiaries

10.1	Consent of Deloitte, S.L.

10.2	Consent of PricewaterhouseCoopers

10.3	Consent of Gaffney, Cline & Associates

10.4	Consent of DeGolyer and MacNaughton

11.1	Code of ethics*****

11.2	Code of ethics (English Translation)*****

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

13.1	Section 906 Certification

*	Previously filed as an exhibit to Registration Statement No. 33-84828.
**	Previously filed as an exhibit to our 1999 Annual Report on Form 20-F.
***	Previously filed as an exhibit to our 2001 Annual Report on Form 20-F.
****	Previously filed as an exhibit to our 2002 Annual Report on Form 20-F.
*****	Previously filed as an exhibit to our 2003 Annual Report on Form 20-F.

16.	Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Repsol YPF, S.A.

By:	/s/ Luis Mañas Antón
	Name:	Luis Mañas Antón
	Title:	Chief Financial Officer

Date:     June 30, 2005

REPSOL YPF, S.A. AND COMPANIES COMPOSING

THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

AND CONSOLIDATED STATEMENTS OF INCOME,

CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

REPORT OF INDEPEN DENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Repsol YPF, S.A.:

We have audited the accompanying consolidated balance sheets of Repsol YPF, S.A. and subsidiaries (“The Company”) as of December 31, 2004, and 2003, and the related consolidated statement of income for each of the three years in the period ended December 31, 2004, all expressed in millions of euros. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit. We did not audit the consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries, in which Repsol YPF, S.A. had a 30.85% and 27.15% holding as of December 31, 2004 and 2003, respectively, which statements reflect total assets constituting 8.94% and 7.19%, respectively, of consolidated total assets as of December 31, 2004 and 2003, and net income constituting 9.52%, 6.89%, and 13.1% of consolidated net income as of December 31, 2004, 2003 and 2002, respectively. The consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries and the amounts included in the reconciliation note of the Company’s financial statements (see Note 27) in respect of Gas Natural SDG, S.A. and subsidiaries were audited by other auditors (see Exhibit I) whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Gas Natural SDG., S.A. and subsidiaries, is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the report of the other auditors (see Exhibit I), the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Repsol YPF, S.A. and subsidiaries as of December 31, 2004, and 2003, and the results of their operations and the funds obtained and applied by them for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Spain.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2004, and the determination of consolidated stockholders’ equity and financial position as of December 31, 2004, and 2003, to the extent summarized in Note 27.

As indicated in Note 24 Subsequent Events, there is uncertainty in Bolivia surrounding the final regulatory developments of the new hydrocarbons law along with significant social and political instability. In such Note the Company’s management sets forth these and other aspects relating to the current situation in Bolivia and their possible impact on the future course of the Group’s operations and investment in Bolivia. The net investment of the Repsol YPF Group in the companies in Bolivia amounted to approximately €613 million as of December 31, 2004.

DELOITTE,	S.L.

/S/    DELOITTE, S.L.

Madrid,	Spain
April	1, 2005, except for Notes 24 and 27, as to which the date is June 28, 2005

REPORT OF INDEP ENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Gas Natural SDG, S.A.

We have audited the consolidated annual accounts of Gas Natural SDG, S.A. and its Group companies consisting of the consolidated balance sheets at December 31, 2004 and 2003, the consolidated profit and loss accounts and the consolidated notes for each of the three years in the period ended December 31, 2004 (not presented separately herein), all expressed in euros, whose preparation is the responsibility of the Directors of Gas Natural SDG, S.A. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts as a whole, based on our audit.

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

In our opinion, the consolidated annual accounts referred to above audited by us present fairly, in all material respects, the financial position of Gas Natural SDG, S.A. and its Group companies as of December 31, 2004 and 2003, and the results of their operations and the resources obtained and applied for each of the three years in the period ended December 31, 2004, in conformity with generally accepted accounting principles in Spain.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is included in a quantification of differences between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Spain as applied to Gas Natural for the consolidated balance sheets at December 31, 2004 and 2003 and the consolidated profit and loss accounts for each of the three years in the period ended December 31, 2004. This reconciliation (not presented separately herein) was prepared at the request of Gas Natural´s shareholder Repsol YPF, S.A. for the purposes of its annual report on Form 20-F for the year ended December 31, 2004. The information included in this reconciliation does not comply with the requirements of Item 18 of Form 20-F for the following reasons:

(i)	A statement of cash-flows has not been prepared for the three years ended December 31, 2004.

(ii)	Additional disclosures required by US GAAP and Regulation S-X have been omitted as of December 31, 2004 and 2003 and for the three years ended December 31, 2004.

PRICEWATERHOUSECOOPERS

/s/    PricewaterhouseCoopers

Barcelona, Spain

March 4, 2005, except for the Note 24, as to which the date is June 28, 2005

PricewaterhouseCoopers Auditores, S.L. - R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3a Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 27).

In the event of a discrepancy, the Spanish-language version prevails.

REPSOL Y PF, S.A. AND COMPANIES COMPOSING THE

REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004 and 2003

	Millions of Euros
ASSETS	2004	2003
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses (Note 3)	1	23

Intangible assets (Note 4)
Cost	2,175	1,647
Less—Accumulated depreciation, depletion and amortization	(830)	(655)

	1,345	992
Property, plant and equipment (Note 5)
Cost	45,098	43,347
Less—Accumulated depreciation, depletion and amortization	(25,421)	(23,876)

	19,677	19,471
Investments in affiliates and other financial assets (Note 6)	1,184	1,461

Total fixed and other noncurrent assets	22,207	21,947

GOODWILL ARISING ON CONSOLIDATION (Note 7)	2,677	2,496

DEFERRED EXPENSES (Note 8)	879	662

DEFERRED TAX ASSETS (Note 15)	1,054	924

CURRENT ASSETS
Inventories (Note 9)	2,652	2,109

Accounts receivable
Trade	4,074	3,200
Tax receivables (Note 15)	742	591
Other accounts receivable	891	1,037
Less—Allowance for doubtful accounts	(308)	(246)

Total accounts receivable	5,399	4,582

Short-term financial investments (Note 10)	3,696	5,031

Cash on hand and at banks	358	247
Accrual accounts	21	35

Total current assets	12,126	12,004

TOTAL ASSETS	38,943	38,033

The accompanying Notes 1 to 28 are an integral part of these consolidated balance sheets.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 27).

In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE

REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004 and 2003

	Millions of Euros
SHAREHOLDERS’ EQUITY AND LIABILITIES	2004	2003
SHAREHOLDERS’ EQUITY(Note 11)
Capital stock	1,221	1,221
Paid-in surplus	6,428	6,428
Other reserves of the parent company:
Revaluation reserves	3	3
Other reserves	4,141	3,914
Reserves of consolidated companies	6,240	4,940
Translation differences	(5,133)	(4,650)
Income for the year	1,950	2,020
Interim dividend	(305)	(244)

Total shareholders’ equity	14,545	13,632

MINORITY INTERESTS(Note 12)	4,036	4,054

NEGATIVE CONSOLIDATION GOODWILL	23	13

SUBSIDIES AND DEFERRED REVENUES(Note 13)	276	336

PROVISION FOR CONTINGENCIES AND EXPENSES(Note 14)
Provision for pension and similar obligations	76	75
Other provisions	2,068	1,379

Total provisions for contingencies and expenses	2,144	1,454

DEFERRED TAX LIABILITIES(Note 15)	736	674

LONG-TERM DEBT
Loans and financial debts(Note 16)	6,012	6,454
Refundable deposits(Note 17)	204	198
State financing of investments in exploration	0	3
Other accounts payable(Note 17)	1,569	1,030

Total long-term debt	7,785	7,685

CURRENT LIABILITIES
Short-term loans and financial debts(Note 16)	3,434	4,369
Trade accounts payable	2,837	2,630
Other nontrade payable	2,023	1,889
Accrued taxes payable(Note 15)	1,046	1,260
Accrual accounts	58	37

Total current liabilities	9,398	10,185

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	38,943	38,033

The accompanying Notes 1 to 28 are an integral part of these consolidated balance sheets.

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

(Amounts in millions of euros, except per share amounts)

	2004	2003	2002
Operating revenues
Sales	40,585	36,069	35,555
Other	1,104	1,137	935

Total operating revenues	41,689	37,206	36,490

Operating expenses
Materials consumed	(27,232)	(24,314)	(24,198)
Personnel expenses	(1,236)	(1,111)	(1,161)
Taxes other than income tax	(1,356)	(1,155)	(1,039)
Outside work, supplies and services	(3,849)	(3,658)	(3,305)
Transport and freight	(1,073)	(863)	(838)
Depreciation, depletion and amortization	(2,396)	(2,245)	(2,626)

Total operating expenses	(37,142)	(33,346)	(33,167)
Operating income	4,547	3,860	3,323

Extraordinary income/(expense) (Note 18)
Labor force restructuring	(76)	(32)	(54)
Extraordinary provisions	(663)	(108)	(660)
Capital gains (losses) and other extraordinary income	57	(14)	1,362

	(682)	(154)	648

Amortization of goodwill	(176)	(174)	(300)

Interest income (expense)
Interest income	1,395	2,123	2,386
Interest expense	(1,682)	(2,523)	(3,172)

	(287)	(400)	(786)
Share in the income of companies carried by the equity method	87	146	(35)

Income before income tax and minority interests	3,489	3,278	2,850

Income tax (Note 15)	(1,309)	(1,048)	(564)

Income attributed to minority interests (Note 12)	(230)	(210)	(334)

Net income	1,950	2,020	1,952

Net income per share	1.60	1.66	1.60

Average number of shares (millions)	1,220	1,220	1,220

The Notes 1 to 28 are an integral part of these consolidated statements of income.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 27). In the event of a discrepancy, the Spanish-language version prevails

REPSOL YPF, S.A. AND COMPANIES COMPRISING THE REPSOL YPF GROUP

NOTES TO THE CO NSOLIDATED FINANCIAL STATEMENTS

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

The accompanying consolidated financial statements, which were prepared from the accounting records of REPSOL YPF, S.A. and companies composing the REPSOL YPF Group, are presented in accordance with current legislation, the Spanish Corporations Law, generally accepted accounting principles in Spain (“Spanish GAAP”) and consolidation regulations and, accordingly, give a true and fair view of the Group’s shareholders’ equity, financial position and results of operations. Differences between Spanish GAAP and generally accepted accounting principles in the United States of America (U.S. GAAP) and their effect on the consolidated net income for each of the years 2004, 2003 and 2002 and on the consolidated shareholders’ equity as of December 31, 2004 and 2003, are set forth in Note 27.

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

The 2004 financial statements, which were prepared by the Board of Directors of REPSOL YPF, S.A., will be submitted, as will those of the investees, for approval by the respective Shareholders’ Meetings, and it is considered that they will be approved without any changes. The 2003 financial statements were approved by the Shareholders’ Meeting on March 31, 2004.

b)	Consolidation principles

The Exhibit I hereto shows the consolidated dependent, associated and multigroup companies directly or indirectly owned by REPSOL YPF, S.A.

The companies were consolidated on the basis of the following principles:

•	Companies over which effective control is exercised were consolidated by the global integration method.

•	Multigroup companies which are managed jointly with third parties were consolidated by the proportional integration method.

•	Companies in which there is significant influence but not ownership of a majority of voting rights nor joint management with third parties are carried by the equity method.

•	The equity of minority interests in shareholders’ equity is presented under the “Minority Interests” caption on the liability side of the consolidated balance sheets and their equity in income is presented under the “Income Attributed to Minority Interests” caption in the consolidated statements of income (see Note 12).

•	In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated dependent companies and of the companies carried by the equity method to the parent Company’s accounts, since it is considered that such reserves will be used to finance the operations of each company and that those that may be distributed will not give rise to a material additional tax cost.

•	Transactions between consolidated companies

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

•	Standardization of items

In order to present the consolidated financial statements using uniform valuation standards, when the effect was material, adjustments were made in consolidation at investees that apply accounting and valuation methods that differ from those used by the Group.

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

The exchange rates against the euro of the main currencies used by the Group companies as of December 31, 2004, 2003 and 2002, were as follows:

	December 31, 2004		December 31, 2003		December 31, 2002
	Year-end exchange rate	Accumulated average exchange rate	Year-end exchange rate	Accumulated average exchange rate	Year-end exchange rate	Accumulated average exchange rate
U.S. dollar	1.354	1.242	1.260	1.130	1.049	0.944
Argentine peso	4.006	3.630	3.666	3.272	3.481	2.961
Brazilian real	3.594	3.630	3.640	3.466	3.705	2.785
Chilean peso	754.608	756.278	748.010	781.303	753.463	651.554

c)	Transition to International Financial Reporting Standards (IFRS)

Regulation (EC) No 1606/2002 of the European Parliament and Council of July 19, 2002, requires all companies with shares listed on a regulated market in any EU country to prepare their consolidated financial statements for all years beginning on or after January 1, 2005, in accordance with International Financial Reporting Standards (IFRS) as validated by the EU. The Repsol YPF Group is consequently obliged to prepare its 2005 consolidated financial statements in accordance with International Financial Reporting Standards as validated by the EU. The obligation to prepare annual consolidated financial statements under EU IFRS has also been incorporated into Spanish law in paragraph 11 of the final provisions of Law 62/2003, of December 30, on Tax, Labor and Social Security Measures (published in the Spanish Official Bulletin for December 31, 2003).

In accordance with IFRS 1 on First Time Adoption of International Financial Reporting Standards, approved by Regulation 707/2004/EC of the Commission on April 6 (published in the Official Journal of the European Union for April 17), although the first financial statements prepared under IFRS will be, in the Group’s case, those for the year ending December 31, 2005, for comparative purposes the group must include corresponding figures for the previous fiscal year 2004, prepared on the same basis as used for the 2005 financial statements. This means preparing an initial or opening balance sheet at the transition date, January 1, 2004, under IFRS accounting principles conforming to the IFRS applying at December 31, 2005.

In fulfillment of its obligations under Regulation 1606/2002/EC and in Law 62/2003, the Group has drawn up an IFRS transition plan which includes the following points:

•	Analysis of the differences between the accounting principles applied under Spanish GAAP and IFRS, and the practical impact that such differences will have on the preparation of the Group financial statements.

•	Principles to be applied in cases where IFRS allows alternative treatments.

•	Evaluation and determination of changes to be made to the planning and organization of the compilation, translation and consolidation of information on group and associated companies.

•	Preparation of opening consolidated financial statements at the transition date in accordance with IFRS.

•	Preparation of the financial statements for each quarter 2005 in accordance with IFRS.

This work is currently underway and will be completed over the course of 2005. However, it will not be possible to provide a full and reliable estimate of the transition’s impact taking account of all relevant information, as:

•	Some standards have yet to be approved or may be modified by the EU in 2005 (standards not yet adopted by the EU: IFRS 6 “Exploration for and Evaluation of Mineral Resources”, modifications under review: IAS 19 “Employee Benefits” and IAS 39 “Financial Instruments”).

•	IFRS 1 requires that final determination of the possible impact of the change in standards is calculated in accordance with IFRS and interpretations in force at year-end for the first financial statements prepared under IFRS. In the Group’s case this means at December 31, 2005.

d)	Regulatory framework

The oil and gas industry in Spain is mainly regulated by Law 34/1998 approved on October 7, 1998 and its implementing regulations, and by Royal Decree-Laws 6/1999 and 6/2000, approved on April 16, 1999 and on June 23, 2000, respectively, which increased competition and deregulation of the industry.

The following noteworthy matters occurred during the time period covered by this report:

•	The restriction on the opening of new service stations established by Royal Decree-Law 6/2000 ends in June 2005.

•	Royal Decree 1700/2003, which came into force on December 25, 2003, established new specifications for gasolines, diesel oils, fuel oils and LPG, and the use of biofuels, adapting Spanish law to two EU directives on this matter.

•	Law 62/2003, of December 30, introduced significant amendments to the legal system regulating the “golden share” which affects, among other companies, Repsol YPF, S.A. This system was established by Law 5/1995 and Law 55/1999 (the latter is known as the “energy golden share law”).

The main amendments to Law 5/1995 are as follows:

•	The prior administrative authorization system is replaced by a system of notification to the competent body which, in principle, has one month to object to the notified transaction or decision.

•	Agreements and acts requiring notification are limited to those having an effect on the Spanish domestic market or relating to assets located in Spain.

•	Any objection to the notified transaction because of significant risks or negative effects on the activities performed by the companies involved must be based on objective criteria such as the resources available to meet the service commitments, the transparency of any new group structure, risks inherent in the transaction’s financial structure, the security of continuity in the provision of goods or services and of uninterrupted supply at an affordable price, etc.

•	A report by the regulatory authority of the market in which the company subject to this system carries on its business activity is required. In the case of Repsol YPF, S.A, this authority is the Spanish National Energy Commission (CNE).

The Repsol YPF “golden share” arrangement will end on February 6, 2006. For these purposes, an indirect holding is defined as that owned through any more-than-10%-owned investee.

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

•	Law 62/2003 also amends the system for authorizing oil and gas research, exploration and exploitation in the sea-bed, and requires a preliminary report by the Autonomous Community affected on the concession procedure for the exploitation of underground fields and storage, irrespective of whether or not these activities affect surface ground areas.

•	Royal Decree 1716/2004 came into force on August 27, 2004, implementing the Oil and Gas Law regarding the oil and natural gas industries’ obligation to maintain minimum safety reserves of oil and gas and to diversify the supplies of natural gas. It defined the entities covered by these obligations, and the nature, size, form and location of the reserves, as well as the associated information obligations and administrative powers to inspect and control compliance.

Half the minimum safety reserves in the oil sector, not including LPG, will be classed as strategic reserves. This increase in strategic reserves will come into force from January 1, 2007.

Persons obliged to maintain minimum safety reserves of LPG or natural gas or to diversify supplies of natural gas have until February 27, 2005, to comply with the Royal Decree. That said, contracts to supply natural gas dated before August 27, 2004, that depend for more than 60% of supplies on any one country may remain in force until they expire but may not be renewed nor may new contracts be signed with the same country until the obligation to diversify supplies is met.

Gas transport operators bringing natural gas into the network are exempt from the diversification obligation as long as the special provisions governing the supply of Algerian natural gas at regulated rates remain in force.

Royal Decree 1716/2004 also regulates the functioning of the Corporación de Reservas Estratégicas de Productos Petrolíferos (CORES) and situations of scarcity in the supply of oil and gas.

CORES, among other functions, is responsible for creating, maintaining and managing strategic reserves, controlling current minimum safety reserves in the oil sector and, in the natural gas sector, overseeing compliance with the obligation to maintain minimum safety reserves and diversify sources of supply.

•	From January 1, 2003, all natural gas consumers are eligible to choose their gas supplier.

•	From January 1, 2003, no single company or group may supply more than a 70% share of the Spanish natural gas market.

•	Pursuant to Law 62/2003 no individual or legal entity may own, either directly or indirectly, more than 5% of the capital stock of Enagas, S.A. The political or voting rights on the shares owned above this limit will be suspended. Holdings in Enagas S.A. must be brought into line with this provision by January 1, 2007.

•	Also, pursuant to Law 62/2003 Enagas, S.A., as the System Operator, will have a representative on the Oil and Gas Advisory Board to the Spanish National Energy Commission (CNE) and on its Standing Committee. The mission of this Board is to report on the actions taken by the CNE in the oil and gas industry and, particularly, in the energy planning process and in the preparation of general provisions and projects on the determination of rates, fees and remuneration for activities in the energy industry.

•	Since January 1, 2004, natural gas supplied from Algeria through the Maghreb gas pipeline under the contract with the Algerian state-owned gas company has been assigned on a preferential basis to the regulated market and the allocation to the marketing companies of 25% of the natural gas relating to this contract is left without effect.

•	Three Ministerial Orders implementing Royal Decree 949/2001, regulating matters such as the right of access to gas facilities and the natural gas industry’s integrated economic system, were issued on January 15, 2004. These Orders established the specific remuneration to the operators engaging in regulated activities and the values of the rates, fees and royalties received for regulated transmission and distribution activities.

These Orders were amended by a number of Ministerial Orders on January 28, 2005, specifying, among other matters, the rates and remuneration for loading LNG aboard vessels, refrigeration from regasification plants and transfers between vessels bypassing the plant’s LNG storage facilities, as well as reducing the share of third-party access rates and fees allocated to the System Operator (from 0.62% to 0.53%) and of natural gas supply rates (from 0.30% to 0.25%).

•	On March 15, 2005 Royal Decree-Law 5/2005, of March 11, came into force, on urgent reforms to improve productivity and public procurement amending, among other measures, Law 34/1998, Royal Decree-Law 6/2000 and Royal Decree 1434/2002. It included the following reforms:

a)	It changed the list of markets or industries where shareholdings in companies were limited under Royal Decree-Law 6/2000, of June 23.

b)	It defined the dominant operator in energy markets as companies or groups with a market share above 10%.

c)	It became a serious violation of Law 34/1998 for oil product wholesalers, owners or managers of supply facilities not tied to one of the listed operators, to fail to declare the opening or closing of facilities for the supply of vehicles comprising their distribution network and the type of contract governing their participation in the network.

d)	A data base was created in the Ministry of Industry, Tourism and Commerce of oil and gas distributors and prices.

e)	In the natural gas sector, the obligation to allow third-party access can now be waived in the case of certain new transport facilities, or facilities that significantly increase existing infrastructure. In the event of such a waiver the facility concerned would be excluded from the natural gas sector regulated remuneration regime.

f)	Conditions for the transfer of a consumer from the deregulated to the regulated natural gas market are formalized.

e)	Economic and regulatory situation in countries where the Repsol YPF Group is active

The directors consider that the accompanying consolidated financial statements reflect all the significant events and effects of the economic and regulatory situation prevailing in the countries where the Group is active at the date of their preparation. Also, based on the changes that may reasonably be expected in the above-mentioned points, the directors consider that, in their opinion, the adoption of measures or the occurrence of events which might have a significant negative impact on the Group’s operations is unlikely.

f)	Comparative information: scope of consolidation

The main variations in the scope of consolidation in 2004 were as follows:

•	In 2004 the Gas Natural Group acquired the following Italian companies:

In January 2004, through Gas Natural Distribuzione Italia S.p.A. and Gas Natural Vendita, S.p.A., it acquired 100% of the capital in Gea, S.p.A., Gas, S.p.A., Agragas, S.p.A., Normanna, S.p.A., Gas Natural Servizi e Logistica, S.p.A. (previously Soreco, S.p.A.), Congas, S.p.A. and Gas Fondiaria, S.p.A..

In August 2004 Gas Natural Internacional SDG, S.A. acquired 100% of Smedigas, S.p.A. and Smedigas, S.r.L..

In September 2004 Gas Natural Internacional SDG, S.A. acquired 100% of Nettis Impianti, S.p.A., which wholly owns Nettis Gestioni, S.p.A., Nettis Gas Plus, S.p.A., Impianti Sicuri, S.r.L., Società Consortile di Metanizzazione, A.r.L. and SCM Gas Plus, S.r.L..

All the Italian companies are consolidated by the global integration method in The Gas Natural Group (which is consolidated by the proportional integration method in the financial statements of the Repsol YPF Group).

•	In April the Gas Natural Group increased its stake in the capital of Gas Natural Cegás, S.A. in 9.3%.

•	The company Repsol Lusitania, S.L. was created in July and in November acquired Borealis Polímeros, Lda (now Repsol Polímeros, Lda) owner of the petrochemical complex in Sines, Portugal. Both companies are consolidated by the global integration method.

•	In July the Gas Natural Group increased its stake in Companhia Distribuidora de Gas do Rio de Janeiro, S.A. (CEG) to 54.2% and its stake in CEG Rio, S.A. to 72%. These companies will now move from the proportional to the global integration consolidation method in the Gas Natural Group (which is consolidated by the proportional integration method in the financial statements of the Repsol YPF Group).

•

In October the Company acquired Shell Portuguesa, S.A. (now Repsol Combustiveis, S.A), Shell Betumes, S.A. (now Repsol Betumes Comercializaçao e Distribuçao de Productos Petrolíferos, S.A.), Shell Abastecimientos e Serviçios a Aviaçao, S.A. (now Repsol Abastecimientos e Serviçios a Aviaçao, S.A) and Shell Company of Portugal Limited (now Repsol Company of

Portugal Ltd), dedicated to marketing and logistics in Portugal. These companies were all consolidated by the global integration method in the financial statements of the Group immediately on their acquisition.

•	In October and December the Gas Natural Group acquired 100% of electricity distributors Navasfrías, S.L. and Electra de Abusejo, S.L. which are consolidated by the global integration method in the Gas Natural Group (which is consolidated by the proportional integration method in the financial statements of the Repsol YPF Group).

•	Gas Natural SDG set up Gas Natural Corporación Eólica, S.L., which in November 2004 acquired 100% of Sinia XXI, S.A Sinia XXI holds stakes in Corporación Eólica de Zaragoza (65.6%), which is consolidated by the global integration method in the Gas Natural Group, as well as Explotaciones Eólicas Sierra de Utrera, S.L. (50%) and Montouto 2000, S.L. (49%) both consolidated by the proportional integration method. It also owns 26% of Enervent, S.A. and 20% of Burgalesa de Generación Eólica, S.A., carried by equity method.

•	In November Gas Natural SDG bought 50% of Central Térmica La Torrecilla, S.A., a combined cycle plant construction project, consolidated by the proportional integration method.

•	In December, Repsol YPF S.A. bought FALK S.p.A, owner of an Italian service station network. At December 31 this company was carried by the equity method.

•	In 2004 the Group acquired an additional 3.7% holding in Gas Natural SDG. The percentage consolidated in the consolidated balance sheet as of December 31, 2004, was 30.85%.

•	It also acquired an additional 0.75% of Peruvian company Refinería la Pampilla taking its total stake to 51.03%. The company is consolidated by the global integration method in the Group’s annual financial statements.

•	The Gas Natural Group raised its stake in Serviconfort Colombia, S.A. to 100%.

•	In 2004, Gas Natural SDG reduced its holding in Enagás, S.A., selling a 12.51% stake, leaving it with 26.13% of the capital at year-end.

•	Over the period the Group divested Global Companies LLC, a US marketing company for oil products consolidated by the proportional integration method, and YPF Indonesia, Ltd., an Indonesian exploration and production company that had been consolidated by the global integration method in the Group’s 2003 financial statements.

•	Petrokén Petroquímica Ensenada, S.A. and PBB Polisur, S.A., previously carried by the equity method, were deconsolidated as they were earmarked for disposal at December 31, 2004.

•	In 2004, Atlantic LNG Co. of Trinidad & Tobago and Atlantic LNG 2/3 Co. of Trinidad & Tobago (companies operating trains 1, 2 and 3 in Trinidad & Tobago) went from being carried by equity method to proportional consolidation (see Note 6).

•	Other companies to change their consolidation method in 2004 were Repsol France, S.A., Repsol Gas Brasil, S.A., Estasur, S.A., Gasolube y Lubricantes Gasolube, S.A., Gasolube Andalucía, S.L., Gasolube Castilla-León, S.L. and Gasolube Noroeste, S.A These companies were not consolidated in 2003 and were all consolidated by the global integration method in the 2004 financial statements for the Group.

•	In 2004, the Gas Natural Group consolidated the companies Gas Natural Transporte SDG, S.L. (100%), Gas Natural Distribución SDG, S.A. (100%), Gas Natural Puerto Rico, Inc. (100%), and Gas Natural Commercialisation France, Société par actions Simplifiée (100%). It also consolidated by the proportional integration method for the first time AECS Bellvitge, A.I.E. (50%) and Sociedad de Tratamiento La Andaya, S.L. (45%). The only company Gas Natural carried by equity method for the first time was Álava, S.A (10.0%). The Gas Natural Group is consolidated by the proportional integration method in the financial statements of the Repsol YPF Group.

•	In 2004, the Gas Natural Group deconsolidated Sociedad de Gas de Euskadi, S.A. following the merger of Sociedad de Gas de Euskadi, S.A., Naturcorp Multiservicios, S.A.U., Gas Figueres, S.A.U., Donostigas, S.A.U. and Gas de Asturias, S.A.U All these companies were absorbed into Naturcorp I, S.A., which was then renamed Naturcorp Multiservicios, S.A Gas Natural SDG’s shares in Sociedad Gas de Euskadi, S.A., were exchanged for a 9.39% stake in Naturcorp Multiservicios, S.A. (see Note 6).

The effect of changes in the scope of consolidation in 2004 on the assets, operating revenue and operating income of the Group Repsol YPF was 4.17%, 1.58% and 2.21%, respectively.

The main variations in the scope of consolidation in 2003 were as follows:

•	On January 1, 2003, Repsol YPF exercised its option to acquire an additional 20% holding in BPRY, the sole shareholder of BP Trinidad y Tobago (BPTT), the owner of productive assets in Trinidad and Tobago. This purchase option was envisaged in the BPRY Limited Liability Company Agreement dated October 20, 2000. Under this agreement, Repsol YPF, through its affiliate Repsol YPF T&T, S.A., acquired a 10% holding in BPRY and had the option to acquire a further 20% holding on January 1, 2003, at a preset price.

Through this acquisition, Repsol YPF increased its holding in BPTT to 30% and tripled its oil and gas production and reserves in Trinidad and Tobago. This company is consolidated by the proportional integration method in the Group’s financial statements and, following this further acquisition, the percentage consolidated increased from 10% in 2002 to 30% in 2003.

•	In July, the Group acquired a further 5% holding in Refinadores del Perú, S.A., the owner of a 60% interest in the Peruvian company Refinería la Pampilla, thereby increasing its ownership interest to 83.8%. In December, Refinadores del Perú, S.A. was liquidated and its assets were transferred to its shareholders on the basis of their percentage of ownership. Refinería la Pampilla S.A. is consolidated by the global integration method in the Group’s financial statements.

•	In November 2003, Gas Natural SDG was the successful bidder in a price-based invitation to tender and adquired a 95% holding in the capital stock of Buenergía Gas & Power Ltd., which was consolidated by the global integration method in the Gas Natural Group. As a result of this transaction, Ecoeléctrica Holdings Ltd., Ecoeléctrica Ltd. and Ecoeléctrica L.P., Ltd. were included in consolidation by the proportional integration method. Ecoeléctrica L.P., Ltd. is the owner of a 542 MW combined cycle plant and a 115,000 cubic meter regasification plant located in Peñuelas, in southern Puerto Rico.

•	In December 2003, Repsol YPF, S.A. acquired a further 50% holding in Proyectos Integrados Energéticos, S.A., a company in which it already owned the other 50%. As a result of this acquisition, in 2003 the Group consolidated this company by the global integration method.

•	In 2003 the Group acquired an additional 3.1% holding in Gas Natural SDG. The percentage consolidated in the consolidated balance sheet as of December 31, 2003, was 27.15%.

The effect of the changes in the scope of consolidation in 2003 was an increase of 1.86%, a decrease of 0.01% and an increase of 2.21% in the assets, operating revenues and operating income, respectively, of the Repsol YPF Group.

The main variations in the scope of consolidation in 2002 were as follows:

•	In May 2002, the Group sold 23% of the capital stock of Gas Natural SDG, S.A. thus reducing its ownership interest in this company to 24.042%. As a result of this transaction, the Repsol YPF Group recorded a gross gain of €1,097 million (see Note 18) under the “Extraordinary Income (Expense)” caption in the accompanying consolidated statement of income.

After the sale of this holding and as a result of the change in management stemming from the new composition of this investee’s decision-making bodies, the consolidation method applicable to the

Repsol YPF Group’s investment in this company changed from the global integration method which was used until May 2002 to the proportional integration method applicable from that date.

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

The following notes describe the effect of the variation on the affected captions in the consolidated balance sheet.

•	On January 1, 2002, D.F. Gas S.A. de C.V. and Servicios de Energía de México, S.A. de C.V. (Gas Natural SDG Group companies) merged, with the former being merged into the latter.

•	Since the beginning of 2002 Metragaz, S.A. and Europe Maghreb Pipeline, Ltd. (Gas Natural SDG Group companies) have been consolidated by the global integration method by that group. Previously they were consolidated by the proportional integration method.

•	On January 10, 2002, the Gas Natural Group performed the following transactions with Iberdrola Energía, S.A.:

•	Gas Natural sold 13.2% of the capital of Gas Natural México S.A. de C.V. and 13% of the capital of Sistemas de Administración y Servicios, S.A. de C.V., which were consolidated by the global integration method by Gas Natural with ownership percentages of 86.6% and 87% respectively.

•	Gas Natural acquired additional holdings of 9.9% in Companhia Distribuidora de Gas do Rio de Janeiro S.A. (C.E.G.), and of 13.15% of CEG RIO, S.A., bringing its holdings to 28.8% and 38.2% respectively, which are consolidated by the proportional integration method.

•	Gas Natural acquired Sabinelly 2000 S.L., which owns 2.3% of the capital of the Colombian company Gas Natural S.A. ESP, and Lauroste 98 S.L., which owns 12.4% of the capital of Gas Natural S.A. ESP. These acquisitions increased the Gas Natural Group’s holding in Gas Natural S.A. ESP to 59.1%, and this company and its dependent companies Gas Natural del Oriente, S.A. ESP, Gas Natural Cundiboyacense, S.A. ESP and Gases de Barrancabermeja, S.A. ESP are consolidated by the global integration method by the Gas Natural Group. The holding in Serviconfort Colombia S.A. increased from 73% to 95% and, accordingly, Gas Natural started to consolidate this holding by the global integration method.

•	In June 2002, Gas Natural sold 59.1% of the capital stock of Enagas, S.A. Until the date of the sale Gas Natural SDG consolidated Enagas, S.A. by the global integration method and its dependent companies Gasoducto Al-Andalus, S.A. and Gasoducto Extremadura, S.A. by the proportional integration method. Since June 2002 these companies have been carried by the equity method since the holding is 40.9%.

•	On January 1, 2002, Gas Argentino, S.A. (“GASA”) changed its consolidation method from the proportional integration method, used in 2001, to the equity method. GASA is a subsidiary which engages mainly in the distribution of natural gas in Argentina.

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

Goodwill is amortized on a straight-line basis over ten years, i.e. the average years of useful life of the facilities.

•	Transfer, surface right and usage rights

This caption includes the following:

a)	Costs relating to contracts for the purchase of service station management rights and of the usage and easement rights related to these assets. These costs are amortized over the related contract terms, which range from 15 to 25 years.

b)	Exclusive rights to use gas pipelines. These rights are valued at acquisition or production cost and are amortized over the term of the related right (currently 25 years).

•	Other intangible assets

This caption includes the rights under long-term time-charter agreements, which are recorded at the present value of the future payments plus the amount of the purchase option, if any, and are amortized by the straight-line method over the assets’ (methane vessels’) useful life, currently 20 years. The total value of outstanding payments (undiscounted) and purchase options are recorded on the liabilities side of the balance sheet under “Other accounts payable”. The impact of discounting outstanding payments to present value is capitalized under the caption “Deferred expenses” in the accompanying consolidated financial statements.

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

The aforementioned cost includes the following expenses incurred exclusively during the construction period:

•	The financial expenses relating to external specific and general-purpose financing. As regards external general-purpose financing, the financial expenses to be capitalized are obtained by applying the average cost of long-term external financing to the average accumulated capitalizable investments not specifically financed. €17 million, €26 million and €31 million were capitalized in this connection in 2004, 2003 and 2002, respectively, and these amounts are recorded as a reduction in the “Financial Expenses” caption in the accompanying consolidated statements of income.

•	The personnel and other similar operating expenses effectively incurred in in-house construction work on fixed assets.

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

The revalued cost of property, plant and equipment other than those relating to oil and gas exploration and production activities (see Note 2.c.3) is depreciated by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life
Buildings and other structures	30-50
Machinery, plant and equipment:
Machinery, installations and tools	8-15
Furniture and fixtures	9-15
Refineries in service:
Units	8-15
Storage tanks	20-30
Pipelines and networks	12-18
Gas infrastructure and distribution facilities	20-30
Transport equipment	5-20

c.3)	Recording of oil and gas exploration and production activities

Repsol YPF records its oil and gas exploration activities using the successful-efforts method. This involves the following accounting treatment of the different costs incurred:

•	Costs arising from the acquisition of new interests in areas with proved and unproved reserves (including fees, legal costs, etc) are capitalized under “Investments in areas with oil reserves” as they are incurred.

•	The costs of acquiring interests in exploration for a period of time are capitalized at acquisition cost and are amortized with a charge to income (over period no longer than the associated contract) as indicated in the “exploration costs” item below. If no reserves are found, previously capitalized amounts are booked as an expense on the income statement. If commercially exploitable wells are found, the costs are reclassified to “Investments in areas with oil reserves” and recorded at net book value when the wells are determined to be commercially exploitable. Wells are only deemed “commercially exploitable” if they are expected to generate a volume of commercially extractable reserves that justify commercial development given conditions prevailing at the time they are recognized (e.g. taking into account prices, costs, production techniques, regulations, etc.).

•	Exploration Costs (geological and geophysical, costs of maintaining unproved reserves and other costs of exploration) excluding the costs of exploratory drilling, are charged to income when incurred.

Exploratory drilling costs, including exploratory stratigraphic drilling, are capitalized as “Other exploration costs” until it is clear whether any commercially viable proved reserves have been found. If no proved reserves are found, the initially capitalized drilling costs are charged to income. However, if exploratory drilling finds reserves that can nonetheless not be classed as proved, their accounting treatment depends on the following factors:

•	Where the area requires additional investments before production can begin, drilling costs remain capitalized only as long as two conditions apply: (i) the quantity of proved reserves found justifies its termination as a productive well, if the required investment is made, and (ii) further exploratory drilling is under way or planned for the near future. If either of the above two conditions does not apply, the corresponding drilling costs are charged to income.

•	In all other circumstances reserves must be classed as proved within one year of the end of the exploration phase. If no determination has been made at the end of a year, the corresponding drilling costs are charged to income.

Finally, if reserves have been found from exploratory stratigraphic wells but they can only be classed as proved if further investment is justified, the associated drilling costs remain capitalized only as long as two conditions apply: (i) The quantity of reserves found justifies termination as a productive well, and (ii) the drilling of further exploratory stratigraphic wells is under way or planned in the near future. If any of the above conditions does not apply, the costs of the exploratory stratigraphic wells are charged to income.

Drilling costs that have resulted in the discovery of commercially exploitable reserves are reclassified to “Investments in areas with oil reserves”.

•	Development costs incurred to extract the proved reserves and to treat and store the oil and gas (including intangible costs associated with drilling productive wells and dry development wells, wells in development, platforms, techniques for improving recovery, etc.) are capitalized under “Investments in areas with oil reserves”.

All investment capitalized under the above principles is amortized as follows:

1.	Investments relating to acquisitions of proved reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved field reserves.

2.	The investments relating to unproved reserves are evaluated each year, or earlier if there is reason to believe they may have diminished in value. Any loss of value is recognized and charged to income for the year and a provision for diminution in value recorded.

3.	The costs of drilling and the subsequent investments made to develop and extract the oil and gas reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved developed field reserves.

In accordance with generally accepted accounting principles on long-term fixed asset depreciation, whenever there is reason to believe that a loss of value has occurred, and that the undiscounted future cash-flows from the proved and unproved reserves (the latter of which are subject to a risk factor) in each field owned by the Group at year-end no longer exceed its book value, the Group compares the discounted future cash-flows and the book value of the assets. Any resulting provision or reversal is recorded under the “Extraordinary Income (Losses)” caption in the consolidated statement of income (see Notes 5 and 18).

Future field abandonment and dismantlement costs

Future field abandonment and dismantlement costs (environmental, safety, etc.) are estimated, on a field-by-field basis. These costs are allocated to income each year based on production with respect to the proved reserves.

Note 14 discloses the balance of the provisions for field abandonment costs in 2004, 2003 and 2002, together with the related period expenses and amounts used.

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

Note 22 on environmental information includes a breakdown of the environmental assets in 2004.

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

Other holdings in companies that do not form part of the consolidated REPSOL YPF Group, are stated at the lower of cost or market value. The market value is deemed to be the underlying book value of the holding plus, where appropriate, the unrealized gains disclosed at the acquisition date and still existing at the date of subsequent valuation.

e)	Consolidation differences

•	Goodwill arising on consolidation

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

The Company performs an analysis of the recoverability of these assets annually and at any other time when there is reason to believe they may have diminished in value. At December 31, 2004, there were no significant adjustments made in this respect ( See Note 7).

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

•	Deferred debt issuance expenses

This caption includes deferred expenses arising from the issuance of fixed-income securities and the arrangement of loans, which are amortized based on the term of the securities issued.

The caption also includes preferred share issuance expenses, which are amortized on a straight-line basis over ten years (see Note 12).

•	Other deferred expenses

This caption relates to the costs incurred in programs to convert natural gas and other expenses incurred by the Group companies through the commencement or extension of the operations for which they were incorporated. These costs, net of the revenues associated with start-up, are amortized on a straight-line basis over five to seven years (see Note 8).

This caption also includes the difference between the value of the rights under long-term time-charter agreements and the total amount of the lease payments outstanding plus the purchase option, if any. These costs are amortized by the interest method over the term of the related lease contract, which is currently 20 years (see Note 2b).

g)	Inventories

Inventories are stated at the lower of cost (basically annual average cost) or market, and, where appropriate, the required provision for impairment are recorded. In the case of refinery products, the costs are allocated in proportion to the selling price of the related products (isomargin method).

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

i)	Short and long-term nontrade payables and receivables

Non-trade payables and receivables are recorded at face value, plus the accrued interest receivable or payable at each year-end.

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

The estimated costs of these restructuring plans are expensed in the year in which the related plan is agreed on and are included under the “Extraordinary Income/(Loss)” caption in the accompanying consolidated statements of income (see Notes 14 and 18).

l)	Provision for pensions and similar obligations

REPSOL YPF has defined-contribution plans for certain employees in Spain, which conform to the Pension Plan and Fund Law. The main features of these plans are as follows:

a)	They are mixed plans to cover retirement, disability and death of the participants.

b)	The sponsor (REPSOL YPF) undertakes to make monthly contributions of certain percentages of serving employees´ salaries to external pension funds.

YPF also has a defined-contribution pension plan for the employees of its main companies (YPF, OPESSA and Repsol YPF Gas) in which the Company contributes basically the same amount as the participant up to a stipulated ceiling. In view of the economic impact of the Argentinean economic crisis in late 2001 on the funds managed by retirement insurance companies, YPF discontinued its contributions to these companies, although it continued to make withholdings from employees, making the appropriate contributions and depositing, for precautionary purpose, the funds in Company accounts. The previous pension plan management vehicles were abandoned and a decision was made to create, as the best solution, a trust for the contributions made by the Company and an ordinary mutual fund for the contributions from the employees. This fund is registered with the Argentinean National Securities Commission.

Maxus Energy Corporation (a YPF subsidiary) has a number of noncontributory pension plans managed by third parties covering substantially all its full-time employees. The benefits provided by these plans are based on years of service and the compensation earned during years of employment. This company also has other noncontributory pension plans for executive, select key employees and former employees who worked at Maxus Group companies. The contribution calculation bases are a discount rate of 5.75%, an expected rate of return on assets of 8.5% an expected rate of compensation increase of 5.5% and the 1994 Group Annuity Reserving Mortality Table.

This company also grants benefits for health care, life insurance and other employee benefits to certain of its employees who retire early. The amounts payable in this connection accrue over the employee’s years of service.

In relation to these programs Maxus Group recorded in 2004 and 2003 expenses of €6 million and €27 million, respectively, under “Extraordinary Income (Expense)”, to cover the shortfall between the existing provision and the guaranteed benefits.

The annual cost of the pension plans and similar obligations is included in the accompanying consolidated statements of income under the “Personnel Expenses- Employee Welfare Expenses” caption and amounted to €26 million, €24 million and €24 million in 2004, 2003 and 2002, respectively. The “Financial Expenses” caption includes €0.1 million and €0.4 million in 2003 and 2002, respectively relating to the financial adjustment of the provisions as of December 31, 2003 and 2002, respectively.

m)	Other provisions

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

This item also includes provisions for medium- and long-term incentive plans and the long-service bonus, described below:

Medium and long-term incentive plan

Since 2000 the Recruiting and Compensation Committee of the Board of Directors of Repsol YPF, S.A. has implemented bonding programs initially aimed at senior executives and extendible to other persons occupying positions of high responsibility in the Company. Under these programs, a medium/long-term incentive was included in the compensation system. The aim of these programs is to strengthen the identification of executives and managers with shareholders’ interests while at the same time favoring retention of key personnel in an increasingly competitive labor market.

The various incentives plans in force are the following:

Incentive plan tied to the appreciation of Repsol YPF shares

Qualification for these incentive payments is tied to the beneficiary remaining at the Group’s service on each of the dates on which the rights are exercisable. The plan beneficiaries are entitled to compensation in cash on the basis of the appreciation of Repsol YPF, S.A. shares in the Spanish stock markets with respect to specific values and of the number of shares received.

•	2002-2006 Incentive Plan

The amount to be received by the beneficiaries of this plan, who do not include senior management personnel pursuant to the Spanish Corporations Law, is structured in two tranches:

•	In the first tranche, consisting of a total of 2,679,005 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the benchmark value, which is €13.00.

•	In the second tranche, consisting of a total of 2,679,005 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the benchmark value, which is €18.00.

This right is exercisable on the following dates:

•	From March 1, 2004, the beneficiaries will be able to exercise 1/3 of their rights for each tranche.

•	From March 1, 2005, the beneficiaries will be able to exercise up to 2/3 of their rights for each tranche (including any rights previously exercised).

•	From March 1, 2006, the beneficiaries will be able to exercise any rights not already exercised. These rights are exercisable until December 2006 at the latest.

At December 31, 2004, beneficiaries continued to hold rights to 2,379,040 shares from the first tranche and to 2,595,053 shares from the second.

In relation to this incentive plan the Company bought the call options described in the “Derivatives” section of Note 23.

Incentive plans tied to medium-/long-term objectives

•	2003-2006 Incentive Plan

Qualification for this incentive payment is tied to the beneficiary remaining at the Group’s service through December 31, 2006, except in the specific cases envisaged in the plan. This is a specific multiyear compensation plan for 2003 to 2006 entitling its beneficiaries to receive an additional variable compensation amount in 2007, provided that the set objectives are met. The objectives are based on the Company’s 2003-2007 Strategic Plan. This multi-year incentive payment, if received, will consist of an amount tied to the fixed compensation for 2003, to which a variable coefficient is applied on the basis of the extent to which the set objectives are achieved. The plan does not involve the delivery of shares or options and the incentive pay is not tied to the value of Repsol YPF shares for any of the beneficiaries. To cover the commitments arising from this plan, provisions were recorded in 2004 and 2003 of €3.4 million and €5.1 million, respectively. These sums include the commitments in respect of Board Members and management personnel described in Note 19.

•	2004-2007 Incentive Plan

Qualification for this incentive payment is tied to the beneficiary remaining at the Group’s service through December 31, 2007, except in the specific cases envisaged in the plan. This is a specific multi-year compensation plan for 2004 to 2007 entitling its beneficiaries to receive an additional variable compensation amount in 2008, provided that the set objectives are met. The objectives are based on the Company’s Strategic Plan. This multi-year incentive payment, if received, will consist of an amount tied to the fixed compensation for 2004, to which a variable coefficient is applied on the basis of the extent to which the set objectives are achieved. The plan does not involve the delivery of shares or options and the incentive pay is not tied to the value of Repsol YPF shares for any of the beneficiaries. To cover the commitments arising from this plan, provisions were recorded in 2004 of €4.5 million. This includes the commitments in respect of Board Members and management personnel described in Note 19.

Incentives plan tied to the appreciation of Gas Natural SDG shares

In December 2001 and 2002, the Gas Natural Appointments and Compensation Committee approved several medium-term cash incentive plans tied to the performance of the Gas Natural share price and aimed at senior executives. The beneficiaries may exercise their right over a number of shares previously allocated to them, at a certain benchmark price, on certain dates. The rights exercisable each year are on up to one-third of the allocated shares and the unexercised portion is accumulable in the following years. To cover the possible commitments arising from this plan, Gas Natural acquired call options on its shares, exercisable on the same expiration dates and at the same benchmark price, as follows:

	Option type	Number of instruments	Premium (Millions of euros)
2001 incentive plan	Call	255,202	2.0
2002 incentive plan	Call	279,411	1.9

The cost of these options is recorded under the “Personnel expenses” caption in the statement of income for each year.

Long-service bonus

The Repsol YPF Group senior executives have been rewarded under a deferred contribution scheme since July 1993, through shares in the “Loyalty Fund” investment fund, which remain the property of Repsol YPF until the manager’s entitlement vests.

The aim of the scheme is to compensate the loyalty and availability of Repsol YPF executives and to ensure they do not compete with the Company in the two years following their retirement.

Under this compensation scheme, executives can receive their accumulated benefits if they serve the Group in a managerial capacity for 30 years, or retire before completing thirty years’ service, or their employment is terminated without cause or they leave the Company at the Company’s request without cause for termination.

n)	Foreign currency transactions

Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the transaction date. At the end of each year the balances of the accounts receivable and payable in foreign currencies are translated at the exchange rates prevailing. The resulting exchange differences are recorded by the methods described in the following paragraphs, except for the exchange differences arising as a result of specific transactions to finance investments in investees whose functional currencies are the same as that in which the financing is determinated, which are recorded as an addition to or a reduction in the balances of the “Translation Differences” caption in the accompanying consolidated balance sheets.

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

The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are settled early, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

o)	Corporate income tax

The expense for income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits. The difference between the expense recorded and the resulting net tax payable is solely due to differences in the timing of recognition of expenses and revenues giving rise to deferred tax assets or liabilities (see Note 15).

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

As a result of the legislation in force on the marketing of oil and gas in all countries where Repsol YPF is active, Repsol YPF includes in both expenses and revenues the excise taxes on the products it markets. This gave rise to increases in expenses of €5,533 million, €5,626 million and €5,532 million in 2004, 2003 and 2002, respectively, which are recorded under the “Materials consumed and other External Expenses” caption, and to increases in revenues of similar amounts, which are recorded under the “Net sales” caption.

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

(3)	START-UP EXPENSES

The variations in this caption in the consolidated balance sheet as of December 31, 2004 and 2003, were as follows:

	Millions of Euros
	2004	2003
Beginning balance	23	61
Amortization	(22)	(38)

Ending balance	1	23

(4)	INTANGIBLE ASSETS

The detail of the balances of intangible asset accounts and of the related accumulated amortization as of December 31, 2004 and 2003, and of the variations therein is as follows:

	Millions of Euros
	Goodwill	Leasehold assignment, surface and Usage Rights		Other Intangible Assets	Total
		Service Stations	Gas Pipelines
COST

Balance as of December 31, 2002	220	376	191	528	1,315

Additions	—	15	—	65	80
Retirements or reductions	(2)	(5)	—	(11)	(18)
Translation differences	(5)	(5)	(35)	(15)	(60)
Variations in scope of consolidation	1	—	23	12	36
Reclassifications and other variations (1)(2)	156	25	—	113	294

Balance as of December 31, 2003	370	406	179	692	1,647

Additions	1	16	—	66	83
Retirements or reductions	—	(8)	—	(23)	(31)
Translation differences	—	(2)	(15)	(8)	(25)
Variations in scope of consolidation	—	44	25	40	109
Reclassifications and other variations (1)	8	1	1	382	392

Balance as of December 31, 2004	379	457	190	1,149	2,175

ACCUMULATED DEPRECIATION, AMORTIZATION AND ALLOWANCES

Balance as of December 31, 2002	(72)	(125)	(44)	(176)	(417)

Amortization	(33)	(20)	(9)	(57)	(119)
Retirements or reductions	1	1	—	1	3
Translation differences	3	2	9	10	24
Other variations in scope of consolidation	—	—	(6)	(4)	(10)
Reclassifications and other variations (2)	(131)	(2)	—	(3)	(136)

Balance as of December 31, 2003	(232)	(144)	(50)	(229)	(655)

Amortization	(30)	(20)	(10)	(63)	(123)
Retirements or reductions	—	2	—	2	4
Translation differences	—	1	5	6	12
Other variations in scope of consolidation	—	(20)	(7)	(11)	(38)
Reclassifications and other variations	(31)	—	—	1	(30)

Balance as of December 31, 2004	(293)	(181)	(62)	(294)	(830)

Net balance as of December 31, 2004	86	276	128	855	1,345

(1)	The “Other intangible assets” caption for 2004 and 2003 includes €375 million and €95 million, respectively, relating to long-term time-charter agreements for two methane vessels used by the Gas Natural Group for the transportation of liquefied natural gas.
(2)	The goodwill relating to unmerged service stations, which was classified under “Property, Plant and Equipment” as of December 31, 2002, was reclassified to the “Intangible Assets” caption in 2003, giving rise to increases of €156 million and €131 million in the cost and accumulated amortization and allowance, respectively, of the “Intangible Assets—Goodwill” caption.

A further €23 million was reclassified to the “Intangible Assets” caption in 2003, relating to the amount payable to Gas Natural SDG in three installments in 2005, 2006 and 2007 as consideration for the grant of a preferential right on certain natural gas supplies in Latin America, which in 2002 were recorded under the “Deferred Expenses” caption (see Note 8).

(5)	PROPERTY, PLANT AND EQUIPMENT

The detail of the balances of property, plant and equipment accounts and of the related accumulated depreciation, depletion and provisions as of December 31, 2004 and 2003, and of the variations therein is as follows:

	Millions of Euros
	Land, Buildings and Structures	Machinery and Fixtures	Investments in Areas with Oil Reserves	Other Exploration Costs	Transport Equipment	Other Tangible Fixed Assets(1)		Total
COST

Balance as of December 31, 2002	1,866	13,833	26,846	474	738	1,809		45,566

Additions	150	292	938 (1)	87	5	769	(3)	2,241
Retirements or reductions	(27)	(67)	(46)	(33)	(3)	(19)		(195)
Translation differences	(114)	(725)	(4,734)	(31)	(123)	(82)		(5,809)
Variations in scope of consolidation (2)	5	407	1,318	11	(2)	10		1,749
Reclassifications and other variations	55	225	(36)	(11)	30	(468)		(205)

Balance as of December 31, 2003	1,935	13,965	24,286	497	645	2,019		43,347

Additions	129	419	892 (1)	141	7	804		2,392
Retirements or reductions	(12)	(65)	(31)	(30)	(2)	(29)		(169)
Translation differences	(36)	(290)	(1,729)	(10)	(44)	(45)		(2,154)
Variations in scope of consolidation (2)	254	1,384	(11)	—	9	184		1,820
Reclassifications and other variations	201 (3)	353	(34)	(28)	3	(633	)(3)	(138)

Balance as of December 31, 2004	2,471	15,766	23,373	570	618	2,300		45,098

ACCUMULATED DEPRECIATION, AND ALLOWANCES

Balance as of December 31, 2002	(499)	(8,064)	(14,786)	(417)	(497)	(741)		(25,004)

Depreciation and depletion	(37)	(665)	(1,218)	(29)	(16)	(60)		(2,025)
Retirements or reductions	11	28	5	32	2	6		84
Net period provisions (4)	—	(1)	199	—	—	—		198
Translation differences	41	401	2,577	21	82	17		3,139
Variations in scope of consolidation (2)	(2)	(98)	(323)	(8)	2	(3)		(432)
Reclassifications and other variations	(17)	119	46	3	(1)	14		164

Balance as of December 31, 2003	(503)	(8,280)	(13,500)	(398)	(428)	(767)		(23,876)

Depreciation and depletion	(41)	(695)	(1,218)	(144)	(17)	(80)		(2,195)
Retirements or reductions	3	58	—	44	2	19		126
Net period provisions (4)	(5)	(26)	208	—	—	—		177
Translation differences	15	157	1,007	9	30	11		1,229
Variations in scope of consolidation (2)	(142)	(659)	1	—	(6)	(41)		(847)
Reclassifications and other variations	—	6	(58)	17	(1)	1		(35)

Balance as of December 31, 2004	(673)	(9,439)	(13,560)	(472)	(420)	(857)		(25,421)

Net balance at 12/31/04 (5)	1,798	6,327	9,813	98	198	1,443		19,677

(1)	In 2003 the largest investments were made in Argentina (€574 million), the rest of Latin America (€292 million) and North Africa and the Middle East (€53 million). In 2004 the largest investments were made in Argentina (€577 million), the rest of Latin America (€262 million) and North Africa and the Middle East (€51 million).
(2)	In 2003 this account includes increases of €1,332 million and €207 million in cost relating to BP Amoco Trinidad & Tobago LLC and Gas Natural SDG, S.A., respectively, and of €336 million and €63 million in accumulated depreciation as a result of the increase in the ownership interests in these two companies, which are consolidated by the proportional integration method. It also includes €127 million in cost and €21 million in accumulated depreciation as a result of the inclusion in consolidation of Proyectos Integrados Energéticos, S.A., a company which was not consolidated as of December 31, 2002 (see Note 1.f).

In 2004 the account includes increases relating to companies acquired in 2004 and consolidated for the first time: Repsol Combustiveis, S.A., Repsol Betumes Comercializaçao e Distribuçao de Productos Petrolíferos, S.A., Repsol Abastecimientos e Serviçios a Aviaçao, S.A. and Repsol Company of Portugal Ltd together generated €257 million in costs and €170 million in accumulated depreciation. The acquisition of Repsol Lusitania, S.L. and Repsol Polímeros LDA increased costs and accumulated depreciation by €618 million and €447 million, respectively.

Also included is the €275 million in increased cost and €83 million in accumulated depreciation resulting from the acquisition in 2004 an additional share of Gas Natural SDG, S.A. as well as increases in costs and accumulated depreciation of €215 million and €61 million, respectively, for the proportional holdings in various companies acquired by Gas Natural (chiefly Grupo Nettis, Grupo Brancato and Grupo Smedigas).

It also includes the impact of the accounting change from equity method in 2003 to proportional consolidation in 2004 of Atlantic LNG and Atlantic 2/3, which led to increases in costs and accumulated depreciation of €434 million and €33 million respectively.

Finally, this account includes the disposal in the course of the year of Global Companies LLC and YPF Jambi Merang. This generated reductions in cost of €11 million and €11 million, respectively, and reduction in accumulated depreciation of €6 million and €1 million, respectively.

(3)	This amount includes €200 million relating to the estimated value of Repsol YPF, S.A.’s irrevocable purchase option right vis-à-vis Tecnicontrol and Gestión Integral, S.L. on a property bought by the latter from Real Madrid Football Club, located at Paseo de la Castellana, in Madrid In 2004 the value of this land was reclassified to “Land, buildings and other structures”.
(4)	In 2003 and 2004 this item includes €275 million and €208 million, respectively, relating to the provision recorded as a result of the comparison between fair value or cash-flows, discounted as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas and the net book value of the corresponding assets.
(5)	As of December 31, 2004 and 2003, the accumulated provision amounted to €467 million and €616 million, respectively.

The balances of non-depreciable assets, i.e. land and construction in progress, amounted to €794 million and €1,688 million, respectively, in 2004. The land amounts were included under the “Land, Buildings and Structures” caption in the foregoing table, and the amounts relating to construction in progress were recorded under the “Machinery, Plant and Equipment” (€38 million), “Investments in Areas with Oil Reserves” (€754 million), “Other Exploration Costs” (€64 million) and “Other Tangible Fixed Assets” (€832 million) captions.

€6,724 million and €6,801 million of the property, plant and equipment had been fully depreciated as of December 31, 2004 and 2003, respectively.

On December 31, 1996, most of the Spanish Repsol YPF Group companies revalued their property, plant and equipment pursuant to Royal Decree-Law 7/1996 and paid the single 3% tax. Some of the Group companies had previously revalued their assets pursuant to other enabling legislation. The 1996 revaluation was generally carried out by applying the maximum coefficients authorized by the aforementioned Royal Decree-Law with the 40% reduction.

The accounts affected by the revaluation pursuant to Royal Decree-Law 7/1996 and the related effect, net of depreciation, as of December 31, 2004 and 2003, are as follows:

	Millions of Euros
	Balance at 12/31/03	Additions	Variations in the scope of consolidation	Balance at 12/31/04
Land, buildings and other structures	63	(2)	—	61
Machinery and fixtures	103	(15)	5	93
Investments in oil and gas exploration and production
Investments in areas with oil reserves	1	—	—	1
Transport equipment	—	—	—	—
Other tangible fixed assets	1	—	(1)	—

	168	(17)	4	155

The revaluations increased the net values of the property, plant and equipment by €1,496 million. The effect in shareholders’ equity of the remaining undepreciated balance, net of minority interests, included in the accompanying consolidated balance sheets as of December 31, 2004 and 2003, amounted to €155 million and €168 million, respectively.

The aforementioned revaluations also increased the period depreciation charge, net of the portion attributable to minority interests, by €17 million, €20 million and €31 million in 2004, 2003 and 2002, respectively.

The “Property, Plant and Equipment” caption includes investments by the Repsol YPF Group in administrative concessions amounting to €79 million and €77 million as of December 31, 2004 and 2003, respectively. The assets subject to the concessions must be returned to the Spanish State in good working order between 2004 and 2050.

Approximately €13,145 million and €13,709 million of the Group’s total net property, plant and equipment as of December 31, 2004 and 2003, respectively, are located outside Spain.

In 2004 and 2003 Repsol YPF released €208 million and €275 million of the allowance for diminution in fixed asset value, respectively and in 2002 recorded a provision of €410 million in this connection. Any provision and/or release of this allowance results from the comparison of the market value or the discounted cash-flows from proved and unproved oil and gas reserves (the unproved reserves are subject to a risk factor) with the net book values of the corresponding assets (see Note 18).

Repsol YPF has insured its property, plant and equipment against all the industrial risks to which they are subject.

(6)	INVESTMENTS IN AFFILIATES AND OTHER FINANCIAL ASSETS

The detail of the balances of this caption as of December 31, 2004 and 2003, is as follows:

		Millions of Euros
		2004	2003
1.	Equity Investments
	Investments in companies accounted for by the equity method:
	Enagas	85	101
	Compañía Logística de Hidrocarburos CLH, S.A.	66	62
	Oleoductos del Valle, S.A.	35	39
	Transierra, S.A.	30	28
	Dynasol Elastómeros, S.A. de CV	21	13
	Oleoductos de Crudos Pesados (OCP), Ltd. (1)	19	—
	Terminales Marítimos Patagónicos, S.A. (Termap)	15	17
	Terminales Canarios, S.L.	11	11
	Asfaltos Españoles, S.A.	9	9
	Repsol Bronderslev A/S	9	9
	Gestión de Puntos de Venta, S.A.—GESPEVESA	9	4
	Gasoducto del Pacífico (Argentina), S.A.	6	8
	Oiltanking Ebytem, S.A.	5	5
	Oleoducto Trasandino Argentina, S.A.	4	8
	Oleoducto Trasandino Chile, S.A.	4	6
	Gasolineras Prats, S.A.	4	4
	Ángel Muñoa, S.L.	4	4
	Societat Catalana de Petrolis - PETROCAT	4	4
	Falk, S.p.A.	4	—
	Transportadora Subrasileira de Gas	3	3
	Gas Aragón, S.A.	3	3
	Torre Marenostrum, S.L.	3	3
	Autoclub Repsol, S.L.	2	4
	Atlantic LNG Company of Trinidad & Tobago	—	57
	Petroken Petroquímica Ensenada, S.A. (2)	—	56
	PBB Polisur, S.A. (2)	—	40
	Atlantic LNG 2/3 Company of Trinidad & Tobago	—	35
	Sociedad de Gas de Euskadi, S.A.	—	11
	Hinia, S.A.	—	4
	Other companies carried by the equity method	27	29

		382	577

	Long-term investment securities (at cost). Equity securities:
	Termogaucha—Usina Termelétrica, S.A.	24	21
	Energy Infraestructure Butano Asia, B.V.	13	—
	Naturcorp I, S.A.	13	—
	Gasoducto del Pacífico (Chile), S.A.	11	11
	Compañía Logística de Combustiveis, S.A.	9	—
	Oleoductos de Crudos Pesados (OCP), Ltd. (1)	—	19
	Other companies	19	20

		89	71
	Total equity investments	471	648

2.	Other financial investments
	Long-term financial investments	472	498
	Long-term guarantees and deposits	49	40
	Other financial investments	192	275

	Total other financial investments	713	813

	Total long-term investments	1,184	1,461

(1)	In 2004 Oleoductos de Crudos Pesados (OCP), Ltd. was reported by the equity method for the first time.
(2)	Companies offered for sale as of December 31, 2004.

The variations in long-term financial investments in 2003 and 2004 were as follows:

	Millions of Euros
	Equity Investments	Other Financial Investments	Total
Balance as of December 31, 2002	598	620	1,218

Investment (1)	76	316	392
Retirements or reductions (2)	(16)	(18)	(34)
Net period provisions	(21)	—	(21)
Variations in scope of consolidation (3)	10	8	18
Results of investees (4)	146	—	146
Dividends distributed	(71)	—	(71)
Translation differences	(45)	(69)	(114)
Reclassifications and other variations	(29)	(44)	(73)

Balance as of December 31, 2003	648	813	1,461

Investment (1)	38	120	158
Retirements or reductions (2)	(45)	(61)	(106)
Net period provisions	(16)	—	(16)
Variations in scope of consolidation (3)	(64)	(116)	(180)
Results of investees (4)	87	—	87
Dividends distributed	(42)	—	(42)
Translation differences	(6)	(20)	(26)
Reclassifications and other variations (5)	(129)	(23)	(152)

Balance as of December 31, 2004	471	713	1,184

(1)	The 2003 additions to “Investments in Companies” relate mainly to the acquisition of the Bolivian company Transierra, S.A. (€31 million), the increase in the holding in Oleoducto de Crudos Pesados (OCP), Ltd. (€12 million) and the contributions to the Brazilian company Termogaucha—Usina Termeletrica, S.A. (€6.9 million) and the Argentinean company Central Dock Sud, S.A. (€7 million).

The 2004 investments under the same heading relate mainly to Energy Infrastructure Butano Asia, B.V.—India project—(€13 million), the acquisition of a number of service station chains (€6 million) and to the capital increases by Dynasol Elastómeros, S.A. de C.V. (€6 million) and Gestión de Puntos de Venta, S.A. (€5 million).

The 2003 additions to “Other Financial Investments” also relate mainly to loans to companies carried by the equity method (€116 million) and to guarantee deposits securing compliance with sundry obligations (€90 million).

In 2004, investments under this heading related mainly to guarantee deposits securing compliance with sundry obligations (€42 million), contributions to investment funds (€21 million) and advance deposits in respect of company acquisitions (€18 million).

(2)	Divestments under the caption “Investments in companies” mainly relate to the successive sales of shares in Enagas: €5.8 million in 2003 and €40 million in 2004.
(3)	The “investments in companies” caption for 2003 includes the effect of the increase in the holding in Gas Natural SDG, S.A. (€15 million). In 2004 it basically comprises the elimination of the assets in companies consolidated by equity method in 2003 that were consolidated by the proportional integration method as from 2004 (Atlantic LNG Company of Trinidad & Tobago, €46 million and Atlantic LNG 2/3 Company of Trinidad & Tobago, €45 million) and the increased contribution of acquisitions in 2004 (€17 million relating to the increased holding in Gas Natural, and €12 million to the acquisitions of Portuguese marketing companies).

(4)	In 2003 this caption relates mainly to the income contributed by Atlantic LNG Co. of Trinidad & Tobago (€39 million), PBB Polisur, S.A. (€25 million), CLH (€21 million), Atlantic LNG 2/3 Co. of Trinidad & Tobago (€15 million), Inversora Dock Sud, S.A. and Central Dock Sud, S.A. (€15 million) and Enagas, S.A. (€15 million).

In 2004, this caption relates mainly to the income contributed by PBB Polisur, S.A. (€37 million), CLH, S.A. (€26 million), Enagas, S.A. (€17 million), Petroken Petroquímica Ensenada, S.A. (€10 million) and income and losses from other investees, the individual amounts of which are less than €5 million.

(5)	The “Investment in companies” account includes the transfer to “Short-term financial investments” of the net assets at December 31, 2004, of PBB Polisur, S.A. (€77 million) and Petroken Petroquímica Ensenada, S.A. (€47 million) both of which were earmarked for disposal at year-end (see Notes 10 and 24).

The salient information as of December 31, 2004, on the companies listed in the foregoing table of equity securities with an individual cost per books of more than €4 million is as follows:

	Percentage of Ownership	Millions of Euros			Interim dividend
Company		Capital	Reserves	2004 Income (Loss)
Termogaúcha—Usina Termelétrica, S.A. (1)	26.00%	82.7	7.8	—	—
Energy Infraestructure Butano Asia, B.V. (2)	51.00%	21.6	—	0.2	—
Naturcorp I, S.A. (3)	2.90%	N/A	N/A	N/A	N/A
Gasoducto del Pacífico Chile (4)	8.67%	101.8	1.4	7.8	(5.3)
CLC Companhia Logistica de Combustiveis, S.A. (5)	15.00%	25.0	2.1	12.7	—

(1)	Brazilian company engaged in the construction and operation of a gas thermoelectric plant in the region of Grande Porto Alegre, Río Grande del Sul (Brazil) for the retailing of electricity.
(2)	Holding company with 100% stake in Energy Infraestructure India Limited, whose corporate purpose is the commercialization and distribution of LPG.
(3)	Spanish gas distributor.
(4)	Chilean transporter of natural gas from Loma La Lata in Neuquén province (Argentina) to Talcahuano in Region VIII, southern Chile.
(5)	Portuguese company engaged in the installation and exploitation of commercialization outlets for liquid and gas fuels and the associated transport structures.

N/A: not available

The “Long-Term Financial Investments” caption relates mainly to loans granted to companies consolidated by the proportional integration method which were not eliminated in consolidation, as indicated in Note 1.b., and loans to non-consolidated companies. These investments earned average interest of 6.36% and 5.06% in 2004 and 2003, respectively. This caption includes €186 million corresponding to cash advances related to the swap transaction described in Note 23 “Interest rate options”.

As of December 31, 2004 and 2003, the loans and interest payable on “Other financial investments” maturing over the next five years were as follows:

	Millions of Euros
MATURING IN	2004	2003
2005	—	44
2006	72	56
2007	11	5
2008	13	3
2009	5	5
Subsequent years	612	700

	713	813

(7)	GOODWILL ARISING ON CONSOLIDATION

The detail, by investee, of the “Consolidation Goodwill” caption as of December 31, 2004 and 2003, is as follows:

	Millions of Euros
	2004	2003
Fully consolidated companies
YPF, S.A.	1,623	1,864
Repsol Combustiveis, S.A.	190	—
Repsol YPF Comercial del Perú, S.A.	36	40
Refinería La Pampilla, S.A.	23	23
Rimac Duragas, S.A.	11	13
Repsol Abastecimientos e Serviços á Aviaçao, S.A.	9	—
Repsol YPF Gas, S.A.	5	6
Repsol Betumes Comercial de Productos Petroliferos, S.A.	1	—
Repsol YPF Distribuidora, S.A. (1)	—	5
Proportionally consolidated companies
Gas Natural SDG, S.A.	304	155
Refap, S.A.	174	182
Empresas Lipigas, S.A.	72	84
Compañía Distribuidora de Gas do Río de Janeiro	51	27
Buenergía Gas & Power, Ltd.	44	41
Grupo Nettis	23	—
Ceg Río, S.A.	21	11
Gas Natural, S.A. ESP	14	13
Grupo Smedigas	10	—
Comercializadora Metrogás, S.A. de C.V.	9	7
Grupo Brancato	8	—
Gas Natural Corporación Eólica and participations	7	—
Refinaria de Petróleos de Manguinhos, S.A. and subsidiaries	4	4
Gasoriente, S.A. ESP	3	2
Gas Natural Gegas, S.A.	3	—
Refinerías del Norte, S.A.	1	3
Gas Natural Navarra, S.A.	1	1
Global Companies LLC	—	6
Companies accounted for by the equity method
Falk, S.p.A.	26	—
Sucar, S.A.	2	2
Vía Red Servicios Logísticos, S.A.	1	—
Limagas, S.A.	1	1
PBB Polisur, S.A.	—	6

	2,677	2,496

(1)	In 2004 the goodwill relating to this company was fully amortized.

The variations in 2004 and 2003 in this caption in the accompanying consolidated balance sheets were as follows:

	Millions of Euros
	2004	2003
Beginning balance	2,496	2,934
Additions (1)	482	152
Variations in scope of consolidation	10	3
Amortization (2)	(176)	(174)
Divestments	(6)	(5)
Translation differences	(122)	(405)
Reclassifications and other variations (3)	(7)	(9)

Ending balance	2,677	2,496

(1)	The 2003 additions relate to Gas Natural SDG (€111 million) and Buenergía Gas & Power (€41 million). 2004 additions consist mainly of Repsol Combustiveis, S.A. (€191 million), Gas Natural SDG (€164 million), Compañía Distribuidora de Gas do Río de Janeiro, S.A. and CEG Río, S.A. (€33 million), Falk, S.p.A. (€26 million) and Grupo Nettis (€24 million).
(2)	Includes €123 million and €135 million in 2004 and 2003, respectively, relating to amortization of goodwill of YPF.
(3)	Includes €4 million relating to amortization of goodwill of Repsol YPF Distribuidora, S.A.

(8)	DEFERRED EXPENSES

The detail of the balances of this caption in the accompanying consolidated balance sheets as of December 31, 2004 and 2003, and of the variations therein in the years then ended is as follows:

	Millions of Euros
	Reflagging Contracts	Exclusive Supply Contracts	Deferred Charges on Debts	Other Deferred charges	Total
Balance as of December 31, 2002	74	20	232	357	683
Capitalized costs	3	3	5	13	24
Amortization	(14)	(8)	(32)	(40)	(94)
Retirements	(1)	—	—	(5)	(6)
Other variations in scope of consolidation	—	—	—	(1)	(1)
Translation differences	(2)	—	(4)	(8)	(14)
Reclassifications and other variations (1)	1	—	(5)	74	70

Balance as of December 31, 2003	61	15	196	390	662
Capitalized costs	6	11	12	8	37
Amortization	(10)	(5)	(62)	(26)	(103)
Retirements	(2)	—	—	(2)	(4)
Variations in scope of consolidation	—	—	15	11	26
Translation differences	(1)	—	(3)	(3)	(7)
Reclassifications and other variations (1)	(4)	—	18	254	268

Balance as of December 31, 2004	50	21	176	632	879

(1)	In 2004 and 2003 the “Other deferred expenses” caption includes €315 million and €108 million relating to long term time-charter agreements for methane vessels for the transport of LNG.

(9)	INVENTORIES

The detail of the “Inventories” caption as of December 31, 2004 and 2003, is as follows:

		Millions of Euros
		Cost	Allowances for Decline in Value	Net
2004	Crude oil and natural gas	798	(28)	770
	Finished and semifinished products	1,297	(45)	1,252
	Supplies and other inventories	646	(16)	630

		2,741	(89)	2,652

2003	Crude oil and natural gas	699	(13)	686
	Finished and semifinished products	1,007	(17)	990
	Supplies and other inventories	444	(11)	433

		2,150	(41)	2,109

Royal Decree 2111/1994, which came into force on December 8, 1994, regulates the obligation to maintain minimum safety reserves of oil products and also created the Corporación de Reservas Estratégicas de Productos Petrolíferos. The Royal Decree defines the parties that must maintain these safety reserves and the quantity thereof, and states that they can be calculated at consolidated level. In this respect, as of December 31, 2004, the Repsol YPF Group was meeting the minimum safety reserve requirements established by the Royal Decree through the Spanish companies included in the Group.

Also, in accordance with current legislation, Royal Decree 1716/2004 places Repsol Butano, S.A. under an obligation, with which it complies, to store sufficient stocks of LPG to ensure twenty days’ sales or to ensure that demand for gas can be met otherwise. The minimum inventory is calculated based on 20 days’ average sales or consumption over the 12 preceding months. The period used to calculate this is the 12 month-period ending three months before the date of the inventory measurement.

Repsol YPF’s product purchase and sale futures as of December 31, 2004 and 2003, are disclosed in Note 23.

(10)	SHORT-TERM FINANCIAL INVESTMENTS

The detail of this caption as of December 31, 2004 and 2003, is as follows:

	Millions of Euros
	2004	2003
Other short-term investments	3,660	5,001
Unmatured Accrued interest	36	30

TOTAL	3,696	5,031

In 2004, this caption included €3,140 million relating to surpluses deposited with financial institutions and €520 million of loans to Group companies that were not eliminated in consolidation. These investments earned interest of approximately 2.16% and 2.5% in 2004 and 2003, respectively.

At December 31, 2004 this included €71 million relating to 28% of the equity of PBB Polisur, S.A. and €43 million relating to 50% of the equity of Petroken Petroquímica Ensenada, S.A., both of which were previously consolidated by the equity method and were earmarked for disposal at year-end (see Notes 6 and 24).

(11)	SHAREHOLDERS’ EQUITY

The detail of the balances of this caption as of December 31, 2002, 2003 and 2004, and of the variations therein in the years then ended is as follows:

	Millions of Euros
			Other Reserves of the Parent Company
	Capital Stock	Paid-in Surplus	Legal Reserve	Revaluation Reserve	Reserve for Adjustment to Euros	Voluntary Reserves	Reserves of Consolidated Companies	Translation Differences	Income for the Period	Interim Dividend	Total
2002
Balance as of December 31, 2001	1,221	6,428	244	3	2	1,148	5,178	(454)	1,025	(257)	14,538
Distribution of 2001 income:
Legal reserve	—	—	—	—	—	—	—	—	—	—	—
Interim dividend	—	—	—	—	—	—	—	—	(257)	257	—
Supplementary dividend	—	—	—	—	—	—	—	—	—	—	—
Voluntary reserves	—	—	—	—	—	1,607	(839)	—	(768)	—	—
Translation differences (foreign currency) and other	—	—	—	—	—	—	(49)	(2,672)	—	—	(2,721)
Net income for the year	—	—	—	—	—	—	—	—	1,952	—	1,952
Interim dividend	—	—	—	—	—	—	—	—	—	(183)	(183)

Balance as of December 31, 2002	1,221	6,428	244	3	2	2,755	4,290	(3,126)	1,952	(183)	13,586

2003
Balance as of December 31, 2002	1,221	6,428	244	3	2	2,755	4,290	(3,126)	1,952	(183)	13,586
Distribution of 2002 income:
Legal reserve	—	—	—	—	—	—	—	—	—	—	—
Interim dividend	—	—	—	—	—	—	—	—	(183)	183	—
Supplementary dividend	—	—	—	—	—	(196)	—	—	—	—	(196)
Voluntary reserves	—	—	—	—	—	1,109	660	—	(1,769)	—	—
Translation differences (foreign currency) and other	—	—	—	—	—	—	(10)	(1,524)	—	—	(1,534)
Net income for the year	—	—	—	—	—	—	—	—	2,020	—	2,020
Interim dividend	—	—	—	—	—	—	—	—	—	(244)	(244)

Balance as of December 31, 2003	1,221	6,428	244	3	2	3,668	4,940	(4,650)	2,020	(244)	13,632

	Millions of Euros
			Other Reserves of the Parent Company
	Capital Stock	Paid-in Surplus	Legal Reserve	Revaluation Reserve	Reserve for Adjustment to Euros	Voluntary Reserves	Reserves of Consolidated Companies	Translation Differences	Income for the Period	Interim Dividend	Total
2004
Balance as of December 31, 2003	1,221	6,428	244	3	2	3,668	4,940	(4,650)	2,020	(244)	13,632
Distribution of 2003 income:
Legal reserve	—	—	—	—	—	—	—	—	—	—	—
Interim dividend	—	—	—	—	—	—	—	—	(244)	244	—
Supplementary dividend	—	—	—	—	—	(244)	—	—	—	—	(244)
Voluntary reserves	—	—	—	—	—	471	1,305	—	(1,776)	—	—
Translation differences (foreign currency) and other	—	—	—	—	—	—	(5)	(483)	—	—	(488)
Net income for the year	—	—	—	—	—	—	—	—	1,950	—	1,950
Interim dividend	—	—	—	—	—	—	—	—	—	(305)	(305)

Balance as of December 31, 2004	1,221	6,428	244	3	2	3,895	6,240	(5,133)	1,950	(305)	14,545

Capital stock

As of December 31, 2004, the capital stock consisted of 1,220,863,463 fully subscribed and paid shares of €1 par value each, all listed on the Spanish (continuous market), New York and Buenos Aires Stock Exchanges.

The most significant holdings in Repsol YPF, S.A. are as follows:

	Percentage of Ownership
La Caixa	9.10	(1)
BBVA	6.33	(2)
Repinvés	5.63	(2)(3)
Pemex	4.81	(2)

(1)	See press release of May 7, 2004.
(2)	Figures as of the last Shareholders’ Meeting on March 31, 2004.
(3)	The partners in Repinvés are La Caixa (67.7% of economic and 100% of voting rights) and Caixa D’Estalvis de Catalunya (32.3% of economic rights).

Repsol YPF, S.A.’s bylaws limit the maximum number of votes that any single shareholder or companies belonging to the same group may cast at the Shareholders’ Meeting to 10% of the voting stock.

On April 21, 2002, the Shareholders’ Meeting resolved to:

•	Authorize the Board to increase the Company’s capital stock, at one or several times, by an amount equal to half of the capital stock on the date of the capital increase, during a period of five years from the date of the resolution, through monetary contributions, with the additional paid-in capital the Board considers appropriate on the basis of the market price of the Company’s shares.

•	Authorize the Board of Directors to issue €3,000,000,000 of debentures convertible into shares of Repsol YPF, S.A. and/or exchangeable for shares of the Company or other companies during a five-year period from the date of the Shareholders’ Meeting; to determine the bases and types of the conversion or exchange and to increase capital stock by the amount required.

As of December 31, 2004, these authorizations had not been used.

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

This reserve, in the case of Repsol YPF, S.A.’s subsidiaries, is recorded under the “Reserves of Consolidated Companies” caption.

Revaluation reserve

The balance of the “Revaluation Reserve Royal Decree-Law 7/1996” account can be used, free of tax, to offset recorded losses (both prior years’ accumulated losses and current year losses) or losses which might arise in the future, and to increase capital stock. From January 1, 2007, the balance of this account can be taken to unrestricted reserves provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to tax.

The distribution of these reserves would give rise to tax credits for dividend double taxation.

This reserve, in the case of Repsol YPF, S.A.’s subsidiaries, is recorded under the “Reserves of Consolidated Companies” caption.

Dividends

The 2004, 2003 and 2002 interim dividends relate to the gross interim dividend per share distributed by Repsol YPF, S.A. out of income in each of these years. In 2004 it amounted to €305 million (€0.25 gross per share), in 2003 to €244 million (€0.20 gross per share) and in 2002 to €183 million (€0.15 gross per share).

The final dividend approved by the Shareholders’ Meeting of Repsol YPF, S.A. for 2003 and 2002 amounted to €244 million (€0.20 gross per share) and €196 million (€0.16 gross per share), respectively.

The proposal for the distribution of Repsol YPF, S.A.’s 2004 income, to be submitted for approval at the next Shareholders’ Meeting, includes the distribution of a final dividend for 2004 of €305 million (gross €0.25 per share), payable on or after July 5, 2005.

Based on the accounting statement prepared and its unused credit lines, as of the date on which the interim dividend was approved, Repsol YPF, S.A. had sufficient liquidity to distribute the interim dividend pursuant to Articles 194.3 and 216 of the revised Corporations Law.

The detail, by subgroup, of the balances of “Reserves of Consolidated Companies” and “Translation Differences” as of December 31, 2004, 2003 and 2002, is as follows:

	Millions of Euros
	2004	2003	2002
Reserves in Consolidated Companies:
Gas Natural Subgroup	760	707	1,140
Repsol Exploración Subgroup	479	575	807
Repsol Comercial Subgroup	561	546	497
Repsol Petróleo Subgroup	222	199	409
Petronor Subgroup	117	105	174
Repsol Butano Subgroup	305	211	124
YPF Subgroup	2,262	893	(106)
Repsol YPF Brasil Subgroup	332	305	(25)
Repsol Química Subgroup	3	41	(3)
Other subsidiaries and consolidated adjustments	1,198	1,358	1,273

Total	6,239	4,940	4,290

Translation differences:
YPF Subgroup
Repsol YPF Brasil Subgroup	(4,005)	(3,641)	(2,389)
Repsol Butano Subgroup	(248)	(277)	(326)
Gas Natural Subgroup	(155)	(150)	(143)
Repsol Exploración Subgroup	(124)	(118)	(102)
Other subsidiaries and consolidated adjustments	(92)	(65)	(92)
Total	(509)	(399)	(74)

	(5,133)	(4,650)	(3,126)

The “Reserves of Consolidated Companies” caption includes €1,300 million and €1,168 million of restricted reserves in 2004 and 2003, respectively.

Following is a detail of the Group companies whose shares were listed as of December 31, 2004:

Company	Number of Shares Listed	Percentage of Capital Stock Listed	Stock Exchange	Year-End Value	Average over last quarter	Currency
Repsol YPF, S.A.	1,220,863,463	100%	Spanish stock exchanges	19.16	17.93	Euros
			(Madrid, Barcelona, Bilbao, Valencia)
			Buenos Aires	77.10	68.75	Argentine Pesos
			New York	26.10	23.28	U.S. Dollars

Gas Natural SDG, S.A.	447,776,028	100%	Spanish stock exchanges	22.76	21.27	Euros
			(Madrid, Barcelona, Bilbao, Valencia)

YPF	393,312,793	100%	New York	44.00	41.98	U.S. Dollars
			Buenos Aires	130.00	123.20	Argentine Pesos

(12)	MINORITY INTERESTS

The detail of this caption as of December 31, 2003 and 2004, is as follows:

2003	Millions of Euros
	Preferred Shares	Andina	Repsol YPF Perú, BV (2)	Petronor	YPF	Other	Total
Equity in:
Capital stock	3,575	143	56	17	50	88	3,929
Reserves	—	39	17	41	5	(7)	95
Income (1) (loss)	157	11	—	9	14	19	210
Interim dividend	(157)	(10)	(4)	(8)	—	(1)	(180)

	3,575	183	69	59	69	99	4,054

2004	Millions of Euros
	Preferred Shares	Andina	Repsol YPF Perú, BV (2)	Petronor	YPF	Other	Total
Equity in:
Capital stock	3,535	143	56	17	50	122	3,923
Reserves	—	26	8	40	(2)	(7)	65
Income (1) (loss)	156	17	(4)	27	12	22	230
Interim dividend	(156)	—	—	(11)	—	(15)	(182)

	3,535	186	60	73	60	122	4,036

(1)	This income does not include the €142 million of income attributable to the minority shareholders of Gas Natural SDG, which was consolidated by the global integration method until May 2002, and has been consolidated since then by the proportional integration method (see Note 1.f).
(2)	As of December 31, 2003 and 2004 these balances relate to the minority shareholders of Refinería la Pampilla, S.A.

The variations in this caption in 2003 and 2004 were as follows:

	Millones de euros
	Preferred Shares	Andina	Repsol YPF Perú, BV (1)	Petronor	YPF	Other	Total
Balance as of December 31, 2002	3,691	219	104	46	75	88	4,223
Variations in scope of consolidation	—	—	(7)	—	—	5	(2)
Income (loss) for the period	157	11	—	9	14	19	210
Dividends paid during the year	(157)	(10)	(4)	(10)	(11)	(2)	(194)
Translation differences	(116)	(38)	(15)	—	(13)	(8)	(190)
Reclassifications and other variations	—	1	(9)	14	4	(3)	7

Balance as of December 31, 2003	3,575	183	69	59	69	99	4,054

(1)	As of December 31, 2003, these balances relate to the minority shareholders of Refinería La Pampilla, S.A.

	Millones de euros
	Preferred Shares	Andina	Repsol YPF Perú, BV (1)	Petronor	YPF	Other	Total
Balance as of December 31, 2003	3,575	183	69	59	69	99	4,054
Variations in scope of consolidation	—	—	(1)	—	—	16	15
Income (loss)for the period	156	17	(4)	27	12	22	230
Dividends paid during the year	(156)	—	—	(14)	(14)	(19)	(203)
Translation differences	(40)	(14)	(4)	—	(5)	—	(63)
Reclassifications and other variations	—	—	—	1	(2)	4	3

Balance as of December 31, 2004	3,535	186	60	73	60	122	4,036

(1)	As of December 31, 2004, these balances relate to the minority shareholders of Refinería La Pampilla, S.A

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

In May and December 2001, Repsol International Capital launched two new issues of preferred shares amounting to €1,000 million and €2,000 million, respectively, with the following characteristics:

• Dividend	:	variable at a rate of 3-month Euribor with a minimum of 4% APR and a maximum of 7% APR for the first 10 years, and Euribor plus 3.5% from the tenth year. The dividend is payable quarterly.

• Term	:	perpetual, with the option for the issuer of early redemption from the tenth year onwards at face value.

• Guarantee	:	subordinated Repsol YPF, S.A. guarantee.

• Remuneration	:	preferred, non-cumulative dividends, conditional upon the obtainment of consolidated income or upon the payment of dividends on common shares.

Repsol YPF performed derivatives transactions associated with these preferred share issues (see Note 23).

(13)	SUBSIDIES AND DEFERRED REVENUES

The detail of the main items included under this caption in the accompanying consolidated balance sheets as of December 31, 2004 and 2003, is as follows:

	Millions of Euros
	2004	2003
Subsidies received
Gas infrastructure construction	46	14
Other subsidies	37	41

Subtotal	83	55

Other Deferred revenues
Deferred revenues relating to property, plant and equipment received for no consideration	9	8
Revenues from new connections and branch lines	40	31
Indemnities for the compulsory relocation of the gas network	24	19
Exchange gains	92	163
Other deferred revenues	28	60
Subtotal	193	281

Total	276	336

The variations in this caption in 2004 and 2003 were as follows:

	Millions of Euros
	Subsidies	Other Deferred Revenues	Total
Balance as of December 31, 2002	58	204	262
Financing received	1	46	47
Amounts credited to income	(5)	(16)	(21)
Variations in scope of consolidation	2	8	10
Translation differences	—	(16)	(16)
Reclassifications and other variations	(1)	55	54

Balance as of December 31, 2003	55	281	336
Financing received	6	35	41
Amounts credited to income	(8)	(101)	(109)
Variations in scope of consolidation	30	12	42
Translation differences	—	(2)	(2)
Reclassifications and other variations	—	(32)	(32)

Balance as of December 31, 2004	83	193	276

(14)	PROVISIONS FOR CONTINGENCIES AND EXPENSES

The detail of the balance of this caption as of December 31, 2004, 2003 and 2002, and of the variations therein in 2004, 2003 and 2002 is as follows:

	Millions of Euros
	Provision for pension	Provision for Labor Force Restructuring	Dismantling of Fields	Commitments and Contingent Liabilities	Reversion Reserves	Other Provisions	Total
Balance as of December 31, 2001	60	65	178	349	42	703	1,397
Period provisions charged to income (1)	41	16	24	64	5	300	450
Allowance released with credit to income	(1)	(3)	(67)	(16)	—	(79)	(166)
Allowance released due to payment	(10)	(24)	(1)	(20)	(2)	(79)	(136)
Change in method used to consolidate Gas Natural	(11)	—	—	(88)	—	(64)	(163)
Other variations in scope of consolidation	—	—	—	1	—	(18)	(17)
Translation differences	(10)	1	(16)	(38)	—	(176)	(239)
Reclassifications and other variations (2)	—	(38)	7	9	(11)	72	39

Balance as of December 31, 2002	69	17	125	261	34	659	1,165
Period provisions charged to income (1)	27	1	22	79	6	384	519
Provision released with credit to income	—	—	—	(8)	—	(75)	(83)
Provision used released due to payment	(5)	(1)	(1)	(14)	—	(52)	(73)
Other variations in scope of consolidacion	—	1	6	10	—	2	19
Translation differences	(13)	—	(9)	(1)	—	(53)	(76)
Reclassifications and other variations	(3)	(6)	8	(1)	—	(15)	(17)

Balance as of December 31, 2003	75	12	151	326	40	850	1,454
Period provisions charged to income (1)	9	3	34	443	6	439	934
Provision released with credit to income	(1)	—	(1)	(7)	—	(27)	(36)
Provision used due to payment	(8)	(7)	(3)	(25)	—	(122)	(165)
Variations in scope of consolidacion	—	2	—	14	—	6	22
Translation differences	(5)	—	(10)	(12)	—	(43)	(70)
Reclassifications and other variations	6	(2)	17	24	—	(40)	5

Balance as of December 31, 2004	76	8	188	763	46	1,063	2,144

(1)	In 2002, the “Other Provisions” caption includes €149 million of provisions recorded with a charge to extraordinary income (see Note 18, “Provisions for Estimated Losses”, which includes provisions to the “Other Provisions” and to the “Pension Costs” captions), €94 million of provisions charged to financial income, of which €87 million relate to the provision recorded as a result of the exercise of the option sold in relation to the dollar-denominated preferred share issue launched in 1997 (see Notes 12 and 23), and €57 million of provisions charged to operating income.

In 2003, this caption includes €290 million of provisions recorded with a charge to extraordinary income (see Note 18, “Provisions for Estimated Losses”, which includes provisions to the “Other Provisions” and to the “Pension Costs” captions), €12 million of provisions charged to financial income and €82 million of provisions charged to operating income (including most notably a €41 million provision for litigation).

In 2004, this caption includes €339 million of provisions recorded with a charge to extraordinary income (see Note 18, “Provisions for Estimated Losses”, which includes provisions to the “Other Provisions” and to the “Pension Costs” items), €14 million of provisions charged to financial income and €86 million of provisions charged to operating income (including most notably €44 million of provisions for repairs and €16 million for litigation).

See Note 18 for details of the main items provisioned this year.

(2)	This item under the “Provision for labor force restructuring” caption relates basically (€45 million) to the externalization of the pension commitments arising from the labor force reduction plans and other commitments that may be externalized under current Spanish legislation.

The “Other Provisions” caption includes mainly technical reserves for insurance, provisions for environmental contingencies, provisions for litigation in progress and other provisions for future contingencies.

(15)	TAX MATTERS

Taxes and other charges on profits

By the nature of their international business, Repsol YPF Group companies are active over a wide geographical area and are therefore subject to tax and other levies under a number of different tax regimes.

1)	Spain

The Group is taxed in Spain for corporate income tax purposes under the special consolidated tax regime. Repsol YPF S.A. acts as the controlling company of Tax Consolidation Group 6/80, which includes all companies registered in Spain, in which the controlling company directly or indirectly holds 75% or more of the share capital and which comply with a number of other requirements. This Tax Group consisted of 74 companies in 2004, of which the major companies in terms of net sales were as follows: Repsol YPF, S.A., Repsol Petróleo, S.A., Repsol YPF Trading y Transporte, S.A., Repsol Química, S.A., Repsol Butano, S.A., Repsol Exploración, S.A., Repsol Exploración Murzuq, S.A., Repsol Exploración Argelia, S.A. and Repsol Comercial de Productos Petrolíferos, S.A.

These consolidated financial statements also include complete information on corporate income tax liabilities of the Gas Natural Group consolidated by the proportional integration method. The Gas Natural Group is also taxed in Spain for corporate income tax purposes under the special consolidated tax regime. Gas Natural SDG, S.A. acts as the controlling company of Tax Consolidation Group 59/93, which includes all companies registered in Spain, in which the controlling company directly or indirectly holds 75% or more of the share capital and which comply with a number of other requirements. This Tax Group consisted of 30 companies in 2004, of which the major companies in terms of net sales were as follows: Gas Natural SDG, S.A., Gas Natural Castilla Léon, S.A., Cegas, S.A. and Gas Natural Aprovisionamientos, S.A.

The companies in both the aforementioned Tax Consolidation Groups jointly determine the taxable income of the Group, which is allocated among the companies in the Tax Group in accordance with the criteria established by the ICAC (the Spanish regulatory agency for accounting matters) for the recording and determination of the individual tax charge.

Other companies registered in Spain pay corporate income tax on an individual basis. They are not included in either of the above-mentioned tax groups, usually because they are subject to a different type of taxation. For instance, Repsol Investigaciones Petrolíferas, S.A. pays corporate income tax at 40% under Spain’s special oil and gas regime, and Petróleos del Norte, S.A., which by virtue of its residency within Spain pays tax at a rate of 32.5%.

2)	Argentina

Group companies resident in Argentina each pay their taxes individually at a rate of 35% on their profit for the year.

They also have to calculate a minimum presumed income tax at the current rate of 1% on all assets at year end, which is complementary to corporate income tax. The actual tax payable for each year is the higher of the sums calculated under these two regimes. That said, if the presumed income tax figure is higher than that for corporate income tax, the surplus can be counted as a payment on account against any excess in corporate income tax over presumed minimum income tax arising over the next ten years.

3)	Rest of the World

Group companies resident in countries other than Spain and Argentina pay tax in each country where they are active at the appropriate corporate income tax rate for the year. Some countries also assess minimum presumed income taxes complementary to corporate income tax.

In addition, some Group companies resident in Spain or Argentina but also active in other countries are liable to pay local corporate income tax on income generated in these other countries. This applies to Spanish companies conducting oil and gas exploration in other countries such as Algeria or Dubai.

Income tax expense

Expenses booked in respect of taxes on income for the years 2004 and 2003 in accordance with the principle defined in Note 2 of the Accounting Policies of this Annual Report are as follows:

	Millions of Euros
	2004
	Spanish companies	Argentinean companies	Rest of World	TOTAL
Income before income tax	1,033	1,740	716	3,489
Permanent differences	(135)	650	(199)	316
Timing differences
a) Arising in the year	452	187	30	669
b) Arising in prior years	85	(75)	(11)	(1)

Taxable income	1,435	2,502	536	4,473
Gross tax	496	876	225	1,597
Dividends and international double taxation	(41)	—	—	(41)
Tax incentives	(38)	—	—	(38)
Other credits	—	—	(11)	(11)

Tax payable	417	876	214	1,507
Adjustments to current tax	35	—	—	35
Deferred tax	(188)	(39)	(6)	(233)

Income tax expense	264	837	208	1,309

	Millions of Euros
	2003
	Spanish companies	Argentinean companies	Rest of World	TOTAL
Income before income tax	899	2,077	302	3,278
Permanent differences	(328)	472	(134)	10
Timing differences
a) Arising in the year	296	21	(14)	303
b) Arising in prior years	(669)	—	—	(669)

Taxable income	198	2,570	154	2,922
Gross tax	65	899	54	1,018
Dividends and international double taxation	(45)	—	—	(45)
Tax incentives	(13)	—	—	(13)
Other credits	(18)	—	—	(18)

Tax payable	(11)	899	54	942
Adjustments to current tax	(24)	—	—	(24)
Deferred tax	133	(7)	4	130

Income tax expense	98	892	58	1,048

The following tax credits were generated in 2004: €41 million for international double taxation, €24 million for investment and €14 million under Article 42 of Royal-Decree Law 4/2004 implementing the revised corporate income tax law. The last credit corresponds to €69 million in capital gains that must be reinvested within three years of being realized.

The detail of the deferred tax assets and liabilities as of December 31, 2004 and 2003, is as follows:

	Millions of Euros
	2004	2003
Deferred tax assets
Employee benefit provisions	99	24
Depreciation for accounting purposes in excess of depreciation for tax purposes	42	29
Tax credits (*)	391	554
Other provisions	352	83
Other deferred tax assets	170	234

	1,054	924

Deferred tax liabilities
Accounting basis for depreciation of property in excess of tax basis	(291)	(331)
Reinvested gains of sales of fixed assets	(78)	(48)
Tax basis on financial expenses in excess of accounting basis as a consequence of hedging operations	(57)	(87)
Other deferred tax	(310)	(208)

	(736)	(674)

(*)	This account includes €357 million in 2004 and €526 million in 2003 relating to tax credits not yet used by the companies in Tax Group 6/80 because insufficient consolidated tax payable was reported.

The variations in the deferred tax assets and liabilities in 2004 and 2003 were as follows:

	Millions of Euros
	Deferred tax assets	Deferred tax liabilities	Net
Balance as of 12/31/02	616	(503)	113
Decrease over the period	(55)	77	22
Increase over the period	390	(97)	293
Change in consolidation method	2	(141)	(139)
Exchange differences	(30)	70	40
Transfers from short to long term	(76)	(1)	(77)
Reclassifications and other	77	(79)	(2)

Balance as of 12/31/03	924	(674)	250
Decrease over the period	(429)	30	(399)
Increase over the period	589	(88)	501
Change in consolidation method	4	(39)	(35)
Reclassifications and other	(34)	35	1

Balance as of 12/31/04	1,054	(736)	318

Other significant tax information

In 2004, a number of legal and administrative decisions had tax implications for the Repsol YPF Group, mainly in Spain and Argentina.

In Spain, the Audiencia Nacional (supreme court) and the Central Economic-Administrative Court ruled against the Group in a number of cases. These cases dated from 1992 and 1997 and were mainly concerned with corporate income tax and the special oil and gas tax. Also, the tax inspection of the Company’s returns for 1998 to 2001 is nearing its end, although at the time of writing we have yet to receive the definitive tax demand for the period.

In Argentina, the local tax authorities made a number of demands in 2004, mainly concerning income tax.

Repsol YPF considers that its actions in the cited cases complied with the Law and are defensible on reasonable interpretations of the applicable standards. It has therefore lodged the appropriate appeals to defend the interests of the Group and its shareholders.

Nonetheless, given the uncertainty generated by the new circumstances and the possible materialization of tax risks a provision of €436 million was made in 2004.

Of this, €207 million is in respect of income tax, €97 million in respect of other taxes, €27 million for late payment interest accrued in 2004, €100 million for late payment interest accrued in previous years and €5 million against possible punitive tax charges.

Based on the best information available, the provisions made at year-end were considered sufficient to cover the Group’s tax contingencies. That said, interpretations of tax standards governing the Group’s operations may vary, and further tax contingencies may arise in the future, though these should not have any significant impact on these consolidated financial statements.

(16)	LOANS AND FINANCIAL DEBT

The detail of the loans and financial debts, mostly unsecured, as of December 31, 2004 and 2003, is as follows:

	Millions of Euros
	2004		2003
	Short Term	Long Term	Short Term	Long Term
FOREIGN CURRENCIES
Principal in U.S. dollars	3,235	3,738	3,037	4,121
Principal in other currencies	189	100	110	72
Accrued interest	117	—	172	—

Total	3,541	3,838	3,319	4,193

EUROS
Principal	(151)	2,174	1,012	2,261
Accrued interest	44	—	38	—

Total	(107)	2,174	1,050	2,261

TOTAL	3,434	6,012	4,369	6,454

The debt in Euros was converted to U.S. dollars substantially in full through exchange hedging transactions (see Note 23).

As of December 31, 2004, the Repsol YPF Group had available the funds required to meet debt maturities through the end of 2005.

The Group’s long-term financing is made up of between approximately 66% fixed-rate debt and approximately 34% floating-rate debt. The long-term financing amounted to €6,012 million and €6,454 million as of December 31, 2004 and 2003, and bore average interest of 5.2% and 5.7%, respectively.

On June 28, 2000, the Shareholders’ Meeting authorized the Board of Directors to issue, at one or several times over a period of five years from the date of the resolution, up to a maximum of €12,000 million, debentures, bonds or any similar securities, grouped together as issues, in euros or in other currencies, unsecured or secured in any way including a mortgage guarantee, fully or partially exchangeable for existing shares of the Company or of other companies. The Board of Directors will establish the terms of each issue, in particular the fixed or floating interest rate, the issue price, the ancillary rights included in the securities issued, the face value of each one, whether they are represented by single or multiple certificates or by the book entry trading system, the form and term of redemption, and any other aspect of each issue, and the board may also apply to the official stock exchanges and other competent bodies to list the issued securities in accordance with the legislation in force.

This authorization by the Shareholders’ Meeting had not been used as of December 31, 2004.

Also, on April 21, 2002, the Shareholders’ Meeting resolved to empower the Company’s Board of Directors, in the broadest terms, for a three-year period from the date of the resolution, to issue corporate promissory notes under this or any other appropriate name, in accordance with one or several continuous or open-ended issue programs, with a maximum nominal balance of the existing program or programs that may not at any time exceed an outstanding balance of €3,000 million. Within the aforementioned limit, the Board may freely establish the maximum nominal amount of each program and its characteristics, the means of representation of the securities, their possible nominal amounts, maturities, clauses and interest rates, redemption and types of redemption and the other conditions applicable to each issue, and it may apply for the securities to list on any official or OTC organized market, and it may perform any other acts that may be necessary or appropriate for the establishment or execution of the program or programs or for the issuance of the securities. In particular, the Board of Directors may delegate all or any of the powers referred to in this resolution to its Management Committee.

On January 29, 2003, the Board of Directors resolved to launch the “2003 promissory note issuance program” (Programa de emisión de Pagarés 2003), with a maximum outstanding balance of €3,000 million. This program was cleared by and registered with the Spanish National Securities Market Commission (CNMV) on March 13, 2003.

The Board resolved to extend the program under the name “2004 Promissory Note Issuance Program” (Programa de Emisión de Pagarés 2004) at its meeting of February 25, 2004, and this was cleared by and registered with the CNMV on March 30, 2004. The outstanding balance of the issue at December 31, 2004 was €154 million.

As of December 31, 2004 and 2003, the long-term loans and financial debts matured as follows:

	Millions of Euros
DUE IN:	2004	2003
2005	—	1,990
2006	1,077	996
2007	503	716
2008	231	225
2009	773	773
Subsequent years	3,428	1,754

	6,012	6,454

In general, financial debt agreements include the early maturity clauses customary in agreements of this nature (significant adverse change, early maturity crossed with other loans, etc.).

Issues of marketable securities, representing senior debt, by Repsol International Finance, BV, guaranteed by Repsol YPF, S.A. for a total of €5,220 million, contain certain clauses whereby the Company undertakes to pay the liabilities at maturity and not to establish any lien or charge on any Repsol YPF S.A. assets in guarantee of these or any future issues of debt securities.

In the event of noncompliance, the custodian-trustee bank, at his sole discretion or at the request of the holders of at least one-fifth of the debentures, or pursuant to a special resolution, can declare the debentures to be matured and payable.

Additionally in relation to certain marketable debenture issues totaling €267 million, YPF, S.A. agreed to certain clauses including, inter alia, to pay all amounts due on maturity, and to not establish liens or charges exceeding 15% of total consolidated assets. In the event of breach of any of the clauses agreed on, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

(17)	LONG-TERM NON-FINANCIAL DEBT

This account includes refundable deposits, state financing of investment in exploration and other accounts payable.

Refundable deposits basically comprise the deposits received by Repsol Butano, S.A. from the users of metal gas bottles, as authorized by the applicable legislation. These amounts are refundable when the related contracts are cancelled. The variations in this caption in 2004 and 2003 were as follows:

	Millions of Euros
	2004	2003
Beginning balance	198	196
Amounts received	4	3
Variations in scope of consolidation	4	1
Translation differences and other variations	(2)	(2)

Ending balance	204	198

The other accounts payable caption includes, among other items, the value of commitments under long-term time-charter agreements, with a total value of €1,100 million at December 31, 2004. The variations in this caption in 2004 and 2003 were as follows:

	Millions of Euros
	2004	2003
Beginning balance	1,030	915
Amounts received	61	92
Cancelations	(67)	(66)
Variations in scope of consolidation	60	50
Translation differences and other variations (1)	485	39

Ending balance	1,569	1,030

(1)	Including, among other items, €679 million in 2004 and €204 million in 2003 relating to commitments under long-term time-charter agreements signed in other years.

(18)	REVENUES AND EXPENSES

The foreign currency transactions in 2004, 2003 and 2002 were as follows:

	Millions of Euros
	Spanish Companies	Foreign Companies	TOTAL
2004
Purchases	13,527	2,992	16,519
Sales	6,390	11,419	17,809
Other transactions	348	1,498	1,846

2003
Purchases	14,309	2,869	17,178
Sales	6,011	10,081	16,092
Other transactions	120	1,317	1,437

2002
Purchases	7,479	3,902	11,381
Sales	4,885	9,345	14,230
Other transactions	250	1,235	1,485

The detail of the extraordinary revenues and expenses included in the accompanying consolidated statements of income for 2004, 2003 and 2002 is as follows:

	Millions of Euros
	Revenues/(Expenses)
	2004	2003	2002
Extraordinary Expenses:
Labor force restructuring (Note 2.k) (1)	(76)	(32)	(54)
Losses on fixed assets	(36)	(6)	(20)
Variation in fixed asset provisions (2)	—	—	(423)
Provision for commitments and contingent liabilities (3)	(422)	(69)	(47)
Extraordinary provisions future losses (4)	(343)	(318)	(190)
Other extraordinary expenses (5)	(125)	(147)	(274)

	(1,002)	(572)	(1,008)

Extraordinary Revenues:
Gains on fixed asset disposals	9	13	16
Gains on disposals of Equity Investment (6)	61	76	1,592
Variation in fixed asset provisions (2)	121	249	—
Subsidies and other deferred revenues transferred to income	5	5	8
Revenues from reversal of provisions for contingencies and expenses	17	36	26
Other extraordinary revenues (7)	107	39	14

	320	418	1,656

	(682)	(154)	648

(1)	In 2004, this included the cost of restructuring after a number of senior executives terminated their working relationships with the Group. This restructuring was agreed and those affected informed at end-2004.
(2)	In 2002 this account includes €410 million relating to the provision recorded as a result of the comparison between the fair value or cash flows, discounted as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas and the net book value of the assets allocated to them.

In 2004 and 2003 this caption includes, among other items, €208 million and €275 million, respectively, relating to the writeback of some of the provision recorded in past years as a result of the comparison between fair value or cash-flows, discounted as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas and the net book value of the corresponding assets. This revaluation, basically reflecting changes in crude prices and reserves, is carried out at every year-end.

Also, in 2004, changes in the Brazilian market led to a diminution in value of the Brazilian service stations business, giving rise to a provision of €58 million.

(3)	In 2004, this included part of the provisions for tax contingencies of Group companies, basically in Spain and Argentina (see Note 15).
(4)	The main items included in 2003 are the provision arising from the valuation of a commitment to transport certain quantities of crude oil through an oil pipeline in Ecuador (€162 million), the provision for litigation (€35 million), the provision for major repairs (€30 million) and the provision to the key employee loyalty allowance (€28 million) and the special provision arising from the modification of the actuarial variables used in the calculation of the provision for pensions of Maxus Energy Corporation, a subsidiary of YPF (€27 million).

The main items included in 2004 are (i) an €84 million provision representing the discount to present value of an undertaking to transport certain quantities of crude oil through an oil pipeline in Ecuador (as a result of events in 2004 this item is reviewed at each year-end), (ii) a €56 million provision for the estimated loss on termination of a asset swap contract between Repsol YPF Brasil, S.A. and several Petrobras Group companies as a result of changes in the values specified in the contract over 2004, (iii) a €61 million provision for litigation and (iv) a €25 million extraordinary provision in respect of loyalty programs for key personnel.

(5)	In 2002 this account includes €90 million of prior years’ income, €42 million for the impact of Argentinean Republic Law 25413 which temporarily established the taxation of all bank account movements related to accounts receivable and payable, €28 million for the expenses and fees arising from the disposal of Gas Natural SDG and €22 million for the additional payment YPF made with respect to the expected payment as a result of a different application of the exchange rate on the payment of royalties.
(6)	In 2002 this account includes gains arising from the sale of 23% of Gas Natural SDG (€1,097 million) (see Note 1.f), of several blocks of shares of CLH (€293 million), of a percentage of Gas Natural México (€105 million) and the Repsol YPF Group’s share of the gains arising from the sale of shares of Enagas (€97 million) (see Note 1.f).

In 2003 this account includes the gains arising from the sale of 6.78% of CLH to Oman Oil Company. This transaction completed the sale process stipulated by Royal Decree 6/2000, under which the individual holding in CLH of each shareholder cannot exceed 25% and the aggregate holding of Repsol YPF, Cepsa and BP cannot exceed 45% of CLH’s capital stock.

In 2004, this caption basically covers the proceeds from Gas Natural SDG’s sale of a 12.5% stake in Enagas, S.A. and the sale of Global Companies LLC.

(7)	In 2004, this account includes €51 million for upcoming adjustments to the prices in CLH’s sale contracts signed in previous years.

(19)	INFORMATION ON BOARD MEMBERS AND MANAGEMENT PERSONNEL

a)	Board Members’ compensation

As Board Members

In accordance with Article 30 of the bylaws, the Company may pay compensation equal to 1.5% of its net income to its Board Members each year, but this amount can only be paid once the allocations to the legal reserve and other required allocations have been made and a dividend of at least 4% to the shareholders has been declared.

Under the system established and approved by the Nominating and Compensation Committee, the amounts of the annual compensation earned by virtue of membership of each of the Group’s governing bodies are as follows:

Corporate body	Euros
Board of Directors	147,285
Management Committee	147,285
Audit Committee	36,821
Strategy, Investment and Competition Committee	36,821
Appointments and Compensation Committee	36,821

The compensation earned in 2004 by the members of the Board of Directors in their capacity as such in connection with the above-mentioned bylaw-stipulated fees amounted to €3,608 million, the detail being as follows:

	Compensation for members of corporate bodies (Euros)
	Comments	Board	Man. C.	Audit C.	A&C C.	Strategy C.	TOTAL
Antonio Brufau	(*)	147,285	24,548	30,684	—	—	202,517
Alfonso Cortina	Left Oct. 2004	122,738	122,738	—	—	—	245,476
Ramón Blanco	No change	147,285	147,285	—	—	—	294,570
Juan Molins	No change	147,285	147,285	—	—	36,821	331,391
Antonio Hernández-Gil	No change	147,285	147,285	—	36,821	—	331,391
Enrique de Aldama	No change	147,285	147,285	—	—	36,821	331,391
Gonzalo Anes	No change	147,285	—	—	36,821	—	184,106
Manuel González	No change	147,285	147,285	—	—	—	294,570
Ricardo Fornesa	No change	147,285	147,285	—	—	—	294,570
Gregorio Villalabeitia	No change	147,285	—	—	36,821	—	184,106
Marcelino Oreja	No change	147,285	—	36,821	—	—	184,106
Ignacio Bayón	No change	147,285	—	36,821	—	—	184,106
Carmelo de las Morenas	No change	147,285	—	36,821	—	—	184,106
Jorge Mercader	Started Oct. 2004	24,548	—	6,137	—	—	30,685
Pemex Intern. España	No change	147,285	147,285	—	—	36,821	331,391

(*)	Mr. Antonio Brufau was a member of the Audit Committee, until October 27, 2004, when he was appointed Chairman and CEO of the Company and left the Audit Committee to become a member of the Management Committee.

Additionally, the following should be noted:

•	The members of the Board of Directors of the controlling company have been granted no loans or advances by any Group, multigroup or associated company.

•	No Group, multigroup or associated company has pension or life insurance obligations to the former or current members of the controlling company’s Board of Directors, except for the members who are also management personnel and, as such, enjoy the same insurance benefits as other executives.

As officers for discharging management duties

The wages and salaries earned in 2004 by the Board Members, under all headings, who had a working relationship with or discharged executive duties in the Group during the year, amounted to €6.047 million, with €0.163 million €4.314 million and €1.571 million paid to Mr. Antonio Brufau, Mr. Alfonso Cortina and Mr. Ramón Blanco, respectively.

In Mr. Ramón Blanco’s case this also included sums due from the exercise of his rights under the 2000-2004 Incentive Plan. In Mr. Alfonso Cortina’s case it includes sums due from the exercise of his rights under the 2000-2004 Incentive Plan and the payment of various items of compensation for the cancellation of his rights under the 2003-2006 and 2004-2007 Incentive Plans.

Also, at December 31, 2004, Mr. Ramón Blanco, as one of the Group’s management personnel, retained his rights relating to the 2003-2006 and 2004-2007 Incentive Plans (see section d) below). In 2004, no sums were paid to him under these programs.

The Company Chairman, Mr. Antonio Brufau, is not included in any of the current incentive plans.

As members of the Boards of Directors of subsidiaries

The compensation earned in 2004 by the members of the Board of Directors of the parent companies in their capacity as directors of other Group, multigroup or associated companies amounted to €0.923 million, the detail being as follows:

	Euros
	YPF	Gas Natural	Enagas	R. Portugal	TOTAL
Antonio Brufau	13,661	290,909	52,950	8,000	365,520
Alfonso Cortina	71,398	—	—	8,000	79,398
Ramón Blanco	63,057	210,000	45,000	16,000	334,057
Antonio Hernández-Gil	34,512	—	—	—	34,512
Gregorio Villalabeitia	—	110,000	—	—	110,000

Third-party liability insurance

The Board Members are covered by the same third-party liability insurance policy as that covering all the directors and management personnel of the Repsol YPF Group.

b)	Indemnities paid to Board Members

As a result of his ceasing to form part of the management personnel of the Company, Mr. Alfonso Cortina, was paid compensation of €20.222 million.

c)	Transactions with Directors

Following is a disclosure of the transactions performed with Directors, as required by Law 26/2003, which amended Securities Market Law 24/1988, and the revised Spanish Corporations Law, in order to reinforce the transparency of listed corporations.

The Directors of Repsol YPF did not perform any transaction other than in the ordinary course of operations or other than on an arm’s length basis with the Company or with Group companies in 2004.

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

d)	Compensation to management personnel

Scope

The information included in this section relates to the 15 persons who are or were part of the Group’s management personnel in 2004, excluding those who are also members of the Board of Directors of the controlling company, whose compensation was detailed in section a) of this Note.

Wages and salaries

Management personnel receive a fixed compensation and a variable objective-based compensation. The objective-based compensation takes the form of an annual bonus, calculated as a percentage of the fixed compensation, according to their success in meeting the preset objectives and, where appropriate, the payments under the multiyear Incentive Plan.

The total compensation earned by management personnel in respect of the period in which they served as company officers in 2004 amounted to €8.767 million, the detail being as follows:

Heading	Euros
Salary	5,013,812
Directors’ fees (1)	413,195
Variable compensation (2)	2,834,576
Compensation in kind	505,402

(1)	Directors’ fees relate to the compensation paid to the members of the Management Committee in their capacity as directors of the Repsol YPF Group companies. The amounts collected in this connection are treated as payments on account of the variable compensation and, therefore, are deducted from the final variable compensation payable.
(2)	This includes sums due as a result of the exercise of rights under the 2000-2004 Incentive Plan.

Incentives

As discussed in the section on the “medium and long-term incentive plan” under note 2  m), the remuneration system includes several loyalty programs for Group management personnel consisting of a medium- and long-term incentive payments. The aim of these programs is to strengthen the identification of managers with shareholders’ interests while at the same time favoring retention of key personnel in an increasingly competitive labor market.

•	2003-2006 Incentive Plan: no amount was paid in this connection in 2004, since this incentive pay consists of an additional variable compensation amount to be received in 2007 subject to the following conditions: (i) the officer must remain in the Group until December 31, 2006, except under the special circumstances described in the plan and (ii) certain objectives linked to those included in the Group’s 2003-2007 Strategic Plan must be met. A provision of €0.782 million was recorded in 2004 in connection with management personnel, including the Board Members with executive duties.

•	2004-2007 Incentive Plan: no amount was paid in this connection in 2004, since this incentive pay consists of an additional variable compensation amount to be received in 2008 subject to the following conditions: (i) the officer must remain in the Group until December 31, 2007, except under the special circumstances described in the plan and (ii) certain objectives linked to those included in the Group’s Strategic Plan must be met. A provision of €1.092 million was recorded in 2004 in connection with management personnel, including the Board Members with executive duties.

Long-service bonus

The Group pays deferred compensation to its management personnel which is intended to compensate their loyalty to the Repsol YPF Group. For each employee included in this bonus system, the Group records a provision for a certain percentage of their fixed compensation. The bonus is paid only if one of the following conditions is met: (i) the employee serves in the Group as an officer for at least 30 years, or (ii) the employee retires, is terminated without cause or leaves the Company at the Company’s request without cause for termination. In 2004 the amount recorded under this heading, for all management personnel, including executive Board Members, was €7.401 million.

Pension fund and insurance premiums

The contributions made by the Group in 2004 to the mixed defined-contribution plans for management personnel adapted to the Pension Plan and Fund Law (see Note 2.l), plus the life and accident insurance premiums paid, totaled €0.412 million.

Management personnel are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

Advances and loans

As of December 31, 2004, the Company had granted loans to its management personnel amounting to €1.215 million, which bore average interest of 2.625% in 2004. All these loans were granted before 2003.

e)	Indemnities paid to management personnel

In 2004, the Company paid €2.187 million in indemnities to departing management personnel, including payments in respect of the long-service bonus. The company also made provision of €17.369 million to hedge indemnities paid to management personnel notified in 2004 with effect in the first quarter of 2005.

(20)	AVERAGE HEADCOUNT

The average number of REPSOL YPF Group employees in 2004, 2003 and 2002, by category, was as follows:

	Average Number of Employees
	2004	2003 (*)	2002
Officers	284	278	317
Middle Management	1,602	1,720	3,071
Technicians	11,782	11,087	10,387
Administrators	2,358	2,461	2,669
Operations Staff	16,350	15,098	16,158

	32,376	30,644	32,602

(*)	As a result of the definition of a single professional classification system for all the Group, certain employees changed category in 2003.

The Group had a total of 33,337, 31,121 and 30,110 employees as of December 31, 2004, 2003 and 2002, respectively.

(21)	BUSINESS SEGMENT DATA

Repsol YPF operates in four main business segments: exploration and production, refining and marketing, chemicals and gas and electricity.

The detail of operating revenues and income by line of business for 2004, 2003 and 2002 is as follows:

	Millions of Euros
	2004	2003	2002
Operating revenues:
Exploration and production	7,610	6,419	5,580
Refining and marketing (*)	35,074	32,480	31,289
Chemicals	3,025	2,240	2,109
Natural gas and electricity	1,845	1,486	3,110
Consolidation and other adjustments	(5,865)	(5,419)	(5,598)

	41,689	37,206	36,490

(*)	Including approximately €5,533 million, €5,626 million and €5,532 million, in 2004, 2003 and 2002, respectively, relating to the recording of excise taxes as revenues (see Note 2.q).

	Millions of Euros
	2004	2003	2002
Operating income:
Exploration and production	2,638	2,352	1,785
Refining and marketing	1,629	1,196	854
Chemicals	253	155	97
Natural gas and electricity	274	212	633
Corporate and other (*)	(247)	(55)	(46)

	4,547	3,860	3,323

(*)	In 2004, this account includes corporate costs not directly attributable to business lines, which in 2003 were attributed to different areas of operations.

The identifiable net assets assigned to each line of business as of December 31, 2004, 2003 and 2002, are shown below. These assets are those which can be directly associated with the related lines of business.

	Millions of Euros
	2004	2003	2002
Exploration and production	13,304	13,370	15,605
Refining and marketing	12,347	13,257	12,276
Chemicals	2,442	2,561	2,817
Natural gas and electricity	3,589	3,140	2,618
Corporate and other	7,261	5,705	4,748

	38,943	38,033	38,064

The detail, by line of business, of the investments made in 2004, 2003 and 2002 is as follows:

	Millions of Euros
	Intangible Assets (Note 4)	Property, Plant and Equipment (Note 5)	Long-Term Financial Investments (Note 6)	Acquisition of Holdings in Companies Consolidated by the Global or Proportional Integration Methods	Subtotal	Deferred Expenses (Note 8)	Total
2004
Exploration and production	9	1,154	20	—	1,183	—	1,183
Refining and marketing	42	801	84	383	1,310	24	1,334
Chemicals	1	85	8	199	293	—	293
Natural gas and electricity	19	288	3	469	779	6	785
Corporate and other	12	64	74	32	182	7	189

	83	2,392	189	1,083	3,747	37	3,784

2003
Exploration and production	1	1,041	258	868	2,168	1	2,169
Refining and marketing	28	614	17	4	663	11	674
Chemicals	—	76	5	—	81	—	81
Natural gas and electricity	37	204	18	252	511	2	513
Corporate and other	14	306	94	—	414	10	424

	80	2,241	392	1,124	3,837	24	3,861

2002
Exploration and production	3	1,065	7	6	1,081	7	1,088
Refining and marketing	23	514	15	32	584	27	611
Chemicals	1	88	—	—	89	5	94
Natural gas and electricity	17	416	105	156	694	4	698
Corporate and other	13	145	67	—	225	37	262

	57	2,228	194	194	2,673	80	2,753

The detail, by business segment, of the period depreciation, depletion and amortization in 2004, 2003 and 2002 is as follows:

	Millions of Euros
	2004	2003	2002
Exploration and production	1,426	1,290	1,440
Refining and marketing	576	585	637
Chemicals	171	172	173
Natural gas and electricity	133	92	279
Other	90	106	97

	2,396	2,245	2,626

Revenues from sales abroad amounted to approximately €17,595 million, €13,453 million and €12,800 million in 2004, 2003 and 2002, respectively.

Breakdown of assets and operations by geographical area

The revenues, operating income, investments and assets relating to the operations carried on by the Repsol YPF Group abroad represent 33.26%, 69.54%, 60.57% and 56.27%, respectively, of the total figures of the consolidated Group in 2004, 34.6%, 78.8%, 65.7% and 58.2%, respectively, in 2003 and 32.7%, 66.1%, 63.5% and 57.9%, respectively, in 2002. The table below shows the variations in 2004, 2003 and 2002 in the main financial aggregates by geographical area.

	Millions of Euros
	2004	2003	2002
OPERATING REVENUES
Spain	27,824	24,346	24,541
Argentina	6,206	5,940	5,415
Rest of Latin America	5,550	4,382	4,115
Rest of the world	2,109	2,538	2,419

	41,689	37,206	36,490

OPERATING INCOME
Spain	1,385	820	1,128
Argentina	2,111	2,198	1,573
Rest of Latin America	707	531	219
Rest of the world	344	311	403

	4,547	3,860	3,323

INVESTMENTS
Spain	1,492	1,325	1,005
Argentina	755	692	791
Rest of Latin America	716	1,709	857
Rest of the world	821	135	100

	3,784	3,861	2,753

TOTAL ASSETS
Spain	17,031	15,916	16,008
Argentina	11,426	14,349	15,461
Rest of Latin America	8,320	5,768	5,397
Rest of the world	2,166	2,000	1,198

	38,943	38,033	38,064

The detail, by business activity, of the geographical distribution of the main foreign subsidiaries in 2004 is as follows:

	Company	Localization
Exploration and Production:

Argentina	YPF, S.A.	Argentina
	Pluspetrol Energy, S.A.	Argentina

Other Latin American countries	Empresa Petrolera Andina, S.A.	Bolivia
	Maxus Bolivia Inc.	Bolivia
	Pacific LNG Bolivia S.R.L. (1)	Bolivia
	Repsol Exploración Securé S.A.	Bolivia
	Repsol YPF Bolivia, S.A.	Bolivia
	Repsol YPF E & P Bolivia, S.A.	Bolivia
	Transierra, S.A. (1)	Bolivia
	Repsol YPF Brasil, S.A.	Brazil
	Repsol YPF Eléctrica de Brasil, S.A.	Brazil
	Repsol Exploración Colombia, S.A.	Colombia
	Repsol Occidental Corporation	Colombia
	Repsol YPF Cuba, S.A.	Cuba
	Repsol YPF Ecuador, S.A.	Ecuador
	Repsol YPF OCP Ecuador, S.A.	Ecuador
	YPF Ecuador Inc.	Ecuador
	Oleoducto de Crudos Pesados, Ltd. (1)	Cayman Islands
	Repsol Exploración Perú, S.A.	Peru
	BPRY Caribbean Ventures LLC.	Trinidad and Tobago
	Repsol Exploración Tobago, S.A.	Trinidad and Tobago
	Repsol Exploración Trinidad, S.A.	Trinidad and Tobago
	Repsol Exploración Venezuela, BV	Venezuela
	Repsol YPF Venezuela, S.A.	Venezuela

Rest of the World	Repsol Exploración Argelia, S.A.	Algeria
	Dubai Marine Areas, Ltd.	Dubai
	Repsol Exploración Guinea, S.A.	Guinea
	Repsol Exploración Murzuq, S.A.	Libya
	YPF International, S.A. and investees	Indonesia
	Repsol Exploración Azerbaiyan, S.A.	Azerbaiyan
	Repsol Exploración Kazahkstan, S.A.	Kazahkstan
	Atlantic LNG 2/3 Company of Trinidad & Tobago	Trinidad and Tobago
	Atlantic LNG Company of Trinidad & Tobago	Trinidad and Tobago

Refining and Marketing:

Argentina	Comsergas, Cía. Servicios Industriales Gas Licuado, S.A.	Argentina
	Gas Austral, S.A. (1)	Argentina
	Gasoducto del Pacífico (Argentina), S.A. (1)	Argentina
	Gasoducto Oriental, S.A. (1)	Argentina
	Mejorgas, S.A. (1)	Argentina
	Oiltanking Ebytem S.A. (1)	Argentina
	Oleoductos del Valle, S.A. (1)	Argentina
	Oleoducto Trasandino Argentina, S.A. (1)	Argentina
	Operadora de Estaciones de Servicio, S.A.	Argentina
	Poligás Luján, S.A.	Argentina
	Refinerías del Norte, S.A.	Argentina
	Repsol YPF Gas, S.A.	Argentina

	Company	Localization
	Terminales Marítimas Patagónicas, S.A.(1)	Argentina
	YPF, S.A.	Argentina

Other Latin American countries	Repsol YPF Gas Bolivia, S.A.	Bolivia
	Repsol YPF GLP Bolivia, S.A.	Bolivia
	Operadora de Postos de Serviçio, Ltd.	Brazil
	Refap, S.A.	Brazil
	Refinería de Petróleo Manguinhos, S.A.	Brazil
	Repsol YPF Brasil, S.A.	Brazil
	Repsol YPF Distribuidora, S.A.	Brazil
	Repsol Gas Brasil, S.A.(1)	Brazil
	Transportadora SulBrasileira de Gas, S.A.(1)	Brazil
	Manguinhos Distribuidora, S.A.	Brazil
	Manguinhos Química, S.A.	Brazil
	Empresas Lipigas, S.A.	Chile
	Oleoducto Trasandino Chile, S.A.(1)	Chile
	Operaciones y Servicios YPF, Ltd.	Chile
	Petróleos Transandinos YPF, S.A.	Chile
	Repsol Butano Chile, S.A.	Chile
	Repsol YPF Chile, Ltda.	Chile
	Repsol YPF Gas de Chile, S.A.	Chile
	Repsol YPF Importadora de Productos, Ltda.	Chile
	Autogas, S.A.	Ecuador
	Combustibles Industriales Oil Trader, S.A.	Ecuador
	Duragas, S.A.	Ecuador
	Repsol YPF Comercial del Ecuador, S.A.	Ecuador
	Servicio de Mantenimiento y Personal—SEMAPESA	Ecuador
	Grupo Repsol YPF del Perú, SAC	Peru
	Limagas, S.A.(1)	Peru
	Refinería La Pampilla, S.A.	Peru
	Repsol Comercial S.A.C.—RECOSAC	Peru
	Repsol YPF Comercial de la Amazonia S.A.C.—RYCOAMSAC	Peru
	Repsol YPF Comercial del Perú, S.A.	Peru

Rest of the World	RYTTSA USA, Inc. and investees	United States
	Repsol France, S.A.	France
	Falk S.p.A.(1)	Italy
	Repsol Italia, S.p.A.	Italy
	National Gaz(1)	Morocco
	Repsol Maroc(1)	Morocco
	Repsol Abastecimientos e Serviços á Aviaçao, S.A.	Portugal
	Repsol Betumes Com. De Prod. Petroliferos, S.A.	Portugal
	Repsol Combustiveis, S.A.	Portugal
	Repsol Company of Portugal Ltd.	Portugal
	Repsol Portugal Gas de Petróleo Liquefeito, S.A.	Portugal
	Repsol Portugal Petróleo e Derivados, Lda.	Portugal
	Rodogeste Gestao de Postos Rodoviarios, Lda.	Portugal

Chemicals:

Argentina	PBB Polisur, S.A.(1)	Argentina
	Petroken Petroquímica Ensenada, S.A.(1)	Argentina
	Profertil, S.A.	Argentina
	YPF, S.A.	Argentina

Other Latin American countries	Dynasol Elastómeros, S.A. de CV(1)	Mexico

	Company	Localization
Rest of the World	Repsol Bronderslev A/S (1)	Denmark
	Repsol Polimeros LDA	Portugal
	Repsol Polivar, S.P.A. (1)	Italy
Natural Gas and Electricity:

Argentina	Central Dock Sud, S.A. (1)	Argentina
	Compañía Mega, S.A.	Argentina
	Gas Natural SDG Argentina, S.A.	Argentina
	Gas Argentino, S.A. GASA (1)	Argentina
	Gas Natural BAN, S.A.	Argentina
	Metrogas, S.A. (1)	Argentina
	Natural Energy, S.A.	Argentina
	Natural Servicios, S.A.	Argentina

Other Latin American countries	Ceg Río, S.A.	Brazil
	Compañía Distribuidora de Gas do Rio de Janeiro, S.A. (C.E.G.)	Brazil
	Gas Natural de Sao Paulo Sul, S.A.	Brazil
	Gas Natural do Brasil	Brazil
	Serviconfort Brasil, S.A.	Brazil
	Gas Natural Cundiboyacense, S.A.	Colombia
	Gas Natural del Oriente, S.A. ESP	Colombia
	Gas Natural ESP	Colombia
	Gases de Barrancabermeja, S.A. ESP	Colombia
	Serviconfort Colombia, S.A.	Colombia
	Administradora de Servicio de Energía de México, S.A. de CV (ASEMSA)	Mexico
	CH4 Energía, S.A. de C.V.	Mexico
	Comercializadora Metrogas, S.A. de CV	Mexico
	Energía y Confort Administración Personal, S.A. de CV	Mexico
	Gas Natural México, S.A. de CV	Mexico
	Gas Natural Servicios, S.A. de CV	Mexico
	Sistemas de Administración y Servicios, S.A. de CV	Mexico
	Transnatural SRL de México	Mexico
	Buenergía Gas & Power, Ltd.	Puerto Rico

Rest of the World	Gas Natural Distribuzione Italia, SPA	Italy
	Europe Magreb Pipeline (EMPL)	Morocco
	Metragaz, S.A.	Morocco
	Agragas, SpA	Italy
	Congas Servizi Consorzio Gas Acqua Servizi	Italy
	Gas Fondaria SpA	Italy
	Gas Natural Servizi e Logistica Italia, SpA	Italy
	Gas Natural Vendita Italia, SpA	Italy
	Gasdotti Azienda Siciliana SpA	Italy
	Gea SpA	Italy
	Impianti Sicuri Srl	Italy
	Nettis Gas Plus	Italy
	Nettis Gestioni Srl	Italy
	Nettis Impianti S.p.A.	Italy
	Normanna Gas S.p.A.	Italy
	S.C.M., Srl	Italy
	S.C.M. Gas Plus, Srl	Italy
	Smedigas S.p.A.	Italy
	Smedigas S.r.l.	Italy

(1)	Data on these companies are only included in assets.

(22)	ENVIRONMENTAL INFORMATION

The Repsol YPF Environmental Management System includes a methodology to identify relevant matters for environmental planning to enable the Company to prepare its annual five-year Environmental Strategy Plan (PEMA) which forms part of the Group’s general strategic planning process. The PEMA includes the measures necessary to respond to new legislative requirements, Repsol YPF’s strategic focus, plans for corrective measures arising from environmental audits performed, etc., as well as the amounts budgeted for the investment and expenses required to implement such measures.

Environment-related activities are identified through the “Repsol YPF Environmental Cost Guide” which adapts the American Petroleum Institute guidelines to the Group’s operations and technical approach. In this respect it is important to note that the traditional “bottom-line” solutions for reducing environmental impact are gradually giving way to preventive measures built into processes right from the time the facilities are designed. This sometimes requires the identification of environmental assets through a system of coefficients applied to investment projects and the related property, plant and equipment, as prescribed in the Guide.

Environmental Assets

As of December 31, 2004, the cost of the environmental assets identified and their accumulated depreciation amounted to €2,520 million and €1,083 million, respectively. The cost includes €293 million relating to construction in progress as of December 31, 2004. The breakdown of these costs by environmental concept is as follows:

	Millions of Euros
	Cost at 12/31/04	Accumulated depreciation at 12/31/04	Net at 12/31/04
Atmospheric emissions	262	123	139
Water	406	234	172
Product quality	1,003	351	652
Soil	34	7	27
Energy saving and efficiency	113	78	35
Prevention of exploration and production damage	284	133	151
Waste	11	5	6
Other (*)	407	152	255

	2,520	1,083	1,437

(*)	Includes, in proportion to Repsol YPF, S.A.’s ownership percentage, the environmental assets of the Gas Natural Group and their related accumulated depreciation, amounting to €82 million and €16 million, respectively.

As in prior years, the major environmental investments made in refineries in 2004 included most notably those needed to achieve the environmental quality of petroleum products required by new Spanish and Argentinean legislation. One of the most important projects in this area was the continuation of the Thermal Hydrodesulfurization project at the La Coruña refinery, which involved an environmental investment of €112 million in 2004. The year also saw completion of the Mild Hydrocracker at the Puertollano refinery, with an environmental investment in 2004 of €67 million, representing 80% of the investment made in the year in this project.

Significant cost-cutting and energy efficiency measures were also implemented in the Spanish refining business, totalling €4.2 million. In the same area, progress continued on the water management project to remodel the industrial effluent treatment system at the Luján de Cuyo (Argentina) refinery with €4.8 million invested in 2004, as well as on the treatment project for waste soda from the La Pampilla (Peru) refinery, with an investment of €3.8 million.

In the Chemicals business line, the most important project was the continued refurbishment of the thermal oxidation equipment in the Puertollano complex’s OP/SM plant, for an estimated investment in 2004 of €8.4 million. Also noteworthy was the continuation of the Flue Gas Desulfurization project for the Tarragona complex Thermal Treatment System, for an investment of €5.7 million in 2004.

Environmental provisions

Repsol YPF records the necessary provisions to cover the measures aimed at preventing and repairing environmental impact. These provisions are estimated according to technical and financial criteria and are recorded under the “Other Provisions” caption.

The variations in the provisions for environmental actions in 2004 were as follows:

Millions of Euros
Balance as of 12/31/03	84
Period provisions charged to income	103
Provisions released with credit to income	(12)
Reversal due to payment	(68)
Other	9

Balance as of 12/31/04	116

The balance of the environmental provisions as of December 31, 2004, included notably approximately €82 million to cover the environmental risks relating to the operations previously carried out by the former chemicals subsidiary of Maxus Energy Corporation, Diamond Shamrock Chemicals Company, prior to its sale in 1986 to Occidental Petroleum Corporation (see Note 23). It also includes €30 million of provisions, mainly for YPF, S.A.’s soil remediation and clean up projects.

Additionally, Repsol YPF’s Environmental Cost Guide classifies as environmental costs 75% of the amounts recorded under the “Field Dismantlement Provision” caption, whose balance as of December 31, 2004, amounted to €188 million (see Note 14).

The corporate insurance policies cover third-party liability for pollution caused by accidental and sudden events, in keeping with standard practices in the industry.

Environmental expenses

In 2004 environmental expenses amounted to €83 million and were recorded under the “Materials Consumed” caption.

Significant initiatives included soil and groundwater remediation, atmosphere protection and water management and waste management projects amounting to €23 million, €20 million, €13 million and €9 million, respectively.

Future projects

Going forward, the main areas with potentially significant implications for Repsol YPF’s operations and investment are climate change, standards on the environmental impact of fuels, European Directive 96/61/EC on Integrated Pollution Prevention and Control (IPPC), Royal Decree 430/2004 limiting atmospheric emissions by large combustion plants (LCP) and Royal Decree 9/2005 on potentially soil-polluting activities.

Regarding climate change, the Repsol YPF plants affected by the European Directive on CO2 Emissions Trading (2003/803/EC) are mainly in Spain and, to a lesser extent, Portugal. Spain’s National Emission Rights Assignment Plan was approved by the European Commission on December 27, 2004, and the final individual assignments to each plant were approved by RD 60/2005 on January 21, 2005. Portugal’s National Assignment Plan was approved by the European Commission on October 24, 2004. Repsol YPF was ultimately assigned rights to emit 35.158 million tonnes of CO2 for the 2005-2008 period.

As announced in 2002, Repsol YPF has drawn up an action plan in which it decisively opts for direct reductions in emissions through the introduction of further energy saving and efficiency measures, on top of those made in the last few years and by using the Flexibility Mechanisms provided for in the Kyoto Protocol, especially the Clean Development Mechanism (CDM), contributing to technology transfer and countries’ sustainable development.

The new requirements on environmental quality for fuels used in Spain are set out in Royal Decree 1700/2003. This transposes into Spanish Law Directive 2003/17/EC, on sulfur content of fuels, which includes new limits to come into force in 2009, and Directive 2003/30/EC on the use of biofuels and other renewable fuels for transport. In the course of 2005 the Spanish refineries will complete the rollout of new units designed to improve the environmental impact of their products. Repsol YPF has begun to take action to bring itself into line with the new specifications, and expects to invest in its industrial plants over the next few years.

In Argentina, the timetable laid down by the Secretary for Energy’s resolution on future fuel quality remains on track. New specifications for gasoline will come into force in 2006 (including limits on sulfur, aromatic hydrocarbons and benzene), and for diesel oils in 2008 (including limit non sulfur).To ensure it complies with these regulations, Repsol YPF has also planned to invest heavily in its refineries. This will allow it to export surplus gasoline from Argentina, to demanding markets such as the Gulf coast where gasoline now has to comply with the limits introduced under Tier 2 rules in the US.

A major piece of news is that in 2005 Argentina is expected to approve a law on the incorporation of biofuels into gasoline and gas-oil. These regulations will become compulsory four years after the law first comes into force. The main investment areas will be in obtaining biofuels, processes for integrating them with crude oil derivatives and distribution logistics.

As for the IPPC Directive, the draft Regulation for Law 16/2002 continues its way through the legislative progress and is expected to become law in 2005. Centers affected will have to have Integrated Environmental Authorization by 2007. Also, some Autonomous Communities have already implemented their own regulations extending its field of application to include other facilities such as service stations.

In early 2004, Spain adopted into national law the Directive on LCPs regulating emissions of SO2, Nox and particles and the standards for controlling emissions from oil refineries. The government is obliged to implement a national reduction plan to bring all facilities into line with the new standards.

Royal Decree 9/2005 on potentially soil-polluting activities was approved in January 2005. Initially, this means that all Spanish centers falling within the scope of Appendix I will have to submit an initial report detailing the features and history of each site within two years. In a second phase, they will have to investigate and evaluate the soil.

The Repsol YPF Group contributes to the International Oil & Gas Pollution Compensation Fund (IOPC), as an oil company which receives persistent oil & gas by sea. Repsol YPF records these contributions on the date they are billed by the IOPC. In 2004 IOPC billed the Group for approximately €0.64 million.

(23)	OTHER INFORMATION

•	Guarantees

Guarantees provided

As of December 31, 2004, the Repsol YPF Group companies had provided the following guarantees:

•	YPF provided guarantees for the financing activities of Pluspetrol Energy, S.A. and Central Dock Sud, S.A. for approximately €40 million and €48 million, respectively. The associated loans mature in 2011.

Also, YPF has pledged all its shares in Profertil, S.A. as required by its financing agreement and has undertaken, inter alia, to maintain its holding in the company until December 31, 2010.

•	Gas Natural provided guarantees to Group companies for €448 million (relating to the proportion attributable to the Group of the amount guaranteed).

Guarantees received

As of December 31, 2004, the Repsol YPF Group had requested guarantees amounting to €1,797 million from finance institutions. They consist mainly of guarantees of compliance with terms and conditions of tenders awarded, guarantees requested by various court and administrative bodies in relation to litigation in progress and claims on which decisions had not yet been handed down, and the Group companies’ trading activities.

The directors of Repsol YPF, S.A. do not expect significant losses to arise from these commitments, in addition to those already recorded.

•	Derivatives

Futures contracts on products

a)	The risk associated with future physical crude oil and other oil product purchase or sale contracts is hedged by the use of derivative instruments, basically futures and swaps.

The gains and losses generated on the settlement of these instruments on maturity, which is when physical delivery of the product is made, are recorded as operating revenues and expenses under the “Net sales” and “Materials consumed” and other external expenses captions, respectively, in the accompanying consolidated statement of income.

As of December 31, 2004 the unsettled positions were as follows:

	Millions of barrels	US$ 000
Buy contracts crude
Short term (WTI)	1.085	44,220
Sell contracts crude
Short term (WTI)	1.110	46,501
Swap contracts crude
Short term (WTI, Brent, Dubai)
Buy	6.649	280,479
Sell	6.649	279,952

	Tonnes	US$ 000
Nafta swap contracts:
Short term
Buy	96,000	36,611
Sell	96,000	35,733

b)	Additionally, Repsol YPF has hedged, through Gas Natural, the purchase price of natural gas, indexed to the US dollar, for €47.9 million expiring in the first half of 2005.

The settlements of these hedging contracts are recorded in the statement of income when the corresponding transactions take place.

Long-term crude sell contracts

Since 1996, YPF has concluded three agreements on forward oil sales (FOS), with the aim of raising funds to finance transactions in respect of future sales and deliveries of oil. YPF received US$ 381 million in advance payments in 1996, US$ 300 million in 1998 and US$ 383 million in 2001, against future oil deliveries. YPF’s commitments under these deals are recorded on the balance sheet as customer advances to be credited to the income statement as the oil is delivered under the contract. As of December 31, 2004, customer advances on FOS transactions recorded on the balance sheet amounted to €222 million. All the oil for delivery under the 1996 contract has now been delivered, the last batch in October 2003. The obligations under the 1998 and 2001 contracts run until June and December 2008 respectively.

All three FOSs are similarly structured. YPF undertakes to sell crude for delivery at a number of specified future dates over the lifetime of the contract. In return YPF receives an advance from the customer for the total value of future deliveries. The price of crude to be delivered is determined using a number of factors including expectations for market oil prices and the quality of the oil. The counterparty in each of these agreements is a special purpose entity. The crude delivered under these agreements is later sold on the market.

YPF is exposed to fluctuations in the price of the oil it is committed to deliver under the FOS. This exposure derives from oil price swaps under which YPF pays a notional fixed price for the volume of oil sold and receives the market price for the same volume of oil.

As of December 31, 2004, as a result of these transactions, the Repsol YPF Group held price swap contracts on 21.5 million barrels of crude oil at an average price of US$ 19.72 per barrel based on the following schedule:

	2005	2006	2007	2008	Total
Volume (millions of barrels)	5.8	5.8	5.8	4.1	21.5
Price (dollars per barrel)	19.64	19.64	19.64	20.04	19.72
Amount (millions of US dollars)	114	114	114	82	424

Under these contracts, the Repsol YPF Group will pay a sum equivalent to the volume of barrels of crude oil traded at a fixed average price of US$ 19.72 per barrel and will receive in exchange the value of the same number of barrels at market prices.

The table below shows the general structure of the FOS transactions not yet completed:

	FOS II	FOS III (2)
Date	24-Jun-98	31-Dec-01

Net income (1)	US$ 299,967,289	US$ 382,693,787

Special purpose vehicle	Oil Enterprises Ltd.	Oil International Limited

Special purpose vehicle debt	US$ 315 million	Bonds: US$ 200 million
	6.239%	3.98%
Bonds: US$ 162.7 million
3.90%

Buyer	Morgan Guaranty Trust	Morgan Stanley Capital Group Limited (UK)

Seller	YPF	Repsol YPF Trading y Transporte, S.A.

Guarantee/Hedging	Swap crude price hedge/default insurance	Swap crude price hedge/CSA/default insurance

Total commmitment (Barrels of crude to deliver through life of contract)	23,933,985	24,105,532

Average monthly commitment (Barrels of crude)	201,126	287,054

Term of contract	10 years	7 years

(1)	Total sales under FOS transactions are as follows: FOS II: US$ 310,587,895 and FOS III: US$ 400,000,000. The difference between the customer advances received and the total sales is deposited to cover certain contingencies and, if these fail to arise, is paid to YPF in the three months before each contract expires.
(2)	The original debt incurred with FOS III was refinanced in December 2002 and again in February 2003.

Repsol YPF guaranteed some of the YPF’s obligations under FOS III through a contingent supply agreement, whereby Repsol YPF undertakes to make good any deliveries on the preset dates that YPF may miss. Also, if it defaults on certain terms of the contingent supply agreement, such as failing to make good the supply of oil previously missed by YPF, the customer can demand early delivery of the whole of the outstanding volume of oil under the contract. If Repsol YPF could not deliver the volumes of oil demanded which YPF had failed to make, Repsol YPF would have to pay cash compensation equivalent to the value of the shortfall in delivery. If YPF decides to terminate the FOS early and cannot supply the volumes still outstanding, the customer can demand that Repsol delivers similar volumes of oil YPF or pays the cash equivalent.

The contingent supply agreement includes cross default clauses, that can be activated if Repsol YPF, YPF or any other subsidiary covered by the clauses defaults on its debt obligations for an amount of US$ 30 million or more.

Also, under the contingent supply agreement, Repsol YPF must compensate the FOS III special purpose entity for certain charges for which it may become liable to compensate the bearers of bonds issued through the special purpose entity and for any make-whole premium that it may have to pay in the event of early redemption of the bonds. Also, in relation with the FOS III, Repsol YPF underwrote YPF’s obligations under the swap agreement on the price per barrel of crude relating to FOS III.

In December 2002, FOS III was refinanced through the issue of bonds by a new special purpose entity called Oil International Limited. One of the issues was guaranteed by a default insurance policy with a third-party insurer outside the Group. The funds raised by these issues, both the guaranteed and non-guaranteed, went to repay the original debt of the FOS III special purpose entity issued in December 2001 and to buy back preferred shares. The underlying oil delivery contracts were assigned to the new special purpose entity. In February 2003, the new special purpose entity redeemed and replaced the non-guaranteed bond issue with the issue of a second series of guaranteed bonds, this time written by a different third-party insurer from that of the original guaranteed issue. Repsol YPF agreed to reimburse either or both insurers for any payment they might make under either of the default insurance policies covering the bond issues and has also underwritten the special purpose entity’s obligations in relation to the insurance policies. Repsol YPF has also granted compensation and warranty clauses to the entity subscribing for the bonds. Neither Repsol YPF nor any of its subsidiary companies have received advance payments nor any income from third parties as a direct result of this refinancing.

The third-party insurer guaranteeing the December 2002 issue of FOS III guaranteed bonds is also the reinsurer of the insurance policy written on FOS II. As part of the refinancing of FOS III, Repsol YPF agreed to reimburse this insurer for any payment it may make as reinsurer in relation with the default insurance policy on FOS II.

As of December 31, 2004, YPF’s monthly oil delivery obligations under the FOS agreements were equivalent to 4.80% of its monthly production. Total outstanding delivery commitments under these agreements were 18.12% of YPF’s annual oil production and 10.64% of that of the Repsol YPF Group.

The total value of the cash commitment to pay in the event of default on any of the clauses in the agreements signed by YPF has been estimated at around US$ 480 million. In the event of early termination, if YPF cannot deliver the number of barrels outstanding from its own production it will have to make good the shortfall by buying similar quality oil on the market.

Natural gas hedging transactions

In connection with the long-term contract to sell gas to be supplied from Bolivia to the thermoelectric market in Brazil, recorded under the “Other Contractual Commitments” heading, a contract was entered into by Empresa Petrolera Andina S.A. and Petróleo Brasileiro, S.A. (Petrobras) in 2002 in order to establish a protection mechanism against variations in the price of the gas covered by the contract, reducing the volatility of the associated income by setting adjustment prices and subsequent settlement of any differences arising.

In 2004, the impact of this price adjustment agreement on Repsol YPF Group income was a reduction of €35.1 million.

Exchange hedging transactions

The Company finances its activities in the functional currencies in which its foreign investments are denominated, thereby reducing the exchange risk. This policy is implemented either through the arrangement of financing in the related currency or by currency swaps.

In forward contracts, the premium or discount represented by the difference between the forward rate and the spot rate at the contract date, as well as the interest on cross currency interest rate swaps are recorded as financial income or expense over the lifetime of the contracts. At the end of each year, these contracts are valued at the exchange rate then prevailing and the resulting exchange differences are recorded under the “Financial Revenues/Financial Expenses” caption in the consolidated statement of income, except for those arising on transactions for financing investments in investees whose functional currency is the same as that of the related contract, in which case they are recorded as an addition or a reduction under the “Shareholders’ Equity—Translation Differences” caption.

The detail of the various financial derivatives as of December 31, 2004, is as follows:

a)	Forward contracts

Repsol YPF enters into forward contracts as part of its overall strategy to manage its exposure to exchange risk.

The nominal value of these contracts as of December 31, 2004, was as follows:

Buy		Sell		Maturity
1,893	Millions of Euros	2,551	Millions of Dollars	2005
1,233	Millions of Dollars	921	Millions of Euros	2005
0.7	Millions of Pounds	1.3	Millions of Dollars	2005
13	Millions of Dollars	34	Millions of Reales	2005

b)	Cross currency interest rate swaps (IRS)

The Repsol YPF Group hedges its foreign currency assets and liabilities by using cross-currency IRS, through which debt denominated in euros and Brazilian reales is converted into U.S. dollar debt.

Transactions outstanding as of December 31, 2004 are as follows:

Notional underlying		Maturity	Foreign Debt
2,964	millions of Euros	2005-2014	US$
138	millions of Reales	2005	US$

The interest on these transactions is recorded as financial revenues and expenses.

Interest rate transactions

a)	Interest rate swaps

As of December 31, 2004, the Repsol YPF Group held the following interest rate swaps:

	Notional underlying		Maturity
Floating to fixed	813	million Euros (*)	2027
Floating to fixed	308	million Mexican Pesos	2005
Floating to fixed	67	million Dollars	2017
Floating to floating	37	million Euros	2007

(*)	Of this item, Repsol YPF used €674 million as an instrument to fix cash flows deriving from financial expense on the euro-denominated preferred shares issued by its subsidiary Repsol International Capital (see Note 12). Net financial expense from this IRS in 2004 was €25.4 million.

b)	Interest rate options

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

Also, as of December 31, 2004, Repsol YPF held the following interest rate option on a notional amount of US$ 69 million.

•	Purchase of a right by virtue of which it would pay 7.5% and receive 6-month LIBOR on the aforementioned notional amount.

•	Sale of a right by virtue of which it would receive 6-month LIBOR and pay 5.26% provided 6-month LIBOR is under 4%.

The combined impact of these transactions on the 2004 income statement was immaterial.

Transactions tied to Repsol YPF share prices

To cater for possible payments arising from the 2002-2006 Incentive Plan tied to the Repsol YPF share price (see Note 2. M), in 2003 the Company acquired call options on shares in Repsol YPF S.A. which may be settled on the same dates and under the same conditions as those in the incentive plan.

The detail of these transactions as of December 31, 2004, is as follows:

Strike Price (Euros)	Type of operation	Number of Options	Contract Date	Net premium (Euros)
13	Call	2,379,040	18/12/2003	7,203,733
18	Call	2,595,053	18/12/2003	2,909,055

				10,112,788

Repsol YPF also holds call options on shares in Repsol YPF S.A., which can be settled on identical terms to those mentioned above:

Strike Price (Euros)	Type of of operation	Number of Options	Contract Date	Net premium (Euros)
13	Call	299,965	18/12/2003	908,294
18	Call	83,952	18/12/2003	94,110

				1,002,404

Through the date of acquisition of these options, the exercisable rights conferred on the beneficiaries were valued at market price and the resulting value was prorated on a straight-line basis over the period remaining to the expiration date of the plan. A provision of €3.6 million was recorded in this connection as of December 31, 2002.

Repsol YPF accrues the cost of these options on a straight-line basis from the date on which the incentive was granted to the expiration date. As a result, at December 31, 2004, the total recorded under deferred expenses reflecting the schedule of the premium paid was reduced by €2.3 million. The €4.7 million paid relating to the cost allocated to future years was recorded under the “Deferred Expenses” caption as of December 31, 2004.

Also, as of December 31, 2004, the Company had arranged equity linked swaps, tied to the Repsol YPF share, settlable only on a cash basis, for a total of 8,983,293 shares, with a benchmark price of €18.81 expiring on March 31, 2005. In 2004, the settlement of these transactions generated financial expense of €8.75 million and financial income of €36.47 million. The market value of these transactions at December 31, 2004 was €3.1 million. This valuation had no effect on the income statement for the year.

•	Asset swap with Petrobras

The asset swap contract entered into by Repsol YPF Brasil, S.A. and several Petrobras Group companies, by which assets and company holdings valued at US$ 559 million were exchanged, provides for an annual revision of the value assigned in the operation to Eg3, S.A. an Argentinean company that owns a refinery and a network of service stations, and to 30% of Refap, S.A., a Brazilian company that owns the Alberto Pasquilini refinery.

This value revision, which will be calculated by applying the correction mechanisms provided for in the contract, will be carried out in each of the eight years following January 1, 2001, and will be limited to a variation of up to 40% of the value assigned to the assets in the swap. This item was provisioned at December 31, 2004 (see Note 18).

•	Lipigas Group purchase option

On November 2, 2000, a 45% ownership interest was acquired in the Chilean group Lipigas.

The acquisition agreement includes an option to purchase an additional 10%, exercisable from 2003 through 2005. Should the option be exercised, the sellers have three years to exercise a sale option on the remaining 45%.

•	Other contractual commitments

As of December 31, 2004, the Repsol YPF Group had the following firm long-term purchase and sale commitments, some of which include take-or-pay or delivery-or-pay type clauses:

Firm purchase commitments (1):

	Millions of Euros
	1 year past	1-3 years	3-5 years	Over 5 years	Total
SEA TRANSPORT-TIME CHARTER (2)	73	118	83	66	340
LEASES (3)	66	120	103	332	621
SERVICES	161	160	51	60	432
TRANSPORT OF CRUDE OIL BY PIPELINE (4)	92	184	189	751	1,216
TRANSMISSION OF NATURAL GAS BY PIPELINE	82	156	150	597	985
TRANSPORT OF PRODUCTS	16	31	18	22	87
INVESTMENT COMMITMENTS (5)	210	215	34	2	461
FIRM PURCHASE COMMITMENTS	1,281	2,079	1,928	11,256	16,544
Petrochemical products	99	160	90	160	509
LPG	9	7	2	1	19
Natural gas (6)	1,141	1,849	1,776	10,909	15,675
Electricity	11	23	23	87	144
Other purchases	21	40	37	99	197

TOTAL	1,981	3,063	2,556	13,086	20,686

(1)	This table shows commitments under commercial agreements where no fixed total value has been specified. These commitments have been quantified on the basis of Repsol YPF’s best estimate.
(2)	Repsol YPF has chartered, under time-charter arrangements, four crude oil tankers with total capacities of 465,000 m3, approximately, whose charter contracts expire in the 2005-2011 period. The total lease payment for these oil tankers is approximately €23 million per year.

The Company has also chartered, under time-charter arrangements, a further two crude oil tankers currently under construction, with capacity of 80,000 m3 each and due for delivery June and August 2005, respectively. The total lease payment for these oil tankers is approximately €10 million per year.

In addition, Repsol YPF has chartered, likewise under time-charter arrangements, nine vessels with a total capacity of 221,000 m3, approximately, for the transport of LPG and other products for periods of one to three years ending in April, 2008, for a combined annual lease payment of €32 million.

In 2004, Gas Natural has chartered under, mainly long-term, time-charter arrangements six cryogenic vessels for transporting LNG, with capacities ranging from 25,000 m3 to 130,000 m3. The combined annual lease payment for all these vessels payable by the Repsol YPF Group, proportional to its stake in Gas Natural, is €18 million.

(3)	Mainly leases on service stations totaling €432 million.
(4)	Mainly an agreement with Ecuadorian company OCP Ecuador, S.A., signed in 200l by the Repsol YPF Group through its subsidiary Repsol YPF Ecuador, S.A OCP Ecuador, S.A. owns a heavy crude oil pipeline in Ecuador. Under this agreement, the Group has undertaken to transport 100,000 barrels/day of crude oil (36.5 million barrels/year) for a period of 15 years from the date of entry into service of the pipeline, September 2003, at a variable rate defined in the agreement.
(5)	Mainly commitments to exploration and production investment of €432 million.
(6)	Basically the Repsol YPF Group’s share of Gas Natural Group’s €12,925 million long-term commitments to buy natural gas.

Firm sale commitments(1):

	Millions of Euros
	1 year past	1-3 years	3-5 years	Over 5 years	Total
FIRM SALE COMMITMENTS	2,742	3,568	2,472	9,610	18,392
Crude oil(2)	71	142	53	—	266
Natural gas(3)	1,623	2,278	2,029	8,337	14,267
LPG	140	268	266	1,049	1,723
Petrochemical products	236	218	—	—	454
Oil and gas products(4)	644	615	122	219	1,600
Lubricants	27	45	—	—	72
Other sales	1	2	2	5	10
TRANSPORT COMMITMENTS	14	29	29	93	165
SERVICES	8	17	17	61	103
LEASES(5)	39	59	41	182	321

TOTAL	2,803	3,673	2,559	9,946	18,981

(1)	This table shows commitments under commercial agreements where no fixed total value has been specified. These commitments have been quantified on the basis of Repsol YPF’s best estimate.
(2)	Basically comprises oil delivery commitments under YPF’s forward sale agreements for a value of €245 million, valued at the price set in the contract. See Note 23 Long-term sell contracts.
(3)	Mainly comprises YPF’s commitments to sell natural gas for a value of €5,765 million, commitments to sell Trinidad and Tobago gas for €5,552 million and the share attributable to Repsol YPF in The Gas Natural Group’s commitments for €1,760 million.
(4)	Mainly comprises commitments to sell products to distributors in Argentina and Peru, of €680 million and €280 million respectively.
(5)	Basically comprises the value of a lease on the Gaviota underground gas storage facility of €280 million.

•	Other commitments and contingencies

a)	Pursuant to the YPF Privatization Law, the Argentinean State took on certain obligations that YPF had as of December 31, 1990. YPF has an obligation to inform the Argentinean government of any claim against YPF deriving from the obligations taken on by the Argentinean government.

b)	In December 2002, YPF petitioned the Argentinean Federal Court seeking clarification of the uncertainty created by the opinions and decisions of various official advisory agencies to the effect that the oil and gas industry’s right to dispose freely of up to 70% of its foreign currency earnings from oil and gas exports, under Decree 1589/89, had been implicitly abolished by the new foreign exchange system established by Decree 1606/02. On December 1, 2003, the Federal Appeal Court ruled that Decree 2703/02 allowed companies in the oil and gas industry to hold up to 70% of their export earnings abroad. If the Argentinean Central Bank demands the liquidation of foreign currency earnings in respect of oil and gas exports in the intervening period between Decree 1606/01 and Decree 2703/02 coming into force, YPF can mount a legal challenge and seek injunctive relief.

c)	In July 2002, EDF Internacional S.A. (“EDF”), opened an international arbitration proceeding under the International Chamber of Commerce’s Arbitration Regulations against Endesa Internacional, S.A., Repsol YPF, S.A. and YPF. It is seeking a ruling holding Repsol YPF and YPF, S.A. jointly and severally liable for the payment of €69 million. The plaintiff is claiming that under a purchase/sale agreement for shares the companies Electricidad Argentina, S.A. and Empresa Distribuidora y Comercializadora del Norte, S.A. EDF is entitled to a review of the price paid in the event of cancellation of the official exchange rate parity between the peso and the US dollar before December 31, 2001. YPF considers that as the parity was not cancelled until January 2002 EDF has no case for such a review. On February 11, 2005, the court ruled that it was not competent to decide matters raised by EDF regarding Repsol YPF S.A.

d)	On March 22, 1999, YPF was notified of Resolution 189/99 of the former Industry, Commerce and Mining Secretary, fining the Company 109 million of Pesos, in currency at that date, on the grounds that it had abused its dominant position in the bulk LPG market, citing as evidence the price differential between LPG exports and domestic sales between 1993 and 1997. The same Resolution 189/99 initiated an investigation to establish if the abuse of dominant market position between 1993 and September 1997, for which the fine was levied, had continued between October 1997 and March 1999. On December 19, 2003, the Argentinean Competition Authorities (“CNDC”) accused YPF of abusing its dominant position during this period. On January 20, 2004, YPF appealed to the National Appellate Court in Federal Civil and Commercial Matters.

e)	As a result of measures taken by the Argentinean government to ration natural gas exports and guarantee domestic supplies, YPF, claiming force majeure, will fail to meet some of its commitments to supply natural gas to foreign clients. Some clients have refused to accept the defense of force majeure, and are holding YPF liable for the default on their contractual supply obligations.

In January 2005, Spain’s Empresa Nacional de Electricidad, S.A. (“Endesa”) notified YPF that it was opening an arbitration proceeding alleging that YPF defaulted on a clause to increase the amount of gas delivered under an export agreement signed in June 2000, and demanding payment of the contractual penalty. At year-end, the Company’s Management and its external legal advisors were still analysing precedents and the merits of the above-mentioned claim and it has therefore been impossible to assess with reasonable certainty the likely outcome of the case.

f)	As a result of the sale of Diamond Shamrock Chemicals Company (“Diamond Shamrock”) by Maxus Energy Corporation (Maxus, a subsidiary of YPF that became a direct subsidiary of Repsol YPF after the YPF acquisition) to a subsidiary of Occidental Petroleum Corporation (“Occidental”), Maxus took on certain liabilities deriving from previous Diamond Shamrock operations.

Also, under the purchase/sale agreement on shares in Diamond Shamrock, Maxus is obliged to compensate Diamond Shamrock and Occidental for 50% of certain environmental costs incurred by Diamond Shamrock on remediation projects at former chemicals factories or other sites forming part of its chemicals business in September 1986, up to a maximum of US$ 75 million. At 31 December 2004, Maxus had paid a total of US$ 69.6 million under this agreement. The remainder was provisioned.

Tierra Solutions Inc. (“Tierra”, a subsidiary of YPF) has taken over nearly all Maxus’s obligations to Occidental in respect of Diamond Shamrock.

As of December 31, 2004 the Repsol YPF Group, through YPF Holdings, Inc. recorded provisions to cover potential environmental risks associated with operations carried on in the past by its subsidiary Maxus’s subsidiary Diamond Shamrock before its 1986 sale to Occidental.

At December 31, 2004 provisions for these items totaled US$ 98.3 million. These reserves are considered sufficient to cover the contingencies concerned insofar as these can be reasonably estimated. That said, changes to current circumstances, including an assessment of environmental damage could in the future lead to an increase in these liabilities.

Following is a summary, by site, of the main environmental risks:

•	In 1998, the US Environmental Protection Agency (“EPA”) approved the remediation plan for Diamond Shamrock’s old agri-chemicals plant in Newark, New Jersey. Tierra considers that the approved remediation plan is now complete and has submitted a report on the required optimization phase. It is currently awaiting the EPA’s response to this report to proceed with the optimization phase.

•	Maxus, on behalf of Occidental, negotiated an agreement with the EPA in relation with the Passaic river basin adjacent to the former Diamond Shamrock plant in Newark, in respect of which Tierra is carrying out further tests and studies.

•	The EPA is, in partnership with other agencies, developing the Passaic River Restoration Initiative (PRRI). Tierra along with around thirty other companies have agreed to sponsor the remediation research and viability study proposed as part of this project. As of December 31, 2004, the Company had made provisions of US$ 12 million for the continuation of these studies and other matters relating to the Passaic river and Newark Bay. Until these studies submit reports and valuations can be made it is impossible to make a reasonable estimate of the additional expenses, if any, that may arise. That said, it is possible that the authorities will require further work on the Passaic river and/or Newark Bay including additional remediation measures.

•	On September 19, 2003, the New Jersey Department of Environmental Protection and Energy (DEP) issued Directive 1, providing for a valuation of the natural resources injuries allegedly resulting from nearly 200 years of commercial and industrial development along a 17 mile stretch of the lower Passaic River and part of its Bay. The directive was notified to around 66 companies, including Maxus, Occidental and some of its subsidiaries, and states that these companies are irrefutably presumed jointly liable for any natural resources injuries. The DEP has assumed jurisdiction over the case, even though all or part of the lower reaches of the Passaic are covered by the Passaic Rivers Restoration Initiative, a program under the Urban Rivers Restoration Initiative, that directs remediation projects on urban rivers by bringing together federal, state, local government and private sector resources. Directive 1 requires the following actions: interim compensation for the restoration, identification and quantification of damage caused and a valuation assessment. Maxus and Tierra have drawn up a challenge to Directive 1 on their own behalf and that of Occidental, as successor to Diamond Shamrock, seeking to show that both companies are complying with Directive 1 while also putting their arguments in response to the Directive. Talks have been held with the DEP and other parties involved, although, thus far, they have come to no agreement nor is it certain that an agreement can be reached.

•	On February 13, 2004, the U.S. Environmental Protection Agency and Occidental agreed that Tierra Solutions, on behalf of Occidental, should conduct studies to classify the sediment and the contaminated flora and fauna in Newark Bay. Once collated, data from this initial study will be used to decide what, if any, additional work is necessary.

•	Until 1972 Diamond Shamrock operated a plant processing iron chromate ore in Kearny, New Jersey, and waste ore was used as a fill in various sites. In 1990, the DEP and Occidental, as successor to Diamond Shamrock signed an administrative consent order to carry out research and remediation work. Tierra is currently carrying out this work on behalf of Occidental and has posted a US$ 20 million financial guarantee for the clean-up work. The final cost of the remediation is unknown. As of December 31, 2004, provisions of US$ 25.5 million had been made to cover the estimated cost of future research and remediation work. Also, in June 2004, the DEP said it wanted to run a test program on sediment in part of the Hackensack river, close to the old Kearny plant. In 1998, the DEP proposed new soil action levels for chromium. This proposal is not yet complete in all respects and the DEP is currently revising the proposed action levels.

•	Until 1977, Diamond Shamrock operated manufacturing facilities in Painesville Ohio. In the third quarter 2004 and first quarter 2005, the Ohio Environmental Protection Agency approved work including remediation of a former cement factory and an aluminum smelting plant plus a number of projects relating to the development plan explained below. Tierra expects work to start in 2005 and estimates that its share of project costs will come to US$ 8.8 million. It had also provisioned a total of US$ 9.6 million at December 31, 2004 against its estimated share in the costs of research and feasibility studies, remediation work and other maintenance associated with the site.

•	The EPA has identified Diamond Shamrock, along with many other companies, as a potentially responsible party at a number of sites belonging to third parties where, allegedly, contaminants produced in the Diamond Shamrock plant were dumped or stored. It is impossible to establish a definitive cost for these sites nor a definitive figure for Diamond Shamrock’s share of liability in their regard. At December 31, 2004, the Company had provisioned approximately US$ 3.7 million against its estimated share of costs on these sites.

•	Regarding the arbitration on possible pollution from the Green’s Bayou plant in Texas, Maxus and Tierra have appealed the November 2004 ruling that required Tierra, on behalf of Occidental, to pay the other plaintiffs a total of approximately US$ 26 million plus interest and to fund around 70% of the remediation costs. In December 2004, Maxus and Tierra deposited approximately US$ 28 million in a trust account. At December 31, 2004, the Company made provisions of US$ 31.2 million against this contingency.

•	In 2002, Occidental asked a Dallas (Texas) State Court to compel Maxus and Tierra, under the contract of sale of the Diamond Shamrock shares, to assume the defense and compensation in Occidental’s stead of some historical Diamond Shamrock liabilities relating to the manufacture of chemicals products in the past, notwithstanding that (a) the contract of sale set a 12-year limit on the defense and compensation obligation in relation to most litigation and (b) Tierra was not party to the contract. The United States Supreme Court confirmed in June 2003 a judgement by the Federal Appeals Court that the 1984 settlement of claims by Vietnam War veterans did not prevent a number of veterans pursuing separate claims for damages for exposure to Agent Orange. While Maxus considers that there are a number of possible defenses against any claim that the veterans who are not bound by the terms of the 1984 agreement may make, it also considers that Occidental is liable for any legal action relating to Agent Orange submitted after the cutoff date of September 4, 1998.

•	An Occidental subsidiary initiated proceedings before an Ohio State court to obtain a judgement on the rights of parties in respect of the liabilities for certain costs related with the Diamond Shamrock plant in Ashtabula, Ohio, and for other costs.

The Company’s directors consider that the provisions recorded adequately cover the risks arising from the contingencies described above.

•	Fees paid to the Auditor

The fees earned by the auditors and their organization for the audit services provided to Repsol YPF, S.A. and the Group companies amounted to €5.1 million in 2004. The fees earned by the auditors and their organization for sundry professional services other than pure audit provided to Repsol YPF, S.A. and to the Group companies amounted to €1.2 million (including audit-related and other services).

The company confirms that the total of both amounts is not more than 10% of the total business turnover of the Auditor and its organization.

(24)	SUBSEQUENT EVENTS

On January 26, 2005, Repsol YPF, S.A. signed along with Gas Natural SDG, S.A. a time-charter lease for a 138,000m3 methane vessel for the transportation of LNG. This lease runs for 25 years from the entry into service of the vessel, expected in December 2007, with an option to extend it for two further five-year periods.

Repsol YPF also signed an agreement with Dutch company Basell to acquire its 50% stake in Transformadora de Propileno A.I.E., including its polypropylene plant in the Tarragona petrochemicals complex. Repsol YPF already owns the other 50%. The transaction will be formally agreed once the Spanish authorities clear the deal.

On March 8, 2005, YPF signed an agreement to sell its 50% stake in Petroquímica Ensenada, S.A. to Basell Ibérica Poliolefinas Holdings, S.L., for US$ 58 million. This transaction is subject to approval by the Argentinean competition authorities.

In May 2005, the Bolivian Congress finally approved the new hydrocarbons law, which contemplates significant changes to the legal and economic framework within which oil and gas operations are currently being carried out. Among other things, the new law (i) imposes an additional 32% tax on oil and gas production in Bolivia, and (ii) establishes the mandatory migration of the currently existing exploration and exploitation agreements signed with the Government, to new contract types whose specific terms and conditions are yet to be established through further regulatory developments.

Subsequently, on June 9, 2005, Mr. Mesa resigned as President in connection with protestors demanding, among other things, the nationalization of Bolivia’s natural gas reserves, and was replaced by Mr. Rodriguez Veltzé, who has stated his intention of calling general elections in the short-term.

Lastly, on June 27, 2005, further regulatory developments were approved in respect of the new hydrocarbons law, principally related to the liquidation of the oil taxes. However, further regulatory developments in respect of the item referred to in (ii) above are yet to be published.

As of the date of these financial statements, it is not possible for Repsol YPF to assess the ultimate impact that the current political instability and regulatory changes in Bolivia will have on its business, financial condition and results of operations because significant uncertainty exists yet in respect of (a) the final regulatory developments to be effected by the Government with regard to the new contract types referred to in (ii) above, and (b) the impact that the results of the new general elections to be called by the provisional government might have on the existing regulatory framework.

The net investment of the Repsol YPF Group in the companies in Bolivia amounted to approximately €613 million as of December 31, 2004. During 2004, Bolivia accounted for approximately for 1.1% of consolidated operating revenues, 1.4% of our consolidated operating income, and 3.2% of Repsol YPF’s total consolidated assets.

(25)	CONSOLIDATED ST ATEMENTS OF CHANGES IN FINANCIAL POSITION

Following are the Group’s consolidated statements of changes in financial position for 2004, 2003 and 2002:

Millions of Euros
APPLICATIONS OF FUNDS	2004	2003	2002	SOURCES OF FUNDS	2004	2003	2002
Additions				Funds obtained from operations (*)	5,367	4,477	4,823
Property, plant and equipment	2,392	2,241	2,228
Intangible assets	83	80	57
Long-term financial investments	189	392	194	Capital subsidies and other deferred revenues	41	47	96
Acquisitions of consolidated affiliates	1,083	1,124	194

Total Additions	3,747	3,837	2,673
Deferred charge	37	24	80

TOTAL	3,784	3,861	2,753	Long-term debt
				Loans received	1,767	2,045	1,144
				Other payable	65	95	87
Net long-term assets and liabilities arising from
the consolidation of new affiliates	(158)	13	(878)
Net change in long-term assets and liabilities due to translation	(22)	(498)	(305)	Fixed assets disposals
				Property, plant and equipment	39	116	77
Dividends				Long-term investments and other	222	112	2,481
Of the Parent Company	549	440	183
Of the Group companies attributed to minority interests	203	194	292
Repayment or transfer of long-term debt	2,236	3,220	3,523
INCREASE IN WORKING CAPITAL	909	—	3,140	DECREASE IN WORKING CAPITAL	—	338	—

TOTAL FUNDS APPLIED	7,501	7,230	8,708	TOTAL FUNDS OBTAINED	7,501	7,230	8,708

(*)	The detail of the funds obtained from operations in 2004, 2003 and 2002 is as follows:

	Millions of Euros
	2004	2003	2002
Net income for the year	1,950	2,020	1,952
Adjustments to determine the funds obtained from operations:
Depreciation and amortization expense	2,572	2,419	2,926
Net provisions recorded	756	260	692
Income attributed to minority interests	230	210	334
Gains on assets disposals	(21)	(56)	(1,270)
Cancellation of deferred tax liabilities and other	(120)	(376)	189

Funds obtained from operations	5,367	4,477	4,823

The variations in working capital in 2004, 2003 and 2002 were as follows:

	Millions of Euros
	2004		2003		2002
VARIATIONS IN WORKING CAPITAL	Increases	Decreases	Increases	Decreases	Increases	Decreases
Inventories	543	—	—	10	13	—
Accounts receivable	817	—	112	—	—	1,295
Accounts payable	787	—	—	1,250	4,116	—
Short-term investments and cash	—	1,224	813	—	278	—
Accrual accounts, net	—	14	—	3	28	—

TOTAL	2,147	1,238	925	1,263	4,435	1,295
VARIATION IN WORKING CAPITAL	—	909	338	—	—	3,140

	2,147	2,147	1,263	1,263	4,435	4,435

(26) CONSOLIDATED ANALYTICAL STATEMENTS OF INCOME

for the years ended December 31, 2004, 2003 and 2002

	Millions of Euros
	2004	%	2003	%	2002	%
Net sales	40,585	100.00%	36,069	100.00%	35,555	100.00%
Variation in finished product and work-in-process inventories	283	0.70%	54	0.15%	100	0.28%
Capitalized expenses of Group work on fixed assets	90	0.22%	68	0.19%	70	0.20%
Other operating revenues	731	1.80%	1,015	2.81%	765	2.15%

VALUE OF PRODUCTION	41,689	102.72%	37,206	103.15%	36,490	102.63%
Purchases	(27,302)	-67.27%	(24,320)	-67.43%	(24,433)	-68.72%
Variation in raw materials and merchandise inventories	70	0.17%	6	0.02%	235	0.66%
External and operating expenses	(5,852)	-14.42%	(5,310)	-14.72%	(4,969)	-13.98%

VALUE ADDED BY THE COMPANY	8,605	21.20%	7,582	21.02%	7,323	20.60%
Other expenses	(336)	-0.83%	(287)	-0.80%	(264)	-0.74%
Personnel expenses	(1,236)	-3.05%	(1,111)	-3.08%	(1,161)	-3.27%

GROSS OPERATING INCOME	7,033	17.33%	6,184	17.14%	5,898	16.59%
Depreciation and amortization expense	(2,396)	-5.90%	(2,245)	-6.22%	(2,626)	-7.39%
Provision to reversion in reserve	(6)	-0.01%	(6)	-0.02%	(5)	-0.01%
Variation in operating provisions	(84)	-0.21%	(73)	-0.20%	56	0.16%

NET OPERATING INCOME	4,547	11.20%	3,860	10.70%	3,323	9.35%
Financial revenues	1,395	3.44%	2,123	5.89%	2,386	6.71%
Financial expenses	(1,682)	-4.14%	(2,523)	-6.99%	(3,172)	-8.92%
Amortization of consolidation goodwill	(176)	-0.43%	(174)	-0.48%	(300)	-0.84%
Share in income (loss) of companies accounted for by the equity method	87	0.21%	146	0.40%	(35)	-0.10%

INCOME FROM ORDINARY ACTIVITIES	4,171	10.28%	3,432	9.52%	2,202	6.19%
Gains on fixed assets and extraordinary revenues	199	0.49%	169	0.47%	1,656	4.66%
Losses on fixed assets and extraordinary expenses	(1,002)	-2.47%	(572)	-1.59%	(585)	-1.65%
Variation in fixed asset allowances	121	0.30%	249	0.69%	(423)	-1.19%

CONSOLIDATED INCOME BEFORE TAXES	3,489	8.60%	3,278	9.09%	2,850	8.02%
Income taxes	(1,309)	-3.23%	(1,048)	-2.91%	(564)	-1.59%

CONSOLIDATED INCOME FOR THE YEAR	2,180	5.37%	2,230	6.18%	2,286	6.43%
Income attributed to minority interests	(230)	-0.57%	(210)	-0.58%	(334)	-0.94%

INCOME FOR THE YEAR ATTRIBUTED TO THE PARENT COMPANY	1,950	4.80%	2,020	5.60%	1,952	5.49%

(27)	DIFFERENCES BETWEEN SPANISH AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES

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

Reconciliation of Net Income and Shareholders’ Equity from Spanish GAAP to U.S. GAAP

The following table (“Reconciliation Table”) sets forth the most significant adjustments to consolidated net income and shareholders’ equity that would have been required had U.S. GAAP been applied instead of Spanish GAAP:

	Item #	(Millions of Euros)
		Net Income			Shareholders’ Equity
		For the Years Ended December 31,			At December 31,
		2004	2003	2002	2004	2003
Amounts per accompanying consolidated financial statements		1,950	2,020	1,952	14,545	13,632
Increase (decrease) due to:
Adjustments to costs of fixed assets:
- Elimination of legal restatements of property, plant and equipment	1	13	17	24	(144)	(157)
- Impairment of oil and gas assets	2	(215)	(200)	2	(377)	(181)
- Fixed asset gross up due to tax basis difference	3	(160)	(138)	(271)	1,606	1,755
- Deferred tax liability due to fixed asset gross up	3	160	138	271	(1,606)	(1,755)
Goodwill
- Goodwill amortization life	4.1	—	—	—	(83)	(83)
- Direct expenses capitalized as goodwill	4.2	—	—	—	29	29
- Preacquisition contingencies related to YPF	4.3	—	—	—	(295)	(295)
- Exchange tender offers	4.4	—	—	—	228	228
- Reversal of goodwill amortization	4.5	130	142	181	412	291
- Goodwill impairment	4.5	—	—	—	(847)	(910)
Revenue recognition	5	1	(2)	(4)	(51)	(52)
Compensation arrangements	6	(15)	5	—	(10)	5
Deferred start-up activities costs	7	10	8	3	(22)	(35)
Costs related to stock issues	8	22	38	38	(1)	(23)
Translation differences related to disposals	9	—	—	7		—
Andina asset swap	10	(2)	(1)	(1)	68	74
Derivative instruments and hedging activities	11	147	(276)	76	43	(233)
Reversal of involuntary conversion in Argentina	12	—	—	129	—	—
Pension plan additional minimum liability	13	(4)	11	53	—	—
Foreign currency exchange gains	14	(71)	87	76	92	163
Functional currency of YPF	15	(28)	(14)	(185)	488	550
Asset retirement obligations	16	10	3	—	21	4
US GAAP adjustments of equity investees	17	67	42	247	21	67
Accounting for OIL’s Avoided Premium Surcharge (APS)	18	(34)	—	—	(31)	—
Consolidation of Variable Interest Entities	19	(29)	—	—	(27)	—
Tax effect of the above adjustments and deferred taxation under SFAS 109	20	(9)	34	(97)	131	99

Amounts under U.S. GAAP before cumulative effect of a change in accounting principle		1,943	1,914	2,501	14,190	13,173
Cumulative effects of changes in accounting principles, net of tax:
Goodwill impairment, as of January 1, 2002	4.5	—	—	(1,215)	—	—
Asset retirement obligations, as of January 1, 2003	16	—	7	—	—	7

Amounts under U.S. GAAP		1,943	1,921	1,286	14,190	13,180

EARNINGS PER SHARE	2004	2003	2002
Income, under U.S. GAAP, before cumulative effect of a change in accounting principle per share	1.60	1.57	2.05

Cumulative effect of a change in accounting principle per share	0.00	0.01	(1.00)

Net income per share in accordance with U.S. GAAP (*)	1.60	1.57	1.05

(*)	In 2004, 2003 and 2002, the weighted average number of shares outstanding has been 1,221 million

	Millions of Euros
Statement of changes in shareholder’s equity	2004	2003
U.S. GAAP shareholders’ equity at January 1	13,180	12,947
Net income for the year	1,943	1,921
Share issuances	—	—
Interim dividend	(305)	(244)
Supplementary dividend	(244)	(196)
Accumulated other comprehensive income (loss):
Translation adjustments under Spanish GAAP	(488)	(1,534)
Additional translation adjustments under U.S. GAAP	17	81
Minimum pension liability, net of tax	3	(7)
Derivatives and hedging activities, net of tax	84	212

U.S. GAAP shareholders’ equity at December 31	14,190	13,180

The differences included in the Reconciliation Table above are explained in the following items:

1.	Elimination of legal restatements of property, plant, and equipment

As described in Note 2.c.1, the cost and accumulated depreciation of property, plant and equipment have been restated, including the 1996 legal restatement. Under U.S. GAAP, such restatements are not permitted. The adjustments shown in the Reconciliation Table above include a reduction of consolidated shareholders’ equity due to the elimination of these restatements, and an increase in consolidated net income for each year, resulting from the elimination of the depreciation expense on the amount of the restatement recorded under Spanish GAAP. The effect of the tax credit arising from deductibility of future depreciation of the restated assets in 1996 was recorded as income for the year, net of the 3% tax, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes (“SFAS 109”) (see Item 20—“Tax effect of the above adjustments and deferred taxation under SFAS 109”).

In 2002, 2003 and 2004, amounts previously included in this adjustment attributable to Gas Natural and CLH have been reclassified to Item 17—“US GAAP adjustments of equity investees,” since these investments are carried by the equity method of accounting under U.S. GAAP beginning in 2002.

2.	Impairment of oil and gas assets

In 1998, REPSOL YPF utilized different assumptions in the measurement of long-lived asset (oil and gas properties) impairments for Spanish GAAP and U.S. GAAP, resulting in the need to record an additional impairment charge of €41 million (before tax) in net income under U.S. GAAP in the year ended December 31, 1998, resulting in lower depreciation charges under U.S. GAAP in future periods. REPSOL YPF utilized a risk factor based on historical experience for the estimation of probable reserves, and its incremental borrowing rate as the discount rate, whereas under U.S. GAAP, REPSOL YPF considered a risk factor based on industry practice, and a discount rate that included a risk premium associated with those assets.

Up to December 31, 2001, Repsol YPF assessed long-lived asset impairments in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be

Disposed of (SFAS 121). From January 1, 2002, REPSOL YPF adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS 144 supersedes SFAS No. 121 and establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121. Under SFAS No. 144, there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are ranges of cash flows that may be generated by the asset being tested for impairment.

Under Spanish GAAP, and consistent with the impairment model established in SFAS 144, the Company recorded, in 2002, impairment charges totaling €410 million. Of this total, €206 million relates to an impairment recorded for Mene Grande, an oil field in Venezuela. Such impairment was recorded as a result of a downward revision in the estimate of the proved reserves and a change in Venezuelan regulation in respect of certain hydrocarbons exploration and production assets, which has resulted in an increase of the royalties paid on oil and gas produced in Venezuela. Additionally, REPSOL YPF recorded in 2002 an impairment charge of €192 million on oil and gas exploration and production assets in Argentina, mainly for the gas field of Aguaragüe, as a result of internal studies conducted that revealed a decrease in the proved reserves. The events that took place in 2002 revealing a decrease in the proved reserves were as follows:

•	Pursuant to the new economic conditions applicable to the price of the domestic gas in Argentina enacted by the Government during 2002, the development plans for the deeper Santa Rosa Formation (“Fm.”) of the Sierra de Aguaragüe field were delayed, thus resulting in the associated reserves being reclassified as unproved.

•	A premature water breakthrough through the fractures in the Huamampampa Fm. occurred during 2002, resulting in a negative downward revision of the previously estimated proved developed reserves in connection with a reduction of the attainable recovery factor.

The share of the total net proved reserves downward revisions declared by the concession’s operator (Tecpetrol) attributable to the REPSOL YPF Group amounted to 17 millions of barrels of oil equivalent (representing an 18% reduction from the previous estimate), thus triggering the impairment charge recorded in 2002.

The remaining impairment charges in 2002 relate to other minor oil and gas fields. The fair value of all assets impaired has been determined using a discounted cash flow approach.

Under Spanish GAAP, the above-mentioned impairment charges have been recorded as extraordinary items in the accompanying consolidated statement of operations. Under U.S. GAAP, these charges would be included in income from continuing operations. The 2002 asset impairments referred to above have been included in the “Exploration and Production” operating segment.

In 2003 and 2004, under Spanish GAAP, impairment losses recognized in prior years for upstream properties, which were considered to be temporary, have been reversed (see Note 5). However, under US GAAP and in accordance with SFAS 144, if an impairment loss is recognized on assets to be held and used, the adjusted carrying amount of the long-lived asset becomes its new cost basis, and restoration of a previously recognized impairment loss is prohibited. Accordingly, net income under Spanish GAAP has been adjusted in those years in order to: (i) eliminate the impairment reversal recorded under Spanish GAAP (which are not applicable under U.S. GAP), and (ii) eliminate from the amortization expense recorded under Spanish GAAP the effect of having a higher amortization base than under U.S. GAAP.

Also, in 2004 the Company recorded impairment charges totaling €74 million in respect of the following circumstances:

•	In Rio Negro Norte (Argentina), a positive revision of 361 thousand boe of proved developed reserves was applied in La Yesera field to reflect actual reservoir performance, but the non-proved reserves were downgraded 11.4 million boe because of the results of an updated volumetric evaluation. In Other fields, a negative revision of 2.5 million standard barrels of proved developed oil was applied to reflect actual reservoir performance. Also, the proved undeveloped oil reserves were downgraded 1.8 million standard barrels because of the results of an updated volumetric evaluation. A downward revision of 1.8 million standard barrels of non-proved oil reserves was applied to reflect the lack of immediate development plans. The combined net effect of those revisions resulted in a €50 million impairment charge.

•	In CAM 2A SUR (Poseidon, Argentina), a downward net proved reserves revision of 5.9 mboe (10.7 billion standard cubic feet of gas and 4.0 mboe of oil and condensate) took place due to worse than expected performance and poor development drilling results, resulting in a €24 million impairment charge.

Proved reserve estimates are subject to future revisions (either upward or downward) based on new information which becomes available. Therefore, future impairment charges due either to factors such as those already referred to in the instances cited in the above paragraphs (downward revisions to net proved reserves, worse than expected performance, poor development drilling results, lack of immediate development plans or delays in the existing ones) or to any others (i.e.: adverse changes in prices, contract terms or applicable royalty/tax regime, etc.) might recur or occur in the future.

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

Accordingly, under U.S. GAAP, REPSOL YPF’s property, plant and equipment (net of accumulated amortization) and deferred tax liability as of December 31, 2004 and 2003 should be increased by €1,606 and €1,755 million, respectively. Additionally, the effects for the periods ended December 31, 2004, 2003 and 2002 due to additional amortization expense and portion of impairment charges should be a decrease in net income of €160 million, €138 million and €271 million, respectively, and income tax expense for the corresponding periods should be decreased accordingly to reflect this change at the statutory tax rate of 35%.

4.	Goodwill

As disclosed in Note 1.f), Repsol YPF acquired in October 2004 some companies from the Shell Group, operating in the marketing and logistics business in Portugal. Because this business combination was consummated towards the end of 2004 and due to its complexity, Repsol YPF performed a tentative allocation in respect of the cost of the purchased companies using in part preliminary estimates of some values which could not yet be finally determined. In 2005, such preliminary estimates will be adjusted, if need be, to reflect the finally determined amounts, with a corresponding adjustment to the € 200 million goodwill initially recognized (see Note 7).

4.1	Goodwill amortization life

Under Spanish GAAP, prior to December 31, 1997 the goodwill arising on business combinations was amortized over its estimated economic life subject to a maximum of 10 years. Under U.S. GAAP, prior to January 1, 2002, REPSOL YPF amortized goodwill over the same estimated economic life.

In 1998, the maximum period permitted for amortization of goodwill under Spanish GAAP increased from 10 to 20 years. Accordingly, REPSOL YPF lengthened the estimated economic life for goodwill arising on certain acquisitions prior to December 31, 1997. For U.S. GAAP, no change was made to the original estimated economic life of the goodwill. As discussed in Item 4.5—“Reversal of goodwill amortization and goodwill impairment”, existing goodwill is no longer amortizable for U.S. GAAP purposes beginning January 1, 2002. Accordingly, the difference in useful lives of goodwill no longer exists, and no adjustment is recorded to income in 2004, 2003 or 2002. Instead, REPSOL YPF has eliminated all goodwill amortization expense recorded under Spanish GAAP during 2004, 2003 and 2002 in item 4.5 below.

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

In 2004, 2003 and 2002, as goodwill is no longer amortizable under U.S. GAAP as discussed in item 4.5—“Reversal of goodwill amortization and goodwill impairment”, there is no effect on net income and the effect in shareholder’s equity remains unchanged.

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

As goodwill is no longer amortizable under U.S. GAAP in 2004, 2003 and 2002 as discussed in item 4.5—“Reversal of goodwill amortization and goodwill impairment”, all goodwill amortization expense recorded in 2004, 2003 and 2002 under Spanish GAAP is reversed in the reconciliation. Such adjustment has been included in item 4.5. Thus, there is no effect on 2004, 2003 or 2002 net income from this adjustment, and the effect on shareholders’ equity remains unchanged from the previous year.

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

As goodwill is no longer amortizable under U.S. GAAP in 2004, 2003 or 2002 as discussed in item 4.5—“Reversal of goodwill amortization and goodwill impairment”, there is no effect on 2004, 2003 or 2002 net income and the effect on shareholder’s equity remains unchanged.

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

Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. REPSOL YPF does not have intangible assets with indefinite useful lives (see Note 2.b and 4). Assuming no new acquisitions or disposals, REPSOL YPF estimates that the carrying amount of intangible assets as of December 31, 2004 will be amortized on a straight-line basis over the remaining useful lives of the assets. Thus the estimated aggregate amortization expense for each of the five succeeding fiscal years is approximately € 123 million.

REPSOL YPF performed the transitional goodwill impairment test required by SFAS No. 142 as of January 1, 2002, and the annual goodwill impairment test as of December 31, 2004, 2003 and 2002. As a result of these analyses, REPSOL YPF determined that an impairment loss of €1,215 million (reported as the cumulative effect of a change in accounting principle) was necessary to reduce the U.S. GAAP carrying value of the goodwill assigned to the Refining, LPG, Chemicals, and Natural Gas and Electricity reporting units as of January 1, 2002.

The annual goodwill impairment tests did not result in any impairment loss being recorded on goodwill as of December 31, 2004 or 2003.

The fair value of the reporting units for which goodwill has been assigned was determined based on income and market approaches. The income approach used considered both the traditional cash flow and the expected cash flow methods. The market approach considered examination of transactions of comparable enterprises. Goodwill in each reporting unit is tested for impairment as of December 31 of every year.

Accordingly, the application of this Standard has consisted of: (i) the recognition of the transitional goodwill impairment mentioned above in 2002, and (ii) the elimination under U.S. GAAP of all goodwill amortization recorded in 2004, 2003 and 2002 under Spanish GAAP for consolidated entities and entities carried by the equity method (see Note 7).

The changes in the carrying amount of goodwill arising on entities fully consolidated, under U.S. GAAP, for the year ended December 31, 2004 and 2003 are as follow:

Changes in the amount of Goodwill—US GAAP	Exploration and Production	Refining and Marketing	Chemicals	Natural Gas and Electricity	Total
Balance as of January 01, 2003	1,545	455	—	—	2,000
Goodwill impairment at transition	—	—	—	—	—
Variations in scope of consolidation	—	(15)	—	—	(15)
Translation differences	(259)	(62)	—	—	(321)
Other movements	—	(2)	—	—	(2)

Balance as of December 31, 2003	1,286	376	—	—	1,662

Goodwill impairment	—	—	—	—	—
Variations in scope of consolidation	—	189	—	—	189
Translation differences	(89)	(25)	—	—	(114)
Other movements	—	(9)	—	—	(9)

Balance as of December 31, 2004	1,197	531	—	—	1,728

5.	Revenue recognition

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

6.	Compensation arrangements

6.1	Medium and Long Term Incentive

Since 2000, REPSOL YPF’s Compensation and Senior Management Development Committee have been implementing medium and long term incentive plans (see Note 2.m), based on the increase in REPSOL YPF’s share price.

Under Spanish GAAP, REPSOL YPF has recorded the corresponding compensation cost based on the fair value of the options granted to the employees under the plan and pro rated over the vesting period of the plan.

Under U.S. GAAP, in accordance with APB 25, this arrangement is treated as a compensatory variable plan. The compensation cost is measured as the excess of the quoted market price at each balance sheet date over the exercise price. As a result of the above, net income for the year ended December 31, 2004, should be decreased by €10 million.

In addition, under Spanish GAAP, in order to cover these disbursements REPSOL YPF arranged purchase options (“calls”) to hedge these plans. As of December 31, 2003 REPSOL YPF recorded these calls on the basis of their fair value (see Note 23) under the “other provisions” caption within long-term liabilities, since it represented a loss at that date.

Under US GAAP, in accordance with EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, since these calls are contracts that require net-cash settlement and are classified as liabilities, they should be measured at fair value, with changes in fair value reported in earnings. In addition, these calls have not been assigned as effective hedges under U.S. GAAP. The adjustment related to these calls has been included in item 11—“Derivative instruments and hedging activities” within “other derivative contracts”. The effect on net income for the year ended December 31, 2004 is €18 million.

As of December 31, 2003 and 2002, the differences between Spanish and U.S. GAAP in the accounting treatment followed in respect of the medium and long-term incentive plans have not been material to the Company’s financial position or results of operations.

6.2	Incentive plan tied to medium/long-term objectives

In 2003, REPSOL YPF’s Compensation and Senior Management Development Committee approved an incentive plan tied to medium and long-term objectives based on the Company’s 2003-2007 Strategic Plan (see Note 2.m). Partial achievement of the objectives is contemplated under the plan and results in a part of the total incentive being attained. Under Spanish GAAP, a provision of €5.1 million was recorded in 2003 in respect of the commitments arising from this plan.

Under U.S. GAAP, compensation for this type of variable plan is accrued as a charge to expense over the period or periods the employee performs the related services, and up to the end of the required service period, only when it is probable that the performance goals will be achieved. As of December 31, 2003, our assessment under U.S. GAAP as to the achievement of the underlying objectives was that the plan referred to above did not yet meet the “probable” criterion, so that the provision recorded in 2003 under Spanish GAAP was reversed for U.S. GAAP purposes.

As of December 31, 2004, the compensation expense recorded under Spanish GAAP has been measured based on the best estimate of the compensation that will eventually be granted to employees in respect of the objectives whose achievement is probable. Therefore, this difference with U.S. GAAP is no longer applicable.

7.	Deferred Start-up Activities Costs

Under Spanish GAAP, REPSOL YPF capitalizes certain start-up and organization costs and other deferred charges within the “deferred expenses” caption of the Spanish GAAP balance sheet and amortizes them over a period of five to seven years (Note 2.f and Note 8).

Under U.S. GAAP, Statement of Position (“SOP”) No. 98-5, Reporting on the Costs of Start-Up Activities, requires the costs of start-up activities and organization costs to be expensed as incurred.

8.	Costs related to stock issues

Under Spanish GAAP, REPSOL YPF capitalized, under the caption “start-up expenses” in the Spanish GAAP consolidated balance sheet, the direct expenses relating to the two capital stock issues carried out during 1999 (Note 2.a and Note 3) and is amortizing such costs over five years. Under U.S. GAAP, direct costs related to the issuance of capital stock must be deducted from the proceeds of the new capital.

9.	Translation differences related to disposals

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

10.	Andina Asset Swap

On February 15, 2001, YPF entered into an asset swap agreement with Pecom Energía S.A. (“Pecom”) whereby YPF received an additional 20.25% stake in Empresa Petrolera Andina (“Andina”) and 50% in the areas Manantiales Behr and Restinga Alí, and in return transferred to Pecom its participation in the areas Santa Cruz I (30%), and Santa Cruz II (62.2%) and other minor assets. At the same time, YPF also acquired from Pluspetrol Resources an additional stake in Andina of 9.5% for €154 million ($142 million), resulting in a total participation by YPF in Andina of 50% at December 31, 2001. The total value of the net assets exchanged in these transactions was US$ 435 million.

Under Spanish GAAP, the transaction was recorded at the book value of the assets exchanged, and thus no gain or loss was recognized on the transaction. Under U.S. GAAP, the transaction was recorded at the fair value of the assets received or transferred (whichever is more readily determinable) in accordance with APB Opinion No. 29, Accounting for Non-monetary Transactions, as interpreted by Emerging Issues Task Force (“EITF”) No. 01-02, Interpretations of APB Opinion No. 29, because of the different nature of the assets exchanged (a productive area vs. shares of a company). As a result, a gain of €107 million was recorded under U.S. GAAP for this transaction in the year ended December 31, 2001, resulting in a higher financial reporting basis of the properties acquired under U.S. GAAP and thus in higher amortization expense recorded under U.S. GAAP in subsequent periods.

11.	Derivative instruments and hedging activities

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

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges shall be reported in earnings.

The adjustments recorded in order to apply SFAS No. 133 for the periods ended December 31, 2004, 2003, and 2002, net of minority interest, are set forth below:

	Millions of Euros
	Net Income			Shareholders’ Equity
	For the Years Ended December 31,			At December 31
	2004	2003	2002	2004	2003
Derivatives instruments not qualified as net investment hedge in U.S. GAAP	—	(150)	150	—	—
Adjustment to record net investment hedge instruments at their fair value .	—	—	—	114	(8)
Recognition of others derivatives at fair value	147	(126)	(74)	(71)	(225)

Total effect of adjustments to apply SFAS No. 133	147	(276)	76	43	(233)

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

For the years ended December 31, 2004, 2003, and 2002, the Company’s subsidiary, YPF, has entered into a limited number of fair value hedges to protect the fair value of certain forward oil sales contracts (Note 23) from the variability caused by the fluctuations in crude oil prices. The difference between Spanish and U.S. GAAP represents an increase in current and non-current liabilities of €301 million, €154 million, and €129 million for the years ended December 31, 2004, 2003 and 2002, respectively, related to the recording at fair value of the hedged item; and a corresponding increase in current and non-current financial assets of €301 million, €154 million, and €129 million for the years ended December 31, 2004, 2003 and 2002, respectively, related to recording at fair value the derivative instrument. The aforementioned effects have been recorded with an offset to the “other income / expense” caption.

The Company had no material ineffectiveness recorded in earnings during those years, since the derivative instruments have been contracted for the same term, price and quantities as the respective hedged items. REPSOL YPF does not exclude any components of the derivative gains and losses from the assessment of hedge effectiveness.

Net Investment Hedges

REPSOL YPF´s policy is to attempt to finance its activities in the functional currency of its foreign investments in order to hedge its foreign currency exposure. This policy is implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide an equivalent effect of a foreign currency loan, thereby reducing the exchange risk.

For the year ended December 31, 2004 and 2003, approximately €606 million, and €1,566 million, respectively, of net gains (losses) related to non-derivative instruments and derivative instruments used as net investment hedges with the U.S. dollar as the functional currency were included as a cumulative translation adjustment in the consolidated statements of comprehensive income. These net gains or losses principally offset the net gains (losses) recorded on the respective net investments in foreign currencies being hedged. The hedge instruments used by REPSOL YPF did not result in any ineffectiveness since their notional amounts were less than or equal to the net investment being hedged as of the beginning of each quarter, and the currencies of the hedging instrument and hedged item were the same.

Those derivatives that did not qualify under U.S. GAAP as a net investment hedge instrument have been recorded as other derivatives with effects in earnings.

Cash Flow Hedges

Furthermore, REPSOL YPF has entered into a limited number of transactions, primarily swap contracts on products, in order to hedge against the variability in cash flow due to crude oil prices and currency rates of forecasted transactions. Since these transactions were not designated as cash flow hedges under U.S. GAAP, the related derivative was treated as “other derivatives instruments”.

The effect of this adjustment for 2004, 2003 and 2002 relating to Gas Natural and for 2004 relating to Repsol International Capital Limited (see Item 19), has been included within Item 17—“U.S. GAAP adjustments of equity investees”, as those affiliates would be accounted for under the equity method under U.S. GAAP.

Other Derivative Contracts

REPSOL YPF holds various interest rate, foreign exchange and commodity derivative instruments, which either were not formally designated under SFAS 133 for the application of hedge accounting or do not qualify as accounting hedges under U.S. GAAP. The purpose of entering into these derivative contracts is to provide REPSOL YPF with economic hedges of market risk exposures.

REPSOL YPF enters into other hedging contracts used primarily: (i) to mitigate the effects of crude oil or gas price fluctuations for a portion of the future years’ purchase or sale transactions, (ii) to mitigate the cash flow risk associated with the Group’s stock appreciation rights plans, and (iii) to mitigate crude oil price risks using crude oil price swaps and other instruments. Despite being the main purpose of entering into these derivative contracts to provide REPSOL YPF with economic hedges of exposed risks, REPSOL YPF has not formally designated these contracts as hedges of specific assets, liabilities, firm commitments or anticipated transactions under the provisions of SFAS 133, or, in some instances, the contracts entered into do not qualify as accounting hedges under U.S. GAAP.

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

As of December 31, 2004 and 2003, REPSOL YPF did not have any open energy trading contracts that pursuant to EITF No. 02-03 should be marked to market.

Derivative instruments are reported on a net-by-counterparty basis on the consolidated balance sheet when management believes a legal right of offset exists under an enforceable netting agreement. The approximate fair value of these other derivatives used as economic hedges, but either not designated under SFAS 133 or not qualifying as a hedge instrument, is set forth below:

	Millions of Euros
	December 31, 2004		December 31, 2003
	Assets	Liabilities	Assets	Liabilities
Interest rate collar	—	—	76	—
Future contracts on products	—	—	—	—
Swap contracts on products	—	1	2	—
Interest rate swap	—	—	—	186
Others	32	182	—	380

12.	Reversal of involuntary conversion in Argentina

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

Under the Spanish GAAP principle of prudence, and in accordance with the requirements of the Spanish Accounting and Audit Institute (ICAC), those U.S. dollar-functional entities with U.S. dollar-denominated payables or receivables that were involuntarily converted to pesos by the emergency order on February 3, 2002 had the effects of this conversion recorded during the year ended December 31, 2001. Under Spanish GAAP this event was considered a subsequent event that occurred after year-end but confirmed a condition that existed prior to year-end, therefore requiring that the year-end financial statements be adjusted to reflect the most current information about this loss. Under U.S. GAAP, the effects of this conversion was considered an event occurring after the balance-sheet date that were indicative of conditions that did not exist at the balance-sheet date, since at such date there was not any indication of such “pesification” of assets and liabilities.

13.	Pension plan additional minimum liability

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

Under Spanish GAAP, the Company has recorded the increases/decreases to the additional minimum liability referred to above against an expense account in the consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002. Under U.S. GAAP, the same liability is required, but its offsetting debit/credit is recorded as a component of other comprehensive income.

14.	Foreign currency exchange gains

Under Spanish GAAP, unrealized gains on foreign currency transactions are not recognized as income and are instead recorded in the liability side of the balance sheet under “Deferred revenues”. However, if exchange losses in the same homogeneous group have been charged to income in prior years or in the current year, unrealized gains can be credited to income in the amount that would result from reducing those losses by the gains recognized in prior years. As of December 31, 2004, 2003 and 2002, REPSOL YPF has applied this accounting principle and has certain unrealized foreign currency transaction gains that cannot be compensated with corresponding losses, which have been included within “deferred revenues” (Note 13).

Under US GAAP, foreign currency transactions gains or losses, whether realized or unrealized, generally shall be included in determining net income for the period in which the exchange rate changes, in accordance with SFAS 52.

15.	Functional currency of YPF

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

16.	Asset retirement obligations

As of January 1, 2003 Repsol YPF adopted, under U.S. GAAP, SFAS No. 143 (SFAS 143), Accounting for Asset Retirement Obligations. The primary impact of SFAS 143 is to change the method of accruing for upstream site restoration costs. These costs were previously accrued ratably over the productive lives of the assets and were allocated to income each year based on production with respect to the proved reserves under both Spanish and US GAAP (see note 2.c.3). At the end of 2002, the cumulative amount accrued was approximately €125 million (see note 14), and principally relate to offshore oil and gas platforms. Under SFAS 143, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations. Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depreciated over the useful lives of the related assets.

The cumulative effect adjustment for the change in accounting principle is after tax income of €7 million, resulting from adjusting the liability accumulated under SFAS 19 in order to record it at the amount required by SFAS 143. As of December 31, 2003, the effect of the application of SFAS 143 on the balance sheet was a €44 million increase to property, plant and equipment, and a €30 increase to accrued liabilities, with its corresponding tax effects.

Had SFAS 143 been in effect in 2002, net income that would have been reported would not have been materially different from the net income that was reported. In fact, the effect on net income in 2004 and 2003, as detailed above, has not been material to the Group’s results of operations.

17.	U.S. GAAP adjustments of equity investees

As of December 31, 2004, 2003 and 2002, REPSOL YPF consolidates its holding in Gas Natural under Spanish GAAP by the proportional integration method. For U.S. GAAP purposes, Gas Natural (a significant subsidiary of REPSOL YPF) would be deconsolidated and accounted for under the equity method (see item “Classification differences and other—Proportional Integration” in this Note).

Starting in 2002, this reconciling item includes the U.S. GAAP adjustments to the net income and shareholders’ equity of investments that would be accounted for under the equity method of accounting pursuant to APB 18, mainly resulting from Gas Natural and CLH. The U.S. GAAP adjustments of these equity investees refer to similar concepts as the REPSOL YPF’s U.S. GAAP adjustments.

Due to the effects of the US GAAP adjustments of Gas Natural and CLH on Repsol YPF’s shareholders’ equity, Repsol YPF had, prior to their sale, a different carrying amount under Spanish and US GAAP for these investments. Therefore, in 2003 and most importantly in 2002, upon their sale, an additional gain on disposal of shareholdings of €1 million and €120 million, respectively, has been recognized under US GAAP and has been included within this reconciling item.

Furthermore, this adjustment includes the reversal of equity goodwill amortization (Note 7), in accordance with SFAS 142, as well as the inclusion in net income of translation differences related to disposals. See item 4.5—“Reversal of goodwill amortization and goodwill impairment” and item 9— “Translation differences related to disposals”.

Starting in 2004, REPSOL YPF’s investment in the common stock of Repsol International Capital Limited (“RIC”) has been deconsolidated pursuant to the provisions of FIN 46R and accounted for under the equity method (See Item 19 below). The main U.S. GAAP adjustments to RIC’s net income and shareholders’ equity relate to accounting for derivatives under SFAS 133.

18.	Accounting for OIL’s Avoided Premium Surcharge (APS)

Repsol YPF, through its subsidiary Greenstone Assurance Limited, is a member of Oil Insurance Limited (“OIL”). OIL is owned by and operated for its shareholders (all of whom are engaged in energy operations) and insures specific property, pollution liability, and other catastrophic risks. Repsol YPF’s stake in OIL (which as of December 31, 2004, amounted to 1.986%) is accounted for under the cost method both for Spanish GAAP and for US GAAP purposes.

Pursuant to OIL’s Rating and Premium Plan, there is a withdrawal premium (the “Avoided Premium Surcharge” or APS) to which insured members are liable under certain circumstances which include cancellation and non-renewal of the policy. The APS is calculated by OIL at its sole discretion, it is final (i.e.: not subject to adjustment), and the amount shall not exceed the applicable future premiums that the insured would have paid absent such cancellation or non-renewal, in respect of losses incurred before the date on which the cancellation or non-renewal takes place.

Based upon the method through which premiums and the APS are calculated, we believe the insurance arrangement described above represents a retrospectively rated insurance contract which falls within the scope of the provisions of EITF 93-14 Accounting for Multiple-Year Retrospectively Rated Insurance Contracts by Insurance Enterprises and Other Enterprises and EITF D-35, FASB Staff Views on Issue No. 93-6, “Accounting for Multiple-Year Retrospectively Rated Contracts by Ceding and Assuming Enterprises”. Accordingly, under US GAAP Repsol YPF re-evaluated the appropriate accounting treatment during 2004 and determined that such obligation, in substance, is similar to a retrospective premium to recover past losses which is paid in any case, either through future premium payments (if the member remains in the company) or as a one-time payment if the member withdraws from OIL, thus resulting in the need to record the corresponding provision with a charge to the income statement. As a result of this re-evaluation, net income before tax under US GAAP as of December 31, 2004, would be reduced by € 34 million.

Under Spanish GAAP, since the underlying equity value of Repsol YPF’s stake in OIL exceeds the carrying amount of its investment and therefore no impairment has arisen, no provision is recorded in respect of this obligation.

19.	Consolidation of Variable Interest Entities

Effective in 2004, Repsol YPF has adopted FASB Interpretation No. 46 (R), Consolidation of Variable Interest Entitiesan interpretation of ARB No. 51 (“FIN 46R”), which requires the primary beneficiaries of Variable Interest Entities (VIE) to consolidate them.

It should be noted that Repsol YPF was already consolidating all VIEs referred to in the “VIEs related to the FOS contracts and Tecnicontrol” caption below for U.S. GAAP purposes prior to the effective date of FIN 46R, pursuant to the provisions of SEC Staff Interpretations Topic D-14, Transactions Involving Special-Purpose Entities, EITF 96-21, Implementation Issues in Accounting for Leasing Transactions involving Special-Purpose Entities, and EITF 90-15, Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions.

We have reviewed all applicable arrangements in order to determine whether an entity is a VIE and if so, if we are the primary beneficiary. We also reviewed our investment portfolio as well as other arrangements in order to determine whether we are the primary beneficiary of any VIEs. According to such analysis, the main impact of the adoption of FIN 46R refers to the deconsolidation of Repsol International Capital Limited (our trust preferred shares vehicle), because -as stated above- the VIEs related to the FOS contracts were already being consolidated (see further detail in the following captions).

Deconsolidation of Repsol International Capital Limited

After an analysis of all relevant facts and circumstances in light of the provisions of FIN 46(R), we determined that Repsol YPF was not the primary beneficiary of Repsol International Capital Limited, and that therefore under U.S. GAAP our trust preferred shares vehicle should be deconsolidated.

With respect to our investment in its common stock, we will treat RIC as an equity-method investment in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

The deconsolidation of this subsidiary for U.S. GAAP purposes would not impact shareholders’ equity or net income for the periods presented. However, the balance sheet and statements of income would be different under Spanish GAAP and U.S. GAAP. The tables below summarizes the effects of these differences in consolidations in the Spanish GAAP financial statements ((reduce) / increase, and amounts in millions of Euros):

As of December 31, 2004
Total fixed and other noncurrent assets	3,500
Total current assets	1

Total assets	3,501

Total noncurrent liabilities	3,501
Total current liabilities .	—

Total liabilities	3,501

Year ended December 31, 2004
Operating revenues .	—
Operating expenses .	39
Net income .	—

As disclosed in Note 12, under Spanish GAAP the preferred shares issued by RIC are classified into the “Minority interests” caption of the consolidated balance sheets. However, the deconsolidation of RIC implies that total consolidated long term debt under U.S. GAAP would be increased by € 3,166 million pursuant to the recognition of the long-term loan existing as of December 31, 2004, between the Parent Company and RIC as a liability on the Group’s consolidated balance sheet.

VIEs related to the FOS contracts and Tecnicontrol

As of December 31, 2003, REPSOL YPF held interests in four variable interest entities (VIEs). Three of such entities were created in order to structure REPSOL YPF’s future deliveries of oil in Argentina pursuant to forward oil sale (FOS) contracts (see Note 23). The last VIE, Tecnicontrol y Gestión Integral, S.L. (Tecnicontrol), was created to structure the land purchase option referred to in Note 5. The purpose of the FOS transactions was to provide YPF with cash to fund operations in advance of the actual sale and delivery of oil. The purpose of Tecnicontrol was to provide REPSOL YPF with the flexibility to acquire additional land near its current headquarters in Madrid without incurring the purchase price of such land at the time the agreement was entered into.

During 2004, REPSOL YPF acquired 100% of the shares of Tecnicontrol which is now consolidated by the global integration method under Spanish GAAP.

Under U.S. GAAP all VIEs referred to above were fully consolidated as of December 31, 2004, 2003 and 2002.

The differences between consolidating these entities under U.S. GAAP and the accounting treatment provided under Spanish GAAP result in the following effects: (i) a charge of € 29 million (before tax) to net income under U.S. GAAP for the year ended December 31, 2004, (ii) because the debt related to the FOS VIEs has been classified within “Customer advances” under Spanish GAAP, long-term debt under U.S. GAAP should be increased by €157 million and €239 million as of December 31, 2004 and 2003, respectively, and (iii) because the debt related to Tecnicontrol was not recorded in the balance sheet under Spanish GAAP for the year ended December 31, 2002, long-term debt under U.S. GAAP as of that date should be increased by €141 million.

20.	Tax effect of the above adjustments and deferred taxation under SFAS No. 109

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

The following is a reconciliation of the income tax provision under Spanish GAAP to that under U.S. GAAP:

	Millions of Euros
	2004	2003	2002
Income tax provision under Spanish GAAP	1,309	1,048	564
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109 (1)	(9)	34	(97)

Income tax provisions under U.S. GAAP	1,300	1,082	467

(1)	A disclosure of deferred taxes under U.S. GAAP is included in this Item.

Deferred tax assets and liabilities as of December 31, 2004 and 2003 were as follows:

	Millions of Euros
	2004		2003
	Deferred Taxes		Deferred Taxes
	Assets	Liabilities	Assets	Liabilities
Balance under Spanish GAAP (Note 15):
Current	14	—	15	—
Noncurrent	1,040	736	909	674

	1,054	736	924	674

Adjustments under U.S. GAAP(1)
Derivatives and hedging activities	—	15	82	—
Functional currency of YPF	79	—	70	—
Costs related to stock issues	—	—	8	—
Revenue recognition	18	—	18	—
Foreign currency exchange gains	—	32	—	57
Other deferred taxes	86	5	18	39

Net deferred taxes under U.S. GAAP	1,237	788	1,120	770

(1)	Noncurrent

The deferred tax assets arose mainly from:

	Millions of Euros
	2004	2003
Provisions for internal pension allowances and personnel restructuring plans which, under Spanish tax regulations, are not tax-deductible until effectively paid or contributed to an external pension fund	99	24
Accounting basis for bad debt reserves in excess of tax basis	14	15
Tax basis for depreciation of property in excess of accounting basis	42	29
Tax loss carryforwards(1)	391	554
Functional currency of YPF	79	70
Costs related to stock issues	—	8
Revenue recognition	18	18
Derivatives and hedging activities	—	82
Other provisions	338	68
Other deferred tax assets	256	252

	1,237	1,120

(1)	Due to specific tax regulations for most of the companies qualifying for tax loss carryforwards, there is no time limit for their utilization.

The deferred tax liabilities arose mainly from:

	Millions of Euros
	2004	2003
Accounting basis for depreciation of property in excess of tax basis	291	331
Tax basis for financial expenses in excess of accounting basis as a consequence of hedging operations	57	87
Deferred taxes arising from re-investment of profits in new tangible assets	78	48
Derivates and hedging activities	15	—
Foreign currency exchange gains	32	57
Other deferred tax liabilities	315	247

	788	770

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

Revenue Recognition

With regards to the operations of the REPSOL YPF Group, the accounting under Spanish GAAP of revenues and expenses related to shipping and handling fees and costs does not present differences with US GAAP. Where applicable, amounts billed to customers for shipping and handling have been included in the income statement as operating revenues. In those instances, the costs associated with such revenues that have been incurred with third parties have been included in the income statement as operating expenses under the “Transport and freight” caption. Also, and consistent with the above criteria, under Spanish

GAAP, where applicable, reimbursements received from customers for “out-of-pocket” expenses incurred have been included as operating revenues, while the associated costs have been recorded separately as operating expenses. This accounting treatment is consistent with US GAAP as regulated in EITF 01-14.

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

Contractual Relationships with Service Stations

Included below is a summarized discussion of the activities and the corresponding accounting treatment provided of the service stations based on the existing differences in ownership or levels of control. No differences have been identified in this respect between the accounting treatment provided under Spanish GAAP and US GAAP.

Strong Links-

Those service stations which are referred to as “Controlled by REPSOL YPF” or “strong links” encompass the two following situations:

•	Service stations directly managed by REPSOL YPF: include company-owned, company-operated (COCO), and dealer-owned, company-operated (DOCO). In this case, REPSOL YPF, as the manager of the point of sale, is charged with the marketing of the oil products, the non-oil products (sold in the shops) and any ancillary services provided at the point of sale (car wash, cleaning, etc.). Accordingly, product sales are accounted for when the risks and rewards of the property are transferred to the end-consumer.

•	Company-owned, dealer-operated (CODO) service stations, whose management is temporarily ceded by REPSOL YPF to the dealer for a specified period of time agreed by contract, in exchange for a lease payment. In this case, the dealer purchases the product from REPSOL YPF and markets it on an agency basis (i.e. earning a fee) subject to a price ceiling established by REPSOL YPF. Accordingly, REPSOL YPF records the revenue related to the lease payments received from the lessee when accrued over the term of the agreement, and the revenue arising from the sale of the product less the corresponding marketing fee earned by the lessee when the risks and rewards of the product are transferred to the end-consumer.

Flagged stations-

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

Reflagging costs are costs incurred in connection with the signing of these types of exclusive distribution agreements with service stations to market Repsol YPF’s oil products for a specified period of time under its brand name, and the corresponding refurbishing and improvement of such service stations. Upon signing of the contracts, the service stations agree to exclusively sell REPSOL YPF’s gasoline and other products. REPSOL YPF, in turn, directly incurs costs associated with the refurbishing and improvement of such service stations. The contracts are established for a defined period of time, and may be renewed beyond the initial term. If a service station cancels a contract before its completion, they will have to pay Repsol YPF a cancellation penalty fee.

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

Classification of Oil and Gas Mineral Rights

Effective 2004, Repsol YPF adopted FASB Staff Position FAS 142-2, “Application of FASB Statement No. 142, Goodwill and Other Intangible Assets, to Oil- and Gas-Producing Entities” (“FSP FAS 142-2”). FSP FAS 142-2 states drilling and mineral rights of oil- and gas-producing entities are excluded from Statement of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”), and accordingly, should not be classified as intangible assets rather than oil and gas properties. The adoption of FSP FAS 142-2 did not have an effect on Repsol YPF’s financial position, cash flows or results of operations.

The amounts included in the “Investments in areas with oil and gas reserves” caption of the consolidated balance sheets relating to drilling and mineral rights as of December 31, 2004, and 2003, are approximately €3,902 million and €4,966 million, respectively. The determination of these amounts is based on REPSOL YPF’s current understanding of this issue.

Buy / Sell Arrangements

In February 2005, the SEC issued guidance to companies engaged in oil and gas operations requiring certain disclosures to be made starting with the 2004 Annual Report on Form 20-F in respect of existing Buy/Sell Arrangements.

Within this item we refer to “Buy/Sell Arrangements” as transactions that typically involve contractual arrangements that establish the terms of the buy and sell agreements either jointly, in a single contract, or separately, in individual contracts that are entered into concurrently or in contemplation of one another with a single counterparty.

In the ordinary course of business, the Repsol YPF Group enters principally into two basic types of transactions which would fall within the “Buy/Sell Arrangements” category discussed above:

•	CORES Buy/Sell Transactions: Spanish refining companies are required by Law to keep minimum specified levels of safety reserves of certain petroleum products for nationwide strategic reasons, which are periodically declared and reviewed.

In connection with this requirement, refining companies with excess inventory levels (like Repsol YPF) occasionally enter (in exchange for a small profit) into short term buy/sell transactions with companies not achieving their specified levels right before the measurement date, so that right after the measurement date is over, the product is repurchased again by the initial seller.

•	Logistic Optimisation Transactions: In order to minimize transportation costs and optimise its logistic supply chain, Repsol YPF exchanges petroleum products with other competitors in different locations. These arrangements include provisions accommodating for differences in the specifications of the products and in the receipt and delivery locations, and involve the payment/receipt of monetary consideration.

For Spanish GAAP and US GAAP purposes both types of transactions are accounted for as normal purchases and sales on inventory (on a gross basis) and the corresponding revenue is recognized when earned in accordance with the corresponding contract provisions and when title transfer evidences that the risks and rewards of ownership have been transferred to the counterparty. The corresponding amounts involved in 2003 and 2004 are the following:

	Millions of euros
	2004 Operating		2003 Operating
	Revenues	Income	Revenues	Income
Amounts Related to:
- CORES Buy/Sell transactions	116	1	114	1
- Logistic optimisation transactions	847	48	702	35

Consolidated Data (Repsol YPF Group)	41,689	4,547	37,206	3,860

Expressed as % of consolidated data:
- CORES Buy/Sell transactions	0.28%	0.02%	0.31%	0.03%
- Logistic optimisation transactions	2.03%	1.05%	1.89%	0.90%

The accounting treatment followed takes into account applicable guidance in the following accounting literature: EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, APB 29 and SAB 101 Revenue Recognition.

Repsol YPF’s view is that these type of transactions have commercial substance and that their primary intent is not to facilitate sales to customers (see Par. 21.a. in APB 29), but rather, to effect a service to a third party (CORES Transactions) or to avoid significant transportation costs (Logistic Optimization Transactions), thus not falling within the scope of Opinion 29.

The accounting implications of this type of transactions is currently being discussed in the context of EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. In situations where companies enter into nonmonetary transaction to sell inventory to another company in the same line of business from which it also purchases inventory, the following two questions have arisen regarding how the guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, should be applied in these situations: (i) the circumstances, if any, under which two or more transactions between the counterparties should be aggregated (i.e., treated as one transaction) for purposes of applying the guidance in Opinion 29, and (ii) whether there are any circumstances under which a nonmonetary transaction involving two counterparties in the same line of business that are buying inventory from and selling inventory to each other would be recognized at fair value (instead of in accordance with the recorded amounts, as indicated in Opinion 29).

On March 2005, the EITF reached a tentative conclusion that if an entity exchanges finished goods for either raw material or work-in-process inventory, and the inventory relates to the same line of business (considering the inventory classification approach it uses for financial reporting purposes), that exchange would be recognized at fair value.

On June 2005, the EITF reached a tentative conclusion establishing that inventory purchase and sales transactions with the same counterparty should be combined for accounting purposes if they were entered into in contemplation of each other. For purposes of evaluating whether or not they were entered into in contemplation of each other, the following indicators will be considered: (i) whether the counterparties involved in the transactions have a legal right to offset their respective obligations to each other, (ii) whether the counterparties enter into the transactions simultaneously, (iii) whether the terms of the transactions are off-market, and (iv) whether there is certainty that a reciprocal transaction will occur with the same counterparty.

The FASB staff will be posting the tentative conclusion reached at this meeting on the FASB website for purposes of receiving feedback from constituents on whether the tentative conclusion is operational. The effective date included in the tentative conclusion is for transactions completed in reporting periods beginning after December 15, 2005, but it would also apply to arrangements already in place at that point in time as.

If the EITF were to reach a final consensus that these transactions should be accounted for as nonmonetary transactions not qualifying for fair value recognition, the amounts recorded by us as revenues and cost of revenues in respect of them would be netted in our income statement, and there could also be an impact on operating income and net income related to the timing of the recognition of revenue arising from these transactions. Repsol YPF does not anticipate that the adoption of the tentative conclusions in EITF 04-13 will have a material impact on its financial position, cash flows or results of operations.

Accounting for suspended well costs

In February 2005, the SEC issued guidance to companies engaged in oil and gas operations requiring certain disclosures to be included in the 2004 Annual Report on Form 20-F in respect of exploratory drilling costs.

In this respect, in April 2005, the FASB staff has issued FASB Staff Position FAS 19-1, “Accounting for Suspended Well Costs”. The FSP amends the guidance in FASB Statement No. 19, which requires capitalized exploratory well costs to be expensed if the reserves cannot be classified as “proved” within one year following the completion of drilling, except in particular situations where major capital expenditures (e.g., a trunk pipeline) are required before production can begin and additional exploration wells are necessary to justify these major capital expenditures.

According to the new provisions of the FSP, exploratory well costs should continue to be capitalized when (1) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (2) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. Also, the FSP requires certain additional disclosures, including the costs of exploratory wells capitalized for more than one year from the date of completion.

For purposes of evaluating whether sufficient progress is being made towards the ultimate development of the reserves, Repsol YPF currently makes evaluations based on regular project reviews which are performed on an individual basis taking into account the following factors:

•	Whether further exploratory drilling or additional exploratory activities are underway or firmly committed. For this purpose, only exploratory activities included in the Company’s five-year strategic plan/budget are regarded as firmly committed.

•	When the exploratory activity has been completed, whether costs related to the development phase have been incurred in the current period, or if governmental/regulatory approvals have already been sought or if final development is awaiting confirmation of the relevant transportation or processing capacity.

Repsol YPF believes that the FSP will not have a material impact on its financial position, cash flows or results of operations. Also, Repsol YPF estimates that if the provisions of FSP 19-1 were to be applied retroactively to the capitalized exploratory well costs as of January 1, 2002, net income for 2002, 2003 and 2004 would not change as a result.

	2004	2003	2002
Beginning balance at January 1,	86	61	138
Additions to capitalized exploratory well costs pending the determination of proved reserves	170	63	30
Reclassifications to well, facilities, and equipment based on the determination of proved reserves	(97)	(11)	(41)
Capitalized exploratory wells costs charged to expense	(70)	(19)	(66)
Adjustment by exchange rate	(6)	(7)	(2)
Ending balance at December 31,	83	86	61
Capitalized exploratory well costs that has been capitalized for a period of one year or less	71	54	28
Capitalized exploratory well costs that has been capitalized for a period greater than one year	12	32	32
Balance at December 31,	83	86	61
Number of projects that have exploratory well costs that have been capitalized for a period greater than one year.	4	20	23

As of December 31, 2004, an amount totaling € 12.1 million was associated with capitalized exploratory drilling costs where more than one year had elapsed since the completion of drilling. This amount relates mainly to four oil discoveries (four wells), three of which are discoveries near existing production fields, on which Repsol YPF was making sufficient progress on assessing the reserves and the economic and operating viability of the projects. First, the Capachos project relates to an oil discovery in Colombia, the sidetrack of which was drilled between 2001 and 2002, and amounts to € 10.6 million. After an extended positive well test carried out in 2004, the Company is currently requesting the commercial approval. Second, the West Zampal project relates to an oil discovery in Argentina, which was drilled at the end of 2003, in respect of which € 0.8 million are capitalized as of that date. The well is on production and the Company is pursuing the commercial approval. The remaining two discoveries took place in the NC-115 block in Libya and amount to € 0.7 million. After the relevant approvals, the booking of the corresponding proved reserves is expected to take place during 2005.

Pensions and Other Post-retirement Benefit Plans

Except for the accounting treatment of the additional minimum liability discussed in item 13—“Pension plan additional minimum liability,” REPSOL YPF´s accounting policy for pension and other postretirement benefit plans has been compliant with SFAS 87, Employers’ Accounting for Pensions, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, since 1992 (see Note 2.l).

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

The following is a reconciliation of beginning and ending balances of the benefit obligation:

	Millions of Euros
Change in benefit obligation	2004	2003
Projected Benefit Obligation at beginning of year	91	92
Effect of change in measurement date	(1)	—
Service cost .	1	1
Interest cost	5	5
Actuarial loss .	5	27
Foreign currency exchange rate changes	(6)	(18)
Settlements	(7)	(13)
Benefits paid	(4)	(3)

Projected Benefit Obligation at end of year	84	91

The following is a reconciliation of beginning and ending balances of the fair value of plan assets:

	Millions of Euros
Fair value of plan assets (*)	2004	2003
Fair value of plan assets at beginning of year .	53	70
Effect of change in measurement date .	1	—
Actual return on assets	5	9
Foreign currency exchange rate changes	(3)	(12)
Asset adjustments	—	—
Employer contributions .	3	2
Benefits paid	(11)	(16)

Fair value of plan assets at end of year	48	53

(*)	For measurement purposes, plan assets and liabilities were valued as of December 31, 2004 and October 31, 2003 for the fiscal years ended December 31, 2004 and 2003.

The detail of the funded status of the plans and the amounts recognized and not recognized in the consolidated balance sheet are as follows:

	Millions of Euros
Funded status of plans (*)	2004	2003
Accumulated benefit obligation at October 31,	(84)	(90)
Projected benefit obligation	(85)	(91)
Fair value of plan assets .	48	53

Unfunded status	(37)	(38)
Unrecognized net loss .	43	51

Net amount recognized .	6	13

(*)	For measurement purposes, plan assets and liabilities were valued as of December 31, 2004 and October 31, 2003 for the fiscal year ended December 31, 2004 and 2003.

	Millions of Euros
Amounts recognized in the statement of financial position	2004	2003
Prepaid pension cost .	—	—
Accrued benefit liability	(36)	(37)
Accumulated other comprehensive income	42	50

Net amount recognized	6	13

The components of net periodic benefit cost for years ended December 31, 2004, 2003 and 2002 are as follows:

	Millions of Euros
Components of net periodic benefit cost	2004	2003	2002
Service cost	1	1	1
Interest cost .	5	5	7
Expected return on plan assets	(4)	(5)	(8)
Amortization of net loss	4	3	2

Net periodic defined benefit pension cost	6	4	2
Recognized settlement loss .	4	8	5
Net periodic defined contribution pension cost and similar obligations (note 2l)	26	24	24

Total cost of pension plans and similar obligations .	36	36	31

The following actuarial assumptions were used in 2004, 2003 and 2002:

	2004	2003	2002
Discount rate	5.75%	6.25%	7,00%
Expected return on plan assets .	8.50%	9.00%	9,00%
Salary increase rate .	4.5% – 5.5%	4.5% – 5.5%	4.5% –5.5%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were €85 million, €84 million, and €48 million, respectively, as of December 31, 2004, and €91 million, €90 million and €53 million, respectively, at December 31, 2003.

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

	Millions of Euros
Components of net periodic post-retirement benefit cost	2004	2003	2002
Interest cost on accumulated post-retirement benefit obligation	2	2	3
Recognized net actuarial loss	1	—	—

Net periodic post-retirement benefit costs	3	2	3

The following is a reconciliation of beginning and ending balances of the benefit obligation:

	Millions of Euros
Change in benefit obligation	2004	2003
Accumulated post-retirement benefit obligation, beginning of period (*)	39	42
Effect of change in measurement date	—	—
Interest cost	2	3
Participants contributions	—	1
Actuarial loss	—	10
Foreign currency exchange rate changes	(2)	(5)
Benefits paid	(4)	(5)

Accumulated post-retirement benefit obligation, at end of period (*)	35	46

(*)	For measurement purposes, plan liabilities were valued as of December 31, 2004 and October 31, 2003 for the fiscal year ended December 31, 2004 and 2003 respectively.

The following is a reconciliation of beginning and ending balances of the fair value of plan assets:

	Millions of Euros
Fair value of plan assets	2004	2003
Fair value of plan assets at beginning of year (*)	—	—
Employer contributions	4	4
Participant contributions	—	1
Benefits paid	(4)	(5)

Fair value of plan assets at end of year (*)	—	—

(*)	For measurement purposes, plan liabilities were valued as of December 31, 2004 and October 31, 2003 for the fiscal year ended December 31, 2004 and 2003 respectively.

The detail of the funded status of the plans and the amounts recognized and not recognized in the statement of financial position are as follows:

	Millions of Euros
Funded status of plans	2004	2003
Reconciliation of funded status:
Funded status	(35)	(39)
Unrecognized actuarial loss .	13	14

Net liability recognized at October 31	(22)	(25)
Adjustments for employer contributions Nov.1 to Dec. 31	—	1

Net liability recognized at December 31	(22)	(24)

For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate is assumed to decrease by 1% each year to 5% for 2009 and remain level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the 2003 amounts reported:

	(in thousands of euros)
	One percentage point decrease	One percentage point increase
Effect on total of service and interest cost components	(199)	233
Effect on year-end post-retirement benefit obligation	(2,574)	2,992

The Company also provides for medical and death benefits to disabled employees and death benefits for certain former and retired executives. Total liabilities as of December 31, 2004 and 2003 amounted to €1.7 million and €3.2 million for these benefits, respectively. The discount rate used to calculate these liabilities was 5.75% and 6.25% for the years ended December 31, 2004 and 2003, respectively.

Fair value of financial instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires that REPSOL YPF disclose the estimated fair values of its financial instruments. As of December 31, 2004 and 2003, the following methods and assumptions were used by the Group to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

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

It has not been practicable to estimate the fair value of €19 million and €20 million of investments as of December 31, 2004 and 2003, respectively, classified as “Other” in Note 6 due to the large number of affiliates and the excessive cost involved.

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

Of total loans, which amounted to € 9,446 million and €10,823 million as of December 31, 2004 and 2003, respectively, approximately €3,954 million and €3,247 million, respectively, are variable interest rate loans (see Note 16). Therefore, their fair value equals the book value.

With regards to the other loans with fixed interest rates, the fair value is estimated on the basis of the discounted cash flows over the remaining terms of such debt. The discount rates were determined based on market rates available as of December 31, 2004 and 2003 on borrowings with similar credit and maturity characteristics. The related fair value as of December 31, 2004 and 2003 is €5,492 million and €4,808 million, respectively.

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

Following is a summary of the carrying amounts under Spanish GAAP and the fair value of the financial instruments as of December 31, 2004 and 2003:

	Millions of Euros
2004	Carrying Amounts	Fair Value
Cash and cash equivalents
Cash and due from banks .	358	358
Temporary cash investments .	3,696	3,696
Accounts receivable	5,399	5,399
Accounts payable .	(5,906)	(5,906)
Short-term debt .	(3,434)	(3,434)
Investments in affiliates and other noncurrent assets
Equity securities:
For which it is practicable to estimate fair value	70	70
For which it is not practicable to estimate fair value .	19	N/A
Loans and other financial instruments	472	472
Deposits	49	49
Other financial instruments	192	192
Long-term debt	(6,012)	(6,311)
Future contracts on products (buy), short term	N/A	(15)
Future contracts on products (sell), short term	N/A	15
Swap contracts on products, short-term	N/A	(1)
Crude oil price swaps. FOS II and FOS III	N/A	300
Forward foreign exchange contracts. R. YPF, SA., RNF, BV, RIF, BV	5	5
Forward foreign exchange contracts. G. Nat. Proportional integration. 30.85%	N/A	(5)
Interest rate option collars. RIC	N/A	110
Interest rate option collars. Profertil. Proportional integration 50%	N/A	(1)
Cross Currency Interest Rate Swaps. Repsol YPF, S.A. L/T .	782	907
Cross Currency Interest Rate Swaps. G. Nat. Proportional integration. 30.85%	N/A	(11)
Interest rate swap. Repsol YPF, S.A.	N/A	(4)
Interest rate swap. Repsol International Capital	(74)	(256)
Interest rate swap. Gas Natural. Proportional integration 30.85%	N/A	(6)
Equity Linked Swap. Repsol YPF S.A.	N/A	3
Call Options indexed to Repsol YPF Shares	N/A	23

	Millions of Euros
2003	Carrying Amounts	Fair Value
Cash and cash equivalents
Cash and due from banks .	247	247
Temporary cash investments .	5,031	5,031
Accounts receivable	4,582	4,582
Accounts payable .	(5,779)	(5,787)
Short-term debt	(4,369)	(4,369)
Investments in affiliates and other noncurrent assets
Equity securities:
For which it is practicable to estimate fair value	51	51
For which it is not practicable to estimate fair value	20	N/A
Loans and other financial instruments	498	498
Deposits	40	40
Other financial instruments	275	275

	Millions of Euros
	Carrying Amounts	Fair Value
State financing of investments in exploration	(3)	N/A
Long-term debt	(6,454)	(6,725)
Future contracts on products (buy), short term	N/A	1
Future contracts on products (sell), short term	N/A	—
Swap contracts on products, short-term	N/A	2
Crude oil price swaps. FOS II and FOS III	N/A	153
Forward foreign exchange contracts. R. YPF, SA., RNF, BV, RIF, BV	2.95	3
Forward foreign exchange contracts. (CHILE and BRASIL)	(1)	(1)
Forward foreign exchange contracts. G Nat. Proportional Integration 27.15%	N/A	(3)
Interest rate option collars. RIC	N/A	76
Interest rate option collars. Profertil. Proportional Integration 50%	N/A	(2)
Cross Currency Interest Rate Swaps. Repsol YPF, S.A. L/T	906	898
Cross Currency Interest Rate Swaps. G. Nat. Proportional Integration 27.15%	N/A	—
Interest rate swap. Repsol YPF, S.A.	N/A	(4)
Interest rate swap. Repsol International Capital	(79.90)	(186)
Interest rate swap. Mega. Proportional Integration 38%	N/A	—
Interest rate swap. Gas Natural Proportional Integration 27.15%	N/A	1
Guarantees provided to third parties .	N/A	—

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

The following is a Statement of Comprehensive Income for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
Net Income according to U.S. GAAP	1,943	1,921	1,286
Other Comprehensive Income (net of tax):
Foreign currency translation adjustments under Spanish GAAP (*)	(488)	(1,534)	(2,721)
Foreign currency translation from US GAAP adjustments:
Translation differences related to disposals (*)	—	—	(7)
Reversal of devaluation effect in Argentina (*)	—	—	28
Functional currency for YPF (*)	(34)	(82)	831
Goodwill transitional impairment (*)	54	168	122
Other translation differences (*)	(3)	(5)	(12)
Additional minimum pension liability, net of tax of €1 million, €(4) million and €(19) million in 2004, 2003 and 2002, respectively	3	(7)	(34)
Derivative Instruments:
Deferred gain (loss) on SFAS 133 hedges, net of tax of €(42) million, €(98) million and € 65 million in 2004, 2003 and 2002, respectively	84	212	(80)

Comprehensive (Loss)/Income	1,559	673	(587)

(*)	There is no tax effect on translation adjustments

The table below shows changes in Accumulated Other Comprehensive Income:

	Millions of Euros
	2004	2003	2002
Beginning balance, January 1	(3,710)	(2,462)	(589)
Foreign currency translation adjustments under Spanish GAAP (*)	(488)	(1,534)	(2,721)
Foreign currency translation from US GAAP adjustments:
Translation differences related to disposals (*)	—	—	(7)
Reversal of devaluation effect in Argentina (*)	—	—	28
Functional currency for YPF (*)	(34)	(82)	831
Goodwill transitional impairment (*)	54	168	122
Other translation differences (*)	(3)	(5)	(12)
Additional minimum pension liability, net of tax of €1 million, €(4) million and €(19) million in 2004, 2003 and 2002, respectively	3	(7)	(34)
Derivative Instruments:
Deferred gain (loss) on SFAS 133 hedges, net of tax of €(42) million, €(98) million and € 65 million in 2004, 2003 and 2002, respectively	84	212	(80)

Ending balance, December 31	(4,094)	(3,710)	(2,462)

(*)	There is no tax effect on accumulated translation adjustments

Valuation and Qualifying Accounts

The movement in allowance for doubtful accounts is as follows:

	Millions of Euros
	2004	2003	2002
Beginning balance, January 1	246	267	513
Charged against costs and expenses	67	18	52
Adjustments due to acquisitions and disposals	(8)	—	(82)
Write-off of doubtful accounts	(20)	(36)	(34)
Translation difference on balances	18	(3)	(182)

Ending balance, December 31	303	246	267

Consolidated statements of cash flows

Note 25 includes a statement of sources and applications of funds prepared according to Spanish GAAP. Under U.S. GAAP, SFAS No. 95, Statements of Cash Flows, requires a statement of cash flows to be presented in accordance with U.S. GAAP format as part of a full set of financial statements.

The consolidated statements of cash flows of the REPSOL YPF Group for the years ended December 31, 2004, 2003, and 2002 prepared considering Spanish GAAP figures and in accordance with U.S. GAAP format is as follows:

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Millions of Euros
	2004	2003	2002
Cash flows from operating activities (a):
Net income	1,950	2,020	1,952
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	2,572	2,419	2,926
Provisions, net	756	260	692
Minority interests, net of tax	230	210	334
(Gain) loss on asset disposals	(21)	(56)	(1,270)
Deferred taxes and other	(120)	(376)	189

Changes per balance sheet in operating assets and liabilities:
Inventories	(543)	10	(13)
Prepaid expenses and deferred collections	35	5	11
Accounts receivable	(666)	(288)	1,295
Current liabilities	(24)	1,054	(591)

Other changes in working capital (b):
Consolidation of new companies	104	8	(402)
Translation differences and devaluation in Argentina	0	4	(367)
Other non-cash effects	(36)	103	(286)

	4,237	5,373	4,470

Cash flows from investing activities:
Capital expenditures	(2,392)	(2,241)	(2,228)
Proceeds from disposals	261	228	2,558
Investments in affiliates and financial investments	(1,272)	(1,516)	(388)
Deferred expenses and intangible investments	(120)	(104)	(137)

	(3,523)	(3,633)	(195)

Cash flows from financing activities:
Loan proceeds and other long-term debt	1,767	2,045	1,144
Capital increases	—	—	—
Repayment of loans and other non-current liabilities	(391)	(714)	(288)
Changes in current financial assets and liabilities (b)	(1,102)	(2,388)	(4,758)
Subsidies received	41	47	96
Minority interest contributions	—	—	—
Provisions and other	(166)	(44)	(76)
Dividends paid	(752)	(634)	(476)

	(603)	(1,688)	(4,358)

Net change in cash and cash equivalents	111	52	(83)

Cash and cash equivalents at the beginning of the year (c)	247	195	278

Cash and cash equivalents at the end of the year (c)	358	247	195

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(a)	Interest and income tax payments made during 2004, 2003 and 2002 were as follows:

	Millions of Euros
	2004	2003	2002
Interest	501	905	1,535
Income taxes	1,744	110	143

(b)	As a result of the variations in the consolidated Group (see Note 1.f), and due to the translation differences recorded in the year, the following non-cash items are excluded in the accompanying statement of cash flows for the years 2004, 2003 and 2002:

	Millions of Euros
	2004	2003	2002
Other changes in operating assets and liabilities:
Consolidation of new companies	104	8	(402)
Translation differences .	0	4	(367)
Other non-cash changes in operating assets and liabilities	(36)	103	(286)

	68	115	(1,055)
Non-cash changes in current financial assets and liabilities	(1,502)	(1,997)	(833)

	(1,434)	(1,882)	(1,888)

(c)	For the purpose of the statement of cash-flows, Repsol YPF treats as cash and cash equivalents the balance of the "Cash on hand and at banks" caption, the related items of which have an original maturity at acquisition of less than 90 days.

Research and Development Costs

REPSOL YPF expenses research and development costs as incurred under both Spanish GAAP and U.S. GAAP. For the years ended December 31, 2004, 2003 and 2002, research and development expenses amounted to €7 million, €1 million and €6 million, respectively.

Classification differences and other

Extraordinary Income (Expense) and Other Income Classification Differences

As described in Note 18, in 2004, 2003, and 2002, under Spanish GAAP REPSOL YPF recorded as extraordinary results items that under U.S. GAAP would be recorded as operating revenues (expenses), except for gains on disposals of shareholdings relating to equity method and cost method investments, which are reflected as non-operating under U.S. GAAP, but which did not represent any material amounts for the years ended December 31, 2004, 2003 and 2002.

In addition, gains on sales of property, plant and equipment that are included in “Other operating revenues” under Spanish GAAP would not be classified as part of “Total operating revenues” under U.S. GAAP, although such gains would still be included in operating income.

Under Spanish GAAP, REPSOL YPF includes in both expenses and revenues the excise taxes on the products marketed by it. The amount of excise taxes included in revenues amounted to € 5,533 million, €5,626 million and €5,532 million in 2004, 2003 and 2002 respectively.

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

Proportional Integration

In 2003 the companies that were consolidated by the proportional consolidation method were the following: Refap S.A., Refinería de Petróleos de Manguinhos, Compañía Mega, Global Companies LLC, Pluspetrol Energy, S.A., Profértil S.A., Refinerías del Norte S.A., BPRY Caribbean Ventures LLC, Dubai Marine Areas Ltd. (DUMA), Repsol Occidental Corporation, Empresas Lipigas, S.A., Dynasol Elastómeros, S.A., and Gas Natural SDG, S.A.

In 2004 the companies that were consolidated by the proportional consolidation method were the following: Refap, S.A.; Refinería de Petróleos de Manguinhos; Compañía Mega; Pluspetrol Energy, S.A.; Profertil, S.A.; Refinerías del Norte, S.A.; BPRY Caribean Ventures LLC; Dubai Marine Areas Ltd. (DUMA); Repsol Occidental Corporation; Empresas Lipigas, S.A.; Dynasol Elastómeros, S.A., Gas Natural SDG, S.A., Atlantic 1 Holdings LLC y Atlantic 2/3 Holdings LLC.

Under U.S. GAAP, these entities would be accounted for under the equity method. The consolidation of these companies by the proportional consolidation method has no effect on net income or shareholders’ equity. The effect of the equity method would be to reduce (increase) the following financial statement captions by the following amounts (millions of Euros):

	Year Ended December, 31
	2004	2003
Total fixed and other noncurrent assets	1,809	1,139
Total current assets	1,792	1,218

Total assets	3,601	2,357

Total noncurrent liabilities	1,983	1,381
Total current liabilities	1,618	976
Total liabilities	3,601	2,357

	Year Ended December, 31
	2004	2003
Operating revenues	4,254	3,611
Operating expenses	2,811	3,107

Net income	1,443	504

Cash flow operating activities	816	679
Cash flow investing activities	(770)	(646)
Cash flow from financing activities	(10)	7

Net change in cash and cash equivalents	36	40

Significant Subsidiary

For the year ended December 31, 2004, Gas Natural SDG S.A. is considered to be a significant subsidiary of REPSOL YPF. The summarized financial information provided by this subsidiary to the Group, under Spanish GAAP, as of December 31, 2004 is as follows:

	December, 31
	2004	2003
Total fixed and other noncurrent assets	8,736	7,515
Total current assets	2,384	2,268

Total assets	11,120	9,783

Shareholders’ equity	4,546	4,224
Minority Interests	257	212
Total noncurrent liabilities	3,696	3,269
Total current liabilities	2,621	2,078

Total liabilities and shareholders’ equity	11,120	9,783

	Year Ended December, 31
	2004	2003
Operating Revenue	6,391	5,702
Operating Expense	5,492	4,903
Income before income tax and minority interests	910	776
Net income	620	555

New accounting standards

FASB Staff Position FAS 19-1, “Accounting for Suspended Well Costs”

In April 2005, the FASB staff issued this FASB Staff position (FSP) to provide guidance on the accounting for exploratory well costs. The FSP amends the guidance in FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, and applies to enterprises that use the successful efforts method of accounting. Statement 19 generally requires capitalized exploratory well costs to be expensed if the reserves cannot be classified as “proved” within one year following the completion of drilling. Exceptions to the general rule exist in situations where major capital expenditures (e.g., a trunk pipeline) are required before production can begin and additional exploration wells are necessary to justify these major capital expenditures. Questions have arisen as to whether there are other circumstances that would permit continued capitalization of exploratory well costs beyond one year.

The FSP provides that exploratory well costs should continue to be capitalized when (1) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (2) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. The FSP provides some indicators of whether an enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. In addition, the FSP requires certain additional disclosures, including the costs of exploratory wells capitalized for more than one year from the date of completion.

The FSP should be applied to the first reporting period beginning after April 4, 2005. The guidance in the FSP should be applied prospectively to existing and newly-capitalized exploratory well costs. Capitalization of exploratory well costs that previously were expensed is not permitted. Certain transitional disclosures are required for the period of adoption and the periods preceding the adoption of the FSP.

Repsol YPF believes that the initial application of the provisions of the FSP will not have a material impact on its financial position, cash flows or results of operations, and that it will not result in the write-off of any exploratory drilling costs.

EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”

In situations where companies enter into nonmonetary transaction to sell inventory to another company in the same line of business from which it also purchases inventory, the following two questions have arisen regarding how the guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, should be applied in these situations: (i) the circumstances, if any, under which two or more transactions between the counterparties should be aggregated (i.e., treated as one transaction) for purposes of applying the guidance in Opinion 29, and (ii) whether there are any circumstances under which a nonmonetary transaction involving two counterparties in the same line of business that are buying inventory from and selling inventory to each other would be recognized at fair value (instead of in accordance with the recorded amounts, as indicated in Opinion 29).

On March 2005, the EITF reached a tentative conclusion on a portion of this issue which clarifies that if an entity exchanges finished goods for either raw material or work-in-process inventory, and the inventory relates to the same line of business (considering the inventory classification approach it uses for financial reporting purposes), that exchange would be recognized at fair value.

On June 2005, the EITF reached a tentative conclusion on the remaining portion of this issue, establishing that inventory purchase and sales transactions with the same counterparty should be combined for accounting purposes if they were entered into in contemplation of each other. For purposes of evaluating whether or not they were entered into in contemplation of each other, the following indicators will be considered: (i) whether the counterparties involved in the transactions have a legal right to offset their respective obligations to each other, (ii) whether the counterparties enter into the transactions simultaneously, (iii) whether the terms of the transactions are off-market, and (iv) whether there is certainty that a reciprocal transaction will occur with the same counterparty.

The FASB staff will be posting the tentative conclusion reached at this meeting on the FASB website for purposes of receiving feedback from constituents on whether the tentative conclusion is operational. The effective date included in the tentative conclusion is for transactions completed in reporting periods beginning after December 15, 2005, but it would also apply to arrangements already in place at that point in time as. Any amounts related to the transactions covered by this issue that are included in inventory upon a company’s initial application of the guidance would not be adjusted. Repsol YPF does not anticipate that the adoption of the tentative conclusions in EITF 04-13 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 123 (Revised 2004):Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2005. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

Staff Accounting Bulletin No. 107, Share-Based Payment

On March 29, 2005, the SEC issued Staff Accounting Bulletin Topic 14, “Share-Based Payment” (SAB 107). SAB 107 assists registrants in their implementation of FASB Statement No. 123(R), Share-Based Payment, and does not change any of the requirements therein.

Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

EITF Issue No. 01-08—Determining Whether an Arrangement Contains a Lease

In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The application of this EITF has not had any effect on the Company’s financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 151: Inventory Costs – An Amendment of ARB No. 43, Chapter 4

On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Cost, a revision of ARB No. 43, Chapter 4”. The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities.

SFAS No. 151 will be applicable to valuation of inventories by the end of the first reporting period ending after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29”, which amends Accounting Principles Board Opinion No. 29 “Accounting for Nonmonetary Transactions”. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

SFAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. Repsol YPF does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

FASB Staff Position FAS 142-2, “Application of FASB Statement No. 142, Goodwill and Other Intangible Assets, to Oil- and Gas-Producing Entities”

Effective in 2004, Repsol YPF adopted FASB Staff Position FAS 142-2, “Application of FASB Statement No. 142, Goodwill and Other Intangible Assets, to Oil- and Gas-Producing Entities” (“FSP FAS 142-2”). FSP FAS 142-2 states drilling and mineral rights of oil- and gas-producing entities are excluded from Statement of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”), and accordingly, should not be classified as intangible assets rather than oil and gas properties. The adoption of FSP FAS 142-2 did not have an effect on Repsol YPF’s financial position, cash flows or results of operations.

FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, because FASB Statement No. 143, Accounting for Asset Retirement Obligations, has been inconsistently applied in practice. An asset retirement obligation is conditional when either the timing or the method of settling the obligation (or both) is conditioned on a future event. However, many companies have not recorded a liability, concluding that either (1) the conditional nature of the obligation does not create a liability until the retirement activity occurs or (2) the timing and/or the method of settling the obligation is unknown.

The Interpretation concludes otherwise, indicating that no tangible asset can last forever (e.g., a building will eventually collapse). If required legally, an obligation associated with the asset’s retirement is inevitable even though uncertainties exist about the timing and/or method of settling the obligation. According to the Interpretation, these uncertainties affect the fair value of the liability, rather than obviate the need to record one at all. Additionally, the ability of a company to postpone indefinitely settlement of the obligation, or to sell the asset prior to its retirement, does not relieve a company of its present duty to settle the obligation. Therefore, conditional asset retirement obligations are within the scope of Statement 143 and the Company must recognize the corresponding liability if its fair value can be reasonably estimated.

Interpretation No. 47 is effective for fiscal years ending after December 15, 2005, and early adoption is encouraged. Repsol YPF believes that the initial application of the provisions of this Interpretation will not have a material impact on its financial position, cash flows or results of operations.

SEC Adopts Amendments to Form 20-F Related to the First-Time Adoption of International Financial Reporting Standard

On April 13, 2005, the SEC adopted amendments that will affect foreign private issuers that change their basis of accounting to international accounting standards, known as International Financial Reporting Standards (IFRS). These amendments provide an accommodation to issuers that change their basis of accounting to IFRS prior to or for the 2007 financial year to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS in annual reports and registration statements filed during the first year in which they adopt IFRS. The amendments also require certain disclosures from all foreign private issuers that adopt IFRS for the first time during any financial year.

SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

In May 2005 the FASB published SFAS No. 154, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement only when it does not include specific transition provisions.

Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

This Statement carries forward without change the guidance contained in Opinion 20: (i) for reporting the correction of an error in previously issued financial statements, (ii) for a change in accounting estimate, and (iii) requiring justification of a change in accounting principle on the basis of preferability.

Repsol YPF believes that the initial application of the provisions of this Standard will not have a material impact on its financial position, cash flows or results of operations.

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

Balance sheets as of December 31, 2004 and 2003

December 31, 2004

	Millions of Euros
	REPSOL YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
ASSETS
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses	1	—	—	—	1
Intangible assets	17	—	1,394	(66)	1,345
Property, plant and equipment	547	—	16,808	2,322	19,677
Holdings in companies carried by the equity method	15,452	516	289	(15,875)	382
Loans to group companies	—	4,169	3,616	(7,785)	—
Other financial investments	2,013	44	2,649	(2,850)	1,856
Goodwill	—	—	821	1,856	2,677
Deferred expenses	8	13	864	(6)	879

Total fixed and other non current assets	18,038	4,742	26,441	(22,404)	26,817

CURRENT ASSETS
Inventories	6	—	2,661	(15)	2,652
Accounts receivable	840	13	6,609	(2,063)	5,399
Short term loans to group companies	810	2,694	4,960	(8,464)	—
Other financial accounts	2,240	114	1,644	77	4,075

Total Current Assets	3,896	2,821	15,874	(10,465)	12,126

TOTAL ASSETS	21,934	7,563	42,315	(32,869)	38,943

SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Capital stock	1,221	280	11,903	(12,183)	1,221
Paid-in surplus	6,428	284	—	(284)	6,428
Reserves in parent company	4,144	388	5,436	(5,824)	4,144
Reserves in consolidated companies	6,240	83	929	(1,012)	6,240
Translation differences	(5,133)	(219)	(3,642)	3,861	(5,133)
Net income/(loss) for the year	1,950	203	2,754	(2,957)	1,950
Less-Interim dividend paid during the year	(305)	—	(584)	584	(305)

Total Shareholders’ equity	14,545	1,019	16,796	(17,815)	14,545

Provisions	226	—	2,029	(111)	2,144
Minority interests	—	—	430	3,606	4,036
Non interest bearing liabilities	298	4	3,121	(615)	2,808
Long-term loans from group companies	3,849	—	3,405	(7,254)	—
Medium-term notes	—	4,075	—	—	4,075
Other long-term loans	92	—	1,870	(25)	1,937

SHORT-TERM LIABILITIES
Commercial paper	—	1,144	—	—	1,144
Short-term loans from group companies	2,223	1,174	5,558	(8,955)	—
Other short-term loans	233	146	1,630	1,425	3,434
Other current liabilities	468	1	7,476	(3,125)	4,820

Total Short-term Liabilities	2,924	2,465	14,664	(10,655)	9,398

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	21,934	7,563	42,315	(32,869)	38,943

December 31, 2003

	Millions of Euros
	REPSOL YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
ASSETS
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses	23	—	—	—	23
Intangible assets	48	—	1,028	(84)	992
Property, plant and equipment	537	—	16,109	2,825	19,471
Holdings in companies carried by the equity method	16,278	492	460	(16,653)	577
Loans to group companies	—	6,866	3,866	(10,732)	—
Other financial investments	1,742	56	2,142	(2,132)	1,808
Goodwill	—	—	555	1,941	2,496
Deferred expenses	12	13	633	4	662

Total fixed and other non current assets	18,640	7,427	24,793	(24,831)	26,029

CURRENT ASSETS
Inventories	6	—	2,116	(13)	2,109
Accounts receivable	546	7	5,576	(1,547)	4,582
Short term loans to group companies	1,657	1,377	3,602	(6,636)	—
Other financial accounts	1,503	239	3,532	39	5,313

Total Current Assets	3,712	1,623	14,826	(8,157)	12,004

TOTAL ASSETS	22,352	9,050	39,619	(32,988)	38,033

SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Capital stock	1,221	280	11,905	(12,185)	1,221
Paid-in surplus	6,428	284	—	(284)	6,428
Reserves in parent company	3,917	364	5,447	(5,811)	3,917
Reserves in consolidated companies	4,940	97	686	(783)	4,940
Translation differences	(4,650)	(141)	(3,200)	3,341	(4,650)
Net income for the year	2,020	53	2,451	(2,504)	2,020
Interim dividend paid during the year	(244)	—	(510)	510	(244)

Total Shareholders’ equity	13,632	937	16,779	(17,716)	13,632

Provisions	65	—	1,468	(79)	1,454
Minority interests	—	—	415	3,639	4,054
Non interest bearing liabilities	327	5	2,130	(208)	2,254
Long-term loans from group companies	7,003	—	3,475	(10,478)	—
Medium-term notes	—	1,230	—	—	1,230
Other long-term loans	189	3,075	1,960	—	5,224

SHORT-TERM LIABILITIES
Commercial paper	—	—	—	—	—
Short-term loans from group companies	615	1,876	3,976	(6,467)	—
Other short-term loans	39	1,913	2,211	206	4,369
Other current liabilities	482	14	7,205	(1,885)	5,816

Total Short-term Liabilities	1,136	3,803	13,392	(8,146)	10,185

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	22,352	9,050	39,619	(32,988)	38,033

Consolidated statements of income for the years ended December 31, 2004, 2003 and 2002:

	Millions of Euros
2004	REPSOL YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
OPERATING REVENUES
Sales	—	—	55,840	(15,255)	40,585
Other	1,071	—	1,478	(1,445)	1,104

Total Operating Revenues	1,071	—	57,318	(16,700)	41,689

OPERATING EXPENSES
Materials consumed	(309)	—	(41,817)	14,468	(27,658)
Personnel expenses	(140)	—	(1,096)	—	(1,236)
Taxes other than income taxes	—	—	(3,348)	1,992	(1,356)
Outside work, supplies and services	(406)	(5)	(3,217)	205	(3,423)
Transport and freight	(44)	—	(1,073)	44	(1,073)
Depreciation, depletion and amortization	(67)	—	(2,104)	(225)	(2,396)

Total Operating Expenses	(966)	(5)	(52,655)	16,484	(37,142)

OPERATING INCOME	105	(5)	4,663	(216)	4,547

FINANCIAL INCOME (EXPENSE)
Dividends	—	56	233	(287)	2
Interest income	10	346	494	(511)	339
Interest expense	(356)	(307)	(769)	711	(721)
Other financial income/(expense)	79	2	120	(108)	93

Total Financial Income (Expense)	(267)	97	78	(195)	(287)

EXTRAORDINARY EXPENSE	(195)	—	(522)	35	(682)

GOODWILL AMORTIZATION	—	—	(37)	(139)	(176)

EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES	1,744	123	61	(1,841)	87

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS	1,387	215	4,243	(2,356)	3,489

INCOME TAX	563	(12)	(1,458)	(402)	(1,309)

MINORITY INTERESTS	—	—	(31)	(199)	(230)

NET INCOME	1,950	203	2,754	(2,957)	1,950

	Millions of Euros
2003	REPSOL YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
OPERATING REVENUES
Sales	—	—	49,740	(13,671)	36,069
Other	784	—	1,163	(810)	1,137

Total Operating Revenues	784	—	50,903	(14,481)	37,206

OPERATING EXPENSES
Materials consumed	(202)	—	(36,549)	12,138	(24,613)
Personnel expenses	(117)	—	(994)	—	(1,111)
Taxes other than income taxes	(1)	—	(3,363)	2,209	(1,155)
Outside work, supplies and services	(322)	(5)	(3,150)	118	(3,359)
Transport and freight	(18)	—	(863)	18	(863)
Depreciation, depletion and amortization	(77)	—	(1,911)	(257)	(2,245)

Total Operating Expenses	(737)	(5)	(46,830)	14,226	(33,346)

OPERATING INCOME	47	(5)	4,073	(255)	3,860

INTEREST INCOME (EXPENSE)
Dividends	—	—	169	(164)	5
Interest income	29	400	434	(440)	423
Interest expense	(406)	(360)	(697)	604	(859)
Other financial income/(expense)	2	(13)	111	(69)	31

Total Interest Income (Expense)	(375)	27	17	(69)	(400)

EXTRAORDINARY EXPENSE	40	(1)	(305)	112	(154)

GOODWILL AMORTIZATION	—	—	(34)	(140)	(174)

SHARE IN THE INCOME OF COMPANIES CARRIED BY THE EQUITY METHOD	1,527	41	76	(1,498)	146

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS	1,239	62	3,827	(1,850)	3,278

INCOME TAX	781	(9)	(1,351)	(469)	(1,048)

INCOME ATTRIBUTED TO MINORITY INTERESTS	—	—	(25)	(185)	(210)

NET INCOME	2,020	53	2,451	(2,504)	2,020

	Millions of Euros
2002	REPSOL YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
OPERATING REVENUES
Sales	—	—	46,898	(11,343)	35,555
Other	380	—	1,221	(666)	935

Total Operating Revenues	380	—	48,119	(12,009)	36,490

OPERATING EXPENSES
Materials consumed	(6)	—	(34,858)	10,666	(24,198)
Personnel expenses	(86)	—	(986)	(89)	(1,161)
Taxes other than income taxes	—	—	(3,170)	2,131	(1,039)
Outside work, supplies and services	(221)	(5)	(3,005)	(74)	(3,305)
Transport and freight	(7)	—	(825)	(6)	(838)
Depreciation, depletion and amortization	(64)	—	(2,071)	(491)	(2,626)

Total Operating Expenses	(384)	(5)	(44,915)	12,137	(33,167)

OPERATING INCOME	(4)	(5)	3,204	128	3,323

INTEREST INCOME (EXPENSE)
Dividends	—	—	7	1	8
Interest income	361	482	118	(337)	624
Interest expense	(848)	(435)	(308)	209	(1,382)
Other financial income/(expense)	56	(4)	185	(273)	(36)

Total Interest Income (Expense)	(431)	43	2	(400)	(786)

EXTRAORDINARY EXPENSE	1,728	(14)	(154)	(912)	648

GOODWILL AMORTIZATION	—	—	(59)	(241)	(300)

SHARE IN THE INCOME OF COMPANIES CARRIED BY THE EQUITY METHOD	(164)	(90)	(96)	315	(35)

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS	1,129	(66)	2,897	(1,110)	2,850

INCOME TAX	823	(21)	(300)	(1,066)	(564)

INCOME ATTRIBUTED TO MINORITY INTERESTS	—	—	(8)	(326)	(334)

NET INCOME	1,952	(87)	2,589	(2,502)	1,952

Consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002

2004	Consolidated Repsol YPF, S.A.	Consolidated RIF	Rest of companies	Consolidated Adjustments	Total
CONSOLIDATED STATEMENT OF CASH FLOWS
Cash flows from operating activities
Net income	1,950	203	2,754	(2,957)	1,950
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	67	—	2,141	364	2,572
Provisions, net	161	—	660	(65)	756
Minority interests, net of tax	—	—	31	199	230
Gain on assets disposals	—	—	(4)	(17)	(21)
Deferred taxes and other	102	(101)	(175)	54	(120)

	2,280	102	5,407	(2,422)	5,367
Changes in operating working capital	(209)	(20)	(1,275)	374	(1,130)

	2,071	82	4,132	(2,048)	4,237

Cash flows from investing activities
Investments	(460)	(5)	(4,171)	852	(3,784)
Proceeds from disposals	11	2,420	1,002	(3,172)	261

	(449)	2,415	(3,169)	(2,320)	(3,523)

Cash flows from financing activities
Loans proceeds and other long-term debt	4,510	75	1,956	(4,774)	1,767
Capital increases	—	—	13	(13)	—
Repayment of loans and other non-current liabilities	(7,504)	—	(176)	7,289	(391)
Changes in current financial assets and liabilities	1,894	(2,572)	(30)	(394)	(1,102)
Subsidies, provisions and other	27	—	(123)	(29)	(125)
Dividends paid	(549)	—	(2,492)	2,289	(752)

	(1,622)	(2,497)	(852)	4,368	(603)

Net change in cash and cash equivalents	—	—	111	—	111

Cash and cash equivalents at the beginning of the year	—	—	247	—	247

Cash and cash equivalents at the end of the year	—	—	358	—	358

	Millions of Euros
2003	Consolidated Repsol YPF, S.A.	Consolidated RIF	Rest of companies	Consolidating Adjustments	Total
Cash flows from operating activities
Net income	2,020	53	2,451	(2,504)	2,020
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	77	—	1,911	431	2,419
Provisions, net	22	—	441	(203)	260
Minority interests, net of tax	—	—	25	185	210
Gain on assets disposals	(36)	—	(5)	(15)	(56)
Deferred taxes and other	(253)	(15)	(1,041)	933	(376)

	1,830	38	3,782	(1,173)	4,477
Changes in operating working capital	82	(6)	2,337	(1,517)	896

	1,912	32	6,119	(2,690)	5,373

Cash flows from investing activities
Investments	(398)	(36)	(3,760)	333	(3,861)
Proceeds from disposals	50	—	854	(676)	228

	(348)	(36)	(2,906)	(343)	(3,633)

Cash flows from financing activities
Loans proceeds and other long-term debt	2,157	—	1,065	(1,177)	2,045
Capital increases	—	—	95	(95)	—
Repayment of loans and other non-current liabilities	(2,807)	(427)	(158)	2,678	(714)
Changes in current financial assets and liabilities	(555)	431	(1,898)	(366)	(2,388)
Subsidies, provisions and other	81	—	153	(231)	3
Dividends paid	(440)	—	(2,418)	2,224	(634)

	(1,564)	4	(3,161)	3,033	(1,688)

Net change in cash and cash equivalents	—	—	52	—	52

Cash and cash equivalents at the beginning of the year	—	—	195	—	195

Cash and cash equivalents at the end of the year	—	—	247	—	247

	Millions of Euros
2002	Consolidated Repsol YPF, S.A.	Consolidated RIF	Rest of companies	Consolidating Adjustments	Total
Cash flows from operating activities
Net income	1,952	(87)	2,793	(2,706)	1,952
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	64	—	2,406	456	2,926
Provisions, net	(159)	10	361	480	692
Minority interests, net of tax	—	—	(14)	348	334
Gain on assets disposals	(1,413)	—	(408)	551	(1,270)
Deferred taxes and other	913	163	46	(933)	189

	1,357	86	5,184	(1,804)	4,823
Changes in operating working capital	(117)	8	(726)	(135)	(970)

	1,240	94	4,458	(1,939)	3,853

Cash flows from investing activities
Investments	(1,459)	—	(2,678)	1,384	(2,753)
Proceeds from disposals	2,156	688	1,573	(1,893)	2,524

	697	688	(1,105)	(509)	(229)

Cash flows from financing activities
Loans proceeds and other long-term debt	1,476	—	679	(1,011)	1,144
Capital increases	—	—	532	(532)	—
Repayment of loans and other non-current liabilities	(3,108)	(556)	(1,565)	4,941	(288)
Changes in current financial assets and liabilities	(1,119)	(226)	673	(3,936)	(4,608)
Subsidies, provisions and other	997	—	(1,616)	1,044	425
Dividends paid	(183)	—	(2,139)	1,942	(380)

	(1,937)	(782)	(3,436)	2,448	(3,707)

Net change in cash and cash equivalents	—	—	(83)	—	(83)

Cash and cash equivalents at the beginning of the year	—	—	278	—	278

Cash and cash equivalents at the end of the year	—	—	195	—	195

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

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
As of December 31, 2004

Costs capitalized to assets with proved reserves	21,669	274	1,007	16,863	3,510	15
Costs capitalized to assets with unproved reserves	726	—	21	265	423	17

	22,395	274	1,028	17,128	3,933	32

Auxiliary equipment and facilities	1,150	48	278	266	558	—

Total capitalized costs	23,545	322	1,306	17,394	4,491	32
Accumulated depreciation and allowances	(13,634)	(318)	(833)	(11,005)	(1,474)	(4)

Net amounts	9,911	4	473	6,389	3,017	28

As of December 31, 2003

Costs capitalized to assets with proved reserves	22,696	272	1,077	17,430	3,878	39
Costs capitalized to assets with unproved reserves	913	2	26	459	404	22

	23,609	274	1,103	17,889	4,282	61

Auxiliary equipment and facilities	791	48	245	284	214	—

Total capitalized costs	24,400	322	1,348	18,173	4,496	61
Accumulated depreciation and allowances	(13,515)	(317)	(836)	(10,941)	(1,417)	(4)

Net amounts	10,885	5	512	7,232	3,079	57

As of December 31, 2002

Costs capitalized to assets with proved reserves	25,213	270	1,241	20,520	3,161	21
Costs capitalized to assets with unproved reserves	679	—	—	372	286	21

	25,892	270	1,241	20,892	3,447	42

Auxiliary equipment and facilities	1,004	48	290	317	348	1

Total capitalized costs	26,896	318	1,531	21,209	3,795	43
Accumulated depreciation	(14,815)	(302)	(937)	(12,440)	(1,130)	(6)

Net amounts	12,081	16	594	8,769	2,665	37

Costs incurred

The Costs incurred represent amounts capitalized or expensed during the year relating to acquisitions of assets with oil and gas reserves and exploration and development activities, including amounts financed by the State (see Note 2.c.3).

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2004
Acquisitions of assets with proved reserves	19	—	—	—	19	—
Acquisitions of assets with unproved reserves	2	—	—	—	—	2
Exploration costs	309	13	77	75	112	32
Development costs .	853	2	51	553	244	3

	1,183	15	128	628	375	37

2003
Acquisitions of assets with proved reserves	1,182	—	3	—	1,179	—
Acquisitions of assets with unproved reserves	145	—	—	—	139	6
Exploration costs	266	13	49	73	64	67
Development costs .	892	2	51	546	292	1

	2,485	15	103	619	1,674	74

2002
Acquisitions of assets with proved reserves	—	—	—	—	—	—
Acquisitions of assets with unproved reserves	1	—	—	—	—	1
Exploration costs	193	25	31	56	53	28
Development costs .	961	(2)	53	607	302	1

	1,155	23	84	663	355	30

Results of operations of oil and gas production activities

The following table shows the revenues and expenses associated directly with the Group’s oil and gas production activities. It does not include any allocation of the financial costs or general expenses and, therefore, is not necessarily indicative of the contribution to consolidated net earnings of the Company’s oil and gas activities.

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2004

Revenues
Sales to unaffiliated parties	1,830	—	168	680	977	5
Sales to affiliated parties	3,961	43	468	3,061	389	—
Other revenues	61	5	26	—	18	12

Total revenues	5,852	48	662	3,741	1,384	17

Production costs (1)	(1,801)	(10)	(207)	(1,092)	(489)	(3)
Exploration expenses	(310)	(3)	(81)	(71)	(113)	(42)
Other operating expenses	(132)	(7)	(2)	(67)	(55)	(1)
Depreciation and amortization	(1,232)	(4)	(65)	(877)	(284)	(2)

Income (Loss) before taxes and charges	2,377	24	307	1,634	443	(31)

Taxes and charges (2)	(1,064)	(9)	(113)	(775)	(168)	1

Results of oil and gas producing activities (3)	1,313	15	194	859	275	(30)

(1)	Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina of €966 million, transport and other costs of €164 million.
(2)	The effective rate applicable to the income from oil and gas producing activities in Argentina, disregarding the effect of the goodwill amortization, would be 41.6% in 2004.
(3)	The results do not include a revenue of €208 million relating to the partial reversal of the provision recorded in prior years as a result of the comparison between market value (cash flows, discounted as appropriate), from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas from each field owned by the Company at year-end and the net book value of the corresponding assets (see Note 18).

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2003

Revenues
Sales to non-group companies	1,768	—	148	583	1,030	7
Sales to group companies	3,647	39	447	3,077	84	—
Other revenues	38	5	28	—	5	—

Total revenues	5,453	44	623	3,660	1,119	7

Production costs (1)	(1,684)	(16)	(189)	(1,097)	(379)	(3)
Exploration expenses	(192)	(16)	(33)	(48)	(54)	(41)
Other operating expenses	(107)	(12)	(6)	(58)	(31)	—
Depreciation and amortization expenses	(1,218)	(20)	(78)	(887)	(231)	(2)

Income (Loss) before taxes and charges	2,252	(20)	317	1,570	424	(39)

Taxes and charges (2)	(1,033)	1	(100)	(761)	(173)	—

Results of oil and gas producing activities (3)	1,219	(19)	217	809	251	(39)

(1)	Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina of €953 million, transport and other costs totaling €78 million.

(2)	The effective rate applicable to the income from oil and gas producing activities in Argentina, disregarding the effect of the goodwill amortization, would be 41.1% in 2003.
(3)	The results do not include a revenue of €275 million relating to the partial reversal of the allowances recorded in prior years as a result of the comparison between market value (cash flows, discounted as appropriate), from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas from each field owned by the Company at year-end and the net book value of the corresponding assets (see Note 18).

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2002

Revenues
Sales to unaffiliated parties	1,365	17	153	470	719	6
Sales to affiliated parties	3,691	93	463	3,061	74	—
Other revenues	24	4	26	—	2	(8)

Total revenues	5,080	114	642	3,531	795	(2)

Production costs (1)	(1,299)	(2)	(139)	(959)	(196)	(3)
Exploration expenses	(275)	(69)	(29)	(50)	(95)	(32)
Other operating expenses	(61)	(12)	—	(30)	(19)	—
Depreciation and amortization	(1,291)	(35)	(71)	(979)	(204)	(2)

Income (Loss) before taxes and charges	2,154	(4)	403	1,513	281	(39)

Taxes and charges	(980)	24	(226)	(615)	(167)	4

Results of oil and gas producing activities (2)	1,174	20	177	898	114	(35)

(1)	Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina of €635 million, transport and other costs of €78 million.
(2)	The results figure does not include €410 million relating to the provision recorded as a result of the comparison between market value and cash flows, discounted as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas from each field owned by the Company at year-end and the net book value of the assets allocated to them (see Note 18).

Estimated proved net developed and undeveloped reserves of hydrocarbons

The tables below reflect the net developed and undeveloped proved reserves of crude oil, condensed oil and LPG and natural gas as of December 31, 2002, 2003 and 2004, and the variations therein.

Over the three years 2002, 2003 and 2004, all the companies reserves were independently revised by the independent engineers Gaffney, Cline & Associates, DeGolyer and MacNaughton and Ryder Scott. The proportion of net proved reserves of crude oil, condensed oil, LPG and natural gas revised in each year in 2002, 2003 and 2004, were, respectively, 31%, 30% and 39%. The other proved reserves in each year were estimated by the Company in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board which govern stock market information practices in the U.S.A In accordance with these rules, proved oil and gas reserves are the estimated quantities of crude oil, condensed oil, LPG and natural gas that geological and engineering information indicate with reasonable certainty can be extracted from known fields in future years under existing economic and operating conditions, such as prices and costs as of the date of the estimates. Only price changes specified under current contractual agreements may be factored in. Price changes may not be estimated based on possible future conditions.

Proved developed and undeveloped reserves of crude oil, condensed oil and L.P.G.:

	Thousands of Barrels
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at December 31, 2001	2,294,988	6,962	203,964	1,487,696	378,478	217,888

Revision of previous estimates	13,070	(1,244)	(1,017)	8,920	5,655	756
Increase due to improvements in recovery techniques	31,313	—	—	29,369	1,944	—
Extensions and discoveries	54,178	—	7,969	33,411	12,798	—
Purchase (Sale) of reserves	(161,621)	307	—	—	50,742	(212,670)
Production	(213,232)	(1,783)	(22,183)	(159,795)	(29,452)	(19)

Reserves at December 31, 2002 (1)	2,018,696	4,242	188,733	1,399,601	420,165	5,955

Revision of previous estimates	(43,948)	1,231	7,056	(25,346)	(26,351)	(538)
Increase due to improvements in recovery techniques	35,052	—	1,154	33,898	—	—
Extensions and discoveries	39,147	—	1,931	23,863	13,353	—
Purchase of reserves	49,742	981	577	—	48,184	—
Production	(216,958)	(1,481)	(22,080)	(157,672)	(35,713)	(12)

Reserves at December 31, 2003 (2)	1,881,731	4,974	177,370	1,274,343	419,638	5,405

Revision of previous estimates	(42,058)	147	(9,824)	(40,800)	8,414	5
Increase due to improvements in recovery techniques	19,239	—	—	17,761	1,478	—
Extensions and discoveries	26,090	—	4,219	10,041	5,534	6,296
Purchase of reserves	11,201	—	—	—	11,201	—
Sale of reserves	(5,371)	—	—	—	—	(5,371)
Production	(207,642)	(1,373)	(20,318)	(146,096)	(39,848)	(7)

Reserves at December 31, 2004 (3)	1,683,190	3,748	151,447	1,115,249	406,417	6,328

Proved developed reserves of crude oil, condensed oil and L.P.G.:

At December 31, 2001	1,768,399	6,962	173,407	1,203,217	202,521	182,292
At December 31, 2002	1,526,201	3,115	144,886	1,153,642	224,495	63
At December 31, 2003	1,412,270	4,974	136,361	1,049,868	221,012	55
At December 31, 2004	1,310,538	3,749	119,038	911,017	276,702	32

(1)	Includes 73,258,000 barrels of crude oil relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Includes 67,123,000 barrels of crude oil relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Includes 76,118,000 barrels of crude oil relating to the minority interests of Empresa Petrolera Andina, S.A.

Proved developed and undeveloped reserves of natural gas:

	Natural Gas in Millions of Cubic Feet
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at December 31, 2001	18,592,563	—	452,060	10,122,647	7,475,622	542,234
Revision of previous estimates	400,702	4,852	(76,734)	(136,319)	604,378	4,525
Increase due to improvements in recovery techniques	95	—	—	95	—	—
Extensions and discoveries	471,322	—	(11,943)	15,371	467,894	—
Purchase (Sale) of reserves	(406,132)	—	—	—	84,156	(490,288)
Production	(852,771)	(4,852)	(40,288)	(569,911)	(236,221)	(1,499)

Reserves at December 31, 2002 (1)	18,205,779	—	323,095	9,431,883	8,395,829	54,972

Revision of previous estimates	(444,811)	—	12,193	(549,125)	96,430	(4,309)
Increase due to improvements in recovery techniques	298	—	—	298	—	—
Extensions and discoveries	854,380	—	12,318	16,000	826,062	—
Purchase (Sale) of reserves	2,428,750	—	—	—	2,428,750	—
Production	(1,102,736)	—	(37,022)	(672,402)	(391,911)	(1,401)

Reserves at December 31, 2003 (2)	19,941,659	—	310,584	8,226,655	11,355,159	49,262

Revision of previous estimates	(1,014,039)	—	(44,585)	(595,359)	(374,358)	263
Increase due to improvements in recovery techniques	2,042	—	—	2,042	—	—
Extensions and discoveries	523,103	—	—	108,625	410,309	4,169
Purchase of reserves	29,073	—	—	—	29,073	—
Sale of reserves	(44,875)	—	—	—	—	(44,875)
Production	(1,229,851)	—	(25,963)	(730,493)	(472,808)	(587)

Reserves at December 31, 2004 (3)	18,207,112	—	240,036	7,011,470	10,947,375	8,232

Proved developed reserves of natural gas:

At December 31, 2001	11,500,900	—	355,422	7,872,247	3,107,935	165,296
At December 31, 2002	11,506,823	—	216,879	7,295,177	3,986,509	8,258
At December 31, 2003	10,182,222	—	192,043	5,692,275	4,290,893	7,011
At December 31, 2004	12,077,379	—	140,658	5,124,022	6,808,636	4,063

(1)	Includes 3,082,192 million cubic feet of gas relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Includes 3,028,086 million cubic feet of gas relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Includes 3,062,026 million cubic feet of gas relating to the minority interests of Empresa Petrolera Andina, S.A.

Proved developed and undeveloped reserves of crude oil, condensed oil and L.P.G. and natural gas:

	Thousands of Barrels of Crude Oil
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at December 31, 2001	5,606,220	6,962	284,474	3,290,483	1,709,844	314,457

Revision of previous estimates	84,433	(380)	(14,683)	(15,358)	113,292	1,562
Increase due to improvements in recovery techniques	31,330	—	—	29,386	1,944	—
Extensions and discoveries	138,117	—	5,842	36,148	96,127	—
Purchase (Sale) of reserves	(233,951)	307	—	—	65,730	(299,988)
Production	(365,106)	(2,647)	(29,358)	(261,293)	(71,522)	(286)

Reserves at December 31, 2002 (1)	5,261,043	4,242	246,275	3,079,366	1,915,415	15,745

Revision of previous estimates	(123,167)	1,231	9,227	(123,142)	(9,177)	(1,306)
Increase due to improvements in recovery techniques	35,105	—	1,154	33,951	—	—
Extensions and discoveries	191,307	—	4,125	26,712	160,470	—
Purchase (Sale) of reserves	482,288	981	577	—	480,730	—
Production	(413,349)	(1,481)	(28,673)	(277,423)	(105,510)	(262)

Reserves at December 31, 2003 (2)	5,433,228	4,974	232,684	2,739,464	2,441,928	14,178

Revision of previous estimates	(222,654)	147	(17,765)	(146,830)	(58,257)	51
Increase due to improvements in recovery techniques	19,602	—	—	18,124	1,478	—
Extensions and discoveries	119,251	—	4,219	29,386	78,608	7,038
Purchase of reserves	16,378	—	—	—	16,378	—
Sale of reserves	(13,363)	—	—	—	—	(13,363)
Production	(426,671)	(1,373)	(24,942)	(276,193)	(124,052)	(111)

Reserves at December 31, 2004 (3)	4,925,771	3,748	194,196	2,363,951	2,356,083	7,793

Proved developed reserves of crude oil, condensed oil and L.P.G. and natural gas:

At December 31, 2001	3,816,645	6,962	236,706	2,605,220	756,027	211,730
At December 31, 2002	3,575,502	3,115	183,511	2,452,873	934,470	1,534
At December 31, 2003	3,225,666	4,974	170,562	2,063,630	985,195	1,304
At December 31, 2004	3,461,450	3,749	144,088	1,823,576	1,489,282	755

(1)	Includes 622,180,000 barrels of crude oil relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Includes 606,408,000 barrels of crude oil relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Includes 621,447,000 barrels of crude oil relating to the minority interests of Empresa Petrolera Andina, S.A.

Present value of future net revenues

The estimate of future net revenues was performed in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board which govern stock market information practices in the U.S.A The method to be applied is the impartiality or fairness method and is the result of applying current oil and gas prices (considering price changes only by contractual agreement) to estimated future production of proved reserves of oil and gas as of the date of the last balance sheet filed, less the estimated future costs (based on current costs) to be incurred in the development and production of proved reserves, assuming the continuation of current economic conditions.

Future production costs were estimated on the basis of actual costs borne in 2003 and 2004. Future development costs were calculated on the basis of technical studies conducted by Repsol YPF and by the operators holding joint title with Repsol YPF. The taxes projected for each of the future years were determined by applying the applicable nominal tax rate, reduced by the tax benefits available to the Company in each of the years. The interest rate used to discount the future net revenues was 10%.

The present value of the future net revenues estimated on the basis of the aforementioned assumptions, applying the principle of impartiality is not intended to be interpreted, and should not be interpreted, as the fair value of the Group’s oil and gas reserves. An estimation of the fair value of these reserves should also include the future exploitation of reserves not yet classified as proved reserves, possible changes in future prices and costs and a discount rate which represents the value of money over time at the calculation date and the uncertainties inherent to estimating the reserves.

The following table shows the present value of the future net revenues relating to proved oil and gas reserves, calculated on the basis of the aforementioned assumptions.

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At December 31, 2002
Future cash flows	65,827	1,234	5,824	38,364	19,950	455
Future production and development costs	(20,000)	(467)	(1,476)	(9,675)	(8,112)	(270)

Future net cash flows before income taxes	45,827	767	4,348	28,689	11,838	185
Future income tax expense	(15,141)	(122)	(1,024)	(9,389)	(4,516)	(90)

Future net cash flows after income taxes	30,686	645	3,324	19,300	7,322	95
Effect of discounting at 10%	(14,370)	(544)	(1,428)	(8,248)	(4,116)	(34)

Present Value	16,316	101	1,896	11,052	3,206	61

At December 31, 2003
Future cash flows	57,133	390	4,570	29,854	22,044	275
Future production, development and abandonment costs	(17,019)	(236)	(1,221)	(8,213)	(7,223)	(126)

Future net cash flows before income taxes	40,114	154	3,349	21,641	14,821	149
Future income tax expense	(14,057)	(22)	(727)	(6,957)	(6,298)	(53)

Future net cash flows after income taxes	26,057	132	2,622	14,684	8,523	96
Effect of discounting at 10%	(11,873)	(39)	(1,026)	(5,982)	(4,777)	(49)

Present Value (1)	14,184	93	1,596	8,702	3,746	47

At December 31, 2004
Future cash flows	59,825	451	5,450	32,181	21,726	17
Future production, development and abandonment costs	(20,407)	(262)	(1,803)	(9,932)	(8,408)	(2)

Future net cash flows before income taxes	39,418	189	3,647	22,249	13,318	15
Future income tax expense	(13,462)	(29)	(669)	(7,028)	(5,730)	(6)

Future net cash flows after income taxes	25,956	160	2,978	15,221	7,588	9
Effect of discounting at 10%	(11,069)	(53)	(1,088)	(6,320)	(3,604)	(4)

Present Value (2)	14,887	107	1,890	8,901	3,984	5

(1)	Includes €557 millions relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Includes €544 millions relating to the minority interests of Empresa Petrolera Andina, S.A.

Changes in the present value of future net revenues

The detail of the changes in the present value of the future net revenues for 2004, 2003 and 2002 is as follows:

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Balance as of December 31, 2001	13,759	161	1,363	8,892	2,678	665

Changes in sale or transfer price and future production costs	7,184	(12)	840	5,177	1,160	19
Changes in future development costs	(523)	21	(51)	(33)	(460)	—
Sales and transfers of oil and gas in the period	(2,708)	(43)	(235)	(2,040)	(387)	(3)
Net change from extensions, discoveries and improved recovery of reserves	(914)	—	—	(914)	—	—
Net change from acquisition/disposal of assets	(530)	—	—	—	12	(542)
Net change from revisions to reserves	2,868	(43)	31	2,603	265	12
Previously estimated development costs incurred in the year	699	—	54	319	325	1
Effect of change in discounting to present and exchange differences	(409)	11	118	(725)	262	(75)
Other changes	(192)	—	—	(192)	—	—
Changes in income tax	(2,918)	6	(224)	(2,035)	(649)	(16)
Net change	2,557	(60)	533	2,160	528	(604)

Balance as of December 31, 2002	16,316	101	1,896	11,052	3,206	61

Changes in sale or transfer price and future production costs	300	19	4	303	(46)	20
Changes in future development costs	(240)	(15)	(96)	15	(126)	(18)
Sales and transfers of oil and gas in the period	(3,229)	(21)	(243)	(2,545)	(419)	(1)
Net change from extensions, discoveries and improved recovery of reserves	1,281	—	—	1,281	—	—
Net change from acquisition/disposal of assets	1,051	4	6	—	1,041	—
Net change from revisions to reserves	(1,316)	28	164	(1,551)	68	(25)
Previously estimated development costs incurred in the year	539	—	55	286	188	10
Effect of change in discounting to present and exchange differences.	(1,560)	(10)	(179)	(1,074)	(293)	(4)
Other changes	101	—	—	101	—	—
Changes in income tax	941	(13)	(11)	834	127	4
Net change	(2,132)	(8)	(300)	(2,350)	540	(14)

Balance as of 12/31/03 (1)	14,184	93	1,596	8,702	3,746	47

Changes in sale or transfer price and future production costs	4,099	41	580	3,291	188	(1)
Changes in future development costs	(1,378)	(3)	(61)	(799)	(515)	—
Sales and transfers of oil and gas in the period	(3,319)	(22)	(355)	(2,231)	(710)	(1)
Net change from extensions, discoveries and improved recovery of reserves	783	—	70	445	268	—
Net change from acquisition/disposal of assets	56	—	—	—	93	(37)
Net change from revision to reserves	(246)	—	(23)	(708)	485	—
Previously estimated development costs incurred in the year	356	—	45	162	149	—
Effect of change in discounting to present and exchange differences	138	2	18	71	50	(3)
Other changes	353	—	—	—	353	—
Changes in income tax	(139)	(4)	20	(32)	(123)	—
Net change	703	14	294	199	238	(42)

Balance as of 12/31/04 (2)	14,887	107	1,890	8,901	3,984	5

(1)	Includes €557 millions relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Includes €544 millions relating to the minority interests of Empresa Petrolera Andina, S.A.

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2004

	Country	Parent Company	Other Shareholders (1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)
Repsol Petróleo, S.A.	Spain	Repsol YPF, S.A.		Refining	I.G.	99.97	99.97	217.64	526.77	525.72	(441.07)	828.81	613.00
Repsol YPF Lubricantes y Especialidades, S.A.	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Distribution and marketing of by-products	I.G.	99.97	100	5.38	21.93	20.91	—	48.23	5.49
Estasur, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Distribution and marketing of lubricants	I.G.	99.97	100	0.15	0.89	0.71	—	1.75	1.24
Euroboxes, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Operation of workshops and other activities	P.E.	99.94	100	0.06	*	0.03	—	0.09	0.06
Repsol YPF Productos y Servicios Petrolíferos, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.		Other business activities	P.E.	99.97	100	0.14	0.37	*	—	0.52	0.27
Repsol Eléctrica de Distribución, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A.	Electric power distribution and supply	P.E.	99.97	100	0.06	0.56	0.79	—	1.41	0.06
Asfaltos Españoles, S.A.	Spain	Repsol Petróleo, S.A.		Asphalts	P.E.	49.99	50.00	8.53	8.18	0.81	(0.60)	8.46	8.46
Repsol YPF Trading y Transportes, S.A. (RYTTSA)	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Trading of oil products	I.G.	100	100	0.06	*	50.90	—	50.97	*
RYTTSA Singapur	Cayman Islands	Repsol YPF Trading y Transportes, S.A.		Trading of oil products	I.G.	100	100	0.05	0.56	(0.52)	—	0.09	0.12
Repsol Overzee Finance, B.V.	Netherlands	Repsol YPF, S.A.		Portfolio company	I.G.	100	100	—	(10.60)	(2.00)	—	(12.60)	0.02
Atlantic 2/3 Holdings, Llc.	Trinidad & Tobago	Repsol Overzee Finance, B.V.		Portfolio company	I.P.	25.00	25.00	102.90	—	—	—	25.73	25.73
Atlantic LNG 2/3 Company of Trinidad & Tobago	Trinidad & Tobago	Atlantic 2/3 Holdings, Llc.		Gas supply and logistics	I.P.(6)	25.00	100	102.90	19.90	40.60	—	163.40	102.92
Repsol LNG T & T, Ltd.	Trinidad & Tobago	Repsol Overzee Finance, B.V.		L.P.G. distribution	I.G.	100.00	100	—	(0.20)	(1.10)	—	(1.30)	—
Repsol LNG, S.L.	Spain	Repsol YPF, S.A.	Repsol Comercializadora de Gas, S.A.	Marketing of gas	I.G.	100.00	100	0.10	(0.10)	(4.40)	—	(4.40)	0.13
Gastream México S.A. de C.V.	Mexico	Repsol YPF, S.A.	Repsol LNG, S.L.	Other business activities	I.G.	100.00	100	6.80	—	(0.90)	—	5.90	7.19
Pacific LNG Bolivia S.R.L.	Bolivia	Repsol YPF, S.A.		Marketing of oil products	P.E.	37.50	37.5	1.13	(0.67)	(0.35)	—	0.04	0.40
Repsol Comercializadora de Gas, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	L.P.G. distribution	I.G.	100.00	100	0.40	(0.40)	0.10	—	0.10	0.48
Repsol Butano, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	L.P.G. marketing	I.G.	100	100	58.70	197.40	35.10	—	291.20	87.00
Repsol Maroc	Morocco	Repsol Butano, S.A.		Marketing of gas	P.E.	99.88	100	1.34	(1.34)	(0.28)	—	(0.28)	(3.73)

	Country	Parent Company	Other Shareholders (1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)
National Gaz	Morocco	Repsol Maroc		L.P.G. marketing	P.E.	99.86	100	0.45	0.82	0.24	—	1.51	—
Repsol YPF Gas, S.A.	Argentina	Repsol Butano, S.A.			I.G.	85	85	19.99	6.16	0.97	—	23.05	27.86
Comsergas, Compañía Servicios Industriales de Gas Licuado, S.A.	Argentina	Repsol YPF Gas, S.A.		Gas installation work	I.G.	52.70	62.00	0.50	0.14	(0.06)	—	0.36	0.36
Gas Austral, S.A.	Argentina	Repsol YPF Gas, S.A.		L.P.G. marketing	P.E.	42.50	50.00	*	0.60	0.10	—	0.35	0.35
Mejorgas, S.A.	Argentina	Repsol YPF Gas, S.A.	Poligas Luján, S.A.	L.P.G. distribution	P.E.	75.73	100	0.02	(0.40)	(0.01)	—	(0.39)	(0.29)
Duragas, S.A.	Ecuador	Repsol Butano, S.A.		L.P.G. marketing	I.G.	100	100	5.42	3.63	2.29	—	11.34	21.31
Autogas, S.A.	Ecuador	Duragas, S.A.		L.P.G. marketing	I.G.	100	100	0.93	0.03	(0.23)	—	0.73	0.72
Servicio de Mantenimiento y Personal—SEMAPESA	Ecuador	Repsol Butano, S.A.		Maintanance and personnel services	I.G.	100	100	0.04	0.47	(0.13)	—	0.39	0.35
Repsol Butano Chile, S.A.	Chile	Repsol Butano, S.A.	YPF S.A.	Portfolio company	I.G.	100	100	126.13	3.45	4.86	—	134.44	40.45
Repsol YPF Gas Chile, Ltda.	Chile	Repsol Butano Chile, S.A.	OPESSA	Portfolio company	I.G.	100	100	134.48	(4.90)	4.86	—	134.44	134.44
Empresas Lipigas, S.A.	Chile	Repsol YPF Gas Chile, Ltda.		L.P.G. marketing	I.P.	45.00	45.00	72.35	(3.00)	23.92	(15.73)	34.89	34.89
Repsol YPF Comercial del Perú, S.A.	Peru	Repsol Butano, S.A.		L.P.G. marketing	I.G.	99.61	99.61	42.12	(12.65)	1.12	—	30.46	66.60
Limagás, S.A.	Peru	Repsol YPF Comercial Perú, S.A.		L.P.G. distribution	P.E.	29.85	29.97	3.54	3.92	0.45	—	2.37	1.78
Repsol YPF Comercial de la Amazonia, SAC	Peru	Repsol YPF Comercial Perú, S.A.	Grupo Repsol YPF del Perú	L.P.G. distribution	I.G.	99.61	100	0.11	(0.12)	(0.16)	—	(0.17)	0.11
Repsol YPF GLP de Bolivia, S.A.	Bolivia	Repsol Butano, S.A.	R. YPF E&P de Bolivia, S.A./R. YPF Bolivia, S.A.	L.P.G. marketing	I.G.	100	100	1.88	5.74	2.46	—	10.08	1.70
Repsol YPF Gas de Bolivia, S.A.	Bolivia	Repsol YPF GLP de Bolivia, S.A.	Repsol YPF E&P de Bolivia, S.A.	L.P.G. marketing	I.G.	51.00	51.00	0.14	3.46	0.52	—	2.10	2.10
Repsol France	France	Repsol Butano, S.A.	Repsol Química, S.A./Repsol YPF, S.A.	Distribution and marketing of oil products	P.E.	100	100	1.30	(2.80)	(0.60)	—	(2.10)	(2.00)
Repsol Gas Brasil, S.A.	Brazil	Repsol Butano, S.A.	Repsol YPF Brasil, S.A.	L.P.G. marketing	I.G.	100	100	1.47	(0.14)	(0.49)	—	0.83	0.83
Repsol Portugal Gas de Petróleo Liquefeito, S.A.	Portugal	Repsol Butano, S.A.	R. YPF Lubricantes y Especialidades	L.P.G. distribution and marketing	I.G.	100	100	0.10	11.10	(0.50)	—	10.70	10.43
Vía Red Servicios Logísticos, S.A.	Spain	Repsol Butano, S.A.		Gas supply and logistics natural	P.E.	51	51	2.50	(1.00)	(0.68)	—	0.42	1.03
Repsol Comercial de Productos Petrolíferos, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A./PETRONOR	Marketing of oil products	I.G.	96.65	99.76	334.76	515.54	95.14	(24.91)	918.32	46.00
Gasóleos y Lubricantes, GASOLUBE, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	I.G.	96.65	100	0.06	0.15	(0.35)	—	(0.13)	—

	Country	Parent Company	Other Shareholders (1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)
Gasolube Noroeste, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	I.G.	96.65	100	0.10	0.02	0.03	—	0.15	1.50
Gasolube Andalucía, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	I.G.	96.65	100	*	*	0.30	—	0.30	0.70
Gasolube Castilla y León, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	I.G.	96.65	100	0.04	0.03	0.15	—	0.21	0.26
Campsa Estaciones de Servicio, S.A.—CAMPSARED	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Operation and management of service stations	I.G.	96.65	100	8.41	18.00	21.90	—	48.32	34.26
Sociedad Catalana de Petrolis, S.A. (PETROCAT)	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Distribution and marketing of oil products	P.E.	43.69	45.00	15.09	(5.98)	0.31	—	4.24	4.71
Air Miles España, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Management of “Travel Club” membership card	P.E.	21.75	22.50	0.07	0.37	0.61	—	0.24	0.02
Carburants i Derivats, S.A. (CADESA)	Andorra	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution of oil-by products	P.E.	32.14	33.25	0.12	0.55	0.25	—	0.31	0.43
Hinia, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF Lubricantes y Especialidades, S.A.	Distribution and marketing of oil products	I.G.	96.68	100	0.60	2.57	0.36	—	3.53	1.06
Autoclub Repsol S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Automotive services	P.E.	48.42	50.10	3.59	3.95	(5.08)		1.23	—
Euro 24, S.L.	Spain	Autoclub Repsol S.L.		Road assistance	P.E.	48.42	100	0.03	0.04	0.78	(0.60)	0.20	0.07
Autoclub Repsol Servicios S.L.	Spain	Autoclub Repsol S.L.		Automotive services	P.E.	48.42	100	*	*	0.07	—	0.08	0.02
Autoclub Repsol Correduría de Seguros S.L.	Spain	Autoclub Repsol S.L.		Insurance brokerage	P.E.	57.99	100	0.02	*	0.95	—	0.96	0.19
Asiru, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Operation and management of service stations		96.65	100	1.14	0.30	0.06	—	1.51	5.44
Noroil, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	PETRONOR	Distribution and marketing of oil products	I.G.	67.66	70.00	1.51	0.30	0.45	—	1.58	1.06
Solred, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF, S.A.	Management of means of payment at serv. stations	I.G.	96.65	100	7.28	6.46	10.20	—	23.95	7.76

	Country	Parent Company	Other Shareholders (1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)
Gestión de Puntos de Venta, Gespevesa, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Mark. of prod. at serv. st. and convenience stores	P.E.	48.33	50.00	15.40	2.39	0.83	—	9.31	7.70
Terminales Canarios, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution of oil-by products	P.E.	48.33	50.00	20.82	1.25	0.35	—	11.21	10.41
Falk s.p.a.	Italy	Repsol YPF, S.A.		Distribution and marketing of oil products	P.E.	100	100	0.50	3.45	—	—	0.50	32.00
Compañía Logística de Hidrocarburos CLH, S.A.	Spain	Repsol YPF, S.A.	PETRONOR	Transport and storage of oil products	P.E.	24.25	25	84.10	144.60	103.00	(66.60)	66.28	107.00
CLH Aviación, S.A.	Spain	CLH, S.A.		Transport and storage of oil products	I.G.(6)	24.25	100	21.00	9.19	7.72	—	37.91	n.a.
Carbon Black Española, S.A. (CARBESA)	Spain	Repsol YPF, S.A.	Repsol Química, S.A.	Non-activity	I.G.	100	100	0.18	0.31	(1.30)	—	(0.82)	—
Repsol Combustiveis, S.A.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)	Distribution and marketing of oil products	I.G.	100	100	15.00	123.56	(1.00)	—	137.56	364.60
Rodogeste Gestao de Postos Rodoviarios, Lda.	Portugal	Repsol Combustiveis, S.A.		Distribution and marketing of oil products	I.G.	99.96	99.96	0.25	2.74	0.10	—	3.09	n.a.
Repsol Betumes Com. de Prod. Petroliferos, S.A.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)	Distribution and marketing of oil products	I.G.	100	100	0.05	13.67	(0.50)	—	13.22	14.20
Repsol Abastecimientos e Serviços á Aviaçao, S.A.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)	Distribution and marketing of oil products	I.G.	100	100	0.50	6.37	(0.50)	—	6.37	23.10
Repsol Company of Portugal Ltd.	U.K.	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)		I.G.	100	100	0.20	2.49	—	—	2.69	0.73
Tecnicontrol y Gestión Integral, S.L.	Spain	Repsol YPF, S.A.	Repsol Exploración, S.A.	Real estate development	I.G.	100	100	3.53	27.95	0.83	(0.59)	31.72	31.60
Petróleos del Norte, S.A. (PETRONOR)	Spain	Repsol YPF, S.A.		Refining	I.G.	85.98	85.98	120.50	296.00	213.90	(80.10)	473.15	258.00
Asfalnor, S.A.	Spain	PETRONOR		Distribuc. y comercialización de pdtos. asfálticos	I.G.	85.98	100	0.10	—	0.10	—	0.20	0.20
Repsol Exploración, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Oil and gas exploration and production	I.G.	100	100	24.62	504.73	27.98	—	557.33	258.37
Repsol Exploración Trinidad, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	I.G.	100	100	1.81	13.20	(0.96)	—	14.05	14.05
Repsol YPF Cuba, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	I.G.	100	100	1.94	(0.65)	(31.27)	—	(29.98)	—

	Country	Parent Company	Other Shareholders (1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)
Repsol Exploración Colombia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	I.G.	100	100	1.94	(0.65)	(2.20)	—	(0.91)	—
Repsol Exploración Argelia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	I.G.	100	100	3.97	201.84	60.86	—	266.67	117.20
Repsol Exploración Murzuq, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	I.G.	100	100	7.83	299.25	187.86	—	494.94	393.05
Repsol Oil Operations AG	Switzerland	Repsol Exploración Murzuq, S.A.		Oil and gas exploration and production	P.E.	40.00	40.00	0.06	0.36	0.42	—	0.34	0.02
Repsol Inco AG	Switzerland	Repsol Exploración Murzuq, S.A.		Oil and gas exploration and production	P.E.	40.00	40.00	0.06	0.30	(0.02)	—	0.14	0.02
Repsol YPF Ecuador, S.A.	Spain	Repsol Exploración, S.A.	Repsol Petróleo, S.A.	Oil and gas exploration and production	I.G.	100	100	4.74	43.80	(27.93)	—	20.61	—
Repsol YPF OCP de Ecuador, S.A.	Spain	Repsol YPF Ecuador, S.A.	Repsol Exploración Tobago, S.A.	Portfolio company	I.G.	100	100	0.06	(0.02)	2.03	—	2.07	2.05
Oleoducto de Crudos Pesados, Ltd.	Cayman Islands	Repsol YPF OCP de Ecuador, S.A.		Other business activities	P.E.	29.66	29.66	74.20	(14.21)	2.75	—	18.61	18.61
Repsol Exploración Securé, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	I.G.	100	100	1.87	(0.62)	(0.08)	—	1.17	1.17
Repsol Exploración Perú, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	I.G.	100	100	0.67	(0.22)	(2.54)	—	(2.09)	—
Repsol YPF Oriente Medio, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	I.G.	100	100	0.18	(0.06)	(3.92)	—	(3.80)	—
Repsol Exploración México S.A. De C.V.	Mexico	Repsol Exploración, S.A.		Oil and gas exploration and production	I.G.	100	100	—	(0.05)	(0.79)	—	(0.84)	—
Servicios Administrativos Cuenca de Burgos S.A. de C.V.	Mexico	Repsol Exploración, S.A.		Oil and gas exploration and production	I.G.	100	100	—	—	(0.04)	—	(0.04)	—
Repsol Exploración Kazakhstán, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	I.G.	100	100	0.18	(0.06)	(1.62)	—	(1.50)	—
Repsol Exploración Tobago, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	I.G.	100	100	0.18	(0.06)	(0.21)	—	(0.09)	—
Repsol YPF Eléctrica de Brasil, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	I.G.	100	100	0.18	0.90	*	—	1.09	1.02
Repsol Exploración Azerbaiyan, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	I.G.	100	100	0.07	(0.02)	0.12	—	0.17	0.15

	Country	Parent Company	Other Shareholders (1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)
Repsol Exploración Sierra Leona, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.	Oil and gas exploration and production	I.G.	100	100	2.81	—	(2.29)	—	0.52	0.52
Repsol Exploración Suriname, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.	Oil and gas exploration and production	I.G.	100	100	—	—	(1.96)	—	(1.96)	—
Repsol Exploración Venezuela, B.V.	Netherlands	Repsol Exploración, S.A.		Portfolio company	I.G.	100	100	215.64	(224.15)	108.45	—	99.94	197.79
Flawin S.A.F.I.	Venezuela	Repsol Exploración Venezuela, B.V.		Portfolio company	I.G.	100	100	—	—	—	—	—	—
Repsol YPF Venezuela, S.A.	Venezuela	Repsol Exploración Venezuela, B.V.		Oil and gas exploration and production	I.G.	100	100	12.18	(39.70)	213.41	—	185.89	82.31
Repsol Exploración Guinea, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	I.G.	100	100	0.07	60.04	(43.97)		16.14	16.13
BPRY Caribbean Ventures LLC	Trinidad & Tobago	Repsol Exploración, S.A.		Portfolio company	I.P.	30.00	30.00	904.04	340.03	422.10	—	499.85	1,293.48
BP Amoco Trinidad & Tobago	Trinidad & Tobago	BPRY Caribbean Ventures LLC		Oil and gas exploration and production	I.P.	30.00	100	199.81	108.61	391.63	(406.26)	293.79	199.81
Dubai Marine Areas, Ltd. (DUMA)	U.K.	Repsol Exploración, S.A.		Oil and gas exploration and production	I.P.	50.00	50.00	0.06	117.69	—	—	58.88	10.51
Repsol Investigaciones Petrolíferas, S.A.	Spain	Repsol Exploración, S.A.		Oil and gas exploration and production	I.G.	100	100	225.89	307.21	25.28	—	558.38	530.39
EniRepsa Gas Limited	Arabia Saudita	Repsol Exploración, S.A.		Gas supply and logistics	P.E.	30.00	30.00	3.69	—	(3.41)	—	0.08	0.09
Repsol YPF Perú, B.V.	Netherlands	Repsol YPF, S.A.		Portfolio company	I.G.	100	100	92.57	54.07	(0.19)	—	146.45	146.00
Grupo Repsol YPF del Perú, S.A.C.	Peru	Repsol YPF Perú, B.V.		Portfolio company	I.G.	100	100	0.37	(0.09)	0.09	—	0.37	0.37
Refinería La Pampilla, S.A.	Peru	Repsol YPF Perú, B.V.		Refining	I.G.	51.03	51.03	108.58	22.23	(7.69)	—	62.83	99.15
Repsol Comercial, S.A.C.	Peru	Repsol YPF Perú, B.V.		Marketing of fuels	I.G.	100	100	23.06	(0.43)	(6.04)	—	16.60	23.49
Repsol YPF Comercial del Ecuador, S.A.	Ecuador	Repsol YPF, S.A.		Marketing of fuels	I.G.	100	100	51.65	(11.83)	0.94	—	40.75	45.00
Combustibles Industriales Oil Trader, S.A.	Ecuador	Repsol YPF Comercial Ecuador, S.A.		Marketing of fuels	I.G.	100	100	3.77	(3.49)	(0.25)	—	0.03	—
Repsol International Finance B.V.	Netherlands	Repsol YPF, S.A.		Finance and holding company	I.G.	100	100	263.20	515.75	91.50	—	870.45	564.00
Repsol LNG Port of Spain, B.V.	Netherlands	Repsol International Finance, B.V.		Portfolio company	I.G.	100	100	—	60.10	28.10	—	88.20	—

	Country	Parent Company	Other Shareholders (1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)
Atlantic 1 Holdings, LLC	U.S.A.	Repsol LNG Port of Spain, BV		Portfolio company	I.P.	20.00	20.00	180.20	—	148.50	(148.50)	36.04	36.00
Atlantic LNG Co. of Trinidad & Tobago	Trinidad & Tobago	Atlantic 1 Holdings, LLC		Gas supply and logistics	I.G.(6)	20.00	100	180.20	77.60	194.90	(148.50)	304.20	180.00
Repsol International Capital	Cayman Islands	Repsol International Finance, B.V.		Finance	I.G.	100	100	0.70	(167.60)	(0.10)	—	(167.00)	—
Repsol Investeringen, B.V.	Netherlands	Repsol International Finance, B.V.		Portfolio company	I.G.	100	100	*	*		—	*	—
Repsol Netherlands Finance, B.V.	Netherlands	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Finance	I.G.	100	100		46.41	(30.03)	—	16.38	—
Repsol YPF Capital, S.L.	Spain	Repsol International Finance, B.V.	Repsol YPF, S.A.	Portfolio company	I.G.	100	100	463.80	(3.50)	112.20	—	576.00	349.70
CAVEANT	Argentina	Repsol YPF Capital, S.L.	Repsol YPF, S.A.	Finance	I.G.	100	100	8.46	53.99	16.18	—	78.64	95.20
Gaviota RE	Luxembourg	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Reinsurance	I.G.	100	100	3.30	—	—	—	3.30	3.30
Repsol (UK) Ltd.	U.K.	Repsol International Finance, B.V.		Portfolio company	P.E.	100	100		—	—	—	—	1.20
Repsol Occidental Corporation	U.S.A.	Repsol International Finance, B.V.		Oil and gas exploration and production	I.P.	25.00	25.00	0.07	2.13	18.49	(15.33)	5.37	12.50
Repsol Química, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Petrochemicals	I.G.	100	100	60.46	5.94	(36.81)	—	29.59	61.79
Polidux, S.A.	Spain	Repsol Química, S.A.	Repsol YPF, S.A.	Petrochemicals	I.G.	100	100	17.42	(3.08)	(3.32)	—	11.02	11.02
Repsol Bronderslev A/S	Denmark	Repsol Química, S.A.		Chemicals	P.E.	100	100	3.10	5.49	0.01	—	8.60	4.76
Repsol Polívar, SPA	Italy	Repsol Bronderslev, A/S		Petrochemicals	P.E.	100	100	0.51	(0.14)	(0.19)	—	0.18	0.54
General Química, S.A.	Spain	Repsol Química, S.A.	Repsol Investigaciones Petrolíferas S.A.	Chemicals	I.G.	100	100	3.01	39.59	(0.93)	—	41.67	27.58
Cogeneración Gequisa, S.A.	Spain	General Química, S.A.		Electricity cogeneration	P.E.	39.00	39.00	1.80	1.75	0.16	(0.10)	1.41	1.45
Dynasol Elastómeros, S.A.	Spain	Repsol Química, S.A.		Production and marketing of chemicals	I.P.	50.01	50.01	16.80	41.47	(7.07)	—	25.61	8.40
Dynasol Elastómeros, S.A. de C.V.	Mexico	Repsol Química, S.A.		Production and marketing of chemicals	P.E.	49.99	49.99	58.73	(11.23)	2.67	—	25.08	25.08
Dynasol Gestión, S.A.	Spain	Repsol Química, S.A.		Management of Dynasol Elastómetros	P.E.	50.00	50.00	0.10	0.20	0.02	—	0.16	0.05
Dynasol LLC	USA	Repsol Química, S.A.		Marketing of petrochemicals	P.E.	50.00	50.00	—	1.95	0.37	—	1.16	—

	Country	Parent Company	Other Shareholders (1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)
Repsol Polimeros LDA	Portugal	Repsol Química, S.A.	Repsol Lusitania, S.L.	Petrochemicals	I.G.	100	100	268.35	(17.12)	0.03	—	251.26	146.41
Repsol Lusitania, S.L.	Spain	Repsol YPF, S.A.	Repsol Química, S.A.		I.G.	100	100	*	—	0.08	—	0.09	*
Repsol Portugal Petróleo e Derivados, Ltda.	Portugal	Repsol YPF, S.A.	R. YPF Lubricantes y Especialidades	Marketing of oil products	I.G.	100	100	43.45	59.20	(3.60)	—	99.05	95.00
Gespost	Portugal	Repsol Portugal Petróleo e Derivados, Ltda.		Marketing of oil products	I.G.	99.67	100	0.03	0.05	0.20	—	0.28	—
Repsol Italia	Italy	Repsol YPF, S.A.	R. YPF Lubricantes y Especialidades	Marketing of oil products	I.G.	100	100	1.86	1.10	2.40	—	5.35	4.00
Gas Natural SDG, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Gas distribution	I.P.	30.85	30.85	447.78	3,109.35	670.22	(120.90)	1,266.71	952.60
Sagane, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas supply	I.P.	30.85	100	94.80	16.93	87.97	(41.18)	158.52	42.00
Europe Maghreb Pipeline, Ltd. (EMPL)	U.K.	Sagane, S.A.		Gas transmission	I.P.	22.39	72.60	0.09	88.53	61.90	(47.62)	74.71	74.50
Metragaz, S.A.	Morocco	Sagane, S.A.		Gas transmission	I.P.	22.31	72.33	3.44	0.86	0.88	—	3.74	2.90
Gas Natural Transporte SDG, S.L.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas transmission	I.P.	30.85	100	*	—	—	—	*	—
Grupo Enagás, S.A. (5)	Spain	Gas Natural SDG, S.A.		Gas supply and logistics	P.E.	8.05	26.13	358.10	532.10	158.13	(31.04)	265.82	73.00
Gas Natural Soluciones, S.L.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	I.P.	30.85	100	*	6.03	(4.01)	—	2.03	5.00
Iradia Climatización AIE	Spain	Gas Natural Soluciones, S.L.	Gas Natural Servicios SDG, S.A.	Energy management	I.P.	30.85	100	0.31	0.07	0.03	—	0.41	0.30
Kromschroeder, S.A. (8)	Spain	Gas Natural SDG, S.A.		Meters	P.E.	13.12	42.52	0.66	10.90	(0.18)	—	4.84	3.60
Natural Energy, S.A.	Argentina	Kromschroeder, S.A.	La Propagadora del Gas, S.A.	Marketing of gas	I.P.	9.45	72.00	0.03	(0.35)	1.27	—	0.69	—
Gas Natural Castilla y León, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	I.P.	27.79	90.10	6.33	78.66	13.36	—	88.61	6.30
Gas Natural Castilla La Mancha, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	I.P.	29.30	95.00	26.90	14.72	0.55	—	40.06	25.40
Gas Natural Distribución SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	I.P.	30.85	100	1.00	—	0.00	—	1.00	1.00
Gas Natural de Alava, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	P.E.	3.08	10.00	10.35	10.29	4.15	(2.60)	2.22	1.10
Gas Natural Distribución Eléctrica, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity distribution	I.P.	30.85	100	0.15	(0.00)	(0.13)	—	0.02	0.20
Electra de Abusejo, S.L.	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.	Electricity distribution	I.P.	30.85	100	0.09	(0.02)	0.00	—	0.08	0.20
Distribuidora Eléctrica Navasfrías, S.L.	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.	Electricity distribution	I.P.	30.85	100	n.a.	n.a.	n.a.	n.a.	—	n.a.

	Country	Parent Company	Other Shareholders (1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)
Gas Natural Rioja, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	I.P.	26.99	87.50	2.70	8.92	2.75	—	12.57	2.60
Gas Navarra, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	I.P.	27.76	90.00	3.60	27.23	5.06	—	32.30	15.60
Gas Galicia SDG, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	I.P.	19.13	62.00	32.65	3.52	1.39	—	23.28	26.20
Gas Natural La Coruña, S.A.	Spain	Gas Galicia SDG, S.A.		Gas distribution	I.P.	17.40	91.00	2.30	(0.54)	0.02	—	1.61	3.00
Gas Aragón, S.A. (3)	Spain	Gas Natural SDG, S.A.		Gas distribution	P.E.	10.80	35.00	5.89	15.58	6.82	—	9.90	2.90
La Propagadora del Gas, S.A.	Spain	Gas Natural SDG, S.A.	Holding Gas Natural, S.A.	Portfolio company	I.P.	30.85	100	0.16	0.85	0.12	—	1.12	0.30
Gas Natural Informática, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Computer services	I.P.	30.85	100	19.92	2.39	1.09	—	23.39	19.90
Gas Natural Andalucía, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	I.P.	30.85	100	12.41	30.72	8.98	—	52.11	27.30
Compañía Auxiliar de Industrias Varias, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	I.P.	30.85	100	0.30	1.67	0.01	—	1.98	6.10
La Energía, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity cogeneration	I.P.	30.85	100	10.65	0.14	0.59	—	11.38	11.00
A.I.E. Ciudad Sanitaria Vall d’ Hebrón	Spain	La Energía, S.A.		Electricity cogeneration	I.P.	25.06	81.25	1.71	0.27	(0.02)	—	1.59	1.40
Sociedad de Tratamiento Hornillos, S.L.	Spain	La Energía, S.A.		Electricity cogeneration	I.P.	24.68	80.00	1.25	0.00	0.00	—	1.00	1.00
UTE La Energía-SPA	Spain	La Energía, S.A.		Electricity cogeneration	I.P.	18.51	60.00	1.26	0.08	—	—	0.80	0.60
AECS Hospital Trias i Pujol AIE	Spain	La Energía, S.A.		Electricity cogeneration	I.P.	15.42	50.00	0.90	0.11	0.07	—	0.54	0.50
Sociedad de Tratamiento La Andaya, S.L.	Spain	La Energía, S.A.		Electricity cogeneration	I.P.	13.88	45.00	1.12	0.14	0.08	—	0.60	0.50
AECS Hospital Bellvitge AIE	Spain	La Energía, S.A.		Electricity cogeneration	I.P.	15.42	50.00	0.84	(0.44)	(0.17)	—	0.12	0.40
Gas Natural Comercializadora, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Retailing of gas and industrial electricity	I.P.	30.85	100	2.40	26.64	7.76	—	36.80	0.60
Gas Natural Puerto Rico, INC	Puerto Rico	Gas Natural Internacional SDG, S.A.		Portfolio company	I.P.	30.85	100	0.46	(0.03)	(0.12)	—	0.31	0.50
Invergas Puerto Rico,S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	I.P.	30.85	100	0.06	(0.21)	(0.76)	—	(0.91)	0.40
Buenergía Gas & Power Ltd	Puerto Rico	Invergas Puerto Rico,S.A.		Portfolio company	I.P.	29.30	95.00	0.09	(70.65)	(2.46)	—	(69.37)	44.10
Ecoeléctrica Holdings Ltd.	Puerto Rico	Buenergía Gas & Power Ltd		Portfolio company	I.P.	14.65	50.00	63.24	(0.05)	12.29	(12.25)	31.62	29.30
Ecoeléctrica Ltd.	Puerto Rico	Ecoeléctrica Holdings Ltd.		Portfolio company	I.P.	14.65	100.00	0.63	(0.04)	0.12	(0.12)	0.59	0.30
Ecoeléctrica LP Ltd.	Puerto Rico	Ecoeléctrica Holdings Ltd.	Ecoeléctrica Ltd.	Electricity production	I.P.	14.65	100.00	63.24	(54.02)	47.38	(12.25)	44.36	31.60

	Country	Parent Company	Other Shareholders (1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)
Gas Natural Servicios SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Retailing of domestic gas and electricity and management	I.P.	30.85	100.00	2.90	0.14	2.71	—	5.75	1.40
UTE Dalkia GN Servicios	Spain	Gas Natural Servicios SDG, S.A.		Energy management	I.P.	15.42	50.00	*	(0.25)	(0.03)	—	(0.14)	—
Gas Natural Electricidad SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity production and retailing	I.P.	30.85	100	0.06	(0.02)	(0.34)	—	(0.29)	0.10
Gas Natural Corporación Eólica, S.L.	Spain	Gas Natural Electricidad SDG, S.A.	La Energía, S.A.	Eolian Generation	I.P.	30.85	100	1.00	—	(0.07)	—	0.94	1.00
Sinia XXI, S.A.	Spain	Gas Natural Corporación Eólica, S.L.	La Propagadora del Gas, S.A.	Eolian Generation	I.P.	30.85	100	6.00	(0.51)	0.17	—	5.66	5.60
Corporación Eólica Zaragoza, S.L.	Spain	Sinia XXI, S.A.		Eolian Generation	I.P.	20.05	65.00	2.52	0.07	0.31	—	1.89	14.80
Montouto 2000, S.A.	Spain	Sinia XXI, S.A.		Eolian Generation	I.P.	15.12	49.00	6.00	(0.00)	0.75	—	3.31	4.50
Explotaciones Eólicas Sierra de Utrera	Spain	Sinia XXI, S.A.		Eolian Generation	I.P.	15.42	50.00	2.70	2.57	1.22	—	3.25	10.30
Enervent, S.A. (8)	Spain	Sinia XXI, S.A.		Eolian Generation	P.E.	8.02	26.00	2.40	0.28	0.69	—	0.88	1.50
Burgalesa de Generación Eólica, S.A. (8)	Spain	Sinia XXI, S.A.		Eolian Generation	P.E.	6.17	20.00	1.50	(0.08)	0.14	—	0.31	1.90
Desarrollo del Cable, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Telecommunications	I.P.	30.85	100	21.06	19.66	8.07	—	48.79	21.10
Gas Natural Cantabria SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	I.P.	27.89	90.40	3.16	27.91	3.64	—	31.39	5.80
Gas Natural Murcia SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	I.P.	30.83	99.94	19.41	(2.03)	(0.20)	—	17.18	20.80
Gas Natural Cegas S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	I.P.	30.73	99.69	25.46	60.17	4.71	—	90.06	53.10
Gas Natural Aprovisionamientos SDG, S.A.	Spain	Gas Natural SDG, S.A.	Sagane, S.A.	Gas supply	I.P.	30.85	100	0.60	32.03	(4.98)	—	27.65	0.60
Gas Natural Finance, BV	Netherlands	Gas Natural SDG, S.A.		Finance	I.P.	30.85	100	0.02	2.10	0.40	—	2.52	—
Holding Gas Natural, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	I.P.	30.85	100	0.30	0.16	*	—	0.46	0.30
CEG Rio, S.A.	Brazil	Gas Natural SDG, S.A.	Gas Natural Internacional SDG, S.A.	Marketing of gas	I.P.	22.21	72.00	16.90	(4.25)	9.89	(4.93)	12.67	112.20
Companhia Distribuidora de Gás do Rio de Janeiro S.A.	Brazil	Gas Natural SDG, S.A.	Gas Natural Internacional SDG, S.A.	Gas distribution	I.P.	16.72	54.20	147.74	(92.46)	32.45	(8.83)	42.77	302.30
Gas Natural Sao Paulo Sul, S.A.	Brazil	Gas Natural, SDG, S.A.		Gas distribution	I.P.	30.85	100	346.37	(201.38)	(7.30)	—	137.69	346.40
Gas Natural International, Ltd.	Ireland	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	I.P.	30.85	100	25.36	10.31	0.12	—	35.80	25.40
Gas Natural Internacional SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	I.P.	30.85	100	349.50	(77.52)	17.59	—	289.57	374.00

	Country	Parent Company	Other Shareholders (1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)
Invergas, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio company	I.P.	22.21	72.00	48.87	60.70	(0.05)	—	78.85	60.30
Gas Natural Ban, S.A.	Argentina	Invergas, S.A.	Gas Natural Argentina SDG, S.A.	Gas distribution	I.P.	15.55	50.40	214.67	(164.68)	10.24	(13.39)	23.61	191.00
Gas Natural SDG Argentina, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio company	I.P.	22.21	72.00	104.95	(23.41)	(0.02)	—	58.70	73.00
Gas Natural do Brasil S.A.	Brazil	Gas Natural Internacional, SDG, S.A.		Electricity production and retailing	I.P.	30.84	99.99	0.59	(1.01)	(0.24)	—	(0.66)	0.60
Serviconfort Brasil, S.A.	Brazil	Gas Natural do Brasil S.A.		Services	I.P.	30.85	100	1.67	(0.22)	0.11	—	1.56	1.70
Gas Natural México, S.A. de CV	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Gas distribution	I.P.	26.76	86.75	487.07	(208.69)	19.37	—	258.30	302.30
Comercializadora Metrogas S.A. de CV	Mexico	Gas Natural México, S.A. de C.V.	Sisitemas de Administración y Servicios, S.A. de CV	Gas distribution	I.P.	26.76	100.00	130.84	(76.90)	6.29	—	60.23	125.40
Adm. Servicios Energía México, S.A. de CV	Mexico	Comercializadora Metrogas S.A. de CV	Gas Natural México, S.A. de C.V.	Services	I.P.	26.76	100.00	0.01	(0.32)	0.02	—	(0.30)	—
Energía y Confort Admón. de Personal, S.A. de CV	Mexico	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.	Services	I.P.	26.84	100.00	0.01	0.05	0.02	—	0.08	—
Gas Natural Servicios, S.A. de C.V.	Mexico	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.	Services	I.P.	26.76	100.00	6.34	(3.93)	0.41	—	2.82	5.80
Transnatural, SRL de CV.	Mexico	Gas Natural México, S.A. de CV		Transmission and marketing of gas	I.P.	13.38	50.00	10.36	(10.00)	1.51	—	0.93	5.20
CH4 Energía, S.A de CV.	Mexico	Gas Natural México, S.A. de CV		Transmission and marketing of gas	I.P.	13.38	50.00	0.65	(0.67)	0.56	—	0.27	0.30
Gas Natural Vendita Italia, SPA	Italy	Gas Natural Internacional SDG, S.A.		Marketing of gas	I.P.	30.85	100	2.10	1.52	4.35	—	7.96	2.10
GEA, S.P.A.	Italy	Gas Natural Vendita Italia, SPA		Marketing of gas	I.P.	30.85	100	0.12	0.61	0.71	—	1.44	7.00
Gas Natural Distribuzione Italia S.P.A.	Italy	Gas Natural Internacional SDG, S.A.		Portfolio company	I.P.	30.85	100	39.12	39.00	(0.24)	—	77.87	78.10
Gas Fondaria, S.P.A.	Italy	Gas Natural Distribuzione Italia S.P.A.		Portfolio company	I.P.	30.85	100	0.12	6.03	(0.05)	—	6.10	41.10
Gasdotti Azienda Siciliana, S.P.A.	Italy	Gas Natural Distribuzione Italia S.P.A.	Gas Fondaria, S.P.A.	Portfolio company	I.P.	30.85	100	0.53	18.57	3.03	—	22.13	26.40

	Country	Parent Company	Other Shareholders (1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)
Agragas, S.P.A.	Italy	Gas Natural Distribuzione Italia S.P.A.		Gas distribution	I.P.	30.85	100	0.10	35.23	0.50	—	35.83	27.80
Normanna Gas, S.P.A.	Italy	Gas Natural Distribuzione Italia S.P.A.		Gas distribution	I.P.	30.85	100	0.10	28.90	0.42	—	29.43	23.40
Gas Natural Servizi e Logistica Italia, S.P.A.	Italy	Gas Natural Distribuzione Italia S.P.A.		Portfolio company	I.P.	30.85	100	0.12	0.26	0.13	—	0.51	1.60
Congas, S.P.A.	Italy	Normanna Gas, S.P.A.	Gas Natural Servici e Logistica, S.P.A.	Marketing of gas	I.P.	30.85	100	n.a.	0.83	(0.17)	—	—	—
Smedigas, S.P.A.	Italy	Gas Natural Internacional SDG, S.A.		Gas distribution	I.P.	30.85	100	0.62	19.28	0.54	—	20.44	31.50
Smedigas, S.R.L.	Italy	Gas Natural Internacional SDG, S.A.		Marketing of gas	I.P.	30.85	100	0.10	0.29	(0.04)	—	0.35	21.30
Nettis Impianti, S.P.A.	Italy	Gas Natural Internacional SDG, S.A.		Portfolio company and marketing of gas	I.P.	30.85	100	3.12	27.16	0.10	—	30.38	137.20
Nettis Gestioni, S.R.L.	Italy	Nettis Impianti, S.P.A.			I.P.	30.85	100	0.07	1.46	0.22	—	1.75	0.30
Impianti Sicuri, S.R.L.	Italy	Nettis Impianti, S.P.A.	Nettis Gestioni, S.R.L.		I.P.	30.85	100	0.19	(0.04)	(0.02)	—	0.12	0.20
Nettis Gas Plus, S.P.A.	Italy	Nettis Impianti, S.P.A.	Nettis Gestioni, S.R.L.		I.P.	30.85	100	2.60	0.18	0.95	—	3.73	5.60
SCM, S.R.L.	Italy	Nettis Impianti, S.P.A.	Nettis Gestioni, S.R.L.		I.P.	30.85	100	0.80	(2.39)	0.01	—	(1.58)	11.40
SCM Gas Plus, S.R.L.	Italy	SCM, S.R.L.			I.P.	30.85	100	0.19	0.03	0.04	—	0.26	0.50
Sistemas Administración y Servicios, S.A. de CV	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Services	I.P.	26.84	87.00	*	0.17	*	—	0.16	—
Natural Servicios, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Gas installation work	I.P.	24.46	79.31	2.31	(1.65)	0.23	—	0.71	1.70
Serviconfort Colombia S.A.	Colombia	Gas Natural Internacional, SDG, S.A.	La Propagadora del Gas, S.A.	Services	I.P.	30.48	99.99	0.22	0.14	0.36	—	0.71	0.20
Gas Natural, S.A. ESP	Colombia	Gas Natural Internacional, SDG, S.A.		Gas distribution	I.P.	18.22	59.06	54.52	144.08	31.58	—	135.95	193.50
Gas Natural Cundiboyacense, S.A. ESP	Colombia	Gas Natural, S.A. ESP		Gas distribution	I.P.	14.11	77.45	1.13	3.07	1.75	—	4.61	1.50
Gasoriente, S.A. ESP	Colombia	Gas Natural, S.A. ESP		Gas distribution	I.P.	9.93	54.50	9.21	34.42	5.13	(4.16)	24.31	75.50
Gases de Barrancabermeja, S.A. ESP	Colombia	Gasoriente, S.A. ESP		Gas distribution	I.P.	9.93	99.99	1.33	4.24	0.16	—	5.73	10.20
Gas Natural Commercialisation France	France	Gas Natural Internacional SDG		Marketing of gas	I.P.	30.85	100	0.04	—	—	—	0.04	—

	Country	Parent Company	Other Shareholders (1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)
Portal Gas Natural S.A.	Spain	Gas Natural SDG, S.A.		e-business	I.P.	19.48	63.16	7.98	(0.81)	0.34	—	4.75	7.20
Portal del Instalador, S.A.	Spain	Portal Gas Natural	Repsol YPF, S.A.	Services	I.P.	26.56	85.00	1.29	(0.13)	0.05	—	1.03	1.00
Torre Marenostrum, S.L.	Spain	Gas Natural SDG, S.A.		Real estate	P.E.	13.88	45.00	5.33	15.79	(0.16)	—	9.44	9.60
Central Térmica la Torrecilla, S.A.	Spain	Gas Natural SDG, S.A.		Electricity cogeneration	I.P.	15.42	50.00	2.10	*	—	—	1.05	1.50
Proyectos Integrados Energéticos, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Electricity and gas	I.G.	100	100	24.04	3.04	3.36	—	30.44	24.00
YPF, S.A. (7)	Argentina	Repsol YPF, S.A.	Repsol YPF Capital/ CAVEANT/R.Exploración	Oil and gas exploration and production	I.G.	99.04	99.04	4,021.79	982.10	1,108.90	—	6,054.10	10,724.00
YPF International, S.A.	Bolivia	YPF, S.A.	Repsol YPF Bolivia/Repsol YPF E&P Bolivia	Portfolio company	I.G.	99.04	100	—	(90.83)	21.78	—	(69.05)	107.82
YPF South Sokang, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	I.G.	99.04	100	*	(0.82)	*	—	(0.82)	(0.82)
YPF Energy Holdings N.V.	Neth. Antilles	YPF International, S.A.		Portfolio company	I.G.	99.04	100	310.26	(250.10)	0.99	—	61.14	61.14
YPF Jambi Merang, B.V.	Netherlands	YPF International, S.A.		Oil and gas exploration and production	I.G.	99.04	100	0.09	(0.08)	0.04	—	0.05	0.05
YPF Ecuador Inc.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	I.G.	99.04	100	0.75	(0.75)	—	—	—	—
Greenstone Assurance, Ltd.	Bermuda Islandss	YPF International, S.A.		Reinsurance	I.G.	99.04	100	12.41	19.08	0.99	—	32.48	32.48
YPF Malaysia, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	I.G.	99.04	100	*	(14.99)	0.32	—	(14.66)	(14.66)
Maxus Guyana, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	I.G.	99.04	100	*	(2.46)	(0.13)	—	(2.59)	(2.59)
YPF Holdings Inc.	U.S.A.	YPF, S.A.		Portfolio company	I.G.	99.04	100	402.52	(370.25)	(100.35)	—	(68.08)	(68.08)
CLH Holdings	U.S.A.	YPF Holdings Inc.		Finance	I.G.	99.04	100	88.70	(96.32)	(67.32)	—	(74.94)	(74.94)
Tierra Solutions Inc.	U.S.A.	CLH Holdings		Other business activities	I.G.	99.04	100	88.70	(96.32)	(67.32)	—	(74.94)	(74.94)
Maxus Energy Corporation	U.S.A.	YPF Holdings Inc.		Oil and gas exploration and production	I.G.	99.04	100	206.70	(287.07)	(47.79)	—	(128.16)	(94.65)
Maxus US Exploration Co.	U.S.A.	Maxus Energy Corporation		Oil and gas exploration and production	I.G.	99.04	100	1.38	(61.56)	(33.77)	—	(93.95)	(93.95)

	Country	Parent Company	Other Shareholders (1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)
Midgard Energy Co.	U.S.A.	Maxus Energy Corporation		Oil and gas exploration and production	I.G.	99.04	100	183.73	(93.30)	2.37	—	92.80	92.80
Diamond Gateway Coal Co.	U.S.A.	Maxus Energy Corporation		Other business activities	I.G.	99.04	100	(3.17)	0.69	(0.02)	—	(2.51)	(2.51)
Wheeling Gateway Coal Co.	U.S.A.	Maxus Energy Corporation		Other business activities	I.G.	99.04	100	(5.21)	0.12	(0.07)	—	(5.17)	(5.17)
Gateway Coal Co.	U.S.A.	Wheeling Gateway Coal Co.	Diamond Gateway Coal Co.	Other business activities	I.G.	99.04	100	—	(0.02)	(0.00)	—	(0.03)	(0.03)
Ryttsa USA Inc.	U.S.A.	YPF Holdings Inc.		Marketing of oil products	I.G.	99.04	100	21.00	17.87	14.83	—	53.70	53.70
Global Companies LLc. (4)	U.S.A.	Ryttsa USA Inc.		Marketing of oil products	I.P.	50.51	51.00	—	—	—	—	—	—
Compañía Mega	Argentina	YPF, S.A.		Gas fractionation	I.P.	37.64	38.00	149.85	96.01	101.37	—	131.95	131.95
Operadora de Estaciones de Servicio, S.A. OPESSA	Argentina	YPF, S.A.	Repsol YPF Gas, S.A.	Marketing of fuels	I.G.	98.90	100	88.33	(57.16)	5.11	—	36.27	36.27
Oiltanking Ebytem, S.A.	Argentina	YPF, S.A.		Transport and storage of oil products	P.E.	29.71	30.00	8.64	5.92	1.23	—	4.74	4.74
A&C Pipeline Holding	Cayman Islands	YPF, S.A.		Finance	P.E.	17.83	18.00	0.66	—	—	—	0.12	—
Oleoducto Transandino Argentino, S.A.	Argentina	A&C Pipeline Holding		Oil pipeline construction and operation	P.E.	17.83	100	33.53	3.48	(16.41)	—	3.71	3.71
Oleoducto Trasandino Chile, S.A.	Chile	A&C Pipeline Holding		Oil pipeline construction and operation	P.E.	17.83	100	30.60	2.48	(12.47)	—	3.71	3.65
Gasoducto del Pacífico Argentina, S.A.	Argentina	Gasoducto Pacífico Cayman, S.A.		Construction and operation of a gas pipeline	P.E.	8.67	87.50	91.49	(31.62)	4.31	—	56.15	6.42
Profertil, S.A.	Argentina	YPF, S.A.		Production and sale of gas products	I.P.	49.52	50.00	271.26	0.30	78.41	—	174.98	174.98
Refinerías del Norte, S.A. (REFINOR)	Argentina	YPF, S.A.		Refining and marketing of oil products	I.P.	49.52	50.00	74.51	24.15	33.54	(12.70)	59.75	59.75
Terminales Marítimas Patagónicas, S.A.	Argentina	YPF, S.A.		Logistics of oil by-products	P.E.	32.83	33.15	10.61	30.14	3.34	—	14.62	14.62
Oleoductos del Valle, S.A. (OLDELVAL)	Argentina	YPF, S.A.		Logistics of oil by-products	P.E.	36.64	37.00	81.30	10.22	2.20	—	34.67	34.67
Gas Argentino, S.A. (GASA)	Argentina	YPF, S.A.		Portfolio company	P.E.	44.90	45.33	228.06	(321.98)	(16.15)	—	(49.90)	—
Metrogas, S.A.	Argentina	Gas Argentino, S.A. (GASA)		Gas distribution	P.E.	31.42	70.00	420.38	(611.94)	(18.78)	—	(147.24)	—
Poligas Luján, S.A.	Argentina	YPF, S.A.		Bottling, transmission and marketing of L.P.G.	I.G.	50.01	50.49	—	—	—	—	—	—
A.P.D.C.	Cayman Islands	YPF, S.A.		Oil and gas exploration and production	I.G.	99.04	100	22.23	(11.92)	—	—	10.31	10.31
Enerfín, S.A.	Uruguay	YPF, S.A.		Finance	I.G.	99.04	100	—	—	—	—	—	—

	Country	Parent Company	Other Shareholders (1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned (2)	Investment Value (3)
Astra Evangelista, S.A.	Argentina	YPF, S.A.	A.P.D.C.	Engineering and construction	I.G.	99.04	100	6.43	13.98	(4.61)	—	15.79	15.79
AESA Construcciones y Servicios	Brazil	Astra Evangelista, S.A.	YPF, S.A.	Engineering and construction	I.G.	99.04	100	1.99	(0.53)	—	—	1.46	1.46
Adicor, S.A.	Uruguay	Astra Evangelista, S.A.		Other business activities	I.G.	99.04	100	0.07	4.87	1.12	—	6.06	6.06
Gasoducto Oriental, S.A.	Argentina	Astra Evangelista, S.A.		Distribution of natural gas	P.E.	16.50	16.66	*	—	1.77	—	0.30	0.22
Inversora Dock Sud, S.A.	Argentina	YPF, S.A.		Portfolio company	P.E.	42.45	42.86	69.42	(114.42)	1.21	—	(18.77)	(18.77)
Central Dock Sud, S.A.	Argentina	Inversora Dock Sud, S.A.	YPF, S.A.	Electric power generation and retailing	P.E.	39.53	9.98	116.14	(186.92)	1.48	—	(6.92)	(6.92)
Pluspetrol Energy, S.A.	Argentina	YPF, S.A.		Oil and gas exploration and production	I.P.	44.57	45.00	71.15	(81.54)	41.90	—	14.18	14.18
PBB Polisur, S.A. (9)	Argentina	YPF, S.A.		Production and marketing of Petrochemicals	P.E.	27.73	28.00	—	—	—	—	—	—
Petroken Petroquímica Ensenada, S.A. (9)	Argentina	YPF, S.A.		Production and marketing of Petrochemicals	P.E.	49.52	50.00	—	—	—	—	—	—
Repsol YPF Chile, Limitada	Chile	Repsol YPF, S.A.	OPESSA	Administration of YPF’s investments in Chile	I.G.	100	100	91.34	33.55	2.31	—	127.20	106.00
Operaciones y Servicios YPF	Chile	Repsol YPF Chile, Limitada	Petróleos Transandinos, S.A.	Operation of service stations	I.G.	100	100	1.14	(0.64)	0.06	—	0.56	—
Petróleos Transandinos YPF, S.A.	Chile	Repsol YPF Chile, Limitada	YPF, S.A. / OPESSA	Marketing and distribution of fuels and lubricants	I.G.	100	100	41.09	22.72	3.06	—	66.87	7.13
Repsol YPF Bolivia, S.A.	Bolivia	Repsol YPF, S.A.	R. Ex.plorac./Rex. Perú/Rex. Colombia/ R.YPF E&P Bolivia	Portfolio company	I.G.	100	100	790.19	(233.15)	38.32	—	595.36	679.00
Empresa Petrolera Andina, S.A.	Bolivia	Repsol YPF Bolivia, S.A.		Oil and gas exploration and production	I.G.	50.00	50.00	222.83	138.92	43.04	—	202.40	202.40
Transierra S.A.	Bolivia	Empresa Petrolera Andina, S.A.		Oil and gas transmission	P.E.	22.25	44.50	59.09	(0.83)	8.30	—	29.62	29.62
Maxus Bolivia Inc.	Cayman Islands	Repsol YPF Bolivia, S.A.		Oil and gas exploration and production	I.G.	100	100	98.32	28.44	30.80	—	157.56	157.56
Repsol YPF E&P de Bolivia, S.A.	Bolivia	Maxus Bolivia Inc.	R. YPF Bolivia, S.A. / Rex. Perú, S.A. / Rex. Colombia, S.A.	Oil and gas exploration and production	I.G.	100	100	112.20	(0.29)	34.11	—	146.02	145.62
AESA Construcciones y Servicios Bolivia	Bolivia	Repsol YPF Bolivia, S.A.	R. YPF E&P de Bolivia, S.A. / Astra Evangelista	Engineering and construction	P.E.	100	100	*	(1.25)	(3.89)	—	(5.13)	(5.03)

	Country	Parent Company	Other Shareholders(1)	Line of Business	Consolidation Method	Total % of Ownership		Amounts in Millions of Euros
Name						% of Direct Ownership	% Control	Capital	Reserves	Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)
Repsol YPF Brasil, S.A.	Brazil	Repsol YPF, S.A.	OPESSA	Explotation and marketing of oil and gas	I.G.	100	100	475.51	(152.44)	(49.20)	—	273.87	213.00
Repsol YPF Distribuidora, S.A.	Brazil	Repsol YPF Brasil, S.A.	Repsol YPF Importadora de Productos, Ltda.	Operation and administrative consulting services	I.G.	100	100	54.53	(12.82)	(4.94)	—	36.78	36.78
Transportadora Sul Brasileira do Gas, S.A.	Brazil	Repsol YPF Brasil, S.A.		Gas supply and logistics	P.E.	15.00	15.00	22.40	(5.92)	(1.13)	—	2.30	2.30
Refinaria de Petróleos Manguinhos, S.A.	Brazil	Repsol YPF Brasil, S.A.		Refining and marketing of oil products	I.P.	30.71	30.71	5.70	39.41	9.52	—	16.78	16.78
Manguinhos Distribuidora, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.		Marketing of oil products	I.P.	30.71	30.71	8.50	0.54	(0.11)	—	2.74	—
Manguinhos Química, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.	Manguinhos Distribuidora, S.A.	Marketing of petrochemicals	I.P.	30.71	30.71	1.60	(0.33)	0.16	—	0.44	—
Alberto Pasqualini REFAP, S.A.	Brazil	Repsol YPF Brasil, S.A.		Refining and marketing of oil products	I.P.	30.00	30.00	186.95	134.36	29.01	—	105.10	105.10
Operadora de Postos de Servicos Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol YPF Importadora de Productos, Ltda.	Operation of service stations	I.G.	100	100	13.38	(3.65)	(2.10)	—	7.62	7.62
Repsol YPF Importadora de Productos, Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol Gas Brasil, S.A.	Marketing of oil products	I.G.	100	100	0.28	0.55	(0.56)	—	0.26	0.26

Consolidation Method

I.G.:	Full consolidation
I.P.:	Proportional consolidation
P.E.:	Equity Method
n.a.:	Not available
(*)	Amount less than €20,000.
(1)	Other Group companies with ownership interests of less than that of the Parent Company in the company’s capital stock.
(2)	Based on the percentage of ownership of the related Parent Company.
(3)	Relates to the value of the net investment.
(4)	The figures relate to the consolidated subgroup made up by Global Companies, Llc., Chelsea Sandwich Llc. and Global Montello Group Llc.
(5)	The Enagás Group comprises the following companies: Enagás, Gasoducto Braga-Tuy, S.A., Gasoducto Campomaior-Leira-Braga, S.A., Gasoducto Al-Andalus, S.A., Gasoducto Extremadura, S.A. and Enagas International Finance, S.A.
(6)	This company is fully consolidated by its parent company. The parent company is accounted for by the equity method in the REPSOL YPF Group.
(7)	At these companies the data relate to the consolidated aggregates of the respective subgroups.
(8)	Net income corresponding to November, 2004 and October, 2004
(9)	Companies available-for-sale as of December 31, 2004.

EXHIBIT II

Details of Directors’ holdings and/or duties in companies engaging in identical, similar or supplementary activity to that which constitutes the corporate purpose of Repsol YPF.

Mr. Antonio Brufau Niubó

Duties:

•	Vice-Chairman of the Board of Directors of Gas Natural SDG, S.A.

•	Director of Suez

Holdings:

•	Gas Natural SDG, S.A.: 20,444 shares

•	Suez: 2,000 shares

Mr. Gregorio Villalabeitia Galarraga

Duties:

•	Director of Gas Natural SDG, S.A.:

Holdings:

•	Gas Natural SDG, S.A.: 10 shares

Mr. Luis Ramírez Corzo Hernández

Member of the Board of Directors representing PEMEX INTERNACIONAL ESPAÑA, S.A.

Duties:

•	CEO of Petróleos Mexicanos.