Form 20-F
period 2005-12-31
REPSOL YPF SA
filed 2006-07-14
CIK 847838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

Commission file number: 1-10220

Repsol YPF, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of incorporation or organization)

Paseo de la Castellana, 278—280, 28046 Madrid, Spain

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

The number of certain outstanding shares of each class of stock of Repsol International Capital Limited benefiting from a guarantee of Repsol YPF, S.A. at December 31, 2005 was:

Series A 7.45% non-cumulative guaranteed preference shares	29,000,000
Series B floating rate quarterly non-cumulative guaranteed preference shares	1,000,000
Series C floating rate quarterly non-cumulative guaranteed preference shares	2,000,000

The number of outstanding shares of each class of stock of Repsol YPF, S.A. as of December 31, 2005 was:

Ordinary shares, par value €1.00 per share	1,220,863,463

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes  ☒    No  ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

CROSS REFERENCE SHEET

The following table provides cross reference between the contents of this annual report and the requirements of Form 20-F.

Form 20-F Item	Repsol YPF 2005 Annual Report on Form 20-F
PART I	PART I

Item 1.	*
Item 2.	*
Item 3.	Item 1. Key Information about Repsol YPF
Item 4.	Item 2. Information on Repsol YPF
Item 4A.	Item 13F. Unresolved Staff Comments
Item 5.	Item 3. Operating and Financial Review and Prospects
Item 6.	Item 4. Directors, Senior Management and Employees
Item 7.	Item 5. Major Shareholders and Related Party Transactions
Item 8.	Item 6. Financial Information
Item 9.	Item 7. Offering and Listing
Item 10.	Item 8. Additional Information
Item 11.	Item 9. Quantitative and Qualitative Disclosure About Market Risk
Item 12.	*

PART II	PART II

Item 13.	Item 10. Defaults, Dividend Arrearages and Delinquencies
Item 14.	Item 11. Material Modifications to the Rights of Securities Holders and Use of Proceeds
Item 15.	Item 12. Controls and Procedures
Item 16.	*
Item 16A.	Item 13A. Audit Committee Financial Expert
Item 16B.	Item 13B. Code of Ethics
Item 16C.	Item 13C. Principal Accountant Fees and Services
Item 16D.	Item 13D. Exemptions from the Listing Standards for Audit Committees
Item 16E.	Item 13E. Purchases for Equity Securities by the Issuer and Affiliated Purchasers
Item 17.	*

PART III	PART III

Item 18.	Item 14. Financial Statements
Item 19.	Item 15. Exhibits

*	Not applicable.

i

Oil and Gas Terms

The following terms have the meanings shown below unless the context indicates otherwise:

“acreage”	The total area, expressed in acres, over which Repsol YPF has interests in exploration or production. Net acreage is Repsol YPF’s interest, expressed in acres, in the relevant exploration or production area.

“bbl”	Barrels.

“bcf”	Billion cubic feet.

“bcm”	Billion cubic meters.

“boe”	Barrels of oil equivalent.

“boe/d”	Barrels of oil equivalent per day.

“calendar day”	When used with respect to production or capacity, means total annual production or capacity (after taking into account scheduled plant shutdowns) divided by 365.

“condensate”	Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil with respect to Repsol YPF’s production and reserves includes condensate and natural gas liquids.

“distillation”	A process by which liquids are separated or refined by vaporization followed by condensation.

“gas”	Natural gas.

“GWh”	Gigawatt hours.

“HP”	Horse Power.

“hydrocarbons”	Crude oil and natural gas.

“kbbl/d”	Thousand barrels per day.

“kboe/d”	Thousand barrels of oil equivalent per day.

“km”	Kilometers.

“km2”	Square kilometers.

“liquids”	Crude oil, condensate and natural gas liquids.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“mbbl”	Million barrels.

“mboe”	Million barrels of oil equivalent.

“mboe/d”	Million barrels of oil equivalent per day.

“mBtu”	Million British thermal units.

“mmcf”	Million cubic feet.

“mmcf/d”	Million cubic feet per day.

“mmcm/d”	Million cubic meters per day.

“MW”	Megawatts.

“proved developed reserves”	Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“proved reserves”	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrates with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date of the estimates is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

“proved undeveloped reserves”	Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances are estimates for proved undeveloped reserves attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Conversion Table

1 tonne = 1,000 kilograms = 2,204 pounds

1 barrel = 42 U.S. gallons

1 tonne of oil = approximately 7.3 barrels (assuming a specific gravity of 34 degrees API (American Petroleum Institute))

1 barrel of oil equivalent = 5,615 cubic feet of gas = 1 barrel of oil, condensate or natural gas liquids

1 kilometer = 0.63 miles

1 million Btu = 252 termies

1 cubic meter of gas = 35.3147 cubic feet of gas

1 cubic meter of gas = 10 termies

1,000 acres = approximately 4 square kilometers

Presentation of Certain Information

Since January 1, 1999, Repsol YPF publishes its financial statements in euro. Until the year ended December 31, 2004, Repsol YPF prepared its financial statements in accordance with generally accepted accounting principals in Spain (Spanish GAAP). In accordance with European Union (EU) regulations, from January 1, 2005, Repsol YPF has prepared its financial statements in conformity with International Financial Reporting Standards (IFRS) as adopted by the EU. As applied to Repsol YPF, there are no material differences with IFRS as issued by the International Accounting Standards Board. The opening IFRS consolidated balance sheet was prepared as of January 1, 2004. See Note 1 to our Consolidated Financial Statements for a description of the principal differences between Spanish GAAP and IFRS as they related to Repsol YPF and for a reconciliation of our shareholders’ equity as of January 1 and December 31, 2004 and the 2004 income statement from Spanish GAAP to IFRS. IFRS differs in important respects from U.S. generally accepted accounting principles, referred to as U.S. GAAP. See Note 42 to the Consolidated Financial Statements included elsewhere in this annual report for a description of the principal differences between IFRS and U.S. GAAP as they relate to Repsol YPF and for a reconciliation of net income and total shareholders’ equity for the periods and as of the dates indicated. See also Section 3. “Operating and Financial Review and Prospects—U.S. GAAP Reconciliation.”

This annual report is prepared under the one-time accommodation provided by the SEC to allow, for a limited period, foreign private issuers that prepare financial statements in accordance with IFRS to present only one year of comparative information in their first IFRS financial statements.

Unless otherwise indicated, the information contained in this annual report reflects:

•	for the subsidiaries whose results and balance sheet were consolidated using the global integration method at the date or for the periods indicated, 100% of the assets, liabilities and results of operations of such subsidiaries without excluding minority interests,

•	for the subsidiaries whose results and balance sheet were consolidated using the proportional integration method, a pro rata amount of the assets, liabilities and results of operations for such subsidiaries at the date or for the periods indicated. For information regarding consolidation, see Note 2 to the Consolidated Financial Statements, and

•	for the subsidiaries whose results were consolidated using the equity method, the amount of the financial investment in such subsidiaries corresponds to the pro rata share of the value of the assets of such subsidiaries, plus the amount, if any, of any associated goodwill and whose results of operations are included within the item “Share of results of companies accounted for using the equity method” on our consolidated income statement.

Unless otherwise indicated, where this annual report provides translations into euro of amounts denominated in or resulting from transactions effected in currencies other than the euro, the conversion has been effected at the relevant exchange rate on the effective date of the transaction for accounting purposes. All other translations into euro of amounts in currencies other than the euro in this annual report have been calculated, unless otherwise indicated, at the relevant exchange rate on December 31, 2005.

Reserves Restatement

On January 26, 2006, Repsol YPF announced that, in connection with the determination of its worldwide proved oil and gas reserves as of December 31, 2005, it would reduce its prior proved reserves estimates by 1,254 million barrels of oil equivalent. This amount represented 25% of Repsol YPF’s total proved reserves originally reported as of December 31, 2004. Repsol YPF’s Audit and Control Committee undertook an independent review of the facts and circumstances of the reduction in proved reserves with the assistance of an independent counsel, King & Spalding LLP. The Audit and Control Committee presented the final conclusions of the independent review to the Board of Directors at its meeting of June 15, 2006. This report includes restated unaudited oil and gas reserves disclosures to give effect to this reduction as of the date on which such reserves did not represent “proved reserves” under the applicable rules of the Securities and Exchange Commission. Please refer to Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Oil and Gas Reserves” for an analysis of the reserves revision by country and Section 3. “Operating and Financial Review and Prospects—Recent Developments—Reserves Revisions and Independent Review” and Notes 41 and “Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited Information)” to the Consolidated Financial Statements for additional information and discussion relating to the reserves revision.

v

Forward-looking Statements

This annual report, including any documents incorporated by reference, contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves and Repsol YPF’s plans with respect to capital expenditures, business strategy, geographic concentration, cost savings, investments and dividend payout policies. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict. Accordingly, Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend payout policies could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, factors described in Repsol YPF’s filings with the Securities and Exchange Commission and, in particular, those described in Section 1. “Key Information about Repsol YPF—Risk Factors” and Section 3. “Operating and Financial Review and Prospects” in this annual report. Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

References

In this annual report, references to “Repsol YPF”, “Repsol YPF Group”, “Group”, “we”, “us” and “our” refer to Repsol YPF, S.A. and its consolidated subsidiaries, unless otherwise specified.

In this annual report, references to “Consolidated Financial Statements” are to Repsol YPF’s audited consolidated balance sheets as of December 31, 2005 and 2004, Repsol YPF’s audited consolidated statements of income for the years ended December 31, 2005 and 2004 and Repsol YPF’s audited consolidated cash flow statements for the years ended December 31, 2005 and 2004.

In this annual report, references to “euro” or “€” are to the European Union euro, which is Spain’s legal currency, references to “dollars” or “$” or “US$” are to United States dollars, and references to “pesos” or “Ps.” are to Argentine pesos. A “billion” is a thousand million.

PART I

1.	Key Information about Repsol YPF

1.1	Selected consolidated financial data

The following tables present selected consolidated financial data of Repsol YPF. You should read this table in conjunction with Section 3. “Operating and Financial Review and Prospects” and the Consolidated Financial Statements included elsewhere in this annual report.

The consolidated income statement data for each of the years in the two-year period ended December 31, 2005 and the consolidated balance sheet data as of December 31, 2005 and 2004 set forth below have been derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and notes thereto included in this annual report.

The following table presents selected consolidated financial data of Repsol YPF in accordance with IFRS for the periods indicated:

	Year ended December 31,
	2005	2004
	(millions of euro, except per share and ADS amounts)
Consolidated income statement data
Amounts in accordance with IFRS(1):
Operating revenues	51,045	40,292
Operating income	6,161	4,686
Income before income taxes and minority interest	5,556	4,193
Net income	3,224	2,566
Net income attributable to shareholders of the parent	3,120	2,414
Net income attributable to minority interests	104	152
Net income per ADS or share(2)(3)	2.56	1.98
Weighted average shares outstanding (millions)(3)	1,221	1,221

Consolidated balance sheet data
Amounts in accordance with IFRS(1):
Property, plant and equipment, net	23,304	20,303
Total current assets	14,305	11,780
Total assets	45,782	39,693
Long-term debt	6,236	7,333
Preference shares	3,485	3,386
Short-term debt	2,701	3,142
Shareholders’ Equity	16,790	13,230
Equity attributable to shareholders of the parent	16,262	12,806
Equity attributable to minority interests	528	424
Capital stock	1,221	1,221

Other consolidated data
Amounts in accordance with IFRS(1):
Cash flow from operating activities	6,056	4,314
Cash flow from investing activities	(3,132)	(3,486)
Cash flow from financing activities	(3,665)	(2,198)
Dividends per ADS or share(2)(3):	0.60	0.50

In reading Repsol YPF’s financial information provided above, you should be aware of all of the following information:

(1)	As applied to Repsol YPF, there are no material differences between IFRS as adopted by the EU and IFRS as issued by the International Accounting Standards Board. Therefore, no additional items relating to IFRS as issued by the International Accounting Standards Board are disclosed.
(2)	Based on the average number of shares outstanding during such year, which, from 2001 to 2005, was 1,220,863,463 shares.
(3)	Each Repsol YPF ADS represents one share.

The following table presents selected consolidated financial data of Repsol YPF in accordance with U.S. GAAP for the periods indicated:

	Year ended December 31,
	2005	2004	2003	2002	2001
	(millions of euro, except per share and ADS amounts)
Amounts in accordance with US GAAP(1):
Consolidated income statement data
Revenues(2)	45,981	37,462	33,600	33,054	41,075
Net income	2,861	1,943	1,921	1,286	980
Net income per ADS or shares(3)(4)	2.33	1.60	1.57	1.05	0.80

Consolidated balance sheet data
Total assets	39,884	36,440	36,920	37,230	51,613
Long-term debt (including preference shares)(5)	8,146	8,677	5,962	8,137	13,140
Shareholders’ equity	17,612	14,190	13,180	12,947	13,717

In reading Repsol YPF’s financial information provided above, you should be aware of all of the following information:

(1)	The principal differences between IFRS and U.S. GAAP are explained below under Section 3. “Operating and Financial Review and Prospects—U.S. GAAP Reconciliation” and in Note 42 to the Consolidated Financial Statements.
(2)	These amounts were adjusted compared to those presented in previous years. The details of such adjustment are as follows:

	Year ended December 31,
	2004	2003	2002
	(millions of euro)
Amounts in accordance with US GAAP:
As previously presented	31,929	27,974	27,522
Adjustment	5,533	5,626	5,532
As presented	37,462	33,600	33,054

Under IFRS, Repsol YPF reflects excise and similar taxes on oil and gas production and/or sales as both expenses and income. This gave rise to an increase in expenses of €5,636 million in 2005 which was recognized under the heading “Other Expenses”, and to a similar increase in income, which was recognized under the heading “Sales” in the income statement of the Consolidated Financial Statements (see Notes 3.23 and 29 to the Consolidated Financial Statements included elsewhere in this annual report).

Under U.S. GAAP, in previous years, Repsol YPF reported these revenues on a net basis. Since U.S. GAAP allows for various ways of reporting these revenues, in accordance with the accounting policies applied under IFRS, Repsol YPF has now concluded that it will no longer reconcile this difference between IFRS and U.S. GAAP.

(3)	Information for all years is calculated based on the average number of shares outstanding during such year, which, from 2001 to 2005, was 1,220,863,463 shares.
(4)	Each Repsol YPF ADS represents one share.
(5)	The difference between long-term debt (including preference shares) under IFRS and U.S. GAAP corresponds mainly to the consolidation by the equity method under U.S. GAAP of certain of Repsol YPF’s subsidiaries which are consolidated by the proportional integration method under IFRS. See Section 3. “Operating and Financial Review and Prospects—U.S. GAAP Reconciliation—Classification Differences and Other.”

1.2	Exchange rates

The following tables set forth, for the periods and dates indicated, information concerning the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York buying rate for cable transfers in U.S. dollars, per €1.00.

Year ended December 31,	Period End	Average	High	Low
	(U.S. dollar per euro)
2001	0.8901	0.8952	0.9535	0.8370
2002	1.0485	0.9454	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667

Month	Period End	High	Low
	(U.S. dollar per euro)
January 2006	1.2158	1.2287	1.1980
February 2006	1.1925	1.2092	1.1860
March 2006	1.2139	1.2197	1.1886
April 2006	1.2624	1.2624	1.2091
May 2006	1.2833	1.2888	1.2607
June 2006	1.2779	1.2953	1.2522
July 2006 (through July 13, 2006)	1.2673	1.2822	1.2673

The “average” column in the first table above represents the average of the noon buying rates on the last day of each month during the relevant period.

The Noon Buying Rate for the U.S. dollar on July 13, 2006 was $1.2673 = €1.00.

For a discussion of Repsol YPF’s foreign currency exposure, see Section 9. “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exposure.”

Currency fluctuations will affect the dollar equivalent of the euro price of Repsol YPF’s shares on the Spanish stock exchanges and, as a result, are likely to affect the market price of the Repsol YPF American Depositary Shares (“ADSs”) on the New York Stock Exchange. Currency fluctuations will also affect the dollar amounts received by holders of Repsol YPF ADSs on conversion by the depositary of cash dividends paid in euro on the underlying ordinary shares.

1.3	Risk Factors

1.3.1	International reference crude oil prices may fluctuate due to factors beyond Repsol YPF’s control

World oil prices have fluctuated widely over the last 10 years and are subject to international supply and demand factors over which Repsol YPF has no control. Political developments throughout the world (especially in the Middle East), the evolution of stocks of oil and products, the circumstantial effects of climate increases and meteorological phenomena, such as storms and hurricanes, which have affected especially the Gulf of Mexico, the increase in demand in countries with strong economic growth, such as China and India, as well as significant conflicts, like the conflict in Iraq, political instability and the threat of terrorism from which some producing areas suffer periodically, together with the risk that the supply of crude-oil may become a political weapon, as could happen in the conflict that affects the international community with Iran or the conflict of Venezuela with the United States, can particularly affect the world oil market and oil prices. In 2005, the average international price for West Texas Intermediate (“WTI”) crude oil price was US$56.59 per barrel, compared to an average of US$27.86 per barrel for the period 1995-2005, with high and low annual averages of US$56.59 per barrel in 2005 and US$14.39 per barrel in 1998, respectively. Reductions in oil prices negatively affect Repsol YPF’s profitability, the valuation of its assets and its plans for capital investment including projected capital expenditures related to exploration and development activities. A significant reduction of capital investments may negatively affect Repsol YPF’s ability to replace oil reserves.

1.3.2	Repsol YPF’s natural gas operations are subject to particular operational and market risks

Natural gas prices in the various regions in which Repsol YPF operates tend to vary from one another as a result of significantly different supply, demand and regulatory circumstances, and such prices may be lower than prevailing prices in other regions of the world. In addition, excess supply conditions that exist in some regions cannot be utilized in other regions due to a lack of infrastructure and difficulties in transporting natural gas. Because of the significance of the overall investment in infrastructures, natural gas prices in regions where Repsol YPF operates are expected to remain lower than prevailing prices for natural gas produced in regions where there is strong natural gas demand and adequate transportation networks, such as in the United States.

In addition, Repsol YPF has entered into long-term contracts to purchase and supply gas in different parts of the world. In order to supply its clients in Spain and other markets, Gas Natural SDG, in which Repsol YPF owns 30.85%, has entered into long-term contracts to purchase natural gas from Algeria and Norway, as well as long-term contracts to purchase LNG from Algeria, Nigeria, Libya, Trinidad and Tobago and Qatar. These contracts have different price formulas, which could result in higher purchase prices than the price at which such gas could be sold in increasingly liberalized markets. Also, gas availability could be subject to risks of contract fulfillment from counterparties. Thus, it might be necessary to look for other sources of natural gas in the case of non-delivery from any of these sources, which could require payment of higher prices than those called for under such contracts.

Repsol YPF also has long-term contracts to sell gas mainly to clients in Argentina, Bolivia, Brazil, Chile, Venezuela and Spain. These contracts present additional types of risks to the company as they are linked to current proved reserves in Argentina, Bolivia, Venezuela and Trinidad and Tobago. If sufficient reserves in those countries were not available, Repsol YPF might not be able to fulfill these contracts, several of which include penalty clauses for the case of non-fulfillment.

Any of the above items could materially adversely affect our business, results of operations and financial condition.

1.3.3	Repsol YPF has extensive operations in Argentina

As of December 31, 2005, approximately 30.47% of Repsol YPF’s assets were located in Argentina, corresponding for the most part to exploration and production activities. Also, in 2005, approximately 36.89% of Repsol YPF’s operating income was generated from activities in Argentina.

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

With the improvement in the political and economic condition of the country in 2003 and 2004, the regulatory environment applicable to the energy sector, which was deeply affected by the emergency measures adopted during the crisis, began to stabilize. However, since March 2004 and, as a consequence of a shortage in the domestic supply of natural gas and continued high international oil prices, the government has adopted additional measures that modify the regulatory environment. On the one hand, the government has approved an increase in well head gas prices for industries and electricity generators; on the other hand, it has imposed limits on the export of gas to Chile and has taken additional measures, including imposing limits on the supply of gas to industrial consumers and electricity generation plants, since the government gives priority to residential consumers. The government has increased the export tax up to a maximum of 45% for crude oil and fixed it at 20% for LPG. For gasoline, it has reintroduced the export tax at 5%. Additionally, since May 28, 2004 exports of natural gas are subject to customs duties of 20%.

In the domestic oil product market, translation of relatively high domestic inflation rates (12.3% in 2005) and international oil prices into higher domestic prices has been delayed. These measures could have a negative impact on our business, financial condition and results of operation in Argentina.

As of the date of this report, Argentina had completed the restructuring of a substantial portion of its bond indebtedness in 2005 and cancelled all of its debt with the International Monetary Fund (IMF). The country is also seeking to resolve the non-restructured part of its external public debt and the claims brought before international courts by foreign companies affected during the crisis.

In addition, Repsol YPF’s Argentine subsidiary YPF, S.A. (“YPF”) is subject to the risk that the Argentine authorities impose restrictions limiting or prohibiting the export of natural gas and crude oil from Argentina. Any such export restrictions imposed on YPF, S.A. could materially and adversely affect Repsol YPF’s business and results of operations. See Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Market Regulation.”

Repsol YPF’s business and results of operations have been, and may continue to be, materially and adversely affected by economic, political and regulatory risks and developments in Argentina. In particular, during the past years, the energy sector and YPF have been affected by lower sales volumes, difficulties in passing through domestic inflation rates and the impact of prices of crude oil and derived products quoted in dollars to domestic prices fixed in pesos, difficulties in increasing domestic natural gas sale prices and the creation of a tax specifically targeted at the export of hydrocarbons.

The main economic risks we face because of our operations in Argentina are the following:

•	difficulties in passing through domestic inflation rates and the movements in international prices of crude oil and exchange rates to domestic prices;

•	difficulties in increasing local prices of natural gas for our residential customers (households);

•	higher taxes on exports of hydrocarbons;

•	quantitative restrictions on hydrocarbons exports;

•	political pressure to carry out hydrocarbon import activities even if unprofitable or loss-making;

•	higher taxes on domestic sales of fuel; and

•	the possibility of a reversal of the current appreciation of the Argentina peso. Additional depreciation of the peso in relation to foreign currencies may adversely affect the financial condition or results of operations of Argentine companies and the ability of Argentine companies to meet their foreign currency obligations.

1.3.4	Political instability and the negative regulatory environment and outlook for the oil and gas industry in Bolivia may have a material adverse effect on our business, financial condition and results of operations.

Repsol YPF commenced operations in Bolivia in 1994, where we are currently carrying out oil and gas exploration and production activities and LPG distribution activities. During 2005, our operations in Bolivia accounted for 0.99% of our consolidated operating revenues and -0.21% of our consolidated operating income. As of December 31, 2005, the net investment at risk of our operations in Bolivia amounted to €548 million. At such date, Repsol YPF’s net proved oil and gas reserves in Bolivia were 604 million barrels of oil equivalent including the minority interest of Empresa Petrolera Andina, S.A. (“Andina, S.A.”) and 336 million barrels of oil equivalent excluding the minority interest of Andina, S.A. The latter represents 11% of Repsol YPF’s total net proved oil and gas reserves at December 31, 2005.

Since the beginning of 2005, the regulatory environment and outlook for companies that operate in the oil and gas industry in Bolivia has deteriorated. In May 2005, the National Congress of Bolivia approved a new Hydrocarbon Law that stipulated a new legal framework for, and affected various aspects of, the legal regime under which the Repsol YPF Group and all oil and gas companies had been operating, which, among others, included the imposition of an additional 32% tax on oil and gas production (IDH). The Hydrocarbon Law transfers the ownership of all hydrocarbons in the well head to the Bolivian State. In its ruling of June 2, 2006, the Bolivian Constitutional Court confirmed the constitutionality of the Hydrocarbon Law.

In December 2005, Evo Morales, the leader of the Movement to Socialism party, following an election campaign in which he discussed frequently the need for the Bolivian State to have greater involvement in the oil and gas industry, was elected president.

Supreme Decree 28.701, published on May 1, 2006, has nationalized all of Bolivia’s natural hydrocarbon resources and the Bolivian State, through Yacimientos Petrolíferos Bolivianos (“YPFB”), the Bolivian oil company, took over their commercialization for the internal market as well as their industrialization and exportation. Accordingly, the Bolivian State will take control and direction of production, transportation, refining, storage, distribution, commercialization and industrialization of all hydrocarbons in Bolivia. In addition, as many shares in Andina, S.A. as necessary for YPFB to control at least 50% plus one vote in Andina, S.A., an affiliate of Repsol YPF, were nationalized. YPFB has recently nominated its representatives and administrators for Andina S.A. representing 48% of Andina, S.A.’s share capital. This 48% interest in Andina S.A. was owned by the Bolivian citizens and was part of the Collective Capital Fund (Fondo de Capitalización Colectiva) of privatized companies (empresas capitalizadas). Supreme Decree 28.701 has transferred the ownership of this 48% interest to YPFB.

Supreme Decree 28.701 establishes that, within a period of 180 days from its publication, private companies in Bolivia must adjust their activities in Bolivia through the negotiation and execution of new agreements reflecting the new legal framework. Any company that fails to comply with this time limit will be prohibited from continuing its activities in Bolivia. Repsol YPF has indicated its willingness to negotiate with the Bolivian government, though Repsol YPF also intends to pursue all available legal rights.

To implement the Supreme Decree, the Bolivian government has established several coordination committees composed of representatives of the government and oil and gas companies. The Bolivian government has also announced that ongoing negotiations will not conclude until completion of the audit that was commissioned by the government regarding the amounts invested in the country by oil companies.

As of the date of this annual report, we cannot assure you that these developments, including the increases in taxation or royalties and the nationalization of hydrocarbon resources assets, will not have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that possible future developments in Bolivia, whether or not an agreement with the Bolivian State is reached, including the full expropriation of assets or revocation of all concessions and licenses, will not lead us to cease our operations in Bolivia and/or have a material adverse effect on our business, financial condition and results of operations.

See also Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Oil and Gas Reserves” for a discussion of revisions to our previously-reported reserves as of December 31, 2005, in Bolivia.

1.3.5	The oil and gas industry is subject to particular operational risks, and we depend on the cost-effective acquisition or discovery of, and, thereafter, development of new oil and gas reserves

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

1.3.6	Repsol YPF’s operations are subject to extensive regulation

The oil industry is subject to extensive regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling and exploration obligations, restrictions on production, price controls, required divestments of assets and foreign currency controls over the development and nationalization, expropriation or cancellation of contract rights. Such legislation and regulations apply to virtually all aspects of Repsol YPF’s operations inside and outside Spain, and may change. In Spain, for example, the government regulates maximum price levels for bottled LPG exceeding 8 kgs as well as for the supply of piped LPG and natural gas.

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

Repsol YPF has operations in many countries throughout the world, including Iran. U.S. legislation, such as the Iran Sanctions Act of 1996, as amended and extended by the ILSA Extension Act of 2001 (the “Sanctions Act”), may impact Repsol YPF’s operations in Iran. For example, the Sanctions Act requires the President of the United States to impose two or more of certain enumerated sanctions under certain circumstances on companies which engage in trade with or investment activities in Iran. These sanctions include, among others:

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

1.3.8	Most of Repsol YPF’s reserves are located in developing countries

Substantial portions of Repsol YPF’s hydrocarbons reserves are located in countries outside the EU, certain of which may be politically or economically less stable than EU countries. At December 31, 2005, 95.3% of Repsol YPF’s net proved hydrocarbons reserves were located in Latin America and 4.3% in North Africa and the Middle East. See Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Oil and Gas Reserves.” Reserves in developing countries as well as related production operations may be subject to risks, including increases in taxes and royalties, the establishment of limits on production and export volumes, the compulsory renegotiation of contracts, the nationalization or denationalization of assets, changes in local government regimes and policies, changes in business customs and practices, payment delays, currency exchange restrictions and losses and impairment of operations by actions of insurgent groups. See Section 2. “Information on Repsol YPF—Operations—Exploration and Production.” In addition, political changes may lead to changes in the business environment in which Repsol YPF operates. Economic downturns, political instability or civil disturbances may disrupt distribution logistics or limit sales in the markets affected.

1.3.9	Exchange rates may fluctuate due to factors beyond Repsol YPF’s control

Repsol YPF faces exchange rate risk because the revenues and cash receipts it receives from sales of crude oil, natural gas and refined products are generally denominated in U.S. dollars or influenced by the U.S. dollar exchange rate, while a significant portion of Repsol YPF’s expenses are denominated in the local currency of the countries where it operates, principally the euro and the Argentine peso. While an increase in the value of the U.S. dollar against these currencies tends to increase Repsol YPF’s net income, such an increase would also increase the value of Repsol YPF’s debt as the majority of its debt is denominated in U.S. dollars (either directly or synthetically through currency forward contracts). By contrast, a decrease in the value of the U.S. dollar against these currencies tends to decrease Repsol YPF’s net income and reduce the value of its debt. In addition, Repsol YPF publishes its financial statements in euro by translating assets and liabilities expressed in currencies other than euro at period-end exchange rates and revenues and expenses expressed in currencies other than the euro at average exchange rates for the period. Fluctuations in the exchange rates used to translate these currencies into euro could have a material adverse effect on Repsol YPF’s financial statements expressed in euro.

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

Repsol YPF is a limited liability company (sociedad anónima) duly organized on November 12, 1986 and existing under the laws of the Kingdom of Spain. The address of Repsol YPF is Paseo de la Castellana 278-280, 28046 Madrid, Spain and its telephone number is 011-34-91-348-8000.

Repsol YPF is an integrated oil and gas company engaged in all aspects of the petroleum business, including exploration, development and production of crude oil and natural gas, transportation of petroleum products, LPG and natural gas, petroleum refining, petrochemical production and marketing of petroleum products, petroleum derivatives, petrochemicals, LPG and natural gas.

Repsol YPF began operations in October 1987 as part of a reorganization of the oil and gas businesses then owned by Instituto Nacional de Hidrocarburos, a Spanish government agency which acted as a holding company of government-owned oil and gas businesses. In April 1997, the Spanish government sold in a global public offering its entire remaining participation in Repsol YPF. During 1999, and as part of its international growth strategy, Repsol YPF acquired, through a series of acquisitions, YPF, a leading Argentine petroleum company and the former state oil and gas monopolist in Argentina. Since 1999, Repsol YPF has acquired additional shares of YPF and, as of December 31, 2005, Repsol YPF owned 99.04% of YPF.

On June 28, 2000, the General Meeting approved the change of the company’s name from Repsol, S.A. to Repsol YPF, S.A.

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

For a description of our principal capital expenditures and divestitures, see Section 3. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Investments and Divestitures.”

Below is a simplified organizational chart of Repsol YPF’s significant subsidiaries and joint controlled companies as of December 31, 2005, including the country of incorporation and main activities and Repsol YPF’s ownership interest. For a complete list of Repsol YPF’s subsidiaries, see the Consolidated Financial Statements.

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

In October 2004, the Board of Directors elected Antonio Brufau as Chief Executive Officer.

Until January 2005, Repsol YPF organized its business along the following areas of activities: Upstream (Exploration and Production and LNG); Downstream (Refining and Marketing, LPG and Trading); Chemicals; and Gas and Electricity. In January 2005, Repsol YPF approved an organizational structure which, under the leadership of its Chief Executive Officer, reflects the following four key goals:

•	Orientate and move the organization closer to the markets in which Repsol YPF operates;

•	Decentralize and accelerate the decision-making process;

•	Make managers directly responsible for earnings; and

•	Increase the efficiency of the business areas.

This organizational structure emphasizes Repsol YPF’s major managerial priorities—the business areas of Exploration, Production and LNG (Upstream) and Refining, Marketing, Chemicals and LPG (Downstream)—as well as its leading position in Latin America, where approximately 50% of Repsol YPF’s assets are located.

Given Argentina’s particular importance to Repsol YPF’s business, financial condition and results of operations, Repsol YPF will seek to strengthen its management and institutional presence in the country.

Consequently, this organizational structure, which simplifies Repsol YPF’s previous corporate structure, includes three strategic business areas, which report directly to the Chief Executive Officer:

•	Business Division of Argentina, Brazil and Bolivia, which is responsible for the integrated value chain (exploration, production, refining, logistics, marketing and chemicals) in such countries. This Division consists of five business areas and the support functions necessary for integrated management of such business areas.

•	Business Division of Upstream, which Repsol YPF believes will be its principal source of growth. This Division has direct responsibility for exploration and production (except in Argentina, Brazil and Bolivia) and midstream and marketing of LNG on a worldwide basis.

•	Business Division of Downstream, which manages the business areas of refining, marketing and chemicals (except in Argentina, Brazil and Bolivia) and LPG and trading on a worldwide basis.

This organizational structure transfers to the business areas the functions and resources relating to planning and budgets and also includes five divisions which report directly to the Chief Executive Officer:

•	Corporate Division of Legal and General Counsel, whose role, in addition to taking on the secretarial role with respect to the Board of Directors, also incorporates the Corporate Division of Legal Affairs and the Division of Corporate Governance Affairs. As such, activities relating to property, general services, industrial ownership, regulation and competition remain under this Division’s control.

•	Corporate Division of Finance and Corporate Services, which incorporates the Division of Finance responsible for financial management and development of financial information and the Corporate Division of Resources responsible for information systems, engineering, technology, contracts, insurance, environmental issues and security systems. This Division is also responsible for Repsol YPF’s tax issues.

•	Corporate Division of Control and Corporate Development, which provides support to the Chairman and the Executive Committee and plays a key role in ensuring that the performance of the business areas is in line with Repsol YPF’s goals for efficiency and corporate responsibility. This Division is also responsible for issues relating to control, corporate strategy and development and investor relations.

•	Corporate Division of Human Resources, which concentrates on defining Repsol YPF’s policies relating to organization, development, employee relations, planning and compensation, and provides support to the management of human resources within the business areas.

•	Corporate Division of Communication and Head of the Chairman’s Office, which is responsible for Repsol YPF’s corporate communications, publicity, sponsorships, branding and brand name and institutional affairs.

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

Financial Discipline. When setting its capital structure policy, Repsol YPF’s goals in this area for the period are the optimization of cost of capital, to have permanent access to markets and minimize Repsol YPF’s vulnerability to any type of economic shock. These goals translate into a policy that aims to achieve a financial strength level consistent with market spreads for its debt in line with the average spreads of companies rated single A or higher.

Repsol YPF’s Strategic Plan for 2005-2009 represents a renewed commitment to its shareholders, customers, employees, partners, suppliers and the public and marks the beginning of a step-by-step transformation of Repsol YPF’s management culture, which will be based on decentralization, orientation towards the markets, corporate social responsibility and the development of “best practices”.

The Strategic Business Areas of Repsol YPF will develop their strategies according to the following general lines:

Upstream: Engine of profitable growth

•	Solid positioning in the two strategic areas in which Repsol YPF has competitive advantages: North Africa (Libya and Algeria) and the Caribbean (Trinidad and Tobago and Venezuela).

•	Unique position in LNG in the Atlantic Rim. Attractive portfolio of LNG (Trinidad and Tobago, Algeria and Iran) and agreement with Gas Natural SDG. Leadership through integration. The agreement with Gas Natural SDG, in upstream and midstream, will be the tool used to maximize value through the integrated chain. See “—Operations—Exploration and Production—Other Activities—LNG.”

Within this program for growth in Upstream, Repsol YPF has chosen assets related to the production of natural gas, especially LNG, and particularly for the integrated projects of Gassi Touil (Algeria), for its high potential, and for Persian LNG (Iran) as a long-term option.

•	Development of business supported by relationships with national oil companies.

Argentina, Bolivia and Brazil (ABB): An integrated, profitable business

•	Argentina: Argentine businesses will generate a stable cash flow, particularly through the management of mature assets in upstream, where opportunities for exploration of new offshore areas will be exploited, while downstream Repsol YPF will improve the integration and efficiency of all business areas, whose structural position in ABB is very strong.

•	Brazil: development of potential opportunities for upstream.

Downstream: Leadership position in growing markets

•	Contribution to the solid and stable growth of cash flow of Repsol YPF, based upon its leadership position in the industry at a worldwide level, and on a positive margin situation.

•	In Refining, Repsol YPF will take advantage of its excellent position in growing markets, where its better capability for conversion will permit it to achieve margins, taking advantage of the increase in gas/oil imports.

•	Improvement of the cycle in petrochemicals will allow Repsol YPF to enjoy competitive advantages in a profitable and integrated chemical business.

•	The optimal competitive position of the LPG business increases its chances for integration.

The main prudent assumptions (“reference conditions”) for the business environment that management used for estimating the strategic targets were: (i) reference prices of Brent crude oil of 25 US$/bbl, (ii) natural gas reference prices of 4 US$/mBtu (Henry hub), (iii) exchange rates of 1.2 US$/€ and (iv) a tax rate of 35%.

2.1.4	Economic and Operating Information

Below are summaries of operating revenues of Repsol YPF by business and geographic segment:

	2005	2004	05 vs. 04
	(millions of euro)
Operating revenue by business segment
Exploration and Production	9,203	8,302	10.9%
Refining and Marketing	41,298	32,815	25.9
Chemicals	4,186	3,025	38.4
Gas and Electricity	2,765	1,991	38.9
Adjustments and Other	(6,407)	(5,841)	9.7

	51,045	40,292	26.7

	2005	2004	05 vs. 04
	(millions of euro)
Operating revenue by geographic segment
Spain	32,794	25,678	27.7%
ABB	9,443	8,079	16.9
Rest of the World	8,808	6,535	34.8

	51,045	40,292	26.7

Below is a summary of selected operating data of Repsol YPF:

	2005	2004	2003
Crude oil net proved reserves(1)(2)	1,166,660	1,581,697	1,768,036
Spain	3,223	3,749	4,974
ABB(2)	898,197	1,231,816	1,365,065
Rest of the World	265,240	346,132	397,997
Gas net proved reserves(2)(3)	12,136,643	14,342,169	15,446,696
Spain	974	—	—
ABB(2)	7,698,326	9,500,318	9,970,344
Rest of the World	4,437,342	4,841,851	5,476,352
Hydrocarbon net production(4)	415,886	426,671	413,348
Spain	1,259	1,373	1,481
ABB	303,886	315,310	304,139
Rest of the World	110,742	109,788	107,728
Refining capacity(5)(9)	1,233	1,234	1,234
Spain	740	740	740
ABB	391	392	392
Rest of the World	102	102	102
Crude oil processed(6)(9)	55.3	54.9	53.4
Spain	33.8	34.3	32.4
ABB	17.4	17.1	17.1
Rest of the World	4.2	3.5	3.9
Number of service stations(7)	6,853	6,913	6,614
Spain	3,618	3,616	3,611
ABB	2,245	2,370	2,425
Rest of the World	990	927	578
Sales of petroleum products(8)(9)	57,940	54,968	53,577
Spain	33,631	33,028	31,909
ABB	15,815	15,073	15,110
Rest of the World	8,494	6,867	6,558
Sales of petrochemical products(8)
By region:	4,644	4,104	3,968
Spain	1,481	1,342	1,293
ABB	1,102	909	868
Rest of the World	2,061	1,853	1,807
By product:	4,644	4,104	3,968
Basic	979	420	426
Derivative	3,665	3,684	3,542
LPG sales(8)	3,342	3,217	3,193
Spain	1,921	1,955	1,992
Argentina	314	310	308
Rest of Latin America	918	863	809
Rest of the World	189	89	84
Natural gas sales(10)	36.11	32.85	30.34
Spain	23.36	20.99	20.34
America	8.59	7.92	7.15
Rest of the World	4.16	3.94	2.84

(1)	Thousands of barrels of crude oil.
(2)	As restated (at December 31, 2004 and 2003) to give effect to the reserves reduction with respect to fields in Argentina and Bolivia.

(3)	Millions of cubic feet of gas.
(4)	Thousands of barrels of oil equivalent.
(5)	Thousands of barrels per day.
(6)	Millions of tonnes of oil equivalent.
(7)	Information for ABB includes 50% of Refinor’s service stations.
(8)	Thousands of tonnes.
(9)	Information includes 50% of Refinor refinery (Argentina), 30% of REFAP refinery (Brazil) and 30.71% of Manguinhos refinery (Brazil).
(10)	Billion cubic meters. Includes 100% of sales volumes reported by Gas Natural although at December 31, 2005 Repsol YPF owned 30.85% of Gas Natural and accounts for it using the proportional integration method under IFRS because, since January 1, 2002, Gas Natural reports 100% of the natural gas sales volumes of each of its consolidated subsidiaries, regardless of Gas Natural’s stake in such subsidiaries. Since 2004, natural gas sales in Spain have included LNG supplied to wholesale customers in Spain, whereas in prior years these sales were reported as “Rest of the World.” Natural gas sales for 2003 have been restated in accordance with this criterion.

2.1.5	Business Environment

In 2005, global economic growth was slightly lower than in 2004. However, growth remains robust (approximately 4.8%) supported by positive growth in the United States (3.5%) and emerging markets (7.2%), with particularly high rates of GDP in Asian countries. Despite the positive environment, global oil demand (1.1 million of barrels per day in 2005) slowed down due to the persistence of high crude oil prices.

Latin America contributed to this economic growth. Argentina again outperformed other Latin American countries, registering the second consecutive year of extremely high growth (9.1%).

The Spanish economy remained buoyant compared to other European countries, growing 3.4%.

In 2005, crude oil prices remained high. The average WTI price per barrel rose US$15 to US$56.6, while the average Brent price per barrel rose US$17 to reach an average of US$55.1. Such as in 2004, this trend towards rising prices has been followed by high volatility and uncertainty.

Overall, supply side factors are the reason for this development, leading to a significant reduction of demand. Among them, the maintenance of OPEC’s surplus capacity at historically low levels and problems in refining capacity, have been important factors. In addition, although high crude oil prices have created a favorable environment for oil companies focused on Upstream to create value, oil supply increases in the non-OPEC region were lower than expected. Finally, the oil market had to cope with the physical and speculative effects of hurricanes. The loss of a considerable amount of crude oil and natural gas production from the Gulf of Mexico region (initial losses of 95% and 88% of pre-Hurricane-Katrina production levels, respectively) and significant disruptions to approximately half of the U.S. refining industry which is located in the region due to Hurricanes Katrina and Rita, have resulted in significant damages to the global oil sector (according to the U.S. Minerals Management Service, approximately 179,970 barrels per day of oil production and 935.67 million cubic feet of gas per day in the federal offshore Gulf of Mexico remained offline as of June 19, 2006.

Refining margins enjoyed another positive year. This was the result of high crude oil prices, stronger demand for lighter products in the United States and Asia, more stringent specifications worldwide, and the increases in the supply of heavier crude oil from OPEC countries.

In 2005, the exchange rate environment was relatively positive given the higher stability in the dollar/euro exchange rate.

Average international margins in the petrochemical industry in 2005 were the highest for the last five years, with theoretical world margins for basic petrochemicals in the US$700 per ton range. The margins were also high for most of the final petrochemical derived products.

The natural gas sector is generally considered to have the greatest growth opportunities globally. Accordingly, LNG supply is satisfying the growing demand for natural gas in markets that are long distances away from the actual source of the demand, which poses great possibilities of growth in this sector.

Asia has historically driven the development of LNG markets. In 2000, Japan, Korea and Taiwan represented more than 70% of global LNG consumption. Whilst this figure has decreased in recent years because of new markets in the United States and the European Union, the trend could shift back towards Asia due to the fact that China and India are now LNG importers.

In addition to these emerging markets, demand for LNG in the United States and Europe is experiencing strong growth due to new combined cycle power plants and the decline in domestic production. Existing terminals in the United States and Europe are currently under expansion, and there are numerous projects for new LNG regasification facilities.

In order to meet the growing demand for LNG, there are several projects that will commence operations in the following years or that have recently commenced. New projects continue to be developed in countries such as Russia and Norway, while others in Egypt, Australia and Trinidad and Tobago recently commenced operation. These projects, together with others in Africa and the Middle East, are expected to increase the global liquefaction capacity to satisfy demand.

Prices of natural gas on an international level were higher in 2005 than in 2004, as a result of the increased prices of alternative fuels and the tensions derived from supply restrictions in some regions, such as in the United States, where the hurricane season caused production losses in the Gulf of Mexico, or the conflict between Russia and Ukraine that affected Western Europe, as well as the decline of production in some highly developed areas of the Organization of Economic Co-operation and Development (OECD).

2.1.6	Development of the Business

Repsol YPF’s net income attributable to shareholders of the parent for 2005 increased by 29.2% to €3,120 million. Cash flow from operating activities was €6,056 million compared to €4,314 million in 2004. Net income per share increased from €1.98 in 2004 to €2.56 in 2005.

Operating income in 2005 was €6,161 million compared to €4,686 million in 2004.

Repsol YPF’s operating performance was the result of improvements in all its business areas, which during 2005 posted a considerable rise in operating income. Refining and marketing performed well with a 69.3% increase in operating income and record high margins. Meanwhile, in exploration and production, operating income rose by 6% to €3,246 million. Chemicals registered a 17.6% growth in operating income, bolstered in part by higher international margins in Repsol YPF’s product mix and gas power activities.

Repsol YPF’s net debt was €4,514 million at December 31, 2005, compared to €5,398 million at December 31, 2004. See Section 3. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition” for a reconciliation of net debt to total debt and an explanation as to why Repsol YPF believes “net debt” is a useful figure for investors.

2.2	Operations

2.2.1	Exploration and Production

Exploration and Production (“E&P”) accounted for approximately 53% and 65% of Repsol YPF’s operating income in 2005 and 2004, respectively.

E&P includes the exploration and production of crude oil and natural gas in different parts of the world. Repsol YPF’s oil and gas reserves are located in Latin America (Argentina, Bolivia, Trinidad and Tobago, Venezuela, Brazil, Ecuador, Colombia and Peru), North Africa (Libya and Algeria), the Middle East, Spain and the United States.

Repsol YPF conducts its E&P activities through YPF, Repsol Exploración, Repsol YPF Bolivia and Repsol YPF Brazil.

Repsol YPF’s other E&P activities include the liquefaction of natural gas in Trinidad and Tobago, the sale and transportation of LNG and the supply and retail sale of natural gas and natural gas liquids in Argentina.

The lifting costs were €1.97 and €1.57 per barrel of oil equivalent in 2005 and 2004, respectively.

The lifting cost ratio was calculated and based on the figures presented in the tables and in the results of operations of oil and gas production activities in the “Supplementary Information on Oil and Gas Exploration and Production Activities (unaudited information)” in the Notes to the Consolidated Financial Statements included elsewhere in this annual report.

The lifting cost ratio is calculated as the ratio of production cost (excluding royalties, local taxes, withholdings on exports of crude oil and gas from Argentina, transport and others costs) divided by annual production. For example, in 2005 this ratio was €1.97 per barrel of oil equivalent and it was calculated as the ratio between production cost of €2,356 million less royalties, local taxes and withholdings on exports of crude oil and gas from Argentina of €1,309 million and less transport and other costs of €227 million divided by annual production of 415.8 million barrels of oil equivalent.

At December 31, 2005, Repsol YPF had oil and gas exploration and production interests in 24 countries, through concessions and contractual agreements, either directly or through its subsidiaries. Repsol YPF acted as operator in 20 of those countries.

2.2.1.1	Oil and Gas Reserves

Unless otherwise indicated below, Repsol YPF estimated its proved oil and gas reserves as of December 31, 2005, 2004 and 2003 in accordance with guidelines established by the Securities and Exchange Commission and accounting principles set by the Financial Accounting Standards Board. See “Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited Information)” in the Notes to the Consolidated Financial Statements. These standards require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements.

The reserves in all the production areas were externally certified by independent engineers Gaffney, Cline & Associates (“GCA”) and DeGolyer and MacNaughton (“D&M”) over a three-year cycle (2002-2004). On January 1, 2005, a second external certification cycle began. D&M evaluated the main areas operated by Repsol YPF in the Cuyana and Neuquina basins in Argentina, all the areas in Bolivia, the Camisea field in Peru and the Mene Grande and Barrancas fields in Venezuela and GCA evaluated the main areas operated by Repsol YPF in the Golfo de San Jorge basin in Argentina, the reserves of the Loma La Lata-Sierras Blancas gas-condensate reservoir in Argentina and the San Alberto and Sábalo gas-condensate fields in Bolivia. External certifications covered 53% of Repsol YPF’s proved reserves at December 31, 2005.

Repsol YPF’s estimated net proved reserves at December 31, 2005, 2004 and 2003 are summarized in the following table. These reserves are set out in the restated unaudited “Supplementary Information on Oil and Gas Exploration and Production Activities” section of the Consolidated Financial Statements, and are subject to the explanations and qualifications listed therein.

As restated	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World
	(thousands of barrels)
Proved developed and undeveloped net crude oil reserves (including condensate and natural gas liquids)
Reserves at Dec. 31, 2003(1)	1,768,036	4,974	177,371	1,207,799	372,488	5,371	34
Reserves at Dec. 31, 2004(1)	1,581,697	3,749	151,446	1,065,530	354,643	—	6,328
Reserves at Dec. 31, 2005(2)	1,166,660	3,223	117,166	774,282	265,666	—	6,323

(1)	As restated (at December 31) to give effect to the reserves reduction with respect to fields in Argentina and Bolivia.
(2)	57.5% of reserves as of December 31, 2005 were reviewed by GCA and D&M.

As restated	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World
	(millions of cubic feet)
Proved developed and undeveloped net natural gas reserves
Reserves at Dec. 31, 2003(1)	15,446,696	—	310,584	6,695,495	8,391,355	44,875	4,387
Reserves at Dec. 31, 2004(1)	14,342,169	—	240,036	5,867,076	8,226,826	—	8,232
Reserves at Dec. 31, 2005(2)	12,136,643	974	153,669	4,771,697	7,202,500	—	7,802

(1)	As restated (at December 31) to give effect to the reserves reduction with respect to fields in Argentina and Bolivia.
(2)	53.4% of reserves as of December 31, 2005 were reviewed by GCA and D&M.

As restated	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World
	(thousands of barrels of oil equivalent)
Total proved developed and undeveloped net reserves
Reserves at Dec, 31, 2003(1)	4,519,006	4,974	232,684	2,400,229	1,866,941	13,363	815
Reserves at Dec. 31, 2004(1)	4,135,956	3,749	194,195	2,110,424	1,819,795	—	7,794
Reserves at Dec. 31, 2005(2)(3)	3,328,128	3,397	144,533	1,624,095	1,548,391	—	7,712

(1)	As restated (at December 31) to give effect to the reserves reduction with respect to fields in Argentina and Bolivia.
(2)	51.2% of reserves as of December 31, 2005 were reviewed by GCA and D&M.
(3)	Includes 268,626 thousand barrels of crude oil equivalent relating to the minority shareholders of Andina (Bolivia).

Net crude oil and gas proved reserves at December 31, 2005 were 3,328 million barrels of oil equivalent (35.1% crude oil, including condensate and natural gas liquids and 64.9% natural gas), a 32.4% decrease compared to net crude oil and gas proved reserves of 4,926 million barrels of oil equivalent originally reported at December 31, 2004.

On January 26, 2006, Repsol YPF announced that, in connection with the determination of its worldwide proved oil and gas reserves as of December 31, 2005, it would reduce its prior proved reserve estimates by 1,254 million barrels of oil equivalent. This amount represented 25% of Repsol YPF’s total proved reserves originally reported as of December 31, 2004 (4,926 million barrels of oil equivalent). Repsol YPF’s Audit and Control Committee undertook an independent review of the facts and circumstances of the reduction of proved reserves described above and, on June 15, 2006, presented its final conclusions to the Board of Directors. According to the independent review, the process for determining reserves with respect to Repsol YPF’s fields in Bolivia and Argentina was flawed from 1999 to 2004 and Repsol YPF personnel at times failed to apply properly U.S. Securities Exchange Commission (“SEC”) criteria for reporting proved reserves.

The independent review reported that this was principally due to:

•	Lack of proper understanding of and training on the requirements of the SEC for booking proved reserves.

•	Undue optimism regarding the technical performance of the fields and (for Bolivia) commercialization of the gas and focus on Repsol YPF’s replacement ratio.

•	Absence of a meaningful deliberative process for determining proved reserves and resolving disputes.

•	Unwillingness to accept personal responsibility for reporting internally adverse facts regarding reserves and a corresponding tendency to view such issues as falling within another person’s or department’s jurisdiction. Over time, problems emerged and grew in the absence of delineation of responsibilities for booking proved reserves and in the absence of clear directives pre-2005.

This notwithstanding, no evidence was found that any personnel involved in the reporting of proved reserves were motivated by a desire to further their personal gain.

In addition to emphasizing the importance of the numerous and effective organizational changes that Repsol YPF has undertaken in 2005, which have remedied in large measure the weaknesses identified above, as well as the significant steps already undertaken regarding public awareness about Repsol YPF’s reserves, the independent review has also led to certain recommendations with the goal of continuing the process already underway. The Board of Directors has fully accepted the conclusions of the Audit and Control Committee and of its independent advisors and management is in the process of implementing these recommendations. See Section 3. “Operating and Financial Review and Prospects—Recent Developments—Reserves Revisions and Independent Review” for a detailed discussion of the independent review and its conclusions and Section 3. “Operating and Financial Review and Prospects—Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies—Critical Accounting Policies relating to the Primary Financial Statements” for a discussion of certain provisions we made in our Consolidated Financial Statements as of and for the year ended December 31, 2005 relating to the reserves revision.

Based on its application of SEC criteria for reporting proved reserves, Repsol YPF has concluded that a reserves restatement should be made for Argentina with respect to years 2003 and 2004. Specifically, Repsol YPF has concluded that reported volumes at the gas-condensate reservoir of Loma La Lata—Sierras Blancas, which had originally been booked on the basis of computer reservoir simulation modeling, were not sufficiently supported by actual reservoir performance. This conclusion is attributable to recent processing of technical information available in 2003 and 2004. D&M and GCA had conducted two external evaluations of the Loma La Lata—Sierras Blancas reservoir at December 31, 2005.

With respect to the revision of proved oil and gas reserves in Bolivia, the proved reserves reported in “Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited information)” in the Consolidated Financial Statements relating to years prior to 2005 have been restated since the treatment during years 1999 to 2004 was inadequate due to a different interpretation of the commercial aspects of the exportation of gas to Brazil. Particularly, proved reserves for these periods did not take into account commercial agreements for the gas exported to Brazil other than the Gas Sales Agreement (“GSA”) between YPFB and Petrobras, and the contract to supply gas to the thermoelectric power plant at Cuiaba (Brazil). The reserves restatement in Bolivia affects mainly the giant gas-condensate fields of Sábalo and San Alberto, where D&M and GCA had conducted two external evaluations at December 31, 2005.

As consequence of proved reserves restatements in Argentina and Bolivia, the previously reported reserves for the following years have been affected:

Years prior to 2003

For Bolivia, a summary of the estimated effects on years prior to 2003 is as follows:

At December 31, 1999 (and January 1, 2000), the aggregated effect on proved reserves volumes of the reserves restatement was 188 million barrels of oil equivalent, comprising 17 million barrels of crude oil, condensate and natural gas liquids and 956 billion standard cubic feet of gas. This amounts to 4% of the total proved reserves originally stated at that date (4,698 million barrels of oil equivalent). Of the total aggregated effect 32% had been in the proved developed reserves category and 68% had been categorized as proved undeveloped reserves. Gas condensate fields in Bolivia accounted for 100% of the restated volume at that date.

At December 31, 2000 (and January 1, 2001) the aggregated effect on proved reserves volumes of the reserves restatement was 111 million barrels of oil equivalent, comprising 15 million barrels of crude oil, condensate and natural gas liquids and 542 billion standard cubic feet of gas. This amounts to 2% of the total proved reserves originally stated at that date (4,942 million barrels of oil equivalent). Of the total aggregated effect 43% had been in the proved developed reserves category and 57% had been categorized as proved undeveloped reserves. Gas condensate fields in Bolivia accounted for 100% of the restated volume at that date.

At December 31, 2001 (and January 1, 2002), the aggregated effect on proved reserves volumes of the reserves restatement was 373 million barrels of oil equivalent, comprising 36 million barrels of crude oil, condensate and natural gas liquids and 1,895 billion standard cubic feet of gas. This amounts to 7% of the total proved reserves originally stated at that date (5,606 million barrels of oil equivalent). Of the total aggregated effect, 37% had been in the proved developed reserves category and 63% had been categorized as proved undeveloped reserves. Gas condensate fields in Bolivia accounted for 100% of the restated volume at that date.

At December 31, 2002 (and January 1, 2003) the aggregated effect on proved reserves volumes of the reserves restatement was 593 million barrels of oil equivalent, comprising 65 million barrels of crude oil, condensate and natural gas liquids and 2,961 billion standard cubic feet of gas. This amounts to 11% of the total proved reserves originally stated at that date (5,261 million barrels of oil equivalent). Of the total aggregated effect 15% had been in the proved developed reserves category and 85% had been categorized as proved undeveloped reserves. Gas condensate fields in Bolivia accounted for 100% of the restated volume at that date.

Years 2003 and 2004

For Bolivia, the proved reserves restatement at December 31, 2004 and 2003 was due to not taking into account commercial agreements for the gas exported to Brazil other than the GSA and the contract to supply gas to the thermoelectric power plant at Cuiaba. For Argentina the reported volumes at the gas-condensate reservoir of Loma La Lata—Sierras Blancas, which had originally been booked on the basis of computer reservoir simulation modeling, were not sufficiently supported by actual reservoir performance. This conclusion is attributable to recent processing of technical information available in 2003 and 2004.

A summary of the estimated effects on years 2003 and 2004 is as follows:

At December 31, 2003 (and January 1, 2004), the aggregated effect on proved reserves volumes of the reserves restatement was 914 million barrels of oil equivalent, comprising 114 million barrels of crude oil, condensate and natural gas liquids and 4,495 billion standard cubic feet of gas. This amounts to 17% of the total proved reserves originally stated at that date (5,433 million barrels of oil equivalent). Of the total aggregated effect 36% had been in the proved developed reserves category and 64% had been categorized as proved undeveloped reserves. Gas condensate fields in Bolivia accounted for 63% of the restated volume at that date and the gas-condensate reservoir of Loma La Lata-Sierras Blancas accounted for the remaining 37%. The reserves restatement gave rise to an estimated reduction of $807 million in the standardized measure of discounted future net cash flow for Group. This effect represents approximately 5.7% of the total standardized measure that was originally stated at that date.

At December 31, 2004 (and January 1, 2005), the aggregated effect on proved reserves volumes of the reserves restatement was 790 million barrels of oil equivalent, comprising 101 million barrels of crude oil, condensate and natural gas liquids and 3,865 billion standard cubic feet of gas. This amounts to 16% of the total proved reserves originally stated at that date (4,926 million barrels of oil equivalent). Of the total aggregated effect 78% had been in the proved developed reserves category and 22% had been categorized as proved undeveloped reserves. Gas condensate fields in Bolivia accounted for 68% of the restated volume at that date and the gas-condensate reservoir of Loma La Lata-Sierras Blancas accounted for the remaining 32%. The reserves restatement gave rise to an estimated reduction of $510 million in the standardized measure of discounted future net cash flow for the Group. This effect represents approximately 3.4% of the total standardized measure that was originally stated at that date.

Year 2005

For year 2005 the main changes to proved reserves, after giving effect to the proved reserves restatement previously indicated for prior years, have been due to:

1.	Revisions of previous estimates

After Repsol YPF’s proved reserves restatement the total revisions of previous estimates as of December 31, 2004 are 464 million barrels of oil equivalent, comprising 269 million barrels of crude oil and natural gas liquids and 1,095 billion standard cubic feet of gas. This amounts to 11% of the total unaudited proved reserves as restated at that date. The principal revisions to proved reserves in 2005, country by country, are as follows:

Argentina

At December 31, 2004, Repsol YPF’s restated proved reserves in Argentina were 2,110 million barrels of oil equivalent (5,867 billion standard cubic feet of gas and 1,066 million barrels of crude oil, condensate and natural gas liquids).

The reserves of all the productive areas were certified externally by GCA over a period of three years (2002-2004). In 2005, a second period of external certifications began in which D&M evaluated the principal areas operated by Repsol YPF in the Cuyana and Neuquina basins, and GCA evaluated the principal areas operated by Repsol YPF in the Golfo de San Jorge basin; additionally, GCA certified the reserves of the giant Loma La Lata-Sierras Blancas gas-condensate reservoir. External certifications covered 68.6% of Repsol YPF’s proved reserves in Argentina at December 31, 2005.

The downward revision of the previous estimates by 256 million barrels of oil equivalent (179 million barrels of crude oil, condensate and natural gas liquids and 433 billion standard cubic feet of gas) represented 12% of Repsol YPF’s proved reserves restated in Argentina at December 31, 2004.

These negative revisions were principally due to two factors:

a)	Contractual revisions: reserves declared as proved in previous years based on the 10 year extension of the Concessions, established by the Law of Hydrocarbons, were reclassified as non-proved since there is no reasonable certainty at December 31, 2005 that concessions will indeed be renewed.

This entails a negative adjustment of net proved reserves of 67 million barrels of oil equivalent (63 million barrel of crude oil and 23 billion standard cubic feet of gas) of which 47% correspond to the Chihuido de la Sierra Negra area and 42% correspond to the reserve areas of the Cuyana basin.

b)	Several technical revisions, such as revisions of GIIP in gas fields because of adjustments of the pressure evolution, greater decline of the primary oil production and acceleration of the water cut in oil fields, which caused a negative adjustment of 189 million barrels of oil equivalent (116 million barrels of crude oil, condensate and natural gas liquids and 410 billion standard cubic feet of gas).

The principal adjustments due to the revision of previous estimates were made to:

a)	The Chihuido de la Sierra Negra (CHSN)-Troncoso Inferior/Agrio+Avilé reservoir for which the new evaluation implies a negative revision of 40.2 million barrels of oil equivalent (37.8 million barrels of crude oil and 13.2 billion standard cubic feet of gas) for technical reasons relating to the production performance of the reservoir that has been adversely affected by multiple factors, including the effect of interrupted production in late 2004 and problems with the injection wells and the handling of the produced fluids, which has caused a downward deviation in short and medium-term production estimates, to which 31.6 million barrels of oil equivalent need to be added (30.4 million barrels of crude oil and 6.5 billion standard cubic feet of gas) corresponding to the 10 years contractual extension declared as proved in previous years. The total revision, taking into account both reasons, amounts to 49% of the reservoir proved reserves at December 31, 2004. The proved reserves had been certified by DeGolyer & MacNaughton at December 31, 2005.

b)	The Ramos/Chango Norte-Porcelana gas-condensate field, where the updated analysis of the pressure evolution by the material balance method resulted in a negative revision of the net proved reserves of 41.4 million barrels of oil equivalent (196 billion standard cubic feet of gas and 6.5 million barrels of condensate and natural gas liquids), which represent 39% of the field proved reserves at December 31, 2004. This field had been certified by Gaffney, Cline & Associates at December 31, 2004.

c)	The Portón/Chihuido of the Salina/Chihuido of the Salina Sur reserve area, where the net proved reserves were reduced by 21.7 million barrels of oil equivalent (78.9 billion standard cubic feet of gas and 7.7 million barrels of condensate and natural gas liquids) principally due to the volumetric adjustments of the GIIP of the gas-caps and its corresponding liquid hydrocarbons. The mentioned revision includes the adjustment of 2.3 million barrels of oil equivalent (12.5 billion standard cubic feet of gas) corresponding to the gas volumes to be produced in the El Portón area during the 10 years contractual extension declared as proved in previous years. The external reserve certification, conducted by DeGolyer & MacNaughton at December 31, 2005, confirmed that the internal estimate was reasonable.

d)	The Aguada Toledo-Sierra Barrosa reservoir, for which the review of the production-reinjection history, together with the evolution of the pressures of the gas-cap and its analysis by the material balance method resulted in a negative revision of 21 million barrels of oil equivalent (119 billion standard cubic feet of gas), of which 28% have been reclassified as non proved reserves. The proved reserves had been certified by DeGolyer & MacNaughton at December 31, 2005.

e)	The Lomas del Cuy/Los Perales reserve areas, formed by oil reservoirs, located in the western flank of the Golfo de San Jorge basin, where there has been a global negative revision of 17.3 million barrels of crude oil, 17% of the crude oil proved reserves at December 31, 2004, due to the external reserve certification conducted by Gaffney, Cline & Associates at December 31, 2005. The fundamental reason for the negative revision is the increased exponential decline used by Gaffney, Cline & Associates to estimate the proved reserves, for the primary oil recovery, of wells drilled before 2001 in Los Perales and Lomas del Cuy.

Bolivia

At December 31, 2004, Repsol YPF’s restated proved reserves in Bolivia were 772 million barrels of oil equivalent (3,619 billion standard cubic feet of gas and 128 million barrels of crude oil, condensate and natural gas liquids).

At December 31, 2005, D&M certified all of Repsol YPF’s proved reserves in Bolivia. In addition, GCA certified the reserves of Repsol YPF’s main gas-condensate fields in Bolivia: San Alberto and Sábalo.

The downward revision of the previous estimates by 122 million barrels of oil equivalent (510 billion standard cubic feet of gas and 31 million barrels of crude oil, condensate and natural gas liquids) represented 16% of Repsol YPF’s proved reserves restated in Bolivia at December 31, 2004.

The downward revision is attributable to two main factors:

a)	Changes in the contractual framework applicable to operations in Bolivia:

The new Hydrocarbon Law, enacted in May 2005, dramatically alters the applicable tax regime and the commercial and operating environment for the oil and gas industry in Bolivia.

These changes have had a significant impact on the anticipated economics of new development, affected the commercial viability of many marginal fields, reduced the expected profitability of existing production and introduced commercial uncertainties that could affect the ability to fulfill existing supply contracts in the future.

New changes in the legal and/or contractual framework, or the possibility that the Bolivian Government will elect to receive royalties in kind in the future, instead of in cash, as it does today, may modify the figures mentioned above.

b)	Changes in the performance of some fields:

New volumetric calculations and the match by material balance of the brief history of production-pressures available in the gas-condensate field of San Alberto, has led to a reduction in the estimated Gas Initially In Place (GIIP) contacted by the existing wells and of the proved reserves.

The negative revisions, which result from the operating activity in 2005, and which mainly affect the condensate-gas field of Río Grande, add up to the overall revisions.

The principal adjustments due to the revisions of previous estimates were made to:

a)	The Yapacaní field where, mainly as a result of the new Hydrocarbon Law, the new investments, for the previously planned expansion of the gas treatment plant and the infrastructure to increase the transportation capacity of the Boomerang area pipeline, have been put in hold. This decisions have resulted in a negative revision of 55 million barrels of oil equivalent (262 billion standard cubic feet of gas and 8.2 million barrels of condensate and natural gas liquids), which represented 63% of the field restated proved reserves at December 31, 2004.

b)	The Río Grande field, where there was a negative revision by 53 million barrels of oil equivalent (227 billion standard cubic feet of gas and 12.5 million barrels of condensate and natural gas liquids), which represented 55% of the field restated proved reserves at December 31, 2004. The causes of that revision, which made the projects marginal, were the negative results of the wells workovers made during 2005 in the gas-condensate reservoirs of Cajones, San Telmo Wm and San Telmo X, its subsequent technical re-evaluation and the negative impact of the tax system imposed by the new Hydrocarbon Law on the profitability of new investments necessary for their development.

c)	The San Alberto field for which the new technical estimate, that implied a reduction of the proved GIIP estimate due to the volumetric re-evaluation that takes into account the latest geological and petrophysical review and that is in line with the dynamic estimate by material balance, has led to a negative revision of net proved reserves of 35 million barrels of oil equivalent (147 billion standard cubic feet of gas and 8.9 million barrels of condensate and gasoline) which represented 15% of the filed restated proved reserves at December 31, 2004.

Venezuela

In Venezuela, as of December 31, 2005, the proved reserves were revised downwards by 58.4 million barrels of oil equivalent. Of this revision, 50 million barrels of oil equivalent, was due to the provisional estimate of the expected impact on the proved reserves of the signed transitional agreements to replace the current operating service agreements of Mene Grande, West Guarico, Quiamare-la Ceiba and Quiriquire, with new joint ventures (“empresas mixtas”) with PDVSA. The rest of the negative revisions were due to technical adjustments.

Rest of the World

The revisions of the estimates for the rest of the world were 27.8 million barrels of oil equivalent (79 billion cubic feet of gas and 13.6 million barrels of crude oil, condensate, and natural gas liquids), amongst which stand out:

•	Algeria, where proved reserves were revised downwards by 17.2 million barrels of oil equivalent (68% gas), of which 7.3 million barrels of oil equivalent (29 billion standard cubic feet of gas and 2.2 million barrels of condensate and natural gas liquids) were revised for contractual reasons as a result of the application of the Production Sharing Contract (PSC) in Tin Fouyé Tabankork (TFT) gas-condensate field, using oil and gas prices at the end of the year and the remainder was revised, fundamentally, for the update of the geological and simulation model of the TFT.

•	Libya, where proved reserves were revised downwards by 10 million barrels of crude oil , of which 0.8 million barrels of crude oil was revised for contractual reasons as a result of the application of the PSC in the NC-186 Concession using the oil prices at the end of the year, and the remainder was revised for technical reasons mainly due to the update of the geological and simulation model of the A field, located in the NC-115 Concession, that incorporate the results of the development wells recently drilled.

2.	Improved recovery

Additions of net proved reserves for improvements in the recovery were due to the Argentinean oil fields that have added 7.1 million barrels of oil equivalent (7.0 million barrels of crude oil and 0.5 billion standard cubic feet of associated gas) through water injection projects.

3.	Extensions and discoveries

The addition of net proved reserves through extensions and discoveries was 39.7 million barrels of oil equivalent (16.7 million barrels of crude oil and condensate and 129 billion standard cubic feet of gas) of which 20.0 million were incorporated in Argentina, 12.8 million in Trinidad-Tobago, 5.9 million in Venezuela and 1.0 million in Columbia.

4.	Sales and acquisitions

The net balance of acquisitions and sales of net proved reserves in 2005 was 25.2 million barrels of oil equivalent. The principal transactions were:

•	In Trinidad-Tobago, with an effective date of November 1, 2005, Repsol YPF sold 30% of its ownership of the offshore oil fields in Teak, Saaman and Poui together with its Onyx gas field, which represented a reduction of net proved reserves of 19.3 million barrels of oil equivalent (14.4 million barrels of crude oil and 27.3 billion standard cubic feet of gas). Together with this transaction, also with an effective date of November 1, 2005, Repsol YPF exercised its pre-emptive right and acquired 70% of the oil fields of Teak, Samaan and Poui, incorporating 21.7 million barrels of crude oil.

•	In Peru, with an effective date of December 13, 2005, Repsol YPF acquired 10% of Blocks 56 and 88 of the Camisea area with an incorporation of net proved developed reserves of 20.3 million barrels of oil equivalent (34 billion standard cubic feet of gas and 14.3 million barrels of condensate and natural gas liquids).

•	In Venezuela, with an effective date of December 31, 2005, Repsol YPF acquired 25% of the Quiamare-LaCeiba area, 2.5 million barrels of oil equivalent of proved reserves, 96% of which were crude oil. Through this acquisition, Repsol YPF increased the participation in the block to 100%.

Additional detail on developed and undeveloped oil-equivalent proved reserves is shown in the table below:

	Year End 2005		Year End 2004 (As restated)		Year End 2003 (As restated)
	Developed	Undeveloped	Developed	Undeveloped	Developed	Undeveloped
	(million of barrels of oil equivalent)
Spain	3.397	—	3.749	—	4.974	—
North Africa and Middle East	114.311	30.222	144.088	50.107	170.562	62.121
Argentina	1,189.519	434.576	1,601.674	508.749	2,063.630	336.599
Rest of Latin America (1)	842.465	705.927	1,091.688	728.107	657.570	1,209.371
Rest of the World	0.674	7.038	0.755	7.038	1.304	12.874

Total	2,150.366	1,177.763	2,841.954	1,294.002	2,898.040	1,620.965

(1)	Most of the proved undeveloped reserves included in this geographic area at year end 2005 are associated with the long term sales gas contracts of Bolivia and Trinidad and Tobago.

2.2.1.2	Production, acreage and drilling activities

The following table shows Repsol YPF’s net daily average production of crude oil and natural gas for 2005, 2004 and 2003:

	PRODUCTION BY GEOGRAPHIC AREA
	2005				2004			2003
	Liquids	Natural Gas		Total	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	(kbbl/d)	(mmcf/d)		(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)
Spain	2	6		3	4	—	4	4	—	4
North Africa and Middle East	56	57		66	56	71	68	60	101	79
Algeria	6	57		16	7	71	20	9	101	28
Libya	25	—		25	21	—	21	20	—	20
Dubai	25	—		25	27	—	27	31	—	31
Argentina	368	1,897		706	399	1,996	755	432	1,842	760
Rest of Latin America	105	1,454		364	109	1,292	339	98	1,074	289
Bolivia	31	539		127	29	440	107	21	291	73
Colombia	5	—		5	5	—	5	5	—	5
Ecuador	15	—		15	15	—	15	10	—	10
Venezuela	41	337		101	43	303	97	41	299	94
Trinidad and Tobago	12	578		115	17	549	114	21	484	107
Peru	*	*	*	*	—	—	—	—	—	—
Rest of the World	*	2		*	*	2	*	*	4	1
United States	*	2		*	*	2	*	*	2	*
Indonesia	—	—		—	—	—	—	—	2	*

Total net production	531	3,416		1,139	567	3,360	1,166	594	3,021	1,132

*	Amounts less than one thousand barrels of oil or oil equivalent per day.
**	Amounts less than one million standard cubic feet per day.

In 2005, the average production of hydrocarbons was 1,139,400 barrels of oil equivalent per day. This represents a decrease of 2.3% compared to production in 2004. The decrease was mainly caused by a reduction in net crude oil production, which was 6.4% lower than in the previous year, offset in part by an increase in net natural gas production. The production of gas in 2005 was 3,415 mmcf/d, which equals 608,300 barrels of oil equivalent per day. This increase took place mainly in Bolivia, Trinidad and Tobago and Venezuela. The greatest increase was in Bolivia, mainly due to the exports of natural gas to Argentina and Brazil.

The production of liquids in 2005, which amounted to 531,100 barrels per day, decreased by 6.4% compared to 2004. The decrease was mainly due to decreases of production in Argentina, Trinidad and Tobago, Dubai and Algeria. The negative effects of strikes in Argentina, as well as the effect of high crude oil prices on the production sharing contracts in Algeria, caused a decrease of 5,700 barrels of oil per day. Without such effects, the decrease in production of liquids would have been 5.3%.

Crude oil and natural gas production accounted for approximately 46.6% and 53.4%, respectively, of Repsol YPF’s total production in barrels of oil equivalent during 2005. Repsol YPF’s current estimated oil and gas net proved reserves to production ratio is 8.0. The ratio is based on total net proved reserves as of December 31, 2005 and annual net production for 2005.

The following tables show information regarding Repsol YPF’s activities as of the dates and for the periods set forth below.

Developed and undeveloped acreage

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World
	(thousands of acres)
Year ended Dec. 31, 2005
Developed(1)
Gross(2)	1,022	7	236	533	196	—	50
Net(3)	547	5	32	416	93	—	—
Undeveloped(4)
Gross(2)	14,485	24	2,774	7,152	4,531	—	5
Net(3)	7,734	17	368	5,234	2,115	—	1

(1)	Developed acreage is spaced or assignable to productive wells.
(2)	The term “gross” relates to the total activity in which the Group and associated companies have an interest.
(3)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies’ fractional interests.
(4)	Undeveloped acreage is considered to be those acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World
	(thousands of acres)
Year ended Dec. 31, 2004
Developed(1)
Gross(2)	1,081	7	249	557	219	—	50
Net(3)	584	5	35	440	104	—	—
Undeveloped(4)
Gross(2)	14,052	24	2,766	7,128	4,129	—	5
Net(3)	7,637	17	366	5,210	2,044	—	—

(1)	Developed acreage is spaced or assignable to productive wells.
(2)	The term “gross” relates to the total activity in which the Group and associated companies have an interest.
(3)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies’ fractional interests.

(4)	Undeveloped acreage is considered to be those acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.

Number of productive wells

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World(3)
Year ended Dec. 31, 2005
Oil
Gross(1)	11,993	9	366	10,635	983	—	—
Net(2)	9,803	6	94	9,161	543	—	—
Gas
Gross(1)	693	6	67	460	160	—	—
Net(2)	519	5	20	377	117	—	—

(1)	The term “gross” relates to the total activity in which the Group and associated companies have an interest.
(2)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies fractional interests.
(3)	Does not include the productive wells of Crescendo overriding royalty.

The number of wells operated (including injection wells) at year end 2005 were 12,553 gross wells and 11,893 net wells.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World(3)
Year ended Dec. 31, 2004
Oil
Gross(1)	11,729	10	351	10,318	1,050	—	—
Net(2)	9,734	7	89	9,005	633	—	—
Gas
Gross(1)	662	8	64	534	56	—	—
Net(2)	417	7	19	365	26	—	—

(1)	The term “gross” relates to the total activity in which the Group and associated companies have an interest.
(2)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies fractional interests.
(3)	Does not include the productive wells of Crescendo overriding royalty.

The number of wells operated (including injection wells) at year end 2004 were 12,359 gross wells and 11,719 net wells.

Number of Net Productive and Dry Wells Drilled

A. Net Productive Exploratory Wells Drilled(1)

	2005	2004	2003
Spain	—	—	—
North Africa and Middle East	2	1	—
Argentina	5	7	6
Rest of Latin America	1	2	1
Rest of the World	—	—	—

Total	8	10	7

(1)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies fractional interests.

B. Net Dry Exploratory Wells Drilled(1)

	2005	2004	2003
Spain	—	—	2
North Africa and Middle East	3	1	—
Argentina	5	17	19
Rest of Latin America	2	4	1
Rest of the World	1	1	1

Total	11	23	23

(1)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies fractional interests.

Present Activities

Wells Drilling

	Year End 2005		Year End 2004
	Gross(1)	Net(2)	Gross(1)	Net(2)
Spain	—	—	—	—
North Africa and Middle East	3	1	2	1
Argentina	7	6	5	4
Rest of Latin America	3	1	2	1
Rest of the World	—	—	—	—

Total	13	8	9	6

(1)	The term “gross” relates to the total activity in which the Group and associated companies have an interest.
(2)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies fractional interests.

2.2.1.3	Exploration, Development, Acquisitions and Production

Repsol YPF’s strategy is based on exploration and efficient development of the fields it operates with a focus on regions whose conditions are favorable to improving Repsol YPF’s competitive position. Such regions are primarily located in Latin America, the Caribbean and North Africa, but Repsol YPF also plans to expand to West Africa, the Middle East and other regions.

The tables below show production costs incurred by Repsol YPF and other details of Repsol YPF’s production operations in 2005, 2004 and 2003:

	2005	2004
	(millions of euro)
Exploration, development and acquisitions (incurred costs)
Exploration	413	317
Development	1,447	1,013
Acquisitions and other	299	21

Total	2,159	1,351

	2005	2004	2003
Exploration, development and acquisitions
Exploratory concession net area (in km2)	295,266	279,721	246,962
Gross exploratory drilling tests finished	38	50	39
Positive	16	15	9
Discoveries and extensions(1)	40	119	191
Acquisitions (sales), net(1)	25	3	482

(1)	Millions of barrels of oil equivalent.

At December 31, 2005, Repsol YPF had mineral rights with respect to a total of 355 blocks with a net surface area of 339,970 km2 (104 of these blocks were located in Argentina and have a net surface area of 50,123 km2), which consist of 155 production blocks with a net surface area of 44,704 km2 (88 of which were located in Argentina, and have a net surface area of 25,019 km2) and 200 exploratory blocks with a net surface area of 295,266 km2 (16 of which were located in Argentina and have a net surface area of 25,103 km2).

During 2005, Repsol YPF finished a total of 38 exploratory wells, 16 of which were successful. In Argentina, 15 exploratory wells were finished, seven of which were successful, and in the rest of the world 23 were finished, nine of which were successful. Two exploratory wells were under evaluation at December 31, 2005.

As of December 31, 2005, Repsol YPF had 13 exploratory wells in progress, seven of which were located in Argentina and six in the rest of the world.

The following are the most significant activities conducted by Repsol YPF in the countries in which Repsol YPF had exploration and production interests in 2005.

Algeria

At December 31, 2005, Repsol YPF had mineral rights in 17 blocks. Eleven of these blocks are production blocks with a net surface area of 3,108 km2, and the other six are exploratory blocks with a net surface area of 19,771 km2.

Net production in Algeria in 2005 was 5.9 million barrels of oil equivalent (an average of 16.1 thousand barrels of oil equivalent per day), mainly from the TFT block (operated by Repsol YPF in conjunction with Sonatrach and Total) and, to a lesser extent, from the Issaouane block, operated by Repsol YPF. Net oil production was 2.2 million barrels, including condensate and liquids, and 20.7 billion cubic feet of natural gas. During 2005, the impact of high oil prices on production sharing contracts adversely affected the company’s net production. Net proved oil and gas reserves in Algeria at December 31, 2005 were 40.7 million barrels of oil equivalent.

During 2005, one well in block 351c-352c (Reganne Basin) was finished with a positive result (RG-5). The well was completed in September and produced a dry gas flow in three levels, one of which had 1.3 million cubic meters per day (45.9 million standard cubic feet per day), which we consider to be an exceptional result for the area.

During 2005, Repsol YPF recorded 566 km of 2D seismic and 1,122 km2 of 3D seismic in Algeria, principally in the M’ Sari Akabli block.

At the end of 2004, Repsol YPF and Gas Natural SDG signed the first integrated LNG project agreement awarded to a consortium of foreign companies in Algeria. The consortium, in which Repsol YPF holds a 60% and Gas Natural SDG a 40% stake, is carrying out an integrated exploration, production, liquefaction and LNG marketing project in the Gassi Touil Rhourde Nous-Hamra area located in the eastern part of Algeria. The project is designed to last 30 years. It will produce gas from reserves that have been discovered, explore additional hydrocarbon reserves and carry out their subsequent development and production. The related blocks are two exploratory blocks, Gassi Touil and In Amedjene 213, that have a total surface area of 8,748 km2 (net total surface area of 5,248 km2), and nine production blocks that have a total surface area of 4,211 km2 (net total surface area of 2,527 km2). These blocks were incorporated in Repsol YPF’s mining domain in 2005.

The project also involves the construction of a natural gas liquefaction plant in Arzew to market the gas from the awarded production area. The liquefaction plant will have a capacity of 5.2 billion cubic meters per year of LNG and it can be expanded in the future by the addition of a second train to optimize the project. The liquefaction plant may go into commercial operation in 2009.

The effective date of the start of the project was May 2, 2005. The work performed in 2005 was in line with the planned deadlines, with emphasis on the following activities:

•	Creation of the data bases for subsoil.

•	Initiation of all of the subsoil studies to establish models of the deposits.

•	On December 1, the acquisition of 3D seismic in the areas of Nezla and Rhourde Nouss began simultaneously. The proposed objective is to complete the scheduled seismic campaign, the largest in Algeria to date, in 2006.

•	Drilling contracts were awarded to begin this activity in a massive form as of spring of 2006.

•	In August, an agreement was reached with SONATRACH regarding the development plan of the fields. The plan favored important synergies with the installation of SONATRACH facilities in the area, and makes possible the anticipated start of gas production, especially in the area of Rhourde Nouss where 5 million of cubic meters per day of gas could be produced starting in the summer of 2008.

•	The front end engineering and design (FEED) jobs of the gas treatment facilities of the upstream part of the project was completed in the first quarter of 2006. The engineering, procurement and construction (EPC) open book contract is predicted to be awarded for implementation of these installations before summer of 2006.

•	In July 2005, the conceptual engineering of the LNG plant was finished, allowing for the start of the FEED jobs in August 2005, which were completed in the first quarter of 2006. The awarding of the execution contract of the LNG plant is expected in 2006, with the objective of obtaining the first load of LNG no later than November of 2009.

•	In March 2006, Repsol YPF signed an agreement with Gas Natural and Sonatrach to constitute a joint venture that will build and operate the liquefaction plant.

On July 29, 2004, the Algerian Ministry of Energy and Mines assigned to the consortium created by Repsol YPF and Gas Natural SDG a hydrocarbon exploration block in the Gassi Chergui Ouest area. The block has a surface area of 4,831 km2 (net surface area of 2,899 km2,) and it is located in eastern Algeria, in the western part of the Berkine Basin adjacent to the Gassi Touil-Rhourde Nouss area. This block was included in Repsol YPF’s mining domain in 2005.

The interpretation of the 3D Seismic of the Issaouanne block has been completed. As a result, the location for drilling two development wells, TFR-13 and TFR-14, has been set.

In 2005, preliminary studies were made and the seismic 2D campaign was planned, which will take place in 2006 in the Gassi Chergui Ouest block. In 2006, Repsol YPF plans to start the first exploration well that will be finished in 2007. In 2007, a second well will be drilled and in 2008 Repsol YPF plans to drill the third.

Angola

At December 31, 2005, Repsol YPF had mineral rights in one exploratory block with a net surface area of 359 km2. No exploratory wells were drilled in 2005.

Argentina

At December 31, 2005, Repsol YPF had mineral rights in 104 blocks, including 16 exploratory blocks with a net surface area of 25,103 km2, and 88 production blocks located in the Neuquén, San Jorge, Austral, Cuyana and Northwest basin, with a net surface area of 25,019 km2.

Net hydrocarbon production in Argentina in 2005 was 257.6 million barrels of oil equivalent (an average of 705.8 thousand barrels of oil equivalent per day). Net crude oil production was 134.3 million barrels, including condensate and liquids, and 692.3 billion cubic feet of natural gas. The break down by area was, on average: Neuquén, 471,224 barrels of oil equivalent per day; San Jorge and Austral, 151,789 barrels of oil equivalent per day; Cuyana, 31,265 barrels of oil equivalent per day; and Northwest, 51,518 barrels of oil equivalent per day.

Compared to 2004, net hydrocarbon production decreased by 7.9% in Neuquén, 4.8% in Cuyana, 4.4% in the Northwest basin and 2.9% in San Jorge and Austral.

In the Gulf of San Jorge Basin, a series of labor conflicts resulted in a negative impact on production of 1.7 million of barrels of oil equivalent and caused a delay in the drilling of 58 new wells.

In 2005, the production in the Manantiales Behr field, of which Repsol YPF owns 100%, was extremely successful. Production from this field, located in the San Jorge Gulf basin, has doubled in recent years and reached an annual production of 5.99 million barrels of oil equivalent (16,411 barrels of oil equivalent per day).

With respect to the offer of gas, Repsol YPF changed its plans in order to improve its current position. One of these changes was the new Low Temperature Separation plant (LTS) in the El Porton field to process two million cubic meters of gas and inject them in the gas transport system that connects El Porton with Loma La Lata. The investment amounts to US$65 million and Repsol YPF hopes to have the plant commissioned by next February. The other changes are low pressure projects in the Loma La Lata field, with an investment of US$50 million over the next three years, and Ramos field, with 18,000 HP in 2005 (the complete project encompasses 60,000 HP).

During 2005, the Macueta project in the Acambuco field was announced. This project consists of a gas trunk line between the Macueta field and the Piquirenda plant. Additionally, the expansion of the Piquirenda plant to process the gas coming from Macueta will be initiated. Both of these projects are expected to be operational in April 2006. The offer of gas will be increased by 1.5 million cubic meters per day.

The works continued at Rincón de los Sauces in the Neuquén basin to mitigate the natural decline that has begun since mid-1999. Work undertaken in 2005 included the repair of 82 wells, the replacement of 7,000 meters of pipelines and the drilling of nine replacement wells, with a cost of US$133 million. The development of new fields is being carried out or is planned, such as Desfiladero Bayo Este (75 wells over the period of 2005-2007), Jagüel Casa de Piedra (30 wells), Pata Mora (15 wells) and Risco Alto (10 wells over a period of three years). Another consideration is the implementation of an enhanced oil recovery (“EOR”) pilot project with gels and water alternating gas (“WAG”) in Chihuido de la Sierra Negra.

The Argentine government maintained during 2005, the tax rates for crude oil exports at 25% with a surcharge varying from 3% to 20% for West Texas Intermediate (“WTI”) crude oil prices between US$32 and US$45 per barrel, respectively, for LPG exports at 20%, for natural gas exports at 20% and for gasoline exports at 5%.

During 2005, a total of 15 exploratory wells were finished, seven of which were successful and one of which is under evaluation. Most prominent among the discoveries made in Argentina are those in Jagüel Casa de Piedra, Aguada Pichana Norte and Risco Alto, located in the Neuquén basin.

In 2005, 34 km of 2D seismic and 3,771 km2 of 3D seismic were recorded.

Bolivia

At December 31, 2005, Repsol YPF had mineral rights in 32 blocks, consisting of 7 exploratory blocks with a net surface area of 9,153 km2, and 25 production and exploration blocks with a net surface area of 2,194 km2.

Net petroleum production in Bolivia was 46.3 million barrels of oil equivalent (an average of 126.8 thousand barrels of oil equivalent per day), mainly from Andina and the Mamoré block which belongs to Repsol YPF. Net crude oil production was 11.2 million barrels, including condensate and liquids, and 196.8 billion cubic feet of natural gas. Net proved oil and gas reserves in Bolivia at December 31, 2005 were 604 million barrels of oil equivalent. Net proved reserves allocated to Andina were 537 million barrels of oil equivalent.

During 2005, Repsol YPF finished one exploratory well in the Mamoré block which was unsuccessful and commenced the drilling of the exploratory well Cuevo West X2 in the Caipipendi block.

In May 2005, the National Congress of Bolivia approved a new Hydrocarbon Law that stipulated a new legal framework for, and affected various aspects of, the legal regime under which the Repsol YPF Group and all oil and gas companies had been operating, which, among others, included the imposition of an additional 32% tax on oil and gas production (IDH). The Hydrocarbon Law transfers the ownership of all hydrocarbons in the well head to the Bolivian State. In its ruling of June 2, 2006, the Bolivian Constitutional Court confirmed the constitutionality of the Hydrocarbon Law.

Supreme Decree 28.701, published on May 1, 2006, has nationalized all of Bolivia’s natural hydrocarbon resources and the Bolivian State, through Yacimientos Petrolíferos Bolivianos (“YPFB”), the Bolivian oil company, took over their commercialization for the internal market as well as their industrialization and exportation. Accordingly, the Bolivian State will take control and direction of production, transportation, refining, storage, distribution, commercialization and industrialization of all hydrocarbons in Bolivia. In addition, as many shares in Andina, S.A. as necessary for YPFB to control at least 50% plus one vote in Andina, S.A., an affiliate of Repsol YPF, were nationalized. YPFB has recently nominated its representatives and administrators for Andina S.A. representing 48% of Andina, S.A.’s share capital. This 48% interest in Andina S.A. was owned by the Bolivian citizens and was part of the Collective Capital Fund (Fondo de Capitalización Colectiva) of privatized companies (empresas capitalizadas). Supreme Decree 28.701 has transferred the ownership of this 48% interest to YPFB.

Supreme Decree 28.701 establishes that, within a period of 180 days from its publication, private companies in Bolivia must adjust their activities in Bolivia through the negotiation and execution of new agreements reflecting the new legal framework. Any company that fails to comply with this time limit will be prohibited from continuing its activities in Bolivia. Repsol YPF has indicated its willingness to negotiate with the Bolivian government, though Repsol YPF also intends to pursue all available legal rights.

See also Section 1. “Key Information about Repsol YPF—Risk Factors—Political instability and the negative regulatory environment and outlook for the oil and gas industry in Bolivia may have a material adverse effect on our business, financial condition and results of operations.”

Brazil

At December 31, 2005, Repsol YPF had mineral rights in 25 blocks located offshore, including 24 exploratory blocks with a net surface area of 6,246 km2, and one production block with a net surface area of 22 km2. Net proved reserves in Brazil at December 31, 2005 were 40.9 million barrels of oil equivalent. Proved reserves were certified by DeGolyer & MacNaughton at December 31, 2004.

Repsol YPF holds 10% of the Albacora Leste field, which is currently under development in accordance with an approved plan. A total of 21 wells were drilled until December 2005, all of them were completed and tested (12 production and nine injection wells). In addition, the vertical part was drilled to the point of entry into the field for another four wells (two production and two injection wells). Production at Albacora Leste begun in April 2006 and it is expected to reach a maximum production of 150,000 barrels of oil equivalent per day by beginning of 2007.

Repsol YPF obtained 16 new off-shore exploratory blocks in the seventh round of competitive bidding in Brazil held in October 2005. Thirteen of these blocks are located in the Santos Basin (SM-615, SM-616, SM-617, SM-670, SM-672, SM-673, SM-674, SM-675, SM-728, SM-789, SM-506, SM-619, SM-623), two are in the Espírito Santo Basin (ESM-665, ESM-737), and the sixteenth is in the Campos Basin (CM-539).

Block SM-615 has a total area of 174 km2 and the winning consortium is comprised of British Gas, who is the operator (50%), and Repsol YPF (50%). Block SM-672 has a total area of 140 km2 and the partners are British Gas, who is the operator (50%), and Repsol YPF (50%). Blocks SM-616, SM-617, SM-670, SM-673, SM-674, SM-675, SM-728, SM-789 and SM-506, have a total area of 174 km2 each and Repsol YPF is the operator (100%). Block SM-619 has a total area of 698 km2 and the partners are Petrobrás, who is the operator (60%), and Repsol YPF (40%). Block SM-623 has a total area of 698 km2 and the partners are Petrobrás, who is the operator (60%), British Gas (20%), and Repsol YPF (20%). Block ESM-665 has a total area of 707 km2 and the partners are Amerada, who is the operator (60%), and Repsol YPF (40%). Block ESM-737 has a total area of 720 km2 and Repsol YPF is the operator (100%). Block CM-539 has a total area of 708 km2 and the partners are Repsol YPF, who is the operator (50%), and Statoil (50%).

During 2005, 18,002 km of 2D seismic and 4,756 km2 of 3D seismic were purchased. Two exploratory wells drilled in blocks BM-S-7 and BM-C-5 were unsuccessful.

Colombia

At December 31, 2005, Repsol YPF had mineral rights in 11 blocks, consisting of 10 exploratory blocks with a net surface area of 6,214 km2, and one production block (Cravo Norte) with a net surface area of 17 km2.

Net petroleum production in Colombia in 2005 was 1.9 million barrels of crude oil (an average of 5.1 thousand barrels of crude oil per day), at Cravo Norte block. Net proved reserves in Colombia at December 31, 2005 were 6.7 million barrels of crude oil.

During 2005, Repsol YPF finished three exploratory wells in the Llanos Orientales basin, one of them, the exploratory Rondon B well, operated by Oxy and in which Repsol YPF has a 6.25% stake, with a positive result.

The Colombian Administration (ANH) authorized the amendments to the Cravo Norte extension contract, which provides for a participation of the government which varies depending on crude oil prices and brings forward to 2005 the Ecopetrol Carry planned for 2006. In addition, the drilling schedule was accelerated (from the 15 wells initially planned for 2005, 44 wells were scheduled). The Cravo Norte contract is managed by a joint venture in which Ecopetrol holds 50%, Occidental Andina holds 25% and Occidental de Colombia (Oxycol) holds the remaining 25% and acts as operator. Repsol YPF’s stake is 6.25% (25% of Oxycol’s 25%). According to the reached agreement, the contract will extend until it ceases being economically profitable for the operator.

Repsol YPF obtained four new exploratory blocks during the year: Arpa (12.5% Repsol YPF with a net area of 499 km2), Platanillo (35% Repsol YPF with a net area of 50 km2), Río Túa (TEA) (6.25% Repsol YPF with a net surface area of 190 km2), and Zeta (12.5% Repsol YPF with a net area of 377 km2). The Alea exploratory block was returned to the Colombian Authorities.

In 2005, 301 km2 of 3D seismic were recorded in the Capachos-San Miguel block.

Ecopetrol authorized the proposal of a six month extension of the Capachos and San Miguel contracts in order to carry out the second stage works and to decide whether or not to continue on to the third stage. The agreement implies the commitment to carry out a 150 km2 seismic campaign in the north sector of the San Miguel block. The authorization was granted by the Colombian Administration (ANH) on November 21, 2005.

Cuba

At December 31, 2005, Repsol YPF had mineral rights in one exploratory block covering seven adjacent exploratory areas (including block 35 awarded to Repsol YPF at the beginning of 2005) with a net surface area of 11,279 km2. Considering that each of them is managed under the same contract, they are listed in the official mining domain of the company as one exploratory block.

In 2005, Repsol YPF agreed with the companies Norsk Hydro (a Norwegian company) and ONGC (an Indian company) on the dilution of Repsol YPF’s participation in the exploratory block and signed a joint operation agreement (JOA). The dilution was approved by the Cuban authorities in the second quarter of 2006. The participations in the block, which will continue to be operated by Repsol, are Repsol YPF 40%, Norsk Hydro 30% and ONGC 30%.

In November, a campaign for the acquisition of 3D seismic was launched. The campaign is scheduled to be completed during 2006.

During 2005, no exploratory wells were drilled.

Dubai

At December 31, 2005, Repsol YPF had mineral rights in one production block with a net surface area of 454 km2. Net crude oil production was 9.1 million barrels (an average of 25.0 thousand barrels of crude oil per day). Net proved reserves in Dubai at December 31, 2005 were 36.0 million barrels of crude oil.

No exploratory wells were drilled in 2005.

Ecuador

At December 31, 2005, Repsol YPF had mineral rights in three production blocks with a net surface area of 1,225 km2. Net petroleum production in Ecuador was 5.6 million barrels of crude oil (an average of 15.4 thousand barrels of crude oil per day), mainly from block 16. Net proved reserves in Ecuador at December 31, 2005, were 27.6 million barrels of crude oil.

Repsol YPF entered into a fifteen-year “ship or pay” agreement under which it may transport 100,000 barrels of crude oil per day through the heavy crude oil pipeline from September 2003 to September 2018.

During 2005, activities have been focused on the development of reserves in block 16 in order to reach the necessary production potential to cover the Repsol YPF quota in the heavy crude oil pipeline.

Repsol YPF is currently negotiating the expiration dates of mineral rights it holds in production blocks in Ecuador to align them with the expiration dates under the transport agreements. In 2005, Repsol YPF started negotiations with the Ecuadorian government regarding the possible extension of the contract for block 16. This will allow Repsol YPF to adjust its crude oil production to the contracted crude oil transportation capacity. The heavy crude oil pipeline continued operating normally in 2005 and approximately 157,000 barrels of crude oil per day were transported through it. Its maximum transport capacity is 450,000 barrels per day.

During 2005, no exploratory well was finished. In December 2005, the drilling of the Zaparo well in block 16 was started. The well was completed in the first quarter of 2006. The final results indicate that the amount of oil found is not commercial.

In block 14, drilling works to increase production in the block have been delayed compared to the original plans because the operator Encana sold its stake in the block in 2005. In 2005, 284 km2 of seismic 3D and 77 km of seismic 2D were registered in block 14.

In the second quarter of 2006, Repsol YPF and Petroecuador agreed an extension until January 30, 2012 of the contract for the Tivacuno area, which is within the block 16 area.

Equatorial Guinea

At December 31, 2005, Repsol YPF had mineral rights in two exploratory blocks with a net surface area of 2,927 km2. One exploratory well, Oso Pardo 1 (K 2), was finished in block K with a negative result.

In 2005, 940 km of 2D seismic were acquired.

Guyana

At December 31, 2005, Repsol YPF had mineral rights in one exploratory block with a net surface area of 5,175 km2. No exploratory wells were drilled in 2005. During the year, Repsol YPF’s stake in its one exploratory block decreased from 75% to 45% due to the transfer of a 30% stake to Occidental Petroleum.

As of the date of this annual report, some potential targets, for which the viability of drilling still needs to be investigated, have been identified, but the campaign for the acquisition of 3D seismic was deferred until the border dispute between Guyana and Suriname regarding the question to which country the block belongs to is clarified.

Iran

At December 31, 2005, Repsol YPF had mineral rights in three exploratory blocks with a net surface of 15,430 km2, one located in the foreland folded area of the Zagros basin and the other two in the Persian Gulf.

In 2004, Repsol YPF and Shell signed a cooperation agreement with the Iranian state oil company National Iranian Oil Company (NIOC) for the so-called “Persian LNG Project.” This agreement marks a significant advance for the integrated LNG project’s development and opens up new business opportunities in the area. The project would be located in Tombak and the consortium is considering two liquefaction trains of 8.1 million tonnes per year each. The supply would be provided by phase 13 and 13A of the South Pars gas field. The final investment decision (FID) has not yet been made.

In 2004, Repsol YPF reached an agreement with NIOC to explore the Mehr and Forooz marine blocks (100% Repsol YPF), which are located in the southern part of the Persian Gulf. The agreement, which has an initial term of two and a half years, commits Repsol YPF to invest US$27 million and includes the performance of exploratory work involving geological and geophysical studies and the drilling of two wells in the blocks whose total size is approximately 14,600 km2.

In January 2005, there was a discovery in the on-shore Mehr block with the well Band E Karkheh-2. Currently, the operations in the block are suspended by request of the national oil company (NIOC). In the meantime, Repsol YPF is negotiating the commercial agreement for the discovery.

Kazakhstan

In 2005, Repsol YPF agreed to acquire a 25% participation from KazMunayGaz in the Zhambay block, located in the Caspian Sea. The agreement is pending official approval and publication. The block is not included in Repsol YPF’s mining domain at December 31, 2005.

Liberia

In January 2005, Repsol YPF obtained exploration and development rights in Liberia for block 16, located in the territorial sea of Liberia in the course of the first international tender process conducted by the Liberian government. In the summer of 2004, Repsol YPF had already obtained the rights in block 17, which is adjacent to block 16 and borders blocks 6 and 7, previously contracted by Repsol YPF in Sierra Leona’s territorial sea.

The concessions are still pending official publication and the blocks are not in Repsol YPF’s mining domain at December 31, 2005.

Libya

At December 31, 2005, Repsol YPF had mineral rights in 16 blocks, consisting of 15 exploratory blocks (includes NC186 block which must be considered as an exploratory block until 2008, although it has fields on production) with a net surface area of 65,517 km2, and one production blocks with a net surface area of 874 km2.

Net crude oil production in Libya in 2005 was 9.2 million barrels (an average of 25.1 thousand barrels of crude oil per day), from blocks NC-115 (El-Sharara field) and NC-186. Net proved reserves in Libya at December 31, 2005 were 67.8 million barrels of crude oil.

In 2005, 10 exploratory wells were completed in Libya. Four of these wells were positive, three in block NC186 and one in block NC115, five were negative, two in block NC190 and three in block NC200, and one was being assessed at the end of the year in block NC190. In 2005, Repsol YPF continued its intense seismic activity and registered 8,414 km of 2D seismic data and 3,783 km2 of 3D seismic data.

In the second half of 2005, three new discoveries were made in Libya in the block NC186 with the wells I1, J1 and K1, in the Sahara desert 800 km south of Tripoli. The I1 well (finished at the beginning of October) had a test production of 2,097 barrels per day of high quality oil.

The J1 well (finished in October) had a test production of 4,617 barrels per day, and the K1 well (finished in November) had 2,300 barrels per day. Repsol YPF has conducted 11 exploratory wells in block NC186 since the year 2000, eight of which have been oil discoveries.

The stakeholders of the NC186 block are the National Oil Company (NOC) and Repsol YPF (32% stake), which is the operator and representative of a consortium of European companies composed of OMV (Austria), Total (France) and Norsk Hydro (Norway).

In block NC115 an oil discovery was made with the well P1 NC115, which had a maximum trial production of 2,030 barrels per day.

In December 2005, a joint project between Repsol Exploración Murzuq S.A. (REMSA) and ROO was initiated for the delineation of the shared structure between the blocks NC186 and NC115. The first delineation well I2 NC186 is in the test phase and significantly increases the estimated initial reserves of the structure I-NC186.

The total aggregate production in block NC115, measured from the start of its production, reached 500 million barrels in 2005. The average daily gross production in 2005 for blocks NC115 and NC186 increased to 250,000 barrels per day.

Mauritania

In the summer of 2005, Repsol YPF obtained from the Mauritanian authorities 100% of the exploratory blocks TA-9 and TA-10 in the Taoudenni basin. The surface of these blocks is 30,911 km2 (TA-9) and 34,001 km2 (TA-10).

Mexico

At December 31, 2005, Repsol YPF had mining rights on a block under development (Reynosa-Monterrey) with a surface area of 3,538 km2.

In 2004, Repsol YPF took over the operation of the Multiple Services Contract for development and production in the Reynosa-Monterrey block in the Burgos basin in the northern part of Mexico. This area has 16 gas fields already in production, and the goal is to substantially increase production in them by making additional development investments. This contract was awarded in 2003 in the first international competitive bidding process held by the Mexican national oil company (PEMEX).

The contract makes Repsol YPF the first international company to participate in hydrocarbon development and production activities in Mexico.

Morocco

At December 31, 2005, Repsol YPF had mineral rights in eight exploratory blocks with a net surface area of 7,300 km2.

In 2004, Repsol YPF acquired a 20% stake from Shell in the five Rimella A through E off-shore exploratory blocks. The blocks have a gross area of 9,026 km2 and are located in Moroccan Atlantic waters with depths that vary from 500 meters in the segment nearest the coast to 2,200 meters in the easternmost sector. Shell is the operator and holds 45% of the blocks. The other partners are ONAREP (Morocco’s national oil company, with 25%) and Wintershall (with 10%). The Amber 1 exploratory well drilled in 2004 was unsuccessful. In January 2006, the partners officially decided to leave the blocks.

Repsol YPF holds a 100% interest in the exploratory blocks Target-Larache 1-2-3 with a surface area of 5,495 km2.

In 2005, no exploratory well was drilled.

Peru

At December 31, 2005, Repsol YPF had mineral rights in five blocks, consisting of two production blocks with a net surface area of 202 km2 and three exploratory blocks with a net surface area of 14,089 km2.

Net petroleum production in Peru in 2005 was 0.08 million barrels of oil equivalent (an average of 0.2 thousand barrels of oil equivalent per day) from block 88. Net oil production was 0.06 million barrels, including condensate and natural gas liquids, and 0.13 billion cubic feet of natural gas. Net proved oil and gas reserves in Peru at December 31, 2005 were 20.2 million barrels of oil equivalent.

In June 2005, one successful exploratory well was completed in block 39, Buenavista 39 1-X. Repsol YPF has a 55% stake in this block and it is the operator. The block is located in the Marañón basin and has a total extension of 8,868 km2.

In light of the positive results from the BuenaVista well and the remaining exploratory potential, Repsol YPF expects to continue with the assessment of block 39, to commit new exploratory wells and to acquire additional seismic. In order to carry out these works, Repsol YPF has asked Perupetro to move onto the fourth exploratory phase and to extend the license contract until September 2009. The contractual terms for the extension are pending the definitive approval of the Government of Peru. Perupetro’s Board of Directors approved the extension in the first quarter of 2006.

With the signing of the final agreement between Repsol YPF and the U.S. oil company Hunt Oil regarding Repsol YPF’s joining the Peru LNG project in the summer of 2005, the company obtained a 10% stake in the development blocks 88 and 56 (Camisea field). The acquisition of the stake in the development blocks 88 and 56 was approved by the Peruvian government on December 13, 2005, and on December 16, 2005, the relevant contracts were signed by Repsol YPF and the consortium partners (see “—LNG”).

In November 2005, Repsol YPF agreed the acquisition of a 30% stake in block 103 from OXY which was officially ratified by the Peruvian authorities in the first quarter of 2006. The block is in its first exploratory stage and is located in the Faja Plegada of the Marañón basin.

In September 2005, negotiations with Perúpetro were concluded in respect of a new license contract (block 109) with a 100% participation of Repsol YPF. The contract was approved by the Supreme Decree 051–2005–EM, published in December 2, 2005, and officially signed on December 16, 2005.

Saudi Arabia

At December 31, 2005, Repsol YPF had mineral rights in one exploratory block with a net surface area of 15,420 km2.

In January 2004, Repsol YPF obtained the concession for non-associated gas exploration and production in block C in consortium with ENI and Saudi Aramco. This block is located near the world’s most prolific hydrocarbon-producing region to the south of the giant Ghawar oil and gas fields in Saudi Arabia and the North Dome/South Pars gas field in Qatar.

The winning consortium has created the ENIREPSA Gas Ltd. company, which is the block’s operator and is comprised of Repsol YPF (30%), ENI (50%) and Saudi Aramco (20%). A broad-based and ambitious exploration program was developed for the following five years and includes the acquisition of 5,000 km of 2D seismic and the drilling of four exploratory wells in a virtually unexplored area covering more than 50,000 km2.

In 2005, 5,223 km of 2D seismic were registered. No exploratory well was drilled in 2005.

Sierra Leone

At December 31, 2005, Repsol YPF had mineral rights in two exploratory blocks with a net surface area of 5,249 km2.

In the Marine Exploratory Round, which was held during the third quarter of 2003, Repsol YPF was awarded 100% of two off-shore exploratory blocks: block SL-6 and block SL-7. Repsol YPF diluted a 50% stake in both blocks during 2004.

No exploratory wells were drilled in 2005.

Spain

At December 31, 2005, Repsol YPF had mineral rights in 36 blocks, consisting of 24 exploratory blocks, with a net surface area of 11,193 km2, and 12 production blocks, with a net surface area of 1,041 km2.

Net petroleum production in Spain in 2005 was 1.3 million barrels of oil equivalent (an average of 3.4 thousand barrels of oil equivalent per day) from Repsol YPF facilities in Casablanca (Mediterranean Sea), Poseidón (Bahía de Cádiz) and Gaviota (Cantabrian Sea). Net proved reserves in Spain at December 31, 2005 were 3.4 million barrels of oil equivalent.

In 2005, Repsol YPF continued negotiating with the Spanish authorities concerning the operating and execution terms for the project to double current underground natural gas storage at Gaviota (off-shore in the Cantabrian Sea). Repsol YPF holds 82% of this field and the U.S. Company Murphy holds the remaining 18%. The engineering work (facilities, wells and field) commenced in February 2004, and the additional capacity is expected to become available two or three years after the project’s approval.

As a result of a ruling of the Spanish High Court (Tribunal Supremo) which declared the permits for Canarias 1 – 9 void for formal reasons, the works in this area, which were supposed to enter the next stage (3rd to 6th year) and should include the drilling of two exploratory wells, have been temporarily suspended. The National Industry Department has corrected the formal defects in a project of new Royal Decree (Real Decreto), which has been pending the approval of the cabinet since February 2005. Following the approval, the drilling of the exploratory wells could commence within approximately one year, which is the period necessary to obtain the relevant environmental permits.

In June, the documentation for the abandonment of the blocks Calypso-Circe in the Gulf of Cadiz was filed. The resignation was approved by the “Subdirección General de Hidrocarburos” in February 2006.

Repsol YPF and Gas Natural have agreed to dilute by 40% Repsol YPF’s stake in the blocks Murcia A and B, Sierra Sagra and Siroco A, B and C. As a consequence, the new partnership structure will be: Repsol YPF 60% and Gas Natural 40%. After signing the purchase agreements on October 1, 2005, Repsol YPF filed an application for the approval of the transfer agreements with the National Industry Department and with the Regional Industry Department of Murcia.

One exploratory well was finalized in 2005 with a negative result (Murcia B-1).

In 2005, 1,843 km2 of 3D seismic in the Ballena, Lubina and Siroco blocks were registered.

Suriname

At December 31, 2005, Repsol YPF had mineral rights in one exploratory block with a net surface area of 7,440 km2.

In April 2004, Repsol YPF and the Suriname national oil company, Staatsolie, signed a production sharing contract for hydrocarbon exploration and production in block 30 of the Guyana-Suriname basin, where oil is currently produced in the Tabaredjo and Calcutta fields near Paramaribo. The block is located 100 km from Suriname’s coast.

In 2005, the dilution of Repsol YPF’s stake in the exploratory block was agreed by Noble Energy and Oxy companies and the JOA was signed. The dilution was approved by the Suriname government in the second quarter of 2006. The participations in the block are Repsol 40% (operator) and Noble and Oxy 30% each.

In November 2005, the 3D seismic campaign was initiated with the registration of 1,933 km2 3D seismic in block 30. The plan for this campaign is to be finalized in 2006.

Trinidad and Tobago

At December 31, 2005, Repsol YPF had mineral rights in three production blocks located offshore, with a combined net surface area of 1,110 km2.

Net production in Trinidad and Tobago was 42.0 million barrels of oil equivalent (an average of 115.1 thousand barrels of oil equivalent per day). Net crude oil production was 4.4 million barrels, and 210.9 billion cubic feet of natural gas. Net proved reserves in Trinidad and Tobago at December 31, 2005 were 674 million barrels of oil equivalent.

In May 2004, production commenced at the Atlas Methanol plant, and its maximum capacity of 4.5 million cubic meters per day was reached in August 2004. Repsol YPF’s participation in the supply of natural gas to the plant is 30%.

In Trinidad and Tobago, there was a discovery in 2005 with the exploratory well Coconut 1 the bpTT blocks, in which Repsol YPF has a 30% stake.

In December 2005, the fourth liquation train commenced operations in the Atlantic LNG platform. The new train has a production capacity of 5.2 million of tonnes per year and is one of the largest in the world.

In July 2005, Repsol YPF acquired three oil fields and one gas field in Trinidad and Tobago. The three oil fields, Teak, Samaan and Poui (TSP), currently produce 20,000 boe/d. The development of the gas field Onyx is scheduled, and Repsol YPF expects it to be producing in the second semester of 2008.

The facilities for production include 3 platforms, 10 drilling satellites and one compression satellite. After the closing of this operation both Petrotrin (public owned oil company of Trinidad and Tobago) and NGC, acquired a 15 % stake in the fields. Repsol YPF is operating the fields and holds a 70% stake. On October 31, 2005, Repsol YPF started its operations as operator in TSP.

The research carried out for the acquisition of the TSP assets indicates a clear potential to extend their life-time and to establish a more aggressive production horizon drilling new wells. Additionally, there is an opportunity to develop the gas field Onyx, which has proved reserves in a high demanded and very competitive market. It is important to mention the exploration potential of the fields, considering that it is a large area located in a prolific basin with great discoveries. As of the date of this annual report, there are two identified projects: Royal Oak Deep and Galeota South.

392 km2 of 3D seismic were acquired in 2005.

United States

At December 31, 2005, Repsol YPF had mineral rights in 72 exploratory blocks with a net surface area of 999 km2.

Net petroleum production in the United States in 2005 was 0.1 million barrels of oil equivalent. Net proved oil and gas reserves at December 31, 2005 were 7.7 million barrels of oil equivalent.

In 2005, no exploratory well was drilled, and 5,616 km2 of 3D seismic were acquired.

On June 30, 2005, Maxus Energy Corp (“Maxus”), a subsidiary of YPF Holdings, announced the decision to start the development of the Neptune field, located in deep waters of the Gulf of Mexico (U.S.). Maxus’s stake in the project is 15%. The start of the oil and gas production, which will be transported to the coast via existing transportation routes, is planned for the third quarter of 2007 and is expected to reach a maximum of 50,000 bbl/d of oil and 50 million standard cubic feet per day of gas (100% of the field).

The Neptune consortium is composed of Maxus (15%), BHP Billiton (35% and operator), Marathon Oil Corp. (30%) and Woodside Energy (U.S.) Inc., a subsidiary of Woodside Petroleum Ltd. (20%).

In the Lease Sale of March 2005 in the Gulf of Mexico, U.S.A., Repsol YPF bid for 12 blocks, of which the company obtained nine, three of them in competition with other companies.

In 2005, Repsol YPF reached an agreement with Mitsubishi regarding the acquisition of its 17.5% stake in the exploratory block MC589 (Prospect Kestrel-Valencia). Repsol YPF’s working interest in this block after this acquisition is 33%.

Venezuela

At December 31, 2005, Repsol YPF had mineral rights in seven blocks, consisting of one exploratory block with a net surface area of 1,488 km2, and six production blocks with a net surface area of 5,902 km2.

Net petroleum production in Venezuela in 2005 was 36.9 million barrels of oil equivalent (an average of 101.1 thousand barrels of oil equivalent per day), mainly from Quiriquire, Mene Grande and Quiamare-La Ceiba, all of which are operated by Repsol YPF. Net crude oil production was 15.0 million barrels, including condensate, and 123.0 billion cubic feet of natural gas. Net proved reserves in Venezuela at December 31, 2005 were 174.6 million barrels of oil equivalent.

The most relevant activities for Repsol YPF in Venezuela in 2005 were the following:

Migration of operation agreements to joint ventures

•	After the negotiations carried out during 2005, a Memorandum of Understanding was signed in Venezuela that became effective on April 1, 2006, which reflects the conditions in which the migration of operation agreements to joint ventures will occur. This agreement establishes a 40% stake for Repsol YPF in the Quiriquire and Mene Grande oil joint venture for 20 years, a 60% stake of the Quiriquire Profundo gas license for 20 years and the relinquishment of the areas of Quiamare la Ceiba and Guarico.

•	On May 4, 2006, Venezuela’s National Assembly approved the establishment of a joint venture named Petroquiriquire, S.A. in which Repsol YPF has a 40% stake.

Barrancas and TermoBarrancas Block

•	In the second half of 2004, a discovery was made with the first exploratory well drilled by Repsol YPF in the Barrancas block (Sipororo 2X). This block, which is located in the country’s southwestern region in the states of Barinas, Portuguesa and Trujillo, was awarded to Repsol YPF in 2001 under a license for exploration and production of non-associated gaseous hydrocarbons. The early gas production in the block began in September 2005. The gas produced will be sent to a thermoelectric generating plant of up to 450 MW to be set up in the municipality of Obispos in Barinas (TermoBarrancas). This project will help overcome electric power generation problems in that region of Venezuela.

•	In January 2005, due to the success of the drilling of exploratory well SIP-2X, carried out in 2004, Repsol YPF acquired a 51% stake in TermoBarrancas.

•	In March 2005, the TermoBarrancas company signed a contract for the sale of electricity to PDVSA.

•	In April 2005, the works for the early generation stage were initiated in order to generate 80 MW in situ.

•	The Barrancas Integrated Project initiated the early production in September 2005 with a gas production of 20 million of standard cubic feet per day and an electricity production of 80 MW.

•	In December 2005, the drilling of the exploratory well Sipororo-3x was finalized with positive results.

Brasilia Agreement

•	On October 1, 2005, Repsol YPF’s president signed a regional framework agreement with PDVSA regarding the joint participation in high value basin projects in Venezuela. In accordance with this agreement, Repsol YPF and PDVSA would establish a production joint venture and would operate in the block Junin 7 and/or other blocks in the Orinoco oil strip, located in the southeast of Venezuela and considered one of the world’s main reservoirs of heavy crude oil and extra-heavy crude oil.

2.2.1.4	Other Activities

2.2.1.4.1	Natural Gas Market in Argentina

Repsol YPF sells approximately 43% of its natural gas production to distribution companies, 42% to industrial clients and electric generators and exports the remaining 15%. The exports are principally to Chile and Brazil. The largest part of Repsol YPF’s proved natural gas reserves is located in the Neuquén basin, which is closer than other production basins to the Buenos Aires and Santiago markets.

In 2005, Repsol YPF’s natural gas sales were 60.5 million cubic meters per day, a 0.5% decrease from 60.7 million cubic meters per day in 2004. Natural gas sales in 2005 and 2004 include export sales volumes to Brazil and Chile, which amounted to 8.7 and 9.0 million cubic meters per day in 2005 and 2004, respectively.

Between 1980 (13,466 million cubic meters) and 2005 (50,300 million cubic meters), natural gas production in Argentina grew significantly with an increase of 273%, which represents an annual average rate of 5.2%. This growth was due to the increase in the number of customers in Argentina connected to the distribution systems from 2.5 million to 6.6 million, a higher rate of consumption per client, exports of gas and the installation of gas fired power generation plants (combined cycles).

Since the devaluation of the country’s currency in 2002, gas demand in Argentina has been stimulated by artificially low gas prices. In addition, the unusually high prices of substitute products in comparison with their historical levels and a continuously dry hydrological scenario have reinforced the effect.

Approximately 76.5% of YPF’s proved natural gas net reserves in Argentina are located in the Neuquén basin, which is strategically located near the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Because of its proximity to the market, natural gas from this region has a competitive advantage compared to natural gas from other regions. In the past, the capacity of the natural gas pipelines in Argentina has proved to be inadequate at times to meet peak-day winter demand, and there is no significant storage capacity in Argentina. During the last 11 years, local pipeline companies have added approximately 57 million cubic meters per day of new capacity. These additions have improved their ability to satisfy peak-day winter demand and directly benefited Repsol YPF. In 2005, there have been two expansions: TGN’s capacity increased by 1.8 million cubic meters per day and TGS’s capacity increased by 2.9 million cubic meters per day in 2005.

On July 2, 2004, the gas import from Bolivia to Argentina started with restricted volumes according to Refinor transport capacity, reaching a contract volume of 4 million cubic meters per day. Later, during November 2004 the import agreement was renegotiated with an average of 3.2 million cubic meters per day (RY). The present import permit is 7.7 million cubic meters per day. Repsol YPF has 4.4 million cubic meters per day within the last renegotiated contract that expires in December 2006. With the imported gas, the supply in the northwest of Argentina basin was stabilized and Neuquén ceased to serve as a back-up basin for the demand of the northwest of Argentina.

Repsol YPF is actively involved in projects which seek to enhance Repsol YPF’s presence in the natural gas markets in Argentina and the rest of Latin America, including the following:

•	The Diadema underground gas storage project in the San Jorge Gulf basin, which has an average deliverability of one million cubic meters of gas per day (153 days of winter) and was carried out to supply gas to customers in the basin.

•	A new underground gas storage project in Mendoza, named Lunlunta Carrizal, which has an estimated deliverability of one million cubic meters per day and is expected to be operational at the end of 2006.

•	The sale of natural gas to the Methanex Plant (methanol producer) located in Cabo Negro-Punta Arenas in Chile with an annual supply of 2.5 million cubic meters of gas per day in 2005.

•	The supply of approximately 1.05 million cubic meters of gas per day in 2005 to electric companies in the Santiago (Chile) area through the Gas Andes gas pipeline.

•	A 10% interest in the Gasoducto del Pacífico gas pipeline, which is a project that allows Repsol YPF to supply Chile with gas from the Neuquén basin. In 2005, Repsol YPF supplied an average of 1.0 million cubic meters of gas per day through this pipeline.

•	The supply of gas from the northwest basin to electric companies in the northern part of Chile, through the Gas Atacama and Norandino gas pipeline, which reached an average of 3.2 million cubic meters of gas per day in 2005.

•	The supply in 2005 of an average of 1.0 million cubic meters per day to the thermal power plant of Uruguayana (Brazil).

•	In spite of the aforesaid projects, during 2004, the Department of Energy established the Program for the Rationalization of Natural Gas Exports and the use of Shipping Capacity, which required cutbacks on natural gas exports with a view to satisfy the Argentine domestic market. The Program was replaced by the Supplementary Program for Supplying the Domestic Natural Gas Market approved by Resolution SE Nº 659/04, under which the Argentine State required producers/exporters to inject additional volumes (“Additional Injection”) of natural gas into the domestic market to supply the demand of certain domestic consumers. For details see Section 6. “Financial Information—Legal Proceedings” under Argentina.

2.2.1.4.2	LNG

On April 29, 2005, Repsol YPF and Gas Natural SDG reached an agreement for both companies to intensify their collaboration in the LNG business areas of exploration, production, transportation, trading and wholesale marketing. In the summer of 2005, Repsol YPF and Gas Natural formally constituted their joint venture for the LNG business holding its first board meeting and initiating its trading activities, wholesale marketing and the transportation of LNG.

In the area of exploration, production and liquefaction (upstream) the agreement contemplates the partnership to develop new projects where Repsol YPF will be the operator and holder of 60% of the assets. Gas Natural SDG will hold the remaining 40%.

In the area of transportation, trading and wholesale marketing (midstream), the agreement contemplates that the companies create a joint venture aimed at the wholesale marketing and transportation of LNG. Both Repsol YPF and Gas Natural will hold 50% stakes in this joint venture. The Chairman of the joint venture will be elected on a rotational basis and Gas Natural SDG will name the chief executive officer of the joint venture. The new company will become one of the largest companies in the world based on the volume of LNG that it trades.

Pursuant to the agreement, Gas Natural SDG and Repsol YPF will also develop in a coordinated manner diverse regasification plant projects where Gas Natural SDG will be the operator and the regasification rights will be allocated to the new joint venture.

Algeria

In 2004, Repsol YPF (60%) and Gas Natural SDG (40%) signed the integrated LNG project Gassi Touil awarded by the Algerian authorities. The project includes exploration, production, liquefaction and LNG marketing in the Gassi Touil Rhourde Nous-Hamra area, located in the eastern part of Algeria. The natural gas liquefaction plant will be constructed in Arzew and it is planned to go into commercial operation in 2009. The plant will have a capacity of 5.2 billion cubic meters per year of LNG, and it can be expanded with the addition of a second train.

In March 2006, Repsol YPF (48%), Gas Natural (32%) and Sonatrach (20%), as part of the integrated LNG project Gassi Toui, signed an agreement for the establishment of a joint venture, Sociedad de Licuefacción (“SDL”), which will construct and later operate the natural gas liquefaction plant in Arzew.

Iran

In 2004, Repsol YPF and Shell signed a cooperation agreement with the National Iranian Oil Company (NIOC) for the so-called “Persian LNG Project.” The project is located in Tombak and it is planned to consist of two liquefaction trains of 8.1 million tonnes per year each. The final investment decision has not yet been made.

Mexico

In February 2004, Mexican authorities awarded Repsol YPF a site for the construction of a regasification plant in the port of Lázaro Cárdenas, which is located on the Pacific Coast of Mexico. The initial capacity of this plant would be approximately four bcm per year which could potentially be expanded to 10 bcm per year.

Currently, Repsol YPF is assessing whether or not to continue this project.

Peru

On August 1, 2005, the signing of the final agreements with the U.S. oil company Hunt Oil, for the development of the Peru LNG project (in which Repsol YPF obtained a 20% stake) and the Camisea field (in which Repsol YPF obtained a 10% stake in blocks 88 and 56) was announced. The acquisition of the stake in blocks 88 and 56 was approved by the Peruvian government on December 13, 2005, and on December 16, 2005 the contracts between Repsol YPF and the other consortium partners were signed. The project includes the construction and operation of a liquefaction plant in Pampa Melchorita, which is expected to be operational in 2009. The supply of natural gas will be made with the production from blocks 88 and 56 and will reach the plant through the Camisea-Lima pipeline.

The agreement provides for the exclusive commercialization by Repsol YPF of the 4 million tonnes per year of the LNG production that is expected from the liquefaction plant. The gas will be sold on the west coast of the United States and Mexico. The purchase agreement reached with Peru LNG will have a 18.5-year term from its effective date.

The agreements also include the indirect acquisition by Repsol YPF of a 10% stake in Transportadora de Gas del Perú S.A. (TGP), a company that transports natural gas from Camisea through the trans-Andean pipeline.

Trinidad and Tobago

Repsol YPF holds an interest in Atlantic LNG, which is a joint venture with, among others, BP and BG plc. Atlantic LNG is based in Trinidad and Tobago and operates a LNG plant at Point Fortin, Trinidad. This plant commenced production in April 1999 with the first liquefaction train, in which Repsol YPF holds a 20% stake. This liquefaction train has an annual production capacity of approximately three million tonnes of LNG. In the first quarter of 2000, Atlantic LNG received approval from the government of Trinidad and Tobago to expand operations, including installation of two additional gas liquefaction trains in which Repsol YPF holds a 25% stake. One of these trains started operations in 2002 and the other in 2003. These two new facilities have a combined installed production capacity of approximately 7 million tonnes of LNG per year, of which Repsol YPF has agreed to buy approximately 2.7 billion cubic meters per year pursuant to long-term gas contracts. These two facilities have increased Atlantic LNG’s total annual LNG output to approximately 10 million tonnes of LNG per year. The cost of building the two new trains was US$1.1 billion.

On December 15, 2005, the fourth liquefaction train of the Atlantic LNG plant started operating. The fourth train, in which Repsol YPF holds a 22.2% stake, has a production capacity of 5.2 million tonnes per year. The project includes the construction of a second wharf and of a fourth LNG storage tank. The fourth train increases the production capacity of the Atlantic LNG plant to 15 million tonnes per year and will keep up Trinidad and Tobago’s position as supplier of LNG to the Atlantic basin markets.

Repsol YPF believes that one of the advantages of the project in Trinidad and Tobago is its geographic location, which permits it to supply markets such as the United States, the Caribbean and Europe under advantageous economic conditions. The European market can be supplied through swap contracts with other suppliers. Repsol YPF believes that, by using other sources to satisfy the needs of the Spanish market, the project in Trinidad and Tobago will enable it to take advantages of price opportunities in the American market and to reduce transport costs.

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

In 2005, Repsol YPF sold approximately 2.6 billion cubic meters of LNG in the United States and in the Caribbean markets.

In June 2005, Repsol YPF and Irving Oil Limited signed an agreement to develop the first LNG regasification terminal on Canada’s east coast. The agreement contemplates the creation of a new company, Canaport LNG, which will construct and operate the terminal, which will supply natural gas to the markets in the area and the northeastern coast of the United States. The plant, located in Saint John, New Brunswick, Canada, will have a regasification capacity of 10 bcm per year of LNG, with the option to expand to 20 bcm per year. Repsol YPF, which will supply natural gas to the terminal, will have a 75% participation in the plant.

The re-gasification plant is expected to start operating and supplying natural gas to the market at the end of 2008 or the beginning of 2009. Irving Oil will market the LNG re-gasified at this plant on the Atlantic coast of Canada and Repsol YPF will market it in the rest of Canada and in the United States.

In May 2006, the Final Investment Decision (FID) was made.

Transport of LNG

Repsol YPF leases three time charter tankers with a total capacity of 416,500 cubic meters for shipping LNG from Trinidad and Tobago, two of which have been in service since 2002 and one of which has been in service since 2004. In January 2005, Repsol YPF signed a new time charter contract for another tanker of 138,000 cubic meters, which is under construction and scheduled to be delivered and put in service in 2007.

In addition, Gas Natural leases two time charter tankers for shipping LNG with a total capacity of 276,000 cubic meters, and at December 31, 2005, Gas Natural had six additional time charter tankers with a total capacity of 433,333 cubic meters for shipping LNG.

Repsol YPF and Gas Natural have signed a time charter contract for a 20-year period that may be extended for two five-year periods, for a liquefied natural gas (LNG) tanker that will cover the transport needs in the coming years in the Atlantic Basin. The tanker will have a capacity of 138,000 cubic meters, and will enter into service for Repsol YPF and Gas Natural in 2009. This contract is in addition to that entered into between Repsol YPF and Gas Natural in January 2005 for the acquisition of a tanker with the same capacity, which is being built in the Izar (Sestao) shipyards and will be delivered in December 2007.

2.2.1.4.3	Natural Gas Liquids

Argentina. Repsol YPF developed Mega to increase its ability to separate liquid petroleum products from natural gas. Mega allowed Repsol YPF in 2001, through the fractioning of gas liquid, to increase production at the Loma La Lata gas field by approximately 5.0 million cubic meters per day.

YPF owns 38% of Mega, while Petrobras and Dow Chemical have a 34% and 28% stake, respectively.

Mega includes:

•	A separation plant, which is located in Loma La Lata, in the Province of Neuquén.

•	A natural gas liquids fractioning plant, which produces ethane, propane, butane and natural gasoline. This plant is located in the city of Bahía Blanca in the Province of Buenos Aires.

•	A pipeline, which links both plants and transports natural gas liquids.

•	Transportation, storage and port facilities in the proximity of the fractioning plant.

Mega required an investment of approximately US$715 million and commenced operations at the beginning of 2001. Mega’s maximum annual production capacity is 1.35 million tonnes of gasoline, LPG and ethane. Repsol YPF is Mega’s main supplier of natural gas. The fractioning plant production is used in the petrochemical operations of PBB Polisur, and is also exported by tanker to Brazil.

2.2.2	Refining and Marketing

Refining and Marketing operations contributed 43.55% of the total operating income of Repsol YPF in 2005, and 33.82% in 2004.

Repsol YPF’s Refining and Marketing business unit comprises refining, transportation and marketing (both at the retail and wholesale level) of petroleum products and distribution and retail sale of LPG, including butane and propane. Repsol YPF conducts refining activities in three countries as operator and is the leading refiner in the Spanish and Argentine markets. Repsol YPF operates five refineries in Spain with a total installed capacity of 740,000 barrels per day and four refineries in Latin America (Argentina and Peru) with a total installed capacity of 421,500 barrels per day. Repsol YPF conducts distribution and marketing activities in 12 countries and is the leader in the Spanish and Argentine markets. Repsol YPF’s network of points of sale was made up of 3,618 service stations and gas pumps in Spain and 3,235 service stations and gas pumps outside Spain (mainly in Latin America) at December 31, 2005. Additionally, Repsol YPF has interests in one refinery in Argentina and in two refineries in Brazil, which are operated by other companies.

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

On December 9, 2004 Repsol YPF agreed with Shell to acquire Shell’s LPG business in Portugal, consisting of Shell Gas (LPG and its subsidiaries Spelta in Madeira (100%) and SAAGA in the Azores Islands (25%)).

The EU Antitrust authorities approved the acquisition on March 3, 2005 and the transaction became effective as of April 1, 2005. The transaction includes the commercial assets of the bottled and bulk business and two bottling plants in Maltosinhos and Banatica. The acquisition increased Repsol YPF’s market share from 5% to 21.2%, with total sales of 179,087 tonnes in 2005, which makes us the third largest operator in the market.

With the acquisition becoming effective on April 1, 2005, the name of Shell Gas was changed to Repsol Butano Portugal.

On December 28, 2004, Repsol YPF acquired a 51% stake in Energy Infrastructure India Limited (EIIL), via Energy Infrastructure Butano Asia (EIBA BV). EIIL will develop an integrated project for the distribution of LPG in the north-eastern states of India, which have a population of more than 400 million people.

2.2.2.1	Refining

Repsol YPF’s refineries produce a wide range of petroleum products, including automotive and industrial fuels, lubricants, basic petrochemicals, asphalt and coke. Repsol YPF conducts its refining business in Spain through Repsol Petróleo and Petronor, in which it has 99.97% and 85.98% ownership interests, respectively. Repsol Petróleo and Petronor are, in the aggregate, the largest domestic refining operation in Spain and hold 57% of the estimated domestic refining capacity in terms of effective installed capacity in primary distillation as of December 31, 2005.

Repsol YPF initiated operations in Latin America in 1996 with the acquisition, through the consortium Refinadores del Perú (Refipesa), of a 25.7% interest in the La Pampilla refinery (Relapasa). In December 2003, the consortium was dissolved and Repsol YPF now has a direct participation of 51.03% in the refinery. Repsol YPF is the technical operator of the Pampilla refinery.

Repsol YPF owns and operates three refineries in Argentina: La Plata, Luján de Cuyo and Plaza Huincul, which have a total installed capacity of 319,500 barrels per day and account for 51% of Argentina’s refining capacity in terms of effective installed capacity in primary distillation as of December 31, 2005. Additionally, Repsol YPF has interests in one refinery in Argentina and in two refineries in Brazil, which are operated by other companies.

2.2.2.1.1	Installed Capacity, Supply and Production

The following table sets forth the capacities of Repsol YPF’s wholly and partially-owned refineries at December 31, 2005:

	Primary Distillation	Conversion Index(1)	Lubricants
	(thousand barrels per calendar day)	(%)	(thousand tonnes per year)
Refining capacity and configuration(2)
Spain
Cartagena	100	—	135
La Coruña	120	65	—
Puertollano	140	70	110
Tarragona	160	47	—
Bilbao	220	32	—

Total Repsol YPF (Spain)	740	43	245

Argentina
La Plata	189	69	255
Luján de Cuyo	106	110	—
Plaza Huincul	25	—	—
Refinor(3)	13	—	—

Total Repsol YPF (Argentina)	333	74	255

Peru
La Pampilla	102	24	—
Brazil
REFAP(4)	54	12	—
Manguinhos(5)	4	14	—

Total Repsol YPF (Brazil)	58	12	—

Total Repsol YPF	1,233	48	500

(1)	Stated as the ratio of fluid catalytic cracking (“FCC”) equivalent capacity to primary distillation capacity.
(2)	Capacities stated according to Repsol YPF consolidation criteria: all refineries reported on a 100% basis, except Refinor (50%), REFAP (30%) and Manguinhos (30.71%).
(3)	Total primary distillation capacity of 26,100 barrels per calendar day.
(4)	Total primary distillation capacity of 180,000 barrels per calendar day.
(5)	Total primary distillation capacity of 14,000 barrels per calendar day.

During 2005, Repsol YPF’s refineries processed 55.3 million tonnes of crude oil, of which 27% was from Repsol YPF’s own production and the remaining crude was purchased either through contracts or in the “spot” markets. In connection with a long-standing relationship with Pemex, Repsol YPF purchases from Pemex an amount of barrels per day which is fixed annually. In 2005, 2004 and 2003, that amount was fixed at approximately 108,600, 108,000 and 96,000 barrels per day, respectively. The 2006 amount has not yet been fixed, but it is estimated at 105,000 barrels per day. A total of 8.7 million tonnes of crude oil and 1.8 million tonnes of intermediate and finished products were bought and resold in 2005. All of these operations are denominated in U.S. dollars.

The following table sets forth the origin of crude oil processed during 2005, 2004 and 2003:

	2005	2004	2003
Middle East	14%	15%	13%
North Africa	14	15	16
West Africa	9	7	8
Latin America	46	45	46
Europe	17	18	17

Total	100%	100%	100%

The following table sets forth Repsol YPF’s refining production figures for its principal products for the periods indicated:

	2005	2004	2003
Feedstock processed(1)(2)
Crude oil	55.3	54.9	53.4
Other feedstock	5.4	5.2	5.2

Total	60.7	60.1	58.6

Refining production(1)(3)
Intermediate distillates	26,752	26,178	24,890
Gasoline	11,915	11,796	11,913
Fuel oil	8,419	8,224	8,337
LPG	1,646	1,691	1,728
Asphalts(4)	1,619	1,650	1,596
Lubricants	441	476	456
Other (except petrochemical)	3,132	3,220	2,921

Total	53,924	53,235	51,841

(1)	Information presented in accordance with Repsol YPF’s consolidation criteria: all refineries reported on a 100% basis, except Refinor (50%), REFAP (30%) and Manguinhos (30.71%).
(2)	Millions of tonnes.
(3)	Thousands of tonnes.
(4)	Includes asphalt production of Asfaltos Españoles S.A. (ASESA), a company in which each Repsol YPF and CEPSA holds 50%. 50% of ASESA’s products are marketed by Repsol YPF.

Spain. Repsol YPF’s refineries in Spain operated at an average capacity of 91.3% in 2005, as compared to 92.5% in 2004 and as compared to an estimated 91.5% for all Spanish refineries in 2005. In 2005, Repsol YPF’s five Spanish refineries refined 33.8 million tonnes of crude oil, which represents 55.5% of all crude oil refined in Spain. The geographic distribution of Repsol YPF’s refineries and their proximity to the principal Spanish centers of consumption provide significant competitive advantages. Two refineries (at Cartagena and Tarragona) are located on the Mediterranean coast, one (at La Coruña) is located on the northwest coast, the fourth (at Puertollano) is located inland alongside the major pipeline network and the fifth (at Bilbao) is located on the northern coast. The five refineries owned by Repsol YPF in Spain are undertaking a capital investment program for the purpose of adapting their production schemes to the strict European Union product quality requirements which took effect on January 1, 2005, which establish fuel specifications for 2005 and 2009. Pursuant to this program, a hydrocracking unit in Tarragona started operations in mid-2002 and a mild hydrocracking unit in Puertollano started operations in mid-2004, an isomerization unit in Tarragona started operations in March 2005, an FCC naphta desulphurization unit in Bilbao started operations in August 2005 and a FCC feedstock hydrotreatment in La Coruña started operations in August 2005. See “—Regulation of the Petroleum Industry—Spain—Oil and Petroleum Derivatives—Liquid Hydrocarbons.”

At December 31, 2005, Repsol YPF had storage facilities with 30.6 million barrels of crude capacity and 45.6 million barrels of refined product capacity.

The Spanish government requires that entities involved in the production or distribution of petroleum products in Spain maintain minimum levels of reserves of those products. Under legislation enacted in 1994, Corporación de Reservas Estratégicas (CORES) was created by the Spanish government to establish, manage and maintain levels of strategic reserves of crude oil and petroleum products. In 2005, 84,000 tonnes of products were sold to CORES. Repsol YPF complies in all material respects with current regulations relating to CORES.

Argentina. Since June 23, 1999, Repsol YPF, through YPF, has owned and operated the refineries of La Plata, Luján de Cuyo and Plaza Huincul. In 2005 YPF’s refineries in Argentina operated at an average capacity of 94.4% compared to the 93.2% in 2004.

With an installed capacity of 189,000 barrels per day the La Plata refinery has the largest refining capacity in Argentina. It is located 60 km from Buenos Aires and is equipped with three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel hydrofinishing unit, an isomerization unit and a lubricants unit.

The Luján de Cuyo refinery has an installed capacity of 105,500 barrels per day. It is located in the Province of Mendoza and supplies the central region of Argentina through the Luján de Cuyo- San Lorenzo pipeline. It also supplies products to the eastern region of the country for export and to the northern part of the Province of Buenos Aires. This refinery is equipped with two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, an MTBE unit, an isomerization unit, an alkylation unit, and hydrocracking and hydrotreating units. In May 2005, the Lujan de Cuyo Refinery was audited by prestigious international insurance companies, achieving a “Better than average” rating, positioning the industrial complex above international refineries safety.

Plaza Huincul refinery is located in the Province of Neuquén and has a capacity of 25,000 barrels per day.

YPF also has a 50% participation in the Refinor refinery, which is in the Province of Salta.

In 2005, total crude oil processed in Argentina amounted to 15.5 million tonnes.

Peru. La Pampilla, which is located 25 Km north of Lima, has a total refining capacity of approximately 102,000 barrels per day and, according to Repsol YPF estimates, accounted for more than 50% of Peru’s refining capacity at December 31, 2005. In 2005, La Pampilla operated at an average capacity of 79.5%, as compared to 66.5% in 2004. La Pampilla benefits from its proximity to Lima, which Repsol YPF estimates to represent more than 50% of Peru’s demand for oil, and from the long distance to alternative sources of supply the Gulf of Mexico. During 2005, the La Pampilla refinery processed 4.2 million tonnes of crude oil.

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

Brazil. Repsol YPF has a 30.71% interest in the refinery at Manguinhos in Río de Janeiro and a 30% interest in the REFAP refinery in southern Brazil. The interest in the REFAP refinery was acquired by Repsol YPF pursuant to a swap agreement with Petrobras in 2001. See Note 37 to the Consolidated Financial Statements.

2.2.2.1.2	Sales and Distribution

The following table sets forth the sales of petroleum products broken down by product and markets. (This table does not include LPG sales to Repsol YPF’s related distribution companies. See “—Operations—Refining and Marketing—LPG.”)

	2005	2004	2003	05 vs 04	04 vs 03
	(thousand tonnes) (1)(2)(3)
Sales in Spain	33,631	33,028	31,909	1.8%	3.5%
- Own marketing	21,628	21,325	21,443	1.4	-0.6
- Light products	17,193	17,127	16,550	0.4	3.5
- Other products	4,435	4,198	4,893	5.6	-14.2
-Other Sales in Domestic Market	7,277	6,810	6,418	6.9	6.1
- Light products	5,381	4,964	4,323	8.4	14.8
- Other products	1,896	1,846	2,095	2.7	-11.9
-Exports	4,726	4,893	4,048	-3.4	20.9
- Light products	1,684	1,609	1,322	4.7	21.7
- Other products	3,042	3,284	2,726	-7.4	20.5
Sales in ABB	15,815	15,073	15,110	4.9	-0.2
- Own marketing	9,502	8,172	7,618	16.3	7.3
- Light products	7,692	6,640	6,297	15.8	5.4
- Other products	1,810	1,532	1,321	18.1	16.0
-Other Sales in Domestic Market	2,644	2,796	2,843	-5.4	-1.7
- Light products	1,709	1,948	1,941	-12.3	0.4
- Other products	935	848	902	10.3	-0.6
- Exports	3,669	4,105	4,649	-10.6	-11.7
- Light products	2,236	2,427	3,167	-7.9	-23.4
- Other products	1,433	1,678	1,482	-14.6	13.2
Sales in rest of the world	8,494	6,867	6,558	23.7	4.7
- Own marketing	5,313	4,043	3,795	31.4	6.5
- Light products	4,633	3,234	2,969	43.3	8.9
- Other products	680	809	826	-15.9	-2.1
- Other Sales in Domestic Market	1,560	1,969	1,769	-20.8	11.3
- Light products	1,203	1,594	1,402	-24.5	13.7
- Other products	357	375	367	-4.8	2.2
- Exports	1,621	855	994	89.6	-14.0
- Light products	475	70	0	578.6	100.0
- Other products	1,146	785	994	46.0	-21.0
Total Sales	57,940	54,968	53,577	5.4	2.6
-Own marketing	36,443	33,540	32,856	8.7	2.1
- Light products	29,518	27,001	25,816	9.3	4.6
- Other products	6,925	6,539	7,040	5.9	-7.1
-Other Sales in Domestic Market	11,481	11,575	11,030	-0.8	4.9
- Light products	8,293	8,506	7,666	-2.5	11.0
- Other products	3,188	3,069	3,364	3.9	-8.8
- Exports	10,016	9,853	9,691	1.7	1.7
- Light products	4,395	4,106	4,489	7.0	-8.5
- Other products	5,621	5,747	5,202	-2.2	10.5

(1)	Information includes 50% of Refinor refinery (Argentina), 30% of REFAP refinery (Brazil) and 30.71% of Manguinhos refinery (Brazil).
(2)	Other Sales in Domestic Market: includes sales to operators and bunker.
(3)	Exports: Expressed from the country of origin.

2.2.2.2	Transport of Crude Oil and Distribution of Petroleum Products

Since March 2003, in accordance with Royal Decree Law 6/2000, Repsol YPF’s participation in CLH is 25% (5.33% indirectly held through its affiliate Petronor) and, combined with the stakes of the other entities with refining capabilities in Spain, is 45%. See “—Regulation of the Petroleum Industry—Spain—Oil and Petroleum Derivatives—Liquid Hydrocarbons.”

CLH is the principal transporter of petroleum products in Spain. At December 31, 2005, CLH’s transportation network consisted of 3,475 km of refined product pipelines, two tankers and 20 trucks. CLH also owns 38 storage sites (all of them connected to the multiple pipeline network with the exception of Gijón, Motril and the four storage sites located in the Balearic Islands) and 30 distribution facilities in airports, which in the aggregate represent a capacity of approximately 6.5 million cubic meters.

Crude oil is transported from Cartagena to Puertollano through a 358 km crude oil pipeline. This crude oil pipeline started operations in 2000 and replaced the Málaga-Puertollano crude oil pipeline, both of which are owned by Repsol YPF.

Repsol YPF owns two crude oil pipelines in Argentina. One of the pipelines connects Puesto Hernández to the Luján de Cuyo refinery (528 km) and the other pipeline connects Puerto Rosales to the La Plata refinery (585 km) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (52 km). Repsol YPF also owns a plant for the storage and distribution of crude oil in Formosa with an operating capacity of 19,000 cubic meters and two tanks in the city of Berisso in the Province of Buenos Aires with a capacity of 60,000 cubic meters. Repsol YPF owns 37% of Oldelval, which is the operator of 888 km of pipelines and whose main pipeline is a double 513 km pipeline that connects the Neuquén basin and Puerto Rosales. At December 31, 2005, Repsol YPF had an 18% interest in the 428 Km Transandean pipeline, which transports crude oil from Argentina to Concepción in Chile. This pipeline has stopped operations on December 29, 2005. Repsol YPF also owns 33.15% of Termap, which is the operator of two storage and port facilities: Caleta Córdova (in the Province of Chubut), which has a capacity of 264,000 cubic meters, and Caleta Olivia (in the Province of Santa Cruz), which has a capacity of 246,000 cubic meters. Finally, Repsol YPF has a 30% interest in Oiltanking Ebytem, which is the operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connects the Repsol YPF Puerto Rosales—La Plata crude oil pipeline from Brandsen, which has a capacity of 60,000 cubic meters, to the ESSO refinery in Campana (168 km) in the Province of Buenos Aires.

In Argentina, Repsol YPF also operates a network of multiple pipelines for the transportation of refined products with a total length of 1,801 km and owns 16 plants for the storage and distribution of refined products with an approximate operating capacity of 983,620 cubic meters. Three of these plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of these plants have maritime or fluvial connections. Repsol YPF operates 54 airport facilities, 44 of which it owns and which have a capacity of 24,000 cubic meters, and owns 27 trucks, 116 suppliers and 16 dispensers.

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

At December 31, 2005, Repsol YPF had leased time charter ship tankers for the transport of crude oil and/or oil products for a total combined capacity of 782,686 cubic meters, of which 70% correspond to the transport of crude oil and 30% correspond to the transport of oil products.

In 2005, Repsol YPF signed three new time charter contracts for a total additional combined capacity of 215,332 cubic meters, for delivery in 2006, of which 78% correspond to the transport of crude oil and the rest to the transport of oil products.

In Argentina, Repsol YPF leased time charter tankers for shipping other products and crude oil with a total capacity of 84,527 and 175,000 cubic meters, respectively. In Peru, Relapasa leased time charter vessels for the transport of products with a total capacity of 90,000 cubic meters.

2.2.2.3	Marketing

Repsol YPF’s points of sale (service stations and gas pumps) as of December 31, 2005 were as follows:

	Controlled by Repsol YPF(1)	Flagged(2)	Total
Marketing operations
Spain	2,859	759	3,618
Argentina(3)	186	1,644	1,830
Peru	86	69	155
Ecuador	52	69	121
Chile	171	40	211
Brazil	41	374	415
Portugal	246	182	428
Italy	44	31	75

Total	3,685	3,168	6,853

(1)	Owned by Repsol YPF or controlled by Repsol YPF under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.
(2)	The term “flagged” refers to service stations owned by third parties with which Repsol YPF has signed a reflagging contract that provides Repsol YPF with the rights (i) to become such service stations’ exclusive supplier and (ii) to brand the service station with its brand name. The average contract term is five years in Spain and eight years in Argentina.
(3)	Includes 50% of Refinor service stations.

The number of service stations at December 31, 2005 decreased to 6,853 service stations from 6,913 service stations at December 31, 2004 mainly as a result of the termination of agreements with flagged service stations and the closure of less profitable points of sale. See “—Operations—Refining and Marketing.”

Spain. Repsol YPF’s marketing strategy in Spain is to keep its market share in sales through service stations.

Repsol YPF’s strategy also includes increasing its margins through sales of products other than gas, increasing the loyalty of its customers and retaining the Campsa, Petronor and Repsol brand names, thereby differentiating its products in Spain by positioning each brand individually.

Repsol YPF sells gasoline to the public in Spain under the Repsol, Campsa y Petronor brand names with the following distribution at December 31, 2005:

Points of sale
Points of sale by brand
CAMPSA	1,532
Repsol	1,690
Petronor	369
No brand	27

Total	3,618

In Spain, at December 31, 2005, Repsol YPF had “strong links” with 2,859 of its points of sale (of which 927 were operated by Repsol YPF), which represent 79% of its points of sale and reflects the high degree of connection within Repsol YPF’s point of sales network. The remaining 21% of Repsol YPF’s points of sale were flagged. Repsol YPF operates 26% of its total points of sale in Spain. The sales of its own chain account for 30.1% of the total sales of the service station chains.

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

The Repsol Supercor service stations sell a wide variety of consumer goods in addition to gasoline. At December 31, 2005, Repsol YPF owned 29 of the 32 stations operated under this brand name, which are located principally in Madrid, Barcelona and Málaga. The Repsol YPF VISA card, which was launched in November 1998, is the first of its type to be issued by an oil company in Spain and provides special advantages to its holders. The advantages include cash-back for purchases of fuel and services and other products at Repsol, Campsa and Petronor service stations belonging to the Solred Network. The card also provides discounts on services and purchases made at other commercial establishments. BBVA and La Caixa provided support for the launching of Repsol YPF VISA. In 1991, the Solred Card, which provides special advantages for members of a number of clubs and corporate clients was launched.

Discounts granted by Repsol YPF to holders of Repsol YPF VISA and Solred cards for purchases of fuel and other products and services in the Group’s service stations are deducted from the operating revenues reported by the Group.

Repsol YPF believes that, as of December 31, 2005, its competitors in Spain with local refining capacity (Cepsa, Elf and B.P. Oil España) had links with approximately 25.7% of the points of sale in the Spanish market. Repsol YPF estimates that, as of December 31, 2005, approximately 3,089 service stations are owned or flagged by companies that do not own refineries in Spain, as compared to 2,945 at December 31, 2004 and 2,772 at December 31, 2003.

Royal Decree Law 6/2000 established a requirement to inform the Ministry of Economy of the current sale prices at the service station’s network and a prohibition on opening new points of sale for a period of five years for wholesale distributors with a market share greater than 30% (three years in the case of wholesale distributors with a market share between 15% and 30%). Repsol YPF’s service stations currently represent 40.1% of the total number of service stations in Spain. After the prohibition established by Royal Decree has expired in June 2005, Repsol YPF continues to focus on improving the quality of its chain. The measures set forth in Royal Decree Law 6/2000 also facilitate the installation of new service stations in large commercial establishments. See “—Regulation of the Petroleum Industry—Spain—Oil and Petroleum Derivatives—Liquid Hydrocarbons.”

Argentina. Repsol YPF’s presence in Argentina consists of 1,830 service stations, of which 1,794 are YPF-branded, and the remainder are Refinor-branded service stations co-owned by Repsol YPF and Refinor (through YPF’s 50% participation in Refinor). OPESSA (a 100% subsidiary of Repsol YPF) operates 155 service stations.

Repsol YPF estimates that, as of December 31, 2005, YPF’s points of sale accounted for 29.9% of the Argentine market. In Argentina, Shell, Petrobras and Esso are Repsol YPF’s main competitors and own approximately 13.9%, 12.2% and 8.2%, respectively, of the points of sale in Argentina.

Peru. Through Repsol Commercial SAC, Repsol YPF’s network as of December 31, 2005 consisted of 155 points of sale, 86 of which were directly owned and 55 of which were directly operated.

Ecuador. Through Repsol YPF Comercial del Ecuador, Repsol YPF’s network as of December 31, 2005 consisted of 121 points of sale, 52 of which were directly owned and 13 of which were directly operated.

Chile. Repsol YPF Chile, as of December 31, 2005, operated a network of 211 points of sale, 171 of which were “strongly-linked” and 40 of which were affiliated. OPESE (100% owned by Repsol YPF Chile) directly operated 40 points of sale.

Brazil. Repsol YPF Brazil’s network as of December 31, 2005 consisted of 415 points of sale (including those swapped with Petrobras), 41 of which were directly owned and directly operated.

Portugal. The acquisition of Shell’s chain of service stations in Portugal, which consists of 303 points of sale, of which 42 are company-owned and operated, has meant an increase in Repsol YPF’s share to 16.2% of the points of sale in Portugal in 2004. As of December 31, 2005, Repsol YPF had 428 points of sale in Portugal (246 owned, 182 flagged), 83 of which were directly operated through GESPOST, a wholly-owned subsidiary of Repsol Portugal. This represents about 15% of all points of sale in the market as at December 31, 2005.

Italy. Repsol YPF had 44 directly owned points of sale and 31 flagged points of sale in Italy as of December 31, 2005.

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

Repsol YPF, through Repsol Petróleo, holds a 50% interest in Asfaltos Españoles, S.A. (ASESA), which is a company that produces asphalt, a 100% interest in Repsol YPF Lubricantes y Especialidades, S.A. (formerly Repsol Productos Asfálticos) and a 100% interest in Asfalnor (through Petronor), both of which distribute and market asphalt products.

2.2.2.4	LPG

Sales of LPG during the last three years by region and type of product are as follows:

	2005	2004	2003
	(thousand tonnes)
Sales volume of LPG(1)
Spain	1,921	1,955	1,992
Argentina	314	310	308
Rest of Latin America	918	863	809
Rest of the World	189	89	84

Total	3,342	3,217	3,193

Sales volume of LPG(1)
Bottled	2,110	2,199	2,124
Bulk, pipeline and others(2)	1,232	1,018	1,069

Total	3,342	3,217	3,193

(1)	Includes sales to related distribution companies.
(2)	Includes sales to the automobile market, petrochemical, LPG operators and others.

Repsol YPF reorganized its international LPG activities through the transfer of all of its share holding interests in LPG activities to Repsol Butano, which will oversee these activities.

After the reorganization of the international LPG activities through transfer of its shareholding interests to Repsol Butano, Repsol YPF seeks to strengthen its position in the markets in which it already operates and to undertake new investments in strategic markets. To this end, Repsol Butano acquired the LPG division from Shell in Portugal (Shell Gas (LPG) S.A.). As a result of the acquisition, Repsol YPF has become the third largest operator in Portugal with a market share of close to 21.2%. In 2004, Repsol YPF also formalized its participation in Energy Infrastructure India Limited, which is a company that seeks to market LPG in India.

Spain. Repsol YPF’s LPG distribution activities are conducted by Repsol Butano, which has been distributing LPG to Spanish households and industrial users for over 40 years and is currently the largest wholesaler and retailer of LPG in Spain. Repsol Butano supplies bottled LPG to more than 10 million customers in Spain covering the entire Spanish market, except for the Canary Islands, with a market share of 81% in Spain. While the vast majority of its sales of bottled LPG are to the household market, it also sells LPG in bulk form to industrial, commercial and household customers for use as a fuel.

LPG bottling takes place at Repsol Butano’s 19 plants located throughout Spain. After LPG is bottled at a plant, it is delivered to Repsol Butano’s network of approximately 660 bottled gas distribution agents. The distribution agents deliver LPG to retail customers at home. Repsol Butano has approximately 32 million bottles for storage and delivery of LPG in circulation.

Bottled LPG is used almost exclusively as a household fuel for cooking, water heaters and, in some cases, heating. The growth of the Spanish economy, with significant increases in residential housing and family income combined with limited availability of natural gas in some parts of Spain, has allowed Repsol Butano to become the largest bottled LPG distributor in Europe in terms of revenues and volume. Bottled LPG accounted for 65.3% of Repsol Butano’s total sales volume in 2005.

Approximately 31.7% of Repsol Butano’s sales in 2005 consisted of bulk LPG. Bulk LPG is used as fuel in the agricultural, industrial and household markets and for transportation. Repsol Butano sells most bulk LPG directly to end users. Bulk LPG is used as an industrial fuel for industrial ovens and heating in the farming industry. Bulk LPG is used in the household market, particularly in multiple unit dwellings, for the same uses as bottled LPG. Most bulk LPG is delivered by tanker trucks. Repsol Butano, however, distributes LPG via pipelines connected to industrial and household users and believes that such distribution may be an important intermediate step between the bottled LPG market and the natural gas market in the future.

Repsol Butano sold 1.92 million tonnes of LPG in 2005, as compared to 1.96 million tonnes in 2004 and 1.99 million tonnes in 2003. In 2005, approximately 53% of Repsol Butano’s supply of raw material was obtained from Spanish refineries, of which 35% came from refineries affiliated to Repsol YPF and the remaining 18% from Cepsa and BP, and the remainder was purchased from sources located in the North Sea and Algeria.

Repsol YPF expects that, as a direct result of the introduction of natural gas as an alternative to LPG in key urban markets in Spain, a portion of the LPG customer base growth over time will be diverted to natural gas. Therefore, despite sustained level of bulk sales of LPG Repsol YPF believes that the total volume of LPG sales will undergo a slight decrease.

In October 2000, the Spanish government established a system to determine maximum retail prices for bottled LPG exceeding eight kilograms by reference to a maximum price, set every April and October by the Spanish government on the basis of international prices of LPG during the previous 12 months, and a maximum markup that may be charged over such reference price, which is reviewed annually by the Spanish government. In 2005, Regulation ITC/2475/2005 of July 28, modified the system for the determination of maximum prices before taxes for sales to the public of bottled liquefied petroleum gases equaling or exceeding 8 kgs of such gases, used as combustible or fuel for domestic, commercial or industrial purposes.

•	The concept of maximum prices consisting of a raw material component and a commercialization cost component was maintained.

•	The Regulation modifies the reference period for the determination of the raw material component which was reduced from a 12 month to a six month average.

•	The price revision period was changed from semiannually (April, October) to quarterly periods starting January, April, July and October.

Regulation ITC/247/2005 was replaced by Regulation ITC/2065/2006. The new regulation maintains the same principles as described above.

See “—Regulation of the Petroleum Industry—Spain—Oil and Petroleum Derivatives—Liquid Petroleum Gas.” In 2005, the average selling price for bottled LPG in Spain, which includes home delivery, was approximately 55% lower than the average selling price elsewhere in Europe, which does not include home delivery.

In March 2004, Repsol Butano acquired 51% of Vía Red for €1.3 million. The principal objective of this business is home delivery of the most widely-used products in Spain. Currently the business has 210 distributors in 36 provinces and is developing a business plan to use the distribution network of Repsol Butano to increase its activities in the provinces in which it is already present and extend its activities to new provinces.

Argentina. YPF is the largest producer of LPG in Argentina and had a total production of 848,804 tonnes in 2005 (including 285,336 tonnes of LPG used as petrochemical feedstock internally). This represents approximately 25.4% of total LPG production in Argentina. YPF obtains LPG from natural gas processing plants and from its refineries and petrochemical plants as detailed in the following tables:

Production
(tonnes)
LPG from Natural Gas:(1)
Loma La Lata	30,966
General Cerri	27,291
El Portón	123,829
San Sebastián	16,883

Total	198,970

(1)	YPF owns 30% of San Sebastian plant; Loma La Lata and El Portón are 100% owned by YPF; General Cerri belongs to a third party, having a processing agreement with YPF.

Production
(tonnes)(1)
LPG from Refineries & Petrochemical Plants:
La Plata Refinery	424,360
Luján de Cuyo Refinery	181,329
Petroquímica La Plata	44,145

Total production	649,834

(1)	Includes 285,336 tonnes of LPG used as petrochemical feedstock (olefins derivatives, polybutenes and Maleic).

YPF also holds a 50% interest in Refinor, a jointly-controlled company, which produced 347,462 tonnes of LPG in 2005.

YPF sells LPG mainly on the wholesale market to retailers (including Repsol YPF Gas) and the foreign market. YPF’s 2005 LPG sales can be broken down by market as follows:

Sales Capacity
(tonnes)
Domestic market
Supplies to Repsol YPF Gas	226,017
To other bottlers/propane network distributors	101,319
Other Wholesales (1)	41,158

Foreign market/exports
Exports	373,157

Total Sales	741,651

(1)	Includes more than 36,404 tonnes of LPG distributed to pipeline networks and natural gas clients with interruptible.

The LPG division buys LPG from natural gas processing plants and from its refineries and petrochemical plants, it also buys LPG from third parties as detailed in the following table:

Purchase
(tonnes)
LPG Purchases:
Upstream	198,968
Refineries	336,984
Petrochemical	27,514
Refinor(1)	119,469
Others	82,140

Total	765,075

(1)	YPF owns 50% of Refinor.

On the retail segment, Repsol YPF holds a 85% interest in Repsol YPF Gas S.A. through Repsol Butano, S.A. Pluspetrol holds the remaining 15%. Repsol YPF Gas distributed 277,421 tonnes of LPG to the retail market in Argentina in 2005 and has a market share of approximately 33.8%. Additionally, more than 36,404 tonnes of LPG were distributed to pipeline networks and natural gas clients with interruptible supply through YPF in 2005.

Bolivia. In September 2001, Repsol YPF formed a joint venture with SAMO, which is the first private company in the LPG market, called Repsol YPF Gas de Bolivia. Repsol YPF has a 51% stake in and control of Repsol YPF Gas de Bolivia. The sales of Repsol YPF Gas de Bolivia in 2005 were approximately 124,477 tonnes of LPG, which is equivalent to a market share of 36.9%.

In December 2002, Repsol YPF reorganized all LPG separation activities at the Paloma plant (the Mamoré block) and transferred them to Repsol YPF GLP de Bolivia (a wholly-owned subsidiary of Repsol Butano) seeking to strengthen the integrated management of the LPG chain. Repsol YPF GLP de Bolivia produced 35,132 metric tonnes of LPG in 2005 and participated in the marketing of 146,009 metric tonnes of LPG to retailers (including Repsol YPF Gas de Bolivia).

Chile. In November 2000, Repsol YPF acquired 45% of the capital stock of Lipigas Group, which is a leader in the Chilean market, with an option valid from 2003 until 2005, to acquire an additional 10%. The option expired in 2005 unexercised. The shareholders’ agreement signed with the other partners in the acquisition provides for shared operating control of the company. Lipigas had annual sales of 366,737 tonnes in 2005, which amounted to a 37.4% market share.

Peru. In 2005, Repsol Butano, through Repsol YPF Comercial del Perú, sold 253,883 metric tonnes of LPG (including 64,907 tonnes of wholesale), which represents a retail market share of 30.3%.

Ecuador. In 2005, Duragas, which is a wholly-owned subsidiary of Repsol Butano, had sales of 344,449 tonnes of LPG. Duragas is a leading participant in Ecuador’s LPG distribution market with a 38.4% market share.

Other Markets. Repsol YPF has extended its distribution of LPG to Portugal and France, maintaining the home service concept and adapting its business strategy to the special habits of each market. Repsol YPF is also active in Morocco through its 100% interest in National Gaz of Morocco, which is a company engaged in the distribution of LPG.

As of 2005, Repsol YPF is developing an integrated project in India for the supply of LPG via EIIL, a company in which Repsol YPF holds a controlling stake of 51%.

Total annual sales in these countries were 189,021 tonnes of LPG in 2005.

Repsol YPF has been present in the Portuguese LPG market since 1993 and supplies the market from Repsol Butano plants in Spain. The sales of Repsol YPF in the Portuguese market through Repsol Portugal Gas de Petroleo Liquefeito reached 39,786 tonnes in 2005.

On December 9, 2004, Repsol YPF reached an agreement with Shell Petroleum Company for the acquisition of Shell Gas (LPG) S.A. in Portugal. On March 3, 2005, the competition authorities in Europe unconditionally cleared Repsol Butano’s acquisition of LPG Shell in Portugal. Since April 2005 sales have risen to 93,250 tonnes. Repsol YPF took control of the company, which was named Repsol Butano Portugal, on April 1, 2005.

The sales managed by Repsol YPF in 2005 in Portugal increased to 133,036 tonnes (12 months Repsol Portugal LPG and nine months Repsol Butano Portugal—excluding the first quarter of 2005 when the company was managed by Shell Gas) and including the first quarter of Shell Gas in 2005 to 179,087 tonnes.

Through this acquisition, Repsol YPF became the third largest operator in the Portuguese LPG market with a market share of 21.2%. Through this acquisition, Repsol YPF acquired commercial assets, including 700,000 bottled clients and 3,500 bulk clients, two bottling plants in Matosinhos and Banatica, a distribution subsidiary in Madeira and participation in SAAGA, which is an LPG storage company in the Azores. The use of the two plants on Portuguese territory will bring the product closer to the market, improve Repsol YPF’s response time and reduce logistical costs as compared to supplying the market from Spain. A plan is currently in progress to integrate both businesses in a way that would result in economies of scale, increase the density of clients and combine the logistical advantages of the facilities that are located close to the market with the security of supply from plants in Spain.

In 2004, Repsol YPF initiated a greenfield project to market bulk LPG in Brazil, a market considered strategic for the Group because it is seventh in the world market, second in Latin America and it is the natural destination of the Group’s current and future surplus in Argentina and Bolivia. In 2005, its second year of activity, sales to end customers reached 2,723 tonnes.

2.2.3	Chemicals

In 2005, the Chemicals division generated operating income of €308 million, as compared to operating income of €262 million in 2004.

Repsol YPF leads the Spanish market in basic and derivative petrochemical products, polymers and intermediate products. Repsol YPF’s most significant production facilities are located in Spain (the Puertollano and Tarragona complexes), since November 30, 2004 in Portugal (the Sines complex) and Argentina (the La Plata, Plaza Huincul and Bahía Blanca complexes). The Chemicals division is responsible for management, feedstock, distribution and marketing principally in Europe and the Mercosur region. Most of these units are in the same industrial complexes as Repsol YPF’s refineries, which allows for a high degree of integration between both businesses.

The following table shows the production capacity for the main products of basic and derivative petrochemicals at December 31, 2005.

	Europe	Latin America
	(thousand tonnes)
Production capacity
Basic petrochemicals
Ethylene	1,260	—
Propylene	805	175
Butadiene	202	—
Benzene	275	—

Derivative petrochemicals
Polyolefins
Polyethylene(1)	855	—
Polypropylene	520	—
Intermediate Products
Propylene oxide, Polyols, Glycols and Styrene Monomer	995	—
Acrylonitrile/MMA	166	—
Rubber	54	45
Others(2)	84	—
Industrial Products
BTX (Benzene, Toluene, Mixed Xylenes)	—	244
Ortho/Paraxylene	—	63
Ammonia/Urea	—	933
Methanol	—	411
Others(3)	—	285

(1)	Includes EVA (ethylene vinyl acetate) copolymers.
(2)	Includes styrene derivatives, PMMA (polymethyl methacrylate) and fine chemicals.
(3)	Includes oxo-alcohols, maleic anhydride, solvents, cyclohexane, LAB (lineal alkyl benzene), linear alkyl benzene sulphonate, PIB (polyisobutylene) and others.

The table below presents Repsol YPF’s sales volume in 2005, 2004 and 2003 of petrochemical products:

	2005	2004	2003
	(thousand tonnes)
Petrochemical sales by type of product
Basic petrochemicals	979	420	426
Derivative petrochemicals	3,665	3,684	3,542

Total	4,644	4,104	3,968

Petrochemical sales by region
Spain	1,481	1,342	1,293
ABB	1,102	909	868
Rest of the World	2,061	1,853	1,807

Total	4,644	4,104	3,968

Repsol YPF produces, distributes and directly markets petrochemical products. With respect to a part of its portfolio of petrochemical products, Repsol YPF also acts through the following affiliated companies:

Europe and Rest of the World (RoW): (i) Polidux produces and markets styrene derivatives and propylene compounds, (ii) Repsol Polivar and Repsol Bronderslev produce PMMA (polymethyl methacrylate) products,

(iii) General Química focuses on the production of rubber chemicals, agrochemicals and organic dyes, and (iv) Dynasol (50% subsidiary of Repsol YPF) owns rubber production assets.

ABB (Argentina, Bolivia and Brazil): Profertil (a 50% subsidiary of Repsol YPF) produces urea and ammonia in Bahía Blanca (Argentina).

During the first quarter of 2005, Repsol YPF, pursuant to its strategy, sold its share in Petroken (50% subsidiary of Repsol YPF) and in PBB Polisur (28% subsidiary of Repsol YPF).

2.2.3.1	Basic Petrochemicals

Repsol YPF’s basic petrochemical production is focused on obtaining olefins and aromatics and has an annual capacity of 1,260 thousand tonnes of ethylene in olefins and 519 thousand tonnes of aromatics.

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

Repsol YPF’s sales of basic petrochemicals products in 2005 were 979 thousand tonnes, much greater than sales in 2004 due to the fact that it includes a whole year of sales from the Sines (Portugal) petrochemical complex. Accordingly, 253 thousand tonnes were sold in Spain, 168 thousand tonnes were sold in Argentina, Bolivia and Brazil and 558 thousand tonnes were sold in other markets.

2.2.3.2	Derivative Petrochemicals

Repsol YPF classifies its derivative petrochemicals products in three categories: polyolefins, intermediate products and industrial products.

Polyolefins include a wide variety of polymers which are produced principally in Spain at the Tarragona and Puertollano complexes and in Portugal at the Sines complex since November 30, 2004.

Intermediate products include a wide variety of petrochemical products, such as styrene, propylene oxide, glycols, polyols, acrylonitrile, rubber, pigments and organic dyes.

Industrial products include a varied group of feedstocks for chemical, industrial, manufacturing and agricultural activities. Industrial products are used in the production of, among other things, polymers, resins solvents, lubricant oils and detergents. Several examples of industrial products which Repsol YPF produces are benzene, toluene, xylenes, linear alkylbenzene, urea and methanol. Industrial products are produced in Argentina at the Ensenada, Bahía Blanca and Plaza Huincul facilities.

Derivative products allow for high integration, not only with basic petrochemicals, but also with upstream activities, as evidenced, for instance, by the integration of the ammonia/urea and methanol plants which use natural gas as raw material.

Derivative petrochemical products sales in 2005 were 3,665 thousand tonnes, of which 1,228 thousand tonnes were sold in Spain, 934 thousand tonnes in ABB and 1,503 thousand tonnes in other markets.

In 2004, Repsol YPF made investments in order to expand the capacity of the propylene oxide/styrene and derivative complex in Tarragona by 33%. This project shall be launched at the end of 2006. This complex uses state-of-the-art technology owned by Repsol YPF and available to only two other companies in the world. On November 30, 2004, the acquisition of Borealis Polímeros Limitada from Borealis A/S closed. The acquisition includes all the assets of the Sines complex in Portugal and reflects the strategy of strengthening the growth of strategic businesses (basic petrochemicals and polyolefins), increasing Repsol YPF’s presence in the markets on the Iberian Peninsula and Southern Europe, complementing the portfolio of products with new high value added applications and balancing the deficit of ethylene and propylene in Tarragona.

On February 14, 2005, Repsol YPF signed an agreement with the Dutch company Basell to purchase a 50% stake in Transformadora de Propileno A.I.E. The operation includes a 160,000 tonne per year polypropylene plant in the Tarragona Petrochemical Complex (Spain), in which Repsol YPF already held 50%. This operation has been approved by the competent authorities in Spain in September 2005. It has boosted Repsol YPF’s polypropylene production capacity by 15% and strengthened Repsol YPF’s polyolefin presence in Europe, representing a step forward in one of its strategic areas for growth.

Investments in 2005 have been principally directed to promote our growth strategy (the acquisition of a 50% interest in Transformadora de Propileno A.I.E. and the expansion of the capacity of the propylene oxide/styrene plant in Tarragona ), as well as the improvement and optimization of the recently acquired complex in Sines. In addition, investments have been made to improve our existing units, achieve minor capacity increases, improve product quality and improve safety and environmental standards.

2.2.4	Gas and Electricity

Gas and Electricity activities contributed 6.3% to Repsol YPF’s operating income in 2005, and 6.6% in 2004.

Repsol YPF is involved, directly or through its affiliates, in the natural gas and electricity sectors. In the natural gas sector, Repsol YPF is engaged in the supply, storage, transportation, distribution and marketing of natural gas in Spain, the distribution and marketing of natural gas in Italy, Argentina and Mexico and the distribution of natural gas in Brazil and Colombia. In the electricity sector, Repsol YPF is engaged in power generation in Spain, Puerto Rico and Argentina and marketing in Spain.

Since April 2002, from an operational point of view, the downstream business of Gas and Electricity (including electricity generation and natural gas distribution) has been integrated under Gas Natural whereas the upstream business of Gas and Electricity has remained under Repsol YPF.

Prior to May 2002, Repsol YPF had a 47.04% stake in Gas Natural and consolidated this interest using the global integration method. In May 2002, Repsol YPF sold 23% of Gas Natural. Since the date of that sale, Repsol YPF has consolidated its remaining interest in Gas Natural by the proportional integration method. See “—Natural Gas—Spain.”

In connection with the sale of 23% of Gas Natural, Repsol YPF and La Caixa d’Estalvis i Pensions de Barcelona amended their Agreement, dated January 11, 2000, with respect to Gas Natural through the execution of a Novation Agreement, further amended through the execution of two Addenda to the Novation Agreement, dated December 16, 2002 and June 20, 2003. The most significant aspects of these agreements with La Caixa are the following:

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

These agreements will remain effective for as long as both parties hold a minimum participation in Gas Natural of 15%.

See Section 3. “Operating and Financial Review and Prospects—Recent Developments—Gas Natural’s takeover bid for Endesa.”

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

Pursuant to the agreement, Gas Natural SDG and Repsol YPF will also develop in a coordinated manner diverse regasification plant projects where Gas Natural SDG will be the operator and the regasification rights will be allocated to the new joint venture. See “—Operations—Exploration and Production.”

The initial term of this collaboration agreement is 10 years.

2.2.4.1	Natural Gas

The table below shows Repsol YPF’s natural gas sales volumes by region in the last three years.

	2005	2004	2003
	(billions of cubic meters)
Natural gas sales by region(1)
Spain	23.36	20.99	20.34
America	8.59	7.92	7.15
Rest of the World	4.16	3.94	2.84

Total	36.11	32.85	30.34

(1)	Table includes 100% of sales volumes reported by Gas Natural, although Repsol YPF owned 30.85% of Gas Natural at December 31, 2005 and 2004 and 27.15% at December 31, 2003 and accounts for it using the proportional integration method under IFRS because, since January 1, 2002, Gas Natural reports 100% of the natural gas sales volumes of each of its consolidated subsidiaries, regardless of Gas Natural’s stake in such subsidiaries. Since 2004, natural gas sales in Spain have included LNG supplied to wholesale customers in Spain, whereas in prior years these sales were included within “Rest of the World”. Natural gas sales for 2003 have been restated in accordance with this criterion.

Argentina

Repsol YPF participates in the distribution of natural gas in Buenos Aires through Metrogas (a subsidiary of YPF) and Gas Natural BAN (a subsidiary of Gas Natural), which are two of the largest natural gas distributors in Argentina. Since January 1, 2002, Metrogas is accounted for under the equity method.

Gas Natural has a 72% participation in the Invergas consortium, which holds, together with Gas Natural SDG -Argentina, 70% of Gas Natural BAN. Gas Natural BAN, which distributes natural gas in northern Buenos Aires, is one of the main natural gas distributors in Argentina. In 2005, Gas Natural BAN sold approximately 2.45 billion cubic meters of natural gas to 1.3 million customers in Buenos Aires, as compared to 2.43 billion cubic meters to 1.3 million customers in 2004 and 2.49 billion cubic meters to 1.2 million customers in 2003.

Repsol YPF currently holds through its subsidiary YPF Inversora Energética, S.A. a 45.3% stake in Gas Argentino (“GASA”), which in turn holds a 70% stake in Metrogas, which is a natural gas distributor in southern Buenos Aires and one of the main distributors in Argentina. During 2005, Metrogas distributed approximately 7.67 billion cubic meters of natural gas to 2.0 million customers in comparison with approximately 7.82 billion cubic meters of natural gas distributed to 1.9 million customers in 2004. The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. Thus the decision was made on March 25, 2002 to suspend payment of principal and interest on its entire financial debt. From then on, Metrogas’ management has focused on an efficient and rational use of its cash flow in order to be able to comply with all of the legal requirements agreed with the Argentine government with respect to its services. After negotiating a restructuring of the outstanding debt with its creditors, GASA has reached and executed on December 7, 2005 an agreement (the Master Restructuring Agreement or MRA) with its creditors, by which they would exchange debt for equity in GASA and/or Metrogas. After this exchange, YPF Inversora Energética will hold a 31.7% stake in GASA. The agreement has been presented to the Argentine entities CNDC and ENARGAS and is subject to their approval as condition precedent to the closing of the MRA. At the same time, Metrogas has reached an agreement with its main creditors in order to restructure its financial debt and align its future financial commitments to the expected generation of funds. The main objective of the restructuring process is to modify certain terms and conditions included in the loan and negotiable agreements, by adjusting interest rates and the amortization period so as to align the cash flow required for repayment of the indebtedness with debt service capacity. Accordingly, on April 20, 2006, Metrogas entered into an out-of-court preventive agreement (“APE”) with creditors representing approximately 95% of its unsecured indebtedness which has become effective in May 2006.

Brazil

In Brazil, Gas Natural distributes natural gas in the metropolitan area and throughout the state of Rio de Janeiro. On April 26, 2000, Gas Natural was awarded a gas distribution concession in the state of São Paulo, which has an area of 53,000 km2 and a population of 2.5 million people. This concession enhances Gas Natural’s presence in Brazil, where Gas Natural started operations in July 1997 as operator for Companhia Distribuidora de Gas do Rio de Janeiro CEG and CEG RIO (formerly Riogás). In 2005, it sold approximately 3.72 billion cubic meters of natural gas to 0.7 million customers.

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

In November 2003, Gas Natural entered into a stock purchase agreement with Enron to acquire Enron’s 25.4% interest in Compañía Distribuidora de Gas do Río de Janeiro or CEG as well as its 33.8% interest in CEG RIO. This transaction was completed in July 2004, and it has increased Gas Natural’s interest in CEG to 54.2% and to 72.0% in CEG RIO. In July 2005, Petrobras exercised a call option over 12.4% of CEG RIO, which results in Gas Natural Holding 59.6% in that Company.

Colombia

Through Gas Natural ESP, Gas Natural distributes natural gas in the capital of Colombia, Santa Fé de Bogotá, and, after the acquisition of Gasoriente, in the eastern region of Colombia. Additionally, in 1998 a consortium in which Gas Natural participates obtained a concession to distribute natural gas in the Cundi-Boyacensean area, which is located northeast of Bogotá. In 2005, Gas Natural sold in Colombia approximately 0.96 billion cubic meters of natural gas to 1.6 million customers.

The agreement signed with Iberdrola increased Gas Natural’s interest in Gas Natural ESP to 59.1% from 44.3%. See “—Operations—Natural Gas—Brazil.”

Mexico

In March 1998, Gas Natural México was awarded a concession to distribute natural gas in Monterrey, which is one of the largest consumers of natural gas in Latin America with a total population of more than six million inhabitants. In addition to natural gas distribution in Monterrey, Gas Natural México currently distributes natural gas in the cities of Toluca, Nuevo Laredo and Saltillo. In 1998, Gas Natural México obtained the concession for distribution of natural gas in the state of Guanajuato, which has a population of more than two million people. In December 1999, Gas Natural México was awarded the concession for the distribution of natural gas in the El Bajío Norte region, which includes the states of Aguascalientes, Zacatecas and San Luis de Potosí that have a combined population of about two million people. With the acquisition of Metrogas in 2000, Gas Natural México now distributes gas in Mexico City. In 2005, Gas Natural México sold approximately 1.46 billion cubic meters of natural gas to 1.1 million customers, as compared to 1.45 billion cubic meters of natural gas to 1.1 million customers in 2004.

The agreement signed with Iberdrola reduced Gas Natural’s interest in Gas Natural México to 86.75% from 100%. See “—Operations—Natural Gas—Brazil.”

Spain

Gas Natural, in which Repsol YPF has a 30.85% interest, is Spain’s largest natural gas distributor in terms of revenues and volume. See “—Operations—Gas and Electricity.” Gas Natural’s main activity is the distribution of natural gas to the residential and commercial sector as well as the industrial and electricity sectors. It supplies natural gas to Madrid and Barcelona and, through its holdings in 10 regional distributors, to nearly all of Spain. Repsol YPF estimates that Gas Natural has an approximate market share of 54% of the Spanish market.

Enagas owns most of the gas transportation and storage infrastructure in Spain. In June 2002, pursuant to the limitations on ownership of Enagas imposed by Royal Decree Law 6/2000, which limits the participation of any one group to 35%, Gas Natural sold 59.1% of Enagas in a secondary public offering for approximately €917 million (thereby reducing its interest in Enagas to 40.9%) and granted the institutional underwriters of the offering the right to buy the additional 5.9% that made up the 65% interest that must be sold (a “green shoe” option). Repsol YPF’s share in the sale proceeds amounted to approximately €221 million, which represents capital gains of approximately €97 million. Pursuant to Law 62/2003, no person may own, directly or indirectly, more than 5% of Enagas’ capital stock. The law imposes a period of up to three years to dispose of such shares. See “—Regulation of the Petroleum Industry—Spain—Natural Gas System.” In 2004 and 2005, Gas Natural sold additional shares of Enagas and, as of December 31, 2005, Gas Natural’s interest in Enagas was 12.8%. As of March 31, 2006, Gas Natural’s interest in Enagas was 9.2%.

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

In 2005, Gas Natural sold approximately 23.36 billion cubic meters of natural gas to 5.1 million customers in Spain, as compared to 20.99 billion cubic meters to 4.8 million customers in 2004 and 18.87 billion cubic meters to 4.5 million customers in 2003. The 2005 and 2004 natural gas sales figure in Spain includes LNG supplied to wholesale customers in Spain, whereas in prior years such sales were included within the “Rest of the World” category. If LNG sales to wholesale customers in Spain in 2003 had been included in the “Spain” category, the 2003 natural gas sales figure in Spain would have been 20.34 billion cubic meters.

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

Pursuant to Royal Decree Law 6/2000, 25% of the natural gas supplied by Sonatrach was allocated for a period of three years (2001-2003) to natural gas commercializers for resale to consumers in the liberalized market. The remaining 75% was allocated to Enagas for its supply to distributors that resell natural gas to consumers at regulated tariffs. After this three-year period, the contract has been assigned on a preferential basis to Enagas, which supplies this natural gas first to consumers at regulated tariffs and sells any remainder in the open market. See “—Regulation of the Petroleum Industry—Spain—Natural Gas System.”

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

Puerto Rico

In October 2003, Gas Natural purchased Enron’s assets in EcoEléctrica. These assets, which were valued at US$179 million, include 47.5% of EcoEléctrica and 50% of the voting rights in this company, exclusive natural gas supply rights to the plant as well as a fuels operating and management agreement. This plant has a 540 MW combined-cycle generation plant and a regasification plant with a regasification capacity of 160,000 cubic meters per hour.

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

In 2005, Gas Natural sold in Italy approximately 1.24 billion cubic meters of natural gas to 0.3 million customers in Italy.

2.2.4.2	Electricity

Spain. Repsol YPF has a total installed capacity in cogeneration plants of 595 MW:

•	In 2003, Repsol YPF acquired Iberdrola’s 50% stake in PIESA and now holds 100% of PIESA. This company owns three co-generation facilities in Tarragona, La Coruña and Gajano (Santander) with a total capacity of 175 MW.

•	Another co-generation facility, with 90 MW of capacity, started operations at the petrochemical facilities in Tarragona.

•	330 MW already in existence at the refineries and petrochemical centers of Repsol YPF in Spain.

Repsol YPF also participates in three combined cycle power stations with an aggregate installed capacity of 3,600 MW:

•	Bahía de Bizkaia Electricidad, S.L. (BBE), where Repsol YPF has a 25% stake, is an 800 MW combined cycle plant (CCGT) in the port of Bilbao. Adjacent to this power plant is a regasification facility, Bahía de Bizkaia Gas, S.L. (BBG), in which Repsol YPF also participates with a 25% interest.

•	Through its interest in Gas Natural, San Roque and Sant Adriá del Besós, Repsol YPF participates in two 400 MW combined cycle plants (CCGT), located in Cádiz and Barcelona. Similarly through Gas Natural, in 2005 an 800 MW CCGT in La Rioja and a 1200 MW CCGT in Cartagena commenced operations. In Tarragona an 800 MW CCGT is under construction.

In 2004, Gas Natural acquired Banco Sabadell’s participation in wind farms, which represent an aggregate installed capacity of 138 MW (net capacity of 51 MW attributable to Gas Natural).

In April 2005, Gas Natural acquired DERSA, which is a company that also holds participations in wind farms in Spain with total installed capacity of 470 MW (net capacity of 228 MW attributable to Gas Natural) and 1,228 MW in new projects (net capacity of 1,020 MW attributable to Gas Natural).

Argentina-Generation. Repsol YPF participates in four power stations with an aggregate installed capacity of 1,685 MW:

•	A 45% stake in Central Térmica Tucumán (410 MW combined cycle),

•	A 45% stake in Central Térmica San Miguel de Tucumán (370 MW combined cycle),

•	A 50% stake in Filo Morado (63 MW), and

•	A 40% stake in Central Dock Sud (775 MW combined cycle and 67 MW gas turbines).

In 2005, these plants generated approximately 8,940 GWh in the aggregate.

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

Environmental factors are an important consideration in the planning, designing and operating of all Repsol YPF’s facilities. To ensure that Repsol YPF complies with all pertinent environmental principles, Repsol YPF created an Environmental Management System (EMS) in 1996. An Environmental Committee, which is formed by top management representatives from the operating areas, the Corporate Director for Resources and other Corporate Directors, formulates Repsol YPF’s environmental policy and coordinates its implementation among the operating areas. Under the EMS, the operating units must obtain an ISO 14001 Certification for their environmental management systems. At December 31, 2005, nine refineries, nine chemical plants, 19 Exploration and Production operations, geophysical operations in Argentina, 19 logistic terminals, 15 lubricants, asphalts and specialties factories and their corresponding distribution system, 24 marine supply facilities, 149 service stations, 11 LPG factories and two underground gas storage facilities covering almost all major industrial sites of Repsol YPF, were ISO 14001 certified.

Each of Repsol YPF’s operating units conduct significant programs to ensure that their operations are carried out in an environmentally acceptable manner. In 2005, 2004 and 2003, Repsol YPF spent €126.8 million, €100.9 million and €79.2 million, respectively, on environmental programs that included improving effluent treatment equipment, increasing the capacity and efficiency of sulfur recovery units at Repsol YPF’s refineries, energy saving and efficiency, reducing air emissions of pollutants from processing units, increasing the injection of produced water in upstream operations and reducing the release of volatile organic compounds during the storage and delivery of gasoline for motor vehicles from terminals to service stations. Because many environmental costs are inextricably intertwined with general operating costs at our facilities, some of our environmental and cost estimates are developed using the American Petroleum Institute guidelines with adjustments made to account for the characteristics and technical criteria of Repsol YPF.

Some of the most relevant issues that could affect Repsol YPF’s operations in the future relate to climate change, environmental quality of products, the Integrated Pollution Prevention and Control IPPC European Directive 96/61/EC, Royal Decree 430/2004 on limiting atmospheric emissions from Large Combustion Plants, Royal Decree 9/2005 on activities that are potentially soil-polluting as well as the environmental responsibility bill.

Regarding climate change issues, the Repsol YPF facilities affected by the European Directive for Trading of CO2 Emissions (2003/803/CE) applied for and obtained the corresponding emission permits according to the requirements of Law 1/2005. All of the plants successfully passed the emission verification exercise because their reports were validated in February 2006.

On the other hand, the Carbon Management Plan, approved at the end of 2004, was carried out successfully in 2005, and Repsol YPF achieved milestones in the three fundamental areas defined in the plan: global and joint action in the carbon market, intensification of the search for reduction opportunities through Clean Development Mechanism projects and the creation of measures to achieve energy efficiency and savings additional to those that have been implemented over the last few years.

In 2005, Repsol YPF continued to make investments in order to comply with the new specifications for gasoline and gas oil that resulted from Directive 2003/17/CE (which came into force in Spain on December 15, 2003 pursuant to Royal Decree 1700/2003) and Directive 2003/30/CE regarding the use of biofuels and other renewable fuels for transportation in Spain and Resolution Secretary of Energy (SE) 398 and 324/2003 annex I, in Argentina. Repsol YPF invested €186.2 million in 2005 to improve and construct new units in its refineries in order to comply with fuel specifications and expects to make additional investments in its industrial plants in Spain and Argentina in the following years.

As for the 96/61/CE IPPC (Integrated Pollution Prevention and Control) Directive, the facilities affected by this law will have to obtain the Comprehensive Environmental Authorization in 2007. Repsol YPF also intends to take any actions in the industrial sites covered or affected by the Directive. While we cannot at this time estimate the total costs Repsol YPF will incur to comply with the IPPC Directive, the actions required to be taken are extensive and additional expenditures may be required.

In accordance with Royal Decree 9/2005 regarding activities capable of polluting the soil which was approved in January 2005, all of the producing centers in Spain have begun working on the preliminary report, which, according to the cited rule, should be presented before January of 2007.

Finally, the Spanish Department of the Environment is working on a bill that they hope will be approved in 2006, which shall implement the European Directive regarding environmental responsibility. In such law, the holders of the designated installations will be obligated to provide guarantees in order to carry out their activities.

United States. Laws and regulations relating to health and environmental quality in the United States affect nearly all of YPF Holdings’ (a subsidiary of YPF) operations in the United States.

In connection with the sale of Diamond Shamrock Chemicals Company (“Chemicals”) to a subsidiary of Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus Energy Corporation (“Maxus”) agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business and activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs.

See Section 6. “Financial Information—Legal Proceedings” for a discussion relating to certain legal proceedings and regulatory developments in respect of certain plant sites of Repsol YPF and its affiliates and third party sites.

The environmental policy of Tierra Solutions Inc. (“Tierra”) is the result of the alleged obligations of Maxus, as described in the previous sections, as a consequence of actions or facts occurred in the decades of the 1940s and 1970s and attributed to Maxus by the predecessor companies of Chemicals. Notwithstanding those actions and existing liabilities relating thereto, at the present time, with respect to the present operations of the affiliates of YPF Holdings, no violations of or conflicts with effective environmental legislation in the U.S. have been detected.

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

A company is considered a “dominant operator” when it has, as a group, a market share equal or superior to a 10% of the market in which it is operating.

A company is considered a “main operator” when it is among the five Companies with greater market share in any of the different energy sectors defined by the Law.

The definition of “main operator” is important because it affects the limitations on the exercise of voting rights and the appointing of members of the administrative body in more than one main operator in the fuel production and distribution, liquid petroleum gas production and supply and natural gas production and supply markets, which were established in Royal Decree-Law 6/2000. In this context, main operator is understood to mean the companies that hold the five highest shares of the market in question.

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

Regarding the “dominant operator”, the Law, so far, has no established limitations in connection with the Petroleum industry. So far, being a “dominant operator” only implies some limitation or additional liabilities in the Electricity sector.

Law 55/1999 contains special provisions with respect to the so-called “golden energy share.” Law 55/1999 establishes that shareholdings of at least 3% of the capital stock of energy companies such as Repsol YPF by government entities or other entities that are majority owned or controlled by government entities must be notified to the Administration. The Council of Ministers has two months from such notification to decide whether to allow the exercise of the rights corresponding to those shares or subject the exercise of such rights to certain conditions pursuant to, among other things, the principles of objectivity, transparency, equilibrium and proper operation of the energy markets and systems. Until the Council of Ministers makes its decision, either through silence or an express resolution, the entities in question may not exercise the voting rights corresponding to their shareholdings.

Royal Decree-Law 4/2006 expanded the functions of the Spanish National Energy Commission (“Comisión Nacional de Energía”). Under Royal Decree-Law 4/2006, prior administrative authorization must be sought for certain acquisitions or investments in companies that engage in regulated activities or activities that, although not regulated in the strict sense, are subject to significant oversight by administrative bodies in Spain. In light of the fact that to date the Spanish National Energy Commission has not published guidance on how it will apply Royal Decree-Law 4/2006, the extent to which Royal Decree-Law 4/2006 applies to, and the impact such Decree-Law might have on, Repsol YPF and its affiliates is unclear. There is no precedent of a decision of the Spanish National Energy Commission relating to the application of Royal Decree-Law 4/2006 to companies in the liquid hydrocarbons sector.

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

CLH Property. Pursuant to Royal Decree Law 6/2000, no person may hold, directly or indirectly, ownership of more than 25% of the capital stock of CLH Royal Decree Law 6/2000 further provides that the aggregate direct or indirect ownership interest in CLH of entities with refining capacity in Spain may not exceed 45% of CLH’s capital. The political and voting rights of stock held in excess of 25% interest are suspended. In 2002 and 2003, Repsol YPF and other entities with refining capacity in Spain sold part of their interest in CLH, and Repsol YPF’s ownership interest in CLH no longer exceeds the 25% limit. The impact on the Group’s 2002 operating income resulting from the reduction of Repsol YPF’s ownership in CLH amounted to €173 million.

Technical Specifications of Biofuels. Royal Decree 61/2006, establishes the specifications for gasoline, gas-oil, fuel-oil and liquid petroleum gas and the use of biocarbons.

The aforementioned Royal Decree establishes the new technical specifications for petroleum derivatives and, in particular, the maximum sulfur content from January 1, 2009 in gasoline and automotive diesel (Class A), and from January 1, 2008 for agricultural and maritime diesel (Class B) and heating fuel oil (Class C). In addition, the technical specifications for biocarbons that result from the addition of ethanol into gasoline and biofuels into automotive diesel were also established.

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

Currently, the maximum pre-tax retail price for LPG bottled in containers with a capacity of eight kilograms or more is determined in January, April, July and October of each year using the formula contained in Order ITC/2745/2005, of July 28, which determination takes into account average international prices over the six prior months plus mark-up costs. The Order fixed the maximum mark-up costs at 0.353643 euro per kilogram and authorized the Ministry of the Economy to update the maximum annually in light of foreseeable changes in the sector’s costs and productivity.

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

The system’s technical manager is the carrier that owns most of the basic natural gas network facilities. The technical manager is responsible for the technical management of the basic network and the secondary carrier network and guarantees the continuity and safety of the supply and appropriate coordination among access points, storage facilities, transportation and distribution. Enagas, S.A. performs the role of technical manager of the system. Royal Decree-Law 6/2000 provided that no entity may own, directly or indirectly, more than 35% of the capital stock of Enagas. In June 2002, Gas Natural sold 59.1% of Enagas in a secondary public offering. The impact on the Group’s operating income was a reduction of €23 million. See Section 3. “Operating and Financial Review and Prospects—Results of Operations by Business Segment—Gas and Electricity.” Pursuant to Law 62/2003, no entity may own, directly or indirectly, more than 5% of the capital stock of Enagas, S.A. The voting rights and rights to determine Enagas’ policy of stock held in excess of the 5% cap will be suspended.

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

Under the scope of Royal Decree 949/2001, which implemented criteria and principles related to compensation for regulated activities, the Ministry of the Economy has issued different ministerial orders that establish the compensation for the various regulated activities, as well as tariffs, tolls and royalties payable in respect of the regulated activities of transportation and distribution. Today, following the implementation of Law 24/2005, the Ministry of the Economy establishes the fixed tariffs, tolls and royalties, which are the same throughout Spain and are considered as maximum prices.

The sales price for natural gas in the regulated market is based, among other factors, on:

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

Currently, the sales price for natural gas in the regulated market, tolls and royalties related to third party access to natural gas facilities and compensation for regulated activities are contained in the following Ministerial Orders: Order ITC 3655/2005, Order ITC/4099/2005, Order ITC/4101/2005 and Order ITC/4100/2005.

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

The Commission made its final decision accepting the commitments offered by Repsol YPF. Repsol Comercial de Productos Petrolíferos (RCPP) will allow all service stations with which it has signed long-term supply contracts to terminate these contracts, subject to compensation. The mechanism to calculate the compensation has been designed so as to give a financial incentive to stations to end their long-term contracts. Furthermore, RCPP will not sign any new exclusive supply contracts with a duration exceeding five years. RCPP will also abstain from purchasing stations that it does not supply. Finally, RCPP will ensure complete freedom to service stations in its network to offer discounts on the retail price.

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

The European Commission has launched an extensive investigation into several markets related to tire manufacturing services. Towards the end of 2002, General Química S.A., Repsol YPF’s subsidiary which produces rubber chemicals and rubber additives, such as many other companies in Europe and the United States, was investigated in the context of an antitrust investigation. This investigation resulted in a decision by which a €3.38 million fine was imposed on General Química, S.A. and jointly and severally on Repsol Química, S.A. and Repsol YPF. This decision has been appealed before the First Instance Court of the EU whose ruling is still pending.

Around the same time, Repsol YPF Lubricantes y Especialidades S.A., Repsol YPF’s subsidiary that produces, among other products, bitumen, was also investigated by the European Union in another antitrust investigation, together with other companies. On March 25, 2003, the European Commission visited several European producers under an investigation of the hydrogen peroxide, plastic softening agents, solvents and methacrylates markets. Repsol YPF was not among the companies that were investigated but has collaborated by providing the Commission, since 2003, with answers to its questions related to the acrylates market.

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

In October 1994, the national constitution was amended. Article 124 establishes that natural resources existing within any province’s territory are property of such province. Article 75 of the national constitution allows Congress to enact laws to develop mineral resources existing within the national territory. The governments of the provinces, in which the mineral and hydrocarbon reservoirs are located, will be responsible for carrying out these laws. Legislators have submitted to Congress new drafts of the Hydrocarbons Law. These drafts establish the provinces’ ownership of the hydrocarbon reservoirs in accordance with Article 124. This notwithstanding, the enactment of the reforms is still pending.

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

•	Conversion into pesos at an exchange rate of Ps.1.00 = US$1.00 of all obligations outstanding among private parties at January 6, 2002 that are governed by Argentine law and payable in foreign currency. The obligations so converted into pesos will be adjusted through the CER index, as explained above. In the case of non-financial obligations, if as a result of the mandatory conversion into pesos the resulting intrinsic value of the goods or services that are the object of the obligation are higher or lower than its price expressed in pesos, then either party may request an equitable adjustment of the price. If they cannot agree on such equitable price adjustment, either party may resort to the courts. Decree No. 689/02 established an exception to the Public Emergency and Foreign Exchange System Reform Law and Regulations and provides that the prices of long-term natural gas sale and transportation agreements executed before the enactment of the Decree and denominated in US dollars will not be converted into pesos (Ps.1 = US$1) when the natural gas is exported to third countries.

•	Conversion into pesos at an exchange rate of Ps.1.00 = US$1.00 of all tariffs of public services and the imposition of a period of renegotiation with the governmental authorities thereafter.

•	Imposition of customs duties on the export of hydrocarbons with instructions to the executive branch of the Argentine government to set the applicable rate thereof. Executive Decrees No. 310/2002 and No. 809/2002 (as amended by resolutions 335/04, 336/04 and 337/04 issued by the Ministry of Economy and Production) imposed certain customs duties on crude oil, LPG, gasoline, diesel and certain refined products exports. On May 26, 2004, through the issuance of Decree No. 645/04, an export duty on the export of natural gas and LNG was established at a rate of 20%. Moreover, on August 4, 2004, the Ministry of Economy and Production issued resolution 532/04 establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. See “—Regulation of the Petroleum Industry—Argentina—Taxation.”

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

If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder may obtain an exclusive concession for the production and development of this oil and gas. A production concession gives the holder the exclusive right to produce oil and gas from the area covered by the concession for a term of 25 years (plus, in certain cases, a part of the unexpired portion of the underlying exploration permit). The term may be extended for an additional 10 years by application to the executive branch. A production concession also confers on the holder the right to conduct all activities necessary or appropriate for the production of oil and gas, provided that such activities do not interfere with the activities of other holders of exploration permits and production concessions. A production concession entitles the holder to obtain a transportation concession for the oil and gas produced. See “—Regulation of the Petroleum Industry—Argentina—Transportation.”

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

Argentine law restricts the ability of non-Argentine companies to own real estate, oil concessions or mineral rights located within, or with respect to areas defined as, security zones (principally border areas). Prior approval of the Argentine government may be required:

•	for non-Argentine shareholders to acquire control of YPF, or

•	if and when the majority of the shares of YPF belong to non-Argentine shareholders, for any additional acquisition of real estate, mineral rights, oil or other Argentine government concessions located within, or with respect to, security zones. Because approval of Class A shares is required for a change in control of YPF under its Bylaws, and approval of the executive branch or provincial governments is required for the grant or transfer of oil concessions, Repsol YPF believes that possible additional requirements under the security zone legislation will not have a significant impact on its operations.

2.3.2.4	Natural Gas

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

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Secretary of Energy for oil and petroleum products pipelines and by ENARGAS for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. The Privatization Law granted YPF a 35–year transportation concession with respect to the pipelines operated by YPF at that time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime under the Natural Gas Law.

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

The Hydrocarbons Law authorizes the executive branch to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the executive branch finds domestic production to be insufficient to satisfy domestic demand. If the executive branch restricts the export of oil and petroleum products or the free disposition of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price:

•	in the case of crude oil and petroleum products, not lower than that of similar imported crude oil and petroleum products; and

•	in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, 34 API.

Resolution No. 85/2003 of the Secretary of Energy ratified the agreement signed by crude oil producers, including YPF, and refiners for the stability of the price of crude oil, gasoline and gas oil. This agreement provides that during the first quarter of 2003, the crude oil forwarded to refineries by producers will be invoiced and paid based on a WTI crude oil reference price of US$28.50 per barrel. The difference between this reference price and the actual WTI crude oil price will be assigned to an “adjustment of price account” and the producer will receive the difference between the reference price and the actual WTI price from the moment the actual WTI price falls below the reference price. The amounts assigned to the adjustment of price account will yield an annual interest rate equal to the higher of (i) LIBOR plus 2% or (ii) 8% per year. Crude oil sale agreements effective or entered into between January and March 2003 are to incorporate an additional clause reflecting this mechanism. This clause will be reviewed on a monthly basis and may be terminated by any party if (i) the peso exchange rate depreciates below Ps.3.65 = US$1 (Banco de la Nación Argentina seller quotation), (ii) WTI crude oil prices exceed US$35 per barrel for 10 consecutive quotation days, (iii) WTI crude oil prices fall below US$22 per barrel for 10 consecutive quotation days or (iv) taxes and/or export duties applicable to oil producers are increased. At present, the crude oil supplied by producers such as YPF to local refineries is invoiced taking into account the effect of the custom duties on the export of crude oil over the actual WTI prices.

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

The Department of National Energy passed a series of resolutions which affect the fuel market, in particular: Resolution SE No. 1102/04 which established the register for outlets of liquid fuels, own consumption, storage, distributors and sellers of fuel and bulk hydrocarbons and compressed natural gas; Resolution SE No. 1104/2004 which established an information component for wholesale prices as an integral part of the federal information system for fuels as well as a means of communication of quantities sold by producers and sellers of fuels; Resolution SE 1834/79 which obligates the operators of service stations and/or outlets and/or consumers of liquid fuels and hydrocarbons which have requested supply but were not supplied to inform the Energy Department about this situation; Resolution SE 1879/05 which provides that fuel refining companies which have registered with the Energy Department and which have contracts which provide for some type of exclusivity between the refining company and the fuel outlet must ensure a continuous, steady, regular and non-discriminatory supply to the market allowing the outlet to procure the products form a different source at the cost of the refining company in case of extra costs; and Resolution 1869/04 which re-establishes the register for gas oil and crude oil export businesses and obligates the producers, sellers, refining companies and any other agency which intends to export gas oil or crude oil to register such transaction and to show that the internal demand has been satisfied and that it has offered the product for export.

In January 2004, Decree No. 180/04 created the Gas Electronic Market for the trade of daily spot sales of gas and secondary market of transportation and distribution services and established information duties for buyers and sellers of natural gas in relation to their respective commercial operations, required as a condition to be authorized to inject into, and transport through the transportation systems any volumes of natural gas (further regulated by Resolution No. 1146/04 issued on November 9, 2004 and Resolution No. 882/2005 issued by the Secretary of Energy ). According to Decree No. 180/04, all daily spot sales of natural gas must be traded within the Gas Electronic Market.

In January 2004, executive decree No. 181/04 authorized the Department of Energy to negotiate with producers a pricing mechanism for natural gas supplied to industries and electric generation companies. Domestic market prices at the retail market level were excluded from these negotiations. On April 2, 2004, the Department of Energy and gas producers signed an agreement which was ratified by Resolution No. 208/04 issued by the Ministry of Federal Planning, Public Investment and Services. The aim of the agreement is the implementation of a scheme for the normalization of the natural gas price. The main aspects of the agreement are as follows: i) initially price adjustments are applied exclusively to gas supplied by producers to industrial users, new direct consumers and electricity generators (to the extent that electricity is destined for the domestic market); ii) prices are adjusted as of May 10, 2004; and iii) the Secretary of Energy will implement in the future a progressive scheme for the normalization of the price of natural gas destined to residential users and small commercial users.

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

In June 2004, the Department of Energy issued Resolution No. 659/04 removing the limit on natural gas exports authorizations (based on comparison of export volumes in 2004 with export volumes in 2003) established by Regulation 27/04. In addition, Resolution 659/04 established a new program for the adequate supply of natural gas to the domestic market (which substitutes the program created by Regulation No. 27/04). Under Resolution No. 659/04 (amended by Resolution No. 1681/04), natural gas exports may be affected due to shortages of natural gas in the domestic market, since exporting producers may be required to deliver to the domestic market additional volumes of natural gas which are not contractually committed by such producers in order to cover the internal demand of natural gas (additional injection requirements). The export of natural gas under export permits previously granted to producers is conditioned to the fulfillment of the additional injection requirements imposed over exporting producers by governmental authorities. Such program was further amended and complemented by Resolution No. 752/04 issued by the Department of Energy in May 2005, which impaired the conditions for exporting producers for exporting natural gas, and created a mechanism under which the Department of Energy may require from exporting producers the injection of additional volumes for domestic consumers during a seasonal period (Permanent Additional Injection), such volumes of natural gas are also not committed by the exporting producers. Based on the provisions of regulation No. 27/04, Resolution No. 659/04 and Resolution No. 752/04, the Department of Energy and/or the Sub-Department for Fuels have instructed YPF to re direct natural gas export volumes to the internal market affecting natural gas exports. YPF has challenged the validity of the aforementioned regulations and resolutions, and has asserted the occurrence of a Force Majeure event under the corresponding natural gas purchase and sales agreements. The counterparties to such agreements have rejected such assertion.

Resolution No. 752/04, also established a mechanism (further regulated by Resolutions No. 2020/05 and 257/06) under which industrial and commercial consumers, above certain consumption levels, that previously purchased natural gas from distributors, to purchase gas directly from the producers. According to such resolution, as of certain dates distributors were no longer able to supply gas to such industrial and commercial consumers, and such consumers could require the producers to transfer their natural gas supply commitments with distributors. Likewise, Resolutions No. 752/05 establishes (i) a special market, open and anonymous, for compressed natural gas stations to purchase natural gas under regulated commercial conditions, the demand requirements of which are ensured by the Department of Energy with Permanent Additional Injection required from exporting producers, and (ii) a mechanism of standardized irrevocable offers for electric power generators and industrial and commercial consumers to obtain supply of natural gas, the satisfaction of which is also ensured by the Department of Energy with Permanent Additional Injection required from exporting producers.

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

On June 16, 1999, the Argentine Ministry of Economy and Public Works delivered a letter to Repsol YPF setting forth a series of obligations that Repsol YPF would be required to assume in the event that Repsol YPF acquires a majority of the share capital of YPF. Repsol YPF has, in a letter dated June 17, 1999, accepted the Ministry’s requirements, which are described below:

•	Repsol YPF must instruct YPF not to renew specified contracts under which YPF purchases natural gas. Repsol YPF estimates that these contracts accounted for approximately 15% of the natural gas sold in Argentina by YPF and Repsol YPF in 1998.

•	By January 1, 2001, Repsol YPF was required to divest itself of Argentine refining capacity equal to 4% of total Argentine installed capacity at December 31, 1998 and of a number of service stations that account for a sales volume equivalent to that of Eg3 in 1998. Both of these requirements were satisfied through the swap agreement with Petrobras. In addition to Eg3, the swap agreement encompasses other assets located in Argentina. Repsol YPF received assets in Brazil valued at approximately US$559 million. See “—Operations—Refining and Marketing.”

•	Until the gas contracts referred to above have expired, Repsol YPF may not participate in any new electricity generation project.

•	Repsol YPF must eliminate from YPF’s LPG export contracts any provision prohibiting reimportation by the buyer.

•	By December 1, 2002, Repsol YPF must reduce its share of the Argentine retail LPG market by 4%. Repsol YPF estimates that the combined Repsol YPF/YPF share of this market was approximately 38% at December 31, 1998.

•	During the period until December 1, 2002, Repsol YPF must pass on in the form of price reductions any benefits resulting from economies of scale in its Argentine LPG operations resulting from the YPF acquisition. Repsol YPF believes that these benefits consisted mainly of cost reductions, which could be passed directly to consumers.

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

(2) The block of service stations and refining capacity to be sold must correspond to an equivalent of Repsol YPF’s share of the relevant geographical and product markets prior to its acquisition of YPF in 1999. The sale of the block of service stations must keep Repsol YPF’s market share at YPF’s pre- acquisition market share levels. Repsol YPF must transfer refining capacity sufficient to permit adequate supply of the block of service stations transferred.

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

On December 27, 2002, the government issued Decree No. 2703/02, effective as of January 1, 2003, setting forth a minimum repatriation limit of 30% with respect to proceeds from the export of hydrocarbons and by-products and leaving the remaining portion freely disposable. However, when referring to the minimum repatriation limit of 30%, the decree only mentions the foreign exchange proceeds from freely disposable exports of crude oil and its by-products. Although the recitals and the first part of Section 1 of Decree No. 2703/02 mention natural gas and LPG as covered by this regime, there are no express references to natural gas or LPG in the rest of Section 1. However, taking into account the rights granted by Decree No. 1589/89, YPF applies this regime to the export of crude oil, LPG and natural gas. It is worth noting that the recitals of Decree No. 2703/02 restate the interpretation maintained by the Attorney General in the sense that Decree No. 1589/89 has been repealed by Decree Nos. 530/91 and 1606/01. This interpretation prompted the filing of the above mentioned declaratory judgment action. Moreover, since Decree No. 2703/02 is effective as from January 1, 2003, and, in light of the Attorney General’s opinion, it is unclear whether hydrocarbon exporters would be required to repatriate the total amount of their 2002 export proceeds or whether the existing hydrocarbons regulatory framework will prevail, YPF has expanded the object of the declaratory judgment action before the federal court to request that the judge expressly state that Decree No. 530/91 did not derogate Decree No. 1589/89 and, thus, that the right of free disposal of export receivables was effective between issuance of Decree No. 1606/01 and Decree 2703/02. On December 1, 2003, the National Administrative Court of Appeals decided that the issuance of Decree No. 2703/02, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available to oil and gas companies during the period between the issuance of Decree No. 1606/01 and the issuance of Decree 2703/02. On February 6, 2004, the Court of Appeals dismissed YPF’s motion for clarification, indicating that the regulations included in Decree 2703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF’s access to foreign exchange proceeds, as described above. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court challenging the December 1, 2003 decision of the Court of Appeals and requesting the restatement of the injunction against the Central Bank and the Ministry of Economy. The Federal Court of Appeals dismissed the extraordinary appeal. However, the Court of First Instance hearing the case considered that the lawsuit has an economic nature. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from hydrocarbon exports, it was deemed advisable to abandon the suit as a procedural strategy. Should the Central Bank eventually request the conversion of the foreign currency proceeds derived from hydrocarbon exports made from the issuance of Decree 1606/01 to the date on which Decree 2703/02 became effective, YPF may challenge such decisions or proceedings through administrative appeals procedures, as well as request precautionary measures within the frame of other judicial proceedings. See Section 6. “Financial Information—Legal Proceedings—Argentina.”

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

There are several classes of property which Repsol YPF does not own in fee. Repsol YPF’s petroleum exploration and production rights are in general based on sovereign grants of a concession. Upon the expiration of the concession, the exploration and production assets of Repsol YPF associated with a particular property subject to the relevant concession revert to the sovereign. In addition, at December 31, 2005, Repsol YPF leased 2,336 service stations to third parties, 1,903 of which were located in Spain and 25 in Argentina, and 3,168 service stations are owned by third parties and operated under a supply contract with Repsol YPF for the distribution of Repsol YPF products, of which 759 were located in Spain and 1,644 in Argentina.

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

•	Insurance Unit, which is charged with (i) reviewing and assessing accidental risks that may affect the assets and activities of the group, (ii) determining the most efficient policy to finance these risks by the best possible combination of self-insurance and transfer of risk, (iii) implementing such insurance as may be deemed advisable in each case and (iv) negotiating the compensations for insured accidents.

•	Central Credit Risk Unit, which is charged with (i) reviewing and controlling the credit risk stemming from commercial relations with third parties as a result of the activities of the Group, (ii) proposing risk policies and counterparty risk limits and (iii) determining allowance criteria—application of allowance for insolvency, refinancing and actions for the recovery of debts.

•	Environment and Safety Unit, whose purpose is to establish the Group’s courses of action in all its associated fields and create the basic conditions for their consistent application to all business units. To that end, it proposes policies, strategies and corporate regulations, defines and sets environmental, safety and quality management systems of the Group and promotes and coordinates their execution. It is also responsible for providing guidance, coordination, follow-up and advice to business units in their actions, while the business units retain responsibility for their own management and performance in those fields.

•	Corporate Reputation Unit, which is responsible for directing and coordinating management activities with the organization units involved and assessing all corporate reputational values and risks in line with the guidelines and policies of the Corporate Reputation Committee and the Corporate Division of Communication and Head of the Chairman’s Office to guarantee that Repsol YPF’s corporate reputation model and strategy are followed.

•	Financial Reporting Internal Control Unit, responsible for monitoring and management of the internal economic and financial reporting control system, currently being introduced to comply with the requirements of section 404 of the Sarbanes-Oxley Act.

•	Reserves Control Unit, which aims to make sure that the estimates of Repsol YPF proved reserves comply with prevailing legislation on the different securities markets on which Repsol YPF is listed. It also makes internal audits of reserves, coordinates certification of reserves by external auditors and assesses the quality controls on reserve reporting, making the appropriate suggestions within a process of continuous improvement and application of best practices.

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

3.	Operating and Financial Review and Prospects

You should read the information in this section together with the Consolidated Financial Statements and the related notes included in this annual report. Repsol YPF prepares its consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See Note 42 to the Consolidated Financial Statements.

3.1	Factors Affecting Repsol YPF’s Consolidated Results of Operations

3.1.1	Main Factors

Crude Oil and Natural Gas Prices. Changes in crude oil and natural gas international benchmark prices and natural gas regional prices, significantly affect Repsol YPF’s earnings. In 2005, exploration and production activities represented approximately 53% of Repsol YPF’s operating income, compared to 65% in 2004. Higher crude oil and natural gas prices have a positive effect on Repsol YPF’s results of operations as our upstream exploration and production businesses benefit from the resulting increases in prices realized from production. Lower crude oil and natural gas prices have a negative effect on the results of exploration and production by reducing the economic recoverability of discovered reserves and the prices realized from production. See Section 9. “Quantitative and Qualitative Disclosure About Market Risk.”

Per barrel Brent crude oil benchmark prices averaged US$54.52 in 2005 and US$38.27 in 2004. Political developments throughout the world (especially in the Middle East), the outcome of meetings of the Organization of the Petroleum Exporting Countries (OPEC) as well as significant conflicts, like Iraq, can particularly affect world oil supply and oil prices. Per million Btu Henry Hub natural gas benchmark prices averaged US$9.02 in 2005 and US$6.18 in 2004 and, per thousand standard cubic feet, Repsol YPF’s realization price for natural gas sales in Argentina averaged US$1.34 in 2005 and US$1.07 in 2004.

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

Natural Gas market in Spain. The natural gas market in Spain has been progressively liberalized. Natural gas prices in the regulated market are subject to a system of price ceilings, which determines maximum prices of natural gas mainly on the basis of the cost of raw materials and transmission and distribution costs. See Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas System.”

The Spanish market for gas activities is becoming increasingly competitive. Since October 1999, the Spanish government has granted operating licenses for natural gas marketing to more than 30 new competitors of Repsol YPF. Law 34/1998 also established third-party access rights for “qualified consumers”, sellers and transporters to use Enagas’ and Gas Natural’s facilities for the receipt, storage and transportation of natural gas on a nondiscriminatory and transparent basis, subject to tariffs that receive regulatory approval. Royal Decree Laws 6/1999 and 6/2000 have accelerated the entry of new competitors into the Spanish natural gas distribution and supply markets, by reducing the minimum consumption standard that consumers must meet to become “qualified consumers” and, thus, be able to freely choose their natural gas supplier. These consumption standards have been gradually eliminated and, since January 1, 2003, all consumers may freely choose a supplier. During 2005, sales in this liberalized market were approximately 27 billion cubic meters, representing approximately 83% of total natural gas sales in Spain. See Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas System.”

Exchange rates: Repsol YPF faces exchange rate risk because the revenues and cash receipts it receives from sales of crude oil, natural gas and refined products are generally denominated in U.S. dollars or influenced by the U.S. dollar exchange rate, while a significant portion of Repsol YPF’s expenses are denominated in the local currency of the countries where it operates, principally the euro and the Argentine peso. While an increase in the value of the U.S. dollar against these currencies tends to increase Repsol YPF’s net income, such an increase would also increase the value of Repsol YPF’s debt as the majority of its debt is denominated in U.S. dollars (either directly or synthetically through currency forward contracts). By contrast, a decrease in the value of the U.S. dollar against these currencies tends to decrease Repsol YPF’s net income and reduce the value of its debt. In addition, Repsol YPF publishes its financial statements in euro by translating assets and liabilities expressed in currencies other than euro at period-end exchange rates and revenues and expenses expressed in currencies other than the euro at average exchange rates for the period. Therefore, fluctuations in the exchange rates used to translate these currencies into euro could have a material adverse effect on Repsol YPF’s financial statements expressed in euro.

Prices for LPG in Spain. Prices for LPG in Spain are subject to maximum selling price formulas which are established by the Spanish government. Prices of bottled LPG supplies of more than 8 kg and supplies of channeled LPG, both to the end user and to companies that distribute piped gas, are regulated. For bottled LPG, the Ministry of Industry, by Order ITC/2475/2005 of July 28, 2005, modified the calculation periods for the determination of the term of raw material for the maximum prices of bottled LPG, changing the period to be considered for the determination of the average quotes, freight charges and exchange rates from 12 months preceding the determination to six months preceding the determination. This Order also modified the validity periods from semiannually to quarterly, with updates in the months of January, April, July and October. Finally, this order updates commercialization costs, establishing a value of €0.354643/kg against the €0.317624/kg that was in effect until July 28, 2005. During 2005, there were no changes in the formulas that determine the maximum prices of piped gas. See Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Liquid Petroleum Gas.”

3.1.2	Critical Accounting Policies

3.1.2.1	Basis of Presentation of the Consolidated Financial Statements

Repsol YPF prepares its consolidated financial statements from its accounting records and those of the companies composing the Repsol YPF Group, which are presented in accordance with current legislation, the Spanish Corporations Law, IFRS and consolidation regulations.

The primary financial statements of Repsol YPF are those presented under IFRS. Such standards differ in certain material aspects from U.S. GAAP. Differences between IFRS and U.S. GAAP and their effect on consolidated net income for each of the years 2005 and 2004 and on consolidated shareholders’ equity as of December 31, 2005 and 2004, are presented in Note 42 to the Consolidated Financial Statements.

The preparation of the financial statements in conformity with IFRS as well as the additional note on differences between IFRS and U.S. GAAP and other required disclosures, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.1.2.2	Critical Accounting Policies relating to the Primary Financial Statements

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

Certain accounting estimates are considered to be critical if a) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and b) the impact of the estimates and assumptions on Repsol YPF’s financial condition or operating performance is material.

The accounting principles and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are: (i) oil and natural gas reserves; (ii) the impairment test for goodwill arising in business combinations; (iii) provisions for contingencies and environmental liabilities and (iv) income tax computation and deferred tax assets. The following summary provides further information about the critical accounting policies and the judgments that are made in the application of those policies. However, the accounting policies discussed below do not purport to be an exhaustive discussion of the uncertainties in the Group’s financial results that may occur from the application of all of Repsol YPF’s accounting policies. Materially different financial results might occur in the application of other accounting policies as well.

Oil and gas reserves

The estimation of oil and gas reserves is an integral part of the decision making process about oil and gas assets, such as whether development should proceed or enhanced recovery methods should be implemented. As further explained below, oil and gas reserve quantities are used for calculating depreciation of the related oil and gas assets using the unit-of-production rates and also for evaluating the impairment of our investments in upstream assets.

Repsol YPF prepares its assumptions and estimates regarding oil and gas reserves taking into consideration the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the U.S. Financial Accounting Standards Board. In accordance with these rules, proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date on which the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Estimates of proved reserves only include volumes for which access to markets is assured with reasonable certainty. In order to estimate its proved reserves, Repsol YPF prepares internal studies and uses, to a certain extent, reports of independent engineers. The internal process for the estimation of proved reserves is internally audited by senior level geoscience and engineering professionals with significant technical experience, integrated in the Reserves Control Group. Although we are reasonably certain that the proved reserves will be produced, the timing and amount ultimately recovered might be affected by a number of factors, including completion of development projects, actual reservoir performance and significant changes in long-term oil and gas price levels. Proved reserve estimates are therefore subject to future revisions (either upward or downward) based on new information which becomes available, such as from development drilling and production activities, changes in prices, contract terms or development plans. See also Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Oil and Gas Reserves.”

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances are estimates for proved undeveloped reserves attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Over time, undeveloped reserves are reclassified into the developed category as new wells are drilled, existing wells are recompleted and/or facilities to collect and deliver the production from existing and future wells are installed. Major development projects typically take two to four years from the initial booking of the proved reserves to the start of production from these reserves.

Repsol YPF records its oil and gas exploration activities using the successful-efforts method. This involves the following accounting treatment of the different costs incurred:

•	The costs arising from the acquisition of new interests in areas with proved and unproved reserves are capitalized under “Investments in areas with oil reserves” as they are incurred.

•	The costs of acquiring interests in exploration for a period of time are capitalized at acquisition cost and are amortized with a charge to income (over a period no longer than the associated contract) as indicated in the “exploration costs” item below. If no reserves are found, previously capitalized amounts are booked as an expense on the income statement. If commercially exploitable wells are found, the costs are reclassified to “Investments in areas with oil reserves” and recorded at net book value when the wells are determined to be commercially exploitable. Wells are deemed “commercially exploitable” only if they are expected to generate a volume of commercially extractable reserves that justifies commercial development given conditions prevailing at the time they are recognized (e.g., taking into account prices, costs, production techniques, regulations, etc.).

•	Exploration costs (geological and geophysical costs, costs of maintaining unproved reserves and other costs of exploration), excluding the costs of exploratory drilling, are charged to income when incurred.

Exploratory drilling costs, including exploratory stratigraphic drilling, are capitalized as “Other exploration costs” until it is clear whether any commercially viable proved reserves have been found. If no proved reserves are found, the initially capitalized drilling costs are charged to income. However, if exploratory drilling finds reserves that can nonetheless not be classed as proved, the accounting treatment of the related costs depends on the following factors:

•	Where the area requires additional investments before production can begin, drilling costs remain capitalized only as long as two conditions apply: (i) the quantity of reserves found justifies its termination as a productive well, if the required investment is made, and (ii) further exploratory drilling is under way or planned for the near future. If either of the above two conditions does not apply, the corresponding drilling costs are charged to income. Once exploration activities demonstrate that sufficient quantities of commercially producible reserves have been discovered, continued capitalization is dependent on project reviews, which take place at least annually, to ensure that satisfactory progress toward ultimate development of the reserves is being achieved. Exploratory well costs not meeting these criteria are charged to income.

•	In all other circumstances reserves must be classed as proved within one year of the end of the exploration phase. If no determination has been made at the end of a year, the corresponding drilling costs are charged to income.

•	Drilling costs that have resulted in the discovery of commercially exploitable reserves are reclassified to “Investments in areas with oil reserves”.

•	Development costs incurred to extract the proved reserves and to treat and store the oil and gas (including intangible costs associated with drilling productive wells and dry development wells, wells in development, platforms, techniques for improving recovery, etc.) are capitalized under “Investments in areas with oil reserves”.

In February 2005, the SEC issued guidance to companies engaged in oil and gas operations requiring certain disclosures in respect of exploratory drilling costs to be included in the 2004 annual report on Form 20-F.

Thereafter, in April 2005, the FASB staff issued FASB Staff Position FAS 19-1, “Accounting for Suspended Well Costs”. The FSP amends the guidance in FASB Statement No. 19, which requires capitalized exploratory well costs to be expensed if the reserves cannot be classified as “proved” within one year following the completion of drilling, except in particular situations where major capital expenditures (e.g., a trunk pipeline) are required before production can begin or additional exploration wells are necessary to justify these major capital expenditures.

According to the new provisions of the FSP, exploratory well costs should continue to be capitalized when (1) a sufficient quantity of reserves is found in the well to justify its completion as a producing well and (2) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. Also, the FSP requires certain additional disclosures, including the costs of exploratory wells capitalized for more than one year from the date of completion.

The FSP did not have a material impact on Repsol YPF’s financial position, cash flows or results of operations in 2005 and Repsol YPF believes it will not have a material impact in the future. Also, Repsol YPF estimates that if the provisions of FSP 19-1 were to be applied retroactively to the capitalized exploratory well costs as of January 1, 2002, net income for 2002, 2003 and 2004 would not change as a result.

As of December 31, 2005, the exploratory drilling costs capitalized for more than one year amounted to €33.6 million. See Note 42 to the Consolidated Financial Statements.

On January 26, 2006, Repsol YPF announced that, in connection with the determination of its worldwide proved oil and gas reserves as of December 31, 2005, it would reduce its prior proved reserves estimates as originally reported by 1,254 million barrels of oil equivalent. This amount represented 25% of Repsol YPF’s total proved reserves originally reported as of December 31, 2004. Simultaneously, Repsol YPF announced that its Audit and Control Committee was undertaking an independent review of the facts and circumstances of the reduction in proved reserves with the assistance of an independent counsel, King & Spalding LLP. The Audit and Control Committee presented the final conclusions of the independent review to the Board of Directors at its meeting of June 15, 2006. With respect to the accounting consequences of the review, and in accordance with the views of Deloitte, S.L., our independent registered public accountants, who have also been involved in the review process at the request of the Audit and Control Committee, we concluded as follows:

•	No significant adjustments to Repsol YPF’s balance sheets or statements of income included in its statutory consolidated financial statements for the year ended December 31, 2005 have come to light.

•	Repsol YPF’s net asset impairment charge included in its statutory consolidated statements of income for the year ended December 31, 2005 and attributable to the reduction in reserves is €23 million.

•	No restatement of the Repsol YPF’s balance sheets or statements of income included in its statutory consolidated financial statements for prior years is necessary.

See Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Oil and Gas Reserves” for an analysis of the reserves revision by country and “—Recent Developments—Reserves Revisions and Independent Review” for a detailed discussion of the independent review and its conclusions.

Depreciation. All investment capitalized under the above principles is amortized as follows:

•	Investments relating to acquisitions of proved reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved field reserves.

•	Investments relating to unproved reserves are evaluated each year, or earlier if there is reason to believe they may have diminished in value. Any loss of value is recognized and charged to income for the year and a provision for diminution in value recorded.

•	The costs of drilling and the subsequent investments made to develop and extract the oil and gas reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved developed field reserves.

Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves are treated prospectively by amortizing the remaining book value of the assets over the future expected production. In 2005 and 2004 Repsol YPF recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to €1,322 million and €1,194 million, respectively. If proved reserves estimates are revised downward, net income could be negatively affected in the future by higher depreciation expense.

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

Charges for impairment are recognized in Repsol YPF’s results from time to time as a result of, among other factors, adverse changes in the estimated recoverable reserves from oil and natural gas fields, and changes in economic or regulatory conditions in certain countries. In 2005 Repsol YPF recorded a net expense for fixed-asset writedowns in the amount of €74 million. In 2004, Repsol YPF reversed €120 million of provisions previously charged for fixed-asset write-downs due to the economic recovery in the value of the assets associated with hydrocarbon reserves that had been the subject of the provision. If proved reserves estimates were revised downward, net income could be negatively affected by higher impairment charges on the property’s book value.

Therefore, Repsol YPF’s management must make reasonable and supportable assumptions and estimates with respect to: (i) oil fields’ production profiles, (ii) future investments and their amortization, taxes and costs of extraction, (iii) risk factors for unproved reserves which are estimated in accordance with the Swanson rule (which relates to the calculation of the mean value of a lognormal distribution knowing three points), which implies risk factors of 70% and 30% for probable and possible reserves, respectively, and other factors and (iv) the market value of reserves (pursuant to analysis and comparisons to similar transactions). Such assumptions and estimates have a significant impact on calculations in accordance with the unit of production method and evaluating the impairment of fixed assets (oil and gas investments). As such, any change in the variables used to prepare such assumptions and estimates may have, as a consequence, a significant effect on both the depreciation of, and the impairment tests relating to, investments in areas with oil and gas reserves.

Repsol YPF uses this accounting policy for impairment instead of the full cost method, because it provides for a more accurate recognition of the success or failure of the exploration and production activities on a field by field basis. If the full cost method were used, all costs would be capitalized and depreciated and an impairment test could be performed on an entire country basis.

Provision for write-down of fixed assets

Set forth below is a discussion of the write-downs of fixed assets made during 2005 and 2004 and the main reasons that lead to such write-downs.

During 2005, Repsol YPF recorded net provisions of €119 million for loss of the value of non-current assets. These provisions relate, fundamentally, to exploration and production assets (€74 million) and to participations in two Brazilian joint ventures, Refinaria de Petróleos Manguinhos, S.A. and Termogaucha, for an aggregate of €25 million.

On January 26, 2006, Repsol YPF announced that, in connection with the determination of its worldwide proved oil and gas reserves as of December 31, 2005, it would reduce its prior reserve estimates by 1,254 million barrels of oil equivalent. Substantially all the revisions in proved reserves (over 93%) were concentrated in these countries: Bolivia and Argentina. See Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Oil and Gas Reserves” for an analysis of the reserves revision by country. Repsol YPF’s Audit and Control Committee undertook an independent review of the facts and circumstances of the reduction in proved reserves with the assistance of an independent counsel, King & Spalding LLP. The Audit and Control Committee presented the final conclusions of the independent review to the Board of Directors at its meeting of June 15, 2006. See “—Recent Developments—Reserves Revisions and Independent Review” for a detailed discussion of the independent review and its conclusions and “—Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies—Critical Accounting Policies relating to the Primary Financial Statements” for a discussion of certain provisions we made in our Consolidated Financial Statements as of and for the year ended December 31, 2005 relating to the reserves revision.

Of the €74 million mentioned two paragraphs above, €37 million relates to the downward revision of proved reserves described in the previous paragraph, with €32 million corresponding to assets in Argentina and €5 million to assets in Bolivia.

This revision of reserves did not affect the depreciation amounts in 2005, in accordance with the accounting policies of the Group described in Section 3.4.c of Note 3 to the Consolidated Financial Statements.

Our Consolidated Financial Statements as of and for the year ended December 31, 2005 take into account all of the known significant effects as of the date of their completion with regard to the aforementioned revision of reserves.

The remaining amounts allocated to reserves for deterioration in value of the Exploration and Production assets in 2005 primarily correspond to a €85 million provision for loss of value in Mene Grande (Venezuela), offset in part by a reversal of €35 million in provisions relating to blocks 14 and 16 in Ecuador.

In 2004, provisions for loss of value in non-current assets were adjusted by net €39 million, fundamentally relating to Exploration and Production assets and to service stations in Brazil. With respect to Exploration and Production assets, the 2004 financial results included provisions for a total of €167 million corresponding fundamentally to Mene Grande, Venezuela, (€135 million) and €47 million of provisions corresponding primarily to CAM 2A SUR (€24 million) and Río Negro Norte (€13 million), both in Argentina. Additionally, during 2004 there was a loss in business value of the service stations in Brazil, which resulted in a provision of €58 million.

See Note 14 to the Consolidated Financial Statements for the detailed technical reasons that have led to the provisions and reversals thereof described above.

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

Goodwill

This caption relates to the positive difference between the amount paid to acquire subsidiaries and equity investees and the fair values at the acquisition date of the assets, liabilities and contingent liabilities acquired.

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

Also, Repsol YPF at least annually or at any time that evidence of an impairment exists, analyzes goodwill for potential impairment based on estimates of the fair value of the subsidiary. If the fair value is lower than book value including goodwill, Repsol YPF records an impairment charge. Fair value estimates may take into consideration certain hypotheses such as discount rates, future cash flows, etc. Accordingly, any change in the variables used to prepare such assumptions and estimates may have a significant impact on the fair value estimated and thus in the goodwill impairment recorded in respect of each analyzed subsidiary.

Provisions for litigation and other contingencies and environmental liabilities

Litigation and other contingencies. Claims for damages have been made against Repsol YPF and certain of its consolidated subsidiaries in pending lawsuits and tax disputes. The general guidance provided by IFRS requires that a provision be recorded when the responsibility or obligation that determines the compensation or payment arises, and the amount can be estimated reliably. Significant judgment by management is required to comply with this guidance taking into consideration all the relevant facts and circumstances. See Notes 20 and 21 to the Consolidated Financial Statements. The final costs arising from the settlement of the claims and litigation may vary from estimates based on differing interpretations of laws, opinions and final assessments on the amount of damages. As such, changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have, as a consequence, a significant effect on the amount of provisions for contingencies recorded.

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

As such, any change in the facts or circumstances related to these types of provisions, as well as changes in laws and regulations, can have, as a consequence, a significant effect on our provisions for these costs. The provision for environmental liabilities is reviewed annually. As of December 31, 2005 and 2004, the provisions for environmental liabilities amounted to €244 million and €101 million, respectively. See Note 39 to the Consolidated Financial Statements.

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

Derivative instruments and hedging activities

Repsol YPF records all derivatives, including certain derivatives embedded in contracts, whether designated in hedging relationships or not, at fair value in accordance with IAS 32 and 39. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the portion of change in fair value on the hedging derivative instrument that is determines to be an effective hedge is recognized directly in shareholders’ equity and are recognized in the income statement in the same period or periods during which the hedged item affects profit or loss. The ineffective portion of change in the fair value on the cash flow hedging derivative instrument recognized in profit or loss. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in profit or loss.

Recording derivatives at fair value is applied within the context of an overall valuation framework. When available, quoted market prices are used to record a contract’s fair value. However, market values for some contracts may not be readily determinable because the duration of a contract exceeds the liquid activity in a particular market or due to other particular circumstances. If no active trading market exists for a contract, holders of these contracts must calculate fair value using internally developed valuation techniques or models. Key components used in these valuation techniques include price curves, volatility, correlation, interest rates and term. Of these components, volatility and correlation are the most subjective. Internally developed valuation techniques include the use of interpolation, extrapolation and fundamental analysis in the calculation of a contract’s fair value.

While Repsol YPF uses common industry practices to develop its valuation techniques, changes in Repsol YPF’s pricing methodologies or underlying assumptions could result in significantly different fair values and could effect income and/or shareholders’ equity recognition.

3.2	IFRS Financial Statements

In accordance with EU regulations, we were required to prepare consolidated financial statements in accordance with IFRS from January 1, 2005. See Note 1 to our Consolidated Financial Statements for a reconciliation of our shareholders’ equity as of January 1 and December 31, 2004, and the 2004 income statement from Spanish GAAP to IFRS, as well as other information relating to our transition to IFRS from Spanish GAAP.

3.3	U.S. GAAP Reconciliation

IFRS differ in certain respects from U.S. GAAP. For a more detailed discussion of the most significant differences between IFRS and U.S. GAAP as they relate to Repsol YPF, please refer to Note 42 to the Consolidated Financial Statements, which includes a reconciliation of net income and shareholders’ equity from IFRS to U.S. GAAP and certain additional disclosures which are required under U.S. GAAP.

3.3.1	Adjustments to Net Income and Shareholders’ Equity

In the case of the Repsol YPF Group, the main differences between U.S. GAAP and IFRS affecting our net income in 2005 and 2004 and shareholders’ equity at December 31, 2005 and 2004 relate to:

•	legal restatements of property, plant and equipment

•	deferred tax liabilities related to business acquisitions

•	business combinations and goodwill

•	the treatment of the Andina asset swap

•	translation differences related to disposals

•	minority interest

•	impairment of assets

•	negative goodwill

•	revenue recognition

•	pension and post-retirement benefits

•	tax impact of foreign currency changes in non-monetary assets of YPF

•	planned major maintenance activities

•	borrowing cost

Net income under IFRS in 2005 and 2004 was €3,224 million and €2,566 million, respectively, whereas net income under U.S. GAAP for 2005 and 2004 was €2,861 million and €1,943 million, respectively. Shareholders’ equity under IFRS at December 31, 2005 and 2004 was €16,790 million and €13,230 million, respectively, whereas shareholders’ equity under U.S. GAAP at December 31, 2005 and 2004 was €17,612 million and €14,190 million, respectively.

In 2005 and 2004, the main items reducing our net income under U.S. GAAP include (i) the reversal of the amortization of the deferred tax liability for business combinations not recorded under U.S. GAAP, (ii) the elimination of the results attributable to the minority interest, (iii) the net effect of additional impairment registered under U.S. GAAP due to the different value in the amounts of the assets and liabilities related to Ramos field between IFRS and U.S. GAAP for 2005 and the elimination of the partial reversal of the existing impairment provision recorded under IFRS on upstream properties for 2004, which is prohibited under U.S. GAAP, and (iii) the reversal of the amortization of the deferred tax related to the foreign currency changes in non-monetary assets of YPF.

3.3.2	Classification Differences and Other

Under U.S. GAAP, Repsol YPF has eliminated from the balance sheet all intangible assets, deferred income, the provision for CO2 emission rights granted by each respective government and all respective income and expenses from the income statement, since Repsol YPF, under U.S. GAAP, is not recording any accounting effect for emission rights granted or used under the granted amount. However, under U.S. GAAP, Repsol YPF maintains the provision for CO2 emission rights purchased in the market to cover emissions made in excess of the allowances assigned by the respective government for no consideration at fair value through earnings.

The deconsolidation under U.S. GAAP of the Group’s trust preferred vehicle pursuant to the provisions of FIN 46R results in a decrease in the Group’s total long-term debt under U.S. GAAP. In addition, under IFRS Repsol YPF has consolidated different companies by the proportional consolidation method which, under U.S. GAAP, should be accounted for under the equity method. The different consolidation of these companies impacts several items of the balance sheet and the income statement but does not have an effect on net income and shareholders’ equity. For a description of the changes in individual items and their impact see Note 42 to the Consolidated Financial Statements.

3.4	Overview of Consolidated Results of Operations

Summarized Income Statement

	Year ended December 31,
	2005	2004
	(millions of euro)
Operating revenues	51,045	40,292
Operating expenses	(44,884)	(35,606)

Operating income	6,161	4,686
Interest income (expense), net	(722)	(624)

Income before income tax and minority interest	5,439	4,062
Income tax	(2,332)	(1,627)
Equity in earnings of unconsolidated affiliates	117	131

Net income	3,224	2,566

Attributable to shareholders of the parent	3,120	2,414

Attributable to minority interests	104	152

Operating Revenues

Operating revenues in 2005 were €51,045 million, a 26.7% increase from €40,292 million in 2004. This increase reflects mainly the increase of international crude prices, refining margins and higher sales in marketing and Chemicals. The 2005 results reflect the increase in crude oil prices that were high throughout the year, with average Brent oil prices up 42.5%, while the average dollar/euro exchange rate remained stable (US$1.243 to €1 in 2005 and US$1.242 to €1 in 2004). The refining margin indicator jumped 48.2% year-on-year, reaching US$8.46 per barrel. Marketing margins in Spain were similar to last year’s levels, while in Argentina marketing margin declined because Repsol YPF did not pass the increase in international market prices through to the end customer.

With respect to the chemical business, international margins on our product mix were particularly strong in the first quarter of 2005 and, due to the hurricanes, weak in the third quarter of 2005, but recovered in the fourth quarter of 2005. Finally, performance by Gas & Power was shored up by growth in distribution in Spain and Latin America and the favorable environment for power generation in Spain.

Operating Income

Operating income in 2005 was €6,161 million, a 31.5% increase from €4,686 million in 2004. This increase reflects mainly record refining margins, higher crude oil and gas realization prices and higher chemical margins.

Interest Income and Expense

Net interest expense in 2005 increased 4% to €394 million from €379 million in 2004. This increase reflects the impact of marked to market financial derivatives. This caption also includes other items such as: dividends paid on preferred shares; capitalized interests, market valuation of financial derivatives; interest accretion to provisions; as well as other financial income or expenses and exchange rate differences, as shown in the table below:

	2005	2004	2005 vs. 2004
	(millions of euro)
Financial Expenses
Net interest expense	394	379	4.0%
Dividends paid on preferred shares	179	178	0.6
Capitalized interest	(19)	(17)	11.8
Market valuation of financial derivatives	(25)	(20)	25.0
Interest accretion to provisions	133	159	(16.4)
Exchange rate losses/(gains)	6	(94)	—
Other financial income/(expenses)	54	39	38.5

Total	722	624	15.7

Equity in Earnings of Unconsolidated Affiliates

Equity in earnings of unconsolidated affiliates for 2005 was €116.8 million compared to equity earnings in 2004 of €131.3 million. The table below provides detailed information about equity earnings and losses of unconsolidated companies in 2005 and 2004.

	2005	2004
	(millions of euro)
Affiliate Company
Atlantic LNG	60.8	42.2
CLH	35.1	25.7
Enagas	9.3	16.8
Oldelval, S.A.	2.8	2.4
Gas de Aragón	0.9	0.8
Gas de Euskadi	0.3	0.1
Oleoducto Transandino (Chile)	(0.2)	(2.1)
PBBPolisur	—	37.0
Petroken	—	10.5
Oleoducto Transandino (Argentina)	—	(3.2)
Other	7.8	1.1

Total	116.8	131.3

Taxes

Given the international character of the activities carried out by its group companies, the Repsol YPF Group is subject to tax and other levies under a number of different tax regimes.

Repsol YPF’s average effective tax rate in 2005 was 42.9%. Corporate income tax incurred by Repsol YPF in 2005 amounted to €2,332 million.

In 2005, it became evident that profits derived from hydrocarbon exploration and production activities carried out in Libya were taxable in Libya and, consequently, were recorded in Repsol YPF’s Consolidated

Financial Statements for 2005 and 2004. In accordance with the terms of our commercial arrangements with the Libyan National Oil Company (N.O.C.), this entity assumes the payment of these taxes in the name and for the account of Repsol YPF. Consequently, the recording of taxes on profits made in Libya does not affect the net income of the Group, because the amount recorded as a tax charge under income tax is also recorded as operating income in the same amount and is charged to the N.O.C. The taxes accrued in 2005 and 2004 amounted to €594 and €295 million, respectively.

The following is a comparison of the effective tax rate for 2005 with that of 2004 (calculated according to IFRS) breaking down the effect of including the Libyan taxes:

	2005	2004
Affiliate Company
Effective tax rate (without Libya)	35.9%	35.3%
Effective tax rate (with Libya)	42.9%	40.0%

In 2005 and 2004, there were certain court and administrative tax-related proceedings contrary to interests of the Group. Repsol YPF considers that it has acted lawfully in these matters at all times and that its actions are based on reasonable interpretations of the applicable legislation and, therefore, filed the appropriate appeals to defend its interests and those of its shareholders.

However, in view of the uncertainty concerning the materialization of the existing tax contingencies, at December 31, 2005, Repsol YPF had recorded provisions that were considered adequate to cover those tax contingencies.

Minority Interest

Income attributable to minority interests in 2005 amounted to €104 million compared to €152 million in 2004. The difference in this caption relates to lower results in Andina offset by higher results from Petronor and Refineria La Pampilla SA.

The table below provides detailed information about income attributable to minority interests in 2005 and 2004.

	2005	2004
	(millions of euro)
Affiliate Company
YPF	15.6	12.7
Refinería La Pampilla, S.A.	37.7	(4.0)
Petronor	41.0	28.3
Invergas/Gas Natural BAN	1.6	1.6
Andina	(22.6)	92.6
Repsol Comercial	6.3	3.7
EMPL	9.8	5.2
Other	15.1	12.2

Total	104.5	152.3

Net Income

Net income for 2005 was €3,120 million, a 29.2% increase compared to 2004. Net income per share increased to €2.56 in 2005 from €1.98 in 2004.

3.5	Results of Operations by Business Segment

The tables below set forth Repsol YPF’s operating revenues and operating income by business segment for 2005 and 2004, as well as the percentage changes in revenues and income for the period shown.

	2005	2004	2005 vs. 2004
	(millions of euro)
Operating revenue
Exploration and Production	9,203	8,302	10.9%
Refining and Marketing(1)	41,298	32,815	25.9
Chemicals	4,186	3,025	38.4
Gas and Electricity(2)	2,765	1,991	38.9
Other operating revenues and adjustments in the consolidation process	(6,407)	(5,841)	9.7

Total operating revenues	51,045	40,292	26.7

	2005	2004	2005 vs. 2004
	(millions of euro)
Operating income
Exploration and Production	3,246	3,062	6.0%
Refining and Marketing	2,683	1,585	69.3
Chemicals	308	262	17.6
Gas and Electricity	389	310	25.5
Corporate and others	(465)	(533)	(12.8)

Total	6,161	4,686	31.5

(1)	Includes approximately €5,636 million and €5,533 million in 2005 and 2004, respectively, relating to excise taxes on the products marketed.
(2)	In 2005 and 2004, Repsol YPF accounted for Gas Natural using the proportional integration method in accordance with its percentage ownership of Gas Natural, which was 30.847% at December 31, 2005 and 2004.

3.5.1	Exploration and Production (E&P)

	2005	2004	2005 vs. 2004
	(millions of euro)
Operating revenue
Spain	186	177	5.1%
ABB	5,069	4,859	4.3
Rest of the World	3,948	3,266	20.9

Total	9,203	8,302	10.9

Operating revenue for 2005 was €9,203 million, a 10.9% increase compared to €8,302 million in 2004. The growth of operating revenue was principally due to higher international crude oil prices, improved gas realization prices, and expanded production and sales of gas, mainly in Bolivia and Trinidad and Tobago. These figures include accounting changes in 2004 and 2005 for taxes paid in Libya, which increase operating revenue and corporate income tax expense by the same amount.

The average sale price for Repsol YPF’s basket of liquid products was US$37.14/barrel in 2005, compared to US$30.85/barrel in 2004. The average realization price for gas in 2005 was US$1.60 per thousand cubic feet, 24% higher than the previous year. This increase stemmed mainly from the higher gas realization price in Argentina as well as from Trinidad and Tobago’s greater relative share of total sales, where prices exceeded

Repsol YPF’s average. In 2005, Repsol YPF’s average realization price for natural gas sales in Argentina was US$1.34 per thousand cubic feet, 24% higher than in 2004, reflecting the staged price increases approved by the Argentine government for industries, large-scale users, thermoelectric generating plants, and compressed natural gas (CNG) for vehicular consumption, which came into force in May and July of 2005.

In 2005, the average production of hydrocarbons was 1,139,400 barrels of oil equivalent per day, 2.3% lower than in 2004. The decrease was mainly caused by a reduction in net crude oil production of 36,200 barrels of oil per day, offset in part by an increase of 9,800 barrels of oil equivalent per day in net natural gas production.

The decrease in liquids production was mainly due to a decrease in production in Argentina, Trinidad and Tobago, Dubai and Algeria. The negative effects of strikes in Argentina, as well as the effect of high crude oil prices on the production sharing contracts in Algeria, caused a decrease of 5,700 barrels of oil per day. The increase in natural gas production took place mainly in Bolivia, Trinidad and Tobago and Venezuela. The greatest increase was in Bolivia, mainly due to the exports of natural gas to Argentina and Brazil.

	2005	2004	2005 vs. 2004
	(millions of euro)
Operating income
Spain	21	55	(61.8)%
ABB	1,600	1,855	(13.7)
Rest of the World	1,625	1,152	41.1

Total	3,246	3,062	6.0

Exploration and Production operating income in 2005 increased 6.0% to €3,246 million from €3,062 million in 2004. The growth of operating income was principally due to higher international crude oil prices, the improvement in gas realization prices and the expansion of gas production and sales, mainly in Bolivia and Trinidad and Tobago. These figures include accounting changes in 2004 and 2005 for taxes paid in Libya, which increase operating income and corporate income tax expense by the same amount. See “—Overview of Consolidated Results of Operations—Taxes.”

Among the different factors which offset the drivers described above, the most important ones were: (i) rising unit costs of production and (ii) in Argentina the effect of the strikes and the application of the natural gas export tax the whole year (while in 2004 export tax was applied from May) and the increases in the tax on exports of crude oil and petroleum products applied in May 2004 and August 2004. These factors resulted in lower internal transfer prices and lower prices for oil sales to third parties. An additional negative influence was the oversupply of heavy crude, which provoked a widening of price spreads for those grades of crude.

Exploration expenses amounted to €275 million in 2005, compared to €309 million in the previous year.

Exploration and Production operating income in 2005 does not reflect any capital gains from the sale of assets, while in 2004 Repsol YPF recognized capital gains of approximately €12.3 million from asset sales in Indonesia.

3.5.2	Refining and Marketing

	2005	2004	2005 vs. 2004
	(millions of euro)
Operating revenue
Spain	29,052	22,802	27.4%
ABB	7,217	6,000	20.3
Rest of the World	5,029	4,013	25.3

Total	41,298	32,815	25.9

Refining and Marketing operating revenue for 2005 was €41,298 million, a 25.9% increase compared to €32,815 million in 2004. This increase was mainly due to higher international prices.

LPG sales in Europe increased 2.9% from 2004 to 2005 as a result of the acquisition of the LPG business from Shell in Portugal. Sales in Spain declined by 1.7% as a result of the decrease in sales of bottled products, which was offset in part by the increase in sales of bulk and pipeline products.

In Latin America, LPG sales increased 5.2% from 2004 to 2005 mainly due to the strong growth in Ecuador (9.4%) and Peru (8.5%), which offset the costs for the entrance in the natural gas market in Lima, and a good performance in the rest of the countries. Retail margins increased in all countries.

	2005	2004	2005 vs. 2004
	(millions of euro)
Operating income
Spain	1,980	1,270	55.9%
ABB	563	252	123.4
Rest of the World	140	63	122.2

Total	2,683	1,585	69.3

Refining and Marketing operating income in 2005 increased 69.3% to €2,683 million from €1,585 million in 2004, principally reflecting the higher refining margins.

Repsol YPF’s refining margins in 2005 increased by US$2.75 per barrel to US$8.46 per barrel. The main reasons for this increase are, among others, the significant increase of the global demand for crude oil and other products, among which stand out the increase in the demand for light products, the low excess production of crude oil and the likewise low surplus capacity in the major developed countries, as well as the intensive hurricane season which damaged the coast of the Gulf of Mexico in the third quarter of 2005.

In Spain, marketing margins were similar to the ones in 2004, whereas in Argentina, margins were lower because Repsol YPF did not pass the increases in feedstock costs through to consumers.

3.5.3	Chemicals

	2005	2004	2005 vs. 2004
	(millions of euro)
Operating revenue
Spain	3,089	2,444	26.4%
ABB	691	549	25.9
Rest of the World	406	32	1,168.7

Total	4,186	3,025	38.4

Chemicals operating revenue increased by 38.4% from €3,025 million in 2004 to €4,186 million in 2005. This increase is due to the fact that 2005 included an entire year of revenue from the Sines site, whereas 2004 only included the month of December. Additionally, the revenues from Spain and ABB have increased because of higher product sale prices, in accordance with the evolution of international references for such prices.

	2005	2004	2005 vs. 2004
	(millions of euro)
Operating income
Spain	77	126	(38.9)%
ABB	176	136	29.4
Rest of the World	55	—	n/a

Total	308	262	17.6

Chemicals operating income in 2005 amounted to €308 million, 17.6% higher than in 2004. The increase in operating income was the result of higher international margins of our portfolio, the contribution of the acquisition of the Sines complex and the positive impact of the divestment of participation in PBB Polisur.

Average international margins in 2005 can be characterized as belonging to an above average cycle. Both the basic and derivative margins of our portfolio in Europe and Latin American were greater than those of 2004. With respect to our European portfolio, higher margins were due to the fact that sales prices of derivative products reflected the higher prices of ethylene and propylene, which had risen sharply as a consequence of the high NAFTA prices, which reached a record amount following Hurricane Katrina. During 2005, margins of urea and methanol remained strong as a result of high prices of natural gas in the U.S., and strong product demand.

3.5.4	Gas and Electricity

	2005	2004	2005 vs. 2004
	(millions of euro)
Operating revenue
Spain	2,125	1,531	38.8%
ABB	248	243	2.1
Rest of the World	392	217	80.6

Total	2,765	1,991	38.9

Gas and Electricity operating revenues in 2005 increased 38.8% to €2,765 million from €1,991 million in 2004. This increase was mainly due to greater revenues due to the sale of shares in Enagas and the increases in the volumes of gas sales as well as in sales prices. The increase in volume and price of electricity in Spain also contributed positively to the increase of revenues.

The increase in sales volumes in Spain reflects the growth of gas sales to the liberalized market and the greater volumes of electricity generated. The increase in sales volumes in Latin America was mainly due to the increase in the number of clients and the better economic situation of the entire region.

The total liberalization of the Spanish gas market in 2003 provided by Royal Decree Law 6/2000 has allowed consumers to freely choose between the regulated market and the unregulated market, where they can choose their gas supplier. In 2005, the unregulated market represented approximately 83% of the total Spanish gas market, as compared to 80% in 2004. See Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas System.” Gas Natural’s market share of the unregulated market, which it holds through Gas Natural Comercializadora, S.A., decreased to approximately 49% in 2005 from 56% in 2004. In 2005, Gas Natural’s sales of gas in the unregulated Spanish market represented 75% of Gas Natural’s gas sales in Spain, as compared to 73% in 2004. The transfer of clients from the regulated market, where Gas Natural’s revenues consist of gas sales at regulated tariffs, to the unregulated market, where Gas Natural’s revenues consist of sales at unregulated prices plus tolls for the use of its gas network, did not have a material impact on Repsol YPF’s 2005 operating revenues or operating income from gas and electricity operations and is not expected to have a material impact in 2006 because the loss of market share has been counterbalanced by an increase in the size of the market itself, which has permitted and, Repsol YPF believes, will continue to permit Repsol YPF to increase its sales volumes. Repsol YPF believes that current tolls, which are fixed by law, will allow Repsol YPF to recover its investment and further develop its gas infrastructure.

In the unregulated electricity market, Gas Natural Comercializadora had a market share of approximately 7% in 2005.

	2005	2004	2005 vs. 2004
	(millions of euro)
Operating income
Spain	261	200	30.5%
ABB	31	34	(8.8)
Rest of the World	97	76	27.6

Total	389	310	25.5

Gas and Electricity operating income in 2005 increased 25.5% to €389 million from €310 million in 2004. This increase was mainly due to the greater revenues due to the sale of shares in Enagas and the greater sales of both gas and electricity.

The reason why operating revenue has had a higher growth rate (38.9%) than operating income (25.5%) is that the gas and electricity business is a margin driven business. The rise in revenue can be explained by the sale of shares in Enagas, the growth in activity and by the rise in sale prices of natural gas and electricity. The rise in sale prices entails a concurrent increase in the cost of natural gas purchases, such that the gross margin does not increase in the same amounts.

3.6	Liquidity and Capital Resources

3.6.1	Financial Condition

Repsol YPF has a substantial portfolio of liquid financial investments (shown in its balance sheet as cash and temporary cash investments) and other long-term financial investments included as non-current assets. These items are deducted from total financial debt to arrive at a “net financial debt” amount.

The total financial debt, net financial debt, and net financial debt including preference shares at December 31, 2005 and 2004 were as follows:

	At December 31,
	2005	2004
	(millions of euro)
Financial condition
Long-term debt	5,524	6,161
Short-term debt	2,508	3,139

Total debt	8,032	9,300

Less:
Cash	2,647	3,328
Temporary cash investments	258	235
Long-term financial investments	613	338

Net debt	4,514	5,398

Plus:
Preference shares	3,485	3,386

Net debt including preference shares	7,999	8,785

Repsol YPF’s capitalization and adjusted capitalization at December 31, 2005 and 2004 were as follows:

		At December 31,
		2005	2004
		(millions of euro, except ratios)
	Short-term debt	2,508	3,139
	Long-term debt	5,524	6,161

I	Total Debt	8,032	9,300

	Preference shares	3,485	3,386

II	Total debt including preference shares	11,517	12,686

	Minority interests	528	424
	Equity attributable to shareholders of the parent	16,262	12,806
III	Capitalization	28,307	25,916
IV	Less
	Cash and temporary cash investments	(2,905)	(3,563)
	Long-term financial investments	(613)	(338)
V	Plus
	Subsidies and deferred revenues	200	195
	State financing of investments in exploration	—	—
VI	Adjusted Capitalization	24,989	22,210

	Total Debt to Capitalization Ratio (I / III)	28.4%	35.9%
	Net Debt to Adjusted Capitalization Ratio (I – IV / VI)	18.1%	24.3%
	Total Debt including preference shares to Capitalization Ratio (II / III)	40.6%	49.0%
	Net Debt including preference shares to Adjusted Capitalization Ratio (II – IV / VI)	32.0%	39.6%

During 2005, Repsol YPF’s net debt-to-adjusted capitalization ratio continued its decline to 18.1% at December 31, 2005, with total outstanding net debt of €4,514 million at that date. “Net debt” and “adjusted capitalization” are “non-GAAP” measures which are not regulated under IFRS but which constitute material information to investors because they form an integral part of the Group’s internal reporting and planning process as relevant measures of the Group’s liquidity and creditworthiness (particularly when combined in the net debt-to-adjusted capitalization ratio). Consistent with this approach, Repsol YPF’s 2005-2009 Strategic Plan announced in May 2005, sets financial strength targets for the period which are expressed in terms of the net debt-to-adjusted capitalization ratio and net debt including preference shares-to-adjusted capitalization ratio. This is also consistent with the Group’s financial structure and condition for the following reasons:

•	Repsol YPF carries on its balance sheet a substantial portfolio of liquid financial investments (shown as cash and temporary cash investments) and other long-term financial investments (included as non-current assets). Repsol YPF’s management believes that, in these circumstances, net debt provides a better basis on which to assess the level of external funding required by the Group to finance its operations.

•	The Group’s management believes that, considering the Group’s specific financial structure, “adjusted capitalization” is the metric that more accurately and comprehensively reflects the total amount of financial resources (provided both by external parties and from its shareholders) which are being employed by the Group at any particular point in time to finance its operations.

The following table shows the sources of net debt variation for 2005 and 2004.

	2005	2004
	(millions of euro)
Net financial debt at beginning of year	(5,398)	(5,492)
Net cash provided by continued operations before variations in working capital	6,856	5,134
Variations in working capital	(800)	(820)
Investments	(3,683)	(3,736)
Disposals	568	231
Dividends	(681)	(535)
Exchange rate translation effect	(813)	404
Other	(563)	(584)

Net debt at end of year	(4,514)	(5,398)

Cash flows from operating activities before variations in working capital increased 33.5% to €6,856 million in 2005 from €5,134 million in 2004.

Cash flows from investing activities in 2005 reflected net cash outflows of €3,115 million, as a result of investments in fixed assets and other assets of €3,683 million and disposals of €568 million. This number does not include financial investments/divestments which amount to €17 million since these do not affect net debt variation.

The remaining free cash flow in 2005 was used to pay €681 million in dividends relating to fiscal year 2004, as compared to €535 million in dividends paid in 2004 related to fiscal year 2003. The balance was used to reduce Repsol YPF’s outstanding debt.

The following table sets forth information with regard to our financial debt and preferred shares, detailed by currency, as of December 31, 2005:

	Expected maturity date
At December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total
	(millions of euro equivalent)
Financial debt(1)
US$	3,344	268	225	745	951	1,164	6,697
Euro	(1,077)	114	20	67	325	1,410	859
Other	241	78	94	23	4	36	476
Preferred shares
US$	—	—	—	—	—	612	612
Euro	—	—	—	—	—	2,873	2,873

(1)	The financial debt split by currencies takes into account the currency of denomination plus cross-currency interest rate swaps and foreign currency forwards.

The main Repsol YPF instruments that are currently outstanding are as follows:

In October 1997, Repsol International Capital issued US$725 million in aggregate principal amount of 7.45% preferred shares guaranteed by Repsol YPF.

On May 5, 2000, Repsol International Finance issued €1.0 billion in aggregate principal amount of 6% bonds due 2010, guaranteed by Repsol YPF.

In 2001, Repsol International Finance issued debt denominated in euro guaranteed by Repsol YPF in the following amounts that are still outstanding: on June 21, €175 million in aggregate principal amount of 6% guaranteed notes due 2010 and on December 4, €750 million in aggregate principal amount of 5.75% notes due 2006.

Additionally, during 2001, Repsol International Capital issued preferred shares guaranteed by Repsol YPF in the following amounts: on April 24, €1,000 million and on November 21, €2,000 million.

On July 22, 2003, Repsol International Finance issued 5% guaranteed by Repsol YPF notes due 2013 in an aggregate principal amount of €1,000 million.

On October 8, 2004, Repsol International Finance issued €1 billion in aggregate principal amount of 4.625% notes, due October 8, 2014. Payment of principal and interest is guaranteed by Repsol YPF.

3.6.1.1	Contractual Obligation

The following table sets forth information with regard to Repsol YPF’s contractual obligations for the years indicated below, as of December 31, 2005:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(millions of euro equivalent)
Contractual obligation(1)
Operating Leases	1,499	202	297	224	776
Transport—Time charter fees(2)	741	129	174	137	301
Operating leases(3)	758	73	123	87	475
Purchase obligations:	28,625	2,380	3,953	3,475	18,817
Crude oil (4)	589	59	118	118	294
Electricity	238	19	36	36	147
Equipment	61	8	16	16	21
Natural gas(5)	27,044	2,101	3,506	3,196	18,241
LPG	67	17	28	12	10
Petroleum products	67	13	26	26	2
Petrochemicals	347	141	179	27	0
Steam	156	11	22	22	101
Other purchases	56	11	22	22	1
Investment commitments(6)	432	231	184	9	8
Purchases of services (7)	1,873	235	454	216	968
Transport obligations:	2,579	264	475	414	1,426
Crude oil (8)	1,091	100	198	197	596
Natural gas	1,372	130	234	211	797
Other (9)	116	34	43	6	33
Total financial debt (10)	8,032	2,508	799	2,115	2,610
Preference shares	3,485	—	—	—	3,485
Other liabilities reflected on Repsol YPF’s Balance Sheet under IFRS (11)	9,490	8,418	102	88	882

Total	56,015	14,238	6,264	6,541	28,972

(1)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using Repsol YPF’s best estimates.
(2)	Includes leases for time charter tankers for transport of crude oil, petroleum products, LPG, and natural gas not reflected in the balance sheet as of December 31, 2005. See Section 2. “Information on Repsol YPF—Operations—Refining and Marketing—Transport of Crude Oil and Distribution of Petroleum Products” and Section 2. “Information on Repsol YPF—Operations—Natural Gas—Spain.” Additionally, includes €343 million in relation to the operating portion of the time charter contracts of the five methane tankers that the Group has acquired under finance lease arrangements. See Note 11 below.
(3)	Mainly reflects service station leases, which amount to €616 million.

(4)	This item does not include the Pemex contract described in Section 2. “Information on Repsol YPF—Operations—Refining and Marketing—Refining—Installed Capacity, Supply and Production.”
(5)	Mainly includes Repsol YPF’s commitment to purchase natural gas over a long-term period from Gas Natural for a total of €18,706 million and its commitment to purchase gas coming from Trinidad and Tobago for a total of €7,984 million. The commitments vis-à-vis Gas Natural, in which Repsol YPF held a 30.847% stake as of December 31, 2005, include the 25 year supply contract between Gas Natural and Sonatrach (see Section 2. “Information on Repsol YPF—Operations—Gas and Electricity—Natural Gas”) that amounts to €4,490 million, which corresponds to 320,938 GWh (taking into account Repsol YPF’s ownership in Gas Natural).
(6)	Principally corresponds to commitments to invest in exploration and production for a total of €248 million and the commitment to invest in combined cycles plants, through the participation in Gas Natural, for a total of €145 million.
(7)	Includes the purchase commitments of gas compression services for a total of €1,245 million.
(8)	Includes the agreement with the Ecuadorian company OCP Ecuador, S.A., which owns a crude oil pipeline in Ecuador. Repsol YPF undertook to transport 100,000 barrels/day of crude oil for a 15 year period at a variable rate commencing as of the date the agreement became effective in September 2003. See Section 2. “Information on Repsol YPF—Operations—Exploration, Development, Acquisitions and Production—Ecuador.”
(9)	Principally corresponds to commitments for the transport of petrochemical products for a total of €69 million and commitments for the transport of LPG for a total of €34 million.
(10)	Includes the effect of exchange rate derivatives used as hedging instruments and registered as held to maturity financial assets in the financial statements that amount to €448 million.
(11)	Includes the long and short-term liabilities recorded under the long and short-term commercial creditors captions for the three Repsol YPF tankers and Repsol YPF’s share in the two Gas Natural tankers leased for LNG transport, which amount to €506 million and €107 million, respectively. See Section 2. “Information on Repsol YPF—Operations—Refining and Marketing—Transport of Crude Oil and Distribution of Petroleum Products” and Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Other Activities—LNG.” Does not include long- and short-term provisions on the balance sheet at December 31, 2005, which amounted to €3,068 million.

The following table sets forth information with regard to Repsol YPF’s sales commitments for the years indicated below, as of December 31, 2005:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(millions of euro equivalent)
Sales Commitments(1)	27,058	3,655	6,102	3,515	13,786
Crude oil sales	30	10	20	0	0
Natural gas sales(2)	20,822	2,143	3,696	2,847	12,136
LPG sales	2,848	735	1,312	230	571
Petrochemical product sales	2,040	277	551	336	876
Petroleum product sales	1,302	487	516	100	199
Other sales	16	3	7	2	4
Transport(3)	159	15	30	30	84
Provision of services	141	22	45	42	32
Leases(4)	377	47	61	60	209

Total	27,735	3,739	6,238	3,647	14,111

(1)	Includes sales commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using Repsol YPF’s best estimates.
(2)

Principally includes commitments to sell natural gas of YPF to the Argentine domestic market for a total of €7,668 million, commitments to sell gas from Trinidad and Tobago for a total of €4,292 million, commitments for sales to the part of the Gas Natural group that Repsol YPF does not own for a total of €2,428 million, the amount attributable to Repsol YPF of commitments of the Gas Natural group for a total of €2,260 million, commitments to sell gas from Bolivia for a total of €2,030 million and commitments to sell gas to the part of Bahía Bizkaia Electricidad that Repsol YPF does not own for a total of €1,370 million.

(3)	Fundamentally corresponds to the transport of YPF’s crude oil for a total of €155 million.
(4)	Mainly reflects the value of the lease of the Gaviota underground natural gas storage facilities, in the amount of €315 million. See Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Exploration, Development, Acquisitions and Production—Spain.”

Repsol YPF has additional commitments under derivative contracts and guarantees. For a discussion of these additional commitments see Section 9. “Quantitative and Qualitative Disclosure About Market Risk” and “—Liquidity and Capital Resources—Financial Condition—Guarantees.”

3.6.1.2	Covenants in Repsol YPF’s Indebtedness

Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge, cross-default and material adverse change clauses. However, material adverse change clauses were eliminated in the last renewals of most of our material credit and other debt agreements.

Issues of unsecured and unsubordinated bonds representing €4,064 million (corresponding to a nominal amount of €4,075 million) at December 31, 2005 of marketable securities issued by Repsol International Finance, B.V., guaranteed by Repsol YPF, contain clauses whereby Repsol YPF undertakes to pay interest when due and the liabilities at maturity and, subject to certain exceptions, not to create encumbrances on the assets of Repsol YPF in relation to these issues or to future issues of debt securities.

In the event of a default under any series of our bonds, the trustee, at his sole discretion or at the request of the holders of at least one-fifth or one-quarter of the bonds, depending upon the series, can declare the bonds of that series immediately due and payable.

With respect to bond issuances totaling €286 million as of December 31, 2005, (corresponding to a nominal amount of €287 million), YPF has agreed, among other things, to pay all amounts due at maturity and, subject to certain exceptions, not to establish liens or charges on its assets which would exceed 15% of Repsol YPF’s total consolidated assets. In the event of a default, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

Almost all of our total outstanding debt is subject to cross-default provisions. These provisions may be triggered if an event of default occurs with respect to indebtedness equal to or exceeding US$20 million or 0.25% of Repsol YPF’s shareholders’ equity. YPF’s debt contains similar cross-default provisions with respect to the payment of principal of or interest on indebtedness equal to or exceeding US$20 million.

As a result of these cross-default provisions, a default on the part of Repsol YPF, YPF or any subsidiary covered by such provisions could result in a substantial portion of our debt being declared in default or accelerated. Neither Repsol YPF’s debt nor any of its subsidiaries’ debt is in default.

3.6.1.3	Credit Ratings

The table below sets forth Repsol YPF’s current credit ratings:

	Standard & Poor’s(1)	Moody’s(2)	Fitch(3)
Short-term debt	A2	P2	F2
Long-term debt	BBB+	Baa1	BBB+

(1)	In January 2006, Standard & Poor’s maintained their corporate ratings of BBB+, modifying their outlook from stable to negative. On February 27, 2006, Standard & Poor’s maintained the BBB+ rating with a negative outlook under review for possible further downgrade.
(2)	In January 2006, Moody’s maintained their corporate rating of Baa1, modifying their outlook from stable to negative. On May 3, 2006, Moody’s affirmed the Baa1 rating with a negative outlook.
(3)	In January 2006, Fitch decided to put the rating on creditwatch. On March 28, 2006, Fitch confirmed BBB+ rating with stable outlook.

A security rating is not a recommendation to buy sell or hold securities. The ratings shown in the table above may be revised, suspended or withdrawn at any time by the credit rating agencies.

We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing, or our ability to obtain access to new, credit facilities in the future. Should this occur, we would seek alternative sources of funding, including issuing preference shares, issuing bonds under our existing Euro Medium Term Notes Program or otherwise, and issuing programs of pagarés (short-term indebtedness similar to commercial paper) in the Spanish domestic market. In the past, our main sources of liquidity have been our cash flows from operations, bank financing, issuance of commercial paper, debt securities and preference shares, and the proceeds from our divestment plan. As of December 31, 2005, total available liquidity was approximately €6,217 million, consisting of approximately €2,699 million available in unused credit lines, of which €1,670 million will expire by the end of 2006 and €1,029 million will expire thereafter, €2,905 million in cash and temporary cash investments and €613 million in long-term financial investments. As of June 30, 2006, 70.23% of Repsol YPF’s credit lines matured after December 31, 2006.

Any future downgrades will not preclude us from using any of our existing credit lines.

3.6.1.4	Guarantees

As of December 31, 2005, companies of the Repsol YPF group had provided the following guarantees to companies that Repsol YPF does not consolidate under the global integration method or the proportional integration method:

•	YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., for approximately €36 million.

•	YPF provided guarantees for its service stations in an aggregate amount of €0.05 million.

•	Repsol YPF provided guarantees for the financing activities of Central Dock Sud, S.A. in the amount of €22 million.

•	Repsol YPF has provided bank guarantees for the financing activities of EniRepSa Gas Limited, in which Repsol YPF holds a 30% interest, in the amount of €23 million.

•	Repsol YPF has arranged bank guarantees for its stake in the heavy crude oil pipeline Oleoducto de Crudos Pesados de Ecuador, S.A. (“OCP”). The guarantees are for construction, construction abandonment and environmental risks up to €13 million and for operating risk up to €13 million. Repsol YPF pledged all its shares of OCP’s capital stock.

Additionally, Gas Natural has filed two bank guarantees with the Spanish financial supervising authority (CNMV) under which it irrevocably and jointly guarantees a total of €7,806 million (corresponding to 100% of the guaranteed amount), issued by Caixa d’Estalvis i Pensions de Barcelona (“la Caixa”) and Société Générale, in accordance with Article 11.1 of Royal Decree 1.197/1991 of July 26, to guarantee the payment of the cash consideration for the shares of Endesa, S.A. in connection with a public purchase offer to the shareholders of Endesa, S.A.

The directors of Repsol YPF do not expect significant losses to arise from these commitments, in addition to those already recorded.

3.6.2	Capital Investments and Divestitures

Capital investments in 2005 totaled €3,713 million. Repsol YPF used cash flow to finance these investments as well as the dividend payments. The table below sets forth Repsol YPF’s capital expenditures and investments by activity for each of 2005 and 2004.

	2005		2004
	(millions of euro)%		(millions of euro)%
Capital investments
Exploration and Production	1,948	52.4	1,185	31.6
Refining and Marketing	995	26.8	1,311	35.0
Chemicals	170	4.6	292	7.8
Gas and Electricity	457	12.3	777	20.7
Corporate and other	143	3.9	182	4.9

Total capital investments	3,713		3,747

Exploration and Production investments

Exploration and Production investments in 2005 were €1,948 million, a 64.4% increase compared to 2004 (€1,185 million), which, in 2005, included the purchase of assets in Peru and Trinidad and Tobago and the purchase of mining acreage in Brazil and Venezuela.

Development investments represented 57% of total exploration and production investments. The breakdown of development investments was as follows: Argentina 65%, Trinidad and Tobago 9%, Venezuela 8%, Bolivia 5% and Libya, Ecuador and Brazil 9%. Development investments are those investments designed to bring discovered reserves into production, as well as necessary facilities for the treatment and withdrawal of production; therefore, these investments generally fall into the category of Exploration and Production investments except for investments relating to the exploration or acquisition of reserves. In general, drilling of wells, construction of facilities and transport systems (oil ducts/gas ducts), engineering, repairs of wells and other investments relate to the development of oil and gas fields.

Refining and Marketing investments

During 2005, investments in the refining and marketing area totaled €995 million, a 24.1% decrease compared to 2004. These investments were made in connection with current refining projects. The main reason for this decrease is that in 2004 refining and marketing investments included the acquisition of Shell’s service station network in Portugal and in 2005 there was no similar acquisition.

Chemicals investments

Chemicals investments in 2005 were €170 million, a 41.8% decrease compared to 2004. This significant decrease is due to the Sines complex acquisition in 2004 which had no equivalent in 2005. Investments in 2005 were used for capacity growth and improvements in existing units.

Gas and Electricity investments

Gas and Electricity investments in 2005 were €457 million, a 41.1% decrease compared to 2004. The decline in investments is mainly due to the fact that Repsol YPF purchased shares of Gas Natural in 2004, but did not buy any shares in 2005.

Corporate and other investments

Corporate and other investments in 2005 were €143 million, of which €49 million were invested in the new headquarters of Repsol YPF in Madrid and €38 million in information systems.

Future capital expenditures and investments

Repsol YPF has projected investments for the period 2006-2009 of approximately €20,700 million, broken down by business segments as follows:

2006 – 2009
(millions of euro)
Future Capital Expenditures
Exploration and Production(1)	11,660
Refining and Marketing	5,625
Chemicals	1,190
Gas and Electricity(2)	1,775
Corporate assets and other	450

Total	20,700

(1)	Does not include any amounts related to the Shenzi project in the Gulf of Mexico. See “—Recent Developments—Repsol YPF reinforces its presence in the Gulf of Mexico, USA.”
(2)	Does not include our proportional interest in any amounts that could be paid in connection with the takeover bid launched by Gas Natural for Endesa, S.A. See “—Recent Developments—Gas Natural’s takeover bid for Endesa.”

Approximately 55% of the total investment for the period will be allocated to Exploration and Production.

Repsol YPF intends to intensify its activities in areas with high levels of expected profitability, such as North Africa, the integrated LNG businesses in the Atlantic Rim and the projects in the Middle East, Caribbean and the new project Peru LNG in the Pacific.

In North Africa, Repsol YPF expects to strengthen its position in Algeria and Libya by investing approximately US$2.5 billion. In Algeria, Repsol YPF will be the operator of the Gassi Touil project, which is the largest project undertaken by a foreign company in the country.

Repsol YPF’s LNG position in the Atlantic Rim was strengthened by the creation of a joint venture with Gas Natural SDG. In the Caribbean (Venezuela and Trinidad and Tobago), Repsol YPF expects to invest between 2006 and 2009 more than US$1.5 billion, approximately 60% of which will be allocated to Trinidad and Tobago.

Almost US$800 million are expected to be invested in Iran, including the integrated LNG project (Persian LNG).

Of the total investment in Argentina, Bolivia and Brazil, almost 70% shall be directed to exploration and production activities in Argentina.

In Refining and Marketing, strong investments will be made in all of Repsol YPF’s refineries, particularly in those located in Spain (over 50% of the amount invested) to improve the quality and security and increase production and conversion capacity. A major portion of this investment will be earmarked for the development of biofuel projects.

In the chemicals area, the investment provided for by the plan is expected to be directed mainly to the optimization and expansion of the petrochemical complex at Sines, Portugal.

Divestitures

The total amount of proceeds from significant divestitures undertaken by Repsol YPF is presented in the following table:

	2005	2004
	(millions of euro)
Divestitures
Fixed assets	270.7	38.7
Financial assets	287.3	199.4
Other assets	23.3	23.5

Total divestitures	581.3	261.7

The principal financial divestments in 2005 relate to PBBPolisur (€123.8 million) and Enagas (€125.3 million). This figure does not include the gain on the sale, which is accounted for as operating income, in accordance with the method used for transactions of this type and with standard practice in the industry in which the Group operates.

The main income from divestitures in 2005 came from fixed and financial assets, among which the following are noteworthy: the sale of certain assets in Trinidad & Tobago (€56 million) and in Mexico (€49 million), the sale of YPF’s stake in PBB Polisur (€88 million), and the sale of Gas Natural SDG’s stake in Enagas (€36 million), which is accounted for as operating income, in accordance with the method used for transactions of this type and with standard practice in the industry in which the Group operates.

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

3.7	Research and Development

Management of Repsol YPF understands that selective investment in technology is key to maintaining and improving its competitiveness in the markets in which it operates. Key to strategy implementation is the existence of a Technology Unit with operating centers located in Móstoles (Madrid, Spain) and in La Plata (near Buenos Aires, Argentina) with an aggregate staff of approximately 400 as of December 31, 2005. The Technology Unit acts as a corporate center and provides services to the company’s business lines as well.

The Technology Unit seeks to pursue the development of proprietary processes and products that can offer a sustained competitive advantage, as well as shorter term technology support for incremental improvement of existing processes and products, and exploratory work and surveillance of emerging technologies that can change the business landscape in the future. Approximately 15% of Repsol YPF’s research and development effort takes place through partnerships with universities, research institutes and other companies with the goal of optimizing know-how acquisition, costs and workload.

In 2005, research and development expenses totaled €63 million, compared to €57 million in 2004.

3.7.1	Upstream

In the Upstream business, our main lines of activity focus on identification and classification of reserves and improving oil recovery in more mature fields. Special efforts are dedicated to enhancing extra-heavy crude oil recovery and upgrade. Given Repsol YPF’s growing presence in the natural gas chain, we are strengthening our technological capabilities in gas liquefaction and transport processes. We are also investigating processes for converting natural gas into liquid fuels. Additional resources are dedicated to environmental protection and remediation, including climate change mitigation, and to collaborate with business lines in operating cost reductions.

3.7.2	Downstream

In the Downstream business, our main lines of activity include, among others: technology support to oil refineries to adapt to increasingly stringent motor fuel quality specifications and to improve heavy crude oil conversion capability; differentiation of products available to the market, such as high-quality gas-oils and gasoline, biofuels and high-technology gasoline and lubricants for sport competition; development of proprietary petrochemical technologies, such as those to produce propylene oxide and its derivatives, hydrogenated rubber, or agricultural plastics; and the search for new niche applications of LPG products.

3.8	Recent Developments

3.8.1	Reserves Revisions and Independent Review

On January 26, 2006, Repsol YPF announced that, in connection with the determination of its worldwide proved oil and gas reserves as of December 31, 2005, it would reduce its prior proved reserves estimates as originally reported by 1,254 million barrels of oil equivalent. This amount represented 25% of Repsol YPF’s total proved reserves originally reported as of December 31, 2004. Simultaneously, Repsol YPF announced that its Audit and Control Committee was undertaking an independent review of the facts and circumstances of the reduction in proved reserves with the assistance of an independent counsel, King & Spalding LLP. The Audit and Control Committee presented the final conclusions of the independent review to the Board of Directors at its meeting of June 15, 2006.

According to the independent review, the process for determining reserves with respect to Repsol YPF’s fields in Bolivia and Argentina was flawed from 1999 to 2004 and Repsol YPF personnel at times failed to apply properly U.S. Securities Exchange Commission (“SEC”) criteria for reporting proved reserves. The independent review reported that this was principally due to:

•	Lack of proper understanding of and training on the requirements of the SEC for booking proved reserves.

•	Undue optimism regarding the technical performance of the fields and (for Bolivia) commercialization of the gas and focus on Repsol YPF’s replacement ratio.

•	Absence of a meaningful deliberative process for determining proved reserves and resolving disputes.

•	Unwillingness to accept personal responsibility for reporting internally adverse facts regarding reserves and a corresponding tendency to view such issues as falling within another person’s or department’s jurisdiction. Over time, problems emerged and grew in the absence of delineation of responsibilities for booking proved reserves and in the absence of clear directives pre-2005.

This notwithstanding, no evidence was found that any personnel involved in the reporting of proved reserves were motivated by a desire to further their personal gain.

In addition, it was noted that the promulgation and implementation of a Reserves Reporting Manual (“RRM”) as well as other measures implemented by new senior management since 2005 redress these issues.

With respect to the conduct of the current members of Repsol YPF’s Board of Directors and executive committee, the independent review affirmed that there is no basis to believe that any of them participated in or had knowledge of the existence of any defects with respect to the reserves process. It was also noted that the changes made in 2005 greatly improved the reserves process, including by separating the reserves function from the business units, instituting the RRM, engaging in extensive training efforts, and expanding the Board’s role in the reserves reporting function. These changes were found to redress the previous systemic flaws.

In addition to emphasizing the importance of the numerous and effective organizational changes that Repsol YPF has undertaken in 2005, which have remedied in large measure the weaknesses identified above, as well as the significant steps already undertaken regarding public awareness about Repsol YPF’s reserves, the independent review has also led to certain recommendations with the goal of continuing the process already underway. The Board of Directors has fully accepted the conclusions of the Audit and Control Committee and of its independent advisors and management is in the process of implementing these recommendations.

See “Supplementary Information on Oil and Gas Exploration and Production Activities (unaudited information)” in the Notes to the Consolidated Financial Statements and Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Oil and Gas Reserves” for an analysis of the reserves revision by country and Note 41 to the Consolidated Financial Statements and “—Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies—Critical Accounting Policies relating to the Primary Financial Statements” for a discussion of the effects on our financial statements provisions we made in our Consolidated Financial Statements as of and for the year ended December 31, 2005 relating to the reserves revision.

3.8.2	Gas Natural’s takeover bid for Endesa

On September 5, 2005, the Board of Directors of Gas Natural SDG (“Gas Natural”) unanimously agreed to launch a public exchange offer for 100% of the outstanding capital stock of Endesa, S.A. (“Endesa”).

On February 3, 2006, the Council of Ministers approved the transaction, subject to the fulfillment of 20 conditions.

On February 21, 2006, an affiliate of E.ON AG, a German energy company, submitted to the Spanish National Securities and Exchange Commission (Comisión Nacional del Mercado de Valores or “CNMV”) a public exchange offer for 100% of the outstanding capital stock of Endesa.

On February 27, 2006, the CNMV approved Gas Natural’s offer to Endesa shareholders. The acceptance period began on March 6, 2006. In addition, on March 6, 2006, Gas Natural’s registration statement with respect to the exchange offer was declared effective by the U.S. Securities and Exchange Commission.

On March 21, 2006, the Madrid Commercial Court No. 3 ordered the provisional suspension of Gas Natural’s offer at Endesa’s request as a precautionary measure without ruling on the merits of the case, pending the outcome of a lawsuit by Endesa against Gas Natural relating to Gas Natural’s agreement with Iberdrola in which Gas Natural had agreed to sell certain of Endesa’s assets to Iberdrola in connection with the exchange offer. Gas Natural has appealed this decision. In order for the suspension to take effect, Endesa was required to post €1,000 million as a bond.

On March 24, 2006, the CNMV issued an informative note stating that, should Endesa post the bond and the Gas Natural offer be effectively suspended, the process for improvement of competing offers would also be suspended and the acceptance period of all offers would be extended as necessary so that all such competing offers close on the same date.

On March 31, 2006, Endesa’s board of directors approved the payment of the bond and posted the amount on April 5, 2006.

On April 7, 2006, Gas Natural’s Extraordinary General Meeting of Shareholders agreed to an increase of share capital of 602,429,955 new ordinary shares (par value €1 each) in which capital increase Endesa shareholders who accepted the Gas Natural offer would tender their Endesa shares for Gas Natural shares, as well as to delegate the responsibility for setting the share premium to the Board of Directors of Gas Natural. Prior to the shareholders’ meeting, the board of directors of Gas Natural agreed that the execution of the agreements related to Gas Natural’s exchange offer for Endesa shares would be subject to the lifting of the suspension of the exchange offer ruling dated March 21, 2006 of the Madrid Commercial Court No. 3.

Through a ruling dated April 28, 2006, the Spanish Supreme Court approved the suspension requested by Endesa, the Association of Minority Shareholders of Energy Companies (Asociación de Accionistas Minoritarios de Empresas Energéticas) and the European Consumers Federation (Federación de Consumidores Europeos—Euroconsumo) in the complaint filed by these entities against the above mentioned approval of Gas Natural’s exchange offer by the Council of Ministers on February 3, 2006, subject to the posting of certain bonds. Gas Natural appealed the decision, and according to public information, the appeal was dismissed on June 19, 2006. In order for the suspension to take effect, Endesa was required to post certain guarantees and according to a decision of the court issued on June 19, 2006, those were posted on June 6, 2006.

There are several other proceedings pending before the Spanish and European Community courts which could affect the process of the Offer.

Repsol YPF’s position with respect to Gas Natural’s offer for Endesa

On September 5, 2005, the Delegate Committee of the Board of Directors of Repsol YPF, at a meeting held on such date to discuss the communication filed by Gas Natural in which it announced the making of a public offer for the acquisition of 100% of Endesa’s share capital, expressed its support for Gas Natural’s public exchange offer.

On that same day, Repsol YPF publicly announced that, given the new scenario which would result from the foregoing transaction, and in line with its 2005-2009 Strategic Plan regarding changes to its asset portfolio to favor possible investment opportunities, Repsol YPF might consider monetizing part of its investment in Gas Natural, in a transaction pursuant to which it would maintain, during several years, all voting rights and participate in the potential appreciation of all the shares which it holds, during such period of time, so as to recover the creation of any value that could result following the completion, if any, of the Gas Natural offer.

Repsol YPF also announced that, given its commercial relationship with Gas Natural, it intended (i) to maintain a significant participation as an investment in the group that would result from the completion of Gas Natural’s offer and (ii) to maintain, with any amendments that may be necessary, the existing shareholder and commercial agreement entered into with Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) in relation to Gas Natural and to strengthen the activities within the industrial activities agreement entered into with Gas Natural to develop the liquefied natural gas business through the joint venture company Repsol-Gas Natural LNG, S.L.

However, Repsol YPF has not yet determined if it will actually monetize its investment in Gas Natural, nor has it determined the potential transaction it would enter into to effect such monetization. Furthermore, Repsol YPF has neither made a decision on the size of the participation in Gas Natural to be maintained as a permanent investment nor on the period during which such permanent investment shall be maintained. The potential monetization of Repsol YPF’s participation in Gas Natural does not depend on the grade of acceptance of Gas Natural’s public exchange offer.

As of the date of this annual report, the outcome of Gas Natural’s takeover bid for Endesa cannot be predicted, and Repsol YPF cannot determine the effect that such bid, if successful, would have on Repsol YPF’s business, financial condition or results of operations. In particular, we cannot predict the extent to which Repsol YPF would have a significant role in the management of Gas Natural following a successful bid.

3.8.3	Repsol YPF reinforces its presence in the Gulf of Mexico, USA

Repsol YPF has acquired the 28% stake owned by BP plc in the deepwater Shenzi field, in the Green Canyon area of the Gulf of Mexico, for the price of US$2,145 million. The Shenzi field is operated by BHP Billiton with a 44% interest and the third partner is Amerada Hess with a 28% interest.

This field was discovered in 2002 and five appraisal wells have been drilled to date on the Southern Flank of the structure. The operator has designed a development plan for the Southern Flank of the field and the commercial production is expected to begin mid-year 2009.

Additional phases for the Southern Flank development of the Shenzi field include the completion of oil-bearing shallower reservoirs and water injection, which should increase the quoted reserves for this southern portion of the field.

Relatedly, the Northern Flank has been evaluated extensively by Repsol YPF technical experts. Exploration will begin in this area in the last quarter of 2006. According to the evaluations that have been realized to date, the Northern Flank has a high potential.

Given the proximity between the Shenzi field and other Group assets, the acquisition of this asset complements the activities of the company in the deepwater of the Gulf of Mexico.

4.	Directors, Senior Management and Employees

4.1	Directors and Officers of Repsol YPF

4.1.1	Board of Directors

As of July 12, 2006, the members of the Board of Directors of Repsol YPF were as follows:

	Position	Year Appointed	Current Term Expires
Antonio Brufau Niubó(1)(2)	Chairman and Director	1996	2007
Ricardo Fornesa Ribó(1)(5)	Vice-Chairman and Director	2003	2009
Gonzalo Anes Álvarez-Castrillón(3)	Director	1997	2008
Ignacio Bayón Mariné(3)	Director	1997	2007
Paulina Beato Blanco(3)	Director	2005	2010
Artur Carulla Font(3)	Director	2006	2010
Javier Echenique Landiribar(1)(3)	Director	2006	2010
Antonio Hernández-Gil Álvarez-Cienfuegos(1)(3)	Director	1997	2009
Jorge Mercader Miró(1)(5)	Director	2004	2009
Carmelo de las Morenas López(3)	Director	2003	2007
Marcelino Oreja Aguirre(3)	Director	2000	2010
PEMEX Internacional España, S.A.(1)(4)	Director	2004	2010
Henri Philippe Reichstul(1)(3)	Director	2005	2010
Luis Suárez de Lezo Mantilla(1)(2)	Director and Secretary	2005	2009

(1)	Member of the Delegate Committee (Comisión Delegada).
(2)	Executive Director.
(3)	Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors.
(4)	Luis Ramírez-Corzo Hernández serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol YPF. Spanish law permits limited liability companies to serve as members of the Board of Directors. A company serving in such a capacity must appoint a natural person to represent it at the meetings of the Board of Directors.
(5)	Nominated for membership by Caja de Ahorros y Pensiones de Barcelona.

The principal business activities of the Directors of Repsol YPF performed outside Repsol YPF are:

Antonio Brufau Niubó: Vice-Chairman of Gas Natural SDG, S.A. and Director of Suez.

Ricardo Fornesa Ribó: Chairman of Caja de Ahorros y Pensiones de Barcelona, Member of Foundation “la Caixa”, Executive Chairman of Caixa Holdings, S.A., President of Federación Catalana de Cajas de Ahorro, Chairman of Caifor, S.A., Director of Inmobiliaria Colonial, First Vice-president of CaixaBank (France), First Vice President of Confederación Española de Cajas de Ahorro (CECA), Member of the Comisión Gestora del Fondo de Garantía de Depósitos en Cajas de Ahorro, Member of L’Alt Patronat de L’Institut Europeu de la Mediterrania, Member of the Board of Directors of Asamblea General del Capitulo Español del Club de Roma and Member of Foundation Castellet del Foix, Foundation Museo de Arte Contemporáneo de Barcelona and Foundation Carolina.

Gonzalo Anes Álvarez-Castrillón: Director of FCC Group, Director of Real Academia de la Historia and Vice President of Foundation Duques de Soria.

Ignacio Bayón Mariné: Chairman of Automóviles Citroën España S.A., Vice Chairman of Peugeot Citroën Automóviles España, S.A., Chairman of Hermanos Revilla, S.A., Chairman of Planigesa, S.A., Chairman of Realia Business, S.A. and President of Comillas University Foundation.

Paulina Beato Blanco: Advisor to the Iberoamerican Secretary General (Secretaría General Iberoamericana) and professor for Economic Análisis in various universities.

Artur Carulla Font: Managing Director and Chairman of the Nomination, Evaluation and Compensation Committee of Agrolimen, S.A. and Chairman of Arbaora & Ausonia, S.L.U., Affinity Petcare, S.A., Gallina Blanca, S.A., Biocentury, S.L., The Eat Out Group, S.L. and Quercus Equity, S.L. Vice President of Círculo de Economía and Member of the Fundación ESADE.

Javier Echenique Landiribar: Director of Telefónica Móviles, S.A., Actividades de Construcción y Servicios (ACS), S.A., Uralita, S.A., Grupo Empresarial ENCE, S.A., and Consulnor, S.A. Furthermore, Javier Echenique Landiribar is Member of the Delegate Committee of Telefónica, S.A. in the Basque region, Member of the Foundation Board of Fundación Novia Salcedo, Director of Agencia de Calidad y Acreditación del Sistema Universitario Vasco and Member of the Círculo de Empresarios Vascos.

Antonio Hernández-Gil Álvarez-Cienfuegos: Director and Member of the Audit and Control Committee of Barclays Bank, S.A.

Jorge Mercader Miró: Chairman of Miquel y Costas & Miquel, S.A., Second Vice Chairman of “La Caixa”, Chairman of Sociedad General de Aguas de Barcelona, S.A.(AGBAR), Director of Caixa Holding, S.A., Director of CaixaBank (France) and Director of Inmobiliaria Colonial, S.A.

Carmelo de las Morenas López: Director of the Britannia Steam Ship Insurance Association Limited and Director of Orobaena S.A.T.

Marcelino Oreja Aguirre: Chairman of the FCC Group, Director of Acerinox S.A. and President of the Instituto de Estudios Europeos de la Universidad San Pablo C.E.U.

Luis Ramírez-Corzo Hernández: General Director of PEMEX, Chairman of PEMEX Exploración y Producción, Chairman of PEMEX Refinación, Chairman of PEMEX Gas y Petroquímica Básica, Chairman of

PEMEX Petroquímica, Deputy Chairman and Director of P.M.I. Comercio Internacional, S.A. de C.V., Chairman of the Executive Committee of Instituto Mexicano del Petróleo, Member of the Governing Body of the Comisión Federal de Electricidad, Member of the National Board of Directors of the Institute of Petroleum Engineers of Mexico and of the Association of Petroleum Engineers of Mexico (AIPM).

Henri Philippe Reichstul: Member of the Strategic Board of ABDIB, Director of Coinbra, Director of Prisma Energy Internacional, Director of TAM—Linhas Aéreas, S.A., Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of the Consulting Board of Peugeot Citroen do Brasil, Director of the Holdings / VIVO, Director of Pão de Açucar Group and Vice Chairman of the Brazilian Foundation for Sustainable Development.

Luis Suárez de Lezo Mantilla: Director of Compañía Logística de Hidrocarburos, S.A. (CLH) and Repsol Gas Natural LNG, S.L.

4.1.2	Delegate Committee (“Comisión Delegada”)

The Delegate Committee has been permanently delegated all the powers of the Board of Directors, except those which cannot by law be delegated and those considered as such by the Regulations of the Board of Directors. According to the Regulations of the Board of Directors, the Delegate Committee meets on a monthly basis and its minutes are presented to the Board of Directors.

The Chairman of the Board of Directors serves as the Chairman of the Delegate Committee and the Secretary of the Board serves as Secretary to the Committee.

Whenever the issue is of sufficient importance, in the opinion of the Chairman or three members of the Delegate Committee, the resolutions adopted by the Delegate Committee are submitted to the full Board for ratification. The same applies to any business referred by the Board to be studied by the Delegate Committee, while reserving the ultimate decision to the Board. In all other cases, the resolutions adopted by the Delegate Committee shall be valid and binding with no need for subsequent ratification by the Board.

The Delegate Committee is composed of the Chairman and a maximum of seven directors, who are appointed from among the executive directors, institutional outside directors and independent outside directors based upon the relative weight of each type of director in the composition of the Board of Directors. The appointment of its members requires the vote of two-thirds of the members of the Board of Directors.

Antonio Brufau Niubó is the Chairman of the Delegate Committee, and its other members are Ricardo Fornesa Ribó, Javier Echenique Landiribar, Antonio Hernández-Gil Álvarez-Cienfuegos, Jorge Mercader Miró, PEMEX Internacional España, S.A., represented by Luis Ramírez-Corzo Hernández, Henri Philippe Reichstul and Luis Suárez de Lezo Mantilla.

The Regulations that govern the Delegate Committee are set out in Repsol YPF’s Bylaws and the Regulations of the Board of Directors.

4.1.3	The Audit and Control Committee (“Comisión de Auditoría y Control”)

The Audit and Control Committee of the Board of Directors of Repsol YPF was established on February 27, 1995.

The Audit and Control Committee carries out supervision, reporting, advising and proposal functions, supports the Board in its supervisory duties, including the periodic review of the preparation of economic and financial information of Repsol YPF, executive controls, supervision of the internal audit department and the independence of the external auditors, as well as the review of compliance with all the legal provisions and internal regulations applicable to Repsol YPF. This Committee is competent to formulate and submit proposals to the Board regarding the appointment of external auditors, extension of their appointment, their removal and the terms of their engagement. It also informs the General Meeting, through its Chairman, on any issues raised by shareholders regarding matters within its competence.

Moreover, since April 2005, the Audit and Control Committee is also responsible for supervising the procedures and systems for recording and internal controls over the Group’s hydrocarbon reserves, and steers the environmental and work safety policies, guidelines and objectives of the Repsol YPF Group.

To ensure the adequate performance of its duties, the Audit and Control Committee may obtain advice from lawyers or other independent professionals, who will report their findings directly to the Audit and Control Committee.

The Audit and Control Committee is composed of a minimum of three directors appointed for a four-year term. Its members shall have the necessary time commitment, capability and experience to perform their function. In addition, the Committee Chairman must have experience in business management and familiarity with the accounting procedures; in any event, one of the Committee’s members must have the financial experience required by the market regulatory agencies. Executive directors may not sit on the Audit and Control Committee.

As of the date of this annual report, the members of the Audit and Control Committee were Ignacio Bayón Mariné (Chairman), Paulina Beato Blanco, Carmelo de las Morenas López and Marcelino Oreja Aguirre. The Board of Directors of Repsol YPF, in its April 28, 2004 meeting, announced that Carmelo de las Morenas López met the conditions to be considered an “Audit Committee Financial Expert” pursuant to the rules and regulations of the SEC. See Section 13A “Audit Committee Financial Expert.”

The Regulations that govern the Audit and Control Committee are set out in Repsol YPF’s Bylaws, in the Regulations of the Board of Directors and in the Regulations of the Audit and Control Committee.

Activities of the Audit and Control Committee during 2005.

The Audit and Control Committee held nine meetings during 2005 and, among other activities, has performed: (i) the periodic review of the financial information; (ii) the monitoring of the annual corporate audit plan; (iii) the supervision of the internal control systems; and (iv) the oversight of the independence of the external auditors.

In relation with new standards relating to audit committees, which came into force in July 2005, the Audit and Control Committee adopted in June 2005 certain procedures for the receipt, retention and treatment of complaints received by Repsol YPF regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission of concerns regarding questionable accounting or auditing matters. Communications on these matters can be sent to the Audit and Control Committee via our corporate web site, Repsolnet or by traditional post or electronic mail to a specific address (comisiondeauditoria@repsolypf.com).

4.1.4	Nomination and Compensation Committee (“Comisión de Nombramientos y Retribuciones”)

The Nomination and Compensation Committee of the Board of Directors, which is composed of three directors appointed for a four-year term, among other functions, is responsible for the nomination of directors, director compensation policy and reporting on director compensation to the Board of Directors. Executive directors may not sit on the Nomination and Compensation Committee. The members of the Nomination and Compensation Committee are Gonzalo Anes Álvarez-Castrillón (Chairman), Artur Carulla Font and Antonio Hernández-Gil Álvarez-Cienfuegos.

On March 26, 2003, the Board of Directors approved the Regulations that govern the Nomination and Compensation Committee.

4.1.5	Strategy, Investment and Competition Committee (“Comisión de Estrategia, Inversiones y Competencia”)

The Strategy, Investment and Competition Committee was created on September 25, 2002 to, among other functions, inform and make proposals to the Board of Directors regarding relevant strategic decisions and investments in and divestments of assets that require action by the Board of Directors.

The Strategy, Investment and Competition Committee is composed of a minimum of three directors appointed for a four-year term. The members of the Committee are Javier Echenique Landiribar, Juan Molins Amat and PEMEX Internacional España, S.A., represented by Luis Ramírez-Corzo Hernández.

On March 26, 2003, the Board of Directors approved the Regulations that govern the Strategy, Investment and Competition Committee.

4.1.6	Executive Committee (“Comité de Direccion”)

Effective as of January 13, 2005, Repsol YPF approved an organizational structure that simplified and rationalized the committee structures of the Company, and streamlined the decision-making process. The former Executive Committee and the Management Committee were replaced by a single Executive Committee (“Comité de Dirección”), which is charged with the tasks of defining the Group’s strategy and managing the Group’s operations, and whose members as of the date of this annual report were as follows:

Name	Position
Antonio Brufau Niubó	Chairman and Chief Executive Officer
Pedro Fernández Frial	Executive Director of Downstream
Nemesio Fernández-Cuesta Luca de Tena	Executive Director of Upstream
Jesús Fernández de la Vega Sanz	Group Managing Director of Human Resources
Jaume Giró Ribas	Group Managing Director of Communication and Head of the Chairman’s Office
Enrique Locutura Rupérez	Executive Director of Argentina, Brazil and Bolivia
Miguel Martínez San Martín	Group Managing Director of Control and Corporate Development
Fernando Ramírez Mazarredo	Group Managing Director of Finance and Corporate Services
Luis Suárez de Lezo Mantilla	General Counsel and Secretary of the Board of Directors

Cristina Sanz Mendiola (Corporate Director of Resources) attends the meetings of the Executive Committee.

The following is a summary of the business experience and areas of expertise of the members of the Executive Committee.

Antonio Brufau Niubó: Graduate in Economics by the University of Barcelona, he began his professional career at Arthur Andersen, where he became Partner and Director of Auditing. In 1988, he joined “la Caixa” as Deputy Managing Director, and from 1999 to 2004, held the position of Managing Director for the “la Caixa” Group. Appointed Chairman of the Gas Natural Group in July 1997, he served as a member of the Repsol YPF Board of Directors from 1996, until nominated Chairman and CEO of this oil company on October 27, 2004, position which he currently occupies. He is also Vice Chairman of the Gas Natural Group. During his extensive business career, Antonio Brufau has served on the Board of Directors of several companies, including Suez, Enagás, Abertis, Aguas de Barcelona, Colonial and Caixa Holding, the CaixaBank France and CaixaBank Andorra. Until December 2005, he was the only Spanish member in the Executive Committee of the International Chamber of Commerce (ICC). In July 2002, he was appointed Chairman of Barcelona’s Círculo de Economía, position he occupied until July 2005.

Enrique Locutura Rupérez: Mining Engineer (E.T.S.I.M., Madrid). In 1972 began his professional career in the Empresa Nacional del Petróleo de Tarragona, S.A., ENTASA, now part of the Grupo Repsol YPF. In 1986, after holding various posts in Technical Management with the company ENPETROL, joined Campsa as Engineering Manager, and in 1987 was appointed its Technical Director. In 1988 joined Repsol, S.A. Planning and Control Management, serving as Director of Exploration and Distribution with responsibility for planning its gas business. Since 1989 was appointed General Manager of Campsa and of CLH and since 1993, Managing Director of Repsol Química, S.A., Vice-president of Repsol Comercial and Chief Executive Officer of Petróleos del Norte, S.A. (Petronor). In 2000 he was appointed Corporate Director of Shared Services at Repsol YPF, a post he held until June 23, 2003 when he took up Chief Executive Officer of Gas Natural. Currently and from January 13, 2005, he is the Executive Director Argentina, Brazil and Bolivia for Repsol YPF.

Fernando Ramírez Mazarredo: He received his degree in Economic and Business Sciences from the University of Madrid and is a Certified Public Accountant. He has extensive experience as an auditor. He was Managing Partner of Arthur Andersen, Advisor and Vice President of the Comisión Nacional del Mercado de Valores (CNMV) and Assistant General Manager of the Caja de Ahorros y Pensiones de Barcelona. In 1996, he was appointed Assistant Managing Director of this saving bank, which position he held until becoming Group Managing Director of Finance and Corporate Services. He was also Chairman of the Spanish Financial Futures market (“Mercado Español de Futuros Financieros”) from April 2004 to June 2005.

Jaume Giró Ribas: He received his degree in Communication Sciences from the University of Navarra and a diploma in Business Administration and Management from the ESADE. He began his professional career working with the regional press in Navarra and with the La Vanguardia, a national daily newspaper. In 1987, he joined the Europa Press news agency, where he became Chief Economy Editor in Barcelona. In 1990, he began working in the business field as Communications Manager for Gas Natural SDG. In June 1991, he was appointed Director of External Relations for the Barcelona Division of Gas Natural SDG and in 1994 became Corporate Director of External Relations for the Gas Natural Group. In 1995, he was also named Head of the Chairman’s Office and in September 1996 joined the Management Committee of Gas Natural Group. Since November 2004, he has been Group Executive Director of Communication and Head of the Chairman’s Office of Repsol YPF.

Jesús Fernández de la Vega Sanz: He received his degree in Law from the Universidad Complutense of Madrid and in Comparative Law from the University of Strasbourg. He is a Technical Labor and Social Security Inspector and was Assistant General Director of Studies and Director General of Employment at the Ministry of Labor and Social Security and Member of the Economic and Social Council. In 1985, he joined the INH as Secretary General and has been Group Managing Director of Human Resources since the creation of Repsol YPF, where he has played an outstanding role in the successive integration processes that make up the Group today.

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

Miguel Martínez San Martín: He is an Industrial Engineer with a degree from the Escuela Técnica Superior de Ingenieros Industriales of Madrid who specializes in financial information systems. He was a Manager in the Audit Division in Arthur Andersen, Economic Financial Director for Elosua and Page Ibérica. In 1993, he joined Repsol YPF as Economic Financial Director of Refining and Repsol Comercial, where he has also held the position of Director of the company-owned-and-operated network, Campsared. Until becoming Group Managing Director of Control and Corporate Development, he held the position of Director of Repsol YPF’s Service Stations in Europe.

Nemesio Fernández-Cuesta Luca de Tena: Graduate in Economics and Business Studies by the Madrid Universidad Autónoma. Spanish State Economist since 1981. Extensive professional experience in the energy sector as civil servant, moving on to Repsol YPF in 1987, where among other positions, he was appointed Marketing Executive Vice president. In 1996 he was appointed Secretary of Energy and Natural Resources by the Spanish Government. He came back to Repsol YPF in 2003 holding the position of Director of Shared Services and currently, he is Executive Director of Upstream.

Pedro Fernández Frial: He is Industrial Engineer with a degree from the Escuela Técnica Superior de Ingenieros Industriales of Madrid. He began his career with the Grupo Repsol YPF in 1980, holding different technical and management positions in the Refining area. In 1992, he joined the Group’s Planning and Control Office, working in planning for the gas business. In 1994, he was named Director of Planning and Control for the Chemicals area and during 2002 and 2003 was in charge of this area. Until becoming Executive Director of Downstream in 2005, he occupied the position of Corporate Director of Planning and Control of Repsol YPF.

Cristina Sanz Mendiola: She holds a Senior Industrial Engineer degree from the Escuela Técnica Superior de Ingenieros Industriales of Madrid. She carried out her first years of professional activity in the iron and steel industry and worked thereafter for one year in Pittsburgh, Pennsylvania, at Carnegie-Mellon University, in association with the Department of Engineering and Public Policy. Later, as a member of the Corps of Industrial Engineers of the Spanish Ministry of Industry and Energy, she was appointed General Subdirector of International Industrial Relations in charge of both bilateral and European Union relations, and she participated actively in the negotiations for the incorporation of Spain in the European Economic Community. Afterwards, she was General Subdirector of Energy Planning of the Spanish Government, whose responsibilities included the areas of Environment and Research and Development. In 1994, she joined Repsol S.A. as Director of the Environmental Department and later assumed responsibility for Security and Quality. Since January 2005, she has been Corporate Director of Resources, being responsible for Engineering, Information Systems, Technology, Purchasing and Contracting, Environment and Safety, and Insurance.

Members of the Executive Committee of Repsol YPF do not serve for a predetermined term, but instead are employed for a period which is, in principle, indefinite until retirement, death or voluntary or involuntary termination.

4.1.7	Disclosure Committee (“Comité Interno de Transparencia”)

In November 2002, Repsol YPF created the Disclosure Committee to perform, among others, the following functions:

•	To direct and coordinate the establishment and maintenance of: (i) procedures for the preparation of accounting and financial information to be approved and filed by Repsol YPF or which is generally released to the markets; (ii) adequate and efficient internal control systems; and (iii) processes to identify risks to Repsol YPF’s businesses and activities that are significant and which may affect the accounting and financial information to be approved and filed.

•	To assume the functions that the laws of the United States and the SEC regulations applicable to Repsol YPF may attribute to a Disclosure Committee or Internal Committee of a similar nature, and especially those relating to the support for the certifications by Repsol YPF’s principal executive officer and principal financial officer as to the existence and maintenance by Repsol YPF of adequate procedures and controls for the generation of the information to be included in the annual report, and other information of a financial nature.

•	To take on similar functions to those stipulated in the SEC regulations for a Disclosure Committee with regard to the existence and maintenance by Repsol YPF of adequate procedures and controls regarding the preparation and content of the information to be included in the annual financial statements (to be formulated by the directors in compliance with Spanish Company Law), and any accounting or financial information to be filed with the Spanish stock market authorities (“Comisión Nacional del Mercado de Valores”), the Argentine stock market authorities (“Comisión Nacional de Valores de Argentina”) and other regulators of the stock markets on which Repsol YPF’s stock is traded.

•	To review and supervise Repsol YPF’s procedures for the preparation and presentation of, among others, the following information: (i) official notices to the Spanish stock market authorities, the SEC, the Argentine stock market authorities, and other regulators of the stock markets on which Repsol YPF’s stock is traded; (ii) interim financial reports; (iii) press releases containing financial data or any other information relevant to the shareholders; (iv) general communications to the shareholders; and (v) presentations to analysts, investors, rating agencies and lending institutions.

•	To formulate proposals for a “Code of Ethics” and an “Internal Code of Conduct on the Stock Markets” that follows applicable rules and regulations or any other standards deemed appropriate.

The Disclosure Committee is composed of the Economic and Administration Director who is the Chairman of the Committee, the Legal Services Corporate Director who acts as the Secretary of the Committee, the Corporate Audit Director, the Internal Control and Accounting Policies Director, the Investor Relations Director, the Corporate Governance Affairs Director, a representative of the Corporate Division of Communication and Head of the Chairman’s Office, a representative of the Corporate Division of Control and Corporate Development, a representative of the Corporate Division of Human Resources, a representative of the Business Division of Upstream, a representative of the Business Division of Downstream and a representative of the Business Division of Argentina, Brazil and Bolivia.

Compliance with NYSE Listing Standards on Corporate Governance

On November 4, 2003, the SEC approved rules proposed by the New York Stock Exchange (NYSE) that are intended to strengthen corporate governance standards for listed companies. NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements. The NYSE rules, however, require that non-U.S. companies disclose any significant ways in which their specific corporate governance practices differ from U.S. companies under the NYSE listing standards. In compliance therewith, the following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards.

Independence of the Directors on the Board of Directors

In accordance with the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not regulate the types of directors nor, for that matter, the indispensable requirements to determine their independence. However, the Bylaws and the Regulations of the Board of Directors of Repsol YPF, following international market practice and the principles and recommendations of the “Olivencia Report” and the “Aldama Report”, establish, at least, three classes of directors: executive directors, directors nominated by an individual shareholder based on the extent of his/her shareholding (“dominical directors”), and independent directors. The following persons may not be nominated or designated as independent outside directors:

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

Independence of the Directors on the Audit Committee

In accordance with the NYSE corporate governance rules, since July 31, 2005, all members of the audit committee must be independent. Independence, as required by the NYSE corporate governance rules, is determined in accordance with highly detailed rules promulgated by the NYSE. Furthermore, since July 31, 2005, all members of the audit committee must be independent in accordance with Rule 10A-3 under the Securities Exchange Act of 1934. All members of the Audit and Control Committee of the Board of Directors of Repsol YPF are independent in accordance with Rule 10A-3. The Audit and Control Committee of the Board of Directors of Repsol YPF is composed of four independent directors (as defined in the Regulations of the Board of Directors). The Spanish norm (Law 44/2002, of 22 of November) establishes that the composition of the Audit and Control Committee must be a majority of non-executive directors. Nevertheless, in accordance with the Bylaws and the Regulations of the Audit and Control Committee, executive directors, as defined in the Bylaws and the Regulations of the Board of Directors, may not be members of this committee. See “—Directors and Officers of Repsol YPF—The Audit and Control Committee (“Comisión de Auditoría y Control”).”

Compensation and Nomination Committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Spanish law, these committees are not required, though there is a non-binding recommendation for listed companies in Spain to have these committees and for them to be composed of a majority of non-executive directors. Repsol YPF satisfies this non-binding recommendation, in as much as it has a Nomination and Compensation Committee and, according to the Regulations governing such Committee, is comprised of non-executive directors. See “—Directors and Officers of Repsol YPF—Nomination and Compensation Committee (“Comisión de Nombramientos y Retribuciones”).”

Separate Meetings for Independent Directors

In accordance with NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this practice is not contemplated and as such, the independent directors on the Board of Directors of Repsol YPF do not meet outside of the presence of the executive directors or shareholder-nominated directors.

4.2	Remuneration of Directors and Officers

Remuneration of the Board of Directors

Remuneration for membership on the Board of Directors

Pursuant to Repsol YPF’s Bylaws, an amount equivalent to 1.5% of Repsol YPF’s annual net income may be allocated to remuneration of members of the Board of Directors. This amount may be allocated only after legal reserves, a minimum dividend of 4% and other required amounts have been paid.

In compliance with the established system and as approved by the Nomination and Compensation Committee, the payments made for the membership in each of the Group’s management bodies in 2005 and 2004, were as follows:

	2005	2004
	(euro)
Management body
Board of Directors	154,650	147,285
Delegate Committee	154,650	147,285
Audit and Control Committee	38,662	36,821
Strategy, Investment and Competition Committee	38,662	36,821
Nomination and Compensation Committee	38,662	36,821

The amount of remuneration accrued in 2005 and 2004 by members of the Board of Directors by reason of their membership thereof amounted to €3.49 million and €3.61 million, respectively. The following table provides details on accrued remuneration in 2005:

	Remuneration for Membership on the Board of Directors
	Board of Directors	Executive Committee	Audit and Control Committee	Nominating and Compensation Committee	Strategy, Investment and Competition Committee	Total
	(euro)
Antonio Brufau Niubó	154,650	154,650	—	—	—	309,300
Luis Suárez de Lezo Mantilla(1)	154,650	154,650	—	—	—	309,300
Juan Molins Amat	154,650	154,650	—	—	38,662	347,962
Antonio Hernández-Gil Alvarez-Cienfuegos	154,650	154,650	—	38,662	—	347,962
Enrique de Aldama y Miñón	154,650	154,650	—	—	38,662	347,962
Gonzalo Anes Alvarez Castrillón	154,650	—	—	38,662	—	193,312
Manuel González Cid(2)	64,437	64,437	—	—	—	128,874
Ricardo Fornesa Ribó	154,650	154,650	—	—	—	309,300
Gregorio Villalabeitia Galarraga(2)	64,437	—	—	16,109	—	80,546
Marcelino Oreja Aguirre	154,650	—	38,662	—	—	193,312
Ignacio Bayón Mariné	154,650	—	38,662	—	—	193,312
Carmelo de las Morenas López	154,650	—	38,662	—	—	193,312
Jorge Mercader Miró(3)	154,650	—	35,441	3,222	—	193,313
PEMEX Internacional España, S.A.	154,650	154,650	—	—	38,662	347,962

(1)	On February 2, 2005, the Board of Directors of Repsol YPF, S.A. accepted the resignation of Mr. Ramón Blanco Balín and appointed Mr. Luis Suárez de Lezo Mantilla as a Board member.
(2)	Resigned on June 2, 2005.
(3)	Resigned as a member of the Audit and Control Committee on November 30, 2005 and become a member of the Nomination and Compensation Committee on the same day.

On December 29, 2005, Ms. Paulina Beato and Mr. Henri Phillipe Reichstul became members of the Board of Directors, but did not receive any remuneration for 2005.

In addition:

•	The members of the Board of Directors of Repsol YPF have not been granted any loans or advances by any Group company, jointly controlled entity or associate.

•

No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the Board of Directors, except in the case of the Chairman and Chief

Executive Officer, whose remuneration is governed by the obligations provided for in his service contract, and of the member of the Board of Directors, who also exercises executive functions (the Executive Director of Legal Affairs and Secretary of the Board), to whom the obligations as are contracted for other executive officers exist. In both cases, the pension obligations are defined benefit obligations the cost of which is disclosed in the following paragraph.

Remuneration for Management Functions

The remuneration of all kinds (monetary remuneration, compensation in kind and contributions to pension plans and life and retirement insurance policies) earned in 2005 by the Board members who had an employment relationship with or discharged executive duties at the Group in 2005 (Mr. Antonio Brufau, Mr. Luis Suárez de Lezo and Mr. Ramón Blanco) and during the period which they belonged to the Board, totaled €4.859 million.

Chairman and Chief Executive Officer Mr. Antonio Brufau does not participate in any of the incentive programs in force at this time.

Remuneration for Membership on the Board of Directors of Affiliated Companies

The amount of remuneration accrued in 2005 and 2004 by members of the Board of Directors of Repsol YPF, for their membership in the Board of Directors of Group companies, jointly controlled entities or associates, totaled €0.422 million and €0.92 million, respectively. The following table shows details of the remuneration received from each company:

	YPF	Gas Natural	Enagas	CLH	Total
	(euro)
Antonio Brufau Niubó	83,126	209,091	—	—	292,217
Luis Suarez de Lezo Mantilla(1)	—	—	—	26,078	26,078
Ramón Blanco Balín(1)	16,717	19,091	3,214	—	39,022
Antonio Hernández-Gil Álvarez-Cienfuegos	25,168	—	—	—	25,168
Gregorio Villalabeitia Galarraga(2)	—	40,000	—	—	40,000

(1)	On February 2, 2005, the Board of Directors of Repsol YPF, S.A. accepted the resignation of Mr. Ramón Blanco Balín and appointed Mr. Suárez de Lezo Mantilla as a member of the Board of Directors.
(2)	Resigned on June 2, 2005.

From Civil Liability Insurance Premiums

The members of the Board of Directors are covered by the same civil liability policy that insures all managers and management personnel of the Repsol YPF Group.

Indemnities to Members of the Board of Directors

In 2005, no member of the Board of Directors received any indemnity payment from Repsol YPF.

Transactions with Members of the Board of Directors

The members of the Board of Directors of Repsol YPF did not perform any transaction other than in the normal course of business or other than on an arm’s-length basis with Repsol YPF or with Group companies in 2005.

Except as detailed in Appendix II to the Consolidated Financial Statements, none of the members of the Board of Directors have ownership interests or hold participations in companies engaging in an activity that is identical, similar or complementary to the activity constituting the corporate purpose of Repsol YPF, and none of them have performed, as independent professionals or as employees, activities that are identical, similar or complementary to the activity that constitutes the corporate purpose of Repsol YPF.

Remuneration of Senior Management

The information in the following section relates to the 19 persons who are or were members of the senior management of the Group in 2005, excluding, unless stated otherwise, those who are also members of Repsol YPF’s Board of Directors.

Wages and Salaries

Senior management receives fixed and variable remuneration, the latter of which consists of an annual bonus calculated as a specific percentage of the fixed remuneration, earned on the basis of the degree to which certain targets are met and, where appropriate, payments due under the multi-year incentive plan.

The total remuneration earned in 2005 by members of the Senior Management who form or formed part of the Executive Committee, during the period in which they belonged to the Committee, amounted to €6.510 million, broken down as follows:

2005
(euro)
Salary	4,864,097
Attendance fees(1)	282,399
Variable remuneration(2)	960,918
Compensation in kind	402,387

Total	6,509,801

(1)	Relating to the remuneration paid to the members of the Executive Committee in their capacity as members of the Board of Directors of the Repsol YPF Group companies.
(2)	Including the remuneration paid as a result of the exercise of the rights under the 2002-2006 incentive plan.

The total remuneration earned by former members of the senior management of Repsol YPF until leaving Repsol YPF or being assigned to other duties amounted to €2.548 million in 2005.

In 2004, the total remuneration earned by members of the senior management who formed part of the former Executive Committee, excluding persons who also were members of the Board of Directors, amounted to €3.835 million and the total remuneration earned by member of the senior management who formed part of the former Management Committee, excluding persons who also were members of the Board of Directors, amounted to €4.932 million.

Incentives

There are several loyalty programs aimed at the Group’s management whose purpose is to strengthen management’s ties to the interests of the stockholders and to retain the most talented managers in an increasingly competitive labor environment. See “—Employees—Medium and Long-term Incentives.”

In 2005 the following provisions were recognized for members of senior management, including those who are members of the Board of Directors, with executive responsibilities, in relation to incentive plans in force:

•	2003-2006 incentive plan: €0.3 million.

•	2004-2007 incentive plan: €0.4 million.

•	2005-2008 incentive plan: €0.6 million.

Loyalty Premium

The Group also has a deferred compensation plan for senior management whose purpose is to compensate management for remaining in the Repsol YPF Group. For each employee included in the plan, the Group provides a specific percentage of their fixed compensation. The premium is paid only if the employee remains a management employee for at least 30 years, retires, is unduly dismissed or leaves Repsol YPF at Repsol YPF’s request without cause for dismissal. The amount recognized for this item for senior management, including members of the Board of Directors with management responsibilities, during 2005 amounted to €2.936 million.

Pension Fund and Insurance Premiums

In 2005, the amount of contributions made by the Group with respect to the mixed defined contribution plans adapted to the Pension Plans and Funds Act maintained in respect of management personnel, together with the amount of premiums paid for life and accident insurance, amounted to €0.321 million (this amount is included in the amounts shown above under “—Wages and Salaries”).

Senior management personnel are covered by the same civil liability policy that covers all managers and directors of the Repsol YPF Group.

Advances and Loans

At December 31, 2005, Repsol YPF had granted loans to members of senior management amounting to €0.339 million, which bore average interest of 2.80% in 2005. All such loans were granted before 2003.

Indemnity Payments to Executives

In 2005, the following members of the former senior management left Repsol YPF’s employ: Mr. Ramón Blanco, Mr. Miguel Ángel Remón, Mr. Alfonso Ballestero, Mr. Jorge Segrelles, Mr. Fernando Cid, Mr. Manuel Guerrero and Mr. Juan Pedro Maza. The indemnity payments made to these individuals amounted to €37.872 million, which includes the amounts paid as long-service bonuses.

4.3	Share Ownership of Directors and Officers

The total number of shares owned by the members of the Board of Directors according to the latest information available to Repsol YPF was 58,799, which represents 0.0048 % of the capital stock of Repsol YPF.

	Number of shares owned	Number of shares indirectly held	Total shares	% total shares outstanding	Nominating shareholder	Number of shares owned by nominating shareholder
						No.(1)%
Antonio Brufau Niubó	17,771	—	17,771	0.001	—	—	—
Ricardo Fornesa Ribó(3)	100	—	100	0.000	La Caixa	111,106,507	9.101
Gonzalo Anes Álvarez Castrillón	2,000	—	2,000	0.000	—	—	—
Ignacio Bayón Mariné	7,050	—	7,050	0.001	—	—	—
Paulina Beato Blanco	100	—	100	0.000	—	—	—
Artur Carulla Font	—	—	—	—	—	—	—
Javier Echenique Landiribar	—	17,200	17,200	0.001	—	—	—
Antonio Hernández-Gil Álvarez-Cienfuegos	—	—	—	—	—	—	—
Jorge Mercader Miró(3)	50	—	50	0.000	La Caixa	111,106,507	9.101
Carmelo de las Morenas López	7,376	—	7,376	0.001	—	—	—
Marcelino Oreja Aguirre	5,436	—	5,436	0.000	—	—	—
PEMEX Internacional España, S.A.(2)	1	—	1	0.000	PEMEX	58,955,269	4.83
Henri Philippe Reichstul	50	—	50	0.000	—	—	—
Luis Suárez de Lezo Mantilla	1,665	—	1,665	0.000	—	—	—

(1)	According to the latest information available to Repsol YPF.
(2)	The beneficial owner of these shares is Petróleos Mexicanos, the sole shareholder of PEMEX Internacional España, S.A.
(3)	Nominated for membership by Caja de Ahorros y Pensiones de Barcelona (“La Caixa”). In addition, La Caixa has a 67.6% interest in Repinves, which holds a 5.02% interest in Repsol YPF.

The members of the Executive Committee of Repsol YPF together own less than 1% of the outstanding shares of Repsol YPF. As of the latest practicable date, the total amount of voting securities owned, directly or indirectly, by the directors and officers of Repsol YPF as a group was 86,690 ordinary shares, or 0.0071% of the total number of ordinary shares of Repsol YPF issued and outstanding.

4.4	Employees

As of December 31, 2005, Repsol YPF had 35,909 employees. The figures in the tables below include the employees of Gas Natural according to the applicable percentage of consolidation as at December 31 of each year (27.1% in 2003, 30.8% in 2004 and 30.8% in 2005). The figures for the average number of employees in the tables below are consistent with the consolidation criteria applied, consolidating the percentage participation held by Repsol YPF in each of the months of each of the years.

The following tables provide a breakdown of Repsol YPF’s employees by business segment as well as by geographic area, as of December 31, 2005, 2004 and 2003.

	2005	2004	2003
Employees by business segment
Exploration and Production	3,018	2,371	2,328
Refining and Marketing	22,867	21,898	20,529
Chemicals	3,208	2,546	2,541
Gas and Electricity	2,192	3,797	3,283
Other	4,624	2,725	2,440

Total	35,909	33,337	31,121

	2005	2004	2003
Employees by geographic area
Spain	18,213	17,175	16,197
ABB	12,696	11,897	11,580
Rest of the World	5,000	4,265	3,344

Total	35,909	33,337	31,121

The average number of Repsol YPF Group employees for the last three years, by category was as follows:

	2005	2004	2003
Employees by professional categories
Officers	297	284	278
Middle Management	1,837	1,602	1,720
Technicians	13,304	11,782	11,087
Administrators	2,520	2,358	2,461
Operations staff	17,282	16,350	15,098

Total	35,239	32,376	30,644

The following table provides a breakdown of the average permanent and temporary employees of Repsol YPF for the last three years:

	2005	2004	2003
Permanent and temporary employees
Permanent	30,837	28,364	26,948
Temporary	4,401	4,012	3,696

Total	35,239	32,376	30,644

In Spain, the Repsol YPF Group has established a framework of labor relations with the most represented unions, summarizing their obligations in a framework agreement. The Third Master Agreement signed in February 2003, which covers approximately 13,600 employees, was in effect until December 31, 2005 and contained provisions relating to the initiation of programs related to equal opportunities, recognition of common law spouses in connection with health assistance benefits, licenses and transfers, conciliation of the family life with the professional life, and employment stability.

In view of the end of the term of the Third Master Agreement, in the last part of 2005, Repsol YPF has started to prepare negotiations for the Fourth Master Agreement. Completion is expected during 2006.

In Argentina, there are three collective bargaining agreements covering 3,600 employees active in refining, production, service stations and LPG. With regard to refining, production and service stations, the collective bargaining agreements, which only apply to YPF, were signed in 2004, with a term expiring on December 31, 2006. The employees covered by these agreements are represented by the Federation of United Oil and Hydrocarbon Unions (SUPEH).

The collective bargaining agreement covering LPG employees is binding on the various LPG fractioning companies and remained in force until June 2006. The agreement was signed by the Argentine Private Oil and Gas Federation (FASP & GP), which represents the employees of Repsol YPF Gas S.A., and the Chamber of Argentine Liquefied Gas Companies (CEGLA), of which Repsol YPF Gas S.A. is a member. Currently, the renewal of the agreement is being negotiated and, in view of the progress made, the completion of the negotiations is expected soon.

YPF employees are primarily represented by the SUPEH (Federación de Sindicatos Unidos Petroleros e Hidrocarburíferos). Repsol YPF Gas’ employees are primarily represented by the FASP and G.P. (Federación Argentina Sindical del Petróleo y Gas Privados).

Repsol YPF’s labor-related costs for the past three years have been as follows:

	2005	2004	2003
	(millions of euro)
Labor-related costs
Salaries	1,134	920	830
Benefits	408	316	281

Total	1,542	1,236	1,111

Average cost per employee (euro)	43,758	38,161	36,279

Operating expenses in connection with labor force restructuring were €31.1 million in 2005 and €76 million in 2004. Repsol YPF recorded labor force restructuring provisions of €6 million and €9 million in 2005 and 2004, respectively.

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

In 2005 and 2004, the total annual cost to Repsol YPF of maintaining these plans were €30 million and €26 million, respectively.

Maxus Energy Corporation (a YPF subsidiary) has a number of trustee noncontributory pension plans covering substantially all full-time employees. The benefits provided by these plans are based on the number of years of employment and the remuneration earned during those years. Maxus Energy Corporation has other noncontributory pension plans for executive officers, select key employees and former employees of the Maxus Group. The basis of calculation of the contributions are at a discount rate of 5.75%, weighted rate of a return of assets of 9%, weighted for rate of increase of compensations 5.5%, and the Table of Mortality UP-94. Maxus Energy Corporation also grants benefits for health care, life insurance and other social benefits to some of its employees who retire early. The amounts payable accrue over the employee’s years of service. In relation to these programs, in 2005 and 2004, an expense of €4 million and 6 million, respectively, was recorded to cover the shortfall between the existing provision and the guaranteed benefits.

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

Incentive Plan 2002-2006:

Qualification for the following incentive payments is tied to the beneficiary remaining at the Group’s service on each of the dates on which the rights are exercisable. The plan beneficiaries are entitled to compensation in cash on the basis of the appreciation of Repsol YPF shares in the Spanish stock markets based on specific values and the number of shares received. This plan does not award any right to shares or options of Repsol YPF to the beneficiaries.

The amount to be granted to the beneficiaries of this plan, which do not include members of the senior management team as defined in the Spanish Corporations Law consists of two tranches as set out below:

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

From March 1, 2006, the beneficiaries are able to exercise any rights not already exercised. These rights are exercisable through December 2006.

In December 31, 2005, the beneficiaries conserved the rights over a total of 1,495,024 first-tranche shares and 1,699,388 second-tranche shares.

Repsol YPF recorded a liability in the amount of €23 million and €12 million at December 31, 2005 and 2004, respectively, in accordance with the calculation of a reasonable valuation of this incentive plan, pursuant to the calculation and hypothesis methods applied in the calculation. Accordingly, Repsol YPF recorded a total cost of €24 million at December 31, 2005. Furthermore, the purchase options described in Note 38 of the Consolidated Financial Statements were agreed upon.

Incentive Plans 2003-2006, 2004-2007 and 2005-2008

The incentive plans 2003-2006, 2004-2007 and 2005-2008 are tied to medium-/long-term objectives. They are independent of each other but their main characteristics are the same. All three are specific multi-annual remuneration plans covering the years stated. Each plan is tied to Repsol YPF attaining a series of strategic objectives. Fulfillment of the respective objectives entitles the beneficiaries of each plan to receive an amount of variable remuneration at medium term in the first quarter of the year following the last year of the plan. However, in each case, receipt of this incentive payment is tied to the beneficiary remaining in Repsol YPF’s employ until December 31 of the last year of the plan, except in the special cases envisaged in the terms and conditions of the related plan.

In the first two cases (2003-2006 and 2004-2007 incentive plans), the multi-annual incentive payment, if received, will consist of an amount tied to the fixed remuneration for the year the incentive is granted, to which a variable coefficient will be applied on the basis of the extent to which the objectives set are achieved.

In the last case (2005-2008 incentive plan), the payment, if received, will consist of an amount determined at the time the incentive is granted, to which a first variable coefficient will be applied on the basis of the extent to which the objectives set are achieved, which will be multiplied by a second variable coefficient tied to the beneficiary’s performance over the period covered by the plan.

None of the three plans involves the delivery of shares or options to the beneficiaries and the incentive payments are not tied to the value of Repsol YPF’s shares.

Provisions of €13 million and €8 million were charged to income in 2005 and 2004, respectively, to meet the obligations arising from these plans (these amounts include those relating to members of the Board of Directors and senior management described in “—Remuneration of Directors and Officers”).

5.	Major Shareholders and Related Party Transactions

5.1	Major Shareholders of Repsol YPF and Restrictions on Certain Transactions

5.1.1	Major Shareholders in 2005

In accordance with the latest information available to Repsol YPF, Repsol YPF’s major shareholders beneficially owned the following number of ordinary shares of Repsol YPF:

La Caja de Ahorros y Pensiones de Barcelona (“La Caixa”). La Caixa holds 14.123% of the shares of Repsol YPF (172,421,922 shares) through La Caixa Holdings 9.101% (111,106,507 shares) and Repinves 5.022% (61,315,415 shares).

Repinves. Repinves, which is jointly owned by La Caixa (67.6%) and Caja de Cataluña (32.4%), holds 5.022% (61,315,415 shares).

Petróleos de México. Petróleos de México holds its 4.83% interest (58,955,269 shares) in Repsol YPF through Repcon Lux, S.A. and Pemex Internacional España, S.A.

Chase Nominees LTD. Chase Nominees LTD has a 10.086% interest (123,135,736 shares) in Repsol YPF.

State Street Bank. State Street Bank has a 5.61% interest (68,539,002 shares) in Repsol YPF.

Capital Group International(1). Capital Group International has a 5.38% interest (65,731,020 shares) in Repsol YPF.

(1)	On December 30, 2005, Capital Group International, Inc. (“CGII”) filed with the SEC a Schedule 13G reporting beneficial ownership of 5.4% of the issued and outstanding shares of Repsol YPF, certifying that CGII does not have investment power or voting power over any of such shares

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”). On June 12, 2006, BBVA notified the CNMV and the SEC that it sold its stable 5.04% interest in Repsol YPF (61,500,000 shares) to finance strategic investments. Following the sale of the shares in Repsol YPF, BBVA no longer holds a stable interest in Repsol YPF.

5.1.2	Restrictions in the Event of Certain Transactions

Royal Decree-Law 4/2006 expanded the functions of the Spanish National Energy Commission (“Comisión Nacional de Energía”). Under the Royal Decree-Law 4/2006, prior administrative authorization must be sought for certain acquisitions or investments in companies that engage in regulated activities or activities that, although not regulated in the strict sense, are subject to significant oversight by administrative bodies in Spain. In light of the fact that to date the Spanish National Energy Commission has not published guidance on how it will apply Royal Decree-Law 4/2006, the extent to which Royal Decree-Law 4/2006 applies to, and the impact such Decree-Law might have on, Repsol YPF and its affiliates is unclear. There is no precedent of a decision of the Spanish National Energy Commission relating to the application of Royal Decree-Law 4/2006 to companies in the liquid hydrocarbons sector.

See Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain.”

5.2	Related Party Transactions

Transactions with Major Shareholders

Repsol YPF performs transactions with related parties on an arm’s-length basis. Such transactions include the following transactions with major shareholders in 2005:

(a) La Caixa d’Estalvis i Pensions de Barcelona (“La Caixa”)

•	Interest rate hedging transactions amounted to €625 million.

•	Foreign currency purchase and sale transactions amounted to €500 million.

•	The average bank balances and financial investments in 2005 amounted to €104 million and generated finance income of €2.9 million.

•	Repsol YPF was granted loans and credit facilities amounting to €33 million, on which it incurred finance costs of €2 million. The credit facility limit is €127 million.

•	In 2005, the guarantee facility gave rise to a cost of €0.35 million for Repsol YPF. The facility limit is €166 million.

•	The costs of bank commissions and fees amounted to €17 million, which includes fixed-income securities transaction placement costs.

•	The cost of renting transactions amounted to €1 million in 2005.

•	At December 31, 2005, La Caixa had issued 274,750 Repsol Visa credit cards, 513 of which are used as corporate cards by Repsol YPF Group employees.

•	The dividends paid to La Caixa in 2005 amounted to €109 million, including those received through Repinvés.

•	Sales of products to La Caixa group companies amounted to €0.01 million.

•	Purchases of property, plant and equipment and non-current financial assets from La Caixa group companies amounted to €0.6 million and €1.3 million, respectively.

•	Services amounted to €1.7 million were received from La Caixa group companies.

•	Operating lease transactions amounted to €0.7 million.

•	Contributions to pension plans and life insurance schemes amounted to €1.6 million.

(b) Banco Bilbao Vizcaya Argentaria (BBVA)

•	Interest rate hedging transactions amounted to €1,541 million.

•	Foreign currency hedging transactions amounted to €80 million.

•	Foreign currency purchase and sale transactions amounted to €6,929 million.

•	The average bank balances and financial investments in 2005 amounted to €769 million and generated finance income of €24 million.

•	Repsol YPF was granted loans and credit facilities amounting to €156 million on which it incurred finance costs of €2.2 million. The credit facility limit is €688 million.

•	In 2005, the guarantee facility gave rise to a cost of €0.4 million for Repsol YPF. The facility limit is €343 million.

•	The costs of bank commissions and fees amounted to €13 million, which includes fixed-income securities transaction placement costs.

•	The cost of renting transactions amounted to €0.4 million in 2005.

•	At December 31, 2005, BBVA had issued 430,285 Repsol Visa credit cards, 4,081 of which are used as corporate cards by Repsol YPF Group employees.

•	The dividends paid to BBVA in 2005 amounted to €42 million.

•	Sales of products to BBVA group companies amounted to €0.03 million.

•	Indemnity payments amounted to €0.03 million.

•	Contributions to pension plans and life insurance schemes amounted to €8.9 million.

(c) Petróleos Mexicanos

•	The Group recognized purchases of products from Pemex Group companies amounting to €1,495 million.

•	Sales of products to Pemex Group companies amounted to €137 million.

•	Interest rate hedging transactions amounted to €2.2 million.

•	The dividends paid to Petróleos Mexicanos in 2005 amounted to €25 million.

•	The income recognized from the provision of services amounted to €73 million.

(d) Repinvés

•	The dividends paid to Repinvés in 2005 amounted to €10 million, excluding those relating to La Caixa.

Transactions with Repsol YPF Group companies

The transactions performed by Repsol YPF with its Group companies, and by the Group companies among themselves, form part of Repsol YPF’s ordinary business activities in terms of their purpose and terms and conditions. Sales to related parties are performed in accordance with the policies described in Note 3.23 to our Consolidated Financial Statements.

All material balances, transactions and profits between fully consolidated companies were eliminated on consolidation. All accounts receivable and payable, income, expenses and profits derived from transactions with proportionately consolidated companies were eliminated in proportion to the share capital of such companies owned by the Group. Transactions with companies accounted for using the equity method were not eliminated on consolidation.

The most significant transactions performed with Group companies and not eliminated on consolidation relate to loans granted and received in the ordinary course of business. The consolidated balance sheet at December 31, 2005, includes €417 million in assets and €9 million in liabilities in connection with these transactions. The consolidated income statement includes €30 million of finance income and €0.2 million of finance costs arising from loans to and from Group companies, respectively, and not eliminated on consolidation.

In addition, Repsol YPF Group companies have provided guarantees for transactions of their Group companies although the related risks were not included in the balance sheet through consolidation. The amounts and details of these guarantees are disclosed in Note 37 to our Consolidated Financial Statements.

Transactions with Repsol YPF Group Directors and Officers of Repsol YPF

The transactions performed by Repsol YPF with the Group’s Directors and Officers in 2005 are detailed in Note 34 to our Consolidated Financial Statements.

5.3	Interest of Management in Certain Transactions

At December 31, 2005, loans by Repsol YPF to its senior management totaled approximately €0.339 million and bore interest at an average rate of 2.80%. All such loans were granted before 2003.

6.	Financial Information

6.1	Financial Information

See Section 14 for the Consolidated Financial Statements.

6.2	Legal Proceedings

Repsol YPF does not believe that, to the best of its knowledge there are any legal or other proceedings pending to which Repsol YPF or any of its subsidiaries is a party or of which any of their property is subject, which, individually or in the aggregate could reasonably be likely to result in a material adverse effect on Repsol YPF’s business, financial condition or results of operations.

A provision totaling €337 million and €233 million as of December 31, 2005 and 2004, respectively, has been recorded. The most significant legal proceedings are described in the following paragraphs:

United States

The following list is a brief description of certain potential environmental and other liabilities of Maxus Energy Corporation (“Maxus”, a subsidiary of YPF which became an indirect subsidiary of Repsol YPF following the acquisition of YPF) which relate mainly to the 1986 sale of the former chemicals subsidiary of Maxus, Diamond Shamrock Chemicals Company (“Chemicals”), to a subsidiary of Occidental Petroleum Corporation (“Occidental”). Under the shares sale and purchase agreement executed on occasion of the sale, Maxus assumed certain liabilities relating to past operations of Chemicals. Tierra Solutions Inc. (“Tierra”, a subsidiary of YPF) has taken on practically all of Maxus’ former obligations to Occidental in relation to Chemicals.

At December 31, 2005, Repsol YPF, through YPF Holdings Inc., had recorded provisions for approximately US$95 million (€80 million) to cover all significant risks relating to the environmental liabilities taken on under the shares sale and purchase agreement. Repsol YPF considers such provisions to be sufficient to cover all the significant risks until such risks can be reasonably estimated. However, changes in the current circumstances, including the disclosure of damage to the environment could increase the liabilities in the future.

•	Newark, New Jersey. Tierra, on behalf of Occidental, is performing various works and conducting various studies and developments relating to the former agrochemical plant of Chemicals in Newark, including Passaic River and Newark Bay. At December 31, 2005, the provision recorded to cover these activities amounted to US$18 million (€15 million).

The public prosecutor’s office of New Jersey on behalf of the environmental protection authorities of New Jersey (the “Complainants”) have filed suit before the State Supreme Court against Occidental Chemical Corporation, Tierra, Maxus, Repsol YPF, YPF, YPF Holdings Inc. and CLH Holdings (the “Defendants”). Upon request of the Defendants, the matter has been forwarded to the competent federal courts of New Jersey. The Complainants allege infringements of the Spill Compensation and Control Act and of the Water Pollution Control Act, damages to public property, and violations in relation to a site in Newark, New Jersey. The Complainants ask to have all Defendants held liable for cleaning up the Passaic River and Newark Bay for the following unspecified amounts: (i) costs incurred in the lawsuit, (ii) costs of restoring the property, (iii) losses relating to the alleged pollution of the river and reduction in property value, (iv) costs of evaluating, restoring and replacing the damaged natural resources, and (vi) expenses incurred by the State of New Jersey relating to the alleged pollution of the River. Furthermore, they claim punitive damages alleging that these are not time-barred.

Considering all relevant facts and circumstances, we believe that the risk that we will have to pay indemnification in respect of these proceedings in the current year is remote.

•	Hudson County, New Jersey. In June 2004, the DEP stated its intention to conduct tests on the sediments in a portion of the Hackensack River near the former Chemicals plant in Kearney. Tierra and other interested parties are holding conversations with the DEP in relation to this matter.

On May 3, 2005, the DEP undertook two actions relating to chromium sites in Hudson and Essex Counties. First, it issued a directive to former chromium producers, including Maxus and Occidental, ordering these entities to clean up the waste generated by the processing of chromium ore at three sites in the city of Jersey and to conduct a study by paying the DEP a total of US$20 million (€17 million). Secondly the DEP filed a complaint at the State courts claiming, inter alia, the clean-up of various sites where similar waste supposedly exists, the reimbursement of previous costs and, in relation to 18 sites, significant damages. Repsol YPF deems both the directive and the complaint to lack substantial grounds with respect to Maxus and/or Occidental. The parties have initiated preliminary conversations with a view to reaching an agreement.

At December 31, 2005, the provision recorded in this connection amounted to US$24.8 million (€20.9 million).

•

Painsville, Ohio. Tierra, on behalf of Occidental, is conducting remediation research and studies, and performing other work relating to the former Chemicals manufacturing facilities in Painsville. In general, this work relates to the Director’s Final Findings and Order (the “Order”) issued by the Ohio Environmental Protection Agency (the “OEPA”). The OEPA approved some of the work, including the remediation of a former cement plant and of an aluminum foundry. Other work is being performed with a real estate agent for the possible development of a part of the site. At December 31, 2005 the provision recorded for the estimated share in the research, studies and work costs amounted to US$12.5 million (€10.6 million).

•	Greens Bayou, Texas. Following the resolution of a complaint filed by the Port of Houston, the defendants submitted their relevant liabilities to arbitration. The initial award required Maxus and Tierra, on behalf of Occidental and as the successors of Chemicals, to pay the remaining defendants approximately US$26 million (€22.0 million), plus any interest, and to pay approximately 70% of certain future remediation costs. In relation to the first part of the award, Maxus and Tierra paid approximately US$28 million through a fiduciary account in December 2004. Maxus and Tierra have requested a review of the initial (€23.7 million)award, as part of the arbitration process and, independently, have appealed the award at court. At December 31, 2005, the provision recorded in this connection amounted to US$26.3 million (€22.3 million). In December 2005, the defendants have reached a preliminary agreement to resolve the matter. The agreement was finalized in January 2006.

•	Miscellaneous. Other situations with an impact on Tierra and Maxus include, most notably, the following:

Occidental, as the successor of Chemicals, has been designated the potentially responsible party for certain third-party sites where hazardous substances from Chemicals operations supposedly ended up. No estimate can be given at this time of the costs that could be incurred by Chemicals in relation to some of these sites. Provisions have been recorded for US$3.1 million (€2.6 million) for the estimated costs relating to some of the other sites.

A subsidiary of Occidental filed suit at a court in Ohio requesting a ruling on the parties’ right in connection with the obligations for certain costs supposedly relating to the Chemicals plant in Ashtabula, Ohio, as well as other costs. The parties have initiated conversations with a view to reaching an agreement.

In 2002, a subsidiary of Occidental filed suit against Maxus and Tierra at a court in Dallas, Texas requesting a ruling on the obligation of Maxus and Tierra to defend and indemnify Occidental in relation to certain past obligations of Chemicals deriving from the manufacture of products, notwithstanding the fact that (i) the shares sale agreement stipulates a 12-year limit on defense and indemnities in relation to most of the lawsuits and (ii) Tierra is not a party to that agreement. This matter will be submitted to judgment during the first quarter of 2006.

There are other sites and matters in relation to which Maxus agreed to defend Occidental, as the successor of Chemicals. Nonetheless, none of these sites or matters is expected to have a material adverse effect on the financial position of Repsol YPF.

With respect to the environmental contingencies in the United States and to the extent they relate to the companies of the Repsol YPF Group which have no direct relation to the Maxus sub-group, we believe the possibility that we will be liable for the aforementioned environmental contingencies is remote. Maxus acquired YPF after the environmental incidents had occurred and Repsol YPF acquired YPF even thereafter. The remedial actions in which Tierra was involved by the US authorities were carried out completely independent from the Repsol YPF Group, since, from the beginning, these actions concerned rights of third parties by virtue of contractual indemnities which were assumed by other companies before Repsol YPF acquired a participation in these companies, as mentioned above. Consequently, even though legal actions relating to these environmental problems were brought against YPF and Repsol YPF for the first time (in particular, the action brought by the prosecutor’s office of New Jersey), we presented motions to dismiss the claims against YPF and Repsol YPF for lack of jurisdiction on both procedural and substantive grounds. We can, however, not exclude the possibility that YPF and Repsol YPF will remain involved in the proceedings and, at the date of this annual report, have not received any official communication with respect to this motion for lack of jurisdiction.

•	Class Action suits/Reduction of reserves. As from the communication on January 26, 2006 of the reduction of Repsol YPF’s reserves by 1,254 million barrels of oil equivalent (see Section 3. “Operating and Financial Review and Prospects—Overview of Consolidated Results of Operations” and Note 14 to the Consolidated Financial Statements), which entailed a 25% negative adjustment to proved reserves at December 31, 2004, various suits (“class action complaint securities laws”) have been filed against Repsol YPF, whose outcome remain pending.

Ecuador

The General State Controller’s Office conducted a special examination of Petroecuador for adjustments in the differential of oil quality and transportation in the Trans-Ecuadorian Oil Pipeline System (Sistema de Oleoducto Trans-Ecuatoriano or SOTE) between January 1997 and March 2000. A marginal note was recorded against Repsol YPF for 2.5 million barrels, equal to US$60.6 million, according to the valuation made at that time by the Controller’s Office. The Company appealed the marginal note at the District Judicial Review Court, which handed down a judgment on September 15, 2005. The judgment dismissed the appeal by Repsol YPF and declared the appealed administrative assessments to be valid. This judgment has been appealed in cassation at the Supreme Court and, accordingly, has not yet been enforced.

Trinidad & Tobago

In November 2005, Atlantic LNG 2/3 Company of Trinidad and Tobago Unlimited notified Repsol YPF of a request for arbitration aimed at the renegotiation of prices under the agreements for the sale and purchase of LNG from trains 2 and 3 in force between the aforesaid company and Repsol YPF. The arbitrators have not yet been appointed nor has the statement of disputes been agreed. For this reason there is not yet sufficient information for valuing potential outcome and risk. These proceedings may not necessarily have a negative impact on Repsol YPF’s assets, taking into account that the corresponding sales agreements relating to the products acquired in accordance with said acquisition agreements with Atlantic containing the price re-opener provisions provide for the automatic increase of prices and their assumption by the purchasers of these sale agreements (BBE and Gas Natural). Thus, the final arbitration resolution could lead to an increase of sale prices under the relevant sales agreements. Notwithstanding the foregoing, in view of its complementary contractual obligations vis-à-vis the purchasers under the sales agreement mentioned above, Repsol YPF, through its directly affected subsidiaries, will defend itself against the arbitration claim formulated by Atlantic. Thus, only ordinary contingencies and expenses necessary for the legal defense of these proceedings will be provided for.

Mexico

In ordinary civil proceeding 72/04 brought by Federal Representatives and Senators of the Fifty-ninth Legislature of the Congress of the Union (Diputados Federales y Senadores de la Quincuagésima Novena Legislatura del Congreso de la Unión), the plaintiff argued that the public works contract based on unit prices executed with PEMEX was legally void due to being a simulated legal transaction used to conceal the execution of an exploitation contract. Notice of the suit was served on Repsol Exploración México, S.A. de C.V. and on Repsol Exploración, S.A. It was resolved in a final judgment, issued within the direct appeal for protection filed by the plaintiff, that the legislators who signed the complaint lacked the legal personality and interest required to make the claims set forth in the document that gave rise to the proceeding.

Bolivia

In May 2005, the National Congress of Bolivia approved a new Hydrocarbon Law that stipulated a new legal framework for, and affected various aspects of, the legal regime under which the Repsol YPF Group and all oil and gas companies had been operating, which, among others, included the imposition of an additional 32% tax on oil and gas production (IDH). The Hydrocarbon Law transfers the ownership of all hydrocarbons in the well head to the Bolivian State. In its ruling of June 2, 2006, the Bolivian Constitutional Court confirmed the constitutionality of the Hydrocarbon Law.

In August 2005, suit was filed by several individuals against various Bolivian oil companies, including Empresa Petrolera Andina S.A., Maxus Bolivia Inc. (Bolivian Subsidiary), and Repsol Exploración Securé, known as “Acción de Puro derecho”. The plaintiffs seek to have the shared risk agreements entered into between the defendants and Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) as representative of the Bolivian State for the exploration, exploitation and commercialization of hydrocarbons in certain areas declared void and invalid. The plaintiffs claim that the shared risk agreements violate the Bolivian Constitution and several other Bolivian laws for not having been authorized and approved by the Bolivian Parliament as provided for in the Bolivian Constitution. The defendants argue that the effectiveness of the shared risk agreements is not subject to prior parliamentary approval as alleged by the plaintiffs, but that the provisions of the Constitution cited by the plaintiffs require an ex-post approval of such agreements only.

Supreme Decree 28.701, published on May 1, 2006, has nationalized all of Bolivia’s natural hydrocarbon resources and the Bolivian State, through Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), the Bolivian oil company, took over their commercialization for the internal market as well as their industrialization and exportation. Accordingly, the Bolivian State will take control and direction of production, transportation, refining, storage, distribution, commercialization and industrialization of all hydrocarbons in Bolivia. In addition, as many shares in Andina, S.A. as necessary for YPFB to control at least 50% plus one vote in Andina, S.A., an affiliate of Repsol YPF, were nationalized. YPFB has recently nominated its representatives and administrators for Andina S.A. representing 48% of Andina, S.A.’s share capital. This 48% interest in Andina S.A. was owned by the Bolivian citizens and was part of the Collective Capital Fund (Fondo de Capitalización Colectiva) of privatized companies (empresas capitalizadas). Supreme Decree 28.701 has transferred the ownership of this 48% interest to YPFB. See Section 1. “Key Information about Repsol YPF—Risk Factors—Political instability and the negative regulatory environment and outlook for the oil and gas industry in Bolivia may have a material adverse effect on our business, financial condition and results of operations.”

Argentina

•	On March 22, 1999, notice was served on YPF of Resolution 189/99 by the Argentine Department of Industry, Commerce and Mining, under which the company was fined Ps.109 million (€30.6 million) for alleged abuse of dominant position in the Argentine bulk LPG market through the practice of price discrimination between exports and domestic market sales between 1993 and September 1997. In July 2002, the Supreme Court upheld the fine, which was paid by YPF.

On March 22, 1999, Decision 189/99 of the National Antitrust Commission (Comisión Nacional de Defensa de la Competencia or “CNDC”) ordered the commencement of an investigation to check whether the penalized abuse of a dominant position had been repeated between October 1997 and March 1999. On December 19, 2003, the CNDC concluded the investigation and accused YPF of abuse of a dominant position during that period.

On January 20, 2004, YPF submitted its defense, requesting the annulment of the decision, basing its claims on the fact that the alleged administrative infringement had become statute-barred, on procedural defects and on other substantive matters.

The claim that the infringement is statute-barred should be successful according to the position taken by the Argentine Supreme Court in the case conducted against YPF for abuse of a dominant position in the LPG market between 1993 and 1997, pursuant to which the statute of limitations on administrative infringements (investigated pursuant to Law 22.262) such as those of which YPF is accused, is equal to two years. YPF holds that the law applicable to the case is Law 22.262, rather than Antitrust Law 25.156, since the conduct of which it is accused took place prior to September 29, 1999, on which date the latter came into force.

YPF filed appeals at the National Appellate Court for Criminal and Economic Matters: (i) on July 29, 2003, prior to the CNDC’s rejection of the request for the annulment of the resolution giving rise to the summary proceedings, without first resolving YPF’s claim that the statute of limitations had expired; (ii) and on February 4, 2004, due to the CNDC’s rejection of the request for the annulment of the resolution giving rise to the accusation for lack of majority and pre-judgment.

The National Appellate Court for Criminal and Economic Matters finally dismissed YPF’s claim of a lack of majority in the adoption of the appealed resolution. Also, on August 31, 2004, YPF appealed the CNDC’s decision to reject the claim that the statute of limitations had expired. The CNDC admitted the appeal and forwarded the proceedings to Chamber 2 of the National Appellate Court for Federal Civil and Commercial Matters and, consequently, avoided the prior intervention of Chamber B of the National Appellate Court for Criminal and Economic Matters. As soon as YPF is notified of the admission of the appeal for consideration, it may submit grievances. On March 3, 2006 the CNDC handed down an interim ruling on the evidence adduced by YPF in the summary proceedings.

At December 31, 2005, the provision recorded in connection with these proceedings amounted to Ps.56.1 million (€15.7 million).

•	On April 20, 2004, YPF was notified of a request for arbitration filed by CMS Ensenada, S.A., pursuant to the agreement for the supply of electricity and steam to the La Plata Refinery executed on August 16, 1995 between YPF and Energía y Vapor S.A. – CMS Ensenada, S.A., UTE (thereafter succeeded by CMS Ensenada S.A.). The plaintiff claims that the payment of the supplies should be made in the currency originally agreed (USD) and not in Argentine pesos, holding that the conversion of foreign currency obligations into pesos as provided in the Emergency Law is unconstitutional. At the date of this annual report, the hearing of evidence was completed and pleadings were made. YPF has already presented an answer to the complaint sustaining the constitutionality of the “de-dollarization” of those obligations. At the date of this annual report, the Arbitration Court has not passed a resolution. In case the proceedings continue, it is little probable that CMS Ensenada, S.A. will succeed with its entire claim. It is rather possible that YPF will have to pay an equitable amount. The claim as of the date of this annual report could be successful in an amount of up to Ps.50 million (€14.0 million). We estimate the risk that we will have to make such payments as probable and have recorded a provision of Ps.50 million (€14.0 million) and Ps.2 million (€0.6 million) for costs.

•	The Secretary of the Environment of the Province of Buenos Aires has brought penal proceedings against Repsol YPF for the apparent deterioration of the water quality in the western canal adjacent to the La Plata Refinery; alleging, among others, potential health hazards due to volatile hydrocarbon particles and the failure to implement a remediation plan for the canals. The local court has declared itself as lacking jurisdiction over this claim and the claim was subsequently taken over by the federal courts. YPF has presented itself at court and requested the hearing of new evidence on the matter. The provision in the amount of Ps.5 million (€1.4 million) recorded at December 31, 2005 is still considered to be adequate.

•	In December 2002, YPF brought declaratory action at an Argentine Federal Court requesting clarifications on the uncertainty arising from opinions and statements made by various official advisory bodies which were of the opinion that the right held by the oil and gas industry over the unrestricted availability of up to 70% of the currencies from oil and gas exports, established in Decree 1589/89, had been implicitly repealed by the new exchange regime established by Decree 1606/02.

On December 9, 2002, YPF obtained injunctive relief whereby the Argentine State, the Central Bank of the Republic of Argentina and the Minister of Economy were ordered to refrain from taking any action which could interfere with YPF’s entitlement to and use of 70% of the foreign currencies from its oil and gas exports. Subsequent to the publication of Decree 2703/02, YPF extended its request for clarification with a view to resolving any doubt that might be raised by said Decree. On 1 December 1, 2003, the National Appellate Court for Administrative Matters resolved that Decree 2703/02, which permitted companies in the oil and gas industry to keep abroad up to 70% of the revenues from exports, made the injunctive relief unnecessary. In any case, the decision of the National Appellate Court was silent with respect to the applicability of the exemption from the obligation to convert revenues from export activities carried on by oil and gas companies into national currency.

On December 15, 2003, YPF filed a motion for clarification, asking the court to clarify whether the exemption was applicable to oil and gas companies between the date of issue of Decree 1606/01 and that of Decree 2703/02. On February 6, 2004, the National Appellate Court dismissed the motion of YPF, indicating that Decree 2703/02 was sufficiently clear and upheld the cancellation of the injunctive relief which prohibited the Central Bank and the Ministry of Economy from interfering with YPF’s entitlement to revenues in foreign currency. Having regard to the existence of a valid new special system permitting the unrestricted availability of up to 70% of the foreign currencies from oil and gas exports, YPF deemed it advisable to discontinue its action for reasons of procedural strategy. In any case, in the light of the Central Bank’s requirement for the conversion of foreign currency from exports carried out since the issue of Decree 1606/01 and the coming into force of Decree 2703/02, YPF could appeal it through the relevant administrative procedures in addition to requesting injunctive relief. To the knowledge of YPF, no claims have been brought against YPF in this matter, however, in view of the information available to date, it must be qualified as a possible risk.

•	Through SCC Provision 27/04, the Department of Energy established the Program for the Rationalization of Natural Gas Exports and the use of Shipping Capacity, which required cutbacks on natural gas exports with a view to satisfying the Argentine domestic market. The Program was replaced by the Supplementary Program for Supplying the Domestic Natural Gas Market approved by Resolution SE Nº 659/04, under which the Argentine State required producers/exporters to inject additional volumes (“Additional Injection”) of natural gas into the domestic market to supply the demand of certain domestic consumers. Additionally, Resolution SE Nº 752/2005 provided that industrial users and fossil fuel generators (as well as the body in charge of dispatching electricity) could request volumes of gas by submitting standardized irrevocable offers on the electronic gas market. Should those standardized irrevocable offers remain unsatisfied, the users could apply to the Department of Energy for the supply of natural gas through Permanent Additional Injections (“Permanent Additional Injections”) required of the producers/exporters. Resolution SE Nº 752/05 and its supplementary provisions also established a similar system for assigning Permanent Additional Injections to fill the unsatisfied demand of compressed natural gas (“CNG”) stations. These additional volumes (Additional Injection and Permanent Additional Injections) are not set forth in contractual undertakings, forcing YPF to make the authorized exports under the relevant agreements and permits, whose performance has been conditioned by the aforesaid program. YPF appealed these measures. However, in the absence of a favorable resolution, YPF was obliged to comply with them in order to avoid greater losses for the company and its export customers. In this connection, YPF informed its customers that the aforesaid resolutions and the measures set forth therein constitute an event of force majeure which releases YPF from any contractual or extra-contractual liability deriving from the failure to deliver the volumes of gas stipulated under the relevant agreements. This view was rejected by its customers who claim the payment of damages and/or penalties for breach of supply undertakings, reserving their rights to file future claims. Innergy Soluciones Energéticas S.A., one of the Chilean purchasers of natural gas produced and sold by YPF, has billed YPF for damages under the “deliver or pay” clause of the Gas Purchase Agreement between Innergy Soluciones Energéticas S.A. and YPF. Furthermore, Innergy Soluciones Energéticas S.A. has recently given notice to YPF of an arbitration demand in connection therewith. YPF is analyzing the claim and will timely respond thereto. The damages claimed by Innergy Soluciones Energéticas S.A. amount to US$23,887,110 plus interest (such amount may be increased by Innergy Soluciones Energéticas S.A. in the event it includes in its demand eventual future damages).

Although we count on material defense arguments such as the arguments mentioned above, given the nature of the claims, we believe that it is probable that this matter may have a material effect on our financial assets. At December 31, 2005, we have, therefore, recorded a provision of Ps.167 million (€46.8 million) (including corresponding costs).

•

On January 21, 2005, YPF was notified of a request made by Empresa Nacional de Electricidad S.A. (“ENDESA”) for arbitration to resolve a dispute relating to an alleged breach of a contractual clause in an export contract signed in June 2000. The clause relates to increased natural gas deliveries and ENDESA has requested payment of a contractual penalty. The contract term is 15 years and the contract establishes that a compensation for non-delivery may not exceed US$9 million per year and, under certain circumstances, such limit could be increased by additional US$9 million per year. Notwithstanding the forgoing, ENDESA’s claim exceeds this limit and amounts to US$353.8 million, asserting that there has been wilful misconduct on the part of YPF. The parties appointed arbitrators and on February 15, 2006 YPF received notification of an arbitration claim. YPF requested the rejection of this claim. In view of the current information, we believe that the risk of an unfavorable outcome remains a possibility.

•	In January 2003, Candlewood Timber Group LLC, a subsidiary of Forestal Santa Barbara S.R.L., sued Pan American Energy LLC, the operator of the joint venture that operates the current exploitation concession in the Acambuco area claiming damages to its forestry business in the Acambuco area, allegedly resulting from, among others, uncontrolled clearing of forest vegetation and soils and destruction of thousands of valuable hardwood trees by the joint venture. If the claims are sustained, and absent a finding of gross negligence by the operator, YPF, as a 22.5% partner in the joint venture, would be held liable on a pro rata basis. The plaintiff is also asking that the joint venture undertake environmental remediation action to clean up the affected sites. Although the amount of the complaint has not been established yet, in January 2002 Forestal Santa Barbara sent a letter to the operator of the joint venture claiming compensation of Ps.50 million (€14 million).

The Chancery Court of the State of Delaware, where the suit was filed, dismissed the suit based on lack of jurisdiction, which decision the plaintiff appealed. The Supreme Court of Delaware held that Delaware Courts have concurrent jurisdiction with Argentine courts and proceeded to consider the merits of the case. An extraordinary appeal was filed before the Supreme Court of the United States.

In the Argentinean proceeding, which began in order to maintain the jurisdiction of the Argentinean Courts (declaratory action before the National Supreme Court in first instance), the Federal State and the Province of Missiones presented their claims. The declaratory action was rejected by the National Supreme Court. In view of the current information, we believe that the risk of an unfavorable outcome remains a possibility.

On May 19, 2006, Candlewood Timber Group LLC and Forestal Santa Barbara SRL reached a settlement with Pan American Energy LLC, that includes the co-venturers in the Acambuco Area and that finally resolves all claims and potential claims related to this Area. At present, a final settlement agreement is being discussed.

•	In October 2002, YPF and Repsol YPF Gas were notified of a complaint filed by Autogas, S.A. The answer to the complaint was filed on December 12, 2002. Autogas, S.A. claims damages amounting to approximately Ps.117 million (€33 million) which, at current values, amount to Ps.357 million (€100 million). The complaint is based on YPF’s alleged exercise of a dominant position on the LPG market, claming breach of contract and infringement of the trademark law between 1994 and 1997. YPF deems the complaint to lack substantial support and believes that the documents filed in the proceedings to date have not proven the causal relationship between the alleged conduct and the damages claimed.

In view of the evidence heard to date (some expert hearings are still outstanding) we believe that the matter may be decided in our favor, with the exception of some issues that are considered doubtful and that are assessed at Ps.10 million (€2.8 million) plus costs for a total of Ps.14 million (€3.9 million).

•	In May 2002, the National Navy Retirement Centre filed suit against Repsol YPF claiming that the defendant be ordered to remedy the supposed ecological damage caused by the activity of the La Plata refinery to the waters of the Río de la Plata, Río Santiago, and Pluma Río Santiago. The complaint estimated the remediation cost to amount to approximately US$1,391 million (€1,175 million). YPF deems that most of the environmental damage claimed by the plaintiff, should it be proven, would have been caused by actions carried out prior to the privatization of YPF and, accordingly, would be the exclusive liability of the Argentine State pursuant to the YPF Privatization Law. Although the complaint appears to have been filed against Repsol YPF, this is actually thought to be an error and the complaint is deemed to have been filed against YPF. The complaint was filed on May 22, 2002 and, to date, no notice thereof has been served.

•	Under the agreement for the sale and purchase of shares in Electricidad Argentina, S.A. and Empresa Distribuidora y Comercializadora del Norte, S.A., executed on March 31, 2001 between Endesa Internacional, S.A. and Astra Compañía Argentina de Petróleo, S.A., as sellers, and EDF Internacional, S.A. (“EDF”), as purchaser, EDF initiated an international arbitration procedure in July 2002 against Endesa Internacional, S.A., Repsol YPF and YPF, pursuant to the Arbitration Regulations of the International Chamber of Commerce. In its claim, EDF asked to have the defendants be ordered, on a joint and several basis, to pay US$69 million (€58 million) as a price adjustment due to the elimination of parity between the Argentine peso and the US dollar prior to December 31, 2001.

YPF deems EDF’s claim to lack substantial support, basing its position on the fact that parity was not eliminated until January 2002 and that, accordingly, EDF is not entitled to the adjustment claimed. YPF also filed a counterclaim against EDF for US$14 million (€12 million) for the revision of the sale price.

In turn, Repsol YPF filed an exception claiming a lack of standing to be sued based on the fact that it was not party to the share sale and purchase agreement. This exception was upheld by the Arbitral Tribunal on February 11, 2005.

•	Suit was filed against YPF in Argentina by the Neuquén Indian Confederation, the Mapuche Paynemil Grouping, Lof Comunidad Kaxipay and 95 individual member of these associations for US$497 million (€420.33 million) claiming damages for supposed contractual liabilities and hypothetical environmental damage and personal injuries deriving from the activity of YPF in the Loma La Lata-Sierra Barrosa region in the Neuquén Province of Argentina. Of the total amount of the claim, US$306 million (€258 million) are for remediation purposes. YPF served notice of this claim on the Argentine State, pursuant to the Privatization Law. YPF deems the complaint to lack substantial support.

•	On November 17, 2003, the CNDC requested explanations from a group of nearly 30 natural gas producers, including YPF, in relation to the following matters: (i) inclusion of clauses restricting competition in agreements for the sale and purchase of natural gas; and (ii) observations regarding gas imports in Bolivia, emphasizing (a) the former agreement between the state owned YPF and YPFB (the Bolivian oil company), now expired, under which (according to the CNDC) YPF sold Bolivian gas in Argentina for less than the acquisition cost, and (b) the frustrated attempts to import gas from Bolivia made in 2001 by the marketer Duke y Distribuidora de Gas del Centro. On January 12, 2004, YPF submitted the relevant explanations.

On January 20, 2005, YPF was notified of the Resolution of the CNDC dated December 2, 2004, in which it rejected the exception of “non bis in idem” put forth by YPF on grounds that ENARGAS was not authorized to resolve the matter when the ENARGAS Resolution 1.289 was issued, in which the commencement of preliminary investigations was ordered.

•	On November 7, 2003, the former national representatives Arturo Lafalla and Ricardo Falu, inter alia, filed a complaint at the CNDC against YPF for abuse of a dominant position on the bulk LPG market during 2002 and part of 2003. The conduct complained consists of selling bulk LPG on the domestic market at prices higher than export prices, thus restricting the availability of the product on the domestic market. On December 15, 2003 the CNDC decided to forward the complaint to YPF and request explanations, which were submitted on January 21, 2004. The main arguments put forth as support are the absence of any restriction whatsoever of the LPG supply on the domestic market by YPF and the fact that the domestic demand, during that period, may have been supplied with the production of YPF’s competitors, for which reason the market share of YPF cannot be classed as a dominant position. The CNDC is now to decide whether to accept YPF’s explanations or to initiate the relevant summary proceeding.

•

On March 29, 2004, the Neuquén Province filed a complaint for an unspecified amount against YPF, in which it claimed the payment of indemnification for easements on provincial tax exempt lands forming part of certain areas granted to YPF as concession holder of oil and gas operating rights. It also claimed indemnification for the use of certain materials, contending that YPF had mined them from tax exempt lands, and for losses incurred on the supposed interference caused by YPF’s activities in the execution of irrigation works in the Loma La Lata oilfield. YPF answered the complaint, asking to have it rejected on grounds that, pursuant to certain Articles of the Mining Code, such easements are free of charge. It also held that the materials existing on tax exempt lands are of common use as long as the Province has not granted rights thereto to third parties. With respect to the supposed interference in the execution of irrigation works, YPF contended that the regular exercise of easement rights entails restrictions on use by the owners and that, furthermore, this complaint is not supported by evidence included in the files. The amount of the claim will be specified after the hearing of evidence.

•	The Patagonian Association of Landowners (Asociación de Superficiarios de la Patagonia or ASSUPA) filed suit against the concession holders of the operation and permit holders of the exploration of the Neuquén River Basin, including YPF, asking to have them ordered to remedy the collective environmental damage supposedly caused and to take the necessary measures to avoid environmental damage in the future. The amount claimed is higher then Ps.550 million (€154 million). The plaintiff requested injunctive relief whereby the defendants are ordered to refrain from carrying on activities with an impact on the environment, which was rejected by the Argentine Supreme Court. The defendants filed an exception claiming a legal defect with a view to having the Court order the plaintiff to describe the events on which it bases its claim, to identify the damage which is to be remedied, as well as the causal relationship between those events and that damage, in order to permit the defendants to answer the claim and specify the events and circumstances which are to be disputed and proven in court. The filing of the exception caused the deadline for answering the claim to be held in abeyance. We recorded a provision of Ps.5 million for legal costs incurred in defense of this action.

•	A group of 264 residents in the vicinity of the La Plata refinery filed a collective claim in the case known as “Abreo, Jacinto and others vs. YPF S.A. regarding damage and losses” for an amount currently totaling Ps.28.4 million (€24.0 million), as an indemnity for the deterioration of quality of life and damage to the environment arising from the Refinery’s activities. It was answered by asking to have the claim rejected.

•	The Union of Users and Consumers claim from Repsol YPF the return of sums supposedly overcharged to consumers of bottled LPG during the 1993-2001 period, as a surcharge on the product on the domestic market over export prices. Although the case currently involves an unspecified amount, there is a clear reference to the fact that the damage occasioned during the 1993-1997 period would amount to the Ps.91 million (€26 million) referred to in Resolution 189/99 mentioned) above. Although the complaint was erroneously filed against Repsol YPF SA, it could be corrected and filed against YPF. It is important to note that, based on a reasonable interpretation of the legislation in force on the matter, the action relating to most of the period involved in the claim would be statute-barred. Repsol YPF has filed various points of defense, such as the exception claiming expiration of the statute of limitations and the lack of legal standing to be sued. The court conducting the proceeding declared itself to lack jurisdiction and decided to have the proceeding dismissed, which decision was appealed by the plaintiff and is to be resolved by the Federal Chamber.

•	A group of residents in the vicinity of the La Plata refinery filed a claim in the case known as “Salagre, Petro and others vs. YPF and others regarding the indemnification of damage and loss and environmental remediation” for the environmental remediation of the canals surrounding the La Plata Refinery. They also claim the indemnification of damage and losses they say were caused to them personally (damage to health and nonpecuniary losses) and to their properties by environmental pollution. They attribute the environmental pollution to the activity of YPF before and after its privatization, for which reason the Argentine State has been summoned to present its defense and eventually to be held liable for the part of the claim referring to activity carried on before the privatization. Despite the fact that YPF put forth the existence of an environmental liability relating to the Argentine State, there is a possibility of the judgment ordering YPF to meet the expenses of remedying those liabilities. In such case, the Argentine State must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991 since YPF is held harmless pursuant to Law 24.145.

In view of the current state of the proceedings, the provision of Ps.30 million (€8.4 million) at December 31, 2005, seems reasonable to cover the liability for damages including costs, irrespective of the reimbursement by the Argentine State corresponding to the indemnity established in art. 9 of Law 24.145. The amount of the claim is uncertain. Depending on the progress of the case, we will assess the modification of existing provisions or the recording of new provisions.

•	Legal action pending before the commercial court of first instance no. 15 of Buenos Aires, under “Francisco Yorbino Agropecuaria, S.A. versus SEPI, Sociedad Estatal de Participaciones Societarias, Repsol Comercial de Productos Petrolíferos, S.A. (“RCPP”), Petróleos Transandinos YPF, S.A., YPF, S.A. and others, for deception and fraud”.

The plaintiff, creditor of Aerolineas Argentinas, an insolvent company, claims preferential or fraudulent conveyance in bankruptcy of receivables assigned to Air Comet, S.A. by RCPP and ultimately satisfied by payment by SEPI to Air Comet, S.A. for full settlement of the liability. Through deception and fraud, the plaintiff alleges that Air Comet, S.A. shall have acquired the bankrupt receivables from RCPP, among others, to exercise on its own right or through an affiliate and predecessor, Royal Romana Playa, the rights transferred by such votes and shall have approved the bankruptcy agreement to the detriment of the other creditors. The plaintiff alleges that the companies of the Repsol YPF Group fraudulently concealed the assignment mentioned herein by not notifying or disclosing the assignment in the bankruptcy proceedings, so that Royal Romana Playa also voted in favor of the proposed insolvency without knowing that the assignor was Air Comet, S.A. The plaintiff requests that the payment made to Air Comet, S.A. by SEPI be considered to have remained in the ownership of Aerolineas Argentinas so that it may be used to satisfy existing liabilities. The quantity demanded is US$2,352,597 (total receivables of RCPP acquired by Air Comet, S.A. in December 2001). We have presented a statement of defense to these allegations.

The Highest Commercial Court rejected the preventative measure requested by the defendant for the lack of a legitimate interest. Considering this decision of the Chamber and the defenses formulated, the lawsuit should not succeed.

•	By virtue of the YPF Privatization Law, the Argentine State took on certain obligations that YPF had at December 31, 1990. Decree 546/93, relating to the Privatization Law, stipulated certain limits on the assumption by the Argentine State of the costs borne by YPF for legal services for the defense of the aforesaid obligations. The Argentine State is to take on those costs provided that the compensation stipulated in the agreements is fixed and does not depend on the amount of the claims made. YPF is obliged to keep the Argentine State informed of any claim against YPF deriving from the obligations assumed by the Argentine State. In certain claims relating to acts or events prior to December 31, 1990, YPF has been required to advance the payment of the amounts stipulated in certain court decisions. YPF considers that it is entitled to be reimbursed for these payments by the Republic of Argentina.

•

YPF has not been notified of the following environmental lawsuits which have been filed by neighbors of Dock Sud, Province of Buenos Aires, although it is aware of their progress: (i) “Mendoza, Beatriz against National State et al” is a lawsuit pending before the Supreme Court of Argentina, in which the National State, the Province of Buenos Aires, the City of Buenos Aires and 44 companies (including YPF) are being sued. The plaintiffs have requested compensation for collective environmental damage of Matanza and Riachuelo rivers basin and for physical and property damages, which they claim to have suffered. The National Supreme Court declared to have jurisdiction only to settle the conflict related to the collective environmental damages, including prevention of future pollution, remediation of environmental damages already caused and monetary compensation for irreparable environmental damages; and has requested the defendants to submit specific reports, in particular, it has requested the National State, the Province of Buenos Aires, the City of Buenos Aires and Cofema, to submit a plan with environmental objectives; (ii) “Félix, Víctor et al against Shell C.A.P.S.A. et al for compensation”. The Province of Buenos Aires and the Municipality of Avellaneda are being sued, as well as companies domiciled at Dock Sud, including YPF. The plaintiffs are requesting environmental remediation of Dock

Sud, which they estimate at Ps.600 million, as well as physical and property damages; and (iii) “Cicero, María Cristina against Antivari S.A.C.I. et al for damages”. The plaintiffs are around 70 neighbors of Villa Inflamable, Dock Sud, who also claim environmental remediation of Dock Sud and compensation for physical and property damages against many companies located in such neighborhood. At the date of this annual report, it is not possible to assess the prospects of these matters.

The Repsol YPF Group has other contingent liabilities relating to environmental obligations linked to its habitual activity (see Note 39 to the Consolidated Financial Statements).

Repsol YPF considers that the provisions recorded adequately cover the risks arising from the contingencies described above.

6.3	Dividends Policy

See Section 8. “Additional Information—Dividends.”

7.	Offering and Listing

7.1	Historical Trading Information

Repsol YPF’s shares are listed on the Spanish Stock Exchanges and quoted on the Automated Quotation System. Repsol YPF’s shares have also been quoted since November 30, 1999 on the Stock Exchange in Buenos Aires. The ADSs, each representing one share, are listed on the New York Stock Exchange. The Bank of New York is Repsol YPF’s depositary issuing ADSs under the deposit agreement dated May 15, 1989, as amended in February 22, 1993, July 6, 1999, and as further amended and restated as of July 7, 2002, among Repsol YPF, The Bank of New York, as depositary, and the holders from time to time of ADSs. All per ADS and per share data presented below have been adjusted to reflect the three-for-one stock split of shares of Repsol YPF which occurred on April 19, 1999.

The tables below set forth, for the periods indicated, the reported high and low sales prices of ADSs on the New York Stock Exchange:

	U.S. dollars per ADS
	High	Low
2001
First Quarter	18.73	15.94
Second Quarter	19.50	16.25
Third Quarter	17.49	12.50
Fourth Quarter	15.35	13.12

2002
First Quarter	14.77	11.45
Second Quarter	13.15	10.08
Third Quarter	13.49	10.18
Fourth Quarter	13.26	10.22

2003
First Quarter	15.23	13.10
Second Quarter	16.94	14.36
Third Quarter	17.48	15.59
Fourth Quarter	19.69	16.60

2004
First Quarter	21.74	19.12
Second Quarter	22.54	19.69
Third Quarter	22.58	19.92
Fourth Quarter	26.26	21.42

2005
First Quarter	28.50	24.25
Second Quarter	27.38	24.15
Third Quarter	33.98	25.21
Fourth Quarter	32.60	28.38

	U.S. dollars per ADS
	High	Low
2005
December	30.75	29.05

2006
January	31.78	21.76
February	28.62	26.53
March	29.30	27.33
April	30.26	27.75
May	30.23	25.62
June	28.57	25.29
July (through July 12)	29.17	28.00

On July 12, 2006, the reported last sale price of the ADSs on the New York Stock Exchange was US$28.63 per ADS.

As of December 31, 2005, 2.65% (32.3 million ordinary shares) of the ordinary shares were held in the form of ADSs by 109 holders of record, including The Depository Trust Company.

The tables below set forth, for the periods indicated, the reported high and low quoted prices for the ordinary shares on the Automated Quotation System, which is the principal Spanish trading system for the ordinary shares.

	euro per share
	High	Low
2001
First Quarter	20.45	16.99
Second Quarter	21.97	18.81
Third Quarter	19.70	13.75
Fourth Quarter	17.00	14.30

2002
First Quarter	16.20	12.93
Second Quarter	14.95	10.65
Third Quarter	13.83	10.15
Fourth Quarter	13.03	10.59

2003
First Quarter	14.30	11.79
Second Quarter	14.41	12.83
Third Quarter	15.88	13.84
Fourth Quarter	15.59	14.04

2004
First Quarter	17.06	15.38
Second Quarter	18.54	16.45
Third Quarter	18.25	16.40
Fourth Quarter	19.28	16.86

2005
First Quarter	21.48	18.52
Second Quarter	21.64	19.50
Third Quarter	28.81	21.06
Fourth Quarter	27.35	23.60

	euro per share
	High	Low
2005
December	26.00	24.45

2006
January	26.35	21.76
February	24.05	22.10
March	24.26	22.83
April	24.50	22.92
May	23.55	20.00
June	22.50	20.30
July (through July 12)	28.83	22.01

On July 12, 2006 the closing price of the ordinary shares in the Automated Quotation System was €22.55 per share, equal to US$17.75 at the Noon Buying Rate on July 12, 2006.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for the ordinary shares on the Buenos Aires Stock Exchange, which is the principal Argentine stock exchange for the ordinary shares.

	pesos per share
	High	Low
2003
First Quarter	48.00	42.00
Second Quarter	47.00	41.00
Third Quarter	51.50	43.50
Fourth Quarter	58.00	48.00

2004
First Quarter	64.00	57.25
Second Quarter	66.00	57.00
Third Quarter	66.50	60.00
Fourth Quarter	78.00	64.00

2005
First Quarter	83.30	72.50
Second Quarter	78.10	69.25
Third Quarter	97.50	71.15
Fourth Quarter	94.00	84.50

	pesos per share
	High	Low
2005
December	92.60	88.60

2006
January	97.80	81.50
February	87.00	82.00
March	89.10	84.00
April	91.40	84.75
May	89.50	78.35
June	88.00	78.00
July (through July 12)	89.00	85.60

On July 12, 2006, the closing price of the ordinary shares on the Buenos Aires Stock Exchange was Ps.88.5 per share, which is equal to US$28.92 at the Banco de la Nación Argentina rate on July 12, 2006 (Ps.3.06 = US$1.00).

Repsol YPF and its subsidiaries do not currently make a market or trade in the ordinary shares and have not held and do not hold any of the ordinary shares.

7.2	Nature of the Trading Market

At December 31, 2005, there were 114 companies listed and traded on the Automated Quotation System. The market capitalization of all companies listed on the Madrid Stock Exchange as of December 31, 2005 was approximately €622.3 billion, and reported trading volume of companies for 2005 was €848.2 billion.

7.2.1	Automated Quotation System

The Automated Quotation System links the four local exchanges in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The principal feature of the system is the computerized matching of buy and sell orders at the time the order is entered. Each order is executed as soon as a matching order is entered, but can be modified or canceled until execution. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is quoted and regulated by Sociedad de Bolsas, S.A. (the “Sociedad de Bolsas”), a corporation owned by the companies that manage the local exchanges. All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker or a dealer firm.

Variations in price for securities traded on the Automated Quotation System are governed by a system of two price fluctuation bands based on the historic volatility for each security. The two fluctuations bands, denominated static price range and dynamic price range, are fixed around the static price and the dynamic price, respectively.

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

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of the Sociedad de Bolsas. Under certain circumstances, these trades may occur at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day. Trades may take place at any time (with the prior authorization of the Sociedad de Bolsas) at any price under certain more limited circumstances.

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

Iberclear is owned by Bolsas y Mercados Españoles Sociedad Holding de Mercados y Sistemas Financieros, S.A., a holding company which holds a 100% interest in each of the Spanish official secondary markets and settlement systems. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. Iberclear, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities on its own behalf as well as the number of shares held on behalf of third parties. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be: (i) the member entity appearing in the records of Iberclear as holding the relevant shares in its own name, or (ii) the investor appearing in the records of the member entity as holding the shares.

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

Securities markets in Spain are regulated by the Comisión Nacional del Mercado de Valores, ( the “CNMV”). The enactment of Act 44/2002, of November 22, 2002, on measures for the improvement of the financial system, has introduced significant development to the previously-existing regulatory regime, including: (i) the integration of clearing and settlement systems (“Sociedad de Sistemas”); (ii) the obligation of issuers to report to the CNMV any related party transactions; (iii) a wider legal regime on inside information, Chinese walls, use of confidential information and stock price manipulation; (iv) the obligation of issuers to create an Audit Committee composed of a majority of non-executive directors and chaired by one of such non-executive directors; and (v) the obligation of issuers to provide to the CNMV a set of internal conduct regulations.

Act 26/2003, of July 17, amending the Securities Markets Act and the Corporations Act, provides for new regulations concerning listed companies. The main changes were the inclusion of a specific chapter called “Listed Companies” within the Securities Markets Act. This chapter regulates certain restrictions and obligations on the execution of shareholders agreements, the adoption of rules on shareholders meetings, the publication of an annual report on corporate governance practices and the provision of the necessary procedures for assuring the exercise by the shareholders of their information rights.

Lastly, the Securities Market Act has been amended recently by means of Royal Decree-Law 5/2005, of March 11, on urgent measures for improving competition and public contracting. Royal Decree-Law 5/2005 implements partially Directive 2003/71/CE, of November 4, 2003, on the prospectus to be published when securities are offered to the public.

The main new provisions which have been included in the amended Securities Market Act are:

•	Book entries are no longer required to be created by means of a public deed. The creation of book entries may be undertaken through the drafting of a document in which the necessary information for identifying the securities must be provided. Such document is considered a prospectus under Royal Decree-Law 5/2005.

•	Prior notice (“comunicación previa”) is not required for admitting securities to the market.

•	A EU passport is provided and serves as the means by which a prospectus filed with the securities regulator of the member state in which the issuer has its corporate domicile permits the offering of securities to the public in other EU member countries.

7.4	Trading by Subsidiaries/Affiliates

The Spanish Corporations Law, dated December 22, 1989, prohibits the purchase by Repsol YPF and its affiliates of ordinary shares of Repsol YPF in the secondary market except if the following conditions are met: (i) such a purchase of ordinary shares must be authorized by the General Meeting of Repsol YPF, (ii) the ordinary shares so purchased are without economic or voting rights while held by Repsol YPF and without voting rights while held by its affiliates, and (iii) the total number of ordinary shares held by Repsol YPF and its affiliates does not exceed 5% of the total capital of Repsol YPF. Any acquisition of ordinary shares of Repsol YPF exceeding, or that causes Repsol YPF’s and its affiliates holdings to exceed, 1% of Repsol YPF’s share capital must be reported to the CNMV.

The General Meeting held on June 16, 2006, authorized the Board of Directors to purchase ordinary shares of Repsol YPF in the secondary market for a period of 18 months from the date of the meeting. Since that date, neither Repsol YPF nor any of its affiliates have bought or held any ordinary shares of Repsol YPF.

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

This Code of Conduct has been deposited with the CNMV and is also available on the Repsol YPF website www.repsolypf.com (which does not form part of this annual report).

During the 2004 fiscal year, the Code of Conduct was modified to expand its contents on matters relative to the regulation of portfolio management, periods in which securities trading is prohibited, the development of policies on treasury stock and more detailed regulation of conflicts of interest.

On November 30, 2005, the Code of Conduct was amended mainly to adjust its scope of application and the responsibilities of the management bodies in charge of the execution and control of the Code, to the new organizational structure of the Group.

8.	Additional Information

8.1	Memorandum and Articles of Association

8.1.1	General

Repsol YPF, S.A. is governed by its Bylaws, by applicable laws and regulations governing corporations and laws and regulations of a general nature that are applicable to it. Specifically, the Securities Market Act and the Joint Stock Companies Act underwent major changes with respect to publicly-traded corporations in 2003.

Repsol YPF, S.A. was incorporated on November 12, 1986, by public deed notarized before the Public Notary of Madrid, Miguel Mestanza Fragero, filing number 4,293. An amendment to the Bylaws to conform to the Joint Stock Companies Act of 1989 was approved by the Annual General Meeting held on June 9, 1992. At the Annual General Meeting held on June 28, 2000, the shareholders approved the proposal to change the company’s name to “Repsol YPF, S.A.” effective as of the same date. Repsol YPF is registered in the Commercial Registry of Madrid on page M-65289.

The General Meeting held on June 16, 2006 approved an amendment to Articles 19 and 20 of the Bylaws, which both relate to the calling of the General Meeting, in order to adapt the Bylaws to the new wording of, among others, Article 97 of the Joint Stock Companies Act, introduced by Final Provision One of Law 19/2005, relating to the Spanish-domiciled European Company (SE). The Bylaws, as amended, have been filed as Exhibit 1.1 in Spanish and 1.2 in English to this annual report.

For a detailed description of Repsol YPF’s corporate purpose please see Section 2. “Information on Repsol YPF—Repsol YPF—Organization of Repsol YPF” Repsol YPF’s corporate purpose is established in Article 2 of its Bylaws, that are available at the offices of Repsol YPF and are also available on Repsol YPF’s website www.repsolypf.com.

8.1.2	Description of Shares of Repsol YPF

As of the date of this annual report, the issued capital of Repsol YPF is €1,220,863,463 divided into a single series of 1,220,863,463 shares in book-entry form, with a nominal value of €1.00 per share.

On February 24, 1999, the Board of Directors of Repsol YPF approved the redenomination of Repsol YPF’s capital stock in euro.

The shares are in book-entry form and indivisible. Co-owners of one share must designate a single person to exercise their shareholders’ rights, but they are jointly and severally liable to Repsol YPF for all the obligations flowing from their status as shareholders. The Sociedad de Sistemas (Iberclear) (see Section 7. “Offering and Listing—Nature of the Trading Market—Clearance and Settlement System”) maintains a registry reflecting the number of shares held by each of its member entities (“entidad participante”) as well as the amount of these shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of these shares. Transfers of shares quoted on the Spanish Stock Exchanges must be made through or with the participation of a member of a Spanish Stock Exchange that is an authorized stockbroker by book entry or delivery of evidence of title to the buyer.

8.1.3	Dividend and Liquidation Rights

Payment of the interim dividend may be approved by the Board of Directors without shareholder approval provided that sufficient liquidity exists for purposes of the distribution (the amount to be distributed may not exceed the net income obtained since the close of the prior fiscal period, less losses from prior periods, amounts to be applied to reserves as required by applicable law or by the Bylaws and the estimate of income tax to be paid on such net income). Payment of the final dividend is proposed by the Board of Directors and must be authorized by the General Meeting. Holders of shares participate in such dividends for each year from the date agreed by a General Meeting. According to Spanish law and Repsol YPF’s Bylaws, dividends may only be paid out of profits or distributable reserves if the value of Repsol YPF’s net worth is not, and as a result of distribution would not be, less than its capital stock. The right to a dividend lapses and reverts to Repsol YPF if it is not claimed within five years after it becomes due.

Taxation of dividends is described in “—Taxation.”

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

The members of the Board of Directors are elected by vote. For purposes of this election, any shares voluntarily grouped together in order to constitute a sum of capital equal to or greater than that resulting from dividing the share capital by the number of members of the Board of Directors are entitled to appoint those who, exceeding whole fractions, are deducted from the corresponding proportion. Repsol YPF’s directors are elected for terms of four years. The Board of Directors may designate directors from among shareholders of Repsol YPF to fill a vacancy on the Board of Directors until the next General Meeting.

Under Spanish law, directors of Repsol YPF have a duty of diligent administration and a duty to comply with duties imposed by law and Repsol YPF’s Bylaws, with fidelity to the corporate interest of Repsol YPF. Likewise, directors have a duty of loyalty and may not use their positions as directors to undertake transactions for their own benefit or for the benefit of related parties, nor may they undertake for their own benefit or that of related parties transactions related to Repsol YPF’s assets, if the directors became aware of such transaction while they were a director and the investment or transaction was offered to, or of interest to, Repsol YPF. Furthermore, under the Regulations applicable to the Board of Directors of Repsol YPF, directors are required to abstain from voting on a resolution if they have a conflict of interest.

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

The Board of Directors of Repsol YPF is, pursuant to its Bylaws, composed of a minimum of nine and a maximum of 16 directors. The General Meeting held on April 4, 2003 determined that the Board of Directors would be composed of 14 members.

The Bylaws and the Regulations of the Board of Directors provide for, at least, three main types of directors: (i) Executive Directors, who have an executive role and are members of senior management (the number of Executive Directors is limited to a maximum of three); (ii) Institutional Outside Directors (dominical directors), who are nominated by strategic holders of a significant and stable participation in Repsol YPF; and (iii) Independent Outside Directors, who are neither Executive nor Institutional Outside Directors and who meet all other requirements of the Regulations of the Board of Directors.

The valid adoption of resolutions of the Board of Directors requires that the majority of the current directors be represented at a meeting, unless the meeting has not been duly convened, in which case all directors must be present to establish a quorum.

The Board of Directors has the power to approve any credit transaction. The issuance of debt securities, however, requires the approval of a General Meeting.

The Board of Directors of Repsol YPF has made available, from the year 1995, the Regulations that regulate its operation and the operation of its Committees. These Regulations were subject to modifications in 1997, 2002 and 2003 to incorporate the best practices in corporate governance as well as the principles and recommendations of the Olivencia and the Aldama Report. The Regulations were amended in accordance with a resolution the Board of Directors adopted on April 27, 2005, which had the objective to include the supervision of the hydrocarbon reserves of the Repsol YPF Group to the functions of the Audit and Control Committee, as well as the review of the policies, objectives and guidelines of Repsol YPF with respect to environmental and security matters. By resolution of June 29, 2005, the Regulations were further amended in order to raise the quantitative threshold for investments and divestments which require the approval of the Delegate Committee from €6 million to €15 million. On April 26, 2006, the Board approved a further amendment to its Regulations in order to adapt some of the references to the current Bylaws of Repsol YPF which were amended by the last General Meeting held on May 31, 2005.

The existence of Regulations that govern the structure and functions of the Board of Directors and its supervision and control is obligatory for all corporations listed on a Spanish Stock Exchange in accordance with Law 26/2003, of July 17, 2003.

8.1.5	Reporting Requirements

A) Acquisition of shares

Spanish law requires any person or group, which as a result of an acquisition or transfer of shares, increases its ownership above 5% or any multiple of 5%, or decreases its ownership below 5% or any multiple of 5% of the capital stock of a company listed on a Spanish Stock Exchange, to report such acquisition or transfer to, among others: (i) the company whose securities are being acquired; (ii) the stock exchange on which the company whose securities are being acquired is listed; and (iii) the CNMV.

The ownership thresholds that trigger these reporting obligations are reduced to 1% and any multiple of 1% for purchasers residing in designated tax havens or jurisdictions that either lack a supervisory body of the securities markets or whose supervisory body refuses to exchange relevant information with the CNMV. Furthermore, any person or group must similarly report any acquisition or transfer, regardless of size, of equity securities of a company listed on a Spanish Stock Exchange if such person or group is a member of the Board of Directors of such company.

Additionally, in accordance with Royal Decree 1333/2005 members of the Board of Directors of Repsol YPF must notify the CNMV about all transactions carried out by them or by any person or entity to whom they have a direct relationship regarding shares of Repsol YPF or regarding derivatives or other financial instruments linked to said shares.

B) Acquisition of own shares

Spanish law requires that the CNMV be notified of any acquisition of its own stock by a company listed on a national stock exchange that exceeds 1% of that capital stock. This requirement also applies if the stock is acquired by a majority-owned subsidiary of the listed company.

C) Shareholder agreements

Parties which enter into, extend or amend certain types of shareholders’ agreements regarding publicly-traded corporations must notify the relevant corporation and the CNMV, and provide them with a copy of the relevant clauses of the document, which should also be deposited with the commercial register.

Shareholders’ agreements that need to be notified are agreements whose objective is the exercise of the right to vote in General Meetings and agreements that restrict or condition the free transferability of ordinary shares or bonds convertible into ordinary shares.

Such a shareholders’ agreement has no effect with respect to the regulation of the right to vote in General Meetings and restrictions or conditions on the free transferability of shares and bonds convertible into shares until such time as the aforementioned notifications, deposits and publications are made.

Upon request by the interested parties, the CNMV may waive the requirement to report, deposit and publish the agreement when publishing the shareholders’ agreement could cause harm to the company.

8.1.6	Legal Provisions Regarding Certain Transactions in respect of the Shares of Repsol YPF

In accordance with Law 55/1999, as amended, public corporations and corporations majority-owned or otherwise controlled by public entities or administrations, must notify the Spanish government of any activity that results in the control or holding of 3% of the share capital or voting rights of companies that carry out activities in the energy markets, such as Repsol YPF.

Royal Decree-Law 4/2006 expanded the functions of the Spanish National Energy Commission (“Comisión Nacional de Energía”). Under Royal Decree-Law 4/2006, prior administrative authorization must be sought for certain acquisitions or investments in companies that engage in regulated activities or activities that, although not regulated in the strict sense, are subject to significant oversight by administrative bodies in Spain. In light of the fact that to date the Spanish National Energy Commission has not published guidance on how it will apply Royal Decree-Law 4/2006, the extent to which Royal Decree-Law 4/2006 applies to, and the impact such Decree-Law might have on Repsol YPF and its affiliates is unclear. There is no precedent of a decision of the Spanish National Energy Commission relating to the application of Royal Decree-Law 4/2006 to companies in the liquid hydrocarbons sector.

For more information see Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain.”

8.1.7	Preemptive Rights

Pursuant to the Joint Stock Companies Act, holders of ordinary shares and bonds convertible into ordinary shares have preemptive rights to subscribe for any new shares and bonds convertible into shares issued by Repsol YPF. However, the preemptive rights of holders of ordinary shares may not be available under special circumstances if they are precluded by a resolution passed at a shareholders’ meeting in accordance with Article 159 of the Joint Stock Companies Act.

Further, the rights are not available in the event of an increase in capital (i) in connection with the conversion of convertible bonds into shares in accordance with their terms; (ii) in connection with a merger in which shares are issued as consideration; or (iii) in connection with an acquisition of assets spun off by another company in which shares are issued as consideration.

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

Under Spanish law, directors are liable to the company and the shareholders and creditors of the company for acts and omissions contrary to Spanish law or the company’s Bylaws and for failure to carry out the duties and obligations required of directors. Directors have such liability even if the transaction, in connection with which the acts or omissions occurred, is approved or ratified by the shareholders.

The liability of the directors is joint and several, except to the extent any director can demonstrate that he or she did not participate in decision making relating to the transaction at issue, was unaware of its existence, or being aware of it, did all that was possible to mitigate any damages or expressly disagreed with the decision-making relating to the transaction.

8.1.9	General Meeting

The Annual General Meeting of Repsol YPF is held in Madrid during the first six months of each year on a date fixed by the Board of Directors. Extraordinary meetings may be called by the Board of Directors whenever deemed appropriate or at the request of shareholders representing at least 5% of Repsol YPF’s share capital. Notices of all General Meetings are published in the Commercial Registry’s Official Bulletin and in one Madrid area newspaper at least one month prior to the meeting. Shareholders representing at least 5% of Repsol YPF’s share capital have the right to request the publication of an amended notice including one or more additional agenda items.

As of the date on which the CNMV is notified of the General Meeting, the company is obligated to publish the following information on its website: notice of the meeting, complete texts of any proposals, documentation available to the shareholders, and the means and procedures necessary to grant proxy representation and exercise absentee voting.

In general, each share entitles the holder to one vote. However, Article 27 of Repsol YPF’s Bylaws provides that no shareholder or group of companies may vote more than 10% of Repsol YPF’s capital stock at a General Meeting regardless of its individual or aggregate holding in Repsol YPF. To modify article 27 of the Bylaws, a special resolution approved by at least 75% of the shares entitled to vote present at the General Meeting is required. The same percentage vote is required to modify such supermajority requirement.

Only holders of 150 or more shares are entitled to attend the General Meeting. Holders of fewer than 150 shares may aggregate their Repsol YPF shares by proxy and select a representative to attend the General Meeting. All holders may aggregate their shares for the election of directors.

In accordance with the new regulations for collective investment institutions, their managing companies are obligated to exercise all of the political rights pertaining to the assets of the funds that they manage, especially the attendance and voting rights in general meetings, whenever the issuer is a Spanish company, the fund has held interests in the issuer for more than 12 months and the interest held represents at least 1% of the share capital of the issuer.

Any share may be voted by proxy. Proxies must be conferred in writing or by remote communication, provided the identity of the person so acting is duly verified and it is done entirely in accordance with the legally prescribed procedures. Proxies may be given to natural persons or legal entities and are valid for a single General Meeting. A proxy may be revoked prior to the meeting or by attendance by the shareholder at the meeting.

Pursuant to the Regulations that govern the General Meetings, voting on the proposals included on the agenda may be delegated or exercised by a shareholder through mail, electronically, or by any other remote communication media, provided that the identity of the person casting the vote is duly verified. Shareholders casting remote votes will be counted as present for the purposes of convening the meeting. The means and procedures by which the exercise and delegation of votes cast remotely remain subject to regulatory development. In compliance with the Regulations of the General Meeting of Repsol YPF, the Board of Directors will establish, for every meeting, the most appropriate procedure for the delegation or the exercise of the right to vote by means of long distance communication. Such procedure will be described in the notice of the meeting.

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

Only holders of shares registered at least five days prior to the day on which a General Meeting is scheduled, in the manner provided in the notice for such meeting, may attend and vote at such meeting. Subject to the above, The Bank of New York or its nominee will be entitled to vote the Repsol YPF shares represented by the ADSs. The deposit agreement provides that The Bank of New York or its nominee will accept voting instructions from ADS holders and execute such instructions as permitted by law and by the terms governing the shares.

The Bylaws of Repsol YPF provide that, on the first call of an ordinary or extraordinary General Meeting, the presence in person or by proxy of shareholders representing at least 25% of the voting capital of Repsol YPF will constitute a quorum. If on the first call a quorum is not present, then the meeting can be reconvened by a second call at which time the shareholders present will constitute a quorum, irrespective of the voting capital represented at such meeting. However, a resolution in the General Meeting seeking to modify the Bylaws of Repsol YPF, change its share capital or corporate purpose, issue bonds, merge, dissolve, spin-off assets, issue new shares and bonds convertible into shares with exclusion of preemptive rights or transform its legal form requires on the first call the presence in person or by proxy of shareholders representing at least 50% of the voting capital of Repsol YPF, and on a second call the presence in person or by proxy of shareholders representing at least 25% of the voting capital. If on this second call the shareholders represent less than 50% of the voting capital, such resolutions may only be passed upon the vote of shareholders representing two-thirds of the capital present or represented at such meeting.

Resolutions in all other cases are passed by a majority of the votes cast. Resolutions passed by the General Meeting are binding upon all shareholders. In limited circumstances, such as when a company’s corporate purpose is changed or it is transformed into a different type of legal entity, Spanish law gives dissenting or absent shareholders the right to have their shares redeemed by the company at prices determined in accordance with established formulas.

The Regulations that govern the General Meeting were approved by the General Meeting held on April 4, 2003. The Regulations were amended at the General Meeting held on March 31, 2004 in order to incorporate into the Regulations the new requirements introduced by Law 26/2003, regarding absentee voting and shareholder information rights, and on June 16, 2006, in order to adapt the Regulations to the new wording of, among others, Article 97 of the Joint Stock Companies Act, introduced by Final Provision One of Law 19/2005, relating to the Spanish-domiciled European Company (SE). The existence of such Regulations is obligatory for all corporations listed on a Spanish Stock Exchange following the adoption of Law 26/2003.

8.1.10	Legal Provisions regarding Certain Transactions and Resolutions

The right of the Spanish government, established by Law 5/1995, to be notified about and to object to certain resolutions and transactions relating to, among other Spanish companies, Repsol YPF, expired, with respect to Repsol YPF, on February 6, 2006.

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

According to applicable law, the minimum content that such website must contain includes the following: the Bylaws, the regulations for the Board of Directors and for the committees of the Board of Directors, the regulations for the General Meeting, the financial statements, the annual report, the report on corporate governance, the internal conduct regulations regarding the securities market, the documents relating to the ordinary and extraordinary General Meetings and the relevant events notified to the CNMV. Of particular note are maintenance on the website of the procedures relating to the grant of proxies for the General Meeting and the exercise of the right to vote remotely and publication of relevant events.

The aforementioned documents are also available at the registered office of Repsol YPF, Paseo de la Castellana, 278, attention of the Office of Investor Relations, whose telephone number is +34 900 100 100.

Repsol YPF has its own website, www.repsolypf.com, the content of which has been adapted to comply with the provisions of the aforementioned regulations.

8.2	Dividends

Assuming that all of the reference conditions in our Strategic Plan 2005-2009 are met, Repsol YPF’s expectation is that our dividend growth in 2005 will be 20% higher than that of 2004 and that, thereafter, it will be increased by 15% annually during the remaining period of the Strategic Plan, always within a pay out ratio band between 40% to 50%. See Section 2. “Information on Repsol YPF—Repsol YPF—Strategy” for a discussion of certain reference conditions in our Strategic Plan.

On January 12, 2006 Repsol YPF paid an interim dividend of €0.30 per share with respect to fiscal year 2005. The Annual General Meeting held on June 16, 2006 approved the payment of a final dividend for 2005 of €0.30 per share that was paid on July 5, 2005. The total dividend for fiscal year 2005 has been €0.60 per share, continuing with the policy of paying a growing dividend year on year. This dividend represents a 20% increase from the 2004 dividend and a 23% pay-out ratio (portion of net income distributed as dividend) in line with Repsol YPF’s prudent policy.

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

Year ended December 31,	Interim	Final	Total	Interim	Final	Total
	(euro per share)			(dollars per ADS)
2001	0.21	—	0.21	0.19	—	0.19
2002	0.15	0.16	0.31	0.16	0.18	0.34
2003	0.20	0.20	0.40	0.25	0.24	0.49
2004	0.25	0.25	0.50	0.34	0.30	0.64
2005	0.30	0.30	0.60	0.36	0.38	0.75

Dividends payable by Repsol YPF to non-residents of Spain are subject to a Spanish withholding tax at the rate of 15%.

8.3	Taxation

The following is a discussion of the material Spanish and U.S. federal income tax consequences of purchasing, owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only if you hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding ordinary shares or ADSs as part of a hedge, straddle or conversion transaction;

•	U.S. persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding ordinary shares or ADSs that own or are deemed to own 10% or more of our voting stock; or

•	persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

The discussion regarding Spanish tax laws below is based on interpretations of those laws in force as of the date of this annual report. The discussion of U.S. federal income tax consequences is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These Spanish and U.S. laws are subject to change, possibly on a retroactive basis. The discussion of the Spanish and U.S. federal tax consequences is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisors concerning the Spanish, U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of ordinary shares or ADSs in your particular circumstances.

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

Notwithstanding the above, capital gains derived from the transfer of shares in an official Spanish secondary stock market by any holder, who is resident in a country that has entered into a treaty with an “exchange of information” clause (the Treaty contains currently such a clause), will be exempt from taxation in Spain. Additionally, capital gains realized by non-residents of Spain who are entitled to the benefit of an applicable treaty will, generally, not be taxed in Spain (since most tax treaties provide for taxation only in the taxpayer’s country of residence). If you are a United States Resident, by virtue of the Treaty, capital gains arising from the disposition of ordinary shares or ADSs generally will not be taxed in Spain, provided that you have not maintained a direct or indirect holding of at least 25% in the capital of Repsol YPF during the 12 months preceding the disposition of the stock. You will be required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an Internal Revenue Service certificate of fiscal residence in the United States, together with the corresponding Spanish tax form.

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

Proposed Income Taxes Reform.

The Spanish Government has proposed to the Parliament a reform of income taxes (individual income tax, corporate income tax and non-residents income tax). The reform, if approved, is expected to enter into force on

January 1, 2007, with the exception of capital gains derived from the disposal of assets acquired before December 31, 1996, in which case it shall become effective for disposals effected since January 20, 2006.

Although the reform would not affect non-residents covered by existing tax treaties, the main change affecting non-residents would be that all capital income (including dividends, interests, royalties and capital gains, among others) will be taxed at a flat rate of 18%, unless a tax treaty applies.

8.3.2	United States Taxation

Taxation of Distributions. Distributions paid on ADSs or ordinary shares, to the extent paid out of current or accumulated earnings and profits, other than certain pro rata distributions of common shares, as determined under United States federal income tax principles, will be treated as a dividend. The amount of this dividend will include any amounts withheld by Repsol YPF or its paying agent in respect of Spanish taxes. Dividends received by non-corporate United States Holders on shares or ADSs may be subject to U.S. federal income tax at lower rates (generally 15%) than other types of ordinary income if certain conditions are met in taxable years beginning before January 1, 2011. United States Holders should consult their own tax advisors regarding the implications of this legislation in their particular circumstances. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

Passive Foreign Investment Company Rules. We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the 2005 taxable year. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time

(including, among others, equity investments in non-controlled entities) and since the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held ordinary shares or ADSs, certain adverse consequences could apply to you.

In general, if we are treated as a PFIC for any taxable year, gain recognized by you on the sale or other disposition of ordinary shares or ADSs would be allocated ratably over your holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of ordinary shares or ADSs in excess of 125% of the average of the annual distributions on such securities received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark to mark election) may be available to you that may help ameliorate the adverse consequences resulting from PFIC status.

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

In addition, certain codes of conduct and other internal regulations, as well as certain corporate governance regulations applicable to and recommendations made for Spanish-listed companies are available on the Repsol YPF website www.repsolypf.com (which does not form part of this annual report).

8.5	Material Contracts

8.5.1	Agreement with La Caixa for the joint control of Gas Natural

On June 20, 2003, Repsol YPF and La Caixa further amended their Agreement with respect to Gas Natural, dated January 11, 2000, through a second addendum to the Novation Agreement of May 16, 2002 (as first amended by an Addendum dated December 16, 2002).

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

See Section 3. “Operating and Financial Review and Prospects—Recent Developments—Gas Natural’s takeover bid for Endesa” for a discussion of a transaction that may lead to changes to or the termination of this agreement.

9.	Quantitative and Qualitative Disclosure About Market Risk

As used throughout this Section 9, “Libor” refers, unless otherwise indicated, to the three-month London Interbank Offered Rate, “Euribor” refers, unless otherwise indicated, to the three-month Euro Interbank Offered Rate, “6m Libor” refers to the six-month Libor Interbank Offered Rate and “6m Euribor” refers to the six-month Euro Interbank Offered Rate. As used throughout this Section 9, “bp” refers to basis points, which equal one-hundredth of a percent (1/100 of 1%).

9.1	Oil Price Exposure

Due to the nature of its business, Repsol YPF is exposed to various market risks relating to the volatility of crude oil and crude oil product prices. To manage these risks, Repsol YPF engages in hedging transactions involving futures and other derivative instruments. Repsol YPF purchases and sells futures contracts (mainly on the International Petroleum Exchange and the New York Mercantile Exchange) in order to reduce the exposure of its business to the effects of market price changes on its crude oil and products. From time to time, Repsol YPF also purchases and sells over-the-counter derivative instruments, principally forwards, swaps and options. Such instruments are used basically for hedging market risks arising from Repsol YPF’s industrial and commercial activities.

The following tables set forth certain information with respect to oil price-sensitive instruments issued or held by Repsol YPF at December 31, 2005 and 2004. At December 31, 2004 and 2005 Repsol YPF had no material exposure to crude oil price-sensitive instruments entered into for trading purposes in 2004 and 2005.

Non-trading portfolio

At December 31, 2005	Thousands of barrels	Average settlement price	Expected maturity date
			2006	2007	2008	2009	2010	Thereafter	Total	Fair value
		(US$ per barrel)	(thousands of US$)
Buy contracts
Short-term:
WTI	460	58.87	27,081.5	—	—	—	—	—	27,081.5	508.58
BRENT	1,772	57.40	101,711.25	—	—	—	—	—	101,711.25	(75,111.27)
IPE GO	35.20	(506.70)	(17,835.9)	—	—	—	—	—	(17,835.9)	142.50
NYMEX HHO	18	71.61	1,289.03	—	—	—	—	—	1,289.03	(1,289.03)
Sell contracts
Short-term:
WTI	183	58.46	10,697.41	—	—	—	—	—	10,697.41	(115.31)
BRENT	1,321	58.34	77,073.42	—	—	—	—	—	77,073.42	77,073.42
NYMEX HHO	235	72.92	17,136.59	—	—	—	—	—	17,136.59	810.68
IPE GO	6.7	508.13	3,404.46	—	—	—	—	—	3,404.46	(69.49)
Swap contracts(1)
Short-term:
WTI	4,080	20.92	85,352.55	—	—	—	—	—	85,352.55	3,412.55
Brent	10,110	(4.25)	(47,525.17)	4,507.5	—	—	—	—	(43,017.67)	5,148.08
Dubai	1,890	18.05	34,111	—	—	—	—	—	34,111	(3,285)

At December 31, 2005	Thousand Tonnes	Average settlement price	Expected maturity date
			2006	2007	2008	2009	2010	Thereafter	Total	Fair value
		(US$ per tonne)	(thousands of US$)
Swap contracts(1)
Short-term:
HHO	34	(35.34)	(1,201.52)	—	—	—	—	—	(1,201.52)	182.26
GO	14.86	(465.30)	(6,134.38)	(779.96)					(6,914.34)	(997.43)
JET	29.72	229.41	6,103.72	714.29	—	—	—	—	(6,818.01)	1,072.97
PPM	1.8	3.1	5.58						5.58	5.28
PROPANE	33	(606.74)	(20,022.3)	—	—	—	—	—	(20,022.3)	817.20

(1)	Repsol YPF pays a fixed price and receives market price. The “Average settlement price” column shows the differential per tonne/barrel.

At December 31, 2005, Repsol YPF, through its investment in Gas Natural, had arranged electricity price hedging amounting to €10.6 million with staggered maturities throughout 2006 and a negative fair value of €0.4 million.

At December 31, 2004	Thousands of barrels	Average settlement price	Expected maturity date
			2005	2006	2007	2008	2009	Thereafter	Total	Fair value
		(US$ per barrel)	(thousands of US$)
Buy contracts
Short-term:
WTI	1,085	41.51	45,039.65	—	—	—	—	—	45,039.65	(819.11)
Sell contracts
Short-term:
WTI	1,110	42	46,644.65	—	—	—	—	—	46,644.65	143.90
Swap contracts(1)
Short-term:
WTI	2,203	11.48	25,280.26	—	—	—	—	—	25,280.26	(1,322.84)
Brent	3,453	5.03	17,355.02	—	—	—	—	—	17,355.02	(2,712.69)
Dubai	993	—	—	—	—	—	—	—	—	3,507.11

At December 31, 2004	Thousand Tonnes	Average settlement price	Expected maturity date
			2005	2006	2007	2008	2009	Thereafter	Total	Fair value
		(US$ per tonne)	(thousands of US$)
Swap contracts(1)
Short-term:
Nafta	95	(406.09)	(10,907.18)	—	—	—	—	—	(10,907.18)	(870.02)

(1)	Repsol YPF pays a fixed price and receives market price. The “Average settlement price” column shows the differential per tonne/barrel.

9.1.1	Crude Oil Price Swaps

Forward Oil Sale Agreements

Since 1996, YPF has entered into three forward oil sale agreements, which we refer to as the FOS transactions in this annual report. These agreements were entered into in order to obtain cash to fund operations in advance of the actual sale and delivery of oil. Under these transactions, YPF was advanced US$381 million in 1996, US$300 million in 1998 and US$383 million in 2001, against future deliveries of oil. YPF’s obligations under the FOS transactions are recorded as a liability in the consolidated balance sheet and will be reduced and taken to income as the physical deliveries are made over the term of the contracts. As of December 31, 2005, the amount of FOS financial debt recorded on our consolidated balance sheet was US$64 million. The obligations to deliver crude oil under the agreements entered into in 1996 have been satisfied in their entirety, with the last delivery having taken place in October 2003. The obligation to deliver crude oil under the agreement entered into in 2001 was fully prepaid on September 30, 2005. The obligation to deliver crude oil under the 1998 agreement will continue until May 2008.

The structure of each of the remaining FOS transaction is similar to the ones already cancelled. YPF enters into a forward oil sale agreement that calls for the future delivery of oil for the life of the contract. YPF is paid in advance for the future delivery of oil. The price of the oil to be delivered is calculated using various factors, including the expected future price and quality of the crude oil being delivered. The counterparty or assignee to each oil supply agreement is a special purpose entity incorporated in the Cayman Islands, which finances itself as described below. The oil to be delivered under each supply agreement is subsequently sold in the open market.

YPF is exposed to any change in the price of the crude oil it will deliver in the future under the FOS transactions. YPF’s exposure derives from various crude oil swap agreements under which YPF pays a fixed price with respect to the nominal amount of the crude oil sold, and receives the variable market price of such crude oil.

The following provides an overview of the outstanding FOS transaction:

FOS II
Date	June 24, 1998
Net proceeds(1)	US$299,967,289
SPE	Oil Enterprises Ltd.
SPE Debt	US$315 million 6.239% notes
Purchaser	Morgan Guaranty Trust
Marketer	YPF
Guarantee/hedge	Oil Price Hedge Agreement/Default Insurance
Total crude oil barrels to be delivered over the life of the contract	23,933,985
Average crude oil barrels per month	201,126
Term of transaction	10 years

(1)	The total sale amount under each FOS transaction is as follows: FOS II US$314,995,137. The difference between the net proceeds and the sale amount is deposited in a reserve account to cover certain contingencies and, absent an event of default or other events set forth in the transaction documents, will be paid to YPF during the last three months of the term of each transaction.

The series of FOS II are insured by MBIA. Repsol YPF S.A. agreed to reimburse this third party insurer for any payment made by it as insurer in connection with the FOS II default insurance policy.

YPF’s monthly crude oil delivery obligations under the remaining FOS transaction represent approximately 2.14% of its monthly production as of December 31, 2005. Total remaining crude delivery obligations under the FOS transaction represent 5.13% of YPF’s 2005 crude oil production. If YPF is not able to deliver the required number of barrels from its own production, YPF may purchase oil of similar quality in the open market.

On March 8, 2004, the Argentine tax authorities formally communicated to YPF their view that the FOS transactions should have been treated as financial transactions carried out in Argentina and, as such, should have been subject to the relevant tax withholdings. YPF has presented its defense rejecting the claim and arguing its position.

At December 31, 2005, Repsol YPF had crude oil price swap contracts in order to hedge the current value of the crude oil deliveries under the forward oil sale agreement described above. The contract covered a total of 23,933,982.41 barrels of which the outstanding amount as of December 31, 2005 was 5,676,242 barrels of crude oil under which Repsol YPF must deliver set amounts of crude oil at fixed prices averaging US$13.161 per barrel in exchange for the same quantities of crude oil at market prices. At December 31, 2005, the fair value of these hedging instruments was €203 million and they will mature between 2006 and 2008.

9.2	Foreign Currency Exposure

Repsol YPF’s results of operations are exposed to foreign exchange rate movements because it publishes its financial statements in euro while a substantial part of its revenues and certain of its expenses are denominated in or indexed to dollars. Approximately 31.4% of Repsol YPF’s total sales in 2005 were made outside the European Union. The billing currency of products sold outside the European Union is primarily the U.S. dollar. Repsol YPF is also exposed, to a lesser extent, to the Argentine peso. See Section 3. “Operating and Financial Review and Prospects—Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies.”

Currency exposure also arises from some domestic sales. Domestic sales of bottled and pipeline-delivered LPG and natural gas are subject in most cases to price ceilings established by the Spanish government. See Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain.” The Spanish government determines these prices on a “cost plus” basis. As part of the price formula, raw material costs take into account among other components, the euro/U.S. dollar exchange rate, which is reflected to some extent in the selling price. Other petroleum products are sold in Spain at market prices. These prices reflect to some extent the international import parity prices which are denominated in U.S. dollars.

Repsol YPF’s policy is to fund its activities in the same functional currency as its foreign investments, although certain of our peso functional currency investments have been financed with U.S. dollar indebtedness. See Section 3. “Operating and Financial Review and Prospects—Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies.” At December 31, 2005, 80.2% of Repsol YPF’s consolidated net debt including preference shares was denominated in foreign currencies, mainly in U.S. dollars, either directly or through foreign exchange forward contracts. To implement this policy, the desired currency of funding is obtained either directly from the capital markets or indirectly through foreign exchange forward contracts coupled with funding in other currencies. Repsol YPF does not use foreign exchange forward contracts to hedge anticipated transactions.

The tables below set forth certain information with respect to exchange rate sensitive instruments issued or held by Repsol YPF at December 31, 2005 and 2004. Repsol YPF had no material exchange rate risk arising from instruments entered into for trading purposes at December 31, 2005.

9.2.1	Foreign Currency Forwards

Non-trading portfolio

At December 31, 2005 and 2004, Repsol YPF was party to foreign currency forward agreements as detailed below.

	Expected maturity date						Total	Fair Value(1)
At December 31, 2005	2006	2007	2008	2009	2010	Thereafter
Forwards
Euro/USD(2)
Contract Amount	2,968.9	—	—	—	—	—	2,968.9	(32.26)
Average contractual Exchange rate	1.20	—	—	—	—	—	—	—
USD/Euro(2)
Contract Amount	1,259.5	2.5	2.5	2.5	2.5	12.5	1,283	5.35
Average contractual Exchange rate	1.19	1.25	1.26	1.27	1.28	1.31		—
GBP/USD(2)
Contract Amount	0.90	—	—	—	—	—	0.90	(0.00)
Average contractual Exchange rate	1.72	—	—	—	—	—	—	—
EUR/USD(2)
Contract Amount	333	—	—	—	—	—	333	3.08
Average contractual Exchange rate	1.20	—	—	—	—	—	—	—
USD/CLP(2)
Contract Amount	1.35	—	—	—	—	—	1.35	—
Average contractual Exchange rate	515.35	—	—	—	—	—	—	—
EUR/ BRL(2)
Contract Amount	2.5	—	—	—	—	—	2.5	—
Average contractual Exchange rate	3.07	—	—	—	—	—	—	—

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2005.
(2)	In millions of first currency (except exchange rate information). Repsol YPF buys the first currency named and sells the second one.

	Expected maturity date						Total	Fair Value(1)
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter
Forwards
Euro/USD(2)
Contract Amount	1,876.90	—	—	—	—	—	1,876.90	—
Average contractual Exchange rate	1.35	—	—	—	—	—	—	—
USD/Euro(2)
Contract Amount	1,095.71	—	—	—	—	—	1,095.71	(3.35)
Average contractual Exchange rate	1.35	—	—	—	—	—	—	—
GBP/USD(2)
Contract Amount	0.68	—	—	—	—	—	0.68	0.01
Average contractual Exchange rate	1.89	—	—	—	—	—	—	—
EUR/USD(2)
Contract Amount	15.79	—	—	—	—	—	15.79	0.12
Average contractual Exchange rate	1.35	—	—	—	—	—	—	—
USD/EUR(2)
Contract Amount	140.10	—	—	—	—	—	140.10	(5.37)
Average contractual Exchange rate	1.29	—	—	—	—	—	—	—

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2004.
(2)	In millions of first currency (except exchange rate information). Repsol YPF buys the first currency named and sells the second one.

9.2.2	Financial Debt and Preferred Shares

The following tables set forth information with regard to financial debt and preferred shares denominated in euro and other currencies, detailed by currency, as of December 31, 2005 and 2004:

	Expected maturity date
At December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value(3)
	(millions of euro)(1)
Financial debt(2)
US$	3,344	268	225	745	951	1,164	6,697	7,130
Euro	(1,077)	114	20	67	325	1,410	859	987
Other	241	78	94	23	4	36	476	488
Preferred shares
US$	—	—	—	—	—	612	612	617
Euro	—	—	—	—	—	2,873	2,873	3,052

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2005.
(2)	The financial debt split by currencies takes into account the currency of denomination plus cross-currency interest rate swaps and foreign currency forwards.
(3)	Fair Value does not include cross currency swaps and foreign currency forwards which are disclosed in separate tables.

	Expected maturity date
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value(3)
	(millions of euro)(1)
Financial debt(2)
US$	3,056	705	245	223	881	1,808	6,918	7,166
Euro	(106)	380	228	17	67	1,506	2,092	2,171
Other	189	15	52	—	17	17	290	291
Preferred shares
US$	—	—	—	—	—	535	535	547
Euro	—	—	—	—	—	2,851	2,851	3,056

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2004.
(2)	The financial debt split by currencies takes into account the currency of denomination plus cross-currency interest rate swaps and foreign currency forwards.
(3)	Fair Value does not include cross currency swaps and foreign currency forwards which are disclosed in separate tables.

9.2.3	Cross-currency Interest Rate Swaps

Repsol YPF enters into cross-currency interest rate swap arrangements to hedge its assets and liabilities denominated in foreign currencies against foreign exchange fluctuations and to effectively transform debt denominated in foreign currencies mainly into dollar-and euro-denominated debt. At December 31, 2005 and 2004, Repsol YPF was party to cross-currency interest rate swap agreements as detailed below.

	Expected maturity date
At December 31, 2005	2006	2007		2008		2009	2010	Thereafter	Total	Fair Value
	(millions of euro)(1)
Variable to variable
Contract/notional amount (BRL)	5.55	5.55		24.98		—	—	—	36.1	(5.6)
Average pay rate (BRL)	111.5 CDI %	103 CDI	%	103 CDI	%	—	—	—	—	—
Average receive rate (USD)	2.65%	2.65%		2.65%		—	—	—	—	—
Contract/notional amount (EUR)	39.1	—		—		—	—	—	39.1	0.92
Average pay rate (EUR)	Euribor 3m+ 0.33% bp	—		—		—	—	—	—	—
Average receive rate (USD)	Libor 3m+ 0.30 bp	—		—		—	—	—	—	—
Fixed to fixed
Contract/notional amount (EUR)	750	—		—		—	1,175	1,000	2,925	625.09
Average pay rate (USD)	6.35%	—		—		—	7.16%	5.22%	—	—
Average receive rate (EUR)	5.75%	—		—		—	6%	4.63%	—	—
Variable to fix
Contract/notional amount (BRL)	10.79	19.43		18.20		17.27	—	—	65.7	(11.4)
Average pay rate (BRL)	110.3 CDI %	111.6 CDI	%	111.6 CDI	%	111.6 CDI %	—	—	—	—
Average receive rate (USD)	5.38%	7.3%		7.3%		7.3%	—	—	—	—
Contract/notional amount (BRL)	2.5						—	—	2.5	—
Average pay rate (BRL)	2.25 CDI %	—		—		—	—	—	—	—
Average receive rate (USD)	1.00%	—		—		—	—	—	—	—
Contract/notional amount (USD)	—	—		—		17.9	—	—	17.9	0.92
Average pay rate (ARS)	—	—		—		14.30%	—	—	—	—
Average receive rate (USD)	—	—		—		Libor 6m	—	—	—	—

(1)	In millions of euro equivalent (except rates) at the relevant exchange rate on December 31, 2005.

	Expected maturity date
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(millions of euro)(1)
Variable to variable
Contract/notional amount (BRL)	138.6	—	—		—	—	138.6	(6.57)
Average pay rate (USD)	US Libor + spread	—	—		—	—	—	—
Average receive rate (BRL)	CDI BRL	—	—		—	—	—	—
Contract/notional amount (EUR)	39.48		—		—	—	39.48	(3.98)
Average pay rate (USD)	USD Libor	—	—		—	—	—	—
Average receive rate (EUR)	Euribor	—	—		—	—	—	—
Fixed to fixed
Contract/notional amount (EUR)	—	750	—	—	—	2,175	2,925	907.38
Average pay rate (USD)	—	6.35%		—	—	6.09%	—	—
Average receive rate (EUR)	—	5.75%		—	—	5.89%	—	—

(1)	In millions of euro equivalent (except rates) at the relevant exchange rate on December 31, 2004.

9.2.4	Futures Contracts

Repsol YPF has futures contracts on exchange rates in order to cover financial liabilities denominated in currencies other than the functional currencies of the Group’s different companies. At December 31, 2005 Repsol YPF did not have any futures contracts on exchange rates, whereas at December 31, 2004, Repsol YPF did have futures contracts on exchange rates as detailed below:

	Expected maturity date
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total
Futures
USD/BRL
Number of contracts	250	—	—	—	—	—	250
Amount contracted (USD)	12.5	—	—	—	—	—	—
Exchange rate at 12/31/04	2.71%	—	—	—	—	—	—

9.3	Interest Rate Exposure

Of total financial debt including preference shares, which amounted to €11,517 million as of December 31, 2005, €6,025 million were principal of fixed interest rate instruments, the fair value of which fluctuates with variations in interest rates.

The following tables set forth information with regard to fixed rate debt as of December 31, 2005 and 2004, detailed by currency and maturity date:

	Expected Maturity Date
At December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value(2)
	millions of euro equivalent(1)
Debt fixed rate
US Dollar	701	206	96	155	865	1,095	3,118	4,020
Average Interest Rate	6.58	7.45	7.03	8.38	7.06	5.40	—	—
Euro	2	3	3	3	162	1,029	1,202	1,334
Average Interest Rate	22.43	4.29	4.29	4.29	6.53	5.01	—	—
Other currencies	2	—	74	—	—	19	95	105
Average Interest Rate	—	—	12.29	—	—	11.59	—	—
Preference shares fixed rate	—	—	—	—	—	—	—	—
US Dollar	—	—	—	—	—	612	612	617
Average Interest Rate	—	—	—	—	—	7.45	—	—
Euro	—	—	—	—	—	1,000	1,000	1,052
Average Interest Rate	—	—	—	—	—	3.90	—	—

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2005.
(2)	Fair Value does not include cross currency swaps.

	Expected Maturity Date
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value(2)
	millions of euro equivalent(1)
Debt fixed rate
US Dollar	1,243	652	215	73	328	1,704	4,215	5,242
Average Interest Rate	7.26%	6.47%	7.03%	5.67%	6.55%	6.16%	—	—
Euro	27	3	3	3	3	1,195	1,234	1,312
Average Interest Rate	5.25%	4.90%	4.28%	4.28%	4.28%	5.07%	—	—
Other currencies	41	—	—	—	—	17	58	59
Average Interest Rate	11.30%	—	—	—	—	11.59%	—	—
Preferred shares fixed rate	—	—	—	—	—	—	—	—
US$	—	—	—	—	—	535	535	547
Average Interest Rate	—	—	—	—	—	7.45	—	—
Euro	—	—	—	—	—	1,000	1,000	1,056
Average Interest Rate	—	—	—	—	—	3.94	—	—

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2004.
(2)	Fair Value does not include cross currency swaps.

9.3.1	Interest Rate Swaps

At December 31, 2005 and 2004, Repsol YPF had interest rate swap arrangements according to the following schedule:

	Expected maturity date
At December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(millions of euro)(1)
Variable to variable
Contract Amount (EUR)	—	37.02	—	—	—	—	37.02	0.31
Average pay rate	—	Euribor 6m-0.10%	—	—	—	—	—	—
Average receive rate	—	Euribor 6m+0.38%	—	—	—	—	—	—

Variable to fixed
Contract Amount (MXN)	308.47	—	308.47	—	—	—	616.94	(0.93)
Average pay rate	9.81%	—	9.99%	—	—	—	—	—
Average receive rate	TIIE 28 days	—	TIIE 28 days	—	—	—	—	—
Contract Amount (EUR)	—	39	—	—	—	—	39	(2.59)
Average pay rate	—	5.87%	—	—	—	—	—	—
Average receive rate	—	Euribor 6m+0.42 bp	—	—	—	—	—	—
Contract Amount (EUR)(2)	—	—	—	—	—	673.95	673.95	(312.64)
Average pay rate	—	—	—	—	—	6.75%	—	—
Average received rate	—	—	—	—	—	Euribor 3m	—	—
Contract Amount (USD)	2.78	3.39	4.01	4.01	16.04	30.85	61.08	(4.63)
Average pay rate	6.383%	6.383%	6.383%	6.383%	6.383%	6.383%	—	—
Average receive rate	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	—	—
Contract Amount (EUR)	0.61	0.61	0.31	0.31	0.31	142.51	144.67	(2.16)
Average pay rate	3.90%	3.81%	3.01%	3.01%	3.01%	3.46%	—	—
Average receive rate	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	—	—
Contract Amount (EUR)	0.61	1.23	—	—	—	0.612	2.46
Average pay rate	Fx/Euribor 3m	Fix Increasing/ Euribor 3m	—	—	—	Fix increasing/ libor 6m	—	—
Average receive rate	Euribor 3m	Euribor 3m	—	—	—	Euribor 3m	—	—

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2005.
(2)	See “—Interest Rate Options” below.

	Expected maturity date
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(millions of euro)(1)
Variable to variable
Contract Amount (EUR)	—	—	37.02	—	—	—	37.02	0.49
Average pay rate	—	—	Euribor 6m-0.1%	—	—	—	—	—
Average receive rate	—	—	Euribor 6m+ 0.38%	—	—	—	—	—
Variable to fixed
Contract Amount (MXN)	308.47	—	—	—	—	—	308.47	0.10
Average pay rate	6.67%	—	—	—	—	—	—	—
Average receive rate	TIIE 28 days	—	—	—	—	—	—	—
Contract Amount (EUR)	—	—	39	—	—	—	39	(3.72)
Average pay rate	—	—	5.87%	—	—	—	—	—
Average receive rate	—	—	Euribor 6m+0.42bp	—	—	—	—	—
Contract Amount (EUR)(2)	—	—	—	—	—	673.95	673.95	(255.55)
Average pay rate	—	—	—	—	—	6.75%	—	—
Average received rate	—	—	—	—	—	Euribor 3m	—	—
Contract Amount (USD)	—	—	—	—	—	66.63	66.63	(6.20)
Average pay rate	—	—	—	—	—	6.9%-6.385%	—	—
Average receive rate	—	—	—	—	—	USD Libor-BBA	—	—
Contract Amount (EUR)	—	—	—	—	—	92.53	92.53	(0.40)
Average pay rate	—	—	—	—	—	3.65%	—	—
Average receive rate	—	—	—	—	—	Euribor 6m	—	—
Contract Amount (EUR)	1.66	—	—	—	—	—	1.66	(0.03)
Average pay rate	5.46%	—	—	—	—	—	—	—
Average receive rate	Euribor 6m	—	—	—	—	—	—	—
Contract Amount (EUR)	—	0.62	—	—	—	—	0.62	(0.06)
Average pay rate	—	2.49%/ Euribor 3m-0.2		—	—	—	—	—
Average receive rate	—	Euribor 3m	—	—	—	—	—	—
Contract Amount (EUR)	—	—	3.76	—	—	—	3.76	(0.09)
Average pay rate	—	—	4.48%/ Euribor 3m-0.1	—	—	—	—	—
Average receive rate	—	—	Euribor 6m/ Euribor 3m	—	—	—	—	—

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2004.
(2)	See “—Interest Rate Options” below.

9.3.2	Average Interest Rate Forward

At December 31, 2005, Repsol YPF was not party to any average interest rate forward arrangements.

9.3.3	Interest Rate Options

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

As a result of these purchases and sales of interest rate options, the interest rate payable by Repsol YPF on €1,000 million of the €2,000 million preference shares issued in December 2001 will be a floating rate equal to the three-month Euribor for the period from September 30, 2002 to December 31, 2011. Additionally, Repsol YPF has a swap denominated in euro with a notional amount of €674 million, an average pay rate of 6.75% and an average receive rate of three-month Euribor. Repsol YPF uses this swap as an instrument to hedge cash flows generated by the issue of the above euro-denominated preference shares. See “—Interest Rate Swaps” above.

Non-trading Portfolio

	Expected Maturity Date
At December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(millions of euro equivalent)
Interest rate option RIC (“Collar”)(1)
Contract amount (€2,000 million)	—	—	—	—	—	2,000	2,000	100.03

Cap option
Repsol YPF would receive Cap rate 7%	—	—	—	—	—	—	—	—
Repsol YPF would pay floating rate 3m EURIBOR	—	—	—	—	—	—	—	—

Floor option
Repsol YPF would receive Floor rate 4%	—	—	—	—	—	—	—	—
Repsol YPF would pay rate floating rate 3m EURIBOR	—	—	—	—	—	—	—	—

Interest rate option GN (“Collar”)
Contract amount (€15.42 million)	1.54	1.23	1.54	4.62	1.54	4.93	15.42	(0.31)

Cap option
GN would receive floating Euribor rate	—	—	—	—	—	—	—	—
GN would pay rate	5%	5.01%	5.01%	5.18%	4.72%	5%	—	—

Floor option
GN would receive Euribor rate	—	—	—	—	—	—	—	—
GN would pay	3.10%	3.11%	3.11%	3.41%	2.81%	2.91%	—	—

Interest rate option GN (“Collar”)
Contract amount (€1.23 million)	—	—	—	—	—	1.23	1.23	0

Cap option
GN would receive floating Euribor rate	—	—	—	—	—	—	—	—
GN would pay rate	—	—	—	—	—	5%	—	—

Floor option(2)
GN would receive Euribor rate	—	—	—	—	—	—	—	—
GN would pay	—	—	—	—	—	5%	—	—

(1)	€1,000 million expire on June 30, 2011 and €1,000 million expire on December 31, 2011.
(2)	This collar has a knock in series linked to the floor for the different periods which are activated whenever the six-month EURIBOR is below the relevant thresholds.

Expected Maturity Date
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
(millions of euro equivalent)
Interest rate option RIC (“Collar”)(1)
Contract amount (€2,000 million)	—	—	—	—	—	2,000	2,000	110.169

Cap option
Repsol YPF would receive Cap rate 7%	—	—	—	—	—	—	—	—
Repsol YPF would pay floating rate 3m EURIBOR	—	—	—	—	—	—	—	—

Floor option
Repsol YPF would receive Floor rate 4%	—	—	—	—	—	—	—	—
Repsol YPF would pay rate floating rate 3m EURIBOR	—	—	—	—	—	—	—	—

Interest rate option Repsol YPF (“Collar”)
Contract amount (US$68.8 million)(2)	8.2	42.6	—	—	—	—	50.8	(1.4)

Cap option
Repsol YPF would receive Cap rate 6m LIBOR	—	—	—	—	—	—	—	—
Repsol YPF would pay rate 7.5%	—	—	—	—	—	—	—	—

Floor option
Repsol YPF would receive Floor rate 6m LIBOR	—	—	—	—	—	—	—	—
Repsol YPF would pay rate 5.25%	—	—	—	—	—	—	—	—

(1)	€1,000 million expire on June 30, 2011 and €1,000 million expire on December 31, 2011.
(2)	Amount expressed at 100% of contract amount.

9.4	Operations Linked to Evolution of Repsol YPF Share Price

To be in a position to make the potential outlays that may become necessary under the 2002-2006 Incentive Plan, which is linked to the appreciation of Repsol YPF shares, as described in Section 4. “Directors, Senior Management and Employees—Employees—Medium and Long-Term Incentives,” the Company acquired options to purchase Repsol YPF’s shares in 2003; such options can be exercised on the same dates and under the same conditions as the aforementioned incentive program.

The details for these operations at December 31, 2005 are as follows:

Exercise Price (euro)	Type of Operation	Number of Shares	Contract Date	Net Premium (euro) (paid at the time of acquisition)
13	Purchase (Call)	1,495,024	12/18/2003	4,526,932.67
18	Purchase (Call)	1,699,388	12/18/2003	1,905,013.95

				6,431,946.62

In addition, Repsol YPF holds options to purchase Repsol YPF shares, which are no longer linked to the incentive programs mentioned above, under conditions identical to those governing the redemption of the preceding ones:

Exercise Price (euro)	Type of Operation	Number of Shares	Contract Date	Net Premium (euro) (paid at the time of acquisition)
13	Purchase (Call)	1,183,981	12/18/2003	3,585,094.47
18	Purchase (Call)	979,617	12/18/2003	1,098,150.66

				4,683,245.13

The fair value of these transactions was €50.1 million at December 31, 2005.

In addition, at December 31, 2005, Repsol YPF had operations linked to the price of Repsol YPF shares called equity linked swaps, which can be redeemed only by differences, in relation to a total of 3,000,000 shares with a price of €24.9653 and maturing on March 30, 2006. The operations’ market valuation at December 31, 2005 amounted to €-0.9 million, and no effect thereof has been reflected in the earnings in the fiscal year account as a consequence of said valuation. This option was renewed until September 30, 2006 with a strike price of €21.59.

PART II

10.	Defaults, Dividend Arrearages and Delinquencies

None.

11.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

12.	Controls and Procedures

An evaluation was performed under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of Repsol YPF’s disclosure controls and procedures, as of December 31, 2005. Based on this evaluation, Repsol YPF’s Chief Executive Officer and Chief Financial Officer concluded that Repsol YPF’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information that Repsol YPF is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Repsol YPF’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

The Audit and Control Committee of Repsol YPF recently completed an independent review of the facts and circumstances surrounding Repsol YPF’s reduction of prior reserve estimates announced January 26, 2006. According to the independent review, the process for determining reserves with respect to Repsol YPF’s fields in Bolivia and Argentina was flawed from 1999 to 2004 and Repsol YPF personnel at times failed to apply properly SEC criteria for reporting proved reserves. See Section 3. “Operating and Financial Review and Prospects—Recent Developments—Reserves Revisions and Independent Review” for a detailed discussion of the independent review and its conclusions and Section 3. “Operating and Financial Review and Prospects—Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies—Critical Accounting Policies relating to the Primary Financial Statements” for a discussion of certain provisions we made in our Consolidated Financial Statements as of and for the year ended December 31, 2005 relating to the reserves revision. In addition to emphasizing the importance of the numerous and effective organizational changes that Repsol YPF has undertaken in 2005, which have remedied in large measure the circumstances that primarily gave rise to the revision, as well as the significant steps already undertaken regarding public awareness about Repsol YPF’s reserves, the independent review has also led to certain recommendations with the goal of continuing the process already underway. The Board of Directors has fully accepted the conclusions of the Audit and Control Committee and of its independent advisors and management is in the process of implementing these recommendations.

Other than as described above, there has been no change in Repsol YPF’s internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Repsol YPF’s internal control over financial reporting.

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

On March 2, 2005, the SEC granted “foreign issuers” a one-year extension on the schedule initially set for complying with the requirements outlined in Section 404 of the Sarbanes Oxley Act. Due to the new term, the certifications on the existence and effectiveness of the Internal Control System for Financial Reporting from the CEO and CFO of the Repsol YPF Group will have to be issued for the annual audit for the 2006 fiscal year.

13A.	Audit Committee Financial Expert

The Board of Directors of Repsol YPF, in its April 28, 2004 meeting, announced that Mr. Carmelo de las Morenas López met the conditions to be considered an “Audit Committee Financial Expert” according to the rules and regulations of the SEC. Mr. Carmelo de las Morenas López is independent in accordance with applicable SEC rules and regulations.

13B.	Code of Ethics

Repsol YPF has adopted a code of ethics applicable to all employees and the Board of Directors of Repsol YPF has adopted a code of conduct applicable to its members. Since November 26, 2003, the date on which the Board of Directors approved such code of ethics, we have not waived compliance with its provisions. The code has been recently amended by the Board by resolution dated April 26, 2006, in order to develop further some of its provisions and to include new provisions regarding anti-corruption and anti-bribery measures. The code of ethics, as amended by such resolution, has been filed as Exhibit 11.1 to this annual report.

13C.	Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L., or by other member firms of Deloitte to the Repsol YPF Group, classified by type of service rendered for the periods indicated.

	2005		2004
Services Rendered	Fees	Expenses	Fees	Expenses
	(thousands of euro)
Audit Fees	6,489	37	5,241	57
Audit-Related Fees(1)	1,526	28	755	19
Tax Fees(2)	23	—	234	—
All Other Fees(3)	—	—	86	—

Total	8,038	65	6,316	76

(1)	This category principally includes fees related to attest services rendered to subsidiaries of the Repsol YPF Group that are not required by statute or regulation, agreed-upon procedures reports, consultation concerning financial accounting and reporting standards and due diligence services. In 2005 and 2004, it also includes fees amounting to €1,178 thousand and €479 thousand, respectively, billed for assistance services rendered in relation with Repsol YPF’s readiness plan to comply with Sarbanes-Oxley’s Section 404 requirements.
(2)	Includes mainly fees billed for tax compliance and tax planning services, assistance with tax audits and appeals and tax advice.
(3)	In 2004, includes principally fees paid to an affiliate of the principal accountant for services rendered in connection with the Group’s implementation and deployment in certain subsidiaries of an e-procurement marketplace software acting as a facilitator through which the employees have on-line access to product catalogs for ordering office equipment and indirect materials. Services rendered included providing technical recommendations and assistance with the definition of the functional requirements, delivering training to new users and providing assistance with the roll out of the solution to other locations.

Repsol YPF’s external auditors are appointed by its Annual General Meeting. Similarly, the shareholders of Repsol YPF’s subsidiaries, which are located in countries where applicable laws and regulations so establish, appoint such subsidiaries’ external auditors.

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

13D.	Exemptions from the Listing Standards for Audit Committees

None.

13E.	Purchases for Equity Securities by the Issuer and Affiliated Purchasers

In 2005, neither Repsol YPF nor any of its affiliates purchased any of Repsol YPF’s equity securities.

13F.	Unresolved Staff Comments

None.

PART III

14.	Financial Statements

The Consolidated Financial Statements as of and for the years ended December 31, 2005 and 2004, attached to this annual report on Form 20-F have been audited by Deloitte, S.L., independent public accountants, as indicated in its report with respect to those Consolidated Financial Statements. The consolidated financial statements of Gas Natural and its group companies as of and for the years ended December 31, 2005 and 2004 have been audited by PricewaterhouseCoopers, independent accountants. These consolidated financial statements are not separately attached; however, to the extent they have been included in the Consolidated Financial Statements of Repsol YPF, they have been included in reliance on the report of such auditors.

15.	Exhibits

(a) Index to Financial Statements:

(b) Index to Exhibits:

1.1	Bylaws (“Estatutos”) of Repsol YPF, S.A., as amended (Spanish Version)

1.2	Bylaws (“Estatutos”) of Repsol YPF, S.A., as amended (English Version)

2.1	Indenture among Repsol International Finance B.V., Repsol S.A. and The Chase Manhattan Bank, N.A., as Trustee, dated as of May 15, 1995*

2.2	Trust Deed dated May 5, 2000 among Repsol International Finance B.V., Repsol, S.A. and Citicorp Trustee Company Limited relating to the €1,000,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance B.V. and guaranteed by Repsol, S.A.**

2.3	Supplemental Trust Deed dated June 21, 2001 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €175,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance, B.V. and guaranteed by Repsol YPF, S.A.***

2.4	Pricing Supplement dated December 3, 2001 relating to the €750,000,000 5.75% Notes due 2006 issued by Repsol International Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Program guaranteed by Repsol YPF, S.A.***

2.5	Pricing Supplement dated July 18, 2003 relating to the €1,000,000,000 5% Fix Rate Bonds due 2013 issued by Repsol Intentional Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Program guaranteed by Repsol YPF, S.A. *****

2.6	Pricing Supplement dated October 7, 2004 relating to the €1,000,000,000 4.625% Guaranteed Notes due 2014 issued by Repsol International Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Program guaranteed by Repsol YPF, S.A. ******

4.1	Agreement between Repsol YPF and La Caixa, dated January 11, 2000****

4.2	Novation Agreement between Repsol YPF and La Caixa, dated May 16, 2002****

4.3	Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated December 16, 2002****

4.4	Second Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated June 20, 2003****

8.1	List of significant subsidiaries

10.1	Consent of Deloitte, S.L.

10.2	Consent of PricewaterhouseCoopers

10.3	Consent of Gaffney, Cline & Associates

10.4	Consent of DeGolyer and MacNaughton

11.1	Code of ethics

11.2	Code of ethics (English Translation)

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

13.1	Section 906 Certification

*	Previously filed as an exhibit to Registration Statement No. 33-84828.
**	Previously filed as an exhibit to our 1999 Annual Report on Form 20-F.
***	Previously filed as an exhibit to our 2001 Annual Report on Form 20-F.
****	Previously filed as an exhibit to our 2002 Annual Report on Form 20-F.
*****	Previously filed as an exhibit to our 2003 Annual Report on Form 20-F.
******	Previously filed as an exhibit to our 2004 Annual Report on Form 20-F.

16.	Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Repsol YPF, S.A.

By:	/s/ Fernando Ramírez Mazarredo
Name: Fernando Ramírez Mazarredo
Title: Chief Financial Officer

Date:      July 14, 2006

REPSOL YPF, S.A. AND COMPANIES COMPOSING

THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS,

STATEMENTS OF INCOME,

CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Repsol YPF, S.A.:

1.	We have audited the consolidated financial statements of Repsol YPF, S.A. (the Parent) and subsidiaries (the Group) comprising the consolidated balance sheets at 31 December 2005 and 2004, and the related consolidated statements of income, cash flows and consolidated statements of changes in equity for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements taken as a whole based on our audits. We did not audit the consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries, in which the Group had an ownership interest of 30.85% and 30.85% as of December 31, 2005 and 2004, respectively, which statements reflect total assets constituting 9.20% and 8.24%, respectively, of consolidated total assets as of December 31, 2005 and 2004, and net income constituting 6.67% and 8.15% of consolidated net income as of December 31, 2005 and 2004, respectively. The consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries and the amounts included in the reconciliation note of the Company’s financial statements (See Note 42) in respect of Gas Natural SDG, S.A. and subsidiaries were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Gas Natural SDG, S.A. and subsidiaries, is based solely on the report of such other auditors.

2.	We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

3.	In our opinion, based on our audits and on the report of the other auditors, the consolidated financial statements referred above present fairly, in all material respects, the financial position of Repsol YPF, S.A. and subsidiaries as of December 31, 2005 and 2004, the results of their operations, the changes in the consolidated equity and their cash flows for the years then ended, in conformity with International Financial Reporting Standards adopted by the European Union (EU-IFRS).

4.	The consolidated financial statements referred to above are the first that the Group has prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”), which require, in general, that financial statements present comparative information. In this regard, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards, for comparison purposes the Parent’s directors present, in addition to the consolidated figures for 2005 for each item in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity and notes to the consolidated financial statements, the figures for 2004, which were obtained by applying the EU-IFRS in force at December 31, 2005. Accordingly, the figures for 2004 differ from those contained in the approved consolidated financial statements for 2004, which were prepared in accordance with the accounting principles generally accepted in Spain in force in that year. The differences arising from the application of EU-IFRS to the consolidated equity at January, 1 and December, 31 2004, and to the Group’s consolidated net income for 2004 are detailed in Note 1.2 to the consolidated financial statements referred to above.

5.	International Financial Reporting Standards adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 42 to the consolidated financial statements.

6.	As indicated in Note 41 Subsequent Events, on May 17, 2005 the Bolivian National Congress issued a new Hydrocarbons Law. On this new legal framework, the Bolivian government issued the Hydrocarbons Nationalization Supreme Decree 28701 that establishes several measures which are mentioned in such Note.

DELOITTE, S.L.

/s/    Deloitte, S.L.

Madrid, Spain

March 30, 2006, except for Notes 41, 42 and 43, as to which the date is July 12, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders’ of Gas Natural SDG, S.A.

We have audited the consolidated financial statements of Gas Natural SDG, S.A. (parent company) and subsidiaries (the Group), consisting of the consolidated balance sheets at 31 December 2005 and 2004, the consolidated income statements, the consolidated cash flow statements, the consolidated statements of changes in equity and the consolidated notes for each of the two years in the period ended 31 December 2005 (not presented separately herein), whose preparation is the responsibility of the Directors of Gas Natural SDG, S.A. Our responsibility is to express an opinion on the aforementioned consolidated financial statements as a whole, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Gas Natural SDG, S.A. and its subsidiaries as at 31 December 2005 and 2004 and the consolidated results of their operations, changes in consolidated net equity and consolidated cash flows for the two years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards adopted by the European Union.

International Financial Reporting Standards adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 (not presented separately herein) to the consolidated financial statements.

PRICEWATERHOUSECOOPERS AUDITORES, S.L.

/s/ PricewaterhouseCoopers

Barcelona, Spain

March 27, 2006, except for Notes 1 and 39 and the approval of the consolidated financial statements by the Board of Directors of Gas Natural SDG, S.A. for which the date is March 31, 2006.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE

REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS

At 31 December 2005 and 2004

		(Millions of Euros)
ASSETS	Note	2005	2004
NON-CURRENT ASSETS
Property, plant and equipment	7	23,304	20,303
Investment property	8	54	52
Goodwill	9	3,773	3,204
Other intangible assets	10	1,003	693
Available-for-sale financial assets	11	1	83
Investments accounted for using the equity method	12	399	449
Financial assets	13	1,746	2,030
Deferred tax assets	25	1,197	1,099

		31,477	27,913
CURRENT ASSETS
Inventories	15	3,730	2,638
Trade and other receivables	13	6,841	5,277
Income tax receivable	25	586	270
Liquid financial assets	13
Current financial assets		501	267
Cash and cash equivalents		2,647	3,328

		14,305	11,780

TOTAL ASSETS		45,782	39,693

		(Millions of Euros)
EQUITY AND LIABILITIES	Note	2005	2004
EQUITY
Equity attributable to shareholders of the Parent	16	16,262	12,806
Minority interests	16	528	424

		16,790	13,230
NON-CURRENT LIABILITIES
Preference shares	18	3,485	3,386
Non-current bank borrowings and other financial liabilities	19	6,236	7,333
Deferred tax liabilities	25	3,380	2,960
Non-current provisions for contingencies and expenses	20-21	2,878	1,996
Other non-current liabilities	22	1,704	1,618

		17,683	17,293
CURRENT LIABILITIES
Current bank borrowings and other financial liabilities	19	2,701	3,142
Trade and other payables	24	7,783	5,550
Income tax payable		635	445
Current provisions for contingencies and expenses	20-21	190	33

		11,309	9,170

TOTAL EQUITY AND LIABILITIES		45,782	39,693

The accompanying Notes 1 to 43 are an integral part of these consolidated balance sheets.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE

REPSOL YPF GROUP

CONSOLIDATED INCOME STATEMENTS

For the years ended 31 December 2005 and 2004

		(Millions of Euros)
	Note	2005	2004
REVENUE
Sales		48,024	38,273
Other income		3,021	2,019

		51,045	40,292
EXPENSES
Materials used		(32,512)	(24,920)
Staff costs		(1,542)	(1,330)
Depreciation and amortisation charge		(2,450)	(2,368)
Other expenses		(8,380)	(6,988)

		(44,884)	(35,606)

PROFIT FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS	27	6,161	4,686

FINANCE COSTS	28	(722)	(624)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		5,439	4,062
Income tax	25	(2,332)	(1,627)
Share of results of companies accounted for using the equity method	12	117	131

PROFIT FOR THE YEAR		3,224	2,566

Attributable to:
Shareholders of the Parent		3,120	2,414
Minority interests		104	152

		3,224	2,566

Weighted average number of shares outstanding (in millions)		1,220.9	1,220.9

Earnings per share attributable to shareholders of the Parent (in euros)		2.56	1.98
Diluted earnings per share (in euros)		2.56	1.98

The accompanying Notes 1 to 43 are an integral part of these consolidated income statements.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE

REPSOL YPF GROUP

CONSOLIDATED CASH FLOW STATEMENTS

For the years ended 31 December 2005 and 2004

	(Millions of Euros)
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Profit from continuing operations before finance costs	6,161	4,686
Adjustments for:
Depreciation and amortisation charge	2,450	2,368
Net provisions recognised	682	624
Proceeds from disposal of non-trade assets	(175)	(21)
Other adjustments	21	(360)

Subtotal	9,139	7,297
Actual changes in working capital	(800)	(820)
Dividends received from companies accounted for using the equity method	85	42
Income taxes paid	(2,188)	(2,039)
Provisions used	(180)	(166)

	6,056	4,314

CASH FLOWS FROM INVESTING ACTIVITIES
Investments in non-current assets and companies:
Intangible assets	(134)	(83)
Property, plant and equipment	(3,173)	(2,392)
Investments in consolidated companies	(252)	(1,083)
Other non-current assets	(154)	(189)

Total investments	(3,713)	(3,747)
Disposals	581	261

	(3,132)	(3,486)

CASH FLOWS FROM FINANCING ACTIVITIES
Net financial liabilities received	2,494	1,767
Net financial liabilities settled	(4,630)	(2,980)
Net interest paid	(556)	(603)
Cash flows from (used in relation to) financial derivatives	(79)	102
Finance lease payments paid	(13)	(12)
Grants and other non-current liabilities received	65	106
Grants and other non-current liabilities settled and other	(265)	(43)
Dividends paid	(681)	(535)

	(3,665)	(2,198)

Net change in cash and cash equivalents	(741)	(1,370)

Cash and cash equivalents at beginning of year	3,328	4,698

Other changes in cash and cash equivalents
Due to inclusion of companies	45	—
Due to exchange rate effect	15	—

Cash and cash equivalents at end of year	2,647	3,328

The accompanying Notes 1 to 43 are an integral part of these consolidated cash flow statements.

REPSOL YPF, S.A. AND INVESTEES COMPOSING

THE REPSOL YPF GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December 2005 and 2004

	Millions of Euros
	Equity Attributable to Shareholders of the Parent									Equity Attributable to Minority Interests	Total Equity
	Share Capital	Of the Parent			Translation Differences	Fair Value Reval. Reserves	Retained Earnings	Interim Dividend	Total
		Share Premium	Legal Reserve	Reval. Reserve
Balance at 1 January 2004	1,221	6,428	244	3	—	—	3,685	(244)	11,337	360	11,697

Gains/Losses recognised directly in equity:

In asset and liability revaluation reserves
Available-for-sale investments	—	—	—	—	—	12	—	—	12	—	12
Cash flow hedges	—	—	—	—	—	54	—	—	54	—	54
Tax effect	—	—	—	—	—	(42)	—	—	(42)	—	(42)

In translation differences	—	—	—	—	(405)	—	—	—	(405)	(19)	(424)

Profit for the year	—	—	—	—	—	—	2,414	—	2,414	152	2,566

Total recognised income and expenses for the year	—	—	—	—	(405)	24	2,414	—	2,033	133	2,166
Distribution of 2003 profit	—	—	—	—	—	—	(488)	244	(244)	(47)	(291)
Interim dividend	—	—	—	—	—	—	—	(305)	(305)	—	(305)
Changes in the scope of consolidation	—	—	—	—	—	—	—	—	—	(17)	(17)
Other effects	—	—	—	—	—	—	(15)	—	(15)	(5)	(20)

Balance at 31 December 2004	1,221	6,428	244	3	(405)	24	5,596	(305)	12,806	424	13,230

Gains/Losses recognised directly in equity:

In asset and liability revaluation reserves
Available-for-sale investments	—	—	—	—	—	104	—	—	104	—	104
Cash flow hedges	—	—	—	—	—	(32)	—	—	(32)	—	(32)
Tax effect	—	—	—	—	—	(22)	—	—	(22)	—	(22)

In translation differences	—	—	—	—	1,012	—	—	—	1,012	47	1,059
Profit for the year	—	—	—	—	—	—	3,120	—	3,120	104	3,224

Total recognised income and expenses for the year	—	—	—	—	1,012	50	3,120	—	4,182	151	4,333
Distribution of 2004 profit	—	—	—	—	—	—	(610)	305	(305)	(69)	(374)
Interim dividend	—	—	—	—	—	—	—	(366)	(366)	—	(366)
Changes in the scope of consolidation	—	—	—	—	—	—	—	—	—	2	2
Other effects	—	—	—	—	—	—	(55)	—	(55)	20	(35)

Balance at 31 December 2005	1,221	6,428	244	3	607	74	8,051	(366)	16,262	528	16,790

The accompanying Notes 1 to 43 are an integral part of this consolidated statement of changes in equity.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2005

(1)	BASIS OF PRESENTATION AND REGULATORY FRAMEWORK

1.1)	Basis of presentation

Repsol YPF, S.A. and the companies composing the Repsol YPF Group (“Repsol YPF”, “the Repsol YPF Group” or “the Group”) constitute an integrated group of oil and gas companies which commenced operations in 1987 and engage in all the activities relating to the oil and gas industry, including exploration, the development and production of crude oil and natural gas, the transportation of oil products, L.P.G. and natural gas, refining, the production of a wide range of oil products and the retailing of oil products, oil derivatives, petrochemicals, L.P.G. and natural gas.

The corporate name of the Parent of the corporate Group that prepares and files these consolidated financial statements is Repsol YPF, S.A.

Repsol YPF, S.A. is registered at the Madrid Mercantile Registry in volume 3893, folio 175, sheet no. M-65289, entry no. 63ª. Its Employer Identification Number is A-78/374725 and its National Classification of Economic Activities Number is 742.

Its registered office is in Madrid, at Paseo de la Castellana, 278, where the Shareholder Service Office is also located, the telephone number of which is 900.100.100.

Repsol YPF is private-law entity incorporated in accordance with Spanish legislation, which is subject to the Spanish Corporations Law of 22 December 1989, and, in particular, to the legislation governing publicly listed corporations, whose activities, both in Spain and abroad, are subject to wide-reaching regulations.

The accompanying consolidated financial statements are presented in millions of euros and were prepared from the accounting records of Repsol YPF, S.A. and of its investees. The consolidated financial statements are presented in accordance with International Financial Reporting Standards (IFRSs), as approved by the European Union at 31 December 2005, and, accordingly, they present fairly the Group’s consolidated equity and financial position at 31 December 2005, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in the year then ended. Differences between IFRSs and general accepted accounting principles in the United States of America (U.S. GAAP) and their effect on the consolidated net income for each of the years 2005 and 2004 and on the consolidated shareholders’ equity as of December 31, 2005 and 2004 are set forth in Note 42.

These consolidated financial statements for 2005, which were prepared by the Board of Directors of Repsol YPF, S.A. at its meeting held on 29 March 2006, and the financial statements of the investees will be submitted for approval by the shareholders at the respective Annual General Meetings, and it is considered that they will be approved without any changes.

The preparation of the consolidated financial statements in accordance with IFRSs, which is the responsibility of the Group’s directors, makes it necessary to make certain accounting estimates and for the directors to use their judgment when applying the Standards. The most complex areas, the areas in which the directors’ judgment is most required and the areas in which significant assumptions or estimates have to be made are detailed in Note 5 (Accounting Estimates and Judgments).

The consolidated financial statements for 2004 were approved by the shareholders at the Annual General Meeting of Repsol YPF, S.A. held on 31 May 2005. However, since the accounting policies and measurement bases used in preparing the Group’s consolidated financial statements for 2005 (IFRSs) differ from those used by the Group companies (local standards), for comparison purposes, the required adjustments and reclassifications were made to unify the policies and methods used and to make them compliant with International Financial Reporting Standards, as adopted by the European Union, as detailed in Note 1.2) (Adoption of International Financial Reporting Standards).

As required by IAS 1, the information relating to 2004 contained in these notes to the consolidated financial statements is presented, for comparison purposes, with similar information relating to 2005 and, accordingly, it does not constitute the Group’s statutory consolidated financial statements for 2004.

1.2)	Adoption of International Financial Reporting Standards (IFRSs).

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must present their consolidated financial statements for the years beginning on or after 1 January 2005, in conformity with the International Financial Reporting Standards (IFRSs) ratified by the European Union. In conformity with this Regulation, the Repsol YPF Group has to present its consolidated financial statements for 2005 in accordance with the IFRSs ratified by the European Union. In Spain, the obligation to prepare consolidated financial statements in accordance with the IFRSs approved in Europe is also regulated in Final Provision Eleven of Law 62/2003, of 30 December, on tax, administrative, labour and social security measures (Official State Gazette of 31 December).

With respect to the standards in force when the Group’s consolidated financial statements for 2004 were prepared, these Standards entail:

•	Changes in accounting policies, measurement bases and presentation of the financial statements making up the annual financial statements;

•	The inclusion in the consolidated financial statements of two new financial statements, namely the consolidated statement of changes in equity and the consolidated cash flow statement; and

•	A significant increase in the volume of disclosures in the notes to the consolidated financial statements.

In accordance with IFRS 1 (First-time Adoption of International Financial Reporting Standards), approved by Regulation (CE) 707/2004 of the Commission of 6 April (OJEC of 17 April), although the first financial statements prepared in accordance with IFRSs are, in the case of the Group, those for the year ended 31 December 2005, for comparison purposes, the figures for 2004 were included, prepared in accordance with the same bases as those used to determine the figures for 2005. This made it necessary to prepare an initial or opening balance sheet at the date of transition, 1 January 2004, in accordance with the IFRSs in force at 31 December 2005.

The criteria adopted by the Group in the transition to IFRSs in connection with the permitted alternatives are as follows:

•	Property, plant and equipment, intangible assets and investment property were initially recognised, at the date of transition, at their carrying amount (which included both the depreciated/amortised cost of the assets and, where appropriate, the net revaluations made in the past and accepted in accordance with Spanish GAAP) and were subsequently measured at cost.

•	The exemption provided by IFRS 1 for the prospective application of IFRS 3 (Business Combinations) from the date of transition to IFRSs was applied to business combinations occurring before 1 January 2004.

•	IASs 32 and 39 were applied from the transition date.

•	Jointly controlled entities and joint ventures are proportionately consolidated.

•	The translation differences at the transition date were reclassified in full to reserves and, therefore, the related balance was reduced to zero at that date.

Reconciliation of equity at 1 January and 31 December 2004, between Spanish GAAP and IFRSs

The reconciliation required by IFRS 1 of the equity balances at the beginning and end of the year ended 31 December 2004, and which, therefore, are reflected in the Group’s consolidated financial statements for that year, to the corresponding opening balances for 2004 and 2005 determined in accordance with the new Standards is as follows:

	At 1 January 2004
	Equity
Amounts in millions of euros	Attributable to Shareholders of the Parent	Attributable to Minority Interests	Total
Amount under Spanish GAAP	13,632	4,054	17,686
Adjustments for conversion to IFRSs:
Recognition of deferred taxes	(2,577)		(2,577)
Effect of changes in exchange rates	485		485
Asset impairment losses	(59)	(6)	(65)
Measurement of financial instruments	(199)	(142)	(341)
Classification of preference shares		(3,575)	(3,575)
Other	55	29	84

Total adjustments	(2,295)	(3,694)	(5,989)

Amount under IFRSs	11,337	360	11,697

	At 31 December 2004
	Equity
Amounts in millions of euros	Attributable to Shareholders of the Parent	Attributable to Minority Interests	Total
Amount under Spanish GAAP	14,545	4,036	18,581
Adjustments for conversion to IFRSs:
Recognition of deferred taxes	(2,203)	—	(2,203)
Effect of changes in exchange rates	427	—	427
Asset impairment losses	(80)	(3)	(83)
Measurement of financial instruments	(99)	(66)	(165)
Classification of preference shares		(3,535)	(3,535)
Non-amortisation of goodwill	200	—	200
Other	16	(8)	8

Total adjustments	(1,739)	(3,612)	(5,351)

Amount under IFRSs	12,806	424	13,230

The main adjustments made to equity on conversion to IFRSs were as follows:

a)	Recognition of deferred taxes

The accounting treatment of income tax under Spanish GAAP focuses on the calculation of the tax using the income statement liability method, which is based on calculating the timing differences between taxable profit and accounting profit. Under IFRSs, deferred taxes must be recognised using the balance sheet liability method, which focuses on the calculation of the temporary differences between the tax base of an asset or liability and its carrying amount in the balance sheet.

These changes reduced the Group’s equity by EUR 2,577 million and EUR 2,203 million at 1 January and 31 December 2004, respectively. This reduction was due mainly to: (i) the temporary differences between the tax base of the assets and liabilities of YPF, S.A. and their carrying amount; and (ii) the recognition of deferred taxes relating to the portion of the premium paid in business combinations allocated to the carrying amount of the assets (mainly of YPF, S.A. and BP Trinidad y Tobago).

b)	Effect of changes in exchange rates

This relates mainly to the following:

•	Spanish GAAP did not specifically regulate the functional currency for the recognition of transactions. In this regard, through December 2002 the Repsol YPF Group considered the functional currency for certain businesses (marketing, etc.) of YPF, S.A. to be the Argentine peso and for others (exploration and production, refining, etc.) it considered it to be the US dollar. For IFRS purposes, the Repsol YPF considered the US dollar to be the functional currency for all the businesses of YPF. This adjustment increased the equity attributable to shareholders of the Parent by EUR 456 million and EUR 405 million at 1 January and 31 December 2004, respectively.

•	It also includes the difference in the recognition of exchange differences under Spanish GAAP with respect to IFRSs. Under Spanish GAAP; exchange losses are charged to income, whereas exchange gains are classified on the liability side of the balance sheet, unless exchange losses in a given group of currencies have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years. Under IFRSs, both exchange losses and exchange gains are allocated to profit or loss when they arise. This adjustment increased the equity attributable to shareholders of the Parent by EUR 65 million and EUR 60 million at 1 January and 31 December 2004, respectively.

c)	Asset impairment losses

Spanish GAAP does not specifically regulate the methodology to be used to test for asset impairment and, therefore, the Group had been applying in this connection a method similar to that provided for in US accounting legislation. The test was performed in two stages: first, the expected undiscounted future cash flows from an asset were compared with the carrying amount of the asset; if the result was a negative amount (i.e. the carrying amount was higher than the sum of the expected undiscounted future cash flows), an impairment loss was recognised for an amount equal to the difference between the estimated value of the discounted future cash flows from the asset and the carrying amount of the asset.

Under IFRSs, the calculation is made in a single stage: the discounted cash flows from the asset are compared with the carrying amount of the asset and, if the latter is higher, an impairment loss is recognised as an expense for the difference.

These changes reduced the equity attributable to shareholders of the Parent by EUR 59 million and EUR 80 million at 1 January and 31 December 2004, respectively. This reduction was due mainly to the recognition of losses in certain exploration and production assets amounting to EUR 6 million and EUR 40 million at 1 January and 31 December 2004, respectively, and to refining and marketing assets amounting to totalling EUR 53 million and EUR 40 million at 1 January and 31 December 2004, respectively.

d)	Measurement of financial instruments

Under Spanish GAAP, financial assets are measured at the lower of cost or market, whereas financial liabilities are measured at repayment value. Speculative derivative financial instruments are measured at their market value to the extent that the resulting value is a loss. Hedging instruments are recognised using the same criteria as those applied to the hedged items. Financial assets are derecognised on maturity or when they are transferred or sold.

Under IFRSs, financial assets and liabilities are classified in categories, on the basis of which they are measured at either fair value or amortised cost. Certain gains and losses on financial instruments are recognised directly in equity until the instrument is disposed of or it is determined that it has become impaired.

Also, IFRSs require that certain very specific conditions be met in order to be able to apply hedge accounting. As a result, certain hedging transactions that can be classified as such under Spanish GAAP do not qualify for hedge accounting under IFRSs.

These changes reduced the equity attributable to shareholders of the Parent by EUR 199 million and EUR 99 million at 1 January and 31 December 2004, respectively, due mainly to the different classification as hedges or otherwise of certain trading derivatives relating to the Group’s operations and to their measurement at their market value.

e)	Classification of preference shares

In accordance with IFRSs, the preference shares issued by the Repsol YPF subsidiary, Repsol International Capital Limited, were reclassified from minority interests to financial liabilities, in view of the obligation to pay dividends if the issuer reports a distributable profit.

Reconciliation of the profit for 2004 between Spanish GAAP and IFRSs

The reconciliation required by IFRS 1 of the consolidated income statement for 2004 in the Group’s consolidated financial statements for that year to the consolidated income statement that would result from applying IFRSs to the transactions performed in that year is as follows:

	Profit for the Year
Amounts in millions of euros	Attributable to Shareholders of the Parent	Attributable to Minority Interests	Total Net Profit
Amount under Spanish GAAP	1,950	230	2,180
Adjustments for conversion to IFRSs:
Non-amortisation of goodwill	200		200
Recognition of deferred taxes	219		219
Depreciation and amortisation charge and provisions due to differences in the calculation of asset impairment	(23)	3	(20)
Classification of preference shares		(156)	(156)
Measurement of financial instruments	81	73	154
Other effects	(13)	2	(11)

Total adjustments	464	(78)	386

Amount under IFRSs	2,414	152	2,566

The profit attributable to shareholders of the Parent under Spanish GAAP amounted to EUR 1,950 million in 2004, as compared with EUR 2,414 million under IFRSs. This increase was due mainly to the following:

a)	Non-amortisation of goodwill

Under IFRSs, goodwill and intangible assets with indefinite useful lives are not amortised, but are rather tested for impairment at least once a year. This change increased the net profit for the year ended 31 December 2004, by EUR 200 million.

b)	Recognition of deferred taxes

The consolidated income statement for 2004 prepared in accordance with IFRSs includes a positive effect under the heading “Income Tax” of EUR 219 million derived mainly from the net allocation of deferred taxes recognised at the date of transition.

c)	Depreciation and amortisation charge and provisions due to differences in the calculation of asset impairment

The consolidated income statement for 2004 prepared in accordance with IFRSs includes, on the one hand, a lower after-tax depreciation and amortisation charge of EUR 4 million due to the decrease in the value of the assets as a result of the additional impairment losses recognised in accordance with IFRSs with respect to the allowance recorded under Spanish GAAP at the date of transition. It also includes a reduction of EUR 27 million after tax relating to the difference between the result of applying the impairment test in accordance with IFRSs with respect to the impairment calculated in accordance with Spanish GAAP at 31 December 2004.

d)	Measurement of financial instruments

This effect relates mainly to the measurement at their market value of certain derivatives relating to the Group’s commercial operations that are not designated as hedges for the purposes of IFRSs.

1.3)	Regulatory framework

The oil and gas industry in Spain is regulated mainly by Law 34/1998, of 7 October 1998, and its implementing regulations, and by Royal Decree-Laws 6/1999 and 6/2000, of 16 April 1999 and 23 June 2000, respectively, which intensified competition and the deregulation of the industry.

The following noteworthy matters occurred during the time period covered by this report:

•	In June 2005 the restriction on the opening of new service stations established by Royal Decree-Law 6/2000 was removed.

•	Royal Decree 1700/2003, which came into force on 25 December 2003, established the new specifications for petrol, diesel oils, fuel oils and L.P.G., and the use of bio fuels, adapting Spanish law to two EC Directives on this matter. This Royal Decree was repealed by Royal Decree 61/2006, of 31 January, which established the specifications for petrol, diesel oils, fuel oils and L.P.G. and regulates the use of certain bio fuels.

•	Law 62/2003, of 30 December, made significant changes to the legal system established by the so-called “golden share law” (Law 5/1995) and the “energy golden share law” (Law 55/1999).

The “golden share” system remained in force for Repsol YPF until 6 February 2006.

In relation to the “energy golden share” established by Law 55/1999 (amended by Law 62/2003), the government must be notified of the acquisition of investments representing 3% or more of the share capital stock of energy companies by state-owned entities or by entities of any kind majority owned or controlled by State-owned entities, so that the Council of Ministers may, within two months, authorise, withhold consent to or make conditional the exercise of the related voting rights.

The resolution of the Council of Ministers, which must be based on objective criteria, will take into account whether the acquisition of a controlling interest or of significant shareholdings leads to the existence of significant risks or direct or indirect adverse effects on the activities performed by the companies in the energy markets in order to guarantee the adequate management and provision of services by the companies within the energy system.

The existence of significant risks or adverse effects will be determined on the basis of:

a)	The transparency of the structure of the group which the company might join as a result of the transaction and, in general, the existence of difficulties in obtaining the required information on the performance of its business activities.

b)	The ties that, as a result of the transaction, the entity in question might have with other individuals or legal entities, provided that such ties could hinder the proper supervision and oversight of the entity in question.

c)	The possibility that the entity may be unduly exposed to the risk of any other activities that might be carried on by the buyers.

d)	The risk exposure that the financial structure of the transaction causes for the regulated activities of the entity and for the resources obtained from those activities, particularly in the case of income from regulated activities transferred to activities other than those that gave rise to it.

e)	Security of supply or of the uninterrupted physical supply of products and services and, in particular, the need to preserve and develop the structure of the markets in question with an adequate level of quality, accessible to all users regardless of their geographical location; in particular, protection against the risk of insufficient long-term investment in infrastructure that does not guarantee, on an ongoing basis, then availability of sufficient capacity.

f)	Protection of the general interest in the industry affected and, in particular, the guarantee that the industry policy objectives will be adequately safeguarded.

The aforementioned Law 62/2003 amended the system for authorising oil and gas research, exploration and exploitation in the sea-bed, and requires a preliminary report by the autonomous community affected on the concession procedure for the exploitation of underground fields and storage facilities, irrespective of whether or not these activities affect ground areas.

•	Also, Royal Decree-Law 4/2006, of 24 February, came into force on 28 February 2006. This Royal Decree-Law modified the functions of the Spanish National Energy Commission, making it necessary for administrative authorisation to be sought for certain acquisitions of investments in companies engaging in regulated activities or activities that are subject to a type of administrative scrutiny entailing a specially applicable relationship.

•	Royal Decree 1716/2004 came into force on 27 August 2004. This Royal Decree implements the Oil and Gas Law in relation to the obligation to maintain minimum safety stocks in the oil and natural gas industries and to the obligation to diversify natural gas supply sources. The parties who have to meet these obligations were defined, together with the content of the obligations, the volume, form and location of these stocks, the reporting obligations and the administrative powers relating to the inspection and control of these obligations.

One-half of the minimum safety stocks in the oil industry, excluding L.P.G., are classified as strategic reserves. This increase in strategic reserves will apply from 1 January 2007 onwards.

The parties obliged to maintain minimum safety stocks of L.P.G. or natural gas or to diversify their natural gas supply sources had to comply with this Royal Decree by 27 February 2005. However, the natural gas supply contracts entered into before 27 August 2004, that represented a dependence on a given country of over 60% may be maintained until they expire, although they may not be extended and no new contracts may be entered into with the same country until the requirement to diversify supply sources has been met.

Carriers that feed natural gas to the system are exempt from the obligation to diversify their supply sources while the contract for the preferential supply of natural gas from Algeria to the regulated market remains in force.

Royal Decree 1716/2004 also regulates the functioning of Corporación de Reservas Estratégicas de Productos Petrolíferos (CORES) and situations of oil and gas supply scarcity.

Among other functions, CORES is responsible for the setting up, maintaining and managing the strategic reserves, controlling the minimum safety stocks in the oil industry and, in relation to the natural gas industry, for ensuring compliance with the obligations to maintain minimum safety stocks and to diversify supply sources.

Since 1 January 2003, all natural gas consumers have been consumers eligible to choose their gas supplier. Also, the maximum share for the supply of natural gas in the Spanish market by a single company or a group of companies has been limited to 70%.

•	Pursuant to Law 62/2003, no individual or legal entity may own, either directly or indirectly, more than 5% of the share capital of Enagas, S.A. The political or voting rights on the shares owned above this limit will be suspended. Any excess shares of Enagas, S.A. owned must be sold by 1 January 2007.

•	Also, pursuant to Law 62/2003, Enagas, S.A., as the Technical System Operator, will have a representative on the Oil and Gas Advisory Board of the Spanish National Energy Commission (CNE) and on its Standing Committee. The mission of this Board is to report on the actions taken by the CNE in the oil and gas industry and, particularly, in the energy planning process and in the preparation of general provisions and projects on the determination of tariffs, fees and remuneration for activities in the energy industry.

•	From 1 January 2004, the natural gas supplied from Algeria through the Maghreb gas pipeline under the contract with the Algerian State-owned company is to be assigned on a preferential basis to the regulated market and the allocation to the retailers of 25% of the natural gas relating to this contract was rendered null and void.

•	Law 24/2005, of 18 November, introducing reforms to foster productivity, made certain changes to energy industry legislation, including most notably the elimination of ceilings on natural gas tariffs, fees, charges and prices, although the principle of the single tariff for the whole of Spain was maintained.

•	Three Ministerial Orders implementing Royal Decree 949/2001, regulating matters such as the right of access to gas facilities and the natural gas industry’s integrated economic system, were approved on 15 January 2004. These Orders established the specific remuneration for the operators engaging in regulated activities and the values of the tariffs, fees and charges to be received for the regulated transmission and distribution activities.

These Orders were amended by new Ministerial Orders of 28 January 2005, which, among other measures, established the fees and remuneration for loading L.N.G. onto vessels, for cold storage of L.N.G. at regasification plants and for vessel-to-vessel transfers without storage of L.N.G. at the plants.

•	The following Ministerial Orders have recently been passed:

•	Ministry of Industry, Tourism and Trade Order ITC/3655/2005, of 23 November, amending Ministerial Orders ECO/31/2004, ITC/103/2005, ITC/104/2005 and ECO/2692/2002.

•	Ministry of Industry, Tourism and Trade Order ITC/4099/2005, of 27 December, establishing the remuneration of regulated activities in the gas industry.

•	Ministry of Industry, Tourism and Trade Order ITC/4101/2005, of 27 December, establishing the tariffs for natural gas and piped manufactured, meter rental and connection charges for consumers connected to supply pressure networks of less than 4 bar.

•	Ministry of Industry, Tourism and Trade Order ITC/4100/2005, of 27 December, establishing the fees and charges associated with third-party access to gas facilities.

•	Royal Decree-Law 5/2005, of 11 March, on urgent reforms to foster productivity and improve public procurement came into force on 15 March 2005. This Royal Decree-Law amended, among other provisions, Law 34/1998, Royal Decree-Law 6/2000 and Royal Decree 1434/2002. The reforms included in Royal Decree-Law 5/2005 include most notably the following:

a)	It modified the list of markets or industries affected by the limitation on business investments established by Royal Decree-Law 6/2000, of 23 June.

b)	It introduced the definition of dominant operator in energy markets as companies or business groups that have a market share of over 10%.

c)	It classified as a serious infringement of Law 34/1998 the failure to comply with the reporting obligation affecting wholesalers of oil products and the owners or managers of supply facilities not linked to an operator on the list, registrations and de-registrations of vehicle supply facilities that form part of their distribution network and the type of contracts under which they are included in that network.

d)	It created at the Ministry of Industry, Tourism and Trade a database of fuel distributors and prices.

e)	In the natural gas industry, it created the possibility of exempting from the obligation to allow third-party access certain new transmission facilities or facilities giving rise to significant increases in the capacity of existing infrastructures. This exemption will entail the exclusion of the related facility from the natural gas industry remuneration system.

f)	It established certain conditions for the switch by consumers from the liberalised market to the regulated natural gas market.

1.4)	Economic and regulatory situation in the countries in which the Repsol YPF Group carries on its business activities

The directors consider that the accompanying consolidated financial statements reflect, at the date of their preparation, all the significant events in and effects of the economic and regulatory situation prevailing in the countries in which the Group operates. Also, based on the progress that can reasonably be expected to be made in relation to the foregoing, the directors consider that the adoption of measures or the occurrence of events which might have a significant adverse impact on the Group’s operations is unlikely.

(2)	BASIS OF CONSOLIDATION

2.1)	Appendix I contains a list of the consolidated subsidiaries, associates and jointly controlled entities in which Repsol YPF, S.A. has direct and indirect ownership interests.

a)	Subsidiaries

“Subsidiaries” are defined as companies over which the Parent has the capacity to exercise effective control; control is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower, when there are agreements with other shareholders of the investee that give the Parent control. Also, the subsidiaries include entities which, although there is no ownership interest, are understood to carry on activities to the benefit of the Company, which is exposed to all the risks and rewards of the subsidiary. In accordance with IAS 27, control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities.

These companies are fully consolidated and, accordingly, all the balances and transactions between them are eliminated on consolidation.

Minority interests are presented in equity under the heading “Minority Interest” separately from the equity attributable to shareholders of the Parent. Minority interests in the profit for the year are presented under the heading “Profit Attributable to Minority Interests” in the consolidated income statement.

b)	Joint ventures

A joint venture is a contractual arrangement whereby two or more companies have interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.

Jointly controlled entities are proportionately consolidated and, therefore, the aggregation of balances and subsequent eliminations are only made in proportion to the Group’s ownership interest in the capital of these entities.

The assets and liabilities assigned to jointly controlled operations and the Group’s share of the jointly controlled assets are recognised in the consolidated balance sheet classified according to their specific nature. Similarly, the Group’s share of the income and expenses of joint ventures is recognised in the consolidated income statement on the basis of their nature.

The most significant items relating to the joint ventures at 31 December 2005 and 2004, are detailed in Note 26.

c)	Associates

Associates are companies over which the Group is in a position to exercise significant influence, but which are not classified as subsidiaries or jointly controlled entities. The investor is presumed to have a significant influence when it holds -directly or indirectly- 20% or more of the voting power of the associate.

Associates are accounted for using the equity method based on the underlying carrying amount of the ownership interest therein. Goodwill attributed to associates is included in the carrying amount of the investment. In the case of transactions with an associate, the related profits and losses are eliminated to the extent of the Group’s interest in the associate. The net profit or loss obtained each year through these companies is reflected in the consolidated income statements as “Share of Results after Tax of Companies Accounted for Using the Equity Method”.

Losses incurred by an associate attributable to the investor that exceed the latter’s interest in the associate are not recognised, unless the Group is obliged to cover them.

2.2)	Transactions between consolidated companies

All material balances, transactions and profits between the fully consolidated companies were eliminated on consolidation.

All receivables and payables, income, expenses and profits derived from transactions between the proportionately consolidated companies and other Group companies were eliminated in proportion to Repsol YPF’s ownership interest in the capital of these companies.

The profit or loss on transactions between Group companies and associates was eliminated in proportion to the Group’s percentage of ownership of these companies.

2.3)	Unification of policies

In order to present the consolidated financial statements using uniform measurement basses, adjustments were made on consolidation at investees that apply accounting policies and measurement bases that differ from those used by the Group.

2.4)	Translation of financial statements denominated in foreign currencies

The financial statements of the investees whose functional currency differs from the presentation currency (see Note 3.3) are translated as follows:

a)	The assets and liabilities in each of the balance sheets presented (i.e. including the comparative figures) are translated at the exchange rates prevailing on the balance sheet date.

b)	Income and expense items in each of the income statements (i.e. including the comparative figures) are translated at the average exchange rates for the year.

c)	Any exchange differences arising as a result of the foregoing are recognised as a separate component of equity called “Translation Differences”.

On disposal of a foreign operation, the exchange differences deferred as a component of equity relating to that operation are recognised in the income statement on the same date as that on which the gain or loss on disposal is recognised. However, in accordance with the exemption provided for in IFRS 1 which the Group applied at the date of transition, which permits the reclassification of translation differences to transition reserves at that date:

a)	The accumulated translation differences of all foreign operations are considered to have a zero balance at the date of transition to IFRSs (1 January 2004); and

b)	The gain or loss on the disposal of a foreign operation will exclude such translation differences as might have arisen prior to the date of transition to IFRSs (1 January 2004) and will include the translation differences that arose after that date.

The exchange rates against the euro of the main currencies used by the Group companies at 31 December 2005 and 2004, were as follows:

	31 December 2005		31 December 2004
	Year-End Rate	Cumulative Average Rate	Year-End Rate	Cumulative Average Rate
US dollar	1.184	1.243	1.354	1.242
Argentine peso	3.567	3.609	4.006	3.630
Brazilian real	2.772	3.037	3.594	3.630
Chilean peso	606.903	696.415	754.608	756.278

2.5)	Changes in the scope of consolidation

Appendix I shows all the Repsol YPF Group companies at 31 December 2005.

The main changes in 2005 were as follows:

•	In February 2005 a 51% ownership interest was acquired in Termobarrancas, a Venezuelan electricity producer, for EUR 4.9 million. This company is fully consolidated.

•	In March 2005 Repsol YPF acquired all the shares of Shell Gas (L.P.G.), S.A. (now Repsol Butano Portugal R.B., S.A.), an L.P.G. retailer in Portugal, for EUR 148 million. Since March 2005 this company has been fully consolidated in the Group’s consolidated financial statements (see Note 31).

•	In April the Group acquired, through Gas Natural, all the share capital of Desarrollo de Energías Renovables, S.A. (DERSA), the holding company of a Group engaging in the development and operation of wind farms. Through this acquisition the following companies were included in the scope of consolidation through the Gas Natural Group: Desarrollo de Energías Renovables, S.A. (100%), Aplicaciones y Proyectos Energéticos, S.A. (100%), Boreas Eólica, S.A. (99.5%), Molinos de Valdebezana, S.A. (59.7%), Boreas Eólicas 2, S.A. (90%) and Desarrollo de Energías Renovables Castilla-La Mancha, S.A. (100%) were fully consolidated; Los Castrios, S.A. (33.1%); Desarrollo Energías Renovables Navarra, S.A. (50%); Desarrollo de Energías Renovables de La Rioja, S.A. (36.3%); Molinos del Cidacos, S.A. (50%), Molinos de la Rioja, S.A. (33.3%) and Molinos de Linares, S.A. (24.9%) were proportionately consolidated; and Sistemas Energéticos La Muela, S.A. (20%) and Sistemas Energéticos Mar Garullo, S.A. (18%) were accounted for using the equity method (see Note 31). The acquisition amounted to EUR 84 million (calculated on the basis of the percentage attributed to the Group based on its ownership interest in the Gas Natural Group).

These companies are consolidated through Gas Natural SDG, in which the Group has an ownership interest of 30.8% and which it proportionately consolidates in the consolidated financial statements.

•	The investments in PBB Polisur, S.A. (28%) and Petroken Petroquímica Ensenada, S.A. (50%) were sold. At 31 December 2004, these investments had been classified as available-for-sale assets (see Note 11).

•	In June the Gas Natural Group acquired an additional investment of 36.8% of the share capital of Portal Gas Natural, S.A., giving it an ownership interest of 100%.

•	In June Gas Natural also acquired an additional investment of 2.4% of the share capital of Corporación Eólica de Zaragoza, S.A., giving it an ownership interest of 68%.

•	In July the Gas Natural Group 12.4% of its investment in CEG Río, S.A., thereby reducing its ownership interest to 59.6%.

•	Also in July Gas Natural acquired an additional stake of 4.24% in Burgalesa de Generación Eólica, S.A., increasing its ownership interest to 24.2%.

•	In October a 20% holding was acquired in Perú L.N.G. Company, which is to build a liquefaction plant in Peru, for EUR 20 million. This company is accounted for using the equity method.

•	In December 10% of the shares of Transportadora de Gas de Perú, S.A. (TGP), a Portuguese company that owns a gas pipeline, were acquired for EUR 43 million. This company is accounted for using the equity method.

•	In the first nine months of 2005 Gas Natural sold 10.58% of its holding in the share capital of Enagás, S.A. and, therefore, at 30 September 2005, it had an ownership interest of 15.55%. From 1 October 2005, the investment in Enagás (see Note 13.4) ceased to be accounted for using the equity method.

•	The following companies were fully consolidated in the Group for the first time: Solgás Distribuidora de Gas, S.L., Repsol Polivar SPA, Repsol Bronderslev A/S, Astra Evangelista, S.A., Falk SPA, all of which are wholly owned, and Autoclub Repsol S.L., which is 50.1% owned. The following companies were proportionately consolidated in the Group for the first time: Asfaltos Españoles, S.A., Gestión de Puntos de Venta Gespevesa, S.A., Terminales Canarios, S.L., all 50%-owned, Termogaucha Usina Termelétrica, S.A., 26%-owned, and Transportadora Sul Brasileira do Gas, S.A., 15%-owned.

•	The following companies incorporated during the year were included in the Gas Natural Group through full consolidation: Gas Natural Exploración, S.A., Natural Re, S.A. and Gas Natural Markets, S.A., all of which are wholly owned, and Tratamiento Almazán, S.L. which is 90%-owned, and through proportionate consolidation: Repsol-Gas Natural L.N.G., S.L. which is 50%-owned. These companies are consolidated through Gas Natural SDG, in which the Group has an ownership interest of 30.8% and which is proportionately consolidated in the consolidated financial statements.

The main changes in the scope of consolidation in 2004 were as follows:

•	During the year the Gas Natural Group acquired the following companies in Italy:

In January 2004, through Gas Natural Distribuzione Italia, S.p.A. and Gas Natural Vendita, S.p.A., it acquired all the shares of Gea, S.p.A., Gas, S.p.A., Agragas, S.p.A., Normanna, S.p.A., Gas Natural Servizi e Logistica, S.p.A. (formerly Soreco, S.p.A.), Congas, S.p.A. and Gas Fondiaria, S.p.A.

In August 2004 Gas Natural Internacional SDG, S.A. acquired all the shares of Smedigas, S.p.A. and Smedigas, S.r.L.

In September 2004 Gas Natural Internacional SDG, S.A. acquired all the shares of Nettis Impianti, S.p.A. This company owns all the shares of Nettis Gestioni, S.p.A., Nettis Gas Plus, S.p.A., Impianti Sicuri, S.r.L., Società Consortile di Metanizzazione, A.r.L. and SCM Gas Plus, S.r.L.

All the Italian companies are fully consolidated in the Gas Natural Group (which is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group).

•	In April the Gas Natural Group increased its ownership interest in Gas Natural Cegás, S.A. by 9.3%.

•	In July Repsol Lusitania, S.L. was formed for the acquisition in November of Borealis Polímeros, Lda (now Repsol Polímeros, Lda), which owns the assets of the petrochemical complex in Sines, Portugal. Both companies are fully consolidated.

•	In July the Gas Natural Group increased its investments in Companhia Distribuidora de Gas do Rio de Janeiro, S.A. (CEG) to 54.2% and CEG Rio, S.A. to 7.0%. As a result, these companies, which had been proportionately consolidated, were fully consolidated in the Gas Natural Group (which is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group).

•	October saw the acquisition of Shell Portuguesa, S.A. (now Repsol Combustiveis, S.A), Shell Betumes, S.A. (now Repsol Betumes Comercializaçao e Distribuçao de Productos Petrolíferos, S.A)., Shell Abastecimientos e Serviçios a Aviaçao, S.A. (now Repsol Abastecimientos e Serviçios a Aviaçao, S.A), Shell Company of Portugal Limited (now Repsol Company of Portugal Ltd), which engage in the marketing and logistics businesses in Portugal. These companies have been fully consolidated in the Group’s consolidated financial statements since they were acquired.

•	In October and December the Gas Natural Group acquired all the shares of the electricity distributors Distribución Eléctrica Navasfrías, S.L. and Electra de Abusejo, S.L., which are fully consolidated in the Gas Natural Group (which is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group).

•	Gas Natural SDG formed Gas Natural Corporación Eólica, S.L., through which it acquired all the shares of Sinia XXI, S.A. in November 2004. This company has investments in Corporación Eólica de Zaragoza (65.6%), which is fully consolidated in the Gas Natural Group, Explotaciones Eólicas Sierra de Utrera, S.L., (50.0%) and Montouto 2000, S.L. (49.0%), which are proportionately consolidated. Also, it has ownership interests of 26.0% in Enervent, S.A. and 20.0% in Burgalesa de Generación Eólica, S.A., which are accounted for using the equity method.

•	In November Gas Natural SDG acquired 50% of the shares of Central Térmica La Torrecilla, S.A., a project to build a combined cycle plant. This company is proportionately consolidated.

•	In December Repsol YPF, S.A. acquired Falk SPA, which owns a network of service stations in Italy. At 31 December 2004, this company was accounted for using the equity method.

•	In 2004 the Group acquired an additional investment of 3.7% in Gas Natural SDG. The percentage of its balance sheet consolidated at 31 December 2004, was 30.85%.

•	An additional stake of 0.75% was acquired in the Peruvian company Refinería la Pampilla, increasing the ownership interest to 51.03%. This company is fully consolidated in the Group’s consolidated financial statements.

•	The Gas Natural Group increases its ownership interest in Serviconfort Colombia, S.A. to 100%.

•	In 2004 Gas Natural SDG reduced its investment in Enagás, S.A. through the disposal of 12.51% of the shares, as a result of which its percentage of ownership was 26.13% at 2004 year-end.

•	In 2004 Global Companies LLC, a US company engaging in the marketing of oil products, and YPF Indonesia, Ltd., an Indonesian exploration and production company, were disposed of.

•	Petrokén Petroquímica Ensenada, S.A. and PBB Polisur, S.A., which until then had been accounted for using the equity method, were excluded from consolidation because there was a commitment to sell them at 31 December 2004.

•	Other companies for which the consolidation method used changed in 2004 were Repsol France, S.A., Repsol Gas Brasil, S.A., Estasur, S.A., Gasolube y Lubricantes Gasolube, S.A., Gasolube Andalucía, S.L., Gasolube Castilla-León, S.L. and Gasolube Noroeste, S.A., which were fully consolidated in the Group’s consolidated financial statements in 2004.

•	In 2004 the Gas Natural fully consolidated Gas Natural Transporte SDG, S.L. (100%), Gas Natural Distribución SDG, S.A. (100%), Gas Natural Puerto Rico, Inc. (100%) and Gas Natural Commercialisation France Société par actions Simplifiée (100%). Also, it proportionately consolidated AECS Bellvitge, A.I.E. (50.0%) and Sociedad de Tratamiento La Andaya, S.L. (45.0%). Gas Natural de Álava, S.A (10.0%) was accounted for using the equity method. The Gas Natural Group is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group.

In 2004 the Gas Natural Group excluded from the scope of consolidation Sociedad de Gas de Euskadi, S.A. as a result of the merger of Sociedad de Gas de Euskadi, S.A., Naturcorp Multiservicios, S.A.U., Gas Figueres, S.A.U., Donostigas, S.A.U. and Gas de Asturias, S.A.U., through their absorption by Naturcorp I, S.A., which changed its name to Naturcorp Multiservicios, S.A. The Sociedad Gas de Euskadi, S.A. shares owned by Gas Natural SDG were exchanged for a 9.39% investment in Naturcorp Multiservicios, S.A.

(3)	ACCOUNTING POLICIES

The principal accounting policies used by Repsol YPF in preparing the consolidated financial statements, in accordance with International Financial Reporting Standards, as adopted by the European Union, were as follows:

3.1)	Current/Non-current classification

In the accompanying consolidated balance sheet assets and liabilities debts maturing within 12 months are classified as current items and those maturing within more than 12 months as non-current items.

3.2)	Offsetting

As a general rule, in the consolidated financial statements neither assets and liabilities nor income and expenses are offset, except when offsetting is required or permitted by a give Standard and this presentation reflects the substance of the transaction.

Income and expenses arising from transactions in which, contractually or by law, offsetting is permitted and the Group intends to settle them on a net basis, or to realise the asset and settle the liability simultaneously are presented at their net amount in the consolidated income statement.

3.3)	Functional currency and foreign currency transactions

The items included in these consolidated financial statements relating to the Group companies are measured using their functional currency, i.e. the currency in the main economic area in which they operate. The consolidated financial statements are presented in euros, which is the Repsol YPF Group’s functional and presentation currency.

Transactions in currencies other than the functional currency of an entity are deemed to be “foreign currency transactions” and are translated to the functional currency by applying the exchange rates prevailing at the date of the transaction. At each year-end, foreign currency receivables and payables are translated at exchange rates prevailing on the balance sheet date.

Any exchange differences arising from non-current financing transactions that form part of a net investment in a foreign operation, when the currency in which the financing is granted is the same as the functional currency of the company that receives the financing or as that of the company that provides the financing, are recognised under the heading “Equity—Translation Differences” in the accompanying consolidated balance sheets.

3.4)	Property, plant and equipment

a)	Cost

Property, plant and equipment acquired are initially recognised at acquisition or production cost, which includes the following items incurred during the construction period only:

i.	Borrowing costs on specific- or general-purpose financing that are directly attributable to the acquisition or production. The capitalised borrowing costs on general-purpose financing are obtained by applying the average long-term borrowing cost to the capitalisable cumulative average investment not specifically financed.

ii.	Staff costs and other operating expenses actually incurred in the construction of the non-current assets.

Repsol YPF uses the cost model to recognise items of property, plant and equipment; these items are subsequently measured at their acquisition or production cost less any accumulated depreciation and any accumulated impairment losses.

The costs of expansion, modernisation or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalised.

Repair, upkeep and maintenance expenses are recognised in the income statement as incurred.

This heading also includes investments relating to oil and gas exploration and production activities (see Note 3.4.c), and the cost of assets held under finance leases (see Note 3.20).

The gain or loss arising on the disposal or derecognition of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

b)	Depreciation

Property, plant and equipment, other than those relating to oil and gas exploration and production activities (see Note 3.4.c), are depreciated, using the straight-line method, on the basis of the acquisition cost of the assets less their estimated residual value, over the years of estimated useful life of the assets, the detail being as follows:

Years of Estimated Useful Life
Buildings and other structures	30-50
Machinery and fixtures:
Machinery, fixtures and tools	8-15
Furniture	9-15
Refineries in service:
Units	8-15
Storage tanks	20-30
Pipelines and networks	12-18
Gas infrastructure and distribution facilities	20-30
Transport equipment	5-20

Land is classified separately from the buildings or facilities that might be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

Property, plant and equipment in the course of construction are stated at cost, less any recognised impairment losses. Cost includes borrowing costs capitalised in accordance with the Group’s accounting policy. Depreciation of these assets commences when the assets are ready for their intended use.

c)	Recognition of oil and gas exploration and production transactions

The Repsol YPF Group has applied early IFRS 6 (Exploration for and Evaluation of Mineral Resources), which must be applied from 1 January 2006 onwards. The scope of this Standard only encompasses mineral resource exploration and evaluation expenditures and the recognition of these transactions. Both IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets) expressly exclude from their scope mineral rights and mineral reserves such as oil, natural gas and similar non-regenerative resources and exploration expenditures; however, IAS 16 (Property, Plant and Equipment) does apply to property, plant and equipment used to develop or maintain those natural resources.

Based on the foregoing, the Repsol YPF Group continued to apply the accounting policies, principles and criteria that it had historically applied prior to the adoption of IFRSs for the oil and gas exploration and production assets and transactions, in conformity with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) in general, with IAS 16 (Property, Plant and Equipment” for investments in the development of properties and mineral rights on oil and gas, and with IFRS 6 in relation to the exploration for and evaluation of mineral resources in particular. In the specific case of mineral resource exploration and evaluation expenditures, the accounting policies applied are in line with US GAAP.

Repsol YPF recognises oil and gas exploration and production transactions using the “successful-efforts” method, whereby the accounting treatment of the various costs incurred is as follows:

i.	The costs incurred in the acquisition of new interests in areas with proved and non-proved reserves (including bonds, legal costs, etc.) are capitalised as incurred to the account “Investments in Areas with Oil Reserves” associated with proved reserves or non-proved reserves, as appropriate.

ii.	The costs of acquiring interests on exploration permits for a given period of time are capitalised at their purchase price and are amortised with a charge to income (over the maximum period of the term of the contract regulating these permits) in accordance with the policy described in the “exploration expenditures” section below. If reserves are not found, the amounts previously capitalised are recognised as an expense in the consolidated income statement. If the exploration work yield positive results, giving rise to commercially exploitable wells, the costs are reclassified to “Investments in Areas with Oil Reserves” at their carrying amount when the wells are determined to be commercially exploitable. Wells are classified as “commercially exploitable” only if they are expected to generate a volume of commercially producible reserves that justifies their commercial development on the basis of the conditions prevailing when the costs are recognised (e.g. prices, costs, production techniques, regulatory framework, etc.).

iii.	Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of non-proved reserves and other expenditures relating to the exploration activity), excluding exploratory drilling expenditures, are charged to income as incurred.

Exploratory drilling costs, including those relating to stratigraphic exploration wells, are recognised as assets under the heading “Other Exploration Costs” until it is determined whether proved reserves justifying their commercial development have been found. If no proved reserves are found, the capitalised drilling costs are charged to income. However, if as a result of exploratory drilling reserves are found that cannot be classified as proved, their recognition depends on the following:

•

If the area requires additional investments before production can commence, the drilling costs remain capitalised only during the period in which the following conditions are met: (i) the amount of proved reserves found justifies the completion of a productive well if the required investment is made; and (ii) the drilling of additional exploratory wells is underway or planned for the near future. If either of the aforementioned conditions is not met, the drilling costs are charged to income.

•	In all other circumstances, the existence of reserves that can be classified as proved has to be determined within one year from the completion of the prospection work. Otherwise, the related drilling costs are charged to income.

Lastly, if reserves have been found in stratigraphic exploratory wells but their classification depends on whether or not a greater investment can be justified, the associated drilling costs remain capitalised until the following conditions are met: (i) the amount of proved reserves found justifies the completion of a productive well; and (ii) the drilling of additional stratigraphic exploratory wells is underway or planned for the near future. If either of the aforementioned conditions is not met, the costs relating to the exploratory wells are charged to income.

Drilling costs that have given rise to a positive discovery of commercially exploitable reserves are reclassified to the heading “Investments in Areas with Reserves”.

iv.	Development expenditure incurred in lifting proved reserves and in processing and storing oil and gas (including intangible costs incurred in drilling relating to productive wells and dry wells under development, wells under development, oil rigs, recovery improvement systems, etc.) are recognised as assets under the heading “Investments in Areas with Reserves”.

v.	Future field abandonment and dismantling costs (environmental, safety, etc.) are estimated, on a field-by-field basis, and are capitalised at their present value when they are initially recognised in the consolidated balance sheet, with a charge to the heading “Non-Current Provisions for Contingencies and Expenses”.

The investments capitalised as described above are depreciated as follows:

i.	Investments in the acquisition of proved reserves are depreciated over the estimated commercial life of the field on the basis of the production for the year as a proportion of the proved reserves of the field at the beginning of the depreciation period.

ii.	Investments relating to non-proved reserves are assessed at least once a year, or more frequently if there is any indication that they might have become impaired and, in the event of an impairment, the related loss is recognised with a charge to the profit for the year.

iii.	Cost incurred in drilling work and subsequent investments to develop and lift oil and gas reserves are depreciated over the estimated commercial life of the field on the basis of the production for the year as a proportion of the proved reserves of the field at the beginning of the depreciation period.

At each balance sheet date or whenever there are indications that the assets might have become impaired, the discounted future cash flows from proved and non-proved reserves (affected in the latter case by a risk factor) in each of the Group’s fields with their carrying amount. Any provision or reversal arising as a result of this comparison is recognised under the headings “Other Expenses” or “Other Income”, as appropriate, in the consolidated income statement (see Notes 3.9, 7, 14 and 27).

d)	Environmental property, plant and equipment

Property, plant and equipment of an environmental nature, the purpose of which is to minimise environmental impact and to protect and improve the environment, are identified on the basis of the nature of the business activities carried on by the Group, based on technical criteria in the guidelines relating to these matters issued by the American Petroleum Institute (API).

Environmental property, plant and equipment and the related accumulated depreciation are recognised in the consolidated balance sheet together with the other items composing the property, plant and equipment, and are classified by type.

Their cost, depreciation methods and the valuation adjustments to be performed are determined in accordance with the rules relating to these non-current asset items, as explained in Notes 3.4.a to 3.4.c.

Note 39 on environmental information includes a breakdown of the environmental assets.

3.5)	Investment property

Repsol YPF recognises as investment property the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation. These assets are not used in the Group’s business activities and are for own use.

Investment property is initially recognised at cost of acquisition, which includes the acquisition price or production cost plus the directly attributable costs incurred. It is subsequently measured at cost of acquisition less any accumulated depreciation and any accumulated impairment losses.

The land included under this heading is considered to be an asset with an indefinite useful life and, as such, is not depreciated, although it is tested for impairment annually. The other items classified as investment property are depreciated on a straight-line basis over an average period of between 25 and 50 years.

3.6)	Goodwill

This heading relates to the excess of the cost of acquisition of investees over the Group’s interest in the fair value of their identifiable assets, liabilities and contingent liabilities that are recognised separately at the date of acquisition (see Note 9). Goodwill is subsequently measured at cost less any accumulated impairment losses.

Goodwill is only recognised when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired company that are not capable of being individually identified and separately recognised.

Any deficiency of the cost of investments in investees below the net fair value of the related assets, liabilities and contingent liabilities at the date of acquisition, the value of the assets, liabilities and contingent liabilities acquired must be re-assessed. If after this re-assessment the deficiency continues to exist, it is recognised as income under the heading “Other Income” in the consolidated income statement.

Goodwill is not amortised and, in accordance with IFRS 3, is subsequently measured at cost less any accumulated impairment losses. The Group performs an impairment test once a year or more frequently if there are indications that the goodwill might have become impaired. To perform this test, the goodwill is allocated among the cash-generating units that benefit from the synergies of a business combination and the recoverable amount thereof is estimated by discounting the estimated future cash flows from each unit. If the recoverable amount of a cash-generating unit is lower than that of the discounted future cash flows, a loss is recognised with a charge to the profit for the year in which it arises. An impairment loss recognised for goodwill must not be reversed in a subsequent period.

3.7)	Other intangible assets

The other intangible assets are non-monetary assets without physical substance which can be individually identified either because they are separable or because they arise as a result of a legal right. Only assets whose cost can be measured reliably and from which the Group considers it probable that future economic benefits will be generated are recognised.

The Repsol YPF Group initially recognises intangible assets at acquisition or production cost, except in the case of the emission allowances described in Note 3.7.d). This cost is amortised systematically over the useful life of the asset on the basis of the pattern in which the asset’s future economic benefits are expected to be consumed, as described below. The Group recognises any impairment loss on the carrying amount of the intangible assets under the heading “Other Expenses” in the consolidated income statement. At each balance sheet date, these assets are measured at cost less any accumulated amortisation and any accumulated impairment losses.

Trademarks and similar intangible assets generated internally by the Group are not recognised as assets and the expenses incurred are allocated to income as incurred.

Repsol YPF recognises research and development expenditure as a period expense.

The main intangible assets of the Repsol YPF Group are as follows:

a)	Leasehold assignment, surface and usufruct rights

This account includes the following:

i.	Costs relating to contracts for the purchase of service station management rights and of the usufruct and service rights related to these assets. These costs are amortised over the related contract terms, which range from 9 to 50 years.

ii.	Exclusive rights to use gas transmission pipelines. These rights are amortised over the term of the related right (currently 25 years).

b)	Reflagging rights and rights of publicity

This account relates to the cost of reflagging contracts for service stations owned by third parties, and the account balance is amortised on a straight-line basis over the related contract term.

c)	Exclusive supply contracts

This accounts relates to the costs arising from exclusive supply contracts entered into with service station owners, distributors and direct consumers, which are amortised on a straight-line basis over the term of the contract (the average term is currently five years).

d)	Emission allowances

Emission allowances are initially recognised at fair value and are subsequently measured at cost. Emission allowances received from the government for no consideration are classified as government grants and, therefore, when they are assigned, deferred income is recognised for the same amount as that of the emission allowances recognised.

As the emissions are made, the Group recognises a provision on the basis of the tonnes of CO2 emissions, which is measured as follows: (i) the emission allowances assigned for no consideration, at the original prices; (ii) the emission allowances purchased in the market to cover emissions made in excess of the allowances assigned for no consideration, at the average purchases price, and (iii) emissions made in the period not covered at year-end, at the price prevailing at that date.

The deferred income recognised for the emission allowances received for no consideration are taken to income systematically as the CO2 emissions covered by them are made and the related provision is recognised and, therefore, these subsidised rights do not have any effect on the consolidated income statement.

e)	Other

This account includes administrative concessions and other costs, such as those relating to computer software and intellectual property. These items are amortised on a straight-line basis over their useful lives; in the case of the administrative concessions over the term of the related concession and in the case of the other assets over a period of between four and ten years.

3.8)	Assets classified as held for sale

Non-current assets are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. The sale should be expected to be completed within one year from the date of classification.

These assets are presented at the lower of carrying amount and fair value less costs to sell.

3.9)	Impairment losses on property, plant and equipment and intangible assets

In order to ascertain whether its assets have become impaired, the Group compares their carrying amount with their recoverable amount at the balance sheet date, or more frequently if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the market risks relating to the time value of money and the risks specific to the business to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount, and an impairment loss is recognised as an expense under the heading “Other Expenses” in the consolidated income statement.

The basis for depreciation or amortisation will be the carrying amount of the assets, deemed to be the gross cost thereof less any accumulated impairment losses.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised under the heading “Other Income” in the consolidated income statement.

3.10)	Current and non-current financial assets

The financial assets held by the Group companies are classified as follows: (i) financial assets classified as at fair value through profit or loss; (ii) loans and receivables; (iii) held-to-maturity investments; and (iv) available-for-sale financial assets. The assets are classified on the basis of the purpose for which they were acquired. The Group classifies its investments when they are initially recognised and reviews their classification at each balance sheet date.

a)	Financial assets classified as at fair value through profit or loss

This category has in turn two sub-categories: (i) held-for-trading financial assets; and (ii) financial assets initially classified as at fair value through profit or loss. A financial asset is classified as at fair value through profit or loss if it is acquired principally for the purpose of selling it at short term or if it is designated as such. Financial derivatives are classified as held for trading unless they are designated at hedging instruments. The assets in this category are classified as current both if they are held for trading and if they are expected to be realised in the 12 months following the balance sheet date.

b)	Loans and receivables

Loans and receivables are financial assets other than derivatives with fixed or determinable payments that are not quoted on an active market. They arise when the Group provides money, goods or services directly to a debtor without any intention of negotiating the account receivable. They are included in current assets, unless they mature within more than 12 months from the balance sheet date, in which case they are classified as non-current assets.

c)	Held-to-maturity investments

Held-to-maturity investments are financial assets other than derivative instruments with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold from the date of purchase to the date of maturity. They are included in current assets, unless they mature within more than 12 months from the balance sheet date, in which case they are classified as non-current assets. They do not include loans and accounts receivable originated by the company, which are classified as loans and receivables.

d)	Available-for-sale financial assets

Available-for-sale financial assets are financial assets other than derivative instruments that have either been classified in this category or have not been classified in any other financial asset category. They are included in non-current financial assets unless it is intended to dispose of them within 12 months from the balance sheet date.

Held-for-trading financial assets, financial assets classified as at fair value through profit or loss and available-for-sale financial assets are measured at fair value at subsequent measurement dates. In the case of held-for-trading financial assets and financial assets classified as at fair value through profit or loss, gains and losses from changes in fair value are recognised in the net profit or loss for the year. In the case of available-for-sale investments, the gains and losses from changes in fair value are recognised directly in equity until the asset is disposed of or it is determined that it has become impaired, at which time the cumulative gains or losses previously recognised in equity are recognised in the net profit or loss for the year.

In the case of equity instruments classified as available for sale, impairment losses recognised in the profit or loss for the year may not be reversed through the related account.

The fair value of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an organised, transparent and deep market (“quoted price” or “market price”). If this market price cannot be determined objectively and reliably for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or of the discounted present value of all the future cash flows (collections or payments), applying a market interest rate for similar financial instruments (same term, currency, interest rate and same equivalent risk rating).

Held-to-maturity investments and originated loans and receivables are measured at amortised cost, and the interest income is recognised in profit or loss on the basis of the effective interest rate (IRR). The amortised cost is understood to be the initial cost minus principal repayments, plus or minus the cumulative amortisation of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility. An impairment loss on assets of this nature is recognised when there is objective evidence that the Group will not be capable of collecting all the related amounts under the original terms of the accounts receivable. The amount of the impairment loss is the difference between the carrying amount and the present value of the future cash flows discounted at the effective interest rate. The related impairment losses are recognised under the heading “Other Expenses” in the consolidated income statement.

The effective interest rate is the discount rate that exactly matches the net carrying amount of a financial instrument to all its estimated cash flows of all kinds through its residual life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees that, because of their nature, can be equated with a rate of interest. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the date on which the reference interest rate is to be revised for the first time.

3.11)	Inventories

Inventories acquired for own use are stated at the lower of cost and net realisable value. Cost (basically the annual average cost) comprises direct materials and, where applicable, direct labour costs and the general costs that have been incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price less the estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Trade discounts, rebates and other similar items are deducted in determining the costs of purchase.

The Group assesses the net realisable value of the inventories at the end of each period and recognises the appropriate loss if the inventories are overstated. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances, the amount of the write-down is reversed.

In the case of refinery products, the costs are allocated to income in proportion to the selling price of the related products (isomargin method).

Commodities inventories acquired for trading are measured at fair value less costs to sell and changes in fair value are recognised in income. These inventories do not represent a significant volume of the Group’s operations (see Note 15).

3.12)	Receivables

Accounts receivable are financial assets, whose measurement and recognition are described in Note 3.10.

3.13)	Cash and cash equivalents

Repsol YPF classifies under the heading “Cash and Cash Equivalents” liquid financial assets such as, for example, cash at hand or at banks, deposits or financial assets that can be converted into a known amount of cash within three months and that are subject to an insignificant risk of changes in value.

3.14)	Equity instruments

The financial instruments classified under this heading are those over which the Group holds an unconditional contractual right that enables it to avoid the obligation of making any disbursement in the form of cash or another financial instrument and where the contract represents, in substance, a residual interest in the net assets of the issuer after deducting all its liabilities.

Ordinary shares are classified as equity. Preference shares are classified as financial liabilities (see Note 3.16).

3.15)	Earnings per share

Basic earnings per share are calculated by dividing net profit or loss for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of shares of the Parent held by the Group companies (see Note 16.1).

3.16)	Financial liabilities

Financial liabilities are initially recognised at fair value less the transaction costs incurred. Since the Group does not have any held-for-trading financial liabilities, except for derivative financial instruments, after initial recognition, financial liabilities are measured at amortised cost. Any difference between the financing received (net of transaction costs) and repayment value is recognised in the consolidated income statement over the life of the debt instrument in question, using the effective interest rate method.

Financial liabilities are classified as non-current financial liabilities when the Group holds an unconditional contractual right to settle the liability within more than 12 months from the balance sheet date. Otherwise, they are classified as current items.

Preference shares, the terms and conditions of which are detailed in Note 18 are classified separately in this liability category in the consolidated balance sheet and are initially recognised at fair value net of issue costs and are subsequently measured at amortised cost.

3.17)	Provisions

The Group draws a distinction between:

•	Provisions: present obligations, either legal or assumed by the Group, arising from past events the settlement of which is expected to give rise to an outflow of economic benefits the amount and timing of which are uncertain; and

•	Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of economic benefits.

The consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. Contingent liabilities are not recognised in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 37).

This heading includes the pension and similar obligations assumed described in Note 3.18. It also includes other provisions for contingencies and expenses, such as those of environmental nature and those arising from litigation in progress or from outstanding indemnity payments or obligations of undetermined amount, and collateral and other similar guarantees provided by the Company. These provisions are recognised when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be reliably estimated.

It also includes the provisions for medium- and long- term incentives and the long-service bonus described in Note 32. Some of these incentive plans are tied to the market price of Repsol YPF shares and are cash-settled share-based payments, as described in Note 3.25 (Share-based Payment).

This heading also includes the provision for emission allowances consumed as a result of CO2 emissions made during the year (see Note 3.7 d).

3.18)	Provisions for pensions and similar obligations

a)	Defined contribution plans

Repsol YPF has defined contribution plans for certain employees in Spain, which conform to the Pension Plans and Funds Law. The main features of these plans are as follows:

i.	They are mixed plans to cover retirement, disability and death of the participants.

ii.	The sponsor (Repsol YPF) undertakes to make monthly contributions of certain percentages of serving employees’ salaries to external pension funds.

YPF also has a defined contribution pension plan for the employees of its main companies (YPF, OPESSA and Repsol YPF Gas), in which the company contributes basically the same amount as the participant up to a stipulated ceiling. In view of the economic impact of the economic crisis in Argentina at the end of 2001 on the funds managed by retirement insurance companies, YPF discontinued its contributions to these companies, although it continued to make withholdings from employees, making the appropriate contributions and depositing, for precautionary purposes, the funds in company accounts. The previous pension plan management vehicles were abandoned and a decision was made to create, as the best solution, a trust for the contributions made by the company and an ordinary mutual fund for the contributions from the employees. This fund is registered with the Argentine National Securities Commission.

Also, the Gas Natural Group has defined contribution pension plans for certain employees.

The annual cost of these plans is recognised under the heading “Staff Costs” in the consolidated income statement.

b)	Defined benefit plans

Under IAS 19 (Employee Benefits), accounting by the entity of defined benefit plans involves the following steps: (i) using actuarial techniques to make a reliable estimate of the amount of benefit that employees have earned in return for their service in the current and prior periods; (ii) discounting that benefit in order to determine the present value of the defined benefit obligation and the current service cost; (iii) determining the fair value of any plan assets; (iv) determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that will be recognised; (v) where a plan has been introduced or changed, determining the resulting past service cost; and, lastly, (vi) where a plan has been curtailed or settled, determining the resulting gain or loss.

The amount recognised as a defined benefit liability will be the net total of the following amounts: (i) the present value of the defined benefit obligation; (ii) plus any actuarial gains (less any actuarial losses) not recognised; (iii) minus any past service cost not yet recognised; (iv) minus the fair value at the balance sheet date of plan assets (if any) out of which the obligations are to be settled directly.

Post-employment benefits are recognised in the consolidated income statement in accordance with the amended IAS 19 as follows:

i.	The current service cost (the increase in the present value of the defined benefit obligation resulting from employee service in the current period), under the heading “Staff Costs”.

ii.	The interest cost (the increase during a period in the present value of a defined benefit obligation which arises because the benefits are one period closer to settlement).

iii.	The return on plan assets and changes in the value thereof, less any costs of administering the plan and less any tax payable by the plan itself.

Under IAS 19, the Company must recognise termination benefits as an expense when it is demonstrably committed to i) terminate the employment of an employee or group of employees before the normal retirement date, or (ii) provide termination benefits as a result of an offer made in order to encourage voluntary redundancy.

The Group recognises provisions for these benefits as the related rights vest. These amounts are recognised under the heading “Provisions for Contingencies and Expenses” in the accompanying consolidated balance sheets. The plan assets are kept separate from the Group’s assets and are managed by third parties.

3.19)	Grants and deferred income

a)	Grants related to assets

These grants related to assets relate mainly to nonrefundable grants measured at the amount granted or nominal value or at the fair value of the assets delivered, if they have been transferred for no consideration, and are classified as deferred income when it is certain that they will be received. These grants are allocated to income on a straight-line basis over the useful life of the assets whose costs they are financing. In the financial statements of Repsol YPF the amounts of the assets and of the grants received are presented separately on the asset and liability sides, respectively, of the balance sheet.

b)	Grants related to income

These are grants that become receivable by the Group as compensation for expenses or losses already incurred and are recognised as income for the period in which it becomes receivable.

c)	Deferred income

This item includes basically income from the assignment of gas transmission pipeline usage rights, the income relating to the natural gas distribution network relocation to be borne by third parties and the net amounts received each year for new connections and branch lines. This income is credited to income on a straight-line basis over the depreciation period of the related non-current assets, which ranges from 20 to 50 years.

This heading also includes the deferred income relating to CO2 emission allowances assigned for no consideration under the national assignment plan (see Note 3.7.d).

3.20)	Operating and finance leases

Leases are classified as finance leases whenever the lessor transfers substantially all the risks and rewards of ownership to the lessee, whereas they are classified as operating leases when title to the leased asset and substantially all the risks and rewards of ownership of the asset are retained by the lessor.

a)	Operating leases

When the Group companies act as the lessor, they present the acquisition cost of the leased asset under the heading “Property, Plant and Equipment”. These assets are depreciated using a policy consistent with the lessor’s normal depreciation policy for similar items that are owned and lease income is recognised under the heading “Other Income” in the income statements as incurred.

When the Group companies act as the lessee, lease costs are recognised under the heading “Other Expenses” in the income statement on a straight-line basis as incurred.

b)	Finance leases in which the Group is the lessee

When the consolidated companies act as the lessee in finance leases, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognise a liability for the same amount (which will be the lower of the fair value of the leased asset or the aggregate present values of the amounts payable to the lessor plus, where applicable, the price of exercising the purchase option). These assets are depreciated using similar criteria to those applied to the items of property, plant and equipment that are owned or are depreciated over the lease term, whichever is shorter.

The finance costs derived from discounting to present value of the liability recognised are charged to the heading “Finance Costs” in the consolidated income statement so that the expenses remain constant over the term of the leases.

The most significant transactions included under this heading relate to the rights under long-term time-charter agreements, which are measured at the present value of the future payments plus, where appropriate, the purchase option on the asset, and are depreciated on a straight-line basis over the useful life of the related assets (methane tankers), which is currently 20 years. The headings “Other Non-Current Liabilities”, for the amounts payable at over 12 months, and “Trade and Other Payables”, for the amounts maturing at under 12 months, on the liability side of the consolidated balance sheet include the discounted amount of the lease payments payable plus the purchases options.

3.21)	Trade and other payables

Trade and other payables are financial liabilities which do not explicitly bear interest and which are recognised at their face value.

3.22)	Income tax

Repsol YPF and the other Group companies recognise in the income statement for the year the accrued tax on their income, which is calculated taking into account the differences between the timing of recognition for accounting purposes and tax purposes of the transactions and other events in the current year recognised in the financial statements, hiving rise to temporary differences and, therefore, to the recognition of certain deferred tax assets and liabilities in the balance sheet. These amounts are recognised by applying to the temporary differences the tax rate that is expected to apply in the period when the asset is realised or the liability is settled.

Temporary differences are:

•	Timing differences between the accounting profit and the taxable profit that arise in the year and reverse in subsequent periods.

•	Differences arising as a result of an event that does not affect the profit but that mean that the carrying amount of an asset or liability differs from its tax base.

Deferred tax liabilities are recognised for all taxable temporary differences, unless the temporary difference arises from the initial recognition of goodwill, goodwill for which amortisation is not deductible for tax purposes or the initial recognition (except in the case of a business combination) of other assets and liabilities in a transaction that affects neither accounting profit nor taxable profit.

Deferred tax assets are recognised for temporary differences to the extent that they will reverse in the near future and it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deferred tax asset can be utilised, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that does not affect the profit for the year. The other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable that the consolidated companies will have sufficient future taxable profits against which they can be utilised.

The accrued income tax expense includes both the deferred income tax expense and the current income tax expense, which is taken to be the amount payable (or refundable) in relation to the taxable profit for the year (see Note 25).

Also, the heading “Income Tax” in the accompanying consolidated income statement includes both the accrued income tax expense and the net provisions recognised in the year for income tax assessments.

3.23)	Revenue and expense recognition

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the goods and services provided in the normal course of business, net of discounts, VAT and other sales-related taxes.

Sales of goods are recognised when substantially all the risks and rewards have been transferred.

In order to minimise transport costs and optimise the Group’s logistics chain, Repsol YPF carries our oil product swap transactions with other companies in different geographical locations. The related agreements include clauses to adjust through an amount of economic consideration the value of the products swapped on the basis of the technical specifications thereof and the delivery and receiving points for the goods. These transactions are not recognised in the income statement as separate purchases and sales. Similarly, the Group does not recognise as period sales transactions in which as a result of the clauses in the agreements signed the risks inherent to ownership are not transferred to the buyer.

Revenue associated with the rendering of services is also recognised by reference to the stage of completion of the transaction at the balance sheet date, provided the outcome of the transaction can be estimated reliably.

Interest income is accrued on a time proportion basis, by reference to the principal outstanding and the effective interest rate applicable. Dividend income from investments is recognised when the shareholder’s rights to receive payment have been established.

An expense is recognised in the income statement when there is a decrease in the future economic benefits related to a reduction of an asset, or an increase in a liability, which can be measured reliably. This means that an expense is recognised simultaneously to the recording of the increase in a liability or the reduction of an asset.

An expense is recognised immediately when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met. Also, an expense is recognised when a liability is incurred and no asset is recognised, as in the case of a liability relating to a guarantee.

Income and expenses from a single transaction are recognised simultaneously in the income statement.

As a result of the legislation on oil and gas retailing in force in the countries in which the Group operates, Repsol YPF reflects as both expenses and income the excise and similar taxes oil and gas production and/or sales. This gave rise to increases in expenses of EUR 5,636 million and EUR 5,533 million in 2005 and 2004, respectively, which were recognised under the heading “Other Expenses”, and to increases in income of similar amounts, which were recognised under the heading “Sales” in the accompanying consolidated income statement.

Transactions between Repsol YPF Group companies are carried out on an arm’s length basis. These transactions give rise to income, expenses and profits which are eliminated on consolidation.

Work relating to water management, atmospheric protection, waste management, remediation of soil and subsoil water and the development of environmental management systems are deemed to be environmental expenses and they are recognised for accounting purposes in accordance with the criteria indicated above.

3.24)	Financial derivatives

The Group’s activities are exposed to financial and commercial risks due to interest rate and exchange rate fluctuations and to changes in the prices of certain commodities. Therefore, the Group arranges derivatives to hedge these risks, although these instruments do not always qualify for hedge accounting in conformity with IAS 39.

The derivatives are initially recognised at fair value at the contract date and are subsequently measured at fair value through profit or loss, unless they are subject to hedge accounting. The gain or loss arising from each measurement will therefore depend on whether or not the derivative has been designated as a hedging instrument and, where applicable, on the nature of the risk inherent to the hedged item. The Group designates certain derivatives as: 1) fair value hedges of recognised assets or liabilities or of firm commitments; 2) cash flow hedges of recognised assets and liabilities or of highly probable forecast transactions; and 3) hedges of a net investment in a foreign operation.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

The Group documents at the inception of the transaction the hedging relationship between the hedging instrument and the hedged items, and the risk management objective and strategy for undertaking the hedge. The Group also documents their assessment, both at the inception of the hedge and subsequently, in relation to whether the derivatives are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows attributable to the hedged items.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the year.

The fair values of the derivatives used as hedging instruments are disclosed in Note 38.

a)	Fair value hedges

The fair value of derivatives that are designated and effective as fair value hedges is recognised in the income statement, together with any change in fair value of the hedged items.

b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and effective as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

The cumulative gains or losses recognised in equity is transferred to net profit or loss for the year.

c)	Hedges of net investments in a foreign operation

Hedges of net investments in a foreign operation hedge exposure to foreign exchange rate changes in relation to investments in the net assets of foreign operations. They are accounted for in a similar way to cash flow hedges: any gain or loss due to a change in the effective portion of the fair value is recognised in equity; any gain or loss relating to the ineffective portion is recognised immediately in the income statement. Cumulative gains and losses recognised in equity are recognised in the income statement when the foreign operation is sold or disposed of in any other way.

The Group finances its activities in the same functional currency as that in which its foreign investments are denominated in order to reduce foreign exchange risk. This is achieved either by arranging borrowings in the related currency or by carrying out currency swaps.

In forward exchange transactions, the premiums or discounts representing the difference between the forward rate and the spot rate on the date the contract is assigned, and the interest on mixed currency and interest rate swaps are recognised as finance income and expenses over the contract term. At each balance sheet date these contracts are measured at their fair value at that date, and the resulting exchange differences are classified under the heading “Finance Costs” in the consolidated income statement, except for those arising in transactions aimed at financing investments in investees whose functional currency is the same as that of the contract, in which case they are added to or deducted from equity.

Certain derivative financial instruments such as mixed exchange rate and interest rate swaps, because of their nature, have an interest rate component which, together with the exchange rate component, make up their total fair value. The hedges of net investments defined by Repsol YPF with mixed exchange rate and interest rate swaps are forward foreign exchange hedges and, therefore, the total change in the fair value of these instruments at the balance sheet date is recognised in equity.

d)	Derivatives not designated as hedging instruments

Certain financial instruments are not designated as hedges. Changes in the fair value of these instruments are recognised immediately in the income statement.

3.25)	Share-based payment

The Group makes cash-settled share-based payments to certain employees. The rights of the beneficiaries not yet exercised are measured at market value and the amount is allocated to income on a straight-line basis on the basis of the term remaining until the end of the plan.

3.26)	Methodology for estimating fair value

The recoverable amount of assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average cost of capital. The cost of capital is estimated for each specific asset based on the currency in which its cash flows are denominated and the risks associated with the cash flows, including country risk.

The cash flows from the exploration and production assets is generally projected for a period exceeding five years and the projected period covers the economically productive useful lives of the oil and gas fields and is limited, for the proved reserves, by the contractual expiry of the operating permits or contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future costs that will have to be incurred in relation to undeveloped oil and gas reserves, production costs, field decline rates, market demand and supply, contractual conditions and other factors. The non-proved reserves are weighted with risk factors based on the Swanson rule, which entails weightings of 70% and 30% for the probable and possible reserves, respectively.

The benchmark prices considered are based on a combination of future market prices for the first three years and, subsequently, on standard long-term projections supported by the average historical prices obtained from a considerable number of years.

The cash flows of the refining and marketing businesses are estimated on the basis of the projected sales trends, unit contribution margins, fixed costs and investment or divestment flows, in line with the expectations considered in the specific strategic plans of each business. The cash flow projection period used in the assessment is five years, and in the sixth year a cash inflow equal to the perpetual return on the result from operations obtained in the fifth year is assumed. When there are investments in the last few years of the assessment period, the perpetual return is adjusted to take into account the cash flow generation effect in subsequent years as a result of these investments.

The fair value of financial derivatives was estimated by discounting the future cash flows associated therewith using the interest and exchange rates prevailing at the balance sheet date and including spreads based on the credit risk conditions of each instrument. For certain derivative instruments, the market value facilitated by the financial institutions with which the transactions are arranged are also used as reference.

(4)	FINANCIAL RISK MANAGEMENT AND DEFINITION OF HEDGES

The Group’s business activities expose it to various types of financial risk:

•	market risk, as a result of the volatility of the price of oil, natural gas and their derivatives, exchange rates and interest rates;

•	credit risk, associated with financial contracts and commercial activities; and

•	liquidity (or solvency) risk, to the extent that the Group could encounter difficulties in obtaining the funds required to meet its obligations.

Repsol YPF has an organisation and systems that enable it to identify, measure and control the financial risks to which the Group is exposed, and it uses various financial instruments as hedges, in accordance with corporate guidelines common to the whole Group. These financial instruments are arranged on a centralised basis and are subject to specific controls.

Foreign exchange risk

Results of operations are exposed to changes in exchange rates, mainly in the US dollar/euro exchange rate, since most of the Group’s income and a portion of its expenses are denominated in or indexed to the US dollar. In order to protect its financial strength from exchange rate changes, Repsol YPF obtains financing predominantly in US dollars, either directly or by using foreign exchange derivatives. The financial instruments used for this purpose are designated as hedges of a net investment in a foreign operation with the US dollar as the functional currency.

Interest rate risk

Repsol YPF occasionally arranges interest rate derivatives to reduce the risk of changes in its borrowing costs or in the market value of its borrowings. These derivatives are generally designated as hedging instruments for accounting purposes.

Price risk

As a result of the Group’s commercial transactions and activities, its results are exposed to risk relating to crude oil and product prices. Repsol YPF occasionally arranges derivatives for these risks in order to reduce the exposure to price risk of the Group’s business units. These derivatives hedge results from the economic standpoint, although they are not always designated as hedges for the purpose of their recognition for accounting purposes.

The derivative instruments used by the Group in order to manage market risk, the purpose of each instrument and the hedges that have been arranged are described in Note 38 (Derivatives Transactions).

Credit risk

The Group’s exposure to credit risk is primarily attributable to operating trade receivables, the amounts of which are reflected in the consolidated balance sheet net of allowances for doubtful debts. The allowances for doubtful receivables are charged to income, as provided for in the Group’s accounting regulations, in the following cases:

•	past-due receivables more than 180 days old

•	receivables from third parties involved in insolvency proceedings

•	receivables from third parties for which a risk analysis indicates that the debtor is unable to pay the related amount.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group does not have a significant concentration of credit risk, with exposure spread over a large number of customers and other counterparties.

Liquidity risk

Repsol YPF applies a prudent policy to protect it against liquidity risk. For this purpose, it maintains a sufficient volume of cash and other liquid financial instruments to be able to settle its debts on their scheduled maturity dates in the next 12 months. Also, the Group has undrawn credit lines totalling EUR 2,699 million.

(5)	ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with generally accepted accounting principles makes it necessary to make assumptions and estimates that affect the amounts of the assets and liabilities recognised, the presentation of contingent assets and liabilities at year-end and the income and expenses recognised during the year. The actual results could differ depending on the estimates made.

Certain accounting estimate are considered critical if a) the nature of the estimates and assumptions is material due to the degree of subjectiveness and the judgments required to account for events subject to major uncertainty or the likelihood of those events changing; and b) the estimates and assumptions have a material impact on the financial position or operations.

The accounting policies and areas which require the highest degree of judgment and estimates in the preparation of the financial statements are: (i) crude oil and natural gas reserves; (ii) impairment testing of goodwill arising from business combinations; (iii) provisions form contingencies and for environmental liabilities; and (iv) the calculation of income tax and deferred tax assets.

Crude oil and gas reserves

Estimating crude oil and gas reserves forms an integral part of the decision-making process in relation to crude oil and gas assets, such as whether to develop or implement secondary recovery techniques. The volume of crude oil and gas reserves is used to calculate the depreciation using production unit ratios and to assess the impairment of the investments in exploration and production assets.

Repsol YPF prepares its estimates and assumptions in relation to crude oil and gas reserves taking into account the rules and regulations established for the crude oil and gas industry by the U.S. Securities and Exchange Commission (SEC) and the accounting principles established by the U.S. Financial Accounting Standards Board (FASB).

The estimate of proved reserves is subject to future revisions, based on new information available, for example, on the development, drilling or production activities, price changes, terms of contracts or development plans.

The volumes produced and the cost of the assets are known, and the proved reserves are very likely to be recovered and are based on estimates subject to a degree of variability. The impact on depreciation of changes in estimated proved reserves is treated prospectively, and the residual carrying amount of the assets is depreciated on the basis of the projected future production. In 2005 and 2004 Repsol YPF recognised non-current asset depreciation relating to oil and gas reserves amounting to EUR 1,322 million and EUR 1,194 million, respectively. If the estimate of proved reserves is revised downwards, the net profit could be adversely affected in the future by a higher depreciation charge.

On occasions, Repsol YPF recognises impairment losses for exploration and production assets as a result, among other factors, of adverse changes in estimated recoverable reserves in the crude oil and gas fields, and of changes in the economic or regulatory situation in certain countries. In 2004 Repsol YPF reversed EUR 120 million of provisions that it had recognised in relation to the write-down of non-current assets, due to the economic recovery of the value of the assets associated with oil and gas reserves for which impairment losses had been recognised. In 2005 the Group recognised a net impairment loss on these assets amounting to EUR 74 million (see Note 14).

Therefore, Repsol YPF has to make reasonable estimates and assumptions concerning: (i) the production profile of its crude oil fields; (ii) future investments and their depreciation, taxation and extraction costs; (iii) whether or not the risk factors for the non-proved reserves are in line with the Swanson rule, which provides for risk factors of 70% and 30% for probable and possible reserves respectively; and (iv) the market value of the reserves.

In January 2006 the Group announced a downward adjustment of its proved reserves (see Note 14).

Impairment test for goodwill

Each year the Group assesses whether the goodwill has become impaired, as indicated in Note 3.6. The recoverable amounts of cash-generating units were determined on the basis of their value in use. In assessing value in use, the Group has to estimate the future cash flows expected to be obtained from the cash-generating units, and a discount rate suitable for calculating the present value of these cash flows. In 2005 an impairment loss of EUR 5.5 million was recognised on the goodwill relating to the Manguinhos oil refinery. The goodwill at 31 December 2005, amounted to EUR 3,773 million.

Provisions for litigation and other contingencies

The final cost of settling claims and lawsuits could vary due to estimates based on differing interpretations of the rules, opinions and final assessments of the amount of the damages. Therefore, any change in circumstances relating to contingencies of this nature could have a material effect on the amount of the provision for contingencies recognised.

Environmental liabilities

Repsol YPF makes judgments and estimates in recording costs and establishing provisions for environmental clean-up and remediation costs which are based on current information regarding costs and expected plans for remediation. For environmental provisions, costs can differ from estimates because of changes in laws and regulations, discovery and analysis of site conditions and changes in clean-up technology. Therefore, any change in the factors or circumstances related to provisions of this nature, as well as changes in laws and regulations, could have, as a consequence, a significant effect on the provisions recognised for these costs. The provision for environmental liabilities is reviewed annually. At 31 December 2005 and 2004, the provisions for environmental liabilities amounted to EUR 244 million and EUR 101 million, respectively.

Calculation of income tax and deferred tax assets

Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realisation of deferred tax assets and the timing of income tax payments. Actual collections and payments may differ materially from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting the Company’s income tax balances.

(6)	NEW STANDARDS ISSUED

Following is a description of the Standards (IFRSs and IASs) and Interpretations (IFRICs) and amendments thereto which, although they had been issued, had still not come into force when these consolidated financial statements were prepared:

•	IFRS 6 (Exploration for and Evaluation of Mineral Resources), adopted by Regulation (EC) no. 1910/2005 of 8 November 2005. This Standard permits en entity to continue to use the accounting policies applied immediately before adopting the IFRS for the recognition and measurement of exploration and evaluation assets. In addition, it requires entities recognising exploration and evaluation assets to perform an impairment test on those assets when facts and circumstances suggest that the carrying amount of the assets may exceed their recoverable amount. In these or similar circumstances, impairment is recognised in accordance with IAS 36, although IFRS 6 permits a greater degree of flexibility regarding the level at which the impairment must be analysed. This IFRS applies to annual periods beginning on or after 1 January 2006, although earlier application is encouraged.

•	IFRIC 4 (Determining Whether an Arrangement Contains a Lease), adopted by Regulation (EC) no. 1910/2005 of 8 November 2005, which applies to annual periods beginning on or after 1 January 2006; earlier application is encouraged.

•	IFRIC 5 (Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds), adopted by Regulation (EC) no. 1910/2005 of 8 November 2005. This Interpretation deals with how contributors should account for interests in funds established to pay for decommissioning, restoration and environmental rehabilitation costs and when contributors have an obligation to make additional contributions. This IFRIC applies to annual periods beginning on or after 1 January 2006, and earlier application is encouraged.

•	Amendment to IAS 39 (The Fair Value Option), adopted by Regulation (EC) no. 1864/2005 of 15 November 2005. This amendment permits the irrevocable designation, at the date of acquisition or issue, only of a financial instruments that meets certain conditions as one to be measured at fair value, with changes in fair value recognised in profit or loss. This Standard applies to annual periods beginning on or after 1 January 2006, and earlier application is encouraged.

•	Amendment to IAS 39—Cash Flow Hedge Accounting of Forecast Intragroup Transactions, adopted Regulation (EC) no. 2106/2005 of 21 December de 2005. This amendment makes it possible to classify foreign exchange risk in a highly probable forecast intragroup transaction as a hedged item in a cash flow hedge in the consolidated financial statements, provided that it has certain characteristics. This Standard applies to annual periods beginning on or after 1 January 2006, and earlier application is encouraged.

•	IFRS 7 (Financial Instruments: Disclosures), adopted by Regulation (EC) no. 108/2006 of 11 January 2006. This IFRS groups together all the disclosure requirements in a single Standard. The Standard also requires additional disclosures on the scope of the entity’s exposure to risks arising from financial instruments and a description of the entity’s objectives, policies and procedures for managing them. IFRS 7 applies to annual periods beginning on or after 1 January 2007, and earlier application is encouraged.

•	IFRIC 6 (Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment), adopted by Regulation (EC) no. 108/2006 of 11 January 2006. This IFRIC applies to annual periods beginning on or after 1 December 2005, and earlier application is encouraged.

•	Amendments to IAS 1 (Presentation of Financial Statements—Capital Disclosures), adopted by Regulation (EC) no. 108/2006 of 11 January 2006. New capital disclosure obligations are introduced. This amendment to IAS 1 applies to annual periods beginning on or after 1 January 2007, and earlier application is encouraged.

•	Amendments to IFRS 4 and IAS 39 (Financial Guarantee Contracts), adopted by Regulation (EC) no. 108/2006 of 11 January 2006. These amendments change the scope of IAS 39 to include financial guarantee contracts issued. The amendments apply to annual periods beginning on or after 1 January 2006, although earlier application is encouraged.

•	IFRIC 7 (Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies). This Interpretation of IAS clarifies how comparative figures in the financial statements should be restated when the entity identifies the existence the existence of hyperinflation in the economy of its functional currency. This IFRIC applies to annual periods beginning on or after 1 January 2006, and earlier application is encouraged.

•	IFRIC 8 (Scope of IFRS 2). This Interpretation clarifies that IFRS 2 also applies to share-based payments in which the entity appears not to receive anything or receives insufficient goods and/or services in exchange. This IFRIC applies to annual periods beginning on or after 1 May 2006, although earlier application is encouraged.

•	Amendment to IAS 21 (Net Investment in a Foreign Operation). This amendment extends to any foreign currency the possibility of including currency fluctuations in the net investment in a foreign operation. This amendment applies to annual periods beginning on or after 1 January 2006, and earlier application is encouraged.

The Group decided not to apply early these Standards and Interpretations, except for IFRS 6 (see Note 3.4.c), which was applied from the date of transition (1 January 2004). The impact that the Standards and Interpretations not applied early will have on the consolidated financial statements of the Repsol YPF Group is currently being assessed.

(7)	PROPERTY, PLANT AND EQUIPMENT

The detail of the heading “Property, Plant and Equipment” and of the related accumulated depreciation and accumulated impairment losses at 31 December 2005 and 2004, and of the changes therein is as follows:

	Millions of Euros
	Land, Buildings and Other Structures	Machinery and Plant	Investments in Areas with Reserves	Other Exploration Costs	Transport Equipment	Other Items of Property, Plant and Equipment	In the Course of Construction	Total
COST

Balance at 1 January 2004	1,959	14,510	24,246	503	929	1,110	870	44,127

Additions (1)	24	419	892	141	7	235	674	2,392
Disposals or derecognitions	(12)	(65)	(31)	(30)	(2)	(25)	(4)	(169)
Translation differences	(36)	(295)	(1,722)	(10)	(44)	(23)	(11)	(2,141)
Change in the scope of consolidation (2)	252	1,041	(11)	—	22	99	—	1,403
Reclassifications and other changes (3)	2	20	440	(34)	380	(84)	(366)	358

Balance at 31 December 2004	2,189	15,630	23,814	570	1,292	1,312	1,163	45,970

Additions (1)	119	465	1,554	131	12	305	587	3,173
Disposals or derecognitions (4)	(12)	(195)	(416)	(45)	(5)	(79)	(6)	(758)
Translation differences	142	663	3,399	25	87	74	75	4,465
Change in the scope of consolidation (2)	38	153	—	—	4	70	39	304
Reclassifications and other changes (3)	(50)	660	368	(15)	15	(91)	(567)	320

Balance at 31 December 2005	2,426	17,376	28,719	666	1,405	1,591	1,291	53,474

ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES

Balance at 1 January 2004	(561)	(8,444)	(13,459)	(397)	(439)	(753)	—	(24,053)

Depreciation charge for the year	(35)	(721)	(1,194)	(144)	(33)	(82)	—	(2,209)
Disposals or derecognitions	3	58	—	44	2	19	—	126
Impairment losses (recognised)/reversed (5)	(18)	—	120	—	—	—	—	102
Translation differences	15	167	1,011	9	30	11	—	1,243
Change in the scope of consolidation (2)	(142)	(627)	1	—	(7)	(40)	—	(815)
Reclassifications and other changes (3)	—	302	(358)	16	(4)	(17)	—	(61)

Balance at 31 December 2004	(738)	(9,265)	(13,879)	(472)	(451)	(862)	—	(25,667)

Depreciation charge for the year	(54)	(780)	(1,322)	(52)	(46)	(74)	—	(2,328)
Disposals or derecognitions (4)	3	124	335	49	5	22	—	538
Impairment losses (recognised)/reversed (5)	(20)	—	(74)	—	—	—	—	(94)
Translation differences	(43)	(358)	(1,961)	(14)	(58)	(31)	—	(2,465)
Change in the scope of consolidation (2)	(25)	(83)	—	—	(3)	(62)	—	(173)
Reclassifications and other changes (3)	2	87	(41)	—	(8)	(21)	—	19

Balance at 31 December 2005	(875)	(10,275)	(16,942)	(489)	(561)	(1,028)	—	(30,170)

Carrying amount at 31 December 2005 (6)	1,551	7,101	11,777	177	844	563	1,291	23,304

(1)	The main additions in 2004 to the account “Investments in Areas with Reserves” were made in Argentina (EUR 577 million), in the rest of Latin America (EUR 262 million) and in North Africa and the Middle East (EUR 51 million).

In 2005 the main additions to this account related to Argentina (EUR 738 million), to the rest of Latin America (EUR 745 million) and to North Africa and the Middle East (EUR 60 million).

(2)	In 2004 this account included increases due to companies acquired in 2004 that started to be fully consolidated. Repsol Combustiveis, S.A., Repsol Betumes Comercializaçao e Distribuçao de Productos Petrolíferos, S.A., Repsol Abastecimientos e Serviçios a Aviaçao, S.A. and Repsol Company of Portugal Ltd gave rise to increases of EUR 257 million in cost and of EUR 170 million in accumulated depreciation. Repsol Lusitania, S.L. and Repsol Polímeros LDA gave rise, at the acquisition date, increases in cost and accumulated depreciation of EUR 618 million and EUR 447 million, respectively.

It also included increases of EUR 275 million and EUR 83 million in costs and accumulated depreciation, respectively, as a result of the acquisition of an additional investment in Gas Natural SDG, S.A. in 2004. It also included increases of EUR 215 million in cost and of EUR 61 million in accumulated depreciation as a result of the acquisition of investments in various companies by Gas Natural (mainly the Nettis, Brancato and Smedigas Groups).

Lastly, this account also included reductions of EUR 11 million and EUR 11 million in cost and of EUR 6 million and EUR 1 million in accumulated depreciation as a result of the disposal in 2004 of Global Companies Llc and YPF Jambi Merang, respectively.

In 2005 it includes increases as a result of the acquisition of all the shares of Repsol Butano Portugal RB, S.A. (formerly SHELL Gas L.P.G., S.A.) and of the Dersa Subgroup by Gas Natural, which started to be fully consolidated, of EUR 102 million and EUR 60 million, respectively, in cost and of EUR 83 million and EUR 6 million, respectively, in accumulated depreciation. The account also includes the acquisition of 51% ownership interests in Termobarrancas (increase of EUR 3 million in cost) and Energy Infraestructura Butano Asia BV (increases of EUR 5 million and EUR 0.1 million, in cost and accumulated depreciation, respectively).

It also includes the effect, amounting to EUR 37 million on cost and to EUR 29 million on accumulated depreciation, of the change of consolidation method used for Repsol Polivar, Repsol Bronderslev, Solgas and Falk SPA from being accounted for using the equity method to being fully consolidated.

In addition, it includes the effect on cost and accumulated depreciation of proportionately consolidating Asfaltos Españoles S.A., GESPEVESA, Terminales Canarios, TSB and Termogaucha, which had previously been accounted for using the equity method, amounting to EUR 92 million and EUR 49 million, respectively.

(3)	The heading “Transport Equipment” included in 2004 EUR 375 million relating to long-term time-charter agreements for methane vessels used for the transportation of liquefied natural gas.

In 2005 the column “Investments in Areas with Reserves” includes EUR 274 million relating to the provision recognised for field dismantling costs (see Note 20).

(4)	In 2005 the column “Machinery and Plant” includes the derecognition of the administrative concession relating to the dock at the Tarragona refinery.
(5)	In 2004 the column “Investments in Areas with Reserves” included mainly a impairment loss of EUR 47 million recognised for exploration and production assets in Argentina and reversals amounting to EUR 135 million and EUR 18 million in relation to those in Venezuela and Ecuador as a result of comparing the market value or discounted cash flows from proved and non-proved reserves (affected in the latter case by a risk effect) of oil and gas and the carrying amount of the assets associated therewith.

In 2005 this column included, in the same connection, provisions of EUR 85 million, EUR 80 million and EUR 9 million for the exploration and production assets in Venezuela, Argentina and Bolivia, respectively, and reversals of EUR 61 million, EUR 35 million and EUR 4 million as a result of the positive changes in the value of the discounted cash flows from the exploration and production assets in Argentina, Ecuador and Bolivia, respectively (see Note 14).

Also, in 2005 this column included an impairment loss of EUR 7 million on marketing assets in Peru.

(6)	At 31 December 2005 and 2004, the accumulated impairment losses recognised amounted to EUR 724 million and EUR 618 million, respectively.

The balances of non-depreciable assets, i.e. land and property, plant and equipment in the course of construction, amounted to EUR 831 million and EUR 1,291 million, respectively, in 2005. The amounts relating to land are included in “Land, Buildings and Other Structures” in the foregoing table.

The heading “Property, Plant and Equipment” included fully depreciated items amounting to EUR 5,869 million and EUR 6,724 million at 31 December 2005 and 2004, respectively.

Repsol YPF capitalises borrowing costs to the cost of the assets as described in Note 3. In 2005 and 2004 the average borrowing costs were 5.75% and 4.93%, respectively, and EUR 19 million and EUR 17 million, respectively were capitalised in this connection. These amounts were deducted from the balance of the heading “Finance Costs” in the accompanying consolidated income statement.

“Property, Plant and Equipment” includes investments made by the Repsol YPF Group in administrative concessions amounting to EUR 26 million and EUR 79 million at 31 December 2005 and 2004, respectively; these concessions must be returned to the Spanish State in good working order between 2005 and 2050.

In 2005 and 2004 this heading included EUR 645 million and EUR 649 million, respectively, relating the assets held under finance leases. The assets held under finance leases at the end of those years included most notably the methane vessels used for the transportation of L.N.G. amounting to EUR 617 million and EUR 643 million in 2005 and 2004, respectively.

In line with industry practice, Repsol YPF insures its assets and activities worldwide. Among the risks insured is damage to property, plant and equipment, with the consequential interruptions in its business. The Group considers its current level of insurance coverage to be, in general, appropriate for the risks inherent to its business.

(8)	INVESTMENT PROPERTY

The changes in “Investment Property” in 2005 and 2004 were as follows:

	Millions of Euros
	Gross Cost	Accumulated Depreciation and Impairment Losses	Total
Balance at 1 January 2004	68	(13)	55
Reclassifications and other changes	(3)	—	(3)

Balance at 31 December 2004	65	(13)	52
Disposals and derecognitions	(3)	—	(3)
Depreciation charge for the year	—	(1)	(1)
Translation differences	1	—	1
Reclassifications and other changes	5	—	5

Balance at 31 December 2005	68	(14)	54

The market value at 31 December 2005, of the assets included under this heading amounted to EUR 122 million.

The income recognised in 2005 in relation to investment property amounted to EUR 7 million, and the associated operating expenses totalled EUR 0.8 million.

(9)	GOODWILL

The detail of the goodwill by company at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	2005	2004
YPF, S.A.	2,395	2,095
Gas Natural SDG, S.A.	321	321
Refap, S.A.	239	184
Repsol Portuguesa, S.A.	180	203
Repsol Butano Portugal R.B., S.A.	118	—
Empresas Lipigas, S.A.	100	80
EESS de Repsol Comercial P.P.	92	92
Buenergía Gas & Power, Ltd.	44	39
Limagás	44	39
Dersa Group	29	—
Falk SPA	28	—
Nettis Group	24	24
Other companies	159	127

Balance at end of year	3,773	3,204

The changes in 2005 and 2004 in this heading in the accompanying consolidated balance sheets were as follows:

	Millions of Euros
	2005	2004
Balance at beginning of year	3,204	2,949
Additions (1)	214	456
Adjustments for deferred taxes (2)	40	—
Changes in the scope of consolidation (3)	29	10
Divestments	(1)	(6)
Translation differences	397	(149)
Write-downs (impairment losses) (4)	(6)	(4)
Reclassifications and other changes (5)	(104)	(52)

Balance at end of year	3,773	3,204

(1)	The main additions in 2005 relate to Repsol Butano Portugal RB, S.A.—formerly Shell Gas L.P.G., S.A.—(EUR 118 million), the Desarrollo de Energías Renovables, S.A. Subgroup (EUR 29 million) and the additional payments made for the acquisition of Repsol Portuguesa, S.A. (EUR 25 million) and Falk SPA (EUR 6 million).

In 2004 they related mainly to Repsol Combustiveis, S.A. (EUR 193 million), Gas Natural SDG (EUR 164 million), Compañía Distribuidora de Gas do Río de Janeiro, S.A. (EUR 33 million) and the Nettis Group (EUR 24 million).

(2)	This heading includes the deferred taxes arising from business combinations recognised in accordance with IAS 12. In 2005 this related mainly to Repsol Portuguesa, S.A. (EUR 20 million).
(3)	Including EUR 19 million of goodwill relating to Falk SPA, a company which at 31 December 2004, had been included under the heading “Investments Accounted for Using the Equity Method”.

(4)	In 2005 this item related to the write-down of the goodwill relating to Refinaria de Petróleos de Manguinhos. In 2004 it related to the write-down of the goodwill relating to Repsol YPF Distribuidora, S.A.
(5)	This account includes, basically, a reduction of EUR 74 million in the goodwill that had been recognised at 31 December 2004, on the acquisition of Repsol Combustiveis. This reduction relates to the recognition in 2005 of intangible assets acquired in the acquisition of this company that were not recognised in 2004, since the purchase price had been allocated only provisionally at 31 December 2004 (see Notes 10 and 31).

It also includes a reduction of EUR 33 million as a result of the allocation in 2005 of a portion of the purchase price of Gas Natural’s investment in CEG and CEG Río, which at 31 December 2004 had been recognised as goodwill and which relates to administrative concessions for the distribution of gas.

The detail of the gross goodwill and accumulated impairment losses at 31 December 2005 and 2004 is as follows.

	Millions of Euros
	2005	2004
Gross goodwill	3,783	3,208
Accumulated impairment losses (1)	(10)	(4)

Net goodwill	3,773	3,204

(1)	Relating to the impairment loss recognised on the goodwill of Refinería de Petroleos de Manguinhos in 2005 and on that of Repsol YPF Distribuidora, S.A. in 2004.

Testing goodwill for impairment

The goodwill is allocated to the Group’s identified cash-generating units based on the business to which they belong. The detail of the goodwill allocation at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	At 31 December 2005			At 31 December 2004
	YPF	Other	TOTAL	YPF	Other	TOTAL
Exploration and production	1,635	57	1,692	1,430	6	1,436
Refining and marketing	654	864	1,518	572	656	1,228
Chemicals	106	—	106	93	—	93
Gas and electricity	—	457	457	—	447	447

TOTAL	2,395	1,378	3,773	2,095	1,109	3,204

Repsol YPF considers that, based on current knowledge, the reasonably possible changes in a key assumptions for determining fair value, on which the determination of the recoverable amounts was based, will not cause the carrying amounts of the cash-generating units to exceed the recoverable amounts at 31 December 2005.

(10)	OTHER INTANGIBLE ASSETS

The detail of the intangible assets and the related accumulated amortisation at 31 December 2005 and 2004, and of the changes therein is as follows:

	Millions of Euros
	Leasehold Assignment, Surface and Usufruct Rights			Emission Allowances	Flagging Costs	Exclusive Supply Contracts	Other Intangible Assets	Total
	Service Stations	Gas Pipelines	Other Intangible Assets
COST
Balance at 1 January 2004	415	179	7	—	188	128	389	1,306
Additions (1)	16	—	—	—	6	11	50	83
Disposals or derecognitions	(8)	—	—	—	(2)	—	(21)	(31)
Translation differences	(2)	(15)	—	—	—	—	(8)	(25)
Change in the scope of consolidation	44	25	3	—	—	—	37	109
Reclassifications and other changes (2)	1	1	—	—	(4)	(1)	10	7

Balance at 31 December 2004	466	190	10	—	188	138	457	1,449
Additions (1)	13	1	10	4	7	10	90	135
Disposals or derecognitions	(9)	—	—	—	(4)	(2)	(5)	(20)
Translation differences	8	27	1	—	4	—	43	83
Change in the scope of consolidation	1	—	—	—	—	—	58	59
Reclassifications and other changes (2)	21	18	—	76	1	(1)	135	250

Balance at 31 December 2005	500	236	21	80	196	145	778	1,956

ACCUMULATED AMORTISATION AND IMPAIRMENT LOSSES
Balance at 1 January 2004	(149)	(50)	(2)	—	(127)	(113)	(215)	(656)
Amortisation charge for the year	(20)	(10)	—	—	(10)	(5)	(47)	(92)
Disposals or derecognitions	2	—	—	—	—	—	2	4
Translation differences	1	5	—	—	—	—	6	12
Change in the scope of consolidation	(19)	(7)	(2)	—	—	—	(9)	(37)
Reclassifications and other changes (2)	—	—	—	—	1	—	12	13

Balance at 31 December 2004	(185)	(62)	(4)	—	(136)	(118)	(251)	(756)
Amortisation charge for the year	(28)	(11)	(2)	—	(12)	(7)	(61)	(121)
Disposals or derecognitions	4	—	—	—	3	2	3	12
Impairment losses (recognised)/reversed	(1)	—	—	—	—	—	(1)	(2)
Translation differences	(3)	(9)	—	—	(2)	—	(15)	(29)
Change in the scope of consolidation	—	—	—	—	—	—	(3)	(3)
Reclassifications and other changes (2)	(59)	—	1	—	—	(1)	5	(54)

Balance at 31 December 2005	(272)	(82)	(5)	—	(147)	(124)	(323)	(953)

Carrying amount at 31 December 2005	228	154	16	80	49	21	455	1,003

(1)	The additions in 2005 arose from the direct acquisition of assets amounting to EUR 132 million and from internally generated assets amounting to EUR 3 million.
(2)	In 2005 the column “Emission Allowances” includes EUR 76 million relating to the CO2 emission allowances assigned for no consideration under the national assignment plan. In 2005 the column “Other Intangible Assets” includes EUR 74 million relating to the recognition in 2005 of intangible assets of Repsol Combustiveis, a company acquired in 2004 (see Notes 9 and 31). This column also includes EUR 72 million relating to the allocation of a portion of the purchase price of CEG and CEG Río, acquired in 2004, which was allocated to administrative concessions for the distribution of gas (see Note 9).

At 31 December 2005 and 2004, Repsol YPF did not have any intangible assets with indefinite useful lives.

In 2005 the Group received for no consideration emission allowances equal to 11.28 million tonnes of CO2 under the national assignment plan, valued at EUR 76 million. This plan also established the assignment of emission allowances for no consideration for 2006 and 2007 amounting to 11.28 million tonnes and 11.28 million tonnes, respectively.

The Group consumed 11.39 million tonnes of CO2 emission allowances in 2005. At 31 December 2005, the provision recognised in the year with a charge to the profit from continuing operations before finance costs relating to the emissions made by the Group amounted to EUR 79 million (see Note 39). Of this amount, EUR 76 million relate to emission allowances received under the national assignment plan and EUR 3 million relate to purchases of allowances during the year to cover the emissions made. The expense relating to this provision was recognised under the heading “Other Expenses” in the accompanying consolidated income statement. The emission allowances recognised as intangible assets also include EUR 1 million relating to allowances that had been acquired at the balance sheet date but which had not yet been consumed at 31 December 2005.

The profit from continuing operations before finance costs also includes income of EUR 76 million relating to the allocation to income of emission allowances received from no consideration allocated to 2005. This income was classified under the heading “Other Income” in the accompanying consolidated income statement. The Group’s net expense for 2005 from the emission of polluting gases amounted to EUR 2 million.

The research and development expenditure recognised in the consolidated income statement amounted to EUR 63 million in 2005.

The leasehold assignment, surface and usufruct rights, the reflagging costs and rights of publicity, the exclusive supply contracts and the administrative concessions are legal rights title to which is confined to the term of the contracts giving rise to them, as described in Note 3.7.

(11)	ASSETS CLASSIFIED AS HELD FOR SALE

At 31 December 2005 and 2004, Repsol YPF had assets classified as held for sale amounting to EUR 1 million and EUR 83 million, respectively.

At 31 December 2004, this account included investments in PBB Polisur, S.A. (28%) and Petroken Petroquímica Ensenada, S.A. (50%), which had been accounted for using the equity method until then and whose sale had been agreed on at the balance sheet date.

At 2004 year-end a loss of EUR 4 million was recognised in connection with the selling price of the investment in Petroken. In 2005 these companies were sold for EUR 124 million, and gains of EUR 35 million were recognised in relation to the disposal of PBB Polisur (see Note 27).

The main balance sheet items classified as assets held for sale at 31 December 2005 and 2004, were as follows:

	Millions of Euros
	2005	2004
Property, plant and equipment	1	1
Equity investments	—	82
Other non-current assets	—	—

Total assets classified as held for sale	1	83

Liabilities associated with assets classified as held for sale	—	—

Total net assets classified as held for sale	1	83

(12)	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The most significant investments in associates, which were accounted for using the equity method, at 31 December 2005 and 2004, were as follows:

	Millions of Euros
	2005	2004
Atlantic LNG Company of Trinidad & Tobago	86	60
Compañía Logística de Hidrocarburos CLH, S.A.	74	66
Atlantic LNG 4	44	—
Transierra, S.A.	36	30
Dynasol Elastómeros, S.A. de CV	30	21
Oleoductos del Valle, S.A.	28	25
Oleoducto de Crudos Pesados (OCP), Ltd	25	19
Transportadora de Gas del Perú, S.A.	18	—
Terminales Marítimos Patagónicos, S.A. (Termap)	12	12
Termogaucha—Usina Termelétrica, S.A.	—	24
Terminales Canarios, S.L.	—	11
Falk, s.p.a.	—	31
Enagas (1)	—	85
Other companies accounted for using the equity method	46	65

	399	449

(1)	At 31 December 2005, the investment in Enagás was classified as a financial asset held for sale (see Note 13).

Appendix I contains a list of the consolidated Group companies.

The changes in 2005 and 2004 in this heading in the accompanying consolidated balance sheets were as follows:

	Millions of Euros
	2005	2004
Balance at beginning of year	449	479
Additions (1)	39	50
Disposals (2)	(42)	(40)
Changes in the scope of consolidation (3)	(78)	(8)
Result of companies accounted for using the equity method (4)	117	131
Dividends paid	(85)	(42)
Translation differences	35	(27)
Reclassifications and other changes	(36)	(94)

Balance at end of year	399	449

(1)	Including in 2005, inter alia, the contributions to Enirepsa, Atlantic 4, Perú L.N.G. and TGP. In 2004 the additions related to, inter alia, the acquisition of Falk SPA (EUR 30 million) and to the capital increases at Dynasol Elastómeros, S.A. de C.V. (EUR 6 million) and Gestión de Puntos de Venta, S.A. (EUR 5 million).
(2)	In 2005 and 2004 the disposals included EUR 37 million and EUR 40 million, respectively, relating to the sale of investments in Enagás by Gas Natural (see Note 27).
(3)	The changes in 2005 related mainly to the change in the method used to consolidate TSB, Termogaucha, Gespevesa, Repsol Bronderslev and Terminales Canarios.
(4)	In 2005 the most significant results related to Atlantic L.N.G. (EUR 61 million), CLH (EUR 35 million) and Enagás (EUR 9 million). In 2004 they related to Atlantic L.N.G. (EUR 42 million), PBB Polisur (EUR 37 million), CLH (EUR 26 million) and Enagás (EUR 17 million).

The following companies, over whose management the Group has significant influence despite having an ownership interest of less than 20%, were accounted for using the equity method:

Company	% of Ownership
A&C Pipeline Holding	18.00%
Gasoducto Oriental, S.A.	16.66%
Transportadora Sul Brasileira do Gas, S.A.	15.00%
Gasoducto del Pacífico (Argentina) S.A.	10.00%
Transportadora de Gas del Perú, S.A. (TGP)	10.00%
Gas Natural Álava, S.A. (1)	10.00%

(1)	A company in the Gas Natural Group, which is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group.

The detail of the main aggregates of the Repsol YPF Group’s associates at 31 December 2005 and 2004 (see Appendix I) is as follows:

	Millions of Euros
	2005	2004
Total assets	1,733	1,791
Total equity	356	336
Revenue	721	750

Profit for the period	117	131

(13)	CURRENT AND NON-CURRENT FINANCIAL ASSETS

The detail, by maturity, of the Group’s financial assets at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	2005			2004
	Non-Current Financial Assets	Current Financial Assets	Cash and Cash Equivalents	Non-Current Financial Assets	Current Financial Assets	Cash and Cash Equivalents
1.) Financial assets at fair value through profit or loss	223	146	—	319	123	—
2.) Accounts receivable	250	6,752	—	396	5,183	—
3.) Held-to-maturity investments and hedges of a net investment in a foreign operation	1,049	444	2,647	1,233	238	3,328
4.) Available-for-sale financial assets	224	—	—	82	—	—

	1,746	7,342	2,647	2,030	5,544	3,328

The detail of the columns “Current Financial Assets” is as follows:

	Millions of Euros
	2005	2004
Trade and other receivables	6,841	5,277
Current financial assets	501	267

	7,342	5,544

Following is a description of the current and non-current financial assets classified by nature:

13.1)	Financial assets at fair value through profit or loss

The detail of the financial assets classified as at fair value through profit or loss in 2005 and 2004 is as follows:

	Millions of Euros
	2005	2004
Financial derivatives at fair value (1)	157	142
Non-current	100	113
Current	57	29
Derivatives on trading transactions (2)	212	300
Non-current	123	206
Current	89	94

	369	442

(1)	This account includes EUR 100 million in 2005 and EUR 110 million in 2004 designated as hedges as described in Note 38.
(2)	Relating mainly to hedging of the future crude oil sales described in Note 38 amounting to EUR 203 million and EUR 300 million at 31 December 2005 and 2004, respectively.

These assets are classified under the headings “Financial Assets” and “Trade and Other Receivables” in the consolidated balance sheet.

Of the aforementioned financial assets classified as at fair value detailed above at 31 December 2005 and 2004, EUR 57 million and EUR 32 million relate to held-for-trading financial assets, whereas EUR 312 million and EUR 410 million are assets designated as at fair value on initial recognition.

In 2005 the profit from continuing operations before finance costs includes a profit of EUR 14 million due to the measurement at fair value of derivatives on trading transactions. In 2004 no profit or loss was recognised in this connection.

The effect of changes in fair value of financial derivatives is recognised under the heading “Finance Costs” in the consolidated income statement. At 31 December 2005 and 2004, income of EUR 25 million and EUR 20 million, respectively, was recognised in this connection.

13.2)	Current accounts receivable

These include:

	Millions of Euros
	2005	2004
Trade receivables	5,333	4,064
Other receivables	1,794	1,427
(Less: Allowance for doubtful debts) (1)	(375)	(308)

Total (2)	6,752	5,183

(1)	In 2005 and 2004 provisions of EUR 51 million and EUR 62 million, respectively, were recognised in this connection under the heading “Other Expenses” in the consolidated income statement.
(2)	The heading “Trade and Other Receivables” in the accompanying consolidated balance sheet includes, in addition to the “Trade Receivables”, “Other Receivables” and “Allowance for Bad Debts” shown in the foregoing table, EUR 89 million in 2005 and EUR 94 million in 2004 in relation to the derivatives on trading transactions at fair value indicated in Notes 13.1 and 13.3.

13.3)	Held-to-maturity investments and hedges of a net investment in a foreign operation

This account includes two categories: (i) hedging derivatives classified as at fair value; and (ii) financial assets.

The hedges of a net investment in a foreign operation classified as at fair value are as follows:

	Millions of Euros
	2005	2004
Current	186	3
Non-current	436	895

	622	898

The detail of the held-to-maturity investments at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	Carrying Amount		Fair Value
	2005	2004	2005	2004
Non-current financial assets	613	338	690	401
Current financial assets	258	235	258	235
Cash equivalents	2,296	2,970	2,296	2,970
Cash on hand and at banks	351	358	351	358

	3,518	3,901	3,595	3,964

The current and non-current financial assets include loans to non-consolidated companies and the portion of loans to consolidated companies not eliminated on consolidation amounting to EUR 417 million and EUR 262 million in 2005 and 2004, respectively. These loans earned average interest at 10.01% and 9.36% in 2005 and 2004, respectively.

Also, the financial assets at the end of 2005 and 2004 include that cash settlements in relation to the swap (see Note 38.2—Interest Rate Transactions—Interest Rate Swaps) amounting to EUR 265 million and EUR 186 million. These transactions earned average interest at 2.14% and 2.08% in 2005 and 2004, respectively.

The other financial assets, which amount to EUR 2,836 million and EUR 3,453 million at 31 December 2005 and 2004, respectively, relate mainly to placements at banks. The financial assets earned average interest at 2.36% and 2.21% in 2005 and 2004, respectively.

At 31 December 2005 and 2004, the Group had restricted cash and cash equivalents amounting to EUR 6 million and EUR 8 million, respectively.

The non-current held-to-maturity financial assets mature as follows:

	Millions of Euros
Maturity	2005	2004
2007	2	—
2008	2	—
2009	1	—
2010	1	—
Subsequent years	607	338

	613	338

13.4)	Available-for-sale financial assets

These relate mainly to minority interests in certain companies over whose management the Group does not hold any influence.

The most significant amount in 2005 relates to the investment in Enagas owned by Gas Natural, which in 2004 and until 1 October 2005, was accounted for using the equity method and which since then has been classified under this heading. In the period from 1 October to 31 December 2005, disposals amounting to EUR 10 million were made. Based on the market value of the shares of Enagas, S.A. at 31 December 2005 (EUR 15.80 per share) the market value of the investment in Enagas, S.A. is EUR 149 million. The difference between the market value of the investment and the carrying amount using the equity method at 30 September 2005, was recognised as a valuation adjustment under the “Fair Value Adjustment Reserves” (the amounts indicated in this paragraph relate to the Repsol YPF Group’s percentage of ownership of Gas Natural SDG, S.A., which is proportionately consolidated in the consolidated financial statements).

At 31 December 2005, Gas Natural had a 12.79% stake in Enagas.

Under Additional Provision Twenty of Oil and Gas Industry Law 34/1998, of 7 October, amended by Law 62/2003, of 30 December, on tax, administrative, labour and social security measures, no individual or legal entity may hold, either directly or indirectly, more than 5% of the share capital or voting power of Enagas, S.A. Any excess shares of Enagas, S.A. or, where appropriate, the related pre-emptive subscription rights, must be sold within three years from 1 January 2004.

(14)	ASSET IMPAIRMENT

At least once a year or whenever there is any indication that an impairment loss has been suffered, the Repsol YPF Group reviews the carrying amounts of intangible assets, property, plant and equipment and other non-current assets, including goodwill, to determine whether those assets have suffered an impairment loss. These reviews are performed in accordance with the general principles established in Note 3.

In 2005 the net impairment losses recognised in relation to non-current assets amounted to EUR 119 million. These losses relate mainly to exploration and production assets (EUR 74 million) and to the investments in two Brazilian joint ventures, Refinaria de Petróleos Manguinhos, S.A. and Termogaucha (EUR 25 million).

On 26 January 2006, the Group announced a downward adjustment of its proved reserves at 31 December 2005, as a result of a review or previous estimates, by 1,254 million barrels of oil equivalent (BOE). Of these adjustments, (52%), 659 million BOE, relate to Bolivia, 509 million BOE (41%) relate to Argentina and 86 million BOE relate to the rest of the world.

Of the aforementioned EUR 74 million, EUR 37 relate to the downward adjustment of proved reserves described in the preceding paragraph, of which EUR 32 million relate to assets in Argentina and EUR 5 million relate to assets in Bolivia.

This adjustment of reserves did not have any effect on the depreciation and amortisation charge for 2005, as a result of the application of the Group’s accounting policies described in Note 3.4.c.

These consolidated financial statements reflect all the significant effects known at the date of their preparation in relation to the aforementioned adjustment of reserves.

The other impairment losses on exploration and production assets recognised and reversed in 2005 relate mainly to the following:

•	Repsol YPF recognised an impairment loss of EUR 85 million in relation to Mene Grande (Venezuela), due mainly to the foreseeable change of tax system applicable to operating service contracts.

In the transition to “mixed companies”, companies operating within the framework of operating contracts will foreseeably considered to carry on oil and gas exploration activities for Venezuelan income tax purposes and, therefore, a tax rate of 50% will apply to them.

•	The aforementioned impairment loss was offset by the reversal of the loss recognised on blocks 14 and 16 in Ecuador, which amounted to EUR 35 million, due to the projected increase in future crude oil prices, which will offset the drop in probable and possible reserves disclosed by the most recent studies conducted by the Company.

Also, in 2005 impairment losses were recognised on the Group’s investments in the Brazilian joint ventures Refinaria de Petróleos Manguinhos, S.A. and Termogaucha, S.A. for the following reasons:

•	In the case of Refinaria de Petróleos Manguinhos, the specific price conditions in the internal fuel market in Brazil and the low refining capacity have made refining, the this company’s main business, unviable, although the company is continuing with its marketing operations. The consolidated income statement for 2005 reflects an impairment loss of EUR 15 million to reduce the carrying amount of the assets to their recoverable amount.

•	In the case of Termogaucha, S.A., the project to build the fossil-fuel power plant that constituted its corporate purpose was suspended as a result of the situation regarding supplies from Argentina. Therefore, an impairment loss was recognised on this company’s assets amounting to EUR 10 million.

In 2004 a net reversal of impairment losses on non-current assets amounting to EUR 39 million was recognised, relating mainly to exploration and production assets and to service stations in Brazil.

In relation to the exploration and production assets, the consolidated income statement for 2004 included reversals of EUR 167 million and impairment losses amounting to EUR 47 million, relating mainly to the following:

•	Repsol YPF reversed impairment losses of EUR 135 million relating to Mene Grande (Venezuela) due mainly to the high crude oil prices and to the inclusion of 7.5 million barrels in the category of proved reserves in 2004.

•	At CAM 2A SUR (Argentina), impairment losses totalling 24 million were recognised as a result of the downward adjustment of net proved reserves by 5.9 million barrels of oil equivalent as a result of the worse-than-expected yield of the field and of poor drilling results.

•	At Río Negro Norte (Argentina), an impairment loss of EUR 13 million was recognised as a result of the downward adjustment of proved reserves by 4.1 million barrels of oil equivalent.

Also, in 2004, as a result of the performance of the Brazilian market, an impairment loss of EUR 58 million was recognised in relation to the service station business in Brazil.

(15)	INVENTORIES

The detail of the heading “Inventories” at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	Cost	Allowance	Net
At 31 December 2005
Crude oil and natural gas	1,257	—	1,257
Finished and semi-finished goods	1,779	(12)	1,767
Supplies and other inventories	732	(26)	706

	3,768	(38)	3,730

At 31 December 2004
Crude oil and natural gas	800	(28)	772
Finished and semi-finished goods	1,281	(45)	1,236
Supplies and other inventories	646	(16)	630

	2,727	(89)	2,638

At 31 December 2004, the inventories recognised at fair value less costs to sell amounted to EUR 101 million and their measurement at market value gave rise to income of EUR 4 million. At 31 December 2005, there were no inventories of this nature and the 2005 consolidated income statement does not include any amount reflecting changes in the fair value less costs to sell of inventories.

Royal Decree 2111/1994, which came into force on December 8, 1994, regulates the obligation to maintain minimum safety stocks of oil products and also created Corporación de Reservas Estratégicas de Productos Petrolíferos. The Royal Decree defines the parties that must maintain these safety stocks and the quantity thereof and states that they can be calculated at consolidated level. In this respect, at 31 December 2005, the Repsol YPF Group was meeting the minimum safety stock requirements established by the Royal Decree through the Spanish companies included in the Repsol YPF Group.

Also, in accordance with Royal Decree 1716/2004, Repsol Butano, S.A. must have stored, and has stored, the necessary L.P.G. inventories to ensure that sales for 20 days can be made or that demand for gas will be met. The minimum stocks were set at 20 days of sales or consumption, in the preceding 12 months, and they are computed over a period of three months between the end of the 12-month period considered and the date on which the inventories are recognised.

Repsol YPF’s product purchase and sale futures at 31 December 2005 and 2005, are disclosed in Note 38.

(16)	EQUITY

16.1)	Share capital

At 31 December 2005 and 2004, the share capital consisted of 1,220,863,463 fully subscribed and paid shares of EUR 1 par value each, all listed on the Spanish (continuous market), New York and Buenos Aires Stock Exchanges.

Repsol YPF, S.A.’s bylaws limit the maximum number of votes that any single shareholder or companies belonging to the same group may cast at the General Meeting to 10% of the voting stock.

Following is a description of the authorisations from the shareholders at General Meetings to issue debentures convertible into/exchangeable for Company shares and to increase share capital:

a)	On 21 April 2002 the shareholders at the Annual General Meeting authorised the Board of Directors to issue, during a maximum period of five years from the date of the resolution, at on or several times and up to a maximum total amount of EUR 3,000 million, or an equivalent amount in a different currency, numbered series of debentures convertible into shares of Repsol YPF, S.A. and/or exchangeable for shares of Repsol YPF, S.A. or other companies.

b)	Also, the shareholders at the Annual General Meeting held on 31 May 2005, granted the Board of Directors such powers as might be necessary by law to increase capital, at one or several times and at any time, within five years from the date of the resolution adopted at the Annual General Meeting, by a maximum amount of EUR 610,431,731, which is 50 euro cents lower than one-half of the share capital. This resolution rendered null and void Resolution Six adopted by the shareholders at the Annual General Meeting held on 21 April 2002.

At 31 December 2005, neither of these authorisations had been used.

At 31 December 2005, the Group did not hold any share of the Parent either directly or through investees.

On 31 May 2005, the shareholders at the Annual General Meeting authorised the Board of Directors to derivatively acquire shares of Repsol YPF, S.A., through a purchase and sale transaction, swap or any other legal transaction for a consideration, directly or through investees, up to a maximum of 5% of share capital, and for a price or consideration that cannot be lower than the par value of the shares or higher then the market price of the shares. The treasury shares acquired by the Company can be used for delivery to the Company’s employees or directors or, as the case may be, to settle the option rights held by the employees or directors. This authorisation is conditional upon compliance with all the other applicable legal requirements, will have a duration of 18 months from the date of the resolution adopted and rendered null and void the authorisation granted at the Annual General Meeting on 31 March 2004.

The Board of Directors had not made use of this authorisation at the date of preparation of these consolidated financial statements.

At 31 December 2005, the following Group companies’ shares were publicly listed:

Company	Number of Listed Shares	% of Share Capital Listed	Stock Exchanges	Year-End Market Price		Average Last Quarter		Currency
Repsol YPF, S.A.	1,220,863,463	100%	Spanish Stock Exchanges	24.67		25.14		EUR
			(Madrid, Barcelona, Bilbao, Valencia)
			Buenos Aires	91.10		89.16		ARP
			New York	29.41		29.89		USD

Gas Natural SDG, S.A.	447,776,028	100%	Spanish Stock Exchanges	23.66		23.17		EUR
			(Madrid, Barcelona, Bilbao, Valencia)

YPF	393,312,793	100%	New York	51.99		60.23		USD
			Buenos Aires	161.00		177.38		ARP

Refinería La Pampilla, S.A.	36,063,999	100%	Lima	41.00		46.13		PEN
Empresa Petrolera Andina, S.A.	13,439,520	100%	Bolivian Stock Exchange	(	*)	(	*)	BOP
Compañía Logística de Hidrocarburos, CLH
Series A	90,000		Spanish Stock Exchanges	29.60		28.57		EUR
Series D	1,689,049		(Madrid, Barcelona, Bilbao, Valencia)

(*)	There were no changes in 2005 in the case of Empresa Petrolera Andina, S.A.

16.2)	Share premium

The share premium at 31 December 2005 and 2004, amounted to EUR 6,428 million. The consolidated Corporations Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

16.3)	Legal reserve

Under the consolidated Corporations Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

16.4)	Revaluation reserve

The balance of the account “Revaluation Reserve Royal Decree-Law 7/1996” can be used, free of tax, to offset recorded losses (both prior years’ accumulated losses and current year losses) or losses which might arise in the future, and to increase capital. From 1 January 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised. If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to tax. The distribution of these reserves would give rise to entitlement to a dividend double taxation tax credit.

16.5)	Translation differences

These relate to exchange differences recognised in equity as a result of the consolidation process described in Note 2.2.4.

16.6)	Fair value adjustment reserve

The balance at 31 December 2005, reflects, net of the related tax effect, the following: (i) the effective portion of changes in the fair value of derivative instruments designated as cash flow hedges; and (ii) gains and losses arising from changes in the fair value of non-monetary financial assets classified as available for sale.

16.7)	Retained earnings

This heading includes, among other items, the reserve for transition to IFRSs, which reflects the adjustments derived from differences between the accounting policies previously applied and IFRSs arising on events and transactions that occurred prior to the transition to IFRSs (1 January 2004).

16.8)	Equity attributable to minority interests

The equity attributable to minority interests at 31 December 2005 and 2004, relates to the following companies:

	Millions of Euros
	2005	2004
Refinería La Pampilla, S.A.	108	60
Empresa Petrolera Andina (1)	103	121
Petronor, S.A.	92	76
YPF, S.A.	61	55
CEG y CEG Río	41	8
Repsol Comercial de P.P., S.A.	37	33
Gas Natural ESP	27	28
Gas Natural México, S.A. de CV	15	13
EMPL	12	8
Other companies	32	22

Total	528	424

(1)	A company in which the Group has an ownership interest of 50%.

(17)	DIVIDENDS

The 2005 and 2004 interim dividends reflect the gross interim dividend per share distributed by Repsol YPF, S.A. out of the profit for each of these years. In 2005 it amounted to EUR 366 million (EUR 0.30 gross per share) and in 2004 it amounted to EUR 305 million (EUR 0.25 gross per share).

The final dividend approved by the shareholders at the Annual General Meeting of Repsol YPF, S.A. for 2004 amounted to EUR 305 million (EUR 0.25 gross per share).

The proposal for the distribution of Repsol YPF, S.A.’s 2005 profit, to be submitted for approval by the shareholders at the next Annual General Meeting, includes the distribution of a final dividend for 2005 of EUR 366 million (EUR 0.30 gross per share), payable on or after 5 July 2006.

The interim dividend approved by the Board of Directors in 2005 is presented as a deduction from the Group’s equity. However, the final dividend proposed to the shareholders at the Annual General Meeting is not deducted from equity until is has been approved by the latter.

Based on the accounting statement of liquidity prepared and the undrawn credit lines, at the date of approval of the interim dividend, Repsol YPF, S.A. had sufficient liquidity for payment of the interim dividend pursuant to Articles 194.3 and 216 of the revised Corporations Law.

(18)	PREFERENCE SHARES

In October 1997 the Repsol YPF Group, through its subsidiary Repsol International Capital, issued preference shares of this company amounting to USD 725 million under the following terms:

• Annual dividend	:	7.45%, payable quarterly.

• Term	:	perpetual, with the option for the issuer of early redemption from the fifth year onwards at face value.

• Guarantee	:	subordinated Repsol YPF, S.A. guarantee.

• Remuneration	:	payment of preference dividends is conditional upon the obtainment of a consolidated profit or upon the payment of dividends on common shares. If no dividend accrues, there is no subsequent obligation to pay it.

In May and December 2001 Repsol International Capital launched two new issues of preference shares amounting to EUR 1,000 million and EUR 2,000 million, respectively, under the following terms:

• Dividend	:	variable at a rate of 3-month Euribor with a minimum of 4% APR and a maximum of 7% APR for the first 10 years, and Euribor plus 3.5% from the tenth year onwards. The dividend is payable quarterly.

• Term	:	perpetual, with the option for the issuer of early redemption from the tenth year onwards at face value.

• Guarantee	:	subordinated Repsol YPF, S.A. guarantee.

• Remuneration	:	preference, non-cumulative dividends, conditional upon the obtainment of a consolidated profit or upon the payment of dividends on common shares.

The carrying amount of these instruments at 31 December 2005 and 2004, amounted to EUR 3,485 million and EUR 3,386 million, respectively. For greater detail, see Note 19 (Bank Borrowings and Other Financial Liabilities).

(19)	BANK BORROWINGS AND OTHER FINANCIAL LIABILITIES

The detail of the bank borrowings and other financial liabilities, most of which are unsecured, at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	Carrying Amount		Fair Value
	2005	2004	2005	2004
Non-current financing
Preference shares	3,485	3,386	3,669	3,603
Debentures and bonds	3,689	4,854	4,160	5,160
Loans	2,124	2,094	2,151	2,086
Non-current financial derivatives at fair value	423	385	423	385
Current financing
Debentures and bonds	1,529	1,758	1,603	1,792
Loans	1,138	1,381	1,140	1,377
Current financial derivatives at fair value	34	3	34	3

Total	12,422	13,861	13,180	14,406

The fair value of the financial instruments was estimated by discounting the future cash flows associated therewith using the interest rates prevailing at the balance sheet dates and spreads based on the credit rating of each instrument.

The financing in euros is mostly converted to US dollars through interest rate hedges (see Note 38), the effect of which is recognised in the financial statements as held-to-maturity financial assets and hedges of a net investment in a foreign operation (see Note 13). The detail of the borrowings, including the effect of these derivatives, is as follows:

	Millions of Euros
	2005	2004
Debentures and bonds	5,218	6,612
Loans	3,262	3,475
Effect of foreign exchange derivatives	(448)	(787)

Financial liabilities	8,032	9,300
Preference shares	3,485	3,386

Total financing	11,517	12,686

The breakdown, by currency and maturity, of the financing at 31 December 2005 and 2004, is as follows:

	Maturity
At 31 December 2005	2006	2007	2008	2009	2010	Subsequent Years	Total
	(equivalent euro value in millions)
FINANCIAL LIABILITIES IN EUROS
Preference shares						2,873	2,873
Other financial liabilities	(1,120)	114	20	67	325	1,410	816
Accrued interest	43						43

FINANCIAL LIABILITIES IN FOREIGN CURRENCIES
Preference shares						612	612
Financial liabilities in US dollars	3,262	268	225	745	951	1,164	6,615
Fin. liab. in other currencies	230	78	94	23	4	36	465
Accrued interest	93						93

	2,508	460	339	835	1,280	6,095	11,517

	Maturity
At 31 December 2004	2005	2006	2007	2008	2009	Subsequent Years	Total
	(equivalent euro value in millions)
FINANCIAL LIABILITIES IN EUROS
Preference shares	—	—	—	—	—	2,851	2,851
Other financial liabilities	(151)	380	228	17	67	1,506	2,047
Accrued interest	45	—	—	—	—	—	45

FINANCIAL LIABILITIES IN FOREIGN CURRENCIES
Preference shares	—	—	—	—	—	535	535
Financial liabilities in US dollars	2,939	705	245	223	881	1,808	6,801
Fin. liab. in other currencies	189	15	52	—	17	17	290
Accrued interest	117	—	—	—	—	—	117

	3,139	1,100	525	240	965	6,717	12,686

The detail of the average financing and the cost thereof by instrument is as follows:

	2005		2004
	Average Volume (*)	Average Cost	Average Volume (*)	Average Cost
Preference shares	3,446	5.12%	3,424	5.11%
Debentures	5,441	5.91%	5,397	6.22%
Loans	3,279	5.48%	3,903	3.44%

	12,166	5.57%	12,724	5.07%

(*)	The effect of the foreign exchange derivatives indicated above is taken into account in this detail.

Also, Repsol YPF performs transactions with other derivatives (see Note 38), mainly interest rate derivatives to hedge interest rate risk, the effect of which on liabilities is as follows:

	Millions of Euros
	Within 1 Year	Between 1 and 5 Years	After 5 Years	Total
At 31 December 2005
Non-current financial derivatives at fair value (interest rate hedges)	—	8	414	422
Current non-hedging financial derivatives at fair value (other derivatives)	1	—	—	1

	1	8	414	423
At 31 December 2004
Non-current financial derivatives at fair value (interest rate hedges)	—	14	371	385
Current non-hedging financial derivatives at fair value (other derivatives)	—	—	—	—

	—	14	371	385

The debt designated as a hedge of a net investment in a foreign operation at 31 December 2005 and 2004, amounted to USD 7,141 million and USD 7,972 million, respectively. The exchange rate changes recognised under the heading “Translation Differences” in equity as a result of this hedging amounted to EUR 825 million of exchange losses in 2005 and to EUR 461 million of exchange gains in 2004.

In general, the financial debt agreements include the early maturity clauses customary in agreements of this nature.

The bond issues, representing ordinary debt, of Repsol International Finance, BV and guaranteed by Repsol YPF, S.A., totalling EUR 4,064 million (relating to a face value of EUR 4,075 million), contain certain clauses whereby the Company undertakes to settle the liabilities at maturity and not to establish liens or charges on the assets of Repsol YPF, S.A. in relation to these issues or to future issues of debt securities.

In the event of non-compliance, the custodian-trustee bank, at its sole discretion or at the request of the holders of at least one-fifth of the debentures, or pursuant to an extraordinary resolution, can declare the debentures to be past-due and payable.

Additionally, in relation to certain marketable debenture issues totalling EUR 286 million (relating to a face value of EUR 297 million), YPF, S.A. agreed to certain clauses including, inter alia, to pay all amounts due on maturity, and to not establish liens or charges exceeding 15% of total consolidated assets. In the event of breach of any of the clauses agreed on, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

The shareholders at the Annual General Meeting of Repsol YPF, S.A. held on 21 April 2002, resolved to empower the Company’s Board of Directors, in the broadest terms, for a three-year period from the date of the resolution, to issue corporate promissory notes under this or any other appropriate name, in accordance with one or several continuous or open-ended issue programmes, with a maximum nominal balance of the existing programme or programmes that may not at any time exceed an outstanding balance of EUR 3,000 million. Within the aforementioned limit, and pursuant to the legislation applicable at any given time, the Board could freely establish the maximum nominal amount of each programme and its characteristics, the means of representation of the securities, their possible nominal amounts, maturities, clauses and interest rates, redemption and types of redemption and the other conditions applicable to each issue, and it could apply for the securities to be admitted to listing on any official or OTC organised market, and it could perform any other acts that might have been necessary or appropriate for the establishment or execution of the programme or programmes or for the issuance of the securities. In particular, the Board of Directors could delegate all or any of the powers referred to in this resolution to its Standing Committee.

On 29 January 2003, the Board of Directors resolved to launch a promissory note issuance programme with a maximum outstanding balance of EUR 3,000 million, under the name of “2003 Promissory Notes Issuance Programme”. This program was cleared by and registered with the Spanish National Securities Market Commission (CNMV) on 13 March 2003. The renewal of the programme, under the name of “2004 Promissory Notes Issue Programme”, was approved by the Board of Directors on 25 February 2004, which was cleared by and registered with the CNMV on 30 March 2004. The outstanding balance amounted to EUR 55 million at 31 December 2005.

Also, the shareholders at the Annual General Meeting of Repsol YPF, S.A. held on 31 May 2005, resolved to empower the Board of Directors to issue, in a maximum period of five years, at one or several times, debentures, bonds and other similar fixed-income securities, both nonconvertible and exchangeable for outstanding shares of other companies. These powers can also be exercised to issue preference shares and promissory notes , under this or any other name. In this latter case the powers also include the possibility of establishing and/or renewing continuous or open-ended corporate promissory note issue programmes. The maximum amounts of the securities to be issued are as follows:

a)	EUR 15,000,000,000, or an equal amount in another currency, in the case of debentures, bonds and other similar fixed-income securities;

b)	EUR 3,000,000,000, or an equal amount in another currency, in the case of promissory notes, the limit of which is not calculated by aggregating the amount of the various issues, but rather by reference to the balance of the securities outstanding at any given time;

c)	EUR 3,000,000,000, or an equal amount in another currency, in the case of preference shares.

The Board of Directors was also authorised, for a period of five years, to guarantee, on behalf of the Company, the issues of fixed-income securities and promissory note and preference share issues of the Group companies.

This resolution rendered null and void, for the unused portion, the authorisation given to the Board of Directors by the shareholders at the Annual General Meeting held on 28 June 2000, to issue non-convertible debentures, under point 12 of the Agenda.

Pursuant to this authorisation, the Board of Directors adopted the following resolutions:

a)	At its meeting on 27 July 2005, the Board of Directors resolved to establish a promissory note issue programme with a maximum outstanding limit of EUR 3,000 million, under the name of “2005 Promissory Note Issuance Programme”.

b)	At its meeting on 30 November 2005, the Board of Directors resolved to renew, adapt and extend the Euro Medium Term Notes Programme of Repsol International Finance, B.V., and to establish the total amount of the securities that can be issued under the Programme at EUR 10,000 million.

At 31 December 2005, the aforementioned resolutions of the Board of Directors had not been executed.

(20) PROVISIONS FOR CONTINGENCIES AND EXPENSES

The detail of the balance of this heading at 31 December 2004 and 2005, and of the changes therein in 2004 and 2005 is as follows:

	Millions of Euros
	Long-Term Provisions				Short-Term Provisions
	Provision for Pensions (3)	Provision for Field Dismantling Costs	Other Provisions (4)	Total	Provision for Pensions (3)	Other Provisions (4)	Total
Balance at 1 January 2004	85	191	757	1,033	—	112	112
Period provisions charged to income (1)	9	20	966	995	—	—	0
Reversals of provisions with a credit to income	(1)	(1)	(34)	(36)	—	—	0
Provisions released due to payment	(8)	(3)	(75)	(86)	—	(79)	(79)
Changes in the scope of consolidation	—	—	22	22	—	—	0
Translation differences	(5)	(10)	(58)	(73)	—	—	0
Reclassifications and other changes (2)	4	146	(9)	141	—	—	0

Balance at 31 December 2004	84	343	1,569	1,996	—	33	33
Period provisions charged to income (1)	5	26	747	778	1	4	5
Reversals of provisions with a credit to income	(3)	(1)	(88)	(92)	(1)	(4)	(5)
Provisions released due to payment	(1)	(6)	(157)	(164)	—	(16)	(16)
Changes in the scope of consolidation	—	—	1	1	1	—	1
Translation differences	13	42	116	171	—	7	7
Reclassifications and other changes (2)	(3)	279	(88)	188	4	161	165

Balance at 31 December 2005	95	683	2,100	2,878	5	185	190

(1)	In 2004 “Other Provisions” includes provisions relating mainly to (i) the re-measurement of a commitment to transport certain quantities of crude oil through an oil pipeline in Ecuador (EUR 159 million); this revision, based on the events of 2004, is made periodically at each balance sheet date; (ii) the estimated loss on the settlement of a swap between Repsol YPF Brasil, S.A. and several Petrobras Group companies as a result of changes in the aggregates provided for in the related agreement in 2004 (EUR 56 million); (iii) provisions for litigation (EUR 83 million); and (iv) an extraordinary provision of EUR 25 million to key management personnel loyalty-building funds. It also includes EUR 13 million relating to the discount to present value of the provisions.

In 2005 this heading includes mainly (i) a provision of EUR 155 million for the re-measurement of the commitment to transport certain quantities of crude oil through an oil pipeline in Ecuador (this revision is made periodically at each balance sheet date); (ii) a provision of EUR 79 million for CO2 emissions made during the year (see Note 39); (iii) a provision of EUR 66 million for environmental contingencies; and (iv) a provision of EUR 52 million for litigation. It also includes EUR 109 million relating to the discount to present value of the provisions.

(2)	The “Provision for Field Dismantling Costs” includes EUR 146 million and EUR 274 million in 2004 and 2005, respectively, relating to the period provisions made in those years for field dismantling costs (see Note 7).
(3)	See Note 21.
(4)	Including provisions for litigation in process, provisions for environmental and tax contingencies, provisions for labour force restructuring costs, etc.

(21)	PROVISION FOR PENSIONS AND SIMILAR OBLIGATIONS

a)	Defined contribution plans

Repsol YPF has defined contribution plans for certain employees, the main features of which are described in Note 3.18.

The annual cost charged to the heading “Staff Costs” in the consolidated income statement in relation to these pension plans amounted to EUR 30 million and EUR 26 million in 2005 and 2004, respectively.

b)	Defined benefit plans

b.1) Pension plans, medical insurance plans, life insurance and other employee benefits and benefits for health and risk of death of Maxus Energy Corporation (a YPF subsidiary).

Pension plans

Maxus has non-contributory pension plans managed by third parties for its full-time employees. The benefits provided by these plans are based on years of service and the remuneration earned during years of employment. This company also has other non-contributory pension plans for executives, key management personnel and former employees who worked at Maxus Group companies. The main assumptions used in 2005 were as follows:

Discount rate	5.75%
Expected rate of return on plan assets	8.50%
Expected salary increase rate	4.5% – 5.5%

Also, the 1994 Group Annuity Reserving Mortality Table was applied.

The reconciliation of the beginning and ending balances of the present value of the defined benefit obligations is as follows:

	Millions of Euros
Change in defined benefit obligation	2005	2004
Expected obligation at beginning of year	85	92

Service cost	1	1
Interest cost	5	5
Actuarial losses	4	4
Adjustments due to cancellation	—	—
Settlements	(7)	(5)
Benefits paid	(4)	(6)
Translation differences	12	(6)

Expected obligation at end of year	96	85

Of the aforementioned plans, 93% are partially financed and 7% are totally unfinanced.

The reconciliation of the beginning and ending balances of the fair value of the plan assets is as follows:

	Millions of Euros
Fair value of plan assets (*)	2005	2004
Fair value of assets at beginning of year	48	54

Current return on plan assets	4	4
Actuarial (losses)/gains on plan assets	(2)	1
Adjustments arising on plan assets due to settlement	(7)	(5)
Contributions from employers	10	3
Benefits paid	(4)	(6)
Translation differences	7	(3)

Fair value of assets at end of year	56	48

(*)	For measurement purposes, the plan assets and liabilities were measured at 31 December 2005 and 2004.

The detail of the amount reflected in the consolidated balance sheet in relation to the Group’s obligations under defined benefit plans is as follows:

	Millions of Euros
	2005	2004
Present value of the obligations	(96)	(85)
Fair value of the plan assets	56	48

Deficit in the plan	(40)	(37)

Past service costs not yet recognised	—	—
Unrecognised actuarial losses	8	2
Fair value of reimbursement rights recognised as an asset	—	—
Restriction on recognised assets	—	—

Liability recognised	(32)	(35)

This amount is presented in the balance sheet as follows:

Current liabilities	—	—
Non-current liabilities	(32)	(35)

	(32)	(35)

The amounts allocated to income in relation to these defined benefit plans were as follows:

	Millions of Euros
Components of periodic net cost of benefits	2005	2004
Service cost	1	1
Interest cost	5	5
Expected rate of return on plan assets	(4)	(4)

Periodic net cost of defined benefits	2	2
Losses on Settlements	0	0
Net actuarial Losses/(Gains) recognized in the year	0	0
Net cost of defined contribution plans and other similar obligations	0	0

Total cost of pension plans and similar obligations (1)	2	2

(1)	This amount is included under the heading “Staff Costs” in the consolidated income statement.

The detail of the proportion of the total fair value of the plan assets represented by each category of plan asset and of the returns on the plan assets is as follows:

	Fair Value of Assets % of Plan Assets		Rate of Return (%)
	2005	2004	2005	2004
Equity instruments	69.9%	71.9%	7.1%	11.5%
Debt instruments	30.1%	28.1%	0.8%	1.2%
Prop., plant and equip.	0.0%	0.0%	0.0%	0.0%
Other assets	0.0%	0.0%	0.0%	0.0%

	100.0%	100.0%	7.9%	12.7%

The plan assets do not include any equity instruments of the Company or properties occupied or assets used by the Company.

The history of experience adjustments is presented for 2005 and 2004 only in accordance with the transitional provisions of the amendments of IAS 19 (Employee Benefits).

The estimated contributions expected to be paid to the plan in 2006 amount to EUR 10 million.

Medical insurance plans, life insurance plans and other employee benefits

Also, Maxus provides medical insurance benefits, life insurance benefits and other employee benefits to certain of its employees who retire early. The amounts payable in this connection vest over the employees’ years of service.

Employees are considered to qualify for these benefits once certain minimum age and length-of-service requirements have been met. The post-employment benefits vested prior to retirement are recognised by aggregating the estimated cost of the post-employment benefits when the minimum period of service has been completed, payment of the obligations is probable and the amount of the benefit can be reasonably estimated. The company covers these benefits with a fund as the related rights vest.

The obligations relating to these benefits at 31 December 2005 and 2004, amounted to EUR 46 million and EUR 35 million, respectively. The discount rate applied to calculate these obligations was 5.75% for the years ended 31 December 2004 and 2005. For measurement purposes, an annual growth rate of 8% was applied in relation to the per capita cost of the health services covered in 2005. The rate is expected to decline by 1% each year to 5% in 2009, from when it is expected to remain stable.

Since, in relation to this plan, recognition of the actuarial losses amounting to EUR 9 million and EUR 2 million in 2005 and 2004, respectively, was deferred, the liability recognised in the balance sheet in this connection amounted to EUR 37 million and EUR 33 million at 31 December 2005 and 2004, respectively.

The expense relating to this plan amounted to EUR 2 million in 2005 and 2004 and was recognised under the heading “Staff Costs” in the consolidated income statement.

Benefits for health and risk of death

The company also pays benefits for health and risk of death to disabled employees and benefits for risk of death to retired executives. The obligations relating to these benefits amounted to EUR 3.4 million and EUR 3.1 million at 31 December 2005 and 2004, respectively. The discount rate used to calculate these obligations was 5.75% for the years ended 31 December 2005 and 2004.

No expense was recognised in connection with these plans of the Maxus Group in 2005, and in 2004 an expense of EUR 0.5 million was recognised under the heading “Other Expenses” in the income statement to cover the difference between the provision made and the benefits covered.

b.2) Pension plans of the Gas Natural Group

The Gas Natural Group also has pension plans for employees in Spain, Brazil and Italy. The amounts recognised under the heading “Provisions for Contingencies and Expenses” in the consolidated balance sheet to cover these obligations totalled EUR 18 million and EUR 16 million at 31 December 2005 and 2004, respectively.

(22)	OTHER NON-CURRENT LIABILITIES

The detail of this heading is as follows:

	Millions of Euros
	2005	2004
Obligations under finance leases (Note 23)	590	551
Hedged items and derivatives on trading transactions at fair value (1)	432	382
Guarantees and deposits (2)	220	204
Grants and other deferred income	200	195
Other	262	286

TOTAL	1,704	1,618

(1)	This heading relates to the liabilities due to the measurement at fair value of items hedged by the crude oil forwards described in Note 38.1 (Fair Value Hedges—Crude Oil Price Swaps) (EUR 119 million and EUR 206 million related to this item in 2005 and 2004, respectively). Also, in 2005 and 2004 it includes EUR 312 million and EUR 176 million, respectively, relating to liabilities due to the measurement at fair value of the natural gas price derivatives described in Note 38.4 (Other Derivatives Transactions—Natural Gas Price Transactions).
(2)	The guarantees and deposits received relate mainly to the deposits received by Repsol Butano, S.A. from the users of metal gas bottles, as authorised by the applicable legislation. These amounts are refundable when the related contracts are cancelled.

The detail of the balance at 31 December 2005 and 2004, relating to grants and other deferred income is as follows:

	Millions of Euros
	2005	2004
Grants related to assets
Construction of gas infrastructure	57	46
Other grants	39	49

Subtotal	96	95

Deferred income
Deferred income due to property, plant and equipment received for no consideration	9	9
Consideration for new connections and branch lines	45	40
Indemnity due to mandatory relocation of network	27	24
Other deferred income	23	27

Subtotal	104	100

TOTAL	200	195

The income statements for 2005 and 2004 include income of EUR 10 million and EUR 8 million, respectively, relating to the grants and other deferred income recognised in profit. Also, the grants related to income recognised in income amounted to EUR 8 million in 2004 and to EUR 7 million in 2005.

In 2005 deferred income of EUR 76 million were recognised in relation to the emission allowances received for no consideration for 2005 under the national assignment plan. This amount was allocated in full to income in 2005 (see Note 10).

(23)	OBLIGATIONS UNDER FINANCE LEASES

The detail of the amounts payable under finance leases at 31 December 2005 and 2004, is as follows:

	Minimum Lease Payments		Present Value of Minimum Lease Payments
	2005	2004	2005	2004
Within one year	57	54	56	59
Between two and five years	230	215	190	169
After five years	874	885	400	382

	1,161	1,154	646	610
Less:
Future finance costs	(515)	(544)

	646	610

Recognised as:
Non-current obligations under finance leases			590	551
Current obligations under finance leases			56	59

			646	610

The Group holds three methane vessels with a total capacity of 416,500 m3 used for the transportation of liquefied natural gas under finance leases maturing in the period from 2022 to 2024. The obligations in this connection at 31 December 2005 and 2004, amounted to EUR 506 million and EUR 500 million, respectively. The expected future minimum lease payments at 31 December 2005, amounted to EUR 920 million.

Also, through Gas Natural, the Group holds another two cryogenic vessels with a total capacity of 276,000 m3 used for the transportation of liquefied natural gas under finance leases maturing in 2023. The obligations in this connection at 31 December 2005 and 2004, amounted to EUR 107 million and EUR 109 million at 31 December 2005 and 2004, respectively. The expected future minimum lease payments at 31 December 2005, amounted to EUR 211 million.

(24)	TRADE AND OTHER PAYABLES

In 2005 and 2004 Repsol YPF had the following accounts payable classified under the heading “Trade and Other Payables”:

	Millions of Euros
	2005	2004
Suppliers	4,027	2,813
Obligations under finance leases (Note 23)	56	59
Tax payables	840	606
Hedged items and derivatives on trading transactions at fair value (1)	91	94
Other payables	2,769	1,978

	7,783	5,550

(1)	This item includes EUR 84 million and EUR 94 million in 2005 and 2004, respectively, relating to the long-term crude oil sales described in Note 38.1.

The fair value of these current items does not differ significantly from their carrying amount.

(25)	TAX MATTERS

Income tax

In view of the geographical dispersion and markedly international nature of the business activities carried on by the companies making up the Repsol YPF Group, the Group is subject to various different tax and income tax jurisdictions.

a)	In Spain

The Group is taxed for corporation tax purposes under the special consolidated tax regime in Consolidated Tax Group 6/80, of which Repsol YPF, S.A. is the Parent and which includes all the companies resident in Spain that are directly or indirectly at least 75% owned by the Parent and that meet certain requirements. This Group consisted of 74 companies in 2005, of which the main companies in terms of volume of business were as follows: Repsol YPF, S.A., Repsol Petróleo, S.A., Repsol YPF Trading y Transporte, S.A., Repsol Química, S.A., Repsol Butano, S.A., Repsol Exploración, S.A., Repsol Exploración Murzuq, S.A., Repsol Exploración Argelia, S.A. and Repsol Comercial de Productos Petrolíferos, S.A.

Also, the consolidated financial statements include, through proportionate consolidation, all the corporation tax items of the Gas Natural Group. This Group is also taxed for corporation tax purposes under the special consolidated tax regime in Consolidated Tax Group 59/93, of which Gas Natural SDG, S.A. is the Parent, which includes all the companies resident in Spain that are directly or indirectly at least 75% owned by the Parent and that meet certain requirements. This Group consisted of 30 companies in 2005, of which the main companies in terms of volume of business were as follows: Gas Natural SDG, S.A., Gas Natural Castilla Léon, S.A., Cegas, S.A. and Gas Natural Aprovisionamientos, S.A.

The companies in the aforementioned Consolidated Tax Groups jointly determine the Groups’ tax base, which is allocated among the companies in the Tax Groups in accordance with the criteria established by the Spanish Accounting and Audit Institute (ICAC) for the recognition and determination of the individual tax charge.

Also, other companies resident in Spain file individual corporation tax returns and are not included in either of the aforementioned Tax Groups, basically because they are subject to a different tax rate, as in the case of Repsol Investigaciones Petrolíferas, S.A., which is taxed at a rate of 40% under the Special Oil and Gas Regime, and in that of Petróleos del Norte, S.A., which by virtue of its residency within Spain pays tax at a rate of 32.5%.

b)	In Argentina

The Group companies resident in Argentina file individual tax returns at a rate of 35%.

Also, they calculate the presumed minimum income tax by applying the current tax rate of 1% of the computable assets at the balance sheet date, which supplements the regular income tax. The tax obligation for each year will coincide with the higher of the two taxes. However, if the presumed minimum income tax exceeds the regular income tax, this excess can be computed as a prepayment of the amount by which the regular income tax exceeds the presumed minimum income tax in the following ten years.

c)	In the other countries

The other Group companies are taxed in each of the countries in which they operate by applying the prevailing income tax rate to their profit or loss for the year. In addition, presumed minimum income taxes supplementing the regular income tax are recognised in certain countries.

Also, it should be noted that the Group companies resident in Spain and Argentina that carry on a portion of their business activities in other countries are subject to the income tax in force in those countries on the portion of their profit or loss obtained there. This is the case of the branches of the Spanish companies that carry on oil and gas exploration and production activities in other countries (such as Libya, Algeria and Dubai).

Income tax expense for accounting purposes

The detail of the income tax expense for accounting purposes in 2005 and 2004, calculated on the basis of the criteria indicated in Note 3 (Accounting Policies), is as follows:

	Millions of Euros
	2005
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	2,810	2,150	479	5,439
Adjustment to accounting profit:
Non-temporary differences	(1,457)	15	234	(1,208)
Temporary differences	792	586	(9)	1,369

Taxable profit	2,145	2,751	704	5,600
Tax charge	740	963	329	2,032
Tax credits	(102)	—	(14)	(116)
Current tax payable	638	963	315	1,916
Adjustments to current tax and foreign taxes	679	(4)	5	680

Total current income tax expense	1,317	959	320	2,596

Deferred tax for the year	(275)	(205)	6	(474)
Other adjustments to the income tax expense	92	—	118	210

Total deferred tax expense	(183)	(205)	124	(264)

Total income tax expense	1,134	754	444	2,332

	Millions of Euros
	2004
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	1,503	1,790	769	4,062
Adjustment to accounting profit:
Non-temporary differences	(606)	518	(30)	(118)
Temporary differences	538	743	(209)	1,072

Taxable profit	1,435	3,051	530	5,016
Tax charge	496	876	225	1,597
Tax credits	(79)	—	(11)	(90)
Current tax payable	417	876	214	1,507
Adjustments to current tax and foreign taxes	330	—	—	330

Total current income tax expense	747	876	214	1,837

Deferred tax for the year	(189)	(260)	32	(417)
Other adjustments to the income tax expense	74	92	41	207

Total deferred tax expense	(115)	(168)	73	(210)

Total income tax expense	632	708	287	1,627

The detail of the deferred tax assets and liabilities recognised in the balance sheet is as follows:

	Millions of Euros
	2005	2004	Change
Deferred tax assets:
Provisions for doubtful debts	158	21	137
Provisions for staff costs	63	56	7
Provision for contingencies	196	120	76
Other provisions	34	233	(199)
Tax assets	219	491	(272)
Other deferred tax assets	527	178	349

	1,197	1,099	98

Deferred tax liabilities:
Tax incentives	(5)	(11)	6
Deferred gains	(87)	(87)	—
Difference in amortisation/depreciation	(277)	(468)	191
Functional currency	(997)	(983)	(14)
Goodwill acquired in business combinations allocated to assets	(1,330)	(1,191)	(139)
Other deferred tax liabilities	(684)	(220)	(464)

	(3,380)	(2,960)	(420)

Other tax-related disclosures

In both prior years and 2005 there were certain court and administrative tax-related proceedings contrary to the interests of the Group.

Repsol YPF considers that it has acted lawfully in these matters at all times and that its actions are based on reasonable interpretations of the applicable legislation and, therefore, it has filed the appropriate appeals to defend its interests and those of its shareholders.

However, in view of the uncertainty concerning the materialisation of the existing tax contingencies, at year-end the Group had recognised provisions (see Note 20) that were considered adequate to cover those tax contingencies.

(26)	JOINT VENTURES

The Group has interests in the joint ventures detailed in Appendix I, the most noteworthy of which are as follows as of December 31, 2005 and 2004:

Company	% of Ownership 2005
Profertil	49.52%
Refinerías del Norte, S.A. (Refinor)	49.52%
Empresas Lipigas	45.00%
Pluspetrol Energy, S.A.	44.57%
Compañía Mega	37.64%
Gas Natural Group	30.85%
BPRY Caribbean Ventures	30.00%
BP Amoco T&T	30.00%
Atlantic 2/3 Trinidad & Tobago	25.00%
Repsol Occidental Corporation	25.00%

The detail of the amounts included under the main headings in the consolidated financial statements as a result of the proportionate consolidation of the joint ventures at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	2005	2004
Current assets	1,664	1,750
Non-current assets	4,853	4,143
Current liabilities	1,661	1,471
Non-current liabilities	2,679	1,778
Income	5,091	3,997
Expenses	(4,363)	(3,200)

Also, at 31 December 2005, the Group had interests in the jointly controlled assets and operations indicated below, as a result of which it obtains income and incurs expenses on the basis of its percentage of ownership:

Name	% of Ownership	Operator	Line of Business
Algeria
TFT	30%	GTFT	Exploration and production
TFR	29%	Repsol Exploración Argelia	Exploration and production

Argentina
Acambuco	22.50%	Pan American Energy LLC	Exploration and production
Agua Pichana	27.27%	Total Austral, S.A.	Production
Aguaragüe	30.00%	Tecpetrol, S.A.	Exploration and production
Bandurria	27.27%	YPF, S.A.	Exploration
CAM-1	50.00%	Sipetrol, S.A.	Exploration and production
CAM-2/A SUR	50.00%	Sipetrol, S.A.	Exploration and production
CAM-3	50.00%	Sipetrol, S.A.	Exploration and production
Campamento Central / Cañadón Perdido	50.00%	YPF, S.A.	Production
CCA-1 GAN GAN	50.00%	Wintershall Energía, S.A.	Exploration
CGSJ - V/A	50.00%	Wintershall Energía, S.A.	Exploration
Corralera	40.00%	Chevron San Jorge S.R.L.	Exploration
El Tordillo	12.20%	Tecpetrol, S.A.	Production
Filo Morado	50.00%	YPF, S.A.	Electricity generation
La Tapera y Puesto Quiroga	12.20%	Tecpetrol, S.A.	Exploration
Llancanelo	51.00%	YPF, S.A.	Exploration and production
Magallanes “A”	50.00%	Sipetrol, S.A.	Production
Palmar Largo	30.00%	Pluspetrol, S.A.	Production
Puesto Hernández	61.55%	Petrobas Energía, S.A.	Production
Ramos	15.00%	Pluspetrol Energy, S.A.	Production
San Roque	34.11%	Total Austral, S.A.	Exploration and production
Tierra del Fuego	30.00%	Pan American Fueguina S.R.L.	Production
Zampal Oeste	70.00%	YPF, S.A.	Exploration and production

Brazil
BM-C-33	50%	Repsol YPF Brasil	Exploration
BM-ES-29	100%	Repsol YPF Brasil	Exploration
BM-ES-30	40%	Amerada Hess	Exploration
BM-S-55	100%	Repsol YPF Brasil	Exploration

Name	% of Ownership	Operator	Line of Business
BM-S-47	50%	BG E&P Brasil	Exploration
BM-S-48	100%	Repsol YPF Brasil	Exploration
BM-S-51	40%	Petrobras, S.A.	Exploration
BM-S-50	20%	Petrobras, S.A.	Exploration
BM-S-43	25%	Shell	Exploration
BM-S-44	25%	Petrobras, S.A.	Exploration
BM-S-13	40%	BG E&P Brasil	Exploration
BM-S-9	25%	Petrobras, S.A.	Exploration
BM-S-7	37%	Petrobras, S.A.	Exploration
BM-C-3	20%	Petrobras, S.A.	Exploration
BM-C-4	30%	Petrobras, S.A.	Exploration
BM-ES-21	20%	Petrobras, S.A.	Exploration
ALBACORA LESTE	10%	Petrobras, S.A.	Development
Bolivia
Bloque Monteagudo	40%	Repsol E&P Bolivia, S.A.	Exploration
Bloque Caipipendi	38%	Repsol E&P Bolivia, S.A.	Exploration
Bloque Charagua	20%	Repsol E&P Bolivia, S.A.	Exploration
Bloque San Alberto	25%	Petrobras, S.A.	Exploration
Bloque San Antonio	25%	Petrobras, S.A.	Exploration
Planta de Servicios de Compresión de Gas Río Grande	25%	Andina S.A.	Compression of gas

Canada
Canaport Ltd. Partnership	75%	Canaport Ltd.	Regasification of L.N.G.

Colombia
Capachos	35.0%	Repsol Exploración Colombia	Exploration and production
Cravo Norte	35.0%	OXYCOL	Exploration and production

U.A.E.
Dubai	25.0%	Dubai Marine Areas	Exploration and production

Ecuador
Bloque 14	25%	Vintage	Exploration and production
Bloque 16	35%	Repsol YPF Ecuador	Exploration and production

Spain
Albatros	82%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Boqueron	62%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Angula	54%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Casablanca	69%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Gaviota	82%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Barracuda	60%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Rodaballo	69%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production

Name	% of Ownership	Operator	Line of Business
Chipiron	98%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production

“PETRONOR, S.A., Repsol Comercial de Productos Petrolíferos, S.A. y Construcciones y Promociones Balzola, S.A.” Unión Temporal de Empresas	15%	Repsol Comercial, S.A.	Operation of service stations
19th World Oil Congress	57%	Repsol YPF, S.A.	19th World Oil Congress

Libya
Bloque NC 115	10%	Repsol Oil Operations	Exploration and production
Bloque NC 186	13%	Repsol Oil Operations	Exploration and production

Peru
Lotes 56 & 88	10.0%	Hunt Oil	Exploration and production

Trinidad & Tobago
Teak, Saman & Poui	70.0%	Repsol E&P T&T	Exploration and production
Bloque 5B	30.0%	BP	Exploration and production

Venezuela
Yucal Placer	15%	Repsol YPF Venezuela	Exploration and production

(27)	INCOME AND EXPENSES FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS

The detail of the income and expenses from continuing operations before finance costs in 2005 and 2004 is as follows:

	Millions of Euros
	2005	2004
Income
Sales	48,024	38,273
Rendering of services	1,344	642
Changes in inventories of finished goods and work in progress inventories	323	283
Income from reversal of impairment losses (1)	104	184
Gains on disposal of non-current assets (2)	205	70
Other income	1,045	840

	51,045	40,292

Expenses
Procurements	(33,174)	(24,976)
Changes in inventories	662	56
Staff costs	(1,542)	(1,330)
Taxes other than income tax	(1,813)	(1,323)
Outside services	(4,149)	(3,328)
Transport and freight costs	(1,124)	(1,200)
Depreciation and amortisation charge	(2,450)	(2,368)
Impairment losses recognised (1)	(223)	(145)
Losses on disposal of non-current assets	(22)	(25)
Other expenses	(1,049)	(967)

	(44,884)	(35,606)

(1)	See Note 14.
(2)	Including the gains on the sale of the shares of Enagás, S.A. (10.58% at 30 September 2005 and 12.54% in 2004), which amounted to EUR 88 million and EUR 48 million in 2005 and 2004, respectively (these amounts relate to the Repsol YPF Group’s percentage of ownership of Gas Natural SDG, S.A., which is proportionately consolidated in the Group’s consolidated financial statements). As a result of these disposals, on 1 October 2005, Gas Natural ceased to account for the investment in Enagás using the equity method and reclassified it as financial assets classified as held for sale (see Note 13).

Also, in 2005 it included EUR 35 million relating to the sale of PBB Polisur, which in 2004 had been classified under the heading “Assets Classified as Held for Sale” (see Note 11).

(28)	FINANCE INCOME AND COSTS

The detail of the finance income and costs recognised in 2005 and 2004 is as follows:

	Millions of Euros
	2005	2004
Interest income	115	98
Borrowing costs	(509)	(478)
Expenses relating to preference shares	(179)	(178)
Financing interest (Note 7)	19	17
Financial derivatives classified at fair value	25	20
Update of provisions	(133)	(159)
Net exchange differences	(6)	94
Dividend income	5	2
Other income/(expenses)	(59)	(40)

	(722)	(624)

(29)	SEGMENT REPORTING

29.1)	Business segments

The operations of Repsol YPF are divided into four major businesses:

•	Exploration and production, which include both the exploration and development of crude oil and natural gas reserves and the L.N.G. business;

•	Refining and marketing, including the refining, oil product marketing and L.P.G. activities;

•	Chemicals; and

•	Gas and electricity, which include natural gas retailing and electricity generation.

The detail of the main aggregates in Repsol YPF’s income statement on the basis of this classification is as follows:

	Millions of Euros
2005	Exploration and Production	Refining and Marketing (1)	Chem.	Gas and Electricity	Corporate and Adjustments	Total
Net external sales	3,566	38,131	3,560	2,218	549	48,024
Inter-segment sales	4,365	1,860	365	134	(6,724)	—
Other income	1,272	1,307	261	413	(232)	3,021

Total revenue	9,203	41,298	4,186	2,765	(6,407)	51,045
Expenses incurred in continuing operations	(5,957)	(38,615)	(3,878)	(2,376)	5,942	(44,884)

Profit from continuing operations before finance cost	3,246	2,683	308	389	(465)	6,161

Total finance costs						(722)
Profit before tax and share of results of investees						5,439
Income tax						(2,332)
Profit of comp. accounted for using equity method	61	43	3	10	—	117

Profit for the year						3,224

(1)	Including approximately EUR 5,636 million relating to the recognition of oil and gas excise taxes as income and expenses (see Note 3.23).

	Millions of Euros
2004	Exploration and Production	Refining and Marketing (1)	Chem.	Gas and Electricity	Corporate and Adjustments	Total
Net external sales	2,877	30,456	2,888	1,722	330	38,273
Inter-segment sales	4,352	1,484	292	86	(6,214)	—
Other income	1,073	875	(155)	183	43	2,019

Total revenue	8,302	32,815	3,025	1,991	(5,841)	40,292
Expenses incurred in continuing operations	(5,240)	(31,230)	(2,763)	(1,681)	5,308	(35,606)

Profit from continuing operations before finance cost	3,062	1,585	262	310	(533)	4,686

Total finance costs						(624)
Profit before tax and share of results of investees						4,062
Income tax						(1,627)
Profit of comp. accounted for using equity method	43	21	49	18	—	131

Profit for the year						2,566

(1)	Including approximately EUR 5,533 million relating to the recognition of oil and gas excise taxes as income and expenses (see Note 3.23).

The detail of other significant aggregates relating to each activity at 31 December 2005 and 2004, is as follows:

	Millions of Euros
2005	Exploration and Production	Refining and Marketing	Chemicals	Gas and Electricity	Corporate and Adjustments	Total
Total assets	16,583	14,982	2,597	4,424	7,196	45,782
Invest. accounted for using the equity method	220	61	33	10	75	399
Operating liabilities (1)	5,557	6,986	601	1,274	2,152	16,570
Depreciation and amortisation charge	(1,448)	(595)	(193)	(159)	(55)	(2,450)
Net impairment losses recognised (2)	(84)	(35)	—	—	—	(119)
Other non-monetary income/(expenses) (3)	(475)	(92)	13	(8)	(150)	(712)
Investments	1,948	995	170	457	143	3,713

(1)	Including the headings “Deferred Tax Liabilities”, “Current Provisions for Contingencies and Expenses”, “Non-Current Provisions for Contingencies and Expenses”, “Other Non-Current Liabilities”, “Trade and Other Payables” and “Income Tax Payable” on the liability side of the consolidated balance sheet.
(2)	The column “Exploration and Production” includes, in addition to the period provision for exploration and production field costs, the provision recognised in 2005 for the investment in Termogaucha (see Note 14).
(3)	Including the income/(expenses) that do not entail cash outflows other than changes in depreciation/amortisation or net impairment losses.

	Millions of Euros
2004	Exploration and Production	Refining and Marketing	Chem.	Gas and Electricity	Corporate and Adjustments	Total
Total assets	13,519	11,953	2,552	3,531	8,138	39,693
Invest. acc. for using the equity method	128	100	73	92	56	449
Operating liabilities (1)	3,541	5,167	361	972	2,561	12,602
Depreciation and amortisation charge	(1,455)	(555)	(160)	(132)	(66)	(2,368)
Net impairment losses recognised	120	(65)	(16)	—	—	39
Other non-monetary income/(expenses) (2)	95	(132)	7	5	(264)	(289)
Investments	1,185	1,311	292	777	182	3,747

(1)	Including the headings “Deferred Tax Liabilities”, “Current Provisions for Contingencies and Expenses”, “Non-Current Provisions for Contingencies and Expenses”, “Other Non-Current Liabilities”, “Trade and Other Payables” and “Income Tax Payable” on the liability side of the consolidated balance sheet.
(2)	Including the income/(expenses) that do not entail cash outflows other than changes in depreciation/amortisation or net impairment losses.

29.2)	Geographical segments

The geographical segments into which Repsol YPF divides its operations are as follows:

•	Spain

•	Argentina, Brazil and Bolivia (ABB)

•	Rest of the world

The detail of the main aggregates by geographical area is as follows:

	Millions of Euros
2005	Spain	ABB	Rest of World	Total
External sales by market	21,278	7,567	19,179	48,024
Total assets	18,701	17,436	9,645	45,782
Investments	1,155	1,295	1,263	3,713

	Millions of Euros
2004	Spain	ABB	Rest of World	Total
External sales by market	21,043	5,733	11,497	38,273
Total assets	17,006	14,888	7,799	39,693
Investments	1,468	1,048	1,231	3,747

(30)	DISPOSAL OF SUBSIDIARIES

In the year ended 31 December 2004, YPF Holdings, Inc. sold its investment in Global Companies Llc for EUR 35 million (giving rise to a gain of EUR 13 million) and YPF Internacional, S.A. sold its investment in YPF Indonesia for EUR 31 million.

The detail of the net assets contributed by the subsidiaries disposed of in 2004, at the date of disposal, broken down by main balance sheet headings, is as follows:

2004
Goodwill	6
Non-current assets	23
Operating working capital	54
Financial working capital	(26)

TOTAL ASSETS	57
Non-current liabilities	3
Current liabilities	1

TOTAL LIABILITIES	4

TOTAL NET ASSETS	53

In 2005 no significant subsidiaries were disposed of.

(31)	BUSINESS COMBINATIONS

The most significant business combinations in 2005 were as follows:

•	On 31 March 2005, Repsol YPF acquired all the shares of Shell Gas (L.P.G.), S.A., which engages in the marketing of LGP in Portugal, for EUR 148 million, which since March 2005 was fully consolidated in the Group’s consolidated financial statements. This acquisition gave rise to the recognition of goodwill amounting to EUR 118 million (see Note 9). In April 2005 the company’s name was changed to Repsol Butano Portugal R.B., S.A.

This company’s contribution to income and to the net profit for 2005 amounted to EUR 71 million and EUR 7 million, respectively. Had this company been consolidated in the Repsol YPF Group’s consolidated financial statements from 1 January 2005, its contribution to income and the net profit would have amounted to EUR 109 million and EUR 15 million, respectively.

The detail of the assets, liabilities and contingent liabilities acquired, classified on the basis of the main balance sheet headings at the date of acquisition, and of the goodwill arising in this business combination is as follows:

	Millions of Euros
	Carrying Amount (1)	Fair Value
Property, plant and equipment	6	19
Deferred tax assets	1	1
Other non-current assets	2	2
Current trade receivables	16	16
Cash and cash equivalents	22	22

TOTAL ASSETS	47	60
Long-term provisions	2	2
Other non-current liabilities	6	6
Deferred tax liabilities	—	4
Contingent liabilities	—	—
Current trade payables	18	18

TOTAL LIABILITIES	26	30
Total net assets	21	30
Goodwill		118

Total investment (2)		148
Cash and cash equivalents at the acquired company		22

Cash used in acquisition		126

(1)	Carrying amount in the financial statements of the acquired company.
(2)	In 2004 a deposit on the transaction amounting to EUR 18 million was paid.

•	In April 2005 the Group acquired, through Gas Natural, all the shares of Desarrollo de Energías Renovables, S.A. (DERSA), the holding company of a group engaging in the development and operation of wind farms (see Note 2.5).

The acquisition cost was EUR 84 million and the acquisition gave rise to the recognition of goodwill totalling EUR 29 million (see Note 9).

The contribution of these companies to income and to the net profit for the year amounted to EUR 9 million and EUR 5 million, respectively. Had these companies been consolidated in the Repsol YPF Group’s consolidated financial statements from 1 January 2005, their contribution to income and the net profit would have amounted to EUR 12 million and EUR 6 million, respectively.

The detail of the assets, liabilities and contingent liabilities acquired, classified on the basis of the main balance sheet headings at the date of acquisition, and of the goodwill arising in these business combinations is as follows:

	Millions of Euros
	Carrying Am. (1)	Fair Value
Intangible assets	—	55
Property, plant and equipment	52	52
Deferred tax assets	3	3
Other non-current assets	2	2
Cash and cash equivalents	6	6
Other current financial assets	5	5

TOTAL ASSETS	68	123
Deferred tax liabilities	—	19
Non-current financial liabilities	39	39
Other non-current liabilities	2	2
Contingent liabilities	—	—
Current trade payables	6	6
Current financial liabilities	2	2

TOTAL LIABILITIES	49	68
Total net assets	19	55
Goodwill		29

Total investment		84
Cash and cash equivalents at the acquired company		6

Cash used in acquisition		78

(1)	Carrying amount in the financial statements of the acquired company.

•	On 17 February 2005, the Group acquired an investment of 51% in Termobarrancas, a Venezuelan company engaging in the generation of electricity, for EUR 4.9 million. This company is fully consolidated and the acquisition gave rise to goodwill amounting to EUR 2.4 million.

•	In July 2005 Petrobras exercised its call option on 12.41% of the shares of Ceg Río, S.A. This sale reduced the Gas Natural Group’s investment in this company to 59.59%. The definitive recognition of the business combination derived from the acquisition of additional shares of Companhia Distribuidora de Gás do Rio de Janeiro, S.A. and Ceg Rio, S.A. gave rise to an increase of EUR 21 million in intangible assets.

Also, in 2005 the prices paid in the following business combinations that occurred in 2004 were definitively allocated (at 2004 year-end they had only been provisionally allocated):

•	On 1 October 2004, the Repsol YPF Group acquired a group of marketing companies in Portugal, the detail being as follows:

•	All the shares of Repsol Combustiveis for EUR 345 million. The shares were paid for in cash and the goodwill recognised at 2004 year-end as a result of the transaction amounted to EUR 193 million. The company was fully consolidated from the date of acquisition.

•	All the shares of Repsol Betumes, Comercialiçao e Distribuçao de Productos for EUR 15 million. The goodwill recognised at 2004 year-end as a result of the transaction amounted to EUR 0.8 million. The company was fully consolidated from the date of acquisition.

•	All the shares of Repsol Abastecimientos e Servicios a Aviaçao, S.A. for EUR 17 million. The goodwill recognised at 2004 year-end as a result of the transaction amounted to EUR 9 million. The company was fully consolidated from the date of acquisition.

•	All the shares of Repsol Company of Portugal, Ltd for EUR 2.4 million. The company was fully consolidated from the date of acquisition.

In 2005 adjustments to the purchase price totalling EUR 25 million were made, and this amount was recognised as additional goodwill (see Note 9). The total price paid for the business combinations amounted to EUR 405 million and the goodwill recognised at 31 December 2005, totalled EUR 180 million.

At 2004 year-end the goodwill relating to the aforementioned acquired companies was calculated provisionally, in view of the impossibility of estimating the fair value of all the assets at the date of acquisition and of identifying the existence of intangible assets that qualified for recognition and, therefore, that were separable from the goodwill. The detail of the aggregate balance sheets of the acquired companies and of the definitive allocation of the purchase price is as follows:

	Millions of Euros
	Carrying Am. (1)	Fair Value
Intangible assets (2)	24	98
Property, plant and equipment	86	77
Deferred tax assets	1	3
Other non-current assets	15	15
Current trade receivables	245	261
Other current financial assets	12	12

TOTAL ASSETS	383	466
Deferred tax liabilities	2	22
Long-term provisions	8	8
Contingent liabilities	—	—
Current trade payables	131	131
Current financial liabilities	80	80

TOTAL LIABILITIES	221	241
Total net assets	162	225
Goodwill (1)		180

Total investment		405
Cash and cash equivalents at acquired company		—

Cash used in the acquisition		405

(1)	Carrying amount in the financial statements of the acquired company.
(2)	In 2005 intangible assets amounting to EUR 74 million were identified that existed at the date of acquisition and that qualified for recognition separately from the goodwill (see Note 10).

On 28 December 2005, Repsol Combustiveis absorbed Repsol Abastecimientos e Serviços a Aviaçao, S.A., Repsol Betumes, Comercialiçao e Distribuçao de Productos, Repsol Portugal Petróleo e Derivados Ltda. y Probetume—Betumes Modificados e Emulsoes, S.A., and the post-merger company changed its name to Repsol Portuguesa, S.A.

•	On 31 July 2004 and 30 November 2004 all the shares of Repsol Lusitania, S.L. and Repsol Polimeros Ltda., respectively, were acquired. The initial investment amounted to EUR 199 million, and the two companies were fully consolidated from the date of acquisition. In September 2005 an additional payment of EUR 3 million was made and, accordingly, the final price of the business combination was EUR 202 million.

In 2005 the purchase price was definitively allocated, which gave rise to the recognition of income of EUR 28 million under the heading “Other Income” in the consolidated income statement relating to the difference between the price paid for the business and the fair value of the assets and liabilities acquired.

The detail of the assets, liabilities and contingent liabilities acquired, classified on the basis of the main balance sheet headings at the date of acquisition, and of the income arising from the difference between the price paid and the fair value of the assets and liabilities acquired is as follows:

	Millions of Euros
	Carrying Am. (1)	Fair Value
Intangible assets	1	—
Property, plant and equipment	171	167
Other non-current assets	2	2
Current trade receivables	83	78
Cash and cash equivalents	23	23

TOTAL ASSETS	280	270
Deferred tax liabilities	1	1
Long-term provisions	1	1
Other non-current liabilities	1	1
Contingent liabilities	—	—
Short-term provisions	37	37

TOTAL LIABILITIES	40	40
Total net assets		230
Other revenue		(28)

Total investment		202
Cash and cash equivalents at acquired company		23

Cash used in the acquisition		179

(1)	Carrying amounts in the financial statements of the acquired company.

•	On 31 December 2004, Repsol YPF acquired all the shares of Falk SPA for EUR 30 million, and this amount was classified at 2004 year-end as an “Investments in Companies Accounted for Using the Equity Method”. This company was fully consolidated in the Group’s consolidated financial statements from 1 January 2005.

When the purchase price was allocated to the assets, liabilities and contingent liabilities identified in the business combination, EUR 19 million were recognised as goodwill. Also, an adjustment of EUR 6 million was made to the purchase price which was also recognised as goodwill (see Note 9). The goodwill recognised in relation to this company at 31 December 2005, amounted to EUR 28 million.

In 2005 this company merged with Repsol Italia, Spa and changed its corporate name.

(32)	MEDIUM- AND LONG-TERM INCENTIVE PLANS

Since 2000 the Appointments and Remuneration Committee (formerly the Recruiting and Compensation Committee) of the Board of Directors of Repsol YPF, S.A. has implemented loyalty-building programmes initially aimed at senior executives (see Note 34) but extendible to other persons occupying positions of responsibility in the Group. Under these programmes, a medium-/long-term incentive was included in the remuneration system. The aim of these programmes is to strengthen the identification of executives and managers with shareholders’ interests, while at the same time facilitating the retention by the Group of key personnel in an increasingly competitive labour market.

The various incentive plans in force are as follows:

a)	Incentive plans tied to the appreciation of Repsol YPF shares: 2002-2006 Incentive Plan

Qualification for these incentive payments is tied to the beneficiary remaining in the Group’s employ on each of the dates on which the rights are exercisable. The beneficiaries under these plans are entitled to remuneration in cash on the basis of the appreciation of Repsol YPF, S.A. shares in the Spanish stock markets with respect to specific values and of the number of shares received. This plan does not confer on its beneficiaries any rights on shares or options on shares of Repsol YPF, S.A.

The amount to be received by the beneficiaries of this plan, who do not include senior executives as defined in the Corporations Law, is structured in two tranches, as follows:

•	In the first tranche, consisting of a total of 2,679,005 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the reference value, which is EUR 13.00.

•	In the second tranche, consisting of a total of 2,679,005 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the reference value, which is EUR 18.00.

This right will be exercisable as follows:

•	From 1 March 2004, the beneficiaries will be able to exercise up to one-third of their rights for each tranche.

•	From 1 March 2005, the beneficiaries will be able to exercise up to two-thirds of their rights (including, where appropriate, the rights exercised through that date).

•	From 1 March 2006, the beneficiaries will be able to exercise any rights not already exercised. These rights are exercisable until December 2006.

At 31 December 2005 and 2004, the Group had recognised liabilities of EUR 23 million and EUR 12 million, respectively, in relation to the fair value of the options not yet exercised at those dates, which is allocated to income on a straight-line basis over the period remaining to the expiry date of the plan. The Group recognised a total expense of EUR 24 million in this connection in 2005. The call options described in Note 38.4 (Other Derivatives Transactions) were arranged.

The changes in the plan in 2005 were as follows:

	Number of Rights
	Exercise Price: 13	Exercise Price: 18
Rights existing at beginning of year	2,379,040	2,595,053
Exercised during the year	876,549	892,096

Rights existing at end of year	1,495,024	1,699,388

Exercisable rights at end of period	624,761	829,111

The detail of the rights exercised during the period is as follows:

	Number of Rights
	Exercise Price: 13	Exercise Price: 18	Share Price
March 2005	369,054	274,278	20.98
June 2005	119,509	162,739	20.11
September 2005	228,622	282,078	25.54
December 2005	159,364	173,001	25.23

Total	876,549	892,096

b)	Incentive plans tied to medium-/long-term objectives: 2003-2006, 2004-2007 and 2005-2008 incentive plans

The three plans of this type in force (2003-2006, 2004-2007 and 2005-2008 incentive plans), are independent of each other but their main characteristics are the same. All three are specific pluriannual remuneration plans covering the years stated. Each plan is tied to the Group attaining a series of strategic objectives. Fulfilment of the respective objectives entitles the beneficiaries of each plan to receive an amount of variable remuneration at medium term in the first quarter of the year following the last year of the plan. However, in each case, receipt of this incentive payment is tied to the beneficiary remaining in the Group’s employ until 31 December of the last year of the plan, except in the special cases envisaged in the terms and conditions of the related plan.

In the first two cases (2003-2006 and 2004-2007 incentive plans), the pluriannual incentive payment, if received, will consist of an amount tied to the fixed remuneration for the year the incentive is granted, to which a variable coefficient will be applied on the basis of the extent to which the objectives set are achieved.

In the last case (2005-2008 incentive plan), the payment, if received, will consist of an amount determined at the time the incentive is granted, to which a first variable coefficient will be applied on the basis of the extent to which the objectives set are achieved, which will be multiplied by a second variable coefficient tied to the beneficiary’s performance over the period covered by the plan.

None of the three plans involves the delivery of shares or options to the beneficiaries and the incentive payments are not tied to the value of Repsol YPF shares. Provisions of EUR 13 million and EUR 8 million were charged to income in 2005 and 2004, respectively, to meet the obligations arising from these plans (these amounts include those relating to Board members and executive personnel described in Note 34). At 31 December 2005 and 2004, the Group had recognised provisions of EUR 24 million and EUR 13 million, respectively.

c)	Long-service bonus

Since July 1993 the Repsol YPF Group’s executives have been assigned deferred remuneration through a securities mutual fund (FIM) known as the “Long-Service Fund”, title to which is held by Repsol YPF until the amount is vested by the executive.

The purpose of this system is to reward their loyalty, commitment and non-competition with Repsol’s activities in the two years following their retirement.

The deferred remuneration entitles the executive to receive the units accumulated when the employee has been an executive for at least 30 years; when the employee retires, if the employee retires before completing 30 years’ service; or if the employee is terminated without just cause or leaves the Company at the Company’s request without there being grounds for termination.

At 31 December 2005 and 2004, the provisions recognised in this connection on the liability side of the consolidated balance sheet amounted to EUR 73 million and EUR 78 million, respectively; and the recognition thereof gave rise to charges to the 2005 and 2004 consolidated income statements of EUR 12 million and EUR 28 million, respectively.

(33)	INFORMATION ON RELATED PARTY TRANSACTIONS

33.1)	Significant shareholders

Per the most recent information available to Repsol YPF, the Company’s significant shareholders are as follows:

•	La Caixa d’Estalvis i Pensions de Barcelona (“La Caixa”) holds 9.101% of the share capital of Repsol YPF, S.A. (111,106,507 shares) through La Caixa Holdings.

•	Banco Bilbao Vizcaya Argentaria (BBVA) has a direct ownership interest of 5.47% (66,749,945 shares).

•	Repinves, which owns 5.022% (61,315,415 shares). Repinves’ shareholders are “La Caixa” (67.7% of the dividend rights and 100% of the voting rights) and Caixa d’Estalvis de Catalunya (32.3% of the dividend rights).

•	Petróleos de México has an ownership interest of 4.81% (58,679,800 shares) through its subsidiaries Repcon Lux, S.A. and Pemex International España, S.A.

Repsol YPF performs transactions with related parties on an arm’s-length basis. Such transactions include the following transactions with significant shareholders in 2005:

a)	La Caixa d’Estalvis i Pensions de Barcelona

•	Interest rate hedging transactions amounting to EUR 625 million.

•	Foreign currency purchase and sale transactions amounting to EUR 500 million.

•	The average bank balances and financial investments in 2005 amounted to EUR 104 million and generated finance income of EUR 2.9 million.

•	Repsol YPF was granted loans and credit facilities amounting to EUR 33 million, on which it incurred finance costs of EUR 2 million. The credit facility limit is EUR 127 million.

•	In 2005 the guarantee facility gave rise to a cost of EUR 0.35 million for Repsol YPF. The facility limit is EUR 166 million.

•	The costs of bank commissions and fees amounted to EUR 17 million, which includes fixed-income securities transaction placement costs.

•	The cost of renting transactions amounted to EUR 1 million in 2005.

•	At 31 December 2005, La Caixa had issued 274,750 Visa Repsol credit cards, 513 of which are used as corporate cards by Repsol YPF Group employees.

•	The dividends paid in the year amounted to EUR 109 million, including those received through Repinves.

•	Sales of products to La Caixa Group companies amounted to EUR 0.01 million.

•	Purchases of property, plant and equipment and non-current financial assets from La Caixa Group companies amounted to EUR 0.6 million and EUR 1.3 million, respectively.

•	Services amounting to EUR 1.7 million were received from La Caixa Group companies.

•	Operating lease transactions amounted to EUR 0.7 million.

•	Contributions to pension plans and life insurance schemes amounted to EUR 1.6 million.

b)	Banco Bilbao Vizcaya Argentaria (BBVA)

•	Interest rate hedging transactions amounting to EUR 1,541 million.

•	Foreign currency hedging transactions amounting to EUR 80 million.

•	Foreign currency purchase and sale transactions amounting to EUR 6,929 million.

•	The average bank balances and financial investments in 2005 amounted to EUR 769 million and generated finance income of EUR 24 million.

•	Repsol YPF was granted loans and credit facilities amounting to EUR 156 million on which it incurred finance costs of EUR 2.2 million. The credit facility limit is EUR 688 million.

•	In 2005 the guarantee facility gave rise to a cost of EUR 0.4 million for Repsol YPF. The facility limit is EUR 343 million.

•	The costs of bank commissions and fees amounted to EUR 13 million, which includes fixed-income securities transaction placement costs.

•	The cost of renting transactions amounted to EUR 0.4 million in 2005.

•	At 31 December 2005, BBVA had issued 430,285 Visa Repsol credit cards, 4,081 of which are used as corporate cards by Repsol YPF Group employees.

•	The dividends paid in the year amounted to EUR 42 million.

•	Sales of products to BBVA Group companies amounted to EUR 0.03 million.

•	Indemnity payments amounting to EUR 0.03 million.

•	Contributions to pension plans and life insurance schemes amounted to EUR 8.9 million.

c)	Petróleos Mexicanos

•	The Group recognised purchases of products from Pemex Group companies amounting to EUR 1,495 million.

•	Sales of products to Pemex Group companies amounted to EUR 137 million.

•	Interest rate hedging transactions amounting to EUR 2.2 million.

•	The dividends paid in the year amounted to EUR 25 million.

•	The income recognised from the provision of services amounted to EUR 73 million.

d)	Repinves

•	The dividends paid in the year amounted to EUR 10 million, excluding those relating to La Caixa.

33.2)	Transactions with Repsol YPF Group companies

The transactions performed by Repsol YPF, S.A. with its Group companies, and by the Group companies among themselves, form part of the Company’s ordinary business activities in terms of their purpose and terms and conditions. Sales to related parties are performed in accordance with the policies described in Note 3.23 on accounting policies.

All material balances, transactions and profits between fully consolidated companies were eliminated on consolidation. All accounts receivable and payable, income, expenses and profits derived from transactions with the proportionately consolidated companies were eliminated in proportion to the share capital of such companies owned by the Group. Transactions with companies accounted for using the equity method were not eliminated on consolidation.

The most significant transactions performed with Group companies and not eliminated on consolidation relate to loans granted and received. The consolidated balance sheet at 31 December 2005, includes EUR 417 million in assets and EUR 9 million in liabilities in this connection. The consolidated income statement includes EUR 30 million of finance income and EUR 0.2 million of finance costs arising from loans to and from Group companies, respectively, and not eliminated on consolidation.

In addition, Repsol YPF Group companies have provided guarantees for transactions of their Group companies although the related risks were not included in the balance sheet through consolidation. The amounts and details of these guarantees are disclosed in Note 37.

33.3)	Transactions with Repsol YPF Group directors and executives

The transactions performed by Repsol YPF, S.A. with the Group’s directors and executives in 2005 are detailed in Note 34 (Information on the Members of the Board of Directors and Executives).

(34)	INFORMATION ON THE MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVES

34.1)	Remuneration of directors

a)	Due to membership of the Board

In accordance with Article 45 of the bylaws, the Company may pay remuneration equal to 1.5% of its net profit to its Board members each year, but this amount can only be paid once the appropriations to the legal reserve and other obligatory appropriations have been made and a dividend of at least 4% has been declared.

Under the system established and approved by the Appointments and Remuneration Committee, the amounts of the annual remuneration earned in 2005 and 2004 by virtue of membership of each of the Group’s managing bodies are as follows:

	Euros
Managing Body	2005	2004
Board of Directors	154,650	147,285
Standing Committee	154,650	147,285
Audit and Control Committee	38,662	36,821
Strategy, Investment and Competence Committee	38,662	36,821
Appointments and Remuneration Committee	38,662	36,821

The remuneration earned in 2005 by the members of the Board of Directors in their capacity as Board members in connection with the above-mentioned bylaw-stipulated directors’ emoluments amounted to EUR 3.496 million, the detail being as follows:

	Remuneration for Membership of Managing Bodies (in Euros)
	Board	Standing Committee	Audit Committee	Appointments Committee	Strategy Committee	TOTAL
Antonio Brufau	154,650	154,650	—	—	—	309,300
Luis Suárez de Lezo	154,650	154,650	—	—	—	309,300
Juan Molins	154,650	154,650	—	—	38,662	347,962
Antonio Hernández-Gil	154,650	154,650	—	38,662	—	347,962
Enrique de Aldama	154,650	154,650	—	—	38,662	347,962
Gonzalo Anes	154,650	—	—	38,662	—	193,312
Manuel González (1)	64,437	64,437	—	—	—	128,874
Ricardo Fornesa	154,650	154,650	—	—	—	309,300
Gregorio Villalabeitia (1)	64,437	—	—	16,109	—	80,546
Marcelino Oreja	154,650	—	38,662	—	—	193,312
Ignacio Bayón	154,650	—	38,662	—	—	193,312
Carmelo de las Morenas	154,650	—	38,662	—	—	193,312
Jorge Mercader (2)	154,650	—	35,441	3,222	—	193,313
Pemex Intern. España	154,650	154,650	—	—	38,662	347,962

(1)	Resigned on 2 June 2005.
(2)	Left the Audit and Control Committee on 30 November 2005, and joined the Appointments Committee on that same date.

Note (a): On 2 February 2005, the Board of Directors of Repsol YPF, S.A. accepted Ramón Blanco Balín’s resignation as a director and appointed Luis Suárez de Lezo.

Note (b): Paulina Beato and Henri Phillipe Reichstul joined the Board on 29 December 2005, but did not receive any remuneration in 2005.

Additionally, the following should be noted:

•	The members of the Parent’s Board of Directors have not been granted any loans or advances by any Group company, jointly controlled entity or associate.

•	No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the Parent’s Board of Directors, except in the case of the Executive Chairman, whose remuneration is governed by the obligations provided for in his contract for services, and the member of the Board of Directors who also exercises executive functions (the Executive Director of Legal Affairs and Secretary of the Board), to whom the obligations pertaining to his office exist. In both cases, the pension obligations are defined benefit obligations the cost of which is disclosed in the following paragraph.

b)	Due to the holding of executive posts and the discharge of executive duties

The remuneration of all kinds (monetary remuneration, compensation in kind and contributions to pension plans and life and retirement insurance policies) earned in 2005 by the Board members who had an employment relationship with or discharged executive duties at the Group in 2005 (Mr. Antonio Brufau, Mr. Luis Suárez de Lezo and Mr. Ramón Blanco) and during the period in which they belonged to the Board, totalled EUR 4.859 million.

c)	Due to membership of the Boards of Directors of subsidiaries

The remuneration earned in 2005 by the members of the Parent’s Board of Directors in their capacity as directors of other Group companies, jointly controlled entities and associates amounted to EUR 0.422 million, the detail being as follows:

	Euros
	YPF	Gas Natural	Enagas	CLH	TOTAL
Antonio Brufau	83,126	209,091	—	—	292,217
Luis Suárez de Lezo (1)	—	—	—	26,078	26,078
Ramón Blanco (1)	16,717	19,091	3,214	—	39,022
Antonio Hernández-Gil	25,168	—	—	—	25,168
Gregorio Villalabeitia (2)	—	40,000	—	—	40,000

(1)	On 2 February 2005, the Board of Directors of Repsol YPF, S.A. accepted Mr. Ramón Blanco Balín’s resignation as a director and appointed Mr. Luis Suárez de Lezo.
(2)	Resigned on 2 June 2005.

d)	Due to third-party liability insurance premiums

The Board members are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

34.2)	Indemnity payments to members of the Board of Directors

No director received any indemnity payment from Repsol YPF in 2005.

34.3)	Transactions with directors

Following is a disclosure of the transactions performed with directors, as required by Law 26/2003, of 17 July, which amended Securities Market Law 24/1988, of 28 July, and the consolidated Corporations Law, in order to reinforce the transparency of listed corporations.

The directors of Repsol YPF did not perform any transaction other than in the normal course of business or other than on an arm’s-length basis with the Company or with Group companies in 2005.

Except as detailed in Appendix II, none of the directors have ownership interests or hold positions in companies engaging in an activity that is identical, similar or complementary to the activity constituting the corporate purpose of Repsol YPF, and none of them have performed, as independent professionals or as employees, activities that are identical, similar or complementary to the activity that constitutes the corporate purpose of Repsol YPF.

34.4)	Remuneration of executives

a)	Scope

The information included in this Note relates to the 19 persons who are or were executives of the Group in 2005, excluding, unless stated otherwise, those who are also members of the Parent’s Board of Directors, since the information relating to them is disclosed in Note 34.1).

b)	Wages and salaries

Executives receive fixed and variable remuneration. The latter consists of an annual bonus calculated as a given percentage of the fixed remuneration earned on the basis of the degree to which certain targets are met and, where appropriate, the payment relating to the pluriannual incentive plan.

The total remuneration earned in 2005 by executives who form or formed part of the Management Committee, during the period in which they belonged to the Committee, amounted to EUR 6.510 million, the detail being as follows:

Euros
Salary	4,864,097
Attendance fees (1)	282,399
Variable remuneration (2)	960,918
Compensation in kind	402,387

(1)	Relating to the remuneration paid to the members of the Management Committee in their capacity as directors of the Repsol YPF Group companies.
(2)	Including the remuneration paid as a result of the exercise of the rights relating to the 2002-2006 incentive plan.

The total remuneration earned by executives who belonged to the former management bodies of Repsol YPF until leaving the Company’s employ or being assigned to other duties amounted to EUR 2.548 million in 2005.

c)	Incentive plans

As discussed in Note 32 (Medium- and Long-Term Incentive Plans), there are several loyalty-building programmes for Group management consisting of a medium- and long-term incentive payment as part of the remuneration system. The purpose of these plans is to strengthen the executives’ bonds with the interests of shareholders, while encouraging the continuity in the Group of the most outstanding personnel in the context of an increasingly competitive labour market.

In 2005 the following provisions were recognised for executives, including those who are members of the Board of Directors with executive responsibilities, in relation to incentive plans in force:

i.	2003-2006 incentive plan: EUR 0.305 million.

ii.	2004-2007 incentive plan: EUR 0.352 million.

iii.	2005-2008 incentive plan: EUR 0.560 million.

d)	Long-service bonus

The Group has recognised a deferred amount of remuneration payable to its executives which is intended to reward their loyalty to the Repsol YPF Group. For each employee included in this bonus system, the Group makes a provision of a given percentage of their fixed remuneration. The bonus is only paid if one of the following conditions is met: (i) the employee has been an executive for at least 30 years; or (ii) the employee retires, is terminated without just cause or leaves the Company at the Company’s request without there being grounds for termination. The amount recognised in this connection in 2005 for executives, including those who are members of the Board of Directors with executive responsibilities, was EUR 2.936 million.

e)	Pension fund and insurance premiums

The contributions made by the Group in 2005 to the mixed defined contribution plans for executives adapted to the Pension Plans and Funds Law (see Note 3.18) plus the life and accident insurance premiums paid totalled EUR 0.321 million (this amount is included in the disclosures reported in section b) above).

Executives are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

f)	Advances and loans

At 31 December 2005, the Company had granted loans to its executives amounting to EUR 0.339 million, which earned average interest of 2.80% in 2005. All these loans were granted before 2003.

34.5)	Indemnity payments to executives

In 2005 the following members of the former managing bodies left the Company’s employ: Mr. Ramón Blanco, Mr. Miguel Ángel Remón, Mr. Alfonso Ballestero, Mr. Jorge Segrelles, Mr. Fernando Cid, Mr. Manuel Guerrero and Mr. Juan Pedro Maza. The indemnity payments made to these individuals amounted to EUR 37.872 million, which includes the amounts paid as long-service bonuses.

(35)	HEADCOUNT

At 31 December 2005, the Group had 35,909 employees and the average headcount in 2005 was 35,239 employees. The total headcount at 2005 and 2004 year-end, by professional category, was as follows:

	Number of Employees
	2005	2004
Managers	302	292
Senior line personnel	1,872	1,650
Other line personnel	13,557	12,132
Clerical staff	2,568	2,424
Manual workers, messengers, etc.	17,610	16,839

	35,909	33,337

(36)	OPERATING LEASES

36.1)	The Group as lessee

The minimum payments recognised as period operating lease costs at 31 December 2005 and 2004, amount to EUR 230 million and EUR 176 million, respectively.

At 31 December 2005, the Group had the following long-term payment commitments under non-cancellable operating leases in which the Group is the lessee:

	Millions of Euros
	2006	2007	2008	2009	2010	Subsequent Years	Total
Sea transport—Time charter (1)	129	94	80	75	62	301	741
Leases (2)	73	65	58	44	43	475	758

	202	159	138	119	105	776	1,499

(1)	Repsol YPF has chartered, under time charter arrangements, six crude oil tankers with a total capacity of approximately 739,500m3, the charter contracts for which expire in the period from 2007 to 2011. The total annual lease payment for these oil tankers is approximately EUR 47 million.

In addition, Repsol YPF has chartered, also under time charter arrangements, 12 vessels with a total capacity of approximately 301,800 m3 for the transport of L.P.G. and other products, the charter contracts for which expire in the period from 2006 to 2011. The total annual lease payment for these oil tankers is approximately EUR 49 million.

In 2005 Gas Natural chartered, under a time charter arrangement (basically at long term), six cryogenic vessels for the transport of L.N.G. with capacities of between 35,000 m3 and 130,000 m3. The annual lease payments for these vessels amount to approximately EUR 21 million, based on the Repsol YPF Group’s ownership interest in Gas Natural.

This heading also includes a total of EUR 343 million in relation to operating portion of the charter contracts for five methane gas tankers that the Group holds under finance leases (see Note 23), the charter contracts for which expire in the period from 2022 to 2024.

(2)	Relating mainly to service station leases amounting to EUR 616 million.

36.2)	The Group as lessor

At 31 December 2005, the Group had the following long-term commitments in relation to leases in which the Group is the lessor:

	Millions of Euros
	2006	2007	2008	2009	2010	Subsequent Years	Total
Leases (1)	47	31	30	30	30	209	377

	47	31	30	30	30	209	377

(1)	Relating basically to the amount of the lease for the Gaviota underground natural gas storage facility amounting to EUR 315 million.

(37)	CONTINGENT LIABILITIES AND OBLIGATIONS

Guarantees

At 31 December 2005, the Repsol YPF Group companies had provided the following guarantees to third parties or Group companies whose assets, liabilities and net profit or loss are not included in the consolidated financial statements (proportionately consolidated companies in the proportion not owned by the Group and companies accounted for using the equity method):

•	YPF provided guarantees for the financing activities of Pluspetrol Energy, S.A. amounting to approximately EUR 36 million.

•	In addition, YPF provided various guarantees for its service stations amounting to EUR 0.05 million.

•	Repsol YPF provided guarantees for the financing activities of Central Dock Sud, S.A. amounting to EUR 22 million.

•	Repsol YPF provided guarantees amounting to EUR 23 million for the financing activities of EniRepSa Gas Limited, in which it has a 30% ownership interest.

•	Repsol YPF, S.A. provided guarantees for its holding in Oleoducto de Crudos Pesados de Ecuador, S.A. (OCP) which cover the construction, abandonment of construction and the environmental risks relating to this oil pipeline for up to approximately EUR 13 million, together with the related operating risks for an amount of approximately EUR 13 million. Repsol YPF has pledged all its shares of OCP.

Also, pursuant to Article 11.1 of Royal Decree 1197/1991, of 26 July, in order to guarantee payment of the portion of the cash consideration for the shares of Endesa, S.A. to the shareholders who accept the Offer, Gas Natural has presented to the CNMV two irrevocable joint and several bank guarantees for a total amount of EUR 7,806 million (100% of the amount guaranteed) issued by Caixa d’Estalvis i Pensions de Barcelona (“la Caixa”) and Société Générale.

Asset swap with Petrobrás

The asset swap contract entered into by Repsol YPF Brasil, S.A. and several Petrobras Group companies, whereby assets and equity investments valued at USD 559 million were exchanged, envisages an annual revision of the value assigned in the operation to Eg3, S.A., an Argentine company that owns a refinery and a network of service stations, and to 30% of Refap, S.A., a Brazilian company that owns the Alberto Pasquilini refinery. This value revision, which is calculated by applying the corrective mechanisms envisaged in the contract, will be performed in the eight years following 1 January 2001, and will in any case be limited to a variation of up to 40% in the value assigned to the assets in the swap.

On 29 December 2005, Repsol YPF and Petrobrás entered into a Revision Settlement Agreement, effective 1 January 2006, whereby the parties agreed to finally settle the revisions for 2001 to 2008 in relation to Eg3, S.A. and Refap, S.A. The settlement of the revisions, which had to take place by 1 May 2006, pursuant to the Settlement Agreement, took place in January 2006.

The accompanying consolidated financial statements include all the accounting effects for the Group of the terms of this Agreement.

Lipigas Group purchase option

In November 2000 a 45% ownership interest was acquired in the Chilean group Lipigas. The purchase agreement included an option to purchase an additional 10%, exercisable from 2003 to June 2005, which Repsol YPF did not exercise on maturity. The agreement entered into with the other parties to the acquisition provides for joint control of the company.

Contractual commitments

At 31 December 2005, the Repsol YPF Group had the following firm long-term purchase and sale commitments, some of which include take-or-pay or delivery-or-pay type clauses:

a.	Firm commitments giving rise to cash outflows:

	Millions of Euros
	2006	2007	2008	2009	2010	Subsequent Years	Total
Purchase commitments	2,380	2,066	1,887	1,747	1,728	18,817	28,625
Crude oil	59	59	59	59	59	294	589
Electricity	19	18	18	18	18	147	238
Equipment	8	8	8	8	8	21	61
Natural gas (1)	2,101	1,786	1,720	1,594	1,602	18,241	27,044
L.P.G.	17	19	9	6	6	10	67
Other	11	11	11	11	11	1	56
Oil products	13	13	13	13	13	2	67
Petrochemical products	141	141	38	27	—	—	347
Steam	11	11	11	11	11	101	156

Investment commitments (2)	231	142	42	4	5	8	432

Services (3)	235	267	187	109	107	968	1,873

Transport/transmission commitments	264	247	228	214	200	1,426	2,579
Crude oil	100	99	99	99	98	596	1,091
Natural gas	130	117	117	112	99	797	1,372
Other (4)	34	31	12	3	3	33	116

	3,110	2,722	2,344	2,074	2,040	21,219	33,509

Note: The commitments detailed in the foregoing table are commercial agreements in which fixed total amounts are not stipulated. These commitments were quantified using Repsol YPF’s best estimates.

(1)	Including mainly the portion corresponding to the Repsol YPF Group of the Gas Natural Group’s long-term natural gas purchase commitments amounting to EUR 18,706 million and the Repsol YPF Group’s commitments to purchase gas from Trinidad and Tobago amounting to EUR 7,984 million.
(2)	Relating mainly to the exploration and production investment commitments amounting to EUR 248 million and to investments in combined cycle plants, through the investment in Gas Natural, amounting to EUR 145 million.
(3)	Including gas compression commitments amounting to EUR 1,245 million.
(4)	Relating mainly to commitments to transport petrochemical products amounting to EUR 69 million and commitments to transport L.P.G. amounting to EUR 34 million.

b.	Firm commitments giving rise to cash inflows:

	Millions of Euros
	2006	2007	2008	2009	2010	Subsequent Years	Total
Services	22	23	22	21	21	32	141

Transport/transmission commitments (1)	15	15	15	15	15	84	159

Sale commitments	3,655	3,307	2,795	1,886	1,629	13,786	27,058
Crude oil	10	10	10	—	—	—	30
Natural gas (2)	2,143	1,875	1,821	1,510	1,337	12,136	20,822
LPG	735	735	577	148	82	571	2,848
Other	3	6	1	1	1	4	16
Oil products	487	407	109	59	41	199	1,302
Petrochemical products	277	274	277	168	168	876	2,040

	3,692	3,345	2,832	1,922	1,665	13,902	27,358

Note: The commitments detailed in the foregoing table are commercial agreements in which fixed total amounts are not stipulated. These commitments were quantified using Repsol YPF’s best estimates.

(1)	Relating mainly to the transport of YPF crude oil amounting to EUR 155 million.
(2)	Including mainly YPF natural gas sale commitments on the domestic market amounting to EUR 7,668 million, commitments to sell gas from Trinidad and Tobago amounting to EUR 4,292 million, the sale commitments to the Gas Natural Group for the portion of the Group that Repsol YPF does not own amounting to EUR 2,428 million, the portion of the Gas Natural Group’s commitments attributable to Repsol YPF amounting to EUR 2,260 million, commitments to sell gas from Bolivia amounting to EUR 2,030 million and commitments to sell gas to Bahía Bizkaia Electricidad for the portion of the company that Repsol YPF does not own amounting to EUR 1,370 million.

Other commitments and contingencies

Company management considers that there are currently no lawsuits, disputes or criminal, civil or administrative proceedings involving the Company, the companies in its Group or anyone holding administrative or management posts (the latter, to the extent that they could involve the Company or its Group) which, given their amount, could have a significant impact on the consolidated financial statements and/or the financial position or profitability of the Group.

Nonetheless, it is important to note the following in relation to the litigious situations in which the Repsol YPF Group is involved:

United States of America

The following list is a brief description of certain potential environmental and other liabilities of Maxus Energy Corporation (“Maxus”, a subsidiary of YPF which became an indirect subsidiary of Repsol YPF following the acquisition of YPF) which relate mainly to the 1986 sale of the former chemicals subsidiary of Maxus, Diamond Shamrock Chemicals Company (“Chemicals”), to a subsidiary of Occidental Petroleum Corporation (“Occidental”). Under the shares sale and purchase agreement executed on occasion of the sale, Maxus assumed certain liabilities relating to past operations of Chemicals. Tierra Solutions Inc. (“Tierra”, a subsidiary of YPF) has taken on practically all of Maxum’s former obligations to Occidental in relation to Chemicals.

At 31 December 2005, the Repsol YPF Group, through YPF Holdings Inc., had recorded provisions for approximately USD 95 million (EUR 80 million) to cover all significant risks relating to the environmental liabilities taken on under the shares sale and purchase agreement. Repsol YPF considers such provisions to be sufficient to cover all the significant risks until such risks can be reasonably estimated. However, changes in the current circumstances, including the disclosure of damage to the environment could increase the liabilities in the future.

Newark, New Jersey. Tierra, on behalf of Occidental, is performing various works and conducting various studies and developments relating to the former agrochemical plant of Chemicals in Newark, including most notably:

•	Under an agreement of compromise between the U.S. Environmental Protection Agency (“EPA”), the Department of Environmental Protection and Energy of New Jersey (“DEP”) and Occidental, as the successor of Chemicals, Tierra built the remediation facility at the former Chemicals plant and is waiting for the EPA to approve the completion of construction. Repsol YPF recorded a provision for the full amount of the estimated cost of completing the optimisation phase and, thereafter, carrying on the relevant operation and maintenance activities for a period of 10 years starting on 1 January 2005.

•	Certain studies have indicated that sediment in the Newark Bay, including the Passaic River near the former Chemicals plant in Newark, are polluted with hazardous chemical substances from various sources. Under an agreement with the EPA, Tierra is conducting studies along a six-mile stretch of the Passaic River near the location of the plant. Tierra expects to complete these studies in 2005.

•	The EPA and other agencies are promoting a collective effort known as the Passaic River Restoration Project (“PRRP”) aimed at dealing with environmental issues in the Lower Passaic River. Tierra has agreed, together with other entities, to participate in the remediation research and in the viability study of the PRRP.

•	In 2003 the DEP issued a Directive aimed at dealing with the damage to natural resources supposedly resulting from nearly 200 years of commercial and industrial development along 17 miles of the Lower Passaic River and a part of its basin. Although all or part of the Lower Passaic Rover was designated as a Superfund and is covered by the PRRP, the DEP has declared its jurisdiction over the matter. Maxus and Tierra, among others, filed the relevant allegations to the Directive. Conversations were initiated between the DEP and the parties involved, with a view to reaching an agreement.

•	In February 2004, the EPA and Occidental executed an administrative consent order relating to Newark Bay. Under the Order, Tierra, on behalf of Occidental, agreed to conduct tests and studies, the nature and scope of which must be approved by the EPA, to characterise the polluted sediments and flora and fauna of the Bay.

At 31 December 2005, the provision recorded to cover these activities amounted to USD 18 million (EUR 15 million). Until the studies are concluded and analysed, Repsol YPF cannot estimate the additional costs which could be incurred on these matters.

Hudson County, New Jersey. Tierra, on behalf of Occidental, is conducting various works, studies and developments relating to the former chemical plant which engaged in the processing of chromium ore in Kearney including, most notably, the following:

•	According to the DEP, chromium ore waste from these plants, including the Chemicals plant, was used as fill material in various sites in Hudson County. Pursuant to an administrative consent order between the DEP and Occidental (as the successor of Chemicals), Tierra is carrying out research and remediation work on some of the sites with chromium ore waste in Kearney and Secaucus, New Jersey. It is also providing financial guarantees for USD 20 million. The total remediation cost is uncertain.

•	In June 2004 the DEP stated its intention to conduct tests on the sediments in a portion of the Hackensack River near the former Kearney plant. Tierra and other interested parties are holding conversations with the DEP in relation to this matter.

•	On 3 May 2005, the DEP undertook two actions relating to chromium sites in Hudson and Essex Counties. First, it issued a Directive to former chromium producers, including Maxus and Occidental,

ordering these entities to clean up the waste generated by the processing of chromium ore at three sites in the city of Jersey and to conduct a study by paying the DEP a total of USD 20 million (EUR 17 million). Secondly the DEP filed a complaint at the State courts claiming, inter alia, the clean-up of various sites where similar waste supposedly exists, the reimbursement of previous costs and, in relation to 18 sites, significant damages. Repsol YPF deems both the Directive and the complaint to lack substantial grounds with respect to Maxus and/or Occidental. The parties have initiated preliminary conversations with a view to reaching an agreement.

At 31 December 2005, the provision recorded in this connection amounted to USD 25 million (EUR 21 million). Until the investigations and testing programs are completed Repsol YPF cannot estimate the additional costs which might be incurred in this connection.

Painsville, Ohio. Tierra, on behalf of Occidental, is conducting remediation research and studies, and performing other work relating to the former Chemicals manufacturing facilities in Painsville. In general, this work relates to the Director’s Final Findings and Order (the “Order”) issued by the Ohio Environmental Protection Agency (the “OEPA”). The OEPA approved some of the work, including the remediation of a former cement plant and of an aluminium foundry. Other work is being performed with a real estate agent for the possible development of a part of the site. At 31 December 2005 the provision recorded for the estimated share in the research, studies and work costs amounted to USD 13 million (EUR 11 million). It is currently impossible to estimate the scope and nature of any research, remediation or additional work that may be required.

Greens Bayou, Texas. Following the resolution of a complaint filed by the Port of Houston, the defendants submitted their relevant liabilities to arbitration. The initial award required Maxus and Tierra, on behalf of Occidental and as the successors of Chemicals, to pay the remaining defendants approximately USD 26 million, plus any interest, and to pay approximately 70% of certain future remediation costs. In relation to the first part of the award, Maxus and Tierra paid approximately USD 28 million through a fiduciary account in December 2004. Maxus and Tierra have requested a review of the initial award, as part of the arbitration process and, independently, have appealed the award at court. At 31 December 2005, the provision recorded in this connection amounted to USD 26 million (EUR 22 million). The defendants have reached a preliminary agreement to resolve the matter, although the agreement cannot be ensured until it receives the necessary approvals and is executed in writing.

Miscellaneous. Other situations with an impact on Tierra and Maxus include, most notably, the following:

•	Occidental, as the successor of Chemicals, has been designated the potentially responsible party for certain third-party sites where hazardous substances from Chemicals operations supposedly ended up. No estimate can be given at this time of the costs that could be incurred by Chemicals in relation to some of these sites. Provisions have been recorded for USD 3.1 million (EUR 2.6 million) for the estimated costs relating to some of the others.

•	A subsidiary of Occidental filed suit at a court in Ohio requesting a ruling on the parties’ right in connection with the obligations for certain costs supposedly relating to the Chemicals plant in Ashtabula, Ohio, as well as other costs. The parties have initiated conversations with a view to reaching an agreement.

•	In 2002 a subsidiary of Occidental filed suit against Maxus and Tierra at a court in Dallas, Texas requesting a ruling on the obligation of Maxus and Tierra to defend and indemnify Occidental in relation to certain past obligations of Chemicals deriving from the manufacture of products, notwithstanding the fact that (a) the shares sale agreement stipulates a 12-year limit on defence and indemnities in relation to most of the lawsuits and (b) Tierra is not a party to that agreement. This matter will be submitted to judgment during the first quarter of 2006.

•	There are other sites and matters in relation to which Maxus agreed to defend Occidental, as the successor of Chemicals. Nonetheless, none of these sites or matters is expected to have a material adverse effect on the financial position of Repsol YPF.

•	The New Jersey Department of Environmental Protection and the Administrator of the Spill Compensation Fund of New Jersey, USA (the “Complainants”) have filed suit at a court in Essex County, New Jersey against Occidental Chemical Corporation, Tierra Solutions Inc., Maxus Energy Corporation, Repsol YPF S.A. (“Repsol”), YPF S.A. (“YPF”), YPF Holdings Inc. and CLH Holdings (collectively, the “Defendants”), although notice of the complaint has yet to be serve on Repsol and on YPF. The matter has been forwarded to the Federal Courts of New Jersey.

The Complainants report infringements of the Spill Compensation and Control Act and of the Water Pollution Control Act, losses and violation of property in relation to a site in Newark, New Jersey supposedly operated by the Defendants. The Complaints ask to have all Defendants held liable for cleaning up the Passaic River and for the following unspecified amounts: (1) costs incurred on the lawsuit, (2) costs of restoring the property, (3) losses relating to the alleged pollution of the river and reduction in property value, (4) costs of evaluating, restoring and replacing the damaged natural resources, and (5) expenses incurred the State of New Jersey relating to the alleged pollution of the River.

Class Action suits. Reduction of reserves: As from the communication on 26 January 2006 of the reduction of the Group’s reserves by 1,254 million barrels of oil equivalent (see Note 14), which entailed a 25% negative adjustment to proved reserves originally informed at 31 December 2004, it has become known through articles in the press that various suits (“class action complaint securities laws”) have been filed against Repsol YPF, S.A., but no notice thereof has been served to date.

Ecuador

The General State Controller’s Office conducted a special examination of Petroecuador for adjustments in the differential of oil quality and transportation in the Trans-Ecuadorian Oil Pipeline System (Sistema de Oleoducto Trans-Ecuatoriano or SOTE) between January 1997 and March 2000. A marginal note was recorded against Repsol YPF for 2.5 million barrels, equal to USD 60.6 million, according to the valuation made at that time by the Controller’s Office. The Company appealed the marginal note at the District Judicial Review Court, which handed down a judgment on 15 September 2005. The judgment dismissed the appeal by Repsol YPF and declared the appealed administrative assessments to be valid. This judgment has been appealed in cassation at the Supreme Court and, accordingly, has not yet been enforced.

On 30 January 2001, Repsol YPF Ecuador S.A. and Oleoducto de Crudos Pesados Ecuador S.A. executed the Second Amendment and Codification of the Initial Shipper Transportation Agreement. Pursuant to this agreement, Repsol YPF Ecuador S.A. reserved Guaranteed Capacity in the crude oil pipeline equivalent to one hundred thousand (100,000) barrels of oil per day, the payment obligation becoming effective as from October 2003. Currently 30,000 of the 100,000 barrels are being transported but the differential is tax deductible. The Guaranteed Capacity obliges Repsol YPF Ecuador S.A. to transport or pay the transportation tariff per barrel of this capacity reserve in the crude oil pipeline (Ship or Pay Tariff or SOP). The obligation to pay the SOP tariff matures in 2018, while Repsol YPF Ecuador S.A.’s concession in Block 16 (which is the production being transported through the crude oil pipeline) finalises in 2012. The production deficiency for the 2012—2018 period has been quantified at USD 222 million (EUR 188 million), for which a provision has been recorded.

Trinidad & Tobago

In November 2005 Atlantic L.N.G. 2/3 Company of Trinidad and Tobago Unlimited notified Repsol YPF, S.A. of a request for arbitration aimed at the renegotiation of prices under the agreements for the sale and purchase of L.N.G. from Trains 2 and 3 in force between the aforesaid company and Repsol YPF, S.A. The arbitrators have not yet been appointed nor has the statement of disputes been agreed. For this reason there is not yet sufficient information for valuing potential outcome and risk.

Mexico

In ordinary civil proceeding 72/04 brought by Diputados Federales y Senadores de la Quincuagésima Novena Legislatura del Congreso de la Unión (Federal Representatives and Senators of the Fifty-ninth

Legislature of the Congress of the Union), the plaintiff argued that the public works contract based on unit prices executed with PEMEX was legally void due to being a simulated legal transaction used to conceal the execution of an exploitation contract. Notice of the suit was served on Repsol Exploración México, S.A. de C.V. and on Repsol Exploración, S.A. It was resolved in a final judgment, issued within the direct appeal for protection filed by the plaintiff, that the legislators who signed the complaint lacked the legal personality and interest required to make the claims set forth in the document that gave rise to the proceeding.

Bolivia

In May 2005 the National Congress of Bolivia approved a new Oil and Gas Law stipulating a new legal framework and affecting various aspects of the legal regime under which the Repsol YPF Group had been operating.

In August 2005 suit was filed against various Bolivian companies, including Andina SAM, known as “Acción de Puro derecho”, with a view to having the shared risk agreements executed in order to carry out transactions in Bolivia declared void and invalid.

At the date on which these financial statements were prepared and according to the available information, the foregoing aspects are not deemed to have a significant impact on the consolidated financial statements at 31 December 2005.

Argentina

a)	By virtue of the YPF Privatisation Law, the Argentine State took on certain obligations that YPF had at 31 December 1990. Decree 546/93, relating to the Privatisation Law, stipulated certain limits on the assumption by the Argentine State of the costs borne by YPF for legal services for the defence of the aforesaid obligations. The Argentine State is to take on those costs provided that the compensation stipulated in the agreements is fixed and does not depend on the amount of the claims made. YPF is obliged to keep the Argentine State informed of any claim against YPF deriving from the obligations assumed by the Argentine State. In certain claims relating to acts or events prior to 31 December 1990, YPF has been required to advance the payment of the amounts stipulated in certain court decisions. YPF considers that it is entitled to be reimbursed for these payments by the Republic of Argentina.

b)	On 22 March 1999, notice was served on YPF of Resolution 189/99 by the Argentine Secretariat of Industry, Commerce and Mining, under which the company was fined 10 million pesos for alleged abuse of dominant position in the Argentine bulk L.P.G. market through the practice of price discrimination between exports and domestic market sales between 1993 and September 1997. In July 2002, the Supreme Court upheld the fine, which was paid by YPF.

On 22 March 1999, Decision 189/99 of the National Antitrust Commission (Comisión Nacional de Defensa de la Competencia or “CNDC”) ordered the commencement of an investigation to check whether the penalised abuse of dominant position had been repeated between October 1997 and March 1999. On 19 December 2003, the CNDC concluded the investigation and accused YPF of abuse of dominant position during that period.

On 20 January 2004, YPF submitted its defence, requesting the annulment of the decision, basing its claims on the fact that the alleged administrative infringement had become statute-barred, on procedural defects and on other substantive matters.

The claim that the infringement is statute-barred should be successful according to the position taken by the Argentine Supreme Court in the case conducted against YPF for abuse of dominant position in the L.P.G. market between 1993 and 1997, pursuant to which the statute of limitations on administrative infringements (investigated pursuant to Law 22.262) such as those of which YPF is accused, is equal to two years. YPF holds that the law applicable to the case is Law 22.262, rather than Antitrust Law 25.156, since the conduct of which it is accused took place prior to 29 September 1999, on which date the latter came into force.

YPF filed appeals at the National Appellate Court for Criminal and Economic Matters: (i) on 29 July 2003, prior to the CNDC’s rejection of the request for the annulment of the resolution giving rise to the summary proceedings, without first resolving YPF’s claim that the statute of limitations had expired; (ii) and on 4 February 2004, due to the CNDC’s rejection of the request for the annulment of the resolution giving rise to the accusation for lack of majority and pre-judgment.

The National Appellate Court for Criminal and Economic Matters finally dismissed YPF’s claim of a lack of majority in the adoption of the appealed resolution. Also, on 31 August 2004, YPF appealed the CNDC’s decision to reject the claim that the statute of limitations had expired. The CNDC admitted the appeal and forwarded the proceedings to Chamber 2 of the National Appellate Court for Federal Civil and Commercial Matters and, consequently, avoided the prior intervention of Chamber B of the National Appellate Court for Criminal and Economic Matters. As soon as YPF is notified of the admission of the appeal for consideration, it may submit grievances. On 3 March 2006 the CNDC handed down an interim ruling on the evidence adduced by YPF in the summary proceedings.

c)	On 20 April 2004 YPF was notified of a request for arbitration filed by CMS ENSENADA S.A. pursuant to the agreement for the supply of electricity and steam to the La Plata Refinery executed on 16 August 1995 between YPF and Energía y Vapor S.A.—CMS Ensenada S.A., UTE (thereafter succeeded by CMS ENSENADA S.A.). The plaintiff claims that the payment of the supplies should be made in the currency originally agreed (USD) and not in Argentine pesos, holding that the conversion of foreign currency obligations into pesos as provided in the Emergency Law is unconstitutional. YPF is currently preparing the answer to the request and collecting the relevant information.

d)	Although it has not received any formal notice whatsoever, YPF has certain information regarding a criminal proceeding brought by the Secretary of Environmental Policy of the Province of Buenos Aires due to an apparent worsening of the water quality in the west canal adjoining the La Plata Refinery: inter alia, for potential damage to health due to the existence of volatile particles and hydrocarbons and the breach of a remediation plan for the canals.

e)	In December 2002, YPF brought declaratory action at an Argentine Federal Court requesting clarifications on the uncertainty arising from opinions and statements made by various official advisory bodies which were of the opinion that the right held by the oil and gas industry over the unrestricted availability of up to 70% of the currencies from oil and gas exports, established in Decree 1589/89, had been implicitly repealed by the new exchange regime established by Decree 1606/02.

On 9 December 2002, YPF obtained injunctive relief whereby the Argentine State, the Central Bank of the Republic of Argentina and the Minister of Economy were ordered to refrain from taking any action which could interfere with YPF’s entitlement to and use of 70% of the foreign currencies from its oil and gas exports. Subsequent to the publication of Decree 2703/02, YPF extended its request for clarification with a view to resolving any doubt that might be raised by said Decree. On 1 December 2003, the National Appellate Court for Administrative Matters resolved that Decree 2703/02, which permitted companies in the oil and gas industry to keep abroad up to 70% of the revenues from exports, made the injunctive relief unnecessary. In any case, the decision of the National Appellate Court was silent with respect to the applicability of the exemption from the obligation to convert revenues from export activities carried on by oil and gas companies into national currency.

On 15 December 2003, YPF filed a motion for clarification, asking the court to clarify whether the exemption was applicable to oil and gas companies between the date of issue of Decree 1606/01 and that of Decree 2703/02. On 6 February 2004, the National Appellate Court dismissed the motion of YPF, indicating that Decree 2703/02 was sufficiently clear and upheld the cancellation of the injunctive relief which prohibited the Central Bank and the Ministry of Economy from interfering with the YPF’s entitlement to revenues in foreign currency. Having regard to the existence of a valid new special system permitting the unrestricted availability of up to 70% of the foreign currencies from oil and gas exports, YPF deemed it advisable to discontinue its action for reasons of procedural strategy. In any case, in the light of the Central Bank’s requirement for the conversion of foreign currency from exports carried out since the issue of Decree 1606/01 and the coming into force of Decree 2703/02, YPF could appeal it through the relevant administrative procedures in addition to requesting injunctive relief.

f)	Though SCC Provision 27/04, the Secretariat of Energy established the Programme for the Rationalisation of Natural Gas Exports and the use of Shipping Capacity, which required cutbacks on natural gas exports with a view to satisfying the Argentine domestic market. The Programme was replaced by the Supplementary Programme for Supplying the Domestic Natural Gas Market approved by Resolution SE Nº 659/04, under which the Argentine State required producers/exporters to inject additional volumes (“Additional Injection”) of natural gas into the domestic market to supply the demand of certain domestic consumers. Additionally Resolution SE Nº 752/2005 provided that industrial users and fossil fuel generators (as well as the body in charge of dispatching electricity) could request volumes of gas by submitting standardised irrevocable offers on the Electronic Gas market. Should those standardised irrevocable offers remained unsatisfied, the users could apply to the Secretariat of Energy for the supply of natural gas through Permanent Additional Injections (“Permanent Additional Injections”) required of the producers/exporters. Resolution SE Nº 752/05 and its supplementary provisions also established a similar system for assigning Permanent Additional Injections to fill the unsatisfied demand of compressed natural gas (“CNG”) stations. These additional volumes (Additional Injection and Permanent Additional Injections) are not set forth in contractual undertakings, forcing YPF to make the authorised exports under the relevant agreements and permits, whose performance has been conditioned by the aforesaid program. YPF appealed these measures. However, in the absence of a favourable resolution, YPF was obliged to comply with them in order to avoid greater losses for the company and its export customers. In this connection YPF informed its customers that the aforesaid Resolutions and the measures set forth therein constitute an event of force majeure which releases YPF from any contractual or extracontractual liability deriving from the failure to deliver the volumes of gas stipulated under the relevant agreements. This view was rejected by its customers who claim the payment of damages and/or penalties for breach of supply undertakings, reserving their rights to file future claims. One of the customers billed YPF for damages under a “deliver” or “pay” clause, which invoices have been rejected by the company.

g)	On 21 January 2005, YPF was notified of a request for the appointment of arbitrators filed by Endesa. On 27 June 2000 Endesa and YPF executed an agreement for the sale of gas at a “Maximum Daily Quantity” (MDQ) of 900,000 m3/day, with the option to increase the MDQ by another 900,000 m3/day. The increase of the MDQ was subject to the following conditions precedent: (i) Endesa must exercise the option and (ii) YPF must obtain the relevant export permit for the increase. On 14 July 2000, Endesa exercised the option. Nonetheless, the export permit was denied by the Secretary of Fuels on 25 October 2001. The two parties appointed their arbitrators. On 15 February 2006 YPF received the notice of the arbitral claim. This amount claimed, at 31 December 2005 was USD 32 million (EUR 27 million). The arbitral claim also estimated that the amount of future damage calculated through the first half of 2015 would total USD 322 million (EUR 273 million).

h)	In January 2003, Candlewood Timber Group LLC, a subsidiary of Forestal Santa Bárbara S.R.L. (“FSB”), filed suit at a court in Delaware, USA, against Pan American Energy LLC (“PAE”), operator of the joint venture (in which YPF has a 22.5% shares) that manages the current operating concession in the area of Acambuco, in the Salta Province. The complainant claims damages to its reforestation business in that area, occasioned, inter alia, by the presumed uncontrolled cutting of forest vegetation and the destruction of thousands of deciduous trees. Should the claim be admitted and unless there has been serious negligence on the part of the operator, YPF would be deemed liable pro rata to its share in the joint venture. The claimant also asks to have the joint venture ordered to carry out the environmental remediation activities. The amount of the claim has not yet been determined, although on 7 January 2002 PAE received a notice from FSB claiming 50 million Argentine pesos (EUR 14 million).

The proceedings are currently being conducted by the Courts of Delaware following the decision of the Delaware Supreme Court to admit the jurisdictional authority together with that of the Argentine Courts, which decision has been appealed at the US Supreme Court.

i)	In October 2002 YPF and Repsol YPF Gas were notified of a complaint filed by Autogas, S.A. The answer to the complaint was filed on 12 December 2002. Autogas, S.A. claims damages amounting to approximately 117 million Argentine pesos (EUR 33 million) which, at current values, amount to 357 million pesos (EUR 100 million). The complaint is based on YPF’s alleged exercise of dominant position on the L.P.G. market, claming breach of contract and infringement of the trademark law between 1994 and 1997. YPF deems the complaint to lack substantial support and that the documents filed in the proceedings to date have not proved the causal relationship between the alleged conduct and the damages claimed.

j)	In May 2002, the National Navy Retirement Centre filed suit against Repsol YPF claiming that the defendant be ordered to remedy the supposed ecological damage caused by the activity of the La Plata refinery to the waters of the Río de la Plata, Río Santiago, and Pluma Río Santiago. The complaint estimated the remediation cost to amount to approximately USD 1,391 million (EUR 1,175 million). YPF deems that most of the environmental damage claimed by the plaintiff, should it be proved, would have been caused by actions carried out prior to the privatisation of YPF and, accordingly, would be the exclusive liability of the Argentine State pursuant to the YPF Privatisation Law. Please note that, although the complaint appears to have been filed against Repsol YPF, this is actually thought to be an error and the complaint is deemed to have been filed against YPF. The complaint was filed on 22 May 2002 and, to date, no notice thereof has been served.

k)	Under the agreement for the sale and purchase of shares in Electricidad Argentina, S.A. and Empresa Distribuidora y Comercializadora del Norte, S.A., executed on March 31, 2001 between Endesa Internacional, S.A. and Astra Compañía Argentina de Petróleo, S.A., as vendors, and EDF Internacional, S.A. (“EDF”), as purchaser, EDF initiated an international arbitration procedure in July 2002 against Endesa Internacional, S.A., Repsol YPF and YPF, pursuant to the Arbitration Regulations of the International Chamber of Commerce. In its claim, EDF asked to have the defendants be ordered, on a joint and several basis, to pay USD 69 million (EUR 58 million) as a price adjustment due to the elimination of parity between the Argentine peso and the US dollar prior to 31 December 2001.

YPF deems that EDF’s claim to lack substantial support, basing its position on the fact that parity was not eliminated until January 2002 and that, accordingly, EDF is not entitled to the adjustment claimed. YPF also filed a counterclaim against EDF for USD 14 million (EUR 12 million) for the revision of the sale price.

In turn, Repsol YPF filed an exception claiming a lack of standing to be sued based on the fact that it was not party to the share sale and purchase agreement. This exception was upheld by the Arbitral Tribunal on 11 February 2005.

l)	Suit was filed against YPF in Argentina by the Neuquén Indian Confederation, the Mapuche Paynemil Grouping, Lof Comunidad Kaxipay and 95 individual member of these associations for USD 457 million (EUR 386 million) claiming damages for supposed contractual liabilities and hypothetical environmental damage and personal injuries deriving from the activity of YPF in the Loma La Lata-Sierra Barrosa region in the Neuquén Province of Argentina. Of the total amount of the claim, USD 306 million (EUR 258 million) are for remediation purposes. YPF served notice of this claim on the Argentine State, pursuant to the Privatisation Law. The company deems the complaint to lack substantial support.

m)	On 17 November, 2003 the CNDC requested explanations from a group of nearly 30 natural gas producers, including YPF, in relation to the following matters: (i) inclusion of clauses restricting competition in agreements for the sale and purchase of natural gas; and (ii) observations regarding gas imports in Bolivia, emphasising (a) the former agreement between the State YPF and YPFB (the Bolivian oil company), now expired, under which (according to the CNDC) YPF sold Bolivian gas in Argentina for less than the acquisition cost, and (b) the frustrated attempts to import gas from Bolivia made in 2001 by the marketer Duke y Distribuidora de Gas del Centro. On 12 January 2004, YPF submitted the relevant explanations.

On 20 January 2005 YPF was notified of the Resolution of the CNDC dated December 2, 2004, in which it rejected the exception of “non bis in idem” put forth by YPF on grounds that ENARGAS was not authorised to resolve the matter when the Enargas Resolution 1.289 was issued, in which the commencement of preliminary investigations was ordered.

n)	In October 2002 YPF was notified of complaints filed by residents in the vicinity of a YPF service station claiming approximately USD 21 million (EUR 18 million) for damages supposedly caused by a product leak.

o)	On November 7, 2003, the former national representatives Arturo Lafalla and Ricardo Falu, inter alia, filed a complaint at the CNDC against YPF for abuse of dominant position on the bulk L.P.G. market during 2002 and part of 2003. The conduct complained against consists of selling bulk L.P.G. on the domestic market at prices higher than export prices, thus restricting the availability of the product on the domestic market. On 15 December 2003 the CNDC decided to forward the complaint to YPF and request explanations, which were submitted on 21 January 2004. The main arguments put forth as support are the absence of any restriction whatsoever of the L.P.G. supply on the domestic market by YPF and the fact that the domestic demand during that period may have been supplied with the production of YPF’s competitors, for which reason the market share of YPF cannot be classed as dominant position. The CNDC is now to decide whether to accept YPF’s explanations or to initiate the relevant summary proceeding.

p)	On 29 March 2004 the Neuquén Province filed a complaint for an unspecified amount against YPF, in which it claimed the payment of indemnification for easements on provincial tax exempt lands forming part of certain areas granted to YPF as concession holder of oil and gas operating rights. It also claimed indemnification for the use of certain materials, contending that YPF had mined them from tax exempt lands, and for losses incurred on the supposed interference caused by YPF’s activities in the execution of irrigation works in the Loma La Lata oilfield. YPF answered the complaint, asking to have it rejected on grounds that, pursuant to certain Articles of the Mining Code, such easements are free of charge. It also held that the materials existing on tax exempt lands are of common use as long as the Province has not granted rights thereto to third parties. With respect to the supposed interference in the execution of irrigation works, YPF contended that the regular exercise of easement rights entails restrictions on use by the owners and that, furthermore, this complaint is not supported by evidence included in the files.

q)	The Patagonian Association of Landowners (Asociación de Superficiarios de la Patagonia or ASSUPA) filed suit against the concession holders of the operation and permit holders of the exploration of the Neuquén River Basin, including YPF, S.A., asking to have them ordered to remedy the collective environmental damage supposedly caused and to take the necessary measures to avoid environmental damage in the future. The amount claimed is higher then 550 million pesos (EUR 154 million). The plaintiff requested injunctive relief whereby the defendants are ordered to refrain from carrying on activities with an impact on the environment, which was rejected by the Argentine Supreme Court. The defendants filed an exception claiming a legal defect with a view to having the Court order the plaintiff to describe the events on which it bases its claim, to identify the damage which is to be remedied, as well as the causal relationship between those events and that damage, in order to permit the defendants to answer the claim and specify the events and circumstances which are to be disputed and proved in court. The filing of the exception caused the deadline for answering the claim to be held in abeyance.

r)	A group of 264 residents in the vicinity of the La Plata refinery filed a collective claim in the case known as “Abreo, Jacinto and others vs. YPF S.A. regarding damage and losses” for an amount currently totalling ARP 46 million (EUR 13 million), as an indemnity for the deterioration of quality of life and damage to the environment arising from the Refinery’s activities. It as answered by asking to have the claim rejected.

s)

The Union of Users and Consumers claim from Repsol YPF, SA the return of sums supposedly overcharged to consumers of bottled L.P.G. during the 1993/2001 period, as a surcharge on the product on the domestic market over export prices. Although the case currently involves an unspecified amount, there is a clear reference to the fact that the damage occasioned during the 1993/1997 period would amount to the 91 million pesos (EUR 26 million) referred to in Resolution 189/99 mentioned in paragraph b) above. Although the complaint was erroneously filed against Repsol YPF SA, it could be corrected and filed against YPF SA. It is important to note that, based on a reasonable interpretation of the legislation in force on the matter, the action relating to most of the period involved in the claim would be statute-barred. Repsol YPF, SA has filed various points of defence, such as the exception claiming expiration of the statute of limitations and the lack of legal standing to be sued. The court conducting the proceeding declared itself to lack jurisdiction and decided to have the proceeding dismissed, which decision was appealed by the plaintiff and is to be resolved by the Federal Chamber.

t)	The Neuquén Province filed suit against YPF S.A. and another 17 oil companies at the Federal Court of the Province, asking to have the companies ordered to settle the oil and gas tax on sales of oil and gas according to the international listed price per barrel of crude oil, regardless of whether sales are made to the local market or abroad, attempting to support this claim with Article 6 of Law 25.561. The plaintiff also requested injunctive relief whereby the defendants were ordered to settle the tax according to their request. The Federal Judge, after ordering the injunctive relief, clarified that it referred to the tax on oil and gas subject to export duties and did not include the settlement of tax on oil and gas traded on the local market and, accordingly, it was appealed by the Neuquén Province. YPF S.A. has asked the Argentine Supreme Court to rule that the case brought at the Federal Court and the injunctive relief ordered by that Court fall under to the original and exclusive jurisdiction of the Supreme Court.

u)	On February 20, 2006, Neuquén Province Decrees numbers 225/06 and 226/06 were published in the Official Gazette. The Decrees require the settlement of tax on domestic market sales of oil and gas produced in the Neuquén Province, in line with international prices which are higher than those collected by YPF, thus contradicting the provisions of Law 17.319 and increasing the amount of the tax without lawful justification. The tax system, in particular its determination and settlement, was regulated by the Argentine State, and Decrees numbers 225/06 and 226/06 run counter to the national regime. Consequently, the Decrees are in violation of national legislation and the principle of the supremacy of national legislation over provincial legislation (Article 31 of the National Constitution of the Republic of Argentina), this being a case of legislation penalised by the National Congress by virtue of the attributions provided for under Article 75 inc. 12º CN. The courses of action to be taken are currently being analyzed based on the foregoing, and the bringing of action at the Argentine Supreme Court is foreseen, asking to have the aforesaid Decrees rendered null and void and for injunctive relief whereby the Province is prevented from filing suit to enforce tax payments determined pursuant to Decrees 225/06 and 226/06.

v)	A group of residents in the vicinity of the La Plata refinery filed a claim in the case known as “Salagre, Petro and others vs. YPF and others regarding the indemnification of damage and loss and environmental remediation” for the environmental remediation of the canals surrounding the La Plata Refinery. They also claim the indemnification of damage and losses they say were caused to them personally (damage to health and nonpecuniary losses) and to their properties by environmental pollution. They attribute the environmental pollution to the activity of YPF before and after its privatisation, for which reason the Argentine State has been summoned to present its defence and eventually to be held liable for the part of the claim referring to activity carried on before the privatisation. Despite the fact that YPF put forth the existence of an environmental liability relating to the Argentine State, there is a possibility of the judgment ordering YPF to meet the expenses of remedying those liabilities. In such case, the Argentine State must be asked to reimburse the remediation expenses for liabilities existing prior to 1 January 1991 since YPF is held harmless pursuant to Law 24.145.

The Repsol YPF Group has other contingent liabilities relating to environmental obligations linked to its habitual activity (see Note 39).

The Company’s directors consider that the provisions recorded adequately cover the risks arising from the contingencies described above.

(38)	DERIVATIVES TRANSACTIONS

38.1)	Fair value hedges

These are hedges of the exposure to changes in the fair value of an asset or a liability recognised for accounting purposes, an unrecognised firm commitment or an identified portion of the aforementioned asset, liability or firm commitment that can be attributed to a particular risk and might affect the profit for the period.

Swaps on crude oil prices

Through its holding in YPF, S.A., Repsol YPF has arranged a swap contract on crude oil prices in order to hedge the current value of crude oil deliveries under a forward sale agreement. By virtue of this swap, the Company will receive floating market prices and pay fixed prices. At 31 December 2005, the contract covered approximately 6 million barrels of crude oil.

This price swap is treated as a fair value hedge of the price of crude oil. At 31 December 2005, the fair value of these hedging instruments was EUR 203 million and they mature in the period from 2006 to 2008.

Interest rate options

In May 2001 REPSOL YPF arranged an interest rate option purchase and sale transaction on a notional amount of EUR 1,000 million tied to the preference shares issued on that date (see Note 18).

The characteristics of these options are as follows:

•	Repsol YPF sold a right by virtue of which it would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on 30 June 2001, the first maturity being on 1 October 2001, and the last on 30 June 2011.

•	Repsol YPF acquired a right by virtue of which it would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By virtue of these interest rate option purchase and sale transactions, the final cost for Repsol YPF of this preference share issue in the first ten years was established at a floating interest rate of 3-month EURIBOR.

Also, in April 2002, effective 30 June 2002, Repsol YPF arranged an interest rate option purchase and sale transaction on a notional amount of EUR 1,000 million tied to the preference shares amounting to EUR 2,000 million issued in December 2001 (see Note 18).

The characteristics of these options are as follows:

•	Repsol YPF sold a right by virtue of which it would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on 30 June 2002, the first maturity being on 30 September 2002, and the last on 31 December 2011.

•	Repsol YPF acquired a right by virtue of which it would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By virtue of these interest rate option purchase and sale transactions, the final cost for Repsol YPF of EUR 1,000 million of the total of EUR 2,000 million relating to the preference shares issued in December 2001 was established for the period from 30 September 2002 to 31 December 2011, at a floating interest rate of 3-month EURIBOR.

These interest rate option purchase and sale transactions on a notional amount of EUR 2,000 million are treated as a fair value hedge of the EUR 2,000 million preference share issue. At 31 December 2005 and 2004, the fair values of these interest rate option purchase and sale transactions were EUR 100 million and EUR 110 million, respectively.

Cross-currency IRS

At 31 December 2005, Repsol YPF, through its investment in Gas Natural, had arranged cross-currency IRS transactions. The detail of these transactions at 31 December 2005, is as follows:

		Maturity						Currencies	Fair Value (Millions of Euros)
Notional		2006	2007	2008	2009	2010	Subsequent Years
104.3	million Brazilian reais	18.8	25.0	43.2	17.3	0.0	0.0	USD/BRL	(17.0)
48.1	million US dollars	48.1	0.0	0.0	0.0	0.0	0.0	EUR/USD	1.0

Foreign exchange forward contracts

At 31 December 2005, Repsol YPF, through its investment in Empresas Lipigas S.A., had arranged foreign exchange forward contracts as fair value hedges of its exposure to foreign currency risk. The detail of these transactions at 31 December 2005, is as follows:

Buy		Sell		Maturity	Fair Value (Millions of Euros)
1.4	million US dollars	696	million Chilean pesos	2006	(0.0)

38.2)	Cash flow hedges

These are hedges of the exposure to variability in cash flows that: i) is attributed to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction ii) could affect profit or loss.

Raw material price hedging transactions

At 31 December 2005, Repsol YPF, through its investment in Gas Natural, had arranged the following natural gas price hedging transactions: i) USD-denominated swaps for a nominal amount of USD 71.9 million maturing in 2006, with a negative fair value of EUR 4.6 million; and ii) EUR-denominated swaps amounting to EUR 2.2 million with staggered maturities until February 2007.

In addition, at 31 December 2005, Repsol YPF, through its investment in Gas Natural, had arranged electricity price hedging transactions amounting to EUR 10.6 million with staggered maturities throughout 2006 and a negative fair value of EUR 0.4 million.

Interest rate transactions

i.	Interest rate swaps

At 31 December 2005, the Repsol YPF Group held the following interest rate swaps as hedges:

		Maturity						Fair Value (Millions of Euros)
Notional		2006	2007	2008	2009	2010	Subsequent Years
860	million euros (*)	1.2	40.9	0.3	0.3	0.3	817.1	(317.3)
617	million Mexican pesos	308.5	0.0	308.5	0.0	0.0	0.0	(0.9)
61	million US dollars	2.8	3.4	4.0	4.0	16.0	30.8	(4.5)

(*)	This amount consists mainly of the designation of EUR 674 million as cash flow hedges in relation to euro preference share issues made by Repsol International Capital and EUR 147.1 million of interest rate swaps classified as cash flow hedges through Repsol YPF’s ownership interest in Gas Natural.

ii.	Interest rate options

At 31 December 2005, Repsol YPF, through its investment in Gas Natural, had arranged interest rate options, the detail being as follows:

	Notional (Millions of Euros)	Maturity						Fair Value (Millions of Euros)
Instrument		2006	2007	2008	2009	2010	Subsequent Years
Collar	15.4	1.5	1.2	1.5	4.6	1.5	4.9	(0.3)
Barrier collar	1.2	0.0	0.0	0.0	0.0	0.0	1.2	0.0

Foreign exchange rate transactions

•	Forward contracts

At 31 December 2005, Repsol YPF, through its investment in Bahía de Bizkaia Electricidad, S.L., had arranged forward cash flow hedging transactions to hedge its exposure to foreign exchange risk. The detail of these transactions at 31 December 2005, is as follows:

Buy		Sell		Maturity	Fair Value (Millions of Euros)
25.0	million US dollars	19.5	million euros	2006-2015	(0.2)

These transactions mature at an annual rate of USD 2.5 million on a straight-line basis from 2006 to 2015.

Also, at 31 December 2005, Repsol YPF, through its investment in Gas Natural, had arranged forward cash flow hedging transactions to hedge its exposure to foreign exchange risk. The detail of these transactions at 31 December 2005, is as follows:

		Maturity						Currencies	Fair Value (Millions of Euros)
Notional		2006	2007	2008	2009	2010	Subsequent Years
369.5	million US dollars	369.5	0.0	0.0	0.0	0.0	0.0	EUR/USD	3.1

•	Cross-currency IRS

At 31 December 2005, Repsol YPF, through its investment in Gas Natural, had arranged cross-currency IRS transactions. The detail of these transactions at 31 December 2005, is as follows:

		Maturity						Currencies	Fair Value (Millions of Euros)
Notional		2006	2007	2008	2009	2010	Subsequent Years
17.9	million US dollars	0.0	0.0	0.0	17.9	0.0	0.0	ARP/USD	0.9

38.3)	Hedges of a net investment in a foreign operation

These are hedges of the foreign currency exposure relating to the Group’s interest in the net assets of the foreign operation.

Following is a detail of the various financial derivatives outstanding at 31 December 2005:

a)	Forward contracts

Repsol YPF arranges forward contracts as part of its overall strategy to manage its exposure to foreign exchange risk on investments.

The nominal value, maturity and fair value of these financial instruments at 31 December 2005, were as follows:

Buy		Sell		Maturity	Fair Value (Millions of Euros)
2,228	million euros	2,686	million US dollars	2006	(32.3)

b)	Cross-currency IRS

The Repsol YPF Group hedges its foreign currency assets and liabilities by using cross-currency IRS, through which debt denominated in euros is converted into debt in US dollars.

The nominal value, maturity and fair value of these financial instruments at 31 December 2005, were as follows:

Notional	Maturity	Foreign Currency Debt	Fair Value (Millions of Euros)
2,925 million euros	2006-2014	US dollars	625.1

38.4)	Other derivatives transactions

Repsol YPF has also arranged certain derivatives to manage its exposure to interest rate risk, foreign exchange risk and price risk that do not qualify for hedge accounting:

•	Natural gas price transactions

These relate to the contract entered into by Empresa Petrolera Andina, S.A. and Petróleo Brasileiro, S.A. (Petrobras) in 2002 in order to establish a protection mechanism against fluctuations in the price of the gas relating to the long-term gas sale contract which provides for the supply of gas from Bolivia for sale to the fossil-fuel power production market in Brazil. The aforementioned contract established certain adjusting prices and provided for the subsequent settlement of any differences so arising.

The liability recognised in this connection amounted to EUR 312 million and EUR 176 million at 31 December 2005 and 2004, respectively. The related effect on the consolidated income statement, net of taxes and minority interests, was an expense of EUR 40 million in 2005 and income of EUR 73 million in 2004.

•	Other forward contracts

Repsol YPF has entered into other forward contracts as part of its overall strategy to manage its exposure to foreign exchange risk. The nominal value, maturity and fair value of these financial instruments at 31 December 2005, were as follows:

Buy	Sell	Maturity	Fair Value (Millions of Euros)
741 million euros	880 million US dollars	2006	0.1
1,257 million US dollars	1,055 million euros	2006	5.6
0.9 million pounds sterling	1.5 million euros	2006	(0.0)

Also, at 31 December 2005, the Repsol YPF Group, through its investment in Gas Natural, had arranged the following forward transactions to manage its exposure to foreign exchange risk:

Notional	Maturity	Currencies	Fair Value (Millions of Euros)
30.2 million US dollars	2006	EUR/ USD	(0)
7.7 million Brazilian reais	2006	EUR/ BRL	(0)

•	Other interest rate swaps:

At 31 December 2005, the Repsol YPF Group, through its investment in Gas Natural, had arranged the following interest rate swap transactions:

Notional	Maturity	Fair Value (Millions of Euros)
37 million euros	2007	0.3

•	Futures contracts on commodities

The risk associated with future physical crude oil and other oil product purchase or sale transactions is hedged through the arrangement of derivative instruments, basically futures and swaps.

At 31 December 2005, the open positions were as follows:

At 31 December 2005	Thousands of Barrels, except (*)	Maturity						Fair Value (Millions of Euros)
		2006	2007	2008	2009	2010	Subsequent Years
Purchase contracts

Short term:
WTI	460	460						0
Brent	1,772	1,772						(63)
NYMEX HHO	18	18						(1)
IPE GO	35	35						0

Sale contracts

Short Term:
WTI	183	183						(0)
Brent	1,321	1,321						65
NYMEX HHO	235	235						1
IPE GO	7	7						(0)

Swaps

Short term:
WTI	6,410	6,410						3
Brent	16,060	13,060	3,000					4
HHO (*)	64	64						0
Dubai	2,790	2,790						(3)
GO (*)	72	72						(1)
Propane (*)	58	58						1
Jet (*)	30	30						1
50 ppm (*)	2	2						0

(*)	In thousands of tonnes.

Also, at 31 December 2005, Repsol YPF, through Repsol YPF Trading y Transporte, had arranged options on 112 thousand tonnes of diesel with a fair value of EUR 0.1 million.

•	Transactions tied to fluctuations in the price of Repsol YPF shares

In order to cater for the possible payments that might have to be made in relation to the 2002-2006 incentive plan tied to the appreciation of Repsol YPF shares described in Note 32, in 2003 the Company acquired call options on Repsol YPF, S.A. shares, which can be settled on the same dates and under the same conditions as those established in the aforementioned incentive plan.

The detail of these transactions at 31 December 2005, is as follows:

Exercise Price (Euros)	Type of Transaction	Number of Shares	Contract Date	Market Value (Euros)
13	Call option	1,495,024	12/18/2003	17,458,890
18	Call option	1,699,388	12/18/2003	11,904,213

				29,363,103

In addition, Repsol YPF has arranged call options on shares of Repsol YPF SA. with the same settlement conditions as those indicated above:

Exercise Price (Euros)	Type of Transaction	Number of Shares	Contract Date	Market Value (Euros)
13	Call option	1,183,981	12/18/2003	13,826,530
18	Call option	979,617	12/18/2003	6,862,217

				20,688,747

At 31 December 2005, the Company held equity linked swaps tied to the price of Repsol YPF shares that can only be settled cashless for cash, on a total of 3,000,000 shares, with a reference price of EUR 24.97, a negative fair value of EUR 0.9 million and maturity on 30 March 2006.

(39)	ENVIRONMENTAL INFORMATION

The Repsol YPF Environmental Management System includes a methodology for identifying relevant matters for environmental planning to enable the Company to prepare each year its five-year Strategic Environmental Plan (PEMA) which forms part of the Group’s general strategic planning. The PEMA includes the measures required to respond to new legislative requirements, Repsol YPF’s strategic focus, plans for corrective measures arising from environmental audits performed, etc., together with the investments and expenses required to implement such measures, which will be addressed in the budgets.

Actions considered to be environment-related are identified through the “Repsol YPF Environmental Cost Guide”, which adapts the American Petroleum Institute guidelines to the Group’s operations and technical approach. It is important to note in this regard that the traditional “bottom-line” solutions for reducing environmental impact are gradually giving way to preventive measures built into processes right from the time the facilities are designed. This sometimes requires the identification of environmental assets through a system of coefficients applied to investment projects and the related property, plant and equipment, per the guidelines expressed in the aforementioned Guide.

39.1)	Environmental assets

At 31 December 2005, the cost of the environmental assets identified and the related accumulated depreciation amounted to EUR 2,837 million and EUR 1,221 million, respectively. The cost includes EUR 259 million relating to property, plant and equipment in the course of construction at 31 December 2005. The breakdown of these costs is as follows:

	Millions of Euros
	Cost at 12/31/05	Accumulated Depreciation at 12/31/05	Net at 12/31/05
Atmospheric emissions	315	147	168
Water	511	302	209
Product quality	1,225	417	808
Soil	60	12	48
Energy saving and efficiency	185	105	80
Prevention of exploration and production damage	60	41	19
Waste	18	7	11
Other (*)	463	190	273

	2,837	1,221	1,616

(*)	Including, in proportion to Repsol YPF, S.A.’s percentage of ownership, the environmental assets of the Gas Natural Group and the related accumulated depreciation, amounting to EUR 93 million and EUR 20 million, respectively.

As in prior years, the main environmental investments made in refineries in 2005 included most notably those needed to achieve the environmental quality of oil products required by new Spanish and Argentine legislation. Outstanding among the projects executed in this area was the continuation of the

FCC Feed Hydrotreatment project at the La Coruña refinery, which involved an environmental investment of EUR 52 million in 2005. Also noteworthy was the project to improve the quality of the fuel at the La Plata (Argentina) refinery, with an environmental investment of EUR 24 million in 2005.

Also in the refinery area, significant cost-cutting and energy efficiency measures were implemented in Spain, for a total of EUR 2.8 million. Also, in the field of atmospheric protection, mention should be made of the second phase of the Superclaus plant at the Tarragona (Spain) refinery, with an investment in 2005 of EUR 7.1 million.

The most significant work performed in the Chemicals business line was the completion of the new OP/SM thermal oxidation equipment at the Puertollano complex, with an investment of EUR 3.3 million in 2005. Also worthy of mention is the development of a new OHP plant (oxidation of waste water using hydrogen peroxide) at General Química, with an investment of EUR 1.6 million in 2005.

39.2)	Environmental provisions

Repsol YPF recognises the provisions required to cover the measures aimed at preventing and repairing environmental impact. These provisions are estimated on the basis of technical and economic criteria and are classified under the heading “Other Provisions”.

The changes in the environmental provisions in 2005 were as follows:

Millions of Euros
Balance at 12/31/04	101
Period provisions charged to income	145
Provisions released with a credit to income	—
Write-down due to payment	(26)
Other	24

Balance at 12/31/05	244

The balance of the environmental provisions at 31 December 2005, included most notably approximately EUR 80 million to cover the environmental risks relating to the operations carried out in the past by the former chemicals subsidiary of Maxus Energy Corporation, Diamond Shamrock Chemicals Company, prior to its sale in 1986 to Occidental Petroleum Corporation (see Note 37). It also includes EUR 70 million of provisions principally for YPF, S.A.’s soil and ground water remediation and cleaning projects.

Additionally, Repsol YPF’s Environmental Cost Guide classifies as environmental provisions 75% of the amounts recognised under the heading “Provision for Field Dismantling Costs”, the balance of which amounted to EUR 513 million at 31 December 2005 (see Note 20).

In 2005 the Group received for no consideration CO2 emission allowances for 11.28 million tonnes of CO2 under the national assignment plan (see Note 10).

At 31 December 2005, period provisions for CO2 emissions made by the Group in 2005 amounted to EUR 79 million (see Note 10).

The corporate insurance policies cover third-party liability for pollution caused by accidental and sudden events, in keeping with standard practice in the industry.

39.3)	Environmental expenses

In 2005 environmental expenses amounted to EUR 153 million and were classified as “Materials Used and Other External Expenses”.

This amount includes the recognition an expense of EUR 79 million for the allowances required to cover the CO2 emissions made in 2005 (see Note 10).

Significant initiatives included atmospheric protection, waste management, soil and ground water remediation and water management projects amounting to EUR 20 million, EUR 17 million, EUR 13 million and EUR 12 million, respectively.

39.4)	Future projects

Some of the most important issues that might affect Repsol YPF’s operations and investments in the future are climate change, European legislation on the environmental quality of oil products, Directive 96/61/EC on Integrated Pollution Prevention and Control (IPPC), Royal Decree 9/2005 on potentially soil polluting activities and the draft Law on environmental liability.

As regards climate change, the Repsol YPF facilities affected by the CO2 Emissions Trading Directive (2003/87/EC) applied for and obtained the related emissions permit as specified in Law 1/2005. All the plants successfully passed their emissions inspections and the related reports were validated by a verification agency in February 2006.

The Carbon Management Plan for the Group, which was approved at the end of 2004, was duly implemented and achieved the milestones set for 2005 in the three main areas: global joint action in the emission allowances markets, intensification of the search for reduction opportunities through Clean Development Mechanism projects and the establishment of energy saving and energy efficiency improvement measures in addition to those taken in recent years.

As regards legislation on the environmental quality of fuels in Spain, work is continuing on various projects designed to comply with the requirements of Royal Decree 1700/2003, which transposed into Spanish law Directive 2003/17/EC on the specification of sulphur in fuels in 2009, and Directive 2003/30/EC relating to the use of bio fuels or other renewable fuels for transport.

In Argentina, the deadlines set by the Secretariat for Energy in Resolution SE 398 and Schedule I of Resolution 824/2003 on the future quality of fuels remain in force. These Resolutions establish new specifications that will be applicable to petrol in 2006 (including those relating to sulphur, aromatic hydrocarbon and benzene content) and to diesel in 2008 (relating to sulphur content). To ensure compliance therewith, Repsol YPF has also planned to make significant investments in its refineries to enable it to export surplus petrol from Argentina to a demanding market such as that of the Gulf coast, as a result of the limits imposed by the application of Tier 2 in the U.S.A.

One new development is that in 2006 a new law will foreseeably be approved in Argentina providing for the inclusion of bio fuels in petrol and diesel. Compliance with this legislation will be mandatory from the fourth year after its entry into force and the law will give rise to investments aimed at obtaining bio fuels, their inclusion in oil derivatives and their distribution. To pre-empt this new regulatory framework, Repsol YPF decided to invest approximately EUR 24 million in a plant that will enable bio diesel to be produced from soya, sunflower or rapeseed oil.

With regard to the IPPC Directive, the work plan to obtain Integrated Environmental Permits at all the Company’s affected centres by the stipulated dates is continuing.

As a result of Royal Decree 9/2005 on potentially soil polluting activities, which was approved in January 2005, all the production centres located in Spain commenced work on the preliminary report that, pursuant to the Royal Decree, must be filed by January 2007.

Lastly, it should be stated that the Spanish Ministry of the Environment is preparing a draft Law to transpose into Spanish law the European Directive on environmental liability, which it intends to approve in 2006. The European Directive obliges the owners of the aforementioned facilities to provide financial guarantees in order to be able to carry on their activities.

The Repsol YPF Group, as an oil company which receives continual oil and gas supplies by sea, contributes to the International Oil & Gas Pollution Compensation Fund (IOPC). Repsol YPF recognises these contributions on the date they are billed by the IOPC. In 2005 IOPC billed the Group for approximately EUR 0.9 million. EUR 3.1 million were recovered in 2005.

(40)	FEES PAID TO THE AUDITORS

The fees earned by the auditors and their organisation for the audit services provided to Repsol YPF, S.A. and the Group companies in 2005 amounted to EUR 6.5 million. The fees earned by the auditors and their organisation for sundry professional services other than pure audit services (including audit-related and other services) provided to Repsol YPF, S.A. and to the Group companies in 2005 amounted to EUR 1.5 million.

The sum of these two amounts does not represent more than 10% of the total volume of business of the auditors and their organisation.

(41)	SUBSEQUENT EVENTS

•	On 6 February 2006, Repsol YPF and West Siberian Resources (WSR) entered into a strategic agreement whereby Repsol YPF, in addition to acquiring 10% of WSR, will perform oil and gas exploration and production projects in Russia, where WSR owns exploration assets. The transaction will be performed by means of a capital increase at West Siberian Resources in which Repsol YPF will acquire 10% of the share capital at a price of SEK 6.13 per share (USD 0.80 per share) with a total investment of close to USD 90 million.

•	On 14 March 2006, Repsol YPF, S.A., Gas Natural, SDG, S.A. and Sonatrach entered into an agreement to form a joint venture to build an L.N.G. plant as part of the Gassi Touil integrated gas project in Algeria. The shareholder structure of the new company is as follows: Repsol Exploración Argelia S.A., 48%; Gas Natural Exploración S.L. (a wholly-owned subsidiary of Gas Natural), 32%; and Holding Sonatrach Raffinage et Chimie (a wholly-owned subsidiary of Sonatrach), 20%.

•	In 2005 Repsol YPF, S.A. and PDVSA signed a letter of intent with the aim of migrating the current Operating Agreements to a mixed company and/or a non-associated gas licence in accordance with current legislation, and a Transitional Agreement for the purpose of converting to a mixed company engaging in the upstream activities referred to in Article 9 of the Oil and Gas Law. Pursuant to the Oil and Gas Decree with Statutory Force of Organic Law currently in force in Venezuela, the upstream activities envisaged in Article 9 may be carried on by mixed companies in which the Venezuelan government has an ownership interest of more than 50%.

After the negotiations carried out during 2005, a Memorandum of Understanding was signed in Venezuela that became effective on April 1, 2006, which reflects the conditions in which the migration of operation agreements to joint ventures have been agreed and applied. This agreement establishes a 40% stake for Repsol YPF in the Quiriquire and Mene Grande oil joint venture for 20 years, a 60% stake of the Quiriquire Profundo gas license for 20 years and the relinquishment of the areas of Quiamare la Ceiba and Guarico.

On May 4, 2006, Venezuela’s National Assembly approved the establishment of a joint venture named Petroquiriquire, S.A. in which Repsol YPF has a 40% stake.

•	In May 2005, the National Congress of Bolivia approved a new Hydrocarbon Law that stipulated a new legal framework for, and affected various aspects of, the legal regime under which the Repsol YPF Group and other oil and gas companies had been operating, including the imposition of an additional 32% tax on oil and gas production. The Hydrocarbon Law transfers the ownership of all hydrocarbons in the well head to the Bolivian State. In its ruling of June 2, 2006, the Bolivian Constitutional Court confirmed the constitutionality of the Hydrocarbon Law.

Supreme Decree 28.701, published on May 1, 2006, nationalized all of Bolivia’s natural hydrocarbon resources and the Bolivian State, through Yacimientos Petroliferos Fiscales Bolivianos (YPFB), the

Bolivian oil company, took over their commercialization for the internal market as well as their industrialization and exportation. Accordingly, the Bolivian State will take control and direction of production, transportation, refining, storage, distribution, commercialization and industrialization of all hydrocarbons in Bolivia. In addition, as many shares in Empresa Petrolera Andina, S.A. (Andina, S.A.) as necessary for YPFB to control at least 50% plus one vote in Andina, S.A., an affiliate of Repsol YPF, S.A., were nationalized. YPFB has recently nominated its representatives and administrators for Andina S.A. representing 48% of Andina, S.A.’s share capital. This 48% interest in Andina S.A. was owned by the Bolivian citizens and was part of the Collective Capital Fund (Fondo de Capitalización Colectiva) of privatized companies (empresas capitalizadas). Supreme Decree 28.701 has transferred the ownership of this 48% interest to YPFB.

Supreme Decree 28.701 establishes that, within a period of 180 days from its publication, private companies in Bolivia must adjust their activities in Bolivia through the negotiation and execution of new agreements reflecting the new legal framework. If this time limit is not complied with, the respective companies may not continue their activities in Bolivia. Repsol YPF has manifested its willingness to negotiate with the Bolivian government, without, however, giving up its intention to pursue its legal rights.

Repsol YPF is currently carrying out oil and gas exploration and production activities and LPG distribution activities in Bolivia. During 2005, our operations in Bolivia accounted for 0.99% of our consolidated operating revenues and -0.21% of our consolidated operating income. As of December 31, 2005, the net investment at risk of our operations in Bolivia amounted to €548 million. At such date, Repsol YPF’s net proved oil and gas reserves in Bolivia were 604 million barrels of oil equivalent including the minority interest of Andina, S.A. and 336 million barrels of oil equivalent excluding the minority interest of Andina, S.A. The latter represents 11% of Repsol YPF’s total net proved oil and gas reserves at December 31, 2005.

As of the date of this annual report, we cannot assure you that these developments, including the increases in taxation or royalties and the nationalization of hydrocarbon resources assets, as well as possible future developments, including expropriation of assets or revocation of concessions and licenses, will not have a material adverse effect on our business, financial condition and results of operations.

•	Impact of the conclusions of the independent review of the facts and circumstances of the reduction of proved reserves on the consolidated financial statements

On January 26, 2006, the Company announced a downward revision of the proved oil and gas reserves of the Group at December 31, 2005 by 1,254 million barrels of oil equivalent due to a revision of previous estimates. The major part of these revisions (93%) were concentrated in Bolivia and Argentina, with 659 and 509 million barrels of oil equivalent, respectively (see note 14).

On June 16, 2006, Repsol YPF announced the conclusions of the independent review of the facts and circumstances of the above mentioned reduction of proved reserves which was undertaken by the Audit and Control Committee with the assistance of an independent counsel, King & Spalding LLP. See Section 3.8.1 for recent developments.

The accounting treatment applied by Repsol YPF is based on the application of the International Financial Reporting Standards (IFRS), in particular, the provisions of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” taking into account the findings of the investigation carried out by the independent legal counsel King & Spalding.

In accordance with the provisions of said standard, changes in accounting estimates of prior fiscal years must result from new information or new developments and are registered in the period in which they become evident. For subsequent periods they are registered prospectively. The incorrect use of existing information must be considered as an error of prior fiscal years. Unless impracticable or immaterial, the error must be corrected retroactively in the first financial statements prepared after its detection restating the comparative information for the prior period or periods in which the error arose.

The accounting treatment under U.S. generally accepted accounting principles (U.S. GAAP) (APB 20 Accounting changes) is similar to the accounting treatment under IFRS. Therefore, there are no differences in the treatment of changes in accounting estimates and errors.

Section 2.2.1.1 about Oil and Gas Reserves includes proved reserves as restated based on the application of the SEC criteria for reporting proved reserves and the technical reasons for the restatement. In the “Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited information)” there is a reconciliation between the proved reserves originally reported and the restated proved reserves and the additional information required under SFAS 69 for the restated proved reserves. In Argentina, this restatement is due to the recent processing of technical information in relation to the gas-condensate field of Loma La Lata – Sierras Blancas available at that time, together with changes in the methodology used for estimating proved reserves. In Bolivia, the treatment during years 1999 to 2004 must be considered inadequate due to a different interpretation of the commercial aspects of the exportation of gas to Brazil in the “Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited information)” provided in the mentioned fiscal years.

Due to its immateriality, this restatement of proved reserves does not affect the balance sheet or the income statement of the relevant fiscal years. The application of U.S. GAAP on the restatement would not change the effects indicated above.

•	In July 2006, Repsol YPF has acquired a 28% interest in the Shenzi field in the Gulf of Mexico from BP plc for €1.7 billion. The Shenzi field is one of the largest deepwater areas in the Gulf of Mexico. Repsol YPF expects to begin further exploration of the area in the fourth quarter of 2006 and expects production to commence in mid-2009. The field will be shared with BHP Billiton, the operator of the project with a 44% interest, and Hess Corporation with a 28% interest.

(42)	DIFFERENCES BETWEEN IFRS AND GENERAL ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (US GAAP)

As of 1 January 2004, Repsol YPF’s Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The tables below give the effect that application of U.S. GAAP would have on net income and shareholders’ equity as reported under IFRS. Pursuant to current European Union law, Repsol YPF has applied the International Financial Reporting Standards endorsed by the EU in preparing its Consolidated Financial Statements. Our consolidated financial statements as of December 31, 2005 and 2004 would not present any significant difference had the standards issued by the International Accounting Standards Board (IASB) been applied instead of those endorsed by the EU.

IFRS 1 First-time Adoption of International Financial Reporting Standards provides first-time adopters of IFRS with a number of exemptions and exceptions from full retrospective application, some of which are applicable to Repsol YPF (see Note 1.2). Had IFRS been applied fully retrospectively, net income and shareholders’ equity under IFRS shown in the table below would have been different and the reconciling items to U.S. GAAP shown below would also have been different.

Reconciliation of Net Income and Shareholders’ Equity from International Financial Reporting Standards to Generally Accepted Accounting Principles in the United States of America

The following table (“Reconciliation Table”) sets forth the most significant adjustments to consolidated net income and shareholders’ equity that would have been required had U.S. GAAP been applied instead of IFRS:

		(Millions of Euros, except per share amounts)
		Net Income		Shareholders’ Equity
		For the Years Ended December 31,		At December 31,
	Item #	2005	2004	2005	2004
Amounts per accompanying consolidated financial statements under IFRS:
Of the Parent Company		3,120	2,414	16,262	12,806
Of the Minority Interest		104	152	528	424

		3,224	2,566	16,790	13,230
Increase (decrease) due to:
Effects of the application of the IFRS 1:
Elimination of legal restatements of property, plant and equipment	1	44	13	(100)	(144)
Deferred tax liability	2
- Fixed asset gross up due to tax basis difference	2.1	(209)	(160)	1,172	1,217
- Deferred tax liability due to fixed asset gross up	2.2	209	160	(1,172)	(1,217)
- Deferred tax liability for business combination	2.3	(83)	(83)	902	827
Business combinations and goodwill	3
- Goodwill amortization life	3.1	—	—	(82)	(72)
- Direct expenses capitalized as goodwill	3.2	—	—	25	22
- Pre-acquisition contingencies related to YPF	3.3	—	—	(233)	(204)
- Exchange tender offers	3.4	—	—	179	157
- Reversal of goodwill amortization	3.5	—	—	370	326
- Goodwill impairment	3.6	—	—	(968)	(847)
Andina Asset Swap	4	(2)	(2)	75	68
Translation differences related to disposals	5	(24)	—	—	—
Accounting for OIL’s Avoid Premium Surcharge (APS)	6	—	(7)	—	—

Differences between IFRS and U.S. GAAP
Minority Interest	7	(104)	(152)	(528)	(424)
Impairment of assets	8	(66)	(207)	(365)	(231)
Negative goodwill	9	(28)	—	(28)	—
Revenue recognition	10	3	1	(48)	(51)
Pension and post-retirement benefits	11	(8)	(4)	4	10
Tax impact of foreign currency changes in non-monetary assets of YPF	12	(109)	(111)	987	973
Planned major maintenance activities	13	—	(33)	—	(112)
Inventories	14	4	(4)	—	(4)
Asset retirement obligations	15	(3)	5	(8)	(5)
Compensation arrangements	16	(1)	(4)	—	1
Borrowing costs	17	28	—	29	—
US GAAP adjustments of equity investees	18	(36)	(37)	558	535
Tax effect of the above adjustments	19	(50)	2	53	135

Amounts under U.S. GAAP before cumulative effect of a change in accounting principle		2,789	1,943	17,612	14,190
Cumulative effect of a change in accounting principle:
Planned major maintenance activities	13	112	—	—	—
Tax effect of the above adjustments	19	(40)	—	—	—

Amounts under U.S. GAAP		2,861	1,943	17,612	14,190

EARNINGS PER SHARE	2005	2004
Income, under U.S. GAAP, before cumulative effect of a change in accounting principle per share	2.28	1.59

Cumulative effect of a change in accounting principle per share	0.06	—
Net income per share in accordance with U.S. GAAP (*)	2.34	1.59

(*)	In 2005 and 2004, the weighted average number of shares outstanding has been 1,220.9 million

Additionally, movements in “Shareholders’ equity” under U.S. GAAP for the years ended December 31, 2004 and 2005 are as follows:

	Millions of Euros
Statement of changes in shareholder’s equity	2005	2004
U.S. GAAP shareholders’ equity at January 1	14,190	13,180
Net income for the year	2,861	1,943
Interim dividend	(366)	(305)
Supplementary dividend	(305)	(244)
Accumulated other comprehensive income (loss):
Translation adjustments	1,181	(411)
Available-for-sale securities, net of tax	68	12
Minimum pension liability, net of tax	2	3
Derivatives and hedging activities, net of tax	(19)	12

U.S. GAAP shareholders’ equity at December 31	17,612	14,190

Shareholders’ rights and all dividend distributions are based on the financial statements as reported by Repsol YPF, S.A. for local Spanish statutory purposes.

The differences included in the Reconciliation Table above are explained in the following items:

1.	Elimination of legal restatements of property, plant, and equipment

Some property, plant and equipment items in Spain were restated as of December 31, 1996 pursuant to local regulations that were accepted for the purposes of our former primary GAAP (Spanish GAAP). As described in Note 1.2, Repsol YPF has used the exemption granted by IFRS 1 First-time Adoption of International Financial Reporting Standards and has not removed such restatement for IFRS purposes, using the previous GAAP revalue amounts as deemed cost as of January 1, 2004. Such restatements (revaluation adjustments) are not permitted under U.S. GAAP. The amounts shown in the reconciliation table above include a reduction in shareholders’ equity to eliminate these restatements and an increase in net income for the year resulting from the recalculation of the period depreciation based on a historical cost.

2.	Deferred tax liability

Under U.S. GAAP, a deferred tax liability or asset is recorded in accordance with the requirements of SFAS 109, Accounting for Income Taxes, for differences between the assigned values and the tax basis of the assets and liabilities recognized in a purchase business combination. Spanish GAAP, our former primary GAAP does not require the recognition of deferred income taxes arising from fair value adjustments attributable to a purchase business combination.

As described above, the exemption provided by IFRS 1 from the prospective application of IFRS 3 (Business Combinations) from the date of transition to IFRS was applied by Repsol YPF to business combinations occurring before 1 January 2004. In accordance with that exemption the first-time adopter have to recognise the resulting increase in the deferred tax liability arising from fair value adjustments attributable to a purchase business combination as a deduction from retained earnings.

Under U.S. GAAP such difference relates to oil and gas properties acquired increases the financial reporting basis of the oil and gas properties by the same amount which has been quantified through the simultaneous equation calculation (gross-up of the fair value of asset) and not through the application of the tax rate.

The adjustment included in the reconciliation relates mainly to the oil and gas properties of YPF acquired during 1999, and those of Andina acquired during 2001.

Such differences have supposed the inclusion of an item in the above reconciliation table increasing retained earnings (Item 2.3 of the reconciliation table) and considering adjustment recorded under U.S. GAAP in previous years (Item 2.1 and 2.2. of the reconciliation table). In addition, each year these differences are then amortized in a yearly basis, and decreased for the corresponding portion of impairment charges recorded on the past on these properties.

3.	Business combinations and goodwill

The main differences between IFRS and U.S. GAAP arise because IFRS 1 First-time adoption of International Financial Reporting Standards grants an exemption to apply IFRS 3 Business Combinations prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which is January 1, 2004 (See Note 1.2). This means that the accumulated differences that existed between Spanish GAAP, our former primary GAAP and U.S. GAAP in the amount of goodwill as of that date are generally carried forward in the reconciliation from IFRS to U.S. GAAP.

Under U.S. GAAP, after a business combination accounted for by the purchase method, the amount allocated to the assets acquired and liabilities assumed at the acquisition date (including goodwill or an excess of acquired net assets over cost as those terms are used in SFAS No. 141, “Goodwill and Other Intangible Assets”) are translated at the closing exchange rate at the date of the balance sheet, in conformity with the requirements of SFAS No. 52, “Foreign Currency Translation”. This translation procedure is also required by IFRS.

Details of the main differences arising in business combination and goodwill between IFRS and U.S. GAAP are described below:

3.1	Goodwill amortization life

Under Spanish GAAP, our former primary GAAP, prior to December 31, 1997 the goodwill arising on business combinations was amortized over its estimated economic life subject to a maximum of 10 years. Under U.S. GAAP, prior to January 1, 2002, Repsol YPF amortized goodwill over the same estimated economic life.

In 1998, the maximum period permitted for amortization of goodwill under Spanish GAAP increased from 10 to 20 years. Accordingly, REPSOL YPF lengthened the estimated economic life for goodwill arising on certain acquisitions prior to December 31, 1997. For U.S. GAAP, no change was made to the original estimated economic life of the goodwill. As discussed in Item 3.5—“Reversal of goodwill amortization”, existing goodwill is no longer amortizable for U.S. GAAP purposes beginning January 1, 2002. Accordingly, the difference in useful lives of goodwill no longer exists, and no adjustment has been recorded to income since that date, except for the adjustment explained in item 3.5.

Goodwill arising on business combinations consummated from 1998 was being amortized over its estimated life subject to a maximum of 20 years under Spanish GAAP. This means that the accumulated differences that existed between Spanish GAAP, our former primary GAAP and U.S. GAAP in the amount of goodwill are generally carried forward in the reconciliation from IFRS to U.S. GAAP.

3.2	Direct expenses capitalized as goodwill

Under Spanish GAAP, our former primary GAAP, REPSOL YPF charged in 1999 against income of period income the expenses directly related to the acquisition of YPF shares, including fees and commissions. Under U.S. GAAP, these amounts are part of the cost of acquisition and thus increased the goodwill recorded in the purchase. This adjustment considers the additional goodwill under U.S. GAAP, which was then amortized on a straight-line basis over a period of 20 years up to January 1, 2002.

3.3	Pre-acquisition contingencies related to YPF

During 2000, REPSOL YPF finalized the allocation of the purchase price of YPF to the assets acquired and the liabilities assumed at June 1999. As a result of this process, the goodwill initially recorded increased by EUR 355 million under Spanish GAAP, our former primary GAAP.

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

As discussed in Item 3.5—“Reversal of goodwill amortization”, existing goodwill is no longer amortizable for U.S. GAAP purposes beginning January 1, 2002. Accordingly, all goodwill amortization expense recorded in 2003 and 2002 under Spanish GAAP is reversed in the reconciliation (See item 3.5).

3.4	Exchange tender offers

In June 2000, REPSOL YPF launched two exchange tender offers, pursuant to which the Group acquired an additional 31.48% stake in Astra CAPSA and an additional 1.16% stake in YPF.

Under Spanish GAAP, our former primary GAAP, these transactions were accounted for as follows: once the number of new shares to be issued was determined in accordance with the corresponding exchange ratios, additional paid-in capital was recorded for the difference between the underlying book value of the acquired interests and the capital increase. Accordingly, the acquisition cost (which consisted of the capital increase plus additional paid-in capital) coincides with the underlying book value of the interests acquired and no significant goodwill arises.

Under U.S. GAAP, the purchase method of accounting would apply to these transactions. Under this method, the excess of the acquisition cost (valued at the market price of the shares issued by Repsol YPF during a reasonable period before and after the terms of the acquisitions were agreed to and announced) over the fair value of the net assets acquired would be treated as goodwill.

3.5	Reversal of goodwill amortization

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

Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. Repsol YPF does not have intangible assets with indefinite useful lives (see Note 10). Assuming no new acquisitions or disposals, Repsol YPF estimates that the carrying amount of intangible assets as of December 31, 2005 will be amortized on a straight-line basis over the remaining useful lives of the assets.

Under IFRS, goodwill and certain intangible assets are not amortized since January 1, 2004 while under U.S. GAAP as it is indicated above the effective date was January 1, 2002. This means that the accumulated differences that existed between Spanish GAAP, our former primary GAAP and U.S. GAAP in the amount of goodwill as of January 1, 2004 is carried forward in the reconciliation from IFRS to U.S. GAAP adjusted to the exchange rate at the date of the financial statements.

3.6	Goodwill impairment

REPSOL YPF performed the transitional goodwill impairment test required by SFAS No. 142 as of January 1, 2002. As a result of these analyses, REPSOL YPF determined that an impairment loss of EUR 1,215 million (reported as the cumulative effect of a change in accounting principle) was necessary to reduce the U.S. GAAP carrying value of the goodwill assigned to the Refining, LPG, Chemicals, and Natural Gas and Electricity reporting units as of January 1, 2002.

Under IFRS, Repsol YPF applied IFRS 1 First-time adoption of International Financial Reporting Standards which grants an exemption to apply IFRS 3 Business Combinations prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which is January 1, 2004. This means that the accumulated differences that existed between Spanish GAAP, our former primary GAAP and U.S. GAAP in the amount of goodwill as of that date is carried forward in the reconciliation from IFRS to U.S. GAAP adjusted to the exchange rate at the date of the financial statements.

IAS 36 Impairment of Assets requires goodwill to be tested for impairment based on the recoverable amount of the cash-generating units to which goodwill has been allocated. The recoverable amount of a cash-generating unit is the higher of its fair value less cost to sell and its value in use. The results of the test were an impairment loss of EUR 6 million and EUR 4 million as of December 31, 2005 and 2004 relating to Refinaria de Petróleos de Manguinhos and Repsol YPF Distribuidora, S.A., respectively (See Note 9).

As required by SFAS 142, impairment tests were performed for all the reporting units in the fourth quarter of 2004 and 2005. There hasn’t been any additional impairment at those dates than the impairment recorded under IFRS (See Note 9).

The fair value of the reporting units for which goodwill has been assigned was determined based on income approaches. The income approach used considered both the traditional cash flow and the expected cash flow methods. Goodwill in each reporting unit is tested for impairment as of December 31 of every year.

The changes in the carrying amount of goodwill arising on entities fully consolidated, under U.S. GAAP, for the year ended December 31, 2005 and 2004 are as follow:

Changes in the amount of Goodwill—US GAAP	Exploration and Production	Refining and Marketing	Chemicals	Natural Gas and Electricity	Total
Balance as of January 01, 2004	1,286	376	—	—	1,662
Variations in scope of consolidation	—	206	—	—	206
Translation differences	(89)	(26)	—	—	(115)
Reclassifications	(6)	92			86
Other movements	(2)	5	—	—	3

Balance as of December 31, 2004	1,189	653	—	—	1,842

Variations in scope of consolidation	—	176	1	—	177
Translation differences	170	51	—	—	221
Other movements	—	(46)	—	—	(46)

Balance as of December 31, 2005	1,359	834	1	—	2,194

4.	Andina Asset Swap

On February 15, 2001, YPF entered into an asset swap agreement with Pecom Energía S.A. (“Pecom”) whereby YPF received an additional 20.25% stake in Empresa Petrolera Andina (“Andina”) and 50% in the areas Manantiales Behr and Restinga Alí, and in return transferred to Pecom its participation in the areas Santa Cruz I (30%), and Santa Cruz II (62.2%) and other minor assets. At the same time, YPF also acquired from Pluspetrol Resources an additional stake in Andina of 9.5% for EUR 154 million (US$ 142 million), resulting in a total participation by YPF in Andina of 50% at December 31, 2001. The total value of the net assets exchanged in these transactions was US$ 435 million.

Under Spanish GAAP, our former primary GAAP, the transaction was recorded at the book value of the assets exchanged, and thus no gain or loss was recognized on the transaction. Under U.S. GAAP, the transaction was recorded at the fair value of the assets received or transferred (whichever is more readily determinable) in accordance with APB Opinion No. 29, Accounting for Non-monetary Transactions, as interpreted by Emerging Issues Task Force (“EITF”) No. 01-02, Interpretations of APB Opinion No. 29, because of the different nature of the assets exchanged (a productive area vs. shares of a company). As a result, a gain of EUR 107 million was recorded under U.S. GAAP for this transaction in the year ended December 31, 2001, resulting in a higher financial reporting basis of the properties acquired under U.S. GAAP and thus in higher amortization expense recorded under U.S. GAAP in subsequent periods.

Under IFRS, Repsol YPF applied IFRS 1 First-time adoption of International Financial Reporting Standards which grants an exemption to apply IFRS 3 Business Combinations prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which is January 1, 2004 (See Note 1.2). This means that the accumulated differences that existed between Spanish GAAP, our former primary GAAP and U.S. GAAP in the amount of Andina´s assets as of that date are carried forward in the reconciliation from IFRS to U.S. GAAP adjusted to the exchange rate at the date of the financial statements and amortized in accordance with the requirements established in the Note 3.4. “Property, plant and equipment”.

5.	Translation differences related to disposals

Both IFRS and U.S. GAAP require that the Currency Translation Adjustment (CTA) arising from the translation of the financial statements of foreign subsidiaries and associated companies is recorded to Shareholders’ Equity. Under both GAAPs when an investment in a foreign company is sold, the accumulated CTA is credited to the statement of income. This adjustment though does not affect Stockholders’ Equity.

However, when converting from Spanish GAAP, our former primary GAAP, to IFRS Repsol YPF applied the exception provided for in IFRS, and the translation differences arising on or after January 1, 2004, were transferred to reserves.

At 31 December 2004, Repsol YPF classified as “Available for sale” its investments in PBB Polisur, S.A. (28%) and Petroken Petroquímica Ensenada, S.A. (50%), which had been accounted for using the equity method until then and whose sale had been agreed on at the balance sheet date. In 2005 these companies were sold for EUR 124 million, and gains of EUR 35 million were recognised in relation to the disposal of PBB Polisur (see Note 11).

Accordingly, the reconciliation table includes an adjustment for accumulated translation adjustment under U.S. GAAP in this regard for EUR 24 million.

6.	Accounting for OIL’s Avoid Premium Surcharge (APS)

Repsol YPF, through its subsidiary Greenstone Assurance Limited, is a member of Oil Insurance Limited (“OIL”). OIL is owned by and operated for its shareholders (all of whom are engaged in energy operations) and insures specific property, pollution liability, and other catastrophic risks. Repsol YPF’s stake in OIL (which as of December 31, 2005, amounted to 2.727%) is accounted for under the cost method both for IFRS and for U.S. GAAP purposes.

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

Based upon the method through which premiums and the APS are calculated, we believe the insurance arrangement described above represents a retrospectively rated insurance contract which falls within the scope of the provisions of EITF 93-14 Accounting for Multiple-Year Retrospectively Rated Insurance Contracts by Insurance Enterprises and Other Enterprises and EITF D-35, FASB Staff Views on Issue No. 93-6, “Accounting for Multiple-Year Retrospectively Rated Contracts by Ceding and Assuming Enterprises”. Accordingly, under U.S. GAAP Repsol YPF re-evaluated the appropriate accounting treatment during 2004 and determined that such obligation, in substance, is similar to a retrospective premium to recover past losses which is paid in any case, either through future premium payments (if the member remains in the company) or as a one-time payment if the member withdraws from OIL, thus resulting in the need to record the corresponding provision with a charge to the income statement. As a result of this re-evaluation, net income before tax under U.S. GAAP as of December 31, 2004, was reduced by EUR 34 million as the difference with the Spanish GAAP, our former primary GAAP.

Under IFRS and based upon the method for which premiums and the Avoided Premium Surcharge are calculated, the insurance arrangement described above represents a retrospective rated insurance contract, for which a provision has been recognized under IAS No. 37 Provisions, Contingent Liabilities and Contingent Assets as of January 1, 2004.

The reconciliation table above includes an item in 2004 regarding the difference in the period of recognition of the total provision between IFRS and U.S. GAAP.

The item included in the reconciliation table for 2004 corresponds to amount that have been considered as retained earnings upon the adoption of IFRS 1, therefore there are not differences between consolidating these entities under U.S. GAAP and under IFRS as of December 31, 2005.

7.	Minority interest

Under U.S. GAAP, shareholder’s equity and net income is made up only of the equity portion attributed to equity holders of the Parent.

However, under IFRS equity and net income includes the equity and net income corresponding to the shareholders of both the Parent and the minority interests. Therefore, an adjustment to reconcile to U.S. GAAP is recorded in order to exclude the Minority Interests portion of shareholder’s equity and net income.

8.	Impairment of oil and gas assets

In 1998, REPSOL YPF utilized different assumptions in the measurement of long-lived asset (oil and gas properties) impairments for Spanish GAAP, our former primary GAAP and U.S. GAAP, resulting in the need to record an additional impairment charge of EUR 41 million (before tax) in net income under U.S. GAAP in the year ended December 31, 1998, resulting in lower depreciation charges under U.S. GAAP in future periods. REPSOL YPF utilized a risk factor based on historical experience for the estimation of probable reserves, and its incremental borrowing rate as the discount rate, whereas under U.S. GAAP, REPSOL YPF considered a risk factor based on industry practice, and a discount rate that included a risk premium associated with those assets.

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

Under Spanish GAAP, Repsol YPF recorded since January 1, 2002 and until January 1, 2004 impairment charges consistent with the impairment model established in SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”).

In 2003 under Spanish GAAP, impairment losses recognized in prior years for upstream properties, which were considered to be temporary, were reversed. However, under U.S. GAAP and in accordance with SFAS 144, if an impairment loss is recognized on assets to be held and used, the adjusted carrying amount of the long-lived asset becomes its new cost basis, and restoration of a previously recognized impairment loss is prohibited.

In 2004 and 2005, as explained in Note 14, Repsol YPF has applied IAS 36, Impairment of assets resulting in the following impairments and reversals:

•	In 2004 a net reversal of impairment losses on non-current assets amounting to EUR 39 million was recognised, relating mainly to exploration and production assets and to service stations in Brazil. In relation to the exploration and production assets, the consolidated income statement for 2004 included reversals of EUR 167 million and impairment losses amounting to EUR 47 million. Also, in 2004, as a result of the performance of the Brazilian market, an impairment loss of EUR 58 million was recognised in relation to the service station business in Brazil.

•	In 2005 the net impairment losses recognised in relation to non-current assets amounted to EUR 119 million. These losses relate mainly to exploration and production assets (EUR 74 million) and to the investments in two Brazilian joint ventures, Refinaria de Petróleos Manguinhos, S.A. and Termogaucha (EUR 25 million).

If indicators of impairment are present, an impairment review must be carried out for the purposes of both IFRS and U.S. GAAP.

Under IAS 36, the impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount (i.e., the higher of the asset’s fair value less costs to sell and its value-in-use). The value-in-use calculation involves discounting the expected future cash flows to be generated by the asset to their net present value.

Under SFAS 144, Accounting for the impairment or disposal of long-lived assets, a recoverability test must first be performed by comparing the expected undiscounted future cash flows to be derived from the asset with its carrying amount. If the asset fails the recoverability test, the impairment loss is calculated as the excess of the asset’s carrying amount over its fair value, which is frequently calculated by reference to the discounted cash flows. If the recoverability test is passed then impairment can not be recorded even if the fair value of the asset is less than its carrying amount.

In addition IAS 36, requires the subsequent reversal of impairment losses (excluding those attributable to goodwill) when certain criteria are met while SFAS 144 prohibits reversals of impairment losses for assets to be held and used, as the impairment loss results in a new cost basis for the asset.

Under U.S. GAAP Repsol YPF has reviewed the impairment test as of December 31, 2005 and 2004 by the application of SFAS 144 resulting in the following differences: (i) the elimination of the impairment recorded under IFRS in the exploration and production assets for the year 2005, except in the case of Ramos, (ii) the elimination of the impairment reversal recorded under IFRS (which are not applicable under U.S. GAAP), and (iii) reviewing the amortization expense recorded under IFRS due to the different amortization base under U.S. GAAP.

Under U.S. GAAP an additional impairment amounted to EUR 119 million (after tax) has been recorded in Ramos (Argentina) as of December 31, 2005 due to the different value in the amounts of the assets and liabilities between IFRS and U.S. GAAP for which identifiable and independent cash flows are considered regarding this field.

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

9.	Negative goodwill

Under IFRS any excess cost of the acquisition over the acquirer’s interest in the fair value of the net identifiable assets acquired represents goodwill and should be recognized as an asset. When there is apparently an excess of the acquirer’s interest in the fair value of the net assets acquired over the cost of the acquisition (negative goodwill), the acquirer is required to undertake a reassessment of the cost of the combination and fair value of the acquired assets and assumed liabilities and contingent liabilities. If excess continues to exist following the reassessment, it is recognized immediately in profit.

Under U.S. GAAP, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. In some cases, the sum of the amounts assigned to assets acquired and liabilities assumed will exceed the cost of the acquired entity (so-called “negative” goodwill). That excess should be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired non current assets except (a) financial assets, other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognized as an extraordinary gain in the period in which the business combination is completed, unless the combination involves contingent consideration that would be recognized as an additional element of cost of the acquired entity. In this case, a potentially lesser amount is recognized as the extraordinary gain.

As indicated in Note 31, on 31 July 2004 and 30 November 2004 all the shares of Repsol Lusitania, S.L. and Repsol Polimeros Ltda., respectively, were acquired. In 2005 the purchase price was definitively allocated, which gave rise to the recognition of income of EUR 28 million under the heading “Other Income” in the consolidated income statement relating to the difference between the prices paid for the business and the fair value of the assets and liabilities acquired.

Therefore the Group has included a reconciling item in the table above in order to assign as a reduction of non current assets the amount of EUR 28 million recorded as net income under IFRS.

10.	Revenue recognition

Under IFRS, in accordance with IAS 18 revenue recognition related to certain up-front non-refundable fees paid by clients in relation to natural gas and liquefied petroleum gas (LPG) supply contracts depends on the nature of the services provided. If the fee permits only membership, and all other services or products are paid for separately, or if there is a separate annual subscription, the fee is recognised as revenue when no significant uncertainty as to its collectability exists.

Under U.S. GAAP, pursuant to the provisions of SAB No. 101, Revenue Recognition in Financial Statements, when such up-front fees do not relate to products delivered or services rendered that represent the culmination of a separate earnings process, the revenue should be deferred over the expected period of performance.

Under IFRS, such entrance fee collected by Repsol Butano, S.A. from new customers is considered to be a standalone transaction and all other services are paid for separately, therefore such fee is recognized up-front as revenue when no significant uncertainty as to its collectability exists.

Under U.S. GAAP, such entrance fee which is considered to be revenue earned from access and similar charges should be recognized over the estimated life of the customer relationship.

The effect of the deferred and released revenue from prior and the current period has been recorded as a reconciliation item from IFRS to U.S. GAAP.

11.	Pension and post-retirement benefits

Maxus Energy Corporation (a YPF subsidiary) has non-contributory defined benefit pension plans with an accumulated benefit obligation (“ABO”) in excess of the fair value of plan assets. According to SFAS No. 87, Employer’s Accounting for Pensions, if the ABO exceeds the fair value of plan assets, the employer shall recognize in the consolidated balance sheet a liability that is at least equal to the unfunded ABO. Recognition of an additional minimum liability is required if an unfunded ABO exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost is less than the unfunded ABO, or (c) no accrued or prepaid pension cost has been recognized. Accordingly, under U.S. GAAP, the Company must record the additional minimum liability referred to above as a component of Other Comprehensive Income (“OCI”).

Under IFRS, there is no requirement to record the additional minimum liability and actuarial gains and losses are recognized systematically through the remaining working lives of the participants of the plans.

Furthermore, pursuant to IFRS 1, cumulative actuarial gains and losses as of December 31, 2003 (date of transition to IFRS) were recognized in the “Transition Reserve” account of shareholders’ equity. Accordingly, as of December 31, 2003, actuarial losses for EUR 10 million were recognized pursuant to IFRS 1 transition provision. This exception was not allowed under U.S. GAAP. This recognition implied that net periodic pension costs for the year recorded under U.S. GAAP being greater than under IFRS.

12.	Tax impact of foreign currency changes in non-monetary assets of YPF

YPF has a functional currency (as defined under SFAS 52, Foreign currency translation) that is different from the currency used in its tax returns. SFAS 52 requires that certain assets and liabilities be remeasured from the local currency into the functional currency using historical exchange rates and as a consequence of such accounting treatment Repsol YPF has recorded a deferred tax liability (See Note 1.2).

SFAS 109, Accounting for income taxes, prohibits recognition of deferred tax assets or liabilities for differences related to assets and liabilities that under SFAS 52, Foreign currency translation, are remeasured from the local currency into the functional currency using historical exchange rates, and that result from either changes in exchange rates or indexing for tax purposes. IFRS does not provide a similar exception and requires recognition of a deferred tax liability or asset for those temporary differences.

The difference explained above has been included in item 12 of the reconciliation table from IFRS to U.S. GAAP.

13.	Planned major maintenance activities

Under IFRS the accounting policy adopted by Repsol YPF regarding planned major maintenance activities is to expensed them as incurred.

Prior to January 1, 2005, Repsol YPF used the accrual method to account for such costs in accordance with both U.S. GAAP and Spanish GAAP. Under the accrual method, the estimated cost of the initial overhaul is accrued to the overhaul. At that time, the actual cost of overhaul is charged to the accrual, with any deficiency or excess charged or credited to expense. The cost of the next overhaul is then estimated and accrued to that overhaul, at which time the process is repeated. From January 1, 2005 these costs are being expensed as they are incurred.

The cumulative effect of the change in principle under U.S. GAAP (EUR 112) million has been included in the U.S. GAAP net income for the period ended December 31, 2005, eliminating the related reconciling difference between IFRS and U.S. GAAP that existed at December 31, 2004.

Repsol YPF has concluded that in accordance with EITF topic D-88, Planned major maintenance activities a change from the accrue-in-advance method is preferable under U.S. GAAP. In addition such change eliminates a difference between IFRS and U.S. GAAP.

14.	Inventories

Under IAS 2, Inventories, producers’ broker-dealers’ inventories of commodities are recorded at net realizable value even if that is above cost. As described in Note 15, as of December 31, 2004, the inventories recognized at fair value less costs to sell amounted to EUR 101 million and their measurement at market value gave rise to income of EUR 4 million. At December 31, 2005, there were no inventories of this nature and the 2005 consolidated income statement does not include any amount reflecting changes in the fair value less costs to sell of inventories.

U.S. GAAP is similar to IFRS in this area although the circumstances in which inventories may be recorded above cost are more limited.

15.	Asset retirement obligations

As of January 1, 2003 Repsol YPF adopted, under U.S. GAAP, SFAS No. 143 (SFAS 143), Accounting for Asset Retirement Obligations. The primary impact of SFAS 143 was to change the method of accruing for upstream site restoration costs. These costs were previously accrued ratably over the productive lives of the assets and were allocated to income each year based on production with respect to the proved reserves under both Spanish GAAP (our former primary GAAP) and U.S. GAAP. Under SFAS 143, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the assets are installed. The result is a provision being built up in cash flow layers with each layer discounted using the discount rate at the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted. Amounts recorded for the related assets will be increased by the amount of these obligations. Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depreciated over the useful lives of the related assets, principally relate to offshore oil and gas platforms.

Under IFRS it is also required to capitalize, depreciate and set-up a provision similar to SFAS No.143. However, under IFRS (IFRIC 1, Changes in existing decommissioning, restoration and similar liabilities) if there is a change in the discount rate the entire provision must be recalculated using the current discount rate.

The effect of the change in the discount rates from current and prior periods has been recorded as a reconciliation item from IFRS to U.S. GAAP.

16.	Compensation arrangements

Since 2000, Repsol YPF’s Compensation and Senior Management Development Committee have been implementing medium and long term incentive plans (see Note 32), based on the increase in Repsol YPF’s share price.

Under IFRS the rights of the beneficiaries not yet exercised are measured at market value and the amount is allocated to income on a straight-line basis on the basis of the term remaining until the end of the plan. Under U.S. GAAP, in accordance with APB 25, this arrangement is treated as a compensatory variable plan. The compensation cost is measured as the excess of the quoted market price at each balance sheet date over the exercise price. As a result of the above, net income for the year ended December 31, 2005 and 2004, should be decreased by EUR 1 million and EUR 4 million, respectively.

The fair value of the medium term incentive plan at December 31st has been estimated using the valuation of the Counterparty for the options that they have closed with Repsol YPF. For this valuation they have used the Black & Scholes option pricing model with the following assumptions: The quote of the Repsol YPF share at December 31st, risk-free interest rate of 2.37% to 2.85%; a estimated serie of dividends of 0.26 euros in January 2006 and 0.26 euros in July 2006 and a expected volatility factor of our shares of 28.4% for the options with strike 18 and 34.5% for the option with strike of 13. The maturity of this program will be December of 2006. The fair value of this program at December 31st was EUR -29.4 millions.

17.	Borrowing costs

Under IFRS, borrowing cost on specific or general-purpose financing that are directly attributable to the acquisition for assets that necessarily take a substantial period of time to get ready for its intended use or sale are capitalized.

Under U.S. GAAP, capitalization of interest on qualifying assets (i.e. work in progress) is required. There is no mention under U.S. GAAP for a qualifying asset to take a substantial period of time to get ready for its use.

Repsol YPF has included an item in the reconciliation table as of December 31, 2005 due to the mentioned difference.

18.	U.S. GAAP adjustments of equity investees

This reconciling item includes the U.S. GAAP adjustments to the net income and shareholders’ equity of investments that would be accounted for under the equity method of accounting pursuant to APB 18, mainly resulting from Gas Natural, BPRY Caribbean Ventures and CLH. The U.S. GAAP adjustments of these equity investees refer to similar concepts as the Repsol YPF’s U.S. GAAP adjustments (see item “Proportional Integration and significant subsidiary” in this Note).

The main impacts in the reconciliation to U.S. GAAP of shareholders´ equity as of December 31, 2005 and 2004, and net income for the years ended December 31, 2005 and 2004 are as follows:

Millions of euros	2005	2004
Legal restatements	(32)	(35)
Revenue recognition	(32)	(35)
Reversal of goodwill amortization	152	152
Deferred tax liability for business combination	396	366
Others	74	87

Total effect in shareholders’ equity	558	535

Millions of euros	2005	2004
Legal restatements	4	4
Revenue recognition	3	9
Deferred tax liability for business combination	(50)	(16)
Other	7	(34)

Total effect in net income	(36)	(37)

19.	Tax effect of the above adjustments and deferred taxation under SFAS No.109

Under IFRS a deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that: (a) is not a business combination; and (b) at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition according to IFRS deferred tax assets and liabilities are considered to be non-current.

Under U.S. GAAP an enterprise shall recognize all deferred tax liability or assets for all temporary differences, operating loss and tax credit carryforwards, independently if at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss), except for any temporary differences that arise from initial recognition of goodwill. Any recognized deferred tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In addition, U.S. GAAP requires classification of deferred tax liabilities and assets as current or non-current based on the classification for financial reporting of the related non-tax asset or liability.

Except for item 2, 12 and for the income tax effects of U.S. GAAP adjustments recorded in Repsol YPF’s reconciliations to U.S. GAAP, when applicable, Repsol YPF has not identified any difference from the application of IFRS and U.S. GAAP for tax matters.

The following is a reconciliation of the income tax provision under IFRS to that under U.S. GAAP:

	Millions of Euros
	2005	2004
Income tax provision under IFRS	2,332	1,627
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109 (1)	73	32

Income tax provisions under U.S. GAAP	2,405	1,659

(1)	A disclosure of deferred taxes under U.S. GAAP is the following:

		Millions of Euros
	Item	2005	2004
Deferred tax liability due to fixed asset gross up	2.2	(209)	(160)
Deferred tax liability for business combination	2.3	83	83
Tax effects of the functional currency of YPF	12	109	111
Tax effects of the above adjustments	19	90	(2)

		73	32

Deferred tax assets and liabilities as of December 31, 2005 and 2004 were as follows:

	Millions of Euros
	2005		2004
	Deferred Taxes		Deferred Taxes
	Assets	Liabilities	Assets	Liabilities
Balance under IFRS (Note 25):
Current	158	—	21	—
Noncurrent	1,039	3,380	1,078	2,960

	1,197	3,380	1,099	2,960

Adjustments under U.S. GAAP (1)
Deferred tax liability (item 2)	—	270	—	390
Tax effects of the funcional currency of YPF	—	(997)	—	(983)
Legal restatement	35	—	51	—
Planned major maintenance activities	—	—	40	—
Revenue recognition	17	—	18	—
Borrowing cost	—	10
Other deferred taxes	11	—	26	—
Net Tax loss and credit carryforward (2)	159	—	134	—
Valuation allowance (2)	(159)	—	(134)	—

Total	1,260	2,663	1,234	2,367

Reclasification of deferred taxes related to equity investees under U.S. GAAP	(98)	(887)	(69)	(625)

Total deferred taxes under U.S. GAAP	1,162	1,776	1,165	1,742

(1)	Non current
(2)	Related to YPF Holdings (Subsidiary of Repsol YPF)

The deferred tax assets and liabilities arose mainly from:

	Millions of Euros
	2005	2004
Deferred tax assets:
Provisions for doubtful debts	158	21
Provisions for staff costs	63	56
Provision for contingencies	196	120
Other provisions	34	273
Tax assets	219	491
Other deferred tax assets	492	204

	1,162	1,165

Deferred tax liabilities:
Tax incentives	(5)	(11)
Deferred gains	(87)	(87)
Difference in amortisation/depreciation	(277)	(468)
Goodwill acquired in business combinations allocated to assets	(1,600)	(1,581)
Other deferred tax liabilities	193	405

	(1,776)	(1,742)

Additional Disclosures Required Under U.S. GAAP

a)	Change in accounting principle under U.S. GAAP

As indicated in item 13, effective on January 1, 2005 Repsol YPF adopted a change in the method for accounting the planned major maintenance activities, which involved a change in accounting principles, in accordance with U.S. GAAP (APB 20, Accounting changes). The cumulative effect of the change is reflected in the current year’s income statement (EUR 72 millions, net of tax).

On a pro-forma basis, assuming the method of expensed as they are incurred had been adopted at the beginning of the earliest period presented, the effect in the Repsol YPF´s net income and net income per share for 2004 under U.S. GAAP would have been EUR 1,965 million and 1.6, respectively.

b)	Contractual Relationships with Service Stations

Included below is a summarized discussion of the activities and the corresponding accounting treatment provided of the service stations based on the existing differences in ownership or levels of control. No differences have been identified in this respect between the accounting treatment provided under IFRS and U.S. GAAP.

Strong Links

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

Flagged stations

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

Under IFRS, Repsol YPF capitalizes such costs and amortizes them on a straight-line basis over the respective contract periods, as it deems it to be the most systematic and rational method of reflecting the time pattern over which these costs are consumed.

Under U.S. GAAP, reflagging costs have also been capitalized as intangible assets in accordance with SFAS 142, and amortized over their respective contract periods, since they represent separately identifiable rights (contractual rights) that are expected to contribute directly to the future cash flows of Repsol YPF (through future sales).

c)	Classification of Oil and Gas Mineral Rights

Effective 2004, Repsol YPF adopted FASB Staff Position FAS 142-2, “Application of FASB Statement No. 142, Goodwill and Other Intangible Assets, to Oil and Gas Producing Entities” (FSP FAS 142-2). FSP FAS 142-2 states drilling and mineral rights of oil and gas producing entities are excluded from Statement of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”), and accordingly, should not be classified as intangible assets rather than oil and gas properties. The adoption of FSP FAS 142-2 did not have an effect on Repsol YPF’s financial position, cash flows or results of operations.

The amounts included in the “Investments in areas with oil and gas reserves” caption of the consolidated balance sheets relating to drilling and mineral rights as of December 31, 2005, and 2004, are approximately EUR 3,878 million and EUR 3,902 million, respectively. The determination of these amounts is based on Repsol YPF’s current understanding of this issue.

d)	Accounting for suspended well costs

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

The application of the FSP hasn’t had a material impact on Repsol YPF´s financial position, cash flows or results of operations. A detailed of the exploratory well cost is disclosure below:

	Millions of euros
	2005	2004
Beginning balance at January 1,	97	86
Additions to capitalized exploratory well costs pending the determination of proved reserves	119	174
Reclassifications to well, facilities, and equipmente based on the determination of proved reserves	(24)	(87)
Capitalized exploratory wells costs charged to expense	(55)	(70)
Adjustment by exchange rate	7	(6)
Ending balance at December 31,	144	97

	2005	2004
Capitalized exploratory well costs that has been capitalized for a period of one year or less	110	78
Capitalized exploratory well costs that has been capitalized for a period greater than one year	34	19
Balance at December 31,	144	97

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	10	5

As of December 31, 2005, an amount totaling EUR 33.6 million was associated with capitalized exploratory drilling costs where more than one year had elapsed since the completion of drilling. This amount is related mainly to seven oil & gas discoveries (seven wells). First, the Capachos project relates to an oil discovery in Colombia that is on production to evaluate the extension of the field, and amounts to EUR 8.7 million. Currently, the interpretation of recently acquired 3D seismic is being carried out and the Company continues requesting the commercial approval. Second, the oil discovery in the block 401d of the Berkine basin in Algeria, which amounts to EUR 2.4 million. An extended well test is planned to determine the reserves volumes. Third, the gas discovery in the Rincon del Mangrullo block, Neuquina basin in Argentina, that requires the construction of a gas pipeline for its development, and amounts EUR 1.38 million. In accordance with the reserves previous estimations, additional reserves will be necessary to support the pipeline investment. Fourth, the discovery of the field G in Libya, EUR 1.3 million, where 3D seismic is being acquired and appraisal wells will be drilled to design the development plan. Fifth, an oil discovery in the Gulf of Mexico, which amounts EUR 7.3 million. The Company and its partners believe reserves have been discovered that could be commercially viable. Development is being delayed pending the results of drilling on an adjacent block of which the Company is also a partner. Drilling in that block is expected in the fourth quarter of 2006. Sixth, Neptune discovery in the Gulf of mexico, which the three wells drilled amounts EUR 10.9 million. On June 30, 2005, it was announced the decision to start the development of the Neptune field, and the start of the oil and gas production is planned for the third quarter of 2007. The corresponding amounts of the remaining two wells were associated to proved reserves during 2006.

As of December 31, 2004, an amount totaling € 18.8 million was associated with capitalized exploratory drilling costs where more than one year had elapsed since the completion of drilling. This amount related mainly to five oil discoveries (five wells). The Capachos project relates to an oil discovery in Colombia, the sidetrack of which was drilled between 2001 and 2002, and amounts to EUR 10.6 million. After an extended positive well test carried out in 2004, the Company is making sufficient progress on assessing the reserves and the economic and operating viability of the project. The Neptune discovery, currently in development, which amounts EUR 6.7 million. The amounts of the other three wells, West Zampal related to an oil discovery in Argentina and two discoveries in the NC-115 block in Libya, were associated to proved reserves during 2005.

e)	CO2 emission allowances

Under IFRS as indicated in Note 3.7 Repsol YPF is recording CO2 Emission allowances received as an intangible asset and deferred income by their fair value at date they are granted by each respective Government. In addition, Repsol YPF records a provision against earnings considering the same cost of the respective intangible asset for those amounts that the Group has been granted. In this respect the Company recorded in earnings a part of Repsol YPF’s deferred income for the same amount of emission rights used.

In addition, any shortfall of emissions allowance after consideration of amounts granted is recorded as a provision at fair value against earning for the amount considered necessary to buy such allowances. Such provision is reviewed and recorded in every period at its fair value with any change recorded in earnings.

Under U.S. GAAP Repsol YPF has eliminated from the balance sheet all intangible asset, deferred income, provision for CO2 emission rights granted by each respective Government and all respective income and expenses from the income statement since Repsol YPF, under U.S. GAAP, is not recording any accounting effect for emissions granted or used under the granted amount. However, under U.S. GAAP Repsol YPF maintains the provision for CO2 emission rights purchased in the market to cover emissions made in excess of the allowances assigned for no consideration at fair value through earnings.

In this respect Repsol YPF has eliminated the following amounts which do not have any impact in Repsol YPF’s IFRS or U.S. GAAP net income or shareholder’s equity:

2005
Intangible Assets	(76)
Provisions	76
Operating Income	76
Operating Expenses	(76)

f)	Other Income Classification

Under IFRS, Repsol YPF reflects as both expenses and income the excise and similar taxes oil and gas production and/or sales. This gave rise to increases in expenses of EUR 5,636 million in 2005 which were recognised under the heading “Other Expenses”, and to increases in income of similar amount, which were recognised under the heading “Sales” in the accompanying consolidated income statement (see notes 3.23 and 29).

Under US GAAP, in the previous years, Repsol YPF showed these amounts of revenues on a net basis, because there are various ways to conform to the U.S. generally accepted accounting principles. Repsol YPF has concluded that there is no point to reconciliate this difference between IFRS and U.S. GAAP following the accounting policies used by Repsol YPF.

Therefore under IFRS and U.S. GAAP, Repsol YPF includes in both expenses and revenues the excise taxes on the products marketed by it. The amount of excise taxes included in revenues amounted to EUR 5,636 million and EUR 5,533 million in 2005 and 2004 respectively.

g)	FIN 46

Repsol YPF, through its 100% owned finance subsidiary Repsol International Capital (RIC) issued during 1997 and 2001 preference shares (See Note 18). Theses preference shares, totally and unconditionally guaranteed by Repsol YPF, were subscribed by third parties outside the Repsol YPF Group and are redeemable at the company’s option after five or ten years from the issue date, depending on the terms of each issue.

Under IFRS, as of December 31, 2005 and 2004, RIC is consolidated under SIC 12 Consolidation Special Purpose Entities and all the preference shares are classified as liabilities.

Under U.S. GAAP after an analysis of all relevant facts and circumstances in light of the provisions of FIN 46(R), we determined that Repsol YPF was not the primary beneficiary of RIC, and that therefore our trust preferred shares vehicle should be deconsolidated. Therefore, with respect to our investment in its common stock, we will treat RIC as an equity-method investment in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

The deconsolidation of this subsidiary for U.S. GAAP purposes would not impact shareholders’ equity or net income for the periods presented. However, the balance sheet and statements of income would be different under IFRS and U.S. GAAP. The tables below summarize the effects of the consolidation of RIC under IFRS as of December 31, 2005 and 2004:

	As of December 31, 2005	As of December 31, 2004
Total fixed and other noncurrent assets	3,538	3,461
Total current assets	2	1

Total assets	3,540	3,462

Total noncurrent liabilities	3,540	3,462
Total current liabilities	—	—

Total liabilities	3,540	3,462

	Year ended December 31, 2005	Year ended December 31, 2004
Revenues	—	—
Expenses	(16)	(16)
Finance cost	4	10
Net income	(12)	(6)

As disclosed in Note 1.2, under IFRS the preferred shares issued by RIC are classified into the “financial liabilities” caption of the consolidated balance sheets. However, the deconsolidation of RIC implies that total consolidated long term debt under U.S. GAAP would be reduced by EUR 312 million and EUR 218 million in 2005 and 2004 respectively.

h)	Fair value of financial instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires that REPSOL YPF disclose the estimated fair values of its financial instruments. As of December 31, 2005 and 2004, the following methods and assumptions were used by Repsol YPF to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

a.	Cash, short-term financial investments, accounts receivable and payable and other short-term debt

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of the fair value because of the relatively short period between the origination of the instruments and their expected realization.

b.	Financial investments in non-consolidated companies

None of the investments in affiliates included under this caption has a quoted market price. For the most important (basically companies engaged in the sale of LPG, the supply, transportation and logistics of gas, the storage and marketing of oil products, and the development of power generation initiatives) a market valuation was estimated based on the discounted cash flow method applied to the results expected to be obtained by Repsol YPF from these companies, calculated on the basis of current margins or alternatively using the equity value. The results of these valuations do not significantly differ from the corresponding book values. A disclosure of the carrying amounts under IFRS and the fair value of the financial investments in non-consolidated companies as of December 31, 2005 and 2004 is presented below:

	Millions of Euros
	Carrying amount	Fair value
2005	224	224
2004	82	82

c.	Debentures and bonds

Debentures and bonds are estimated based on market prices for those of similar financial instruments.

d.	Variable-interest loans and credits

Since these debts are valued at prevailing market interest rates, their fair value as of December 31, 2005 and 2004, is the same as their carrying amounts.

e.	Fixed-interest loans and credits

The fair value of fixed-interest loans and credits was estimated by discounting at the market interest rate for similar transactions arranged at 2005 and 2004 year-end.

f.	Derivative financial instruments

The fair value of derivative instruments is mostly determined based either on independent appraisals supplied by third parties or using market rates for instruments with similar terms and remaining maturities. Under IFRS all the derivative instruments are registered at fair value.

In Note 19 it is disclose the carrying amounts under IFRS and the fair value of the financial instruments regarding c), d) and e) above as of December 31, 2005 and 2004.

i)	Information about fair value of equity investees

APB 18 “The Equity Method of Accounting for Investments in Common Stock”, requires for those investments in common stock for which a quoted market price is available the disclosure of the aggregate value of each identified investment based on the quoted market price. As of December 31, 2005 and 2004 the market value of the shares owned by Repsol YPF in Gas Natural SDG, S.A., and Compañía Logística de Hidrocarburos, S.A. is the following:

	Millions of Euros
	2005	2004
Gas Natural SDG, S.A.	3,268	3,144
Compañía Logística de Hidrocarburos, S.A.	518	410

j)	Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, defines comprehensive income as a measure of all changes in equity during a period that result from transactions and other economic events other than transactions with owners.

The following is a Statement of Comprehensive Income prepared under U.S. GAAP for the years ended December 31, 2005 and 2004:

	Millions of Euros
	2005	2004
Net Income according to U.S. GAAP	2,861	1,943
Other Comprehensive Income (net of tax):
Foreign currency translation adjustments (*)	1,157	(411)
Additional minimum pension liability, net of tax	2	3
Unrealized gain (loss) on securities available for sale, net of tax	68	12
Translation adjustments related to disposals	24	—
Derivative Instruments and hedging activities net of tax	(19)	12

Comprehensive (Loss)/Income	4,093	1,559

(*)	There is no tax effect in this adjustment

The table below shows changes in Accumulated Other Comprehensive Income:

	Millions of Euros
	2005	2004
Beginning balance, January 1	(4,094)	(3,710)
Foreign currency translation adjustments (*)	1,157	(411)
Additional minimum pension liability, net of tax	2	3
Unrealized gain (loss) on securities available for sale, net of tax	68	12
Translation adjustments related to disposals	24	—
Derivative Instruments and hedging activities net of tax	(19)	12

Ending balance, December 31	(2,862)	(4,094)

(*)	There is no tax effect in this adjustment

k)	Valuation and Qualifying Accounts

The movement in allowance for doubtful accounts is as follows:

	Millions of Euros
	2005	2004
Beginning balance, January 1	303	246
Charged against costs and expenses	56	67
Adjustments due to acquisitions and disposals	1	(8)
Write-off of doubtful accounts	(12)	(20)
Translation difference on balances	27	18

Ending balance, December 31	375	303

l)	Amortization of intangible assets

The expected amortization for those intangible assets owned by the Group as of December 31, 2005 is as follows:

Millions of Total
2006	126
2007	111
2008	104
2009	95
2010	89

m)	Unaudited proforma information and other disclosures related business combinations

The following unaudited proforma information presents a summary of the effect under IFRS on Repsol YPF’s consolidated statements of income as if the acquisitions detailed in Note 31 had occurred at the beginning of the year and at the beginning of the previous year in which each acquisition took place.

	Millions of Euros
	Year ended December 31, 2005	Year ended December 31, 2004
Revenues	51,083	41,136
Profit for the year	3,232	2,572
Profit for the year per share (Euros)	2.6	2.1

These unaudited proforma results have been prepared for comparative purposes only and include certain adjustments, such as amortization of the intangibles allocated and investees’ results of operations for each entire period. They do not purport to be indicative of the results of operations that actually would have resulted, had these operations occurred at January 1, 2005 and 2004, or future results of operations of the consolidated entities.

n)	Pension plan disclosures

Except for the accounting treatments discussed in item 12—“Pension plans”, Repsol YPF´s accounting policy for pension and other postretirement benefit plans has been compliant with SFAS 87, Employers’ Accounting for Pensions, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, since 1992.

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

The following is a reconciliation of beginning and ending balances of the benefit obligation:

	Millions of Euros
Change in benefit obligation	2005	2004
Projected Benefit Obligation at beginning of year	85	91
Effect of change in measurement date	—	(1)
Service cost	1	1.4
Interest cost	5	5.2
Actuarial loss	4	5
Foreign currency exchange rate changes	12	(6)
Settlements	(7)	(7)
Benefits paid	(4)	(4)

Projected Benefit Obligation at end of year	96	85

The following is a reconciliation of beginning and ending balances of the fair value of plan assets:

	Millions of Euros
Fair value of plan assets (*)	2005	2004
Fair value of plan assets at beginning of year	48	53
Effect of change in measurement date	—	1
Actual return on assets	3	5
Foreign currency exchange rate changes	6	(3)
Employer contributions	10	3
Benefits paid	(11)	(11)

Fair value of plan assets at end of year	56	48

(*)	For measurement purposes, plan assets and liabilities were valued as of December 31, 2005 and 2004 for the fiscal years ended December 31, 2005 and 2004.

The detail of the funded status of the plans and the amounts recognized and not recognized in the consolidated balance sheet are as follows:

	Millions of Euros
Funded status of plans (*)	2005	2004
Accumulated benefit obligation	(94)	(84)
Projected benefit obligation	(96)	(85)
Fair value of plan assets	56	48

Unfunded status	(40)	(37)
Unrecognized net loss	49	43

Net amount recognized	9	6

(*)	For measurement purposes, plan assets and liabilities were valued as of December 31, 2005 and 2004 for the fiscal year ended December 31, 2005 and 2004.

	Millions of Euros
Amounts recognized in the statement of financial position	2005	2004
Accrued benefit liability	(38)	(36)
Accumulated other comprehensive income	47	42

Net amount recognized	9	6

The components of net periodic benefit cost for years ended December 31, 2005 and 2004 are as follows:

	Millions of Euros
Components of net periodic benefit cost	2005	2004
Service cost	1	1
Interest cost	5	5
Expected return on plan assets	(4)	(4)
Amortization of net loss	4	4

Net periodic defined benefit pension cost	6	6
Recognized settlement loss	3	4

Total cost of pension plans and similar obligations	9	10

The following actuarial assumptions were used in 2005 and 2004:

	2005	2004
Discount rate	5.75%	5.75%
Expected return on plan assets	8.50%	8.50%
Salary increase rate	4.5% - 5.5%	4.5% - 5.5%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were €96 million, €94 million, and €56 million, respectively, as of December 31, 2005, and €85 million, €84 million and €48 million, respectively, at December 31, 2004.

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

	Millions of Euros
Components of net periodic post-retirement benefit cost	2005	2004
Interest cost on accumulated post-retirement benefit obligation	2	2
Recognized net actuarial loss	1	1

Net periodic post-retirement benefit costs	3	3

The following is a reconciliation of beginning and ending balances of the benefit obligation:

	Millions of Euros
Change in benefit obligation	2005	2004
Accumulated post-retirement benefit obligation, beginning of period (*)	35	39
Interest cost	2	2
Actuarial loss	7	—
Foreign currency exchange rate changes	6	(2)
Benefits paid	(4)	(4)

Accumulated post-retirement benefit obligation, at end of period (*)	46	35

(*)	For measurement purposes, plan liabilities were valued as of December 31, 2005 and 2004 for the fiscal year ended December 31, 2005 and 2004 respectively.

The following is a reconciliation of beginning and ending balances of the fair value of plan assets:

	Millions of Euros
Fair value of plan assets	2005	2004
Fair value of plan assets at beginning of year (*)	—	—
Employer contributions	4	4
Participant contributions	1	—
Benefits paid	(5)	(4)

Fair value of plan assets at end of year (*)	—	—

(*)	For measurement purposes, plan liabilities were valued as of December 31, 2005 and 2004 for the fiscal year ended December 31, 2005 and 2004 respectively.

The detail of the funded status of the plans and the amounts recognized and not recognized in the statement of financial position are as follows:

	Millions of Euros
Funded status of plans	2005	2004
Reconciliation of funded status:
Funded status	(46)	(35)
Unrecognized actuarial loss	21	13

Net liability recognized at December 31,	(25)	(22)

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006. The rate is assumed to decrease by 1% each year to 5% for 2009 and remain level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the amounts reported:

	2005
	(in thousands of euros)
	One percentage point decrease	One percentage point increase
Effect on total of service and interest cost components	(222)	263
Effect on year-end post-retirement benefit obligation	(3,473)	4,078

The Company also provides for medical and death benefits to disabled employees and death benefits for certain former and retired executives. Total liabilities as of December 31, 2005 and 2004 amounted to €1.7 million and €1.9 million for these benefits, respectively. The discount rate used to calculate these liabilities was 5.75% and 5.75% for the years ended December 31, 2005 and 2004, respectively.

o)	Proportional integration and significant subsidiary

Proportional integration

In Note 26 Repsol YPF disclosure the main companies that were consolidated by the proportional consolidation method: Refap, S.A., Refinería de Manguinhos, Profertil, Refinerías del Norte, S.A, Ecoeléctrica LP, Empresas Lipigas, Pluspetrol Energy, S.A., Compañía Mega, Gas Natural Group, BPRY Caribbean Ventures, BP Amoco T&T, Atlantic 2/3 Trinidad & Tobago and Repsol Occidental Corporation.

Under U.S. GAAP, these entities would be accounted for under the equity method. The consolidation of these companies by the proportional consolidation method has no effect on net income or shareholders’ equity. The detail of the amounts included under the main headings in the consolidated financial statements as a result of the proportionate consolidation of the joint ventures at 31 December 2005 and 2004, is detailed in Note 26. We disclosure in this caption the effects in the Cash flow operating activities, investing activities and financing activities:

	Millions of Euros
	2005	2004
Cash flow operating activities	804	862
Cash flow investing activities	(612)	(704)
Cash flow from financing activities	(243)	(125)
Net change in cash and cash equivalents	(51)	33

Significant Subsidiary

For the year ended December 31, 2005, Gas Natural SDG S.A. is considered to be a significant subsidiary of REPSOL YPF. The summarized financial information provided by this subsidiary to the Group, under IFRS, as of December 31, 2005 and 2004 is as follows:

	December, 31
	2005	2004
Total fixed and other non-current asset	10,468	8,611
Total current assets	3,244	2,386

Total assets	13,712	10,997

Shareholders’ equity	5,766	4,791
Total non-current liabilities	5,019	3,603
Total current liabilities	2,927	2,603

Total liabilities and shareholders’ equity	13,712	10,997

	Year Ended December, 31
	2005	2004
Operating Revenue	8,635	6,353
Operating Expense	7,666	5,491
Income before income tax and minority interests	1,068	926

Net income	749	642

p)	New accounting Standards

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

SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. Repsol YPF does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

Accounting Changes and Error Corrections

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, replacing APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as revising previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. Repsol YPF does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140

On February 2006 the FASB issued Statement of Financial Accounting Standards No. 155 Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140 that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Repsol YPF does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.” The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. Repsol YPF does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination

At the June 15 and 16 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination,” (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. Repsol YPF does not anticipate that the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

Accounting for Servicing of Financial Assets

Summary of Statement No. 156 “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140” This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either of subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. Repsol YPF does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

EITF Issue No. 04-13—Accounting for Purchases and Sales of Inventory with the same Counterparty

In September 28, 2005, the EITF reached consensus in EITF Issue No. 04-13 to clarify the accounting for purchases and sales of inventory with the same counterparty. In situations where companies enter into nonmonetary transaction to sell inventory to another company in the same line of business from which it also purchases inventory, the following two questions have arisen regarding how the guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, should be applied in these situations: (i) the circumstances, if any, under which two or more transactions between the counterparties should be aggregated (i.e., treated as one transaction) for purposes of applying the guidance in Opinion 29, and (ii) whether there are any circumstances under which a nonmonetary transaction involving two counterparties in the same line of business that are buying inventory from and selling inventory to each other would be recognized at fair value. The Task Force agreed that this Issue should be applied to new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. The carrying amount of the inventory that was acquired under theses types of arrangements prior to the initial application of this Issue and that still remains in entity’s statement of financial position at the date of initial application of this Issue should not be adjusted for this Issue.

(43)	REPSOL INTERNATIONAL FINANCE, B.V. SUMMARIZED FINANCIAL INFORMATION

Repsol International Finance B.V. has issued guaranteed debt securities which are registered in the United States. Repsol International Finance B.V. is wholly owned by Repsol YPF and the securities referred to above are fully and unconditionally guaranteed by Repsol YPF. Set out below is condensed consolidation financial information in respect of Repsol International Finance B.V. pursuant to Rule 3-10 of Regulation S-X:

Balance Sheets as of December 31, 2005 and 2004

December 31, 2005

	Millions of euros
	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
ASSETS

NON-CURRENT ASSETS
Property, plant and equipment	585	—	20,123	2,596	23,304
Investment Property	—	—	54	(0)	54
Goodwill	—	—	1,210	2,563	3,773
Other intangible assets	19	—	1,076	(92)	1,003
Available-for-sale financial assets	—	—	1	—	1
Investments accounted for using the equity method	16,673	364	1,381	(18,019)	399
Financial assets	584	4,201	1,409	(4,448)	1,746
Deferred tax assets	1,540	6	1,074	(1,423)	1,197

	19,401	4,571	26,328	(18,823)	31,477
CURRENT ASSETS
Inventories	3	—	3,767	(40)	3,730
Trade and other receivables	839	8	8,817	(2,823)	6,841
Income tax receivable	448	—	644	(506)	586
Liquid financial assets
Current financial assets	1,063	1,375	5,602	(7,539)	501
Cash and cash equivalents	1,238	235	1,173	1	2,647

	3,591	1,618	20,003	(10,907)	14,305

TOTAL ASSETS	22,992	6,189	46,331	(29,730)	45,782

SHAREHOLDERS’ EQUITY AND LIABILITIES

SHAREHOLDERS’ EQUITY
Equity attributable to shareholders of the Parent	16,262	1,096	13,956	(15,052)	16,262
Minority interests	—	—	388	140	528
NON-CURRENT LIABILITIES
Preference shares	—	—	3,485	—	3,485
Non-current bank borrowings and other financial liabilities	4,642	3,162	2,605	(4,173)	6,236
Deferred tax liabilities	287	—	2,305	788	3,380
Non-current provisions for contingencies and expenses	323	—	2,485	70	2,878
Other non-current liabilities	58	4	1,933	(291)	1,704

	5,310	3,166	12,813	(3,606)	17,683
CURRENT LIABILITIES
Current bank borrowings and other financial liabilities	650	1,878	7,915	(7,742)	2,701
Trade and other payables	690	37	8,950	(1,894)	7,783
Income tax payable	80	12	2,044	(1,501)	635
Current provisions for contingencies and expenses	—	—	265	(75)	190

	1,420	1,927	19,174	(11,212)	11,309

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	22,992	6,189	46,331	(29,730)	45,782

December 31, 2004

	Millions of euros
	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
ASSETS

NON-CURRENT ASSETS
Property, plant and equipment	547	—	17,247	2,509	20,303
Investment Property	—	—	52	—	52
Goodwill	—	—	944	2,260	3,204
Other intangible assets	17	—	748	(72)	693
Available-for-sale financial assets	—	—	83	—	83
Investments accounted for using the equity method	13,627	516	357	(14,051)	449
Financial assets	980	4,213	5,641	(8,804)	2,030
Deferred tax assets	1,963	0	803	(1,667)	1,099

	17,134	4,729	25,875	(19,825)	27,913
CURRENT ASSETS
Inventories	6	—	2,660	(28)	2,638
Trade and other receivables	692	13	6,696	(2,124)	5,277
Income tax receivable	238	—	32	—	270
Liquid financial assets	—	—	—	—	—
Current financial assets	731	2,694	5,302	(8,460)	267
Cash and cash equivalents	2,263	114	943	8	3,328

	3,930	2,821	15,633	(10,604)	11,780

TOTAL ASSETS	21,064	7,550	41,508	(30,429)	39,693

	Millions of euros
	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total

SHAREHOLDERS’ EQUITY AND LIABILITIES

SHAREHOLDERS’ EQUITY
Equity attributable to shareholders of the Parent	12,806	1,019	14,679	(15,698)	12,806
Minority interests	—	—	350	74	424
NON-CURRENT LIABILITIES
Preference shares	—	—	3,386	—	3,386
Non-current bank borrowings and other financial liabilities	4,711	4,066	2,792	(4,236)	7,333
Deferred tax liabilities	286	—	1,954	720	2,960
Non-current provisions for contingencies and expenses	241	—	1,875	(120)	1,996
Other non-current liabilities	53	—	1,939	(374)	1,618

	5,291	4,066	11,946	(4,010)	17,293
CURRENT LIABILITIES
Current bank borrowings and other financial liabilities	2,346	2,464	6,895	(8,563)	3,142
Trade and other payables	569	1	7,208	(2,228)	5,550
Income tax payable	52	—	393	—	445
Current provisions for contingencies and expenses	—	—	37	(4)	33

	2,967	2,465	14,533	(10,795)	9,170

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	21,064	7,550	41,508	(30,429)	39,693

Consolidated Statements of Income for the years ended December 31, 2005 and 2004

	Millions of euros
2005	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
REVENUE
Sales	—	—	68,080	(20,056)	48,024
Other	1,337	—	3,548	(1,864)	3,021

	1,337	—	71,628	(21,920)	51,045

EXPENSES
Materials used	(469)	—	(50,804)	18,761	(32,512)
Staff costs	(201)	—	(1,335)	(6)	(1,542)
Depreciation and amortisation charge	(44)	—	(2,151)	(255)	(2,450)
Otros expenses	(605)	(2)	(10,622)	2,849	(8,380)

	(1,319)	(2)	(64,912)	21,349	(44,884)
PROFIT FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS	18	(2)	6,716	(571)	6,161
FINANCE COSTS	(220)	51	(365)	(188)	(722)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	(202)	49	6,351	(759)	5,439
Income tax	(123)	(16)	(2,660)	467	(2,332)
Share of results of companies accounted for using the equity method	3,445	108	84	(3,520)	117

PROFIT FOR THE YEAR	3,120	141	3,775	(3,812)	3,224

Attributable to:
Shareholders of the Parent	3,120	141	3,734	(3,875)	3,120
Minority interests			41	63	104

	3,120	141	3,775	(3,812)	3,224

	Millions of euros
2004	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
REVENUE
Sales	—	—	53,529	(15,256)	38,273
Other	1,111	—	2,360	(1,452)	2,019

	1,111	—	55,889	(16,708)	40,292
EXPENSES
Materials used	(309)	—	(38,668)	14,057	(24,920)
Staff costs	(215)	—	(1,116)	1	(1,330)
Depreciation and amortisation charge	(44)	—	(2,151)	(173)	(2,368)
Otros expenses	(605)	(5)	(9,003)	2,625	(6,988)

	(1,173)	(5)	(50,939)	16,511	(35,606)
PROFIT FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS	(62)	(5)	4,950	(197)	4,686
FINANCE COSTS	(265)	97	(117)	(339)	(624)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	(327)	92	4,833	(536)	4,062
Income tax	555	(12)	(1,867)	(303)	(1,627)
Share of results of companies accounted for using the equity method	2,186	123	105	(2,283)	131

PROFIT FOR THE YEAR	2,414	203	3,071	(3,122)	2,566

Attributable to:
Shareholders of the Parent	2,414	203	2,964	(3,167)	2,414
Minority interests			107	45	152

	2,414	203	3,071	(3,122)	2,566

Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004

	Millions of euros
2005	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
Cash flows from operating activities
Profit from continuing operations before finance cost	19	(2)	6,715	(571)	6,161
Adjustments for:
Depreciation and amortisation charge	44	—	2,165	241	2,450
Net provisiones recognised	—	—	83	599	682
Proceeds from disposal of non-trade assets	(9)	—	(166)	—	(175)
Other adjustments	137	1	288	(405)	21
	191	(1)	9,085	(136)	9,139
Actual changes in working capital	286	—	(622)	(464)	(800)
Dividends received from companies accounted for using the equity method	—	—	(648)	733	85
Income taxes paid	(316)	(16)	(1,253)	(603)	(2,188)
Provisions used	(14)	—	(166)	—	(180)

	147	(17)	6,396	(470)	6,056
Cash flows from investing activities
Investments	(463)	(125)	(4,160)	1,035	(3,713)
Disposals	46	96	868	(429)	581

	(417)	(29)	(3,292)	606	(3,132)
Cash flows from financing activities
Net financial liabilities received	297	900	3,325	(2,028)	2,494
Net financial liabilities settled	(2,376)	(2,572)	(2,852)	3,170	(4,630)
Net interest paid	(321)	319	(500)	(54)	(556)
Cash flows from (used in relation to) financial derivatives	—	—	(27)	(52)	(79)
Finance lease payments paid	—	—	(13)	—	(13)
Grants and other non-current liabilities received	5	—	108	(48)	65
Grants and other non-current liabilities settled and other	2,250	1,534	(2,985)	(1,064)	(265)
Dividends paid	(610)	—	(98)	27	(681)

	(755)	181	(3,042)	(49)	(3,665)
Net change in cash and cash equivalents	(1,025)	135	62	87	(741)
Cash and cash equivalents at the beginning of the year	2,263	115	941	9	3,328
Other changes in cash and cash equivalents
Due to inclusion of companies	—	—	(16)	61	45
Due to exchange rate effect	—	(16)	186	(155)	15
Cash and cash equivalents at the end of the year	1,238	234	1,173	2	2,647

	Millions of euros
2004	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
Cash flows from operating activities
Profit from continuing operations before finance cost	(62)	(5)	4,950	(197)	4,686
Adjustments for:
Depreciation and amortisation charge	44	—	2,151	173	2,368
Net provisiones recognised	161	—	528	(65)	624
Proceeds from disposal of non-trade assets	—	—	(4)	(17)	(21)
Other adjustments	70	(5)	(466)	41	(360)
	213	(10)	7,159	(65)	7,297
Actual changes in working capital	(270)	(20)	(904)	374	(820)
Dividends received from companies accounted for using the equity method	—	—	42	—	42
Income taxes paid	283	(2)	(2,320)	—	(2,039)
Provisions used	—	—	(166)	—	(166)

	226	(32)	3,811	309	4,314
Cash flows from investing activities
Investments	(460)	(5)	(4,134)	852	(3,747)
Disposals	11	2,420	1,002	(3,172)	261

	(449)	2,415	(3,132)	(2,320)	(3,486)
Cash flows from financing activities
Net financial liabilities received	4,510	75	1,956	(4,774)	1,767
Net financial liabilities settled	(7,504)	—	(2,765)	7,289	(2,980)
Net interest paid	(419)	(302)	(322)	440	(603)
Cash flows from (used in relation to) financial derivatives	102	—	—	—	102
Finance lease payments paid	—	—	(12)	—	(12)
Grants and other non-current liabilities received	13	—	93	—	106
Grants and other non-current liabilities settled and other	4,770	(2,159)	644	(3,298)	(43)
Dividends paid	(488)	—	(2,336)	2,289	(535)

	984	(2,386)	(2,742)	1,946	(2,198)
Net change in cash and cash equivalents	761	(3)	(2,063)	(65)	(1,370)
Cash and cash equivalents at the beginning of the year	1,502	118	3,078	—	4,698
Other changes in cash and cash equivalents
Due to inclusion of companies
Due to exchange rate effect
Cash and cash equivalents at the end of the year	2,263	115	1,015	(65)	3,328

		Net Income
		2005
Millions of euros	Item #	Repsol YPF, S.A.	RIF	Rest of Companies and consolidating adjustments	Total
Amounts per accompanying consolidated financial statements under IFRS:
Of the Parent Company		3,120	141	(141)	3,120
Of the Minority Interest		—	—	104	104

		3,120	141	(37)	3,224
Increase (decrease) due to:

Effects of the application of the IFRS 1:
Elimination of legal restatements of property, plant and equipment	1	—	—	44	44
Deferred tax liability	2
- Fixed asset gross up due to tax basis difference	2.1	(207)	—	(2)	(209)
- Deferred tax liability due to fixed asset gross up	2.2	207	—	2	209
- Deferred tax liability for business combination	2.3	(83)	—	—	(83)
Andina Asset Swap	4	(2)	—	—	(2)
Translation differences related to disposals	5	(24)	—	—	(24)

Differences between IFRS and U.S. GAAP
Minority Interest	7	—	—	(104)	(104)
Impairment of assets	8	(132)	—	66	(66)
Negative goodwill	9	—	—	(28)	(28)
Revenue recognition	10	—	—	3	3
Pension and post-retirement benefits	11	—	—	(8)	(8)
Tax impact of foreign currency changes in non-monetary assets of YPF	12	—	—	(109)	(109)
Inventories	14	—	—	4	4
Asset retirement obligations	15	—	—	(3)	(3)
Compensation arrangements	16	(1)	—	—	(1)
Borrowing costs	17		—	28	28
US GAAP adjustments of equity investees	18	20	—	(56)	(36)
Tax effect of the above adjustments	19	(6)	—	(44)	(50)

Amounts under U.S. GAAP before cumulative effect of a change in accounting principle		2,892	141	(244)	2,789
Cumulative effect of a change in accounting principle:
Planned major maintenance activities	13	—	—	112	112
Tax effect of the above adjustments	19	—	—	(40)	(40)

Amounts under U.S. GAAP		2,892	141	(172)	2,861

		Shareholders’ equity
		2005
Millions of euros	Item #	Repsol YPF, S.A.	RIF	Rest of Companies and consolidating adjustments	Total
Amounts per accompanying consolidated financial statements under IFRS:
Of the Parent Company		16,262	1,096	(1,096)	16,262
Of the Minority Interest		—	—	528	528

		16,262	1,096	(568)	16,790
Increase (decrease) due to:

Effects of the application of the IFRS 1:
Elimination of legal restatements of property, plant and equipment	1	—	—	(100)	(100)
Deferred tax liability	2
- Fixed asset gross up due to tax basis difference	2.1	1,114	—	58	1,172
- Deferred tax liability due to fixed asset gross up	2.2	(1,114)	—	(58)	(1,172)
- Deferred tax liability for business combination	2.3	893	—	9	902

Business combinations and goodwill	3
- Goodwill amortization life	3.1	(82)	—	—	(82)
- Direct expenses capitalized as goodwill	3.2	25	—	—	25
- Pre-acquisition contingencies related to YPF	3.3	(233)	—	—	(233)
- Exchange tender offers	3.4	179	—	—	179
- Reversal of goodwill amortization	3.5	370	—	—	370
- Goodwill impairment	3.6	(968)	—	—	(968)
Andina Asset Swap	4	75	—	—	75

Differences between IFRS and U.S. GAAP
Minority Interest	7	—	—	(528)	(528)
Impairment of assets	8	(144)	—	(221)	(365)
Negative goodwill	9	—	—	(28)	(28)
Revenue recognition	10	—	—	(48)	(48)
Pension and post-retirement benefits	11	—	—	4	4
Tax impact of foreign currency changes in non-monetary assets of YPF	12	—	—	987	987
Asset retirement obligations	15	—	—	(8)	(8)
Borrowing costs	17		—	29	29
US GAAP adjustments of equity investees	18	117	—	441	558
Tax effect of the above adjustments	19	(6)	—	59	53

Amounts under U.S. GAAP		16,488	1,096	28	17,612

		Net Income
		2004
Millions of euros	Item #	Repsol YPF, S.A.	RIF	Rest of Companies and consolidating adjusments	Total
Amounts per accompanying consolidated financial statements under IFRS:
Of the Parent Company		2,414	203	(203)	2,414
Of the Minority Interest		—	—	152	152

		2,414	203	(51)	2,566
Increase (decrease) due to:

Effects of the application of the IFRS 1:
Elimination of legal restatements of property, plant and equipment	1	—	—	13	13
Deferred tax liability	2
- Fixed asset gross up due to tax basis difference	2.1	(158)	—	(2)	(160)
- Deferred tax liability due to fixed asset gross up	2.2	158	—	2	160
- Deferred tax liability for business combination	2.3	(83)	—	—	(83)
Andina Asset Swap	4	(2)	—	—	(2)
Translation differences related to disposals	5	—	—	—	—
Accounting for OIL’s Avoid Premium Surcharge (APS)	6	—	—	(7)	(7)

Differences between IFRS and U.S. GAAP
Minority Interest	7	—	—	(152)	(152)
Impairment of assets	8	(17)	—	(190)	(207)
Negative goodwill	9	—	—	—	—
Revenue recognition	10	—	—	1	1
Pension and post-retirement benefits	11	—	—	(4)	(4)
Tax impact of foreign currency changes in non-monetary assets of YPF	12	—	—	(111)	(111)
Planned major maintenance activities	13	—	—	(33)	(33)
Inventories	14	—	—	(4)	(4)
Asset retirement obligations	15	—	—	5	5
Compensation arrangements	16	(4)	—	—	(4)
US GAAP adjustments of equity investees	18	20	—	(57)	(37)
Tax effect of the above adjustments	19	(10)	—	12	2

Amounts under U.S. GAAP		2,318	203	(578)	1,943

		Shareholders’ equity
		2004
Millions of euros	Item #	Repsol YPF, S.A.	RIF	Rest of Companies and consolidating adjustments	Total
Amounts per accompanying consolidated financial statements under IFRS:
Of the Parent Company		12,806	1,019	(1,019)	12,806
Of the Minority Interest		—	—	424	424

		12,806	1,019	(595)	13,230
Increase (decrease) due to:

Effects of the application of the IFRS 1:
Elimination of legal restatements of property, plant and equipment	1	—	—	(144)	(144)
Deferred tax liability	2
- Fixed asset gross up due to tax basis difference	2.1	1,164	—	53	1,217
- Deferred tax liability due to fixed asset gross up	2.2	(1,164)	—	(53)	(1,217)
- Deferred tax liability for business combination	2.3	818	—	9	827
Business combinations and goodwill	3
- Goodwill amortization life	3.1	(72)	—	—	(72)
- Direct expenses capitalized as goodwill	3.2	22	—	—	22
- Pre-acquisition contingencies related to YPF	3.3	(204)	—	—	(204)
- Exchange tender offers	3.4	157	—	—	157
- Reversal of goodwill amortization	3.5	326	—	—	326
- Goodwill impairment	3.6	(847)	—	—	(847)
Andina Asset Swap	4	68	—	—	68

Differences between IFRS and U.S. GAAP
Minority Interest	7	—	—	(424)	(424)
Impairment of assets	8	(111)	—	(120)	(231)
Revenue recognition	10	—	—	(51)	(51)
Pension and post-retirement benefits	11	—	—	10	10
Tax impact of foreign currency changes in non-monetary assets of YPF	12	—	—	973	973
Planned major maintenance activities	13	—	—	(112)	(112)
Inventories	14	—	—	(4)	(4)
Asset retirement obligations	15	—	—	(5)	(5)
Compensation arrangements	16	1	—	—	1
US GAAP adjustments of equity investees	18	121	—	414	535
Tax effect of the above adjustments	19	(9)	—	144	135

Amounts under U.S. GAAP		13,076	1,019	95	14,190

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

(Unaudited information)

The information provided herein regarding proved net developed and undeveloped oil and gas reserves takes into account events and information subsequent to the submission to the Annual General Shareholders’ Meeting of the supplementary unaudited information on oil and gas exploration and production activities provided with the Company’s Spanish language statutory annual report for the fiscal year ended December 31, 2005, and therefore differs from that supplementary unaudited information on oil and gas exploration and production activities.

Information shown in the following tables is prepared based on our primary financial statements in accordance with IFRS as described in Notes 2 and 3. Differences between the accounting principles followed by the Group and the United States Generally Accepted Accounting Principles are described in note 42 to the Consolidated Financial Statements.

Capitalised costs

Capitalised costs represent the historical costs capitalised to assets with proved and non-proved oil and gas reserves, including auxiliary equipment and facilities, and the related accumulated depreciation and accumulated impairment losses (see Note 3.4.c).

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2004

Costs capitalised to assets with proved reserves	22,099	672	1,007	16,985	3,414	21
Costs capitalised to assets with non-proved reserves	728	—	21	265	431	11

	22,827	672	1,028	17,250	3,845	32
Auxiliary equipment and facilities	1,149	48	277	266	558	—

Total capitalised costs	23,976	720	1,305	17,516	4,403	32
Accumulated depreciation and impairment losses (1)	(13,943)	(628)	(833)	(11,031)	(1,448)	(3)

Net amounts	10,033	92	472	6,485	2,955	29

At 31 December 2005

Costs capitalised to assets with proved reserves	26,006	300	1,188	20,309	4,174	35
Costs capitalised to assets with non-proved reserves	1,217	—	46	382	771	19

	27,224	300	1,235	20,691	4,945	54
Auxiliary equipment and facilities	1,756	428	336	350	642	—

Total capitalised costs	28,979	728	1,571	21,041	5,586	54
Accumulated depreciation and impairment losses (1)	(17,025)	(636)	(1,028)	(13,621)	(1,735)	(5)

Net amounts	11,954	92	543	7,420	3,851	49

(1)	The accumulated depreciation in this table has not been restated as indicated in Note 41 Subsecuent Events.

Costs incurred

The costs incurred represent amounts capitalised or charged to profit during the year relating to acquisitions of assets with oil and gas reserves and exploration and development activities (see Note 3.4.c).

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2004
Acquisitions of assets with proved reserves	19	—	—	—	19	—
Acquisitions of assets with non-proved reserves	2	—	—	—	—	2
Exploration costs	317	13	77	75	120	32
Development costs	1,013	7	51	658	294	3

	1,351	20	128	733	433	37

2005
Acquisitions of assets with proved reserves	37	—	—	—	37	—
Acquisitions of assets with non-proved reserves	262	—	—	—	258	4
Exploration costs	413	21	126	94	143	30
Development costs	1,448	8	60	905	465	10

	2,159	29	185	998	903	44

Results of oil and gas production activities

The following table shows the income and expenses associated directly with the Group’s oil and gas production activities. It does not include any allocation of the finance costs or general expenses and, therefore, is not necessarily indicative of the contribution to consolidated net profit of the oil and gas activities.

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2004
Income
Sales to non-Group companies	1,861	—	169	700	987	5
Sales to Group companies	3,961	43	468	3,061	389	—
Other income	399	5	359	—	35	—

Total income	6,221	48	996	3,761	1,411	5

Production costs (1)	(1,895)	(10)	(217)	(1,092)	(573)	(3)
Exploration expenses	(309)	(3)	(79)	(71)	(114)	(42)
Other operating expenses	(287)	(11)	(2)	(89)	(184)	(1)
Depreciation and amortisation charge (2)	(1,239)	(9)	(67)	(896)	(266)	(1)

Profit (Loss) before taxes and charges	2,491	15	631	1,613	274	(42)

Taxes and charges (3)	(1,376)	(9)	(436)	(775)	(157)	1

Results of oil and gas production activities (4)	1,115	6	195	838	117	(41)

(1)	Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina amounting to EUR 972 million and transport and other costs totalling EUR 253 million.

(2)	Depreciation and amortisation charge in this table has not been restated as indicated in Note 41 Subsecuent Events.
(3)	The effective rate applicable to the profit from oil and gas production activities in Argentina, disregarding the effect of amortisation of goodwill, would be 42.5% in 2004.
(4)	The results do not include income of EUR 120 million relating to the partial reversal of the impairment loss recognised in prior years as a result of the comparison between market value (discounted cash flows) from proved and non-proved reserves (the latter subject to a risk factor) of oil and gas from each field owned by the Company at year-end and the carrying amount of the assets associated therewith (see Note 14).

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2005
Income
Sales to non-Group companies	2,359	—	264	800	1,291	4
Sales to Group companies	4,398	48	668	3,227	455	—
Other income	731	—	708	—	23	—

Total income	7,488	48	1,640	4,027	1,769	4

Production costs (1)	(2,356)	(12)	(316)	(1,287)	(739)	(2)
Exploration expenses	(275)	(21)	(100)	(64)	(78)	(12)
Other operating expenses	(404)	(19)	(4)	(135)	(245)	(1)
Depreciation and amortisation charge (2)	(1,280)	(2)	(75)	(890)	(311)	(2)

Profit (Loss) before taxes and charges	3,173	(6)	1,145	1,651	396	(13)

Taxes and charges (3)	(1,960)	(2)	(812)	(774)	(375)	3

Results of oil and gas production activities (3)	1,213	(8)	333	877	21	(10)

(1)	Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina amounting to EUR 1,309 million and transport and other costs totalling EUR 227 million.
(2)	Depreciation and amortisation charge in this table has not been restated as indicated in Note 41 Subsecuent Events.
(3)	The effective rate applicable to the profit from oil and gas production activities in Argentina, disregarding the effect of amortisation of goodwill, would be 40.6% in 2005.
(4)	The results do not include income of EUR 74 million relating to the partial reversal of the provision recognised in prior years as a result of the comparison between market value (discounted cash flows) from proved and non-proved reserves (the latter subject to a risk factor) of oil and gas from each field owned by the Company at year-end and the carrying amount of the assets associated therewith (see Note 14).

Estimated proved net developed and undeveloped oil and gas reserves

As consequence of the proved reserves restatement, the previously reported reserves for the following years have been affected:

Years prior to 2003

For Bolivia, a summary of the estimated effects on years prior to 2003 is as follows:

At December 31, 1999 (and January 1, 2000) the aggregated effect on proved reserves volumes of the reserves restatement was 188 million barrels of oil equivalent, comprising 17 million barrels of crude oil, condensate and natural gas liquids and 956 billion standard cubic feet of gas. This amounts to 4% of the total proved reserves originally stated at that date (4,698 million barrels of oil equivalent). Of the total aggregated effect 32% had been in the proved developed reserves category and 68% had been categorised as proved undeveloped reserves. Gas condensate fields in Bolivia accounted for 100% of the restated volume at that date.

At December 31, 2000 (and January 1, 2001) the aggregated effect on proved reserves volumes of the reserves restatement was 111 million barrels of oil equivalent, comprising 15 million barrels of crude oil, condensate and natural gas liquids and 542 billion standard cubic feet of gas. This amounts to 2% of the total proved reserves originally stated at that date (4,942 million barrels of oil equivalent). Of the total aggregated effect 43% had been in the proved developed reserves category and 57% had been categorised as proved undeveloped reserves. Gas condensate fields in Bolivia accounted for 100% of the restated volume at that date.

At December 31, 2001 (and January 1, 2002) the aggregated effect on proved reserves volumes of the reserves restatement was 373 million barrels of oil equivalent, comprising 36 million barrels of crude oil, condensate and natural gas liquids and 1,895 billion standard cubic feet of gas. This amounts to 7% of the total proved reserves originally stated at that date (5,606 million barrels of oil equivalent). Of the total aggregated effect 37% had been in the proved developed reserves category and 63% had been categorised as proved undeveloped reserves. Gas condensate fields in Bolivia accounted for 100% of the restated volume at that date.

At December 31, 2002 (and January 1, 2003) the aggregated effect on proved reserves volumes of the reserves restatement was 593 million barrels of oil equivalent, comprising 65 million barrels of crude oil, condensate and natural gas liquids and 2,961 billion standard cubic feet of gas. This amounts to 11% of the total proved reserves originally stated at that date (5,261 million barrels of oil equivalent). Of the total aggregated effect 15% had been in the proved developed reserves category and 85% had been categorised as proved undeveloped reserves. Gas condensate fields in Bolivia accounted for 100% of the restated volume at that date.

Years 2003 and 2004

For Bolivia the proved reserves restatement at December 31, 2004 and 2003 was due to not taking into account commercial agreements for the gas exported to Brazil other than the GSA and the contract to supply gas to the thermoelectric power plant at Cuiaba. For Argentina the reported volumes at the gas-condensate reservoir of Loma La Lata—Sierras Blancas, which had originally been booked on the basis of computer reservoir simulation modelling, were not sufficiently supported by actual reservoir performance. This conclusion is attributable to recent processing of technical information available in 2003 and 2004. A summary of the estimated effects on years 2003 and 2004 is as follows:

At December 31, 2003 (and January 1, 2004) the aggregated effect on proved reserves volumes of the reserves restatement was 914 million barrels of oil equivalent, comprising 114 million barrels of crude oil, condensate and natural gas liquids and 4,495 billion standard cubic feet of gas. This amounts to 17% of the total proved reserves originally stated at that date (5,433 million barrels of oil equivalent). Of the total aggregated effect 36% had been in the proved developed reserves category and 64% had been categorised as proved undeveloped reserves. Gas condensate fields in Bolivia accounted for 63% of the restated volume at that date and the gas-condensate reservoir of Loma La Lata-Sierras Blancas accounted for the remaining 37%. The reserves restatement gave rise to an estimated reduction of $807 million in the standardised measure of discounted future net cash flow for Group. This effect represents approximately 5.7 % of the total standardised measure that was originally stated at that date.

At December 31, 2004 (and January 1, 2005) the aggregated effect on proved reserves volumes of the reserves restatement was 790 million barrels of oil equivalent, comprising 101 million barrels of crude oil, condensate and natural gas liquids and 3,865 billion standard cubic feet of gas. This amounts to 16% of the total proved reserves originally stated at that date (4,926 million barrels of oil equivalent). Of the total aggregated effect 78% had been in the proved developed reserves category and 22% had been categorised as proved undeveloped reserves. Gas condensate fields in Bolivia accounted for 68% of the restated volume at that date and the gas-condensate reservoir of Loma La Lata-Sierras Blancas accounted for the remaining 32%. The reserves restatement gave rise to an estimated reduction of $510 million in the standardised measure of discounted future net cash flow for Group. This effect represents approximately 3.4 % of the total standardised measure that was originally stated at that date.

The tables below reflect the reconciliation of proved reserves as restated with proved reserves as originally reported for the years 2003 and 2004:

Crude oil, condensate and natural gas liquids proved reserves

Million Barrels	Proved developed and undeveloped reserves			Proved developed reserves
	2004	2003		2004	2003
As originally reported at December 31	1,683	1,882		1,310	1,412
Effect of the Reserves Restatement
Amounts at beginning of year	(114)	(65	)(1)	(61)	(13	)(1)
Movements during the year	12	(48)		(22)	(49)

Total	(101)	(114)		(83)	(61)
At December 31 as restated	1,582	1,768		1,228	1,351

(1)	Cumulative effect of Reserves Restatements as at January 1, 2003.

Natural gas proved reserves

Thousand million standar cubic feet	Proved developed and undeveloped reserves			Proved developed reserves
	2004	2003		2004	2003
As originally reported at December 31	18,207	19,942		12,077	10,182
Effect of the Reserves Restatement
Amounts at beginning of year	(4,495)	(2,961	)(1)	(1,497)	(436	)(1)
Movements during the year	630	(1,534)		(1,517)	(1,061)

Total	(3,865)	(4,495)		(3,014)	(1,497)
At December 31 as restated	14,342	15,447		9,063	8,685

(1)	Cumulative effect of Reserves Restatements as at January 1, 2003.

Crude oil, condensate, natural gas liquids and natural gas proved reserves

Million barrels of oil equivalent 1boe=5,615 kscf	Proved developed and undeveloped reserves			Proved developed reserves
	2004	2003		2004	2003
As originally reported at December 31	4,926	5,433		3,461	3,226
Effect of the Reserves Restatement
Amounts at beginning of year	(914)	(593	)(1)	(328)	(90	)(1)
Movements during the year	124	(322)		(292)	(237)

Total	(790)	(914)		(619)	(328)
At December 31 as restated	4,136	4,519		2,842	2,898

(1)	Cumulative effect of Reserves Restatements as at January 1, 2003.

The tables below reflect the effect of the proved developed and undeveloped reserves restatement at the end of the years 2003 and 2004 distributed by geographic area:

Crude oil, condensate and natural gas proved reserves

Million barrels	Proved developed and undeveloped reserves		Proved developed reserves
	2004	2003	2004	2003
Spain	—	—	—	—
North Africa and Middle East	—	—	—	—
Argentina	(50)	(67)	(45)	(63)
Rest of Latin America	(52)	(47)	(38)	2
Far East	—	—	—	—
Rest of the World	—	—	—	—

Total	(101)	(114)	(83)	(61)

Natural gas proved reserves

Thousand million standard cubic feet	Proved developed and undeveloped reserves		Proved developed reserves
	2004	2003	2004	2003
Spain	—	—	—	—
North Africa and Middle East	—	—	—	—
Argentina	(1,144)	(1,531)	(996)	(1,383)
Rest of Latin America	(2,721)	(2,964)	(2,018)	(114)
Far East	—	—	—	—
Rest of the World	—	—	—	—

Total	(3,865)	(4,495)	(3,014)	(1,497)

Crude oil, condensate, natural gas liquids and natural gas proved reserves

Million of Barrels of oil equivalent 1boe=5,615 kscf	Proved developed and undeveloped reserves		Proved developed reserves
	2004	2003	2004	2003
Spain	—	—	—	—
North Africa and Middle East	—	—	—	—
Argentina	(254)	(339)	(222)	(309)
Rest of Latin America	(536)	(575)	(398)	(19)
Far East	—	—	—	—
Rest of the World	—	—	—	—

Total	(790)	(914)	(619)	(328)

The tables below reflect the net proved developed and undeveloped reserves of oil, condensate, natural gas liquids and natural gas as restated for 31 December 2002, 2003, 2004 and net proved developed and undeveloped reserves of oil, condensate, natural gas liquids and natural gas at 31 December 2005, and the changes therein.

The proved reserves were estimated by the Group in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board which govern reporting practices in the U.S.A. In accordance with these rules, proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided by contractual arrangements, but not on escalations based upon future conditions.

Proved developed and undeveloped reserves of crude oil, condensate and natural gas liquids (as restated):

	Thousands of Barrels
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 December 2002 (1)	1,953,409	4,242	188,733	1,399,601	354,878	5,955

Revision of previous estimates	(92,357)	1,231	7,056	(91,891)	(8,215)	(538)
Increase due to improvements in recovery techniques	35,052	—	1,154	33,898	—	—
Extensions and discoveries	39,147	—	1,931	23,863	13,353	—
Purchase of reserves	49,742	981	577	—	48,184	—
Sale of reserves						—
Production	(216,957)	(1,481)	(22,080)	(157,672)	(35,713)	(12)

Reserves at 31 December 2003 (2)	1,768,036	4,974	177,371	1,207,799	372,488	5,404

Revision of previous estimates	(29,857)	147	(9,825)	(23,974)	3,790	5
Increase due to improvements in recovery techniques	19,239	—	—	17,761	1,478	—
Extensions and discoveries	26,089	—	4,219	10,041	5,534	6,296
Purchase of reserves	11,201	—	—	—	11,201	—
Sale of reserves	(5,371)					(5,371)
Production	(207,641)	(1,373)	(20,318)	(146,096)	(39,848)	(7)

Reserves at 31 December 2004 (3)	1,581,697	3,749	151,446	1,065,530	354,643	6,328

Revision of previous estimates	(268,885)	355	(13,821)	(178,671)	(76,747)	1
Increase due to improvements in recovery techniques	7,042	—	—	7,042	—	—
Extensions and discoveries	16,735	—	31	14,694	2,010	—
Purchase of reserves	38,360	—	—	—	38,360	—
Sale of reserves	(14,421)	—	—		(14,421)	—
Production	(193,868)	(880)	(20,491)	(134,313)	(38,179)	(5)

Reserves at 31 December 2005 (4)(5)	1,166,660	3,223	117,166	774,282	265,666	6,323

Proved developed reserves of crude oil, condensate and natural gas liquids (as restated):

At 31 December 2002	1,513,678	3,115	144,886	1,153,642	211,972	63
At 31 December 2003	1,351,220	4,974	136,361	987,086	222,744	55
At 31 December 2004	1,227,855	3,749	119,038	866,504	238,533	32
At 31 December 2005	875,237	3,223	96,644	606,596	168,747	27

Note: the aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Including 42,398 thousand barrels relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Including 45,381 thousand barrels relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Including 50,231 thousand barrels relating to the minority interests of Empresa Petrolera Andina, S.A.
(4)	Including 28,266 thousand barrels relating to the minority interests of Empresa Petrolera Andina, S.A.
(5)	The reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the current negotiations for the transformation of operating contracts into “mixed companies” (see Note 41).

Proved developed and undeveloped reserves of natural gas (as restated):

	Millions of Standard Cubic Feet
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 December 2002 (1)	15,245,107	—	323,095	9,431,883	5,435,157	54,972

Revision of previous estimates	(1,979,103)	—	12,193	(2,080,284)	93,298	(4,309)
Increase due to improvements in recovery techniques	298	—	—	298	—	—
Extensions and discoveries	854,379	—	12,318	16,000	826,062	—
Purchase of reserves	2,428,750	—	—	—	2,428,750	—
Sale of reserves						—
Production	(1,102,736)	—	(37,022)	(672,402)	(391,911)	(1,401)

Reserves at 31 December 2003 (2)	15,446,696	—	310,584	6,695,495	8,391,355	49,262

Revision of previous estimates	(384,019)	—	(44,585)	(208,593)	(131,104)	263
Increase due to improvements in recovery techniques	2,042	—	—	2,042	—	—
Extensions and discoveries	523,103	—	—	108,625	410,309	4,169
Purchase of reserves	29,073	—	—	—	29,073	—
Sale of reserves	(44,875)					(44,875)
Production	(1,229,850)	—	(25,963)	(730,493)	(472,808)	(587)

Reserves at 31 December 2004 (3)	14,342,169	—	240,036	5,867,076	8,226,826	8,232

Revision of previous estimates	(1,095,047)	3,099	(65,684)	(433,183)	(599,484)	204
Increase due to improvements in recovery techniques	488	—	—	488	—	—
Extensions and discoveries	128,521	—	—	29,659	98,862	—
Purchase of reserves	34,411	—	—	—	34,411	—
Sale of reserves	(27,266)				(27,266)	—
Production	(1,246,632)	(2,125)	(20,683)	(692,343)	(530,848)	(633)

Reserves at 31 December 2005 (4)(5)	12,136,643	974	153,669	4,771,697	7,202,500	7,802

Proved developed reserves of natural gas (as restated):

At 31 December 2002	11,070,512	—	216,879	7,295,177	3,550,198	8,258
At 31 December 2003	8,685,395	—	192,043	4,309,490	4,176,851	7,011
At 31 December 2004	9,063,166	—	192,043	4,127,982	4,739,078	4,063
At 31 December 2005	7,159,849	974	99,203	3,273,111	3,782,928	3,633

Note: the aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Including 1,633,501 million cubic feet of gas relating to the minority interest of Empresa Petrolera Andina, S.A.
(2)	Including 1,578,627 million cubic feet of gas relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Including 1,701,751 million cubic feet of gas relating to the minority interests of Empresa Petrolera Andina, S.A.
(4)	Including 1,349,622 million cubic feet of gas relating to the minority interests of Empresa Petrolera Andina, S.A.
(5)	The reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the current negotiations for the transformation of operating contracts into “mixed companies” (see Note 41).

Proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas (as restated):

	Thousands of Barrels of Oil Equivalent
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 December 2002 (1)	4,668,477	4,242	246,275	3,079,366	1,322,849	15,745

Revision of previous estimates	(444,824)	1,231	9,227	(462,378)	8,401	(1,306)
Increase due to improvements in recovery techniques	35,105	—	1,154	33,951	—	—
Extensions and discoveries	191,307	—	4,125	26,712	160,470	—
Purchase of reserves	482,289	981	577	—	480,730	—
Sale of reserves						—
Production	(413,348)	(1,481)	(28,673)	(277,423)	(105,510)	(262)

Reserves at 31 December 2003 (2)	4,519,006	4,974	232,684	2,400,229	1,866,941	14,178

Revision of previous estimates	(98,248)	147	(17,765)	(61,123)	(19,559)	51
Increase due to improvements in recovery techniques	19,603	—	—	18,124	1,478	—
Extensions and discoveries	119,251	—	4,219	29,386	78,608	7,038
Purchase of reserves	16,378	—	—	—	16,378	—
Sale of reserves	(13,363)					(13,363)
Production	(426,671)	(1,373)	(24,942)	(276,193)	(124,052)	(111)

Reserves at 31 December 2004 (3)	4,135,956	3,749	194,195	2,110,424	1,819,795	7,794

Revision of previous estimates	(463,907)	907	(25,519)	(255,819)	(183,513)	37
Increase due to improvements in recovery techniques	7,129	—	—	7,129	—	—
Extensions and discoveries	39,624	—	31	19,976	19,617	—
Purchase of reserves	44,489	—	—	—	44,489	—
Sale of reserves	(19,277)				(19,277)	—
Production	(415,886)	(1,259)	(24,175)	(257,615)	(132,720)	(118)

Reserves at 31 December 2005 (4)(5)	3,328,128	3,397	144,533	1,624,095	1,548,391	7,712

Proved developed reserves of crude oil, condensate, natural gas liquids and natural gas (as restated):

At 31 December 2002	3,485,275	3,115	183,511	2,452,873	844,242	1,534
At 31 December 2003	2,898,040	4,974	170,562	1,754,582	966,618	1,304
At 31 December 2004	2,841,954	3,749	144,088	1,601,674	1,091,688	755
At 31 December 2005	2,150,366	3,397	114,311	1,189,519	842,465	674

Note: the aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Including 333,315 thousand barrels of oil equivalent relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Including 326,525 thousand barrels of oil equivalent relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Including 353,303 thousand barrels of oil equivalent relating to the minority interests of Empresa Petrolera Andina, S.A.
(4)	Including 268,626 thousand barrels of oil equivalent relating to the minority interests of Empresa Petrolera Andina, S.A.
(5)	The reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the current negotiations for the transformation of operating contracts into “mixed companies” (see Note 41).

Present value of future net income

The estimate of future net income was made in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board which govern reporting practices in the U.S.A. The method to be applied is the impartiality or fairness method and is the result of applying current oil and gas prices (considering price changes only by contractual agreement) to estimated future production of proved reserves of oil and gas at the date of the last balance sheet filed, less the estimated future costs (based on current costs) to be incurred in the development and production of proved reserves, assuming the continuation of current economic conditions.

Future production costs were estimated on the basis of actual costs borne in 2004 and 2005. Future development costs were calculated on the basis of technical studies conducted by Repsol YPF and by the operators holding joint title with Repsol YPF. The taxes projected for each of the future years were determined by applying the applicable nominal tax rate, reduced by the tax benefits available to the Company in each of the years. The interest rate used to discount the future net revenues was 10%.

The present value of the future net income estimated on the basis of the aforementioned assumptions, applying the principle of impartiality, is not intended to be interpreted, and should not be interpreted, as the fair value of the Group’s oil and gas reserves. An estimation of the fair value of these reserves should also include the future exploitation of reserves not yet classified as proved reserves, possible changes in future prices and costs and a discount rate which represents the time value of money at the calculation date and the uncertainties inherent to estimating the reserves.

The table below sets forth the reconciliation of present value of future net income as restated with present value of future net income as originally reported for the years 2003 and 2004:

	Millions of euros
	2004	2003
As originally reported at December 31	14,887	14,184
Effect of the Reserves Restatement
Amounts at beginning of year	(807)	—
Movements during the year	297	(807)

Total (1)	(510)	(807)
At December 31 as restated	14,377	13,377

(1)	Including €102 and €140 million as of December 31, 2004 and 2003 respectively related to minority interest of Empresa Petrolera Andina, S.A.

The following table shows the present value of the future net income relating to proved oil and gas reserves, calculated on the basis of the aforementioned assumptions.

	Millions of Euros (Restated)
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2003:
Future cash flows	51,634	390	4,570	28,770	17,629	275
Future development, production and abandonment costs	(16,294)	(236)	(1,221)	(8,592)	(5,777)	(126)

Future net cash flows before taxes	35,339	154	3,349	20,177	11,853	149
Future income tax expenses	(12,905)	(22)	(727)	(6,466)	(5,637)	(53)

Future net cash flows after taxes	22,435	132	2,622	13,712	6,215	96
Effect of discounting at 10%	(9,058)	(39)	(1,026)	(5,508)	(2,779)	(49)

Present value (1)	13,377	93	1,596	8,204	3,437	47

At 31 December 2004:
Future cash flows	54,143	451	5,450	30,978	17,247	17
Future development, production and abandonment costs	(18,862)	(262)	(1,803)	(9,967)	(6,828)	(2)

Future net cash flows before taxes	35,281	189	3,647	21,011	10,419	15
Future income tax expenses	(11,587)	(29)	(669)	(6,600)	(4,283)	(6)

Future net cash flows after taxes	23,694	160	2,978	14,411	6,136	9
Effect of discounting at 10%	(9,318)	(53)	(1,088)	(5,795)	(2,378)	(4)

Present value (2)	14,377	107	1,890	8,617	3,758	5

At 31 December 2005:
Future cash flows	69,362	489	6,752	35,291	26,799	31
Future development, production and abandonment costs	(24,794)	(315)	(2,036)	(11,165)	(11,274)	(4)

Future net cash flows before taxes	44,568	174	4,716	24,126	15,525	27
Future income tax expenses	(15,177)	(8)	(958)	(7,609)	(6,592)	(10)

Future net cash flows after taxes	29,391	166	3,758	16,517	8,933	17
Effect of discounting at 10%	(10,335)	(43)	(1,222)	(5,493)	(3,570)	(7)

Present value (3)(4)	19,056	123	2,536	11,024	5,363	10

Note: the aggregated changes in present value of future net income at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Including EUR 417 million relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Including EUR 442 million relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Including EUR 253 million relating to the minority interests of Empresa Petrolera Andina, S.A.
(4)	Cash flows in Venezuela were calculated taking into account the conditions prevailing at 31 December 2005. These cash flows may change in 2006 after the completion of the negotiations with PDVSA for the transformation of operating contracts into “mixed companies” owned by Repsol YPF and PDVSA in accordance with Venezuelan legislation (see Note 41).

Changes in the present value of the future net income

The detail of the changes in the present value of the future net income for 2005 and 2004 is as follows:

	Millions of Euros (Restated)
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Balance at December 31, 2002	16,092	101	1,896	11,052	3,206	61
Changes due to sale or transfer prices or future production costs	317	19	4	303	28	20
Changes in future development costs	(582)	(15)	(96)	(270)	(157)	(18)
Oil and gas sales and transfers in the period	(3,229)	(21)	(243)	(2,545)	(415)	(1)
Net changes due to extensions, discoveries and improvements in the recovery of reserves	1,281	—	—	1,281	—	—
Net changes due to purchases/sales of assets	1,051	4	6	—	854	—
Net changes due to revisions of reserves	(1,547)	28	164	(1,970)	228	(25)
Previously estimated development costs incurred in the year	539	—	55	286	166	10
Effect of discounting to a different date and exchange rate effect	(1,522)	(10)	(179)	(1,074)	(313)	(4)
Other non-specific changes	101	—	—	101	—	—
Changes in income tax	876	(13)	(11)	1,040	(160)	4
Net change	(2,715)	(8)	(300)	(2,848)	231	(14)

Balance at 31 December 2003 (1)	13,377	93	1,596	8,204	3,437	47

Changes due to sale or transfer prices or future production costs	3,710	41	580	3,024	66	(1)
Changes in future development costs	(1,085)	(3)	(61)	(612)	(409)	—
Oil and gas sales and transfers in the period	(3,355)	(22)	(355)	(2,230)	(747)	(1)
Net changes due to extensions, discoveries and improvements in the recovery of reserves	781	—	70	443	268	—
Net changes due to purchases/sales of assets	56	—	—	—	93	(37)
Net changes due to revisions of reserves	(201)	—	(23)	(414)	236	—
Previously estimated development costs incurred in the year	404	—	45	215	144	—
Effect of discounting to a different date and exchange rate effect	122	2	18	66	39	(3)
Other non-specific changes	353	—	—	—	353	—
Changes in income tax	215	(4)	20	(79)	278	—
Net change	1,000	14	294	413	321	(42)

Balance at 31 December 2004 (2)	14,377	107	1,890	8,617	3,758	5

Changes due to sale or transfer prices or future production costs	9,053	2	1,155	5,539	2,349	8
Changes in future development costs	(1,055)	8	(57)	(589)	(416)	(1)
Oil and gas sales and transfers in the period	(4,477)	(33)	(533)	(3,019)	(891)	(1)
Net changes due to extensions, discoveries and improvements in the recovery of reserves	654	—	1	495	158	—
Net changes due to purchases/sales of assets	340	—	—	—	340	—
Net changes due to revisions of reserves	(2,860)	(4)	(305)	(2,531)	(20)	—
Previously estimated development costs incurred in the year	778	—	53	432	293	—
Effect of discounting to a different date and exchange rate effect	3,482	26	453	2,077	925	1
Other non-specific changes	—	—	—	—	—	—
Changes in income tax	(1,235)	17	(121)	4	(1,133)	(2)
Net change	4,679	16	646	2,407	1,605	5

Balance at 31 December 2005 (3)(4)	19,056	123	2,536	11,024	5,363	10

Note: the aggregated changes in present value of future net income at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Including EUR 417 million relating to the minority interest of Empresa Petrolera Andina, S.A.
(2)	Including EUR 442 million relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Including EUR 253 million relating to the minority interests of Empresa Petrolera Andina, S.A.
(4)	Cash flows in Venezuela were calculated taking into account the conditions prevailing at 31 December 2005. These cash flows may change in 2006 after the completion of the negotiations with PDVSA for the transformation of operating contracts into “mixed companies” owned by Repsol YPF and PDVSA in accordance with Venezuelan legislation (see Note 41).

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2005

Name	Country	Parent	Other Shareholders(1)	Line of Business	Consolidation Method	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2005 Income (Loss)	Interim Dividend	Assets Owned(2)
Repsol Petróleo, S.A.	Spain	Repsol YPF, S.A.		Refining	F.C.	99.97	99.97	217.6	553.1	873.3	(600.1)	1,043.6
Repsol YPF Lubricantes y Especialidades, S.A.	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Production and marketing of by-products	F.C.	100	100	5.4	25.6	16.4		47.4
Estasur, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Distribution and marketing of lubricants	F.C.	100	100	0.1	0.8	1.4		2.3
Euroboxes, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Operation of workshops and other activities	E.M.	100	100	0.1	0.03	0.03	—	0.1
Repsol YPF Productos y Servicios Petrolíferos, S.A	Spain	Repsol YPF Lubricantes y Especialidades, S.A.		Airport services	E.M.	100	100	0.1	0.4	0.1	—	0.6
Repsol Eléctrica de Distribución, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A.	Electric power distribution and supply	E.M.	100	100	0.1	0.6	0.7	—	1.3
Asfaltos Españoles, S.A.	Spain	Repsol Petróleo, S.A.		Asphalts	P.C.	49.99	50.00	8.5	8.2	1.2	—	8.9
Red Eléctrica de Distribución, S.L.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A.	Electricity	E.M.	100.00	100.00	0.1	0.6	0.7	—	1.3
Repsol YPF Trading y Transportes, S.A. (RYTTSA)	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Trading of oil products	F.C.	99.99	100.00	0.1	31.1	49.7	—	80.9
RYTTSA Singapur	Cayman Islands	Repsol YPF Trading y Transportes, S.A.		Trading of oil products	F.C.	99.99	100.00	0.1	—	(0.7)	—	(0.6)
Repsol Overzee Finance, B.V.	Netherlands	Repsol YPF, S.A.		Portfolio company	F.C.	100.00	100.00	0.0	(14.4)	(8.9)	—	(23.2)
Atlantic 2/3 Holdings, Llc.	Trinidad & Tobago	Repsol Overzee Finance, B.V.		Portfolio company	P.C.	25.00	25.00	117.6				29.4
Atlantic LNG 2/3 Company of Trinidad & Tobago	Trinidad & Tobago	Atlantic 2/3 Holdings, Llc.		Gas supply and logistics	P.C.	25.00	100.00	117.6	69.5	70.4	—	64.4
Atlantic 4 Holdings, Llc.	Trinidad & Tobago	Repsol Overzee Finance, B.V.		Portfolio company	E.M.	22.22	22.22	203.7				45.3
Atlantic 4 LNG Company of Trinidad & Tobago	Trinidad & Tobago	Atlantic 4 Holdings, Llc.		Construction of liquefaction plant	P.C.	22.22	100.00	203.7	—	(4.5)		44.3
Repsol LNG T & T, Ltd.	Trinidad & Tobago	Repsol Overzee Finance, B.V.		Marketing of natural gas	F.C.	100.00	100.00	4.3	(1.5)	(2.7)	—	0.1
Repsol LNG, S.L.	Spain	Repsol YPF, S.A.	Atlantic LNG 4 Company of Trinidad & Tobago, Ultd.	Marketing of gas	F.C.	100.00	100.00	0.1	—	(5.4)	—	(5.3)
Gastream México S.A. de C.V.	Mexico	Repsol YPF, S.A.	Repsol LNG, S.L.	Other	F.C.	100.00	100.00	4.6	(1.0)	(2.4)	—	1.2
Pacific LNG Bolivia S.R.L.	Bolivia	Repsol YPF, S.A.		Oil and gas exploration and production	E.M.	37.50	37.50	1.2	(0.9)	(0.3)	—	(0.00)
Repsol Comercializadora de Gas, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Marketing of natural gas	F.C.	100.00	100.00	0.4	(0.3)	0.7	—	0.8
Repsol Butano, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	L.P.G. marketing	F.C.	100	100	58.7	240.0	81.5	—	380.2
Repsol Maroc	Morocco	Repsol Butano, S.A.		Marketing of gas	E.M.	100	100	1.4	(1.7)	(0.3)	—	(0.6)
National Gaz	Morocco	Repsol Maroc		L.P.G. marketing	E.M.	100.00	100	0.5	1.1	0.4	—	2.0
Repsol YPF Gas, S.A.	Argentina	Repsol Butano, S.A.		L.P.G. marketing	F.C.	85	85	22.5	5.5	5.5	—	28.5
Comsergas, Compañía Servicios Industriales de Gas Licuado, S.A.	Argentina	Repsol YPF Gas, S.A.		Gas installation work	F.C.	52.70	62.00	0.6	0.1	(0.2)	—	0.3
Gas Austral, S.A.	Argentina	Repsol YPF Gas, S.A.		L.P.G. marketing	E.M.	42.50	50.00	—	0.7	0.2	—	0.4
Mejorgas, S.A.	Argentina	Repsol YPF Gas, S.A.	Poligas Luján, S.A.	Marketing of natural gas	E.M.	75.73	75.73	—	(0.5)	(0.1)	—	(0.5)
Duragas, S.A.	Ecuador	Repsol Butano, S.A.		L.P.G. marketing	F.C.	100	100	6.2	6.2	3.6	—	16.0
Autogas, S.A.	Ecuador	Duragas, S.A.		L.P.G. marketing	F.C.	100	100	1.1	(0.3)	—	—	0.8
Servicio de Mantenimiento y Personal—SEMAPESA	Ecuador	Repsol Butano, S.A.		Maintenance and personnel services	F.C.	100	100	—	0.4	(0.2)	—	0.2
Repsol Butano Portugal R.B., S.A.		Repsol Butano, S.A.		L.P.G. marketing	F.C.	100	100	0.8	21.8	7.4	—	30.0

Name	Country	Parent	Other Shareholders(1)	Line of Business	Consolidation Method	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2005 Income (Loss)	Interim Dividend	Assets Owned(2)
Spelta Soc. Unipessoal Lda.	Portugal	Repsol Butano Portugal R.B., S.A.		L.P.G. marketing	E.M.	100	100	0.1	—	0.4	—	0.5
Saaga, S.A.	Portugal	Repsol Butano Portugal R.B., S.A.		L.P.G. marketing	E.M.	25.07	25.07	1.0	4.3	0.5	—	1.5
Repsol Butano Chile, S.A.	Chile	Repsol Butano, S.A.	Repsol YPF Gas de Chile, S.A.	Portfolio company	F.C.	100	100	121.2	9.3	13.2	—	143.7
Repsol YPF Gas Chile, Ltda.	Chile	Repsol Butano Chile, S.A.	OPESSA	Portfolio company	F.C.	100	100	167.2	(1.4)	13.4	—	179.2
Empresas Lipigas, S.A.	Chile	Repsol YPF Gas Chile, Ltda.		L.P.G. marketing	P.C.	45.00	45.00	87.9	(2.6)	36.1	(17.4)	46.8
Repsol YPF Comercial del Perú, S.A.	Peru	Repsol Butano, S.A.		L.P.G. marketing	F.C.	99.61	99.61	48.2	(12.4)	4.0	—	39.6
Limagás, S.A.	Peru	Repsol YPF Comercial Perú, S.A.		L.P.G. distribution	E.M.	29.85	29.97	4.0	5.0	0.2	—	2.7
Repsol YPF Comercial de la Amazonia, SAC	Peru	Repsol YPF Comercial Perú, S.A.	Grupo Repsol YPF del Perú	L.P.G. distribution	F.C.	99.61	100	1.0	(0.3)	(0.2)	—	0.5
Repsol YPF GLP de Bolivia, S.A.	Bolivia	Repsol Butano, S.A.	R. YPF E&P de Bolivia, S.A./R. YPF Bolivia, S.A.	L.P.G. marketing	F.C.	100.00	100	2.1	9.3	(1.6)	—	9.8
Repsol YPF Gas de Bolivia, S.A.	Bolivia	Repsol YPF GLP de Bolivia S.A.	Repsol YPF E&P S.A.	L.P.G. marketing	F.C.	51.00	51	1.6	3.0	0.9	—	2.8
Repsol France	France	Repsol Butano, S.A.	Repsol Química, S.A./Repsol YPF, S.A./Repsol Petróleo,S.A.	Distribution and marketing of oil products	F.C.	100	100	11.9	(0.3)	(0.7)	—	10.9
Repsol Gas Brasil, S.A.	Brazil	Repsol Butano, S.A.	Repsol YPF Brasil, S.A.	L.P.G. marketing	F.C.	100	100	1.9	(0.8)	(1.3)	—	(0.2)
Repsol Portugal Gas de Petróleo Liquefeito, S.A.	Portugal	Repsol Butano, S.A.	R. YPF Lubricantes y Especialidades	L.P.G. distribution and marketing	F.C.	100	100	0.1	10.6	—	—	10.7
Solgas Distribuidora de Gas, S.L.	Spain	Repsol Butano, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	L.P.G. marketing	F.C.	100	100	1.1	(0.4)	—	—	0.7
Vía Red Servicios Logísticos, S.A.	Spain	Repsol Butano, S.A.		Natural gas supply and logistics	E.M.	51	51	2.5	(1.1)	(0.3)	—	0.6
Energy Infraestructure Asia, B.V.	Netherlands	Repsol Butano, S.A.		Portfolio company	P.C.	51.00	51	12.1	26.9	(2.8)	—	18.5
Energy Infraestructure India, Ltd.	India	Energy Infraestructure Asia, B.V.		L.P.G. marketing	P.C.	51.00	100	18.4	(2.4)	(2.6)	—	6.8
Repsol Comercial de Productos Petrolíferos, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A./PETRONOR	Marketing of oil products	F.C.	96.64	97	334.8	522.2	107.5	(31.6)	901.6
Gasóleos y Lubricantes, GASOLUBE, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Campsa Estaciones de Servicio, S.A.—CAMPSARED	Distribution and marketing of oil products	F.C.	96.65	100	0.1	(0.1)	0.1		0.1
Gasolube Noroeste, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Campsa Estaciones de Servicio, S.A.—CAMPSARED	Distribution and marketing of oil products	F.C.	96.65	100	0.1	0.2	0.4		0.7
Gasolube Andalucía, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Campsa Estaciones de Servicio, S.A.—CAMPSARED	Distribution and marketing of oil products	F.C.	96.65	100	—	(0.1)	0.6		0.5
Gasolube Castilla y León, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Campsa Estaciones de Servicio, S.A.—CAMPSARED	Distribution and marketing of oil products	F.C.	96.65	100	—	(0.2)	0.1		(0.1)
Campsa Estaciones de Servicio, S.A.—CAMPSARED	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Operation and management of service stations	F.C.	96.64	100	8.4	18.0	29.8	(20.0)	35.0
Societat Catalana de Petrolis, S.A. (PETROCAT)	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Distribution and marketing of oil products	E.M.	43.71	45.00	15.2	(5.8)	0.2		4.2
Air Miles España, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Loyalty building programs	E.M.	21.75	22.50	0.1	1.0	0.5	—	0.3
Carburants i Derivats, S.A. (CADESA)	Andorra	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution of oil by-products	E.M.	32.14	33.25	0.1	0.7	0.7	—	0.5
Hinia, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF Lubricantes y Especialidades, S.A.	Distribution and marketing of oil products	F.C.	96.67	100	0.6	2.5	(0.2)		2.8
Autoclub Repsol S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Automotive services	F.C.	48.42	50.1	3.6	(1.2)	2.1		2.2
Euro 24, S.L.	Spain	Autoclub Repsol S.L.		Automotive services	F.C.	48.42	100	—	0.2	0.7	—	0.4
Autoclub Repsol Servicios S.L.	Spain	Autoclub Repsol S.L.		Automotive services	F.C.	48.42	100	—	0.1	0.1	—	0.1
Autoclub Repsol Correduría de Seguros S.L.	Spain	Autoclub Repsol S.L.		Insurance brokerage	F.C.	48.42	100	—	0.3	2.1	—	1.2
Noroil, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	PETRONOR	Distribution and marketing of oil products	F.C.	67.66	70	1.5	0.6	0.3		1.6

Name	Country	Parent	Other Shareholders(1)	Line of Business	Consolidation Method	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2005 Income (Loss)	Interim Dividend	Assets Owned(2)
Solred, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF, S.A.	Management of means of payment at service stations	F.C.	96.65	100	7.3	6.5	14.6		27.4
Gestión de Puntos de Venta, Gespevesa, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Management of service stations	P.C.	48.33	50	15.4	3.2	0.4	—	9.2
Terminales Canarios, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Storage and distribution of oil products	P.C.	48.33	50	20.8	1.3	1.1	—	11.2
Compañía Logística de Hidrocarburos CLH, S.A.	Spain	Repsol YPF, S.A.	PETRONOR	Transport and storage of oil products	E.M.	24.25	25	0.1	0.2	0.1	(0.1)	0.1
CLH Aviación, S.A.	Spain	CLH, S.A.		Transport and storage of oil products	F.C.(3)	100.00	100	31.7	16.9	9.9	—	58.5
Carbon Black Española, S.A. (CARBESA)	Spain	Repsol YPF, S.A.		No activity	F.C.	100.00	100	0.2	(0.1)	(3.5)		(3.4)
Repsol Company of Portugal Ltd.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)	Marketing of oil products	F.C.	100.00	100	0.2	2.5	0.4		3.1
Repsol Portuguesa, A.A.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)	Distribution and marketing of oil products	F.C.	100.00	100	59.0	176.0	(13.9)	—	221.1
Concha I—Combustiveis e Lubrificantes, Lda	Portugal	Repsol Portuguesa, A.A.		Distribution and marketing of oil products	F.C.	51.00	51	—	—	0.1		0.1
Gespost	Portugal	Repsol Portuguesa, A.A.		Marketing of oil products	F.C.	99.67	100	—	—	0.3		0.3
Caiageste—Gestao de Areas de Servicios Ltda.	Portugal	Gespost		Operation and management of service stations	E.M.	50.00	50	—	0.3	—		0.1
Parmad—SGPS, S.A.	Portugal	Repsol Butano Portugal R.B., S.A.	Repsol Portuguesa, A.A.	Portfolio company	E.M.	100.00	100	0.1	—	—	—	0.1
Tecnicontrol y Gestión Integral, S.L.	Spain	Repsol YPF, S.A.	Repsol Exploración, S.A.	Property development	F.C.	100	100	3.5	28.0	0.3	—	31.8
Bahía Bizkaia Electricidad, S.L.	Spain	Repsol YPF, S.A.		Energy production	P.C.	25	25	3.6	38.4	102.7	—	36.2
Bahía Bizkaia Gas, S.L.	Spain	Repsol YPF, S.A.		Maintenance of regasification plants	P.C.	25	25	3.6	21.6	11.4	—	9.2
Petróleos del Norte, S.A. (PETRONOR)	Spain	Repsol YPF, S.A.		Refining	F.C.	85.98	85.98	120.5	314.7	314.4	(100.1)	558.4
Asfalnor, S.A.	Spain	PETRONOR		Distribution and marketing of asphalt products	F.C.	85.98	100	0.1	—	0.1	—	0.2
Repsol Exploración, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Oil and gas exploration and production	F.C.	100	100	24.6	504.7	395.3	—	924.6
Repsol Exploración Trinidad, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	1.8	12.2	0.2	—	14.2
Repsol YPF Cuba, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	1.9	(0.7)	(5.3)	—	(4.0)
Repsol Exploración Colombia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	1.9	(0.7)	(9.5)	—	(8.2)
Repsol Exploración Argelia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	4.0	201.8	60.3	—	266.1
Repsol Exploración Murzuq, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	7.8	299.3	332.8	—	639.9
Repsol Oil Operations AG	Libya	Repsol Exploración Murzuq, S.A.		Oil and gas exploration and production	F.C.	100.00	100.00	0.1	0.8	0.2	—	1.1
Repsol Inco AG	Switzerland	Repsol Exploración Murzuq, S.A.		Oil and gas exploration and production	E.M.	40.00	40.00	0.1	0.3	—	—	0.1
Repsol YPF Ecuador, S.A.	Spain	Repsol Exploración, S.A.	Repsol Petróleo, S.A.	Oil and gas exploration and production	F.C.	100	100	4.7	15.9	(144.8)	—	(124.2)
Repsol YPF OCP de Ecuador, S.A.	Spain	Repsol YPF Ecuador, S.A.	Repsol Exploración Tobago, S.A.	Portfolio company	F.C.	100	100	0.1	2.0	14.8	—	16.9
Oleoducto de Crudos Pesados, Ltd.	Cayman Islands	Repsol YPF OCP de Ecuador, S.A.		Other	E.M.	29.66	29.66	84.8	(13.3)	14.1		25.4

Name	Country	Parent	Other Shareholders(1)	Line of Business	Consolidation Method	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2005 Income (Loss)	Interim Dividend	Assets Owned(2)
Repsol Exploración Securé, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	1.9	(0.6)	0.1	—	1.4
Repsol Exploración Perú, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	0.7	(0.2)	15.0	—	15.5
Perú LNG Company, Llc.	Peru	Repsol Exploración Perú, S.A.		Liquification	E.M.	20	20	47.6	(9.1)	(7.7)		6.2
TGP, S.A.	Peru	Repsol Exploración Perú, S.A.		Transmissions through gas pipelines	E.M.	10	10	175.9	(13.9)	20.1		18.2
Repsol YPF Oriente Medio, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	0.2	(0.1)	(8.9)	—	(8.8)
Repsol Exploración México S.A. de C.V.	Mexico	Repsol Exploración, S.A.		Oil and gas exploration and production	F.C.	100	100	18.8	(1.0)	16.8	—	34.7
Servicios Administrativos Cuenca de Burgos S.A. de C.V.	Mexico	Repsol Exploración, S.A.		Oil and gas exploration and production	F.C.	100	100	—	—	0.1	—	0.1
Repsol Exploración Kazakhstán, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	0.2	(0.1)	(1.8)	—	(1.7)
Repsol Exploración Tobago, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	0.2	(0.1)	(0.8)	—	(0.7)
Repsol YPF Eléctrica de Brasil, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	0.2	0.9	*	—
Repsol Exploración Azerbaiyan, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	0.1	0.1	—	—	0.2
Repsol Exploración Sierra Leona, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.	Oil and gas exploration and production	F.C.	100	100	2.8	(1.4)	(1.4)	—	0.1
Repsol Exploración Suriname, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.	Oil and gas exploration and production	F.C.	100	100	—	—	(5.4)	—	(5.4)
Termobarrancas, C.A.	Venezuela	Repsol Exploración, S.A.		Oil and gas exploration and production	F.C.	51	51	6.0	—	(1.1)		2.5
Repsol Exploración Venezuela, B.V.	Netherlands	Repsol Exploración, S.A.		Portfolio company	F.C.	100	100	246.5	(132.3)	(34.2)	—	80.1
Calio LLC	Venezuela	Repsol Exploración Venezuela, B.V.		Oil and gas exploration and production	F.C.	100	100	17.6	—	—	—	17.6
Repsol YPF Venezuela, S.A.	Venezuela	Repsol Exploración Venezuela, B.V.		Oil and gas exploration and production	F.C.	100	100	13.9	198.6	(157.7)	—	54.8
Repsol YPF Venezuela Gas	Venezuela	Repsol YPF Venezuela, S.A.		Oil and gas exploration and production	F.C.	100	100	—	—	0.4	—	0.4
Repsol Exploración Guinea, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	0.1	16.1	(14.2)		1.9
BPRY Caribbean Ventures LLC	Trinidad & Tobago	Repsol Exploración, S.A.		Portfolio company	P.C.	30.00	30.00	1,033.5	(1,256.9)	366.1	—	42.8
BP Amoco Trinidad & Tobago	Trinidad & Tobago	BPRY Caribbean Ventures LLC		Oil and gas exploration and production	P.C.	30.00	100	142.7	113.5	505.5	(337.8)	127.1
Dubai Marine Areas, Ltd. (DUMA)	UK	Repsol Exploración, S.A.		Oil and gas exploration and production	P.C.	50.00	50.00	0.1	134.6	0.6		67.6
Repsol Investigaciones Petrolíferas, S.A.	Spain	Repsol Exploración, S.A.		Oil and gas exploration and production	F.C.	100	100	225.9	312.3	17.0		555.2
EniRepsa Gas Limited	Saudi Arabia	Repsol Exploración, S.A.		Gas supply and logistics	E.M.	30.00	30.00	27.9	(4.7)	(28.1)	—	(1.5)

Name	Country	Parent	Other Shareholders(1)	Line of Business	Consolidation Method		% of Total Ownership		Amount in Millions of Euros
							% of Direct Ownership	% of Control	Share Capital	Reserves	2005 Income (Loss)	Interim Dividend	Assets Owned(2)
Repsol E&P USA	US	Repsol Exploración, S.A.		Oil and gas exploration and production	F.C.		100.00	100.00	—	—	(8.0)	—	(8.0)
Repsol Energy North America Corp.	US	Repsol Exploración, S.A.		L.N.G. marketing	F.C.		100.00	100.00	—	—	(0.3)	—	(0.3)
Repsol YPF Perú, BV	Netherlands	Repsol YPF, S.A.		Portfolio company	F.C.		100	100	0.1	0.1	0.00	—	0.2
Grupo Repsol YPF del Perú, S.A.C.	Peru	Repsol YPF Perú, B.V.		Portfolio company	F.C.		100	100	0.0	—	0.00	—	0.0
Refinería La Pampilla, S.A.	Peru	Repsol YPF Perú, B.V.		Refining	F.C.		51.03	51.03	0.1	0.0	0.08	—	0.1
Repsol Comercial, S.A.C.	Peru	Repsol YPF Perú, B.V.		Marketing of fuels	F.C.		100	100	0.0	(0.0)	-0.01	—	0.0
Repsol YPF Comercial del Ecuador, S.A.	Ecuador	Repsol YPF, S.A.		Marketing of oil and gas	F.C.		100	100	0.1	(0.0)	0.00	—	0.1
Combustibles Industriales Oil Trader, S.A.	Ecuador	Repsol YPF Comercial Ecuador, S.A.		Marketing of oil and gas	F.C.		100	100	0.0	(0.0)	0.00	—	0.0
Repsol International Finance B.V.	Netherlands	Repsol YPF, S.A.		Finance and holding company	F.C.		100.00	100.00	279.6	723.2	151.2		1,154.0
Repsol LNG Port of Spain, BV	Netherlands	Repsol International Finance, B.V.		Portfolio company	F.C.		100.00	100.00	0.0	101.4	47.4	—	148.9
Atlantic 1 Holdings, LLC	Trinidad & Tobago	Repsol LNG Port of Spain, BV		Portfolio company	E.M.		20.00	20.00	206.0		242.4	(242.4)	41.2
Atlantic LNG Co. of Trinidad & Tobago	Trinidad & Tobago	Atlantic 1 Holdings, LLC		Gas supply and logistics	F.C.	(4)	20.00	100.00	206.0	141.8	323.2	(242.4)	85.7
Repsol International Capital	Cayman Islands	Repsol International Finance, B.V.		Finance and holding company	F.C.		100.00	100.00	0.7	(221.0)	(12.0)		(232.3)
Repsol Investeringen, BV	Netherlands	Repsol International Finance, B.V.		Portfolio company	F.C.		100.00	100.00	*	*		—	*
Repsol Netherlands Finance, BV	Netherlands	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Finance	F.C.		100.00	100.00	1.0	49.2	(32.8)		17.4
Repsol YPF Capital, S.L.	Spain	Repsol International Finance, B.V.	Repsol YPF, S.A.	Portfolio company	F.C.		100.00	100.00	463.7	16.6	95.7		576.0
Caveant, S.A.	Argentina	Repsol YPF Capital, S.L.	Repsol YPF, S.A.	Investment company	F.C.		100	100	9.5	0.6	20.1	—	30.1
Gaviota RE	Luxembourg	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Reinsurance	F.C.		100.00	100.00	5.1	(1.8)			3.3
Repsol (UK) Ltd.	UK	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	In liquidation	E.M.		100.00	100.00	20.3	(18.9)	(0.2)		1.2
Repsol Canada Ltd.	Canada	Repsol International Finance, B.V.		L.N.G. regasification	F.C.		100.00	100.00	—	—	—	—	—
Repsol Canada LNG, Ltd.	Canada	Repsol International Finance, B.V.		L.N.G. regasification	F.C.		100.00	100.00	—	—	(6.0)	—	(6.0)
Repsol Energy Canada, Ltd.	Canada	Repsol International Finance, B.V.		L.N.G. marketing	F.C.		100.00	100.00	—	—	(0.9)	—	(0.9)
Repsol Occidental Corporation	US	Repsol International Finance, B.V.		Oil and gas exploration and production	P.C.		25.00	25.00	0.3	24.2	117.8	(93.3)	12.3
Repsol Química, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Production and sale of petrochemicals	F.C.		100.00	100.00	60.5	(20.1)	(24.9)		15.5
Polidux, S.A.	Spain	Repsol Química, S.A.	Repsol YPF, S.A.	Production and sale of petrochemicals	F.C.		99.99	100.00	17.5	(5.9)	(1.9)		9.7
Repsol Bronderslev A/S	Denmark	Repsol Química, S.A.		Production and sale of petrochemicals	F.C.		100.00	100.00	3.1	5.6	(0.3)		8.4
Repsol Polívar, SPA	Italy	Repsol Bronderslev, A/S		Production and sale of petrochemicals	F.C.		100.00	100.00	0.5	0.7	(0.6)		0.6
General Química, S.A.	Spain	Repsol Química, S.A.	Repsol Investigaciones Petrolíferas S.A.	Production and sale of petrochemicals	F.C.		99.00	100.00	3.0	38.6	(2.9)		38.3
Cogeneración Gequisa, S.A.	Spain	General Química, S.A.		Production of electricity and steam	E.M.		39.00	39.00	1.8	1.8	0.7		1.7
Dynasol Elastómeros, S.A.	Spain	Repsol Química, S.A.		Production and marketing of chemicals	P.C.		50.01	50.01	16.8	34.4	—	—	25.6
Dynasol Elastómeros, S.A. de C.V.	Mexico	Repsol Química, S.A.		Production and marketing of chemicals	E.M.		49.99	50.01	58.6	3.8	5.7		34.0

Name	Country	Parent	Other Shareholders(1)	Line of Business	Consolidation Method	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2005 Income (Loss)	Interim Dividend	Assets Owned(2)
Dynasol Gestión, S.A.	Spain	Repsol Química, S.A.		Production of chemicals	E.M.	50.00	50.00	0.1	0.3	0.1		0.3
Dynasol LLC	US	Repsol Química, S.A.		Marketing of petrochemicals	E.M.	50.00	50.00	—	2.7	1.2	—	2.0
Repsol Polimeros LDA	Portugal	Repsol Química, S.A.	Repsol Lusitania, S.L.	Production and sale of petrochemicals	F.C.	70.00	100.00	268.3	0.4	22.3		203.7
Polymer Technology Inc.	US	Repsol Química, S.A.		Technology license	E.M.	70	70	—	—	—	—	—
Polymed	Algeria	Repsol Química, S.A.		Production of polyethylene	E.M.	26.95	26.95	45.3		(20.6)		6.7
Repsol Chemie Deutchland GmbH	Germany	Repsol Química, S.A.		Marketing of chemicals	E.M.	100.00	100.00	0.1	0.6	0.3		1.0
Repsol Lusitania, S.L.	Spain	Repsol YPF, S.A.	Repsol Química, S.A.	Portfolio company	F.C.	100.00	100.00		—	(1.0)	—	(1.0)
Repsol Italia, SpA	Italy	Repsol YPF, S.A.		Marketing of oil products	F.C.	100.00	100.00	2.4	7.9	5.6		15.9
Gas Natural SDG, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Distribution of gas	P.C.	30.85	30.85	447.8	3,496.1	766.5	(138.8)	1,410.1
Sagane, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas supply	P.C.	30.85	100.00	94.8	29.0	76.3	—	61.7
Europe Maghreb Pipeline, Ltd. (EMPL)	UK	Sagane, S.A.		Gas transmission	P.C.	22.39	72.60	0.1	102.4	115.9	(82.6)	30.4
Metragaz, S.A.	Morocco	Sagane, S.A.		Gas transmission	P.C.	22.31	72.33	3.4	1.0	1.4	—	1.3
Gas Natural transporte SDG, S.L.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.85	100.00	15.0	42.0	1.5	—	18.0
Gas Natural Exploración, S.L.	Spain	Gas Natural SDG, S.A.	La Energía, S.A.	Gas transmission	P.C.	30.85	100.00	6.3	0.1	(0.7)	—	1.8
Repsol-Gas Natural LNG	Spain	Repsol YPF, S.A.	Gas Natural SDG, S.A.	Gas transmission	P.C.	65.42	100.00	2.0	—	(0.4)	—	1.0
Gas Natural Soluciones, S.L.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of gas	P.C.	30.85	100.00	6.2	2.0	1.3	—	2.9
Iradia Climatización AIE	Spain	Gas Natural Soluciones, S.L.	Gas Natural Servicios SDG, S.A.	Energy management	P.C.	30.85	100.00	0.3	0.1	—	—	0.1
Kromschroeder, S.A. (3)	Spain	Gas Natural SDG, S.A.		Meters	E.M.	13.12	42.52	0.7	10.5	(0.2)	—	1.4
Natural Energy, S.A.	Argentina	Kromschroeder, S.A.	La Propagadora del Gas, S.A.	Marketing of gas	P.C.	15.38	72.00	—	0.2	1.4	—	0.2
Gas Natural Castilla y León, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	27.79	90.10	6.3	78.4	17.0	—	28.3
Gas Natural Castilla La Mancha, S.A.	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	29.30	95.00	26.9	15.1	1.6	—	12.8
Gas Natural Distribución SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.85	100.00	101.0	997.6	61.0	—	357.7
Gas Natural de Alava, S.A. (3)	Spain	Gas Natural SDG, S.A.		Distribution of gas	E.M.	3.08	10.00	10.3	10.3	4.3	—	0.8
Gas Natural Distribución Eléctrica, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity distribution	P.C.	30.85	100.00	0.1	(0.1)	(0.2)	—	(0.1)
Electra de Abusejo, S.L.	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.	Electricity distribution	P.C.	30.85	100.00	0.1	—	—	—	0.0
Distribuidora eléctrica Navasfrías, S.L.	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.	Electricity distribution	P.C.	30.85	100.00	0.2	—	—	—	0.1
Gas Natural Rioja, S.A.	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	26.99	87.50	2.7	8.9	2.2	—	3.7
Gas Navarra, S.A.	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	27.76	89.99	3.6	27.1	5.2	—	10.0
Gas Galicia SDG, S.A.	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	19.12	62.00	32.6	4.7	0.7	—	7.3
Gas Natural La Coruña, S.A.	Spain	Gas Galicia SDG, S.A.		Distribution of gas	P.C.	17.40	91.00	2.3	(0.6)	0.2	—	0.3
Gas Aragón, S.A.	Spain	Gas Natural SDG, S.A.		Distribution of gas	E.M.	10.80	35.00	5.9	16.2	8.5	(3.9)	2.9
La Propagadora del Gas, S.A.	Spain	Gas Natural SDG, S.A.	Holding Gas Natural, S.A.	Portfolio company	P.C.	30.85	100.00	0.2	0.9	0.3	—	0.4
Gas Natural Informática, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Computer services	P.C.	30.85	100.00	19.9	3.5	1.4	—	7.6
Gas Natural Andalucía, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.85	100.00	12.4	30.7	10.6	—	16.6
Compañía Auxiliar de Industrias Varias, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.C.	30.85	100.00	0.3	1.7	(0.3)	—	0.5
La Energía, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity cogeneration	P.C.	30.85	100.00	10.7	0.8	0.1	—	3.6
A.I.E. Ciudad Sanitaria Vall d’ Hebrón	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	25.06	81.25	1.7	0.2	(0.1)	—	0.5
Sociedad de Tratamiento Hornillos, S.L.	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	24.68	80.00	1.2	(0.1)	1.1	—	0.5
UTE La Energía-SPA	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	18.51	60.00	1.3	—	0.1	—	0.3
AECS Hospital Trias i Pujol AIE	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	15.42	50.00	0.9	0.1	—	—	0.2
Sociedad de Tratamiento La Andaya, S.L.	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	13.88	45.00	1.1	0.2	1.0	—	0.3
AECS Hospital Bellvitge AIE	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	15.42	50.00	0.8	(0.6)	(0.2)	—	0.0
Tratamiento Almazán, S.L.	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	27.76	90.00	—	—	—	—	—
Gas Natural Comercializadora, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Retailing of gas and industrial electricity	P.C.	30.85	100.00	2.4	29.6	4.1	—	11.1

Name	Country	Parent	Other Shareholders(1)	Line of Business	Consolidation Method	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2005 Income (Loss)	Interim Dividend	Assets Owned(2)
Invergas Puerto Rico,S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.85	100.00	5.1	(1.0)	(0.6)	—	1.1
Buenergía Gas & Power Ltd	Puerto Rico	Invergas Puerto Rico,S.A.		Portfolio company	P.C.	29.30	95.00	0.1	(88.1)	(0.6)	—	(26.0)
Ecoeléctrica Holdings Ltd.	Puerto Rico	Buenergía Gas & Power Ltd		Portfolio company	P.C.	14.65	50.00	63.2	12.2	8.5	(20.4)	9.3
Ecoeléctrica Ltd.	Puerto Rico	Ecoeléctrica Holdings Ltd.		Portfolio company	P.C.	14.65	100.00	0.6	0.1	0.1	(0.2)	0.1
Ecoeléctrica LP Ltd.	Puerto Rico	Ecoeléctrica Holdings Ltd.	Ecoeléctrica Ltd.	Electricity production	P.C.	14.65	100.00	63.2	4.8	47.2	(28.6)	12.7
Gas Natural Servicios SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Retailing of domestic gas and electricity	P.C.	30.85	100.00	2.9	2.7	—	—	1.7
UTE Dalkia GN Servicios	Spain	Gas Natural Servicios SDG, S.A.		Energy management	P.C.	15.42	50.00	—	(0.3)	—	—	(0.0)
Gas Natural Electricidad SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity production and retailing	P.C.	30.85	100.00	33.1	(0.9)	0.2	—	10.0
Gas Natural Corporación Eólica, S.L.	Spain	Gas Natural Electricidad SDG, S.A.	La Energía, S.A.	Wind power production	P.C.	30.85	100.00	1.0	(0.1)	(3.5)	—	(0.8)
Sinia XXI, S.A.	Spain	Gas Natural Corporación Eólica, S.L.	La Propagadora del Gas, S.A.	Wind power production	P.C.	30.85	100.00	6.0	(0.3)	0.6	—	1.9
Corporación Eólica Zaragoza, S.L.	Spain	Sinia XXI, S.A.		Wind power production	P.C.	20.98	68.00	2.5	0.1	0.7	—	0.7
Montouto 2000, S.A.	Spain	Sinia XXI, S.A.		Wind power production	P.C.	15.11	49.00	6.0	(2.2)	2.5	—	1.0
Explotaciones Eólicas Sierra de Utrera	Spain	Sinia XXI, S.A.		Wind power production	P.C.	15.42	50.00	2.7	2.4	4.5	—	1.5
Enervent, S.A. (3)	Spain	Sinia XXI, S.A.		Wind power production	E.M.	8.02	26.00	2.4	0.4	1.7	—	0.4
Burgalesa de Generación Eólica, S.A.	Spain	Sinia XXI, S.A.		Wind power production	E.M.	7.48	24.24	1.5	0.1	0.3	—	0.1
Desarrollo de Energías Renovables, S.A.	Spain	Gas Natural Corporación Eólica, S.L.		Wind power production	P.C.	30.85	100.00	42.3	120.9	3.9	—	51.5
Aplicaciones y Proyectos energéticos, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	30.85	100.00	0.1	0.1	—	—	0.1
Boreas Eólica, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	30.70	99.52	5.2	2.5	2.4	—	3.1
Los Castrios, S.A.	Spain	Boreas Eólica, S.A.		Wind power production	P.C.	10.23	33.33	2.2	—	—	—	0.2
Molinos de Valdebezana, S.A.	Spain	Boreas Eólica, S.A.		Wind power production	P.C.	18.42	60.00	0.1	—	—	—	0.0
Boreas Eólica 2, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	27.76	90.00	2.6	2.7	1.8	—	2.0
Desarrollo de Energias Renovables Castilla La Mancha, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	30.85	100.00	0.1	—	—	—	0.0
Desarrollo de Energías Renovables de Navarra, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	15.42	50.00	9.9	18.1	7.6	—	5.5
Desarrollo de Energías Renovables de La Rioja, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	11.18	36.25	16.5	2.4	5.6	(1.0)	2.6
Molinos del Cidacos, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	15.42	50.00	10.2	3.6	9.9	—	3.7
Molinos de La Rioja, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	10.28	33.33	3.0	1.0	1.7	—	0.6
Molinos de Linares, S.A.	Spain	Molinos de La Rioja, S.A.		Wind power production	P.C.	7.71	75.00	1.0	—	—	—	0.1
Sistemas Energéticos La Muela, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	E.M.	6.17	20.00	3.1	2.5	1.8	—	0.5

Name	Country	Parent	Other Shareholders(1)	Line of Business	Consolidation Method	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2005 Income (Loss)	Interim Dividend	Assets Owned(2)
Sistemas Energéticos Mas Garullo, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	E.M.	5.55	18.00	1.5	1.4	1.5	—	0.2
Energy way Produçao de energía, LDA	Portugal	Gas Natural Electricidad SDG, S.A.		Wind power production	P.C.	30.85	100.00	—	—	—	—	—
Desarrollo del Cable, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Telecommunications	P.C.	30.85	100.00	21.1	20.5	8.0	—	15.3
Gas Natural Cantabria SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	27.89	90.41	3.2	27.9	2.1	—	9.3
Gas Natural Murcia SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.83	99.94	19.4	(2.2)	(0.2)	—	5.2
Gas Natural Cegas S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.75	99.99	25.5	60.3	7.6	—	28.7
Gas Natural Aprovisionamientos SDG, S.A.	Spain	Gas Natural SDG, S.A.	Sagane, S.A.	Gas supply	P.C.	30.85	100.00	0.6	18.3	(44.6)	—	(7.9)
Gas Natural Finance, BV	Netherlands	Gas Natural SDG, S.A.		Finance	P.C.	30.85	100.00	—	2.5	0.7	—	1.0
Holding Gas Natural, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.85	100.00	0.3	0.2	—	—	0.2
Gas Natural Sao Paulo Sul, S.A.	Brazil	Gas Natural, SDG, S.A.		Distribution of gas	P.C.	30.85	100.00	346.4	(175.6)	(5.5)	—	51.0
Gas Natural International, Ltd.	Republic of Ireland	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.C.	30.85	100.00	25.4	15.5	0.2	—	12.7
Gas Natural Internacional SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.85	100.00	349.5	(60.0)	64.4	—	109.2
CEG Rio, S.A.		Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Marketing of gas	P.C.	18.38	59.59	20.1	(0.1)	7.3	(5.2)	4.1
Companhia Distribuidora de Gás do Rio de Janeiro S.A.		Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Distribution of gas	P.C.	16.71	54.17	147.7	(85.8)	19.6	(11.1)	11.8
Gas Natural Commercialisation France	France	Gas Natural Internacional SDG		Marketing of gas	P.C.	30.85	100.00	—	—	(1.4)	—	(0.4)
Gas Natural Puerto Rico, INC	Puerto Rico	Gas Natural Internacional SDG, S.A.		Portfolio company	P.C.	30.85	100.00	1.0	(0.1)	(0.2)	—	0.2
Invergas, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio company	P.C.	22.21	72.00	48.9	60.6	—	—	24.3
Gas Natural Ban, S.A.	Argentina	Invergas, S.A.	Gas Natural Argentina SDG, S.A.	Transmission and distribution of gas	P.C.	15.55	70.00	214.7	(152.2)	10.4	(13.4)	9.2
Gas Natural Argentina SDG, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio company	P.C.	22.21	72.00	105.0	(23.4)	—	—	18.1
Gas Natural do Brasil S.A.	Brazil	Gas Natural Internacional, SDG, S.A.		Electricity production and retailing	P.C.	30.84	99.99	0.6	(1.5)	(0.4)	—	(0.4)
Gas Natural Serviços, S.A.	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural do Brasil S.A.	Services	P.C.	30.85	100.00	1.7	0.3	0.1	—	0.6
Gas Natural México, S.A. de CV	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Transmission and distribution of gas	P.C.	26.76	86.75	470.7	(148.2)	3.5	—	87.2
Comercializadora Metrogas S.A. de CV	Mexico	Gas Natural México, S.A. de C.V.	Sistemas de Admin. y Servicios	Distribution of gas	P.C.	26.76	100.00	128.1	(56.1)	2.9	—	20.0
Adm. Servicios Energía México, S.A. de CV	Mexico	Comercializadora Metrogas S.A. de CV	Gas Natural México, S.A. de C.V.	Services	P.C.	26.76	100.00	—	(0.4)	—	—	(0.1)
Energía y Confort Admón. de Personal, S.A. de CV	Mexico	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.	Services	P.C.	26.76	100.00	—	0.1	0.1	—	0.1
Gas Natural Servicios, S.A. de C.V.	Mexico	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.	Services	P.C.	26.76	100.00	6.1	(2.8)	(0.2)	—	0.8

Name	Country	Parent	Other Shareholders(1)	Line of Business	Consolidation Method	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2005 Income (Loss)	Interim Dividend	Assets Owned(2)
Transnatural, SRL de CV.	Mexico	Gas Natural México, S.A. de CV		Transmission and marketing of gas	P.C.	13.38	50.00	10.4	(8.4)	(1.9)	—	0.0
CH4 Energía, S.A de CV.	Mexico	Gas Natural México, S.A. de CV		Transmission and marketing of gas	P.C.	13.38	50.00	0.6	0.1	0.9	—	0.2
Gas Natural Vendita Italia, SPA	Italy	Gas Natural Internacional SDG, S.A.		Marketing of gas	P.C.	30.85	100.00	2.1	6.9	(1.1)	—	2.4
Nettis Impianti, S.P.A.	Italy	Gas Natural Internacional SDG, S.A.		Portfolio company and distribution of gas	P.C.	30.85	100.00	3.1	123.1	(0.4)	—	38.8
Gasdotti Azienda Siciliana, S.P.A.	Italy	Nettis Impianti, S.P.A.	Autocartera	Distribution of gas	P.C.	30.85	90.00	0.5	27.1	(4.1)	—	7.2
Agragas, S.P.A.	Italy	Nettis Impianti, S.P.A.	Autocartera	Distribution of gas	P.C.	30.85	90.00	0.1	35.7	(0.5)	—	10.9
Normanna Gas, S.P.A.	Italy	Nettis Impianti, S.P.A.		Distribution of gas	P.C.	30.85	90.00	0.1	28.9	(0.2)	—	8.9
Gas Natural Servici e Logistica Italia, S.P.A.	Italy	Nettis Impianti, S.P.A.		Portfolio company	P.C.	30.85	90.00	0.1	0.4	(0.3)	—	0.1
Congas, S.P.A.	Italy	Normanna Gas, S.P.A.	Agragas, S.P.A., Gasdotti Azienda Siciliana, S.P.A.	Marketing of gas	P.C.	30.85	100.00	0.1	1.2	(0.1)	—	0.4
Nettis Gestioni, S.R.L.	Italy	Nettis Impianti, S.P.A.		Distribution of gas	P.C.	30.85	100.00	0.1	1.7	0.2	—	0.6
Nettis Gas Plus, S.P.A.	Italy	Nettis Impianti, S.P.A.	Nettis Gestioni, S.R.L.	Marketing of gas	P.C.	30.85	100.00	2.6	2.6	1.9	—	2.2
SCM, S.R.L.	Italy	Nettis Impianti, S.P.A.	Nettis Gestioni, S.R.L.	Distribution of gas	P.C.	30.85	100.00	0.8	(0.2)	0.2	—	0.2
SCM Gas Plus, S.R.L.	Italy	SCM, S.R.L.		Marketing of gas	P.C.	30.85	100.00	0.2	0.1	(0.2)	—	0.0
Smedigas, S.P.A.	Italy	Gas Natural Internacional SDG, S.A.		Distribution of gas	P.C.	30.85	100.00	0.6	20.7	0.9	—	6.8
Gas Natural Rigassificazione Italia, SPA	Italy	Gas Natural Internacional SDG, S.A.		Distribution of gas	P.C.	30.85	100.00	0.1	—	—	—	0.0
Sistemas Administración y Servicios, S.A. de CV	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Services	P.C.	26.84	87.00	—	0.2	—	—	0.1
Natural Servicios, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Gas installation work	P.C.	24.46	79.31	2.3	(1.3)	0.3	—	0.3
Serviconfort Colombia S.A.	Colombia	Gas Natural Internacional, SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.C.	30.85	95.00	0.2	0.3	0.5	—	0.3
Gas Natural, S.A. ESP	Colombia	Gas Natural Internacional, SDG, S.A.		Distribution of gas	P.C.	18.22	59.06	10.9	159.2	43.9	—	39.0
Gas Natural Cundiboyacense, S.A. ESP	Colombia	Gas Natural, S.A. ESP		Distribution of gas	P.C.	23.89	77.45	1.1	5.2	2.4	—	2.1
Gasoriente, S.A. ESP	Colombia	Gas Natural, S.A. ESP		Distribution of gas	P.C.	9.93	54.50	9.2	24.6	6.7	(9.4)	3.1
Gases de Barrancabermeja, S.A. ESP	Colombia	Gasoriente, S.A. ESP		Distribution of gas	P.C.	9.93	99.99	1.3	1.6	0.3	—	0.3
Portal Gas Natural S.A.	Spain	Gas Natural SDG, S.A.		e-business	P.C.	30.85	100.00	8.0	0.4	0.1	—	2.6
Portal del Instalador, S.A.	Spain	Portal Gas Natural	Repsol YPF, S.A.	Services	P.C.	23.14	85.00	1.3	(0.1)	(0.1)	—	0.3
Torre Marenostrum, S.A.	Spain	Gas Natural SDG, S.A.		Real estate	E.M.	13.88	45.00	5.3	14.5	(0.1)	—	2.7
Central Térmica la Torrecilla, S.A.	Spain	Gas Natural SDG, S.A.		Electricity cogeneration	P.C.	15.42	50.00	2.1	—	—	—	0.3
Natural RE, S.A.	Luxembourg	Gas Natural International, Ltd.	Holding Gas Natural, S.A.	Finance	P.C.	30.85	100.00	3.1	—	(0.4)	—	0.8
Gas Natural Capital Markets, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.C.	30.85	100.00	0.1	—	—	—	0.0
Proyectos Integrados Energéticos, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Electricity and natural gas	F.C.	100	100	6.0	6.4	2.6		15.0
YPF, S.A. 7	Argentina	Repsol YPF, S.A.	Repsol YPF Capital/ CAVEANT/R.Exploración	Oil and gas exploration and production	F.C.	99.04	99.04	4,594.8	(3.2)	1,640.7	—	6,172.5
YPF International, S.A.	Bolivia	YPF, S.A.	Repsol YPF Bolivia/Repsol YPF E&P Bolivia	Portfolio company	F.C.	99.04	100	202.2	(114.5)	4.7	—	91.5
YPF Energy Holdings N.V.	Neth. Antilles	YPF International, S.A.		Portfolio company	F.C.	99.04	100	354.7	(284.8)	2.4	—	71.6
YPF Jambi Merang, B.V.	Netherlands	YPF International, S.A.		Oil and gas exploration and production	F.C.	99.04	100	0.1	—	—	—	0.1

Name	Country	Parent	Other Shareholders(1)	Line of Business	Consolidation Method	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2005 Income (Loss)	Interim Dividend	Assets Owned(2)
YPF Ecuador Inc.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	F.C.	99.04	100	0.9	(0.9)	—	—	—
Greenstone Assurance, Ltd.	Bermuda	YPF International, S.A.		Reinsurance	F.C.	99.04	100	14.2	(12.4)	1.4	—	3.2
YPF Malaysia, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	F.C.	99.04	100	—	(16.8)	—	—	(16.6)
Maxus Guyana, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	F.C.	99.04	100	—	(3.0)	(0.3)	—	(3.3)
Oil Enterprise, Ltd. (SPE)		YPF, S.A.		Special Porpouse Entity	F.C.	99.04	100	—	(26.0)	2.9	—	(22.9)
Oil International, Ltd. (SPE)		YPF, S.A.		Special Porpouse Entity	F.C.	99.04	100	—	(10.6)	10.6	—	—
YPF Holdings Inc.	US	YPF, S.A.		Portfolio company	F.C.	99.04	100	458.9	(549.1)	(38.8)	—	(127.8)
CLH Holdings	US	YPF Holdings Inc.		Finance	F.C.	99.04	100	124.4	(187.1)	(9.3)	—	(71.3)
Tierra Solutions Inc.	US	CLH Holdings		Other	F.C.	99.04	100	124.4	(187.1)	(9.3)	—	(71.3)
Maxus Energy Corporation	US	YPF Holdings Inc.		Oil and gas exploration and production	F.C.	99.04	100	237.3	(356.5)	(21.0)	—	(138.9)
Maxus US Exploration Co.	US	Maxus Energy Corporation		Oil and gas exploration and production	F.C.	99.04	100	1.6	(109.0)	(9.4)	—	(115.7)
Midgard Energy Co.	US	Maxus Energy Corporation		Oil and gas exploration and production	F.C.	99.04	100					—
Diamond Gateway Coal Co.	US	Maxus Energy Corporation		Other	F.C.	99.04	100	(9.6)	0.8	(0.1)	—	(8.8)
Wheeling Gateway Coal Co.	US	Maxus Energy Corporation		Other	F.C.	99.04	100					—
Gateway Coal Co.	US	Maxus Energy Corporation	Diamond Gateway Coal Co.	Other	F.C.	99.04	100					—
Ryttsa USA Inc.	US	YPF Holdings Inc.		Marketing of oil products	F.C.	99.04	100					—
Compañía Mega	Argentina	YPF, S.A.		Gas fractionation	P.C.	37.64	38.00	171.3	57.2	103.1	—	124.8
Operadora de Estaciones de Servicio, S.A. OPESSA	Argentina	YPF, S.A.	Repsol YPF Gas, S.A.	Marketing of oil and gas	F.C.	98.90	99.85	101.0	(58.5)	9.4	—	51.3
YPF Inversora Energética, S.A.	Argentina	YPF, S.A.	Astra Evangelista, S.A.	Portfolio company	E.M.	99.04	100	—	—	—	—	—
Gas Argentino, S.A. (GASA)	Argentina	YPF Inversora Energética, S.A.		Portfolio company	E.M.	44.89	45.33	260.8	(344.5)	8.7	—	(33.7)
Metrogas, S.A.	Argentina	Gas Argentino, S.A. (GASA)		Distribution of gas	E.M.	31.43	70.00	480.7	(721.2)	19.2	—	(69.5)
Oiltanking Ebytem, S.A.	Argentina	YPF, S.A.		Transmission and storage of oil and gas	E.M.	29.71	30.00	9.9	(1.0)	6.9	—	4.7
A&C Pipeline Holding	Cayman Islands	YPF, S.A.		Finance	E.M.	17.83	18.00	0.8	—	—	—	0.1
Oleoducto Transandino Argentino, S.A.	Argentina	A&C Pipeline Holding		Oil pipeline construction and operation	E.M.	17.83	100	38.3	—	—	—	6.8
Oleoducto Trasandino Chile, S.A.	Chile	A&C Pipeline Holding		Oil pipeline construction and operation	E.M.	17.83	100	—	—	—	—	—
Gasoducto del Pacífico Argentina, S.A.	Argentina	YPF, S.A.		Gas pipeline construction and operation	E.M.	8.67	10.00	104.6	(42.0)	4.6	—	5.8
Profertil, S.A.	Argentina	YPF, S.A.		Production and sale of gas products	P.C.	49.52	50.00	300.6	(65.7)	84.8	—	158.3
Refinerías del Norte, S.A. (REFINOR)	Argentina	YPF, S.A.		Refining and marketing of oil products	P.C.	49.52	50.00	85.2	15.6	45.5	(26.7)	59.2
Terminales Marítimas Patagónicas, S.A.	Argentina	YPF, S.A.		Logistics of oil by-products	E.M.	32.83	33.15	12.1	24.7	1.9	—	12.7
Oleoductos del Valle, S.A. (OLDELVAL)	Argentina	YPF, S.A.		Logistics of oil by-products	E.M.	36.64	37.00	93.0	(10.4)	6.9	—	32.8
Poligas Luján, S.A.	Argentina	YPF, S.A.		Bottling, transmission and marketing of L.P.G.	F.C.	50.01	50.49	—	—	—	—	—
Argentine Private Development Company (APDC)	Cayman Islands	YPF, S.A.		Oil and gas exploration and production	F.C.	99.04	100	25.4	(13.8)	—	—	11.5
Astra Evangelista, S.A.	Argentina	YPF, S.A.	OPESSA	Engineering and construction	F.C.	99.04	100	7.3	10.4	(2.5)	—	15.1
AESA Construcciones y Servicios	Brazil	Astra Evangelista, S.A.	YPF, S.A.	Engineering and construction	F.C.	99.04	100	2.3	(0.6)	—	—	1.7

Name	Country	Parent	Other Shareholders(1)	Line of Business	Consolidation Method	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2005 Income (Loss)	Interim Dividend	Assets Owned(2)
Adicor, S.A.	Uruguay	Astra Evangelista, S.A.		Other	F.C.	99.04	100	0.1	6.8	—	—	6.8
Gasoducto Oriental, S.A.	Argentina	Astra Evangelista, S.A.		Distribution of natural gas	E.M.	16.50	16.66	—	2.0	(0.1)		0.3
Inversora Dock Sud, S.A.	Argentina	YPF, S.A.		Portfolio company	E.M.	42.45	42.86	79.4	—	5.1	—	35.9
Central Dock Sud, S.A.	Argentina	Inversora Dock Sud, S.A.	YPF, S.A.	Electric power generation and retailing	E.M.	39.53	79.83	132.8	—	5.1	—	54.5
Pluspetrol Energy, S.A.	Argentina	YPF, S.A.		Oil and gas exploration and production	P.C.	44.57	45.00	81.3	(50.2)	30.0	—	27.2
Repsol YPF Chile, Limitada	Chile	Repsol YPF, S.A.	OPESSA	Administration of YPF’s investments in Chile	F.C.	100.00	100.00	113.6	44.6	3.3	—	161.4
Operaciones y Servicios YPF, Ltda.	Chile	Repsol YPF Chile, Limitada	Petróleos Transandinos, S.A.	Operation of service stations	F.C.	100.00	100.00	1.3	(0.6)	0.3	—	1.0
Petróleos Transandinos YPF, S.A.	Chile	Repsol YPF Chile, Limitada	YPF, S.A. / OPESSA	Marketing and distribution of fuels and lubricants	F.C.	100.00	100.00	49.6	33.6	2.1	—	85.3
Repsol YPF Bolivia, S.A.	Bolivia	Repsol YPF, S.A.	R. Ex.plorac./Rex. Perú/Rex. Colombia/ R.YPF E&P Bolivia	Portfolio company	F.C.	100	100	449.5	8.9	(1.1)	—	457.3
Empresa Petrolera Andina, S.A.	Bolivia	Repsol YPF Bolivia, S.A.		Oil and gas exploration and production	F.C.	50.00	50.00	472.4	(105.9)	(43.6)	—	161.5
Transierra S.A.	Bolivia	Empresa Petrolera Andina, S.A.		Oil and gas transmission	E.M.	44.50	44.50	80.0	10.1	6.9	—	43.2
Maxus Bolivia Inc.	Bolivia	Repsol YPF Bolivia, S.A.		Oil and gas exploration and production	F.C.	100	100	112.3	62.4	20.0	—	194.7
Repsol YPF E&P de Bolivia, S.A.	Bolivia	Maxus Bolivia Inc.	R. YPF Bolivia, S.A. / Rex. Perú, S.A. / Rex. Colombia, S.A.	Oil and gas exploration and production	F.C.	100	100	128.3	61.5	23.7	—	213.5
AESA Construcciones y Servicios Bolivia	Bolivia	Repsol YPF Bolivia, S.A.	R. YPF E&P de Bolivia, S.A. / Astra Evangelista	Oil and gas transmission	F.C.	100	100	—	(5.9)	7.2	—	1.3
Repsol YPF Brasil, S.A.	Brazil	Repsol YPF, S.A.	OPESSA	Exploitation and marketing of oil and gas	F.C.	100.00	100.00	882.2	(354.7)	(47.7)	—	479.8
Repsol YPF Distribuidora, S.A.	Brazil	Repsol YPF Brasil, S.A.	Repsol YPF Importadora de Productos, Ltda.	Logistics of oil by-products	F.C.	100.00	100.00	70.7	(82.1)	3.8	—	(7.5)
Transportadora Sul Brasileira do Gas, S.A.	Brazil	Repsol YPF Brasil, S.A.		Construction and operation of a gas pipeline	E.M.	15.00	15.00	29.0	(9.1)	(6.4)	—	2.0
Termogaucha—Usina Termeléctrica, S.A.	Brazil	Repsol YPF Brasil, S.A.		Construction and operation of a power station	E.M.	26.00	26.00	119.2	2.2	(8.6)	—	29.3
Refinaria de Petróleos Manguinhos, S.A.	Brazil	Repsol YPF Brasil, S.A.		Refining and marketing of oil products	P.C.	30.71	30.71	11.9	62.9	(21.8)	—	16.3
Manguinhos Distribuidora, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.		Marketing of oil products	P.C.	30.71	100.00	11.0	(0.3)	(0.3)	—	3.2
Manguinhos Química, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.	Manguinhos Distribuidora, S.A.	Marketing of petrochemicals	P.C.	30.71	100.00	2.1	(0.2)	0.0	—	0.6
Alberto Pasqualini REFAP, S.A.	Brazil	Repsol YPF Brasil, S.A.		Refining and marketing of oil products	P.C.	30.00	30.00	324.7	132.8	75.6	—	159.9
Operadora de Postos de Servicos Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol YPF Importadora de Productos, Ltda.	Operation of service stations	F.C.	100.00	100.00	17.3	(19.0)	(10.3)	—	(12.0)
Repsol YPF Importadora de Productos, Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol Gas Brasil, S.A.	Marketing of oil products	F.C.	100.00	100.00	0.4	—	0.1	—	0.5

Consolidation method:
F.C.:	Full consolidation	(*)	Amount less than EUR 20,000.
P.C.:	Proportional consolidation
E.M.:	Equity method	(1)	Other Group companies with ownership interests of less than that of the Parent in the company’s share capital.
n/a:	Not available	(2)	Based on the percentage of ownership of the related Parent.
	Information to be verified by DCA	(3)	This company is fully consolidated by its Parent. The Parent is accounted for by the equity method in the Repsol YPF Group.
	Awaiting information