Form 20-F
period 2006-12-31
REPSOL YPF SA
filed 2007-06-25
CIK 847838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

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

The number of certain outstanding shares of each class of stock of Repsol International Capital Limited benefiting from a guarantee of Repsol YPF, S.A. at December 31, 2006 was:

Series A 7.45% non-cumulative guaranteed preference shares	29,000,000
Series B floating rate quarterly non-cumulative guaranteed preference shares	1,000,000
Series C floating rate quarterly non-cumulative guaranteed preference shares	2,000,000

The number of outstanding shares of each class of stock of Repsol YPF, S.A. as of December 31, 2006 was:

Ordinary shares, par value €1.00 per share	1,220,863,463

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large accelerated filer  ☒        Accelerated filer  ☐        Non-accelerated filer   ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CROSS REFERENCE SHEET

The following table provides cross reference between the contents of this annual report and the requirements of Form 20-F.

Form 20-F Item	Repsol YPF 2006 Annual Report on Form 20-F
PART I	PART I

Item 1.	*
Item 2.	*
Item 3.	Item 1.	Key Information about Repsol YPF
Item 4.	Item 2.	Information on Repsol YPF
Item 4A.	Item 13F.	Unresolved Staff Comments
Item 5.	Item 3.	Operating and Financial Review and Prospects
Item 6.	Item 4.	Directors, Senior Management and Employees
Item 7.	Item 5.	Major Shareholders and Related Party Transactions
Item 8.	Item 6.	Financial Information
Item 9.	Item 7.	Offering and Listing
Item 10.	Item 8.	Additional Information
Item 11.	Item 9.	Quantitative and Qualitative Disclosure About Market Risk
Item 12.	*

PART II	PART II

Item 13.	Item 10.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Item 11.	Material Modifications to the Rights of Securities Holders and Use of Proceeds
Item 15.	Item 12.	Controls and Procedures
Item 16.	*
Item 16A.	Item 13A.	Audit Committee Financial Expert
Item 16B.	Item 13B.	Code of Ethics
Item 16C.	Item 13C.	Principal Accountant Fees and Services
Item 16D.	Item 13D.	Exemptions from the Listing Standards for Audit Committees
Item 16E.	Item 13E.	Purchases for Equity Securities by the Issuer and Affiliated Purchasers
Item 17.	*

PART III	PART III

Item 18.	Item 14.	Financial Statements
Item 19.	Item 15.	Exhibits

*	Not applicable.

i

Oil and Gas Terms

Oil and gas reserves definitions used in this annual report are in accordance with the reserves definitions of Rule 4-10(a) (1)-(17) of Regulations S-X of the SEC.

The definitions of Reserves Estimate, Reserves Audit and Reserves Review as given below and used hereunder are not terms defined under SEC Rules or Regulations and are terms used by Repsol YPF in this annual report as defined herein and consequently such definitions may be defined and used differently by other companies.

For the purpose of this annual report, any reserves estimate, or any independent reserves audit or any reserves review invoked hereunder, are in accordance with the oil and gas reserves definitions of Rule 4-10(a) (1)-(17) of Regulations S-X of the SEC.

The following terms have the meanings shown below unless the context indicates otherwise:

“acreage”: The total area, expressed in acres or km2, over which Repsol YPF has interests in exploration or production. Net acreage is Repsol YPF’s interest in the relevant exploration or production area.

“concession contracts”: A grant of access for a defined area and time period that transfers certain entitlements to produce hydrocarbons from the host country to an enterprise. The company holding the concession generally has rights and responsibilities for exploration, development, production and sale of hydrocarbons. Concession contracts are granted under a legislated fiscal system where the host country collects royalty on revenues and taxes or fees on profits earned.

“condensate”: Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”: Crude oil with respect to Repsol YPF’s production and reserves includes condensate and natural gas liquids (NGL).

“Exploratory well”: A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

“gas”: Natural gas.

“hydrocarbons”: Crude oil and natural gas.

“Oil and gas producing activities”: Such activities include:

•	The search for crude oil, including condensate and natural gas liquids, or natural gas (“oil and gas”) in their natural states and original locations.

•	The acquisition of property rights or properties for the purpose of further exploration and/or for the purpose of removing the oil or gas from existing reservoirs on those properties.

•

The construction, drilling and production activities necessary to retrieve oil and gas from its natural reservoirs, and the acquisition, construction, installation, and maintenance of field gathering and storage systems—including lifting the oil and gas to the surface and gathering, treating, field processing (as in the case of processing gas to extract liquid hydrocarbons) and field storage. For purposes of this section, the oil and gas production function shall normally be regarded as terminating at the outlet valve of the lease or field storage tank; if unusual physical or operational circumstances exist, it may be appropriate to regard the production function as terminating at the first point at which oil, gas or gas liquids are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal.

Oil and gas producing activities do not include:

•	The transporting, refining and marketing of oil and gas;

•	Activities relating to the production of natural resources other than oil and gas;

•

The production of geothermal steam or the extraction of hydrocarbons as a by-product of the production of geothermal steam or associated geothermal resources as defined in the Geothermal Steam Act of 1970; or

•	The extraction of hydrocarbons from shale, tar sands or coal.

“Production Sharing Contract—PSC”: Contract regulating the relationship between states and oil companies with regard to the exploration and production of hydrocarbons. Ownership is retained by the host government and is assigned to the national oil company jointly with the foreign oil company which has an exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract, the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “cost oil” is used to recover costs borne by the contractor and “profit oil” is shared between the contractor and the national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions of these contracts may vary from country to country.

“Proved oil and gas reserves”: Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

•

Reservoirs are considered proved if economic productibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

•

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

•

Estimates of proved reserves do not include the following: (a) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (b) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (c) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (d) crude oil, natural gas, and natural gas liquids, that may be recovered from oil sales, coal, gilsonite and other such sources.

“Proved developed reserves”: Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“Proved undeveloped reserves”: Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

“Reserves Audit”: The process carried out by an independent qualified reserves engineering firm that results in reasonable assurance, in the form of an opinion, that the reserves information has in all material respects been determined and presented according to the applicable principles and definitions, and is, therefore, free of material misstatement. Such procedures include extensive review and critical assessment of systems, controls, and approvals for estimating reserves, followed by tests and re-evaluations designed to ensure those systems, controls and approvals were appropriately applied. The main product of this external reserves audit is an opinion letter that includes the auditor’s findings, conformance or not with the applicable principles, definitions and procedures for estimating reserves.

“Reserves Estimate”: the process whereby a qualified reserves estimator performs a comprehensive evaluation by interpreting and assessing all the pertinent data to generate such proved reserves estimates and cash flow analysis. The main product of this evaluation results in a report that includes: (i) the actual reserve estimate quantities, (ii) the future producing rates from such reserves, (iii) the future net revenues from such reserves and (iv) the present value of such future net revenue. This report may also include maps, logs or other technical backup used by the estimator.

“Reserves Review”: The process whereby a qualified reserves professional reviewer conducts a high-level assessment of reserves information to determine if it is plausible. The steps consist primarily of:

•	inquiry;

•	analytical procedures;

•	analysis;

•	review of historical reserves performance; and

•	discussions with reserves management staff.

“Plausible” means the reserves data appears to be worthy of belief based on the information obtained by a reserves estimator or by an independent qualified reserves auditor in carrying out the aforementioned steps. It may result in a statement such as “Nothing came to my attention that would indicate the reserves information has not been prepared and presented in accordance with the applicable principles and definitions.”

Reviews do not require examination of the detailed documentation that supports the reserves information, unless this information does not appear to be plausible. A reserves review, due to the limited nature of the investigation involved, does not provide the level of assurance provided by a reserves estimate, nor a reserves audit. Though reserves reviews can be done for specific applications, they are not a substitute for an audit, nor an estimate.

“Surface conditions”: represents the pressure and temperature conditions at which volumes of oil, gas, condensate and natural gas liquids are measured for report purpose. It is also referred to as standard conditions. For Repsol YPF these conditions are 14.7 psi for pressure and 60°F for temperature. All volume units expressed in this report are at surface conditions.

v

Abbreviations:

“bbl”	Barrels.

“Bcf”	Billion cubic feet. º 10[9] cubic feet.

“Bcm”	Billion cubic meters. º 10[9] cubic meter.

“boe”	Barrels of oil equivalent.

“boe/d”	Barrels of oil equivalent per day.

“GWh”	Gigawatt hours.

“HP”	Horse Power.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“km”	Kilometers.

“km2”	Square kilometers.

“liquids”	Crude oil, condensate and natural gas liquids.

“m”	Thousand.

“mbbl/d”	Thousand barrels per day.

“mboe/d”	Thousand barrels of oil equivalent per day.

“mm”	Million.

“mmbbl”	Million barrels.

“mmboe”	Million barrels of oil equivalent.

“mmboe/d”	Million barrels of oil equivalent per day.

“mmBtu”	Million British thermal units.

“mmcf”	Million cubic feet.

“mmcf/d”	Million cubic feet per day.

“mmcm/d”	Million cubic meters per day.

“MW”	Megawatts.

“psi”	Pound per square inch.

USA	United States of America.

Conversion Table

1 tonne = 1 metric ton = 1,000 kilograms = 2,204 pounds

1 barrel = 42 U.S. gallons

1 tonne of oil = approximately 7.3 barrels (assuming a specific gravity of 34 degrees API (American Petroleum Institute)

1 barrel of oil equivalent = 5,615 cubic feet of gas = 1 barrel of oil, condensate or natural gas liquids

1 kilometer = 0.63 miles

1 million Btu = 252 termies

1 cubic meter of gas = 35.3147 cubic feet of gas

1 cubic meter of gas = 10 termies

1000 acres = approximately 4 square kilometers

References

In this annual report, references to “Repsol YPF,” “Repsol YPF Group,” “Group,” “we,” “us” and “our” refer to Repsol YPF, S.A. and its consolidated subsidiaries, unless otherwise specified.

In this annual report, references to “Consolidated Financial Statements” are to Repsol YPF’s audited consolidated balance sheets as of December 31, 2006 and 2005, and Repsol YPF’s audited consolidated statements of income for the years ended December 31, 2006, 2005 and 2004, and Repsol YPF’s audited consolidated cash flow statements for the years ended December 31, 2006, 2005 and 2004, and the related notes and schedules thereto.

In this annual report, references to “euro” or “€” are to the European Union euro, which is Spain’s legal currency, references to “dollars” or “$” or “US$” are to United States dollars, and references to “pesos” or “Ps.” are to Argentine pesos. A “billion” is a thousand million.

Presentation of Certain Information

Since January 1, 1999, Repsol YPF publishes its financial statements in euro. Until the year ended December 31, 2004, Repsol YPF prepared its financial statements in accordance with generally accepted accounting principals in Spain (Spanish GAAP). In accordance with European Union (EU) regulations, from January 1, 2005, Repsol YPF has prepared its financial statements in conformity with International Financial Reporting Standards (IFRS) as adopted by the EU. As applied to Repsol YPF, there are no material differences with IFRS as issued by the International Accounting Standards Board. The opening IFRS consolidated balance sheet was prepared as of January 1, 2004. IFRS differs in important respects from U.S. generally accepted accounting principles (U.S. GAAP). See Note 41 to the Consolidated Financial Statements included elsewhere in this annual report for a description of the principal differences between IFRS and U.S. GAAP as they relate to Repsol YPF and for a reconciliation of net income and total shareholders’ equity for the periods and as of the dates indicated. See also Section 3. “Operating and Financial Review and Prospects—U.S. GAAP Reconciliation.”

Unless otherwise indicated, the information contained in this annual report reflects:

•

for the subsidiaries whose results and balance sheet were consolidated using the full consolidation method at the date or for the periods indicated, 100% of the assets and liabilities, plus the amount of any goodwill generated upon the acquisition of these subsidiaries, if any, and 100% of the results of operations of such subsidiaries without excluding minority interests;

•

for the subsidiaries whose results and balance sheet were consolidated using the proportional integration method, a pro rata amount of the assets, liabilities and results of operations for such subsidiaries at the date or for the periods indicated plus the amount of any goodwill generated upon the acquisition of these subsidiaries, if any. For information regarding consolidation, see Note 2 to the Consolidated Financial Statements; and

•

for the subsidiaries whose results were consolidated using the equity method, the amount of the financial investment in such subsidiaries corresponds to the pro rata share of the value of the equity of such subsidiaries, plus the amount, if any, of any associated goodwill and whose results of operations are included within the item “Share of results of companies accounted for using the equity method” on our consolidated income statement.

Unless otherwise indicated, where this annual report provides translations into euro of amounts denominated in or resulting from transactions effected in currencies other than the euro, the conversion has been effected at the relevant exchange rate on the effective date of the transaction for accounting purposes. All other translations into euro of amounts in currencies other than the euro in this annual report have been calculated, unless otherwise indicated, at the relevant exchange rate on December 31, 2006.

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

The consolidated income statement data for each of the years in the three-year period ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2006, 2005 and 2004, set forth below have been derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and notes thereto included in this annual report.

The following table presents selected consolidated financial data of Repsol YPF in accordance with IFRS for the periods indicated:

	Year ended December 31,
	2006	2005	2004
	(millions of euro, except per share and ADS amounts)
Consolidated income statement data
Amounts in accordance with IFRS(1):
Operating revenues	55,080	51,045	40,292
Operating income	5,911	6,161	4,686
Income from continuing operations(*)	5,568	5,556	4,193
Net income	3,348	3,224	2,566
Net income attributable to minority interests	(224)	(104)	(152)
Net income attributable to shareholders of the parent	3,124	3,120	2,414
Income (loss) from continuing operations per share or ADS(2)(3)	4.56	4.55	3.43
Basic and diluted earnings per share or ADS(2)(3)	2.56	2.56	1.98
Weighted average shares outstanding (millions)(3)	1,221	1,221	1,221

Consolidated balance sheet data
Amounts in accordance with IFRS(1):
Property, plant and equipment, net	23,475	23,304	20,303
Total current assets	13,913	14,305	11,780
Total assets	45,201	45,782	39,693
Long-term debt	7,038	6,236	7,333
Preference shares	3,445	3,485	3,386
Short-term debt	1,556	2,701	3,142
Shareholders’ equity	18,042	16,790	13,230
Equity attributable to shareholders of the parent	17,433	16,262	12,806
Equity attributable to minority interests	609	528	424
Capital stock	1,221	1,221	1,221

Other consolidated data
Amounts in accordance with IFRS(1):
Cash flow from operating activities	6,038	6,056	4,314
Cash flow from investing activities	(5,222)	(3,132)	(3,486)
Cash flow from financing activities	(957)	(3,665)	(2,198)
Dividends per ADS or share(2)(3):	0.66	0.60	0.50

(*)	Includes equity in earnings of unconsolidated affiliates totaling €139 million, €117 million and €131 million as of December 31, 2006, 2005 and 2004, respectively.

(1)	As applied to Repsol YPF, there are no material differences between IFRS as adopted by the EU and IFRS as issued by the International Accounting Standards Board. Therefore, no additional items relating to IFRS as issued by the International Accounting Standards Board are disclosed.

(2)	Based on the average number of shares outstanding during such year, which, from 2004 to 2006, was 1,220,863,463 shares.

(3)	Each Repsol YPF ADS represents one share.

The following table presents selected consolidated financial data of Repsol YPF in accordance with U.S. GAAP for the periods indicated:

	Year ended December 31,
	2006	2005	2004	2003	2002
	(millions of euro, except per share and ADS amounts)
Amounts in accordance with US GAAP(1):
Consolidated income statement data
Revenues	48,468	45,981	37,462	33,600	33,054
Net income	2,972	2,861	1,943	1,921	1,286
Net income per ADS or shares(2)(3)	2.43	2.33	1.60	1.57	1.05

Consolidated balance sheet data
Total assets	38,736	39,884	36,440	36,920	37,230
Long-term debt (including preference shares)(4)	9,027	8,146	8,677	5,962	8,137
Shareholders’ equity	18,472	17,612	14,190	13,180	12,947

(1)	The principal differences between IFRS and U.S. GAAP are explained below under Section 3. “Operating and Financial Review and Prospects—U.S. GAAP Reconciliation” and in Note 41 to the Consolidated Financial Statements.

(2)	Information for all years is calculated based on the average number of shares outstanding during such year, which, from 2002 to 2006, was 1,220,863,463 shares.

(3)	Each Repsol YPF ADS represents one share.

(4)	The difference between long-term debt (including preference shares) under IFRS and U.S. GAAP corresponds mainly to the consolidation by the equity method under U.S. GAAP of certain of Repsol YPF’s subsidiaries which are consolidated by the proportional integration method under IFRS. See Section 3. “Operating and Financial Review and Prospects—U.S. GAAP Reconciliation—Classification Differences and Other.”

1.2	Exchange rates

The following tables set forth, for the periods and dates indicated, information concerning the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York buying rate for cable transfers in U.S. dollars, per €1.00.

Year ended December 31,	Period End	Average	High	Low
	(U.S. dollar per euro)
2002	1.0485	0.9454	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2661	1.3327	1.1860

Month	Period End	High	Low
	(U.S. dollar per euro)
November 2006	1.3261	1.3261	1.2705
December 2006	1.3197	1.3327	1.3073
January 2007	1.2998	1.3286	1.2904
February 2007	1.3230	1.3246	1.2933
March 2007	1.3374	1.3374	1.3094
April 2007	1.3660	1.3660	1.3363
May 2007	1.3453	1.3616	1.3419
June 2007 (through June 22)	1.3438	1.3526	1.3295

The “average” column in the first table above represents the average of the noon buying rates on the last day of each month during the relevant period.

The noon buying rate for the U.S. dollar on June 22, 2007 was $1.3438 = €1.00.

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

World oil prices have fluctuated widely over the last 10 years and are subject to international supply and demand factors over which Repsol YPF has no control. Political developments throughout the world (especially in the Middle East), the evolution of stocks of oil and products, the circumstantial effects of climate changes and meteorological phenomena, such as storms and hurricanes, which especially affect the Gulf of Mexico, the increase in demand in countries with strong economic growth, such as China and India, as well as significant conflicts, like the conflict in Iraq, political instability and the threat of terrorism from which some producing areas suffer periodically, together with the risk that the supply of crude-oil may become a political weapon, as could happen in the conflict that affects the international community with Iran or the conflict of Venezuela with the United States, can particularly affect the world oil market and oil prices. In 2006, the average international price for West Texas Intermediate (“WTI”) crude oil price was US$66.02 per barrel, compared to an average of US$33.20 per barrel for the period 1997-2006, with high and low annual averages of US$66.02 per barrel in 2006 and US$14.39 per barrel in 1998, respectively. Reductions in oil prices negatively affect Repsol YPF’s profitability, the valuation of its assets and its plans for capital investment including projected capital expenditures related to exploration and development activities. A significant reduction of capital investments may negatively affect Repsol YPF’s ability to replace oil reserves.

1.3.2	Repsol YPF’s natural gas operations are subject to particular operational and market risks

Natural gas prices in the various regions in which Repsol YPF operates tend to vary from one to another as a result of significantly different supply, demand and regulatory circumstances, and such prices may be lower than prevailing prices in other regions of the world. In addition, excess supply conditions that exist in some regions cannot be utilized in other regions due to a lack of infrastructure and difficulties in transporting natural gas. Because of the significance of the overall investment in infrastructures, natural gas prices in regions where Repsol YPF operates are expected to remain lower than prevailing prices for natural gas produced in regions where there is strong natural gas demand and adequate transportation networks, such as in the United States.

In addition, Repsol YPF has entered into long-term contracts to purchase and supply gas in different parts of the world. In order to supply its clients in Spain and other markets, Gas Natural SDG, S.A. (“Gas Natural”), 30.85% of which is owned by Repsol YPF, has entered into long-term contracts to purchase natural gas from Algeria and Norway, in addition to long-term contracts to purchase LNG from Nigeria, Libya, Trinidad and Tobago and Qatar. These contracts have different price formulas, which could result in higher purchase prices than the price at which such gas could be sold in increasingly liberalized markets. In addition, gas availability could be subject to risks of contract fulfillment from counterparties. Thus, it might be necessary to look for other sources of natural gas in the event of non-delivery from any of these sources, which could require payment of higher prices than those called for under such contracts.

Repsol YPF also has long-term contracts to sell gas mainly to clients in Argentina, Bolivia, Brazil, Chile, Venezuela and Spain. These contracts present additional types of risks to the company as they are linked to current proved reserves in Argentina, Bolivia, Venezuela and Trinidad and Tobago. If sufficient reserves in those countries were not available, Repsol YPF might not be able to fulfill these contracts, several of which include penalty clauses for non-fulfillment.

Any of the above items could materially adversely affect Repsol YPF’s business, results of operations and financial condition.

1.3.3	Repsol YPF has extensive operations in Argentina

At December 31, 2006, approximately 26.7% of Repsol YPF’s consolidated assets were located in Argentina, corresponding for the most part to exploration and production activities. In addition, in 2006, approximately 24.6% of Repsol YPF’s operating income was generated from activities in Argentina.

Since the end of 2001, companies that operate in Argentina have had to cope with difficulties as a result of the serious economic and political crisis affecting Argentina. Monetary and currency exchange control measures, including restrictions on bank deposit withdrawals and tight restrictions on transferring funds abroad, suspension of foreign debt payment by Argentina and abrogation of the convertibility law (and the consequent depreciation of the peso against the dollar) had a significant negative impact on the Argentine economic system, resulting in a reduction of economic activity, increasing inflation and exchange rate volatility. These conditions have adversely affected the financial condition of Repsol YPF’s Argentine subsidiaries and their operational results and may continue to impair their ability to make distributions within the Repsol YPF Group.

With the improvement in the political and economic condition of the country in 2003 and 2004, the regulatory environment applicable to the energy sector, which was deeply affected by the emergency measures adopted during the crisis, began to stabilize. However, since March 2004 and, as a consequence of an increase in domestic demand for hydrocarbon products, a shortage in the domestic supply of natural gas and other fuels and continuing high international oil prices, the government has adopted additional measures that modify the regulatory environment. On the one hand, the government has approved an increase in well head gas prices for industries and power generating plants; on the other hand, it has imposed restrictions on gas exports to Chile and has adopted additional measures, including imposing limits on the gas supply to industrial consumers and power generating plants, as the government gives priority to residential consumers.

The government has increased the export tax up to a maximum of 45% for crude oil and fixed it at 20% for LPG. For gasoline, it has reintroduced an export tax of 5%. On July 25, 2006, Resolution No. 534/2006 of the Ministry of Economy and Production came into force, increasing the rate applicable to natural gas exports up to 45%; also, it has requested that this estimation be made on the basis of the fixed price set for natural gas imports from Bolivia. The transfer of most of these increasing costs to customers is presently under negotiation. In addition, on January 16, 2007, Law N° 26,217, extended the application of export duties created by Law N° 25,561, Section 6, for five years. Law N° 26,217 also clarified that these duties apply to exports from Tierra del Fuego Province, and ratified the effectiveness of certain decrees.

As of the date of this annual report, Argentina had completed the restructuring of a substantial portion of its bond indebtedness and cancelled all of its debt with the International Monetary Fund (IMF). The country is also seeking to settle the non-restructured part of its external public debt and the claims brought before international courts by foreign companies affected during the crisis.

In addition, Repsol YPF’s Argentine subsidiary, YPF, S.A. (YPF), is subject to the risk that the Argentine authorities impose restrictions limiting or prohibiting the export of natural gas and crude oil from Argentina. Any such export restriction imposed on YPF could materially and adversely affect Repsol YPF’s business and operational results.

Repsol YPF’s business and operational results have been, and may continue to be, materially and adversely affected by economic, political and regulatory risks and events in Argentina. In particular, during past years, the energy sector and YPF have been affected by difficulties in passing through domestic inflation rates and the impact of the price of crude oil and by-products quoted in dollars on domestic prices fixed in pesos, difficulties in increasing domestic natural gas sale prices and the levy of a tax specifically targeted on hydrocarbon exports. A continuing delay could have a negative impact on Repsol YPF’s business, financial condition and operational results in Argentina.

The main economic risks Repsol YPF faces due to its operations in Argentina are the following:

•	difficulties in passing domestic inflation rates and international crude oil price fluctuation and exchange rates to domestic prices;

•	difficulties in increasing the local prices of natural gas especially for its residential customers (households);

•	higher taxes on hydrocarbon exports, in addition to their application to customs areas, which did not previously fall under the ambit of these customs duties;

•

deficiencies in the natural gas supply pursuant to long-term contracts for both the export and domestic markets. This situation could generate future indemnity payments which may finally be submitted for arbitration;

•	restrictions on hydrocarbon export volumes;

•	the permanence of natural gas export permits from the Northwest Basin;

•

the likelihood of being fined by the Argentine government for a failure to dispose of foreign currency to Argentina during 2002 due to a different interpretation of the enforcement of Decree 1589/89 and an incorrect statement of export prices in customs forms relating to oil forward sales;

•	higher taxes on domestic sales of hydrocarbon products;

•	political pressure to carry out hydrocarbon import activities even though they might be unprofitable or loss-making;

•	the likelihood of incurring significant costs and liabilities relating to environmental and safety matters, including more stringent enforcement of such laws;

•	uncertainty about concession renewals, which (mostly) expire in 2017; and

•

further depreciation of the peso in relation to foreign currencies may adversely affect the financial condition or operational results of Argentine companies and their ability to meet their foreign currency obligations.

On January 2007, the Argentine Congress enacted Law No. 26,197 which, in accordance with Article 124 of the national constitution, provided that the provinces shall be the owners of the hydrocarbon reservoirs located within their territories. Pursuant to Law No. 26,197, the Argentine Congress is charged with enacting laws and regulations aimed at developing mineral resources within Argentina, while the provincial governments are responsible for enforcing these laws and administering hydrocarbon fields that fall within the territories of their respective provinces. Certain provincial governments, however, have construed the provisions of Law No. 26,197 and Article 124 of the national constitution to empower the provinces to enact their own regulations regarding exploration and production of oil and gas within their territories. While regulations enacted by the provinces under this interpretation may conflict with those adopted by the Argentine Congress, there is no assurance that the Argentine government will take action to address the effects of provincial regulations of this type.

1.3.4	The regulatory environment and outlook for companies that operate in the oil and gas industry in Bolivia remains uncertain and could have a material adverse affect on our business, financial condition and results of operation

Supreme Decree 28.701, published on May 1, 2006, nationalized all of Bolivia’s natural hydrocarbon resources and the Bolivian State, through Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), a Bolivian oil company, took over their commercialization for the internal and export markets as well as potential industrialization projects. In addition, the Bolivian government is negotiating the acquisition of as many shares as is necessary in Empresa Petrolera Andina, S.A. (Andina), an affiliate of Repsol YPF, for YPFB to control at least 50% plus one vote in Andina. Subsequently, and as a consequence of the Hydrocarbons Law and Supreme Decree No. 28/701, on October 28, 2006, Repsol YPF and its affiliate, Andina, signed operation contracts with YPFB that established the conditions for the exploration and production of hydrocarbons in Bolivia. These contracts have already been approved by the Bolivian Congress, and have been notarized and entered into effect on May 2, 2007.

We cannot predict the effect that these actions will have on our operations in Bolivia, or whether new actions will be taken by the Bolivian government. These and any other actions could have a material adverse effect on our business, results of operations and financial condition.

See Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Oil and Gas Reserves” for a discussion of revisions to our estimated proved reserves in Bolivia and “Information on Repsol YPF—Regulation of the Petroleum Industry—Other Countries—Bolivia.”

1.3.5	The oil and gas industry is subject to particular operational risks, and Repsol YPF depends on the cost-effective acquisition or discovery of, and, thereafter, development of new oil and gas reserves

Oil and gas exploration and production activities are subject to particular risks, some of which are beyond the control of Repsol YPF. These activities are subject to production, equipment and transportation risks, natural hazards and other uncertainties including those relating to the physical characteristics of an oil or natural gas field. The operations of Repsol YPF may be curtailed, delayed or cancelled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment and compliance with governmental requirements. If these risks materialize, Repsol YPF may suffer substantial losses and disruptions to its operations. These activities are also subject to the payment of royalties and taxation, which tend to be relatively higher than those payable in respect of other commercial activities.

In addition, Repsol YPF is dependent on the replacement of depleted oil and gas reserves with new proved reserves in a cost-effective manner that permits subsequent production to be economically viable. Repsol YPF’s ability to acquire or discover new reserves is subject to a number of risks. For example, drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs are taken into account. In addition, crude oil and natural gas production blocks are typically auctioned by governmental authorities and Repsol YPF faces intense competition in bidding for such production blocks, in particular those blocks with the most attractive crude oil and natural gas potential reserves. Such competition may result in

Repsol YPF’s failing to obtain desirable production blocks or result in Repsol YPF acquiring such blocks at a higher price, which could mean that subsequent production would not be economically viable.

If Repsol YPF fails to acquire or discover, and, thereafter, develop new oil and gas reserves in a cost-effective manner, its business, results of operations and financial condition would be materially and adversely affected.

1.3.6	Repsol YPF’s operations are subject to extensive regulation

The oil industry is subject to extensive regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling and exploration obligations, restrictions on production, price controls, required divestments of assets and foreign currency controls over the development and nationalization, expropriation or cancellation of contract rights. Such legislation and regulations apply to virtually all aspects of Repsol YPF’s operations inside and outside Spain. In Spain, for example, the government regulates maximum price levels for bottled LPG exceeding 8 kgs as well as for the supply of piped LPG. In addition, such legislation and regulations may change in the future.

In addition, the terms and conditions of the agreements under which Repsol YPF’s oil and gas interests are held generally reflect negotiations with governmental authorities and vary significantly by country and even by field within a country. These agreements generally take the form of licenses or production sharing agreements. Under license agreements, the license holder provides financing and bears the risk of the exploration and production activities in exchange for resulting production, if any. Part of the production may have to be sold to the state or the state-owned oil company. License holders are generally required to pay royalties and income tax. Production sharing agreements generally require the contractor to finance exploration and production activities in exchange for the recovery of its costs from part of production (cost oil) and the remainder of production (profit oil) is shared with the state-owned oil company.

Repsol YPF has operations in many countries throughout the world, including Iran. U.S. legislation, such as the Iran Sanctions Act of 1996, as amended and extended by the ILSA Extension Act of 2001 and further amended by the Iran Freedom Support Act of 2006 (the “Sanctions Act”), may impact Repsol YPF’s operations in Iran. For example, the Sanctions Act requires the President of the United States to impose two or more of certain enumerated sanctions under certain circumstances on companies that engage in trade with or investment activities in Iran. These sanctions include, among others:

•	prohibitions on loans from U.S. financial institutions, contracts with the U.S. government, and exports of certain U.S. technology; and

•	additional sanctions, as appropriate, to restrict imports from sanctioned persons.

Repsol YPF cannot predict changes in U.S. legislation or interpretations of, or the implementation policy of the U.S. government with respect to, U.S. legislation, including the Sanctions Act.

1.3.7	Repsol YPF is subject to extensive environmental regulations and risks

Repsol YPF is subject to extensive environmental laws and regulations in the countries in which it operates, which regulate, among other matters affecting Repsol YPF’s operations, environmental quality standards for products, air emissions and climate change, water discharges, remediation of soil and surface water a groundwater pollution and the generation, handling, storage, transportation, treatment and disposal of waste materials. These laws and regulations have had and will continue to have a substantial impact on Repsol YPF’s business, financial condition and results of operations.

1.3.8	Most of Repsol YPF’s reserves are located in developing countries

Substantial portions of Repsol YPF’s hydrocarbons reserves are located in countries outside the EU and the United States, certain of which may be politically or economically less stable than EU countries and the United

States. At December 31, 2006, 91.7% of Repsol YPF’s net proved hydrocarbons reserves were located in Latin America and 6.3% were located in North Africa and the Middle East. Reserves in developing countries as well as related production operations may be subject to risks, including increases in taxes and royalties, the establishment of limits on production and export volumes, the compulsory renegotiation of contracts, the nationalization or denationalization of assets, changes in local government regimes and policies, changes in business customs and practices, payment delays, currency exchange restrictions and losses and impairment of operations by actions of insurgent groups. See Section 2. “Information on Repsol YPF—Operations—Exploration and Production.” In addition, political changes may lead to changes in the business environment in which Repsol YPF operates. Economic downturns, political instability or civil disturbances may disrupt distribution logistics or limit sales in the markets affected by such events.

1.3.9	Repsol YPF’s oil and natural gas reserves are estimates

Repsol YPF’s oil and gas proved reserves are estimated in accordance with the guidelines established by the Securities and Exchange Commission. Proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions.

The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, among which the most important are the following:

•	the results of drilling, testing and production after the date of the estimates that may require substantial upward or downward revisions;

•	the quality of available geological, technical and economic data and their interpretation and judgment;

•	the production performance of reservoirs;

•	developments such as acquisitions and dispositions, new discoveries and extensions of existing fields and the application of improved recovery techniques;

•

the changes in oil and natural gas prices, which could have an effect on the quantities of proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made. A decline in the price of oil or gas could make reserves no longer economically viable to exploit and therefore not classifiable as proved; and

•

whether the prevailing tax rules, other government regulations and contractual conditions will remain the same as on the date estimates are made. Changes in tax rules and other government regulations could make reserves no longer economically viable to exploit.

Many of these factors, assumptions and variables involved in estimating proved reserves are beyond Repsol YPF’s control and may prove to be incorrect over time. Consequently, measures of reserves are not precise and are subject to revision. Any downward revision in Repsol YPF’s estimated quantities of proved reserves could adversely impact Repsol YPF’s financial results, leading to increased depreciation, depletion and amortization charges and/or impairment charges, which would reduce earnings and shareholders’ equity.

1.3.10	Exchange rates may fluctuate due to factors beyond Repsol YPF’s control

Repsol YPF faces exchange rate risk because the revenues and cash receipts it receives from sales of crude oil, natural gas and refined products are generally denominated in U.S. dollars or influenced by the U.S. dollar exchange rate, while a significant portion of Repsol YPF’s expenses are denominated in the local currency of the countries where it operates, principally the euro and the Argentine peso. While an increase in the value of the U.S. dollar against these currencies tends to increase Repsol YPF’s net income, such an increase would also increase the value of Repsol YPF’s debt as the majority of its debt is denominated in U.S. dollars (either directly or synthetically through currency forward contracts). By contrast, a decrease in the value of the U.S. dollar against these currencies tends to decrease Repsol YPF’s net income and reduce the value of its debt. In addition, Repsol YPF publishes its financial statements in euro by translating assets and liabilities expressed in currencies other than the euro at period-end exchange rates and revenues and expenses expressed in currencies other than the euro at average exchange rates for the period. Fluctuations in the exchange rates used to translate these currencies into euro could have a material adverse effect on Repsol YPF’s financial statements expressed in euro.

1.3.11	Conditions in the petrochemicals industry are cyclical and may change due to factors beyond Repsol YPF’s control

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

Repsol YPF is a limited liability company (sociedad anónima) duly organized on November 12, 1986, and existing under the laws of the Kingdom of Spain. The address of Repsol YPF is Paseo de la Castellana 278-280, 28046 Madrid, Spain and its telephone number is 011-34-91-348-8000.

Repsol YPF is an integrated oil and gas company engaged in all aspects of the petroleum business, including exploration, development and production of crude oil and natural gas, transportation of petroleum products, LPG and natural gas, petroleum refining, petrochemical production and marketing of petroleum products, petroleum derivatives, petrochemicals, LPG and natural gas.

Repsol YPF began operations in October 1987 as part of a reorganization of the oil and gas businesses then owned by Instituto Nacional de Hidrocarburos, a Spanish government agency which acted as a holding company of government-owned oil and gas businesses. In April 1997, the Spanish government sold in a global public offering its entire remaining participation in Repsol YPF. During 1999, and as part of its international growth strategy, Repsol YPF acquired, through a series of acquisitions, YPF, a leading Argentine petroleum company and the former state oil and gas monopolist in Argentina. Since 1999, Repsol YPF has acquired additional shares of YPF and, as of December 31, 2006, Repsol YPF owned 99.04% of YPF.

For a description of our principal capital expenditures and divestitures, see Section 3. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Investments and Divestitures.”

For a list of the main Repsol YPF investees as of December 31, 2006, see Appendix I to the Consolidated Financial Statements.

2.1.2	Organization of Repsol YPF

Repsol YPF operates in over 30 countries, the most significant of which are Spain and Argentina. Repsol YPF has a unified global corporate structure with headquarters in Madrid, Spain and Buenos Aires, Argentina. Repsol YPF manages its business as a fully-integrated organization at both the operational and organizational levels. Key functions such as strategic planning, control, finance and human resources are centrally coordinated.

Until January 2005, Repsol YPF organized its business along the following areas of activities: Upstream (Exploration and Production and LNG); Downstream (Refining and Marketing, LPG and Trading); Chemicals; and Gas and Electricity. In January 2005, Repsol YPF approved a new organizational structure.

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

This organizational structure transfers to the business areas the functions and resources relating to planning and budgets and also includes five divisions which report directly to the Chief Executive Officer:

•	Corporate Division of Legal and General Counsel.

•	Corporate Division of Finance and Corporate Services.

•	Corporate Division of Control and Corporate Development.

•	Corporate Division of Human Resources.

•	Corporate Division of Communication and Head of the Chairman’s Office.

The Divisions of Corporate Audit and Reserves Control, which operate under the Corporate Division of Finance and Corporate Services, report to the Audit and Control Committee of the Board of Directors.

On May 30, 2007, the Board of Directors approved a new organizational structure. Please see Section 3 “Operating and Financial Review and Prospects—Recent Developments” section 3.8.1 “Repsol YPF approves a new organizational structure” for a detailed description of this new structure.

2.1.3	Strategy

Repsol YPF’s Strategic Plan for the period 2005-2009, presented to analysts, institutional investors and employees on May 31, 2005, outlines Repsol YPF’s major lines of action for this period and is based upon the following five fundamental bases, which together represent a commitment towards greater profitability for the shareholder:

1.	Cost Reduction

2.	Transformation of the Asset Portfolio

3.	Growth in Upstream and LNG

4.	Optimizing the Strategic Business Areas of Argentina, Bolivia and Brazil (ABB) and Downstream

5.	Financial Discipline

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

Repsol YPF’s Strategic Plan for 2005-2009 represents a renewed commitment to its shareholders, customers, employees, partners, suppliers and the public and marks the beginning of a step-by-step transformation of Repsol YPF’s management culture, which will be based on decentralization, orientation towards the markets, corporate social responsibility and the development of “best practices.”

2.1.4	Economic and Operating Information

Below are summaries of operating revenues of Repsol YPF by business and geographic segment:

	2006	2005	2004
	(millions of euro)
Operating revenue by business segment
Exploration and Production	10,454	9,203	8,302
Refining and Marketing	43,646	41,298	32,815
Chemicals	4,670	4,186	3,025
Gas and Electricity	3,308	2,765	1,991
Adjustments and Other	(6,998)	(6,407)	(5,841)

	55,080	51,045	40,292

	2006	2005	2004
	(millions of euro)
Operating revenue by geographic segment
Spain	34,259	32,794	25,678
ABB	10,795	9,443	8,079
Rest of the World	10,026	8,808	6,535

	55,080	51,045	40,292

Below is a summary of selected operating data of Repsol YPF:

	2006	2005	2004
Crude oil net proved reserves(1)(2)	1,059,358	1,166,660	1,581,697
Spain	3,117	3,223	3,749
ABB(2)	722,461	898,197	1,231,816
Rest of the World	333,780	265,240	346,132
Gas net proved reserves(2)(3)	8,718,328	12,136,643	14,342,169
Spain	—	974	—
ABB(2)	4,525,311	7,698,326	9,500,318
Rest of the World	4,193,017	4,437,342	4,841,851
Hydrocarbon net production(4)	411,848	415,886	426,671
Spain	1,024	1,259	1,373
ABB	296,183	303,886	315,310
Rest of the World	114,641	110,742	109,788
Refining capacity(5)(9)	1,233	1,233	1,234
Spain	740	740	740
ABB	391	391	392
Rest of the World	102	102	102
Crude oil processed(6)(9)	56.1	55.3	54.9
Spain	34.1	33.8	34.3
ABB	18.0	17.4	17.1
Rest of the World	4.0	4.2	3.5
Number of service stations(7)	6,806	6,853	6,913
Spain	3,606	3,618	3,616
ABB	2,121	2,245	2,370
Rest of the World	1,079	990	927
Sales of petroleum products(8)(9)	58,732	57,940	54,968
Spain	34,297	33,631	33,028
ABB	15,924	15,815	15,073
Rest of the World	8,511	8,494	6,867
Sales of petrochemical products(8)
By region:	4,778	4,644	4,104
Spain	1,561	1,481	1,342
ABB	1,066	1,102	909
Rest of the World	2,151	2,061	1,853
By product:	4,778	4,644	4,104
Basic	936	979	420
Derivative	3,842	3,665	3,684
LPG sales(8)	3,725	3,342	3,217
Spain	1,680	1,921	1,955
Argentina(10)	795	314	310
Rest of Latin America	1,023	918	863
Rest of the World	227	189	89
Natural gas sales(11)	36.20	36.11	32.85
Spain	23.11	23.36	20.99
America	9.19	8.59	7.92
Rest of the World	3.90	4.16	3.94

(1)	Thousands of barrels of crude oil.

(2)	As restated (at December 31, 2004) to give effect to the reserves reduction with respect to fields in Argentina and Bolivia.

(3)	Millions of cubic feet of gas.

(4)	Thousands of barrels of oil equivalent.

(5)	Thousands of barrels per day.

(6)	Millions of tonnes of oil equivalent.

(7)	Information for ABB includes 50% of Refinor’s service stations.

(8)	Thousands of tonnes.

(9)	Information includes 50% of Refinor refinery (Argentina), 30% of REFAP refinery (Brazil), 31.13% of Manguinhos refinery (Brazil) for 2006 and 30.71% of Manguinhos refinery (Brazil) for 2005 and 2004.

(10)	In 2006, wholesale LPG sales began to be reported for Argentina. Retail sales for this period reached 317 thousand tonnes.

(11)	Billion cubic meters. Includes 100% of sales volumes reported by Gas Natural although at December 31, 2006, 2005 and 2004 Repsol YPF owned 30.85% of Gas Natural and accounts for it using the proportional integration method under IFRS because Gas Natural reports 100% of the natural gas sales volumes of each of its consolidated subsidiaries, regardless of Gas Natural’s stake in such subsidiaries.

2.2	Operations

Following is a description of Repsol YPF’s principal activities by business segment:

2.2.1	Exploration and Production

Exploration and Production (“E&P”) accounted for approximately 56% and 53% of Repsol YPF’s operating income in 2006 and 2005, respectively.

E&P includes the exploration and production of crude oil and natural gas in different parts of the world. Repsol YPF’s oil and gas reserves are located in Latin America (Argentina, Bolivia, Trinidad and Tobago, Venezuela, Brazil, Ecuador, Colombia and Peru), North Africa and Middle East (Libya, Algeria and Dubai), Spain and the United States. Repsol YPF conducts its E&P activities mainly through YPF, Repsol Exploración, Repsol YPF Bolivia and Repsol YPF Brazil.

Repsol YPF’s other E&P activities include the liquefaction of natural gas in Trinidad and Tobago, the sale and transportation of LNG and the supply and retail sale of natural gas and natural gas liquids in Argentina.

At December 31, 2006, Repsol YPF had oil and gas exploration and production interests in 29 countries, through concessions and contractual agreements, either directly or through its subsidiaries. Repsol YPF acted as operator in 21 of these countries.

2.2.1.1	Oil and Gas Reserves

Our proved reserves are associated with both Concessions and Production Sharing Contracts—PSC. Ten per cent of our net proved reserves are associated with PSCs on an oil equivalent basis. The main countries in which we operate under PSC arrangements are Algeria, Libya and Trinidad & Tobago.

Repsol YPF’s estimated net proved reserves at December 31, 2006, 2005 and 2004 are summarized in the following table. These reserves are set out in the unaudited “Supplementary Information on Oil and Gas Exploration and Production Activities” section beginning on page F-162.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Far East	Rest of the World
Proved developed and undeveloped net crude oil reserves in thousand of barrels

Reserves at Dec. 31, 2004(1)	1,581,697	3,749	151,446	1,065,530	354,643	—	6,328
Reserves at Dec. 31, 2005	1,166,660	3,223	117,166	774,282	265,666	—	6,323
Reserves at Dec. 31, 2006	1,059,358	3,117	133,644	676,356	199,767	—	46,473

Proved developed and undeveloped net natural gas reserves in million of cubic feet

Reserves at Dec. 31, 2004(1)	14,342,169	—	240,036	5,867,076	8,226,826	—	8,232
Reserves at Dec. 31, 2005	12,136,643	974	153,669	4,771,697	7,202,500	—	7,802
Reserves at Dec. 31, 2006	8,718,328	—	166,961	4,081,202	4,446,073	—	24,092

Total proved developed and undeveloped net reserves in thousand of oil barrels equivalent

Reserves at Dec. 31, 2004(1)(2)	4,135,956	3,749	194,195	2,110,424	1,819,795	—	7,794
Reserves at Dec. 31, 2005(2)	3,328,128	3,397	144,533	1,624,095	1,548,391	—	7,712
Reserves at Dec. 31, 2006	2,612,043	3,117	163,379	1,403,195	991,588	—	50,764

(1)	As restated (at December 31) to give effect to the reserves reduction with respect to fields in Argentina and Bolivia, as described below.

(2)	Includes 353,303 and 268,626 thousand barrels of crude oil equivalent relating to the minority shareholders of Empresa Petrolera Andina (Bolivia) as of December 31, 2004 and 2005, respectively.

Additional detail on developed and undeveloped oil equivalent proved reserves is shown in the table below:

	Year End 2006		Year End 2005		Year End 2004 (As restated)
	Developed	Undeveloped	Developed	Undeveloped	Developed	Undeveloped
	(million of barrels of oil equivalent)
Spain	3.117	—	3.397	—	3.749	—
North Africa and Middle East	121.928	41.451	114.311	30.222	144.088	50.107
Argentina	989.620	413.575	1,189.519	434.576	1,601.674	508.749
Rest of Latin America	457.376	534.212	842.465	705.927	1,091.688	728.107
Rest of the World	0.569	50.195	0.674	7.038	0.755	7.038

Total	1,572.610	1,039.433	2,150.366	1,177.763	2,841.954	1,294.002

2.2.1.1.1 Changes in Repsol YPF’s estimated net proved reserves

Restatement of Previously Reported Reserves as of December 31, 2004

On January 26, 2006, Repsol YPF announced that, in connection with the determination of its worldwide proved oil and gas reserves as of December 31, 2005, it would reduce its prior proved reserve estimates by 1,254 million barrels of oil equivalent. This amount represented 25% of Repsol YPF’s total proved reserves originally reported as of December 31, 2004 (4,926 million barrels of oil equivalent). Repsol YPF’s Audit and Control Committee undertook an independent review of the facts and circumstances of the reduction of proved reserves described above and, on June 15, 2006, presented its final conclusions to the Board of Directors. According to the independent review, the process for determining reserves with respect to Repsol YPF’s fields in Bolivia and Argentina was flawed from 1999 to 2004 and Repsol YPF personnel failed on occasion to apply properly SEC criteria for reporting proved reserves.

The independent review reported that this was principally due to:

•	Lack of proper understanding of, and training on, the requirements of the SEC for booking proved reserves.

•	Undue optimism regarding the technical performance of the fields and, with regard to Bolivia, commercialization of the gas and focus on Repsol YPF’s replacement ratio.

•	Absence of a meaningful deliberative process for determining proved reserves and resolving disputes.

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

The tables below reflect the reconciliation of proved reserves as restated with proved reserves as originally reported for the year 2004.

Crude oil proved reserves
	Proved developed and undeveloped reserves	Proved developed reserves
Million barrels
As originally reported at December 31	1,683	1,310
Effect of the Reserves Restatement
Amount at beginning of year	(114)	(61)
Movement during the year	12	(22)

Total	(101)	(83)
At December 31 as restated	1,582	1,228

Natural gas proved reserves
	Proved developed and undeveloped reserves	Proved developed reserves
Billion cubic feet
As originally reported at December 31	18,207	12,077
Effect of the Reserves Restatement
Amount at beginning of year	(4,495)	(1,497)
Movement during the year	630	(1,517)

Total	(3,865)	(3,014)
At December 31 as restated	14,342	9,063

Oil barrel equivalent proved reserves
	Proved developed and undeveloped reserves	Proved developed reserves
Million barrels
As originally reported at December 31	4,926	3,461
Effect of the Reserves Restatement
Amount at beginning of year	(914)	(328)
Movement during the year	124	(292)

Total	(790)	(619)
At December 31 as restated	4,136	2,842

For Bolivia, the proved reserves restatement at December 31, 2004 was due to not taking into account commercial agreements for the gas exported to Brazil other than the GSA and the contract to supply gas to the thermoelectric power plant at Cuiaba. For Argentina the reported volumes at the gas-condensate reservoir of Loma La Lata—Sierras Blancas, which had originally been booked on the basis of computer reservoir simulation modeling, were not sufficiently supported by actual reservoir performance. This conclusion is attributable to recent processing of technical information available in 2003 and 2004.

At December 31, 2004 (and January 1, 2005), the aggregated effect on proved reserves volumes of the reserves restatement was 790 million barrels of oil equivalent, comprising 101 million barrels of crude oil and 3,865 billion cubic feet of gas. This amounts to 16% of the total proved reserves originally stated at that date (4,926 million barrels of oil equivalent). Of the total, 78% had been in the proved developed reserves category and 22% had been categorized as proved undeveloped reserves. Gas condensate fields in Bolivia accounted for 68% of the restated volume at that date and the gas-condensate reservoir of Loma La Lata-Sierras Blancas accounted for the remaining 32%. The reserves restatement gave rise to an estimated reduction of $510 million in the standardized measure of discounted future net cash flow for the Group. This effect represents approximately 3.4% of the total standardized measure that was originally stated at that date.

Changes in Repsol YPF estimated net proved reserves during 2005

	Changes in Repsol YPF’s estimated net proved reserves during 2005
	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Rest of World
	(thousands of barrels of oil equivalent)
Reserves at December 31, 2004(1)	4,135,956	3,749	194,195	2,110,424	1,819,795	7,794
Revisions of previous estimates	(463,907)	907	(25,519)	(255,819)	(183,513)	37
Improved recovery	7,129	—	—	7,129	—	—
Extension and discoveries	39,624	—	31	19,976	19,617	—
Purchases of minerals in place	44,489	—	—	—	44,489	—
Sales of minerals in place	(19,277)	—	—	—	(19,277)	—
Production	(415,886)	(1,259)	(24,175)	(257,615)	(132,720)	(118)
Reserves at December 31, 2005(2)	3,328,128	3,397	144,533	1,624,095	1,548,391	7,712

(1)	Includes 353,303 thousand barrels of oil equivalent relating to the minority interests of Empresa Petrolera Andina, S.A.

(2)	Includes 268,626 thousand barrels of oil equivalent relating to the minority interests of Empresa Petrolera Andina, S.A.

For year 2005 the main changes to proved reserves, after giving effect to the proved reserves restatement previously indicated for prior years, have been due to:

1.	Revisions of previous estimates

After Repsol YPF’s proved reserves restatement the total revisions of previous estimates as of December 31, 2004 were 464 million barrels of oil equivalent, comprising 269 million barrels of crude oil and natural gas liquids and 1,095 billion standard cubic feet of gas. This amounts to 11% of the total unaudited proved reserves as restated at that date. The principal revisions to proved reserves in 2005, country by country, are as follows:

Argentina

At December 31, 2004, Repsol YPF’s restated proved reserves in Argentina were 2,110 million barrels of oil equivalent (5,867 billion cubic feet of gas and 1,066 million barrels of crude oil).

The downward revision of the previous estimates by 256 million barrels of oil equivalent (179 million barrels of crude oil and 433 billion cubic feet of gas) represented 12% of Repsol YPF’s proved reserves restated in Argentina at December 31, 2004.

These negative revisions were principally due to two factors:

a)	Contractual revisions: reserves declared as proved in previous years based on the 10 year extension of the Concessions, established by the Law of Hydrocarbons, were reclassified as non-proved since there was no reasonable certainty at December 31, 2005 that concessions will indeed be renewed.

This entails a negative adjustment of net proved reserves of 67 million barrels of oil equivalent (63 million barrel of crude oil and 23 billion cubic feet of gas) of which 47% correspond to the Chihuido de la Sierra Negra area and 42% correspond to the reserve areas of the Cuyana basin.

b)	Several technical revisions, such as revisions of the Gas Initially In Place – GIIP in gas fields because of adjustments of the pressure evolution, greater decline of the primary oil production and acceleration of the water cut in oil fields, which caused a negative adjustment of 189 million barrels of oil equivalent (116 million barrels of crude oil and 410 billion cubic feet of gas).

The principal adjustments due to the revision of previous estimates were made to:

a)	The Chihuido de la Sierra Negra (CHSN)-Troncoso Inferior/Agrio+Avilé reservoir for which the new evaluation implies a negative revision of 40.2 million barrels of oil equivalent (37.8 million barrels of crude oil and 13.2 billion cubic feet of gas) for technical reasons relating to the production performance of the reservoir that has been adversely affected by multiple factors, including the effect of interrupted production in late 2004 and problems with the injection wells and the handling of the produced fluids, which has caused a downward deviation in short and medium-term production estimates, to which 31.6 million barrels of oil equivalent need to be added (30.4 million barrels of crude oil and 6.5 billion standard cubic feet of gas) corresponding to the 10 year contractual extension declared as proved in previous years. The total revision, taking into account both reasons, amounts to 49% of the reservoir proved reserves at December 31, 2004.

b)	The Ramos/Chango Norte-Porcelana gas-condensate field, where the updated analysis of the pressure evolution by the material balance method resulted in a negative revision of the net proved reserves of 41.4 million barrels of oil equivalent (196 billion standard cubic feet of gas and 6.5 million barrels of condensate and natural gas liquids), which represent 39% of the field proved reserves at December 31, 2004.

c)	The Portón/Chihuido of the Salina/Chihuido of the Salina Sur reserve area, where the net proved reserves were reduced by 21.7 million barrels of oil equivalent (78.9 billion standard cubic feet of gas and 7.7 million barrels of crude oil) principally due to the volumetric adjustments of the GIIP of the gas-caps and its corresponding liquid hydrocarbons. The mentioned revision includes the adjustment of 2.3 million barrels of oil equivalent (12.5 billion cubic feet of gas) corresponding to the gas volumes to be produced in the El Portón area during the 10 year contractual extension declared as proved in previous years.

d)	The Aguada Toledo-Sierra Barrosa reservoir, for which the review of the production-reinjection history, together with the evolution of the pressures of the gas-cap and its analysis by the material balance method resulted in a negative revision of 21 million barrels of oil equivalent (119 billion cubic feet of gas), of which 28% have been reclassified as non proved reserves.

e)	The Lomas del Cuy/Los Perales reserve areas, formed by oil reservoirs, located in the western flank of the Golfo de San Jorge basin, where there has been a global negative revision of 17.3 million barrels of crude oil, 17% of the crude oil proved reserves at December 31, 2004, due to the increased exponential decline used to estimate the proved reserves, for the primary oil recovery, of wells drilled before 2001.

Bolivia

At December 31, 2004, Repsol YPF’s restated proved reserves in Bolivia were 772 million barrels of oil equivalent (3,619 billion cubic feet of gas and 128 million barrels of crude oil).

The downward revision of the previous estimates by 122 million barrels of oil equivalent (510 billion cubic feet of gas and 31 million barrels of crude oil) represented 16% of Repsol YPF’s proved reserves restated in Bolivia at December 31, 2004.

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

The principal adjustments due to the revisions of previous estimates were made to:

a)	The Yapacaní field where, mainly as a result of the new Hydrocarbon Law, the new investments for the previously planned expansion of the gas treatment plant and the infrastructure to increase the transportation capacity of the Boomerang area pipeline, have been put in hold. This decision has resulted in a negative revision of 55 million barrels of oil equivalent (262 billion cubic feet of gas and 8.2 million barrels of crude oil), which represented 63% of the field restated proved reserves at December 31, 2004.

b)	The Río Grande field, where there was a negative revision by 53 million barrels of oil equivalent (227 billion cubic feet of gas and 12.5 million barrels of crude oil), which represented 55% of the field restated proved reserves at December 31, 2004. The causes of that revision, which made the projects marginal, were the negative results of the wells workovers made during 2005 in the gas-condensate reservoirs of Cajones, San Telmo Wm and San Telmo X, its subsequent technical re-evaluation and the negative impact of the tax system imposed by the new Hydrocarbon Law on the profitability of new investments necessary for their development.

c)	The San Alberto field for which the new technical estimate, that implied a reduction of the proved GIIP estimate due to the volumetric re-evaluation that takes into account the latest geological and petrophysical review and that is in line with the dynamic estimate by material balance, has led to a negative revision of net proved reserves of 35 million barrels of oil equivalent (147 billion cubic feet of gas and 8.9 million barrels of crude oil) which represented 15% of the field restated proved reserves at December 31, 2004.

Venezuela

In Venezuela, as of December 31, 2005, the proved reserves were revised downwards by 58.4 million barrels of oil equivalent. Of this revision, 50 million barrels of oil equivalent was due to the provisional estimate of the expected impact on the proved reserves of the signed transitional agreements to replace the current operating service agreements of Mene Grande, West Guarico, Quiamare-la Ceiba and Quiriquire, with new joint ventures (“empresas mixtas”) with PDVSA. The rest of the negative revisions were due to technical adjustments.

Rest of the World

The revisions of the estimates for the rest of the world were 27.8 million barrels of oil equivalent (79 billion cubic feet of gas and 13.6 million barrels of crude oil), amongst which stand out:

•

Algeria, where proved reserves were revised downwards by 17.2 million barrels of oil equivalent (68% gas), of which 7.3 million barrels of oil equivalent (29 billion cubic feet of gas and 2.2 million barrels of crude oil) were revised for contractual reasons as a result of the application of the Production Sharing Contract (PSC) in Tin Fouyé Tabankork (TFT) gas-condensate field, using oil and gas prices at the end of the year and the remainder was revised, fundamentally, for the update of the geological and simulation model of the TFT.

•

Libya, where proved reserves were revised downwards by 10 million barrels of crude oil, of which 0.8 million barrels of crude oil was revised for contractual reasons as a result of the application of the PSC in the NC-186 Concession using the oil prices at the end of the year, and the remainder was revised for technical reasons mainly due to the update of the geological and simulation model of the A field, located in the NC-115 Concession, that incorporate the results of the development wells recently drilled.

2.	Improved recovery

Additions of net proved reserves for improvements in the recovery were due to the Argentinean oil fields that have added 7.1 million barrels of oil equivalent (7.0 million barrels of crude oil and 0.5 billion cubic feet of associated gas) through water injection projects.

3.	Extensions and discoveries

The addition of net proved reserves through extensions and discoveries was 39.7 million barrels of oil equivalent (16.7 million barrels of crude oil and condensate and 129 billion cubic feet of gas) of which 20.0 million were incorporated in Argentina, 12.8 million in Trinidad and Tobago, 5.9 million in Venezuela and 1.0 million in Colombia.

4.	Sales and acquisitions

The net balance of acquisitions and sales of net proved reserves in 2005 was 25.2 million barrels of oil equivalent. The principal transactions were:

•

In Trinidad and Tobago, with an effective date of November 1, 2005, Repsol YPF sold 30% of its ownership of the offshore oil fields in Teak, Saaman and Poui together with its Onyx gas field, which represented a reduction of net proved reserves of 19.3 million barrels of oil equivalent (14.4 million barrels of crude oil and 27.3 billion cubic feet of gas). Together with this transaction, also with an effective date of November 1, 2005, Repsol YPF exercised its pre-emptive right and acquired 70% of the oil fields of Teak, Samaan and Poui, incorporating 21.7 million barrels of crude oil.

•

In Peru, with an effective date of December 13, 2005, Repsol YPF acquired 10% of Blocks 56 and 88 of the Camisea area with an incorporation of net proved developed reserves of 20.3 million barrels of oil equivalent (34 billion cubic feet of gas and 14.3 million barrels of crude oil).

•

In Venezuela, with an effective date of December 31, 2005, Repsol YPF acquired 25% of the Quiamare-LaCeiba area, 2.5 million barrels of oil equivalent of proved reserves, 96% of which were crude oil. Through this acquisition, Repsol YPF increased the participation in the block to 100%.

Changes in Repsol YPF estimated net proved reserves during 2006

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Rest of the World
	thousands of barrels of oil equivalent
Reserves as of December 31, 2005 (1)	3,328,128	3,397	144,533	1,624,095	1,548,391	7,712
Revisions of previous estimate	(348,923)	744	75,633	(2,518)	(422,783)	—
Improved recovery	9,002	—	—	8,709	294	—
Extensions and discoveries	23,007	—	2,169	19,853	984	—
Purchases of minerals in place	43,156	—	—	—	—	—
Sales of minerals in place	(30,480)	—	(26,722)	—	(3,758)	—
Production	(411,848)	(1,024)	(32,235)	(246,943)	(131,541)	(105)

Reserves as of December 31, 2006	2,612,042	3,117	163,378	1,403,195	991,588	50,764

(1)	Includes 268,626 thousand barrels of oil equivalent relating to the minority interests of Empresa Petrolera Andina, S.A.

Total hydrocarbon proved reserves net to Repsol YPF (excluding interest of others), on an oil equivalent basis, comprised 2,612 million barrels of oil equivalent at December 31, 2006 (natural gas represents approximately 59.4% of the reserves), a decrease of 21.5% compared to net crude oil and gas proved reserves of 3,328 million barrels of oil equivalent reported at December 31, 2005. This reduction includes a net downward revision of the previous estimation of 348.9 million barrels of oil equivalent, comprising an addition of 52.4 million barrels of crude oil and a reduction of 2,254 billion cubic feet of gas. This revision comprises a number of assets in Venezuela and Bolivia, to account for the change in the Operating Service Agreement to become a Join Venture Agreement in Venezuela, as well as the anticipated effects of the new Hydrocarbon Law in Bolivia as further explained below.

In 2006, total additions to Repsol YPF proved reserves (excluding sales and purchase of reserves-in-place) amounted to 32.0 million barrels of oil equivalent, mostly through extensions to and improved recovery from existing fields and discoveries of new fields. Of these reserves additions, approximately 28% are associated with new projects and are proved undeveloped reserves additions and the rest are in existing developments where they represent a mixture of proved developed and proved undeveloped. Major new development projects typically take one to four years from time of initial booking to the start of production. The principal reserves additions (excluding sales and purchase) were in Argentina and it is planned to bring these into production between 2006 and 2009.

1.	Revisions of previous estimates

For year 2006 the main changes, country by country, to proved reserves have been due to:

Bolivia

The downward revision of the previous estimates by 467 million barrels of oil equivalent (2,309 billion cubic feet of gas and 55 million barrels of crude oil) represented 77% of Repsol YPF’s proved reserves in Bolivia as of December 31, 2005, of which 7.2 million barrels of oil equivalent corresponds to technical revisions and 459.5 million barrels of oil equivalent corresponds to changes in contractual conditions. The downward revisions due to contractual conditions are attributable to factors explained below.

At December 31, 2005 and as of the filing date of the Form-20 for the year ended December 31, 2005, both Repsol YPF and its affiliate, Empresa Petrolera Andina, S.A. (Andina), like all other oil and gas companies operating in Bolivia, conducted their operations as established by the previous Risk Sharing Agreements (“Contratos de Riesgo Compartido”), except for the payment of additional royalties accrued according to the new Hydrocarbon Law N° 3.058 of May 2005 and the payment of provisional additional royalties required by the Supreme Decree 28.701 of May 1, 2005, both of which were paid in cash.

To this effect, and given that the Hydrocarbon Law N° 3.058 of May 2005 permitted royalties to be paid in cash, these were considered proved reserves as of the above dates so long as they met all other requirements of the proved reserves definition without considering any additional contractual changes.

On October 28, 2006, Repsol YPF signed Operating Agreements with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), the National Bolivian oil company, converting its previous Risk Sharing Agreements into Operating Agreements. These arrangements have already been approved by the Bolivian Congress.

Although Repsol YPF and Andina, as well as the other oil and gas companies operating in Bolivia, conducted their operations as established by the Risk Sharing Agreements until May 2, 2007, given the increased royalties imposed by the new Hydrocarbon Law N° 3.058 and the Supreme Decree 28.701, Repsol YPF has estimated proved reserves in Bolivia at December 31, 2006 applying prudent policies and taking into account the following:

a)	The anticipated effects of the new Operating Agreements, as if such Agreements came into effect on January 1, 2007 (which amounted to 391,535 million barrels of oil equivalent).

b)	The expected acquisition by YPFB of a majority interest in Empresa Petrolera Andina, S.A. pursuant to the Supreme Decree 28.701, and the resulting deconsolidation of its estimated proved reserves by Repsol YPF (which amounted to 67,971 million barrels of oil equivalent).

Accordingly, Repsol YPF’s proved reserves in Bolivia at December 31, 2006 were adjusted downward as follows (in thousands of barrels of oil equivalent):

Proved reserves as of Dec 31, 2005			Improved Recovery	Extensions and Discoveries	Revision due to New Law	Technical revision of previous estimates	Production	Proven reserves as of Dec 31, 2006
Developed	Undeveloped	Total						Developed	Undeveloped	Total
489,367	114,857	604,244	294		(459,506)	(7,194)	(46,910)	71,266	19,660	90,926

Note that revisions due to the New Law encompass the effect of the new Operating Agreements and the deconsolidation of Andina as explained above.

Trinidad and Tobago

In Trinidad and Tobago, a downward revision of the proven reserves by 30.8 million barrels of oil equivalent was made as a result of reduction of proven reserves not developed in fields and technical revisions on the other (such as revisions of gas compression projects and new estimates of the gas volumes originally in place). The net reserves operated by British Petroleum Trinidad and Tobago (bpTT) were revised downward by 43.8 million barrels of oil equivalent (230.8 billion cubic feet of gas and 2.7 million barrels of condensate). Under the Teak, Saaman and Poui – TSP assets, an upward revision of 13 million barrels of crude oil was made, based on an improvement in the behavior of these fields.

Venezuela

As of December 31, 2005 and as of the filing date of the Form 20-F for the year ended December 31, 2005, Repsol YPF considered, applying prudent policies, that the then current Operating Service Agreements would be required to become a Joint Venture Agreement and, in consequence thereof, proved reserves could be materially affected. In anticipation of these changes, proved developed and undeveloped reserves at December 31, 2005 were adjusted downward to the equivalent of the 46% stake Repsol YPF Venezuela expected to hold in the joint venture, rather than the 100% stake held by it in the former Operating Service Agreements.

At December 31, 2006, a final adjustment was made to the 2005 provisional estimates corresponding to the Supreme Decrees dated May 5, 2006 and June 20, 2006 as ratified. These decrees, which created a joint venture between Petróleos de Venezuela (PDV), a PDVSA affiliate, and Repsol YPF through a Tax and Royalty Agreement, resulted in Repsol YPF having a 40% stake in Petroquiriquire (owner of the oil fields) and a 60% stake in Quiriquire Gas (owner of the gas fields), except Barrancas Gas Field that remains 100% Repsol YPF for power generation purposes, with temporary extensions of mining rights with respect to the previous Operating Service Agreements.

At December 31, 2006, the proved reserves were revised downward by 14.5 million barrels of oil equivalent in addition to the 2005 provisional estimates corresponding to the abovementioned holdings, the temporary extension of mining rights and some technical revisions. This revision is the result of the remaining migration of service contracts to mixed companies in Mene Grande and Quiriquire, which entailed a downward revision of 19.3 million barrels of oil equivalent (117.5 billion cubic feet of gas and 1.6 million barrels of crude oil), and the inclusion of 4.8 million barrels of oil equivalent (23.0 billion cubic feet of gas and 0.6 million barrels of crude oil) due to technical revisions. In addition, the Quiamare-La Ceiba Fields reverted to PDVSA.

Perú

In Peru, on December 31, 2006, 90.7 million barrels of oil equivalent in undeveloped proven reserves were added (377.0 billion cubic feet of gas, 10.1 million barrels of condensate, and 13.3 million barrels of natural gas liquid) due to the approval of the final investment decision in the Peru LNG project.

Libya

In Libya, the proved reserves were revised upwards by 67.8 million barrels of oil equivalent, 61.3 million of which were due to the adoption of the economic interest method homogenizing physical magnitudes with financial data and the rest pertained fundamentally to new development activities and a better production performance of the fields.

Algeria

In Algeria, on December 31, 2006, the proved reserves were revised upwards by 7.8 million barrels of oil equivalent, of which 6.8 million (27.8 billion cubic feet of gas and 1.8 million barrels of condensate) pertain to contractual reasons as a result of the adoption of the economic interest method homogenizing physical magnitudes with financial data, with the rest due to the adjustment of the TFT condensate and gas field model.

Argentina

The proved reserves were revised downwards by 2.5 million barrels of oil equivalent (a decrease of 63.0 billion cubic feet of gas and an increase of 8.7 million barrels of crude oil).

As a result of the external audits on all the non operated assets of Repsol YPF Argentina West Business Unit’s proved reserves were revised downward by 53.5 billion cubic feet of gas and 1.5 million barrels of crude oil, while in the minor areas resulted in the removal of 5.4 billion cubic feet of gas and the inclusion of 2.7 million barrels of crude oil.

In the Northeastern basin, 9.2 billion cubic feet of gas were removed fundamentally due to the low production behavior of the Campo Durán (Tupambi) deposit in the Aguaragüe area.

In the Cuyana basin, except for the inclusion of 0.7 million barrels of oil due to the upgrading of recovery systems at the Estructura Cruz de Piedra deposit, all the other areas showed low production behavior and gave rise to an overall removal of 4.6 million barrels of crude oil.

In the Neuquina basin, the primary upward revisions were made in the Aguada Toledo-Sierra Barrosa area, where 52.9 billion cubic feet of gas reserves were added due to the implementation of low compression gas project, the repair of a well, and the adjustment update of the material balance.

In the Paso Bardas Norte area, 3.7 billion cubic feet of gas reserves were added due to the adjustment of the Materials Balance in the Huitrín La Tosca deposit and in the Piedras Negras area, and 3.1 billion cubic feet of gas were reclassified as proven following the signing of a gas contract for electric power generation.

The primary revisions downward in this basin occurred in the Puesto Cortadera, Rincón del Mangrullo and Loma La Lata-Lotena deposits. Overall, 56.1 billion cubic feet of proved gas reserves were removed due to the adverse effect of certain wells and the corresponding adjustment of estimates. In the Filo Morado area within the Faja Plegada, a downward revision of 23 billion cubic feet of gas and 1.6 million barrels of crude oil was made due to production behavior.

In Southern Argentina, the positive results of development drilling (primarily in the areas of Manantiales Behr, Zona Cental-Bella Vista Este, Escalante, El Trébol, Las Heras and Lomas del Cuy) in locations adjacent to the production areas, classified as not proved due to their geological uncertainty and to the fields’ improved production response, resulted in the inclusion of 5.5 million barrels of crude oil and 4.2 billion cubic feet of gas into proven reserves.

Rest of the World

The revisions of the estimates for the rest of the world relate to Brazil, Spain, Ecuador and Colombia. The proven reserves in Brazil were revised downwards by 4.6 million barrels of oil equivalent (an increase of 34.6 billion cubic feet of gas and a decrease of 10.7 million barrels of crude oil). In these assets the reserves were adjusted downward by 16% due to the fact that the proven reserves associated with the pressure maintenance of the water injection project is in an early stage and has not shown any significant results yet.

In Ecuador, the proven reserves revision entailed an increase of 2.4 million barrels of crude oil, due to the extension of the contract in Tivacuno and to better behavior by the fields and in Colombia, the proved reserves were revised upwards by 0.8 million barrels of crude oil due to the adjustment of contracts at December 31, 2006.

In Spain, proven reserves increased by 0.7 million barrels of oil equivalent. This revision was due to the extension of the contract in the Poseidón gas field until June 1, 2006 and also due to the revision of the behavior of the oil fields in the Mediterranean.

2.	Improved recovery

Additions of oil net proved reserves for improvements in the recovery were due primarily to the Argentina oil fields that have added 8.7 million barrels of oil equivalent through water injection projects.

3.	Extensions and discoveries

The addition of net proved reserves through extensions and discoveries was 23 mmboe (13.1 million barrels of crude oil and 55.5 billion standard cubic feet of gas) of which 19.9 million were incorporated in Argentina, 1.9 million in Algeria and 1.2 million in Rest of the World.

4.	Sales and acquisitions

The net balance of acquisitions and sales of net proved reserves in 2006 was an increase of 12.7 million barrels of oil equivalent. The principal transactions were the incorporation of the Shenzi field in GOM, USA (an increase of 43.2 million barrels of oil equivalent), the exit of Dubai ( a decrease of 26.7 million barrels of oil equivalent) and a decrease of 3.8 million barrels of oil equivalent due to the exit of certain field in Venezuela.

2.2.1.1.2	Internal controls on Reserves and Reserves Audits

All of the Repsol YPF oil and gas reserves held in consolidated companies have been estimated by the Repsol YPF petroleum engineers.

At Repsol YPF all the assumptions made and the basis for the technical calculations used in the estimates regarding oil and gas proved reserves are based on the guides, norms and procedures established by Rule 4-10(a) of Regulation S-X under the SEC. See Section 3.1.2 “Critical Accounting Policies” for a detailed discussion of the methods and techniques used to estimate our reserves.

In order to meet the high standard of “reasonable certainty,” the reserves evaluations are stated taking into consideration additional guidance as to reservoir economic productibility requirements, acceptable proved area extensions, recovery factors and improved recovery method, commerciality under existing economic and operating conditions and project maturity.

Where applicable, the volumetric method is used to determine the original quantities of petroleum in place. Estimates are made by using various types of logs, core analysis and other available data. Formation tops, gross thickness, and representative values for net pay thickness, porosity and interstitial fluid saturations are used to prepare structural maps to delineate each reservoir and isopachous maps to determine reservoir volume. Where adequate data is available and where circumstances are justified, material-balance and other engineering methods are used to estimate the original hydrocarbon in place.

Estimates of ultimate recovery are obtained by applying recovery efficiency factors to the original quantities of petroleum in place. These factors are based on the type of energy inherent in the reservoir, analysis of the fluid and rock properties, the structural position of the properties and their production history. In some instances, comparisons are made with similar production reservoirs in the areas where more complete data is available.

Where adequate data is available and where circumstances are justified, material-balance and other engineering methods are used to estimate recovery factors. In these instances, reservoir performance parameters such as cumulative production, production rate, reservoir pressure, gas oil ratio behavior and water production are considered in estimating recovery efficiency used in determining gross ultimate recovery.

In certain cases where the above methods could not be used, reserves are estimated by analogy to similar reservoirs where more complete data are available.

All the proved reserves estimates are also evaluated and tested over all technical constraints and restrictions, including, but not limited to:

•

For depletion-type reservoir or other reservoirs where performance has disclosed a reliable decline in production-rate trends or other diagnostic characteristics, reserves are estimated by the application of appropriate decline curves or other performance relationships. In analyzing decline curves, reserves are estimated to the calculated economic limits based on current economic conditions.

Proved reserves are limited to:

a.	the portion of the reservoir delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and in the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir,

b.	the economic limit, the expiration data of a production license or, in the case of gas reserves, the expiration of applicable gas sales contracts, whichever occurs first.

•

Reserves on undrilled acreage are limited to those drilling units offsetting productive units that were reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it could be demonstrated with certainty that there was continuity of production from the existing productive formation.

•

The reserves estimated are typically expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from the properties at the year end. Net reserves are defined as that portion of the gross reserves attributable to the interest of Repsol YPF after deducting interests owned by third parties.

•

Historical cost of operations and development of the properties evaluated, as well as product prices, including agreements affecting revenues and future operations form an integral part of the estimates and form the basis for the economic evaluation for the engineer to assist in its estimates.

To control the quality of reserves booking Repsol YPF has established a process that is integrated into the internal control system of the company. Repsol YPF’s process to manage reserves booking is centrally controlled and has the following components:

a)	The Quality Reserve Controller (QRC) a professional assigned at each E&P Business Unit of the Company to ensure that there are effective controls in the proved reserves estimation and approval process of the Group’s estimates and the timely reporting of the related financial impact of proved reserves changes. These QRCs are responsible for reviewing proved reserves estimates and are independent of the operating business unit to ensure integrity and accuracy of reporting.

b)	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

c)	The Internal Audit, which examines the effectiveness of the Group’s financial controls, designed to assure the reliability of reporting and safeguarding of all the assets and examining the Group’s compliance with the law, regulations and internal standards.

d)	A quarterly internal review from the Reserves Control Management which is separate and independent from the operating business units, over all movement of proved reserves submitted by the Business Unit and associated with properties where technical, operational or commercial issues have arisen.

e)	Booking proven reserves in any given property at any given time requires central authorization. Furthermore, the volumes booked are externally audited on a periodic basis. The initial selection of the properties for external audit is performed by the Reserves Control Direction with the approval of Repsol YPF’s Audit and Control Committee. The properties for external audit in any given year are selected on the following basis:

i.	All properties on a three year cycle, with properties audited in the first year of the cycle corresponding to those audited in the first year of the previous cycle;

ii.	Recently acquired properties not audited in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates; and

iii.	Approximately one-third of the volume of the net proven reserves at the end of the year of the audit.

The properties to be externally audited in any given year may be modified for various reasons, such as the presence of new technical or production information or legal, tax or regulatory changes.

For those areas audited by independent firms, Repsol YPF´s proved reserves figures have to be within seven percent of the auditor’s criteria, for Repsol YPF to declare that the volume have been ratified by an external auditor. In the event that the difference, above or below, is greater that the tolerance, Repsol YPF will reestimate its proven reserves to achieve this tolerance level or should disclose the figures of the external auditor which shall be its estimate.

The reserves in all the production areas were externally audited by independent engineering firms Gaffney, Cline & Associates (“GCA”) and DeGolyer and MacNaughton (“D&M”) over a three-year cycle (2002-2004).

On January 1, 2005, a second external auditing cycle began. D&M audited the main areas operated by Repsol YPF in the Cuyana and Neuquina basins in Argentina, all the areas in Bolivia, the Camisea field in Peru and the Mene Grande and Barrancas fields in Venezuela, and GCA audited the main areas operated by Repsol YPF in the Golfo de San Jorge basin in Argentina, the reserves of the Loma La Lata-Sierras Blancas gas-condensate reservoir in Argentina and the San Alberto and Sábalo gas-condensate fields in Bolivia. These external audits covered 51.2% of Repsol YPF’s total proved developed and undeveloped net reserves at December 31, 2005 on an oil barrel equivalent base.

During the year 2006, the second cycle of outside auditing begun in 2005 was completed. D&M audited the minor areas in the Cuyana and Neuquina basins in Argentina, all the areas in Colombia, the areas in Eastern Venezuela and GOM in the United States. GCA audited the minor areas in the San Jorge Gulf basin, the areas not operated by Repsol YPF in Argentina and the areas in Brazil. Ryder Scott Company (“RSC”) audited all the areas in Dubai, Spain, Algeria, Libya, Trinidad & Tobago, Ecuador and GOM in the United States. All properties initially selected to be audited in 2006 were audited in such year. In addition, all properties initially scheduled to be audited in 2007 were audited in 2006 in order to close the 2005-2007 tri-annual auditing cycle. All these external audits of 2006 were performed at September 30, 2006 except Trinidad and Tobago, which was audited at December 31, 2006 by RSC.

Total Repsol YPF’s estimated proved reserves at September 30, 2006 were 3,075 million barrels of oil equivalent. At September 30, 2006 external reservoir engineers audited fields in respect of which Repsol YPF estimated as of such date proved reserves of 1,440 million barrels of oil equivalent in the aggregate. Such external reservoir engineers’ aggregate audited proved reserves in respect of such fields did not vary by more than 10% above or below Repsol YPF’s aggregate estimates in respect of such fields. In addition, the respective external reservoir engineer’s audit in respect of each material property did not vary by 10% or more above or below Repsol YPF’s estimate in respect of such property (other than 27 properties, where the variation was greater than 10% and the external estimate was taken with a change of approximately 191 million barrels of oil equivalent).

For the areas externally audited at September 30, 2006 the final proved reserves for the year end closing and for the filing of this Annual Report on Form 20-F at December 31, 2006 were internally adjusted as a results of the movements of the fourth quarter of 2006.

2.2.1.2	Production, acreage and drilling activities

The following table shows Repsol YPF’s net daily average production of crude oil and natural gas for 2006, 2005 and 2004:

	PRODUCTION BY GEOGRAPHIC AREA
	2006			2005			2004
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	(mbbl/d)	(mmcf/d)	(mboe/d)	(mbbl/d)	(mmcf/d)	(mboe/d)	(mbbl/d)	(mmcf/d)	(mboe/d)
Spain	2	5	3	2	6	3	4	—	4
North Africa and Middle East	76	68	88	56	57	66	56	71	68
Algeria	6	68	18	6	57	16	7	71	20
Libya	49	—	49	25	—	25	21	—	21
Dubai	21	—	21	25	—	25	27	—	27
Argentina	348	1,846	677	368	1,897	706	399	1,996	755
Rest of Latin America	99	1,466	361	105	1,454	364	109	1,292	339
Bolivia	27	568	129	31	539	127	29	440	107
Brazil	6	1	6	—	—	—	—	—	—
Colombia	6	—	6	5	—	5	5	—	5
Ecuador	17	—	17	15	—	15	15	—	15
Venezuela	19	200	55	41	337	101	43	303	97
Trinidad and Tobago	20	686	143	12	578	115	17	549	114
Peru	3	11	5	*	**	*	—	—	—
Rest of the World	*	2	*	*	2	*	*	2	*
United States	*	2	*	*	2	*	*	2	*

Total net production	525	3,387	1,128	531	3,416	1,139	567	3,360	1,166

*	Amounts less than one thousand barrels of oil or oil equivalent per day.

**	Amounts less than one million standard cubic feet per day.

In 2006, the average production of hydrocarbons was 1,128,300 barrels of oil equivalent per day. This represents a decrease of 1.0% compared to production in 2005. The decrease was mainly caused by a reduction in net crude oil and natural gas production, which were 1.1% and 0.8% lower than in the previous year, respectively. The production of gas in 2006 was 3,387 mmcf/d, which equals 603,200 barrels of oil equivalent per day, a 0.8% decrease compared to 2005. This decrease took place mainly in Venezuela, due to the migration from operating concessions to joint ventures , in which Repsol YPF’s share is smaller (See Section 2.2.1.3 “Exploration, Development, Acquisitions and Production—Venezuela” for a detailed description of the impact on Repsol YPF’s participation in Venezuela after the mentioned migration), and in Argentina the decrease took place mainly in Loma La Lata due to a delay in development well drilling and in the low pressure project, partially offset by an increase in Trinidad and Tobago.

The production of liquids in 2006, which amounted to 525,200 barrels per day, decreased by 1.1% compared to 2005. The decrease took place mainly in Venezuela due to the migration from operating concessions to joint ventures, in which Repsol YPF’s share is smaller, and in Argentina mainly due to natural decline, partially offset by an increase in Trinidad and Tobago.

Crude oil and natural gas production accounted for approximately 46.5% and 53.5%, respectively, of Repsol YPF’s total production of barrels of oil equivalent during 2006. Repsol YPF’s current estimated oil and gas net proved reserves to production ratio is 6.3. The ratio is based on total net proved reserves as of December 31, 2006 and annual net production for 2006.

The following table sets forth the average production costs by geographic area for the years ended 2006, 2005 and 2004:

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Rest of the World
	(Figures in €/bbl)
2006
Lifting costs	2.35	9.22	1.39	3.03	1.26
Royalties, local taxes and withholding on exports	4.66	0.10	8.52	3.13	6.63
Transportation and other costs	0.59	8.84	1.00	0.05	1.41	9.14

Average production costs 2006	7.60	18.16	10.92	6.21	9.30	9.14

2005
Lifting costs	1.97	6.14	1.77	2.29	1.32
Royalties, local taxes and withholding on exports	3.15	0.08	10.10	2.58	3.01
Transportation and other costs	0.55	3.32	1.20	0.12	1.23	16.93

Average production costs 2005	5.67	9.54	13.07	4.99	5.56	16.93

2004
Lifting costs	1.57	3.97	1.63	1.69	1.20
Royalties, local taxes and withholding on exports	2.28	0.15	6.22	2.17	1.75
Transportation and other costs	0.59	3.17	0.85	0.09	1.67	27.01

Average production costs 2004	4.44	7.29	8.70	3.95	4.62	27.01

The lifting cost ratios were €2.35 and €1.97 per barrel of oil equivalent in 2006 and 2005, respectively. The lifting cost ratio was calculated and based on the figures presented in the tables and in the results of operations of oil and gas production activities in the “Supplementary Information on Oil and Gas Exploration and Production Activities (unaudited information)” included elsewhere in this annual report.

The lifting cost ratio is calculated as the ratio of production cost (excluding royalties, local taxes, withholdings on exports of crude oil and gas from Argentina, transport and others costs) divided by annual production. In 2006 this ratio was €2.35 per barrel of oil equivalent, and it was calculated as the ratio between production costs of €3,130 million less royalties, local taxes and withholdings on exports of crude oil and gas from Argentina of €1,919 million and less transport and other costs of €242 million, divided by annual production of 411.8 million barrels of oil equivalent.

The following tables show information regarding Repsol YPF’s activities as of the dates and for the periods set forth below.

Developed and undeveloped acreage

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Rest of the World
	(thousands of acres)
Year ended Dec. 31, 2006
Developed(1)
Gross(2)	1,189	8	260	571	300	50
Net(3)	652	6	60	459	127	—
Undeveloped(4)
Gross(2)	15,638	28	2,675	7,920	3,933	1,082
Net(3)	7,706	20	420	5,743	1,511	11

Year ended Dec. 31, 2005
Developed(1)
Gross(2)	1,022	7	236	533	196	50
Net(3)	547	5	32	416	93	—
Undeveloped(4)
Gross(2)	14,485	24	2,774	7,152	4,531	5
Net(3)	7,734	17	368	5,234	2,115	1

(1)	Developed acreage is spaced or assignable to productive wells.

(2)	The term “gross” relates to the total activity in which the Group and associated companies have an interest.

(3)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies’ fractional interests.

(4)	Undeveloped acreage is considered to be those acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.

Number of productive wells

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America
Year ended Dec. 31, 2006
Oil
Gross(1)	12,136	10	373	10,765	988
Net(2)	9,852	7	97	9,391	357
Gas
Gross(1)	910	6	76	674	154
Net(2)	602	5	23	447	127

Year ended Dec. 31, 2005
Oil
Gross(1)	11,993	9	366	10,635	983
Net(2)	9,803	6	94	9,161	543
Gas
Gross(1)	693	6	67	460	160
Net(2)	519	5	20	377	117

(1)	The term “gross” relates to the total activity in which the Group and associated companies have an interest.

(2)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies’ fractional interests.

Gross/ Net Exploratory Wells as of December 31, 2006

2006	Productive		Dry		Under Evaluation		In process of drilling		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	—	—	—	—	—	—	—	—	—	—
North Africa and Middle East	8	3	14	6	1	1	9	4	32	14
Argentina	2	2	17	13	2	2	7	5	28	22
Rest of Latin America	2	1	5	1	2	1	4	2	13	5
Rest of the World	—	—	1	0	—	—	1	—	2	—

Total	12	6	37	20	5	4	21	11	75	41

Gross/ Net Exploratory Wells as of December 31, 2005

2005	Productive		Dry		Under Evaluation		In process of drilling		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	—	—	1	—	—	—	—	—	1	—
North Africa and Middle East	6	2	5	3	1	—	3	1	15	6
Argentina	7	5	7	5	1	1	7	6	22	17
Rest of Latin America	3	1	5	2	—	—	3	1	11	4
Rest of the World	—	—	1	1	—	—	—	—	1	1

Total	16	8	19	11	2	1	13	8	50	28

Gross/ Net Exploratory Wells as of December 31, 2004

2004	Productive		Dry		Under Evaluation		In process of drilling		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	—	—	—	—	—	—	—	—	—	—
North Africa and Middle East	2	1	2	1	1	1	2	1	7	4
Argentina	9	7	19	17	1	1	5	4	34	29
Rest of Latin America	3	2	7	4	1	1	2	1	13	8
Rest of the World	1	—	4	1	—	—	—	—	5	1

Total	15	10	32	23	3	3	9	6	59	42

2.2.1.3	Exploration, Development, Acquisitions and Production

Repsol YPF’s strategy is based on exploration and efficient development of the fields it operates with a focus on regions whose conditions are favorable to improving Repsol YPF’s competitive position, as well as strengthening its position in LNG and heavy crude oil projects. Such regions are primarily located in Latin America, Trinidad and Tobago, North Africa and the Gulf of Mexico, but Repsol YPF also plans to expand to West Africa, the Middle East and other regions.

The tables below show production costs incurred by Repsol YPF and other details of Repsol YPF’s production operations in 2006, 2005 and 2004:

	2006	2005	2004
	(millions of euros)
Exploration, development and acquisitions (incurred costs)
Exploration	519	413	317
Development	1,712	1,447	1,013
Acquisitions and other	1,728	299	21

Total	3,959	2,159	1,351

	2006	2005	2004
Exploration, development and acquisitions
Exploratory concession net area (in km2)	319,505	295,266	279,721
Gross exploratory drilling tests finished	54	38	50
Positive	12	16	15
Discoveries and extensions(1)	23	40	119
Acquisitions (sales), net(1)	13	25	3

(1)	Millions of barrels of oil equivalent.

Country Activity Summary for 2006

	Blocks(1)		Net Acreage(1) (km2) Development	Net Acreage(1) (km2) Exploration	Net production (mmboe)	Net production (mboe/d)	Net proved reserves (mmBOE)
Country	Development	Exploration
Algeria	11	5	3,108	17,262	6.6	18.2	43.8
Argentina	89	17	25,096	43,260	246.9	676.5	1,403.2
Bolivia	25	7	2,194	9,153	46.9	128.5	90.9
Brazil	1	25	51	5,581	2.3	6.4	34.3
Colombia	1	6	17	2,428	2.1	5.8	5.7
Cuba	—	1	—	4,512	—	—	—
Dubai	1	—	454	—	7.8	21.2	1.6
Ecuador	3	—	1,225	—	6.2	16.9	23.8
Iran	—	3	—	15,430	—	—	—
Libya	1	15	874	65,517	17.9	48.9	118.0
Mauritania	—	2	—	64,913	—	—	—
Peru	2	6	202	34,933	2.0	5.4	108.9
Saudi Arabia	—	1	—	15,420	—	—	—
Spain	12	23	1,041	10,985	1.0	2.8	3.1
Trinidad and Tobago	7	—	2,363	—	52.1	142.7	591.2
United States	7	75	31	1,064	0.1	0.3	50.8
Venezuela	4	4	443	2,162	19.9	54.6	136.8
Others (2):	1	11	3,538	26,886	—	—	—

Total	165	201	40,636	319,506	411.8	1,128.3	2,612.0

(1)	Operated and Not Operated.

(2)	Includes Angola, Equatorial Guinea, Guyana, Mexico, Morocco, Kenya, Sierra Leone and Surinam.

The following are the most significant activities conducted by Repsol YPF during 2006.

Algeria

In Algeria, three exploratory discoveries were made in 2006. Two of them were in the 351c-352c block in the Reggane basin, where Repsol YPF is the operator with a 45% stake. These two gas discoveries were made in January with the Sali1 exploratory well and in May with the Kahlouche–2 exploratory well.

The third exploratory discovery was made in block 401d (Berkine Basin) with the KEN-1 oil discovery well. In this block the exploratory well RERW-1, which was under evaluation at December 31, 2006, proved positive in February 2007.

Within the Gasi Touil project, 100% of the work plans for the Nezla and Rhourde Nouss areas was completed as of December 31, 2006 and 212 km2 in Nezla and 877 km2 in Rhourde Nouss of 3D seismic were acquired. In 2006, the 3D seismic acquisition in Hamra (739 km2) and Brides (672 km2) and the 2D seismic acquisition in Azzel North (414 km) was completed. The acquisition in Rhourde El Khlef (208 km registered out of 298 km planned) will be completed in first half of 2007.

In 2007, seismic exploration (2D) is expected to be acquired in In Amedjène, Taouil and Rhourde El Helma, along with 2D seismic development in Gassi Touil and 2D and 3D seismic in Toual, thus completing the largest seismic campaign in Algeria to date.

Argentina

In the South Business Unit in the Gulf of San Jorge basin (UNAS), and West Business Unit in the Neuquén Basin (UNAO), a series of labor and community conflicts occurred that halted the production of 2.9 million of barrels of oil equivalent. A new production record was achieved in 2006 in the Loma de la Mina field. This field is located in the Neuquén basin, and it is 100% owned by Repsol YPF. The production has increased by 315.1%, mainly because of the introduction of fracturing techniques in the well drilling process.

Similarly, new production records were set for the CNQ7 A, Paso Barda Norte and Cañadón Yatel reserve areas.

CNQ7 A, where Repsol YPF has a 50% stake, is operated by Petroandina. The 745% increase in production is mostly related to the development of new production areas.

Cañadon Yatel and Paso Barda Norte, both fully owned by Repsol YPF, recorded a 348.3% and 74.2% increase in production, respectively, which were for the most part the result of the successful drilling of new production wells—8 for Cañadon Yatel and 7 for Paso Barda Norte.

By August 2006, YPF satisfactorily commenced operations on the new Low Temperature Separator (“LTS”) plant at the El Porton field. The total investment for that development is estimated at US$65 million. The gas treated by the LTS plant is supplied into the gas pipeline system connecting the El Porton and Loma La Lata fields. The Low Pressure Project developed in the Loma La Lata gas field is reaching its final stage and is planned to be commissioned by the third quarter of 2007. The final investment is estimated at approximately US$25 million. Furthermore, the Ramos Low Pressure project in the Northwest of Argentina which will increase compression capacity at that site from 23,680 to 38,500 HP, is on schedule and expected to be completed during the first quarter of 2008. The final investment for this project is estimated at US$22 million. During 2006, the Acambuco Joint Venture finalized its plans for the first stage of the development of the Macueta field through the construction of a roadway between Macueta and the Piquierenda plant, the construction of a facility at the Piquierenda plant to treat gas extracted at Macueta, and the completion of the Macueta well (Macueta x-1001 bis reentry). In addition, drilling of the Macueta 1003 well began in 2006, and the work continues. A side track was also drilled in November 2006 at San Pedrito x-2.

Work continued at Rincón de los Sauces in the Neuquina basin, in Chihuido de la Sierra Negra field, to mitigate the natural decline that has been under way since mid-1999. Work undertaken in 2006 included the repair of 47 wells, replacement of 70,000 meters of pipelines and drilling of eight replacement wells. The yearly estimated investment is expected to be US$28.5 million and the total project cost is estimated to be US$133 million for work done between 2005 and 2009.

Development of fields that began in 2005, has resulted in the drilling of 38 wells in Desfiladero Bayo Este, 47 wells in Jagüel Casa de Piedra and 7 wells in Pata Mora as of December 31, 2006. In Risco Alto field, the development activity was postponed from 2006 to 2007 because of the delay in obtaining environmental permits.

During 2006, the EOR (Enhanced Oil Recovery) pilot program of the WAG (Water Alternating Gas) project in Chihuido de la Sierra Negra continued.

As of December 2006, and due to some problems that affected the main pipeline of Magallanes UTE, oil and gas production was stopped. The Company and its partner in the joint venture are working to resolve the problem, and expect that full oil and gas production will be restored by the end of September 2007.

The Argentine government maintained during 2006 the tax rates for crude oil exports at 25% with a surcharge varying from 3% to 20% for West Texas Intermediate (“WTI”) crude oil prices between US$32 and US$45 per barrel, respectively, for LPG exports at 20%, for natural gas exports at 20% and for gasoline exports at 5%. In July 2006, the Ministry of Economy and Production issued Resolution 5306, which increased the duty on gas exports to 45%.

During 2006, 21 exploratory wells were finished (gross basis) in Argentina, two of which were successful. The discoveries previously mentioned were made in El Corcobo Norte (oil) and Loma Amarilla (gas), both areas located in the Neuquina basin.

3D seismic testing is being extensively used in several basins to increase exploratory success, improve the quality of prospects, optimize positioning of the wells and expand development. In 2006, 2,958 km2 of 3D seismic testing were recorded and evaluated, including 437 km2 of offshore seismic testing in Colorado Marina basin as part of a 1,974 km2 survey ending February 2007.

Bolivia

Supreme Decree 28.701, published on May 1, 2006, nationalized all of Bolivia’s natural hydrocarbon resources and the Bolivian State, through Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), a Bolivian oil company, took over their commercialization for the internal and export markets as well as potential industrialization projects. In addition, the Bolivian government is negotiating the acquisition of as many shares as is necessary in Empresa Petrolera Andina, S.A. (Andina), an affiliate of Repsol YPF, for YPFB to control at least 50% plus one vote in Andina. Subsequently, and as a consequence of the Hydrocarbons Law and Supreme Decree No. 28/701, on October 28, 2006, Repsol YPF and its affiliate, Andina, signed operation contracts with YPFB that established the conditions for the exploration and production of hydrocarbons in Bolivia and whereby YPFB’s participation was determined according to the production level of the fields. These contracts have already been approved by the Bolivian Congress. Supreme Decree 28.900-A, establishes the regulations to be applied to the companies until the new contracts are valid. As of December 31, 2006, 49% of Andina’s estimated proved reserves have been deconsolidated. See Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Oil and Gas Reserves” for a discussion of revisions to our estimated proved reserves in Bolivia and “Information on Repsol YPF—Regulation of the Petroleum Industry—Other Countries—Bolivia.”

In December 2006, the government published the Supreme Decree 28.984 regulating the regime of incentives to the production of marginal and small fields, which provides an incentive to the production of petroliferous and gas fields.

Brazil

Repsol YPF holds 10% of the Albacora Leste field, which is currently under development in accordance with an approved plan. A total of 23 wells were drilled until December 2006, all of which were completed and tested (14 production and 9 injection wells). Repsol YPF’s participation in the production of Albacora Leste reached 2.3 million barrels of oil equivalent at December 31, 2006.

During 2006, a seismic 3D program started at the Santos basin with the registration of 646 km2 from a total of 1474 km2. The program affects the blocks SM-616, 617, 672, 673 and 674.

Flamengo North well in the BMS-13 block was drilled but proved unsuccessful. Ipanema well in the same block was also drilled and it is being evaluated for gas. Perforation of the Guarana well started in the BMC-4 block.

In the eighth round of competitive bidding, four blocks in the Santos river basin were won by the Repsol YPF/Petrobras/Hydro consortium. The awarding of these blocks is pending official approval.

Ecuador

On May 14, 2006, the contract for the Tivacuno development area, where Repsol YPF has a 35% stake, was renewed, and an extension was obtained up to the date of completion of the contract for Block 16 (January 2012).

The negotiations for the extension of the Block 16 contract entered into a holding pattern late in the year until the administration and cabinet of president-elect Rafael Correa were set up. In 2006, gross production at Block 16 was approximately 59,500 barrels per day. In 2007, the drilling of 33 wells is planned, which would take production in 2007 to an average of approximately 64,000 barrels per day.

In 2006, the Heavy Crude Oil Pipeline (OCP) transported an average of 156 mbpd. The maximum transportation capacity of the OCP is 450 mbpd. During the month of February 2006, the OCP partners authorized Encana to sell its interest to the China-based company, Andes Petroleum.

Throughout 2006, the Ecuadorian government introduced Law 2006-42 amending the Hydrocarbons Law, whereby it established an additional cash royalty applicable to all contracts in effect since April 25, 2006.

Iran

On January 27, 2007, and effective as of that same date, Repsol YPF and Shell signed the Service Contract for the Persian LNG Project. This agreement would guide future exploration, development and production activities in the areas assigned in the South Pars gas field for supplying the possible future LNG plant in Tombank. In any case, the final investment decision (FID) on the liquefaction plant and for the start-up of the exploration and development operations on the project has not yet been made.

The “Front-End, Engineering and Design” (FEED) contract for the Offshore facilities and the FEED for the Onshore facilities were awarded in October 2006 and December 2006, respectively.

At a meeting in Vienna in January 2007, NIOC announced the approval of the commerciality of positive well B and E Karkhek-2 in the Onshore Block in Iran (Mehr Block). The discovery was made in January 2005. As of the date of this annual report, official confirmation of the approval is pending.

Libya

During 2006, 18 exploratory wells were drilled and finished, of which 5 were positive and one was under evaluation at December 31, 2006 (A1-NC209). Of the five exploratory discoveries, three were made in block NC

210 (A1 NC210, B1 NC 210 and C1 NC 210), where Repsol YPF has a 35% stake. The other two discoveries were in block NC186 with well I5 and in block NC200 with well E1, the latter being the first commercial discovery in block NC200.

During 2006, 14,416 km of seismic 2D and 3,117 km2 of 3D seismic were recorded.

On October 11, 2006, field “B” of block NC-186 was put into production with an average production of 4,777 bbl/d (at 100%) until late 2006 and with “early production facilities.” The estimated production plateau is 12,000 bbl/d (at 100%). On December 25, 2006 in this same block, production was also begun in field “H,” with an average up to the end of the year of 1,745 bbl/d (at 100%) with early production facilities. The estimated production plateau is 40,000 bbl/d (at 100%). The Development Plans for Fields “B” and “H” in block NC186 in Libya received the approval of NOC in March 2006.

On September 28, 2006, AKAKUS Oil Operations, A.G (formerly Repsol Oil Operations) and Repsol Exploración Murzuq (REMSA), on behalf of the partners, prepared and submitted to the Owner Management Committee of areas NC 115 and NC 186 the Field Development Plan of field “I/R.” Field “I/R” was discovered in 2005. During the second quarter of 2007, Repsol YPF’s Chairman and the Chairman of the Libyan national oil company announced an agreement for the development of this field.

In December 2006, Repsol YPF obtained exploratory block 137, located in the Sirte basin, together with Petro-Canada (operator), both with a 50% stake. The block was obtained in the last EPSA IV exploratory round.

In February 2007, an exploratory discovery was made in well G1 in block NC200.

Peru

Within the “Peru LNG” project, in which Repsol YPF holds a 10% stake in the development blocks 88 and 56 (Camisea field) and has partnered with the U.S. oil company Hunt Oil, among others, the development plans for the Cashiriari field are continuing as planned in block 88, where the San Martín field is already in production, and in block 56. Repsol YPF has a 10% stake in these blocks, which will supply natural gas to the future LNG plant in Pampa Melchorita, which is expected to be operational in 2010, and in which Repsol YPF holds a 20% stake.

In August 2006, an important exploratory discovery was made in block 39 in Peru, operated by Repsol YPF with a 55% stake, with the Raya exploratory well. As of December 31, 2006, the exploratory well Delfín, also in this block, was under evaluation.

Russia

In February 2006, Repsol YPF reached a strategic agreement with the company West Siberian Resources (WSR), whereby Repsol YPF acquired 10% of this company. The agreement contemplates an industrial alliance for jointly developing hydrocarbon exploration and production projects in Russia, where West Siberian Resources possesses an important portfolio of assets.

In October 2006, the presidents of Repsol YPF and of Gazprom, Antonio Brufau and Alexey B. Miller, respectively, signed an agreement to study the possible development of joint projects in the gas and oil business in Europe, Latin America and Africa, as well as Liquid Natural Gas (LNG) projects, using Russian Federation resources.

Trinidad and Tobago

In Trinidad and Tobago, the Cannonball field, in which Repsol YPF holds a 30% interest, was put into production in March 2006, with three production wells. In the first quarter of 2006, production also began at well Inmortelle 24.

In 2006, bpTT transferred the technical information on the Teak, Samaan and Poui (TSP) fields to Repsol YPF. These fields were acquired in July 2005. Repsol YPF’s current stake is 70% and it is the operator. In 2006, a regional interpretation of the blocks began, and once completed in 2007, detailed interpretation of the prospects identified will be undertaken.

United States

In March 2006, Repsol YPF obtained four high-value exploratory blocks in the deep waters of the Gulf of Mexico during Exploratory Round 198 carried out in the United States. The blocks are located in the area of the Mississippi Canyon and the Green Canyon, and include the Green Canyon 304 block, which was the block that received the most bids due to its high potential. The other blocks awarded were MC930, MC585 and MC630.

In July 2006, Repsol YPF acquired a 28% stake in the Shenzi field in the Green Canyon area in the deep waters of the Gulf of Mexico from BP for US$2.145 billion. Following the purchase, the field’s partners are BHP Billiton (the operator with 44%), Repsol YPF (28%), and Amerada Hess (28%). This field was discovered in 2002 and to date, five exploration wells and one development well have been drilled on the south flank of the field. In the initial stage, a development plan has been designed for the field’s south flank, and commercial production is expected to start in mid-2009.

In January 2007, an exploratory and appraisal program has begun in the north flank of Shenzi, which includes seismic interpretation and drilling of several wells to be conducted during 2007 and 2008.

On February 1, 2007, the purchase of Genghis Khan by the consortium that owns the Shenzi field (BHP, Repsol YPF and Hess) was closed. The asset will be operated by BHP jointly with Shenzi, and Repsol’s stake in both assets is 28%. The Genghis Khan field was discovered in 2005, and two exploratory wells have been drilled to date. It is estimated that Genghis Khan will begin production in mid-2007. Production will be carried out through the Marco Polo platform for the first few years of production.

Both acquisitions (28% of Shenzi and 28% of Genghis Khan) complement each other strategically from the standpoint of the development of the fields. They are adjacent blocks, and they share the same reservoirs, allowing for cost savings and hydrocarbon exploitation improvements. The Shenzi and Genghis Khan fields comprise one of the greatest discoveries to date in deep waters in the Gulf of Mexico.

The development works for putting the Neptune field into production continue as planned, and production is expected in late 2007. The Neptune consortium is composed of Repsol YPF (15%), BHP Billiton (35% and operator), Marathon Oil Corp. (30%) and Woodside Energy (U.S.) Inc., a subsidiary of Woodside Petroleum Ltd. (20%).

Once these fields come into production, it is estimated that Repsol YPF’s total net production in U.S. waters in the Gulf of Mexico will reach 50,000 barrels/day in three to four years.

Venezuela

In April 2006, the contracts with PDVSA in Venezuela were migrated to Joint Ventures. The Joint Ventures with PDVSA provide for a 60% stake for PDVSA and a 40% stake for Repsol YPF with regard to the Mene Grande and Quiriquire Somero (oil fields), and 40% stake for PDVSA and a 60% stake for Repsol YPF with regard to the Quiriquire Deep (gas fields) as of April 2006. Through these Joint Ventures Repsol YPF managed to maintain the value of the assets of Repsol YPF in Venezuela, firstly, by extending the concessions on Quiriquire and Mene Grande to 20 years and, secondly, by setting a higher selling price for associated gas and international oil prices.

In November 2006 in the Barrancas block (Repsol YPF 100%), the drilling of exploratory well Barrancas-3X began, whose gas objective is similar to that found in the Sipororo structure. In April 2007 the well reached final depth, and a production test will be performed to determine the existence of commercial reserves. The exploratory stage of the Barrancas contract was to expire in August 2006. A first extension was granted until April 2007 and, subsequently, a two month additional extension has been granted. In June 2006, the 171 MW ISO power generating turbine for the Termobarrancas plant arrived in Venezuela. The construction of the power generation plant began in April 2006, under an EPC contract with a consortium including Inelectra and Socoinve (Unión Fenosa). The startup of the plant is expected during the first half of 2007.

2.2.1.4	Other Activities

2.2.1.4.1	Natural Gas Market in Argentina

Repsol YPF sells approximately 30% of its natural gas production to distribution companies, 55% to industrial clients and electric generators and exports the remaining 15%. The exports are principally to Chile and Brazil. The largest part of Repsol YPF’s proved natural gas reserves is located in the Neuquén basin, which is closer than other production basins to the Buenos Aires and Santiago markets.

In 2006, Repsol YPF’s natural gas sales were 58.7 million cubic meters per day, a 3% decrease from 60.5 million cubic meters per day in 2005. Natural gas sales in 2006 and 2005 include export sales volumes to Brazil and Chile, which amounted to 8.6 and 8.7 million cubic meters per day in 2006 and 2005, respectively.

Between 1980 and 2006, natural gas production in Argentina grew from 13,466 million cubic meters to 51,800 million cubic meters, an increase of 284% which represents an annual average rate of 5.1%. This growth was due to the increase in the number of customers in Argentina connected to the distribution systems from 2.5 million to 6.8 million, a higher rate of consumption per client and exports of gas and the installation of gas fired power generation plants (combined cycles).

The currency devaluation from January 2002, was initially accompanied by a freeze on natural gas prices that created very low-end prices for natural gas as compared to alternative fuels. Consequently, demand for these products soared while suppliers did not have any incentive to meet the extremely high growth rates in consumption.

Approximately 76.8% of Repsol YPF’s proved natural gas net reserves in Argentina are located in the Neuquén basin, which is strategically located near the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Because of its proximity to the market, natural gas from this region has a competitive advantage compared to natural gas from other regions. In the past, the capacity of the natural gas pipelines in Argentina proved to be inadequate at times to meet peak-day winter demand, and there is no significant storage capacity in Argentina. During the last 12 years, local pipeline companies have added approximately 57 million cubic meters per day of new capacity. These additions have improved their ability to satisfy peak-day winter demand and directly benefited Repsol YPF.

YPF had a gas supply agreement with Yacimientos Petrolíferos Bolivianos (“YPFB”) with a term ending on December 31, 2006. On June 29, 2006 the Bolivian and Argentine governments executed the Framework Agreement, pursuant to which they agreed that the natural gas imports from Bolivia to Argentina should be managed by ENARSA. The Framework Agreement establishes a 20-year delivery of between 7.7 and 27.7 million cubic meters per day of Bolivian gas to Argentina, which is subject to the construction of the North East Pipeline, with an expected capacity of 20 million cubic meters per day. The agreed upon price is approximately US$ 5/mmbtu, adjusted according to a formula based upon a basket of fuels. The increased cost of the natural gas purchased pursuant to this agreement is currently absorbed by ENARSA, and financed by the Federal Government with the collection of export duties on natural gas. In light of the Framework Agreement, YPF signed a gas supply agreement with ENARSA with a term ending on December 31, 2006. The gas supply agreement with ENARSA was monthly extended until April 2007. On April 25, 2007, YPF accepted the offer made by ENARSA for the sale of natural gas from the Republic of Bolivia until December 31, 2009.

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

•

Lunlunta Carrizal, a project of underground storage facility located in Mendoza, had some technical problems that made this project uneconomic. The assets corresponding to this project have been reduced to their recoverable value.

•	The sale of natural gas to the Methanex Plant (methanol producer) located in Cabo Negro-Punta Arenas in Chile with an annual supply of 2.8 million cubic meters of gas per day in 2006.

•	The supply of approximately 1.3 million cubic meters of gas per day in 2006 to electrical, industrial and distributor companies in the Santiago (Chile) area through the Gas Andes gas pipeline.

•

A 10% interest in the Gasoducto del Pacífico gas pipeline, which is a project that allows Repsol YPF to supply Chile with gas from the Neuquén basin. In 2006, Repsol YPF supplied an average of 1.2 million cubic meters of gas per day through this pipeline.

•

The supply of gas from the northwest basin to companies in the northern part of Chile, through the Gas Atacama and Norandino gas pipeline, which reached an average of 2.1 million cubic meters of gas per day in 2006.

•	The supply in 2006 of an average of 1.3 million cubic meters per day to the thermal power plant of Uruguayana (Brazil).

In July 2006, the Ministry of Economy and Production issued Resolution 534/06, which increased the duty on gas exports to 45% and directed the Customs General Administration to calculate the price of export sales based upon the price (US$5/mmbtu) fixed by the framework agreement between Argentina and Bolivia. Moreover, in October 2006, the Ministry of Economy and Production issued Resolution 776/06, which clarified that the export duties created by Law 25.561, Section 6 apply equally to exports from the Tierra del Fuego province, which, pursuant to Law 19.640, are exempted from export taxes unless another law explicitly eliminates such exemption. YPF has informed its customers that they will be responsible for the export duties imposed by these Resolutions and has explained the reasons supporting its position. Although certain of YPF’s export contracts provide for the transfer of export duties to the buyers, currently some of these buyers pay export duties pursuant to a contractual reservation, as they maintain that their contracts include a “Most Favored Nation” clause, which means that they would have the right to claim the same advantages and privileges as those granted by YPF to other clients that are not required to those charges. Certain of YPF’s export contracts do not provide for the transfer of export duties to the buyer.

YPF is renegotiating some export gas contracts in order to adapt them to the new resolution.

2.2.1.4.2	LNG

Algeria

In 2004, Repsol YPF (60%) and Gas Natural SDG (40%) signed the integrated LNG project Gassi Touil awarded by the Algerian authorities. The project includes exploration, production, liquefaction and LNG marketing in the Gassi Touil Rhourde Nous-Hamra area, located in the eastern part of Algeria. The natural gas liquefaction plant will be constructed in Arzew.

In March 2006, Repsol YPF (48%), Gas Natural (32%) and Sonatrach (20%), as part of the integrated LNG project Gassi Touil, signed an agreement for the establishment of a joint venture, “El Andalus,” which will construct and operate the natural gas liquefaction plant in Arzew. This joint venture company is operational.

The Gassi Touil project is currently under development. In December 2006, the decree determining the procedure, the application conditions and the method for calculating the new tax on extraordinary profits (TPE) was published in Algeria. Repsol YPF and Gas Natural SDG, along with Sonatrach, are reviewing the impact of the new scenario for this project.

Iran

In 2004, Repsol YPF and Shell signed an agreement with the National Iranian Oil Company (NIOC) for the so-called “Persian LNG Project.” The project would be located in Tombak and it is planned to consist of two liquefaction trains of 8.1 million tonnes per year each. The final investment decision (FID) on the liquefaction plant and for the start-up of the exploration and development operations on the project has not yet been made.

In Iran, at the end of January 2007, Repsol YPF and Shell signed a service contract for the possible development of Phases 13 and 14 in the South Pars Field. This marks a step forward and gives sufficient time, with a low level of investments, to take into account, among other things, the political developments in this region before making a final investment decision (FID).

Mexico

In February 2004, Mexican authorities awarded Repsol YPF a site for the construction of a regasification plant in the port of Lázaro Cárdenas, which is located on the Pacific Coast of Mexico. The initial capacity of this plant would be approximately four bcm per year which could potentially be expanded to 10 bcm per year.

The decision to build the Lázaro Cárdenas regasification terminal is subject, for the time being, to the outcome of the Manzanillo project tender process.

The bidding terms for the two tenders for the Manzanillo project (building and operating the regasification plant and supplying LNG) were published in Mexico on June 6, 2006, and the dates set for the LNG supply bid and for the regasification plant construction were January 2007 and March 2007, respectively. However, these bid submission deadlines have been postponed several times. As of May 2007, Repsol YPF is awaiting confirmation of the latest dates for the LNG supply bid and for the regasification terminal. Repsol YPF plans to participate in both tenders.

Peru

On August 1, 2005, the signing of the final agreements with the U.S. oil company Hunt Oil, for the development of the Peru LNG project (in which Repsol YPF obtained a 20% stake) and the Camisea field (in which Repsol YPF obtained a 10% stake in blocks 88 and 56) was announced. The acquisition of the stake in blocks 88 and 56 was approved by the Peruvian government on December 13, 2005, and on December 16, 2005 the contracts between Repsol YPF and the other consortium partners were signed. The project includes the construction and operation of a liquefaction plant in Pampa Melchorita, which is expected to be operational in 2010. The supply of natural gas will come from blocks 88 and 56 and will reach the plant through the Camisea-Lima pipeline.

The agreement provides for the exclusive commercialization by Repsol YPF of the total LNG production that is expected from the liquefaction plant. The purchase agreement reached with Peru LNG will have an 18.5-year term from its effective date.

The agreements also include the acquisition by Repsol YPF of a 10% stake in Transportadora de Gas del Perú S.A. (TGP), a company that transports natural gas from Camisea through the trans-Andean pipeline.

On December 22, 2006, Peru LNG (20% Repsol YPF) made the final investment decision (FID) and signed the EPC (Engineering, Procurement and Construction) contract for the construction of the liquefaction terminal with Chicago Bridge & Iron Company N.V. (CB&I).

On January 22, 2007, Peru LNG issued the Notice to Proceed, thus formalizing the awarding of this construction.

The Camisea integrated LNG project in Peru will strengthen Repsol YPF’s position in the Southern Cone and will open new possibilities for gas exports through the Pacific coast.

Trinidad and Tobago

Repsol YPF holds an interest in Atlantic LNG, a joint venture with, among others, BP and BG plc. Atlantic LNG operates a LNG plant at Point Fortin, with four liquefaction trains in operations at present. This plant commenced production in 1999 with the first liquefaction train (3 mm tonnes of LNG per year), in which Repsol YPF holds a 20% stake. The second and third liquefaction trains, in each of which Repsol YPF holds a 25% stake, started operations in 2002 and 2003, respectively and had a combined installed production capacity of approximately 7 million tonnes of LNG per year . On December 2005, the fourth liquefaction train, in which Repsol YPF holds a 22.2% stake, started operations with a production capacity of 5.2 million tonnes per year. The fourth train increased the total production capacity of the Atlantic LNG plant to 15 million tonnes per year.

On April 8, 2006, the performance test carried out for 3 days on Train 4 was finished. The test, which gave very satisfactory results, was done 3 months ahead of schedule (the date stated in the contract was July 11). It is expected that in the second quarter of 2007, Train 4 at the Atlantic LNG plant will be operating at full capacity.

During the fourth quarter of 2006, the Atlantic LNG plant delivered LNG shipment number 1,000.

United States and Canada

In June 2005, Repsol YPF and Irving Oil Limited signed an agreement to develop the first LNG regasification terminal on Canada’s east coast. The agreement contemplates the creation of a new company, Canaport LNG, which will construct and operate the terminal and will supply natural gas to the markets in the area and the northeastern coast of the United States. The plant, located in Saint John, New Brunswick, Canada, will have a regasification capacity of 10 bcm per year of LNG, with the option to expand to 20 bcm per year. Repsol YPF, which will supply natural gas to the terminal, has a 75% participation in the plant.

The regasification plant is expected to start operating and supplying natural gas to the market at the end of 2008 or the beginning of 2009. Irving Oil will market the LNG regasified at this plant on the Atlantic coast of Canada and Repsol YPF will market it in the rest of Canada and in the United States.

In May 2006, Repsol YPF (75%) and Irving Oil (25%) made the final investment decision (FID) for the Canaport project and the EPC (Engineering, Procurement and Construction) contracts for the onshore facilities were awarded to the Saipem / SNC Lavalin Consortium and the one for the offshore facilities to the Peter Kiewitt / Sandwell Consortium.

In 2006, construction and operation contracts were awarded for the gas pipeline between New Brunswick, Canada, and Maine, United States, which will allow for transporting natural gas to markets in northeastern North America.

The regasification plant in Canaport will meet Repsol YPF’s objective of having a strategic gateway for LNG into premium areas of the North American gas market. This project is going ahead as originally planned.

Transport of LNG

In May 2006, Repsol YPF and Gas Natural SDG, co-owners of Repsol—Gas Natural LNG, S.L., signed an agreement with the ship building company Knutsen for the leasing, under the time charter method, of an LNG tanker with a capacity of 138,000 cubic meters, which both companies will use for the transportation of liquefied natural gas from 2009.

In February 2007, Repsol YPF signed a lease, also under the time charter method, for three new LNG tankers, one with Naviera Elcano and two with Knutsen OAS. The three ships, which will begin to operate in 2010 for the Peru LNG project, will have a nominal capacity of 173,400 cubic meters of LNG each.

These four ships, plus another one currently under construction, will be added to Repsol—Gas Natural LNG, S.L.’s current fleet of 11 ships. From 2010, Repsol—Gas Natural LNG, S.L. will operate a total of 16 methane ships in sizes ranging from 35,000 to 173,400 cubic meters.

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

Refining and Marketing operations contributed 31.4% of the total operating income of Repsol YPF in 2006, and 43.6% in 2005.

Repsol YPF’s Refining and Marketing businesses engage in supply and trading, refining, marketing and transportation of crude oil and petroleum products. Repsol YPF is the leader in the Spanish and Argentine markets, and overall conducts refining activities in four countries and distribution and marketing activities in 12 countries. At December 31, 2006, Repsol YPF’s worldwide refining capacity was 1,233 thousand barrels per day and Repsol YPF’s marketing network consisted of 6,806 retail stations worldwide.

2.2.2.1	Refining

Repsol YPF’s refineries produce a wide range of petroleum products, including automotive and industrial fuels, jet fuels, lubricants, basic petrochemicals, asphalt and coke. As of December 31, 2006, Repsol YPF held interests in 12 refineries (including nine that it operates). Repsol YPF operates five refineries in Spain with a total installed capacity of 740,000 barrels per day and four refineries in Latin America (Argentina and Peru) with a total installed capacity of 421,500 barrels per day.

Repsol YPF is the largest domestic refiner in Spain and holds approximately 57% of the estimated domestic refining capacity in terms of installed capacity in primary distillation as of December 31, 2006.

In Argentina Repsol YPF operates three refineries, which have a total installed capacity of 319,500 barrels per day and account for 51% of Argentina’s refining capacity in terms of effective installed capacity in primary distillation as of December 31, 2006. Repsol YPF is the technical operator of the La Pampilla refinery in Peru in which it has a 51.03% interest.

Additionally, Repsol YPF has interests in one refinery in Argentina and in two refineries in Brazil, which are operated by other companies.

2.2.2.1.1	Installed Capacity, Supply and Production

The following table sets forth the capacities of Repsol YPF’s wholly and partially-owned refineries at December 31, 2006:

	Primary Distillation	Conversion Index (2)	Lubricants
Refining capacity and configuration(1)	(thousand barrels per calendar day)	(%)	(thousand tonnes per year)
Spain
Cartagena	100	—	135
La Coruña	120	65	—
Puertollano	140	70	110
Tarragona	160	47	—
Bilbao	220	32	—

Total Repsol YPF (Spain)	740	43	245

Argentina
La Plata	189	69	255
Luján de Cuyo	106	110	—
Plaza Huincul	25	—	—
Refinor(3)	13	—	—

Total Repsol YPF (Argentina)	333	74	255

Peru
La Pampilla	102	24	—

Brazil
REFAP(4)	54	52	—
Manguinhos(5)	4	14	—
Total Repsol YPF (Brazil)	58	50	—

Total Repsol YPF	1,233	50	500

(1)	Information presented in accordance with Repsol YPF’s consolidation criteria: all refineries reported on a 100% basis, except Refinor (50%), REFAP (30%) and Manguinhos (31.13%).

(2)	Stated as the ratio of fluid catalytic cracking (“FCC”) equivalent capacity to primary distillation capacity.

(3)	Total primary distillation capacity of 26,100 barrels per calendar day.

(4)	Total primary distillation capacity of 180,000 barrels per calendar day.

(5)	Total primary distillation capacity of 14,000 barrels per calendar day.

During 2006, Repsol YPF’s refineries processed 56.1 million tonnes of crude oil, of which 26% was from Repsol YPF’s own production and the remaining crude was purchased either through contracts or in the “spot” markets. In connection with a long-standing relationship with Pemex, Repsol YPF purchases from Pemex an amount of barrels per day which is fixed annually. In 2006, 2005 and 2004, that amount was fixed at approximately 104,000, 108,600 and 108,000 barrels per day, respectively. The 2007 amount has not yet been fixed, but it is estimated at 103,000 barrels per day. A total of 11.9 million tonnes of crude oil and 2.3 million tonnes of intermediate and finished products were bought and resold in 2006.

The following table sets forth the origin of crude oil processed during 2006, 2005 and 2004:

	2006	2005	2004
Middle East	14%	14%	15%
North Africa	13	14	15
West Africa	6	9	7
Latin America	48	46	45
Europe	19	17	18

Total	100%	100%	100%

The following table sets forth Repsol YPF’s refining production figures for its principal products for the periods indicated:

	2006	2005	2004
Feedstock processed(1)(2)
Crude oil	56.1	55.3	54.9
Other feedstock	5.8	5.4	5.2

Total	61.9	60.7	60.1

Refining production(1)(3)
Intermediate distillates	27,529	26,752	26,178
Gasoline	11,783	11,915	11,796
Fuel oil	8,280	8,419	8,224
LPG	1,596	1,646	1,691
Asphalts(4)	1,825	1,619	1,650
Lubricants	444	441	476
Other (except petrochemical)	3,493	3,132	3,220

Total	54,950	53,924	53,235

(1)	Information presented in accordance with Repsol YPF’s consolidation criteria: all refineries reported on a 100% basis, except Refinor (50%), REFAP (30%) and Manguinhos (31.13% for 2006 and 30.71% for 2005 and 2004).

(2)	Millions of tonnes.

(3)	Thousands of tonnes.

(4)	Includes asphalt production of Asfaltos Españoles S.A. (ASESA), a company in which each of Repsol YPF and CEPSA holds 50%. 50% of ASESA’s products are marketed by Repsol YPF.

Spain. Repsol YPF’s refineries in Spain operated at an average capacity of 92.3% in 2006, as compared to 91.3% in 2005 and as compared to an estimated 93.2% for all Spanish refineries in 2006. In 2006, Repsol YPF’s five Spanish refineries refined 34.1 million tonnes of crude oil, which represents approximately 55% of all crude oil refined in Spain. The geographic distribution of Repsol YPF’s refineries and their proximity to the principal Spanish centers of consumption provide significant competitive advantages. Two refineries (at Cartagena and Tarragona) are located on the Mediterranean coast, one (at La Coruña) is located on the northwest coast, the fourth (at Puertollano) is located inland alongside the major pipeline network and the fifth (at Bilbao) is located on the northern coast.

The five refineries owned by Repsol YPF in Spain are undertaking a capital investment program for the purpose of adapting their production schemes to the strict European Union product quality requirements which took effect on January 1, 2005, which establish fuel specifications for 2005 and 2009. Pursuant to this program, a hydrocracking unit in Tarragona started operations in mid-2002, a mild hydrocracking unit in Puertollano started operations in mid-2004, an isomerization unit in Tarragona started operations in March 2005, a FCC naphta desulphurization unit in Bilbao started operations in August 2005, a FCC feedstock hydrotreatment in La Coruña started operations in August 2005, and a middle distillates hydrotreatment in Bilbao started operations in June 2006. See Section 2.3 “Environmental Matters.”

At December 31, 2006, Repsol YPF had storage facilities with 30.2 million barrels of crude capacity and 45.6 million barrels of refined product capacity.

The Spanish government requires that entities involved in the production or distribution of petroleum products in Spain maintain minimum levels of reserves of those products. Under legislation enacted in 1994, Corporación de Reservas Estratégicas (CORES) was created by the Spanish government to establish, manage and maintain levels of strategic reserves of crude oil and petroleum products. In 2006, 309,047 tonnes of products were sold to CORES. Repsol YPF complies in all material respects with current regulations relating to CORES.

Argentina. Since June 23, 1999, Repsol YPF, through YPF, has owned and operated the refineries of La Plata, Luján de Cuyo and Plaza Huincul. In 2006 YPF’s refineries in Argentina operated at an average capacity of 98.4% compared to 94.4% in 2005.

With an installed capacity of 189,000 barrels per day the La Plata refinery has the largest refining capacity in Argentina. It is located 60 km from Buenos Aires and is equipped with three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel hydrofinishing unit, an isomerization unit and a lubricants unit. In December 2006, La Plata refinery was audited by international insurance companies, and received an “above average” rating.

The Luján de Cuyo refinery has an installed capacity of 105,500 barrels per day. It is located in the Province of Mendoza and supplies the central region of Argentina through the Luján de Cuyo-San Lorenzo pipeline. It also supplies products to the eastern region of the country for export and to the northern part of the Province of Buenos Aires. This refinery is equipped with two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, an MTBE unit, an isomerization unit, an alkylation unit, and hydrocracking and hydrotreating units. In May 2005, the Lujan de Cuyo Refinery was audited by international insurance companies, achieving a “better than average” rating.

Plaza Huincul refinery is located in the Province of Neuquén and has a capacity of 25,000 barrels per day. In December 2006, Plaza Huincul Refinery was audited by international insurance companies, and received a “good to very good” rating.

YPF also has a 50% participation in the Refinor refinery, which is in the Province of Salta.

In 2006, total crude oil processed in Argentina amounted to 15.9 million tonnes.

Peru. La Pampilla, which is located 25 km north of Lima, has a total refining capacity of approximately 102,000 barrels per day and, according to Repsol YPF’s estimates, accounted for more than 50% of Peru’s refining capacity at December 31, 2006. In 2006, La Pampilla operated at an average capacity of 75.7%, as compared to 79.5% in 2005. La Pampilla benefits from its proximity to Lima, which Repsol YPF estimates to represent more than 50% of Peru’s demand for oil, and from the long distance to alternative sources of supply the Gulf of Mexico. During 2006, the La Pampilla refinery processed 3.96 million tonnes of crude oil.

Repsol YPF undertook several projects aimed at increasing the conversion capacity of the La Pampilla refinery. In 2002, the revamping of the existing vacuum and FCC units was completed. A new vacuum unit has been constructed and began operating in February 2005. A new visbreaker unit was started up in April 2005. These new units have resulted in the decrease in the output of fuel oil and a corresponding increase in light refined products of higher added-value.

Brazil. Repsol YPF has a 31.13% interest in the refinery at Manguinhos in Río de Janeiro and a 30% interest in the REFAP refinery in southern Brazil. The interest in the REFAP refinery was acquired by Repsol YPF pursuant to a swap agreement with Petrobras in 2001.

2.2.2.1.2	Sales and Distribution

The following table sets forth the sales of petroleum products broken down by product and markets. (This table does not include LPG sales to Repsol YPF’s related distribution companies. See “—Operations—Refining and Marketing—LPG.”)

	2006	2005	2004	06 vs 05	05 vs 04
	(thousand tonnes) (1)(2)(3)
Sales in Spain	34,297	33,631	33,028	2.0%	1.8%
- Own marketing	21,490	21,628	21,325	(0.6)	1.4
- Light products	17,380	17,193	17,127	1.1	0.4
- Other products	4,110	4,435	4,198	(7.3)	5.6
-Other Sales in Domestic Market	7,408	7,277	6,810	1.8	6.9
- Light products	5,237	5,381	4,964	(2.7)	8.4
- Other products	2,171	1,896	1,846	14.5	2.7
-Exports	5,399	4,726	4,893	14.2	(3.4)
- Light products	1,979	1,684	1,609	17.5	4.7
- Other products	3,420	3,042	3,284	12.4	(7.4)
Sales in ABB	15,924	15,815	15,073	0.7	4.9
- Own marketing	10,491	9,502	8,172	10.4	16.3
- Light products	8,462	7,692	6,640	10.0	15.8
- Other products	2,029	1,810	1,532	12.1	18.1
-Other Sales in Domestic Market	2,539	2,644	2,796	(4.0)	(5.4)
- Light products	1,854	1,709	1,948	8.5	(12.3)
- Other products(4)	685	935	848	(26.7)	10.3
- Exports	2,894	3,669	4,105	(21.1)	(10.6)
- Light products	1,512	2,236	2,427	(32.4)	(7.9)
- Other products(4)	1,382	1,433	1,678	(3.6)	(14.6)
Sales in rest of the world	8,511	8,494	6,867	0.2	23.7
- Own marketing	5,687	5,313	4,043	7.0	31.4
- Light products	4,971	4,633	3,234	7.3	43.3
- Other products	716	680	809	5.3	(15.9)
- Other Sales in Domestic Market	1,346	1,560	1,969	(13.7)	(20.8)
- Light products	1,058	1,203	1,594	(12.1)	(24.5)
- Other products	288	357	375	(19.3)	(4.8)
- Exports	1,478	1,621	855	(8.8)	89.6
- Light products	431	475	70	(9.3)	578.6
- Other products	1,047	1,146	785	(8.6)	46.0
Total Sales	58,732	57,940	54,968	1.4	5.4
-Own marketing	37,668	36,443	33,540	3.4	8.7
- Light products	30,813	29,518	27,001	4.4	9.3
- Other products	6,855	6,925	6,539	(1.0)	5.9
-Other Sales in Domestic Market	11,293	11,481	11,575	(1.6)	(0.8)
- Light products	8,149	8,293	8,506	(1.7)	(2.5)
- Other products	3,144	3,188	3,069	(1.4)	3.9
- Exports	9,771	10,016	9,853	(2.4)	1.7
- Light products	3,922	4,395	4,106	(10.8)	7.0
- Other products	5,849	5,621	5,747	4.1	(2.2)

(1)	Information includes 50% of Refinor refinery (Argentina), 30% of REFAP refinery (Brazil), 31.13% of Manguinhos refinery (Brazil) for 2006 and 30.71% of Manguinhos refinery (Brazil) for 2005 and 2004.

(2)	Other Sales in Domestic Market: includes sales to operators and bunker.

(3)	Exports: Expressed from the country of origin.

(4)	In 2004 and 2005, LPG wholesales sales in Argentina are included in these items. From 2006, these sales are excluded. See “—Information on Repsol YPF—Operations—LPG.”

2.2.2.1.3	Transport of Crude Oil and Distribution of Petroleum Products

Repsol YPF in Spain distributes the larger part of light products through CLH (Compañía Logística de Hidrocarburos S.A.) facilities.

CLH is the principal transporter of petroleum products in Spain. At December 31, 2006, CLH’s transportation network consisted of 3,483 km of refined product pipelines, two tankers and 20 trucks. CLH also owns 39 storage sites (all of them connected to the multiple pipeline network with the exception of Gijón, Motril and the four storage sites located in the Balearic Islands) and 28 distribution facilities in airports, which in the aggregate represent a capacity of approximately 6.5 million cubic meters.

Since March 2003, in accordance with Royal Decree Law 6/2000, Repsol YPF’s participation in CLH is 25% (5.33% indirectly held through its affiliate Petronor) and, combined with the stakes of the other entities with refining capabilities in Spain, is 45%. See “—Regulation of the Petroleum Industry—Spain Oil and Petroleum Derivatives—Liquid Hydrocarbons.”

Crude oil is transported from Cartagena to Puertollano through a 358 km crude oil pipeline. This crude oil pipeline started operations in 2000 and replaced the Málaga-Puertollano crude oil pipeline, both of which are owned by Repsol YPF.

Repsol YPF owns two crude oil pipelines in Argentina. One of the pipelines connects Puesto Hernández to the Luján de Cuyo refinery (528 km) and the other pipeline connects Puerto Rosales to the La Plata refinery (585 km) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (52 km). Repsol YPF also owns a plant for the storage and distribution of crude oil in Formosa with an operating capacity of 19,000 cubic meters and two tanks in the city of Berisso in the Province of Buenos Aires with a capacity of 60,000 cubic meters. Repsol YPF owns 37% of Oleoductos de Valle, S.A., which is the operator of 888 km of pipelines and whose main pipeline is a double 513 km pipeline that connects the Neuquén basin and Puerto Rosales. At December 31, 2006, Repsol YPF had an 18% interest in the 428 km Transandean pipeline, which transports crude oil from Argentina to Concepción in Chile. This pipeline has stopped operations on December 29, 2005. Repsol YPF also owns 33.15% of Termap, which is the operator of two storage and port facilities: Caleta Córdova (in the Province of Chubut), which has a capacity of 314,000 cubic meters, and Caleta Olivia (in the Province of Santa Cruz), which has a capacity of 246,000 cubic meters. Finally, Repsol YPF has a 30% interest in Oiltanking Ebytem, S.A., which is the operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connects the Repsol YPF Puerto Rosales—La Plata crude oil pipeline from Brandsen, which has a capacity of 60,000 cubic meters, to the ESSO refinery in Campana (168 km) in the Province of Buenos Aires.

In Argentina, Repsol YPF also operates a network of multiple pipelines for the transportation of refined products with a total length of 1,801 km and owns 16 plants for the storage and distribution of refined products with an approximate operating capacity of 983,620 cubic meters. Three of these plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of these plants have maritime or fluvial connections. Repsol YPF operates 53 airplane refueling facilities, 40 of which it owns and which have a capacity of 24,000 cubic meters, and owns 27 trucks, 112 suppliers and 16 dispensers.

In Chile, Repsol YPF leases a total storage capacity of approximately 63,000 cubic meters to Oxiquim and ENAP, in Quintero, Coronel, Maipú and Linares. Repsol YPF also owns storage capacity of 900 cubic meters in Lautaro.

In Peru, Repsol YPF has a total leased capacity of approximately 110,000 cubic meters.

At December 31, 2006, Repsol YPF had leased time charter ship tankers for the transport of crude oil and/or oil products for a total combined capacity of 978,126 cubic meters, 73% of which was for the transport of crude oil and 27% of which was for the transport of oil products.

In 2006, Repsol YPF signed a new time charter contract for an oil product tanker for an additional capacity of 20,000 m3, for delivery in 2007 as a replacement of one of the ships whose contract expired on January 15, 2007.

Additionally, Repsol YPF committed the construction of three new ships to be delivered in the second half of 2008 in Argentina under five year time charter contracts. These new ships will replace the ones currently employed for oil product logistics in Argentina by YPF S.A.

2.2.2.2	Marketing

Repsol YPF’s points of sale (service stations and gas pumps) as of December 31, 2006 were as follows:

Marketing operations	Controlled by Repsol YPF(1)	Flagged(2)	Total
Spain	2,823	783	3,606
Argentina(3)	196	1,573	1,769
Peru	122	100	222
Ecuador	50	71	121
Chile	171	37	208
Brazil	35	317	352
Portugal	253	180	433
Italy	44	51	95

Total	3,694	3,112	6,806

(1)	Owned by Repsol YPF or controlled by Repsol YPF under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.

(2)	The term “flagged” refers to service stations owned by third parties with which Repsol YPF has signed a reflagging contract that provides Repsol YPF with the rights (i) to become such service stations’ exclusive supplier and (ii) to brand the service station with its brand name. The average contract term is five years in Spain and eight years in Argentina.

(3)	Includes 50% of Refinor service stations.

The number of service stations at December 31, 2006 decreased to 6,806 service stations from 6,853 service stations at December 31, 2005 mainly as a result of the termination of agreements with flagged service stations and the closure of less profitable points of sale.

Spain. Repsol YPF’s marketing strategy in Spain is to keep its market share in sales through service stations.

Repsol YPF’s strategy also includes increasing its margins through sales of products other than gas, increasing the loyalty of its customers and retaining the Campsa, Petronor and Repsol brand names, thereby differentiating its products in Spain by positioning each brand individually.

Repsol YPF sells gasoline to the public in Spain under the Repsol, Campsa y Petronor brand names with the following distribution at December 31, 2006:

Points of sale by brand	Points of sale
CAMPSA	1,460
Repsol	1,776
Petronor	345
No brand	25

Total	3,606

At December 31, 2006, Repsol YPF had “strong links” with 2,823 of its points of sale (of which 951 were operated by Repsol YPF in Spain), which represent 78% of its points of sale and reflect the high degree of connection within Repsol YPF’s point of sales network. The remaining 22% of Repsol YPF’s points of sale were flagged. Repsol YPF operates 26% of its total points of sale in Spain. The sales of its own chain account for 30.8% of the total sales of the service station chains.

Repsol YPF supplies oil products not only through its own sales network but also through other operators. Repsol YPF believes that its network of refineries in Spain positions it to be a competitive supplier of oil products to other operators.

The Spanish market for petroleum products is a mature market. In order to maintain its market share and profitability, Repsol YPF offers higher value-added products and services, the most important of which are the following: Gasoleo de Automoción “e+” and “e+10,” the Repsol Supercor Service Stations (which Repsol YPF operates jointly with El Corte Inglés, which is Spain’s largest department store), the Repsol YPF VISA card and Solred Card.

The Repsol Supercor service stations sell a wide variety of consumer goods in addition to gasoline. At December 31, 2006, 34 stations which are located principally in Madrid, Barcelona and Málaga are operated under this brand name.

Repsol YPF believes that, as of December 31, 2006, its competitors in Spain with local refining capacity (Cepsa, Elf and B.P. Oil España) had links with approximately 25.6% of the points of sale in the Spanish market. Repsol YPF estimates that, as of December 31, 2006, approximately 3,171 service stations were owned or flagged by companies that do not own refineries in Spain, as compared to 3,089 at December 31, 2005 and 2,945 at December 31, 2004.

Royal Decree Law 6/2000 established a requirement to inform the Ministry of Economy of the current sale prices at the service station’s network and a prohibition on opening new points of sale for a period of five years for wholesale distributors with a market share greater than 30% (three years in the case of wholesale distributors with a market share between 15% and 30%). Repsol YPF’s service stations currently represent 39.6% of the total number of service stations in Spain. After the prohibition established by Royal Decree has expired in June 2005, Repsol YPF continues to focus on improving the quality of its chain. The measures set forth in Royal Decree Law 6/2000 also facilitate the installation of new service stations in large commercial establishments.

Argentina. Repsol YPF’s presence in Argentina consists of 1,769 service stations, of which 1,731 are YPF-branded, and the remainder are Refinor-branded service stations co-owned by Repsol YPF and Refinor (through YPF’s 50% participation in Refinor). OPESSA (a 100% subsidiary of Repsol YPF) operates 167 service stations.

Repsol YPF estimates that, as of December 31, 2006, YPF’s points of sale accounted for 31.1% of the Argentine market. In Argentina, Shell, Petrobras and Esso are Repsol YPF’s main competitors and own approximately 14.5%, 13.1% and 9.4%, respectively, of the points of sale in Argentina.

Portugal. In 2004 the acquisition of Shell’s chain of service stations in Portugal, which consisted of 303 points of sale of which 42 are company-owned and operated increased Repsol YPF’s points of sale in Portugal. As of December 31, 2006, Repsol YPF had 433 points of sale in Portugal (253 owned, 180 flagged), 82 of which were directly operated through GESPOST, a wholly-owned subsidiary of Repsol Portugal. This represents approximately 20.8% of all points of sale in the market as at December 31, 2006 (the APETRO share does not include blank service stations or hypermarkets).

Brazil. Repsol YPF Brazil’s network as of December 31, 2006 consisted of 352 points of sale (including those swapped with Petrobras), 35 of which were directly operated by Operadora de Postos (a 100% subsidiary of Repsol YPF Brazil).

Peru. In June 2006, Refinería La Pampilla S.A (in which Repsol YPF holds a 51% stake and for which Repsol YPF operates its refinery) took a 100% stake in Recosac (Repsol YPF’s marketing subsidiary in Perú and wholly owned by Repsol YPF) and entered into an agreement with Mobil Oil Perú SRL to acquire its service stations network and Industry & Wholesales (I&W) business. Through this deal Refinería La Pampilla S.A. became the largest operator in the country, both in retail and direct sales, with a 39% market share as of October 2006, when the integration became effective. As of December 31, 2006, the service station network had 222 outlets, 60 of which were previously owned by Mobil.

Other Petroleum Markets. Repsol YPF also sells petroleum products to the industrial, marine and aviation markets. Products sold in these markets include diesel fuel, kerosene, fuel oil, lubricants, asphalt, petroleum coke and other derivative products.

2.2.2.3	LPG

Sales of LPG during the last three years by region and type of product were as follows:

	2006	2005	2004
	(thousand tonnes)
Sales volume of LPG
Spain	1,680	1,921	1,955
Argentina(1)	795	314	310
Rest of Latin America	1,023	918	863
Bolivia	156	149	151
Chile	168	165	161
Peru	328	254	234
Ecuador	361	344	315
Others(2)	10	6	2
Rest of the World	227	189	89
Total	3,725	3,342	3,217
Sales volume of LPG
Bottled	2,039	2,110	2,199
Bulk, pipeline and others(3)	1,686	1,232	1,018

Total	3,725	3,342	3,217

(1)	The 2004 and 2005 sales pertain to retail sales. Since 2006, wholesale sales in Argentina began to be reported under LPG. Retail sales in 2006 reached 317 thousand tonnes.

(2)	Brazil.

(3)	Includes sales to the autogas market, petrochemical, LPG operators and others.

Spain. Repsol YPF’s LPG distribution activities are conducted by Repsol Butano, which has been distributing LPG to Spanish households and industrial users for almost 50 years and is currently the largest wholesaler and retailer of LPG in Spain, with a market share of 79.9% as of December 31, 2006.

Repsol Butano supplies bottled LPG to more than 10 million customers in Spain covering the entire Spanish market, except for the Canary Islands. While the vast majority of its sales of bottled LPG are to the household market, it also sells LPG in bulk form to industrial, commercial and household customers for use as a fuel.

Bottled LPG is used almost exclusively as a household fuel for cooking, water heaters and, in some cases, heating. LPG sales have fallen by 12.5%, in line with the drop in the market for bottled LPG. Similar drops have been experienced in the bulk and piped sectors. Bottled LPG accounted for 59.9% of Repsol Butano’s total sales volume in 2006.

Approximately 32.7% of Repsol Butano’s sales in 2006 consisted of bulk LPG. Bulk LPG is used as fuel in the agricultural, industrial and household markets and for transportation. Repsol Butano sells most bulk LPG directly to end users. Bulk LPG is used as an industrial fuel for industrial ovens and heating in the farming industry. Bulk LPG is used in the household market, particularly in multiple unit dwellings, for the same uses as bottled LPG. Most bulk LPG is delivered by tanker trucks. Repsol Butano, however, distributes LPG via pipelines connected to industrial and household users and believes that such distribution may be an important intermediate step between the bottled LPG market and the natural gas market in the future.

Repsol Butano sold 1.68 million tonnes of LPG in 2006, as compared to 1.92 million tonnes in 2005 and 1.96 million tonnes in 2004. In 2006, approximately 55.5% of Repsol Butano’s supply of raw material was obtained from Spanish refineries, of which 34.8% came from refineries affiliated to Repsol YPF and the remaining 20.7% from Cepsa and BP, and the remainder was purchased from sources located in the North Sea, Saudi Arabia and Algeria.

LPG bottling takes place at Repsol Butano’s 19 plants located throughout Spain. After LPG is bottled at a plant, it is delivered to Repsol Butano’s network of approximately 647 bottled gas distribution agents. The distribution agents deliver LPG to retail customers at home. Repsol Butano has approximately 32 million bottles for storage and delivery of LPG in circulation.

As a result of the sales decline, Repsol Butano is studying an adjustment of the number of plants on the market with the view of optimizing the network. In light of the preliminary results of the study, we expect to close several plants during the 2007-2010 period.

Argentina.

Repsol YPF operates in the Argentine LPG wholesale market through YPF, S.A. (mainly wholesale) and in the Argentine retail market through Repsol YPF Gas, S.A. (retail sales). Repsol YPF’s share of the retail market in late 2006 reached 34.2%.

In the retail segment, Repsol YPF holds a 85% interest in Repsol YPF Gas S.A. through Repsol Butano. S.A. Pluspetrol holds the remaining 15%. Repsol YPF markets 39.9% of its total LPG sales to packaged, bulk and piping network end users, making the rest of the sales on the wholesale market to other distributors of bottled or bulk LPG and the foreign market. LPG sales can be broken down by market as follows:

Sales Capacity
(thousand tonnes)
Domestic market
Retail	317
Wholesale	146
Others	15
Foreign market/exports
Exports	318

Total Sales	795

The LPG division buys LPG from natural gas processing plants and, from its refineries and petrochemical plants, it also buys LPG from third parties.

Portugal.

Repsol YPF has been present in the Portuguese LPG market since 1993 and at the beginning supplied the market from Repsol Butano plants in Spain.

On December 9, 2004, Repsol YPF reached an agreement with Shell Petroleum Company for the acquisition of Shell Gas (LPG) S.A. in Portugal. On March 3, 2005, the competition authorities in Europe unconditionally cleared Repsol Butano’s acquisition of LPG Shell in Portugal. Repsol YPF took control of the company, which was named Repsol Butano Portugal, on April 1, 2005.

Sales in 2006 in Portugal reached 172 thousand tonnes, similar to the sales of 179 thousand tonnes (including the first quarter of Shell Gas) in 2005.

Other Markets:

In Bolivia, Chile, Peru, Ecuador and Brazil, we generated consolidated sales of 1,023 thousand tonnes in 2006.

In December 2004, participation in the EIIL (Energy Infrastructure India Ltd.) project was begun with the intention of starting to supply LPG in India. Since the market conditions foreseen at the beginning of the project, i.e. the disappearance of product subsidies and of the price regulation system, did not come to pass throughout 2005 and 2006, Repsol YPF decided to abandon the project in December 2006 by withdrawing as a shareholder of EIBA. Throughout 2006, sales of 2 thousand tonnes were achieved.

In the other two markets where Repsol YPF markets LPG, France and Morocco, we generated consolidated sales of 53 thousand tonnes in 2006.

2.2.3	Chemicals

In 2006, the Chemicals business generated 6% of the consolidated operating income, as compared to a 5% contribution to consolidated operating income in 2005.

Repsol YPF produces, distributes and directly markets petrochemical products principally in Europe and the Mercosur region. Repsol YPF leads the Spanish market in basic and derivative petrochemical products, polymers and intermediate products. Repsol YPF’s most significant production facilities are located in Spain (the Puertollano and Tarragona complexes), Portugal (the Sines complex) and Argentina (the Ensenada, Plaza

Huincul and Bahía Blanca complexes). Most of these units are in the same industrial complexes as Repsol YPF’s refineries, which allows for a high degree of integration between both businesses.

Additionally, Repsol YPF also produces rubber, styrene derivatives, PMMA (polymethyl methacrylate), fine chemicals and urea/ammonia.

The following table shows the production capacity for the main products of basic and derivative petrochemicals at December 31, 2006.

	Europe	Latin America
	(thousand tonnes)
Production capacity
Basic petrochemicals
Ethylene	1,320	—
Propylene	847	175
Butadiene	202	—
Benzene	275	—
Derivative petrochemicals
Polyolefins
Polyethylene(1)	875	—
Polypropylene	520	—
Intermediate Products
Propylene oxide, Polyols, Glycols and Styrene Monomer	995	—
Acrylonitrile/MMA	166	—
Rubber	54	50
Others(2)	81	—
Industrial Products
BTX (Benzene, Toluene, Mixed Xylenes)	—	244
Ortho/Paraxylene	—	63
Ammonia/Urea	—	933
Methanol	—	411
Others(3)	—	285

(1)	Includes EVA (ethylene vinyl acetate) copolymers.

(2)	Includes styrene derivatives, PMMA (polymethyl methacrylate) and fine chemicals.

(3)	Includes oxo-alcohols, maleic anhydride, solvents, cyclohexane, LAB (lineal alkyl benzene), linear alkyl benzene sulphonate, PIB (polyisobutylene) and others.

The table below presents Repsol YPF’s sales volume in 2006, 2005 and 2004 of petrochemical products:

	2006	2005	2004
	(thousand tonnes)
Petrochemical sales by type of product
Basic petrochemicals	936	979	420
Derivative petrochemicals	3,842	3,665	3,684

Total	4,778	4,644	4,104

Petrochemical sales by region
Spain	1,560	1,481	1,342
ABB	1,067	1,102	909
Rest of the World	2,151	2,061	1,853

Total	4,778	4,644	4,104

2.2.3.1	Basic Petrochemicals

Repsol YPF’s basic petrochemical production is focused on obtaining olefins and aromatics and has an annual capacity of 1,320 thousand tonnes of ethylene in olefins and 519 thousand tonnes of aromatics.

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

Repsol YPF’s sales of basic petrochemicals products in 2006 were 936 thousand tonnes, lower than sales in 2005 due to the scheduled turnaround at the Sines complex in 2006, in order to increase the cracker capacity (60 thousand tonnes of ethylene per year). Accordingly, 286 thousand tonnes were sold in Spain, 183 thousand tonnes were sold in Argentina, Bolivia and Brazil and 467 thousand tonnes were sold in other markets.

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

Derivative petrochemical products sales in 2006 were 3,842 thousand tonnes, of which 1,275 thousand tonnes were sold in Spain, 884 thousand tonnes in ABB and 1,684 thousand tonnes in other markets.

Investments in 2006 in Basic as well as Derivative Petrochemicals have been principally directed to promote our growth strategy and include the expansion of the capacity of the propylene oxide/styrene plant in Tarragona, the construction of a benzene production unit at Tarragona that will come onstream during 2007 with a capacity of 190 thousand tonnes, as well as the increases in the capacities of the cracker and the high density polyethylene plants in the Sines complex. In addition, investments have been made to improve our existing units, achieve minor capacity increases, improve product quality and improve safety and environmental standards.

In 2004, Repsol YPF started an investment project to expand the capacity of the propylene oxide/styrene and derivative complex in Tarragona by 33%. This project has been completed at the end of 2006 and the increase of capacity will be effective during 2007.

On October 31, 2006, the sale of the ABS/SAN business of the affiliated company Polidux, that produces and markets styrene derivatives and propylene compounds, to BASF AG became effective. This implies a cessation of marketing by Polidux as of October 31, 2006 and of manufacturing of the aforementioned products at the Polidux facilities as of March 31, 2007.

2.2.4	Gas and Electricity

Gas and Electricity activities contributed 7.9% to Repsol YPF’s operating income in 2006 and 6.3% in 2005.

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

The downstream business of Gas and Electricity (including electricity generation and natural gas distribution) is integrated under Gas Natural whereas the upstream business of Gas and Electricity is operated through Repsol YPF.

Prior to May 2002, Repsol YPF had a 47.04% stake in Gas Natural and consolidated this interest using the full consolidation method. In May 2002, Repsol YPF sold 23% of Gas Natural. Since the date of that sale, Repsol YPF has consolidated its remaining interest in Gas Natural by the proportional integration method. See “—Natural Gas—Spain.”

In connection with the sale of 23% of Gas Natural, Repsol YPF and La Caixa d’Estalvis i Pensions de Barcelona amended their Agreement, dated January 11, 2000, with respect to Gas Natural through the execution of a Novation Agreement, further amended through the execution of two Addenda to the Novation Agreement, dated December 16, 2002 and June 20, 2003. See Section 8.5 “Additional Information—Material Contracts” for a discussion of the most significant aspects of these agreements with La Caixa. In March 2004, Repsol YPF increased its holding in Gas Natural to 30.85%.

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

The initial term of this collaboration agreement is 10 years.

2.2.4.1	Natural Gas

The table below shows Repsol YPF’s natural gas sales volumes by region in the last three years.

	2006	2005	2004
	(billions of cubic meters)
Natural gas sales by region(1)
Spain	23.11	23.36	20.99
America	9.19	8.59	7.92
Rest of the World	3.90	4.16	3.94

Total	36.20	36.11	32.85

(1)	Table includes 100% of sales volumes reported by Gas Natural, although Repsol YPF owned 30.85% of Gas Natural at December 31, 2006, 2005 and 2004 and accounts for it using the proportional integration method under IFRS because, since January 1, 2002, Gas Natural reports 100% of the natural gas sales volumes of each of its consolidated subsidiaries, regardless of Gas Natural’s stake in such subsidiaries.

Argentina

Repsol YPF participates in the distribution of natural gas in Buenos Aires through Metrogas (a subsidiary of YPF) and Gas Natural BAN (a subsidiary of Gas Natural), which are two of the largest natural gas distributors in Argentina. Metrogas is accounted for under the equity method.

Gas Natural through Gas Natural BAN, one of the main natural gas distributors in Argentina, distributes natural gas in northern Buenos Aires. In 2006, Gas Natural BAN sold approximately 2.61 billion cubic meters of natural gas to 1.3 million customers in Buenos Aires.

Repsol YPF currently holds through its subsidiary YPF Inversora Energética, S.A. a 45.3% stake in Gas Argentino (“GASA”), which in turn holds a 70% stake in Metrogas, which is a natural gas distributor in southern Buenos Aires and one of the main distributors in Argentina. During 2006, Metrogas distributed approximately 7.90 billion cubic meters of natural gas to 2.0 million customers.

The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. Thus the decision was made on March 25, 2002 to suspend payment of principal and interest on its entire financial debt. From then on, Metrogas’ management has focused on an efficient and rational use of its cash flow in order to be able to comply with all of the legal requirements agreed with the Argentine government with respect to its services. After negotiating a restructuring of the outstanding debt with its creditors, GASA has reached and executed on December 7, 2005 an agreement (the Master Restructuring Agreement or MRA) with its creditors, by which they would exchange debt for equity in GASA and/or Metrogas. After this exchange, YPF Inversora Energética will hold a 31.7% stake in GASA. The agreement has been presented to the Argentine entities CNDC and ENARGAS and is subject to their approval as condition precedent to the closing of the MRA. The MRA included a creditors’ option to terminate the agreement if the closing of the debt restructuring had not occurred by December 7, 2006. Since the CNDC and the ENARGAS approvals have not been obtained yet, the closing is still pending but to date the creditors have not communicated their intention to terminate the MRA.

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

Brazil

In Brazil, Gas Natural distributes natural gas in the metropolitan area and throughout the state of Rio de Janeiro and in the state of São Paulo. In 2006, it sold approximately 3.89 billion cubic meters of natural gas to 0.8 million customers.

Colombia

Through Gas Natural ESP, Gas Natural distributes natural gas in the capital of Colombia, Santa Fe de Bogotá, in the eastern region of Colombia and in the Cundi-Boyacensean area, which is located northeast of

Bogotá. In 2006, Gas Natural sold in Colombia approximately 1.17 billion cubic meters of natural gas to 1.7 million customers.

Mexico

Gas Natural México distributes natural gas in Monterrey in the cities of Toluca, Nuevo Laredo and Saltillo in the state of Guanajuato, in the El Bajío Norte region, which includes the states of Aguascalientes, Zacatecas and San Luis de Potosí and in Mexico City. In 2006, Gas Natural México sold approximately 1.52 billion cubic meters of natural gas to 1.1 million customers.

Spain

Gas Natural, in which Repsol YPF has a 30.85% interest, is Spain’s largest natural gas distributor in terms of revenues and volume. See “—Operations—Gas and Electricity.” Gas Natural’s main activity is the distribution of natural gas to the residential and commercial sector as well as the industrial and electricity sectors. It supplies natural gas to Madrid and Barcelona and, through its holdings in 10 regional distributors, to nearly all of Spain. Repsol YPF estimates that Gas Natural has an approximate market share of 53% of the Spanish market as of December 31, 2006.

Enagas owns most of the gas transportation and storage infrastructure in Spain. As of December 31, 2006, Gas Natural’s interest in Enagas was 5%.

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

In 2006, Gas Natural sold approximately 23.11 billion cubic meters of natural gas to 5.4 million customers in Spain, as compared to 23.36 billion cubic meters to 5.1 million customers in 2005 and 20.99 billion cubic meters to 4.8 million customers in 2004.

Gas Natural purchases its gas supplies mainly through take-or-pay purchase contracts for LNG with producers in Algeria, Libya, Trinidad and Tobago, Nigeria and the Middle East. It also purchases natural gas from Algerian, Norwegian and Spanish fields.

Gas Natural is a party to a 25-year contract to purchase natural gas from Sonatrach, which is the Algerian state oil and gas company, at prices related to market prices from 2000 through 2020. Such purchases are made principally on a take-or-pay basis. Gas Natural has also entered into a long-term contract with a Norwegian company for the supply of piped gas from the North Sea fields of Troll via Belgium and France through the Lacq-Calahorra pipeline. This contract expires in 2030.

Gas Natural has also entered into long-term contracts to acquire LNG from sources in Nigeria, Trinidad and Tobago and the Middle East.

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

The capacity of the Maghreb-Europe pipeline, which extends 540 km in Morocco and 45 km under the Straits of Gibraltar to connect with the Spanish natural gas pipeline system is approximately 11.7 billion cubic meters per year. This pipeline constitutes a significant element in Repsol YPF’s natural gas supply strategy, because it secures a significant supply of gas at reduced transportation costs.

Puerto Rico

Gas Natural owns 47.5% of EcoEléctrica and 50% of the voting rights in this company, exclusive natural gas supply rights to the Eco Eléctrica plant as well as a fuels operating and management agreement. This plant has a 540 MW combined-cycle generation plant and a regasification plant with a regasification capacity of 160,000 cubic meters per hour.

Italy

In 2006, Gas Natural sold approximately 0.83 billion cubic meters of natural gas to 0.3 million customers in Italy.

2.2.4.2	Electricity

Spain

Repsol YPF has a total installed capacity in cogeneration plants of 595 MW:

•	Repsol YPF has three co-generation facilities in Tarragona, La Coruña and Gajano (Santander) with a total capacity of 175 MW.

•	A co-generation facility, with 90 MW of capacity, at the petrochemical facilities in Tarragona.

•	330 MW at the refineries and petrochemical centers of Repsol YPF in Spain.

Repsol YPF also participates in three combined cycle power stations with an aggregate installed capacity of 3,600 MW:

•

Bahía de Bizkaia Electricidad, S.L. (BBE), where Repsol YPF has a 25% stake, is an 800 MW combined cycle plant (CCGT) in the port of Bilbao. Adjacent to this power plant is a regasification facility, Bahía de Bizkaia Gas, S.L. (BBG), in which Repsol YPF has a 25% interest.

•

Through its interest in Gas Natural, San Roque and Sant Adriá del Besós, Repsol YPF participates in two 400 MW combined cycle plants (CCGT), located in Cádiz and Barcelona. Similarly through Gas Natural, in 2005 an 800 MW CCGT in La Rioja and a 1,200 MW CCGT in Cartagena commenced operations. In Tarragona an 800 MW CCGT and in Málaga a 400 MW CCGT are under construction.

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

In 2006, these plants generated approximately 9,441 GWh in the aggregate.

Repsol YPF also operates power plants, which are supplied with natural gas produced by Repsol YPF, that produce power for use by Repsol YPF in other business units:

•	Los Perales power plant (74 MW), which is located in the Los Perales natural gas field,

•	Chihuido de la Sierra Negra power plant (40 MW), and

•	The power plant located at the Plaza Huincul refinery (40 MW).

2.3	Environmental Matters

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

Environmental factors are an important consideration in the planning, designing and operating of all Repsol YPF’s facilities. To ensure that Repsol YPF complies with all pertinent environmental principles, Repsol YPF created an Environmental Management System (EMS) in 1996. The Repsol YPF Executive Committee formulates Repsol YPF’s environmental policy and coordinates its implementation among the operating areas. Under the EMS, the operating units must obtain an ISO 14001 Certification for their environmental management systems. At December 31, 2006, nine refineries, nine chemical plants, 17 Exploration and Production operations, geophysical operations in Argentina, 19 logistic terminals, 15 lubricants and specialties factories and their corresponding distribution system, 26 marine supply facilities, 152 service stations, 17 LPG factories and two underground gas storage facilities covering almost all major industrial sites of Repsol YPF, were ISO 14001 certified.

Each of Repsol YPF’s operating units conduct significant programs to ensure that their operations are carried out in an environmentally acceptable manner. In 2006, 2005 and 2004, Repsol YPF spent €157.2 million, €126.8 million and €100.9 million, respectively, on environmental programs that included improving effluent treatment equipment, increasing the capacity and efficiency of sulphur recovery units at Repsol YPF’s refineries, energy saving and efficiency, reducing air emissions of pollutants from processing units. Because many environmental costs are strongly related to general operating costs at our facilities, some of our environmental cost estimates are developed using the American Petroleum Institute guidelines with adjustments made to account for the characteristics and technical criteria of Repsol YPF.

Some of the most relevant issues that could affect Repsol YPF’s operations in the future relate to climate change, the environmental quality of products, the Argentina Law 26093, the Resolution SE 785/2005 in Argentina, the Integrated Pollution Prevention and Control European Directive 96/61/EC (IPPC Directive), Royal Decree 9/2005 on activities that are potentially soil-polluting as well as the environmental responsibility bill, and the Thematic Strategy on air quality, which is being debated in the European Union (EU), and new directives on substances discharged into liquid effluents, also within the EU.

In the area of climate change, the highlight for 2006 is the publication of the National Assignment Plans (NAPs) for the 2008-2012 period, whose approval by the European Commission is still pending. In the case of the Spanish NAP, the affected Repsol YPF facilities requested their individual assignments for that period before the end of 2006. The final assignments for the 2008-2012 period for the Repsol YPF facilities included in the European emissions market system through Directive 87/2003 are pending approval of the Spanish and Portuguese NAPs.

With respect to the environmental quality regulations for fuels in Spain, Royal Decree 61/2006, which repealed Royal Decree 1700/2003, updated the specifications for fuels with regard to the sulphur content and regulates the use of biofuels through the transposition of Directives 2003/17/EC and 2003/30/EC. In this sense, Repsol YPF invested €68 million in 2006 to improve and construct new units in its refineries in order to comply with fuel specifications and expects to make additional investments in its industrial plants in Spain and Argentina in the following years.

As an important new development, the Argentine Law 26093 approved in 2006 contemplates the incorporation of biofuels to gasolines and gasoil. This regulation will be mandatory from the fourth year of its effectiveness and entails investments aimed fundamentally at obtaining biofuels, their incorporation into petroleum derivates, and their distribution.

In addition, in Argentina, in late 2006, enforcement began of Resolution SE 785/2005, with regard to the oversight of above-ground hydrocarbon storage tanks. This rule stipulates the obligation to conduct different audits to verify the airtightness of these tanks and to measure any possible leakage from them. It also stipulates obligations for their repair and for remediation of the sites that may have become contaminated.

As for the IPPC Directive, progress has been made with the Integrated Environmental Permits at all the facilities affected by it in Spain and Portugal. All the information requested by the administration has been submitted and this permit has already been obtained in some cases (La Coruña Refinery, Tarragona Industrial Complex Refinery and Removal Plant (leaving the latter’s ship yard pending), Petroquímica Polidux, Petroquímica Sines). As for the rest of the facilities, the final granting of the permit is still being awaited. In addition, it must be noted that the EU is debating extending the Directive to small combustion facilities which could also affect Repsol YPF.

In Spain, in accordance with Royal Decree 9/2005 with regard to the activities capable of polluting the soil, the preliminary status reports, in accordance with the requirements of that provision, were sent to the competent Authority on February 7, 2007.

The environmental liability bill is at a very advanced stage in Spain, and approval is expected in mid 2007 as instructed by Directive 2004/35. Under that provision, the owners of the facilities mentioned are obligated to provide financial guarantees to be able to engage in their activities. The competent authority will have to indicate in each case the amount of that financial guarantee in keeping with the seriousness of the possible damage generated by the activity.

Currently, the EU is debating the Thematic Strategy on air quality, which will primarily affect NOx emissions and introduce control over particles smaller than 2.5 microns. This entails the revision of current thresholds directive 2001/81/EC, as well as a proposed directive on air quality. At the same time, an environmental quality bill is being developed in Spain.

Groundwater directive 2006/118/EC was recently approved. In addition, a surface water quality directive was proposed. The effect of both provisions is tied to the quality of discharges of liquid effluents.

United States. Laws and regulations relating to health and environmental quality in the United States affect nearly all of YPF Holdings’ (a subsidiary of YPF) operations in the United States.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (together with its subsidiary Occidental Chemical

Corporation, “Occidental”) in 1986, Maxus executed a document whereby it agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business and/or activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date. Tierra assumed essentially all of Maxus’ aforesaid indemnity obligations to Occidental in respect of Chemicals.

See Section 6. “Financial Information—Legal Proceedings” for a discussion relating to certain legal proceedings and regulatory developments in respect of certain plant sites and third party sites.

The environmental policy of Tierra Solutions Inc. (“Tierra”) is the result of the alleged obligations of Maxus, as described in the previous sections, as a consequence of actions or facts that occurred in the decades of the 1940s and 1970s and attributed to Maxus by the predecessor companies of Chemicals. Notwithstanding the above, at the present time, with respect to the present operations of the affiliates of YPF Holdings, no violations of or conflicts with effective environmental legislation in the U.S. have been detected.

2.4	Insurance

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

2.5	Regulation of the Petroleum Industry

Repsol YPF is subject to regulations relating to the petroleum industry in Spain, Argentina and each country in which it operates.

2.5.1	Spain

Spain currently has legislation to liberalize the oil industry, the most recent manifestation of which is Hydrocarbons Sector Law 34/1998, of October 7, 1998, which has been supplemented by other provisions and implemented through numerous royal decrees and ministerial orders.

Law 34/1998 establishes the criteria for allocating powers among the Spanish government and the central and regional administrations. It is based on the idea that the hydrocarbons market is unique and global, and involves the participation of the central and regional administrations in the most general aspects of planning and ordering the sector.

The Spanish National Energy Commission (“Comisión Nacional de Energía”) is the public agency attached to the Ministry of Industry, Tourism and Commerce that is in charge of ensuring effective competition, objectivity and transparency in the electricity and liquid and gaseous hydrocarbons markets and to the benefit of all market participants, including consumers.

It acts as a consultative body to the Central Administration and participates in the energy planning process and in the preparation of general rules that govern the energy markets. It also acts as an arbitration panel in conflicts that arise among participants in the hydrocarbon sector, in particular, conflicts regarding contracts that grant third parties access to the transportation and distribution networks.

Royal Decree-Law 4/2006 expanded the functions of the Spanish National Energy Commission. Under Royal Decree-Law 4/2006, prior administrative authorization must be obtained for certain acquisitions or investments in companies that engage in regulated activities or activities that, although not regulated in the strict sense, are subject to significant oversight by administrative bodies in Spain. Nevertheless, according to the information made public by Sacyr Vallehermoso on October 26, 2006, the Spanish National Energy Commission has ruled that the acquisition of Repsol YPF, S.A.’s shares is not subject to the prior authorization regulated in such Royal Decree-Law.

Royal Decree-Law 5/2005, of March 11, 2005, contains provisions relating to the energy markets. Among these provisions, the definitions of “main operator” (a company that is among the five companies with greater market share in any of the different sectors defined by law) and “dominant operator” (a company that has, as a group, a market share equal or superior to 10 percent of the market in which it is operating) are significant.

The definition of “main operator” is important because it affects the limitations on the exercise of voting rights and the appointment of members of the administrative body in more than one main operator in the fuel production and distribution, liquid petroleum gas production and supply and natural gas production and supply markets, which were established in Royal Decree-Law 6/2000.

The Spanish National Energy Commission, as the regulatory agency for the energy market, may authorize the exercise of the voting rights corresponding to the excess interest or the appointment of members of the administrative body, provided that such authorization does not promote the exchange of strategic information between two or more main operators in the same market.

Regarding the “dominant operator,” the Law, so far, has not established limitations in connection with the petroleum industry. To date, to be defined as a “dominant operator” only implies certain limitation or additional liabilities in the electricity sector.

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

Since February 2006, the “golden share” established by Law 5/1995 is no longer applicable to Repsol YPF.

2.5.1.1	Liquid Hydrocarbons, Oil and Petroleum Derivatives

Hydrocarbon deposits and underground storages existing on Spanish territory and in the territorial marine subsoil and ocean bottoms which are under Spanish sovereignty are considered public properties.

Some of the activities falling within the scope of Law 34/1998 may be subject to the required authorizations, permits and/or concessions. Other activities have been liberalized. Law 34/1998, and the rules and regulations promulgated thereunder, require the process of granting authorizations, permits and concessions to be objective, transparent and non-discriminatory.

Construction and operation of refining, transportation and storage facilities are subject to prior authorization the granting of which is required to meet the relevant technical, safety, financial, environmental requirements.

Third parties may freely access transportation and storage facilities, such as the facilities of Compañía Logística de Hidrocarburos S.A. (“CLH”), on conditions agreed on an objective, transparent and non-discriminatory basis. The Spanish government has the discretion to establish access tolls for mainland territories and for those areas of the Spanish territory where alternative transport or storage facilities do not exist or are insufficient. As of the date of this annual report, the Spanish government has not exercised this discretion.

Pursuant to Royal Decree Law 6/2000, no person may hold, directly or indirectly, ownership of more than 25% of the capital stock of CLH. Royal Decree Law 6/2000 further provides that the aggregate direct or indirect ownership interest in CLH of entities with refining capacity in Spain may not exceed 45% of CLH’s capital.

Petroleum derivative prices have been liberalized, with the exception of LPG, which is subject, in most cases, to price caps. To the extent that the competitive conditions of the bottled and pipelined LPG distribution market are deemed inadequate, the Spanish government may establish maximum prices for sales to the public through a formula determined by a regulation. It is not expected that deregulation of LPG prices will occur so long as Repsol Butano continues to have a significant market share. The prices of bulk LPG and LPG sold in bottles smaller than eight kilograms have been liberalized.

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

2.5.1.2	Natural Gas System

Law 34/1998 regulates the definitions of carrier, distributor and commercializer, all of whose activities are performed under the system of free competition.

Regasification, storage, transportation and distribution activities are regulated activities, whose economic and operational regime must be in accordance with Law 34/1998. Companies that perform these activities may not perform commercialization activities. Royal Decree 949/2001 implemented criteria and principles related to compensation for regulated activities.

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

Entities authorized to buy natural gas have a right to access regasification, storage, transportation and distribution facilities under non-discriminatory, transparent and objective conditions, subject to payment of a toll that is fixed by a regulation. Royal Decree-Law 5/2005, of March 11, 2005, provides for a potential exemption from the obligation to provide access to third parties to the natural gas system facilities to new transportation facilities and facilities that significantly increase the capacity of existing infrastructures. Such exemption would exclude the facility in question from the sector’s rate system.

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

2.5.1.3.	Supply Guaranty

Law 34/1998 established the right of all consumers to a supply of petroleum derivatives in the national territory under certain conditions.

Supply guaranty affects operators authorized to engage in wholesale distribution of petroleum products, retail distributors, consumers of petroleum fuels not supplied by either wholesale operators or retail distributors, retail distributors of bulk LPG and retail marketers of bottled LPG, LPG consumers with regard to their annual consumption not supplied by wholesale operators, retail distributors of bulk LPG and retail marketers of bottled LPG.

It also affects carriers that introduce natural gas into the system, and marketers and consumers that make use of the access right.

In addition, carriers and marketers that introduce natural gas into the system must diversify their supplies so that the volume of the supplies coming from the main supplier country for the Spanish gas market is less than 60% of their supplies.

The law has been further developed in 2004 through Royal Decree 1716/2004.

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

2.5.1.4	Antitrust

European Union Regulation 2790/1999 governing vertical restraints on competition came into force on January 1, 2000 and will be applicable until May 31, 2010. Regulation 2790/1999 increases restrictions imposed on exclusivity agreements between, among others, petroleum product suppliers and petroleum product distributors operating in European Union markets.

In order to obtain the maximum assurance under European Community laws on December 20, 2001, all distribution contracts between Repsol YPF and service stations were presented to the EU Commission to be cleared either by a declaration of compatibility with the Treaty of Rome or by their individual exemption pursuant to Section 81.3 of this Treaty.

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

The European Commission has launched an extensive investigation into several markets related to tire manufacturing services. Towards the end of 2002, General Química S.A., Repsol YPF’s subsidiary which produces rubber chemicals and rubber additives, such as many other companies in Europe and the United States, was investigated in the context of an antitrust investigation. This investigation resulted in a decision by which a €3.38 million fine was imposed on General Química, S.A. and jointly and severally on Repsol Química, S.A. and Repsol YPF. This decision has been appealed before the EU Court of First Instance whose ruling is still pending.

Around the same time, Repsol YPF Lubricantes y Especialidades S.A. (RYLESA), Repsol YPF’s subsidiary that produces, among other products, bitumen, was also investigated by the European Union in another antitrust investigation, together with other companies. Although the indictment against RYLESA, Repsol Petróleo, SA. and Repsol YPF, S.A., has already been ruled on, as yet no sanctions have been applied.

Similarly, the European Commission has carried out an investigation relating to the parafins market without having notified us, as of the date of this Annual Report on Form 20-F, of any sanction proceeding. Although the indictment against RYLESA, Repsol Petróleo, SA. and Repsol YPF, S.A., has already been ruled on, as yet no sanctions have been applied.

The Service for the Defence of Competition (“Servicio de Defensa de la Competencia”) began in 1999 a preliminary inquiry into whether it should be permissible for suppliers to treat agents and resellers differently with respect to retail pricing agreements. Under Spanish law, suppliers may set retail prices to be charged to consumers by agents but may not determine the retail prices which resellers charge to consumers. If the Service for the Defence of Competition consider that differential pricing arrangements for resellers and agents are impermissible, and the Tribunal for the Defence of Competition (“Tribunal de la Competencia”) upholds that view the prohibition on determining retail pricing may be extended to Repsol YPF’s agreements with its distributors.

During the same process, on September 1, 1999, the Service for the Defence of Competition also began a preliminary inquiry into whether an exclusivity agreement between a petroleum-products supplier and a distributor should be legally permissible for a period longer than five years where the distributor operates facilities leased by the supplier to the distributor and the distributor has granted the supplier usufruct or surface rights on the premises. Repsol YPF believes that there are sound economic reasons, including those based on the investments made by suppliers in distribution facilities, in favour of permitting extended exclusivity arrangements between suppliers and distributors operating on premises leased to a distributor by a supplier.

The Service for the Defence of Competition made an unfavourable assessment of the above mentioned issues, bringing an administrative proceeding before the Tribunal for the Defence of Competition, which ruled against Repsol YPF on the first issue, i.e., the agent/reseller controversy, but acquitted Repsol YPF of the other charge, i.e., the use of surface and usufruct rights as a means to avoid the time limit of five years. The Tribunal did not consider those contracts unlawful under competition rules. Due to the infringement arising from the first issue, a fine of €3 million was imposed. Repsol YPF has appealed to the administrative court whose ruling is still pending.

The Tribunal for the Defence of Competition ruled against Repsol Butano S.A., Repsol YPF’s subsidiary that sells bottled LPG, imposing a €1.5 million fine, as it considered illegal some restrictions imposed by Repsol Butano on its distributors, such as after-contract non-competition clauses and prohibitions on the use of spare parts provided by other companies. Although this ruling has been appealed, Repsol Butano decided to modify its contracts to reflect the Tribunal for the Defence of Competition’s decision. The Service for the Defence of Competition issued a report supporting the granting of an individual authorization to this modified contract. Throughout this process, Repsol YPF continued to substitute new contracts for the old ones, which process was completed in 2003. Despite the favourable opinion by the Service, the Tribunal for the Defence of Competition has denied authorization to new contracts due to their exclusivity. Consequently, Repsol Butano, S.A. has made a petition to the Court of Justice seeking amendment of the decision, maintaining in the meantime the existing relations with the agents until such time that it obtains the corresponding judicial pronouncement.

2.5.2	Argentina

2.5.2.1	Overview

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

In 1992, Law No. 24,145, referred to as the Privatization Law, privatized YPF and was designed to implement the transfer of ownership of reservoirs to the provinces, subject to the existing rights of holders of exploration permits and production concessions. The transfer of property to the provinces has been implemented through the enactment of different provisions which amended the Hydrocarbons Law (hereinafter referred as the Hydrocarbons Law):

•	In October 1994, the national constitution was amended. Article 124 establishes that natural resources existing within a province’s territory are the property of such province.

•

In August 2003, executive Decree No. 546/03 transferred to the provinces the right to grant hydrocarbons exploitation and transportation concessions in certain locations designated as “transfer areas” as well as in other areas designated by the competent provincial authorities.

•	In January 2007, Law No. 26,197 established the provinces’ ownership of the hydrocarbon reservoirs in accordance with Article 124 of the national constitution.

Article 75 of the national constitution allows Congress to enact laws to develop mineral resources existing within the national territory. Pursuant to Law No. 26,197, Congress shall continue to enact laws and regulations to develop mineral resources existing within the national territory but the governments of the provinces where the mineral and hydrocarbon reservoirs are located will act as granting authorities for the exploration permits and production concessions and will be responsible for enforcing such laws and administering the hydrocarbon fields. In October 2004, the Argentine Congress enacted law No. 25,943 creating a new state-owned energy company Energía Argentina Sociedad Anónima (ENARSA). The corporate purpose of ENARSA is the exploration and exploitation of solid, liquid and gaseous hydrocarbons, the transport, storage, distribution, commercialization and industrialization of these products, as well as the transportation and distribution of gas and the generation, transportation, distribution and commercialization of electricity. Moreover, law 25,943 granted ENARSA exploration permits over all the national off shore areas not covered by exploration permits or exploitation concessions at the time of the enactment of the law.

2.5.2.2	Exploration and Production

The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the executive branch to establish a national policy for development of Argentina’s hydrocarbon reserves and has the principal purpose of satisfying domestic demand. In addition, under the Hydrocarbons Law, the relevant enforcement authority of each province where the hydrocarbon reservoirs are located is entitled to grant exploration permits and production concessions within its territories.

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

When a production concession expires or terminates, all oil and gas wells, operating and maintenance equipment and facilities automatically revert to the province where the reservoir is located or to the Argentine government in case of reservoirs under federal jurisdiction (i.e. located within the continental platform), without payment to the holder of the concession.

2.5.2.3	Natural Gas

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

On June 14, 2007, Resolution N° 599/2007 of the Secretariat of Energy was published in the Official Gazette. This resolution approves a proposal of Agreement with Natural Gas Producers regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Proposed Agreement 2007-2011”), giving such producers a five business day-term to enter into the Proposed Agreement 2007-2011. If within the aforementioned term, the Proposed Agreement 2007-2011 is not executed by a number of producers that makes it viable, then the Secretariat of Energy will disregard the Proposed Agreement 2007-2011 and enact the “Procedimientos de abastecimiento complementario al mercado interno 2007-2011” (not described in Resolution No. 599/2007). The purpose of the Proposed Agreement 2007-2011 is to guarantee the supply of the domestic market demand as registered during 2006 plus the growth of residential and small commercial customers (the “Demand of the Agreement”). The Proposed Agreement 2007-2011 also establishes terms of effectiveness, and pricing provisions and limitations for each segment of the Demand of the Agreement. As of the date of this annual report, the Company has not signed the Proposed Agreement 2007-2011 which is under analysis.

2.5.2.4	Transportation

The Hydrocarbons Law permits the executive branch (for transportation concessions located within two or more provinces, territory and all transportation concessions directly connected to export pipelines) and the provinces (for transportation concessions entirely located within a province territory and not directly connected to any export pipeline) to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products they produce. The term of a transportation concession may be extended for an additional 10-year term upon application to the executive branch.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Secretary of Energy or the provinces for oil and petroleum products pipelines and by ENARGAS for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government or the provinces without payment to the holder. The Privatization Law granted YPF a 35–year transportation concession with respect to the pipelines operated by YPF at that time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime under the Natural Gas Law.

2.5.2.5	Refining

Crude oil refining activities conducted by oil producers or others are subject to Argentine government registration requirements and safety and environmental regulations and to provincial environmental legislation and municipal health and safety inspections. Registration in the registry of oil companies maintained by the Secretary of Energy is required to operate a refinery in Argentina. The refineries operated by Repsol YPF are registered. Registration is granted on the basis of general financial and technical standards.

2.5.2.6	Market Regulation

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

There have been different agreements and resolutions regarding the Market Regulations and concerning different market areas. These include agreements signed by crude oil producers, including YPF, and refiners for the stability of the price of crude oil, gasoline and gas oil; agreements to regulate a subsidy provided by the Argentine government to the public bus transportation companies; an agreement (executed within the frame of Decree 181/2004 which empowered the Secretariat of Energy to negotiate such agreement) between the Secretariat of Energy and gas producers in connection with the supply of certain volumes of natural gas to distributors, industries, electric generation companies and compressed natural gas stations, and a scheme for the adjustment of the prices applicable to such supply, which expired on December 31, 2006 (the extension of which was unilaterally amended by Resolution SE No. 1329/2006); resolutions which affect the fuel market; resolutions intended to ensure the adequate supply of natural gas to the domestic market and regulate its consequences on the electricity wholesale prices, including a rationalization plan of gas exports and transportation capacity (Resolution SE 265/2004 and Disposition SSC 27/2004), which was superseded by an additional program for the adequate supply of natural gas to the domestic market (Resolution SE N° 659/2004 amended by Resolution SE N° 752/2005), pursuant to which exporting producers, as Repsol YPF, are instructed to re-direct natural gas export volumes to the internal market, thereby affecting natural gas exports, both on a daily or seasonal basis. Repsol YPF has challenged the validity of the aforementioned regulations and resolutions, and has invoked the occurrence of a Force Majeure event under the corresponding natural gas purchase and sales agreements. The counterparties to such agreements have rejected Repsol YPF’s challenge. See Section 1.3.3 “Repsol YPF has extensive operations in Argentina” and Section 6.2 “Legal Proceedings.”

Likewise, Resolutions No. 752/05 establishes (i) a mechanism (further regulated by Resolutions Nos. 2,020/05 and 275/06) under which industrial and commercial consumers, above certain consumption levels, may no longer purchase natural gas from distributors, and must receive such gas directly from the producers which are required to transfer their natural gas supply commitments with distributors to such consumers; (ii) a special market, open and anonymous, for compressed natural gas stations to purchase natural gas under regulated commercial conditions, the demand requirements of which are ensured by the Department of Energy with Permanent Additional Injection required from exporting producers; and (iii) a mechanism of standardized irrevocable offers for electric power generators and industrial and commercial consumers to obtain supply of natural gas, the satisfaction of which is also ensured by the Department of Energy with Permanent Additional Injection required from exporting producers.

2.5.2.7	Taxation

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

Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior fuel tax regime that was based on the regulated price. Law No. 25,745 modified, effective as of August 2003, the mechanism for calculating the tax, replacing the old fixed value per litre according to the type of fuel for a percentage to apply to the sales price, maintaining as the minimum tax the old fixed value.

In compliance with the provisions of the Public Emergency and Foreign Exchange System Reform Law, the Argentine government imposed (via the Executive Decrees Nos. 310/2002 and 809/2002, as amended by resolutions 335/04, 336/04 and 337/04 issued by the Ministry of Economy and Production on May 11, 2004)

customs duties on the export of crude oil at a rate of 25%, butane, methane and LPG at a rate of 20% and gasoline and diesel at a rate of 5%. Moreover, on May 26, 2004, through the issuance of Decree No. 645/04, an export duty on the export of natural gas and LNG was established at a rate of 20%. On July 25, 2006, the Ministry of Economy and Production, by means of Resolution MEyP N° 534/2006, established a rate of 45% for natural gas export duties, and empowered the Federal Customs Agency to apply as a valuation base of natural gas exports the price of US$5/MMBtu established under the Frame Agreement between Argentina and Bolivia dated June 29, 2006. Additionally, Resolution MEyP N° 776/2006 published on October 11, 2006, established the applicability of natural gas export duties (established by Decree 645/2004 and Resolution MEyP 534/2006) to export of natural gas from the Special Customs Area of the Province of Tierra del Fuego, Antarctica and South Atlantic Islands. Law 26.217 published on January 16, 2007, ratified the effectiveness of Decrees N° 310/2002, 809/2002, 645/2004, Resolutions ME N° 526/2002, Resolutions MEyP N° 335/2004, 336/2004 and 337/2004, 534/2006 and 776/2006.

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

2.5.2.8	Repatriation of Foreign Currency

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

In July 2002, Argentina’s Attorney General issued an opinion (“Dictamen 235”) which would have effectively required YPF to liquidate 100% of its export receivables in Argentina, instead of the 30% provided in Decree No. 1589/89. The Attorney General’s opinion was based on the assumption that Decree No. 1589/89 had been superseded by other decrees (Decree No. 530/91 and 1606/01) issued by the Argentine government. Subsequent to this opinion, however, the Argentine government issued Decree No. 1912/02 ordering the Central Bank to apply the 70/30% regime set out in Decree No. 1589/89. Nevertheless, on December 5, 2002, representatives of the Central Bank, responding formally to an inquiry from the Argentine Bankers Association, stated that the Central Bank would apply the Attorney General’s opinion. On December 27, 2002, the government issued Decree No. 2703/02, effective as of January 1, 2003, setting forth a minimum repatriation limit of 30% with respect to proceeds from the export of hydrocarbons and by-products and leaving the remaining portion freely disposable. However, when referring to the minimum repatriation limit of 30%, the decree only mentions the foreign exchange proceeds from freely disposable exports of crude oil and its by-products. Although the recitals and the first part of Section 1 of Decree No. 2703/02 mention natural gas and LPG as covered by this regime, there are no express references to natural gas or LPG in the rest of Section 1. However, taking into account the rights granted by Decree No. 1589/89, YPF applies this regime to the export of crude oil, LPG and natural gas. It is worth noting that the recitals of Decree No. 2703/02 restate the interpretation maintained by the Attorney General in the sense that Decree No. 1589/89 has been repealed by Decree Nos. 530/91 and 1606/01. Moreover, since Decree No. 2703/02 is effective as from January 1, 2003, and, in light of the Attorney General’s opinion, it is unclear whether hydrocarbon exporters would be required to repatriate the total amount of their 2002 export proceeds or whether the existing hydrocarbons regulatory framework will prevail. Should the Central Bank eventually request the conversion of the foreign currency proceeds derived from hydrocarbon exports made from the issuance of Decree 1606/01 to the date on which Decree 2703/02 became effective, YPF may challenge such decisions or proceedings through administrative appeals procedures, as well as request precautionary measures within the frame of judicial proceedings.

2.5.3.	Other countries

2.5.3.1.	Venezuela

The Basic Hydrocarbons Law (Ley Orgánica de Hidrocarburos (LOH) regulates the process of migrating old agreements to mixed-ownership enterprises. On June 20, 2006, the Energy and Petroleum Ministry approved the establishment of the mixed-ownership company Petroquiriquire, S.A., with a 40% stake held by Repsol and 60% held by PDVSA. Also on the same date the Energy and Petroleum Ministry approved a natural gas exploration license granted to the mixed-ownership company Quiriquire Gas, S.A., with a 60% stake held by Repsol and 40% by PDVSA. As of December 31, 2006, certain formal actions relating to the granting of the natural gas license to PDVSA remained pending. In March 2007, the gas license was awarded.

2.5.3.2.	Bolivia

The new hydrocarbon law of 2005 has altered the applicable tax regime and the commercial and operating environment for the oil and gas industry in Bolivia.

On May 1, 2006, Supreme Decree 28.701 was published, nationalizing the country’s hydrocarbon resources, transferring ownership and control to the Bolivian company YPFB. The publication of this decree opened up a period of 180 days for the negotiation of agreements that would reflect this new legal framework. On October 28, 2006, Repsol YPF and its subsidiary Andina. signed new operating agreements with YPFB setting the conditions for the exploration and production of hydrocarbons in Bolivia. These contracts have already been approved by the Bolivian Congress. Supreme Decree 28.900 A regulates the measures to be taken until the new contracts are valid.

These changes have had a significant impact on the anticipated economics of new development, affected the commercial viability of many marginal fields, reduced the expected profitability of existing production and introduced commercial uncertainties that could affect the ability to fulfill existing supply contracts in the future.

New changes in the legal and/or contractual framework, or the possibility that the Bolivian Government will elect to receive royalties in kind in the future, instead of in cash, as it does today, may adversely affect our business, financial condition or results of operations.

2.5.3.3.	Other countries

In the remaining countries where Repsol YPF is active, the Company is subject to a wide range of laws and regulatory frameworks covering all aspects of the tasks being performed, including such issues as land occupation, production rates, royalties, price-setting, environmental protection, export rates, exchange rates, etc. The terms of the concessions, licenses, permits, and contracts governing the Group’s interests vary from country to country. These concessions, licenses, permits, and contracts are generally granted or operated in conjunction with government entities or state-owned companies, and on occasion are operated jointly with private sector entities.

2.6	Description of Property

Most of Repsol YPF’s property, consisting of service stations, refineries, manufacturing facilities inventory, storage facilities and transportation facilities, is located in Spain and Argentina. Repsol YPF also has interests in crude oil and natural gas reserves. Most of these reserves are located outside of Spain, with most being located in Argentina and Trinidad and Tobago.

There are several classes of property which Repsol YPF does not own in fee. Repsol YPF’s petroleum exploration and production rights are in general based on sovereign grants of a concession. Upon the expiration of the concession, the exploration and production assets of Repsol YPF associated with a particular property subject to the relevant concession revert to the sovereign. In addition, at December 31, 2006, Repsol YPF leased 2,344 service stations to third parties, 1,848 of which were located in Spain and 22 in Argentina, and 3,112 service stations are owned by third parties and operated under a supply contract with Repsol YPF for the distribution of Repsol YPF products, of which 783 were located in Spain and 1,573 in Argentina.

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

2.7	Seasonality

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

2.8	Risk Control Systems

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

•

Operational risks (including the risks of accidents and natural catastrophes, uncertainty regarding the physical characteristics of the oil and gas fields, safety and environmental risk and reputation risks, such as those relating to ethics and social impact of its business).

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

•

Corporate Risk Management Unit, which is in charge of (i) developing corporate risk policies which are rules and actions of a structural nature, tied to the Group’s financial and business strategy, (ii) coordinating the development of specific policies and provisions relating to financial and non-financial risks of the various business units and corporate areas, ensuring their consistency and the consistency of all such policies and provisions with the corporate risk policies, (iii) promoting best practices in measuring and assessing risks and hedging strategies and (iv) through the Credit Risk Office:

•	analyzing and controlling the credit risk generated by commercial relationships with third parties deriving from the Group’s activities.

•	proposing the policies and risk limits with third parties.

•	defining the criteria regarding credit loss allowances—assignments of provisions for insolvencies, refinancing, and court claims for debts.

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

•

Environment and Safety Unit, whose purpose is to establish the Group’s courses of action in all the areas within its competence and create the basic conditions for their consistent application to all business units. To that end, it proposes policies, strategies and corporate regulations, defines and sets environmental, safety and quality management systems of the Group and promotes and coordinates their execution. It is also responsible for providing guidance, coordination, follow-up and advice to business units in their actions, while the business units retain responsibility for their own management and performance in those fields.

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

•

Financial Reporting Internal Control Unit, responsible for monitoring and management of the internal economic and financial reporting control system, which was introduced to comply with the requirements of section 404 of the Sarbanes-Oxley Act. The system adopted by Repsol YPF is based on the conceptual framework which follows the COSO model, published by the Committee of Sponsoring Organizations of the Treadway Commission.

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

At the corporate level, the most important control systems and devices of Repsol YPF are the following:

•

Preparation and continuous revision of the Repsol YPF Group Risk Map which lists the risks that affect the achievement of the strategic objectives, identifying for each one of them those responsible for their management and supervision, as well as the control procedures established for their evaluation, measurement and, where relevant, mitigation.

•

Development and continuous follow-up of the Strategic Plan and the Annual Budget in order to detect and, if required, rectify significant deviations affecting the achievement of the pre-established goals.

•	Existence of internal Rules and Procedures regulating all the activities of the Group.

•

Existence of a financial reporting oversight system developed on the basis of the manuals, rules and procedures established for the preparation of financial and economic information with the objective of ensuring its reliability and integrity. Periodic evaluation of the aforesaid system allows for identifying the deficiencies that could manifest themselves in its operation and carrying out timely actions with the objective of ensuring its currency and effectiveness.

•

Tri-annual internal and external reserve auditing cycles, which allow for making comparisons between the estimates made by Repsol YPF technicians and those made by independent engineers, to ensure that the proven reserves estimates and record books are in agreement overall with the S-X 4-10(A) Regulations of the Securities Exchange Commission and with the definitions of the SPE/World Petroleum Congress (WPC) for proven and possible reserves.

3. Operating and Financial Review and Prospects

You should read the information in this section together with the Consolidated Financial Statements and the related notes included in this annual report. Repsol YPF prepares its consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See Note 41 to the Consolidated Financial Statements.

3.1	Factors Affecting Repsol YPF’s Consolidated Results of Operations

3.1.1	Main Factors

Crude Oil and Natural Gas Prices. Changes in crude oil and natural gas international benchmark prices and natural gas regional prices significantly affect Repsol YPF’s earnings. In 2006, exploration and production activities represented approximately 56% of Repsol YPF’s operating income, compared to 53% in 2005. Higher crude oil and natural gas prices have a positive effect on Repsol YPF’s results of operations as upstream exploration and production businesses benefit from the resulting increases in prices realized from production. Lower crude oil and natural gas prices have a negative effect on the results of exploration and production by reducing the economic recoverability of discovered reserves and the prices realized from production. See Section 9. “Quantitative and Qualitative Disclosure About Market Risk.”

Per barrel Brent crude oil benchmark prices averaged US$65.14 in 2006 and US$54.52 in 2005. Political developments throughout the world (especially in the Middle East), the outcome of meetings of the Organization of the Petroleum Exporting Countries (OPEC) as well as significant conflicts, like Iraq, can particularly affect world oil supply and oil prices. Per million Btu, Henry Hub natural gas benchmark prices averaged US$6.98 in 2006 and US$9.02 in 2005 and Repsol YPF’s realization price for natural gas sales in Argentina averaged US$1.56 in 2006 and US$1.28 in 2005.

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

Natural gas market. The natural gas sector is generally considered to have the greatest growth opportunities globally. Accordingly, LNG supply is satisfying the growing demand for natural gas in markets that are long distances away from the actual source of the demand, which offers great possibilities of growth in this sector. Prices of natural gas on an international level were lower in 2006 than in 2005, as a result of the easing of supply restrictions in some regions in 2005, such as in the United States, where the hurricane season caused production losses in the Gulf of Mexico, or the conflict between Russia and Ukraine that affected Western Europe, as well as mild weather in the northern hemisphere during 2006.

The natural gas market in Spain has been progressively liberalized. Natural gas prices in the regulated market are subject to a system of price ceilings, which determine maximum prices of natural gas mainly on the basis of the cost of raw materials and transmission and distribution costs. See Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas System.”

The Spanish market for gas activities has become very competitive and, since January 1, 2003, all consumers may freely choose a supplier. During 2006, sales in this liberalized market were approximately 29 billion cubic meters, representing approximately 86% of total natural gas sales in Spain. See Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas System.”

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

The primary financial statements of Repsol YPF are those presented under IFRS. Such standards differ in certain material aspects from U.S. GAAP. Differences between IFRS and U.S. GAAP and their effect on consolidated net income for each of the years 2006, 2005 and 2004 and on consolidated shareholders’ equity as of December 31, 2006 and 2005 are presented in Note 41 to the Consolidated Financial Statements.

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

The accounting principles and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are: (i) oil and natural gas reserves; (ii) provisions for litigation and other contingencies; (iii) income tax computation and deferred tax assets and (iv) impairment losses on property, plant and equipment, intangible assets and goodwill

The following summary provides further information about the critical accounting policies and the judgments that are made in the application of those policies. However, the accounting policies discussed below do not purport to be an exhaustive discussion of the uncertainties in the Group’s financial results that may occur from the application of all of Repsol YPF’s accounting policies. Materially different financial results might occur in the application of other accounting policies as well.

Oil and natural gas reserves

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

At Repsol YPF all the assumptions made and the basis for the technical calculations used in the estimates regarding oil and gas proved reserves are based on the guides, norms and procedures established by Rule 4-10(a) of Regulations S-X under the SEC.

Repsol YPF manages its hydrocarbon resources on a project management basis: exploration of basin and prospects (non-proved reserves), appraisal (non-proved reserves) and development and production categories (proved reserves). When a discovery is made, volumes transfer from the exploration category to the appraisal category.

Resources in a field will only be categorized as proved reserves when all the criteria for attribution of proved status have been met, including an internally imposed requirement for project approval expected within six months and, for additional reserves in existing fields, the requirement that the reserves be included in the business plan and scheduled for development within three years. Internal approval and final investment decision are what we refer to as project sanction.

After approval, all booked reserves will be categorized as proved undeveloped (PUD). Volumes will subsequently be categorized from PUD to proved developed (PD) as a consequence of development and production activities. When part of a well’s reserves depends on a later phase of activity, only that portion of reserves associated with existing, available facilities and infrastructure moves to PD. The first PD booking will occur at the point of first oil or gas production. Major development projects typically take one to three years from the time of initial booking to the start of production. Changes to reserves booking may be made due to analysis of new or existing data concerning production, reservoir performance, commercial factors, acquisition and divestment activity, additional reservoir development activity, legal, tax or regulatory changes. Over time, undeveloped reserves are reclassified into the developed category as new wells are drilled, existing wells are recompleted and/or facilities to collect and deliver the production from existing and future wells are installed.

In order to estimate its proved reserves, Repsol YPF prepares internal estimates and uses, to a certain extent, estimates and audits of independent engineers. The internal process for the estimation of proved reserves is internally audited by senior level geoscience and engineering professionals with significant technical experience, integrated in the Reserves Control Group. Although we are reasonably certain that the proved reserves will be produced, the timing and amount ultimately recovered might be affected by a number of factors, including completion of development projects, actual reservoir performance and significant changes in long-term oil and gas price levels. Proved reserve estimates are therefore subject to future revisions (either upward or downward) based on new information which becomes available, such as from development drilling and production activities, changes in prices, contract terms or development plans. See also Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Oil and Gas Reserves.”

For Repsol YPF estimates of proven reserves, all the information and requirements are prepared using standard geological and engineering methods generally accepted by the petroleum industry. The nature and scope of procedure to be performed or combination of methods to be utilized in the analysis of each reservoir is tempered by experience with similar reservoirs, the stage of development of the reservoir, the quality and completeness of the data regarding the reservoir and its production history.

See Section 2 “Information on Repsol YPF—Operations—Exploration and Production—Oil and Gas Reserves—Changes in Repsol YPF’s estimated net reserves.” See also Section 2.2.1.1.2 for a detailed discussion on reserves estimates internal controls and audits.

Repsol YPF records its oil and gas exploration activities using the successful-efforts method. See Note 3.4 c) Accounting Policies—Property, Plant and Equipment, Oil and Gas Exploration and Production Activities to the Consolidated Financial Statements for a detailed discussion of the accounting policies applied by the Group.

FAS 19-1 requires certain additional disclosures, including the costs of exploratory wells capitalized for more than one year from the date of completion. As of December 31, 2006, the exploratory drilling costs capitalized for more than one year amounted to €72 million. See Note 41 to the Consolidated Financial Statements.

Depreciation of oil and gas assets. All investment capitalized under the above principles is amortized as follows:

•	Investments relating to acquisitions of proved reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved field reserves.

•

Investments relating to unproved reserves are evaluated each year, or earlier if there is reason to believe they may have diminished in value. Any loss of value is recognized and charged to income for the year and a provision for diminution in value recorded; and

•

The costs of drilling and the subsequent investments made to develop and extract the oil and gas reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved developed field reserves.

Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves are treated prospectively by amortizing the remaining book value of the assets over the future expected production. In 2006, 2005 and 2004 Repsol YPF recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to €1,744 million, €1,322 million and €1,194 million, respectively. If proved reserves estimates are revised downward, net income could be negatively affected in the future by higher depreciation expense.

Provisions for litigation and other contingencies

Litigation and other contingencies. Claims for damages have been made against Repsol YPF and certain of its consolidated subsidiaries in pending lawsuits and tax disputes. The general guidance provided by IFRS requires that a provision be recorded when the responsibility or obligation that determines the compensation or payment arises, and the amount can be estimated reliably. Significant judgment by management is required to comply with this guidance taking into consideration all the relevant facts and circumstances. See Notes 19 and 20 to the Consolidated Financial Statements. The final costs arising from the settlement of the claims and litigation may vary from estimates based on differing interpretations of laws, opinions and final assessments on the amount of damages. As such, changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have, as a consequence, a significant effect on the amount of provisions for contingencies recorded.

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

Environmental costs. Repsol YPF estimates in recording costs and establishes provisions relating to compliance with environmental laws and third party claims to perform clean-ups or remediation based on currently available information and existing laws and regulations . For environmental provisions costs can differ from estimates because of changes in laws and regulations, discovery and analysis of site conditions and changes in technology. See Note 38 to the Consolidated Financial Statements.

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

Impairment losses on property, plant and equipment, intangible assets and goodwill

In order to ascertain whether its assets have become impaired, the Group compares their carrying amount with their recoverable amount at the balance sheet date, or more frequently if there are indications that the assets might have become impaired. For that purpose, assets are grouped into cash-generating units as they generate cash flows which are independent from other units.

To perform this test, goodwill acquired on a business combination is allocated among the cash-generating units or groups of cash-generating units that benefit from the synergies of the business combination.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average cost of capital employed, which is different for each country and business.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Other Expenses” in the consolidated income statement.

The basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

When an impairment loss subsequently reverses, the carrying amount of the asset (or the cash-generating unit) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the cash-generating unit) in prior years. A reversal of an impairment loss is recognized under “Other Income” in the consolidated income statement. An impairment loss recognized for goodwill can not be reversed in a subsequent period.

Any change in the variables used to prepare such assumptions and estimates may have a significant impact in the fair value estimated and thus in the impairment recorded in respect of each analyzed subsidiary.

Impairment of oil and gas assets: Oil and gas producing properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The impairment is calculated as the difference between the market value or, if appropriate, the discounted estimated future cash flows from its proved reserves and unproved reserves (the latter of which is adjusted by risk factors in the manner mentioned above) related to such reserves, in each field owned at the year end and the net book value of the assets relating thereto. Expected future cash flows from the sale or production of reserves are calculated considering crude oil prices based on a combination of market forward quotes and standard long-term projections. The discounted values of cash flows are determined using a reasonable and supportable discount rate based on standard WACC-CAPM (weighted average cost of capital – capital asset pricing model) assumptions including, if appropriate, a risk premium related to this type of asset (and not to the resulting cash flows). The estimated cash flows are based on future levels of production, the future commodity prices, development costs, estimates of future expenditures necessary with respect to undeveloped oil and gas reserves, field decline rates, market demand and supply, economic and regulatory climates and other factors. The impairment reviews and calculations are based on assumptions that are consistent with Repsol YPF’s business plans and long-term forecasts used for investment decisions.

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

Charges for impairment are recognized in Repsol YPF’s results from time to time as a result of, among other factors, adverse changes in the estimated recoverable reserves from oil and natural gas fields, and changes in economic or regulatory conditions in certain countries. If proved reserves estimates were revised downward, net income could be negatively affected by higher impairment charges on the property’s book value. In 2006 and 2005 Repsol YPF recorded a net expense for fixed-asset writedowns for the upstream business in the amount of €223 and €74 million, respectively. In 2004, Repsol YPF reversed €120 million of provisions previously charged for fixed-asset write-downs due to the economic recovery in the value of the assets associated with hydrocarbon reserves that had been the subject of the provision. See Note 13 to the Consolidated Financial Statements for the detailed technical reasons that have led to the provisions and reversals thereof described above.

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

IFRS differ in certain respects from U.S. GAAP. For a more detailed discussion of the most significant differences between IFRS and U.S. GAAP as they relate to Repsol YPF, please refer to Note 41 to the Consolidated Financial Statements, which includes a reconciliation of net income and shareholders’ equity from IFRS to U.S. GAAP and certain additional disclosures which are required under U.S. GAAP.

3.3.1	Adjustments to Net Income and Shareholders’ Equity

In the case of the Repsol YPF Group, the main differences between U.S. GAAP and IFRS affecting our net income in 2006, 2005 and 2004 and shareholders’ equity at December 31, 2006 and 2005 relate to:

•	legal restatements of property, plant and equipment

•	deferred tax liabilities related to business acquisitions

•	business combinations and goodwill

•	the treatment of the Andina asset swap

•	impairment of assets

•	negative goodwill

•	revenue recognition

•	pension and post-retirement benefits

•	tax impact of foreign currency changes in non-monetary assets of YPF

•	borrowing cost

Net income under IFRS in 2006, 2005 and 2004 was €3,124 million, €3,120 million and €2,414 million, respectively, whereas net income under U.S. GAAP for 2006, 2005 and 2004 was €2,972 million, €2,861 million and €1,943 million, respectively. Shareholders’ equity under IFRS at December 31, 2006 and 2005 was €17,433 million and €16,262 million, respectively, whereas shareholders’ equity under U.S. GAAP at December 31, 2006 and 2005 was €18,472 million and €17,612 million, respectively.

In 2006, 2005 and 2004, the main items reducing our net income under U.S. GAAP include (i) the reversal of the amortization of the deferred tax liability for business combinations not recorded under U.S. GAAP and (ii) the reversal of the amortization of the deferred tax related to the foreign currency changes in non-monetary assets of YPF. These effects have been partially offset in 2006 by the net effect of the lower impairment registered under U.S. GAAP due to the different value in the amounts of the assets and liabilities, mainly in relation to the TSP field in Trinidad and Tobago, between IFRS and U.S. GAAP. In 2005, an additional impairment was registered under U.S. GAAP due to the different value in the amounts of the assets and liabilities related to Ramos field resulting from the difference between IFRS and U.S. GAAP.

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

The deconsolidation under U.S. GAAP of the Group’s trust preferred vehicle pursuant to the provisions of FIN 46R results in a decrease in the Group’s total long-term debt under U.S. GAAP. In addition, under IFRS Repsol YPF has consolidated different companies by the proportional consolidation method which, under U.S. GAAP, should be accounted for under the equity method. The different consolidation of these companies impacts several items of the balance sheet and the income statement but does not have an effect on net income and shareholders’ equity. For a description of the changes in individual items and their impact see Note 41 to the Consolidated Financial Statements.

3.4	Overview of Consolidated Results of Operations

Summarized Income Statement

	Year ended December 31,
	2006	2005	2004
	(millions of euro)
Operating revenues	55,080	51,045	40,292
Operating expenses	(49,169)	(44,884)	(35,606)

Operating income	5,911	6,161	4,686
Interest income (expense), net	(482)	(722)	(624)

Income before income tax and minority interest	5,429	5,439	4,062
Income tax	(2,220)	(2,332)	(1,627)
Equity in earnings of unconsolidated affiliates	139	117	131
Net income	3,348	3,224	2,566

Attributable to shareholders of the parent	3,124	3,120	2,414
Attributable to minority interests	224	104	152

Operating Revenues

Operating revenues in 2006 were €55,080 million, a 7.9% increase from €51,045 million in 2005. This increase reflects mainly a significant increase in realization prices. The widespread rise in crude oil prices, with Brent trading $10 per barrel higher than in 2005, was accompanied by a substantial increase in gas realization prices. Negotiations with PDVSA on the migration of operating contracts to joint ventures have contributed to these increases, which were, however, countered by lower production in Venezuela. Although the negotiation of contracts in Bolivia boosted realization prices, the net impact was negligible due to tax increases. Total oil product sales grew 1.4% to 58.7 million tons.

Operating revenues in 2005 were €51,045 million, a 26.7% increase from €40,292 million in 2004. This increase reflected mainly the increase of international crude prices, refining margins and higher sales in marketing and chemicals.

Marketing margins in Spain were higher in 2006 than in 2005. In Argentina, however, margins were considerably lower because of the impossibility of passing product price increases on to retail prices.

With regard to the chemical business, international margins on our product mix were higher in 2006 than in 2005 and total petrochemical product sales were up by 2.9% compared to 2005. In this respect, in addition to the turnaround at the Sines complex in the last quarter of 2006, there was a scheduled turnaround at the Puertollano cracker and several derivatives plants in 2005 and a capacity increase following the acquisition of a 50% stake in Transformadora de Propileno (TdP) in September 2005.

Finally, performance by Gas & Power was shored up by growth in Gas Natural SDG, particularly in the power business and in natural gas marketing activity in Spain.

Operating Income

Operating income in 2006 was €5,911 million, a 4.1% decrease from €6,161 million in 2005. This year-on-year decline, despite higher oil prices, with the exception of Argentina, is due to several factors, including increased taxes, exploration costs, and rising costs throughout the industry. Results were also affected by the evolution of refining margins as well as the stock losses and the depreciation of the dollar against the euro.

Operating income in 2005 was €6,161 million, a 31.5% increase from €4,686 million in 2004. This increase reflects mainly record refining margins, higher crude oil and gas realization prices and higher chemical margins.

Interest Income and Expense

Net interest expense in 2006 decreased by 8.9% to €359 million from €394 million in 2005. This caption also includes other items such as the positive impact of €175 million in exchange gains in 2006 resulting from the appreciation of the Brazilian real and the euro against the dollar in contrast to €6 million exchange losses the year before.

Net interest expense in 2005 increased 4% to €394 million from €379 million in 2004. This increase reflected the impact of marked to market financial derivatives.

The following table provides detail on our financial expenses for the periods indicated.

Financial Expenses	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
	(millions of euro)
Net interest expense	359	394	379	(8.9)%	4.0%
Dividends paid on preferred shares	189	179	178	5.6	0.6
Capitalized interest	(35)	(19)	(17)	84.2	11.8
Market valuation of financial derivatives	—	(25)	(20)	n.a.	25.0
Interest accretion to provisions	127	133	159	(4.5)	(16.4)
Exchange rate losses/(gains)	(175)	6	(94)	n.a.	n.a.
Other financial income/(expenses)	17	54	39	(68.5)	38.5

Total	482	722	624	(33.2)	15.7

Equity in Earnings of Unconsolidated Affiliates

Equity in earnings of unconsolidated affiliates amounted to €139 million in 2006 versus €117 million in 2005, which was mainly due to earnings growth at CLH and Atlantic LNG in 2006. Equity in earnings for unconsolidated affiliates in 2005 was €116.8 million compared to equity earnings in 2004 of €131.3 million.

The table below provides detailed information about equity earnings and losses of unconsolidated affiliates in 2006, 2005 and 2004.

	2006	2005	2004
	(millions of euro)
Affiliate Company
Atlantic LNG	71	61	42
CLH	83	35	26
Atlantic 4	(16)	—	—
Enagas	—	9	17
Oldelval, S.A.	—	3	2
Gas de Aragón	1	1	1
Oleoducto Transandino (Chile)	—	—	(2)
PBBPolisur	—	—	37
Petroken	—	—	10
Oleoducto Transandino (Argentina)	—	—	(3)
Other	—	8	1

Total	139	117	131

Taxes

Given the international character of the activities carried out by its group companies, the Repsol YPF Group is subject to tax and other levies under a number of different tax regimes.

Repsol YPF’s average effective tax rate in 2006 was 40.9%. Corporate income tax incurred by Repsol YPF in 2006 amounted to €2,220 million.

Repsol YPF’s average effective tax rate in 2005 was 42.9%. Corporate income tax incurred by Repsol YPF in 2005 amounted to €2,332 million.

Repsol YPF’s average effective tax rate in 2004 was 40.0%. Corporate income tax incurred by Repsol YPF in 2004 amounted to €1,627 million.

Since 2005, it became evident that profits derived from hydrocarbon exploration and production activities carried out in Libya were taxable in Libya and, consequently, were recorded in Repsol YPF´s Consolidated Financial Statements for 2006, 2005 and 2004. In accordance with the terms of our commercial arrangements with the Libyan National Oil Company (N.O.C.), this entity assumes the payment of these taxes in the name and for the account of Repsol YPF. Consequently, the recording of taxes on profits made in Libya does not affect the net income of the Group, because the amount recorded as a tax charge under income tax is also recorded as operating income in the same amount and is charged to the N.O.C. The taxes accrued in 2006, 2005 and 2004 amounted to €751 million, €594 and €295 million, respectively.

The following is a comparison of the effective tax rate for 2006 with that of 2005 and 2004 (calculated according to IFRS) breaking down the effect of including Libya taxes:

	2006	2005	2004
Affiliate Company
Effective tax rate (without Libya)	32.9%	35.9%	35.3%
Effective tax rate (with Libya)	40.9%	42.9%	40.0%

In 2006, 2005 and 2004, there were certain court and administrative tax-related proceedings contrary to interests of the Group. Repsol YPF considers that it has acted lawfully in these matters at all times and that its actions are based on reasonable interpretations of the applicable legislation and, therefore, filed the appropriate appeals to defend its interests and those of its shareholders.

However, in view of the uncertainty concerning the materialization of the existing tax contingencies, at December 31, 2006, Repsol YPF had recorded provisions that were considered adequate to cover those tax contingencies.

Minority Interest

Minority interests in 2006 were €224 million versus €104 million in 2005. This amount includes €158 million in revenue attributable to minority interests resulting from the cancellation of the hedge contract between Repsol YPF and Empresa Petrolera Andina, S.A. and other Empresa Petrolera Andina, S.A. obligations.

Minority interests in 2005 were €104 million versus €152 million in 2004. This difference was due to the decrease in net income at Andina, which was partially offset by the increase in net income at Petronor and Refineria La Pampilla S.A.

The table below provides detailed information about income (loss) attributable to minority interests in 2006, 2005 and 2004.

	2006	2005	2004
	(millions of euro)
Affiliate Company
YPF	11	16	13
Refinería La Pampilla, S.A.	6	38	(4)
Petronor	38	41	28
Invergas/Gas Natural BAN	—	2	2
Andina	139	(23)	92
Repsol Comercial	—	6	4
EMPL	10	10	5
Other	20	15	12

Total	224	105	152

Net Income

Net income for 2006 was €3,124 million, a 0.1% increase compared to 2005. Net income per share reached €2.56, a 0.1% increase compared to 2005.

Net income for 2005 was €3,120 million, a 29.2% increase compared to 2004. Net income per share reached €2.56 in 2005, a 29.2% increase compared to 2004.

3.5	Results of Operations by Business Segment

The tables below set forth Repsol YPF’s operating revenues and operating income by business segment for 2006, 2005 and 2004, as well as the percentage changes in revenues and income for the period shown.

	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
	(millions of euro)
Operating revenue
Exploration and Production	10,454	9,203	8,302	13.6%	10.9%
Refining and Marketing(1)	43,646	41,298	32,815	5.7	25.9
Chemicals	4,670	4,186	3,025	11.6	38.4
Gas and Electricity(2)	3,308	2,765	1,991	19.6	38.9
Other operating revenues and adjustments in the consolidation process	(6,998)	(6,407)	(5,841)	9.2	9.7

Total operating revenues	55,080	51,045	40,292	7.9	26.7

	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
	(millions of euro)
Operating income
Exploration and Production	3,286	3,246	3,062	1.2%	6.0%
Refining and Marketing	1,855	2,683	1,585	(30.9)	69.3
Chemicals	353	308	262	14.6	17.6
Gas and Electricity	469	389	310	20.6	25.5
Corporate and others	(52)	(465)	(533)	(88.8)	(12.8)

Total	5,911	6,161	4,686	(4.1)	31.5

(1)	Includes approximately €6,524 million, €5,636 million and €5,533 million in 2006, 2005 and 2004, respectively, relating to excise taxes on the products marketed.

(2)	In 2006, 2005 and 2004, Repsol YPF accounted for Gas Natural using the proportional integration method in accordance with its percentage ownership of Gas Natural, which was 30.847% at December 31, 2006, 2005 and 2004.

3.5.1	Exploration and Production (E&P)

	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
	(millions of euro)
Operating revenue
Spain	188	186	177	1.1%	5.1%
ABB	5,902	5,069	4,859	16.4	4.3
Rest of the World	4,364	3,948	3,266	10.5	20.9

Total	10,454	9,203	8,302	13.6	10.9

Operating revenue for 2006 was €10,454 million, a 13.6% increase compared to €9,203 million in 2005. The growth of operating revenue was principally due to higher international crude oil prices and higher gas realization prices.

The average sale price for Repsol YPF’s basket of liquids was US$46.29/barrel in 2006, compared to US$37.14/barrel in 2005. The average realization price for gas in 2006 was US$2.16 per thousand cubic feet, 35% higher than the previous year. This increase stemmed mainly from higher gas realization prices in Argentina as well as from Trinidad and Tobago’s greater relative share of total sales, where prices exceeded Repsol YPF’s average. In 2006, Repsol YPF’s average realization price for natural gas sales in Argentina was US$1.63 per thousand cubic feet, 22% higher than in 2005, reflecting the staged price increases approved by the Argentine government for industries, large-scale users, thermoelectric generating plants, and compressed natural gas (CNG) for vehicular consumption, which came into force in May and July of 2005, the greater relative sales to consumers with higher average prices and higher export taxes.

In 2006, the average production of hydrocarbons was 1,128,300 barrels of oil equivalent per day, 1.0% lower than in 2005. The decrease was mainly caused by a reduction in net crude oil production of 5,900 barrels of oil per day and in net natural gas production of 5,100 barrels of oil equivalent per day. The decrease in liquids and natural gas production took place mainly in Venezuela, due to the migration from operating concessions to joint ventures, and in Argentina.

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

	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
	(millions of euro)
Operating income
Spain	33	21	55	57.1%	(61.8)%
ABB	1,307	1,600	1,855	(18.3)	(13.7)
Rest of the World	1,946	1,625	1,152	19.8	41.1

Total	3,286	3,246	3,062	1.2	6.0

Exploration and Production operating income in 2006 increased 1.2% to €3,286 million from €3,246 million in 2005. The increase in operating income was principally due to higher international crude oil prices and higher gas realization prices.

Among the different factors which offset the drivers described above, the most important ones were higher taxes due to changes in the fiscal regimes of certain countries, higher amortization expense, due mainly to the negative reserves revision that took place in December 2005, and rising unit costs of production.

Exploration expenses amounted to €377 million in 2006, compared to €275 million in the previous year.

Exploration and Production operating income in years 2006 and 2005 did not reflect any capital gains from the sale of assets.

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

3.5.2	Refining and Marketing

	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
	(millions of euro)
Operating revenue
Spain	30,125	29,052	22,802	3.7%	27.4%
ABB	7,587	7,217	6,000	5.1	20.3
Rest of the World	5,934	5,029	4,013	18.0	25.3

Total	43,646	41,298	32,815	5.7	25.9

Refining and Marketing operating revenue for 2006 was €43,646 million, a 5.7% increase compared to €41,298 million in 2005. This increase was mainly due to higher international product prices.

In 2006, LPG sales in Spain declined by 12.5% as a result of the competition from natural gas and other energy sources, as well as mild weather in the fourth quarter of the year.

In Latin America, LPG sales increased 9% in 2006 from 2005 mainly due to strong growth in Peru (29%), Ecuador (4.9%) and Argentina (5.4%), as a result of the greater purchasing power of the Argentine population.

Refining and Marketing operating revenue for 2005 was €41,298 million, a 25.9% increase compared to €32,815 million in 2004. This increase was mainly due to higher international product prices.

LPG sales in Europe increased 2.9% in 2005 from 2004 as a result of the acquisition of the LPG business from Shell in Portugal. Sales in Spain declined by 1.7% as a result of the decrease in sales of bottled products, which was offset in part by the increase in sales of bulk and pipeline products.

In Latin America, LPG sales increased 5.2% in 2005 from 2004 mainly due to the strong growth in Ecuador (9.4%) and Peru (8.5%), which offset the costs for the entrance in the natural gas market in Lima, and a good performance in the rest of the countries. Retail margins increased in all countries.

	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
	(millions of euro)
Operating income
Spain	1,714	1,980	1,270	(13.4)%	55.9%
ABB	12	563	252	(97.9)	123.4
Rest of the World	129	140	63	(7.9)	122.2

Total	1,855	2,683	1,585	(30.9)	69.3

Refining and Marketing operating income in 2006 decreased 30.9% to €1,855 million from €2,683 million in 2005, principally reflecting lower refining margins (approximately €600 million) and the negative €250 million for stock losses. Repsol YPF’s refining margin indicator in 2006 decreased by US$2.10 per barrel to US$6.36 per barrel. Marketing margins in Spain were higher in 2006 than in 2005. In Argentina, however, margins were considerably lower due to the impossibility of passing product price increases on to retail prices.

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

In Spain, marketing margins were similar to the ones in 2004.

3.5.3	Chemicals

	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
	(millions of euro)
Operating revenue
Spain	3,177	3,089	2,444	2.8%	26.4%
ABB	845	691	549	22.3	25.9
Rest of the World	648	406	32	59.6	1,168.7

Total	4,670	4,186	3,025	11.6	38.4

Chemicals operating revenue increased by 11.6% to €4,670 million in 2006 from €4,186 million in 2005. This increase is due to higher product sale prices, in accordance with the evolution of international references for such prices.

Chemicals operating revenue increased by 38.4% to €4,186 million in 2005 from €3,025 million in 2004. This increase is due to the fact that 2005 included an entire year of revenue from the Sines site, whereas 2004 only included the month of December. Additionally, the revenues from Spain and ABB have increased because of higher product sale prices, in accordance with the evolution of international references for such prices.

	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
	(millions of euro)
Operating income
Spain	178	77	126	131.2%	(38.9)%
ABB	165	176	136	(6.2)	29.4
Rest of the World	10	55	—	(81.8)	n.a.

Total	353	308	262	14.6	17.6

Chemicals operating income in 2006 amounted to €353 million, 14.6% higher than in 2005. The increase in operating income was the result of higher international margins and sales growth, despite higher energy costs.

Average international margins in 2006 can be characterized as belonging to an above average cycle. In 2006, the average basic petrochemical margin was higher than in 2005. On the other hand, the derivative margins in Europe were similar to those for 2005. In 2006, both in basic as well as derivative petrochemicals, the high prices for olephins have set the trend for international margins. With respect to derivative petrochemicals in Latin America, the strong increase in methanol margins was noteworthy.

Chemicals operating income in 2005 amounted to €308 million, 17.6% higher than in 2004. The increase in operating income was the result of higher international margins of our portfolio, the contribution of the acquisition of the Sines complex and the positive impact of the divestment of participation in PBB Polisur.

Average international margins in 2005 can be characterized as belonging to an above average cycle. Both the basic and derivative margins of our portfolio in Europe and Latin American were greater in 2005 than in 2004. With respect to our European portfolio, higher margins were due to the fact that sales prices of derivative products reflected the higher prices of ethylene and propylene, which had risen sharply as a consequence of the high NAFTA prices, which reached a record amount following Hurricane Katrina. During 2005, margins of urea and methanol remained strong as a result of high prices of natural gas in the United States, and strong product demand.

3.5.4	Gas and Electricity

	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
	(millions of euro)
Operating revenue
Spain	2,608	2,125	1,531	22.7%	38.8%
ABB	278	248	243	12.1	2.1
Rest of the World	422	392	217	7.7	80.6

Total	3,308	2,765	1,991	19.6	38.9

Gas and Electricity operating revenues in 2006 increased 19.6% to €3,308 million from €2,765 million in 2005. This increase was mainly due to increases in average selling gas prices and the increase in electricity volumes in Spain and gas volumes in Latin America.

Gas sales volumes in Spain were almost flat due to the limited increase in the total gas market in Spain, where conventional demand was affected by mild weather and higher gas prices. The increase in gas sales volumes in Latin America was mainly due to the increase in the number of clients and the increase in electricity sales was mainly due to the increase in power generation capacity.

In the unregulated electricity market, Gas Natural Comercializadora had a market share of approximately 5% in 2006.

Gas and Electricity operating revenues in 2005 increased 38.8% to €2,765 million from €1,991 million in 2004. This increase was mainly due to greater revenues due to the sale of shares in Enagas and the increase in the volume of gas sales as well as in sales prices. The increase in volume and price of electricity in Spain also contributed positively.

The increase in sales volumes in Spain reflects the growth of gas sales to the liberalized market and the greater volumes of electricity generated. The increase in sales volumes in Latin America was mainly due to the increase in the number of clients and the better economic situation of the entire region.

In the unregulated electricity market, Gas Natural Comercializadora had a market share of approximately 7% in 2005.

	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
	(millions of euro)
Operating income
Spain	331	261	200	26.8%	30.5%
ABB	43	31	34	38.7	(8.8)
Rest of the World	95	97	76	(2.1)	27.6

Total	469	389	310	20.6	25.5

Gas and Electricity operating income in 2006 increased 20.6% to €469 million from €389 million in 2005. This increase was mainly due to the increase in electricity generation volumes, the increase in gas volumes in Latin America and the greater commercialization gas margins in Spain.

Gas and Electricity operating income in 2005 increased 25.5% to €389 million from €310 million in 2004. This increase was mainly due to the greater revenues due to the sale of shares in Enagas and the greater sales of both gas and electricity.

3.6	Liquidity and Capital Resources

3.6.1	Financial Condition

Repsol YPF has a substantial portfolio of short-term financial investments (shown in its balance sheet as cash and temporary cash investments) and other long-term financial investments included as non-current assets. These items are deducted from total financial debt to arrive at a “net financial debt” amount. The following table sets forth net financial debt and preferred shares as of December 31, 2006 and 2005:

	As of December 31,
	2006	2005
	(millions of euro)
Non-current bank borrowings & other financial liabilities	7,038	6,236
Current bank borrowings & other financial liabilities	1,556	2,701
Effect of valuation of interest rate derivatives(1)	(270)	(430)
Effect of valuation of exchange rate derivatives(2)	(482)	(475)
Total financial debt	7,842	8,032

Less:
Cash and cash equivalents	(2,781)	(2,905)
Long-term financial investments	(607)	(613)
Other financial assets(3)	(58)	—
Net financial debt	4,396	4,515
Preferred shares	3,445	3,485

Net financial debt including preferred shares	7,841	8,000

(1)	Interest rate swap operations are deducted from total financial debt in the balance sheet.

(2)	Corresponds to the Cross Currency Interest Rate Swap (due to the exchange rate effect), which are recorded on the consolidated balance sheet as financial assets and which are reclassified in financial liabilities as lower gross debt.

(3)	See Note 12 to the Consolidated Financial Statements regarding financial assets.

Repsol YPF finances its activities mainly in US dollars, either directly or through interest rate derivatives, which are principally cross currency interest rate swaps.

Repsol YPF’s capitalization and adjusted capitalization at December 31, 2006 and 2005 were as follows:

		At December 31,
		2006	2005
		(millions of euro, except ratios)
I	Total Financial Debt	7,842	8,032
	Preference shares	3,445	3,485

II	Total financial debt including preferred shares	11,287	11,517
	Minority interests	609	528
	Equity attributable to shareholders of the parent	17,433	16,262
III	Capitalization	29,329	28,307
IV	Less
	Cash and cash equivalent	(2,781)	(2,905)
	Other financial assets	(58)	—
	Long-term financial investments	(607)	(613)
V	Plus
	Subsidies and deferred revenues	224	200
VI	Adjusted Capitalization	26,107	24,989

	Total Debt to Capitalization Ratio (I / III)	26.7%	28.4%
	Net Debt to Adjusted Capitalization Ratio (I – IV / VI)	16.8%	18.1%
	Total Debt including preferred shares to Capitalization Ratio (II / III)	38.5%	40.6%
	Net Debt including preferred shares to Adjusted Capitalization Ratio (II – IV / VI)	30.0%	32.0%

During 2006, Repsol YPF’s net debt-to-adjusted capitalization ratio continued its decline to 16.8% at December 31, 2006, with total outstanding net debt of €4,396 million at that date. “Net financial debt including preferred shares” and “adjusted capitalization” are “non-GAAP” measures which are not regulated under IFRS but which constitute material information to investors because they form an integral part of the Group’s internal reporting and planning process as relevant measures of the Group’s liquidity and creditworthiness (particularly when combined in the net debt-to-adjusted capitalization ratio). Consistent with this approach, Repsol YPF’s 2005-2009 Strategic Plan announced in May 2005, sets financial strength targets for the period which are expressed in terms of the net debt-to-adjusted capitalization ratio and net debt including preference shares-to-adjusted capitalization ratio. This is also consistent with the Group’s financial structure and condition for the following reasons:

•

Repsol YPF carries on its balance sheet a substantial portfolio of liquid financial investments (shown as cash and temporary cash investments) and other long-term financial investments (included as non-current assets). Repsol YPF’s management believes that, in these circumstances, net debt provides an appropriate basis on which to assess the level of external funding required by the Group to finance its operations; and

•

The Group’s management believes that, considering the Group’s specific financial structure, “adjusted capitalization” is the metric that more accurately and comprehensively reflects the total amount of financial resources (provided both by external parties and from its shareholders) which are being employed by the Group at any particular point in time to finance its operations.

The main Repsol YPF instruments that are currently outstanding are as follows:

In October 1997, Repsol International Capital issued US$725 million in aggregate principal amount of 7.45% preferred shares guaranteed by Repsol YPF.

On May 5, 2000, Repsol International Finance issued €1,000 million in aggregate principal amount of 6% bonds due 2010, guaranteed by Repsol YPF.

On June 21,2001, Repsol International Finance issued €175 million in aggregate principal amount of 6% guaranteed notes due 2010, guaranteed by Repsol YPF.

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

On February 16, 2007, Repsol International Finance issued notes guaranteed by Repsol YPF as follows: €750 million in aggregate principal amount of Floating Rate guaranteed notes due 2012 and €500 million in aggregate principal amount of 4.75% guaranteed notes due 2017.

See Section 9 “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exposure.” See also Section 9.2.2 “Financial debt and Preferred Shares” for detailed discussion of the financial debt and preferred shares denominated in euros, US dollars and other currencies, and their expected maturity dates.

The following table shows the sources of net debt variation for 2006 and 2005.

	2006	2005
	(millions of euro)
Net financial debt at beginning of year	(4,514)	(5,398)
Net cash provided by continued operations before variations in working capital	6,498	6,856
Variations in working capital	(460)	(800)
Investments	(5,734)	(3,683)
Disposals	478	568
Dividends	(825)	(681)
Exchange rate translation effect	556	(813)
Other	(395)	(563)
Net financial debt at end of year	(4,396)	(4,514)

Cash flows from operating activities before variations in working capital decreased 5.5% to €6,498 million in 2006 from €6,856 million in 2005.

Cash flows from investing activities in 2006 reflected net cash outflows of €5,256 million, as a result of investments in fixed assets and other assets of €5,734 million and disposals of €478 million. This number does not include net financial divestments of €34 million since these do not affect net debt variation.

The remaining cash flow in 2006 was used to pay €825 million in dividends relating to fiscal year 2005, as compared to €681 million in dividends paid in 2005 relating to fiscal year 2004. The balance was used to reduce Repsol YPF’s outstanding debt.

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

The remaining cash flow in 2005 was used to pay €681 million in dividends relating to fiscal year 2004, as compared to €535 million in dividends paid in 2004 relating to fiscal year 2003. The balance was used to reduce Repsol YPF’s outstanding debt.

3.6.1.1	Contractual Obligations

The following table sets forth information with regard to Repsol YPF’s contractual obligations for the years indicated below, as of December 31, 2006:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(millions of euro equivalent)
Contractual obligation(1)
Operating Leases	1,994	248	421	342	983
Transport—Time charter fees(2)	628	106	147	100	275
Operating leases(3)	1,366	142	274	242	708
Purchase obligations:	38,158	2,127	3,892	4,604	27,535
Crude oil and others(4)	2,584	416	910	608	650
Natural gas(5)	35,574	1,711	2,982	3,996	26,885
Investment commitments(6)	569	301	226	42	—
Purchases of services(7)	2,724	587	638	309	1,190
Other transport obligations(8):	9,606	367	726	907	7,606
Total financial debt(9)	7,842	1,551	2,347	1,576	2,368
Preference shares	3,445	—	—	—	3,445
Other liabilities reflected on Repsol YPF’s Balance Sheet(10)	9,232	8,222	96	84	830

Total	76,561	13,848	9,213	8,463	45,037

(1)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using Repsol YPF’s best estimates.

(2)	Includes leases for time charter tankers for transport of crude oil, petroleum products, LPG, and natural gas not reflected in the balance sheet as of December 31, 2006. See Section 2. “Information on Repsol YPF—Operations—Refining and Marketing—Transport of Crude Oil and Distribution of Petroleum Products” and Section 2. “Information on Repsol YPF—Operations—Natural Gas—Spain.”

(3)	Reflects service station leases, which amount to €550 million.

(4)	This item does not include the Pemex contract described in Section 2. “Information on Repsol YPF—Operations—Refining and Marketing—Refining—Installed Capacity, Supply and Production.”

(5)	Includes the Repsol YPF long-term natural gas purchase obligations totaling €19,357 million, in which Repsol YPF held a 30.847% stake as of December 31, 2006 (this commitment includes the 25-year supply contract between Gas Natural and Sonatrach, see Section 2. “Information on Repsol YPF—Operations—Gas and Electricity—Natural Gas,” and the Repsol YPF Group’s commitments to purchase gas from Trinidad and Tobago totaling €3,124 million and from Peru totaling €12,881 million.

(6)	Principally corresponds to commitments to invest in exploration and production for a total of €358 million and the commitment to invest in combined cycles plants, through the participation in Gas Natural, for a total of €56 million.

(7)	Includes the purchase commitments of gas compression services for a total of €1,513 million.

(8)	Mainly reflects long-term transport obligations of Repsol YPF which amount to €4,960 million in the U.S. and which amount to €2,199 million in Canada.

(9)	Includes the effect of exchange rate and interest rate derivatives used as hedging instruments that amount to €752 million. See Section 3.6.1 “Financial condition” above.

(10)	Includes the long and short-term liabilities recorded under the long and short-term commercial creditors captions for the Repsol YPF tankers and Repsol YPF’s share in Gas Natural’s tankers leased for LNG transport, which amount to €619 million. See Section 2. “Information on Repsol YPF—Operations—Refining and Marketing—Transport of Crude Oil and Distribution of Petroleum Products” and Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Other Activities—LNG.” Does not include long- and short-term provisions on the balance sheet at December 31, 2006, which amounted to €2,957 million.

The following table sets forth information with regard to Repsol YPF’s sales commitments for the years indicated below, as of December 31, 2006:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(millions of euro equivalent)
Sales Commitments(1)	27,623	3,586	6,069	4,679	13,289
Crude oil sales and others	7,765	1,511	2,248	1,321	2,685
Natural gas sales(2)	19,858	2,075	3,821	3,358	10,604
Transport(3)	154	23	31	28	72
Provision of services	318	51	82	40	145
Leases(4)	575	67	76	79	353

Total	28,670	3,727	6,258	4,826	13,859

(1)	Includes sales commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using Repsol YPF’s best estimates.

(2)	Includes natural gas sale commitments in Argentina of €7,903 million, in Spain of €4,137 million, and of €3,383 million in Bolivia, and the Repsol YPF Group’s share of the Gas Natural Group’s long-term natural gas sale commitments, for a total of €1,817 million.

(3)	Fundamentally corresponds to the transport of YPF’s crude oil for a total of €138 million.

(4)	Mainly reflects the value of the lease of natural gas storage facilities, in the amount of €314 million (See Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Exploration, Development, Acquisitions and Production—Spain.”) and optical fibre assets for €200 million.

Repsol YPF has additional commitments under derivative contracts and guarantees. For a discussion of these additional commitments see Section 9. “Quantitative and Qualitative Disclosure About Market Risk” and “—Liquidity and Capital Resources—Financial Condition—Guarantees.”

3.6.1.2	Covenants in Repsol YPF’s Indebtedness

Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge and cross-default clauses.

Issues of unsecured and unsubordinated bonds representing €3,166 million (corresponding to a nominal amount of €3,175 million) at December 31, 2006 of marketable securities issued by Repsol International Finance, B.V., guaranteed by Repsol YPF, contain clauses whereby Repsol YPF undertakes to pay interest when due and the liabilities at maturity (‘cross-default’) and, subject to certain exceptions, not to create encumbrances on the assets of Repsol YPF in relation to these issues or to future issues of debt securities.

These cross-default provisions may be triggered subject to certain circumstances, if an event of default occurs with respect to indebtedness equal to or exceeding US$20 million or 0.25% of Repsol YPF’s shareholders’ equity, and in our recent bonds issued in February 2007 if an event of default occurs with respect to indebtedness equal to or exceeding US$50 million or 0.25% of Repsol YPF’s shareholders’ equity.

In the event of a default under any series of our bonds, the trustee, at his sole discretion or at the request of the holders of at least one-fifth or one-quarter of the bonds, depending upon the series, can declare the bonds of that series immediately due and payable.

With respect to bond issuances totaling €257 million as of December 31, 2006 (corresponding to a nominal amount of €258 million), YPF has agreed, among other things, to pay all amounts due at maturity and, subject to certain exceptions, not to establish liens or charges on its assets which would exceed 15% of Repsol YPF’s total consolidated assets. YPF’s debt contains similar cross-default provisions with respect to the payment of principal of or interest on indebtedness equal to or exceeding US$20 million. In the event of a default, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

Neither Repsol YPF’s debt nor any of its subsidiaries’ debt is in default.

3.6.1.3	Credit Ratings

The table below sets forth Repsol YPF’s current credit ratings:

	Standard & Poor’s(1)	Moody’s(2)	Fitch(3)

Short-term debt	A-2	P-2	F-2
Long-term debt	BBB	Baa1	BBB+

(1)	On July 20, 2006, Standard & Poor’s modified their corporate rating from BBB+ to BBB, with a stable outlook.

(2)	On May 3, 2006, Moody’s confirmed the Baa1 rating with a negative outlook.

(3)	In January 2006, Fitch decided to put the rating on creditwatch. On March 28, 2006, Fitch confirmed a BBB+ rating with a stable outlook.

A security rating is not a recommendation to buy sell or hold securities. The ratings shown in the table above may be revised, suspended or withdrawn at any time by the credit rating agencies.

We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing, or our ability to obtain access to new, credit facilities in the future. Should this occur, we would seek alternative sources of funding, including issuing preference shares, issuing bonds under our existing Euro Medium Term Notes Program or otherwise and issuing programs of pagarés (short-term indebtedness similar to commercial paper) in the Spanish domestic market. In the past, our main sources of liquidity have been our cash flows from operations, bank financing, issuance of commercial paper, debt securities and preference shares, and the proceeds from our divestment plan. As of December 31, 2006, total available liquidity was approximately €6,726 million, consisting of approximately €3,280 million available in unused credit lines, of which €1,955 million will expire by the end of 2007 and €1,325 million will expire thereafter, €2,839 million in cash and temporary cash investments and €607 million in long-term financial investments. As of June 22, 2007, 72.67% of Repsol YPF’s credit lines matured after December 31, 2007.

Any future downgrades will not preclude us from using any of our existing credit lines.

3.6.1.4	Guarantees

As of December 31, 2006, companies of the Repsol YPF group had provided the following guarantees to companies that Repsol YPF does not consolidate under the full consolidation method or the proportional integration method:

•	Repsol YPF provided guarantees for the financing activities of Central Dock Sud, S.A. in the amount of €19.9 million.

•	Repsol YPF has provided bank guarantees for the financing activities of EniRepSa Gas Limited, in which Repsol YPF holds a 30% interest, in the amount of €18.2 million.

•	Repsol YPF has provided guarantees for the financing activities of Atlantic LNG Company of Trinidad and Tobago in which Repsol YPF holds a 20% interest, in the amount of €36.2 million; and

•

Repsol YPF has arranged bank guarantees for its stake in the heavy crude oil pipeline Oleoducto de Crudos Pesados de Ecuador, S.A. (“OCP”). The guarantees are for construction, abandonment and environmental risks up to €11.2 million and for operating risk up to €11.4 million. Repsol YPF pledged all its shares of OCP’s capital stock.

The directors of Repsol YPF do not expect significant losses to arise from these commitments, in addition to those already recorded.

3.6.2	Capital Investments and Divestitures

Capital investments in 2006 totaled €5,737 million. Repsol YPF used cash flow to finance these investments as well as the dividend payments. The table below sets forth Repsol YPF’s capital expenditures and investments by activity for each of 2006, 2005 and 2004.

	2006		2005		2004
	(millions of euro)%		(millions of euro)%		(millions of euro)%
Capital investments
Exploration and Production	4,062	70.8	1,948	52.4	1,185	31.6
Refining and Marketing	966	16.8	995	26.8	1,311	35.0
Chemicals	222	3.9	170	4.6	292	7.8
Gas and Electricity	328	5.7	457	12.3	777	20.7
Corporate and other	159	2.8	143	3.9	182	4.9

Total capital investments	5,737	100.0%	3,713	100.0%	3,747	100.0%

Exploration and Production investments

Exploration and Production investments in 2006 were €4,062 million, a 108.5% increase compared to 2005 (€1,948 million), which, in 2006, included the purchase of a participation in the Shenzi field in the Gulf of Mexico, worth $2,145 million (€1,727 million), the construction of the Canaport regasification plant, the acquisition of a 10% stake in West Siberian Resources, and greater expenditure in development and exploration.

Development investments represented 37% of total exploration and production investments. The breakdown of development investments was as follows: Argentina 59%, Trinidad & Tobago 9%, Venezuela 8%, U.S.A. 6%, Ecuador 4%, and Algeria 3%. Development investments are those investments designed to bring discovered reserves into production, as well as necessary facilities for the treatment and withdrawal of production; therefore, these investments generally fall into the category of Exploration and Production investments. In general, drilling of wells, construction of facilities and transport systems (oil ducts/gas ducts), engineering, repairs of wells and other investments relate to the development of oil and gas fields.

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

Refining and Marketing investments

During 2006, investments in the refining and marketing area totaled €966 million, a 2.9% decrease compared to 2005. These investments were mainly spent on improving operations, fuel quality, safety and the environment, and on conversion projects, as well as revamping and upgrading the service station network.

During 2005, investments in the refining and marketing area totaled €995 million, a 24.1% decrease compared to 2004. These investments were made in connection with current refining projects.

Chemicals investments

Chemicals investments in 2006 were €222 million, a 30.6% increase compared to 2005. Investments in 2006 included a revamp at the PO/SM plant at Tarragona to increase its capacity by 33%, a benzene production unit at Tarragona plus capacity increase of the cracker and high density polyethylene plant at the Sines complex. Chemicals investments in 2005 were €170 million, a 41.8% decrease compared to 2004. This significant decrease is due to the Sines complex acquisition in 2004 which had no equivalent in 2005. Investments in 2005 were used for capacity growth and improvements in existing units.

Gas and Electricity investments

Gas and Electricity investments in 2006 were €328 million, a 28.2% decrease compared to 2005. The decline in investments is mainly due to the fact that Gas Natural purchased DERSA, a wind farm generation company, in 2005.

Gas and Electricity investments in 2005 were €457 million, a 41.1% decrease compared to 2004. The decline in investments is mainly due to the fact that Repsol YPF purchased shares of Gas Natural in 2004, but did not buy any shares in 2005.

Corporate and other investments

Corporate and other investments in 2006 were €159 million, of which €59 million were invested in the new building in Paseo de la Castellana in Madrid, €18 million in the new headquarters in Buenos Aires and €65 million in information systems.

Corporate and other investments in 2005 were €143 million, of which €49 million were invested in the building in Paseo de la Castellana in Madrid and €38 million in information systems.

Future capital expenditures and investments

Repsol YPF has projected investments for the period 2007-2009 of approximately €18,500 million, broken down by business segments as follows:

2007-2009
(millions of euro)
Future Capital Expenditures
Exploration and Production	11,335
Refining and Marketing	4,295
Chemicals	840
Gas and Electricity	1,245
Corporate assets and other	785

Total	18,500

Approximately 60% of the total investment for the period will be allocated to Exploration and Production.

Repsol YPF intends to intensify its activities in areas with high levels of expected profitability, such as North Africa, Caribbean, Gulf of Mexico, Russia and the Middle East, as well as the integrated LNG businesses in the Atlantic Rim and the new project Peru LNG in the Pacific.

In North Africa, Repsol YPF expects to strengthen its position in Algeria and Libya with planned investments. In Algeria, Repsol YPF will be the operator of the Gassi Touil project, which is the largest project undertaken by a foreign company in the country. In Libya, growth of investment and exploratory activity strengthens the position of Repsol YPF in this key country.

In the Caribbean, approximately 55% of the investments between 2007 and 2009 will be allocated to Trinidad and Tobago.

As part of the diversification strategy, the acquisitions in the Gulf of Mexico (28% of Shenzi and of Genghis Khan) will consolidate this region as a growth area together with NA (Libya and Algeria) and T&T.

Repsol YPF’s stake in the Persian LNG project in Iran will enable the company to further its position in the Middle East which is a future growth area.

Repsol YPF’s LNG position in the Atlantic Rim was strengthened by the creation of a joint venture with Gas Natural SDG. This investment plan also includes the construction and start-up of a regasification plant in Canada.

Of the total investment in Argentina, Bolivia and Brazil, almost 70% will be directed to exploration and production activities in Argentina.

In Refining and Marketing, strong investments will be made in all of Repsol YPF’s refineries, particularly in those located in Spain (over 50% of the amount invested) to meet product quality specifications, improve operations and safety, and increase production and conversion capacity. A major portion of this investment will be earmarked for the development of biofuel projects.

In the chemicals area, the investment provided for by the plan is expected to be directed mainly to the optimization and expansion of the petrochemical complex at Sines, Portugal.

Divestitures

The total amount of proceeds from significant divestitures undertaken by Repsol YPF is presented in the following table:

	2006	2005	2004
	(millions of euro)
Divestitures
Fixed assets	366	271	39
Financial assets	139	287	199
Other assets	10	23	24

Total divestitures	515	581	262

The principal assets divestments in 2006 relate to the sale of certain buildings in Madrid (€157 million), certain assets in Mexico and others (€97.6 million) and Enagas and other financial assets (€ 139 million). The principal financial divestments in 2005 relate to PBB Polisur (€123.8 million) and Enagas (€125.3 million). Those figures (2006 and 2005) include the gains on the sale, which are accounted for as operating income, in accordance with IFRS.

The main income from divestitures in 2006 came from fixed and financial assets, among which the following are noteworthy: the sale of certain buildings in Madrid (€137 million), the sales of Gas Natural SDG’s stake in Enagas and other financial assets (€70 million) and the sale of certain Exploration & Production assets in Mexico and others (€ 25 million).

The main income from divestitures in 2005 came from fixed and financial assets, among which the following are noteworthy: the sale of certain assets in Trinidad & Tobago (€56 million) and in Mexico (€49 million), the sale of YPF’s stake in PBB Polisur (€88 million), and the sale of Gas Natural SDG’s stake in Enagas (€36 million).

3.7	Research and Development

To carry out research and development programs of mutual interest, Repsol YPF maintains different cooperation agreements with universities, companies and other technological centers, both public and private. In 2006, we spent more than €8 million under these agreements (240 of which are in place).

Repsol YPF participates actively in the research and development programs sponsored by different government administrations, taking part in 18 projects sponsored by the Spanish government and in six European Union projects during 2006.

The research and development projects and activities apply to the entire value chain of the business—including exploration of new deposits of crude oil or gas, extraction and conditioning for transportation, transformation and manufacture of products at industrial complexes, and distribution to the end customer. To accomplish its research and development programs and activities, Repsol YPF has two Technology Centers, one in Spain (Móstoles) and another in Argentina (La Plata) where round 450 people work. In 2006, the Repsol YPF Technology Unit allocated €65 million to the activity, to which another €7 million were added in projects executed through the business units.

•

In the Hydrocarbon Exploration and Production area, the projects are focused towards three main objectives: i) increasing the production of crude oil and gas and towards improving the petroleum recovery factor (both for heavy and extra-heavy crudes, as well as for conventional ones); ii) exploiting natural gas reserves through the liquefied natural gas chain and other alternatives; iii) reducing the environmental impact of operations and optimizing production and decreasing operating costs.

•

In Petroleum Product Refinery and Marketing, the Technology Unit provides specialized technological support to the refineries to produce gasolines and gas oils of the best quality, complying ahead of time with the requirements of international standards. In addition, new products are also being developed, such as biofuels or better performing lubricants and asphalts.

•

In Petrochemicals, the company continued its significant effort towards the consolidation of the proprietary technology developed in the last few years, which have allowed for the expansion of the propylene oxide plant in Tarragona from 150,000 mt/year to 200,000 mt/year. Using the latest catalyzer technologies has allowed for optimizing processes and better adjustments to customer demands.

Repsol YPF develops its own technology when it has a competitive advantage and acquires available technology (optimizing and adapting them for the markets in which it competes) when it proves to be more advantageous to its business goals. Repsol’s goal is to increase the collaboration with the surrounding technological environment, universities and centers of public investigation, as well as with other companies, for a better use of and flexibility in the employment of resources and to decrease the risks in those areas in which it is involved. The total cost of developing its own technology in 2006, 2005 and 2004 has been €71.7 million, €63.2 million and €57.7 million, respectively. The total cost in collaborations with universities and technological centers in 2006, 2005 and 2004 has been €8.3 million, €5.9 million and €5.7 million, respectively.

3.8	Recent Developments

3.8.1.	Repsol YPF approves a new organizational structure.

On May 30, 2007, at the proposal of its Chairman and CEO, Antonio Brufau, Repsol YPF’s Board of Directors unanimously approved a new organizational structure oriented towards the execution of the Company’s large growth projects as well as setting the pace for future developments.

Under Repsol YPF’s new organizational structure, there will be a Chief Operating Officer reporting directly to the Chairman who will be in charge of the control and coordination of all the Company’s business units. This role will be taken up by the current Group Managing Director of Corporate Control and Development, Miguel Martínez.

The Company has decided to create the Liquefied Natural Gas (LNG) Division, due to the importance of this activity to Repsol YPF where the Company foresees substantial future development. The position of Executive Managing Director of the YPF Division is also being created, who will be in charge of maximizing the value of Repsol YPF assets in Argentina and Bolivia.

The company’s four business executive managing directors will be the following: Executive Managing Director of Upstream (Exploration and Production), Nemesio Fernandez-Cuesta, who will expand his responsibilities to all countries with the exception of Argentina and Bolivia; Executive Managing Director of Downstream (Refining, Marketing, LPG and Chemicals), Pedro Fernandez Frial, who will expand his geographic areas of responsibility to Brazil; Executive Managing Director of YPF (Exploration, Production in Argentina and Bolivia, Refining, Marketing and Chemicals in Argentina) who is the current Director of the Chemical Division, Antonio Gomis Saez; and the Executive Managing Direction of LNG, who will be the current Executive Director of ABB (Argentina, Brazil and Bolivia), Enrique Locutura. All of them, in addition to the Group Managing Director of Resources, Cristina Sanz, who is in charge of providing the necessary services for the development of the businesses, will report directly to the new Chief Operating Officer.

In addition to the Chief Operating Officer, who will report directly to Antonio Brufau, the following will be the principal officers of the company: The Group Managing Director, the General Counsel and Secretary of the Board of Directors (responsible, amongst others, of the legal affairs and management of the Group’s real estate assets), the Head of Communication and Head of the Chairman’s Office (communication, institutional and international affairs, social responsibility and brand positioning), the Chief Financial Officer (finance and fiscal-economic management, management control and investor relations) and the Group Managing Direction of Human Resources (employee organization, development, planning and remuneration).

Additionally the corporate divisions of Corporate Strategy and Development, and Management Development will report directly to the Chairman and CEO.

There will also be a new Group Managing Direction of Human Resources, due to the early retirement of the current incumbent, Jesus Fernandez de la Vega. The new Group Managing Director of Human Resources will be Javier Macian, who is currently the Director of Human Resources of ABB (Argentina, Brazil and Bolivia).

Repsol YPF’s new organizational structure also creates the position of the Corporate Director of Management Development, who will report to Antonio Brufau.

The new organizational structure of the Company and the creation of the position of Chief Operating Officer in charge of its coordination and control is targeted towards better identification and development of the organic growth opportunities.

4. Directors, Senior Management and Employees

4.1	Directors and Officers of Repsol YPF

4.1.1	Board of Directors

As of June 25, 2007, the members of the Board of Directors of Repsol YPF were as follows:

	Position	Year Appointed	Current Term Expires
Antonio Brufau Niubó(1)(2)	Chairman and Director	1996	2011
Luis F. del Rivero Asensio (1)(6)	1st Vice-Chairman and Director	2006	2011
Jorge Mercader Miró(1)(5)(12)	2nd Vice-Chairman and Director	2004	2009
Juan Abelló Gallo(6)(12)	Director	2006	2011
Paulina Beato Blanco(3)(7)	Director	2005	2010
Artur Carulla Font(3)(10)	Director	2006	2010
Luís Carlos Croissier Batista(3)(12)	Director	2007	2011
Carmelo de las Morenas López(3)(8)	Director	2003	2011
Ángel Durández Adeva(3)(8)	Director	2007	2011
Javier Echenique Landiríbar(1)(3)(8)	Director	2006	2010
Antonio Hernández-Gil Álvarez-Cienfuegos(1)(3)(9)	Director	1997	2009
Jose Manuel Loureda Mantiñán(6)(12)	Director	2007	2011
PEMEX Internacional España, S.A.(1)(4)(11)	Director	2004	2010
Manuel Raventós Negra(5)(10)	Director	2007	2011
Henri Philippe Reichstul(1)(3)	Director	2005	2010
Luis Suárez de Lezo Mantilla(1)(2)	Director and Secretary	2005	2009

(1)	Member of the Delegate Committee (Comisión Delegada).

(2)	Executive Director.

(3)	Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors.

(4)	Raul Cardoso Maycotte serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol YPF, S.A. Spanish law permits limited liability companies to serve as members of the Board of Directors. A company serving in such a capacity must appoint a natural person to represent it at the meetings of the Board of Directors.

(5)	Nominated for membership by Caja de Ahorros y Pensiones de Barcelona.

(6)	Nominated for membership by Sacyr Vallehermoso, S.A.

(7)	Chairman of the Audit and Control Committee.

(8)	Member of the Audit and Control Committee.

(9)	Chairman of the Nomination and Compensation Committee.

(10)	Member of the Nomination and Compensation Committee.

(11)	Chairman of the Strategy, Investment and Competition Committee.

(12)	Member of the Strategy, Investment and Competition Committee.

The principal business activities of the Directors of Repsol YPF performed outside Repsol YPF are:

Antonio Brufau Niubó: Vice-Chairman of Gas Natural SDG, S.A.

Luis Fernando del Rivero Asensio: Executive Chairman of Sacyr Vallehermoso, S.A., and Director of the following entities of the Sacyr Vallehermoso Group: Europistas, S.A., Testa Inmuebles en Renta, S.A., Sacyr, S.A.U., Vallehermoso División Promoción, S.A.U., Itínere Infraestructuras, S.A., Valoriza, S.A.U., Vice-Chairman of Autopista Vasco Aragonesa Concesionaria Española, S.A. Joint and Several Administrator of Sacyr Vallehermoso Participaciones Mobiliarias, S.L. and Chairman of Tesfran.

Jorge Mercader Miró: Chairman of Miquel y Costas & Miquel, S.A., Chairman of Sociedad General de Aguas de Barcelona, S.A.(AGBAR), Second Vice-Chairman of “la Caixa,” Director of Caixa Holding, S.A. and Director of Corporación Alimentaria Peñasanta, S.A. (CAPSA).

Juan Abelló Gallo: Chairman of Torreal, S.A. and Alcaliber, S.A. (as representative of Nueva Compañía de Inversiones, S.A.); Vicechairman of Sacyr Vallehermoso, S.A. (as representative of Nueva Compañía de Inversiones, S.A.) and CVNE (as representative of Austral, B.V.); and director of AGBAR (as representative of Nueva Compañía de Inversiones, S.A.), Inssec (as representative of Torreal, S.A.), Lanetro Zed, S.A. (as representative of Nueva Compañía de Inversiones, S.A.) and Grupo Banca Leonardo.

Paulina Beato Blanco: Advisor to the Iberoamerican Secretariat General (Secretaría General Iberoamericana), professor for Economic Analysis in various universities and member of a special Board for promoting Knowledge Society in Andalusia.

Artur Carulla Font: Chief Executive Officer of Agrolimen, S.A., Chief Executive Officer of Corporación Agrolimen, S.A., Chairman of the following companies: Affinity Petcare, S.A., Preparados Alimenticios, S.A. (Gallina Blanca Star), Biocentury, S.L., The Eat Out Group, S.L. and Quercus Equity, S.L., Director of Arbora & Ausonia, S.L.U, Vice-Chairman of Círculo de Economía, Vice-Chairman of Fundación ESADE, Member of Fundación Lluis Carulla and Member of the Management Board of Instituto de la Empresa Familiar.

Luis Carlos Croissier Batista: Director of Jazztel Plc, Adolfo Dominguez, S.A., Testa Inmuebles en Renta, S.A., High Tech Hotels & Resorts, S.A. and Grupo Copo de Inversiones, S.A.

Carmelo de las Morenas López: Director of the Britannia Steam Ship Insurance Association Limited and Director of Orobaena S.A.T.

Àngel Durández Adeva: Director of Gestevisión Telecinco, S.A., Member of the Advisory Board of Iroko Films, Arcadia Capital, Exponencial-Agencia de Desarrollos Audiovisuales, S.L., DBP Consultants, Ambers & Co, Responsables Consultores and FRIDE (Foundation for the international relations and the foreign development), Director of Real Estate Equity Portfolio, S.A., Chairman of Información y Control de Publicaciones, S.A., Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente and Vicepresident of Fundación Euroamérica.

Javier Echenique Landiríbar: Director of Telefónica Móviles, México, Actividades de Construcción y Servicios (ACS), S.A., Uralita, S.A., Grupo Empresarial ENCE, S.A., and Consulnor, S.A. Furthermore, Javier Echenique Landiríbar is Member of the Delegate Committee of Telefónica, S.A. in the Basque region, Member of the Foundation Board of Fundación Novia Salcedo, Director of Agencia de Calidad y Acreditación del Sistema Universitario Vasco and Member of the Círculo de Empresarios Vascos.

Antonio Hernández-Gil Álvarez-Cienfuegos: Director and Member of the Audit and Control Committee of Barclays Bank, S.A.

José Manuel Loureda Mantiñán: Director of Sacyr Vallehermoso, S.A. (as representative of Prilou, S.A.), Chairman of Valoriza, S.A.U. and Director of Autopista Vasco Aragonesa Concesionaria Española, S.A., Vallehermoso División Promoción, S.A.U., Testa Inmuebles en Renta, S.A., Sacyr, S.A.U. and Itinere Infraesturas, S.A.

Raul Cardoso Maycotte: Managing director of PEMEX Internacional España, S.A. and P.M.I. Holdings Petróleos España, S.L., as well as the Mexican representative for OPEC and the International Energy Agency, amongst other forums.

Manuel Raventós Negra: Third Vice-Chairman of “la Caixa,” Vice-Chairman of Sociedad General de Aguas de Barcelona, S.A. (AGBAR), Director of Caifor, S.A., Abertis Infraestructuras, S.A., Caixa Holding, S.A., Confide Residencial, S.L. (as representative of Grupo Confide, S.A.), SAR, S.A. (as representative of Confide Residencial, S.L.), Chairman and Managing Director of Josep Maria Raventós i Blanc, S.A., Chairman of Cefrusa Servicios Frigoríficos, S.A. (as representative of Urcu, S.A.), Director of Migjorn, S.A. (as representative of Urcu, S.A.), Member of the Management Board of L’Institut Agricola Català de Sant Isidre and Foment del Treball Nacional, Member of Fundación “La Caixa,” Fundación ESADE, Fundación Institució Cultural del Cic and Fundación Elisava Escola Superior de Disseny.

Henri Philippe Reichstul: Member of the Strategic Board of ABDIB, Member of the Board of Ashmore Energy Internacional, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of Surveillance Board of Peugeot Citroen, S.A. and Vice-Chairman of the Brazilian Foundation for Sustainable Development.

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

Whenever the issue is of sufficient importance, in the opinion of the Chairman or three members of the Delegate Committee, the resolutions adopted by the Delegate Committee shall be submitted to the full Board for ratification. The same shall be applicable in any business referred by the Board to be studied by the Delegate Committee, while reserving the ultimate decision to the Board. In all other cases, the resolutions adopted by the Delegate Committee shall be valid and binding with no need for subsequent ratification by the Board. The Delegate Committee is composed of the Chairman and a maximum of seven directors, who are appointed from among the executive directors, institutional outside directors and independent outside directors based upon the relative weight of each type of director in the composition of the Board of Directors. The Regulations that govern the Delegate Committee are set out in Repsol YPF’s Bylaws and the Regulations of the Board of Directors.

4.1.3	The Audit and Control Committee (“Comisión de Auditoría y Control”)

The Audit and Control Committee of the Board of Directors of Repsol YPF was established on February 27, 1995.

The Audit and Control Committee carries out supervision, reporting, advising and proposal functions, supports the Board in its supervisory duties, including the periodic review of the preparation of economic and financial information of Repsol YPF, executive controls, supervision of the internal audit department and the independence of the external auditors, as well as the review of compliance with all the legal provisions and internal regulations applicable to Repsol YPF. This Committee is competent to formulate and submit proposals to the Board regarding the appointment of external auditors, extension of their appointment, their removal and the terms of their engagement. It also informs the General Meeting, through its Chairman, of any issues raised by shareholders regarding matters within its competence.

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

The Audit and Control Committee is composed of a minimum of three directors appointed for a four-year term. Its members shall have the necessary time commitment, capability and experience to perform their function. In addition, the Audit and Control Committee Chairman must have experience in business management and familiarity with the accounting procedures; in any event, one of the Audit and Control Committee’s members must have the financial experience required by the market regulatory agencies. Executive directors may not sit on the Audit and Control Committee.

The Regulations that govern the Audit and Control Committee are set out in Repsol YPF’s Bylaws, in the Regulations of the Board of Directors and in the Regulations of this Committee. See Section 13A “Audit Committee Financial Expert.”

Activities of the Audit and Control Committee during 2006

The Audit and Control Committee held 25 meetings during 2006 and, among other activities, has performed: (i) the periodic review of the financial information; (ii) the monitoring of the annual corporate audit plan; (iii) the supervision of the internal control systems; and (iv) the oversight of the independence of the external auditors. In addition, the Audit and Control Committee undertook in 2006, with the assistance of an independent counsel (King & Spalding LLP), an independent review of the facts and circumstances of the reduction in proved reserves announced by the Company on January 26, 2006.

The Audit and Control Committee adopted in June 2005 certain procedures for the receipt, retention and treatment of complaints received by Repsol YPF regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission of concerns regarding questionable accounting or auditing matters. Communications on these matters can be sent to the Audit and Control Committee via our corporate website, Repsolnet or by traditional post or electronic mail.

In September 2006, the Audit and Control Committee evaluated its own performance and effectiveness.

4.1.4	Nomination and Compensation Committee (“Comisión de Nombramientos y Retribuciones”)

The Nomination and Compensation Committee of the Board of Directors, which is composed of a minimum of three directors appointed for a four-year term, among other functions, is responsible for the nomination of directors, director compensation policy and reporting on director compensation to the Board of Directors. Executive directors may not sit on the Nomination and Compensation Committee.

The Regulations that govern the Nomination and Compensation Committee are set out in the Regulations of the Board of Directors and in the Regulations of this Committee.

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

The Regulations that govern the Strategy, Investment and Competition Committee are set out in the Regulations of the Board of Directors and in the Regulations of the Committee.

4.1.6	Executive Committee (“Comité de Direccion”)

Effective as of January 13, 2005, Repsol YPF approved an organizational structure that simplified and rationalized the committee structures of the Company, and streamlined the decision-making process. The former Executive Committee and the Management Committee were replaced by a single Executive Committee (“Comité de Dirección”), which is charged with the tasks of defining the Group’s strategy and managing the Group’s operations, and whose members were as follows:

Name	Position
Antonio Brufau Niubó	Chairman and Chief Executive Officer
Pedro Fernández Frial	Executive Director of Downstream
Nemesio Fernández-Cuesta Luca de Tena	Executive Director of Upstream
Jesús Fernández de la Vega Sanz	Group Managing Director of Human Resources
Jaume Giró Ribas	Group Managing Director of Communication and Head of the Chairman’s Office
Enrique Locutura Rupérez	Executive Director of Argentina, Brazil and Bolivia
Miguel Martínez San Martín	Group Managing Director of Control and Corporate Development
Fernando Ramírez Mazarredo	Group Managing Director of Finance and Corporate Services
Luis Suárez de Lezo Mantilla	General Counsel and Secretary of the Board of Directors
Cristina Sanz Mendiola	Corporate director of Resources

The following is a summary of the business experience and areas of expertise of the members of the Executive Committee.

Antonio Brufau Niubó: Graduate in Economics by the University of Barcelona. From 1999 to 2004, held the position of Managing Director for the “la Caixa” Group. Appointed Chairman of the Gas Natural Group in July

1997, he served as a member of the Repsol YPF Board of Directors from 1996, until nominated Chairman and CEO of this oil company on October 27, 2004, position which he currently occupies. He is also Vice Chairman of the Gas Natural Group. During his extensive business career, Antonio Brufau has served on the Board of Directors of several companies, including Suez, Enagás, Abertis, Aguas de Barcelona, Colonial and Caixa Holding, the CaixaBank France and CaixaBank Andorra. Until December 2005, he was the only Spanish member in the Executive Committee of the International Chamber of Commerce (ICC). In July 2002, he was appointed Chairman of Barcelona’s Círculo de Economía, position he occupied until July 2005.

Miguel Martínez San Martín: He is an Industrial Engineer with a degree from the Escuela Técnica Superior de Ingenieros Industriales of Madrid who specializes in financial information systems. He joined the Executive Committee of Repsol YPF in January 2005 as Group Managing Director of Control and Corporate Development.In 1993 he started at Repsol YPF as Economic Financial Director of Refining and Repsol Comercial, where he has also held the position of Director of the company-owned-and-operated network, Campsared. Afterwards, and until 2005, he was Director of Repsol YPF´s Service Stations in Europe.

Enrique Locutura Rupérez: Mining Engineer (E.T.S.I.M., Madrid). In 2000 he was appointed Corporate Director of Shared Services at Repsol YPF, a post he held until June 23, 2003 when he took up Chief Executive Officer of Gas Natural. Currently and from January 13, 2005, he is the Executive Director Argentina, Brazil and Bolivia for Repsol YPF.

Fernando Ramírez Mazarredo: He received his degree in Economic and Business Sciences from the University of Madrid and is a Certified Public Accountant. He was Chairman of the Spanish Financial Futures market (“Mercado Español de Futuros Financieros”) from April 2004 to June 2005.

Jaume Giró Ribas: He received his degree in Communication Sciences from the University of Navarra and a diploma in Business Administration and Management from the ESADE. Since November 2004, he has been Group Executive Director of Communication and Head of the Chairman’s Office of Repsol YPF.

Jesús Fernández de la Vega Sanz: He received his degree in Law from the Universidad Complutense of Madrid and in Comparative Law from the University of Strasbourg. He is a Technical Labor and Social Security Inspector and was Assistant General Director of Studies and Director General of Employment at the Ministry of Labor and Social Security and Member of the Economic and Social Council. He has been Group Managing Director of Human Resources since the creation of Repsol YPF.

Luis Suárez de Lezo Mantilla: He received his degree in Law from the Universidad Complutense of Madrid and is State Attorney (on leave) specializing in Commercial and Administrative Law. He is General Counsel and Secretary of the Board of Directors of the Repsol YPF Group.

Nemesio Fernández-Cuesta Luca de Tena: Graduate in Economics and Business Studies by the Madrid Universidad Autónoma. Spanish State Economist since 1981. In 1996 he was appointed Secretary of Energy and Natural Resources by the Spanish Government. He came back to Repsol YPF in 2003 holding the position of Director of Shared Services and currently and currently he is Executive Director of Upstream.

Pedro Fernández Frial: He is Industrial Engineer with a degree from the Escuela Técnica Superior de Ingenieros Industriales of Madrid. Until becoming Executive Director of Downstream in 2005, he occupied the position of Corporate Director of Planning and Control of Repsol YPF.

Cristina Sanz Mendiola: She holds a Senior Industrial Engineer degree from the Escuela Técnica Superior de Ingenieros Industriales of Madrid. As a member of the Corps of Industrial Engineers of the Spanish Ministry of Industry and Energy, she was appointed General Subdirector of International Industrial Relations in charge of both bilateral and European Union relations. Afterwards, she was General Subdirector of Energy Planning of the Spanish Government, whose responsibilities included the areas of Environment and Research and Development.

In 1994, she joined Repsol YPF and since January 2005, she has been Corporate Director of Resources, being responsible for Engineering, Information Systems, Technology, Purchasing and Contracting, Environment and Safety, and Insurance.

Members of the Executive Committee of Repsol YPF do not serve for a predetermined term, but instead are employed for a period which is, in principle, indefinite until retirement, death or voluntary or involuntary termination.

On May 30, 2007 the Board of Directors has approved a new organizational structure. Jesus Fernandez de la Vega after many years as Managing Director of Human Resources retired and is replaced by Javier Macian Perez. Enrique Locutura, appointed Executive Managing Director of LNG is replaced by Antonio Gomis Saez as Executive Managing Director of YPF.

The following is a summary of the business experience and areas of expertise of the new members of the Executive Committee.

Javier Macian Perez: He has been appointed Group Managing Director of Human Resources. Until now, he has been Director of Human Resources for ABB. His professional experience includes top management positions in the Human Resources Area in Argentina and Spain, including Director of Human Resources in Refining and Marketing (1999-2001), Director of Human Resources Europe (2001-2002), and Director of Human Resources Services (2002-2005).

Antonio Gomis Sáez: He has appointed Executive Managing Director of YPF, has been until now Repsol YPF´s Director of the Chemical Division for Europe and the rest of the world. Antonio Gomis’ professional experience in Repsol YPF Group started in 1974, and in 1986 he was appointed Director of International and Institutional Relations of Repsol S.A., which he held until 1997. That year he was designated General Director of Energy for Spain. In 2000, he again joined Repsol YPF Group as the Corporate Director for External Relations.

4.1.7	Disclosure Committee (“Comité Interno de Transparencia”)

In November 2002, Repsol YPF created the Disclosure Committee to perform, among others, the following functions:

•

Supervision of the establishment and maintenance under the Chief Executive Officer and the Chief Financial Officer of procedures governing the preparation of information to be publicly released by Repsol YPF in accordance with applicable law and regulation or which are, in general, communicated to the markets, in addition to the supervision of certain controls and other procedures that are designed to ensure that (1) such information is recorded, processed, summarized and reported accurately and on a timely basis; and (2) such information is accumulated and communicated to management, including Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding such requisite disclosure, making the improvement proposals it deems appropriate to the Chief Executive and Chief Financial Officer;

•

Revision and evaluation of the accuracy, reliability, sufficiency and clarity of all information contained in documents destined for public release by Repsol YPF, including, in particular, communications made to the CNMV, the SEC, the CNV and the other regulators and supervisory bodies of the stock markets on which shares in Repsol YPF, S.A. are listed;

•	Supervision of the Disclosure Committee established by YPF, S.A. in connection with the listing of its shares in the United States; and

•

Carrying out any other function which, in connection with the preparation and communication of financial information, is requested by the Board of Directors, the Audit and Control Committee, the Chief Executive Officer or the Chief Financial Officer.

The Disclosure Committee is composed of the economic and administration director, who is the Chairman of the Committee, the Legal Services corporate director, who acts as the Secretary of the Committee, the corporate audit director, the economic and administration director for the Corporation, the internal control and accounting policies director, the investor relations director, the external relations director, the corporate risk management director, the corporate governance affairs director, a representative of the Corporate Division of Communication and Head of the Chairman’s Office, a representative of the Corporate Division of Control and Corporate Development, a representative of the Corporate Division of Human Resources, a representative of the Business Division of Upstream, a representative of Business Division of Downstream and a representative of the Business Division of Argentina, Brazil and Bolivia.

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

Independence of the Directors on the Board of Directors

In accordance with the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not regulate the types of directors nor, for that matter, the indispensable requirements to determine their independence. However, the Bylaws and the Regulations of the Board of Directors of Repsol YPF, following international market practice and the principles and recommendations of the “Olivencia Report” and the “Aldama Report,” establish, at least, three classes of directors: executive directors, directors nominated by an individual shareholder based on the extent of his/her shareholding (institutional outside directors or “dominical directors”), and independent directors. The following persons may not be nominated or designated as independent outside directors:

•

Persons who have or have had in the last two years any significant employment or commercial or contractual relationship, whether direct or indirect, with Repsol YPF, its officers, the executive directors, the institutional outside directors (or dominical directors) or Group companies whose equity interests they represent, lending institutions which provide significant amounts of financing to Repsol YPF or organizations that receive significant subsidies from Repsol YPF;

•	Persons who are directors of another publicly-traded company which has institutional outside directors (or dominical directors) on Repsol YPF’s Board of Directors; and

•	Persons who are close relatives by blood or marriage of any of the executive or institutional outside directors (or dominical directors) or of any members of Repsol YPF’s Senior Management.

If any such prior relationship exists, it may be evaluated and dispensed with by the Board of Directors, following examination of the Nomination and Compensation Committee’s report, which decision will be reflected in this annual report.

Independence of the Directors on the Audit Committee

In accordance with the NYSE corporate governance rules, since July 31, 2005, all members of the audit committee must be independent. Independence, as required by the NYSE corporate governance rules, is determined in accordance with highly detailed rules promulgated by the NYSE. Furthermore, since July 31, 2005, all members of the audit committee must be independent in accordance with Rule 10A-3 under the Securities Exchange Act of 1934. All members of the Audit and Control Committee of the Board of Directors of Repsol YPF are independent in accordance with Rule 10A-3. The Audit and Control Committee of the Board of Directors of Repsol YPF is composed of four independent directors (as defined in the Regulations of the Board of Directors). The Spanish norm (Law 44/2002, of 22 of November) establishes that the composition of the Audit and Control Committee must be a majority of non-executive directors. Nevertheless, in accordance with the Bylaws and the Regulations of the Audit and Control Committee, executive directors, as defined in the Bylaws and the Regulations of the Board of Directors, may not be members of this committee. See “Directors and Officers of Repsol YPF—The Audit and Control Committee (“Comisión de Auditoría y Control”).”

Compensation and Nomination Committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Spanish law, these committees are not required, though there is a non-binding recommendation for listed companies in Spain to have these committees and for them to be composed of a majority of non-executive directors. Repsol YPF satisfies this non-binding recommendation, in as much as it has a Nomination and Compensation Committee and, according to the Regulations governing such Committee, is comprised of non-executive directors. See “Directors and Officers of Repsol YPF—Nomination and Compensation Committee (“Comisión de Nombramientos y Retribuciones”).”

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

The amount of remuneration accrued in 2006 and 2005 by members of the Board of Directors by reason of their membership thereof amounted to €3.92 million and €3.49 million, respectively. The following table provides details on accrued remuneration in 2006:

	Remuneration for Membership on the Board of Directors
	Board of Directors	Delegate Committee	Audit and Control Committee	Nomination and Compensation Committee	Strategy, Investment and Competition Committee	Total
	(euro)
Antonio Brufau Niubó	159,289	159,289	—	—	—	318,578
Luis Suárez de Lezo Mantilla	159,289	159,289	—	—	—	318,578
Juan Molins Amat(2)	79,645	79,645	—	—	19,911	179,200
Antonio Hernández-Gil Alvarez-Cienfuegos	159,289	159,289	—	39,822	—	358,400
Enrique de Aldama y Miñón(2)	79,645	79,645	—	—	19,911	179,200
Gonzalo Anes Alvarez Castrillón(3)	132,741	—	—	33,185	—	165,926
Ricardo Fornesa Ribó	159,289	159,289	—	—	—	318,578
Marcelino Oreja Aguirre(3)	132,741	—	36,504	—	—	169,245
Ignacio Bayón Mariné	159,289	—	49,778	—	—	209,067
Carmelo de las Morenas López	159,289	—	49,778	—	—	209,067
Jorge Mercader Miró(5)	159,289	79,645	—	19,911	19,911	278,756
Henri Philippe Reichstul	159,289	159,289	—	—	—	318,578
Paulina Beato Blanco	159,289	—	49,778	—	—	209,067
Javier Echenique Landiribar(1)	79,645	79,645	—	—	19,911	179,200
Artur Carulla Font(1)	79,645	—	—	19,911	—	99,556
Luis del Riveo Asensio(4)	26,548	—	—	—	—	26,548
Juan Abelló Gallo(4)	26,548	—	—	—	—	26,548
PEMEX Internacional España, S.A.	159,289	159,289	—	—	39,822	358,400

(1)	Appointed at the General Shareholders Meeting held on June 16, 2006.

(2)	Left the position on June 16, 2006.

(3)	Resigned from the Board of Directors on October 25, 2006.

(4)	Appointed at the Board of Directors meeting held on November 29, 2006.

(5)	Resigned from the Nomination and Compensation Committee and appointed member of the Delegate Committee and of the Strategy, Investment and Competition Committee on June 16, 2006.

In addition:

•	The members of the Board of Directors of Repsol YPF have not been granted any loans or advances by any Group company, jointly controlled entity or associate; and

•

No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the Board of Directors, except in the case of the Chief Executive Officer, with whom the commitments provided for in his commercial contract for the provision of services govern, which include a definite contribution system, and the General Counsel, with whom those contained in the management personnel group plan are in force.

Remuneration for Management Functions

The remuneration in cash and in kind received during the year 2006 by the members of the Board of Directors who had relationships of an employment nature or who performed executive responsibilities in the

Group during the fiscal year reached a total of approximately €3 million, with €2.1 million pertaining to Antonio Brufau and €0.9 million to Luis Suárez de Lezo. These amounts do not include the ones itemized in the section “From life insurance and retirement policies and contributions to pension plans and the loyalty bonus” below.

Chairman and Chief Executive Officer Mr. Antonio Brufau does not participate in any of the incentive programs in force at this time.

Remuneration for Membership on the Board of Directors of Affiliated Companies

The amount of remuneration accrued in 2006 and 2005 by members of the Board of Directors of Repsol YPF, for their membership in the Board of Directors of Group companies, jointly controlled entities or associates, totaled approximately €0.4 million and €0.4 million, respectively. The following table shows details of the remuneration received from each company:

	YPF	Gas Natural	Enagas	CLH	Total
	(euro)
Antonio Brufau Niubó	96,269	241,500	—	—	337,769
Luis Suárez de Lezo Mantilla	—	—	—	32,303	32,303

From Civil Liability Insurance Premiums

The members of the Board of Directors are covered by the same civil liability policy that insures all managers and management personnel of the Repsol YPF Group.

From life insurance and retirement policies and contributions to pension plans and the loyalty bonus

The cost of the retirement, disability and death insurance policies and of the contributions to pension plans and to the loyalty bonus, including, as pertinent, those pertaining to entries on account, which the Company has incurred for members of the Board of Directors with executive responsibilities within the Group, amounted to a total of €2.5 million in 2006.

Indemnities to Members of the Board of Directors

In 2006, no member of the Board of Directors received any indemnity payment from Repsol YPF.

Transactions with Members of the Board of Directors

Except for the remuneration earned, the dividends received from the shares held by them and, in the case of outside institutional directors, the transactions described in Section 5.2 “Major Shareholders and Related Party Transactions – Related Party Transactions—Transactions with Major Shareholders,” the directors of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

Except as detailed in Appendix III to the Consolidated Financial Statements, none of the members of the Board of Directors have ownership interests or hold participations in companies engaging in an activity that is identical, similar or complementary to the activity constituting the corporate purpose of Repsol YPF, and none of them have performed, as independent professionals or as employees, activities that are identical, similar or complementary to the activity that constitutes the corporate purpose of Repsol YPF.

Remuneration of Senior Management

The information in the following section relates to the nine persons who are or were members of the senior management of the Group in 2006, excluding, unless stated otherwise, those who are also members of Repsol YPF’s Board of Directors.

Wages and Salaries

Senior management receives fixed and variable remuneration, the latter of which consists of an annual bonus calculated as a specific percentage of the fixed remuneration, earned on the basis of the degree to which certain targets are met and, where appropriate, payments due under the multi-year incentive plan.

The total remuneration earned in 2006 by members of the Senior Management who form or formed part of the Executive Committee, during the period in which they belonged to the Executive Committee, amounted to approximately €7.5 million, broken down as follows:

2006
(euro)
Salary	4,611,967
Attendance fees	377,433
Variable remuneration	2,141,037
Compensation in kind	398,868

Total	7,529,305

Incentives

At Repsol YPF, there are several loyalty-building programs geared toward the Group’s executives, consisting of setting a medium- and long-term incentive, as part of the remuneration system. It aims to strengthen the executives’ ties with the interests of the shareholders, and at the same time further the continued employment within the Group by the most outstanding personnel in an increasingly competitive employment market.

During the 2006 fiscal year, in relation to the executive staff, including among them the members of the Board of Directors with executive responsibilities, provisions were set aside reaching a total of €0.6 million for the four incentive plans in effect (2003-2006, 2004-2007, 2005-2008, and 2006-2009).

Executive welfare plan and loyalty bonus

The amount of the contributions made for 2006 by the Group for its executive staff in the executive welfare plan and the loyalty bonus, including the members of the Board of Directors with executive responsibilities, amounted to €1 million.

Pension Fund and Insurance Premiums

In 2006, the amount of contributions made by the Group with respect to the mixed defined contribution plans adapted to the Pension Plans and Funds Act maintained in respect of management personnel, together with the amount of premiums paid for life and accident insurance, amounted to €0.3 million (this amount is included in the amounts shown above under “—Wages and Salaries”).

Senior management personnel are covered by the same civil liability policy that covers all managers and directors of the Repsol YPF Group.

Advances and Loans

At December 31, 2006, Repsol YPF had granted loans to members of senior management amounting to €0.3 million, which bore average interest of 2.8% in 2006. All such loans were granted before 2003.

Indemnity Payments to Executives

In 2006, the indemnity payments made to the members of the former senior management in all their capacities amounted to €3.7 million.

Transactions with members of Senior Management

Apart from the information mentioned in the previous sections and the dividends distributed for the shares held by them, the members of Repsol YPF’s Senior Management have not performed any material transactions with Repsol YPF or with any Group Company outside of the normal course of business or under conditions other than market conditions.

4.3	Share Ownership of Directors and Officers

The total number of shares owned by the members of the Board of Directors according to the latest information available to Repsol YPF was 162,670, which represents 0.0133 % of the capital stock of Repsol YPF as of the date of this annual report.

	Number of shares owned	Number of shares indirectly held	Total shares	%Total shares outstanding	Nominating shareholders	Number of shares owned by nominating shareholders
						Number (1)%
Antonio Brufau Niubó	26,396	—	26,396	0.002	—	—	—
Luis Fernando del Rivero Asensio(2)	1,000	—	1,000	0.000	Sacyr Vallehermoso	244,294,779	20.010
Jorge Mercader Miró(3)	50	—	50	0.000	La Caixa	111,106,507	9.101
Juan Abelló Gallo(2)	1,000	81,926	82,926	0.007	Sacyr Vallehermoso	244,294,779	20.010
Paulina Beato Blanco	100	—	100	0.000	—	—	—
Artur Carulla Font	2,506	—	2,506	0.000	—	—	—
Luis Carlos Croissier Batista	—	—	—	—	—	—	—
Carmelo de las Morenas López	7,376	—	7,376	0.001	—	—	—
Ángel Durández Adeva	—	—	—	—	—	—	—
Javier Echenique Landiribar	—	17,200	17,200	0.001	—	—	—
Antonio Hernández-Gil Álvarez Cienfuegos	—	—	—	—	—	—	—
José Manuel Loureda Mantiñán(2)	2,300	21,000	23,300	0.002	Sacyr Vallehermoso	244,294,779	20.010
PEMEX Internacional España, S.A.(4)	1	—	1	0.000	PEMEX	59,404,128	4.87
Manuel Raventós Negra(3)	100	—	100	0.000	La Caixa	111,106,507	9.101
Henri Philippe Reichstul	50	—	50	0.000	—	—	—
Luis Suárez de Lezo Mantilla	1,665	—	1,665	0.000	—	—	—

(1)	According to the latest information available to Repsol YPF.

(2)	Nominated for membership by Sacyr Vallehermoso.

(3)	Nominated for membership by la Caixa. In addition, la Caixa has a 67.6% interest in Repinves, which holds a 5.02% interest in Repsol YPF.

(4)	The beneficial owner of these shares is Petróleos Mexicanos, the sole shareholder of PEMEX Internacional España, S.A.

The current members of the Executive Committee of Repsol YPF together own less than 1% of the outstanding shares of Repsol YPF. As of the latest practicable date, the total amount of voting securities owned, directly or indirectly, by the directors and officers of Repsol YPF as a group was 194,833 ordinary shares, or 0.016% of the total number of ordinary shares of Repsol YPF issued and outstanding.

directly or indirectly, by the directors and officers of Repsol YPF as a group was 194,833 ordinary shares, or 0.016% of the total number of ordinary shares of Repsol YPF issued and outstanding.

4.4	Employees

As of December 31, 2006, Repsol YPF had 36,931 employees. The figures in the tables below include the employees of Gas Natural according to the applicable percentage of consolidation as at December 31 of each year (30.8% in 2004, 2005 and 2006). The figures for the average number of employees in the tables below are consistent with the consolidation criteria applied, consolidating the percentage participation held by Repsol YPF in each of the months of each of the years.

The following tables provide a breakdown of Repsol YPF’s employees by business segment as well as by geographic area, as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
Employees by business segment
Exploration and Production	3,661	3,018	2,371
Refining and Marketing	23,001	22,867	21,898
Chemicals	3,213	3,208	2,546
Gas and Electricity	2,153	2,192	3,797
Other	4,903	4,624	2,725

Total	36,931	35,909	33,337

	2006	2005	2004
Employees by geographic area
Spain	18,522	18,213	17,175
ABB	13,104	12,696	11,897
Rest of the World	5,305	5,000	4,265

Total	36,931	35,909	33,337

The average number of Repsol YPF Group employees for the last three years, by category was as follows:

	2006	2005	2004
Employees by professional categories
Officers	309	297	284
Middle Management	2,175	1,837	1,602
Technicians	14,650	13,304	11,782
Administrators	2,513	2,520	2,358
Operations staff	17,347	17,282	16,350

Total	36,994	35,239	32,376

The following table provides a breakdown of the average permanent and temporary employees of Repsol YPF for the last three years:

	2006	2005	2004
Permanent and temporary employees
Permanent	32,361	30,837	28,364
Temporary	4,633	4,401	4,012

Total	36,994	35,239	32,376

Since 1997, Repsol YPF has a master employment agreement in place in Spain with most of the representative unions, stating its commitments in a Master Agreement. In September 2006, the 4th Master Agreement, effective until December 31, 2008, and which affects over 15,000 employees in Spain, was signed with the UGT (Unión General de Trabajadores) and CC.OO. (Comisiones Obreras) Federations.

This Master Agreement includes specific covenants and protocols about balancing work and family life, the hiring of people with disabilities, equal opportunity between men and women, and the protection of victims of domestic violence. Furthermore, it will enable Repsol YPF to continue maintaining a competitive position on such matters as salaries and wages, and it will also make it possible to maintain formulas for bringing in younger staff, facilitating the partial retirement of older workers under satisfactory conditions.

In Argentina, there are three agreements that govern the employment terms of approximately 3,900 employees in the refineries, deposits, service station and liquefied gas businesses.

In the case of the first three businesses, the agreements apply solely to the Company and were signed in 2004, with a period of effectiveness until December 31, 2006. These agreements have been renewed as of January 1, 2007, effective until the end of 2010. The employees governed by these agreements are represented by the Federación de Sindicatos Unidos Petroleros e Hidrocarburíferos (SUPeH) union.

The new agreement that applies to employment relationships in the liquefied gas business has been signed in April 2007 by the Federación Argentina del Petróleo y Gas Privados (FASP y GP) union, which represents the workers of Repsol YPF Gas S.A., and the Cámara de Empresas Argentinas de Gas Licuado (CEGLA) liquefied gas trade association, of which Repsol YPF Gas S.A. is a member.This agreement will be in force until August 31, 2009.

Repsol YPF’s labor-related costs for the past three years have been as follows:

	2006	2005	2004
Labor-related costs
Salaries (millions in euros)	1,238	1,134	920
Benefits (millions in euros)	436	408	316

Total (millions in euros)	1,674	1,542	1,236

Average cost per employee (euro)	45,238	43,758	38,161

Operating expenses in connection with labor force restructuring were €47.4 million in 2006, €31.1 million in 2005 and €76 million in 2004. Repsol YPF recorded labor force restructuring provisions of €19.8 million, €6 million and €9 million in 2006, 2005 and 2004, respectively.

Repsol YPF has defined contribution pension plans in place for its employees and its principal operating subsidiaries, Repsol Petróleo, S.A., Repsol Comercial de Productos Petrolíferos, S.A., Repsol Exploración, S.A., Repsol Química, S.A., Repsol Butano, S.A. and Repsol YPF Lubricantes y Especialidades, S.A. Under Spanish law, participation in the plans is open to all employees and participation is subject to a maximum contribution.

YPF, OPESSA and Repsol YPF Gas also have a defined contribution pension plan for their employees under which they make contributions substantially equivalent to employees’ contributions up to a defined limit. Due to the economic impact the economic crisis in Argentina at the end of 2001 had on pension funds managed by insurance companies, YPF suspended its contributions to such funds, although it continued to make retention payments to employees, made opportunistic contributions and deposited funds in accounts held by YPF. YPF has, following the dismissal of the previous plan administrator, set up a trust for contributions made by it and a common investment fund for contributions made by employees. This common investment fund has been registered with the Argentine National Securities Commission.

In 2006, 2005 and 2004, the total annual cost to Repsol YPF of maintaining these plans were €32 million, €30 million and €26 million, respectively.

Maxus Energy Corporation (a YPF subsidiary) has a number of trustee non-contributory pension plans covering substantially all full-time employees: The Career Average Pension Plan (CARIP) which was frozen effective March 1, 2007, and the Maxus Energy Corporation Saving Plan, that was amended effective March 1, 2007 to include the non-elective component, whereby the sponsor contributes 7.5% of the employees’ annual base salary plus an aditional maximum contribution of 6% of the matching employee’s voluntary contribution. The benefits provided by the CARIP plan are based on the number of years of employment and the remuneration earned during those years. Maxus Energy Corporation has other non-contributory pension plans for executive officers, select key employees and former employees of the Maxus Group. The basis of calculation of the contributions for 2006 are at a discount rate of 6%, weighted rate of a return of assets of 7%, weighted for rate of increase of compensations of 5.5%, and the Table of Mortality UP-94. Maxus Energy Corporation also grants benefits for health care, life insurance and other social benefits to some of its employees who retire early. The amounts payable accrue over the employee’s years of service. In relation to these programs, in 2006, 2005 and 2004, an expense of €6 million, €4 million and €6 million, respectively, was recorded to cover the shortfall between the existing provision and the guaranteed benefits.

4.4.1	Medium and Long-term Incentives

Since 2000, the Nomination and Compensation Committee of the Board of Directors of Repsol YPF, S.A. has been implementing a loyalty-building program geared initially toward executives and extendable to other people with responsibilities within the Group. This program consists of setting a medium-/long-term incentive, as part of the remuneration system. It is thereby sought to strengthen the ties of executives and managers with the interests of the shareholders, at the same time furthering the continuation within the Group of the most outstanding personnel within an increasingly competitive employment market.

At the end of the fiscal year, the 2003-2006, 2004-2007, 2005-2008 and 2006-2009 incentive plans were in effect, although it is worth noting that the first of the above-mentioned programs (2003-2006) closed, in accordance with its terms, on December 31, 2006, and its beneficiaries have received the respective variable remuneration in the first quarter of 2007.

The four programs of this type in effect (2003-2006, 2004-2007, 2005-2008 and 2006-2009) are separate from each other, but their primary characteristics are the same. In all cases, these are specific multiple year remuneration plans for the fiscal years included in each one of them. Each plan is tied to the achievement of a series of Group strategic objectives. The achievement of the respective objectives gives the beneficiaries of each plan the right to receive the medium-term variable remuneration in the first quarter following the quarter in which it ends. Nevertheless, in each case, the receipt of the incentive is tied to the beneficiary remaining in the service of the Group until December 31 of the last fiscal year in the program, with the exception of the special cases discussed in its specific terms.

In the first two cases (2003-2006 and 2004-2007 incentives), the multiple year incentive, if obtained, would consist of an amount pegged to the fixed remuneration for the year in which it is granted, to which a variable coefficient will apply in accordance with the degree of achievement of the objectives set out.

In the latter two cases (2005-2008 and 2006-2009 incentive plans) the multiple year incentive, if obtained, would consist of an amount determined at the time of its granting, applying a first variable coefficient, in accordance with the degree of achievement of the objectives set out. The amount would also be determined by a second variable coefficient, tied to the beneficiary’s performance throughout the period covered by the program.

None of the four plans implies the delivery of shares or options to any of its beneficiaries, nor is it pegged to the value of Repsol YPF stock.

Provisions of €4 million, €13 million and €8 million were charged to income in 2006, 2005 and 2004, respectively, to meet the obligations arising from these plans (these amounts include those relating to members of the Board of Directors and senior management described in “—Remuneration of Directors and Officers”).

5. Major Shareholders and Related Party Transactions

5.1	Major Shareholders of Repsol YPF

In accordance with the latest information available to Repsol YPF, Repsol YPF’s major shareholders beneficially owned the following number of ordinary shares of Repsol YPF:

Shareholder: 2006	Percentage ownership (direct)	Percentage ownership (indirect)	Total percentage ownership
	%	%	%
Sacyr Vallehermoso, S.A.(1)	—	20.010	20.010
Caja de Ahorros y Pensiones de Barcelona(2)	—	14.123	14.123
Chase Nominees Ltd.	9.826	—	9.826
Petróleos Mexicanos (PEMEX)(3)	—	4.87	4.87
Banco Bilbao Vizcaya Argentaria S.A	—	—	—
State Street Bank	4.94	—	4.94
Capital Group International	—	—	—

(1)	Indirect ownership held through Sacyr Vallehermoso Participaciones Mobiliarias, S.L.

(2)	Indirect ownership held through Caixa Holdings S.A (9.101%) and Repinves S.A (5.022%)

(3)	Indirect ownership held through Repcon Lux, S.A. and Pemex Internacional España, S.A.

Shareholder : 2005	Percentage ownership (direct)	Percentage ownership (indirect)	Total percentage ownership
	%	%	%
Sacyr Vallehermoso, S.A	—	—	—
Caja de Ahorros y Pensiones de Barcelona(1)	—	14.123	14.123
Chase Nominees Ltd.	10.086	—	10.086
Petróleos Mexicanos (PEMEX)(2)	—	4.83	4.83
Banco Bilbao Vizcaya Argentaria S.A(3)	5.04	—	5.04
State Street Bank	5.61	—	5.61
Capital Group International	5.38	—	5.38

(1)	Indirect ownwership held through Caixa Holdings S.A (9.101%) and Repinves S.A (5.022%)

(2)	Indirect ownership held through Repcon Lux, S.A. and Pemex Internacional España, S.A.

(3)	On June 12, 2006, BBVA notified the CNMV and the SEC that it sold its 5.04% interest in Repsol YPF to finance strategic investments.

Shareholder : 2004	Percentage ownership (direct)	Percentage ownership (indirect)	Total percentage ownership
	%	%	%
Sacyr Vallehermoso, S.A	—	—	—
Caja de Ahorros y Pensiones de Barcelona(1)	—	14.123	14.123
Chase Nominees Ltd.	10.01	—	10.01
Petróleos Mexicanos (PEMEX) (2)	—	4.81	4.81
Banco Bilbao Vizcaya Argentaria S.A	5.37	—	5.37
State Street Bank	6.57	—	6.57
Capital Group International	—	—	—

(1)	Indirect ownership held through Caixa Holdings S.A (9.101%) and Repinves S.A (5.022%).

(2)	Indirect ownership held through Repcon Lux, S.A. and Pemex Internacional España, S.A.

In general, each share entitles the holder to one vote. However, Article 27 of Repsol YPF’s Bylaws provides that no shareholder or group of companies may vote more than 10% of Repsol YPF’s capital stock at a General Meeting regardless of its individual or aggregate holding in Repsol YPF.

5.2	Related Party Transactions

Transactions with Major Shareholders

Repsol YPF performs transactions with related parties on an arm’s-length basis. Such transactions include the following transactions with major shareholders in 2006:

(a)	Sacyr Vallehermoso:

•	Sales of products to companies of the Sacyr Group have increased to €2 million.

•	Operational leasing contract operations have increased to €1 million.

•	Other items total €0.1 million.

(b)	Caixa d’Estalvis i Pensions de Barcelona (“La Caixa”)

•	Interest rate hedging transactions amounted to €1,340 million.

•	Foreign currency purchase and sale transactions amounted to €840 million.

•	The average bank balances and financial investments in 2006 amounted to €223 million and generated finance income of €8 million.

•	Repsol YPF was granted loans and credit facilities amounting to €44 million, on which it incurred finance costs of €4 million. The credit facility limit is €484 million.

•	In 2006, the guarantee facility gave rise to a cost of €1 million for Repsol YPF. The facility limit is €160 million.

•	The costs of bank commissions and fees amounted to €8 million, which includes fixed-income securities transaction placement costs.

•	The cost of renting transactions amounted to €1 million in 2006.

•	At December 31, 2006, La Caixa had issued 244,749 Repsol Visa credit cards, 726 of which are used as corporate cards by Repsol YPF Group employees.

•	The dividends paid to La Caixa in 2006 amounted to €130 million, including those received through Repinvés.

•	Contributions to pension plans and life insurance schemes amounted to €54 million.

•	€2 million of services were received from La Caixa group companies.

(c)	Petróleos Mexicanos

•	The Group recognized purchases of products from Pemex Group companies amounting to €1,683 million.

•	Sales of products to Pemex Group companies amounted to €316 million.

•	Revenue posted for the provision of services has increased to €83 million.

•	The Group contracted hedges which amount to €2 million.

•	Interest paid from short-term financial investments amount to €2 million.

•	Other operating revenue amounted to €1 million.

(d)	Repinvés

•	The dividends paid to Repinvés in 2006 amounted to €12 million, excluding those relating to La Caixa.

Described below are transactions carried out with Banco Bilbao Vizcaya Argentaria (BBVA) as of June 30, 2006, since in the first half of 2006 BBVA was a major shareholder in Repsol YPF, S.A.:

(e)	Banco Bilbao Vizcaya Argentaria (BBVA)

•	Interest rate hedging transactions amounted to €1,539 million.

•	Foreign currency hedging transactions amounted to €64 million.

•	Foreign currency purchase and sale transactions amounted to €4,259 million.

•	The average bank balances and financial investments in 2006 amounted to €627 million and generated finance income of €6 million.

•	Repsol YPF was granted loans and credit facilities amounting to €163 million on which it incurred finance costs of €4 million. The credit facility limit is €639 million.

•	In 2006, the guarantee facility gave rise to a cost of €0.4 million for Repsol YPF. The facility limit is €480 million.

•	The costs of bank commissions and fees amounted to €5 million, which included fixed-income securities transaction placement costs.

•	The dividends paid to BBVA in 2006 amounted to €20 million.

•	Contributions to pension and life insurance plans amounted to €4 million.

•	Collection management services amounted to €3 million.

•	At December 31, 2006, BBVA had issued 425,685 Repsol Visa credit cards, 4,509 of which are used as corporate cards by Repsol YPF Group employees.

•	Other services with BBVA amounted to €4 million.

Transactions with Repsol YPF Group companies

The transactions performed by Repsol YPF with its Group companies, and by the Group companies among themselves, form part of Repsol YPF’s ordinary business activities in terms of their purpose and terms and conditions. Sales to related parties are performed in accordance with the policies described in Notes 3.20 and 32.2 to our Consolidated Financial Statements

In addition, Repsol YPF Group companies have provided guarantees for transactions of their Group companies although the related risks were not included in the balance sheet through consolidation. The amounts and details of these guarantees are disclosed in Section 3.6 “Liquidity and Capital Resources—Financial Condition.” See also Section 3.6.1.4 “Guarantees” above.

Transactions with Repsol YPF Group Directors and Officers of Repsol YPF

The transactions performed by Repsol YPF with the Group’s Directors and Officers in 2006 are detailed in Note 33 to our Consolidated Financial Statements and in Section 4.2 of this annual report.

5.3	Interest of Management in Certain Transactions

At December 31, 2006, loans by Repsol YPF to its senior management totaled approximately €0.3 million and bore interest at an average rate of 2.8%. All such loans were granted before 2003.

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

A provision totaling €503 million and €337 million as of December 31, 2006 and 2005, respectively, has been recorded. The most significant legal proceedings are described in the following paragraphs:

Argentina

The Privatization Law provides that the Argentine government assumes all contingent liabilities arising from events or transactions that had occurred, or acts or operations that had been completed, as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990 YPF has been required to advance the payment of amounts established in certain judicial decisions. YPF believes it has the right to be reimbursed for these payments by the Argentina pursuant to the above-mentioned indemnity. Based on the aforementioned and on the indemnity from the Argentine government with respect to pre-1991 contingent liabilities, YPF does not expect the outcome of these lawsuits to have a material adverse effect on YPF’s financial condition or future results of operations. YPF does not believe that there are any legal proceedings pending to which YPF or any of its subsidiaries is a party or of which any of their property is subject, individually or in the aggregate, that could reasonably be likely to result in a material adverse effect on YPF’s business, financial condition or results of operations. Notwithstanding the above, in addition to the contingencies described in the following paragraphs as of December 31, 2006, YPF has received certain labor, civil and commercial claims for approximately Ps. 2,409 million (€601 million), which had not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, has considered them to be possible contingencies.

Under the Privatization Law of YPF, the Argentine government assumed certain obligations of YPF as of December 31, 1990. Decree No. 546/93, concerning the Privatization Law, set forth limitations concerning legal fees and expenses in connection with these liabilities. The Argentine government will assume these costs as long as the fees and expenses agreed upon are fixed and are not contingent upon the amounts in dispute. YPF is required to keep the Argentine government apprised of any claim against YPF arising from the obligations assumed by the Argentine government. As in the cases described in the previous paragraph, in certain lawsuits related to events or acts that took place before December 31, 1990, YPF has also been required to advance the payments of amounts established in certain judicial decisions. YPF believes it has the right to be reimbursed for these payments by Argentina pursuant to the above-mentioned indemnity.

- In 2003, the National Defense of Competition Commission (CNDC) concluded an investigation and determined that YPF abused a “dominant position” in the LPG market between October 1997 and March 1999. In January 2004, YPF submitted its defense to the National Appellate Court for Criminal and Economic Matters, which was dismissed by such Court, which dismissal was appealed by YPF. In March 2006, the CNDC notified

YPF that it also was investigating YPF for the inclusion of provisions in its contracts for the sale and purchase of LPG which, in the CNDC’s opinion, limit competition. YPF has rejected such allegation. The CNDC has demanded that YPF present the defense offered by YPF.

- The Argentine authorities have passed several resolutions and taken other steps to prioritize supply of natural gas to the domestic market in Argentina over exportation of natural gas to other countries. This situation has forced YPF Repsol to alter the exports authorized under the corresponding contracts and permissions. YPF has taken steps to appeal these measures. However, in the absence of a favorable resolution, YPF was obliged to comply with them in order to avoid greater losses for the company and its export customers. In this connection, YPF informed its customers that the aforesaid resolutions and the measures set forth therein constitute an event of force majeure which releases YPF from any contractual or extra-contractual liability deriving from the failure to deliver the volumes of gas stipulated under the relevant agreements. YPF’s customers have rejected YPF’s interpretation and have claimed damages and/or penalties for breach of supply undertakings, while at the same time reserving their rights to file additional claims in the future. One of these customers, Innergy Soluciones Energéticas S.A., filed an arbitral proceeding claiming damages of U.S.$ 24 million (€18 million) plus interest, which would increase proportionally to the amount of penalties that Innergy has billed to YPF on a monthly basis for missed deliveries after June 2006.

In 2005, Empresa Nacional de Electricidad S.A. (“Endesa”) commenced arbitration proceedings to resolve a dispute relating to an alleged breach of a contractual clause in an export contract for failure to obtain a gas export license and, therefore, failure to supply gas to an Endesa plant in Chile. The clause relates to increased natural gas deliveries and Endesa has requested payment of a contractual penalty. Endesa’s claim amounts to U.S.$353.8 million (€268.6 million). In February, 2006, YPF received notification of an arbitration claim. On March 7, 2007, the parties reached a preliminary agreement to resolve the dispute, which is subject to certain conditions, including approval by the Secretariat of Energy. The arbitration has been stayed pending finalization of the settlement agreement.

- Under the agreement for the sale and purchase of shares in Electricidad Argentina, S.A. and Empresa Distribuidora y Comercializadora del Norte, S.A., executed on March 31, 2001 between Endesa Internacional, S.A. and Astra Compañía Argentina de Petróleo, S.A., as sellers, and EDF Internacional, S.A. (“EDF”), as purchaser, EDF initiated an international arbitration procedure in July 2002 against Endesa Internacional, S.A., Repsol YPF and YPF, pursuant to which claim EDF asked that the defendants be ordered, on a joint and several basis, to pay U.S.$69 million (€52 million), which was later increased to U.S.$ 103 million (€78 million), plus interest, as a price adjustment due to the elimination of parity between the Argentine peso and the U.S. dollar prior to December 31, 2001.YPF’s position is that the change in the exchange rate did not occur prior to January 2002, and therefore, EDF is not entitled to the purchase price adjustment. YPF has filed a counterclaim against EDF in the amount of U.S.$ 13.85 million (€10.51 million) as a purchase price adjustment. YPF’s Management believes that EDF’s claim is without merit. In 2003, the arbitration tribunal determined that it lacked jurisdiction over Repsol YPF as Repsol YPF was not a party to the Stock Purchase Agreement. That decision was confirmed on February 11, 2005. The parties are awaiting the issuance of the arbitral final award.

- Export Note SE No. 1009 from the Secretary of Energy that YPF received on August 11, 2006. This note analyzed the evolution of the reserves in the Ramos Area of the Northwest Basin, in relation to the export authorization granted through Resolution SE No. 167/97 (the “Export Authorization”). The Note highlights that, as a result of the decrease in natural gas reserves which underlay the Export Permit, a supply risk to the internal market had arisen. YPF has presented documentation to the Secretary of Energy which outlines the incorporation of proved natural gas reserves that would permit the continuation of exports from the Northwest Basin, as authorized in conformity with Resolutions SE No. 629/1999, 565/1999 and 576/1999 (the “Export Permits”). These Export Permits correspond to the long-term natural gas export contracts with the following clients: Gas Atacama Generación; Edelnor and Electroandina.

- The Patagonian Association of Landowners (Asociación de Superficiarios de la Patagonia or ASSUPA) filed suit against the concession holders of the operation and permit holders of the exploration of the Neuquén

River Basin, including YPF, asking to have them ordered to remedy the collective environmental damage supposedly caused and to take the necessary measures to avoid environmental damage in the future. The amount claimed is US$548 million (€416 million). Once the complaint was notified, YPF and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and the plaintiff had to file a supplementary complaint. YPF has requested that the claim be rejected because the defects of the demand indicated by the Supreme Court of Justice of Argentina have not been corrected. However, YPF has also answered the complaint by requesting its rejection for other reasons, and impleading the National Government, due to its obligation to indemnify YPF against any liability and hold the Company harmless for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree 546/1993.

- On June 29, 1999, a group of neighbors of the La Plata Refinery requested the remediation of alleged environmental damages in the peripheral water channels of the refinery and compensation for alleged health and property damages as a consequence of environmental pollution caused by YPF prior to and after its privatization. YPF notified the National Executive Branch that there is a chance that the tribunal award may find YPF responsible for the damages. In such event, due to the indemnity provided by Law No. 24,145, YPF shall be allowed to request reimbursement of the expenses for liabilities existing on or prior to January 1, 1991 (before privatization) from the Argentine government.

YPF has been informally notified that the Secretariat of Environmental Policy of the Province of Buenos Aires has brought criminal proceedings on the grounds of the purported worsening of the water quality problems in the Western Channel adjacent to La Plata Refinery, potential health damages on account of the existence of volatile particles and/or hydrocarbon suspension, non-fulfillment of a remediation schedule of channels, and the existence of allegedly clandestine disposal sites. As far as we know, the court responsible has not made any formal accusations so far.

On December 27, 2002, a group of 264 neighbors of the La Plata Refinery requested compensation for alleged quality of life deterioration and environmental damages purportedly caused by the operation of the La Plata Refinery. The amount claimed is approximately Ps. 49.6 million (€14.4 million). YPF already filed a writ answering the complaint. As of December 31, 2006, YPF had established a reserve of Ps. 10 million (€2.5 million) with respect to this claim.

In connection with the Refinería La Plata on June 6, 2007, YPF S.A. was served with a new complaint in which 9 residents of the vicinity requested, among other things, the clean-up of the adjacent canals, Rio Santiago and Rio de la Plata, or indemnification for environmental and personal damages. The plaintiff has quantified damages as Ps. 51.4 million, or an amount to be determined from evidence produced in discovery. YPF believes that most of the damages that are alleged by the plaintiff, if proven, may be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine government in accordance with the Privatization Law of YPF. In addition, the claim partially overlaps with the request made by a group of neighbors of the La Plata Refinery on June 29, 1999,

Additionally, YPF is aware of an action in which it has not yet been served, in which the plaintiff requests the clean-up of the canals adjacent to the La Plata Refinery in Río Santiago, and other sectors near the coast, and, if such sanitation is not practicable, an indemnity of Ps 500 million (approximately €125 million) or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of the La Plata Refinery on June 29, 1999 and with the complaint served on June 6, 2007, mentioned above . Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases will need to be consolidated to the extent that the claims overlap.

YPF has not been served in the following environmental lawsuits that have been filed by residents living near Dock Sud, Province of Buenos Aires, although it is aware of their progress: (i) “Mendoza, Beatriz against National State et al” is a lawsuit pending before the Supreme Court of Argentina, in which the National State, the

Province of Buenos Aires, the City of Buenos Aires and 44 companies (including YPF) are being sued. The plaintiffs have requested compensation for collective environmental damage of Matanza and Riachuelo rivers basin and for physical and property damage, which they claim to have suffered. The National Supreme Court declared itself legally competent only to settle the conflict related to the collective environmental damages, including prevention of future pollution, remediation of environmental damages already caused and monetary compensation for irreparable environmental damages; and has requested the defendants to submit specific reports. In particular, it has requested the National State, the Province of Buenos Aires, the City of Buenos Aires and Cofema, to submit a plan with environmental objectives; (ii) “Félix, Víctor et al against Shell C.A.P.S.A. et al for compensation” is a suit in which the Province of Buenos Aires and the Municipality of Avellaneda are being sued, as are companies domiciled at Dock Sud, including YPF. The plaintiffs are requesting environmental remediation of Dock Sud, which they estimate at Ps. 600 million (€150 million), and physical and property damages. On the other hand, YPF has been served in the proceeding, “Cicero, María Cristina against Antivari S.A.C.I. et al for damages,” in which plaintiffs residents of Villa Inflamable, Dock Sud, also demand the environmental remediation of Dock Sud and compensation for physical and property damages against many companies that have operations there, including YPF. For the time being, it is not possible to assess the prospects of any of these matters.

United States of America (YPF Holdings, Inc.)

- In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”), to Occidental Petroleum Corporation (together with its subsidiary Occidental Chemical Corporation, “Occidental”) in 1986, Maxus executed a document whereby it assumed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date. Tierra assumed essentially all of Maxus’ aforesaid indemnity obligations to Occidental in respect of Chemicals.

At December 31, 2006, Repsol YPF, through YPF Holding Inc., has recorded provisions for approximately US$117 million (€89 million) to cover all significant risks relating to the environmental liabilities taken on thereunder. However, it is possible that additional claims will be made, and additional information about new or existing claims is likely to be developed over time. As a result, Maxus and Tierra may have to incur costs that may be material, in addition to the reserves already made.

In the following discussion concerning plant sites and third party sites, references to the Company include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of the Company and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection and Energy (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey for Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra pursuant to the above described indemnification agreement with Occidental. The Company has reserved approximately $16.8 (€12.8 million) in connection with such activities.

Passaic River/Newark Bay, New Jersey. Maxus, acting on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the plant site. In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this Plan is estimated by the DEP to cost approximately $2.3 million (€1.7 million).

Also in December 2005, the DEP sued the Company, Tierra, Maxus and several affiliated entities, in addition to Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas.

As of December 31, 2006, there is a total of approximately $15.9 million (€12.1 million) reserved in connection with the foregoing matters related to the Passaic River, the Newark Bay and surrounding area.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny Plant”). Tierra, on behalf of Occidental, is providing financial assurance in the amount of $20 million (€15.2 million) for performance of the work.

In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of $19.55 million (€14.8 million).

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Whether additional work will be required, is expected to be determined once the results of this testing have been analyzed.

In November 2005, several environmental groups sent a notice of intent to sue the owner of the property adjacent (the “Adjacent Property”) to the former Kearny Plant and five other parties, including Tierra, under the Resource Conservation and Recovery Act.

As of December 31, 2006, there is a total of approximately $22.3 million (€16.9 million) reserved in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP continues to review the proposed action levels. The cost of addressing these chrome-related matters could increase depending upon the final soil action levels, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). The OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. The Company has reserved a total of approximately $8.4 million (€6.4 million) as of December 31, 2006 for its estimated share of the cost to perform the RIFS, the Remediation Work and other operation and maintenance activities at this site.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority (the “Port”) and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where dichloro-diphenyl-trichloroethane (“DDT”) and certain other chemicals were manufactured. At December 31, 2006, the Company has reserved approximately $24.1 million (€18.3 million) for its estimated share of future remediation activities associated with the Greens Bayou facility. Additionally, efforts have been initiated in connection with claims for natural resources damages. The amount of natural resources damages and the parties’ obligations in respect thereof are unknown at the present time.

In June 2005, the EPA designated Maxus as potentially responsible party (“PRP”) at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary work in connection with the RIFS in respect of this site commenced in the second half of 2006. Maxus’ has reserved approximately $1 million (€0.8 million) as of December 31, 2006 for its estimated share of the costs of the RIFS. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus could have to assume some liabilities attributable to Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986.

Chemicals has also been designated as a potentially responsible party (“PRP”) by the EPA under Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. At December 31, 2006, the Company has reserved approximately $2.8 million (€2.1 million) in connection with its estimated share of costs related to these sites.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. Following trial, judgment was entered against Maxus. Maxus has appealed. As of December 31, 2006, Maxus had established a reserve of approximately $14.9 million (€ 11.3 million) in respect of this matter.

In March 2005, Maxus has defended Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas.

- The Company, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on the Company’s financial condition. The Company has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

- Class Action suits/Reduction of reserves. Following the announcement on January 26, 2006 of the downward revision of Repsol YPF’s proved oil and gas reserves by 1,254 million barrels of oil equivalent, representing a 25% negative adjustment to proved reserves at December 31, 2004, two putative class actions asserting claims under federal securities laws were filed against Repsol YPF and certain executive officers in the United States District Court for the Southern District of New York. The two actions have been consolidated, and the process is ongoing.”

Ecuador

The General State Controller’s Office conducted a special examination of Petroecuador for adjustments in the differential of oil quality and transportation in the Trans-Ecuadorian Oil Pipeline System (Sistema de Oleoducto Tran-Ecuatoriano or SOTE) between January 1997 and March 2000. A marginal note was recorded against Repsol YPF for 2.5 million barrels, equal to US$60.6 million (US$102.4 million as per March 2007), according to the valuation made at that time by the Controller’s Office. The Company appealed the marginal note at the District Judicial Review Court, which handed down a judgment on September 15, 2005. The Judgement dismissed the appeal by Repsol YPF and declared the appealed administrative assessments to be valid. This Judgment has been appealed in cassation at the Supreme Court and, accordingly, has not yet been enforced.

Trinidad & Tobago

In November 2005, Atlantic LNG 2/3 Company of Trinidad & Tobago Unlimited notified Repsol YPF of a request for arbitration aimed at the renegotiation of prices under the agreements for the sale and purchase of LNG from Trains 2 and 3 in force between the aforesaid company and Repsol YPF. These proceedings may not necessarily have a negative impact on Respol YPF´s assets, taking into account that the corresponding sales agreements relating to the products acquired in accordance with said acquisition agreements with Atlantic containing the price re-opener provisions provide for the Automatic increase of prices and their assumption by the purchasers of these sale agreements (BBE and Gas Natural). Thus, the final arbitration resolution could lead to an increase of sales prices under the relevant sales agreements. Notwithstanding the foregoing, in view of its complementary contractual obligations vis-à-vis the purchasers under the sales agreements mentioned above, Respol YPF, through its directly affected subsidiaries, will defend itself against the arbitration claim formulated by Atlantic. Thus, only ordinary contingencies and expenses necessary for the legal defense of these proceedings will be provided for.

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

The table below sets forth, for the periods indicated, the reported high and low sales prices of ADSs on the New York Stock Exchange and, the reported quoted prices for the ordinary shares on the Automated Quotation System (principal Spanish trading system) and for the Buenos Aires Stock Exchange:

	U.S. dollars per ADS		euro per share		pesos per share
	High	Low	High	Low	High	Low
2002
First Quarter	14.77	11.45	16.20	12.93	47.00	20.00
Second Quarter	13.15	10.08	14.95	10.65	48.50	36.00
Third Quarter	13.49	10.18	13.83	10.15	51.00	39.00
Fourth Quarter	13.26	10.22	13.03	10.59	49.50	39.90
2003
First Quarter	15.23	13.10	14.30	11.79	48.00	42.00
Second Quarter	16.94	14.36	14.41	12.83	47.00	41.00
Third Quarter	17.48	15.59	15.88	13.84	51.50	43.50
Fourth Quarter	19.69	16.60	15.59	14.04	58.00	48.00
2004
First Quarter	21.74	19.12	17.06	15.38	64.00	57.25
Second Quarter	22.54	19.69	18.54	16.45	66.00	57.00
Third Quarter	22.58	19.92	18.25	16.40	66.50	60.00
Fourth Quarter	26.26	21.42	19.28	16.86	78.00	64.00
2005
First Quarter	28.50	24.25	21.48	18.52	83.30	72.50
Second Quarter	27.38	24.15	21.64	19.50	78.10	69.25
Third Quarter	33.98	25.21	28.81	21.06	97.50	71.15
Fourth Quarter	32.60	28.38	27.35	23.60	94.00	84.50
2006
First Quarter	31.78	26.53	26.35	21.76	97.80	81.50
Second Quarter	30.26	25.29	24.50	20.00	91.40	78.00
Third Quarter	30.00	26.96	24.03	21.37	92.00	83.00
Fourth Quarter	37.00	29.27	28.55	22.96	111.50	92.00

	U.S. dollars per ADS		euro per share		pesos per share
	High	Low	High	Low	High	Low
2006
December	37.00	34.24	27.98	25.86	115.50	102.80
2007
January	35.07	31.70	26.85	24.51	106.00	96.00
February	25.80	24.00	33.48	31.56	104.00	96.80
March	34.07	30.33	25.94	22.90	104.00	92.70
April	35.74	32.85	26.42	24.12	108.50	100.70
May	36.95	32.65	27.48	24.16	111.50	102.00
June (through June 22)	39.08	38.31	29.19	28.61	119.00	117.50

Repsol YPF and its subsidiaries do not currently make a market or trade in the ordinary shares and have not held and do not hold any of the ordinary shares.

7.2	Nature of the Trading Market

At December 31, 2006, there were 139 companies listed and traded on the Automated Quotation System. The market capitalization of all companies listed on the Madrid Stock Exchange as of December 31, 2006 was approximately €1,134.1 billion, and reported trading volume of companies for 2006 was €1,150.60 billion.

7.2.1	Automated Quotation System

The Automated Quotation System links the four local exchanges in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The principal feature of the system is the computerized matching of buy and sell orders at the time the order is entered. Each order is executed as soon as a matching order is entered, but can be modified or cancelled until execution. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is quoted and regulated by Sociedad de Bolsas, S.A. (the “Sociedad de Bolsas”), a corporation owned by the companies that manage the local exchanges. All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker or a dealer firm.

Variations in price for securities traded on the Automated Quotation System are governed by a system of two price fluctuation bands based on the historic volatility for each security. The two fluctuations bands, denominated static price range and dynamic price range, are fixed around the static price and the dynamic price, respectively.

Static price range: The static price range is a fluctuation band established around the static price of a security, fixing the maximum allowed price variation with respect to each security on any trading day. The static price for each security is settled daily during the pre-opening session from 8:30 a.m. to 9:00 a.m. The fluctuation band is peculiar to each security and in the case of Repsol YPF, the maximum allowed variation with respect to the static price is currently 4%. If there are offers or bids outside of this fluctuation band, trading of the security is temporarily halted, and a “volatility auction” takes place to settle a new static price for the day. The fluctuation band established around the static price applies not only to open market trades, but also to the pre-opening session, the volatility auction and the closing auction.

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

Iberclear has approved regulations introducing the so-called “T+3 Settlement System” by which the settlement of any transactions must be made within three business days following the date on which the transaction was carried out.

Obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of a Spanish official stockbroker, broker-dealer or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner’s request the relevant member entity must issue a certificate of ownership. If the owner is a member entity, Iberclear is in charge of the issuance of the certificate with respect to the shares held in the member entity’s name. Spanish Law 37/1998, which implements a European Union directive, allows, in specified circumstances, for the transfer of ownership of shares of a company listed on a Spanish stock exchange without complying with one or more of the requirements described above. However, secondary legislation required to implement this law in Spain has not been enacted as of the date of this annual report.

7.3	Securities Market Regulation

The Securities Market Act was enacted in 1988. Securities markets in Spain are supervised by the Comisión Nacional del Mercado de Valores, ( the “CNMV” ). The enactment of Act 44/2002, of November 22, 2002, on measures for the improvement of the financial system, has introduced significant development to the previously-existing regulatory regime, including: (i) the integration of clearing and settlement systems (“Sociedad de Sistemas”); (ii) the obligation of issuers to report to the CNMV any related party transactions; (iii) a wider legal regime on inside information, Chinese walls, use of confidential information and stock price manipulation; (iv) the obligation of issuers to create an Audit Committee composed of a majority of non-executive directors and chaired by one of such non-executive directors; and (v) the obligation of issuers to provide to the CNMV a set of internal conduct regulations.

Act 2003, of July 17, 2003, amending the Securities Market Act and the Corporations Act, provides for new regulations concerning listed companies. The main change was the inclusion of a specific chapter called “Listed Companies” within the Securities Market Act. This chapter regulates certain restrictions and obligations on the execution of shareholders agreements, the adoption of rules on shareholders meetings, the publication of an annual report on corporate governance practices and the provision of the necessary procedures for assuring the exercise by the shareholders of their information rights.

The Securities Market Act has been amended recently by means of Royal Decree-Law 5/2005, of March 11, 2005, on urgent measures for improving competition and public contracting. Royal Decree-Law 5/2005 implements partially Directive 2003/71/CE, of November 4, 2003, on the prospectus to be published when securities are offered to the public.

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

Finally, the Securities Market Law was amended by Law 6/2007 of April 12, referring to the change in the regime governing takeover bids and issuer transparency. The law incorporates two Community directives into the Spanish legal order: European Parliament and Council Directive 2004/25/CE of April 21, 2004 (OPAS Directive), and European Parliament and Council Directive 2004/109/CE of December 15, 2004 (Transparency Directive). The first seeks to promote an efficient business control market that also protects the rights of minority shareholders of listed companies. The second aims at affording greater transparency to the financial markets by establishing regulations that improve information to be given to the market by issuers, whose shares are traded on regulated markets. Law 6/2007 of April 12, 2007, will enter into force on August 13, 2007.

7.4	Trading by Subsidiaries/Affiliates

In general terms, the Spanish Joint Stock Companies Act prohibits the purchase by Repsol YPF and its affiliates of ordinary shares of Repsol YPF in the secondary market except if the following conditions are met: (i) such a purchase of ordinary shares must be authorized by the General Meeting of Repsol YPF; (ii) the ordinary shares so purchased are without economic or voting rights while held by Repsol YPF and without voting rights while held by its affiliates; and (iii) the total number of ordinary shares held by Repsol YPF and its affiliates does not exceed 5% of the total capital of Repsol YPF. Any acquisition of ordinary shares of Repsol YPF exceeding, or that causes Repsol YPF’s and its affiliates holdings to exceed, 1% of Repsol YPF’s share capital must be reported to the CNMV.

The General Meeting held on May 9, 2007, authorized the Board of Directors to purchase ordinary shares of Repsol YPF in the secondary market for a period of 18 months from the date of the meeting. Since that date, neither Repsol YPF nor any of its affiliates have bought or held any ordinary shares of Repsol YPF.

7.5	Internal Code of Conduct for the Repsol YPF Group in respect of the Stock Markets

Since 1993, Repsol YPF has had in place an internal code of conduct in which the principles and regulation of behavior in stock market trading are established.

The Code of Conduct regulates the holding and investment in shares of Repsol YPF by Directors of Repsol YPF, S.A. and the companies that comprise the Repsol YPF Group, as well as certain members of management and employees. It also establishes obligations on the part of such persons in relation to confidential information and extends these obligations to external advisors who, by reason of the provision of professional services to Repsol YPF or companies within the Repsol YPF Group, may have access to this type of information.

The current Code of Conduct was approved by the Board of Directors of Repsol YPF at a meeting held on July 11, 2003 and incorporates the precepts of the Law on Financial System Reform, Law 44/2002, of November 22, 2002 as well as best practices in the area. The goal of the Code of Conduct is to contribute to the development of transparency and proper functioning of the stock markets and the protection of investors’ interests. The current Code of Conduct has also been adapted to comply with applicable standard market practices in Argentina and New York.

This Code of Conduct has been deposited with the CNMV and is also available on the Repsol YPF website www.repsolypf.com (which does not form part of this annual report).

The Code of Conduct has been amended in 2004 (expanding its contents on matters relative to the regulation of portfolio management, periods in which securities trading is prohibited, the development of policies on treasury stock and more detailed regulation of conflicts of interest) and in 2005 (adjusting its scope of application and the responsibilities of the management bodies in charge of the execution and control of the Code, to the new organizational structure of the Group).

8. Additional Information

8.1	Memorandum and Articles of Association

8.1.1	General

Repsol YPF, S.A. is governed by its Bylaws, by applicable laws and regulations governing corporations and laws and regulations of a general nature that are applicable to it.

Repsol YPF, S.A. was incorporated on November 12, 1986. An amendment to the Bylaws to conform to the Joint Stock Companies Act of 1989 was approved by the Annual General Meeting held on June 9, 1992. At the Annual General Meeting held on June 28, 2000, the shareholders approved the proposal to change the company’s name to “Repsol YPF, S.A.” effective as of the same date. Repsol YPF is registered in the Commercial Registry of Madrid on page M-65289.

For a detailed description of Repsol YPF’s corporate purpose please see Section 2. “Information on Repsol YPF—Repsol YPF—Overview” Repsol YPF’s corporate purpose is established in Article 2 of its Bylaws, available at the offices of Repsol YPF and on www.repsolypf.com.

At the date of this annual report, the amendments of Article 12, 12 Bis, 19, 23, 25, 42, 43, 47 and 49 of the Bylaws, approved by the General Shareholders Meeting held on May 9, 2007, are pending registration with the Commercial Registry of Madrid.

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

The Board of Directors of Repsol YPF is, pursuant to its Bylaws, composed of a minimum of 9 and a maximum of 16 directors. The General Meeting held on May 9, 2007 determined that the Board of Directors would be composed of 16 members.

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

The Board of Directors of Repsol YPF has made available, from the year 1995, the Regulations that regulate its operation and the operation of its Committees. The existence of Regulations that govern the structure and functions of the Board of Directors and its supervision and control is obligatory for all corporations listed on a Spanish Stock Exchange in accordance with Act 26/2003, of July 17, 2003.

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

Additionally, in accordance with Royal Decree 1333/2005 members of the Board of Directors of Repsol YPF and certain members of the Senior Management (as defined in the Royal Decree) must notify the CNMV about all transactions carried out by them or by any person or entity to whom they have a direct relationship regarding shares of Repsol YPF or regarding derivatives or other financial instruments linked to said shares.

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

8.1.6	Legal Provisions Regarding Certain Transactions in respect of the Shares of Repsol YPF and Certain Resolutions

The right of the Spanish government, established by Law 5/1995 (“golden share”), to be notified about and to object to certain resolutions and transactions relating to, among other Spanish companies, Repsol YPF, expired, with respect to Repsol YPF, on February 6, 2006.

Law 55/1999 establishes that shareholdings of at least 3% of the capital stock of energy companies such as Repsol YPF by government entities or other entities that are majority owned or controlled by government entities must be notified to the Administration (“golden energy share”). For more information, see Section 2.5.1 “Information on Repsol YPF—Regulation of Petroleum Industry—Spain.”

8.1.7	Pre-emptive Rights

Pursuant to the Joint Stock Companies Act, holders of ordinary shares and bonds convertible into ordinary shares have pre-emptive rights to subscribe for any new shares and bonds convertible into shares issued by Repsol YPF. However, the pre-emptive rights of holders of ordinary shares may not be available under special circumstances if they are precluded by a resolution passed at a shareholders’ meeting in accordance with Article 159 of the Joint Stock Companies Act.

Further, the rights are not available in the event of an increase in capital (i) in connection with the conversion of convertible bonds into shares in accordance with their terms; (ii) in connection with a merger or a public exchange offer launched by the Company in which shares are issued as consideration; or (iii) in connection with an acquisition of assets spun off by another company in which shares are issued as consideration.

In the case of a listed company, when the shareholders authorize the Board of Directors to issue new shares, they can also authorize the Board of Directors to not grant pre-emptive rights in connection with such new shares if it is in the best interests of the company.

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

Pursuant to the Regulations that govern the General Meetings, voting on the proposals included on the agenda may be delegated or exercised by a shareholder through mail, electronically, or by any other remote communication media, provided that the identity of the person casting the vote is duly verified. Shareholders casting remote votes will be counted as present for the purposes of convening the meeting. In compliance with the Regulations of the General Meeting of Repsol YPF, the Board of Directors will establish, for every meeting, the most appropriate procedure for the delegation or the exercise of the right to vote by means of distant communication. Such procedure will be described in the notice of the meeting.

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

Only holders of shares registered at least five days prior to the day on which a General Meeting is scheduled, in the manner provided in the notice for such meeting, may attend and vote at such meeting. Subject to the above, The Bank of New York or its nominee will be entitled to vote for the Repsol YPF shares represented by the ADSs. The deposit agreement provides that The Bank of New York or its nominee will accept voting instructions from ADS holders and execute such instructions as permitted by law and by the terms governing the shares.

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

However, a resolution in the General Meeting seeking to modify the Bylaws of Repsol YPF, change its share capital or corporate purpose, issue bonds, merge, dissolve, spin-off assets, issue new shares and bonds convertible into shares with exclusion of pre-emptive rights or transform its legal form requires on the first call the presence in person or by proxy of shareholders representing at least 50% of the voting capital of Repsol YPF, and on a second call the presence in person or by proxy of shareholders representing at least 25% of the voting capital. If on this second call the shareholders represent less than 50% of the voting capital, such resolutions may only be passed upon the vote of shareholders representing two-thirds of the capital present or represented at such meeting.

In order to modify article 27 of the Bylaws (See Section 5. “Major Shareholders and Related Party Transactions—Major Shareholders of Repsol YPF”), a special resolution approved by at least 75% of the shares entitled to vote present at the General Meeting is required. The same percentage vote is required to modify such supermajority requirement.

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

The Regulations that govern the General Meeting were approved by the General Meeting held on April 4, 2003 and amended in March 31, 2004, June 16, 2006 and May 9, 2007. The existence of such Regulations is obligatory for all corporations listed on a Spanish Stock Exchange following the adoption of Act 26/2003.

8.1.10	Restrictions on Investments in Spanish Companies

The Spanish Stock Exchanges and securities markets are open to foreign investors. Historically, any foreign investment which increases foreign shareholding in a Spanish company to more than 50% of the outstanding share capital or any purchase of shares by a foreign entity above the 50% limitation has required the prior consent of the Ministry of Economy, which has generally been granted.

Pursuant to Law 18/1992, of July 1, 1992, and Royal Decree 664/1999, of April 23, 1999, foreign investors may freely invest in shares of Spanish companies and need only notify the Spanish Ministry of Economy of their investment after they have made their investment and for administrative, economic and statistical purposes, for the purposes of its registration with the Spanish Registry of Foreign Investments. The shares underlying the ADSs are so registered.

In addition, if a foreign investor is an individual or entity resident in designated tax havens, this investor is also required to file a prior notification of investment with the Spanish Ministry of Economy and Finance. This prior notification is not necessary when the investment is made in transferable securities or when the foreign holding in the Spanish target company does not exceed 50%.

Act 19/2003, of July 4, 2003, which has as its purpose the establishment of a regulatory regime relating to capital flows to and from legal or natural persons abroad and the prevention of money laundering, generally provides for the liberalization of the regulatory environment with respect to acts, businesses, transactions and other operations between Spanish residents and non-residents of Spain in respect of which charges or payments abroad will occur, as well as money transfers, variations in accounts, or financial debit or credits abroad. These operations must be reported to the Ministry of the Economy and the Bank of Spain only for informational and statistical purposes.

The most important developments resulting from Act 19/2003 are the obligations on financial intermediaries to provide to the Spanish Ministry of Economy and Finance and the Bank of Spain information corresponding to client transactions.

8.1.11	Website

As of February 9, 2004, it is mandatory for publicly-traded corporations in Spain to have a website so that stockholders may exercise their right to information and to disseminate relevant information.

According to applicable law, the minimum content that such website must contain includes the following: the Bylaws, the regulations for the Board of Directors and for the committees of the Board of Directors, the regulations for the General Meeting, the financial statements, the annual report, the report on corporate governance, the internal conduct regulations regarding the securities market, the documents relating to the ordinary and extraordinary General Meetings and the relevant events notified to the CNMV. Of particular note is the website maintenance of the procedures relating to the grant of proxies for the General Meeting and the exercise of the right to vote remotely and publication of relevant events.

The aforementioned documents are also available at the registered office of Repsol YPF, Paseo de la Castellana, 278, attention of the Office of Investor Relations, whose telephone number is +34 900 100 100.

Repsol YPF has its own website, www.repsolypf.com, the content of which has been adapted to comply with the provisions of the aforementioned regulations.

8.2	Dividends

Assuming that all of the reference conditions in our Strategic Plan 2005-2009 are met, Repsol YPF’s expectation is that the dividend growth for the period 2006-2009 will be higher than 15% per annum during the remaining period of the Strategic Plan, always within a pay out ratio band between 40% to 50%. See Section 2. “Information on Repsol YPF—Repsol YPF—Strategy” for a discussion of certain reference conditions in our Strategic Plan.

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

On January 11, 2007 Repsol YPF paid an interim dividend of €0.36 per share with respect to fiscal year 2006. The Annual General Meeting approved on May 9, 2007, a total gross dividend for 2006 of €0.72 per share, representing a 20% increase with respect to the previous year’s total dividend. The final dividend of €0.36 per share will be payable in July 2007.

The following table sets forth the interim, final and total dividends paid per share in respect of each year indicated and translated into U.S. dollars per ADS. Unless otherwise indicated, U.S. dollar amounts shown are calculated based on the Noon Buying Rates for the euro in effect on the respective payment dates.

Year ended December 31,	Interim	Final	Total	Interim	Final	Total
	(euro per share)			(dollars per ADS)
2002	0.15	0.16	0.31	0.16	0.18	0.34
2003	0.20	0.20	0.40	0.25	0.24	0.49
2004	0.25	0.25	0.50	0.34	0.30	0.64
2005	0.30	0.30	0.60	0.36	0.38	0.75
2006	0.36	0.36	0.72	0.46	0.48	0.94

*	Final dividend converted at an exchange rate of US$1.3438= €1.000. Noon buying rate for the period ended June 22, 2007.

Additionally, the Company shall pay a gross attendance fee of €0.02 per share to the shares attending or represented by proxy at the General Shareholders’ Meeting whose holders have provided due evidence of their attendance thereat in person or by proxy.

Dividends payable by Repsol YPF to non-residents of Spain are subject to a Spanish withholding tax at the rate of 18%.

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

The discussion regarding Spanish tax laws below is based on interpretations of those laws in force as of the date of this annual report. The discussion of U.S. federal income tax consequences is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These Spanish and U.S. laws are subject to change, possibly on a retroactive basis. The discussion of the Spanish and U.S. federal tax consequences is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisors concerning the Spanish, U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of ordinary shares or ADSs in your particular circumstances.

As used herein, the term “United States Holder” means a beneficial owner of ordinary shares or ADSs who is, for U.S. federal tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

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

Taxation of Dividends. Under Spanish law, dividends paid by Repsol YPF to a holder of ordinary shares or ADSs who is not resident in Spain for tax purposes and does not operate through a permanent establishment in Spain, are subject to Spanish Non-Resident Income Tax, withheld at source, currently at an 18% rate. Prior to January 1, 2007, the rate was 15%.

According to the provisions of the treaty for the avoidance of double taxation between Spain and U.S. (“the Treaty”), dividends paid by a Spanish entity to a United States Resident, within the terms of such Treaty, may be taxed in Spain at a maximum reduced rate of 15%. Holders who are residents of another country, should consult their own tax advisors regarding the availability of reduced rates and refunds.

Taxation of Rights. Distribution of pre-emptive rights to subscribe for new shares made with respect to your shares in Repsol YPF will not be treated as income under Spanish law and, therefore, will not be subject to Spanish Non-Resident Income Tax. The exercise of such pre-emptive rights is not considered a taxable event under Spanish law and thus is not subject to Spanish tax. Capital gains derived from the disposition of pre-emptive rights obtained by United States Residents are generally not taxed in Spain provided that certain conditions are met (see “—Spanish Taxation—Taxation of Capital Gains” below).

Taxation of Capital Gains. Under Spanish law, any capital gains realized from the sale of securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, income obtained by a United States Resident, from the sale of Repsol YPF ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is generally levied at an 18% tax rate on capital gains realized by persons who (i) are non-residents of Spain for tax purposes; (ii) are not entitled to the benefit of any applicable treaty; and (iii) do not operate through a fixed base or a permanent establishment in Spain. Prior to January 1, 2007, the rate applicable to capital gains was 35%.

Capital gains realized by non-residents of Spain who are entitled to the benefit of an applicable treaty will, generally, not be taxed in Spain (since most tax treaties provide for taxation only in the taxpayer’s country of residence). Under the Treaty, capital gains realized by U.S. Holders arising from the disposition of shares or ADSs will not be taxed in Spain, provided that the seller has not maintained a direct or indirect holding of 25% or more in our capital during the 12 months preceding the disposition of the shares or ADSs.

Spanish Wealth Tax. If you do not reside in Spain and you hold shares located in Spain, you are subject to Spanish Wealth Tax (Spanish Law 19/1991), which imposes a tax on property located in Spain on the last day of any year. The Spanish tax authorities may contend that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, and you are an individual non-resident of Spain who held ADSs of Repsol YPF or ordinary shares on the last day of any year, you would be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such ordinary shares or ADSs during the last quarter of such year. United States Residents should consult their tax advisors with respect to the applicability of Spanish Wealth Tax.

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

Alternatively, gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at an 18% tax rate on the fair market value of the shares as a capital gain. Prior to January 1, 2007, the rate was 35%. Hence, if the donor is a United States resident corporation, the exclusions available under the Treaty described in the section “—Taxation of Capital Gains” above will be applicable.

Spanish Transfer Tax. Transfers of Repsol YPF ordinary shares or ADSs will be exempt from Transfer Tax (“Impuesto sobre Transmisiones Patrimoniales”) or Value-Added Tax. Additionally, no Stamp Duty will be levied on such transfers.

Income Taxes Reform.

The Spanish Government has approved a reform of income taxes (individual income tax, corporate income tax and non-residents income tax).

Although the reform does not affect non-residents covered by existing tax treaties, the main change affecting non-residents is that all capital income (including dividends, interests, capital gains, among others) will be taxed at a flat rate of 18%, unless a tax treaty applies.

8.3.2	United States Taxation

Taxation of Distributions. Distributions paid on ADSs or ordinary shares, to the extent paid out of current or accumulated earnings and profits, other than certain pro rata distributions of common shares, as determined under United States federal income tax principles, will be treated as a dividend. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. The amount of this dividend will include any amounts withheld by Repsol YPF or its paying agent in respect of Spanish taxes. Under current law, dividends received by non-corporate United States Holders on shares or ADSs may be subject to U.S. federal income tax at lower rates (generally 15%) than other types of ordinary income if certain conditions are met in taxable years beginning before January 1, 2011. United States Holders should consult their own tax advisors regarding the implications of this legislation in their particular circumstances. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code of Conduct.

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

Sale and Other Disposition of Ordinary Shares or ADSs. For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the ordinary shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the ordinary shares or ADSs disposed of and the amount realized upon the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules. We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the 2006 taxable year. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including, among others, equity investments in non-controlled entities) and since the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held ordinary shares or ADSs, certain adverse consequences could apply to you.

In general, if we are treated as a PFIC for any taxable year, gain recognized by you on the sale or other disposition of ordinary shares or ADSs would be allocated rateably over your holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of ordinary shares or ADSs in excess of 125% of the average of the annual distributions on such securities received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark to mark election) may be available to you that may help ameliorate the adverse consequences resulting from PFIC status.

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

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

8.4	Available Information

Repsol YPF is subject to the information requirements of the Exchange Act, except that as a foreign issuer, Repsol YPF is not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, Repsol YPF files or furnishes reports and other information with the SEC. Reports and other information filed or furnished by Repsol YPF with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington,

D.C. 20549, and at the SEC’s Regional Office at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-732-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. Such reports other information statements and other information about us can be downloaded from the SEC’s website and may also be inspected and copied at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which Repsol YPF’s American Depositary Shares are listed.

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

The most significant aspects of these agreements with La Caixa are the following:

- Repsol YPF and La Caixa will jointly control Gas Natural in accordance with the principles of transparency, independence and professional diligence.

- The Board of Directors of Gas Natural will be composed of 17 members. Repsol YPF and La Caixa will each have the right to nominate five directors. Repsol YPF and La Caixa will vote in favor of each other’s nominees. One director will be appointed by Caixa de Catalunya and the remaining six directors will be independent directors.

- La Caixa will nominate the Chairman of the Board of Directors of Gas Natural and Repsol YPF will nominate the Managing Director. Repsol YPF’s and La Caixa’s directors will vote in favor of each other’s nominees for these positions.

- The Executive Committee of the Board of Directors of Gas Natural will be composed of eight members, consisting of three members nominated by each of Repsol YPF and La Caixa out of the directors they respectively nominated to the Board of Directors of Gas Natural, including the Chairman of the Board of Directors and the Managing Director. The other two members of the Executive Committee will be independent directors.

- The partners will jointly agree, prior to submission to the Board of Directors of Gas Natural, on (i) the strategic plan of Gas Natural, which will include all decisions affecting the strategy of Gas Natural; (ii) the corporate structure of Gas Natural; (iii) the annual budget of Gas Natural; (iv) any business combinations; and (v) any acquisitions or disposal of strategic assets of Gas Natural.

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

Due to the nature of its business, Repsol YPF is exposed to various market risks relating to the volatility of crude oil and crude oil product prices. To manage these risks, Repsol YPF engages in hedging transactions involving futures and other derivative instruments. Repsol YPF purchases and sells futures contracts (mainly on the Intercontinental Exchange and the New York Mercantile Exchange) in order to reduce the exposure of its business to the effects of market price changes on its crude oil and products. From time to time, Repsol YPF also purchases and sells over-the-counter derivative instruments, principally forwards, swaps and options. Such instruments are used basically for hedging market risks arising from Repsol YPF’s industrial and commercial activities.

The following tables set forth certain information with respect to oil price-sensitive instruments issued or held by Repsol YPF at December 31, 2006 and 2005. At December 31, 2006 and 2005 Repsol YPF had no material exposure to crude oil price-sensitive instruments entered into for trading purposes.

Non-trading portfolio

At December 31, 2006	Thousands of barrels	Average contract price	Expected maturity date					Thereafter	Total Notional amount	Fair value

			2007	2008	2009	2010	2011
		(US$ per barrel)	(thousands of US$)
Buy contracts
Short-term:
WTI	653	63.29	41,328.4	—	—	—	—	—	41,328.4	(1,459.9)
RBOB	375	66.99	25,121.3	—	—	—	—	—	25,121.3	334.9
IPE GO	125	71.46	8,935.1	—	—	—	—	—	8,935.1	(192.9)
Sell contracts
Short-term:
WTI	2,927	62.13	181,854.5	—	—	—	—	—	181,854.5	2,283.5
RBOB	253	67.32	17,031.9	—	—	—	—	—	17,031.9	(143.3)
BRENT	234	60.67	14,196.8	—	—	—	—	—	14,196.8	(46.1)
NYMEX HHO	189	77.57	14,660.7	—	—	—	—	—	14,660.7	1,577.2
IPE GO	543	71.52	38,858.4	—	—	—	—	—	38,858.4	1,011.5 99.7
Swap contracts(1)
Short-term:
WTI	2,735	63.10	172,590.3	—	—	—	—	—	172,590.3	3,164.8
Brent	6,756	61.97	418,697.3	—	—	—	—	—	418,697.3	2,423.5

At December 31, 2006	Thousand Tonnes	Average contract price	Expected maturity date					Thereafter	Total Notional amount	Fair value

			2007	2008	2009	2010	2011
		(US$ per tonne)	(thousands of US$)
Swap contracts(1)
Short-term:
HHO	41.44	564.85	23,407.1	—	—	—	—	—	23,407.1	846.8
GO	35.0	502.0	17,972.8	—	—	—	—	—	17,972.8	(296.4)
JET	9.90	572.7	5,671.5	—	—	—	—	—	5,671.5	942.8
HFO	4.00	268.7	1,075.0	—	—	—	—	—	1,075.0	(55.0)
NAPHTA	143.80	558.7	80,341.9	—	—	—	—	—	80,341.9	(5,875.3)

(1)	Repsol YPF pays a fixed price and receives market price.

At December 31, 2005	Thousands of barrels	Average contract price	Expected maturity date					Thereafter	Total Notional Amount	Fair value
			2006	2007	2008	2009	2010
		(US$ per barrel)	(thousands of US$)
Buy contracts
Short-term:
WTI	452	59.91	27,081.5	—	—	—	—	—	27,081.5	508.58
BRENT	451	58.68	26,464.48	—	—	—	—	—	26,464.48	135.49
IPE GO	261.99	68.08	17,835.9	—	—	—	—	—	17,835.9	142.50

Sell contracts
Short-term:
WTI	175	58.39	10,218.76	—	—	—	—	—	10,218.76	(593.96)
NYMEX HHO	217	72.98	15,836.32	—	—	—	—	—	15,836.32	(489.58)
IPE GO	49.87	68.27	3,404.46	—	—	—	—	—	3,404.46	(69.49)
Swap contracts(1)
Short-term:
WTI	4,080	60.05	244,989.88	—	—	—	—	—	244,989.88	3,412.55
Brent	10,110	59.15	506,150.3	91,815	—	—	—	—	597,965.3	5,148.08
Dubai	1,890	52.99	100,145.3	—	—	—	—	—	100,145.3	(3,285)
HHO	34	51.07	1,736.44	—	—	—	—	—	1,736.44	182.26

At December 31, 2005	Thousand Tonnes	Average contract price	Expected maturity date					Thereafter	Total Notional Amount	Fair value
			2006	2007	2008	2009	2010
		(US$ per tonne)	(thousands of US$)
Swap contracts(1)
Short-term:
GO	14.86	568.01	7,660.65	779.96	—	—	—	—	8,440.61	(997.43)
JET	29.72	649.17	18,387	906.19	—	—	—	—	19,293.52	1,072.97
PPM	1.8	538.06	968.51	—	—	—	—	—	968.51	5.28
PROPANE	33	606.74	20,022.3	—	—	—	—	—	20,022.3	817.20

(1)	Repsol YPF pays a fixed price and receives market price.

At December 31, 2005, Repsol YPF, through its investment in Gas Natural, had arranged electricity price hedging amounting to €10.6 million with staggered maturities throughout 2006 and a negative fair value of €0.4 million. In 2006 there were no hedging derivatives on the price of electricity.

9.1.1	Crude Oil Price Swaps

Forward Oil Sale Agreements

Since 1996, YPF has entered into three forward oil sale agreements, which we refer to as the FOS transactions in this annual report. These agreements were entered into in order to obtain cash to fund operations in advance of the actual sale and delivery of oil. Under these transactions, YPF was advanced US$381 million in 1996, US$300 million in 1998 and US$383 million in 2001, against future deliveries of oil. YPF’s obligations under the FOS transactions are recorded as a liability in the consolidated balance sheet and will be reduced and taken to income as the physical deliveries are made over the term of the contracts. As of December 31, 2006, the amount of FOS financial debt recorded on our consolidated balance sheet was US$33 million. The obligations to deliver crude oil under the agreements entered into in 1996 have been satisfied in their entirety, with the last delivery having taken place in October 2003. The obligation to deliver crude oil under the agreement entered into in 2001 was fully prepaid on September 30, 2005. The obligation to deliver crude oil under the 1998 agreement will continue until May 2008.

The structure of the remaining FOS transaction is similar to the ones already cancelled. YPF enters into a forward oil sale agreement that calls for the future delivery of oil for the life of the contract. YPF is paid in advance for the future delivery of oil. The price of the oil to be delivered is calculated using various factors, including the expected future price and quality of the crude oil being delivered. The counterparty or assignee to each oil supply agreement is a special purpose entity incorporated in the Cayman Islands, which finances itself as described below. The oil to be delivered under each supply agreement is subsequently sold in the open market.

YPF is exposed to any change in the price of the crude oil it will deliver in the future under the FOS transactions. YPF’s exposure derives from a crude oil swap agreements under which YPF pays a fixed price for each of the monthly delivered barrels committed as per the Crude Oil Purchase and Sales Agreement and receives the variable market price of such barrels of crude oil.

The following provides an overview of the outstanding FOS transaction:

FOS II
Date	June 24, 1998
Net proceeds(1)	US$299,967,289
SPE	Oil Enterprises Ltd.
SPE Debt	US$315 million 6.239% notes
Purchaser	Morgan Guaranty Trust
Marketer	YPF
Guarantee/hedge	Oil Price Hedge Agreement/Default Insurance
Total crude oil barrels to be delivered over the life of the contract	23,933,985
Average crude oil barrels per month	201,126
Term of transaction	10 years

(1)	The total sale amount under the outstanding FOS transaction is: FOS II US$314,995,137. The difference between the net proceeds and the sale amount is deposited in a reserve account to cover certain contingencies and, absent an event of default or other events set forth in the transaction documents, will be paid to YPF during the last three months of the term of the transaction.

The series of FOS II are insured by MBIA. Repsol YPF S.A. agreed to reimburse this third party insurer for any payment made by it as insurer in connection with the FOS II default insurance policy.

YPF’s monthly crude oil delivery obligations under the remaining FOS transaction represent approximately 2.26% of its monthly production as of December 31, 2006. Total remaining crude delivery obligations under the FOS transaction represent 3% of YPF’s 2006 crude oil production. If YPF is not able to deliver the required number of barrels from its own production, YPF may purchase oil of similar quality in the open market.

On March 8, 2004, the Argentine tax authorities formally communicated to YPF their view that the FOS transactions should have been treated as financial transactions carried out in Argentina and, as such, should have been subject to the relevant tax withholdings. YPF has presented its defense rejecting the claim and arguing its position.

At December 31, 2006, Repsol YPF had a crude oil price swap contract in order to hedge the current value of the crude oil deliveries under the forward oil sale agreement described above. The contract covered a total of 23,933,982.41 barrels of which the outstanding amount as of December 31, 2006 was 3,317,593 barrels of crude oil. Repsol YPF must deliver crude oil at the fixed price of US$13.161 per barrel in exchange for the same quantities of crude oil at market prices. At December 31, 2006, the fair value of these hedging instruments was €114 million and they will mature between 2007 and 2008.

9.2	Foreign Currency Exposure

Repsol YPF’s results of operations are exposed to foreign exchange rate movements because it publishes its financial statements in euro while a substantial part of its revenues and certain of its expenses are denominated in or indexed to dollars. Approximately 31.4% of Repsol YPF’s total sales in 2006 were made outside the European Union. The billing currency of products sold outside the European Union is primarily the U.S. dollar. Repsol YPF is also exposed, to a lesser extent, to the Argentine peso. See Section 3. “Operating and Financial Review and Prospects—Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies.”

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

Repsol YPF’s policy is to fund its activities in the same functional currency as its foreign investments, although certain of our peso functional currency investments have been financed with U.S. dollar indebtedness. See Section 3. “Operating and Financial Review and Prospects—Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies.” At December 31, 2006, 78.4% of Repsol YPF’s consolidated net debt including preference shares was denominated in foreign currencies, mainly in U.S. dollars, either directly or through foreign exchange forward contracts. To implement this policy, the desired currency of funding is obtained either directly from the capital markets or indirectly through foreign exchange forward contracts coupled with funding in other currencies. Repsol YPF does not use foreign exchange forward contracts to hedge anticipated transactions.

The tables below set forth certain information with respect to exchange rate sensitive instruments issued or held by Repsol YPF at December 31, 2006 and 2005. Repsol YPF had no material exchange rate risk arising from instruments entered into for trading purposes at December 31, 2006.

9.2.1 Foreign Currency Forwards

Non-trading portfolio

At December 31, 2006 and 2005, Repsol YPF was party to foreign currency forward agreements as detailed below.

	Expected maturity date
At December 31, 2006	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value(1)
Forwards
Euro/USD(2)
Contract Amount	2,798.29	—	—	—	—	—	2,798.29	(4.64)
Average contractual Exchange rate	1.32	—	—	—	—	—	—	—
USD/Euro(2)
Contract Amount	571.69	2.5	2.5	2.5	2.5	10	591.68	(5.28)
Average contractual Exchange rate	1.30	1.26	1.27	1.28	1.29	1.31	—	—
GBP/USD(2)
Contract Amount	0.94	—	—	—	—	—	0.94	—
Average contractual Exchange rate	1.96	—	—	—	—	—	—	—
BRL/Euro(2)
Contract Amount	5.86	—	—	—	—	—	5.86	—
Average contractual Exchange rate	3	—	—	—	—	—	—	—

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2006.

(2)	In millions of first currency (except exchange rate information). Repsol YPF buys the first currency named and sells the second one.

	Expected maturity date
At December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value(1)
Forwards
Euro/USD(2)
Contract Amount	2,968.9	—	—	—	—	—	2,968.9	(32.26)
Average contractual Exchange rate	1.20	—	—	—	—	—	—	—
USD/Euro(2)
Contract Amount	1,259.5	2.5	2.5	2.5	2.5	12.5	1,283	5.35
Average contractual Exchange rate	1.19	1.25	1.26	1.27	1.28	1.31		—
GBP/USD(2)
Contract Amount	0.90	—	—	—	—	—	0.90	—
Average contractual Exchange rate	1.72	—	—	—	—	—	—	—
EUR/USD(2)
Contract Amount	333	—	—	—	—	—	333	3.08
Average contractual Exchange rate	1.20	—	—	—	—	—	—	—
USD/CLP(2)
Contract Amount	1.35	—	—	—	—	—	1.35	—
Average contractual Exchange rate	515.35	—	—	—	—	—	—	—
EUR/ BRL(2)
Contract Amount	2.5	—	—	—	—	—	2.5	—
Average contractual Exchange rate	3.07	—	—	—	—	—	—	—

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2005.

(2)	In millions of first currency (except exchange rate information). Repsol YPF buys the first currency named and sells the second one.

9.2.2	Financial Debt and Preferred Shares

The following tables set forth information with regard to financial debt and preferred shares denominated in euro and other currencies, detailed by currency, as of December 31, 2006 and 2005:

	Expected maturity date
At December 31, 2006	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value(3)
	(millions of euro)(1)
Financial debt(2)
US$	3,601	281	631	826	5	1,110	6,454	6,605
Euro	(2,287)	772	493	515	226	1,124	843	1,383
Other	237	94	76	4	0	134	545	539
Preferred shares
US$	—	—	—	—	—	550	550	554
Euro	—	—	—	—	—	2,895	2,895	3,040

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2006.

(2)	The financial debt split by currencies takes into account the currency of denomination plus cross-currency interest rate swaps and foreign currency forwards.

(3)	Fair Value does not include cross currency swaps and foreign currency forwards which are disclosed in separate tables.

	Expected maturity date
At December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value(3)
	(millions of euro)(1)
Financial debt(2)
US$	3,344	268	225	745	951	1,164	6,697	7,130
Euro	(1,077)	114	20	67	325	1,410	859	987
Other	241	78	94	23	4	36	476	488
Preferred shares
US$	—	—	—	—	—	612	612	617
Euro	—	—	—	—	—	2,873	2,878	3,052

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2005.

(2)	The financial debt split by currencies takes into account the currency of denomination plus cross-currency interest rate swaps and foreign currency forwards.

(3)	Fair Value does not include cross currency swaps and foreign currency forwards which are disclosed in separate tables.

9.2.3	Cross-currency Interest Rate Swaps

Repsol YPF enters into cross-currency interest rate swap arrangements to hedge its assets and liabilities denominated in foreign currencies against foreign exchange fluctuations and to effectively transform debt denominated in foreign currencies mainly into dollar-and euro-denominated debt. At December 31, 2006 and 2005, Repsol YPF was party to cross-currency interest rate swap agreements as detailed below.

	Expected maturity date					Thereafter	Total	Fair Value
At December 31, 2006	2007	2008	2009	2010	2011
	(millions of euro)(1)
Variable to variable
Contract/notional amount (BRL)	5.55	24.99	—	—	—	—	30.53	(6.477)
Average pay rate (BRL)	103% CDI Libor	103% CDI Libor	—	—	—	—	—	—
Average receive rate (USD)	+2.65%	+2.65%
Fixed to fixed
Contract/notional amount (EUR)	—	—	—	1,175	—	1,000	2,175	540.44
Average pay rate (USD)	—	—	—	7.16%	—	5.22%	—	—
Average receive rate (EUR)	—	—	—	6%	—	4.63%	—	—
Variable to fix
Contract/notional amount (BRL)	22.83	19.43	17.89	0.31	0.31	—	60.77	(14.18)
Average pay rate (BRL)	113% CDI	113% CDI	112% CDI	129% CDI	129% CDI	—	—	—
Average receive rate (USD)	US+6.94%	US+7.48%	US+7.61%	US+10.59%	US+10.59%
Contract/notional amount (BRL)	4,627	3.08	—	—	—	—	7.71	(0.31)
Average pay rate (BRL)	CDI+1.70%	CDI+1.70%	—	—	—	—	—	—
Average receive rate (USD)	US+6.29%	US+6.00%	—	—	—	—	—	—
Contract/notional amount (USD)	—	—	17.89	—	—	—	17.89	—
Average pay rate (ARS)	—	—	14.3%	—	—	—	—	—
Average receive rate (USD)	—	—	Libor 6m	—	—	—	—	—

(1)	In millions of euro equivalent (except rates) at the relevant exchange rate on December 31, 2006.

	Expected maturity date
At December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(millions of euro)(1)
Variable to variable
Contract/notional amount (BRL)	5.55	5.55	24.98	—	—	—	36.1	(5.6)
Average pay rate (BRL)	111.5% CDI	103% CDI	103% CDI	—	—	—	—	—
Average receive rate (USD)	2.65%	2.65%	2.65%	—	—	—	—	—
Contract/notional amount (EUR)	39.1	—	—	—	—	—	39.1	0.92
Average pay rate (EUR)	Euribor 3m+0.33%bp	—	—	—	—	—	—	—
Average receive rate (USD)	Libor 3m+0.30bp	—	—	—	—	—	—	—
Fixed to fixed
Contract/notional amount (EUR)	750	—	—	—	1,175	1,000	2,925	625.09
Average pay rate (USD)	6.35%	—	—	—	7.16%	5.22%	—	—
Average receive rate (EUR)	5.75%	—	—	—	6%	4.63%	—	—
Variable to fix
Contract/notional amount (BRL)	10.79	19.43	18.20	17.27	—	—	65.7	(11.4)
Average pay rate (BRL)	110.3% CDI	111.6% CDI	111.6% CDI	111.6% CDI	—	—	—	—
Average receive rate (USD)	5.38%	7.3%	7.3%	7.3%	—	—	—	—
Contract/notional amount (BRL)	2.5	—	—	—	—	—	2.5	—
Average pay rate (BRL)	2.25%CDI	—	—	—	—	—	—	—
Average receive rate (USD)	1.00%	—	—	—	—	—	—	—
Contract/notional amount (USD)	—	—	—	17.9	—	—	17.9	0.92
Average pay rate (ARS)	—	—	—	14.30%	—	—	—	—
Average receive rate (USD)	—	—	—	Libor 6m	—	—	—	—

(1)	In millions of euro equivalent (except rates) at the relevant exchange rate on December 31, 2005.

9.2.4	Futures Contracts

At December 31, 2006 Repsol YPF did not have any futures contracts on exchange rates.

9.3	Interest Rate Exposure

Of total financial debt including preference shares, which amounted to €11,287 million as of December 31, 2006, €4,936 million of which was principal of fixed interest rate instruments, the fair value of which fluctuates with variations in interest rates.

The following tables set forth information with regard to fixed rate financial debt and preferred shares as of December 31, 2006 and 2005, detailed by currency and maturity date:

	Expected Maturity Date					Thereafter	Total	Fair Value(1)
At December 31, 2006	2007	2008	2009	2010	2011
	millions of euro equivalent(2)
Debt fixed rate
US Dollar	187	63	101	778	2	982	2,114	2,738
Average Interest Rate	7.58	6.83	8.63	7.06	9.03	5.40
Euro	3	3	3	163	3	1,024	1,198	1,270
Average Interest Rate	4.29	4.29	4.29	6.52	4.29	5.01
Other currencies	1	22	—	—	—	51	74	67
Average Interest Rate	1.25	10.69	—	—	—	5.02
Preferred shares fixed rate
US Dollars	—	—	—	—	—	550	550	555
Average Interest Rate	—	—	—	—	—	7.45
Euro	—	—	—	—	—	1,000	1,000	1,014
Average Interest Rate	—	—	—	—	—	3.94

(1)	Fair Value does not include cross currency swaps.

(2)	In millions of euro equivalent at the relevant exchange rate on December 31, 2006.

	Expected Maturity Date					Thereafter	Total	Fair Value(1)
At December 31, 2005	2006	2007	2008	2009	2010
	millions of euro equivalent(2)
Financial Debt fixed rate
US Dollar	710	206	96	155	865	1,095	3,118	4,020
Average Interest Rate	6.58	7.45	7.03	8.38	7.06	5.40
Euro	2	3	3	3	1.62	1,029	1,202	1,334
Average Interest Rate	22.43	4.29	4.29	4.29	6.53	5.01
Other currencies	2	—	74	—	—	19	95	105
Average Interest Rate	—	—	12.29	—	—	11.59
Preference shares fixed rate
US Dollar	—	—	—	—	—	612	612	617
Average Interest Rate	—	—	—	—	—	7.45
Euro	—	—	—	—	—	1,000	1,000	1,052
Average Interest Rate	—	—	—	—	—	3.90

(1)	Fair Value does not include cross currency swaps.

(2)	In millions of euro equivalent at the relevant exchange rate on December 31, 2005.

9.3.1	Interest Rate Swaps

At December 31, 2006 and 2005, Repsol YPF had interest rate swap arrangements according to the following schedule:

	Expected maturity date					Thereafter	Total	Fair Value
At December 31, 2006	2007	2008	2009	2010	2011
	(millions of euro)(1)
Variable to variable
Contract Amount (EUR)	37.01	—	—	—	—	—	37.01	0.31
Average pay rate	Euribor 6m- 0.10%
Average receive rate	Euribor 6m+0.375%	—	—	—	—	—	—	—
Variable to fixed
Contract Amount (MXN)	616.94	308.47	—	—	—	—	925.41	(0.62)
Average pay rate	7.75%	9.99%
Average receive rate	TIIE 28 days	TIIE 28 days	—	—	—	—	—	—
Contract Amount (EUR)	39						39	(1.46)
Average pay rate	5.87%	—	—	—	—	—	—	—
Average receive rate	Euribor 6m + 0.42 bp
Contract Amount (EUR) (2)	—	—	—	—	—	673.95	673.95	(237.25)
Average pay rate						6.75%
Average received rate	—	—	—	—	—	Euribor 3m	—	—
Contract Amount (USD)	3.39	4.01	4.01	16.04	4.01	26.84	58.3	(3.08)
Average pay rate	6.38%	6.38%	6.38%	6.38%	6.38%	6.38%
Average receive rate	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	—	—
Contract Amount (EUR)	0.62	0.31	0.31	0.62	185.39	4.32	191.57	5.24
Average pay rate	3.83%	3.21%	3.21%	3.21%	3.40%	3.24%	—	—
Average receive rate	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	—	—
Contract Amount (EUR)	1.23	—	—	—	0.62	—	1.85	—
Average pay rate	Fix increasing/ Euribor 3m	—	—	—	Fix increasing/ Libor 6 m	—	—	—
Average receive rate	Euribor 3m	—	—	—	Euribor 3m	—	—	—
Contract Amount (EUR)	—	—	61.69	—	—	—	61.69	0.31
Average pay rate	—	—	3.67%	—	—	—	—	—
Average receive rate	—	—	Euribor 3m	—	—	—	—	—
Contract Amount (ARS)	—	34.86					34.86	(0.31)
Average pay rate	—	11.4%	—	—	—	—	—	—
Average receive rate	—	CER	—	—	—	—	—	—

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2006.

(2)	See “—Interest Rate Options” below.

	Expected maturity date
At December 31, 2005	2006	2007		2008	2009	2010	Thereafter	Total	Fair Value
	(millions of euro)(1)
Variable to variable
Contract Amount (EUR)	—		37.02	—	—	—	—	37.02	0.31
Average pay rate	—	–	Euribor 6m 0.10%	—	—	—	—	—	—
Average receive rate	—		Euribor 6m + 0.38%	—	—	—	—	—	—
Variable to fixed
Contract Amount (MXN)	308.47		—	308.47	—	—	—	616.94	(0.93)
Average pay rate	9.81%		—	9.99%	—	—	—	—	—
Average receive rate	TIIE 28 days		—	TIIE 28 days	—	—	—	—	—
Contract Amount (EUR)	—		39	—	—	—	—	39	(2.59)
Average pay rate	—		5.87%	—	—	—	—
Average receive rate	—		Euribor 6m + 0.42 bp	—	—	—	—	—	—
Contract Amount (EUR) (2)	—		—	—	—	—	673.95	673.95	(312.64)
Average pay rate	—		—	—	—	—	6.75%	—	—
Average received rate	—		—	—	—	—	Euribor 3m	—	—
Contract Amount (USD)	2.78		3.39	4.01	4.01	16.04	30.85	61.08	(4.63)
Average pay rate	6.383%		6.383%	6.383%	6.383%	6.383%	6.383%	—	—
Average receive rate	Libor 3m		Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	—	—
Contract Amount (EUR)	0.61		0.61	0.31	0.31	0.31	142.51	144.67	(2.16)
Average pay rate	3.90%		3.81%	3.01%	3.01%	3.01%	3.46%	—	—
Average receive rate	Euribor 6m		Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	—	—
Contract Amount (EUR)	0.61		1.23	—	—	—	0.612	2.46	—
Average pay rate	Fix/Euribor 3m		Fix Increasing /Euribor 3m	—	—	—	Fix increasing /Libor 6m	—	—
Average receive rate	Euribor 3m		Euribor 3m	—	—	—	Euribor 3m	—	—

(1)	In millions of euro equivalent at the relevant exchange rate on December 31, 2005.

(2)	See “—Interest Rate Options” below.

9.3.2	Average Interest Rate Forward

At December 31, 2006 and 2005, Repsol YPF was not party to any average interest rate forward arrangements.

9.3.3	Interest Rate Options

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

In May 2001, and in connection with the preference shares offering during that month, Repsol YPF purchased and sold options on interest rates on a notional amount of €1,000 million, as follows:

•

Repsol YPF sold an option under which, if the counterparty exercises the right, it would have to pay three-month Euribor and receive a 7% equivalent annual rate, on the notional amount of €1,000 million, with quarterly settlement dates starting June 30, 2001, the first expiration date being October 1, 2001 and the last one on June 30, 2011.

•

Repsol YPF acquired an option under which, if the counterparty exercises the right, it would have to pay three-month Euribor and receive 4% equivalent annual rate, on the notional amount of €1,000 million, with quarterly settlement dates starting June 30, 2001, the first expiration date being October 1, 2001 and the last one on June 30, 2011.

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

Effective June 30, 2002, and in connection with its December 2001 issue of €2,000 million of preference shares, Repsol YPF purchased and sold options on interest rates on a notional amount of €1,000 million, as follows:

•

Repsol YPF sold an option under which, if the counterparty exercises the right, it would have to pay three-month Euribor and receive a 7% equivalent annual rate on the notional amount of €1,000 million, settled quarterly with the first settlement date on September 30, 2002 and the last one on December 31, 2011; and

•

Repsol YPF acquired an option under which, if the counterparty exercises the right, it would have to pay three-month Euribor and receive a 4% equivalent annual rate on the same notional amount, settled quarterly with the first settlement date on September 30, 2002 and the last one on December 31, 2011.

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

Non-trading Portfolio

	Expected Maturity Date					Thereafter	Total	Fair Value
At December 31, 2006	2007	2008	2009	2010	2011
	(millions of euro equivalent)
Interest rate option RIC (“Collar”)(1)
Contract amount (€2,000 million)	—	—	—	—	2,000	—	2,000	26
Cap option
Repsol YPF would receive Cap rate	—	—	—	—	—	—	7%	—
Repsol YPF would pay floating rate	—	—	—	—	—	—	3m Euribor	—
Floor option
Repsol YPF would receive Floor rate	—	—	—	—	—	—	4%	—
Repsol YPF would pay rate floating rate	—	—	—	—	—	—	3m Euribor	—
Interest rate option GN (“Collar”)
Contract amount (€13.88 million)	1.54	1.54	4.62	1.54	0.62	4.01	13.88	—
Cap option
GN would receive floating Euribor rate
GN would pay rate	5.01%	5.01%	5.18%	4.72%	4.93%	4.99%	—	—
Floor option
GN would receive Euribor rate	—	—	—	—	—	—	—	—
GN would pay	3.11%	3.11%	3.41%	2.81%	2.85%	2.90%	—	—
Interest rate option GN (“Collar”)
Contract amount (€1.23 million)	—	0.31	—	—	—	0.93	—	—
Cap option
GN would receive floating Euribor rate	—	—	—	—	—	—	—	—
GN would pay rate	4.74%	4.74%	4.74%	4.74%	4.74%	4.74%	—	—
Floor option(2)
GN would receive Euribor rate	—	—	—	—	—	—	—	—
GN would pay	4.74%	4.74%	4.74%	4.74%	4.74%	4.74%	—	—

(1)	€1,000 million expire on June 30, 2011 and €1,000 million expire on December 31, 2006.

(2)	This collar has a knock in series linked to the floor for the different periods which are activated whenever the six-month EURIBOR is below the relevant thresholds.

	Expected Maturity Date
At December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(millions of euro equivalent)
Interest rate option RIC (“Collar”)(1)
Contract amount (€2,000 million)	—	—	—	—	—	2,000	2,000	100.03
Cap option
Repsol YPF would receive Cap rate	—	—	—	—	—	7%	—	—
Repsol YPF would pay floating rate	—	—	—	—	—	3m Euribor	—	—
Floor option								—
Repsol YPF would receive Floor rate	—	—	—	—	—	4%	—	—
Repsol YPF would pay rate floating rate	—	—	—	—	—	3m Euribor	—	—
Interest rate option GN (“Collar”)
Contract amount (€15.42 million)	1.54	1.23	1.54	4.62	1.54	4.93	15.42	(0.31)
Cap option
GN would receive floating Euribor rate	—	—	—	—	—	—	—	—
GN would pay rate	5%	5.01%	5.01%	5.18%	4.72%	5%	—	—
Floor option
GN would receive Euribor rate	—	—	—	—	—	—	—	—
GN would pay	3.10%	3.11%	3.11%	3.41%	2.81%	2.91%	—	—
Interest rate option GN (“Collar”)
Contract amount (€1.23 million)	—	—	—	—	—	1.23	1.23	—
Cap option
GN would receive floating Euribor rate	—	—	—	—	—	—	—	—
GN would pay rate	—	—	—	—	—	5%	—	—
Floor option(2)
GN would receive Euribor rate	—	—	—	—	—	—	—	—
GN would pay	—	—	—	—	—	5%	—	—

(1)	€1,000 million expire on June 30, 2011 and €1,000 million expire on December 31, 2011.

(2)	This collar has a knock in series linked to the floor for the different periods which are activated whenever the six-month EURIBOR is below the relevant thresholds.

9.4	Operations Linked to Evolution of Repsol YPF Share Price

Repsol YPF had an incentive plan tied to the fluctuation of Repsol YPF shares which was cancelled in 2006. In order to cater for the possible payments that might have had to be made under this plan, the Company acquired call options on Repsol YPF, S.A. shares which could be settled on the same dates and under the same conditions as those established in the above-mentioned incentive plan. These options were settled in 2006 and gave rise to finance income of €14 million. See Section 4. “Directors, Senior Management and Employees—Employees” Section 4.4.1 “Medium and long-term Incentives.”

The Company held equity linked swaps tied to the price of Repsol YPF shares that can only be settled cashless for cash, on a total of 3,000,000 shares. These transactions were settled in 2006, giving rise to a gain of €6 million.

PART II

10.	Defaults, Dividend Arrearages and Delinquencies

None.

11.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

12.	Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2006, Repsol YPF, under the supervision and with the participation of Repsol YPF’s management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Securities Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, Repsol YPF’s Chief Executive Officer and Chief Financial Officer concluded that Repsol YPF’s disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information Repsol YPF is required to disclose in the reports it files under the Securities Exchange Act, within the time periods specified in the SEC’s rules and forms.

Scope of Management’s Report on Internal Control Over Financial Reporting

Management has not evaluated or tested the internal controls of the entities accounted for via proportionate consolidation as described and listed in Note 25 to the consolidated financial statements (collectively, the “Excluded Entities”).

The Excluded Entities accounted for via proportionate consolidation represent 13.5 % and 15.6% of consolidated net assets and consolidated total assets, respectively, as of December 31, 2006 and 21.3% of the consolidated net income for the year ended December 31, 2006. Management has been unable to assess the effectiveness of internal controls at the Excluded Entities because Repsol YPF does not have the ability to dictate or modify the controls of the Excluded Entities and does not have the ability, in practice, to assess those controls. Accordingly, management’s evaluation of Repsol YPF’s internal control over financial reporting did not include an evaluation of the internal controls of any of the Excluded Entities, and management’s conclusion regarding the effectiveness of Repsol YPF’s internal control over financial reporting does not extend to the internal controls of any of the Excluded Entitles.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of Repsol YPF is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act). Repsol YPF’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards adopted by the European Union including the reconciliation to U.S. GAAP and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Repsol YPF;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Repsol YPF’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, any system of internal control over financial reporting , no matter how well designed, may not prevent or detect misstatements, due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of Repsol YPF’s management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control-Integrated Framewok issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2006, our internal control over financial reporting was effective based on those criteria. Certain matters relating to the scope of management’s evaluation are described above. See “Scope of Management’s Report on Internal Control over Financial Reporting.”

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report included on pages F-3 and F-4.

Changes in Internal Control over Financial Reporting

There has been no change in Repsol YPF’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

13A. Audit Committee Financial Expert

The Board of Directors of Repsol YPF, in its April 28, 2004 meeting, announced that Mr. Carmelo de las Morenas López met the conditions to be considered an “Audit Committee Financial Expert” according to the rules and regulations of the SEC. Mr. Carmelo de las Morenas López is independent in accordance with applicable SEC rules and regulations.

13B. Code of Ethics

Repsol YPF has adopted a code of ethics applicable to all employees and the Board of Directors of Repsol YPF has adopted a code of conduct applicable to its members. Since November 26, 2003, the date on which the Board of Directors approved such code of ethics (Ethics and Conduct Regulations for Repsol YPF, S.A.’s Employees) (Norm of Ethics), we have not waived compliance with its provisions. The Norm of Ethics has been recently amended by the Board by resolution dated April 26, 2006, in order to develop further some of its provisions and to include new provisions regarding anti-corruption and anti-bribery measures. The Norm of Ethics, as amended by such resolution, was filed as Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2005 and is incorporated by reference herein.

In 2006, a channel of communications was started with the Ethics Committee, which is responsible for management of the system of oversight and compliance with the Norm of Ethics. Through this channel of communication, any individual may bring questions to the Ethics Committee regarding the Norm of Ethics, as well as communicate any possible violations or infringements concerning it.

13C. Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L., or by other member firms of Deloitte to the Repsol YPF Group, classified by type of service rendered for the periods indicated.

	2006		2005
	Fees	Expenses	Fees	Expenses
	(thousands of euro)
Services Rendered
Audit Fees	6,871	72	6,489	37
Audit-Related Fees(1)	895	—	1,526	28
Tax Fees(2)	129	—	23	—
All Other Fees(3)	490	1	—	—

Total	8,385	73	8,038	65

(1)	This category principally includes fees related to attest services rendered to subsidiaries of the Repsol YPF Group that are not required by statute or regulation, agreed-upon procedures reports, consultation concerning financial accounting and reporting standards and due diligence services. In 2006 and 2005, it also includes fees amounting to €555 thousand and €1,178 thousand, respectively, billed for assistance services rendered in relation with Repsol YPF’s readiness plan to comply with Sarbanes-Oxley’s Section 404 requirements.

(2)	Includes mainly fees billed for tax compliance and tax planning services, assistance with tax audits and appeals and tax advice.

(3)	Includes mainly assistance services rendered regarding the pricing model in GLP´s market in Spain.

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

13D. Exemptions from the Listing Standards for Audit Committees

None.

13E. Purchases for Equity Securities by the Issuer and Affiliated Purchasers

In 2006, neither Repsol YPF nor any of its affiliates purchased any of Repsol YPF’s equity securities.

13F. Unresolved Staff Comments

None.

PART III

14. Financial Statements

The Consolidated Financial Statements as of and for the years ended December 31, 2006, 2005 and 2004, attached to this annual report have been audited by Deloitte, S.L., independent public accountants, as indicated in its report with respect to those Consolidated Financial Statements. The consolidated financial statements of Gas Natural and its group companies as of and for the years ended December 31, 2006, 2005 and 2004 have been audited by PricewaterhouseCoopers Auditores, S.L., registered independent accounting firm. These consolidated financial statements are not separately attached; however, to the extent they have been included in the Consolidated Financial Statements of Repsol YPF, they have been included in reliance on the report of such auditors.

15. Exhibits

(a) Index to Financial Statements:

(b) Index to Exhibits:

1.1	Bylaws (“Estatutos”) of Repsol YPF, S.A., as amended (Spanish Version)

1.2	Bylaws (“Estatutos”) of Repsol YPF, S.A., as amended (English Version)

2.1	Indenture among Repsol International Finance B.V., Repsol S.A. and The Chase Manhattan Bank, N.A., as Trustee, dated as of May 15, 1995*

2.2	Trust Deed dated May 5, 2000 among Repsol International Finance B.V., Repsol, S.A. and Citicorp Trustee Company Limited relating to the €1,000,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance B.V. and guaranteed by Repsol, S.A.**

2.3	Supplemental Trust Deed dated June 21, 2001 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €175,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance, B.V. and guaranteed by Repsol YPF, S.A.***

2.4	Pricing Supplement dated December 3, 2001 relating to the €750,000,000 5.75% Notes due 2006 issued by Repsol International Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Program guaranteed by Repsol YPF, S.A.***

2.5	Pricing Supplement dated July 18, 2003 relating to the €1,000,000,000 5% Fix Rate Bonds due 2013 issued by Repsol Intentional Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Program guaranteed by Repsol YPF, S.A. *****

2.6	Pricing Supplement dated October 7, 2004 relating to the €1,000,000,000 4.625% Guaranteed Notes due 2014 issued by Repsol International Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Program guaranteed by Repsol YPF, S.A. ******

2.7	Final Terms February 15, 2007 relating to the €750,000,000 in aggregate principal amount of Floating Rate notes due 2012 and €500,000,000 in aggregate principal amount of 4.75% Floating Rate notes due 2017 under the Guaranteed Euro Medium Term Note Programme guaranteed by Repsol YPF

4.1	Agreement between Repsol YPF and La Caixa, dated January 11, 2000****

4.2	Novation Agreement between Repsol YPF and La Caixa, dated May 16, 2002****

4.3	Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated December 16, 2002****

4.4	Second Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated June 20, 2003****

8.1	List of significant subsidiaries

10.1	Consent of Deloitte, S.L.

10.2	Consent of PricewaterhouseCoopers Auditores, S.L.

10.3	Consent of Gaffney, Cline & Associates

10.4	Consent of DeGolyer and MacNaughton

10.5	Consent of Ryder Scott, L.P.

11.1	Code of ethics******

11.2	Code of ethics (English Translation)******

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

13.1	Section 906 Certification

*	Previously filed as an exhibit to Registration Statement No. 33-84828.
**	Previously filed as an exhibit to our 1999 Annual Report on Form 20-F.
***	Previously filed as an exhibit to our 2001 Annual Report on Form 20-F.
****	Previously filed as an exhibit to our 2002 Annual Report on Form 20-F.
*****	Previously filed as an exhibit to our 2003 Annual Report on Form 20-F.
******	Previously filed as an exhibit to our 2005 Annual Report on Form 20-F.

16. Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Repsol YPF, S.A.

By:	/S/ FERNANDO RAMIREZ MAZARREDO
Name: Fernando Ramirez Mazarredo
Title: Chief Financial Officer

Date: June 25, 2007

REPSOL YPF, S.A. AND INVESTEES COMPOSING

THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2006 AND 2005

AND CONSOLIDATED STATEMENTS OF INCOME, CASH

FLOWS AND CHANGES IN

SHAREHOLDER’S EQUITY FOR THE YEARS ENDED

DECEMBER 31, 2006, 2005 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Repsol YPF, S.A.:

We have audited the accompanying consolidated balance sheets of Repsol YPF, S.A. (the “Parent”) and subsidiaries composing the Repsol YPF Group (the “Group” – Note 2) as of December 31, 2006 and 2005, and the related consolidated income statements, cash flow statements and statements of changes in equity for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries, in which the Group had an ownership interest of 30.85% as of December 31, 2006 and 2005, which financial statements reflect total assets constituting 9.06% and 9.20%, respectively, of the Group’s consolidated total assets as of December 31, 2006 and 2005, and net income constituting 10.09%, 6.67% and 8.15% of the consolidated net income for the years ended December 31, 2006, 2005 and 2004, respectively. The consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries and the amounts included in the reconciliation note of the Group’s financial statements (see Note 41) in respect of Gas Natural SDG, S.A. and subsidiaries were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Gas Natural SDG, S.A. and subsidiaries, is based solely on the report of such other auditors.

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

In our opinion, based on our audits and on the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Repsol YPF, S.A. and subsidiaries composing the Repsol YPF Group as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards, as adopted by the European Union (“EU-IFRS”).

EU-IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 21, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Group’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ DELOITTE, S.L.

Madrid-Spain

June 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Repsol YPF, S.A.:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Repsol YPF, S.A. (the “Parent”) and subsidiaries (the “Group”-Note 2) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment and test of effectiveness the internal control over financial reporting of those entities accounted for via proportionate consolidation, as described in Note 25 to the consolidated financial statements, because the Group does not have the ability to dictate or modify the controls at those entities and does not have the ability, in practice, to assess the controls at those entities. Those entities represent 13.5 % and 15.6% of consolidated net and total assets, respectively, as of December 31, 2006 and 21.3% of the consolidated net income for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at these entities. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related consolidated income statement, cash flow statement and statement of changes in equity of the Group as of and for the year ended December 31, 2006, prepared in conformity with International Financial Reporting Standards, as adopted by the European Union (“EU-IFRS”), and our report dated June 21, 2007, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph stating that the EU-IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”) and that the information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements of the Group.

/s/ DELOITTE, S.L.

Madrid-Spain

June 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors’ of Gas Natural SDG, S.A.

We have audited the consolidated annual accounts of Gas Natural SDG, S.A. (parent company) and subsidiaries (the Group), consisting of the consolidated balance sheets at 31 December 2006 and 2005, the consolidated income statements, the consolidated statements of incomes and expenses recognized in the consolidated net equity, the consolidated cash flow statements and the consolidated notes for each of the three years in the period ended 31 December 2006 (not presented separately herein), whose preparation is the responsibility of the Directors of Gas Natural SDG, S.A. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts as a whole, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual accounts, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated annual accounts presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated annual accounts present fairly, in all material respects, the financial position of Gas Natural SDG, S.A. and its subsidiaries as at 31 December 2006 and 2005 and the consolidated results of their operations, changes in consolidated incomes and expenses recognized in the consolidated net equity and consolidated cash flows for the three years in the period ended 31 December 2006, in conformity with International Financial Reporting Standards adopted by the European Union.

International Financial Reporting Standards adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated annual accounts. This note (not presented separately herein) was prepared at the request of Gas Natural’s shareholder Repsol YPF, S.A. for the purposes of its annual report on Form 20-F for the year ended December 31, 2006.

PRICEWATERHOUSECOOPERS AUDITORES, S.L.

/s/ PricewaterhouseCoopers

Barcelona, Spain

February 26, 2007, except for Note 40, as to which the date is May 29, 2007.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS

At 31 December 2006 and 2005

		(Millions of Euros)
	Note	2006	2005
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	6	23,475	23,304
Investment property	7	34	54
Goodwill	8	3,422	3,773
Other intangible assets	9	1,156	1,003
Available-for-sale assets	10	249	1
Investments accounted for using the equity method	11	521	399
Financial assets	12	1,518	1,746
Deferred tax assets	24	913	1,197

		31,288	31,477

CURRENT ASSETS
Inventories	14	3,874	3,730
Trade and other receivables	12	6,813	6,841
Income tax receivable	24	382	586
Liquid financial assets	12
Current financial assets		287	501
Cash and cash equivalents		2,557	2,647

		13,913	14,305

TOTAL ASSETS		45,201	45,782

EQUITY AND LIABILITIES
EQUITY
Equity attributable to shareholders of the Parent	15	17,433	16,262
Minority interests	15	609	528

		18,042	16,790

NON-CURRENT LIABILITIES
Preference shares	17	3,445	3,485
Non-current bank borrowings and other financial liabilities	18	7,038	6,236
Deferred tax liabilities	24	2,707	3,380
Non-current provisions for contingencies and expenses	19-20	2,660	2,878
Other non-current liabilities	21	1,234	1,704

		17,084	17,683

CURRENT LIABILITIES
Current bank borrowings and other financial liabilities	18	1,556	2,701
Trade and other payables	23	7,590	7,783
Income tax payable	24	632	635
Current provisions for contingencies and expenses	19-20	297	190

		10,075	11,309

TOTAL EQUITY AND LIABILITIES		45,201	45,782

The accompanying Notes 1 to 42 are an integral part of these consolidated balance sheets.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED INCOME STATEMENTS

For the years ended 31 December 2006, 2005 and 2004

		Millions of Euros
	Note	2006	2005	2004
REVENUE
Sales		51,355	48,024	38,273
Other income		3,725	3,021	2,019

		55,080	51,045	40,292

EXPENSES
Materials used		(35,117)	(32,512)	(24,920)
Staff costs		(1,674)	(1,542)	(1,330)
Depreciation and amortisation charge		(3,094)	(2,450)	(2,368)
Other expenses		(9,284)	(8,380)	(6,988)

		(49,169)	(44,884)	(35,606)

PROFIT FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS	26	5,911	6,161	4,686

FINANCE COSTS	27	(482)	(722)	(624)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		5,429	5,439	4,062
Income tax	24	(2,220)	(2,332)	(1,627)
Share of results of companies accounted for using the equity method	11	139	117	131

PROFIT FOR THE YEAR		3,348	3,224	2,566
Profit attributable to minority interests		(224)	(104)	(152)

Profit attributable to the Parent		3,124	3,120	2,414

Weighted average number of shares outstanding (in millions)		1,220.9	1,220.9	1,220.9

Earnings per share attributable to shareholders of the Parent (in euros)		2.56	2.56	1.98

Diluted earnings per share (in euros)		2.56	2.56	1.98

The accompanying Notes 1 to 42 are an integral part of these consolidated income statements.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED CASH FLOW STATEMENTS

For the years ended 31 December 2006, 2005 and 2004

	Millions of Euros
	2006	2005	2004
I.CASH FLOWS FROM OPERATING ACTIVITIES

Profit before tax	5,344	5,452	4,041
Adjustments for:
Minority interests	224	104	152
Results of companies accounted for using the equity method	(139)	(117)	(131)
Depreciation and amortisation charge	3,094	2,450	2,368
Net provisions recognised	1,000	682	624
Proceeds from disposal of non-trade assets	(253)	(175)	(21)
Accrued finance costs	482	722	624
Other adjustments	(699)	21	(360)

Subtotal	9,053	9,139	7,297

Actual changes in working capital	(460)	(800)	(820)
Dividends received from companies accounted for using the equity method	136	85	42
Income taxes paid	(2,236)	(2,188)	(2,039)
Provisions used	(455)	(180)	(166)

	6,038	6,056	4,314

II. CASH FLOWS FROM INVESTING ACTIVITIES

Investments in non-current assets and companies:
Intangible assets	(156)	(134)	(83)
Property, plant and equipment	(5,417)	(3,173)	(2,392)
Investments in consolidated companies	(19)	(252)	(1,083)
Other non-current assets	(145)	(154)	(189)

Total investments	(5,737)	(3,713)	(3,747)
Divestments	515	581	261

	(5,222)	(3,132)	(3,486)

III. CASH FLOWS FROM FINANCING ACTIVITIES

Net financial liabilities received (settled)	179	(2,215)	(1,111)
Finance costs paid	(596)	(556)	(603)
Grants and other non-current liabilities settled and other	285	(213)	51
Dividends paid	(825)	(681)	(535)

	(957)	(3,665)	(2,198)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,647	3,328	4,698
Net balance of cash flows (I, II, III)	(141)	(741)	(1,370)

Other changes in cash and cash equivalents
Due to inclusion of companies	2	45	—
Due to exchange rate effect	49	15	—

CASH AND CASH EQUIVALENTS AT END OF YEAR	2,557	2,647	3,328

The accompanying Notes 1 to 42 are an integral part of these consolidated cash flow statements.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended 31 December 2006, 2005 and 2004

	Millions of Euros
	Equity Attributable to Shareholders of the Parent									Equity Attributable to Minority Interests	Total Equity
		Of the Parent
	Share Capital	Share Premium	Legal Reserve	Reval. Reserve	Translation Differences	Fair Value Revaluation Reserves	Retained Earnings	Interim Dividend	Total
Balance at 1 January 2004	1,221	6,428	244	3	—	—	3,685	(244)	11,337	360	11,697

Profit for the year	—	—	—	—	—	—	2,414	—	2,414	152	2,566
Translation differences	—	—	—	—	(405)	—	—	—	(405)	(19)	(424)
Asset and liability revaluation reserves	—	—	—	—	—	24	—	—	24	—	24
Distribution of 2004 profit	—	—	—	—	—	—	(488)	244	(244)	(47)	(291)
Interim dividend	—	—	—	—	—	—	—	(305)	(305)	—	(305)
Changes in the scope of consolidation	—	—	—	—	—	—	—	—	—	(17)	(17)
Other effects	—	—	—	—	—	—	(15)	—	(15)	(5)	(20)

Balance at 31 December 2004	1,221	6,428	244	3	(405)	24	5,596	(305)	12,806	424	13,230

Profit for the year	—	—	—	—	—	—	3,120	—	3,120	104	3,224
Translation differences	—	—	—	—	1,012	—	—	—	1,012	47	1,059
Asset and liability revaluation reserves	—	—	—	—	—	50	—	—	50	—	50
Distribution of 2004 profit	—	—	—	—	—	—	(610)	305	(305)	(69)	(374)
Interim dividend	—	—	—	—	—	—	—	(366)	(366)	—	(366)
Changes in the scope of consolidation	—	—	—	—	—	—	—	—	—	2	2
Other effects	—	—	—	—	—	—	(55)	—	(55)	20	(35)

Balance at 31 December 2005	1,221	6,428	244	3	607	74	8,051	(366)	16,262	528	16,790

Profit for the year	—	—	—	—	—	—	3,124	—	3,124	224	3,348
Translation differences	—	—	—	—	(977)	—	—	—	(977)	(39)	(1,016)
Asset and liability revaluation reserves	—	—	—	—	—	(73)	—	—	(73)	—	(73)
Distribution of 2005 profit	—	—	—	—	—	—	(732)	366	(366)	(93)	(459)
Interim dividend	—	—	—	—	—	—	—	(440)	(440)	—	(440)
Changes in the scope of consolidation	—	—	—	—	—	—	—	—	—	(2)	(2)
Other effects	—	—	—	—	—	—	(97)	—	(97)	(9)	(106)

Balance at 31 December 2006	1,221	6,428	244	3	(370)	1	10,346	(440)	17,433	609	18,042

The accompanying Notes 1 to 42 are an integral part of this consolidated statement of changes in equity.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2006

(1)	BASIS OF PRESENTATION AND REGULATORY FRAMEWORK

1.1)	Basis of presentation

Repsol YPF, S.A. and the companies composing the Repsol YPF Group (“Repsol YPF,” “the Repsol YPF Group” or “the Group”) constitute an integrated group of oil and gas companies which commenced operations in 1987 and engage in all the activities relating to the oil and gas industry, including exploration, the development and production of crude oil and natural gas, the transportation of oil products, L.P.G. and natural gas, refining, the production of a wide range of oil products and the retailing of oil products, oil derivatives, petrochemicals, L.P.G. and natural gas.

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

Repsol YPF is private-law entity incorporated in accordance with Spanish legislation, which is subject to the Spanish Corporations Law of 22 December 1989, and, in particular, to the legislation governing listed corporations, whose activities, both in Spain and abroad, are subject to wide-reaching regulations.

The accompanying consolidated financial statements are presented in millions of euros and were prepared from the accounting records of Repsol YPF, S.A. and of its investees. The consolidated financial statements are presented in accordance with International Financial Reporting Standards (IFRS) as approved by the European Union at 31 December 2006, and, accordingly, they present fairly the Group’s consolidated equity and financial position at 31 December 2006, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in the year then ended. Differences between IFRS and the generally accepted accounting principles in the United States of America (U.S. GAAP) and their effect on the consolidated net income for each of the years 2006, 2005 and 2004 and on the consolidated shareholders’ equity as of December 31, 2006 and 2005 are set forth in Note 41.

These consolidated financial statements for 2006, which were prepared by the Board of Directors of Repsol YPF, S.A. at its meeting held on 28 March 2007, and the financial statements of the investees will be submitted for approval by the shareholders at the respective Annual General Meetings, and it is considered that they will be approved without any changes.

The preparation of the consolidated financial statements in accordance with IFRS, which is the responsibility of the Group’s directors, makes it necessary to make certain accounting estimates and for the directors to use their judgment when applying the Standards. The most complex areas, the areas in which the directors’ judgment is most required and the areas in which significant assumptions or estimates have to be made are detailed in Note 5 (Accounting Estimates and Judgments).

The consolidated financial statements for 2005 were approved by the shareholders at the Annual General Meeting of Repsol YPF, S.A. held on 16 June 2006.

1.2)	Regulatory framework

Repsol YPF carries out its activities in various countries and is therefore subject to the oil industry regulations established in each country. Argentina and Spain are those in which its has the most significant presence.

Spain

The oil and gas industry in Spain is regulated mainly by Law 34/1998, of 7 October 1998, and its implementing regulations.

The following noteworthy matters occurred during the time period covered by this report:

Law 62/2003, of 30 December, made significant changes to the legal system established by the so-called “golden share law” (Law 5/1995) and the “energy golden share law” (Law 55/1999). The “golden share” system remained in force for Repsol YPF until 6 February 2006.

In relation to the “energy golden share” established by Law 55/1999 (amended by Law 62/2003), the government must be notified of the acquisition of investments representing 3% or more of the share capital of energy companies by state-owned entities or by entities of any kind majority owned or controlled by State-owned entities, so that the Council of Ministers may, within two months, authorise, withhold consent to or make conditional the exercise of the related voting rights.

-	Also, Royal Decree Law 4/2006, of 24 February, came into force on 28 February 2006. This Royal Decree-Law modified the functions of the Spanish National Energy Commission, making it necessary for administrative authorisation to be sought for certain acquisitions of investments in companies engaging in regulated activities or activities that are subject to a type of administrative scrutiny entailing a specially applicable relationship.

-	Royal Decree 919/2006, of 28 July, which approves the technical regulations on the distribution and use of gas fuels and their supplementary technical instructions ICG 01 to 11.

-	Royal Decree 1716/2004 came into force on 27 August 2004. This Royal Decree implements the Oil and Gas Law in relation to the obligation to maintain minimum safety stocks in the oil and natural gas industries and to the obligation to diversify natural gas supply sources. The parties who have to meet these obligations were defined, together with the content of the obligations, the volume, form and location of these stocks, the reporting obligations and the administrative powers relating to the inspection and control of these obligations.

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

Among other functions, CORES is responsible for setting up, maintaining and managing strategic reserves, controlling the minimum safety stocks in the oil industry and, in relation to the natural gas industry, for ensuring compliance with the obligations to maintain minimum safety stocks and to diversify supply sources.

Also, in accordance with Royal Decree 1716/2004, Repsol Butano, S.A. must have stored the necessary L.P.G. inventories to ensure that sales for 20 days can be made or that demand for gas will be met.

-	The maximum share for the supply of natural gas in the Spanish market by a single company or a group of companies has been limited to 70%.

Argentina

The oil and gas industry in Argentina is regulated by Law 17.319 (the “Oil and Gas Law”). The Argentine State, through the Ministry of Energy, issues supplementary regulations to this law. The regulatory framework of this law was established under the assumption that the oil and gas reserves belonged to the State, and that Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor, was responsible for their operation within a different framework to that of private companies.

In 1992, Law 24.145 (“YPF Privatisation Law”) regulated the privatisation of YPF, with the aim of initiating the process of transferring the oil fields of the Argentine State from the public domain to the Provinces in whose territories they were located. The YPF Privatisation Law established that the exploration licences and exploration concessions in force at the time this law was passed would be transferred on expiry of the corresponding legal and/or contractual terms.

The YPF Privatisation Law awarded YPF 24 exploration licences and 50 exploration concessions. The Oil and Gas Law limits the number and total surface area of the exploration licences or exploration concessions which an entity may hold.

In October 2004, the Argentine Congress approved Law 25.943 through which Energía Argentina Sociedad Anónima (“ENARSA”) was incorporated. ENARSA’s company object is the study, exploration and operation of oil and gas fields and the transport, storage, distribution and marketing of these products and their derivatives, in addition to the transport and distribution of natural gas and the generation, transmission and distribution of electricity. This law also granted ENARSA entitlement to exploration licences and operating concessions in all national waters in which such licences and concessions had not been awarded to other companies before the law came into force.

In accordance with the current legal system (new Article 124 of the Argentine Constitution, Decree 546/2003, Law 26.197) oil and gas regulation (both legislative and regulatory) falls under the jurisdiction of the National Government, whereas the application of the Oil and Gas Law and its supplementary regulations will correspond to the provinces or to the State, depending on where the fields are located.

In October 2006, Law 26.154 created a special regime for oil and gas exploration and operation applicable to all the participating provinces in the Republic of Argentina and on the Argentine Continental Shelf. Interested parties must go into partnership with ENARSA in order to avail themselves of the numerous benefits of this regime.

Natural gas

In June 1992, Law 24.076 was enacted, establishing the regulatory framework for the transport and distribution of natural gas. It also stipulated that natural gas transport and distribution activities constituted a national public service.

The regulatory framework applicable to the transport and distribution of natural gas establishes an open access system under which producers such as YPF have open access to the transport capacity available in the transport and distribution systems on non-discriminatory bases.

Subsequent to the establishment of the new legal framework for natural gas transport and distribution, new gas pipelines were built for exports to Chile, Brazil and Uruguay. Natural gas exports require the prior approval of the Ministry of Energy.

Refining

Crude oil refining activities are subject to authorisation by the Argentine government, and to compliance of national, provincial and municipal safety and environmental regulations. Oil companies must be registered in the registry of oil companies held by the Ministry of Energy and registration is awarded on the basis of technical and financial standards. YPF is registered and authorised to carry out refining activities in Argentina.

Market regulation

The Oil and Gas Law authorises the National Executive Power to regulate the Argentine oil and gas markets and prohibits the export of crude oil during periods in which the Executive Power estimates that domestic production is insufficient to satisfy domestic demand.

In January 2004 Decree 181/04 was approved, under which the Ministry of Energy was authorised to enter into agreements with natural gas producers in order to adjust prices in the local market.

On 24 March 2004 the Ministry of Energy passed Resolution 265/04 under which preventative measures are adopted in order to avoid a domestic natural gas supply crisis and its consequences for the supply of wholesale electricity.

In accordance with Resolution 659/04 (amended by Resolution 1681/04), natural gas exports can be affected by shortages of natural gas in the domestic market, given that it is possible for exporting producers to be required to send to the domestic market additional volumes of natural gas which these producers are not contractually obliged to send, in order to satisfy domestic demand for natural gas (additional injection requirements). Natural gas exports under export licences previously granted to producers are conditional on the compliance with the additional injection requirements imposed on exporting producers by governmental authorities.

In May 2005, this programme was modified and supplemented by Resolution 752/05 of the Ministry of Energy. On the basis of Provision 27/04, Resolution 659/04 and Resolution 752/05, the Ministry of Energy and/or the Department of Fuel, instructed YPF to re-channel certain natural gas exports to the domestic market, thereby affecting natural gas exports.

On 11 October 2006, the Ministry of Domestic Trade issued Resolution 25/2006, whereby refining companies and/or wholesalers and/or retailers were required to meet diesel demands throughout Argentina.

Venezuela

The Organic Oil and Gas Law (OHL) regulates migration from the former operating agreements to mixed companies. On 20 June 2006 the Ministry of Energy and Oil approved the incorporation of the mixed oil company Petroquiriquire, S.A., in which Repsol YPF acquired a 40% interest and PDVSA a 60% stake. On the same date, the incorporation of the mixed company Quiriquire Gas, S.A. was also approved, in which Repsol YPF and PDVSA acquired interests of 60% and 40%, respectively. At 31 December 2006 certain formal proceedings in relation to the award of a natural gas licence to the latter had not been completed. The licence was granted in March 2007.

Bolivia

On 1 May 2006 Supreme Decree 28701 was published, which nationalised the country’s oil and gas and transferred the ownership and control thereof to the Bolivian company YPFB. Furthermore, the shares required to enable YPFB to control at least 50% plus one vote in different companies including Empresa Petrolera Andina, S.A. were also nationalised, although to date these changes have not taken place. The publication of this decree also opened a 180-day period for the negotiation of agreements reflecting this new legal framework. On 28 October 2006, Repsol YPF and its subsidiary Andina S.A., entered into new operating agreements with YPFB establishing the conditions for oil and gas exploration and production in Bolivia. These agreements, which have already been approved by the Bolivian Congress, will become effective when they are notarised. Supreme Decree 28900-A regulates the actions to be undertaken until the new contracts are effective.

Other countries

Repsol YPF’s operations are also subject to an extensive variety of legislation and regulatory frameworks in the other countries in which it operates. All the aspects of the activities performed, including, inter alia, issues such as land occupancy, production rates, royalties, price-setting, environmental protection, export rates, exchange rates, etc., are covered by such legislation and regulatory frameworks. The terms of the concessions, licences, permits and agreements governing the Group’s interests vary from one country to the next. These concessions, licences, permits and agreements are generally awarded or jointly carried out with government bodies or state companies and occasionally with private sector organisations.

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

(2)	BASIS OF CONSOLIDATION

2.1)	Repsol YPF prepares its consolidated financial statements including its investments in all its subsidiaries, associates and jointly-controlled entities.

All the subsidiaries over which Repsol YPF exercises direct or indirect control were fully consolidated. Control is taken to be the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. Control is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly more than half of the voting power of the investee. Also, entities which, although the aforementioned ownership interest is not held, are understood to carry on activities to the benefit of the Company, which is exposed to all the risks and rewards of the subsidiary, are fully consolidated.

The share of the minority interests in the equity and profit of the Repsol YPF Group’s consolidated subsidiaries is detailed under “Equity—Minority Interests” in the consolidated balance sheets and “Profit Attributed to Minority Interests” in the consolidated income statements, respectively.

Joint ventures are proportionately consolidated and, accordingly, the consolidated financial statements include the assets, liabilities, expenses and income of these companies only in proportion to the Repsol YPF Group’s ownership interest in their capital. Joint ventures are those over which there is shared control and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

The assets, liabilities, income and expenses corresponding to the joint ventures are presented in the consolidated balance sheet and consolidated income statement in accordance with their specific nature.

Associates are accounted for using the equity method. These are companies over which the investor has significant influence but does not exercise effective or joint control. Significant influence in a company is presumed to exist when the investor holds an interest of 20% or more. The equity method involves consolidation based on the underlying carrying amount of the interest held in the company. The net profit or loss obtained each year through these companies is reflected in the consolidated income statements as “Share of Results after Tax of Companies Accounted for Using the Equity Method.”

Losses incurred by an associate attributable to the Group that exceed the Group’s interest in the associate are not recognised, unless the Group is obliged to cover them.

Appendix I contains a list of the consolidated subsidiaries, associates and joint ventures in which Repsol YPF, S.A. has direct and indirect ownership interests, which were included in the scope of consolidation.

The balances, transactions and profits between the fully consolidated companies were eliminated on consolidation. All balances, transactions and profits derived from transactions between the proportionately consolidated companies and other Group companies were eliminated in proportion to Repsol YPF’s ownership interest in the capital of these companies. The profit or loss on transactions between Group companies and associates was eliminated in proportion to the Group’s percentage of ownership of these companies.

The accounting policies and procedures used by the Group companies were standardised with those of the Parent for the purpose of presenting the consolidated financial statements using uniform measurement bases.

The financial statements of the investees whose functional currency differs from the presentation currency (see Note 3.3.3) are translated as follows:

a)	The assets and liabilities in each of the balance sheets presented are translated at the exchange rates prevailing on the balance sheet date.

b)	Income and expense items in each of the income statements are translated at the average exchange rates of the period.

c)	Any exchange differences arising as a result of the foregoing are recognised as a separate component of equity called “Translation Differences.”

On disposal of a company whose functional currency is not the euro, the exchange differences deferred as a component of equity relating to that company are recognised in the income statement on the same date as that on which the gain or loss on disposal is recognised.

The exchange rates against the euro of the main currencies used by the Group companies at 31 December 2006, 2005 and 2004, were as follows:

	31 December 2006		31 December 2005		31 December 2004
	Year-End Rate	Cumulative Average Rate	Year-End Rate	Cumulative Average Rate	Year-End Rate	Cumulative Average Rate
US dollar	1.317	1.255	1.184	1.243	1.354	1.242
Argentine peso	4.006	3.833	3.567	3.609	4.006	3.630
Brazilian real	2.816	2.729	2.772	3.037	3.594	3.630
Chilean peso	701.160	665.759	606.903	696.415	754.608	756.278

2.2)	Changes in the scope of consolidation

Appendix I includes the main changes in 2006 and 2005.

(3)	ACCOUNTING POLICIES

The principal accounting policies used by Repsol YPF in preparing the consolidated financial statements, in accordance with International Financial Reporting Standards, as adopted by the European Union (IFRS), were as follows:

3.1)	Current/Non-current classification

In the accompanying consolidated balance sheet assets and liabilities maturing within 12 months are classified as current items and those maturing within more than 12 months as non-current items.

3.2)	Offsetting

As a general rule, in the consolidated financial statements neither assets and liabilities nor income and expenses are offset, except when offsetting is required or permitted by a given Standard and this presentation reflects the substance of the transaction.

Income and expenses arising from transactions in which, contractually or by law, offsetting is permitted and the Group intends to settle them on a net basis, or to realise the asset and settle the liability simultaneously are presented at their net amount in the consolidated income statement.

3.3)	Functional currency and foreign currency transactions

Functional currency

The items included in these consolidated financial statements relating to the Group companies are measured using their functional currency, i.e. the currency in the main economic area in which they operate. The consolidated financial statements are presented in euros, which is the Repsol YPF Group’s functional and presentation currency.

Foreign currency

Transactions in currencies other than the functional currency of an entity are deemed to be “foreign currency transactions” and are translated to the functional currency by applying the exchange rates prevailing at the date of the transaction. At each year end, the foreign currency monetary items on the balance sheet are measured at the exchange rate prevailing at that date and the exchange rate differences arising from such measurement are recognised in the income statement during the period in which they occur.

Any exchange differences arising from non-current financing transactions that form part of a net investment in a foreign operation are recognised under “Equity—Translation Differences” in the accompanying consolidated balance sheets.

3.4)	Property, plant and equipment

The Repsol YPF Group uses the cost model by which items of property, plant and equipment are measured initially at their acquisition cost.

a)	Cost

The cost of property, plant and equipment items includes their acquisition cost, all the costs directly related to the location of assets, making them operational and any costs of dismantling and removing the item or restoring the site on which it is located, when such obligations are incurred under certain conditions.

Borrowing costs that are directly attributable to the acquisition or construction of assets that require more than one year to become available for use are capitalised as part of the cost of these assets.

Staff costs and other operating expenses incurred in the construction of the asset are also capitalised.

The costs of expansion, modernisation or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalised.

Repair, upkeep and maintenance expenses are recognised in the income statement as incurred. Furthermore, certain of the Repsol YPF Group’s facilities require periodic reviews. In this respect, a portion of the items requiring replacement are recognised specifically and are depreciated over the period until the next repairs are carried out.

This heading also includes investments relating to oil and gas exploration and production activities (see Note 3.4.c), and the cost of assets held under finance leases (see Note 3.18).

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

The residual values and useful lives of these assets are reviewed annually and starts its depreciation when the assets become available for use.

Land is classified separately from the buildings or facilities that might be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

c)	Recognition of oil and gas exploration and production transactions

Repsol YPF recognises oil and gas exploration and production transactions using the “successful-efforts” method, whereby the accounting treatment of the various costs incurred is as follows:

i.	The costs incurred in the acquisition of new interests in areas with proven and non-proven reserves (including bonds, legal costs, etc.) are capitalised as incurred to the account “Investments in Areas with Oil Reserves” associated with proven reserves or non-proven reserves, as appropriate.

ii.	The costs of acquiring interests on exploration permits for a given period of time are capitalised at their purchase price and are amortised with a charge to income (over the maximum period of the term of the contract regulating these permits) in accordance with the policy described in the “exploration expenditures” section below. If reserves are not found, the amounts previously capitalised are recognised as an expense in the consolidated income statement. If the exploration work yields positive results, giving rise to commercially exploitable wells, the costs are reclassified to “Investments in Areas with Oil Reserves” at their carrying amount when the wells are determined to be commercially exploitable. Wells are classified as “commercially exploitable” only if they are expected to generate a volume of reserves that justifies their commercial development on the basis of the conditions prevailing when the costs are recognised (e.g. prices, costs, production techniques, regulatory framework, etc.).

iii.	Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of non-proven reserves and other expenditures relating to the exploration activity), excluding exploratory drilling expenditures, are charged to income as incurred.

Exploratory drilling costs, including those relating to stratigraphic exploration wells, are recognised as assets under the heading “Other Exploration Costs” until it is determined whether proven reserves justifying their commercial development have been found. If no proven reserves are found, the capitalised drilling costs are charged to income. However, if as a result of exploratory drilling, including stratigraphic exploratory wells, reserves are found that cannot be classified as proven, their recognition depends on the following:

-	If the area requires additional investments before production can commence, the drilling costs remain capitalised only during the period in which the following conditions are met: (i) the amount of proven reserves found justifies the completion of a productive well if the required investment is made; and (ii) the drilling of additional exploratory or stratigraphic wells is underway or planned for the near future. If either of the aforementioned conditions is not met, the drilling costs or the cost of the stratigraphic wells are charged to income.

-	In all other circumstances, the existence of reserves that can be classified as proven has to be determined within one year from the completion of the prospection work. Otherwise, the related drilling costs are charged to income.

Drilling costs that have given rise to a positive discovery of commercially exploitable reserves are reclassified to “Investments in Areas with Reserves.”

iv.	Development expenditure incurred in lifting proven reserves and in processing and storing oil and gas (including costs incurred in drilling relating to productive wells and dry wells under development, oil rigs, recovery improvement systems, etc.) are recognised as assets under “Investments in Areas with Reserves.”

v.	Future field abandonment and dismantling costs (environmental, safety, etc.) are estimated, on a field-by-field basis, and are capitalised at their present value when they are initially recognised in the consolidated balance sheet, with a credit to “Non-Current Provisions for Contingencies and Expenses.”

The investments capitalised as described above are depreciated as follows:

i.	Investments in the acquisition of proven reserves are depreciated over the estimated commercial life of the field on the basis of the production for the year as a proportion of the proven reserves of the field at the beginning of the depreciation period.

ii.	Investments relating to non-proven reserves or fields under evalutation are not depreciated. These investments reserves are assessed at least once a year, or more frequently if there is any indication that they might have become impaired and, in the event of an impairment, the related loss is recognised with a charge to the profit for the year.

iii.	Cost incurred in drilling work and subsequent investments to develop and lift oil and gas reserves are depreciated over the estimated commercial life of the field on the basis of the production for the year as a proportion of the proven developed reserves of the field at the beginning of the depreciation period.

The changes in estimated reserves are considered on a prospective basis in calculating depreciation.

At each balance sheet date or whenever there are indications that the assets might have become impaired, their recoverable amount (see Note 3.9) is compared to their carrying amount. Any impairment loss or reversal arising as a result of this comparison is recognised under “Other Expenses” or “Other Income,” as appropriate, in the consolidated income statement (see Notes 3.9, 6, 13 and 26).

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

Environmental property, plant and equipment and the related accumulated depreciation are recognised in the consolidated balance sheet together with other property, plant and equipment items and are classified by type.

Their cost, depreciation methods and the valuation adjustments to be performed are determined in accordance with the rules relating to these non-current asset items, as explained in Notes 3.4.a to 3.4.c.

3.5)	Investment property

Investment property relates to assets (buildings, land) held either to earn rentals or for capital appreciation. These assets are not used in the Group’s business activities and are not for own use. Repsol YPF recognises investment property using the cost model, applying the same policies as those for items of property, plant and equipment (see Note 3.4.a-b).

3.6)	Goodwill

Goodwill relates to the excess of the cost of acquisition of investees over the fair value of their identifiable assets, liabilities and contingent liabilities at the date of acquisition (see Note 8).

In the event of a deficiency, the value of the assets, liabilities and contingent liabilities acquired must be re-assessed. If after this re-assessment the deficiency continues to exist, it is recognised as income under “Other Income” in the consolidated income statement.

Goodwill is not amortised and, in accordance with IFRS 3, is subsequently measured at cost less any accumulated impairment losses (Note 3.9).

3.7)	Other intangible assets

The Repsol YPF Group initially recognises intangible assets at acquisition or production cost, except in the case of the emission allowances described in Note 3.7.f). This cost is amortised on a straight-line basis over their useful lives. At each balance sheet date, these assets are measured at cost less any accumulated amortisation and any accumulated impairment losses.

The main intangible assets of the Repsol YPF Group are as follows:

a)	Trademarks and similar intangible assets

Trademarks and similar intangible assets generated internally by the Group are not recognised as assets and the expenses incurred are allocated to income as incurred.

b)	Research and development expenditure

Repsol YPF recognises research and development expenditure as a period expense.

c)	Leasehold assignment, surface and usufruct rights

This account includes the following:

i.	Costs relating to contracts for the purchase of service station management rights and of the usufruct and surface rights related to these assets. These costs are amortised over the related contract terms, which range from 9 to 50 years.

ii.	Exclusive rights to use gas transmission pipelines. These rights are amortised over the term of the related right (currently 25 years).

d)	Reflagging rights and rights of publicity

This account relates to the cost of reflagging contracts for service stations owned by third parties, and the account balance is amortised on a straight-line basis over the related contract term.

e)	Exclusive supply contracts

This account relates to the costs arising from exclusive supply contracts entered into with service station owners, distributors and direct consumers, which are amortised on a straight-line basis over the term of the contract (the average term is currently five years).

f)	Emission allowances

Emission allowances are recognised as an intangible asset and are measured at acquisition cost.

Allowances received for no consideration under the National Emission Allowance Assignment Plan, are initially recognised at the market price prevailing at the beginning of the year in which they are issued, and a balancing item is recognised as a grant for the same amount under deferred income.

As the emissions are made, the Group recognises a provision on the basis of the tonnes of CO2 emissions, which is measured as follows: (i) the emission allowances assigned for no consideration, at the lower of the original price and the quoted price at year-end; (ii) the emission allowances purchased in the market, at the lower of average purchase price and quoted price at year-end, and (iii) emissions made in the period for which the Company does not have emission allowances, at quoted price at year-end.

The deferred income recognised for the emission allowances received for no consideration is taken to income as the CO2 emissions are made.

The net effect on the Group’s income statement of transactions relating to emission allowances amounted to a net expense of EUR 4 million and EUR 2 million in 2006 and 2005, respectively.

Emissions allowances are derecognised when they are delivered, transferred to third parties or meet the conditions established for their expiry.

g)	Other intangible assets

This account includes administrative concessions and other costs, such as those relating to computer software and intellectual property. These items are amortised on a straight-line basis over the useful lives of the assets; in the case of the administrative concessions, over the term of the related concession, and in the case of the other assets over a period of between three and ten years.

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

These assets are presented at the lower of carrying amount and fair value less costs to sell.

3.9)	Impairment losses on property, plant and equipment, intangible assets and goodwill

In order to ascertain whether its assets have become impaired, the Group compares their carrying amount with their recoverable amount at the balance sheet date, or more frequently if there are indications that the assets might have become impaired. For that purpose, assets are grouped into cash-generating units as they generate cash flows which are independent from other units.

To perform this test, goodwill acquired on a business combination is allocated among the cash-generating units or groups of cash-generating units that benefit from the synergies of the business combination and the recoverable amount thereof is estimated by discounting the estimated future cash flows of each unit.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average cost of capital employed, which is different for each country and business.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be lower than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount, and an impairment loss is recognised as an expense under “Other Expenses” in the consolidated income statement.

The basis for future depreciation or amortisation will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

When an impairment loss subsequently reverses, the carrying amount of the asset (or the cash-generating unit) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognised for the asset (or the cash-generating unit) in prior years. A reversal of an impairment loss is recognised under “Other Income” in the consolidated income statement. An impairment loss recognised for goodwill can not be reversed in a subsequent period.

3.10)	Current and non-current financial assets

The Group classifies its investments when they are initially recognised and reviews their classification at each balance sheet date. The assets are classified on the basis of the purpose for which they were acquired.

This category has, in turn, the following sub-categories:

a)	Financial assets classified as at fair value through profit or loss

This category includes financial assets acquired mainly to be sold in the short term and others that are held for trading, and derivatives, except for those designated as hedging instruments which meet the conditions to be considered effective.

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

A financial asset is initially recognised at fair value (see Note 3.22) plus, in the case of a financial asset which is not recognised at fair value through profit and loss, the transaction costs which are directly attributable to its acquisition or issue.

Subsequent to initial recognition, all financial assets, except for “Loans and Receivables,” “Held-to-Maturity Investments” and certain investments in company shares will be measured at fair value. “Loans and Receivables” and “Held-to-Maturity Investments” are measured at amortised cost, and the accrued interest income is recognised in profit or loss on the basis of the effective interest rate. Investments in shares of companies that are not listed on an active market and whose fair value cannot be measured reliably, will be measured at cost.

In the case of financial assets and financial assets classified as at fair value through profit or loss, gains and losses from changes in fair value are recognised in the net profit or loss for the year. In the case of available-for-sale investments, the gains and losses from changes in fair value are recognised directly in equity until the asset is disposed of or it is determined that it has become impaired, at which time the cumulative gains or losses previously recognised in equity are recognised in the net profit or loss for the year.

An impairment loss on financial assets at amortised cost, loans and receivables and held-to-maturity investments is recognised when there is objective evidence that the Group will not be capable of collecting all the related amounts under the original terms of the accounts receivable. The amount of the impairment loss is the difference between the carrying amount and the present value of the future cash flows discounted at the effective interest rate, and is recognised under “Other Expenses” in the consolidated income statement.

3.11)	Inventories

Inventories acquired for own use are stated at the lower of cost and net realisable value. Cost (basically the cumulative annual average cost) includes acquisition costs (less trade discounts, rebates and other similar items), transformation and other costs which have been incurred in bringing the inventories to their present location and condition.

In the case of refinery products, the costs are allocated to income in proportion to the selling price of the related products (isomargin method).

Commodities inventories acquired for trading are measured at fair value less costs to sell and changes in fair value are recognised in income. These inventories do not represent a significant volume of the Group’s operations (see Note 14).

The Group assesses the net realisable value of the inventories at the end of each period and recognises in income the appropriate valuation adjustment if the inventories are overstated. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances, the amount of the write-down is reversed.

Net realisable value is the estimated selling price at year-end less the estimated costs of completion and costs to be incurred in marketing, selling and distribution.

3.12)	Cash and cash equivalents

Repsol YPF classifies under “Cash and Cash Equivalents” liquid financial assets, deposits or financial assets that can be converted into a known amount of cash within three months and that are subject to an insignificant risk of changes in value.

3.13)	Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year (see Note 15.1).

3.14)	Financial liabilities

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

Preference shares, the terms and conditions of which are detailed in Note 17 are classified separately in this liability category in the consolidated balance sheet and are initially recognised at fair value net of issue costs and are subsequently measured at amortised cost, unless they form part of a hedging transaction.

Trade and other payables are financial liabilities which do not explicitly bear interest and which are recognised at their face value.

3.15)	Provisions

In accordance with legislation, the Group makes a distinction between:

a)	Provisions: present obligations, either legal or assumed by the Group, arising from past events the settlement of which is expected to give rise to an outflow of resources the amount and timing of which are uncertain; and

b)	Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources.

These provisions are recognised when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be reliably estimated and it is probable that the commitment will have to be settled.

Contingent liabilities are not recognised in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 36).

3.16)	Pensions and other similar obligations

a)	Defined contribution plans

Repsol YPF has defined contribution plans for certain employees in Spain, which conform to current legislation. The main features of these plans are as follows:

i.	They are mixed plans to cover retirement, disability and death of the participants.

ii.	The sponsor (Repsol YPF) undertakes to make monthly contributions of certain percentages of serving employees’ salaries to external pension funds.

YPF also has a defined contribution pension plan for the employees of its main companies, in which the company contributes basically the same amount as the participant up to a stipulated ceiling.

Also, the Gas Natural Group has defined contribution pension plans for certain employees.

The annual cost of these plans is recognised under “Staff Costs” in the consolidated income statement.

b)	Executives’ welfare plan. Hybrid defined contribution plan with a specific guaranteed return

From 1992 to 31 December 2005, the executives of the Repsol YPF Group were assigned deferred remuneration called a “Long-Service Bonus.”

As part of the strategy to transform the remuneration system of the executives of the Repsol YPF Group, with effect from 1 January 2006, a new social welfare system was implemented called the Welfare Plan, which, in the case of participating executives, extinguishes, replaces and absorbs the former “Long-Service Bonus.” This is a hybrid defined contribution retirement plan, supplementary to the occupational pension plan, which includes a specific guaranteed return equal to 125% of the general consumer price index of the previous year and is instrumented through group insurance of pension obligations.

The purpose of this system is to reward Repsol YPF’s executives’ loyalty, commitment and non-competition with Repsol’s activities in the two years following their retirement.

The directors (or their beneficiaries) will be entitled to receive the benefits of the plan in the following cases: (i) statutory retirement (65 years), (ii) early retirement (from 60 years), (iii) death, (iv) permanent total disability, absolute disability, or serious invalidity, or (v) serious illness or long-term unemployment on termination of the employment relationship while maintaining entitlement to the plan.

The participant will also be entitled to the balance of the plan at the date of termination of employment, if the employment relationship is terminated as a result of any of the cases in which indemnities are applicable. In order to qualify for entitlement to the plan, the participant must comply with the non-competition agreement regarding activities in the two years following termination of the employment relationship.

The annual cost of these plans is recognised under the heading “Staff Costs” in the consolidated income statement.

c)	Defined benefit plans

The Company employs the criteria established in IAS 19 Employee Benefits for recognition of the defined benefit plans.

The benefits to which the employees are entitled at the date of their retirement are recognised in the income statement as follows:

i.	The current service cost (the increase in the present value of the defined benefit obligation resulting from employee service in the current period), under “Staff Costs.”

ii.	The interest cost (the increase during a period in the present value of a defined benefit obligation which arises because the benefits are one period closer to settlement), under “Finance Cost.”

iii.	The return on plan assets and changes in the value thereof, less any costs of administering the plan and less any tax payable by the plan itself, under “Finance Cost.”

3.17)	Grants and deferred income

a)	Grants related to assets

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

These are grants that become receivable by the Group as compensation for expenses or losses already incurred and are recognised as income for the period in which they become receivable.

c)	Deferred income

Deferred income relates mainly to income from the assignment of gas transmission pipeline usage rights, the income relating to the natural gas distribution network relocation to be borne by third parties and the net amounts received each year for new connections and branch lines. This income is credited to income on a straight-line basis over the depreciation period of the related non-current assets, which ranges from 20 to 50 years.

3.18)	Leases

In this category, a distinction can be drawn between:

a)	Finance leases

Leases are classified as finance leases whenever the lessor transfers substantially all the risks and rewards of ownership to the lessee. The ownership of the asset may or may not be transferred.

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

The finance costs derived from discounting to present value of the liability recognised are charged to “Finance Costs” in the consolidated income statement.

b)	Operating leases

Leases in which the ownership of the leased asset and substantially all the risks and rewards incidental to ownership of the leased assets remain with the lessor are classified as operating leases.

Lease income and lease costs are recognised under “Other Income” or “Other Expenses,” respectively, in the income statement as incurred.

3.19 )	Income tax

Repsol YPF recognises in the income statement for the year the accrued tax on the companies’ income, which is calculated taking into account the differences between the timing of recognition for accounting purposes and tax purposes of the transactions and other events in the current year recognised in the financial statements, giving rise to temporary differences and, therefore, to the recognition of certain deferred tax assets and liabilities in the balance sheet. These amounts are recognised by applying to the temporary differences the tax rate that is expected to apply in the period when the asset is realised or the liability is settled.

Deferred tax liabilities are recognised for all taxable temporary differences, unless the temporary difference arises from the initial recognition of goodwill for which amortisation is nor deductible for tax purposes.

Deferred tax assets are recognised for temporary differences to the extent that they will reverse in the near future and it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deferred tax asset can be utilised. The other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable that the consolidated companies will have sufficient future taxable profits against which they can be utilised.

The accrued income tax expense includes both the deferred income tax expense and the current income tax expense, which is taken to be the amount payable (or refundable) in relation to the taxable profit for the year (see Note 24).

Also, “Income Tax” in the accompanying consolidated income statement includes both the accrued income tax expense and the net provisions recognised in the year for income tax assessments.

3.20)	R evenue and expense recognition

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the goods and services provided in the normal course of business, net of discounts, VAT and other sales-related taxes.

In order to minimise transport costs and optimise the Group’s logistics chain, Repsol YPF carries out oil product swap transactions with other companies in different geographical locations. The related agreements include clauses to adjust through an amount of economic consideration the value of the products swapped on the basis of the technical specifications thereof and the delivery and receiving points for the goods. These transactions are not recognised in the income statement as separate purchases and sales. Similarly, the Group does not recognise as period sales transactions in which as a result of the clauses in the agreements signed the risks inherent to ownership are not transferred to the buyer.

Sales of goods are recognised when substantially all the risks and rewards have been transferred. Revenue associated with the rendering of services is also recognised by reference to the stage of completion of the transaction at the balance sheet date, provided the outcome of the transaction can be estimated reliably. Interest income is accrued on a time proportion basis, by reference to the principal outstanding and the effective interest rate applicable. Dividend income from investments is recognised when the shareholders’ rights to receive payment have been established.

An expense is recognised when there is a reduction of an asset, or an increase in a liability, which can be measured reliably.

As a result of the legislation on oil and gas retailing in force in the countries in which the Group operates, Repsol YPF reflects as both expenses and income the excise and similar taxes on oil and gas production and/or sales. This gave rise to increases in expenses of EUR 6,524 million, EUR 5,636 million and EUR 5,533 million in 2006, 2005 and 2004, respectively, which were recognised under “Materials Used,” and to increases in income of similar amounts, which were recognised under “Sales” in the accompanying consolidated income statement.

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

3.21)	Financial derivatives

The Group arranges derivatives to hedge financial and commercial risks due to interest rate and exchange rate fluctuations and to changes in the prices of certain commodities. These derivatives are initially recognised at fair value at the contract date and are subsequently measured at fair value. The derivatives are recognised as an asset when their fair value is positive and as a liability when it is negative. The differences in fair value are recognised in the income statement, except for specific hedge accounting treatment, where applicable.

The fair values of the derivatives used as hedging instruments are disclosed in Note 37.

The Group designates certain derivatives as:

a)	Fair value hedges

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

These are hedges of the exposure to changes in cash flows that: i) is attributed to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction ii) could affect the income statement.

The effective portion of changes in the fair value of hedging instruments is recognised in equity. The gain or loss relating to the ineffective portion is recognised in the income statement. The cumulative gains or losses recognised in equity are transferred to net profit or loss for the year.

c)	Hedges of net investments in a foreign operation

These are hedges of the exposure to foreign exchange rate changes in relation to investments in the net assets of foreign operations.

Hedges of net investments in a foreign operation are accounted for in a similar way to cash flow hedges, although the exchange rate differences resulting from these transactions are recognised in “Translation Differences” under equity in the accompanying consolidated balance sheets. Cumulative gains and losses recognised in equity are recognised in the income statement when the foreign operation is sold or disposed of in any other way.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

The Group documents at the inception of the transaction the hedging relationship between the hedging instrument and the hedged items, and the risk management objective and strategy for undertaking the hedge. The Group also documents their assessment, both at the inception of the hedge and subsequently, in relation to whether the derivatives used in hedging transactions are highly effective.

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

Detailed information regarding these operations for the years ended 31 December 2006 and 2005 is included in Note 37.

3.22)	Methodology for estimating fair value

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

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited, for the proven reserves, by the contractual expiry of the operating permits or contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future costs that will have to be incurred in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The non-proven reserves are weighted with risk factors, which entails weightings of 70% and 30% for the probable and possible reserves, respectively.

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

The fair value of financial derivatives was estimated by discounting the future cash flows associated therewith using the interest and exchange rates prevailing at the balance sheet date and including spreads based on the credit risk conditions of each instrument. For certain derivative instruments, the market value provided by the financial entities is used as a supplementary reference.

3.23)	New standards issued

Following is a description of the Standards (IFRS and IASs) and Interpretations (IFRICs) and amendments thereto which, although they had been issued, had still not come into force when these consolidated financial statements were prepared:

-	Amendments to IAS 1 (Presentation of Financial Statements—Capital Disclosures), adopted by Regulation (EC) no. 108/2006 of 11 January 2006. New capital disclosure obligations are introduced. This amendment to IAS 1 applies to annual periods beginning on or after 1 January 2007.

-	IFRS 7 (Financial Instruments: Disclosures), adopted by Regulation (EC) no. 108/2006 of 11 January 2006. This IFRS groups together all the financial instrument disclosure requirements in a single Standard. The Standard also requires additional disclosures on the scope of the entity’s exposure to risks arising from financial instruments and a description of the entity’s objectives, policies and procedures for managing them. IFRS 7 applies to annual periods beginning on or after 1 January 2007.

-	IFRIC 7 (Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies) adopted by Commission Regulation (EC) no. 708/2006 of 8 May 2006. This interpretation relating to IAS 29 clarifies how comparative figures in the financial statements should be restated when the entity identifies the existence of hyperinflation in the economy of its functional currency and how deferred taxes will be restated in the beginning balance. IFRIC 7 applies to annual periods beginning on or after 1 March 2006.

-	IFRIC 8 (Scope of IFRS 2), adopted by Commission Regulation (EC) no. 1329/2006 of 8 September 2006. This Interpretation clarifies that IFRS 2 also applies to share-based payments in which the entity appears not to receive anything or receives insufficient goods and/or services in exchange. IFRIC 8 applies to annual periods beginning on or after 1 May 2006.

-	IFRIC 9 (Reassessment of Embedded Derivatives) adopted by Commission Regulation (EC) no. 1329/2006 of 8 September 2006. The main objective of this Interpretation is to clarify that whether an embedded derivative should be separated from the host contract and recognised as a derivative should only be evaluated when the entity becomes a party to the contract for the first time, unless there is a change in the terms of the contract that significantly modifies the cash flows. IFRIC 9 applies to annual periods beginning on or after 1 June 2006.

-	IFRIC 10 (Interim Financial Reporting and Impairment). This Interpretation establishes that any impairment loss recognised in an interim period on goodwill or investments in equity instruments or in financial assets carried at cost should not be reversed in subsequent interim periods or in the annual financial statements. IFRIC 10 applies to annual periods beginning on or after 1 November 2006.

-	IFRIC 11 (IFRS 2—Group and Treasury Share Transactions). This Interpretation addresses the application of IFRS 2 to share-based payments which include the equity instruments of the entity itself or equity instruments of another entity in the same group. IFRIC 11 applies to annual periods beginning on or after 1 March 2007.

-	IFRIC 12 (Service Concession Arrangements). This Interpretation will be applicable to accounting by the operator for public-to private service concession arrangements. IFRIC 12 will apply to annual periods beginning on or after 1 January 2008.

-	IFRS 8 (Operating Segments). This Standard replaces IAS 14 (Segment Reporting). The main change of this Standard is that the information to be provided is based on the information about the components of the entity that management uses to make decisions about operating matters. The amounts reported for each operating segment item will be the measure reported to management for the purposes of allocating resources to the segment and assessing its performance. IFRS 8 will apply to annual periods beginning on or after 1 January 2009.

The Group decided not to early adopt the Standards and Interpretations adopted by the European Union. The impact that the Standards and Interpretations will have on the consolidated financial statements of the Group is currently being assessed.

(4)	FINANCIAL RISK MANAGEMENT AND DEFINITION OF HEDGES

The Group’s business activities expose it to various types of financial risk:

-	market risk, as a result of the volatility of the price of oil, natural gas and their derivatives, and interest rates;

-	credit risk, associated with financial contracts and commercial activities;

-	liquidity (or solvency) risk, to the extent that the Group could encounter difficulties in obtaining the funds required to meet its obligations;

-	exchange rate risk, given that certain of the transactions are carried out in currencies other than the euro.

Repsol YPF has an organisation and systems that enable it to identify, measure and control the financial risks to which the Group is exposed, and it uses various financial instruments as hedges, in accordance with corporate guidelines common to the whole Group. These financial instruments are arranged on a centralised basis and are subject to specific controls.

The derivative instruments used by the Group in order to manage market and exchange rate risk, the purpose of each instrument and the hedges that have been arranged are described in Note 37 (Derivatives Transactions).

(5)	ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS makes it necessary to make assumptions and estimates that affect the amounts of the assets and liabilities recognised, the presentation of contingent assets and liabilities at year-end and the income and expenses recognised during the year. The actual results could differ depending on the estimates made.

The accounting policies and areas which require the highest degree of judgment and estimates in the preparation of the financial statements are: (i) crude oil and natural gas reserves; (ii) provisions for litigation and other contingencies; (iii) the calculation of income tax and deferred tax assets; and (iv) impairment test of assets (see Note 3.9).

Crude oil and gas reserves

Estimating crude oil and gas reserves forms an integral part of the Company’s decision making process. The volume of crude oil and gas reserves is used to calculate the depreciation using production unit ratios and to assess the recoverability of the investments in exploration and production assets (see Notes 6 and 13).

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

Repsol YPF makes judgments and estimates in recording costs and establishing provisions for environmental clean-up and remediation costs which are based on current information regarding costs and expected plans for remediation. For environmental provisions, costs can differ from estimates because of changes in laws and regulations, discovery and analysis of site conditions and changes in clean-up technology. Therefore, any change in the factors or circumstances related to provisions of this nature, as well as changes in laws and regulations could, as a consequence, have a significant effect on the provisions recognised for these costs (see Note 36).

Calculation of income tax and deferred tax assets

The appropriate assessment of the income tax expense is dependent on several factors, including estimates of the timing and realisation of deferred tax assets and the timing of income tax payments. Actual collections and payments may differ materially from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting the Company’s tax balances.

(6)	PROPERTY, PLANT AND EQUIPMENT

The detail of “Property, Plant and Equipment” and of the related accumulated depreciation and accumulated impairment losses at 31 December 2006 and 2005, and of the changes therein is as follows:

	Millions of Euros
	Land, Buildings and Other Structures	Machinery and Plant	Investments in Areas with Reserves	Other Exploration Costs	Transport Equipment	Other Items of Property, Plant and Equipment	In the Course of Construction	Total
COST
Balance at 1 January 2005	2,189	15,630	23,814	570	1,292	1,312	1,163	45,970

Additions(1)	119	465	1,554	131	12	305	587	3,173
Disposals or derecognitions	(12)	(195)	(416)	(45)	(5)	(79)	(6)	(758)
Translation differences	142	663	3,399	25	87	74	75	4,465
Change in the scope of consolidation	38	153	—	—	4	70	39	304
Reclassifications and other changes(2)	(50)	660	368	(15)	15	(91)	(567)	320

Balance at 31 December 2005	2,426	17,376	28,719	666	1,405	1,591	1,291	53,474

Additions(1)	27	530	3,080	276	8	384	1,112	5,417
Disposals or derecognitions	(18)	(89)	(553)	(66)	(4)	(112)	(40)	(882)
Translation differences	(74)	(517)	(2,843)	(57)	(70)	(75)	(31)	(3,667)
Change in the scope of consolidation	1	3	25	—	3	10	—	42
Reclassifications and other changes(2)	(103)	754	(2,085)	140	(3)	(192)	(790)	(2,279)

Balance at 31 December 2006	2,259	18,057	26,343	959	1,339	1,606	1,542	52,105

ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES

Balance at 1 January 2005	(738)	(9,265)	(13,879)	(472)	(451)	(862)	—	(25,667)

Depreciation charge for the year	(54)	(780)	(1,322)	(52)	(46)	(74)	—	(2,328)
Disposals or derecognitions	3	124	335	49	5	22	—	538

Impairment losses (recognised)/reversed(3)	(20)	—	(74)	—	—	—	—	(94)
Translation differences	(43)	(358)	(1,961)	(14)	(58)	(31)	—	(2,465)
Change in the scope of consolidation	(25)	(83)	—	—	(3)	(62)	—	(173)
Reclassifications and other changes(2)	2	87	(41)	—	(8)	(21)	—	19

Balance at 31 December 2005	(875)	(10,275)	(16,942)	(489)	(561)	(1,028)	—	(30,170)

Depreciation charge for the year	(57)	(857)	(1,744)	(185)	(47)	(74)	—	(2,964)
Disposals or derecognitions	6	73	545	64	4	15	13	720

Impairment losses (recognised)/reversed(3)	(4)	(31)	(212)	—	—	(3)	(1)	(251)
Translation differences	31	289	1,671	33	49	24	—	2,097
Change in the scope of consolidation	—	—	(11)	—	(1)	(4)	—	(16)
Reclassifications and other changes(2)	221	109	1,523	(12)	7	132	(26)	1,954

Balance at 31 December 2006	(678)	(10,692)	(15,170)	(589)	(549)	(938)	(14)	(28,630)

Carrying amount at 31 December 2006(4)	1,581	7,365	11,173	370	790	668	1,528	23,475

(1)	In 2006 the main additions were in Argentina (EUR 1,222 million), the U.S. (EUR 1,838 million), the rest of Latin America (EUR 689 million) and in Spain (EUR 954 million). Of the investments in the U.S., EUR 663 million relate to the purchase of proven reserves and EUR 1,064 million to non-proven reserves in the Shenzi field in the Gulf of Mexico. In 2005 the main additions to this account related to Argentina (EUR 1,060 million), to the rest of Latin America (EUR 955 million), to North Africa and the Middle East (EUR 64 million) and to Spain (EUR 959 million).

(2)	Including EUR 310 million in 2006 net of accumulated depreciation corresponding to the reclassification of available-for-sale assets, EUR 253 million for the recording of a provision for field dismantling costs (see Note 19) and EUR 132 million for transfers to intangible assets. 2005 included mainly EUR 274 million relating to the provision for field dismantling costs.

(3)	(See Note 13).

(4)	At 31 December 2006 and 2005, the accumulated impairment losses recognised amounted to EUR 758 million and EUR 724 million, respectively.

The balances of non-depreciable assets, i.e. land and property, plant and equipment in the course of construction, amounted to EUR 841 million and EUR 1,527 million, respectively, at 31 December 2006 and EUR 831 million and EUR 1,291 million, respectively at 31 December 2005. The amounts relating to land are included in “Land, Buildings and Other Structures” in the foregoing table.

“Property, Plant and Equipment” included fully depreciated items amounting to EUR 8,452 million and EUR 8,647 million at 31 December 2006 and 2005, respectively.

Repsol YPF capitalises borrowing costs to the cost of the assets as described in Note 3. In 2006, 2005 and 2004 the average borrowing costs were 6.14%, 5.75% and 4.93% respectively, and EUR 35 million, EUR 19 million and EUR 17 million, respectively were capitalised in this connection. These amounts were deducted from the balance of the heading “Finance Costs” in the accompanying consolidated income statement.

“Property, Plant and Equipment” includes investments made by the Repsol YPF Group in administrative concessions amounting to EUR 89 million and EUR 26 million at 31 December 2006 and 2005, respectively; these concessions must be returned to the Spanish State between 2007 and 2054.

In 2006 and 2005 this heading included EUR 640 million and EUR 645 million, respectively, relating to assets held under finance leases. The assets held under finance leases at the ends of those years included most notably the methane vessels used for the transportation of L.N.G. amounting to EUR 593 million and EUR 617 million in 2006 and 2005, respectively.

In line with industry practice, Repsol YPF insures its assets and activities worldwide. Among the risks insured is damage to property, plant and equipment, with the consequential interruptions in its business. The Group considers its current level of insurance coverage to be, in general, appropriate for the risks inherent to its business.

(7)	INVESTMENT PROPERTY

The changes in “Investment Property” in 2006 and 2005 were as follows:

	Millions of Euros
	Gross Cost	Acccumulated Depreciation and Impairment Losses	Total
Balance at 1 January 2005	65	(13)	52
Disposals and derecognitions	(3)	—	(3)
Depreciation charge for the year and other changes	6	(1)	5

Balance at 31 December 2005	68	(14)	54
Disposals and derecognitions	(27)	10	(17)
Depreciation charge for the year and other changes	(3)	—	(3)

Balance at 31 December 2006	38	(4)	34

The market value at 31 December 2006 and 2005, of the assets included under this heading amounted to EUR 57 million and EUR 122 million, respectively.

The income recognised in 2006 and 2005 in relation to investment property amounted to EUR 136 million (EUR 130 million of which related to the gains on the disposal of two buildings) and EUR 7 million, respectively.

(8)	GOODWILL

The detail, by company, of the goodwill at 31 December 2006 and 2005, is as follows:

	Millions of Euros
	2006	2005
YPF, S.A.	2,152	2,395
Gas Natural SDG, S.A.	321	321
Refap, S.A.	236	239
Repsol Portuguesa, S.A.	154	180
Repsol Butano Portugal R.B., S.A.	118	118
Empresas Lipigas, S.A.	86	100
EESS de Repsol Comercial P.P.	93	92
Buenergía Gas & Power, Ltd.	40	44
Limagás	40	44
Dersa Group	29	29
Repsol Italia	28	28
Nettis Group	24	24
Other companies	101	159

Balance at end of year	3,422	3,773

The changes in 2006 and 2005 in this heading in the accompanying consolidated balance sheets were as follows:

	Millions of Euros
	2006	2005
Balance at beginning of year	3,773	3,204
Additions	1	214
Adjustments for deferred taxes	(13)	40
Changes in the scope of consolidation	3	29
Divestments	(1)	(1)
Translation differences	(277)	397
Write-downs	(2)	(6)
Reclassifications and other changes	(62)	(104)

Balance at end of year	3,422	3,773

There were no significant acquisitions in 2006. The main additions in 2005 related to Repsol Butano Portugal RB, S.A.—formerly Shell Gas L.P.G., S.A.—(EUR 118 million), the Desarrollo de Energías Renovables, S.A. Subgroup (EUR 29 million) and the additional payments made for the acquisition of Repsol Portuguesa, S.A. (EUR 25 million) and Repsol Italia (EUR 6 million).

The detail of the gross goodwill and accumulated impairment losses at 31 December 2006 and 2005 is as follows.

	Millions of Euros
	2006	2005
Gross goodwill	3,434	3,783
Accumulated impairment losses	(12)	(10)

Net goodwill	3,422	3,773

In 2006 the goodwill corresponding to the L.P.G. business in India was written off for EUR 2 million.

Testing goodwill for impairment

For the purposes of testing for impairment, goodwill is allocated to the Group’s identified cash-generating units based on the business to which they belong. The detail of the goodwill allocation at 31 December 2006 and 2005 is as follows:

	Millions of Euros
	At 31 December 2006			At 31 December 2005
	YPF	Other	TOTAL	YPF	Other	TOTAL
Exploration and production	1,421	7	1,428	1,635	57	1,692
Refining and marketing	637	810	1,447	654	864	1,518
Chemical	94	—	94	106	—	106
Gas and electricity	—	453	453	—	457	457

TOTAL	2,152	1,270	3,422	2,395	1,378	3,773

Repsol YPF considers that, based on current knowledge, the reasonably possible changes in key assumptions for determining fair value, on which the determination of the recoverable amounts was based, will not cause the carrying amounts of the cash-generating units to exceed the recoverable amounts at 31 December 2006.

In Argentina, in order to determine the fair values of the downstream business, a scenario was considered including the gradual recovery, over the next few years, of a similar economic situation to that which existed prior to the change in peso-US dollar convertibility. However, YPF’s refining and marketing business in Argentina is integrated with the company’s upstream business to a considerable extent.

(9)	OTHER INTANGIBLE ASSETS

The detail of the intangible assets and the related accumulated depreciation at 31 December 2006 and 2005, and of the changes therein is as follows:

	Millions of Euros
	Leasehold Assignment, Surface and Usufruct Rights			Emission Allowances	Flagging Costs	Exclusive Supply Contracts	Other Intangible Assets	Total
	Service Stations	Gas Pipelines	Other Intangible Assets
COST
Balance at 1 January 2005	466	190	10	—	188	138	457	1,449

Additions(1)	13	1	10	4	7	10	90	135
Disposals and derecognitions	(9)	—	—	—	(4)	(2)	(5)	(20)
Translation differences	8	27	1	—	4	—	43	83
Change in the scope of consolidation	1	—	—	—	—	—	58	59
Reclassifications and other changes(2)	21	18	—	76	1	(1)	135	250

Balance at 31 December 2005	500	236	21	80	196	145	778	1,956

Additions(1)	20	1	2	3	7	19	107	159
Disposals and derecognitions	(31)	—	—		(7)	6	(37)	(69)
Translation differences	(7)	(24)	(2)	—	(5)	(1)	(14)	(53)
Change in the scope of consolidation	—	—	—	—	—	—	1	1
Reclassifications and other changes(2)	(48)	—	22	177	25	(4)	86	258

Balance at 31 December 2006	434	213	43	260	216	165	921	2,252

ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES

Balance at 1 January 2005	(185)	(62)	(4)	—	(136)	(118)	(251)	(756)

Depreciation charge for the year	(28)	(11)	(2)	—	(12)	(7)	(61)	(121)
Disposals and derecognitions	4	—	—	—	3	2	3	12
Impairment losses (recognised)/reversed	(1)	—	—	—	—	—	(1)	(2)
Translation differences	(3)	(9)	—	—	(2)	—	(15)	(29)
Change in the scope of consolidation	—	—	—	—	—	—	(3)	(3)
Reclassifications and other changes(2)	(59)	—	1	—	—	(1)	5	(54)

Balance at 31 December 2005	(272)	(82)	(5)	—	(147)	(124)	(323)	(953)

Depreciation charge for the year	(21)	(10)	(1)	—	(13)	(8)	(68)	(121)
Disposals and derecognitions	28	—	—	—	7	(3)	30	62
Impairment losses (recognised)/reversed	59	—	—	(181)	—	—	(8)	(130)
Translation differences	3	8	—	—	3	—	10	24
Change in the scope of consolidation	—	—	—	—	—	—	(1)	(1)
Reclassifications and other changes(2)	42	—	(3)	—	(15)	1	(3)	22

Balance at 31 December 2006	(161)	(84)	(9)	(181)	(165)	(134)	(363)	(1,096)

Carrying amount at 31 December 2006	273	129	34	79	51	31	558	1,156

(1)	The additions in 2006 and 2005 relate to the direct acquisition of assets amounting to EUR 151 million and EUR 132 million, respectively.

(2)

In 2006 “Emission Allowances” included EUR 257 million relating to the CO2 emission allowances assigned for no consideration under the national assignment plan and the derecognition of emission allowances of EUR 80 million relating to 2005. In 2005 “Other Intangible Assets” included EUR 74 million relating to the recognition of the intangible assets of Repsol Combustiveis and EUR 72 million corresponding to the allocation of a portion of the purchase price of CEG and CEG Río.

At 31 December 2006 and 2005, Repsol YPF did not have any intangible assets with indefinite useful lives.

In 2006 the Group received for no consideration emission allowances equal to 11 million tonnes of CO2 under the national assignment plan, valued at EUR 257 million. This plan also established the assignment of emission allowances for no consideration amounting to 12 million tonnes for 2007.

The Group consumed 12 million tonnes of CO2 emission allowances in 2006. In 2006 the value of emission allowances was impaired, which gave rise to the recognition of a charge of EUR 181 million, which was offset by an equal amount of deferred income recognised in the income statement for allowances received for no consideration.

The net effect of CO2 emissions on the income statements for 2006 and 2005 amounted to a net expense of EUR 4 million and EUR 2 million, respectively.

The research and development expenditure recognised in the consolidated income statement amounted to EUR 72 million and EUR 63 million in 2006 and 2005, respectively.

The leasehold assignment, surface and usufruct rights, the reflagging costs and rights of publicity, the exclusive supply contracts and the administrative concessions are legal rights title to which is confined to the term of the contracts giving rise to them, as described in Note 3.3.7.

(10)	ASSETS CLASSIFIED AS HELD FOR SALE

At 31 December 2006 and 2005, Repsol YPF had assets classified as held for sale amounting to EUR 249 million and EUR 1 million, respectively, relating mainly to exploration and production assets in Argentina.

The main balance sheet items classified as assets held for sale at 31 December 2006 and 2005, were as follows:

	Millions of Euros
	2006	2005
Property, plant and equipment	310	1

Total assets classified as held for sale	310	1

Liabilities associated with assets classified as held for sale	(61)	—

Total net assets classified as held for sale	249	1

(11)	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The most significant investments in associates, which were accounted for using the equity method, at 31 December 2006 and 2005 were as follows:

	Millions of Euros
	2006	2005
Compañía Logística de Hidrocarburos CLH, S.A.	121	74
West Siberian Resources	70	—
Atlantic LNG Company of Trinidad & Tobago	60	86
Peru LNG Company Llc	44	6
Transportadora de Gas del Perú, S.A.	39	18
Transierra, S.A.	34	36
Dynasol Elastómeros, S.A. de CV	29	30
Atlantic LNG 4	24	44
Oleoductos del Valle, S.A.	22	28
Oleoducto de Crudos Pesados (OCP), Ltd	20	25
Terminales Marítimos Patagónicos, S.A. (Termap)	11	12
Other companies accounted for using the equity method	47	40

	521	399

Appendix I contains a list of the consolidated Group companies.

The changes in 2006 and 2005 in this heading in the accompanying consolidated balance sheets were as follows:

	Millions of Euros
	2006	2005
Balance at beginning of year	399	449
Additions(1)	123	39
Disposals(2)	—	(42)
Changes in the scope of consolidation(3)	(3)	(78)
Result of companies accounted for using the equity method(4)	139	117
Dividends distributed	(136)	(85)
Translation differences	(38)	35
Reclassifications and other changes	37	(36)

Balance at end of year	521	399

(1)	Including in 2006, inter alia, the contributions to or acquisitions in West Siberian Resources, Perú LNG and ENIREPSA. Including in 2005, inter alia, the contributions to Enirepsa, Atlantic 4, Perú LNG. and TGP.

(2)	Including in 2005 EUR 37 million corresponding to the sale of investments in ENAGAS by Gas Natural.

(3)	Corresponding in 2006 mainly to the change in the consolidation method of Productos y Servicios Petrolíferos (PSP), R. Chemie, and Red Electrónica de Distribución (RED). The changes in 2005 related mainly to the change in the method used to consolidate TSB, Termogaucha, Gespevesa, Repsol Bronderslev and Terminales Canarios.

(4)	In 2006 the most significant results related to Atlantic LNG. (EUR 71 million) and CLH (EUR 83 million). In 2005 the most significant results related to Atlantic LNG. (EUR 61 million), CLH (EUR 35 million) and Enagás (EUR 9 million).

The following companies over which the Group has significant management influence, given that the Group has sufficient representation on the Board of Directors, despite holding an interest of less than 20%, were accounted using the equity method:

Company	% of Ownership
Sistemas Energéticos Mar Garullo, S.A.(1)	18.00%
A&C Pipeline Holding	18.00%
Gaseoducto Oriental, S.A.	16.66%
West Siberian Resources	10.00%
Transportadora de Gas del Perú, S.A.	10.00%
Gaseoducto del Pacífico (Argentina), S.A.	10.00%

(1)	A company in the Gas Natural Group, which is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group.

The detail of the main aggregates of the Repsol YPF Group’s associates at 31 December 2006 and 2005 (see Appendix I) is as follows:

	Millions of Euros
	2006	2005
Total assets	1,933	1,733
Total equity	439	356
Revenue	916	721
Profit for the period	139	117

(12)	CURRENT AND NON-CURRENT FINANCIAL ASSETS

The detail, by type and maturity, of the Group’s financial assets at 31 December 2006 and 2005, is as follows:

	Millions of Euros
	2006			2005
	Non-Current Financial Assets	Current Financial Assets	Cash and Cash Equivalents	Non-Current Financial Assets	Current Financial Assets	Cash and Cash Equivalents
1) Financial assets at fair value through profit or loss	—	72	—	—	66	—
2) Accounts receivable	152	6,725	—	250	6,752	—
3) Held-to-maturity investments	607	225	2,557	613	258	2,647
4) Available-for-sale financial assets	160	—	—	224	—	—
5) Hedging derivatives	599	78	—	659	266	—

	1,518	7,100	2,557	1,746	7,342	2,647

The detail of the columns “Current Financial Assets” is as follows:

	Millions of Euros
	2006	2005
Trade and other receivables	6,813	6,841
Current financial assets	287	501

	7,100	7,342

Following is a description of the current and non-current financial assets classified by nature:

12.1)	Financial assets at fair value through profit or loss

The detail of the financial assets classified as at fair value through profit or loss in 2006 and 2005 is as follows:

	Millions of Euros
	2006	2005
Derivatives on trading transactions
Current	14	66
Other financial assets
Current	58	—

	72	66

12.2)	Current loans and receivables

These include the following items:

	Millions of Euros
	2006	2005
Trade receivables	5,552	5,333
Other receivables	1,554	1,794
(Less: Allowance for Doubtful Accounts)(1)	(381)	(375)

Total (2)	6,725	6,752

(1)	In 2006 and 2005 provisions of EUR 46 million and EUR 51 million, respectively, were recognised in this connection under “Other Expenses” in the consolidated income statement.

(2)	The heading “Trade and Other Receivables” in the accompanying consolidated balance sheet includes, in addition to the “Trade Receivables,” “Other Receivables” and “Allowance for Doubtful Accounts” shown in the foregoing table, EUR 88 million in 2006 and EUR 89 million in 2005 in relation to the derivatives on trading transactions at fair value indicated in Notes 12.1 and 12.5.

12.3)	Held-to-maturity investments

The detail of the held-to-maturity investments at 31 December 2006 and 2005 is as follows:

	Millions of Euros
	Carrying Amount		Fair Value
	2006	2005	2006	2005
Non-current financial assets	607	613	612	690
Current financial assets	225	258	225	258
Current financial assets	2,197	2,296	2,197	2,296
Cash on hand and at banks	359	351	359	351

	3,388	3,518	3,393	3,595

The current and non-current financial assets include loans to non-consolidated companies and the portion of loans to consolidated companies not eliminated on consolidation amounting to EUR 432 million and EUR 417 million in 2006 and 2005, respectively. These loans earned average interest at 10.15% and 10.01% in 2006 and 2005, respectively.

The other financial assets, which amount to EUR 2,956 million and EUR 3,101 million at 31 December 2006 and 2005, respectively, relate mainly to placements at banks and collateral deposits. The financial assets earned average interest at 3.27% and 2.35% in 2006 and 2005, respectively.

The non-current financial assets held-to-maturity mature as follows:

	Millions of Euros
Maturity	2006	2005
2007		2
2008	—	2
2009	11	1
2010	47	1
Subsequent years	549	607

	607	613

12.4)	Available-for-sale financial assets

These relate mainly to minority interests in certain companies over whose management the Group does not hold any influence.

The most significant amount in 2006 and 2005 relates to the investment owned in ENAGAS by Gas Natural.

12.5)	Hedging derivatives

This heading includes the market value of derivatives designated as hedging instruments at 31 December 2006 and 31 December 2005:

	Millions of Euros
	2006		2005
	Non-Current	Current	Non-Current	Current
Fair value hedges	62	78	223	80
Cash flow hedges	6	—	2	—
Hedges of net investments in a foreign operation	531	—	434	186

Total	599	78	659	266

(13)	ASSET IMPAIRMENT

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

In 2006 the net impairment losses recognised in relation to non-current assets amounted to EUR 383 million. These losses relate mainly to exploration and production assets (EUR 223 million) and to the impairment of EUR 181 million of emission allowances received under the National Emission Allowance Assignment Plan (see Note 9). The net impairment losses on exploration and production assets relate mainly to:

-	Trinidad: an impairment loss of EUR 50 million was recognised as result of the reassessment of the marketability of certain fields in which the Group holds an ownership interest.

-	Argentina: an impairment loss of EUR 66 million was allocated to various fields in which the Group holds an ownership interest due mainly to the evolution of the business parameters.

-	Dubai: as a result of the early termination of the contract, an impairment loss of EUR 50 million was recognised which, net of the related tax effect, gave rise to a net loss of EUR 11 million.

-	Ecuador, Venezuela and Algeria: impairment losses of EUR 49 million arising also from the evolution of business parameters were recognised.

In 2005 the impairment losses recognised in relation to non-current assets amounted to EUR 119 million, of which EUR 74 million relate to exploration and production assets and EUR 25 million to the ownership interest in two Brazilian joint ventures, Refinería de Petróleos Manguinhos, S.A. and Termogaucha, S.A. The impairment losses on exploration and production assets relate to:

-	An impairment loss of EUR 85 million in Venezuela due to a change in the tax system.

-	An impairment loss of EUR 37 million relating to the downward adjustment of reserves in Argentina and Bolivia.

-	The aforementioned impairment losses were offset by the reversal of the loss recognised in Ecuador, which amounted to EUR 35 million, due, basically, to the projected increase in future prices.

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

In relation to the exploration and production assets, the consolidated income statement for 2004 included reversals of EUR 167 million and impairment losses amounting to EUR 47 million, relating mainly to the following:

-	Repsol YPF reversed impairment losses of EUR 135 million relating to Venezuela due mainly to the high crude oil prices and to the inclusion of 7.5 million barrels in the category of proved reserves in 2004.

-	In Argentina, impairment losses totalling EUR 37 million were recognised as a result of the downward adjustment of reserves.

Also, in 2004, as a result of the performance of the Brazilian market, an impairment loss of EUR 58 million was recognised in relation to the service station business in Brazil.

(14)	INVENTORIES

The detail of “Inventories” at 31 December 2006 and 2005 is as follows:

	Millions of Euros
	Cost	Allowance	Net
At 31 December 2006
Crude oil and natural gas	1,343	(55)	1,288
Finished and semi-finished goods	1,891	(58)	1,833
Supplies and other inventories	782	(29)	753

Total	4,016	(142)	3,874

At 31 December 2005
Crude oil and natural gas	1,257	(0)	1,257
Finished and semi-finished goods	1,779	(12)	1,767
Supplies and other inventories	732	(26)	706

Total	3,768	(38)	3,730

At 31 December 2006, the inventories recognised at fair value less costs to sell amounted to EUR 165 million and their measurement at market value gave rise to a loss of EUR 4 million. At 31 December 2005, there were no inventories of this nature and the 2005 consolidated income statement did not include any amount reflecting changes in the fair value less costs to sell of inventories.

At 31 December 2006 and 2005, the Repsol YPF Group was meeting the minimum safety stock requirements established by the applicable regulations (see Note 1.2) through the Spanish companies included in the Group.

(15)	EQUITY

15.1)	Share capital

At 31 December 2006 and 2005, the share capital consisted of 1,220,863,463 fully subscribed and paid shares of EUR 1 par value each, all listed on the Spanish (continuous market), New York and Buenos Aires Stock Exchanges.

Repsol YPF, S.A.’s bylaws limit the maximum number of votes that any single shareholder or companies belonging to the same group may cast at the General Meeting to 10% of the voting stock.

At 31 December 2006, the Group did not hold any share of the Parent either directly or through investees.

At 31 December 2006, the following Group companies’ shares were publicly listed:

Company	Number of Listed Shares	% of Share Capital Listed	Stock Exchanges	Year-End Market Price		Average Last Quarter		Currency
Repsol YPF, S.A.	1,220,863,463	100%	Spanish Stock Exchanges	26.20		26.60		EUR
			(Madrid, Barcelona, Bilbao, Valencia)
			Buenos Aires	104.00		104.24		ARP
			New York	34.50		34.27		USD
Gas Natural SDG, S.A.	447,776,028	100%	Spanish Stock Exchanges	29.99		31.00		EUR
			(Madrid, Barcelona, Bilbao, Valencia)
YPF, S.A.	393,312,793	100%	New York	47.95		46.94		USD
			Buenos Aires	145.00		142.58		ARP
Refinería La Pampilla, S.A.	36,063,999	100%	Lima	30.08		29.82		PES
Empresa Petrolera Andina, S.A.	13,439,520	100%	Bolivian Stock Exchange	(	*)	(	*)	BOP
Compañía Logística de Hidrocarburos, CLH
Series A	90,000		Spanish Stock Exchanges	37.03		38.72		EUR
Series D	1,689,049		(Madrid, Barcelona, Bilbao, Valencia)

(*)	No change in 2006

15.2)	Share premium

The share premium at 31 December 2006 and 2005 amounted to EUR 6,428 million. The Consolidated Companies Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

15.3) Legal reserve

Under the Consolidated Companies Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

15.4)	Revaluation reserve

The balance of “Revaluation Reserve Royal Decree-Law 7/1996” can be used, free of tax, to offset recorded losses (both prior years’ accumulated losses and current year losses) or losses which might arise in the future, and to increase capital. From 1 January 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised. If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to tax. The distribution of these reserves would give rise to entitlement to a dividend double taxation tax credit.

15.5)	Translation differences

These relate to exchange differences recognised in equity as a result of the consolidation process described in Note 2.

15.6)	Fair value adjustment reserve

The balance at 31 December 2006, reflects, net of the related tax effect, the following: (i) the effective portion of changes in the fair value of derivative instruments designated as cash flow hedges; and (ii) gains and losses arising from changes in the fair value of non-monetary financial assets classified as available for sale.

15.7)	Retained earnings

This heading includes, among other items, the reserve for transition to IFRS, which reflects the adjustments derived from differences between the accounting policies previously applied and IFRS arising on events and transactions that occurred prior to the transition to IFRS (1 January 2004).

15.8)	Equity attributable to minority interests

The equity attributable to minority interests at 31 December 2006 and 2005 relates to the following companies:

	Millions of Euros
	2006	2005
Refinería La Pampilla, S.A.	88	108
Empresa Petrolera Andina, S.A.	208	103
Petronor, S.A.	95	92
YPF, S.A.	58	61
CEG y CEG Río	41	41
Repsol Comercial de P.P., S.A.	37	37
Gas Natural ESP	26	27
Gas Natural México, S.A. de CV	14	15
EMPL	10	12
Other companies	32	32

Total	609	528

(16)	DIVIDENDS

The 2006, 2005 and 2004 interim dividends reflect the gross interim dividend per share distributed by Repsol YPF, S.A. out of the profit for each of these years. In 2006 it amounted to EUR 440 million (EUR 0.36 gross per share), in 2005 it amounted to EUR 366 million (EUR 0.30 gross per share) and in 2004 it amounted to EUR 305 million (EUR 0.25 gross per share).

The final dividend approved by the shareholders at the Annual General Meeting of Repsol YPF, S.A. for 2005 and 2004 amounted to EUR 366 million (EUR 0.30 gross per share) and EUR 305 million (EUR 0.25 gross per share), respectively.

The proposal for the distribution of Repsol YPF, S.A.’s 2006 profit, to be submitted for approval by the shareholders at the next Annual General Meeting, includes the distribution of a final dividend for 2006 of EUR 440 million (EUR 0.36 gross per share), payable on or after 5 July 2007.

Based on the accounting statement of liquidity prepared and the undrawn credit lines, at the date of approval of the interim dividend, Repsol YPF, S.A. had sufficient liquidity for payment of the interim dividend pursuant to Articles 194.3 and 216 of the Consolidated Companies Law.

(17)	PREFERENCE SHARES

In October 1997 the Repsol YPF Group, through its subsidiary Repsol International Capital, issued preference shares of this company amounting to USD 725 million under the following terms:

- Annual dividend:	7.45%, payable quarterly.

- Term:	perpetual, with the option for the issuer of early redemption from the fifth year onwards at face value.

- Guarantee:	subordinated Repsol YPF, S.A. guarantee.

- Remuneration:	payment of preference dividends is conditional upon the obtainment of a consolidated profit or upon the payment of dividends on common shares. If no dividend accrues, there is no subsequent obligation to pay it.

In May and December 2001 Repsol International Capital launched two new issues of preference shares amounting to EUR 1,000 million and EUR 2,000 million, respectively, under the following terms:

- Dividend:	variable at a rate of 3-month Euribor with a minimum of 4% APR and a maximum of 7% APR for the first 10 years, and Euribor plus 3.5% from the tenth year onwards. The dividend is payable quarterly.

- Term:	perpetual, with the option for the issuer of early redemption from the tenth year onwards at face value.

- Guarantee:	subordinated Repsol YPF, S.A. guarantee.

- Remuneration:	preference, non-cumulative dividends, conditional upon the obtainment of a consolidated profit or upon the payment of dividends on common shares.

The carrying amount of these instruments at 31 December 2006 and 2005 amounted to EUR 3,445 million and EUR 3,485 million, respectively. For greater detail, see Note 18 (Bank Borrowings and Other Financial Liabilities).

(18)	BANK BORROWINGS AND OTHER FINANCIAL LIABILITIES

The detail of the bank borrowings and other financial liabilities, most of which are unsecured, at 31 December 2006 and 2005 is as follows:

	Millions of Euros
	Carrying Amount		Fair Value
	2006	2005	2006	2005
Non-current financing
Preference shares	3,445	3,485	3,594	3,669
Debentures and bonds	3,561	3,689	3,770	4,160
Loans	3,209	2,124	3,204	2,151
Non-current financial derivatives at fair value	268	423	268	423

Current financing
Debentures and bonds	526	1,529	532	1,603
Loans	1,020	1,138	1,021	1,140
Current financial derivatives at fair value	10	34	10	34

Total	12,039	12,422	12,399	13,180

The breakdown, by currency and maturity, of the financing at 31 December 2006 and 2005 is as follows:

	Maturity
At 31 December 2006	2007	2008	2009	2010	2011	Subsequent Years	Total
	(equivalent euro value in millions)
FINANCING IN EUROS
Preference shares	—	—	—	—	—	2,895	2,895
Debentures, bonds and loans	302	772	493	1,690	226	2,124	5,607
Accrued interest	45	—	—	—	—	—	45

FINANCING IN FOREIGN CURRENCIES
Preference shares	—	—	—	—	—	550	550
Debentures, bonds and loans in dollars	893	281	631	63	5	176	2,049
Debentures, bonds and loans in other currencies	226	95	76	4	—	134	535
Accrued interest	80	—	—	—	—	—	80

	1,546	1,148	1,200	1,757	231	5,879	11,761

	Maturity
At 31 December 2005	2006	2007	2008	2009	2010	Subsequent Years	Total
	(equivalent euro value in millions)
FINANCING IN EUROS
Preference shares	—	—	—	—	—	2,873	2,873
Debentures, bonds and loans	1,551	114	20	67	1,500	2,410	5,662
Accrued interest	43	—	—	—	—	—	43

FINANCING IN FOREIGN CURRENCIES
Preference shares	—	—	—	—	—	612	612
Debentures, bonds and loans in dollars	751	268	225	745	102	126	2,217
Debentures, bonds and loans in other currencies	230	78	94	23	4	36	465
Accrued interest	93	—	—	—	—	—	93

	2,668	460	339	835	1,606	6,057	11,965

Repsol YPF obtains financing predominantly in US dollars, either directly or by using foreign exchange rate derivatives (Note 37, Derivatives Transactions, .a) and .b)).

The detail of the average financing and the cost thereof by instrument is as follows:

	2006		2005
	Average Volume	Average Cost	Average Volume	Average Cost
Preference shares	3,462	5.38%	3,446	5.12%
Debentures	4,853	5.57%	6,031	5.60%
Loans	3,694	5.60%	3,262	4.89%

	12,009	5.52%	12,739	5.29%

The breakdown of liabilities of financial derivatives at fair value is as follows:

	Millions of Euros
	Within 1 Year	Between 1 and 5 Years	After 5 Years	Total
At 31 December 2006
Fair value hedges	—	—	26	26
Cash flow hedges	2	5	237	244
Hedges of net investments in a foreign operation	8	—	—	8

Other non-hedging transactions
Total	10	5	263	278

At 31 December 2005
Fair value hedges	—	—	100	100
Cash flow hedges	—	10	313	323
Hedges of net investments in a foreign operation	32	—	—	32
Other non-hedging transactions	2	—	—	2

Total	34	10	413	457

In general, the financial debt agreements include the early maturity clauses customary in agreements of this nature.

The bond issues, representing ordinary debt, of Repsol International Finance, BV and guaranteed by Repsol YPF, S.A., totalling EUR 3,166 million (relating to a face value of EUR 3,175 million), contain certain so-called “cross-default” clauses whereby in the event of default, the custodian-trustee bank, at its sole discretion or at the request of the holders of at least one-fifth of the debentures, can declare all the aforementioned debentures issues due and payable.

Additionally, in relation to certain marketable debenture issues totalling EUR 257 million (relating to a face value of EUR 258 million), YPF, S.A. agreed to certain so-called “cross-default” clauses whereby in the event of default, the trustee or the holders of at least 25% of the total principal of the debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

(19)	PROVISIONS FOR CONTINGENCIES AND EXPENSES

The detail of the balance of “Provisions for Contingencies and Expenses” at 31 December 2006, 2005 and 2004 and of the changes therein in 2006, 2005 and 2004 is as follows:

	Millions of Euros
	Long-Term Provisions				Short-Term Provisions
	Provision for Pensions(3)	Provision for Field Dismantling Costs	Other Provisions	Total	Provision for Pensions(3)	Other Provisions	Total
Balance at 1 January 2004	85	191	757	1,033	—	112	112
Period provisions charged to income(1)	9	20	966	995	—	—	—
Reversals of provisions with a credit to income	(1)	(1)	(34)	(36)	—	—	—
Provisions released due to payment	(8)	(3)	(75)	(86)	—	(79)	(79)
Changes in the scope of consolidation	—	—	22	22	—	—	—
Translation differences	(5)	(10)	(58)	(73)	—	—	—
Reclassifications and other changes(2)	4	146	(9)	141	—	—	—

Balance at 31 December 2004	84	343	1,569	1,996	—	33	33
Period provisions charged to income(1)	5	26	747	778	1	4	5
Reversals of provisions with a credit to income	(3)	(1)	(88)	(92)	(1)	(4)	(5)
Provisions released due to payment	(1)	(6)	(157)	(164)	—	(16)	(16)
Changes in the scope of consolidation	—	—	1	1	1	—	1
Translation differences	13	42	116	171	—	7	7
Reclassifications and other changes(2)	(3)	279	(88)	188	4	161	165

Balance at 31 December 2005	95	683	2,100	2,878	5	185	190
Period provisions charged to income(1)	8	54	564	626	2	83	85
Reversals of provisions with a credit to income(4)	—	—	(142)	(142)	—	(3)	(3)
Provisions released due to payment	(17)	(11)	(295)	(323)	—	(132)	(132)
Changes in the scope of consolidation	—	3	—	3	—	—	—
Translation differences	(10)	(67)	(114)	(191)	(1)	(16)	(17)
Reclassifications and other changes(2)	(1)	193	(383)	(191)	5	169	174

Balance at 31 December 2006	75	855	1,730	2,660	11	286	297

(1)

In 2006 “Other Provisions” relates mainly to (i) a provision of EUR 20 million for labour force restructuring plans; (ii) a provision of EUR 80 million for CO2 emissions made during the year (see Note 38); (iii) a provision of EUR 82 million for environmental contingencies; and (iv) a provision of EUR 244 million for litigation. It also includes EUR 45 million relating to the discount to present value of the provisions. In 2005 this heading included mainly (i) a provision of EUR 155 million for the re-measurement of the commitment to transport certain quantities of crude oil through an oil pipeline in Ecuador (this revision is made periodically at each balance sheet date); (ii) a provision of EUR 79 million for CO2 emissions made during the year; (iii) a provision of EUR 66 million for environmental contingencies; and (iv) a provision of EUR 52 million for litigation. It also includes EUR 109 million relating to the discount to present value of the provisions.

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

(2)	The “Provision for Field Dismantling Costs” includes EUR 253 million and EUR 274 million and EUR 146 million in 2006, 2005 and 2004, respectively, relating to the period provisions made in those years for field dismantling costs (see Note 6).

(3)	See Note 20.

(4)	This includes the write-off of provisions for various items recognised by Group companies in several countries as a result of changes in the circumstances under which the provisions had been recognised.

(20)	PROVISION FOR PENSIONS AND SIMILAR OBLIGATIONS

a)	Defined contribution plans

Repsol YPF has defined contribution plans for certain employees, the main features of which are described in Note 3.16.

The annual cost charged to “Staff Costs” in the consolidated income statement in relation to these pension plans amounted to EUR 32 million, EUR 30 million and EUR 26 million in 2006, 2005 and 2004, respectively.

b)	Executive welfare plan. Hybrid defined contribution plan with a guaranteed fixed return.

In 2006, EUR 6 millions were charged to “Staff Costs” in the consolidated income statement as a result of the modification of the remuneration system described in Note 3.16 and the contributions to the related plan for 2006.

c)	Defined benefit plans

At 31 December 2006 the Repsol Group had two plans of this type:

c.1)	Pension plans, medical insurance plans, life insurance and other employee benefits and benefits for health and risk of death of Maxus Energy Corporation (a YPF subsidiary).

Maxus has non-contributory pension plans managed by third parties for its full-time employees. The benefits provided by these plans are based on years of service and the remuneration earned during years of employment. This company also has other non-contributory pension plans for executives, key management personnel and former employees who worked at Maxus Group companies.

The liability recognised for pension plans at 31 December 2006 and 2005 amounted to EUR 18 million and EUR 32 million, respectively. These amounts arose mainly from employee benefit obligations (EUR 83 million and EUR 96 million in 2006 y 2005, respectively) less the fair value of the plan assets and net of unrecognised actuarial losses, amounting to EUR 65 million and EUR 64 million, respectively.

The main assumptions used in 2006 and 2005 were as follows:

	2006%	2005%
Discount rate	6	5.75
Expected rate of return on plan assets	7	8.5
Expected salary increase rate	5.5	4.5-5.5

Also, Maxus provides medical insurance benefits, life insurance benefits and other employee benefits to certain of its employees who retire early; the company also pays benefits for health and risk of death to disabled employees and benefits for risk of death to retired executives.

In 2006, 2005 and 2004, the expense relating to these plans amounted to EUR 3 million, EUR 2 million and EUR 2 million, respectively, and was recognised in the consolidated income statement.

c.2)	The Gas Natural Group also has pension plans for employees in Spain, Brazil and Italy. The amounts recognised under “Provisions for Contingencies and Expenses” in the consolidated balance sheet to cover these obligations totalled EUR 18 million, EUR 18 million and EUR 16 million at 31 December 2006, 2005 and 2004, respectively.

(21)	OTHER NON-CURRENT LIABILITIES

The	detail of “Other Non-Current Liabilities” is as follows:

	Millions of Euros
	2006	2005
Obligations under finance leases(Note 22)	561	590
Hedged items and derivatives on trading transactions at fair value(1)	37	432
Guarantees and deposits(2)	220	220
Grants and other deferred income	224	200
Other	192	262

TOTAL	1,234	1,704

(1)	The change in 2006 was due mainly to the cancellation of derivative transactions related to the price of gas, amounting to EUR 312 million.

(2)	The guarantees and deposits received relate mainly to the deposits received by Repsol Butano, S.A. from the users of metal gas bottles, as authorised by the applicable legislation. These amounts are refundable when the related contracts are cancelled.

The detail of the balance at 31 December 2006 and 2005 relating to grants and other deferred income is as follows:

	Millions of Euros
	2006	2005
Grants related to assets
Construction of gas infrastructure	63	57
Other grants	38	39

Subtotal	101	96

Deferred income
Deferred income due to property, plant and equipment received for no consideration	10	9
Consideration for new connections and branch lines	49	45
Indemnity due to mandatory relocation of network	30	27
Other deferred income	34	23

Subtotal	123	104

TOTAL	224	200

The consolidated income statements for 2006, 2005 and 2004 include income of EUR 9 million, EUR 10 million and EUR 8 million, respectively, relating to the grants and other deferred income recognised in profit. Also, the grants related to income recognised in income amounted to EUR 7 million in 2006, to EUR 7 million in 2005 and to EUR 8 million in 2004.

(22)	OBLIGATIONS UNDER FINANCE LEASES

The detail of the amounts payable under finance leases at 31 December 2006 and 2005 is as follows:

	Lease Payments		Present Value of Minimum Lease Payments
	2006	2005	2006	2005
Within one year	59	57	58	56
Between two and five years	221	230	180	190
After five years	804	874	381	400

	1,084	1,161	619	646
Less:
Future finance costs	(465)	(515)

	619	646

Recognised as:
Non-current obligations under finance leases			561	590
Current obligations under finance leases			58	56

			619	646

The finance leases relate mainly to methane vessels for the transportation of L.N.G., maturing in the period from 2022 to 2024.

(23)	TRADE AND OTHER PAYABLES

In 2006 and 2005 Repsol YPF had the following accounts payable classified under “Trade and Other Payables”:

	Millions of Euros
	2006	2005
Suppliers	3,553	4,027
Obligations under finance leases (Note 22)	58	56
Tax payables	963	840
Hedged items and derivatives on trading transactions at fair value	94	91
Other payables	2,922	2,769

	7,590	7,783

The fair value of these current items does not differ significantly from their carrying amount.

(24)	TAX MATTERS

Income tax

In view of the geographical dispersion and markedly international nature of the business activities carried on by the companies making up the Repsol YPF Group, the Group is subject to various different tax and income tax jurisdictions.

a)	In Spain

Most of the entities resident in Spain pay income tax under the special consolidation regime. Under this regime, the companies in the Consolidated Tax Group jointly determine the Group’s taxable profit and tax charge, which is allocated among the companies in the Tax Group in accordance with the criteria established by the Spanish Accounting and Audit Institute (ICAC) for the recognition and determination of the individual tax charge.

Repsol YPF, S.A. is the Parent of Consolidated Tax Group 6/80, which includes all the companies resident in Spain that are directly or indirectly at least 75% owned by the Parent and that meet certain requirements. This Group consisted of 69 companies in 2006, of which the main companies in terms of volume of business were as follows: Repsol YPF, S.A., Repsol Petróleo, S.A., Repsol YPF Trading y Transporte, S.A., Repsol Química, S.A., Repsol Butano, S.A., Repsol Exploración, S.A. and Repsol Comercial de Productos Petrolíferos, S.A.

Petróleos del Norte, S.A. is the Parent of Consolidated Tax Group 02/01/B, which includes another company that pays income tax under the Vizcaya Corporation Tax regulations.

Also, the consolidated financial statements include, through proportionate consolidation, all the corporation tax items of the Gas Natural Group. This Group is also taxed for corporation tax purposes under the special consolidated tax regime in Consolidated Tax Group 59/93, of which Gas Natural SDG, S.A. is the Parent. The main companies of this Tax Group, in terms of volume of business, were as follows: Gas Natural SDG, S.A., Gas Natural Castilla Léon, S.A., Cegas, S.A. and Gas Natural Aprovisionamientos, S.A.

Lastly, the other companies resident in Spain and not included in either of the aforementioned Tax Groups file individual corporation tax returns.

The Spanish companies, whether they pay tax on an individual or consolidated basis, apply the standard rate of 35%, with the exception of Repsol Investigaciones Petrolíferas, S.A., which is taxed individually at a rate of 40% under the Special Oil and Gas Regime, and Petróleos del Norte, S.A., which pays tax at 32.6% under the Vizcaya Corporation Tax regulations.

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

Also, it should be noted that the Group companies resident in Spain and Argentina that carry on a portion of their business activities in other countries are subject to the income tax in force in those countries on the portion of their profit or loss obtained there. This is the case of the branches of the Spanish companies that carry on oil and gas exploration and production activities in other companies (such as Libya, Algeria and Dubai).

The (nominal) income tax rates applicable in the main jurisdictions where the Group operates are as follows:

-	Libya: 65%

-	Algeria: 38% plus the tax on exceptional profits (TPE)

-	Dubai: 85%

-	Trinidad & Tobago: 55%

-	Ecuador: 36.25%

-	Peru: 30% and 37%

-	Bolivia: 25%

-	Venezuela: 50% and 34%

-	The Netherlands: 29.6%

-	Portugal: 27.5%

Income tax expense for accounting purposes

The detail of the income tax expense for accounting purposes in 2006, 2005 and 2004, calculated on the basis of the criteria indicated in Note 3 (Accounting Policies), is as follows:

	Millions of Euros
	2006
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	3,168	1,395	866	5,429
Adjustment to accounting profit:
Non-temporary differences	(973)	42	(5)	(936)
Temporary differences	140	797	(186)	751

Taxable profit	2,335	2,234	675	5,244
Tax charge	820	782	376	1,978
Tax credits	(350)	—	—	(350)
Current tax payable	470	782	376	1,628
Ajustments to current tax and foreign taxes	986	(24)	46	1,008
Total current income tax expense	1,456	758	422	2,636
Deferred tax for the year	(37)	(278)	44	(271)
Other adjustments to the income tax expense	(8)	3	(140)	(145)
Total deferred tax expense	(45)	(275)	(96)	(416)

Total income tax expense	1,411	483	326	2,220

	Millions of Euros
	2005
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	2,810	2,150	479	5,439
Adjustment to accounting profit:
Non-temporary differences	(1,457)	15	234	(1,208)
Temporary differences	792	586	(9)	1,369
Taxable profit	2,145	2,751	704	5,600
Tax charge	740	963	329	2,032
Tax credits	(102)	0	(14)	(116)
Current tax payable	638	963	315	1,916
Adjustments to current tax and foreign taxes	679	(4)	5	680
Total current income tax expense	1,317	959	320	2,596
Deferred tax for the year	(275)	(205)	6	(474)
Other adjustments to the income tax expense	92	—	118	210
Total deferred tax expense	(183)	(205)	124	(264)

Total income tax expense	1,134	754	444	2,332

	Millions of Euros
	2004
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	1,503	1,790	769	4,062
Adjustment to accounting profit
Non-temporary differences	(606)	518	(30)	(118)
Temporary differences	538	743	(209)	1,072

Taxable profit	1,435	3,051	530	5,016
Tax charge	496	876	225	1,597
Tax credits	(79)	—	(11)	(90)
Current tax payable	417	876	214	1,507
Adjustments to current tax andforeign taxes	330	—	—	330
Total current income tax expense	747	876	214	1,837
Deferred tax for the year	(189)	(260)	32	(417)
Other adjustments to the income tax expense	74	92	41	207
Total deferred tax expense	(115)	(168)	73	(210)

Total income tax expense	632	708	287	1,627

The detail of the deferred tax assets and liabilities recognised in the balance sheet is as follows:

	Millions of Euros
	2006	2005	Change
Deferred tax assets:
Provisions for doubtful debts	32	158	(126)
Provisions for staff costs	62	63	(1)
Provision for contingencies	150	196	(46)
Other provisions	203	34	169
Tax assets	121	219	(98)
Other deferred tax assets	345	527	(182)

	913	1,197	(284)

Deferred tax liabilities:
Tax incentives	(5)	(5)	—
Deferred gains	(134)	(87)	(47)
Difference in amortisation/depreciation	(515)	(277)	(238)
Functional currency	(769)	(997)	228
Goodwill acquired in business combinations allocated to assets	(1,112)	(1,330)	218
Other deferred tax liabilities	(172)	(684)	512

	(2,707)	(3,380)	673

As a result of the tax reforms approved in Spain in 2006, which include a direct reduction of the standard income tax rate to 32.5% in 2007 and 30% in 2008 and subsequent years, the Spanish companies adjusted their deferred tax assets and liabilities in accordance with the foreseeable recovery rate. The effects of this restatement gave rise in 2006 to: (i) an increase of EUR 19 million in “Income Tax”; (ii) a direct reduction of EUR 5 million in “Equity Attributable to Shareholders of the Parent”; (iii) a reduction in assets of EUR 39 million, which was included under “Deferred Tax Assets”; and (iv) a reduction in liabilities of EUR 15 million, which was included under “Deferred Tax Liabilities” in the consolidated balance sheet at 31 December 2006.

The Group did not recognise deferred tax assets of EUR 401 million and EUR 297 million in 2006 and 2005, respectively, as they did not meet the requirements to be recognised as such under IFRS.

Other tax-related disclosures

In both prior years and 2006 there were certain court and administrative tax-related proceedings contrary to the interests of the Group.

Repsol YPF considers that it has acted lawfully in these matters at all times and that its actions are based on reasonable interpretations of the applicable legislation and, therefore, it has filed the appropriate appeals to defend its interests and those of its shareholders.

However, in view of the uncertainty concerning the materialisation of the existing tax contingencies, at year-end the Group had recognised provisions under “Other Provisions” (see Note 19) that were considered adequate to cover those tax contingencies.

(25)	JOINT VENTURES

The Group has interests in the joint ventures detailed in Appendix I, the most noteworthy of which are as follows:

Company	% of Ownership
Repsol Gas Natural LNG	65.42%
Quiriquire Gas, S.A.	60.00%
El Andalus	57.87%
Refinería del Norte, S.A. (Refinor)	49.52%
Profertil	49.52%
Empresas Lipigas, S.A.	45.00%
Pluspetrol Energy,S.A.	44.57%
Petroquiriquire, S.A.	40.00%
Compañía Mega	37.64%
Gas Natural Group	30.85%
Alberto Pasqualini REFAP, S.A.	30.00%
BP Amoco Trinidad & Tobago, LLG	30.00%
Repsol Occidental Corporation	25.00%
Atlantic LNG 2/3 Company of Trinidad & Tobago	25.00%

The detail of the amounts included under the main headings in the consolidated financial statements as a result of the proportionate consolidation of the joint ventures at 31 December 2006, 2005 and 2004, is as follows:

	Millions of Euros
	2006	2005	2004
Current assets	1,800	1,664	1,750
Non-current assets	5,234	4,853	4,143
Current liabilities	2,056	1,661	1,471
Non-current liabilities	2,534	2,679	1,778
Income	6,870	5,091	3,997
Expenses	(6,204)	(4,363)	(3,200)

Also, at 31 December 2006 and 2005, the Group had interests in the jointly controlled assets and operations indicated in Appendix II, as a result of which it obtains income and incurs expenses on the basis of its percentage of ownership.

(26)	INCOME AND EXPENSES FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS

The detail of income and expenses from continuing operations before finance costs in 2006, 2005 and 2004 is as follows:

	Millions of Euros
	2006	2005	2004
Revenue
Sales	51,355	48,024	38,273
Changes in inventories of finished goods and work in progress inventories	236	323	283
Income from reversal of impairment losses(1)	64	104	184
Gains on disposal of non-current assets(2)	287	205	70
Services rendered and other	3,138	2,389	1,482

	55,080	51,045	40,292

Expenses
Procurements	(35,190)	(33,174)	(24,976)
Changes in inventories	73	662	56
Staff costs	(1,674)	(1,542)	(1,330)
Taxes other than income tax	(2,470)	(1,813)	(1,323)
Outside services	(4,508)	(4,149)	(3,328)
Transport and freight costs	(1,187)	(1,124)	(1,200)
Depreciation and amortisation charge	(3,094)	(2,450)	(2,368)
Impairment losses recognised(1)	(447)	(223)	(145)
Losses on disposal of non-current assets	(33)	(22)	(25)
Other expenses	(639)	(1,049)	(967)

	(49,169)	(44,884)	(35,606)

(1)	See Note 13.

(2)	Relating in 2006 mainly to the disposal of office buildings for EUR 130 million and the sale of ownership interests in ENAGAS for EUR 69 million.

Relating 2005 and 2004, included the gains on the sale of the shares of Enagás, S.A. (10.58% at 30 September 2005 and 12.54% in 2004), which amounted to EUR 88 million and EUR 48 million in 2005 and 2004, respectively (these amounts relate to the Repsol YPF Group’s percentage of ownership of Gas Natural SDG, S.A., which is proportionately consolidated in the Group’s consolidated financial statements). As a result of these disposals, on 1 October 2005, Gas Natural ceased to account for the investment in Enagás using the equity method and reclassified it as financial assets classified as held for sale.

Also, in 2005 it included EUR 35 million relating to the sale of PBB Polisur, which in 2004 had been classified under the heading “Assets Classified as Held for Sale.”

(27)	FINANCE INCOME AND COSTS

The detail of the finance income and costs recognised in 2006, 2005 and 2004 is as follows:

	Millions of Euros
	2006	2005	2004
Interest income	138	115	98
Borrowing costs	(497)	(509)	(478)
Expenses relating to preference shares	(189)	(179)	(178)
Financing interest(Note 7)	35	19	17
Update of provisions	(127)	(133)	(159)
Net exchange differences	175	(6)	94
Dividend income	4	5	2
Other income/(expenses)	(21)	(34)	(20)

	(482)	(722)	(624)

(28)	SEGMENT REPORTING

28.1)	Business segments

The operations of Repsol YPF are divided into four major businesses:

-	Exploration and production, which include both the exploration and development of crude oil and natural gas reserves and the L.N.G. business;

-	Refining and marketing, including the refining, oil product marketing and L.P.G. activities;

-	Chemicals; and

-	Gas and electricity, which include natural gas retailing and electricity generation.

The detail of the main aggregates in Repsol YPF’s income statement on the basis of this classification is as follows:

	Millions of Euros
	Exploration and Production	Refining and Marketing (1)	Chemicals	Gas and Electricity	Corporate and Adjustments	Total
2006
Net external sales	4,034	39,968	3,961	2,821	571	51,355
Inter-segment sales	5,030	2,166	501	73	(7,770)	—
Other income	1,390	1,512	208	414	201	3,725

Total revenue	10,454	43,646	4,670	3,308	(6,998)	55,080

Expenses incurred in continuing operations	(7,168)	(41,791)	(4,317)	(2,839)	6,946	(49,169)

Profit from continuing operations before finance cost	3,286	1,855	353	469	(52)	5,911

Total finance costs						(482)
Profit before tax and share of results of investees						5,429
Income tax						(2,220)
Profit of companies accounted for using equity method	53	84	2	—	—	139

Profit for the year						3,348

2005
Net external sales	3,566	38,131	3,560	2,218	549	48,024
Inter-segment sales	4,365	1,860	365	134	(6,724)	—
Other income	1,272	1,307	261	413	(232)	3,021

Total revenue	9,203	41,298	4,186	2,765	(6,407)	51,045

Expenses incurred in continuing operations	(5,957)	(38,615)	(3,878)	(2,376)	5,942	(44,884)

Profit from continuing operations	3,246	2,683	308	389	(465)	6,161

Total finance costs						(722)
Profit before tax and share of results of investees						5,439
Income tax						(2,332)
Profit of companies accounted for using equity method	61	43	3	10	—	117

Profit for the year						3,224

2004
Net external sales	2,877	30,456	2,888	1,722	330	38,273
Inter-segment sales	4,352	1,484	292	86	(6,214)	—
Other income	1,073	875	(155)	183	43	2,019

Total revenue	8,302	32,815	3,025	1,991	(5,841)	40,292

Expenses incurred in continuing operations	(5,240)	(31,230)	(2,763)	(1,681)	5,308	(35,606)

Profit from continuing operations before finance cost	3,062	1,585	262	310	(533)	4,686

Total finance costs	—	—	—	—	—	(624)
Profit before tax and share of results of investees	—	—	—	—	—	4,062
Income tax	—	—	—	—	—	(1,627)
Profit of companies accounted for using equity method	43	21	49	18	—	131

Profit for the year	—	—	—	—	—	2,566

(1)	Including the recognition of oil and gas excise taxes as revenue and expenses (see Note 3.20).

The detail of other significant aggregates relating to each activity at 31 December 2006, 2005 and 2004 is as follows:

	Millions of Euros
	Exploration and Production	Refining and Marketing	Chemicals	Gas and Electricity	Corporate and Adjustments	Total
2006
Total assets	17,038	14,864	2,678	4,344	6,277	45,201
Investments accounted for using the equity method	307	50	31	11	122	521
Operating liabilities(1)	5,126	6,375	714	1,277	1,628	15,120
Depreciation and amortisation charge	(1,998)	(645)	(194)	(189)	(68)	(3,094)
Net impairment losses recognised	(223)	(160)	—	—	—	(383)
Other non-monetary income/(expenses)(2)	(97)	(213)	1	(15)	249	(75)
Investments	4,062	966	222	328	159	5,737

2005
Total assets	16,583	14,982	2,597	4,424	7,196	45,782
Investments accounted for using the equity method	220	61	33	10	75	399
Operating liabilities(1)	5,557	6,986	601	1,274	2,152	16,570
Depreciation and amortisation charge	(1,448)	(595)	(193)	(159)	(55)	(2,450)
Net impairment losses recognised	(84)	(35)	—	—	—	(119)
Other non-monetary income/(expenses)(2)	(475)	(92)	13	(8)	(150)	(712)
Investments	1,948	995	170	457	143	3,713

2004
Total assets	13,519	11,953	2,552	3,531	8,138	39,693
Investments accounted for using the equity method	128	100	73	92	56	449
Operating liabilities(1)	3,541	5,167	361	972	2,561	12,602
Depreciation and amortisation charge	(1,455)	(555)	(160)	(132)	(66)	(2,368)
Net impairment losses recognised	120	(65)	(16)	—	—	39
Other non-monetary income/(expenses)(2)	95	(132)	7	5	(264)	(289)
Investments	1,185	1,311	292	777	182	3,747

(1)	Including “Deferred Tax Liabilities,” “Current Provisions for Contingencies and Expenses,” “Non-Current Provisions for Contingencies and Expenses,” “Other Non-Current Liabilities,” “Trade and Other Payables” and “Income Tax Payable” on the liability side of the consolidated balance sheet.

(2)	Including the income/(expenses) that do not entail cash outflows other than changes in depreciation/amortisation or net impairment losses.

28.2)	Geographical segments

The geographical segments into which Repsol YPF divides its operations are as follows:

-	Spain

-	Argentina, Brazil and Bolivia (ABB)

-	Rest of the world

The detail of the main aggregates by geographical area is as follows:

	Millions of Euros
	Spain	ABB	Rest of World	Total
2006
External sales by market	25,329	7,339	18,687	51,355
Total assets	16,134	17,512	11,555	45,201
Investments	1,119	1,453	3,165	5,737

2005
External sales by market	21,278	7,567	19,179	48,024
Total assets	18,701	17,436	9,645	45,782
Investments	1,155	1,295	1,263	3,713

(29)	DISPOSAL OF SUBSIDIARIES

There were no material disposals of subsidiaries in the years ended 31 December 2006 and 2005.

(30)	BUSINESS COMBINATIONS

The most significant business combinations in 2006 were as follows:

-	In March 2006 the Group acquired through Gas Natural 30.8% of the share capital of Petroleum Oil & Gas España, S.A., a company engaging in oil and gas exploration. The acquisition cost amounted to EUR 13 million.

-	In March 2006 the 49% ownership interest not already owned by the Repsol YPF Group in Termobarrancas, a Venezuelan electricity producer, was acquired for EUR 5 million.

-	In June 2006 the Group acquired 10% of West Siberian Resources Ltd., a Russian company engaging in gas supply and logistics, for EUR 73 million. This company is accounted for using the equity method.

The most significant business combinations in 2005 were as follows:

-	On 31 March 2005 Repsol YPF acquired all the shares of Shell Gas (L.P.G.), S.A., which engages in the marketing of L.P.G. in Portugal, for EUR 148 million, which since March 2005 was fully consolidated in the Group’s consolidated financial statements. This acquisition gave rise to the recognition of goodwill amounting to EUR 118 million. In April 2005 the company’s name was changed to Repsol Butano Portugal R.B., S.A.

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

The detail of the assets, liabilities and contingent liabilities acquired, classified on the basis of the main balance sheet headings at the date of acquisition, and of the goodwill arising in this business combination is as follows:

	Millions of Euros
	Carrying Amount(1)	Fair Value
Property, plant and equipment	6	19
Deferred tax assets	1	1
Other non-current assets	2	2
Current trade receivables	16	16
Cash and cash equivalents	22	22

TOTAL ASSETS	47	60

Long-term provisions	2	2
Other non-current liabilities	6	6
Deferred tax liabilities	—	4
Contingent liabilities	—	—
Current trade payables	18	18

TOTAL LIABILITIES	26	30

Total net assets	21	30
Goodwill		118

Total investment		148
Cash and cash equivalents at the acquired company		22

Cash used in the acquisition		126

(1)	Carrying amount in the financial statements of the acquired company.

-	In April 2005 the Group acquired, through Gas Natural, a 30.8% ownership interest in the share capital of Desarrollo de Energías Renovables, S.A. (DERSA), the holding company of a Group engaging in the development and operation of wind farms.

The acquisition cost was EUR 84 million and the acquisition gave rise to the recognition of goodwill totalling EUR 29 million.

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

The detail of the assets, liabilities and contingent liabilities acquired, classified on the basis of the main balance sheet headings at the date of acquisition, and of the goodwill arising in this business combination is as follows:

	Millions of Euros
	Carrying Amount(1)	Fair Value
Intangible assets	—	55
Property, plant and equipment	52	52
Deferred tax assets	3	3
Other non-current assets	2	2
Cash and cash equivalents	6	6
Other current financial assets	5	5

TOTAL ASSETS	68	123

Deferred tax liabilities	—	19
Non-current financial liabilities	39	39
Other non-current liabilities	2	2
Contingent liabilities	—	—
Current trade payables	6	6
Current financial liabilities	2	2

TOTAL LIABILITIES	49	68

Total net assets	19	55
Goodwill		29

Total investment		84
Cash and cash equivalents at the acquired company		6

Cash used in the acquisition		78

(1)	Carrying amount in the financial statements of the acquired company.

-	On 17 February 2005, the Group acquired an investment of 51% in Termobarrancas, a Venezuelan company engaging in the generation of electricity, for EUR 5 million. This company was fully consolidated and the acquisition gave rise to goodwill amounting to EUR 2 million.

-	In July 2005 Petrobras exercised its call option on 12.41% of the shares of Ceg Río, S.A. This sale reduced the Gas Natural Group’s investment in this company to 59.59%. The definitive recognition of the business combination derived from the acquisition of additional shares of Companhia Distribuidora de Gás do Rio de Janeiro, S.A. and Ceg Rio, S.A. gave rise to an increase of EUR 21 million in intangible assets.

Also, in 2005 the prices paid in the following business combinations that occurred in 2004 were definitively allocated (at 2004 year-end they had only been provisionally allocated):

-	On 1 October 2004, the Repsol YPF Group acquired a group of marketing companies in Portugal, the detail being as follows:

-	All the shares of Repsol Combustiveis for EUR 345 million. The shares were paid for in cash and the goodwill recognised at 2004 year-end as a result of the transaction amounted to EUR 193 million. The company was fully consolidated from the date of acquisition.

-	All the shares of Repsol Betumes, Comercialiçao e Distribuçao de Productos for EUR 15 million. The goodwill recognised at 2004 year-end as a result of the transaction amounted to EUR 0.8 million. The company was fully consolidated from the date of acquisition.

-	All the shares of Repsol Abastecimientos e Servicios a Aviaçao, S.A. for EUR 17 million. The goodwill recognised at 2004 year-end as a result of the transaction amounted to EUR 9 million. The company was fully consolidated from the date of acquisition.

-	All the shares of Repsol Company of Portugal, Ltd for EUR 2.4 million. The company was fully consolidated from the date of acquisition.

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

	Millions of Euros
	Carrying Am.(1)	Fair Value
Intangible assets(2)	24	98
Property, plant and equipment	86	77
Deferred tax assets	1	3
Other non-current assets	15	15
Current trade receivables	245	261
Other current financial assets	12	12

TOTAL ASSETS	383	466

Deferred tax liabilities	2	22
Long-term provisions	8	8
Contingent liabilities	—	—
Current trade payables	131	131
Current financial liabilities	80	80

TOTAL LIABILITIES	221	241

Total net assets	162	225
Goodwill		180

Total investment		405
Cash and cash equivalents at acquired company		—

Cash used in the acquisition		405

(1)	Carrying amount in the financial statements of the acquired company.

(2)	In 2005 intangible assets amounting to EUR 74 million were identified that existed at the date of acquisition and that qualified for recognition separately from the goodwill.

On 28 December 2005, Repsol Combustiveis absorbed Repsol Abastecimientos e Serviços a Aviaçao, S.A., Repsol Betumes, Comercialiçao e Distribuçao de Productos, Repsol Portugal Petróleo e Derivados Ltda. y Probetume – Betumes Modificados e Emulsoes, S.A., and the post-merger company changed its name to Repsol Portuguesa, S.A.

-	On 31 July 2004 and 30 November 2004 all the shares of Repsol Lusitania, S.L. and Repsol Polimeros Ltda., respectively, were acquired. The initial investment amounted to EUR 199 million, and the two companies were fully consolidated from the date of acquisition. In September 2005 an additional payment of EUR 3 million was made and, accordingly, the final price of the business combination was EUR 202 million.

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

The detail of the assets, liabilities and contingent liabilities acquired, classified on the basis of the main balance sheet headings at the date of acquisition, and of the income arising from the difference between the price paid and the fair value of the assets and liabilities acquired is as follows:

	Millions of Euros
	Carrying Am.(1)	Fair Value
Intangible assets	1	—
Property, plant and equipment	171	167
Other non-current assets	2	2
Current trade receivables	83	78
Cash and cash equivalents	23	23

TOTAL ASSETS	280	270

Deferred tax liabilities	1	1
Long-term provisions	1	1
Other non-current liabilities	1	1
Contingent liabilities	—	—
Short-term provisions	37	37

TOTAL LIABILITIES	40	40

Total net assets		230
Other income		(28)

Total investment		202
Cash and cash equivalents at acquired company		23

Cash used in the acquisition		179

(1)	Carrying amounts in the financial statements of the acquired company.

-	On 31 December 2004, Repsol YPF acquired all the shares of Falk SPA for EUR 30 million, and this amount was classified at 2004 year-end as an “Investments in Companies Accounted for Using the Equity Method.” This company was fully consolidated in the Group’s consolidated financial statements from 1 January 2005.

When the purchase price was allocated to the assets, liabilities and contingent liabilities identified in the business combination, EUR 19 million were recognised as goodwill. Also, an adjustment of EUR 6 million was made to the purchase price which was also recognised as goodwill (see Note 9). The goodwill recognised in relation to this company at 31 December 2005, amounted to EUR 28 million.

In 2005 this company merged with Repsol Italia, Spa and changed its corporate name.

(31)	MEDIUM- AND LONG-TERM INCENTIVE PLANS

Since 2000 the Appointments and Remuneration Committee (formerly the Recruiting and Compensation Committee) of the Board of Directors of Repsol YPF, S.A. has implemented loyalty-building programmes initially aimed at senior executives (see Note 33) but extendible to other persons occupying positions of responsibility in the Group. Under these programmes, a medium-/long-term incentive was included in the remuneration system. The aim of these programmes is to strengthen the identification of executives and managers with shareholders’ interests, while at the same time facilitating the retention by the Group of key personnel in an increasingly competitive labour market.

At year-end, the 2003-2006, 2004-2007, 2005-2008 and 2006-2009 incentive plans were in force although it should be pointed out that the first plan (for 2003-2006) ended according to the terms and conditions thereof, at 31 December 2006 and its beneficiaries will receive the related variable remuneration in the first quarter of 2007.

The four plans of this type in force (2003-2006, 2004-2007, 2005-2008 and 2006-2009 incentive plans), are independent of each other but their main characteristics are the same. All four are specific pluriannual remuneration plans covering the years stated. Each plan is tied to the Group attaining a series of strategic objectives. Fulfilment of the respective objectives entitles the beneficiaries of each plan to receive an amount of variable remuneration at medium term in the first quarter of the year following the last year of the plan. However, in each case, receipt of this incentive payment is tied to the beneficiary remaining in the Group’s employ until 31 December of the last year of the plan, except in the special cases envisaged in the terms and conditions of the related plan.

In the first two cases (2003-2006 and 2004-2007 incentive plans), the pluriannual incentive payment, if received, will consist of an amount tied to the fixed remuneration for the year the incentive is granted, to which a variable coefficient will be applied on the basis of the extent to which the objectives set are achieved.

In the other two cases (2005-2008 and 2006-2009 incentive plans), the payment, if received, will consist of an amount determined at the time the incentive is granted, to which a first variable coefficient will be applied on the basis of the extent to which the objectives set are achieved, which will be multiplied by a second variable coefficient tied to the beneficiary’s performance over the period covered by the plan.

None of the four plans involves the delivery of shares or options to any of the beneficiaries and the incentive payments are not tied to the value of Repsol YPF shares. Provisions of EUR 4 million, EUR 13 million and EUR 8 million were charged to income in 2006, 2005 and 2004, respectively, to meet the obligations arising from these plans (these amounts include those relating to Board members and executive personnel described in Note 33). At 31 December 2006 and 2005, the Group had recognised provisions of EUR 28 million, EUR 24 million and EUR 13 million, respectively, to meet the obligations of the aforementioned plans.

(32)	INFORMATION ON RELATED PARTY TRANSACTIONS

32.1)	Significant shareholders

Per the most recent information available to Repsol YPF, the Company’s significant shareholders are as follows:

-	Sacyr Vallehermoso, S.A. directly owns 20.01% of the share capital (244,294,779 shares).

-	La Caixa d’Estalvis i Pensions de Barcelona (“La Caixa”) holds 9.10% of the share capital of Repsol YPF, S.A. (111,106,507 shares) through Caixa Holdings.

-	Repinves, which owns 5.02% (61,315,415 shares). Repinves’ shareholders are “La Caixa” (3.39% of the dividend rights and 100% of the voting rights) and Caixa d’Estalvis de Catalunya (1.63% of the dividend rights).

-	Petróleos de México has an ownership interest of 4.83% (58,955,269 shares) through its subsidiaries Repcon Lux, S.A. and Pemex International España, S.A.

Repsol YPF performs transactions with related parties on an arm’s-length basis. Such transactions include the following transactions with significant shareholders in 2006:

a) Sacyr Vallehermoso:

-	Sales of products to Sacyr Group companies amounted to EUR 2 million.

-	Operating lease transactions amounted to EUR 1 million.

-	Other transactions amounted to EUR 0.1 million.

b) La Caixa d’Estalvis i Pensions de Barcelona

-	Interest rate hedging transactions amounting to EUR 1,340 million.

-	Foreign currency purchase and sale transactions amounting to EUR 840 million.

-	The average bank balances and financial investments in 2006 amounted to EUR 223 million and generated finance income of EUR 8 million.

-	Repsol YPF was granted loans and credit facilities amounting to EUR 44 million and EUR 484 million, respectively, on which it incurred finance costs of EUR 4 million.

-	In 2006 the guarantee facility gave rise to a cost of EUR 1 million for Repsol YPF. The facility limit is EUR 160 million.

-	The costs of bank commissions and fees amounted to EUR 8 million, which includes fixed-income securities transaction placement costs.

-	The cost of renting transactions amounted to EUR 1 million in 2006.

-	At 31 December 2006, La Caixa had issued 244,749 Visa Repsol credit cards, 726 of which are used as corporate cards by Repsol YPF Group employees.

-	The dividends paid in the year amounted to EUR 130 million, including those received through Repinves.

-	Contributions to pension plans and life insurance schemes amounted to EUR 54 million.

-	Other services provided by the La Caixa Group amounted to EUR 2 million.

c) Petróleos Mexicanos

-	The Group recognised purchases of products from Pemex Group companies amounting to EUR 1,683 million.

-	Sales of products to Pemex Group companies amounted to EUR 316 million.

-	The income recognised from the provision of services amounted to EUR 83 million.

-	Hedging transactions amounting to EUR 2 million.

-	EUR 2 million of interest paid on short-term investments.

-	The dividends paid in the year amounted to EUR 30 million.

-	Other operating income totalled EUR 1 million.

d) Repinves

-	The dividends paid in the year amounted to EUR 12 million, excluding those relating to La Caixa.

In addition, the detail of the transactions with Banco Bilbao Vizcaya Argentaria (BBVA) until 30 June 2006, included because it was a significant shareholder of Repsol YPF, S.A in the first six months of the year, is as follows:

-	Interest rate hedging transactions amounting to EUR 1,539 million.

-	Foreign currency hedging transactions amounting to EUR 64 million.

-	Foreign currency purchase and sale transactions amounting to EUR 4,259 million.

-	The average bank balances and financial investments in 2006 amounted to EUR 627 million and generated finance income of EUR 6 million.

-	Repsol YPF was granted loans and credit facilities amounting to EUR 163 million and EUR 639 million, respectively, on which it incurred in finance costs of EUR 4 million.

-	In 2006 the guarantee facility gave rise to a cost of EUR 0.4 million for Repsol YPF. The facility limit is EUR 480 million.

-	The costs of bank commissions and fees amounted to EUR 5 million, which includes fixed-income securities transaction placement costs.

-	The dividends paid in the year amounted to EUR 20 million.

-	Contributions to pension plans and life insurance schemes amounted to EUR 4 million.

-	Collection management services amounted to EUR 3 million.

-	At 31 December 2005, BBVA had issued 425,685 Visa Repsol credit cards, 4,509 of which are used as corporate cards by Repsol YPF Group employees.

-	Other services provided by BBVA amounted to EUR 4 million.

32.2)	Transactions with Repsol YPF Group companies

The transactions performed by Repsol YPF, S.A. with its Group companies, and by the Group companies among themselves, form part of the Company’s ordinary business activities in terms of their purpose and terms and conditions. Sales to related parties are performed in accordance with the policies described in Note 3.20 on accounting policies.

All material balances, transactions and profits between fully consolidated companies were eliminated on consolidation. All accounts receivable and payable, income, expenses and profits derived from transactions with the proportionately consolidated companies were eliminated in proportion to the share capital of such companies not owned by the Group. Transactions with companies accounted for using the equity method were not eliminated on consolidation. In this regard, the amount of the balances and transactions not eliminated on consolidation is not material.

In addition, Repsol YPF Group companies have provided guarantees for transactions of their Group companies although the related risks were not included in the balance sheet through consolidation. The amounts and details of these guarantees are disclosed in Note 36.

32.3)	Transactions with Repsol YPF Group directors and executives

The transactions performed by Repsol YPF, S.A. in 2006 with the Group’s directors and executives are detailed in Note 33 (Information on the Members of the Board of Directors and Executives).

(33)	INFORMATION ON THE MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVES

33.1)	Remuneration of directors

a)	Due to membership of the Board

In accordance with Article 45 of the bylaws, the Company may pay remuneration equal to 1.5% of its net profit to its Board members each year, but this amount can only be paid once the appropriations to the legal reserve and other obligatory appropriations have been made and a dividend of at least 4% has been declared.

Under the system established and approved by the Appointments and Remuneration Committee, the amounts of the annual remuneration earned in 2006 and 2005 by virtue of membership of each of the Group’s managing bodies are as follows:

	Euros
Managing Body	2006	2005
Board of Directors	159,289	154,650
Standing Committee	159,289	154,650
Audit and Control Committee	49,778	38,662
Strategy, Investment and Competence Committee	39,822	38,662
Appointments and Remuneration Committee	39,822	38,662

The remuneration earned in 2006 by the members of the Board of Directors in their capacity as Board members in connection with the above-mentioned bylaw-stipulated directors’ emoluments amounted to EUR 4 million, the detail being as follows:

	Remuneration for Membership of Managing Bodies (in Euros)
	Board	Standing Committee	Audit Committee	Appointments Committee	Strategy Committee	TOTAL
Antonio Brufau	159,289	159,289	—	—	—	318,578
Luis Suárez de Lezo	159,289	159,289	—	—	—	318,578
Juan Molins(2)	79,645	79,645	—	—	19,911	179,200
Antonio Hernández-Gil	159,289	159,289	—	39,822	—	358,400
Enrique de Aldama(2)	79,645	79,645	—	—	19,911	179,200
Gonzalo Anes(3)	132,741	—	—	33,185	—	165,926
Ricardo Fornesa	159,289	159,289	—	—	—	318,578
Marcelino Oreja(3)	132,741	—	36,504	—	—	169,245
Ignacio Bayón	159,289	—	49,778	—	—	209,067
Carmelo de las Morenas	159,289	—	49,778	—	—	209,067
Jorge Mercader(5)	159,289	79,645	—	19,911	19,911	278,756
Henri Philippe Reichstul	159,289	159,289	—	—	—	318,578
Paulina Beato	159,289	—	49,778	—	—	209,067
Javier Echenique(1)	79,645	79,645	—	—	19,911	179,200
Artur Carulla(1)	79,645	—	—	19,911	—	99,556
Luis del Rivero(4)	26,548	—	—	—	—	26,548
Juan Abelló(4)	26,548	—	—	—	—	26,548
Pemex Intern. España	159,289	159,289	—	—	39,822	358,400

(1)	Appointed at the Annual General Meeting held on 16 June 2006.

(2)	Left the position at 16 June 2006.

(3)	Resigned from the Board of Directors on 25 October 2006.

(4)	Appointed at the Annual General Meeting held on 29 November 2006.

(5)	Left the Appointments and Remuneration Committee and joined Standing and Strategy, Investment and Competence Committees on 16 June 2006.

Additionally, the following should be noted:

-	The members of the Parent’s Board of Directors have not been granted any loans or advances by any Group company, jointly controlled entity or associate.

-	No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the Parent’s Board of Directors, except in the case of the Executive Chairman, whose remuneration is governed by the obligations provided for in his contract for services, which envisages a defined contribution system, and the Corporate Secretary, to whom the obligations are the same as those to executives.

b)	Due to the holding of executive posts and the discharge of executive duties

The monetary remuneration and compensation in kind earned in 2006 by the Board members who had an employment relationship with or discharged executive duties at the Group in 2006 totalled EUR 2.989 million, of which EUR 2.127 million was earned by Antonio Brufau and EUR 0.862 million by Luis Suárez de Lezo. This remuneration does not include the amounts detailed in section e) below.

c)	Due to membership of the Boards of Directors of subsidiaries

The remuneration earned in 2006 by the members of the Parent’s Board of Directors in their capacity as directors of other Group companies, jointly controlled entities and associates amounted to EUR 0.37 million, the detail being as follows:

	Euros
	YPF	Gas Natural	CLH	TOTAL
Antonio Brufau	96,269	241,500	—	337,769
Luis Suarez de Lezo	—	—	32,303	32,303

d)	Due to third-party liability insurance premiums

The Board members are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

e)	Due to life insurance and retirement policies, contributions to pension plans and long-service bonuses

The cost of the retirement, disability and death insurance policies and the contributions to pension plans and long-service bonuses including, if applicable, the related payments on account, incurred by the Company on behalf of the members of the Board of Directors with executive functions at the Group amounted to EUR 2.488 million in 2006.

33.2)	Indemnity payments to members of the Board of Directors

No director received any indemnity payment from Repsol YPF in 2006.

33.3)	Transactions with directors

Following is a disclosure of the transactions performed with directors, as required by Law 26/2003, of 17 July, which amended Securities Market Law 24/1988, of 28 July, and the Consolidated Companies Law, in order to reinforce the transparency of listed corporations.

Except for the remuneration earned, the dividends received from the shares held by them and, in the case of non-executive nominee directors, the transactions described in Note 32.1 (“Information on Related Party Transactions – Significant Shareholders”), the directors of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

Except as detailed in Appendix III, none of the directors have ownership interests or hold positions in companies engaging in an activity that is identical, similar or complementary to the activity constituting the company object of Repsol YPF, and none of them have performed, as independent professionals or as employees, activities that are identical, similar or complementary to the activity that constitutes the corporate purpose of Repsol YPF.

33.4)	Remuneration of executives

a)	Scope

The information included in this Note relates to the nine persons who are or were executives of the Group in 2006, excluding, unless stated otherwise, those who are also members of the Parent’s Board of Directors, since the information relating to them is disclosed in Note 33.1).

b)	Wages and salaries

Executives receive fixed and variable remuneration. The latter consists of an annual bonus calculated as a given percentage of the fixed remuneration earned on the basis of the degree to which certain targets are met and, where appropriate, the payment relating to the pluriannual incentive plan.

The total remuneration earned in 2006 by executives who form or formed part of the Management Committee, during the period in which they belonged to the Committee, amounted to EUR 7 million, the detail being as follows:

Description	Millions of Euros
Salary	4.612
Attendance fees	0.377
Variable remuneration	2.141
Compensation in kind	0.399

c)	Incentive plans

As discussed in Note 31 (Medium- and Long-Term Incentive Plans), there are several loyalty-building programmes for Group management consisting of a medium- and long-term incentive payment as part of the remuneration system. The purpose of these plans is to strengthen the executives’ bonds with the interests of shareholders, while encouraging the continuity in the Group of the most outstanding personnel in the context of an increasingly competitive labour market.

In 2006 provisions of EUR 0.6 million were recognised in connection with the four incentive plans in force (2003-2006, 2004-2007, 2005-2008 and 2006-2009) for executives, including those who are members of the Board of Directors with executive functions.

d)	Executive welfare plan and long-service bonus

The contributions made by the Group in 2006 in both respects for executives, including the members of the Board of Directors with executive functions, amounted to EUR 1 million.

e)	Pension fund and insurance premiums

The contributions made by the Group in 2006 to the hybrid defined contribution plans for executives adapted to the Pension Plans and Funds Law (see Note 3.16) plus the life and accident insurance premiums paid totalled EUR 0.3 million (this amount is included in the disclosures reported in section b) above).

Executives are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

f)	Advances and loans

At 31 December 2006, the Company had granted loans to its executives amounting to EUR 0.3 million, which earned average interest of 2.80% in 2006. All these loans were granted before 2003.

33.5)	Indemnity payments to executives

In 2006 the indemnity payments received in all connections by executives leaving the Company amounted to EUR 4 million.

33.6)	Transactions with executives

Except for the information disclosed in sections four and five of this Note and the dividends from the Company shares held by them, the executives of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

(34)	HEADCOUNT

At 31 December 2006, the Group had 36,931 employees and the average headcount in 2006 was 36,994 employees. The total headcount at 2006 and 2005 year-end, by professional category, was as follows:

	Number of Employees
	2006	2005
Managers	308	302
Senior line personnel	2,171	1,872
Other line personnel	14,625	13,557
Clerical staff	2,509	2,568
Manual workers, messengers, etc.	17,318	17,610

	36,931	35,909

(35)	OPERATING LEASES

35.1)	The Group as lessee

The expenses recognised as period operating lease costs at 31 December 2006 and 2005, amounted to EUR 343 million and EUR 277 million, respectively.

At 31 December 2006, the Group had the following long-term payment commitments under non-cancellable operating leases in which the Group is the lessee:

	Millions of Euros
	2007	2008	2009	2010	2011	Subsequent Years	Total
Sea transport - Time charter (1)	106	78	69	57	43	275	628
Leases (2)	142	147	127	121	121	708	1,366

	248	225	196	178	164	983	1,994

(1)	The Repsol YPF Group has chartered, under time charter arrangements, 22 tankers (8 through the subsidiary Gas Natural, SDG) to transport crude oil, oil products and liquid natural gas. The charter contracts expire between 2007 and 2024.

Repsol YPF also contracted three tankers under time charters with projected delivery in the second half of 2008 and expiry in five years.

(2)	Relating mainly to service station leases amounting to EUR 550 million.

35.2)	The Group as lessor

At 31 December 2006, the Group was entitled to receive the long-term commitments detailed below with respect to the lease agreements in which the Group is the lessor:

	Millions of Euros
	2007	2008	2009	2010	2011	Subsequent Years	Total
Leases (1)	67	38	38	39	40	353	575

	67	38	38	39	40	353	575

(1)	Relating mainly to leases of natural gas storage facilities and fibre optic assets amounting to EUR 314 million and EUR 200 million, respectively.

(36)	CONTINGENT LIABILITIES AND OBLIGATIONS

Guarantees

At 31 December 2006, the Repsol YPF Group companies had provided the following guarantees to third parties or Group companies whose assets, liabilities and net profit or loss are not included in the consolidated financial statements (proportionately consolidated companies in the proportion not owned by the Group and companies accounted for using the equity method):

-	YPF provided guarantees for the financing activities of Pluspetrol Energy, S.A. amounting to approximately EUR 24 million.

-	Repsol YPF provided guarantees for the financing activities of Central Dock Sud, S.A. amounting to EUR 20 million.

-	Repsol YPF provided guarantees amounting to EUR 18 million for the financing activities of EniRepSa Gas Limited, in which it has a 30% ownership interest.

-	Repsol YPF, S.A. provided guarantees for its holding in Oleoducto de Crudos Pesados de Ecuador, S.A. (OCP) which cover the construction, abandonment of construction and environmental risks relating to this oil pipeline for up to approximately EUR 11 million, together with the related operating risks for an amount of approximately EUR 11 million. Repsol YPF has pledged all its shares of OCP.

Contractual commitments

At 31 December 2006, the main long-term purchase, sale or investment commitments of the Repsol YPF Group were as follows:

	Millions of Euros
Buy	2,007	2,008	2,009	2,010	2,011	Subsequent Years	Total
Purchase commitments	2,127	2,032	1,860	2,169	2,435	27,535	38,158
Crude oil and other	416	482	428	360	248	650	2,584
Natural gas	1,711	1,550	1,432	1,809	2,187	26,885	35,574	(1)
Investment commitments	301	143	83	42	—	—	569
Transport/transmission commitments	367	246	480	464	443	7,606	9,606	(2)
Services	587	407	231	162	147	1,190	2,724

	3,382	2,828	2,654	2,837	3,025	36,331	51,057

Sell	2,007	2,008	2,009	2,010	2,011	Subsequent Years	Total
Sale commitments	3,586	3,206	2,863	2,413	2,266	13,289	27,623
Crude oil and other	1,511	1,227	1,021	726	595	2,685	7,765
Natural gas	2,075	1,979	1,842	1,687	1,671	10,604	19,858	(3)
Transport/transmission commitments	23	17	14	14	14	72	154
Services	51	42	40	20	20	145	318

	3,660	3,265	2,917	2,447	2,300	13,506	28,095

Note: The commitments detailed in the foregoing table are commercial agreements in which fixed total amounts are not stipulated. These commitments were quantified using Repsol YPF’s best estimates.

(1)	Including mainly the portion corresponding to the Repsol YPF Group of the Gas Natural Group’s long-term natural gas purchase commitments amounting to EUR 19,357 million and the Repsol YPF Group’s commitments to purchase gas from Trinidad and Tobago, amounting to EUR 3,124 million, and Peru, amounting to EUR 12,881 million. A guarantee of USD 600 million was paid in connection with the Peru transaction.

(2)	Including long-term transport commitments acquired by the Repsol YPF Group mainly in the USA, amounting to EUR 4,960 million, and Canada, amounting to EUR 2,199 million.

(3)	Including mainly the natural gas sales commitments in Argentina (EUR 7,903 million), Spain (EUR 4,137 million) and Bolivia (EUR 3,383 million) and the Repsol YPF Group’s portion of the Gas Natural Group’s long-term natural gas sales commitments, amounting to EUR 1,817 million.

Other commitments and contingencies

Company management considers that there are currently no lawsuits, disputes or criminal, civil or administrative proceedings involving the Company, the companies in its Group or anyone holding administrative or management posts (the latter, to the extent that they could involve the Company or its Group) which, given their amount, could have a material impact on the consolidated financial statements and/or the financial position or profitability of the Group.

However, the most significant litigation affecting the Repsol YPF Group is as follows:

United States of America

With regard to the sale by Maxus of the Diamond Shamrock Chemical Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus (a subsidiary of YPF) agreed to indemnify Chemicals and Occidental for certain liabilities related to Chemicals’ business or activities. Tierra Solutions, Inc. (“Tierra,” a subsidiary of YPF) has taken on practically all of Maxus’s former obligations to Occidental in relation to Chemicals.

The main litigation is as follows:

-	Newark, New Jersey. In 1990 a settlement was approved by the New Jersey District Court (USA) requiring the implementation of a remediation plan at the former agrochemical plant of Chemicals in Newark, New Jersey. The remediation plan was completed and paid for by Tierra. This project is in the operational and maintenance phase.

-	Passaic River, New Jersey. Certain studies have indicated that sediment in the Newark Bay, including the Passaic River adjacent to the Newark plant are polluted with hazardous chemical substances from various sources. Maxus negotiated an agreement with the US Environmental Protection Agency (“EPA”) on behalf of Occidental whereby Tierra is conducting tests and studies near the location of the plant. Although certain tasks have yet to be performed, the studies were substantially completed in 2005. As a result of the completion of these studies and of any potential additional work or studies that may be required in the future, additional costs may be incurred that YPF Holding is unable to estimate.

-	Hudson County, New Jersey. Chemicals operated a chromium ore processing plant in Kearny, New Jersey, until 1972. According to the Department of Environmental Protection and Energy of New Jersey (“DEP”), waste from the processing of this mineral was used as fill material in various sites. As a result of the negotiations with the DEP, various studies of the level of chromium in the soil are currently in progress and remediation work is being carried out which has yet to be completed. The DEP is still reviewing proposed actions. The final cost of remediation is still uncertain and may rise depending on the completion of the studies, the DEP’s response to Tierra’s reports and new findings.

-	Legal action. In 1998 a subsidiary of Occidental filed suit at a court in the State of Ohio requesting a ruling on the parties’ rights in connection with the obligations regarding certain costs relating to the Chemicals plant in Ashtabula, Ohio, as well as other costs. The parties have initiated conversations with a view to reaching an agreement. Also, in 2002 Occidental filed suit against Maxus and Tierra at a district court in Dallas, Texas, requesting a ruling obliging Maxus and Tierra to participate in the defence and indemnity that may correspond to Occidental. In December 2006, the court set the obligation corresponding to Maxus at approximately 45 million pesos (EUR 11.2 million).

At 31 December 2006, the Repsol YPF Group, through YPF Holdings Inc., had recorded provisions for approximately EUR 70 million to cover all the significant environmental-related contingencies described in the foregoing paragraphs. However, changes in the current circumstances, including the disclosure of damage to the environment could increase the liabilities in the future.

-	Class action suits. Review of reserves. As a result of the 25% reduction in proven reserves reported by Repsol on 26 January 2006, two class action suits were filed claiming indemnities for any possible damages that might have been caused. Steps have been taken that may result in the withdrawal of the law-suit through an out-of-court settlement or compromise.

Argentina

-	Liabilities and contingencies assumed by the Argentine State. By virtue of the YPF Privatisation Law, the Argentine State took on certain obligations of YPF’s predecessor at 31 December 1990. In certain decisions relating to acts or events prior to 31 December 1990, YPF has been required to advance the payment of the amounts stipulated in certain court decisions. YPF is entitled to claim reimbursement of the amounts paid in accordance with the aforementioned indemnity payments. At 31 December 2006, the Argentine government had been or was being notified of all the claims received by YPF in connection with its predecessor.

-	Liquid petroleum gas market. The National Antitrust Commission (Comisión Nacional de Defensa de la Competencia or “CNDC”) has initiated several investigations to check, inter alia, whether the penalised abuse of dominant position between 1993 and 1997, which had already been settled, had been repeated between October 1997 and March 1999. On 19 December 2003, the CNDC accused YPF of abuse of dominant position during the aforementioned period. On 20 January 2004, YPF submitted its defence and in March 2006 the CNDC notified YPF of the commencement of the evidentiary phase of the proceeding.

-	Natural gas market. Through Resolution 265/2004 of the Ministry of Energy, the Argentine Government established a programme of cutbacks on natural gas exports and the related transport. The Argentine government requires producers/exporters of natural gas to inject additional volumes of natural gas into the domestic market. As a result of the programme and other resolutions, YPF has been obliged on numerous occasions to partially or totally suspend its deliveries to export customers to whom it has long-term commitments for the delivery of volumes of natural gas.

The Company challenged the programme, the Permanent Additional Injections and the Requirements for Additional Injections, alleging that they are arbitrary and unlawful, and informed its customers that the measures of the Argentine government constitute an event of force majeure which releases the Company from any contractual or extracontractual liability deriving from the failure to deliver the volumes of gas stipulated under the relevant agreements. This argument was rejected by a significant number of customers who claim the payment of damages and/or penalties for breach of supply undertakings and/or reserve their rights to file future claims in this connection. Other customers notified YPF of a request for arbitration.

The costs of the contractual penalties for non-delivery of natural gas at 31 December 2006 in the local and export markets were provisioned to the extent that they are probable and can be estimated reasonably. The costs of contractual penalties in connection with future supply cuts will be estimated if and when they arise.

-	Environmental claims in La Plata. There are certain claims for damages and losses related to the alleged environmental pollution caused by the operations of the Company’s refinery in La Plata, which also request the environmental remediation of the canal to the west of the refinery. In 2006, the Company presented to the Department of Environmental Policy of Buenos Aires province its plan to conduct a study of the nature of the risks associated with the aforementioned pollution. As indicated above, YPF is entitled to be held harmless by the Argentine State with respect to liabilities and contingencies existing prior to 1 January 1991.

-	International arbitration for contractual disputes. Noteworthy in this respect are the international arbitration initiated by EDF Internacional S.A. against YPF: EDF Internacional S.A. initiated an international arbitration proceeding pursuant to the Rules of the Arbitration of the International Chamber of Commerce in connection with the sale and purchase agreement for EASA and EDENOR shares of 31 March 2001, arguing that in its opinion, the agreement provides for the price paid by EDF Internacional to be adjusted due to the elimination of parity between the Argentine peso and the US dollar prior to 31 December 2001; the arbitration initiated by ENDESA CHILE against YPF pursuant to the Rules of the International Chamber of Commerce, arguing that YPF is responsible for the non-supply of gas for the second turbine of its Taltal plant; and the arbitration initiated by Innergy Soluciones Energéticas S.A. against YPF pursuant to the International Dispute Resolution Procedures of the American Arbitration Association. Innergy considers that YPF is responsible for deficiencies in the supply under the natural gas purchase and sale contract entered into by the parties.

-

Availability of foreign currency from exports. National Executive Power Decree 1.589/1989 provides that producers with unrestricted availability of crude oil, natural gas and/or liquid gas pursuant to Law 17.319 and supplementary decrees, and the producers who agree to such availability in the future may retain the percentage of foreign currency from unrestricted exports of crude oil, crude oil products, natural gas and/or liquid gas established in the related tenders and/or renegotiations or agreements. In all cases, the maximum percentage of freely available foreign currency may not exceed 70% of each transaction.

In 2002 various advisory bodies of the Argentine State issued interpretations stating that the provisions of the foregoing decree with respect to the unrestricted use of foreign currency had been implicitly repealed by Decree 1.606/2001.

Decree 2.703/2002, which entered into force on 31 December 2002, stipulates that the producers of crude oil, natural gas and liquid gas must deposit at least 30% of the foreign currency proceeds of exporting unrestricted crude oil or crude oil products, whilst the use of the remaining percentage is unrestricted. This Decree offers no solution for the foreign currency proceeds of exports made in 2002 after the entry into force of Decree 1.606/2001.

In the event of a possible request for a foreign currency settlement from the Argentine Central Bank in connection with oil and gas exports carried out under Decree 1.606/2001 until the entry into force of Decree 2.703/2002, YPF could challenge this decision and also apply for injunctive relief.

-	The Patagonian Association of Landowners (“ASSUPA”). In August 2003, ASSUPA filed suit against the concession holders of the operation and permit holders of the exploration of the Neuquén River Basin, including YPF, S.A., asking to have them ordered to remedy the collective environmental damage supposedly caused and to take the necessary measures to avoid environmental damage in the future. YPF is contesting the suit and intends to summons the Argentine State due to its obligation to hold YPF harmless with respect to events and claims prior to 1 January 1991.

-	Environmental claims in Dock Sud. The company has been informed that residents in the vicinity of Dock Sud filed a complaint requesting the remediation and indemnity for the collective environmental damage to the Matanza and Riachuelo Rivers in the area of Dock Sud. It should be pointed out that YPF is entitled to be held harmless by the Argentine State with respect to liabilities and contingencies caused prior to 1 January 1991.

-	The Company submitted to the Ministry of Energy a report on the recognition of natural gas reserves with respect to certain contracts for the exportation of natural gas from the north west basin of Argentina, in compliance with the conditions of the related export permits. In the event that the Ministry of Energy considers that the reserves are insufficient it may order the total or partial suspension or expiry of one or more export permits.

Ecuador

The General State Controller’s Office conducted a special examination of Petroecuador for adjustments in the differential of the quality and transport of oil in the Trans-Ecuadorian Oil Pipeline System (Sistema de Oleoducto Trans-Ecuatoriano or SOTE) over several years. As a result, a claim was filed against Repsol YPF for 2.5 million barrels. The Company appealed at the District Judicial Review Court which dismissed Repsol’s claim. This judgment has been appealed in cassation at the Supreme Court. Repsol holds a 35% ownership interest in the consortium (SOTE) in Ecuador.

On 30 January 2001, Repsol YPF Ecuador S.A. executed an agreement with Oleoducto de Crudos Pesados (OCP) Ecuador S.A., owner of a heavy crude oil pipeline in Ecuador, whereby it undertook to transport 100,000 barrels/day of crude oil (36.5 million barrels/year) for 15 years from the entry into service of the pipeline in September 2003 at a variable tariff calculated pursuant to the agreement.

Trinidad & Tobago

Atlantic LNG 2/3 Company of Trinidad and Tobago Unlimited notified Repsol YPF, S.A. of the initiation of an arbitration procedure aimed at terminating the agreements for the purchase of LNG for Trains 2 and 3. Secondarily, they request the purchase be renegotiated.

The Repsol YPF Group has other contingent liabilities relating to environmental obligations linked to its habitual activity (see Note 38).

The Company’s directors consider that the provisions recorded adequately cover the risks arising from the contingencies described above.

(37)	DERIVATIVES TRANSACTIONS

In 2006 the Repsol YPF Group arranged derivatives transactions to hedge the following situations:

1.	Fair value hedges of assets and liabilities

2.	Cash flow hedges

3.	Hedges of net investments in foreign operations

In addition, the Repsol YPF Group performed other transactions with derivative instruments in 2006 that do not qualify as accounting hedges.

Fair value hedges of assets and liabilities

These are hedges of the exposure to changes in the fair value of an asset or a liability recognised for accounting purposes, an unrecognised firm commitment or an identified portion of the aforementioned asset, liability or firm commitment that can be attributed to a particular risk and might affect the profit for the period. The most significant transactions are detailed below:

Swaps on crude oil prices

Through its holding in YPF, S.A., Repsol YPF has arranged a swap contract on crude oil prices in order to hedge fluctuations in the current value of deliveries under a forward sale agreement. By virtue of this swap, the Company will receive floating market prices and pay fixed prices. At 31 December 2006 and 2005, the contract hedged approximately 3 million barrels of crude oil.

This swap is defined as a fair value hedge related to the price of a barrel of crude oil. At 31 December 2006 and 2005, the fair value of these hedging instruments was EUR 114 million and EUR 203 million, respectively (recognised as an asset) and they mature in the period from 2007 to 2008.

Interest rate options

In May 2001 REPSOL YPF arranged a zero-cost interest rate swap option on a notional amount of EUR 1,000 million, tied to the preference shares issued on that date (see Note 17).

The characteristics of these options are as follows:

-	Repsol YPF sold a right by virtue of which, if the counterparty exercised the right, it would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on 30 June 2001, the first maturity being on 1 October 2001, and the last on 30 June 2011.

-	Repsol YPF purchased a right by virtue of which, if it exercised the right, Repsol YPF would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By virtue of these interest rate swap options, the final cost for Repsol YPF of this preference share issue in the first ten years was established at a floating interest rate of 3-month EURIBOR.

Also, in April 2002, effective 30 June 2002, Repsol YPF arranged a zero-cost interest rate swap option on a notional amount of EUR 1,000 million tied to the EUR 2,000 million preference share issue issued in December 2001 (see Note 17).

The characteristics of these options are as follows:

-	Repsol YPF sold a right by virtue of which, if the counterparty exercised the right, Repsol YPF would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on 30 June 2002, the first maturity being on 30 September 2002, and the last on 31 December 2011.

-	Repsol YPF purchased a right by virtue of which, if it exercised the right, Repsol YPF would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By virtue of these interest rate swap options, of the EUR 2,000 million cost of the preference share issue in December 2001, EUR 1,000 million are subject to a floating interest rate of 3-month EURIBOR for the period between 30 September 2002 and 31 December 2011.

At 31 December 2006 and 2005, the fair values of these interest rate swap options recognised on the asset side of the accompanying consolidated balance sheet were EUR 26 million and EUR 100 million, respectively.

Cross-currency IRS

At 31 December 2006, Repsol YPF, through its investment in Gas Natural, had arranged cross-currency IRS transactions to hedge the fair value of its financing transactions. The detail of these transactions at 31 December 2006 and 2005 is as follows:

2006	Maturity						Currencies	Fair Value (Millions of Euros)
Notional	2007	2008	2009	2010	2011	Subsequent Years
99 million Brazilian reais	33	48	18	—	—	—	USD/BRL	(21)

2005	Maturity						Currencies	Fair Value (Millions of Euros)
Notional	2006	2007	2008	2009	2010	Subsequent Years
104 million Brazilian reais	19	25	43	17	—	—	USD/BRL	(17)
48 million US dollars	48	—	—	—	—	—	EUR/ USD	1

Cash flow hedges

These are hedges of the exposure to variability in cash flows that: i) is attributed to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction; and ii) could affect profit or loss. The detail of the most significant transactions is as follows:

Raw material price hedging transactions

At 31 December 2006, Repsol YPF, through its investment in Gas Natural, had arranged the following natural gas price hedging transactions: (i) USD-denominated swaps for a nominal amount of USD 12 million, with a negative fair value of EUR 5 million; and (ii) EUR-denominated swaps amounting to EUR 20 million, with a negative fair value of EUR 1 million.

At 31 December 2005 Repsol YPF, through its investment in Gas Natural, had arranged the following natural gas price hedging transactions: (i) USD-denominated swaps for a nominal amount of USD 72 million with a negative fair value of EUR 5 million; and (ii) EUR-denominated swaps amounting to EUR 2 million.

In addition, at 31 December 2005, Repsol YPF, through its investment in Gas Natural, had arranged electricity price hedging transactions amounting to EUR 11 million with staggered maturities throughout 2006 and a negative fair value of EUR 0.4 million. In 2006 there were no transactions of this nature.

Interest rate transactions

i.	Interest rate swaps

At 31 December 2006 and 2005, the Repsol YPF Group held the following interest rate swaps as hedges:

2006	Maturity						Fair Value (Millions of Euros)
Notional	2007	2008	2009	2010	2011	Subsequent Years
960 million euros	39	—	62	—	185	674	(233)
925 million Mexican pesos	617	308	—	—	—	—	(1)
35 million Argentine pesos	—	35	—	—	—	—	—
58 million US dollars	3	4	4	16	4	27	(3)

2005	Maturity						Fair Value (Millions of Euros)
Notional	2006	2007	2008	2009	2010	Subsequent Years
860 million euros	1	41	—	—	—	817	(317)
617 million Mexican pesos	308	—	308	—	—	—	(1)
61 million US dollars	3	3	4	4	16	31	(4)

ii.	Interest rate options

At 31 December 2006 and 2005, Repsol YPF, through its investment in Gas Natural, had arranged interest rate options. The detail of these hedging transactions is as follows:

2006	Notional (Millions of Euros)	Maturity						Fair Value (Millions of Euros)
Instrument		2007	2008	2009	2010	2011	Subsequent Years
Collar	14	2	2	5	2	1	4	—
Barrier collar	1	—	—	—	—	—	1	—

2005	Notional (Millions of Euros)	Maturity						Fair Value (Millions of Euros)
Instrument		2006	2007	2008	2009	2010	Subsequent Years
Collar	15	2	1	2	5	2	5	—
Barrier collar	1	—	—	—	—	—	1	—

Foreign exchange rate transactions

•	Forward contracts

At 31 December 2006 and 2005, Repsol YPF, through its investment in Bahía de Bizkaia Electricidad, S.L. and Gas Natural, had arranged forward cash flow hedging transactions to hedge its exposure to foreign exchange risk. The detail of these contracts is as follows:

2006	Maturity						Currencies	Fair Value (Millions of Euros)
Notional	2007	2008	2009	2010	2011	Subsequent Years
321 million US dollars	321	—	—	—	—	—	EUR/USD	(5)
23 million US dollars	2	3	2	3	2	11	EUR/USD	—

2005	Maturity						Currencies	Fair Value (Millions of Euros)
Notional	2006	2007	2008	2009	2010	Subsequent Years
370 million US dollars	370	—	—	—	—	—	EUR/USD	3
25 million US dollars	2	3	3	3	3	11	EUR/USD	—

•	Cross-currency IRS

At 31 December 2006 and 2005, Repsol YPF, through its investment in Gas Natural, had arranged cross-currency IRS transactions. The detail of these hedging transactions is as follows:

	Maturity						Currencies	Fair Value (Millions of Euros)
Notional	2007	2008	2009	2010	2011	Subsequent Years
18 million US dollars	—	—	18	—	—	—	ARP/USD	—

Hedges of net investment in foreign operation

These are hedges of the foreign currency exposure relating to the Group’s interest in the net assets of the foreign operation.

Repsol YPF arranges forward foreign currency purchase and sale contracts as part of its overall strategy to manage its exposure to foreign exchange risk on investments.

The detail of the most significant transactions with financial derivatives in force at 31 December 2006 and 2005 is as follows:

a)	Forward contracts

The nominal value, maturity and fair value of these financial instruments recognised on the liability side of the balance sheet at 31 December 2006 and 2005, were as follows:

2006
Buy	Sell	Maturity	(Millions of Euros)
1,034 million euros	1,376 million US dollars	2007	(8)

2005
Buy	Sell	Maturity	(Millions of Euros)
2,228 million euros	2,686 million US dollars	2006	(32)

b)	Cross-currency IRS

The nominal value, maturity and fair value of these financial instruments recognised on the asset side of the balance sheet at 31 December 2006 and 2005, were as follows:

2006
Notional	Maturity	Foreign Currency Debt	Fair Value (Millions of Euros)
1,175 million euros	2010	US dollars	444
1,000 million euros	2014	US dollars	96

2005
Notional	Maturity	Foreign Currency Debt	Fair Value (Millions of Euros)
750 million euros	2006	US dollars	199
1,175 million euros	2010	US dollars	393
1,000 million euros	2014	US dollars	33

Other derivatives transactions

Repsol YPF has also arranged certain derivatives to manage its exposure to interest rate risk, foreign exchange risk and price risk that do not qualify for hedge accounting. The detail of the most significant transactions is as follows:

•	Natural gas price transactions

At 31 December 2005, Empresa Petrolera Andina, S.A. and Petróleo Brasileiro, S.A. (Petrobras) had executed a contract to establish a protection mechanism against fluctuations in the price of the gas relating to a long-term gas sale contract. This contract was terminated in 2006 and gains of EUR 298 million arising from the settlement thereof were recognised.

•	Other forward contracts

Repsol YPF has entered into other forward contracts as part of its overall strategy to manage its exposure to foreign exchange risk. The nominal value, maturity and fair value of these financial instruments recognised on the asset side of the balance sheet at 31 December 2006 and 2005 were as follows:

2006
Buy	Sell	Maturity	Fair Value (Millions of Euros)
1,765 million euros	2,326 million US dollars	2007	3
222 million US dollars	167 million euros	2007	1
1 million pounds sterling	2 million US dollars	2007	—

2005
Buy	Sell	Maturity	Fair Value (Millions of Euros)
741 million euros	880 million US dollars	2006	—
1,257 million US dollars	1,055 million euros	2006	6
1 million pounds sterling	2 million euros	2006	—

•	Futures contracts on commodities

The risk associated with future physical crude oil and other oil product purchase or sale transactions is hedged through the arrangement of derivative instruments, basically futures and swaps.

At 31 December 2006 and 2005, the open positions were as follows:

At 31 December 2006	Thousands of Barrels, except (*)	Maturity
		2007	2008	2009	2010	2011	Subsequent Years	Fair Value Millions of Euros
Purchase contracts
Short term:
WTI	653	653	—	—	—	—	—	(1)
IPE GO(*)	17	17	—	—	—	—	—	—
RBOB	375	375	—	—	—	—	—	—

Sale contracts
Short term:
WTI	2,927	2,927	—	—	—	—	—	2
Brent	234	234	—	—	—	—	—	—
NYMEX HHO	189	189	—	—	—	—	—	1
IPE GO (*)	73	73	—	—	—	—	—	1
RBOB	253	253	—	—	—	—	—	—

Swaps
Short term:
WTI	2,735	2,735	—	—	—	—	—	2
Brent	6,756	6,756	—	—	—	—	—	2
HHO (*)	41	41	—	—	—	—	—	1
GO (*)	36	36	—	—	—	—	—	—
Jet (*)	10	10	—	—	—	—	—	1
Fuel oil (*)	4	4	—	—	—	—	—	—
Nafta (*)	144	144	—	—	—	—	—	(4)

At 31 December 2005	Thousands of Barrels, except (*)	Maturity
		2006	2007	2008	2009	2010	Subsequent Years	Fair Value Millions of Euros
Purchase contracts
Short term:
WTI	460	460	—	—	—	—	—	—
Brent	1,772	1,772	—	—	—	—	—	(63)
NYMEX HHO	18	18	—	—	—	—	—	(1)
IPE GO	35	35	—	—	—	—	—	—

Sale contracts
Short term:
WTI	183	183	—	—	—	—	—	—
Brent	1,321	1,321	—	—	—	—	—	65
NYMEX HHO	235	235	—	—	—	—	—	1
IPE GO	7	7	—	—	—	—	—	—

Swaps
Short term:
WTI	6,410	6,410	—	—	—	—	—	3
Brent	16,060	13,060	3,000	—	—	—	—	4
HHO (*)	64	64	—	—	—	—	—	—
Dubai	2,790	2,790	—	—	—	—	—	(3)
GO (*)	72	72	—	—	—	—	—	(1)
Propane (*)	58	58	—	—	—	—	—	1
Jet (*)	30	30	—	—	—	—	—	1
50 ppm (*)	2	2	—	—	—	—	—	—

(*)	In thousands of tonnes.

Also, at 31 December 2006 and 2005, Repsol YPF, through Repsol YPF Trading y Transporte, had arranged options on 23 thousand tonnes and 112 thousand tonnes of diesel with a fair value of EUR 0 million.

•	Transactions tied to fluctuations in the price of Repsol YPF shares

The Repsol YPF Group had an incentive plan tied to the fluctuation of Repsol YPF shares which was cancelled in 2006. In order to cater for the possible payments that might have to be made under this plan, the Company acquired call options on Repsol YPF, S.A. shares which could be settled on the same dates and under the same conditions as those established in the aforementioned incentive plan. These options were settled in 2006 and gave rise to finance income of EUR 14 million.

The Company held equity linked swaps tied to the price of Repsol YPF shares that can only be settled cashless for cash, on a total of 3,000,000 shares. These transactions were settled in 2006, giving rise to a gain of EUR 6 million.

(38)	ENVIRONMENTAL INFORMATION

The Repsol YPF Environmental Management System includes a methodology for identifying relevant matters to enable the Company to prepare the annual environmental budget and five-year strategic plan that form part of the Group’s general strategic planning. They include the measures required to respond to new legislative requirements, Repsol YPF’s strategic focus, plans for corrective measures arising from environmental audits performed, etc., together with the investments and expenses required to implement all these measures, which will be addressed in the Company’s general budget.

The criteria used to measure environmental costs are established in the “Repsol YPF Environmental Costs Guide,” which adapts the American Petroleum Institute guidelines to the Group’s operations and technical approach. It is important to note in this regard that the traditional “bottom-line” solutions for reducing environmental impact are gradually giving way to preventive measures built into processes right from the time the facilities are designed. This sometimes requires the identification of environmental assets through a system of coefficients applied to investment projects and the related property, plant and equipment, per the guidelines expressed in the aforementioned Guide.

38.1)	Environmental assets

At 31 December 2006, the breakdown of the cost of the environmental assets identified and the related accumulated depreciation is as follows:

	Millions of Euros
	Cost	Accumulated Depreciation	Net
Atmospheric emissions	335	165	170
Water	535	315	220
Product quality	1,267	474	793
Soil	95	20	75
Energy saving and efficiency	170	106	64
Waste	13	7	6
Other(*)	521	263	258

	2,936	1,350	1,586

(*)	“Other” includes, in proportion to Repsol YPF, S.A.’s percentage of ownership, the environmental assets of the Gas Natural Group and the related accumulated depreciation, amounting to EUR 104 million and EUR 25 million, respectively.

The cost includes EUR 263 million relating to property, plant and equipment in the course of construction.

As in prior years, the main environmental investments made in refineries in 2006 included most notably those needed to achieve the environmental quality of oil products required by new Spanish and Argentine legislation, amounting to EUR 68 million in 2006. Outstanding among the projects executed in this area was the continuation of the project to improve the quality of petrol and diesel in the Bilbao (Spain) refinery with an environmental investment of EUR 18 million in 2006. Also noteworthy was the project to improve the quality of the fuel at the La Plata (Argentina) refinery, with an environmental investment of EUR 18 million in 2006.

Also in the refinery area, mention should be made of the cost-cutting and energy efficiency measures implemented in Spain, for a total of EUR 1.5 million. Noteworthy in the field of water management within the refinery area is the continuation of the construction of a spent caustic treatment plant in the Tarragona (Spain) refinery, with an investment of EUR 3.5 million in 2006.

The most significant work performed in the Chemicals business line was the development of a new OHP (humid oxidation with peroxide) plant to treat sewage water in the Tarragona (Spain) complex, with an investment of EUR 6 million in 2006.

38.2)	Environmental provisions

Repsol YPF recognises the provisions required to cover the measures aimed at preventing and repairing environmental impact. These provisions are estimated on the basis of technical and economic criteria and are classified under “Other Provisions.”

The changes in the environmental provisions in 2006 were as follows:

Millions of Euros
Balance at 31 December 2005	244
Period provisions charged to income	169
Provisions released with a credit to income	(13)
Write-down due to payment	(58)
Reversals and other	(85)

Balance at 31 December 2006	257

Additionally, Repsol YPF’s Environmental Cost Guide classifies as environmental provisions 75% of the amounts recognised under “Provision for Field Dismantling Costs,” the balance of which amounted to EUR 641 million at 31 December 2006 (see Note 19).

The balance of the environmental provisions at 31 December 2006, included most notably approximately EUR 70 million to cover the environmental risks relating to the operations carried out in the past by the former chemicals subsidiary of Maxus Energy Corporation, Diamond Shamrock Chemicals Company, prior to its sale in 1986 to Occidental Petroleum Corporation (see Note 36). It also includes EUR 64 million of provisions principally for YPF, S.A.’s soil and ground water remediation and cleaning projects.

At 31 December 2006 provisions for CO2 emissions amounted to EUR 80 million (see Note 19).

The corporate insurance policies cover third-party liability for pollution caused by accidental and sudden events, in keeping with standard practice in the industry.

38.3)	Environmental expenses

In 2006 environmental expenses amounted to EUR 181 million and were classified as “Materials Used and Other Expenses.”

This amount includes EUR 80 million for the allowances required to cover the CO2 emissions made in 2006 (see Note 19) and measures taken in connection with atmospheric protection, waste management, soil and ground water remediation and water management, amounting to EUR 27 million, EUR 26 million, EUR 19 million and EUR 17 million, respectively.

38.4)	Future projects

Some of the most important issues that might affect Repsol YPF’s operations and investments in the future are climate change, legislation on the environmental quality of fuel, Law 26093 in Argentina, Resolution SE 785/2005 in Argentina, Directive 96/61/EC on Integrated Pollution Prevention and Control (IPPC), Royal Decree 9/2005 on potentially soil polluting activities, the draft Law on environmental liability and the Thematic Strategy on air quality being debated in the European Union and new EU directives on liquid waste spills.

In the area of climate change, noteworthy in 2006 was the publication of National Assignment Plans (NAPs) for 2008-2012 which have yet to be approved by the European Commission. In the case of the Spanish NAP, the Repsol YPF centres affected by the plan requested their individual allocations for this period prior to the end of 2006. The definitive 2008-2012 allocation for the Repsol YPF centres included in the European emissions allowance trading scheme pursuant to Directive 87/2003 are awaiting approval of the Spanish and Portuguese NAPs by the European Commission.

As regards legislation on the environmental quality of fuels in Spain, Royal Decree 61/2006, which repealed Royal Decree 1700/2003, updates the specification of sulphur in fuel and regulates the use of biofuels by transposing Directives 2003/17/EC and 2003/30/EC into Spanish law.

An important development in 2006 was the approval in Argentina of Law 26093 which envisages the inclusion of biofuels in petrol and diesel. Compliance with this legislation will be mandatory from the fourth year after its entry into force and the law will give rise to investments aimed at obtaining biofuels, their inclusion in oil derivatives and their logistical distribution.

Also in Argentina, Resolution SE 785/2005 on the control of aerial oil and gas storage tanks began to be implemented at the end of 2006. This resolution establishes the obligation of carrying out various audits to check essentially the sealing of the tanks, the possible pollution arising therefrom and obligations relating to repairs and remediation of the locations that have been polluted.

With regard to the IPPC Directive, Spain and Portugal have made progress in obtaining Integrated Environmental Permits for all the affected centres, having presented all the information requested by the authorities and, in some cases, obtaining the aforementioned permits (La Coruña refinery, refinery and deballasting plant in the Tarragona industrial complex—except for the area of beach tanks—Petroquímica Polidux, Petroquímica Sines). The other centres are waiting for permits to be definitively granted. It should also be pointed out that the EU is also discussing extending the Directive to small-scale combustion facilities.

In Spain, the preliminary reports pursuant to Royal Decree 9/2005 on potentially soil polluting activities were sent to the authorities on 7 February 2007.

The draft law on environmental liability is at an advanced stage in Spain and it is expected to be approved in May 2007 as indicated in Directive 2004/35. The European Directive obliges the owners of the aforementioned facilities to provide financial guarantees in order to be able to carry on their activities. The competent authority must indicate in each case the amount of the financial guarantee on the basis of the seriousness of the potential damage caused by the activity.

The EU is currently discussing the Thematic Strategy on air quality which will mainly affect NOx emissions and introduces controls on particles of less than PM 2.5, thus revising the 2001/81/EC directive on emission ceilings and proposing a directive on air quality. At the same time Spain is also developing a draft law on environmental quality.

With respect to water quality, the Directive 2006/118/EC on ground water was recently approved and a directive on the quality of surface water has also been proposed. The effect of both directives is linked to the quality of liquid waste spills, limiting certain substances in the future and implementing certain measures to ensure the disappearance thereof.

The Repsol YPF Group, as an oil company which receives continual oil and gas supplies by sea, contributes to the International Oil Pollution Compensation Funds (IOPC Funds). Repsol YPF recognises these contributions on the date they are billed by the IOPC Funds.

(39)	FEES PAID TO THE AUDITORS

The fees earned by the auditors and their organisation for the audit services provided to Repsol YPF, S.A. and the Group companies in 2006 amounted to EUR 6.9 million. Also, the fees earned by the auditors and their organization for audit-related services and other services amounted to EUR 0.9 million and EUR 0.6 million, respectively.

The sum of these two amounts does not represent more than 10% of the total volume of business of the auditors and their organisation.

(40)	SUBSEQUENT EVENTS

-	On 9 February 2007 Repsol International Finance, B.V., closed five- and ten-year bond issues guaranteed by Repsol YPF, S.A., amounting to EUR 750 million and EUR 500 million, respectively.

The volume of the bond maturing in five years has been EUR 750 million, at a floating rate and with a coupon of EURIBOR plus 25 basis points and an issue price of 99.9088%.

The volume of the bond maturing in ten years has been EUR 500 million with a coupon of 4.75% and an issue price of 99.602%.

These bonds were issued under the Euro 10,000,000,000 Guaranteed Euro Medium Term Note Programme of Repsol International Finance, B.V. and were registered at the Commission de Surveillance du Secteur Financier of Luxembourg on 2 February 2007.

-	In February 2007 the consortium made up of Repsol YPF (28%), BHP Billiton (44%) and Hess Corporation (28%) acquired the Genghis Khan oil field from Anadarko Petroleum Corporation. The field is situated on US territory in the Gulf of Mexico, one of the most profitable deep water areas in the world for the oil industry. The total cost of the transaction was USD 1,350 million with a net investment of Repsol YPF of USD 378 million.

Two wells have been drilled in the Genghis Khan field and it has considerable estimated reserves of oil and gas. The importance of the acquisition lies in the fact that it is an extension of the Shenzi field, one of the largest deep water oil fields in the Gulf of Mexico, in which Repsol YPF already holds a 28% ownership interest. The development of two projects in the same area will give rise to significant synergies for Repsol YPF.

(41)	DIFFERENCES BETWEEN IFRS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (U.S. GAAP)

Beginning 1 January 2004, Repsol YPF’s Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards endorsed by The European Union (E.U.) (IFRS), which vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The tables below give the effect that application of U.S. GAAP would have on Net Income and Shareholders’ Equity as reported under IFRS. Our consolidated financial statements at 31 December 2006, 2005 and 2004 would not present any significant difference had the standards issued by the International Accounting Standards Board (IASB) been applied instead of those endorsed by the E.U.

IFRS 1, “First-time Adoption of International Financial Reporting Standards,” (IFRS 1) provides first-time adopters of IFRS with a number of exemptions and exceptions from full retrospective application, some of which are applicable to Repsol YPF. Had IFRS been applied fully retrospectively, Net Income and Shareholders’ Equity under IFRS shown in the table below would have been different and the reconciling items to U.S. GAAP shown below would also have been different.

Reconciliation of Net Income and Shareholders’ Equity from International Financial Reporting Standards to Generally Accepted Accounting Principles in the United States of America

The following table (“Reconciliation Table”) sets forth the most significant adjustments to consolidated Net Income and Shareholders’ Equity that would have been required had U.S. GAAP been applied instead of IFRS:

	Item #		Millions of Euros, except per share amounts
			Net Income			Shareholders’ Equity
			For the Years Ended 31 December			At 31 December
			2006	2005	2004	2006	2005
Amounts per accompanying consolidated financial statements under IFRS:			3,348	3,224	2,566	18,042	16,790
Of the Minority interests			(224)	(104)	(152)	(609)	(528)

Of the Parent Company			3,124	3,120	2,414	17,433	16,262

Increase (decrease) due to:

Effects of the application of the IFRS 1:
Elimination of legal restatements of property, plant and equipment	1		14	44	13	(86)	(100)
Deferred tax liability	2
- Fixed asset gross up due to tax basis difference	2.1		(153)	(209)	(160)	886	1,172
- Deferred tax liability due to fixed asset gross up	2.2		153	209	160	(886)	(1,172)
- Deferred tax liability for business combination	2.3		(115)	(83)	(83)	682	902
Business combinations and goodwill	3
- Goodwill amortization life	3.1		—	—	—	(74)	(82)
- Direct expenses capitalized as goodwill	3.2		—	—	—	22	25
- Pre-acquisition contingencies related to YPF	3.3		—	—	—	(209)	(233)
- Exchange tender offers	3.4		—	—	—	162	179
- Reversal of goodwill amortization	3.5		—	—	—	334	370
- Goodwill impairment	3.6		—	—	—	(870)	(968)
Andina asset swap	4		(5)	(2)	(2)	62	75
Translation differences related to disposals	5		—	(24)	—	—	—
Accounting for Oil’s Avoid Premium Surcharge (APS)	6		—	—	(7)	—	—

Differences between IFRS and U.S. GAAP:
Impairment of assets	7		161	(66)	(207)	(171)	(365)
Negative goodwill	8		3	(28)	—	(25)	(28)
Revenue recognition	9		1	3	1	(47)	(48)
Pension and post-retirement benefits	10		(5)	(8)	(4)	(14)	4
Tax impact of foreign currency changes in non- monetary assets	11		(153)	(109)	(111)	744	987
Planned major maintenance activities	(*	)	—	—	(33)	—	—
Inventories	12		—	4	(4)	—	—
Asset retirement obligations	13		—	(3)	5	(11)	(8)
Compensation arrangements	14		—	(1)	(4)	—	—
Borrowing costs	15		44	28	—	73	29
U.S. GAAP adjustments of equity investees	16		(10)	(36)	(37)	498	558
Tax effect of the above adjustments	17		(87)	(50)	2	(31)	53

Amounts under U.S. GAAP before cumulative effect of a change in accounting principle			2,972	2,789	1,943	18,472	17,612
Cumulative effect of a change in accounting principle:
Planned major maintenance activities	(*	)	—	112	—	—	—
Tax effect of the above adjustments	17		—	(40)	—	—	—

Amounts under U.S. GAAP			2,972	2,861	1,943	18,472	17,612

(*)	See Additional Disclosure Required Under U.S. GAAP item a “Change in accounting principle under U.S. GAAP”

Earnings per share (in Euros)	2006	2005	2004
Income, under U.S. GAAP, before cumulative effect of a change in accounting principle per share	2.43	2.28	1.59

Cumulative effect of a change in accounting principle per share	—	0.06	—

Net income per share in accordance with U.S. GAAP (*)	2.43	2.34	1.59

(*)	In 2006, 2005 and 2004, the weighted average number of shares outstanding has been 1,220.9 million.

Additionally, movements in “Shareholders’ Equity” under U.S. GAAP for the years ended 31 December 2006, 2005 and 2004 are as follows:

	Millions of Euros
Statement of changes in Shareholders’ Equity	2006	2005	2004
U.S. GAAP Shareholders’ Equity at 1 January	17,612	14,190	13,180
Net Income for the year	2,972	2,861	1,943
Interim dividend	(440)	(366)	(305)
Supplementary dividend	(366)	(305)	(244)
Other effects	(123)	—	—
Accumulated other comprehensive income (loss):
Translation differences	(1,103)	1,181	(411)
Available-for-sale securities, net of tax	(48)	68	12
Minimum pension liability, net of tax and the effect of first time adoption of SFAS No.158	(13)	2	3
Derivatives and hedging activities, net of tax	(19)	(19)	12

U.S. GAAP Shareholders’ Equity at 31 December	18,472	17,612	14,190

Shareholders’ rights and all dividend distributions are based on the financial statements as reported by Repsol YPF for local Spanish statutory purposes.

The differences included in the Reconciliation Table above are explained in the following items:

1.	Elimination of legal restatements of property, plant, and equipment

Some property, plant and equipment items in Spain were restated at 31 December 1996 pursuant to local regulations that were accepted for the purposes of our former primary GAAP (Spanish GAAP). Repsol YPF used the exemption granted by IFRS 1 and has not removed such restatement for IFRS purposes, using the previous GAAP revaluated amounts as deemed cost at 1 January 2004. Such restatements (revaluation adjustments) are not permitted under U.S. GAAP. The amounts shown in the reconciliation table above include a reduction in Shareholders’ Equity to eliminate these restatements and an increase in Net Income for the year resulting from the recalculation of the depreciation expense for the period based on the lower historical cost under U.S. GAAP.

2.	Deferred tax liability

Under U.S. GAAP, a deferred tax liability or asset is recorded in accordance with the requirements of SFAS No. 109, “Accounting for Income Taxes,” (SFAS No. 109), for differences between the assigned values and the tax basis of the assets and liabilities recognized in a purchase business combination. Spanish GAAP, our former primary GAAP, does not require the recognition of deferred income taxes arising from fair value adjustments attributable to a purchase business combination.

As described above, the exemption provided by IFRS 1 from the prospective application of IFRS 3, “Business Combinations,” (IFRS 3) from the date of transition to IFRS was applied by Repsol YPF to business combinations occurring before 1 January 2004. In accordance with that exemption the first-time adopter has to recognise the resulting increase in the deferred tax liability arising from fair value adjustments attributable to a purchase business combination as a deduction from retained earnings. Under U.S. GAAP such difference relating to oil and gas properties acquired increases the financial reporting basis of the oil and gas properties by the same amount which has been quantified through the simultaneous equation calculation (gross-up of the fair value of asset) and not through the application of the tax rate.

The adjustment included in the reconciliation relates mainly to the oil and gas properties of YPF, S.A. (“YPF”) acquired during 1999, and those of Empresa Petrolera Andina, S.A. (“Andina”) acquired during 2001.

Such differences result in the inclusion of an item in the above reconciliation table increasing Shareholder’s Equity (Item 2.3 of the reconciliation table) after considering adjustments recorded under U.S. GAAP in previous years (Item 2.1 and 2.2 of the Reconciliation Table). In addition, each year these differences are then amortized on a yearly basis, and decreased for the corresponding portion of impairment charges recorded in the past on these properties.

3.	Business combinations and goodwill

The main differences between IFRS and U.S. GAAP arise because IFRS 1 grants an exemption to apply IFRS 3 prospectively, and thus not to restate business combinations that occurred before the date of transition to IFRS, which is 1 January 2004. This means that the accumulated differences that existed between Spanish GAAP, our former primary GAAP, and U.S. GAAP in the amount of goodwill at that date are generally carried forward in the reconciliation from IFRS to U.S. GAAP.

Details of the main differences arising in business combinations and goodwill between IFRS and U.S. GAAP are described below:

3.1	Goodwill amortization life

Under Spanish GAAP, our former primary GAAP, prior to 31 December 1997, the goodwill arising on business combinations was amortized over its estimated economic life subject to a maximum of 10 years. Under U.S. GAAP, prior to 1 January 2002, Repsol YPF amortized goodwill over the same estimated economic life.

In 1998, the maximum period permitted for amortization of goodwill under Spanish GAAP increased from 10 to 20 years. Accordingly, Repsol YPF lengthened the estimated economic life for goodwill arising on certain acquisitions prior to 31 December 1997. For U.S. GAAP, no change was made to the original estimated economic life of the goodwill. As discussed in Item 3.5 “Reversal of goodwill amortization,” existing goodwill is no longer amortizable for U.S. GAAP purposes beginning 1 January 2002. Accordingly, the difference in useful lives of goodwill no longer exists, and no adjustment has been recorded to income since that date, except for the adjustment explained in Item 3.5.

Goodwill arising on business combinations consummated from 1998 was being amortized over its estimated life subject to a maximum of 20 years under Spanish GAAP. This means that the accumulated differences that existed between Spanish GAAP, our former primary GAAP, and U.S. GAAP in the amount of goodwill are generally carried forward in the reconciliation from IFRS to U.S. GAAP.

3.2	Direct expenses capitalized as goodwill

Under Spanish GAAP, our former primary GAAP, Repsol YPF charged in 1999 against income, the expenses directly related to the acquisition of YPF shares, including fees and commissions. Under U.S.

GAAP, these amounts are part of the cost of acquisition and thus increased the goodwill recorded in the purchase. This adjustment considers the additional goodwill under U.S. GAAP, which was then amortized on a straight-line basis over a period of 20 years up to 1 January 2002.

3.3	Pre-acquisition contingencies related to YPF

During 2000, Repsol YPF finalized the allocation of the purchase price of YPF to the assets acquired and the liabilities assumed at June 1999. As a result of this process, the goodwill initially recorded increased by EUR 355 million under Spanish GAAP, our former primary GAAP.

Under U.S. GAAP, the period during which pre-acquisition contingencies can be recorded against goodwill may not exceed one year from the consummation of the business combination. A significant part of the adjustments recorded by Repsol YPF during 2000 were based on relevant information that became known in the second half of 2000. Accordingly, under U.S. GAAP, these adjustments were recorded through net income in 2000, and amortization taken under Spanish GAAP on such goodwill up to 31 December 2001 was reversed in this adjustment.

As discussed in Item 3.5 “Reversal of goodwill amortization,” existing goodwill is no longer amortizable for U.S. GAAP purposes beginning 1 January 2002. Accordingly, all goodwill amortization expense recorded in 2003 and 2002 under Spanish GAAP is reversed in the reconciliation (see Item 3.5).

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

Effective 1 January 2002, Repsol YPF adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” (SFAS No. 142). Under SFAS No. 142, goodwill is no longer amortized over its estimated useful life, but is instead tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Additionally, goodwill on equity method investments is no longer amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (APB 18).

Under SFAS No.142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. Repsol YPF does not have intangible assets with indefinite useful lives. Assuming no new acquisitions or disposals, Repsol YPF estimates that the carrying amount of intangible assets at 31 December 2006 will be amortized on a straight-line basis over the remaining useful lives of the assets.

Under IFRS, goodwill and certain intangible assets are not amortized since 1 January 2004 while under U.S. GAAP as it is indicated above the effective date was 1 January 2002. This means that the accumulated differences that existed between Spanish GAAP, our former primary GAAP, and U.S. GAAP in the amount of goodwill at 1 January 2004, is carried forward in the reconciliation from IFRS to U.S. GAAP adjusted to the exchange rate at the date of the financial statements.

3.6	Goodwill impairment

Repsol YPF performed the transitional goodwill impairment test required by SFAS No. 142 at 1 January 2002. As a result of these analyses, Repsol YPF determined that an impairment loss of EUR 1,215 million (reported as the cumulative effect of a change in accounting principle) was necessary to reduce the U.S. GAAP, carrying value of the goodwill assigned to the Refining, LPG, Chemicals, and Natural Gas and Electricity reporting units at 1 January 2002.

Under IFRS, Repsol YPF applied IFRS 1 which grants an exemption to apply IFRS 3 prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which was 1 January 2004. This means that the accumulated differences that existed between Spanish GAAP, our former primary GAAP, and U.S. GAAP in the amount of goodwill at that date is carried forward in the reconciliation from IFRS to U.S. GAAP adjusted to the exchange rate at the date of the financial statements.

IAS No 36, “Impairment of Assets,” (IAS 36) requires goodwill to be tested for impairment based on the recoverable amount of the cash-generating units to which goodwill has been allocated. The recoverable amount of a cash-generating unit is the higher of its fair value less cost to sell and its value in use. The results of the test were an impairment loss of EUR 2 million and EUR 6 million at 31 December 2006 and 2005 relating to Energy Infrastructure India, Ltd. and Refinaria de Petróleos de Manguinhos, respectively (See Notes 3.9 and 8).

As required by SFAS No. 142, impairment tests were performed for all the reporting units in the fourth quarter of 2006 and 2005. There has not been any additional impairment at those dates than the impairment recorded under IFRS (See Note 8).

The changes in the carrying amount of goodwill arising on entities fully consolidated, under U.S. GAAP, for the years ended 31 December 2006 and 2005 are as follow:

	Millions of Euros
Changes in the amount of Goodwill U.S. GAAP	Exploration and Production	Refining and Marketing	Chemicals	Natural Gas and Electricity	Total
Balance at 1 January 2005	1,189	653	—	—	1,842
Variations in scope of consolidation	—	176	1	—	177
Translation differences	170	51	—	—	221
Other movements	—	(46)	—	—	(46)

Balance at 31 December 2005	1,359	834	1	—	2,194
Variations in scope of consolidation	3	(6)	—	—	(3)
Translation differences	(137)	(40)	—	—	(177)
Other movements	—	(29)	—	—	(29)

Balance at 31 December 2006	1,225	759	1	—	1,985

4.	Andina asset swap

On 15 February 2001, YPF entered into an asset swap agreement with Pecom Energía S.A. (“Pecom”) whereby YPF received an additional 20.25% stake in Empresa Petrolera Andina (“Andina”) and 50% in the areas Manantiales Behr and Restinga Alí, and in return transferred to Pecom its participation in the areas Santa Cruz I

(30%), and Santa Cruz II (62.2%) and other minor assets. At the same time, YPF also acquired from Pluspetrol Resources an additional stake in Andina of 9.5% for EUR 154 million (USD 142 million), resulting in a total participation by YPF in Andina of 50% at 31 December 2001. The total value of the net assets exchanged in these transactions was USD 435 million.

Under Spanish GAAP, our former primary GAAP, the transaction was recorded at the book value of the assets exchanged, and thus no gain or loss was recognized on the transaction. Under U.S. GAAP, the transaction was recorded at the fair value of the assets received or transferred (whichever is more readily determinable) in accordance with APB Opinion No. 29, “Accounting for Non-monetary Transactions, as interpreted by Emerging Issues Task Force” (EITF) No. 01-02, Interpretations of APB Opinion No. 29, because of the different nature of the assets exchanged (a productive area vs. shares of a company). As a result, a gain of EUR 107 million was recorded under U.S. GAAP for this transaction in the year ended 31 December 2001, resulting in a higher financial reporting basis of the properties acquired under U.S. GAAP and thus in higher amortization expense recorded under U.S. GAAP in subsequent periods.

Under IFRS, Repsol YPF applied IFRS 1, which grants an exemption to apply IFRS 3, prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which is 1 January 2004. This means that the accumulated differences that existed between Spanish GAAP, our former primary GAAP, and U.S. GAAP in the amount of Andina’s assets at that date, are carried forward in the reconciliation from IFRS to U.S. GAAP adjusted to the exchange rate at the date of the financial statements and amortized in accordance with the requirements established in the Note 3.4 “Property, plant and equipment.”

5.	Translation differences related to disposals

Both IFRS and U.S. GAAP require that the Currency Translation Adjustment (CTA) arising from the translation of the financial statements of foreign subsidiaries and associated companies is recorded to Shareholders’ Equity. Under both IFRS and U.S. GAAP, when an investment in a foreign company is sold, the accumulated CTA is credited to the statement of income. This adjustment does not affect Shareholders’ Equity.

However, when converting from Spanish GAAP, our former primary GAAP, to IFRS Repsol YPF applied the exception provided for in IFRS 1, and the translation differences arising on 1 January 2004, were transferred to retained earnings.

At 31 December 2004, Repsol YPF classified as “Available for sale” its investments in PBB Polisur, S.A. (28%) and Petroken Petroquímica Ensenada, S.A. (50%), which had been accounted for using the equity method until then and whose sale had been agreed on at the balance sheet date. In 2005 these companies were sold for EUR 124 million, and gains of EUR 35 million were recognised in relation to the disposal of PBB Polisur (see Note 10). In 2006, there has not been any significant disposal of subsidiaries.

Accordingly, the reconciliation table includes an adjustment for accumulated translation adjustment under U.S. GAAP in this regard for EUR 24 million for the year ended 31 December 2005.

6.	Accounting for Oil’s Avoid Premium Surcharge (APS)

Repsol YPF, through its subsidiary Greenstone Assurance Limited, is a member of Oil Insurance Limited (“OIL”). OIL is owned by and operated for its shareholders (all of whom are engaged in energy operations) and insures specific property, pollution liability, and other catastrophic risks. Repsol YPF’s stake in OIL (which at 31 December 2006 and 2005, amounted to 2.686% and 2.727%, respectively) is accounted for under the cost method both for IFRS and for U.S. GAAP purposes.

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

Based upon the method through which premiums and the APS are calculated, we believe the insurance arrangement described above represents a retrospectively rated insurance contract which falls within the scope of the provisions of EITF 93-14 “Accounting for Multiple-Year Retrospectively Rated Insurance Contracts by Insurance Enterprises and Other Enterprises” and EITF Topic D-35, “FASB Staff Views on Issue No. 93-6, Accounting for Multiple-Year Retrospectively Rated Contracts by Ceding and Assuming Enterprises.” Accordingly, under U.S. GAAP Repsol YPF re-evaluated the appropriate accounting treatment during 2004 and determined that such obligation, in substance, is similar to a retrospective premium to recover past losses which is paid in any case, either through future premium payments (if the member remains in the company) or as a one-time payment if the member withdraws from OIL, thus resulting in the need to record the corresponding provision with a charge to the income statement. As a result of this re-evaluation, net income before tax under U.S. GAAP at 31 December 2004, was reduced by EUR 34 million as the difference with the Spanish GAAP, our former primary GAAP.

Under IFRS and based upon the method for which premiums and the Avoided Premium Surcharge are calculated, the insurance arrangement described above represents a retrospective rated insurance contract, for which a provision has been recognized under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets.” (IAS 37) at 1 January 2004.

The reconciliation table above includes an item in 2004 regarding the difference in the period of recognition of the total provision between IFRS and U.S. GAAP.

The item included in the reconciliation table for 2004 corresponds to amount that has been considered as retained earnings upon the adoption of IFRS 1; therefore, there are no differences between U.S. GAAP and IFRS at 31 December 2006 or 2005.

7.	Impairment of assets

In 1998, Repsol YPF utilized different assumptions in the measurement of long-lived asset (oil and gas properties) impairments for Spanish GAAP, our former primary GAAP, and U.S. GAAP, resulting in the need to record an additional impairment charge of EUR 41 million (before tax) in net income under U.S. GAAP in the year ended 31 December 1998, resulting in lower depreciation charges under U.S. GAAP in future periods. Repsol YPF utilized a risk factor based on historical experience for the estimation of probable reserves, and its incremental borrowing rate as the discount rate, whereas under U.S. GAAP, Repsol YPF considered a risk factor based on industry practice, and a discount rate that included a risk premium associated with those assets.

Through 31 December 2001, Repsol YPF assessed long-lived asset impairments in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (SFAS No.121). From 1 January 2002, Repsol YPF adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). SFAS No.144 supersedes SFAS No. 121 and establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121. Under SFAS No. 144, there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are ranges of cash flows that may be generated by the asset being tested for impairment.

Under Spanish GAAP, from 1 January 2002 and until 1 January 2004, Repsol YPF recorded impairment charges consistent with the impairment model established in SFAS No. 144.

In 2003 under Spanish GAAP, impairment losses recognized in prior years for upstream properties, which were considered to be temporary, were reversed. However, under U.S. GAAP and in accordance with SFAS No.144, if an impairment loss is recognized on assets to be held and used, the adjusted carrying amount of the long-lived asset becomes its new cost basis, and restoration of a previously recognized impairment loss is prohibited.

In 2006, 2005 and 2004, as explained in Note 13, Repsol YPF has applied IAS 36, resulting in the following impairments and reversals:

•

In 2006 the net impairment losses recognised in relation to non-current assets amounted to EUR 383 million, related mainly to exploration and production assets (EUR 223 million). The remaining amount corresponds mainly to the depreciation of the CO2 emission allowances granted (EUR 181 million), that has no impact in the result of Repsol YPF (see Notes 3.7 and 9).

•

In 2005 the net impairment losses recognised in relation to non-current assets amounted to EUR 119 million. These losses relate mainly to exploration and production assets (EUR 74 million) and to the investments in two Brazilian joint ventures, Refinaria de Petróleos Manguinhos, S.A. and Termogaucha, S.A. (EUR 25 million).

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

Under SFAS No. 144 a recoverability test must first be performed by comparing the expected undiscounted future cash flows to be derived from the asset with its carrying amount. If the asset fails the recoverability test, the impairment loss is calculated as the excess of the asset’s carrying amount over its fair value, which is frequently calculated by reference to the discounted cash flows. If the recoverability test is passed, then no impairment is recorded.

In addition, IAS 36 requires the subsequent reversal of impairment losses (excluding those attributable to goodwill) when certain criteria are met while SFAS No. 144 prohibits reversals of impairment losses for assets to be held and used, as the impairment loss results in a new cost basis for the asset.

Under U.S. GAAP Repsol YPF has reviewed the impairment test at 31 December 2006, and 2005 by the application of SFAS No. 144 resulting in the following differences: (i) the elimination of the impairment recorded under IFRS in the exploration and production assets and (ii) the elimination of the impairment reversal recorded under IFRS (which are not applicable under U.S. GAAP). As a consequence of the mentioned differences, the amortization expense recorded under IFRS has been reviewed due to the different amortization base under U.S. GAAP.

At 31 December 2006, the effects of the mentioned above differences has result in a net positive adjustment of EUR 161 million, mainly due to the lower amortization expense recorded under U.S. GAAP, as well as, the partial elimination of the impairment recorded under IFRS in Argentina, Venezuela and Ecuador.

For the year ended 31 December 2005, under U.S. GAAP an additional impairment of EUR 119 million (after tax) was recorded in Ramos (Argentina) due to the different value in the amounts of the assets and liabilities between IFRS and U.S. GAAP for which identifiable and independent cash flows are considered regarding this field.

8.	Negative goodwill

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

Under U.S. GAAP, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. In some cases, the sum of the amounts assigned to assets acquired and liabilities assumed will exceed the cost of the acquired entity (so-called “negative” goodwill). That excess should be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired non-current assets except (a) financial assets, other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognized as an extraordinary gain in the period in which the business combination is completed, unless the combination involves contingent consideration that would be recognized as an additional element of cost of the acquired entity. In this case, a potentially lesser amount is recognized as the extraordinary gain.

On 31 July 2004 and 30 November 2004 all the shares of Repsol Lusitania, S.L. and Repsol Polimeros, Ltda., respectively, were acquired. In 2005 the purchase price was definitively allocated, which gave rise to the recognition of income under IFRS of EUR 28 million under the heading “Other Income” in the consolidated income statement relating to the difference between the prices paid for the business and the fair value of the assets and liabilities acquired.

Therefore, for the year ended 31 December 2005, the Group included a reconciling item in the table above in order to assign as a reduction of non-current assets the amount of EUR 28 million recorded as net income under IFRS. At 31 December 2006, the effect of the mentioned reduction of non-current assets, results in a lower amortization expense under U.S. GAAP.

9.	Revenue recognition

Under IFRS, in accordance with IAS 18, “Revenue Recognition,” (IAS 18) the recognition of revenue related to certain up-front non-refundable fees paid by clients in relation to natural gas and liquefied petroleum gas (LPG) supply contracts depends on the nature of the services provided. If the fee permits only membership, and all other services or products are paid for separately, or if there is a separate annual subscription, the fee is recognised as revenue when no significant uncertainty as to its collectibility exists.

Under U.S. GAAP, pursuant to the provisions of SAB No. 101, “Revenue Recognition in Financial Statements,” when such up-front fees do not relate to products delivered or services rendered that represent the culmination of a separate earnings process, the revenue should be deferred over the expected period of performance.

Under IFRS, such entrance fee collected by the group entity Repsol Butano, S.A. from new customers is considered to be a standalone transaction and all other services are paid for separately, therefore such fee is recognized up-front as revenue when no significant uncertainty as to its collectibility exists.

Under U.S. GAAP, such entrance fee which is considered to be revenue earned from access and similar charges should be recognized over the estimated life of the customer relationship.

The effect of the deferred and released revenue from prior and the current period has been recorded as a reconciliation item from IFRS to U.S. GAAP.

10.	Pension and post-retirement benefits

Maxus Energy Corporation (an YPF subsidiary) has non-contributory defined benefit pension plans with an accumulated benefit obligation (“ABO”) in excess of the fair value of plan assets.

Pursuant to IFRS 1, cumulative actuarial gains and losses of EUR 10 million were included in the “Transition Reserve” account of shareholders’ equity, at 1 January 2004 (date of transition to IFRS). This exception was not allowed under U.S. GAAP, and those amounts are deferred and subject to amortisation. This recognition resulted in the net periodic pension costs for the year recorded under U.S. GAAP being greater than under IFRS.

Repsol YPF adopted SFAS No. 158, “Employers´ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFAS No. 87, 88, 106, and 132(R),” (SFAS No. 158) at 31 December 2006. SFAS No. 158 requires an entity to recognize in its statement of financial position an asset for a defined benefit pension or postretirement plan’s overfunded status or a liability for a plan’s underfunded status, and to recognize changes in that funded status in the year in which the changes occur through Other Comprehensive Income (Loss). As a result of the application of SFAS No 158 in 2006 a decrease by EUR 18 million has been recorded in Accrued Other Comprehensive Income.

11.	Tax impact of foreign currency changes in non-monetary assets

YPF has a functional currency as defined under SFAS No. 52, “Foreign Currency Translation,” (SFAS No. 52) that is different from the currency used in its tax returns. SFAS No. 52 requires that certain assets and liabilities be remeasured from the local currency into the functional currency using historical exchange rates and as a consequence of such accounting treatment Repsol YPF has recorded a deferred tax liability (See Note 3.3).

SFAS No.109, “Accounting for Income Taxes,” (SFAS No. 109), prohibits recognition of deferred tax assets or liabilities for differences related to assets and liabilities that under SFAS No. 52 are remeasured from the local currency into the functional currency using historical exchange rates, and that result from either changes in exchange rates or indexing for tax purposes. IFRS does not provide a similar exception and requires recognition of a deferred tax liability or asset for those temporary differences.

The difference explained above has been included in item 11 of the reconciliation table from IFRS to U.S. GAAP.

12.	Inventories

Under IAS 2, “Inventories,” (IAS 2) producers’ broker-dealers’ inventories of commodities are recorded at net realizable value even if that is above cost. At 31 December 2004, the inventories recognized at fair value less costs to sell amounted to EUR 101 million and their measurement at market value gave rise to income of EUR 4 million. Ther Reconciling Table above does not include any adjustment in 2005 and 2006 in connection with this item, in 2005 due to there were no inventories of this nature, and in 2006 because the measurement at market value of inventories recognized at fair value less costs to sell did not give rise to an income.

U.S. GAAP is similar to IFRS in this area although the circumstances in which inventories may be recorded above cost are more limited.

13.	Asset retirement obligations

At 1 January 2003, Repsol YPF adopted, under U.S. GAAP, SFAS No. 143, “Accounting for Asset Retirement Obligations,” (SFAS No.143). The primary impact of SFAS No. 143 was to change the method of accruing for upstream site restoration costs. Prior to January 1, 2003, these costs were accrued ratably over the productive lives of the assets and were allocated to income each year based on production with respect to the proved reserves under both Spanish GAAP (our former primary GAAP) and U.S. GAAP. Under SFAS No. 143, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the assets are installed. The result is a provision being built up in cash flow layers with each layer discounted using the discount rate at the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted under U.S. GAAP. Amounts recorded for the related assets are increased by the amount of these obligations. Over time the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets, principally relate to offshore oil and gas platforms.

Under IFRS it is also required to capitalize, depreciate and set-up a provision similar to SFAS No. 143. However, under IFRIC 1, “Changes in Existing Decommissioning, Restoration and Similar Liabilities,” (IFRIC 1) if there is a change in the discount rate the entire provision must be recalculated using the current discount rate.

The effect of the change in the discount rates from current and prior periods has been recorded as a reconciling item from IFRS to U.S. GAAP. For the year ended 31 December 2006, the mentioned effect is not significant.

14.	Compensation arrangements

Since 2000, Repsol YPF’s Compensation and Senior Management Development Committee have been implementing medium and long term incentive plans, based on the increase in Repsol YPF’s share price. These plans finalized at 31 December 2006.

Under IFRS the rights of the beneficiaries not yet exercised are measured at market value and the amount is allocated to income on a straight-line basis on the basis of the term remaining until the end of the plan. Under U.S. GAAP, in accordance with APB 25, “Accounting for Stock Issued to Employees,” (APB 25) this arrangement is treated as a compensatory variable plan. The compensation cost is measured as the excess of the quoted market price at each balance sheet date over the exercise price. As a result of the above, Net income for the years ended 31 December 2005 and 2004 should be decreased by EUR 1 million and EUR 4 millions, respectively.

15.	Borrowing costs

Under IFRS, borrowing costs on specific or general-purpose financing that are directly attributable to the acquisition for assets that necessarily take a substantial period of time to get ready for its intended use or sale are capitalized.

Under U.S. GAAP, capitalization of interest on qualifying assets (i.e. work in progress) is required. There is no mention under U.S. GAAP for a qualifying asset to take a substantial period of time to get ready for its use.

Repsol YPF has included an item in the Reconciliation Table at 31 December 2006 and 2005 due to the mentioned difference.

16.	U.S. GAAP adjustments of equity investees

This reconciling item includes the U.S. GAAP adjustments to the Net income and Shareholders’ Equity of investments that would be accounted for under the equity method of accounting pursuant to APB 18, mainly resulting from Gas Natural Group, BP Amoco Trinidad and Tobago, LLG, Alberto Pasqualini REFAP, S.A. and Compañía Logística de Hidrocarburos, S.A. The U.S. GAAP adjustments of these equity investees refer to similar concepts as the Repsol YPF’s U.S. GAAP adjustments (see Additional Disclosure Required Under U.S. GAAP item o—“Proportional integration and significant subsidiary” in this Note).

The main impacts in the reconciliation to U.S. GAAP of Shareholders’ Equity at 31 December 2006 and 2005, and Net Income for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Millions of Euros
	2006	2005
Legal restatements of property, plant and equipment	(28)	(32)
Revenue recognition	(29)	(32)
Reversal of goodwill amortization	152	152
Deferred tax liability for business combinations	339	396
Other	64	74

Total effect in Shareholders’ Equity	498	558

	Millions of Euros
	2006	2005	2004
Legal restatements of property, plant and equipment	4	4	4
Revenue recognition	3	3	9
Deferred tax liability for business combinations (item 2)	(18)	(50)	(16)
Other	1	7	(34)

Total effect in Net Income	(10)	(36)	(37)

17.	Tax effect of the above adjustments and deferred taxation under SFAS No. 109

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

Under U.S. GAAP an enterprise shall recognize all deferred tax liability or assets for all temporary differences, operating loss and tax credit carry forwards, independently if at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss), except for any temporary differences that arise from initial recognition of goodwill. Any recognized deferred tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In addition, U.S. GAAP requires classification of deferred tax liabilities and assets as current or non-current based on the classification for financial reporting of the related non-tax asset or liability.

At 2 November 2006, the Corporation Income Tax Rate was modified by the Spanish Government for future years. The enacted tax law specifies that the current corporate income tax rate will change from 35% for fiscal year 2006 to 32.5% for the fiscal year beginning 1 January 2007 and to 30% for fiscal years beginning 1 January 2008.

Under IAS 12, “Income Taxes,” (IAS 12), the modification of deferred tax assets and liabilities related to the change in tax rate laws were accounted in the income statement, except to the extent that it relates to items previously charged or credited to equity. Under SFAS No. 109, deferred tax assets and liabilities shall also be adjusted and the effect of a change in tax laws and rates shall be included in the income from continuing operations for the period that includes the enactment. Therefore there has been included an adjustment of EUR 7 million to record in the income statement the modification of deferred tax assets and liabilities for the revision of the historical tax effect of the adjustments included in the Reconciliation Table above and an additional charge of EUR 5 million for the amounts registered in Equity under IFRS.

Except for that described above, for item 2, for item 11 and for the income tax effects of U.S. GAAP adjustments recorded in Repsol YPF’s reconciliations to U.S. GAAP, when applicable, Repsol YPF has not identified any other difference from the application of IFRS and U.S. GAAP for tax matters.

The following is a reconciliation of the income tax provision under IFRS to that under U.S. GAAP:

	Millions of Euros
	2006	2005	2004
Income tax provision under IFRS	2,220	2,332	1,627
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS No. 109 (1)	202	73	32

Income tax provision under U.S. GAAP	2,422	2,405	1,659

(1)	A disclosure of the tax effect of U.S. GAAP adjustments and deferred taxation under SFAS No. 109 is the following:

		Millions of Euros
	Item	2006	2005	2006
Deferred tax liability due to fixed asset gross up	2.2	(153)	(209)	(160)
Deferred tax liability for business combination	2.3	115	83	83
Tax effects of the functional currency of YPF	11	153	109	111
Tax effects of the above adjustments	17	87	90	(2)

		202	73	32

Deferred tax assets and liabilities at 31 December 2006 and 2005 were as follows:

	Millions of Euros
	2006		2005
	Assets	Liabilities	Assets	Liabilities
Balance under IFRS (Note 24):
Current	32	—	158	—
Non-current	881	2,707	1,039	3,380

	913	2,707	1,197	3,380

Adjustments under U.S. GAAP (1):
Deferred tax liability (item 2)	—	204	—	270
Tax effects of the functional currency of YPF (item 11)	—	(751)	—	(997)
Legal restatement (item 1)	26	—	35	—
Revenue recognition (item 9)	14	—	17	—
Borrowing costs (item 16)	—	21	—	10
Other deferred taxes	3	51	11	—
Net tax loss and credit carry forwards	401	—	297	—
Valuation allowance	(401)	—	(297)	—

Total	956	2,232	1,260	2,663

Reclassification of deferred taxes related to equity investees under U.S. GAAP	(108)	(822)	(98)	(887)

Total deferred taxes under U.S. GAAP	848	1,410	1,162	1,776

(1)	Non-current

The deferred tax assets and liabilities arose mainly from:

	Millions of Euros
Deferred tax assets	2006	2005
Provision for doubtful accounts	32	158
Provision for staff costs	62	63
Provision for contingencies	150	196
Other provisions	203	34
Tax credits	121	219
Other deferred tax assets	280	492

	848	1,162

	Millions of Euros
Deferred tax liabilities	2006	2005
Tax incentives	5	5
Deferred gains	78	43
Difference in amortisation/depreciation	187	37
Goodwill acquired in business combinations allocated to assets	930	1,214
Other deferred tax liabilities	210	477

	1,410	1,776

Additional Disclosures Required Under U.S. GAAP

a)	Change in accounting principle under U.S. GAAP

Under IFRS cost incurred during an overhaul of a plant that do not represent components are recognized as an expense when incur, while items that represents components are capitalized and amortized.

Prior to 1 January 2005, Repsol YPF under U.S. GAAP used the accrual method to account for planned major maintenance activities. Under the accrual method, the estimated cost of the overhaul was accrued to the overhaul. At that time, the actual costs of overhaul, was charged to the accrual, with any deficiency or excess charged or credited to expense. The cost of the next overhaul was then estimated and accrued to that overhaul at which time the process was repeated. The effect in 2004 is included in item “Planned major maintenance activities” of the initial Reconciliation Table.

Since 2005, the Group adopted under U.S. GAAP the same accounting policy as in IFRS. Therefore, effective on 1 January 2005, Repsol YPF adopted a change in the method for accounting the planned major maintenance activities, which involved a change in accounting principle, in accordance with APB 20 Accounting changes (APB 20). The cumulative effect on the change is reflected in the income statement for the year ending 31 December 2005 was EUR 72 million, net of tax. The effect is included in item “Cumulative effect of a change in accounting principles: Planned major maintenance activities” of the initial Reconciliation Table.

Repsol YPF concluded in 2005 that in accordance with EITF topic D-88, k “Planned major maintenance.” activities a change from the accrue-in-advance method is preferable under U.S. GAAP. In addition such change eliminates a difference between IFRS and U.S.GAAP.

b)	Contractual relationships with service stations

Included below is a summarized discussion of the activities and the corresponding accounting treatment provided of the service stations based on the existing differences in ownership or levels of control. No differences have been identified in this respect between the accounting treatment provided under IFRS and U.S. GAAP.

Controlled by Repsol YPF

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

•

Company-owned, dealer-operated (CODO) service stations are those where management is temporarily ceded by Repsol YPF to the dealer for a specified period of time agreed by contract, in exchange for a lease payment. In this case, the dealer purchases the product from Repsol YPF and markets it on an agency basis (i.e. earning a fee) subject to a price ceiling established by Repsol YPF. Accordingly, Repsol YPF records the revenue related to the lease payments received from the lessee when accrued over the term of the agreement, and the revenue arising from the sale of the product less the corresponding marketing fee earned by the lessee when the risks and rewards of the product are transferred to the end-consumer.

Flagged stations

This category includes dealer-owned, dealer-operated (DODO) service stations. These stations are owned by third parties with whom Repsol YPF has signed a contract that entitles it (i) to become the exclusive supplier and (ii) to brand the service station with its corporate image. The average contract term is 5 years in Spain and 8 years in Argentina.

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

Re-flagging costs are costs incurred in connection with the signing of these types of exclusive distribution agreements with service stations to market Repsol YPF’s oil products for a specified period of time under its brand name, and the corresponding refurbishing and improvement of such service stations. Upon signing of the contracts, the service stations agree to exclusively sell Repsol YPF’s gasoline and other products. Repsol YPF, in turn, directly incurs costs associated with the refurbishing and improvement of such service stations. The contracts are established for a defined period of time, and may be renewed beyond the initial term. If a service station cancels a contract before its completion, they will have to pay Repsol YPF a cancellation penalty fee.

Under IFRS, Repsol YPF capitalizes such costs and amortizes them on a straight-line basis over the respective contract periods, as it deems it to be the most systematic and rational method of reflecting the time pattern over which these costs are consumed.

Under U.S. GAAP, re-flagging costs have also been capitalized as intangible assets in accordance with SFAS No. 142, and amortized over their respective contract periods, since they represent separately identifiable rights (contractual rights) that are expected to contribute directly to the future cash flows of Repsol YPF (through future sales).

c)	Classification of oil and gas mineral rights

The amounts included in the “Investments in areas with reserves” and “Other Exploration Costs” of the property, plant and equipment caption of the consolidated balance sheets relating to drilling and mineral rights at 31 December, 2006, and 2005, are approximately EUR 2,973 million and EUR 3,878 million, respectively.

d)	Accounting for suspended well costs

In April 2005, the FASB staff issued FASB Staff Position FAS 19-1, “Accounting for Suspended Well Costs,” (FSP FAS 19-1). FSP FAS 19-1 amends the guidance in FASB Statement No. 19, “Financial Accounting and Reporting by Oil and Gas Companies” which required capitalized exploratory well costs to be expensed if the reserves cannot be classified as “proved” within one year following the completion of drilling, except in particular situations where major capital expenditures (e.g., a trunk pipeline) are required before production can begin and additional exploration wells are necessary to justify these major capital expenditures.

According to the provisions of FSP FAS 19-1, exploratory well costs should continue to be capitalized when (1) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (2) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. Also, the FSP requires certain additional disclosures, including the costs of exploratory wells capitalized for more than one year from the date of completion.

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

The application of the FSP did not have a material impact on Repsol YPF’s financial position, cash flows or results of operations. A detail of the exploratory well costs is disclosed below:

	Millions of Euros
	2006	2005	2004
Beginning balance at 1 January	144	97	86
Additions to capitalized exploratory well costs pending the determination of proved reserves	262	119	174
Reclassifications to well, facilities, and equipment based on the determination of proved reserves	(24)	(24)	(87)
Capitalized exploratory wells costs charged to expense	(172)	(55)	(70)
Adjustment by exchange rate	(15)	7	(6)

Balance at 31 December	195	144	97

	Millions of Euros
	2006	2005	2004
Capitalized exploratory well costs that have been capitalized for a period of one year or less	123	110	78
Capitalized exploratory well costs that have been capitalized for a period greater than one year	72	34	19

Balance at 31 December	195	144	97

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	17	10	5

The table below provides additional detail for the projects that have exploratory well costs capitalized for a period greater than one year:

Country / Project	Millions of Euros 31 December 2006	Years Wells Drilled	Comments
Algeria
Reggane 5—Carry Over	15.80	2004-2005	Well “Reggane 6” is being drilled in 2007 to estimate the gas in place.
Colombia
Capachos	3.40	2001-2002	The well Capachos-1 is in production and since April 2007 Ecopetrol, S.A. (a stock-holding corporation linked to the Ministry of Mines and Energy of Colombia) has decided to participate in the Field. Ecopetrol still has to reimburse part f the investment Repsol has made until this moment. The reserves of the well were estimated with a decline curve. Well Capachos South-1 is being drilled to confirm the southern extension of the structure.
Iran
BKH-2 Band E Karkheh-2	6.40	2004-2005

An application form was handed in to National Oil Iranian Company (NIOC) for the declaration of commerciality. Commerciality was announced by National Oil Iranian Company (NIOC) publicly in Vienna’s Conference on 1 February 2007, but formal and written approval is still pending.

To obtain that approval Repsol YPF has to finish the exploration commitments agreed in the contract with the National Oil Iranian Company (NIOC). That will be accomplished once well BKH 4 (located in the north trend of Block Mehr) is finished. The drilling of well BKH4 started on 21 April 21 2007. The operator of the block is OMV and Repsol YPF’s working interest in the block is 33%.

Peru
Buenavista 39 17 1X	7.00	2005	This well is part of a series of wells that are being drilled to determine if the field will be developed or not.
Trinidad and Tobago
Chachalaca	13.50	2004-2005	There is a Field Development Plan.

Coconut 1	11.92	2005	There is a Field Development Plan.
United States of America
Tigre	6.55	2004	Repsol is waiting to drill the well North Bronto, which is a deeper exploratory prospect in a deeper level which has not been studied up to the moment. Drilling will start on July 1st 2007 and drilling activities will take 60 days. Once North Bronto achieves its main objective, Repsol will be able to decide whether to participate or not in the future development of the block.

Others (10 projects)	7.84	2003-2005	Aggregate costs of individually small projects in Argentina, Colombia and Libya, which are in various stages of development and evaluation.
Total	72.41

e)	CO2 emission allowances

Under IFRS as indicated in Note 3.7.f, Repsol YPF is recording CO2 emission allowances received as an intangible asset and deferred income by their fair value at date they are granted by each respective government. In addition, Repsol YPF records a provision against earnings considering the same cost of the respective intangible asset for those amounts that the Group has been granted. In this respect the Company recorded in earnings a part of Repsol YPF’s deferred income for the same amount of emission rights used.

In addition, any shortfall of emissions allowance after consideration of amounts granted is recorded as a provision at fair value against earning for the amount considered necessary to buy such allowances. Such provision is reviewed and recorded in every period at its fair value with any change recorded in earnings.

Under U.S. GAAP Repsol YPF has eliminated from the balance sheet all intangible assets, deferred income, provision for CO2 emission rights granted by each respective government and all respective income and expenses from the income statement since Repsol YPF, under U.S. GAAP, is not recording any accounting effect for emissions granted or used under the granted amount. However, under U.S. GAAP Repsol YPF maintains the provision for CO2 emission rights purchased in the market to cover emissions made in excess of the allowances assigned for no consideration at fair value through earnings.

In this respect Repsol YPF has eliminated the following amounts which do not have any impact in Repsol YPF’s IFRS or U.S. GAAP net income or shareholders’ equity:

	Millions of Euros
	2006	2005
Intangible Assets	(76)	(76)
Provisions	76	76
Operating Income	257	76
Operating Expenses	(257)	(76)

f)	Cash flows classification

Under IAS 7, “Cash Flow Statements,” (IAS 7) cash flow from interest received and paid may be presented as operating, financing or investing activities provided that such presentation is consistent from period to period.

Under SFAS No. 95, “Cash Flow Statements,” (SFAS No. 95) interest paid and received is classified within operating activities.

The table below sets forth the Cash Flow from investing activities and the Cash Flow from operating activities under U.S. GAAP taking in account the different classification of the “Finance cost paid” caption which include the interest paid and received explained above:

	Millions of Euros
	2006	2005	2004
Cash Flows From Operating Activities	5,442	5,500	3,711
Cash Flows From Financing Activities	(361)	(3,109)	(1,595)

g)	FIN 46(R) consolidation of variable interest entities

Repsol YPF, through its 100% owned finance subsidiary Repsol International Capital (RIC) issued during 1997 and 2001 preference shares (See Note 17). These preference shares, totally and unconditionally guaranteed by Repsol YPF, were subscribed by third parties outside the Repsol YPF Group and are redeemable at the company’s option after five or ten years from the issue date, depending on the terms of each issue.

Under IFRS, at 31 December 2006, 2005 and 2004, RIC is consolidated under SIC 12, “Consolidation Special Purpose Entities,”(SIC 12), and all the preference shares are classified as liabilities.

Under U.S. GAAP after an analysis of all relevant facts and circumstances in light of the provisions of FIN 46(R), “Consolidation of Variable Interest Entities an interpretation of ARB No. 51,” we determined that Repsol YPF was not the primary beneficiary of RIC as Repsol YPF investments is financed directly by RIC and therefore is not considered at risk, and due to the fact that RIC is generating sufficient cash flows to fund its obligations under the preference shares and it is difficult to find a situation in which RIC would not generate sufficient cash flows via collection of its loan to the Repsol Group to satisfy obligations under the instruments issued. Therefore our trust preferred shares vehicle should be deconsolidated. Therefore, with respect to our investment in its common stock, we will treat RIC as an equity-method investment in accordance with APB 18.

The deconsolidation of this subsidiary for U.S. GAAP purposes would not impact shareholders’ equity or net income for the periods presented. However, the balance sheet and statements of income would be different under IFRS and U.S. GAAP. The tables below summarize the effects of the consolidation of RIC under IFRS:

	Millions of Euros
	At December 31
	2006	2005
Total fixed and other non-current assets	3,411	3,538
Total current assets	1	2

Total assets	3,412	3,540
Total non-current liabilities	3,412	3,540

Total current liabilities	—	—

Total liabilities	3,412	3,540

	Millions of Euros
	For the year ended December 31,
	2006	2005	2004
Revenues	—	—	—
Expenses	—	(16)	(16)
Finance costs	(13)	4	10

Net income (loss)	(13)	(12)	(6)

As disclosed in Note 18, under IFRS the preferred shares issued by RIC are classified into the “financial liabilities” caption of the consolidated balance sheets. However, the deconsolidation of RIC implies that total consolidated long term debt under U.S. GAAP would be reduced by EUR 282 million and EUR 312 million in 2006 and 2005, respectively.

h)	Fair value of financial instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” (SFAS No. 107), requires that Repsol YPF disclose the estimated fair values of its financial instruments. At 31 December 2006 and 2005, the following methods and assumptions were used by Repsol YPF to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

i).	Cash, short-term financial investments, accounts receivable and payable and other short-term debt

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of the fair value because of the relatively short period between the origination of the instruments and their expected realization.

ii).	Financial investments in non-consolidated companies

None of the investments in affiliates included under this caption has a quoted market price. For the most important companies (basically companies engaged in the sale of LPG, the supply, transportation and logistics of gas, the storage and marketing of oil products, and the development of power generation initiatives) a market valuation was estimated based on the discounted cash flow method applied to the results expected to be obtained by Repsol YPF from these companies, calculated on the basis of current margins or alternatively using the equity value. The results of these valuations do not significantly differ from the corresponding book values. A disclosure of the carrying amounts under IFRS and the fair value of the financial investments in non-consolidated companies at 31 December 2006 and 2005 is presented below:

	Millions of euros
	Carrying amount	Fair value
2006	160	160
2005	224	224

iii).	Debentures and bonds

Debentures and bonds are estimated based on market prices for those of similar financial instruments.

iv).	Variable-interest loans and credits

Since these debts are valued at prevailing market interest rates, their fair value at 31 December 2006 and 2005, is the same as their carrying amounts.

v).	Fixed-interest loans and credits

The fair value of fixed-interest loans and credits was estimated by discounting at the market interest rate for similar transactions arranged at 2006 and 2005 year-end.

vi).	Derivative financial instruments

The fair value of derivative instruments is mostly determined based either on independent appraisals supplied by third parties or using market rates for instruments with similar terms and remaining maturities. Under IFRS all the derivative instruments are recorded at fair value.

Note 18 discloses the carrying amounts under IFRS and the fair value of the financial instruments regarding iii), iv) and v) above at 31 December 2006 and 2005.

i)	Information about fair value of equity investees

APB 18 requires for those investments in common stock for which a quoted market price is available the disclosure of the aggregate value of each identified investment based on the quoted market price. At 31 December the market value of the shares owned by Repsol YPF in Gas Natural SDG, S.A., Compañía Logística de Hidrocarburos, S.A. and West Siberian Resources is the following:

	Millions of Euros
	2006	2005	2004
Gas Natural SDG, S.A.	4,142	3,268	3,144
Compañía Logística de Hidrocarburos, S.A.	649	518	410
West Siberian Resources	808	—	—

j)	Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income,” (SFAS No. 130), defines comprehensive income as a measure of all changes in equity during a period that results from transactions and other economic events other than transactions with owners.

The following is a Statement of Comprehensive Income prepared under U.S. GAAP for the years ended 31 December 2006, 2005 and 2004:

	Millions of Euros
	2006	2005	2004
Net Income according to U.S. GAAP	2,972	2,861	1,943
Other Comprehensive Income (net of tax):
Foreign currency translation adjustments(*)	(1,103)	1,157	(411)
Additional minimum pension liability, net of tax and the effect of first time adoption of SFAS No. 158	(13)	2	3
Unrealized gain (loss) on securities available for sale, net of tax	(48)	68	12
Translation adjustments related to disposals	—	24	—
Derivative Instruments and hedging activities net of tax	(19)	(19)	12

Comprehensive (Loss)/Income	1, 789	4,093	1,559

(*)	There is no tax effect in this adjustment.

The table below shows changes in Accumulated Other Comprehensive Income:

	Millions of Euros
	2006	2005	2004
Beginning balance at 1 January	(2,862)	(4,094)	(3,710)
Foreign currency translation adjustments (*)	(1,103)	1,157	(411)
Additional minimum pension liability, net of tax and the effect of first time adoption of SFAS No. 158	(13)	2	3
Unrealized gain (loss) on securities available for sale, net of tax	(48)	68	12
Translation adjustments related to disposals	—	24	—
Derivative Instruments and hedging activities net of tax	(19)	(19)	12

Ending balance at 31 December	(4,045)	(2,862)	(4,094)

(*)	There is no tax effect in this adjustment.

k)	Valuation and qualifying accounts

The movement in allowance for doubtful accounts is as follows:

	Millions of Euros
	2006	2005	2004
Beginning balance at 1 January	375	303	246
Charged against costs and expenses	46	56	67
Adjustments due to acquisitions and disposals	—	1	(8)
Write-off of doubtful accounts	(14)	(12)	(20)
Translation difference on balances	(26)	27	18

Ending balance at 31 December	381	375	303

l)	Amortization of intangible assets

The expected amortization for those intangible assets owned by the Repsol YPF at 31 December 2006 is as follows:

Millions of Euros
2007	92
2008	83
2009	72
2010	55
2011	48

m)	Unaudited proforma information and other disclosures related business combinations

The following unaudited proforma information presents a summary of the amounts that would have been recorded under IFRS on Repsol YPF’s consolidated statements of income if the acquisitions detailed in Note 30 had occurred at the beginning of the year and at the beginning of the previous year in which each acquisition took place.

	Millions of Euros
	Year ended 31 December 2005	Year ended 31 December 2004
Revenues	51,083	41,136
Profit for the year	3,232	2,572
Profit for the year per share (Euros)	2.6	2.1

These unaudited proforma results have been prepared for comparative purposes only and include certain adjustments, such as amortization of the intangibles allocated and investees’ results of operations for each entire period. They do not purport to be indicative of the results of operations that actually would have resulted, had these operations occurred at 1 January 2005 and 2004, or future results of operations of the consolidated entities.

The acquisitions made in 2006 (Note 30) are not significant for purposes of additional disclosures.

n)	Pension plan disclosures

Except for the accounting treatments discussed in Item 10, “Pension and post-retirement benefits,” Repsol YPF’s accounting policy for pension and other postretirement benefit plans has been compliant with SFAS No. 87, “Employers’ Accounting for Pensions,” (SFAS No. 87), and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” (SFAS No. 106). At 31 December 2006 Repsol YPF adopted the provisions of SFAS No. 158.

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

YPF also provides certain health care and life insurance benefits for eligible retired employees and certain insurance and other post-employment benefits for eligible individuals whose employment is terminated by YPF prior to their normal retirement. YPF accrues the estimated cost of retiree benefit payments, other than pensions, during the employee’s active service periods. Employees become eligible for these benefits if they meet minimum age and service requirements. YPF accounts for benefits provided after employment but before retirement by accruing the estimated cost of post-employment benefits when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. The Company’s policy is to fund other post-retirement and post-employment benefits as claims are incurred.

Key	information on these plans at the date of the last actuarial report is as follows:

	Millions of Euros
	2006	2005	2004
Components of net periodic cost
Service cost	1	1	1
Interest cost	7	7	7
Expected return on assets	(4)	(4)	(4)
Amortization of net (gain)/loss	4	5	5

Net periodic cost	8	9	9
Recognized settlement (gain)/loss	4	3	4
Other	(2)	—	—

Total cost recognized	10	12	13

The following is a reconciliation of beginning and ending balances of the benefit obligation:

	Millions of Euros
	2006	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	142	120	130
Service cost	1	1	1
Interest cost	7	7	7
Participant contributions	—	1	—
Actuarial (gain)/loss	2	11	5
Foreign currency exchange rate changes	(13)	17	(8)
Benefits paid and Settlements	(16)	(16)	(15)
Special termination benefits	(1)	1	—

Benefit obligation at end of year	122	142	120

The following is a reconciliation of beginning and ending balances of the fair value of plan assets:

	Millions of Euros
	2006	2005
Change in plans’ assets (*)
Fair value of plans’ assets at beginning of year	56	48
Acquisitions (divestitures)	4	4
Actual return on plans’ assets	6	3
Employer contributions	13	10
Benefits paid from plans assets	(12)	(11)
Participants contributions	(4)	(4)
Foreign currency exchange rate changes	(5)	6

Fair value of plans’ assets at end of year	58	56

(*)	For measurement purposes, plan assets and liabilities were valued at 31 December 2006 and 2005 for the fiscal year ended 31 December 2006 and 2005.

	Millions of Euros
Funded status	2006	2005
Funded status at the end of the year	(64)	(86)

Net amount recognized in statement of financial positionafter SFAS No. 158	(64)	N/A

	Millions of Euros
Amounts not yet reflected in net periodic benefit cost and included in Accumulated Other Comprehensive Income	2006	2005
Transition obligation asset (obligation)	—	N/A
Prior service credit (cost)	—	N/A
Accumulated gain (loss)	(54)	N/A

Accumulated other comprehensive income (AOCI)	(54)	N/A
Cumulative employer contributions in excess of net periodic benefit cost	(10)	N/A

Net amount recognized in statement of financial position after SFAS No. 158	(64)	N/A

Weighted—average assumptions used to determine benefit at 31 December	2006	2005
Discount rate	6.00%	5.75%
Average rate of compensation increases	5.50%	4.50%

Weighted—average assumptions used to Determine net periodic benefit cost for years ended 31 December	2006	2005	2004
Discount rate	5.75%	5.75%	5.75%
Expected return on plan assets	7.00%	8.50%	8.50%
Salary increase rate	4.5% -5.5%	4.5% -5.5%	4.5% -5.5%

Expected future benefit payments (Millions of Euros)		Other Benefits
	Pension Benefits	Gross Benefits Payments	Implied Medicare Subsidy
Expected employer contributions for next fiscal year	10	4	—
Expected benefit payments for fiscal year ending in:
2007	7	4	0.4
2008	8	4	0.4
2009	7	4	0.4
2010	6	4	0.4
2011	6	4	0.4
2012 - 2016	35	16	2

For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2007. The rate is assumed to decrease by 1% each year to 5% for 2011 and remain level thereafter.

The expected long-term rate of return on pension fund assets was determined base on input from our investment consultants and the projected long-term returns of broad equity and bond indices. The Company anticipates that on the average, the investment managers for each of the plans will generate long-term rates of return of at least 7%. The long-term rate of return is based on an asset allocation assumption of about 70% equity securities and 30% fixed income securities. The Company regularly reviews its actual asset allocation and rebalances its investments when it is considered appropriate. The Company will continue to evaluate its long-term rate of return assumptions at least annually and will adjust them as necessary.

The	pension plan asset allocations at 31 December 2006 and 2005 are as follows:

	Target	Percentage of Plan Assets
Assets category	2006	2006	2005
Equity Securities	70%	70%	70%
Debt Securities	30%	28%	30%
Other	—	2%	—

	100%	100%	100%

o)	Proportional integration and jointly controlled entity

Proportional integration

In Note 25 Repsol YPF discloses the main companies that were consolidated by the proportional consolidation method: Repsol Gas Natural LNG, Quiquirire Gas, S.A., El Andalus, Refinería del Norte, S.A., Profertil, Empresas Lipigas, S.A., Pluspetrol Energy, S.A., Petroquiriquire, S.A., Compañía Mega, Gas Natural Group, Alberto Pasqualini REFAP, S.A., BP Amoco Trinidad & Tobago, LLG, Atlantic LNG 2/3 Company of Trinidad & Tobago and Repsol Occidental Corporation.

Under U.S. GAAP, these entities would be accounted for under the equity method. The consolidation of these companies by the proportional consolidation method has no effect on net income or shareholders’ equity. The detail of the amounts included under the main headings in the consolidated financial statements as a result of the proportionate consolidation of the joint ventures at 31 December 2006, 2005 and 2004, is detailed in Note 25. We disclose in this caption the effects in the Cash flow operating activities, investing activities and financing activities:

	Millions of Euros
	2006	2005	2004
Cash flow operating activities	811	804	862
Cash flow investing activities	(501)	(612)	(704)
Cash flow from financing activities	(463)	(243)	(125)

Net change in cash and cash equivalents	(153)	(51)	33

Significant jointly controlled entity

For the year ended 31 December 2006, Gas Natural SDG, S.A. is considered to be a significant jointly controlled entity of Repsol YPF in which the Group holds a 30,847% interest. The summarized financial information provided by this subsidiary to the Group, under IFRS, at 31 December 2006, 2005 and 2004 is as follows:

	Millions of Euros
	2006	2005	2004
Total fixed and other non-current asset	10,550	10,468	8,611
Total current assets	2,805	3,244	2,386

Total assets	13,355	13,712	10,997

Shareholders’ Equity	5,996	5,766	4,791
Total non-current liabilities	4,421	5,019	3,603
Total current liabilities	2,938	2,927	2,603

Total liabilities and Shareholders’ Equity	13,355	13,712	10,997

	Millions of Euros
	2006	2005	2004
Operating revenues	10,472	8,635	6,353
Operating expenses	9,209	7,666	5,491
Income before income tax and minority interests	1,231	1,068	926
Net Income	929	827	642

p)	New accounting standards

SFAS No. 159—In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. It requires that unrealized gains and losses on items for which the fair value option has been elected be recorded in net income. The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 will be effective 1 January 2008, and retrospective application is not permitted. If Repsol YPF elects to apply the fair value option to any eligible items that exist at 1 January 2008, the effect of the first re-measurement to fair value would be reported as a cumulative effect adjustment to the opening balance of retained earnings. Repsol YPF is currently evaluating the provisions of this statement.

SFAS No. 157—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS No. 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements but may require some entities to change their measurement practices. SFAS No. 157 will be effective 1 January 2008, with early application permitted. Repsol YPF is currently evaluating the provisions of this statement.

FSP No. AUG AIR-1—In September 2006, the FASB issued FASB Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. Repsol YPF expenses such costs in the same annual period as incurred. As such, adoption of FSP No. AUG AIR-1 will have no impact on Repsol YPF’s annual consolidated financial statements. The FSP is effective on 1 January 2007 for Repsol YPF. Repsol YPF is currently evaluating the effect of this FSP on the consolidated results of operations, financial position or cash flows.

FIN No. 48—In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” (SFAS No. 109). FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, transition and disclosure. The provisions of FIN No. 48 are effective 1 January 2007 for Repsol YPF. Repsol YPF is currently evaluating the effect of this statement on the consolidated results of operations, financial position or cash flows.

SFAS No. 156—In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets,” (SFAS No. 156)—An Amendment of FASB Statement No. 140. This statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” (SFAS No. 140) with respect to the accounting for separately recognized servicing assets and servicing liabilities. Repsol YPF is required to adopt SFAS No. 156 effective 1 January 2007 Repsol YPF is currently evaluating the effect of this statement on the consolidated results of operations, financial position or cash flows.

SFAS No. 155—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” (SFAS No. 155)—An Amendment of FASB Statements No. 133 and 140. SFAS No. 155 simplifies the accounting for certain hybrid financial instruments, eliminates the interim FASB guidance which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (SFAS No. 133) and eliminates the restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. For Repsol YPF, SFAS No. 155 is effective for all financial instruments acquired or issued on or after 1 January 2007. Repsol YPF is currently evaluating the effect of this statement on the consolidated results of operations, financial position or cash flows.

(42)	REPSOL INTERNATIONAL FINANCE, B.V. SUMMARIZED FINANCIAL INFORMATION

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

Balance Sheets at 31 December 2006 and 2005

	Millions of Euros
At 31 December 2006	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	625	—	21,302	1,548	23,475
Investment property	—	—	34	—	34
Goodwill	—	—	1,103	2,319	3,422
Other intangible assets	29	—	1,042	85	1,156
Available-for-sale financial assets	—	—	249	—	249
Investments accounted for using the equity method	16,519	358	1,307	(17,663)	521
Financial assets	542	3,751	1,395	(4,170)	1,518
Deferred tax assets	1,588	6	1,044	(1,725)	913

	19,303	4,115	27,476	(19,606)	31,288

CURRENT ASSETS
Inventories	16	—	3,889	(31)	3,874
Trade and other receivables	540	13	8,696	(2,436)	6,813
Income tax receivable	254	—	127	1	382
Liquid financial assets
Current financial assets	1,333	1,088	5,431	(7,565)	287
Cash and cash equivalents	1,257	135	934	231	2,557

	3,400	1,236	19,077	(9,800)	13,913

TOTAL ASSETS	22,703	5,351	46,553	(29,406)	45,201

SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Equity attributable to shareholders of the Parent	17,433	1,253	14,323	(15,576)	17,433
Minority interests	—	—	425	184	609

	17,433	1,253	14,748	(15,392)	18,042
NON-CURRENT LIABILITIES
Preference shares	—	—	3,445	—	3,445
Non-current bank borrowings and other financial liabilities	3,364	3,392	2,111	(1,829)	7,038
Deferred tax liabilities	294	—	1,954	459	2,707
Non-current provisions for contingencies and expenses	210	—	2,542	(92)	2,660
Other non-current liabilities	50	2	1,650	(468)	1,234

	3,918	3,394	11,702	(1,930)	17,084

CURRENT LIABILITIES
Current bank borrowings and other financial liabilities	540	640	9,966	(9,590)	1,556
Trade and other payables	666	41	9,375	(2,492)	7,590
Income tax payable	142	23	469	(2)	632
Current provisions for contingencies and expenses	4	—	293	—	297

	1,352	704	20,103	(12,084)	10,075

TOTAL EQUITY AND LIABILITIES	22,703	5,351	46,553	(29,406)	45,201

	Millions of Euros
At 31 December 2005	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	585	—	20,123	2,596	23,304
Investment property	—	—	54	0	54
Goodwill	—	—	1,210	2,563	3,773
Other intangible assets	19	—	1,076	(92)	1,003
Available-for-sale financial assets	—	—	1	—	1
Investments accounted for using the equity method	16,673	364	1,381	(18,019)	399
Financial assets	584	4,201	1,409	(4,448)	1,746
Deferred tax assets	1,540	6	1,074	(1,423)	1,197

	19,401	4,571	26,328	(18,823)	31,477
CURRENT ASSETS
Inventories	3	—	3,767	(40)	3,730
Trade and other receivables	839	8	8,817	(2,823)	6,841
Income tax receivable	448	—	644	(506)	586
Liquid financial assets
Current financial assets	1,063	1,375	5,602	(7,539)	501
Cash and cash equivalents	1,238	235	1,173	1	2,647

	3,591	1,618	20,003	(10,907)	14,305

TOTAL ASSETS	22,992	6,189	46,331	(29,730)	45,782

SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Equity attributable to shareholders of the Parent	16,262	1,096	13,956	(15,052)	16,262
Minority interests	—	—	388	140	528

	16,262	1,096	14,344	(14,912)	16,790
NON-CURRENT LIABILITIES
Preference shares	—	—	3,485	—	3,485
Non-current bank borrowings and other financial liabilities	4,642	3,162	2,605	(4,173)	6,236
Deferred tax liabilities	287	—	2,305	788	3,380
Non-current provisions for contingencies and expenses	323	—	2,485	70	2,878
Other non-current liabilities	58	4	1,933	(291)	1,704

	5,310	3,166	12,813	(3,606)	17,683
CURRENT LIABILITIES
Current bank borrowings and other financial liabilities	650	1,878	7,915	(7,742)	2,701
Trade and other payables	690	37	8,950	(1,894)	7,783
Income tax payable	80	12	2,044	(1,501)	635
Current provisions for contingencies and expenses	—	—	265	(75)	190

	1,420	1,927	19,174	(11,212)	11,309

TOTAL EQUITY AND LIABILITIES	22,992	6,189	46,331	(29,730)	45,782

Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004

	Millions of Euros
2006	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
REVENUE
Sales	—	—	73,944	(22,589)	51,355
Other income	917	—	3,652	(844)	3,725

	917	—	77,596	(23,433)	55,080
EXPENSES
Materials used	(296)	—	(55,266)	20,445	(35,117)
Staff costs	(202)	—	(1,476)	4	(1,674)
Depreciation and amortisation charge	(53)	—	(2,726)	(315)	(3,094)
Other expenses	(365)	(1)	(11,936)	3,018	(9,284)

	(916)	(1)	(71,404)	23,152	(49,169)
PROFIT FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS	1	(1)	6,192	(281)	5,911
FINANCE COSTS	(139)	57	(264)	(136)	(482)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	(138)	56	5,928	(417)	5,429
Income tax	276	(15)	(2,414)	(67)	(2,220)
Share of results of companies accounted for using the equity method	2,986	252	54	(3,153)	139

PROFIT FOR THE YEAR	3,124	293	3,568	(3,637)	3,348
Profit attributable to minority interest	—	—	(172)	(52)	(224)

Profit attributable to the Parent	3,124	293	3,396	(3,689)	3,124

	Millions of euros
2005	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
REVENUE
Sales	—	—	68,080	(20,056)	48,024
Other income	1,337	—	3,548	(1,864)	3,021

	1,337	—	71,628	(21,920)	51,045
EXPENSES
Materials used	(469)	—	(50,804)	18,761	(32,512)
Staff costs	(201)	—	(1,335)	(6)	(1,542)
Depreciation and amortisation charge	(44)	—	(2,151)	(255)	(2,450)
Other expenses	(605)	(2)	(10,622)	2,849	(8,380)

	(1,319)	(2)	(64,912)	21,349	(44,884)
PROFIT FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS	18	(2)	6,716	(571)	6,161
FINANCE COSTS	(220)	51	(365)	(188)	(722)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	(202)	49	6,351	(759)	5,439
Income tax	(123)	(16)	(2,660)	467	(2,332)
Share of results of companies accounted for using the equity method	3,445	108	84	(3,520)	117

PROFIT FOR THE YEAR	3,120	141	3,775	(3,812)	3,224
Profit attributable to minority interest	—	—	(41)	(63)	(104)

Profit attributable to the Parent	3,120	141	3,734	(3,875)	3,120

	Millions of Euros
2004	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
REVENUE
Sales	—	—	53,529	(15,256)	38,273
Other income	1,111	—	2,360	(1,452)	2,019

	1,111	—	55,889	(16,708)	40,292
EXPENSES
Materials used	(309)	—	(38,668)	14,057	(24,920)
Staff costs	(215)	—	(1,116)	1	(1,330)
Depreciation and amortisation charge	(44)	—	(2,151)	(173)	(2,368)
Other expenses	(605)	(5)	(9,003)	2,625	(6,988)

	(1,173)	(5)	(50,939)	16,511	(35,606)
PROFIT FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS	(62)	(5)	4,950	(197)	4,686
FINANCE COSTS	(265)	97	(117)	(339)	(624)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	(327)	92	4,833	(536)	4,062
Income tax	555	(12)	(1,867)	(303)	(1,627)
Share of results of companies accounted for using the equity method	2,186	123	105	(2,283)	131

PROFIT FOR THE YEAR	2,414	203	3,071	(3,122)	2,566
Profit attributable to minority interests	—	—	(107)	(45)	(152)

Profit attributable to the Parent	2,414	203	2,964	(3,167)	2,414

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

	Millions of Euros
2006	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
I. Cash flows from operating activities
Profit before tax	2,848	308	5,810	(3,622)	5,344
Adjustments for:
Minority interests	—	—	172	52	224
Results of companies accounted for using the equity method	(2,986)	(252)	(54)	3,153	(139)
Depreciation and amortisation charge	53	—	2,734	307	3,094
Net provisions recognised	(47)	—	1,053	(6)	1,000
Proceeds from disposal of non-trade assets	(48)	—	(227)	22	(253)
Accrued Finance costs	139	(57)	264	136	482
Other adjustments	—	(2)	(697)	—	(699)

Subtotal	(41)	(3)	9,055	42	9,053
Actual changes in working capital	149	36	(1,570)	925	(460)
Dividends received from companies accounted for using the equity method	—	—	98	38	136
Income taxes paid	194	(16)	(2,834)	420	(2,236)
Provisions used	(60)	—	(395)	—	(455)

	242	17	4,354	1,425	6,038
II. Cash flows from investing activities
Investments	(321)	(55)	(5,935)	574	(5,737)
Divestments	79	187	541	(292)	515

	(242)	132	(5,394)	282	(5,222)
III. Cash flows from financing activities
Net financial liabilities received (settled)	(1,146)	(909)	417	1,817	179
Finance costs paid	(223)	312	(116)	(569)	(596)
Grants and other non-current liabilities settled and other	2,120	425	2,042	(4,302)	285
Dividends paid	(732)	—	(1,443)	1,350	(825)

	19	(172)	900	(1,704)	(957)
Cash and cash equivalents at the beginning of the year	1,238	234	1,173	2	2,647
Net balance of cash flows (I, II, III)	19	(23)	(140)	3	(141)
Other changes in cash and cash equivalents:
Due to inclusion of companies	—	—	7	(5)	2
Due to exchange rate effect	—	(76)	(106)	231	49

Cash and cash equivalents at the end of the year	1,257	135	934	231	2,557

	Millions of Euros
2005	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
I. Cash flows from operating activities
Profit before tax	3,244	157	6,393	(4,342)	5,452
Adjustments for:
Minority interests	—	—	41	63	104
Results of companies accounted for using the equity method	3,445	(108)	(84)	3,520	(117)
Depreciation and amortisation charge	44	—	2,165	241	2,450
Net provisions recognised	—	—	83	599	682
Proceeds from disposal of non-trade assets	(9)	—	(166)	—	(175)
Accrued Finance costs	220	(51)	365	188	722
Other adjustments	137	1	288	(405)	21

Subtotal	191	(1)	9,085	(136)	9,139
Actual changes in working capital	286	—	(622)	(464)	(800)
Dividends received from companies accounted for using the equity method	—	—	(648)	733	85
Income taxes paid	(316)	(16)	(1,253)	(603)	(2,188)
Provisions used	(14)	—	(166)	—	(180)

	147	(17)	6,396	(470)	6,056
II. Cash flows from investing activities
Investments	(463)	(125)	(4,160)	1,035	(3,713)
Divestments	46	96	868	(429)	581

	(417)	(29)	(3,292)	606	(3,132)
III. Cash flows from financing activities
Net financial liabilities received (settled)	(2,079)	(1,672)	446	1,090	(2,215)
Finance costs paid	(321)	319	(500)	(54)	(556)
Grants and other non-current liabilities settled and other	2,255	1,534	(2,890)	(1,112)	(213)
Dividends paid	(610)	—	(98)	27	(681)

	(755)	181	(3,042)	(49)	(3,665)
Cash and cash equivalents at the beginning of the year	2,263	115	941	9	3,328
Net balance of cash flows (I, II, III)	(1,025)	135	62	87	(741)
Other changes in cash and cash equivalents:
Due to inclusion of companies	—	—	(16)	61	45
Due to exchange rate effect	—	(16)	186	(155)	15

Cash and cash equivalents at the end of the year	1,238	234	1,173	2	2,647

	Millions of Euros
2004	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
I. Cash flows from operating activities
Profit before tax	1,859	215	4,831	(2,864)	4,041
Adjustments for:
Minority interests	—	—	107	45	152
Results of companies accounted for using the equity method	(2,186)	(123)	(105)	2,283	(131)
Depreciation and amortisation charge	44	—	2,151	173	2,368
Net provisions recognised	161	—	528	(65)	624
Proceeds from disposal of non-trade assets	—	—	(4)	(17)	(21)
Accrued Finance costs	265	97	117	339	624
Other adjustments	70	(5)	(466)	41	(360)

Subtotal	213	(10)	7,159	(65)	7,297
Actual changes in working capital	(270)	(20)	(904)	374	(820)
Dividends received from companies accounted for using the equity method	—	—	42	—	42
Income taxes paid	283	(2)	(2,320)	—	(2,039)
Provisions used	—	—	(166)	—	(166)

	226	(32)	3,811	309	4,314
II. Cash flows from investing activities
Investments	(460)	(5)	(4,134)	852	(3,747)
Divestments	11	2,420	1,002	(3,172)	261

	(449)	2,415	(3,132)	(2,320)	(3,486)
III. Cash flows from financing activities
Net financial liabilities received (settled)	(2,892)	75	(809)	2,515	(1,111)
Finance costs paid	(419)	(302)	(322)	440	(603)
Grants and other non-current liabilities settled and other	4,783	(2,159)	725	(3,298)	51
Dividends paid	(488)	—	(2,336)	2,289	(535)

	984	(2,386)	(2,742)	1,946	(2,198)
Cash and cash equivalents at the beginning of the year	1,502	118	3,078	—	4,698
Net balance of cash flows (I, II, III)	761	(3)	(2,063)	(65)	(1,370)
Other changes in cash and cash equivalents:
Due to inclusion of companies	—	—	—	—	—
Due to exchange rate effect	—	—	—	—	—

Cash and cash equivalents at the end of the year	2,263	115	1,015	(65)	3,328

Differences between IFRS and Generally Accepted Accounting Principles in the United States of America

		Net Income
		2006
Millons of Euros	Item # (*)	Repsol YPF, S.A.	RIF	Rest of companies and consolidating adjustments	Total
Amounts per accompanying consolidated financial statements under IFRS:		3,124	293	(69)	3,348
Of the Minority interests		—	—	(224)	(224)

Of the Parent Company		3,124	293	(293)	3,124

Increase (decrease) due to:
Effects of the application of the IFRS 1:

Elimination of legal restatements of property, plant and equipment	1	—	—	14	14
Deferred tax liability	2
- Fixed asset gross up due to tax basis difference	2.1	(149)	—	(4)	(153)
- Deferred tax liability due to fixed asset gross up	2.2	149	—	4	153
- Deferred tax liability for business combination	2.3	(111)	—	(4)	(115)
Business combinations and goodwill	3	—	—	—	—
Andina asset swap	4	(5)	—	—	(5)
Translation differences related to disposals	5	—	—	—	—
Accounting for Oil’s Avoid Premium Surcharge (APS)	6	—	—	—	—

Differences between IFRS and U.S. GAAP:

Impairment of oil and gas assets	7	59	—	102	161
Negative goodwill	8	—	—	3	3
Revenue recognition	9	—	—	1	1
Pension and post-retirement benefits	10	—	—	(5)	(5)
Tax impact of foreign currency changes in non-monetary assets	11	—	—	(153)	(153)
Inventories	12	—	—	—	—
Asset retirement obligations	13	—	—	—	—
Compensation arrangements	14	—	—	—	—
Borrowing costs	15	—	—	44	44
U.S. GAAP adjustments of equity investees	16	16	—	(26)	(10)
Tax effect of the above adjustments	17	(7)	—	(80)	(87)

Amounts under U.S. GAAP		3,076	293	(397)	2,972

(*)	See Note 41 Differences between IFRS and Generally Accepted Accounting Principles in the United States of America

		Shareholders Equity
		2006
Millions of Euros	Item # (*)	Repsol YPF, S.A.	RIF	Rest of companies and consolidating adjustments	Total
Amounts per accompanying consolidated financial statements under IFRS:		17,433	1,253	(644)	18,042
Of the Minority interests		—	—	(609)	(609)

Of the Parent Company		17,433	1,253	(1,253)	17,433

Increase (decrease) due to:
Effects of the application of the IFRS 1:

Elimination of legal restatements of property, plant and equipment	1	—	—	(86)	(86)
Deferred tax liability	2
- Fixed asset gross up due to tax basis difference	2.1	838	—	48	886
- Deferred tax liability due to fixed asset gross up	2.2	(838)	—	(48)	(886)
- Deferred tax liability for business combination	2.3	639	—	43	682
Business combinations and goodwill	3
- Goodwill amortization life	3.1	(74)	—	—	(74)
- Direct expenses capitalized as goodwill	3.2	22	—	—	22
- Pre-acquisition contingencies	3.3	(209)	—	—	(209)
- Exchange tender offers	3.4	162	—	—	162
- Reversal of goodwill amortization	3.5	334	—	—	334
- Goodwill impairment	3.6	(870)	—	—	(870)
Andina asset swap	4	62	—	—	62
Translation differences related to disposals	5	—	—	—	—
Accounting for Oil’s Avoid Premium Surcharge (APS)	6	—	—	—	—

Differences between IFRS and U.S. GAAP:

Impairment of oil and gas assets	7	(188)	—	17	(171)
Negative goodwill	8	—	—	(25)	(25)
Revenue recognition	9	—	—	(47)	(47)
Pension and post-retirement benefits	10	—	—	(14)	(14)
Tax impact of foreign currency changes in non-monetary assets	11	—	—	744	744
Planned major maintenance activities		—	—	—	—
Inventories	12	—	—	—	—
Asset retirement obligations	13	—	—	(11)	(11)
Compensation arrangements	14	—	—	—	—
Borrowing costs	15	—	—	73	73
U.S. GAAP adjustments of equity investees	16	126	—	372	498
Tax effect of the above adjustments	17	(13)	—	(18)	(31)

Amounts under U.S. GAAP		17,424	1,253	(205)	18,472

(*)	See Note 41 Differences between IFRS and Generally Accepted Accounting Principles in the United States of America

		Net Income
		2005
Millions of euros	Item # (*)	Repsol YPF, S.A.	RIF	Rest of Companies and consolidating adjustments	Total
Amounts per accompanying consolidated financial statements under IFRS:		3,120	141	(37)	3,224
Of the Minority Interest		—	—	(104)	(104)

Of the Parent Company		3,120	141	(141)	3,120

Increase (decrease) due to:
Effects of the application of the IFRS 1:

Elimination of legal restatements of property, plant and equipment	1	—	—	44	44
Deferred tax liability	2
- Fixed asset gross up due to tax basis difference	2.1	(207)	—	(2)	(209)
- Deferred tax liability due to fixed asset gross up	2.2	207	—	2	209
- Deferred tax liability for business combination	2.3	(83)	—	—	(83)
Andina Asset Swap	4	(2)	—	—	(2)
Translation differences related to disposals	5	(24)	—	—	(24)

Differences between IFRS and U.S. GAAP:

Impairment of assets	7	(132)	—	66	(66)
Negative goodwill	8	—	—	(28)	(28)
Revenue recognition	9	—	—	3	3
Pension and post-retirement benefits	10	—	—	(8)	(8)
Tax impact of foreign currency changes in non-monetary assets of YPF	11	—	—	(109)	(109)
Inventories	12	—	—	4	4
Asset retirement obligations	13	—	—	(3)	(3)
Compensation arrangements	14	(1)	—	—	(1)
Borrowing costs	15		—	28	28
U.S. GAAP adjustments of equity investees	16	20	—	(56)	(36)
Tax effect of the above adjustments	17	(6)	—	(44)	(50)

Amounts under U.S. GAAP before cumulative effect of a change in accounting principle:		2,892	141	(244)	2,789
Cumulative effect of a change in accounting principle:
Planned major maintenance activities		—	—	112	112
Tax effect of the above adjustments	17	—	—	(40)	(40)

Amounts under U.S. GAAP		2,892	141	(172)	2,861

(*)	See Note 41 Differences between IFRS and Generally Accepted Accounting Principles in the United States of America

		Shareholders’ equity
		2005
Millions of euros	Item # (*)	Repsol YPF, S.A.	RIF	Rest of Companies and consolidating adjustments	Total
Amounts per accompanying consolidated financial statements under IFRS:		16,262	1,096	(568)	16,790
Of the Minority Interest		—	—	(528)	(528)

Of the Parent Company		16,262	1,096	(1,096)	16,626

Increase (decrease) due to:
Effects of the application of the IFRS 1:

Elimination of legal restatements of property, plant and equipment	1	—	—	(100)	(100)
Deferred tax liability	2
- Fixed asset gross up due to tax basis difference	2.1	1,114	—	58	1,172
- Deferred tax liability due to fixed asset gross up	2.2	(1,114)	—	(58)	(1,172)
- Deferred tax liability for business combination	2.3	893	—	9	902
Business combinations and goodwill	3
- Goodwill amortization life	3.1	(82)	—	—	(82)
- Direct expenses capitalized as goodwill	3.2	25	—	—	25
- Pre-acquisition contingencies related to YPF	3.3	(233)	—	—	(233)
- Exchange tender offers	3.4	179	—	—	179
- Reversal of goodwill amortization	3.5	370	—	—	370
- Goodwill impairment	3.6	(968)	—	—	(968)
Andina Asset Swap	4	75	—	—	75

Differences between IFRS and U.S. GAAP:

Impairment of assets	7	(144)	—	(221)	(365)
Negative goodwill	8	—	—	(28)	(28)
Revenue recognition	9	—	—	(48)	(48)
Pension and post-retirement benefits	10	—	—	4	4
Tax impact of foreign currency changes in non-monetary assets of YPF	11	—	—	987	987
Asset retirement obligations	13	—	—	(8)	(8)
Borrowing costs	15		—	29	29
U.S. GAAP adjustments of equity investees	16	117	—	441	558
Tax effect of the above adjustments	17	(6)	—	59	53

Amounts under U.S. GAAP		16,488	1,096	28	17,612

(*)	See Note 41 Differences between IFRS and Generally Accepted Accounting Principles in the United States of America

		Net Income
		2004
Millions of euros	Item # (*)	Repsol YPF, S.A.	RIF	Rest of Companies and consolidating adjustments	Total
Amounts per accompanying consolidated financial statements under IFRS:		2,414	203	(51)	2,566
Of the Minority Interest		—	—	(152)	(152)

Of the Parent Company		2,414	203	(203)	2,414

Increase (decrease) due to:
Effects of the application of the IFRS 1:

Elimination of legal restatements of property, plant and equipment	1	—	—	13	13
Deferred tax liability	2
- Fixed asset gross up due to tax basis difference	2.1	(158)	—	(2)	(160)
- Deferred tax liability due to fixed asset gross up	2.2	158	—	2	160
- Deferred tax liability for business combination	2.3	(83)	—	—	(83)
Andina Asset Swap	4	(2)	—	—	(2)
Translation differences related to disposals	5	—	—	—	—
Accounting for OIL’s Avoid Premium Surcharge (APS)	6	—	—	(7)	(7)

Differences between IFRS and U.S. GAAP:

Impairment of assets	7	(17)	—	(190)	(207)
Negative goodwill	8	—	—	—	—
Revenue recognition	9	—	—	1	1
Pension and post-retirement benefits	10	—	—	(4)	(4)
Tax impact of foreign currency changes in non-monetary assets of YPF	11	—	—	(111)	(111)
Planned major maintenance activities		—	—	(33)	(33)
Inventories	12	—	—	(4)	(4)
Asset retirement obligations	13	—	—	5	5
Compensation arrangements	14	(4)	—	—	(4)
U.S. GAAP adjustments of equity investees	16	20	—	(57)	(37)
Tax effect of the above adjustments	17	(10)	—	12	2

Amounts under U.S. GAAP		2,318	203	(578)	1,943

(*)	See Note 41 Differences between IFRS and Generally Accepted Accounting Principles in the United States of America

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method(4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Repsol Petróleo, S.A.	Spain	Repsol YPF, S.A.	—	Refining	F.C.	99.97	99.97	217.6	583.1	746.6	(520.0)	1,027.0
Repsol YPF Lubricantes y Especialidades, S.A.	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Production and marketing of derivative products	F.C.	100.00	100.00	5.4	26.8	(53.0)	—	(20.8)
Euroboxes, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Operation of workshops and other activities	E.M.	100.00	100.00	0.1	—	0.08	—	0.1
Repsol YPF Productos y Servicios Petrolíferos, S.A	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Airport services	F.C.	100.00	100.00	0.1	0.3	0.8	—	1.2
Repsol Eléctrica de Distribución, S.L.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A.	Electric power distribution and supply	F.C.	100.00	100.00	0.1	1.1	0.8	—	2.0
Asfaltos Españoles, S.A.	Spain	Repsol Petróleo, S.A.	—	Asphalts	P.C.	50.00	50.00	8.5	9.0	0.3	—	8.9
Proyectos Integrados Energéticos, S.A.	Spain	Repsol Petróleo, S.A.	—	Electricity and natural gas	F.C.	100.00	100.00	6.0	9.0	2.0	—	17.0
Servicios de seguridad Mancomunados (SESEMA)	Spain	Repsol Petróleo, S.A.	Repsol Butano, S.A. y Repsol Química, S.A.	Security	F.C.	100.00	100.00	0.4	(0.1)	(0.1)	—	0.2
Compañía Auxiliar de Remolcadores y Buques Especiales, S.A. (CARSA)	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A./PETRONOR	Tug boats	F.C.	100.00	100.00	0.1	(2.5)	4.9	—	2.5
Repsol YPF Trading y Transportes, S.A. (RYTTSA)	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Trading of oil products	F.C.	100.00	100.00	0.1	24.5	32.5	—	57.1

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method(4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
RYTTSA Singapore	Cayman Islands	Repsol YPF Trading y Transportes, S.A.	—	Trading of oil products	F.C.	100.00	100.00	0.1	(0.7)	(0.7)	—	(1.3)
Repsol Overzee Finance, B.V.	Netherlands	Repsol YPF, S.A.	—	Portfolio company	F.C.	100.00	100.00	119.1	(20.9)	22.0	—	120.1
Atlantic 2/3 Holdings, Llc.	Trinidad & Tobago	Repsol Overzee Finance, B.V.	—	Portfolio company	P.C.	25.00	25.00	105.7	—	139.3	(139.3)	26.4
Atlantic LNG 2/3 Company of Trinidad & Tobago (2)	Trinidad & Tobago	Atlantic 2/3 Holdings, Llc.	—	Gas supply and/or logistics	P.C.	25.00	100.00	105.7	110.6	49.7	(124.1)	35.5
Atlantic 4 Holdings, Llc.	Trinidad & Tobago	Repsol Overzee Finance, B.V.	—	Portfolio company	E.M.	22.22	22.22	191.3	—	—	—	42.5
Atlantic 4 LNG Company of Trinidad & Tobago(3)	Trinidad & Tobago	Atlantic 4 Holdings, Llc.	—	Construction of liquefaction plant	E.M.	22.22	100.00	191.3	(2.7)	(78.6)	—	24.5
Repsol LNG T & T, Ltd.	Trinidad & Tobago	Repsol Overzee Finance, B.V.	—	Marketing of natural gas	F.C.	100.00	100.00	4.1	(3.8)	2.7	—	3.0
Repsol E&P T&T Limited	Trinidad & Tobago	Repsol Overzee Finance, B.V.	—	Oil and gas exploration and production	F.C.	100.00	100.00	57.6	0.7	(14.9)	—	43.4
Repsol LNG, S.L.	Spain	Repsol YPF, S.A.	Repsol comercializadora de Gas, S.A.	Marketing of gas	F.C.	100.00	100.00	0.1	0.3	2.6	—	3.0
Gastream México S.A. de C.V.	Mexico	Repsol YPF, S.A.	Repsol LNG, S.L.	Other	F.C.	100.00	100.00	9.9	(3.0)	(3.2)	—	3.7
Pacific LNG Bolivia S.R.L.	Bolivia	Repsol YPF, S.A.	—	Oil and gas exploration and production	E.M.	37.50	37.50	1.2	(1.2)	—	—	—
Repsol Comercializadora de Gas, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Marketing of natural gas	F.C.	100.00	100.00	0.4	0.4	2.3	—	3.1

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method(4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Repsol Butano, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	L.P.G. marketing	F.C.	100.00	100.00	58.7	321.5	30.4	—	410.6
Repsol Maroc, S.A.	Morocco	Repsol Butano, S.A.	—	Marketing of gas	E.M.	100.00	100.00	1.3	(1.9)	—	—	(0.6)
National Gaz	Morocco	Repsol Butano, S.A.	—	L.P.G. marketing	E.M.	100.00	100.00	0.5	1.5	(0.2)	—	1.8
Repsol YPF Gas, S.A.	Argentina	Repsol Butano, S.A.	—	L.P.G. marketing	F.C.	85.00	85.00	20.0	3.8	7.0	—	26.2
Comsergas, Compañía Servicios Industriales de Gas Licuado, S.A.	Argentina	Repsol YPF Gas, S.A.	—	Gas installation work	F.C.	52.70	62.00	0.5	(0.1)	0.0	—	0.2
Gas Austral, S.A.	Argentina	Repsol YPF Gas, S.A.	—	L.P.G. marketing	E.M.	42.50	50.00	—	0.6	0.1	(0.1)	0.3
Mejorgas, S.A.	Argentina	Repsol YPF Gas, S.A.	Poligas Luján, S.A.	L.P.G. marketing	E.M.	75.73	100.00	0.2	(0.6)	(0.0)	—	(0.3)
Duragas, S.A.	Ecuador	Repsol Butano, S.A.	—	L.P.G. marketing	F.C.	100.00	100.00	5.6	9.0	3.6	—	18.1
Servicio de Mantenimiento y Personal—SEMAPESA	Ecuador	Repsol Butano, S.A.	—	Maintenance and personnel services	F.C.	100.00	100.00	—	0.2	(0.1)	—	0.1
Repsol Gas Portugal, S.A.	Portugal	Repsol Butano, S.A.	—	L.P.G. marketing	F.C.	100.00	100.00	0.9	40.3	15.7	—	56.9
Spelta Soc. Unipessoal Lda.	Portugal	Repsol Gas Portugal, S.A.	—	L.P.G. marketing	E.M.	100.00	100.00	—	0.8	0.6	—	1.4
Saaga, S.A.	Portugal	Repsol Gas Portugal, S.A.	—	L.P.G. marketing	E.M.	25.07	25.07	1.0	4.5	0.3	—	1.5
Repsol Butano Chile, S.A.	Chile	Repsol Butano, S.A.	Repsol YPF Chile, Limitada	Portfolio company	F.C.	100.00	100.00	104.9	19.4	14.3	—	138.7
Empresas Lipigas, S.A.	Chile	Repsol Butano Chile, S.A.	—	L.P.G. marketing	P.C.	45.00	45.00	76.1	0.1	29.6	(15.7)	40.5
Repsol YPF Comercial del Perú, S.A.	Peru	Repsol Butano, S.A.	—	L.P.G. marketing	F.C.	99.61	99.61	43.3	(7.7)	10.2	—	45.6
Limagás, S.A.	Peru	Repsol YPF Comercial Perú, S.A.	—	L.P.G. distribution	E.M.	29.85	29.97	3.9	4.7	0.7	—	2.8
Repsol YPF Comercial de la Amazonia, SAC	Peru	Repsol YPF Comercial Perú, S.A.	Grupo Repsol YPF del Perú	L.P.G. distribution	F.C.	99.61	100.00	0.9	(0.5)	(0.2)	—	0.2

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method(4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Repsol YPF GLP de Bolivia, S.A.	Bolivia	Repsol Butano, S.A.	R. YPF E&P de Bolivia, S.A./R. YPF Bolivia, S.A.	L.P.G. marketing	F.C.	100.00	100.00	1.9	6.9	0.8	—	9.7
Repsol YPF Gas de Bolivia, S.A.	Bolivia	Repsol YPF GLP de Bolivia S.A.	Repsol YPF E&P S.A.	L.P.G. marketing	F.C.	51.00	51.00	1.4	2.9	0.9	—	2.7
Repsol France	France	Repsol Butano, S.A.	Repsol Química, S.A./Repsol YPF, S.A./Repsol Petróleo,S.A.	Distribution and marketing of oil products	F.C.	100.00	100.00	11.9	(0.9)	(1.6)	—	9.4
Repsol Gas Brasil, S.A.	Brazil	Repsol Butano, S.A.	Repsol YPF Brasil, S.A.	L.P.G. marketing	F.C.	100.00	100.00	7.3	(2.1)	(2.1)	—	3.2
Solgas Distribuidora de Gas, S.L.	Spain	Repsol Butano, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	L.P.G. marketing	F.C.	100.00	100.00	1.1	(0.2)	0.3	—	1.2
Vía Red Servicios Logísticos, S.A.	Spain	Repsol Butano, S.A.	—	Natural gas supply and/or logistics	E.M.	51.00	51.00	2.5	(1.4)	(1.8)	—	(0.4)
Repsol Comercial de Productos Petrolíferos, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A./PETRONOR	Marketing of oil products	F.C.	96.65	99.76	334.8	532.2	179.5	(51.3)	961.8
Repsol Directo, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Campsa Estaciones de Servicio, S.A. — CAMPSARED	Distribution and marketing of oil products	F.C.	96.65	100.00	0.1	(0.2)	1.3	—	1.2
Campsa Estaciones de Servicio, S.A.—CAMPSARED	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Operation and management of service stations	F.C.	96.65	100.00	8.4	18.6	37.8	(26.0)	37.5
Societat Catalana de Petrolis, S.A. (PETROCAT)	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Distribution and marketing of oil products	E.M.	43.68	45.00	15.1	(5.6)	(1.0)	—	3.7

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Air Miles España, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	—	Loyalty-building programs	E.M.	21.75	22.50	0.1	1.5	0.5	—	0.4
Carburants i Derivats, S.A. (CADESA)	Andorra	Repsol Comercial de Productos Petrolíferos, S.A.	—	Distribution of oil derivative products	E.M.	32.14	33.25	0.1	0.9	0.4	—	0.5
Euro 24, S.L.	Spain	Autoclub Repsol S.L.	—	Automotive services	F.C.	48.33	100.00	—	0.2	1.0	—	0.6
Noroil, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	PETRONOR	Distribution and marketing of oil products	F.C.	67.66	70.00	1.5	0.4	0.2	—	1.4
Solred, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF, S.A.	Management of means of payment at service stations	F.C.	96.65	100.00	7.3	6.5	15.4	—	28.2
Gestión de Puntos de Venta, Gespevesa, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	—	Management of service stations	P.C.	48.33	50.00	15.4	3.6	0.6	—	9.5
Terminales Canarios, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	—	Storage and distribution of oil products	P.C.	48.33	50.00	20.8	1.8	1.8	—	11.8
Servicios Logísticos de Combustibles de Aviación, SLU	Spain	Terminales Canarios, S.L.	—	Warehousing and distribution of aviation products	P.C.	48.33	100.00	1.0	(0.8)	0.6	—	0.4
Compañía Logística de Hidrocarburos CLH, S.A.	Spain	Repsol YPF, S.A.	PETRONOR	Transport and storage of oil products	E.M.	24.25	25.00	84.1	164.8	332.8	(100.2)	116.8
CLH Aviación, S.A.(3)	Spain	CLH, S.A.	—	Transport and storage of oil products	E.M.	24.25	100.00	31.7	26.1	6.0	—	15.5
Carbon Black Española, S.A. (CARBESA)	Spain	Repsol YPF, S.A.	Repsol Química, S.A.	No activity	F.C.	100.00	100.00	0.2	2.7	10.5	—	13.4
The Repsol Company of Portugal Ltd.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)	Marketing of oil products	F.C.	100.00	100.00	0.2	2.9	0.1	—	3.2
Repsol Portuguesa, S.A.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)	Distribution and marketing of oil products	F.C.	100.00	100.00	59.0	277.1	14.9	—	351.0

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Concha I—Combustiveis e Lubrificantes, Lda	Portugal	Repsol Portuguesa, S.A.	—	Distribution and marketing of oil products	F.C.	51.00	51.00	0.0	0.1	(0.1)	—	0.0
Gespost	Portugal	Repsol Portuguesa, S.A.	—	Marketing of oil products	F.C.	100.00	99.67	0.0	0.3	0.2	—	0.5
Caiageste—Gestao de Areas de Servicios Ltda.	Portugal	Gespost	—	Operation and management of service stations	E.M.	50.00	50.00	0.0	0.2	(0.1)	—	0.1
Tecnicontrol y Gestión Integral, S.L.	Spain	Repsol YPF, S.A.	Repsol Exploración, S.A.	Property development	F.C.	100.00	100.00	3.5	28.0	0.4	—	31.9
Bahía Bizkaia Electricidad, S.L.	Spain	Repsol YPF, S.A.	—	Energy production	P.C.	25.00	25.00	3.6	104.9	79.1	(32.0)	38.9
Bahía Bizkaia Gas, S.L.	Spain	Repsol YPF, S.A.	—	Maintenance of gasification plants	P.C.	25.00	25.00	6.0	78.6	15.1	(12.0)	21.9
Petróleos del Norte, S.A. (PETRONOR)	Spain	Repsol YPF, S.A.	—	Refining	F.C.	85.98	85.98	120.5	360.7	260.3	(80.0)	568.8
Asfalnor, S.A.	Spain	PETRONOR	—	Distribution and marketing of asphalt products	F.C.	85.98	100.00	0.1	—	0.1	—	0.2
Repsol Exploración, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	24.6	867.3	270.8	(200.0)	962.7
Repsol Exploración Trinidad, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	1.8	12.4	0.2	—	14.4
Repsol YPF Cuba, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	1.9	(0.7)	7.5	—	8.8
Repsol Exploración Colombia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	1.9	(0.7)	(1.3)	—	0.0
Repsol Exploración Argelia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	4.0	262.2	(27.0)	—	239.1
El Andalus LNG Spa.	Spain	Repsol Exploración Argelia, S.A.	Gas Natural Exploración, S.L.	Oil and gas exploration and production	P.C.	57.87	80.00	79.4	(2.3)	(41.5)	—	20.6

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Repsol Exploración Murzuq, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	7.8	453.0	448.2	—	909.0
Repsol Oil Operations AG	Libya	Repsol Exploración Murzuq, S.A.	—	Oil and gas exploration and production	F.C.	100.00	100.00	0.1	0.9	0.4	—	1.4
Repsol Inco AG	Switzerland	Repsol Exploración Murzuq, S.A.	—	Oil and gas exploration and production	E.M.	40.00	40.00	0.1	0.3	—	—	0.1
Repsol YPF Ecuador, S.A.	Spain	Repsol Exploración, S.A.	Repsol Petróleo, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	4.7	(1.6)	(24.2)	—	(21.0)
Repsol YPF OCP de Ecuador, S.A.	Spain	Repsol YPF Ecuador, S.A.	Repsol Exploración Tobago, S.A.	Portfolio company	F.C.	100.00	100.00	0.1	16.8	2.5	—	19.4
Oleoducto de Crudos Pesados, Ltd.	Cayman Islands	Repsol YPF OCP de Ecuador, S.A.	—	Other	E.M.	29.66	29.66	76.3	(12.2)	2.8	—	19.8
Repsol Exploración Securé, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	1.9	(0.5)	—	—	1.4
Repsol Exploración Perú, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	15.8	111.6	10.6	—	138.0
Perú LNG Company, Llc.	Peru	Repsol Exploración Perú, S.A.	—	Gas supply and/or logistics	E.M.	20.00	20.00	182.6	(15.1)	(11.2)	—	31.3
TGP, S.A.	Peru	Perú Pipeline Holding Co. LLC	—	Gas supply and/or logistics	E.M.	10.00	10.00	158.2	5.7	4.2	—	16.8
Repsol YPF Oriente Medio, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	0.2	(0.1)	(13.7)	—	(13.6)
Repsol Exploración México S.A. de C.V.	Mexico	Repsol Exploración, S.A.	—	Oil and gas exploration and production	F.C.	100.00	100.00	16.9	14.3	(8.5)	—	22.7
Servicios Administrativos Cuenca de Burgos S.A. de C.V.	Mexico	Repsol Exploración, S.A.	—	Oil and gas exploration and production	F.C.	100.00	100.00	—	0.1	0.0	—	0.1

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method(4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Repsol Exploración Kazakhstán, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	0.2	(0.1)	(1.3)	—	(1.1)
Repsol Exploración Tobago, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	0.2	(0.1)	(0.3)	—	(0.2)
Repsol Exploración Sierra Leona, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	2.8	(1.4)	(0.9)	—	0.5
Repsol Exploración Suriname, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	—	—	4.3	—	4.3
Termobarrancas, C.A.	Venezuela	Repsol Exploración, S.A.	—	Oil and gas exploration and production	F.C.	100.00	100.00	5.9	(1.9)	(4.2)	—	(0.1)
Repsol Exploración Venezuela, B.V.	Netherlands	Repsol Exploración, S.A.	—	Portfolio company	F.C.	100.00	100.00	208.4	(151.4)	47.5	—	104.5
Calio LLC	Venezuela	Repsol Exploración Venezuela, B.V.	—	Oil and gas exploration and production	F.C.	100.00	100.00	15.8	1.6	4.7	—	22.1
Repsol YPF Venezuela, S.A.	Venezuela	Repsol Exploración Venezuela, B.V.	—	Oil and gas exploration and production	F.C.	100.00	100.00	12.5	28.0	126.1	—	166.6
Repsol YPF Venezuela Gas	Venezuela	Repsol YPF Venezuela, S.A.	—	Oil and gas exploration and production	F.C.	100.00	100.00	—	0.4	(2.7)	—	(2.3)
Cardón IV	Venezuela	Repsol YPF Venezuela Gas S.A.	—	Oil and gas exploration and production	P.C.	50.00	50.00	—	—	(9.8)	—	(4.9)

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Petroquiriquire, S.A.	Venezuela	Repsol YPF Venezuela, S.A.	—	Oil and gas exploration and production	P.C.	40.00	40.00	0.4	—	114.5	—	45.9
Quiriquire Gas, S.A.	Venezuela	Repsol YPF Venezuela, S.A.	—	Oil and gas exploration and production	P.C.	60.00	60.00	0.4	—	—	—	0.2
Repsol Exploración Guinea, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	0.1	1.9	(1.7)	—	0.2
BPRY Caribbean Ventures LLC	Trinidad & Tobago	Repsol Exploración, S.A.	—	Portfolio company	P.C.	30.00	30.00	929.3	(1,408.4)	607.4	—	38.5
BP Amoco Trinidad & Tobago, LLG	Trinidad & Tobago	BPRY Caribbean Ventures LLC	—	Oil and gas exploration and production	P.C.	30.00	100.00	128.3	(947.4)	723.1	(607.4)	(211.0)
Dubai Marine Areas, Ltd. (DUMA)	UK	Repsol Exploración, S.A.	—	Oil and gas exploration and production	P.C.	50.00	50.00	—	125.2	(107.6)	—	8.8
Repsol Investigaciones Petrolíferas, S.A.	Spain	Repsol Exploración, S.A.	—	Oil and gas exploration and production	F.C.	100.00	100.00	225.9	353.2	19.9	—	599.0
EniRepsa Gas Limited	Saudi Arabia	Repsol Exploración, S.A.	—	Gas supply and/or logistics	E.M.	30.00	30.00	69.1	(29.6)	(4.8)	—	10.4
Repsol USA Holdings Corp	US	Repsol Exploración, S.A.	—	Oil and gas exploration and production	F.C.	100.00	100.00	1,750.4	—	(57.5)	—	1,692.9
Repsol Services Company	US	Repsol USA Holdings Corp	—	Oil and gas exploration and production	F.C.	100.00	100.00	—	—	(0.1)	—	(0.1)
Repsol E&P USA, Inc.	US	Repsol USA Holdings Corp	—	Oil and gas exploration and production	F.C.	100.00	100.00	1,750.4	(7.2)	(49.1)	—	1,694.2

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Repsol Energy North America Corp.	US	Repsol USA Holdings Corp	—	L.N.G. marketing	F.C.	100.00	100.00	—	—	(1.2)	—	(1.2)
Repsol Offshore E&P Inc.	US	Repsol USA Holdings Corp	—	Oil and gas exploration and production	F.C.	100.00	100.00	—	—	—	—	—
West Siberian Resources Ltd.	Russia	Repsol Exploración, S.A.	—	Gas supply and/or logistics	E.M.	10.12	10.12	329.0	28.4	18.5	—	38.0
Repsol YPF Perú, BV	Netherlands	Repsol YPF, S.A.	—	Portfolio company	F.C.	100.00	100.00	95.2	47.6	24.42	—	167.2
Grupo Repsol YPF del Perú, S.A.C.	Peru	Repsol YPF Perú, B.V.	—	Portfolio company	F.C.	100.00	100.00	0.4	0.5	(0.4)	—	0.4
Refinería La Pampilla, S.A.	Peru	Repsol YPF Perú, B.V.	—	Refining	F.C.	51.03	51.03	111.6	55.8	13.56	—	92.4
Repsol Comercial, S.A.C.	Peru	Refinería La Pampilla, S.A.	—	Marketing of fuels	F.C.	51.03	100.00	21.2	(19.5)	10.54	—	6.2
Repsol YPF Marketing S.A.C.	Peru	Repsol YPF Perú, B.V.	—	Marketing of fuels and specialties	F.C.	100.00	100.00	2.5	(0.2)	3.24	—	5.6
Repsol YPF Comercial del Ecuador, S.A.	Ecuador	Repsol YPF, S.A.	Duragas, S.A.	Marketing of oil and gas	F.C.	100.00	100.00	53.1	(9.0)	1.64	—	45.7
Combustibles Industriales Oil Trader, S.A.	Ecuador	Repsol YPF Comercial Ecuador, S.A.	—	Marketing of oil and gas	F.C.	100.00	100.00	3.9	(2.0)	0.78	—	2.6
Repsol International Finance B.V.	Netherlands	Repsol YPF, S.A.	—	Finance and holding company	F.C.	100.00	100.00	279.6	744.0	293.1	—	1,316.7
Repsol LNG Port of Spain, BV	Netherlands	Repsol International Finance B.V.	—	Portfolio company	F.C.	100.00	100.00	—	—	90.4	—	90.4
Atlantic 1 Holdings, LLC	Trinidad & Tobago	Repsol LNG Port of Spain, BV	—	Portfolio company	E.M.	20.00	20.00	185.2	—	421.4	(421.4)	37.0

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Atlantic LNG Co. of Trinidad & Tobago (3)	Trinidad & Tobago	Atlantic 1 Holdings, LLC	—	Gas supply and/or logistics	E.M.	20.00	100.00	185.2	197.8	340.8	(421.4)	60.5
Repsol International Capital, Ltd.	Cayman Islands	Repsol International Finance B.V.	—	Finance	F.C.	100.00	100.00	0.7	(284.3)	(12.9)	—	(296.5)
Repsol Investeringen, BV	Netherlands	Repsol International Finance B.V.	—	Portfolio company	F.C.	100.00	100.00	—	—	—	—	—
Repsol Netherlands Finance, BV	Netherlands	Repsol International Finance B.V.	Repsol Investeringen, B.V.	Finance	F.C.	100.00	100.00	—	(9.0)	(21.8)	—	(30.8)
Repsol YPF Capital, S.L.	Spain	Repsol International Finance B.V.	Repsol YPF, S.A.	Portfolio company	F.C.	100.00	100.00	463.8	26.0	49.8	—	539.6
Caveant, S.A.	Argentina	Repsol YPF Capital, S.L.	Repsol YPF, S.A.	Investment company	F.C.	100.00	100.00	8.5	63.5	16.4	—	88.4
Gaviota RE	Luxembourg	Repsol International Finance B.V.	Repsol Investeringen, B.V.	Reinsurance	F.C.	100.00	100.00	13.6	—	—	—	13.6
Greenstone Assurance, Ltd.	Bermuda	Gaviota RE	—	Reinsurance	F.C.	100.00	100.00	5.4	—	—	—	5.4
Repsol (UK) Ltd.	UK	Repsol International Finance B.V.	—	In liquidation	E.M.	100.00	100.00	20.3	(19.0)	0.1	—	1.4
Repsol Canada Ltd.	Canada	Repsol International Finance B.V.	—	L.N.G. regasification	F.C.	100.00	100.00	—	1.3	(2.0)	—	(0.7)
Repsol Canada LNG, Ltd.	Canada	Repsol International Finance B.V.	—	L.N.G. regasification	F.C.	100.00	100.00	—	37.0	(6.2)	—	30.8

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Repsol Energy Canada, Ltd.	Canada	Repsol International Finance B.V.	—	L.N.G. marketing	F.C.	100.00	100.00	—	(0.8)	(1.2)	—	(2.0)
Repsol Occidental Corporation	US	Repsol International Finance B.V.	—	Oil and gas exploration and production	P.C.	25.00	25.00	0.4	35.2	152.0	(154.0)	8.4
Repsol Química, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Production and sale of petrochemicals	F.C.	100.00	100.00	60.5	(20.5)	(2.5)	—	37.5
Polidux, S.A.	Spain	Repsol Química, S.A.	Repsol YPF, S.A.	Production and sale of petrochemicals	F.C.	99.99	100.00	17.4	(5.8)	(1.2)	—	10.4
Repsol Bronderslev A/S	Denmark	Repsol Química, S.A.	—	Production and sale of petrochemicals	F.C.	100.00	100.00	3.1	5.4	0.9	—	9.4
Repsol Polívar, SPA	Italy	Repsol Bronderslev, A/S	—	Production and sale of petrochemicals	F.C.	100.00	100.00	0.5	0.8	(0.9)	—	0.4
General Química, S.A.	Spain	Repsol Química, S.A.	Repsol Investigaciones Petrolíferas S.A.	Production and sale of petrochemicals	F.C.	100.00	100.00	3.0	36.1	(7.5)	—	31.6
Cogeneración Gequisa, S.A.	Spain	General Química, S.A.	—	Production of electricity and steam	E.M.	39.00	39.00	1.8	2.5	(0.5)	—	1.5
Dynasol Elastómeros, S.A.	Spain	Repsol Química, S.A.	—	Production and marketing of chemicals	P.C.	50.01	50.01	16.8	34.4	(2.2)	—	24.5
Dynasol Elastómeros, S.A. de C.V.	Mexico	Repsol Química, S.A.	—	Production and marketing of chemicals	E.M.	49.99	49.99	58.7	2.2	3.8	—	32.3
Dynasol Gestión, S.A.	Spain	Repsol Química, S.A.	—	Production of chemicals	E.M.	50.00	50.00	0.1	0.4	0.2	—	0.4
Dynasol LLC	US	Repsol Química, S.A.	—	Marketing of petrochemicals	E.M.	50.00	50.00	—	—	—	—	—

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Repsol Polimeros LDA	Portugal	Repsol Química, S.A.	Repsol Lusitania, S.L.	Production and sale of petrochemicals	F.C.	100.00	100.00	268.4	22.6	44.6	—	335.6
Repsol Electricidade e Calor,ACE	Portugal	Repsol Polimeros LDA	—	Electricity production	E.M.	66.67	66.67	0.0	0.0	—	—	0.0
Polymer Technology Inc.	US	Repsol Química, S.A.	—	Technology licence	E.M.	70.00	70.00	—	—	—	—	—
Polymed	Algeria	Repsol Química, S.A.	—	Production of polyethylene	E.M.	26.95	26.95	46.0	25.7	—	—	19.3
Repsol Chemie Deutchland GmbH	Germany	Repsol Química, S.A.	—	Marketing of chemicals	F.C.	100.00	100.00	0.1	0.6	0.6	—	1.3
Repsol Lusitania, S.L.	Spain	Repsol YPF, S.A.	Repsol Química, S.A.	Portfolio company	F.C.	100.00	100.00	—	—	(1.2)	—	(1.2)
Repsol Italia, SpA	Italy	Repsol YPF, S.A.	—	Marketing of oil products	F.C.	100.00	100.00	2.4	13.5	5.7	—	21.6
Gas Natural SDG, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A./Repsol Exploracion, S.A.	Distribution of gas	P.C.	30.85	30.85	447.8	3,909.4	745.4	(165.7)	1,522.8
Sagane, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas supply	P.C.	30.85	100.00	94.8	14.2	137.8	—	76.1
Europe Maghreb Pipeline, Ltd. (EMPL) (2)	UK	Sagane, S.A.	—	Gas transmission	P.C.	22.39	72.60	0.1	57.6	115.1	(50.8)	27.3
Metragaz, S.A. (2)	Morocco	Sagane, S.A.	—	Gas transmission	P.C.	22.31	72.33	3.4	0.9	0.5	—	1.1
Gas Natural transporte SDG, S.L. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.85	100.00	15.0	42.2	9.0	(6.6)	18.4
Gas Natural Exploración, S.L. (2)	Spain	Gas Natural SDG, S.A.	La Energía, S.A.	Oil and gas research and exploration	P.C.	30.85	100.00	15.4	(0.1)	(4.9)	—	3.2
Repsol-Gas Natural LNG	Spain	Repsol YPF, S.A.	Gas Natural SDG, S.A.	Gas transmission	P.C.	65.42	100.00	2.0	—	0.5	—	1.6

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Gas Natural Soluciones, S.L. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.C.	30.85	100.00	6.2	3.3	0.1	—	3.0
Iradia Climatización AIE (2)	Spain	Gas Natural Soluciones, S.L.	Gas Natural Servicios SDG, S.A.	Energy management	P.C.	30.85	100.00	0.3	0.1	—	—	0.1
Kromschroeder, S.A. (3)	Spain	Gas Natural SDG, S.A.	—	Finance and other activities	E.M.	13.12	42.52	0.7	10.4	0.5	—	1.5
Gas Natural Castilla y León, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	27.79	90.10	6.3	78.5	15.9	—	28.0
Gas Natural Castilla La Mancha, S.A. (2)	Spain	Gas Natural SDG, S.A.	—	Distribution of gas	P.C.	29.30	95.00	26.8	16.7	1.8	—	13.3
Gas Natural Distribución SDG, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.85	100.00	101.0	1,005.1	269.1	(192.1)	364.9
Gas Natural Distribución Eléctrica, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity distribution	P.C.	30.85	100.00	1.2	(0.4)	(0.3)	—	0.2
Electra de Abusejo, S.L. (2)	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.	Electricity distribution	P.C.	30.85	100.00	0.1	—	—	—	0.0
Distribuidora eléctrica Navasfrías, S.L.(2)	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.	Electricity distribution	P.C.	30.85	100.00	0.2	—	—	—	0.1
Gas Natural Rioja, S.A.(2)	Spain	Gas Natural SDG, S.A.	—	Distribution of gas	P.C.	26.99	87.50	2.7	8.9	2.3	—	3.8
Gas Navarra, S.A. (2)	Spain	Gas Natural SDG, S.A.	—	Distribution of gas	P.C.	27.76	89.99	3.6	27.1	5.9	—	10.2
Gas Galicia SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	—	Distribution of gas	P.C.	19.12	62.00	32.6	5.4	0.2	—	7.3
Gas Natural La Coruña, S.A.(2)	Spain	Gas Galicia SDG, S.A.	—	Distribution of gas	P.C.	17.40	91.00	2.3	(0.4)	(0.5)	—	0.2

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Gas Aragón, S.A. (3)	Spain	Gas Natural SDG, S.A.	—	Distribution of gas	E.M.	10.80	35.00	5.9	16.8	9.4	—	3.5
La Propagadora del Gas, S.A. (2)	Spain	Gas Natural SDG, S.A.	Holding Gas Natural, S.A.	Portfolio company	P.C.	30.85	100.00	0.2	1.2	0.1	—	0.5
Gas Natural Informática, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Computer services	P.C.	30.85	100.00	19.9	4.9	0.8	—	7.9
Gas Natural Andalucía, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.85	100.00	12.4	41.3	3.5	—	17.6
Compañía Auxiliar de Industrias Varias, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.C.	30.85	100.00	0.3	1.4	—	—	0.5
La Energía, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity cogeneration	P.C.	30.85	100.00	10.7	0.9	(0.2)	—	3.5
A.I.E. Ciudad Sanitaria Vall d’ Hebrón (2)	Spain	La Energía, S.A.	—	Electricity cogeneration	P.C.	25.06	81.25	1.7	0.1	(0.9)	—	0.2
Sociedad de Tratamiento Hornillos, S.L.(2)	Spain	La Energía, S.A.	—	Electricity cogeneration	P.C.	24.68	80.00	1.2	1.1	0.2	—	0.6
UTE La Energía-GNE (2)	Spain	La Energía, S.A.	Gas Natural Electricidad SDG, S.A.	Electricity cogeneration	P.C.	30.85	100.00	1.4	—	0.3	—	0.5
AECS Hospital Trias i Pujol AIE	Spain	La Energía, S.A.	—	Electricity cogeneration	P.C.	15.42	50.00	0.9	0.1	(0.2)	—	0.1
Sociedad de Tratamiento La Andaya, S.L.	Spain	La Energía, S.A.	—	Electricity cogeneration	P.C.	13.88	45.00	1.1	1.2	0.6	—	0.4
AECS Hospital Bellvitge AIE	Spain	La Energía, S.A.	—	Electricity cogeneration	P.C.	15.42	50.00	0.9	(0.5)	(0.3)	—	0.0
Tratamiento Almazán, S.L. (2)	Spain	La Energía, S.A.	—	Electricity cogeneration	P.C.	27.76	89.99	2.8	—	(0.0)	—	0.8
Gas Natural Comercializadora, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Retailing of gas and industrial electricity	P.C.	30.85	100.00	2.4	29.7	33.8	—	20.3
Invergas Puerto Rico, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.85	100.00	5.1	(1.6)	(0.8)	—	0.8

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Buenergía Gas & Power Ltd. (2)	Cayman Islands	Invergas Puerto Rico,S.A.	—	Portfolio company	P.C.	29.30	95.00	0.1	(76.8)	10.5	—	(19.4)
Ecoeléctrica Holdings Ltd.	Puerto Rico	Buenergía Gas & Power Ltd.	—	Portfolio company	P.C.	14.65	50.00	63.2	4.0	15.8	(20.4)	9.2
Ecoeléctrica Ltd.	Puerto Rico	Ecoeléctrica Holdings Ltd.	—	Portfolio company	P.C.	14.65	100.00	0.6	—	0.2	(0.2)	0.1
Ecoeléctrica LP Ltd.	Puerto Rico	Ecoeléctrica Holdings Ltd.	Ecoeléctrica Ltd.	Electricity production	P.C.	14.65	100.00	63.2	(7.0)	51.4	(12.1)	14.0
Gas Natural Servicios SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Retailing of domestic gas and electricity	P.C.	30.85	100.00	2.9	2.8	2.3	—	2.5
UTE GNS-Dalkia Energia	Spain	Gas Natural Servicios SDG, S.A.	—	Energy management	P.C.	15.42	50.00	—	(0.3)	—	—	(0.0)
Gas Natural Electricidad SDG, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity production and retailing	P.C.	30.85	100.00	32.8	(0.6)	(6.0)	—	8.1
Gas Natural Corporación Eólica, S.L.(2)	Spain	Gas Natural Electricidad SDG, S.A.	La Energía, S.A.	Wind power production	P.C.	30.85	100.00	5.5	(2.6)	1.2	—	1.3
Gas Natural Eólica, S.A. (2)	Spain	Gas Natural Corporación Eólica, S.L.	La Propagadora del Gas, S.A.	Wind power production	P.C.	30.85	100.00	6.0	0.2	2.3	(1.6)	2.1

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Corporación Eólica Zaragoza, S.L. (2)	Spain	Gas Natural Eólica, S.A.	—	Wind power production	P.C.	20.98	68.00	2.5	0.2	1.0	—	0.8
Montouto 2000, S.A.	Spain	Gas Natural Eólica, S.A.	—	Wind power production	P.C.	15.12	49.00	6.0	0.6	2.4	—	1.4
Explotaciones Eólicas Sierra de Utrera	Spain	Gas Natural Eólica, S.A.	—	Wind power production	P.C.	15.42	50.00	2.7	2.8	4.0	—	1.5
Enervent, S.A. (3)	Spain	Gas Natural Eólica, S.A.	—	Electricity generation and trading	E.M.	8.02	26.00	2.4	(0.8)	1.8	—	0.3
Burgalesa de Generación Eólica, S.A. (3)	Spain	Gas Natural Eólica, S.A.	—	Electricity generation and trading	E.M.	7.48	24.24	1.5	0.3	0.2	—	0.1
Desarrollo de Energías Renovables, S.A. (2)	Spain	Gas Natural Corporación Eólica, S.L.	—	Wind power production	P.C.	30.85	100.00	42.2	121.3	12.8	(2.7)	53.6
Aplicaciones y Proyectos energéticos, S.A.(2)	Spain	Desarrollo de Energías Renovables, S.A.	—	Wind power production	P.C.	30.85	100.00	0.1	0.1	—	—	0.0
Boreas Eólica, S.A. (2)	Spain	Desarrollo de Energías Renovables, S.A.	—	Wind power production	P.C.	30.70	99.52	5.2	5.1	2.0	—	3.8
Los Castrios, S.A.	Spain	Boreas Eólica, S.A.	—	Wind power production	P.C.	10.23	33.33	2.2	—	1.0	—	0.3
Molinos de Valdebezana, S.A. (2)	Spain	Boreas Eólica, S.A.	—	Wind power production	P.C.	18.42	60.00	0.1	—	—	—	0.0
Desarrollo de Energias Renovables Castilla La Mancha, S.A. (2)	Spain	Desarrollo de Energías Renovables, S.A.	—	Wind power production	P.C.	30.85	100.00	0.1	—	0.3	—	0.1
Sistemas Energéticos La Muela, S.A. (3)	Spain	Desarrollo de Energías Renovables, S.A.	—	Electricity generation and trading	E.M.	6.17	20.00	3.1	1.7	2.4	—	0.4

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Sistemas Energéticos Mas Garullo, S.A. (3)	Spain	Desarrollo de Energías Renovables, S.A.	—	Electricity generation and trading	E.M.	5.55	18.00	1.5	0.7	1.8	—	0.2
Boreas Eólica 2, S.A. (2)	Spain	Desarrollo de Energías Renovables, S.A.	—	Wind power production	P.C.	27.76	90.00	2.6	4.5	2.0	—	2.5
Desarrollo de Energías Renovables de Navarra, S.A.	Spain	Desarrollo de Energías Renovables, S.A.	—	Wind power production	P.C.	15.42	50.00	9.9	25.8	12.2	—	7.4
Desarrollo de Energías Renovables de La Rioja, S.A.	Spain	Desarrollo de Energías Renovables, S.A.	—	Wind power production	P.C.	11.18	36.25	16.5	1.2	7.2	(1.5)	2.6
Molinos del Cidacos, S.A.	Spain	Desarrollo de Energías Renovables, S.A.	—	Wind power production	P.C.	15.42	50.00	10.3	8.3	9.1	—	4.3
Molinos de La Rioja, S.A.	Spain	Desarrollo de Energías Renovables, S.A.	—	Wind power production	P.C.	10.28	33.33	3.0	2.7	1.5	—	0.7
Molinos de Linares, S.A.	Spain	Molinos de La Rioja, S.A.	—	Wind power production	P.C.	7.71	75.00	0.1	—	—	—	0.0
Energy way Produçao de energía, LDA (2)	Portugal	Gas Natural Electricidad SDG, S.A.	—	Wind power production	P.C.	30.85	100.00	—	—	—	—	—
Lantarón Energía S.L. (2)	Spain	Gas Natural Electricidad SDG, S.A.	La Propagadora del Gas, S.A.	Electricity generation	P.C.	30.85	100.00	—	—	—	—	—
Desarrollo del Cable, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Telecommunications	P.C.	30.85	100.00	21.1	20.5	8.1	—	15.3
Gas Natural Cantabria SDG, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	27.89	90.41	3.2	27.9	1.0	—	9.0
Gas Natural Murcia SDG, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.83	99.94	19.4	(2.4)	(3.1)	—	4.3
Gas Natural Cegas S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.84	99.99	25.5	67.9	5.9	—	30.6
Gas Natural Aprovisionamientos SDG, S.A. (2)	Spain	Gas Natural SDG, S.A.	Sagane, S.A.	Gas supply	P.C.	30.85	100.00	0.6	(14.2)	17.9	—	1.3
Gas Natural Finance, BV (2)	Netherlands	Gas Natural SDG, S.A.	—	Finance	P.C.	30.85	100.00	—	2.3	0.4	—	0.8
Holding Gas Natural, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.85	100.00	0.3	0.2	—	—	0.2
Gas Natural Sao Paulo Sul, S.A. (2)	Brazil	Gas Natural, SDG, S.A.	Gas Natural Servicios SDG, S.A.	Distribution of gas	P.C.	30.85	100.00	346.4	(183.7)	2.1	(1.3)	50.4

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Gas Natural International, Ltd. (2)	Republic of Ireland	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.C.	30.85	100.00	25.4	11.9	0.7	—	11.7
Natural RE, S.A.(2)	Luxembourg	Gas Natural International, Ltd.	Holding Gas Natural, S.A.	Insurance	P.C.	30.85	100.00	3.1	(0.5)	3.4	—	1.9
Gas Natural Internacional SDG, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.85	100.00	349.5	4.4	15.3	—	113.9
Natural Energy, S.A. (2)	Argentina	Gas Natural Internacional SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of gas	P.C.	22.21	72.00	—	1.3	1.7	—	0.7
CEG Rio, S.A. (2)	Brazil	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Marketing of gas	P.C.	18.39	59.61	22.8	28.6	4.6	(2.2)	9.9
Companhia Distribuidora de Gás do Rio de Janeiro S.A. (2)	Brazil	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Distribution of gas	P.C.	16.71	54.17	147.7	97.2	16.6	(21.2)	40.1
Gas Natural Commercialisation France, S.A.S. (2)	France	Gas Natural Internacional SDG, S.A.	—	Marketing of gas	P.C.	30.85	100.00	—	(4.0)	2.0	—	(0.6)
Gas Natural Puerto Rico, Inc.(2)	Puerto Rico	Gas Natural Internacional SDG, S.A.	—	Portfolio company	P.C.	30.85	100.00	1.5	(0.4)	(0.3)	—	0.2
Invergas, S.A. (2)	Argentina	Gas Natural Internacional, SDG, S.A.	—	Portfolio company	P.C.	22.21	72.00	48.9	60.6	0.0	—	24.3
Gas Natural Ban, S.A.(2)	Argentina	Invergas, S.A.	Gas Natural Argentina SDG, S.A.	Transmission and distribution of gas	P.C.	15.55	70.00	214.7	(151.1)	4.2	(13.4)	8.5
Gas Natural Argentina SDG, S.A. (2)	Argentina	Gas Natural Internacional, SDG, S.A.	—	Portfolio company	P.C.	22.21	72.00	105.0	(23.4)	0.0	—	18.1
Gas Natural do Brasil S.A. (2)	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural Servicios SDG, S.A.	Electricity production and retailing	P.C.	30.84	99.99	0.6	(1.8)	0.1	—	(0.3)
Gas Natural Serviços, S.A. (2)	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural do Brasil S.A.	Services	P.C.	30.85	100.00	1.7	0.4	0.5	(0.2)	0.7
Gas Natural México, S.A. de CV (2)	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Transmission and distribution of gas	P.C.	26.76	86.75	470.7	(167.2)	2.6	—	81.9
Comercializadora Metrogas S.A. de CV (2)	Mexico	Gas Natural México, S.A. de C.V.	Sistemas de Administración y Servicios, S.A. de C.V.	Distribution of gas	P.C.	26.76	100.00	128.1	(61.8)	2.2	—	18.3

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Adm. Servicios Energía México, S.A. de CV (2)	Mexico	Comercializadora Metrogas S.A. de CV	—	Services	P.C.	26.76	100.00	—	(0.3)	—	—	(0.1)
Energía y Confort Admón. de Personal, S.A. de CV (2)	Mexico	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.	Services	P.C.	26.84	100.00	—	0.2	(0.4)	—	(0.0)
Gas Natural Servicios, S.A. de C.V. (2)	Mexico	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.	Services	P.C.	26.76	100.00	6.1	(3.1)	1.8	—	1.3
Transnatural, SRL de CV.	Mexico	Gas Natural México, S.A. de CV	—	Transmission and marketing of gas	P.C.	13.38	50.00	10.3	(10.2)	(3.4)	—	(0.4)
CH4 Energía, S.A de CV.	Mexico	Gas Natural México, S.A. de CV	—	Transmission and marketing of gas	P.C.	13.38	50.00	0.6	0.7	0.6	—	0.3
Gas Natural Vendita Italia, S.p.A. (2)	Italy	Gas Natural Internacional SDG, S.A.	—	Marketing of gas	P.C.	30.85	100.00	2.1	5.9	(4.5)	—	1.1
Gas Natural Distribuzione S.p.A. (2)	Italy	Gas Natural Internacional SDG, S.A.	—	Portfolio company and distribution of gas	P.C.	30.85	100.00	4.7	119.1	(4.2)	—	36.9
Gasdotti Azienda Siciliana, S.p.A. (2)	Italy	Gas Natural Distribuzione S.p.A.	Treasury shares	Distribution of gas	P.C.	27.76	90.00	0.5	23.0	(3.1)	—	5.7
Agragas, S.p.A.(2)	Italy	Gas Natural Distribuzione S.p.A.	Treasury shares	Distribution of gas	P.C.	27.76	90.00	0.1	35.2	(0.6)	—	9.6
Normanna Gas, S.p.A.(2)	Italy	Gas Natural Distribuzione S.p.A.	Treasury shares	Distribution of gas	P.C.	27.76	90.00	0.1	28.7	(0.3)	—	7.9
Congas Servizi Consorzio Gas Acqua Servizi, S.p.A. (2)	Italy	Normanna Gas, S.p.A.	Agragas, S.P.A./Gasdotti Azienda Siciliana, S.P.A.	Marketing of gas	P.C.	27.77	100.00	0.1	1.1	(0.0)	—	0.3
Gas Natural Italia SpA (2)	Italy	Gas Natural Distribuzione S.p.A.	—	Portfolio company	P.C.	30.85	100.00	0.1	0.1	0.2	—	0.1
Nettis Gestioni, S.R.L. (2)	Italy	Gas Natural Distribuzione S.p.A.	—	Distribution of gas	P.C.	30.85	100.00	0.1	1.9	1.0	—	0.9
SCM a.r.l. Societa Consortile di Metannizzazione, a.r.l. (2)	Italy	Gas Natural Distribuzione S.p.A.	Nettis Gestioni, S.R.L.	Distribution of gas	P.C.	30.85	100.00	0.8	(0.0)	0.3	—	0.3

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Smedigas, S.p.A. (2)	Italy	Gas Natural Internacional SDG, S.A.	—	Distribution of gas	P.C.	30.85	100.00	0.6	20.8	(0.6)	—	6.4
Gas Natural Rigassificazione Italia, S.p.A. (2)	Italy	Gas Natural Internacional SDG, S.A.	—	Distribution of gas	P.C.	30.85	100.00	0.1	—	—	—	0.0
Sistemas Administración y Servicios, S.A. de CV (2)	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Services	P.C.	26.84	87.00	—	0.2	0.0	—	0.1
Natural Servicios, S.A. (2)	Argentina	Gas Natural Internacional, SDG, S.A.	—	Gas installation work	P.C.	22.21	72.00	2.1	(1.2)	0.3	—	0.3
Serviconfort Colombia S.A. (2)	Colombia	Gas Natural Internacional, SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.C.	30.85	99.99	0.2	0.1	0.5	—	0.2
Gas Natural, S.A. ESP (2)	Colombia	Gas Natural Internacional, SDG, S.A.	—	Distribution of gas	P.C.	18.22	59.06	10.9	146.4	52.0	—	38.1
Gas Natural Cundiboyacense, S.A. ESP (2)	Colombia	Gas Natural, S.A. ESP	—	Distribution of gas	P.C.	14.11	77.45	1.1	6.9	2.6	—	1.5
Gas Natural del Oriente, S.A. ESP (2)	Colombia	Gas Natural, S.A. ESP	—	Distribution of gas	P.C.	9.93	54.50	9.2	20.3	7.4	(9.5)	2.7
Gases de Barrancabermeja, S.A. ESP (2)	Colombia	Gas Natural del Oriente, S.A. ESP	—	Distribution of gas	P.C.	9.93	99.99	1.3	1.4	0.3	—	0.3
Portal Gas Natural S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	E-business	P.C.	30.85	100.00	8.0	0.5	0.2	—	2.7
Portal del Instalador, S.A. (2)	Spain	Portal Gas Natural, S.A.	Repsol YPF, S.A.	Services	P.C.	33.14	85.00	1.3	(0.2)	0.2	—	0.4
Torre Marenostrum, S.A. (3)	Spain	Gas Natural SDG, S.A.	—	Finance and other activities	E.M.	13.88	45.00	5.3	15.7	(0.4)	—	2.9
Central Térmica la Torrecilla, S.A.	Spain	Gas Natural SDG, S.A.	—	Electricity cogeneration	P.C.	15.42	50.00	1.2	—	—	—	0.2
Gas Natural Capital Markets, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.C.	30.85	100.00	0.1	0.9	—	—	0.3
Gas Natural Comercial LNG, S.L. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of domestic gas	P.C.	30.85	100.00	—	—	0.2	—	0.1
Petroleum Oil & Gas España, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Oil and gas exploration	P.C.	30.85	100.00	1.3	13.7	(1.8)	—	4.1
YPF, S.A.	Argentina	Repsol YPF, S.A.	Repsol YPF Capital/CAVEANT/ R.Exploración	Oil and gas exploration and production	F.C.	99.04	99.04	4,131.5	791.3	1,101.5	—	5,966.4

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
YPF International, S.A.	Bolivia	YPF, S.A.	Repsol YPF Bolivia/Repsol YPF E&P Bolivia	Portfolio company	F.C.	99.04	100.00	181.7	(99.0)	10.1	—	91.8
YPF Jambi Merang, B.V.	Netherlands	YPF International, S.A.	—	Oil and gas exploration and production	F.C.	99.04	100.00	0.1	(0.1)	—	—	0.0
YPF Ecuador Inc.	Cayman Islands	YPF International, S.A.	—	Oil and gas exploration and production	F.C.	99.04	100.00	0.8	(0.8)	—	—	—
YPF Malaysia, Ltd.	Cayman Islands	YPF International, S.A.	—	Oil and gas exploration and production	F.C.	99.04	100.00	0.0	(15.1)	(0.1)	—	(15.0)
Maxus Guyana, Ltd.	Cayman Islands	YPF International, S.A.	—	Oil and gas exploration and production	F.C.	99.04	100.00	0.0	(3.0)	(0.2)	—	(3.1)
Oil Enterprise, Ltd. (SPE)	Cayman Islands	YPF, S.A.	—	Special purpose entity	F.C.	99.04	100.00	—	(21.3)	10.8	—	(10.4)
Oil International, Ltd. (SPE)	Cayman Islands	YPF, S.A.	—	Special purpose entity	F.C.	99.04	100.00	—	—	—	—	—
YPF Holdings Inc.	US	YPF, S.A.	—	Portfolio company	F.C.	99.04	100.00	412.7	(525.7)	(62.3)	—	(173.7)
CLH Holdings	US	YPF Holdings Inc.	—	Finance	F.C.	99.04	100.00	103.8	(182.6)	(32.3)	—	(110.1)
Tierra Solutions Inc.	US	CLH Holdings	—	Other	F.C.	99.04	100.00	103.8	(182.6)	(32.3)	—	(110.1)
Maxus Energy Corporation	US	YPF Holdings Inc.	—	Oil and gas exploration and production	F.C.	99.04	100.00	213.4	(337.2)	(47.7)	—	(169.8)
Maxus US Exploration Co.	US	Maxus Energy Corporation	—	Oil and gas exploration and production	F.C.	99.04	100.00	1.4	(106.1)	(8.9)	—	(112.5)
Maxus International Energy Co.	US	Maxus Energy Corporation	—	Other	F.C.	99.04	100.00	24.6	(29.9)	0.0	—	(5.2)
Gateway Coal Company	US	Maxus Energy Corporation	—	Other	F.C.	99.04	100.00	(8.6)	0.6	(0.4)	—	(8.3)
Compañía Mega	Argentina	YPF, S.A.	—	Gas fractionation	P.C.	37.64	38.00	154.1	25.4	156.7	—	126.5
Operadora de Estaciones de Servicio, S.A. OPESSA	Argentina	YPF, S.A.	Repsol YPF Gas, S.A.	Marketing of oil and gas	F.C.	98.90	99.85	90.8	(53.4)	11.5	—	48.4
YPF Inversora Energética, S.A.	Argentina	YPF, S.A.	Astra Evangelista, S.A.	Portfolio company	F.C.	99.04	100.00	—	—	—	—	—
Gas Argentino, S.A. (GASA)	Argentina	YPF Inversora Energética, S.A.	—	Portfolio company	E.M.	44.89	45.33	235.2	(336.3)	55.6	—	(20.4)
Metrogas, S.A.	Argentina	Gas Argentino, S.A. (GASA)	—	Distribution of gas	E.M.	31.43	70.00	432.2	(485.0)	87.1	—	10.8

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Oiltanking Ebytem, S.A.	Argentina	YPF, S.A.	—	Transmission and storage of oil and gas	E.M.	29.71	30.00	8.9	5.5	(1.7)	—	3.8
A&C Pipeline Holding	Cayman Islands	YPF, S.A.	—	Finance	E.M.	17.83	18.00	—	—	—	—	—
Oleoducto Transandino Argentino, S.A. (3)	Argentina	A&C Pipeline Holding	YPF,S.A.	Oil pipeline construction and operation	E.M.	17.83	100.00	34.5	(20.9)	—	—	2.4
Oleoducto Trasandino Chile, S.A. (3)	Chile	A&C Pipeline Holding	—	Oil pipeline construction and operation	E.M.	17.83	100.00	11.1	(5.2)	0.0	—	1.1
Gasoducto del Pacífico Argentina, S.A.	Argentina	Gasoducto del Pacífico (Cayman) S.A.	YPF,S.A.	Gas pipeline construction and operation	E.M.	8.67	10.00	94.1	(55.4)	6.6	—	3.9

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Profertil, S.A.	Argentina	YPF, S.A.	—	Production and sale of gas products	P.C.	49.52	50.00	270.3	(99.8)	102.1	—	135.0
Refinerías del Norte, S.A. (REFINOR)	Argentina	YPF, S.A.	—	Refining and marketing of oil products	P.C.	49.52	50.00	76.6	45.4	21.7	(24.0)	59.3
Terminales Marítimas Patagónicas, S.A.	Argentina	YPF, S.A.	—	Logistics of oil derivative products	E.M.	32.83	33.15	10.9	16.7	5.4	—	10.8
Oleoductos del Valle, S.A. (OLDELVAL)	Argentina	YPF, S.A.	—	Logistics of oil derivative products	E.M.	36.64	37.00	83.6	(25.4)	0.3	—	21.4
Poligas Luján, S.A.	Argentina	YPF, S.A.	—	Bottling, transport and marketing of L.P.G.	F.C.	50.01	50.49	—	—	—	—	—
Argentine Private Development Company (APDC)	Cayman Islands	YPF, S.A.	—	Oil and gas exploration and production	F.C.	99.04	100.00	22.9	(12.5)	—	—	10.2
Astra Evangelista, S.A.	Argentina	YPF, S.A.	OPESSA	Engineering and construction	F.C.	99.04	100.00	6.6	6.7	7.0	—	20.1
AESA Construcciones y Servicios	Brazil	Astra Evangelista, S.A.	YPF, S.A.	Engineering and construction	F.C.	99.04	100.00	2.1	(1.9)	(0.1)	—	0.1
Adicor, S.A.	Uruguay	Astra Evangelista, S.A.	—	Other	F.C.	99.04	100.00	0.1	6.2	—	—	6.2
Gasoducto Oriental, S.A.	Argentina	Astra Evangelista, S.A.	—	Distribution of natural gas	E.M.	16.50	16.66	0.0	—	—	—	0.0
Inversora Dock Sud, S.A.	Argentina	YPF, S.A.	—	Portfolio company	E.M.	42.45	42.86	71.4	(111.3)	(4.9)	—	(19.0)
Central Dock Sud, S.A.	Argentina	Inversora Dock Sud, S.A.	YPF, S.A.	Electric power generation and retailing	E.M.	39.53	79.83	119.4	(185.4)	(8.2)	—	(29.3)
Pluspetrol Energy, S.A.	Argentina	YPF, S.A.	—	Oil and gas exploration and production	P.C.	44.57	45.00	184.8	(130.8)	33.3	(12.5)	33.3
Repsol YPF Chile, Limitada	Chile	Repsol YPF, S.A.	OPESSA	Administration of YPF’s investments in Chile	F.C.	100.00	100.00	98.3	41.0	9.5	—	148.8
Operaciones y Servicios YPF, Ltda.	Chile	Repsol YPF Chile, Limitada	Petróleos Transandinos, S.A.	Operation of service stations	F.C.	100.00	100.00	1.2	(0.4)	0.3	—	1.2
Petróleos Transandinos YPF, S.A.	Chile	Repsol YPF Chile, Limitada	YPF, S.A. /OPESSA	Marketing and distribution of fuels and lubricants	F.C.	99.99	100.00	44.2	29.3	8.1	—	81.6
Repsol YPF Bolivia, S.A.	Bolivia	Repsol YPF, S.A.	R. Explorac./Rex. Perú/Rex. Colombia/R.YPF E&P Bolivia	Portfolio company	F.C.	100.00	100.00	812.3	(407.4)	133.4	—	538.3
Empresa Petrolera Andina, S.A.	Bolivia	Repsol YPF Bolivia, S.A.	—	Oil and gas exploration and production	F.C.	50.00	50.00	205.8	(53.8)	278.1	—	215.0

APPENDIX I: MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2006—Continued

Name	Country	Parent	Other Shareholders	Line of Business	Consolidation Method (4)	% of Total Ownership		Amount in Millions of Euros
						% of Direct Ownership	% of Control	Share Capital	Reserves	2006 Profit (Loss)	Interim Dividend	Assets Owned
Transierra S.A.	Bolivia	Empresa Petrolera Andina, S.A.	—	Oil and gas transmission	E.M.	22.25	44.50	60.7	12.7	3.5	—	17.1
Maxus Bolivia Inc.	Bolivia	Repsol YPF Bolivia, S.A.	—	Oil and gas exploration and production	F.C.	100.00	100.00	100.9	75.4	5.8	—	182.1
Repsol YPF E&P de Bolivia, S.A.	Bolivia	Maxus Bolivia Inc.	R. YPF Bolivia, S.A. / Rex. Perú, S.A. / Rex. Colombia, S.A.	Oil and gas exploration and production	F.C.	100.00	100.00	115.3	61.3	5.6	—	182.3
AESA Construcciones y Servicios Bolivia	Bolivia	Repsol YPF Bolivia, S.A.	R. YPF E&P de Bolivia, S.A. / Astra Evangelista	Oil and gas transmission	F.C.	100.00	100.00	0.0	1.1	0.3	—	1.4
Repsol YPF Brasil, S.A.	Brazil	Repsol YPF, S.A.	OPESSA	Exploitation and marketing of oil and gas	F.C.	100.00	100.00	868.4	(411.5)	(97.9)	—	358.9
Repsol YPF Distribuidora, S.A.	Brazil	Repsol YPF Brasil, S.A.	Repsol YPF Importadora de Productos, Ltda.	Logistics of oil derivative products	F.C.	100.00	100.00	120.0	(76.1)	(30.2)	—	13.7
Transportadora Sul Brasileira do Gas, S.A.	Brazil	Repsol YPF Brasil, S.A.	—	Construction and operation of a gas pipeline	P.C.	15.00	15.00	28.6	(15.3)	(0.4)	—	1.9
Termogaucha—Usina Termeléctrica, S.A.	Brazil	Repsol YPF Brasil, S.A.	—	Construction and operation of a power station	P.C.	26.00	26.00	80.6	(6.5)	(65.0)	—	2.4
Refinería de Repsol YPF Brasil, S.A. Petróleos Manguinhos, S.A.	Brazil	Repsol YPF Brasil, S.A.	—	Refining and marketing of oil products	P.C.	31.13	31.13	11.7	41.0	(32.2)	—	6.4
Manguinhos Distribuidora, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.	—	Marketing of oil products	P.C.	31.13	100.00	10.8	0.7	(4.8)	—	2.1
Manguinhos Química, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.	Manguinhos Distribuidora, S.A.	Marketing of petrochemicals	P.C.	31.13	100.00	2.0	0.0	(0.3)	—	0.5
Alberto Pasqualini REFAP, S.A.	Brazil	Repsol YPF Brasil, S.A.	—	Refining and marketing of oil products	P.C.	30.00	30.00	319.6	204.0	35.8	—	167.8
Operadora de Postos de Servicos Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol YPF Importadora de Productos, Ltda.	Operation of service stations	F.C.	100.00	100.00	31.2	(28.7)	(6.2)	—	(3.7)
Repsol YPF Importadora de Productos, Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol Gas Brasil, S.A.	Marketing of oil products	F.C.	100.00	100.00	0.4	0.1	(0.0)	—	0.4

(1)	Other Group companies with ownership interests of less than that of the Parent in the company’s share capital.

(2)	This company is fully consolidated by its Parent. The Parent is proportionately consolidated by the Repsol YPF Group.

(3)	This company is fully consolidated by its Parent. The Parent is accounted for by the equity method in the Repsol YPF Group.

(4)	Consolidation method:

F.C.: Full consolidation

P.C.: Proportionate consolidation

E.M.: Equity method

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2006

						31/12/06			01/01/06
Name	Country	Parent	Other Shareholders	Transaction	Date	Consolidation Method	% of Total Ownership		Consolidation Method	% of Total Ownership
							% of Direct Ownership	% of Control		% of Direct Ownership	% of Control
Petroleum Oil & Gas España, S.A.(1)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Inclusion in the scope of consolidation	Mar-06	P.C.	30.85	100.00	—	—	—
West Siberian Resources Ltd.	Russia	Repsol Exploración, S.A.	—	Inclusion in the scope of consolidation	Jun-06	E.M.	10.12	10.12	—	—	—
Termobarrancas, C.A.	Venezuela	Repsol Exploración, S.A.	—	Change in percentage of ownership	Mar-06	F.C.	100.00	100.00	F.C.	51.00	100.00
Servicios de Seguridad Mancomunados (SESEMA)	Spain	Repsol Petróleo, S.A.	Repsol Butano, S.A. y Repsol Química, S.A.	Inclusion in the scope of consolidation	Jan-06	F.C.	100.00	100.00	—	—	—
Compañía Auxiliar de Remolcadores y Buques Especiales, S.A. (CARSA)	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A./ PETRONOR	Inclusion in the scope of consolidation	Jan-06	F.C.	100.00	100.00	—	—	—
Repsol USA Holdings Corp.	US	Repsol Exploración, S.A.	—	Inclusion in the scope of consolidation	Jun-06	F.C.	100.00	100.00	—	—	—
Repsol Services Company	US	Repsol USA Holdings Corp.	—	Inclusion in the scope of consolidation	Jun-06	F.C.	100.00	100.00	—	—	—
Repsol Offshore E&P Inc.	US	Repsol USA Holdings Corp.	—	Inclusion in the scope of consolidation	Dec-06	F.C.	100.00	100.00	—	—	—
Repsol YPF Marketing S.A.C.	Peru	Repsol YPF Perú, B.V.	—	Inclusion in the scope of consolidation	Sep-06	F.C.	100.00	100.00	—	—	—
Quiriquire Gas, S.A.	Venezuela	Repsol YPF Venezuela, S.A.	—	Inclusion in the scope of consolidation	Jul-06	P.C.	60.00	60.00	—	—	—
Petroquiriquire, S.A.	Venezuela	Repsol YPF Venezuela, S.A.	—	Inclusion in the scope of consolidation	Jul-06	P.C.	40.00	40.00	—	—	—
Cardón IV	Venezuela	Repsol YPF Venezuela Gas S.A.	—	Inclusion in the scope of consolidation	Nov-06	P.C.	50.00	50.00	—	—	—
Servicios Logísticos de Combustibles de Aviación, SLU	Spain	Terminales Canarios, S.L.	—	Inclusion in the scope of consolidation	Jan-06	P.C.	50.00	50.00	—	—	—
El Andalus LNG (2)	Spain	Repsol Exploración Argelia, S.A.	Gas Natural Exploración, S.L.	Inclusion in the scope of consolidation	Dec-06	P.C.	57.87	80.00	—	—	—
Repsol Electricidade e Calor, ACE	Portugal	Repsol Polimeros LDA	—	Inclusion in the scope of consolidation	Dec-06	E.M.	66.70	66.70	—	—	—
UTE La Energía-GNE (1)	Spain	La Energía, S.A.	Gas Natural Electricidad SDG, S.A.	Inclusion in the scope of consolidation	Jul-06	P.C.	30.85	100.00	—	—	—

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2006—Continued

						31/12/06			01/01/06
Name	Country	Parent	Other Shareholders	Transaction	Date	Consolidation Method	% of Total Ownership		Consolidation Method	% of Total Ownership
							% of Direct Ownership	% of Control		% of Direct Ownership	% of Control
Lantarón Energía S.L. (1)	Spain	Gas Natural Electricidad SDG, S.A.	La Propagadora del Gas, S.A.	Inclusion in the scope of consolidation	Jul-06	P.C.	30.85	100.00	—	—	—
Gas Natural Comercial LNG, S.L. (1)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Inclusion in the scope of consolidation	May-06	P.C.	30.85	100.00	—	—	—
Repsol-Gas Natural LNG (3)	Spain	Repsol YPF, S.A.	Gas Natural SDG, S.A.	Change in percentage of ownership	Jun-06	P.C.	65.42	100.00	P.C.	15.42	100.00
Refinería de Petróleos Manguinhos, S.A.	Brazil	Repsol YPF Brasil, S.A.	—	Change in percentage of ownership	Mar-06	P.C.	31.13	31.13	P.C.	30.71	30.71
Manguinhos Distribuidora, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.	—	Change in percentage of ownership	Apr-06	P.C.	31.13	100.00	P.C.	30.71	100.00
Manguinhos Química, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.	—	Change in percentage of ownership	May-06	P.C.	31.13	100.00	P.C.	30.71	100.00
Gas Natural Álava, S.A.	Spain	Gas Natural SDG, S.A.	—	Exclusion from the scope of consolidation	Sep-06	—	—	—	E.M.	3.08	10.00
YPF Energy Holdings N.V.	Neth. Antilles	YPF International, S.A.	—	Exclusion from the scope of consolidation	Nov-06	—	—	—	F.C.	99.04	100.00
Autoclub Repsol S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	—	Exclusion from the scope of consolidation	Dec-06	—	—	—	F.C.	50.10	50.10
Energy Infraestructure Asia, B.V.	Netherlands	Repsol Butano, S.A.	—	Exclusion from the scope of consolidation	Dec-06	—	—	—	P.C.	51.00	51.00
Energy Infraestructure India, Ltd.	India	Energy Infraestructure Asia, B.V.	—	Exclusion from the scope of consolidation	Dec-06	—	—	—	P.C.	51.00	100.00
Natural Servicios, S.A. (1)	Argentina	Gas Natural Internacional, SDG, S.A.	—	Change in percentage of ownership	Dec-06	P.C.	22.21	72.00	P.C.	24.46	79.31

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2005

						31/12/05			01/01/05
Name	Country	Parent	Other Shareholders	Transaction	Date	Consolidation Method	% of Total Ownership		Consolidation Method	% of Total Ownership
							% of Direct Ownership	% of Control		% of Direct Ownership	% of Control
Termobarrancas, C.A.	Venezuela	Repsol Exploración, S.A.	—	Inclusion in the scope of consolidation	Feb-05	F.C.	51.00	51.00	—	—	—
Repsol Butano Portugal R.B., S.A.	Portugal	Repsol Butano, S.A.	—	Inclusion in the scope of consolidation	Mar-05	F.C.	100.00	100.00	—	—	—
Desarrollo de Energías Renovables, S.A. (1)	Spain	Gas Natural Corporación Eólica, S.L.	—	Inclusion in the scope of consolidation	Apr-05	P.C.	30.85	100.00	—	—	—
Aplicaciones y Proyectos Energéticos, S.A. (1)	Spain	Desarrollo de Energías Renovables, S.A.	—	Inclusion in the scope of consolidation	Apr-05	P.C.	30.85	100.00	—	—	—
Boreas Eólica, S.A. (1)	Spain	Desarrollo de Energías Renovables, S.A.	—	Inclusion in the scope of consolidation	Apr-05	P.C.	30.70	99.52	—	—	—
Molinos de Valdebezana, S.A. (1)	Spain	Boreas Eólica, S.A.	—	Inclusion in the scope of consolidation	Apr-05	P.C.	18.42	59.70	—	—	—
Boreas Eólica 2, S.A. (1)	Spain	Desarrollo de Energías Renovables, S.A.	—	Inclusion in the scope of consolidation	Apr-05	P.C.	27.76	90.00	—	—	—
Desarrollo de Energias Renovables Castilla La Mancha, S.A. (1)	Spain	Desarrollo de Energías Renovables, S.A.	—	Inclusion in the scope of consolidation	Apr-05	P.C.	30.85	100.00	—	—	—
Los Castrios, S.A.	Spain	Boreas Eólica, S.A.	—	Inclusion in the scope of consolidation	Apr-05	P.C.	10.21	33.10	—	—	—
Desarrollo de Energías Renovables de Navarra, S.A.	Spain	Desarrollo de Energías Renovables, S.A.	—	Inclusion in the scope of consolidation	Apr-05	P.C.	15.42	50.00	—	—	—
Desarrollo de Energías Renovables de La Rioja, S.A.	Spain	Desarrollo de Energías Renovables, S.A.	—	Inclusion in the scope of consolidation	Apr-05	P.C.	11.18	36.25	—	—	—
Molinos del Cidacos, S.A.	Spain	Desarrollo de Energías Renovables, S.A.	—	Inclusion in the scope of consolidation	Apr-05	P.C.	15.42	50.00	—	—	—

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2005—Continued

						31/12/05			01/01/05
Name	Country	Parent	Other Shareholders	Transaction	Date	Consolidation Method	% of Total Ownership		Consolidation Method	% of Total Ownership
							% of Direct Ownership	% of Control		% of Direct Ownership	% of Control
Molinos de La Rioja, S.A.	Spain	Desarrollo de Energías Renovables, S.A.	—	Inclusion in the scope of consolidation	Apr-05	P.C.	10.28	33.33	—	—	—
Molinos de Linares, S.A.	Spain	Molinos de La Rioja, S.A.	—	Inclusion in the scope of consolidation	Apr-05	P.C.	7.71	75.00	—	—	—
Sistemas Energéticos La Muela, S.A.	Spain	Desarrollo de Energías Renovables, S.A.	—	Inclusion in the scope of consolidation	Apr-05	E.M.	6.17	20.00	—	—	—
Sistemas Energéticos Mas Garullo, S.A.	Spain	Desarrollo de Energías Renovables, S.A.	—	Inclusion in the scope of consolidation	Apr-05	E.M.	5.55	18.00	—	—	—
Perú LNG Company, Llc.	Peru	Repsol Exploración Perú, S.A.	—	Inclusion in the scope of consolidation	Oct-05	E.M.	20.00	20.00	—	—	—
TGP, S.A.	Peru	Repsol Exploración Perú, S.A.	—	Inclusion in the scope of consolidation	Dec-05	E.M.	10.00	10.00	—	—	—
Autoclub Repsol S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	—	Change in the consolidation method	Jun-05	F.C.	50.10	100.00	E.M.	50.10	100.00
Repsol Polívar, SpA	Italy	Repsol Bronderslev, A/S	—	Inclusion in the scope of consolidation	Jun-05	F.C.	100.00	100.00	E.M.	100.00	100.00
Repsol Bronderslev A/S	Denmark	Repsol Química, S.A.	—	Inclusion in the scope of consolidation	Jun-05	F.C.	100.00	100.00	E.M.	100.00	100.00
Falk SpA	Italy	Repsol YPF, S.A.	—	Inclusion in the scope of consolidation	Jun-05	F.C.	100.00	100.00	E.M.	100.00	100.00
Asfaltos Españoles, S.A.	Spain	Repsol Petróleo, S.A.	—	Inclusion in the scope of consolidation	Jun-05	P.C.	49.99	50.00	E.M.	49.99	50.00
Gestión de Puntos de Venta, Gespevesa, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	—	Inclusion in the scope of consolidation	Jun-05	P.C.	48.33	50.00	E.M.	48.33	50.00

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2005—Continued

						31/12/05			01/01/05
Name	Country	Parent	Other Shareholders	Transaction	Date	Consolidation Method	% of Total Ownership		Consolidation Method	% of Total Ownership
							% of Direct Ownership	% of Control		% of Direct Ownership	% of Control
Terminales Canarios, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	—	Inclusion in the scope of consolidation	Jun-05	P.C.	48.33	50.00	E.M.	48.33	50.00
Transportadora Sul Brasileira do Gas, S.A.	Brazil	Repsol YPF Brasil, S.A.	—	Inclusion in the scope of consolidation	Jun-05	P.C.	15.00	15.00	E.M.	15.00	15.00
Portal Gas Natural S.A. (1)	Spain	Gas Natural SDG, S.A.	—	Change in percentage of ownership	Jun-05	P.C.	30.85	100.00	P.C.	19.50	63.20
Corporación Eólica Zaragoza, S.L. (1)	Spain	Sinia XXI, S.A.	—	Change in percentage of ownership	Jun-05	P.C.	20.98	68.00	P.C.	20.24	65.60
Burgalesa de Generación Eólica, S.A.	Spain	Sinia XXI, S.A.	—	Change in percentage of ownership	Jul-05	E.M.	7.48	24.24	E.M.	6.17	20.00
Solgas Distribuidora de Gas, S.L.	Spain	Repsol Butano, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Inclusion in the scope of consolidation	Jun-05	F.C.	100.00	100.00	—	—	—
Astra Evangelista, S.A.	Argentina	YPF, S.A.	OPESSA	Inclusion in the scope of consolidation	Jun-05	F.C.	100.00	100.00	—	—	—
Termogaucha—Usina Termeléctrica, S.A.	Brazil	Repsol YPF Brasil, S.A.	—	Inclusion in the scope of consolidation	Jun-05	P.C.	26.00	26.00	—	—	—
Gas Natural Exploración, S.L. (1)	Spain	Gas Natural SDG, S.A.	La Energía, S.A.	Inclusion in the scope of consolidation	Jun-05	P.C.	30.85	100.00	—	—	—
Natural RE, S.A. (1)	Luxembourg	Gas Natural International, Ltd.	Holding Gas Natural, S.A.	Inclusion in the scope of consolidation	Jun-05	P.C.	30.85	100.00	—	—	—
Gas Natural Capital Markets, S.A. (1)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Inclusion in the scope of consolidation	Jun-05	P.C.	30.85	100.00	—	—	—
Tratamiento Almazán, S.L. (1)	Spain	La Energía, S.A.	—	Inclusion in the scope of consolidation	Jun-05	P.C.	27.76	90.00	—	—	—
Repsol-Gas Natural LNG	Spain	Repsol YPF, S.A.	Gas Natural SDG, S.A.	Inclusion in the scope of consolidation	Jun-05	P.C.	15.42	50.00	—	—	—
CEG Rio, S.A. (1)	Brazil	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Change in percentage of ownership	Jul-05	P.C.	18.39	59.61	P.C.	22.21	72.00
Enagás, S.A.	Spain	Gas Natural SDG, S.A.	—	Exclusion from the scope of consolidation	Oct-05	—	—	—	E.M.	8.06	26.13

(1)	This company is fully consolidated by its Parent. The Parent is proportionately consolidated by the Repsol YPF Group.

(2)	48% ownership interest held by Repsol Exploración Argelia, S.A. (proportionately consolidated) and 32% by Gas Natural Exploración, S.A. (30.85% proportionately consolidated).

(3)	50% ownership interest held by Repsol YPF, S.A. and 50% by Gas Natural SDG, S.A. In 2006 Repsol YPF, S.A. proportionately consolidated 50% of its ownership interest.

APPENDIX II: Jointly controlled assets and operations

Name	Percentage of Ownership (%)	Operator	Line of Business
Algeria
TFT	30.00%	GTFT	Exploration and production
TFR	60.00%	Repsol Exploración Argelia	Exploration and production

Argentina
Acambuco	22.50%	Pan American Energy LLC	Exploration and production
Agua Pichana	27.27%	Total Austral, S.A.	Production
Aguaragüe	30.00%	Tecpetrol, S.A.	Exploration and production
Bandurria	27.27%	YPF, S.A.	Exploration
CAM-1	50.00%	Sipetrol S.A.	Exploration and production
CAM-2/A SUR	50.00%	Sipetrol S.A.	Exploration and production
CAM-3	50.00%	Sipetrol S.A.	Exploration and production
Campamento Central / Cañadón Perdido	50.00%	YPF, S.A.	Production
CCA-1 GAN GAN	50.00%	Wintershall Energía, S.A.	Exploration
CGSJ—V/A	50.00%	Wintershall Energía, S.A.	Exploration
El Tordillo	12.20%	Tecpetrol, S.A.	Production
Filo Morado	50.00%	YPF, S.A.	Electricity generation
La Tapera y Puesto Quiroga	12.20%	Tecpetrol, S.A.	Exploration
Llancanelo	51.00%	YPF, S.A.	Exploration and production
Magallanes	50.00%	Sipetrol S.A.	Production
Palmar Largo	30.00%	Pluspetrol, S.A.	Production
Puesto Hernández	61.55%	Petrobas Energía, S.A.	Production
Ramos	15.00%	Pluspetrol Energy, S.A.	Production
San Roque	34.11%	Total Austral, S.A.	Exploration and production
Tierra del Fuego	30.00%	Pan American Fueguina S.R.L.	Production
Zampal Oeste	70.00%	YPF, S.A.	Exploration and production

Brazil
BM-C-33	50.00%	Repsol YPF Brasil	Exploration
BM-ES-29	100.00%	Repsol YPF Brasil	Exploration
BM-ES-30	40.00%	Amerada Hess	Exploration
BM-S-55	75.00%	Repsol YPF Brasil	Exploration
BM-S-47	50.00%	BG E&P Brasil	Exploration
BM-S-48	75.00%	Repsol YPF Brasil	Exploration
BM-S-51	40.00%	Petrobras S.A.	Exploration
BM-S-50	20.00%	Petrobras S.A.	Exploration
BM-S-43	25.00%	Shell	Exploration
BM-S-44	25.00%	Petrobras S.A.	Exploration
BM-S-13	40.00%	BG E&P Brasil	Exploration
BM-S-9	25.00%	Petrobras S.A.	Exploration
BM-S-7	37.00%	Petrobras S.A.	Exploration
BM-C-3	20.00%	Petrobras S.A.	Exploration
BM-C-4	30.00%	Petrobras S.A.	Exploration
BM-ES-21	20.00%	Petrobras S.A.	Exploration
ALBACORA LESTE	10.00%	Petrobras S.A.	Development

APPENDIX II: Jointly controlled assets and operations—Continued

Name	Percentage of Ownership (%)	Operator	Line of Business
Bolivia
Bloque Monteagudo	50.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque Caipipendi	38.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque Charagua	30.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque San Alberto	50.00%	Petrobras S.A.	Exploration
Bloque San Antonio	50.00%	Petrobras S.A.	Exploration
Planta de Servicios de Compresión de Gas Río Grande	50.00%	Andina S.A.	Compression of gas

Canada
Canaport Ltd. Partnership	75.00%	Canaport Ltd.	L.N.G. regasification

Colombia
Capachos	35.00%	Repsol Exploración Colombia	Exploration and production

E.A.U.
Dubai	25.00%	Dubai Marine Areas	Exploration and production
Ecuador
Bloque 14	25.00%	Vintage	Exploration and production
Bloque 16	35.00%	Repsol YPF Ecuador	Exploration and production

Spain
Albatros	82.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Boqueron	62.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Angula	54.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Casablanca	69.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Gaviota	82.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Barracuda	60.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Rodaballo	69.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Chipiron	98.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production

Libya
Bloque NC 115	10.00%	Repsol Oil Operations	Exploration and production
Bloque NC 186	8.00%	Repsol Oil Operations	Exploration and production
Paquetes 1-2-3	1-60%; 3-35%	Repsol Oil Operations	Exploration and production

Peru
Lotes 56 & 88	20.00%	Hunt Oil	Exploration and production
Trinidad & Tobago
BPTT Offshores Trinidad	30.00%	BP	Exploration and production

Venezuela
Yucal Placer	15.00%	Repsol YPF Venezuela	Exploration and production
Menegrande	40.00%	Repsol YPF Venezuela	Exploration and production

APPENDIX III. Detail of the holdings owned by the Directors in companies engaging in an activity which is identical, similar or supplementary to the activity that constitutes the corporate purpose of Repsol YPF, S.A. and of the positions held by the Directors in such companies.

Antonio Brufau Niubó

Positions:

Deputy Chairman of the Board of Directors of Gas Natural SDG, S.A.

Director of Suez

Holdings:

Gas Natural SDG, S.A.: 30,602 shares

Suez: 2,222 shares

Henri Philippe Reichstul

Positions:

Director of Ashmore Energy International

Luis Suárez de Lezo Mantilla

Positions:

Director of Compañía Logística de Hidrocarburos, S.A. (CLH)

Director of Repsol—Gas Natural LNG, S.L.

Holdings:

Gas Natural SDG, S.A.: 8,765 shares

Endesa, S.A.: 1,956 shares

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (Unaudited information)

Information shown in the following tables is prepared based on our primary financial statements in accordance with IFRS as described in Notes 2 and 3 to the Consolidated Financial Statements. Differences between the accounting principles followed by the Group and the United States Generally Accepted Accounting Principles are described in Note 41 to the Consolidated Financial Statements.

Capitalised costs

Capitalised costs represent the historical costs capitalised to assets with proved and non-proved oil and gas reserves, including auxiliary equipment and facilities, and the related accumulated depreciation and accumulated impairment losses.

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2004
Costs capitalised to assets with proved reserves	22,099	672	1,007	16,985	3,414	21
Costs capitalised to assets with non proved reserves	728	—	21	265	431	11

	22,827	672	1,028	17,250	3,845	32
Auxiliary equipment and facilities	1,149	48	277	266	558	—

Total capitalised costs	23,976	720	1,305	17,516	4,403	32
Accumulated depreciation and impairment losses	(13,943)	(628)	(833)	(11,031)	(1,448)	(3)

Net amounts	10,033	92	472	6,485	2,955	29

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2005
Costs capitalised to assets with proved reserves	26,006	300	1,188	20,309	4,174	35
Costs capitalised to assets with non proved reserves	1,218	—	46	382	771	19

	27,224	300	1,234	20,691	4,945	54
Auxiliary equipment and facilities	1,755	428	336	350	641	—

Total capitalised costs	28,979	728	1,570	21,041	5,586	54
Accumulated depreciation and impairment losses	(17,025)	(636)	(1,028)	(13,621)	(1,735)	(5)

Net amounts	11,954	92	542	7,420	3,851	49

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2006
Costs capitalised to assets with proved reserves	25,002	303	1,152	19,291	3,514	742
Costs capitalised to assets with non proved reserves	2,043	—	109	290	617	1,027

	27,045	303	1,261	19,581	4,132	1,769
Auxiliary equipment and facilities	1,934	428	322	358	801	26

Total capitalised costs	28,979	730	1,583	19,939	4,933	1,795
Accumulated depreciation and impairment losses	(16,880)	(649)	(1,049)	(13,580)	(1,597)	(5)

Net amounts	12,099	82	533	6,359	3,336	1,789

The Company’s share in equity method investees’ net capitalized costs as of December 31, 2006 amounted to EUR 80 million corresponding to Rest of the World area.

Costs incurred

The costs incurred represent amounts capitalised or charged to profit during the year relating to acquisitions of assets with oil and gas reserves and exploration and development activities.

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2004
Acquisitions of assets with proved reserves	19	—	—	—	19	—
Acquisitions of assets with non proved reserves	2	—	—	—	—	2
Exploration costs	317	13	77	75	120	32
Development costs	1,013	7	51	658	294	3

TOTAL	1,351	20	128	733	433	37

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2005
Acquisitions of assets with proved reserves	37	—	—	—	37	—
Acquisitions of assets with non proved reserves	262	—	—	—	258	4
Exploration costs	413	21	125	94	143	30
Development costs	1,447	8	60	904	465	10

TOTAL	2,159	29	185	998	903	44

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31December 2006
Acquisitions of assets with proved reserves	663	—	—	—	—	663
Acquisitions of assets with non proved reserves	1,064	—	—	—	—	1,064
Exploration costs	519	3	192	100	132	91
Development costs	1,712	6	106	1,139	396	66

TOTAL	3,959	9	298	1,239	528	1,885

The Company’s share in equity method investees’ net costs incurred for the year ended December 31, 2006 amounted to EUR 87 million corresponding to Rest of the World area.

Results of oil and gas production activities

The following table shows the income and expenses associated directly with the Group’s oil and gas production activities. It does not include any allocation of the finance costs or general expenses and, therefore, is not necessarily indicative of the contribution to consolidated net profit of the oil and gas activities.

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2004
Income
Sales to non-Group companies	1,861	—	169	700	987	5
Sales to Group companies	3,961	43	468	3,061	389	—
Other income	399	5	359	—	35	—

Total Income	6,221	48	996	3,761	1,411	5

Production costs(1)	(1,895)	(10)	(217)	(1,092)	(573)	(3)
Exploration expenses	(309)	(3)	(79)	(71)	(114)	(42)
Other operating expenses	(286)	(11)	(2)	(89)	(184)
Depreciation and amortisation charge	(1,238)	(9)	(67)	(896)	(266)

Profit (Loss) before taxes and charges	2,493	15	631	1,613	274	(40)
Taxes and charges	(1,378)	(9)	(436)	(775)	(157)	(1)

Results of oil and gas production activities(2)	1,115	6	195	838	117	(41)

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2005
Income
Sales to non-Group companies	2,359	—	264	800	1,291	4
Sales to Group companies	4,398	48	668	3,227	455	—
Other income	731	—	708	—	23	—

Total Income	7,488	48	1,640	4,027	1,769	4

Production costs(1)	(2,356)	(12)	(316)	(1,287)	(739)	(2)
Exploration expenses	(275)	(21)	(100)	(64)	(78)	(12)
Other operating expenses	(404)	(19)	(4)	(135)	(245)	(1)
Depreciation and amortisation charge	(1,280)	(2)	(75)	(890)	(311)	(2)

Profit (Loss) before taxes and charges	3,173	(6)	1,145	1,651	396	(13)

Taxes and charges	(1,960)	(2)	(812)	(774)	(375)	3
Results of oil and gas production activities(2)	1,213	(8)	333	877	21	(10)

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2006
Income
Sales to non-Group companies	3,127	—	364	876	1,883	3
Sales to Group companies	5,034	51	689	3,656	639	—
Other income	1,004	30	879	—	95	—

Total Income	9,164	81	1,932	4,532	2,616	3

Production costs(1)	(3,130)	(19)	(352)	(1,534)	(1,224)	(1)
Exploration expenses	(436)	(4)	(125)	(102)	(121)	(84)
Other operating expenses	(375)	(26)	—	(305)	(43)	—
Depreciation and amortisation charge	(1,758)	(8)	(82)	(1,260)	(406)	(1)

Profit (Loss) before taxes and charges	3,467	25	1,373	1,330	822	(83)
Taxes and charges	(1,639)	(9)	(903)	(451)	(277)	—

Results of oil and gas production activities(2)	1,827	16	471	879	544	(83)

(1)	Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina amounting to EUR 972, 1.309 and 1.919 million and transport and other costs totalling EUR 253, 227 and 242 million in 2004, 2005 and 2006, respectively.

(2)	The results do not include a net income of EUR 120 million in 2004 and a net expense of EUR 74 and EUR 223 million in 2005 and 2006 relating to the impairment provisions accounted as a result of the comparison between market value (discounted cash flows) from proved and non-proved reserves (the latter subject to a risk factor) of oil and gas from each field owned by the Company at year-end and the carrying amount of the assets associated therewith.

Estimated proved net developed and undeveloped oil and gas reserves:

The tables below reflect the net developed and undeveloped proved reserves of crude oil, condensed oil and LPG and natural gas as of December 31, 2004, 2005 and 2006, and the variations therein. The Company’s reserves have been independently reviewed by the independent engineers Gaffney, Cline & Associates, DeGolyer and MacNaughton and Ryder Scott over a two-year cycle (2005-2006).

All the proved reserves in each year were estimated by the Company and independent engineers in accordance with the rules and regulations established for the oil and gas industry and with the Rule 4-10(a) (1) through (13) of Regulation S-X issued by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board of the U.S. which govern accounting and financial reporting practices in the U.S.A. In accordance with these rules, proved oil and gas reserves are the estimated quantities of crude oil, condensed oil, LPG and natural gas that geological and engineering information indicate with reasonable certainty can be extracted from known fields in future years under existing economic and operating conditions, such as prices and costs as of the date of the estimates.

Proved developed reserves of crude oil, condensate and gas natural liquids:

	Thousands of barrels
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 December 2003(1)	1,768,036	4,974	177,371	1,207,799	372,488	5,404
Revisions of previous estimates	(29,857)	147	(9,825)	(23,974)	3,790	5
Increase due to improvement in recovery techniques	19,239	—	—	17,761	1,478	—
Extensions and discoveries	26,089	—	4,219	10,041	5,534	6,296
Purchase of reserves	11,201	—	—	—	11,201	—
Sales of reserves	(5,371)	—	—	—	—	(5,371)
Production	(207,641)	(1,373)	(20,318)	(146,096)	(39,848)	(7)

Reserves at 31 December 2004(1)	1,581,696	3,749	151,447	1,065,531	354,643	6,328
Revisions of previous estimates	(268,885)	355	(13,821)	(178,671)	(76,747)	1
Increase due to improvement in recovery techniques	7,042	—	—	7,042	—	—
Extensions and discoveries	16,735	—	31	14,694	2,010	—
Purchase of reserves	38,360	—	—	—	38,360	—
Sales of reserves	(14,421)	—	—	—	(14,421)	—
Production	(193,868)	(880)	(20,491)	(134,313)	(38,179)	(5)

Reserves at 31 December 2005(1)(2)	1,166,660	3,223	117,166	774,282	265,666	6,323
Revisions of previous estimates	52,422	623	70,137	8,696	(27,033)	—
Increase due to improvement in recovery techniques	9,002	—	—	8,708	294	—
Extensions and discoveries	13,128	—	899	11,610	620	—
Purchase of reserves	40,155	—	—	—	—	40,155
Sales of reserves	(30,313)	—	(26,722)	—	(3,590)	—
Production	(191,698)	(729)	(27,834)	(126,940)	(36,189)	(5)

Reserves at 31 December 2006(1)	1,059,356	3,117	133,644	676,356	199,767	46,473

Proved developed reserves of crude oil, condensate and gas natural liquids:

At 31 December 2003	1,351,220	4,974	136,361	987,086	222,744	55
At 31 December 2004	1,227,855	3,749	119,038	866,504	238,533	32
At 31 December 2005	875,237	3,223	96,644	606,596	168,747	27
At 31 December 2006	777,746	3,117	105,067	522,899	146,642	22

Note: The aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Includes 45,381, 50,231 and 28,266 thousands of barrels relating to the minority interest of Empresa Petrolera Andina, S.A at 31 december 2003, 2004 and 2005, respectively. In 2006, data relating to Empresa Petrolera Andina, S.A. are shown net of minority interest (8,998 thousand of barrels).

(2)	Reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the transformation of operating contracts into joint ventures (“empresas mixtas”).

Proved developed and undeveloped reserves of natural gas:

	Millions of Standard Cubic Feet
	Total	Spain	Africa Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 December 2003(1) .	15,446,696	—	310,584	6,695,495	8,391,355	49,262
Revisions of previous estimates	(384,019)	—	(44,585)	(208,593)	(131,104)	263
Increase due to improvement in recovery techniques	2,042	—	—	2,042	—	—
Extensions and discoveries .	523,103	—	—	108,625	410,309	4,169
Purchase of reserves	29,073	—	—	—	29,073	—
Sales of reserves	(44,875)	—	—	—	—	(44,875)
Production	(1,229,851)	—	(25,963)	(730,493)	(472,808)	(587)

Reserves at 31 December 2004(1)	14,342,169	—	240,036	5,867,076	8,226,825	8,232
Revisions of previous estimates	(1,095,047)	3,099	(65,684)	(433,183)	(599,484)	204
Increase due to improvement in recovery techniques	488	—	—	488	—	—
Extensions and discoveries	128,521	—	—	29,659	98,862	—
Purchase of reserves	34,411	—	—	—	34,411	—
Sales of reserves	(27,266)	—	—	—	(27,266)	—
Production	(1,246,632)	(2,125)	(20,683)	(692,343)	(530,848)	(633)

Reserves at 31 December 2005(1)(2)	12,136,644	974	153,669	4,771,697	7,202,500	7,803
Revisions of previous estimates	(2,253,553)	682	30,864	(62,965)	(2,222,134)	—
Increase due to improvement in recovery techniques	2	—	—	2	—	—
Extensions and discoveries .	55,467	—	7,135	46,285	2,047	—
Purchase of reserves	16,850	—	—	—	—	16,850
Sales of reserves	(939)	—	—	—	(939)	—
Production	(1,236,143)	(1,656)	(24,707)	(673,817)	(535,402)	(561)

Reserves at 31 December 2006(1) .	8,718,327	—	166,961	4,081,202	4,446,072	24,092

Proved developed reserves of natural gas:

At 31 December 2003	8,685,395	—	192,043	4,309,490	4,176,851	7,011
At 31 December 2004	9,063,166	—	192,043	4,127,982	4,739,078	4,063
At 31 December 2005	7,159,849	974	99,203	3,273,111	3,782,928	3,633
At 31 December 2006	4,463,159	—	94,672	2,620,643	1,744,772	3,073

Note: The aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Includes 1,578,627, 1,701,751 and 1,349,622 millions of Standard Cubic Feet relating to the minority interest of Empresa Petrolera Andina, S.A at 31 December 2003, 2004 and 2005, respectively. In 2006 data relating to Empresa Petrolera Andina, S.A. are shown net of minority interest (331,136 million of standard cubic feet).

(2)	The reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the transformation of operating contracts into joint ventures (“empresas mixtas”).

Proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas:

	Thousands of Barrels of Oil Equivalent
	Total	Spain	Africa Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 December 2003 (1)	4,519,006	4,974	232,684	2,400,229	1,866,941	14,178
Revisions of previous estimates	(98,248)	147	(17,765)	(61,123)	(19,559)	51
Increase due to improvement in recovery techniques	19,603	—	—	18,124	1,478	—
Extensions and discoveries	119,251	—	4,219	29,386	78,608	7,038
Purchase of reserves .	16,378	—	—	—	16,378	—
Sales of reserves .	(13,363)	—	—	—	—	(13,363)
Production .	(426,673)	(1,373)	(24,942)	(276,193)	(124,052)	(111)

Reserves at 31 December 2004 (1)	4,135,956	3,749	194,195	2,110,424	1,819,795	7,794
Revisions of previous estimates	(463,907)	907	(25,519)	(255,819)	(183,513)	37
Increase due to improvement in recovery techniques	7,129	—	—	7,129	—	—
Extensions and discoveries	39,624	—	31	19,976	19,617	—
Purchase of reserves .	44,489	—	—	—	44,489	—
Sales of reserves .	(19,277)	—	—	—	(19,277)	—
Production .	(415,886)	(1,259)	(24,175)	(257,615)	(132,720)	(118)

Reserves at 31 December 2005 (1)(2).	3,328,128	3,397	144,533	1,624,095	1,548,391	7,712
Revisions of previous estimates	(348,923)	744	75,633	(2,518)	(422,783)	—
Increase due to improvement in recovery techniques	9,002	—	—	8,709	294	—
Extensions and discoveries	23,007	—	2,169	19,853	984	—
Purchase of reserves .	43,156	—	—	—	—	43,156
Sales of reserves .	(30,480)	—	(26,722)	—	(3,758)	—
Production .	(411,848)	(1,024)	(32,235)	(246,943)	(131,541)	(105)

Reserves at 31 December 2006 (1)	2,612,042	3,117	163,378	1,403,195	991,588	50,764

Proved developed reserves of crude oil, condensate, natural gas liquids and natural gas:

At 31 December 2003	2,898,041	4,974	170,562	1,754,582	966,618	1,304
At 31 December 2004	2,841,954	3,749	144,088	1,601,674	1,091,688	755
At 31 December 2005	2,150,366	3,397	114,311	1,189,519	842,465	674
At 31 December 2006	1,572,610	3,117	121,928	989,620	457,376	569

Note 1: The aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

Note 2: See Section 2.2.1.1 Oil and Gas Reserves for a detailed discussion of the movements in reserves for the years ended 2005 and 2006.

(1)	Includes 326,525, 353,303 and 268,626 thousand of barrels of oil equivalent relating to the minority interest of Empresa Petrolera Andina, S.A. at 31 December 2003, 2004 and 2005, respectively. In 2006, data relating to Empresa Petrolera Andina, S.A. are shown net of minority interest (67,971 thousand of barrels of oil equivalent).

(2)	The reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the transformation of operating contracts into joint ventures (“empresas mixtas”).

Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves

The estimate of future net cash flows was performed in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board of the U.S. which govern stock market information practices in the U.S.A. The method applied is the impartiality or fairness method and is the result of applying current oil and gas prices (considering price changes only by contractual agreement) to estimated future production of proved reserves of oil and gas as of the date of the last balance sheet filed, less the estimated future costs (based on current costs) to be incurred in the development and production of proved reserves, assuming the continuation of current economic conditions.

Future production costs were estimated on the basis of actual costs borne in 2004, 2005 and 2006. Future development costs were calculated on the basis of technical studies conducted by Repsol YPF and by the operators holding joint title with Repsol YPF. The taxes projected for each of the future years were determined by applying the applicable nominal tax rate, reduced by the tax benefits available to the Company in each of the years. The interest rate used to discount the future net revenues was 10%.

The present value of the future net cash flows estimated on the basis of the aforementioned assumptions, applying the principle of impartiality, is not intended to be interpreted, and should not be interpreted, as the fair value of the Group’s oil and gas reserves. An estimation of the fair value of these reserves should also include the future exploitation of reserves not yet classified as proved reserves, possible changes in future prices and costs and a discount rate which represents the time value of money at the calculation date and the uncertainties inherent to estimating the reserves.

The following table shows the present value of the future net revenues relating to proved oil and gas reserves, calculated on the basis of the aforementioned assumptions:

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2004
Future cash inflows	54,143	451	5,450	30,978	17,247	17
Future development, production and abandonment costs	(18,862)	(262)	(1,803)	(9,967)	(6,828)	(2)
Future income tax expenses	(11,587)	(29)	(669)	(6,600)	(4,283)	(6)

Future net cash flows after taxes	23,694	160	2,978	14,411	6,136	9
10% annual discount for estimated timing of cash flows	(9,318)	(53)	(1,088)	(5,795)	(2,378)	(4)

Standardized measure of discounted future net cash flows (1)	14,376	107	1,890	8,616	3,758	5

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2005
Future cash inflows	69,362	489	6,752	35,291	26,799	31
Future development, production and abandonment costs	(24,794)	(315)	(2,036)	(11,165)	(11,274)	(4)
Future income tax expenses	(15,177)	(8)	(958)	(7,609)	(6,592)	(10)

Future net cash flows after taxes	29,391	166	3,758	16,517	8,933	17
10% annual discount for estimated timing of cash flows	(10,335)	(43)	(1,222)	(5,493)	(3,570)	(7)

Standardized measure of discounted future net cash flows (1)	19,056	123	2,536	11,024	5,363	10

	Millions of Euros
At 31 December 2006	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Future cash inflows	54,861	418	9,147	26,370	16,797	2,129
Future production and abandonment costs	(17,796)	(295)	(1,740)	(8,256)	(7,203)	(300)
Future development costs	(4,027)	—	(144)	(2,450)	(1,079)	(355)
Future income tax expenses	(11,868)	6	(4,203)	(4,340)	(3,292)	(38)

Future net cash flows after taxes	21,171	128	3,060	11,324	5,222	1,437
10% annual discount for estimated timing of cash flows	(7,630)	(28)	(964)	(3,853)	(2,160)	(625)

Standardized measure of discounted future net cash flows	13,541	101	2,096	7,471	3,062	812

(1)	Including EUR 442 and 253 million relating to minority interest of Empresa Petrolera Andina, S.A. at 31 December 2004 and 2005, respectively.

Changes in Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

The detail of the changes in the standardized measure of discounted future net cash flows for 2006, 2005 and 2004 is as follows:

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Balance at 31 December 2003	13,377	93	1,596	8,204	3,437	47

Changes due to sale or transfer prices or future production Costs	3,710	41	580	3,024	66	(1)
Changes in future development costs	(1,085)	(3)	(61)	(612)	(409)	—
Oil and gas sales and transfers in the period	(3,355)	(22)	(355)	(2,230)	(747)	(1)
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	781	—	70	443	268	—
Net changes due to purchases/sales of assets	56	—	—	—	93	(37)
Net changes due to revisions of reserves	(201)	—	(23)	(414)	236	—
Previously estimated development costs incurred in the year	404	—	45	215	144	—
Effect of discounting to a different date and exchange rate Effect	122	2	18	66	39	(3)
Other non-specific changes	353	—	—	—	353	—
Changes in income tax	215	(4)	20	(79)	278	—

Net change	1,000	14	294	413	321	(42)

Balance at 31 December 2004(1)	14,377	107	1,890	8,617	3,758	5
Changes due to sale or transfer prices or future production Costs	9,053	2	1,155	5,539	2,349	8
Changes in future development costs	(1,055)	8	(57)	(589)	(416)	(1)
Oil and gas sales and transfers in the period	(4,477)	(33)	(533)	(3,019)	(891)	(1)
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	654	—	1	495	158	—
Net changes due to purchases/sales of assets	340	—	—	—	340	—
Net changes due to revisions of reserves	(2,860)	(4)	(305)	(2,531)	(20)	—
Previously estimated development costs incurred in the year	778	—	53	432	293	—
Effect of discounting to a different date and exchange rate Effect	3,481	26	453	2,076	925	1
Other non-specific changes	—	—	—	—	—	—
Changes in income tax	(1,235)	17	(121)	4	(1,133)	(2)

Net change	4,679	16	646	2,407	1,605	5

Balance at 31 December 2005(1)	19,056	123	2,536	11,024	5,363	10
Changes due to sale or transfer prices or future production Costs	(2,297)	(10)	669	(3,398)	449	(7)
Changes in future development costs	(795)	14	(3)	(385)	(422)	1
Oil and gas sales and transfers in the period	(4,985)	(35)	(687)	(2,795)	(1,466)	(2)
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	142	—	23	117	2	—
Net changes due to purchases/sales of assets	636	—	(31)	—	(49)	716
Net changes due to revisions of reserves	97	5	2,323	539	(2,879)	110
Previously estimated development costs incurred in the year	862	1	55	480	326	—
Effect of discounting to a different date and exchange rate Effect	(472)	(4)	(75)	(270)	(123)	—
Other non-specific changes	—	—	—	—	—	—
Changes in income tax	1,294	6	(2,715)	2,160	1,859	(16)

Net change	(5,516)	(23)	(441)	(3,554)	(2,301)	802

Balance at 31 December 2006	13,541	101	2,096	7,471	3,063	811

(1)	Including EUR 442 and 253 million relating to minority interests of Empresa Petrolera Andina, S.A. at 31 December 2004 and 2005, respectively.