Form 20-F
period 2007-12-31
REPSOL YPF SA
filed 2008-05-30
CIK 847838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

Commission file number: 1-10220

Repsol YPF, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of incorporation or organization)

Paseo de la Castellana, 278—280, 28046 Madrid, Spain

(Address of principal executive offices)

Fernando Ramírez Mazarredo

Repsol YPF, S.A.

Paseo de la Castellana, 278-280, 28046 Madrid, Spain

Tel: (011-34)913488100

Facsimile Number: (011-34) 913142821

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

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

The number of certain outstanding shares of each class of stock of Repsol International Capital Limited benefiting from a guarantee of Repsol YPF, S.A. at December 31, 2007 was:

Series A 7.45% non-cumulative guaranteed preference shares	29,000,000
Series B floating rate quarterly non-cumulative guaranteed preference shares	1,000,000
Series C floating rate quarterly non-cumulative guaranteed preference shares	2,000,000

The number of outstanding shares of each class of stock of Repsol YPF, S.A. as of December 31, 2007 was:

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

Large accelerated filer  ☒        Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards	Other ☐
as issued by the International Accounting Standards Board: ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐         Item 18  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CROSS REFERENCE SHEET

The following table provides cross reference between the contents of this annual report and the requirements of Form 20-F.

Form 20-F Item	Repsol YPF 2007 annual report
PART I	PART I

Item 1.	*
Item 2.	*
Item 3.	Item 1.	Key Information about Repsol YPF
Item 4.	Item 2.	Information on Repsol YPF
Item 4A.	Item 13F.	Unresolved Staff Comments
Item 5.	Item 3.	Operating and Financial Review and Prospects
Item 6.	Item 4.	Directors, Senior Management and Employees
Item 7.	Item 5.	Major Shareholders and Related Party Transactions
Item 8.	Item 6.	Financial Information
Item 9.	Item 7.	Offering and Listing
Item 10.	Item 8.	Additional Information
Item 11.	Item 9.	Quantitative and Qualitative Disclosure About Market Risk
Item 12.	*

PART II	PART II

Item 13.	Item 10.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Item 11.	Material Modifications to the Rights of Securities Holders and Use of Proceeds
Item 15.	Item 12.	Controls and Procedures
Item 16.	*
Item 16A.	Item 13A.	Audit Committee Financial Expert
Item 16B.	Item 13B.	Code of Ethics
Item 16C.	Item 13C.	Principal Accountant Fees and Services
Item 16D.	Item 13D.	Exemptions from the Listing Standards for Audit Committees
Item 16E.	Item 13E.	Purchases for Equity Securities by the Issuer and Affiliated Purchasers
Item 17.	*

PART III	PART III

Item 18.	Item 14.	Financial Statements
Item 19.	Item 15.	Exhibits

*	Not applicable.

i

Oil and Gas Terms

Oil and gas reserves definitions used in this annual report are in accordance with Rule 4-10(a) (1)-(17) of Regulation S-X.

The definitions of Reserves Estimate, Reserves Audit and Reserves Review as given below and used hereunder are not terms defined under SEC Rules or Regulations and are terms used by Repsol YPF in this annual report as defined herein and consequently such definitions may be defined and used differently by other companies.

For the purpose of this annual report, any reserves estimate, or any independent reserves audit or any reserves review invoked hereunder, are in accordance with Rule 4-10(a) (1)-(17) of Regulation S-X of the SEC.

The following terms have the meanings shown below unless the context indicates otherwise:

“acreage”: The total area, expressed in acres or km2, over which Repsol YPF has interests in exploration or production. Net acreage is Repsol YPF’s interest in the relevant exploration or production area.

“concession contracts”: A grant of access for a defined area and time period that transfers certain entitlements to produce hydrocarbons from the host country to an enterprise. The company holding the concession generally has rights and responsibilities for exploration, development, production and sale of hydrocarbon. Concession contracts are typically granted under a legislated fiscal system where the host country collects royalty on revenues and taxes or fees on profits earned.

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

Oil and gas producing activities do not include:

•	The transporting, refining and marketing of oil and gas.

•	Activities relating to the production of natural resources other than oil and gas.

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

“Reserves Audit”: The process whereby a qualified reserves professional reviews certain factual matters and assumptions on which an estimate of reserves and/or reserves information prepared by others has been based. It includes the rendering of an opinion about (i) the appropriateness of the methodologies employed, (ii) the adequacy and quality of the data relied upon, (iii) the depth and thoroughness of the reserves estimate process, (iv) the classification of reserves appropriate to the relevant definitions used and (v) the reasonableness of the estimated reserves quantities and/or reserves information, thereby concluding that the estimate of reserves and/or reserves information is free of material misstatements. The term “reasonableness” cannot be defined with precision but reflects a quantity and/or value difference as contemplated under Section 2.1.1.2 “Internal Controls on Reserves and Reserves Audits.” Often a reserves audit includes a detailed review of certain critical assumptions and independent assessments with acceptance of other information less critical to the reserves estimate. Typically, a reserves audit letter should be of sufficient rigor to determine the appropriate reserves classification for all reserves in the property set evaluated and to clearly state the reserves classification system used.

The estimate of reserves and other reserves information is imprecise by nature due to the many unknown geological and reservoir factors that can be estimated only through sampling techniques. Since reserves are only estimates, they cannot be audited for the purpose of verifying exactness. Instead, reserves information is audited for the purpose of reviewing in sufficient detail the policies, procedures, methods and data used by Repsol YPF in estimating Repsol YPF’s reserves information so that the reserves professional may express an opinion as to whether, in the aggregate, the reserves information furnished by Repsol YPF is reasonable within established and predetermined tolerances and has been estimated and presented in conformity with generally accepted petroleum engineering and evaluation principles and within the rules and regulations of the SEC.

In some cases, the auditing procedure may require independent estimates of reserves information for some or all properties. The desirability of such re-estimate will be determined by the reserves professional exercising professional judgment in arriving at an opinion as to the reasonableness of the reserves information. In such cases, the reserves professional makes an independent comprehensive estimate of reserves by interpreting and assessing all the pertinent data to generate such reserves professional’s own cash flow analysis and proved reserves estimate. The degree of assurance of such independent estimates cannot usually be provided with numeric precision.

The main product of these independent estimates is a report that includes the reserves professional’s actual proved reserves estimates and economic evaluation. This report may also, at Repsol YPF’s request, include maps, logs, or other technical backup used by the reserves professional, with an opinion letter that includes the reserves professional’s findings, conformance or not with the applicable principles, definitions and procedures for estimating reserves. This opinion may also, at Repsol YPF’s request, include conclusions and recommendations. In the aforementioned case where the reserves professional performs an independent estimate of reserves, the estimate is deemed an “external reserves certification”.

In all cases, the opinion letter or report issued by the reserves professional must state his or her professional standing and professional affiliation as a registered or certified professional from an appropriate governmental authority or professional organization.

v

“Reserves Estimate”: The process whereby a qualified reserves professional performs a comprehensive evaluation by interpreting and assessing all the pertinent data to generate such proved reserves estimates and cash flow analysis. The main product of this evaluation results in a report that includes: (i) the actual reserve estimate quantities, (ii) the future producing rates from such reserves, (iii) the future net revenues from such reserves and (iv) the present value of such future net revenue. This report may also include maps, logs or other technical backup used by the estimator.

“Reserves Review”: The process whereby a qualified reserves professional reviewer conducts a high-level assessment of reserves information to determine if it is plausible. The steps consist primarily of:

•	inquiry;

•	analytical procedures;

•	analysis;

•	review of historical reserves performance; and

•	discussions with reserves management staff.

“Plausible” means the reserves data appearing to be worthy of belief based on the information obtained by others in carrying out the aforementioned steps. It may result in a statement like “Nothing came to my attention that would indicate the reserves information has not been prepared and presented in accordance with the applicable principles and definitions.”

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

“Reserves Professional”: A person with sufficient educational background, professional training and professional experience to qualify him or her to exercise prudent professional judgment while in charge of the conduct of an audit, estimate or review of reserves. The determination of whether a Reserves Professional is qualified is made on a case-by-case basis with reference to the recognition and respect of the Reserves Professional’s peers. Repsol YPF would normally consider a Reserves Professional to be qualified if the Reserves Professional (i) has a minimum of 10 years’ practical experience in petroleum engineering or petroleum production geology, with at least five years of such experience in charge of the estimates and evaluation of reserves information; and (ii) either (A) has obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other discipline of engineering or physical science, or (B) has received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

Repsol YPF’s standard of independence for Consulting Reserves Professionals is that he or she must not have any financial interest in the properties under evaluation. This is to ensure that there is no incentive for the Reserves Professional’s reports to be outcome-oriented because there is no direct economic benefit for the Reserves Professional as a consequence of the results of the work. The Independent Qualified Reserves Professional’s compensation is based only on professional services carried out to deliver an unbiased analysis suitable for the public and financial communities. Repsol YPF also requires that a statement of such independence is included in the Reserves Professional’s report.

“surface conditions”: Represents the pressure and temperature conditions at which volumes of oil, gas, condensate and natural gas liquids are measured for report purpose. It is also referred to as standard conditions. For Repsol YPF these conditions are 14.7 psi for pressure and 60°F for temperature. All volume units expressed in this report are at surface conditions.

Abbreviations:

“bbl”	Barrels.

“Bcf”	Billion cubic feet. º 10[9] cubic feet.

“Bcm”	Billion cubic meters. º 10[9] cubic meters.

“boe”	Barrels of oil equivalent.

“boe/d”	Barrels of oil equivalent per day.

“GWh”	Gigawatt hours.

“HP”	Horse Power.

“km”	Kilometers.

“km2”	Square kilometers.

“liquids”	Crude oil, condensate and natural gas liquids.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“m”	Thousand.

“mbbl/d”	Thousand barrels per day.

“mboe/d”	Thousand barrels of oil equivalent per day.

“mm”	Million.

“mmbbl”	Million barrels.

“mmboe”	Million barrels of oil equivalent.

“mmboe/d”	Million barrels of oil equivalent per day.

“mmBtu”	Million British thermal units.

“mmcf”	Million cubic feet.

“mmcf/d”	Million cubic feet per day.

“mmcm/d”	Million cubic meters per day.

“MW”	Megawatts.

“psi”	Pound per square inch.

USA	United States of America.

Conversion Table

1 tonne = 1 metric ton = 1,000 kilograms = 2,204 pounds

1 barrel = 42 U.S. gallons

1 tonne of oil = approximately 7.3 barrels assuming a specific gravity of 34 degrees API (American Petroleum Institute)

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

In this annual report, references to “Consolidated Financial Statements” are to Repsol YPF’s audited consolidated balance sheets as of December 31, 2007, 2006 and 2005, and Repsol YPF’s audited consolidated statements of income for the years ended December 31, 2007, 2006 and 2005, and Repsol YPF’s audited consolidated cash flow statements for the years ended December 31, 2007, 2006 and 2005, and the related notes and schedules thereto.

In this annual report, references to “euro” or “€” are to the euro, which is Spain’s legal currency, references to “dollars” or “$” or “US$” are to United States dollars, and references to “pesos” or “Ps.” are to Argentine pesos. A “billion” is a thousand million.

Presentation of Certain Information

Repsol YPF publishes its financial statements in euro. In accordance with European Union (EU) regulations, from January 1, 2005, Repsol YPF has prepared its financial statements in conformity with International Financial Reporting Standards (IFRS) as adopted by the EU and in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

Unless otherwise indicated, the information contained in this annual report reflects:

•

for the subsidiaries whose results and balance sheet were consolidated using the full consolidation method at the date or for the periods indicated, 100% of the assets and liabilities, plus the amount of any goodwill generated upon the acquisition of these subsidiaries, if any, and 100% results of operations of such subsidiaries without excluding minority interests;

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

Unless otherwise indicated, where this annual report provides translations into euro of amounts denominated in or resulting from transactions effected in currencies other than the euro, the conversion has been effected at the relevant exchange rate on the effective date of the transaction for accounting purposes. All other translations into euro of amounts in currencies other than the euro in this annual report have been calculated, unless otherwise indicated, at the relevant exchange rate on December 31, 2007.

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

The consolidated income statement data for each of the years in the four-year period ended December 31, 2007 and the consolidated balance sheet data as of December 31, 2007, 2006, 2005 and 2004, set forth below have been derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and notes thereto included in this annual report, which have been prepared in accordance with IFRS as adopted by the EU and in accordance with IFRS as issued by the IASB and have been audited by the independent auditor Deloitte, S.L.

Until December 31, 2004, Repsol YPF prepared its consolidated financial statements in accordance with generally accepted accounting principals in Spain.

Pursuant to SEC Release No. 33-8567, “First-Time Application of International Financial Reporting Standards”, Repsol YPF is only required to include Selected Financial Data prepared in compliance with IFRS extracted or derived from the Consolidated Financial Statements for the years ended December 31, 2007, 2006, 2005 and 2004 (earlier periods are not required to be included).

Furthermore, pursuant to SEC Release No. 33-8879, “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards Without Reconciliation to U.S. GAAP”, Repsol YPF includes Selected Financial Data prepared in compliance with IFRS, without reconciliation to U.S. GAAP.

The following table presents selected consolidated financial data of Repsol YPF in accordance with IFRS for the periods indicated:

	Year ended December 31,
	2007	2006	2005	2004
	(millions of euro, except per share and ADS amounts)
Consolidated income statement data
Operating revenues	55,923	55,080	51,045	40,292
Operating income	5,808	5,911	6,161	4,686
Income from continuing operations(1)	5,693	5,568	5,556	4,193
Net income	3,355	3,348	3,224	2,566
Net income attributable to minority interests	(167)	(224)	(104)	(152)
Net income attributable to shareholders of the parent	3,188	3,124	3,120	2,414
Income (loss) from continuing operations per share or ADS(2)(3)	4.66	4.56	4.55	3.43
Basic and diluted earnings per share or ADS(2)(3)	2.61	2.56	2.56	1.98
Weighted average shares outstanding (millions)(3)	1,221	1,221	1,221	1,221

	Year ended December 31,
	2007	2006	2005	2004
	(millions of euro, except per share and ADS amounts)

Consolidated balance sheet data
Property, plant and equipment, net	23,676	23,475	23,304	20,303
Total current assets	15,543	13,913	14,305	11,780
Total assets	47,164	45,201	45,782	30,693
Long-term debt	6,647	7,038	6,236	7,333
Preference shares	3,418	3,445	3,485	3,386
Short-term debt	1,501	1,556	2,701	3,142
Shareholders’ equity	19,162	18,042	16,790	13,230
Equity attributable to shareholders of the parent	18,511	17,433	16,262	12,806
Equity attributable to minority interests	651	609	528	424
Capital stock	1,221	1,221	1,221	1,221

Other consolidated data
Cash flow from operating activities	5,712	6,038	6,056	4,314
Cash flow from investing activities	(4,094)	(5,222)	(3,132)	(3,486)
Cash flow from financing activities	(1,378)	(957)	(3,665)	(2,198)
Dividends per ADS or share(2)(3)	0.86	0.66	0.60	0.50

(1)	Includes equity in earnings of companies accounted for using the equity method totaling €109 million, €139 million, €117 million and €131 million for the years ended December 31, 2007, 2006, 2005 and 2004 respectively.

(2)	Based on the average number of shares outstanding during such year, which, from 2004 to 2007, was 1,220,863,463 shares.

(3)	Each Repsol YPF ADS represents one share.

1.2	Exchange rates

The following tables set forth, for the periods and dates indicated, information concerning the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York buying rate for cable transfers in U.S. dollars, per €1.00.

Year ended December 31,	Period End	Average	High	Low
	(U.S. dollar per euro)
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3797	1.4862	1.2904

Month	Period End	High	Low
	(U.S. dollar per euro)
November 2007	1.4688	1.4862	1.4435
December 2007	1.4603	1.4759	1.4344
January 2008	1.4841	1.4877	1.4574
February 2008	1.5187	1.5187	1.4495
March 2008	1.5805	1.5805	1.5195
April 2008	1.5568	1.6010	1.5568
May 2008 (through May 29)	1.5527	1.5784	1.5370

The “average” column in the first table above represents the average of the noon buying rates on the last day of each month during the relevant period.

The noon buying rate for the U.S. dollar on May 29, 2008 was $1.5527 = €1.00.

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

World oil prices have fluctuated widely over the last 10 years and are subject to international supply and demand factors over which Repsol YPF has no control. Political developments throughout the world (especially in the Middle East), the evolution of stocks of oil and products, the circumstantial effects of climate changes and meteorological phenomena, such as storms and hurricanes, which especially affect the Gulf of Mexico, the increase in demand in countries with strong economic growth, such as China and India, as well as significant conflicts, like the conflict in Iraq, political instability and the threat of terrorism from which some producing areas suffer periodically, together with the risk that the supply of crude-oil may become a political weapon, as could happen in the conflict that affects the international community with Iran or the conflict of Venezuela with the United States, can particularly affect the world oil market and oil prices. In 2007, the average international price for West Texas Intermediate (“WTI”) crude oil price was US$72.37 per barrel, compared to an average of US$38.39 per barrel for the period 1998-2007, with high and low annual averages of US$72.37 per barrel in 2007 and US$14.39 per barrel in 1998, respectively. Reductions in oil prices negatively affect Repsol YPF’s profitability, the valuation of its assets and its plans for capital investment including projected capital expenditures related to exploration and development activities. A significant reduction of capital investments may negatively affect Repsol YPF’s ability to replace oil reserves.

1.3.2	Repsol YPF’s natural gas operations are subject to particular operational and market risks

Natural gas prices in the various regions in which Repsol YPF operates tend to vary from one to another as a result of significantly different supply, demand and regulatory circumstances, and such prices may be lower than prevailing prices in other regions of the world. In addition, excess supply conditions that exist in some regions cannot be utilized in other regions due to a lack of infrastructure and difficulties in transporting natural gas. Because of the significance of the overall investment in infrastructure, natural gas prices in regions where Repsol YPF operates are expected to remain lower than prevailing prices for natural gas produced in regions where there is strong natural gas demand and adequate transportation networks, such as in the United States.

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

Repsol YPF also has long-term contracts to sell gas, mainly to clients in Argentina, Bolivia, Brazil, Chile, Venezuela and Spain. These contracts present additional types of risks to the company as they are linked to current proved reserves in Argentina, Bolivia, Venezuela and Trinidad and Tobago. If sufficient reserves in those countries were not available, Repsol YPF might not be able to satisfy its obligations under these contracts, several of which include penalty clauses for non-fulfillment.

Any of the above items could materially adversely affect Repsol YPF’s business, results of operations and financial condition.

1.3.3	Repsol YPF has extensive operations in Argentina

At December 31, 2007, approximately 24% of Repsol YPF’s consolidated assets were located in Argentina, corresponding for the most part to exploration and production activities. In addition, in 2007, approximately 26% of Repsol YPF’s operating income was generated from activities in Argentina.

The Argentine economy has experienced significant volatility in recent decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. Since the most recent crisis of 2001 and 2002, the Argentine economy has grown at a rapid pace during recent years, with GDP increasing on a real basis by 8.7% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006 and 8.7% in 2007. However, no assurances can be given that current rates of growth will continue. The Argentine economy remains susceptible to, among other things, a decline in commodity prices, limited international financing and investment in infrastructure and an increase in inflation. Sustained inflation in Argentina could increase our costs of operation, in particular labor costs, and without a corresponding increase in the price of our products, may negatively impact our results of operations and financial condition. Additionally, as of the date of this annual report, Argentina has restructured a substantial portion of its bond indebtedness and cancelled all of its debt with the International Monetary Fund (IMF). The country is also seeking to settle the non-restructured part of its external public debt and the claims brought before international courts by foreign companies affected during the crisis. If economic conditions in Argentina were to deteriorate, it would likely have an adverse effect on our business, results of operations and financial condition.

Repsol YPF’s business and results of operations have been, and may continue to be, materially and adversely affected by economic, political and regulatory risks and events in Argentina. In particular, in the recent past, the energy sector and YPF have been affected by difficulties in passing through the impact of the price of crude oil and by-products quoted in dollars on domestic prices fixed in pesos, difficulties in increasing domestic natural gas sale prices and the levy of a tax specifically targeted on hydrocarbon exports. A continuing delay could have a negative impact on Repsol YPF’s business, results of operations and financial condition in Argentina.

The main economic risks Repsol YPF faces due to its operations in Argentina are the following:

•

limitations on our ability to pass increases in international prices of crude oil and other hydrocarbon fuels and exchange rate fluctuations through to domestic prices, or to increase local prices of natural gas (in particular for residential customers), gasoline and diesel;

•	higher taxes on hydrocarbon exports;

•

in connection with the Argentine government’s policy to provide absolute priority to domestic demand, regulatory orders to supply natural gas and other hydrocarbon products to the domestic retail market in excess of previously contracted amounts;

•	restrictions on hydrocarbon export volumes driven mainly by the requirement to satisfy domestic demand;

•	the import of certain hydrocarbon fuels at international market prices to satisfy domestic demand at significantly lower domestic prices;

•	regulatory developments leading to the imposition of stricter supply requirements, fines or other actions by governmental authorities in response to fuel shortages at service stations;

•	higher taxes on domestic fuel sales not compensated by price increases;

•	termination of, or failure to obtain the extension of concession permits, most of which expire in 2017;

•	work disruptions and stoppages by the workforce;

•	possible conflicts between regulations or taxes (including royalties) enacted or administered by provinces with those enacted by federal law;

•	the implementation or imposition of stricter quality requirements for petroleum products in Argentina; and

•

further depreciation of the peso in relation to foreign currencies may adversely affect the financial condition or operational results of Argentine companies and their ability to meet their foreign currency obligations.

In recent years, new duties have been imposed on exports. In March 2002, oil and gas companies were levied with a five-year, 20% tax on proceeds from the export of crude oil and a five-year, 5% tax on proceeds from the export of oil products. These duties on exports were increased on May 11, 2004 to the following taxation rates: 25% on exports of crude oil, 20% on exports of butane, methane and LPG, and 5% on exports of gasoline and diesel. On May 26, 2004, a 20% duty on natural gas and natural gas liquids exports was imposed. On August 4, 2004, the Ministry of Economy and Production issued a resolution establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of export and thereby modifying the fixed 25% tax rate established in May of that year.

Resolution 394/2007 of the Ministry of Economy and Production, published on November 16, 2007, amends the export duties on crude oil and other crude derivative products. The new regime provides that when the WTI international price exceeds the reference price, which is fixed at US$60.9/barrel, the producer shall be allowed to collect at US$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over US$45/barrel, a 45% withholding rate will apply. If such price is under US$45/barrel, the applicable export tax is to be determined within a term of 90 business days. The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition, the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers.

With respect to natural gas products, in July 2006, the Ministry of Economy and Production issued Resolution 534/06, which increased to 45% the export duty on natural gas. This resolution also required the Customs General Administration to apply the natural gas price set by the Framework Agreement between Argentina and Bolivia (the “Framework Agreement”), which was approximately US$6/mmBtu in December 2007, as the valuation basis for calculating export duties on natural gas sales, irrespective of the actual price of such sales. In 2006, exports from the Tierra del Fuego province, which were previously exempted from taxes, were made subject to export duties at the prevailing rates. Moreover, in May 2007 the Ministry of Economy and Production increased to 25% the export duty on exports of butane, propane and LPG.

Resolution No. 127/2008 of the Ministry of Economy and Production increased export duties applicable to natural gas exports from 45% to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas, abandoning the previously applicable reference price set by the Framework Agreement between Argentina and Bolivia mentioned above. Resolution No. 127/2008 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Secretariat of Energy, is under the reference price established for such product in the Resolution (US$338/m3 for propane, US$393/m3 for butane and US$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer will be allowed to collect the maximum amount established by the Resolution for the relevant product (US$223/m3 for propane, US$271/m3 for butane and US$250/m3 for blends of the two), with the remainder being withheld by the Argentine government as an export tax.

As a result of the aforementioned export tax increases, YPF may be and, in certain cases, has already been forced to seek the renegotiation of its export contracts, despite, in most cases, the prior authorization of such contracts by the Argentine government. Repsol YPF cannot provide assurances that YPF will be able to renegotiate such contracts on terms acceptable to them.

The imposition of these export taxes has adversely affected YPF’s results of operations. Repsol YPF cannot assure you that these taxes will not continue or be increased in the future or that other new taxes will not be imposed.

The Argentine Hydrocarbons Law (Law No. 17,319) allows for hydrocarbon exports as long as they are not required for the domestic market and are sold at reasonable prices. In the case of natural gas, Law 24,076 and related regulations require that the needs of the domestic market be taken into account when authorizing long term natural gas exports.

During the last several years, the Argentine authorities have adopted a number of measures that have resulted in the substantial restriction of exports of natural gas from Argentina, and the Argentine government’s current policy is not to allow any exports of natural gas other than to the residential sector in certain other countries.

Due to the foregoing, YPF has been obliged to sell a part of its natural gas production previously destined for the export market in the local Argentine market and has not been able to meet its contractual gas export commitments in whole or, in some cases, in part, leading to disputes with its export clients and forcing YPF to declare force majeure under its export sales agreements. Repsol YPF believes that these actions from the government constitute force majeure events that relieve YPF from any contingent liability for the failure to comply with its contractual obligations, although no assurance can be given that this position will prevail.

In addition, the effectiveness after certain specific dates of certain natural gas export authorizations is subject to an analysis by the Secretariat of Energy of natural gas reserves in the Noroeste basin. The result of such analysis is uncertain and may have an adverse impact upon YPF’s performance of the export gas sales agreements related to such export authorizations should the Secretariat determine that reserves are inadequate.

Crude oil exports, as well as the export of most hydrocarbon products, currently require prior authorization from the Secretariat of Energy (pursuant to the regime established under Resolution S.E. No. 1679/04 as amended and supplemented by other regulation). Oil companies seeking to export crude oil or LPG must first demonstrate that the local demand for such product is satisfied or that an offer to sell the product to local purchasers has been made and rejected. Oil refineries seeking to export diesel fuel must also first demonstrate that the local demand of diesel is duly satisfied. Because domestic diesel production does not currently satisfy Argentine domestic consumption needs, YPF has been prevented since 2005 from selling diesel production in the export market, and thereby obliged to sell in the local market at significantly lower prices.

Repsol YPF is unable to predict how long these measures will be in place, or whether such measures or any further measures adopted will affect additional volumes of natural gas, crude oil, diesel fuel, or other products could materially and adversely affect Repsol YPF´s business, results of operations and financial condition.

See Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Other Activities—Gas Natural Market in Argentina,” Section 2. “Information on Repsol YPF—Operations—Gas and Electricity—

Natural Gas,” Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Argentina—Market Regulation” and Section 6. “Financial Information—Legal Proceedings.”

1.3.4	The regulatory environment and outlook for companies that operate in the oil and gas industry in Bolivia remains uncertain and could have a material adverse affect on our business, financial condition and results of operation

Supreme Decree 28,701, published on May 1, 2006, nationalized all of Bolivia’s natural hydrocarbon resources and the Bolivian State, through Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), a Bolivian oil company, took over their commercialization for the internal and export markets as well as potential industrialization projects. Subsequently, and as a consequence of the Hydrocarbons Law and Supreme Decree No. 28,701, on October 28, 2006, Repsol YPF and its affiliate, Andina, signed operation contracts with YPFB that established the conditions for the exploration and production of hydrocarbons in Bolivia. These contracts have already been approved by the Bolivian Congress, and have been notarized and entered into effect on May 2, 2007. Executive Decree No. 29,485 establishes April 30, 2008 as the deadline for the transfer of 50% plus one vote in Empresa Petrolera Andina S.A. (Andina), an affiliate of Repsol YPF to YPFB. On April 30, 2008, the share transfer agreement of 1.08% of Andina´s share capital was signed and on May 5, 2008, such transfer became effective by the granting of a public deed. As of the date of this annual report, the Andina shareholders´ agreement by and between Repsol YPF and YPFB has not been signed.

We cannot predict the effect that these actions will have on our operations in Bolivia, or whether new actions will be taken by the Bolivian government. These and any other actions could have a material adverse effect on our business, results of operations and financial condition.

See Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Oil and Gas Reserves” for a discussion of revisions to our estimated proved reserves in Bolivia and “Information on Repsol YPF—Regulation of the Petroleum Industry—Other Countries—Bolivia”.

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

The oil industry is subject to extensive regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling and exploration obligations, restrictions on production, price controls, required divestments of assets and foreign currency controls over the development and nationalization, expropriation or cancellation of contract rights. Such legislation and regulations apply to virtually all aspects of Repsol YPF’s operations inside and outside Spain. In Spain, for example, the government regulates maximum price levels for LPG bottle sizes between 8 and 20 kilograms (inclusive) as well as for the supply of piped LPG. In addition, legislation and regulations may change in the future.

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

Repsol YPF is subject to extensive environmental laws and regulations the countries in which it operates, which regulate, among other matters affecting Repsol YPF’s operations, environmental quality standards for products, air emissions and climate change, water discharges, remediation of soil and surface water a groundwater pollution and the generation, handling, storage, transportation, treatment and disposal of waste materials. These laws and regulations have had and will continue to have a substantial impact on Repsol YPF’s business, financial condition and results of operations.

1.3.8	Most of Repsol YPF’s reserves are located in developing countries

Substantial portions of Repsol YPF’s hydrocarbons reserves are located in countries outside the EU and the United States, certain of which may be politically or economically less stable than EU countries and the United States. At December 31, 2007, 91.5% of Repsol YPF’s net proved hydrocarbons reserves were located in Latin America and 6.0% were located in North Africa and the Middle East. Reserves in developing countries as well as related production operations may be subject to risks, including increases in taxes and royalties, the establishment of limits on production and export volumes, the compulsory renegotiation or cancellation of contracts, the nationalization or denationalization of assets, changes in local government regimes and policies, changes in business customs and practices, payment delays, currency exchange restrictions and losses and impairment of operations by actions of insurgent groups. See Section 2. “Information on Repsol YPF—Operations—Exploration and Production.” In addition, political changes may lead to changes in the business environment in which Repsol YPF operates. Economic downturns, political instability or civil disturbances may disrupt distribution logistics or limit sales in the markets affected by such events.

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

During 1999, and as part of its international growth strategy, Repsol YPF acquired, through a series of acquisitions, 99.01% of YPF, a leading Argentine petroleum company and the former state oil and gas monopolist in Argentina. On December 21, 2007, Repsol YPF entered into a memorandum of understanding with Petersen Energía pursuant to which (i) Repsol YPF agreed to sell to Petersen Energía, and Petersen Energía agreed to purchase from Repsol YPF, shares of YPF representing 14.9% of YPF’s capital stock for US$2.235 billion (the “Transaction”) pursuant to a share purchase agreement and (ii) simultaneous with the execution of such share purchase agreement, Repsol YPF agreed to grant to a company of the Petersen Group an option to purchase from Repsol YPF up to an additional 10.1% of YPF’s outstanding capital stock within four years after the consummation of the Transaction. On February 21, 2008, Repsol YPF executed the sale of 58,603,606 Class D shares, in the form of ADSs, of YPF, representing 14.9% of YPF’s capital stock, to Petersen Energía for US$2.235 billion. For a more complete description of the Transaction, see Section 8. “Additional Information—Material Contracts—Agreement with Petersen Energía to sell up to 25% of YPF’s capital stock”.

For a description of our principal capital expenditures and divestitures, see Section 3. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Investments and Divestitures.”

For a list of the main Repsol YPF investees as of December 31, 2007, see Annex I to the Consolidated Financial Statements included elsewhere in this annual report.

2.1.2	Organization of Repsol YPF

Repsol YPF operates in over 33 countries, the most significant of which are Spain and Argentina. Repsol YPF has a unified global corporate structure with headquarters in Madrid, Spain and Buenos Aires, Argentina. Repsol YPF manages its business as a fully-integrated organization at both the operational and organizational levels. Key functions such as strategic planning, control, finance and human resources are centrally coordinated.

Between May 2005 and May 2007, Repsol YPF’s organizational structure, included three strategic business areas, which reported directly to the Chief Executive Officer:

•	Business Division of Upstream, which had direct responsibility for exploration and production (except in Argentina, Brazil and Bolivia) and midstream and marketing of LNG on a worldwide basis.

•	Business Division of Downstream, which managed the business areas of refining, marketing and chemicals (except in Argentina, Brazil and Bolivia) and LPG and trading on a worldwide basis.

•

Business Division of Argentina, Brazil and Bolivia (ABB), which was responsible for the integrated value chain (exploration, production, refining, logistics, marketing and chemicals) in such countries. This Division consisted of five business areas and the support functions necessary for integrated management of such business areas.

This organizational structure transferred to the business areas the functions and resources relating to planning and budgets and also included five divisions which reported directly to the Chief Executive Officer: Corporate Division of Legal and General Counsel, Corporate Division of Finance and Corporate Services, Corporate Division of Control and Corporate Development, Corporate Division of Human Resources and Corporate Division of Communication and Head of the Chairman’s Office.

The Divisions of Corporate Audit and Reserves Control, which operated under the Corporate Division of Finance and Corporate Services, reported to the Audit and Control Committee of the Board of Directors.

On May 30, 2007, at the proposal of its Chairman and CEO, Antonio Brufau, Repsol YPF’s Board of Directors unanimously approved a new organizational structure oriented towards the execution of the Company’s large growth projects as well as setting the pace for future developments.

Under this organizational structure, a Chief Operating Officer reports directly to the Chairman who is in charge of the control and coordination of all the Company’s business units. This role has been assumed by the current Group Managing Director of Corporate Control and Development, Miguel Martínez.

The Company created the Liquefied Natural Gas (LNG) Division, due to the importance of this activity to Repsol YPF where the Company foresees substantial future development.

The position of Executive Managing Director of the YPF Division was also created, which position is in charge of maximizing the value of Repsol YPF’s assets in Argentina and Bolivia.

The company’s four business executive managing directors are the following:

•	Executive Managing Director of Upstream (Exploration and Production), Nemesio Fernández-Cuesta.

•	Executive Managing Director of Downstream (Refining, Marketing, LPG and Chemicals), Pedro Fernández Frial.

•	Executive Managing Director of YPF (Exploration, Production in Argentina and Bolivia, Refining, Marketing and Chemicals in Argentina), Antonio Gomis Saez; and

•	Executive Managing Direction of LNG, Enrique Locutura.

These four executive managing directors, in addition to the Group Managing Director of Resources, Cristina Sanz, who is in charge of providing the necessary services for the development of the businesses, report directly to the new Chief Operating Officer (COO).

In addition to the Chief Operating Officer, who reports directly to the Chairman and CEO, the following are the principal officers of the company:

•	The General Counsel and Secretary of the Board of Directors (responsible for, among other things, the legal affairs and management of the Group’s real estate assets).

•	The Head of Communication and Head of the Chairman’s Office (communication, institutional and international affairs, social responsibility and brand positioning).

•	The Chief Financial Officer (finance and fiscal-economic management, management control and investor relations).

•	The Group Managing Direction of Human Resources (employee organization, development, planning and remuneration).

Additionally the corporate divisions of Corporate Strategy and Development, and Management Development, report directly to the Chairman and CEO.

Repsol YPF’s organizational structure also created the position of the Corporate Director of Management Development, who reports to the Chairman and CEO.

This organizational structure of the Company and the creation of the position of Chief Operating Officer in charge of its coordination and control is targeted towards better identification and development of organic growth opportunities.

Following the introduction of this new organizational structure, segment information from January 1, 2008 will be reported based on the following segments:

•	Upstream
•	LNG
•	Downstream
•	YPF
•	Gas Natural

For purposes of this annual report, all financial information and business descriptions prior to January 1, 2008 have been prepared on the basis of the reporting structures described at the beginning of “—Organization of Repsol YPF” above in light of the fact that this new organizational structure and the related information system for this segment reporting had not been fully developed prior to such time.

2.1.3	Strategy

Repsol YPF’s Strategic Plan for the period 2008-2012, presented to analysts, institutional investors and employees on February 28, 2008, emphasizes a management focused on delivering the critical projects and committed targets of the Group and outlines the Group’s core objectives:

•	A significant improvement in the profitability of Repsol YPF’s existing asset platform by focusing performance on the competitive position of the businesses and leveraging Repsol YPF’s strengths;

•	High organic growth based on well-defined initiatives and key projects that could have a significant impact during the 2008-2012 period; and

•	Rebalancing and diversifying Repsol YPF’s business portfolio to reduce uncertainty and risk relating to our profit and growth targets.

The Strategic Plan is based upon the contribution to Repsol YPF of the following units (see “—Organization of Repsol YPF” above):

•	The integrated core businesses, including oil and gas Downstream and Upstream operations outside Argentina, as well as the global LNG business;

•	YPF; and

•	Gas Natural SDG.

Each unit will have its own specific strategic priorities for the 2008-12 period, all of which are consistent with the Group’s global vision and the guidelines established in the Strategic Plan, in each case as summarized below.

Integrated core businesses. Repsol YPF’s goals in its integrated core businesses are the following:

•

To optimize the profitability of Repsol YPF’s existing asset platform across the businesses through cost reductions, asset and operations optimization, revenue enhancement and investments in smaller growth opportunities;

•	To achieve material growth through 10 key growth projects; and

•	To continue the divestment of non-core, under-performing assets.

Each integrated core business will have a specific strategic focus based on its competitive position and existing opportunities. These strategic focuses are as follows:

•	Downstream. To enhance the profitability of existing assets and invest in the expansion and conversion capacity in Spain and Portugal.

•	Upstream. To focus organic growth on three core areas: North Africa, Latin America and the deepwaters (US Gulf of Mexico and Brazil).

•	LNG. To maximize marketing strength while reducing capital expenditures.

YPF. Repsol YPF’s main strategic priority relating to its shareholding in YPF is to rebalance the Group portfolio through the partial divestment of YPF. Nevertheless, Repsol YPF believes that YPF is in a strong position to capture growth opportunities in an expanding energy market, and the Group intends to optimize and adapt capital expenditure at YPF to the evolution of the regulatory environment in Argentina.

Gas Natural SDG. Repsol YPF’s goals relating to its shareholding in Gas Natural are the following:

•	To optimize synergies with Gas Natural, mostly relating to the LNG business through the growth of operations of the existing joint venture (Stream);

•	To support Gas Natural’s growth and financial leverage maximization strategy; and

•	To optimize the value of our key shareholding in Gas Natural.

Repsol YPF’s Strategic Plan 2008-2012 establishes the following Group goals:

•

To provide Repsol YPF with a well defined path to strengthen its performance and competitive position, driven by (1) the operational improvement and profitability enhancement of the existing assets and (2) the successful execution of the 10 key growth projects; and

•	To reduce the Group’s risk exposure through the diversification of the business portfolio.

2.1.4	Economic and Operating Information

Below are summaries of operating revenues of Repsol YPF by business and geographic segment for the periods indicated:

	2007	2006	2005
	(millions of euro)
Operating revenue by business segment
Exploration and Production	9,756	10,454	9,203
Refining and Marketing	45,166	43,646	41,298
Chemicals	5,256	4,670	4,186
Gas and Electricity	3,154	3,308	2,765
Adjustments and Other	(7,409)	(6,998)	(6,407)

	55,923	55,080	51,045

Operating revenue by geographic segment
Spain	33,638	34,259	32,794
ABB	10,815	10,795	9,443
Rest of the World	11,470	10,026	8,808

	55,923	55,080	51,045

Below is a summary of selected operating data of Repsol YPF:

	2007	2006	2005
Crude oil net proved reserves(1)	951,578	1,059,356	1,166,660
Spain	2,871	3,117	3,223
ABB	652,961	722,461	898,197
Rest of the World	295,746	333,780	265,240
Gas net proved reserves(2)	8,156,157	8,718,327	12,136,644
Spain	—	—	974
ABB	4,191,702	4,525,311	7,698,326
Rest of the World	3,964,455	4,193,017	4,437,342
Hydrocarbon net production(3)	379,310	411,848	415,886
Spain	731	1,024	1,259
ABB	272,077	296,183	303,886
Rest of the World	106,502	114,641	110,742
Refining capacity(4)(8)	1,233	1,233	1,233
Spain	740	740	740
ABB	391	391	391
Rest of the World	102	102	102
Crude oil processed(5)(8)	56.9	56.1	55.3
Spain	33.6	34.1	33.8
ABB	19.0	18.0	17.4
Rest of the World	4.3	4.0	4.2
Number of service stations(6)	6,514	6,806	6,853
Spain	3,568	3,606	3,618
ABB	2,045	2,121	2,245
Rest of the World	901	1,079	990
Sales of petroleum products(7)(8)	61,467	58,732	57,940
Spain	34,408	34,297	33,631
ABB	17,535	15,924	15,815
Rest of the World	9,524	8,511	8,494
Sales of petrochemical products(7)
By region:	4,926	4,778	4,644
Spain	1,532	1,561	1,481
ABB	1,359	1,066	1,102
Rest of the World	2,035	2,151	2,061
By product:	4,926	4,778	4,644
Basic	968	936	979
Derivative	3,958	3,842	3,665
LPG sales(7)	3,793	3,725	3,342
Spain	1,684	1,680	1,921
Argentina(9)	751	795	314
Rest of Latin America	1,110	1,023	918
Rest of the World	248	227	189
Natural gas sales(10)	36.41	36.20	36.11
Spain	22.15	23.11	23.36
America	9.92	9.19	8.59
Rest of the World	4.34	3.90	4.16

(1)	Thousands of barrels of crude oil.

(2)	Millions of cubic feet of gas.

(3)	Thousands of barrels of oil equivalent.

(4)	Thousands of barrels per day.

(5)	Millions of tonnes of oil equivalent.

(6)	Information for ABB includes 50% of Refinor’s service stations.

(7)	Thousands of tonnes.

(8)	Information includes 50% of Refinor refinery (Argentina), 30% of REFAP refinery (Brazil), 31.13% of Manguinhos refinery (Brazil) for 2007 and 2006 and 30.71% for 2005.

(9)	In 2006, wholesale LPG sales began to be reported for Argentina. Retail sales reached 317 thousand tonnes in 2006 and 363 thousand tonnes as at December 31, 2007.

(10)	Billion cubic meters. Includes 100% of sales volumes reported by Gas Natural although at December 31, 2007, 2006 and 2005 Repsol YPF owned 30.85% of Gas Natural and accounts for it using the proportional integration method under IFRS because Gas Natural reports 100% of the natural gas sales volumes of each of its consolidated subsidiaries, regardless of Gas Natural’s stake in such subsidiaries.

2.2 Operations

Following is a description of Repsol YPF’s principal activities by business segment:

2.2.1	Exploration and Production

Exploration and Production (“E&P”) accounted for approximately 51%, 56% and 53% of Repsol YPF’s operating income in 2007, 2006 and 2005, respectively.

E&P includes the exploration and production of crude oil and natural gas in different parts of the world. Repsol YPF’s oil and gas reserves are located in Latin America (Argentina, Bolivia, Trinidad and Tobago, Venezuela, Brazil, Ecuador, Colombia and Peru), North Africa and Middle East (Libya and Algeria), Spain and the United States.

Repsol YPF’s other E&P activities include the liquefaction of natural gas in Trinidad and Tobago, the sale and transportation of LNG and the supply and retail sale of natural gas and natural gas liquids in Argentina.

At December 31, 2007, Repsol YPF had oil and gas exploration and production interests in 27 countries, through concessions and contractual agreements, either directly or through its subsidiaries. Repsol YPF acted as operator in 20 of these countries.

2.2.1.1	Oil and Gas Reserves

Our proved reserves are associated with both Concessions and PSCs. Six percent of our net proved reserves are associated with PSCs on an oil equivalent basis. The main countries in which we operate under PSC arrangement are Algeria, Libya and Block 5B in Trinidad and Tobago.

Repsol YPF’s estimated net proved reserves at December 31, 2007, 2006 and 2005 are summarized in the following table. These reserves are set out in the unaudited “Supplementary Information on Oil and Gas Exploration and Production Activities” section of this annual report.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Rest of the World
Proved developed and undeveloped net crude oil reserves in thousands of barrels

Reserves at Dec. 31, 2005	1,166,660	3,223	117,166	774,282	265,666	6,323
Reserves at Dec. 31, 2006	1,059,356	3,117	133,644	676,356	199,767	46,473
Reserves at Dec. 31, 2007	951,578	2,871	125,631	618,838	151,064	53,173

Proved developed and undeveloped net natural gas reserves in millions of cubic feet

Reserves at Dec. 31, 2005	12,136,644	974	153,669	4,771,697	7,202,500	7,803
Reserves at Dec. 31, 2006	8,718,327	—	166,961	4,081,202	4,446,072	24,092
Reserves at Dec. 31, 2007	8,156,157	—	108,484	3,753,737	4,278,346	15,590

Total proved developed and undeveloped net reserves in thousands of barrels of oil equivalent

Reserves at Dec. 31, 2005(1)	3,328,128	3,397	144,533	1,624,095	1,548,391	7,712
Reserves at Dec. 31, 2006	2,612,042	3,117	163,378	1,403,195	991,588	50,764
Reserves at Dec. 31, 2007(2)	2,404,144	2,871	144,951	1,287,358	913,014	55,950

(1)	Includes 268,626 thousand barrels of crude oil equivalent relating to the minority shareholders of Empresa Petrolera Andina S.A. (Bolivia) as of December 31, 2005.

(2)	See Section 1. “Risk Factors—The regulatory environment and outlook for companies that operate in the oil and gas industry in Bolivia remains uncertain and could have a material adverse affect on our business, financial condition and results of operation”.

Additional detail on developed and undeveloped oil equivalent proved reserves is shown in the table below:

	Year end 2007		Year end 2006		Year end 2005
	Developed	Undeveloped	Developed	Undeveloped	Developed	Undeveloped
	(thousands of barrels of oil equivalent)
Spain	2,663	208	3,117	—	3,397	—
North Africa and Middle East	102,663	42,288	121,928	41,451	114,311	30,222
Argentina	900,575	386,783	989,620	413,575	1,189,519	434,576
Rest of Latin America(1)	393,386	519,628	457,376	534,212	842,465	705,927
Rest of the World	658	55,292	569	50,195	674	7,038

Total	1,399,945	1,004,199	1,572,610	1,039,433	2,150,366	1,177,763

(1)	Most of the proved undeveloped reserves included in this geographic area at year-end 2005 are associated with the long-term gas sales contracts of Bolivia and Trinidad and Tobago.

2.2.1.1.1	Changes in Repsol YPF’s Estimated Net Proved Reserves

Changes in Repsol YPF estimated net proved reserves during 2006

The table below sets forth information regarding changes in Repsol YPF’s net proved reserves during 2006.

	Thousand of barrels of oil equivalent
	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Rest of the World
Reserves as of December 31, 2005(1)	3,328,128	3,397	144,533	1,624,095	1,548,391	7,712
Revisions of previous estimate	(348,923)	744	75,633	(2,518)	(422,783)	—
Improved recovery	9,002	—	—	8,709	294	—
Extensions and discoveries	23,007	—	2,169	19,853	984	—
Purchases of minerals in place	43,156	—	—	—	—	43,156
Sales of minerals in place	(30,480)	—	(26,722)	—	(3,758)	—
Production	(411,848)	(1,024)	(32,235)	(246,943)	(131,541)	(105)

Reserves as of December 31, 2006(2)	2,612,042	3,117	163,378	1,403,195	991,588	50,764

(1)	Includes 268,626 thousand barrels of oil equivalent relating to the minority interests of Empresa Petrolera Andina, S.A. as of December 31, 2005.

(2)	See Section 1. “Risk Factors—The regulatory environment and outlook for companies that operate in the oil and gas industry in Bolivia remains uncertain and could have a material adverse affect on our business, financial condition and results of operation”.

Total hydrocarbon proved reserves net to Repsol YPF (excluding interests of others), on an oil equivalent basis, comprised 2,612 million barrels of oil equivalent at December 31, 2006 (natural gas represents approximately 59.4% of the reserves), a decrease of 21.5% compared to net crude oil and gas proved reserves of 3,328 million barrels of oil equivalent reported at December 31, 2005. This reduction includes a net downward revision of the previous estimation of 348.9 million barrels of oil equivalent, comprising an addition of 52.4 million barrels of crude oil and a reduction of 2,254 billion cubic feet of gas. This revision relates to a number of assets in Venezuela and Bolivia, to account for the change from an Operating Service Agreement to a Joint Venture Agreement in Venezuela, as well as the anticipated effects of the new Hydrocarbon Law in Bolivia as further explained below.

In 2006, total additions to Repsol YPF proved reserves (excluding sales and purchase of reserves-in-place) amounted to 32.0 million barrels of oil equivalent, mostly through extensions to and improved recovery from existing fields and discoveries of new fields. Of these reserves additions, approximately 28% are associated with new projects and are proved undeveloped reserves additions and the remainders are in existing developments where they represent a mixture of proved developed and proved undeveloped. Major new development projects typically take one to four years from time of initial booking to the start of production. The principal reserves additions (excluding sales and purchase) were in Argentina which were planned to be brought into production between 2006 and 2009.

1.	Revisions of previous estimates

For year 2006 the main changes to proved reserves have been due to:

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

At December 31, 2005 and as of the filing date of the Form-20 for the year ended December 31, 2005, both Repsol YPF and its affiliate, Empresa Petrolera Andina, S.A. (Andina), like all other oil and gas companies operating in Bolivia, conducted their operations as established by the previous Risk Sharing Agreement (“Contratos de Riesgo Compartido”), except for the payment of additional royalties accrued according the new Hydrocarbon Law N° 3.058 of May 2005 and the payment of provisional additional royalties required by the Supreme Decree 28.701 of May 1, 2005, both of which were paid in cash.

To this effect, and given that the Hydrocarbon Law N° 3.058 of May 2005 permitted royalties to be paid in cash, these were considered proved reserves as of the above dates so long as they met all other requirements of the proved reserves definition without considering any additional contractual changes.

On October 28, 2006, Repsol YPF signed Operating Agreements with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), the National Bolivian oil company, converting its previous Risk Sharing Agreements into Operating Agreements. These arrangements had already been approved by the Bolivian Congress.

Although Repsol YPF and Andina, as well as the other oil and gas companies operating in Bolivia, conducted their operations as established by the Risk Sharing Agreements until May 2, 2007, given the increased royalties imposed by the new Hydrocarbon Law N° 3.058 and the Supreme Decree 28.701, Repsol YPF has estimated proved reserves in Bolivia at December 31, 2006 applying prudent policies and taking into account the following:

a)	The anticipated effects of the new Operating Agreements, as if such Agreements came into effect on January 1, 2007 (which amounted to 391,535 million barrels of oil equivalent)

b)	The expected acquisition by YPFB of a majority interest in Empresa Petrolera Andina, S.A. pursuant to the Supreme Decree 28.701, and the resulting deconsolidation of its estimated proved reserves by Repsol YPF (which amounted to 67,971 million barrels of oil equivalent).

Accordingly, Repsol YPF’s proved reserves in Bolivia at December 31, 2006 were adjusted downward as follows (in thousand of barrels of oil equivalent):

Proven reserves as of Dec 31, 2005			Improved Recovery	Extensions and Discoveries	Revision due to New Law	Technical revision of previous estimates	Production	Proven reserves as of Dec 31, 2006
Developed	Undeveloped	Total						Developed	Undeveloped	Total
489,367	114,857	604,244	294		(459,506)	(7,194)	(46,910)	71,266	19,660	90,926

The downward revisions arising from the enactment of Supreme Decree 28,701 encompass the effect of the new Operating Agreements and the deconsolidation of Andina as explained above.

Trinidad and Tobago

In Trinidad and Tobago, a downward revision of the proven reserves by 30.8 million barrels of oil equivalent was made, as a result of reduction of proven reserves not developed in some fields and technical revisions on others (such as revisions of gas compression projects and new estimates of the gas volumes originally in place, respectively). The net reserves operated by British Petroleum Trinidad and Tobago (bpTT) were revised downward by 43.8 million barrels of oil equivalent (230.8 billion cubic feet of gas and 2.7 million barrels of condensate). Under the Teak, Saaman and Poui—TSP assets, an upward revision of 13 million barrels of crude oil was made, based on an improvement in the behavior of these fields.

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

At December 31, 2006, a final adjustment was made to the 2005 provisional estimates corresponding to the Supreme Decrees dated May 5, 2006 and June 20, 2006 as ratified. These decrees, which created a joint venture between Petróleos de Venezuela (PDV), a PDVSA affiliate, and Repsol YPF through a Tax and Royalty Agreement, resulted in Repsol YPF having a 40% stake in Petroquiriquire (owner of the oil fields) and a 60% stake in Quiriquire Gas (owner of the gas fields), except Barrancas Gas Field , which remains 100% owned by Repsol YPF for power generation purposes, with temporary extensions of mining rights with respect to the previous Operating Service Agreements.

At December 31, 2006, the proven reserves were revised downward by 14.5 million barrels of oil equivalent in addition to the 2005 provisional estimates corresponding to the abovementioned holdings, the temporary extension of mining rights and some technical revisions. This revision is the result of the remaining migration of service contracts to mixed companies in Mene Grande and Quiriquire, which entailed a downward revision of 19.3 million barrels of oil equivalent (117.5 billion cubic feet of gas and 1.6 million barrels of crude oil), and the inclusion of 4.8 million barrels of oil equivalent (23.0 billion cubic feet of gas and 0.6 million barrels of crude oil) due to technical revisions. In addition, the Quiamare-La Ceiba Fields reverted to PDVSA.

Peru

In Peru, on December 31, 2006, 90.7 million barrels of oil equivalent in undeveloped proven reserves were added (377.0 billion cubic feet of gas, 10.1 million barrels of condensate, and 13.3 million barrels of NGL) due to the approval of the final investment decision in the Peru LNG project.

Libya

In Libya, the proved reserves were revised upwards by 67.8 million barrels of oil equivalent, 61.3 million of which were due to the adoption of the economic interest method homogenizing physical magnitudes with financial data and the rest pertained fundamentally to new development activities and a better production performance of the fields.

Algeria

In Algeria, on December 31, 2006, the proven reserves were revised upwards by 7.8 million barrels of oil equivalent, of which 6.8 million (27.8 billion cubic feet of gas and 1.8 million barrels of condensate) pertain to contractual reasons as a result of the adoption of the economic interest method homogenizing physical magnitudes with financial data, with the rest due to the adjustment of the TFT condensate and gas field model.

Argentina

The proven reserves were revised downwards by 2.5 million barrels of oil equivalent (a decrease of 63.0 billion cubic feet of gas and an increase of 8.7 million barrels of crude oil).

As a result of the external audits on all the non operated assets of Repsol YPF, Argentina, the West Business Unit’s proved reserves were revised downward by 53.5 billion cubic feet of gas and 1.5 million barrels of crude oil, while in the minor areas such external audits resulted in the removal of 5.4 billion cubic feet of gas and the inclusion of 2.7 million barrels of crude oil.

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

In the Neuquina basin, the primary upward revisions were made in the Aguada Toledo-Sierra Barrosa area, where 52.9 billion cubic feet of gas reserves were added due to the implementation of a low compression gas project, the repair of a well, and the adjustment update of the material balance.

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

Additions of oil net proved reserves for improvements in the recovery were due primarily to the Argentina oil fields, which added 8.7 million barrels of oil equivalent through water injection projects.

3.	Extensions and discoveries

The addition of net proved reserves through extensions and discoveries was 23 million barrels of oil equivalent (13.1 million barrels of crude oil and 55.5 billion standard cubic feet of gas), of which 19.9 million were incorporated in Argentina, 1.9 million in Algeria and 1.2 million in Rest of the World.

4.	Sales and acquisitions

The net balance of acquisitions and sales of net proved reserves in 2006 was an increase of 12.7 million barrels of oil equivalent. The principal transactions were the incorporation of the Shenzi field in the Gulf of Mexico (United States) (an increase of 43.2 million barrels of oil equivalent), the exit of Dubai (a decrease of 26.7 million barrels of oil equivalent) and a decrease of 3.8 million barrels of oil equivalent due to the exit of certain fields in Venezuela.

Changes	in Repsol YPF estimated net proved reserves during 2007

The table below sets forth information regarding changes in Repsol YPF’s net proved reserves during 2007.

	Changes in Repsol YPF’s estimated net proved reserves during 2007
	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Rest of World
	(in thousand of barrels of oil equivalent)
Reserves at December 31, 2006	2,612,042	3,117	163,378	1,403,195	991,588	50,764
Revisions of previous estimates	129,801	486	(5,835)	102,350	33,080	(280)
Improved recovery	7,566	—	—	7,560	6	—
Extension and discoveries	28,458	—	14,708	11,200	3,180	—
Purchases of minerals in place	5,587	—	—	—	—	5,587
Sales of minerals in place	—	—	—	—	—	—
Production	(379,310)	(731)	(26,670)	(236,947)	(114,840)	(121)

Reserves at December 31, 2007(1)	2,404,144	2,871	144,951	1,287,358	913,014	55,950

(1)	See Section 1. “Risk Factors—The regulatory environment and outlook for companies that operate in the oil and gas industry in Bolivia remains uncertain and could have a material adverse affect on our business, financial condition and results of operation”.

Total hydrocarbon proved reserves net to Repsol YPF (excluding interests of others), on an oil equivalent basis, comprised 2,404 million barrels of oil equivalent at December 31, 2007 (natural gas represents approximately 60.4% of the reserves), a decrease of 7.9% compared to total hydrocarbon proved reserves of 2,612 million barrels of oil equivalent reported at December 31, 2006. This reduction, which was primarily due to production, was offset in part by a net upward revision of the previous estimates of 129.8 million barrels of oil equivalent, comprising an addition of 28.9 million barrels of crude oil and a reduction of 566.8 billion cubic feet of gas. This revision relates to a number of assets in Argentina, Bolivia and Venezuela as explained below.

In 2007, total additions to Repsol YPF proved reserves (excluding sales and purchase of reserves-in-place) amounted to 165.8 million barrels of oil equivalent, principally through revisions of previous estimates, extensions and discoveries, and improved recovery from existing fields. Of these reserves additions, approximately 4.5% were associated with new projects and were proved undeveloped reserves additions and the remainder were in existing developments where they represented a mixture of proved developed and proved undeveloped reserves. Major new development projects typically take one to four years from the time of initial booking to the start of production. The principal reserves additions (excluding sales and purchases) are in Argentina and these additions are expected to be brought into production between 2008 and 2012.

1.	Revisions of previous estimates

For year 2007 the main changes, to proved reserves have been due to:

Argentina

During 2007, the proved reserves were revised upwards by 102 million barrels of oil equivalent (an increase of 319 billion cubic feet of gas and 46 million barrels of oil).

•

In the Northeastern basin, in the Acambuco area, 74.7 billion cubic feet of natural gas and 1.5 million barrels of oil, condensate and natural gas liquids were added to proved reserves due to the production performance of well Mac-1001-bis in the Macueta reservoir, which in turn provided a basis for considering the two neighboring wells, Mac.x-1002 and Mac.e-1003, as proved undeveloped reserves. The reserves of the San Pedrito reservoir were revised downwards as a result of a more extensive material-balance study performed by YPF, which led to the removal from proved reserves of 28.4 billion cubic feet of gas and 0.1 million barrels of condensate.

•

In the Loma La Lata-Sierras Blancas reservoir, the revision of the development plan for the southeastern and northeastern parts of the field, in conjunction with a general improvement in production performance, resulted in the addition of 168.8 billion cubic feet of gas and 9.1 million barrels of associated liquids to proved reserves.

•

In the San Roque area, in accordance with a new evaluation of the fields, 54.0 billion cubic feet of gas and 3.0 million barrels of associated liquids in Aguada San Roque reservoir, as well as 50.0 billion cubic feet of gas and 3.2 million barrels of associated liquids in the Loma Las Yeguas reservoir, were added to proved reserves. The addition was mostly to proved undeveloped reserves and in both cases was related to the planned installation of compression facilities scheduled for the middle of 2008.

•

In the CNQ7 A area, proved reserves were increased by 6.7 million barrels of oil due to the general re-evaluation of reserves performed in conformity with the development plans for the four reservoirs. These development plans, which include the drilling and workover of more than 350 wells, are being implemented by Petroandina, the operator of the area.

Bolivia

In 2007, 16.4 million barrels of oil equivalent were added to proved reserves, mainly to account for production which corresponded to other parties’ interests in the Bolivian fields. Due to delays in the application of the new Operating Agreements, we continue to act as operator in respect of such fields and include in our production figures 100% of the barrels produced from such fields, but then add back to our proved reserve figures the proportion of such production which corresponded to other parties’ interests in such fields.

The new allotments of gas for sale by the business unit based on the 2007 allotments led to an addition of 12.7 million barrels of oil equivalent in proved reserves. This addition was offset in part by 4 million barrels of oil equivalent due to new economic evaluations of the contracts, which reduced net reserves and the economic evaluations that reflected economic cutoffs that reduced the reserves by 2.6 million barrels of oil equivalent with a greater effect on the Arroyo Negro, Los Sauces, Camiri, Guairuy, La Peña, Los Penocos and Monteagudo fields.

Algeria

In Algeria, there was a net downward revision of 9.5 million barrels of oil equivalent in proved reserves (37.2 billion cubic feet in gas and 2.9 billion cubic feet in liquids) as a result of the application of the PSC-type contract that let to a downward revision of 10.6 million barrels of oil equivalent, and an increase of 1.1 million barrels of oil equivalent due to continued development activity in Tin Fouye Tabankort (TFT) and Issaouane fields.

Libya

Net proved reserves in Libya were revised upward by 3.46 million barrels of oil equivalent due to development activity at the NC-186 concession, which resulted in the addition of 1.25 million barrels of oil equivalent, and 2.21 million barrels of oil equivalent due to the application of new fiscal terms in the PSC.

Venezuela

An analysis was conducted regarding the reserves associated with the payment of royalties in kind on Empresa Mixta Petroquiriquire assets, which represent 30% of the total production of petroleum and condensate in Venezuela. This led to a decrease of Repsol YPF’s net share of reserves to 28% from the 40% expected previously and a corresponding reduction in proved developed and undeveloped reserves.

The downward revision was offset by the updating of reserves from the Sipororo field on the basis of the new data available from the 3D seismic campaign and the wells interference test and material balance analysis, which led to the addition of 19 million barrels of oil equivalent in proved reserves (106.8 billion cubic feet of gas). These two effects led to a net total addition of 8.4 million of barrels of oil equivalent to proved reserves in Venezuela.

Trinidad and Tobago

Net proved reserves in Trinidad and Tobago were revised upwards with the addition of 5.8 million barrels of oil equivalent.

The revision of reserves in the Teak Saaman y Poui (TSP) fields resulted in the addition of 8.2 million barrels of oil equivalent to proved reserves due to the development activity conducted in the area and the revision of the performance of the fields through the use of decline analysis.

Proved reserves at the BPTT Offshore fields, were revised downwards by 2.4 million barrels of oil equivalent (13.5 billion cubic feet of gas ) due to an economic appraisal.

Peru

In Peru, net proved reserves increased by 0.8 million barrels of oil equivalent.

In Block 88, 17.3 million barrels of oil equivalent were added to proved reserves due to the addition of 116.3 billion cubic feet of gas resulting from the execution of new contracts in the domestic market and a downward revision of 5 million barrels of crude oil due to the decline in recovery at San Martin field.

A new reserves estimate of Block 56 in Pagoreni field resulted in a reduction of proved reserves of 16.5 million barrels of oil equivalent (5 million of barrels of crude oil and 64.3 billion cubic feet of gas).

Rest of the world

There were no significant net movements in proved reserves in the rest of the world.

2.	Improved recovery

Additions in oil proved reserves for improvements in recovery were 7.6 million barrels of oil equivalent, which occurred mainly in the Argentina oil fields.

3.	Extensions and Discoveries

The addition of net proved reserves through extensions and discoveries was 28.5 million barrels of oil equivalent (26.7 million barrels of crude oil and 9.9 billion standard cubic feet of gas) of which 11.2 million were incorporated in Argentina, 1.4 million in Brazil, 14.1 million in Libya, 0.5 million in Ecuador and 1.2 million in Colombia.

4.	Sales and Acquisitions

The net balance of acquisitions and sales of net proved reserves in 2007 was an increase of 5.6 million barrels of oil equivalent (5.3 million barrels of crude oil and 1.7 billion standard cubic feet of gas), due to the incorporation of the Genghis Khan field in the Gulf of Mexico (United States).

2.2.1.1.2	Internal Controls on Reserves and Reserves Audits

All of the Repsol YPF oil and gas reserves held in consolidated companies have been estimated by Repsol YPF petroleum engineers.

At Repsol YPF all the assumptions made and the basis for the technical calculations used in the estimates regarding oil and gas proved reserves are in accordance with Rule 4-10(a) of Regulation S-X. See Section 3. “Operating and Financial Review and Prospects—Critical Accounting Policies” for a detailed discussion of the methods and techniques we use to estimate our reserves.

In order to meet the high standard of “reasonable certainty”, reserves evaluations are stated taking into consideration additional guidance as to reservoir economic productivity requirements, acceptable proved area extensions, recovery factors and improved recovery methods, marketability and/or commerciality under existing economic and operating conditions and project maturity.

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

In certain cases where the above methods cannot be used, reserves are estimated by analogy to similar reservoirs where more complete data are available.

Proved reserves are limited to:

a.	the portion of the reservoir delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and in the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir, and

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

To control the quality of reserves booking Repsol YPF has established a process that is integrated into the internal control system of Repsol YPF. Repsol YPF’s process to manage reserves booking is centrally controlled and has the following components:

a)	The Quality Reserve Controller (QRC), a professional assigned at each E&P Business Unit of the Company to ensure that there are effective controls in the proved reserves estimation and approval process of the Group’s estimates and the timely reporting of the related financial impact of proved reserves changes. These QRCs are responsible for reviewing proved reserves estimates.

b)	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

c)	The Internal Audit, which examines the effectiveness of the Group’s financial controls, designed to assure the reliability of reporting and safeguarding of all the assets and examining the Group’s compliance with law, regulations and internal standards.

d)	A quarterly internal review from the Reserves Control Management which is separate and independent from the operating business units, over all movement of proved reserves submitted by the Business Unit and associated with properties where technical, operational or commercial issues have arisen.

e)	Booking proven reserves in any given property at any given time requires central authorization. Furthermore, the volumes booked are externally audited on a periodic basis. The initial selection of the properties for external audit is performed by the Reserves Control Direction with the approval of Repsol YPF’s Audit and Control Committee. The properties for external audit in any given year are selected on the following basis:

i.	All properties on a three year cycle, with properties audited in the first year of the cycle corresponding to those audited in the first year of the previous cycle;

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

For those areas audited by independent firms, Repsol YPF’s proved reserves figures must be within the lesser of 7% or 10 million barrels of oil equivalent of the independent auditor figures for Repsol YPF to declare that the volumes have been ratified by an external auditor. In the event that the difference, above or below, is greater than the tolerance, Repsol YPF will reestimate its proven reserves to achieve this tolerance level or must use the figures of the external auditor.

In 2006, the cycle of outside auditing that began in 2005 was completed. DeGolyer and MacNaughton (“D&M”) audited areas in the Cuyana and Neuquina basins in Argentina, all the areas in Colombia, the areas in Eastern Venezuela and the Gulf of Mexico in the United States. Gaffney, Cline & Associates (“GCA”) audited in the San Jorge Gulf basin, the areas not operated by Repsol YPF in Argentina and the areas in Brazil. Ryder Scott Company (“RSC”) audited all the areas in Dubai, Spain, Algeria, Libya, Trinidad and Tobago, Ecuador and the Gulf of Mexico in the United States. All properties initially selected to be audited in 2006 were audited in such year. In addition, all properties initially scheduled to be audited in 2007 were audited in 2006 in order to close the 2005-2007 tri-annual auditing cycle. All these external audits of 2006 were performed at September 30, 2006 except Trinidad and Tobago, which was audited at December 31, 2006 by RSC.

Repsol YPF’s total estimated proved reserves at September 30, 2006 were 3,075 million barrels of oil equivalent. At September 30, 2006 external reservoir engineers audited fields in respect of which Repsol YPF estimated as of such date proved reserves of 1,440 million barrels of oil equivalent in the aggregate. Such external reservoir engineers’ aggregate audited proved reserves in respect of such fields did not vary by more than 7% above or below Repsol YPF’s aggregate estimates in respect of such fields. In addition, the respective external reservoir engineer’s audit in respect of each significant field did not vary by 7% or more above or below Repsol YPF’s estimate in respect of such property (other than 27 properties, where the variation was greater than 7% and the external estimate was taken with a change of approximately 191 million barrels of oil equivalent).

For the areas externally audited at September 30, 2006 the final proved reserves for the year-end were internally adjusted as a result of movements during the fourth quarter of 2006.

In 2007, a new external auditing cycle began. D&M audited areas in the Noroeste, Cuyana and Neuquina basins, GCA audited areas in the Golfo de San Jorge basin, the Mene Grande/Barrancas fields in Venezuela and Neptune/Shenzi fields in the Gulf of Mexico, and RSC audited Camisea field in Peru. These external audits in 2007 were performed at September 30, 2007 and cumulatively covered 44.5% of Repsol YPF’s aggregate estimated proved reserves as at that date.

Repsol YPF’s total estimated proved reserves at September 30, 2007 were 2,445 million barrels of oil equivalent. At September 30, 2007 external reservoir engineers audited fields in respect of which Repsol YPF estimated as of such date proved reserves of 1,089 million barrels of oil equivalent in the aggregate. Such external reservoir engineers’ aggregate audited proved reserves in respect of such fields did not vary by more than 7% above or below Repsol YPF’s aggregate estimates in respect of such fields. In addition, the respective external reservoir engineer’s audit in respect of each significant field did not vary by 7% or more above or below Repsol YPF’s estimate in respect of such property (other than nine properties, where the variation was greater than 7% and the external estimate was adopted with a change of approximately 17.7 million barrels of oil equivalent).

For the areas externally audited at September 30, 2007 the final proved reserves for the year-end were internally adjusted as a result of movements during the fourth quarter of 2007.

2.2.1.2	Production, Acreage and Drilling Activities

The following table shows Repsol YPF’s net daily average production of crude oil and natural gas for 2007, 2006 and 2005:

	Production by Geographic Area
	2007			2006			2005
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	(mbbl/d)	(mmcf/d)	(mboe/d)	(mbbl/d)	(mmcf/d)	(mboe/d)	(mbbl/d)	(mmcf/d)	(mboe/d)
Spain	2	—	2	2	5	3	2	6	3
North Africa and Middle East	63	58	73	76	68	88	56	57	66
Algeria	5	58	15	6	68	18	6	57	16
Libya	53	—	53	49	—	49	25	—	25
Dubai	5	—	5	21	—	21	25	—	25
Argentina	330	1,795	649	348	1,846	677	368	1,897	706
Rest of Latin America	88	1,271	315	99	1,466	361	105	1,454	364
Bolivia	18	349	80	27	568	129	31	539	127
Brazil	16	4	16	6	1	6	—	—	—
Colombia	6	—	6	6	—	6	5	—	5
Ecuador	18	—	18	17	—	17	15	—	15
Venezuela	10	165	40	19	200	55	41	337	101
Trinidad and Tobago	17	734	148	20	686	143	12	578	115
Peru	3	19	7	3	11	5	*	**	*
Rest of the World	*	1	*	*	2	*	*	2	*
United States	*	1	*	*	2	*	*	2	*

Total net production	483	3,125	1,039	525	3,387	1,128	531	3,416	1,139

*	Amounts less than one thousand barrels of oil or oil equivalent per day.
**	Amounts less than one million standard cubic feet per day.

In 2007, the average production of hydrocarbons was 1,039,200 barrels of oil equivalent per day. This represents a decrease of 7.9% (89,100 barrels of oil equivalent) compared to production in 2006. The gas production in 2007 was 3,125 mmcf/d, representing a 7.7% decrease compared to 2006. The production of liquids in 2007 amounted to 482,670 barrels per day, 8.2% lower than in the previous year.

This decrease was due mainly to the effects of the new Hydrocarbon Law in Bolivia (implies a production reduction of 48,900 barrels of oil equivalent per day), to the expiration of the contract in Dubai (implies a production reduction of 16,200 barrels of oil equivalent per day) and to the migration from operating concessions to joint ventures in Venezuela (resulting in a production reduction of 12,100 barrels of oil equivalent per day). Excluding these contractual changes the production levels were similar year-on-year, falling only 1%. The main production cutback was in Argentina (4% or 27,400 barrels of oil equivalent per day) mainly due to the problems that affected the main pipeline of Magallanes. Excluding this item, Argentine production would have decreased by 2.6%. Production in the rest of the world was up 3.3% principally due to Brazil (which increased production by 9,859 barrels of oil equivalent per day), Trinidad and Tobago (increasing by 4,917 barrels of oil equivalent per day), and Libya (with an incremental production of 3,726 barrels of oil equivalent per day).

Crude oil and natural gas production accounted for approximately 46.4% and 53.6%, respectively, of Repsol YPF’s total production of barrels of oil equivalent during 2007. Repsol YPF’s current estimated oil and gas net proved reserves to production ratio is 6.3. The ratio is based on total net proved reserves as of December 31, 2007 and annual net production for 2007.

The following table sets forth the average production costs by geographic area for 2007, 2006 and 2005:

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Rest of the World
	(Figures in € /bbl)
2007
Lifting costs	2.98	13.64	1.14	3.62	1.98	7.54
Royalties, local taxes and withholding on exports	3.60	0.14	4.50	2.69	5.29	1.65
Transportation and other costs	0.49	8.38	1.27	0.07	1.13	0.71

Average production costs 2007	7.07	22.15	6.91	6.38	8.40	9.89

2006
Lifting costs	2.35	9.22	1.39	3.03	1.26	—
Royalties, local taxes and withholding on exports	4.66	0.10	8.52	3.13	6.63	—
Transportation and other costs	0.59	8.84	1.00	0.05	1.41	9.14

Average production costs 2006	7.60	18.16	10.92	6.21	9.30	9.14

2005
Lifting costs	1.97	6.14	1.77	2.29	1.32	—
Royalties, local taxes and withholding on exports	3.15	0.08	10.10	2.58	3.01	—
Transportation and other costs	0.55	3.32	1.20	0.12	1.23	16.93

Average production costs 2005	5.67	9.54	13.07	4.99	5.56	16.93

The lifting cost ratios were €2.98 and €2.35 per barrel of oil equivalent in 2007 and 2006, respectively. The lifting cost ratio was calculated and based on the figures presented in the tables and in the results of operations of oil and gas production activities in the “Supplementary Information on Oil and Gas Exploration and Production Activities (unaudited information)” included elsewhere in this annual report.

The lifting cost ratio is calculated as the ratio of production cost (excluding royalties, local taxes, withholdings on exports of crude oil and gas from Argentina, transport and others costs) divided by annual production. In 2007 this ratio was €2.98 per barrel of oil equivalent, and it was calculated as the ratio between production costs of €2,680 million less royalties, local taxes and withholdings on exports of crude oil and gas from Argentina of €1,365 million and less transport and other costs of €184 million, divided by annual production of 379.3 million barrels of oil equivalent.

The following tables show information regarding Repsol YPF’s activities as of the dates and for the periods set forth below.

Developed and undeveloped acreage

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Rest of the World
	(thousands of acres)
Year ended Dec. 31, 2007
Developed(1)
Gross(2)	1,101	8	189	650	254	0.3
Net(3)	688	6	18	546	118	0.1
Undeveloped(4)
Gross(2)	16,645	53	4,284	8,303	3,971	34
Net(3)	8,056	41	680	5,906	1,410	19

Year ended Dec. 31, 2006
Developed(1)
Gross(2)	1,189	8	260	571	300	50
Net(3)	652	6	60	459	127	—
Undeveloped(4)
Gross(2)	15,638	28	2,675	7,920	3,933	1,082
Net(3)	7,706	20	420	5,743	1,511	11

Year ended Dec. 31, 2005
Developed(1)
Gross(2)	1,022	7	236	533	196	50
Net(3)	547	5	32	416	93	—
Undeveloped(4)
Gross(2)	14,485	24	2,774	7,152	4,531	5
Net(3)	7,734	17	368	5,234	2,115	1

(1)	Developed acreage is spaced or assignable to productive wells.

(2)	The term “gross” relates to the total activity in which the Group and associated companies have an interest.

(3)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies’ fractional interests.

(4)	Undeveloped acreage is considered to be those acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.

Number of productive wells

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America
Year ended Dec. 31, 2007
Oil
Gross(1)	12,594	16	151	11,387	1,040
Net(2)	10,297	12	43	9,879	363
Gas
Gross(1)	957	—	72	749	136
Net(2)	606	—	22	498	86

Year ended Dec. 31, 2006
Oil
Gross(1)	12,136	10	373	10,765	988
Net(2)	9,852	7	97	9,391	357
Gas
Gross(1)	910	6	76	674	154
Net(2)	602	5	23	447	127

Year ended Dec. 31, 2005
Oil
Gross(1)	11,993	9	366	10,635	983
Net(2)	9,803	6	94	9,161	543
Gas
Gross(1)	693	6	67	460	160
Net(2)	519	5	20	377	117

(1)	The term “gross” relates to the total activity in which the Group and associated companies have an interest.

(2)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies’ fractional interests.

Gross/ Net Exploratory Wells as of December 31, 2007

2007	Productive		Dry		Under Evaluation		In process of drilling		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	—	—	—	—	—	—	—	—	—	—
North Africa and Middle East	6	3	12	5	1	—	12	5	31	13
Argentina	6	5	17	11	1	1	5	4	29	21
Rest of Latin America	2	1	4	2	2	1	4	3	12	7
Rest of the World	—	—	5	2	1	—	1	—	7	2

Total	14	9	37	19	5	2	22	12	78	42

Gross/ Net Exploratory Wells as of December 31, 2006

2006	Productive		Dry		Under Evaluation		In process of drilling		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	—	—	—	—	—	—	—	—	—	—
North Africa and Middle East	8	3	14	6	1	1	9	4	32	14
Argentina	2	2	17	13	2	2	7	5	28	22
Rest of Latin America	2	1	5	1	2	1	4	2	13	5
Rest of the World	—	—	1	—	—	—	1	—	2	—

Total	12	6	37	20	5	4	21	11	75	41

Gross/ Net Exploratory Wells as of December 31, 2005

2005	Productive		Dry		Under Evaluation		In process of drilling		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	—	—	1	—	—	—	—	—	1	—
North Africa and Middle East	6	2	5	3	1	—	3	1	15	6
Argentina	7	5	7	5	1	1	7	6	22	17
Rest of Latin America	3	1	5	2	—	—	3	1	11	4
Rest of the World	—	—	1	1	—	—	—	—	1	1

Total	16	8	19	11	2	1	13	8	50	28

Suspended	Exploratory Well Costs

In April 2005, the FASB staff issued FASB Staff Position FAS 19-1, “Accounting for Suspended Well Costs”, (FSP FAS 19-1). FSP FAS 19-1 amends the guidance in FASB Statement No. 19, “Financial Accounting and Reporting by Oil and Gas Companies” which required capitalized exploratory well costs to be expensed if the reserves cannot be classified as “proved” within one year following the completion of drilling, except in particular situations where major capital expenditures (e.g., a trunk pipeline) are required before production can begin and additional exploration wells are necessary to justify these major capital expenditures.

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

The application of the FSP did not have a material impact on Repsol YPF’s financial position, cash flows or results of operations in 2005, 2006 or 2007. A detail of the exploratory well costs is disclosed below:

	Millions of Euros
	2007	2006	2005
Beginning balance at January 1	195	144	97
Additions to capitalized exploratory well costs pending the determination of proved reserves	458	262	119
Reclassifications to well, facilities, and equipment based on the determination of proved reserves	(30)	(24)	(24)
Capitalized exploratory wells costs charged to expense	(275)	(172)	(55)
Adjustment by exchange rate	(8)	(15)	7

Balance at December 31	340	195	144

	Millions of Euros
	2007	2006	2005
Capitalized exploratory well costs that have been capitalized for a period of one year or less	231	123	110
Capitalized exploratory well costs that have been capitalized for a period greater than one year	109	72	34

Balance at December 31	340	195	144

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	21	17	10

The table below provides additional detail for the projects that have exploratory well costs capitalized for a period greater than one year:

Country / Project	Millions of Euros December 31, 2007	Years Wells Drilled	Comments
Algeria
Kahlouche - 2	8.2	2005-2006	Kahlouche 3 and 4 will be drilled in 2008 to confirm the gas in place.
SALI 1	6.5	2005-2006	Sali-2 will be drilled in 2008 to confirm the reservoir quality and the gas in place.
Reggane 5 - Carry Over	15.8	2004-2005	The well will be re-entered to perform an extended well test in 2008 to evaluate the gas in place and improve the production forecast of the future development wells.
Argentina
Loma Amarilla x-1	9.9	2005-2006	Studies were being conducted to determine the economic and technical viability of the field development and during 2008 it has been charged against income.
Brazil
1-BG-1-SPS (Ipanema)	13.6	2006	Studies were conducted to determine the economic and technical viability of the field development and during 2008 it has charged against income.
Iran
BKH-2 Band E Karkheh-2	6.5	2004-2005	In June 2007 the National Iranian Oil Company (NIOC) approved the commerciality of the discovery of the BKH-2, but the future results of the negotiation of the development contract with NIOC will ultimately determine the commerciality.
Libya
A1 NC210(P13 - Rajul Al Raml)	4.7	2006	Positive well; confirmation of commerciality pending; 3d Seismic campaign is being conducted.
B1 NC 210	2.4	2006	Positive well; confirmation of commerciality pending; 3d Seismic campaign is being conducted.
A1 NC 209	12.2	2006	Appraisal A2 performed and finished in April 2008.

Peru
Buenavista 39 17 1X	5.0	2005	A 2D seismic campaign is being conducted and wells are being drilled to establish more precisely the amount of available resources. These studies are expected to be finished by 2009, at which time the commerciality of the field will be determined.
Raya	6.9	2006	A 2D seismic campaign is being conducted and wells are being drilled to establish more precisely the amount of available resources. These studies are expected to be finished by 2009, at which time the commerciality of the field will be determined.
Delfin 39 - 27 - 2X	7.6	2006	A 2D seismic campaign is being conducted and wells are being drilled to establish more precisely the amount of available resources. These studies are expected to be finished by 2009, at which time the commerciality of the field will be determined.

Others(9 projects)	9.9	2001-2006	Aggregate costs of individually small projects in Colombia and Libya, which are in various stages of development and evaluation.

Total	109.1

2.2.1.3	Exploration, Development, Acquisitions and Production

Repsol YPF’s Upstream strategy is to optimize existing assets, increase recovery, improve operations and invest in production fields located in Trinidad and Tobago, Libya, Bolivia and other countries in Latin America. The strategy also includes delivering key growth projects, such as Shenzi/Genghis Khan (Gulf of Mexico), field I/R (Libya), Carioca (deep water Brazil), Reggane (Algeria), Block 39 (Peru) and Block 57 (Peru), as well as focusing on exploration in core areas and identifying future growth areas.

The organic growth will be primarily located in three core regions: North Africa, the deep waters of the Gulf of Mexico and Brazil and Latin America and Trinidad and Tobago. The objective of the growth will be to maximize Repsol YPF’s profitability.

The tables below show production costs incurred by Repsol YPF and other details of Repsol YPF’s production operations in 2007, 2006 and 2005:

	2007	2006	2005
	(millions of euros)
Exploration, development and acquisitions (incurred costs)
Exploration	750	519	413
Development	1,834	1,712	1,447
Acquisitions and other	294	1,728	299

Total	2,878	3,959	2,159

	2007	2006	2005
Exploration, development and acquisitions
Exploratory concession net area (in km2)	315,895	319,505	295,266
Gross exploratory drilling tests finished	53	54	38
Positive	14	12	16
Discoveries and extensions(1)	28	23	40
Acquisitions (sales), net(1)	6	13	25

(1)	Millions of barrels of oil equivalent.

Country Activity Summary for 2007

Country	Blocks(1)		Net Acreage(1) (km2) Development	Net acreage(1) (km2) Exploration	Net production (mmboe)	Net production (mboe/d)	Net proved reserves (mmboe)
	Development	Exploration
Algeria	2	3	581	10,400	5.6	15.5	28.6
Argentina	91	18	26,111	49,362	236.9	649.2	1,287.3
Bolivia	25	7	2,194	9,153	29.2	80.0	82.5
Brazil	1	23	51	5,126	5.9	16.2	29.6
Colombia	1	9	17	5,148	2.3	6.3	4.5
Cuba	—	1	—	4,512	—	—	—
Dubai	—	—	—	—	1.8	5.0	—
Ecuador	3	—	1,225	—	6.6	18.0	15.4
Iran	—	3	—	15,430	—	—	—
Libya	1	15	874	64,295	19.2	52.6	116.4
Mauritania	—	2	—	64,913	—	—	—
Peru	2	6	202	30,610	2.5	6.9	107.1
Saudi Arabia	—	1	—	15,420	—	—	—
Spain	11	19	930	10,446	0.7	2.0	2.9
Trinidad and Tobago	7	—	2,363	—	53.9	147.6	543.2
United States	11	79	57	1,205	0.1	0.3	56.0
Venezuela	4	2	443	669	14.5	39.7	130.6
Others (2)	1	11	3,538	29,206	—	—	—

Total	160	199	38,585	315,895	379.3	1,039.2	2,404.1

(1)	Operated and Not Operated.

(2)	Includes Equatorial Guinea, Guyana, Kazakhstan, Mexico, Morocco, Kenya, Sierra Leone and Suriname.

The following are the most significant activities conducted by Repsol YPF during 2007.

Algeria

In Algeria, a new exploratory discovery was made in mid-2007 with the Reggane 6 exploratory well in block 351c-352c (Reggane Nord), which is located in the Reggane basin. The block covers an area of 8,566 km2 in the south-central region of the Algerian Sahara and was obtained in July 2002 by the consortium led by Repsol YPF (45%), as the operator, RWE DEA (30%) and Edison (25%).

In 2006, two exploratory discoveries were made in this block (Sali and Kahlouche–2) and another exploratory discovery was made in 2005 (Reggane 5). Repsol YPF expects to complete the necessary studies and reports during 2008 in order to obtain Sonatrach’s declaration of commerciality for Reggane by the beginning of 2009 in order to begin development of the gas project.

The contract for the Gassi Touil integrated project was unilaterally terminated by Sonatrach on August 13, 2007, after Sonatrach had announced its intention to do so on July 4, 2007. Repsol YPF and Sonatrach are currently engaged in arbitration proceedings. For a more complete discussion, see Section 6. “Financial Information—Legal Proceedings.”

In 2007, Repsol YPF, the operator for exploratory block 401d, and its remaining partners agreed to rescind the contract relating to this exploratory block.

In 2007, 1,542 km of 2D seismic exploration and 265 km2 of 3D seismic exploration were acquired in Algeria.

Argentina

In July and November 2007, in the South Business Unit in the Gulf of San Jorge basin (UNAS) and the West Business Unit in the Neuquén basin (UNAO), a series of labor and community conflicts halted the production of approximately 1.32 million of barrels of oil equivalent.

New production records were set in 2007 for the CNQ7 A, Paso Barda Norte, Cañadón Vasco and Cañadón Yatel reserve areas. The increase of production of 304% compared to 2006 at CNQ7 A, which is operated by Petroandina and in which YPF has a 50% stake, was mostly related to the development of new production areas. The increase of production compared to 2006 of 426% at Cañadón Vasco, 127% at Cañadon Yatel and 97% at Paso Barda Norte, all wholly owned by YPF, was largely due to the drilling of new production wells (11 for Cañadon Yatel, seven for Cañadón Vasco and five for Paso Barda Norte).

At the beginning of August 2007, YPF began full operation of a low pressure compression project in the Loma La Lata gas field. The total investment for that project was US$30 million.

A new gas processing and compression plant with a total capacity of 21.2 million cubic feet per day was built in the Loma La Lata field during the last quarter of 2006 and the first half of 2007. The total investment in the project was US$13 million. This plant is linked to 10 wells with high CO2 content and has been operating since June 30, 2007, processing 10.6 million cubic feet per day. The new plant will help YPF to keep the Huincul Methanol plant in service for at least three years, using Transportadora de Gas del Sur S.A. (“TGS”) pipelines.

In December 2006, due to problems that affected the main pipeline of Magallanes UTE located in the Tierra del Fuego province, oil and gas production was stopped. At the beginning of 2007, Repsol YPF’s joint venture partner began to replace 18.6 km of pipeline (17 km offshore and 1.6 km onshore), which connects the A3 platform and the battery. In addition, 3.7 km of pipeline that links the AM2 and AM3 platforms were replaced. These works were delayed by adverse weather conditions and were completed in March 2008. The total investment by YPF for this project was US$20.9 million.

Work on the Ramos Low Pressure Project in the northwest of Argentina, which increased compression capacity at that site from 23,680 HP to 38,500 HP, was completed in December 2007. The total investment made by YPF was US$22 million.

In the CNQ7 A reserve area, the delineation of the El Corcobo Norte, Jagüel Casa de Piedra, Cerro Huanunl Sur and Puesto Pinto reservoirs was completed and the reservoirs are being developed. In addition, water injection projects at El Corcobo Norte and Jagüel Casa de Piedra have begun and a steam injection project at Puesto Pinto is being developed.

In July 2008, a pipeline installation from Corcobo Norte to Puesto Hernandez is scheduled to be completed, facilitating the transport of crude to the refinery in Lujan de Cuyo by replacing truck transportation to the Medanito Plant.

The work on injection wells continued at Rincón de los Sauces in the Neuquina basin, in the Chihuido de la Sierra Negra field, to mitigate the natural decline that has been underway since mid-1999. The total estimated cost of this project (which began in 2005 and is expected to be completed in 2009) is US$133 million. During 2007, 19 wells were repaired, six new wells were drilled to replace collapsed wells and the water treatment plant was revamped. During 2007, US$13 million was invested in the project, and total investment is expected to reach US$20 million. The Water Alternating Gas (WAG) project in Chihuido de la Sierra Negra is scheduled to be completed in June 2008.

During 2007, due to a Leakage Management and Control Project (PRIS), a total of 16 tanks were inspected and contracts were signed to perform acoustic testing on 50 more tanks using three different auditing companies. The 2008 plan calls for 320 inspections, including 92 inspections to be conducted on tanks with over 500 cubic meters storage capacity.

Due to the development of new fields, 55 new wells were drilled in Desfiladero Bayo, Bayo Este and Cañadón Amarillo during 2007.

In UNAS 434, injection wells were shut down due to the application of new state and provincial regulations, which established tighter annual space control parameters. As a result, the water injection volume was reduced by 91,000 barrels per day, resulting in a net reduction in production of an estimated 4,000 barrels per day of oil. Both the Las Heras and Chubut Cañadón Seco economic units have started a remediation campaign, overhauling 71 wells and drilling five replacement wells. The total investment for these works was US$15 million. In addition, a total investment of US$105 million was proposed for remediation works on 489 wells and the drilling of three replacement wells. The remediation works will begin in June 2008 and will continue for three years.

During 2007, 23 exploratory wells (operated and non-operated areas) were drilled (18 in Neuquina Basin, four in San Jorge Basin and one in Austral Basin). Six of these exploratory wells proved successful: Borde Sur del Payún (oil), Borde Sur del Payún Shallow (oil), Los Cavados Este (oil), Cerro Fortunoso Este (tested some oil but was later requalified as dry well), Rincon Amarillo x-5 (gas) (located in the Neuquina basin), Estancia Baltaza (oil) (located in the Golfo de San Jorge basin) and Arroyo Gamma Sureste (gas) located in Austral Basin.

Three-dimensional seismic testing is being extensively used in all basins to increase exploratory success, improve the quality of exploratory prospects, optimize positioning of the wells and decrease development risk. In 2006, 2,960 km2 of 3D seismic testing were recorded and evaluated, including 2,523 km2 of onshore seismic testing (1,593 km2 exploratory and 930 km2 for development) and 437 km2 of offshore seismic testing in the Colorado Marina basin (as part of a 1,974 km2 survey completed by March 2007). In addition, 1,000 km2 were recorded in the Austral Basin in several non-operated blocks during 2007.

As of December 31, 2007, YPF held 109 production concessions and exploration permits in Argentina, of which YPF directly operates 73, including 61 production concessions and 12 exploration permits.

As of December 31, 2007, YPF held 18 exploration permits in Argentina, of which 11 are onshore exploration permits and seven are offshore exploration permits. YPF has 100% ownership of five onshore permits and one offshore permit and its participating interests in the remaining exploration permits vary between 27% and 90%. YPF’s interests in the riskier offshore permits vary between 30% and 50%.

As of December 31, 2007, YPF had 91 production concessions. YPF has a 100% ownership interest in 54 production concessions and its participating interests in the remaining 37 production concessions vary between 12% and 98%.

The crude oil produced by YPF in Argentina varies by geographic area. Almost all crude oil produced by YPF in Argentina has very low or no sulfur content. Most of the natural gas produced by YPF is of pipeline quality. All of the gas fields produce commercial quantities of condensate, and substantially all of the oil fields produce associated gas.

Bolivia

In January 2007, operator companies in Bolivia bid for volume allocation under the YPFB–ENARSA agreement. Volumes were partially assigned, leaving the remaining contract volumes pending for the next round of bids. Repsol YPF was not allocated any volumes at that time.

On May 2, 2007, Operating Agreements became effective, which led to significant changes in company management. These changes were due to sales and transportation of hydrocarbons made by YPFB who is responsible for the payment of royalties, participations and an indirect hydrocarbon tax. The operator company charges a single payment called the Operator Revenue (“Retribución del Titular”) for operating the fields, which consists of recovery costs and revenues. Although the Operating Agreements became effective in May 2007, the distribution tables used to determine revenue participation between YPFB and the contractor were first applied on August 2007.

During October 2007, estimated development plans for each Operating Agreement were presented, in accordance with the provisions of the relevant agreement. The development plans include a range of activities that must be submitted by the operator to schedule the efficient exploitation of all existing reserves in the contract area. This creates a long-term commitment that will be reflected in the delivery agreements. The estimated condition of each plan represents a precondition to the operator being in a position to fully commit the investment. As of the date of this annual report, these conditions have not been met and consequently the investments outlined in the documents do not represent firm commitments of investment but rather estimates of potential development of each contract area.

In December 2007, gas was discovered in the Huacaya X-1 exploratory well located in the northern part of the Caipipendi Block, which also includes the Margarita field. The production tests showed flows of approximately 800,000 cubic meters of gas per day. Repsol YPF is the operator of the Huacaya X-1 consortium, with a 37.5% stake. The consortium also includes British Gas with a 37.5% stake and Panamerican Energy with a 25% stake. After 18 months of drilling and an investment of approximately US$ 60 million, Huacaya X-1 reached its final drilling depth of 4,800 meters in December 2007.

In December 2007, the Final Conciliation Minutes of Annex G of the Operating Agreements were signed. These annexes establish the accumulated investment and depreciation amounts of the contract area as of the start of operations until the effective date of the contract area, introducing net balances of the recovery costs. At the time of signature of the Operating Agreements, previous investment and depreciation amounts, pending conciliation by the parties, were included. The parties agreed to review the amounts listed in good faith, taking into account the results of the audit currently in process (in respect of the audits instructed under the Nationalization Decree).

After completing the review process, the minutes of 25 of the 27 Operating Agreements were signed. These minutes specify investments levels that will officially become part of Annex G of each Operating Agreement. Following the review process, YPFB accepted 98% of all the previous investment amounts presented. The Final Conciliation Minutes of the two remaining Operating Agreement, are presently under revision for their subsequent signature.

See section 1 “Key Information about Repsol YPF—Risk Factors—The regulatory environment and outlook for companies that operate in the oil and gas industry in Bolivia remains uncertain and could have a material adverse affect on our business, financial condition and results of operation.”

Brazil

In September 2007, Repsol YPF announced the discovery of a new oil field in the deep waters of the Santos Basin. The new field, named Carioca, is in Block BM-S-9, in which Petrobras (45% stake) is the operator and Repsol YPF and British Gas hold a 25% and 30% stake, respectively. The well registered 2,900 barrels of oil and 57,000 cubic meters of gas per day during the production test, with the flow limited due to testing installations. This discovery contains considerable resources and will require additional investments in appraisal wells and new technologies in order to define a development plan. The BMS-9 block includes several plays, similar to Carioca, where Repsol YPF expects to drill exploratory wells in the near term. Drilling of an exploratory well began at the end of March 2008, which is expected to be completed in the third quarter of 2008.

On April 21, 2006, Repsol YPF began production at its first producing field in Brazil (Albacora Leste), which belongs to the giant oil field cluster located in the deep waters of the Campos Basin. Repsol YPF has a 10% stake in the field, which has a total flow rate capacity of 180,000 barrels per day. Total proved and probable oil reserves at 2007 year-end were estimated at 464 million barrels.

During 2007, a major seismic 3D program was conducted in the Santos basin which included the acquisition of 2,986 km2 of offshore seismic 3D.

Ecuador

During the first quarter of 2007, Repsol YPF signed an agreement with the Government of Ecuador for the transportation through the Heavy Crude Oil Pipeline (OCP) of a portion of the crude extracted in Block 15 for a period of at least two years.

In Block 16, where Repsol YPF is the operator with a 35% stake, 28 development wells were drilled in 2007. In 2007, the total average daily production in Block 16 was 64,154 barrels of oil per day.

In April 2006, the application of Law 2006-42, amending the Hydrocarbons Law, took effect. Such law contemplates the distribution between the Ecuadorian government and the consortium holding the blocks in the country of the excess between the sale price of the crude and the base price prevailing at the time the contract was signed. The percentage distribution for the Ecuadorian government was 50%.

In October 2007 a presidential decree was issued to increase the distribution percentage for the government under Law 2006-42 to 99%.

Iran

On January 27, 2007, Repsol YPF and Shell signed a service contract for the Persian LNG Project. This agreement would guide future exploration, development and production activities in the areas assigned in the South Pars gas field to supply a possible future LNG plant in Tombak. The final investment decision (FID) for the liquefaction plant and for commencement of exploration and development operations has not yet been made.

At a meeting in Vienna in January 2007, the National Iranian Oil Company (NIOC) announced the approval of the commerciality of well “Band E Karkhek-2” in the Onshore Block in Iran (Mehr Block). The discovery of the well was made in January 2005. In June 2007, Repsol YPF received official written confirmation of the approval of the commerciality of the “Band and E Karkheh-2” well. A development plan is being negotiated and is expected to be agreed upon during the first half of 2008.

In April 2007, drilling for the “BKH-4N” well began in the Mehr Onshore Block. This well was declared negative during the first quarter of 2008 following the evaluation of results upon completion of the drilling.

Libya

The drilling of a total of 16 exploratory wells in Libya concluded in 2007. The drilling produced five new exploratory discoveries, two of which were in the NC 186 block (wells L1 NC186 and Q1 NC 186), two in the NC200 block (wells G1 NC200 and H1 NC200) and one in the NC206 block (well A1 NC 206). At December 31, 2007, the evaluation of the results obtained at one of the wells (P1 NC 186) was being completed. The final results of this well are expected during 2008. Furthermore, 10 delineation wells were completed during 2007, four of which with positive results (D30 NC186, E3 NC200, J4 NC186 and A1 NC209 st).

During the second quarter of 2007, Repsol YPF’s Chairman and the Chairman of the Libyan national oil company NOC announced an agreement for the development of the field “I/R” of areas NC 115 and NC 186. The development plan was officially approved by NOC in August 2007. On September 28, 2006, AKAKUS Oil Operations, A.G (formerly Repsol Oil Operations) and Repsol Exploración Murzuq (REMSA), on behalf of the partners, prepared and submitted to the Owner Management Committee of areas NC 115 and NC 186 the field development plan of field “I/R.” Field “I/R” was discovered in 2005. Field “I/R” is expected to begin production during the second half of 2008.

In 2007, the consortium partners for block NC186 (Repsol YPF, Total, OMV and StatoilHydro) approved the development plans for fields “J” and “K.” These development plans were submitted to NOC in October 2007 for its review and approval.

Also in 2007, the partners in block NC-200 (Repsol YPF and OMV) approved the development plan for field “E,” which was submitted to NOC in October 2007.

In 2007, Repsol YPF and its partners in Libya began the process of reviewing with NOC the contractual conditions in Libya to adjust the profit sharing of the increased results from these fields due to the strong increase of crude oil prices in international markets. Repsol YPF expects to reach an agreement during 2008.

Peru

In January 2008, a major discovery was made with the Kinteroni exploratory well in Peru’s block 57. Repsol YPF is the operator of the consortium that will develop the Kinteroni X1 field and has a 53.84% stake following its proportional acquisition of the stake previously held by Burlington Resources Inc. Petrobras also participates in the consortium with a stake of 46.16%. Block 57 is located in the Ucayali-Madre de Dios Basin, in the central jungle of Peru approximately 50 km from the Camisea (in which Repsol YPF holds a 10% stake) gas and condensate field. The first production tests have recorded reservoirs of 1 million cubic meters of gas per day (0.365 billion cubic meters per year) and 198 cubic meters per day of associated liquid hydrocarbons (72,270 cubic meters per year).

In order to define a commerciality and development plan for the Kinteroni X1 discovery, a 3D seismic campaign will be performed on the Kinteroni X1 structure and various delineation and exploratory wells will be drilled in block 57. These activities will permit a more precise evaluation of the resources discovered, determined by a preliminary estimate to be approximately 2 trillion cubic feet (56 billion cubic meters).

In 2007, in accordance with the approved development plan, work continued towards the complete development of the Camisea (blocks 56 and 88) field that will supply natural gas to the future LNG plant in the Peru LNG project, which is expected to be in operation by 2010 and in which Repsol YPF holds a 20% stake. Repsol YPF is developing the San Martín (already in production) and Cashiriari reservoirs in block 88 and the Pagoreni reservoir in block 56.

In block 39, where Repsol YPF is the operator with a 55% stake and which has a gross area of 8,868 km2, work continued during 2007 on the conceptual phase of the program for development of the resources discovered in this block with the analysis of different technical alternatives for production and extraction of heavy crude oil. This analysis will be completed with the results of the appraisal wells which Repsol YPF expects to drill during 2008 once the relevant environmental permits have been obtained. In addition, a 2D seismic campaign for approximately 1,000 km was prepared in 2007 and began in the first half of 2008.

Russia

In December 2007, West Siberian Resources (WSR), a company in which Repsol YPF holds a 10% stake, signed a memorandum of understanding to merge with the Russian company Alliance, whose principal assets are the Khavarosk refinery with 4 million tonnes per year of capacity, 156 service stations in far eastern Russia, storage terminals and two production licenses in Kazakhstan and Tarstan, which have 100 million barrels of oil in proved and probable reserves.

In February 2006, Repsol YPF reached a strategic agreement with WSR, which contemplated an industrial alliance for jointly developing hydrocarbon exploration and production projects in Russia, where WSR possesses an important portfolio of assets.

Trinidad and Tobago

In the fourth quarter of 2007, the BpTT (in which Repsol YPF holds a 30% stake), Mango and Cashima fields began production, which led to an increase in gas availability for train 4 (in which Repsol holds 22.22% stake) of the Atlantic LNG plant.

In 2007, the seismic studies of the Teak, Samaan and Poui (TSP) blocks that began in 2006 were completed. As a result, a total of 14 prospects and leads were identified, all of which are currently being examined. In addition, at the end of 2007, the preparation of an inventory of all the leads identified in the region was ongoing.

During 2007, Repsol YPF performed a complete evaluation of the gas reserves found in the Onyx field, which led to the conclusion that the field could not be commercially developed.

United States

Repsol YPF significantly increased its presence in the deep waters of the Gulf of Mexico in 2006 and 2007 with the acquisition of a participations in a major oil fields, Shenzi /and Genghis Khan, and the concession of new exploratory blocks.

On February 1, 2007, the Shenzi field consortium (BHP Billiton, Repsol YPF and Hess) completed the acquisition of the Genghis Khan field. Repsol YPF has a 28% stake in the Genghis Khan field which was discovered in 2005. Production began in late 2007 through the tie-back of Genghis Khan K1-1 to the Marco Polo facilities. The total cost of this acquisition was US$1,326 million, with Repsol YPF’s investment totaling US$371 million. On February 2008, Genghis Khan K1-2 also came onstream.

In July 2006, Repsol YPF acquired for US$2,145 million BP’s 28% stake in the Shenzi field in the Green Canyon Area, which is one of the largest deep water fields in the Gulf of Mexico and was discovered in 2002. The field is operated by BHP Billiton (44% stake), and, in addition to Repsol YPF’s 28% stake, Hess holds the remaining 28% stake. Commercial production is expected to begin by mid-2009, with total production estimated to reach 100,000 barrels of oil per day, increasing up to 130,000 barrels of oil per day when the various development phases have been completed.

In June 2007, the Mineral Management Service, a U.S. regulatory agency, approved the unitization of the six Shenzi and Genghis Khan blocks (Shenzi Unit).

Repsol YPF’s acquisitions (28% of Shenzi and 28% of Genghis Khan) are strategically complementary from the standpoint of field development. Since the blocks are adjacent and share the same reservoirs, significant cost savings and improvements in oil and gas exploitation are expected to achieved.

In 2007, Repsol YPF obtained 18 blocks in the exploratory Lease Sale 205. Repsol YPF submitted bids in the most contested blocks. Repsol YPF was the high bidder in blocks GC-423 (in association with Marathon) and GC-348 (in association with Chevron), both of which have a high production potential.

Repsol YPF was the high bidder in 32 exploratory blocks in the exploratory Lease Sale 206 held in the first quarter of 2008.

In 2007, Repsol YPF launched the Kaleidoscope project, a research and development project aiming to develop leading capacities in subsalt imaging, which are central to success in the complex subsurface of the Gulf of Mexico. The project is a joint venture with 3DGeo and Barcelona Supercomputing Center, which seeks to develop new algorithms in Reverse Time Migration Techniques (RTM) and commercial supercomputing capacities to make RTM a viable solution. The success of the project would place Repsol YPF in a sustainable competitive position, which would leverage and boost its growth in the Gulf of Mexico.

In July 2007, Repsol YPF joined Shell Offshore Inc. and Eni Petroleum US LLC in Alaska to explore 71 contiguous offshore blocks in the Beaufort Sea north of the Prudhoe Bay and Kuparuk oil fields. Repsol YPF holds a 20% stake in these blocks. Also in Alaska in the first quarter of 2008, Repsol YPF obtained 93 blocks in exploratory lease sale 193. The blocks are in the Chukchi Sea (offshore Alaska) and cover a total surface of 2,139 km2. Repsol aims to generate a large portfolio of leases in an under-explored basin with potentially large resources in Alaska.

The Neptune Field is located in deep water in the Central Gulf of Mexico, approximately 120 miles from the Louisiana coast. The field comprises Atwater Blocks 573, 574, 575, 617 and 618. The Sigsbee Escarpment is the dominant sub-sea feature of the field, with water depths ranging from 4,200 feet to 6,500 feet. The host facility is located above the escarpment in Green Canyon Block 613 with water depth of 4,250 feet. BHP Billiton is the operator of the Neptune Field. The joint venture participants are BHP Billiton (35%), Marathon Oil Corp. (30%), Woodside Petroleum Ltd (20%) and Maxus (US) Exploration, a YPF Holdings’ subsidiary, (15%). The facility will have the design capacity to produce up to 60,000 barrels per day and 50 million cubic feet per day. Sub-sea development wells will be tied back to the tension leg platform.

Venezuela

In May 2007, Repsol YPF signed a memorandum of understanding with PDVSA in respect of the inclusion of the Barúa and Motatán fields in the Empresa Mixta Petroquiriquire in which Repsol YPF has a 40% stake. The agreement is awaiting the approval of the National Congress of Venezuela, which is expected in 2008.

Power generation at the Termobarrancas plant, which Repsol YPF wholly owns, was phased in over the second half of 2007.

During 2007, Repsol YPF worked with PDVSA on the evaluation of the reserves in the Junín-7 block. The evaluation of the reserves is expected to be completed in 2008. In addition, negotiations continued with the Venezuelan authorities regarding the participation of Repsol YPF in one of the new heavy crude oil projects in the Faja region.

2.2.1.4	LNG

2.2.1.4.1	Natural Gas Market in Argentina

Repsol YPF sells approximately 34% of its natural gas production to distribution companies, 59% to industrial clients and electric generators and exports the remaining 7%. The exports are principally to Chile and Brazil. The largest part of Repsol YPF’s proved natural gas reserves is located in the Neuquén basin, which is closer than other production basins to the Buenos Aires and Santiago markets.

In 2007, Repsol YPF’s natural gas sales were 54.6 million cubic meters per day, an 7% decrease from 58.7 million cubic meters per day in 2006. Natural gas sales in 2007 and 2006 include export sales volumes to Brazil and Chile, which amounted to 3.7 million and 8.6 million cubic meters per day in 2007 and 2006, respectively.

Between 1980 and 2007, natural gas production in Argentina grew from 13,466 million cubic meters to 51,007 million cubic meters, an increase of 279%, which represents an annual average rate of 4.9%. This growth was due to the increase in the number of customers in Argentina connected to the distribution systems from 2.5 million to 6.9 million, a higher rate of consumption per client and exports of gas and the installation of gas fired power generation plants (combined cycles).

The currency devaluation from January 2002 was initially accompanied by a freeze on natural gas prices that created very low-end prices for natural gas as compared to alternative fuels. Consequently, demand for these products soared while suppliers did not have any incentive to meet the extremely high growth rates in consumption.

Approximately 67% of Repsol YPF’s proved natural gas net reserves in Argentina are located in the Neuquén basin, which is strategically located near the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Because of its proximity to the market, natural gas from this region has a competitive advantage compared to natural gas from other regions. In the past, the capacity of the natural gas pipelines in Argentina were at times inadequate to meet peak-day winter demand. In addition, there is no significant storage capacity in Argentina. Since 1993, local pipeline companies have added new capacity allowing for approximately 63 million cubic meters per day of natural gas to be provided, improving the companies’ ability to satisfy peak-day winter demand and directly benefiting Repsol YPF. Despite their improved ability, no assurances can be given that this additional capacity will be sufficient to meet demand.

YPF has a gas supply agreement with Yacimientos Petrolíferos Bolivianos (“YPFB”) with a term ending on December 31, 2009. On June 29, 2006 the Bolivian and Argentine governments executed the Framework Agreement, pursuant to which they agreed that the natural gas imports from Bolivia to Argentina should be managed by ENARSA. The Framework Agreement establishes a 20-year delivery of between 7.7 million and 27.7 million cubic meters per day of Bolivian gas to Argentina, which is subject to the construction of the North East Pipeline, with an expected capacity of 20 million cubic meters per day. In December 2007, the agreed upon price was approximately US$6/mmBtu and the price is periodically adjusted according to a formula based upon a basket of fuels. The increased cost of the natural gas purchased pursuant to the Framework Agreement is currently incurred by ENARSA and financed by the Argentine government with the collection of export duties on natural gas. On April 25, 2007, under the Framework Agreement, YPF accepted the offer made by ENARSA for the sale of natural gas obtained by ENARSA from the Republic of Bolivia through December 31, 2009.

Repsol YPF is actively involved in projects which seek to enhance Repsol YPF’s presence in the natural gas markets in Argentina and the rest of Latin America, including the following:

•

The Diadema underground gas storage project in the San Jorge Gulf basin, which has an average deliverability of one million cubic meters of gas per day and was carried out to supply the required demand to customers in the basin (mainly during the winter period).

•

Lunlunta Carrizal, an underground storage facility project located in Mendoza, had some technical problems that made this project uneconomic. The assets corresponding to this project have been written down on Repsol YPF’s consolidated balance sheet to their recoverable value.

•

A contractual commitment to supply a daily quantity of natural gas to the Methanex Plant (a methanol producer) located in Cabo Negro-Punta Arenas in Chile with an annual maximum quantity of 2.95 million cubic meters of gas per day in 2007.

•

A contractual commitment to supply a daily quantity of approximately 3.0 million cubic meters of gas in 2007 to electrical, industrial and distribution companies in the Santiago (Chile) area through the Gas Andes gas pipeline.

•

A 10% interest in the Gasoducto del Pacífico gas pipeline, which requires Repsol YPF to supply Chile with gas from the Neuquén basin. In 2007, Repsol YPF agreed to supply a daily quantity of 2.8 million cubic meters of gas through this pipeline.

•

A contractual commitment to supply in 2007 a daily quantity of 4.7 million cubic meters of gas from the northwest basin to companies in the northern part of Chile, through the Gas Atacama and Norandino gas pipeline.

•	A contractual commitment to supply in 2007 a daily quantity of 2.8 million cubic meters of gas to the thermal power plant of Uruguayana (Brazil).

In July 2006, the Ministry of Economy and Production of Argentina issued Resolution 534/06, which increased the duty on gas exports to 45% and directed the Customs General Administration to calculate the price of export sales based upon the price fixed by the framework agreement between Argentina and Bolivia. Moreover, in October 2006, the Ministry of Economy and Production issued Resolution 776/06, which clarified that the export duties created by Section 6 of Law 25.561 apply equally to exports from the Tierra del Fuego province, which, pursuant to Law 19.640, are exempted from export taxes unless another law explicitly eliminates such exemption. More recently, the Ministry of Economy and Production increased export taxes applicable to natural gas and LPG with Resolution No. 127/2008. Consequently, Resolution No. 534/06 was amended, raising the rate applicable to natural gas exports from 45% to 100% considering as a base for its calculation the higher price established in any contract for the import of such product and abandoning as a result, the reference to the Framework Agreement between Argentina and Bolivia for the sale of natural gas. See “—Regulation of the Petroleum Industry—Argentina—Taxation”. YPF has informed its customers that they will be responsible for the export duties imposed by these Resolutions and has explained the reasons supporting its position. Although certain of YPF’s export contracts provide for the transfer of export duties to the buyers, currently some of these buyers pay export duties pursuant to a contractual reservation, as they maintain that their contracts include a “Most Favored Nation” clause, which means that they would have the right to claim the same advantages and privileges granted by YPF to other clients that are not required to pay those charges. Certain of YPF’s export contracts do not provide for the transfer of export duties to the buyer.

YPF is renegotiating some export gas contracts in order to adapt them to the new resolution.

Because of the export restrictions on natural gas imposed pursuant to Resolutions No. 659 and 752, YPF could not meet its export commitments and was forced to declare force majeure under its natural gas export sales agreements, see Section 1. “Key Information about Repsol YPF—Risk Factors—Repsol YPF has extensive operations in Argentina”. YPF invoked force majeure under its natural gas export sales agreements due to the various kinds of restrictions imposed by the government. Repsol YPF believes that these actions from the Argentine Government constitute force majeure events that relieve YPF from any liability for the failure to comply with its contractual obligations.

As from 2004 to date, YPF has reached several agreements with its export customers to address the situation resulting from the Government actions. However, several export customers rejected the force majeure invoked by YPF and have filed certain arbitration claims against YPF in relation to the controversy resulting from shortages of natural gas deliveries due to the governmental restrictions on natural gas exports.

These claims may continue to accumulate to the extent the governmental actions continue to affect the relevant natural gas exports (see Section 1. “Key Information about Repsol YPF—Risk Factors—Repsol YPF has extensive operations in Argentina,” “—Gas and Electricity—Natural Gas,” “—Regulation of the Petroleum Industry—Argentina—Market Regulation” and Section 6. “Financial Information—Legal Proceedings”).

The Argentine authorities have forced YPF to reduce the export volumes authorized to be provided under the relevant agreements and permits as shown in the table below.

Year	Maximum Contracted Volumes—MCV (Million Cubic Meters)(1)	Restricted Volumes (Million Cubic Meters)	Percentage of Restricted Volumes vs MCV
2005	5,995.2	875	14.5%
2006	6,015.1	1,240	20.6%
2007	5,979.1	3,682	61.6%

(1)	Reflects the maximum quantities committed under YPF’s natural gas export contracts. Includes all YPF’s natural gas export contracts pursuant to which natural gas is exported to Chile and Brazil.

2.2.1.4.2	Rest of the world

Algeria

In 2004, Repsol YPF (60%) and Gas Natural SDG (40%) signed the integrated LNG project Gassi Touil awarded by the Algerian authorities. The project included exploration, production, liquefaction and LNG marketing in the Gassi Touil Rhourde Nous-Hamra area, located in the eastern part of Algeria. The natural gas liquefaction plant was to be constructed in Arzew.

In March 2006, Repsol YPF (48%), Gas Natural (32%) and the Algerian state oil and gas company Sonatrach (20%), as part of the integrated LNG project Gassi Touil, signed an agreement for the establishment of a joint venture, “El Andalus”, which was to construct and operate the natural gas liquefaction plant in Arzew. On August 13, 2007 Sonatrach rescinded the Gassi Touil project and decided to take exclusive control of the project. Repsol YPF and Gas Natural announced that they would challenge the validity of Sonatrach’s rescission and seek damages for wrongful termination of contract before an international arbitral body pursuant to the provisions of the Gassi Touil contract (see “—Exploration, Development, Acquisitions and Production” above and Section 6. “Financial Information—Legal Proceedings”).

Angola

On June 18, 2007, Gas Natural SDG signed a memorandum of understanding with Sonangol Gas Natural (Sonagas) for the development of an integrated gas project in Angola. On December 3, 2007, Gas Natural West Africa, S.L. (GNWA) signed a participation agreement with Sonagas, the Italian company ENI, the Portuguese company GALP and the German company EXEM to carry out initial work on the project, which began in the first quarter of 2008 and will consist of evaluating gas reserves in Angola. Subsequently, the project will seek to develop these reserves and export them in LNG form. On February 20, 2008, Repsol YPF bought a 60% stake in GNWA. Accordingly, Repsol YPF and Gas Natural SDG beneficially own a 20% stake in the consortium through GNWA, while Sonagas holds 40%, ENI holds 20%, GALP holds 10% and EXEM holds 10%.

Iran

In 2004, Repsol YPF and Shell signed an agreement with the National Iranian Oil Company (NIOC) for the so-called “Persian LNG Project.” The project is located in Tombak and was expected to consist of two liquefaction trains of 8.1 million tonnes per year each.

On March 17, 2007 Repsol YPF signed the shareholders agreement relating to the Persian LNG Project. Repsol YPF and Shell each hold a 25% stake in the project and NIOC holds the remaining 50% stake. In accordance with the agreement, Repsol YPF and Shell will share equally (50% each) the production of the first of the trains. The second train will be commercialized by the Persian LNG Project. The final investment decision (FID) on the liquefaction plant and for the start-up of the exploration and development operations on the project has not yet been made.

In Iran, at the end of January 2007, Repsol YPF and Shell signed a service contract for the possible development of the Persian LNG Project. This contract provides the parties with sufficient time, with a low level of investments, to take into account, among other things, the political developments in this region before making a final investment decision (FID).

Mexico

In September 2007, the Comisión Federal de Electricidad Mexicana (CFE) awarded Repsol YPF a contract for the supply of LNG to the natural gas terminal in the port of Manzanillo on Mexico’s Pacific Coast. The Manzanillo plant will supply power stations of the western-central zone of Mexico.

The contract was valued at US$15 billion and provides for the supply of LNG to the Mexican plant for a period of 15 years. The total volume of gas supplied during this period will be more than 67 billion cubic meters, which is equivalent to more than double the annual consumption of Spain. The gas supplied will come from the Camisea liquefaction plant in Southern Peru, of which Repsol YPF is the exclusive trader.

The Lázaro Cárdenas project that had been awarded to Repsol YPF in February 2004 was canceled during the second quarter of 2007 as the Manzanillo Project that was later awarded to Repsol YPF in September 2007 was given priority by the Mexican authorities.

Peru

On August 1, 2005, the signing of the final agreements with the U.S. oil company Hunt Oil for the development of the Peru LNG project (in which Repsol YPF obtained a 20% stake) and the Camisea field (in which Repsol YPF obtained a 10% stake in blocks 88 and 56) was announced. The acquisition of the stake in blocks 88 and 56 was approved by the Peruvian government on December 13, 2005, and on December 16, 2005 the contracts between Repsol YPF and the other consortium partners were signed. The project includes the construction and operation of a liquefaction plant in Pampa Melchorita, which is expected to be operational in 2010. The supply of natural gas will come from blocks 88 and 56 and will reach the plant through the Camisea-Lima pipeline.

The agreement provides for the exclusive commercialization by Repsol YPF of the total LNG production that is expected from the liquefaction plant, which is estimated at more than 4.5 metric tonnes per annum. The purchase agreement reached with Peru LNG will have an 18.5-year term from its effective date. This is the largest LNG purchase operation conducted by Repsol YPF in terms of volume.

The agreements also include the acquisition by Repsol YPF of a 10% stake in Transportadora de Gas del Peru S.A. (TGP), a company that transports natural gas from Camisea through the trans-Andean pipeline.

On December 22, 2006, Peru LNG (20% Repsol YPF) made the final investment decision (FID) and on January 22, 2007 Peru LNG signed the EPC (Engineering, Procurement and Construction) contract for the construction of the liquefaction terminal with Chicago Bridge & Iron Company N.V. (CB&I).

The construction of the plant progressed as planned during 2007. The target for the start of operations remains scheduled for 2010. The permits for the construction of the gas pipeline were received in 2007, and the contracts for the purchase of the pipes and the construction of the gas pipeline were awarded during March and October 2007, respectively. Works on the pipeline have progressed according to the initial plan.

In August 2007, Marubeni bought a 10% share in the Peru LNG Project from SK, a Korean company. As a result, Hunt Oil holds a 50% stake in the Peru LNG Project, Repsol YPF holds 20%, SK holds 20% and Marubeni holds 10%.

Trinidad and Tobago

Repsol YPF holds an interest in Atlantic LNG, a joint venture with, among others, BP and BG plc. Atlantic LNG operates a LNG plant at Point Fortin, with four liquefaction trains in operation at present. This plant commenced production in 1999 with the first liquefaction train (3 million tonnes of LNG per year), in which Repsol YPF holds a 20% stake. The second and third liquefaction trains, in each of which Repsol YPF holds a 25% stake, started operations in 2002 and 2003, respectively, and had a combined installed production capacity of approximately 7 million tonnes of LNG per year. On December 2005, the fourth liquefaction train, in which Repsol YPF holds a 22.2% stake, started operations with a production capacity of 5.2 million tonnes per year. On May 1, 2007, the fourth train commenced production. The fourth train increased the total production capacity of the Atlantic LNG plant to 15 million tonnes per year.

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

The regasification plant is expected to start operating and supplying natural gas to the market at the end of 2008 or the beginning of 2009. Irving Oil will market the LNG regasified at this plant on the Atlantic coast of Canada, and Repsol YPF will market it in the rest of Canada and in the United States.

In May 2006, Repsol YPF (75%) and Irving Oil (25%) made the final investment decision (FID) for the Canaport project and the EPC (Engineering, Procurement and Construction) contracts for the onshore facilities were awarded to the Saipem / SNC Lavalin Consortium and the contract for the offshore facilities to the Peter Kiewitt / Sandwell Consortium. In 2007, construction works progressed as planned. In addition, in August 2007, the EPC for a third LNG tank was approved, which will increase plant capacity and allow the plant to receive the biggest vessels designed to date (Q-flex and Q-max). In October 2007, the accessing road to the site was officially opened.

In 2006, construction and operation contracts were awarded for the gas pipeline between New Brunswick, Canada, and Maine, United States, which will allow for transporting natural gas to markets in northeastern North America. Construction works began in December 2007 and are expected to be concluded by November 2008.

The regasification plant in Canaport will meet Repsol YPF’s objective of having a strategic gateway for LNG into premium areas of the North American gas market. This project is proceeding as originally planned.

Transport of LNG

In May 2006, Repsol YPF and Gas Natural SDG, co-owners of Repsol – Gas Natural LNG, S.L., signed an agreement with the ship building company Knutsen for the leasing, under the time charter method, of an LNG tanker with a capacity of 138,000 cubic meters.

In 2007, Repsol YPF signed a lease, also under the time charter method, for three new LNG tankers, one with Naviera Elcano and two with Knutsen OAS. The four ships, which will begin to operate in 2010, will have a nominal capacity of 173,400 cubic meters of LNG each and will feature advanced technologies.

In November 2007, the LNG tanker Sestao Knutsen was incorporated from Knutsen OAS. Sestao Knutsen has a capacity of 138,000 m3 and with this ship, Repsol—Gas Natural LNG, S.L. currently operates a total of 12 LNG tankers.

2.2.1.4.3	Natural Gas Liquids

Argentina

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

Refining and Marketing operations contributed 40.6%, 31.4% and 43.6% of the total operating income of Repsol YPF in 2007, 2006 and 2005, respectively.

Repsol YPF’s Refining and Marketing businesses engage in supply and trading, refining, marketing and transportation of crude oil and petroleum products. Repsol YPF is the leader in the Spanish and Argentine markets, and overall conducts refining activities in four countries and distribution and marketing activities in 12 countries. At December 31, 2007, Repsol YPF’s worldwide refining capacity was 1,233 thousand barrels per day and Repsol YPF’s marketing network consisted of 6,514 retail stations worldwide.

2.2.2.1	Refining

Repsol YPF’s refineries produce a wide range of petroleum products, including automotive and industrial fuels, jet fuels, lubricants, basic petrochemicals, asphalt and coke. As of December 31, 2007, Repsol YPF held interests in 12 refineries (including nine that it operates). Repsol YPF operates five refineries in Spain with a total installed capacity of 740,000 barrels per day and four refineries in Latin America (Argentina and Peru) with a total installed capacity of 421,500 barrels per day.

Repsol YPF is the largest domestic refiner in Spain and holds approximately 57% of the estimated domestic refining capacity in terms of installed capacity in primary distillation as of December 31, 2007.

In Argentina Repsol YPF operates three refineries, which have a total installed capacity of 319,500 barrels per day and account for 51% of Argentina’s refining capacity in terms of effective installed capacity in primary distillation as of December 31, 2007. Repsol YPF is the technical operator of the La Pampilla refinery in Peru in which it has a 51.03% interest.

Additionally, Repsol YPF has interests in one refinery in Argentina and in two refineries in Brazil, which are operated by other companies.

2.2.2.1.1	Installed Capacity, Supply and Production

The following table sets forth the capacities of Repsol YPF’s wholly and partially-owned refineries at December 31, 2007:

	Primary Distillation	Conversion Index(2)		Lubricants
Refining capacity and configuration(1)	(thousand barrels per calendar day)	(%)		(thousand tonnes per year)
Spain
Cartagena	100	—		135
La Coruña	120	65		—
Puertollano	140	70		110
Tarragona	160	47		—
Bilbao	220	32		—

Total Repsol YPF (Spain)	740	43		245

Argentina
La Plata	189	69		255
Luján de Cuyo	106	110		—
Plaza Huincul	25	—		—
Refinor(3)	13	—		—

Total Repsol YPF (Argentina)	333	74	(4)	255

Peru
La Pampilla	102	24		—

Brazil
REFAP(5)	54	52		—
Manguinhos(6)	4	14		—
Total Repsol YPF(Brazil)	58	50		—

Total Repsol YPF	1,233	50		500

(1)	Information presented in accordance with Repsol YPF’s consolidation criteria: all refineries reported on a 100% basis, except Refinor (50%), REFAP (30%) and Manguinhos (31.13%).

(2)	Stated as the ratio of fluid catalytic cracking (“FCC”) equivalent capacity to primary distillation capacity.

(3)	Total primary distillation capacity of 26,100 barrels per calendar day.

(4)	Refers to Repsol YPF’s total distillation capacity in Argentina (three owned refineries plus the participation in Refinor).

(5)	Total primary distillation capacity of 180,000 barrels per calendar day.

(6)	Total primary distillation capacity of 14,000 barrels per calendar day.

During 2007, Repsol YPF’s refineries processed 56.9 million tonnes of crude oil, of which 25% was from Repsol YPF’s own production and the remaining crude was purchased either through contracts or in the “spot” markets. In connection with a long-standing relationship with Pemex, Repsol YPF purchases from Pemex an amount of barrels per day which is fixed annually. In 2007, 2006 and 2005, that amount was fixed at approximately 100,000, 104,000 and 108,600 barrels per day, respectively. The 2008 amount has not yet been fixed, but it is estimated at 102,400 barrels per day. A total of 9.5 million tonnes of crude oil and 1.7 million tonnes of intermediate and finished products were bought and resold in 2007.

The following table sets forth the origin of crude oil processed during 2007, 2006 and 2005:

	2007	2006	2005
Middle East	12%	14%	14%
North Africa	9	13	14
West Africa	7	6	9
Latin America	47	48	46
Europe	25	19	17

Total	100%	100%	100%

The following table sets forth Repsol YPF’s refining production figures for its principal products for the periods indicated:

	2007	2006	2005
Feedstock processed(1)(2)
Crude oil	56.9	56.1	55.3
Other feedstock	6.8	5.8	5.4

Total	63.7	61.9	60.7

Refining production(1)(3)
Intermediate distillates	28,194	27,529	26,752
Gasoline	11,893	11,783	11,915
Fuel oil	9,257	8,280	8,419
LPG	1,636	1,596	1,646
Asphalts(4)	1,942	1,825	1,619
Lubricants	424	444	441
Other (except petrochemical)	3,539	3,493	3,132

Total	56,885	54,950	53,924

(1)	Information presented in accordance with Repsol YPF’s consolidation criteria: all refineries reported on a 100% basis, except Refinor (50%), REFAP (30%) and Manguinhos 31.13 % for 2007 and 2006, and 30.71% for 2005.

(2)	Millions of tonnes.

(3)	Thousands of tonnes.

(4)	Includes asphalt production of Asfaltos Españoles S.A. (ASESA), a company in which each of Repsol YPF and CEPSA holds 50%. 50% of ASESA’s products are marketed by Repsol YPF.

Spain. Repsol YPF’s refineries in Spain operated at an average capacity of 90.8% in 2007, as compared to 92.3% in 2006 and as compared to an estimated 89.1% for all Spanish refineries in 2007. In 2007, Repsol YPF’s five Spanish refineries refined 33.6 million tonnes of crude oil, which represents approximately 56% of all crude oil refined in Spain. The geographic distribution of Repsol YPF’s refineries and their proximity to the principal Spanish centers of consumption provide significant competitive advantages. Two refineries (at Cartagena and Tarragona) are located on the Mediterranean coast, one (at La Coruña) is located on the northwest coast, the fourth (at Puertollano) is located inland alongside the major pipeline network and the fifth (at Bilbao) is located on the northern coast.

The five refineries owned by Repsol YPF in Spain are undertaking a capital investment program for the purpose of adapting their production schemes to the strict European Union product quality requirements which took effect on January 1, 2005, which establish fuel specifications for 2005 and 2009. Pursuant to this program, a hydrocracking unit in Tarragona started operations in mid-2002, a mild hydrocracking unit in Puertollano started operations in mid-2004, an isomerization unit in Tarragona started operations in March 2005, a FCC naphta desulphurization unit in Bilbao started operations in August 2005, a FCC feedstock hydrotreatment in La Coruña started operations in August 2005, and a middle distillates hydrotreatment in Bilbao started operations in June 2006. See Section 2. “Information on Repsol YPF—Environmental Matters”.

At December 31, 2007, Repsol YPF had storage facilities with 30 million barrels of crude capacity and 46 million barrels of refined product capacity.

The Spanish government requires that entities involved in the production or distribution of petroleum products in Spain maintain minimum levels of reserves of those products. Under legislation enacted in 1994, Corporación de Reservas Estratégicas (CORES) was created by the Spanish government to establish, manage and maintain levels of strategic reserves of crude oil and petroleum products. In 2007, 426,523 tonnes of crude oil products were sold to CORES. Repsol YPF complies in all material respects with current regulations relating to CORES.

Argentina. Since June 23, 1999, Repsol YPF, through YPF, has owned and operated the refineries of La Plata, Luján de Cuyo and Plaza Huincul. In 2007 YPF’s refineries in Argentina operated at an average capacity of over 100% compared to 98.4% in 2006.

With an installed capacity of 189,000 barrels per day the La Plata refinery has the largest refining capacity in Argentina. It is located 60 km from Buenos Aires and is equipped with three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel hydrofinishing unit, an isomerization unit, a FCC naphtha splitter and desulfuration unit and a lubricants unit.

The Luján de Cuyo refinery has an installed capacity of 105,500 barrels per day. It is located in the Province of Mendoza and supplies the central region of Argentina through the Luján de Cuyo-San Lorenzo pipeline. It also supplies products to the eastern region of the country for export and to the northern part of the Province of Buenos Aires. This refinery is equipped with two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, an MTBE unit, an isomerization unit, an alkylation unit, a naphtha splitter, and hydrocracking and hydrotreating units.

Plaza Huincul refinery is located in the Province of Neuquén and has a capacity of 25,000 barrels per day.

YPF also has a 50% participation in the Refinor refinery, which is in the Province of Salta.

In 2007, total crude oil processed in Argentina amounted to 16.5 million tonnes.

Peru. La Pampilla, which is located 25 km north of Lima, has a total refining capacity of approximately 102,000 barrels per day and, according to Repsol YPF’s estimates, accounted for more than 50% of Peru’s refining capacity at December 31, 2007. In 2007, La Pampilla operated at an average capacity of 82.5%, as compared to 75.7% in 2006. La Pampilla benefits from its proximity to Lima, which Repsol YPF estimates to represent more than 50% of Peru’s demand for oil, and from the long distance to alternative sources of supply the Gulf of Mexico. During 2007, the La Pampilla refinery processed 4.3 million tonnes of crude oil.

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

The following table sets forth the sales of petroleum products broken down by product and markets. (This table does not include LPG sales to Repsol YPF’s related distribution companies. See “—Operations—Refining and Marketing—LPG.”).

	2007	2006	2005
	(thousand tonnes)(1)(2)(3)
Sales in Spain	34,408	34,297	33,631
- Own marketing	21,627	21,490	21,628
- Light products	17,720	17,380	17,193
- Other products	3,907	4,110	4,435
-Other Sales in Domestic Market	6,782	7,408	7,277
- Light products	4,726	5,237	5,381
- Other products	2,056	2,171	1,896
-Exports	5,999	5,399	4,726
- Light products	1,905	1,979	1,684
- Other products	4,094	3,420	3,042
Sales in ABB	17,535	15,924	15,815
- Own marketing	11,548	10,491	9,502
- Light products	9,143	8,462	7,692
- Other products	2,405	2,029	1,810
-Other Sales in Domestic Market	3,062	2,539	2,644
- Light products	2,262	1,854	1,709
- Other products(4)	800	685	935
- Exports	2,925	2,894	3,669
- Light products	1,145	1,512	2,236
- Other products(4)	1,780	1,382	1,433
Sales in rest of the world	9,524	8,511	8,494
- Own marketing	6,811	5,687	5,313
- Light products	6,075	4,971	4,633
- Other products	736	716	680
- Other Sales in Domestic Market	1,363	1,346	1,560
- Light products	1,083	1,058	1,203
- Other products	280	288	357
- Exports	1,350	1,478	1,621
- Light products	294	431	475
- Other products	1,056	1,047	1,146

Total Sales	61,467	58,732	57,940

-Own marketing	39,986	37,668	36,443
- Light products	32,938	30,813	29,518
- Other products	7,048	6,855	6,925
-Other Sales in Domestic Market	11,207	11,293	11,481
- Light products	8,071	8,149	8,293
- Other products	3,136	3,144	3,188
- Exports	10,274	9,771	10,016
- Light products	3,344	3,922	4,395
- Other products	6,930	5,849	5,621

(1)	Information includes 50% of Refinor refinery Argentina, 30% of REFAP refinery Brazil, 31.13% of Manguinhos refinery (Brazil) for 2007 and 2006 and 30.71% for 2005.

(2)	Other Sales in Domestic Market: includes sales to operators and bunker.

(3)	Exports: Expressed from the country of origin.

(4)	In 2005, LPG wholesale sales in Argentina are included in these items. In 2007 and 2006, these sales are excluded. See “—Operations—Refining and Marketing—LPG.”

2.2.2.1.3	Transport of Crude Oil and Distribution of Petroleum Products

Repsol YPF in Spain distributes the larger part of light products through CLH (Compañía Logística de Hidrocarburos S.A.) facilities.

CLH is the principal transporter of petroleum products in Spain. At December 31, 2007, CLH’s transportation network consisted of 3,517 km of refined product pipelines, 2 tankers and 9 trucks. CLH also owns 38 storage sites (all of them connected to the multiple pipeline network with the exception of Gijón, Motril and the four storage sites located in the Balearic Islands) and 28 distribution facilities in airports, which in the aggregate represent a capacity of approximately 6.3 million cubic meters.

From March 2003 to December 11, 2007, in accordance with Royal Decree Law 6/2000, Repsol YPF’s participation in CLH was 25% (5.33% indirectly held through its affiliate Petronor) and, combined with the stakes of the other entities with refining capabilities in Spain, was 45%. See “—Regulation of the Petroleum Industry—Spain—Liquid Hydrocarbons, Oil and Petroleum Derivatives.” In December 2007, Repsol YPF sold to Deutsche Bank a 10% stake in CLH in two transactions, each for a 5% stake, for €353 million, reducing Repsol YPF’s holding in CLH to 15%. Repsol YPF believes that its 15% participation in CLH is optimal and that the transactions are in line with Repsol YPF’s strategy to gradually divest non-strategic assets.

Crude oil is transported from Cartagena to Puertollano through a 358 km crude oil pipeline. This crude oil pipeline started operations in 2000 and replaced the Málaga-Puertollano crude oil pipeline, both of which are owned by Repsol YPF.

Repsol YPF owns two crude oil pipelines in Argentina. One of the pipelines connects Puesto Hernández to the Luján de Cuyo refinery (528 km) and the other pipeline connects Puerto Rosales to the La Plata refinery (585 km) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (52 km). Repsol YPF also owns a plant for the storage and distribution of crude oil in Formosa with an operating capacity of 19,000 cubic meters and two tanks in the city of Berisso in the Province of Buenos Aires with a capacity of 60,000 cubic meters. Repsol YPF owns 37% of Oleoductos de Valle, S.A., which is the operator of 888 km of pipelines and whose main pipeline is a double 513 km pipeline that connects the Neuquén basin and Puerto Rosales. At December 31, 2007, Repsol YPF had a 36% interest in the 428 km Transandean pipeline, which transports crude oil from Argentina to Concepción in Chile. This pipeline ceased operations on December 29, 2005. Repsol YPF also owns 33.15% of Termap, which is the operator of two storage and port facilities: Caleta Córdova (in the Province of Chubut), which has a capacity of 314,000 cubic meters, and Caleta Olivia (in the Province of Santa Cruz), which has a capacity of 246,000 cubic meters. Finally, Repsol YPF has a 30% interest in Oiltanking Ebytem, S.A., which is the operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connects the Repsol YPF Puerto Rosales—La Plata crude oil pipeline from Brandsen, which has a capacity of 60,000 cubic meters, to the ESSO refinery in Campana (168 km) in the Province of Buenos Aires.

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

In Peru, Repsol YPF has a total leased capacity of approximately 117,000 cubic meters.

At December 31, 2007, Repsol YPF had leased time charter ship tankers for the transport of crude oil and/or oil products for a total combined capacity of 1,155,314 cubic meters, 78% of which was for the transport of crude oil and 22% of which was for the transport of oil products.

Additionally, Repsol YPF committed the construction of three new ships in Argentina under five year time charter contracts, the first to be delivered during July 2008 and the remaining two to be delivered during the first half of 2009. These new ships will replace the ones currently employed for oil product logistics in Argentina by YPF S.A.

2.2.2.2	Marketing

Repsol YPF’s points of sale (service stations and gas pumps) as of December 31, 2007 were as follows:

Marketing operations	Controlled by Repsol YPF(1)	Flagged (2)	Total
Spain	2,723	845	3,568
Argentina(3)	196	1,535	1,731
Peru	122	108	230
Ecuador	49	71	120
Brazil	77	237	314
Portugal	260	180	440
Italy	45	66	111

Total	3,472	3,042	6,514

(1)	Owned by Repsol YPF or controlled by Repsol YPF under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.

(2)	The term “flagged” refers to service stations owned by third parties with which Repsol YPF has signed a reflagging contract that provides Repsol YPF with the rights (i) to become such service stations’ exclusive supplier and (ii) to brand the service station with its brand name. The average contract term is five years in Spain and eight years in Argentina.

(3)	Includes 50% of Refinor service stations.

The number of service stations at December 31, 2007 decreased to 6,514 service stations from 6,806 service stations at December 31, 2006 mainly as a result of the sale of the network in Chile, which consisted of 206 service stations.

Spain. Repsol YPF’s marketing strategy in Spain is to keep its market share in sales through service stations.

Repsol YPF’s strategy also includes increasing its margins through sales of products other than gas, increasing the loyalty of its customers and retaining the Campsa, Petronor and Repsol brand names, thereby differentiating its products in Spain by positioning each brand individually.

Repsol YPF sells gasoline to the public in Spain under the Repsol, Campsa y Petronor brand names with the following distribution at December 31, 2007:

Points of sale by brand	Points of sale
CAMPSA	1,293
Repsol	1,914
Petronor	335
No brand	26

Total	3,568

At December 31, 2007, Repsol YPF had “strong links” with 2,723 of its points of sale (of which 939 were operated by Repsol YPF in Spain), which represent 76% of its points of sale and reflect the high degree of connection within Repsol YPF’s point of sales network. The remaining 24% of Repsol YPF’s points of sale were flagged. Repsol YPF operates 26% of its total points of sale in Spain. The sales of its own chain account for 31.3% of the total sales of the service station chains.

Repsol YPF supplies oil products not only through its own sales network but also through other operators. Repsol YPF believes that its network of refineries in Spain positions it to be a competitive supplier of oil products to other operators.

The Spanish market for petroleum products is a mature market. In order to maintain its market share and profitability, Repsol YPF offers higher value-added products and services, the most important of which are the following: Gna efitec 98, Gasoleo de Automoción “e+10”, the Repsol Supercor Service Stations (which Repsol YPF operates jointly with El Corte Inglés, which is Spain’s largest department store), the Repsol YPF VISA card and Solred Card.

The Repsol Supercor service stations sell a wide variety of consumer goods in addition to gasoline. At December 31, 2007, 36 stations which are located principally in Madrid, Barcelona and Málaga are operated under this brand name.

On December 27, 2006, Repsol YPF sold its 50.1% stake in Autoclub Repsol to Mutua Madrileña for €17.7 million. As part of the purchase agreement, Repsol YPF acquired a 100% stake in Euro 24, a subsidiary that provides specialized assistance to professional transport services.

Repsol YPF believes that, as of December 31, 2007, its competitors in Spain with local refining capacity (Cepsa, Elf and B.P. Oil España) had links with approximately 25.3% of the points of sale in the Spanish market. Repsol YPF estimates that, as of December 31, 2007, approximately 3,332 service stations were owned or flagged by companies that do not own refineries in Spain, as compared to 3,171 at December 31, 2006 and 3,089 at December 31, 2005.

Royal Decree Law 6/2000 established a requirement to inform the Ministry of Economy of the current sale prices at the service station’s network and a prohibition on opening new points of sale for a period of five years for wholesale distributors with a market share greater than 30% (three years in the case of wholesale distributors with a market share between 15% and 30%). Repsol YPF’s service stations currently represent 38.6% of the total number of service stations in Spain. After the prohibition established by Royal Decree Law 6/2000 expired in June 2005, Repsol YPF continues to focus on improving the quality of its chain. The measures set forth in Royal Decree Law 6/2000 also facilitate the installation of new service stations in large commercial establishments.

Argentina. Repsol YPF’s presence in Argentina consists of 1,731 service stations, of which 1,692 are YPF-branded, and the remainder are Refinor-branded service stations co-owned by Repsol YPF and Refinor (through YPF’s 50% participation in Refinor). OPESSA (a 100% subsidiary of Repsol YPF) operates 167 service stations.

Repsol YPF estimates that, as of December 31, 2007, YPF’s points of sale accounted for 31.4% of the Argentine market. In Argentina, Shell, Petrobras and Esso are Repsol YPF’s main competitors and own approximately 15.6%, 12.7% and 10.5%, respectively, of the points of sale in Argentina.

Portugal. In 2004, the acquisition of Shell’s chain of service stations in Portugal, which consisted of 303 points of sale, of which 42 are company-owned and operated, increased Repsol YPF’s points of sale in Portugal. As of December 31, 2007, Repsol YPF had 440 points of sale in Portugal (260 owned, 180 flagged), 85 of which were directly operated through GESPOST, a wholly-owned subsidiary of Repsol Portugal. This represents approximately 21.3% of all points of sale in the market as at December 31, 2007 (the APETRO share does not include blank service stations or hypermarkets).

Brazil. Repsol YPF Brazil’s network as of December 31, 2007 consisted of 314 points of sale (including those swapped with Petrobras), 26 of which were directly operated by Operadora de Postos (a 100% subsidiary of Repsol YPF Brazil).

Peru. In June 2006, following the agreement with Mobil Oil Perú SRL to acquire its service stations network and Industry & Wholesales (I&W) business, Refinería La Pampilla S.A. (in which Repsol YPF holds a 51% stake and for which Repsol YPF operates its refinery) became the largest operator in the country, both in retail and direct sales, with a 31.4% market share as of December 2007, when the integration became effective. As of December 31, 2007, the service station network had 230 outlets.

Chile. On October 31, 2007, Repsol YPF agreed to sell its marketing activities in Chile to the Colombian company Organización Terpel for US$210 million, including the assumption of debt. The transaction was completed on December 27, 2007. Under the agreement, Repsol YPF sold its network of 206 service stations throughout Chile, as well as its Industrial Sales business, which included commercial and logistics infrastructure. Repsol YPF still maintains its Aviation, Lubricants and Specialties and LPG business units in Chile.

Other Petroleum Markets. Repsol YPF also sells petroleum products to the industrial, marine and aviation markets. Products sold in these markets include diesel fuel, kerosene, fuel oil, lubricants, asphalt, petroleum coke and other derivative products.

2.2.2.3	LPG

Sales of LPG during the last three years by region and type of product were as follows:

	2007	2006	2005
	(thousand tonnes)
Sales volume of LPG
Spain	1,684	1,680	1,921
Argentina(1)	751	795	314
Rest of Latin America	1,110	1,023	918
Bolivia	148	156	149
Chile	189	168	165
Peru	373	328	254
Ecuador	383	361	344
Others(2)	17	10	6
Rest of the World	248	227	189

Total	3,793	3,725	3,342

Sales volume of LPG
Bottled	2,026	2,039	2,110
Bulk, pipeline and others(3)	1,767	1,686	1,232

Total	3,793	3,725	3,342

(1)	The 2005 sales pertain to retail sales. Since 2006, wholesale sales in Argentina have been reported under LPG. Retail sales in 2007 reached 363 thousand tonnes.

(2)	Brazil.

(3)	Includes sales to the autogas market, petrochemical, LPG operators and others.

Spain. Repsol YPF’s LPG distribution activities are conducted by Repsol Butano, which has been distributing LPG to Spanish households and industrial users for 50 years and is currently the largest wholesaler and retailer of LPG in Spain, with a market share of 79% as of December 31, 2007.

Repsol Butano supplies bottled LPG to more than 10 million customers in Spain covering the entire Spanish market, except for the Canary Islands. While the vast majority of its sales of bottled LPG are to the household market, it also sells LPG in bulk form to industrial, commercial and household customers for use as a fuel.

Bottled LPG is used almost exclusively as a household fuel for cooking, water heaters and, in some cases, heating. Bulk LPG sales remained stable and pipeline sales increased 11% compared to 2006. Bottled LPG accounted for 57.7% of Repsol Butano’s total sales volume in 2007.

Approximately 34.3% of Repsol Butano’s sales in 2007 consisted of bulk LPG. Bulk LPG is used as fuel in the agricultural, industrial and household markets and for transportation. Repsol Butano sells most bulk LPG directly to end users. Bulk LPG is used as an industrial fuel for industrial ovens and heating in the farming industry. Bulk LPG is used in the household market, particularly in multiple unit dwellings, for the same uses as bottled LPG. Most bulk LPG is delivered by tanker trucks. Repsol Butano, however, distributes LPG via pipelines connected to industrial and household users and believes that such distribution may be an important intermediate step between the bottled LPG market and the natural gas market in the future.

Repsol Butano sold 1.68 million tonnes of LPG in 2007, as compared to 1.68 million tonnes in 2006 and 1.92 million tonnes in 2005. In 2007, approximately 48.6% of Repsol Butano’s supply of raw material was obtained from Spanish refineries, of which 29.5% came from refineries affiliated to Repsol YPF and the remaining 19.1% from Cepsa and BP, and the remainder was purchased from sources located in the North Sea, Saudi Arabia and Algeria.

LPG bottling takes place at Repsol Butano’s 15 plants located throughout Spain. After LPG is bottled at a plant, it is delivered to Repsol Butano’s network of 617 bottled gas distribution agents. The distribution agents deliver LPG to retail customers at home. Repsol Butano has approximately 32 million bottles for storage and delivery of LPG in circulation.

As a result of the sales decline compared to 2005, Repsol Butano is adjusting the number of plants on the market to optimize the network. Repsol YPF expects to have 16 plants in operation by the end of 2008, 13 plants which supply bottled, bulk and pipelined LPG and 3 plants which supply LPG to bulk and pipelined clients exclusively.

Argentina

Repsol YPF operates in the Argentine LPG wholesale market through YPF, S.A. (mainly wholesale) and in the Argentine retail market through Repsol YPF Gas, S.A. (retail sales). Repsol YPF’s share of the retail market in late 2007 reached 34.8%.

In the retail segment, Repsol YPF holds a 85% interest in Repsol YPF Gas S.A. through Repsol Butano. S.A. Pluspetrol holds the remaining 15%. Repsol YPF markets 48.3% of its total LPG sales to packaged, bulk and piping network end users, making the rest of the sales on the wholesale market to other distributors of bottled or bulk LPG and the foreign market. LPG sales can be broken down by market as follows:

Sales Capacity
(thousand tonnes)
Domestic market
Retail	363
Wholesale	151
Others	18
Foreign market/exports
Exports	219

Total Sales	751

The LPG division buys LPG from natural gas processing plants and, from its refineries and petrochemical plants, it also buys LPG from third parties.

Portugal

Repsol YPF has been present in the Portuguese LPG market since 1993 and at the beginning supplied the market from Repsol Butano plants in Spain.

On December 9, 2004, Repsol YPF reached an agreement with Shell Petroleum Company for the acquisition of Shell Gas (LPG) S.A. in Portugal. The acquisition became effective in April 2005 following its approval by the relevant antitrust authorities.

Sales in 2007 in Portugal reached 194 thousand tonnes, an increase from sales of 172 thousand tonnes in 2006, due largely to increased sales on the wholesale market of 24 thousand tonnes.

Other Markets

In Bolivia, Chile, Peru, Ecuador and Brazil, we generated consolidated sales of 1,110 thousand tonnes in 2007.

In December 2007, Repsol YPF sold its 30% stake in Limagas (a LPF distributor in Peru) to Modlinco S.A. which owned the remaining 70%.

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

In the other two markets where Repsol YPF markets LPG, France and Morocco, we generated consolidated sales of 54 thousand tonnes in 2007.

2.2.3	Chemicals

In 2007, the Chemicals business generated 4% of Repsol YPF’s consolidated operating income, as compared to a 6% contribution to consolidated operating income in 2006.

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

Additionally, Repsol YPF also produces rubber, styrene derivatives, PMMA (polymethyl methacrylate), fine chemicals and urea/ammonia.

The following table shows the production capacity for the main products of basic and derivative petrochemicals at December 31, 2007.

	Europe	Latin America
	(thousand tonnes)
Production capacity
Basic petrochemicals
Ethylene	1,320	—
Propylene	867	175
Butadiene	202	—
Benzene	275	—
Derivative petrochemicals
Polyolefins
Polyethylene(1)	875	—
Polypropylene	520	—
Intermediate Products
Propylene oxide, Polyols, Glycols and Styrene Monomer	1,189	—
Acrylonitrile/MMA	166	—
Rubber	54	52
Others(2)	81	—
Industrial Products
BTX (Benzene, Toluene, Mixed Xylenes)	—	244
Ortho/Paraxylene	—	63
Ammonia/Urea	—	933
Methanol	—	411
Others(3)	—	289

(1)	Includes EVA (ethylene vinyl acetate) and EBA (ethylene butyl acrylate) copolymers.

(2)	Includes styrene derivatives, PMMA (polymethyl methacrylate) and fine chemicals.

(3)	Includes oxo-alcohols, maleic anhydride, solvents, cyclohexane, LAB (lineal alkyl benzene), linear alkyl benzene sulphonate and PIB (polyisobutylene).

The table below presents Repsol YPF’s sales volume in 2007, 2006 and 2005 of petrochemical products:

	2007	2006	2005
	(thousand tonnes)
Petrochemical sales by type of product
Basic petrochemicals	968	936	979
Derivative petrochemicals	3,958	3,842	3,665

Total	4,926	4,778	4,644

Petrochemical sales by region
Spain	1,532	1,560	1,481
ABB	1,359	1,067	1,102
Rest of the World	2,035	2,151	2,061

Total	4,926	4,778	4,644

2.2.3.1	Basic Petrochemicals

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

Repsol YPF’s sales of basic petrochemicals products in 2007 were 968 thousand tonnes, of which 265 thousand tonnes were sold in Spain, 195 thousand tonnes were sold in Argentina, Bolivia and Brazil and 507 thousand tonnes were sold in other markets.

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

Derivative petrochemical products sales in 2007 were 3,958 thousand tonnes, of which 1,267 thousand tonnes were sold in Spain, 1,163 thousand tonnes in ABB and 1,528 thousand tonnes in other markets.

Investments in 2007 in Basic as well as Derivative Petrochemicals have been principally directed to promote Repsol YPF’s growth strategy and include a benzene production unit at Tarragona that came onstream during the fourth quarter of 2007, as well as the revamping of the cracker unit also at Tarragona. In addition, investments have been made to improve our existing units and achieve greater efficiency and cost reductions, as well as improving product quality and safety and environmental standards.

In the fourth quarter of 2007, Repsol YPF entered into a sale/purchase agreement with the Bronderslev affiliate in Denmark and the Polivar affiliate in Italy to divest Repsol YPF’s PMMA (polymethyl methacrylate) business. The divestment became effective in March 2008.

2.2.4	Gas and Electricity

Gas and Electricity activities contributed 8.9% of Repsol YPF’s operating income in 2007 and 7.9% in 2006.

Repsol YPF is involved, directly or through its affiliates, in the natural gas and electricity sectors. In the natural gas sector, Repsol YPF is engaged in the supply, storage, transportation, distribution and marketing of natural gas in Spain, the distribution and marketing of natural gas in Italy, Argentina and Mexico and the distribution of natural gas in Brazil and Colombia. In the electricity sector, Repsol YPF is engaged in power generation in Spain, Puerto Rico, Mexico and Argentina and marketing in Spain.

The downstream business of Gas and Electricity (including electricity generation and natural gas distribution) is integrated under Gas Natural whereas the upstream business of Gas and Electricity is operated through Repsol YPF.

Prior to May 2002, Repsol YPF had a 47.04% stake in Gas Natural SDG and consolidated this interest using the full consolidation method. In May 2002, Repsol YPF sold 23% of Gas Natural. Since the date of that sale, Repsol YPF has consolidated its remaining interest in Gas Natural SDG by the proportional integration method. See “—Natural Gas—Spain.”

In connection with the sale of 23% of Gas Natural SDG, on May 26, 2002, Repsol YPF and Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) amended their Agreement, dated January 11, 2000, with respect to Gas Natural SDG through the execution of a Novation Agreement, further amended through the execution of two Addenda to the Novation Agreement, dated December 16, 2002 and June 20, 2003. See Section 8. “Additional Information—Material Contracts” for a discussion of the most significant aspects of these agreements with La Caixa. In March 2004, Repsol YPF increased its holding in Gas Natural SDG to 30.85%.

Since the 2002 sale, Repsol YPF and Gas Natural SDG have been cooperating to coordinate the “midstream” business through the creation of separate legal entities for those activities that require a separate corporate entity (e.g., integrated projects) or through specific collaboration agreements where mutual assistance and cooperation in carrying out midstream activities can give rise to synergies and other benefits for both parties.

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

In the area of transportation, trading and wholesale marketing (midstream), the agreement contemplates both companies creating a joint venture aimed at the wholesale marketing and transportation of LNG. Both Repsol YPF and Gas Natural SDG will hold 50% stakes in this joint venture. The chairman of the joint venture will be elected on a rotational basis, and Gas Natural SDG will nominate the chief executive officer.

Pursuant to the agreement, Gas Natural SDG and Repsol YPF will also develop in a coordinated manner diverse regasification plant projects where Gas Natural SDG will be the operator and the regasification rights will be allocated to the new joint venture. See “—Operations—Exploration and Production.”

The initial term of this collaboration agreement is 10 years.

2.2.4.1	Natural Gas

The table below shows Repsol YPF’s natural gas sales volumes by region in the last three years.

	2007	2006	2005
	(billions of cubic meters)
Natural gas sales by region(1)
Spain	22.15	23.11	23.36
America	9.92	9.19	8.59
Rest of the World	4.34	3.90	4.16

Total	36.41	36.20	36.11

(1)	Table includes 100% of sales volumes reported by Gas Natural, although Repsol YPF owned 30.85% of Gas Natural at December 31, 2007, 2006 and 2005 and accounts for it using the proportional integration method under IFRS because, since January 1, 2002, Gas Natural reports 100% of the natural gas sales volumes of each of its consolidated subsidiaries, regardless of Gas Natural’s stake in such subsidiaries.

Argentina

Repsol YPF participates in the distribution of natural gas in Buenos Aires through Metrogas (a subsidiary of YPF) and Gas Natural BAN (a subsidiary of Gas Natural), which are two of the largest natural gas distributors in Argentina. Metrogas is accounted for under the equity method.

Gas Natural through Gas Natural BAN, one of the main natural gas distributors in Argentina, distributes natural gas in northern Buenos Aires. In 2007, Gas Natural BAN sold approximately 3.05 billion cubic meters of natural gas to 1.4 million customers in Buenos Aires.

Repsol YPF currently holds through its subsidiary YPF Inversora Energética, S.A. a 45.3% stake in Gas Argentino (“GASA”), which in turn holds a 70% stake in Metrogas, which is a natural gas distributor in southern Buenos Aires and one of the main distributors in Argentina. During 2007, Metrogas distributed approximately 8.67 billion cubic meters of natural gas to 2 million customers.

The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. Thus the decision was made on March 25, 2002 to suspend payment of principal and interest on its entire financial debt. From then on, Metrogas’ management has focused on an efficient and rational use of its cash flow in order to be able to comply with all of the legal requirements agreed with the Argentine government with respect to its services. After negotiating a restructuring of the outstanding debt with its creditors, GASA reached and executed on December 7, 2005 an agreement (the Master Restructuring Agreement or MRA) with its creditors, by which they would exchange debt for equity in GASA and/or Metrogas. After this exchange, YPF Inversora Energética was going to hold a 31.7% stake in GASA. The agreement was presented to the Argentine entities CNDC and ENARGAS and was subject to their approval as condition precedent to the closing of the MRA. The MRA included a creditors’ option to terminate the agreement if, by December 7, 2006, the closing of the debt restructuring had not occurred. The MRA obtained the ENARGAS approval but the CNDC approval was pending. On May 15, 2008, the Marathon Funds communicated to YPF Inversora Energética that they were terminating the MRA and therefore, debt, including both its principal and interest, remains outstanding and GASA must start a new restructuring process with its creditors.

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

During the last several years the Argentine authorities have adopted a number of measures restricting exports of gas from Argentina, including issuing injection orders pursuant to Resolutions No. 659 and 752 (which require exporters to inject natural gas into the Argentine domestic market), issuing express instructions to suspend exports, suspending processing of natural gas and adopting restrictions on natural gas exports imposed through transportation companies and/or Emergency Committees created to address crisis situations. These restrictions were imposed on all Argentine exporting producers, affecting natural gas exports from every producing basin. Exporting producers, such as YPF, have no choice but to comply with the Argentine government’s directions to curtail exports in order to supply gas to the domestic market, whether such directions are issued pursuant to resolutions or otherwise. The above-mentioned Resolutions provide penalties for non-compliance. The volumes of natural gas required to be provided to the domestic market under the different mechanisms established the Argentine government have continued to increase substantially since 2004.

Such export restriction on natural gas and similar export restrictions on crude oil from Argentina imposed on YPF could materially and adversely affect Repsol YPF’s business and operational results. For example, because of the Argentine government’s actions, YPF could not meet its natural gas export commitments and was forced to declare force majeure under its natural gas export sales agreements. YPF invoked force majeure under its natural gas export sales agreements due to the various kinds of restrictions imposed by the government. Repsol YPF believes that these actions from the government constitute force majeure events that relieve YPF from any liability for the failure to comply with its contractual obligations. While YPF has reached several agreements with its export customers to address the situation resulting from the government’s actions, several export customers rejected the force majeure invoked by YPF (see Section 1. “Key Information about Repsol YPF—Risk Factors—Repsol YPF has extensive operations in Argentina,” “—Gas and Electricity—Natural Gas,” “—Regulation of the Petroleum Industry—Argentina—Market Regulation” and Section 6. “Financial Information—Legal Proceedings”).

Brazil

In Brazil, Gas Natural distributes natural gas in the metropolitan area and throughout the state of Rio de Janeiro and in the state of São Paulo. In 2007, it sold approximately 3.98 billion cubic meters of natural gas to approximately 800,000 customers.

Colombia

Through Gas Natural ESP, Gas Natural distributes natural gas in the capital of Colombia, Santa Fe de Bogotá, in the eastern region of Colombia and in the Cundi-Boyacensean area, which is located northeast of Bogotá. In 2007, Gas Natural sold in Colombia approximately 1.35 billion cubic meters of natural gas to 1.8 million customers.

Mexico

Gas Natural México distributes natural gas in Monterrey in the cities of Toluca, Nuevo Laredo and Saltillo in the state of Guanajuato, in the El Bajío Norte region, which includes the states of Aguascalientes, Zacatecas and San Luis de Potosí and in Mexico City. In 2007, Gas Natural México sold approximately 1.55 billion cubic meters of natural gas to 1.1 million customers.

Spain

Gas Natural, in which Repsol YPF has a 30.85% interest, is Spain’s largest natural gas distributor in terms of revenues and volume. See “—Operations—Gas and Electricity.” Gas Natural’s main activity is the distribution of natural gas to the residential and commercial sector as well as the industrial and electricity sectors. It supplies natural gas to Madrid and Barcelona and, through its holdings in 11 regional distributors, to nearly all of Spain. Repsol YPF estimates that Gas Natural has an approximate market share of 51% of the Spanish market as of December 31, 2007.

Enagas owns most of the gas transportation and storage infrastructure in Spain. As of December 31, 2007 and 2006, Gas Natural’s interest in Enagas was 5%.

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

In 2007, Gas Natural sold approximately 22.15 billion cubic meters of natural gas to 5.7 million customers in Spain, as compared to 23.11 billion cubic meters to 5.4 million customers in 2006 and 23.36 billion cubic meters to 5.1 million customers in 2005.

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

Puerto Rico

Gas Natural owns 47.5% of EcoEléctrica and 50% of the voting rights in this company, exclusive natural gas supply rights to the Eco Eléctrica plant as well as a fuels operating and management agreement. This plant has a 540 MW combined-cycle generation plant and a regasification plant with a regasification capacity of 115,000 cubic meters per hour and a storage capacity of 160,000 cubic meters.

Italy

In 2007, Gas Natural sold approximately 0.28 billion cubic meters of natural gas to approximately 400,000 customers in Italy.

2.2.4.2	Electricity

Spain

Repsol YPF has a total installed capacity in cogeneration plants of 595 MW:

•	Repsol YPF has co-generation facilities in Tarragona, La Coruña and Gajano (Santander), with a total capacity of 175 MW.

•	A co-generation facility, with 90 MW of capacity, at the petrochemical facilities in Tarragona.

•	330 MW at the refineries and petrochemical centers of Repsol YPF in Spain.

Repsol YPF also participates in three combined cycle power stations with an aggregate installed capacity of 4,400 MW:

•

Bahía de Bizkaia Electricidad, S.L. (BBE), where Repsol YPF has a 25% stake, is an 800 MW combined cycle plant (CCGT) in the port of Bilbao. Adjacent to this power plant is a regasification facility, Bahía de Bizkaia Gas, S.L. (BBG), in which Repsol YPF has a 25% interest.

•

Through its interest in Gas Natural, San Roque and Sant Adriá del Besós, Repsol YPF participates in two 400 MW combined cycle plants (CCGT), located in Cádiz and Barcelona. Similarly through Gas Natural, in 2005 an 800 MW CCGT in La Rioja and a 1,200 MW CCGT in Cartagena commenced operations. In 2007 in Tarragona an 800 MW CCGT commenced operations, and in Malaga a 400 MW CCGT is under construction.

In April 2005, Gas Natural acquired DERSA, which is a company that also holds participations in wind farms in Spain with total installed capacity of 470 MW (net capacity of 228 MW attributable to Gas Natural) and 1,228 MW in new projects (net capacity of 1,020 MW attributable to Gas Natural).

At December 31, 2007, Gas Natural had net wind power capacity of 363 MW and net cogeneration capacity of 17 MW.

Mexico

In 2007, Gas Natural acquired five combined cycle plants and a gas pipeline from EDF and Mitsubishi in Mexico. The five plants have an aggregate installed capacity of 2,233 MW and the gas pipeline is 54 kilometers long. The assets are valued at US$1,448 million.

Argentina

Repsol YPF participates in three power stations with an aggregate installed capacity of 1,622 MW:

•	A 45% stake in Central Térmica Tucumán (410 MW combined cycle),

•	A 45% stake in Central Térmica San Miguel de Tucumán (370 MW combined cycle), and

•	A 40% stake in Central Dock Sud (775 MW combined cycle and 67 MW gas turbines).

In addition, Repsol YPF operates assets that are part of Filo Morado, which has an installed capacity of 63 MW.

In 2007, these plants generated approximately 10,220 GWh in the aggregate.

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

Under the EMS, the operating units must obtain an ISO 14001 Certification for their environmental management systems. At December 31, 2007, 9 refineries, 10 chemical plants, 16 Exploration and Production operations, geophysical operations in Argentina, 18 logistic terminals, 21 airplane refueling facilities, 16 lubricants and specialties factories and their corresponding distribution system, 28 marine supply facilities, 36 service stations, 25 LPG factories, one underground gas storage facilities and two technology centers covering almost all major industrial sites of Repsol YPF, were ISO 14001 certified.

Each of Repsol YPF’s operating units conduct significant programs to ensure that their operations are carried out in an environmentally acceptable manner. In 2007, 2006 and 2005, Repsol YPF´s investments in environmental matters were €169 million, €157.2 million and €126.8 million, respectively, on environmental programs that included improving effluent treatment equipment, energy saving and efficiency, reducing air emissions of pollutants from processing units and preventing the contamination of soils and underground water. In addition, Repsol YPF invested €43 million in 2007 to improve and build new units in its refineries in order to comply with fuel specifications. Because many environmental costs are strongly related to general operating costs at our facilities, some of Repsol YPF’s environmental cost estimates are developed using the American Petroleum Institute guidelines with adjustments made to account for the characteristics and technical criteria of Repsol YPF.

Some of the most relevant issues that could affect Repsol YPF’s operations and investments in the future relate to climate change, renewable energy, the amendment of European Directive 96/61/CE on Integrated Pollution Prevention and Control (IPPC Directive), Law 26/2007 on environmental liability and the future regulations that will implement Law 26/2007, regulations relating to the environmental quality of products, Law 34/2007 on air quality, recently approved in Spain, and Argentine Law 26093 on biofuels and Resolution SE 785/2005 on aerial storage tanks for hydrocarbons (Law 26093 of May 15, 2006 and Resolution SE 758/2005 of June 23, 2005).

In the area of climate change, the highlight for 2008 was the publication of National Assignment Plans (NAPs) for the 2008-2012 period, for which approval by the European Commission is pending. In addition, the final assignments for the 2008-2012 period for Repsol YPF facilities included in the European emission trading system under Directive 87/2003 were approved, in the case of the Spanish NAP, by Royal Decree 1030/2007, and in the case of the Portuguese NAP, by Order 2836/2008.

Furthermore, in January 2008, the European Commission presented a plan for Climate Change and Renewable Energy in which three main objectives were established for 2020: (i) the reduction of CO2 emissions by 20% from 1990 levels; (ii) the achievement of a renewable energy production share of 20%, with a minimum of 10% in biofuels for transportation fuels; and (iii) the improvement of 20% in energy efficiency. The plan includes the revision of certain directives and the proposal of new directives, such as:

•

The revision of the European Emissions Trading Directive which modifies the scope and effect of the system beginning in 2013. The most significant aspects of the revision are the establishment of a single European assignment plan for the 2013-2020 period, with a 21% reduction in allocations in 2020 compared to 2005, the inclusion of the petrochemical industry and the progressive replacement of assignment at no cost with rights auctions, until achieving 100% allocation of rights by auction in 2020.

•

The proposed Directive on CO2 Capture and Storage (CCS), which contemplates the incorporation of the projects under the revision of the European Emissions Trading Directive into the emission trading system.

•

The proposed Directive on the development of renewable energy, which establishes the requirements for 2010 relating to, among others, the percentage of biofuels in total fuel consumption, their quality, the reduction of GEI greenhouse gases, and sustainability assessments and the monitoring of such procedures.

The obligations of European Union Regulation 166/2006, which modified the IPPC Directive were expanded in Spain with Royal Decree 508/2007. The aforementioned regulations establish new requirements for reporting air, water and soil contamination and transferred residues, which will be applicable to 2007 reporting by means of the Pollutant Release and Transfer Register, which replaces the Europe Pollutant Emission Register.

Similarly, at the end of 2007, the European Commission presented a proposal to revise the IPPC Directive by expanding its scope to other polluting activities, such as midsize combustion facilities, redefining the Best Available Technologies concept and setting stricter emission limits, particularly for large combustion plants.

In Spain, Law 26/2007 was approved in October 2007, implementing Directive 35/2004 on environmental liability. At present, the regulations for implementing the provisions of Chapter IV of the law on financial guarantees and the establishment of a calculation method for determining the damage are being drafted.

Also in Spain, Law 34/2007 on air quality was approved in November 2007, establishing more restrictive limits on atmospheric emissions.

In respect of regulations on the environmental quality of fuels, efforts to achieve Spain’s compliance with Royal Decree 61/2006 are ongoing. Royal Decree 61/2006 updates the fuel specifications with reference to sulfur content and regulates the use of biofuels. In Argentina, the Energy Department’s Resolution 1283/06, establishing new specifications, is expected to enter into force between 2008 and 2016.

Furthermore, in 2006, Argentina approved Law 26093, which contemplates the incorporation of biofuels into gasolines and diesel fuel. This regulation becomes obligatory in the fourth year after it enters into force and presupposes investments essentially directed at obtaining biofuels, their incorporation into petroleum derivatives and their logistical distribution. Since mid-2007, Repsol YPF has been marketing the so-called “gasoilbio” (a mixture of diesel and biofuels) at a growing number of service stations. The proportion of biofuels, which is currently 1%, will continue to increase in order for Repsol YPF to comply with the 5% requirement of the total amount of finished products established by the law.

Also in Argentina, in late 2006, the terms of Resolution SE 785/2005 entered into force with respect to the monitoring of aerial storage tanks for hydrocarbons. The law makes it obligatory to conduct various audits to verify the airtightness of such tanks and the possible contamination produced by them through leakage. It also establishes the obligations for repairing them and remediating the sites that may have been contaminated.

United States. Laws and regulations relating to health and environmental quality in the United States affect nearly all of YPF Holdings’ (a subsidiary of YPF) operations in the United States.

Diamond Shamrock Chemical Company (“Chemicals”), owned by Occidental Petroleum Corporation (“Occidental”), has certain environmental remediation obligations. Occidental acquired the chemical business in 1986 from Diamond Shamrock Corporation (later named Maxus Energy Corporation, or “Maxus”), which acquisition included certain indemnification clauses relating to Maxus. Maxus was subsequently acquired by YPF in 1995 before it was acquired by Repsol YPF. Tierra Solutions Inc. (“Tierra”), an affiliate of the American company YPF Holdings, has assumed Maxus’ environmental obligations.

See Section 6. “Financial Information—Legal Proceedings” for a discussion relating to certain legal proceedings and regulatory developments in respect of certain plant sites and third party sites.

The environmental policy of Tierra Solutions Inc. (“Tierra”) has been created in light of the alleged obligations of Maxus. Notwithstanding the above, at the present time, with respect to the present operations of the affiliates of YPF Holdings, no violations of or conflicts with applicable environmental legislation in the United States have been detected.

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

Spain currently has legislation to liberalize the oil industry, the most recent manifestation of which is Hydrocarbons Sector Law 34/1998, of October 7, 1998, which has been supplemented by other provisions and implemented through numerous royal decrees and ministerial orders and amended by Law 12/2007 of July 7, 2007.

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

Regarding the “dominant operator”, the Law, so far, has not established limitations in connection with the petroleum industry. To date, to be defined as a “dominant operator” only implies certain limitation or additional liabilities in the electricity sector.

Pursuant to Law 55/1999 (amended by Law 62/2003), the acquisition by public entities, or by entities of any kind controlled by public entities or in which public entities hold a majority stake, of ownership stakes in energy companies of at least 3% of the capital stock, must be notified to the Government. The Council of Ministers has two months from such notification to authorize, deny or set conditions on the exercise of political rights (the so-called energy “golden share”). With respect to this provision, the ruling of the Court of Justice of the European Communities of February 14, 2008 determined that Spain had not fulfilled the obligations incumbent upon it pursuant to article 56 CE, because it has retained measures such as the “golden energy share,” which limit the voting rights of shares held by public entities in Spanish companies operating in the energy industry.

Since February 2006, the “golden share” established by Law 5/1995 has not been applicable to Repsol YPF.

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

Petroleum derivative prices have been liberalized, with the exception of LPG, which is subject, in most cases, to price caps. To the extent that the competitive conditions of the bottled and pipelined LPG distribution market are deemed inadequate, the Spanish government may establish maximum prices for sales to the public through a formula determined by a regulation. It is not expected that deregulation of LPG prices will occur so long as Repsol Butano continues to have a significant market share. Prices of bulk LPG and LPG sold in bottles that are less than eight kilograms or more than 20 kilograms have been liberalized.

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

Law 12/2007 of July 2, 2007 amended Law 34/1998 on the hydrocarbon sector, incorporating into Spanish law European Parliament Directive 2003/55, which established new common regulations in order to complete the interior natural gas market. The law incorporates measures for achieving a completely liberalized market which will be the basis for greater competition, price reduction and improvement in the quality of service to the end-user.

The activities of different individuals involved in the gas system are redefined, establishing a legal and operational separation between the so-called “network activities” (transportation, distribution, regasification or storage), on the one hand, and production and supply activities, on the other. In addition, the law eliminates possible competition between distributors and marketers in the supply sector by eliminating the rate system and creating a last-resort rate which may be used by certain consumers on the basis of the condition and evolution of the market.

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

Natural gas may be purchased by: a) carriers for sale to other carriers or distributors; b) qualified consumers; c) commercializers for sale to qualified consumers or other commercializers; and d) the system’s technical manager to carry out its responsibilities.

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

Since January 1, 2003, all consumers, regardless of their level of consumption, are qualified consumers and may choose between buying natural gas from distributors in the regulated market or from commercializers in the liberalized market. Law 12/2007 introduced a last resort tariff applicable from January 1, 2008 to consumers connected to gas pipelines with pressure of four or less bars.

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

The system’s technical manager is the carrier that owns most of the basic natural gas network facilities. The technical manager is responsible for the technical management of the basic network and the secondary carrier network and guarantees the continuity and safety of the supply and appropriate coordination among access points, storage facilities, transportation and distribution. Enagas, S.A. performs the role of technical manager of the system. Pursuant to Law 62/2003, no entity may own, directly or indirectly, more than 5% of the capital stock of Enagas, S.A. The voting rights held in excess of the 5% cap will be suspended.

As of January 1, 2003, no company or group of companies acting in the natural gas sector can collectively provide natural gas for consumption in Spain in an amount in excess of 70% of domestic consumption. The Spanish government is authorized to modify that percentage based on changes in the sector and the sector’s business structure.

2.5.1.3	Supply Guaranty

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

The law has been further developed in 2004 through Royal Decree 1,716/2004, amended by Royal Decree 1,766/2007 of December 28, 2007.

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

The Service for the Defence of Competition made an unfavorable assessment of the above mentioned issues, bringing an administrative proceeding before the Tribunal for the Defence of Competition, which ruled against Repsol YPF on the first issue, i.e., the agent/reseller controversy, but acquitted Repsol YPF of the other charge, i.e., the use of surface and usufruct rights as a means to avoid the time limit of five years. The Tribunal did not consider those contracts unlawful under competition rules. Due to the infringement arising from the first issue, a fine of €3 million was imposed. Repsol YPF has appealed and a ruling on the appeal is still pending.

The Tribunal for the Defence of Competition ruled against Repsol Butano S.A., Repsol YPF’s subsidiary that sells bottled LPG, imposing a €1.5 million fine, as it considered illegal some restrictions imposed by Repsol Butano on its distributors, such as after-contract non-competition clauses and prohibitions on the use of spare parts provided by other companies. Although this ruling has been appealed, Repsol Butano decided to modify its contracts to reflect the Tribunal for the Defence of Competition’s decision. The Service for the Defence of Competition issued a report supporting the granting of an individual authorization to this modified contract. Throughout this process, Repsol YPF continued to substitute new contracts for the old ones, which process was completed in 2003. Despite the favorable opinion by the Service, the Tribunal for the Defence of Competition has denied authorization to new contracts due to their exclusivity. Consequently, Repsol Butano, S.A. has made a petition to the Court of Justice seeking amendment of the decision, maintaining in the meantime the existing relations with the agents until such time that it obtains the corresponding judicial pronouncement.

2.5.2	Argentina

2.5.2.1	Overview

The Argentine oil and gas industry is currently subject to certain policies and regulations that have resulted in domestic prices that are substantially lower than prevailing international market prices, export restrictions, domestic supply requirements that oblige YPF from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand, and increasingly heavy export duties on the volumes of hydrocarbons allowed to be exported. These governmental pricing limitations, export controls and tax policies have been implemented in an effort to satisfy increasing domestic market demand at prices below international market prices.

The Argentine oil and gas industry is regulated by Law No. 17,319, referred to as the “Hydrocarbons Law,” which was adopted in 1967 and amended by Law No. 26,197 in 2007, which established the general legal framework for the exploration and production of oil and gas, and Law No. 24,076, referred to as the “Natural Gas Law”, enacted in 1992, established the basis for deregulation of natural gas transportation and distribution industries.

The executive branch of the Argentine government issues the regulations to complement these laws. The regulatory framework of the Hydrocarbons Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor, would lead the oil and gas industry and operate under a different framework than private companies. In 1992, Law No. 24,145, referred to as the “Privatization Law,” privatized YPF and provided for transfer of hydrocarbon reservoirs from the Argentine government to the provinces, subject to the existing rights of the holders of exploration permits and production concessions.

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company, Energía Argentina S.A., referred to as “ENARSA.” The corporate purpose of ENARSA is the exploration and exploitation of solid, liquid and gaseous hydrocarbons, the transport, storage, distribution, commercialization and industrialization of these products, as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted to ENARSA all exploration concessions in respect of offshore areas located beyond 12 nautical miles from the coast line up to the outer boundary of the continental shelf that were vacant at the time of the effectiveness of this law (i.e., November 3, 2004).

In addition, in October 2006, Law No. 26,154 created a regime of tax incentives aimed at encouraging hydrocarbon exploration and which apply to new exploration permits awarded in respect of the offshore areas granted to ENARSA and those over which no rights have been granted to third parties under the Hydrocarbons Law, provided that the provinces in which the hydrocarbon reservoirs are located adhere to this regime. Association with ENARSA is a precondition to qualifying for the benefits provided by the regime created by Law No. 26,154. Ownership of hydrocarbons reserves was transferred to the provinces through the enactment of the following legal provisions that effectively amended the Hydrocarbons Law:

•

In 1992, the Privatization Law approved the transfer of the ownership of hydrocarbons reserves to the provinces where they are located. However, this law provided that the transfer was conditioned on the enactment of a law amending the Hydrocarbons Law to contemplate the privatization of Yacimientos Petrolíferos Fiscales Sociedad del Estado.

•	In October 1994, the Argentine National Constitution was amended and pursuant to Article 124 thereof, provinces were granted the primary control of natural resources within their territories.

•

In August 2003, Executive Decree No. 546/03 transferred to the provinces the right to grant exploration permits, hydrocarbons exploitation and transportation concessions in certain locations designated as “transfer areas,” as well as in other areas designated by the competent provincial authorities.

•

In January 2007, Law No. 26,197 acknowledged the provinces’ ownership of the hydrocarbon reservoirs in accordance with Article 124 of the National Constitution (including reservoirs to which concessions were granted prior to 1994) and granted provinces the right to administer such reservoirs. It also provides that the hydrocarbon reservoirs located beyond 12 nautical miles from the coast to the outer limit of the continental shelf shall remain within the ownership of the federal government. Even though Law No. 26,197 established that the provinces will be responsible for administering the hydrocarbon fields, the Argentine Congress retained its power to issue rules and regulations regarding the oil and gas legal framework. Additionally, the Argentine government retained the power to determine the national energy policy.

Finally, Law No. 25,561 (the “Public Emergency Law”) represented a profound change to the economic model by abrogating Law No. 23,928 (the “Convertibility Law”), which had been in effect since 1991 and had pegged the peso to the dollar on a one-to-one basis. In addition, the Public Emergency Law granted the executive branch of the Argentine government authority to enact all necessary regulations in order to overcome the economic crisis in which Argentina was then immersed. After the enactment of the Public Emergency Law, several other laws and regulations have been enacted.

2.5.2.2	Exploration and Production

The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the executive branch of the Argentine government to establish a national policy for development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

The Privatization Law granted YPF 24 exploration permits covering approximately 132,735 km2 and 50 production concessions covering approximately 32,560 km2. The Hydrocarbons Law limits the number of concessions that may be held by any one entity to five concessions and also limits the total area of exploration permits that may be granted to a single entity. As a result, YPF’s ability to acquire 100% of new exploration permits and/or production concessions has been hindered, although this interpretation has not been impeded YPF’s ability to acquire any permits or concessions where an interest is also granted to other parties.

Under the Hydrocarbons Law, the federal and/or competent provincial authorities may grant exploration permits after submission of competitive bids. Permits granted to third parties in connection with the deregulation and demonopolization process were granted in accordance with procedures specified in Executive Decrees No. 1055/89, 1212/89 and 1589/89 (the “Oil Deregulation Decrees”), and permits covering areas in which YPF was operating at the date of the Privatization Law and that were granted to YPF by such law. If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder has the right to obtain an exclusive concession for the production and development of this oil and gas. The Hydrocarbons Law provides that oil and gas production concessions shall remain in effect for 25 years as from the date of the award of the production concession, in addition to any remaining exploration term at the date of such award. The Hydrocarbons Law further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. Under Law Nº 26,197, the authority to extend the terms of current and new permits and concessions has been vested in the governments of the provinces in which the relevant block is located (and the Argentine government in respect of offshore blocks beyond 12 nautical miles).

A production concession also confers on the holder the right to conduct all activities necessary or appropriate for the production of oil and gas, provided that such activities do not interfere with the activities of other holders of exploration permits and production concessions. A production concession entitles the holder to obtain a transportation concession for the oil and gas produced. See “—Transportation of Liquid Hydrocarbons” below.

When a production concession expires or terminates, all oil and gas wells, operating and maintenance equipment and facilities automatically revert to the province where the reservoir is located or to the Argentine government in the case of reservoirs under federal jurisdiction (i.e., located on the continental shelf or beyond 12 nautical miles offshore), without compensation to the holder of the concession.

Substantially all of YPF’s production concessions expire in 2017. The granting of an extension is an unregulated process and normally involves lengthy negotiations between the applicant and the relevant government. Although the Hydrocarbons Law provides that applications must be submitted at least six months prior to the concession expiration date, it is industry practice to commence the process far earlier, typically as soon as the technical and economic feasibility of new investment projects beyond the concession term become apparent.

According to the Hydrocarbons Law, holders of production concessions, including YPF, are also required to pay royalties to the province where production occurs. A 12% royalty is payable on the value at the wellhead (equal to the price upon delivery of the product, less transportation, treatment costs and other deductions) of crude oil production and the natural gas volumes commercialized.

On March 16, 2006, the Secretariat of Energy issued Resolution S.E. No. 324/06 establishing that holders of exploration permits and hydrocarbon concessions must file with such agency details of their proved reserves existing in each of their areas, certified by an external reserves auditor, each year. Holders of hydrocarbon concessions that export hydrocarbons are obliged to certify their oil and gas proved reserves. The aforementioned certification only has the meaning established by Resolution S.E. No. 324/06, according to which it is not to be interpreted as a certification of oil and gas reserves under SEC rules (see “Operations—Exploration and Production—Oil and Gas Reserves”).

2.5.2.3	Transportation of Liquid Hydrocarbons

The Hydrocarbons Law permits the executive branch of the Argentine government to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. Pursuant to Law No. 26,197, the relevant provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The term of a transportation concession may be extended for an additional ten-year term upon application to the executive branch.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Secretariat of Energy, for oil and petroleum pipelines, and by the Argentine natural gas regulatory authority (Ente Nacional Regulador del Gas) or ENARGAS, for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. The Privatization Law granted us a 35-year transportation concession with respect to the pipelines operated by YPF at the time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime under the Natural Gas Law.

Additionally, pursuant to Law No. 26,197, all transportation concessions located entirely within a province’s jurisdiction and not directly connected to any export pipeline are to be transferred to such province. The executive branch retains the power to regulate and enforce all transportation concessions located within two or more provinces and all transportation concessions directly connected to export pipelines.

2.5.2.4	Natural Gas Transportation and Distribution

In June 1992, the Natural Gas Law was passed, providing for the privatization of Gas del Estado and the deregulation of the price of natural gas. To effect the privatization of Gas del Estado, the five main trunk lines of the gas transmission system were divided into two systems principally on a geographical basis (the northern and the southern trunk pipeline systems). This was designed to give both systems access to gas sources and to the main centers of demand in and around Buenos Aires. These systems were transferred into two new transportation companies. Shares of each of the transportation and distribution companies were sold to consortiums of private bidders.

The regulatory structure for the natural gas industry creates an open-access system, under which gas producers, such as YPF, will have open access to future available capacity on transmission and distribution systems on a non-discriminatory basis.

Cross-border gas pipelines were built to interconnect Argentina, Chile, Brazil and Uruguay, and producers such as YPF are currently exporting natural gas to the Chilean and Brazilian markets, to the extent permitted by the Argentine government. However, in the recent past, the Argentine authorities have adopted a number of measures restricting exports of natural gas from Argentina, including issuing domestic supply instructions pursuant to Resolutions Nos. 659 and 752 (which require exporters to supply natural gas to the Argentine domestic market), issuing express instructions to suspend exports, suspending processing of natural gas and adopting restrictions on natural gas exports imposed through transportation companies and/or emergency committees created to address crisis situations. See “—Market Regulation—Natural gas export restrictions and domestic supply priorities.”

2.5.2.5	Refining

Crude oil refining activities conducted by oil producers or others are subject to the prior registration of oil companies in the registry maintained by the Secretariat of Energy and compliance with safety and environmental regulations, as well as to provincial environmental legislation and municipal health and safety inspections.

2.5.2.6	Market Regulation

Overview. Under the Hydrocarbons Law and the Oil Deregulation Decrees, holders of production concessions, such as YPF, have the right to produce and own the oil and gas they extract and are allowed to dispose of such production in the domestic or export markets, in each case subject to the conditions described below.

The Hydrocarbons Law authorizes the executive branch of the Argentine government to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the executive branch finds domestic production to be insufficient to satisfy domestic demand. If the executive branch restricts the export of crude oil and petroleum products or the free disposition of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price:

•	in the case of crude oil and petroleum products, not lower than that of imported crude oil and petroleum products of similar quality; and

•	in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, 34° API.

Furthermore, the Oil Deregulation Decrees expressly required the executive branch to give twelve months’ notice of any future export restrictions. Notwithstanding the above provisions, certain subsequently-enacted Resolutions (Resolution S.E. 1679/04, Resolution S.E. 532/04 and Resolution of the Ministry of Economy and Production 394/07) have modified the aforementioned price mechanism, resulting, in certain cases, in prices to producers below the levels described above.

Refined products. In April 2002, the Argentine government and the main oil companies, including YPF, signed the Agreement on Stability of Supply of Diesel Fuel on a subsidy by the Argentine government to public transportation companies, which was approved by Executive Decree No. 652/02 and assured the transportation companies their necessary supply of diesel fuel at a fixed price of Ps.0.75 per liter from April 22, 2002 to July 31, 2002. The agreement also established that the oil companies were to be compensated for the difference between the fixed price and the market price through export duty credits. Through successive agreements, the subsidy was subsequently extended up to December 31, 2007. The fixed price has been subject to variations and is presently Ps. 0.62 per liter. As of the date of this annual report, a new extension of the agreement is under negotiation.

The Secretariat of Energy has issued a series of resolutions affecting the fuel market. For example, Resolution S.E. No. 1102/2004 created a registry of certain fuel market agents. Resolution S.E. No. 1104/04 created a mechanism for communication of bulk and retail sales price information and Resolution S.E.

No. 1879/05 established that refining companies that are parties to contracts that create any degree of exclusivity with a fuel seller, shall assure continuous, reliable, regular and non-discriminatory supply to the fuel seller, giving the right to the fuel seller to obtain the product from a different source, and thereupon, charging any applicable overcosts to the refining company.

Resolution S.E. No. 1,679/04 reinstalled the registry of diesel fuel and crude oil export transactions created by Executive Decree No. 645/2002, and mandated market agents that wish to export diesel fuel or crude oil products to previously register such transaction, demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. Resolution S.E. No. 1,338/06 added several other petroleum products to such regime. Resolution S.E. No. 715/2007 empowered the National Refining and Marketing Director to determine the amounts of diesel fuel to be imported by each company, in specific periods of the year, to compensate exports of products under Resolution No. 1,679/04. The fulfillment of this obligation to import is necessary to obtain authorization to export the products included under Decree No. 645/2002. Resolution No. 25/2006 of the Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680, imposed on each Argentine refining company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (established pursuant to the resolution) to their usual customers, mainly service station operators and distributors.

Resolution SE No. 459/07, of July 12, 2007, created the “Energy Substitution Program,” which is intended to mitigate gas and electricity shortages. This program encourages industrial users to substitute natural gas and electricity use with diesel, fuel oil and LPG. In 2007, the Argentine government allocated approximately US$310 million in subsidies to fund the gap between the price of natural gas and electricity on the one hand, and the price of the substitute fuel, on the other hand. Resolution S.E. No. 121/2008 established a new Energy Substitution Program and Rule No. 30/2008, issued by the Sub-secretary of Coordination and Control on April 1, 2008, approved the general plans for implementation of that program (named the “Total Energy Program”), to take all necessary actions, including imports, to assure the supply of fuel oil, liquid petroleum gas, diesel oil and gasolines, in order to substitute natural gas and electricity use.

Natural gas. In January 2004, Executive Decree No. 180/04 (i) created the Mercado Electrónico del Gas (MEG) for the trade of daily spot sales of gas and a secondary market of transportation and distribution services and (ii) established information duties for buyers and sellers of natural gas in relation to their respective commercial operations, required as a condition to be authorized to inject into and transport through the transportation system any volume of natural gas (further regulated by Resolution No. 1,146/04 issued on November 9, 2004 and Resolution No. 882/05 issued by the Secretariat of Energy). According to Executive Decree No. 180/04, all daily spot sales of natural gas must be traded within the MEG.

In January 2004, Executive Decree No. 181/04 authorized the Secretariat of Energy to negotiate with natural gas producers a pricing mechanism for natural gas supplied to industries and electric generation companies. On April 2, 2004, the Secretariat of Energy and gas producers signed an agreement which was ratified by Resolution No. 208/04 issued by the Ministry of Federal Planning, Public Investment and Services. The aim of the agreement was to implement a scheme for the normalization of natural gas prices following the 2001 crisis. This agreement expired on December 31, 2006.

On June 14, 2007, Resolution No. 599/07 of the Secretariat of Energy approved a proposal of agreement with natural gas producers regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Propuesta de Acuerdo,” or “Agreement 2007-2011”), giving such producers a five business day term to enter into Agreement 2007-2011. YPF executed the agreement in order to mitigate potential damages and taking into account that natural gas exports and certain domestic sales of producers that do not enter into Agreement 2007-2011 are to be called upon first in order to satisfy domestic demand, before the export sales of the producers that have signed Agreement 2007-2011 are affected.

The purpose of Agreement 2007-2011 is to guarantee the supply of the domestic market demand at the levels registered in 2006, plus the growth in demand by residential and small commercial customers (the “agreed demand levels”). Producers that have entered into Agreement 2007-2011 would commit to supply a part of the agreed demand levels according to certain shares determined for each producer based upon its share of production for the 36 months prior to April 2004. Resolution S.E. No. 599/07 maintains the effectiveness of the Resolutions that implemented the curtailment of natural gas export commitments and the re-routing of such natural gas volumes to certain sectors of the domestic market. See “—Natural gas export restrictions and domestic supply priorities” below. The Resolution also states that Agreement 2007-2011 does not prevent the possible suspension or termination of export permits.

YPF challenged Resolution No. 599/07 and stated that YPF signed Agreement 2007-2011 taking into account the potential consequences of not doing so. While the challenge is pending, YPF is complying with the terms of the Agreement.

Natural gas export restrictions and domestic supply priorities. In March 2004, the Secretariat of Energy issued Resolution S.E. No. 265/04 adopting measures intended to ensure the adequate supply of natural gas to the domestic market and regulate its consequences on electricity wholesale prices. Among the measures adopted were:

•	the suspension of all exports of surpluses of natural gas;

•	the suspension of automatic approvals of requests to export natural gas;

•	the suspension of all applications for new authorizations to export natural gas filed or to be filed before the Secretariat of Energy; and

•	authorizing the Undersecretariat of Fuels to create a rationalization plan of gas exports and transportation capacity.

In June 2004, the Secretariat of Energy issued Resolution S.E. No. 659/04, which established a new program to assure natural gas supply to the domestic market (which substitutes for the program created by Regulation No. S.S.C. 27/04). Under Resolution S.E. No. 659/04 (amended by Resolution S.E. No. 1,681/04), natural gas exports may be restricted due to shortages of natural gas in the domestic market, because exporting producers may be required to supply additional volumes of natural gas to the domestic market beyond those that they are contractually committed to supply. The export of natural gas under current export permits is conditioned on the fulfillment of additional supply requirements imposed on exporting producers by governmental authorities.

This program was further amended and supplemented by Resolution S.E. No. 752/05 issued by the Secretariat of Energy in May 2005, which further reduced the ability of producers to export natural gas, and created a mechanism under which the Secretariat of Energy may require exporting producers to supply additional volumes to domestic consumers during a seasonal period (Permanent Additional Supply), which volumes of natural gas are also not committed by the exporting producers. Based on the provisions of Rule No. 27/04, Resolution S.E. No. 659/04 and Resolution S.E. No. 752/05, the Secretariat of Energy and/or the Undersecretariat of Fuels have instructed YPF to re-direct natural gas export volumes to the internal market, thereby affecting natural gas export commitments. YPF has challenged the validity of the aforementioned regulations and resolutions, and has invoked the occurrence of a force majeure event under the corresponding natural gas export purchase and sale agreements. The counterparties to such agreements have rejected our position. See Section 6. “Financial Information—Legal Proceedings.”

Resolution S.E. No. 752/05 also establishes (i) a special market, open and anonymous, for compressed natural gas stations to purchase natural gas under regulated commercial conditions, with the demand being ensured by the Secretariat of Energy through Permanent Additional Supply required of exporting producers, and (ii) a mechanism of standardized irrevocable offers for electric power generators and industrial and commercial consumers to obtain supply of natural gas, with the demand being ensured by the Secretariat of Energy through the issuance of the Permanent Additional Supply mentioned above.

Pursuant to the standardized irrevocable offers procedure mentioned above, which operates at the MEG, any direct consumer may bid for a term gas purchase at the export average gas price net of withholdings by basin. The volume necessary to satisfy the standardized irrevocable offers which have not been satisfied will be required as a Permanent Additional Supply only until the end of the seasonal period during which the unsatisfied requests should be made (October–April or May–September). Such Additional Supply will be requested from the producers that export gas and that inject the natural gas from the basins that are able to supply those unsatisfied irrevocable offers. Resolution of the Secretariat of Energy S.E. No. 1886/2006, published on January 4, 2007, extended the term of effectiveness of this mechanism of standardized irrevocable offers until 2016, and empowered the Undersecretariat of Fuels to suspend its effectiveness subject to the satisfaction of internal demand of natural gas achieved by means of regulations, agreements or due to the discovery of reserves.

By means of Resolution S.E. No. 1329/06, later supplemented by Note SSC No. 1011/07, the Secretariat of Energy forced producers to give first priority in their injections of natural gas into the gas pipelines to certain preferential consumers and obligates transportation companies to guarantee these priorities through the allocation of transportation capacity. In general, these regulations subordinate all exports of natural gas to the prior delivery of natural gas volumes that are sufficient to satisfy domestic market demand.

Also, beginning during the severe Argentine winter in 2007 and continuing thereafter, YPF and most of gas producers as well as the transportation companies received instructions from the government to cut off all exports to zero, except for certain volumes addressed to satisfy Chilean residential consumptions (see Section 1. “Key Information about Repsol YPF—Risk Factors—Repsol YPF has extensive operations in Argentina,” “—Gas and Electricity—Natural Gas,” “—Regulation of the Petroleum Industry—Argentina—Market Regulation” and Section 6. “Financial Information—Legal Proceedings”).

Liquefied petroleum gas. Law No. 26,020 enacted on March 9, 2005 sets forth the regulatory framework for the industry and commercialization of LPG. This law regulates the activities of production, bottling, transportation, storage, distribution, and commercialization of LPG in Argentina and declares such activities to be of public interest. Among other things, the law: creates the registry of LPG bottlers, obliging LPG bottlers to register the bottles of their property; protects the trademarks of LPG bottlers; and creates a reference price system, pursuant to which the Secretariat of Energy shall periodically publish reference prices for LPG sold in bottles of 45 kilograms or less, grants open access to LPG storage facilities.

The law also required the Secretariat of Energy to comply with the following tasks: (i) create LPG transfer mechanisms, in order to guarantee access to the product to all the agents of the supply chain; (ii) establish mechanisms for the stabilization of LPG prices charged to local LPG bottlers; and (iii) together with the Antitrust Agency, make an analysis of the composition of the LPG market and its behavior, in order to establish limitations on the concentration of the market in each phase, or limitations to the vertical integration throughout the chain of the LPG industry. Such limitations must include affiliates, subsidiaries and controlled companies.

The Secretariat of Energy established, through several subsequent resolutions, reference prices applicable to sales of LPG bottles of less than 45 kilograms, and to sales of bulk LPG exclusively to LPG bottlers. Also, the Secretariat of Energy approved the method for calculating the LPG export parity to be updated monthly by the Undersecretariat of Fuels. The Secretariat of Energy in 2007 increased the LPG volumes to be sold to bottlers at the reference prices set forth in the above-mentioned resolutions.

Rule 168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy. Companies seeking to export LPG must first demonstrate that the local demand is satisfied or that an offer to sell LPG to local demand has been made and rejected.

2.5.2.7	Taxation

Holders of exploration permits and production concessions are subject to federal, provincial and municipal taxes and regular customs duties on imports. The Hydrocarbons Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels.

Pursuant to Sections 57 and 58 of the Federal Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on the acreage of each block and which varies depending on the phase of the operation, i.e., exploration or production, and in the case of the former, depending on the relevant period of the exploration permit. On October 17, 2007, the Official Gazette published Executive Decree No. 1,454/07, which significantly increased the amount of exploration and production surface fees expressed in Argentine pesos that are payable to the different jurisdictions where the hydrocarbon fields are located. See “—Exploration and Production.”

In addition, “net profit” (as defined in the Hydrocarbons Law) of holders of permits or concessions accruing from activity as such holders might be subject to the application of a special 55% income tax. This tax has never been applied. Each permit or concession granted to an entity other than YPF has provided that the holder thereof is subject instead to the general Argentine tax regime, and a decree of the executive branch of the Argentine government provides that YPF is also subject to the general Argentine tax regime.

Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior regime, which was based on the regulated price. Law No. 25,745 modified, effective as of August 2003, the mechanism for calculating the tax, replacing the old fixed value per liter according to the type of fuel for a percentage to apply to the sales price, maintaining the old fixed value as the minimum tax.

Dividends distributed by YPF to its shareholders, regardless of their country of residence, are exempt from income tax in Argentina. However, dividends distributed in excess of the accumulated earnings, determined according to the provisions of the Argentine Income Tax Law by the end of the fiscal year prior to the year when the dividends are distributed, shall be subject to a 35% tax on such excess. The tax must be withheld by the distributing company.

Holding of YPF shares by individuals resident in Argentina or abroad and corporations, any type of legal entity, enterprise, permanent establishment, estate or resident abroad shall be subject to personal assets tax on the holdings by December 31 of every year. The tax basis shall be the percentage net equity of each shareholder, and the tax rate is 0.5%. YPF shall act as a substitute obligor and pay the tax and shall be entitled to recover the amount paid even withholding and/or foreclosing the assets that generated the tax liability.

Export taxes. In 2002, the Argentine government began to impose customs duties on the export of hydrocarbons. Export tax rates were increased on crude oil to 20%, on butane, methane and LPG to 20% and gasoline and diesel fuel to 5%. In May 2004, Resolution No. 337/04 of the Ministry of Economy and Production increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy and Production issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy and Production, an export duty on natural gas and natural gas liquids was established at a rate of 20%. The export duty on natural gas was increased again in July 2006, when the Ministry of Economy and Production increased the rate to 45% and instructed the Customs General Administration to apply the price fixed by the Framework Agreement between Argentina and Bolivia (approximately US$6/mmBtu in December 2007) as the base price to which to apply the new tax rate, irrespective of the actual sales price. In addition, on October 10, 2006, the Ministry of Economy and Production imposed prevalent export duties on exports from the Tierra del

Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy and Production increased to 25% the export duty on butane, propane and LPG. There can be no assurances as to future levels of export taxes.

More recently, Resolution No. 394/07 of the Ministry of Economy and Production, effective as of November 16, 2007, increased export duties on Argentine oil exports (as defined by the regulator) on crude oil and other crude derivatives products. The new regime provides that when the WTI international price exceeds the reference price, which is fixed at US$60.9/barrel, the producer shall be allowed to collect US$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price of Argentine oil exports (as defined by the regulator) is under the reference price but over US$45/barrel, a 45% withholding rate will apply. If such price is under US$45/barrel, the applicable export tax is to be determined within 90 business days.

Additionally, the Resolution of the Ministry of Economy and Production No. 127/2008 increased export taxes applicable to natural gas and LPG. Consequently, Resolution No. 534/06 was amended, raising the rate applicable to natural gas exports from 45% to 100% considering as a base for its calculation the higher price established in any contract for the import of such product, abandoning, as a result, the reference to the Framework Agreement between Argentina and Bolivia for the sale of natural gas. With respect to LPG, Resolution No. 127/2008 set forth a reference price and a price allowed to producers. According to the Resolution, if the international price of such product is under the reference price, the applicable rate will be 45%. If the international price exceeds the reference price, the rate is variable and incremental. See Section 1 “Key information about Repsol YPF—Risk Factors—Repsol YPF has extensive operations in Argentina”.

In addition, the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers. See “—Market Regulation”.

2.5.2.8	Antitrust Agreement

On June 16, 1999, the Argentine Ministry of Economy and Public Works delivered a letter to Repsol YPF setting forth a series of obligations that Repsol YPF was required to assume after the acquisition of the majority of YPF’s share capital.

Repsol YPF met all of the requirements upon execution of the asset swap agreement entered into with Petrobras in December 2001.

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

2.5.2.9	Repatriation of Foreign Currency

Executive Decree No. 1,589/89, relating to the deregulation of the upstream oil industry, allows YPF and other companies engaged in oil and gas production activities in Argentina to freely sell and dispose of the hydrocarbons they produce. Additionally, under Decree No. 1,589/89, YPF and other oil producers are entitled to keep out of Argentina up to 70% of foreign currency proceeds they receive from crude oil and gas export sales, but are required to repatriate the remaining 30% through the exchange markets of Argentina.

In July 2002, Argentina’s Attorney General issued an opinion (Dictamen No. 235) which would have effectively required YPF to liquidate 100% of its export receivables in Argentina, instead of the 30% provided in Decree No. 1,589/89. The Attorney General’s opinion was based on the assumption that Decree No. 1,589/89 had been superseded by other decrees (Decree No. 530/91 and 1,606/01) issued by the government. Subsequent to this opinion, however, the government issued Decree No. 1,912/02 ordering the Central Bank to apply the 70%/30% regime set out in Decree No. 1,589/89. Nevertheless, on December 5, 2002, representatives of the Central Bank of Argentina, responding formally to an inquiry from the Argentine Bankers Association, stated that the Central Bank would apply the Attorney General’s opinion.

On December 27, 2002, the government issued Decree No. 2,703/02, effective as of January 1, 2003, setting forth a minimum repatriation limit of 30% with respect to proceeds from the export of hydrocarbons and byproducts, with the remaining portion freely disposable. However, when referring to the minimum repatriation limit of 30%, the decree only mentions the foreign exchange proceeds from freely disposable exports of crude oil and its byproducts. Although the recitals and the first part of Section 1 of Decree No. 2,703/02 mention natural gas and LPG as covered by this regime, there are no express references to natural gas or LPG in the rest of Section 1. However, taking into account the rights granted by Decree No. 1,589/89, YPF applies this regime to the export of crude oil, LPG and natural gas. It is worth noting that the recitals of Decree No. 2,703/02 restate the interpretation maintained by the Attorney General in the sense that Decree No. 1,589/89 has been repealed by Decree No. 530/91 and No. 1,606/01. This interpretation prompted the filing by YPF of a declaratory judgment action.

Moreover, since Decree No. 2,703/02 is effective as from January 1, 2003, and, in light of the Attorney General’s opinion, it is unclear whether hydrocarbon exporters would be required to repatriate the total amount of their 2002 export proceeds or whether the existing hydrocarbons regulatory framework will prevail (See Section 6. “Financial Information—Legal Proceedings—Argentina).

2.5.3	Other countries

2.5.3.1	Venezuela

The Basic Hydrocarbons Law (Ley Orgánica de Hidrocarburos (LOH) regulates the process of migrating old agreements to mixed-ownership enterprises. On June 20, 2006, the Energy and Petroleum Ministry approved the establishment of the mixed-ownership company Petroquiriquire, S.A., with a 40% stake held by Repsol and 60% held by PDVSA. Also on the same date the Energy and Petroleum Ministry approved a natural gas exploration license granted to the mixed-ownership company Quiriquire Gas, S.A., with a 60% stake held by Repsol and 40% by PDVSA. In March 2007, the gas license was awarded.

2.5.3.2	Bolivia

Supreme Decree 28,701, published on May 1, 2006, nationalized all of Bolivia’s natural hydrocarbon resources and the Bolivian State, through Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), a Bolivian oil company, took over their commercialization for the internal and export markets as well as potential industrialization projects. Subsequently, and as a consequence of the Hydrocarbons Law and Supreme Decree No. 28/701, on October 28, 2006, Repsol YPF and its affiliate, Andina, signed operation contracts with YPFB that established the conditions for the exploration and production of hydrocarbons in Bolivia. These contracts have already been approved by the Bolivian Congress, and have been notarized and entered into effect on May 2, 2007. Executive Decree No. 29,485 establishes April 30, 2008 as the deadline for the transfer of 50% plus one vote in Empresa Petrolera Andina S.A. (Andina), an affiliate of Repsol YPF to YPFB. On April 30, 2008, the share transfer agreement of 1.08% of Andina’s share capital was signed and on May 5, 2008, such transfer became effective by the granting of a public deed. As of the date of this annual report, the Andina shareholders’ agreement by and between Repsol YPF and YPFB has not been signed. See Section 1. “Key information about Repsol YPF —Risk Factors—The regulatory environment and outlook for companies that operate in the oil and gas industry in Bolivia remains uncertain and could have a material adverse affect on our business, financial condition and results of operation”.

As of the date of this annual report, certain issues relating to the new operating contracts and the performance of obligations prior to them that have not yet been regulated remain unresolved. The unresolved issues includes the process of liquidation and reconciliation of the accounts with YPFB and the treatment of the VAT billed to YPFB in respect of gas supplied in connection with export contracts. At present, Repsol YPF is in negotiations with YPFB and others with respect to the agreements on delivery and payment procedures, which are currently in draft form and which will determine the legal framework for resolving the various unresolved issues.

On May 13, 2007 the government of Bolivia issued Supreme Decree 29129, which, like Ministerial Resolution number 256/2006 of December 22, 2006 as amended by Ministerial Resolution 003/2007, establishes a temporary procedure that guarantees the transport and marketing of hydrocarbons under current conditions until YPFB executes new transport and marketing contracts. The term of Supreme Decree 29129 was extended to April 25, 2008 by Supreme Decree 29325 of October 28, 2007.

In addition, on May 13, 2007, Supreme Decree 29130 was issued, reserving and setting aside for YPFB hydrocarbon-bearing areas in traditional and nontraditional areas and establishing the partnership procedures to be employed by YPF in order to conduct exploration and exploitation activities. Subsequently, new areas of hydrocarbon-bearing interest were reserved for YPFB by Supreme Decree 29226 of August 9, 2007. Furthermore, Supreme Decree 29130 was partially amended by Supreme Decree 29371 of December 12, 2007, which establishes the qualification procedures for domestic or foreign petroleum companies for the purpose of executing study contracts with YPFB to carry out exploration activities in areas reserved to YPFB.

On August 31, 2007, Law 3740 was issued, establishing, among other things, that hydrocarbon extraction activity under the operating contracts is excluded from the application of the additional percentage on extraordinary profits for the extraction of nonrenewable natural resources. In addition, the law provides that the Executive Office must guarantee permanent and uninterrupted service to the internal market and must promote initiatives for the industrialization of hydrocarbons in the country. The law also provides that the Executive Office, within 60 days of the publication of Law 3740, must deliver the regulations on recoverable costs that will provide the conditions and guidelines for the recognition and express approval of those costs by YPFB, provided that they are useful, usable and used. Finally, the law requires YPFB to use the international bidding process to contract companies that are specialized in the certification of hydrocarbon reserves in order to certify the actual levels of reserves in Bolivia.

2.5.3.3	Ecuador

On March 29, 2006, Ecuador issued Law No. 2006-42, which required contractors with stakes in any hydrocarbon exploration and exploitation contract to pay at least 50% of the so-called “crude oil price premiums.” “Crude oil price premiums” are calculated as the difference between the value of each contractor’s share, reflecting the price of petroleum at the time of signing of the agreement (based on the average monthly sale price and expressed in constant values) and its value on the basis of the price of petroleum at the time it is sold by the contractors. Subsequently, Executive Decree 662, which amends Executive Decree 1672, increased the Ecuadorian Government’s share in “crude oil price premiums” to 99%. In November 2007, Repsol YPF sent the Ecuadorian Government a letter requesting the commencement of negotiations under the Ecuador-Spain Reciprocal Investment Protection Agreement. In addition, Repsol YPF notified the International Center for Settlement of Investment Disputes (ICSID) of the filing of the dispute with the Ecuadorian Government and submitted to the jurisdiction of ICSID.

2.5.3.3	Other countries

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

There are several classes of property which Repsol YPF does not own in fee. Repsol YPF’s petroleum exploration and production rights are in general based on sovereign grants of a concession. Upon the expiration of the concession, the exploration and production assets of Repsol YPF associated with a particular property subject to the relevant concession revert to the sovereign. In addition, at December 31, 2007, Repsol YPF leased 2,143 service stations to third parties, 1,784 of which were located in Spain and 22 in Argentina, and 3,042 service stations that are owned by third parties and operated under a supply contract with Repsol YPF for the distribution of Repsol YPF products, of which 845 were located in Spain and 1,535 in Argentina.

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

Among Repsol YPF’s activities, its LPG and natural gas businesses have the most significant degree of seasonality in relation to climate conditions, with increased activity in winter and decreased activity in summer in the Northern Hemisphere. Repsol YPF’s activities in Latin America, however, partially offset this effect as winters in the Southern Hemisphere coincide with summers in the Northern Hemisphere, thus reducing the seasonality effect on Repsol YPF’s natural gas business.

2.8	Risk Control Systems

Repsol YPF does business in many countries, under a number of regulatory frameworks and in all the activities of the oil and gas business. As a result, Repsol YPF is exposed to:

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

•

Operating risks (including the risks of accidents and natural catastrophes, uncertainty regarding the physical characteristics of the oil and gas fields, safety and environmental risk and reputation risks, such as those relating to ethics and social impact of its business).

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

Repsol YPF has an organization, procedures and systems that allow it to identify, measure, assess, set priorities and control the risks to which the Group is exposed and to decide to what extent such risks will be accepted, managed, mitigated or avoided. Risk analysis is an integral part of decision-making in the Group, both at centralized management level and in the management of the various business units, and special attention is given to the existence of several risks at the same time or to the possible effects of diversification in the aggregate.

The Company has the following independent analysis, supervision and control units specialized in different risk management aspects:

•

An Internal Audit Unit, which focuses on the on-going assessment and improvement of existing controls with a view to guaranteeing that potential risks of all kinds (control, business, reputation, etc.) that could affect the achievement of the strategic goals of the Repsol YPF Group are identified, measured and controlled at all times.

•

A Corporate Risk Management Unit, which is in charge of (i) developing corporate risk policies, which are rules and actions of a structural nature, tied to the Group’s financial and business strategy, (ii) coordinating the development of specific policies and provisions concerning market and credit risks of the different business units and corporate areas of the Group and establishing methods to measure and assess such risks according to best practices, (iii) monitoring and controlling the Group’s market risk, (iv) analyzing and controlling the credit risk generated by the Group’s activities, and establishing of individual third-party credit risk limits and (v) defining the criteria regarding provisions for insolvency, refinancing and judicial debt claims.

•

An Insurance Unit, which is in charge of (i) reviewing and assessing accidental risks that may affect the assets and activities of the group, (ii) determining the most efficient policy to finance these risks by the best possible combination of self-insurance and transfer of risk, (iii) implementing such insurance as may be deemed advisable in each case and (iv) negotiating the compensation for insured accidents.

•

A Safety and Environment Unit, which is in charge of (i) defining and monitoring the strategic safety and work environment objectives and guidelines for the company and performing follow-up, (ii) establishing corporate safety and work environment rules (policy, standards, procedures, manuals, and guidelines) for the company and the mechanisms needed to disseminate them, (iii) identifying and leading corporate safety and work environment projects, advising units in their implementation and monitoring the progress, (iv) establishing key performance indicators, monitoring the company’s performance regarding safety and work environment issues and proposing improvement actions, (iv) promoting the creation of workgroups and the exchange of safety and work environment best practices and (vi) coordinating safety and work environment audits and following them up.

•

A Corporate Reputation Unit, which is responsible for coordinating with the relevant organizational units and directing the management and assessment of corporate reputation values and risks in line with the guidelines and policies of the Corporate Reputation Committee and the Corporate Division of Communication and Head of the Chairman’s Office to guarantee that Repsol YPF’s corporate reputation model and strategy are followed.

•

A Financial Reporting Internal Control Unit, responsible for monitoring and managing of the internal economic and financial reporting control system, which was introduced to comply with the requirements of section 404 of the Sarbanes-Oxley Act.

The system adopted by Repsol YPF is based on the conceptual framework that follows the COSO model, published by the Committee of Sponsoring Organizations of the Treadway Commission.

•

A Reserves Control Unit, which aims to make sure that the estimates of Repsol YPF proved reserves comply with prevailing legislation of the different securities markets on which Repsol YPF is listed. It also makes internal audits of reserves, coordinates certification of reserves by external auditors and assesses the quality controls on reserve reporting, making appropriate suggestions within a process of continuous improvement and application of best practices.

•	In addition, there are several functional and business committees entrusted with the oversight of risk management activities within their field of responsibility.

3. Operating and Financial Review and Prospects

You should read the information in this section together with the Consolidated Financial Statements and the related notes included in this annual report.

3.1	Factors Affecting Repsol YPF’s Consolidated Results of Operations

3.1.1	Main Factors

Crude Oil and Natural Gas Prices. Changes in crude oil and natural gas international benchmark prices and natural gas regional prices significantly affect Repsol YPF’s earnings. In 2007, exploration and production activities represented approximately 51% of Repsol YPF’s operating income, compared to 56% in 2006. Higher crude oil and natural gas prices have a positive effect on Repsol YPF’s results of operations as upstream exploration and production businesses benefit from the resulting increases in prices realized from production. Lower crude oil and natural gas prices have a negative effect on the results of exploration and production by reducing the economic recoverability of discovered reserves and the prices realized from production. See Section 9. “Quantitative and Qualitative Disclosure About Market Risk.”

Per barrel Brent crude oil benchmark prices averaged US$72.39 in 2007 and US$65.14 in 2006. Political developments throughout the world (especially in the Middle East), the outcome of meetings of the Organization of the Petroleum Exporting Countries (OPEC) as well as significant conflicts, like Iraq, can particularly affect world oil supply and oil prices. Per million Btu, Henry Hub natural gas benchmark prices averaged US$7.11 in 2007 and US$6.98 in 2006 and Repsol YPF’s realization price for natural gas sales in Argentina averaged US$1.59 in 2007 and US$1.56 in 2006.

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

Natural gas market. The natural gas sector is generally considered to have the greatest growth opportunities globally. Accordingly, LNG supply is satisfying the growing demand for natural gas in markets that are long distances away from the actual source of the demand, which offers great possibilities of growth in this sector. Prices of natural gas on an international level in 2007 were similar to prices in 2006, as a result of the divergence of benchmark prices in the Atlantic Basin market (Henry Hub and National Balancing Point) due to increasing crude oil prices that affect long-term contracts in Japan and Continental Europe.

The natural gas market in Spain has been progressively liberalized and its complete liberalization is expected to occur in 2008. See Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas System.”

The Spanish market for gas activities has become very competitive and all consumers may freely choose a supplier. During 2007, sales in this liberalized market were approximately 31 billion cubic meters, representing approximately 89% of total natural gas sales in Spain. See Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas System.”

Exchange rates. Repsol YPF faces exchange rate risk because the revenues and cash receipts it receives from sales of crude oil, natural gas and refined products are generally denominated in U.S. dollars or influenced by the U.S. dollar exchange rate, while a significant portion of Repsol YPF’s expenses are denominated in the local currency of the countries where it operates, principally the euro and the Argentine peso. While an increase in the value of the U.S. dollar against these currencies tends to increase Repsol YPF’s net income, such an increase would also increase the value of Repsol YPF’s debt as the majority of its debt is denominated in U.S. dollars (either directly or synthetically through currency forward contracts). By contrast, a decrease in the value of the U.S. dollar against these currencies tends to decrease Repsol YPF’s net income and reduce the value of its debt. In addition, Repsol YPF publishes its financial statements in euro by translating assets and liabilities expressed in currencies other than euro at period-end exchange rates and revenues and expenses expressed in currencies other than the euro at average exchange rates for the period. Therefore, fluctuations in the exchange rates used to translate these currencies into euro could have a material adverse effect on Repsol YPF’s financial statements expressed in euro.

Prices for LPG in Spain. Prices for LPG in Spain are subject to maximum selling price formulas which are established by the Spanish government. See Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Liquid Hydrocarbons, Oil and Petroleum Derivatives.”

3.1.2	Critical Accounting Policies

3.1.2.1	Basis of Presentation of the Consolidated Financial Statements

Repsol YPF prepares its consolidated financial statements from its accounting records and those of the companies composing the Repsol YPF Group, which are presented in accordance with current legislation, the Spanish Corporations Law, IFRS as adopted by the European Union and as issued by the IASB and consolidation regulations. See Notes 2 and 3 to the Consolidated Financial Statements included elsewhere in this annual report.

3.1.2.2	Critical Accounting Policies

The preparation of the financial statements in accordance with IFRS and other required disclosures require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting estimates are considered to be critical if a) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and b) the impact of the estimates and assumptions on Repsol YPF’s financial condition or operating performance is material.

The accounting principles and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are: (i) oil and natural gas reserves; (ii) provisions for litigation and other contingencies; (iii) income tax computation and deferred tax assets and (iv) impairment losses on property, plant and equipment, intangible assets and goodwill.

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

At Repsol YPF all the assumptions made and the basis for the technical calculations used in the estimates regarding oil and gas proved reserves are in accordance with Rule 4-10(a) of Regulation S-X.

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

After approval, all booked reserves will be categorized as proved undeveloped (PUD). Volumes will subsequently be categorized from PUD to proved developed (PD) as a consequence of development and production activities. When part of a well’s reserves depends on a later phase of activity, only that portion of reserves associated with existing, available facilities and infrastructure moves to PD. The first PD booking will occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Changes to reserves booking may be made due to analysis of new or existing data concerning production, reservoir performance, commercial factors, acquisition and divestment activity, additional reservoir development activity, legal, tax or regulatory changes. Over time, undeveloped reserves are reclassified into the developed category as new wells are drilled, existing wells are recompleted and/or facilities to collect and deliver the production from existing and future wells are installed.

In order to estimate its proved reserves, Repsol YPF prepares internal estimates and uses, to a certain extent, estimates and audits of independent engineers. The internal process for the estimation of proved reserves is internally audited by senior level geoscience and engineering professionals with significant technical experience, integrated in the Reserves Control Group. Although we are reasonably certain that the proved reserves will be produced, the timing and amount ultimately recovered might be affected by a number of factors, including completion of development projects, actual reservoir performance and significant changes in long-term oil and gas price levels. Proved reserve estimates are therefore subject to future revisions (either upward or downward) based on new information which becomes available, such as from development drilling and production activities, changes in prices, contract terms or development plans. See Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Oil and Gas Reserves.”

For Repsol YPF estimates of proven reserves, all the information and requirements are prepared using standard geological and engineering methods generally accepted by the petroleum industry. The nature and scope of procedure to be performed or combination of methods to be utilized in the analysis of each reservoir is tempered by experience with similar reservoirs, the stage of development of the reservoir, the quality and completeness of the data regarding the reservoir and its production history. See Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Oil and Gas Reserves—Changes in Repsol YPF’s estimated net reserves”. See also Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Oil and Gas Reserves—Internal Controls on Reserves and Reserves Audits” for a detailed discussion on reserves estimates internal controls and audits.

Repsol YPF records its oil and gas exploration activities using the successful-efforts method. See Note 3.4 c) Accounting Policies—Property, Plant and Equipment, Oil and Gas Exploration and Production Activities to the Consolidated Financial Statements for a detailed discussion of the accounting policies applied by the Group.

Depreciation of oil and gas assets. All investment capitalized under the above principles is amortized as follows:

•	Investments relating to acquisitions of proved reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved field reserves;

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

Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves are treated prospectively by amortizing the remaining book value of the assets over the future expected production. In 2007, 2006 and 2005 Repsol YPF recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to €1,685 million, €1,744 million and €1,322 million, respectively. If proved reserves estimates are revised downward, net income could be negatively affected in the future by higher depreciation expense.

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

Dismantling of oil and gas fields. Repsol YPF makes provisions for the future dismantling of oil and natural gas facilities at the end of their economic life. The estimated costs of dismantling and removing these facilities are estimated, on a field-by-field basis, and are capitalized at their present value when they are initially recognised under “Investments in Areas with Reserves” in the consolidated balance sheet with a credit to “Non-current Provisions for Contingencies and Expenses”. These removal costs are based on management’s best estimate of the time at which the event will occur and the costs associated with the removal of the asset. Asset removal technologies and costs, as well as political, environmental, safety and public expectations, are constantly changing. Consequently, the timing and future cost of dismantling are subject to significant modification. The timing and the amount of future expenditures of dismantling are reviewed annually. As such, any change in variables used to prepare such assumptions and estimates can have, as a consequence, a significant effect on provisions and charges related to the dismantling of oil and gas fields.

Environmental costs. Repsol YPF estimates in recording costs and establishes provisions relating to compliance with environmental laws and third party claims to perform clean-ups or remediation based on currently available information and existing laws and regulations. For environmental provisions costs can differ from estimates because of changes in laws and regulations, discovery and analysis of site conditions and changes in technology. See Note 39 to the Consolidated Financial Statements.

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

When an impairment loss subsequently reverses, the carrying amount of the asset (or the cash-generating unit) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the cash-generating unit) in prior years. A reversal of an impairment loss is recognized under “Other Income” in the consolidated income statement. An impairment loss recognized for goodwill cannot be reversed in a subsequent period.

Any change in the variables used to prepare such assumptions and estimates may have a significant impact in the fair value estimated and thus in the impairment recorded in respect of each analyzed subsidiary.

Impairment of oil and gas assets. Oil and gas producing properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The impairment is calculated as the difference between the market value or, if appropriate, the discounted estimated future cash flows from its proved reserves and unproved reserves (the latter of which is adjusted by risk factors in the manner mentioned below) related to such reserves, in each field owned at the year end and the net book value of the assets relating thereto. Expected future cash flows from the sale or production of reserves are calculated considering crude oil prices based on a combination of market forward quotes and standard long-term projections. The discounted values of cash flows are determined using a reasonable and supportable discount rate based on standard WACC-CAPM (weighted average cost of capital – capital asset pricing model) assumptions including, if appropriate, a risk premium related to this type of asset (and not to the resulting cash flows). The estimated cash flows are based on future levels of production, the future commodity prices, development costs, estimates of future expenditures necessary with respect to undeveloped oil and gas reserves, field decline rates, market demand and supply, economic and regulatory climates and other factors. The impairment reviews and calculations are based on assumptions that are consistent with Repsol YPF’s business plans and long-term forecasts used for investment decisions.

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

Charges for impairment are recognized in Repsol YPF’s results from time to time as a result of, among other factors, adverse changes in the estimated recoverable reserves from oil and natural gas fields, and changes in economic or regulatory conditions in certain countries. If proved reserves estimates were revised downward, net income could be negatively affected by higher impairment charges on the property’s book value. In 2007 and 2006 Repsol YPF recorded a net expense for fixed-asset writedowns for the upstream business in the amount of €16 million and €223 million, respectively. See Note 14 to the Consolidated Financial Statements for the detailed technical reasons that have led to the provisions and reversals thereof described above.

Therefore, Repsol YPF’s management must make reasonable and supportable assumptions and estimates with respect to: (i) oil fields’ production profiles, (ii) future investments and their amortization, taxes and costs of extraction, (iii) risk factors for unproved reserves which are estimated in accordance with types and technical characteristics of each of the exploration and production assets and (iv) the market value of reserves (pursuant to analysis and comparisons to similar transactions). Such assumptions and estimates have a significant impact on calculations in accordance with the unit of production method and evaluating the impairment of fixed assets (oil and gas investments). As such, any change in the variables used to prepare such assumptions and estimates may have, as a consequence, a significant effect on both the depreciation of, and the impairment tests relating to, investments in areas with oil and gas reserves.

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

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the portion of change in fair value on the hedging derivative instrument that is determines to be an effective hedge is recognized directly in shareholders’ equity and are recognized in the income statement in the same period or periods during which the hedged item affects profit or loss. The ineffective portion of change in the fair value on the cash flow hedging derivative instrument is recognized in profit or loss. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in profit or loss.

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

3.2	Overview of Consolidated Results of Operations

Summarized Income Statement

	Year ended December 31,
	2007	2006	2005
	(millions of euro)
Operating revenues	55,923	55,080	51,045
Operating expenses	(50,115)	(49,169)	(44,884)

Operating income	5,808	5,911	6,161
Net financial income/(expense)	(224)	(482)	(722)

Income before income tax and minority interest	5,584	5,429	5,439
Income tax	(2,338)	(2,220)	(2,332)
Equity in earnings of unconsolidated affiliates	109	139	117
Net income	3,355	3,348	3,224

Attributable to shareholders of the parent	3,188	3,124	3,120

Attributable to minority interests	167	224	104

Operating Revenues

Operating revenues in 2007 were €55,923 million, a 1.5% increase from €55,080 million in 2006. This increase reflected an increase in oil realization prices and improved refining margins, offset in part by the weakness of the dollar against the euro. Total oil product sales grew 4.7% to 61.5 million tons.

The increase in operating revenues in 2007 reflected an increase of US$0.9 per barrel in refining margins from 2006 which were attributed to strong gasoline and diesel oil spreads and a slightly higher distillation level. The positive trend in the margin-volume mix of marketing and LPG activities also contributed to the increase in operating revenues.

Operating revenues in 2006 were €55,080 million, a 7.9% increase from €51,045 million in 2005. This increase reflected mainly a significant increase in realization prices. The widespread rise in crude oil prices, with Brent trading $10 per barrel higher than in 2005, was accompanied by a substantial increase in gas realization prices. Negotiations with PDVSA on the migration of operating contracts to joint ventures contributed to these increases, which were, however, countered by lower production in Venezuela. Although the negotiation of contracts in Bolivia boosted realization prices, the net impact was negligible due to tax increases. Total oil product sales grew 1.4% to 58.7 million tons.

Marketing margins in Spain were higher in 2006 than in 2005. In Argentina, however, margins were considerably lower because of the impossibility of passing product price increases on to retail prices.

With regard to the chemical business, international margins on Repsol YPF’s product mix were higher in 2006 than in 2005 and total petrochemical product sales were up by 2.9% compared to 2005. In this respect, in addition to the turnaround at the Sines complex in the last quarter of 2006, there was a scheduled turnaround at the Puertollano cracker and several derivatives plants in 2005 and a capacity increase following the acquisition of a 50% stake in Transformadora de Propileno (TdP) in September 2005.

Gas & Power in 2006 was strengthened by growth in Gas Natural SDG, which was mainly attributed to earnings growth in gas marketing activities in Spain.

Operating Income

Operating income in 2007 was €5,808 million, a 1.7% decrease from €5,911 million in 2006. This year-on-year decline, despite higher oil prices, is due to several factors, including lower production, higher exploration expenses and rising costs throughout the industry. Results were also affected by the evolution of refining margins as well as the 8.4% depreciation of the dollar against the euro.

Operating income in 2006 was €5,911 million, a 4.1% decrease from €6,161 million in 2005. This year-on-year decline, despite higher oil prices, with the exception of Argentina, was due to several factors, including increased taxes, exploration costs, and rising costs throughout the industry. Results were also affected by the evolution of refining margins as well as the stock losses and the depreciation of the dollar against the euro.

Net Financial Income (Expense)

Net financial expense decreased 53.5% to €224 million in 2007 from €482 million in 2006, as detailed in the table below.

Net interest expense in 2007 decreased 15.9% to €302 million from €359 million in 2006, principally due to a €57 million decrease in net interest expenses due to the reduction of €839 million in average debt and higher returns on financial investments. Net interest expense also includes other items such as foreign exchange gains of €91 million due to the appreciation of the Brazilian real and the appreciation of the euro against the dollar.

Net financial expenses decreased 33.2% to €482 million 2006 from €722 million in 2005, as detailed in the table below.

Net interest expense in 2006 decreased 8.9% to €359 million from €394 million in 2005. This caption also included other items such as the positive impact of €175 million in exchange gains in 2006 resulting from the appreciation of the Brazilian real and the euro against the dollar in contrast to €6 million exchange losses the year before.

The following table provides detail on our financial income (expense) for the periods indicated.

Net Financial Income/(Expense)	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	(millions of euro)
Net interest expense	(302)	(359)	(394)	15.9%	8.9%
Dividends paid on preferred shares	(191)	(189)	(179)	(1.1)	(5.6)
Capitalized interest	95	35	19	271.4	84.2
Derivatives	68	—	25	100	(100)
Interest accretion to provisions	(144)	(127)	(133)	(13.39)	(4.5)
Translation differences	266	175	(6)	52.0	n.a
Other financial income/(expenses)	(16)	(17)	(54)	5.88	68.5

Total	(224)	(482)	(722)	53.5	33.2

Taxes

Given the international character of the activities carried out by its group companies, the Repsol YPF Group is subject to tax and other levies under a number of different tax regimes.

•	Repsol YPF’s average effective tax rate in 2007 was 41.9%. Corporate income tax incurred by Repsol YPF in 2007 amounted to €2,338 million.

•	Repsol YPF’s average effective tax rate in 2006 was 40.9%. Corporate income tax incurred by Repsol YPF in 2006 amounted to €2,220 million.

•	Repsol YPF’s average effective tax rate in 2005 was 42.9%. Corporate income tax incurred by Repsol YPF in 2005 amounted to €2,332 million.

In 2007 and 2006, there were certain court and administrative tax-related proceedings contrary to interests of the Group. Repsol YPF considers that it has acted lawfully in these matters at all times and that its actions are based on reasonable interpretations of the applicable legislation and, therefore, filed the appropriate appeals to defend its interests and those of its shareholders.

However, in view of the uncertainty concerning the materialization of the existing tax contingencies, at December 31, 2007, Repsol YPF had recorded provisions of €524 million that were considered adequate to cover those tax contingencies. This provision corresponds to a significant number of individual cases, none of which individually represent a material amount for Repsol YPF

Equity in Earnings of Companies accounted using the equity method

Equity in earnings of unconsolidated affiliates amounted to €109 million in 2007 versus €139 million in 2006, which was mainly due to decreased earnings at CLH and Atlantic LNG in 2007. Equity in earnings for unconsolidated affiliates in 2006 was €139 million compared to equity earnings in 2005 of €117 million.

The table below provides detailed information about equity earnings and losses of unconsolidated affiliates in 2007, 2006 and 2005.

	2007	2006	2005
	(millions of euro)
Affiliate Company
Atlantic LNG	63	71	61
CLH	59	83	35
Atlantic 4	(1)	(16)	—
Enagas	—	—	9
Oldelval, S.A.	(1)	—	3
Gas de Aragón	2	1	1
West Siberian Resources	(19)	—	—
Dynasol Elastómeros	2	—	—
Other	3	—	8

Total	109	139	117

Minority Interest

Minority interests in 2007 were €167 million versus €224 million in 2006 and €104 million in 2005. In 2006, minority interests included €158 million of revenue attributable to minority interests resulting from the cancellation of the hedge contract between Repsol YPF and Empresa Petrolera Andina, S.A. and other Empresa Petrolera Andina, S.A. obligations.

The table below provides detailed information about income/(loss) attributable to minority interests in 2007, 2006 and 2005.

	2007	2006	2005
	(millions of euro)
Affiliate Company
YPF	9	11	16
Refinería La Pampilla, S.A.	30	6	38
Petronor	34	38	41
Gas Natural Group	20	—	2
Andina	45	139	(23)
Repsol Comercial (RECOSAC)	8	—	6
EMPL	10	10	10
Other	11	20	15

Total	167	224	105

Net Income

Net income for 2007 was €3,188 million, a 2.0% increase compared to 2006. Net income per share reached €2.61, a 2% increase compared to 2006.

Net income for 2006 was €3,124 million, a 0.1% increase compared to 2005. Net income per share reached €2.56, a 0.1% increase compared to 2005.

3.3	Results of Operations by Business Segment

The tables below set forth Repsol YPF’s operating revenues and operating income by business segment for 2007, 2006 and 2005, as well as the percentage changes in revenues and income for the period shown.

	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	(millions of euro)
Operating revenue
Exploration and Production	9,756	10,454	9,203	(6.7)%	13.6%
Refining and Marketing(1)	45,166	43,646	41,298	3.5	5.7
Chemicals	5,256	4,670	4,186	12.5	11.6
Gas and Electricity(2)	3,154	3,308	2,765	(4.6)	19.6
Other operating revenues and adjustments in the consolidation process	(7,409)	(6,998)	(6,407)	5.9	9.2

Total operating revenues	55,923	55,080	51,045	1.5	7.9

	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	(millions of euro)
Operating income
Exploration and Production	2,968	3,286	3,246	(9.7)%	1.2%
Refining and Marketing	2,358	1,855	2,683	27.1	(30.9)
Chemicals	231	353	308	(34.5)	14.6
Gas and Electricity(2)	516	469	389	10.0	20.6
Corporate and others	(265)	(52)	(465)	409.6	(88.8)

Total	5,808	5,911	6,161	(1.7)	(4.1)

(1)	Includes approximately €6,969 million, €6,524 million and €5,636 million in 2007, 2006 and 2005, respectively, relating to excise taxes on the products marketed.

(2)	In 2007, 2006 and 2005, Repsol YPF accounted for Gas Natural using the proportional integration method in accordance with its percentage ownership of Gas Natural, which was 30.85% at December 31, 2007, 2006 and 2005.

3.3.1	Exploration and Production (E&P)

	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	(millions of euro)
Operating revenue
Spain	198	188	186	5.3%	1.1%
ABB	5,300	5,902	5,069	(10.2)	16.4
Rest of the World	4,258	4,364	3,948	(2.4)	10.5

Total	9,756	10,454	9,203	(6.7)	13.6

Operating revenue for 2007 was €9,756 million, a 6.7% decrease compared to €10,454 million in 2006. The decrease of operating revenue was principally due the decrease in oil and gas production and to the devaluation of the dollar against the euro, all of which were partially offset by higher international crude oil prices.

In 2007, the average production of hydrocarbons was 1,039,200 barrels of oil equivalent per day, 7.9% lower than in 2006. The decrease was mainly caused by the contractual changes in Bolivia, the expiration of the contract in Dubai and the migration from operating concessions to joint ventures in Venezuela. See Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Production, Acreage and Drilling Activities.”

The average sale price for Repsol YPF’s basket of liquids was US$49.84/barrel in 2007, compared to US$46.29/barrel in 2006. The average realization price for gas in 2007 was US$2.15 per thousand cubic feet, which was in line with the previous year’s price, falling only 0.5%.

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

	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	(millions of euro)
Operating income
Spain	6	33	21	(81.8)%	57.1%
ABB	1,160	1,307	1,600	(11.2)	(18.3)
Rest of the World	1,802	1,946	1,625	(7.4)	19.8

Total	2,968	3,286	3,246	(9.7)	1.2

Exploration and Production operating income in 2007 decreased 9.7% to €2,968 million from €3,286 million in 2006. The decrease in operating income was principally due to the decrease in oil and gas production, the devaluation of the dollar against the euro, widespread cost increases and greater exploration activity, all of which were partially offset by higher international crude oil prices.

The cost increases related principally to the lifting cost, which was US$2.98/barrel in 2007 compared to US$2.35/barrel in 2006. See Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Production, Acreage and Drilling Activities.”

Exploration expenses amounted to €592 million in 2007, compared to €436 million in the previous year. This variation reflects the increase in exploration activity and costs, particularly in drilling, seismic and geological expenses.

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

Exploration expenses amounted to €436 million in 2006, compared to €275 million in the previous year.

Exploration and Production operating income in years 2007 and 2006 did not reflect any capital gains from the sale of assets.

3.3.2	Refining and Marketing

	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	(millions of euro)
Operating revenue
Spain	30,231	30,125	29,052	0.4%	3.7%
ABB	8,154	7,587	7,217	7.5	5.1
Rest of the World	6,781	5,934	5,029	14.3	18.0

Total	45,166	43,646	41,298	3.5	5.7

Refining and Marketing operating revenue for 2007 was €45,166 million, a 3.5% increase compared to a €43,646 million in 2006. This increase was mainly due to higher international products prices, which was partially offset by the depreciation of the dollar against the euro.

In 2007, LPG sales in Spain increased by 0.2% due to an 8.4% increase in sales to the wholesale market. Retail sales decreased by 0.4% due to competition from natural gas and other energy sources. In Latin America, LPG sales increased 2.4% in 2007 from 2006 mainly due to strong growth in Peru (up 14%), Chile (up 12.9%) and Ecuador (up 5.8%). In Argentina, sales decreased 5.5% due to decreased sales in the wholesale market resulting from decreased product availability, which was offset in part by strong performance in retail sales (14.6%) resulting from cold weather and the country’s improved economic growth.

Refining and Marketing operating revenue for 2006 was €43,646 million, a 5.7% increase compared to €41,298 million in 2005. This increase was mainly due to higher international product prices.

In 2006, LPG sales in Spain declined by 12.5% as a result of the competition from natural gas and other energy sources, as well as mild weather in the fourth quarter of the year.

In Latin America, LPG sales increased 9% in 2006 from 2005 mainly due to strong growth in Peru (29.0%), Ecuador (4.9%) and Argentina (5.4%), as a result of the greater purchasing power of the Argentine population.

	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	(millions of euro)
Operating income
Spain	1,804	1,714	1,980	5.3%	(13.4)%
ABB	242	12	563	1,916.7	(97.9)
Rest of the World	312	129	140	141.9	(7.9)

Total	2,358	1,855	2,683	27.1	(30.9)

Refining and Marketing operating income in 2007 increased 27.1% to €2,358 million from €1,855 million in 2006. In 2007, Refining and Marketing operating income includes €315 million realized on the sale of a 10% stake in CLH. Also in 2007, it reflects an increase of US$0.85 per barrel to US$7.21 per barrel in refining margins coupled with a slightly higher distillation level (corresponding to approximately €240 million of the increase), a positive trend in the margin-volume mix of marketing and LPG activities and a positive differential in cost of sales at replacement costs (CCS) and the Weighted Average Cost Method (MIFO system), all of which were partially offset by the depreciation of the dollar against the euro.

Refining and Marketing operating income in 2006 decreased 30.9% to €1,855 million from €2,683 million in 2005, principally reflecting lower refining margins (corresponding to approximately €600 million of the decrease) and the negative €250 million for the differential in cost of sales at replacement costs (CCS) and the MIFO system.

Repsol YPF’s refining margin indicator in 2006 decreased by US$2.10 per barrel to US$6.36 per barrel. Marketing margins in Spain were higher in 2006 than in 2005. In Argentina, however, margins were considerably lower due to the impossibility of passing product price increases on to retail prices.

3.3.3	Chemicals

	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	(millions of euro)
Operating revenue
Spain	3,870	3,177	3,089	21.8%	2.8%
ABB	909	845	691	7.6	22.3
Rest of the World	477	648	406	(26.4)	59.6

Total	5,256	4,670	4,186	12.5	11.6

Chemicals operating revenue increased by 12.5% to €5,256 million in 2007 from €4,670 million in 2006, mainly due to higher product sales prices.

Chemicals operating revenue increased by 11.6% to €4,670 million in 2006 from €4,186 million in 2005. This increase was due to higher product sale prices, in accordance with the evolution of international references for such prices.

	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	(millions of euro)
Operating income
Spain	52	178	77	(70.8)%	131.2%
ABB	131	165	176	(20.6)	(6.2)
Rest of the World	48	10	55	380	(81.8)

Total	231	353	308	(34.5)	14.6

Chemicals operating income in 2007 amounted to €231 million, 34.5% lower than in 2006. This decrease was attributable to lower income in the fourth quarter of 2007 due to a lower basic petrochemical margin and weaker activities in Argentina caused by natural gas supply restrictions in the third quarter.

In 2007, average international margins were slightly lower than in 2006. In 2007, the average basic petrochemical margin was lower than in 2006 while the derivative margins in Europe were similar to those in 2006. With respect to derivative petrochemicals in Latin America, the increases in methanol and urea margins were significant.

Chemicals operating income in 2006 amounted to €353 million, 14.6% higher than in 2005. The increase in operating income was the result of higher international margins and sales growth, despite higher energy costs.

Average international margins in 2006 can be characterized as belonging to an above average cycle. In 2006, the average basic petrochemical margin was higher than in 2005. On the other hand, the derivative margins in Europe were similar to those for 2005. In 2006, both in basic as well as derivative petrochemicals, the high prices for olefins have set the trend for international margins. With respect to derivative petrochemicals in Latin America, the strong increase in methanol margins was noteworthy.

3.3.4	Gas and Electricity

	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	(millions of euro)
Operating revenue
Spain	2,237	2,608	2,125	(14.2)%	22.7%
ABB	320	278	248	15.1	12.1
Rest of the World	597	422	392	41.5	7.7

Total	3,154	3,308	2,765	(4.6)	19.6

Gas and Electricity operating revenues in 2007 decreased 4.6% to €3,154 million from €3,308 million in 2006. This decrease was mainly due to decreases in average selling electricity prices in Spain and the depreciation of the dollar against the euro.

Gas sales volumes were stable due to the limited increase in the total gas market in Spain, where conventional demand was affected by high gas prices and the demand in the power generation sector was affected by high hydroelectric generation. The increase in gas sales volumes in Latin America was mainly due to the increase in the number of clients and the low winter temperatures experienced in Argentina. Electricity sales volumes in Spain decreased both in the generation sector and in the commercialization sector, mainly due to the decrease in pool power prices.

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

	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	(millions of euro)
Operating income
Spain	399	331	261	20.5%	26.8%
ABB	53	43	31	23.3	38.7
Rest of the World	64	95	97	(32.6)	(2.1)

Total	516	469	389	10.0	20.6

Gas and Electricity operating income in 2007 increased 10.0% to €516 million from €469 million in 2006. This increase was mainly due to the increase in commercialization gas margins in Spain and the increase in gas volumes in Latin America.

Commercialization gas margins in Spain increased in 2007 as a consequence of measures adopted to favor liberalization and the commercial policy applied by Gas Natural, based on the optimization of Gas Natural’s portfolio of liberalized gas market contracts and a more efficient risk management with regard to commodity price and exchange rate risks associated with its commercial portfolio.

Gas and Electricity operating income in 2006 increased 20.6% to €469 million from €389 million in 2005. This increase was mainly due to the increase in electricity generation volumes, the increase in gas volumes in Latin America and the greater commercialization gas margins in Spain.

3.4	Liquidity and Capital Resources

3.4.1	Financial Condition

Repsol YPF has a substantial portfolio of short-term financial investments (shown in its balance sheet as cash and temporary cash investments) and other long-term financial investments included as non-current assets. These items are deducted from total financial debt to arrive at a “net financial debt” amount. The following table sets forth net financial debt and preferred shares as of December 31, 2007 and 2006:

	As of December 31,
	2007	2006
	(millions of euro)
Non-current bank borrowings & other financial liabilities	6,647	7,038
Current bank borrowings & other financial liabilities	1,501	1,556
Effect of valuation of interest rate derivatives(1)	(182)	(270)
Effect of valuation of exchange rate derivatives(2)	(814)	(482)

Total financial debt	7,152	7,842

Less:
Cash and cash equivalents	(2,778)	(2,781)
Long term financial investments	(743)	(607)
Other financial assets(3)	(138)	(58)
Net financial debt	3,493	4,396
Preferred shares	3,418	3,445

Net financial debt including preferred shares	6,911	7,841

(1)	Interest rate swap operations are deducted from total financial debt in the balance sheet. See Note 5 to the Consolidated Financial Statements.

(2)	Corresponds to the Cross Currency Interest Rate Swap (due to the exchange rate effect), which are recorded on the consolidated balance sheet as financial assets and which are reclassified in financial liabilities as lower gross debt.

(3)	See Note 13 to the Consolidated Financial Statements regarding financial assets.

Repsol YPF finances its activities mainly in US dollars, either directly or through interest rate derivatives, which are principally cross currency interest rate swaps.

The following table sets forth certain data regarding, among other items, our consolidated total financial debt, capitalization and capital employed at December 31, 2007 and 2006:

		At December 31,
		2007	2006
		(millions of euro, except ratios)
I	Total Financial Debt	7,152	7,842

	Preference shares	3,418	3,445

II	Total financial debt including preferred shares	10,570	11,287

	Minority interests	651	609
	Equity attributable to shareholders of the parent	18,511	17,433
III	Capitalization	29,732	29,329
IV	Less
	Cash and cash equivalents	(2,778)	(2,781)
	Other financial assets	(138)	(58)
	Long-term financial investments	(743)	(607)
V	Capital Employed (III – IV)	26,073	25,883

	Total Debt to Capital Employed (I / V)	27.43%	30.29%
	Net Financial Debt to Capital Employed Ratio (I – IV / V)	13.39%	16.98%

	Total Financial Debt including preferred shares to Capital Employed (II / V)	40.54%	43.61%

	Net Financial Debt including preferred shares to Capital Employed Ratio (II – IV / V)	26.51%	30.29%

During 2007, Repsol YPF’s net financial debt (including preferred shares)-to-adjusted capital employed ratio continued its decline to 26.51% at December 31, 2007, with total outstanding net financial debt (including preferred shares) of €6,911 million at that date. “Net financial debt including preferred shares” and “capital employed” are “non-GAAP” measures which are not regulated under IFRS but which constitute material information to investors because they form an integral part of the Group’s internal reporting and planning process as relevant measures of the Group’s liquidity and creditworthiness (particularly when combined in the net financial debt-to-capital employed ratio). This is also consistent with the Group’s financial structure and condition for the following reasons:

•

Repsol YPF carries on its balance sheet a substantial portfolio of liquid financial investments (shown as cash and temporary cash investments) and other long-term financial investments (included as non-current assets). Repsol YPF’s management believes that, in these circumstances, net debt provides an appropriate basis on which to assess the level of external funding required by the Group to finance its operations; and

•

The Group’s management believes that, considering the Group’s specific financial structure, “capital employed” is the metric that more accurately and comprehensively reflects the total amount of financial resources (provided both by external parties and from its shareholders) which are being employed by the Group at any particular point in time to finance its operations.

The main Repsol YPF instruments that are currently outstanding are as follows:

In October 1997, Repsol International Capital issued US$725 million in aggregate principal amount of 7.45% preferred shares guaranteed by Repsol YPF.

On May 5, 2000, Repsol International Finance issued €1,000 million in aggregate principal amount of 6% bonds due 2010, guaranteed by Repsol YPF.

On June 21, 2001, Repsol International Finance issued €175 million in aggregate principal amount of 6% guaranteed notes due 2010, guaranteed by Repsol YPF.

Additionally, during 2001, Repsol International Capital issued preferred shares guaranteed by Repsol YPF in the following amounts: on April 24, €1,000 million and on November 21, €2,000 million.

On July 22, 2003, Repsol International Finance issued 5% guaranteed by Repsol YPF notes due 2013 in an aggregate principal amount of €1,000 million.

On October 8, 2004, Repsol International Finance issued €1,000 million in aggregate principal amount of 4.625% notes, due October 8, 2014. Payment of principal and interest is guaranteed by Repsol YPF.

On February 16, 2007, Repsol International Finance issued notes guaranteed by Repsol YPF as follows: €750 million in aggregate principal amount of Floating Rate of Euribor 3M + 0.25 guaranteed notes due 2012 and €500 million in aggregate principal amount of 4.75% guaranteed notes due 2017.

See Section 9 “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exposure” and “—Financial Debt and Preferred Shares” for a detailed discussion of Repsol YPF´s financial debt and preferred shares denominated in euros, US dollars and other currencies, and their expected maturity dates.

The following table shows the sources of net debt variation for 2007 and 2006.

	2007	2006
	(millions of euro)
Net financial debt at beginning of year	(4,396)	(4,514)
Net cash provided by continued operations before variations in working capital	6,294	6,498
Variations in working capital	(582)	(460)
Investments	(5,079)	(5,734)
Disposals	1,273	478
Dividends	(949)	(825)
Exchange rate translation effect	464	556
Other	(519)	(395)
Net financial debt at end of year	(3,493)	(4,396)

Cash flows from operating activities before variations in working capital decreased 3.1% to €6,294 million in 2007 from €6,498 million in 2006.

Cash flows from investing activities in 2007 reflected net cash outflows of €3,805 million, as a result of investments in fixed assets and other assets of €5,079 million and disposals of €1,273 million. This number does not include net financial investments of €288 million since these do not affect net debt variation.

The remaining cash flow in 2007 was used to pay €949 million in dividends relating to fiscal year 2006, as compared to €825 million in dividends paid in 2006 related to fiscal year 2005. The balance was used to reduce Repsol YPF’s outstanding debt.

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

The remaining cash flow in 2006 was used to pay €825 million in dividends relating to fiscal year 2005, as compared to €681 million in dividends paid in 2005 related to fiscal year 2004. The balance was used to reduce Repsol YPF’s outstanding debt.

3.4.1.1	Contractual Obligations

The following table sets forth information with regard to Repsol YPF’s contractual obligations for the years indicated below, as of December 31, 2007:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(millions of euro equivalent)
Contractual obligation(1)
Operating Leases	1,963	220	376	283	1,084
Transport—Time charter fees(2)	598	104	126	88	280
Operating leases(3)	1,365	116	250	195	804
Purchase obligations:	44,230	3,946	4,701	4,949	30,634
Crude oil and others(4)	4,413	1,967	1,366	504	576
Natural gas(5)	39,817	1,979	3,335	4,445	30,058
Investment commitments(6)	964	549	415	—	—
Purchases of services(7)	6,935	1,651	2,479	577	2,228
Other transport obligations(8):	6,406	89	326	567	5,424
Total financial debt(9)	10,025	1,714	3,006	1,520	3,785
Preference shares(9)	4,225	180	360	3,193	492
Other liabilities reflected on Repsol YPF’s Balance Sheet(10)	11,354	9,570	125	123	1,536

Total	86,102	17,919	11,788	11,212	45,183

(1)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using Repsol YPF’s best estimates.

(2)	Includes leases for time charter tankers for transport of crude oil, petroleum products, LPG, and natural gas not reflected in the balance sheet as of December 31, 2007. See Section 2. “Information on Repsol YPF—Operations—Refining and Marketing—Installed Capacity, Supply and Production—Transport of Crude Oil and Distribution of Petroleum Products” and Section 2. “Information on Repsol YPF—Operations—Gas and Electricity—Natural Gas—Spain.”

(3)	Reflects service station leases, which amount to €631 million.

(4)	This item does not include the Pemex contract described in Section 2. “Information on Repsol YPF—Operations—Refining and Marketing—Refining—Installed Capacity, Supply and Production.”

(5)	Includes Repsol YPF’s proportional part of Gas Natural’s long-term natural gas purchase obligations totaling €18,352 million, in which Repsol YPF held a 30.847% stake as of December 31, 2007 (this commitment includes the 25-year supply contract between Gas Natural and Sonatrach, see Section 2. “Information on Repsol YPF—Operations—Gas and Electricity—Natural Gas,” and the Repsol YPF Group’s commitments to purchase gas from Trinidad and Tobago totaling €5,747 million and from Peru totaling €15,594 million).

(6)	Principally corresponds to commitments to invest in exploration and production for a total of €604 million and the commitment to invest in combined cycles plants, through the participation in Gas Natural, for a total of €116 million.

(7)	Includes the purchase commitments of gas compression services for a total of €874 million.

(8)	Mainly reflects long-term transport obligations of Repsol YPF which amount to €2,617 million in the United States, €835 million in Canada and €422 million in Argentina. Additionally, includes €1,698 million for the future delivery of four time-charter vessels for the transport of LNG in Peru.

(9)	The amounts shown correspond to the undiscounted expected cash flows, which differ from the amounts recorded on the consolidated balance sheet.

(10)	Includes the long and short-term liabilities recorded under the long and short-term commercial creditors captions for the Repsol YPF tankers and Repsol YPF’s share in Gas Natural’s tankers leased for LNG transport, which amount to €693 million. See Section 2. “Information on Repsol YPF—Operations—Refining and Marketing—Transport of Crude Oil and Distribution of Petroleum Products” and Section 2. “Information on Repsol YPF—Operations—Exploration and Production—Other Activities—LNG.” Does not include long- and short-term provisions on the balance sheet at December 31, 2007, which amounted to €2,851 million.

The following table sets forth information with regard to Repsol YPF’s sales commitments for the years indicated below, as of December 31, 2007:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(millions of euro equivalent)
Sales Commitments(1)	34,992	4,037	5,614	4,994	20,347
Crude oil sales and others	7,686	2,071	2,553	1,521	1,541
Natural gas sales(2)	27,306	1,966	3,061	3,473	18,806
Transport(3)	124	18	25	25	56
Provision of services	3,011	191	458	414	1,948
Leases(4)	336	68	39	34	195

Total	38,463	4,314	6,136	5,467	22,546

(1)	Includes sales commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using Repsol YPF’s best estimates.

(2)	Includes natural gas sale commitments in Argentina of €8,218 million, in Spain of €3,107 million, and of €10,938 million in Mexico, and the Repsol YPF Group’s share of the Gas Natural Group’s long-term natural gas sale commitments, for a total of €1,740 million.

(3)	Fundamentally corresponds to the transport of YPF’s crude oil for a total of €118 million.

(4)	Mainly reflects the value of the lease of natural gas storage facilities (€39 million) and optical fibre assets (€221 million).

Repsol YPF has additional commitments under derivative contracts and guarantees. For a discussion of these additional commitments see Section 9. “Quantitative and Qualitative Disclosure About Market Risk” and “—Liquidity and Capital Resources—Financial Condition—Guarantees.”

3.4.1.2	Covenants in Repsol YPF’s Indebtedness

Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge and cross-default clauses.

Issues of unsecured and unsubordinated bonds representing €4,414 million (corresponding to a nominal amount of €4,425 million) at December 31, 2007 of marketable securities issued by Repsol International Finance, B.V., guaranteed by Repsol YPF, contain clauses whereby Repsol YPF undertakes to pay interest when due and the liabilities at maturity (cross-default provisions) and, subject to certain exceptions, not to create encumbrances on the assets of Repsol YPF in relation to these issues or to future issues of debt securities.

These cross-default provisions may be triggered, subject to certain circumstances, if an event of default occurs with respect to indebtedness equal to or exceeding US$20 million or 0.25% of Repsol YPF’s shareholders’ equity, and in our bonds issued in February 2007 if an event of default occurs with respect to indebtedness equal to or exceeding US$50 million or 0.25% of Repsol YPF’s shareholders’ equity.

In the event of a default under any series of our bonds, the trustee, at his sole discretion or at the request of the holders of at least one-fifth or one-quarter of the bonds, depending upon the series, can declare the bonds of that series immediately due and payable.

With respect to bond issuances totaling €112 million as of December 31, 2007 (corresponding to a nominal amount of €113 million), YPF has agreed, among other things, to pay all amounts due at maturity and, subject to certain exceptions, not to establish liens or charges on its assets which would exceed 15% of Repsol YPF’s total consolidated assets. YPF’s debt contains similar cross-default provisions with respect to the payment of principal of or interest on indebtedness equal to or exceeding US$20 million. In the event of a default, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

Neither Repsol YPF’s debt nor any of its subsidiaries’ debt is in default.

3.4.1.3	Credit Ratings

The table below sets forth Repsol YPF’s current credit ratings:

	Standard & Poor’s(1)	Moody’s(2)	Fitch(3)

Short-term debt	A-2	P-2	F-2
Long-term debt	BBB	Baa1	BBB+

(1)	On July 20, 2006, Standard & Poor’s modified their corporate rating from BBB+ to BBB, with a stable outlook.

(2)	On May 3, 2006, Moody’s confirmed the Baa1 rating with a negative outlook.

(3)	In January 2006, Fitch decided to put the rating on creditwatch. On March 28, 2006, Fitch confirmed a BBB+ rating with a stable outlook.

A security rating is not a recommendation to buy sell or hold securities. The ratings shown in the table above may be revised, suspended or withdrawn at any time by the credit rating agencies.

We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing, or our ability to obtain access to new, credit facilities in the future. Should this occur, we would seek alternative sources of funding, including issuing preference shares, issuing bonds under our Euro Medium Term Notes Program or otherwise and issuing programs of pagarés (short-term indebtedness similar to commercial paper) in the Spanish domestic market. In the past, our main sources of liquidity have been our cash flows from operations, bank financing, issuance of commercial paper, debt securities and preference shares, and the proceeds from our divestment plan. As of December 31, 2007, total available liquidity was approximately €7,791 million, consisting of approximately €4,132 million available in unused credit lines, of which €1,601 million will expire by the end of 2008 and €2,531 million will expire thereafter, €2,847 million in cash and temporary cash investments and €812 million in long-term financial investments. As of May 29, 2008, 82.48% of Repsol YPF’s credit lines matured after December 31, 2008.

Any future downgrades will not preclude us from using any of our existing credit lines.

3.4.1.4	Guarantees

As of December 31, 2007, companies of the Repsol YPF group had provided the following guarantees to companies that Repsol YPF does not consolidate under the full consolidation method or the proportional integration method:

•	Repsol YPF provided guarantees for the financing activities of Central Dock Sud, S.A. in the amount of €17.8 million;

•	Repsol YPF has provided bank guarantees for the financing activities of EniRepSa Gas Limited, in which Repsol YPF holds a 30% interest, in the amount of €12.23 million;

•	Repsol YPF has provided guarantees for the financing activities of Atlantic LNG Company of Trinidad and Tobago in which Repsol YPF holds a 20% interest, in the amount of €32.4 million; and

•

Repsol YPF has arranged bank guarantees for its stake in the heavy crude oil pipeline Oleoducto de Crudos Pesados de Ecuador, S.A. (“OCP”). The guarantees are for construction, abandonment and environmental risks up to €10 million and for operating risk up to €10 million. Repsol YPF pledged all its shares of OCP’s capital stock.

The directors of Repsol YPF do not expect significant losses to arise from these commitments, in addition to those already recorded.

3.4.2	Capital Investments and Divestitures

Capital investments in 2007 totaled €5,373 million. Repsol YPF used cash flow to finance these investments as well as the dividend payments made in respect of the 2006 fiscal year. The table below sets forth Repsol YPF’s capital expenditures and investments by activity for each of 2007, 2006 and 2005.

	2007		2006		2005
	(millions of euro)%		(millions of euro)%		(millions of euro)%
Capital investments
Exploration and Production	2,912	54.2	4,062	70.8	1,948	52.4
Refining and Marketing	974	18.1	966	16.8	995	26.8
Chemicals	176	3.3	222	3.9	170	4.6
Gas and Electricity	651	12.1	328	5.7	457	12.3
Corporate and other	660	12.3	159	2.8	143	3.9

Total capital investments	5,373	100.0%	5,737	100.0%	3,713	100.0%

Exploration and Production investments

Exploration and Production investments in 2007 were €2,912 million, a 28.3% decrease compared to 2006 (€4,062 million). Investments in 2007 were mainly in relation to the acquisition of a 28% stake in Genghis Khan in the Gulf of Mexico (USA), the construction of the Canaport regasification plant in Canada, the Peru LNG project and greater expenditure in development and exploration.

In 2007, development investments represented 56% of total exploration and production investments. The breakdown of development investments was as follows: Argentina 53%, USA 16%, Trinidad and Tobago 13%, Algeria 5% and Ecuador 3%. Development investments are those investments designed to bring discovered reserves into production, as well as necessary facilities for the treatment and withdrawal of production; therefore, these investments generally fall into the category of Exploration and Production investments. In general, drilling of wells, construction of facilities and transport systems (oil pipelines/gas pipelines), engineering, repairs of wells and other investments relate to the development of oil and gas fields.

Exploration and Production investments in 2006 were €4,062 million, a 108.5% increase compared to 2005 (€1,948 million), which, in 2006, included the purchase of a participation in the Shenzi field in the Gulf of Mexico, worth $2,145 million (€1,727 million), the construction of the Canaport regasification plant, the acquisition of a 10% stake in West Siberian Resources and greater expenditure in development and exploration.

Development investments represented 37% of total exploration and production investments. The breakdown of development investments was as follows: Argentina 59%, Trinidad and Tobago 9%, Venezuela 8%, USA 6%, Ecuador 4%, and Algeria 3%.

Refining and Marketing investments

During 2007, investments in the refining and marketing area were €974 million, a 1% increase compared to 2006. These investments were spent mainly in current refining projects to improve operations and installations, safety and the environment, product quality, and conversion.

During 2006, investments in the refining and marketing area totaled €966 million, a 2.9% decrease compared to 2005. These investments were mainly spent on improving operations, fuel quality, safety and the environment, and on conversion projects, as well as revamping and upgrading the service station network.

Chemicals investments

Chemicals investments in 2007 were €176 million, a 20.7% decrease compared to 2006, and included the coming onstream of a benzene production unit in the fourth quarter and the revamping of the cracker unit, both at Tarragona. In addition, investments have been made to improve our existing units and achieve greater efficiency and cost reductions, as well as improving product quality and safety and environmental standards.

Chemicals investments in 2006 were €222 million, a 30.6% increase compared to 2005. Investments in 2006 included a revamp at the PO/SM plant at Tarragona to increase its capacity by 33%, a benzene production unit at Tarragona plus capacity increase of the cracker and high density polyethylene plant at the Sines complex.

Gas and Electricity investments

Gas and Electricity investments in 2007 were €651 million, almost doubling investments in 2006. This increase was due to the acquisition, through Gas Natural, of five combined cycle plants and a pipeline in Mexico from EDF and Mitsubishi (valued at a total amount of US$1,448 million) at the end of 2007 and other expenditures mainly earmarked for the gas distribution business and power generation projects in Spain.

Gas and Electricity investments in 2006 were €328 million, a 28.2% decrease compared to 2005. The decline in investments was mainly due to the fact that Gas Natural purchased DERSA, a wind farm generation company, in 2005.

Corporate and other investments

Corporate and other investments in 2007 were €660 million, of which €214 million were financial investments, €162 million corresponds to the acquisition of a lot from CLH, €79 million were invested in a building in Madrid, €29 million in the headquarters in Buenos Aires, €79 million in software and information systems developments and €20 million were investments in technology.

Corporate and other investments in 2006 were €159 million, of which €59 million were invested in a building in Madrid, €18 million in the headquarters in Buenos Aires and €65 million in information systems.

Future capital expenditures and investments

Repsol YPF has projected investments for the period 2008-2012 of 32,755 million, broken down by the new business segments as described in Section 2. “Information on Repsol YPF—Organization of Repsol YPF,” as follows:

2008-2012
(millions of euro)
Future Capital Expenditures
Downstream	10,490
Upstream (*)	9,300
LNG	975
YPF	7,735
Gas Natural	3,735
Corporate assets and other	520

Total	32,755

(*)	Includes Bolivia

Future capital expenditures can be classified as follows: (i) investments planned to enhance existing assets (€17,500 million), (ii) investments necessary to implement the main growth projects identified in the Strategic Plan 2008-2012 (€14,100 million), and (iii) investments that are expected to have an impact beyond 2012 (€1,200 million).

Repsol YPF plans to intensify efforts in its Downstream activities by allocating approximately one-third of total capital expenditures during the 2008-2012 period. A significant portion (more than 80% of Downstream investments) will be allocated to activities in the Iberian Peninsula, primarily in three large growth projects:

•	The capacity expansion and conversion improvements of the Cartagena refinery (Spain), with an expected investment of €3,200 million.

•	The construction of a new coker at Bilbao’s refinery (Spain) to improve conversion, with an expected investment of €700 million.

•	The expansion of the Sines petrochemical complex (Portugal), with an expected investment of €850 million.

The three projects are expected to be completed by 2012 and are expected to have a significant impact in the Group’s results when they become operational. The remaining investments in Downstream will be mainly allocated to enhancements in the Peruvian refining and marketing assets.

Moreover, approximately 30% of the Group’s total investment for the period is expected to be allocated to Exploration and Production activities outside Argentina. The twofold purpose of this allocation is to diversify the current portfolio by investing in regions with strengths and low risk and to ensure profitable organic growth for Repsol YPF. A sizeable part of these investments will be geared towards the successful completion of five large development projects that should consolidate Repsol YPF’s position in countries and plays of great interest. These five projects are:

•	Carioca (Brazil): Deep water sub-salt field development in the Santos basin.

•	Shenzi/Genghis Khan (United States): Gulf of Mexico deep water block development.

•	I/R (Libya): Development of significant discoveries in North Africa.

•	Regganne (Algeria): Development of significant discoveries in North Africa.

•	Block 39 (Peru): Production start-up in heavy crude oil block.

The exploration activity of the Group will be increased in order to achieve reserve replacement organically. Repsol YPF expects to dedicate € 575 million annually to this effort.

In respect of LNG activities, Repsol YPF intends to develop two large projects during the 2008-2012 period: the construction and start-up of a liquefaction plant in Peru (Peru LNG) and the regasification facility in Canada (Canaport). These initiatives are expected to consolidate the competitive advantages of the trading and marketing activities that Repsol YPF undertakes through the joint venture with Gas Natural (Stream).

Finally, with respect to YPF, the key focus of Repsol YPF´s strategy will be to maximize the profitability of existing operations and optimize investments, setting an overall capital expenditure in line with the company’s depreciation (approximately € 1,500 million/year). This figure mainly includes investments to enhance the Argentine refining and marketing assets, as well as to manage the production decline of fields.

Divestitures

The total amount of proceeds from significant divestitures undertaken by Repsol YPF is presented in the following table:

	2007	2006	2005
	(millions of euro)
Divestitures
Fixed assets	681	366	271
Financial assets	564	139	287
Other assets	34	10	23

Total divestitures	1,279	515	581

The principal assets divestments in 2007 relate to the sale of the lot on which Repsol YPF is constructing a building in Madrid (€571 million), the sale of financial assets in Chile (€145 million) and the sale of a 10% stake in Compañía Logística de Hidrocarburos (CLH) (€353 million).

The principal assets divestments in 2006 relate to the sale of certain buildings in Madrid (€157 million), certain assets in México and others (€97.6 million) and Enagas and other financial assets (€ 139 million). The principal financial divestments in 2005 relate to PBB Polisur (€123.8 million) and Enagas (€125.3 million).

Those figures include the gains on the sale, which are accounted for as operating income, in accordance with IFRS.

The main income from divestitures in 2007 came from the sale of the lot on which Repsol YPF is constructing a building in Madrid (€211 million) and the sale of a 10% stake in CLH (€315 million). See Note 27 to the Consolidated Financial Statements.

The main income from divestitures in 2006 came from fixed and financial assets, among which the following are noteworthy: the sale of certain buildings in Madrid (€137 million), the sales of Gas Natural SDG’s stake in Enagas and other financial assets (€70 million) and the sale of certain Exploration & Production assets in México and others (€ 25 million).

3.5	Research and Development

Repsol YPF believes that investments in research and development (R&D) activities are fundamental in obtaining competitive technology to provide Repsol YPF with the best products, which manufactured using efficient procedures with minimal environmental impact, satisfy the needs of the market and the expectations of Repsol YPF’s customers.

Repsol YPF’s R&D programs seek to discover and incorporate the best available commercial technology and develop Repsol YPF’s own technology, permitting Repsol YPF to maintain a competitive position. In addition, Repsol YPF performs technology prospective studies to discover technologies at their initial phases that could change the future outlook of the business.

Repsol YPF collaborates with the surrounding society to promote scientific and technological development. For this purpose, Repsol YPF has a policy of collaborating by means of agreements with universities, companies and other technological centers, both public and private. The number and cash value of the contracts has significantly increased in recent years, surpassing €9 million in 2007. Areas of cooperation include initial viability studies of start-up projects and the conducting phases of the projects for which these technological centers have the knowledge and/or specific facilities. In addition, Repsol YPF participates in R&D programs sponsored by various governmental bodies (regional, national and European) and, in 2007, participated in 19 projects sponsored by the Spanish government and in seven projects sponsored by the European Union.

In 2007, Repsol YPF allocated €70 million to R&D activities at its technology centers and €7 million to R&D projects undertaken at the level of the business units. To undertake its R&D programs, Repsol YPF has two technology centers, one in Spain (Móstoles) and one in Argentina (La Plata), with 450 employees.

R&D projects and programs are undertaken throughout Repsol YPF’s value chain, including the exploration of new crude oil or gas reservoirs, the extraction, refining and transport and the processing and manufacturing of products in industrial complexes, as well as their ultimate distribution to the end-user. All of these R&D activities aim to improve our products and processes. The following are some important R&D activities by business line:

•

Exploration and Production. In the exploration and production area, R&D projects seeking to improve the petroleum and gas recovery factor of heavy crudes were undertaken. In addition, technologies are being developed to improve the use of heavier components in respect of heavy crudes, as well as in conventional reservoirs. In consortium with other companies in the industry, Repsol YPF is also developing new systems seeking to improve the exploitation of gas reservoirs by means of compressing gas at the bottom of a well.

      In the LNG area, R&D activities are being conducted on unconventional liquefaction methods seeking to reach new gas reserves. In addition, programs seeking to reduce CO2 emissions by increasing the energy efficiency of regasification are being conducted.

      R&D work is also directed at minimizing the environmental impact of Repsol YPF’s operations. For this purpose, in 2007 Repsol YPF developed and field-tested in Argentina a new rapid, low cost technology based on the use of isotopes to detect the presence of hydrocarbons in the subsoil and underground waters. This technology avoids excavation, thereby minimizing the environmental impact.

•

Petroleum Product Refinery, Marketing and LPG. The technology unit provides specialized technological support for the refineries, allowing the refineries to obtain the best quality gasolines and diesel oils beyond international regulatory requirements. In addition, new products are being developed, such as better-performing vegetable based biofuels, lubricants and asphalts that have been adapted to new environmental standards. Repsol YPF initiated the CENIT project in the asphalt area, which was 50% underwritten by the CDTI. Along with the PiIBE (biodiesel) project of 2006, the CENIT project recognizes the value of technology at Repsol YPF and its capacity to lead initiatives of this kind.

Repsol YPF’s technology centers develop and manufacture competition fuels, which are used in racing competitions by leading teams such as Honda, Aprilia, Ducati and Mitsubishi. In 2007, Repsol’s CTR-40 competition fuel was selected by Honda HRC as the best competition fuel for the third consecutive year. The technological knowledge acquired in these cutting-edge areas allows Repsol YPF to improve the commercial products that reach end-users.

•

Petrochemicals. Resources allocated to the development of polypropylene oxide and styrene (OP/SM) technology have consolidated best practices with the expansion of the capacity of the Tarragona OP/SM plant. Repsol YPF has also developed a process to obtain polyoles using the DMC catalyzer, which underwent successful industrial testing at the Puertollano industrial complex and will make it possible to double the capacity of the existing units.

      Repsol YPF will also lead the CENIT MEDIODIA project in the petrochemicals area. A consortium of 12 companies and more than 20 agencies will participate in the project and cooperate in research on agriculture to develop a new type of advanced, highly automated greenhouse. The project has a budget of €28 million for the 2007-2010 period.

4. Directors, Senior Management and Employees

4.1	Directors and Officers of Repsol YPF

4.1.1	Board of Directors

As of May 29, 2008, the members of the Board of Directors of Repsol YPF were as follows:

	Position	Year Appointed	Current Term Expires
Antonio Brufau Niubó(1)(2)	Chairman and Director	1996	2011
Luís Fernando del Rivero Asensio(1)(6)	1st Vice-Chairman and Director	2006	2011
Isidro Fainé Casas(1)(5)	2nd Vice-Chairman and Director	2007	2012
Juan Abelló Gallo(6)(12)	Director	2006	2011
Paulina Beato Blanco(3)(7)	Director	2005	2010
Artur Carulla Font(3)(10)	Director	2006	2010
Luís Carlos Croissier Batista(3)(12)	Director	2007	2011
Carmelo de las Morenas López(3)(8)	Director	2003	2011
Ángel Durández Adeva(3)(8)	Director	2007	2011
Javier Echenique Landiríbar(1)(3)(8)	Director	2006	2010
Antonio Hernández-Gil Álvarez-Cienfuegos(1)(3)(9)	Director	1997	2009
Jose Manuel Loureda Mantiñán(6)(12)	Director	2007	2011
Juan María Nin Génova(5)(10)(12)	Director	2007	2012
PEMEX Internacional España, S.A.(1)(4)(11)	Director	2004	2010
Henri Philippe Reichstul(1)(3)	Director	2005	2010
Luís Suárez de Lezo Mantilla(1)(2)	Director and Secretary	2005	2009

(1)	Member of the Delegate Committee (Comisión Delegada).

(2)	Executive Director.

(3)	Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors.

(4)	Raúl Cardoso Maycotte serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol YPF, S.A. Spanish law permits limited liability companies to serve as members of the Board of Directors. A company serving in such a capacity must appoint a natural person to represent it at the meetings of the Board of Directors.

(5)	Nominated for membership by Criteria CaixaCorp, S.A., member of La Caixa Group.

(6)	Nominated for membership by Sacyr Vallehermoso, S.A.

(7)	Chairman of the Audit and Control Committee.

(8)	Member of the Audit and Control Committee.

(9)	Chairman of the Nomination and Compensation Committee.

(10)	Member of the Nomination and Compensation Committee.

(11)	Chairman of the Strategy, Investment and Corporate Social Responsibility Committee.

(12)	Member of the Strategy, Investment and Corporate Social Responsibility Committee.

The principal business activities of the Directors of Repsol YPF performed outside Repsol YPF are:

Antonio Brufau Niubó: Vice-Chairman of Gas Natural SDG., S.A., Chairman of Comupet Madrid 2008, S.L. and Chairman of Foundation Repsol YPF.

Luis Fernando del Rivero Asensio: Executive Chairman of Sacyr Vallehermoso, S.A., and Director of the following entities of the Sacyr Vallehermoso Group: Testa Inmuebles en Renta, S.A., Sacyr, S.A.U., Vallehermoso División Promoción, S.A.U., Itínere Infraestructuras, S.A., Valoriza Gestión, S.A.U., Autovía del Noroeste Concesionaria de la Comunidad Autónoma de la Región de Murcia, S.A., Autopista del Atlántico Concesionaria Española, S.A., Autovía del Barbanza Concesionaria de la Xunta de Galicia, S.A., Sociedad Concesionaria Aeropuerto de Murcia, S.A., Aeropuerto de la Región de Murcia, S.A., Somague S.G.P.S., Vice-Chairman of Autopista Vasco Aragonesa Concesionaria Española, S.A. Joint and Several Administrator of Sacyr Vallehermoso Participaciones Mobiliarias, S.L., Sacyr Vallehermoso Participaciones, S.A.U, and Chairman of Tesfran.

Isidro Fainé Casas: Chairman of “la Caixa”, Chairman of Abertis Infraestructuras, S.A., First Vicechairman of Telefónica, S.A., Vicechairman of Criteria CaixaCorp, S.A., Chairman of Foundation “la Caixa”, Director of Banco BPI, S.A., Brisa Auto-Estradas de Portugal, S.A., Port Aventura, S.A. and Sanef, and Vicechairman of Confederación Española de Cajas de Ahorros (CECA).

Juan Abelló Gallo: Chairman of Torreal, S.A. and Alcaliber, S.A. (as representative of Nueva Compañía de Inversiones, S.A.); Vicechairman of Sacyr Vallehermoso, S.A. (as representative of Nueva Compañía de Inversiones, S.A.) and CVNE (as representative of Austral, B.V.); and Director of Zed Worldwide, S.A. (as representative of Nueva Compañía de Inversiones, S.A.) and Grupo Banca Leonardo.

Paulina Beato Blanco: Advisor to the Iberoamerican Secretariat General (Secretaría General Iberoamericana), Director of Solfocus Europe, professor for Economic Analysis in various universities and member of a special Board for promoting Knowledge Society in Andalusia.

Artur Carulla Font: Chief Executive Officer of Arborinvest, S.A. and Corporación Agrolimen, S.A., Chairman of the following companies: Affinity Petcare, S.A., Preparados Alimenticios, S.A. (Gallina Blanca Star), Biocentury, S.L., The Eat Out Group, S.L. Reserva Mont-Ferrat, S.A., Director of Arbora & Ausonia, S.L.U, Quercus Capital Riesgo, SCR, RS, S.A. and Consorcio de Jabugo, S.A., Member of the Regional Board of Telefonica in Catalonia, Vice-Chairman of Círculo de Economía, Vice-Chairman of Foundation ESADE, Member of Foundation Lluis Carulla, Member of the Management Board of Instituto de la Empresa Familiar and Member of Foundation MACBA (Museo de Arte Contemporáneo de Barcelona).

Luís Carlos Croissier Batista: Director of Adolfo Dominguez, S.A., Testa Inmuebles en Renta, S.A., High Tech Hotels & Resorts, S.A., Eolia Renovables de Inversiones SCR, S.A., Grupo Copo de Inversiones, S.A. and Begar, S.A., and Sole Director of Eurofocus Consultores, S.L.

Carmelo de las Morenas López: Director of the Britannia Steam Ship Insurance Association Limited, Faes Farma, S.A. and Orobaena S.A.T.

Ángel Durández Adeva: Director of Gestevisión Telecinco, S.A., Member of the Advisory Board of Iroko Films, Arcadia Capital, Exponencial-Agencia de Desarrollos Audiovisuales, S.L., DBP Consultants, Ambers & Co, Responsables Consultores and FRIDE (Foundation for international relations and foreign development), Director of Real Estate Equity Portfolio, S.A., Chairman of Información y Control de Publicaciones, S.A., Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente and Vicepresident of Fundation Euroamérica.

Javier Echenique Landiríbar: Director of Telefónica Móviles, México, Actividades de Construcción y Servicios (ACS), S.A., Abertis Infraestructuras, S.A., Uralita, S.A., Grupo Empresarial ENCE, S.A., Celistics, L.L.C. and Consulnor, S.A. Furthermore, Javier Echenique Landiríbar is Member of the Delegate Committee of Telefónica, S.A. in the Basque region, Member of the Advisory Board of Telefónica Spain, Member of the Foundation Board of Fundación Novia Salcedo, Director of Agencia de Calidad y Acreditación del Sistema Universitario Vasco and Member of the Círculo de Empresarios Vascos.

Antonio Hernández-Gil Álvarez-Cienfuegos: Director and Member of the Audit and Control Committee of Barclays Bank, S.A. and Dean of the Madrid Bar Association.

José Manuel Loureda Mantiñán: Director of Sacyr Vallehermoso, S.A. (as representative of Prilou, S.A.), Chairman of Valoriza Gestión, S.A.U. and Director of Autopista Vasco Aragonesa Concesionaria Española, S.A., Vallehermoso División Promoción, S.A.U., Testa Inmuebles en Renta, S.A., Sacyr, S.A.U., Itínere Infraesturas, S.A. and Somague S.G.P.S., S.A.

Juan María Nin Génova: General Manager and C.E.O of “la Caixa”, Vice-Chairman of “la Caixa” Foundation and Director of Criteria CaixaCorp, S.A., CaiFor, S.A., Gas Natural SDG, S.A. and Banco BPI, S.A. Board Member of Universidad de Deusto, ESADE Foundation, Círculo Ecuestre and APD (Management Progress Association) and Member of the Board of Trustees at Federico García Lorca Foundation and Consejo España-Estados Unidos Foundation.

Raúl Cardoso Maycotte: Managing director of PEMEX Internacional España, S.A. and P.M.I. Holdings Petróleos España, S.L., as well as the Mexican representative for OPEC and the International Energy Agency, amongst other forums.

Henri Philippe Reichstul: Member of the Strategic Board of ABDIB, Member of the Board of Ashmore Energy Internacional, Chairman of Brenco—Companhia Brasileira de Energía Renovável, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of the Conseil of Surveillance of Peugeot Citroen, S.A. and Vice-Chairman of the Board of the Brazilian Foundation for Sustainable Development.

Luís Suárez de Lezo Mantilla: Director of Compañía Logística de Hidrocarburos, S.A. (CLH), Director of Repsol Gas Natural LNG, S.L. and Member of Foundation Repsol YPF.

4.1.2	Delegate Committee (“Comisión Delegada”)

The Delegate Committee has been permanently delegated all the powers of the Board of Directors, except those which cannot by law be delegated and those considered as such by the Regulations of the Board of Directors. The Delegate Committee meets when it is summoned by the Chairman or when requested by a majority of its members in accordance with the Regulations of the Board of Directors. The Chairman of the Board of Directors serves as the Chairman of the Delegate Committee and the Secretary of the Board serves as Secretary to the Committee.

Whenever the issue is of sufficient importance, in the opinion of the Chairman or three members of the Delegate Committee, the resolutions adopted by the Delegate Committee shall be submitted to the full Board for ratification. The same shall be applicable in any business referred by the Board to be studied by the Delegate

Committee, while reserving the ultimate decision to the Board. In all other cases, the resolutions adopted by the Delegate Committee shall be valid and binding with no need for subsequent ratification by the Board. The Delegate Committee is composed of the Chairman and a maximum of seven directors, who are appointed from among the executive directors, institutional outside directors and independent outside directors, based upon the relative weight of each type of director in the current composition of the Board of Directors. The Regulations that govern the Delegate Committee are set out in Repsol YPF’s Bylaws and the Regulations of the Board of Directors.

4.1.3	Audit and Control Committee (“Comisión de Auditoría y Control”)

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

Moreover, the Audit and Control Committee is also responsible for supervising the procedures and systems for recording and internal controls over the Group’s hydrocarbon reserves and steers the environmental and work safety policies, guidelines and objectives of the Repsol YPF Group.

To ensure the adequate performance of its duties, the Audit and Control Committee may obtain advice from lawyers or other independent professionals who report their findings directly to the Audit and Control Committee.

The Audit and Control Committee is composed of a minimum of three directors appointed for a four-year term. Its members shall have the necessary time commitment, capability and experience to perform their function. In addition, the Audit and Control Committee Chairman must be an independent outside director and have experience in business management and familiarity with the accounting procedures; in any event, one of the Audit and Control Committee’s members must have the financial experience required by the market regulatory agencies. Executive directors may not sit on the Audit and Control Committee.

The Regulations that govern the Audit and Control Committee are set out in Repsol YPF’s Bylaws and in the Regulations of the Board of Directors. See Section 13A. “Audit Committee Financial Expert.”

Activities of the Audit and Control Committee during 2007

The Audit and Control Committee held 10 meetings during 2007 and, among other activities, has performed: (i) the periodic review of the financial information; (ii) the monitoring of the annual corporate audit plan; (iii) the supervision of the internal control systems; and (iv) the oversight of the independence of the external auditors.

The Audit and Control Committee adopted in 2005 certain procedures for the receipt, retention and treatment of complaints received by Repsol YPF regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission of concerns regarding questionable accounting or auditing matters. Communications on these matters can be sent to the Audit and Control Committee via our corporate website, Repsolnet or by traditional post or electronic mail.

4.1.4	Nomination and Compensation Committee (“Comisión de Nombramientos y Retribuciones”)

The Nomination and Compensation Committee of the Board of Directors, established on February 27, 1995, is composed of a minimum of three non-executive Directors appointed by the Board of Directors for a four-year term. The Chairman of the Committee must be an independent outside director.

The Nomination and Compensation Committee advises and reports to the Board of Directors on the selection, nomination, reelection and termination of Directors, the Managing Director, the Chairman, the Vice Chairmen, the Secretary, the Assistant Secretary, and Directors appointed as members of Board committees. The Committee submits proposals on the Board’s compensation policy and, in the case of the Executive Directors, the additional compensation for their executive duties and the other terms of their contracts. The Committee also reports on the appointment of Repsol YPF’s senior executives and their general compensation and incentive policy.

The Regulations that govern the Nomination and Compensation Committee are set out in the Regulations of the Board of Directors.

4.1.5	Strategy, Investment and Corporate Social Responsibility Committee (“Comisión de Estrategia, Inversiones y Responsabilidad Social Corporativa”)

On December 19, 2007, the Board of Directors agreed in the course of amending its Regulations that the Strategy, Investment and Competition Committee would be replaced by the Strategy, Investment and Corporate Social Responsibility Committee.

The Strategy, Investment and Corporate Social Responsibility Committee is composed of a minimum of three directors appointed by the Board of Directors for a four-year term. The majority of the members of the Committee and its Chairman must be non-executive Directors.

The Strategy, Investment and Corporate Social Responsibility Committee reports on the major figures, goals, and revisions of Repsol YPF’s Strategic Plan, strategic decisions of significance to Repsol YPF and investments in or divestments of assets which have been identified by the CEO as requiring the Committee’s review due to their size or strategic significance.

The Committee also provides guidance on the policy, objectives and guidelines of Repsol YPF in the area of corporate social responsibility and informs the Board of Directors on such matters.

The Regulations that govern the Strategy, Investment and Corporate Social Responsibility are set out in the Regulations of the Board of Directors.

4.1.6	Executive Committee (“Comité de Dirección”)

Effective as of January 13, 2005, Repsol YPF approved an organizational structure that simplified and rationalized the committee structures of the Company, and streamlined the decision-making process. The former Executive Committee and the Management Committee were replaced by a single Executive Committee (“Comité de Dirección”), which is charged with the tasks of defining the Group’s strategy and managing the Group’s operations, and as of May 31, 2008 whose members were as follows:

Name	Position
Antonio Brufau Niubó	Chairman and Chief Executive Officer
Miguel Martínez San Martín	Chief Operating Officer
Pedro Fernández Frial	Executive Managing Director of Downstream
Nemesio Fernández-Cuesta Luca de Tena	Executive Managing Director of Upstream
Javier Macián Pérez	Group Managing Director of Human Resources
Jaume Giró Ribas	Group Managing Director of Communication and Head of the Chairman’s Office
Antonio Gomís Sáez	Executive Managing Director of YPF
Enrique Locutura Rupérez	Executive Managing Director of LNG
Fernando Ramírez Mazarredo	Chief Financial Officer
Luís Suárez de Lezo Mantilla	General Counsel and Secretary of the Board of Directors
Cristina Sanz Mendiola	Group Managing Director of Resources

The following is a summary of the business experience and areas of expertise of the members of the Executive Committee.

Antonio Brufau Niubó: Graduate in Economics from the University of Barcelona. From 1999 to 2004, held the position of Managing Director for the “La Caixa” Group. Appointed Chairman of the Gas Natural Group in July 1997, he served as a member of the Repsol YPF Board of Directors from 1996, until nominated Chairman and CEO of this oil company on October 27, 2004, position which he currently occupies. He is also Vice Chairman of the Gas Natural Group. During his extensive business career, Antonio Brufau has served on the Board of Directors of several companies, including Suez, Enagás, Abertis, Aguas de Barcelona, Colonial and Caixa Holding, the CaixaBank France and CaixaBank Andorra. Until December 2005, he was the only Spanish member in the Executive Committee of the International Chamber of Commerce (ICC). In July 2002, he was appointed Chairman of Barcelona’s Círculo de Economía, a position he occupied until July 2005.

Miguel Martínez San Martín: He is an Industrial Engineer with a degree from the Escuela Técnica Superior de Ingenieros Industriales of Madrid who specializes in financial information systems. On May 31, 2007 he was appointed chief operating officer and had previously joined the Executive Committee of Repsol YPF in January 2005 as Group Managing Director of Control and Corporate Development. In 1993 he started at Repsol YPF as Economic Financial Director of Refining and Repsol Comercial, where he has also held the position of Director of the company-owned-and-operated network, Campsared. Afterwards, and until 2005, he was Director of Repsol YPF´s Service Stations in Europe.

Pedro Fernández Frial: He is an Industrial Engineer with a degree from the Escuela Técnica Superior de Ingenieros Industriales of Madrid. Until becoming Executive Managing Director of Downstream in 2005, he occupied the position of Corporate Director of Planning and Control of Repsol YPF.

Nemesio Fernández-Cuesta Luca de Tena: Graduate in Economics and Business Studies by the Madrid Universidad Autónoma. Spanish State Economist since 1981. In 1996 he was appointed Secretary of Energy and Natural Resources by the Spanish Government. He came back to Repsol YPF in 2003 holding the position of Director of Shared Services and currently he is Executive Managing Director of Upstream.

Javier Macián Pérez: He has been appointed Group Managing Director of Human Resources. He was previously Director of Human Resources for ABB. His professional experience includes top management positions in the Human Resources Area in Argentina and Spain, including Director of Human Resources in Refining and Marketing (1999-2001), Director of Human Resources Europe (2001-2002), and Director of Human Resources Services (2002-2005). With his appointment, he is now part of the Executive Committee of Repsol YPF.

Jaume Giró Ribas: He received his degree in Communication Sciences from the University of Navarra and a diploma in Business Administration and Management from the ESADE. Since November 2004, he has been Group Executive Director of Communication and Head of the Chairman’s Office of Repsol YPF.

Antonio Gomís Sáez: He has been appointed Executive Managing Director of YPF, and was until recently Repsol YPF´s Director of the Chemical Division for Europe and the rest of the world. Antonio Gomís’ professional experience in Repsol YPF Group started in 1974, and in 1986 he was appointed Director of International and Institutional Relations of Repsol S.A., which he held until 1997. That year he was designated General Director of Energy for Spain. In 2000, he again joined Repsol YPF Group as the Corporate Director for External Relations. With his appointment, he joins the Repsol YPF Executive Committee.

Enrique Locutura Rupérez: Mining Engineer (E.T.S.I.M., Madrid). In 2000 he was appointed Corporate Director of Shared Services at Repsol YPF, a post he held until June 23, 2003 when he became Chief Executive Officer of Gas Natural. From January 13, 2005, to May 31, 2007 he was the Executive Director Argentina, Brazil and Bolivia for Repsol YPF.

Fernando Ramírez Mazarredo: He received his degree in Economic and Business Sciences from the University of Madrid and is a Certified Public Accountant. He was Chairman of the Spanish Financial Futures market (“Mercado Español de Futuros Financieros”) from April 2004 to June 2005.

Luís Suárez de Lezo Mantilla: He received his degree in Law from the Universidad Complutense of Madrid and is State Attorney (on leave) specializing in Commercial and Administrative Law. He is General Counsel and Secretary of the Board of Directors of the Repsol YPF Group.

Cristina Sanz Mendiola: She holds a Senior Industrial Engineer degree from the Escuela Técnica Superior de Ingenieros Industriales of Madrid. As a member of the Corps of Industrial Engineers of the Spanish Ministry of Industry and Energy, she was appointed General Subdirector of International Industrial Relations in charge of both bilateral and European Union relations. Afterwards, she was General Subdirector of Energy Planning of the Spanish Government, whose responsibilities included the areas of Environment and Research and Development. In 1994, she joined Repsol YPF and since January 2005, she has been in charge of Resources, being responsible for Engineering, Information Systems, Technology, Purchasing and Contracting, Environment and Safety, and Insurance.

Members of the Executive Committee of Repsol YPF do not serve for a predetermined term, but instead are employed for a period which is, in principle, indefinite until retirement, death or voluntary or involuntary termination.

4.1.7	Disclosure Committee (“Comité Interno de Transparencia”)

Repsol YPF’s Disclosure Committee was created in November 2002 and performs, among others, the following functions:

•

Supervision of the establishment and maintenance under the Chief Executive Officer and the Chief Financial Officer of procedures governing the preparation of information to be publicly released by Repsol YPF in accordance with applicable law and regulation or which are, in general, communicated to the markets, in addition to the supervision of certain controls and other procedures that are designed to ensure that (1) such information is recorded, processed, summarized and reported accurately and on a timely basis, and (2) such information is accumulated and communicated to management, including to the Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding such requisite disclosure, making the improvement proposals it deems appropriate to the Chief Executive and Chief Financial Officer;

•

Revision and evaluation of the accuracy, reliability, sufficiency and clarity of all information contained in documents designated for public release by Repsol YPF, including, in particular, communications made to the CNMV, the SEC, the CNV and the other regulators and supervisory bodies of the stock markets on which shares in Repsol YPF, S.A. are listed;

•	Supervision of the Disclosure Committee established by YPF, S.A. in connection with the listing of its shares in the United States; and

•

Carrying out any other function which, in connection with the preparation and communication of financial information, is requested by the Board of Directors, the Audit and Control Committee, the Chief Executive Officer or the Chief Financial Officer.

The Disclosure Committee is composed of the Corporate Director of Administration and Management Control, who is the Chairman of the Committee, the Legal Services Corporate Director, who acts as the Secretary of the Committee, the External Relations and Communications Corporate Director, the Strategy and Corporate Development Corporate Director, the Audit and Control Director, the Consolidation and Reporting Director, the Investor Relations Director, the Corporate Risk Management Director, the Corporate Governance Affairs Director, a representative of the Group Managing Division of Human Resources, a representative of the Executive Managing Division of Upstream, a representative of the Executive Managing Division of Downstream, a representative of the Executive Managing Division of LNG and a representative of the Executive Managing Division of YPF.

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

Spanish law does not regulate the types of directors nor, for that matter, the indispensable requirements to determine their independence. However, the Bylaws and the Regulations of the Board of Directors of Repsol YPF, following international market practice and the principles and recommendations of the “Spanish Unifed Good Governance Code of Listed Companies” (approved by the CNMV on May 2006), recognizes, at least, four classes of directors: executive directors, directors nominated by an individual shareholder based on the extent of his/her shareholding (institutional outside directors or “dominical directors”), independent outside directors and other outside or non-executive Directors who cannot be considered dominical or independent.

Taking into consideration the definition of “independent director” provided by the Spanish Unified Good Governance Code of Listed Companies, article 13 of the Regulations of the Board of Directors establishes that the following persons may not be nominated or designated as independent outside directors:

(a)	Past employees or Executive Directors of group companies, unless three or five years have elapsed, respectively, from the end of the relationship.

(b)	Persons who have received some payment or other form of compensation from Repsol YPF or the Group in addition to their directors’ fees, unless the amount involved is not significant. Dividends or pension supplements received by a Director for prior employment or professional services are excluded, provided that such supplements are non contingent (i.e., the paying company has no discretionary power to suspend, modify or revoke the payment).

(c)	Persons who during the past three years were partners at the external auditor or the firm responsible for the audit report of Repsol YPF or any other Group company.

(d)	Executive directors or senior officers of another company where an Executive Director or senior officer of Repsol YPF is an outside director.

(e)	Persons with material business dealings with Repsol YPF or a Group company or who have had such dealings in the preceding year, either on their own account or as the significant shareholder, director or senior officer of a company that has or has had such dealings. Business dealings include the provision of goods or services, including financial services, as well as advisory or consultancy relationships.

(f)	Significant shareholders, executive directors or senior officers of an entity that receives significant donations from Repsol YPF or its Group, or has received significant donations from Repsol YPF in the past three years. This provision does not apply to those who are merely trustees of a foundation receiving donations.

(g)	Spouses or related persons maintaining an analogous relationship, or close relatives of one of Repsol YPF’s executive directors or senior officers.

(h)	Any person not proposed for appointment or renewal by the Nomination and Compensation Committee.

(i)	Persons in some of the situations set out in (a), (e), (f) or (g) above in relationships with a significant shareholder or a shareholder with Board representation. In the case of the family relations set out in (g) above, the limitation applies not only in connection with the shareholder but also with institutional outside directors of Repsol YPF.

As of the date of this annual report, eight of the sixteen members of the Board of Directors are independent outside directors in accordance with the provisions of the Bylaws and the Regulations of the Board of Directors.

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

The Spanish norm (Law 44/2002, of 22 of November) establishes that the composition of the Audit and Control Committee must be a majority of non-executive directors. Nevertheless, in accordance with the Bylaws and the Regulations of the Board of Directors, executive directors may not be members of this committee. See “—Audit and Control Committee (“Comisión de Auditoría y Control”).”

During 2007 and as of the date of this annual report, the Audit and Control Committee of the Board of Directors of Repsol YPF was composed of four independent directors (as defined in the Regulations of the Board of Directors). All members of the Audit and Control Committee of the Board of Directors of Repsol YPF are independent in accordance with Rule 10A-3.

Compensation and Nomination Committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Spanish law, these committees are not required, though there is a non-binding recommendation for listed companies in Spain to have these committees and for them to be composed of a majority of non-executive directors and of a majority of independent outside directors. It is also recommended that these committees be chaired by an independent outside director.

Repsol YPF satisfies these non-binding recommendations, in as much as it has a Nomination and Compensation Committee and, according to the provisions of the Regulations of the Board of Directors governing such Committee, comprises non-executive directors and the majority of its members and its Chairman are independent outside directors. See “—Nomination and Compensation Committee (“Comisión de Nombramientos y Retribuciones”).”

Separate Meetings for Non-executive and Independent Directors

In accordance with NYSE corporate governance rules, non-executive directors must meet periodically outside of the presence of the executive directors. If the group of non-executive directors include directors who are not independent, the NYSE corporate governance rules provide that a meeting of independent directors only should be scheduled at least once a year.

Under Spanish law, this practice is not contemplated and as such, the non-executive directors or the independent outside directors on the Board of Directors of Repsol YPF do not meet outside of the presence of the executive directors or shareholder-nominated directors.

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

The amount of remuneration accrued in 2007 and 2006 by members of the Board of Directors by reason of their membership thereof amounted to €4.54 million and €3.92 million, respectively. The following table provides details on accrued remuneration in 2007:

	Remuneration for Membership on the Board of Directors
	Board of Directors	Delegate Committee	Audit and Control Committee	Nomination and Compensation Committee	Strategy, Investment and Corporate Social Responsibility Committee	Total
	(euro)
Antonio Brufau Niubó	165,661	165,661	—	—	—	331,322
Luis Suárez de Lezo Mantilla	165,661	165,661	—	—	—	331,322
Antonio Hernández-Gil Álvarez-Cienfuegos	165,661	165,661	—	41,415	—	372,737
Ricardo Fornesa Ribó(1)	13,805	13,805	—	—	—	27,610
Carmelo de las Morenas López	165,661	—	82,830	—	—	248,491
Jorge Mercader(2)	151,856	151,856	—	—	37,694	341,676
Henri Philippe Reichstul	165,661	165,661	—	—	—	331,322
Paulina Beato Blanco	165,661	—	82,830	—	—	248,491
Javier Echenique Landiribar	165,661	165,661	82,830	—	—	414,152
Artur Carulla Font(3)	165,661	—	34,513	41,415	—	241,589
Luís del Rivero Asensio	165,661	165,661	—	—	—	331,322
Juan Abelló Gallo	165,661	—	—	—	41,415	207,076
PEMEX Internacional España, S.A.	165,661	165,661	—	—	41,415	372,737
José Manuel Loureda(4)	165,661	—	—	—	41,415	207,076
Manuel Raventós Negra(2)(4)	151,856	—	—	37,964	—	189,820
Luís Carlos Croissier Batista(5)	110,440	—	—	—	24,159	134,599
Isidro Fainé Casas(6)	13,805	13,805	—	—	—	27,610
Juan María Nin Génova(6)	13,805	—	—	3,451	3,451	20,707
Ángel Durández Adeva(5)	110,440	—	48,318	—	—	158,758

(1)	Resigned at the Meeting of the Board of Directors held on January 31, 2007.

(2)	Resigned from the Board of Directors on December 19, 2007.

(3)	Resigned from the Audit and Control Committee on May 30, 2007.

(4)	Appointed at the Meeting of the Board of Directors held on January 31, 2007.

(5)	Appointed at the General Shareholders’ Meeting held on May 9, 2007.

(6)	Appointed at the Meeting of the Board of Directors held on December 19, 2007.

In addition:

•	The members of the Board of Directors of Repsol YPF have not been granted any loans or advances by any Group company, jointly controlled entity or associate; and

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

Remuneration for Management Functions

The remuneration, fixed and variable, in cash and in kind received during the year 2007 by the members of the Board of Directors who had relationships of an employment nature or who performed executive responsibilities in the Group during the fiscal year reached a total of approximately €3.48 million, with €2.28 million pertaining to Mr. Antonio Brufau and €1.20 million to Mr. Luis Suárez de Lezo. These amounts do not include the ones itemized in the section “From life insurance and retirement policies and contributions to pension plans and the loyalty bonus” below.

Remuneration for Membership on the Board of Directors of Affiliated Companies

The amount of remuneration accrued in 2007 and 2006 by members of the Board of Directors of Repsol YPF, for their membership in the Board of Directors of Group companies, jointly controlled entities or associates, totaled approximately €0.4 million and €0.4 million, respectively. The following table shows details of the remuneration received from each company:

	YPF	Gas Natural	Enagas	CLH	Total
	(euro)
Antonio Brufau Niubó	74,417	265,650	—	—	340,067
Luís Suárez de Lezo Mantilla	—	—	—	33,340	33,340

From Civil Liability Insurance Premiums

The members of the Board of Directors are covered by the same civil liability policy that insures all managers and management personnel of the Repsol YPF Group.

From life insurance and retirement policies and contributions to pension plans and the loyalty bonus

The cost of the retirement, disability and death insurance policies and of the contributions to pension plans and to the loyalty bonus, including, as pertinent, those pertaining to entries on account, which the Company has incurred for members of the Board of Directors with executive responsibilities within the Group, amounted to a total of €2.55 million in 2007. Of this amount, €2.31 million relate to Mr. Antonio Brufau and €0.24 million relate to Mr. Luís Suárez de Lezo.

Incentives

During 2007, provisions were made for a total amount of €0.20 million relating to incentive programs in effect, of which Luis Suárez de Lezo is the beneficiary.

Chairman and Chief Executive Officer Mr. Antonio Brufau does not participate in any of the incentive programs in force at this time.

Indemnities to Members of the Board of Directors

In 2007, no member of the Board of Directors received any indemnity payment from Repsol YPF.

Transactions with Members of the Board of Directors

Except for the remuneration earned, the dividends received from the shares held by them and, in the case of outside institutional directors, the transactions described in Section 5.2 “Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Major Shareholders,” the directors of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

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

Remuneration of Senior Management

The information in the following section relates to the 10 persons who are or were members of the senior management of the Group in 2007, excluding those who are also members of Repsol YPF’s Board of Directors.

Wages and Salaries

Senior management receives fixed and variable remuneration, the latter of which consists of an annual bonus calculated as a specific percentage of the fixed remuneration, earned on the basis of the degree to which certain targets are met and, where appropriate, payments due under the multi-year incentive plan.

The total remuneration earned in 2007 by members of the Senior Management who form or formed part of the Executive Committee, during the period in which they belonged to the Executive Committee, amounted to approximately €11.66 million, broken down as follows:

2007
(euro)
Salary	6,358,335
Attendance fees	439,504
Variable remuneration	3,281,591
Compensation in kind	1,579,208

Total	11,658,638

Incentives

At Repsol YPF, there are several loyalty-building programs geared toward the Group’s executives, consisting of setting a medium- and long-term incentive, as part of the remuneration system. The programs aim to strengthen the executives’ ties with the interests of the shareholders, and at the same time further the continued employment within the Group by the most outstanding personnel in an increasingly competitive employment market.

During the 2007 fiscal year, in relation to the executive staff provisions were set aside reaching a total of €1.51 million for the four incentive plans in effect (2004-2007, 2005-2008, 2006-2009 and 2007-2010).

Executive welfare plan and loyalty bonus

The amount of the contributions made for 2007 by the Group for its executive staff in the executive welfare plan and the loyalty bonus amounted to €1.32 million.

Pension Fund and Insurance Premiums

In 2007, the amount of contributions made by the Group with respect to the mixed defined contribution plans adapted to the Pension Plans and Funds Act maintained in respect of management personnel, together with the amount of premiums paid for life and accident insurance, amounted to €0.37 million (this amount is included in the amounts shown above under “—Wages and Salaries”).

Senior management personnel are covered by the same civil liability policy that covers all managers and directors of the Repsol YPF Group.

Advances and Loans

At December 31, 2007, Repsol YPF had granted loans to members of senior management amounting to €0.17 million, which bore average interest of 3.5% in 2007. All such loans were granted before 2003.

Indemnity and Severance Payments to Executives

In 2007, the indemnity payments made to the members of the former senior management in all their capacities amounted to €10.93 million.

On the other hand, members of Repsol YPF’s Senior Management are entitled to severance payments, provided that the termination of their employment with Repsol YPF is not the result of the nonperformance of employment duties, retirement, disability or the employee’s voluntary withdrawal. The severance payment obligation is recorded as a provision for pension and as a personnel expense (only when the Senior Management team member and the Group terminate the employment relationship, if such termination occurs for any of the causes that give rise to such severance payment and the right to receive it has accrued).

Repsol YPF is covered by a group insurance contract to guarantee such benefits of Senior Management, including the General Counsel and the Secretary of the Board of Directors.

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

The total number of shares owned individually by the members of the Board of Directors according to the latest information available to Repsol YPF was 374,341, which represents 0.03% of the capital stock of Repsol YPF as of the date of this annual report.

	Number of shares owned	Number of shares indirectly held	Total shares	%Total shares outstanding	Nominating shareholders	Number of shares owned by nominating shareholders
						Number(1)%
Antonio Brufau Niubó	205,621	—	205,621	0.017	—	—	—
Luís Fernando del Rivero Asensio(2)	1,000	—	1,000	0.000	Sacyr Vallehermoso	244,294,779	20.01
Isidro Fainé Casas(3)	242	—	242	0.000	Criteria CaixaCorp	113,329,831	9.28
Juan Abelló Gallo(2)	1,000	81,926	82,926	0.007	Sacyr Vallehermoso	244,294,779	20.01
Paulina Beato Blanco	100	—	100	0.000	—	—	—
Artur Carulla Font	7,668	—	7,668	0.001	—	—	—
Luís Carlos Croissier Batista	—	—	—	0.000	—	—	—
Carmelo de las Morenas López	7,376	—	7,376	0.001	—	—	—
Ángel Durández Adeva	5,950	—	5,950	0.000	—	—	—
Javier Echenique Landiribar	—	17,200	17,200	0.001	—	—	—
Antonio Hernández-Gil Álvarez Cienfuegos	—	—	—	0.000	—	—	—
José Manuel Loureda Mantiñán(2)	2,300	42,000	44,300	0.003	Sacyr Vallehermoso	244,294,779	20.01
Juan María Nin Génova(3)	242	—	242	0.000	Criteria CaixaCorp	113,329,831	9.28
PEMEX Internacional España, S.A.(4)	1	—	1	0.000	PEMEX	58,679,801	4.81
Henri Philippe Reichstul	50	—	50	0.000	—	—	—
Luís Suárez de Lezo Mantilla	1,665	—	1,665	0.000	—	—	—

(1)	According to the latest information available to Repsol YPF.

(2)	Nominated for membership by Sacyr Vallehermoso.

(3)	Nominated for membership by Criteria CaixaCorp. (“la Caixa” Group). In addition, Criteria CaixaCorp has a 67.6% interest in Repinves, which holds a 5.02% interest in Repsol YPF.

(4)	The beneficial owner of these shares is Petróleos Mexicanos, the sole shareholder of PEMEX Internacional España, S.A.

The current members of the Executive Committee of Repsol YPF together own less than 1% of the outstanding shares of Repsol YPF. As of the latest practicable date, the total amount of voting securities owned, directly or indirectly, by the directors and officers of Repsol YPF as a group was 409,677 ordinary shares, or 0.033% of the total number of ordinary shares of Repsol YPF issued and outstanding.

4.4	Employees

As of December 31, 2007, Repsol YPF had 36,700 employees. The figures in the tables below include the employees of Gas Natural according to the applicable percentage of consolidation as at December 31 of each year (30.85% in 2005, 2006 and 2007). The figures for the average number of employees in the tables below are consistent with the consolidation criteria applied, consolidating the percentage participation held by Repsol YPF in each of the months of each of the years.

The following tables provide a breakdown of Repsol YPF’s employees by business segment as well as by geographic area, as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
Employees by business segment
Exploration and Production	4,138	3,661	3,018
Refining and Marketing	21,738	23,001	22,867
Chemicals	3,258	3,213	3,208
Gas and Electricity	2,256	2,153	2,192
Other	5,310	4,903	4,624

Total	36,700	36,931	35,909

	2007	2006	2005
Employees by geographic area
Spain	18,431	18,522	18,213
ABB	13,338	13,104	12,696
Rest of the World	4,931	5,305	5,000

Total	36,700	36,931	35,909

The average number of Repsol YPF Group employees for the last three years, by category was as follows:

	2007	2006	2005
Employees by professional categories
Officers	317	309	297
Middle Management	2,409	2,175	1,837
Technicians	14,913	14,650	13,304
Administrators	2,310	2,513	2,520
Operations staff	16,751	17,347	17,282

Total	36,700	36,994	35,239

The following table provides a breakdown of the average permanent and temporary employees of Repsol YPF for the last three years:

	2007	2006	2005
Permanent and temporary employees
Permanent	32,556	32,361	30,837
Temporary	4,144	4,633	4,401

Total	36,700	36,994	35,239

Since 1997, Repsol YPF has a master employment agreement in place in Spain with most of the representative unions, stating its commitments in a Master Agreement. In September 2006, the 4th Master

Agreement, effective until December 31, 2008, and which affects over 15,000 employees in Spain, was signed with the UGT (Unión General de Trabajadores) and CC.OO. (Comisiones Obreras) Federations.

This Master Agreement includes specific covenants and protocols about balancing work and family life, the hiring of people with disabilities, equal opportunity between men and women, and the protection of victims of domestic violence. Furthermore, it enables Repsol YPF to continue maintaining a competitive position on such matters as salaries and wages, and it also makes it possible to maintain formulas for bringing in younger staff, facilitating the partial retirement of older workers under satisfactory conditions.

Since Repsol YPF, UGT and CC.OO. signed the 4th Master Agreement in September 2006, collective bargaining agreements have been negotiated with various Repsol YPF subsidiaries in Spain. Accordingly, during 2007, new agreements with Repsol Comercial de Productos Petrolíferos, Repsol Química, Repsol Petróleo, Repsol YPF, Repsol Butano, Repsol Exploración, Repsol Lubricantes y Especialidades and Campsared were negotiated, signed and recorded in the Official Gazette.

In Argentina, there are three agreements that govern the employment terms of approximately 3,900 employees in the refineries, deposits, service station and liquefied gas businesses. In 2007, the approval of a new collective bargaining agreement for YPF Gas was obtained. The employees covered by the agreement are represented by the Federation of United Oil and Hydrocarbon Producer Unions (Federación de Sindicatos Unidos Petroleros e Hidrocarburíferos). Repsol YPF’s relationship with this union during 2007 was one of ongoing dialogue and interaction, leading to various extra-contractual agreements.

Repsol YPF’s labor-related costs for the past three years have been as follows:

	2007	2006	2005
Labor-related costs
Salaries (millions in euros)	1,379	1,238	1,134
Benefits (millions in euros)	475	436	408

Total (millions in euros)	1,854	1,674	1,542

Average cost per employee (euro)	50,525	45,238	43,758

Operating expenses in connection with labor force restructuring were €57.7 million in 2007, €47.4 million in 2006 and €31.1 million in 2005. Repsol YPF recorded labor force restructuring provisions of €24 million, €19.8 million and €6 million in 2007, 2006 and 2005, respectively.

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

In 2007, 2006 and 2005, the total annual cost to Repsol YPF of maintaining these plans were €37 million, €32 million and €30 million, respectively.

Additionally, a subsidiary of YPF, has non-contributory pension plans managed by third parties for its full-time employees. The benefits provided by these plans are based on the number of years of employment and the remuneration earned during the years of employment. This company also has other non-contributory pension plans for executives, key management personnel and former employees who worked at some of the group companies of this subsidiary. The liability recognized for pension plans at December 31, 2007 and 2006 amounted to €11 million and €18 million, respectively. These amounts arose mainly from employee benefit obligations (€76 million and €83 million in 2007 and 2006, respectively) less the fair value of the plan assets and net of unrecognized actuarial losses, amounting to €65 million and €65 million, respectively. The main actuarial assumptions used in 2007 and 2006 were i) a discount rate of 6%, ii) weighted rate of a return of assets of 7% and iii) an expected salary increase rate of 5.5%, for 2006. Also, this company provides medical insurance benefits, life insurance benefits and other employee benefits to certain of its employees who retire early. The company also pays benefits for health and risk of death to disabled employees and benefits for risk of death to retired executives. In 2007 and 2006, the expenses relating to these plans amounted to €2 million and €3 million, respectively, and was recognized in the consolidated income statement.

During March 2008, YPF Holdings purchased a group annuity contract from an insurance company to settle the liability associated with the benefits under certain of this subsidiary´s defined benefits plans, with a one-time premium payment of $115 million. The assumption of liability by the insurance company under the plans became effective on March 20, 2008.

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

At the end of the fiscal year, the 2004-2007, 2005-2008, 2006-2009 and 2007-2010 incentive plans were in effect, although it is worth noting that the first of the above-mentioned programs (2004-2007) closed, in accordance with its terms, on December 31, 2007, and its beneficiaries received the respective variable remuneration in the first quarter of 2008.

The four programs of this type in effect (2004-2007, 2005-2008, 2006-2009 and 2007-2010) are separate from each other, but their primary characteristics are the same. In all cases, these are specific multiple year remuneration plans for the fiscal years included in each one of them. Each plan is tied to the achievement of a series of Group strategic objectives. The achievement of the respective objectives gives the beneficiaries of each plan the right to receive the medium-term variable remuneration in the first quarter following the quarter in which it ends. Nevertheless, in each case, the receipt of the incentive is tied to the beneficiary remaining in the service of the Group until December 31 of the last fiscal year in the program, with the exception of the special cases discussed in its specific terms.

In the first case (2004-2007 incentive), the multiple year incentive consists of an amount pegged to the fixed remuneration for the year in which it is granted, to which a variable coefficient will apply in accordance with the degree of achievement of the objectives set out.

In the latter three cases (2005-2008, 2006-2009 and 2007-2010 incentive plans) the multiple year incentive, if obtained, would consist of an amount determined at the time of its granting, applying a first variable coefficient, in accordance with the degree of achievement of the objectives set out. The amount would also be determined by a second variable coefficient, tied to the beneficiary’s performance throughout the period covered by the program.

None of the four plans implies the delivery of shares or options to any of its beneficiaries, nor is it pegged to the value of Repsol YPF stock.

Provisions of €11 million, €4 million and €13 million were charged to income in 2007, 2006 and 2005, respectively, to meet the obligations arising from these plans (these amounts include those relating to members of the Board of Directors and senior management described in “—Remuneration of Directors and Officers”).

5. Major Shareholders and Related Party Transactions

5.1	Major Shareholders of Repsol YPF

In accordance with the latest information available to Repsol YPF, Repsol YPF’s major shareholders beneficially owned the following percentages of ordinary shares of Repsol YPF:

Shareholders	Percentage ownership (direct)	Percentage ownership (indirect)	Total number of shares	Total percentage ownership
	%	%		%
Sacyr Vallehermoso, S.A.(1)	—	20.01	244,294,779	20.01
Criteria Caixa Corp.(2)	9.28	5.022	174,645,246	14.30
Chase Nominees, Ltd.	9.826	—	119,967,789	9.826
Petróleos Mexicanos(3)	0.102	4.704	58,679,801	4.806
Axa, S.A.(4)	—	4.21	51,438,024	4.21

(1)	Indirect ownership held through Sacyr Vallehermoso Participaciones Mobiliarias, S.A, a wholly-owned subsidiary, as a results of the acquisitions of Repsol YPF’s shares made between October and December 2006.

(2)	Criteria Caixa Corp. (previously named Caixa Holding) is a member of La Caixa Group. Indirect ownership held through Repinvés S.A. in which Criteria Caixa Corp. has a 67.60% stake.

(3)	Indirect ownership held trough Repcon Lux S.A and Pemex Internacional España S.A

(4)	Indirect ownership held through Alliance Bernstein and other Axa Group affiliated companies.

In addition, Barclays Global Investors, NA, Barclays Global Investors, Ltd. Barclays Global Fund Advisors and Barclays Global Investors (Deutschland) AG notified the CNMV on January 18, 2008 that they had entered into an agreement for the joint exercise of voting rights representing a 3.22% stake in Repsol YPF. According to the information filed with the CNMV, the Barclays entities are fund management companies to which the parent company (Barclays Global Investors UK Holdings, Ltd.) does not give direct or indirect instructions in respect of the exercise of the voting rights held by the fund management companies.

On June 14, 2006, Banco Bilbao Vizcaya Argentaria (BBVA), notified the SEC that it had sold its 5.04% stake in Repsol YPF to finance strategic investments. On November 15, 2006, State Street Bank notified the CNMV that it had sold 0.12% of its stake in Repsol YPF. Therefore, and after that disposal, State Street Bank´s total participation in Repsol YPF as of that date was 4.94%. On February 12, 2007, Capital Group International notified the SEC that it had a 2.5% stake in Repsol YPF.

As of December 31, 2007, there were 83 registered holders of Repsol YPF’s American Depositary Receipts with registered addresses in the United States.

In general, each share entitles the holder to one vote. However, Article 27 of Repsol YPF’s Bylaws provides that no shareholder or group of companies may vote more than 10% of Repsol YPF’s capital stock at a General Meeting regardless of its individual or aggregate holding in Repsol YPF.

5.2	Related Party Transactions

Transactions with Major Shareholders

Repsol YPF performs transactions with related parties on an arm’s-length basis. Such transactions include the following transactions with major shareholders in 2007:

(a)	Sacyr Vallehermoso and other entities within the Sacyr Vallehermoso Group:

•	Purchases of products from companies of the Sacyr Group were €3 million.

•	Sales of products to companies of the Sacyr Group were €28 million.

•	Operational leasing contract operations have increased to €8 million.

•	Transaction for service deliveries were €2 million.

•	The dividends paid to Sacyr Vallehermoso in 2007 were €144 million. In addition, €4 million were paid to Sacyr Vallehermoso as a General Shareholders Meeting attendance premium.

•	Compensation for network relocation was €2 million.

•	Other items totaled €1 million.

(b)	Criteria Caixa Corp. and other entities of La Caixa Group:

•	Transactions for service supply were €2 million.

•	The cost of renting transactions were €4 million.

•	Repsol YPF was granted loans amounting to €51 million and credit facilities with a limit of €640 million, on which it incurred finance costs of €12 million.

•	Interest rate hedging transactions amounted to €1,033 million and exchange hedge transactions amounted to €932 million.

•	The costs of bank commissions amounted to €12 million.

•	The average bank balances and financial investments in 2007 amounted to €429 million generated finance income of €24 million.

•	The guarantee facility gave rise to a cost of €1 million. The facility limit is €189 million.

•	At December 31 2007, La Caixa had issued 196,684 Visa Repsol credit cards, 749 of which are used as corporate cards by Repsol YPF Group employees.

•	The dividends paid to La Caixa in 2007 amounted to €255 million. In addition, €3 million were paid to La Caixa as a General Shareholders Meeting attendance premium.

•	Contributions to pension plans and life insurance schemes amounted to €11 million.

•	Less than €1 million for other services were received from La Caixa Group companies.

(c)	Petróleos Mexicanos and other entities within the Pemex Group:

•	Purchases of products from Pemex Group Companies amounted to €2,156 million.

•	Sales of products to Pemex Group Companies amounted to €223 million.

•	Revenue posted for the provision of services increased to €100 million.

•	Fees paid for network access were €6 million.

•	Interest paid from short-term financial investments amounted to €4 million.

•	The dividends paid to Petróleos Mexicanos in 2007 amounted to €36 million. In addition, €1 million was paid to Petróleos Mexicanos as a General Shareholders Meeting attendance premium.

•	Other operating revenue amounted to less than €1 million.

Transactions with Repsol YPF Group Companies

The transactions performed by Repsol YPF with its Group companies, and by the Group companies among themselves, form part of Repsol YPF’s ordinary business activities, because of their purpose and terms and conditions. Sales to related parties are performed in accordance with the policies described in Notes 3.20 and 33.2 to our Consolidated Financial Statements.

In addition, Repsol YPF Group companies have provided guarantees for transactions of their Group companies although the related risks were not included in the balance sheet through consolidation. The amounts and details of these guarantees are disclosed in Section 3.4 “Liquidity and Capital Resources—Financial Condition”—Guarantees” above.

Transactions with Repsol YPF Group Directors and Officers of Repsol YPF

The transactions performed by Repsol YPF with the Group’s Directors and Officers in 2007 are detailed in Note 34 to our Consolidated Financial Statements and in Section 4.2 of this annual report.

5.3	Interest of Management in Certain Transactions

At December 31, 2007, loans by Repsol YPF to its senior management totaled approximately €0.17 million and bore interest at an average rate of 3.5%. All such loans were granted before 2003.

6. Financial Information

6.1	Financial Information

See Section 14 for the Consolidated Financial Statements.

6.2	Legal Proceedings

Repsol YPF does not believe that, to the best of its knowledge, there are any legal or other proceedings pending to which Repsol YPF or any of its subsidiaries is a party or of which any of their property is subject, which, individually or in the aggregate could reasonably be likely to result in a material adverse effect on Repsol YPF’s business, financial condition or results of operations.

A provision totaling €586 million and €503 million as of December 31, 2007 and 2006, respectively, has been recorded. The most significant legal proceedings are described in the following paragraphs:

European Union

Rubber Market. The European Commission launched an extensive investigation into several markets related to tire manufacturing services. Towards the end of 2002, General Química S.A., Repsol YPF’s subsidiary which produces rubber chemicals and rubber additives, together with other companies in Europe and the United States, were investigated in the context of an antitrust investigation. This investigation resulted in a decision by which a €3.38 million fine was imposed on General Química, S.A. and held Repsol Química, S.A. and Repsol YPF jointly and severally liable. This decision has been appealed before the EU Court of First Instance and a ruling on the appeal is pending as of the date of this annual report.

Asphalt Market. Around the same time, Repsol YPF Lubricantes y Especialidades S.A. (RYLESA), Repsol YPF’s subsidiary that produces, among other products, bitumen, was investigated by the European Union in another antitrust investigation, together with other companies. The European Commission imposed a €80.5 million fine on RYLESA which also held Repsol Petróleo, S.A. and Repsol YPF, S.A. jointly liable. This decision has been appealed before the EU Court of First Instance and a ruling on the appeal is pending as of the date of this annual report.

Paraffins. Similarly, the European Commission has initiated an administrative proceeding to penalize certain Repsol YPF Group companies for agreements and collusive practices in the paraffin market. The complaint has been served and a hearing was held in December 2007. As of the date of this annual report no further notification has been served upon Repsol YPF.

Argentina

The Privatization Law provides that the Argentine State shall be responsible, and shall hold YPF harmless, for any liabilities, obligations or other commitments existing as of December 31, 1990 that were not acknowledged as such in the financial statements of Yacimientos Petrolíferos Fiscales Sociedad del Estado as of that date arising out of any transactions or events that had occurred as of that date, provided that any such liability, obligation or other commitment is established or verified by a final decision of a competent judicial authority. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment of amounts established in certain judicial decisions, and has subsequently been reimbursed or is currently in the process of requesting reimbursement from the Argentine government of all material amounts in such cases. YPF is required to keep the Argentine government apprised of any claim against it arising from the obligations assumed by the Argentine government. YPF believes it has the right to be reimbursed for all such payments by the Argentine government pursuant to the above-mentioned indemnity, which payments in any event have to date not been material. This indemnity also covers fees and expenses of lawyers and technical consultants subject, in the case of our lawyers and consultants, to the requirement that such fees and expenses not be contingent upon the amounts in dispute.

CNDC anti-competitive activity disputes. Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina imposed on YPF a fine based on the interpretation that YPF had purportedly abused its dominant position in the bulk LPG market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine, and the claimed payment was made. Additionally, Resolution No. 189/99 provided for the commencement of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. In December 2003, the CNDC completed its investigation and charged YPF with abuse of dominant market position during this period. In April 2004, the National Court of Appeals in Criminal Economic Matters sustained the appeal filed by YPF on the grounds of lack of majority of the CNDC in passing the objected resolution. In August 2004, YPF appealed the resolution passed by the CNDC that rejected the claimed prescription. The CNDC accepted the appeal and referred the proceedings to Chamber II of the National Court of Appeals in Federal Civil and Commercial Matters and thereby prevented the prior intervention of Room B of the National Court of Appeals in Criminal Economic Matters.

Natural gas market. The Argentine authorities have passed several resolutions and taken other steps to prioritize supply of natural gas to the domestic market in Argentina over exportation of natural gas to other countries. See Section 1. “Key Information about Repsol YPF—Risk Factors—Repsol YPF has extensive operations in Argentina” for a more complete discussion. This situation has forced YPF Repsol to alter the exports authorized under the corresponding contracts and permissions. YPF has taken steps to appeal these measures. However, in the absence of a favorable resolution, YPF was obliged to comply with them in order to avoid greater losses for the company and its export customers. In this connection, YPF informed its customers that the aforesaid resolutions and the measures set forth therein constitute an event of force majeure which releases YPF from any contractual or extra-contractual liability deriving from the failure to deliver the volumes of gas stipulated under the relevant agreements.

A large number of YPF’s customers have rejected YPF’s interpretation and have claimed damages and/or penalties for breach of supply undertakings, while at the same time reserving their rights to file additional claims in the future.

One of these customers, Innergy Soluciones Energéticas S.A. has filed an arbitral claim against YPF in relation to the controversy resulting from shortages of natural gas deliveries due to the governmental restrictions on natural gas exports. In 2007, Innergy has claimed to YPF a total amount of US$88 million as deliver-or-pay, which payment is claimed in the current arbitration, plus interest. The amount claimed in the arbitration will increase to the amount of penalties that Innergy continues to invoice to YPF on a monthly basis for missed deliveries. YPF has counterclaimed for termination of contract based upon statutory hardship under Article 1198 of the Argentine Civil Code. On April 1, 2008 YPF and Innergy agreed to suspend arbitral proceedings until May 31, 2008 to negotiate an out of court resolution to their dispute. Currently, YPF and Innergy have suspended the arbitration until May 30, 2008 to allow for settlement discussions. Two other customers, Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A., also rejected the force majeure claim invoked by YPF and initiated pre-arbitral negotiations in relation to the controversy. The pre-arbitral negotiation period expired with no agreement between the parties. These two customers have sent letters seeking damages from YPF under the “deliver or pay” clause and liquidated such deliver-or-pay amounts. The deliver-or-pay penalties so liquidated amount to US$41 million until November 2006 and US$52 million for the period December 2006 through September 2007. YPF has rejected such claims (see Section 1. “Key Information about Repsol YPF—Risk Factors—Repsol YPF has extensive operations in Argentina,” “—Gas and Electricity—Natural Gas,” “—Regulation of the Petroleum Industry—Argentina—Market Regulation”).

In the Argentine local market, Central Puerto S.A. had made two claims against YPF relating to agreements to supply natural gas. Central Puerto and YPF have resolved one such dispute relating to the supply of natural gas to the Loma La Lata Plant. However, Central Puerto notified YPF that it would submit the second of these claims relating to an agreement to supply of natural gas to its plants located in Buenos Aires (the “Buenos Aires Gas Supply Agreement”) to arbitration proceedings under the rules of the International Chamber of Commerce (“ICC”). YPF has appointed its arbitrator and notified Central Puerto of its decision to submit the controversy regarding the amounts due by Central Puerto under the Buenos Aires Gas Supply Agreement to arbitration.

In February 2008, the arbitration tribunal held a hearing in which the “Acta de Misión” was subscribed. During the hearing, Central Puerto argued that it could not determine the claimed amount until the experts had completed their evaluation. However, Central Puerto acceded to fix the payment provision on its charge based on the maximum value set by ICC rules. YPF estimated the amount payable by Central Puerto at US$11 million plus interest under the reconvention process. Such amounts are subject to the experts’ evaluation. On March 12, 2008, the parties suspended the arbitration for 30 days to resume negotiations. The Arbitration will resume once the tribunal issues a new schedule. On April 15, 2008, the tribunal notified the parties that the agreed suspension had expired, and on April 29, 2008, the tribunal issued an order setting a schedule for the next phase of the arbitration.

Alleged defaults under natural gas contracts—Mega. Mega has claimed compensation from YPF for failure to deliver natural gas under the contract between YPF and Mega. YPF invoked that natural gas deliveries to Mega pursuant to the contract were affected by the Argentine government’s interference. Likewise, YPF would not be liable for such natural gas delivery deficiencies pursuant to the doctrines of “force majeure” and “contract impracticability.”

La Plata refinery environmental disputes. On June 29, 1999, a group of three neighbors of the La Plata Refinery requested the remediation of alleged environmental damages in the peripheral water channels of the refinery and compensation for alleged health and property damages as a consequence of environmental pollution caused by YPF prior to and after privatization.

On December 27, 2002, a group of 264 claimants who resided near the La Plata Refinery requested compensation for alleged quality of life deterioration and environmental damages purportedly caused by the operation of the La Plata Refinery. The amount claimed is approximately Ps.54 million. YPF filed a writ answering the complaint. There are two similar additional claims raised by two groups of 120 and 343 neighbors, respectively.

On December 17, 1999, a group of 37 claimants who resided near La Plata Refinery, demanded the specific performance by YPF of different works, installation of equipment, technology and execution of work necessary to stop any environmental damage, as well as compensation for health damages alleged to be the consequence of gaseous emissions produced by the refinery, currently under monitoring.

On June 6, 2007, YPF was served with a new complaint in which nine residents of the vicinity of the La Plata Refinery request (i) the cessation of contamination and other harms they claim are attributable to the refinery and (ii) the cleanup of the adjacent canals, Río Santiago and Río de la Plata (water, soils and aquifers, including within the refinery), or, if cleanup is impossible, compensation for environmental and personal damages. The plaintiffs have also requested physical and property damages of Ps.51.4 million or an amount to be determined from evidence produced during discovery.

Additionally, YPF is aware of an action in which has not yet been served, in which the plaintiff requests the cessation of contamination and the cleanup of the canals adjacent to the La Plata Refinery, in Río Santiago, and other sectors near the coast (removal of mud, drainage of wetlands, restoration of biodiversity, among other things), and, if such sanitation is not practicable, compensation of Ps.500 million (approximately US$161 million) or an amount to be determined from evidence produced during discovery.

YPF believes that these claims partially overlap with the request made by a group of neighbors of the La Plata Refinery on June 29, 1999, mentioned in preceding paragraphs and will need to be partially consolidated to the extent that the claims overlap. YPF notified the executive branch of the Argentine government that there is a chance that the tribunal may find YPF responsible for the damages. In such event, due to the indemnity provided by Law No. 24,145 and in accordance with that law, YPF shall be allowed to request reimbursement of the expenses for liabilities existing on or prior to January 1, 1991 (before privatization) from the Argentine government.

YPF has been informally notified that the Secretariat of Environmental Policy of the Province of Buenos Aires has brought criminal proceedings against YPF on the grounds of the purported worsening of the water quality problems in the Western Channel adjacent to La Plata Refinery, potential health damages (on account of the existence of volatile particles and/or hydrocarbon suspension), non-fulfillment of a remediation schedule of canals, and the existence of allegedly clandestine disposal sites. To YPF´s knowledge, the responsible court has not yet made any formal accusations.

Sale of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A. to EDF. In July 2002, EDF Internacional S.A. (“EDF”) initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against YPF, among others, seeking payment from us of US$69 million which was afterward increased to US$103.2 million. EDF claims that under a Stock Purchase Agreement dated March 30, 2001 among Endesa Internacional S.A. and Astra Compañía Argentina de Petróleo S.A. (which was subsequently merged into YPF), as sellers, and EDF, as purchaser, with respect to shares of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A., EDF is entitled to an adjustment in the purchase price it paid due to changes in the exchange rate of the Argentine peso that EDF asserts to have occurred prior to December 31, 2001. YPF´s position is that the change in the exchange rate did not occur prior to January 2002, and, therefore, EDF is not entitled to the purchase price adjustment. YPF has filed a counterclaim against EDF in the amount of US$13.85 million as a purchase price adjustment. The arbitral award dated October 22, 2007 accepted EDF’s claim, awarding damages against YPF amounting to US$40 million, and also accepted YPF’s counterclaim against EDF amounting to US$11.1 million. Consequently, the amount payable by YPF should the award become final is US$28.9 million plus costs and interest. YPF has challenged the award by filing an extraordinary appeal before the Federal Supreme Court and an appeal before the Federal Appellate Court on Commercial Matters.

Repatriation of Foreign Currency proceedings. On December 9, 2002, YPF filed a declaratory judgment action (acción declarativa de certeza) before a federal court requesting the judge to clarify the uncertainty generated by the opinion and statements of the Attorney General and the Central Bank of Argentina, and

requesting confirmation of YPF’s right to freely dispose of up to 70% of YPF’s export receivables. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF’s access to and use of 70% of the foreign exchange proceeds from our exports. This decision was appealed by the Central Bank and the Ministry of Economy and Production.

On December 1, 2003, the National Administrative Court of Appeals decided that the issuance of Decree No. 2703/02, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available to oil and gas companies during the period between the issuance of Decree No. 1606/01 and the issuance of Decree 2703/02. On February 6, 2004, the Court of Appeals dismissed YPF’s motion for clarification, indicating that the regulations included in Decree 2703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy and Production from interfering with YPF´s access to foreign exchange proceeds, as described above. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court challenging the December 1, 2003 decision of the Court of Appeals and requesting the restatement of the injunction against the Central Bank and the Ministry of Economy and Production. The Federal Court of Appeals dismissed the extraordinary appeal. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from the exports of crude oil and its derivatives, it was deemed advisable to abandon the suit as a procedural strategy.

On October 12, 2007, YPF was notified of the initiation of an administrative summary proceeding for alleged late repatriation of foreign currency proceeds, and lack of repatriation of the remaining 70%, in connection with some hydrocarbon export transactions made in 2002. In this administrative summary proceeding, charges were brought against YPF in the amount of US$1.6 million, and the tribunal has advised that the conduct of a bank that handled other of YPF´s export transactions made in 2002 be investigated, which could give rise to the initiation of further proceedings. Nevertheless, a judicial judgment recently issued by a First Instance Court in for Criminal and Economic Matters in a similar administrative summary proceeding against a different company for an alleged violation of the criminal exchange law (lack of repatriation of 70% of foreign currency proceeds) regarding export transactions made in 2002 resolved the matter in favor of that company based on legal arguments that were not challenged by the prosecutor. In addition, the Office of the General Prosecutor of Argentina recently issued an opinion in similar administrative summary proceedings involving another oil company stating that no criminal law violations existed in that case due to the lack of willful misconduct and the existence of differing regulations that created uncertainty as to the scope of certain obligations, and stating that the proceeding should be dismissed.

For a discussion on Argentine regulations on the repatriation of foreign currency, see Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Argentina—Repatriation of Foreign Currency.”

CNDC investigation. On November 17, 2003, within the framework of an official investigation pursuant to Article 29 of the Antitrust Act, the CNDC issued a request for explanations from a group of approximately 30 natural gas production companies, including YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) gas imports from Bolivia, in particular (a) expired contracts signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. In January 2006, YPF received a notification of the CNDC ordering that preliminary proceedings be undertaken pursuant to the provisions of Section 30 of Act 25,156. In June 2007, without acknowledging any conduct in violation of the Antitrust Act, YPF filed with the CNDC a commitment pursuant to Article 36 of the Antitrust Act in which YPF committed not to include the challenged clauses in future sales contracts of natural gas and requested that the CNDC approve the commitment, suspend the investigation and dismiss the proceedings.

Bulk LPG contract clauses. The CNDC has also commenced proceedings to investigate YPF for the alleged use of a clause in bulk LPG supply contracts that prevents buyers from reselling the product to third parties, thereby restricting competition. YPF has asserted that the contracts do not contain a prohibition against resale to third parties and has offered evidence in support of its position. In April 2007, YPF filed with the CNDC, without acknowledging any conduct in violation of the Antitrust Act, a commitment pursuant to Article 36 of the Antitrust Act not to include such clauses in future bulk LPG supply contracts and requesting that the CNDC terminate the proceedings.

Noroeste basin reserves review. The effectiveness of natural gas export authorizations (related to production in the Noroeste basin) after certain specific dates granted to YPF pursuant to Resolution SE Nos. 165/99, 576/99, 629/99 and 168/00, issued by the Secretariat of Energy, is subject to an analysis by the Secretariat of Energy to determine whether sufficient additional natural gas reserves have been discovered or developed by YPF in the Noroeste basin. The result of this ongoing review is uncertain and may have an adverse impact upon the execution of the export gas sales agreements related to such export authorizations, and may imply significant costs and liabilities for YPF. We have submitted to the Secretariat of Energy documentation in order to allow for the continuation of the authorized exports in accordance with Resolutions SE No. 629/1999, 565/1999, and 576/1999 (the “Export Permits”) from the Noroeste basin. These Export Permits relate to the long-term natural gas export contracts with Gas Atacama Generación, Edelnor and Electroandina, involving volumes of 900,000 m3/day, 600,000 m3/day and 1,750,000 m3/day, respectively.

On August 11, 2006, YPF received Note SE No. 1009 (the “Note”) from the Secretariat of Energy, which reviewed the progress of reserves in the Ramos Area in the Noroeste basin, in relation to the export authorization granted by Resolution SE No. 167/97 (the “Export Authorization”). The Export Authorization concerns the long-term natural gas export contract between YPF and Gas Atacama Generación for a maximum daily volume of 530,000 m3/day. The Note stated that as a result of the decrease in natural gas reserves supporting the Export Authorization, the domestic market supply was at risk. The Note preventively provided that the maximum natural gas daily volumes authorized to be exported under the Export Authorization were to be reduced by 20%, affecting the export contract. YPF filed an answer to the Note on September 15, 2006 stating YPF’s allegations and defenses.

Patagonian Association of Landowners claims. The Patagonian Association of Landowners (Asociación de Superficiarios de la Patagonia or ASSUPA) filed suit against the concession holders of the operation and permit holders of the exploration of the Neuquén River Basin, including YPF, requesting that they be ordered to remedy the collective environmental damage supposedly caused and to take the necessary measures to avoid environmental damage in the future. The amount claimed is US$548 million (€416 million). Once the complaint was communicated, YPF and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and the plaintiff had to file a supplementary complaint. YPF has requested that the claim be rejected because the defects of the demand indicated by the Supreme Court of Justice of Argentina have not been corrected. However, YPF has also answered the complaint by requesting its rejection for other reasons, and impleading the National Government, due to its obligation to indemnify YPF against any liability and hold the Company harmless for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree 546/1993.

Dock sud claims. Residents of the Dock Sud area filed environmental claims against multiple respondents (up to 44) including YPF, the National Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities before the Supreme Court of Justice of Argentina, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, have filed two other environmental lawsuits, one of which YPF has not been notified of, requesting that several companies located in that area, including YPF, the Province of Buenos Aires and several municipalities, remediate and indemnify the collective environmental damage of the Dock Sud Area and any individual damage that has been suffered. YPF has the right of indemnity by the Argentine Government for events and claims prior to January 1, 1991, pursuant to Law No. 22.145 and Decree No. 546/1993.

In addition, citizens claiming to be residents living near Quilmes, in the province of Buenos Aires, have filed a lawsuit in which they have requested the remediation of environmental damages and the payment of Ps.46 million as compensation for alleged personal damages. The plaintiffs base their claim mainly on a fuel leak that occurred in 1988 in a poliduct running from La Plata to Dock Sud that was operated by YPF. The leaked fuel became perceptible in November 2002, resulting in remediation that is now being performed by YPF in the affected area, supervised by the environmental authority of the province of Buenos Aires. YPF has also notified the Argentine government that it will implead the government when YPF answers the complaint in order to request that it indemnify YPF against any liability and hold YPF harmless in connection with this lawsuit, as provided by Law No. 24,145. Others have brought non-judicial claims against us based on similar allegations, amounting to Ps.4 million. In these cases, YPF believes that the Argentine government will contest its obligation to indemnify and hold us harmless by claiming that the alleged damages were not caused by the 1988 leak.

Neuquén concession investment dispute. On November 21, 2007, YPF received a request for information on possible cases of underinvestment in relation to certain concessions in the Province of Neuquén issued through Note 172/07 of the Secretariat of Energy and Mining of the Province of Neuquén. YPF believes that it has made the investments as required by the investment and operation program for the areas in which it participates or operates and that accelerated execution in the second segment corresponding to the investments required through December 31, 2001 have been demonstrated. YPF has challenged Note No. 172/07 through administrative and judicial proceedings and believes that the claim made by the Province of Neuquén is without merit. However, if the Province of Neuquén were to prevail, the dispute would have a material adverse effect on YPF.

Additional Information

In 2005, Empresa Nacional de Electricidad S.A. (“Endesa”) commenced arbitration proceedings to resolve a dispute relating to an alleged breach of a contractual clause in an export contract for failure to obtain a gas export license and, therefore, failure to supply gas to an Endesa plant in Chile. The clause relates to increased natural gas deliveries and Endesa has requested payment of a contractual penalty. Endesa’s claim amounts to US$353.8 million (€268.6 million). In February, 2006, YPF received notification of an arbitration claim. On March 7, 2007, the parties reached a preliminary agreement to resolve the dispute, which is subject to certain conditions, including approval by the Secretariat of Energy. On August 31, 2007, the Secretariat of Energy approved the preliminary agreement resolving the dispute and thereafter, YPF and Endesa informed the arbitration tribunal of their mutual decision to end arbitration proceedings. Under the terms of the agreement, YPF agreed to pay Endesa US$8 million and Endesa agreed to forego the breach of contract claim. In addition, the agreement adjusted the maximum semi-annual compensation that YPF would have to pay in connection with deficiencies in natural gas deliveries.

United States of America

Class Action suits/Reduction of reserves. Following the announcement on January 26, 2006 of the downward revision of Repsol YPF’s proved oil and gas reserves by 1,254 million barrels of oil equivalent, representing a 25% negative adjustment to proved reserves at December 31, 2004, two putative class actions asserting claims under federal securities laws were filed against Repsol YPF and certain executive officers in the U.S. District Court for the Southern District of New York. The two actions were consolidated. On August 29, 2007, Repsol YPF announced that it had reached an agreement to settle the class action claims filed in connection with the downward revision of Repsol YPF’s reserves announced on January 26, 2006 for an amount of US$8 million. The U.S. District Court for the Southern District of New York granted a preliminary approval of the agreement.

YPF Holdings, Inc.

The following is a brief description of certain environmental and other liabilities related to YPF Holdings.

Diamond Shamrock Chemical Company (“Chemicals”), owned by Occidental Petroleum Corporation (“Occidental”), has certain environmental remediation obligations. Occidental acquired the chemical business in 1986 from Diamond Shamrock Corporation (later named Maxus Energy Corporation, or “Maxus”), which acquisition included certain indemnification clauses relating to Maxus. Maxus was subsequently acquired by YPF in 1995 before it was acquired by Repsol YPF. Tierra Solutions Inc. (“Tierra”), an affiliate of the American company YPF Holdings, has assumed Maxus’ environmental actions. See Section 2. “Information on Repsol YPF—Environmental Matters—United States.”

As of December 31, 2007, Repsol YPF, through YPF Holdings, had provisions for environmental and other contingencies totaling approximately US$106 million (€72 million). YPF Holdings management believes it has adequately reserved for all environmental and other contingencies that are probable and can be reasonably estimated based on information available as of such time; however, many such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, or the issuance of orders by regulatory authorities, which could result in material additions to such reserves in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ reserves for the environmental and other contingencies described below are based solely on currently available information and as a result, YPF Holdings, Maxus and Tierra may have to incur costs that may be material, in addition to the reserves already taken.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection and Energy (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey for Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra pursuant to the above described indemnification agreement with Occidental. Operations and maintenance relating to the approved remedy are ongoing. At December 31, 2007, the Company has reserved approximately US$15.6 million (€10.6 million) in connection with such activities.

Passaic River/Newark Bay, New Jersey. Maxus, acting on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the plant site. In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this Plan is estimated by the DEP to cost approximately $2.3 million (€1.7 million). In addition, the EPA and other agencies participated in a study focusing on the lower 17-mile portion of the Passaic River (including the six-mile portion already studied) in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). In December 2007, Tierra and certain other entities participated in a remedial investigation and feasibility study in connection with the PRRP. The entities agreed to fund the study and allocated costs on the basis of various considerations. In addition, the entities are discussing the possibility of conducting further work with the EPA.

Also in December 2005, the DEP sued the Company, Tierra, Maxus and several affiliated entities, in addition to Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. A pleading was submitted requesting dismissal of the action.

In June 2007, the EPA released a draft Focused Feasibility Study (“FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. The alternative remedial actions range from no action (which would result in comparatively little cost) to extensive dredging and capping (which, according to the draft FFS, would cost between US$0.9 billion and US$2.3 billion (between €0.61 billion and €1.56 billion)). According to the EPA, the alternatives all involve proven technologies that could be used in the near term without extensive research. Tierra and the other PRRP entities, among others, submitted comments to the draft FFS. In September 2007, the EPA announced that it would spend additional time reviewing the comments and that it would issue a revised plan for public comment in mid-2008 and select a clean-up plan in the fourth quarter of 2008. Tierra intends to comment on any future EPA proposal, as appropriate.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”), in its capacity as a Federal Natural Resources Trustees, sent a letter to the PRRP group entities, including Tierra and Occidental, requesting that the group enter into an agreement to conduct a cooperative assessment of natural resources damages to the Passaic River and the Newark Bay. The PRRP group requested that discussions relating to such agreement be postponed until 2008, due in part to the pending FFS proposal by the EPA. Tierra intends to participate in the PRRP group with respect to this matter.

As of December 31, 2007, there is a total of approximately US$40 million (€27.2 million) reserved in connection with the foregoing matters related to the Passaic River, the Newark Bay and surrounding area.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny Plant”). Tierra, on behalf of Occidental, is providing financial assurance in the amount of US$20 million (€13.6 million) for performance of the work.

In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of US$19.6 million (€13.3 million). Second, the DEP filed a lawsuit against Occidental and two other entities in a state court in Hudson County, seeking, among other things, cleanup of various sites with chromite ore residue, recovery of past costs incurred by the state at such sites (including in excess of US$2.3 million (€1. 6 million) allegedly spent on investigations and studies) and treble damages in respect of certain costs at 18 sites. The DEP claims that the defendants are jointly and severally liable for the alleged damages. The defendants have engaged in discussions (including mediation) regarding possible settlement. However, there is no assurance that these discussions will be successful.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Whether additional work will be required, is expected to be determined once the results of this testing have been analyzed.

In November 2005, several environmental groups sent a notice of intent to sue the owner of the property adjacent (the “Adjacent Property”) to the former Kearny Plant and five other parties, including Tierra, under the Resource Conservation and Recovery Act. The parties have entered into an agreement that addresses the concerns of the environmental groups. At present, the environmental groups had accepted the terms of the agreement and agreed not to file suit.

As of December 31, 2007, there is a total of approximately US$19.5 million (€13.3 million) reserved in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP continues to review the proposed action levels. The cost of addressing these chrome-related matters could increase depending upon the final soil action levels, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). The OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. YPF Holdings has reserved a total of approximately US$7.3 million (€5.0 million) as of December 31, 2007 for its estimated share of the cost to perform the RIFS, the Remediation Work and other operation and maintenance activities at this site.

Third Party Sites. In June 2005, the EPA designated Maxus as potentially responsible party (“PRP”) at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary work in connection with the RIFS in respect of this site commenced in the second half of 2006. Maxus’ has reserved approximately US$0.3 million (€0.2 million) as of December 31, 2007 for its estimated share of the costs of the RIFS, which is included in the total US$2.2 million (€1.5 million) reserved for third party site disputes. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus is responsible for certain liabilities attributable to Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986.

Chemicals has also been designated as a potentially responsible party (“PRP”) by the EPA under Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these sites, Chemicals has no known exposure. At December 31, 2007, YPF Holdings has reserved approximately US$2.2 million (€1.5 million) in connection with its estimated share of costs related to these sites.

Dallas Litigation; Occidental vs. Maxus. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. Following trial, judgment was entered against Maxus. Maxus appealed but the judgment was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Texas Supreme Court for a review this matter. The judgment will require Maxus to accept responsibility for various matters for which it had refused indemnification, which could result in material costs in excess of the Company’s current reserves for this matter. The judgment will also require Maxus to reimburse Occidental for past incurred related costs. Maxus believes that its current reserves are adequate for these past costs and is currently evaluating the decision of the Court of Appeals. As of December 31, 2007, YPF Holdings had established a reserve of approximately US$14.6 million (€10 million) in respect of this matter.

Turtle Bayou Litigation. In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs for the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. Judgment was recently entered in this action, and Maxus filed a motion for reconsideration which was partially successful. As a result, the court’s decision requires Maxus to pay, on behalf of Occidental, approximately 16% of those costs incurred by one of the plaintiffs. Maxus has appealed. As of December 31, 2007, YPF Holdings has reserved US$3.8 million in respect of this matter.

YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on the Company’s financial condition. YPF Holdings has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

Ecuador

Petroecuador, the state hydrocarbons company of Ecuador, has refused to abide by a binding decision against it, issued by a technical consultant, pursuant to the dispute resolution mechanism established in the Block 16 Participation Agreement, with respect to the inapplicability of an adjustment to the participation calculation due to the reduction in the SOTE carrier fee, and has demanded amounts not due from the Block’s contractor. As a result of this dispute, Ecuadorian authorities, specifically the Comptroller General of the State, intervened by undertaking a special examination of Petroecuador, which affected those same items and which has resulted in an administrative settlement or marginal note by which Petroecuador claims 2.5 million barrels against Repsol YPF for such items. Repsol YPF believes that the authorities are acting outside the procedures stipulated in the participation agreement for this type of dispute, attempting to avoid compliance with the final technical judgment issued, and therefore has appealed to the courts. The Supreme Court of Justice, in September 2007, ruled against the Repsol YPF complaint. In February 2008, Petroecuador sent Repsol YPF an invoice for US$191 million (€130 million) related to the aforementioned marginal note. The Block 16 operating committee is considering the institution of an international arbitration procedure, believing that the complaint does not have a strong legal basis to proceed and that, were it to proceed, the calculation to the participation agreement would not be adjusted. Repsol YPF’s stake in the Block 16 consortium is 35%.

Trinidad and Tobago

Atlantic LNG 2/3 Company of Trinidad and Tobago Unlimited has abandoned the arbitration proceeding instituted against Repsol YPF, S.A.

Algeria

In 2004, Repsol YPF (60%) and Gas Natural SDG (40%) signed the integrated LNG project Gassi Touil awarded by the Algerian authorities. The project included exploration, production, liquefaction and LNG marketing in the Gassi Touil Rhourde Nous-Hamra area, located in the eastern part of Algeria. The natural gas liquefaction plant was to be constructed in Arzew.

In March 2006, Repsol YPF (48%), Gas Natural (32%) and the Algerian state oil and gas company Sonatrach (20%), as part of the integrated LNG project Gassi Touil, signed an agreement for the establishment of a joint venture, “El Andalus”, which was going to construct and operate the natural gas liquefaction plant in Arzew.

On August 13, 2007 Sonatrach rescinded the Gassi Touil project and decided to take exclusive control of the project. Repsol YPF and Gas Natural announced that they would challenge the validity of Sonatrach’s rescission and seek damages for wrongful termination of contract before an international arbitral body pursuant to the provisions of the Gassi Touil contract.

Sonatrach has initiated international arbitration proceedings, seeking validation of its decision to rescind the Gassi Touil Project agreement and claiming damages. Repsol YPF and Gas Natural counterclaimed, challenging the legality of Sonatrach’s unilateral actions and seeking damages. The arbitration tribunal has allowed Sonatrach to provisionally assign the Gassi Touil activities, while a final decision is pending. At December 31, 2007, the assets of the Gassi Touil project were valued at €187 million.

6.3	Dividends Policy

See Section 8. “Additional Information—Dividends.”

7. Offering and Listing

7.1	Historical Trading Information

Repsol YPF’s shares are listed on the Spanish Stock Exchanges and quoted on the Automated Quotation System. Repsol YPF’s shares have also been quoted since November 30, 1999 on the Stock Exchange in Buenos Aires. The ADSs, each representing one share, are listed on The New York Stock Exchange. The Bank of New York Mellon is Repsol YPF’s depositary issuing ADSs under the deposit agreement dated May 15, 1989, as amended in February 22, 1993 and July 6, 1999 among Repsol YPF, the Bank of New York Mellon, as depositary and the holders from time to time of ADSs. All per ADS and per share data presented below have been adjusted to reflect the three-for-one stock split of shares of Repsol YPF which occurred on April 19, 1999.

The table below sets forth, for the periods indicated, the reported high and low sales prices of ADSs on the New York Stock Exchange and, the reported quoted prices for the ordinary shares on the Automated Quotation System (principal Spanish trading system) and for the Buenos Aires Stock Exchange:

	U.S. dollars per ADS		euro per share		pesos per share
	High	Low	High	Low	High	Low
2003
First Quarter	15.23	13.10	14.30	11.79	48.00	42.00
Second Quarter	16.94	14.36	14.41	12.83	47.00	41.00
Third Quarter	17.48	15.59	15.88	13.84	51.50	43.50
Fourth Quarter	19.69	16.60	15.59	14.04	58.00	48.00
2004
First Quarter	21.74	19.12	17.06	15.38	64.00	57.25
Second Quarter	22.54	19.69	18.54	16.45	66.00	57.00
Third Quarter	22.58	19.92	18.25	16.40	66.50	60.00
Fourth Quarter	26.26	21.42	19.28	16.86	78.00	64.00
2005
First Quarter	28.50	24.25	21.48	18.52	83.30	72.50
Second Quarter	27.38	24.15	21.64	19.50	78.10	69.25
Third Quarter	33.98	25.21	28.81	21.06	97.50	71.15
Fourth Quarter	32.60	28.38	27.35	23.60	94.00	84.50
2006
First Quarter	31.78	26.53	26.35	21.76	97.80	81.50
Second Quarter	30.26	25.29	24.50	20.00	91.40	78.00
Third Quarter	30.00	26.96	24.03	21.37	92.00	83.00
Fourth Quarter	37.00	29.27	28.55	22.96	111.50	92.00
2007
First Quarter	35.07	30.33	26.85	22.90	106.00	92.70
Second Quarter	39.22	32.65	29.35	24.12	120.30	100.70
Third Quarter	41.33	33.45	30.59	23.71	128.80	106.00
Fourth Quarter	40.06	34.36	27.69	23.83	126.00	110.00
2008
First Quarter	39.97	27.86	25.44	18.27	115.50	90.50
Second Quarter (through May 29)	44.85	34.46	27.91	21.68	141.50	112.00

	U.S. dollars per ADS		euro per share		pesos per share
	High	Low	High	Low	High	Low
2007
November	40.06	35.47	27.69	23.86	126.00	113.80
December	37.73	34.36	25.90	23.83	118.00	112.50
2008
January	36.97	27.86	25.44	18.27	115.50	90.50
February	35.35	29.65	23.36	20.33	113.00	96.00
March	37.42	31.63	22.92	20.55	113.00	102.00
April	44.85	34.46	26.75	21.68	141.50	112.00
May (through May 29)	43.67	39.71	27.91	25.94	140.00	138.80

7.2	Nature of the Trading Market

At December 31, 2007, there were 166 companies listed and traded on the Spanish Stock Exchange Interconnection System (SIBE) . The market capitalization of all companies listed on the Madrid Stock Exchange as of December 31, 2007 was €1,384,779 billion, and reported trading volume of companies for 2007 was € 1,665,873 billion.

7.2.1	Spanish Stock Exchange Interconnection System (SIBE)

SIBE links the four local exchanges in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The principal feature of the system is the computerized matching of buy and sell orders at the time the order is entered. Each order is executed as soon as a matching order is entered, but can be modified or cancelled until execution. The activity of the market can be continuously monitored by investors and brokers. SIBE is operated and regulated by the Sociedad de Bolsas, S.A. (the “Sociedad de Bolsas”), a corporation owned by the companies that manage the local exchanges. All trades on SIBE must be placed through a brokerage firm, an official stock broker or a dealer firm that is a member of a Spanish stock exchange.

Variations in price for securities traded on SIBE are governed by a system of two price fluctuation bands based on the historic volatility for each security. The two fluctuations bands, denominated static price range and dynamic price range, are fixed around the static price and the dynamic price, respectively.

Static price range: The static price range is a fluctuation band established around the static price of a security, fixing the maximum allowed price variation with respect to each security on any trading day. The static price for each security is settled daily during the pre-opening session from 8:30 a.m. to 9:00 a.m. The fluctuation band is peculiar to each security and in the case of Repsol YPF, the maximum allowed variation with respect to the static price is currently 5%. If there are offers or bids outside of this fluctuation band, trading of the security is temporarily halted, and a “volatility auction” takes place to settle a new static price for the day. The fluctuation band established around the static price applies not only to open market trades, but also to the pre-opening session, the volatility auction and the closing auction.

Dynamic price range: The dynamic price range is a fluctuation band established around the dynamic price of a security, fixing the maximum allowed price variation allowed between subsequent trade orders. The dynamic price, which is determined continuously during the day, corresponds to the most recent price at which a security has been traded. In the case of Repsol YPF, the maximum allowed variation with respect of the dynamic price is currently 2%. This fluctuation band detects significant price movements between two subsequent trades. If there are offers or bids outside the fluctuation band, trading of the security is halted for five minutes and a “volatility auction” takes place in order to settle a new static price. The fluctuation band fixed around the dynamic price applies only to open market trading and closing auction operations, and is not applicable to bids and offers made during the pre-opening session and the volatility auction.

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

Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (“Sociedad de Sistemas”) is the body that is currently charged with performing clearance and settlement functions for the transactions executed on the Spanish stock exchanges and the Annotated Public Debt Market, as well as those listed for trading in other official secondary markets or other regulated markets and on multilateral trading systems.

The inclusion in Spanish regulations of Directive 2004/39/CE, through Law 47/2007, has had two consequences: (i) to expand the objective of Sociedad de Sistemas to allow it to perform clearance and settlement of transactions executed in regulated markets and multilateral trading systems in other EU member states; and (ii) to allow the official secondary markets and the Spanish multilateral trading systems to enter into agreements with entities in other EU member states to charge them with the clearing and settlement of transactions executed on those markets. These agreements must be approved by the CNMV which may challenge such agreements when they potentially diminish the orderly functioning of the Spanish market or system.

As a result, credit entities and service companies from other EU member states have the right to access the central counterparty, clearing and settlement systems in Spain.

Securities, such as Repsol YPF’s, represented through book-entry are established as such from the time of their corresponding recording in the accounting books and when the securities subscribers have a right to make the corresponding entries in their favor. The person who is authorized in the accounting records is presumed to be the legitimate owner. Legal standing to transfer or exercise the rights shall be proved through the issuance of certificates issued by the entities in charge of the accounting records.

7.3	Securities Market Regulation

The Securities Market Act was enacted in 1988 (Securities Law 24/1988 of July 12, 1988) and has been subject to numerous amendments, many of which are to take into account the objective of incorporating EU Directives into the Spanish legal system.

Securities markets in Spain are supervised by the Comisión Nacional del Mercado de Valores (the “CNMV”), whose supervisory authority had been strengthened through several legal amendments until Law 47/2007 was enacted. Law 47/2007 additionally provides cooperation channels for the CNMV to exchange information with relevant regulatory authorities from other EU member states.

During 2007, Law 24/1988 was subject to two significant amendments:

•

The Securities Market Law was amended by Law 6/2007 of April 12, 2007, referring to the change in the regime governing takeover bids and issuer transparency. The law incorporates two Community directives into the Spanish legal order: European Parliament and Council Directive 2004/25/CE of

April 21, 2004 (OPAS Directive) and European Parliament and Council Directive 2004/109/CE of December 15, 2004 (Transparency Directive). The first seeks to promote an efficient business control market that also protects the rights of minority shareholders of listed companies. The second aims at affording greater transparency to the financial markets by establishing regulations that improve information to be given to the market by issuers, whose shares are traded on regulated markets. Law 6/2007 of April 12, 2007 entered into force on August 13, 2007.

•

Law 47/2007 of December 19, 2007 incorporated several European Directives into Spanish law, among them Directive 2004/39/CE related to financial instruments markets. The law seeks to modernize Spanish securities markets, by expanding the investment services that institutions can provide and incorporating a new set of negotiable instruments and financial instruments, guaranteeing the adequate protection of investors by establishing important rules of conduct that must be observed by entities that provide investment services.

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

The current Code of Conduct was approved by the Board of Directors of Repsol YPF at a meeting held on July 11, 2003 and incorporates the precepts of the Spanish Securities Market Act, as well as best practices in the area. The goal of the Code of Conduct is to contribute to the development of transparency and proper functioning of the stock markets and the protection of investors’ interests. The current Code of Conduct has also been adapted to comply with applicable standard market practices in Argentina and New York.

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

For a detailed description of Repsol YPF’s corporate purpose please see Section 2. “Information on Repsol YPF—Repsol YPF—Overview”. Repsol YPF’s corporate purpose is established in Article 2 of its Bylaws, available at the offices of Repsol YPF and on www.repsolypf.com (which does not form part of this annual report) and filed as an Exibit to this annual report.

At the time of filing this annual report, an amendment to Article 49 of the Bylaws, approved by the General Shareholders Meeting held on May 14, 2008, is pending registration with the Commercial Registry of Madrid.

8.1.2	Description of Shares of Repsol YPF

As of the date of this annual report, the issued capital of Repsol YPF is €1,220,863,463 divided into a single series of 1,220,863,463 shares in book-entry form, with a nominal value of €1.00 per share.

On February 24, 1999, the Board of Directors of Repsol YPF approved the redenomination of Repsol YPF’s capital stock in euro.

The shares are in book-entry form and indivisible. Co-owners of one share must designate a single person to exercise their shareholders’ rights, but they are jointly and severally liable to Repsol YPF for all the obligations flowing from their status as shareholders. The Sociedad de Sistemas (Iberclear) maintains a registry reflecting the number of shares held by each of its member entities (“entidad participante”) as well as the amount of these shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of these shares. Transfers of shares quoted on the Spanish Stock Exchanges must be made through or with the participation of a member of a Spanish Stock Exchange that is an authorized stockbroker by book entry or delivery of evidence of title to the buyer. See Section 7. “Offering and Listing—Nature of the Trading Market—Clearance and Settlement System.”

8.1.3	Dividend and Liquidation Rights

Payment of the interim dividend may be approved by the Board of Directors without shareholder approval provided that sufficient liquidity exists for purposes of the distribution (the amount to be distributed may not exceed the net income obtained since the close of the prior fiscal period, less losses from prior periods, amounts to be applied to reserves as required by applicable law or by the Bylaws and the estimate of income tax to be paid on such net income). Payment of the total dividend is proposed by the Board of Directors and must be authorized by the General Meeting. Holders of shares participate in such dividends for each year from the date agreed by a General Meeting. According to Spanish law and Repsol YPF’s Bylaws, dividends may only be paid out of profits or distributable reserves if the value of Repsol YPF’s net worth is not, and as a result of distribution would not be, less than its capital stock. The right to a dividend lapses and reverts to Repsol YPF if it is not claimed within five years after it becomes due.

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

The Bylaws and the Regulations of the Board of Directors provide for, at least, three main types of directors: (i) Executive Directors, who perform executive or senior management functions, have been permanently appointed special functions by the Board and/or are bound by management agreements or service contracts for full-time executive services, or are employees of Repsol YPF; (ii) Institutional Outside Directors (dominical directors), who hold a legally significant number of Repsol YPF ordinary shares, have been appointed because they are shareholders even though they hold fewer than the legally significant number of shares or represent or have been appointed by significant shareholders; and (iii) Independent Outside Directors, who are neither Executive nor Institutional Outside Directors and who meet all other requirements of the Regulations of the Board of Directors. The Regulations of the Board of Directors provide for the possibility of Directors who are not Executive Directors and cannot be considered either Institutional Outside Directors or Independent Outside Directors.

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

A) Acquisition of shares

Spanish law requires any person or group, which as a result of an acquisition or transfer of shares, increases its ownership above or decreases its ownership below 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90% of the capital stock of a company listed on a Spanish Stock Exchange, to report such acquisition or transfer to (i) the company whose securities are being acquired and (ii) the CNMV.

The notification requirements on the acquisition or transfer of shares also apply to any person or legal entity that, independently of the ownership of the shares, may acquire, transmit or exercise the voting rights granted by those shares, provided that the proportion of voting rights increases above or decreases below, the percentages set forth by Spanish law in certain circumstances established by Royal Decree 1362/2007.

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

C) Shareholder agreements

Parties which enter into, extend or amend certain types of shareholders’ agreements regarding publicly-traded corporations must notify the relevant corporation and the CNMV and provide them with a copy of the relevant clauses of the document, which should also be deposited with the commercial register.

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

Law 55/1999 establishes that shareholdings of at least 3% of the capital stock of energy companies such as Repsol YPF by government entities or other entities that are majority owned or controlled by government entities must be notified to the Administration (“golden energy share”). With respect to this provision, the ruling of the Court of Justice of the European Communities of February 14, 2008 determined that Spain had not fulfilled the obligations incumbent upon it pursuant to article 56 of the European Community Treaty, because it has retained measures such as the “golden energy share,” which limit the voting rights of shares held by public entities in Spanish companies operating in the energy industry. See Section 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain”.

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

Only holders of shares registered at least five days prior to the day on which a General Meeting is scheduled, in the manner provided in the notice for such meeting, may attend and vote at such meeting. Subject to the above, The Bank of New York or its nominee will be entitled to vote for the Repsol YPF shares represented by the ADSs. The deposit agreement provides that The Bank of New York Mellon or its nominee will accept voting instructions from ADS holders and execute such instructions as permitted by law and by the terms governing the shares.

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

In order to modify article 27 of the Bylaws, a special resolution approved by at least 75% of the shares entitled to vote present at the General Meeting is required. The same percentage vote is required to modify such supermajority requirement. See Section 5. “Major Shareholders and Related Party Transactions—Major Shareholders of Repsol YPF.”

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

Act 19/2003 of July 4, 2003, which has as its purpose the establishment of a regulatory regime relating to capital flows to and from legal or natural persons abroad and the prevention of money laundering, generally provides for the liberalization of the regulatory environment with respect to acts, businesses, transactions and other operations between Spanish residents and non-residents of Spain in respect of which charges or payments abroad will occur, as well as money transfers, variations in accounts, or financial debit or credits abroad. These operations must be reported to the Ministry of the Economy and the Bank of Spain only for informational and statistical purposes.

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

Repsol YPF has its own website, www.repsolypf.com (which does not form part of this annual report), the content of which has been adapted to comply with the provisions of the aforementioned regulations.

8.2	Dividends

Assuming that the reference conditions in our Strategic Plan 2008-2012 are met, Repsol YPF’s expectation is that dividend growth will be in line with the evolution of net income in the near future. Pursuant to Spanish law and Repsol YPF’s Bylaws, dividends may only be paid out of profits or distributable reserves if Repsol YPF’s net worth is not, and as a result of such distribution would not be, less than its capital stock. While Repsol YPF has paid and expects to pay dividends each year, the payment of dividends will depend upon Repsol YPF’s earnings, financial condition and other factors.

On January 15, 2008 Repsol YPF paid an interim dividend of €0.50 per share with respect to fiscal year 2007. The Annual General Meeting approved on May 14, 2008, a total gross dividend for 2007 of €1.00 per share, representing a 39% increase with respect to the previous year’s total dividend. The final dividend of €0.50 per share will be payable in July 2008.

The following table sets forth the interim, final and total dividends paid per share in respect of each year indicated and translated into U.S. dollars per ADS. Unless otherwise indicated, U.S. dollar amounts shown are calculated based on the Noon Buying Rates for the euro in effect on the respective payment dates.

Year ended December 31,	Interim	Final	Total	Interim	Final		Total
	(euro per share)			(dollars per ADS)
2003	0.20	0.20	0.40	0.25	0.24		0.49
2004	0.25	0.25	0.50	0.34	0.30		0.64
2005	0.30	0.30	0.60	0.36	0.38		0.75
2006	0.36	0.36	0.72	0.46	0.49		0.95
2007	0.50	0.50	1.00	0.74	0.78	(1)	1.52

(1)	Final dividend converted at an exchange rate of US$1.5527 = €1.000, which was the noon buying rate on May 29, 2008.

Dividends payable by Repsol YPF to non-residents of Spain are subject to a Spanish withholding tax at the rate of 18%.

8.3	Taxation

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

Taxation of Dividends. Under Spanish law, dividends paid by Repsol YPF to a holder of ordinary shares or ADSs who is not resident in Spain for tax purposes and does not operate through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax, withheld at source, currently at an 18% rate.

According to the provisions of the treaty for the avoidance of double taxation between Spain and U.S. (“the Treaty”), dividends paid by a Spanish entity to a United States Resident, within the terms of such Treaty, may be taxed in Spain at a maximum reduced rate of 15%. The Treaty withholding tax is reduced to 10% in certain circumstances if the recipient is a corporation that owns, at least, a 25% shareholding in Repsol YPF capital. Holders who are residents of another country should consult their own tax advisors regarding the availability of reduced rates and refunds.

Taxation of Rights. Distributions of pre-emptive rights to subscribe for new shares made with respect to your shares in Repsol YPF will not be treated as income under Spanish law and, therefore, will not be subject to Spanish Non-Resident Income Tax. The exercise of such pre-emptive rights is not considered a taxable event under Spanish law and thus is not subject to Spanish tax. Capital gains derived from the disposition of pre-emptive rights obtained by United States Residents are generally not taxed in Spain provided that certain conditions are met. See “—Spanish Taxation—Taxation of Capital Gains” below.

Taxation of Capital Gains. Under Spanish law, any capital gains realized from the sale of securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, income obtained by a United States Resident from the sale of Repsol YPF ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is generally levied at an 18% tax rate on capital gains realized by persons who (i) are non-residents of Spain for tax purposes; (ii) are not entitled to the benefit of any applicable treaty; and (iii) do not operate through a fixed base or a permanent establishment in Spain.

Capital gains realized by non-residents of Spain who are entitled to the benefit of an applicable treaty will, generally, not be taxed in Spain (since most tax treaties provide for taxation only in the taxpayer’s country of residence). Under the Treaty, capital gains realized by United States Holders arising from the disposition of shares or ADSs will not be taxed in Spain, provided that the seller has not maintained a direct or indirect holding of 25% or more in our capital during the 12 months preceding the disposition of the shares or ADSs. United States Holders will be required to establish that they are entitled to this exemption by providing to the relevant Spanish tax authorities an Internal Revenue Service certificate of fiscal residence in the United States, together with the corresponding Spanish tax form.

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

Spanish Inheritance and Gift Taxes. Transfers of Repsol YPF shares or ADSs upon death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987), if the transferee is a resident of Spain for tax purposes, or if Repsol YPF shares or ADSs are located in Spain, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may argue that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 7.65% and 34% for individuals.

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

Taxation of Distributions. Distributions paid on ADSs or ordinary shares, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles, other than certain pro rata distributions of common shares, will be treated as dividends. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to United States Holders as dividends. The amount of this dividend will include any amounts withheld by Repsol YPF or its paying agent in respect of Spanish taxes. Under current law, dividends received in taxable years beginning prior to January 1, 2011 by certain non-corporate United States Holders may be subject to U.S. federal income tax at lower rates (up to a maximum rate of 15%) than other types of ordinary income if certain conditions are met. United States Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Dividends paid in euros will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your or, in the case of ADSs, the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt. This will be treated as ordinary income and will not be eligible for the 15% maximum tax rate referenced above. You should consult your own tax advisors regarding any special reporting requirements that may be imposed if the amount of any loss exceeds certain thresholds.

Spanish income taxes withheld from cash dividends on ordinary shares or ADSs will be creditable against your U.S. federal income tax liability at a rate not exceeding the rate provided by the Treaty, subject to applicable limitations that may vary depending upon your circumstances. Instead of claiming a credit, you may, at your election, deduct such Spanish taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

The U.S. Treasury has expressed concerns that parties to whom American Depositary Receipts are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of American Depositary Receipts. Such actions would also be inconsistent with claiming the 15% maximum rate applicable to certain dividends received by non-corporate holders. Accordingly, the creditability of Spanish taxes and the availability of the 15% rate for dividends received by certain non-corporate holders described above could be affected by actions taken by parties to whom American Depositary Receipts are released. You should consult your own tax advisors to determine whether you are subject to any special rules which affect your ability to make effective use of foreign tax credits or which limit the availability of the 15% maximum rate for dividends.

Sale or Other Disposition of Ordinary Shares or ADSs. For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the ordinary shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the ordinary shares or ADSs disposed of and the amount realized upon the disposition. Long-term capital gain may be subject to U.S. federal income tax at preferential rates. The deductibility of capital losses may be subject to certain limitations. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

If you are eligible for the exemption from Spanish tax on capital gains (see “—Spanish Taxation—Taxation of Capital Gains” above) but do not follow appropriate procedures for obtaining the exemption, you will not be entitled to credit the amount of Spanish tax on capital gains paid against your U.S. federal income tax liability. You should consult your own tax advisor regarding the potential Spanish tax consequences of a sale or other disposition of shares or ADSs and the procedures available for an exemption from such tax.

Passive Foreign Investment Company Rules. We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the 2007 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including, among others, less than 25 percent owned equity investments) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held ordinary shares or ADSs, certain adverse consequences could apply to you.

In general, if we were treated as a PFIC for any taxable year, gain recognized by you on the sale or other disposition of ordinary shares or ADSs would be allocated ratably over your holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of ordinary shares or ADSs to the extent it exceeds 125% of the average of the annual distributions on such securities received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark to mark election) may be available to you that may help ameliorate the adverse consequences resulting from PFIC status.

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

In addition to U.S. federal income tax, United States Holders may be subject to U.S. state and local taxes with respect to ordinary shares or ADSs. United States Holders are advised to consult their own tax advisors with regard to the application of federal income tax law to their particular situations, as well as any tax consequences arising under the laws of any state or local jurisdiction.

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

On January 11, 2000 Repsol YPF and La Caixa signed an agreement with respect to Gas Natural SDG that was amended on May 16, 2002, on December 16, 2002 and June 20, 2003.

The most significant aspects of these agreements with La Caixa are the following:

•	Repsol YPF and La Caixa will jointly control Gas Natural SDG in accordance with the principles of transparency, independence and professional diligence.

•

The Board of Directors of Gas Natural SDG will be composed of 17 members. Repsol YPF and La Caixa will each have the right to nominate five directors. Repsol YPF and La Caixa will vote in favor of each other’s nominees. One director will be appointed by Caixa de Catalunya and the remaining six directors will be independent directors.

•

La Caixa will nominate the Chairman of the Board of Directors of Gas Natural SDG and Repsol YPF will nominate the Managing Director. Repsol YPF’s and La Caixa’s directors will vote in favor of each other’s nominees for these positions.

•

The Executive Committee of the Board of Directors of Gas Natural SDG will be composed of eight members, consisting of three members nominated by each of Repsol YPF and La Caixa out of the directors they respectively nominated to the Board of Directors of Gas Natural SDG, including the Chairman of the Board of Directors and the Managing Director. The other two members of the Executive Committee will be independent directors.

•

The partners will jointly agree, prior to submission to the Board of Directors of Gas Natural SDG, on (i) the strategic plan of Gas Natural SDG, which will include all decisions affecting the strategy of Gas Natural; (ii) the corporate structure of Gas Natural; (iii) the annual budget of Gas Natural SDG; (iv) any business combinations; and (v) any acquisitions or disposal of strategic assets of Gas Natural SDG.

These agreements will remain effective for as long as both parties hold a minimum participation in Gas Natural SDG of 15%.

8.5.2	Agreement with Petersen Energía to sell up to 25% of YPF’s capital stock

On December 21, 2007, Repsol YPF entered into a memorandum of understanding (the “MOU”) with Petersen Energía pursuant to which (i) Repsol would sell to Petersen Energía, and Petersen Energía agreed to purchase from Repsol, shares of YPF representing 14.9% of YPF’s capital stock for US$2.235 billion (the “Transaction”) pursuant to a share purchase agreement and (ii) simultaneous with execution of the share purchase agreement to be entered into by the parties, Repsol YPF would grant to a company of the Petersen Group an option to purchase (the “Option”) from Repsol YPF up to an additional 10.1% of YPF’s outstanding capital stock within four years after the consummation of the Transaction.

Repsol YPF has agreed that Petersen Energía shall have a role in the Board of Directors and management of YPF. The composition of YPF’s Board of Directors is governed essentially by the principle of proportional representation of Repsol YPF’s and Petersen Energía’s interests in YPF’s capital stock, with Repsol YPF retaining the right to appoint the majority of members of YPF’s Board of Directors for so long as it holds the majority of YPF’s capital stock. Repsol YPF and Petersen Energía have agreed that Mr. Antonio Brufau will remain YPF’s Chairman of the Board of Directors, Mr. Sebastián Eskenazi will serve as YPF’s Executive Vice Chairman and Chief Executive Officer, Mr. Antonio Gomis, a representative designated by Repsol YPF, will serve as YPF’s Chief Operating Officer and Mr. Enrique Eskenazi will serve as YPF’s Vice Chairman. In addition, the shareholders’ agreement entered into by Repsol YPF and Petersen Energía grants Petersen Energía customary protections for minority shareholders, which include a requirement that certain decisions of YPF’s shareholders and Board of Directors require consensus of both Repsol YPF and Petersen Energía.

In addition, Repsol YPF and Petersen Energía have agreed that Repsol YPF may engage in a public stock offering of approximately 20% of YPF’s outstanding capital stock.

On February 21, 2008, Repsol YPF and Petersen Energía signed the share purchase agreement, share purchase and sale option agreements and shareholders’ agreement described above, thereby executing the sale of 58,603,606 Class D shares, in the form of ADSs, of YPF, representing 14.9% of YPF´s capital stock. The sale amount was US$2.235 billion and Petersen Energía borrowed US$1.015 billion from Repsol YPF pursuant to the terms of a subordinated secured credit agreement.

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

Repsol YPF’s organizational structure and systems are designed to enable it to identify, measure and control the financial risks to which the Group is exposed. Repsol YPF uses various financial instruments as hedges in accordance with guidelines common to the whole Group.

Repsol YPF’s risk management function, Corporate Risk Management, reports to the Group Managing Director of Finance, and controls, coordinates and tracks market and credit risk for the Repsol YPF Group. The Group Managing Director of Finance manages liquidity risk to which the Repsol YPF Group is exposed.

The Group’s operations are exposed to several types of market risk, which subjects the Group to potential losses due to adverse movements in market variables as described below:

•

Exchange rate risk: Our results of operations are exposed to changes in exchange rates, mainly of the exchange rate of the U.S. dollar against the euro, because a substantial part of our consolidated operating revenues and some of our consolidated operating expenses are generated in or indexed to U.S. dollars. The Group raises financing mainly in U.S. dollars, either directly or through the use of exchange rate derivatives. Repsol YPF is also exposed, to a lesser extent, to the Argentine peso. See Section 3. “Operating and Financial Review and Prospects— Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies.”

      At December 31, 2007, approximately 67% of Repsol YPF’s consolidated net debt including preference shares was denominated in foreign currencies, mainly in U.S. dollars, either directly or through foreign exchange forward contracts.

•

Commodities price risk: Our results of operations are exposed to volatility in the prices of crude oil, natural gas and oil products. The Repsol YPF Group occasionally contracts financial derivatives with the aim of decreasing exposure to these commodity price risks. These derivatives offer an economic hedge of the results, even though these are not always designated as hedging instruments for accounting purposes.

•

Interest rate risk: the fair value of financial debt and the net interest income and expense of the Repsol YPF Group may be affected due to fluctuations in interest rates. The Group occasionally contracts interest rate derivatives to decrease the risk of fluctuations in finance costs or the fair value of our debt instruments. These derivatives are in general designated for accounting purposes as hedging derivatives (see note 4 to the Consolidated Financial Statements).

As of December 31, 2007, we had total consolidated financial debt including preference shares of €10,570 million outstanding, of which €4,720 million was the principal amount of fixed interest rate instruments, the fair value of which fluctuates with variations in interest rates.

The following tables classify our fixed rate debt obligations by currency and average interest rate as of December 31, 2007 and 2006.

	Expected Maturity Date
At December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value(1)
	millions of euro equivalent(2)
Debt fixed rate
US Dollar	56	90	1,187	2	18	1,600	2,953	2,965
Average Interest Rate	6.82	8.63	6.01	9.03	6.48	4.62
Euro	3	3	165	3	3	1,024	1,201	1,215
Average Interest Rate	4.29	4.29	5.81	4.29	4.29	1.95
Other currencies	58	—	—	—	—	15	73	73
Average Interest Rate	11.3	—	—	—	—	11.56
Preferred shares fixed rate
US Dollars	—	—	—	—	—	493	493	478
Average Interest Rate	—	—	—	—	—	7.45	7.45

(1)	Fair Value does not include cross currency swaps.

(2)	In millions of euro equivalent at the relevant exchange rate on December 31, 2007.

	Expected Maturity Date
At December 31, 2006	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value(1)
	millions of euro equivalent(2)
Debt fixed rate
US Dollar	187	63	101	778	2	982	2,114	2,738
Average Interest Rate	7.58	6.83	8.63	7.06	9.03	5.40
Euro	3	3	3	163	3	1,024	1,198	1,270
Average Interest Rate	4.29	4.29	4.29	6.52	4.29	5.01
Other currencies	1	22	—	—	—	51	74	67
Average Interest Rate	1.25	10.69	—	—	—	5.02
Preferred shares fixed rate
US Dollars	—	—	—	—	—	550	550	555
Average Interest Rate	—	—	—	—	—	7.45
Euro	—	—	—	—	—	1,000	1,000	1,014
Average Interest Rate	—	—	—	—	—	3.94

(1)	Fair Value does not include cross currency swaps.

(2)	In millions of euro equivalent at the relevant exchange rate on December 31, 2006.

Hedge Accounting for Derivatives Transactions

The Repsol YPF Group enters into derivatives transactions to hedge the following situations:

a)	Fair value hedges of assets and liabilities;

b)	Cash flow hedges; and

c)	Hedges of net investments in foreign operations.

In addition, the Repsol YPF Group entered into other transactions with derivative instruments in 2007 and 2006 that do not qualify as accounting hedges; none of such instruments, individually or in the aggregate, exposed the Repsol YPF Group to material market risks (including with respect to exchange rate risk, interest rate risk and commodity price risk) as of December 31, 2007 or 2006.

Amounts recorded on our December 31, 2007 and 2006 consolidated balance sheets relating to derivative instruments that hedge market risk (commodity price, exchange rate or interest rate risk) and the accounting hedge type to which they are assigned (i.e., fair value hedges, cash flow hedges or hedges of net investments in foreign operations) are set forth in the two tables below. The tables that follow the next two tables provide additional details regarding the derivative instruments.

December 31, 2007
Classification	Non-Current Assets	Current Assets	Non-Current Liabilities	Current Liabilities	Fair Value
	(millions of euro)
1. Hedge derivative instruments	700	52	(12)	(24)	716
1.1 Fair value:	9	51	—	—	60
—commodities prices	—	49	—	—	49
—exchange rate	—	2	—	—	2
—interest rate	9	—	—	—	9
1.2 Cash flow	14	1	(12)	(10)	(7)
—commodities prices	1	1	—	(7)	(5)
—exchange rate	—	—	—	(3)	(3)
—interest rate	13	—	(12)	—	1
1.3 Net Investment	677	—	—	(14)	663
2. Other derivative instruments	—	5	(170)	(11)	(176)

TOTAL	700	57	(182)	(35)	540

December 31, 2006
Classification	Non-Current Assets	Current Assets	Non-Current Liabilities	Current Liabilities	Fair Value
	(millions of euro)
1. Hedge derivative instruments	599	78	(268)	(16)	393
1.1 Fair value:	62	78	(21)	—	119
— Commodities prices	36	78	—	—	114
— Exchange rate	—	—	(21)	—	(21)
— Interest rate	26	—	—	—	26
1.2 Cash flow	6	—	(247)	(8)	(249)
— Commodities	—	—	—	(6)	(6)
— Exchange rate	—	—	(5)	—	(5)
— interest rate	6	—	(242)	(2)	(238)
1.3 Net Investment	531	—	—	(8)	523
2. Other derivatives	—	14	—	(5)	9

TOTAL	599	92	(268)	(21)	402

1. Fair value hedges of assets and liabilities

Fair value hedges of assets and liabilities are hedges of the exposure to changes in the fair value of an asset or a liability that are recognized for accounting purposes, an unrecognized firm commitment or an identified portion of the aforementioned asset, liability or firm commitment that can be attributed to a particular risk and might affect net income for the relevant period. Our most significant transactions with financial derivatives in force as of December 31, 2007 and 2006 were as follows:

Swaps on crude oil prices

Since 1996, YPF has entered into three forward oil sale agreements, which we refer to as the FOS transactions in this annual report. These agreements were entered into in order to obtain cash to fund operations in advance of the actual sale and delivery of oil. Under these transactions, YPF was advanced US$381 million in 1996, US$300 million in 1998 and US$383 million in 2001, against future deliveries of oil. YPF’s obligations under the FOS transactions are recorded as liabilities in the consolidated balance sheet, which have been reduced and taken to income as the physical deliveries have been made over the term of the contracts. As of December 31, 2007, the amount of FOS customer advances recorded on our consolidated balance sheet was US$3 million. The obligations to deliver crude oil under the agreements entered into in 1996 have been satisfied in their entirety, with the last delivery having taken place in October 2003. The obligation to deliver crude oil under the agreement entered into in 2001 was fully prepaid on September 30, 2005. The obligation to deliver crude oil under the 1998 agreement has been fully satisfied in May 2008.

YPF was exposed to any change in the price of the crude oil it was to deliver in the future under the FOS transactions. YPF’s exposure derived from crude oil swap agreements under which YPF paid a fixed price for each of the monthly delivered barrels committed as per the Crude Oil Purchase and Sales Agreement and received the variable market price of such barrels of crude oil.

The crude delivery obligations under the FOS transaction (prior to full satisfaction of the obligations in May 2008) represented 0.99% of YPF’s 2007 crude oil production.

On March 8, 2004, the Argentine tax authorities formally communicated to YPF their view that the FOS transactions should have been treated as financial transactions carried out in Argentina and, as such, should have been subject to the relevant tax withholdings. YPF has presented its defense rejecting the claim and arguing its position.

At December 31, 2007, Repsol YPF had a crude oil price swap contract in order to hedge the current value of the crude oil deliveries under the forward oil sale agreement described above. The contract covered a total of 23,933,982.41 barrels of which the outstanding amount as of December 31, 2007 was 1 million barrels of crude oil. Repsol YPF was required to deliver crude oil at the fixed price of US$13.161 per barrel in exchange for the same quantities of crude oil at market prices. At December 31, 2007, the fair value of these hedging instruments, which subsequently matured in May 2008, was €49 million.

Interest rate options

In May 2001 Repsol YPF entered into a zero-cost interest rate swap option on a notional amount of €1,000 million, tied to the preference shares issued on that date.

The characteristics of these options are as follows:

•

Repsol YPF sold a right by virtue of which, if the counterparty were to exercise the right, it would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on 30 June 2001, the first maturity being on 1 October 2001, and the last on 30 June 2011.

•

Repsol YPF purchased a right by virtue of which, if it were to exercise the right, Repsol YPF would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By virtue of these interest rate swap options, the final cost for Repsol YPF of this preference share issue in the first ten years was established at a floating interest rate of 3-month EURIBOR.

Also, in April 2002, effective June 30, 2002, Repsol YPF entered into a zero-cost interest rate swap option on a notional amount of €1,000 million tied to the €2,000 million preference share issue issued in December 2001.

The characteristics of these options are as follows:

•

Repsol YPF sold a right by virtue of which, if the counterparty were to exercise the right, Repsol YPF would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on June 30, 2002, the first maturity being on September 30, 2002, and the last on December 31, 2011.

•

Repsol YPF purchased a right by virtue of which, if it were to exercise the right, Repsol YPF would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

Due to these purchase and sale transactions of interest options, of the total sum of the €2,000 million corresponding to the issue of preference shares at December 2001, €1,000 million has been at a floating rate of 3-month EURIBOR, for the period from 30 September 2002 and December 31, 2011.

At December 31, 2007 and 2006, the fair value of these purchase and sale transactions of interest rate options was €9 million and €26 million, respectively, which was recorded as an asset in our consolidated balance sheet as of the respective date.

Cross-currency interest rate swaps

At December 31, 2007 and 2006, Repsol YPF, through its stake in Gas Natural, has transactions of cross-currency interest rate swaps to cover the fair value of financial transactions denominated in currencies other than the euro. The following tables set forth the details of these transactions at December 31, 2007 and 2006:

	Maturity							Fair Value
December 31, 2007	2008	2009	2010	2011	2012	Subsequent	Total
	(millions of euro)
Floating to Fixed
Contract amount/notional (MXN)	308	—	—	—	—	—	308	2
Average rate payable (€)	8%	—	—	—	—	—
Average rate receivable (€)	Euribor+20.5bp	—	—	—	—	—

	Maturity							Fair Value
December 31, 2006	2007	2008	2009	2010	2011	Subsequent	Total
	(millions of euro)
Floating to Floating
Contract amount/notional (BRL)	6	25	—	—	—	—	31	(6)
Average rate payable	103%	103%	—	—	—	—
(BRL)	CDI Libor	CDI Libor	—	—	—	—
Average rate receivable (USD)	+2.65%	+2.65%	—	—	—	—
Floating to Fixed
Contract amount/notional (BRL)	23	19	18	—	—	—	61	(14)
Average rate payable (BRL)	113%	113%	112%	129%	129%	—
Average rate receivable (USD)	US+6.94%	US+7.48%	US+7.61%	US+10.59%	US+10.59%	—
Contract amount/notional (BRL)	5	3	—	—	—	—	8	(1)
Average rate payable (BRL)	CDI+1.70%	CDI+1.70%	—	—	—	—
Average rate receivable (USD)	US+6.29	US+6.00%	—	—	—	—

2. Cash flow hedges

Cash flow hedges are hedges of the exposure to variability in cash flows that: i) is attributed to a particular risk associated with a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecasted transaction; and ii) could affect recorded net income or loss. The details of the most significant transactions in force as of December 31, 2007 and 2006 are as follows:

Raw material price hedging transactions

As of December 31, 2007, Repsol YPF, through its stake in Gas Natural, had traded certain hedging instruments on the prices of natural gas and electricity : (i) USD-denominated swaps for a net nominal amount of USD 27 million, which had a negative net fair value of €2 million, and (ii) EURO-denominated swaps for a net nominal amount of €45 million, which had a negative net fair value of €3 million.

As of December 31, 2006, Repsol YPF, through its stake in Gas Natural, had entered into the following natural gas price hedging transactions: (i) USD-denominated swaps for a net nominal amount of €12 million, which had a negative fair value of €5 million; and (ii) EURO-denominated swaps for a net nominal amount denominated in euro amounting to €20 million, which had a negative net fair value of €1 million.

Interest rate transactions

i.	Interest rate swaps

At December 31, 2007 and 2006, the Repsol YPF Group held the following interest rate swaps as hedges:

	Maturity
December 31, 2007	2008	2009	2010	2011	2012	Subsequent years	Total	Fair Value
	(millions of euro)
Floating to Fixed
Contract amount/notional (€)	0.30847	—	1	185	2	5	194	7
Average rate payable	3.32%	3.32%	3.32%	3.40%	3.07%	3.25%
Average rate receivable	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m
Contract amount/notional (MXN)	308.47	—	—	—	—	—	308	—
Average rate payable	9.99%	—	—	—	—	—
Average rate receivable	TIIE 28 days	—	—	—	—	—
Contract amount/notional (USD)	4	4	16	4	4	23	55	(4)
Average rate payable	6.38%	6.38%	6.38%	6.38%	6.38%	6.38%
Average rate receivable	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m
Contract amount/notional (USD)	—	—	—	—	—	397	397	(8)
Average rate payable	—	—	—	—	—	5.27%
Average rate receivable	—	—	—	—	—	Libor 3m
Contract amount/notional (€)	—	—	—	—	750	—	750	5
Average rate payable	—	—	—	—	4.23%	—
Average rate receivable	—	—	—	—	Euribor 3m	—
Contract amount/notional (€)	—	62	—	—	—	—	62	1
Average rate payable	—	3.67%	—	—	—	—
Average rate receivable	—	Euribor 3m	—	—	—	—
Contract amount/notional (ARS)	35	—	—	—	—	—	35	—
Average rate payable	11.40%	—	—	—	—	—
Average rate receivable	CER	—	—	—	—	—
	Maturity							Fair Value
December 31, 2006	2007	2008	2009	2010	2011	Subsequent years	Total
Floating to Floating
Contract amount (€)	37	—	—	—	—	—	37	1
Average rate payable	Euribor 6m-0.10%	—	—	—	—	—
Average rate receivable	Libor 6m+0.375	—	—	—	—	—
Floating to Fixed
Contract amount (MXN)	617	308	—	—	—	—	925	(1)
Average rate payable	7.75%	9.99%	—	—	—	—
Average rate receivable	TIIE 28 days	TIIE 28 days	—	—	—	—
Contract amount (€)	39	—	—	—	—	—	39	(2)
Average rate payable	5.87%	—	—	—	—	—
Average rate receivable	Euribor 6m+0.42bp	—	—	—	—	—
Contract amount (€)	—	—	—	—	—	674	674	(237)
Average rate payable	—	—	—	—	—	6.75%
Average rate receivable	—	—	—	—	—	Euribor 3m
Contract amount (USD)	3	4	4	16	4	27	58	(3)
Average rate payable	6.38%	6.38%	6.38%	6.38%	6.38%	6.38%
Average rate receivable	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m
Contract amount (€)	1	1	1	1	185	4	193	5
Average rate payable	3.83%	3.21%	3.21%	3.21%	3.40%	3.24%
Average rate receivable	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m
Contract amount (€)	—	—	62	—	—	—	62	—
Average rate payable	—	—	3.67%	—	—	—
Average rate receivable	—	—	Euribor 3m	—	—	—
Contract amount (ARS)	—	35	—	—	—	—	35	(1)
Average rate payable	—	11.40%	—	—	—	—
Average rate receivable	—	CER	—	—	—	—

ii.	Interest rate options

At December 31, 2007 and 2006, Repsol YPF, through its investment in Gas Natural, had entered into interest rate options as follows:

	Maturity							Fair Value
December 31, 2007	2008	2009	2010	2011	2012	Subsequent years	Total
	(millions of euro, other than percentages)
1.) Collar
Contract amount/notional	1.54	4.63	1.54	0.93	1.85	3.08	13.57	—
Cap call option
Average rate payable	5.01%	5.18%	4.72%	4.93%	4.68%	5.01%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor
Floor put option
Average rate payable	3.11%	3.41%	2.81%	2.85%	2.63%	2.91%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor

2.) Barrier Collar
Contract amount/notional	0.31	—	—	—	0.93	—	1.24	—
Cap call option
Average rate payable	4.74%	—	—	—	4.74%	—
Average rate receivable	Euribor	—	—	—	Euribor	—
Floor put option
Average rate payable	4.74%	—	—	—	4.74%	—
Average rate receivable	Euribor	—	—	—	Euribor	—

	Maturity							Fair Value
December 31, 2006	2007	2008	2009	2010	2011	Subsequent years	Total
	(millions of euro, other than percentages)
1.) Collar
Contract amount/notional	2	2	5	2	1	4	14	—
Cap call option
Average rate payable	5.01%	5.01%	5.18%	4.72%	4.93%	4.99%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor
Floor put option
Average rate payable	3.11%	3.11%	3.41%	2.81%	2.85%	2.90%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor

2.) Barrier Collar
Contract amount/notional	—	0.31	—	—	—	1	1	—
Cap call option
Average rate payable	—	4.74%	—	—	—	4.74%
Average rate receivable	—	Euribor	—	—	—	Euribor
Floor put option
Average rate payable	—	4.74%	—	—	—	4.74%
Average rate receivable	—	Euribor	—	—	—	Euribor

Foreign exchange rate transactions

i.	Forward contracts

At December 31, 2007 and 2006, Repsol YPF, through its investments in Bahía de Bizkaia Electricidad, S.L. and Gas Natural, had entered into forward cash flow hedging transactions to hedge its exposure to foreign exchange risk as follows:

	Maturity							Fair Value(1)
December 31, 2007	2008	2009	2010	2011	2012	Subsequent years	Total
USD/€(2)
Contract amount (USD)	199	3	3	3	3	8	219	(3)
Contract average exchange rate	1.48	1.27	1.28	1.29	1.30	1.32

	Maturity
December 31, 2006	2007	2008	2009	2010	2011	Subsequent years	Total	Fair Value(1)
USD/€(2)
Contract amount (USD)	350	3	3	3	3	11	373		(5)
Contract average exchange rate(5)	1.30	1.26	1.27	1.28	1.29	1.31

(1)	In equivalent million euros

(2)	In first-currency millions. Repsol YPF buys the first-currency mentioned and sells the second currency.

ii.	Cross-currency interest rate swaps

At December 31, 2007 and 2006, Repsol YPF, through its investment in Gas Natural, had entered into cross-currency IRS transaction as follows:

	Maturity
December 31, 2007	2008	2009	2010	2011	2012	Subsequent years	Total	Fair Value
	(millions of euro)
Floating to Fixed
Contract amount (USD)	—	18	—	—	—	—	18	—
Average rate payable (ARS)	—	14.30%	—	—	—	—
Average rate receivable (USD)	—	Libor 6m	—	—	—	—

	Maturity
December 31, 2006	2007	2008	2009	2010	2011	Subsequent years	Total	Fair Value
	(millions of euro)
Floating to Fixed
Contract amount (USD)	—	—	18	—	—	—	18	—
Average rate payable (ARS)	—	—	14.30%	—	—	—
Average rate receivable (USD)	—	—	Libor 6m	—	—	—

3.	Hedges of net investment in foreign operations

Hedges of net investment in foreign operations are hedges of the foreign currency exposure relating to the Group’s interest in the net assets of its foreign operations.

Repsol YPF arranges forward foreign currency purchase and sale contracts as part of its overall strategy to manage its exposure to foreign exchange risk on investments.

The following tables provide additional detail regarding the most significant financial derivatives transactions in force at December 31, 2007 and 2006:

a) Forward contracts

The nominal value, maturity and fair value of the forward contracts we recognized as liabilities on our consolidated balance sheets at December 31, 2007 and 2006 were as follows:

	Maturity
December 31, 2007	2008	2009	2010	2011	2012	Subsequent years	Total	Fair Value(1)
€/USD(2)
Contract amount (€)	179	—	—	—	—	—	179	(14)
Contract average exchange rate	1.59	—	—	—	—	—

	Maturity
December 31, 2006	2007	2008	2009	2010	2011	Subsequent years	Total	Fair Value(1)
€/USD(2)
Contract amount (€)	1,034	—	—	—	—	—	1,034	(8)
Contract average exchange rate	1.32	—	—	—	—	—

(1)	In equivalent million euros

(2)	In first-currency millions. Repsol YPF buys the first-currency mentioned and sells the second currency.

b) Cross-currency interest rate swaps

The nominal value, maturity and fair value of the cross-currency interest rate swaps we recognized as assets on our consolidated balance sheets at December 31, 2007 and 2006 were as follows:

	Maturity
December 31, 2007	2008	2009	2010	2011	2012	Subsequent years	Total	Fair Value
	(millions of euro)
Floating to Fixed
Contract amount/notional (€)	—	—	1,175	—	750	2,200	4,125	677
Average rate payable (USD)	—	—	7.16%	—	4.97%	5.26%
Average rate receivable (€)	—	—	6.00%	—	4.22%	4.52%

	Maturity
December 31, 2006	2007	2008	2009	2010	2011	Subsequent years	Total	Fair Value
	(millions of euro)
Floating to Fixed
Contract amount/notional (€)	—	—	—	1,175	—	1,000	2,175	540
Average rate payable (USD)	—	—	—	7.16%	—	5.22%
Average rate receivable (€)	—	—	—	6.00%	—	4.63%

4.	Other derivatives transactions

Repsol YPF has also entered into certain derivatives to manage its exposure to interest rate risk, foreign exchange risk and price risk that do not qualify for hedge accounting under IAS 39. The following paragraphs and tables provide additional detail regarding the most significant of these transactions in 2006 and 2007:

Natural gas price transactions

At December 31, 2005, Empresa Petrolera Andina, S.A. and Petróleo Brasileiro, S.A. (Petrobras) had executed a contract to establish a protection mechanism against fluctuations in the price of the gas relating to a long-term gas sale contract. This contract was terminated in 2006 and gains of €298 million arising from the settlement thereof were recognized.

Interest rate swap

During 2007 hedging relating to two interest rate swaps for an aggregate notional amount of €674 million designated as cash flows hedges for the issue of preference shares was discontinued as such hedging was ineffective in accordance with IAS 39.

Other forward contracts

Repsol YPF has entered into other forward contracts as part of its overall strategy to manage its exposure to foreign exchange risk. The nominal value, maturity and fair value of these financial instruments recognized as assets on our consolidated balance sheets at December 31, 2007 and 2006 were as follows:

	Maturity
December 31, 2007	2008	2009	2010	2011	2012	Subsequent years	Total	Fair value(1)
€/USD(2)
Contract amount (€)	625	—	—	—	—	—	625	2
Contract average exchange rate	1.47	—	—	—	—	—

USD/€(2)
Contract amount (USD)	213	—	—	—	—	—	213	(3)
Contract average exchange rate	1.44	—	—	—	—	—

€/BRL(2)
Contract amount (BRL)	11	—	—	—	—	—	11	—
Contract average exchange rate	3.00	—	—	—	—	—

(1)	In equivalent millions of euro.

(2)	In first-currency millions. Repsol YPF buys the first-currency mentioned and sells the second currency.

	Maturity
December 31, 2006	2007	2008	2009	2010	2011	Subsequent years	Total	Fair value(1)
USD/€(2)
Contract amount	222	—	—	—	—	—	222	1
Contract average exchange rate	1.30	—	—	—	—	—

€/USD(2)
Contract amount	1,765	—	—	—	—	—	1,765	3
Contract average exchange rate	1.32	—	—	—	—	—

GBP/USD(2)
Contract amount	0.9	—	—	—	—	—	0.9	—
Contract average exchange rate	1.96	—	—	—	—	—

(1)	In equivalent millions of euro.

(2)	In first-currency millions. Repsol YPF buys the first-currency mentioned and sells the second currency.

Futures contracts on commodities

The risk associated with future physical crude oil and other oil product purchase or sale transactions is hedged through the arrangement of derivative instruments, principally futures and swaps.

At December 31, 2007 and 2006, the open positions were as follows:

At December 31, 2007	Thousands of barrels	Average contract price	Maturity							Fair Value(1)
			2008	2009	2010	2011	2012	Subsequent years	Total
		(US$ per barrel)	(thousands of US$)
Purchase contracts
WTI	422	96	40,453	—	—	—	—	—	40,453	2
NYMEX HHO	37	111	4,117	—	—	—	—	—	4,117	—
IPE GO	32	839	26,436	—	—	—	—	—	26,436	—
RBOB	186	105	19,458	—	—	—	—	—	19,458	1

Sale contracts
WTI	441	105	46,459	—	—	—	—	—	46,459	(2)
IPE GO	47	837	39,353	—	—	—	—	—	39,353	(1)
RBOB	258	105	26,990	—	—	—	—	—	26,990	(1)

Swaps(2)
WTI	3,605	91	329,492	—	—	—	—	—	329,492	(10)
Brent	5,695	84	497,855	—	—	—	—	—	497,855	4

At December 31, 2007	Thousands of tonnes	Average contract price	Maturity							Fair Value(1)
			2008	2009	2010	2011	2012	Subsequent years	Total
		(US$ per tonne)	(thousands US$)
Swaps(2)
Short term:
GO	6	856	5,051	—	—	—	—	—	5,051	—
Propane	8	857	6,852	—	—	—	—	—	6,852	—
Premium Unleaded	3	813	2,439	—	—	—	—	—	2,439	—
Fuel Oil	112	322	—	7,253	7,253	7,253	7,253	7,253	36,267	—
Nafta	79	704	55,646	—	—	—	—	—	55,646	2

(1)	In millions of euro.

(2)	Repsol YPF settles these operations by the net amount between the fixed price and the market price.

At December 31, 2006	Thousands of barrels except	Average contract price	Maturity							Fair Value(1)
			2007	2008	2009	2010	2011	Subsequent years	Total
		(US$ per barrel)	(thousands US$)
Purchase contracts
WTI	653	63	41,328	—	—	—	—	—	41,328	(1)
IPE GO	125	71	8,935	—	—	—	—	—	8,935	—
RBOB	375	67	25,121	—	—	—	—	—	25,121	—

Sale contracts
WTI	2,927	62	181,854	—	—	—	—	—	181,854	2
Brent	234	61	14,197	—	—	—	—	—	14,197	—
NYMEX HHO	189	78	14,661	—	—	—	—	—	14,661	1
IPE GO	543	72	38,858	—	—	—	—	—	38,858	1
RBOB	253	67	17,032	—	—	—	—	—	17,032	—

Swaps(2)
WTI	2,735	63	172,590	—	—	—	—	—	172,590	2
Brent	6,756	62	418,697	—	—	—	—	—	418,697	2

At December 31, 2006	Thousands of tonnes	Average contract price	Maturity							Fair Value(1)
			2007	2008	2009	2010	2011	Subsequent years	Total
		(US$ per tonne)	(thousands US$)
Swaps(2)
HHO	41	565	23,407	—	—	—	—	—	23,407	1
GO	35	502	17,973	—	—	—	—	—	17,973	—
Jet	10	573	5,671	—	—	—	—	—	5,671	1
Fuel Oil	4	269	1,075	—	—	—	—	—	1,075	—
Nafta	144	559	80,342	—	—	—	—	—	80,342	(4)

(1)	In millions of euro.

(2)	Repsol YPF settles these operations by the net amount between the fixed price and the market price.

PART II

10.	Defaults, Dividend Arrearages and Delinquencies

None

11.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

12.	Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2007, Repsol YPF, under the supervision and with the participation of Repsol YPF’s management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Securities Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, Repsol YPF’s Chief Executive Officer and Chief Financial Officer concluded that Repsol YPF’s disclosure controls and procedures were effective at the reasonable assurance level for recording, processing, summarizing and reporting the information Repsol YPF is required to disclose in the reports it files under the Securities Exchange Act, within the time periods specified in the SEC’s rules and forms.

Scope of Management’s Report on Internal Control Over Financial Reporting

Management has not evaluated or tested the internal controls of the entities accounted for via proportionate consolidation as described and listed in Note 26 to the consolidated financial statements (collectively, the “Excluded Entities”).

The Excluded Entities accounted for via proportionate consolidation represent 13.9% and 16.2% of consolidated net assets and consolidated total assets, respectively, as of December 31, 2007 and 26.3% of the consolidated net income for the year ended December 31, 2007. Management has been unable to assess the effectiveness of internal controls at the Excluded Entities because Repsol YPF does not have the ability to dictate or modify the controls of the Excluded Entities and does not have the ability, in practice, to assess those controls. Accordingly, management’s evaluation of Repsol YPF’s internal control over financial reporting did not include an evaluation of the internal controls of any of the Excluded Entities, and management’s conclusion regarding the effectiveness of Repsol YPF’s internal control over financial reporting does not extend to the internal controls of any of the Excluded Entities.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of Repsol YPF is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act). Repsol YPF’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as well as with IFRS as approved by the European Union on December 31, 2007 and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Repsol YPF;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, in accordance with IFRS as issued by the IASB as well as with IFRS as approved by the European Union on December 31, 2007, and that our receipts and expenditures are being made only in accordance with authorizations of Repsol YPF’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements, due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of Repsol YPF’s management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2007, our internal control over financial reporting was effective based on those criteria. Certain matters relating to the scope of management’s evaluation are described above. See “Scope of Management’s Report on Internal Control over Financial Reporting” above.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report included on page F-3.

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

In addition, the Board of Directors of Repsol YPF, in its June 27, 2007 meeting, determined that Mr. Ángel Durández Adeva met the conditions to be considered an “Audit Committee Financial Expert” according to the rules and regulations of the SEC. Mr. Ángel Durández Adeva is independent in accordance with applicable SEC rules and regulations.

13B. Code of Ethics

Repsol YPF has adopted a code of ethics applicable to all employees and the Board of Directors of Repsol YPF has adopted a code of conduct applicable to its members. Since November 26, 2003, the date on which the Board of Directors approved such code of ethics (Ethics and Conduct Regulations for Repsol YPF, S.A.’s Employees) (Norm of Ethics), we have not waived compliance with its provisions. The Norm of Ethics has been amended by the Board by resolution dated April 26, 2006, in order to develop further some of its provisions and to include new provisions regarding anti-corruption and anti-bribery measures. The Norm of Ethics, as amended by such resolution, was filed as Exhibit 11.1 to our annual report for the year ended December 31, 2005 and is incorporated by reference herein.

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

	2007		2006
	Fees	Expenses	Fees	Expenses
	(thousands of euro)
Services Rendered
Audit Fees	7,229	23	6,871	72
Audit-Related Fees(1)	875	—	895	—
Tax Fees(2)	40	—	129	—
All Other Fees(3)	118	—	490	1

Total	8,262	23	8,385	73

(1)	This category principally includes fees related to attest services rendered to subsidiaries of the Repsol YPF Group that are not required by statute or regulation, agreed-upon procedures reports, consultation concerning financial accounting and reporting standards and due diligence services. In 2006, it also includes fees amounting to €555 thousand, billed for assistance services rendered in relation with Repsol YPF’s readiness plan to comply with Sarbanes-Oxley’s Section 404 requirements.

(2)	Includes mainly fees billed for tax compliance and tax planning services, assistance with tax audits and appeals and tax advice.

(3)	Includes mainly assistance services rendered regarding the pricing model in GLP´s market in Spain.

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

13D. Exemptions from the Listing Standards for Audit Committees

None.

13E. Purchases for Equity Securities by the Issuer and Affiliated Purchasers

The general shareholders’ meeting held on May 9, 2007 authorized the Board of Directors to purchase ordinary shares of Repsol YPF in the secondary market for a period of 18 months. A maximum of 5% of Repsol YPF’s ordinary shares could be purchased directly or through controlled companies for a price between the nominal value and the stock market price of the shares. This authorization superseded the authorization approved by the general shareholders’ meeting of June 16, 2006, which contained similar terms to those of the present authorization.

In 2007, Repsol YPF acquired an aggregate of 4,462,665 ordinary shares representing 0.366% of Repsol YPF’s capital stock for €110.7 million. The same number of ordinary shares were sold for €114.3 million resulting in a gain of €3.6 million.

The following table provides certain information relating to Repsol YPF’s acquisition of its ordinary shares in 2007 (all pursuant to the general shareholders’ meeting authorization of May 9, 2007 and made in open-market transactions).

Period: 2007	Total number of Shares (or Units) Purchased	Average Price Paid Per Share (in euro)	Total number of Shares (or Units) Purchased as part of publicly announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased Under the Plans or Programs
January 1—January 31	—	—	—	—
February 1—February 28	—	—	—	—
March 1—March 31	—	—	—	—
April 1—April 30	—	—	—	—
May 1—May 31	—	—	—	—
June 1—June 30	—	—	—	—
July 1—July 31	—	—	—	—
August 1—August 31	—	—	—	—
September 1—September 30(1)	1,107,753	24.2684	—	—
October 1—October 31(2)	1,184,912	25.0159	—	—
November 1—November 30(3)	1,210,000	25.3213	—	—
December 1—December 31(4)	960,000	24.5053	—	—

(1)	Sold during September 2007 at a weighted average price of €25.6387 per ordinary share.

(2)	Sold during October 2007 at a weighted average price of €26.2561 per ordinary share.

(3)	Sold during December 2007 at a weighted average price of €25.2656 per ordinary share.

(4)	Sold during December 2007 at a weighted average price of €25.2269 per ordinary share.

At December 31, 2007, neither Repsol YPF nor any of its affiliates owned ordinary shares of Repsol YPF.

13F. Unresolved Staff Comments

None.

PART III

14. Financial Statements

The Consolidated Financial Statements as of and for the years ended December 31, 2007, 2006 and 2005, attached to this annual report have been audited by Deloitte, S.L., independent registered public accountants, as indicated in its report with respect to those Consolidated Financial Statements. The consolidated financial statements of Gas Natural and its group companies as of and for the years ended December 31, 2007, 2006 and 2005 have been audited by PricewaterhouseCoopers Auditores, S.L., independent registered public accounting firm. These consolidated financial statements are not separately attached; however, to the extent they have been included in the Consolidated Financial Statements of Repsol YPF, they have been included in reliance on the report of such auditors.

15. Exhibits

(a) Index to Financial Statements:

(b) Index to Exhibits:

1.1	Bylaws (“Estatutos”) of Repsol YPF, S.A., as amended (Spanish Version)

1.2	Bylaws (“Estatutos”) of Repsol YPF, S.A., as amended (English Version)

2.1	Indenture among Repsol International Finance B.V., Repsol S.A. and The Chase Manhattan Bank, N.A., as Trustee, dated as of May 15, 1995*

2.2	Trust Deed dated May 5, 2000 among Repsol International Finance B.V., Repsol, S.A. and Citicorp Trustee Company Limited relating to the €1,000,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance B.V. and guaranteed by Repsol, S.A.**

2.3	Supplemental Trust Deed dated June 21, 2001 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €175,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance, B.V. and guaranteed by Repsol YPF, S.A.***

2.4	Pricing Supplement dated July 18, 2003 relating to the €1,000,000,000 5% Fix Rate Bonds due 2013 issued by Repsol Intentional Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Program guaranteed by Repsol YPF, S.A.*****

2.5	Pricing Supplement dated October 7, 2004 relating to the €1,000,000,000 4.625% Guaranteed Notes due 2014 issued by Repsol International Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Program guaranteed by Repsol YPF, S.A.******

2.6	Final Terms February 15, 2007 relating to the €750,000,000 in aggregate principal amount of Floating Rate notes due 2012 and €500,000,000 in aggregate principal amount of 4.75% Floating Rate notes due 2017 under the Guaranteed Euro Medium Term Note Programme guaranteed by Repsol YPF*******

4.1	Agreement between Repsol YPF and La Caixa, dated January 11, 2000****

4.2	Novation Agreement between Repsol YPF and La Caixa, dated May 16, 2002****

4.3	Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated December 16, 2002****

4.4	Second Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated June 20, 2003****

4.5	Share Purchase Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L. and Petersen Energía, S.A. ********

4.6	Shareholders’ Agreement dated as of February 21, 208 by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L. and Petersen Energía, S.A.********

4.7	First Option Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey********

4.8	Second Option Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey********

8.1	List of significant subsidiaries

10.1	Consent of Gaffney, Cline & Associates

10.2	Consent of DeGolyer and MacNaughton

10.3	Consent of Ryder Scott, L.P.

11.1	Code of ethics******

11.2	Code of ethics (English Translation)******

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

13.1	Section 906 Certification

*	Incorporated by reference to Repsol YPF’s Registration Statement No. 33-84828.
**	Incorporated by reference to Repsol YPF’s 1999 Annual Report on Form 20-F.
***	Incorporated by reference to Repsol YPF’s 2001 Annual Report on Form 20-F.
****	Incorporated by reference to Repsol YPF’s 2002 Annual Report on Form 20-F.
*****	Incorporated by reference to Repsol YPF’s 2003 Annual Report on Form 20-F.
******	Incorporated by reference to Repsol YPF’s 2005 Annual Report on Form 20-F.
*******	Incorporated by reference to Repsol YPF’s 2006 Annual Report on Form 20-F.
********	Incorporated by reference to Repsol YPF’s Schedule 13D/A of February 21, 2008.

16. Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Repsol YPF, S.A.

By:	/s/ Fernando Ramírez Mazarredo
Name: Fernando Ramírez Mazarredo
Title: Chief Financial Officer

Date: May 30, 2008

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE

REPSOL YPF GROUP (CONSOLIDATED GROUP)

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2007 AND 2006

AND CONSOLIDATED STATEMENTS OF INCOME, CASH

FLOWS AND CHANGES IN

SHAREHOLDER’S EQUITY FOR THE YEARS ENDED

DECEMBER 31, 2006, 2005 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Repsol YPF, S.A.:

We have audited the accompanying consolidated balance sheets of Repsol YPF, S.A. (the “Parent”) and subsidiaries composing the Repsol YPF Group (the “Group” – Note 2) as of December 31, 2007 and 2006, and the related consolidated income statements, cash flow statements and statements of changes in equity for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries, in which the Group had an ownership interest of 30.85% as of December 31, 2007 and 2006, which financial statements reflect total assets constituting 10% and 9.06%, respectively, of the Group’s consolidated total assets as of December 31, 2007 and 2006, and net income constituting 10.26%, 10.09% and 6.67% of the consolidated net income for the years ended December 31, 2007, 2006 and 2005, respectively. The consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Gas Natural SDG, S.A. and subsidiaries, is based solely on the report of such other auditors.

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

In our opinion, based on our audits and on the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Repsol YPF, S.A. and subsidiaries composing the Repsol YPF Group as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Standards as adopted by the European Union (EU-IFRS).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 29, 2008 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ Deloitte, S.L.

Madrid-Spain

May 29, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Repsol YPF, S.A.:

We have audited the internal control over financial reporting of Repsol YPF, S.A. (the Parent) and subsidiaries (the Group) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at subsidiaries consolidated by the proportional integration method as described in Note 26, because the Group does not have the ability to dictate or modify the controls at these entities and does not have the ability to assess, in practice, the controls at the entities. These entities represent 13.9 percent and 16.2 percent of net and total assets, respectively, and 26.3 percent of net income of the consolidated financial statements of the Group as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at these entities. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Repsol YPF, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2007 of Repsol YPF, S.A. and subsidiaries and our report dated May 29, 2008 expressed an unqualified opinion on those financial statements based on our audit and the report of the other auditors.

/s/ Deloitte, S.L.

Madrid-Spain

May 29, 2008

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors’ of Gas Natural SDG, S.A.

We have audited the consolidated annual accounts of Gas Natural SDG, S.A. (parent company) and subsidiaries (the Group), consisting of the consolidated balance sheets at December 31, 2007 and 2006, the consolidated income statements, the consolidated statement of income and expense recognized, the consolidated cash flow statements and the consolidated notes for each of the three years in the period ended December 31, 2007 (not presented separately herein), whose preparation is the responsibility of the Directors of Gas Natural SDG, S.A. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts as a whole, based on our audits.

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

In our opinion, the consolidated annual accounts present fairly, in all material respects, the financial position of Gas Natural SDG, S.A. and its subsidiaries as at December 31, 2007 and 2006 and the consolidated results of their operations, changes in consolidated incomes and expenses recognized and consolidated cash flows for the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards adopted by the European Union (IFRS-EU) and International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

As mentioned in Note 40 to the consolidated annual accounts as at December 31, 2007, Gas Natural SDG, S.A. concludes that the differences between IFRS-EU and IFRS-IASB have no impact in the consolidated annual accounts as at December 31, 2007 and 2006. This note (not presented separately herein) was prepared at the request of Gas Natural’s shareholder Repsol YPF, S.A. for the purposes of its annual report on Form 20-F for the year ended December 31, 2007.

/s/ PricewaterhouseCoopers Auditores, S.L.

Barcelona, Spain

March 7, 2008, except for Note 40, as to which the date is May 29, 2008.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS

At 31 December 2007 and 2006

	Note	(Millions of Euros)
		2007	2006
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	7	23,676	23,475
Investment property	8	34	34
Goodwill	9	3,308	3,422
Other intangible assets	10	1,018	1,156
Available-for-sale assets	11	80	249
Investments accounted for using the equity method	12	537	521
Financial assets	13	1,948	1,518
Deferred tax assets	25	1,020	913

		31,621	31,288

CURRENT ASSETS
Inventories	15	4,675	3,874
Trade and other receivables	13	7,760	6,813
Income tax receivable	25	257	382
Liquid financial assets	13
Current financial assets		266	287
Cash and cash equivalents		2,585	2,557

		15,543	13,913

TOTAL ASSETS		47,164	45,201

EQUITY AND LIABILITIES
EQUITY
Equity attributable to shareholders of the Parent	16	18,511	17,433
Minority interests	16	651	609

		19,162	18,042

NON-CURRENT LIABILITIES
Preference shares	18	3,418	3,445
Non-current bank borrowings and other financial liabilities	19	6,647	7,038
Deferred tax liabilities	25	2,473	2,707
Non-current provisions for contingencies and expenses	20-21	2,565	2,660
Other non-current liabilities	22	1,544	1,234

		16,647	17,084

CURRENT LIABILITIES
Current bank borrowings and other financial liabilities	19	1,501	1,556
Trade and other payables	24	8,838	7,590
Income tax payable	25	730	632
Current provisions for contingencies and expenses	20-21	286	297

		11,355	10,075

TOTAL EQUITY AND LIABILITIES		47,164	45,201

The accompanying Notes 1 to 42 are an integral part of these consolidated balance sheets.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED INCOME STATEMENTS

For the years ended 31 December 2007, 2006 and 2005.

	Note	(Millions of Euros)
		2007	2006	2005
REVENUE
Sales		52,098	51,355	48,024
Other income		3,825	3,725	3,021

		55,923	55,080	51,045

EXPENSES
Materials used		(36,294)	(35,117)	(32,512)
Staff costs		(1,855)	(1,674)	(1,542)
Depreciation and amortisation charge		(3,141)	(3,094)	(2,450)
Other expenses		(8,825)	(9,284)	(8,380)

		(50,115)	(49,169)	(44,884)

PROFIT FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS	27	5,808	5,911	6,161

FINANCE COSTS	28	(224)	(482)	(722)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		5,584	5,429	5,439
Income tax	25	(2,338)	(2,220)	(2,332)
Share of results of companies accounted for using the equity method	12	109	139	117

PROFIT FOR THE YEAR		3,355	3,348	3,224
Profit attributable to minority interests		(167)	(224)	(104)

Profit attributable to the Parent		3,188	3,124	3,120

Weighted average number of shares outstanding (in millions)		1,220.9	1,220.9	1,220.9

Earnings per share attributable to shareholders of the Parent (in euros)		2.61	2.56	2.56

Diluted earnings per share (in euros)		2.61	2.56	2.56

The accompanying Notes 1 to 42 are an integral part of these consolidated income statements.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED CASH FLOW STATEMENTS

For the years ended 31 December 2007, 2006 and 2005.

	Millions of Euros
	2007	2006	2005
I.CASH FLOWS FROM OPERATING ACTIVITIES

Profit before tax	5,526	5,344	5,452
Adjustments for:
Minority interests	167	224	104
Results of companies accounted for using the equity method	(109)	(139)	(117)
Depreciation and amortisation charge	3,141	3,094	2,450
Net provisions recognised	377	1,000	682
Proceeds from disposal of non-trade assets	(669)	(253)	(175)
Accrued finance costs	224	482	722
Other adjustments	(84)	(699)	21

Subtotal	8,573	9,053	9,139

Actual changes in working capital	(582)	(460)	(800)
Dividends received from companies accounted for using the equity method	179	136	85
Income taxes paid	(2,157)	(2,236)	(2,188)
Provisions used	(301)	(455)	(180)

	5,712	6,038	6,056

II. CASH FLOWS FROM INVESTING ACTIVITIES

Investments in non-current assets and companies:
Intangible assets	(145)	(156)	(134)
Property, plant and equipment	(4,428)	(5,417)	(3,173)
Investments in consolidated companies	(334)	(19)	(252)
Other non-current assets	(466)	(145)	(154)

Total investments	(5,373)	(5,737)	(3,713)
Divestments	1,279	515	581

	(4,094)	(5,222)	(3,132)

III. CASH FLOWS FROM FINANCING ACTIVITIES
Net financial liabilities received (settled)	26	179	(2,215)
Finance costs paid	(544)	(596)	(556)
Grants and other non-current liabilities settled and other	89	285	(213)
Dividends paid	(949)	(825)	(681)

	(1,378)	(957)	(3,665)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,557	2,647	3,328
Net balance of cash flows (I, II, III)	240	(141)	(741)

Other changes in cash and cash equivalents
Due to inclusion of companies	12	2	45
Due to exchange rate effect	(224)	49	15

CASH AND CASH EQUIVALENTS AT END OF YEAR	2,585	2,557	2,647

The accompanying Notes 1 to 42 are an integral part of these consolidated cash flow statements.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended 31 December 2007, 2006 and 2005.

	Million of Euros
	Equity Attributable to Shareholders of the Parent									Equity Attributable to Minority Interests	Total Equity
	Share Capital	Of the Parent			Translation Differences	Fair Value Reval. Reserves	Retained Earnings	Interim Dividend	Total
		Share Premium	Legal Reserve	Reval. Reserve
Balance at 31 December 2004	1,221	6,428	244	3	(405)	24	5,596	(305)	12,806	424	13,230

Profit for the year	—	—	—	—	—	—	3,120	—	3,120	104	3,224
Translation differences	—	—	—	—	1,012	—	—	—	1,012	47	1,059
Asset and liability revaluation reserves	—	—	—	—	—	50	—	—	50	—	50
Distribution of profit	—	—	—	—	—	—	(610)	305	(305)	(69)	(374)
Interim dividend	—	—	—	—	—	—		(366)	(366)	—	(366)
Changes in the scope of consolidation	—	—	—	—	—	—	—	—	—	(2)	(2)
Other effects	—	—	—	—	—	—	(55)	—	(55)	20	(35)

Balance at 31 December 2005	1,221	6,428	244	3	607	74	8,051	(366)	16,262	528	16,790

Profit for the year	—	—	—	—	—	—	3,124	—	3,124	224	3,348
Translation differences	—	—	—	—	(977)	—	—	—	(977)	(39)	(1,016)
Asset and liability revaluation reserves	—	—	—	—	—	(73)	—	—	(73)	—	(73)
Distribution of profit	—	—	—	—	—	—	(732)	366	(366)	(93)	(459)
Interim dividend	—	—	—	—	—	—		(440)	(440)	—	(440)
Changes in the scope of consolidation	—	—	—	—	—	—	—	—	—	(2)	(2)
Other effects	—	—	—	—	—	—	(97)	—	(97)	(9)	(106)

Balance at 31 December 2006	1,221	6,428	244	3	(370)	1	10,346	(440)	17,433	609	18,042

Profit for the year	—	—	—	—	—	—	3,188	—	3,188	167	3,355
Translation differences	—	—	—	—	(1,053)	—	—	—	(1,053)	(44)	(1,097)
Asset and liability revaluation reserves	—	—	—	—	—	(4)	—	—	(4)	—	(4)
Distribution of profit	—	—	—	—	—	—	(880)	440	(440)	(71)	(511)
Interim dividend	—	—	—	—	—	—	—	(610)	(610)	—	(610)
Changes in the scope of consolidation	—	—	—	—	—	—	—	—	—	(7)	(7)
Other effects	—	—	—	—	—	—	(3)	—	(3)	(3)	(6)

Balance at 31 December 2007	1,221	6,428	244	3	(1,423)	(3)	12,651	(610)	18,511	651	19,162

The accompanying Notes 1 to 42 are an integral part of these consolidated statements of changes in equity.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2007

(1)	BASIS OF PRESENTATION AND REGULATORY FRAMEWORK

1.1)	Basis of presentation

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

The accompanying consolidated financial statements are presented in millions of euros and were prepared from the accounting records of Repsol YPF, S.A. and of its investees. The consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and as approved by the European Union at 31 December 2007 and they present fairly the Group’s consolidated equity and financial position at 31 December 2007, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in the year then ended.

These consolidated financial statements for 2007, which were prepared by the Board of Directors of Repsol YPF, S.A. at its meeting held on 26 March 2008, and the financial statements of the investees will be submitted for approval by the shareholders at the respective Annual General Meeting, and it is considered that they will be approved without any changes.

The preparation of the consolidated financial statements in accordance with IFRSs, which is the responsibility of the Group’s directors, makes it necessary to make certain accounting estimates and for the directors to use their judgment when applying the Standards. The most complex areas, the areas in which the directors’ judgment is most required and the areas in which significant assumptions or estimates have to be made are detailed in Note 6 (Accounting Estimates and Judgments).

The consolidated financial statements for 2006 were approved by the shareholders at the Annual Meeting of Repsol YPF, S.A. held on 9 May 2007.

1.2)	Regulatory framework

Repsol YPF carries out its activities in various countries and is therefore subject to the oil industry regulations established in each country. Argentina and Spain are those in which it has the most significant presence.

Spain

The oil and gas industry in Spain is regulated mainly by Law 34/1998, of 7 October 1998, and its implementing regulations.

The following noteworthy matters occurred during the time period covered by this report:

Law 12/2007, of 2 July, amends the Law 34/1998 relating to the hydrocarbons sector, incorporating in the Spanish laws the Directive 2003/55 of the European Parliament establishing new common rules to fulfill the Internal Market for the Natural Gas. The law incorporates several measures to achieve a fully-deregulated market to take actions for a higher competition, a decrease in prices and an improvement in the service quality to the end user.

The activities of the different persons in the gas system were redefined, establishing a legal and operational separation among the so-called “network activities” (transport, distribution, regasification or storage) on the one hand, and the activities of production and provision, on the other hand. It also eliminates the feasible competition between traders and dealers in the provision of services with the disappearance of the fee system and the setting up of a last resort supply fee to which consumers may adhere on the basis of the situation and development of the market.

The last resort fee is the maximum price which the traders appointed as suppliers shall charge to the consumers with rights to be subject to this fee. The Government is responsible for the election of the traders to meet the obligations of suppliers of last resort, which must satisfy gas supply orders at the highest price fixed. There is a single fee for the whole territory, notwithstanding the specialties for pressure levels and volume consumption and the fee is to be fixed so that the market competition is not distorted.

Royal Decree 766/2007, which partially amends the Royal Decree 1716/2004, regulates the maintenance required for minimum safety stocks and the diversification of natural gas supply, and the functioning of the Association of strategic oil product reserves (CORES). The new Royal-Decree law increases the number of minimum safety stocks from 90 to 92 compulsory days as of 1 January 2010.

Pursuant to the so-called “energy golden share”, Law 55/1999 (amended by Law 62/2003), the government must be notified of the acquisition of investments representing 3% or more of the share capital of energy companies by state-owned entities or by entities of any kind that are majority owned or controlled by State-owned entities, so that the Council of Ministers may, within two months, authorise, withhold consent to or make conditional the exercise of the related voting rights.

In relation to said disposition, the Decision of the Court of Justice of the European Communities (CJEC) of 14 February 2008 has noted that Spain has not complied with the incumbent obligations in accordance which section 56 CE, maintaining in force measures such as the “energy golden share” which restricts the voting rights corresponding to shares owned by public entities in Spanish companies operating in the energy sector.

In addition to these amendments, other general rules have been published in 2007, which, whether these are aimed or not at the exclusive target of the hydrocarbons sector, its relevance is of notable importance for the development of Repsol YPF’s activities. Among these, we may point out:

Law 6/2007, of 12 April, concerning the amendment of the Securities Market Act for the change of the public tender offer schemes and promotion of the transparency of the issuers, this last aspect later developed by the Royal Decree 1362/2007.

Law 15/2007, of 3 July, concerning Competition Laws, which implements both national and European Community amendments such as EU Regulations N. 1/2003 and 139/2004, reinforcing the existing arrangements and endowing them with the power to establish a framework to protect effective competition in the markets.

Law 16/2007, of 4 July, concerning the amendment and implementation of commercial laws in accounting for the purposes of international harmonization of accounting practices on basis of the European Union regulations.

Law 26/2007, of 23 October, concerning Environmental Responsibility, regulates the responsibility of operators in the prevention, avoidance and repair of environmental damages in accordance with prevention and “the polluter pays principle”. This Law neither covers the prosecution of actions because of damages to persons, damages caused to private property, actions due to any kind of economic loss, nor affects any rights concerning this type of damages or any other property damage not being of environmental nature.

Argentina

The oil and gas industry in Argentina is regulated by Law 17.319 (the “Hydrocarbons Law”). The Argentinean State, through the Ministry of Energy, issues supplementary regulations to this law. The regulatory framework of this law was established under the assumption that the oil and gas reserves belonged to the State, and that Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor, was responsible for their operation within a different framework to that of private companies.

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

The YPF Privatisation Law awarded YPF 24 exploration licences and 50 exploration concessions. The Hydrocarbons Law limits the number and total surface area of the exploration licences or exploration concessions which an entity may hold.

In October 2004, the Argentine Congress approved Law 25.943 through which Energía Argentina Sociedad Anónima (“ENARSA”) was incorporated. ENARSA’s company corporate purpose is the study, exploration and operation of oil and gas fields and the transport, storage, distribution and marketing of these products and their derivatives, in addition to the transport and distribution of natural gas and the generation, transmission and distribution of electricity. This law also granted ENARSA entitlement to exploration licences and operating concessions in all national waters in which such licences and concessions had not been awarded to other companies before the law came into force.

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

Refining

Crude oil refining activities are subject to authorisation by the Argentine government, and to compliance with national, provincial and municipal safety and environmental regulations. Oil companies must be registered in the registry of oil companies held by the Ministry of Energy and registration is awarded on the basis of technical and financial standards. YPF is registered and authorised to carry out refining activities in Argentina.

Market regulation

The Hydrocarbons Law authorises the National Executive Power to regulate the Argentine oil and gas markets and prohibits the export of crude oil during periods in which the Executive Power estimates that domestic production is insufficient to satisfy domestic demand.

Through Order Nº 265/2004 of the Secretariat of Energy, the Argentine Government set up a program of useful cut downs on natural gas exports and related transportation. Said program was firstly implemented by Decision Nº 27/2004 of the Fuels Undersecretariat, and subsequently replaced by the Program of Rationalisation of Gas Exports and the Use of Transportation Capacity (the “Program”) passed through Decision Nº 659/2004 of the Secretariat of Energy . Additionally, Decision SE Nº 752/2005 made an arrangement for industrial users and thermal generators (who from that Decision shall purchase directly the natural gas from the producer) who might also be supplied with natural gas from export cut downs, through the Constant Additional Injection set up by that Decision. By means of the Program and/or the Constant Additional Injection, the Argentine Government requires the natural gas export producers delivery additional amounts of the said product to the internal market to meet the demand of some users in the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contracted by YPF and it is compelled to charge the natural gas exports, whose execution has been conditioned. The arrangements established by Decisions N° 659/2004 and 752/2005 have been adopted by Decision SE N° 599/2007 amending the imposed requirements, whether these are required to be signatory or not-signatory parties of the proposal due to the agreement between the Secretariat of Energy and Producers officially approved by said decision. Additionally, the Argentine Government by the mediation of instructions taught by different paths has imposed certain restrictions to natural gas exports (together with the Program and the Constant Additional Injection, called the “Restrictions”).

By the enactment of several rules, among them Decisions N° 1679/04, 1879/05 and 715/07 of the Secretariat of Energy, as well as Decision Nº 1157/06 of the Fuels Undersecretariat, a record system for the hydrocarbons and derivatives exports was restored and some obligations for supply to the local market were enforced, including the obligation to import some products as allowances for export, whether necessary to meet internal demand. On 11 October 2006, the Secretariat of Internal Commerce, by Decision Nº 25/2006, informed the refining companies and/or the wholesalers and/or the retailers that they must satisfy the fuel-oil demand in the whole territory of Argentina meeting the market growth.

Decision N° 394/07 of 16 November has increased taxes on crude and derivative exports in Argentina. The new scheme establishes that in the cases in which the export price is fixed over a reference price (60.9 dollars/barrel), the producer shall have the right to charge 42 dollars per barrel and the rest up to the benchmark price shall be withheld by the Government of Argentina as taxes to import. In the event that the export price is under the international benchmark price, but over 45 dollars per barrel, 45% withholding will apply. In the event that the export price is under 45 dollars per barrel, the withholding percentage shall be fixed within 90 days. This same method shall apply to the exports of other oil products and lubricants using different benchmark prices, withholding prices and prices allowed for producers whichever the case.

On 14 June 2007 the Decision Nº 599/07 of the Secretariat of Energy passed a proposal in agreement with natural gas producers concerning the supply of natural gas to the domestic market for the 2007—2011 period (“Agreement 2007-2011”). YPF signed the agreement taking into account that natural gas exports and certain internal sales of producers who did not execute this agreement shall be called firstly to satisfy the internal demand, before the export sales of the signatory parties were charged. The aim of the Agreement is to guarantee the provision of the domestic market demand to the levels recorded in 2006, plus the growth in the demand of the residential consumers and small business shops.

Law Nº 26.020 establishes the basic regulatory framework for the industry and marketing of the LPG (Liquefied Petroleum Gas).

Venezuela

The Basic Hydrocarbons Law (Ley Orgánica de Hidrocarburos, LOH) regulates migration from the former operating agreements to joint control entities (“empresas mixtas”). On 20 June 2006 the Energy and Petroleum Ministry approved the incorporation of the mixed oil company Petroquiriquire, S.A., in which Repsol YPF acquired a 40% interest and in which PDVSA holds a 60% stake. On the same date, the incorporation of the mixed company Quiriquire Gas, S.A. was also approved, in which Repsol YPF and PDVSA acquired interests of 60% and 40%, respectively. The licence was granted in March 2007.

Bolivia

On 1 May 2006 Supreme Decree 28701 was published, which nationalised the country’s oil and gas and transferred the ownership and control thereof to the Bolivian company YPFB. Furthermore, the shares required to enable YPFB to control at least 50% plus one vote in different companies including Empresa Petrolera Andina, S.A. were also nationalised, although to date these changes have not taken place. The publication of this decree also opened a 180-day period for the negotiation of agreements reflecting this new legal framework. On 28 October 2006, Repsol YPF and its subsidiary Andina S.A., entered into new operating agreements with YPFB establishing the conditions for oil and gas exploration and production in Bolivia. These agreements were approved by the Bolivian Congress on 3 December 2007 and came into force from the registration date, on 2 May 2007.

On the date of preparation of these consolidated financial statements there are some issues pending decision concerning these new operation agreements as well as the fulfillment of obligations prior to them which have not previously been regulated. Among these pending aspects we highlight the process of settlement and account reconciliation with YPFB as well as the VAT invoiced to YPFB concerning the gas supplied for exports. At present, Repsol YPF is in the process of negotiating with YPFB, among others items, the Agreements on Delivery, and Methods of Payment, which are in draft form and which, shall establish the legal framework to put into force the issues previously mentioned.

On 13 May 2007, the Government of Bolivia issued Supreme Decree 29129, which establishes like Order No. 256/2006 issued on 22 December 2006 amended by Order 003/2007, the Transitional Procedures to guarantee the transportation and marketing of hydrocarbons under the current conditions until YPFB executes new transportation and marketing contracts. The enforcing term of the above mentioned decree was extended up to 25 April 2008 by Supreme Decreee 29325 of 28 October 2007.

On the other hand, on 13 May 2007, Supreme Decree 29130 was also issued, whereby some hydrocarbon areas of interest are reserved and awarded in Traditional and Non-traditional areas on behalf of YPFB, and which establishes the arrangements for the association to be applied for the development of prospecting and exploration activities on YPFB’s own or through joint ventures. Subsequently, some new hydrocarbon reserved areas of interest were incorporated on behalf of YPFB by Supreme Decree 29226 of 9 August 2007. Additionally, Supreme Decree 29130 was partially amended by Supreme Decree 29371 of 12 December 2007, which establishes the procedure for the qualification of national or foreign oil companies for the purpose of the execution of study agreements with YPFB, to implement the prospecting activities in reserved areas on behalf of said State-owned oil company.

Finally, on 31 August 2007 Law 3740 was issued, establishing, among other aspects, that the mining activities on hydrocarbons subject to Operation Contracts are excluded from the application of the “aliquot” part added to the extraordinary earnings due to mining activities on non-renewable natural resources”. It also decides that the Executive Office must guarantee the constant and continuous attention of the internal market and shall promote some initiatives for the industrialisation of the hydrocarbons in the country. Likewise, it points out that the Executive Office, within the maximum term of 60 days, must submit the Regulation on Recoverable Costs which shall govern the terms and guidelines for the express acknowledgment and recognition of said costs by YPFB, provided these are useful, usable and used. Finally, it disposes that YPFB shall have to hire by international tender offer some specialised companies in the certification of hydrocarbon reserves to certify the effective level of reserves in Bolivia.

Ecuador

On 29 March 2006, by Law 2006-42, Ecuador required to dealers of all prospecting and exploitation joint contracts of hydrocarbons the payment of at least 50% of the so-called “surpluses of crude oil”, that is, of the difference between the participation value of each trader, according to the oil price at the date of the contract execution (measured on the basis of the monthly average of the sale price and fixed values) and its value in accordance with the oil price at the date of sale by the traders . Later on, Order Nº 662, which amends Order 1.672, increases the mentioned stake of the State over the oil surpluses up to 99%. In November 2007 Repsol YPF sent notice to the Ecuadorian Government requesting the commencement of negotiations pursuant to the Agreement Spain-Ecuador of Reciprocal Protection on Investments. In addition, the ICSID has been notified of the disputes with the Ecuadorian Government and the submission to the jurisdiction of the ICSID.

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

The exchange rates against the euro of the main currencies used by the Group companies at 31 December 2007 and 2006, were as follows:

	31 December 2007		31 December 2006		31 December 2005
	Year-End Rate	Cumulative Average Rate	Year-End Rate	Cumulative Average Rate	Year-End Rate	Cumulative Average Rate
US dollar	1.472	1.370	1.317	1.255	1.184	1.243
Argentine peso	4.606	4.244	4.006	3.833	3.567	3.609
Brazilian real	2.608	2.664	2.816	2.729	2.772	3.037
Chilean peso	731.472	714.894	701.160	665.759	606.903	696.415

2.2)	Changes in the scope of consolidation

Appendix I includes the main changes in 2007 and 2006.

(3)	ACCOUNTING POLICIES

The principal accounting policies used by Repsol YPF in preparing the consolidated financial statements, were as follows:

3.1)	Current/Non-current classification

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

Income and expenses arising from transactions in which, contractually or by law, offsetting is permitted and which the Group intends to settle on a net basis or to realise the asset and settle the liability simultaneously are presented at their net amount in the consolidated income statement.

3.3)	Functional currency and foreign currency transactions

Functional currency

The items included in these consolidated financial statements relating to the Group companies are measured using their functional currency, that is the currency in the main economic area in which they operate. The consolidated financial statements are presented in euros, which is the Repsol YPF Group’s functional and presentation currency.

Foreign currency

Transactions in currencies other than the functional currency of an entity are deemed to be “foreign currency transactions” and are translated to the functional currency by applying the exchange rates prevailing at the date of the transaction. At each year end, the foreign currency monetary items on the balance sheet are measured at the exchange rate prevailing at that date and the exchange rate differences arising from such measurement are recognised under finance costs in the income statement during the period in which they occur.

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

Property, plant and equipment, other than those relating to oil and gas exploration and production activities (see Note 3.4.c), are depreciated, using the straight-line method, on the basis of the acquisition cost of the assets less their estimated residual value, over the years of estimated useful life of the assets, the detail being as follows:

Years of Estimated Useful Life
Buildings and other structures	30-50
Machinery and fixtures:
Machinery, fixtures and tools	8-15
Furniture	9-15
Refineries in service:
Units	8-15
Storage tanks	20-30
Pipelines and networks	12-18
Gas infrastructure and distribution facilities	20-40
Transport equipment	5-25

The depreciation of these assets starts when the assets become available for use.

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

c)	Recognition of oil and gas exploration and production transactions

Repsol YPF recognises oil and gas exploration and production transactions using the “successful-efforts” method, whereby the accounting treatment of the various costs incurred is as follows:

i.	The costs incurred in the acquisition of new interests in areas with proven and non-proven reserves (including bonds, legal costs, etc.) are capitalised as incurred to the account “Investments in Areas with Oil Reserves” associated with proven reserves or non-proven reserves, as appropriate.

ii.	The costs of acquiring interests on exploration permits for a given period of time are capitalised at their purchase price and registered in the caption “Other Exploration Costs”. If reserves are not found, the amounts previously capitalised are recognised as an expense in the consolidated income statement. If the exploration work yields positive results, giving rise to commercially exploitable wells, the costs are reclassified to “Investments in Areas with Oil Reserves” at their carrying amount when the wells are determined to be commercially exploitable. Wells are classified as “commercially exploitable” only if they are expected to generate a volume of reserves that justifies their commercial development on the basis of the conditions prevailing when the costs are recognised (e.g. prices, costs, production techniques, regulatory framework, etc.).

iii.	Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of non-proven reserves and other expenditures relating to the exploration activity), excluding exploratory drilling expenditures, are charged to income as incurred.

iv.	Exploratory drilling costs, including those relating to stratigraphic exploration wells, are recognised as assets under the heading “Other Exploration Costs” until it is determined whether proven reserves justifying their commercial development have been found. If no proven reserves are found, the capitalised drilling costs are charged to income. However, if as a result of exploratory drilling, including stratigraphic exploratory wells, reserves are found that cannot be classified as proven, their recognition depends on the following:

-	If the area requires additional investments before production can commence, the drilling costs remain capitalised only during the period in which the following conditions are met: (i) the amount of proven reserves found justifies the completion of a productive well if the required investment is made; and (ii) the drilling of additional exploratory or stratigraphic wells is underway or planned for the near future. If either of the aforementioned conditions is not met, the drilling costs or the cost of the stratigraphic wells are charged to income.

-	In all other circumstances, the existence of reserves that can be classified as proven has to be determined within one year from the completion of the prospection work. Otherwise, the related drilling costs are charged to income.

Drilling costs that have given rise to a positive discovery of commercially exploitable reserves are reclassified to “Investments in Areas with Reserves”.

v.	Development expenditure incurred in lifting proven reserves and in processing and storing oil and gas (including costs incurred in drilling relating to productive wells and dry wells under development, oil rigs, recovery improvement systems, etc.) are recognised as assets under “Investments in Areas with Reserves”.

vi.	Future field abandonment and dismantling costs (environmental, safety, etc.) are estimated, on a field-by-field basis, and are capitalised at their present value when they are initially recognised under “Investments in Areas with Reserves” in the consolidated balance sheet, with a credit to “Non-Current Provisions for Contingencies and Expenses”.

The investments capitalised as described above are depreciated as follows:

i.	Investments in the acquisition of proven reserves are depreciated over the estimated commercial life of the field on the basis of the production for the year as a proportion of the proven reserves of the field at the beginning of the depreciation period.

ii.	Investments relating to non-proven reserves or fields under evaluation are not depreciated. These investments reserves are assessed at least once a year, or more frequently if there is any indication that they might have become impaired and, in the event of an impairment, the related loss is recognised with a charge to the profit for the year.

iii.	Cost incurred in drilling work and subsequent investments to develop and lift oil and gas reserves are depreciated over the estimated commercial life of the field on the basis of the production for the year as a proportion of the proven reserves of the field at the beginning of the depreciation period.

The changes in estimated reserves are considered on a prospective basis in calculating depreciation.

At each balance sheet date or whenever there are indications that the assets might have become impaired, their recoverable amount (see Note 3.9) is compared to their carrying amount. Any impairment loss or reversal arising as a result of this comparison is recognised under “Other Expenses” or “Other Income”, as appropriate, in the consolidated income statement (see Notes 3.9, 7, 14 and 27).

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

Investment property relates to assets (buildings, land) held either to earn rentals from their leasing or for capital appreciation. These assets are not used in the Group’s business activities and are not for own use. Repsol YPF recognises investment property using the cost model, applying the same policies as those for items of property, plant and equipment (see Note 3.4.a-b).

3.6)	Goodwill

Goodwill relates to the excess of the cost of acquisition of investees over the fair value of their identifiable assets, liabilities and contingent liabilities at the date of acquisition (see Note 9).

In the event of a deficiency, the value of the assets, liabilities and contingent liabilities acquired must be re-assessed. If after this re-assessment the deficiency continues to exist, it is recognised as income under “Other Income” in the consolidated income statement.

Goodwill is not amortised and, in accordance with IFRS 3, is subsequently measured at cost less any accumulated impairment losses (see Note 3.9).

3.7)	Other intangible assets

The Repsol YPF Group initially recognises intangible assets at acquisition or production cost, except in the case of the emission allowances described in Note 3.7.f. This cost is amortised on a straight-line basis over their useful lives. At each balance sheet date, these assets are measured at cost less any accumulated amortisation and any accumulated impairment losses.

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

Allowances received for no consideration under the National Emission Allowance Assignment Plan, are initially recognised at the market price prevailing at the beginning of the year in which they are issued, and a balancing item is recognised as a grant for the same amount under deferred income, which are charged against income as the corresponding tonnes of CO2 are consumed.

These allowances are not depreciated as their book value equals the residual value and, therefore, its depreciable basis is zero, as the allowances keep their value until delivery, and may be sold at any time. The rights of emissions are subject to an annual impairment analysis (see Note 3.9). The market value of the emissions allowances is measured according to the average price of the stock market of the European Union (European Union Allowances) provided by the ECX-European Climate Exchange (index used as benchmark price from 2007 as this is the most liquid market and provides the most stable price signal; until 2006 the benchmark price used was that provided by the LEBA-London Energy Brokers Association)

As the atmosphere emissions are made, the Group records an expense under the heading “Other Expenses” in the consolidated income statement acknowledging a provision based on the CO2 tonnes emitted and measured (i) at its book value or (ii) by the quotation price at end-year in case Repsol YPF does not have sufficient emission allowances available for the period.

In 2007 the net effect on the income statement of the Group due to the transactions related with emissions allowances was under EUR 1 million, compared to a net expense of EUR 4 million in 2006.

When emissions allowances for CO2 tonnes emitted are delivered to the authorities, the intangible assets as well as their corresponding provision are derecognised from the balance sheet without any effect on the income statement.

g)	Other intangible assets

This account includes administrative concessions and other costs, such as those relating to computer software and intellectual property. These items are amortised on a straight-line basis over the useful lives of the assets; in the case of administrative concessions, over the term of the related concession, and in the case of other assets over a period of between three and twenty years.

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

When an impairment loss subsequently reverses, the carrying amount of the asset (or the cash-generating unit) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognised for the asset (or the cash-generating unit) in prior years. A reversal of an impairment loss is recognised under “Other Income” in the consolidated income statement. An impairment loss recognised for goodwill cannot be reversed in a subsequent period.

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

b)	Accounts receivable

Accounts receivable are financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Group provides money, goods or services directly to a debtor without any intention of negotiating the account receivable.

c)	Held-to-maturity investments

Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold from the date of purchase to the date of maturity.

d)	Available-for-sale financial assets

Available-for-sale financial assets are financial assets that have either been classified in this category or have not been classified in any other financial asset category.

A financial asset is initially recognised at fair value (see Note 3.22) plus, in the case of a financial asset which is not recognised at fair value through profit and loss, the transaction costs which are directly attributable to its acquisition or issue.

Subsequent to initial recognition, all financial assets, except for “Loans and Accounts Receivables”, “Held-to-Maturity Investments” and certain investments in company shares will be measured at fair value. “Loans and Accounts Receivables” and “Held-to-Maturity Investments” are measured at amortised cost, and the accrued interest income is recognised in profit or loss on the basis of the effective interest rate. Investments in shares of companies that are not listed on an active market and whose fair value cannot be measured reliably, will be measured at cost.

In the case of “Financial assets classified as at fair value through profit or loss”, gains and losses from changes in fair value are recognised in the net profit or loss for the year. In the case of available-for-sale investments, the gains and losses from changes in fair value are recognised directly in equity until the asset is disposed of or it is determined that it has become impaired, at which time the cumulative gains or losses previously recognised in equity are recognised in the net profit or loss for the year.

An impairment loss on financial assets at amortised cost, loans and receivables and held-to-maturity investments is recognised when there is objective evidence that the Group will not be capable of collecting all the related amounts under the original terms of the accounts receivable (see Note 4).

The amount of the impairment loss is the difference between the carrying amount and the present value of the future cash flows discounted at the effective interest rate, and is recognised under “Other Expenses” in the consolidated income statement. The carrying amount of the asset is reduced through a correction account.

If, in later periods, a recovery in the value of the financial asset occurs, the impairment loss recognised will be reversed if this does not give rise to a carrying amount for the financial asset that exceeds the carrying amount on the books that existed before the impairment loss was registered. The reversals of the amount will be recognised against the profits for the period. (See section 2 of Note 13 covering financial assets).

Finally, a receivable account is considered non-collectable when the following situation occur, the company has been wound-up and there are no assets to be used in settling the debts or when a legal decision has been issued.

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

Basic earnings per share are calculated by dividing the net profit or loss for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year (see Note 16.1).

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

The Group removes financial liabilities from the balance sheet when the obligations are cancelled or expire.

3.15)	Provisions

In accordance with legislation, the Group makes a distinction between:

a)	Provisions: present obligations, either legal or assumed by the Group, arising from past events, the settlement of which is expected to give rise to an outflow of resources the amount and timing of which are uncertain; and

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

b)	Executives’ welfare plan. Hybrid defined contribution plan with a specific guaranteed return

From 1992 to 31 December 2005, the executives of the Repsol YPF Group were assigned deferred remuneration called a “Long-Service Bonus”.

As part of the strategy to transform the remuneration system of the executives of the Repsol YPF Group, with effect from 1 January 2006, a new social welfare system was implemented called the Welfare Plan, which, in the case of participating executives, extinguishes, replaces and absorbs the former “Long-Service Bonus”. This is a hybrid defined contribution retirement plan, supplementary to the occupational pension plan, which includes a specific guaranteed return equal to 125% of the general consumer price index of the previous year and is instrumented through group insurance of pension obligations.

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

The annual cost of these plans is recognised under the heading “Staff Costs” in the consolidated income statement.

c)	Defined benefit plans

The Company employs the criteria established in IAS 19 Employee Benefits for recognition of the defined benefit plans.

The benefits to which the employees are entitled at the date of their retirement are recognised in the income statement as follows:

i.	The current service cost (the increase in the present value of the defined benefit obligation resulting from employee service in the current period), under “Staff Costs”.

ii.	The interest cost (the increase during a period in the present value of a defined benefit obligation which arises because the benefits are one period closer to settlement), under “Finance Costs”.

iii.	The return on plan assets and changes in the value thereof, less any costs of administering the plan and less any tax payable by the plan itself, under “Finance Costs”.

3.17)	Grants and deferred income

a)	Grants related to assets

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

Lease income and lease costs are recognised under “Other Income” or “Other Expenses”, respectively, in the income statement as incurred.

3.19)	Income tax

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

Deferred tax assets recognised for temporary differences and other deferred tax assets (tax losses and tax deductions carry forwards) are recognized when it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deferred tax asset can be utilised. Additionally, deferred tax assets recognized for temporary differences can only be registered to the extent that they will reverse in the near future.

The accrued income tax expense includes both the deferred income tax expense and the current income tax expense, which is taken to be the amount payable (or refundable) in relation to the taxable profit for the year (see Note 25).

Also, “Income Tax” in the accompanying consolidated income statement includes both the accrued income tax expense and the net provisions recognised in the year for income tax contingencies.

3.20)	Revenue and expense recognition

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

As a result of the legislation on oil and gas retailing in force in the countries in which the Group operates, Repsol YPF reflects as both expenses and income the excise and similar taxes on oil and gas production and/or sales. This gave rise to increases in expenses of EUR 6,969 million and EUR 6,524 million in 2007 and 2006, respectively, which were recognised under “Materials Used”, and to increases in income of similar amounts, which were recognised under “Sales” in the accompanying consolidated income statements.

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

The Group arranges derivatives to hedge financial and commercial risks due to interest rate and exchange rate fluctuations and to changes in the prices of certain commodities. These derivatives are initially recognised at fair value at the contract date and are subsequently measured at fair value. The derivatives are recognised as an asset when their fair value is positive and as a liability when it is negative. The differences in fair value are recognised in the income statement, except for specific hedge accounting treatment, where applicable (see Note 3.10.a).

The fair value of financial derivatives was calculated by discounting future cash flows associated with these in line with the interest and exchange rates at the close of the balance sheet and including differentials in accordance with the credit risk conditions of each instrument. The market value supplied by Financial Entities is employed as a complementary reference point for some of the derivative instruments. The fair values of the derivatives used as hedging instruments are disclosed in Note 38.

The Group designates certain derivatives as:

a)	Fair value hedges

These are hedges of the exposure to changes in the fair value of (i) an asset or a liability recognised for accounting purposes, (ii) an unrecognised firm commitment or (iii) an identified portion of the aforementioned asset, liability or firm commitment that can be attributed to a particular risk and might affect the profit for the period.

The fair value of derivatives that are designated and effective as fair value hedges is recognised in the income statement, together with any change in fair value of the hedged items.

b)	Cash flow hedges

These are hedges of the exposure to changes in cash flows that: (i) is attributed to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction and (ii) could affect the result for the year.

The effective portion of changes in the fair value of hedging instruments is recognised in equity. The gain or loss relating to the ineffective portion is recognised in the income statement. The cumulative gains or losses recognised in equity are transferred to net profit or loss for the year, in the period in which the hedged items affect the income statement.

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

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net result for the year.

3.22)	Methodology for estimating recoverable amount

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

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited, for the proven reserves, by the contractual expiry of the operating permits or contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future costs that will have to be incurred in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The non-proven reserves are weighted with risk factors, on the basis of the type of each one of the exploration and production assets.

The benchmark prices considered are based on a combination of future market prices for the first three years and, subsequently, on standard long-term projections available in the financial community.

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

3.23)	New standards issued

Following is a description of the Standards (IFRSs and IASs) and Interpretations (IFRICs) and amendments thereto which, although they had been issued, had still not come into force when these consolidated financial statements were prepared:

-	IFRIC 11 “IFRS 2—Group and Treasury Share Transactions”. Adopted by the Regulation (EC) Nº 611/2007 of 1 June 2007. This Interpretation addresses the application of IFRS 2 to share-based payments which include the equity instruments of the entity itself or equity instruments of another entity in the same group. IFRIC 11 applies to annual periods beginning on or after 1 March 2007.

-	IFRIC 12 “Service Concession Arrangements”. This Interpretation will be applicable to accounting by the operator for public-to private service concession arrangements. IFRIC 12 will apply to annual periods beginning on or after 1 January 2008.

-	IFRIC 14 “IAS 19”—The limit of a defined benefit asset, minimum funding requirements and their interaction”. This Interpretation explains when refunds or reductions in future contributions to defined benefit plans should be regarded as available concerning the limit for a defined benefit asset and how the pensions asset or liability may be affected when there is a statutory or contractual minimum funding requirement. IFRIC 14 will apply to annual periods starting from 1 January 2008.

-	IFRIC 13 “Customer loyalty programmes”. This Interpretation applies to loyalty award credits that an entity grants to its customers as part of a sales transaction, and subject to meeting future conditions, the customers can redeem for free or for discounted goods or services. This Interpretation applies to annual periods starting from 1 July 2008.

-	IFRS 8 (Operating Segments). Adopted by the Regulation (EC) Nº 1358/2007 of 21 November 2007. This Standard replaces IAS 14 (Segment Reporting). The main change of this Standard is that the information to be provided is based on the information about the components of the entity that management uses to make decisions about operating matters. The amounts reported for each operating segment item will be the measure reported to management for the purposes of allocating resources to the segment and assessing its performance. IFRS 8 will apply to annual periods beginning on or after 1 January 2009.

-	The revision of IAS 1 “Presentation of Financial Statements” proposes modifications in the names and formats of the Financial Statements, basically, in the Statement of Profit and Loss and the Statement of Changes in Equity. The revised norm is applicable for the years starting after 1 January 2009.

-	Review of IAS 23 “Borrowing costs”. The most relevant change introduced is the removal of the option of recognising borrowing costs directly attributable to the acquisition or construction of qualifying assets in the income statement of the period in which they are incurred, being thus mandatory the capitalization of these interests. The Review of this Standard shall be applied for annual periods starting from 1 January 2009.

-	Amendments to IFRS 2 “Vesting conditions and cancellations”. This Amendment to IFRS 2 (Share-based payments) restricts the concept of vesting conditions only to service conditions and performance conditions and specifies that all cancellations shall receive the same accounting treatment. These amendments will apply to annual periods starting from 1 January 2009.

-	Review of IAS 27 “Consolidated and Separate Financial Statements”. The main changes refer to the effects in the financial statements arising from a change in the equity interest in a subsidiary. This Review of this Standard shall be applied to annual periods beginning on or after 1 July 2009.

-	Review of IFRS 3 “Business Combinations”. The most important amendments to this Standard involve the measurement of the cost of the business combination, the recognition of goodwill and the effect in the income statement arising from an increase in the equity interest that involves obtaining control of the acquiree. This Review of this Standard shall be applied for annual periods beginning on or after 1 July 2009.

-	Amendments to IAS 32 “Puttable instruments and obligations arising on liquidation”. The amendments involve several financial instruments that currently are considered financial liabilities and according to its nature shall be classified as equity instruments. This Amendment will apply to annual periods beginning on or after 1 January 2009.

The Group decided not to apply the Standards and Interpretations adopted by the European Union retrospectively. The impact that the Standards and Interpretations will have on the consolidated financial statements of the Group is currently being assessed.

In the present period, the Group has adopted the IFRS 7 “Financial Instruments: Information to be disclosed”, which entered into force on 1 January 2007, as well as the amendments made to IAS 1 “Presentation of Financial Statements” concerning capital disclosures.

Due to the implementation of IFRS 7 and the amendments to IAS 1, the qualitative and quantitative disclosures of the consolidated annual accounts concerning the financial instruments and the management of capital detailed in Notes 4, 5, 13, 19 and 38 have been extended.

In addition, four interpretations have also been in force during this period for the first time: IFRIC 7 “Application of the restatement approach under IAS 29”, “Financial Reporting in Hyperinflationary Economics”, IFRIC 8 “Scope of IFRS 2”, IFRIC 9 “Reassessment of embedded derivatives” and IFRIC 10 “Interim Financial Reporting and Impairment”. The implementation of these interpretations has had no impact on the consolidated financial statements of the Group.

(4)	FINANCIAL RISK MANAGEMENT AND DEFINITION OF HEDGES

Repsol YPF has an organisation and systems that enable it to identify, measure and control the financial risks to which the Group is exposed, and it uses various financial instruments as hedges, in accordance with corporate guidelines common to the whole Group. Set forth below is the breakdown of information related to financial risk management and financial instruments and required by IFRS 7 “Financial Instruments: Information to be disclosed”.

The Company has a Corporate Risk Management centralised unit, included in the Economic and Financial General Directorate, responsible for the control, coordination and tracking of the market and credit risk for the whole Group, promoting best practices in these issues. The Group Managing Direction of Finance is in charge of the liquidity risk management. The group operations comprise the following types of financial risks:

4.1 Market Risk

4.2 Liquidity Risk

4.3 Credit Risk

4.1)	Market Risk

Market risk is the potential loss faced due to adverse movements in market variables. The Group is exposed to several types of market risks:

-	Exchange rate risk: the results of the transactions are exposed to changes in the exchange rates, mainly the dollar against the euro, because a substantial part of the income and some of the costs are denominated or indexed to the dollar. The Group raises its financing mainly in dollars, directly or by the use of exchange rate derivatives.

-	Commodities price risk: due to the development of commercial transactions and activities, the results of the Group are exposed to the volatility of the price of crude oil, natural gas and their derivative products. The Group occasionally contracts financial derivatives with the aim to decrease the exposure to the price risk. These derivatives offer an economic hedge of the results, even though these are not always designated as hedging instruments for accounting purposes .

-	Interest rate risk: the market value of the net financing and the net interests of the Group may be affected due to fluctuations in interest rates. The Group occasionally contracts interest rate derivatives to decrease the risk of fluctuations in finance costs or in its debt market value. These derivatives are in general designated for accounting purposes as hedging derivatives.

The	hedging instruments held by Repsol YPF at 31 December 2007 and 2006 are described in the Note 38.

Measurement

The Company monitors the exposure to market risk in terms of sensitivities. These are complemented with some other risk measures when the nature of the risk positions so require.

Quantification	of the Market Risk and the Analysis of Sensitivity

At 31 December 2007 and 2006, net financing received from financial assets, excluding accounts receivable (see Notes 13 and 19) and including derivatives on financial transactions, at a fixed rate amounted to EUR 5,487 and EUR 5,891 million, respectively. These amounts correspond to 74% and 73%, respectively, from the total amount.

At 31 December 2007 and 2006, net financing received from financial assets, excluding accounts receivable and including derivatives on financial transactions in dollars, was EUR 4,800 and EUR 5,901 million, respectively. These amounts are 67% and 75%, respectively, of the total amount. The amounts in other currencies other than euro and dollar were EUR 172 million at 31 December 2007 and EUR 246 million at 31 December 2006. In both cases, the amount are, approximately, 2% and 3% of the total amount in 2007 and 2006, respectively.

The following describes the sensitivity to the result and the reserves (translation differences and/or fair value adjustments reserves) before changes in the main market risks caused by the financial instruments, pursuant to the requirements of IFRS 7 “Financial instruments: information to be disclosed”. The estimates shown are representative of the favorable and unfavorable changes, increases and decreases in risk factors of the same amount causing a similar and opposite impact. The analysis of sensitivity uses variations in risk factors representative of its historical behavior.

a)	Exchange rate risk: the funds obtained by Repsol YPF are mainly in dollars either directly or through exchange rate derivatives. Similarly Repsol YPF keeps accounts receivable and payable in different currencies because of its business transactions. At 31 December 2007 and 2006, a 5% increase in the euro against the dollar would mean that the financial instruments held by the Group at those dates would result in an approximate increase in the net profit of EUR 57 million and EUR 82 million, respectively, and an increase in reserves approximately of EUR 67 million and EUR 75 million, respectively. The exposures to risk of other currencies are not material to the Group.

b)	Commodities risk price: at 31 December 2007 and 2006, a 10% increase in the price of crude and oil products should imply, due to the impact on the financial instruments held by the Group at those dates, a decrease in the net profit approximately of EUR 24 million and EUR 21 million, respectively.

c)	Interest rate risk: at 31 December 2007 and 2006, an increase of 0.5% in the interest rates of the terms of the financial instruments owned by the Group would result in an increase in net profit of approximately of EUR 22 million in 2007 and a decrease in net profit of EUR 8 million in 2006, as well as an increase in reserves of approximately EUR 12 million and EUR 29 million in 2007 and 2006, respectively.

4.2)	Liquidity risk

Liquidity risk is associated with the ability of the Group to finance its obligations at reasonable market prices, as well as to carry out its business plans with stable financing sources.

Repsol YPF keeps a prudent policy of protection against liquidity risk and keeps enough cash resources and other liquid financial instruments to meet the loan and finance debt maturities foreseen during the next twelve months. In addition, the Group had available unused credit lines of EUR 4,132 million and EUR 3,280 million at 31 December 2007 and 2006, respectively.

The tables below present an analysis of maturities of financial liabilities at 31 December 2007 and 2006:

31 December 2007	Maturity Date
	2008	2009	2010	2011	2012	Subsequent years	Total
	Million of Euros(1)
Accounts receivable	8,838	—	—	—	—	—	8,838
Loans and other financial debts	1,714	782	2,224	407	1,113	3,785	10,025
Preference Shares	180	180	180	3,156	37	492	4,225
Derivatives	58	20	23	19	18	178	316

31 December 2006	Maturity Date
	2007	2008	2009	2010	2011	Subsequent years	Total
	Million of Euros(1)
Accounts receivable	7,590	—	—	—	—	—	7,590
Loans and other financial debts	1,805	1,475	1,491	1,973	360	2,966	10,070
Preference shares(2)	156	155	154	154	3,135	550	4,304
Derivatives	45	18	18	18	18	262	379

(1)	The amounts shown are the contractual undiscounted cash flows, whereby these differ from the amounts included on the consolidated balance sheet.

(2)	The preference shares issued are perpetual, cancelable only at the election of the issuer (see details in Note 18). Nevertheless, for the purpose of the presentation of these tables, Repsol YPF assumes that the issues of the preference shares in euros (in a nominal amount of EUR 3,000 million) will mature in 2011, a date from which Repsol YPF has the choice to cancel them. The issue of preference shares in dollars (with a face value of USD 725 million) are cancelable from 2002; the figures shown on the tables imply these are cancelled after five years, thus the “Subsequent years” column only includes its face value. The assumptions used are conventional and must not be interpreted as forecasts of the decisions that the Group will take in the future.

4.3)	Credit risk

Credit risk is defined as the possibility of a third party not complying with his contractual obligations, thus creating losses for the Group.

Credit risk in the Group is measured and controlled in relation to the customer or individual third party. The Group has its own systems for permanent credit evaluation of all its debtors and the determination of risk limits by individual third party.

Maximum exposure

The exposure of the Group to credit risk is mainly attributable to commercial debts, which amounts are shown on the consolidated balance sheet net of allowances for doubtful accounts and were EUR 7,103 million and 6,196 million, respectively at 31 December 2007 and 2006. The allowances for doubtful accounts are measured by the following criteria:

-	The seniority of the debt

-	The existence of bankruptcy proceedings

-	The analysis of the capacity of the customer to repay the credit granted.

In Note 13 regarding financial assets the allowances for doubtful accounts are shown at 31 December 2007 and 2006. These allowances represent the best estimates of the Group for the losses incurred in relation to accounts receivable.

The maximum exposure to credit risk of the Group, according to the type of financial instruments and without deduction of the amounts covered by guarantees and other arrangements set forth below, is detailed bellow at 31 December 2007 and 2006:

	Million of Euros
Maximum exposure	2007	2006
- Commercial debts	7,453	6,577
- Derivatives	757	691
- Cash and cash-equivalents	2,585	2,557

Credit risk of liquid funds and derivative instruments is restricted because the counterparties are financial entities to which international rating agencies have assigned high qualifications. Likewise, the vast majority of the accounts receivable neither due nor provisioned have a high credit quality according to the valuations of the Group, based on the solvency analysis and the payments habits of each customer.

The Group does not have a significant concentration in credit risk. This exposure is distributed among a high number of customers and other counterparties. No customer represents more than 2% of the total amount of these accounts receivable.

Guarantee Policy

As a general rule, the Group establishes a bank guarantee issued by Financial Entities as the most suitable instrument of protection from credit risk. In some cases, the Group has contracted insurance credit policies whereby this transfers to third parties the credit risk linked to the business activity of some of its businesses.

At 31 December 2007, the Group has guarantees in force granted by third parties for an accumulated amount of EUR 3,547 million. At 31 December 2006, this figure was EUR 2,687 million. From this amount, the commercial debts at 31 December 2007 and 2006 that are covered by guarantees amounted to EUR 792 million and EUR 554 million, respectively.

During 2007, the Group executed guarantees amounting to EUR 19 million. In 2006 this figure was EUR 7 million.

Non-impaired overdue financial assets

The following table sets forth the seniority of non provisioned due debt:

	Million of Euros
	2007	2006
- Non due debt	5,934	5,219
- Due debt 0-30 days	538	489
- Due debt 31-180 days	454	350
- Due debt for more than 180 days(1)	177	138

Total	7,103	6,196

(1)	Mainly corresponds to guaranteed debt or debts of Official Organisms.

Impaired financial assets are discussed in Note 13.2.

(5)	CAPITAL MANAGEMENT

Repsol YPF, as an essential part of its strategy, has committed to keep a policy of financial prudence. The targeted capital structure is defined by this commitment to solvency and the aim to maximise the shareholders’ profitability.

The quantification of the capital structure targeted is set as the relation between the net financing and the capital employed, according to the ratio:

Net financial debt including preferred shares
Net financial debt including preferred shares + Shareholders’ Equity

The criteria for the calculation of this ratio is the following:

Net financial debt including preferred shares includes net financial debt and preferred shares.

As a part of its prudent financial policy, Repsol YPF is committed to keeping liquid amounts available in excess of short-term debt maturities and therefore has a high volume of financial investments. Thus, this ratio shows accurately the solvency of the Group, using the concept of net debt, instead of gross debt, where financial investments are deducted.

Preference shares are considered within the numerator in this ratio taking into account their importance within the whole financing, whether its perpetual nature bestow them with features close to Equity in a solvency and enforceability analysis of the debt.

The net financial debt includes the following items of the consolidated balance sheet at 31 December 2007:

2007
Loans and current and non-current financial debts (note 19)	8,148
Financial liabilities on interest rate derivatives (note 38)	(182)
Current and non-current financial assets:
- At Fair value with changes in profits or loss (except per derivatives market valuation) (note 13.1)	(138)
- Financial assets held to maturity (note 13.3)	(3,521)
Financial assets on exchange rate hedging derivatives (note 38)	(814)

Net financial debt	3,493
Preference shares (note 19)	3,418

Net financial debt including preferred shares	6,911

The evolution and analysis of this ratio is made on a constant basis, with future estimates acting as a key and restrictive factor in the strategy of investments and in the dividend policy of the Repsol YPF Group. At 31 December 2007 and 2006, this ratio was 26.5% and 30.3%, respectively.

(6)	ACCOUNTING ESTIMATES AND JUDGMENTS

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

Crude oil and gas reserves

Estimating crude oil and gas reserves forms an integral part of the Company’s decision making process. The volume of crude oil and gas reserves is used to calculate the depreciation using production unit ratios and to assess the recoverability of the investments in exploration and production assets (see Notes 7 and 14).

Repsol YPF prepares its estimates and assumptions in relation to crude oil and gas reserves taking into account the rules and regulations established for oil and gas industry by the U.S. Securities and Exchange Commission (SEC).

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

Repsol YPF makes judgments and estimates in recording costs and establishing provisions for environmental clean-up and remediation costs which are based on current information regarding costs and expected plans for remediation. For environmental provisions, costs can differ from estimates because of changes in laws and regulations, discovery and analysis of site conditions and changes in clean-up technology. Therefore, any change in the factors or circumstances related to provisions of this nature, as well as changes in laws and regulations could, as a consequence, have a significant effect on the provisions recognised for these costs (see Note 37).

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

(7)	PROPERTY, PLANT AND EQUIPMENT

The detail of “Property, Plant and Equipment” and of the related accumulated depreciation and accumulated impairment losses at 31 December 2007 and 2006, and of the changes therein is as follows:

	Millions of Euros
	Land, Buildings and Other Structures	Machinery and Plant	Investments in Areas with Reserves	Other Exploration Costs	Transport Equipment	Other Items of Property, Plant and Equipment	In the Course of Construction	Total
COST
Balance at 1 January 2006	2,426	17,376	28,719	666	1,405	1,591	1,291	53,474
Additions(1)	27	530	3,080	276	8	384	1,112	5,417
Disposals or derecognitions	(18)	(89)	(553)	(66)	(4)	(112)	(40)	(882)
Translation differences	(74)	(517)	(2,843)	(57)	(70)	(75)	(31)	(3,667)
Change in the scope of consolidation	1	3	25	—	3	10	—	42
Reclassifications and other changes(2)	(103)	754	(2,085)	140	(3)	(192)	(790)	(2,279)

Balance at 31 December 2006	2,259	18,057	26,343	959	1,339	1,606	1,542	52,105
Additions(1)	173	364	2,008	422	13	58	1,390	4,428
Disposals or derecognitions(3)	(211)	(155)	(28)	(53)	(6)	(31)	(2)	(486)
Translation differences	(61)	(432)	(2,928)	(56)	(66)	(62)	(69)	(3,674)
Change in the scope of consolidation	(59)	299	1	1	(1)	(3)	—	238
Reclassifications and other changes(2)	8	566	1,735	45	105	(57)	(866)	1,536

Balance at 31 December 2007	2,109	18,699	27,131	1,318	1,384	1,511	1,995	54,147

ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES
Balance at 1 January 2006	(875)	(10,275)	(16,942)	(489)	(561)	(1,028)	—	(30,170)
Depreciation charge for the year	(57)	(857)	(1,744)	(185)	(47)	(74)	—	(2,964)
Disposals or derecognitions	6	73	545	64	4	15	13	720
Impairment losses (recognised)/reversed(4)	(4)	(31)	(212)	—	—	(3)	(1)	(251)
Translation differences	31	289	1,671	33	49	24	—	2,097
Change in the scope of consolidation	—	—	(11)	—	(1)	(4)	—	(16)
Reclassifications and other changes(2)	221	109	1,523	(12)	7	132	(26)	1,954

Balance at 31 December 2006	(678)	(10,692)	(15,170)	(589)	(549)	(938)	(14)	(28,630)
Depreciation charge for the year	(57)	(876)	(1,685)	(280)	(46)	(79)	—	(3,023)
Disposals or derecognitions	8	136	13	50	5	13	—	225
Impairment losses (recognised)/reversed(3)	12	16	(10)	(1)	—	(10)	—	7
Translation differences	24	270	1,753	32	47	29	—	2,155
Change in the scope of consolidation	18	19	—	—	—	2	—	39
Reclassifications and other changes(2)	(4)	140	(1,271)	(7)	1	(117)	14	(1,244)

Balance at 31 December 2007	(677)	(10,987)	(16,370)	(795)	(542)	(1,100)	—	(30,471)

Carrying amount at 31 December 2006(5)	1,581	7,365	11,173	370	790	668	1,528	23,475

Carrying amount at 31 December 2007(5)	1,432	7,712	10,761	523	842	411	1,995	23,676

(1)	In 2007 the main additions were in Argentina (EUR 1,311 million), the U.S. (EUR 616 million), the rest of Latin America (EUR 566 million), in Canada (EUR 194 million) and in Spain (EUR 1,326 million). In 2006 the main additions to this account related to Argentina (EUR 1,222 million), the U.S. (EUR 1,838 million), to the rest of Latin America (EUR 689 million), and to Spain (EUR 954 million).

(2)	In 2007 reclassifications and other changes included EUR 228 million net from a reclassification of available-for-sale assets and EUR 106 million from a ship acquired by financial leasing for transportation of LNG. In 2006 they included EUR 310 million net of revaluation from the reclassification of available-for-sale assets, EUR 253 million for record in the provision of fields dismantling (see Note 20) and EUR 132 million from transfer to intangible assets.

(3)	From the sale of the “lot” described in Note 27.

(4)	See Note 14.

(5)	At 31 December 2007 and 2006 the amount of the provisions accumulated was EUR 651 million and EUR 758 million, respectively.

The amounts corresponding to non-depreciable assets, that is, land and fixed assets, amount, respectively to EUR 722 million and EUR 1,995 million at 31 December 2007 and EUR 841 million and EUR 1,528 million at 31 December 2006, respectively. The amounts related to land are included within the heading “Land, buildings and other constructions” on the previous table.

Property, plant and equipment, included fully depreciated items in an amount of EUR 9,734 million and EUR 8,452 million at 31 December 2007 and 2006, respectively.

Repsol YPF capitalizes financial expenses as part of the cost of the assets as described in Note 3. In 2007, 2006 and 2005, the average borrowing cost has been 6.44%, 6.14% and 5.75% and the amount of such Financial expenses that have been capitalized amounted to EUR 95 million, EUR 35 million and EUR 19 million, respectively. Such amounts are recorded as decreases to the “Finance costs” line item in the consolidated income statement.

Within the heading “Property, plant and equipment” there are some investments carried out by the Repsol YPF Group in public concessions, by an amount of EUR 117 million and EUR 89 million at 31 December 2007 and 2006, respectively; these concessions shall reverse on the State within a term from 2007 and 2054.

In 2007 and 2006 there are included EUR 696 million and EUR 640 million, respectively, of assets acquired under finance leases. Among the assets purchased under finance leases at the end of these periods we highlight the methane ships purchased for the transport of the LNG; EUR 673 million and EUR 593 million were capitalised in relation thereto in 2007 and 2006, respectively.

In accordance with industry practices, Repsol YPF insures its assets and operations worldwide. Among the risks insured are damages to property, plant and equipment assets, with the consequential interruptions in its business. The Group believes that the current coverage level is, in general, appropriate for the risks inherent to its business.

(8)	INVESTMENT PROPERTY

The changes in “Investment Property” in 2007 and 2006 were as follows:

	Millions of Euros
	Gross Cost	Accumulated Depreciation and Impairment Losses	Total
Balance at 1 January 2006	68	(14)	54
Disposals and derecognitions	(27)	10	(17)
Depreciation charge for the year and other changes	(3)	—	(3)

Balance at 31 December 2006	38	(4)	34
Disposals and derecognitions	—	—	—
Depreciation charge for the year and other changes	—	—	—

Balance at 31 December 2007	38	(4)	34

The market value at 31 December 2007 and 2006 of the assets comprised in this line item amounted to EUR 101 million and EUR 57 million respectively.

During 2007 revenue from investment properties was less than EUR 1 million. The revenue recorded in 2006 concerning investment properties amounted to EUR 136 million, of which EUR 130 million related to the gains on the disposal of two buildings. The revenue recorded for the period 2005 amounted to EUR 7 million.

(9)	GOODWILL

The detail, by company, of goodwill at 31 December 2007 and 2006, is as follows:

	Millions of Euros
	2007	2006
YPF, S.A.	1,927	2,152
Gas Natural SDG, S.A.	321	321
Refap, S.A.	254	236
Repsol Portuguesa, S.A.	154	154
Repsol Gas Portugal, S.A.	118	118
Empresas Lipigas, S.A.	80	86
EESS de Repsol Comercial P.P.	93	93
Buenergía Gas & Power, Ltd.	36	40
Grupo Dersa	29	29
Repsol Italia	28	28
Grupo Nettis	24	24
Grupo Generación México	26	—
Other Companies	218	141

Balance at the end of year	3,308	3,422

The changes in 2007 and 2006 in this line item in the accompanying consolidated balance sheets were as follows:

	Millions of Euros
	2007	2006
Balance at beginning of year	3,422	3,773
Additions	41	1
Changes in the scope of consolidation	—	3
Divestments	(1)	(1)
Translation differences	(229)	(277)
Write-downs	—	(2)
Reclassifications and other changes	75	(75)

Balance at end of year	3,308	3,422

The main acquisitions in 2007 were the Group Generación México (see Note 31), which resulted in the acquisition of goodwill amounting to EUR 26 million and the acquisition of additional shares in companies of the Group Gas Natural (mainly Gas Natural Argentina SDG, S.A., Invergas, S.A. Natural Energy, S.A. and Natural Servicios, S.A.), which generated goodwill of EUR 11 million. In 2006 there were no material acquisitions.

The detail of the gross goodwill and accumulated impairment losses at 31 December 2007 and 2006 is as follows.

	Millions of Euros
	2007	2006
Gross goodwill	3,320	3,434
Accumulated impairment losses	(12)	(12)

Net goodwill	3,308	3,422

In 2007 there was no write-down registered in goodwill. In 2006 the goodwill corresponding to the LPG. business in India was written down by EUR 2 million.

Testing goodwill for impairment

For the purposes of testing for impairment, goodwill is allocated to the Group’s identified cash-generating units based on the business to which they belong. The detail of the goodwill allocation at 31 December 2007 and 2006 is as follows:

	Millions of Euros
	At 31 December 2007			At 31 December 2006
	YPF	Other	TOTAL	YPF	Other	TOTAL
Exploration and production	1,316	81	1,397	1,470	7	1,477
Refining and marketing	526	816	1,342	588	810	1,398
Chemical	85	—	85	94	—	94
Gas and electricity	—	484	484	—	453	453

TOTAL	1,927	1,381	3,308	2,152	1,270	3,422

Repsol YPF considers that, based on current knowledge, the reasonably possible changes in key assumptions for determining fair value, on which the determination of the recoverable amounts was based, will not cause the carrying amounts of the cash-generating units to exceed the recoverable amounts at 31 December 2007.

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

(10)	OTHER INTANGIBLE ASSETS

The detail of the intangible assets and the related accumulated depreciation at 31 December 2007 and 2006, and of the changes therein is as follows:

	Millions of Euros
	Leasehold Assignment, Surface and Usufruct Rights	Emission Allowances	Flagging Costs	Exclusive Supply Contracts	Other Intangible Assets	Total
COST
Balance at 1 January 2006	757	80	196	145	778	1,956
Additions(1)	23	3	7	19	107	159
Disposals and derecognitions	(31)	—	(7)	6	(37)	(69)
Translation differences	(33)	—	(5)	(1)	(14)	(53)
Change in the scope of consolidation	—	—	—	—	1	1
Reclassifications and other changes(2)	(26)	177	25	(4)	86	258

Balance at 31 December 2006	690	260	216	165	921	2,252
Additions(1)	9	2	10	18	106	145
Disposals and derecognitions	(15)	(5)	(13)	(2)	(18)	(53)
Translation differences	(28)	—	(5)	—	(16)	(49)
Change in the scope of consolidation	(27)	—	—	—	(12)	(39)
Reclassifications and other changes(2)	42	(190)	23	(16)	(53)	(194)

Balance at 31 December 2007	671	67	231	165	928	2,062

ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES
Balance at 1 January 2006	(359)	—	(147)	(124)	(323)	(953)
Depreciation charge for the year	(32)	—	(13)	(8)	(68)	(121)
Disposals and derecognitions	28	—	7	(3)	30	62
Impairment losses (recognised)/reversed	59	(181)	—	—	(8)	(130)
Translation differences	11	—	3	—	10	24
Change in the scope of consolidation	—	—	—	—	(1)	(1)
Reclassifications and other changes(2)	39	—	(15)	1	(3)	22

Balance at 31 December 2006	(254)	(181)	(165)	(134)	(363)	(1,096)
Depreciation charge for the year	(31)	—	(16)	(7)	(65)	(119)
Disposals and derecognitions	9	3	12	2	6	32
Impairment losses (recognised)/reversed	(10)	(67)	—	—	—	(77)
Translation differences	12	—	3	—	8	23
Change in the scope of consolidation	8	—	—	—	9	17
Reclassifications and other changes(2)	29	181	(4)	6	(35)	177

Balance at 31 December 2007	(237)	(64)	(170)	(133)	(440)	(1,043)

Carrying amount at 31 December 2006	436	79	51	32	558	1,156

Carrying amount at 31 December 2007	434	3	61	32	488	1,019

(1)	Investments in 2007 and 2006 are from the direct acquisition of assets totaling of EUR 145 million and EUR 151 million, respectively.

(2)

In 2007, “Emission allowances” included EUR 67 million from the rights of emissions of CO2 freely assigned for no consideration pursuant to the national assignment plan and the derecognition of the corresponding emission allowances for 2006 by EUR 257 million. In 2006 “Emision allowances” included EUR 257 million from the CO2 emission allowances assigned for no consideration pursuant to the national assignment plan and the derecognition of the corresponding rights by EUR 80 million in relation to 2005.

Repsol YPF does not own intangible assets with indefinite useful lives at 31 December 2007 and 2006.

In 2007 the Group received for no consideration emission allowances equal to 11.6 million tonnes of CO2, in accordance with the national assignment plan, valued in EUR 67 million. This plan also established the assignments of emission allowances for no consideration for 2008 which amount to 11.6 million tonnes of CO2.

In 2007 the Group consumed 11.3 million tonnes of CO2. In 2007 the value of the emission allowances was impaired, which gave rise to the recognition of a charge of EUR 67 million that has been offset, by an equal amount, of deferred income recognized in the income statement for allowances received for no consideration.

The net expense in the income statement in 2007 for the emission of CO2 has been less than EUR 1 million, while in 2006 this item amounted to EUR 4 million.

The research and development expense recognised in the consolidated income statement have amounted in 2007 and 2006 to EUR 77 million and EUR 72 million, respectively.

The leasehold assignment surface and usufruct, the reflagging costs and image rights, the exclusive supply contracts and the administrative concessions are legal rights whose ownership is conditioned to the terms of the originating contract as described in paragraph 3.7 of the Note 3.

(11)	ASSETS CLASSIFIED AS HELD FOR SALE

At 31 December 2007, Repsol YPF had assets classified as held for sale amounting to EUR 80 million relating mainly to electricity generating assets in Venezuela.

At 31 December 2006, this caption included EUR 249 million of exploration and production assets in Argentina, which were reclassified to the corresponding assets and liabilities captions once the conditions to be considered assets held for sale were not met.

The main balance sheet items classified as assets held for sale at 31 December 2007 and 2006, were as follows:

	Millions of Euros
	2007	2006
Property, plant and equipment	67	310
Current Assets	14	—

Total assets classified as held for sale	81	310

Liabilities associated with assets classified as held for sale	(1)	(61)

Total net assets classified as held for sale	80	249

(12)	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The most significant investments in associates, which were accounted for using the equity method, at 31 December 2007 and 2006 were as follows:

	Millions of Euros
	2007	2006
Compañía Logística de Hidrocarburos CLH, S.A.	56	121
West Siberian Resources	51	70
Atlantic LNG Company of Trinidad & Tobago	51	60
Peru LNG Company Llc	144	44
Transportadora de Gas del Perú, S.A.	35	39
Transierra, S.A.	35	34
Dynasol Elastómeros, S.A. de CV	27	29
Atlantic LNG 4	21	24
Oleoductos del Valle, S.A.	16	22
Oleoducto de Crudos Pesados (OCP), Ltd	22	20
Terminales Marítimos Patagónicos, S.A. (Termap)	10	11
Enirepsa Gas Limited	28	—
Other entities accounted for using the equity method	41	47

	537	521

Appendix I contains a list of the consolidated Group companies.

The changes in 2007 and 2006 in this heading in the accompanying consolidated balance sheets were as follows:

	Millions of Euros
	2007	2006
Balance at beginning of year	521	399
Additions(1)	158	123
Disposals(2)	(38)	—
Changes in the scope of consolidation(3)	—	(3)
Result of companies accounted for using the equity method(4)	109	139
Dividends distributed	(179)	(136)
Translation differences	(48)	(38)
Reclassifications and other changes	14	37

Balance at end of year	537	521

(1)	In 2007 and 2006 Additions were mainly due to the contributions or acquisitions of Peru LNG, ENIREPSA and West Siberian Resources.

(2)	Including in 2007 the sale of a 10% stake CLH carried out by Repsol YPF, SA.

(3)	Including in 2006 mainly the change in the method of consolidation of Productos y Servicios Petrolíferos (PSP), R. Chemie, and Red Electrónica de Distribución (RED).

(4)	In 2007 the most material results were Atlantic LNG (EUR 63 million) and CLH (EUR 59 million). In 2006 the most material results corresponded to Atlantic LNG (EUR 71 million) and CLH (EUR 83 million).

The following companies over which the Group has significant management influence, given that the Group has sufficient representation on the Board of Directors, despite holding an interest of less than 20%, were accounted for using the equity method:

Company	% of Ownership
Compañía Logístia de Hidrocarburos (CLH), S.A.	15.00%
Gasoducto del Pacífico (Argentina), S.A.	9.90%
Transportadora de Gas de Perú-TGP	10.00%
West Siberian Resources Ltd.	10.12%
Gasoducto Oriental, S.A.	16.66%
Sistemas Energéticos Mas Garullo, S.A.(1)	18.00%

(1)	A company in the Gas Natural Group, which is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group.

The detail of the main aggregates of the Repsol YPF Group’s associates at 31 December 2007 and 2006 (see Appendix I) is as follows:

	Millions of Euros
	2007	2006
Total assets	1,730	1,933
Total equity	537	439
Revenue	776	916
Result for the period	109	139

(13)	CURRENT AND NON-CURRENT FINANCIAL ASSETS

The detail, by type and maturity, of the Group’s financial assets at 31 December 2007 and 2006, is as follows:

	Millions of Euros
	2007			2006
	Non-Current Financial Assets	Current Financial Assets	Cash and Cash Equivalents	Non-Current Financial Assets	Current Financial Assets	Cash and Cash Equivalents
1) Financial assets at fair value through profit or loss	69	64	10	—	72	—
2) Accounts receivable	298	7,707	—	152	6,725	—
3) Held-to-maturity investments	743	203	2,575	607	225	2,557
4) Available-for-sale financial assets	138	—	—	160	—	—
5) Hedging derivatives (see Note 38)	700	52	—	599	78

	1,948	8,026	2,585	1,518	7,100	2,557

The detail of the columns “Current Financial Assets” is as follows:

	Millions of Euros
	2007	2006
Trade and other receivables	7,760	6,813
Current financial assets	266	287

	8,026	7,100

Following is a description of the current and non-current financial assets classified by nature:

13.1)	Financial assets at fair value through profit or loss

The detail of the financial assets classified as at fair value through profit or loss in 2007 and 2006 is as follows:

	Millions of Euros
	2007	2006
Derivatives on trading transactions
Current	5	14
Other financial assets
Current	69	58
Non Current	69	—

	143	72

13.2)	Current loans and receivables

These include the following items:

	Millions of Euros
	2007	2006
Trade receivables	6,117	5,552
Other receivables	1,940	1,554
(Less: Allowance for Doubtful Debts)	(350)	(381)

Total(1)	7,707	6,725

(1)	The heading “Trade and other receivables” of the consolidated balance sheet includes, in addition to the concepts “Trade receivables”, “Other receivables” and “Allowance for doubtful accounts” described in the table above, EUR 53 million and EUR 88 million in 2007 and 2006, respectively, corresponding to the market valuation of certain derivatives on trading transactions included in the heading “Financial assets at fair value through profit or loss” and “Hedging derivatives” from the table included at the beginning of this note.

The changes in 2007 and 2006 in the Allowance for Doubtful Accounts were as follows:

	Millions of Euros
	2007	2006
Opening balance for the year	381	375
Provision /reduction for losses in value	2	46
Variations in the consolidation scope	(8)	—
Removals	(7)	(14)
Conversion differences	(18)	(26)

Balance at the close of the year	350	381

13.3)	Held-to-maturity investments

The detail of the held-to-maturity investments at 31 December 2007 and 2006 is as follows:

	Millions of Euros
	Carrying Amount		Fair Value
	2007	2006	2007	2006
Non-current financial assets	743	607	803	612
Current financial assets	203	225	203	225
Cash equivalents	1,891	2,197	1,891	2,197
Cash on hand and at banks	684	359	684	359

	3,521	3,388	3,581	3,393

The current and non-current financial investments include loans to non-consolidated companies and the portion of loans to consolidated companies not eliminated in the process of consolidation by an amount of EUR 345 million and EUR 432 million in 2007 and 2006, respectively. These loans accrued average interest at 9.54% and 10.15% in 2007 and 2006, respectively.

The remaining financial investments, which amount to EUR 3,176 million and EUR 2,956 million at 31 December 2007 and 2006, respectively, relate mainly to bank deposits and collateral deposits. These financial investments accrued average interest at 4.54% and 3.27% in 2007 and 2006, respectively.

The non-current financial assets held-to-maturity mature as follows:

	Millions of Euros
Maturity	2007	2006
2009	11	11
2010	43	47
2011	4	4
2012	15	13
Subsequent years	670	532

	743	607

13.4)	Available-for-sale financial assets

These relate mainly to minority interests in certain companies over whose management the Group does not hold any influence.

The most significant amount in 2007 and 2006 relates to the investment owned in ENAGAS by Gas Natural.

In 2006 available-for-sale financial assets also comprised the stake in Naturgas Energía Grupo S.A., (through Gas Natural) which was sold in 2007 generating a net profit of EUR 20 million in the consolidated income statement and reducing the fair value revaluation reserve.

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

In 2007 the net impairment losses recognized in relation to non-current assets were EUR 70 million, of which EUR 67 million were from the impairment of emission allowances (see Note 10) which was offset by the equivalent revenue from deferred income recognised in the income statement in relation to emission allowances assigned for no consideration received under the National Assignment Plan for 2007. Therefore, net expense in the consolidated income statements relating to CO2 emission was less than EUR 1 million in 2007.

The remaining impairment losses amounted to a net provision of EUR 3 million and related mainly to:

-	Impairment losses of EUR 56 million and EUR 29 million recognised in Ecuador and Argentina, respectively, mainly due to the unfavorable development of business benchmarks.

-	Revenues of EUR 49 millions and EUR 33 millions relating to the reversal of provisions recognised in previous periods in Trinidad and Tobago and Portugal, respectively, due to the positive evolution of business benchmarks.

In 2006, losses in net value relating to non-current assets amounted to EUR 383 million, of which EUR 181 million relate to the impairment of emission rights (see Note 10), the effect of which was offset by an equal amount of income arising from the transfer to profits from deferred income of emission rights under the National Assignment Plan relating to 2006, resulting in net expense for CO2 emissions in the income statement of EUR 4 million.

The net impairment losses on exploration and production assets relate mainly to:

-	Trinidad and Tobago: an impairment loss of EUR 50 million was recognised as result of the reassessment of the marketability of certain fields in which the Group holds an ownership interest.

-	Argentina: an impairment loss of EUR 66 million was recognised in relation to various fields in which the Group holds an ownership interest due mainly to the evolution of the business parameters.

-	Dubai: as a result of the early termination of the contract, an impairment loss of EUR 50 million was recognised which, net of the related tax effect, gave rise to a net loss of EUR 11 million.

-	Ecuador, Venezuela and Algeria: impairment losses of EUR 49 million arising also from the evolution of business parameters, were recognised.

In 2005 the impairment losses recognised in relation to non-current assets amounted to EUR 119 million, of which EUR 74 million relate to exploration and production assets and EUR 25 million to the ownership interest in two Brazilian joint ventures, Refinería de Petróleos Manguinhos, S.A. and Termogaucha, S.A. The impairment losses on exploration and production assets relate to:

-	An impairment loss of EUR 85 million in Venezuela due to a change in the tax system.

-	An impairment loss of EUR 37 million relating to the downward adjustment of reserves in Argentina and Bolivia.

-	The aforementioned impairment losses were offset by the reversal of the loss recognised in Ecuador, which amounted to EUR 35 million, due, basically, to the projected increase in future prices.

(15)	INVENTORIES

The detail of “Inventories” at 31 December 2007 and 2006 is as follows:

	Millions of Euros
	Cost	Allowance	Net
At 31 December 2007
Crude oil and natural gas	1,543	—	1,543
Finished and semi-finished goods	2,302	(2)	2,300
Supplies and other inventories	863	(31)	832

	4,708	(33)	4,675

At 31 December 2006
Crude oil and natural gas	1,343	(55)	1,288
Finished and semi-finished goods	1,891	(58)	1,833
Supplies and other inventories	782	(29)	753

	4,016	(142)	3,874

At 31 December 2007 the amount of the stocked assets at fair value less the necessary costs for their sale amounted to EUR 144 million and the impact on the income statements by the market valuation thereof was a profit of EUR 3 million. At 31 December 2006 the amount of these stocked assets amounted to EUR 165 million and the impact in the income statement due to the market valuation thereof was a loss of EUR 4 million.

The Repsol YPF Group complies, both at 31 December 2007 and at 31 December 2006, with the requirements regarding minimum safety stocks established by the applicable laws (see Note 1.2), through the Spanish companies integrating the Group.

(16)	EQUITY

16.1)	Share capital

The share capital at 31 December 2007 and 2006 consisted of 1,220,863,463 fully subscribed and paid up shares of EUR 1 par value each, all listed on the continuous Spanish markets, New York stock exchanges and Buenos Aires stock exchanges.

Repsol YPF’s bylaws limit the maximum number of votes that any single shareholder or companies belonging to the same group may cast at the General Meeting at 10% of the voting stock.

The Annual General Shareholders Meeting, held on 9 May 2007, authorised the Board of Directors, for a period of eighteen months, to conduct the derivative purchase of the Parent shares, directly or through investees, up to a maximum of shares not exceeding 5% of the share capital, and by the price or consideration value neither lower than the fair value of the shares nor higher to its stock quotation. This agreement set aside the authorisation in the same terms and for the same period approved in the previous Annual General Meeting held on 16 June 2006.

Pursuant to said authorisation Repsol YPF SA acquired in 2007, 4,462,665 shares of the Parent Company representing 0.366% of the share capital, for EUR 110.69 million, at a fair value of EUR 4.46 million. The same number of shares, 4,462,665 shares, were sold for an amount of EUR 114.30 million. The gains realized in these transactions were EUR 3.61 million, which were recorded under “Retained earnings”.

At 31 December 2007 neither the Company nor any intermediaries held any shares of the Parent Company.

Per the most recent information available to Repsol YPF the Company´s significant shareholders were the following:

Shareholder	% total over share equity
Sacyr Vallehermoso, S.A.(1)	20.01
Criteria Caixa Corp.(2)	14.29
Petróleos Mexicanos	4.90
Chase Nominees, Ltd.	9.83
Axa, S.A.(3)	4.21

(1)	Sacyr Vallehermoso, S.A. holds a stake through Sacyr Vallehermoso Participaciones Mobiliarias, S.L.

(2)	Criteria Caixa Corp. directly owns 9.27% and 5.02% indirectly through Repinves, S.A. (a company in the Criteria Caixa Corp. with a 67.60%).

(3)	Axa, S.A. holds a stake through Alliance Bernstein and other subsidiaries of the Group Axa.

Additionally, the companies Barclays Global Investors, NA, Barclays Global Investors, Ltd. Barclays Global Fund Advisors and Barclays Global Investors (Deutschland) AG notified the CNMV on 18 January 2008 that they had entered into an agreement for the joint exercise of voting rights representing a 3.22% stake in Repsol YPF. According to the information filed with the CNMV, the Barclays entities are fund management companies to which their parent company (Barclays Global Investors UK Holdings, Ltd.) does not give direct or indirect instructions in respect of for the exercise of the voting rights by the fund management companies.

At 31 December 2007, the following Group companies’ shares were publicly listed:

Company	Number of Listed Shares	% of Share Capital Listed	Stock Exchanges	Year-End Market Price	Average Last Quarter	Currency
Repsol YPF, S.A.	1,220,863,463	100%	Spanish Stock Exchange (Madrid, Barcelona, Bilbao, Valencia)	24.38	25.58	EUR
			Buenos Aires Stock Exchange	112.50	117.55	ARP
			New York Stock Exchange	35.63	36.99	USD
Gas Natural SDG, S.A.	447,776,028	100%	Spanish Stock Exchange	40.02	41.48	EUR
			(Madrid, Barcelona, Bilbao, Valencia)
YPF	393,312,793	100%	Buenos Aires Stock Exchange	130.00	126.38	ARP
			New York Stock Exchange	43.15	40.00	USD
Refinería La Pampilla, S.A.	36,063,999	100%	Lima Stock Exchange	29.50	38.60	BOP
Empresa Petrolera Andina,S.A. (1)	13,439,520	100%	Bolivian Stock Exchange
Compañía Logística de Hidrocarburos, CLH		2.54%
Series A	90,000		Spanish Stock Exchange	59.00	59.06	EUR
Series D	1,689,049		(Madrid, Barcelona, Bilbao, Valencia)

(1)	There was no movement during 2007.

16.2)	Share premium

The share premium at 31 December 2007 and 2006 amounted to EUR 6,428 million. The Consolidated Companies Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

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

The balance of “Revaluation Reserve Royal Decree-Law 7/1996” can be used, free of tax, to offset recorded losses (both prior years’ accumulated losses and current year losses) or losses which might arise in the future, and to increase capital. From 1 January 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised. The distribution of these reserves would give rise to entitlement to a dividend double taxation tax credit. If this balance were used in a manner other than as provided in Royal Decree-Law 7/1996, it would be subject to taxation.

16.5)	Translation differences

These relate to exchange differences recognised in equity as a result of the consolidation process described in Note 2 as well as to the fair value revaluation of financial instruments assigned as hedging instruments of net investment in foreign operations in accordance to the method described in section 3.21 of the Note 3 (see Note 38).

16.6)	Fair value adjustment reserve

The balance at 31 December 2007, reflects, net of the related tax effect, the following: (i) the effective portion of changes in the fair value of derivative instruments designated as cash flow hedges (see Note 3.21 and Note 38); and (ii) gains and losses arising from changes in the fair value of non-monetary financial assets classified as available for sale.

The movements under this heading in the years 2007 and 2006 are described below:

	Millions of Euros
	2007	2006
Balance at 1 January	1	74
Financial assets available for sale:
—Fair value adjustments	13	14
—Transfer to result	(20)	(60)

Total	(7)	(46)
Cash flow hedging instruments:
—Fair value adjustments (1)	(20)	(49)
—Transfer to result	23	22

Total	3	(27)
Balance at 31 December	(3)	1

(1)	In 2006 there is a decrease in the fair value adjustments reserves per market valuations for EUR 103 million which were reclassified to translation differences during the period 2006 concerning net investment hedges.

16.7)	Retained earnings

This heading includes, among other items, the reserve for transition to IFRSs, which reflects the adjustments derived from differences between the accounting policies previously applied and IFRSs arising out of events and transactions that occurred prior to the transition to IFRSs (1 January 2004).

16.8)	Equity attributable to minority interests

The equity attributable to minority interests at 31 December 2007 and 2006 relates to the following companies:

	Millions of Euros
	2007	2006
Refinería La Pampilla, S.A.	107	88
Empresa Petrolera Andina	228	208
Petronor, S.A.	97	95
YPF, S.A.	61	58
CEG y CEG Río	47	41
Repsol Comercial de P.P., S.A.	28	37
Gas Natural ESP	26	26
Gas Natural México, S.A. de CV	14	14
Other companies	43	42

Total	651	609

(17)	DIVIDENDS

The 2007, 2006 and 2005 dividends reflect the gross dividend per share distributed by Repsol YPF, S.A. out of the profits of each year. In 2007 this amount increased to EUR 610 million (EUR 0.50 gross per share) from EUR 440 million (EUR 0.36 gross per share). In 2005 it amounted to EUR 366 million (EUR 0.30 gross per share).

The final dividend for 2006 and 2005, approved by the respective General Shareholders Meetings of Repsol YPF, S.A., amounted to EUR 440 million (EUR0.36 gross per share) and EUR 366 million (EUR 0.30 gross per share), respectively.

The proposal the distribution of profits for 2007, which will be submitted for approval at the next general Meeting, includes the distribution of a final dividend for 2007, payable as of 9 July 2008 and amounting to EUR 610 million (EUR 0.50 gross per share).

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

The carrying amount of these instruments at 31 December 2007 and 2006 amounted to EUR 3,418 million and EUR 3,445 million, respectively. For greater detail, see Note 19 (Bank Borrowings and Other Financial Liabilities).

(19)	BANK BORROWINGS AND OTHER FINANCIAL LIABILITIES

The detail of the bank borrowings and other financial liabilities, most of which are unsecured, at 31 December 2007 and 2006 is as follows:

	Millions of Euros
	Carrying Amount		Fair Value
	2007	2006	2007	2006
Non-current financing
Preference shares	3,418	3,445	3,491	3,594
Debentures and bonds	4,765	3,561	4,693	3,770
Loans	1,700	3,209	1,693	3,204
Non-current financial derivatives at fair value	182	268	182	268

Current financing
Debentures and bonds	199	526	199	532
Loans	1,284	1,020	1,284	1,021
Current financial derivatives at fair value	18	10	17	10

Total	11,566	12,039	11,559	12,399

Disclosure of currency and maturity of bank borrowings and other financial liabilities at 31 December 2007 and 2006 are described in paragraph 4.2 concerning liquidity risk on the Note 4.

Repsol YPF obtains financing mainly in dollars, either directly or by exchange derivative (see Note 38.3 Net investment Hedges).

The detail of the average financing and the cost thereof by instrument is as follows:

	2007		2006
	Average Volume	Average Cost	Average Volume	Average Cost
Preference shares	3,433	5.36%	3,462	5.38%
Debentures	4,844	5.30%	4,853	5.57%
Loans	2,850	6.67%	3,694	5.60%

	11,127	5.67%	12,009	5.52%

In general, the financial debt agreements include early maturity clauses customary to agreements of this nature.

Bond issues, representing ordinary debt, of Repsol International Finance, BV and guaranteed by Repsol YPF, S.A., totaling EUR 4,414 million (relating to a face value of EUR 4,425 million), contain certain so-called “cross-default” clauses whereby in the event of default, the custodian-trustee bank, at its sole discretion or at the request of the holders of at least one-fifth of the debentures, can declare all the aforementioned debentures issues due and payable.

Additionally, in relation to certain marketable debenture issues totaling EUR 112 million (relating to a face value of EUR 113 million), YPF, S.A. agreed to certain clauses, including among others, “cross-default” clauses, and clauses not to create any liens or charges on its assets . If an event of default were to occur, the trustee or the holders of at least 25% of the total principal of the debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

(20)	PROVISIONS FOR CONTINGENCIES AND EXPENSES

The detail of the balance of “Provisions for Contingencies and Expenses” at 31 December 2007, 2006 and 2005, and of the changes therein in 2007, 2006 and 2005 is as follows:

	Millions of Euros
	Long-Term Provisions				Short-Term Provisions
	Provision for Pensions (3)	Provision for Field Dismantling Costs	Other Provisions	Total	Provision for Pensions(3)	Other Provisions	Total
Balance at 31 December 2004	84	343	1,569	1,996	—	33	33
Period provisions charged to income(1)	5	26	747	778	1	4	5
Reversals of provisions with a credit to income	(3)	(1)	(88)	(92)	(1)	(4)	(5)
Provisions released due to payment	(1)	(6)	(157)	(164)	—	(16)	(16)
Changes in the scope of consolidation	—	—	1	1	1	—	1
Translation differences	13	42	116	171	—	7	7
Reclassifications and other changes(2)	(3)	279	(88)	188	4	161	165

Balance at 31 December 2005	95	683	2,100	2,878	5	185	190
Period provisions charged to income(1)	8	54	564	626	2	83	85
Reversals of provisions with a credit to income	—	—	(142)	(142)	—	(3)	(3)
Provisions released due to payment	(17)	(11)	(295)	(323)	—	(132)	(132)
Changes in the scope of consolidation	—	3	—	3	—	—	—
Translation differences	(10)	(67)	(114)	(191)	(1)	(16)	(17)
Reclassifications and other changes(2)	(1)	193	(383)	(191)	5	169	174

Balance at 31 December 2006	75	855	1,730	2,660	11	286	297
Period provisions charged to income(1)	10	62	443	515	2	85	87
Reversals of provisions with a credit to income (4)	(4)	(2)	(122)	(128)	(1)	(3)	(4)
Provisions released due to payment	(3)	(15)	(139)	(157)	(13)	(130)	(143)
Changes in the scope of consolidation	—	—	—	—	—	(2)	(2)
Translation differences	(7)	(84)	(102)	(193)	—	(15)	(15)
Reclassifications and other changes(2)	(5)	115	(242)	(132)	4	62	66

Balance at 31 December 2007	66	931	1,568	2,565	3	283	286

(1)	In 2007 “Other Provisions” relates mainly to (i) a provision of EUR 22 million for labour force restructuring plans; (ii) a provision of EUR 90 million for environmental contingencies; and (iii) a provision of EUR 246 million for litigation. It also includes EUR 81 million relating to the discount to present value of the provisions. In 2006 it included mainly a (i) provision of EUR 20 million regarding labor force restructuring plans, (ii) a provision of EUR 80 million for the CO2 emissions made during the period, (iii) a provision of EUR 82 million for environmental contingencies and (iv) a contribution of EUR 244 million for litigation. It also comprises EUR 58 million for financial updates in the provisions.

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

(2)	The heading “Provision for field dismantling costs” includes EUR 54 million, EUR 253 million and EUR 274 million in 2007, 2006 and 2005, respectively, relating to the period provision made in those years due to dismantling of fields (see Note 7).

(3)	See Note 21.

(4)	Includes the write-off of provisions for certain items recognized by the Group companies in several countries, due to changes in the circumstances under which the provisions had been previously recognized.

(21)	PROVISION FOR PENSIONS AND SIMILAR OBLIGATIONS

a)	Defined contribution plans

Repsol YPF has defined contribution plans for certain employees, the main features of which are described in Note 3.16.

The annual cost charged to “Staff Costs” in the consolidated income statement in relation to these pension plans amounted to EUR 37 million, EUR 32 million and EUR 30 million in 2007, 2006 and 2005, respectively.

b)	Executive welfare plan. Hybrid defined contribution plan with a guaranteed fixed return.

In 2007, EUR 9 millions were charged to “Staff Costs” in the consolidated income statement. In 2006, as a result of the transformation of the compensation systems mentioned earlier in section 16 of note 3 and the contributions to the plan for 2006, “Staff Costs” amounted to EUR 6 million.

c)	Defined benefit plans

At 31 December 2007 the Repsol Group had two plans of this type:

c.1)	Pension plans, medical insurance plans, life insurance and other employee benefits and benefits for health and risk of death of a YPF subsidiary.

The YPF subsidiary has non-contributory pension plans managed by third parties for its full-time employees. The benefits provided by these plans are based on years of service and the remuneration earned during years of employment. This company also has other non-contributory pension plans for executives, key management personnel and former employees who worked at some of Group companies of this subsidiary.

The liability recognised for pension plans at 31 December 2007 and 2006 amounted to EUR 11 million and EUR 18 million, respectively. These amounts arose mainly from employee benefit obligations (EUR 76 million and EUR 83 million in 2007 and 2006, respectively) less the fair value of the plan assets and net of unrecognised actuarial losses, amounting to EUR 65 million and EUR 65 million, respectively.

The main actuarial assumptions used in 2007 and 2006 were as follows:

	%
	2007	2006	2005
Discount rate	6	6	5.75
Expected rate of return on plan assets	7	7	8.5
Expected salary increase rate	N/A	5.5	4.5-5.5

Also, this company provides medical insurance benefits, life insurance benefits and other employee benefits to certain of its employees who retire early; the company also pays benefits for health and risk of death to disabled employees and benefits for risk of death to retired executives. In 2007, 2006 and 2005, the expense relating to these plans amounted to EUR 2 million, EUR 3 million and EUR 2 million, respectively, and was recognised in the consolidated income statement.

c.2)	The Gas Natural Group also has pension plans for employees in Spain, Brazil and Italy. The amounts recognised under “Provisions for Contingencies and Expenses” in the consolidated balance sheet to cover these obligations totalled EUR 20 million and EUR 18 million at 31 December 2007 and 2006, respectively.

(22)	OTHER NON-CURRENT LIABILITIES

The detail of “Other Non-Current Liabilities” is as follows:

	Millions of Euros
	2007	2006
Obligations under finance leases (Note 23)	632	561
Guarantees and deposits(1)	221	220
Grants and other deferred income	278	224
Other	413	229

TOTAL	1,544	1,234

(1)	The heading “Guarantees and Deposits” mainly the deposits collected by Repsol Butano, S.A. from the users of gas bottles in accordance with the applicable legal regulations. These amounts are refundable when the corresponding contracts are cancelled.

The detail of the balance at 31 December 2007 and 2006 relating to grants and other deferred income is as follows:

	Millions of Euros
	2007	2006
Grants related to assets
Construction of gas infrastructure	73	63
Other grants	36	38

Subtotal	109	101

Deferred income
Deferred income due to property, plant and equipment received for no consideration	7	10
Consideration for new connections and branch lines	54	49
Indemnity due to mandatory relocation of network	33	30
Other deferred income	75	34

Subtotal	169	123

TOTAL	278	224

The consolidated income statements for 2007, 2006 and 2005 include income of EUR 8 million, EUR 9 million and EUR 10 million, respectively, relating to the grants and other deferred income recognised in profit. Also, the grants related to income recognised in income amounted to EUR 5 million in 2007, EUR 7 million in 2006 and EUR 7 million in 2005.

(23)	OBLIGATIONS UNDER FINANCE LEASES

The detail of the amounts payable under finance leases at 31 December 2007 and 2006 is as follows:

	Lease Payments		Present Value of Minimum Lease Payments
	2007	2006	2007	2006
Within one year	63	59	61	58
Between two and five years	248	221	205	180
After five years	902	804	427	381

	1,213	1,084	693	619
Less:
Future finance costs	(520)	(465)

	693	619

Recognised as:
Non-current obligations under finance leases			632	561
Current obligations under finance leases			61	58

			693	619

The finance leases relate mainly to methane vessels for the transportation of LNG, maturing in the period from 2022 to 2032.

(24)	TRADE AND OTHER PAYABLES

In 2007 and 2006 Repsol YPF had the following accounts payable classified under “Trade and Other Payables”:

	Millions of Euros
	2007	2006
Suppliers	4,491	3,553
Obligations under finance leases (Note 23)	61	58
Tax payables	934	963
Hedged items and derivatives on trading transactions at fair value	67	94
Other payables	3,285	2,922

	8,838	7,590

The fair value of these current items does not differ significantly from their carrying amount.

(25)	TAX MATTERS

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

Repsol YPF, S.A. is the Parent of Consolidated Tax Group 6/80, which includes all the companies resident in Spain that are directly or indirectly at least 75% owned by the Parent and that meet certain requirements. This Group consisted of 61 companies in 2007, of which the main companies in terms of volume of business were as follows: Repsol YPF, S.A., Repsol Petróleo, S.A., Repsol YPF Trading y Transporte, S.A., Repsol Química, S.A., Repsol Butano, S.A., Repsol Exploración, S.A. and Repsol Comercial de Productos Petrolíferos, S.A.

Petróleos del Norte, S.A. is the Parent of Consolidated Tax Group 02/01/B, which includes another company that pays income tax under the Vizcaya Corporation Tax regulations.

Also, the consolidated financial statements include, through proportional consolidation, all the corporation tax items of the Gas Natural Group. This Group is also taxed for corporation tax purposes under the special consolidated tax regime in Consolidated Tax Group 59/93, of which Gas Natural SDG, S.A. is the Parent. The main companies of this Tax Group, in terms of volume of business, were as follows: Gas Natural SDG, S.A., Gas Natural Castilla Léon, S.A., Gas Natural Distribución SDG, S.A, Gas Comercial Comercializadora, S.A. and Gas Natural Aprovisionamientos, S.A.

Lastly, the other companies resident in Spain and not included in either of the aforementioned Tax Groups file individual corporation tax returns.

The Spanish companies, whether they pay tax on an individual or consolidated basis, apply the standard rate of 32.5%, with the exception of Repsol Investigaciones Petrolíferas, S.A., which is taxed individually at a rate of 37.5% under the Special Oil and Gas Regime, and Petróleos del Norte, S.A., which pays tax at 28% under the Vizcaya Corporation Tax regulations.

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

c)	In other countries

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

The (nominal) income tax rates applicable in the main jurisdictions where the Group operates are as follows:

-	Libya: 65%

-	Algeria: 38% plus the tax on exceptional profits (TPE)

-	Dubai: 85%

-	Trinidad & Tobago: 55% and 57.25%

-	Ecuador: 25%

-	Peru: 30%

-	Bolivia: 25%

-	Venezuela: 50% and 34%

-	The Netherlands: 25.5%

-	Portugal: 26.5%

Income tax expense for accounting purposes

The detail of the income tax expense for accounting purposes in 2007, 2006 and 2005 calculated on the basis of the criteria indicated in Note 3, is as follows:

	Millions of Euros
	2007
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	3,118	1,289	1,177	5,584
Adjustment to accounting profit:
Non-temporary differences	(1,050)	99	(68)	(1,019)
Temporary differences	204	575	(219)	560

Taxable profit	2,272	1,963	890	5,125
Tax charge	714	687	476	1,877
Tax credits	(299)	—	(1)	(300)
Current tax payable	415	687	475	1,577
Adjustments to current tax and foreign taxes	1,001	(18)	29	1,012
Total current income tax expense	1,416	669	504	2,589
Deferred tax for the year	(67)	(201)	(5)	(273)
Other adjustments to the income tax expense	66	19	(63)	22
Total deferred tax expense	(1)	(182)	(68)	(251)

Total income tax expense	1,415	487	436	2,338

	Millions of Euros
	2006
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	3,168	1,395	866	5,429
Adjustment to accounting profit:
Non-temporary differences	(973)	42	(5)	(936)
Temporary differences	140	797	(186)	751

Taxable profit	2,335	2,234	675	5,244
Tax charge	820	782	376	1,978
Tax credits	(350)	—	—	(350)
Current tax payable	470	782	376	1,628
Adjustments to current tax and foreign taxes	986	(24)	46	1,008
Total current income tax expense	1,456	758	422	2,636
Deferred tax for the year	(37)	(278)	44	(271)
Other adjustments to the income tax expense	(8)	3	(140)	(145)
Total deferred tax expense	(45)	(275)	(96)	(416)

Total income tax expense	1,411	483	326	2,220

	Millions of Euros
	2005
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	2,810	2,150	479	5,439
Adjustment to accounting profit:
Non-temporary differences	(1,457)	15	234	(1,208)
Temporary differences	792	586	(9)	1,369

Taxable profit	2,145	2,751	704	5,600
Tax charge	740	963	329	2,032
Tax credits	(102)	—	(14)	(116)
Current tax payable	638	963	315	1,916
Adjustments to current tax and foreign taxes	679	(4)	5	680
Total current income tax expense	1,317	959	320	2,596
Deferred tax for the year	(275)	(205)	6	(474)
Other adjustments to the income tax expense	92	—	118	210
Total deferred tax expense	(183)	(205)	124	(264)

Total income tax expense	1,134	754	444	2,332

The detail of the deferred tax assets and liabilities recognised in the balance sheet is as follows:

	Millions of Euros
	2007	2006	Variation
Deferred tax assets:
Provisions for doubtful debts	34	32	2
Provisions for staff costs	58	62	(4)
Provision for contingencies	146	150	(4)
Other provisions	254	203	51
Tax assets	194	121	73
Other deferred tax assets	334	345	(11)

	1,020	913	107

Deferred tax liabilities:
Tax incentives	(25)	(5)	(20)
Deferred gains	(139)	(134)	(5)
Difference in amortisation/depreciation	(620)	(515)	(105)
Functional currency	(548)	(769)	221
Goodwill acquired in business combinations allocated to assets	(890)	(1,112)	222
Other deferred tax liabilities	(251)	(172)	(79)

	(2,473)	(2,707)	234

The Group did not recognise deferred tax assets amounting to EUR 472 million and EUR 401 million in 2007 and 2006, respectively, as these did not fulfill the criteria for recognition in accordance with IFRSs.

Other tax-related disclosures

Legal and public actions have been taken both in 2007 and prior periods, leading to tax consequences contrary to the Group’s expectations.

Repsol YPF considers that it has acted lawfully in these matters at all times and that its actions are based on reasonable interpretations of the applicable legislation and, therefore, it has filed the appropriate appeals to defend its interests and those of its shareholders.

However, in view of the uncertainty concerning the materialisation of the existing tax contingencies, at year-end the Group had recognised provisions under “Other Provisions” (see Note 20) that were considered adequate to cover those tax contingencies. The amount recorded in the balance sheet at 31 December 2007 for this item was EUR 524 million. Such provision comes from the vast number of actions, none of which taken individually represents a significant percentage of such provision.

(26)	JOINT VENTURES

The main joint ventures owned by the Group at 31 December 2007 in the detailed Annex I are the following:

Company	% of Ownership
Alberto Pasqualini REFAP, S.A.	30.00%
Atlantic LNG 2/3 Company of Trinidad & Tobago	25.00%
Bahía de Bizkaia Electricidad, S.L.	25.00%
Bahía de Bizkaia Gas, S.L.	25.00%
BPRY Caribbean Ventures LLC	30.00%
Compañía Mega	37.64%
Empresas Lipigas, S.A.	45.00%
Grupo Gas Natural SDG, S.A.	30.85%
Petroquiriquire, S.A.	40.00%
Pluspetrol Energy, S.A.	44.57%
Profertil, S.A.	49.52%
Quiriquire Gas, S.A.	60.00%
Refinería del Norte, S.A. (Refinor)	49.52%
Repsol Gas Natural LNG, S.L.	65.42%
Repsol Occidental Corporation	25.00%

The detail of the amounts included under the main headings in the consolidated financial statements as a result of the proportionate consolidation of the joint ventures at 31 December 2007, 2006 and 2005, is as follows:

	Millions of Euros
	2007	2006	2005
Current assets	2,079	1,800	1,664
Non-current assets	5,557	5,234	4,853
Current liabilities	2,253	2,056	1,661
Non-current liabilities	2,724	2,534	2,679
Income	6,883	6,870	5,091
Expenses	(6,046)	(6,204)	(4,363)

Also, at 31 December 2007 and 2006, the Group had interests in the jointly controlled assets and operations indicated in Appendix II, as a result of which it obtains income and incurs expenses on the basis of its percentage of ownership.

(27)	INCOME AND EXPENSES FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS

The detail of income and expenses from continuing operations before finance costs in 2007 , 2006 and 2005 is as follows:

	Millions of Euros
	2007	2006	2005
Revenue
Sales	52,098	51,355	48,024
Changes in inventories of finished goods and work in progress inventories	387	236	323
Income from reversal of impairment losses(1)	150	64	104
Gains on disposal of non-current assets(2)	694	287	205
Services rendered and other	2,594	3,138	2,389

	55,923	55,080	51,045

Expenses
Procurements	(36,699)	(35,190)	(33,174)
Changes in inventories	405	73	662
Staff costs	(1,855)	(1,674)	(1,542)
Taxes other than income tax	(1,915)	(2,470)	(1,813)
Outside services	(4,932)	(4,508)	(4,149)
Transport and freight costs	(1,140)	(1,187)	(1,124)
Depreciation and amortisation charge	(3,141)	(3,094)	(2,450)
Impairment losses recognised(1)	(220)	(447)	(223)
Losses on disposal of non-current assets	(25)	(33)	(22)
Other expenses	(593)	(639)	(1,049)

	(50,115)	(49,169)	(44,884)

(1)	See Note 14.

(2)	In 2007 relating mainly to the gains described in the following paragraph and to the profits of the sale of 10% stake of CLH (EUR 315 million). In 2006 it related mainly to the sale of two office buildings by an amount of EUR 130 million and the sale of shares in ENAGAS amounting to EUR 69 million.

Relating 2005 included the gains on the sale of the shares of Enagás S.A. (10.58% at 30 September 2005) which amounted to EUR 88 million, (these amounts relate to the Repsol YPF Group’s percentage of ownership of Gas Natural SDG, S.A., which is proportionately consolidate in the Group`s consolidated financial statements). As a result of these disposals, on 1 October 2005, gas Natural ceased to account for the investment in Enagás using the equity method and reclassified it as financial assets classified as held for sale. Also, in 2005 it included EUR 35 million relating to the sale of PBB Polisur, which in 2004 had been classified under the heading “Assets Classified as held for Sale”.

On 30 July 2007 Repsol YPF, S.A. entered into an agreement whereby it sold to Caja Madrid the lot where an office building is under construction in Madrid, as well as the finished works on it, for EUR 815 million. In the same agreement Repsol YPF, S.A. undertook to continue the promotion and development of pending the construction works, with the aim of completing the cited office building. Because of the sale of the lot there was a surplus of EUR 211 million recorded under the item “Profits for sale of non-current assets”.

(28)	FINANCE INCOME AND COSTS

The detail of the finance income and costs recognised in 2007, 2006 and 2005 is as follows:

	Millions of Euros
	2007	2006	2005
Interest income	168	138	115
Borrowing costs	(470)	(497)	(509)
Expenses relating to preference shares	(191)	(189)	(179)
Financing interest (Note 7)	95	35	19
Update of provisions	(144)	(127)	(133)
Net exchange differences	266	175	(6)
Dividend income	5	4	5
Revenues / (expenses) due to market valuation of derivatives and other financial assets (see note 38)	68	—	25
Other income/(expenses)	(21)	(21)	(59)

	(224)	(482)	(722)

(29)	SEGMENT REPORTING

29.1)	Business segments

The operations of Repsol YPF are divided into four major businesses:

a)	Exploration and production, which include both the exploration and development of crude oil and natural gas reserves and the Liquefied Natural Gas (LNG) business;

b)	Refining and marketing, including the refining, oil product marketing and LPG activities;

c)	Chemicals; and

d)	Gas and electricity, which include natural gas retailing and electricity generation.

The detail of the main aggregates in Repsol YPF’s income statement on the basis of this classification is as follows:

	Millions of Euros
	Exploration and Production	Refining and Marketing(1)	Chemicals	Gas and Electricity	Corporate and Adjustments	Total
2007
Net external sales	3,649	41,386	4,298	2,690	75	52,098
Inter-segment sales	4,275	2,600	774	100	(7,749)	—
Other income	1,832	1,180	184	364	265	3,825

Total revenue	9,756	45,166	5,256	3,154	(7,409)	55,923
Expenses incurred in continuing operations	(6,788)	(42,808)	(5,025)	(2,638)	7,144	(50,115)

Profit from continuing operations	2,968	2,358	231	516	(265)	5,808
Total finance costs	—	—	—	—	—	(224)
Profit before tax and share of results of investees	—	—	—	—	—	5,584
Income tax	—	—	—	—	—	(2,338)
Profit of companies accounted for using equity method	43	62	2	2	—	109

Profit for the year						3,355

2006
Net external sales	4,034	39,968	3,961	2,821	571	51,355
Inter-segment sales	5,030	2,166	501	73	(7,770)	—
Other income	1,390	1,512	208	414	201	3,725

Total revenue	10,454	43,646	4,670	3,308	(6,998)	55,080
Expenses incurred in continuing operations	(7,168)	(41,791)	(4,317)	(2,839)	6,946	(49,169)

Profit from continuing operations	3,286	1,855	353	469	(52)	5,911

Total finance costs	—	—	—	—	—	(482)
Profit before tax and share of results of investees	—	—	—	—	—	5,429
Income tax	—	—	—	—	—	(2,220)
Profit of companies accounted for using equity method	53	84	2	—	—	139

Profit for the year						3,348

2005
Net external sales	3,566	38,131	3,560	2,218	549	48,024
Inter-segment sales	4,365	1,860	365	134	(6,724)	—
Other income	1,272	1,307	261	413	(232)	3,021

Total revenue	9,203	41,298	4,186	2,765	(6,407)	51,045
Expenses incurred in continuing operations	(5,957)	(38,615)	(3,878)	(2,376)	5,942	(44,884)

Profit from continuing operations	3,246	2,683	308	389	(465)	6,161

Total finance costs	—	—	—	—	—	(722)
Profit before tax and share of results of investees	—	—	—	—	—	5,439
Income tax	—	—	—	—	—	(2,332)
Profit of companies accounted for using equity method	61	43	3	10	—	117

Profit for the year						3,224

(1)	Including the recognition of oil and gas excise taxes as income and expenses (see Note 3.20).

The detail of other significant aggregates relating to each activity at 31 December 2007, 2006 and 2005 is as follows:

	Millions of Euros
	Exploration and Production	Refining and Marketing	Chemicals	Gas and Electricity	Corporate and Adjustments	Total
2007
Total assets	16,165	16,223	2,680	4,827	7,269	47,164
Investments accounted for using the equity method	392	104	29	12	—	537
Operating liabilities(1)	4,339	8,168	815	1,474	1,640	16,436
Depreciation and amortisation charge	(2,058)	(644)	(197)	(193)	(50)	(3,142)
Net impairment losses recognised	(34)	(28)	(8)	—	—	(70)
Other non-monetary income/(expenses)(2)	(149)	54	36	(28)	(135)	(222)
Investments	2,912	974	176	651	660	5,373

2006
Total assets	17,038	14,864	2,678	4,344	6,277	45,201
Investments accounted for using the equity method	307	50	31	11	122	521
Operating liabilities(1)	5,126	6,375	714	1,277	1,628	15,120
Depreciation and amortisation charge	(1,998)	(645)	(194)	(189)	(68)	(3,094)
Net impairment losses recognised	(223)	(160)	—	—	—	(383)
Other non-monetary income/(expenses)(2)	(97)	(213)	1	(15)	249	(75)
Investments	4,062	966	222	328	159	5,737

2005
Total assets	16,583	14,982	2,597	4,424	7,196	45,782
Investments accounted for using the equity method	220	61	33	10	75	399
Operating liabilities(1)	5,557	6,986	601	1,274	2,152	16,570
Depreciation and amortisation charge	(1,448)	(595)	(193)	(159)	(55)	(2,450)
Net impairment losses recognised	(84)	(35)	—	—	—	(119)
Other non-monetary income/(expenses)(2)	(475)	(92)	13	(8)	(150)	(712)
Investments	1,948	995	170	457	143	3,713

(1)	Including “Deferred Tax Liabilities”, “Current Provisions for Contingencies and Expenses”, “Non-Current Provisions for Contingencies and Expenses”, “Other Non-Current Liabilities”, “Trade and Other Payables” and “Income Tax Payable” on the liability side of the consolidated balance sheet.

(2)	Including the income/(expenses) that do not entail cash outflows other than changes in depreciation/amortisation or net impairment losses.

29.2)	Geographical segments

The geographical segments into which Repsol YPF divides its operations are as follows:

-	Spain

-	Argentina, Brazil and Bolivia (ABB)

-	Rest of the world

The detail of the main aggregates by geographical area is as follows:

	Millions of Euros
	Spain	ABB	Rest of World	Total
2007
External sales by market	25,495	9,880	16,723	52,098
Total assets	20,846	14,401	11,917	47,164
Investments	1,455	1,480	2,438	5,373

2006
External sales by market	25,329	7,339	18,687	51,355
Total assets	16,134	17,512	11,555	45,201
Investments	1,119	1,453	3,165	5,737

2005
External sales by market	21,278	7,567	19,179	48,024
Investments	1,155	1,295	1,263	3,713

(30)	SALE OF SUBSIDIARIES

In 2006 there were no material sales of subsidiaries.

In 2007 Repsol YPF sold a 10% stake in Compañía Logística de Hidrocarburos (CLH), for an amount of EUR 353 million, generating EUR 315 million surplus.

Also in 2007 Repsol YPF Chile S.A. (formerly known as Repsol YPF Chile LTDA) sold its stakes in Petróleos Transandinos YPF S.A. and Operaciones y Servicios YPF Ltda, for EUR 145 million, generating a surplus of EUR 49 million. Net assets as of the date of the sale of the companies in Chile for 2007 were the following:

Items	Net assets
Property, plant and equipment	59
Other non-current assets	25
Working capital	34
Non-current liabilities	(22)

TOTAL NET ASSETS	96

(31)	BUSINESS COMBINATIONS

The most significant business combinations in the period 2007 were the following:

-

In December 2007 the Group acquired, through Gas Natural, a 100% of the equity capital of the Group Generación México (mainly consisting of the following companies: Controladora del Golfo S.A. de C.V., Central Anahuac S.A. de C.V., Central Saltillo S.A. de C.V., Central Lomas del Real S.A. de

C.V., Central Vallehermoso S.A. de C.V., Electricidad Águila de Altamira S.A. de C.V., Gasoducto del Río S.A. de C.V. and Compañía Mexicana de Gerencia y Operación S.A. de C.V.), engaged in electric combined cycle-generation. The cost of this acquisition was EUR 311 million, and goodwill relating to the business combination was EUR 26 million.

In 2007 there was no consolidated result due to this transaction as the acquisition took place in December. If the Group had consolidated the acquired business in the financial statements of the Repsol YPF Group as of 1 January 2007, its contribution to the revenues and net profit would have amounted to EUR 193 million and EUR 9 million, respectively.

The details of the assets, liabilities and contingent liabilities acquired, classified on the basis of the main balance sheet headings at the date of acquisition, and of the goodwill arising out of this business combination is as follows:

	Millions of Euros
	Carrying Amount(1)	Fair Value
Property, plant and equipment	249	318
Deferred tax assets	6	7
Other non-current assets	13	13
Current trade receivables	34	34
Cash and cash equivalents	21	21
Other current financial assets	1	1

TOTAL ASSETS	324	394

Deferred tax liabilities	18	37
Non-current debt	4	4
Other non-current liabilities	37	37
Current trade payables	30	31

TOTAL LIABILITIES	89	109

Total net assets	235	285
Goodwill		26

Total investment		311

(1)	Carrying amount in the financial statements of the acquired company.

-	In June 2007, Repsol acquired, through Gas Natural, a 28% participation in the share capital of Inversas, S.A., Gas Natural Argentina SDG, S.A., Natural Energy S.A. and Natural Servicios S.A., at a purchase price of EUR 13 million. The goodwill acquired amounted to EUR 9 million.

-	In December 2007, the Group fully incorporated, through Gas Natural, the 30.8% of the share capital of the Group ITAL.ME.CO, an Italian group dedicated principally to the distributions and commercialisation of gas, which operates in four regions in the centre and the south of Italy. The cost of this acquisition amounted to EUR 8 million and no goodwill was recognised from the operation.

The most significant business combinations in 2006 were as follows:

-	In March 2006 the Group acquired through Gas Natural 30.8% of the share capital of Petroleum Oil & Gas España, S.A., a company engaging in oil and gas exploration. The acquisition cost amounted to EUR 13 million.

-	In March 2006 the 49% ownership interest not already owned by the Repsol YPF Group in Termobarrancas, a Venezuelan electricity producer, was acquired for EUR 5 million.

-	In June 2006 the Group acquired 10% of West Siberian Resources Ltd., a Russian company engaging in gas supply and logistics, for EUR 73 million. This company is accounted for using the equity method.

(32)	MEDIUM- AND LONG-TERM INCENTIVE PLANS

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

At the end of the period there are in force the incentive plans 2004-2007, 2005-2008, 2006-2009 and 2007-2010, although it is important to point out that the first of the plans shown (2004-2007) has been closed, in accordance to the bylaws, at 31 December 2007 and its recipients shall receive a variable remuneration relating to the first quarter of 2008.

The four plans of this type in force (2004-2007, 2005-2008, 2006-2009 and 2007-2010 incentive plans), are independent of each other but their main characteristics are the same. All four are specific pluriannual remuneration plans covering the years stated. Each plan is tied to the Group attaining a series of strategic objectives. Fulfilment of the respective objectives entitles the beneficiaries of each plan to receive an amount of variable remuneration at medium term in the first quarter of the year following the last year of the plan. However, in each case, receipt of this incentive payment is tied to the beneficiary remaining in the Group’s employ until 31 December of the last year of the plan, except in the special cases envisaged in the terms and conditions of the related plan.

In the first case (2004-2007 incentive plan), the pluriannual incentive payment, if received, will consist of an amount tied to the fixed remuneration for the year the incentive is granted, to which a variable coefficient will be applied on the basis of the extent to which the objectives set are achieved.

In the other three cases (2005-2008, 2006-2009 and 2007-2010 incentive plans), the payment, if received, will consist of an amount determined at the time the incentive is granted, to which a first variable coefficient will be applied on the basis of the extent to which the objectives set are achieved, which will be multiplied by a second variable coefficient tied to the beneficiary’s performance over the period covered by the plan.

None of the four plans involves the delivery of shares or options to any of the beneficiaries and the incentive payments are not tied to the value of Repsol YPF shares. Provisions of EUR 11 million, EUR 4 million and EUR 13 million were charged to income in 2007, 2006 and 2005, respectively, to meet the obligations arising from these plans (these amounts include those relating to Board members and executive personnel described in Note 34). At 31 December 2007 2006, the Group had recognised provisions of EUR 27 million and EUR 28 million, respectively, to meet the obligations of the aforementioned plans.

(33)	INFORMATION ON RELATED PARTY TRANSACTIONS

33.1)	Significant shareholders

Per the most recent information available to Repsol YPF, the Company’s significant shareholders are as follows:

-	Sacyr Vallehermoso, S.A. directly owns 20.01% of the share capital.

-	La Caixa d’Estalvis i Pensions de Barcelona (“La Caixa”) holds 14.29% of the share capital of Repsol YPF, S.A. through Caixa Holdings.

-	Petróleos de México has an ownership interest of 4.9% through its subsidiaries Repcon Lux, S.A. and Pemex International España, S.A.

Repsol YPF performs transactions with related parties on an arm’s-length basis. Such transactions include the following transactions with significant shareholders in 2007:

a) Sacyr Vallehermoso, S.A. and Companies from its Group:

-	Purchases of products from companies of the Sacyr Group were EUR 3 million.

-	Sales of products to companies of the Sacyr Group were EUR 28 million.

-	Operational leasing contract operations have increased to EUR 8 million.

-	Transaction for service deliveries were EUR 2 million.

-	The dividends paid to Sacyr Vallehermoso in 2007 were EUR 144 million. In addition, EUR 4 million were paid to Sacyr Vallehermoso as a General Shareholders Meeting attendance premium.

-	Compensation for network relocation was EUR 2 million.

-	Other items totaled EUR 1 million.

b) Criteria Caixa Corp. S.A. and companies from its Group.

-	Transactions for service supply were EUR 2 million.

-	The cost of renting transactions were EUR 4 million.

-	Repsol YPF was granted loans amounting to EUR 51 million and credit facilities with a limit of EUR 640 million, on which it incurred finance costs of EUR 12 million.

-	Interest rate hedging transactions amounted to EUR 1,033 million and exchange hedge transactions amounted to EUR 932 million.

-	The costs of bank commissions amounted to EUR 12 million.

-	The average bank balances and financial investments in 2007 amounted to EUR 429 million generated finance income of EUR 24 million.

-	The guarantee facility gave rise to a cost of EUR 1 million. The facility limit is EUR 189 million.

-	At 31 December 2007, La Caixa had issued 196,684 Visa Repsol credit cards, 749 of which are used as corporate cards by Repsol YPF Group employees.

-	The dividends paid to La Caixa in 2007 amounted to EUR 255 million. In addition, EUR 3 million were paid to La Caixa as a General Shareholders Meeting attendance premium.

-	Contributions to pension plans and life insurance schemes amounted to EUR 11 million.

-	Less than EUR 1 million of services were received from La Caixa group companies.

c) Petróleos Mexicanos and companies from its Group.

-	Purchases of products from Pemex Group Companies amounted to EUR 2,156 million.

-	Sales of products to Pemex Group Companies amounted to EUR 223 million.

-	Revenue posted for the provision of services increased to EUR 100 million.

-	Fees paid for network access were EUR 6 million.

-	Interest paid from short-term financial investments amounted to EUR 4 million.

-	The dividends paid to Petróleos Mexicanos in 2007 amounted to EUR 36 million. In addition, EUR 1 million was paid to Petróleos Mexicanos as a General Shareholders Meeting attendance premium.

-	Other operating revenue amounted to EUR 1 million.

33.2)	Transactions with Repsol YPF Group companies

The transactions performed by Repsol YPF, S.A. with its Group companies, and by the Group companies among themselves, form part of the Company’s ordinary business activities in terms of their purpose and terms and conditions. Sales to related parties are performed in accordance with the policies described in Note 3.20.

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

The transactions performed by Repsol YPF, S.A. in 2007 with the Group’s directors and executives are detailed in Note 34 (Information on the Members of the Board of Directors and Executives).

(34)	INFORMATION ON THE MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVES

34.1)	Remuneration of directors

Remuneration received by Executive Board Members, as detailed under paragraphs a, b and c of this note, amounted to EUR 4.511 million, or 0.141% of net profit of the parent company.

a)	Due to membership of the Board

In accordance with Article 45 of the bylaws, the Company may pay remuneration equal to 1.5% of its net profit to its Board members each year, but this amount can only be paid once the appropriations to the legal reserve and other obligatory appropriations have been made and a dividend of at least 4% has been declared.

Under the system established and approved by the Appointments and Remuneration Committee, the amounts of the annual remuneration earned in 2007 and 2006 by virtue of membership of each of the Group’s managing bodies are as follows:

	Euros
Managing Body	2007	2006
Board of Directors	165,661	159,289
Standing Committee	165,661	159,289
Audit and Control Committee	82,830	49,778
Strategy, Investment and Competence Committee	41,415	39,822
Appointments and Remuneration Committee	41,415	39,822

The remuneration earned in 2007 by the members of the Board of Directors in their capacity as Board members in connection with the above-mentioned bylaw-stipulated directors’ emoluments amounted to EUR 4.538 million, the detail being as follows:

	Remuneration for Membership of Managing Bodies (in Euros)
	Board	Standing Committee	Audit Committee	Appointments Committee	Strategy Committee	TOTAL
Antonio Brufau	165,661	165,661	—	—	—	331,322
Luís Suárez de Lezo	165,661	165,661	—	—	—	331,322
Antonio Hernández-Gil	165,661	165,661	—	41,415	—	372,737
Ricardo Fornesa(1)	13,805	13,805	—	—	—	27,610
Carmelo de las Morenas	165,661	—	82,830	—	—	248,491
Jorge Mercader(4)	151,856	151,856	—	—	37,964	341,676
Henri Philippe Reichstul	165,661	165,661	—	—	—	331,322
Paulina Beato	165,661	—	82,830	—	—	248,491
Javier Echenique	165,661	165,661	82,830	—	—	414,152
Artur Carulla(6)	165,661	—	34,513	41,415	—	241,589
Luís del Rivero	165,661	165,661	—	—	—	331,322
Juan Abelló	165,661	—	—	—	41,415	207,076
Pemex Intern. España	165,661	165,661	—	—	41,415	372,737
José Manuel Loureda(2)	165,661	—	—	—	41,415	207,076
Manuel Raventós(2)(4)	151,856	—	—	37,964	—	189,820
Luís Carlos Croissier(3)	110,440	—	—	—	24,159	134,599
Isidro Fainé(5)	13,805	13,805	—	—	—	27,610
Juan María Nin(5)	13,805	—	—	3,451	3,451	20,707
Ángel Durández(3)	110,440	—	48,318	—	—	158,758

(1)	Resigned from the Board of Directors on 31 January 2007.

(2)	Appointed to the Board of Directors on 31 January 2007.

(3)	Appointed at the General Meeting held on 9 May 2007.

(4)	Resigned from the Board of Directors on 19 December 2007.

(5)	Appointed to the Board of Directors on 19 December 2007.

(6)	Left the position in the Audit and Control Committee on 30 May 2007.

Additionally, the following should be noted:

-	The members of the Parent’s Board of Directors have not been granted any loans or advances by any Group company, jointly controlled entity or associate.

-	No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the Parent’s Board of Directors, except in the case of the Executive Chairman, whose remuneration is governed by the obligations provided for in his contract for services, which envisages a defined contribution system, and the Corporate Secretary, to whom the obligations are the same as those to executives.

b)	Due to the holding of executive posts and the discharge of executive duties

The monetary remuneration and compensation in kind earned in 2007 by the members of the Board of Directors who, during that period had employment relationships or discharged executive tasks at the Group, amounted to EUR 3.476 million, with EUR 2.278 pertaining to Mr. Antonio Brufau and EUR 1.198 million to Mr. Luís Suárez de Lezo. These amounts do not include the amounts detailed in paragraph e) below.

c)	Due to membership of the Boards of Directors of subsidiaries

The remuneration earned in 2007 by the members of the Parent’s Board of Directors in their capacity as directors of other Group companies, jointly controlled entities and associates amounted to EUR 0.373 million, the detail being as follows:

	Euros
	YPF	Gas Natural	CLH	TOTAL
Antonio Brufau	74,417	265,650	—	340,067
Luís Suarez de Lezo	—	—	33,340	33,340

d)	Due to third-party liability insurance premiums

The Board members are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

e)	Due to life insurance and retirement policies, contributions to pension plans and long-service bonuses

The cost of the retirement, disability and death insurance policies and the contributions to pension plans and long-service bonuses including, if applicable, the related payments on account, incurred by the Company on behalf of the members of the Board of Directors with executive functions at the Group amounted to EUR 2.554 million in 2007. Of this amount, EUR 2.313 million were in relation to Mr. Antonio Brufau and EUR 0.241 million to Mr. Luís Suárez de Lezo.

f)	Incentives

In 2007 Repsol YPF registered provisions, amounting to a total of EUR 0,197 million, were raised related to the current incentive plans, described in Note 32, the beneficiary being Mr. Luís Suárez de Lezo.

Mr. Antonio Brufau is not a beneficiary of any of the current incentive plans, described above, as of the date of this document.

34.2)	Indemnity payments to members of the Board of Directors

No director received any indemnity payment from Repsol YPF in 2007.

34.3)	Transactions with directors

The following is disclosure of the transactions performed with directors, as required by Law 26/2003, of 17 July, which amended Securities Market Law 24/1988, of 28 July, and the Joint Stock Companies Act, in order to reinforce the transparency of listed corporations.

Except for the remuneration earned, the dividends received from the shares held by them and, in the case of institutional outside directors, the transactions described in Note 33.1 (“Information on Related Party Transactions – Significant Shareholders”), the directors of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

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

The information included in this Note relates to the ten persons who are or were executives of the Group in 2007, excluding, unless stated otherwise, those who are also members of the Parent’s Board of Directors, since the information relating to them is disclosed in Note 34.1).

b)	Wages and salaries

Executives receive fixed and variable remuneration. The latter consists of an annual bonus calculated as a given percentage of the fixed remuneration earned on the basis of the degree to which certain targets are met and, where appropriate, the payment relating to the pluriannual incentive plan.

The total remuneration earned in 2007 by executives who form or formed part of the Management Committee, during the period in which they belonged to the Committee, amounted to EUR 11.659 million, the detail being as follows:

Description	Millions of Euros
Salary	6.4
Attendance fees	0.4
Variable remuneration	3.3
Compensation in kind	1.6

c)	Incentive plans

In 2007 Repsol YPF recognised provisions of EUR 1.514 million in connection with the four incentive plans in force (2004-2007, 2005-2008, 2006-2009 and 2007-2010) for executives, including those who are members of the Board of Directors with executive functions.

d)	Executive welfare plan and long-service bonus

The contributions made by the Group in 2007 in both respects for executives, including the members of the Board of Directors with executive functions, amounted to EUR 1.315 million.

e)	Pension fund and insurance premiums

The contributions made by the Group in 2007 to the hybrid defined contribution plans for executives adapted to the Pension Plans and Funds Law (see Note 3.16) plus the life and accident insurance premiums paid totalled EUR 0.368 million (this amount is included in the disclosures reported in section b) above).

Executives are covered by the same civil liability policy as that covering all the directors and executives of the Repsol YPF Group.

f)	Advances and loans

At 31 December 2007, the Company had granted loans to its executives amounting to EUR 0.174 million, which earned average interest of 3.5%. All these loans were granted before 2003.

34.5)	Indemnity payments to executives

In 2007 the indemnity payments received in all connections by executives leaving the Company amounted to EUR 10.926 million.

34.6)	Transactions with executives

Except for the information disclosed in sections 4 and 5 of this Note and the dividends from the Company shares held by them, the executives of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

In addition, members of Senior Management have, in their respective contracts, the right to receive compensation in the event of termination of relationship with the company, provided that the termination was not due to a breach of obligations of the Senior Management member, due to retirement, handicap or the employee’s voluntary withdrawal.

Such compensation shall be recognised as a provision for pension and as personnel expense only when the termination of the relationship between the Senior Management member and the Group is due to a qualifying ground. The Group has a collective insurance contract which aims to guarantee the Remuneration of Senior Management, including the General Counsel and Secretary of the Board of Directors.

(35)	HEADCOUNT

At 31 December 2007, the Group had 36,700 employees and the average headcount in 2007 was 37,565 employees. The total headcount at 2007 and 2006 year-end, by professional category, was as follows:

	Number of Employees
	2007		2006
	Men	Women	Men	Women
Managers	292	25	284	24
Senior line personnel	2,024	385	1,840	331
Other line personnel	11,563	3,350	11,474	3,151
Clerical staff	884	1,426	910	1,599
Manual workers, messengers, etc.	12,825	3,926	13,273	4,045

	27,588	9,112	27,781	9,150

(36)	OPERATING LEASES

36.1)	The Group as lessee

The expenses recognised as period operating lease costs at 31 December 2007 and 2006, amounted to EUR 290 million and EUR 343 million, respectively.

At 31 December 2007, the Group had the following long-term payment commitments under non-cancelable operating leases in which the Group is the lessee:

	Millions of Euros
	2008	2009	2010	2011	2012	Subsequent	Total
Sea transport - Time charter(1)	104	68	58	45	43	280	598
Leases(2)	116	133	117	101	94	804	1,365

	220	201	175	146	137	1,084	1,963

(1)

Repsol YPF has chartered under “time charter” arrangements 23 ships (6 of them through the subsidiary Gas Natural SDG, S.A.) for the transportation of crude oil, oil products and liquefied natural gas. The charter contracts expire between 2008 and 2012. The leasing amount to be paid by the petrol ships amounted to

EUR 82 million in 2008. In addition, it includes the operational part of the freight policies in the financial leasing regime, of EUR 22 million, maturing between 2024 and 2032.

(2)	Relating mainly to leasing of petrol service stations amounting to EUR 631 million.

36.2)	The Group as lessor

At 31 December 2007, the Group was entitled to receive the long-term commitments detailed below with respect to the lease agreements in which the Group is the lessor:

	Millions of Euros
	2008	2009	2010	2011	2012	Subsequent years	Total
Leases(1)	68	19	20	14	20	195	336

	68	19	20	14	20	195	336

(1)	Relating mainly to optic fiber assets, amounting to EUR 221 million and to gas storage facilities, amounting to EUR 39 million.

(37)	CONTINGENT LIABILITIES AND OBLIGATIONS

Guarantees

At 31 December 2007 the companies of the Repsol YPF Group have granted the following guarantees to third parties or to companies of the Group whose assets, liabilities and results are not incorporated to the consolidated financial statements (companies consolidated in the proportion not owned by the Group and companies consolidated under the equity method):

The Group provided guarantees for the financing activities of the Central Dock Sud, S.A. amounting to EUR 18 million .

The Group provided guarantees for the financing activities of EniRepSa Gas Limited, in which the Group has 30% stake, amounting EUR 12 million.

The Group provided guarantees for the funding activities of Atlantic LNG Company of T&T, in which the Group has 20% stake, amounting to EUR 32 million.

The Group provided guarantees for its holding in Oleoducto de Crudos Pesados de Ecuador, S.A. (OCP) which covers construction, abandonment of construction, and the environmental risks related to this operation, up to, approximately, EUR 10 million together with the operating risks of approximately, EUR 10 million. The Group has pledged all its shares in OCP.

Contractual commitments

At 31 December 2007, the main long-term purchase, sale or investment commitments of the Repsol YPF Group were as follows:

	Millions of Euros
Buy	2008	2009	2010	2011	2012	Subsequent years	Total
Purchase commitments	3,946	2,548	2,153	2,313	2,636	30,634	44,230
Crude oil and other	1,967	861	505	272	232	576	4,413
Natural gas	1,979	1,687	1,648	2,041	2,404	30,058	39,817	(1)
Investment commitments	549	363	52	—	—	—	964
Transport/transmission commitments	89	102	224	267	300	5,424	6,406	(2)
Services	1,651	1,301	1,178	336	241	2,228	6,935

	6,235	4,314	3,607	2,916	3,177	38,286	58,535

	Millions of Euros
Sell	2008	2009	2010	2011	2012	Subsequent years	Total
Sale commitments	4,037	3,213	2,401	2,199	2,795	20,347	34,992
Crude oil and other	2,071	1,610	943	814	707	1,541	7,686
Natural gas	1,966	1,603	1,458	1,385	2,088	18,806	27,306	(3)
Transport/transmission commitments	18	12	13	12	13	56	124
Services	191	277	181	220	194	1,948	3,011

	4,246	3,502	2,595	2,431	3,002	22,351	38,127

Note: The commitments detailed in the foregoing table are commercial agreements in which fixed total amounts are not stipulated. These commitments were quantified using Repsol YPF’s best estimates.

(1)	Mainly includes the corresponding portion of the Repsol YPF Group of the Gas Natural Group’s long-term natural gas purchase commitments amounting to EUR 18,352 million, and commitments of the Repsol YPF Group to purchase gas from Trinidad and Tobago amounting to EUR 5,747 million and amounting to EUR 15,594 million. The Peru transaction is guaranteed up to USD 600 million.

(2)	This amount includes commitments for long-term transportation acquired by the Repsol YPF Group mainly in the U.S.A. amounting to EUR 2,617 million, in Canada amounting to EUR 835 million and in Argentina amounting of EUR 422 million. Additionally it includes EUR 1,698 million for the future delivery of 4 ships for transportation in Peru.

This amount also includes EUR 562 million relating to the agreement executed by Repsol YPF Ecuador, S.A. on 30 January 2001 with Oleoducto de Crudos Pesados (OCP) Ecuador, S.A., owner of a heavy crude oil pipeline in Ecuador, pursuant to which it undertook to transport 100,000 barrels/day of crude oil (36.5 million of barrels/year ) for a 15 year term, from the date of the setting up, in September 2003, at a floating rate agreed under the contract.

(3)	Including mainly the natural gas sale commitments in Argentina amounting to EUR 8,218 million, in Spain amounting to EUR 3,107 million, in México amounting to EUR 10,938 million and the corresponding portion of Repsol YPF Group to commitments of long-term natural gas sale of the Gas Natural Group amounting to EUR 1,740 million.

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

However, the most significant litigation affecting the Repsol YPF Group are as follows:

United States of America

The Diamond Shamrock Chemical Company (“Chemicals”), owned by Occidental Petroleum Corporation (“Occidental”), has certain environmental remediation obligations. Occidental acquired this chemical business in 1986 from Diamond Shamrock Corporation (later called Maxus Energy Corporation), and the sale contemplated certain indemnity clauses that have affected Maxus Energy Corp. (a company later acquired by YPF, S.A. in 1995 before it was acquired by Repsol YPF). The company Tierra Solutions Inc. (Tierra), a subsidiary of the North American company YPF Holdings, has assumed the obligations of Maxus in environmental matters.

The main litigation is as follows:

-	Newark, New Jersey. In 1990 a settlement was approved by the New Jersey District Court (USA) requiring the implementation of a remediation plan at the former agrochemical plant of Chemicals in Newark, New Jersey. The remediation plan was completed and paid for by Tierra. This project is in the operational and maintenance phase.

-	Passaic River, New Jersey. Certain studies have indicated that sediment in the Newark Bay, including the Passaic River adjacent to the Newark plant are polluted with hazardous chemical substances from various sources. Maxus negotiated an agreement with the US Environmental Protection Agency (“EPA”) on behalf of Occidental whereby Tierra is conducting tests and studies analyzing contaminated sediments and biota in a six miles area from the Passaic river, close to a former plant of “Chemicals” in Newark. In addition, in a federal, state local and private joint effort called Lower Passaic River Restoration Project (PRRP), the EPA and other agencies are remediating/studying the last section of seventeen miles of the Passaic river (land including the miles previously studied).Tierra and other entities (from September 2007), have agreed to joint participation in a remedy and feasibility study (RAFS) in relation to the PRRP. The parties to the agreement in the funding of the RAFS have negotiated liability agreements among them on the basis of specified terms.

In June 2007, the EPA issued the drafting of a Focused Feasibility Study (FSS) which highlights the several alternatives for the remediation of the last eight miles of the Passaic River. Such alternatives vary from the non-action, to the vast dredging and later cover (what in said drafting should have an estimate cost between USD 900 million and USD 2,300 million) and described by EPA as alternatives incorporating some technologies tested which may be put into practice in the near future, without the need of a deep research Tierra, together with some other integrated parts PRRP, sent their comments to the drafting of the FFS of EPA.

In August 2007, National Oceanic Atmospheric Administration (“NOAA”), as one of the Federal Natural Resources Trustees, sent a letter to the parties in the group PRRP, included Tierra y Occidental, requesting the group to participate in the agreement to develop a cooperation evaluation of the environmental damages in the Passaic river and the Newark Bay. The group PRRP has answered through his advisor looking for some conversations to postpone the agreement to 2009, due in part to the proposals of the FFS still pending by e EPA. Tierra shall being in the group PRRP concerning this matter.

The Passaic River Newark Bay contingency has to date led to two legal proceedings:

-	In December 2005, the Department for Environmental Protection and the New Jersey Spillage Compensation Fund sued YPF Holdings, Tierra, Maxus and various subsidiaries, as well as Occidental, in relation to an alleged pollution with dioxides from the old chemicals plant in Newark, of the last seventeen mile stretch of the Passaic River, of Newark Bay, other water runs and surrounding areas. The defendants have responded to these allegations.

-	The New Jersey lawsuit. In December 2005 the New Jersey Environmental Protection Agency and the New Jersey Spillage Compensation Fund initiated a lawsuit before the New Jersey Courts against Occidental Chemical Corporation, Tierra, Maxus, Repsol YPF, YPF, YPF Holdings and CLH Holdings. The plaintiffs are seeking remediation of environmental damage, including the costs and associated fees of the proceedings, based upon alleged violations of the Spillage Control and Indemnities Law and the Water Pollution Control Law at a plant presumably operated by the defendants and located in Newark, New Jersey and which presumably affect the Passaic River and Newark Bay. An appeal has been lodged requesting rejection of the case.

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

-	Legal action. In 1998 a subsidiary of Occidental filed suit at a court in the State of Ohio requesting a ruling on the parties’ rights in connection with the obligations regarding certain costs relating to the Chemicals plant in Ashtabula, Ohio, as well as other costs. The parties have initiated conversations with a view to reaching an agreement. Also, in 2002 Occidental filed suit against Maxus and Tierra at a district court in Dallas, Texas, requesting a ruling obliging Maxus and Tierra to participate in the defence and indemnity that may correspond to Occidental. In December 2006, the court set the obligation corresponding to Maxus at approximately USD 15 million (EUR 10 million). The court decision in this case has been appealed.

At 31 December 2007, the Repsol YPF Group, through YPF Holdings Inc., had recorded provisions for approximately USD 106 million (EUR 72 million) to cover all the significant environmental-related contingencies described in the foregoing paragraphs. However, changes in the current circumstances, including the disclosure of damage to the environment could increase the liabilities in the future.

-	Class action suits. Review of reserves. As a result of the 25% reduction in proven reserves reported by Repsol on 26 January 2006, two class action suits were filed claiming indemnities for any possible damages that might have been caused. A Settlement Agreement has been signed for USD 8 million (EUR 5 million) and has the preliminary approval of the Southern District Court of New York.

Argentina

-	Liabilities and contingencies assumed by the Argentine State. By virtue of the YPF Privatisation Law, the Argentine State took on certain obligations of YPF’s predecessor at 31 December 1990. In certain decisions relating to acts or events prior to 31 December 1990, YPF has been required to advance the payment of the amounts stipulated in certain court decisions. YPF is entitled to claim reimbursement of the amounts paid in accordance with the aforementioned indemnity payments. At 31 December 2007, the Argentine government had been or was being notified of all the claims received by YPF in connection with its predecessor.

-	Liquid petroleum gas market. The National Antitrust Commission (Comisión Nacional de Defensa de la Competencia or “CNDC”) has initiated several investigations to check, inter alia, whether the penalised abuse of dominant position between 1993 and 1997, which had already been settled, had been repeated between October 1997 and March 1999. On 19 December 2003, the CNDC accused YPF of abuse of dominant position during the aforementioned period. On 20 January 2004, YPF submitted its defence. On March 2006, the CNDC requested from YPF evidences. On August 2007 held the testimonial evidences of the witnesses proposed by YPF.

-	Natural gas market. Within the export area, as a result of restrictions (see Note 1 “Market Regulation - Argentina”) during the years 2004, 2005, 2006 and 2007, YPF was forced to suspend, partially or totally, its deliveries of natural gas to export customers with which it had assumed firm commitments to deliver certain volumes of natural gas. YPF has challenged the Gas Export Rationalisation Programme and Use of transport capacity, as well as the Additional Permanent Injection and the Additional Injection Requirements as being arbitrary and illegitimate and has alleged, with the respective customers affected by the cuts, that the Restrictions constitute a fortuitous case or force majeure which relieves the Company of any responsibility and/or punishment derived from the lack of delivery of the contractually stipulated volumes.

Customers of YPF have rejected in writing the force majeure argument, claiming the payment of compensation and/or penalties for a breach of firm delivery commitments, and/or making a reservation for future claims on the same matter. Additionally, Electroandina S.A. and Empresa Eléctrica del Norte

Grande S.A. have offered to settle the penalties for the non delivery up to November 2006 for USD 41 million (EUR 28 million) and from December 2006 to September 2007 for USD 52 million (EUR 35 million). YPF has rejected the proposed settlements. Likewise Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. have sent notice of official negotiations prior to the commencement of arbitration proceedings. Whether this term is due, at the time YPF has not been notified of the arbitration initiated by Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A.

Innergy Soluciones Energéticas S.A. (“Innergy”) has sent notice to YPF of the filing of an arbitration proceeding. YPF has responded to the arbitration claiming a plea in reconvention and have agreed to adjourn arbitration until 31 March 2008 to facilitate the negotiations. The damages claimed by Innergy amount to USD 88 million (EUR 60 million) plus interests according to the settlement filed by Innergy in the report of September 2007, which may be increased due to the billing of penalties received after August 2007. The arbitration is adjourned up to 31 March 2008.

In the Argentine market, where YPF and Central Puerto S.A. have agreed to a termination and resolution of conflicts regarding the contract of natural gas supply to the Central Loma La Lata, Central Puerto S.A. has sent notice to YPF his decision to submit to the arbitration the controversies arising out of the combined-cycle natural gas supply located in the Autonomous City of Buenos Aires. YPF has filed a reconvention suit against the acting party in which it claims, among others, that the Court may terminate the contract or by default, that the Court proceeds to a restructuring. The reconvention claim has been tendered by Central Puerto in December 2007. In February 2008 a hearing was held by the members of the arbitration panel, for the execution of the Mission Statement through several questions that have arisen about the amount, not yet concluded. On 12 March 2008 the parties agreed to adjourn the legal terms for 30 days.

The Company has also been sent actions on the part of Compañía Mega S.A. due to gas supply cut downs under the related natural gas purchase and sale contract. YPF stated that deliveries to Mega for natural gas volumes related to the contract, were affected by the obstacles by the National Government YPF should have no liability in such deficiencies on the basis of the fortuitous matters, force majeure, and frustration of the contract. Due to the nature of the claim and as the Society has material grounds for the defense, the action is deemed possible.

Analysis on the reserves of the Noroeste Basin. Concerning certain natural gas export contracts from the Argentine northeastern valley, the Company filed with the Secretariat of Energy the certification for natural gas reserves in said valley pursuant to the disposition of the corresponding export authorisations. In the event that the Secretariat of Energy considers that the reserves are not sufficient, the Secretariat may revoke or partially suspend one or several export permissions. By Note SE N° 1.009/2006, the Secretariat of Energy restricted on a preventive basis 20% of natural gas volume exports in accordance with the authorisation of the export authorisations granted by Decision SE Nº 167/1997 (i.e., 80% of the maximum export volume is currently authorised).

-	On 11 August 2006, YPF received the Note SE Nº 1009 (the “Note”) by the Secretariat of Energy , which verified the development in reserves in the Ramos Area in the Noroeste Basin, regarding the export permit granted by Decision SE Nº 167/97 (the “Export Authorisation”). The Export Authorisation is applicable to the long-term natural gas contract signed between YPF and GasAtacama Generación, for a maximum daily volume of 530,000 m3/day. The Note established that as the outcome of a decrease in the natural gas reserves foreseen in the Export Authorisation, the supply to the domestic market was at risk. The Note, on a preventive basis, reduced the maximum daily volume of natural gas authorised for export under the Export Authorisation by 20%, affecting export contracts.

-

Environmental claims in La Plata. There are certain claims for damages of the environment and the compensation of both collective and individual damages and losses (damage to health, psychological damages, property damages, etc…) related to the alleged environmental pollution caused by the operations of the Company’s refinery in La Plata, which also request the environmental remediation of the canal to the west of the refinery. In 2006, the Company presented to the Department of

Environmental Policy of Buenos Aires Province its plan to conduct a study of the nature of the risks associated with the aforementioned pollution. As indicated above, YPF is entitled to be held harmless by the Argentine State with respect to liabilities and contingencies existing prior to 1 January 1991.

-	International arbitration for contractual disputes. On March 2001, EDF Internacional S.A. against YPF: EDF Internacional S.A. initiated an international arbitration proceeding pursuant to the Rules of the Arbitration of the International Chamber of Commerce in connection with the sale and purchase agreement for EASA and EDENOR shares of 31 March 2001, arguing that in its opinion, the agreement provides for the price paid by EDF Internacional to be adjusted due to the elimination of parity between the Argentine peso and the US dollar prior to 31 December 2001.

Concerning the arbitration pursued by Endesa and YPF for the alleged breach of an extension clause in the amount of natural gas to be delivered, under the export contract entered of June 2000, the parties came to an amendment agreement in the export contract (the “Amendment”) terminating the arbitration. As a result of the Amendment, YPF paid to ENDESA USD 8 million to end the arbitration and waive a claim for the past events. In addition, the maximum half-yearly compensatory amounts which YPF may eventually be paid for deficiencies in the gas supply were settled in accordance with the provision of gas supply modified by the Amendment.

-	Availability of foreign currency from exports. In relation to foreign currency generated from YPF’s exports during 2002, the exchange regime established under Decree 1.606/2001 which, according to certain interpretations, implicitly derogated the special regime of free availability of currency generated from the export of petroleum and derivatives established in article 5 of Decree 1.589/89. Decree 1.589/89 established the free availability of a percentage of foreign currency generated from exports of freely available crude petroleum, natural gas and/or liquefied gases, established in the tenders and /or renegotiations or agreed in the corresponding contracts. In all circumstances the maximum percentage of freely available currency could not exceed 70% of each operation.

After Decree 1.606/2001, Decree Nº 2.703/2002, which became effective on 31 December 2002, established that the producers of crude petroleum, natural gas and liquefied gas should pay in at least 30% of proceeds derived from the export of freely available crude petroleum or its derivatives, enjoying free availability of the remaining percentage. This norm left pending the question of which Exchange regime was applicable to foreign currency from exports in 2002 during the period between Decree 1.606/2001 and Decree Nº 2.703/2002 were published.

In October 2007 notice of the commencement of an administrative proceeding was received for an alleged delay in the repatriation of currencies and the lack of repatriation for the remaining 70% relating to certain hydrocarbon exports made in 2002 (for the period comprised in the publication of the mentioned Decrees).

-	The Patagonian Association of Landowners (“ASSUPA”). In August 2003, ASSUPA filed suit against eighteen companies holders of the concession and operation and exploration permits of the Neuquén River Basin, including YPF, S.A., asking to have them ordered to remedy the collective environmental damage supposedly caused and to take the necessary measures to avoid environmental damage in the future. YPF is contesting the suit and intends to summons the Argentine State due to its obligation to hold YPF harmless with respect to events and claims prior to 1 January 1991.

-	Environmental claims in Dock Sud. filed by residents of the Dock Sud Area against multiple respondents for individual damages to the health of the claimants and requesting the remediation and indemnity for the collective environmental damage to the Matanza and Riachuelo Rivers in the area of Dock Sud. It should be pointed out that YPF is entitled to be held harmless by the Argentine State with respect to liabilities and contingencies caused prior to 1 January 1991.

-

Investigations of the National Committee for Antitrust Act (Comisión Nacional de Defensa de la Competencias – CNDC -). In November 2003 and within the framework of an official investigation, the CNDC requested a group of almost thirty (30) companies producer of natural gas, among them YPF, relating to the following issues: (i) incorporation to the natural gas purchase and sale contracts of provisions that allegedly restrict competition and (ii) the imports of gas from Bolivia, highlighting in (a) the old and expired contract entered into between the then State-owned YPF and YPFB (Bolivian State-owned oil company), -according to the CNDC- YPF sold the Bolivian gas in Argentina under the acquisition cost; and (b) the frustrated attempts to import gas from Bolivia, made in 2001 by the trading company Duke and by Distribuidora de Gas del Centro. On January 2006, YPF has been notified of the decision thereby the CNDC orders the commencement of the proceedings. YPF contested the decision on the basis that it has not occurred any violation of Antitrust Act and the prescription of the charges. On June 2007, without the acknowledging any violation of the Antitrust Act, a commitment was filed by YPF before the CNDC, pursuant to section 36 of the Antitrust Act, requiring the CNDC the approval of the commitment of not including in other contracts the questioned provisions, to suspend the investigation and the record of the proceedings.

-	Enclosing of Clauses in bulk LPG supply contract. The CNDC has started a proceeding for the investigation of the use by YPF in bulk LPG supply contracts that prevents buyers from reselling the product to third parties, thereby restricting competition with prejudice for the general economic interest. YPF has asserted that the contracts do not imply a ban against the resale to third parties and have offered the relevant evidence. In April 2007 a commitment was presented to the CNDC in accordance with section 36 of the Antitrust Act, without acknowledging any violation against the Antitrust Act, not to include these clauses in future contracts for LPG wholesale supply, among other things, demanding to the CNDC the approval of the commitment, suspending the investigation and the record of the proceedings.

-	Requirement for information of possible cases of under investment concerning specific concessions in the Province of Neuquén issued by Notes to the Secretary of Energy and Mining of said Province, under summons to apply the extinction of the concessions. YPF understands he has complied with the investments committed in the Investments program and operation for the Areas it participates or operates and an early execution on the second section is an evidence concerning the investments committed up to 31 December 2011. The company has solid defense grounds for which it considers a remote possibility the negative development in this matter.

Ecuador

Petroecuador, the national oil company in Ecuador, has refused to accept an unfavorable binding decision, issued by a technical consultant, in accordance with the dispute solving mechanism established in the Contract for Participation in Block 16, concerning the non-relevance of an adjustment in the calculation of the participation due to a reduction in the SOTE transport fees, demanding the payment of undue amounts to the Block Contractor. As a result of this dispute, the Ecuadorian authorities, specifically, the State General Controller, took part in the matter conducting a special examination of Petroecuador, covering the same matters, from which an administrative settlement or note arose pursuant which Petroecuador claims 2.5 million barrels against Repsol YPF. The Company believes that the authorities are acting outside the means established by the participation contract for the resolution of this type of conflict, attempting to avoid compliance with the binding technical decision decided at the time, and has appealed Petroecuador’s claims before the courts of law. The Supreme Court of Justice, in September 2007, ruled against Repsol YPF’s case. On February 2008, Petroecuador sent to Repsol YPF an invoice for USD 191 million (EUR 130 million) in relation to this administrative settlement. The Block 16 operations committee is contemplating international arbitration, believing that the claim is not legally correct, and in the alternative that the calculation does not comply with the participation contract. Repsol YPF’s participation in the Block 16 consortium is 35%.

Algeria

Sonatrach has brought an international arbitration proceeding concerning the integrated Gassi Touil Project seeking for the termination of its contract with Repsol YPF and Gas Natural and claiming for damages. Repsol YPF and Gas natural object to the claimed matters by Sonatrach, considering illegal the unilateral resolution of the contract brought by said company and claiming for damages caused as a consequence thereof. The arbitration Court has agreed on the terms of the eventual transfer of activities to Sonatrach, pending the economic conditions for the final decision. The assets recorded in the project Gassi Touil at 31 December 2007 amount to EUR 187 million.

Trinidad & Tobago

The company Atlantic LNG 2/3 Company of Trinidad & Tobago Unlimited has ceased the arbitration proceeding initiated against Repsol YPF, S.A.

Spain

-	Asphalts markets: Certain companies of the Repsol YPF Group have disputed before the First Instance Court, pursuant to section 81 of the EU Treaty a decision of the European Commission concerning an alleged cartel in the asphalts market. The amount of the proceedings is estimated in approximately EUR 80 million.

-	Paraffins: The European Commission is following sanction proceedings against several companies of the group Repsol YPF for agreements and agreed practices in the paraffins market. A plea of charges was entered and proceedings held on December 2007.

The Repsol YPF Group has other contingent liabilities related to environmental obligations linked to its everyday activity (see Note 39).

The Company’s Directors consider that the recorded provisions adequately cover the risks arising from the contingencies described above.

(38)	DERIVATIVES TRANSACTIONS

In 2007 the Repsol YPF Group arranged derivatives transactions to hedge the following situations:

1.	Fair value hedges of assets and liabilities

2.	Cash flow hedges

3.	Hedges of net investments in foreign operations

In addition, the Repsol YPF Group performed other transactions with derivative instruments in 2007 and 2006 that do not qualify as accounting hedges.

The effect in the balance of derivative instruments is detailed at 31 December 2007 and 2006:

Million of Euros
31 December 2007
Clasification	Non-Current Asset	Current Asset	Non-Current Liability	Current Liability(1)	Fair Value
1. Hedge derivative instruments	700	52	(12)	(24)	716
1.1 Fair value:	9	51	—	—	60
-commodities prices	—	49	—	—	49
-exchange rate	—	2	—	—	2
-interest rate	9	—	—	—	9

1.2 Cash flow	14	1	(12)	(10)	(7)
-commodities prices	1	1	—	(7)	(5)
-exchange rate	—	—	—	(3)	(3)
-interest rate	13	—	(12)	—	1

1.3 Net Investment (2)	677	—	—	(14)	663

Other derivative instruments	—	5	(170)	(11)	(176)

TOTAL	700	57	(182)	(35)	540

(1)	Includes liabilities for market valuation from financial transaction amounting to EUR 18 million and EUR 17 million for business transactions.

(2)	Non-current assets include a cross currency interest rate swaps valuation on the exchange rate amounts at 31 December 2007 of EUR 812 million, while the valuation relating to the interest rate is negative by EUR 135 million.

Millions of euros
31 December 2006
Classification	Non-current Assets	Current Assets	Non-current Liabilities	Current Liabilities(1)	Fair Value
1. Hedge derivatives instruments:	599	78	(268)	(16)	393

1.1 Fair Value:	62	78	(21)	—	119
-Commodities prices	36	78	—	—	114
-Exchange rate	—	—	(21)	—	(21)
- Interest rate	26	—	—	—	26

1.2 Cash flows:	6	—	(247)	(8)	(249)
-Commodities prices	—	—	—	(6)	(6)
-Exchange rate	—	—	(5)	—	(5)
-Interest rate	6	—	(242)	(2)	(238)

1.3 Net Investment (2)	531	—	—	(8)	523

2. Other derivative instruments	—	14	—	(5)	9

TOTAL	599	92	(268)	(21)	402

(1)	Includes liabilities for market valuation of derivates for commercial transactions amounting to EUR 11 million and EUR 10 million for financial operations.

(2)	Non-current assets include cross currency interest rate swaps whose valuation of the exchange rate part of which amounts to EUR 479 million as at 31 December 2006, while the valuation corresponding to the interest rate part amounts to EUR 52 million.

38.1)	Fair value hedges of assets and liabilities

These are hedges of the exposure to changes in the fair value of an asset or a liability recognised for accounting purposes, an unrecognised firm commitment or an identified portion of the aforementioned asset, liability or firm commitment that can be attributed to a particular risk and might affect the profit for the period. The most significant transactions are detailed below:

Swaps on crude oil prices

Through its holding in YPF, S.A., Repsol YPF has arranged a swap contract on crude oil prices in order to hedge fluctuations in the current value of deliveries under a forward sale agreement. By virtue of this swap, the Company will receive floating market prices and pay fixed prices. At 31 December 2007 and 2006, the contract hedged approximately 1 and 3 million barrels of crude oil.

This swap is defined as a fair value hedge related to the price of a barrel of crude oil. At 31 December 2007 and 2006, the fair value of these hedging instruments was EUR 49 million and EUR 114 million, respectively (recognised as an asset) and they mature in the period from 2007 to 2008.

The change in the fair value of this hedge instruments net of the changes in the fair value of the hedged item has a null impact in the consolidated statements of income in 2007 and 2006, due to the absence of ineffectiveness.

Interest rate options

In May 2001 REPSOL YPT arranged a zero-cost interest rate swap option on a notional amount of EUR 1,000 million, tied to the preference shares issued on that date (see Note 18).

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

By these purchase and sale transactions on interest options, the total sum of the EUR 2,000 million corresponding to the issue of preference shares at December 2001, EUR 1,000 million have been at a floating rate of 3 months EURIBOR, for the period from 30 September 2002 and 31 December 2011.

At 31 December 2007 and 2006, the fair value of these purchase and sale transaction of interest rate options have been of EUR 9 million and EUR 26 million respectively, recorded in the assets of the consolidated balance sheet attached.

The effect on the income statement concerning the hedging instrument, as well as the hedge item, has amounted to EUR 17 million and EUR 74 million in 2007 and 2006 respectively, recorded with a null impact under the heading “Financial Costs” due to the absence of ineffectiveness.

Cross-currency IRS

At 31 December 2007 and 2006 Repsol YPF through its stake in Gas Natural, has trading transactions of mixed currency and interest swaps to cover the fair value in the financial transactions traded The detail of said transactions at 31 December 2007 and 2006, is the following:

	Maturity							Fair Value
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
	(Million of Euros)
Floating to Fixed
Contract amount/notional (MXN)	308	—	—	—	—	—	308	2
Average rate payable (EUR)	8%	—	—	—	—	—
Average rate receivable (EUR)	Euribor+20.5pb	—	—	—	—	—

	Maturity							Fair Value
31 December 2006	2007	2008	2009	2010	2011	Subsequent years	Total
	(Million of Euros)
Floating to Floating
Contract amount/notional (BRL)	6	25	—	—	—	—	31	(6)
Average rate payable (BRL)	103%	103%	—	—	—	—
Average rate receivable (USD)	CDI Libor + 2.65%	CDI Libor + 2.65%	—	—	—	—
Floating to Fixed
Contract amount/notional (BRL)	23	19	18	—	—	—	61	(14)
Average rate payable (BRL)	113%	113%	112%	129%	129%	—
Average rate receivable (USD)	US+6.94%	US+7.48%	US+7.61%	US+10.59%	US+10.59%	—
Contract amount/notional (BRL)	5	3	—	—	—	—	8	(1)
Average rate payable (BRL)	CDI+1.70%	CDI+1.70%	—	—	—	—
Average rate receivable (USD)	US+6.29%	US+6.00%	—	—	—	—

The effect recorded in the consolidated income statement concerning these cross currency interest rate swaps in the periods 2007 and 2006 has amounted to EUR 6 million and EUR 9 million, respectively, recorded with a null impact under the heading “Financial Costs” due to the absence of ineffectiveness.

38.2)	Cash flow hedges

These are hedges of the exposure to variability in cash flows that: i) is attributed to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecasted transaction; and ii) could affect profit or loss. The detail of the most significant transactions is as follows:

Raw material price hedging transactions

At 31 December 2007 Repsol YPF, through its stake in Gas Natural, had traded some hedging instruments on the prices of natural gas and electricity: (i) USD-denominated swaps for a nominal amount of USD 27 million, and at a negative net fair value of EUR 2 million, and (ii) EURO-denominated swaps for a net face value of EUR 45 million and with a negative net fair value of EUR 3 million.

At 31 December 2006, Repsol YPF, through its investment in Gas Natural, had arranged the following natural gas price hedging transactions: (i) USD-denominated swaps for a nominal amount of EUR 12 million, with a negative fair value of EUR 5 million; and (ii) EURO-denominated swaps amounting to EUR 20 million, with a negative fair value of EUR 1 million.

Interest rate transactions

i.	Interest rate swaps

At 31 December 2007 and 2006, the Repsol YPF Group held the following interest rate swaps as hedges:

	Maturity							Fair Value
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
	(Millions of Euros)
Floating to Fixed
Contract amount/notional (EUR)	0.30847	—	1	185	2	5	194	7
Average rate payable	3.32%	3.32%	3.32%	3.40%	3.07%	3.25%
Average rate receivable	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m
Contract amount/notional (MXN)	308	—	—	—	—	—	308	—
Average rate payable	9.99%	—	—	—	—	—
Average rate receivable	TIIE 28 days	—	—	—	—	—

Contract amount/notional (USD)	4	4	16	4	4	23	55	(4)
Average rate payable	6.38%	6.38%	6.38%	6.38%	6.38%	6.38%
Average rate receivable	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m

Contract amount/notional (USD)	—	—	—	—	—	397	397	(8)
Average rate payable	—	—	—	—	—	5.27%
Average rate receivable	—	—	—	—	—	Libor 3m

Contract amount/notional (EUR)	—	—	—	—	750	—	750	5
Average rate payable	—	—	—	—	4.23%	—
Average rate receivable	—	—	—	—	Euribor 3m	—

	Maturity							Fair Value
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
	(Millions of Euros)

Contract amount/notional (EUR)	—	62	—	—	—	—	62	1
Average rate payable	—	3.67%	—	—	—	—	—	—
Average rate receivable	—	Euribor 3m	—	—	—	—	—	—

Contract amount/notional (ARS)	35	—	—	—	—	—	35	—
Average rate payable	11.40%	—	—	—	—	—	—	—
Average rate receivable	CER	—	—	—	—	—	—	—

	Maturity							Fair Value
31 December 2006	2007	2008	2009	2010	2011	Subsequent years	Total
	(Million of Euros)
Floating to floating
Contract amount/notional (EUR)	37	—	—	—	—	—	37	1
Average rate payable	Euribor 6m-0.10%	—	—	—	—	—
Average rate receivable	Euribor 6m+0.375	—	—	—	—	—

Floating to fixed
Contract amount/notional (MXN)	617	308	—	—	—	—	925	(1)
Average rate payable	7.75	9.99%	—	—	—	—
Average rate receivable	TIIE 28 days	TIIE 28 days	—	—	—	—

Contract amount/notional (EUR)	39	—	—	—	—	—	39	(2)

Average rate payable	5.87%	—	—	—	—	—
Average rate receivable	Euribor 6m+0.42bp	—	—	—	—	—

Contract amount/notional (EUR)	—	—	—	—	—	674	674	(237)
Average rate payable	—	—	—	—		6.75%
Average rate receivable	—	—	—	—		Euribor 3m

Contract amount/notional (USD)	3	4	4	16	4	27	58	(3)
Average rate payable	6.38%	6.38%	6.38%	6.38%	6.38%	6.38%
Average rate receivable	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m

Contract amount/notional (EUR)	1	1	1	1	185	4	193	5
Average rate payable	3.83%	3.21%	3.21%	3.21%	3.40%	3.24%
Average rate receivable	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m

Contract amount/notional (EUR)	—	—	62	—	—	—	62	—
Average rate payable	—	—	3.67%	—	—	—
Average rate receivable	—	—	Euribor 3m	—	—	—

Contract amount/notional (ARS)	—	35	—	—	—	—	35	(1)
Average rate payable	—	11.40%	—	—	—	—
Average rate receivable	—	CER	—	—	—	—

ii.	Interest rate options

At 31 December 2007 and 2006, Repsol YPF, through its investment in Gas Natural, had arranged interest rate options. The detail of these hedging transactions is as follows:

	Maturity							Fair Value
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
	(Millions of Euros)
1.)Collar
Contract amount/notional (EUR)	1.54	4.63	1.54	0.93	1.85	3.08	13.57	—
Cap call option
Average rate payable	5.01%	5.18%	4.72%	4.93%	4.68%	5.01%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor
Floor put option
Average rate payable	3.11%	3.41%	2.81%	2.85%	2.65%	2.91%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor

2.)Barrier Collar
Contract amount/notional (EUR)	0.31	—	—	—	0.93	—	1.24	—
Cap call option
Average rate payable	4.74%	—	—	—	4.74%	—
Average rate receivable	Euribor	—	—	—	Euribor	—
Floor put option
Average rate payable	4.74%	—	—	—	4.74%	—
Average rate receivable	Euribor	—	—	—	Euribor	—

	Maturity							Fair Value
31 December 2006	2007	2008	2009	2010	2011	Subsequent years	Total
	(Millions of Euros)
1.) Collar
Contract amount/notional (EUR)	2	2	5	2	1	4	14	—
Cap call option
Average rate payable	5.01%	5.01%	5.18%	4.72%	4.93%	4.99%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor
Floor put option
Average rate payable	3.11%	3.11%	3.41%	2.81%	2.85%	2.90%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor

2.) Barrier Collar
Contract amount/notional (EUR)	—	0.31	—	—	—	1	1	—
Cap call option
Average rate payable	—	4.74%	—	—	—	4.74%
Average rate receivable	—	Euribor	—	—	—	Euribor
Floor put option
Average rate payable	—	4.74%	—	—	—	4.74%
Average rate receivable	—	Euribor	—	—	—	Euribor

Foreign exchange rate transactions

•	Forward contracts

At 31 December 2007 and 2006, Repsol YPF, through its investment in Bahía de Bizkaia Electricidad, S.L. and Gas Natural, had arranged forward cash flow hedging transactions to hedge its exposure to foreign exchange risk. The detail of these contracts is as follows:

	Maturity							Fair Value(1)
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
	(Million of Euros)
USD/Euro(2)
Contract amount (USD)	199	3	3	3	3	8	219	(3)
Contract average exchange rate	1.48	1.27	1.28	1.29	1.30	1.32

	Maturity							Fair Value
31 December 2006	2007	2008	2009	2010	2011	Subsequent years	Total
	(Million of Euros)
USD/Euro(2)
Contract amount (USD)	350	3	3	3	3	11	373	(5)
Contract average exchange rate	1.30	1.26	1.27	1.28	1.29	1.31

(1)	In equivalent million euros

(2)	In first-currency millions. Repsol YPF buys the first-currency mentioned and sells the second currency.

•	Cross-currency IRS

At 31 December 2007 and 2006, Repsol YPF, through its investment in Gas Natural, had arranged cross-currency IRS transactions. The detail of these hedging transactions is as follows:

	Maturity							Fair Value
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
	(Million of Euros)
Floating to Fixed
Contract amount (USD)	—	18	—	—	—	—	18	—
Average rate payable (ARS)	—	14.30%	—	—	—	—
Average rate receivable (ARS)	—	Libor 6m	—	—	—	—

	Maturity							Fair Value
31 December 2006	2007	2008	2009	2010	2011	Subsequent years	Total
	(Million of Euros)
Floating to Fixed
Contract amount (USD)	—	—	18	—	—	—	18	—
Average rate payable (ARS)	—	—	14.30%	—	—	—
Average rate receivable (ARS)	—	—	Libor 6m	—	—	—

In 2007 net expense by an amount of EUR 20 million has been recorded in the “fair value adjustment reserve” due to the valuation of the financial instruments assigned as cash flow hedges described previously at fair value. In addition this reserve has been charged to expenses in the consolidated income statement for an amount of 23 million euros for the same period.

In 2006 a net income of EUR 54 million was registered in the “Fair value revaluation reserve” due to the valuation of the financial instruments assigned as cash flow hedges described previously at fair value. In addition, this reserve was charged to expenses in the consolidated income statement for an amount of EUR 22 million for the same period.

38.3)	Hedges of net investment in foreign operation

These are hedges of the foreign currency exposure relating to the Group’s interest in the net assets of the foreign operations.

Repsol YPF arranges forward foreign currency purchase and sale contracts as part of its overall strategy to manage its exposure to foreign exchange risk on investments.

The detail of the most significant transactions with financial derivatives in force at 31 December 2007 and 2006 is as follows:

a)	Forward contracts

The nominal value, maturity and fair value of these financial instruments recognised as a liability on the balance sheet at 31 December 2007 and 2006, were as follows:

	Maturity							Fair Value(1)
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
Eur/USD(2)
Contract amount (EUR)	179	—	—	—	—	—	179	(14)
Contract average exchange rate	1.59	—	—	—	—	—

	Maturity							Fair Value(1)
31 December 2006	2007	2008	2009	2010	2011	Subsequent years	Total
Eur/USD(2)
Contract amount (EUR)	1,034	—	—	—	—	—	1,034	(8)
Contract average exchange rate	1.32	—	—	—	—	—

(1)	In equivalent million of Euros
(2)	In first-currency millions. Repsol YPF buys the first-currency mentioned and sells the second currency.

b)	Cross-currency IRS

The nominal value, maturity and fair value of these financial instruments recognised as an asset on the balance sheet at 31 December 2007 and 2006, were as follows:

	Maturity							Fair Value
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
	(Million of Euros)
Floating to Fixed
Contract amount/notional (Eur)	—	—	1,175	—	750	2,200	4,125	677
Average rate payable (Usd)	—	—	7.16%	—	4.97%	5.26%
Average rate receivable (Eur)	—	—	6.00%	—	4.22%	4.52%

	Maturity							Fair Value
31 December 2006	2007	2008	2009	2010	2011	Subsequent years	Total
	(Million of Euros)
Floating to Fixed
Contract amount/notional (Eur)	—	—	—	1,175	—	1,000	2,175	540
Average rate payable (Usd)	—	—	—	7.16%	—	5.22%
Average rate receivable (Eur)	—	—	—	6.00%	—	4.63%

38.4)	Other derivatives transactions

Repsol YPF has also arranged certain derivatives to manage its exposure to interest rate risk, foreign exchange risk and price risk that do not qualify for hedge accounting. The detail of the most significant transactions is as follows:

a)	Natural gas price transactions

At 31 December 2005, Empresa Petrolera Andina, S.A. and Petróleo Brasileiro, S.A. (Petrobras) had executed a contract to establish a protection mechanism against fluctuations in the price of the gas relating to a long-term gas sale contract. This contract was terminated in 2006 and gains of EUR 298 million arising from the settlement thereof were recognised.

b)	Interest rate swap

During 2007 hedging relation for two interest rate swaps for a notional amount EUR 674 million designated as cash flows hedge for the issue of preference shares has been discontinued as these lack efficiency.

The recorded accumulated loss under the heading “fair value adjustment reserve” at 31 December 2007 and 2006 amounts to EUR 47 million and EUR 51 million, respectively and shall be depreciated along the life of the preference shares these were hedging until 31 December 2006. The amount of the “fair revaluation reserve” has been transferred to results in the period 2007 for this matter amounts to an expense of EUR 4 million. These transactions had a negative fair value at 31 December 2007 and 2006 of EUR 170 million and EUR 237 million, respectively.

c)	Other forward contracts

Repsol YPF has entered into other forward contracts as part of its overall strategy to manage its exposure to foreign exchange risk. The nominal value, maturity and fair value of these financial instruments recognised on the asset side of the balance sheet at 31 December 2007 and 2006 were as follows:

	Maturity							Fair Value(1)
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
EUR/USD(2)
Contract amount (EUR)	625	—	—	—	—	—	625	2
Contract average exchange rate	1.47	—	—	—	—	—

USD/EUR(2)
Contract amount (USD)	213	—	—	—	—	—	213	(3)
Contract average exchange rate	1.44	—	—	—	—	—

EUR/BRL(2)
Contract amount (BRL)	11	—	—	—	—	—	11	—
Contract average exchange rate	3.00	—	—	—	—	—

	Maturity							Fair Value(1)
31 December 2006	2007	2008	2009	2010	2011	Subsequent years	Total
USD/EUR(2)
Contract amount	222	—	—	—	—	—	222	1
ontract average exchange rate	1.3	—	—	—	—	—

EUR/USD(2)
Contract amount	1,765	—	—	—	—	—	1,765	3
Contract average exchange rate	1.32	—	—	—	—	—

GBP/USD(2)
Contract amount	0.9	—	—	—	—	—	0.9	—
Contract average exchange rate	1.96	—	—	—	—	—

(1)	In equivalent Million of Euros.

(2)	In first-currency millions. Repsol YPF buys the first-currency mentioned and sells the second currency.

d)	Futures contracts on commodities

The risk associated with future physical crude oil and other oil product purchase or sale transactions is hedged through the arrangement of derivative instruments, basically futures and swaps.

At 31 December 2007 and 2006, the open positions were as follows:

At 31 December 2007	Thousands of barrels except(*)	Maturity
		2008	2009	2010	2011	2012	Subsequent years	Total	Fair Value
									(Million of Euros)
Purchase contracts
WTI	422	422	—	—	—	—	—	422	2
NYMEX HHO	37	37	—	—	—	—	—	37	—
IPE GO(*)	32	32	—	—	—	—	—	32	—
RBOB	186	186	—	—	—	—	—	186	1

Sale contracts
WTI	441	441	—	—	—	—	—	441	(2)
IPE GO(*)	47	47	—	—	—	—	—	47	(1)
RBOB	258	258	—	—	—	—	—	258	(1)

Swaps
WTI	3,605	3,605	—	—	—	—	—	3,605	(10)
Brent	5,695	5,695	—	—	—	—	—	5,695	4
GO(*)	6	6	—	—	—	—	—	6	—
Propano(*)	8	8	—	—	—	—	—	8	—
Premium Unleaded(*)	3	3	—	—	—	—	—	3	—
Fuel Oil(*)	112	—	22	23	22	23	22	112	—
Nafta(*)	79	79	—	—	—	—	—	79	2

(*)	In thousands of tonnes.

At 31 December, 2006	Thousands of barrels except(*)	Maturity							Fair value
		2007	2008	2009	2010	2011	Subsequent years	Total
									Million of Euros
Purchase contracts
WTI	653	653	—	—	—	—	—	653	(1)
IPE GO(*)	17	17	—	—	—	—	—	17	—
RBOB	375	375	—	—	—	—	—	375	—

Sale contracts
WTI	2,927	2,927	—	—	—	—	—	2,927	2
Brent	234	234	—	—	—	—	—	234	—
NYMEX HHO	189	189	—	—	—	—	—	189	1
IPE GO(*)	73	73	—	—	—	—	—	73	1
RBOB	253	253	—	—	—	—	—	253	—

Swaps
WTI	2,735	2,735	—	—	—	—	—	2,735	2
Brent	6,756	6,756	—	—	—	—	—	6,756	2
HHO(*)	41	41	—	—	—	—	—	41	1
GO(*)	36	36	—	—	—	—	—	36	—
Jet(*)	10	10	—	—	—	—	—	10	1
Fuel Oil(*)	4	4	—	—	—	—	—	4	—
Nafta(*)	144	144	—	—	—	—	—	144	(4)

(*)	In thousands of tonnes.

In the periods 2007 and 2006 an expense of EUR 50 million and EUR 46 million, respectively, have been recorded in the income statement, corresponding to the market valuation of the live transactions at 31 December 2007 and 2006 described in the previous tables, as well as for the settlements made during the period in these transactions with product derivatives.

(39)	ENVIRONMENTAL INFORMATION

The Repsol YPF Environmental Management System includes a methodology for identifying relevant matters to enable the Company to prepare the annual environmental budget that forms part of the Group’s general strategic planning. They include the measures required to respond to new legislative requirements, Repsol YPF’s strategic focus, plans for corrective measures arising from environmental audits performed, etc., together with the investments and expenses required to implement all these measures, which will be addressed in the Company’s general budget.

The criteria used to measure environmental costs are established in the “Repsol YPF Environmental Costs Guide”, which adapts the American Petroleum Institute guidelines to the Group’s operations and technical approach. It is important to note in this regard that the traditional “bottom-line” solutions for reducing environmental impact are gradually giving way to preventive measures built into processes right from the time the facilities are designed. This sometimes requires the identification of environmental assets through a system of coefficients applied to investment projects and the related property, plant and equipment, per the guidelines expressed in the aforementioned Guide.

39.1)	Environmental assets

At 31 December 2007, the breakdown of the cost of the environmental assets identified and the related accumulated depreciation is as follows:

	Millions of Euros
	Cost	Accumulated Depreciation	Net
Atmospheric emissions	361	(185)	176
Water	591	(344)	247
Product quality	1,302	(546)	756
Soil	144	(26)	118
Energy saving and efficiency	169	(118)	51
Waste	27	(9)	18
Other(*)	547	(296)	251

	3,141	(1,524)	1,617

The cost includes EUR 290 million relating to property, plant and equipment in the course of construction.

As in prior years the main environmental investments made in 2007 include those required to reach the environmental quality of the oil products demanded by new Spanish and Argentine regulations amounting to EUR 43 million. Outstanding projects in this area include the continuation of the project to improve the quality of gasoline and gas oils in the refinery of Cartagena (Spain), with an environmental investment of EUR 7.6 million.

Significant investments aimed at the control, reduction and/or avoidance of pollutant emissions, including those for the weather protection, the water means, and the subterranean waters were also made. Among them, we highlight the continuance of the construction works of the treatment plant of sosas used in refinery, and the development of the plant OHP (oxidation per Hydro peroxide) for the treatment of effluents in the petrochemical plant, both in Tarragona (Spain) with an investment of EUR 7 million and EUR 9 million in 2007 and 2006, respectively.

39.2)	Environmental provisions

Repsol YPF recognises the provisions required to cover the measures aimed at preventing and repairing environmental impact. These provisions are estimated on the basis of technical and economic criteria and are classified under “Other Provisions”.

The changes in the environmental provisions in 2007 were as follows:

Millions of Euros
Balance at 1 January 2007	257
Period provisions charged to income	90
Provisions released with a credit to income	(6)
Payment	(62)
Reversals and other	(101)

Balance at 31 December 2007	178

Additionally, Repsol YPF’s Environmental Cost Guide classifies as environmental provisions 75% of the amounts recognised under the caption “Provision for Field Dismantling Costs”, totalling EUR 698 million at 31 December 2007 (see Note 20).

The balance of the environmental provisions at 31 December 2007, included most notably approximately EUR 73 million to cover the environmental risks relating to the operations carried out in the past by the former chemicals subsidiary of Maxus Energy Corporation, Diamond Shamrock Chemicals Company, prior to its sale in 1986 to Occidental Petroleum Corporation (see Note 37).

The corporate insurance policies cover third-party liability for pollution caused by accidental and sudden events, in keeping with standard practice in the industry.

39.3)	Environmental expenses

In 2007 environmental expenses amounted to EUR 128 million and were classified as “Materials Used” and “Other Expenses”.

This amount includes measures taken in connection with atmospheric protection, soil and underground water remediation, waste management and water management, amounting to EUR 36 million, EUR 29 million, EUR 28 million and EUR 19 million, respectively.

39.4)	Future projects

Some of the most important issues that might affect Repsol YPF’s operations and investments in the future are climate change and renewable energies, Law 26093 in Argentina, Resolution SE 785/2005 in Argentina, the change in Directive 96/61/EC on Integrated Pollution Prevention and Control (IPPC), together with Law 26/2007 on environmental liability and the new regulations that will further develop this Law and Law 34/2007 on air quality recently approved in Spain.

In the area of climate change, noteworthy in 2008 was the publication of National Assignment Plans (NAPs) for 2008-2012 which have been approved by the European Commission. The definitive 2008-2012 allocation for the Repsol YPF centres included in the European emissions allowance trading scheme pursuant to Directive 87/2003 have been approved through Royal Decree 1030/2007 for the centres in Spain and through Dispatch 2836/2008 for the centres located in Portugal.

Additionally, in January 2008 the European Commission presented a plan covering Climate Change and Renewable Energies in which three principal objectives are established for 2020: a reduction in CO2 emissions by 20% compared to those of 1990, achieving a share of production for renewable energies of 20%, with a minimum 10% of bio fuel in transport fuels and to improve energy efficiency by 20%. This plan requires the revision of some directives and the proposal of some new ones.

-	The revision of the European Market Directive on Emissions which modifies the scope and operation of the system from 2013 onwards. The principal items of note are the establishment of a single assignment plan at a European level for the period 2013-2020 with a total quantity of rights equivalent to a reduction of 21% compared to 2005, the inclusion of the petrochemical sector and the gradual substitution of the free assignments by auction of rights until 100% is reached in 2020.

-	The proposal of a Directive on the Capture and Confinement (CAC) of CO2 which contemplates the incorporation of these projects into the emission trading system.

-	The proposal of a Directive on the development of renewable energies that will establish for 2010, among other points, requirements related to the percentages of bio fuels as a part of the total consumption of fuels, the quality of these, a reduction of the greenhouse gas effect along with verification of the sustainability and follow-up actions.

In 2006 was approved in Argentina of Law 26093 which envisages the inclusion of biofuels in petrol and diesel. Compliance with this legislation will be mandatory from the fourth year after its entry into force and the law will give rise to investments aimed at obtaining biofuels, their inclusion in oil derivatives and their logistical distribution. Since mid-2007 the Group sells so called dieselbio (a mixture of diesel and bio fuels) in a growing number of gas stations. The proportion of bio fuel, which is currently 1%, will be increased to enable compliance with the requirement of 5% established by this law.

Also in Argentina, Resolution SE 785/2005 on the control of aerial oil and gas storage tanks began to be implemented at the end of 2006. This resolution establishes the obligation of carrying out various audits to check essentially the sealing of the tanks, the possible pollution arising therefrom and obligations relating to repairs and remediation of the locations that have been polluted.

The obligations of the European Union Regulation 166/2006 which modified the Directive on Integrated Prevention Pollution Control (IPPC) were extended in Spain through Royal Decree 508/2007. The regulation establishes new requirements for reporting polluting substances in air, soil and residues transferred from the information for 2007 onwards. All of these must be communicated through the Pollutant Release and Transfer Register which substitutes the European Pollutant Emission Register.

At the same time, the European Commission presented, at the end of 2007, a proposal to revise the IPPC Directive which expands the scope to other polluting activities, such as the installation of medium sized combustion plants (between 20 and 50MW), redefines the concept of Best Available Technologies (BAT) and establishes stricter emission limit values, especially for major combustion plants.

In Spain, in October 2007 was enacted the Law 26/2007, transposing the Directive 35/2004 relating to environmental responsibility. Nowadays it has been working on the Regulations thereof for the development of the dispositions in Chapter IV about financial guarantees and the establishment of a method for the calculation of the definition of damages.

Also in Spain, in November 2007 was enacted the Law 34/2007 relating to the quality of air, setting up more restricted limits for emissions to the air.

The Repsol YPF Group, as an oil company that receives continual oil and gas supplies by sea, contributes to the International Oil Pollution Compensation Funds (IOPC Funds). Repsol YPF recognises these contributions on the date they are billed by the IOPC Funds.

(40)	FEES PAID TO THE AUDITORS

The fees earned by the auditors and their organisation for the audit services provided to Repsol YPF, S.A. and the Group companies in 2007 amounted to EUR 7.2 million. Also, the fees earned by the auditors and their organization for audit-related services and other services amounted to EUR 0.9 million and EUR 0.1 million, respectively.

The sum of these amounts does not represent more than 10% of the total volume of business of the auditors and their organisation.

(41)	SUBSEQUENT EVENTS

On February 2008, Repsol YPF sold to the Petersen Group a 14.9% of the Group’s stake in YPF’s capital stock for USD 2,235 million, providing a vendors loan to Petersen Group of USD 1,015 million.

Additionally, for a period of four years, the Petersen Group has a call option over an additional percentage of 10.1% of YPF’s share capital.

On April 30, 2008, Repsol YPF and YPFB signed a share transfer agreement, for the transfer to YPFB of a 1.08% of Empresa Petrolera Andina, S.A. (Andina) capital stock and on May 5, 2008, such transfer became effective by the granting of a public deed. As of the date of this annual report, the Andina shareholders agreement by and between Repsol YPF and YPFB has not been signed and therefore, we cannot predict the effect that these facts will have on our consolidated financial statements.

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

Balance Sheets at 31 December 2007 and 2006

As of 31 December 2007	Millions of Euros
	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustmens	Total
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	670	—	21,031	1,975	23,676
Investment property	—	—	34	—	34
Goodwill	—	—	533	2,775	3,308
Other intangible assets	46	—	971	1	1,018
Available-for-sale financial assets	—	—	80	—	80
Investment accounted for usign the equity method	15,650	587	8,538	(24,237)	537
Financial assets	704	4,837	5,069	(8,662)	1,948
Deferred tax assets	1,794	4	1,225	(2,003)	1,020

	18,864	5,428	37,481	(30,151)	31,621
CURRENT ASSETS
Inventories	13	—	4,695	(33)	4,675
Trade and other receivables	863	(4)	12,387	(5,486)	7,760
Income tax receivable	135	6	116	—	257
Liquid financial assets
Current financial assets	3,850	926	11,374	(15,884)	266
Cash and cash equivalent	1	64	2,523	(3)	2,585

	4,862	992	31,095	(21,406)	15,543

TOTAL ASSETS	23,726	6,420	68,576	(51,557)	47,164

SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Equity attributable to shareholders	18,511	1,307	20,439	(21,745)	18,511
Minority interests	—	—	111	540	651

	18,511	1,307	20,550	(21,205)	19,162
NON-CURRENT LIABILITIES
Preference shares	—	—	3,418	—	3,418
Non current bank borrowings and other financial liabilities	3,174	4,564	7,873	(8,964)	6,647
Deferred tax liabilities	187	—	2,524	(238)	2,473
Non-current provisions for contingencies and expenses	79	—	2,560	(74)	2,565
Other non-current liabilities	217	2	1,441	(116)	1,544

	3,657	4,566	17,816	(9,392)	16,647
CURRENT LIABILITIES
Current bank borrowings and other financial liabilities	284	508	16,167	(15,458)	1,501
Trade and other payables	1,053	—	13,278	(5,493)	8,838
Income tax payable	216	39	475	—	730
Current provisions for contingencies and expenses	5	—	290	(9)	286

	1,558	547	30,210	(20,960)	11,355

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	23,726	6,420	68,576	(51,557)	47,164

	Millions of Euros
2006	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	625	—	21,302	1,548	23,475
Investment Property	—	—	34	—	34
Goodwill	—	—	1,103	2,319	3,422
Other intangible assets	29	—	1,042	85	1,156
Available-for-sale financial assets	—	—	249	—	249
Investments accounted for using the equity method	16,519	358	1,307	(17,663)	521
Financial assets	542	3,751	1,395	(4,170)	1,518
Deferred tax assets	1,588	6	1,044	(1,725)	913

	19,303	4,115	27,476	(19,606)	31,288
CURRENT ASSETS
Inventories	16	—	3,889	(31)	3,874
Trade and other receivables	540	13	8,696	(2,436)	6,813
Income tax receivable	254	—	127	1	382
Liquid financial assets
Current financial assets	1,333	1,088	5,431	(7,565)	287
Cash and cash equivalents	1,257	135	934	231	2,557

	3,400	1,236	19,077	(9,800)	13,913

TOTAL ASSETS	22,703	5,351	46,553	(29,406)	45,201

SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Equity attributable to shareholders of the Parent	17,433	1,253	14,323	(15,576)	17,433
Minority interests	—	—	425	184	609

	17,433	1,253	14,748	(15,392)	18,042
NON-CURRENT LIABILITIES
Preference shares	—	—	3,445	—	3,445
Non-current bank borrowings and other financial liabilities	3,364	3,392	2,111	(1,829)	7,038
Deferred tax liabilities	294	—	1,954	459	2,707
Non-current provisions for contingencies and expenses	210	—	2,542	(92)	2,660
Other non-current liabilities	50	2	1,650	(468)	1,234

	3,918	3,394	11,702	(1,930)	17,084
CURRENT LIABILITIES
Current bank borrowings and other financial liabilities	540	640	9,966	(9,590)	1,556
Trade and other payables	666	41	9,375	(2,492)	7,590
Income tax payable	142	23	469	(2)	632
Current provisions for contingencies and expenses	4	—	293	—	297

	1,352	704	20,103	(12,084)	10,075

TOTAL EQUITY AND LIABILITIES	22,703	5,351	46,553	(29,406)	45,201

Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

2007	Millions of Euros
	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total
REVENUE
Sales	—	—	84,267	(32,169)	52,098
Other	1,529	—	3,922	(1,626)	3,825

	1,529	—	88,189	(33,795	55,923
EXPENSES
Material used	(279)	—	(68,155)	32,140	(36,294)
Staff cost	(228)	—	(1,645)	17	(1,855)
Depreciation and amortisation charge	(44)	—	(2,786)	(311)	(3,141)
Other expenses	(414)	(1)	(10,346)	1,936	(8,825)

	(964)	(1)	(82,932)	33,782	(50,115)
PROFIT FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS	565	(1)	5,257	(13)	5,808
FINANCE COSTS	(76)	67	874	(1,089)	(224)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	489	66	6,131	(1,102)	5,584
Income tax	322	(17)	(2,335)	(308)	(2,338)
Share of result of companies accounted for using the equity method	2,377	188	67	(2,523)	109

PROFIT FOR THE YEAR	3,188	237	3,863	(3,933)	3,355

Profit attributable to Minority interest	—	—	(30)	(137)	(167)

Profit attributable to the Parent	3,188	237	3,833	(4,070)	3,188

	Millions of Euros
2006	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
REVENUE
Sales	—	—	73,944	(22,589)	51,355
Other income	917	—	3,652	(844)	3,725

	917	—	77,596	(23,433)	55,080
EXPENSES
Materials used	(296)	—	(55,266)	20,445	(35,117)
Staff costs	(202)	—	(1,476)	4	(1,674)
Depreciation and amortisation charge	(53)	—	(2,726)	(315)	(3,094)
Other expenses	(365)	(1)	(11,936)	3,018	(9,284)

	(916)	(1)	(71,404)	23,152	(49,169)
PROFIT FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS	1	(1)	6,192	(281)	5,911
FINANCE COSTS	(139)	57	(264)	(136)	(482)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	(138)	56	5,928	(417)	5,429
Income tax	276	(15)	(2,414)	(67)	(2,220)
Share of results of companies accounted for using the equity method	2,986	252	54	(3,153)	139

PROFIT FOR THE YEAR	3,124	293	3,568	(3,637)	3,348
Profit attributable to minority interest	—	—	(172)	(52)	(224)

Profit attributable to the Parent	3,124	293	3,396	(3,689)	3,124

	Millions of Euros
	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
2005
REVENUE
Sales	—	—	68,080	(20,056)	48,024
Other income	1,337	—	3,548	(1,864)	3,021

	1,337	—	71,628	(21,920)	51,045
EXPENSES
Materials used	(469)	—	(50,804)	18,761	(32,512)
Staff costs	(201)	—	(1,335)	(6)	(1,542)
Depreciation and amortisation charge	(44)	—	(2,151)	(255)	(2,450)
Other expenses	(605)	(2)	(10,622)	2,849	(8,380)

	(1,319)	(2)	(64,912)	21,349	(44,884)
PROFIT FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS	18	(2)	6,716	(571)	6,161
FINANCE COSTS	(220)	51	(365)	(188)	(722)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	(202)	49	6,351	(759)	5,439
Income tax	(123)	(16)	(2,660)	467	(2,332)
Share of results of companies accounted for using the equity method	3,445	108	84	(3,520)	117

PROFIT FOR THE YEAR	3,120	141	3,775	(3,812)	3,224
Profit attributable to minority interest	—	—	(41)	(63)	(104)

Profit attributable to the Parent	3,120	141	3,734	(3,875)	3,120

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

2007	Millions of Euros
	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total
I Cash flows from operating activities
Profit before taxes	2,866	254	6,168	(3,762)	5,526
Adjustments for:
Minority interests	—	—	30	137	167
Shareholders of the results of companies accounted for using the equity method	(2,377)	(188)	(67)	2,523	(109)
Depreciation and amortisation charge	44	—	2,786	311	3,141
Net provisiones recognised	(1)	—	409	(31)	377
Proceeds from disposal of non-trade assets	(564)	—	(111)	6	(669)
Finance costs	76	(67)	(874)	1,089	224
Other adjustments	—	—	(84)	—	(84)

	44	(1)	8,257	273	8,573
Actual changes in working capital	(171)	181	3,209	(3,801)	(582)
Dividends received from companies accounted for using the equity method		—	179	—	179
Income taxes paid	42	(2)	(2,217)	20	(2,157)
Provisions used	(11)	—	(290)	—	(301)

	(96)	178	9,138	(3,508)	5,712
II Cash flows from investing activities
Investments	(391)	(2,816)	(10,551)	8,385	(5,373)
Disposals	1,055	1	1,518	(1,295)	1,279

	664	(2,815)	(9,033)	7,090	(4,094)
III Cash flows from financing activities
Net financial liabilities received (settled)	(344)	1,013	4,656	(5,299)	26
Net interest paid	(6)	(184)	(452)	98	(544)
Grants and other non-current liabilities settled and other	(594)	1,847	535	(1,699)	89
Dividends paid	(879)	(100)	(3,054)	3,084	(949)

	(1,824)	2,576	1,686	(3,816)	(1,378)
Cash and cash equivalents at the beginning of the year	1,257	135	934	231	2,557
Net change in cash and cash equivalents	(1,256)	(61)	1,791	(234)	240
Other changes in cash and cash equivalents
Due to inclusion of companies	—	—	12	—	12
Due to exchange rate effect	—	(10)	(214)	—	(224)
Cash and cash equivalents at the end of the year	1	64	2,523	(3)	2,585

	Millions of Euros
	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
2006
I.Cash flows from operating activities
Profit before tax	2,848	308	5,810	(3,622)	5,344
Adjustments for:
Minority interests	—	—	172	52	224
Results of companies accounted for using the equity method	(2,986)	(252)	(54)	3,153	(139)
Depreciation and amortisation charge	53	—	2,734	307	3,094
Net provisions recognised	(47)	—	1,053	(6)	1,000
Proceeds from disposal of non-trade assets	(48)	—	(227)	22	(253)
Accrued Finance costs	139	(57)	264	136	482
Other adjustments	—	(2)	(697)	—	(699)

Subtotal	(41)	(3)	9,055	42	9,053
Actual changes in working capital	149	36	(1,570)	925	(460)
Dividends received from companies accounted for using the equity method	—	—	98	38	136
Income taxes paid	194	(16)	(2,834)	420	(2,236)
Provisions used	(60)	—	(395)	—	(455)

	242	17	4,354	1,425	6,038
II.Cash flows from investing activities
Investments	(321)	(55)	(5,935)	574	(5,737)
Divestments	79	187	541	(292)	515

	(242)	132	(5,394)	282	(5,222)
III.Cash flows from financing activities
Net financial liabilities received (settled)	(1,146)	(909)	417	1,817	179
Finance costs paid	(223)	312	(116)	(569)	(596)
Grants and other non-current liabilities settled and other	2,120	425	2,042	(4,302)	285
Dividends paid	(732)	—	(1,443)	1,350	(825)

	19	(172)	900	(1,704)	(957)
Cash and cash equivalents at the beginning of the year	1,238	234	1,173	2	2,647
Net balance of cash flows (I, II, III)	19	(23)	(140)	3	(141)
Other changes in cash and cash equivalents:
Due to inclusion of companies	—	—	7	(5)	2
Due to exchange rate effect	—	(76)	(106)	231	49

Cash and cash equivalents at the end of the year	1,257	135	934	231	2,557

	Millions of Euros

2005	Repsol YPF, S.A.	RIF	Rest of companies	Consolidating Adjustments	Total
I.Cash flows from operating activities
Profit before tax	3,244	157	6,393	(4,342)	5,452
Adjustments for:
Minority interests	—	—	41	63	104
Results of companies accounted for using the equity method	3,445	(108)	(84)	3,520	(117)
Depreciation and amortisation charge	44	—	2,165	241	2,450
Net provisions recognised	—	—	83	599	682
Proceeds from disposal of non-trade assets	(9)	—	(166)	—	(175)
Accrued Finance costs	220	(51)	365	188	722
Other adjustments	137	1	288	(405)	21

Subtotal	191	(1)	9,085	(136)	9,139
Actual changes in working capital	286	—	(622)	(464)	(800)
Dividends received from companies accounted for using the equity method	—	—	(648)	733	85
Income taxes paid	(316)	(16)	(1,253)	(603)	(2,188)
Provisions used	(14)	—	(166)	—	(180)

	147	(17)	6,396	(470)	6,056
II.Cash flows from investing activities
Investments	(463)	(125)	(4,160)	1,035	(3,713)
Divestments	46	96	868	(429)	581

	(417)	(29)	(3,292)	606	(3,132)
III.Cash flows from financing activities
Net financial liabilities received (settled)	(2,079)	(1,672)	446	1,090	(2,215)
Finance costs paid	(321)	319	(500)	(54)	(556)
Grants and other non-current liabilities settled and other	2,255	1,534	(2,890)	(1,112)	(213)
Dividends paid	(610)	—	(98)	27	(681)

	(755)	181	(3,042)	(49)	(3,665)
Cash and cash equivalents at the beginning of the year	2,263	115	941	9	3,328
Net balance of cash flows (I, II, III)	(1,025)	135	62	87	(741)
Other changes in cash and cash equivalents:
Due to inclusion of companies	—	—	(16)	61	45
Due to exchange rate effect	—	(16)	186	(155)	15

Cash and cash equivalents at the end of the year	1,238	234	1,173	2	2,647

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Repsol Petróleo, S.A.	Spain	Repsol YPF, S.A.		Refining	F.C.	99.97	99.97	217.6	640.0	612.4	(492.2)	977.5
Repsol YPF Lubricantes y Especialidades, S.A.	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Production and marketing of derivative products	F.C.	100.00	100.00	5.4	(0.4)	(6.4)	—	(1.4)
Euroboxes, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Operation of workshops and other activities	E.M.	100.00	100.00	0.1	0.2	0.2	—	0.5
Repsol YPF Productos y Servicios Petrolíferos, S.A	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Airport services	F.C.	100.00	100.00	0.1	0.4	0.8	—	1.3
Repsol Eléctrica de Distribución, S.L.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A.	Distribution and supply of electric power	F.C.	100.00	100.00	0.1	1.9	1.0	—	3.0
Asfaltos Españoles, S.A.	Spain	Repsol Petróleo, S.A.		Asphalts	P.C.	50.00	50.00	8.5	9.3	2.0	—	9.9
Servicios de seguridad Mancomunados (SESEMA)	Spain	Repsol Petróleo, S.A.	Repsol Butano, S.A. y Repsol Química, S.A.	Security	F.C.	100.00	100.00	0.4	(0.2)	0.1	—	0.3
Compañía Auxiliar de Remolcadores y Buques Especiales, S.A. (CARSA)	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A./PETRONOR	Tug boats	F.C.	100.00	100.00	0.1	2.5	3.2	—	5.8
Repsol YPF Trading y Transportes, S.A. (RYTTSA)	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Trading of oil products	F.C.	100.00	100.00	0.1	57.0	(19.0)	—	38.1

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
RYTTSA Singapur	Cayman Island	Repsol YPF Trading y Transportes, S.A.		Trading of oil products	F.C.	100.00	100.00	0.1	(1.2)	(0.7)	—	(1.8)
Repsol Overzee Finance, B.V.	Netherlands	Repsol YPF, S.A.		Portfolio company	F.C.	100.00	100.00	121.1	1.0	38.2	—	160.3
Atlantic 2/3 Holdings, Llc.	Trinidad & Tobago	Repsol Overzee Finance, B.V.		Portfolio company	P.C.	25.00	25.00	94.6		74.7	(74.7)	23.6
Atlantic LNG 2/3 Company of Trinidad & Tobago(2)	Trinidad & Tobago	Atlantic 2/3 Holdings, Llc.		Supply and/or distribution of natural gas	P.C.	25.00	100.00	94.6	32.4	58.2	(74.7)	27.6
Atlantic 4 Holdings, Llc.	Trinidad & Tobago	Repsol Overzee Finance, B.V.		Portfolio company	E.M.	22.22	22.22	171.2	—	—	—	38.0
Atlantic 4 LNG Company of Trinidad & Tobago(3)	Trinidad & Tobago	Atlantic 4 Holdings, Llc.		Construction of liquefaction plant	E.M.	22.22	100.00	171.2	(72.3)	(5.2)	—	20.8
Repsol LNG T & T, Ltd.	Trinidad & Tobago	Repsol Overzee Finance, B.V.		Marketing of natural gas	F.C.	100.00	100.00	3.6	(2.9)	5.5	—	6.2
Repsol E&P T&T Limited	Trinidad & Tobago	Repsol Overzee Finance, B.V.		Exploration and production of oil and gas	F.C.	100.00	100.00	51.5	(12.7)	15.6	—	54.4
Repsol LNG, S.L.	Spain	Repsol YPF, S.A.	Repsol comercializadora de Gas, S.A.	Marketing of natural gas	F.C.	100.00	100.00	0.1	0.2	(0.7)	—	(0.4)
Gastream México S.A. de C.V.	Mexico	Repsol YPF, S.A.	Repsol LNG, S.L.	Other activities	F.C.	100.00	100.00	19.6	(5.6)	(14.0)	—	0.0
Repsol Gas Natural LNG	Spain	Repsol YPF, SA	Gas Natural, SGA	Marketing of G.N.L.	P.C.	50.00	100.00	2.0	0.1	0.1	—	1.1
Pacific LNG Bolivia S.R.L.	Bolivia	Repsol YPF, S.A.		Exploration and production of oil and gas	E.M.	37.50	37.50	0.9	(0.8)	—	—	0.0
Repsol Comercializadora de Gas, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Marketing of natural gas	F.C.	100.00	100.00	0.1	3.0	11.4	—	14.5

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Repsol Butano, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Marketing of LPG	F.C.	100.00	100.00	58.7	350.9	78.9	(48.9)	439.6
Repsol Maroc, S.A.	Morocco	Repsol Butano, S.A.		Marketing of natural gas	E.M.	100.00	100.00	1.3	(1.9)	—	—	(0.6)
National Gaz	Morocco	Repsol Butano, S.A.		Marketing of LPG	E.M.	100.00	100.00	0.4	1.2	0.4	—	2.0
Repsol YPF Gas, S.A.	Argentina	Repsol Butano, S.A.		Marketing of LPG	F.C.	85.00	85.00	17.4	2.9	4.3	—	20.9
Comsergas, Compañía Servicios Industriales de Gas Licuado, S.A.	Argentina	Repsol YPF Gas, S.A.		Gas installation work	F.C.	52.70	62.00	0.5	(0.1)	0.0	—	0.2
Gas Austral, S.A.	Argentina	Repsol YPF Gas, S.A.		Marketing of LPG	E.M.	42.50	50.00	—	0.6		—	0.3
Mejorgas, S.A.	Argentina	Repsol YPF Gas, S.A.	Poligas Luján, S.A.	Marketing of LPG	E.M.	75.73	100.00	0.2	(0.6)	0.0	—	(0.3)
Duragas, S.A.	Ecuador	Repsol Butano, S.A.		Marketing of LPG	F.C.	100.00	100.00	5.0	5.8	5.3	—	16.1
Servicio de Mantenimiento y Personal—SEMAPESA	Ecuador	Repsol Butano, S.A.		Maintenance and personnel services	F.C.	100.00	100.00	—	0.1	—	—	0.1
Repsol Gas Portugal, S.A.	Portugal	Repsol Butano, S.A.		Marketing of LPG	F.C.	100.00	100.00	0.9	25.7	14.5	—	41.1
Spelta Soc. Unipessoal Lda.	Portugal	Repsol Gas Portugal, S.A.		Marketing of LPG	E.M.	100.00	100.00	—	0.8	0.3	—	1.1
Saaga, S.A.	Portugal	Repsol Gas Portugal, S.A.		Marketing of LPG	E.M.	25.07	25.07	1.0	4.8	0.2	—	1.5
Repsol Butano Chile, S.A.	Chile	Repsol Butano, S.A.	Repsol YPF Chile, Limitada	Portfolio company	F.C.	100.00	100.00	100.6	32.3	19.6	—	152.5
Empresas Lipigas, S.A.	Chile	Repsol Butano Chile, S.A.		Marketing of LPG	P.C.	45.00	45.00	73.0	0.2	53.1	(30.1)	43.3
Repsol YPF Comercial del Perú, S.A.	Peru	Repsol Butano, S.A.		Marketing of LPG	F.C.	99.61	99.61	38.7	1.8	11.0	—	51.3
Repsol YPF Comercial de la Amazonia, SAC	Peru	Repsol YPF Comercial Perú, S.A.	Grupo Repsol YPF del Perú	Distribution of L.P.G.	F.C.	99.61	100.00	0.5	(0.3)	(0.1)	—	0.1

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Repsol YPF GLP de Bolivia, S.A.	Bolivia	Repsol Butano, S.A.	R. YPF E&P de Bolivia, S.A./R. YPF Bolivia, S.A.	Marketing of LPG	F.C.	100.00	100.00	1.7	6.9	(0.6)	—	8.0
Repsol YPF Gas de Bolivia, S.A.	Bolivia	Repsol YPF GLP de Bolivia S.A.	Repsol YPF E&P S.A.	Marketing of LPG	F.C.	51.00	51.00	1.3	3.0	(1.2)	—	1.6
Repsol France	France	Repsol Butano, S.A.	Repsol Química, S.A./Repsol YPF, S.A./Repsol Petróleo,S.A.	Distribution and marketing of oil products	F.C.	100.00	100.00	11.9	(2.5)	(1.6)	—	7.8
Repsol Gas Brasil, S.A.	Brazil	Repsol Butano, S.A.	Repsol YPF Brasil, S.A.	Marketing of LPG	F.C.	100.00	100.00	9.1	(4.4)	(2.7)	—	2.0
Solgas Distribuidora de Gas, S.L.	Spain	Repsol Butano, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Marketing of LPG	F.C.	100.00	100.00	1.1	(0.1)	(0.2)	—	0.8
Vía Red Servicios Logísticos, S.A.	Spain	Repsol Butano, S.A.		Supply and/or distribution of natural gas	E.M.	51.00	51.00	1.5	—	(0.1)	—	0.7
Repsol Comercial de Productos Petrolíferos, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A./PETRONOR	Marketing of oil products	F.C.	96.65	99.76	334.8	531.6	201.1	(82.0)	952.4
Repsol Directo, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Campsa Estaciones de Servicio, S.A.—CAMPSARED	Distribution and marketing of oil products	F.C.	96.65	100.00	0.1	0.8	1.9	—	2.7
Campsa Estaciones de Servicio, S.A.—CAMPSARED	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Operation and management of service stations	F.C.	96.65	100.00	8.4	18.0	40.4	(37.4)	28.4
Societat Catalana de Petrolis, S.A. (PETROCAT)	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Distribution and marketing of oil products	E.M.	43.68	45.00	15.1	(6.6)	(0.1)	—	3.7

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Air Miles España, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Loyalty-building programs	E.M.	21.75	22.50	0.1	1.7	1.3	—	0.7
Carburants i Derivats, S.A. (CADESA)	Andorra	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution of oil derivative products	E.M.	32.14	33.25	0.1	1.4	0.4	—	0.6
Euro 24, S.L.	Spain	Autoclub Repsol, S.L.		Automotive services	F.C.	100.00	100.00	—	0.8	0.1	—	0.9
Noroil, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	PETRONOR	Distribution and marketing of oil products	F.C.	67.66	70.00	1.5	0.3	0.6	—	1.6
Solred, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF, S.A.	Management of means of payment at service stations	F.C.	96.65	100.00	7.3	22.0	16.1	(12.8)	31.5
Gestión de Puntos de Venta, Gespevesa, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Management of service stations	P.C.	48.33	50.00	15.4	4.3	1.4	—	10.2
Terminales Canarios, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Storage and distribution of oil products	P.C.	48.33	50.00	20.8	2.2	1.1	—	11.6
Servicios Logísticos de Combustibles de Aviación, SLU	Spain	Terminales Canarios, S.L.		Warehousing and distribution of aviation products	P.C.	48.33	100.00	1.0	(0.2)	0.8	—	0.8
Compañía Logística de Hidrocarburos CLH, S.A.	Spain	Repsol YPF, S.A.	PETRONOR	Transport and storage of oil products	E.M.	15.00	15.00	84.1	318.9	390.2	(421.6)	55.7
CLH Aviación, S.A.(3)	Spain	CLH, S.A.		Transport and storage of oil products	E.M.	15.00	100.00	31.7	26.1	6.0	—	9.6
Carbon Black Española, S.A. (CARBESA)	Spain	Repsol YPF, S.A.	Repsol Química, S.A.	No activity	F.C.	100.00	100.00	0.2	13.2	1.8	—	15.2
The Repsol Company of Portugal Ltd.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)	Marketing of oil products	F.C.	100.00	100.00	0.2	2.9	0.1	—	3.2
Repsol Portuguesa, S.A.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)	Distribution and marketing of oil products	F.C.	100.00	100.00	59.0	292.8	49.0	—	400.8

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Repsol Directo LDA	Portugal	Repsol Portuguesa, S.A.		Distribution and marketing of oil products	F.C.	51.00	51.00	0.0	—	(0.2)	—	(0.1)
Gespost	Portugal	Repsol Portuguesa, S.A.		Marketing of oil products	F.C.	100.00	99.67	0.0	0.5	0.7	—	1.2
Caiageste - Gestao de Areas de Servicios Ltda.	Portugal	Gespost		Operation and management of service stations	E.M.	50.00	50.00	0.0	—	(0.1)	—	0.0
Abastecimientos e Serviços de Avia - ASA	Portugal	Repsol Portuguesa, S.A.		Marketing of oil products	E.M.	50.00	50.00	0.0	—	—	—	0.0
Sociedade Abastecedora de Aeronaves, Lda. - SABA	Portugal	Repsol Portuguesa, S.A.		Marketing of oil products	E.M.	25.00	25.00	0.0	0.0	0.0	—	0.0
Tecnicontrol y Gestión Integral, S.L.	Spain	Repsol YPF, S.A.	Repsol Exploración, S.A.	Property development	F.C.	100.00	100.00	3.5	28.0	0.9	—	32.4
Bahía Bizkaia Electricidad, S.L.	Spain	Repsol YPF, S.A.		Energy production	P.C.	25.00	25.00	3.6	152.0	47.3	—	50.7
Bahía Bizkaia Gas, S.L.	Spain	Repsol YPF, S.A.		Maintenance of gasification plants	P.C.	25.00	25.00	6.0	72.7	23.2	(12.4)	22.4
Repsol YPF Tesorería y Gestión Financiera, S.A	Spain	Repsol YPF, S.A.	Repsol Petroleo, S.A	Treasury services	F.C.	100.00	100.00	0.1		9.2	—	9.3
Petróleos del Norte, S.A. (PETRONOR)	Spain	Repsol YPF, S.A.		Refining	F.C.	85.98	85.98	120.5	400.9	296.4	(120.1)	599.9
Asfalnor, S.A.	Spain	PETRONOR		Distribution and marketing of asphalt products	F.C.	85.98	100.00	0.1		0.2	—	0.3
Repsol Exploración, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	24.6	1,467.6	126.8	—	1,619.0
Repsol Exploración Trinidad, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	1.8	12.6	0.7	—	15.1

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Repsol YPF Cuba, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	1.9	6.8	(0.3)	—	8.5
Repsol Exploración Colombia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	1.9	(0.8)	(7.1)	—	(5.9)
Repsol Exploración Argelia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	4.0	235.1	(28.0)	—	211.1
Repsol Exploración Murzuq, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	7.8	899.8	342.6	(318.3)	931.9
Akakus Oil Operations AG	Libya	Repsol Exploración Murzuq, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	0.1	1.2	0.4	—	1.7
Repsol Inco AG	Switzerland	Repsol Exploración Murzuq, S.A.		Exploration and production of oil and gas	E.M.	40.00	40.00	0.1	0.3	—	—	0.1
Repsol YPF Ecuador, S.A.	Spain	Repsol Exploración, S.A.	Repsol Petróleo, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	4.7	(8.4)	(32.0)	—	(35.7)
Repsol YPF OCP de Ecuador, S.A.	Spain	Repsol YPF Ecuador, S.A.	Repsol Exploración Tobago, S.A.	Portfolio company	F.C.	100.00	100.00	0.1	21.2	4.2	—	25.4
Oleoducto de Crudos Pesados, Ltd.	Cayman Island	Repsol YPF OCP de Ecuador, S.A.		Other activities	E.M.	29.66	29.66	68.2	(9.5)	21.7	(5.7)	22.2
Oleoducto de Crudos Pesados Ecuador, S.A.(3)	Cayman Island	Oleoducto de Crudos Pesados, Ltd.		Other activities	E.M.	29.66	100.00				—	—
Repsol Exploración Securé, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	1.9	(0.5)	(0.2)	—	1.2
Repsol Exploración Perú, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	15.8	156.4	(17.7)	—	154.5

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Perú LNG Company, Llc.	Peru	Repsol Exploración Perú, S.A.		Supply and/or distribution of natural gas	E.M.	20.00	20.00	705.0	35.3	(19.2)	—	144.2
TGP, S.A.	Peru	Perú Pipeline Holding Co. LLC		Supply and/or distribution of natural gas	E.M.	10.00	10.00	141.5	205.5	4.2	—	35.1
Repsol YPF Oriente Medio, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	0.2	(0.1)	(20.4)	—	(20.3)
Repsol Exploración México S.A. de C.V.	Mexico	Repsol Exploración, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	15.2	4.4	2.0	—	21.6
Servicios Administrativos Cuenca de Burgos S.A. de C.V.	Mexico	Repsol Exploración, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	—	0.1	0.0	—	0.1
Repsol Exploración Kazakhstán, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	0.2	(0.1)	(1.2)	—	(1.1)
Zhambai LLP	Kazakhstan	Repsol Exploración Kazakhstan, S.A.		Exploration and production of oil and gas	E.M.	25.00	25.00	0.0	18.3	0.0	—	4.6
Repsol Exploración Tobago, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	0.2	(0.4)	(0.3)	—	(0.5)
Repsol Exploración Sierra Leona, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	2.8	(1.4)	(0.7)	—	0.7
Repsol Exploración Suriname, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	—	4.3	(0.2)	—	4.1
Repsol Exploración Venezuela, B.V.	Netherlands	Repsol Exploración, S.A.		Portfolio company	F.C.	100.00	100.00	233.3	(93.0)	9.0	—	149.4
Calio LLC	Venezuela	Repsol Exploración Venezuela, B.V.		Exploration and production of oil and gas	F.C.	100.00	100.00	14.1	5.6	—	—	19.8
Repsol YPF Venezuela, S.A.	Venezuela	Repsol Exploración Venezuela, B.V.		Exploration and production of oil and gas	F.C.	100.00	100.00	11.2	98.2	(50.9)	—	58.6
Repsol YPF Venezuela Gas	Venezuela	Repsol YPF Venezuela, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	—	(2.1)	(3.1)	—	(5.2)

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Cardón IV	Venezuela	Repsol YPF Venezuela Gas S.A.		Exploration and production of oil and gas	P.C.	50.00	50.00	—	(8.8)	(7.6)	—	(8.2)
Petroquiriquire, S.A.	Venezuela	Repsol YPF Venezuela, S.A.		Exploration and production of oil and gas	P.C.	40.00	40.00	3.7	301.9	101.8	—	163.0
Quiriquire Gas, S.A.	Venezuela	Repsol YPF Venezuela, S.A.		Exploration and production of oil and gas	P.C.	60.00	60.00	0.3	94.1	45.1	—	83.7
Repsol Exploración Guinea, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	0.1	0.2	(4.4)	—	(4.1)
BPRY Caribbean Ventures LLC	Trinidad & Tobago	Repsol Exploración, S.A.		Portfolio company	P.C.	30.00	30.00	831.4	(716.6)	407.6	—	156.7
BP Amoco Trinidad & Tobago, LLG	Trinidad & Tobago	BPRY Caribbean Ventures LLC		Exploration and production of oil and gas	P.C.	30.00	100.00	114.8	(146.1)	642.3	—	183.3
Dubai Marine Areas, Ltd. (DUMA)	UK	Repsol Exploración, S.A.		Exploration and production of oil and gas	P.C.	50.00	50.00	0.1	16.1	(14.7)	—	0.7
Repsol Investigaciones Petrolíferas, S.A.	Spain	Repsol Exploración, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	225.9	376.6	30.1	—	632.5
EniRepsa Gas Limited	Saudi Arabia	Repsol Exploración, S.A.		Supply and/or distribution of natural gas	E.M.	30.00	30.00	139.9	(29.5)	(17.5)	—	27.9
Repsol USA Holdings Corp	U.S.A.	Repsol Exploración, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	2,105.3	(51.4)	(40.3)	—	2,013.5
Repsol Services Company	U.S.A.	Repsol USA Holdings Corp		Exploration and production of oil and gas	F.C.	100.00	100.00	26.9	(0.0)	0.0	—	26.9
Repsol E&P USA, Inc	U.S.A.	Repsol USA Holdings Corp		Exploration and production of oil and gas	F.C.	100.00	100.00	2,074.1	(50.3)	(47.5)	—	1,976.4
Repsol Energy North America Corp.	U.S.A.	Repsol USA Holdings Corp		Marketing of LNG	F.C.	100.00	100.00	0.7	(1.1)	(0.4)	—	(0.8)
Repsol Offshore E&P Inc.	U.S.A.	Repsol USA Holdings Corp		Exploration and production of oil and gas	F.C.	100.00	100.00	2.4	—	(14.0)	—	(11.6)
West Siberian Resources LTD	Russia	Repsol Exploración, S.A.		Supply and/or distribution of natural gas	E.M.	10.00	10.00	347.2	351.2	(188.5)	—	51.0

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Repsol Energy North America Corp.	U.S.A.	Repsol USA Holdings Corp		Marketing of LNG	F.C.	100.00	100.00	0.7	(1.1)	(0.4)	—	(0.8)
Repsol Offshore E&P Inc.	U.S.A.	Repsol USA Holdings Corp		Exploration and production of oil and gas	F.C.	100.00	100.00	2.4	—	(14.0)	—	(11.6)
West Siberian Resources LTD	Russia	Repsol Exploración, S.A.		Supply and/or distribution of natural gas	E.M.	10.00	10.00	347.2	351.2	(188.5)	—	51.0
Repsol YPF Perú, BV	Netherlands	Repsol YPF, S.A.		Portfolio company	F.C.	100.00	100.00	85.1	64.5	5.7	—	155.3
Grupo Repsol YPF del Perú, S.A.C.	Peru	Repsol YPF Perú, B.V.		Portfolio company	F.C.	100.00	100.00	0.3	0.1	0.2	—	0.6
Refinería La Pampilla, S.A.	Peru	Repsol YPF Perú, B.V.		Refining	F.C.	51.03	51.03	99.9	61.8	54.8	—	110.5
Repsol Comercial, S.A.C.	Peru	Refinería La Pampilla, S.A.		Marketing of fuels	F.C.	51.03	100.00	57.0	(7.2)	15.6	—	33.4
Repsol YPF Marketing S.A.C.	Peru	Repsol YPF Perú, B.V.		Marketing of fuels and specialties	F.C.	100.00	100.00	2.2	2.8	5.3	—	10.3
Servicios y Operaciones Perú S.A.C	Peru	Repsol YPF Perú, B.V.		Other activities	F.C.	100.00	100.00	0.0	—	0.0	—	0.0
Repsol YPF Comercial del Ecuador, S.A.	Ecuador	Repsol YPF, S.A.	Duragas, S.A.	Marketing of oil and gas	F.C.	100.00	100.00	47.5	(8.6)	1.3	—	40.2
Combustibles Industriales Oil Trader, S.A.	Ecuador	Repsol YPF Comercial Ecuador, S.A.		Marketing of oil and gas	F.C.	100.00	100.00	7.5	(1.1)	(7.0)	—	(0.6)
Repsol International Finance B.V.	Netherlands	Repsol YPF, S.A.		Finance and holding company	F.C.	100.00	100.00	242.1	837.8	221.6	—	1,301.5
Repsol LNG Port of Spain, BV	Netherlands	Repsol International Finance, B.V.		Portfolio company	F.C.	100.00	100.00	0.0	80.9	64.1	—	145.0
Atlantic 1 Holdings, LLC	Trinidad & Tobago	Repsol LNG Port of Spain, BV		Portfolio company	E.M.	20.00	20.00	165.7		320.2	(320.2)	33.1
Atlantic LNG Co. of Trinidad & Tobago(3)	Trinidad & Tobago	Atlantic 1 Holdings, LLC		Supply and/or distribution of natural gas	E.M.	20.00	100.00	165.7	97.3	312.7	(320.2)	51.1
Repsol International Capital, Ltd	Cayman Island	Repsol International Finance, B.V.		Finance	F.C.	100.00	100.00	0.7	(293.2)	35.7	—	(256.8)
Repsol Investeringen, BV	Netherlands	Repsol International Finance, B.V.		Portfolio company	F.C.	100.00	100.00	—	—	—	—	—
Repsol Netherlands Finance, BV	Netherlands	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Finance	F.C.	100.00	100.00	—	(27.5)	7.8	—	(19.7)

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Repsol Netherlands Finance, BV	Netherlands	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Finance	F.C.	100.00	100.00	—	(27.5)	7.8	—	(19.7)
Repsol YPF Capital, S.L.	Spain	Repsol International Finance, B.V.	Repsol YPF, S.A.	Portfolio company	F.C.	100.00	100.00	463.8	29.3	15.2	—	508.3
Caveant, S.A.	Argentina	Repsol YPF Capital, S.L.	Repsol YPF, S.A.	Investment company	F.C.	100.00	100.00	7.6	58.9	7.3	—	73.8
Gaviota RE	Luxembourg	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Reinsurance	F.C.	100.00	100.00	13.6	37.9	6.3	—	57.8
Greenstone Assurance, Ltd.	Bermuda	Gaviota RE		Reinsurance	F.C.	100.00	100.00	4.8	—	2.7	—	7.5
Repsol Canada Ltd.	Canada	Repsol International Finance, B.V.		Regasification of L.N.G.	F.C.	100.00	100.00	3.3	(1.8)	1.0	—	2.5
Repsol Canada LNG, Ltd.	Canada	Repsol International Finance, B.V.		Regasification of L.N.G.	F.C.	100.00	100.00	114.4	(16.2)	7.2	—	105.4
Repsol Energy Canada, Ltd.	Canada	Repsol International Finance, B.V.		Marketing of LNG	F.C.	100.00	100.00	12.9	(1.8)	(1.0)	—	10.1
Repsol Occidental Corporation	U.S.A.	Repsol International Finance, B.V.		Exploration and production of oil and gas	P.C.	25.00	25.00	0.3	35.2	220.2	(144.7)	27.8
Repsol Química, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Production and sale of petrochemicals	F.C.	100.00	100.00	60.5	(9.6)	(37.0)	—	13.9
Polidux, S.A.	Spain	Repsol Química, S.A.	Repsol YPF, S.A.	Production and sale of petrochemicals	F.C.	99.99	100.00	17.4	(5.8)	(1.6)	—	10.0
Repsol Bronderslev A/S	Denmark	Repsol Química, S.A.		Production and sale of petrochemicals	F.C.	100.00	100.00	4.0	3.3	0.5	—	7.8
Repsol Polívar, SPA	Italy	Repsol Bronderslev, A/S		Production and sale of petrochemicals	F.C.	100.00	100.00	0.5	(0.1)	(1.0)	—	(0.6)

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
General Química, S.A.	Spain	Repsol Química, S.A.	Repsol Investigaciones Petrolíferas S.A.	Production and sale of petrochemicals	F.C.	100.00	100.00	3.0	28.5	(11.2)	—	20.3
Cogeneración Gequisa, S.A.	Spain	General Química, S.A.		Production of electricity and steam	E.M.	39.00	39.00	1.8	2.0	(0.2)	—	1.4
Dynasol Elastómeros, S.A.	Spain	Repsol Química, S.A.		Production and marketing of chemicals	P.C.	50.01	50.01	16.8	32.4	(11.5)	—	18.8
Dynasol Elastómeros, S.A. de C.V.	Mexico	Repsol Química, S.A.		Production and marketing of chemicals	E.M.	49.99	49.99	58.7	(9.0)	4.6	—	27.1
Dynasol Gestión, S.A.	Spain	Repsol Química, S.A.		Production of quemicals	E.M.	50.00	50.00	0.1	0.5	0.3	—	0.5
Dynasol LLC	U.S.A.	Repsol Química, S.A.		Marketing of petrochemicals	E.M.	50.00	50.00	—	—	—	—	—
Repsol Polimeros LDA	Portugal	Repsol Química, S.A.	Repsol Lusitania, S.L.	Production and sale of petrochemicals	F.C.	100.00	100.00	268.4	67.3	36.3	—	372.0
Repsol Electricidade e Calor,ACE	Portugal	Repsol Polimeros LDA		Production of electricity	E.M.	66.67	66.67	0.0	0.0		—	0.0
Repsol Chemie Deutchland GmbH	Germany	Repsol Química, S.A.		Marketing of chemicals	F.C.	100.00	100.00	0.1	0.7	0.5	—	1.3
Repsol Lusitania, S.L.	Spain	Repsol YPF, S.A.	Repsol Química, S.A.	Portfolio company	F.C.	100.00	100.00	—	0.9	(2.1)	—	(1.2)
Repsol Italia, SpA	Italy	Repsol YPF, S.A.		Marketing of oil products	F.C.	100.00	100.00	2.4	19.3	5.4	—	27.1
Gas Natural SDG, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A./Repsol Exploracion, S.A.	Distribution of gas	P.C.	30.85	30.85	447.8	4,167.3	738.1	(192.5)	1,591.8
Sagane, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Supply of natural gas	P.C.	30.85	100.00	94.8	13.5	119.6	—	70.3
Europe Maghreb Pipeline, Ltd. (EMPL)(2)	UK	Sagane, S.A.		Transmission of gas	P.C.	22.39	72.60	0.1	47.2	113.1	(50.0)	24.7
Metragaz, S.A.(2)	Morocco	Sagane, S.A.		Transmission of gas	P.C.	22.30	72.30	3.4	0.8	1.0	—	1.2
Gas Natural transporte SDG, S.L.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.85	100.00	14.9	43.1	9.0	(5.8)	18.9
Gas Natural Exploración, S.L.(2)	Spain	Gas Natural SDG, S.A.	La Energía, S.A.	Oil and gas research and exploration	P.C.	30.85	100.00	15.4	2.4	(12.3)	—	1.7

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Gas Natural West Africa, S.L.(2)	Spain	Gas Natural Exploración, S.L.		Oil and gas research and exploration	P.C.	30.85	100.00	—	—	—	—	—
El Andalus LNG SPA(3)	Algeria	Gas Natural Exploración, S.L.		Liquefaction	E.M.	9.87	32.00	79.8	(6.5)	0.6	—	—
Repsol-Gas Natural LNG	Spain	Repsol YPF, S.A.	Gas Natural SDG, S.A.	Supply and distribution of natural gas	P.C.	65.42	50.00	2.0	0.1	0.1	—	1.4
Gas Natural Soluciones, S.L.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.C.	30.85	100.00	6.2	3.4	0.7	—	3.2
Kromschroeder, S.A.(3)	Spain	Gas Natural SDG, S.A.		Finances y other activities	E.M.	13.11	42.50	0.7	10.9	0.5	—	1.6
Gas Natural Castilla y León, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	27.79	90.10	6.3	78.5	18.3	—	28.7
Gas Natural Castilla La Mancha, S.A.(2)	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	29.30	95.00	26.8	16.9	4.6	—	14.2
Gas Natural Distribución SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.85	100.00	101.0	1,031.8	277.0	(237.3)	361.7
Gas Natural Distribución Eléctrica, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of electricity	P.C.	30.85	100.00	1.2	0.4	(0.4)	—	0.4
Electra de Abusejo, S.L.(2)	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.	Distribution of electricity	P.C.	30.85	100.00	0.7	—	—	—	0.2
Distribuidora eléctrica Navasfrías, S.L.(2)	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.	Distribution of electricity	P.C.	30.85	100.00	0.2	—	—	—	0.1
Gas Natural Rioja, S.A.(2)	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	26.99	87.50	2.7	8.9	2.7	—	3.9
Gas Navarra, S.A.(2)	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	27.76	90.00	3.6	27.1	6.6	—	10.4
Gas Galicia SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	19.12	62.00	32.6	5.7	0.1	—	7.3
Gas Natural La Coruña, S.A.(2)	Spain	Gas Galicia SDG, S.A.		Distribution of gas	P.C.	17.40	91.00	2.3	(0.9)	0.2	—	0.3
Gas Aragón, S.A. (3)	Spain	Gas Natural SDG, S.A.		Distribution of gas	E.M.	10.80	35.00	5.9	26.2	16.9	(3.9)	4.9
La Propagadora del Gas, S.A.(2)	Spain	Gas Natural SDG, S.A.	Holding Gas Natural, S.A.	Portfolio company	P.C.	30.85	100.00	0.2	1.3	0.5	—	0.6
Gas Natural Informática, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Computer services	P.C.	30.85	100.00	19.9	5.7	(1.4)	—	7.5

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Gas Natural Andalucía, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.85	100.00	12.4	41.3	4.4	—	17.9
Compañía Auxiliar de Industrias Varias, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	services	P.C.	30.85	100.00	0.3	1.4	—	—	0.5
La Energía, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity cogeneration	P.C.	30.85	100.00	10.7	0.7	0.8	—	3.8
Sociedad de Tratamiento Hornillos, S.L.(2)	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	24.68	80.00	1.2	1.3	0.2	—	0.7
UTE La Energía-GNE(2)	Spain	La Energía, S.A.	Gas Natural Electricidad SDG, S.A.	Electricity cogeneration	P.C.	30.85	100.00	1.7	—	0.2	—	0.6
AECS Hospital Trias i Pujol AIE	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	15.42	50.00	0.9	(0.1)	(0.3)	—	0.1
Sociedad de Tratamiento La Andaya, S.L.	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	13.88	45.00	1.1	1.8	0.1	—	0.4
Tratamiento Almazán, S.L.(2)	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	27.76	90.00	2.7	—	(0.1)	—	0.7
Tratamientos Cinca Medio, S.L.(2)	Spain	La Energía, S.A.		Production of wind power	P.C.	24.68	80.00	2.0	—	—	—	—
Gas Natural Comercializadora, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of gas and industrial electricity	P.C.	30.85	100.00	2.4	29.7	118.8	—	46.5
Invergas Puerto Rico,S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.85	100.00	5.0	(2.4)	(1.3)	—	0.4
Buenergía Gas & Power Ltd(2)	Cayman Island	Invergas Puerto Rico,S.A.		Portfolio company	P.C.	29.30	95.00	0.1	(57.6)	17.4	—	(11.8)
Ecoeléctrica Holdings Ltd.	Cayman Island	Buenergía Gas & Power Ltd		Portfolio company	P.C.	14.65	50.00	63.2	19.0	—	(20.4)	9.1
Ecoeléctrica Ltd.	Cayman Island	Ecoeléctrica Holdings Ltd.		Portfolio company	P.C.	14.65	100.00	0.6	0.1	—	(0.2)	0.1
Ecoeléctrica LP Ltd.	Puerto Rico	Ecoeléctrica Holdings Ltd.	Ecoeléctrica Ltd.	Electricity cogeneration	P.C.	14.65	100.00	63.2	(19.4)	51.2	(12.1)	12.1
Gas Natural Servicios SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of gas, electricity y Energy management	P.C.	30.85	100.00	2.9	2.4	4.2	—	2.9
UTE GNS-Dalkia Energia	Spain	Gas Natural Servicios SDG, S.A.		Energy management	P.C.	15.42	50.00	—	(0.2)	—	—	0.0
Gas Natural Electricidad SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity generation and trading	P.C.	30.85	100.00	32.8	(6.6)	1.9	—	8.7

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Gas Natural Corporación Eólica, S.L.(2)	Spain	Gas Natural Electricidad SDG, S.A.	La Energía, S.A.	Portfolio company	P.C.	30.85	100.00	5.5	(1.3)	4.5	—	2.7
Gas Natural Eólica, S.A.(2)	Spain	Gas Natural Corporación Eólica, S.L.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.85	100.00	6.0	0.5	0.5	—	2.2
Corporación Eólica Zaragoza, S.L.(2)	Spain	Gas Natural Eólica, S.A.		Production of wind power	P.C.	20.98	68.00	2.5	0.3	0.7	—	0.7
Montouto 2000, S.A.	Spain	Gas Natural Eólica, S.A.		Production of wind power	P.C.	15.12	49.00	6.0	1.4	2.3	—	1.5
Explotaciones Eólicas Sierra de Utrera	Spain	Gas Natural Eólica, S.A.		Production of wind power	P.C.	15.42	50.00	2.7	2.8	2.4	—	1.2
Enervent, S.A.(3)	Spain	Gas Natural Eólica, S.A.		Production of wind power	E.M.	8.02	26.00	2.4	1.0	1.9	(0.5)	0.4
Desarrollo de Energías Renovables, S.A.(2)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	30.85	100.00	42.2	129.2	12.8	(11.3)	53.3
Aplicaciones y Proyectos energéticos, S.A.(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	0.1	0.1	—	—	0.1
Boreas Eólica, S.A.(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.70	99.50	5.2	5.3	2.2	—	3.9
Los Castrios, S.A.	Spain	Boreas Eólica, S.A.		Production of wind power	P.C.	10.16	33.10	2.2	0.6	0.8	—	0.4
Molinos de Valdebezana, S.A.(2)	Spain	Boreas Eólica, S.A.		Production of wind power	P.C.	18.42	60.00	0.1	—	—	—	0.0
Desarrollo de Energias Renovables Castilla La Mancha, S.A.(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	0.1	0.3	1.1	—	0.5
Sistemas Energéticos La Muela, S.A.(3)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	E.M.	6.17	20.00	3.1	4.1	2.5	(1.7)	0.5
Sistemas Energéticos Mas Garullo, S.A.(3)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	E.M.	5.55	18.00	1.5	2.5	2.2	(1.5)	0.3
Boreas Eólica 2, S.A.(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	27.76	90.00	2.6	4.5	1.7	—	2.4
Desarrollo de Energías Renovables de Navarra, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	15.42	50.00	9.9	29.1	12.9	—	8.0

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Desarrollo de Energías Renovables de La Rioja, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	11.20	36.30	16.5	2.1	6.4	—	2.8
Molinos del Cidacos, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	15.42	50.00	10.3	8.4	11.0	—	4.6
Molinos de La Rioja, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	10.27	33.30	3.0	2.4	2.8	—	0.8
Molinos de Linares, S.A.	Spain	Molinos de La Rioja, S.A.		Production of wind power	P.C.	7.71	75.00	0.1	—	—	—	0.0
GN Wind SL(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
GN Wind SL 2(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
GN Wind SL 3(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
GN Wind SL 4(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
GN Wind SL 5(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
GN Wind SL 6(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
GN Wind Canarias SL(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
GN Energy Canarias SL(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
Energías Eólicas Fuerteventura, S.L.(3)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	15.43	50.00	—	—	—	—	—
Energías Eólicas de Lanzarote, S.L.(3)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	15.43	50.00	—	—	—	—	—
Alas Capital & GN, S.A.(3)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	E.M.	12.34	40.00	—	—	—	—	—

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Energy way Produçao de energía, LDA(2)	Portugal	Gas Natural Electricidad SDG, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
Lantarón Energía S.L.(2)	Spain	Gas Natural Electricidad SDG, S.A.	La Propagadora del Gas, S.A.	Electricity cogeneration	P.C.	30.85	100.00	—	—	—	—	—
Desarrollo del Cable, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Telecommunications	P.C.	30.85	100.00	21.1	20.6	9.9	—	15.9
Gas Natural Cantabria SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	27.88	90.40	3.2	28.0	2.7	—	9.5
Gas Natural Murcia SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.81	99.90	19.3	(5.5)	(3.7)	—	3.1
Gas Natural Cegas S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.75	99.70	25.4	68.0	8.1	—	31.2
Gas Natural Aprovisionamientos SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	Sagane, S.A.	Supply of natural gas	P.C.	30.85	100.00	0.6	14.3	96.7	—	34.4
Gas Natural Finance, BV(2)	Netherlands	Gas Natural SDG, S.A.		Finance	P.C.	30.85	100.00	—	2.2	0.3	—	0.8
Holding Gas Natural, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.85	100.00	0.3	0.2	—	—	0.2
Gas Natural Sao Paulo Sul, S.A.(2)	Brazil	Gas Natural, SDG, S.A.	Gas Natural Servicios SDG, S.A.	Distribution of gas	P.C.	30.85	100.00	347.5	(169.7)	6.7	(3.7)	55.8
Gas Natural International, Ltd.(2)	Republic of Ireland	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.C.	30.85	100.00	25.4	8.9	1.3	—	11.0
Natural RE, S.A.(2)	Luxembourg	Gas Natural International, Ltd.	Holding Gas Natural, S.A.	Insurance	P.C.	30.85	100.00	—	5.0	2.9	—	2.4
Gas Natural Internacional SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.85	100.00	349.5	19.7	25.1	—	121.6
Natural Energy, S.A. (2)	Argentina	Gas Natural Internacional SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of natural gas	P.C.	30.85	100.00	0.2	1.0	1.6	—	0.6
CEG Rio, S.A.(2)	Brazil	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Distribution of gas	P.C.	18.38	59.60	24.7	31.7	11.1	(6.0)	11.3
Companhia Distribuidora de Gás do Rio de Janeiro S.A.(2)	Brazil	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Distribution of gas	P.C.	16.72	54.20	153.3	112.5	37.8	(32.4)	45.3
Gas Natural Commercialisation France, S.A.S.(2)	France	Gas Natural Internacional SDG		Marketing of natural gas	P.C.	30.85	100.00	—	2.8	1.7	—	1.4

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend		Assets Owned(5)
Gas Natural Puerto Rico, INC(2)	Puerto Rico	Gas Natural Internacional SDG, S.A.		Portfolio company	P.C.	30.85	100.00	2.1	(0.7)	(0.9)		—		0.2
Invergas, S.A.(2)	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio company	P.C.	30.85	100.00	48.9	60.6	—		—		33.8
Gas Natural Ban, S.A.(2)	Argentina	Invergas, S.A.	Gas Natural Argentina SDG, S.A.	Distribution of gas	P.C.	21.59	70.00	214.7	(153.0)	15.9		(13.4)		13.9
Gas Natural Argentina SDG, S.A.(2)	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio company	P.C.	30.85	100.00	105.0	(23.5)	—		—		25.1
Gas Natural do Brasil S.A.(2)	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural Servicios SDG, S.A.	Production and marketing of electricity	P.C.	30.84	100.00	0.6	(1.7)	(0.2)		—	-	0.4
Gas Natural Serviços, S.A.(2)	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural do Brasil S.A.	services	P.C.	30.85	100.00	1.8	1.1	1.2	-	0.2		1.2
Gas Natural México, S.A. de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Distribution of gas	P.C.	26.78	86.80	470.7	(183.4)	7.1		—		78.8
Comercializadora Metrogas S.A. de CV(2)	Mexico	Gas Natural México, S.A. de C.V.	Sistemas de Administración y Servicios, S.A. de C.V.	Distribution of gas	P.C.	26.78	100.00	128.1	(67.5)	(0.9)		—		16.0
Adm. Servicios Energía México, S.A. de CV(2)	Mexico	Comercializadora Metrogas S.A. de CV		services	P.C.	26.76	100.00	—	(0.3)	—		—		(0.1)
Energía y Confort Admón. de Personal, S.A. de CV(2)	Mexico	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.	services	P.C.	26.84	100.00	—	(0.1)	(0.1)		—		(0.1)
Gas Natural Servicios, S.A. de C.V.(2)	Mexico	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.	services	P.C.	26.76	100.00	6.1	(2.2)	2.2		—		1.6
Gas Natural Vehicular del Norte A en P(3)	Mexico	Gas Natural Servicios, S.A. de C.V.	Gas Natural Internacional SDG, S.A.	Distribution of gas	P.C.	13.67	44.30	0.4	—	—		—		—
Transnatural, SRL de CV.	Mexico	Gas Natural México, S.A. de CV		Transmission and marketing of gas	P.C.	13.38	50.00	10.4	(13.0)	(4.2)		—		(0.9)
CH4 Energía, S.A de CV.	Mexico	Gas Natural México, S.A. de CV		Transmission and marketing of gas	P.C.	13.38	50.00	0.6	1.0	0.7		—		0.3

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Gas Natural Vendita Italia, SPA(2)	Italy	Gas Natural Internacional SDG, S.A.		Marketing of natural gas	P.C.	30.85	100.00	2.1	12.8	(7.7)	—	2.2
Gas Natural Distribuzione S.p.A.(2)	Italy	Gas Natural Internacional SDG, S.A.		Portfolio company and distribution of gas	P.C.	30.85	100.00	4.7	116.7	(0.9)	—	37.2
Gasdotti Azienda Siciliana, S.P.A.(2)	Italy	Gas Natural Distribuzione S.p.A.	Autocartera	Distribution of gas	P.C.	27.76	90.00	0.5	19.9	1.7	—	6.1
Agragas, S.P.A.(2)	Italy	Gas Natural Distribuzione S.p.A.	Autocartera	Distribution of gas	P.C.	27.76	90.00	0.1	34.6	0.4	—	9.7
Normanna Gas, S.P.A.(2)	Italy	Gas Natural Distribuzione S.p.A.	Autocartera	Distribution of gas	P.C.	27.76	90.00	0.1	28.4	0.7	—	8.1
Congas Servizi Consorzio Gas Acqua Servizi, S.p.A.(2)	Italy	Normanna Gas, S.P.A.	Agragas, S.P.A./Gasdotti Azienda Siciliana, S.P.A.	Marketing of natural gas	P.C.	27.77	100.00	0.1	1.0	—	—	0.3
Gas Natural Italia SpA(2)	Italy	Gas Natural Distribuzione S.p.A.		Portfolio company	P.C.	30.85	100.00	0.1	0.3	—	—	0.1
Smedigas, S.P.A.(2)	Italy	Gas Natural Internacional SDG, S.A.		Distribution of gas	P.C.	30.85	100.00	0.6	20.1	(0.6)	—	6.2
Gas Natural Rigassificazione Italia, SPA(2)	Italy	Gas Natural Internacional SDG, S.A.		Regasification of gas	P.C.	30.85	100.00	0.1	—	—	—	0.0
Sistemas Administración y Servicios, S.A. de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	services	P.C.	26.84	87.00	—	0.2	—	—	0.1
Natural Servicios, S.A.(2)	Argentina	Gas Natural Internacional, SDG, S.A.		Gas installation work	P.C.	30.85	100.00	2.1	(1.1)	0.3	—	0.4
Serviconfort Colombia S.A.(2)	Colombia	Gas Natural Internacional, SDG, S.A.	La Propagadora del Gas, S.A.	services	P.C.	30.85	100.00	0.2	0.1	0.6	—	0.3
Gas Natural, S.A. ESP(2)	Colombia	Gas Natural Internacional, SDG, S.A.		Distribution of gas	P.C.	18.23	59.10	10.9	141.6	64.4	—	39.5
Gas Natural Cundiboyacense, S.A. ESP(2)	Colombia	Gas Natural, S.A. ESP		Distribution of gas	P.C.	14.13	77.50	1.1	9.3	4.5	—	2.1

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Gas Natural del Oriente, S.A. ESP(2)	Colombia	Gas Natural, S.A. ESP		Distribution of gas	P.C.	9.94	54.50	9.2	25.7	7.6	(9.4)	3.3
Gases de Barrancabermeja, S.A. ESP(2)	Colombia	Gas Natural del Oriente, S.A. ESP		Distribution of gas	P.C.	9.93	100.00	1.3	1.5	0.5	—	0.3
Portal del Instalador, S.A.(2)	Spain	Gas Natural Informática S.A.	Repsol YPF, S.A.	services	P.C.	33.14	75.00	1.3	(0.1)	0.2	—	0.5
Central Anahuac, SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Cogeneration of electricity	P.C.	30.85	100.00	254.8	(86.6)	—	—	—
Controladora del Golfo SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.		Cogeneration of electricity	P.C.	30.85	100.00	122.7	—	—	—	—
Central Lomas del Real, SA de CV(2)	Mexico	Controladora del Golfo, S.A. de C.V.	Gas Natural Internacional, SDG, S.A.	Cogeneration of electricity	P.C.	30.85	100.00	37.5	121.0	—	—	—
Central Saltillo S.A. de C.V.(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Cogeneration of electricity	P.C.	30.85	100.00	150.7	(49.5)	—	—	—
Central Vallehermoso SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Cogeneration of electricity	P.C.	30.85	100.00	43.4	146.9	—	—	—
Compañía Mexicana de Gerencia y Operación SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Cogeneration of electricity	P.C.	30.85	100.00	—	0.1	—	—	—
Electricidad Aguila de Altamira SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Cogeneration of electricity	P.C.	30.85	100.00	159.7	(44.1)	—	—	—
Gasoducto del Río SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Cogeneration of electricity	P.C.	30.85	100.00	2.7	6.2	—	—	—
Italmeco S.R.L.(2)	Italy	Gas Natural Internacional, SDG, S.A.		Distribution of gas	P.C.	30.85	100.00	22.4	(0.9)	—	—	—
Calgas SCARL(2)	Italy	Italmeco S.R.L.		Distribution of gas	P.C.	30.85	100.00	1.7	—	—	—	—
Mecogas SRL(2)	Italy	Italmeco S.R.L.		Marketing of natural gas	P.C.	30.85	100.00	—	0.2	—	—	—
Torre Marenostrum, S.A.(3)	Spain	Gas Natural SDG, S.A.		Finances y other activities	E.M.	13.88	45.00	5.3	15.7	0.1	—	2.9

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Central Térmica la Torrecilla, S.A.	Spain	Gas Natural SDG, S.A.		Cogeneration of electricity	P.C.	15.42	50.00	1.2	—	—	—	0.2
Gas Natural Capital Markets, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.C.	30.85	100.00	0.1	1.6	0.1	—	0.6
Gas Natural Comercial SDG, S.L.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of domestic gas	P.C.	30.85	100.00	4.5	0.2	3.3	—	2.5
Petroleum Oil & Gas España, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Exploration of oil and gas	P.C.	30.85	100.00	3.9	51.1	0.5	—	17.1
YPF, S.A.	Argentina	Repsol YPF, S.A.	Repsol YPF Capital/ CAVEANT/R.Exploración	Exploration and production of oil and gas	F.C.	99.04	99.04	3,696.2	1,184.8	816.0	—	5,642.3
YPF International, S.A.	Bolivia	YPF, S.A.	Repsol YPF Bolivia/Repsol YPF E&P Bolivia	Portfolio company	F.C.	99.04	100.00	162.6	(79.6)	4.9	—	87.0
YPF Ecuador Inc.	Cayman Island	YPF International, S.A.		Exploration and production of oil and gas	F.C.	99.04	100.00	0.7	(0.8)	—	—	(0.1)
YPF Malaysia, Ltd.	Cayman Island	YPF International, S.A.		Exploration and production of oil and gas	F.C.	99.04	100.00	0.0	(13.5)	0.2	—	(13.2)
YPF Guyana, Ltd.	Cayman Island	YPF International, S.A.		Exploration and production of oil and gas	F.C.	99.04	100.00	0.0	(2.8)	(0.3)	—	(3.1)
Oil Enterprise, Ltd. (SPE)	Cayman Island	YPF, S.A.		Special purpose entity	F.C.	99.04	100.00	—	(9.4)	3.8	—	(5.6)
YPF Holdings Inc.	U.S.A.	YPF, S.A.		Portfolio company	F.C.	99.04	100.00	379.0	(526.1)	(76.5)	—	(221.5)
CLH Holdings	U.S.A.	YPF Holdings Inc.		Finance	F.C.	99.04	100.00	102.7	(192.3)	(28.6)	—	(117.1)
Tierra Solutions Inc.	U.S.A.	CLH Holdings		Other activities	F.C.	99.04	100.00	102.7	(192.3)	(28.6)	—	(117.1)
Maxus Energy Corporation	U.S.A.	YPF Holdings Inc.		Exploration and production of oil and gas	F.C.	99.04	100.00	190.9	(316.9)	(37.6)	—	(162.0)
Maxus US Exploration Co.	U.S.A.	Maxus Energy Corporation		Exploration and production of oil and gas	F.C.	99.04	100.00	1.3	(102.5)	(7.6)	—	(107.8)

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Maxus International Energy Co.	U.S.A.	Maxus Energy Corporation		Other activities	F.C.	99.04	100.00	22.0	(26.7)	0.0	—	(4.6)
Gateway Coal Company	U.S.A.	Maxus Energy Corporation		Other activities	F.C.	99.04	100.00	(7.7)	0.2	(0.5)	—	(7.9)
Compañía Mega	Argentina	YPF, S.A.		Fractionation of gas	P.C.	37.64	38.00	137.9	26.4	148.7	—	117.8
Operadora de Estaciones de Servicio, S.A. OPESSA	Argentina	YPF, S.A.	Repsol YPF Gas, S.A.	Marketing of oil and gas	F.C.	98.90	99.85	81.2	(46.0)	16.0	—	50.6
YPF Inversora Energética, S.A.	Argentina	YPF, S.A.	Astra Evangelista, S.A.	Portfolio company	F.C.	99.04	100.00	—	—	—	—	—
Gas Argentino, S.A. (GASA)	Argentina	YPF Inversora Energética, S.A.		Portfolio company	E.M.	44.89	45.33	210.4	(254.4)	3.7	—	—
Metrogas, S.A.	Argentina	Gas Argentino, S.A. (GASA)		Distribution of gas	E.M.	31.43	70.00	386.7	(381.6)	43.2	—	—
Oiltanking Ebytem, S.A.	Argentina	YPF, S.A.		Transmission and storage of oil and gas	E.M.	29.71	30.00	8.0	3.7	4.5	(3.4)	3.8
A&C Pipeline Holding	Cayman Island	YPF, S.A.		Finance	E.M.	35.65	35.65	—	—	—	—	—
Oleoducto Transandino Argentino, S.A.3)	Argentina	A&C Pipeline Holding		Construction and operation of oil pipelines	E.M.	35.65	100.00	—	—	—	—	—
Oleoducto Trasandino Chile, S.A.(3)	Chile	A&C Pipeline Holding		Construction and operation of oil pipelines	E.M.	35.65	100.00	—	—	—	—	—
Oleoducto Transandino Argentina Accs preferidas	Argentina	YPF, S.A.		Construction and operation of oil pipelines	E.M.	35.65	35.65	30.9	(23.2)	—	—	2.7
Oleoducto Transandino Chile Acciones preferidas	Chile	YPF, S.A.	Repsol YPF Chile	Construction and operation of oil pipelines	E.M.	35.65	35.65	9.9	1.1	(0.1)	—	3.9
Gasoducto del Pacifico Caiman	Cayman Island	YPF, S.A.		Finance	E.M.	10.00	10.00	—	—	—	—	—

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Gasoducto del Pacifico Chile (Ordinarias)	Chile	Gasoducto del Pacifico Caiman		Construction and operation of gas pipelines	F.C.	87.50	87.50	—	—	—	—	—
Gasoducto del Pacífico Argentina, S.A.(Ordinarias)	Argentina	Gasoducto del Pacifico Caiman		Construction and operation of gas pipelines	F.C.	87.50	87.50	—	—	—	—	—
Gasoducto del Pacífico Argentina, S.A.(Preferidas)	Argentina	Gasoducto del Pacífico (Cayman) S.A.	YPF,S.A.	Construction and operation of gas pipelines	E.M.	10.00	10.00	55,6	(27.4)	(8.5)	—	2,0
Profertil, S.A.	Argentina	YPF, S.A.		Production and sale of gas products	P.C.	49.52	50.00	241.8	(61.3)	72.9	—	125.5
Refinerías del Norte, S.A. (REFINOR)	Argentina	YPF, S.A.		Refining and marketing of oil products	P.C.	49.52	50.00	68.5	22.0	34.3	—	61.8
Terminales Marítimas Patagónicas, S.A.	Argentina	YPF, S.A.		Logistics of oil derivative products	E.M.	32.83	33.15	9.8	15.1	4.5	—	9.7
Oleoductos del Valle, S.A. (OLDELVAL)	Argentina	YPF, S.A.		Logistics of oil derivative products	E.M.	36.64	37.00	74.8	(23.6)	(4.4)	—	17.1
Poligas Luján, S.A.	Argentina	YPF, S.A.		Bottling, transport and marketing of L.P.G.	F.C.	50.01	50.49	—	—	—	—	—
Astra Evangelista, S.A.	Argentina	YPF, S.A.	OPESSA	Engineering and construction	F.C.	99.04	100.00	5.9	(3.2)	21.9	—	24.4
AESA Construcciones y Servicios	Brazil	Astra Evangelista, S.A.	YPF, S.A.	Engineering and construction	F.C.	99.04	100.00	1.9	(1.8)	0.0	—	0.1
Adicor, S.A.	Uruguay	Astra Evangelista, S.A.		Other activities	F.C.	99.04	100.00	—	—	—	—	—
Gasoducto Oriental, S.A.	Argentina	Astra Evangelista, S.A.		Distribution of gas	E.M.	16.50	16.66	0.0	—	—	—	0.0

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Inversora Dock Sud, S.A.	Argentina	YPF, S.A.		Portfolio company	E.M.	42.45	42.86	63.9	(102.8)	(1.6)	—	(17.2)
Central Dock Sud, S.A.	Argentina	Inversora Dock Sud, S.A.	YPF, S.A.	Construction and operation of a power station	E.M.	39.53	79.83	106.8	(179.4)	(1.5)	—	(29.3)
Pluspetrol Energy, S.A.	Argentina	YPF, S.A.		Exploration and production of oil and gas	P.C.	44.57	45.00	165.3	(177.8)	94.6	—	36.6
Repsol YPF Chile, S.A	Chile	Repsol YPF, S.A.	OPESSA	Administration of YPF's investments in Chile	F.C.	100.00	100.00	—	(22.6)	43.3	—	20.7
Repsol YPF Bolivia, S.A.	Bolivia	Repsol YPF, S.A.	R. Ex.plorac./Rex. Perú/Rex. Colombia/ R.YPF E&P Bolivia	Portfolio company	F.C.	100.00	100.00	726.7	(259.0)	47.4	—	515.1
Empresa Petrolera Andina, S.A.	Bolivia	Repsol YPF Bolivia, S.A.		Exploration and production of oil and gas	F.C.	50.00	50.00	184.1	(725.2)	84.2	—	(228.4)
Transierra S.A.	Bolivia	Empresa Petrolera Andina, S.A.		Transmission of oil and gas	E.M.	22.25	44.50	54.3	14.6	9.2	—	17.4
Maxus Bolivia Inc.	Bolivia	Repsol YPF Bolivia, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	90.3	74.3	13.0	—	177.6
Repsol YPF E&P de Bolivia, S.A.	Bolivia	Maxus Bolivia Inc.	R. YPF Bolivia, S.A. / Rex. Perú, S.A. / Rex. Colombia, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	103.2	59.9	13.5	—	176.5
AESA Construcciones y Servicios Bolivia	Bolivia	Repsol YPF Bolivia, S.A.	R. YPF E&P de Bolivia, S.A. / Astra Evangelista	Transmission of oil and gas	F.C.	100.00	100.00	—	1.3	0.4	—	1.6
Repsol YPF Brasil, S.A.	Brazil	Repsol YPF, S.A.	OPESSA	Operation and marketing of oil and gas	F.C.	100.00	100.00	935.6	(522.0)	113.9	—	527.4

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2007—Continued	APPENDIX 1

Name	Country	Parent	Other Shareholders(1)	Line of business	Consolidation Method(4)	% of Total Ownership		Amounts in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2007 Profit (Loss)	Interim Dividend	Assets Owned(5)
Repsol YPF Distribuidora, S.A.	Brazil	Repsol YPF Brasil, S.A.	Repsol YPF Importadora de Productos, Ltda.	Logistics of oil derivative products	F.C.	100.00	100.00	129.6	(117.1)	(10.8)	—	1.7
Transportadora Sul Brasileira do Gas, S.A.	Brazil	Repsol YPF Brasil, S.A.		Construction and operation of gas pipelines	P.C.	25.00	25.00	30.9	(30.9)		—	—
Refinaria de Petróleos Manguinhos, S.A.	Brazil	Repsol YPF Brasil, S.A.		Refining and marketing of oil products	P.C.	31.13	31.13	12.6	(0.7)	0.4	—	3.8
Manguinhos Distribuidora, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.		Marketing of oil products	P.C.	31.13	100.00	11.7	(9.2)	5.7	—	2.5
Manguinhos Química, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.	Manguinhos Distribuidora, S.A.	Marketing of petrochemicals	P.C.	31.13	100.00	2.2	(0.2)	(0.1)	—	0.6
Alberto Pasqualini REFAP, S.A.	Brazil	Repsol YPF Brasil, S.A.		Refining and marketing of oil products	P.C.	30.00	30.00	345.1	258.0	101.6	—	211.4
Operadora de Postos de Servicos Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol YPF Importadora de Productos, Ltda.	Operation of service stations	F.C.	100.00	100.00	33.7	(37.7)	(3.2)	—	(7.2)
Repsol YPF Importadora de Productos, Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol Gas Brasil, S.A.	Marketing of oil products	F.C.	100.00	100.00	0.4	0.1	0.0	—	0.5

(1)	Other Group companies with ownership interests of less than that of the Parent in the company’s share capital.

(2)	This company is fully consolidated by its Parent. The Parent is proportionately consolidated by the Repsol YPF Group.

(3)	This company is fully consolidated by its Parent. The Parent is accounted for by the equity method in the Repsol YPF Group.

(4)	Consolidation method:

F.C.:	Full consolidation

P.C.:	Proportionate consolidation

E.M.:	Equity method

(5) Percentage of the Parent shareholding over the Shareholder

Note: Companies which currency is not euro have been converted at close balance exchange rate.

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2007

						12/31/2007			01/01/2007
Name	Country	Parent	Other Share holder(1)	Transaction	Date	Consolidation Method(4)	% of Total Ownership		Consolidation Method(4)	% of Total Ownership
							% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
A.I.E. Ciudad Sanitaria Vall d' Hebrón	Spain	La Energía, S.A.		Exclusion from the scope of consolidation	Dec-07	—	—	—	P.C.	25.06	81.25
AECS Hospital Bellvitge AIE	Spain	La Energía, S.A.		Exclusion from the scope of consolidation by liquidation	Dec-07	—	—	—	P.C.	15.42	50.00
Alas Capital & GN, S.A.(3)	Spain	Desarrollo de Energías Renovables, S.A.		Inclusion in the scope of consolidation	Dec-07	E.M	12.34	40.00	—	—	—
Argentine Private Development Company (APDC)	Cayman Islands	YPF, S.A.		Exclusion from the scope of consolidation	Sep-07	—	—	—	F.C.	99.04	100.00
A&C Pipeline Holding	Cayman Islands	YPF, S.A.		Increase in sharecapital	Dec-07	E.M	35.65	35.65	E.M	17.83	18.00
Burgalesa de Generación Eólica, S.A.	Spain	Sinia XXI, S.A.		Exclusion from the scope of consolidation by sale	Feb-07	—	—	—	E.M	7.48	24.24
Calgas SCARL(2)	Italy	Italmeco S.R.L.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Central Anahuac, SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Central Lomas del Real, SA de CV(2)	Mexico	Controladora del Golfo, S.A. de C.V.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Central Saltillo S.A. de C.V.(2)	Mexico	Gas Natural Internacional, SDG, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Central Vallehermoso SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2007—Continued

						12/31/2007			01/01/07
Name	Country	Parent	Other Shareholder(1)	Transaction	Date	Consolidation Method(4)	% of Total Ownership		Consolidation Method(4)	% of Total Ownership
							% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
Compañía Logística de Hidrocarburos CLH, S.A.	Spain	Repsol YPF, S.A.	PETRONOR	Decrease in sharecapital	Dec-07	E.M	15.00	15.00	E.M	25.00	25.00
Compañía Mexicana de Gerencia y Operación SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Controladora del Golfo SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
El Andalus LNG Spa.	Spain	Repsol Exploración Argelia, S.A.	Gas Natural Exploración, S.L..	Decrease in sharecapital	Dec-07	E.M	9.87	32.00	P.C.	57.87	80.00
Electricidad Aguila de Altamira SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Energías Eólicas de Lanzarote, S.L.(3)	Spain	Desarrollo de Energías Renovables, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	15.43	50.00	—	—	—
Energías Eólicas Fuerteventura, S.L.(3)	Spain	Desarrollo de Energías Renovables, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	15.43	50.00	—	—	—
Euro 24, S.L.	Spain	Autoclub Repsol, S.L.		Increase in sharecapital	Apr-07	F.C.	100.00	100.00	F.C.	48.33	100.00
Gas Natural SDG Argentina, S.A.(2)	Argentina	Gas Natural Internacional, SDG, S.A.		Increase in sharecapital	Jun-07	P.C.	30.85	100.00	P.C.	22.21	72.00
Gas Natural Vehicular del Norte A en P(3)	Mexico	Gas Natural Servicios, S.A. de C.V.		Inclusion in the scope of consolidation	Oct-07	P.C.	13.67	44.30	—	—	—
Gas Natural West Africa, S.L.(2)	Spain	Gas Natural Exploración, S. L.		Inclusion in the scope of consolidation	Nov-07	P.C.	30.85	100.00	—	—	—
Gasoducto del Río SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
GN Energy Canarias SL(2)	Spain	Desarrollo de Energías Renovables, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
GN Wind Canarias SL(2)	Spain	Desarrollo de Energías Renovables, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2007—Continued

						12/31/2007			01/01/07
Name	Country	Parent	Other Shareholder(1)	Transaction	Date	Consolidation Method(4)	% of Total Ownership		Consolidation Method(4)	% of Total Ownership
							% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
GN Wind SL(2)	Spain	Desarrollo de Energías Renovables, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
GN Wind SL 2(2)	Spain	Desarrollo de Energías Renovables, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
GN Wind SL 3(2)	Spain	Desarrollo de Energías Renovables, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
GN Wind SL 4(2)	Spain	Desarrollo de Energías Renovables, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
GN Wind SL 5(2)	Spain	Desarrollo de Energías Renovables, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
GN Wind SL 6(2)	Spain	Desarrollo de Energías Renovables, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Invergas, S.A(2)	Argentina	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Increase in sharecapital	Jun-07	P.C.	30.85	100.00	P.C.	22.21	72.00
Iradia Climatización AIE	Spain	Gas Natural Soluciones, S.L.	Gas Natural Servicios SDG, S.A.	Exclusion from the scope of consolidation by liquidation	Nov-07	—	—	—	P.C.	30.85	100.00
Italmeco S.R.L.(2)	Italy	Gas Natural Internacional, SDG, S.A.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Limagás, S.A.	Peru	Repsol YPF Comercial Perú, S.A.		Exclusion from the scope of consolidation	Dec-07	—	—	—	E.M	29.85	29.97
Mecogas SRL(2)	Italy	Italmeco S.R.L.		Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2007—(Continued)

						12/31/2007			01/01/2007
Name	Country	Parent	Other Shareholder (1)	Transaction	Date	Consolidation Method(4)	% of Total Ownership		Consolidation Method(4)	% of Total Ownership
							% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
Natural Energy, S.A.(2)	Argentina	Gas Natural Internacional SDG, S.A.	La Propagadora del Gas, S.A.	Increase in sharecapital	Jun-07	P.C.	30.85	100.00	P.C.	22.21	72.00
Natural Servicios, S.A.(2)	Argentina	Gas Natural Internacional, SDG, S.A.		Increase in sharecapital	Jun-07	P.C.	30.85	100.00	P.C.	22.21	72.00
Oleoducto Trasandino Argentino, S.A.	Argentina	YPF, S.A.		Increase in sharecapital	Dec-07	E.M	35.65	35.65	E.M	17.83	18.00
Oleoducto Trasandino Chile, S.A.	Chile	YPF, S.A.	Repsol YPF Chile, S.A.	Increase in sharecapital	Dec-07	E.M	35.65	35.65	E.M	17.83	18.00
Operaciones y Servicios YPF, Ltda.	Chile	Repsol YPF Chile, Limitada	Petróleos Transandinos, S.A.	Exclusion from the scope of consolidation by sale	Dec-07	—	—	—	F.C.	100.00	100.00
Petróleos Transandinos YPF, S.A.	Chile	Repsol YPF Chile, Limitada	YPF, S.A. / OPESSA	Exclusion from the scope of consolidation by sale	Dec-07	—	—	—	F.C.	99.99	100.00
Polymed	Algeria	Repsol Química, S.A.		Exclusion from the scope of consolidation	Jun-07	—	—	—	E.M	26.95	26.95
Polymer Technology Inc.	U.S.A.	Repsol Química, S.A.		Exclusion from the scope of consolidation	Nov-07	—	—	—	E.M	70.00	70.00
Repsol (UK) Ltd.	UK	Repsol International Finance, B.V.		Exclusion from the scope of consolidation by liquidation	Jul-07	—	—	—	E.M	100.00	100.00
Repsol YPF Tesorería y Gestión Financiera, S.A	Spain	Repsol YPF, S.A.	Repsol Petroleo, S.A	Inclusion in the scope of consolidation	Jan-07	F.C.	100.00	100.00	—	—	—

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2007—Continued

						12/31/2007			01/01/07
Name	Country	Parent	Other Shareholder(1)	Transaction	Date	Consolidation Method(4)	% of Total Ownership		Consolidation Method(4)	% of Total Ownership
							% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
Servicios y Operaciones Perú S.A.C	Peru	Repsol YPF Perú, B.V.		Inclusion in the scope of consolidation	Sep-07	F.C.	100.00	100.00	—	—	—
Termobarrancas	Venezuela	Repsol Exploración S.A.		Exclusion from the scope of consolidation by sale	Dec-07	—	—	—	F.C.	100.00	100.00
Termogaucha—Usina Termeléctrica, S.A.	Brazil	Repsol YPF Brasil, S.A.		Exclusion from the scope of consolidation by liquidation	Dec-07	—	—	—	P.C.	26.00	26.00
Transportadora Sulbrasielira de Gas (TSB)	Brazil	Repsol YPF Brasil, S.A.		Increase in sharecapital	Apr-07	P.C.	25.00	25.00	P.C.	15.00	15.00
Tratamientos Cinca Medio, S.L.(2)	Spain	La Energía, S.A.		Inclusion in the scope of consolidation	Sep-07	P.C.	24.68	80.00	—	—	—
YPF Jambi Merang, B.V.	Netherlands	YPF International, S.A.		Exclusion from the scope of consolidation	Apr-07	—	—	—	F.C.	99.04	100.00
Zhambai LLP	Kazakhstan	Repsol Exploración Kazakhstan, S.A.		Inclusion in the scope of consolidation	Dec-07	E.M	25.00	25.00	—	—	—

(1)	Other Group Companies with a shareholding lower than the Parent, on the company share capital

(2)Data	incorporated by Full Consolidation in the Parent company. The Parent is proportionately consolidated by the Repsol YPF Group.

(3)	Data incorporated by Full Consolidation in the Parent company. The Parent is accounted for by the equity method in the Repsol YPF Group.

(4)	Consolidation Method:

F.C.:	Full consolidation

P.C.:	Proportionate consolidation

E.M.:	Equity Method

(5)	Percentage of the Parent shareholding over the Shareholder

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2006

						12/31/2006			01/01/06
Name	Country	Parent	Other Shareholder (1)	Transaction	Date	Consolidation Method (4)	% of Total Ownership		Consolidation Method (4)	% of Total Ownership
							% of Direct Ownership	% of Control (5)		% of Direct Ownership	% of Control (5)
Petroleum Oil & Gas España, S.A.(1)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Inclusion in the scope of consolidation	Mar-06	P.C.	30.85	100.00	—	—	—
West Siberia\n Resources LTD	Russia	Repsol Exploración, S.A.		Inclusion in the scope of consolidation	Jun-06	E.M	10.00	10.00	—	—	—
Termobarrancas, C.A.	Venezuela	Repsol Exploración, S.A.		Increase in sharecapital	Mar-06	F.C.	100.00	100.00	F.C.	51.00	100.00
Servicios de seguridad Mancomunados (SESEMA)	Spain	Repsol Petróleo, S.A.	Repsol Butano, S.A. y Repsol Química, S.A.	Inclusion in the scope of consolidation	Jan-06	F.C.	100.00	100.00	—	—	—
Compañía Auxiliar de Remolcadores y Buques Especiales, S.A. (CARSA)	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A./ PETRONOR	Inclusion in the scope of consolidation	Jan-06	F.C.	100.00	100.00	—	—	—
Repsol USA Holdings Corp	U.S.A.	Repsol Exploración, S.A.		Inclusion in the scope of consolidation	Jun-06	F.C.	100.00	100.00	—	—	—
Repsol Services Company	U.S.A.	Repsol USA Holdings Corp		Inclusion in the scope of consolidation	Jun-06	F.C.	100.00	100.00	—	—	—
Repsol Offshore E&P Inc.	U.S.A.	Repsol USA Holdings Corp		Inclusion in the scope of consolidation	Dec-06	F.C.	100.00	100.00	—	—	—
Repsol YPF Marketing S.A.C.	Peru	Repsol YPF Perú, B.V.		Inclusion in the scope of consolidation	Sep-06	F.C.	100.00	100.00	—	—	—
Quiriquire Gas, S.A.	Venezuela	Repsol YPF Venezuela, S.A.		Inclusion in the scope of consolidation	Jul-06	P.C.	60.00	60.00	—	—	—
Petroquiriquire, S.A.	Venezuela	Repsol YPF Venezuela, S.A.		Inclusion in the scope of consolidation	Jul-06	P.C.	40.00	40.00	—	—	—

137

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2006—Continued

						12/31/2006			01/01/06
Name	Country	Parent	Other Shareholder(1)	Transaction	Date	Consolidation Method(4)	% of Total Ownership		Consolidation Method(4)	% of Total Ownership
							% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
Cardón IV	Venezuela	Repsol YPF Venezuela Gas S.A.		Inclusion in the scope of consolidation	Nov-06	P.C.	50.00	50.00	—	—	—
Servicios Logísticos de Combustibles de Aviación, SLU	Spain	Terminales Canarios, S.L.		Inclusion in the scope of consolidation	Jan-06	P.C.	50.00	50.00	—	—	—
El Andalus LNG(2)	Spain	Repsol Exploración Argelia, S.A.	Gas Natural Exploración, S.L..	Inclusion in the scope of consolidation	Dec-06	P.C.	57.87	80.00	—	—	—
Repsol Electricidade e Calor, ACE	Portugal	Repsol Polimeros LDA		Inclusion in the scope of consolidation	Dec-06	E.M	66.70	66.70	—	—	—
UTE La Energía-GNE(1)	Spain	La Energía, S.A.	Gas Natural Electricidad SDG, S.A.	Inclusion in the scope of consolidation	Jul-06	P.C.	30.85	100.00	—	—	—
Lantarón Energía S.L.(1)	Spain	Gas Natural Electricidad SDG, S.A.	La Propagadora del Gas, S.A.	Inclusion in the scope of consolidation	Jul-06	P.C.	30.85	100.00	—	—	—
Gas Natural Comercial LNG, S.L.(1)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Inclusion in the scope of consolidation	May-06	P.C.	30.85	100.00	—	—	—
Repsol Eléctrica de Distribución, S.L.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A.	Change in consolidation method	Jan-06	F.C.	100.00	100.00	E.M	100.00	100.00
Repsol YPF Productos y Servicios Petrolíferos, S.A	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Change in consolidation method	Jan-06	F.C.	100.00	100.00	E.M	100.00	100.00
Repsol Chemie Deutchland GmbH	Germany	Repsol Química, S.A.		Change in consolidation method	Jan-06	F.C.	100.00	100.00	E.M	100.00	100.00
Repsol-Gas Natural LNG(3)	Spain	Repsol YPF, S.A.	Gas Natural SDG, S.A.	Change in percentage of ownership	Jun-06	P.C.	65.42	100.00	P.C.	15.42	100.00

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2006—Continued

						12/31/2006			01/01/06
Name	Country	Parent	Other Shareholder(1)	Transaction	Date	Consolidation Method(4)	% of Total Ownership		Consolidation Method(4)	% of Total Ownership
							% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
Gas Natural Álava, S.A.	Spain	Gas Natural SDG, S.A.		Exclusion from the scope of consolidation by sale	Sep-06	—	—	—	E.M	3.08	10.00
YPF Energy Holdings N.V.	Netherlands Antilles	YPF International, S.A.		Exclusion from the scope of consolidation by dissolution	Nov-06	—	—	—	F.C.	99.04	100.00
Autoclub Repsol S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Reclassified to assets available for sale	Dec-06	—	—	—	F.C.	48.42	50.00
Autoclub Repsol Servicios S.L.	Spain	Autoclub Repsol S.L.		Reclassified to assets available for sale	Dec-06	—	—	—	F.C.	48.42	100.00
Correduría Autoclub Repsol Seguros S.L.	Spain	Autoclub Repsol S.L.		Reclassified to assets available for sale	Dec-06	—	—	—	F.C.	48.42	100.00
Energy Infraestructure Asia, B.V.	Netherlands	Repsol Butano, S.A.		Reclassified to assets available for sale	Dec-06	—	—	—	P.C.	51.00	51.00
Energy Infraestructure India, Ltd.	India	Energy Infraestructure Asia, B.V.		Reclassified to assets available for sale	Dec-06	—	—	—	P.C.	51.00	100.00
Natural Servicios, S.A.(1)	Argentina	Gas Natural Internacional, SDG, S.A.		Decrease in sharecapital	Dec-06	P.C.	22.21	72.00	P.C.	24.46	79.31

(1)	This company is fully consolidated by its Parent. The Parent is proportionately consolidated by the Repsol YPF Group.

(2)	48% ownership interest held by Repsol Exploración Argelia, S.A. (proportionately consolidated) and 32% by Gas Natural Exploración, S.A. (30.85% proportionately consolidated).

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2006—Continued

(3)	50% ownership interest held by Repsol YPF, S.A. and 50% by Gas Natural SDG, S.A. In 2006 Repsol YPF, S.A. proportionately consolidated 50% of its ownership interest.

(4)	Consolidation Method:

F.C.:	Full consolidation

P.C.:	Proportionate consolidation

E.M.:	Equity Method

(5)	Percentage of the Parent shareholding over the Shareholder

JOINTLY CONTROLLED ASSETS AND OPERATIONS AS OF

DECEMBER 31, 2007	APPENDIX II

Name	Percentage of ownership (%)	Operator	Line of business
Algeria
Gassi chergui	60%	Repsol Exploración Argelia	Exploration and production
M’sari Akabli	45%	Repsol Exploración Argelia	Exploration and production
Reggane	45%	Repsol Exploración Argelia	Exploration and production
TFR	60%	Repsol Exploración Argelia	Exploration and production
TFT	30%	GIFT	Exploration and production

Argentina
Acambuco	22.50%	Pan American Energy LLC	Exploration and production
Agua Pichana	27.27%	Total Austral, S.A.	Exploration and production
Aguaragüe	30.00%	Tecpetrol, S.A.	Exploration and production
CAM–2/A SUR	50.00%	Sipetrol S.A.	Exploration and production
Campamento Central/Cañadón Perdido	50.00%	YPF, S.A.	Exploration and production
CNQ 7/A	50.00%	Petro Andina Resources Ltd. Sucursal Argentina	Exploration and production
El Tordillo	12.20%	Tecpetrol, S.A.	Exploration and production
La Tapera y Puesto Quiroga	12.20%	Tecpetrol, S.A.	Exploration and production
Llancanelo	51.00%	YPF, S.A.	Exploration and production
Magallanes	50.00%	Sipetrol S.A.	Exploration and production
Palmar Largo	30.00%	Pluspetrol, S.A.	Exploration and production
Puesto Hernández	61.55%	Petrobas Energía, S.A.	Exploration and production
Ramos	15.00%	Pluspetrol, S.A.	Exploration and production
San Roque	34.11%	Total Austral, S.A.	Exploration and production
Tierra del Fuego	30.00%	Petrolera L.F. Company S.R.L.	Exploration and production
Yac La ventana-Rio Tunuyan	60.00%	YPF, S.A.	Exploration and production
Zampal Oeste	70.00%	YPF, S.A.	Exploration and production

Brazil
BM–C–33	50%	Repsol YPF Brasil	Exploration
BM–ES–29	100%	Repsol YPF Brasil	Exploration
BM–ES–30	40%	Amerada Hess	Exploration
BM–S–55	75%	Repsol YPF Brasil	Exploration
BM–S–47	50%	BGE&P Brasil	Exploration
BM–S–48	75%	Repsol YPF Brasil	Exploration
BM–S–51	40%	Petrobras S.A.	Exploration
BM–S–50	20%	Petrobras S.A.	Exploration
BM–S–43	25%	Shell	Exploration
BM–S–44	25%	Petrobras S.A.	Exploration
BM–S–13	40%	BGE&P Brasil	Exploration
BM–S–9	25%	Petrobras S.A.	Exploration
BM–S–7	37%	Petrobras S.A.	Exploration
BM–C–3	20%	Petrobras S.A.	Exploration
BM–C–4	30%	Petrobras S.A.	Exploration
BM–ES–21	20%	Petrobras S.A.	Exploration
ALBACORA LESTE	10%	Petrobras S.A.	Exploration

JOINTLY CONTROLLED ASSETS AND OPERATIONS AS OF

DECEMBER 31, 2007 (continued)	APPENDIX II

Name	Percentage of ownership (%)	Operator	Line of business
Bolivia
Bloque Monteagudo	50%	Repsol E&P Bolivia S.A.	Exploration
Bloque Caipipendi	38%	Repsol E&P Bolivia S.A.	Exploration
Bloque Charagua	30%	Repsol E&P Bolivia S.A.	Exploration
Bloque San Alberto	50%	Petrobras S.A.	Exploration
Bloque San Antonio	50%	Petrobras S.A.	Exploration
Planta de Servicios de Compresión de Gas Río Grande	50%	Andina S.A.	Compression of gas

Canada
Canaport Ltd. Partnership	75%	Canaport Ltd.	Regasification of LNG

Colombia
Capachos	50%	Repsol Exploración Colombia	Exploration and production

Ecuador
Bloque 14	25%	Petroriente S.A.	Exploration and production
Bloque 16	35%	Repsol YPF Ecuador S.A.	Exploration and production

Spain
Albatros	82%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Boqueron	62%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Angula	54%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Casablanca	69%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Gaviota	82%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Barracuda	60%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Rodaballo	69%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Chipiron	98%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production

Libya
NC115	10%	Akakus Oil Operations	Production
NC186/187/190	8%	Akakus Oil Operations	Production
BLOQUES 199-204	60%	Repsol Exploración Murzuq	Exploration
EPSA3	35%	Woodside Energy N.A.	Exploration
BLOQUE 137	50%	Petro - Canda Ventures (North Africa) Ltd.	Exploration

Peru
Lotes 56 & 88	10%	Pluspetrol Perú Corporation	Exploration and production

Trinidad & Tobago
BPTT Offshores Trinidad	30%	BP	Exploration and production

Venezuela
Yucal Placer	15%	Repsol YPF Venezuela	Exploration and production

JOINTLY CONTROLLED ASSETS AND OPERATIONS AS OF

DECEMBER 31, 2006	APPENDIX II

Name	Percentage of Ownership (%)	Operator	Line of Business
Algeria
TFT	30.00%	GTFT	Exploration and production
TFR	60.00%	Repsol Exploración Argelia	Exploration and production
Argentina
Acambuco	22.50%	Pan American Energy LLC	Exploration and production
Agua Pichana	27.27%	Total Austral, S.A.	Production
Aguaragüe	30.00%	Tecpetrol, S.A.	Exploration and production
Bandurria	27.27%	YPF, S.A.	Exploration
CAM-1	50.00%	Sipetrol S.A.	Exploration and production
CAM-2/A SUR	50.00%	Sipetrol S.A.	Exploration and production
CAM-3	50.00%	Sipetrol S.A.	Exploration and production
Campamento Central / Cañadón Perdido	50.00%	YPF, S.A.	Production
CCA-1 GAN GAN	50.00%	Wintershall Energía, S.A.	Exploration
CGSJ—V/A	50.00%	Wintershall Energía, S.A.	Exploration
El Tordillo	12.20%	Tecpetrol, S.A.	Production
Filo Morado	50.00%	YPF, S.A.	Electricity generation
La Tapera y Puesto Quiroga	12.20%	Tecpetrol, S.A.	Exploration
Llancanelo	51.00%	YPF, S.A.	Exploration and production
Magallanes	50.00%	Sipetrol S.A.	Production
Palmar Largo	30.00%	Pluspetrol, S.A.	Production
Puesto Hernández	61.55%	Petrobas Energía, S.A.	Production
Ramos	15.00%	Pluspetrol Energy, S.A.	Production
San Roque	34.11%	Total Austral, S.A.	Exploration and production
Tierra del Fuego	30.00%	Pan American Fueguina S.R.L.	Production
Zampal Oeste	70.00%	YPF, S.A.	Exploration and production

Brazil
BM-C-33	50.00%	Repsol YPF Brasil	Exploration
BM-ES-29	100.00%	Repsol YPF Brasil	Exploration
BM-ES-30	40.00%	Amerada Hess	Exploration
BM-S-55	75.00%	Repsol YPF Brasil	Exploration
BM-S-47	50.00%	BG E&P Brasil	Exploration
BM-S-48	75.00%	Repsol YPF Brasil	Exploration
BM-S-51	40.00%	Petrobras S.A.	Exploration
BM-S-50	20.00%	Petrobras S.A.	Exploration
BM-S-43	25.00%	Shell	Exploration
BM-S-44	25.00%	Petrobras S.A.	Exploration
BM-S-13	40.00%	BG E&P Brasil	Exploration
BM-S-9	25.00%	Petrobras S.A.	Exploration
BM-S-7	37.00%	Petrobras S.A.	Exploration
BM-C-3	20.00%	Petrobras S.A.	Exploration
BM-C-4	30.00%	Petrobras S.A.	Exploration
BM-ES-21	20.00%	Petrobras S.A.	Exploration
ALBACORA LESTE	10.00%	Petrobras S.A.	Development

JOINTLY CONTROLLED ASSETS AND OPERATIONS AS OF

DECEMBER 31, 2006—Continued	APPENDIX II

Name	Percentage of Ownership (%)	Operator	Line of Business
Bolivia
Bloque Monteagudo	50.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque Caipipendi	38.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque Charagua	30.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque San Alberto	50.00%	Petrobras S.A.	Exploration
Bloque San Antonio	50.00%	Petrobras S.A.	Exploration
Planta de Servicios de Compresión de Gas Río Grande	50.00%	Andina S.A.	Compression of gas

Canada
Canaport Ltd. Partnership	75.00%	Canaport Ltd.	L.N.G. regasification

Colombia
Capachos	35.00%	Repsol Exploración Colombia	Exploration and production

E.A.U.
Dubai	25.00%	Dubai Marine Areas	Exploration and production

Ecuador
Bloque 14	25.00%	Vintage	Exploration and production
Bloque 16	35.00%	Repsol YPF Ecuador	Exploration and production

Spain
Albatros	82.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Boqueron	62.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Angula	54.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Casablanca	69.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Gaviota	82.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Barracuda	60.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Rodaballo	69.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Chipiron	98.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production

Libya
Bloque NC 115	10.00%	Repsol Oil Operations	Exploration and production
Bloque NC 186	8.00%	Repsol Oil Operations	Exploration and production
Paquetes 1-2-3	1-60%; 3-35%	Repsol Oil Operations	Exploration and production

Peru
Lotes 56 & 88	20.00%	Hunt Oil	Exploration and production

JOINTLY CONTROLLED ASSETS AND OPERATIONS AS OF

DECEMBER 31, 2006—Continued	APPENDIX II

Name	Percentage of Ownership (%)	Operator	Line of Business

Trinidad & Tobago
BPTT Offshores Trinidad	30.00%	BP	Exploration and production

Venezuela
Yucal Placer	15.00%	Repsol YPF Venezuela	Exploration and production
Menegrande	40.00%	Repsol YPF Venezuela	Exploration and production

APPENDIX III

Detail of the directors’ holdings in and/or positions discharged at companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the company object of Repsol YPF, S.A.

Antonio Brufau Niubó

Positions:

Deputy Chairman of the Board of Directors of Gas Natural SDG, S.A.

Holdings:

Gas Natural SDG, S.A.: 32,306 shares

Isidre Fainé Casas

Holdings:

Gas Natural SDG, S.A.: 12 shares

Juan María Nin Génova

Holdings:

Gas Natural SDG, S.A.: 144 shares

Henri Philippe Reichstul

Positions:

Director of Ashmore Energy Internacional—Houston.

Director of Brenco—Companhia Brasileira de Energia Renovável.

Luís Suárez de Lezo Mantilla

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

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2005
Costs capitalised to assets with proved reserves	26,006	300	1,188	20,309	4,174	35
Costs capitalised to assets with non proved reserves	1,218	—	46	382	771	19

	27,224	300	1,234	20,691	4,945	54
Auxiliary equipment and facilities	1,755	428	336	350	641	—

Total capitalised costs	28,979	728	1,570	21,041	5,586	54
Accumulated depreciation and impairment losses	(17,025)	(636)	(1,028)	(13,621)	(1,735)	(5)

Net amounts	11,954	92	542	7,420	3,851	49

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2006
Costs capitalised to assets with proved reserves	25,002	303	1,152	19,291	3,514	742
Costs capitalised to assets with non proved reserves	2,043	—	109	290	617	1,027

	27,045	303	1,261	19,581	4,132	1,769
Auxiliary equipment and facilities	1,934	428	322	358	801	26

Total capitalised costs	28,979	730	1,583	19,939	4,933	1,795
Accumulated depreciation and impairment losses	(16,880)	(649)	(1,049)	(13,580)	(1,597)	(5)

Net amounts	12,099	82	533	6,359	3,336	1,789

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2007
Costs capitalised to assets with proved reserves	24,002	359	1,108	18,241	3,320	974
Costs capitalised to assets with non proved reserves	1,999	—	173	169	535	1,122

	26,001	359	1,281	18,410	3,855	2,096
Auxiliary equipment and facilities	2,047	425	254	356	933	79

Total capitalised costs	28,048	784	1,535	18,766	4,788	2,175
Accumulated depreciation and impairment losses	(16,699)	(665)	(1,013)	(13,272)	(1,745)	(4)

Net amounts	11,349	119	522	5,494	3,043	2,171

The Company’s share in equity method investees’ net capitalized costs as of December 31, 2007 amounted to € 83 million corresponding to Rest of the World area.

Costs incurred

The costs incurred represent amounts capitalised or charged to profit during the year relating to acquisitions of assets with oil and gas reserves and exploration and development activities.

	Million of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2005
Acquisitions of assets with proved reserves	37	—	—	—	37	—
Acquisitions of assets with non proved reserves	262	—	—	—	258	4
Exploration costs	413	21	125	94	143	30
Development costs	1,447	8	60	904	465	10

TOTAL	2,159	29	185	998	903	44

	Million of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2006
Acquisitions of assets with proved reserves	663	—	—	—	—	663
Acquisitions of assets with non proved reserves	1,064	—	—	—	—	1,064
Exploration costs	519	3	192	100	132	91
Development costs	1,712	6	106	1,139	396	66

TOTAL	3,959	9	298	1,239	528	1,885

	Million of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2007
Acquisitions of assets with proved reserves	119	—	—	—	—	119
Acquisitions of assets with non proved reserves	175	—	—	—	—	175
Exploration costs	750	10	275	114	209	142
Development costs	1,834	43	142	1,012	357	280

TOTAL	2,878	53	417	1,126	566	716

The Company’s share in equity method investees’ net costs incurred for the year ended December 31, 2007 amounted to € 37 million corresponding to Rest of the World area.

Results of oil and gas production activities

The following table shows the income and expenses associated directly with the Group’s oil and gas production activities. It does not include any allocation of the finance costs or general expenses and, therefore, is not necessarily indicative of the contribution to consolidated net profit of the oil and gas activities.

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2005
Income
Sales to non-Group companies	2,359	—	264	800	1,291	4
Sales between business segments and to Group companies	4,398	48	668	3,227	455	—
Other income	731	—	708	—	23	—

Total Income	7,488	48	1,640	4,027	1,769	4

Production costs(1)	(2,356)	(12)	(316)	(1,287)	(739)	(2)
Exploration expenses	(275)	(21)	(100)	(64)	(78)	(12)
Other operating expenses	(404)	(19)	(4)	(135)	(245)	(1)
Depreciation and amortisation charge	(1,280)	(2)	(75)	(890)	(311)	(2)

Profit (Loss) before taxes and charges	3,173	(6)	1,145	1,651	396	(13)
Taxes and charges	(1,960)	(2)	(812)	(774)	(375)	3

Results of oil and gas production activities(2)	1,213	(8)	333	877	21	(10)

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2006
Income
Sales to non-Group companies	3,127	—	364	876	1,883	3
Sales between business segments and to Group companies .	5,034	51	689	3,656	639	—
Other income	1,004	30	879	—	95	—

Total Income	9,164	81	1,932	4,532	2,616	3

Production costs(1)	(3,130)	(19)	(352)	(1,534)	(1,224)	(1)
Exploration expenses	(436)	(4)	(125)	(102)	(121)	(84)
Other operating expenses	(375)	(26)	—	(305)	(43)	—
Depreciation and amortisation charge	(1,758)	(8)	(82)	(1,260)	(406)	(1)

Profit (Loss) before taxes and charges	3,467	25	1,373	1,330	822	(83)
Taxes and charges	(1,639)	(9)	(903)	(451)	(277)	—

Results of oil and gas production activities(2)	1,827	16	471	879	544	(83)

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2007
Income
Sales to non-Group companies	2,702	—	84	835	1,779	4
Sales between business segments and to Group companies	4,431	39	577	3,278	537	—
Other income	1,091	—	1,046	—	45	—

Total Income	8,224	39	1,707	4,113	2,361	4

Production costs(1)	(2,680)	(16)	(185)	(1,513)	(965)	(1)
Exploration expenses	(592)	(6)	(181)	(109)	(145)	(151)
Other operating expenses	(357)	(7)	—	(292)	(56)	(2)
Depreciation and amortisation charge	(1,682)	(11)	(77)	(1,191)	(401)	(2)

Profit (Loss) before taxes and charges	2,913	(1)	1,264	1,008	794	(152)
Taxes and charges	(1,792)	1	(1,002)	(469)	(362)	40

Results of oil and gas production activities (2)	1,121	—	262	539	432	(112)

(1)	Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina amounting to € 1.309, € 1.919 and € 1.365 million and transport and other costs totalling € 227, € 242 and € 184 million in 2005, 2006 and 2007, respectively.

(2)	The results do not include a net expense of € 74, € 223 and € 16 million in 2005, 2006 and 2007 relating to the impairment provisions accounted as a result of the comparison between market value (discounted cash flows) from proved and non-proved reserves (the latter subject to a risk factor) of oil and gas from each field owned by the Company at year-end and the carrying amount of the assets associated therewith.

Estimated proved net developed and undeveloped oil and gas reserves:

The tables below reflect the net developed and undeveloped proved reserves of crude oil, condensed oil and LPG and natural gas as of December 31, 2005, 2006 and 2007, and the variations therein. Proved reserves shown includes the reserves equivalent to the economic income obtained under certain production sharing contracts entered into as of 31 december, 2005, 2006 and 2007.

All the proved reserves in each year were estimated by the Company and independent engineers in accordance with the rules and regulations established for the oil and gas industry and with the Rule 4-10(a) (1) through (13) of Regulation S-X issued by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board of the U.S. which govern accounting and financial reporting practices in the U.S.A In accordance with these rules, proved oil and gas reserves are the estimated quantities of crude oil, condensed oil, LPG and natural gas that geological and engineering information indicate with reasonable certainty can be extracted from known fields in future years under existing economic and operating conditions, such as prices and costs as of the date of the estimates.

In 2007 a now external auditing cycle began. Independent auditing firms and DeGolyer and Mac Naughton (D&M), Gaffney, Cline and Associates (GCA) and Ryder Scott Co. (RSC) audited up to a 44.5% of the total Groups’s consolidated proved reserves. During 2008 and 2009 the remaining 55.5% will be audited to cover all the producing areas.

Proved developed and undeveloped reserves of crude oil, condensate and natural gas liquids:

	Thousands of barrels
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 december 2004(1)	1,581,698	3,749	151,447	1,065,531	354,643	6,328
Revisions of previous estimates	(268,885)	355	(13,821)	(178,671)	(76,747)	1
Increase due to improvement in recovery techniques	7,042	—	—	7,042	—	—
Extensions and discoveries	16,735	—	31	14,694	2,010	—
Purchase of reserves	38,360	—	—	—	38,360	—
Sales of reserves	(14,421)	—	—	—	(14,421)	—
Production	(193,868)	(880)	(20,491)	(134,313)	(38,179)	(5)

Reserves at 31 december 2005(1)(2)	1,166,660	3,223	117,166	774,282	265,666	6,323
Revisions of previous estimates	52,422	623	70,137	8,696	(27,033)	—
Increase due to improvement in recovery techniques	9,002	—	—	8,708	294	—
Extensions and discoveries	13,128	—	899	11,610	620	—
Purchase of reserves	40,155	—	—	—	—	40,155
Sales of reserves	(30,313)	—	(26,722)	—	(3,590)	—
Production	(191,698)	(729)	(27,834)	(126,940)	(36,189)	(5)

Reserves at 31 december 2006(1)	1,059,356	3,117	133,644	676,356	199,767	46,473
Revisions of previous estimates	28,860	486	785	45,667	(19,523)	1,445
Increase due to improvement in recovery techniques	7,557	—	—	7,551	6	—
Extensions and discoveries	26,695	—	14,078	9,550	3,068	—
Purchase of reserves	5,283	—	—	—	—	5,283
Sales of reserves	—	—	—	—	—	—
Production	(176,175)	(731)	(22,875)	(120,286)	(32,254)	(28)

Reserves at 31 december 2007(1)	951,578	2,871	125,631	618,838	151,064	53,173

Proved developed reserves of crude oil, condensate and gas natural liquids:

At 31 december 2004	1,227,855	3,749	119,038	866,504	238,533	32
At 31 december 2005	875,237	3,223	96,644	606,596	168,747	27
At 31 december 2006	777,746	3,117	105,067	522,899	146,642	22
At 31 december 2007	667,592	2,663	90,597	460,929	113,212	192

Note: The aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Includes 50,231 and 28,266 thousands of barrels relating to the minority interest of Empresa Petrolera Andina, S.A at 31 december 2004 and 2005, respectively. In 2006 and 2007, data relating to Empresa Petrolera Andina, S.A. are shown net of minority interest (8,998 and 4,730 thousand of barrels).

(2)	Reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the transformation of operating contracts into joint control entities (“Empresas Mixtas”).

Proved developed and undeveloped reserves of natural gas:

	Millions of Standard Cubic Feet
	Total	Spain	Africa Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 december 2004 (1)	14,342,169	—	240,036	5,867,076	8,226,825	8,232
Revisions of previous estimates	(1,095,047)	3,099	(65,684)	(433,183)	(599,484)	204
Increase due to improvement in recovery techniques	488	—	—	488	—	—
Extensions and discoveries	128,521	—	—	29,659	98,862	—
Purchase of reserves	34,411	—	—	—	34,411	—
Sales of reserves	(27,266)	—	—	—	(27,266)	—
Production	(1,246,632)	(2,125)	(20,683)	(692,343)	(530,848)	(633)

Reserves at 31 december 2005(1)(2)	12,136,644	974	153,669	4,771,697	7,202,500	7,803

Revisions of previous estimates	(2,253,553)	682	30,864	(62,965)	(2,222,134)	—
Increase due to improvement in recovery techniques	2	—	—	2	—	—
Extensions and discoveries	55,467	—	7,135	46,285	2,047	—
Purchase of reserves	16,850	—	—	—	—	16,850
Sales of reserves	(939)	—	—	—	(939)	—
Production	(1,236,143)	(1,656)	(24,707)	(673,817)	(535,402)	(561)

Reserves at 31 december 2006(1)	8,718,327	—	166,961	4,081,202	4,446,072	24,092

Revisions of previous estimates	566,784	—	(37,168)	318,273	295,364	(9,685)
Increase due to improvement in recovery techniques	47	—	—	47	—	—
Extensions and discoveries	9,897	—	—	9,266	631	—
Purchase of reserves	1,706	—	—	—	—	1,706
Sales of reserves	—	—	—	—	—	—
Production	(1,140,605)	—	(21,309)	(655,050)	(463,723)	(523)

Reserves at 31 december 2007(1)	8,156,157	—	108,484	3,753,737	4,278,346	15,590

Proved developed reserves of natural gas:

At 31 december 2004	9,063,166	—	192,043	4,127,982	4,739,078	4,063
At 31 december 2005	7,159,849	974	99,203	3,273,111	3,782,928	3,633
At 31 december 2006	4,463,159	—	94,672	2,620,643	1,744,772	3,073
At 31 december 2007	4,112,159	—	67,754	2,468,611	1,573,175	2,620

Note: The aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Includes 1,701,751 and 1,349,622 millions of Standard Cubic Feet relating to the minority interest of Empresa Petrolera Andina, S.A at 31 december 2004 and 2005, respectively. In 2006 and 2007 data relating to Empresa Petrolera Andina, S.A. are shown net of minority interest (331,136 and 297,644 million of standard cubic feet).

(2)	The reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the transformation of operating contracts into joint control entities (“Empresas Mixtas”).

Proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas:

	Thousands of Barrels of Oil Equivalent
	Total	Spain	Africa Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 december 2004(1)	4,135,956	3,749	194,195	2,110,424	1,819,795	7,794
Revisions of previous estimates	(463,907)	907	(25,519)	(255,819)	(183,513)	37
Increase due to improvement in recovery techniques	7,129	—	—	7,129	—	—
Extensions and discoveries	39,624	—	31	19,976	19,617	—
Purchase of reserves	44,489	—	—	—	44,489	—
Sales of reserves	(19,277)	—	—	—	(19,277)	—
Production	(415,886)	(1,259)	(24,175)	(257,615)	(132,720)	(118)

Reserves at 31 december 2005(1)(2)	3,328,128	3,397	144,533	1,624,095	1,548,391	7,712

Revisions of previous estimates	(348,923)	744	75,633	(2,518)	(422,783)	—
Increase due to improvement in recovery techniques	9,002	—	—	8,709	294	—
Extensions and discoveries	23,007	—	2,169	19,853	984	—
Purchase of reserves	43,156	—	—	—	—	43,156
Sales of reserves	(30,480)	—	(26,722)	—	(3,758)	—
Production	(411,848)	(1,024)	(32,235)	(246,943)	(131,541)	(105)

Reserves at 31 december 2006(1)	2,612,042	3,117	163,378	1,403,195	991,588	50,764

Revisions of previous estimates	129,801	486	(5,835)	102,350	33,080	(280)
Increase due to improvement in recovery techniques	7,566	—	—	7,560	6	—
Extensions and discoveries	28,458	—	14,078	11,200	3,180	—
Purchase of reserves	5,587	—	—	—	—	5,587
Sales of reserves	—	—	—	—	—	—
Production	(379,310)	(731)	(26,670)	(236,947)	(114,840)	(121)

Reserves at 31 december 2007(1)	2,404,144	2,871	144,951	1,287,358	913,014	55,950

Proved developed reserves of crude oil, condensate, natural gas liquids and natural gas:

At 31 december 2004	2,841,954	3,749	144,088	1,601,674	1,091,688	755
At 31 december 2005	2,150,366	3,397	114,311	1,189,519	842,465	674
At 31 december 2006	1,572,610	3,117	121,928	989,620	457,376	569
At 31 december 2007	1,399,945	2,663	102,663	900,575	393,386	658

Note 1: The aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

Note 2: See Section 2.2.1.1 Oil and Gas Reserves for a detailed discussion of the movements in reserves for the years ended 2006 and 2007.

(1)	Includes € 353,303 and € 268,626 thousand of barrels of oil equivalent relating to the minority interest of Empresa Petrolera Andina, S.A at 31 december 2004 and 2005, respectively. In 2006 and 2007, data relating to Empresa Petrolera Andina, S.A. are shown net of minority interest (€ 67,971 and € 57,739 thousand of barrels of oil equivalent).

(2)	The reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the transformation of operating contracts into joint control entities (“Empresas Mixtas”).

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

Future production costs were estimated on the basis of actual costs borne in 2005, 2006 and 2007. Future development costs were calculated on the basis of technical studies conducted by Repsol YPF and by the operators holding joint title with Repsol YPF. The taxes projected for each of the future years were determined by applying the applicable nominal tax rate, reduced by the tax benefits available to the Company in each of the years. The interest rate used to discount the future net revenues was 10%.

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

The following table shows the present value of the future net revenues relating to proved oil and gas reserves, calculated on the basis of the aforementioned assumptions:

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2005
Future cash inflows	69,362	489	6,752	35,291	26,799	31
Future development, production and abandonment costs	(24,794)	(315)	(2,036)	(11,165)	(11,274)	(4)
Future income tax expenses	(15,177)	(8)	(958)	(7,609)	(6,592)	(10)

Future net cash flows after taxes	29,391	166	3,758	16,517	8,933	17
10% annual discount for estimated timing of cash flows	(10,335)	(43)	(1,222)	(5,493)	(3,570)	(7)

Standardized measure of discounted future net cash flows(1)	19,056	123	2,536	11,024	5,363	10

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2006
Future cash inflows	54,861	418	9,147	26,370	16,797	2,129
Future production and abandonment costs	(17,796)	(295)	(1,740)	(8,256)	(7,203)	(300)
Future development costs	(4,027)	—	(144)	(2,450)	(1,079)	(355)
Future income tax expenses	(11,868)	6	(4,203)	(4,340)	(3,292)	(38)

Future net cash flows after taxes	21,171	128	3,060	11,324	5,222	1,437
10% annual discount for estimated timing of cash flows	(7,630)	(28)	(964)	(3,853)	(2,160)	(625)

Standardized measure of discounted future net cash flows	13,541	101	2,096	7,471	3,062	812

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2007
Future cash inflows	61,575	1,795	12,768	26,582	17,023	3,407
Future development, production and abandonment costs	(18,940)	(857)	(2,008)	(8,889)	(6,660)	(526)
Future development costs	(3,808)	(256)	(165)	(1,021)	(1,997)	(369)
Future income tax expenses	(15,359)	(260)	(6,706)	(4,849)	(3,335)	(209)

Future net cash flows after taxes	23,468	422	3,889	11,823	5,031	2,303
10% annual discount for estimated timing of cash flows	(8,277)	(315)	(1,164)	(4,008)	(1,770)	(1,020)

Standardized measure of discounted future net cash flows	15,191	107	2,725	7,815	3,261	1,283

(1)	Including € 253 million relating to minority interest of Empresa Petrolera Andina, S.A. at 31 December 2005.

Changes in Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

The detail of the changes in the standardized measure of discounted future net cash flows for 2005, 2006 and 2007 is as follows:

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Balance at 31 December 2004(1)	14,377	107	1,890	8,617	3,758	5

Changes due to sale or transfer prices or future production costs	9,053	2	1,155	5,539	2,349	8
Changes in future development costs	(1,055)	8	(57)	(589)	(416)	(1)
Oil and gas sales and transfers in the period	(4,477)	(33)	(533)	(3,019)	(891)	(1)
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	654	—	1	495	158	—
Net changes due to purchases/sales of assets	340	—	—	—	340	—
Net changes due to revisions of reserves	(2,860)	(4)	(305)	(2,531)	(20)	—
Previously estimated development costs incurred in the year	778	—	53	432	293	—
Effect of discounting to a different date and exchange rate effect	3,481	26	453	2,076	925	1
Other non-specific changes	—	—	—	—	—	—
Changes in income tax	(1,235)	17	(121)	4	(1,133)	(2)
Net change	4,679	16	646	2,407	1,605	5

Balance at 31 December 2005(1)	19,056	123	2,536	11,024	5,363	10

Changes due to sale or transfer prices or future production costs	(2,297)	(10)	669	(3,398)	449	(7)
Changes in future development costs	(795)	14	(3)	(385)	(422)	1
Oil and gas sales and transfers in the period	(4,985)	(35)	(687)	(2,795)	(1,466)	(2)
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	142	—	23	117	2	—
Net changes due to purchases/sales of assets	636	—	(31)	—	(49)	716
Net changes due to revisions of reserves	97	5	2,323	539	(2,879)	110
Previously estimated development costs incurred in the year	862	1	55	480	326	—
Effect of discounting to a different date and exchange rate effect	(472)	(4)	(75)	(270)	(123)	—
Other non-specific changes	—	—	—	—	—	—
Changes in income tax	1,294	6	(2,715)	2,160	1,859	(16)
Net change	(5,516)	(23)	(441)	(3,554)	(2,301)	802

Balance at 31 December 2006	13,541	101	2,096	7,471	3,062	812

Changes due to sale or transfer prices or future production costs	7,301	212	2,873	1,635	1,900	681
Changes in future development costs	(1,477)	(155)	(75)	(176)	(910)	(161)
Oil and gas sales and transfers in the period	(3,965)	(26)	(999)	(2,201)	(745)	6
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	987	—	761	171	55	—
Net changes due to purchases/sales of assets	138	—	—	—	—	138
Net changes due to revisions of reserves	1,159	46	30	1,165	175	(257)
Previously estimated development costs incurred in the year	826	—	63	381	222	160
Effect of discounting to a different date and exchange rate effect	(412)	(4)	(68)	(244)	(100)	4
Other non-specific changes	—	—	—	—	—	—
Changes in income tax	(2,907)	(67)	(1,956)	(387)	(398)	(100)
Net change	1,650	6	629	344	199	471

Balance at 31 December 2007	15,191	107	2,725	7,815	3,261	1,283

(1)	Including € 442 and € 253 million relating to minority interests of Empresa Petrolera Andina, S.A. at 31 December 2004 and 2005, respectively.