Form 20-F
period 2008-12-31
REPSOL YPF SA
filed 2009-06-29
CIK 847838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

Commission file number: 1-10220

Repsol YPF, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of incorporation or organization)

Paseo de la Castellana, 278—280, 28046 Madrid, Spain

(Address of principal executive offices)

Fernando Ramírez Mazarredo

Repsol YPF, S.A.

Paseo de la Castellana, 278-280, 28046 Madrid, Spain

Tel: (011-34) 91 753 8100

Facsimile Number: (011-34) 91 314 2821

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

The number of certain outstanding shares of each class of stock of Repsol International Capital Limited benefiting from a guarantee of Repsol YPF, S.A. at December 31, 2008 was:

Series A 7.45% non-cumulative guaranteed preference shares	29,000,000
Series B floating rate quarterly non-cumulative guaranteed preference shares	1,000,000
Series C floating rate quarterly non-cumulative guaranteed preference shares	2,000,000

The number of outstanding shares of each class of stock of Repsol YPF, S.A. as of December 31, 2008 was:

Ordinary shares, par value €1.00 per share	1,220,863,463

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CROSS REFERENCE SHEET

The following table provides cross reference between the contents of this annual report and the requirements of Form 20-F.

Form 20-F Item	Repsol YPF 2008 annual report
PART I	PART I

Item 1.	*
Item 2.	*
Item 3.	Item 1.	Key Information about Repsol YPF
Item 4.	Item 2.	Information on Repsol YPF
Item 4A.	Item 13F.	Unresolved Staff Comments
Item 5.	Item 3.	Operating and Financial Review and Prospects
Item 6.	Item 4.	Directors, Senior Management and Employees
Item 7.	Item 5.	Major Shareholders and Related Party Transactions
Item 8.	Item 6.	Financial Information
Item 9.	Item 7.	Offering and Listing
Item 10.	Item 8.	Additional Information
Item 11.	Item 9.	Quantitative and Qualitative Disclosure About Market Risk
Item 12.	*

PART II	PART II

Item 13.	Item 10.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Item 11.	Material Modifications to the Rights of Securities Holders and Use of Proceeds
Item 15.	Item 12.	Controls and Procedures
Item 16.	*
Item 16A.	Item 13A.	Audit Committee Financial Expert
Item 16B.	Item 13B.	Code of Ethics
Item 16C.	Item 13C.	Principal Accountant Fees and Services
Item 16D.	Item 13D.	Exemptions from the Listing Standards for Audit Committees
Item 16E.	Item 13E.	Purchases for Equity Securities by the Issuer and Affiliated Purchasers

PART III	PART III

Item 17.	*
Item 18.	Item 14.	Financial Statements
Item 19.	Item 15.	Exhibits

*	Not applicable.

Oil and Gas Terms

Oil and gas reserves definitions used in this annual report are in accordance with Rule 4-10(a) (1)-(17) of Regulation S-X and relevant guidance notes and letters issued by the U.S. Securities and Exchange Commission (“SEC”) Staff.

The definitions of reserves estimate, reserves audit and reserves review as given below and used hereunder are not terms defined under SEC rules or regulations effective as of December 31, 2008, and are terms used by Repsol YPF in this annual report as defined herein and consequently such definitions may be defined and used differently by other companies.

For the purpose of this annual report, any reserves estimate, or any reserves audit or any reserves review invoked hereunder, are in accordance with Rule 4-10(a) (1)-(17) of Regulation S-X of the SEC.

The following terms have the meanings shown below unless the context indicates otherwise:

“acreage”: The total area, expressed in acres or km2, over which Repsol YPF has interests in exploration or production. Net acreage is Repsol YPF’s interest in the relevant exploration or production area.

“concession contracts”: A grant of access for a defined area and time period that transfers certain entitlements to produce hydrocarbons from the host country to an enterprise. The company holding the concession generally has rights and responsibilities for the exploration, development, production and sale of hydrocarbon, and typically, an obligation to make payments at the signing of the concession and once production begins pursuant to applicable laws and regulations.

“condensate”: Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”: Crude oil with respect to Repsol YPF’s production and reserves includes condensate and natural gas liquids (“NGL”).

“exploratory well”: A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

“gas”: Natural gas.

“hydrocarbons”: Crude oil and natural gas.

“non-concessionary contract”: Contract regulating the relationship between states and oil companies with regard to the exploration and production of hydrocarbons, including production sharing contracts (PSC) and risk-and-reward agreements. Ownership is retained by the host government and is assigned to the national oil company jointly with the foreign oil company which has an exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract, the national oil company assigns to the international contractor the task of performing exploration and production activities with the contractor’s equipment and financial resources. Exploration and production risks are borne by the contractor and production is divided into two portions: “cost oil” is used to recover costs borne by the contractor and “profit oil” is shared between the contractor and the national company pursuant to applicable laws and regulations and represents the profit deriving from exploration and production. Further terms and conditions of these contracts may vary from country to country. Under these contracts, entitlement of reserves is based on the economic interest held by each party, as defined in the applicable contract. Under the economic interest method, the contractor's share of the cost recovery oil (or gas) revenue and the profit oil (or gas) revenue is divided by the year-end oil (or gas) price, which represents the volume entitlement. The lower the oil (or gas) price, the higher the volume entitlement, and vice versa.

i

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

•

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

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

“reserves audit”: The process of reviewing certain of the pertinent facts interpreted and assumptions underlying a reserves estimate prepared by another party and the rendering of an opinion about (i) the appropriateness of the methodologies employed, (ii) the adequacy and quality of the data relied upon, (iii) the depth and thoroughness of the reserves estimation process, (iv) the classification of reserves appropriate to the relevant definitions used, and (v) the reasonableness of the estimated reserves quantities.

“reserves estimate”: The process of performing a comprehensive evaluation by interpreting and assessing all the pertinent data to generate such proved reserves estimates and cash flow analysis. The main product of this evaluation results in a report that includes: (i) the actual reserve estimate quantities, (ii) the future producing rates from such reserves, (iii) the future net revenues from such reserves, and (iv) the present value of such future net revenue. This report may also include maps, logs or other technical backup used by the estimator.

“reserves review”: The process of conducting a high-level assessment of reserves estimates to determine if they are plausible. The steps consist primarily of:

•	inquiry;

•	analytical procedures;

•	analysis;

•	review of historical reserves performance; and

•	discussions with reserves management staff.

“Plausible” means the reserves estimate data appear to be worthy of belief based on the available information. It may result in a statement like “Nothing came to my attention that would indicate the reserves estimate has not been prepared and presented in accordance with the applicable principles and definitions.”

“surface conditions”: Represents the pressure and temperature conditions at which volumes of oil, gas, condensate and natural gas liquids are measured for report purpose. It is also referred to as standard conditions. For Repsol YPF these conditions are 14.7 psi for pressure and 60°F for temperature. All volume units expressed in this report are at surface conditions.

“third party reserves engineer”: A person with sufficient educational background, professional training and professional experience to exercise prudent professional judgment while in charge of the conduct of an audit, estimate or review of reserves. The determination of whether a third party reserves engineer is qualified is made on a case-by-case basis with reference to the recognition and respect of such third party reserves engineer’s peers. Repsol YPF would normally consider a third party reserves engineer to be qualified if such person (i) has a minimum of 10 years’ practical experience in petroleum engineering or petroleum production geology, with at least five years of such experience in charge of the estimates and evaluation of reserves information; and (ii) has either (A) obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other discipline of engineering or physical science or (B) received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

Repsol YPF’s standard of independence for a third party reserves engineer is that such person must not have any financial interest in the properties under evaluation. This is to ensure that there is no incentive for the third party reserves engineer’s reports to be outcome-oriented because there is no direct economic benefit for the third party reserves engineer as a consequence of the results of such person’s work. An independent third party reserves engineer’s compensation is based only on professional services carried out to deliver an unbiased analysis suitable for the public and financial communities. Repsol YPF also requires that a statement of such independence is included in the third party reserves engineer’s report.

Abbreviations:

“bbl”	Barrels.

“bcf”	Billion cubic feet = 10[9] cubic feet.

“bcm”	Billion cubic meters = 10[9] cubic meters.

“boe”	Barrels of oil equivalent.

“boe/d”	Barrels of oil equivalent per day.

“GWh”	Gigawatt hours.

“HP”	Horse Power.

“km”	Kilometers.

“km2”	Square kilometers.

“liquids”	Crude oil, condensate and natural gas liquids.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“m”	Thousand.

“mbbl/d”	Thousand barrels per day.

“mboe/d”	Thousand barrels of oil equivalent per day.

“mm”	Million.

“mmbbl”	Million barrels.

“mmboe”	Million barrels of oil equivalent.

“mmboe/d”	Million barrels of oil equivalent per day.

“mmBtu”	Million British thermal units.

“mmcf”	Million cubic feet.

“mmcf/d”	Million cubic feet per day.

“mmcm/d”	Million cubic meters per day.

“MW”	Megawatts.

“psi”	Pound per square inch.

“WTI”	West Texas Intermediate.

“USA”	United States of America.

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

1 barrel of oil equivalent = 5,615 cubic feet of gas = 1 barrel of oil, condensate or natural gas liquids

1 kilometer = 0.63 miles

1 million Btu = 252 termies

1 cubic meter of gas = 35.3147 cubic feet of gas

1 cubic meter of gas = 10 termies

1,000 acres = approximately 4 square kilometers

v

References

In this annual report, references to “Repsol YPF,” “Repsol YPF Group,” “Group,” “the Company,” “we,” “us” and “our” refer to Repsol YPF, S.A. and its consolidated subsidiaries, unless otherwise specified.

In this annual report, references to “Consolidated Financial Statements” are to Repsol YPF’s audited consolidated balance sheets as of December 31, 2008 and 2007, Repsol YPF’s audited consolidated statements of income for the years ended December 31, 2008, 2007 and 2006, Repsol YPF’s audited consolidated statements of recognised income and expenses for the years ended December 31, 2008, 2007 and 2006, Repsol YPF’s audited consolidated cash flow statements for the years ended December 31, 2008, 2007 and 2006, and the related notes and schedules thereto.

In this annual report, references to “euro” or “€” are to the euro, which is Spain’s legal currency, references to “dollars” or “$” or “US$” are to United States dollars, and references to “pesos” or “Ps.” are to Argentine pesos. A “billion” is a thousand million.

Presentation of Certain Information

Repsol YPF publishes its financial statements in euro. In accordance with European Union (“EU”) regulations, from January 1, 2005, Repsol YPF has prepared its financial statements in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the EU and in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

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

•

for the subsidiaries whose results and balance sheet were consolidated using the proportional integration method, a pro rata amount of the assets, liabilities and results of operations for such subsidiaries at the date or for the periods indicated plus the amount of any goodwill generated upon the acquisition of these subsidiaries, if any. For information regarding consolidation, see Note 3 to the Consolidated Financial Statements; and

•

for the subsidiaries whose results were consolidated using the equity method, the amount of the financial investment in such subsidiaries corresponds to the pro rata share of the value of the equity of such subsidiaries, plus the amount, if any, of any associated goodwill and whose results of operations are included within the item “Share of results of companies accounted for using the equity method” on our consolidated income statement.

Unless otherwise indicated, where this annual report provides translations into euro of amounts denominated in or resulting from transactions effected in currencies other than the euro, the conversion has been effected at the relevant exchange rate on the effective date of the transaction for accounting purposes. All other translations into euro of amounts in currencies other than the euro in this annual report have been calculated, unless otherwise indicated, at the relevant exchange rate on December 31, 2008.

Forward-looking Statements

This annual report, including any documents incorporated by reference, contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting

Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves and Repsol YPF’s plans with respect to capital expenditures, business strategy, geographic concentration, cost savings, investments and dividend payout policies. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict. Accordingly, Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend payout policies could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, factors described in Repsol YPF’s filings with the Securities and Exchange Commission and, in particular, those described in Item 1. “Key Information about Repsol YPF—Risk Factors” and Item 3. “Operating and Financial Review and Prospects” in this annual report. Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

PART I

1. Key Information about Repsol YPF

1.1	Selected Consolidated Financial Data

The following tables present selected consolidated financial data of Repsol YPF. You should read this table in conjunction with Item 3. “Operating and Financial Review and Prospects” and the Consolidated Financial Statements included elsewhere in this annual report.

The consolidated income statement data for each of the years in the three-year period ended December 31, 2008 and the consolidated balance sheet data as of December 31, 2008 and 2007, set forth below have been derived from the Consolidated Financial Statements and notes thereto included in this annual report, which have been prepared in accordance with IFRS as adopted by the EU and in accordance with IFRS as issued by the IASB and have been audited by our independent auditor, Deloitte, S.L. The consolidated income statement data for the years ended December 31, 2005 and 2004 and the consolidated balance sheet data as of December 31, 2006, 2005 and 2004, are derived from our audited consolidated financial statements, which are not included herein.

Pursuant to SEC Release No. 33-8879, “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards Without Reconciliation to U.S. GAAP,” Repsol YPF includes selected financial data prepared in compliance with IFRS, without a reconciliation to U.S. GAAP.

The following table presents selected consolidated financial data of Repsol YPF in accordance with IFRS for the periods indicated:

	Year ended December 31,
	2008	2007	2006	2005	2004
	(millions of euro, except per share and ADS amounts)
Consolidated income statement data
Operating revenues	60,975	55,923	55,080	51,045	40,292
Operating income	5,083	5,808	5,911	6,161	4,686
Profit before tax(1)	4,777	5,693	5,568	5,556	4,193
Net income	2,837	3,355	3,348	3,224	2,566
Net income attributable to minority interests	(126)	(167)	(224)	(104)	(152)
Net income attributable to the parent	2,711	3,188	3,124	3,120	2,414
Profit before tax per share or ADS(2)(3)	3.93	4.66	4.56	4.55	3.43
Basic and diluted earnings per share or ADS(2)(3)	2.23	2.61	2.56	2.56	1.98
Weighted average shares outstanding (millions)(3)	1,215	1,221	1,221	1,221	1,221

	At December 31,
	2008	2007	2006	2005	2004
	(millions of euro, except per share and ADS amounts)
Consolidated balance sheet data
Tangible assets	25,737	23,676	23,475	23,304	20,303
Total current assets(4)	14,852	15,623	14,162	14,306	11,863
Total assets	49,429	47,164	45,201	45,782	30,693
Non-current debt	6,791	6,647	7,038	6,236	7,333
Preference shares	3,524	3,418	3,445	3,485	3,386
Current debt	1,788	1,501	1,556	2,701	3,142
Net equity	21,270	19,162	18,042	16,790	13,230
Equity attributable to shareholders of the parent	20,100	18,511	17,433	16,262	12,806
Equity attributable to minority interests	1,170	651	609	528	424
Share capital	1,221	1,221	1,221	1,221	1,221

	Year ended December 31,
	2008	2007	2006	2005	2004
	(millions of euro, except per share and ADS amounts)

Other consolidated data
Cash flow from operating activities	6,699	5,712	6,038	6,056	4,314
Cash flow from investing activities	(4,715)	(4,082)	(5,220)	(3,132)	(3,486)
Cash flow from financing activities	(1,720)	(1,378)	(957)	(3,665)	(2,198)
Dividends per ADS or share(2)(3)	1.02	0.86	0.66	0.60	0.50

(1)	Includes equity in earnings of companies accounted for using the equity method totaling €66 million, €109 million, €139 million, €117 million and €131 million for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 respectively.

(2)	Based on the average number of shares outstanding during such year, which, from 2004 to 2007, was 1,220,863,463 shares, and in 2008 was 1,214,598,084 shares.

(3)	Each Repsol YPF ADS represents one share.

(4)	In 2008, non-current assets available for sale were reclassified as current assets. Amounts previously reported for 2007, 2006, 2005 and 2004 have been revised to reflect this reclassification, in the amounts of €80 million, €249 million, €1 million, and €83 million, respectively.

1.2	Exchange rates

The following tables set forth, for the periods and dates indicated, information concerning the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York buying rate for cable transfers in U.S. dollars, per €1.00.

Year ended December 31,	Period End	Average	High	Low
	(U.S. dollar per euro)
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3797	1.4862	1.2904
2008	1.3919	1.4695	1.6010	1.2446

Month	Period End	High	Low
	(U.S. dollar per euro)
December 2008	1.3919	1.4358	1.2634
January 2009	1.2804	1.3946	1.2804
February 2009	1.2662	1.3064	1.2547
March 2009	1.3261	1.3730	1.2549
April 2009	1.3244	1.3458	1.2903
May 2009	1.4126	1.4126	1.3267
June 2009 (through June 19, 2009)	1.3998	1.4270	1.3784

The “average” column in the first table above represents the average of the noon buying rates on the last day of each month during the relevant period.

The noon buying rate for the U.S. dollar on June 19, 2009 was $1.3998 = €1.00.

For a discussion of Repsol YPF’s foreign currency exposure, see Item 9. “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exposure.”

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

Repsol YPF’s operations and earnings are subject to risks from changing conditions in competitive, economic, political, legal, regulatory, social, industrial, business and financial fields. Investors should carefully consider these risks.

As a result of the current global financial crisis and uncertain economic environment, certain risks may gain more prominence either individually or when taken together. Certain oil and gas prices and margins may remain lower than in recent years due to reduced demand and certain other factors. At the same time, the relevant national, regional and municipal governments may face greater pressure on public finances, leading to the possibility of increased taxation and heightened regulation of the oil and gas industry. These factors may also lead to intensified competition for available margin. An extension of the current constraints in the capital markets, with debt markets in particular experiencing a lack of liquidity, at a time when our cash flows may come under pressure, may impact our ability to maintain our investment program. We may also be forced to pay higher interest rates to obtain financing from third parties. Additionally, the financial and economic situation may have a negative impact on third parties with whom we do, or may do, business. Any of these factors, together with or independently of the other factors described below, may adversely affect our business, financial condition and results of operations.

1.3.1	International reference crude oil prices and demand for crude oil may fluctuate due to factors beyond Repsol YPF’s control

World oil prices have fluctuated widely over the last 10 years and are subject to international supply and demand factors over which Repsol YPF has no control. Political developments throughout the world (especially in the Middle East), the evolution of stocks of oil and products, the circumstantial effects of climate changes and meteorological phenomena, such as storms and hurricanes, which especially affect the Gulf of Mexico, the increase in demand in countries with strong economic growth, such as China and India, as well as significant conflicts, like the conflict in Iraq, political instability and the threat of terrorism from which some producing areas suffer periodically, together with the risk that the supply of crude oil may become a political weapon, can particularly affect the world oil market and oil prices. In 2008, the average West Texas Intermediate (“WTI”) crude oil price was US$99.75 per barrel, compared to an average of US$46.92 per barrel for the period 1999-2008, with maximum and minimum annual averages of US$99.75 per barrel and US$19.30 per barrel in 2008 and 1999, respectively.

International reference crude oil prices and demand for crude oil may also fluctuate significantly during economic cycles. Weakening global demand is currently continuing to depress commodity prices. Oil prices have declined, in 2008, by over 70 percent since their peak of over US$145 per barrel (WTI) in July 2008, reflecting the major downturn in the global economy, despite the decision by the Organization of Petroleum Exporting Countries (“OPEC”) to reduce production. Between December 2008 and June 2009, oil (WTI) has traded in a range of between approximately US$35 and US$70 a barrel.

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

In addition, Repsol YPF has entered into long-term contracts to purchase and supply gas in different parts of the world. In order to supply its clients in Spain and other markets, Gas Natural SDG, S.A. (“Gas Natural” and, together with its subsidiaries, the “Gas Natural Group”), 30.85% of which is owned by Repsol YPF, has entered into long-term contracts to purchase natural gas from Algeria and Norway, in addition to long-term contracts to purchase LNG from Nigeria, Libya, Trinidad and Tobago and Qatar. These contracts have different price formulas, which could result in higher purchase prices than the price at which such gas could be sold in increasingly liberalized markets. In addition, gas availability could be subject to risks of contract fulfillment from counterparties. Thus, it might be necessary to look for other sources of natural gas in the event of non-delivery from any of these sources, which could require payment of higher prices than those called for under such contracts.

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

At December 31, 2008, approximately 25% of Repsol YPF’s consolidated assets were located in Argentina, corresponding for the most part to exploration and production activities. In addition, in 2008, approximately 21% of Repsol YPF’s operating income was generated from activities in Argentina.

The Argentine economy has experienced significant volatility in recent decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. Since the most recent crisis of 2001 and 2002, the Argentine economy has grown at a rapid pace during recent years, with GDP increasing on a real basis by 8.7% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.0% in 2008. However, no assurances can be given that current rates of growth will continue in 2009 or subsequent years or that the economy will not contract (according to the International Monetary Fund (IMF), the Argentine economy will contract by 1.5% in 2009). The Argentine economy remains susceptible to, among other things, a decline in commodity prices, limited international financing and investment in infrastructure and an increase in inflation. Sustained inflation in Argentina could increase Repsol YPF’s costs of operation, in particular labor costs, and without a corresponding increase in the price of its products, may negatively impact its results of operations and financial condition. Additionally, Argentina has restructured a substantial portion of its bond indebtedness and cancelled all of its debt with the IMF. The country is also seeking to settle the non-restructured part of its external public debt and the claims brought before international courts by foreign companies affected during the crisis. If economic conditions in Argentina were to deteriorate, it would likely have an adverse effect on Repsol YPF’s business, results of operations and financial condition.

Repsol YPF’s business and results of operations have been, and may continue to be, materially and adversely affected by economic, political and regulatory risks and events in Argentina. In particular, in the past, the energy sector and YPF S.A., its 84.04%-owned subsidiary (“YPF”), have been affected by difficulties in passing through the impact of the price of crude oil and by-products quoted in dollars on domestic prices fixed in pesos, difficulties in increasing domestic hydrocarbons sale prices and the levy of a tax specifically targeted on hydrocarbon exports. These and other policy and regulatory developments in Argentina could have a negative impact on Repsol YPF’s business, results of operations and financial condition in Argentina.

The main economic risks Repsol YPF faces due to its operations in Argentina are the following:

•

limitations on its ability to pass increases in international prices of crude oil and other hydrocarbon fuels and exchange rate fluctuations through to domestic prices, or to increase local prices of natural gas (in particular for residential customers), gasoline and diesel, in accordance with the increase in the related production costs;

•	higher taxes on hydrocarbon exports;

•

in connection with the Argentine government’s policy to provide absolute priority to domestic demand, regulatory orders to supply natural gas and other hydrocarbon products to the domestic retail market in excess of previously contracted amounts;

•	restrictions on hydrocarbon export volumes driven mainly by the requirement to satisfy domestic demand;

•	the import of certain hydrocarbon fuels at international market prices to satisfy domestic demand at significantly lower domestic prices;

•	regulatory developments leading to the imposition of stricter supply requirements, fines or other actions by governmental authorities in response to fuel shortages at service stations;

•	higher taxes on domestic fuel sales not compensated by price increases;

•	termination of, or failure to obtain the extension of concession permits, some of which expire in 2017;

•	work disruptions and stoppages by the workforce;

•	possible conflicts between regulations or taxes enacted or administered by provinces with those enacted by federal law;

•	the implementation or imposition of stricter quality requirements for petroleum products in Argentina; and

•

further depreciation of the peso in relation to foreign currencies may adversely affect the financial condition or operational results of Argentine companies and their ability to meet their foreign currency obligations.

In recent years, new and increased duties have been imposed on exports. With respect to export duties on crude oil and other crude derivative products, Resolution 394/2007 of the Ministry of Economy and Production, published on November 16, 2007, provides that when the WTI international price exceeds the reference price, which is fixed at US$60.9/barrel, the producer shall be allowed to collect at US$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over US$45/barrel, a 45% withholding rate will apply. If such price is under US$45/barrel, the applicable export tax is to be determined by the Argentine government within a term of 90 business days. Notwithstanding that the WTI international price has recently traded under US$45/barrel from time to time, the Argentine government has not yet established a new withholding rate, and the 45% withholding rate has continued to apply. The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition, the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers.

With respect to natural gas products, Resolution No. 127/2008 of the Ministry of Economy and Production increased export duties applicable to natural gas exports from 45% to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas. Resolution No. 127/2008 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Argentine Secretariat of Energy, is under the reference price established for such product in the Resolution (US$338/m3 for propane, US$393/m3 for butane and US$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the Resolution for the relevant product (US$223/m3 for propane, US$271/m3 for butane and US$250/m3 for blends of the two), with the remainder being withheld by the Argentine government as an export tax.

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

In addition, the effectiveness after certain specific dates of certain natural gas export authorizations is subject to an analysis by the Argentine Secretariat of Energy of natural gas reserves in the Noroeste basin. The result of such analysis is uncertain and may have an adverse impact upon YPF’s performance of the export gas sales agreements related to such export authorizations should the Argentine Secretariat of Energy determine that reserves are inadequate.

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

Repsol YPF is unable to predict how long these measures will be in place, or whether such measures or any further measures adopted will adversely affect the ability to export gas, crude oil and diesel fuel or other products and, accordingly, its results of operations.

See Item 2. “Information on Repsol YPF—Operations—YPF—Upstream—Natural Gas and LNG,” Item 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Argentina—Market Regulation” and Item 6. “Financial Information—Legal Proceedings.”

1.3.4	The oil and gas industry is subject to particular operational risks, and Repsol YPF depends on the cost-effective acquisition or discovery of, and, thereafter, development of new oil and gas reserves

Oil and gas exploration and production activities are subject to particular risks, some of which are beyond the control of Repsol YPF. These activities are subject to production, equipment and transportation risks, natural hazards and other uncertainties including those relating to the physical characteristics of an oil or natural gas field. The operations of Repsol YPF may be curtailed, delayed or cancelled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment and compliance with governmental requirements. If these risks materialize, Repsol YPF may suffer substantial losses and disruptions to its operations. These activities are also subject to certain obligations to make certain tax or royalty payments, which tend to be relatively higher than those payable in respect of other commercial activities.

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

Additionally, new hydrocarbons regulations are currently being adopted in Ecuador and Bolivia, as a result of the implementation of their newly adopted constitutions. Repsol YPF’s management cannot predict the effect that changes in hydrocarbons regulation will have on Repsol YPF’s operations in these countries, or whether new actions will be taken by the Bolivian or Ecuadorian governments. See Item 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Other Countries—Bolivia,” and “Information on Repsol YPF—Regulation of the Petroleum Industry—Other Countries—Ecuador.”

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

Almost all of Repsol YPF’s hydrocarbons reserves are located in countries outside the EU and the United States, certain of which may be politically or economically less stable than EU countries and the United States. At December 31, 2008, 90.5% of Repsol YPF’s net proved hydrocarbons reserves were located in Latin America and 7.2% were located in North Africa and the Middle East. Reserves in developing countries as well as related production operations may be subject to risks, including increases in taxes and royalties, the establishment of limits on production and export volumes, the compulsory renegotiation or cancellation of contracts, the nationalization or denationalization of assets, changes in local government regimes and policies, changes in business customs and practices, payment delays, currency exchange restrictions and losses and impairment of operations by actions of insurgent groups. See Item 2. “Information on Repsol YPF—Operations—Upstream.” In addition, political changes may lead to changes in the business environment in which Repsol YPF operates. Economic downturns, political instability or civil disturbances may disrupt distribution logistics or limit sales in the markets affected by such events.

1.3.8	Repsol YPF’s oil and natural gas reserves are estimates

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

Repsol YPF faces exchange rate risk because the revenues and cash receipts it receives from sales of crude oil, natural gas and refined products are generally denominated in U.S. dollars or influenced by the U.S. dollar exchange rate, while a significant portion of Repsol YPF’s expenses are denominated in the local currency of the countries where it operates, principally the euro and the Argentine peso. While an increase in the value of the U.S. dollar against these currencies tends to increase Repsol YPF’s net income, such an increase would also increase the value of Repsol YPF’s debt as part of its debt is denominated in U.S. dollars (either directly or synthetically through currency forward contracts). By contrast, a decrease in the value of the U.S. dollar against these currencies tends to decrease Repsol YPF’s net income and reduce the value of its debt. In addition, Repsol YPF publishes its financial statements in euro by translating assets and liabilities expressed in currencies other than the euro at period-end exchange rates and revenues and expenses expressed in currencies other than the euro at average exchange rates for the period. Fluctuations in the exchange rates used to translate these currencies into euro could have a material adverse effect on Repsol YPF’s financial statements expressed in euro.

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

Repsol YPF is a limited liability company (sociedad anónima) duly organized on November 12, 1986, and existing under the laws of the Kingdom of Spain. The address of Repsol YPF is Paseo de la Castellana 278-280, 28046 Madrid, Spain and its telephone number is 011-34-91-753-8000.

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

During 1999, and as part of its international growth strategy, Repsol YPF acquired, through a series of acquisitions, 99.01% of YPF, a leading Argentine petroleum company and the former state oil and gas monopolist in Argentina. On December 21, 2007, Repsol YPF entered into a memorandum of understanding with Petersen Energía S.A. (“Petersen Energía”) pursuant to which (i) Repsol YPF agreed to sell to Petersen Energía, shares of YPF representing 14.9% of YPF’s capital stock for US$2.235 billion (the “Transaction”) and (ii) Repsol YPF agreed to grant to certain affiliates of Petersen Energía, an option to purchase from Repsol YPF up to an additional 10.1% of YPF’s outstanding capital stock within four years after the consummation of the Transaction. For a more complete description of the Transaction, see Item 8. “Additional Information—Material Contracts—Agreement with Petersen Energía to sell up to 25% of YPF’s capital stock.”

For a description of our principal capital expenditures and divestitures, see Item 3. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Investments and Divestitures.”

For a list of the main Repsol YPF investees as of December 31, 2008, see Annex I to the Consolidated Financial Statements included elsewhere in this annual report.

2.1.2	Organizational structure and business segments of Repsol YPF

Repsol YPF operates in over 33 countries, the most significant of which are Spain and Argentina. Repsol YPF has a unified global corporate structure with headquarters in Madrid, Spain and Buenos Aires, Argentina.

On May 30, 2007, at the proposal of its Chairman and CEO, Antonio Brufau, Repsol YPF’s Board of Directors unanimously approved a new organizational structure oriented towards the execution of Repsol YPF’s large growth projects as well as setting the pace for future developments.

We implemented our new organizational structure in 2007 and began reporting on the basis of such structure from January 1, 2008. Pursuant to this structure, we operate in the following business segments:

•	Upstream, which is responsible for oil and gas exploration and production activities, except for those undertaken by YPF.

•	LNG, which manages LNG midstream and marketing activities, except for those undertaken by YPF.

•	Downstream, which is responsible for refining and marketing of oil, chemicals and LPG, except for activities undertaken by YPF.

•	YPF, which is responsible for the integrated value chain activities (exploration, production, refining, logistics, marketing and chemicals) undertaken by YPF S.A.

•	Gas Natural, which corresponds to Repsol YPF’s stake in Gas Natural.

For purposes of this annual report, all financial information and business descriptions prior to January 1, 2008 have been prepared on the basis of this organizational structure.

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

The Strategic Plan is based upon the contribution to Repsol YPF of the following units (see “—Organizational structure and business segments of Repsol YPF” above):

•	The integrated core businesses, including oil and gas Downstream and Upstream operations outside Argentina, as well as the LNG business;

•	YPF; and

•	Gas Natural.

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

•	To achieve material growth through ten key growth projects; and

•	To continue the divestment of non-core, under-performing assets.

Each integrated core business will have a specific strategic focus based on its competitive position and existing opportunities. These strategic focuses are as follows:

•	Upstream. To achieve organic growth in three core areas: North Africa, Latin America and the deep waters of the U.S. Gulf of Mexico and Brazil.

•	LNG. To maximize marketing strengths while reducing capital expenditures.

•	Downstream. To enhance the profitability of existing assets and invest in the expansion and conversion capacity in Spain and Portugal.

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

Gas Natural. Repsol YPF’s goals relating to its shareholding in Gas Natural are the following:

•	To optimize synergies with Gas Natural, mostly relating to the LNG business through the growth of operations of the existing joint venture (Stream);

•	To support Gas Natural’s growth and financial leverage maximization strategy; and

•	To optimize the value of our key shareholding in Gas Natural.

Repsol YPF’s Strategic Plan 2008-2012 establishes the following Group goals:

•

To provide Repsol YPF with a well defined path to strengthen its performance and competitive position, driven by (1) the operational improvement and profitability enhancement of the existing assets and (2) the successful execution of the ten key growth projects; and

•	To reduce the Group’s risk exposure through the diversification of the business portfolio.

2.1.4	Economic and Operating Information

Below are summaries of operating revenues of Repsol YPF by business segment and geographic area for the periods indicated:

	2008	2007	2006
	(millions of euro)
Operating revenue by business segment and geographic area
Upstream	4,914	4,474	4,945
North America and Brazil	353	374	157
North Africa	1,907	1,669	1,496
Rest of the World	2,751	2,477	3,293
Adjustments(1)	(97)	(46)	(1)
LNG	1,544	923	824
Downstream	42,447	40,798	39,525
Europe	39,903	37,048	35,845
Rest of the World	4,776	5,647	4,998
Adjustments(1)	(2,232)	(1,897)	(1,318)
YPF(2)	10,082	8,636	8,237
Gas Natural	4,210	3,154	3,308
Corporation, adjustments and other	(2,222)	(2,062)	(1,759)

	60,975	55,923	55,080

(1)	To eliminate intra-group transactions.

(2)	Mainly corresponds to Argentina.

Below is a summary of reserves and production data of Repsol YPF:

	2008	2007	2006
Reserves:
Crude oil net proved reserves(1)	902,335	951,577	1,059,357
Spain	1,516	2,871	3,117
North Africa and Middle East	128,786	125,631	133,644
Argentina(2)	580,825	618,838	676,356
Rest of Latin America	143,136	151,064	199,767
Rest of the World	48,072	53,173	46,473
Gas net proved reserves(3)	7,341,091	8,156,157	8,718,328
Spain	5,132	—	—
North Africa and Middle East	165,078	108,484	166,961
Argentina(2)	3,144,708	3,753,737	4,081,202
Rest of Latin America	4,013,896	4,278,346	4,446,073
Rest of the World	12,277	15,590	24,092

Production:
Hydrocarbon net production(4)	348,393	379,310	411,848
Spain	720	731	1,024
North Africa and Middle East	23,912	26,670	32,235
Argentina(2)	225,755	236,947	246,943
Rest of Latin America	96,701	114,840	131,541
Rest of the World	1,305	121	105

(1)	Thousands of barrels of crude oil.

(2)	Owned by YPF, in which Repsol YPF held a 84.04% stake as of December 31, 2008. In 2007 and 2006 Repsol YPF held an approximately 100% stake of that company.

(3)	Millions of cubic feet of gas.

(4)	Thousands of barrels of oil equivalent.

Additional selected operating data of Repsol YPF is summarized in the following table (operating data of YPF is disclosed separately):

	2008	2007	2006
Upstream operating data:
Hydrocarbon net production(1)	121,776	142,264	164,800

LNG operating data:
LNG net production(2)	3.5	3.3	3.0
LNG sales(2)	4.7	4.5	3.2

Downstream operating data:
Refining capacity(3)(4)	872	900	900
Europe	770	740	740
Rest of the World	102	160	160
Crude oil processed(4)(5)	39.0	40.1	39.8
Europe	34.0	33.6	34.1
Rest of the World	5.0	6.5	5.7
Number of service stations	4,399	4,783	5,037
Europe	4,164	4,119	4,134
Rest of the World(6)	235	664	903
Sales of petroleum products(4)(7)	42,862	46,459	45,042
Europe	36,361	37,262	36,991
Rest of the World	6,501	9,197	8,051
Sales of petrochemical products(7)	2.602	3.113	2.965
By region:
Europe	2.348	2.776	2.714
Rest of the World	254	337	251
By product:
Basic	629	772	753
Derivative	1.973	2.341	2.212
LPG sales(7)	3,223	3,405	3,247
Europe	1,822	1,894	1,874
Rest of the World	1,401	1,511	1,373

YPF operating data (8):
Hydrocarbon net production(1)	226,617	237,046	247,048
Refining capacity(3)(9)	333	333	333
Crude oil processed(5)(9)	16.6	16.8	16.2
Number of service stations(10)	1,678	1,731	1,769
Sales of petroleum products(7)(9)	15,203	15,008	13,690
Sales of petrochemical products(7)	1,505	1,813	1,813
LPG sales(7)	378	388	478
Natural gas sales(2)	17.9	19.9	21.3

Gas Natural operating data:
Natural gas sales(2)(11)	38.52	36.41	36.20

(1)	Thousands of barrels of oil equivalent.

(2)	Billion cubic meters.

(3)	Thousands of barrels per day.

(4)	Information in 2006 and 2007 includes 30% of REFAP refinery (Brazil) and 31.13% of Manguinhos refinery (Brazil). On July 1, 2008, Repsol YPF’s reclassified its participation in the REFAP refinery to non-current asset classified as held for sale. On December 17, 2008, Repsol YPF sold its interest in the Manguinhos refinery. Consequently, information regarding the REFAP and Manghinhos refineries in 2008 corresponds to the period January-June and full year, respectively.

(5)	Millions of tonnes of oil equivalent.

(6)	The decrease in the number of service stations at December 31, 2008 was mainly due to divestitures of non-strategic assets in Brazil and Ecuador.

(7)	Thousands of tonnes.

(8)	Corresponds to Argentina, except for hydrocarbon net production amounting to 862, 99 and 105 thousand barrels in 2008, 2007 and 2006, respectively, which correspond to the United States.

(9)	Includes 50% of Refinor refinery.

(10)	Includes 50% of Refinor’s service stations.

(11)	Includes 100% of sales volumes reported by Gas Natural, although at December 31, 2008, 2007 and 2006 Repsol YPF owned 30.85% of Gas Natural and accounts for it using the proportional integration method under IFRS because Gas Natural reports 100% of the natural gas sales volumes of each of its consolidated subsidiaries, regardless of Gas Natural’s stake in such subsidiaries.

2.2    Oil and Gas Reserves

Repsol YPF’s proved reserves include the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, under both concessions and non-concessionary contracts. In the case of non-concessionary contracts, proved reserves are reported based on Repsol YPF’s economic interest. Approximately 11.7 percent of our net proved reserves at December 31, 2008 are associated with non-concessionary agreements on an oil equivalent basis. The main countries in which Repsol YPF operates under these arrangements are Algeria, Libya, Bolivia and Block 5B in Trinidad and Tobago.

Net reserves are defined as that portion of the gross reserves attributable to the interest of Repsol YPF after deducting interests owned by third parties. In determining net reserves, we exclude from our reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.

In December 2008, the SEC approved revisions to its oil and gas reporting requirements which will be in effect as of January 1, 2010 and will apply to registration statements filed on or after such date and to annual reports for fiscal years ending on or after December 31, 2009. See Item 3. “Operating and Financial Review and Prospects—Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies,” for additional information concerning these new oil and gas reporting requirements. Repsol YPF is currently evaluating the impact that adopting these revisions will have on its financial statements.

Repsol YPF’s estimated net proved reserves at December 31, 2008, 2007 and 2006 are summarized in the following table. These reserves are set out in the unaudited “Supplementary Information on Oil and Gas Exploration and Production Activities” section of this annual report.

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Rest of the World
Proved developed and undeveloped net crude oil reserves in thousands of barrels(1)

Reserves at Dec. 31, 2006	1,059,356	3,117	133,644	676,356	199,767	46,473
Reserves at Dec. 31, 2007	951,578	2,871	125,631	618,838	151,064	53,173
Reserves at Dec. 31, 2008	902,335	1,516	128,786	580,825	143,136	48,072

Proved developed and undeveloped net natural gas reserves in millions of cubic feet(1)

Reserves at Dec. 31, 2006	8,718,327	—	166,961	4,081,202	4,446,072	24,092
Reserves at Dec. 31, 2007	8,156,157	—	108,484	3,753,737	4,278,346	15,590
Reserves at Dec. 31, 2008	7,341,091	5,132	165,078	3,144,708	4,013,896	12,277

Total proved developed and undeveloped net reserves in thousands of barrels of oil equivalent(1)

Reserves at Dec. 31, 2006	2,612,042	3,117	163,378	1,403,195	991,588	50,764
Reserves at Dec. 31, 2007	2,404,144	2,871	144,951	1,287,358	913,014	55,950
Reserves at Dec. 31, 2008	2,209,742	2,430	158,186	1,140,880	857,988	50,258

(1)	In determining net reserves, we exclude from our reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently. Total proved developed and undeveloped net reserves at December 31, 2008, 2007 and 2006 include an estimated approximately 219,039, 225,103 and 253,834 thousands of barrels of oil equivalent, respectively, in respect of other types of royalties. Net production in 2008, 2007 and 2006 includes an estimated approximately 32,160, 33,821 and 35,445 thousands of barrels of oil equivalent, respectively, in respect of such other types of royalties.

Additional detail on developed and undeveloped oil equivalent proved reserves is shown in the table below:

	At December 31, 2008		At December 31, 2007		At December 31, 2006
	Developed	Undeveloped	Developed	Undeveloped	Developed	Undeveloped
	(thousands of barrels of oil equivalent)
Spain	2,222	208	2,663	208	3,117	—
North Africa and Middle East	99,265	58,921	102,663	42,288	121,928	41,451
Argentina	854,960	285,920	900,575	386,783	989,620	413,575
Rest of Latin America	358,441	499,547	393,386	519,628	457,376	534,212
Rest of the World	3,367	46,891	658	55,292	569	50,195

Total	1,318,255	891,487	1,399,945	1,004,199	1,572,610	1,039,433

2.2.1	Changes in Repsol YPF’s Estimated Net Proved Reserves

The table below sets forth information regarding changes in Repsol YPF’s net proved reserves during 2006, 2007 and 2008:

	Changes in Repsol YPF’s estimated net proved reserves
	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Rest of the World
	(thousands of barrels of oil equivalent)
Reserves at December 31, 2005(1)	3,328,128	3,397	144,533	1,624,095	1,548,391	7,712
Revisions of previous estimate	(348,923)	744	75,633	(2,518)	(422,783)	—
Improved recovery	9,002	—	—	8,709	294	—
Extensions and discoveries	23,007	—	2,169	19,853	984	—
Purchases of minerals in place	43,156	—	—	—	—	43,156
Sales of minerals in place	(30,480)	—	(26,722)	—	(3,758)	—
Production	(411,848)	(1,024)	(32,235)	(246,943)	(131,541)	(105)

Reserves at December 31, 2006	2,612,042	3,117	163,378	1,403,195	991,588	50,764

Revisions of previous estimate	129,801	486	(5,835)	102,350	33,080	(280)
Improved recovery	7,566	—	—	7,560	6	—
Extension and discoveries	28,458	—	14,708	11,200	3,180	—
Purchases of minerals in place	5,587	—	—	—	—	5,587
Sales of minerals in place	—	—	—	—	—	—
Production	(379,310)	(731)	(26,670)	(236,947)	(114,840)	(121)

Reserves at December 31, 2007	2,404,144	2,871	144,951	1,287,358	913,014	55,950

Revisions of previous estimate	81,045	279	29,689	14,671	40,793	(4,387)
Improved recovery	21,906	—	—	21,906	—	—
Extension and discoveries	52,165	—	7,458	42,701	2,007	—
Purchases of minerals in place	—	—	—	—	—	—
Sales of minerals in place	(1,125)	—	—	—	(1,125)	—
Production	(348,393)	(720)	(23,912)	(225,755)	(96,701)	(1,305)

Reserves at December 31, 2008	2,209,742	2,430	158,186	1,140,880	857,988	50,258

(1)	Includes 268,626 thousand barrels of oil equivalent relating to the minority interests of Empresa Petrolera Andina, S.A. as of December 31, 2005.

Changes in Repsol YPF estimated net proved reserves during 2008

Total hydrocarbon proved reserves net to Repsol YPF, on an oil equivalent basis, comprised 2,210 mmboe at December 31, 2008 (natural gas represents approximately 59% of the reserves), a decrease of 8% compared to total hydrocarbon proved reserves of 2,404 mmboe reported at December 31, 2007. This reduction, which was primarily due to production, was offset in part by a net upward addition of 155 mmboe, due to the revision of previous estimates (81 mmboe), new extension and discoveries (52 mmboe) and improved recovery (22 mmboe).

1.	Revisions of previous estimates

For 2008 the main changes to proved reserves have been due to:

Argentina

•

Law 2,615, which was passed in the province of Neuquén on October 9, 2008, resulted in eight exploitation concession contracts originally awarded to YPF being extended for ten more years (until November 2027). Extended concessions include reserve areas: Chihuido Sierra Negra, Desfiladero Bayo, Puesto Molina, Señal Picada, Piedras Negras-Señal Lomita, El Portón, Puesto Hernández, Filo Morado, Cerro Bandera, Octógono Fiscal and Señal Cerro Bayo. Due to these concession extensions and to reflect year-end economic conditions, 18 mmboe were added as net proved reserves.

•

Better than expected production in some fields has resulted in an increase in proved reserves of 91 mmboe, mainly in the areas Aguada Pichana, Ramos, Los Perales, Lomas del Cuy, Barranca Baya, Desfiladero Bayo and Cerro Fortunoso; while the production response below forecasts for other fields (mainly in Magallanes, Chihuido de la Sierra Negra, Aguaragüe and Puesto Hernández) have resulted in a decrease of 28 mmboe in our proved reserves in Argentina, including dissolved gas adjustments.

•

The result of our development wells was generally below expectations which contemplated the development of around 60% of the undeveloped proved reserves concerned, and resulted in a downward revision of 34 mmboe in proved reserves. The main field affected was Sierras Blanca in Loma de la Lata with a reduction of 12 mmboe. In addition, poor results in marginal drilling in Los Perales and Manantiales Behr have resulted in a reduction of 3 mmboe in undeveloped proved reserves.

•	There was a reduction in proved reserves of 19 mmboe due to the cancellation, postponement or modification of development projects, mainly in the San Roque and Aguaragüe fields.

•

The completion of new studies of certain areas has resulted in an increase in proved reserves of 15 mmboe, with the most significant contributions attributable to the free gas study in Los Perales and the oil studies in CNQ7A and Barranca Baya.

•

Due to changes in economic conditions, especially toward the end of the year (falling prices and increasing costs), downward adjustments of 18 mmboe in proved reserves were made in some marginal exploitation areas including El Manzano, El Medanito, Puesto Molina, Río Mayo, Sarmiento and CAM 2A Sur, In addition, development projects in undeveloped proved reserves which were not economically viable had to be cancelled (particularly in Cañadón Amarillo, Rincón Blanco, Las Manadas), resulting in a reduction of 5 mmboe in proved undeveloped reserves.

Bolivia

•

There was a net increase of 21 mmboe in proved reserves associated with non-concessionary contracts, due to the prevailing year-end economic conditions (falling prices) which lead to an increase in Repsol YPF’s net reserve entitlement. See “Oil and Gas Terms—“non-concessionary contract”.”

Algeria

•

In the last quarter of 2008, there was an upward revision of 19 mmboe in proved reserves associated with non-concessionary contracts, due to the prevailing year-end economic conditions (falling prices) which lead to an increase in Repsol YPF’s net reserve entitlement. See “Oil and Gas Terms—“non-concessionary contract”.”

Libya

•

There was an upward revision of 10.6 mmboe in proved reserves as a result of the extension of Repsol YPF’s exploration and productions contracts in Blocks NC115 and NC186 until 2032 and certain technical revisions in their development plan.

Peru

•

Delineation and development activities carried out in the Pagoreni field (Block 56) resulted in an upward revision of 9.5 mmboe in proved reserves (37 bcf of gas, 1.4 mmbbl of condensate and 1.4 mmbbl of NGL).

Venezuela

•	There was a net upward revision of 5.6 mmboe in proved reserves as a result of better than expected production performance in some of the fields (Viboral and Tropical fields).

Rest of the world

There was a net addition of approximately 5 mmboe in proved reserves due to production performance revisions and year-end economic conditions in Brazil (1.7 mmboe), Ecuador (2 mmboe), Colombia (1 mmboe), and Spain (0.3 mmboe), which was partially offset by a reduction of 4 mmboe in the net proved reserves of the Neptune field in the United States, due to lower than expected production performance and the prevailing year-end economic conditions.

2.	Improved recovery

Argentina

•

In the CNQ7A area, definition for a secondary recovery project in El Corcovo Norte reservoir as part of the overall development plan established for the field resulted in the addition of 5 mmbbl of oil to proved reserves based on the successful results of a pilot injection project.

•

In the rest of Neuquina Basin, proved reserves increased by 9 mmbbl due to the new production and injection wells drilled within the improved recovery projects, mainly in the fields Chihuido de la Sierra Negra, Desfiladero Bayo and Chihuido de la Salina.

•

In the Golfo de San Jorge basin, 7 mmbbl of proved oil reserves have been added on account of the completion of technical/economic feasibility studies on project extensions scheduled to be implemented between 2009 and 2011.

3.	Extensions and Discoveries

Argentina

•

Exploratory activities in the UTE Tierra del Fuego were successful with the completion of two exploratory wells: Las Flechas X-2001, located in a low block of the San Sebastián field and Arroyo Gamma Sudeste x-1001 in Los Chorrillos, adding 0.6 mmboe.

•

Wells drilled in unproved reserves areas in the Neuquina basin added 6 mmbbl to proved oil reserves and 30 bcf to gas proved reserves. The activity carried out in Aguada Toledo-Sierra Barrosa area accounted for 21 bcf of such total, with the “Lajas Project” contributing 10 bcf of tight gas reserves and 3 bcf of undeveloped proved gas reserves.

•

In the Golfo San Jorge basin, delineation and offset wells in the vicinity of proved areas (principally in Manantiales Behr, Cañadon Yatel and Barranca Baya) added 7 mmbbl of proved oil reserves with 3 mmbbl in proved undeveloped reserves.

•	In the Aguaragüe field, 14 net bcf of free gas proved reserves were added due to the start of production in the sidetracks of the wells Ag.xp-1 and Ag.ap-1002.

•	In the CNQ7A field, 4 net mmbbl of proved oil reserves were added, primary production, due to extensions generated by drilling activities carried out in the four oil fields that are part of it.

Rest of the World

Other additions of proved reserves were due to:

•	In Libya, 7 mmbbl of oil were added as proved reserves as a result of delineation activities in the I-R field and the discovery of the J-NC186 and K-NC186 fields.

•

In Colombia, 2 mmboe were incorporated as proved reserves as a result of the discovery of the Capachos Sur field and the successful completion of the exploratory well, as well as the discovery of a new structure in the Cosecha field in Cravo Norte.

4.	Sales and Acquisitions

Ecuador

•	As a result of the Repsol YPF’s decision to exit from Block 14 (Ecuador), effective as of September 1, 2008, there was a decrease of 1.125 mmbbl of oil in net proved reserves.

2.2.2	Internal Controls on Reserves and Reserves Audits

All of Repsol YPF’s oil and gas reserves held in consolidated companies have been estimated by Repsol YPF petroleum engineers.

In order to meet the high standard of “reasonable certainty,” reserves estimates are stated taking into consideration additional guidance as to reservoir economic productivity requirements, acceptable proved area extensions, recovery factors and improved recovery methods, marketability under existing economic and operating conditions and project maturity.

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

Estimates of ultimate recovery are obtained by applying recovery factors to the original quantities of petroleum in place. These factors are based on the type of energy inherent in the reservoir, analysis of the fluid and rock properties, the structural position of the reservoir and its production history. In some instances, comparisons are made with similar production reservoirs in the areas where more complete data is available.

Where adequate data is available and where circumstances are justified, material-balance and other engineering methods are used to estimate recovery factors. In these instances, reservoir performance parameters such as cumulative production, production rate, reservoir pressure, gas oil ratio behavior and water production are considered in estimating recovery factors used in determining gross ultimate recovery.

In certain cases where the above methods could not be used, reserves are estimated by analogy to similar reservoirs where more complete data are available.

Proved reserves are limited to:

i.	the portion of the reservoir delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and in the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir; and

ii.	the economic limit, the expiration data of a production license or, in the case of gas reserves, the expiration of applicable gas sales contracts.

All the proved reserves estimates are also evaluated and tested based on all technical constraints and restrictions, including, but not limited to:

•

For depletion-type reservoirs or other reservoirs where performance has disclosed a reliable decline in production-rate trends or other diagnostic characteristics, reserves are estimated by the application of appropriate decline curves or other performance relationships. In analyzing decline curves, reserves are estimated to the calculated economic limits based on current economic conditions.

•

Reserves on undrilled acreage are limited to those drilling units offsetting productive units that were reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it could be demonstrated with certainty that there was continuity of production from the existing productive formation.

•

The reserves estimated are typically expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from the properties at the year end. Net reserves are defined as that portion of the gross reserves attributable to the interest of Repsol YPF after deducting interests owned by third parties. In particular, we exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.

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

To control the quality of reserves booking Repsol YPF has established a process that is integrated into the internal control system of Repsol YPF. Repsol YPF’s process to manage reserves booking is centrally controlled and has the following components:

i.	The Quality Reserve Controller (“QRC”), a professional assigned at each Business Unit of the Company to ensure that there are effective controls in the proved reserves estimation and approval process of the Group’s estimates and the timely reporting of the related financial impact of proved reserves changes. These QRCs are responsible for reviewing proved reserves estimates.

ii.	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

iii.	The Internal Audit, which examines the effectiveness of the Group’s financial controls, designed to assure the reliability of reporting and safeguarding of all the assets and examining the Group’s compliance with law, regulations and internal standards.

iv.	A quarterly internal review from the Reserves Control Management which is separate and independent from the operating business units, over all movement of proved reserves submitted by the Business Unit and associated with properties where technical, operational or commercial issues have arisen.

v.	Booking proved reserves in any given property at any given time requires central authorization. Furthermore, the volumes booked are submitted to a third party reserves engineer for a reserves audit, reserves estimate or reserves review on a periodic basis. The initial selection of the properties for a reserves audit, reserves estimate or reserves review is performed by the Reserves Control Direction with the approval of Repsol YPF’s Audit and Control Committee. The properties selected for a reserves audit, reserves estimate or reserves review in any given year are selected on the following basis:

1.	all properties on a three year cycle, and,

2.	recently acquired properties not submitted to a reserves audit, reserves estimate or reserves review in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates.

The properties to be submitted to a reserves audit, reserves estimate or reserves review in any given year may be modified for various reasons, such as the presence of new technical or production information or legal, tax or regulatory changes.

For those areas submitted to third party reserves engineering, Repsol YPF’s proved reserves figures have to be within the lesser of 7% or 10 million barrels of oil equivalent of the third party reserves engineer’s figures for Repsol YPF to declare that the volumes have been ratified by a third party reserves engineer. In the event that the difference is greater than the tolerance, Repsol YPF reestimates its proved reserves to achieve this tolerance level or discloses the lower figures.

In 2008, DeGolyer and MacNaughton (“D&M”) audited areas in the Golfo de San Jorge basins in Argentina and certain areas in Venezuela; Netherland, Sewell & Associates, Inc. (“NSAI”) audited certain areas in the Cuyana and Neuquina basins in Argentina, and Ryder Scott Company (“RSC”) audited certain areas in Algeria, Libya, Spain and Colombia. All these audits were performed as of September 30, 2008 and cumulatively covered proved reserves of 336 mmboe in the aggregate, representing 15% of Repsol YPF’s aggregate estimated proved reserves as at that date (2,242 mmboe).

The resulting third party reserves engineers’ aggregate audited proved reserves were within 7% of Repsol YPF’s aggregate estimates in respect of such fields. In addition, the respective third party reserves engineer’s audit in respect of each significant field did not vary by 7% or more above or below Repsol YPF’s estimate in respect of such property (other than thirteen properties, where the variation was greater than 7% and the third party reserves engineer’s estimate was adopted with a downward change of approximately 6.6 mmboe).

For the areas externally audited at September 30, 2008 the estimated proved reserves at year-end were internally adjusted as a result of movements during the fourth quarter of 2008.

2.3	Operations

Following is a description of Repsol YPF’s principal activities by business segment:

2.3.1	Upstream

Upstream includes the exploration and production of crude oil and natural gas in different parts of the world, except for the exploration and production activities undertaken by YPF. Upstream’s oil and gas reserves are located in Latin America (Trinidad and Tobago, Venezuela, Peru, Bolivia, Brazil, Ecuador and Colombia ), North Africa (Libya and Algeria), Spain and the United States.

Since the introduction of Repsol YPF’s new organizational structure on January 1, 2008, Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. The information provided in this section 2.3.1 relates solely to Repsol YPF’s Upstream business segment. See “—Repsol YPF—Organizational structure and business segments of Repsol YPF,” for information on Repsol YPF’s new organizational structure, and “—YPF—Upstream,” for information regarding YPF’s upstream activities.

Upstream accounted for approximately 44.4%, 32.4% and 34.3% of Repsol YPF’s operating income in 2008, 2007 and 2006, respectively.

At December 31, 2008, Repsol YPF, through its Upstream segment, had oil and gas exploration and/or production interests in 22 countries, either directly or through its subsidiaries, and Repsol YPF acted as operator in 18 of these countries. Since 2006, Repsol YPF also has an interest in West Siberian Resources, an exploration and production company in Russia. Additionally, in 2009 Repsol YPF has initiated its exploratory activity in Norway and Canada. Consequently, as of the date of this annual report, Repsol YPF, through its Upstream segment, has interests in 25 countries.

2.3.1.1	Production, Acreage and Drilling Activities

The following table shows Repsol YPF’s net daily average production of crude oil and natural gas for 2008, 2007 and 2006:

	Production by Geographic Area
	2008			2007			2006
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	(mbbl/d)	(mmcf/d)	(mboe/d)	(mbbl/d)	(mmcf/d)	(mboe/d)	(mbbl/d)	(mmcf/d)	(mboe/d)
Spain	2	1	2	2	—	2	2	5	3
North Africa and Middle East	55	58	65	63	58	73	76	68	88
Algeria	5	58	15	5	58	15	6	68	18
Libya	50	—	50	53	—	53	49	—	49
Dubai	—	—	—	5	—	5	21	—	21
Latin America	69	1,090	264	88	1,271	315	99	1,466	361
Bolivia	6	146	32	18	349	80	27	568	129
Brazil	13	3	14	16	4	16	6	1	6
Colombia	7	—	7	6	—	6	6	—	6
Ecuador	14	—	14	18	—	18	17	—	17
Venezuela	7	164	37	10	165	40	19	200	55
Trinidad and Tobago	18	751	151	17	734	148	20	686	143
Peru	4	26	9	3	19	7	3	11	5
Rest of the World	1	*	1	*	*	*	—	—	—
United States	1	*	1	*	*	*	—	—	—

Total net production	127	1,149	332	153	1,329	390	177	1,539	452

*	Amounts less than one thousand barrels of oil or oil equivalent per day.

The following table sets forth the average production costs by geographic area for 2008, 2007 and 2006:

	Total	Spain	North Africa and Middle East	Latin America	Rest of the World
	(€/bbl)
Year ended Dec. 31, 2008
Lifting costs	1.91	13.01	0.75	2.05	14.40
Royalties and local taxes	6.12	0.28	3.94	6.72	2.71
Transportation and other costs	1.54	12.13	2.44	1.25	1.18

Average production costs	9.57	25.42	7.13	10.02	18.29

Year ended Dec. 31, 2007
Lifting costs	1.89	13.64	1.14	1.98	42.31
Royalties and local taxes	5.12	0.14	4.50	5.29	9.26
Transportation and other costs	1.19	8.38	1.27	1.13	3.97

Average production costs	8.20	22.15	6.91	8.40	55.53

Year ended Dec. 31, 2006
Lifting costs	1.34	9.22	1.39	1.26	—
Royalties and local taxes	6.96	0.10	8.52	6.63	—
Transportation and other costs	1.38	8.84	1.00	1.41	—

Average production costs	9.67	18.16	10.92	9.30	—

The lifting cost ratios were €1.91 and €1.89 per barrel of oil equivalent in 2008 and 2007, respectively. The lifting cost ratio is calculated as the ratio of production cost (excluding royalties, local taxes, transport and others costs) divided by annual production. In 2008 this ratio was €1.91 per barrel of oil equivalent, and it was calculated as the ratio between production costs of €1,166 million less royalties and local taxes of €745 million and less transport and other costs of €188 million, divided by annual production of 121.8 mmboe.

The following tables show information regarding Repsol YPF’s activities as of the dates and for the periods set forth below.

Developed and Undeveloped Acreage

	Total	Spain	North Africa and Middle East	Latin America	Rest of the World
	(thousands of acres)
Year ended Dec. 31, 2008
Developed(1)
Gross(2)	444	7	215	222	*
Net(3)	104	5	14	85	*
Undeveloped(4)
Gross(2)	7,720	58	4,304	3,324	34
Net(3)	1,609	49	538	1,013	9

Year ended Dec. 31, 2007
Developed(1)
Gross(2)	451	8	189	254	*
Net(3)	142	6	18	118	*
Undeveloped(4)
Gross(2)	8,342	53	4,284	3,971	34
Net(3)	2,150	41	680	1,410	19

Year ended Dec. 31, 2006
Developed(1)
Gross(2)	568	8	260	300	—
Net(3)	193	6	60	127	—
Undeveloped(4)
Gross(2)	6,659	28	2,675	3,933	23
Net(3)	1,957	20	420	1,511	6

(1)	Developed acreage is spaced or assignable to productive wells.

(2)	The term “gross” relates to the total activity in which the Group and associated companies have an interest.

(3)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies’ fractional interests.

(4)	Undeveloped acreage is considered to be those acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.

*	Amounts to less than one thousand acres.

Number of Productive Wells

	Total	Spain	North Africa and Middle East	Latin America
Year ended Dec. 31, 2008
Oil
Gross(1)	1,220	11	144	1,065
Net(2)	388	8	41	339
Gas
Gross(1)	227	5	78	144
Net(2)	84	4	23	57

Year ended Dec. 31, 2007
Oil
Gross(1)	1,207	16	151	1,040
Net(2)	418	12	43	363
Gas
Gross(1)	208	—	72	136
Net(2)	108	—	22	86

Year ended Dec. 31, 2006
Oil
Gross(1)	1,371	10	373	988
Net(2)	461	7	97	357
Gas
Gross(1)	236	6	76	154
Net(2)	155	5	23	127

(1)	The term “gross” relates to the total activity in which the Group and associated companies have an interest.

(2)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies’ fractional interests.

Number of Development Wells

	Total	Spain	North Africa and Middle East	Latin America	Rest of the World
Year ended Dec 31, 2008
Gross(1)
Oil	77	—	11	59	7
Gas	52	—	1	51	—
Dry	4	—	—	4	—

Total	133	—	12	114	7

Net(2)
Oil	14	—	3	9	2
Gas	15	—	*	15	—
Dry	*	—	—	*	—

Total	29	—	3	24	2

Year ended Dec 31, 2007
Gross(1)
Oil	102	—	25	76	1
Gas	21	—	9	12	—
Dry	2	—	—	2	—

Total	125	—	34	90	1

Net(2)
Oil	19	—	6	13	*
Gas	9	—	3	6	—
Dry	*	—	—	*	—

Total	28	—	9	19	*

Year ended Dec 31, 2006
Gross(1)
Oil	116	—	38	78	—
Gas	12	—	8	4	—
Dry	1	—	—	1	—

Total	129	—	46	83	—

Net(2)
Oil	22	—	8	14	—
Gas	5	—	2	3	—
Dry	*	—	—	*	—

Total	27	—	10	17	—

(1)	The term “gross” relates to the total activity in which the Group and associated companies have an interest.

(2)	The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies’ fractional interests.

*	Amounts to less than one development well based on Repsol YPF’s net interest.

Number of Exploratory Wells

	Year ended Dec. 31, 2008(1)
	Productive		Dry		Under Evaluation		In process of drilling		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	—	—	—	—	—	—	—	—	—	—
North Africa and Middle East	5	2	17	6	1	1	7	3	30	12
Latin America	5	2	8	2	1	1	3	1	17	6
Rest of the World	—	—	2	1	1	*	1	*	4	1

Total	10	4	27	9	3	2	11	4	51	19

	Year ended Dec. 31, 2007(1)
	Productive		Dry		Under Evaluation		In process of drilling		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	—	—	—	—	—	—	—	—	—	—
North Africa and Middle East	6	3	12	5	1	*	12	5	31	13
Latin America	2	1	4	2	2	1	4	3	12	7
Rest of the World	—	—	4	2	1	*	1	*	6	2

Total	8	4	20	9	4	1	17	8	49	22

	Year ended Dec. 31, 2006(1)
	Productive		Dry		Under Evaluation		In process of drilling		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	—	—	—	—	—	—	—	—	—	—
North Africa and Middle East	8	3	14	6	1	1	9	4	32	14
Latin America	2	1	5	1	2	1	4	2	13	5
Rest of the World	—	—	1	*	—	—	1	*	2	*

Total	10	4	20	7	3	2	14	6	47	19

(1)	The term “gross” relates to the total activity in which the Group and associated companies have an interest. The term “net” relates to the sum of the fractional interests owned by the Group companies plus the Group share of associated companies’ fractional interests.

*	Amounts to less than one exploratory well based on Repsol YPF’s net interest.

Suspended	Exploratory Well Costs

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

According to the provisions of FSP FAS 19-1, exploratory well costs should continue to be capitalized when (1) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (2) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. Also, the FSP FAS 19-1 requires certain additional disclosures, including the costs of exploratory wells capitalized for more than one year from the date of completion.

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

The application of the FSP FAS 19-1 did not have a material impact on Repsol YPF’s financial position, cash flows or results of operations in 2006, 2007 or 2008. A detail of the exploratory well costs is disclosed below:

	2008	2007	2006
	(millions of euro)
Beginning balance at January 1	304	160	87
Additions to capitalized exploratory well costs pending the determination of proved reserves	248	420	208
Reclassifications to well, facilities, and equipment based on the determination of proved reserves	—	(30)	(7)
Capitalized exploratory wells costs charged to expense	(151)	(243)	(117)
Adjustment by exchange rate	21	(3)	(11)

Balance at December 31	422	304	160

	2008	2007	2006
	(millions of euro)
Capitalized exploratory well costs that have been capitalized for a period of one year or less	267	204	97
Capitalized exploratory well costs that have been capitalized for a period greater than one year	155	100	63

Balance at December 31	422	304	160

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	28	20	14

The table below provides additional detail for the projects that have exploratory well costs capitalized for a period greater than one year:

Country / Project	Millions of euro December 31, 2008	Years Wells Drilled	Comments
Algeria
Kahlouche-2	8.58	2005-2006	Exploration continues. Drilling of Kahlouche-3 ended in December 2008 and is currently being tested. Kahlouche-4’s drilling started in January 2009 and has not ended yet.
SALI 1	6.73	2005-2006	Drilling of the appraisal well Sali-2 started in December 2008 and ended in February 2009 with positive results. The results are being analyzed to determine the commerciality of the field.
Reggane 5 - Carry Over	14.54	2004-2005	An extended well test of Reggane-5 started in 2008 and ended in 2009 with positive results. Reggane-7 is currently being drilled. The commerciality of the field is under analysis.
Reggane 6	15.53	2006-2007	Reggane-7 is currently being drilled. The commerciality of the field is under analysis.
Bolivia
Huacaya x1	17.01	2006-2007	A declaration of commerciality was submitted to the Bolivian authorities in 2008, and has not yet been approved. Commerciality is expected to be declared in 2009.
Brazil
Carioca	23.14	2007	The National Petroleum Agency (ANP) declared an “Evaluation Area”, which expires in November 2011. In the same block, the exploratory well Iguazu ended in April 2009 with positive results and, in June 2009, Abaré West is being drilled.
Guinea
Langosta 1	19.03	2007	An area of provisional discovery has been declared. The new exploratory period started on January 1, 2009 and will end on December 31, 2010. Studies will be performed and, if results are positive, an appraisal well will be drilled in 2010.
Iran
BKH-2 Band E Karkheh-2	6.61	2004-2005	A Master Development Plan has been presented to the NIOC.
Libya
A1 NC210(P13 - Rajul Al Raml)	4.52	2006	The appraisal phase ended in 2008 and the results are under analysis in order to determine the commerciality of the discoveries.
B1 NC 210	2.36	2006	The appraisal phase ended in 2008 and the results are under analysis in order to determine the commerciality of the discoveries.
C1 NC 210	2.03	2006	The appraisal phase ended in 2008 and the results are under analysis in order to determine the commerciality of the discoveries.
A1 NC 206	3.05	2006-2007	The appraisal phase ended in 2008 and the results are under analysis in order to determine the commerciality of the discoveries.

Country / Project	Millions of euro December 31, 2008	Years Wells Drilled	Comments
Peru
Buenavista 39 17 1X	5.31	2005	Results of the Raya-4 appraisal are being evaluated and complementary studies are being performed to establish more precisely the amount of available resources. In 2009 and 2010 a 2D seismic acquisition will be undertaken and other exploratory wells could be drilled to confirm the project’s commerciality.
Raya	7.28	2006	Results of the Raya-4 appraisal are being evaluated and complementary studies are being performed to establish more precisely the amount of available resources. In 2009 and 2010 a 2D seismic acquisition will be undertaken and other exploratory wells could be drilled to confirm the project’s commerciality.
Delfin 39 - 27 - 2X	8.09	2006	Results of the Raya-4 appraisal are being evaluated and complementary studies are being performed to establish more precisely the amount of available resources. In 2009 and 2010 a 2D seismic acquisition will be undertaken and other exploratory wells could be drilled to confirm the project’s commerciality.
Others (13 projects)	11.63	2001-2006	Aggregate costs of individually small projects in Brazil, Colombia and Libya, which are in various stages of development and evaluation.

Total	155.44

2.3.1.2	Exploration, Development, Acquisitions and Production

The underlying objectives of Upstream’s strategy are to increase its oil reserves and production, to achieve a greater geographical diversification of its activities and to reach operational excellence and increased profitability. Upstream’s strategy is focused on three key geographic areas which are expected to drive Upstream’s organic growth in the next years: the deep waters of the Gulf of Mexico and Brazil, North Africa and the north of Latin America, and Trinidad & Tobago. Production in Shenzi (Gulf of Mexico), began in March 2009. In Brazil, an intensive exploration program is being carried out in Block BM-S-9 (Carioca and Guará fields) which seeks to evaluate the resources which have been discovered. Production in these fields is expected to begin in 2012. In Libya, the I/R field began production in June 2008, through interim production installations (or Early Production Facilities). Once the final production facilities are completed, production is expected to increase notably in this key oil field. In Algeria, the Reggeane project is expected to start operating in 2012.

We expect that the development of these and other selective exploration projects will enable Upstream to increase its hydrocarbon production and optimize its portfolio of upstream operations. Upstream’s strategy also seeks to achieve this goal through the optimization of existing assets and the achievement of higher recovery.

In reinforcement of Repsol YPF’s strategy to achieve a greater geographical diversification and presence in OECD countries, during 2008 Repsol YPF took steps to expand its activities in Canada and Norway. These steps are consistent with Repsol YPF’s goal to achieve higher organic growth, optimize its assets and increase its oil reserves and production.

The tables below show production costs incurred by Repsol YPF and other details of Repsol YPF’s production operations in 2008, 2007 and 2006:

	2008	2007	2006
	(millions of euro)
Exploration, development and acquisitions (incurred costs)
Exploration	727	629	400
Development	491	760	528
Acquisitions and other	213	294	1,728

Total	1,431	1,683	2,656

	2008	2007	2006
Exploration, development and acquisitions
Exploratory concession net area (in km2)	222,626	257,022	270,162
Gross exploratory drilling tests finished (number of wells)	38	30	33
Positive (number of wells)	10	8	10
Discoveries and extensions(1)	9	17	3
Acquisitions (sales), net(1)	(1)	6	13

(1)	Millions of barrels of oil equivalent.

Country Activity Summary for 2008

Country	Blocks(1)		Net Acreage(1) (km2) Development	Net acreage(1) (km2) Exploration	Net production	Net production	Net proved reserves
	Development	Exploration
					(mmboe)	(mboe/d)	(mmboe)
Algeria	2	3	581	7,789	5.5	15.1	42.3
Bolivia	25	6	1,489	7,022	11.9	32.4	91.8
Brazil	1	21	51	3,925	5.0	13.7	26.3
Colombia	2	7	268	4,278	2.6	7.2	4.4
Cuba	—	1	—	4,512	—	—	—
Ecuador	2	—	770	—	5.2	14.1	11.2
Iran	—	2	—	14,638	—	—	—
Libya	1	14	874	58,224	18.4	50.2	115.9
Mauritania	—	2	—	45,439	—	—	—
Peru	2	6	202	31,395	3.2	8.7	113.5
Saudi Arabia	—	1	—	15,420	—	—	—
Spain	12	20	929	9,722	0.7	2.0	2.4
Trinidad and Tobago	7	—	2,363	—	55.4	151.4	488.0
United States	6	230	39	3,505	0.4	1.2	48.6
Venezuela	5	2	757	669	13.4	36.5	122.9
Others(2)	1	11	3,538	16,088	—	—	—

Total	66	326	11,861	222,626	121.8	332.5	1,067.3

(1)	Operated and Not Operated.

(2)	Includes Equatorial Guinea, Kazakhstan, Liberia, Mexico, Morocco, Sierra Leone and Suriname.

The following are the most significant activities conducted by Repsol YPF during 2008.

Algeria

In 2008, two exploratory discoveries (AZSE-2 (Azrafil SE) and KLS-1 (Kahlouche S)) were made in Block 351c-352c (Reggane Nord), located in the Reggane basin. Repsol YPF, which holds an interest of 33.75%, operates the block and leads the consortium integrated by the Algerian company, Sonatrach (25.0%), the German company, RWE DEA (22.5%) and the Italian company, Edison (18.75%). The block covers an area of 4,682 km2 in the south-central region of the Algerian Sahara. This exploratory discovery is in addition to the four exploratory discoveries made in 2007, 2006 and 2005: in Reggane 6, Sali and Kahlouche–2, and Reggane 5, respectively.

Repsol YPF expects to obtain Sonatrach’s declaration of commerciality for Reggane during 2009 in order to begin the development of this gas project, which is identified in the Strategic Plan 2008-2012 as one of Repsol YPF’s strategic projects.

In 2008, two additional exploratory discoveries (TGFO-1 and OTLH-2 (Oued Talha)) were made in Block M’Sari Akabli. Repsol YPF operates this block (holding an interest of 33.75%) which covers an area of 8,103 km2.

In 2009, an exploratory discovery (AL-2) in the Berkine block, in the Gassi Chergui region, was made.

The contract for the Gassi Touil integrated project was unilaterally terminated by Sonatrach on August 13, 2007, after Sonatrach had announced its intention to do so on July 4, 2007. Repsol YPF and Sonatrach are currently engaged in arbitration proceedings. For a more complete discussion, see Item 6. “Financial Information—Legal Proceedings.”

Bolivia

In May 2008, Repsol YPF entered into an agreement with YPFB pursuant to which Repsol sold to YPFB 1.08% of Andina’s capital stock. As of the date of this annual report, YPFB holds a 51.08% stake in Andina, while Repsol E&P Bolivia, S.A. holds a 48.92% stake. In October 2008, a Shareholders’ Agreement which regulates the administration, functioning and government of the company was signed by Repsol YPF and YPFB.

In 2008 Repsol YPF started analyzing the data and information generated during the drilling and testing of Huacaya, in order to select the best technical and economic alternative to assess the discovery and devise a development plan. The discovery Huacaya X-1 was made in late 2007 and the declaration of the commerciality of the well was communicated to the relevant authorities.

In 2008 works continued towards the full development of the significant gas and condensate resources in the field of Margarita. The field is located in Block Caipipendi north of the department of Tarija. Block Caipipendi contract came into effect on May 2, 2007 and expires in 24 years. The block is operated by a consortium integrated by Repsol 37.5% (Operator), British Gas 37.5% and Pan American Energy (PAE) 25.0%.

Brazil

In June 2008, Repsol YPF announced the discovery of a second oil field in the deep waters of the Santos Basin. The new oil field, named Guará, is located in Block BM-S-9 and is adjacent to the Carioca oil field, which was discovered in late 2007, also in this block. Both the Guará and the Carioca oil fields contain considerable resources which are considered to be of high quality, according to preliminary studies which cement Santos Basin’s position as one of the most promising deepwater areas in the world.

Presence of light crude oil with a density of around 28º API at a depth of 5,000 meters has been identified in the new Guará field, which is located 310 kilometers from the coast of Sao Paolo and was discovered by the consortium led by Petrobras (45% stake), as the operator, British Gas (30%) and Repsol YPF (25%).

During 2009, the consortium will continue to carry out the activities and investments necessary to determine with greater precision the size of the Carioca and Guará fields and design a plan for their development. Specifically, two more exploratory wells will be drilled in Block BM-S-9 during 2009 and a production test will be carried out in the Guará field. One of these exploratory wells, “Iguazu,” concluded in April 2009 with positive results, marking the third discovery in Block BM-S-9.

The development of this project in the deep waters of the Santos Basin, constitutes one of the ten key growth projects for Repsol YPF which are described in the Strategic Plan 2008-2012.

Repsol YPF has a 10% stake in the Albacora Leste field, which began production in April 2006, in the Campos Basin. This significant oil field located in the deep waters of Brazil, produced an aggregate amount of 137,000 barrels per day (100%) which are expected to increase to 180,000 barrels per day in the next years. Total proved oil reserves in this field at 2008 year-end were estimated at 263 million barrels (100%).

In early 2009, two relevant additional exploratory discoveries (Piracucá-Pialamba and Panoramix) were made in the Santos Basin. As of the date of this annual report, wells in Panoramix (operated by Repsol YPF) in Block BM-S-48 and in Piracucá-Pialamba (operated by Petrobras) in Block BM-S-7 are under evaluation. The discoveries are located in the Santos Basin offshore Brazil, near the Mexilhao/Cedro and Merluza/Lagosta fields. Repsol YPF and Petrobras confirmed the economic viability of the Piracucá-Pialamba discovery in April 2009.

Canada

In late 2008, Repsol YPF successfully bid for gas and oil exploration rights in three blocks in Canada’s Newfoundland (Terranova) and Labrador Offshore Area. Two of these blocks are located in the Central Ridge/Flemish Pass area, while the other one is located in the Jeanne d’Arc Basin area. In these blocks, which cover an area of 4,000 km2, Repsol YPF will be working with two Canadian partners, Husky Oil and Petro-Canada. This concession allows the company to press ahead with its plans to increase its exploration and production activities in OECD countries.

Ecuador

On September 10, 2008, Repsol YPF Ecuador S.A. sold its 25% stake in Block 14 to PetroOriental S.A. (CNPC). On August 25, 2008, through Ministerial Agreement No. 196, the Minister of Mines and Petroleum had already authorized the transfer of such rights and obligations to PetroOriental S.A.

On March 12, 2009, Repsol YPF (and its partners in Block 16) reached an important agreement with the Government of Ecuador that extends the term of the Contrato de Participación until December 31, 2018. Additionally tax on extraordinary profits are reduced from 99% to 70% during a transition period of one year, that ends on March 12, 2010. During such year, a long-term Services Contract will be negotiated with the Government of Ecuador; however, if within the aforementioned year Repsol YPF (and its partners) and the Ecuadorian Government do not reach a stable contractual framework or the negotiation period is not extended, all the contractual relationship in Block 16 will be early terminated.

In March 2009, in the context of the agreements reached with the Ecuadorian Government, Repsol YPF acquired from Murphy Ecuador Oil Company Ltd. its 20% interest in the consortium of Block 16. As a result of this acquisition Repsol YPF's stake in the consortium increased from 35% to 55%.

Iran

On December 31, 2008, Repsol owned mineral rights in 2 exploration blocks with a net area of 14,638 km2. In 2008 Repsol YPF completed an exploratory drilling in the Mehr Offshore block with a negative result (BKH-4N).

In 2004, Repsol YPF and Shell signed an agreement with the Iranian state company NIOC (National Iranian Oil Company) for the development of an integrated LNG project called “Persian LNG.” The Final Investment Decision (FID) with respect to the liquefaction plant and the start of the exploration and development operations has not yet been taken by the project partners.

Libya

On July 17, 2008, Repsol YPF, the other consortium partners of Blocks NC115 and NC186 and the Libyan national oil company (NOC) entered into an agreement which provides for the extension of the NC115 and NC186 exploration and production contracts until 2032. This represents a 15 years extension in the NC115 contract and, a 5 or 9 years extension, depending on the field, in the NC186 contract. The agreement provides for the exploitation by Repsol YPF and the other consortium partners of the abundant resources which have been discovered in both blocks.

Additionally, Repsol YPF and the other consortium partners renewed their exploration licenses with respect to such blocks for a period of 5 years, which could lead to an increase in Repsol YPF’s volumes of oil reserves and production. In consideration for the extension of these contracts and the new exploratory licenses, the consortium will have to pay US$1 billion in three installments. The agreement conforms to the new standards applying to Production Sharing Contracts in Libya, which increase the NOC’s entitlement to net production.

In the beginning of 2008, a new exploratory discovery in the prolific NC186 block was made in the well “Y1”. This block is located in the Murzuq basin, has a total area of 4,295 km2 and is operated by Repsol YPF, with a stake of 32%.

In June 2008, production in the “I/R” field began. This field is located in the prolific basin of Murzuq, in Blocks NC186 and NC115, which are both partially owned by Repsol YPF. The “I/R” field, discovered in 2006, is one of the greatest discoveries in the history of Repsol YPF and the largest discovery in Libya over the past 10 years. It has a potential output of 90,000 barrels per day and its development may lead to an increase of Repsol YPF’s reserves and production in this country. The “I/R” field is one of ten key growth projects identified by Repsol YPF in its Strategic Plan 2008-2012.

In late 2008, the NOC approved the development plans for fields “J” and “K” of Block NC186 (which partners are Repsol YPF, Total, OMV and StatoilHydro). Approval of the development plan for field “E” of Block NC-200 (which partners are Repsol YPF and OMV) is expected to be granted in the first half of 2009.

In April 2009, a new hydrocarbons discovery was made (the first to be made offshore) in the coast of Libya, through the Barracuda well in Block NC202. The well, which has a total depth of about 4,820 meters in water depth of about 50 meters, is the first discovery in Block NC202, which is located in the Sirte Basin, approximately 15 km from the shore. Repsol YPF, with a stake of 60% in the exploratory phase, is the operator of the consortium, which is also integrated by the Austrian company OMV (40%).

Norway

In line with its geographical diversification strategy and its goal to achieve increased presence in OECD countries, in October 2008, Repsol YPF, along with Det Norske, Bayerngas and Svenska, presented a bid for an exploratory area located between the Draugen and Njord fields (Norwegian Sea) in the APA Round 2008 (Award of Predefined Areas). The area was granted to the consortium in early 2009.

Peru

In January 2008, a major discovery was made in the Kinteroni exploratory well in Peru’s Block 57, located in Cuzco department. Repsol YPF is the operator of the consortium that will develop the Kinteroni field and has a 53.84% stake, while Petrobras has the remaining 46.16% stake. The first production tests obtained approximately 1 million cubic meters of gas per day (0.365 billion cubic meters per year) and 198 cubic meters per day of associated liquid hydrocarbons (72,270 cubic meters per year). In order to define a commerciality and development plan for the Kinteroni field, a 3D seismic campaign will be performed on the Kinteroni structure and various delineation and exploratory wells will be drilled in Block 57. These activities shall allow us to make a more precise evaluation of the resources which have been discovered.

Block 57 is located in the proximity of the Camisea field (Blocks 56 and 88), where Repsol YPF holds a 10% stake. Blocks 56 and 88 will supply natural gas to one of the largest LNG projects of Repsol YPF: the Peru LNG project. In 2008, in accordance with the approved development plan, work continued towards the complete development of the Camisea (Blocks 56 and 88) field which will supply natural gas to the future LNG plant in the Peru LNG project, which is expected to be in operation by 2010 and in which Repsol YPF holds a 20% stake. In Block 88, Repsol YPF is developing the Cashiriari field, while production continued in the San Martín field (already in production since 2004). In September 2008, the development stage was concluded and production began in the Pagoreni field, located in Block 56.

Russia

During 2008, the merger between West Siberian Resources (WSR), a company in which Repsol YPF holds a 10% stake since February 2006, and Alliance Oil was completed. The resulting company has produced approximately 48,000 barrels per day, and has refined approximately 66,000 barrels per day in 2008. WSR had signed the related merger memorandum of understanding with Alliance in December 2007.

Trinidad and Tobago

Repsol YPF and BP, the two leading private companies in Trinidad and Tobago, own BpTT (in which Repsol YPF holds a 30% stake and BP holds a 70% stake). BpTT, which operates an extensive offshore area, reached an average daily production of 467,000 boe/d. In the fourth quarter of 2007, the BpTT Mango and Cashima fields began production, which led to an increase in gas availability in 2008 for train 4 (in which Repsol YPF holds 22.22% stake) of the Atlantic LNG plant.

In the fourth quarter of 2008, the water compression “Teak Blow Down” project was completed, resulting in an increase of 700,000 m3 in gas production from January 2009 to be supplied to the domestic market.

United States

Repsol YPF has significantly increased its presence in the deep waters of the Gulf of Mexico in the last three years through its participation in an important development project in Shenzi and the concession of new exploratory blocks. This is considered to be one of the deepwater areas in the world with higher profitability and exploratory potential.

Repsol YPF has a 28% stake in the Shenzi field, which currently is in its last development stage. Oil and gas production began in the Shenzi’s platform in March 2009 (a few months earlier than expected). Shenzi’s platform was installed in mid 2008. In 2008, production began in the second productive well in the west region of Shenzi (formerly known as Genghis Khan), through the Marco Polo platform. At the end of 2008, production through this platform was interrupted as a result of hurricanes Gustav and Ike, and is expected to resume in the second half of 2009. Shenzi is one of the biggest discoveries to date in the deep waters of the Gulf of Mexico.

In Exploratory Round 206, conducted in the Gulf of Mexico in early 2008, Repsol YPF won 32 new exploration blocks which, in addition to those achieved in recent years, constitute a strong portfolio of exploration projects. Repsol YPF’s participation in these rounds is consistent with its geographical diversification strategy and its goal to achieve increased presence in OECD countries. In March 2009, Repsol YPF won 20 new exploration blocks in Exploratory Round 208.

In Alaska, Repsol YPF obtained 93 blocks in Exploratory Lease Sale 193 in the first quarter of 2008. These blocks are in the Chukchi Sea (offshore Alaska) and cover a total surface of 2,139 km2. Repsol YPF aims to generate a large portfolio of leases in an under-explored basin with potentially large resources in Alaska. In July 2007, Repsol YPF joined Shell Offshore Inc. and Eni Petroleum US LLC in Alaska to explore 71 contiguous offshore blocks in the Beaufort Sea north of the Prudhoe Bay and Kuparuk oil fields. Repsol YPF holds a 20% stake in these blocks.

In early 2009, an important discovery was made in the deep waters of the Gulf of Mexico in the region of Keathley Canyon, located 300 kilometers from the coast of Houston. Repsol YPF is the operator of this new field, in which a column of at least 100 meters of hydrocarbons has been identified. The new well has a depth of 10,000 meters, and is placed 2,000 meters below the water. Repsol YPF is the exploratory operator of the consortium that made this discovery.

Venezuela

In 2008 negotiations continued with the Venezuelan authorities regarding the participation of Repsol YPF in one of the new heavy crude oil projects in the Faja region. Repsol YPF also continued working with PDVSA on the evaluation of the reserves in the Junín-7 block.

In 2006, PDVSA and Repsol YPF agreed the conditions for the transfer of the operating agreements to a mixed company structure, which were effective as of April 1, 2006. Pursuant to such agreement, participations in the Mene Grande and Quiriquire oil fields (PDVSA 60%; Repsol YPF 40%) and in the Quiriquire Profundo field (Repsol YPF 60%; PDVSA 40%) were established. Additionally, the agreement extended for 20 years the Quiriquire and Mene Grande concessions, increased sales prices and provided for the possibility of entering new businesses within the country. In May 2007, Repsol signed with PDVSA a Memorandum of Understanding (MOU) with respect to the conditions for the transfer of the Barua and Motatán fields to the Petroquiriquire Mixed Company, in which Repsol YPF has a 40% stake. Approval of the agreement by the National Assembly of Venezuela is currently pending and is expected to be granted during 2009.

2.3.2	LNG

LNG activities include the liquefaction, transportation, commercialization and regasification activities of liquid natural gas (LNG). It also comprises power generation activities in Spain not performed by Gas Natural, and natural gas commercialization in North America. Since the introduction of Repsol YPF’s new organizational structure on January 1, 2008, Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. The information provided in this section 2.3.2 relates solely to Repsol YPF’s LNG business segment. See “—Repsol YPF—Organizational structure and business segments of Repsol YPF,” for information on Repsol YPF’s new organizational structure, and “—YPF—LNG,” for information regarding YPF’s LNG activities. See “—Gas Natural,” for information regarding Gas Natural’s LNG activities.

LNG accounted for approximately 3.0%, 2.0% and 1.8% of Repsol YPF’s operating income in 2008, 2007 and 2006, respectively.

2.3.2.1	Main projects

Angola

On June 18, 2007, Gas Natural signed a memorandum of understanding with Sonangol Gas Natural (Sonagas) for the development of an integrated gas project in Angola. On December 3, 2007, Gas Natural West

Africa, S.L. (GNWA) signed a participation agreement with Sonagas, the Italian company ENI, the Portuguese company GALP and the German company EXEM to carry out initial work on the project, which began in the first quarter of 2008 and will consist of evaluating gas reserves in Angola. Subsequently, the project will seek to develop these reserves and export them in LNG form. On February 20, 2008, Repsol YPF bought a 60% stake in GNWA. Accordingly, Repsol YPF and Gas Natural beneficially own a 20% stake in the consortium through GNWA, while Sonagas holds 40%, ENI holds 20%, GALP holds 10% and EXEM holds 10%. In July 2008, the Cabinet of Angola approved the Risk Service Contract and the Concession Decree-Law of the Open Areas. The approval of the National Assembly was granted in March 2009.

Iran

In 2004, Repsol YPF and Shell signed an agreement with the National Iranian Oil Company (NIOC) for the so-called “Persian LNG Project.” The project was expected to consist of two liquefaction trains of 8.1 million tonnes per year each.

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

The contract was valued at US$15 billion and provides for the supply of LNG to the Mexican plant for a period of 15 years. The total volume of gas supplied during this period will be more than 67 billion cubic meters. The gas supplied will come from the Camisea liquefaction plant in Southern Peru, of which Repsol YPF is the exclusive trader.

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

The construction of the liquefaction plant progressed with a slight delay during 2008, but contingency plans are being implemented in order to comply with the project schedule. The target for the start of operations remains scheduled for 2010. All the pipes needed in the project were received in 2008. Works on the pipeline have progressed with a slight delay.

On June 26, 2008, Peru LNG signed financing agreements with the Interamerican Development Bank (IDB), the International Finance Corporation of the World Bank and other export credit agencies, receiving the first payment in November 2008.

Spain

Bahía de Bizkaia Electricidad, S.L. (BBE), in which Repsol YPF has a 25% stake, is an 800 MW combined cycle plant (CCGT) in the port of Bilbao. It obtains the natural gas needed to produce electricity from the regasification plant (BBG) adjacent to it. The electricity generated is fed into the Spanish network for domestic, commercial and industrial use.

Bahía de Bizkaia Gas, S.L. (BBG), in which Repsol YPF has a 25% stake, is a regasification terminal with a gas output capacity of 800,000 Nm3 per hour. BBG is supplied by gas tankers of up to 140,000 m3 at the port of Bilbao, and its production is used for domestic, commercial and industrial purposes, in addition to providing natural gas to BBE.

Trinidad and Tobago

Repsol YPF holds an interest in Atlantic LNG, a joint venture with, among others, BP and BG plc. Atlantic LNG operates a LNG plant at Point Fortin, with four liquefaction trains in operation at present. This plant commenced production in 1999 with the first liquefaction train (3 million tonnes of LNG per year), in which Repsol YPF holds a 20% stake. The second and third liquefaction trains, in each of which Repsol YPF holds a 25% stake, started operations in 2002 and 2003, respectively, and had a combined installed production capacity of approximately 7 million tonnes of LNG per year. On December 2005, the fourth liquefaction train, in which Repsol YPF holds a 22.2% stake, started operations with a production capacity of 5.2 million tonnes per year. On May 1, 2007, the fourth train commenced production. The fourth train increased the total production capacity of the Atlantic LNG plant to 15 million tonnes per year. In addition to its stake in the liquefaction trains, Repsol YPF participates in gas supply activities and is one of the main LNG off takers.

United States and Canada

In June 2005, Repsol YPF and Irving Oil Limited signed an agreement to develop the first LNG regasification terminal on Canada’s east coast. The agreement contemplates the creation of a new company, Canaport LNG, which will construct and operate the terminal and will supply natural gas to the markets in the area and the northeastern coast of the United States and Canada. The plant, located in Saint John, New Brunswick, Canada, will have a regasification capacity of 10 bcm per year of LNG. Repsol YPF, which will supply natural gas to the terminal, has a 75% participation in the plant.

The regasification plant is expected to start operating and supplying natural gas to the market approximately in mid 2009. Irving Oil will market the LNG regasified at this plant on the Atlantic coast of Canada, and Repsol YPF will market it in the rest of Canada and in the United States.

In May 2006, Repsol YPF (75%) and Irving Oil (25%) made the final investment decision (FID) for the Canaport project and the EPC (Engineering, Procurement and Construction) contracts for the onshore facilities were awarded to the Saipem/SNC Lavalin Consortium and the contract for the offshore facilities to the Peter Kiewitt/Sandwell Consortium. In 2008, construction works progressed slightly behind schedule. In addition, in August 2007, the EPC for a third LNG tank was approved, which will increase plant capacity and allow the plant to receive the biggest vessels designed to date (Q-flex and Q-max). The financing for the third LNG tank was signed during the first quarter of 2009 and the construction works are expected to be concluded at the beginning of 2010.

In 2006, construction and operation contracts were awarded for the gas pipeline between New Brunswick, Canada, and Maine, United States, which will allow for transporting natural gas to markets in northeastern North America. Construction works, which began in December 2007, have concluded and the pipelines are ready to transport natural gas.

In November 2008, Repsol YPF began the commercialization of natural gas purchased to Canadian producers.

The regasification plant in Canaport will meet Repsol YPF’s objective of having a strategic gateway for LNG into premium areas of the North American gas market.

2.3.2.2	Transport of LNG

Repsol—Gas Natural LNG, S.L., (Stream), in which Repsol YPF and Gas Natural hold a 50% stake respectively, is one of the world’s leading companies in LNG commercialization and transportation, and it is a major operator in the Atlantic Basin. One of its goals is to optimize the LNG fleet of Repsol YPF and Gas Natural, which as of December 31, 2008 amounted to 11 LNG tankers in total.

At the end of 2008, Repsol YPF had three LNG tankers, under the time charter method, with a total capacity of 416.000 m3. A fourth LNG tanker, Sestao Knutsen, with a capacity of 138.000 m3, was jointly owned by Repsol YPF (50%) and Gas Natural (50%). The fleet is expected to increase in the second half of 2009 with the incorporation of a new LNG tanker, Iberica Knutsen, which will also be jointly owned by Repsol YPF (50%) and Gas Natural (50%).

In 2007, Repsol YPF signed a lease agreement, under the time charter method, for four new LNG tankers, one with Naviera Elcano and three with Knutsen OAS. The four ships, which will begin to operate in 2010, will have a nominal capacity of 173,400 m3 of LNG each and will feature advanced technologies.

2.3.3	Downstream

Repsol YPF’s Downstream businesses engage in supply and trading, refining, marketing and transportation of crude oil and petroleum products, LPG, chemicals and electricity. Since the introduction of Repsol YPF’s new organizational structure on January 1, 2008, Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. The information provided in this section 2.3.3 relates solely to Repsol YPF’s Downstream business segment. See “—Repsol YPF— Organizational structure and business segments of Repsol YPF,” for information on Repsol YPF’s new organizational structure and “—YPF—Downstream,” for information regarding YPF’s downstream activities.

Downstream operations contributed 21.9%, 37.9% and 33.7% of the total operating income of Repsol YPF in 2008, 2007 and 2006, respectively.

Repsol YPF is the leader in the Spanish market, and overall conducts refining activities in three countries and distribution and marketing activities in five countries. At December 31, 2008, Repsol YPF’s worldwide refining capacity was 872 thousand barrels per day (excluding YPF and Repsol YPF’s interest in the REFAP refinery) and Repsol YPF’s marketing network consisted of 4,399 retail stations worldwide.

2.3.3.1	Refining

Repsol YPF’s refineries produce a wide range of petroleum products, including automotive and industrial fuels, jet fuels, lubricants, basic petrochemicals, asphalt and coke. As of December 31, 2008, Repsol YPF held interests in seven refineries (including six that it operates). Repsol YPF operates five refineries in Spain with a total installed capacity of 770 thousand barrels per day and one refinery in Latin America (Peru) with a total installed capacity of 102 thousand barrels per day.

Repsol YPF is the largest domestic refiner in Spain and holds approximately 58% of the estimated domestic refining capacity in terms of installed capacity in primary distillation as of December 31, 2008.

Repsol YPF is the technical operator of the La Pampilla refinery in Peru in which it has a 51.03% interest.

Additionally, Repsol YPF has interests in one refinery in Brazil, which is operated by other companies. On December 17, 2008, Repsol YPF sold its interest in the Manguinhos refinery.

2.3.3.1.1	Installed Capacity, Supply and Production

The following table sets forth the capacities of Repsol YPF’s wholly and partially-owned refineries at December 31, 2008:

	Primary Distillation	Conversion Index(2)	Lubricants
Refining capacity and configuration(1)	(thousand barrels per calendar day)	(%)	(thousand tonnes per year)
Spain
Cartagena	100	—	155
La Coruña	120	66	—
Puertollano	150	66	110
Tarragona	180	44	—
Bilbao	220	32	—

Total Repsol YPF (Spain)	770	43	265

Peru
La Pampilla	102	24	—

Total Repsol YPF	872	40	265

(1)	Information presented in accordance with Repsol YPF’s consolidation criteria: all refineries reported on a 100% basis.

(2)	Stated as the ratio of fluid catalytic cracking (“FCC”) equivalent capacity to primary distillation capacity.

On December 17, 2008, Repsol YPF sold its interest in the Manguinhos refinery (located in Brazil), which had a total primary distillation capacity of 14,000 barrels per calendar day. Additionally, on July 1, 2008, Repsol YPF’s reclassified its participation in REFAP refinery (located in Brazil) to non-current asset classified as held for sale. REFAP refinery’s total primary distillation capacity amounts to 180,000 barrels per calendar day.

During 2008, Repsol YPF’s refineries processed 39.0 million tonnes of crude oil, of which 3% was from Repsol YPF’s own production and the remaining crude was purchased either through contracts or in the “spot” markets. In connection with a long-standing relationship with Pemex, Repsol YPF purchases from Pemex an amount of barrels per day which is fixed annually. In 2008, 2007 and 2006, that amount was fixed at approximately 95,500, 100,000 and 104,000 barrels per day, respectively. The 2009 amount has not yet been fixed, but it is estimated at 87,500 barrels per day. A total of 8.2 million tonnes of crude oil and 1.6 million tonnes of intermediate and finished products were bought and resold in 2008.

The following table sets forth the origin of crude oil processed during 2008, 2007 and 2006:

	2008	2007	2006
Middle East	23%	18%	20%
North Africa	16%	13%	19%
West Africa	11%	10%	8%
Latin America	23%	24%	27%
Europe	27%	35%	26%

Total	100%	100%	100%

The following table sets forth Downstream’s refining production figures for its principal products for the periods indicated:

	2008	2007	2006
Feedstock processed(1)(2)
Crude oil	39.0	40.1	39.8
Other feedstock	5.1	6.5	5.5

Total	44.1	46.6	45.3

Refining production(1)(3)
Intermediate distillates	19,994	20,906	20,295
Gasoline	7,235	7,820	7,858
Fuel oil	7,308	7,337	6,936
LPG	1,013	1,017	988
Asphalts(4)	1,558	1,741	1,639
Lubricants	212	249	238
Other (except petrochemical)	1,674	1,627	1,578

Total	38,995	40,696	39,532

(1)	Information presented in accordance with Repsol YPF’s consolidation criteria: all refineries reported on a 100% basis, except for REFAP (30%) and Manguinhos (31.13% ). On July 1, 2008, Repsol YPF’s reclassified its participation in the REFAP refinery to non-current asset classified as held for sale. On December 17, 2008, Repsol YPF sold its interest in the Manguinhos refinery. Consequently, information regarding the REFAP and Manghinhos refineries in 2008 corresponds to the period January-June and full year, respectively.

(2)	Millions of tonnes.

(3)	Thousands of tonnes.

(4)	Includes asphalt production of Asfaltos Españoles S.A. (ASESA), a company in which each of Repsol YPF and CEPSA holds 50%. 50% of ASESA’s products are marketed by Repsol YPF.

Spain. Repsol YPF’s refineries in Spain operated at an average capacity of 91.9% in 2008, as compared to 90.8% in 2007 and as compared to an estimated 90.1% for all Spanish refineries in 2008. In 2008, Repsol YPF’s five Spanish refineries refined 34.0 million tonnes of crude oil, which represents approximately 56% of all crude oil refined in Spain. The geographic distribution of Repsol YPF’s refineries and their proximity to the principal Spanish centers of consumption provide significant competitive advantages. Two refineries (at Cartagena and Tarragona) are located on the Mediterranean coast, one (at La Coruña) is located on the northwest coast, the fourth (at Puertollano) is located inland alongside the major pipeline network and the fifth (at Bilbao) is located on the northern coast.

The five refineries owned by Repsol YPF in Spain are undertaking a capital investment program for the purpose of adapting their production schemes to the strict European Union product quality requirements which took effect on January 1, 2005, which establish fuel specifications for 2005 and 2009. Pursuant to this program, a hydrocracking unit in Tarragona started operations in mid-2002, a mild hydrocracking unit in Puertollano started operations in mid-2004, an isomerization unit in Tarragona started operations in March 2005, a FCC naphtha desulphurization unit in Bilbao started operations in August 2005, a FCC feedstock hydrotreatment in La Coruña started operations in August 2005, and a middle distillates hydrotreatment in Bilbao started operations in June 2006. During 2008, all necessary investments were made so that these refineries were able to comply with fuel specifications by January 1, 2009. See Item 2. “Information on Repsol YPF—Environmental Matters.”

At December 31, 2008, Repsol YPF had storage facilities with 30 million barrels of crude capacity and 46 million barrels of refined product capacity.

The Spanish government requires that entities involved in the production or distribution of petroleum products in Spain maintain minimum levels of reserves of those products. Under legislation enacted in 1994, Corporación de Reservas Estratégicas (CORES) was created by the Spanish government to establish, manage and maintain levels of strategic reserves of crude oil and petroleum products. In 2008, 59,353 tonnes of crude oil and products were sold to CORES. Repsol YPF complies in all material respects with current regulations relating to CORES.

Peru. La Pampilla, which is located 25 km north of Lima, has a total refining capacity of approximately 102,000 barrels per day and, according to Repsol YPF’s estimates, accounted for more than 50% of Peru’s refining capacity at December 31, 2008. In 2008, La Pampilla operated at an average capacity of 75.2%, as compared to 82.5% in 2007. La Pampilla benefits from its proximity to Lima, which Repsol YPF estimates to represent more than 50% of Peru’s demand for oil, and from the long distance to alternative sources of supply the Gulf of Mexico. During 2008, the La Pampilla refinery processed 3.9 million tonnes of crude oil.

Brazil. Repsol YPF has a 30% interest in the REFAP refinery in southern Brazil, which on July 1, 2008, was reclassified to non-current assets available for sale. On December 17, 2008, Repsol YPF sold its 31.13% interest in the refinery at Manguinhos in Río de Janeiro.

2.3.3.1.2	Sales and Distribution

The following table sets forth the sales of petroleum products broken down by product and markets. (This table does not include LPG sales to Repsol YPF’s related distribution companies. See “—Operations—Downstream—LPG.”).

	2008	2007	2006
	(thousand tonnes)(1)(2)(3)
Sales in Europe	36,361	37,262	36,991
- Own marketing	23,199	24,454	24,155
- Light products	19,336	20,308	19,703
- Other products	3,863	4,146	4,452
- Other Sales in Domestic Market	6,926	6,809	7,437
- Light products	4,985	4,748	5,262
- Other products	1,941	2,061	2,175
- Exports	6,236	5,999	5,399
- Light products	1,761	1,905	1,979
- Other products	4,475	4,094	3,420
Sales in Rest of the World	6,501	9,197	8,051
- Own marketing	2,981	4,628	3,659
- Light products	2,412	4,015	3,223
- Other products	569	613	436
- Other Sales in Domestic Market	2,314	3,219	2,812
- Light products	1,702	2,357	2,085
- Other products	612	862	727
- Exports	1,206	1,350	1,580
- Light products	302	294	533
- Other products	904	1,056	1,047

Total Sales	42,862	46,459	45,042

- Own marketing	26,180	29,082	27,814
- Light products	21,748	24,323	22,926
- Other products	4,432	4,759	4,888
- Other Sales in Domestic Market	9,240	10,028	10,249
- Light products	6,687	7,105	7,347
- Other products	2,553	2,923	2,902
- Exports	7,442	7,349	6,979
- Light products	2,063	2,199	2,512
- Other products	5,379	5,150	4,467

(1)	Information includes 30% of REFAP refinery (Brazil) and 31.13% of Manguinhos refinery (Brazil). On July 1, 2008, Repsol YPF’s reclassified its participation in the REFAP refinery to non-current asset classified as held for sale. On December 17, 2008, Repsol YPF sold its interest in the Manguinhos refinery. Consequently, information regarding the REFAP and Manghinhos refineries in 2008 corresponds to the period January-June and full year, respectively.

(2)	Other Sales in Domestic Market: includes sales to operators and bunker.

(3)	Exports: Expressed from the country of origin.

2.3.3.1.3	Transport of Crude Oil and Distribution of Petroleum Products

In Spain, Repsol YPF distributes the larger part of light products through Compañía Logística de Hidrocarburos S.A. (CLH) facilities.

CLH is the principal transporter of petroleum products in Spain. At December 31, 2008, CLH’s transportation network consisted of 3.835 km of refined product pipelines and 2 tankers. CLH also owns 38 storage sites (all of them connected to the multiple pipeline network with the exception of Gijón, Motril and the four storage sites located in the Balearic Islands) and 28 distribution facilities in airports, which in the aggregate represent a capacity of approximately 6.6 million cubic meters.

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

At December 31, 2008, Repsol YPF had a total leased capacity of approximately 125,000 cubic meters in Peru.

At December 31, 2008, Repsol YPF had leased time charter ship tankers for the transport of crude oil and/or oil products for a total combined capacity of 1,027,380 cubic meters, 85% of which was for the transport of crude oil and 15% of which was for the transport of oil products.

2.3.3.2	Marketing

The Downstream business’s points of sale (service stations and gas pumps) as of December 31, 2008 were as follows:

Points of sale	Controlled by Repsol YPF(1)	Flagged(2)	Total
Spain	2,684	906	3,590
Peru	119	116	235
Ecuador	—	—	—
Brazil	—	—	—
Portugal	265	176	441
Italy	47	86	133

Total	3,115	1,284	4,399

(1)	Owned by Repsol YPF or controlled by Repsol YPF under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.

(2)	The term “flagged” refers to service stations owned by third parties with which Repsol YPF has signed a reflagging contract that provides Repsol YPF with the rights (i) to become such service stations’ exclusive supplier and (ii) to brand the service station with its brand name. The average contract term in Spain is five years.

The number of service stations at December 31, 2008 decreased to 4,399 service stations from 4,783 service stations at December 31, 2007 mainly as a result of disinvestments in non-strategic assets in Brazil and Ecuador.

Spain. Repsol YPF’s marketing strategy in Spain is to keep its market share in sales through service stations.

Repsol YPF’s strategy also includes increasing its margins through sales of products other than gas, increasing the loyalty of its customers and retaining the Campsa, Petronor and Repsol brand names, thereby differentiating its products in Spain by positioning each brand individually.

Repsol YPF sells gasoline to the public in Spain under the Repsol, Campsa and Petronor brand names with the following distribution at December 31, 2008:

Points of sale by brand	Points of sale
CAMPSA	614
Repsol	2,627
Petronor	327
No brand	22

Total	3,590

At December 31, 2008, Repsol YPF had “strong links” with 2,684 of its points of sale (of which 952 were operated by Repsol YPF in Spain), which represent 75% of its points of sale and reflect the high degree of connection within Repsol YPF’s point of sales network. The remaining 25% of Repsol YPF’s points of sale were flagged. Repsol YPF operates 26.5% of its total points of sale in Spain. The sales of its own chain account for 31.6% of the total sales of the service station chains.

Repsol YPF supplies oil products not only through its own sales network but also through other operators. Repsol YPF believes that its network of refineries in Spain positions it to be a competitive supplier of oil products to other operators.

The Spanish market for petroleum products is a mature market. In order to maintain its market share and profitability, Repsol YPF offers higher value-added products and services, the most important of which are the following: Gna efitec 98, Gasoleo de Automoción “e+10,” the Repsol Supercor Service Stations (which Repsol YPF operates jointly with El Corte Inglés, which is Spain’s largest department store), the Repsol YPF VISA card and Solred Card.

The Repsol Supercor service stations sell a wide variety of consumer goods in addition to gasoline. At December 31, 2008, 38 stations which are located principally in Madrid, Barcelona and Málaga are operated under this brand name.

Repsol YPF believes that, as of December 31, 2008, its competitors in Spain with local refining capacity (Cepsa, Elf and B.P. Oil España) had links with approximately 24.9% of the points of sale in the Spanish market. Repsol YPF estimates that, as of December 31, 2008, approximately 3,410 service stations were owned or flagged by companies that do not own refineries in Spain, as compared to 3,332 at December 31, 2007 and 3,171 at December 31, 2006.

Royal Decree Law 6/2000 established a requirement to inform the Ministry of Economy of the current sale prices at the service station’s network and a prohibition on opening new points of sale for a period of five years for wholesale distributors with a market share greater than 30% (three years in the case of wholesale distributors with a market share between 15% and 30%). Repsol YPF’s service stations currently represent 38.56% of the total number of service stations in Spain. After the prohibition established by Royal Decree Law 6/2000 expired in June 2005, Repsol YPF continues to focus on improving the quality of its chain. The measures set forth in Royal Decree Law 6/2000 also facilitate the installation of new service stations in large commercial establishments.

Portugal. In 2004, the acquisition of Shell’s chain of service stations in Portugal, which consisted of 303 points of sale, of which 42 are company-owned and operated, increased Repsol YPF’s points of sale in Portugal.

As of December 31, 2008, Repsol YPF had 441 points of sale in Portugal (265 owned, 176 flagged), 81 of which were directly operated through GESPOST, a wholly-owned subsidiary of Repsol Portugal. This represents approximately 22.8% of all points of sale in the market as at December 31, 2008 (the Portuguese Petroleum Companies Asociation (APETRO) share does not include blank service stations or hypermarkets).

Ecuador. Pursuant to its strategy to disinvest in non-strategic assets, in June 2008, Repsol YPF sold its commercialization activities of liquid fuels in Ecuador to Primax for US$47 million. The sale included 123 service stations, in addition to commercial and logistic infrastructure and other complementary businesses, such as industrial and aviation sales and lubricants.

Brazil. In December 2008, Repsol YPF sold its commercialization activities of liquid fuels in Brazil to the Brazilian group AleSat for US$55 million. The sale included 327 service stations, in addition to commercial and logistic infrastructure and other complementary businesses, such as convenience stores, direct sales and asphalts.

Peru. In June 2006, following the agreement with Mobil Oil Perú SRL to acquire its service stations network and Industry & Wholesales (I&W) business, Refinería La Pampilla S.A. (in which Repsol YPF holds a 51% stake and for which Repsol YPF operates its refinery) became the largest operator in the country, both in retail and direct sales, with a 28.6% market share as of December 2008, when the integration became effective. As of December 31, 2008, the service station network had 235 outlets.

Other Petroleum Markets. Repsol YPF also sells petroleum products to the industrial, marine and aviation markets. Products sold in these markets include diesel fuel, kerosene, fuel oil, lubricants, asphalt, petroleum coke and other derivative products.

2.3.3.3.	LPG

Sales of LPG during the last three years by region and type of product were as follows:

	2008	2007	2006
	(thousand tonnes)
Sales volume of LPG
Spain	1,623	1,684	1,680
Latin America	1,360	1,473	1,340
Argentina	326	363	317
Bolivia	22	148	156
Chile	193	189	168
Peru	408	373	328
Ecuador	390	383	361
Others(1)	21	17	10
Rest of the World	240	248	227

Total	3,223	3,405	3,247

Sales volume of LPG
Bottled	1,897	2,026	2,039
Bulk, pipeline and others(2)	1,326	1,379	1,208

Total	3,223	3,405	3,247

(1)	Brazil.

(2)	Includes sales to the autogas market, petrochemical, LPG operators and others.

Spain

Repsol YPF’s LPG distribution activities are conducted by Repsol Butano, which has been distributing LPG to Spanish households and industrial users for 50 years and is currently the largest wholesaler and retailer of LPG in Spain, with a market share of 78.8% as of December 31, 2008.

Repsol Butano supplies bottled LPG to more than 10.9 million customers in Spain covering the entire Spanish market, except for the Canary Islands. While the vast majority of its sales of bottled LPG are to the household market, it also sells LPG in bulk form to industrial, commercial and household customers for use as a fuel.

Bottled LPG is used almost exclusively as a household fuel for cooking, water heaters and, in some cases, heating. Bulk LPG sales remained stable and pipeline sales increased 4.6% compared to 2007. Bottled LPG accounted for 54.9% of Repsol Butano’s total sales volume in 2008.

Approximately 34.9% of Repsol Butano’s sales in 2008 consisted of bulk LPG. Bulk LPG is used as fuel in the agricultural, industrial and household markets and for transportation. Repsol Butano sells most bulk LPG directly to end users. Bulk LPG is used as an industrial fuel for industrial ovens and heating in the farming industry. Bulk LPG is used in the household market, particularly in multiple unit dwellings, for the same uses as bottled LPG. Most bulk LPG is delivered by tanker trucks. Repsol Butano, however, distributes LPG via pipelines connected to industrial and household users and believes that such distribution may be an important intermediate step between the bottled LPG market and the natural gas market in the future.

Repsol Butano sold 1.65 million tonnes of LPG in 2008, as compared to 1.68 million tonnes in each of 2007 and 2006. In 2008, approximately 50.3% of Repsol Butano’s supply of raw material was obtained from Spanish refineries, of which 32.3% came from refineries affiliated to Repsol YPF and the remaining 18.0% from Cepsa and BP, and the remainder was purchased from sources located in the North Sea, Saudi Arabia and Algeria.

LPG bottling takes place at Repsol Butano’s 13 plants located throughout Spain. After LPG is bottled at a plant, it is delivered to Repsol Butano’s network of 522 bottled gas distribution agents. The distribution agents deliver LPG to retail customers at home. Repsol Butano has approximately 32 million bottles for storage and delivery of LPG in circulation.

As a result of the sales decline in 2007, Repsol Butano is adjusting the number of plants on the market to optimize the network. Repsol YPF has 16 plants in operation at the end of 2008, from the initial 19 plants which supplied bottled, bulk and pipelined LPG at the end of 2006, 13 plants which supply bottled, bulk and pipelined LPG and 3 plants which supply LPG to bulk and pipelined clients exclusively.

Argentina

Repsol YPF operates in the Argentine LPG retail market through Repsol-YPF Gas, S.A., in which Repsol YPF holds a 85% interest through Repsol Butano. S.A. Pluspetrol holds the remaining 15%. Repsol YPF markets 100% of its total LPG sales to packaged, bulk and piping network end users.

Repsol YPF’s share of the retail market in late 2008 reached 34.8%. LPG sales in 2008 amounted to 326 thousand tonnes.

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

Sales in 2008 in Portugal reached 184 thousand tonnes, bottled LPG accounted for 90 thousand tonnes which represents 48.6% of total LPG sales in Portugal.

Other Markets

In November 2008, Repsol YPF sold its 51% stake in Repsol Gas Bolivia to Corporación del Gas, S.A., which owned the remaining 49%.

In Bolivia, Chile, Peru, Ecuador and Brazil, Repsol YPF generated consolidated sales of 1,034 thousand tonnes in 2008.

In December 2007, Repsol YPF sold its 30% stake in Limagas (a LPG distributor in Peru) to Modlinco, S.A., which owned the remaining 70%.

In the other two markets where Repsol YPF markets LPG, France and Morocco, it generated consolidated sales of 56 thousand tonnes in 2008.

2.3.3.4	Chemicals

Repsol YPF produces, distributes and directly markets petrochemical products principally in Europe. Repsol YPF leads the Spanish market in basic and derivative petrochemical products, polymers and intermediate products.

Repsol YPF’s most significant production facilities are located in Spain (the Puertollano and Tarragona complexes) and Portugal (the Sines complex).

Additionally, Repsol YPF also produces rubber, styrene derivatives, in addition to fine chemicals.

The following table shows the production capacity, primarily located in Europe, for the main products of basic and derivative petrochemicals at December 31, 2008.

Total
(thousand tonnes)
Production capacity
Basic petrochemicals
Ethylene	1,320
Propylene	867
Butadiene	202
Benzene	290
Derivative petrochemicals
Polyolefins
Polyethylene(1)	875
Polypropylene	520
Intermediate Products
Propylene oxide, Polyols, Glycols and Styrene Monomer	1,189
Acrylonitrile/MMA	166
Rubber(2)	108
Others(3)	69

(1)	Includes EVA (ethylene vinyl acetate) and EBA (ethylene butyl acrylate) copolymers.

(2)	Includes 53 thousand tonnes of production capacity located in Mexico.

(3)	Includes styrene derivatives and fine chemicals.

The table below presents Downstream’s sales volume in 2008, 2007 and 2006 of petrochemical products:

	2008	2007	2006
	(thousand tonnes)
Petrochemical sales by type of product
Basic petrochemicals	629	772	753
Derivative petrochemicals	1,973	2,341	2,212

Total	2,602	3,113	2,965

Petrochemical sales by region
Europe	2,348	2,776	2,714
Rest of the World	254	337	251

Total	2,602	3,113	2,965

2.3.3.4.1	Basic Petrochemicals

Repsol YPF’s basic petrochemical production is focused on obtaining olefins and has an annual capacity of 1,320 thousand tonnes of ethylene (910 thousand tonnes in Spain and 410 thousand tonnes in Portugal).

Repsol YPF’s basic petrochemical production operations—except for the Sines petrochemical complex, which is located next to a refinery not owned by Repsol YPF—are closely integrated with Repsol YPF’s refining activities and production units are physically located within Repsol YPF’s refineries. The advantages which result from this structure include flexible supply of feedstock to the olefin cracker, efficient use of byproducts (such as hydrogen and pyrolysis gasoline) and synergies in power supply. Repsol YPF’s basic and derivative petrochemicals operations are also well-integrated.

Repsol YPF’s sales of basic petrochemicals products in 2008 were 629 thousand tonnes, of which 580 thousand tonnes were sold in Europe, and 49 thousand tonnes were sold in the rest of the world (mainly in Mexico).

2.3.3.4.2	Derivative Petrochemicals

Repsol YPF classifies its derivative petrochemicals products in two categories: polyolefins, and intermediate products. Polyolefins include a wide variety of polymers which are produced principally in Spain at the Tarragona and Puertollano complexes and in Portugal at the Sines complex since November 30, 2004. Intermediate products include a wide variety of petrochemical products, such as styrene, propylene oxide, glycols, polyols, acrylonitrile, rubber and fine chemicals.

Derivative petrochemical products sales in 2008 were 1.973 thousand tonnes, of which 1.768 thousand tonnes were sold in Europe, and 205 thousand tonnes were sold in the rest of the world.

Investments in 2008 in Basic as well as Derivative Petrochemicals have been principally directed to promote Repsol YPF’s growth strategy and include the revamping of the cracker unit at Tarragona (up to a capacity of 702,000 tonnes of ethylene) and the approval in June 2008 of an expansion project for the Sines complex in Portugal, which is expected to double its production and competitiveness due to process and energetic efficiency improvements. The project includes three new plants (a linear polyethylene plant, a polypropylene plant and a cogeneration or CHP plant) and a 40% expansion of the cracker plant up to 570,000 tonnes per year. Additionally, investments have been made to improve Repsol YPF's existing units and to achieve greater efficiency and cost reductions as well as improving product quality and safety and environmental standards.

In February 2008, Repsol YPF sold Bronderslev’s subsidiaries in Denmark and Polivar’s subsidiaries in Italy, as part of its disinvestment in the polymethyl methacrylate (PMMA) business.

2.3.3.5	Electricity

Repsol YPF has a total installed capacity in cogeneration plants of 637 MW:

•	Repsol YPF has eight cogeneration facilities which are integrated into Spanish refineries, with a total capacity of 331 MW.

•	Repsol YPF has one cogeneration facility integrated into La Pampilla (Peru) refinery, with a total capacity of 10 MW.

•	Repsol YPF has four cogeneration facilities integrated into petrochemical centers in Spain and Portugal, with a total capacity of 296 MW.

The electricity produced through these facilities is either used for self-consumption or sold on the market.

2.3.4	YPF

Since the introduction of Repsol YPF’s new organizational structure on January 1, 2008, Repsol YPF reports the integrated value chain activities (exploration, production, refining, logistics, marketing and chemicals) undertaken by YPF S.A. and its affiliates under a separate new segment, organized in two business units:

•	Upstream; and

•	Downstream.

Substantially all of YPF’s operations, properties and customers are located in Argentina.

YPF’s activities accounted for approximately 22.8%, 21.1% and 23.0% of Repsol YPF’s operating income in 2008, 2007 and 2006, respectively.

2.3.4.1	Upstream

YPF’s Upstream includes the exploration and production of crude oil and natural gas mainly in Argentina. Other Upstream activities in YPF include the supply and sale of natural gas and natural gas liquids in Argentina.

YPF’s Upstream accounted for approximately 8.7%, 16.9% and 20.5% of Repsol YPF’s operating income in 2008, 2007 and 2006, respectively.

2.3.4.1.1	Production, Acreage and Drilling Activities

The following table shows YPF’s net daily average production of crude oil and natural gas for 2008, 2007 and 2006:

	Production by Geographic Area
	2008			2007			2006
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	(mbbl/d)	(mmcf/d)	(mboe/d)	(mbbl/d)	(mmcf/d)	(mboe/d)	(mbbl/d)	(mmcf/d)	(mboe/d)
Argentina	313	1,706	617	330	1,795	649	348	1,846	677
Rest of the World	2	1	2	*	1	*	*	2	*

Total net production	315	1,707	619	330	1,796	649	348	1,848	677

*	Amounts less than one thousand barrels of oil or oil equivalent per day.

In 2008, crude oil and natural gas production in Argentina, on a boe basis, decreased by 4.7% compared to 2007. YPF’s production declines in recent periods are attributable mainly to the continuing maturity of its fields, although work stoppages and pipeline issues have on occasion contributed to production and capital project delays. During 2008, in the South Business Unit in the Gulf of San Jorge basin (UNAS) and the West Business Unit in the Neuquén basin (UNAO), a series of labor and community conflicts halted the production of approximately 4.88 million of barrels of oil equivalent. Due to some problems that affected the main pipeline of Magallanes UTE located in the Tierra del Fuego province, oil and gas production was stopped between December 2006 and March 2008. In 2007, YPF’s joint venture partner replaced 18.6 km of pipeline (17 km offshore and 1.6 km onshore), which connects the A3 platform and the battery. In addition, 3.7 km of pipeline that links the AM2 and AM3 platforms was replaced. These works, long-delayed by unfavorable weather conditions, finalized the first months of the year 2008 and began to operate in March 2008 recovering the production of the fields. The total contribution by YPF for this project was of US$20.9 million (€13.7 million).

The following table sets forth the average production costs by geographic area for 2008, 2007 and 2006:

	2008	2007	2006
	(€/bbl)
Lifting costs	4.42	3.62	3.03
Royalties, local taxes and withholding on exports	3.23	2.69	3.13
Transportation and other costs	0.19	0.07	0.06

Average production costs	7.84	6.38	6.22

The lifting cost ratio was €4.42 per barrel of oil equivalent in 2008.

The lifting cost ratio is calculated as the ratio of production cost (excluding royalties, local taxes, withholdings on exports of crude oil and gas from Argentina, transport and others costs) divided by annual production. In 2008 this ratio was €4.42 per barrel of oil equivalent, and it was calculated as the ratio between production costs of €1,776 million less royalties, local taxes and withholdings on exports of crude oil and gas from Argentina of €732 million and less transport and other costs of €42 million, divided by annual production of 226.62 million barrels of oil equivalent.

The following tables show information regarding YPF’s activities as of the dates and for the periods set forth below.

Developed and Undeveloped Acreage

	2008	2007	2006
	(thousands of acres)
Developed(1)
Gross(2)	834	650	621
Net(3)	558	546	459
Undeveloped(4)
Gross(2)	8,310	8,303	8,979
Net(3)	6,024	5,906	5,748

(1)	Developed acreage is spaced or assignable to productive wells.

(2)	The term “gross” relates to the total activity in which YPF and associated companies have an interest.

(3)	The term “net” relates to the sum of the fractional interests owned by YPF and associated companies plus their share of associated companies’ fractional interests.

(4)	Undeveloped acreage is considered to be those acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.

Number of Productive Wells

	2008	2007	2006
Oil
Gross(1)	11,418	11,387	10,765
Net(2)	9,839	9,879	9,391
Gas
Gross(1)	807	749	674
Net(2)	546	498	447

(1)	The term “gross” relates to the total activity in which YPF and associated companies have an interest.

(2)	The term “net” relates to the sum of the fractional interests owned by YPF and associated companies plus their share of associated companies’ fractional interests.

Number of Development Wells

	2008	2007	2006
Gross(1)
Oil	531	622	703
Gas	61	75	42
Dry	12	14	12

Total	604	711	757

Net(2)
Oil	397	488	580
Gas	43	51	14
Dry	12	13	10

Total	452	552	605

(1)	The term “gross” relates to the total activity in which YPF and associated companies have an interest.

(2)	The term “net” relates to the sum of the fractional interests owned by YPF and associated companies plus their share of associated companies’ fractional interests.

Number of Exploratory Wells

	Productive		Dry		Under Evaluation		In process of drilling		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Year ended Dec. 31, 2008(1)	4	3	13	7	—	—	3	2	20	12
Year ended Dec. 31, 2007(1)	6	5	17	11	1	1	5	4	29	21
Year ended Dec. 31, 2006(1)	2	2	17	13	2	2	7	5	28	22

(1)	The term “gross” relates to the total activity in which YPF and associated companies have an interest. The term “net” relates to the sum of the fractional interests owned by YPF and associated companies plus their share of associated companies’ fractional interests.

Suspended	Exploratory Well Costs

A detail of the YPF’s exploratory well costs is disclosed below:

	2008	2007	2006
	(millions of euro)
Beginning balance at January 1	37	35	57
Additions to capitalized exploratory well costs pending the determination of proved reserves	54	38	54
Reclassifications to well, facilities, and equipment based on the determination of proved reserves	(5)	—	(16)
Capitalized exploratory wells costs charged to expense	(60)	(32)	(55)
Adjustment by exchange rate	1	(4)	(5)

Balance at December 31	27	37	35

	2008	2007	2006
	(millions of euro)
Capitalized exploratory well costs that have been capitalized for a period of one year or less	26	27	26
Capitalized exploratory well costs that have been capitalized for a period greater than one year	1	10	9

Balance at December 31	27	37	35

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	1	1	3

The table below provides additional detail for the projects that have exploratory well costs capitalized for a period greater than one year from the date of completion:

Country/Project	Millions of Euro December 31, 2008	Years Wells Drilled	Comments
Argentina
Borde Sur del Payún x-1 s	1.2	2006-2007	In January 2009, the project was reclassified to well, facilities, and equipment based on the determination of proved reserves.

2.3.4.1.2	Exploration, Development, Acquisitions and Production

YPF’s Upstream strategy is to optimize existing assets, increase recovery, improve operations and invest in production fields located in Argentina.

Argentina’s oil and gas fields are mature and, as a result, YPF’s reserves and production are declining as reserves are depleted. Because YPF mainly has concessions for mature oil and gas fields that are undergoing natural production declines, it is difficult to replace proved reserves from other categories of reserves.

YPF continues executing the PLADA (Plan de Desarrollo de Activos) initiative, which encompasses comprehensive reviews of its oil and gas fields, to identify opportunities in the light of new technologies and design novel strategies to rejuvenate old fields and optimize the development of new fields in the complex setting of the Argentine basins. Many of YPF’s fields have similar characteristics to mature fields in other regions of the world that have achieved substantially higher recovery factors through the application of new technologies, similar to the ones YPF is evaluating. Nevertheless, the financial viability of these investments and reserve recovery efforts generally will depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

YPF has budgeted approximately US$1.6 billion in total investments and capital expenditures for 2009, a significant portion of which will be dedicated to its exploration and production activities. During the period 2009-2012, we expect to make capital expenditures around US$6.5 billion, approximately 65% relating to our exploration and production projects including some to increase recovery rates in our fields. While YPF’s oil and gas reserves are still declining, YPF increased its investment in recovery technology and exploration in 2008 with the goal of improving its recovery factors and hydrocarbon in place.

The tables below show production costs incurred by YPF and other details of YPF’s production operations in 2008, 2007 and 2006:

	2008	2007	2006
	(millions of euro)
Exploration, development and acquisitions (incurred costs)
Exploration	144	121	119
Development	1,291	1,074	1,184

Total	1,435	1,195	1,303

	2008	2007	2006
Exploration, development and acquisitions
Exploratory concession net area (in km2)	54,424	58,873	49,343
Gross exploratory drilling tests finished (number of wells)	17	23	21
Positive (number of wells)	6	6	2
Discoveries and extensions(1)	43	11	20

(1)	Millions of barrels of oil equivalent.

Country Activity Summary for 2008

Country	Blocks(1)		Net Acreage(1) (km2) Development	Net acreage(1) (km2) Exploration	Net production	Net production	Net proved reserves
	Development	Exploration
					(mmboe)	(mboe/d)	(mmboe)
Argentina	92	21	26,532	50,221	225.7	617	1,140.9
Rest of the World	5	53	17	4,203	0.9	2.4	1,7

Total	97	74	26,549	54,424	226.6	619.4	1,142.6

(1)	Operated and Not Operated.

The exploration activity in 2008 had two main focuses:

•

Offshore: perforation efforts in shallow water projects began in October 2008 using the Ocean Scepter Jack Up equipment. The first exploratory well was drilled in the GSJM-1 block (which is operated by YPF, and in which YPF holds a 67% working interest), without successful results. YPF also began the perforation of the well Helix x-1 in the E2 block (operated by Sipetrol, and in which YPF holds a 33.3% working interest). In February 2009, the well drilled proved to be unproductive.

•

Onshore: drilling activity was focused in exploration of remaining areas within production blocks. In terms of seismic acquisition, drilling activity was focused mainly in areas with low exploratory activity so far (Río Barrancas, La Banda and GAN-GAN).

In 2008, a total of 1,357 km2 were subject to three-dimensional seismic testing in areas operated by YPF and 937 km2 in areas operated by other companies (in which YPF participates). Also, 821 km were subject to two-dimensional seismic testing in areas operated by other companies (in which YPF participates).

During 2008, 17 exploratory wells (operated and non-operated areas) were drilled: 11 in the Neuquina basin, 3 in the Golfo San Jorge basin (one of them in the offshore), 2 in the Austral basin and one in the Noroeste basin. Successful operated wells included the Borde Sur del Payún e-4 (oil), Las Flechas x-2001 (oil) located in the Austral basin and El Balcón x-1 (oil) located in the Golfo San Jorge basin.

With respect to production initiatives, YPF continued to improve its facilities and focus its efforts to improve operating efficiencies at its key oil and gas properties. For example, YPF’s US$13 million (€9 million) 6th Stage Low Pressure Compression Project at the Loma La Lata natural gas field which started in February 2008 and will be operational at the end of 2009. The aim of the project is to add compression and align surface facilities to produce wet gas in separator units in the Loma La Lata Field in low pressure to mobilize the reserves.

YPF’s key production asset capital improvement projects include a water injection project at Rincón de los Sauces in the Neuquina basin, in the Chihuido de la Sierra Negra field, to mitigate the natural production decline attributable to the maturity of that field (this project is expected to be completed in 2009 at a total cost of approximately US$133 million (€96 million)). In the year ended December 31, 2008, YPF also repaired 49 wells, drilled 8 new wells to replace collapsed wells and commenced the revamping of the water treatment plant in Chihuido de la Sierra Negra (YPF invested US$29.9 million (€21.5 million) in these projects in 2008).

A pilot to evaluate Water Alternating Gas (WAG) process in Chihuido de la Sierra Negra has already finished, concluding that an expansion was not economically feasible. YPF’s current effort is focused on evaluating the Enhanced Oil Recovery (EOR) opportunities by chemical methods (ASP—Alkaly Surfactant Polymer). Delineation and development work has been focused on Manantiales Behr, Cañadón Yatel, Barranca Baya, Desfiladero Bayo, Señal Picada and Cañadón Amarillo. Tight Gas opportunities are being evaluated through a pilot in Lajas Fm., in Cupen Mahuida area. Significant effort is being performed in optimizing the waterflooding in Chihuido de la Sierra Negra, Los Perales and Cañadón Seco-Cañadón León.

In the block CNQ 7A, operated by PetroAndina Resources, in which YPF has a 50% interest, the delineation of the El Corcobo Norte, Jagüel Casa de Piedra, Cerro Huanunl Sur and Puesto Pinto Reservoirs has been completed and the development of those reservoirs has begun. In the El Corcobo Norte and Jagüel Casa de Piedra water injection projects have been implemented with good early results. A steam injection pilot project in Puesto Pinto has started.

The pipeline installation from Corcobo Norte to Puesto Hernandez, which will facilitate the transport of crude to YPF’s refinery in Lujan de Cuyo, replacing the current truck transport to the Medanito Plant has been finished.

Additionally, the negotiation for the extension of the Concessions in blocks Aguada Pichana (in which YPF holds a 27.27% working interest) and San Roque (in which YPF holds a 34.11% working interest) were successful completed during the first quarter of 2009. The Concessions were extended for ten years, until 2027.

Also, in October 2008, eight of YPF’s concessions in Neuquén were extended for 10 years (up to the year 2027): Cerro Bandera, Señal Cerro Bayo, Chihuido de la Sierra Negra, El Portón, Filo Morado, Octógono and Señal Picada-Punta Barda (in which YPF holds a 100% working interest and are operated by YPF), and Puesto Hernández (in which YPF holds a 61.55% working interest and is not operated by YPF).

YPF is engaged in efforts, through the PLADA program, to mitigate the decline in its reserves and production by adding reserves through field delineation, and technological enhancements aimed at improving its recovery factors through secondary recovery and geologically-optimized infill drilling. The PLADA initiative started in late 2006, following a rigorous Project Management methodology. During 2008 a total of 44 conceptualization studies were finalized on 38 Areas of Reserves. The updated resources base now contemplates 479 development opportunities, forming the base for strategic planning and much of the budget and operational activities. As December 2008 YPF’s portfolio of projects includes 1,400 projects to develop proven, probable, possible, development resources and exploration resources mainly focused on oil development and counting tight gas in the Neuquén basin. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

2.3.4.1.3	Natural Gas and LNG

In 2008, YPF sold approximately 31% of its natural gas to local residential distribution companies, approximately 65% to industrial users (including Mega and Profertil) and power plants, and approximately 3% in exports to foreign markets (principally Chile). Approximately 81% of YPF’s natural gas sales were produced in the Neuquina basin.

YPF estimates (based on preliminary reports of amounts delivered by transport companies) that natural gas consumption in Argentina totaled approximately 1,563 Bcf in 2008 and that the number of users connected to distribution systems throughout Argentina amounted to approximately 7.2 million as of December 31, 2008. The domestic natural gas market has grown significantly over recent years, driven by economic growth, domestic constraints on natural gas prices since 2002 (following the currency devaluation) and export constraints. However, YPF does not believe that the natural gas market will continue to grow at the same pace as in recent years. During 2008, YPF’s domestic natural gas sales volumes were 5% less than those in 2007, due to a lower consumption of residential markets because of milder winter temperatures.

2.3.4.1.3.1	Factors affecting domestic sales and exports

As a consequence of the energy crisis in Argentina, since 2002 the Argentine government has established resolutions and regulations which regulate both the export and internal market, including issuing injection orders pursuant to Resolutions No. 659 and No. 752 (which require exporters to increase supply of natural gas into the Argentine domestic market), issuing express instructions to suspend exports, suspending processing of natural gas and adopting restrictions on natural gas exports imposed through transportation companies and/or emergency committees created to address crisis situations.

In January 2004, Decree No. 181/04 authorized the Secretariat of Energy to negotiate with producers a pricing mechanism for natural gas supplied to industries and electric generation companies. Domestic market prices at the retail market level were excluded from these negotiations. Subsequently, the Argentine government has taken a number of additional steps aimed at satisfying domestic natural gas demand, including pricing regulations, export controls and higher export taxes and domestic market injection requirements.

These restrictions were imposed on all Argentine exporting producers, affecting natural gas exports from every producing basin. Exporting producers, such as YPF, have no choice but to comply with the government’s directions to curtail exports in order to supply gas to the domestic market. The applicable Resolutions provide penalties for non-compliance. Rule SSC No. 27/2004 issued by the Undersecretary of Fuels (“Rule 27”), for example, punishes the violation of any order issued there under by suspending or revoking the production concession. Resolutions No. 659 and No. 752 also provide that producers not complying with injection orders will have their concessions and export permits suspended or revoked and state that pipeline operators are prohibited from shipping any natural gas injected by a non-complying exporting producer. The government began suspending natural gas export permits pursuant to Rule 27 in April 2004, and in June 2004 the government began issuing injection orders to YPF under Resolution No. 659.

Thereafter, the volumes of natural gas required to be provided to the domestic market under the different mechanisms described above have continued to increase substantially. The regulations pursuant to which the government has restricted natural gas export volumes in most cases do not have an express expiration date. Likewise, YPF has not received any documentation indicating that the government will suspend or withdraw these actions. Accordingly, YPF is unable to predict how long these measures will be in place, or whether such measures or any further measures adopted will affect additional volumes of natural gas.

In June 2007, YPF was compelled pursuant to Resolution No. 599/07 of the Secretariat of Energy to enter into an agreement with the government regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of the Agreement 2007-2011 is to guarantee the supply of the domestic market demand at the levels registered in 2006, plus the growth in demand by residential and small commercial customers (the “agreed demand levels”). Producers that have signed the Agreement 2007-2011, such as YPF, would commit to supply a part of the agreed demand levels according to certain shares determined for each producer based upon such producers’ shares of total Argentine production for the 36 months prior to April 2004. For this period, YPF’s share of production was approximately 37% or 37 mmcm/d. The Agreement 2007-2011 also provides guidelines for the terms of supply agreements for each market segment, and certain pricing limitations for each market segment.

During the last quarter of 2008, the Secretariat of Energy increased the price of natural gas to regulated segments, through Resolution 1070 (Acuerdo complementario con productores de gas natural), which increased the price of Residential, NGV (Natural Gas Vehicle) and power plants with the consequent partial or total input to a Fiduciary Fund to subsidize the price of the liquid gas consumed by lower income sectors and Resolution 1417 (December 2008), which further increases the price of the residential segment with highest energy consumption rates.

Natural gas sales contracts

Since 2004 YPF has had problems meeting all of its principal contractual supply obligations as a result of export restrictions imposed by the Argentine government. YPF has appealed the validity of the relevant regulations and resolutions and has invoked the occurrence of a force majeure event under certain export natural gas purchase and sales agreements, although certain counterparties to such agreements have rejected YPF’s position. See Item 1. “Key Information about Repsol YPF—Risk Factors—Repsol YPF has extensive operations in Argentina,” “—Regulation of the Petroleum Industry—Argentina—Market Regulation” and Item 6. “Financial Information—Legal Proceedings”

The principal contracts of YPF among these are described briefly below.

YPF is currently committed to supply a daily quantity of 104 mmcf/d to the Methanex plant in Cabo Negro, Punta Arenas, in Chile (under three 20-year agreements entered into in 1997, 1999 and 2005). In 2010, YPF is scheduled to begin to supply an additional 21 mmcf/d of natural gas to the plant.

YPF has a 12-year contract (entered into in 1999 and subsequently modified) to supply 28 mmcf/d of natural gas to the Termoandes power plant located in Salta, Argentina. The natural gas comes from the Noroeste basin. This power plant provides power to a high voltage line running from Salta to Región II in Chile.

YPF currently has several supply contracts with Chilean electricity producers (through the Gas Andes pipeline linking Mendoza, Argentina, to Santiago, Chile, which has a transportation capacity of 353 mmcf/d (*—designed capacity with compression plants)), including a 15-year contract (signed in 1998) to provide 63 mmcf/d to the San Isidro Electricity Company (Endesa) in Quillota, Chile (all of this plant’s natural gas needs), a 15-year contract (signed in 1999) to supply 20% of the natural gas requirements of the electricity company, Colbun (approximately 11 mmcf/d), and a 15-year contract (signed in 2003) to supply 35 mmcf/d to Gas Valpo. YPF also has an 18-year contract (entered into in 1999) to deliver 99 mmcf/d of natural gas to a Chilean distribution company that distributes natural gas to residential and industrial clients through a natural gas pipeline (with a capacity of 318 mmcf/d (*)) connecting Loma La Lata (Neuquén, Argentina) with Chile. Finally, in Chile

YPF also has natural gas supply contracts with certain thermal power plants in northern Chile utilizing two natural gas pipelines (with a carrying capacity of 300 mmcf/d each (*)) connecting Salta, Argentina, to Northern Chile (Región II).

In Brazil, YPF had entered into a 20-year supply contract (entered into in 2000) to provide 99 mmcf/d of natural gas to AES’s thermal power plant through pipeline linking Aldea Brasilera, Argentina, to Uruguayana, Brazil (with a designed capacity with compression plants of 560 mmcf/d). YPF also has a contract to supply Petrobras with natural gas for its planned natural gas pipeline from Uruguayana to Porto Alegre, although the project has been delayed as a result of the excess of energy currently offered in the Southern and South-eastern parts of Brazil.

Because of the Argentine government’s restrictions, YPF could not meet its export commitments and was forced to declare force majeure under its natural gas export sales agreements.

As a result of actions taken by the Argentine authorities, YPF has been forced to reduce the export volumes authorized to be provided under the relevant agreements and permits as shown in the chart below:

Year	Maximum Contracted Volumes (MCV)(1)	Restricted Volumes(2)	Percentage of Restricted Volumes vs. MCV
	(in million cubic meters)	(in million cubic meters)
2005	5,995.2	875	14.5%
2006	6,015.1	1,240	20.6%
2007	5,979.1	3,682	61.6%
2008	5,995.5	3,473	57.9%

(1)	Reflects the maximum quantities committed under YPF’s natural gas export contracts. Includes all of YPF’s natural gas export contracts pursuant to which natural gas is exported to Chile and Brazil.

(2)	Reflects the volume of contracted quantities of natural gas for export that were not delivered.

In addition, YPF has a 45% interest in Pluspetrol Energy S.A. In view of the impossibility to export the volumes committed, Pluspetrol Energy S.A. stated a force majeur situation which has not been acknowledged by the Chilean counterpart. On September 10, 2007 Pluspetrol Energy S.A. and Gas Atacama Generación S.A. agreed that, should Pluspetrol Energy S.A. fail to fulfill its duty to deliver the gas volume committed, Gas Atacama would be compensated. This agreement would come into effect once ratified by the Secretariat of Energy. Nevertheless, on March 10, 2008, the Ministry of Economy and Production through Resolution No. 127/08 by which the duties applied to the natural gas exports were increased, modified the commercial terms of such agreement. Therefore, Pluspetrol Energy S.A. informed both Gas Atacama and the Argentine Secretariat of Energy on April 11 and 30, 2008 respectively, its intention to terminate the agreement dated September 10, 2007. As a result, the parties have initiated conversations in order to reach a new agreement considering the new regulatory framework.

Pluspetrol Energy S.A. has also been affected by restrictions on exports volumes. As a result of such restrictions Pluspetrol Energy S.A. did not export in 2008 any of the 348.2 million cubic meters it had contracted to export in such year (this amount corresponds to YPF’s stake in such company). As from August 2006, Argentina has introduced restrictions to the natural gas exports to Chile.

2.3.4.1.3.2	Natural gas supplies

Most of YPF’s proved natural gas reserves in Argentina are situated in the Neuquina basin (approximately 77% as of December 31, 2008), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, YPF believes that natural gas from this region has a competitive advantage compared to natural gas from other regions. However, the capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. Since 1993, local pipeline companies have added capacity allowing for approximately an additional 66 million cubic meters per day of natural gas to be provided, improving their ability to satisfy peak-day winter demand but no assurances can be given that this additional capacity will be sufficient to meet demand.

In order to solve the gap between supply and demand, especially to meet winter peak demand, the government entered into gas import agreements. For example, the Framework Agreement between the Bolivian and the Argentine governments (June 29, 2006), agreed that the natural gas imports from Bolivia to Argentina should be managed by Energía Argentina S.A. (“ENARSA”). The Framework Agreement establishes a 20-year delivery plan of between 7.7 and 27.7 mmcm/d of Bolivian gas to Argentina. The delivery of volumes exceeding 7.7 mmcm/d is subject to the construction of the North East Pipeline, with an expected capacity of 20 mmcm/d. The agreed upon price was approximately US$10.35/mmBtu in December 2008, and is periodically adjusted according to a formula based upon a basket of fuels. The increased cost of the natural gas purchased pursuant to the Framework Agreement is currently absorbed by ENARSA and financed by the Argentine government with the collection of export duties on natural gas.

In the context of the Framework Agreement, on April 25, 2007, YPF accepted the offer made by ENARSA for the sale of natural gas obtained by ENARSA from the Republic of Bolivia through December 31, 2009. The principal terms and conditions of YPF’s agreement with ENARSA are as follows: (i) maximum contracted quantity of up to 4.4 mmcm/d; (ii) annual take-or-pay quantity equal to 80% of the maximum contracted quantity; (iii) price of US$1.6/mmBtu for the natural gas (subject to monthly adjustments from January 2009) plus US$0.237/mmBtu for the liquid components contained therein; (iv) price reopening at any time in relation to changes in Argentine government’s compensation to ENARSA; and (v) limited allowed curtailments or interruptions of supply due to operative conditions and scheduled maintenance. This agreement is effective through December 31, 2009.

In 2008, YPF, jointly with ENARSA, contracted a regasification ship to operate in the Bahía Blanca Port using a ship-to-ship process for the conversion of LNG into its gaseous form. Once converted, the natural gas is injected into a newly built pipeline linking to the national network. As a result, an additional supply of up to 8 mmcm/d of natural gas to the Argentine market was provided during the peak demand period.

2.3.4.1.3.3	Natural gas distribution

Natural gas is delivered by YPF through its own gathering systems to the trunk lines from each of the major basins. The firm capacity (upstream pipeline capacity reserved to meet customers’ average daily needs) of the natural gas transportation pipelines in Argentina is mainly used by the distribution companies under long-term firm transportation contracts. All of the available capacity of the transportation pipelines is taken by steady customers mainly during the winter, leaving capacity available for interruptible customers in varying degrees throughout the rest of the year.

YPF has utilized natural underground structures located near consuming markets as underground natural gas storage facilities, with the objective of storing natural gas during periods of low demand and selling the natural gas stored during periods of high demand. The gas storage facility, “Diadema,” is located in the Patagonia region, near Comodoro Rivadavia City. The injection of natural gas into the reservoir started in January 2001.

Decree No. 180/2004 created two trust funds to help finance an expansion of the North Pipeline operated by Transportadora Gas del Norte (TGN), whose capacity increased by 1.8 million cubic meters per day (63.6 mmcf/d) in 2005, and an expansion of the San Martín Pipeline operated by Transportadora Gas del Sur (TGS), whose capacity increased by 2.9 million cubic meters per day (102.4 mmcf/d) in 2005. Both expansions are currently operating. In 2008, there has been an additional expansion of approximately 67 mmcf/d in TGS system to be completed in 2009.

Metrogas

YPF currently holds through its subsidiary YPF Inversora Energética, S.A. a 45.33% stake in Gas Argentino (“GASA”), which in turn holds a 70% stake in Metrogas, which is a natural gas distributor in southern Buenos Aires and one of the main distributors in Argentina. During 2008, Metrogas distributed approximately 22.9 million cubic meters of natural gas per day to 2 million customers compared to approximately 23.8 million cubic meters of natural gas per day distributed to 2 million customers in 2007.

The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. After negotiating a restructuring of the outstanding debt with its creditors, GASA reached and executed on December 7, 2005 an agreement (the Master Restructuring Agreement or “MRA”) with its creditors, by which they would exchange debt for equity in GASA and/or Metrogas. The agreement was presented to the Argentine National Antitrust Protection Board (Comisión Nacional de Defensa de la Competencia or “CNDC”), and the Argentine Natural Gas Regulatory Authority (Ente Nacional Regulador del Gas or “ENARGAS”) and was subject to their approval as condition precedent to the closing of the MRA. On May 15, 2008, certain holders of the bonds communicated to YPF Inversora Energética that they were terminating the MRA and therefore, GASA’s debt, including both its principal and interest. As of the date of this annual report, three different entities claiming to be holders of GASA bonds, have started three different judicial proceedings against GASA aiming to collect a total of US$37 million (€26.6 million) including interests and fees. On April 1, 2009, GASA received a note from the Buenos Aires Stock Exchange mentioning that a bankruptcy petition against GASA brought by one of GASA’s creditors before a commercial tribunal in Buenos Aires had come to its attention. On May 19, 2009 GASA filed a voluntary reorganization petition (“Concurso preventivo”), which was opened in June 8, 2009.

At the same time, Metrogas has reached an agreement with its main creditors in order to restructure its financial debt and align its future financial commitments to the expected generation of funds. In October 2008, Metrogas executed an interim agreement (Acuerdo Transitorio) with the Unit for the Renegotiation and Analysis of Public Service Contracts (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos or “UNIREN”), including a limited tariff increase that is intended to fund certain infrastructure works that Metrogas is required to undertake. The Argentine government has approved this agreement and it was published in the Official Gazzette on April 14, 2009. The negotiation of the general tariff of Metrogas (Acta Acuerdo de Renegociación Contractual Integral) with the UNIREN remains pending.

Metrogas’ financial condition continues to deteriorate due to the delay in the license and tariff renegotiation process with the Argentine government. If the new tariffs, including the increase in distribution tariffs agreed in the Transitional Agreement signed with the UNIREN in October 2008, are not issued by the second half of 2009, Metrogas will probably face financial difficulties that could obligate it to suspend payments of its outstanding indebtedness.

As of December 31, 2008, YPF’s investment in YPF Inversora Energética, S.A. was fully provisioned.

2.3.4.1.3.4	Natural Gas Liquids

Repsol YPF, through YPF, developed Mega to increase its ability to separate liquid petroleum products from natural gas. YPF owns 38% of Mega, while Petrobras and Dow Chemical have a 34% and 28% stake, respectively.

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

Mega required an investment of approximately US$715 million and commenced operations at the beginning of 2001. Mega’s maximum annual production capacity is 1.35 million tonnes of gasoline, LPG and ethane. YPF is Mega’s main supplier of natural gas. The fractioning plant production is used in the petrochemical operations of PBB Polisur and is also exported by tanker to Brazil. Mega’s ethane production is sold domestically to Petroquímica Bahía Blanca. Mega’s LPG production is acquired by Petrobras pursuant to the sale contract executed between Petrobras and Mega in 1999.

2.3.4.1.4	Electricity

YPF participates in three power stations with an aggregate installed capacity of 1,622 MW:

•	A 45% stake in Central Térmica Tucumán (410 MW combined cycle),

•	A 45% stake in Central Térmica San Miguel de Tucumán (370 MW combined cycle), and

•	A 40% stake in Central Dock Sud (775 MW combined cycle and 67 MW gas turbines).

In addition, YPF operates assets that are part of Filo Morado, which has an installed capacity of 63 MW.

In 2008, these plants generated approximately 8,971 GWh in the aggregate.

YPF also operates power plants, which are supplied with natural gas produced by YPF, that produce power for use by YPF in other business units:

•	Los Perales power plant (74 MW), which is located in the Los Perales natural gas field,

•	Chihuido de la Sierra Negra power plant (40 MW), and

•	The power plant located at the Plaza Huincul refinery (40 MW).

2.3.4.2	Downstream

YPF’s Downstream operations contributed 17.7%, 6.6% and 3.7% of the total operating income of Repsol YPF in 2008, 2007 and 2006, respectively.

YPF’s Downstream businesses engage in supply and trading, refining, marketing and transportation of crude oil and petroleum products.

2.3.4.2.1	Refining

YPF’s refineries produce a wide range of petroleum products, including automotive and industrial fuels, jet fuels, lubricants, basic petrochemicals, asphalt and coke. As of December 31, 2008, YPF held interests in four refineries.

YPF operates three wholly owned refineries in Argentina, which have a total installed capacity of 319,500 barrels per day and account for more than 50% of Argentina’s refining capacity in terms of effective installed capacity in primary distillation as of December 31, 2008.

Additionally, through its stake in Refinor, YPF also owns a 50% interest in a 26,100 barrel-per-calendar-day refinery which is operated by another company.

2.3.4.2.1.1	Installed Capacity, Supply and Production

Since June 23, 1999, Repsol YPF, through YPF, has owned and operated the refineries of La Plata, Luján de Cuyo and Plaza Huincul.

The La Plata refinery is the largest refinery in Argentina, with a capacity of 189,000 barrels of crude oil per calendar day. The refinery is located at the port in the city of La Plata, in the province of Buenos Aires, approximately 60 kilometers from the City of Buenos Aires and includes three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel fuel hydrofinishing unit, an isomerization unit, an FCC (Fluid Cracking Catalysts) naphtha splitter and desulfuration unit, and a lubricants complex.

The Luján de Cuyo refinery has an installed capacity of 105,500 barrels per calendar day, the third largest capacity among Argentine refineries. It is located in the Province of Mendoza and supplies the central region of Argentina through the Luján de Cuyo-San Lorenzo pipeline. It also supplies products to the eastern region of the country for export and to the northern part of the Province of Buenos Aires. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, a Methyl TerButil Eter (“MTBE”) unit, an isomerization unit, an alkylation unit, a naphtha splitter, and hydrocracking and hydrotreating units.

The Plaza Huincul refinery, located near the town of Plaza Huincul in the province of Neuquén, has an installed capacity of 25,000 barrels per calendar day. The only products currently produced commercially at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to La Plata refinery for further processing.

YPF also has a 50% participation in the Refinor refinery, which is located in the Province of Salta.

The following table sets forth the capacities of YPF’s wholly and partially-owned refineries at December 31, 2008:

	Primary Distillation	Conversion Index(2)		Lubricants
Refining capacity and configuration(1)	(thousand barrels per calendar day)	(%)		(thousand tonnes per year)
Argentina
La Plata	189	69		255
Luján de Cuyo	106	110		—
Plaza Huincul	25	—		—
Refinor(3)	13	—		—

Total	333	74	(4)	255

(1)	Information presented in accordance with Repsol YPF’s consolidation criteria: all refineries reported on a 100% basis, except Refinor (50%).

(2)	Stated as the ratio of fluid catalytic cracking (“FCC”) equivalent capacity to primary distillation capacity.

(3)	Total primary distillation capacity of 26,100 barrels per calendar day.

(4)	Refers to Repsol YPF’s total distillation capacity in Argentina (three owned refineries plus the participation in Refinor).

During 2008, YPF’s refineries processed 120,6 million barrels of crude oil, of which 77.9% was from YPF’s own production and the remaining crude was purchased either through contracts or in the “spot” markets. A total of 3.4 million barrels of intermediate and finished products were bought and resold in 2008.

The following table sets forth YPF’s refining production figures for its principal products for the periods indicated:

	For the Year Ended December 31,
	2008	2007	2006
	(millions of tonnes)
Feedstock processed:
Crude oil	16.6	16.8	16.2
Other feedstock	0.4	0.4	0.4

Total	17.0	17.2	16.6

	For the Year Ended December 31,
	2008	2007	2006
	(thousands of tonnes)
Refining Production:
Intermediate distillates	7,124	7,288	7,235
Gasoline	3,861	4,073	3,925
Fuel oil	2,017	1,920	1,344
LPG	570	619	608
Asphalt	154	201	186
Lubricants	202	175	206
Other (except petrochemicals)	1,828	1,912	1,914

Total	15,756	16,188	15,418

In 2008, overall volumes of crude oil/feedstock processed decreased by 3.8% compared with 2007 due to major overhauls. In 2008, refinery capacity utilization reached over 100%, as in 2007.

In 2007, overall volumes of crude oil/feedstock processed increased by 3.3% compared with 2006, and sales volumes in foreign markets decreased 4.5% compared with 2006. In 2007, refinery capacity utilization reached over 100%, compared with 98.4% in 2006.

2.3.4.2.1.2	Sales and Distribution

The following table sets forth YPF’s refining sales volumes for the periods indicated:

	2008	2007	2006
	(thousand tonnes)(1)(2)(3)
- Own marketing	11,213	10,904	9,854
- Light products	8,826	8,615	7,887
- Other products	2,387	2,289	1,967
- Other Sales in Domestic Market	1,282	1,179	1,044
- Light products	1,013	966	802
- Other products(4)	269	213	242
- Exports	2,708	2,925	2,792
- Light products	937	1,145	1,410
- Other products(4)	1,771	1,780	1,382

Total	15,203	15,008	13,690

(1)	Information includes 50% of Refinor refinery in Argentina.

(2)	Other Sales in Domestic Market: includes sales to operators and bunker.

(3)	Exports: Expressed from the country of origin.

(4)	Does not include LPG wholesale sales in Argentina. See “—Operations—YPF—Downstream—LPG.”

2.3.4.2.1.3	Transport of Crude Oil and Distribution of Petroleum Products

As of December 31, 2008, YPF had available for its use a network of five major pipelines, two of which were wholly owned by YPF. One of the pipelines connects Puesto Hernández to the Luján de Cuyo refinery (528 km) and the other pipeline connects Puerto Rosales to the La Plata refinery (585 km) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (52 km). YPF also owned a plant for the storage and distribution of crude oil in Formosa with an operating capacity of 19,000 cubic meters and two tanks in the city of Berisso in the Province of Buenos Aires with a capacity of 60,000 cubic meters. YPF owned 37% of Oleoductos de Valle, S.A., which is the operator of 888 km of pipelines and whose main pipeline is a double 513 km pipeline that connects the Neuquén basin and Puerto Rosales. As of December 31, 2008, YPF had a 36% interest in the 428 km Transandean pipeline, which transported crude oil from Argentina to Concepción in Chile. This pipeline ceased operations on December 29, 2005, as a consequence of the interruption of oil exports resulting from decreased production in the north of the province of Neuquén. The assets related to this pipeline were reduced to their recovery value. YPF also owned 33.15% of Terminales Marítimas Patagónicas S.A. (Termap), which is the operator of two storage and port facilities: Caleta Córdova (in the Province of Chubut), which has a capacity of 314,000 cubic meters, and Caleta Olivia (in the Province of Santa Cruz), which has a capacity of 246,000 cubic meters. Finally, YPF had a 30% interest in Oiltanking Ebytem, S.A., which is the operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connects the YPF Puerto Rosales—La Plata crude oil pipeline from Brandsen, which has a capacity of 60,000 cubic meters, to the ESSO refinery in Campana (168 km) in the Province of Buenos Aires.

As of December 31, 2008, YPF also operated in Argentina a network of multiple pipelines for the transportation of refined products with a total length of 1,801 km and owned 16 plants for the storage and distribution of refined products with an approximate operating capacity of 983,620 cubic meters. Three of these plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of these plants have maritime or fluvial connections. As of December 31, 2008, YPF operated 53 airplane refueling facilities, 40 of which it owns and which have a capacity of 24,000 cubic meters, and owns 27 trucks, 112 suppliers and 16 dispensers.

2.3.4.2.2	Marketing

YPF’s points of sale (service stations and gas pumps) as of December 31, 2008 were as follows:

	Controlled by YPF(1)	Flagged(2)	Total
Argentina(3)	186	1,492	1,678

(1)	Owned by YPF or controlled by YPF under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.

(2)	The term “flagged” refers to service stations owned by third parties with which YPF has signed a reflagging contract that provides YPF with the rights (i) to become such service stations’ exclusive supplier and (ii) to brand the service station with its brand name. The average contract term is eight years in Argentina.

(3)	Includes 50% of Refinor service stations.

As of December 31, 2008, YPF’s presence in Argentina consisted of 1,678 service stations, of which 1,642 are YPF-branded, and the remainder are Refinor-branded service stations co-owned by Repsol YPF and Refinor (through YPF’s 50% participation in Refinor). OPESSA (a 100% subsidiary of Repsol YPF) operates 165 service stations.

Repsol YPF estimates that, as of December 31, 2008, YPF’s points of sale accounted for 30.9% of the Argentine market. In Argentina, Shell, Petrobras and Esso are Repsol YPF’s main competitors and own approximately 15.2%,12.8% and 10.5%, respectively, of the points of sale in Argentina.

2.3.4.2.3	LPG

Sales of LPG, which corresponds to bulk, pipeline and others, during the last three years by region were as follows:

	2008	2007	2006
	(thousand tonnes)
Sales volume of LPG
Argentina(1)	155	169	161
Rest of the World	223	219	317

Total	378	388	478

(1)	Includes sales to the autogas market, petrochemical, LPG operators and others.

YPF markets the sales on the wholesale market to other distributors of bulk LPG and the foreign market.

The LPG division buys LPG from natural gas processing plants and from its refineries and petrochemical plants. It also buys LPG from third parties.

2.3.4.2.4	Chemicals

YPF produces, distributes and directly markets petrochemical products principally in Argentina. YPF’s most significant production facilities are located in Argentina (the Ensenada, Plaza Huincul and Bahía Blanca complexes). Most of these units are in the same industrial complexes as YPF’s refineries, which allows for a high degree of integration between both businesses.

Petrochemicals are produced at YPF’s petrochemical complexes in Ensenada, Plaza Huincul and Bahia Blanca. YPF’s petrochemical production operations in Ensenada are closely integrated with its refining activities (La Plata Refinery). This close integration allows for a flexible supply of feedstock, the efficient use of byproducts (such as hydrogen) and the supply of Aromatics to increase gasoline octane levels.

The main petrochemical products and production capacity per year are as follows:

Capacity
(tonnes per year)
Ensenada:
Aromatics
BTX (Benzene, Toluene, Mixed Xylenes)	244,000
Paraxylene	38,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
Olefins Derivatives
MTBE	60,000
Butene I	25,000
Oxoalcohols	35,000
TAME	105,000
LAB/LAS
LAB	52,000
LAS	25,000
Polybutenes
PIB	26,000
Maleic
Maleic Anhydride	17,500
Plaza Huincul:
Methanol	411,000
Bahia Blanca
Ammonia/Urea	933,000

Natural gas, the raw material for methanol, is supplied by YPF’s Upstream unit. The use of natural gas as a raw material allows YPF to monetize reserves, demonstrating the integration between the petrochemical and the upstream units. YPF also uses high carbon dioxide-content natural gas in its methanol production, allowing YPF to keep its methanol plant working at 50% of its production capacity during the winter period. The raw materials for petrochemical production in Ensenada, including virgin naphtha, propane, butane and kerosene, are supplied mainly by the La Plata refinery.

In 2008 and 2007, 27% and 32%, respectively, of YPF’s petrochemicals volume sales were made in the export market. Petrochemicals exports are destined mainly to Mercosur countries, Latin America, Europe, and the United States.

YPF also participates in the fertilizer business directly and through Profertil S.A., or “Profertil,” its 50%-owned subsidiary. Profertil, which is jointly controlled by YPF and Agrium (a worldwide leader in fertilizers), produces urea and ammonia and started operations in 2001.

YPF’s Ensenada petrochemical plant was certified under ISO 9001 in 1996 and recertified in October 2007. The La Plata petrochemical plant was certified under ISO 14001 in 2001 and recertified (version 2004) in October 2007. The plant was also certified under OHSAS 18001 in 2005 and recertified in October 2007. YPF’s Methanol plant was certified under ISO 9001 (version 2000) in December 2001, under ISO 14001 (Version 2000) in October 2007 and OHSAS 18001 in December 2008.

Sales of petrochemical products during the last three years by region were as follows:

	2008	2007	2006
	(thousand tonnes)
Petrochemical sales by region
Argentina(1)	1,102	1,230	1,006
Rest of the World	403	583	807

Total	1,505	1,813	1,813

(1)	Includes sales of propylene in the amount of 169, 199 and 210 thousand tonnes in 2008, 2007 and 2006, respectively.

2.3.5	Gas Natural

Repsol YPF is involved, through Gas Natural, in the natural gas and electricity sectors. In the natural gas sector, it is engaged in the supply, storage, transportation, distribution and marketing of natural gas in Spain, the distribution and marketing of natural gas in Italy, Argentina and Mexico and the distribution of natural gas in Brazil and Colombia. In the electricity sector, it is engaged in power generation in Spain, Puerto Rico, Mexico and Argentina and marketing in Spain. Gas Natural activities contributed 10.9% of Repsol YPF’s operating income in 2008 and 8.9% in 2007.

Prior to May 2002, Repsol YPF had a 47.04% stake in Gas Natural and consolidated this interest using the full consolidation method. In May 2002, Repsol YPF sold 23% of Gas Natural. Since the date of that sale, Repsol YPF has consolidated its remaining interest in Gas Natural by the proportional integration method. See “—Natural Gas—Spain.”

In connection with the sale of 23% of Gas Natural, on May 26, 2002, Repsol YPF and Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) amended their Agreement, dated January 11, 2000, with respect to Gas Natural through the execution of a Novation Agreement, further amended through the execution of two Addenda to the Novation Agreement, dated December 16, 2002 and June 20, 2003. See Item 8. “Additional Information—Material Contracts” for a discussion of the most significant aspects of these agreements with La Caixa. In March 2004, Repsol YPF increased its holding in Gas Natural to 30.85%.

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

In April 2005, Repsol YPF and Gas Natural reached an agreement for both companies to intensify their collaboration in the LNG business areas of exploration, production, transportation, trading and wholesale marketing.

In the area of exploration, production and liquefaction (upstream), the agreement contemplates the partnership to develop new projects where Repsol YPF will be the operator and holder of 60% of the assets. Gas Natural will hold the remaining 40%.

In the area of transportation, trading and wholesale marketing (midstream), the agreement contemplates both companies creating a joint venture aimed at the wholesale marketing and transportation of LNG. Both Repsol YPF and Gas Natural will hold 50% stakes in this joint venture. The chairman of the joint venture will be elected on a rotational basis, and Gas Natural will nominate the chief executive officer.

Pursuant to the agreement, Gas Natural and Repsol YPF will also develop in a coordinated manner diverse regasification plant projects where Gas Natural will be the operator and the regasification rights will be allocated to the new joint venture.

The initial term of this collaboration agreement is 10 years.

Unión Fenosa

On July 30, 2008, Gas Natural reached an agreement to buy ACS’s entire 45.3% stake in Unión Fenosa at €18.33 per share in cash.

Under the terms of the agreement, Gas Natural acquired 9.9% of Unión Fenosa from ACS in early August 2008 for €1,675 million. The transfer of the remaining shares was carried out in 2009 after the competition authorities (Comisión Nacional de la Competencia) authorized the purchase. Pursuant to the terms of the contract, the purchase price was adjusted by deducting the 28 euro cent per share dividend distributed by Unión Fenosa on January 2, 2009, resulting in an adjusted price of €18.05 per share.

On December 12, 2008, the company acquired 4.7% of Unión Fenosa from Caixanova. As a result of this acquisition, Gas Natural owned 14.7% of Unión Fenosa as of December 31, 2008.

Once Gas Natural exceeded the 30% threshold with respect to its voting rights in Unión Fenosa, Gas Natural was obliged, under the applicable Spanish regulation, to make a tender offer for all the remaining shares of Unión Fenosa. On March 18, 2009 the CNMV authorized the tender offer, which was completed in April 2009. After the tender offer and once certain financial instruments subscribed with various banking entities have been liquidated, Gas Natural has achieved a total stake in Unión Fenosa of 95.22%. Gas Natural has begun the merger by acquisition of Unión Fenosa, which is subject to their respective shareholders’ approval.

The acquisition of Unión Fenosa is a significant step in the development of Gas Natural and its goal of becoming a leading integrated gas and electricity company; it will also enable Gas Natural to accelerate compliance with its 2008-2012 Strategic Plan due to positive synergies arising from the merger. With the acquisition of Unión Fenosa, Gas Natural will have over 20 million gas and electricity customers worldwide, 9 million of which are in Spain. The regulated gas and electricity business will provide stability and sustained growth.

2.3.5.1	Natural Gas

The table below shows Repsol YPF’s natural gas sales volumes by region in the last three years.

	2008	2007	2006
	(billions of cubic meters)
Natural gas sales by region(1)
Spain	21.24	22.15	23.11
America	12.43	9.92	9.19
Rest of the World	4.85	4.34	3.90

Total	38.52	36.41	36.20

(1)	Table includes 100% of sales volumes reported by Gas Natural, although Repsol YPF owned 30.85% of Gas Natural at December 31, 2008, 2007 and 2006 and accounts for it using the proportional integration method under IFRS because, since January 1, 2002, Gas Natural reports 100% of the natural gas sales volumes of each of its consolidated subsidiaries, regardless of Gas Natural’s stake in such subsidiaries.

Argentina

Repsol YPF participates in the distribution of natural gas in Buenos Aires through Metrogas (a subsidiary of YPF) and Gas Natural BAN (a subsidiary of Gas Natural), which are two of the largest natural gas distributors in Argentina. See “YPF—Natural Gas and Electricity—Natural Gas in Argentina” for information concerning Metrogas.

Gas Natural, through Gas Natural BAN, which is one of the main natural gas distributors in Argentina, distributes natural gas in northern Buenos Aires. Gas Natural holds a 50.4% interest in Gas Natural BAN. In 2008, Gas Natural BAN sold approximately 2.89 billion cubic meters of natural gas to 1.4 million customers in Buenos Aires.

Brazil

In Brazil, Gas Natural distributes natural gas in the metropolitan area and throughout the state of Rio de Janeiro and in the state of São Paulo. In 2008, it sold approximately 6.52 billion cubic meters of natural gas to approximately 0.8 million customers.

Colombia

Through Gas Natural ESP, Gas Natural distributes natural gas in the capital of Colombia, Santa Fe de Bogotá, in the eastern region of Colombia and in the Cundi-Boyacensean area, which is located northeast of Bogotá. In 2008, Gas Natural sold in Colombia approximately 1.43 billion cubic meters of natural gas to 1.9 million customers.

Mexico

Gas Natural México distributes natural gas in Monterrey in the cities of Toluca, Nuevo Laredo and Saltillo in the state of Guanajuato, in the El Bajío Norte region, which includes the states of Aguascalientes, Zacatecas and San Luis de Potosí and in Mexico City. In 2008, Gas Natural México sold approximately 1.59 billion cubic meters of natural gas to 1.1 million customers.

Spain

Gas Natural, in which Repsol YPF has a 30.85% interest, is Spain’s largest natural gas distributor in terms of revenues and volume. Gas Natural’s main activity is the distribution of natural gas to the residential and commercial sector as well as the industrial and electricity sectors. It supplies natural gas to Madrid and Barcelona and, through its holdings in 11 regional distributors, to nearly all of Spain. Repsol YPF estimates that Gas Natural has an approximate market share of 45% of the Spanish market as of December 31, 2008.

Enagás owns most of the gas transportation and storage infrastructure in Spain. As of December 31, 2008 and 2007, Gas Natural’s interest in Enagás was 5%. On June 1, 2009, Gas Natural agreed to sell its 5% stake in Enagás to Oman Oil, as per the agreement with the Spanish Comisión Nacional de la Competencia (CNC), in relation with the acquisition of Unión Fenosa. The acquisition is expected to close within one month and is subject to CNC’s approval.

Enagás’ infrastructure system in Spain consists principally of three coastal terminals for the receipt, storage and regasification of LNG, a network of high-pressure pipelines for bulk transmission of gas and low-pressure mains for local gas distribution and two underground gas storage facilities. The LACAL/Laq-Calahorra and Maghreb-Europe’s pipelines link gas fields in Norway and Algeria with the transmission network of Enagás.

In 2008, Gas Natural sold approximately 21.24 billion cubic meters of natural gas to 5.8 million customers in Spain, as compared to 22.15 billion cubic meters to 5.7 million customers in 2007 and 23.11 billion cubic meters to 5.4 million customers in 2006.

Gas Natural purchases its gas supplies mainly through take-or-pay purchase contracts for LNG with producers in Algeria, Libya, Trinidad and Tobago, Nigeria and the Middle East. It also purchases natural gas from Norwegian and Spanish fields.

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

Gas Natural owns, through a 100% interest in SAGANE, a 72.6% interest in Europe-Maghreb Pipeline Ltd. (EMPL), which owns the exclusive right to operate the section of the Maghreb-Europe gas pipeline in Morocco and the section under the Straits of Gibraltar connecting the Algerian gas wells in Hassi R’Mel with the Spanish and European transmission systems. GALP, which is a Portuguese gas distributor that uses part of the capacity of the Maghreb-Europe pipeline, holds the remaining 27.4% of EMPL.

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

Italy

In 2008, Gas Natural sold approximately 0.25 billion cubic meters of natural gas to approximately 400,000 customers in Italy.

2.3.5.2	Electricity

Spain

Through Gas Natural, Repsol YPF participates in the following combined cycle power stations (CCGT), with an aggregate installed capacity of 3,600 MW:

•	Two 400 MW combined cycle plants, located in Cádiz (San Roque) and Barcelona (Sant Adriá del Besós).

•	An 800 MW CCGT in La Rioja and a 1,200 MW CCGT in Cartagena, which commenced operations in 2005.

•	An 800 MW CCGT in Tarragona, which commenced operations in 2007.

As of December 31, 2008 a total capacity of 1,200 MW is under construction (in relation to a 400 MW CCGT in Malaga and two 400 MW CCGT in Barcelona Port).

At December 31, 2008, Gas Natural had net wind power capacity of 363 MW and net cogeneration capacity of 28 MW.

Mexico

In 2008, Gas Natural acquired five combined cycle plants and a gas pipeline from EDF and Mitsubishi in Mexico. The five plants have an aggregate installed capacity of 2,233 MW and the gas pipeline is 54 kilometers long. The assets were valued at US$1,448 million. In 2008 the electricity generated and sold amounted to 11,455 Gwh.

2.4	Environmental Matters

Repsol YPF’s operations are subject to environmental protection laws and regulations of the European Union, Spain and its autonomous communities, Argentina and other countries in which Repsol YPF’s operations are located. These laws and regulations, which tend to become more stringent over time, address the general impact of industrial operations on the environment, including emissions into the air and water, the disposal or remediation of soil or water contaminated with hazardous or toxic waste, fuel specifications to address air emissions and the effect of the environment on health and safety. Repsol YPF has made and will continue to make expenditures to comply with these laws and regulations. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could in the future require additional expenditures by Repsol YPF for the installation and operation of systems and equipment for remedial measures and could affect Repsol YPF’s operations generally. In addition, violations of these laws and regulations may result in the imposition of administrative or criminal fines or penalties or may lead to personal injury claims or other tort liabilities.

Environmental factors are an important consideration in the planning, designing and operating of all Repsol YPF’s facilities. To ensure that Repsol YPF complies with all pertinent environmental principles, Repsol YPF created an Environmental Management System (EMS) in 1996. The Repsol YPF Executive Committee formulates Repsol YPF’s environmental policy and coordinates its implementation among the operating areas. Under the EMS, the operating units must obtain an ISO 14001 Certification for their environmental management systems. At December 31, 2008, 9 refineries, 8 chemical plants, 16 exploration and production operations, geophysical and drilling operations in Argentina, 19 logistic terminals, 21 airplane refueling facilities, 18 lubricants and specialties factories and their corresponding distribution system, aviation sales in Argentina, 32 marine supply facilities, 33 service stations, 31 LPG factories, one underground gas storage facilities and two technology centers covering almost all major industrial sites of Repsol YPF, were ISO 14001 certified.

Each of Repsol YPF’s operating units conduct significant programs to ensure that their operations are carried out in an environmentally acceptable manner. In 2008, 2007 and 2006, Repsol YPF’s investments in environmental matters were €203.3 million, €169 million and €157.2 million, respectively, on environmental programs that included improving effluent treatment equipment, energy saving and efficiency, reducing air emissions of pollutants from processing units and preventing the contamination of soils and underground water. In addition, Repsol YPF invested €55.8 million in 2008 to improve and build new units in its refineries in order to comply with fuel specifications. Because many environmental costs are strongly related to general operating costs at our facilities, some of Repsol YPF’s environmental cost estimates are developed using the American Petroleum Institute guidelines with adjustments made to account for the characteristics and technical criteria of Repsol YPF.

Some of the most relevant issues that could affect Repsol YPF’s operations and investments in the future relate to climate change, the amendment of European Directive 96/61/CE on Integrated Pollution Prevention and Control (IPPC Directive), Law 26/2007 on environmental liability in Spain, and Argentine Resolution No. 1283/06 relating, inter alia, to the purity of diesel fuels.

In the area of climate change, an agreement was reached on December 12, 2008 by the European Parliament to adopt the Directive on Emissions Trading starting on 2013. The main aspects of the Directive are:

•

The number of emission allowances to be allocated over the period 2013-2020 will represent a 21% reduction compared to emissions in 2005. The cap for both annual and free allowances will decrease by 1.74% each year.

•

Free allowances shall be allocated on the basis of benchmarking, which will then be replaced progressively by the auctioning of rights. The number of allowances to be auctioned will increase 20% each year starting on 2013 up to reaching 70% in 2020. This will affect all industry sectors except the electricity sector. 50% of revenues derived from these auctions will be invested in financing plans and mitigation and adaptation measures.

•	More than 300 million allowances from the reserve for new entrants into the system will be dedicated until 2015 to fund projects for carbon capture and sequestration and renewable energy projects.

•

The industry sectors identified by the European Commission and subject to loss of competitiveness due to its energy consumption, may be elected for 100% of the rights. These areas will be identified by December 2009.

In the late 2007, the European Commission proposed a revision of the IPPC Directive, which is still being discussed, and that extends its scope to other polluting agents such as medium combustion installations (between 20 and 50 MW), it also sets more stringent emission limits with respect to large combustion plants that previously fell outside of the scope of this Directive and proposes to conduct annual inspections of industrial facilities under best available technology standards. The European Commission is also reviewing the BREF (Best Available Technologies Reference) for refining activities, pursuant to which the Integrated Environmental Authorization must be renewed every four years.

In Spain, in October 2007, Law 26/2007, implemented Directive 35/2004 on environmental liability. On December 23, 2008 the rules for establishing methodologies for the identification of risk scenarios and the calculation of repair costs related to environmental liabilities were published through Royal Decree 2090/2008.

Furthermore, in 2008, we continued to make investments in order to comply with new Argentine fuel specifications that are scheduled to come into effect gradually between 2008 and 2016, pursuant to Resolution No. 1283/06 of the Argentine Secretariat of Energy (which replaces Resolution No. 398/03).

2.5	Insurance

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

2.6	Regulation of the Petroleum Industry

Repsol YPF is subject to regulations relating to the petroleum industry in Spain, Argentina and each country in which it operates.

2.6.1	Spain

Spain currently has legislation to liberalize the oil industry, the most recent manifestation of which is Hydrocarbons Sector Law 34/1998, of October 7, 1998, which has been amended by several provisions, among them Law 12/2007, of July 7, and implemented through numerous royal decrees and ministerial orders. Law 12/2007 establishes the criteria for allocating powers among the Spanish government and the central and regional administrations.

The Spanish National Energy Commission (Comisión Nacional de Energía) is the public agency attached to the Ministry of Industry, Tourism and Commerce, with regulatory power, that is in charge of ensuring effective competition, objectivity and transparency in the electricity and liquid and gaseous hydrocarbons markets, seeking the benefit of all market participants, including consumers. Royal Decree-Law 4/2006 expanded the functions of the Spanish National Energy Commission.

Under this regulation prior administrative authorization must be obtained for certain acquisitions or investments in companies that engage in regulated activities or activities that, although not regulated in the strict sense, are subject to significant oversight by administrative bodies in Spain. Notwithstanding this, on July 28, 2008, the European Court of Justice declared that the requirement to obtain said administrative authorization (regarding acquisitions carried out by Community Companies) is contrary to sections 43 and 56 of the EC Treaty.

Royal Decree-Law 5/2005, of March 11, 2005, contains provisions relating to the energy markets. Among these provisions, the definitions of “main operator” (a company that is among the five companies with greater market share in any given sector) and “dominant operator” (a company or group that has a market share equal or superior to 10 percent of the market in which it operates, that is, generation and supply of electric energy, production and supply of fuels; production and supply of LPG, production and supply of natural gas sectors) are significant.

The definition of “main operator” is important because it imposes some restrictions on the exercise of voting rights and the right to appoint members of the administrative body by the persons which directly or indirectly have a stake in the capital or in the voting rights of two or more companies acting as main operators in aforementioned sectors.

The Spanish National Energy Commission, as the regulatory agency for the energy market, may authorize the exercise of the voting rights corresponding to the excess interest or the appointment of members of the administrative body, provided that such authorization does not promote the exchange of strategic information between two or more main operators in the same market.

Regarding the “dominant operator,” to date the Law has not established limitations in connection with the petroleum industry. Thus, to date, to be defined as a “dominant operator” only implies certain limitation or additional liabilities in the electricity sector.

Pursuant to Law 55/1999 (amended by Law 62/2003), the acquisition by public entities, or by entities of any kind controlled by public entities or in which public entities hold a majority stake, of ownership stakes in energy companies of at least 3% of the capital stock, must be notified to the Government and the Council of Ministers may, within two months authorize, deny or set conditions on the exercise of political rights (the so-called “energy golden share”). A ruling of the European Court of Justice of February 14, 2008 determined that Spain had not fulfilled the obligations incumbent upon it pursuant to article 56 EC Treaty, because it has retained measures such as the “golden energy share,” which limit the voting rights of shares held by public entities in Spanish companies operating in the energy industry. This rule has recently been abolished by Royal Decree 6/2009.

2.6.1.1	Liquid Hydrocarbons, Oil and Petroleum Derivatives

Hydrocarbon deposits and underground storages existing on Spanish territory and in the territorial marine subsoil and ocean bottoms which are under Spanish sovereignty are considered public properties. Some of the activities falling within the scope of Law 34/1998 may also be subject to the required authorizations, permits and/or concessions. Other activities are liberalized.

Construction and operation of refining, transportation and fixed storage facilities are subject to prior authorization the granting of which is required to meet the relevant technical, safety, financial, environmental requirements.

Third parties may freely access transportation and fixed storage facilities of oil products, such as the facilities of Compañía Logística de Hidrocarburos S.A. (“CLH”), on conditions agreed on an objective, transparent and non-discriminatory basis. However, the Spanish government has the discretion to establish access tolls for mainland territories and for those areas of the Spanish territory where alternative transport or storage facilities do not exist or are insufficient. As of the date of this annual report, the Spanish government has not exercised this discretion.

Pursuant to Royal Decree Law 6/2000, no person may hold, directly or indirectly, ownership of more than 25% of the capital stock of CLH. This Royal Decree further provides that the aggregate direct or indirect ownership interest in CLH of entities with refining capacity in Spain may not exceed 45% of CLH’s capital.

Petroleum derivative prices have been liberalized, with the exception of LPG, which is subject, in some cases, to maximum retail prices. Prices of bulk LPG and LPG sold in bottles that are less than eight kilograms or more than 20 kilograms have been liberalized.

The formula to determine, on a quarterly basis, the maximum retail prices before taxes, of bottled LPG, with the same or higher weight than 8 kg and lower than 20 kg, with the exception of the mixture cans for the use of LGP as fuel, was updated by Ministerial Order ITC/1858/2008 on June 26, 2008. The Spanish Government, by Ministerial Order ITC/2707/2008, on September 26, 2008, temporarily adjourned the implementation of the maximum pricing formula for the fourth quarter of 2008, keeping the maximum prices fixed for the previous quarter. The Spanish Government has decided to reduce the maximum prices for the first and second quarters of 2009.

The retail marketing of bottled liquefied gas petrol may be carried out freely by any physical or legal person.

2.6.1.2	Natural Gas

Law 12/2007 of July 2, 2007 amended Law 34/1998 on the hydrocarbon sector, incorporating into Spanish law the European Parliament Directive 2003/55, and incorporating measures for achieving a completely liberalized market which will be the basis for greater competition, price reduction and improvement in the quality of service to the end-user.

This regulation abolishes the tariff system. The Directive addresses the role of the supplier of last resort, who shall be liable to supply consumers with deficient power of negotiation. Moreover, it shall fulfill such obligation for a maximum price (“last resort tariff”) which shall be established by the Ministry of Industry, Tourism and Trade. The Ministerial Order ITC/2857/2008, of October 10, 2008 regulates the last resort tariff for the natural gas and sets forth its calculation. By means of a ruling of the Spanish Supreme Court of April 21, 2009, Royal Decree 1068/2007, which establishes the framework for the supply of last resort, was declared null.

Effective July 1, 2009, the Ministerial Order ITC/1251/2009 has abolished the last resort tariff with respect to consumers served with low pressure gas, affecting 60,000 of our clients, including services companies, factories and other big consumers of low pressure gas. This abolishment was preceded by the liberalization of gas supplied at medium pressure.

The activities of different individuals involved in the gas system are redefined, establishing a legal and operational separation between the so-called “network activities” (transportation, distribution, regasification or storage), on the one hand, and production and supply activities, on the other. In addition, the Law eliminates possible competition between distributors and marketers in the supply sector by eliminating the tariff system and creating a last resort tariff.

Regasification, basic storage, transportation and distribution activities are regulated activities. Companies that perform these activities may not perform commercialization activities. Royal Decree 949/2001 implemented criteria and principles related to compensation for regulated activities.

Commercialization activities are liberalized. Companies dedicated to natural gas commercialization may not have additional corporate objectives in the gas sector and may not perform regasification, basic storage, transport or distribution activities.

Since January 1, 2003, all consumers, regardless of their level of consumption, are qualified consumers and may choose between buying natural gas from distributors in the regulated market or from commercializers in the liberalized market.

The construction, operation, modification and closing of basic network and carrier network facilities require prior government authorizations, which are similar to the authorizations required for commercialization activities.

The system’s technical manager is responsible for the technical management of the basic network and the secondary carrier network and guarantees the continuity and safety of the supply and appropriate coordination among access points, storage facilities, transportation and distribution. Enagás, S.A. is the system’s technical manager. Pursuant to Law 62/2003, no entity may own, directly or indirectly, more than 5% of the capital stock of Enagás, S.A.

As of January 1, 2003, no company or group of companies acting in the natural gas sector can collectively provide natural gas for consumption in Spain in an amount in excess of 70% of domestic consumption. The Spanish government is authorized to modify that percentage based on changes in the sector and the sector’s business structure.

2.6.1.3	Minimum safety stock

Royal Decree 1766/2007, which amended Royal Decree 1716/2004, regulates the obligation to maintain a minimum safety stock in the oil and natural gas sectors, the obligation to diversify the natural gas supply and it establishes the Corporation of Strategic Reserves of Petroleum Products (CORES). This Royal Decree increases the number of minimum safety stock days from 90 to 92 compulsory days as of January 1, 2010.

The competent administrative authority appointed for the inspection and control of the minimum safety stock and the diversification is the Corporation of Strategic Reserves of Petroleum Products (CORES).

2.6.2	Argentina

2.6.2.1	Exploration and Production

The Argentine oil and gas industry is regulated by Law No. 17,319 (the “Hydrocarbons Law”). The Argentine government, through the Argentine Secretariat of Energy, issues regulations to complement such Law. The regulatory framework of this Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor, was responsible for their operation under a different framework than private companies.

In 1992, Law No. 24,145, (referred to as the “YPF Privatization Law”) regulated the privatization of YPF and initiated a process for the transfer of hydrocarbon reservoirs from the Argentine government to the Provinces in which they were located. The YPF Privatization Law established that the exploration licenses and exploration concessions in force at the time this Law was passed would be transferred upon expiration of the corresponding legal and/or contractual terms.

The YPF Privatization Law awarded YPF 24 exploration licenses and 50 production concessions. The Hydrocarbons Law limits the number and total surface area of the exploration licenses or exploration concessions which an entity may hold.

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company, Energía Argentina S.A. (“ENARSA”). The corporate purpose of ENARSA is the study, exploration and exploitation of hydrocarbons fields, the transport, storage, distribution and commercialization of these products and their derivatives, as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and sale of electricity. This Law granted to ENARSA all exploration concessions in respect of offshore areas that had not been awarded to other companies before the Law came into force.

In accordance with the current legal system (new Article 124 of the Argentine Constitution, Decree 546/2003, Law 26,197) oil and gas regulation falls under the jurisdiction of the National Government, whereas the provinces or the State shall be responsible for its enforcement, depending on where the fields are located.

In October 2006, Law 26,154 created a special regime applicable to oil and gas exploration activities in all Argentine provinces which had adhered to this regime and on the Argentine Continental Shelf. Interested parties must go into partnership with ENARSA in order to avail themselves of the numerous benefits of this regime.

In November 2008, by virtue of Decree No. 2014/2008, the program “Petroleum Plus” was created, aimed at increasing production and reserves by promoting new prospecting and exploitation investments. To this goal, it establishes a system of tax incentives for those production companies that increase their production and reserves within the provisions of the program.

The Argentine Secretariat of Energy, by Resolution SE No. 1312/2008 of December 1, 2008, approved the regulation that governs the program. Production companies which increase their production and/or reserves within the scope of the program, and whose plans are approved by the Argentine Secretariat of Energy, will be entitled to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/2007 and Resolution No. 127/2008 (Annex) issued by the Department of Economy and Production.

Extension of Exploitation Concessions in the province of Neuquén

During the month of September, pursuant to the notice provided to firms holding exploitation concessions by the province of Neuquén, through Provincial Decree No. 822/08, YPF entered into a Memorandum of Agreement provided under such Regulation and an Addendum to such agreement (hereinafter, the “Memorandum of Agreement”) to extend the term of the exploitation concessions identified below, which was to become effective upon its approval by the Legislature of the province of Neuquén.

On October 2008, Provincial Act No. 2615 approved the Memorandum of Agreement, which was enacted by Provincial Executive Decree No. 1830/08, and was published in Official Gazette No. 3109 of the province of Neuquén.

The Memorandum of Agreement between YPF and the province of Neuquén establishes the following provisions, among others:

•	Concessions involved: Cerro Bandera, Señal Cerro Bayo, Chihuido de la Sierra Negra, El Portón, Filo Morado, Octógono, Señal Picada—Punta Barda and Puesto Hernández.

•

Extension of concession terms: exploitation concession terms, which were originally set to expire on November 14, 2017, are extended for a 10-year term, which means that they will expire on November 14, 2027.

•

Under Provincial Decree No. 822/08, YPF undertook the following commitments upon the execution of the Memorandum of Agreement: i) to make, on the date specified in the Memorandum of Agreement, initial payments of US$109 million, US$26 million, and US$40 million, to be applied to different accounts of different provincial agencies; ii) to pay the Province in cash “An Extraordinary Production Royalty” of 3% of the production of the areas involved in the Memorandum of Agreement.

In addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of extraordinary income due to lower export duties or if YPF actually received a higher price for the sale of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$3,200 million until 2027, as stipulated in the Memorandum of Agreement, on the exploitation concessions that constitute the subject-matter of the mentioned Memorandum of Agreement; and iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén in an amount of US$20 million, which will be made effective in the years 2008, 2009 and 2010. The purpose of such contributions will be to contribute to the development of the province of Neuquén in terms of education, environment, health, culture, science and research and community development.

In addition, in January, 2009, YPF, jointly with Total Austral S.A., Pan American Energy LLC Sucursal Argentina and Wintershall Energía S.A. entered into a memorandum of agreement with the province of Neuquén, to extend until the year 2027 the term of Aguada Pichana and San Roque Concessions. In March 2009, the memorandum was approved by all parties.

The aforementioned companies undertook the following commitments: i) to make a total initial payment of US$88.3 million, with each company paying a share that is pro rata to its working interest in the area (YPF is to pay US$26.3 million based on its interest); ii) to pay the province an “Extraordinary Production Royalty” of 3% of the production of the areas involved and to make additional adjustments to royalty payments of up to 3% in the event of “extraordinary income” as defined in the agreement (the additional adjustments to royalty payments are incremental and are contingent upon the average price of oil and diesel, as charged by YPF, being above certain specified thresholds during a given period); iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$883 million through 2027; and iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén in an amount of US$10.1 million (YPF is to pay US$3.0 million based on its interest).

Furthermore, in May, 2009, YPF, jointly with Pan American Energy LLC Sucursal Argentina entered into a memorandum of agreement with the province of Neuquén, to extend until the year 2026 the term of Lindero Atravesado Concession. In June 2009, the memorandum was approved by all parties.

The aforementioned companies undertook the following commitments: i) to make a total initial payment of US$7.8 million, with each company paying a share that is pro rata to its working interest in the area (YPF is to pay US$2.9 million based on its interest); ii) to pay the province an “Extraordinary Production Royalty” of 3% of the production of the areas involved and to make additional adjustments to royalty payments of up to 3% in the event of “extraordinary income” as defined in the agreement (the additional adjustments to royalty payments are incremental and are contingent upon the average price of oil and diesel, as charged by YPF, being above certain specified thresholds during a given period); iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$131.9 million through 2026; and iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén in an amount of US$0.9 million (YPF is to pay US$0.3 million based on its interest). Notwithstanding the approval of the memorandum by the province of Neuquén, it will become effective with the publication of a Provincial Decree. As of the date of this prospectus, such publication is still pending.

Natural Gas

In June 1992, Law 24,076 was enacted, establishing the regulatory framework for the transport and distribution of natural gas. It also stipulated that natural gas transport and distribution activities constitute a national public service. The regulatory framework applicable to the transport and distribution of natural gas establishes an open access system under which producers such as YPF have open access to the transport capacity available in the transport and distribution systems on non-discriminatory basis.

Natural gas exports require the prior approval of the Ministry of Energy.

Refining

Crude oil refining activities are subject to authorization by the Argentine government, and to compliance of national, provincial and municipal safety and environmental regulations. Oil companies must be registered in the registry of oil companies held by the Ministry of Energy.

Executive Decree No. 2014/2008 created the “Refining Plus” program to encourage the production of diesel fuel and gasoline establishing a system of tax incentives for refining companies that increase their refining capacity within the provisions of the program.

2.6.2.2	Market Regulation

The Hydrocarbons Law authorizes the executive branch of the Argentine government to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the executive branch finds domestic production to be insufficient to satisfy domestic demand.

Through Resolution No. 265/2004 of the Secretariat of Energy, the Argentine government set up a program of useful cut downs on natural gas exports and related transportation. Said program was replaced by the Program of Rationalization of Gas Exports and the Use of Transportation Capacity (the “Program”) passed through Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy made an arrangement for industrial users and thermal generators (who from that Resolution shall purchase directly the natural gas from the producer) who might also be supplied with natural gas from export cut downs, through the Constant Additional Injection set up by that Resolution. By means of the Program and/or the Constant Additional Injection, the Argentine government requires natural gas export producers to deliver additional amounts of the said product to the domestic market to meet the demand of some users in the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contracted by YPF and it is compelled to charge the natural gas exports, whose execution has been conditioned. Additionally, the Argentine government has imposed certain restrictions to natural gas exports (together with the Program and the Constant Additional Injection, called the “Restrictions”).

By the enactment of several rules adopted by the Secretariat of Energy and the Fuels Undersecretariat, a record system for the hydrocarbons and derivatives exports was restored and some obligations for supply to the local market were enforced, including the obligation to import some products as allowances for export, whether necessary to meet internal demand. On October 11, 2006, the Secretariat of Internal Commerce informed the refining companies and/or the wholesalers and/or the retailers that they must satisfy the fuel-oil demand in the whole territory of Argentina meeting the market growth.

Resolution No. 394/07 of November 16, 2007, has increased taxes on crude and derivative exports in Argentina. In the cases in which the export price is fixed over a reference price (60.9 dollars/barrel), the producer shall have the right to charge 42 dollars per barrel and the rest up to the benchmark price shall be withheld by the Argentine government as taxes to import. In the event that the export price is under the international benchmark price, but over 45 dollars per barrel, 45% withholding will apply. In the event that the export price is under 45 dollars per barrel, the withholding percentage shall be fixed within 90 days. Notwithstanding that the WTI international price has recently traded under US$45/barrel from time to time, the Argentine Government has not yet established a new withholding rate, and the 45% withholding rate has continued to apply. The withholding rate determined as indicated above also currently applies to the exports of other oil products and lubricants using different benchmark prices, withholding prices and prices allowed for producers whichever the case.

On June 14, 2007, through Resolution No. 599/07, the Secretariat of Energy passed a proposal in agreement with natural gas producers concerning the supply of natural gas to the domestic market for the 2007-2011 period (“Agreement 2007-2011”). YPF signed the Agreement 2007-2011.

The Argentine Secretariat of Energy, through Resolution No. 1070/2008 issued on October 1, 2008, ratified the Complementary Agreement entered into between Argentine natural gas producers and the Argentine

Secretariat of Energy on September 19, 2008, extending its term until December 31, 2009. The Complementary Agreement, which has been signed by YPF, (i) modifies gas prices at the wellhead; (ii) segments the residential sector in terms of natural gas demand, and (iii) establishes the requirement that natural gas producers contribute to the fiduciary fund created by Law No. 26,020 to subsidize the price of LPG consumed by lower income customers.

By virtue of Resolution No. 24/2008 of March 13, 2008, the Argentine Secretariat of Energy created the “Gas Plus” program to encourage the production of natural gas from newly discovered reserves, new fields and tight gas, among other sources. Natural gas produced under the Gas Plus program will not be subject to the prices set forth in the Agreement 2007-2011 regarding the supply of natural gas to the domestic market during the period 2007 through 2011.

Executive Decree No. 2067/2008 of December 3, 2008, created a fiduciary fund to finance natural gas imports destined for injection into the national pipeline system, when required to satisfy the internal demand.

With respect to LPG, Law No. 26,020 of March 9, 2005, sets forth the regulatory framework for the production, bottling, transportation, storage, distribution, and commercialization of LPG in Argentina. Among other things, the law creates a reference price system, pursuant to which, the Argentine Secretariat of Energy shall periodically publish reference prices for LPG sold in bottles of 45 kilograms or less and creates a fiduciary fund to finance bottled LPG consumption of low-income customers in Argentina and the extension of the natural gas distribution network to new areas, where technically possible and economically feasible.

2.6.2.3	Taxation

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

2.6.2.4	Antitrust Agreement

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

2.6.2.5	Repatriation of Foreign Currency

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

Despite de fact that Decree No. 2,703/02 is effective as from January 1, 2003 and the referred Attorney General’s opinion, there are judicial judgments stating that the free disposal regime of up to 70% of the foreign proceeds was in force during 2002, based on which we believe that hydrocarbon exporters should not be required to repatriate their 2002 export proceeds. See Item 6 “Financial Information—Legal Proceedings—Argentina.”

2.6.3	Other countries

2.6.3.1	Venezuela

The legal regime for the oil and gas sector in Venezuela is defined by the Venezuelan Constitution and by the Organic Law on Hydrocarbons (the Hydrocarbons Law) and the Organic Law on Gaseous Hydrocarbons (the Gas Law). In accordance with Article 302 of the Venezuelan Constitution, oil and gas regulation falls under the jurisdiction of the National Government for reasons of national interest and strategy.

As provided in Article 12 of the Venezuelan Constitution, all hydrocarbon reservoirs located within Venezuelan national borders, regardless of their nature, including those located in Venezuelan territorial waters, economic exclusive zone and the continental shelf, belong to the Republic of Venezuela.

Oil development in Venezuela is overseen by the State through a mix of mechanisms which vary depending on the activity. In the case of primary activities (mainly upstream activities), development is overseen by the

State through its wholly-owned or mixed-ownership enterprises such as Petroquiriquire, S.A. (with a 40% stake held by Repsol YPF and 60% held by PDVSA). Gas development provides a wide range of options for private participation (for example, through Quiriquire Gas, S.A., Barrancas, Yucal-Placer and Cardon IV, in which Repsol YPF has a stake of 60%, 100%, 15% and 50%, respectively).

2.6.3.2	Bolivia

On May 1, 2006 Supreme Decree 28,701 (the “Nationalization Decree”) was published, which nationalized Bolivia’s oil and gas resources and transferred the ownership and control thereof to the Bolivian company Yacimientos Petrolíferos Fiscales Bolivianos (YPFB). Furthermore, the shares required to enable YPFB to control at least 50% plus one vote in different companies, among them Empresa Petrolera Andina S.A. were transferred to YPFB.

As a result of the above, Repsol YPF entered into a Purchase and Sales Agreement’s stock with YPFB by virtue of which Repsol YPF sold shares representing 1.08% of Empresa Petrolera Andina, S.A.’s stock, a company which has changed its corporate name to YPFB Andina S.A. (Andina).

On October 15, 2008, Repsol YPF and YPFB entered into a Shareholders’ Agreement that establishes among other things: (a) that Andina shall be operated jointly for a period of two years and that Repsol YPF shall have the right to designate the following executive personnel during such period: Operation Contracts Manager, Administration and Financial Manager and Human Resources Manager; (b) the right of first refusal with respect to disposals of Andina’s stock; (c) certain “Special Resolutions” that shall be agreed upon by Repsol YPF and YPFB in a Shareholders meeting or Board of Directors meeting, as applicable, regarding the annual financial report, profits distribution, election of external auditors, annual budget forecast, among others.

Operation Contracts

According to the Hydrocarbons Law 3,058 dated May 19, 2005 and the Nationalization Decree, on October 28, 2006, Repsol YPF E&P Bolivia S.A. and its affiliate Empresa Petrolera Andina S.A., now YPFB Andina S.A., signed with YPFB the Operation Contracts establishing the conditions for the exploration and production of hydrocarbons in Bolivia, effective as of May 2, 2007.

On April 9, 2008, the Supreme Decree 29,504 set forth the conditions and parameters for the recognition, approval and publication by YPFB of the Recoverable Costs within the framework of the Operation Contracts entered into between the oil companies and YPFB.

On April 23, 2008, the Supreme Decree 29,528 amended the Supreme Decree 28,222 of June 27, 2005 (concerning the Regulation for the Settlement of Royalties and the Participation to the National Treasury for the production of hydrocarbons) and the Supreme Decree 28,223 of June 27, 2005 (concerning the Regulation for the Settlement of Direct Taxes to Hydrocarbons), to align their content to the Operation Contracts executed between the oil companies and YPFB.

As of the date of this annual report, Repsol YPF and other Holders have signed the Delivery Agreements and Methods of Payment which complement the contractual framework of the Operation Contracts. Nevertheless, there are still some pending issues concerning the Operation Contracts which remain unregulated. Among these pending issues, the most relevant are the process of settlement and reconciliation of accounts with YPFB and the formalization of the method of payment of VAT regarding the Holders’ Compensation which, in December 2008, was acknowledged and paid by YPFB with Tax Credit Notes (negotiable securities).

New Bolivian Constitution

By virtue of the Referendum of January 25, 2009, a new Bolivian Constitution was adopted on February 7, 2009, which, among other aspects related to the hydrocarbons sector, establishes that: (i) hydrocarbons, irrespective of the state or form in which they are found, belong to the people of Bolivia; (ii) the State is the owner of the entire production and is the only entity authorized to commercialize such production; (iii) all income resulting from such commercialization belongs to the State; (iv) the State shall establish a hydrocarbons policy, promote its comprehensive, sustainable and equitable development and guarantee energy sovereignty; (v) YPFB is the only entity authorized to carry out the activities of the hydrocarbons production chain and its commercialization, YPFB cannot transfer its rights and obligations in any form, whether tacitly or expressly, whether directly or indirectly; YPFB is authorized to enter into service contracts, with the purpose that third parties carry out on behalf and in representation of YPFB determined tasks in the production chain in exchange for a retribution or payment for the services they render; and (vi) YPFB may form partnerships or stock companies to execute certain activities of the hydrocarbons sector, in which it must hold at least 51% of the stock.

Repsol YPF’s management believes that, prior to their incorporation into the Constitution, most of these dispositions were already in force under Hydrocarbons Law 3,058 and Nationalization Decree No. 28,701. Whether the Operation Contracts fall within the scope of the service contracts YPFB is authorized to enter into, has not yet been put before the relevant regulatory bodies.

The new Bolivian Constitution also provides that Bolivian natural resources may not be used as underlying assets in securitization or financing transactions, since ownership of all oil reserves belongs to the State.

The effective implementation of the new Bolivian Constitution will require the approval of a series of laws and regulations that to date are still pending approval.

2.6.3.3	Ecuador

As of March 29, 2006, by means of Law 2006-42, the Government of Ecuador required PSC hydrocarbon contractors to pay at least 50% of the so-called “surpluses of crude oil.” This percentage is the difference between the value of the interest of each contractor in all the hydrocarbons exploration and exploitation contracts, according to the price of oil as of the date of the execution of the contract (calculated on the basis of the monthly average sale price expressed in fixed values) and its value in accordance to the price of oil on the date of sale by the contractors. Executive Decree Nº 662, increased the stake of the State over the oil surpluses up to 99% on October 4, 2007.

On June 9, 2008, the companies comprised in the consortium of contractors of Block 16 (Repsol YPF Ecuador S.A., Murphy Ecuador Oil Co., CRS Resources (Ecuador) LDC, and Overseas Petroleum and Investment Corporation) filed an application for international arbitration before the ICSID pursuant to the Framework Contract as a consequence of their disagreement with the application of this new encumbrance. The total amount paid by the consortium until March 2008, was US$591.5 million (€425 million). Repsol YPF and the other members of the consortium are claiming compensation from PetroEcuador and from the Government of Ecuador before the ICSID. See Item 6. “Financial Information—Legal Proceedings—Ecuador.” Until March 2009, Repsol YPF’s interest in the Block 16 consortium was 35%; since that date it is 55% directly and indirectly.

Executive Decrees 1402 and 1448, of November 5, 2008 and December 3, 2008, respectively, and Law 42 dated March 29, 2006, published in the Official Registry dated April 25, 2006, decreased the State’s interest claim on the referred “surpluses of crude oil price” down to 70%, but only with respect to those PSC Framework Contracts, or their amendments, executed after August 1, 2008. As of December 31, 2008, Repsol YPF Ecuador, S.A., as the operator of Block 16 had not executed or amended any PSC Framework Contract after August 1, 2008. Nevertheless on March 12, following a negotiation process Repsol YPF and its partners in Block 16 reached an agreement (“Contrato Modificatorio al Contrato de Participación” and “Convenio de Desembolsos”) with the Government of Ecuador. See Item 2. “Information of Repsol YPF—Operations—Exploration, Development, Acquisitions and Production—Ecuador”.

New Ecuadorian Constitution

On October 20, 2008, a new Ecuadorian Constitution was published in the Official Gazette introducing several modifications in Ecuadorian hydrocarbons regulation. Per article 408 of the new Ecuadorian Constitution, the State will retain a portion of profits derived from the commercialization of hydrocarbon resources which shall not be lower than the share of profits retained by the relevant producing company. A similar provision has been included in licenses in Ecuador but was not previously included in the Ecuadorian Constitution. Additionally, new hydrocarbons regulations are currently being adopted as a result of the implementation of the newly adopted constitution.

2.6.3.4	Other countries

Repsol YPF’s operations are also subject to a wide range of laws and regulatory frameworks in the other countries in which it operates. All the aspects of the activities performed, including, inter alia, issues such as land occupation, production rates, royalties, price-setting, environmental protection, export rates, exchange rates, etc., are covered by such laws and regulatory frameworks. The terms of the concessions, licenses, permits and agreements governing the Group’s interests vary from country to country. These concessions, licenses, permits and agreements are generally awarded or jointly operated with government entities or state-owned companies and occasionally with private sector entities.

2.7	Description of Property

Most of Repsol YPF’s property, consisting of service stations, refineries, manufacturing facilities inventory, storage facilities and transportation facilities, is located in Spain and Argentina. Repsol YPF also has interests in crude oil and natural gas reserves. Most of these reserves are located outside of Spain, with most being located in Argentina and Trinidad and Tobago.

There are several classes of property which Repsol YPF does not own in fee. Repsol YPF’s petroleum exploration and production rights are in general based on sovereign grants of a concession. Upon the expiration of the concession, the exploration and production assets of Repsol YPF associated with a particular property subject to the relevant concession revert to the sovereign. In addition, at December 31, 2008, Repsol YPF leased 2,011 service stations to third parties, 1,732 of which were located in Spain and 19 in Argentina, and 2,776 service stations that are owned by third parties and operated under a supply contract with Repsol YPF for the distribution of Repsol YPF products, of which 906 were located in Spain and 1,492 in Argentina.

Law 34/1998 revoked the concessions held by Enagás and Gas Natural to operate Spain’s primary transport and distribution networks of natural gas pipelines and conveyed to Enagás and Gas Natural outright ownership of the networks. Under Law 34/1998, as amended by Royal Decree-Law 5/2005, new authorizations to build distribution facilities may not be granted for a natural gas distribution zone with an administrative authorization. There are, however, no limitations on entrants in areas served by the transport network.

2.8	Seasonality

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

2.9	Risk Control Systems

Repsol YPF does business in many countries, under a number of regulatory frameworks and in all the activities of the oil and gas business. As a result, Repsol YPF is exposed to:

•	Market risks stemming from the volatility in the prices of oil, natural gas and their products, exchange rates and interest rates.

•	Counterparty risk, stemming from financial agreements and from commercial commitments to vendors or clients.

•	Liquidity and solvency risks.

•	Legal and regulatory risks (including the risks of changes in tax regimes, industry and environmental regulations, exchange regimes, production limits, limits on exports, etc.).

•

Operating risks (including the risks of accidents and natural catastrophes, uncertainty regarding the geological characteristics of oil and gas fields, safety and environmental risks and reputation risks, such as those relating to corporate ethics and the social impact of Repsol YPF’s business).

•	Economic environment risks (including those resulting from international and local business cycles, technological innovations in the industries in which Repsol YPF operates, etc.).

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

Repsol YPF has the following independent analysis, supervision and control units specialized in different risk management aspects:

•

An Internal Audit Unit, which focuses on the on-going assessment and improvement of existing controls with a view to guaranteeing that potential risks of all kinds (control, business, reputation, etc.) that could affect the achievement of the strategic goals of the Repsol YPF Group are identified, measured and controlled at all times.

•

A Credit Risk Management Unit, which is in charge of (i) monitoring and controlling the Groups’ credit risk, (ii) developing the corporate risk policy, consisting of structural rules and procedures linked to the Group’s financial and business strategy, (iii) coordinating the development of specific policies concerning credit risks of the different business units and corporate areas of the Group and establishing methods to measure and assess such risks according to best practices, (iv) analyzing and controlling the credit risk generated by the Group’s activities, and establishing of individual third-party credit risk limits, and (v) defining the criteria regarding provisions for insolvency, refinancing and judicial debt claims.

•

A Middle Market Office Unit, responsible for: (i) calculating, tracking, monitoring and assessing at market the liquidity positions, foreign exchange and interest rate risk positions, (ii) measuring of the risk position and analysis of the sensitivity of the result and the value of products and instruments traded to various risk factors, and (iii) developing and validation of the methodology of measurement and valuation of instruments and positions according to best market practices.

•

A Risk Monitoring Unit, responsible for: (i) coordinating regulatory developments relating to commodity price risks from various business units and corporate areas of the Group and the establishment of methodologies for measurement and valuation of these risks in line with best practices, and (ii) monitoring and controlling the commodities price risk of the Group.

•

An Insurance Unit, which is in charge of (i) reviewing and assessing accidental risks that may affect the assets and activities of the Group, (ii) determining the most efficient policy to finance these risks by the best possible combination of self-insurance and risk transfer measures, (iii) implementing such insurance as may be deemed advisable in each case and (iv) negotiating the compensation for insured accidents.

•

A Safety and Environment Unit, which is in charge of (i) defining and monitoring the strategic safety and environmental objectives and guidelines for the company and performing follow-up, (ii) establishing corporate safety and environmental rules (policy, standards, procedures, manuals, and guidelines) for the company and the mechanisms needed to disseminate them, (iii) identifying and leading corporate safety and environmental projects, advising units in their implementation and monitoring the progress, (iv) establishing key performance indicators, monitoring the company’s performance regarding safety and environmental issues and proposing improvement actions, (iv) promoting the creation of workgroups and the exchange of safety and environment best practices, and (vi) coordinating safety and environmental audits and following them up.

•

A Corporate Responsibility Unit, which is responsible for directing and coordinating with the relevant organizational units and directing the management and assessment of corporate responsibility values and reputation risks in line with the guidelines and policies of the Corporate Reputation Committee and of the Group Managing Direction of General Counsel and Secretary of the Board of Directors to guarantee that Repsol YPF’s corporate responsibility and reputation model and strategy are followed.

•

A Financial Reporting Internal Control Unit, responsible for monitoring and managing of the internal economic and financial reporting control system, which was introduced to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. The system adopted by Repsol YPF is based on the conceptual framework defined in the COSO model.

•

A Reserves Control Unit, which aims to make sure that the estimates of Repsol YPF proved reserves comply with prevailing legislation of the different securities markets on which the Company is listed. It also makes internal audits of reserves, coordinates reserves audits, estimates or reviews by third party reserves engineers and assesses the quality controls on reserve reporting, making appropriate suggestions within a process of continuous improvement and application of best practices.

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

Crude Oil and Natural Gas Prices. Changes in crude oil and natural gas international benchmark prices and natural gas regional prices significantly affect Repsol YPF’s earnings. In 2008, upstream activities (including our Upstream business segment and YPF’s upstream activities) represented approximately 53% of Repsol YPF’s operating income, compared to 49% in 2007. Higher crude oil and natural gas prices have a positive effect on Repsol YPF’s results of operations as upstream exploration and production businesses benefit from the resulting increases in prices realized from production. Lower crude oil and natural gas prices have a negative effect on the results of exploration and production by reducing the economic recoverability of discovered reserves and the prices realized from production. See Item 9. “Quantitative and Qualitative Disclosure About Market Risk.”

Per barrel Brent crude oil benchmark prices averaged US$97.26 in 2008 and US$72.39 in 2007. Political developments throughout the world (especially in the Middle East), the outcome of meetings of the Organization of the Petroleum Exporting Countries (OPEC) as well as significant conflicts, like Iraq, can particularly affect world oil supply and oil prices. International reference crude oil prices and demand for crude oil may also fluctuate during economic cycles. Weakening global demand is currently continuing to depress commodity prices. Oil prices have declined, in 2008, by over 70 percent since their peak of over US$145 per barrel (WTI) in July 2008, reflecting the major downturn in the global economy, despite the decision by the Organization of Petroleum Exporting Countries (“OPEC”) to reduce production. Between December 2008 and June 2009, oil (WTI) has traded in a range of between approximately US$35 and US$50 a barrel. Per million Btu, Henry Hub natural gas benchmark prices averaged US$8.90 in 2008 and US$7.11 in 2007 and Repsol YPF’s realization price for natural gas sales in Argentina averaged US$2.19 in 2008 and US$1.59 in 2007.

The effect of changes in the price of crude oil and other raw materials on chemicals, refining, marketing and gas margins, depends on how quickly and the extent to which petroleum products and LPG prices charged by Repsol YPF are revised to reflect such changes.

Refining margins. Refining margins affect Downstream results. These margins are affected by many factors, including, among others, end user demand for oil products, the level of crude market supply, which may also influence the level of product market supply for extended periods, the light-heavy crude oil and product supply and demand balance and refining capacity utilization.

Natural gas market. The natural gas sector is generally considered to have the greatest growth opportunities globally. Accordingly, LNG supply is satisfying the growing demand for natural gas in markets that are long distances away from the actual source of the demand, which offers great possibilities of growth in this sector. Prices of natural gas on an international level in 2008 were higher than prices in 2007, as a result of the convergence of benchmark prices in the Atlantic Basin market (Henry Hub and National Balancing Point) due to increasing crude oil prices that affect long-term contracts in Japan and Continental Europe.

The natural gas market in Spain has been progressively liberalized. In line with the set schedule, the entire Spanish gas industry was deregulated on July 1, 2008 with the elimination of the regulated gas supply requirements. See Item 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas.”

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

Prices for LPG in Spain. Prices for LPG in Spain are subject to maximum selling price formulas which are established by the Spanish government. See Item 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Liquid Hydrocarbons, Oil and Petroleum Derivatives.”

3.1.2	Critical Accounting Policies

3.1.2.1	Basis of Presentation of the Consolidated Financial Statements

Repsol YPF prepares its consolidated financial statements from its accounting records and those of the companies composing the Repsol YPF Group, which are presented in accordance with current legislation, the Spanish Corporations Law, IFRS as adopted by the European Union and as issued by the IASB and consolidation regulations. See Notes 3 and 4 to the Consolidated Financial Statements included elsewhere in this annual report.

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

The accounting principles and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are: (i) oil and natural gas reserves; (ii) provisions for litigation and other contingencies; (iii) income tax computation and deferred tax assets; (iv) impairment losses on tangible assets, intangible assets and goodwill and (v) derivative financial instruments.

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

In December 2008, the SEC approved revisions to its oil and gas reporting requirements that are intended to provide investors with a more meaningful and comprehensive understanding of oil and gas reserves. Key revisions include changes to (i) the pricing used to estimate reserves, which will be valued based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, rather than a spot price at the end of the fiscal year; (ii) the ability to include nontraditional resources in reserves; (iii) the use of new technology for determining reserves; and (iv) permitting disclosure of probable and possible reserves. The foregoing revisions to the SEC’s oil and gas reporting requirements will be in effect as of January 1, 2010 and will apply to registration statements filed on or after such date and to annual reports for fiscal years ending on or after December 31, 2009.

With respect to item (i) above, according to the final rule, the SEC would communicate with the FASB staff to align their accounting standards with the 12-month average price used in the new rules. As indicated in the final rule, as the SEC discusses its revisions with the FASB, it may consider whether to delay the effectiveness date. Repsol YPF is currently evaluating the impact that adopting these revisions will have on its financial statements.

Repsol YPF manages its hydrocarbon resources on a project management basis: exploration of basin and prospects (non-proved reserves), appraisal (non-proved reserves) and development and production categories (proved reserves). When a discovery is made, volumes transfer from the exploration category to the appraisal category.

Resources in a field will only be categorized as proved reserves when all the criteria for attribution of proved status have been met, including an internally imposed requirement for project approval and final investment expected within six months and, for additional reserves in existing fields, the requirement that the reserves be included in the business plan and scheduled for development within three years.

After approval, all booked reserves will be categorized as proved undeveloped (PUD). Volumes will subsequently be categorized from PUD to proved developed (PD) as a consequence of development and production activities. When part of a well’s reserves depends on a later phase of activity, only that portion of reserves associated with existing, available facilities and infrastructure moves to PD. The first PD booking will occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Over time, undeveloped reserves are reclassified into the developed category as new wells are drilled, existing wells are recompleted and/or facilities to collect and deliver the production from existing and future wells are installed. Changes to reserves booking may be made due to analysis of new or existing data concerning production, reservoir performance, commercial factors, acquisition and divestment activity, additional reservoir development activity, legal, tax or regulatory changes. See Item 1. “Key Information about Repsol YPF—Risk Factors—Repsol YPF’s oil and natural gas reserves are estimates” for a more complete discussion on why measures of reserves are not precise and are subject to revision. See also Item 2. “Information on Repsol YPF—Oil and Gas Reserves—Changes in Repsol YPF’s Estimated Net Proved Reserves.” See Item 2. “Information on Repsol YPF—Oil and Gas Reserves—Internal Controls on Reserves and Reserves Audits” for a detailed discussion of reserves estimates internal controls and audits.

Repsol YPF records its oil and gas exploration and production activities using the successful-efforts method. See Note 4.6 c) Accounting Policies—Tangible assets, Recognition of oil and gas exploration and production transactions to the Consolidated Financial Statements for a detailed discussion of the accounting policies applied by the Group.

All capitalized cost under the above principles is amortized as follows:

i.	Capitalized acquisition costs relating to proved properties are amortized using the unit-of-production method over the estimated commercial useful life of such properties on the basis of the ratio of annual production to the total estimated proved oil and gas reserves at the beginning of the period.

ii.	Capitalized costs relating to exploratory wells and exploratory-type stratigraphic test wells where proved reserves have been found and capitalized development costs and subsequent investments aimed at developing and lifting oil and gas reserves from these wells are amortized using the unit-of-production method over the estimated commercial useful life of such assets on the basis of the ratio of annual production to the total estimated proved developed reserves at the beginning of the period.

iii.	Costs relating to unproved properties or properties under evaluation are not amortized but are subject to an impairment test. Unproved properties are assessed at least once a year or whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Any impairment loss is recognized in the then-current period income statement.

Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves are considered on a prospective basis in calculating amortization. In 2008, 2007 and 2006 Repsol YPF recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to €1,644 million, €1,685 million and €1,744 million, respectively. If proved reserves estimates are revised downward, net income could be negatively affected in the future by higher depreciation expense.

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

Dismantling of oil and gas fields. Repsol YPF makes provisions for the future dismantling of oil and natural gas facilities at the end of their economic life. The estimated costs of dismantling and removing these facilities are estimated, on a field-by-field basis, and are capitalized at their present value when they are initially recognized under “Investments in Areas with Reserves” in the consolidated balance sheet with a credit to “Non-current provisions for contingencies and expenses.” These removal costs are based on management’s best estimate of the time at which the event will occur and the costs associated with the removal of the asset. Asset removal technologies and costs, as well as political, environmental, safety and public expectations, are constantly changing. Consequently, the timing and future cost of dismantling are subject to significant modification. The timing and the amount of future expenditures of dismantling are reviewed annually. As such, any change in variables used to prepare such assumptions and estimates can have, as a consequence, a significant effect on provisions and charges related to the dismantling of oil and gas fields.

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

Impairment losses on tangible assets, intangible assets and goodwill

In order to ascertain whether its assets have become impaired, the Group compares their carrying amount with their recoverable amount at the balance sheet date, or more frequently if there are indications that the assets might have become impaired. For that purpose, assets are grouped into cash-generating units as they generate cash flows which are independent from other units.

To perform this test, goodwill acquired on a business combination is allocated among the cash-generating units or groups of cash-generating units that benefit from the synergies of the business combination and the recoverable amount thereof is estimated for each unit.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average cost of capital employed, which is different for each country and business.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment losses recognized and losses on disposal of non-current assets” in the consolidated income statement.

The basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

When an impairment loss subsequently reverses, the carrying amount of the asset (or the cash-generating unit) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the cash-generating unit) in prior years. A reversal of an impairment loss is recognized under “Income from reversal of impairment losses and gains on disposal of non-current assets” in the consolidated income statement. An impairment loss recognized for goodwill cannot be reversed in a subsequent period.

Any change in the variables used to prepare such assumptions and estimates may have a significant impact in the recoverable amount fair value estimated and thus in the impairment recorded.

Impairment of oil and gas assets. Oil and gas producing properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The impairment is calculated as the difference between the market value or, if appropriate, the discounted estimated future cash flows from its proved reserves and unproved reserves (the latter of which is adjusted by risk factors in the manner mentioned below) related to such reserves, in each field owned at the year end and the net book value of the assets relating thereto. Expected future cash flows from the sale or production of reserves are calculated considering crude oil prices based on a combination of market prices available in the financial community. The discounted values of cash flows are determined using a reasonable and supportable discount rate based on standard WACC-CAPM (weighted average cost of capital—capital asset pricing model) assumptions including, if appropriate, a risk premium related to this type of asset (and not to the resulting cash flows). The estimated cash flows are based on future levels of production, the future commodity prices, development costs, estimates of future expenditures necessary with respect to undeveloped oil and gas reserves, field decline rates, market demand and supply, economic and regulatory climates and other factors. The impairment reviews and calculations are based on assumptions that are consistent with Repsol YPF’s business plans and long-term forecasts used for investment decisions.

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

Charges for impairment are recognized in Repsol YPF’s results from time to time as a result of, among other factors, adverse changes in the estimated recoverable reserves from oil and natural gas fields, and changes in economic or regulatory conditions in certain countries. If proved reserves estimates were revised downward, net income could be negatively affected by higher impairment charges on the property’s book value. In 2008 and 2007, Repsol YPF recorded net income in the amount of €51 million and a net expense in the amount of €16 million, respectively, related to fixed-asset reevaluations for the upstream business (including our Upstream business segment and YPF’s upstream activities). See Note 12 to the Consolidated Financial Statements for the detailed technical reasons that have led to the provisions and reversals thereof described above.

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

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the portion of change in fair value on the hedging derivative instrument that is determined to be an effective hedge is recognized directly in shareholders’ equity and is recognized in the income statement in the same period or periods during which the hedged item affects profit or loss. The ineffective portion of change in the fair value on the cash flow hedging derivative instrument is recognized in profit or loss. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in profit or loss.

Recording derivatives at fair value is applied within the context of an overall valuation framework. When available, quoted market prices are used to record a contract’s fair value. However, market values for some contracts may not be readily determinable because the duration of a contract exceeds the liquid activity in a particular market or due to other particular circumstances. If no active trading market exists for a contract, holders of these contracts must calculate fair value using internally developed valuation techniques or models. Key components used in these valuation techniques include price curves, volatility, correlation, interest rates, credit spreads and term. Of these components, volatility and correlation are the most subjective. Internally developed valuation techniques include the use of interpolation, extrapolation and fundamental analysis in the calculation of a contract’s fair value.

While Repsol YPF uses common industry practices to develop its valuation techniques, changes in Repsol YPF’s pricing methodologies or underlying assumptions could result in significantly different fair values and could effect income and/or shareholders’ equity recognition.

3.2    Overview of Consolidated Results of Operations

Income Statement

	Year ended December 31,
	2008	2007	2006
	(millions of euro)
Operating revenues	60,975	55,923	55,080
Operating costs	(55,892)	(50,115)	(49,169)

Operating income	5,083	5,808	5,911
Financial result	(372)	(224)	(482)

Income before income tax and share of results of companies accounted for using the equity method	4,711	5,584	5,429
Income tax	(1,940)	(2,338)	(2,220)
Share of results of companies accounted for using the equity method	66	109	139

Net income	2,837	3,355	3,348

Attributable to the parent	2,711	3,188	3,124

Attributable to minority interest	126	167	224

Operating Revenues

Operating revenues in 2008 were €60,975 million, a 9.0% increase from €55,923 million in 2007. This increase reflected an increase in average oil realization prices and improved refining margins, offset in part by the weakness of the dollar against the euro, which declined from an average of US$1.3797 per euro in 2007 to US$1.4695 per euro in 2008. Operating revenues were also negatively affected by a 5.7% decline in total oil product sales to 58.0 million tonnes in 2008.

The increase in operating revenues in 2008 reflected an increase of products’ prices from 2007, strong gasoline and diesel oil spreads and a slightly higher distillation level. The positive trend in the products’ prices-volume mix of marketing and LPG activities also contributed to the increase in operating revenues. Operating revenues were adversely affected by the weak performance of the chemical business.

Operating revenues in 2007 were €55,923 million, a 1.5% increase from €55,080 million in 2006. This increase reflected an increase in oil realization prices and improved refining prices, offset in part by the weakness of the dollar against the euro, which declined from an average of US$1.2661 per euro in 2006 to US$1.3797 per euro in 2007. Total oil product sales grew 4.7% to 61.5 million tonnes.

The increase in operating revenues in 2007 reflected an increase of refining products’ prices from 2006 which were attributed to strong gasoline and diesel oil spreads and a slightly higher distillation level. The positive trend in the price-volume mix of marketing and LPG activities also contributed to the increase in operating revenues.

Operating Income

Operating income in 2008 was €5,083 million, a 12.5% decrease from €5,808 million in 2007. This year-on-year decline, despite higher annual average oil prices, is due to several factors, including lower production, inventory losses due to falling prices and the weak performance of the chemical business, due to decreased demand.

Operating income in 2007 was €5,808 million, a 1.7% decrease from €5,911 million in 2006. This year-on-year decline, despite higher oil prices, is due to several factors, including lower production, higher exploration expenses and rising costs throughout the industry. Results were also affected by the evolution of refining margins as well as the 8.4% depreciation of the dollar against the euro.

Financial Result

Net financial expense in 2008 increased 66.1% to €372 million from €224 million in 2007.

This variation includes lower expenses in 2008 compared to 2007 due to a reduction of €746 million in average net debt and to a drop in interest rates, which was partially offset by the decreased foreign exchange gains compared to 2007. With regards to income variations due to currency positions, it should be pointed out that the positive impact in 2007 was due to the appreciation of the Euro and Brazilian Real against the dollar whereas in 2008, currency hedging gains were mainly the result of exposure of financial income to the dollar as a result of the active management of hedging dollar-denominated operating cash flows throughout the year.

Net financial expense decreased 53.5% to €224 million in 2007 from €482 million in 2006.

Net interest expense in 2007 decreased principally due to a reduction of €839 million in average debt and higher returns on financial investments. Net expense also includes other items such as foreign exchange gains due to the appreciation of the Brazilian real and the appreciation of the euro against the dollar.

Taxes

Given the international character of the activities carried out by its group companies, the Repsol YPF Group is subject to tax and other levies under a number of different tax regimes.

•	Repsol YPF’s average effective tax rate in 2008 was 41.2%. Corporate income tax incurred by Repsol YPF in 2008 amounted to €1,940 million.

•	Repsol YPF’s average effective tax rate in 2007 was 41.9%. Corporate income tax incurred by Repsol YPF in 2007 amounted to €2,338 million.

•	Repsol YPF’s average effective tax rate in 2006 was 40.9%. Corporate income tax incurred by Repsol YPF in 2006 amounted to €2,220 million.

In 2008 and previous years, there were certain court and administrative tax-related proceedings contrary to interests of the Group. Repsol YPF considers that it has acted lawfully in these matters at all times and that its actions are based on reasonable interpretations of the applicable legislation and, therefore, filed the appropriate appeals to defend its interests and those of its shareholders.

However, in view of the uncertainty concerning the materialization of the existing tax contingencies, at December 31, 2008 and 2007, Repsol YPF had recorded provisions of €520 million and €524 million, respectively, that were considered adequate to cover those tax contingencies. This provision corresponds to a significant number of individual cases, none of which individually represent a material amount for Repsol YPF.

Share of results of companies accounted for using the equity method

Earnings of unconsolidated affiliates amounted to €66 million in 2008 versus €109 million in 2007, which was mainly due to Repsol YPF’s lower stake in CLH and decreased earnings at EniRepSa Gas Limited (Enirepsa) as a consequence of unsuccessful exploratory wells.

In 2007, earnings of unconsolidated affiliates amounted to €109 million versus €139 million in 2006, which was mainly due to decreased earnings at CLH and Atlantic LNG in 2007.

The table below provides detailed information about equity earnings and losses of unconsolidated affiliates in 2008, 2007 and 2006.

	2008	2007	2006
	(millions of euro)
Affiliate Company
Atlantic LNG	62	63	71
CLH	23	59	83
Inversora Dock Sud	6	(1)	(3)
Atlantic 4	4	(1)	(16)
Gas de Aragón	2	2	1
Dynasol Elastómeros	—	2	—
Oldelval, S.A.	(3)	(1)	—
Enirepsa	(49)	(5)	(2)
Other	21	(9)	5

Total	66	109	139

Minority Interest

Minority interests were €126 million in 2008, €167 million in 2007 and €224 million in 2006. In 2008, minority interests included 14.9% of YPF’s earnings following the divestment carried out in February 2008, which was partially offset by the decreased results of the La Pampilla and Petronor refineries in 2008 versus 2007.

In 2006, minority interests included €158 million of revenue attributable to minority interests resulting from the cancellation of the hedge contract between Repsol YPF and Empresa Petrolera Andina, S.A. and other Empresa Petrolera Andina, S.A. obligations.

The table below provides detailed information about income/(loss) attributable to minority interests in 2008, 2007 and 2006.

	2008	2007	2006
	(millions of euro)
Affiliate Company
YPF	72	9	11
Refinería La Pampilla, S.A.	(30)	30	6
Petronor	12	34	38
Gas Natural Group	35	30	10
Andina	29	45	139
Repsol Comercial (RECOSAC)	—	8	—
Other	8	11	20

Total	126	167	224

Net Income

Net income for 2008 was €2,711 million, a 15.0% decrease compared with 2007. Net income per share reached €2.23, a 15.0% decrease compared with 2007.

Net income for 2007 was €3,188 million, a 2.0% increase compared with 2006. Net income per share reached €2.61, a 2% increase compared with 2006.

3.3	Results of Operations by Business Segment

The tables below set forth Repsol YPF’s operating revenues and operating income by business segment for 2008, 2007 and 2006, as well as the percentage changes in revenues and income for the period shown.

	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(millions of euro)
Operating revenue
Upstream	4,914	4,474	4,945	9.8%	(9.5)%
LNG	1,544	923	824	67.3%	12.0%
Downstream(1)	42,447	40,798	39,525	4.0%	3.2%
YPF	10,082	8,636	8,237	16.7%	4.80%
Gas Natural(2)	4,210	3,154	3,308	33.5%	(4.7)%
Other operating revenues and adjustments in the consolidation process	(2,222)	(2,062)	(1,759)	7.8%	17.2%

Total	60,975	55,923	55,080	9.0%	1.5%

(1)	Includes approximately €6,881 million, €6,969 million and €6,524 million in 2008, 2007 and 2006, respectively, relating to excise taxes on the products marketed.

(2)	Repsol YPF accounts for Gas Natural using the proportional integration method in accordance with its percentage ownership of Gas Natural, which was 30.85% at December 31, 2008, 2007 and 2006.

	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(millions of euro)
Operating income
Upstream	2,258	1,882	2,029	20.0%	(7.2)%
LNG	125	107	45	16.8%	137.8%
Downstream	1,111	2,204	1,991	(49.6)%	10.7%
YPF	1,159	1,228	1,362	(5.6)%	(9.8)%
Gas Natural(1)	555	516	469	7.6%	10.0%
Corporate and others	(125)	(129)	15	(3.1)%	n.m. (2)

Total	5,083	5,808	5,911	(12.5)%	(1.7)%

(1)	Repsol YPF accounts for Gas Natural using the proportional integration method in accordance with its percentage ownership of Gas Natural, which was 30.85% at December 31, 2008, 2007 and 2006.

(2)	Not meaningful.

Since the introduction of Repsol YPF’s new organizational structure on January 1, 2008, Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. Therefore, Upstream’s and Downstream’s operating revenues and operating income only relate to the results of operations of such business segments, respectively. See Item 2. “Information on Repsol YPF—Repsol YPF—Organizational structure and business segments of Repsol YPF,” for information on Repsol YPF’s new organizational structure.

3.3.1	Upstream

	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(millions of euro)
Operating revenue
North America and Brazil	353	374	157	(5.6)%	138.2%
North Africa	1,907	1,669	1,496	14.3%	11.6%
Rest of the World	2,751	2,477	3,293	11.1%	(24.8)%
Adjustments	(97)	(46)	(1)	110.9%	n.m. (1)

Total	4,914	4,474	4,945	9.8%	(9.5)%

(1)	Not meaningful.

Operating revenue for 2008 was €4,914 million, a 9.8% increase compared with €4,474 million in 2007. This increase was mainly due to higher realization prices for Repsol YPF’s oil and gas product mix, which was partially offset by the effect of the devaluation of the dollar against the euro, lower production and the change of consolidation method of our Bolivian affiliate, Andina, as it is mentioned below.

The average sale price for the Upstream segment’s basket of crude was US$92.9/barrel in 2008, compared with US$67.9/barrel in 2007. The average realization price for gas in 2008 was US$4.1 per thousand cubic feet, a 43.2% increase compared with the previous year’s average price.

In 2008, the average production of hydrocarbons of the Upstream segment was 332,721 barrels of oil equivalent per day, 14.6% lower than in 2007. This decrease was mainly due to contractual and regulatory changes that have affected Repsol YPF’s operations, particularly in Bolivia and the partial or total cessation of operations in Ecuador and Dubai.

In 2007 we fully consolidated Andina based on the majority interest and control owned in Andina we had during such year. In 2008, we began proportionally consolidating Andina as of May 1, 2008 due to the decline of our interest in Andina to 48.92% as a result of an agreement with YPFB pursuant to which Repsol sold to YPFB 1.08% of Andina’s capital stock. See Item 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Other countries—Bolivia.”.

Operating revenue for 2007 was €4,474 million, a 9.5% decrease compared with €4,945 million in 2006. The decrease of operating revenue was principally due to a decrease in oil and gas production of the Upstream segment and to the devaluation of the dollar against the euro, which was partially offset by higher international crude oil prices.

In 2007, the average production of hydrocarbons of the Upstream segment was 390,000 barrels of oil equivalent per day, 14.0% lower than in 2006. The decrease was mainly caused by contractual changes in Bolivia, the expiration of the contract in Dubai and the migration from operating concessions to joint ventures in Venezuela. See Item 2. “Information on Repsol YPF—Operations—Upstream—Production, Acreage and Drilling Activities.”

The average sale price for the Upstream segment’s basket of crude was US$67.9/barrel (€49.55/barrel) in 2007, compared to US$53.62/barrel (€42.73/barrel) in 2006. The average realization price for gas in 2007 was US$2.8 per thousand cubic feet, which represents an increase of 15.3% over the previous year’s price.

	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(millions of euro)
Operating income
North America and Brazil	40	(25)	(86)	—	(70.9)%
North Africa	1,202	1,234	1,190	(2.6)%	3.7%
Rest of the World	1,016	673	925	51.0%	(27.2)%

Total	2,258	1,882	2,029	20.0%	(7.2)%

Upstream operating income in 2008 increased 20.0% to €2,258 million from €1,882 million in 2007. The increase in operating income was mainly driven by higher realization prices for Repsol YPF’s oil and gas product mix that more than offset the devaluation of the dollar against the euro, higher taxes in certain countries and the change of consolidation method of our Bolivian affiliate, Andina.

Upstream operating income in 2007 decreased 7.2% to €1,882 million from €2,029 million in 2006. The decrease in operating income was principally due to the decrease in oil and gas production, the devaluation of the dollar against the euro, widespread cost increases and greater exploration activity, all of which were partially offset by higher international crude oil prices.

The cost increases related principally to the lifting cost of the Upstream segment, which was €1.89/barrel in 2007 compared to €1.34/barrel in 2006. See Item 2. “Information on Repsol YPF—Operations—Upstream—Production, Acreage and Drilling Activities.”

Exploration expenses amounted to €469 million in 2007, compared to €316 million in the previous year. This variation reflects the increase in exploration activity and costs, particularly in drilling, seismic and geological expenses.

3.3.2	LNG

	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(millions of euro)
Operating revenue
Total	1,544	923	824	67.3%	12.0%

Operating revenue in 2008 was €1,544 million, a 67.3% increase compared with €923 million in 2007. This growth was the result of higher natural gas prices, increased demand in new markets, an improvement in the efficiency of LNG marketing activities and fleet management, and higher pool prices in the Spanish power market combined with increased sales to this market.

Operating revenue in 2007 was €923 million, a 12.0% increase compared with €824 million in operating revenue in 2006. This growth was mainly the result of higher LNG volumes commercialized though at modestly lower prices.

	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(millions of euro)
Operating income
Total	125	107	45	16.8%	137.8%

LNG operating income in 2008 increased 16.8% to €125 million from €107 million in 2007. The increase in operating income was principally due to higher pool prices in the Spanish power market, increased sales to this market and an improvement in the efficiency of LNG marketing activities.

LNG operating income in 2007 increased 137.8% to €107 million from €45 million in 2006. The increase in operating income was principally due to higher LNG volumes commercialized and to an improvement in the efficiency of LNG marketing activities.

3.3.3	Downstream

	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(millions of euro)
Operating revenue
Europe	39,903	37,048	35,845	7.7%	3.4%
Rest of the World	4,776	5,647	4,998	(15.4)%	13.0%
Adjustments	(2,232)	(1,897)	(1,318)	17.7%	43.9%

Total	42,447	40,798	39,525	4.0%	3.2%

Downstream operating revenue for 2008 was €42,447 million, a 4.0% increase compared with €40,798 million in 2007. This increase was mainly due to higher average oil prices, which was partially offset by the weak performance of the chemical business mainly due to a 16.4% decline in sales of petrochemical products mainly due to declining demand in the sector. Downstream operating revenue for 2008 was also negatively affected by the depreciation of the dollar against the euro and the sale of our marketing business in Chile at the end of 2007.

Downstream operating revenue for 2007 was €40,798 million, a 3.2% increase compared with €39,525 million in 2006. This increase was mainly due to higher international products prices and the strong performance of the chemicals business, where operating revenues increased due to higher sales prices, which were partially offset by the depreciation of the dollar against the euro.

	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(millions of euro)
Operating income
Europe	1,127	1,995	1,936	(43.5)%	3.0%
Rest of the World	(16)	209	55	—	280.0%

Total	1,111	2,204	1,991	(49.6)%	10.7%

Downstream operating income in 2008 declined 49.6% to €1,111 million from €2,204 million in 2007. This decrease was mainly due to inventory losses, the depreciation of the dollar against the euro and the weak performance of the chemical business. Inventory losses resulted from a negative differential in cost of sales at replacement costs (CCS) and the weighted average cost method (MIFO system) due to falling oil prices in the second half of 2008. The chemical business was adversely affected by higher oil prices during the first half of 2008, with significant price increases during such period and limited ability to pass such price increases on to customers, and rapidly declining chemical prices during the second half of the year.

Downstream operating income in 2007 increased 10.7% to €2,204 million from €1,991 million in 2006. In 2007, Downstream operating income includes €315 million realized on the sale of a 10% stake in CLH. Also in 2007, it reflects an increase in refining margins coupled with a slightly higher distillation level, a positive trend in the margin-volume mix of marketing and LPG activities and a positive differential in cost of sales at replacement costs and the weighted average cost method as a result of rapidly rising oil prices, all of which were partially offset by the depreciation of the dollar against the euro and the beginning of the deterioration of our chemical business. In 2007, chemicals’ average international margins were slightly lower than in 2006. In 2007, the average basic petrochemical margin was lower than in 2006 while the derivative margins in Europe were similar to those in 2006. With respect to derivative petrochemicals in Latin America, the increases in methanol and urea margins were significant.

3.3.4	YPF

	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(millions of euro)
Operating revenue
Upstream	4,269	4,576	5,030	(6.7)%	(9.0)%
Downstream	8,153	7,273	6,870	12.1%	5.9%
Corporation and adjustments	(2,340)	(3,213)	(3,663)	(27.2)%	12.3%

Total	10,082	8,636	8,237	16.7%	4.8%

YPF’s Upstream operating revenue for 2008 was €4,269 million, a 6.7% decrease compared with €4,576 million in 2007. This decrease was mainly due to a decrease in production and the depreciation of the dollar against the euro, which more than offset higher average gas prices.

In 2008, YPF’s average production of hydrocarbons was 619,172 barrels of oil equivalent per day, 4.7% lower than in 2007. The decrease was mainly caused by the impact of labor disruptions and declining fields.

The average realization price for gas in 2008 was US$2.3 per thousand cubic feet, a 38.7% increase compared with US$1.7 per thousand cubic feet in the previous year.

YPF’s Upstream operating revenue for 2007 was €4,576 million, a 9.0% decrease compared with €5,030 million in 2006. This decrease was mainly due to a decrease in production.

In 2007, YPF’s average production of hydrocarbons was 649,444 barrels of oil equivalent per day, 4% lower than 2006 mainly due to the continuing maturity of our fields, work stoppages, pipeline issues and delays in capitalized projects.

YPF’s Downstream operating revenue for 2008 was €8,153 million, a 12.1% increase compared with €7,273 million in 2007, as a result of higher average sales prices for YPF’s basket of liquids (diesel and gasoline), which was partially offset by lower export sales, lower chemical sales and the depreciation of the dollar against the euro.

The average sale price for YPF’s basket of liquids (diesel and gasoline) was US$65.88/barrel in 2008, up from US$52.42/barrel in 2007.

YPF’s Downstream operating revenue for 2007 was €7,273 million, a 5.9% increase compared with €6,870 million in 2006, as a result of higher average sales prices for YPF’s basket of liquids (diesel and gasoline) mainly in the domestic market, which was partially offset by lower export sales principally as a consequence of the Argentine government’s requirement to fulfill domestic demand, lower chemical sales and the depreciation of the dollar against the euro.

The average sale price for YPF’s basket of liquids (diesel and gasoline) was US$52.42/barrel in 2007, up from US$45.17/barrel in 2006.

	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(millions of euro)
Operating income
Upstream	441	979	1,212	(55.0)%	(19.2)%
Downstream	901	386	217	133.4%	77.9%
Corporation	(183)	(137)	(67)	33.6%	104.5%

Total	1,159	1,228	1,362	(5.6)%	(9.8)%

YPF’s Upstream operating income in 2008 decreased 55.0% to €441 million from €979 million in 2007. The decrease in operating income was principally due to a decrease in oil and gas production, higher taxes, higher depreciation expenses and increased exploration expenses.

YPF’s Upstream operating income in 2007 decreased 19.2% to €979 million from €1,212 million in 2006. The decrease in operating income was greater than the decline in operating revenues principally due to an increase in depreciation of fixed assets resulting from a significant increase in YPF’s well abandonment obligations at the beginning of the year, a decrease in oil and gas production and higher costs of certain of our service contracts in line with industry-wide increases in such costs.

YPF’s Downstream operating income in 2008 increased 133.4% to €901 million from €386 million in 2007, mainly as a result of higher pump prices and higher volumes of gasoline sold.

YPF’s Downstream operating income in 2007 increased 77.9% to €386 million from €217 million in 2006, mainly as a result of higher diesel and gasoline volume and average prices sold in the domestic market, partially offset by the increase in refining cost according to general increases in the economy.

3.3.5	Gas Natural

	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(millions of euro)
Operating revenue
Gas Natural	4,210	3,154	3,308	33.5%	(4.7)%

Total	4,210	3,154	3,308	33.5%	(4.7)%

Gas Natural’s operating revenue in 2008 increased 33.5% to €4,210 million from €3,154 million in 2007. This increase was mainly due to increases in average selling electricity prices in Spain, increased power generation, the expansion into Mexico’s power market and increased gas demand.

Gas Natural’s operating revenues in 2007 decreased 4.6% to €3,154 million from €3,308 million in 2006. This decrease was mainly due to decreases in average selling electricity prices in Spain.

	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(millions of euro)
Operating income
Gas Natural	555	516	469	7.6%	10.0%

Total	555	516	469	7.6%	10.0%

Gas Natural’s operating income in 2008 increased 7.6% to €555 million from €516 million in 2007. This growth due to higher average electricity prices in Spain. The growth was also driven by increased power generation, the expansion into Mexico’s power market, growth in the gas business, particularly in regulated distribution activities in Brazil and the increase in gas procurement and trading activities in deregulated markets.

Gas Natural’s operating income in 2007 increased 10.0% to €516 million from €469 million in 2006. This increase was mainly due to increases in commercialization gas margins in Spain.

3.4    Liquidity and Capital Resources

3.4.1	Financial Condition

Repsol YPF has a substantial portfolio of short-term financial investments (shown in its balance sheet as cash and temporary cash investments) and other long-term financial investments included as non-current assets. These items are deducted from total financial debt to arrive at a “net financial debt” amount. The following table sets forth net financial debt and preferred shares as of December 31, 2008 and 2007:

	As of December 31,
	2008	2007
	(millions of euro)
Non-current financial liabilities(1)	10,315	10,065
Less: Preference shares(1)	(3,524)	(3,418)
Current financial liabilities(1)	1,788	1,501
Effect of valuation of interest rate derivatives(2)	(361)	(182)
Effect of valuation of exchange rate derivatives(3)	(259)	(814)

Total financial debt	7,959	7,152

Less:
Non-current financial assets(4)	(2,466)	(1,650)
Other current financial assets(4)	(494)	(266)
Cash and cash equivalents(4)	(2,891)	(2,585)
Financial assets available for sale(4)	881	138
Financial assets related to derivatives(4)(5)	345	704
Net financial debt	3,334	3,493
Preferred shares	3,524	3,418

Net financial debt including preferred shares	6,858	6,911

(1)	See Note 19 to the Consolidated Financial Statements regarding financial liabilities.

(2)	Interest rate swap operations are deducted from total financial debt in the balance sheet.

(3)	Corresponds to the Cross Currency Interest Rate Swap (due to the exchange rate effect), which are recorded on the consolidated balance sheet as financial assets and which are reclassified in financial liabilities as lower gross debt.

(4)	See Note 15 to the Consolidated Financial Statements regarding financial assets.

(5)	Corresponds to derivatives recorded on the consolidated balance sheet as financial assets.

During 2008, Repsol YPF financed its activities mainly in U.S. dollars, either directly or through interest rate derivatives, principally cross currency interest rate swaps

Repsol YPF keeps enough cash resources and other liquid financial instruments and unused credit lines available to meet the loan maturities and financial debt foreseen in the next twelve months.

The following table sets forth certain data regarding, among other items, Repsol YPF’s consolidated total financial debt, capitalization and capital employed at December 31, 2008 and 2007:

		As of December 31,
		2008	2007
		(millions of euro, except ratios)
I	Total financial debt	7,959	7,152

	Preference shares	3,524	3,418

II	Total financial debt including preferred shares	11,483	10,570

	Minority interests	1,170	651
	Equity attributable to shareholders of the parent	20,100	18,511

III	Capitalization	32,753	29,732
IV	Less
	Non-current financial assets	(2,466)	(1,650)
	Other current financial assets	(494)	(266)
	Cash and cash equivalents	(2,891)	(2,585)
	Financial assets available for sale	881	138
	Financial assets related to derivatives	345	704

V	Capital (III – IV)	28,128	26,073

	Total debt to capital employed (I / V)	28.30%	27.43%
	Net financial debt to capital employed ratio (I – IV / V)	11.85%	13.39%

	Total financial debt including preferred shares to capital employed (II /V)	40.82%	40.54%

	Net financial debt including preferred shares to capital employed ratio (II – IV / V)	24.38%	26.51%

During 2008, Repsol YPF’s net financial debt (including preferred shares)-to-adjusted capital employed ratio continued its decline to 24.4% at December 31, 2008, with total outstanding net financial debt (including preferred shares) of €6,858 million at that date. “Net financial debt including preferred shares” and “capital employed” are “non-GAAP” measures which are not regulated under IFRS but which constitute material information to investors because they form an integral part of the Group’s internal reporting and planning process as relevant measures of the Group’s liquidity and creditworthiness (particularly when combined in the net financial debt-to-capital employed ratio). This is also consistent with the Group’s financial structure and condition for the following reasons:

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

The main Repsol YPF instruments that are currently outstanding are as follows:

•	In October 1997, Repsol International Capital issued US$725 million in aggregate principal amount of 7.45% preferred shares guaranteed by Repsol YPF.

•	On May 5, 2000, Repsol International Finance issued €1,000 million in aggregate principal amount of 6% bonds due 2010, guaranteed by Repsol YPF.

•	On June 21, 2001, Repsol International Finance issued €175 million in aggregate principal amount of 6% guaranteed notes due 2010, guaranteed by Repsol YPF.

•	During 2001, Repsol International Capital issued preferred shares guaranteed by Repsol YPF in the following amounts: on April 24, €1,000 million and on November 21, €2,000 million.

•	On July 22, 2003, Repsol International Finance issued 5% guaranteed by Repsol YPF notes due 2013 in an aggregate principal amount of €1,000 million.

•

On October 8, 2004, Repsol International Finance issued €1,000 million in aggregate principal amount of 4.625% notes, due October 8, 2014. Payment of principal and interest is guaranteed by Repsol YPF.

•

On February 16, 2007, Repsol International Finance issued notes guaranteed by Repsol YPF as follows: €750 million in aggregate principal amount of Floating Rate of Euribor 3M + 0.25 guaranteed notes due 2012 and €500 million in aggregate principal amount of 4.75% guaranteed notes due 2017.

•	On March 27, 2009 Repsol International Finance issued €1,000 million in aggregate principal amount of 6.5% notes, due March 27, 2014. Payment of principal and interest is guaranteed by Repsol YPF.

See Item 9. “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exposure” and “—Financial Debt and Preferred Shares” for a detailed discussion of Repsol YPF’s financial debt and preferred shares denominated in euros, U.S. dollars and other currencies, and their expected maturity dates.

The following table shows the sources of net debt variation for 2008, 2007 and 2006:

	2008	2007	2006
	(in millions of euro)
Net financial debt at beginning of year	(3,493)	(4,396)	(4,514)
Net cash provided by continued operations before variations in working capital	5,512	6,294	6,498
Variations in working capital	1,187	(582)	(460)
Investments	(5,586)	(5,079)	(5,734)
Disposals	1,721	1,273	478
Dividends	(1,608)	(949)	(825)
Exchange rate translation effect	(179)	464	556
Other	(888)	(518)	395
Net financial debt at end of year	(3,334)	(3,493)	(4,396)

Cash flows from operating activities before variations in working capital decreased 12.4% to €5,512 million in 2008 from €6,294 million in 2007.

Cash outflows as a result of investments in fixed assets and other assets in 2008 amounted to €5,586 million. Disposals totaled €1,721 million; this number includes €690 million in connection with the loan granted to the Petersen Group as part of the sale of a 14.9% stake in YPF on February 21, 2008. However, such number does not reflect divestments of long-term financial investments (in the amount of €14 million) since such divestments do not affect net debt variation.

The remaining cash flow in 2008 was used to pay €1,608 million in dividends relating to fiscal year 2007, as compared to €949 million in dividends paid in 2007 related to fiscal year 2006. The balance was used to reduce Repsol YPF’s outstanding debt.

Cash flows from operating activities before variations in working capital decreased 3.1% to €6,294 million in 2007 from €6,498 million in 2006.

Cash outflows as a result of investments in fixed assets and other assets in 2007 amounted to €5,079 million. Disposals totaled €1,273 million; this number does not include net financial investments of €288 million since these do not affect net debt variation.

The remaining cash flow in 2007 was used to pay €949 million in dividends relating to fiscal year 2006, as compared to €825 million in dividends paid in 2006 related to fiscal year 2005. The balance was used to reduce Repsol YPF’s outstanding debt.

3.4.1.1	Contractual Obligations

The following table sets forth information with regard to Repsol YPF’s contractual obligations for the years indicated below, as of December 31, 2008:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(millions of euro equivalent)
Contractual obligation(1)
Operating Leases	1,747	292	405	262	788
Transport—Time charter fees(2)	940	137	139	90	574
Operating leases(3)	807	155	266	172	214
Purchase obligations:	92,338	4,653	9,345	10,982	67,358
Crude oil and others(4)	2,661	898	850	426	487
Natural gas(5)	89,677	3,755	8,495	10,556	66,871
Investment commitments(6)	4,095	811	276	46	2,962
Purchases of services(7)	6,034	1,284	1,665	994	2,091
Other transport obligations(8):	7,690	286	773	762	5,869
Total financial debt(9)	9,611	1,913	2,907	2,357	2,434
Preference shares(9)	3,974	132	3,243	78	521
Other liabilities reflected on Repsol YPF’s Balance Sheet(10)	10,115	8,230	147	145	1,593

Total	135,604	17,601	18,761	15,626	83,616

(1)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using Repsol YPF’s best estimates.

(2)

Includes leases for time charter tankers for transport of crude oil, petroleum products, LPG, and natural gas not reflected in the balance sheet as of December 31, 2008. See Item 2. “Information on Repsol YPF—Operations—Downstream—Installed Capacity, Supply and Production—Transport of Crude Oil and

Distribution of Petroleum Products” and Item 2. “Information on Repsol YPF—Operations—Gas Natural—Natural Gas—Spain.”

(3)	Reflects service station leases, which amount to €214 million.

(4)	This item does not include the Pemex contract described in Item 2. “Information on Repsol YPF—Operations—Downstream—Refining—Installed Capacity, Supply and Production.”

(5)	Includes Repsol YPF’s proportional part of Gas Natural’s long-term natural gas purchase obligations totaling €24,689 million, in which Repsol YPF held a 30.85% stake as of December 31, 2008 (this commitment includes the 25-year supply contract between Gas Natural and Sonatrach, see Item 2. “Information on Repsol YPF—Operations—Gas Natural—Natural Gas,” and the Repsol YPF Group’s commitments to purchase gas from Trinidad and Tobago totaling €16,486 million and from Peru totaling €39,214 million).

(6)	Principally corresponds to commitments to invest in exploration and production for a total of €3,845 million and the commitment to invest in combined cycles plants, through the participation in Gas Natural, for a total of €97 million.

(7)	Includes the purchase commitments of LNG services for a total of €1,426 million.

(8)	Mainly reflects long-term transport obligations of Repsol YPF which amount to €2,783 million in the United States, €1,181 million in Canada and €572 million in Argentina. Additionally, includes €1,876 million for the future delivery of four time-charter vessels for the transport of LNG in Peru.

(9)	The amounts shown correspond to the undiscounted expected cash flows, which differ from the amounts recorded on the consolidated balance sheet.

(10)	Includes the long and short-term liabilities recorded under the long and short-term commercial creditors captions for the Repsol YPF tankers and Repsol YPF’s share in Gas Natural’s tankers leased for LNG transport, which amount to €752 million. See Item 2. “Information on Repsol YPF—Operations—Downstream—Transport of Crude Oil and Distribution of Petroleum Products” and Item 2. “Information on Repsol YPF—Operations—LNG.” Does not include long- and short-term provisions on the balance sheet at December 31, 2008, which amounted to €3,147 million.

The following table sets forth information with regard to Repsol YPF’s sales commitments for the years indicated below, as of December 31, 2008:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(millions of euro equivalent)
Sales Commitments(1)	73,641	7,534	8,834	9,773	47,500
Crude oil sales and others	18,256	4,399	3,219	2,782	7,856
Natural gas sales(2)	55,385	3,135	5,615	6,991	39,644
Transport(3)	195	20	41	42	92
Provision of services	4,916	362	763	852	2,939
Leases(4)	138	53	36	32	17

Total	78,890	7,969	9,674	10,699	50,548

(1)	Includes sales commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using Repsol YPF’s best estimates.

(2)	Includes natural gas sale commitments in Argentina of €14,249 million, in Spain of €4,927 million, in Mexico of €22,854 million and in Trinidad and Tobago of €7,390 million, and the Repsol YPF Group’s share of the Gas Natural Group’s long-term natural gas sale commitments, for a total of €3,693 million.

(3)	Fundamentally corresponds to the transport of YPF’s crude oil for a total of €117 million.

(4)	Mainly reflects the value of the lease of natural gas storage facilities (€33 million) and optical fiber assets (€52 million).

Repsol YPF has additional commitments under derivative contracts and guarantees. For a discussion of these additional commitments see Item 9. “Quantitative and Qualitative Disclosure About Market Risk” and “—Liquidity and Capital Resources—Financial Condition—Off-Balance Sheet Arrangements.”

3.4.1.2	Covenants in Repsol YPF’s Indebtedness

Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge and cross-default clauses.

Issues of unsecured and unsubordinated bonds representing €4,416 million (corresponding to a nominal amount of €4,425 million) at December 31, 2008 of marketable securities issued by Repsol International Finance, B.V., guaranteed by Repsol YPF, contain clauses whereby Repsol YPF undertakes to pay interest when due and the liabilities at maturity (cross-default provisions) and, subject to certain exceptions, not to create encumbrances on the assets of Repsol YPF in relation to these issues or to future issues of debt securities.

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

With respect to bond issuances totaling €118 million as of December 31, 2008 (corresponding to a nominal amount of €119 million), YPF has agreed, among other things, to pay all amounts due at maturity and, subject to certain exceptions, not to establish liens or charges on its assets which would exceed 15% of total consolidated assets. YPF’s debt contains similar cross-default provisions with respect to the payment of principal of or interest on indebtedness equal to or exceeding US$20 million. In the event of a default, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

Neither Repsol YPF’s debt nor any of its subsidiaries’ debt is in default.

3.4.1.3	Credit Ratings

The table below sets forth Repsol YPF’s current credit ratings:

	Standard & Poor’s(1)	Moody’s(2)	Fitch(3)

Short-term debt	A-2	P-2	F-2
Long-term debt	BBB	Baal	BBB+

(1)	On July 20, 2006, Standard & Poor’s modified their corporate rating from BBB+ to BBB, with a stable outlook.

(2)	On June 3, 2008, Moody’s confirmed the Baa1 rating with a stable outlook.

(3)	In January 2006, Fitch decided to put the rating on creditwatch. On March 28, 2006, Fitch confirmed a BBB+ rating with a stable outlook.

A security rating is not a recommendation to buy, sell or hold securities. The ratings shown in the table above may be revised, suspended or withdrawn at any time by the credit rating agencies.

We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing, or our ability to obtain access to new, credit facilities in the future. Should this occur, we would seek alternative sources of funding, including issuing preference shares, issuing bonds under our Euro Medium Term Notes Program or otherwise and issuing programs of pagarés (short-term indebtedness similar to commercial paper) in the Spanish domestic market. In the past, our main sources of liquidity have been our cash flows from operations, bank financing, issuance of commercial paper, debt securities and preference shares, and the proceeds from our divestment plan. As of December 31, 2008, total available liquidity was approximately €8,541 million, consisting of approximately €3,916 million available in unused credit lines, of which €1,574 million will expire by the end of 2009 and €2,342 million will expire thereafter, €2,891 million in cash and temporary cash investments and €1,734 million in long-term financial investments. As of June 15, 2009, 66% of Repsol YPF’s credit lines matured after December 31, 2009.

Any future downgrades will not preclude us from using any of our existing credit lines.

3.4.1.4	Off-Balance Sheet Arrangements

As of December 31, 2008, companies of the Repsol YPF group had entered into certain off-balance sheet arrangements, including guarantees. These arrangements relate principally to financial guarantees provided to companies that Repsol YPF does not consolidate under the full consolidation method or the proportional integration method, guarantees and support arrangements provided by Repsol YPF in connection with a project financing company in Peru and certain other types of guarantees and indemnities.

Set forth below are such financial guarantees of the Repsol YPF group as of December 31, 2008:

•	Repsol YPF provided guarantees for the financing activities of Central Dock Sud, S.A. in the amount of €16 million;

•	Repsol YPF has provided bank guarantees for the financing activities of EniRepSa Gas Limited, in which Repsol YPF holds a 30% interest, in the amount of €4 million;

•	Repsol YPF has provided guarantees for the financing activities of Atlantic LNG Company of Trinidad and Tobago in which Repsol YPF holds a 20% interest, in the amount of €32 million;

•

Repsol YPF has arranged bank guarantees for its stake in the heavy crude oil pipeline Oleoducto de Crudos Pesados de Ecuador, S.A. (“OCP”). The guarantees are for construction, abandonment and environmental risks up to €11 million and for operating risk up to €11 million. Repsol YPF pledged all its shares of OCP’s capital stock; and

•	Repsol YPF has provided guarantees for the financing activities of the Petersen Group, with respect to its acquisition of a stake in YPF, in the amount of €74 million.

Repsol YPF has entered into certain guarantees and support arrangements in connection with project financing arrangements relating to Peru LNG, S.R.L., a project finance company established to construct and operate a liquefaction plant, including a marine loading terminal, in Pampa Melchorita, Peru, and a natural gas pipeline, which are expected to be operational in 2010. Repsol YPF has a 20% beneficial interest in Peru LNG, S.R.L. and accounts for such interest using the equity method. Repsol YPF has entered into a completion guarantee and a pricing guarantee covering the potential mismatch between the reference price at which gas is purchased and LNG is sold by such company, with respect to the project pursuant to which it and the other project sponsors have severally guaranteed their respective pro rata portion (estimated to total up to $450 million in the case of Repsol YPF) of the aggregate indebtedness incurred in connection with the construction of the project.

In addition, in the ordinary course of business Repsol YPF provides certain other types of guarantees and indemnities, mainly transaction-specific indemnities in connection with the sale of a business. The Group does not consider that these off-balance sheet arrangements are reasonably likely in the future to have a material effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

3.4.2	Capital Investments and Divestitures

Capital investments in 2008 totaled €5,586 million. Repsol YPF used cash flow to finance these investments. The table below sets forth Repsol YPF’s capital expenditures and investments by activity for each of 2008, 2007 and 2006.

	2008		2007		2006
	(millions of euro)%		(millions of euro)%		(millions of euro)%
Capital investments
Upstream	1,184	21.2	1,439	26.8	2,740	47.8
LNG	242	4.3	387	7.2	310	5.4
Downstream	1,534	27.5	936	17.4	973	17.0
YPF	1,508	27.0	1,374	25.6	1,274	22.1
Gas Natural	894	16.0	651	12.1	328	5.7
Corporate and other	224	4.0	586	10.9	112	2.0

Total capital investments	5,586	100.0%	5,373	100.0%	5,737	100.0%

Upstream

Upstream investments in 2008 amounted to €1,184 million, a 17.7% decrease from 2007. Investments in the development of fields represented 45% of the Upstream investments and were mainly in relation to the Gulf of Mexico and Trinidad & Tobago. Investments in 2007 were mainly in relation to the acquisition of a 28% stake in Genghis Khan in the Gulf of Mexico (USA) and greater expenditure in development and exploration. Upstream investments in 2007 were lower than in 2006, year in which investments included the purchase of a participation in the Shenzi field in the Gulf of Mexico for $2,245 million (€1,727 million).

LNG

LNG investments in 2008 totaled €242 million, and were mainly in relation to the development of the Canaport regasification terminal and the Peru LNG liquefaction project. Investments in 2007 totaled €387 million, and were mainly in relation to the construction of the Canaport regasification plant in Canada and the Peru LNG liquefaction project. LNG investments in 2007 were higher than in 2006, which included investments in the LNG project Gassi Touil awarded by the Algerian authorities and which was rescinded by Sonatrach on August 13, 2007.

Downstream

Investments in 2008 in Downstream were €1,534 million, and were mainly in relation to ongoing refining projects aimed at upgrading operations and installations, safety and environmental standards, fuel quality and conversion, particularly, with respect to the Cartagena and the Bilbao refineries, both in Spain. During 2007, investments in the Downstream segment amounted to €936 million and were spent mainly in refining projects to improve operations and installations, safety and environmental standards, product quality, and conversion, particularly, with respect to the Bilbao and the Cartagena refineries. During 2007, investments in the Downstream segment were also spent in the coming onstream of a benzene production unit in the fourth quarter and the revamping of a cracker unit, both located in Tarragona.

YPF

YPF investments in 2008 amounted to €1,508 million, a substantial part of which was spent in upstream projects. During 2007, investments in YPF totaled €1,374 million relating mainly to acquisition of drilling equipment used by its upstream segment.

Gas Natural

Gas Natural investments in 2008 totaled €894 million, representing a significant increase from the previous year as a result of the acquisition of a stake in Unión Fenosa. Apart from this transaction, material investments were slightly lower than in the previous year and were mainly related to gas distribution and power activities.

Gas Natural investments in 2007 were €651 million, almost doubling investments in 2006. This increase was due to the acquisition, through Gas Natural, of five combined cycle plants and a pipeline in Mexico from EDF and Mitsubishi (valued at a total amount of US$1,448 million) at the end of 2007 and other expenditures mainly earmarked for the gas distribution business and power generation projects in Spain.

Corporate and other investments

Corporate and other investments in 2008 were €224 million, of which €107 million were invested in a building in Madrid and €29 million in software and information systems developments.

Corporate and other investments in 2007 were €586 million, of which €214 million were financial investments, €162 million corresponds to the acquisition of a lot from CLH, €79 million were invested in a building in Madrid, €27 million in software and information systems developments.

Future capital expenditures and investments

Repsol YPF has projected investments for the period 2009-2012 of €23,425 million, broken down by business segment, as follows:

2009-2012
(millions of euro)
Future Capital Expenditures
Upstream	7,590
LNG	550
Downstream	7,485
YPF	5,300
Gas Natural(1)	2,120
Corporate and other	380

Total	23,425

(1)	Refers to capital expenditures of the resultant company of the merger between Gas Natural and Unión Fenosa. Consequently, this figure does not include financial investments related to and necessary for Gas Natural’s acquisition of Unión Fenosa.

Approximately one-third of the Group’s total investment for the period is expected to be allocated to Upstream activities outside Argentina. The twofold purpose of this allocation is to diversify the current portfolio by investing in regions with strengths and low risk and to ensure profitable organic growth for Repsol YPF. A sizeable part of these investments will be geared towards the successful completion of five large development projects that should consolidate Repsol YPF’s position in countries and regions of great interest. These five projects are:

•	BM-S-9 (Brazil): Deep water sub-salt field developments in the Santos basin. It includes the Guará and Carioca discoveries, which are under assessment.

•	Shenzi/Genghis Khan (United States): Gulf of Mexico deep water block development.

•	I/R (Libya): Development of significant discoveries in North Africa.

•	Regganne (Algeria): Development of significant discoveries in North Africa.

•	Block 39 (Peru): Production start-up in heavy crude oil block. This project is currently under review.

The exploration activity of the Group will be increased in order to achieve reserve replacement organically. Repsol YPF expects to dedicate €575 million annually to this effort.

In respect of LNG activities, Repsol YPF intends to develop two large projects during the 2009-2012 period: the construction and start-up of a liquefaction plant in Peru (Peru LNG) and the regasification facility in Canada (Canaport). These initiatives are expected to consolidate the competitive advantages of the trading and marketing activities that Repsol YPF undertakes through the joint venture with Gas Natural (Stream).

Moreover, Repsol YPF plans to intensify efforts in its Downstream activities by allocating approximately another third of total capital expenditures during the 2009-2012 period. A significant portion (more than 85% of Downstream investments) will be allocated to activities in Spain, primarily in two large growth projects:

•	The capacity expansion and conversion improvements of the Cartagena refinery (Spain).

•	The construction of a new coker at Bilbao’s refinery (Spain) to improve conversion.

Both projects are expected to be completed by 2012 and are expected to have a significant impact in the Group’s results when they become operational. The remaining investments in Downstream will be mainly allocated to enhancements in the Peruvian refining and marketing assets. The expansion of the Sines petrochemical complex (Portugal) has been delayed and is currently under review.

Finally, with respect to YPF, the key focus of Repsol YPF’s strategy will be to maximize the profitability of existing operations and optimize investments, setting an overall average capital expenditure of €1,325 million per year. This figure mainly includes investments to enhance the Argentine refining and marketing assets, as well as to manage the production decline of fields.

Divestitures

The total amount of proceeds from significant divestitures undertaken by Repsol YPF is presented in the following table:

	2008	2007	2006
	(millions of euro)
Divestitures
Group companies, associated companies and business units	920	522	—
Tangible and intangible assets, and investment properties	102	548	366
Other financial assets	23	209	149

Total divestitures	1,045	1,279	515

The principal assets divestments in 2008 relate to the sale of 15% of YPF’s capital stock to Petersen Energía. See Item 8. “Additional Information—Material Contracts—Agreement with Petersen Energía to sell up to 25% of YPF’s capital stock.” Collections related to this transaction amounted to US$1,220 million (€827 million). Additionally, as part of its non-core asset divestment strategy, Repsol YPF sold to Primax its service station network and lubricant and aviation activities in Ecuador, managed by Repsol YPF Comercial de Ecuador S.A. and Combustibles Industriales Oiltrader S.A,. for an amount of €32 million.

The principal assets divestments in 2007 relate to the sale of the lot on which Repsol YPF is constructing a building in Madrid (€571 million), the sale of financial assets in Chile (€145 million) and the sale of a 10% stake in Compañía Logística de Hidrocarburos (CLH) (€353 million).

The principal assets divestments in 2006 relate to the sale of certain buildings in Madrid (€157 million), certain assets in México and others (€97.6 million) and Enagás and other financial assets (€139 million).

Those figures include the gains on the sale, which are accounted for as operating income, in accordance with IFRS.

The main income from divestitures in 2008 came from the sale of 15% of YPF’s capital stock (resulting in a €88 million gain before taxes). In 2007, the main income from divestitures came from the sale of the lot on which Repsol YPF has constructed a building in Madrid (€211 million) and the sale of a 10% stake in CLH (€315 million). See Note 31 to the Consolidated Financial Statements.

3.5	Research and Development

Repsol YPF believes that investments in research and development (R&D) activities are fundamental in obtaining competitive technology to provide Repsol YPF with the best products, which manufactured using efficient procedures with minimal environmental impact, satisfy the needs of the market and the expectations of Repsol YPF’s customers. R&D activities are aimed at increasing shareholder value and enabling Repsol YPF to act as a socially responsible company.

Repsol YPF’s R&D programs seek to discover and incorporate the best available commercial technology and develop Repsol YPF’s own technology, permitting Repsol YPF to achieve a more solid competitive position. In addition, Repsol YPF performs technology prospective studies to discover technologies at their initial phases that could change the future outlook of the business.

At our technology centers in Spain (Móstoles) and Argentina (La Plata), 450 employees develop an intense portfolio of projects that cover the entire value chain of the business: exploration and production of oil and gas, the natural gas chain value, oil and petrochemical refinery and future lines of diversification such as biofuels. To accomplish its R&D programs and activities, Repsol YPF allocated €74 million, €70 million and €65 million to the activity, in 2008, 2007 and 2006, respectively, to which another €9 million, €7 million and €7 million were added in projects executed through the business units in 2008, 2007 and 2006, respectively.

Repsol YPF is aware of the increasing importance of the interrelation between companies and society in the promotion of scientific and technological development. For this purpose, Repsol YPF has a policy of collaborating by means of agreements with universities, companies and other technological centers, both public and private. The number and cash value of the contracts has significantly increased in recent years, surpassing €12 million, €9 million and €8 million in 2008, 2007 and 2006, respectively. Areas of cooperation include initial viability studies of start-up projects and the conducting phases of the projects for which these technological centers have the knowledge and/or specific facilities. Furthermore, areas of cooperation increasingly include the participation in consortiums with other companies that seek to develop new technologies.

In addition, Repsol YPF participates in R&D programs sponsored by various governmental bodies (regional, national and European). Repsol YPF has participated in 24, 19 and 18 projects sponsored by the Spanish government and in 7, 7 and 6 projects sponsored by the European Union in 2008, 2007 and 2006, respectively.

R&D projects and programs are undertaken throughout Repsol YPF’s value chain, including the exploration of new crude oil or gas reservoirs, the extraction, refining and transport and the processing and manufacturing of products in industrial complexes, as well as their ultimate distribution to the end-user. The following are some important R&D activities by business segment:

•

Upstream. Repsol YPF uses the most advanced technologies in the exploration of new hydrocarbons reservoirs. For this purpose, Repsol YPF, in consortium with universities and other companies in the industry, is developing new seismic technologies aimed at improving the analysis and interpretation of seismic images, which constitutes a first step in the exploration of hydrocarbons. The development of these technologies will place Repsol YPF in a competitive position, by increasing its possibilities of finding deep-water reservoirs which could not have been detected using traditional techniques, and by reducing significantly the risks and costs associated with their exploitation.

R&D is also directed at improving recovery technologies through the improvement of the recovery factor of oil and gas from mature fields in decline. Repsol YPF also develops and adapts technologies to improve the production of non conventional hydrocarbons (both for heavy and extra-heavy crude as well as for gas trapped in low permeability fields) and to improve production in offshore fields.

•

LNG. In the LNG area, where Repsol YPF has attained an internationally significant position, R&D activities are being conducted on unconventional liquefaction methods seeking to reach new gas reserves, in respect of which exploitation could not have otherwise been economically feasible.

•

Downstream. The technology unit provides specialized technological support for the refineries, allowing the refineries to obtain the best quality gasoline and diesel oils beyond international regulatory requirements, while trying to maximize operating margins on a sustainable basis, complying with environmental requirements and promoting energy efficiency. In addition, new products are being developed, such as better-performing vegetable based biofuels, lubricants and asphalts that have been adapted to new environmental standards.

With this purpose, fleet testing and field trials are being performed to ensure that these new products reach the market with all guarantees. Among others, Repsol YPF has performed (i) tests in bus fleets using biodiesel extracted from deep-fry oil; (ii) tests in 200 vehicles using biodiesel with high renewable content (30%); (iii) field trials of an improved biodegradable oil for electrical transformers; and (iv) tests of a low temperature bitumen, with higher environmental and energy efficiency.

With a focus on R&D and sustainable development, Repsol YPF has also launched various innovative projects, such as the study of new crops for biofuel production, the development of systems for capturing CO2 from seaweed as a renewable biomass energy source, the utilization of products derived from vegetable oils in the treatment of crop plagues and the application of extender oils in the treatment of wood to prevent the attacks of xylophagous fungi.

Repsol YPF’s Móstoles technology center is developing and manufacturing fuels that are used in major sports competitions. In 2008, Repsol YPF’s CTR-54 competition fuel was selected by Honda HRC as the best competition fuel for the fourth consecutive year. Repsol YPF’s Móstoles technology center has also developed a new competition fuel for the new Mitsubishi Lancer that competed on the 2009 Dakar Rally in Argentina and Chile. The technological knowledge acquired in these cutting-edge areas allows Repsol YPF to improve the commercial products that reach end-users.

In the LPG area, Repsol YPF has gradually implemented new HVAC (Heating, Ventilation and Air-Conditioning) applications in the domestic, tertiary and industrial sectors, which, together with Autogas (Autogas is a registered Repsol brand which refers to a LPG composition used in vehicles) and the use of inshore boats (the Peixe Verde project), will generate new business opportunities that are environmentally friendly. Repsol YPF has also started performing field trials of prototypes with the purpose of replacing the use of heat chemical treatments with LPG to combat plagues, weeds and thermal defoliation, and supporting the development of organic farming.

With respect to petrochemicals, R&D work is directed at the optimization of existing processes, many of which are proprietary technology, and the development of products tailored to new market needs in an increasingly competitive environment. Its portfolio of projects has also enabled Repsol YPF to redesign its polyols production units in 2008, increasing their capacity as well as their quality, in both composition and properties aspects. Regarding polyolefins, more efficient procedures for their production have been developed and traditional monomers have been replaced by more efficient catalysts. Finally, through its participation in Dynasol Elastómeros, S.A. Repsol YPF continues to develop new synthetic rubbers, which applications are highly valued in the automobile sector, adhesives and composites.

4. Directors, Senior Management and Employees

4.1	Directors and Officers of Repsol YPF

4.1.1	Board of Directors

As of June 26, 2009, the members of the Board of Directors of Repsol YPF were as follows:

	Position	Year Appointed	Current Term Expires
Antonio Brufau Niubó(1)(2)	Chairman and Director	1996	2011
Luis Fernando del Rivero Asensio(1)(6)	1st Vice-Chairman and Director	2006	2011
Isidro Fainé Casas(1)(5)	2nd Vice-Chairman and Director	2007	2012
Juan Abelló Gallo(6)(11)	Director	2006	2011
Paulina Beato Blanco(3)(7)	Director	2005	2010
Artur Carulla Font(1)(3)(9)	Director	2006	2010
Luís Carlos Croissier Batista(3)(11)	Director	2007	2011
Carmelo de las Morenas López(3)(8)	Director	2003	2011
Ángel Durández Adeva(3)(8)	Director	2007	2011
Javier Echenique Landiríbar(1)(3)(8)	Director	2006	2010
María Isabel Gabarró Miquel(3)(9)(11)	Director	2009	2013
Jose Manuel Loureda Mantiñán(6)(9)(11)	Director	2007	2011
Juan María Nin Génova(5)(9)(11)	Director	2007	2012
PEMEX Internacional España, S.A.(1)(4)(10)	Director	2004	2010
Henri Philippe Reichstul(1)(3)	Director	2005	2010
Luis Suárez de Lezo Mantilla(1)(2)	Director and Secretary	2005	2013

(1)	Member of the Delegate Committee (Comisión Delegada).

(2)	Executive Director.

(3)	Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors.

(4)	Raúl Cardoso Maycotte serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol YPF, S.A. Spanish law permits joint stock companies to serve as members of the Board of Directors. A company serving in such a capacity must appoint a natural person to represent it at the meetings of the Board of Directors.

(5)	Nominated for membership by Criteria CaixaCorp, S.A., member of La Caixa Group.

(6)	Nominated for membership by Sacyr Vallehermoso, S.A.

(7)	Chairman of the Audit and Control Committee.

(8)	Member of the Audit and Control Committee.

(9)	Member of the Nomination and Compensation Committee.

(10)	Chairman of the Strategy, Investment and Corporate Social Responsibility Committee.

(11)	Member of the Strategy, Investment and Corporate Social Responsibility Committee.

The principal business activities of the Directors of Repsol YPF performed outside Repsol YPF are:

Antonio Brufau Niubó: Vice-Chairman of Gas Natural SDG., S.A., Chairman of Foundation Repsol and Chairman of Club Español de la Energía.

Luis Fernando del Rivero Asensio: Executive Chairman of Sacyr Vallehermoso, S.A. and Director of the following companies of the Sacyr Vallehermoso Group: Testa Inmuebles en Renta, S.A., Sacyr, S.A.U., Vallehermoso División Promoción, S.A.U., Itínere Infraestructuras, S.A., Valoriza Gestión, S.A.U., Autopista del Atlántico Concesionaria Española, S.A., Autovía del Barbanza Concesionaria de la Xunta de Galicia, S.A., Sociedad Concesionaria Aeropuerto de Murcia, S.A., Aeropuerto de la Región de Murcia, S.A., Somague S.G.P.S., Vice Chairman of Autopista Vasco Aragonesa Concesionaria Española, S.A., Joint and Several Administrator of Sacyr Vallehermoso Participaciones Mobiliarias, S.L. and Sacyr Vallehermoso Participaciones, S.A.U., and Chairman of Tesfran.

Isidro Fainé Casas: Chairman of “La Caixa,” Vice Chairman of Abertis Infraestructuras, S.A., Vice Chairman of Telefónica, S.A., Chairman of Criteria CaixaCorp, S.A., First Vice Chairman of CECA (Confederación Española de Cajas de Ahorros) and Chairman of Foundation “La Caixa.” He is also Director of Banco BPI, S.A., Société des Autoroutes du Nord et de l’Est de la France (Sanef) and Grupo Financiero Inbursa SAB de CV (Inbursa), and representative of Criteria Caixacorp in the Board of directors of Holding de Infraestructuras y Servicios Urbanos, S.A. (Hisusa).

Juan Abelló Gallo: Chairman of Torreal, S.A. and Alcaliber, S.A. (representing Nueva Compañía de Inversiones, S.A.); Vice-Chairman of Sacyr Vallehermoso, S.A. (representing Nueva Compañía de Inversiones, S.A.) and CVNE (representing Austral, B.V.); and Director of Zed Worldwide, S.A. (representing Nueva Compañía de Inversiones, S.A.) and Gruppo Banca Leonardo.

Paulina Beato Blanco: Advisor to the Iberoamerican Secretary General (Secretaría General Iberoamericana), professor for Economic Analysis in various universities and member of a special Board for promoting Knowledge Society in Andalusia.

Artur Carulla Font: Chief Executive Officer of Arborinvest, S.A. and Corporación Agrolimen, S.A., Chairman of the following companies: Affinity Petcare, S.A., Preparados Alimenticios, S.A. (Gallina Blanca Star), Biocentury, S.L., The Eat Out Group, S.L. Reserva Mont-Ferrat, S.A., Director of Arbora & Ausonia, S.L.U, Quercus Capital Riesgo, SCR, RS, S.A. and Consorcio de Jabugo, S.A., Member of the Regional Board of Telefónica in Catalonia, Vice-Chairman of Círculo de Economía, Vice-Chairman of Foundation ESADE, Member of Foundation Lluis Carulla, Member of the Management Board of Instituto de la Empresa Familiar and Member of Foundation MACBA (Museo de Arte Contemporáneo de Barcelona).

Luís Carlos Croissier Batista: Director of Adolfo Dominguez, S.A., Testa Inmuebles en Renta, S.A., Eolia Renovables de Inversiones SCR, S.A. and Grupo Copo de Inversiones, S.A., and Sole Director of Eurofocus Consultores, S.L.

Carmelo de las Morenas López: Chairman of Casa de Alguacil Inversiones SICAV, S.A. and Director of the Britannia Steam Ship Insurance Association, Ltd., Orobaena S.A.T. and Faes Farma, S.A.

Ángel Durández Adeva: Director of Gestevisión Telecinco, S.A., Member of the Advisory Board of Exponencial-Agencia de Desarrollos Audiovisuales, S.L., Ambers & Co, Responsables Consultores and FRIDE (Foundation for international relations and foreign development), Chairman of Arcadia Capital, S.L. and Información y Control de Publicaciones, S.A., Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente and Vicepresident of Foundation Euroamérica.

Javier Echenique Landiríbar: Chairman of the Board of Directors and of the Delegate Committee of Banco Guipuzcoano, Director of Telefónica Móviles-México, Actividades de Construcción y Servicios (ACS), S.A., Abertis Infraestructuras, S.A., Grupo Empresarial Ence, S.A. and Celistics, L.L.C., Delegate of the Board of Directors of Telefónica, S.A. in the Basque region, Member of the Advisory Board of Telefónica Spain, Member of Foundation Novia Salcedo and Member of the Círculo de Empresarios Vascos.

María Isabel Gabarró Miquel: Registered on the Bar of Public Notaries of Barcelona and member of the Sociedad Económica Barcelonesa de Amigos del País.

José Manuel Loureda Mantiñán: Director of Sacyr Vallehermoso, S.A. (as representative of Prilou, S.A.), Chairman of Valoriza Gestión, S.A.U. and Director of Autopista Vasco Aragonesa Concesionaria Española, S.A., Vallehermoso División Promoción, S.A.U., Testa Inmuebles en Renta, S.A., Sacyr, S.A.U., Itínere Infraesturas, S.A. and Somague S.G.P.S., S.A.

Juan María Nin Génova: President and CEO of “La Caixa”, Vice Chairman of Foundation “La Caixa”, Vice Chairman of Criteria CaixaCorp, S.A., member of the Board of Directors of SegurCaixa Holding, S.A., Gas Natural SDG, S.A., Banco BPI, S.A., Erste Group Bank, A.G. and Inbursa, member of the Board of Governors of Universidad Deusto, Foundation ESADE, member of the Board of Directors of Círculo Ecuestre and member of APD (Management Progress Association), Foundation Federico García Lorca and Foundation Consejo España-Estados Unidos.

Raúl Cardoso Maycotte: Managing Director of Pemex Internacional España, S.A. and P.M.I. Holdings Petróleos España, S.L., Mexican representative for OPEC and the International Energy Agency, amongst other forums.

Henri Philippe Reichstul: Member of the Strategic Board of ABDIB, Member of the Board of Ashmore Energy Internacional, Chairman of Brenco—Companhia Brasileira de Energía Renovável, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of the Conseil de Surveillance of Peugeot Citroen, S.A. and Vice-Chairman of the Board of the Brazilian Foundation for Sustainable Development.

Luis Suárez de Lezo Mantilla: Director of Compañía Logística de Hidrocarburos, S.A. (CLH), Director of Repsol-Gas Natural LNG, S.L. and Member of Foundation Repsol.

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

Whenever the issue is of sufficient importance, in the opinion of the Chairman or three members of the Delegate Committee, the resolutions adopted by the Delegate Committee shall be submitted to the full Board for ratification. The same shall be applicable in any business referred by the Board to be studied by the Delegate Committee, while reserving the ultimate decision to the Board. In all other cases, the resolutions adopted by the Delegate Committee shall be valid and binding with no need for subsequent ratification by the Board. The Delegate Committee is composed of the Chairman and a maximum of seven directors, who are appointed from among the executive directors, institutional outside directors and independent outside directors, based upon the relative weight of each type of director in the current composition of the Board of Directors. The favorable vote of at least two-thirds of the members of the Board of Directors currently in office shall be required to appoint members of the Delegate Committee. The Regulations that govern the Delegate Committee are set out in Repsol YPF’s Bylaws and the Regulations of the Board of Directors.

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

The Audit and Control Committee is composed of a minimum of three directors appointed by the Board for a four-year term. Its members shall have the necessary time commitment, capability and experience to perform their function. In addition, the Audit and Control Committee shall appoint one of its members to be Chairman, who must be an independent outside director and have experience in business management and familiarity with the accounting procedures; in any event, one of the Audit and Control Committee’s members must have the financial experience required by the market regulatory agencies. Executive directors may not sit on the Audit and Control Committee.

The Regulations that govern the Audit and Control Committee are set out in Repsol YPF’s Bylaws and in the Regulations of the Board of Directors. See Item 13A. “Audit Committee Financial Expert.”

Activities of the Audit and Control Committee during 2008

The Audit and Control Committee held nine meetings during 2008 and, among other activities, has performed: (i) the periodic review of the financial information; (ii) the monitoring of the annual corporate audit plan; (iii) the supervision of the internal control systems; and (iv) the oversight of the independence of the external auditors.

The Audit and Control Committee adopted in 2005 certain procedures for the receipt, retention and treatment of complaints received by Repsol YPF regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission of concerns regarding questionable accounting or auditing matters. Communications on these matters can be sent to the Audit and Control Committee via Repsol YPF’s corporate website, Repsol.net or by traditional post or electronic mail.

4.1.4	Nomination and Compensation Committee (“Comisión de Nombramientos y Retribuciones”)

The Nomination and Compensation Committee of the Board of Directors, established on February 27, 1995, is composed of a minimum of three non-executive Directors appointed by the Board of Directors for a four-year term. The Committee shall appoint one of its members to be Chairman, who must be an independent outside director.

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

On December 19, 2007, the Board of Directors agreed in the course of amending its Regulations that the Strategy, Investment and Competition Committee, established on September 25, 2002, changed its name to Strategy, Investment and Corporate Social Responsibility Committee.

The Strategy, Investment and Corporate Social Responsibility Committee is composed of a minimum of three directors appointed by the Board of Directors for a four-year term. The majority of the members of the Committee and its Chairman, who shall be appointed by the Committee from one of its members, must be non-executive Directors.

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

Repsol YPF has a single Executive Committee (“Comité de Dirección”), which is charged with the tasks of defining the Group’s strategy and managing the Group’s operations, and as of June 26, 2009 whose members were as follows:

Name	Position
Antonio Brufau Niubó	Chairman and Chief Executive Officer
Miguel Martínez San Martín	Chief Operating Officer
Pedro Fernández Frial	Executive Managing Director of Downstream
Nemesio Fernández-Cuesta Luca de Tena	Executive Managing Director of Upstream
Cristina Sanz Mendiola	Executive Managing Director of Human Resources and Organization
Antonio Gomís Sáez	Executive Managing Director of YPF
Fernando Ramírez Mazarredo	Chief Financial Officer
Luis Suárez de Lezo Mantilla	General Counsel and Secretary of the Board of Directors

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

Miguel Martínez San Martín: He is an Industrial Engineer with a degree from the Escuela Técnica Superior de Ingenieros Industriales of Madrid who specializes in financial information systems. On May 31, 2007 he was appointed chief operating officer and had previously joined the Executive Committee of Repsol YPF in January 2005 as Group Managing Director of Control and Corporate Development. In 1993 he started at Repsol YPF as Economic Financial Director of Refining and Repsol Comercial, where he has also held the position of Director of the company-owned-and-operated network, Campsared. Afterwards, and until 2005, he was Director of Repsol YPF’s Service Stations in Europe.

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

Cristina Sanz Mendiola: She holds a Senior Industrial Engineer degree from the Escuela Técnica Superior de Ingenieros Industriales of Madrid. As a member of the Corps of Industrial Engineers of the Spanish Ministry of Industry and Energy, she was appointed General Subdirector of International Industrial Relations in charge of both bilateral and European Union relations. Afterwards, she was General Subdirector of Energy Planning of the Spanish Government, whose responsibilities included the areas of Environment and Research and Development. In 1994, she joined Repsol YPF and has been in charge of Resources from January 2005, being responsible for Engineering, Information Systems, Technology, Purchasing and Contracting, Environment and Safety, and Insurance. Since April 2009 she, holds the position of Executive Managing Director of Human Resources and Organization.

Antonio Gomís Sáez: He has been appointed Executive Managing Director of YPF, and was until recently Repsol YPF’s Director of the Chemical Division for Europe and the rest of the world. Antonio Gomís’ professional experience in Repsol YPF Group started in 1974, and in 1986 he was appointed Director of International and Institutional Relations of Repsol S.A., which he held until 1997. That year he was designated General Director of Energy for Spain. In 2000, he again joined Repsol YPF Group as the Corporate Director for External Relations. With his appointment, he joins the Repsol YPF Executive Committee.

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

The Disclosure Committee is composed of the Corporate Director of Economic and Fiscal Policy, who is the Chairman of the Committee, the Legal Services Corporate Director, who acts as the Secretary of the Committee, the Communications and Chairman’s Office Corporate Director, the Strategy and Corporate Development Corporate Director, the Audit and Control Director, the Consolidation and Reporting Director, the Investor Relations Director, the Corporate Governance Affairs Director, a representative of the Group Managing Division of Human Resources and Organization, a representative of the Executive Managing Division of Upstream, a representative of the Executive Managing Division of Downstream and a representative of the Executive Managing Division of YPF.

Compliance with NYSE Listing Standards on Corporate Governance

On November 4, 2003, the SEC approved rules proposed by the New York Stock Exchange (NYSE) that are intended to strengthen corporate governance standards for listed companies. NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements. The NYSE rules, however, require that non-U.S. companies disclose any significant ways in which their specific corporate governance practices differ from U.S. companies under the NYSE listing standards. In compliance therewith, the following is a summary of the significant differences between Repsol YPF’s corporate governance practices and those applicable to U.S. companies under the NYSE listing standards.

Independence of the Directors on the Board of Directors

In accordance with the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE.

Spanish law does not regulate the types of directors nor, for that matter, the indispensable requirements to determine their independence. However, the Bylaws and the Regulations of the Board of Directors of Repsol

YPF, following international market practice and the principles and recommendations of the “Spanish Unified Good Governance Code for Listed Companies” (approved by the CNMV on May 2006), recognizes, at least, four classes of directors: executive directors, directors nominated by an individual shareholder based on the extent of his/her shareholding (institutional outside directors or “dominical directors”), independent outside directors and other outside or non-executive Directors who cannot be considered dominical or independent.

Taking into consideration the definition of “independent director” provided by the Spanish Unified Good Governance Code for Listed Companies, article 13 of the Regulations of the Board of Directors establishes that the following persons may not be nominated or designated as independent outside directors:

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

As of the date of this annual report, eight of the sixteen members of the Board of Directors are independent outside directors in accordance with the provisions of the Bylaws the Regulations of the Board of Directors and the Spanish Unified Good Governance Code for Listed Companies.

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

The Spanish Law (Law 44/2002, of 22 of November) establishes that the composition of the Audit and Control Committee must be a majority of non-executive directors. Nevertheless, in accordance with the Bylaws and the Regulations of the Board of Directors, executive directors may not be members of this committee. See “—Audit and Control Committee (“Comisión de Auditoría y Control”).”

During 2008 and as of the date of this annual report, the Audit and Control Committee of the Board of Directors of Repsol YPF was composed of four independent directors (as defined in the Regulations of the Board of Directors). All members of the Audit and Control Committee of the Board of Directors of Repsol YPF are independent in accordance with Rule 10A-3.

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

Repsol YPF satisfies these non-binding recommendations, in as much as it has a Nomination and Compensation Committee and, according to the provisions of the Regulations of the Board of Directors governing such Committee, it shall be comprised of non-executive directors and the majority of its members and its Chairman shall be independent outside directors. See “—Nomination and Compensation Committee (“Comisión de Nombramientos y Retribuciones”).”

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

The amount of remuneration accrued in 2008 and 2007 by members of the Board of Directors by reason of their membership thereof amounted to €4.82 million and €4.54 million, respectively. The following table provides details on accrued remuneration in 2008:

	Remuneration for Membership on the Board of Directors
	Board of Directors	Delegate Committee	Audit and Control Committee	Nomination and Compensation Committee	Strategy, Investment and Corporate Social Responsibility Committee	Total
	(euro)
Antonio Brufau Niubó	172,287	172,287	—	—	—	344,574
Luis Suárez de Lezo Mantilla	172,287	172,287	—	—	—	344,574
Antonio Hernández-Gil Álvarez- Cienfuegos	172,287	172,287	—	43,072	—	387,646
Carmelo de las Morenas López	172,287	—	86,144	—	—	258,431
Henri Philippe Reichstul	172,287	172,287	—	—	—	344,574
Paulina Beato Blanco	172,287	—	86,144	—	—	258,431
Javier Echenique Landiribar	172,287	172,287	86,144	—	—	430,718
Artur Carulla Font	172,287	—	—	43,072	—	215,359
Luís del Rivero Asensio	172,287	172,287	—	—	—	344,574
Juan Abelló Gallo	172,287	—	—	—	43,072	215,359
PEMEX Internacional España, S.A.	172,287	172,287	—	—	43,072	387,646
José Manuel Loureda	172,287	—	—	—	43,072	215,359
Luis Carlos Croissier Batista	172,287	—	—	—	43,072	215,359
Isidro Fainé Casas	172,287	172,287	—	—	—	344,574
Juan María Nin Génova	172,287	—	—	43,072	43,072	258,431
Ángel Durández Adeva	172,287	—	86,144	—	—	258,431

In addition:

•	The members of the Board of Directors of Repsol YPF have not been granted any loans or advances by any Group company, jointly controlled entity or associate; and

•

No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the Board of Directors, except in the case of the Chief Executive Officer and the General Counsel in respect of which the commitments provided in their respective services contracts, include a definite contribution system.

Remuneration for Management Functions

The remuneration, fixed and variable, in cash and in kind received during the year 2008 by the members of the Board of Directors who had relationships of an employment nature or who performed executive responsibilities in the Group during the fiscal year reached a total of approximately €4.01 million, with €2.69 million pertaining to Mr. Antonio Brufau and €1.32 million to Mr. Luis Suárez de Lezo.

Additionally, Mr. Antonio Brufau’s multi-year variable remuneration (which was determined on the basis of the degree to which certain targets established in the 2004-2007 Incentive Program for executive management were met), amounted to €0.85 million. Mr. Luis Suárez de Lezo’s multi-year variable remuneration related to the 2004-2007 Incentive Program, amounted to €0.15 million.

These amounts do not include the ones itemized in the section “From life insurance and retirement policies and contributions to pension plans and the loyalty bonus” below.

Remuneration for Membership on the Board of Directors of Affiliated Companies

The amount of remuneration accrued in 2008 and 2007 by members of the Board of Directors of Repsol YPF, for their membership in the Board of Directors of Group companies, jointly controlled entities or associates, totaled approximately €0.46 million and €0.37 million, respectively. The following table shows details of the remuneration received from each company:

	YPF	Gas Natural	Enagás	CLH	Total
	(euro)
Antonio Brufau Niubó	94,833	265,650	—	—	360,483
Luís Suárez de Lezo Mantilla	67,914	—	—	36,481	104,395

From Civil Liability Insurance Premiums

The members of the Board of Directors are covered by the same civil liability policy that insures all managers and management personnel of the Repsol YPF Group.

From life insurance and retirement policies and contributions to pension plans and the loyalty bonus

The cost of the retirement, disability and death insurance policies and of the contributions to pension plans and to the loyalty bonus, including, as pertinent, those pertaining to entries on account, which the Company has incurred for members of the Board of Directors with executive responsibilities within the Group, amounted to a total of €2.68 million in 2008. Of this amount, €2.42 million relate to Mr. Antonio Brufau and €0.26 million relate to Mr. Luis Suárez de Lezo.

Incentives

During 2008, provisions were made for a total of €0.87 million with respect to Mr. Antonio Brufau’s multi-year variable retribution and €0.31 with respect to Luis Suárez de Lezo’s multi-year variable retribution, both of whom have executive responsibilities. Those directors that do not have executive responsibilities, do not receive multi-year variable retribution.

Indemnities to Members of the Board of Directors

In 2008, no member of the Board of Directors received any indemnity payment from Repsol YPF.

Transactions with Members of the Board of Directors

Except for the remuneration earned, the dividends received from the shares held by them and, in the case of outside institutional directors, the transactions described in Item 5.2. “Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Major Shareholders,” the directors of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

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

Remuneration of Senior Management

The information in the following section relates to the 9 persons who are or were members of the senior management of the Group in 2008, excluding those who are also members of Repsol YPF’s Board of Directors.

Wages and Salaries

Senior management receives fixed and variable remuneration, the latter of which consists of an annual bonus calculated as a specific percentage of the fixed remuneration, earned on the basis of the degree to which certain targets are met and, where appropriate, payments due under the multi-year incentive plan.

The total remuneration earned in 2008 by members of the Senior Management who form or formed part of the Executive Committee, during the period in which they belonged to the Executive Committee, amounted to approximately €12.29 million, broken down as follows:

2008
(millions of euro)
Salary	7.012
Attendance fees	0.480
Variable remuneration	4.284
Compensation in kind	0.512

Total	12.288

Incentives

During the 2008 fiscal year, in relation to the executive staff provisions were set aside reaching a total of €2.17 million for the four incentive plans in effect (2005-2008, 2006-2009, 2007-2010 and 2008-2011).

Executive welfare plan and loyalty bonus

The amount of the contributions made for 2008 by the Group for its executive staff in the executive welfare plan and the loyalty bonus amounted to €1.93 million.

Pension Fund and Insurance Premiums

In 2008, the amount of contributions made by the Group with respect to the mixed defined contribution plans adapted to the Pension Plans and Funds Act maintained in respect of management personnel, together with the amount of premiums paid for life and accident insurance, amounted to €0.41 million (this amount is included in the amounts shown above under “—Wages and Salaries”).

Senior management personnel are covered by the same civil liability policy that covers all managers and directors of the Repsol YPF Group.

Advances and Loans

At December 31, 2008, Repsol YPF had granted loans to members of senior management amounting to €0.32 million, which bore average interest of 3.85% in 2008. All such loans were granted before 2003.

Indemnity and Severance Payments to Executives

In 2008, no indemnity payments were made to members or former members of the Senior Management.

Members of Repsol YPF’s Senior Management are entitled to severance payments, provided that the termination of their employment relationship with Repsol YPF is not the result of the nonperformance of employment duties, retirement, disability or the employee’s voluntary withdrawal. The severance payment obligation is recorded as a provision for pension and as a personnel expense (only when the member of the Senior Management and the Group terminate the employment relationship, if such termination occurs for any of the causes that give rise to such severance payment and the right to receive such payment has accrued).

Repsol YPF is covered by a group insurance policy that covers such benefits of Senior Management, including the General Counsel and Secretary of the Board of Directors.

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

4.3    Share Ownership of Directors and Officers

The total number of shares owned individually by the members of the Board of Directors as of June 26, 2009 was 387,075, which represents 0.03% of the capital stock of Repsol YPF as of the date of this annual report.

	Number of shares owned	Number of shares indirectly held	Total shares	%Total shares outstanding	Nominating shareholders	Number of shares owned by nominating shareholders
						Number(1)%
Antonio Brufau Niubó	205,621	—	205,621	0.017	—	—	—
Luís Fernando del Rivero Asensio(2)	1,000	—	1,000	0.000	Sacyr Vallehermoso	244,294,779	20.01
Isidro Fainé Casas(3)	242	—	242	0.000	Criteria CaixaCorp	113,329,831	9.28
Juan Abelló Gallo(2)	1,000	81,926	82,926	0.007	Sacyr Vallehermoso	244,294,779	20.01
Paulina Beato Blanco	100	—	100	0.000	—	—	—
Artur Carulla Font	15,258	—	15,258	0.001	—	—	—
Luís Carlos Croissier Batista	—	—	—	0.000	—	—	—
Carmelo de las Morenas López	7,376	—	7,376	0.001	—	—	—
Ángel Durández Adeva	5,950	—	5,950	0.000	—	—	—
Javier Echenique Landiribar	—	17,200	17,200	0.001	—	—	—
María Isabel Gabarró Miquel	3,312	1,832	5,144	0.000	—	—	—
José Manuel Loureda Mantiñán(2)	2,300	42,000	44,300	0.003	Sacyr Vallehermoso	244,294,779	20.01
Juan María Nin Génova(3)	242	—	242	0.000	Criteria CaixaCorp	113,329,831	9.28
PEMEX Internacional España, S.A.(4)	1	—	1	0.000	PEMEX	58,679,799	4.81
Henri Philippe Reichstul	50	—	50	0.000	—	—	—
Luis Suárez de Lezo Mantilla	1,665	—	1,665	0.000	—	—	—

(1)	According to the latest information available to Repsol YPF.

(2)	Nominated for membership by Sacyr Vallehermoso.

(3)	Nominated for membership by Criteria CaixaCorp. (“La Caixa” Group). In addition, Criteria CaixaCorp has a 67.60% interest in Repinves, which holds a 5.02% interest in Repsol YPF.

(4)	The beneficial owner of these shares is Petróleos Mexicanos, the sole shareholder of PEMEX Internacional España, S.A.

The current members of the Executive Committee of Repsol YPF together own less than 1% of the outstanding shares of Repsol YPF. As of the latest practicable date, the total amount of voting securities owned, directly or indirectly, by the directors and officers of Repsol YPF as a group was 417,673 ordinary shares, or 0.034% of the total number of ordinary shares of Repsol YPF issued and outstanding.

4.4	Employees

As of December 31, 2008, Repsol YPF had 36,302 employees. The figures in the tables below include the employees of Gas Natural according to the applicable percentage of consolidation as at December 31 of each year (30.85% in 2006, 2007 and 2008). The figures for the average number of employees in the tables below are consistent with the consolidation criteria applied, consolidating the percentage participation held by Repsol YPF in each of the months of each of the years.

The following tables provide a breakdown of Repsol YPF’s employees by business segment as well as by geographic area, as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
Employees by business segment and geographical area
Upstream	2,352	2,088	1,901
North America and Brazil	230	216	142
North Africa	256	254	191
Rest of the World	1,866	1,618	1,568
LNG	201	133	—
Downstream	17,802	18,596	19,815
Europe	15,958	16,317	16,576
Rest of the World	1,844	2,279	3,239
YPF(1)	11,693	11,832	11,287
Gas Natural	2,085	2,041	2,036
Other	2,169	2,010	1,892

Total	36,302	36,700	36,931

(1)	Mainly corresponds to Argentina.

The following table provides a breakdown by professional category of the employees of Repsol YPF as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
Employees by professional category
Officers	352	317	308
Middle Management	2,407	2,409	2,171
Technicians	15,720	14,913	14,625
Administrators	2,212	2,310	2,509
Operations staff	15,611	16,751	17,318

Total	36,302	36,700	36,931

The following table provides a breakdown of the average permanent and temporary employees of Repsol YPF for the last three years:

	2008	2007	2006
Permanent and temporary employees
Permanent	32,995	32,787	32,361
Temporary	4,376	4,778	4,633

Total	37,371	37,565	36,994

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

In 2008, there were no labour disruptions in Spain. In November 2008, negotiation started with respect to a Fifth Master Agreement. On May 13, 2009, Repsol YPF and the most representative unions (CC.OO and UGT) entered into the Fifth Master Agreement, which will be in effect until December 31, 2010, and whose content will be applicable to Repsol YPF Group companies located in Spain.

Approximately 42% of YPF and its affiliates’ employees are represented by the labour union “Federación Sindicatos Unidos Petroleros e Hidrocarburíferos” that negotiates labour agreements with YPF. At the end of 2006, YPF began new negotiations with other relevant labour unions, that resulted in YPF extending its agreements with such unions until year 2010. The negotiations involved the economic and social conditions of both YPF employees and third parties employees.

In Argentina there are currently three collective agreements that regulate labour conditions in refineries, oil fields, gas stations and LPG.

During 2008, several salary agreements have been reached with the labour unions. YPF has also been involved in the negotiation of labour collective agreements concerning employees from contractor companies, working in oil fields.

On November 26, 2008, YPF and other petrochemical companies agreed to suspend negotiations of collective and salary agreements with the principal oil-related labour unions for a period of six months. YPF has undertaken to maintain the then-current levels of employment for the same period.

Repsol YPF’s labor-related costs for the past three years have been as follows:

	2008	2007	2006
Labor-related costs
Salaries (millions of euro)	1,510	1,379	1,238
Benefits (millions of euro)	506	475	436

Total (millions of euro)	2,016	1,854	1,674

Average cost per employee (euro)	53,958	50,525	45,238

Operating expenses in connection with labor force restructuring were €105.8 million in 2008, €57.7 million in 2007 and €47.4 million in 2006. Repsol YPF recorded labor force restructuring provisions of €1.8 million, €24 million and €19.8 million in 2008, 2007 and 2006, respectively.

Repsol YPF has defined contribution pension plans in place for its employees and its principal operating subsidiaries, Repsol Petróleo, S.A., Repsol Comercial de Productos Petrolíferos, S.A., Repsol Exploración, S.A., Repsol Química, S.A., Repsol Butano, S.A. Repsol YPF Lubricantes y Especialidades, S.A. and RYTTSA, among others. Under Spanish law, participation in the plans is open to all employees and participation is subject to a maximum contribution.

YPF and OPESSA also have a defined contribution pension plan for their employees under which they make contributions substantially equivalent to employees’ contributions up to a defined limit.

In 2008, 2007 and 2006, the total annual cost to Repsol YPF of maintaining these plans were €41 million, €37 million and €32 million, respectively.

A subsidiary of YPF grants pension plans, medical insurance plans, life insurance and other employee benefits and benefits for health and risk of death.

As of December 31, 2007, such company had non-contributory pension plans managed by third parties for its full-time employees. The benefits provided by these plans were based on years of service and the remuneration earned during years of employment. The liability recognized for pension plans at December 31, 2007 amounted to €11 million, mainly in relation to employee benefit obligations (€76 million) which were partially offset by the fair value of the assets related to such plans, net of unrecognized actuarial losses (€65 million).

During March 2008, this subsidiary entered into a number of agreements with Prudential Insurance Company to cancel the obligations assumed in connection with two of the non-contributory pension plans, paying a premium of US$115 million (€83 million). Prudential assumed the obligations under these plans on 20 March 2008.

At December 31, 2008, the company maintains a non-contributory pension plan which has not been cancelled, for executives, key management personnel, as well as former employees, who worked at some of the Group companies of this subsidiary. The amount recorded in the 2008 consolidated income statements for this plan arises to €1 million. The related liability recorded at December 31, 2008 amounts to €3 million, corresponding to employee benefit obligations.

This company also provides medical insurance benefits, life insurance benefits and other employee benefits to certain of its employees who retire early; the company also pays benefits for health and risk of death to disabled employees and benefits for risk of death to retired executives. The benefit recorded in the 2008 consolidated income statement corresponding to these plans amounts to €4 million (which includes a benefit in the amount of €6 million corresponding to amounts recovered due to plan changes). The expense recorded in the 2007 consolidated income statement amounted to €2 million.

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

Repsol YPF’s Chairman and CEO does not participate in any incentive plan. However, its multi-annual variable retribution is established on the basis of the extent to which targets are met by the end of a given multi-annual program.

At December 31, 2008, the 2005-2008, 2006-2009, 2007-2010 and 2008-2011 incentive plans were in effect, although it is worth noting that the first of the above-mentioned programs (2005-2008) is closed, in accordance with its terms, on December 31, 2008, and its beneficiaries received the respective variable remuneration in the first quarter of 2009.

The four programs of this type in effect (2005-2008, 2006-2009, 2007-2010 and 2008-2011) are separate from each other, but their primary characteristics are the same. In all cases, these are specific multiple year remuneration plans for the fiscal years included in each one of them. Each plan is tied to the achievement of a series of Group strategic objectives. The achievement of the respective objectives gives the beneficiaries of each plan the right to receive the medium-term variable remuneration in the first quarter following the quarter in which it ends. Nevertheless, in each case, the receipt of the incentive is tied to the beneficiary remaining in the service of the Group until December 31 of the last fiscal year in the program, with the exception of the special cases discussed in its specific terms.

In all such cases the multiple year incentive, if obtained, would consist of an amount determined at the time of its granting, applying a first variable coefficient, in accordance with the degree of achievement of the objectives set out. The amount would also be determined by a second variable coefficient, tied to the beneficiary’s performance throughout the period covered by the program.

None of the four plans implies the delivery of shares or options to any of its beneficiaries, nor is it pegged to the value of Repsol YPF stock.

Provisions of €11 million, €11 million and €4 million were charged to income in 2008, 2007 and 2006, respectively, to meet the obligations arising from these plans (these amounts include those relating to members of the Board of Directors and senior management described in “—Remuneration of Directors and Officers”).

5. Major Shareholders and Related Party Transactions

5.1	Major Shareholders of Repsol YPF

In accordance with the latest information available to Repsol YPF, Repsol YPF’s major shareholders beneficially owned the following percentages of ordinary shares of Repsol YPF:

Shareholders	Percentage ownership (direct)	Percentage ownership (indirect)	Total number of shares	Total percentage ownership
	%	%		%
Sacyr Vallehermoso, S.A.(1)	—	20.01	244,294,779	20.01
Criteria Caixa Corp.(2)	9.28	5.02	174,645,246	14.31
Petróleos Mexicanos(3)	—	4.81	58,679,799	4.81

(1)	Indirect ownership held through Sacyr Vallehermoso Participaciones Mobiliarias, S.A., a wholly-owned subsidiary, as a results of the acquisitions of Repsol YPF’s shares made between October and December 2006.

(2)	Criteria Caixa Corp. (previously named Caixa Holding) is a member of La Caixa Group. Indirect ownership held through Repinvés S.A. in which Criteria Caixa Corp. has a 67.60% stake.

(3)	Petróleos Mexicanos (Pemex) holds its stake through Pemex Internacional España, S.A. and through several swap instruments (equity swaps) with certain financial entities which established certain mechanisms that enable Pemex to exercise the economic and political rights of a percentage of up to 4.81% of the share capital of the Company.

On January 18, 2008, certain entities of the Barclays Group notified the CNMV that they had entered into an agreement for the joint exercise of voting rights representing a 3.22% stake in Repsol YPF. According to the information filed with the CNMV, the Barclays entities are fund management companies to which the parent company (Barclays Global Investors UK Holdings, Ltd.) does not give direct or indirect instructions in respect of the exercise of the voting rights held by the fund management companies.

On June 14, 2006, Banco Bilbao Vizcaya Argentaria (BBVA), notified the SEC that it had sold its 5.04% stake in Repsol YPF to finance strategic investments. On November 15, 2006, State Street Bank notified the CNMV that it had sold 0.12% of its stake in Repsol YPF. Therefore, and after that disposal, State Street Bank’s total participation in Repsol YPF as of that date was 4.94%. On February 12, 2007, Capital Group International notified the SEC that it had a 2.5% stake in Repsol YPF. On December 20, 2007 Axa informed the CNMV that it holds a 4.21% stake of Repsol YPF. On November 13, 2008 Axa informed the CNMV that its participation in Repsol YPF decreased below 3% to 2.9% of the capital stock.

Additionally, on November 13, 2006 Chase Nominees informed the CNMV that it held a 9.826% stake on Repsol YPF. Subsequently, they informed the CNMV that they would make use of the exception set forth in Royal Decree 1362/2007 with respect to the obligation to make notifications to the CNMV, which applies to financial intermediaries which hold shares in connection with custody and management responsibilities with respect to said securities, provided they can only exercise the voting rights attached to those shares according to the instructions received in writing or by electronic means.

According to data provided by the Bank of New York, there were 134 registered holders of Repsol YPF’s American Depositary Receipts with registered addresses in the United States as of December 31, 2008.

In general, each share entitles the holder to one vote. However, Article 27 of Repsol YPF’s Bylaws provides that no shareholder or group of companies may vote more than 10% of Repsol YPF’s capital stock at a General Meeting regardless of its individual or aggregate holding in Repsol YPF.

5.2	Related Party Transactions

Repsol YPF undertakes transactions with related parties under general market conditions.

For the purposes of presenting this information, the following are considered to be related parties:

•	The Group’s Major Shareholders, as defined in “—Major Shareholders of Repsol YPF,” above.

•	The Group’s directors and officers, including members of the Board of Directors and of the Executive Committee.

•

Group companies for the part not owned by the Group: includes transactions with Group companies or entities for the part not eliminated in the consolidation process (corresponding to the non-owned portion in the proportionately consolidated companies and transactions undertaken with companies accounted for using the equity method).

Transactions with Major Shareholders

The transactions performed by Repsol YPF with the Group’s Major Shareholders in 2008 are detailed in Note 33 to its Consolidated Financial Statements.

Transactions with Repsol YPF Group Directors and Officers of Repsol YPF

The transactions performed by Repsol YPF with the Group’s directors and officers in 2008 are detailed in Notes 33 and 34 to Repsol YPF’s Consolidated Financial Statements and in Item 4.2 of this annual report.

Transactions with Repsol YPF Group Companies

The transactions performed by Repsol YPF with its Group companies, and by the Group companies among themselves, form part of Repsol YPF’s ordinary business activities, because of their purpose and terms and conditions. Sales to related parties are performed in accordance with the policies described in Note 4.21 and are detailed in Note 33 to the Consolidated Financial Statements.

Repsol YPF Group companies have provided guarantees for transactions of their Group companies although the related risks were not included in the balance sheet through consolidation. The amounts and details of these guarantees are disclosed in the tables included in Note 33 to the Consolidated Financial Statements and in Item 3.4. “Liquidity and Capital Resources—Financial Condition—Off-Balance Sheet Arrangements.”

5.3	Interest of Management in Certain Transactions

At December 31, 2008, loans by Repsol YPF to its senior management totaled approximately €0.316 million and bore interest at an average rate of 3,85%. All such loans were granted before 2003.

6. Financial Information

6.1	Financial Information

See Item 14 to the Consolidated Financial Statements.

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

Provisions totaling €468 million and €586 million as of December 31, 2008 and 2007, respectively, have been recorded relating to legal proceedings (excluding any provisions related to the tax-related contingencies mentioned in Item 3. “Operating and Financial Review and Prospects—Overview of Consolidated Results of Operations”). The most significant legal proceedings are described in the following paragraphs:

European Union

As a result of past antitrust investigations launched by the European Commission into several markets, two Repsol YPF’s subsidiaries, General Química, S.A., (which produces rubber chemicals and rubber additives) and Repsol YPF Lubricantes y Especialidades, S.A. (RYLESA) (which produces, among other products, bitumen), were imposed fines, together with other companies. The corresponding decisions held Repsol YPF and the relevant intermediate parent companies jointly and severally liable. Additionally, in October 2008, a €19.8 million fine was imposed on certain Repsol YPF Group companies as a result of an antitrust investigation in the paraffin market.

While the relevant fines have already been settled, the three decisions were appealed before the EU Court of First Instance. On December 18, 2008, the EU Court of First Instance overruled the appeal filed by General Química SA. and an annulment appeal against such ruling has been filed before the European Court of Justice. All three relevant appeals are still pending.

Spain

On July 11, 2007, the Investigation Department of the Spanish National Competition Commission (Comisión Nacional de la Competencia or “CNC”) notified Repsol YPF of the existence of an antitrust investigation concerning Article 1 of the Law of Defense of Competition against Repsol YPF, BP and Compañía Española de Petróleos, S.A. (Cepsa). CNC alleges that Repsol YPF, BP and Cepsa engaged in indirect gasoline price fixing based on the frequent alignment of gasoline maximum prices and price recommendations concerning their respective gasoline stations. In August 2008, the Board of the CNC commenced an administrative proceeding based on the Investigation Department’s allegations and Art. 81 of the EC Treaty. The matter is currently before the Board of the CNC.

Argentina

The Privatization Law provides that the Argentine State shall be responsible, and shall hold YPF harmless, for any liabilities, obligations or other commitments existing as of December 31, 1990 that were not acknowledged as such in the financial statements of its predecessor as of that date arising out of any transactions or events that had occurred as of that date, provided that any such liability, obligation or other commitment is established or verified by a final decision of a competent judicial authority. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment of amounts established in certain judicial decisions. YPF believes it has the right to be reimbursed for all such payments by the Argentine government pursuant to the above-mentioned indemnity. YPF is required to keep the Argentine government apprised of any claim against it arising from the obligations assumed by the Argentine government.

CNDC anti-competitive activity disputes. Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina imposed on YPF a fine based on the interpretation that YPF had purportedly abused its dominant position in the bulk LPG market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. Additionally, the CNDC commenced an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. In December 2003, the CNDC completed its investigation and charged YPF with abuse of dominant market position during this period. YPF has unsuccessfully appealed in several courts this decision and is currently awaiting for the outcome of two complaint appeals.

Natural gas market. As a result of the restrictions on natural gas exports (see Item 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Argentina—Market Regulation”) during the years 2004, 2005, 2006, 2007 and 2008, YPF had been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by its contracts with export customers. YPF has taken steps to appeal these restriction, as it believes that they are arbitrary and illegitimate, and has informed its customers that such measures constitute an event of force majeure which releases YPF from any contractual or extra-contractual liability deriving from the failure to deliver the volumes of gas stipulated under the relevant agreements.

A number of YPF’s customers, including Innergy Soluciones Energéticas S.A., Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A., have rejected YPF’s interpretation and have claimed damages and/or penalties for breach of supply undertakings, while at the same time reserving their rights to file additional claims in the future.

In 2007, Innergy Soluciones Energéticas S.A. filed an arbitral claim against YPF, claiming a total amount of US$88 million (€63 million) plus interest. This amount increases as Innergy invoices “deliver or pay” amounts to YPF on a monthly basis, beginning in September 2007, for partially missed deliveries YPF has counterclaimed for termination of contract based upon the “statutory hardship” exemption in light of recent substantial increases in Argentine export duties on natural gas that make YPF’s cost of delivering natural gas to Innergy significantly higher than the price to be paid by Innergy for such deliveries. After Innergy filed its Reply and Counterclaim Response on December 5, 2008, the parties agreed on a settlement to their dispute which was finally executed on June 18, 2009.

YPF is also currently in pre-arbitral settlement discussions with the other two clients that have sought damages from YPF under the “deliver-or-pay” clause, Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. These companies have claimed damages through November 2006 in a total amount of approximately US$41 million (€29 million) and, from December 2006 through September 2007, for an additional total amount of US$52 million (€35 million). YPF has opposed such claims.

Arbitration with AES Uruguaiana Empreendimentos S.A. (“AESU”), Companhia de Gás do Estado do Río Grande do Sul (“Sulgás”). AESU has claimed damages in a total amount of US$28 million (€20 million) for missed deliveries of natural gas volumes during the period September 16, 2007 through June 25, 2008. On July 16, 2008, AESU also claimed damages in a total amount of US$3 million (€2 million) for missed deliveries of natural gas volumes during the period January 18, 2006 through December 1, 2006. YPF has contested both of these claims. By letter dated on March 20, 2009, AESU notified YPF that it was terminating the related contract.

On April 6, 2009, YPF was notified by the International Chamber of Commerce (“ICC”) of an arbitration brought by AESU and Sulgás against YPF claiming damages in an approximate amount of US$1,052 million (€756 million), which includes the amount referred to above, in connection with YPF’s alleged liability resulting from the termination by AESU and Sulgás of the natural gas export contract entered into in September 1998. YPF denies all liability arising from such termination. Moreover, YPF believes that AESU’s damages assessment is far beyond any reasonable assessment, since it exceeds six-fold the maximum aggregate deliver-or-pay penalties that would have accrued in the event that YPF would breached its delivery obligations for the maximum daily quantity through the expiration of the term of the natural gas export contract (as set forth in the contract entered into in 1998). In addition, more than 90% of AESU’s damages assessment relates to alleged loss of profits that may be strongly challenged on the basis that prior to the termination of the natural gas export contract, AESU voluntarily terminated all of its long term power purchase contracts. YPF considers the probability of the claim brought by AESU is likely to be unsuccessful.

Furthermore, on April 6, 2009 YPF registered at the ICC a Request for Arbitration against AESU, Sulgás and Transportadora de Gas del Mercosur S.A. (“TGM”), seeking an award from the Arbitral Tribunal which states, among other things, that AESU and Sulgás have repudiated and unilaterally and illegally terminated the natural gas export contract entered into in September 1998 and declaring AESU and Sulgás liable for any damages suffered by the parties because of such termination, including but not limited to the damages resulting from the termination of the natural gas transportation contracts associated with the natural gas export contract.

With respect to the termination of the natural gas transportation contracts associated with this natural gas export contract, YPF was notified by the ICC of an arbitration brought by TGM against YPF claiming unpaid and outstanding payments for an approximate amount of US$10 million (€7.2 million), in connection with the transportation fee established in the natural gas transportation contract entered into in September 1998 between YPF and TGM. YPF has requested that these two proceedings are accumulated.

Litigation with Transportadora de Gas del Norte S.A. (“TGN”). On April 8, 2009, YPF filed a complaint against TNG with the Argentine Natural Gas Regulatory Agency, seeking the termination of the natural gas transportation contract with TGN for the transport of natural gas in connection with the natural gas export contract entered with AESU and other parties. The request is based on (i) the termination of the referred natural gas export contract and the legal impossibility to assign the transportation contract to other shippers because of certain changes in law in effect since the year 2002; (ii) TGN’s legal impossibility to render the transportation service on a firm basis because of certain changes in law in effect since the year 2004; and (iii) the “statutory hardship” exemption available under Argentine law when extraordinary events render a party’s obligations excessively burdensome.

Argentine local market. Central Puerto S.A. has filed two claims against YPF relating to agreements to supply natural gas, with the parties having settled the claim in connection with the supply of natural to the plant of Central Puerto in Loma La Lata. Notwithstanding the above, Central Puerto S.A. notified YPF its decision to submit the second of these claims relating to an agreement to supply gas to its combined-cycle plants located in Buenos Aires to arbitration before the ICC. YPF filed a counterclaim asking the arbitral tribunal for a declaration of the termination of the contract; or as a subsidiary claim in case the arbitral tribunal rejects the request for termination of the contract, the restructuring of the contract, among others.

On February 11, 2008, a hearing took place among the members of the arbitral tribunal and the parties at which a document setting forth procedures for the arbitration was agreed upon and signed by the parties. In that document, Central Puerto indicated that it could not quantify its damages until its experts had completed their work. The arbitral tribunal ordered the parties to present their reply briefs on April 27, 2009. On February 27, 2009, the parties presented briefs of claim and counterclaim, respectively, together with the corresponding evidence, as well as the amounts claimed. On April 27, 2009, the parties presented their respective replies to the briefs previously presented, as ordered by the Court and Central Puerto presented a new amount claimed. On May 19, 2009, YPF rejected Central Puerto’s new claim arguing it should have been presented on February 27. On May 26, 2009 Central Puerto rejected YPF’s argument. On June 26, 2009 the parties entered into a settlement agreement by which the contract with Central Nuevo Puerto, Central Puerto Nuevo, and the combined cycle in the city of Buenos Aires was terminated, resigning the parties to any actions, rights or claims under the contract or this arbitration.

Compañía Mega S.A (“Mega”) has also claimed compensation from YPF for failure to deliver natural gas under the contract between YPF and Mega. YPF invoked that natural gas deliveries to Mega pursuant to the contract were affected by the Argentine government’s interference.

La Plata refinery environmental disputes. Since 1999 several claims have been brought in relation to La Plata refinery, seeking, among other things, the compensation for alleged health and property damages as a consequence of environmental pollution purportedly caused by the operation of such refinery, the remediation of alleged environmental damages and the specific performance by YPF of work necessary to stop any environmental damage. YPF believes that, due to the indemnity provided by Law No. 24,145, YPF shall be allowed to request reimbursement of the expenses for liabilities existing on or prior to January 1, 1991 (before privatization) from the Argentine government. Additionally, YPF is aware of an action which has not yet been served. To the extent some of these claims partially overlap, YPF believes that they will need to be partially consolidated. YPF was informally notified that the Secretariat of Environmental Policy of the Province of Buenos Aires has brought criminal proceedings against YPF on the grounds of the purported worsening of the water quality problems in the Western Channel adjacent to La Plata Refinery, potential health damages (on account of the existence of volatile particles and/or hydrocarbon suspension), non-fulfillment of a remediation schedule of canals, and the existence of allegedly clandestine disposal sites. On September 25, 2008, the Federal Court in criminal matters decided not to make any formal accusations and dismissed the proceedings.

Sale of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A. to EDF Internacional S.A. (“EDF”). In July 2002, EDF initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against YPF, among others, seeking damages from YPF under the Stock Purchase Agreement dated March 30, 2001 which entitled EDF to an adjustment in the purchase price due to changes in the exchange rate of the Argentine peso prior to December 31, 2001. The amount payable by YPF should the resulting award become final is US$28.9 million (€20.8 million) plus costs and interest. However, YPF has challenged the award by filing an extraordinary appeal before the Argentine Supreme Court and an appeal before the Federal Court of Appeals on Commercial Matters. In April 2008 the Federal Court of Appeals on Commercial Matters suspended the effects of the arbitral award pending its appeal. EDF has also filed a claim before the District Court of the State of Delaware, USA, seeking to enforce the arbitration award. In addition, YPF has been notified of an action filed by EDF in Paris, also seeking enforcement of the award.

Repatriation of Foreign Currency proceedings. With respect to the uncertainty regarding the right of companies in the oil and gas sector to keep abroad up to 70% of the export proceeds during the period between the issuance of Decree No. 1606/01 and the issuance of Decree 2703/02, on October 12, 2007, YPF was notified of the initiation of an administrative summary proceeding for alleged late repatriation of foreign currency proceeds, and lack of repatriation of the remaining 70%, in connection with some hydrocarbon export transactions made in 2002. In this administrative proceeding, charges were brought against YPF in the amount of US$1.6 million. Nevertheless, a judicial judgment recently issued by a First Instance Court in for Criminal and Economic Matters in a similar administrative proceeding regarding export transactions made in 2002 resolved the matter in favor of that company based on legal arguments that were not challenged by the prosecutor. In addition, the Office of the General Prosecutor of Argentina issued an opinion in similar administrative summary proceedings involving another oil company stating that no criminal law violations existed in that case due to the lack of willful misconduct and the existence of differing regulations that created uncertainty as to the scope of certain obligations, and stating that the proceeding should be dismissed. Additionally, the National Administrative Court of Appeals decided -by judgment dated April 30, 2009- in judicial proceedings initiated by an oil company, that this free disposal regime of up to 70% of the foreign currency proceeds from the exports of crude oil and its derivatives was in force during 2002 -based on that special regime was in effect from the day following the publication of Decree No. 1638/01 (December 12, 2001)-. It is unknown whether the National State has filed an appeal against said decision which should be decided by the Argentine Supreme Court.

CNDC investigation. On November 17, 2003, within the framework of an official investigation pursuant to Article 29 of the Antitrust Act, the CNDC issued a request for explanations from a group of approximately 30 natural gas production companies, including YPF, with respect, among other things, to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) gas imports from Bolivia, in particular (a) expired contracts signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. In January 2006, YPF received a notification of the CNDC ordering that preliminary proceedings be undertaken. On January 15, 2007, CNDC charged YPF and eight other producers with violations of Law 25,156. YPF has contested the complaint on the basis that no violation of the Law took place and that the charges are barred by the applicable statute of limitations. On June 22, 2007, without acknowledging any conduct in violation of the Antitrust Act, YPF filed with the CNDC a commitment according to Article 36 of the Antitrust Act in which YPF committed not to include the challenged clauses in future sales contracts of natural gas and requested that the CNDC approve the commitment, suspend the investigation and dismiss the proceedings. YPF is still awaiting a formal response. On December 14, 2007, the CNDC elevated the investigation to the Court of Appeals.

Bulk LPG contract clauses. The CNDC has also commenced proceedings to investigate YPF for the alleged use of a clause in bulk LPG supply contracts that prevents buyers from reselling the product to third parties, thereby restricting competition. YPF has asserted that the contracts do not contain a prohibition against resale to third parties and has offered evidence in support of its position. In April 2007, YPF filed with the CNDC, without acknowledging any conduct in violation of the Antitrust Act, a commitment pursuant to Article 36 of the Antitrust Act not to include such clauses in future bulk LPG supply contracts and requesting that the CNDC terminate the proceedings. On November 5, 2008, the Argentine Secretariat of Domestic Commerce approved the commitment formulated by YPF, ordered its publication on newspapers and suspended the proceedings for three years. YPF has already complied with the aforementioned notification and publication requirements.

Noroeste basin reserves review. The effectiveness of natural gas export authorizations (related to production in the Noroeste basin) after certain specific dates granted to YPF pursuant to Resolution SE Nos. 165/99, 576/99, 629/99 and 168/00, issued by the Secretariat of Energy, is subject to an analysis by the Secretariat of Energy to determine whether sufficient additional natural gas reserves have been discovered or developed by YPF in the Noroeste basin. The result of this ongoing review is uncertain and may have an adverse impact upon the execution of the export gas sales agreements related to such export authorizations, and may imply significant costs and liabilities for YPF. YPF has submitted to the Secretariat of Energy documentation in order to allow for the continuation of the authorized exports in accordance with Resolutions SE No. 629/1999, 565/1999, and 576/1999 (the “Export Permits”) from the Noroeste basin. These Export Permits relate to the long-term natural gas export contracts with Gas Atacama Generación, Edelnor and Electroandina, involving volumes of 900,000 m3/day, 600,000 m3/day and 1,750,000 m3/day, respectively. YPF has not yet received a response from the Argentine Secretariat of Energy. However, on March 29, 2007, an internal memorandum of the Argentine Secretariat of Energy concluded, without resolving the question that YPF had not developed the necessary reserves to continue with the Export Permits. The file is currently awaiting decision from the Argentine Secretariat of Energy. If the Argentine Secretariat of Energy were to determine that the reserves are not sufficient to continue to comply with our export commitments and other commitments, it could declare the expiration or suspension of one or more of the Export Permits, which would have a direct impact on the related export contracts.

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

Patagonian Association of Landowners (ASSUPA) claims. ASSUPA filed suit against 18 concession holders of the operation and permit holders of the exploration of the Neuquén River Basin, including YPF, requesting that they be ordered to remedy the collective environmental damage supposedly caused and to take the necessary measures to avoid environmental damage in the future. The amount claimed is US$548 million (€394 million). YPF and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and the plaintiff had to file a supplementary complaint. YPF has requested that the claim be rejected because the defects of the demand indicated by the Argentine Supreme Court have not been corrected but such request was denied. However, YPF has also answered the complaint by requesting its rejection for other reasons, and impleading the National Government, due to its obligation to indemnify YPF against any liability and hold YPF harmless for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree 546/1993. YPF’s request is currently pending.

Dock sud and Quilmes claims. Residents of the Dock Sud area filed environmental claims against multiple respondents (up to 44) including YPF, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. In July 2008, the Argentine Supreme Court decided that the Basin Authority (Law 26,168) will be in charge of performing a remediation plan as well as of taking preventive measures in the area. It also declared that it will determine whether and how much liability is to be borne by the parties involved.

Additionally, another group of residents of the Dock Sud area, have filed two other environmental lawsuits, one of which YPF has not been notified of, requesting that several companies located in that area, including YPF, the Province of Buenos Aires and several municipalities, remediate and indemnify the collective environmental damage of the Dock Sud Area and any individual damage that has been suffered. YPF has the right of indemnity by the Argentine government for events and claims prior to January 1, 1991, pursuant to Law No. 22,145 and Decree No. 546/1993.

In addition, citizens claiming to be residents living near Quilmes, in the province of Buenos Aires, have filed a lawsuit in which they have requested the remediation of environmental damages and the payment of Ps.47 million as compensation for alleged personal damages, plus interest. The plaintiffs base their claim mainly on a fuel leak that occurred in 1988 in a poliduct running from La Plata to Dock Sud that was operated by YPF’s predecessor. The leaked fuel became perceptible in November 2002, resulting in remediation that is now being performed by YPF in the affected area, supervised by the environmental authority of the province of Buenos Aires. YPF has also notified the Argentine government that it will implead the government when YPF answers the complaint in order to request that it indemnify YPF against any liability and hold YPF harmless in connection with this lawsuit, as provided by Law No. 24,145. The Argentine government, through an administrative decision, has denied any responsibility to indemnify YPF for this matter, and YPF has sued the Argentine government to obtain a judicial award declaring this administrative decision null and void. There are 28 other judicial claims that have been brought against YPF based on similar allegations, amounting to approximately Ps.4.2 million (€1 million).

Neuquén concession investment dispute. On November 22, 2007, YPF received a request for information on possible cases of underinvestment in relation to certain concessions in the Province of Neuquén issued through Note 172/07 of the Secretariat of Energy and Mining of the Province of Neuquén. YPF challenged Note No. 172/07 through administrative and judicial proceedings. By means of Resolution No. 178/08 such Secretariat recognized that the investments informed for years 2006-2007 amended the differences of the first period (which were declared as no material) and certified that YPF S.A. complied with its duties for the first period 2000-2005. YPF’s management considers this matter closed.

Concessions in the Province of Río Negro. On May 15, 2008, YPF was notified of Resolution 433/08 issued by the Ministry of Production, Hydrocarbon Department of the Rio Negro Province concerning compliance with certain obligations by exploitation concessionaires in the hydrocarbon bearing zones of Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all located in Rio Negro Province. This resolution asserts that YPF, among others, in its capacity as a concessionaire, are liable for failing to meet certain concession and environmental obligations. If found liable, YPF could be at risk of termination of these concession contracts. In light of the above, and consistent with provisions of the Hydrocarbons Law, YPF was requested to submit a response. Since the Hydrocarbons Law grants the concessionaire and/or licensee the right, prior to termination based upon contractual provisions, to cure a contractual breach within a certain period of time after receiving notice thereof, on May 29, 2008, YPF filed a request for nullification of Resolution 433/08 “MP”, since this resolution failed to grant YPF this right. Additionally, on June 13, 2008, YPF submitted a response denying the charges against YPF and on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF filed a writ requesting the production of certain evidence and the appointment of YPF´s technical expert. As of the issuance date of this annual report, YPF has argued certain aspects related to the production of evidence. On March 13, 2009, the Hydrocarbon Department postponed and suspended, for sixty and twenty labor days, respectively, the production of evidence.

United States of America

The following is a brief description of certain environmental and other liabilities related to YPF Holdings, Inc., a Delaware corporation.

In connection with the sale of Maxus Energy Corporation’s (“Maxus”) former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”), to a subsidiary of Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business and activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

As of December 31, 2008, YPF Holdings’ reserves for environmental and other contingencies, including litigation, totaled approximately €125 million. YPF Holdings management believes it has adequately reserved for all environmental and other contingencies that are probable and can be reasonably estimated based on information as of such time; however, many such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, and the issuance of orders by regulatory authorities, which could result in material additions to such reserves in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions, or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ reserves for the environmental and other contingencies described below are based solely on currently available information and as a result, YPF Holdings, Maxus, and Tierra may have to incur costs that may be material, in addition to the reserves already taken.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus’ obligations.

Newark, New Jersey, and Adjacent Water Bodies

Chemicals formerly operated an agricultural chemicals plant in Newark, New Jersey. This facility has been the subject of numerous claims of environmental contamination and other damages alleged to result from operations at the facility, at the plant site and surrounding property, including the adjacent water bodies, the Passaic River and Newark Bay. As a result of these claims, Occidental, as the successor to Chemicals, has entered into various agreements with the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection (the “DEP”), and third parties also alleged to have contributed contamination to the affected properties. These agreements include a 1990 consent decree related to the remedy for the plant facility, a 1994 agreement under which Tierra conducted studies on behalf of Occidental in the lower six miles of the Passaic River, a 2004 agreement under which Tierra is presently conducting studies in Newark Bay, and a 2007 agreement under which Tierra and over seventy other parties are presently conducting studies in the lower seventeen miles of the Passaic River.

In 2007, EPA released a draft Focused Feasibility Study (“FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action to extensive dredging and capping, and are described by EPA as involving proven technologies that could be carried out in the near term; costs range from near zero to approximately US$2.3 billion (€1.7 billion). Tierra, together with other parties involved in Passaic River issues, submitted comments on the FFS to EPA, which has elected to perform further investigation and states that a revised remedy proposal will be issued sometime in 2009. Tierra plans to respond to any revised proposal as may be appropriate at that time.

In June 2008, Occidental and Tierra entered an agreement with EPA, under which Tierra will undertake the removal of sediment from a portion of the Passaic River in the vicinity of the former Newark facility described above. This action will result in the removal of approximately 200,000 cubic yards of sediment, in two phases, and is expected to cost approximately US$80 million (€57.5 million), of which US$12 million (€8.6 million) has been paid into a trust account to fund the work. During the removal work, certain contaminants not produced at Chemicals’ former facility will also be removed; YPF Holdings may seek cost recovery from the parties responsible for such contaminants, but is unable at this time to predict the success of a cost recovery action.

In December 2005, the DEP and the New Jersey Spill Compensation Fund sued (the Passaic River/Newark Bay litigation) YPF Holdings, Tierra, Maxus and other affiliates, as well as Occidental, seeking damages in connection with the contamination allegedly emanating from the Newark facility and allegedly contaminating the Passaic River, Newark Bay, and other nearby water bodies and properties. The plaintiffs have represented in court that this litigation should not be preempted by the remedial studies and activities taking place under EPA oversight, as described above, because they are not seeking remediation, only damages. The defendants have made responsive pleadings, and in February 2009, third-party claims were filed against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility for the conditions of the allegedly affected properties.

As of December 31, 2008, YPF Holdings has reserved its best estimation with the available information in connection with the foregoing matters concerning Newark and surrounding water bodies. However, it is possible that other works, including interim remedial measures, may be ordered, or that additional claims may be brought. The resolution of these matters could result in YPF Holdings incurring material costs in addition to the amount currently reserved.

Hudson and Essex Counties, New Jersey

Until the 1970s, Chemicals operated a chromite ore processing facility in Kearny, New Jersey. Tierra, on behalf of Occidental, is conducting remedial work on this facility and surrounding properties where chromite ore processing residue (“COPR”) from the facility is believed to have become located, pursuant to an agreed consent order (ACO) with the DEP. Tierra is providing financial assurance in the amount of US$20 million (€14.4 million) in connection with such work.

In May 2005, the DEP issued a directive to Maxus, Occidental, and two other chromium manufacturers directing them to arrange for the cleanup of COPR at three sites in Jersey City, New Jersey, and for the conduct of a study by paying the DEP a total of US$19.5 million (€14 million). The DEP also filed a lawsuit (the Hudson County, New Jersey litigation) against the above parties seeking cleanup of COPR from various sites not addressed in the ACO described above, recovery of past costs, and treble damages. The parties have reached a tentative agreement to settle both matters, under which Tierra will pay US$5 million (€3.6 million) and will remediate three sites at an estimated cost of US$2.1 million (€1.5 million).

As of December 31, 2008, YPF Holdings has reserved its best estimation with the available information in connection with the foregoing matters. However, it is possible that additional factors, including a change of chromium cleanup standards presently under review in New Jersey, could result in YPF Holdings incurring material costs in addition to the amount currently reserved.

Other Former Plant Sites and Third Party Sites

Tierra and Maxus are participating, on behalf of Occidental, in environmental response and remediation activities at a variety of lesser sites, including Chemicals’ former Painesville, Ohio site at which remediation is nearing completion, some smaller manufacturing facilities which Chemicals once owned or had an interest in, and waste disposal sites where Chemicals and other parties are alleged to have contributed waste materials.

Dallas Occidental vs. Maxus Litigation

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas, seeking a declaration that under the agreement by which Maxus sold Chemicals to Occidental in 1986, Maxus and Tierra have an obligation to defend and indemnify Occidental from certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer. Tierra was dismissed as a party, but at trial in 2006, Maxus was found to be liable to indemnify Occidental for these claims; this decision was affirmed by the appellate courts, and Maxus will be required to reimburse Occidental for damages in connection with these claims. Maxus has reimbursed Occidental for the majority of these damages and has reserved for the remaining claims while resolving the final amounts with Occidental. Although this judgment does contain declaratory relief that Maxus must indemnify Occidental for certain types of future claims, YPF Holdings does not believe that these claims will be material to the financial condition of the Company.

YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on the Company’s financial condition. YPF Holdings has established reserves for legal contingencies where a loss is probable and can be reasonably estimated.

Ecuador

On June 9, 2008 the companies comprising the Block 16 consortium (among them Repsol YPF Ecuador S.A., the operator of the block) brought four claims before the ICSID against PetroEcuador in connection, inter alia, with controversies regarding the applicability of certain adjustments to the participation calculation. On August 20, 2008, a settlement agreement was reached and an “Acta de Compensación de Cuentas” was signed by PetroEcuador and Repsol YPF Ecuador S.A., whereby reciprocal outstanding credits and outstanding oil barrels debts for Block 16 and for Campo Unificado Bogi-Capirón were offset. By means of the execution of the “Acta de Compensación de Cuentas,” three of the four claims brought before the ICSID were settled.

The remaining claim, concerning Law 2006-42, relates to the application of the new minimum tax of 50% on extraordinary profits. Notwithstanding the international arbitration process and the injunction requests brought by Repsol YPF, Ecuador brought forward a coercive process, instigated by PetroEcuador, demanding payment in respect of extraordinary profits generated between April 2006 and March 2008 (in an amount of US$591 million (€424.7 million)), which were paid under protest. On March 12, 2009, following a negotiation process, a Disbursement Agreement (“Convenio de Desembolsos”) was executed in respect of extraordinary profits generated between April 2008 and December 2008. This Agreement was implemented without relinquishing the arbitration process and under the condition that, if such payments are reduced, voided or declared inadmissible by a decision of a court, arbitration tribunal or otherwise, or, alternatively, if Repsol YPF’s right to an indemnification is recognized, Repsol YPF will be able to cease disbursements of pending amounts under Law 2006-42. The signing of the Disbursement Agreement suspended the coercive process.

Pursuant to a resolution of the ICSID Arbitration Tribunal dated June 17, 2009, in effect through March 12, 2010, neither the Ecuadorian Government nor Petroecuador or any other public entity of the Republic of Ecuador, may, by itself or through its officers or employees, take any action against or in relation with the claimants which seeks to seize or garnish Repsol YPF’s assets, or which may result in suspending or materially affecting the activities of the claimants, unless they provide the claimants and the ICSID Arbitration Tribunal with a written notice of their intentions at least six business days in advance of taking such action.

Until March 2009, Repsol YPF had a 35% stake of Block 16, and since that date we have a 55%, directly and indirectly. See Item 2. “Information of Repsol YPF—Operations—Exploration, Development, Acquisitions and Production—Ecuador”.

Algeria

In 2004, Repsol YPF (60%) and Gas Natural SDG (40%) signed the integrated LNG project Gassi Touil awarded by the Algerian authorities. The project included exploration, production, liquefaction and LNG marketing in the Gassi Touil Rhourde Nous-Hamra area, located in the eastern part of Algeria. The natural gas liquefaction plant was to be constructed in Arzew.

In March 2006, Repsol YPF (48%), Gas Natural (32%) and the Algerian state oil and gas company Sonatrach (20%), as part of the integrated LNG project Gassi Touil, signed an agreement for the establishment of a joint venture, “El Andalus,” which was going to construct and operate the natural gas liquefaction plant in Arzew.

On August 13, 2007 Sonatrach rescinded the Gassi Touil project and decided to take exclusive control of the project. Repsol YPF and Gas Natural announced that they would challenge the validity of Sonatrach’s rescission and seek damages for wrongful termination of contract before an international arbitral body pursuant to the provisions of the Gassi Touil contract.

Sonatrach has initiated international arbitration proceedings, seeking validation of its decision to rescind the Gassi Touil Project agreement and claiming damages. Repsol YPF and Gas Natural counterclaimed, challenging the legality of Sonatrach’s unilateral actions and seeking damages. The arbitration tribunal has allowed Sonatrach to provisionally assign the Gassi Touil activities, while a final decision is pending. Sonatrach has requested compensation of approximately US$800 million, while Repsol YPF and Gas Natural have requested a compensation of approximately US$2,400 million (€1,724 million). In June 2009, the arbitration tribunal requested the parties to assess the economic consequences resulting from Sonatrach's rescission of the contract (which the arbitration tribunal considers to be justified according to its preliminary analysis), net of the profits obtained by Sonatrach as a result of continuing operating the Project by itself and investments made by Repsol YPF and Gas Natural. Repsol YPF believes that it has solid arguments to expect that the net effect of this arbitration proceeding will allow Repsol YPF to recover investments recorded in the Project.

Trinidad & Tobago

On September 1, 2008, BP America Production Company initiated arbitration proceedings against Repsol YPF under the UNCITRAL Rules in New York, in connection with Repsol YPF’s alleged obligation to share, since January 1, 2006, the extraordinary income derived from the shipping of LNG of Trains 2 and 3 to locations other than Spain, such as the United States, under the contract entered into between Repsol YPF and Atlantic 2/3 Company of Trinidad & Tobago.

6.3    Dividends Policy

See Item 8. “Additional Information—Dividends.”

7. Offering and Listing

7.1    Historical Trading Information

Repsol YPF’s shares are listed on the Spanish Stock Exchanges and quoted on the Automated Quotation System. Repsol YPF’s shares have also been quoted since November 30, 1999 on the Stock Exchange in Buenos Aires. The ADSs, each representing one share, are listed on The New York Stock Exchange. The Bank of New

York Mellon is Repsol YPF’s depositary issuing ADSs under the deposit agreement dated May 15, 1989, as amended in February 22, 1993 July 6, 1999 and July 11, 2008 among Repsol YPF, the Bank of New York Mellon, as depositary and the holders from time to time of ADSs. All per ADS and per share data presented below have been adjusted to reflect the three-for-one stock split of shares of Repsol YPF which occurred on April 19, 1999.

The table below sets forth, for the periods indicated, the reported high and low sales prices of ADSs on the New York Stock Exchange and, the reported quoted prices for the ordinary shares on the Automated Quotation System (principal Spanish trading system) and for the Buenos Aires Stock Exchange:

	U.S. dollars per ADS		euro per share		pesos per share
	High	Low	High	Low	High	Low
2004
First Quarter	21.74	19.12	17.06	15.38	64.00	57.25
Second Quarter	22.54	19.69	18.54	16.45	66.00	57.00
Third Quarter	22.58	19.92	18.25	16.40	66.50	60.00
Fourth Quarter	26.26	21.42	19.28	16.86	78.00	64.00
2005
First Quarter	28.50	24.25	21.48	18.52	83.30	72.50
Second Quarter	27.38	24.15	21.64	19.50	78.10	69.25
Third Quarter	33.98	25.21	28.81	21.06	97.50	71.15
Fourth Quarter	32.60	28.38	27.35	23.60	94.00	84.50
2006
First Quarter	31.78	26.53	26.35	21.76	97.80	81.50
Second Quarter	30.26	25.29	24.50	20.00	91.40	78.00
Third Quarter	30.00	26.96	24.03	21.37	92.00	83.00
Fourth Quarter	37.00	29.27	28.55	22.96	111.50	92.00
2007
First Quarter	35.07	30.33	26.85	22.90	106.00	92.70
Second Quarter	39.22	32.65	29.35	24.12	120.30	100.70
Third Quarter	41.33	33.45	30.59	23.71	128.80	106.00
Fourth Quarter	40.06	34.36	27.69	23.83	126.00	110.00
2008
First Quarter	39.97	27.86	25.44	18.27	115.50	90.50
Second Quarter	44.85	34.46	27.91	21.68	141.50	112.00
Third Quarter	39.43	25.98	25.20	18.19	125.00	80.00
Fourth Quarter	30.01	16.04	21.12	12.56	94.95	57.00
2009
First Quarter	22.34	14.19	16.50	11.24	77.00	51.00
Second Quarter (through June 25, 2009)	24.07	17.09	16.90	12.77	93.00	66.50

	U.S. dollars per ADS		euro per share		pesos per share
	High	Low	High	Low	High	Low
2008
December	21.87	17.50	15.50	13.78	75.00	60.00
2009
January	22.34	17.20	16.50	13.34	77.00	66.70
February	19.46	15.04	15.00	11.81	67.60	51.00
March	18.24	14.19	13.45	11.24	69.00	53.50
April	19.47	16.91	14.69	12.77	73.00	66.50
May	22.69	18.87	16.08	14.50	86.00	73.00
June (through June 25, 2009)	24.07	21.13	16.90	15.27	93.00	84.00

7.2    Nature of the Trading Market

At December 31, 2008, there were 141 companies listed and traded on the Spanish Stock Exchange Interconnection System (SIBE). The market capitalization of all companies listed on the Madrid Stock Exchange as of December 31, 2008 was €784,941 billion, and reported trading volume of companies for 2008 was €1,243,168 billion.

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

Static price range: The static price range is a fluctuation band established around the static price of a security, fixing the maximum allowed price variation with respect to each security on any trading day. The static price for each security is settled daily during the pre-opening session from 8:30 a.m. to 9:00 a.m. The fluctuation band is peculiar to each security and in the case of Repsol YPF, the maximum allowed variation with respect to the static price is currently 8%. If there are offers or bids outside of this fluctuation band, trading of the security is temporarily halted, and a “volatility auction” takes place to settle a new static price for the day. The fluctuation band established around the static price applies not only to open market trades, but also to the pre-opening session, the volatility auction and the closing auction.

Dynamic price range: The dynamic price range is a fluctuation band established around the dynamic price of a security, fixing the maximum allowed price variation allowed between subsequent trade orders. The dynamic price, which is determined continuously during the day, corresponds to the most recent price at which a security has been traded. In the case of Repsol YPF, the maximum allowed variation with respect of the dynamic price is currently 4%. This fluctuation band detects significant price movements between two subsequent trades. If there are offers or bids outside the fluctuation band, trading of the security is halted for five minutes and a “volatility auction” takes place in order to settle a new static price. The fluctuation band fixed around the dynamic price applies only to open market trading and closing auction operations, and is not applicable to bids and offers made during the pre-opening session and the volatility auction.

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

7.3	Spanish Securities Market Regulation

The Spanish Securities Market Act (Law 24/1988), as amended, regulates the Spanish primary and secondary securities markets by establishing principles for their organization and operation, rules governing the activities of persons and institutions operating in such markets and a system for their supervision. Among other things, Law 24/1988 and the implementing regulation:

•	set forth a framework for the issuance and trading of securities, tender offers, takeover bids and insider trading;

•	establish the disclosure obligations of issuers, particularly the obligation to file annual audited financial statements and to publish quarterly financial information; and

•

set forth the rules of conduct for all market participants (including with respect to conflicts of interest, use of confidential and inside information and related party transactions; reporting requirements of price-sensitive information; and rules seeking to prevent manipulative and fraudulent practices in the market) and the market abuse infringements regime.

The Comisión Nacional del Mercado de Valores (the “CNMV”), which was created by Law 24/1988, is responsible for the surveillance and supervision of the securities markets in Spain. Among its duties, the CNMV:

•	seeks to ensure the transparency of markets, the correct formation of prices in them and the protection of investors, by encouraging the publication of price-sensitive information;

•	oversees the development of primary markets;

•	is responsible for the admission of securities to official stock-exchange listing and their suspension of and exclusion from trading;

•	oversees compliance with the rules of conduct set forth for all market participants;

•	advises the Government on securities market related issues; and

•	oversees compliance with all applicable legal obligations, and has legal authority to impose penalties.

Law 24/1988 has been subject to numerous amendments, many of which incorporate EU Directives into the Spanish legal system, which seek to establish a general regulatory framework for financial and securities markets in the European Union. These amendments include, among others:

•

Royal Decree Law 5/2005 and Royal Decree 1310/2005, which implemented the Directive 2003/71/EC of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading in a regulated market;

•	Royal Decree 1333/2005, which implemented Directive 2003/6/EC of the European Parliament and of the Council relating to insider dealing and market manipulation practices (market abuse);

•

Law 6/2007, which partially implemented Directive 2004/25/EC of the European Parliament and of the Council on takeover bids, and Directive 2004/109/EC of the European Parliament and of the Council on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market; and

•

Law 47/2007, which implemented Directive 2004/39/EC of the European Parliament and of the Council on Markets in Financial Instruments (MiFID), which seeks to establish a general regulatory framework for financial markets in the European Union. The amendments introduced by Law 47/2007 are aimed at: (i) increasing the number of investment services that may be provided by investment firms; (ii) reinforcing measures which seek to protect investors; (iii) establishing new organizational requirements for investment firms; and (iv) reinforcing the supervisory powers of the CNMV and establishing cooperation mechanisms among the relevant supervisory authorities within the European Union.

7.4	Trading by Subsidiaries/Affiliates

In general terms, the Spanish Joint Stock Companies Act prohibits the purchase by Repsol YPF and its affiliates of ordinary shares of Repsol YPF in the secondary market except if the following conditions are met: (i) such a purchase of ordinary shares must be authorized by the General Meeting of Repsol YPF; (ii) the ordinary shares so purchased are without economic or voting rights while held by Repsol YPF and without voting rights while held by its affiliates; and (iii) the total number of ordinary shares held by Repsol YPF and its affiliates does not exceed 5% of the total capital of Repsol YPF. Effective as of July 4, 2009, this percentage will be increased, by virtue of Law 3/2009, of April 3, from 5% to 10% in the case of listed companies (such as Repsol YPF) and from 10% to 20% in the case of unlisted companies.

If an acquisition or series of acquisitions of ordinary shares of Repsol YPF exceeds, or causes Repsol YPF’s and its affiliates holdings to exceed, 1% of Repsol YPF’s voting shares, Repsol YPF must notify its final holding of treasury stock to the CNMV. If such threshold is reached as a result of a series of acquisitions, such reporting obligation will only arise after the closing of the acquisition which, taken together with all acquisitions made since the last of any such notifications, causes Repsol YPF’s and its affiliates holdings to exceed, 1% of Repsol YPF’s voting shares. Sales and other dispositions of Repsol YPF’s treasury stock will not be deducted in the calculation of such threshold.

7.5	Internal Code of Conduct for the Repsol YPF Group in respect of the Stock Markets

Since 1993, Repsol YPF has had in place an internal code of conduct in which the principles and regulation of behavior in stock market trading are established.

The Code of Conduct regulates the holding and investment in shares of Repsol YPF by Directors of Repsol YPF, S.A., as well as certain members of management and employees. Additionally, the Code of Conduct also regulates inside trading, stock manipulation and conflicts of interest, which apply to all Directors and employees of Repsol YPF. The current Code of Conduct was approved by the Board of Directors of Repsol YPF at a meeting held on July 11, 2003 and incorporates the precepts of the Spanish Securities Market Act, as well as best practices in the area. The goal of the Code of Conduct is to contribute to the development of transparency and proper functioning of the stock markets and the protection of investors’ interests. The current Code of Conduct has also been adapted to comply with applicable standard market practices in Argentina and New York.

This Code of Conduct has been deposited with the CNMV and is also available on the Repsol YPF website www.repsol.com (which does not form part of this annual report).

The Code of Conduct has been amended in 2004 (expanding its contents on matters relative to the regulation of portfolio management, periods in which securities trading is prohibited, the development of policies on treasury stock and more detailed regulation of conflicts of interest), in 2005 (adjusting its scope of application and the responsibilities of the management bodies in charge of the execution and control of the Code, to the new organizational structure of the Group) and in 2008 (adjusting its scope of application adapting it to current legislation; and incorporating technical improvements and best practices in these matters, including a black out period of 15 days prior to the publication of annual, semiannual or quarter results).

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

For a detailed description of Repsol YPF’s corporate purpose please see Item 2. “Information on Repsol YPF—Repsol YPF—Overview.” Repsol YPF’s corporate purpose is established in Article 2 of its Bylaws, available at the offices of Repsol YPF and on www.repsol.com (which does not form part of this annual report) and filed as an Exhibit to this annual report.

8.1.2	Description of Shares of Repsol YPF

As of the date of this annual report, the issued capital of Repsol YPF is €1,220,863,463 divided into a single series of 1,220,863,463 shares in book-entry form, with a nominal value of €1.00 per share.

On February 24, 1999, the Board of Directors of Repsol YPF approved the redenomination of Repsol YPF’s capital stock in euro.

The shares are in book-entry form and indivisible. Co-owners of one share must designate a single person to exercise their shareholders’ rights, but they are jointly and severally liable to Repsol YPF for all the obligations flowing from their status as shareholders. The Sociedad de Sistemas (Iberclear) maintains a registry reflecting the number of shares held by each of its member entities (“entidad participante”) as well as the amount of these shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of these shares. Transfers of shares quoted on the Spanish Stock Exchanges must be made through or with the participation of a member of a Spanish Stock Exchange that is an authorized stockbroker by book entry or delivery of evidence of title to the buyer. See Item 7. “Offering and Listing—Nature of the Trading Market—Clearance and Settlement System.”

8.1.3	Dividend and Liquidation Rights

Payment of the interim dividend may be approved by the Board of Directors without shareholder approval provided that sufficient liquidity exists for purposes of the distribution (the amount to be distributed may not exceed the net income obtained since the close of the prior fiscal period, less losses from prior periods, amounts to be applied to reserves as required by applicable law or by the Bylaws and the estimate of income tax to be paid on such net income). Payment of the total dividend is proposed by the Board of Directors and must be authorized by the General Meeting. Holders of shares participate in such dividends for each year from the date agreed by a General Meeting. According to Spanish law and Repsol YPF’s Bylaws, dividends may only be paid out of profits or distributable reserves if the value of Repsol YPF’s net worth is not, and as a result of distribution would not be, less than its capital stock. Profits allocated to Repsol YPF’s capital stock may not be distributed, directly or indirectly. The right to a dividend lapses and reverts to Repsol YPF if it is not claimed within five years after it becomes due.

Taxation of dividends is described in “—Taxation.”

Under the deposit agreement with The Bank of New York Mellon as depositary under which the ADSs are issued, dividends in connection with shares represented by the ADSs being offered will be received by the depositary.

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

The valid adoption of resolutions of the Board of Directors requires that the majority of the current directors be present or represented at a meeting, unless the meeting has not been duly convened, in which case all directors must be present to establish a quorum.

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

A) Acquisition of shares

Spanish law requires any person or group, which as a result of an acquisition or transfer of shares, reaches, increases its ownership above or decreases its ownership below 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90% of the capital stock of a company listed on a Spanish Stock Exchange, to report such acquisition or transfer to (i) the company whose securities are being acquired and (ii) the CNMV.

The notification requirements on the acquisition or transfer of shares also apply to any person or legal entity that, independently of the ownership of the shares, may acquire, transmit or exercise the voting rights granted by those shares, provided that the proportion of voting rights reaches, increases above or decreases below, the percentages set forth by Spanish law in certain circumstances established by Royal Decree 1362/2007.

The ownership thresholds that trigger these reporting obligations are reduced to 1% and any multiple of 1% for purchasers residing in designated tax havens or jurisdictions where such ownership is not taxable or where no effective mechanisms exist for the exchange of tax information, pursuant to current regulation. Furthermore, any person or group must similarly report any acquisition or transfer, regardless of size, of equity securities of a company listed on a Spanish Stock Exchange if such person or group is a member of the Board of Directors of such company.

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

B) Acquisition of own shares

If an acquisition or series of acquisitions of ordinary shares of Repsol YPF exceeds, or causes Repsol YPF’s and its affiliates holdings to exceed, 1% of Repsol YPF’s voting shares, Repsol YPF must notify its final holding of treasury stock to the CNMV. If such threshold is reached as a result of a series of acquisitions, such reporting obligation will only arise after the closing of the acquisition which, taken together with all acquisitions made since the last of any such notifications, causes Repsol YPF’s and its affiliates holdings to exceed, 1% of Repsol YPF’s voting shares. Sales and other dispositions of Repsol YPF’s treasury stock will not be deducted in the calculation of such threshold. This requirement also applies if the stock is acquired by a majority-owned subsidiary of Repsol YPF.

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

Law 55/1999 establishes that shareholdings of at least 3% of the capital stock of energy companies such as Repsol YPF by government entities or other entities that are majority owned or controlled by government entities must be notified to the Administration (“golden energy share”). With respect to this provision, the ruling of the Court of Justice of the European Communities of February 14, 2008 determined that Spain had not fulfilled the obligations incumbent upon it pursuant to article 56 of the European Community Treaty, because it has retained measures such as the “golden energy share,” which limit the voting rights of shares held by public entities in Spanish companies operating in the energy industry. See Item 2. “Information on Repsol YPF—Regulation of the Petroleum Industry—Spain.”

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

Law 3/2009, of April 3, on structural modifications of commercial companies, which shall be in effect as of July 4, 2009, has introduced changes to the rules contained in the Joint Stock Companies Act on pre-emptive rights to subscribe convertible bonds and in connection with capital increases, seeking to conform such rules to the ruling of the Court of Justice of the European Communities of December 18, 2008. Said ruling established that Spain was in lack of compliance with Article 29 of the Second Council Directive 77/91/EEC on the formation of joint stock companies and the maintenance and alteration of their capital. The main changes introduced by this law are as follows:

•	In case of capital increases with non-monetary contributions, pre-emptive rights of shareholders are eliminated;

•	Pre-emptive rights of holders of convertible debentures are eliminated in instances of capital increases as well as the issuance of convertible debentures; and

•	The possibility of eliminating these rights (totally or partially) in the issuance of new convertible debentures is explicitly recognized.

8.1.8	Shareholder Suits

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

In accordance with the regulations for collective investment institutions, their managing companies are obligated to exercise all of the political rights pertaining to the assets of the funds that they manage, especially the attendance and voting rights in General Meetings, whenever the issuer is a Spanish company, the fund has held interests in the issuer for more than 12 months and the interest held represents at least 1% of the share capital of the issuer.

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

Only holders of shares registered at least five days prior to the day on which a General Meeting is scheduled, in the manner provided in the notice for such meeting, may attend and vote at such meeting. Subject to the above, The Bank of New York Mellon or its nominee will be entitled to vote for the Repsol YPF shares represented by the ADSs. The deposit agreement provides that The Bank of New York Mellon or its nominee will accept voting instructions from ADS holders and execute such instructions as permitted by law and by the terms governing the shares.

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

However, a resolution in the General Meeting seeking to modify the Bylaws of Repsol YPF, change its share capital or corporate purpose, issue bonds, merge, dissolve, spin-off assets, eliminate or limit pre-emptive rights, transform its legal form and, once Law 3/2009 is in force, carry out a global assignment of assets and liabilities or move the company’s incorporation to a foreign country, requires on the first call the presence in person or by proxy of shareholders representing at least 50% of the voting capital of Repsol YPF, and on a second call the presence in person or by proxy of shareholders representing at least 25% of the voting capital. If on this second call the shareholders represent less than 50% of the voting capital, such resolutions may only be passed upon the vote of shareholders representing two-thirds of the capital present or represented at such meeting.

In order to modify article 27 of the Bylaws, a special resolution approved by at least 75% of the shares entitled to vote present at the General Meeting is required. The same percentage vote is required to modify such supermajority requirement. See Item 5. “Major Shareholders and Related Party Transactions—Major Shareholders of Repsol YPF.”

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

Repsol YPF has its own website, www.repsol.com (which does not form part of this annual report), the content of which has been adapted to comply with the provisions of the aforementioned regulations.

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

In January 2009, Repsol YPF paid an interim gross dividend of €0.525 per share with respect to fiscal year 2008. The Annual General Meeting approved in May 2009, a total gross dividend for 2008 of €1.050 per share, representing a 5% increase with respect to the previous year’s total dividend. The final dividend of €0.525 per share will be payable in July 2009.

The following table sets forth the interim, final and total dividends paid per share in respect of each year indicated and translated into U.S. dollars per ADS. Unless otherwise indicated, U.S. dollar amounts shown are calculated based on the Noon Buying Rates for the euro in effect on the respective payment dates.

Year ended December 31,	Interim	Final	Total	Interim		Final		Total
	(euro per share)			(dollars per ADS)
2004	0.25	0.25	0.50	0.34		0.30		0.64
2005	0.30	0.30	0.60	0.36		0.38		0.75
2006	0.36	0.36	0.72	0.46		0.49		0.95
2007	0.50	0.50	1.00	0.74		0.78		1.52
2008	0.525	0.525	1.05	0.69	(1)	0.73	(2)	1.42

(1)	Interim dividend converted at an exchange rate of US$1.3094 = €1.000, which was the noon buying rate on January 15, 2009.

(2)	Final dividend converted at an exchange rate of US$1.3998 = €1.000, which was the noon buying rate on June 19, 2009.

Dividends payable by Repsol YPF to non-residents of Spain are subject to a Spanish withholding tax at the rate of 18%.

8.3    Taxation

The following is a discussion of the material Spanish and U.S. federal income tax consequences of purchasing, owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold or dispose of such securities. The discussion applies only if you hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers or traders in securities who use a mark-to-market method of accounting;

•

persons holding ordinary shares or ADSs as part of a hedge, straddle, integrated transaction or conversion transaction or persons entering into a constructive sale with respect to ordinary shares or ADSs;

•	U.S. persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding ordinary shares or ADSs that own or are deemed to own 10% or more of our voting stock;

•	persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

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

As used herein, the term “United States Resident” means a United States Holder who is a resident of the United States eligible to claim the benefits of the Convention between the United States and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income together with a related Protocol (the “Treaty”).

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for purposes of the Treaty and for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

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

Capital gains realized by non-residents of Spain who are entitled to the benefit of an applicable treaty will, generally, not be taxed in Spain (since most tax treaties provide for taxation only in the taxpayer’s country of residence). Under the Treaty, capital gains realized by United States Holders arising from the disposition of shares or ADSs will not be taxed in Spain. United States Holders will be required to establish that they are entitled to this exemption by providing to the relevant Spanish tax authorities an Internal Revenue Service certificate of fiscal residence in the United States, together with the corresponding Spanish tax form.

Spanish Wealth Tax. With effect as of January 1, 2008, this tax has been “de facto” abolished, as a 100% reduction has been established.

Spanish Inheritance and Gift Taxes. Transfers of Repsol YPF shares or ADSs upon death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987), if the transferee is a resident of Spain for tax purposes, or if Repsol YPF shares or ADSs are located in Spain, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may take the position that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 7.65% and 34% for individuals.

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

This discussion assumes that Repsol YPF is not, and will not become, a passive foreign investment company, as described below. This discussion is further limited to the United States federal income tax consequences to United States Residents.

Taxation of Distributions. Distributions paid on ADSs or ordinary shares, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, other than certain pro rata distributions of common shares, will be treated as dividends. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to United States Residents as dividends. The amount of a dividend will include any amounts withheld by Repsol YPF or its paying agent in respect of Spanish taxes. Under current law, dividends received in taxable years beginning prior to January 1, 2011 by certain non-corporate United States Residents may be subject to U.S. federal income tax at lower rates (up to a maximum rate of 15%) than other types of ordinary income. United States Residents should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Dividends paid in euros will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your or, in the case of ADSs, the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is converted into U.S. dollars after the date of its receipt. This will be treated as ordinary income and will not be eligible for the 15% maximum tax rate referenced above.

Subject to applicable limitations that may vary depending upon your circumstances, Spanish income taxes withheld from cash dividends on ordinary shares or ADSs will be creditable against your U.S. federal income tax liability at a rate not exceeding the rate provided by the Treaty, subject to applicable limitations that may vary depending upon your circumstances. Instead of claiming a credit, you may, at your election, deduct such Spanish taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The rules governing foreign tax credits are complex, and U.S. Residents should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

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

Passive Foreign Investment Company Rules. We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2008 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including, among others, less than 25 percent owned equity investments) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held ordinary shares or ADSs, certain adverse consequences could apply to you.

In general, if we were treated as a PFIC for any taxable year, gain recognized by you on the sale or other disposition of ordinary shares or ADSs would be allocated ratably over your holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a

PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of ordinary shares or ADSs to the extent it exceeds 125% of the average of the annual distributions on such securities received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation in the same manner as gain described immediately above. Certain elections (including a mark-to-market election) may be available to you that may help ameliorate the adverse consequences resulting from PFIC status.

Information Reporting and Backup Withholding. Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless you establish that you are a corporation or other exempt recipient. Such payments may also be exempt from backup withholding if you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

In addition to U.S. federal income tax, United States Residents may be subject to U.S. state and local taxes with respect to ordinary shares or ADSs. United States Residents are advised to consult their own tax advisors with regard to the application of federal income tax law to their particular situations, as well as any tax consequences arising under the laws of any state or local jurisdiction.

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

In addition, certain codes of conduct and other internal regulations, as well as certain corporate governance regulations applicable to and recommendations made for Spanish-listed companies are available on the Repsol YPF website www.repsol.com (which does not form part of this annual report).

8.5	Material Contracts

8.5.1	Agreement with La Caixa for the joint control of Gas Natural

On January 11, 2000 Repsol YPF and La Caixa signed an agreement with respect to Gas Natural that was amended on May 16, 2002, on December 16, 2002 and June 20, 2003.

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

On December 21, 2007, Repsol YPF entered into a memorandum of understanding (the “MOU”) with Petersen Energía pursuant to which (i) Repsol YPF would sell to Petersen Energía, and Petersen Energía agreed to purchase from Repsol YPF, shares of YPF representing 14.9% of YPF’s capital stock for US$2.235 billion (the “Transaction”) pursuant to a share purchase agreement and (ii) simultaneous with execution of the share purchase agreement to be entered into by the parties, Repsol YPF would grant to a company of the Petersen Group an option to purchase (the “Option”) from Repsol YPF up to an additional 10.1% of YPF’s outstanding capital stock within four years after the consummation of the Transaction.

Repsol YPF has agreed that Petersen Energía shall have a role in the Board of Directors and management of YPF. The composition of YPF’s Board of Directors is governed essentially by the principle of proportional representation of Repsol YPF’s and Petersen Energía’s interests in YPF’s capital stock, with Repsol YPF retaining the right to appoint the majority of members of YPF’s Board of Directors for so long as it holds the majority of YPF’s capital stock. Repsol YPF and Petersen Energía have agreed that Mr. Antonio Brufau will remain YPF’s Chairman of the Board of Directors, Mr. Sebastián Eskenazi will serve as YPF’s Executive Vice Chairman and Chief Executive Officer, Mr. Antonio Gomís, a representative designated by Repsol YPF, will serve as YPF’s Chief Operating Officer and Mr. Enrique Eskenazi will serve as YPF’s Vice Chairman. In addition, the shareholders’ agreement entered into by Repsol YPF and Petersen Energía grants Petersen Energía customary protections for minority shareholders, which include a requirement that certain decisions of YPF’s shareholders and Board of Directors require consensus of both Repsol YPF and Petersen Energía.

In addition, Repsol YPF and Petersen Energía have agreed that Repsol YPF may engage in a public stock offering of approximately 20% of YPF’s outstanding capital stock.

On February 21, 2008, Repsol YPF and Petersen Energía signed the share purchase agreement, share purchase and sale option agreements and shareholders’ agreement described above, thereby executing the sale of

58,603,606 Class D shares, in the form of ADSs, of YPF, representing 14.9% of YPF’s capital stock. The sale amount was US$2.235 billion and Petersen Energía borrowed US$1.015 billion from Repsol YPF pursuant to the terms of a subordinated secured credit agreement. On May 20, 2008, Petersen Energía Inversora S.A. exercised an option to purchase shares representing 0.1% of YPF’s capital stock (393,313 Class D shares, in the form of ADSs) for a consideration of approximately US$13.5 million. The related share purchase agreement was executed on November 12, 2008. As required by YPF’s bylaws for shareholders who reach 15% or more of YPF’s share capital, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of US$49.45 per share or ADS. Repsol YPF, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. The offer period commenced on September 11, 2008 and expired on October 20, 2008. A total of 1,816,879 shares (including YPF Class D shares and ADSs), representing approximately 0.462% of YPF’s total shares outstanding, were tendered.

9. Quantitative and Qualitative Disclosure About Market Risk

As used throughout this Item 9, “Libor” refers, unless otherwise indicated, to the three-month London Interbank Offered Rate, “Euribor” refers, unless otherwise indicated, to the three-month Euro Interbank Offered Rate, “6m Libor” refers to the six-month Libor Interbank Offered Rate and “6m Euribor” refers to the six-month Euro Interbank Offered Rate. As used throughout this Item 9, “bp” refers to basis points, which equal one-hundredth of a percent (1/100 of 1%).

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

The Group’s operations are exposed to several types of market risk, which subjects the Group to potential losses due to adverse movements in market variables as described below:

•

Exchange rate risk: Our results of operations are exposed to changes in exchange rates in those countries where the Group operates. In order to mitigate the foreign exchange risk in the results, the Group uses exchange derivatives in those currencies with a liquid market and reasonable transaction costs.

The market value of the assets and financial investments denominated in U.S. dollars is also exposed to changes in exchange rates. The Group raises financing mainly in euros and U.S. dollars, either directly or through the use of exchange rate derivatives. See Item 3. “Operating and Financial Review and Prospects— Factors Affecting Repsol YPF’s Consolidated Results of Operations—Critical Accounting Policies.”

At December 31, 2008, approximately 74% of Repsol YPF’s consolidated net debt including preference shares was denominated in foreign currencies, mainly in U.S. dollars, either directly or through foreign exchange forward contracts.

•

Commodities price risk: Our results of operations are exposed to volatility in the prices of crude oil, natural gas and oil products. The Repsol YPF Group occasionally contracts financial derivatives with the aim of decreasing exposure to these commodities price risks. These derivatives offer an economic hedge of the results, even though these are not always designated as hedging instruments for accounting purposes.

•

Interest rate risk: The fair value of financial debt and the net interest income and expense of the Repsol YPF Group may be affected due to fluctuations in interest rates. The Group occasionally contracts interest rate derivatives to decrease the risk of fluctuations in finance costs or the fair value of our debt instruments. These derivatives are in general designated for accounting purposes as hedging instruments (see Note 5 to the Consolidated Financial Statements).

As of December 31, 2008, we had total consolidated financial debt including preference shares of €11,483 million outstanding, of which €5,648 million was the principal amount of fixed interest rate instruments, the fair value of which fluctuates with variations in interest rates.

The following tables classify our fixed rate debt obligations by currency and average interest rate as of December 31, 2008 and 2007.

	Expected Maturity Date
At December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value(1)
	(millions of euro equivalent)(2)
Debt fixed rate
U.S. Dollars	115	1,188	2	—	—	1,592	2,897	2,671
Average Interest Rate	8.09	6.01	9.03	—	—	4.91
Euro	3	165	3	3	1,001	22	1,198	1,178
Average Interest Rate	4.3	5.92	4.28	4.28	4.99	3.14
Other currencies	—	—	—	32	—	—	32	32
Average Interest Rate	—	—	—	11.2	—	—
Preferred shares fixed rate
U.S. Dollars	—	—	—	—	—	521	521	425
Average Interest Rate	—	—	—	—	—	7.45
Euro	—	—	—	—	—	1,000	1,000	1,034
Average Interest Rate	—	—	—	—	—	3.94

(1)	Fair Value does not include cross currency swaps.

(2)	In millions of euro equivalent at the relevant exchange rate on December 31, 2008.

	Expected Maturity Date
At December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value(1)
	(millions of euro equivalent)(2)
Debt fixed rate
U.S. Dollars	56	90	1,187	2	18	1,600	2,953	2,965
Average Interest Rate	6.82	8.63	6.01	9.03	6.48	4.62
Euro	3	3	165	3	3	1,024	1,201	1,215
Average Interest Rate	4.29	4.29	5.81	4.29	4.29	1.95
Other currencies	58	—	—	—	—	15	73	73
Average Interest Rate	11.3	—	—	—	—	11.56
Preferred shares fixed rate
U.S. Dollars	—	—	—	—	—	493	493	478
Average Interest Rate	—	—	—	—	—	7.45

(1)	Fair Value does not include cross currency swaps.

(2)	In millions of euro equivalent at the relevant exchange rate on December 31, 2007.

Hedge Accounting for Derivatives Transactions

The Repsol YPF Group enters into derivatives transactions to hedge the following situations:

a)	Fair value hedges of assets and liabilities;

b)	Cash flow hedges; and

c)	Hedges of net investments in foreign operations.

In addition, the Repsol YPF Group entered into other transactions with derivative instruments in 2008 and 2007 that do not qualify as accounting hedges; none of such instruments, individually or in the aggregate, exposed the Repsol YPF Group to material market risks (including with respect to exchange rate risk, interest rate risk and commodity price risk) as of December 31, 2008 or 2007.

Amounts recorded on our December 31, 2008 and 2007 consolidated balance sheets relating to derivative instruments that hedge market risk (commodity price, exchange rate or interest rate risk) and the accounting hedge type to which they are assigned (i.e., fair value hedges, cash flow hedges or hedges of net investments in foreign operations) are set forth in the two tables below. The tables that follow the next two tables provide additional details regarding the derivative instruments.

At December 31, 2008
Classification	Non-Current Assets	Current Assets	Non-Current Liabilities	Current Liabilities	Fair Value
	(millions of euro)
1. Hedge derivative instruments	131	149	(285)	(15)	(20)
1.1 Fair value:	65	8	—	(5)	68
—commodities prices	—	—	—	—	—
—exchange rate	—	8	—	(2)	6
—interest rate	64	—	—	—	64
—exchange and interest rate	1	—	—	(3)	(2)
1.2 Cash flow	—	14	(155)	(6)	(147)
—commodities prices	—	5	—	(1)	4
—exchange rate	—	5	—	(5)	—
—interest rate	—	4	(155)	—	(151)
1.3 Net Investment	66	127	(130)	(4)	59
2. Other derivative instruments	15	108	(34)	(54)	35

TOTAL	146	257	(319)	(69)	15

At December 31, 2007
Classification	Non-Current Assets	Current Assets	Non-Current Liabilities	Current Liabilities	Fair Value
	(millions of euro)
1. Hedge derivative instruments	700	52	(11)	(24)	717
1.1 Fair value:	9	51	—	—	60
—commodities prices	—	49	—	—	49
—exchange rate	—	—	—	—	—
—interest rate	9	—	—	—	9
—exchange and interest rate	—	2	—	—	2
1.2 Cash flow	14	1	(11)	(10)	(6)
—commodities prices	1	1	—	(7)	(5)
—exchange rate	—	—	—	(3)	(3)
—interest rate	13	—	(11)	—	2
1.3 Net Investment	677	—	—	(14)	663
2. Other derivative instruments	—	5	(170)	(12)	(177)

TOTAL	700	57	(181)	(36)	540

1. Fair value hedges of assets and liabilities

Fair value hedges of assets and liabilities are hedges of the exposure to changes in the fair value of an asset or a liability that are recognized for accounting purposes, an unrecognized firm commitment or an identified portion of the aforementioned asset, liability or firm commitment that can be attributed to a particular risk and might affect net income for the relevant period. Our most significant transactions with financial derivatives in force as of December 31, 2008 and 2007 were as follows:

Swaps on crude oil prices

Since 1996, YPF has entered into three forward oil sale agreements, which we refer to as the FOS transactions in this annual report. These agreements were entered into in order to obtain cash to fund operations in advance of the actual sale and delivery of oil. Under these transactions, YPF was advanced US$381 million in 1996, US$300 million in 1998 and US$383 million in 2001, against future deliveries of oil. YPF’s obligations under the FOS transactions were recorded as liabilities in the consolidated balance sheet, and were taken to income as the physical deliveries were made over the term of the contracts. As of December 31, 2008, the obligations under the respective contracts have been fully complied with and there remain no further obligations to deliver crude oil under such agreements.

On March 8, 2004, the Argentine tax authorities formally communicated to YPF their view that the FOS transactions should have been treated as financial transactions carried out in Argentina and, as such, should have been subject to the relevant tax withholdings. YPF has presented its defense rejecting the claim and arguing its position and it has appealed such resolution in the National Fiscal Court. However, in order to reduce interest charges YPF would suffer if the final resolution was unfavorable, subsequent to March 31, 2009, YPF has enrolled in the regime provided in the Law No. 26,476 with respect to disputed taxes. This regime waives fines, significantly reduces interest, and allows the payment of taxes under dispute in 120 low-interest installments.

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

At December 31, 2008 and 2007, the fair value of these purchase and sale transactions of interest rate options was €64 million and €9 million, respectively, which was recorded as an asset in our consolidated balance sheet as of the respective date.

Cross-currency interest rate swaps

At December 31, 2008 and 2007, Repsol YPF, through its stake in Gas Natural, has transactions of cross-currency interest rate swaps to cover the fair value of financial transactions denominated in currencies other than the euro. The following tables set forth the details of these transactions at December 31, 2008 and 2007:

	Maturity							Fair Value
At December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total
	(millions of euro)
Floating to fixed
Contract amount /notional (BRL)	1	1	1	1	—	—	4	1
Average rate payable (BRL)	CDI + 4.97%	101.90% CDI 129% CDI	101.90% CDI 129% CDI	101.90% CDI	—	—
Average rate receivable (US$)	US$ + 8.30%	LIBOR a.t + 0.60% a.a US$ + 10.59% a.a	LIBOR a.t + 0.60% a.a US$ + 10.59% a.a	LIBOR a.t + 0.60% a.a	—	—
Floating to fixed
Contract amount /notional (BRL)	5	—	—	—	—	—	5	(3)
Average rate payable (BRL)	101.90% CDI 113.04% CDI	—	—	—	—	—
Average rate receivable (US$)	LIBOR a.t + 0.60% a.a US$ + 7.66% a.a	—	—	—	—	—

	Maturity							Fair Value
At December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total
	(millions of euro)
Floating to Fixed
Contract amount/notional (MXN)	308	—	—	—	—	—	308	2
Average rate payable (€)	8%	—	—	—	—	—
Average rate receivable (€)	Euribor + 20.5bp	—	—	—	—	—

Foreign exchange rate transactions

i.	Forward Contracts

At December 31, 2008, Repsol YPF, through its stake in Gas Natural, had arranged forward cash flow hedging transactions to hedge its exposure to foreign exchange risk. The detail of these contracts is as follows:

	Maturity							Fair Value(1)
December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total
	(millions of euro)
US$/€(2)
Contract amount (US$)	136	—	—	—	—	—	136	6
Average exchange rate	1.4359	—	—	—	—	—
MAD/€(2)
Contract amount (US$)	2	—	—	—	—	—	2	—
Contract average exchange rate	8.13	—	—	—	—	—

(1)	In millions of euro equivalent.

(2)	Repsol YPF buys the first currency mentioned and sells the second.

2. Cash flow hedges

Cash flow hedges are hedges of the exposure to variability in cash flows that: (i) is attributed to a particular risk associated with a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecasted transaction; and (ii) could affect recorded net income or loss. The details of the most significant transactions in force as of December 31, 2008 and 2007 are as follows:

Raw material price hedging transactions

As of December 31, 2008, Repsol YPF, through its stake in Gas Natural, had traded some hedging instruments on the prices of natural gas and electricity for a net nominal amount denominated in euro amounting to €27 million, which had a positive net fair value of €4 million.

As of December 31, 2007, Repsol YPF, through its stake in Gas Natural, had traded certain hedging instruments on the prices of natural gas and electricity: (i) US$-denominated swaps for a net nominal amount of US$27 million, which had a negative net fair value of €2 million, and (ii) EURO-denominated swaps for a net nominal amount of €45 million, which had a negative net fair value of €3 million.

Interest rate transactions

i.	Interest rate swaps

At December 31, 2008 and 2007, the Repsol YPF Group held the following interest rate swaps as hedges:

	Maturity							Fair Value
December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total
	(millions of euro)
Floating to Fixed
Contract amount/notional (€)	—	—	—	750	—	—	750	(34)
Average rate payable	—	—	—	4.23%	—	—
Average rate receivable	—	—	—	Euribor 3m	—	—
Contract amount/notional (MXN)	10	—	—	—	—	—	10	—
Average rate payable	TIIE 28 days	—	—	—	—	—
Average rate receivable	TIIE 28 days	—	—	—	—	—
Contract amount/notional (US$)	—	—	—	—	—	397	397	(85)
Average rate payable	—	—	—	—	—	5.27%
Average rate receivable	—	—	—	—	—	Libor 3m
Contract amount/notional (US$)	371	371	186	1	2	2	931	(3)
Average rate payable	3.15%	3.24%	3. 66%	3. 77%	3.07%	3.74%
Average rate receivable	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m
Contract amount/notional (€)	62	—	—	—	—	—	62	—
Average rate payable	3.67%	—	—	—	—	—
Average rate receivable	Euribor 3m	—	—	—	—	—
Contract amount/notional (€)	—	62	609	62	—	—	733	(25)
Average rate payable	—	3.77%	3.82%	3.77%	—	—
Average rate receivable	—	Euribor 1m	Euribor 1m	Euribor 1m	—	—
Contract amount/notional (ARS)	—	1.94	—	—	—	—	1.94	—
Average rate payable	—	17.25%	—	—	—	—
Average rate receivable	—	Badlar	—	—	—	—

	Maturity							Fair Value
December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total
	(millions of euro)
Floating to Fixed
Contract amount/notional (€)	0.30847	—	1	185	2	5	194	7
Average rate payable	3.32%	3.32%	3.32%	3.40%	3.07%	3.25%
Average rate receivable	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m
Contract amount/notional (MXN)	308.47	—	—	—	—	—	308	—
Average rate payable	9.99%	—	—	—	—	—
Average rate receivable	TIIE 28 days	—	—	—	—	—
Contract amount/notional (US$)	4	4	16	4	4	23	55	(4)
Average rate payable	6.38%	6.38%	6.38%	6.38%	6.38%	6.38%
Average rate receivable	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m
Contract amount/notional (US$)	—	—	—	—	—	397	397	(8)
Average rate payable	—	—	—	—	—	5.27%
Average rate receivable	—	—	—	—	—	Libor 3m
Contract amount/notional (€)	—	—	—	—	750	—	750	5
Average rate payable	—	—	—	—	4.23%	—
Average rate receivable	—	—	—	—	Euribor 3m	—
Contract amount/notional (€)	—	62	—	—	—	—	62	1
Average rate payable	—	3.67%	—	—	—	—
Average rate receivable	—	Euribor 3m	—	—	—	—
Contract amount/notional (ARS)	35	—	—	—	—	—	35	—
Average rate payable	11.40%	—	—	—	—	—
Average rate receivable	CER	—	—	—	—	—

ii.	Interest rate options

At December 31, 2008 and 2007, Repsol YPF, through its investment in Gas Natural, had entered into interest rate options as follows:

	Maturity							Fair Value
December 31, 2008	2008	2009	2010	2011	2012	Thereafter	Total
	(millions of euro)
1.) Collar
Contract amount/notional(€)	5.17	1.93	1.19	3.97	0.77	1.60	14.63	—
Cap call option
Average rate payable	5.32%	5.20%	5.64%	5.38%	5.60%	5.55%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor
Floor put option
Average rate payable	3.54%	3.30%	3.62%	4.01%	3.54%	3.44%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor

2.) Forward option starting
Contract amount/notional(BRL)	1.28	—	—	—	—	—	1.28	—
Cap call option
Average rate payable	14.30%	—	—	—	—	—
Average rate receivable	100%CDI	—	—	—	—	—

	Maturity							Fair Value
December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total
	(millions of euro)
1.) Collar
Contract amount/notional	1.54	4.63	1.54	0.93	1.85	3.08	13.57	—
Cap call option
Average rate payable	5.01%	5.18%	4.72%	4.93%	4.68%	5.01%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor
Floor put option
Average rate payable	3.11%	3.41%	2.81%	2.85%	2.63%	2.91%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor

2.) Barrier Collar
Contract amount/notional	0.31	—	—	—	0.93	—	1.24	—
Cap call option
Average rate payable	4.74%	—	—	—	4.74%	—
Average rate receivable	Euribor	—	—	—	Euribor	—
Floor put option
Average rate payable	4.74%	—	—	—	4.74%	—
Average rate receivable	Euribor	—	—	—	Euribor	—

iii.	Cross-currency interest rate swaps

At December 31, 2008 and 2007, Repsol YPF, through its stake in Gas Natural, had arranged cross-currency IRS transactions. The detail of these hedging transactions is as follows:

	Maturity
December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(millions of euro)
Floating to Fixed
Contract amount (US$)	13	—	—	—	—	—	13	2
Average rate payable (ARS)	14.30%	—	—	—	—	—
Average rate receivable (US$)	Libor 6m	—	—	—	—	—

Floating to Fixed
Contract amount (US$)	3	12	2	3	3	14	37	(6)
Average rate payable (ARS)	6.38%	—	—	—	—	—
Average rate receivable (US$)	Libor 3m	—	—	—	—	—

	Maturity
December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(millions of euro)
Floating to Fixed
Contract amount (US$)	—	18	—	—	—	—	18	—
Average rate payable (ARS)	—	14.30%	—	—	—	—
Average rate receivable (ARS)	—	Libor 6m	—	—	—	—

Foreign exchange rate transactions

i.	Forward contracts

At December 31, 2008 and 2007, Repsol YPF, through its investments in Bahía de Bizkaia Electricidad, S.L. and Gas Natural, had entered into forward cash flow hedging transactions to hedge its exposure to foreign exchange risk as follows:

	Maturity							Fair Value(1)
December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total
	(millions of euro)
US$/€(2)
Contract amount (US$)	165	2	2	2	2	4	177	(5)
Contract average exchange rate	1.3883	1.2783	1.2869	1.2967	1.3082	1.3272

US$/€(2)
Contract amount (US$)	37	3	—	—	—	—	40	—
Contract average exchange rate	1.3823	1.3752	—	—	—	—

JPY/€(2)
Contract amount (JPY)	21	—	—	—	—	—	21	5
Contract average exchange rate	156.45	—	—	—	—	—

(1)	In millions of euro equivalent.

(2)	Repsol YPF buys the first-currency mentioned and sells the second currency.

	Maturity							Fair Value(1)
December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total
	(millions of euro)
US$/€(2)
Contract amount (US$)	199	3	3	3	3	8	219	(3)
Contract average exchange rate	1.48	1.27	1.28	1.29	1.30	1.32

(1)	In millions of euro equivalent.

(2)	Repsol YPF buys the first-currency mentioned and sells the second currency.

3. Hedges of net investment in foreign operations

Hedges of net investment in foreign operations are hedges of the foreign currency exposure relating to the Group’s interest in the net assets of its foreign operations.

Repsol YPF arranges forward foreign currency purchase and sale contracts as part of its overall strategy to manage its exposure to foreign exchange risk on investments.

The following tables provide additional detail regarding the most significant financial derivatives transactions in force at December 31, 2008 and 2007:

a) Forward contracts

The nominal value, maturity and fair value of the forward contracts we recognized as liabilities on our consolidated balance sheets at December 31, 2008 and 2007 were as follows:

	Maturity							Fair Value(1)
December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total
	(millions of euro)
€/US$(2)
Contract amount (€)	1,678	—	—	—	—	—	1,678	124
Contract average exchange rate	1.2846	—	—	—	—	—

(1)	In millions of euro equivalent.

(2)	Repsol YPF buys the first-currency mentioned and sells the second currency.

	Maturity							Fair Value(1)
December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total
	(millions of euro)
€/US$(2)
Contract amount (€)	179	—	—	—	—	—	179	(14)
Contract average exchange rate	1.59	—	—	—	—	—

(1)	In millions of euro equivalent.

(2)	Repsol YPF buys the first-currency mentioned and sells the second currency.

b) Cross-currency interest rate swaps

The nominal value, maturity and fair value of these financial instruments, at December 31, 2008 and 2007, were as follows:

	Maturity							Fair Value
December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total
	(millions of euro)
Floating to Fixed
Contract amount/notional (€)	—	342	—	750	700	658	2,450	(195)
Average rate payable (US$)	—	3.02%	—	4.97%	5.25%	4.95%
Average rate receivable (€)	—	4.42%	—	4.22%	4.41%	4.41%

In addition to the financial instruments detailed in the preceding table, the Group has contracted cross-currency interest rate swaps in the amount of €300 million, maturing in 2010, which were discontinued as hedging instruments on February 21, 2008. At the time they were discontinued, their fair values were €130 million, and have been recorded as assets on the consolidated balance sheet as net investment coverage financial derivatives.

	Maturity							Fair Value
December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total
	(millions of euro)
Floating to Fixed
Contract amount/notional (€)	—	—	1,175	—	750	2,200	4,125	677
Average rate payable (US$)	—	—	7.16%	—	4.97%	5.26%
Average rate receivable (€)	—	—	6.00%	—	4.22%	4.52%

4. Other derivatives transactions

Repsol YPF has also entered into certain derivatives to manage its exposure to interest rate risk, foreign exchange risk and price risk that do not qualify for hedge accounting. The following paragraphs and tables provide additional detail regarding the most significant of these transactions in 2007 and 2008:

i) Interest rate swap

During 2007, two interest rate swaps for an amount of €674 million designated as cash flows hedging instruments concerning the issuance of preference shares has been discontinued due to lack of efficiency. The fair value of those instruments at December 31, 2007 was €170 million, and was recorded as a liability. These financial swaps were paid in 2008 and the result of the payment was an expense of €0.2 million.

The recorded accumulated loss under the heading “Adjustments for changes in value” in our balance sheet at December 31, 2008 and 2007 amounted to €43 million and €47 million, respectively, and are depreciated along the life of the preference shares these instruments were hedging. The related expense in each of 2008 and 2007 were €4 million.

Additionally, the Group had contracted the following interest rate swaps interest rate swaps to cover interest rate risk that do not qualify as accounting hedges as of December 31, 2008:

	Maturity							Fair Value
December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total
	(millions of euro)
Floating to Fixed
Contract amount/notional (€)	—	300	—	—	—	—	300	(18)
Average rate payable (US$)	—	6.00%	—	—	—	—
Average rate receivable (€)	—	Euribor 3m + 0.51%	—	—	—	—

ii) Cross currency interest rate swaps

In 2008, mixed swap operations totaling €2,175 million used as net investment hedging have been discontinued, relating to which, operations amounting to €1,875 million were cancelled throughout the year.

The table below shows currency and interest rate financial swaps corresponding to discontinued hedges which have not been cancelled in 2008 and which are held as speculative derivatives not considered to qualify as accounting hedges:

	Maturity							Fair Value
December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total
	(millions of euro)
Floating to Fixed
Contract amount/notional (€)	—	300	—	—	—	—	300	121
Average rate payable (US$)	—	6.94%	—	—	—	—
Average rate receivable (€)	—	6.00%	—	—	—	—

The market value of these financial instruments at the date the coverage was discontinued was €130 million. The variation in the fair value of these instruments from the date on which coverage was discontinued to December 31, 2008 (€9 million) has been recorded as a liability for derivative instruments not considered to qualify as an accounting hedge.

iii) Other forward contracts

Repsol YPF has entered into other forward contracts as part of its overall strategy to manage its exposure to foreign exchange risk. The nominal value, maturity and fair value of these financial instruments recognized as assets on our consolidated balance sheets at December 31, 2008 and 2007 were as follows:

	Maturity							Fair value(1)
December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total
	(millions of euro)
€/US$(2)
Contract amount (€)	2,106	—	—	—	—	—	2,106	48
Contract average exchange rate	1.3585	—	—	—	—	—

US$/€(2)
Contract amount (US$)	1,275	—	—	—	—	—	1,079	(27)
Contract average exchange rate	1.3618	—	—	—	—	—

CLP/US$(2)
Contract amount (CLP)	47	—	—	—	—	—	47	—
Contract average exchange rate	643.49	—	—	—	—	—

US$/PEN(2)
Contract amount (US$)	18	—	—	—	—	—	18	—
Contract average exchange rate	3.12	—	—	—	—	—

	Maturity							Fair value (1)
December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total
	(millions of euro)
€/US$(2)
Contract amount (€)	625	—	—	—	—	—	625	2
Contract average exchange rate	1.47	—	—	—	—	—

US$/€(2)
Contract amount (US$)	213	—	—	—	—	—	213	(3)
Contract average exchange rate	1.44	—	—	—	—	—

€/BRL(2)
Contract amount (BRL)	11	—	—	—	—	—	11	—
Contract average exchange rate	3.00	—	—	—	—	—

(1)	In millions of euro equivalent.

(2)	Repsol YPF buys the first-currency mentioned and sells the second currency.

iv) Equity Swaps

Gas Natural has signed equity swap contracts with UBS Limited, ING Belgium and Société Générale on a total of 85,886,762 Unión Fenosa, S.A. shares (representing 9.4% of its capital stock) as the underlying securities, which may be settled in cash or through the delivery of such shares. Each agreement establishes a price ceiling (from 17.13 to 17.57 euros per share). Fair value recorded in the consolidated balance sheet for those operations at December 31, 2008 was €11 million.

Futures contracts on commodities

The risk associated with future physical crude oil and other oil product purchase or sale transactions is hedged through the arrangement of derivative instruments, principally futures and swaps.

At December 31, 2008 and 2007, the open positions were as follows:

At December 31, 2008	Thousands of barrels	Average contract price	Maturity							Fair Value(1)
			2009	2010	2011	2012	2013	Thereafter	Total
		(US$ per barrel)	(thousands of US$)
Purchase contracts
WTI	523	48	25,191	—	—	—	—	—	25,191	(1)
NYMEX HHO	42	55	2,298	—	—	—	—	—	2,298	—
IPE GO	113	557	62,799	—	—	—	—	—	62,799	(6)
RBOB	35	39	1,355	—	—	—	—	—	1,355	—

Sale contracts
WTI	1,707	49	83,341	—	—	—	—	—	83,341	—
IPE GO	138	521	72,045	—	—	—	—	—	72,045	—
IPE BRENT	834	44	37,082	—	—	—	—	—	37,082	(2)
NYMEX HHO	570	75	42,045	—	—	—	—	—	42,045	6

Swaps(2)
WTI	2,600	57	329,492	—	—	—	—	—	329,492	15
Brent	11,211	41	497,855	—	—	—	—	—	497,855	(4)
JET	63	503	31,657	—	—	—	—	—	31,657	12
HHO	295	115	33,877	—	—	—	—	—	33,877	—
GO (*)	49	131	6,467	—	—	—	—	—	6,467	—
Propane (*)	50	361	7,230	—	—	—	—	—	7,230	—
Fuel Oil (*)	50	228	11,269	—	—	—	—	—	11,269	—
Naphtha (*)	6	262	1,573	—	—	—	—	—	1,573	—

At December 31, 2007	Thousands of barrels	Average contract price	Maturity							Fair Value(1)
			2008	2009	2010	2011	2012	Thereafter	Total
		(US$ per barrel)	(thousands of US$)
Purchase contracts
WTI	422	96	40,453	—	—	—	—	—	40,453	2
NYMEX HHO	37	111	4,117	—	—	—	—	—	4,117	—
IPE GO	32	839	26,436	—	—	—	—	—	26,436	—
RBOB	186	105	19,458	—	—	—	—	—	19,458	1

Sale contracts
WTI	441	105	46,459	—	—	—	—	—	46,459	(2)
IPE GO	47	837	39,353	—	—	—	—	—	39,353	(1)
RBOB	258	105	26,990	—	—	—	—	—	26,990	(1)

Swaps(2)
WTI	3,605	91	329,492	—	—	—	—	—	329,492	(10)
Brent	5,695	84	497,855	—	—	—	—	—	497,855	4

At December 31, 2007	Thousands of tonnes	Average contract price	Maturity							Fair Value(1)
			2008	2009	2010	2011	2012	Thereafter	Total
		(US$ per tonne)	(thousands of US$)
Swaps(2)
Short term:
GO	6	856	5,051	—	—	—	—	—	5,051	—
Propane	8	857	6,852	—	—	—	—	—	6,852	—
Premium Unleaded	3	813	2,439	—	—	—	—	—	2,439	—
Fuel Oil	112	322	—	7,253	7,253	7,253	7,253	7,253	36,267	—
Naphtha	79	704	55,646	—	—	—	—	—	55,646	2

(1)	In millions of euro.

(2)	Repsol YPF settles these operations by the net amount between the fixed price and the market price.

(*)	In US$ per metric ton.

In addition, we have entered into certain commodity purchase/sale contracts which are required to be valued pursuant to IAS 39, as described in section 4.22 of Note 4 of Repsol YPF’s Consolidated Financial Statements. The market value of such contracts was €7 million as of December 31, 2008.

PART II

10. Defaults, Dividend Arrearages and Delinquencies

None.

11. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

12. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2008, Repsol YPF, under the supervision and with the participation of Repsol YPF’s management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, Repsol YPF’s Chief Executive Officer and Chief Financial Officer concluded that Repsol YPF’s disclosure controls and procedures were effective at the reasonable assurance level to ensure that information relating to Repsol YPF, required to be disclosed in the reports that it files under the Securities Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to the management, including principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Scope of Management’s Report on Internal Control Over Financial Reporting

Management has not evaluated or tested the internal controls of the entities accounted for via proportionate consolidation as described and listed in Note 26 to the Consolidated Financial Statements (collectively, the “Excluded Entities”).

The Excluded Entities accounted for via proportionate consolidation represent 13.4% and 17.3% of consolidated net assets and consolidated total assets, respectively, as of December 31, 2008 and 36.3% of the consolidated net income for the year ended December 31, 2008. Management has been unable to assess the effectiveness of internal controls at the Excluded Entities because Repsol YPF does not have the ability to dictate or modify the controls of the Excluded Entities and does not have the ability, in practice, to assess those controls. Accordingly, management’s evaluation of Repsol YPF’s internal control over financial reporting did not include an evaluation of the internal controls of any of the Excluded Entities, and management’s conclusion regarding the effectiveness of Repsol YPF’s internal control over financial reporting does not extend to the internal controls of any of the Excluded Entities.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of Repsol YPF is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act). Repsol YPF’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as well as with IFRS as approved by the European Union as of December 31, 2008 and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Repsol YPF;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, in accordance with IFRS as issued by the IASB as well as with IFRS as approved by the European Union as of December 31, 2008, and that our receipts and expenditures are being made only in accordance with authorizations of Repsol YPF’s management and directors; and

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

Under the supervision and with the participation of Repsol YPF’s management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2008, our internal control over financial reporting was effective based on those criteria. Certain matters relating to the scope of management’s evaluation are described above. See “Scope of Management’s Report on Internal Control over Financial Reporting” above.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report included on page F-3.

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

	Fees
	2008	2007
	(thousands of euro)
Services Rendered
Audit Fees	7,604	7,229
Audit-Related Fees(1)	771	875
Tax Fees(2)	4	40
All Other Fees(3)	32	118

Total	8,411	8,262

(1)	This category principally includes fees related to attest services rendered to subsidiaries of the Repsol YPF Group that are not required by statute or regulation, agreed-upon procedures reports, consultation concerning financial accounting and reporting standards and due diligence services.

(2)	Includes mainly fees billed for tax compliance and tax planning services, assistance with tax audits and appeals and tax advice.

(3)	In 2008, relates to assistance services rendered regarding the migration of accounting records to new accounting systems. In 2007, includes mainly assistance services rendered regarding the pricing model in GLP’s market in Spain.

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

13D. Exemptions from the Listing Standards for Audit Committees

None.

13E. Purchases for Equity Securities by the Issuer and Affiliated Purchasers

The general shareholders’ meeting held on May 14, 2008 authorized the Board of Directors to purchase ordinary shares of Repsol YPF in the secondary market for a period of 18 months. A maximum of 5% of Repsol YPF’s ordinary shares could be purchased directly or through controlled companies for a price between the nominal value and the stock market price of the shares. This authorization superseded the authorization approved by the general shareholders’ meeting of May 9, 2007, which contained similar terms to those of the present authorization.

In 2008, Repsol YPF acquired an aggregate of 12,924,428 ordinary shares representing 1.06% of Repsol YPF’s capital stock for €261.73 million. Repsol YPF sold an aggregate of 695,000 ordinary shares during 2008, for €17.50 million.

The following table provides certain information relating to Repsol YPF’s acquisition of its ordinary shares in 2008 (all pursuant to the general shareholders’ meeting authorization of May 9, 2007 and May 14, 2008 and made in open-market transactions).

2008	Total number of Shares (or Units) Purchased	Average Price Paid Per Share (in euro)	Total number of Shares (or Units) Purchased as part of publicly announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased Under the Plans or Programs
January 1—January 31(1)	5,489,112	23.1483	—	—
February 1—February 28	—	—	—	—
March 1—March 31	—	—	—	—
April 1—April 30	—	—	—	—
May 1—May 31	—	—	—	—
June 1—June 30	—	—	—	—
July 1—July 31	—	—	—	—
August 1—August 31	2,257,294	20.4072	—	—
September 1—September 30	905,000	20.4206	—	—
October 1—October 31	4,273,022	16.4103	—	—
November 1—November 30	—	—	—	—
December 1—December 31	—	—	—	—

(1)	Repsol YPF sold an aggregate of 695,000 ordinary shares at a weighted average price of €25.12 per share.

At December 31, 2008, Repsol YPF owned 12,229,428 of its ordinary shares.

13F. Unresolved Staff Comments

On August 28 and November 5, 2008 we received written comments from the Staff of the SEC relating to our 2007 Annual Report on Form 20-F. As of the date of filing of this annual report Staff comments regarding our inclusion in our reported estimated proved reserves of certain barrels of oil equivalent relating to payments we are required to make to foreign governments in certain countries remain unresolved. Repsol YPF believes that its reserves reporting complies with FAS 69 and is working with the Staff to resolve these comments.

PART III

14. Financial Statements

The Consolidated Financial Statements as of and for the years ended December 31, 2008, 2007 and 2006, attached to this annual report have been audited by Deloitte, S.L., independent registered public accountants, as indicated in its report with respect to those Consolidated Financial Statements. The consolidated financial statements of Gas Natural and its group companies as of and for the years ended December 31, 2008, 2007 and 2006 have been audited by PricewaterhouseCoopers Auditores, S.L., independent registered public accounting firm. These consolidated financial statements are not separately attached; however, to the extent they have been included in the Consolidated Financial Statements of Repsol YPF, they have been included in reliance on the report of such auditors.

15. Exhibits

(a) Index to Financial Statements:

(b) Index to Exhibits:

1.1	Bylaws (“Estatutos”) of Repsol YPF, S.A., as amended (Spanish Version)*

1.2	Bylaws (“Estatutos”) of Repsol YPF, S.A., as amended (English Version)*

2.1	Indenture among Repsol International Finance B.V., Repsol S.A. and The Chase Manhattan Bank, N.A., as Trustee, dated as of May 15, 1995**

2.2	Trust Deed dated May 5, 2000 among Repsol International Finance B.V., Repsol, S.A. and Citicorp Trustee Company Limited relating to the €1,000,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance B.V. and guaranteed by Repsol, S.A.***

2.3	Supplemental Trust Deed dated June 21, 2001 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €175,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance, B.V. and guaranteed by Repsol YPF, S.A.****

2.4	Pricing Supplement dated July 18, 2003 relating to the €1,000,000,000 5% Fix Rate Bonds due 2013 issued by Repsol Intentional Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Program guaranteed by Repsol YPF, S.A.******

2.5	Pricing Supplement dated October 7, 2004 relating to the €1,000,000,000 4.625% Guaranteed Notes due 2014 issued by Repsol International Finance, B.V. under the €5,000,000,000 Euro Medium Term Note Program guaranteed by Repsol YPF, S.A.*******

2.6	Final Terms February 15, 2007 relating to the €750,000,000 in aggregate principal amount of Floating Rate notes due 2012 and €500,000,000 in aggregate principal amount of 4.75% Floating Rate notes due 2017 under the Guaranteed Euro Medium Term Note Programme guaranteed by Repsol YPF********

4.1	Agreement between Repsol YPF and La Caixa, dated January 11, 2000*****

4.2	Novation Agreement between Repsol YPF and La Caixa, dated May 16, 2002*****

4.3	Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated December 16, 2002*****

4.4	Second Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated June 20, 2003*****

4.5	Memorandum of Understanding, dated as of December 21, 2007, between Repsol YPF and Petersen Energía, S.A.**********

4.6	Share Purchase Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L. and Petersen Energía, S.A. *********

4.7	Shareholders’ Agreement dated as of February 21, 2008 by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L. and Petersen Energía, S.A.*********

4.8	First Option Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey*********

4.9	Second Option Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey*********

8.1	List of significant subsidiaries

10.1	Consent of DeGolyer and MacNaughton

10.2	Consent of Netherland, Sewell & Associates, Inc.

10.3	Consent of Ryder Scott Company, L.P.

10.4	Consent of Gaffney, Cline & Associates

11.1	Code of ethics*******

11.2	Code of ethics (English Translation)*******

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

13.1	Section 906 Certification

*	Incorporated by reference to Repsol YPF’s 2007 Annual Report on Form 20-F.
**	Incorporated by reference to Repsol YPF’s Registration Statement No. 33-84828.
***	Incorporated by reference to Repsol YPF’s 1999 Annual Report on Form 20-F.
****	Incorporated by reference to Repsol YPF’s 2001 Annual Report on Form 20-F.
*****	Incorporated by reference to Repsol YPF’s 2002 Annual Report on Form 20-F.
******	Incorporated by reference to Repsol YPF’s 2003 Annual Report on Form 20-F.
*******	Incorporated by reference to Repsol YPF’s 2005 Annual Report on Form 20-F.
********	Incorporated by reference to Repsol YPF’s 2006 Annual Report on Form 20-F.
*********	Incorporated by reference to Repsol YPF’s Schedule 13D/A of February 21, 2008.
**********	Incorporated by reference to Repsol YPF’s Form 6-K furnished on December 21, 2007.

16. Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Repsol YPF, S.A.

By:	/s/ Fernando Ramírez Mazarredo
Name: Fernando Ramírez Mazarredo
Title: Chief Financial Officer

Date: June 29, 2009

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE

REPSOL YPF GROUP (CONSOLIDATED GROUP)

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2008 AND 2007

AND CONSOLIDATED STATEMENTS OF INCOME, RECOGNISED

INCOME AND EXPENSES AND

CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2008, 2007 AND 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Repsol YPF, S.A.:

We have audited the accompanying consolidated balance sheets of Repsol YPF, S.A. (the “Parent”) and subsidiaries composing the Repsol YPF Group (the “Group” – Note 3) as of December 31, 2008 and 2007, and the related consolidated statements of income, recognised income and expenses, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries, in which the Group had an ownership interest of 30.85% as of December 31, 2008 and 2007, which financial statements reflect total assets constituting 11.7% and 10%, respectively, of the Group’s consolidated total assets as of December 31, 2008 and 2007, and net income constituting 12%, 10.26% and 10.09% of the consolidated net income for the years ended December 31, 2008, 2007 and 2006, respectively. The consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Gas Natural SDG, S.A. and subsidiaries, is based solely on the report of such other auditors.

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

In our opinion, based on our audits and on the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Repsol YPF, S.A. and subsidiaries composing the Repsol YPF Group as of December 31, 2008 and 2007, and the results of their operations, recognized income and expenses and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Standards as adopted by the European Union (EU-IFRS).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 29, 2009 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ Deloitte, S.L.

Madrid-Spain

June 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Repsol YPF, S.A.:

We have audited the internal control over financial reporting of Repsol YPF, S.A. (the Parent) and subsidiaries (the Group) as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at subsidiaries consolidated by the proportional integration method as described in Note 26, because the Group does not have the ability to dictate or modify the controls at these entities and does not have the ability to assess, in practice, the controls at the entities. These entities represent 13.4 percent and 17.3 percent of net and total assets, respectively, and 36.3 percent of net income of the consolidated financial statements of the Group as of and for the year ended December 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at these entities. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, Repsol YPF, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2008 of Repsol YPF, S.A. and subsidiaries and our report dated June 29, 2009 expressed an unqualified opinion on those financial statements based on our audit and the report of the other auditors.

/s/ Deloitte, S.L.

Madrid-Spain

June 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Gas Natural SDG, S.A.

We have audited the consolidated annual accounts of Gas Natural SDG, S.A. (parent company) and subsidiaries (the Group), consisting of the consolidated balance sheets at December 31, 2008 and 2007, the consolidated income statements, the consolidated statement of income and expense recognized, the consolidated cash flow statements and the related notes to the consolidated annual accounts for each of the three years in the period ended December 31, 2008 (not presented separately herein), the preparation of which is the responsibility of the Directors of Gas Natural SDG, S.A. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts as a whole, based on our audits.

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

In our opinion, the consolidated annual accounts present fairly, in all material respects, the financial position of Gas Natural SDG, S.A. and its subsidiaries as at December 31, 2008 and 2007 and the consolidated results of their operations, the changes in consolidated incomes and expenses recognized and consolidated cash flows for the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards adopted by the European Union (IFRS-EU) and International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

As mentioned in Note 36 to the consolidated annual accounts as at December 31, 2008, Gas Natural SDG, S.A. concludes that the differences between IFRS-EU and IFRS-IASB have no impact in the consolidated annual accounts as at December 31, 2008 and 2007. This note (not presented separately herein) was prepared at the request of Gas Natural’s shareholder Repsol YPF, S.A. for the purposes of its annual report on Form 20-F for the year ended December 31, 2008.

/s/    PricewaterhouseCoopers Auditores, S.L.

February 9, 2009, except for Note 36, as to which the date is June 25, 2009.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS

At 31 December 2008 and 2007

	Note	Millions of Euros
		31/12/2008	31/12/2007
ASSETS
Intangible assets:		4,079	4,326
a) Goodwill	8	2,851	3,308
b) Other Intangible assets	9	1,228	1,018
Tangible assets	10	25,737	23,676
Investment property	11	31	34
Investments accounted for using the equity method	13	525	537
Non-current financial assets	15	2,466	1,650
Deferred tax assets	25	1,463	1,020
Other non-current assets		276	298

NON-CURRENT ASSETS		34,577	31,541
Non-current assets available for sale	14	1,251	80
Inventories	16	3,584	4,675
Trade and other receivables		6,632	8,017
a) Sales and services customers	15	4,209	5,767
b) Other receivables	15	2,180	1,993
c) Income tax assets		243	257
Other current financial assets	15	494	266
Cash and cash equivalents	15	2,891	2,585

CURRENT ASSETS		14,852	15,623

TOTAL ASSETS		49,429	47,164

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS—Continued

At 31 December 2008 and 2007

	Note	Millions of Euros
		31/12/2008	31/12/2007
LIABILITIES AND NET EQUITY

NET EQUITY

Share capital		1,221	1,221
Share premium		6,428	6,428
Reserves		247	247
Treasury shares		(241)	4
Retained earnings		11,427	9,459
Results attributable to the shareholders of the parent company		2,711	3,188
Dividends		(634)	(610)

EQUITY	17	21,159	19,937

Financial assets available for sale		(7)	47
Hedge transactions		(150)	(50)
Translation differences		(902)	(1,423)

ADJUSTMENTS FOR CHANGE IN VALUE	17	(1,059)	(1,426)

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT COMPANY	17	20,100	18,511
MINORITY INTERESTS	17	1,170	651

TOTAL NET EQUITY		21,270	19,162

Subsidies	22	108	109
Non-current provisions for contingencies and expenses	20-21	2,710	2,565
Non-current Financial Liabilities	19	10,315	10,065
a) Debts with credit institutions and other obligations or other negotiable securities		10,001	9,883
b) Other financial liabilities		314	182
Deferred tax liabilities	25	2,554	2,473
Other non-current liabilities	22-23	1,451	1,435

NON-CURRENT LIABILITIES		17,138	16,647
Liabilities linked to non-current assets available for sale	14	601	—
Current provisions	20-21	437	286
Current Financial Liabilities:	19	1,788	1,501
a) Debts with credit institutions and other obligations or other negotiable securities		1,742	1,483
b) Other financial liabilities		46	18
Trade debts and other accounts payable:		8,195	9,568
a) Trade suppliers	24	2,878	4,491
b) Other creditors	24	5,027	4,347
c) Income tax liabilities		290	730

CURRENT LIABILITIES		11,021	11,355

TOTAL LIABILITIES AND NET EQUITY		49,429	47,164

The accompanying Notes 1 to 42 are an integral part of these consolidated balance sheets.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED INCOME STATEMENTS

For the years ended 31 December 2008, 2007 and 2006

	Note	Millions of Euros
		31/12/2008	31/12/2007	31/12/2006
Sales		57,740	52,098	51,355
Services rendered and other income		1,892	1,767	1,737
Changes in inventories of finished goods and work in progress inventories		(274)	387	236
Income from reversal of impairment losses and gains on disposal of non-current assets		183	844	351
Allocation of subsidies on nonfinancial assets and other subsidies		18	13	16
Other operating income		1,416	814	1,385

OPERATING REVENUE	27	60,975	55,923	55,080

Materials used		(40,861)	(36,294)	(35,117)
Personnel expenses		(2,016)	(1,855)	(1,674)
Other operating expenses		(9,789)	(8,580)	(8,804)
Depreciation and amortisation of non-current assets		(3,091)	(3,141)	(3,094)
Impairment losses recognized and losses on disposal of non-current assets		(135)	(245)	(480)

OPERATING COSTS	27	(55,892)	(50,115)	(49,169)

OPERATING INCOME	27	5,083	5,808	5,911

Financial income		294	216	222
Financial expenses		(859)	(774)	(879)
Changes in the fair value of financial instruments		(19)	68	—
Net exchange differences		212	266	175

FINANCIAL RESULT	28	(372)	(224)	(482)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		4,711	5,584	5,429
Income Tax	25	(1,940)	(2,338)	(2,220)

Share of results of companies accounted for using the equity method	13	66	109	139

CONSOLIDATED NET INCOME FOR THE YEAR		2,837	3,355	3,348
Net income attributable to minority interests	17	(126)	(167)	(224)

NET INCOME ATTRIBUTABLE TO THE PARENT		2,711	3,188	3,124

NET INCOME PER SHARE(1)		Value (euros)	Value (euros)	Value (euros)
Basic		2.23	2.61	2.56
Diluted		2.23	2.61	2.56

(1)	The net income per share has been calculated taking into account the average number of shares outstanding while also considering the Treasury shares held by the company (see notes 17.1 and 17.4).

The accompanying Notes 1 to 42 are an integral part of these consolidated income statements.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSES

For the years ended 31 December 2008, 2007 and 2006

	Millions of Euros
	31/12/2008	31/12/2007	31/12/2006
CONSOLIDATED NET INCOME FOR THE YEAR (from the Consolidated Income Statement)	2,837	3,355	3,348
INCOME AND EXPENSES ATTRIBUTED DIRECTLY TO EQUITY:
From valuation of financial assets available for sale	(75)	17	14
From cash flow hedges	(147)	(23)	(51)
Translation differences	433	(1,302)	(899)
From actuarial gains and losses and other adjustments	—	—	—
Tax effect	204	209	(117)

TOTAL	415	(1,099)	(1,053)

TRANSFERS TO THE CONSOLIDATED INCOME STATEMENT:
From valuation of financial assets available for sale	(1)	(27)	(71)
From cash flow hedges	9	29	25
Translation differences	8	—	—
Entities accounted for using the equity method	—	—	—
Tax effect	(4)	(4)	10

TOTAL	12	(2)	(36)

TOTAL RECOGNIZED INCOME / (EXPENSE)	3,264	2,254	2,259

a) Attributable to the parent company	3,078	2,131	2,074
b) Attributable to minority interests	186	123	185

The accompanying Notes 1 to 42 are an integral part of these consolidated statements of recognised income and expenses.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED CASH FLOW STATEMENTS

For the years ended 31 December 2008, 2007 and 2006

		Millions of Euros
	Notes	31/12/2008	31/12/2007	31/12/2006
Net income before tax and share of results of companies accounted for using the equity method		4,711	5,584	5,429
Adjustments to result		3,449	2,989	3,624
Depreciation and amortisation of assets		3,091	3,141	3,094
Other adjustments to result (net)		358	(152)	530
Changes in working capital		1,187	(582)	(460)
Other cash flows from operating activities:		(2,648)	(2,279)	(2,555)
Dividends received		110	179	136
Income tax received / (paid)		(2,399)	(2,157)	(2,236)
Other receipts / (payments) from operating activities		(359)	(301)	(455)

Cash Flows from operating activities		6,699	5,712	6,038

Payments for investing activities:	8-11, 30	(5,586)	(5,373)	(5,737)
Group companies, affiliates and business units		(99)	(492)	(142)
Tangible assets, intangible assets and investment properties		(4,914)	(4,573)	(5,573)
Other financial assets		(573)	(308)	(22)
Receipts from divestments:	31	1,045	1,279	515
Group companies, affiliates and business units		920	522	—
Tangible assets, intangible assets and investment properties		102	548	366
Other financial assets		23	209	149
Others cash flows		(174)	12	2

Cash Flows from investing activities		(4,715)	(4,082)	(5,220)

Receipts and (payments) from equity instruments:	17	(245)	4	—
Acquisition		(262)	(110)	—
Disposal		17	114	—
Receipts and (payments) from liability instruments:	19	447	26	179
Issues		3,343	4,236	3,860
Return and redemption		(2,896)	(4,210)	(3,681)
Payments for dividends and payments on other equity instruments	17	(1,608)	(949)	(825)
Other cash flows from financing activities		(314)	(459)	(311)
Interest payments		(623)	(635)	(638)
Other receipts / (payments) from financing activities		309	176	327

Cash Flows from financing activities		(1,720)	(1,378)	(957)

Effect of changes in exchange rates		42	(224)	49
Net increase / (decrease) in cash and cash equivalents		306	28	(90)

Cash and cash equivalents at the beginning the year	15	2,585	2,557	2,647
Cash and cash equivalents at the end the year	15	2,891	2,585	2,557

		31/12/2008	31/12/2007	31/12/2006
COMPONENTS OF CASH AT THE END OF YEAR
(+) Cash and banks		1,589	684	361
(+) Other financial assets		1,302	1,901	2,196

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF YEAR		2,891	2,585	2,557

The accompanying Notes 1 to 42 are an integral part of these consolidated cash flow statements.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2008

(1)	BASIS OF PRESENTATION

Repsol YPF, S.A. and investees composing the Repsol YPF Group (hereinafter “Repsol YPF”, “the Repsol YPF Group” or “the Group”) constitute an integrated group of oil and gas companies which commenced operations in 1987 and engage in all the activities relating to the oil and gas industry, including exploration, development and production of crude oil and natural gas, the transportation of oil products, liquid petroleum gas (LPG) and natural gas, refining, the production of a wide range of oil products and the retailing of oil products, oil derivatives, petrochemicals, LPG and natural gas.

The corporate name of the parent of the corporate Group of companies that prepares and files these consolidated financial statements is Repsol YPF, S.A.

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

Repsol YPF is a private-law entity incorporated in accordance with Spanish legislation, which is subject to the Spanish Corporations Law of 22 December 1989, and, in particular, to the legislation governing listed corporations, whose activities, both in Spain and abroad, are subject to wide-reaching regulations.

The accompanying consolidated financial statements are presented in millions of euros and were prepared from the accounting records of Repsol YPF, S.A. and of its investees. The consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and as approved by the European Union at 31 December 2008. The IFRS approved by the European Union differ in some aspects to the IFRS published by the International Accounting Standards Board; however these differences do not have a relevant impact on the Group’s consolidated financial statements for the years presented. Accordingly, they present fairly the Group’s consolidated equity and financial position at 31 December 2008, the results of its operations, the changes in consolidated equity and the consolidated cash flows in the year then ended.

The presentation format of the accompanying financial statements has been amended with respect to 2007 in application of the disclosure requirements established in Circular 1/2008, of January 30, from the Spanish “Comisión Nacional del Mercado Valores” (CNMV). These mentioned amendments, although not relevant, have meant the implementation of new headings within the financial statements and changes in some disclosures in the notes to the financial statements (see mainly notes 15, 19 y 33). In addition, the Consolidated Statement of Recognised Income and Expense has been included for the first time. Necessary information, where appropriate, regarding the fiscal year 2007 has been amended and is shown for comparative purposes.

These consolidated financial statements for 2008, which were prepared by the Board of Directors of Repsol YPF, S.A. at its meeting, held on 25 February 2009, and the financial statements of the investees will be submitted for approval by the shareholders at the respective Annual General Meeting, and it is considered that they will be approved without any changes.

The preparation of the consolidated financial statements in accordance with IFRS, which is the responsibility of the Group’s directors, makes it necessary to make certain accounting estimates and for the directors to use their judgment when applying the Standards. The most complex areas, the areas in which the directors’ judgment is most required and the areas in which significant assumptions or estimates have to be made are detailed in Note 7 (Accounting Estimates and Judgments).

The consolidated financial statements for 2007 were approved by the shareholders at the Annual Meeting of Repsol YPF, S.A. held on 14 May 2008.

(2)	REGULATORY FRAMEWORK

Spain

General

Spain currently has legislation to liberalize the oil industry, the most recent manifestation of which is Hydrocarbons Sector Law 34/1998, of October 7, 1998, which has been amended by several provisions, among them the Law 12/2007, of July 7, and implemented through numerous royal decrees and ministerial orders. The said Law establishes the criteria for allocating powers among the Spanish government and the central and regional administrations.

The Spanish National Energy Commission (“Comisión Nacional de Energía”) is the public agency attached to the Ministry of Industry, Tourism and Commerce, with power as regulatory authority, that is in charge of ensuring effective competition, objectivity and transparency in the electricity and liquid and gaseous hydrocarbons markets and to the benefit of all market participants, including consumers.

Royal Decree-Law 4/2006 expanded the functions of the Spanish National Energy Commission. Prior administrative authorization must be obtained for certain acquisitions or investments in companies that engage in regulated activities or activities that, although not regulated in the strict sense, are subject to significant oversight by administrative bodies in Spain. Notwithstanding this, on 28 July 2008, the European Court of Justice declared that the achievement of the aforementioned administrative authorization (regarding acquisitions carried out by Community Companies) is contrary to sections 43 and 56 of the EC.

Royal Decree-Law 5/2005, of March 11, 2005, contains provisions relating to the energy markets. Among these provisions, the definitions of “main operator” (a company that is among the five companies with greater market share in any of the different sectors at issue) and “dominant operator” (a company that has, as a group, a market share equal or superior to 10 percent of the market in which it is operating, that is, generation and supply electric energy sectors, production and supply of fuels; production and supply of LPG, production and supply of natural gas) are significant.

The definition of “main operator” is important because it affects the limitations on the exercise of voting rights and the appointment of members of the administrative body to the physical or legal persons which directly or indirectly have participations in the Capital or in the voting rights of two or more companies acting as main operators in aforementioned sectors.

Regarding the “dominant operator”, the Law, to date, has not established limitations in connection with the petroleum industry. To be defined as a “dominant operator” only implies certain limitation or additional liabilities in the electricity sector.

Pursuant to Law 55/1999 (amended by Law 62/2003), the acquisition by public entities, or by entities of any kind controlled by public entities or in which public entities hold a majority stake, of ownership stakes in energy companies of at least 3% of the capital stock, must be notified to the Government, to the effect that the Council of Ministers may, within two months, authorize, deny or set conditions on the exercise of political rights (the so-called energy “golden share”). The Decision of the Court of Justice of the European Communities of February 14, 2008 determined that Spain had not fulfilled the obligations incumbent upon it pursuant to article 56 CE, because it has retained measures such as the “golden energy share,” which limit the voting rights of shares held by public entities in Spanish companies operating in the energy industry.

Liquid Hydrocarbons, Oil and Petroleum Derivatives

In Spain, hydrocarbon deposits and underground storages existing on Spanish territory and in the territorial marine subsoil and ocean bottoms which are under Spanish sovereignty are considered public properties. Also some of the activities falling within the scope of Law 34/1998 may be subject to the required authorizations, permits and/or concessions. Other activities are liberalized.

Construction and operation of refining, transportation and fixed storage facilities are subject to prior authorization the granting of which is required to meet the relevant technical, safety, financial, environmental requirements.

Third parties may freely access transportation and fixed storage facilities of oil products, such as the facilities of Compañía Logística de Hidrocarburos S.A. (“CLH”), on conditions agreed on an objective, transparent and non-discriminatory basis. Notwithstanding, the Spanish government has the discretion to establish access tolls for mainland territories and for those areas of the Spanish territory where alternative transport or storage facilities do not exist or are insufficient. As of the date of this annual report, the Spanish government has not exercised this discretion.

Pursuant to Royal Decree Law 6/2000, no physical or legal person may hold, directly or indirectly, ownership of more than 25% of the capital stock of CLH. This same Royal Decree further provides that the aggregate direct or indirect ownership interest in CLH of entities with refining capacity in Spain may not exceed 45% of CLH’s capital.

Petroleum derivative prices have been liberalized, with the exception of LPG, which is subject, in some cases, to maximum retail prices. Prices of bulk LPG and LPG sold in bottles that are less than eight kilograms or more than 20 kilograms have been liberalized.

The quarterly maximum sale pricing, before taxes, of bottled liquefied gas petrol, and affecting the cans with the same or higher weight than 8 kg and lower than 20 kg, with the exception of the mixture cans for the use of the liquefied gas petrol as fuel, is updated by the Ministerial Order ITC/1858/2008 on 26 June. The Spanish Government, by the Ministerial Order ITC/2707/2008, on 26 September, temporarily adjourned the implementation of the maximum pricing formula for the fourth quarter of 2008, keeping for fourth quarter the maximum pricing fixed from the previous quarter.

The retail marketing of bottled liquefied gas petrol may be carried out freely by any physical or legal person.

Natural Gas System

Law 12/2007 of July 2, 2007 amended Law 34/1998 on the hydrocarbon sector, incorporating into Spanish Law European Parliament Directive 2003/55, and incorporates measures for achieving a completely liberalized market which will be the basis for greater competition, price reduction and improvement in the quality of service to the end-user.

This regulation establishes the extinction of the tariff system. The same Directive includes the role of the supplier of last resort, who shall be liable to supply the consumers with deficient power of negotiation. Moreover, it shall be for a maximum price (“last resort tariff”) which shall be established by the Ministry of Industry, Tourism and Trade. The Ministerial Order ITC/2857/2008, on 10 October, regulates the supply tariff of last resort for the natural gas and sets its calculation.

The activities of different individuals involved in the gas system are redefined, establishing a legal and operational separation between the so-called “network activities” (transportation, distribution, regasification or storage), on the one hand, and production and supply activities, on the other. In addition, the Law eliminates possible competition between distributors and marketers in the supply sector by eliminating the tariff system and creating a last-resort tariff.

Regasification, basic storage, transportation and distribution activities are regulated activities. Companies that perform these activities may not perform commercialization activities. Royal Decree 949/2001 implemented criteria and principles related to compensation for regulated activities.

Commercialization activities are liberalized. Companies dedicated to natural gas commercialization may not have additional corporate objectives in the gas sector and may not perform regasification, basic storage, transport or distribution activities.

Since January 1, 2003, all consumers, regardless of their level of consumption, are qualified consumers and may choose between buying natural gas from distributors in the regulated market or from commercializers in the liberalized market.

The construction, operation, modification and closing of basic network and carrier network facilities require prior government authorizations.

The system’s technical manager is responsible for the technical management of the basic network and the secondary carrier network and guarantees the continuity and safety of the supply and appropriate coordination among access points, storage facilities, transportation and distribution. Enagas, S.A. is the system’s technical manager. Pursuant to Law 62/2003, no entity may own, directly or indirectly, more than 5% of the capital stock of Enagas, S.A.

As of January 1, 2003, no company or group of companies acting in the natural gas sector can collectively provide natural gas for consumption in Spain in an amount in excess of 70% of domestic consumption. The Spanish government is authorized to modify that percentage based on changes in the sector and the sector’s business structure.

Minimum safety stock

Royal Decree 1766/2007, whereby the Royal Decree 1716/2004 is amended, regulates the minimum stock maintenance in the oil and natural gas sectors, the liability of diversification in the natural gas supply and the set up the Corporation of Strategic Reserves of Petroleum Products (CORES). The mentioned Royal Decree increases the number of minimum safety stock days from 90 to 92 compulsory days as of 1 January 2010.

The Competent Administrative Authority appointed for the inspection and control of the minimum safety stock and the diversification is the Corporation of Strategic Reserves of Petroleum Products (CORES).

Argentina

Exploration and Production

The Argentine oil and gas industry is regulated by Law No. 17,319 (the “Hydrocarbons Law,”). The Argentine government, through the Secretariat of Energy, issues regulations to complement the Law. The regulatory framework of this Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor, was responsible for their operation under a different framework than private companies.

In 1992, Law No. 24,145, (referred to as the “YPF Privatization Law,”) regulated the privatization of YPF and initiated a process for the transfer of hydrocarbon reservoirs from the Argentine government to Provinces, in whose territories they were located. The YPF Privatization Law established that the exploration licenses and exploration concessions in force at the time this Law was passed would be transferred on expiration of the corresponding legal and/or contractual terms.

The YPF Privatisation Law awarded YPF 24 exploration licenses and 50 exploration concessions. The Hydrocarbons Law limits the number and total surface area of the exploration licenses or exploration concessions which an entity may hold.

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company, Energía Argentina S.A., (“ENARSA.”). The corporate purpose of ENARSA is the study, exploration and exploitation of hydrocarbons fields, the transport, storage, distribution and commercialization of these products and their derivatives products, as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and sale of electricity. This Law granted to ENARSA all exploration concessions in respect of offshore areas that had not been awarded to other companies before the Law came into force.

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

In November 2008, by virtue of the Decree of the National Executive Power Nº 2014/2008, the program “Petróleo Plus” was set up and aimed to increase the production and stocks through new prospecting and exploitation investments. To this goal, it establishes a system of tax incentives for those exploitation companies to increase their production and stocks within the provisions of the program.

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

Refining

Crude oil refining activities are subject to authorisation by the Argentine government, and to compliance of national, provincial and municipal safety and environmental regulations. Oil companies must be registered in the registry of oil companies held by the Ministry of Energy

Market Regulation

The Hydrocarbons Law authorizes the executive branch of the Argentine government to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the executive branch finds domestic production to be insufficient to satisfy domestic demand.

Through the Resolution Nº 265/2004 of the Secretariat of Energy, the Argentinean Government set up a program of useful cut downs on natural gas exports and related transportation. Said program was replaced by the Program of Rationalisation of Gas Exports and the Use of Transportation Capacity (the “Program”) passed through Resolution Nº 659/2004 of the Secretariat of Energy. Additionally, the Resolution SE Nº 752/2005 made an arrangement for industrial users and thermal generators (who from that Resolution shall purchase directly the natural gas from the producer) who might also be supplied with natural gas from export cut downs, through the Constant Additional Injection set up by that Resolution. By means of the Program and/or the Constant Additional Injection, the Argentinean Government requires the natural gas export producers the delivery of additional amounts of the said product to the domestic market to meet the demand of some users in the Argentinean market (“Additional Injection Requirements”). Such additional volumes are not contracted by YPF and it is compelled to charge the natural gas exports, whose execution has been conditioned. Additionally, the Argentinean Government by the mediation of instructions taught by different paths has regulated some restrictions to the natural gas exports (together with the Program and the “Constant Additional Injection”, called the “Restrictions”).

By the enactment of several rules, the Fuels Undersecretariat restored a record system for the hydrocarbons and derivatives exports and some obligations for supply to the local market were enforced, including the obligation to import some products as allowances for export, whether necessary to meet internal demand. On 11 October 2006, the Secretariat of Internal Commerce demanded to the refining companies and/or the wholesalers and/or the retailers to cover the fuel-oil demand in the whole territory of Argentina meeting the market growth.

The Resolution N. 394/07 of 16 November has increased the taxes to the crude and derivative exports in Argentina. The new scheme sets up that in the cases in which the export price is fixed over the reference price (60.9 dollars/barrel), the producer shall have the right to charge 42 dollars per barrel and the rest up to the benchmark price shall be withheld by the Government of Argentina as taxes to import. In the event that the export price is under the international benchmark price fixed, but over 45 dollars per barrel, 45% retention shall apply. In the event that the export price was under 45 dollars per barrel, the withholding percentage shall be fixed within 90 days’ term. This same method shall apply to the exports of other oil products and lubricants using different benchmark prices, withholding prices and prices allowed for producers wherever the cases.

On 14 June 2007 the Decision Nº 599/07 of the Secretariat of Energy passed a proposal in agreement with the natural gas producers concerning the supply of natural gas to the domestic market for the period 2007 to 2011 (“Agreement 2007-2011”). YPF signed the agreement.

In October 2008 the Resolution 1070/08 of the Secretariat of Energy ratified the “Supplementary Agreement with Natural Gas Producers” whose effective term is extended to 31 December 2009. YPF signed the Agreement whose goal is: (i) the restructuring of natural gas prices at wellhead; (ii) the segmentation of the residential demand and (iii) the setting up of the contribution of the natural gas producers sector to the Trust Fund created by Act 26,020 for the promotion of a lower differential price offer for the LPG bottles of ten, twelve and fifteen kilograms for those residential LPG low-income consumers.

By virtue of the Resolution SE 24/2008, amended by the Decision SE 1031/2008, the incentives program for the production of natural gas called “Gas Plus” is set up. The natural gas produced under this Gas Plus program shall not be included as part of the Agreement Volume with the Natural Gas Producers 2007-2011 and whose marketing value shall not be subject to the price conditions provided in the Agreement with the Natural Gas Producers 2007-2011.

Law Nº 26,020 establishes the basic regulatory framework for the industry and marketing of the LPG (Liquefied Petroleum Gas). The authority established the volumes and sales prices of LPG through various resolutions.

Venezuela

The Basic Hydrocarbons Law (Ley Orgánica de Hidrocarburos, LOH) regulates migration from the former operating agreements to mixed-ownership enterprises. On 20 June 2006 the Energy and Petroleum Ministry approved the incorporation of the mixed oil company Petroquiriquire, S.A., in which Repsol YPF has a 40% interest and PDVSA a 60% stake. On the same date, the incorporation of the mixed company Quiriquire Gas, S.A. was also approved, in which Repsol YPF and PDVSA have an interest of 60% and 40%, respectively. The license was granted in March 2007.

Bolivia

On 1 May 2006 Supreme Decree 28,701 (the “Nationalization Decree”) was published, which nationalised the country’s oil and gas and transferred the ownership and control thereof to the Bolivian company Yacimientos Petrolíferos Fiscales Bolivianos (YPFB). Furthermore, the shares required to enable YPFB to control at least 50% plus one vote in different companies, among them Empresa Petrolera Andina, S.A.

As a result of the aforementioned, Empresa Petrolera Andina, S.A. entered with YPFB into a Purchase and Sales Agreement, and the corresponding Stockholders Agreement, by virtue thereof it was transferred to YPFB the 1.08% of the Share Capital of Empresa Petrolera Andina, S.A., a company which has changed its corporate name to YPFB Andina, S.A.

Operating Contracts

According to the Hydrocarbons Act 3,058 dated 19 May 2005 and the Nationalisation Decree, on 28 October 2006, Repsol YPF E&P Bolivia S.A. and its affiliate Empresa Petrolera Andina, S.A., now YPFB Andina S.A., signed with YPFB the Exploitation Contracts establishing the conditions for the prospecting and production of hydrocarbons in Bolivia, effective as of 2 May 2007.

Regarding these contracts, on 9 April 2008, by means of Supreme Decree 29,504, the conditions and parameters were set up for the recognition, approval and publication by YPFB of the Recoverable Costs within the framework of the Exploitation Contracts entered into between the oil companies and YPFB. This Decree was carried out in accordance with Act 3,740 of Sustainable Development in the Hydrocarbons Sector.

Furthermore, by the Supreme Decree 29,528 of April 23rd 2008, that amends the Supreme Decree 28,222 of 27 June 2005, that rules the Regulation for the Settlement of Royalties and the Participation to the National Treasury for the production of hydrocarbons, and the Supreme Decree 28,223 of June 27th 2005, that rules the Regulation for the Settlement of Direct Taxes to Hydrocarbons. Both regulations were amended for the purpose of being in line with the Exploitation Contracts executed between the oil companies and YPFB.

As of the date of these consolidated financial statements there are some pending issues concerning the Exploitation Contracts and the compliance of previous liabilities, still not regulated. Among these pending aspects there is to be highlighted the process of settlement and reconciliation of accounts with YPFB and the placement of the method of payment of the VAT regarding the Holders Compensation which, on December 2008, was acknowledged and paid by YPFB with Tax Credit Notes (negotiable securities). Currently Repsol YPF, as other Holders, is in negotiations with YPFB with respect to the Delivery Agreements, and Methods of Payment, included in the final draft and, which, shall complement the contractual framework of the Exploitation Contract regarding the payment of the Holders Compensation and the delivery of hydrocarbons to YPFB.

Transition Period

The transition period, until the execution by YPFB of new transport and marketing agreements, that started on 13 May 2007 and was extended for several opportunities until finally the Supreme Decree 29,709 extended the transitional period until 30 November 2008. The Supreme Decree established that in the event that prior to the mentioned date the transport and marketing agreements of natural gas and liquid hydrocarbons had not been signed with YPFB, from 1 December 2008 onwards, YPFB shall apply the conditions agreed on contracts already executed with similar companies. It is worth to mention that YPFB has executed the natural gas and liquid hydrocarbons transport agreements with the carrier company Transredes S.A., and that Repsol YPF E&P Bolivia S.A. signed an agreement with Transredes S.A., now called YPFB Transporte S.A., the Termination Agreement of the corresponding natural gas transport agreement. To date the Termination Agreement of the Liquid Hydrocarbons transport agreement is still being negotiated.

Ecuador

On 29 March 2006, by the Law 2006-42, Ecuador demanded from the contractors of all the prospecting and exploitation joint contracts of hydrocarbons the payment of at least 50% of the so-called “surpluses of crude oil”, that is, of the difference between the participation value of each contractor, according to the oil price at the date of the execution of the contract (calculated on the basis of the monthly average of the sale price expressed in fixed values) and its value in accordance to the oil price at the date of sale by the contractors. Later on, the Executive Decree Nº 662, on 4 October 2007, which amends the Executive Decree 1,672, increases the mentioned stake of the State over the oil surpluses up to 99%.

On 9 June 2008, the companies constituting the consortium of contractors of the Block 16 (Repsol YPF Ecuador S.A., Murphy Ecuador Oil Co., CRS Resources (Ecuador) LDC, and Overseas Petroleum and Investment Corporation), in disagreement with the application of this new encumbrance, filed to the CIADI an application for international arbitration pursuant to the Equity Contract. The total amount paid by the consortium of contractors under protest, until March 2008, regarding the application of the Act 2006-42, was 591.5 million dollars (EUR 425 million), amount whereby Repsol and the other members of the consortium of contractors claim compensation to Petroecuador and the Government of Ecuador before the CIADI. Repsol YPF share in the consortium of the Block 16 is 35%.

The Decrees 1,402 and 1,448 of 5 November 2008 and 3 December 2008, respectively, and the Act 42 of 29 March 2006, published in the Official Registry on 25 April 2006, decrease the mentioned State equity claim on the referred “surpluses of crude oil price” down to 70%, but only applied to these Equity Contracts with the Government for the prospecting and exploitation of Hydrocarbons –or its amendments- executed as of 1 August 2008. As of 31 December 2008 Repsol YPF Ecuador S.A. (Ecuador branch), as operator of the Block 16, has not executed or amended any Equity Contract after 1 August 2008. However, on 6 November 2008 Repsol and the majority of the partners in the Block 16 have signed a deed for the amendment of said Equity Contract with the Ecuadorian Government and Petroecuador. Petroecuador has claimed from the consortium of contractor the extraordinary earning not paid yet. Repsol has requested to the CIADI, as precautionary measure in the arbitration, to stop the above claim.

Other countries

Repsol YPF’s operations are also subject to an extensive variety of legislation and regulatory frameworks in the other countries in which it operates. All the aspects of the activities performed, including, inter alias, issues such as land occupancy, production rates, royalties, price-setting, environmental protection, export rates, exchange rates, etc., are covered by such legislation and regulatory frameworks. The terms of the concessions, licenses, permits and agreements governing the Group’s interests vary from one country to the next. These concessions, licenses, permits and agreements are generally awarded or jointly carried out with government bodies or state companies and occasionally with private sector organisations.

The directors consider that the accompanying consolidated financial statements reflect, at the date of their preparation, all the significant events and effects of the economic and regulatory situation prevailing in the countries in which the Group operates. Also, based on the progress that can reasonably be expected to be made in relation to the foregoing, the directors consider that the adoption of measures or the occurrence of events which might have a significant adverse impact on the Group’s operations is unlikely.

(3)	BASIS OF CONSOLIDATION

3.1)	Repsol YPF’s consolidated financial statements include the investments in all their subsidiaries, associates and join ventures.

All the subsidiaries over which Repsol YPF exercises direct or indirect control were fully consolidated. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. Control is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly more than half of the voting power of the investee.

The share of the minority interests in the equity and profit of the Repsol YPF Group’s consolidated subsidiaries is detailed under the headings “Minority interests”, in the consolidated balance sheet and “Net income Attributable to Minority Interests” in the consolidated income statements, respectively.

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

Associates are accounted for using the equity method. These are companies over which the investor has significant influence but does not exercise effective or joint control. Significant influence is the power to affect financial and operating decisions of a company and is presumed to exist when the investor holds an interest of 20% or more. The equity method involves consolidation based on the underlying carrying amount of the interest held in the company, as reflected in “Investments accounted for using the equity method”. The net profit or loss obtained each year through these companies is reflected in the consolidated income statements as “Share of results of companies accounted for using the equity method”.

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

The financial statements of the investees whose functional currency differs from the presentation currency (see note 4.3), are translated as follows:

-	The assets and liabilities in each of the balance sheet presented are translated at the exchange rates prevailing on the balance sheet date.

-	Income and expense items in each of the income statements are translated at the average exchange rates of the period.

-	Any exchange differences arising as a result of the foregoing are recognised as a separate component of “Adjustments for changes in value” of equity called “Translation Differences”.

On disposal of a company whose functional currency is not the euro, the exchange differences deferred as a component of equity relating to that company are recognised in the income statement on the same date as that on which the gain or loss on disposal is recognised.

The exchange rates against the euro of the main currencies used by the Group companies at 31 December 2008, 2007 and 2006 were as follows:

	31/12/2008		31/12/2007		31/12/2006
	Year-End Rate	Cumulative Average Rate	Year-End Rate	Cumulative Average Rate	Year-End Rate	Cumulative Average Rate
Dollar	1.392	1.471	1.472	1.370	1.317	1.255
Argentinian Peso	4.778	4.615	4.606	4.244	4.006	3.833
Brazilian Real	3.252	2.675	2.608	2.664	2.816	2.729

3.2)	Changes in the scope of consolidation

Appendix I includes the main changes in 2008 and 2007.

(4)	ACCOUNTING POLICIES

The principal accounting policies used by Repsol YPF in preparing the consolidated financial statements, are as follows:

4.1)	Current/Non-current classification

In the accompanying consolidated balance sheet, assets and liabilities maturing within 12 months are classified as current items and those maturing within more than 12 months as non-current items.

4.2)	Offsetting

As a general rule, in the consolidated financial statements neither assets and liabilities nor income and expenses are offset, except when offsetting is required or permitted by a given Standard and this presentation reflects the substance of the transaction.

Income and expenses arising from transactions in which, contractually or by law, offsetting is permitted and the Group intends to settle them on a net basis, or to realise the asset and settle the liability simultaneously are presented at their net amount in the consolidated income statements.

4.3)	Functional currency and foreign currency transactions

Functional currency

The items included in these consolidated financial statements relating to the Group companies are measured using their functional currency, which is the currency in the main economic environment in which they operate. The consolidated financial statements are presented in euros, which is the Repsol YPF Group’s functional and presentation currency.

Foreign currency

Transactions in currencies other than the functional currency of an entity are deemed to be “foreign currency transactions” and are translated to the functional currency by applying the exchange rates prevailing at the date of the transaction. At each year end, the foreign currency monetary items on the balance sheet are measured at the exchange rate prevailing at that date and the exchange rate differences arising from such measurement, except for what is mentioned in the preceding paragraph, are recognised under financial result in the income statement during the period in which they occur.

4.4)	Goodwill

Goodwill relates to the excess of the cost of acquisition of investees over the fair value of their identifiable assets, liabilities and contingent liabilities at the date of acquisition (see Note 8).

In the event of a deficiency, the value of the assets, liabilities and contingent liabilities acquired must be re-assessed. If after this re-assessment the deficiency continues to exist, it is recognised as income under “Other Operating Income” in the consolidated income statement.

Goodwill is not amortised and, in accordance with IFRS 3, is subsequently measured at cost less any accumulated impairment losses (see Note 4.9).

4.5)	Other intangible assets

The Repsol YPF Group initially recognises intangible assets at acquisition or production cost, except in the case of the emission allowances described in section f). This cost is amortised on a straight-line basis over their useful lives. At each balance sheet date, these assets are measured at cost less any accumulated amortisation and any accumulated impairment losses.

The main intangible assets of the Repsol YPF Group are as follows:

a)	Trademarks and similar intangible assets

Trademarks and similar intangible assets generated internally by the Group are not recognised as assets and the expenses incurred are allocated to income as incurred.

b)	Research and development expenditure

The Group records incurred research expenses as expenses in the current period. Development expenses are capitalised if all the conditions required by the applicable accounting standard are fulfilled.

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

Allowances received for no consideration under the National Emission Allowance Assignment Plan, are initially recognised at the market price prevailing at the beginning of the year in which they are issued, and a balancing item is recognised as a grant for the same amount under deferred income, which is charged against income as the corresponding tons of CO2 are consumed.

These allowances are not depreciated as its book value equals the residual value and, therefore, its depreciable basis is zero, as these keep its value until delivery, meanwhile these may be sold anytime. The rights of emissions are subject to an annual analysis on impairment (see Note 4.9). The market value of the emissions allowances is measured according to the average price of the stock market of the European Union (European Union Allowances) provided by the ECX-European Climate Exchange.

As the emissions are released into the atmosphere, the Group records an expense on the heading “Other operating Expenses” in the consolidated income statement acknowledging a provision whose amount is based on the CO2 tones emitted, measured, (i) at its book value, (ii) or by the quotation price at the closing in the case Repsol YPF does not have enough emission allowances available for the period.

In 2008 the net effect in the income statement of the Group due to the transactions related with the emissions allowances amounted to EUR 16 million, while in 2007 amounted to less than EUR 1 million. In 2006, this item amounted to EUR 4 million.

When the emissions allowances for the CO2 tons emitted are delivered to the authorities, the intangible assets as well as their corresponding provision are derecognised from the balance sheet without any effect on the income statement.

g)	Other intangible assets

This account includes administrative concessions and other costs, such as those relating to computer software and intellectual property. These items are amortised on a straight-line basis over the useful lives of the assets; in the case of the administrative concessions, over the term of the related concession, and in the case of other assets over a period ranging between 3 and 20 years.

4.6)	Tangible assets

The Repsol YPF Group uses the cost model by which items of tangible assets are measured initially at their acquisition cost.

a)	Cost

The cost of tangible assets items includes their acquisition cost, all the costs directly related to the location of assets, making them operational and the present value of the expected disbursements necessary for any costs of dismantling and removing the item or restoring the site on which it is located, when such obligations are incurred under certain conditions. Subsequent changes to the estimates of the liabilities due to dismantling costs and related liabilities arising out of changes in the estimated cash flows or in the discount rate are added or deducted from the cost of the corresponding asset during the period in which they occur.

Borrowing costs that are directly attributable to the acquisition or construction of assets that require more than one year to become available for use are capitalised as part of the cost of these assets.

Personnel expenses and other operating expenses incurred in the construction of the asset are also capitalised.

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

This heading also includes investments relating to oil and gas exploration and production activities (see Note 4.6.c), and the cost of assets held under finance leases (see Note 4.19.a).

b)	Depreciation

Tangible assets, other than those relating to oil and gas exploration and production activities (see Note 4.6.c), are depreciated, using the straight-line method, on the basis of the acquisition cost of the assets less their estimated residual value, over the years of estimated useful life of the assets, the detail being as follows:

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

c)	Recognition of oil and gas exploration and production transactions

Repsol YPF recognises oil and gas exploration and production transactions using the “successful-efforts” method, whereby the accounting treatment of the various costs incurred is as follows:

i.	The costs incurred in the acquisition of new interests in areas with proved and non-proved reserves (including bonds, legal costs, etc.) are capitalised as incurred to the account “Investments in Areas with Oil Reserves” associated with proved reserves or non-proved reserves, as appropriate.

ii.	The costs of acquiring interests on exploration permits for a given period of time are capitalised at their purchase price and registered in the caption “Other Exploration Costs”. If reserves are not found, the amounts previously capitalised are recognised as an expense in the consolidated income statement. If the exploration work yields positive results, giving rise to commercially exploitable wells, the costs are reclassified to “Investments in areas with reserves” at their carrying amount when the wells are determined to be commercially exploitable. Wells are classified as “commercially exploitable” only if they are expected to generate a volume of reserves that justifies their commercial development on the basis of the conditions prevailing when the costs are recognised (e.g. prices, costs, production techniques, regulatory framework, etc.).

iii.	Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of non-proved reserves and other expenditures relating to the exploration activity), excluding exploratory drilling expenditures, are charged to income as incurred.

iv.	Exploratory drilling costs, including those relating to stratigraphic exploration wells, are recognised as assets under the heading “Other Exploration Costs” until it is determined whether proved reserves justifying their commercial development have been found. If no proved reserves are found, the capitalised drilling costs are charged to income. However, if as a result of exploratory drilling, including stratigraphic exploratory wells, reserves are found that cannot be classified as proven, their recognition depends on the following:

-	If the area requires additional investments before production can commence, the drilling costs remain capitalised only during the period in which the following conditions are

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

v.	Development expenditure incurred in lifting proved reserves and in processing and storing oil and gas (including costs incurred in drilling relating to productive wells and dry wells under development, oil rigs, recovery improvement systems, etc.) are recognised as assets under “Investments in Areas with Reserves”.

vi.	Future field abandonment and dismantling costs (environmental, safety, etc.) are estimated, on a field-by-field basis, and are capitalised at their present value when they are initially recognised under “Investments in Areas with Reserves” in the consolidated balance sheet, within “Non-Current Provisions”.

The investments capitalised as described above are depreciated as follows:

i.	Investments in the acquisition of proved reserves are depreciated over the estimated commercial life of the field on the basis of the production for the year as a proportion of the proved reserves of the field at the beginning of the depreciation period.

ii.	Investments relating to non-proved reserves or fields under evaluation are not depreciated. These investments reserves are assessed at least once a year or more frequently if there is any indication that they might have become impaired and, in the event of an impairment, the related loss is recognised with a charge to the net income for the year.

iii.	Cost incurred in drilling work and subsequent investments to develop and lift oil and gas reserves are depreciated over the estimated commercial life of the field on the basis of the production for the year as a proportion of the proved reserves of the field at the beginning of the depreciation period.

The changes in estimated reserves are considered on a prospective basis in calculating depreciation.

At each balance sheet date or whenever there are indications that the assets might have become impaired, their recoverable amount (see Note 4.9) is compared to their carrying amount. Any impairment loss or reversal arising as a result of this comparison is recognised under “Costs from impairment losses and losses on disposal of non-current assets” or “Income from reversal of impairment losses and gains on disposal of non-current assets” on the consolidated income statement (see notes 4.9, 10, 12 and 27).

d)	Environmental tangible assets

Tangible assets of an environmental nature, the purpose of which is to minimise environmental impact and to protect and improve the environment, are identified on the basis of the nature of the business activities carried on by the Group, based on technical criteria in the guidelines relating to these matters issued by the American Petroleum Institute (API).

Environmental tangible assets and the related accumulated depreciation are recognised in the consolidated balance sheet together with other tangible assets, classified by their nature.

Their cost, depreciation methods and the valuation adjustments to be performed are determined in accordance with the rules relating to these non-current asset items, as explained in Notes 4.6.a to 4.6.c

4.7)	Investment property

Investment property relates to assets (buildings, land) held either to earn rentals from their leasing, or for capital appreciation. These assets are not used in the Group’s business activities and are not for own use. Repsol YPF recognises investment property using the cost model, applying the same policies as those for items of tangible assets (see Note 4.6.a-b).

4.8)	Non-current assets available for sale and linked liabilities

Non-current assets are classified as available for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. The sale should be expected to be completed within one year from the date of classification.

These assets are presented at the lower of carrying amount and fair value less costs to sell.

In the liabilities of the balance sheet, under the heading “Liabilities linked to non-current assets available for sale” include the liabilities related to assets which comply with the definition described in the previous paragraphs.

4.9)	Impairment losses on tangible assets, intangible assets and goodwill

In order to ascertain whether its assets have become impaired, the Group compares their carrying amount with their recoverable amount at the balance sheet date, or more frequently if there are indications that the assets might have become impaired. For that purpose, assets are grouped into cash-generating units as they generate cash flows which are independent from other units.

To perform this test, goodwill acquired on a business combination is allocated among the cash-generating units or groups of cash-generating units (CGUs) that benefit from the synergies of the business combination and the recoverable amount thereof is estimated by discounting the estimated future cash flows of each unit.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average cost of capital employed, which is different for each country and business.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount, and an impairment loss is recognised as an expense under “Costs from impairment losses and losses on disposal of non-current assets” in the consolidated income statement.

The basis for future depreciation or amortisation will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

On the occurrence of new events, or changes in existing circumstances, which prove that an impairment loss recognised on a prior date could have disappeared or decreased, a new estimate of the recoverable value of the corresponding asset is developed, to determine whether it is applicable to reverse the impairment losses recognised in previous periods. In the event of a reversal, the carrying amount of the asset (or the cash-generating unit) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognised for the asset (or the cash-generating unit) in prior years. A reversal of an impairment loss is recognised under “Income from reversal of impairment losses and gains on disposal of non-current assets” in the consolidated income statement. An impairment loss recognised for goodwill can not be reversed in a subsequent period.

4.10)	Current and non-current financial assets

The Group classifies its investments when they are initially recognised and reviews their classification at each balance sheet date. The assets are classified on the basis of the purpose for which they were acquired.

This category has, in turn, the following sub-categories:

a)	Financial assets at fair value with changes in results

a.1)	Financial assets held for trading: this category comprises derivatives not designated as hedging instruments.

a.2)	Other financial assets at fair value with changes in profit and loss: this category comprises those financial assets acquired for trading or sale in the short-term which are not derivatives.

b)	Financial assets available for sale

Financial assets available for sale are financial assets that have either been classified in this category or have not been classified in any other financial asset category.

c)	Loans and receivables

Accounts receivable are financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Group provides money, goods or services directly to a debtor without any intention of negotiating the account receivable.

d)	Held to maturity investments

Held to maturity investments are financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold from the date of purchase to the date of maturity.

A financial asset is initially recognised at fair value (see Note 4.22) plus, in the case of a financial asset which is not recognised at fair value through profit and loss, the transaction costs which are directly attributable to its acquisition or issue.

Subsequent to initial recognition, all financial assets, except for “Loans and receivables”, the “Held to maturity investments” and certain investments in company shares will be measured at fair value. “Loans and receivables” and “Held to maturity investments” are measured at amortised cost, and the accrued interest income is recognised in profit or loss on the basis of the effective interest rate. Investments in shares of companies that are not listed on an active market and whose fair value cannot be measured reliably will be measured at cost.

In the case of “Other financial assets at fair value with changes in profit and loss”, gains and losses from changes in fair value are recognised in the net profit or loss for the year. In the case of “Investments available for sale”, the gains and losses from changes in fair value are recognised directly in equity until the asset is disposed of or it is determined that it has become impaired, at which time the cumulative gains or losses previously recognised in equity are recognised in the net profit or loss for the year.

An impairment loss on financial assets at amortised cost is recognised when there is objective evidence that the Group will not be capable of collecting all the related amounts under the original terms of the accounts receivable.

The amount of the impairment loss is the difference between the carrying amount and the present value of the future cash flows discounted at the effective interest rate, and is recognised as expense in the consolidated income statement. The carrying amount of the asset is reduced through a correction account.

If, in later periods, a recovery in the value of the financial asset valued at depreciated cost occurs, the impairment loss recognised will be reversed once this does not give rise to a carrying amount for the financial asset that exceeds the carrying amount on the books that existed before the impairment loss was registered. The reversals of the amount will be recognised against the profits for the period.

Finally, a receivable account is considered as non-collectable when situations similar to the following occur: the company has been wound-up, there are no assets to be used in settling the debts or when a legal decision has been issued.

4.11)	Inventories

Inventories acquired for our own use are stated at the lower of cost and net realisable value. Cost (basically the average cost) includes acquisition costs (less trade discounts, rebates and other similar items), transformation and other costs which have been incurred in bringing the inventories to their present location and condition.

In the case of refinery products, the costs are allocated to income in proportion to the selling price of the related products (isomargin method) due to the existing difficulty to recognize the conversion costs of every product.

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

In the case of commodities and similar items, it shall not be necessary to decrease the book value under the cost provided the finished products to which these are hedged are expected to be sold above cost.

Commodities inventories acquired for trading are measured at fair value less costs to sell and changes in fair value are recognised in income. These inventories do not represent a significant volume of the Group’s operations (see Note 16).

4.12)	Cash and cash equivalents

Repsol YPF classifies under “Cash and cash equivalents” liquid financial assets, deposits or financial assets that can be converted into a known amount of cash within three months and that are subject to an insignificant risk of changes in value.

4.13)	Net income per share

Basic net income per share is calculated by dividing the net income attributable to the Parent by the weighted average number of ordinary shares outstanding during the year taking into account, where appropriate, the treasury shares (see Notes 17.1 and 17.4).

4.14)	Financial liabilities

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

Preference shares, the terms and conditions of which are detailed in Note 19 correspond to this liability category. They are initially recognised at fair value net of issue costs and are subsequently measured at amortised cost, unless they form part of a hedging transaction.

Trade debts and accounts payable are financial liabilities which do not explicitly bear interest and which are recognised at their face value.

The Group removes financial liabilities from the balance sheet when the obligations are cancelled or expire.

4.15)	Provisions

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

When a contract qualifies as onerous, the related present liabilities are recognised in the consolidated financial statements as provisions.

Contingent liabilities are not recognised in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 37).

4.16)	Pensions and other similar obligations

a)	Defined contribution plans

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

Also, the Gas Natural Group has defined contribution pension plans for certain employees.

The annual cost of these plans is recognised under “Personnel expenses” in the consolidated income statement.

b)	Executives’ welfare plan. Hybrid defined contribution plan with a specific guaranteed return.

As part of the strategy to transform the remuneration system of the executives of the Repsol YPF Group, with effect from 1 January 2006, a new social welfare system was implemented called the “Welfare Plan”, which, in the case of participating executives, extinguishes, replaces and absorbs the former “Long-Service Bonus”. This is a hybrid defined contribution retirement plan, supplementary to the occupational pension plan, which includes a specific guaranteed return equal to 125% of the general consumer price index of the previous year and is instrumented through group insurance of pension obligations.

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

The annual cost of these plans is recognised under the heading “Personnel expenses” in the consolidated income statement.

c)	Defined benefit plans

The benefits to which the employees are entitled at the date of their retirement are recognised in the income statement as follows:

i.	The current service cost (the increase in the present value of the defined benefit obligation resulting from employee service in the current period), under “Personnel expenses”.

ii.	The interest cost (the increase during a period in the present value of a defined benefit obligation which arises because the benefits are one period closer to settlement), under “Financial expenses”.

iii.	The return on plan assets and changes in the value thereof, less any costs of administering the plan and less any tax payable by the plan itself, under “Financial expenses”.

4.17)	Subsidies

a)	Subsidies related to assets

Subsidies related to assets relate mainly to nonrefundable subsidies measured at the amount granted or nominal value or at the fair value of the assets received, if they have been transferred for no consideration, and are classified as deferred income when it is certain that they will be received.

These subsidies are allocated to income on a straight-line basis over the useful life of the assets whose costs they are financing. In the financial statements of Repsol YPF the amounts of the assets and of the subsidies received are presented separately on the asset and liability sides, respectively, of the consolidated balance sheet.

b)	Subsidies related to income

These are subsidies that become receivable by the Group as compensation for expenses or losses already incurred and are recognised as income for the period in which they become receivable.

4.18)	Deferred income

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

In addition, in this heading there are also included as deferred income the CO2 emission rights received for no consideration (see Note 4.5.f).

4.19)	Leases

In this category, a distinction can be drawn between:

a)	Finance leases

Leases are classified as finance leases whenever the lessor transfers substantially all the risks and rewards of ownership to the lessee. The ownership of the asset may or may not be transferred.

When the consolidated companies act as the lessee in finance leases, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognise a liability for the same amount, which will be the lower of the fair value of the leased or the fair value of non-contingent amounts and not related to the provision of services payable to the lessor including, where appropriate, the price of exercising the purchase option, when the exercise thereof is expected with certainty at the beginning of the lease. These assets are depreciated using similar criteria to those applied to the items of tangible assets that are owned or are depreciated over the lease term, whichever is shorter, provided there is no reasonable certainty that the lessee shall be granted the ownership at the end of the term of the lease date.

The finance costs derived from discounting to present value of the liability recognised are charged to “Financial result” in the consolidated income statement.

b)	Operating Leases

Leases in which the ownership of the leased asset and substantially all the risks and rewards incidental to ownership of the leased assets remain with the lessor are classified as operating leases.

Lease income and lease costs are recognised under “Other operating income” or “Other operating expense”, respectively, in the consolidated income statement as incurred.

4.20)	Income tax

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

Deferred tax liabilities are recognised for all taxable temporary differences, unless the temporary difference arises from the initial recognition of goodwill for which amortisation is not deductible for tax purposes or unless the exception to the deferred tax liabilities is applicable in cases of taxable temporary differences related to investments in subsidiaries, branches and associates.

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

The accrued income tax expense includes both the deferred income tax expense and the current income tax expense, which is taken to be the amount payable (or refundable) in relation to the taxable net income for the year (see Note 25).

“Income tax” in the accompanying consolidated income statement includes both the accrued income tax expense and the net provisions recognised in the year for income tax contingencies.

4.21)	Revenue and expense recognition

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

As a result of the legislation on oil and gas retailing in force in the countries in which the Group operates, Repsol YPF reflects as both expenses and income the excise and similar taxes on oil and gas production and/or sales. This fact has supposed in the 2008, 2007 and 2006 consolidated income statements to increases in expenses of EUR 6,881 million, EUR 6,969 million and EUR 6,524, respectively, which were recognised under “Materials used”, and to increases in income of similar amounts, which were recognised under “Sales” in the accompanying consolidated income statements.

Transactions between companies of the Repsol YPF Group and between segments are carried out on an arm’s length basis. These transactions give rise to income, expenses and profits which are eliminated on consolidation.

Work relating to water management, atmospheric protection, waste management, remediation of soil and subsoil water and the development of environmental management systems are deemed to be environmental expenses and they are recognised for accounting purposes in accordance with the criteria indicated above.

4.22)	Financial derivatives

The Group arranges derivatives to hedge financial and commercial risks due to interest rate and exchange rate fluctuations and to changes in the prices of certain commodities. All financial derivative instruments are initially recognised at fair value at the contract date and are subsequently measured at fair value. The derivatives are recognised as an asset when their fair value is positive and as a liability when it is negative. The differences in fair value are recognised in the income statement, except for specific hedge accounting treatment, where applicable.
For the assessment of financial derivative instruments, in case these are available, quotation market prices at the close of the balance sheet are used. This is the case of the futures contracts.

In the absence of quotation market prices for financial derivative instruments contracted, their fair value is estimated discounting the associated future cash flows according to the interest, exchange rates, credit differentials, volatility, and forward price trends in force on the close of the balance sheet. This assessment method has been applied to the following instruments:

-	Mixed currency and interest swaps

-	Interest rate swaps

-	Forward exchange rate contracts

-	Swaps on crude oil and products

-	Interest rate options

Although the Group applies common assessment market techniques, some changes in the measurement models or in the hypotheses applied therein could lead to different assessments of said instruments than these recognised in the balance sheet, income statement and/or equity.

The fair values of the derivative instruments used as hedge instruments are included in Note 38.

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

These are hedges of the exposure to changes in cash flows that: (i) are attributed to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecasted transaction and that (ii) could affect the result for the year.

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

Hedges of net investments in a foreign operation are accounted for in a similar way to cash flow hedges, although the exchange rate differences resulting from these transactions are recognised in “Translation differences” under equity in the accompanying consolidated balance sheet. Cumulative gains and losses recognised in equity are recognised in the consolidated income statement when the foreign operation is sold or disposed of in any other way.

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

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

Long-term sale and purchase commitments of gas and crude oil are analised with the aim to determine whether these are in line with the provisions or marketing needs of the normal activity of the Group or whether, on the contrary, these are derivatives and should be recognised in accordance with the criteria set forth in IAS 39.

4.23)	Methodology for estimating recoverable amount

The recoverable amount of assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average cost of capital.

In the assessment of the value in use, cash flow forecasts based on the best income and expense estimates available of the CGUs using sector forecasts, past results and future expectations of business evolution and market development are utilized. Among the most sensitive aspects included in the forecasts used in all the CGUs, the purchase and sale prices of hydrocarbons, inflation, personnel expenses and investments are highlighted.

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited, for the proved reserves, by the contractual expiration of the operating permits, commitments or contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will have in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The non-proved reserves are weighted with risk factors, on the basis of the type of each one of the exploration and production assets.

The benchmark prices considered are based on a combination of market prices available in the financial community.

The cash flows of the refining and marketing businesses are estimated on the basis of the projected sales trends, unit contribution margins, fixed costs and investment or divestment flows, in line with the expectations considered in the specific strategic plans of each business. The cash flow projection period used in the assessment is five years, and in the following years a cash inflow equal to the perpetual return on the result from operations obtained in the previous year is assumed.

These estimated net future cash flows are discounted to their present value using a specific cost of capital for each asset based on the currency in which its cash flows are denominated and the risks associated with the cash flows, including country risk. The rates used in the years 2008 and 2007 for the different businesses are in the following ranges:

	2008	2007
E&P	7.8% - 19.3%	7.5% - 14.2%
R&M	5.8% - 16.6%	5.1% - 14.9%

4.24)	New standards issued

At the time of the preparation of these consolidated financial statements, these are the standards and interpretations or amendments thereof, published by the IASB but not in force yet, either because their effective date is later than the date of these consolidated financial statements, or because they have not yet been enacted by the European Union:

Standard	Description	Compulsory Application Annual Periods starting from
Standards and Amendments

IFRS 8	Operating Segments	1 January 2009

Review IAS 23	Borrowing Costs	1 January 2009

Review IAS 1	Presentation of Financial Statements	1 January 2009

Review IFRS 3(1)	Business Combinations	1 July 2009

Amendment IAS 27(1)	Consolidated and Separate Financial Statements	1 July 2009

Amendment IFRS 2	Conditions for the irrevocability (or consolidation) of vesting conditions and cancellations	1 January 2009

Amendment IAS 32 and IAS 1	Financial Instruments with fair value purchase option and liabilities arising out of settlement	1 January 2009

Amendment IFRS 1 and IAS 27	Investment cost in a subsidiary, jointly controlled entity or associate	1 January 2009

Amendment IAS 39(1)	Items capable of being hedged	1 July 2009

Improvements to IFRS	Improvements to IFRS	1 January 2009(2)

Review IFRS 1(1)	First-time Adoption of IFRS	1 July 2009

Interpretations:

IFRIC 12(3)	Service concession Arrangements	1 January 2008

IFRIC 13	Customer Loyalty Programs	1 July 2008

IFRIC 15(1)	Sale of Real Estate Arrangements	1 January 2009

IFRIC 16(1)	Net Investment Hedges of Foreign Transactions	1 October 2008

IFRIC 17(1)	Allocation of Non-monetary Assets to Shareholders	1 July 2009

IFRIC 18(1)	Transfer of Assets by Customers	1 July 2009	(4)

(1)	Standards and Interpretations not yet adopted by the European Union as of the preparation date of these consolidated financial statements.

(2)	The amendment to IFRS 5 applies on a prospective basis for annual periods starting from 1 July 2009.

(3)	At the time of the preparation of the present consolidated financial statements this interpretation is in force, although it has not been adopted by the European Union. The Group expects that the future implementation of this interpretation shall not have a relevant impact on the consolidated financial statements of the Group.

(4)	This interpretation refers to the transfers of assets received starting from 1 July 2009.

The Group has decided not to apply those Standards and Interpretations adopted by the European Union which are not yet in force. The impact that such Standards and Interpretations will have on the consolidated financial statements of the Group is currently being assessed.

In the present period, the Group has applied the amendment to IAS 39 “Financial Instruments: Recognition and Measurement” and the amendment to IFRS 7 “Financial Instruments: Information to be disclosed”. These amendments have been issued by the IASB and adopted by the European Union in 2008 and are effective from 1 July 2008. The adoption of these amendments to the Standards, has not had any impact on the consolidated financial statements of the Group.

Two interpretations have also been implemented in this period: IFRIC 11 “IFRS 2 – Group and Treasury Share Transactions” and IFRIC 14 “IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction”. The implementation of these interpretations has had no impact on the consolidated financial statements of the Group.

(5)	FINANCIAL RISK MANAGEMENT AND DEFINITION OF HEDGES

Repsol YPF has an organisation and systems that enable it to identify, measure and control the risks associated with the financial instruments to which the Group is exposed. Below is the breakdown of the information related to them and required by IFRS 7 “Financial Instruments: Information to be disclosed”.

The Group Managing Director of Finance is in charge of the liquidity risk management, control, coordination and tracking of the market and credit risk for the whole Group. The group operations comprise the following types of financial risks:

5.1 Market Risk

5.2 Liquidity Risk

5.3 Credit Risk

5.1) Market Risk

Market risk is the potential loss faced due to adverse movements in market variables. The Group is exposed to several types of market risks:

-	Exchange rate risk: the results of the transactions are exposed to changes in the exchange rates, mainly the dollar against the euro and other currencies of the countries where we operate in. The Group raises its financing mainly in dollars, either directly or by the use of exchange rate derivatives.

-	Commodities price risk: due to the development of commercial transactions and activities, the results of the group are exposed to the volatility of the price of crude oil, natural gas and their derivative products. The Group occasionally contracts financial derivatives with the aim to decrease the exposure to the price risk. These derivatives offer an economic hedge of the results, even though these are not always designated as hedging instruments for accounting purposes.

-	Interest rate risk: the market value of the net financing and the net interests of the Group may be affected due to fluctuations in interest rates. The Group occasionally contracts interest rate derivatives to decrease the risk of fluctuations in finance costs or in its debt market value. These derivatives are in general designated for accounting purposes as hedging derivatives.

The	hedging instruments held by Repsol YPF at 31 December 2008 and 2007 are described in Note 38.

Measurement

The Company monitors the exposure to market risk in terms of sensitivities. These are complemented with some other risk measures when the nature of the risk positions so require.

Quantification	of the Market Risk and the Analysis of Sensitivity

At 31 December 2008 and 2007, the net financing received from financial assets, excluding the accounts receivable (see Notes 15 and 19) and including derivative assets on financial transactions, at a fixed rate amounted to EUR 4,902 million and EUR 5,487 million, respectively. These amounts correspond to 69% and 76%, respectively, from the total amount.

As of 31 December 2008 and 2007, net financing received from financial assets, excluding accounts receivables and including derivatives on financial transaction, in dollars, was EUR 4,972 million and EUR 4,800 million, respectively. These amounts are 70% and 67%, respectively, of the total amount. The amounts in other currencies other than euro and dollar were EUR 292 million at 31 December 2008 and EUR 172 million at 31 December 2007. The amounts are, approximately 4% and 2% of the total amount in 2008 and 2007, respectively.

The following describes the sensitivity to the result and the equity for their effect in the heading “Adjustments for changes in value” before changes in the main market risks caused by the financial instruments, pursuant to the requirements of the IFRS 7 “Financial instruments: information to be disclosed”. The estimates shown are representative both of favorable and unfavorable changes: the increases and decreases in risk factors in the same amount cause a similar and opposite impact. The analysis of sensitivity uses variations in risk factors representative of its historical behavior.

a)	Exchange rate risk: the funds obtained by Repsol YPF are mainly in dollars either directly or through exchange rate derivatives. Likewise, it keeps accounts receivable and payable in different currencies because of its business transactions. A 5% appraisal of the euro against the dollar would mean, for its effect in the financial instruments a decrease approximately from the net result of EUR 2 million in 2008 and an increase of EUR 57 million in 2007, respectively, and an increase of the “Adjustments for changes in value” of approximately EUR 299 million in 2008 and EUR 67 million in 2007, respectively. The exposures to risk of other currencies are not relevant for the Group.

b)	Commodities risk price: At 31 December 2008 and 2007, a 10% increase in the crude and oil products would imply, due to the impact on the financial instruments held by the Group at those dates, a decrease in the net profit of approximately EUR 27 million and EUR 24 million, respectively.

c)	Interest rate risk: At 31 December 2008 and 2007, an increase in 0.5% in the interest rates in all the terms of the financial instruments owned by the Group would near a decrease in the net profit by an amount of approximately EUR 4 million in 2008 and a increase in the net profit of EUR 22 million in 2007, as well as an increase in “Adjustments for changes in value” by an amount of approximately EUR 25 million and EUR 12 million in 2008 and 2007, respectively.

5.2)	Liquidity risk

Liquidity risk is associated to the ability of the Group to finance its obligations at reasonable market prices, as well as to carry out its business plans with stable financing sources.

Repsol YPF keeps a prudent protection policy facing liquidity risk. Accordingly, it keeps enough cash resources and other liquid financial instruments and unused credit lines available to meet the loan maturities and finance debt foreseen in the next twelve months. In addition, the Group had available unused credit lines for an amount of EUR 3,916 million and EUR 4,132 million at 31 December 2008 and 2007, respectively.

The tables below present an analysis on the maturities of the financial liabilities existing at 31 December 2008 and 2007.

31 December 2008	Maturity Date
	2009	2010	2011	2012	2013	Subsequent years	Total
	Millions of Euros
Trade payables	2,878	—	—	—	—	—	2,878
Other payables	5,027	—	—	—	—	—	5,027
Loans and others financial debts(1)	1,913	2,405	502	1,111	1,246	2,434	9,611
Preference Shares(1)(2)	132	129	3,114	39	39	521	3,974
Derivatives(1)	(27)	(93)	(29)	(1)	3	(88)	(235)

31 December 2007	Maturity Date
	2008	2009	2010	2011	2012	Subsequent years	Total
	Millions of Euros
Trade payables	4,491	—	—	—	—	—	4,491
Other payables	4,347	—	—	—	—	—	4,347
Loans and others financial debts(1)	1,714	782	2,224	407	1,113	3,785	10,025
Preference Shares(1)(2)	180	180	180	3,156	37	492	4,225
Derivatives(1)	58	20	23	19	18	178	316

NOTE: The amounts shown are the contractual undiscounted cash flows; therefore, they differ from the amounts included on the consolidated balance sheet.

(1)	Corresponding to future maturities of the amounts recognised under the headings “Non-Current financial liabilities” and “Current financial liabilities”.

(2)	The preference shares issued are perpetual, redeemable only at the choice of the issuer (see details in Note 19). Nevertheless, the preference shares issued in dollars (by a nominal amount of 725 million dollars) are redeemable since 2002; the figures shown in the tables assume that these are redeemed after 2013 thus in the period “Subsequent Years” the figures are equal to its face value. The assumptions made are conventional and must not be interpreted as forecasts of the decisions the Group shall take in the future.

5.3)	Credit Risk

Credit risk is defined as the possibility of a third party not complying with his contractual obligations, thus creating losses for the Group.

Credit risk in the Group is measured and controlled in relation to the customer or individual third party. The Group has its own systems for the permanent credit evaluation of all its debtors and the determination of risk limits with respect to third parties.

Maximum exposure

The exposure of the Group to credit risk is mainly attributable to commercial debts from trading transactions, whose amounts are shown on the consolidated balance sheet net of allowances for doubtful accounts for an amount of EUR 5,758 million and EUR 7,103 million, respectively at 31 December 2008 and 2007. The allowances for doubtful accounts are measured by the following criteria:

-	The seniority of the debt

-	The existence of bankruptcy proceedings

-	The analysis of the capacity of the customer to return the credit granted.

The allowances for doubtful accounts are shown at 31 December 2008 and 2007 in Note 15 about financial assets. These allowances represent the best estimates of the Group for the losses incurred in relation to the accounts receivable.

The maximum exposure to credit risk of the Group, according to the type of financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below, is detailed below at 31 December 2008 and 2007:

	Million of Euros
Maximum exposure	2008	2007
- Commercial debts	6,088	7,453
- Derivatives	403	757
- Cash and cash-equivalents	2,891	2,585

Credit risk of the liquid funds and derivative instruments is restricted because the counterparties are banking authorities to which the international rating agencies have assigned high qualifications. Likewise, the vast majority of the accounts receivable neither due nor provisioned have a high credit quality according to the valuations of the Group, based on the solvency analysis and the payment habits of each customer.

The Group does not have a significant concentration of credit risk. This exposure is distributed among a high number of customers and other counterparties. No customer represents more than 4% of the total amount of these accounts receivable.

Guarantee Policy

As a general rule, the Group establishes a bank guarantee issued by the Financial Entities as the most suitable instrument of protection from credit risk. In some cases, the Group has contracted insurance credit policies whereby this transfers to third parties the credit risk related to the business activity of some of their businesses.

At 31 December 2008, the Group has guarantees in force granted by third parties for an accumulated amount of EUR 2,460 million. At 31 December 2007, this figure was EUR 1,949 million. From this amount, the commercial debts at 31 December 2008 and 2007 that are covered by guarantees amount to EUR 701 million and EUR 792 million, respectively.

During 2008, the Group executed guarantees received for an amount of EUR 10 million. In 2007 this figure was EUR 19 million.

Non-impaired overdue financial assets

The following table discloses the aging of the non-provisioned due debt:

	Millions of Euros
Due date	2008	2007
- Non due debt	5,112	5,934
- Due debt 0-30 days	408	538
- Due debt 31-180 days	200	454
- Due debt for more than 180 days(1)	38	177

Total	5,758	7,103

(1)	Mainly corresponds to guaranteed debt or debt with Official Organisms.

Impaired financial assets are disclosed in Note 15.

(6)	CAPITAL MANAGEMENT

Repsol YPF, as an essential part of its strategy, has committed to keep a policy of financial prudence. The capital structure targeted is defined by this commitment of solvency and the aim to maximise the shareholders’ profitability.

The quantification of the capital structure targeted is set as the relation between the net financing and the shareholders’ equity, according to the ratio:

Net financing
Net financing + Shareholders’ Equity

The criteria for the calculation of this ratio are the following:

Net financing includes net financial debt and preference shares.

Repsol YPF maintains a prudent protection policy facing liquidity risk. Thus, Repsol maintains enough cash resources and other liquid financial instruments to meet the loan maturities and finance debt foreseen in the next twelve months. Thus, this ratio shows more accurately the solvency of the Group, using the concept of net debt, instead of gross debt, where financial investments are deducted.

Given the importance of preference shares in the financing of Repsol YPF, they are included in the net financing concept, even when its perpetuity nature bestow them with features close to Equity in a solvency and enforceability analysis of the debt.

The net financial debt includes the following items of the consolidated balance sheet at 31 December 2008 and 2007:

	Millions of Euros
	2008	2007
Non-current financial liabilities	10,315	10,065
Less: Preference shares (see Note 19)	(3,524)	(3,418)
Current financial liabilities	1,788	1,501
Non-current financial assets	(2,466)	(1,650)
Less: financial assets available for sale (see Note 15)	881	138
Other current financial assets	(494)	(266)
Cash and cash equivalents	(2,891)	(2,585)
Hedging derivatives instruments on interest rate (see Note 38)	(275)	(292)

Net Financial Debt	3,334	3,493
Preference Shares (see Note 19)	3,524	3,418

Net financing(*)	6,858	6,911

(*)	In addition, at 31 December 2008 and 2007, the amounts of EUR 721 million and EUR 632 million are recognised under the heading “Other non-current liabilities” and EUR 31 million and EUR 61 million under the heading “Other Creditors” corresponding to financial leases measured at amortised cost (see Note 23).

The evolution and analysis of this ratio is made on a constant basis, also with future estimates as a key and restrictive factor in the strategy of investments and in the dividend policy of the group Repsol YPF. At 31 December 2008 and 2007, this ratio has been 24.4% and 26.5%, respectively.

(7)	ACCOUNTING ESTIMATES AND JUDGMENTS

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

The accounting policies and areas which require the highest degree of judgment and estimates in the preparation of the consolidated financial statements are: (i) crude oil and natural gas reserves; (ii) provisions for litigation and other contingencies; (iii) the calculation of income tax and deferred tax assets; (iv) impairment test of assets (see Note 4.9), and (v) derivative financial instruments (see Note 4.22).

Crude oil and gas reserves

Estimating crude oil and gas reserves form an integral part of the Company’s decision making process. The volume of crude oil and gas reserves is used to calculate the depreciation using production unit ratios and to assess the recoverability of the investments in exploration and production assets (see Notes 10 and 12).

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

(8)	GOODWILL

The detail, by company, of the goodwill at 31 December 2008 and 2007, is as follows:

	Millions of Euros
	2008	2007
YPF, S.A.	1,730	1,927
Gas Natural SDG, S.A.	321	321
Refap, S.A.	—	254
Repsol Portuguesa, S.A.	154	154
Repsol Gas Portugal, S.A.	118	118
Empresas Lipigas, S.A.	66	80
EESS de Repsol Commercial P.P.	96	93
Buenergía Gas & Power, Ltd.	38	36
Grupo Dersa	29	29
Repsol Italia	28	28
Grupo Nettis	24	24
Grupo Generación México	27	26
Other companies	220	218

Balance at end of the year	2,851	3,308

The changes in 2008 and 2007 in this line item in the accompanying consolidated balance sheet were as follows:

	Millions of Euros
	2008	2007
Balance at beginning of year	3,308	3,422
Additions	—	41
Change in the scope of consolidation	(2)	—
Divestments	(292)	(1)
Translation differences	73	(229)
Write-downs	—	—
Reclasifications and others changes	(236)	75

Balance at end of year	2,851	3,308

The divestment registered in 2008 corresponds to the goodwill derecognised due to the sale of the 15% share in YPF (see Note 31).

In addition, in the year 2008 there is a decrease in this heading as a result of the classification of the participation of the Group in Alberto Pasqualini Refap, S.A. in this period as non-current assets available for sale (see Note 14).

The main acquisitions in 2007 were the Group Generación México (see Note 30), which resulted in the acquisition of goodwill amounting to EUR 26 million and the acquisition of additional shares in companies of the Group Gas Natural (mainly Gas Natural Argentina SDG, S.A., Invergas, S.A. Natural Energy, S.A. and Natural Servicios, S.A.) which generated goodwill of EUR 11 million.

The detail of the gross goodwill and accumulated impairment losses at 31 December 2008 and 2007 is as follows:

	Millions of Euros
	2008	2007
Gross goodwill	2,863	3,320
Accumulated impairment losses	(12)	(12)

Net goodwill	2,851	3,308

In 2008 and 2007 there was no write-down registered in goodwill.

Testing goodwill for impairment

The detail, by company, of the goodwill at 31 December 2008 and 2007, is as follows:

	Millions of Euros
	2008	2007
Upstream	86	81
Downstream	550	816
YPF	1,730	1,927
Upstream	1,181	1,316
Downstream	549	611
Gas Natural	485	484

TOTAL	2,851	3,308

Repsol YPF considers that, based on current knowledge, the reasonably possible changes in key assumptions for determining fair value, on which the determination of the recoverable amounts was based, will not cause the carrying amounts of the cash-generating units to exceed the recoverable amounts at 31 December 2008 and 2007.

In Argentina, in order to determine the fair values of the downstream business, a scenario was considered including the gradual recovery, over the next few years, of a similar economic situation to that which existed prior to the change in peso-US dollar convertibility. In any case, YPF’s downstream business in Argentina is integrated with the company’s upstream business to a considerable extent.

(9)	OTHER INTANGIBLE ASSETS

The detail of the intangible assets and the related accumulated depreciation at 31 December 2008 and 2007, and of the changes therein is as follows:

	Millions of Euros
	Leasehold Assignment, Surface and Usufruct Rights	Emission Allowances	Flagging Costs	Exclusive Supply Contracts	Other Intangible Assets	Total
COST
Balance at 1 January 2007	690	260	216	165	921	2,252
Additions(1)	9	2	10	18	106	145
Disposals and derecognitions	(15)	(5)	(13)	(2)	(18)	(53)
Translation differences	(28)	—	(5)	—	(16)	(49)
Change in the scope of consolidation	(27)	—	—	—	(12)	(39)
Reclassifications and other changes(2)	42	(190)	23	(16)	(53)	(194)

Balance at 31 December 2007	671	67	231	165	928	2,062
Additions(1)	3	44	7	18	98	170
Disposals and derecognitions	(12)	(18)	(18)	(1)	(28)	(77)
Translation differences	14	—	2	—	(22)	(6)
Change in the scope of consolidation	—	—	(11)	—	(12)	(23)
Reclassifications and other changes(2)	—	222	(1)	(4)	24	241

Balance at 31 December 2008	676	315	210	178	988	2,367

ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES
Balance at 1 January 2007	(254)	(181)	(165)	(134)	(363)	(1,096)
Depreciation charge for the year	(31)	—	(16)	(7)	(65)	(119)
Disposals and derecognitions	9	3	12	2	6	32
Impairment losses (recognised)/reversed	(10)	(67)	—	—	—	(77)
Translation differences	12	—	3	—	8	23
Change in the scope of consolidation	8	—	—	—	9	17
Reclassifications and other changes	29	181	(4)	6	(35)	177

Balance at 31 December 2007	(237)	(64)	(170)	(133)	(440)	(1,043)
Depreciation charge for the year	(27)	—	(15)	(6)	(69)	(117)
Disposals and derecognitions	8	—	16	1	28	53
Impairment losses (recognised)/ reversed	—	(86)	—	—	—	(86)
Translation differences	(6)	—	(1)	—	3	(4)
Change in the scope of consolidation	—	—	7	—	11	18
Reclassifications and other changes	9	64	1	—	(34)	40

Balance at 31 December 2008	(253)	(86)	(162)	(138)	(501)	(1,139)

Carrying amount at 31 December 2007	434	3	61	32	488	1,018

Carrying amount at 31 December 2008	423	229	48	40	487	1,228

(1)	Investments in 2008 y 2007 are from the direct acquisition of assets totaling of EUR 170 million and EUR 145 million, respectively.

(2)

In 2008, the heading “Emission allowances” includes EUR 278 million from the rights of emissions of CO2 freely assigned for no consideration pursuant to the national assignment plan and the derecognition of the corresponding emission allowances for 2007 by EUR 67 million. In 2007 “Emission allowances” included EUR 67 million from the CO2 emission allowances assigned for no consideration pursuant to the national assignment plan and the derecognition of the corresponding rights by EUR 257 million in relation to 2006.

Repsol YPF does not own intangible assets with indefinite useful lives at 31 December 2008 and 2007.

In 2008 and 2007 the companies integrated in the consolidated Group have received for no consideration emission allowances equal to 12.2 and 11.6 million tons of CO2, respectively, in accordance with the national assignment plan, valued in EUR 278 million and EUR 67 million. This plan, also established the assignments of emission allowances for no consideration for 2009 which amount to 12.3 million tonnes of CO2 .

In 2008 and 2007 the value of the emission allowances was impaired, which gave rise to the recognition of a charge of EUR 86 million and EUR 67 million, respectively, that has been offset, by an equal amount, of deferred income recognised in the income statement for allowances received for no consideration.

The net expense in the consolidated income statement in 2008 for the emission of CO2 has been approximately EUR 16 million, while in 2007 it was less than EUR 1 million. In 2006, this item amounted to EUR 4 million.

The research and development expense recognized in the consolidated income statement has amounted in 2008, 2007 and 2006 to EUR 83 million, EUR 77 million and EUR 72 million, respectively.

The leasehold assignment surface and usufruct, the reflagging costs and image rights, the exclusive supply contracts and the administrative concessions are legal rights whose ownership is conditioned to the terms of the originating contract as described in paragraph 4.5 of Note 4.

(10)	TANGIBLE ASSETS

The detail of “Tangible assets” and of the related accumulated depreciation and accumulated impairment losses at 31 December 2008 and 2007, and of the changes therein is as follows:

	Millions of Euros
	Land, Buildings and other structures	Machinery and Plant	Investments in Areas with Reserves	Other Exploration Costs	Transport Equipment	Other tangible assets	In the Course of Construction	Total
COST
Balance at 1 January 2007	2,259	18,057	26,343	959	1,339	1,606	1,542	52,105
Additions(1)	173	364	2,008	422	13	58	1,390	4,428
Disposals or derecognitions(3)	(211)	(155)	(28)	(53)	(6)	(31)	(2)	(486)
Translation differences	(61)	(432)	(2,928)	(56)	(66)	(62)	(69)	(3,674)
Change in the scope of consolidation	(59)	299	1	1	(1)	(3)	—	238
Reclassifications and other changes(2)	8	566	1,735	45	105	(57)	(866)	1,536

Balance at 31 december 2007	2,109	18,699	27,131	1,318	1,384	1,511	1,995	54,147
Additions(1)	18	297	1,757	565	7	105	1,995	4,744
Disposals or derecognitions	(12)	(120)	(4)	(88)	(5)	(18)	(10)	(257)
Translation differences	25	171	1,583	68	31	18	52	1,948
Change in the scope of consolidation	(38)	(43)	(290)	(8)	(2)	(18)	(8)	(407)
Reclassifications and other changes(2)	38	8	(565)	(7)	24	61	(669)	(1,110)

Balance at 31 december 2008	2,140	19,012	29,612	1,848	1,439	1,659	3,355	59,065

ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES
Balance at 1 January 2007	(678)	(10,692)	(15,170)	(589)	(549)	(938)	(14)	(28,630)
Depreciation charge for the year	(57)	(876)	(1,685)	(280)	(46)	(79)	—	(3,023)
Disposals or derecognitions	8	136	13	50	5	13	—	225
Impairment losses (recognised)/reversed(4)	12	16	(10)	(1)	—	(10)	—	7
Translation differences	24	270	1,753	32	47	29	—	2,155
Change in the scope of consolidation	18	19	—	—	—	2	—	39
Reclassifications and other changes(2)	(4)	140	(1,271)	(7)	1	(117)	14	(1,244)

Balance at 31 December 2007	(677)	(10,987)	(16,370)	(795)	(542)	(1,100)	—	(30,471)
Depreciation charge for the year	(48)	(892)	(1,644)	(266)	(51)	(73)	—	(2,974)
Disposals or derecognitions	5	107	2	56	4	11	—	185
Impairment losses (recognised)/reversed(4)	3	(5)	51	—	—	—	—	49
Translation differences	(10)	(120)	(965)	(30)	(23)	(8)	—	(1,156)
Change in the scope of consolidation	21	53	150	8	1	23	—	256
Reclassifications and other changes	7	158	626	(3)	(8)	3	—	783

Balance at 31 december 2008	(699)	(11,686)	(18,150)	(1,030)	(619)	(1,144)	—	(33,328)

Carrying amount at 31 December 2007(5)	1,432	7,712	10,761	523	842	411	1,995	23,676

Carrying amount at 31 December 2008(5)	1,441	7,326	11,462	818	820	515	3,355	25,737

(1)	In 2008 the main additions were in Argentina (EUR 1,480 million), in the U.S. (EUR 415 million), the rest of Latin America (EUR 383 million), in Libya (EUR 230 million) in Canada (EUR 155 million) and in Spain (EUR 1,779 million). In 2007 the main additions to this account related to Argentina (EUR 1,311 million), U.S. (EUR 616 million), rest of Latin America (EUR 566 million), Canada (EUR 194 million) and Spain (EUR 1,326 million).

(2)	In 2008, reclassifications and other changes included (i) EUR 612 million in cost and EUR 136 million in depreciation and accumulated impairment loss corresponding to tangible assets of Alberto Pascualini Refap, S.A., company classified as non-current assets available for sale, and (ii) EUR 99 million concerning the acquisition of exploration rights in Libya pending payment. In 2007, these included (i) EUR 228 million net from a reclassification of assets available for sale and (ii) EUR 106 million from a ship acquired by financial leasing for transportation of LNG.

(3)	In 2007, from the sale of the lot described in the Note 27.

(4)	(See Note 12).

(5)	At 31 December 2008 and 2007, the amount of the provisions accumulated was EUR 492 million and EUR 651 million, respectively.

The amounts corresponding to non-depreciable assets, that is, land and assets in the course of construction, amount, respectively to EUR 719 million and EUR 3,355 million at 31 December 2008 and EUR 722 million and EUR 1,995 million at 31 December 2007, respectively. The amounts related to land are included within the heading “Land, buildings and other structures” on the previous table.

Tangible assets, included fully depreciated items for an amount of EUR 10,349 million and EUR 9,734 million at 31 December 2008 and 2007, respectively.

Repsol YPF capitalises financial expenses as part of the cost of the assets as described in Note 4. In 2008, 2007 and 2006, the average borrowing cost has been 5.69%, 6.44% and 6.14% and the amount of such financial expenses that have been capitalised amounted to EUR 67 million, EUR 95 million and EUR 35 million, respectively. Such amounts are recorded under the “Financial expenses” line item in the consolidated income statement.

Within the heading “Tangible assets” there are some investments carried out by the Repsol YPF Group in public concessions, by an amount of EUR 135 million and EUR 117 million at 31 December 2008 and 2007, respectively; these concessions shall revert to the State within a term ranging from 2009 and 2054.

In 2008 and 2007 there are included EUR 730 million and EUR 696 million, respectively, of assets acquired under finance leases. Among the assets purchased under finance leases at the end of these periods we highlight the methane ships purchased for the transport of the LNG by an amount of EUR 641 million and EUR 673 million in 2008 and 2007, respectively.

In accordance with industry practices, Repsol YPF insures its assets and operations worldwide. Among the risks insured are damages to tangible assets, together with the subsequent interruptions in its business that such damages may cause. The Group believes that the current coverage level is, in general, appropriate for the risks inherent to its business.

(11)	INVESTMENT PROPERTY

The changes in “Investment property” in 2008 and 2007 were as follows:

	Millions of Euros
	Cost	Accumulated Depreciation and Impairment Losses	Total
Balance at 1 January 2007	38	(4)	34
Disposals and derecognitions	—	—	—
Depreciation charge for the year and other changes	—	—	—

Balance at 31 December 2007	38	(4)	34
Disposals and derecognitions	(4)	—	(4)
Depreciation charge for the year and other changes	3	(2)	1

Balance at 31 December 2008	37	(6)	31

The market value at 31 December 2008 and 2007 of the assets comprised in this line item amounts to EUR 112 million and EUR 101 million, respectively.

The income recognised in 2008 and 2007 from investment properties amounted to less than EUR 1 million in each period.

(12)	ASSET IMPAIRMENT

At least once a year or whenever there is any indication that an impairment loss has been suffered, the Repsol YPF Group reviews the carrying amounts of intangible assets, tangible assets and other non-current assets, including goodwill, to determine whether those assets have suffered an impairment loss. These reviews are performed in accordance with the general principles established in Note 4.

In 2008 the net impairment losses recorded in relation to non-current assets were EUR 50 million, of which EUR 86 million were from the impairment of emission allowances (see Note 9) which was offset by the equivalent revenue from the deferred income recognised in the income statement in relation to emission allowances assigned for no consideration received under the National Assignment Plan for 2008.

The remaining registrations in 2008, a net reversal of EUR 36 million, correspond mainly to the recovery in the value of the exploration and production assets in Ecuador for an amount of EUR 42 million, due to the positive evolution of business benchmarks.

In 2007, losses in net value relating to non-current assets amounted to EUR 70 million, of which EUR 67 million correspond to the impairment of emission rights (see Note 9), the effect of which was offset by an equal amount of income arising from the transfer to profits from deferred income of emission rights received under the National Assignment Plan relating to 2007.

The remaining net impairment losses amounted to a net provision of EUR 3 million and related mainly to:

-	Impairment losses of EUR 56 million and EUR 29 million recognised in Ecuador and Argentina, respectively, mainly due to the unfavourable development of business benchmarks.

-	Revenues of EUR 49 million and EUR 33 million related to the reversal of provisions recognised in previous periods in Trinidad and Tobago and Portugal, respectively, due to the positive evolution of the business benchmarks.

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

The net impairment losses on exploration and production assets relate mainly to:

-	Trinidad and Tobago: an impairment loss of EUR 50 million was recognised as result of the reassessment of the marketability of certain fields in which the Group holds an ownership interest.

-	Argentina: an impairment loss of EUR 66 million was recognised in relation to various fields in which the Group holds an ownership interest due mainly to the evolution of the business parameters.

-	Dubai: as a result of the early termination of the contract, an impairment loss of EUR 50 million was recognised which, net of the related tax effect, gave rise to a net loss of EUR 11 million.

-	Ecuador, Venezuela and Algeria: impairment losses of EUR 49 million arising also from the evolution of business parameters, were recognised.

(13)	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The most significant investments in associates, which were accounted for using the equity method, at 31 December 2008 and 2007, were as follows:

	Millons of Euros
	2008	2007
Peru LNG Company Llc	232	144
Compañía Logística de Hidrocarburos CLH, S.A.	37	56
West Siberian Resources	—	51
Atlantic LNG Company of Trinidad & Tobago	53	51
Transportadora de Gas del Perú, S.A.	38	35
Transierra, S.A.	19	35
Dynasol Elastómeros, S.A. de CV	25	27
Atlantic LNG 4	26	21
Oleoductos del Valle, S.A.	14	16
Oleoducto de Crudos Pesados (OCP), Ltd	23	22
Terminales Marítimos Patagónicos, S.A. (Termap)	10	10
Enirepsa Gas Limited	2	28
Other entities accounted for using the equity method	46	41

	525	537

Appendix I contains a list of the consolidated Group companies.

The changes in 2008 and 2007 in this heading in the accompanying consolidated balance sheet were as follows:

	Millions of Euros
	2008	2007
Balance at beginning of year	537	521
Additions(1)	99	158
Disposals(2)	(1)	(38)
Changes in the scope of consolidation	(18)	—
Result of companies accounted for using the equity method(3)	66	109
Dividends distributed	(110)	(179)
Translation differences	22	(48)
Reclassifications and other changes(4)	(70)	14

Balance at end of year	525	537

(1)	In 2008 and 2007 additions were mainly due to the contributions or acquisitions of Perú LNG y ENIREPSA. Additions in 2007 also included the acquisition of West Siberian Resources.

(2)	In 2007 included the sale of a 10% stake of CLH carried out by Repsol YPF, SA.

(3)	In 2008 the most relevant results are the earnings from Atlantic LNG (EUR 62 million), CLH (EUR 23 million) partially compensated due to losses in Enirepsa (EUR 49 million). In 2007 the most relevant results corresponded to Atlantic LNG (EUR 63 million) and CLH (EUR 59 million).

(4)	In 2008 the share in West Siberian was reclassified to financial assets available for sale due to the share dilution of the Group in this company.

The following companies over which the Group has significant management influence, given that the Group has sufficient representation on the Board of Directors, despite holding an interest of less than 20%, were accounted for using the equity method:

Company	% of Ownership
Sistemas Energéticos Mas Garullo, S.A.(1)	18.00%
Gasoducto Oriental, S.A.	16.66%
Compañía Logístia de Hidrocarburos (CLH), S.A.	15.00%
Transportadora de Gas de Perú-TGP	10.00%
Gasoducto del Pacífico (Argentina), S.A.	10.00%

(1)	A company in the Gas Natural Group, which is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group.

The following table shows the main aggregates of the Repsol YPF Group’s associates measured according to the share percentage owned, at 31 December 2008 and 2007 (see Appendix I) is as follows:

	Millions of Euros
	2008	2007
Total Assets	1,627	1,730
Total Equity	525	537
Revenue	525	776
Result for the year	66	109

(14)	NON-CURRENT ASSETS AVAILABLE FOR SALE AND LINKED LIABILITIES

At 31 December 2008, Repsol YPF had non-current assets available for sale amounting to EUR 1,251 million and liabilities linked to these assets for an amount of EUR 601 million, which mainly correspond to assets and liabilities related to its participation in Alberto Pasqualini Refap S.A. for an amount of EUR 1,088 million and EUR 589 million, respectively.

At 31 December 2008 Repsol YPF owned non-current assets available for sale for an amount of EUR 80 million mainly corresponding to assets for electric energy production in Venezuela.

The main balance sheet items classified as assets available for sale and linked liabilities at 31 December 2008 and 2007 were as follows:

	Millions of Euros
	2008	2007
Goodwill	269	—
Tangible assets and other intangible assets	692	67
Other non-current Assets	15	2
Current Assets	275	11

	1,251	80

Non-Current Liabilities	174	—
Current Liabilities	427	—

	601	—

	650	80

(15)	CURRENT AND NON-CURRENT FINANCIAL ASSETS

The detail of the different concepts that are included on the balance sheet, is as follows:

	Millions of Euros
	2008	2007
Non-current financial assets	2,466	1,650
Non-current derivatives on trading transactions(1)	9	4
Other current financial assets	494	266
Current derivatives on trading transactions(2)	49	54
Cash and cash equivalents	2,891	2,585

	5,909	4,559

(1)	Classified under the heading “Other non-current assets”.
(2)	Classified under the heading “Other receivables”

The detail, by type and maturity, of the Group’s financial assets at 31 December 2008 and 2007, is as follows:

	31 December 2008
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Financial assets available for sale	Loans and receivables (3)	Held to maturity investments	Hedging derivatives	Total
FINANCIAL ASSETS: NATURE / CATEGORY
Equity instruments	—	—	881	—	—	—	881
Derivatives	15	—	—	—	—	131	146
Other financial assets	—	81	—	1,295	72	—	1,448

Long term / Non-current	15	81	881	1,295	72	131	2,475
Derivatives	108	—	—	—	—	149	257
Other financial assets(1)	—	203	—	125	2,849	—	3,177

Short term / Current	108	203	—	125	2,849	149	3,434

TOTAL	123	284	881	1,420	2,921	280	5,909

	31 December 2007
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Financial assets available for sale	Loans and receivables (3)	Held to maturity investments	Hedging derivatives	Total
FINANCIAL ASSETS: NATURE / CATEGORY
Equity instruments	—	—	138	—	—	—	138
Derivatives	—	—	—	—	—	704	704
Other financial assets	—	116	—	464	232	—	812

Long term / Non-current	—	116	138	464	232	704	1,654
Derivatives	5	—	—	—	—	52	57
Other financial assets(1)	—	70	—	98	2,680	—	2,848

Short term / Current	5	70	—	98	2,680	52	2,905

TOTAL	5	186	138	562	2,912	756	4,559

(1)	Under the headings “Sales and Services customers” and “Other receivables” from the balance sheet there is an amount of EUR 6,340 million and EUR 7,707 million in 2008 y 2007, respectively, arising out of receivables not included in the breakdown of the financial assets in the previous table (these amounts include the assets for current derivatives on trading transactions described in the Note 2 above).

Following is a description of the current and non-current financial assets classified by nature:

15.1)	Financial assets held for trading

Derivatives not designated as hedging instruments are included within this category.

15.2)	Other financial assets at fair value through profit or loss

Financial assets measure at fair value through profit or loss in the years 2008 and 2007 mainly correspond to collective mutual funds.

15.3)	Financial assets available for sale

Mainly correspond to minority interests in certain companies over whose management the Group does not hold any influence.

The movement of the assets available for sale at 31 December 2008 and 2007 is the following:

	Millions of Euros
	2008	2007
Balance at beginning of year	138	160
Additions(1)	531	1
Disposals	(4)	(14)
Adjustments to fair value(2)	(72)	(10)
Reclassifications and other changes(3)	288	1

Balance at end of year(4)	881	138

(1)	In 2008 it includes EUR 517 million corresponding to the purchase of the 9.99% of Unión Fenosa carried out by Gas Natural (company proportionately consolidated in the Group’s financial statements).

(2)	In 2008 corresponds mainly to the measurement at fair value of West Siberian Resources (EUR 36 million), Unión Fenosa (EUR 22 million) and Enagás (EUR 16 million). In 2007 corresponded mainly to the measurement at fair value of Enagás.

(3)	In 2008 it includes the acquisition of an additional 4.72% of Unión Fenosa carried out by Gas Natural for an amount of EUR 239 million, by deferred payment.

(4)	In 2008 it corresponds mainly to the stake in Unión Fenosa (EUR 736 million) and Enagás (EUR 58 million). In 2007 the most relevant stake was in Enagás, assessed for an amount of EUR 74 million.

In the year 2007 the stake in Naturgas Energía Grupo S.A., (through Gas Natural) was sold, creating a net profit of EUR 20 million in the income statement, and reducing the adjustments for change in value of net equity.

15.4)	Loans and receivables

These include the following items:

	Millions of Euros
	2008	2007
Loans and receivables(1)	1,420	562
Sales and service customers	4,209	5,767
Other receivables	2,180	1,993
(Less: current derivatives on trading transactions)	(49)	(54)

Total	7,760	8,268

(1)	In agreement with the schedule at the beginning of this Note.

The fair value of the loans and receivables of the Group is detailed in the following table:

	Millions of Euros
	Carrying Amount		Fair Value
	2008	2007	2008	2007
a) Financial assets(1)(2):
Other non-current financial assets	1,295	464	1,254	525
Other current financial assets	125	98	125	98

	1,420	562	1,379	623
b) Current commercial accounts:
Sales and services customers	4,209	5,767	4,209	5,767
Accounts receivable	4,539	6,117	4,539	6,117
(Less: allowance for doubtful accounts)	(330)	(350)	(330)	(350)
Other receivables	2,131	1,939	2,131	1,939

	6,340	7,706	6,340	7,706

Total	7,760	8,268	7,719	8,329

(1)	Among the current and non-current financial investments there are loans to non-consolidated companies and the portion of loans to consolidated companies not eliminated in the process of consolidation for an amount of EUR 376 million and EUR 345 million in 2008 and 2007, respectively. In addition, in 2008 it includes the loan granted to Petersen, due to the sale of a stake in YPF (see Note 31).

(2)	The profitability accrued by the financial assets detailed in the above table corresponds to an average interest of 8.30% and 9.35% in 2008 and 2007.

The maturity of the investments included under the heading of non-current loans and receivables is the following:

	Millions of Euros
Due date	2008	2007
2009	—	—
2010	3	—
2011	1	—
2012	—	—
2013	117	—
Subsequent years	1,173	464

	1,295	464

The changes in 2008 and 2007 in the allowance for doubtful accounts were as follows

	Millions of Euros
	2008	2007
Balance at beginning of the year	350	381
Impairment losses recognised/(reversed)	57	2
Variations in the consolidation scope	(31)	(8)
Derecognitions	(50)	(7)
Translation differences	4	(18)

Balance at end of the year	330	350

15.5)	Held to maturity investments

The detail of the held to maturity investments at 31 December 2008 and 2007 is as follows:

	Millions of Euros
	Carrying Amount		Fair Value
	2008	2007	2008	2007
Non Current Financial assets	72	232	72	232
Current Financial Assets	55	105	55	105
Cash Equivalents	1,492	1,891	1,492	1,891
Cash on hand and at banks	1,302	684	1,302	684

	2,921	2,912	2,921	2,912

Financial investments amount to EUR 2,921 million and EUR 2,912 million at 31 December 2008 and 2007, respectively, and are mainly from placements in banks and collateral deposits. These financial investments have accrued an average interest of 4.31% and 4.27% in 2008 and 2007, respectively.

The non-current financial assets held-to-maturity mature as follows:

	Millions of Euros
Maturity	2008	2007
2009	—	11
2010	40	43
2011	9	4
2012	23	16
2013(1)	—	25
Subsequent years(1)	—	133

	72	232

(1)	In 2008 collaterals associated to net investment hedge discontinued operations, described in the paragraph 38.4 of the Note 38, have been cancelled.

(16)	INVENTORIES

The detail of “Inventories” at 31 December 2008 and 2007 is as follows:

	Millions of Euros
	Cost	Provision of Allowance	Net
At 31 December 2008
Crude oil and natural gas	982	—	982
Finished and semi-finished goods	2,429	(253)	2,176
Supplies and other inventories	449	(23)	426

	3,860	(276)	3,584

At 31 December 2007
Crude oil and natural gas	1,543	—	1,543
Finished and semi-finished goods	2,302	(2)	2,300
Supplies and other inventories	863	(31)	832

	4,708	(33)	4,675

In 2008 a net expense of EUR 239 million has been recognised under the heading “Changes in inventory of finished goods and work-in-process inventories” due to the assessment of the stock of finished products at their productions cost.

At 31 December 2008 the amount of the stocked assets at fair value less the necessary costs for their sale amounted to EUR 93 million and the impact on the income statements by the market valuation thereof was a profit of EUR 2 million. At 31 December 2007 these stocked assets amounted to EUR 144 million and the impact in the consolidated income statement due to the market valuation thereof was a loss of EUR 3 million.

The Repsol YPF Group complies, both at 31 December 2008 and at 31 December 2007, with the requirements regarding minimum safety stocks established by the applicable laws (see Note 2), through the Spanish companies integrating the Group.

(17)	EQUITY

Changes in equity for the periods 2008, 2007 and 2006 are as follows:

	Net equity attributable to the parent company
	Equity
Millions of Euros	Share capital	Share premium and reserves	Treasury shares	Results attributable to the parent company	Adjustments for changes in value	Total net equity attributable to the parent company	Minority interests	Total net equity
Final balance at 31/12/2005	1,221	11,240	—	3,120	681	16,262	528	16,790
Adjustments	—	—	—	—	—	—	—	—

Initial adjusted balance	1,221	11,240	—	3,120	681	16,262	528	16,790
Total recognised income/(expenses)	—	—	—	3,124	(1,050)	2,074	185	2,259
Transactions with partners and owners
Distribution of dividends	—	(806)	—	—	—	(806)	(93)	(899)
Transactions with treasury shares or interest in equity (net)	—	—	—	—	—	—	—	—
Increases / (Reductions) for business combinations	—	—	—	—	—	—	(2)	(2)
Other changes in net equity
Transfers between items of net equity instruments	—	3,120	—	(3,120)	—	—	—	—
Other changes	—	(97)	—	—	—	(97)	(9)	(106)

Final balance at 31/12/2006	1,221	13,457	—	3,124	(369)	17,433	609	18,042
Adjustments	—	—	—	—	—	—	—	—
Initial adjusted balance	1,221	13,457	—	3,124	(369)	17,433	609	18,042

Total recognised income/(expenses)	—	—	—	3,188	(1,057)	2,131	123	2,254
Transactions with partners and owners
Distribution of dividends	—	(1,050)	—	—	—	(1,050)	(71)	(1,121)
Transactions with treasury shares or interest in equity (net)	—	—	4	—	—	4	—	4
Increases / (Reductions) for business combinations	—	—	—	—	—	—	(7)	(7)
Other changes in net equity
Transfers between items of net equity instruments	—	3,124	—	(3,124)	—	—	—	—
Other changes	—	(7)	—	—	—	(7)	(3)	(10)

Final balance at 31/12/2007	1,221	15,524	4	3,188	(1,426)	18,511	651	19,162
Adjustments	—	—	—	—	—	—	—	—

Initial adjusted balance	1,221	15,524	4	3,188	(1,426)	18,511	651	19,162
Total recognised income/(expenses)	—	—	—	2,711	367	3,078	186	3,264
Transactions with partners and owners
Distribution of dividends	—	(1,242)	—	—	—	(1,242)	(391)	(1,633)
Transactions with treasury shares or interest in equity (net)	—	—	(245)	—	—	(245)	—	(245)
Increases / (Reductions) for business combinations	—	—	—	—	—	—	—	—
Other changes in net equity
Transfers between items of net equity instruments	—	3,188	—	(3,188)	—	—	—	—
Other changes	—	(2)	—	—	—	(2)	724	722

Final balance at 31/12/2008	1,221	17,468	(241)	2,711	(1,059)	20,100	1,170	21,270

17.1)	Share Capital

The share capital at 31 December 2008 and 2007 consisted of 1,220,863,463 fully subscribed and paid up shares of 1 euro par value each, all listed on the continuous Spanish, New York Stock Exchanges and Buenos Aires stock exchange.

Repsol YPF’s bylaws limit the maximum number of votes that any single shareholder or companies belonging to the same group may cast at the General Meeting at 10% of the voting stock.

Per the most recent information available to Repsol YPF the company’s most significant shareholders were the following:

Shareholder	% total over share equity
Sacyr Vallehermoso, S.A.(1)	20.01
Criteria Caixa Corp.(2)	14.31
Petróleos Mexicanos(3)	4.81

(1)	Sacyr Vallehermoso, S.A. holds its stake through Sacyr Vallehermoso Participaciones Mobiliarias, S.L.

(2)	Criteria Caixa Corp. owns 9.28% directly and 5.02% indirectly through Repinves, S.A. (a company where Criteria Caixa Corp. holds a 67.60%)

(3)	Petróleos Mexicanos (Pemex) holds its stake through Pemex Internacional España, S.A. and through several swap instruments (equity swaps) with certain financial entities which established certain mechanisms that enable Pemex to exercise the economic and political rights of a percentage of up to 4.81% of the share capital of the Company.

Additionally, the companies Barclays Global Investors, NA, Barclays Global Investors, Ltd. Barclays Global Fund Advisors and Barclays Global Investors (Deutschland) AG notified the CNMV on 18 January 2008 of the existence of a shareholders’ voting agreement with respect to shares representing a 3.22% stake in Repsol YPF. According to the information provided to the CNMV, the Barclays entities are fund management companies to which their parent company (Barclays Global Investors UK Holdings, Ltd.) does not give direct or indirect instructions in respect of the exercise of the voting rights by fund management companies.

At 31 December 2008, the following Group companies’ shares were publicly listed:

Company	Number of Listed Shares	% of share capital listed	Stock exchanges	Year-end market price	Average last quarter	Currency
Repsol YPF, S.A.	1,220,863,463	100%	Spanish stock exchange (Madrid, Barcelona, Bilbao, Valencia)	15.10	15.52	euros
			Buenos Aires stock exchange	72.90	73.03	pesos
			New York stock exchange	21.51	20.51	dollars
Gas Natural SDG, S.A.	447,776,028	100%	Spanish stock exchange	19.29	22.28	euros
			(Madrid, Barcelona, Bilbao, Valencia)
YPF	393,312,793	100%	Buenos Aires stock exchange	160.00	156.96	pesos
			New York stock exchange	46.00	46.11	dollars
Refinería La Pampilla, S.A.	36,063,999	100%	Lima stock exchange	11.00	13.02	Soles
YPFB Andina, S.A. (formerly, Empresa Petrolera Andina, S.A.)(1)	13,439,520	100%	Bolivian stock exchange
Compañía Logística de Hidrocarburos, CLH	1,779,049	2.54%
Series A	90,000	100.00%	Spanish stock exchange	49.00	41.46	euros
Series D	1,689,049	100.00%	(Madrid, Barcelona, Bilbao, Valencia)

(1)	YPFB Andina, S.A. has not had any movement during 2008.

17.2)	Share Premium

The share premium at 31 December 2008 and 2007 amounted to EUR 6,428 million. The Consolidated Companies Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

17.3)	Reserves

Legal Reserve

Under the Limited Company Law, 10% of net income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Revaluation Reserve

The balance of “Revaluation Reserve” (Royal Decree-Law 7/1996) can be used, free of tax, to offset losses (both prior years’ accumulated losses, current year losses or losses which might arise in the future), and to increase capital. From 1 January 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised. The distribution of these reserves would give rise to entitlement to a dividend double taxation tax credit. If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to taxation.

Others reserves

It includes (i) the transition to IFRS reserve, which comprises the adjustments related to the differences between the previous accounting principles and the IFRS, from events and transactions before the transition date to IFRS (1 January 2004) and (ii) all the results created and not distributed as dividends, which had not been recognised in any of the different reserves previously mentioned.

17.4)	Treasury shares

The Ordinary Shareholders Meeting, held on 14 May 2008, authorised the Board of Directors, for a period of eighteen months, to pursue the acquisition of Repsol YPF shares, directly or through controlled companies, up to a maximum of shares that, added to the ones already owned by Repsol YPF, S.A. and any of its subsidiaries, do not exceed 5% of the share capital and for a consideration price or value neither minor than the par value nor higher than its market quotation. This agreement rendered set aside the authorisation in the same terms and for the same period passed by in the previous Ordinary Shareholders Meeting held on 9 May 2007.

By virtue of the aforementioned authorisations Repsol YPF has acquired during 2008 12,924,428 Treasury shares, representing 1.06% of the share capital, for an amount of EUR 261.73 million, with a par value of EUR 12.92 million. Likewise, Repsol YPF has disposed of in the period 695,000 shares, for an amount of EUR 17.5 million whose par value amounted to EUR 0.69 million. The gains realized in these transactions were EUR 0.6 million recorded under the heading “Treasury shares” in Equity. At 31 December 2008 the Group held 12,229,428 shares of the parent company, whose acquisition cost amounted to EUR 244.79 million.

During the year 2007, and under the previous authorisations granted by the Ordinary Shareholders Meeting, 4,462,665 Treasury shares were purchased, which represented 0.366% of the share capital, for an amount of EUR 110.69 million, with a par value of EUR 4.46 million. Likewise, the same number of shares (4,462,665 shares) was disposed of for an amount of EUR 114.30 million. The resulting figure of these transactions was EUR 3.61 million recognised in the heading “Treasury shares” in Equity.

17.5)	Adjustments for change in value

This heading includes:

Financial assets available for sale

It comprises the profits and losses, net of the related tax effect, corresponding to changes in the fair value of non-monetary assets classified within the category of Financial assets available for sale.

Hedge transactions

It comprises the effective part, net of the related tax effect, of changes in the fair value of derivative instruments defined as cash flow hedges (see heading 4.22 of the Note 4 and Note 38).

Translation differences

These relate to exchange differences recognised in equity as a result of the consolidation process described in Note 3, and the measurement at fair value of the financial instruments assigned as net investment hedges in foreign transactions in accordance to the method described under the heading 4.22 of the Note 4 (see Note 38).

17.6)	Minority interests

The equity attributable to minority interests at 31 December 2008 and 2007 relates to the following companies:

	Millions of Euros
	2008	2007
Refinería La Pampilla, S.A.	69	107
Empresa Petrolera Andina	—	228
Petronor, S.A.	85	97
YPF, S.A.(1)	879	61
CEG y CEG Río	40	47
Repsol Commercial de P.P., S.A.	27	28
Gas Natural ESP	27	26
Gas Natural México, S.A. de CV	13	14
EMPL	11	9
Others companies	19	34

Total	1,170	651

(1)	The change is due to the sale of a stake in this company in the period (see Note 31).

(18)	DIVIDENDS

The details of the dividend payments in 2008, 2007 and 2006 are as follows:

	31/12/2008			31/12/2007			31/12/2006
	Nominal %	Euros per share	Amount	Nominal %	Euros per share	Amount	Nominal %	Euros per share	Amount
Ordinary shares	100%	1.00	1,220	72%	0.72	880	60%	0.60	732
Remaining shares (without vote, recovery, etc.)	—	—	—	—	—	—	—	—	—
Total dividends paid
a) Dividends charged to results(1)	100%	1.00	1,220	72%	0.72	880	60%	0.60	732
b) Dividends charges to reserves or share premium	—	—	—	—	—	—	—	—	—
c) Dividends in kind	—	—	—	—	—	—	—	—	—

(1)	This amount includes EUR 3 million in dividends corresponding to Treasury shares.

The interim dividend for 2008, 2007 and 2006 gather the gross dividend per share distributed by Repsol YPF, S.A. on account of the profits of each year. In 2008 the amount accrued by Repsol YPF, S.A. amounted to EUR 641 million, however the amount reflected in the present consolidated balance sheet is EUR 634 million (0.525 gross euros per share multiplied by the number of shares not held by Repsol YPF at 31 December 2008), in 2007 to EUR 610 million (0.50 gross euros per share) and in 2006 to EUR 440 million (0.36 gross euros per share).

The final dividend subject to the period 2007 and 2006, approved by the respective General Shareholders Meeting of Repsol YPF, S.A., amounted to EUR 610 million (0.50 gross euros per share). From this amount, EUR 3 million correspond to Treasury shares owned on the payment date thereof. In 2006, it amounted to EUR 440 million (0.36 gross euros per share).

The proposal for distribution of results for the 2008, which will be subject to approval in the next General Meeting, proposes the distribution of a final dividend corresponding to 2008 payable as of 9 July 2009 and amounting to EUR 641 million (0.525 gross euros per share).

Based on the present balance sheet and the undrawn credit lines available, at the date of approval of the dividend, Repsol YPF, S.A. had sufficient liquidity for payment of the dividend pursuant to Articles 194.3 and 216 of the Joint Stock Companies Act.

(19)	FINANCIAL LIABILITIES

Following is a breakdown of the items included in the consolidated balance sheet corresponding to financial liabilities:

	Millions of Euros
	2008	2007
Non-current financial liabilities	10,315	10,065
Non-current derivatives on trading transactions(1)	5	—
Current financial liabilities	1,788	1,501
Current derivatives on trading transactions(2)	23	17

	12,131	11,583

(1)	Recorded under the item “Other non-current liabilities” in the consolidated balance sheet.

(2)	Recorded under the item “Other creditors” in the consolidated balance sheet.

Following is a breakdown of the financial liabilities acquired, most with personal guarantee, at 31 December 2008 and 2007:

	31 December 2008
	Carrying value
	Financial liabilities held for trading	Debts and payable items	Derivatives for hedging	Total	Fair value
Debts with credit entities	—	1,845	—	1,845	1,845
Obligations and other negotiable securities(1)	—	8,156	—	8,156	7,914
Derivatives	34	—	285	319	319

Long-term debts / Non-current financial liabilities	34	10,001	285	10,320	10,078

Debts with credit entities	—	1,491	—	1,491	1,492
Obligations and other negotiable securities	—	251	—	251	245
Derivatives	54	—	15	69	69

Short-term debts / Current financial liabilities	54	1,742	15	1,811	1,806

TOTAL	88	11,743	300	12,131	11,884

	31 December 2007
	Carrying value
	Financial liabilities held for trading	Debts and payable items	Derivatives for hedging	Total	Fair value
Debts with credit entities	—	1,700	—	1,700	1,693
Obligations and other negotiable securities(1)	—	8,183		8,183	8,184
Derivatives	170	—	12	182	182

Long-term debts / Non-current financial liabilities	170	9,883	12	10,065	10,059

Debts with credit entities	—	1,284	—	1,284	1,284
Obligations and other negotiable securities	—	199	—	199	199
Derivatives	11	—	24	35	35

Short-term debts / Current financial liabilities	11	1,483	24	1,518	1,518

TOTAL	181	11,366	36	11,583	11,577

(1)	Includes preference shares amounting to EUR 3,524 million and EUR 3,418 million at 31 December 2008 and 2007, respectively.

Note: At 31 December 2008 and 2007, the amounts of EUR 721 million and EUR 632 million were shown under the caption “Other non-current liabilities” and EUR 31 million and EUR 61 million under “Other creditors”, corresponding to capital leasing recorded under the amortized cost method (see Note 23).

Disclosure of currency and maturities relevant to Repsol YPF’s funding at 31 December 2008 and 2007 is provided in paragraph 5.2 of the Note 5, concerning liquidity risk.

Repsol YPF obtains financing mainly in dollars, either directly or by exchange rate derivatives (see Note 38.3 Net investment hedges).

The detail of the average financing and the cost thereof by instrument is as follows:

	2008		2007
	Average volume	Average cost	Average volume	Average cost
Debts with credit entities	3,363	5.61%	2,950	6.62%
Preference shares	3,423	6.02%	3,433	5.48%
Obligations	4,809	5.28%	4,844	5.30%

	11,595	5.59%	11,227	5.70%

In general, the financial debt agreements include the early maturity clauses customary in agreements of this nature.

Bond issues, representing ordinary debt, of Repsol International Finance, BV and guaranteed by Repsol YPF, S.A., totaling EUR 4,416 million (relating to a face value of EUR 4,425 million), contain certain so-called “cross-default” clauses whereby in the event of default, the custodian-trustee bank, at its sole discretion or at the request of the holders of at least one-fifth of the debentures, or by means of an extraordinary resolution, can declare all the aforementioned debentures issues due and payable.

Additionally, in relation to certain negotiable debenture issues totaling EUR 118 million (relating to a face value of EUR 119 million), YPF, S.A. agreed to certain clauses, including among others, “cross-default” clauses, and not to create any liens or charges on its assets in excess of 15% of the total consolidated assets. In the event of default where to occur, the trustee or the holders of at least 25% of the total principal of the debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

Following is a breakdown of issuances, repurchases and reimbursements of debt securities (recorded under the caption “Obligations and other negotiable securities”) taken place during 2008 and 2007:

	Balance at 31/12/2007	(+) Issuances	(-) Repurchases or reimbursements	(+/-) Exchange- rate and other adjustments	Balance at 31/12/2008
Bonds and other debt securities issued by the European Union with prospectus	7,682	186	(186)	74	7,756
Bonds and other debt securities issued outside the European Union	700	—	(77)	28	651

TOTAL	8,382	186	(263)	102	8,407

	Balance at 31/12/2006	(+) Issuances	(-) Repurchases and reimbursements	(+/-) Exchange- rate and other adjustments	Balance at 31/12/2007
Bonds and other debt securities issued by the European Union with prospectus(1)	6,391	1,250	1	40	7,682
Bonds and other debt instruments issued by the European Union without prospectus	1	—	(1)	—	—
Bonds and other debt securities issued outside the European Union	1,140	40	(381)	(99)	700

TOTAL	7,532	1,290	(381)	(59)	8,382

(1)	On 16 February 2007, Repsol YPF, through its subsidiary, Repsol International Finance, B.V. (The Netherlands) issued guaranteed bonds in the amount of EUR 750 million, maturing in 2012, at a variable interest rate of 3 months Euribor + 0.25% and EUR 500 million maturing in 2017 at a fixed rate of 4.75%. The outstanding balance at 31 December 2008 amounts to EUR 1,247 million and the credit rating of this issuance is Fitch BBB+, Moddy’s Baa1 and S&P BBB.

Issues guaranteed by Repsol YPF conducted by its Group affiliates during 2008 and 2007 are as follows:

	Balance at 31/12/2007	(+) Granted	(-) Cancelled	(+/-) Exchange- rate and other adjustments	Balance at 31/12/2008
Issues of securities representing debt guaranteed by the Group (guaranteed amount)	4,425	—	—	—	4,425

	Balance at 31/12/2006	(+) Granted	(-) Cancelled	(+/-) Exchange- rate and other adjustments	Balance at 31/12/2007
Issues of securities representing debt guaranteed by the Group (guaranteed amount)	3,175	1,250	—	—	4,425

Preference Shares

In October 1997 the Repsol YPF Group, through its subsidiary Repsol International Capital, issued preference shares of this company amounting to 725 million dollars under the following terms:

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

The carrying amount of these instruments at 31 December 2008 and 2007 amounted to EUR 3,524 million and EUR 3,418 million, respectively, recorded under the item “Debts with credit entities” and “Obligations and other negotiable securities” in the accompanying consolidated balance sheet in Preference shares.

(20)	PROVISIONS FOR CONTINGENCIES AND EXPENSES

The detail of provisions for contingencies and expenses at 31 December 2008, 2007 and 2006, and of the changes therein in 2008, 2007 and 2006 is as follows:

	Millions of Euros
	Long-Term Provisions				Short-Term Provisions
	Provision for Pensions(1)	Provision for Field Dismantling Costs	Other Provisions	Total	Provision for Pensions(1)	Other Provisions	Total
Balance at 1 January 2006	95	683	2,100	2,878	5	185	190
Period provisions charged to income(2)	8	54	564	626	2	83	85
Reversals of provisions with a credit to income(3)	—	—	(142)	(142)	—	(3)	(3)
Provisions released due to payment	(17)	(11)	(295)	(323)	—	(132)	(132)
Changes in the scope of consolidation	—	3	—	3	—	—	—
Translation differences	(10)	(67)	(114)	(191)	(1)	(16)	(17)
Reclassifications and other changes(4)	(1)	193	(383)	(191)	5	169	174

Balance at 1 January 2007	75	855	1,730	2,660	11	286	297
Period provisions charged to income(2)	10	62	443	515	2	85	87
Reversals of provisions with a credit to income(3)	(4)	(2)	(122)	(128)	(1)	(3)	(4)
Provisions released due to payment	(3)	(15)	(139)	(157)	(13)	(130)	(143)
Changes in the scope of consolidation	—	—	—	—	—	(2)	(2)
Translation differences	(7)	(84)	(102)	(193)		(15)	(15)
Reclassifications and other changes(4)	(5)	115	(242)	(132)	4	62	66

Balance at 31 December 2007	66	931	1,568	2,565	3	283	286
Period provisions charged to income(2)	2	82	627	711	2	39	41
Reversals of provisions with a credit to income(3)	(2)	(1)	(160)	(163)	—	(7)	(7)
Provisions released due to payment	(9)	(19)	(98)	(126)	—	(233)	(233)
Changes in the scope of consolidation	(10)	(9)	(7)	(26)	(1)	(1)	(2)
Translation differences	—	49	51	100	—	10	10
Reclassifications and other changes(4)	1	68	(420)	(351)	5	337	342

Balance at 31 December 2008	48	1,101	1,561	2,710	9	428	437

(1)	See Note 21.

(2)

In 2006 it included mainly a (i) provision of EUR 20 million regarding labor force restructuring plans, (ii) a provision of EUR 80 million for the CO2 emissions made during the period, (iii) a provision of EUR 82 million for environmental contingencies and (iv) a contribution of EUR 244 million for litigation. It also comprises EUR 58 million for financial updates in the provisions. In 2007, “Other provisions” relates mainly to (i) personnel restructuring plans (EUR 22 million), (ii) environmental contingencies (EUR 90 million) and (iii) litigation (EUR 246 million). It also included EUR 144 million related to the discount to present value of the provisions. In 2008, “Other provisions” includes (i) a provision of EUR 208 million for the CO2 emissions made during the year, (ii) a provision of EUR 133 million for environmental contingencies, and (iii) EUR 82 million for litigation. It also comprises EUR 151 million for financial updates in the provisions.

(3)	Includes the write-off of provisions for certain items recognised by the Group companies in several countries, due to changes in the circumstances under which the provision had been previously recognised.

(4)	“Provision for field dismantling costs” includes EUR 68 million, EUR 54 million an EUR 253 in 2008, 2007 and 2006, respectively, corresponding to tangible assets additions and the provision made during these years due to the dismantling of fields.

(21)	PROVISION FOR PENSIONS AND SIMILAR OBLIGATIONS

a)	Defined contribution plans

Repsol YPF has defined contribution plans for certain employees, the main features of which are described in Note 4.16.

The annual cost charged to “Personnel expenses” in the consolidated income statement in relation to these pension plans amounted to EUR 41 million, EUR 37 and EUR 32 million in 2008, 2007 and 2006, respectively.

With respect to the defined contribution plans for management with guaranteed determined profitability, the cost charged in 2008 and 2007 amounted to EUR 6 million and EUR 9 million, respectively, and is recorded in the income statement under “Personnel expenses”. In 2006, as a result of the transformation of the compensation systems mentioned earlier in section 16 of note 4 and the contributions to the plan for 2006, “Staff Costs” amounted to EUR 6 million.

b)	Defined benefit plans

b.1)	An YPF subsidiary grants pension plans, medical insurance plans, life insurance and other employee benefits and benefits for health and risk of death

At 31 December 2007, such company had non-contributory pension plans managed by third parties for its full-time employees. The benefits provided by these plans were based on years of service and the remuneration earned during years of employment.

The liability recognised for pension plans at 31 December 2007 amounted to EUR 11 million. These amounts arose mainly from employee benefit obligations (EUR 76 million) less the fair value of the plan assets and net of unrecognised actuarial losses, amounting to EUR 65 million.

During March 2008, this subsidiary entered into a number of agreements with Prudential Insurance Company to cancel the obligations assumed in connection with two of the non-contributory pension plans, paying a premium of 115 million dollars (EUR 83 million). Prudential assumed the obligations under these plans on 20 March 2008.

At 31 December 2008, the company maintains a non-contributory pension plan which has not been cancelled, for executives, key management personnel, as well as former employees, who worked at some of the Group companies of this subsidiary. The amount recorded in the 2008 consolidated income statements for this plan arises to EUR 1 million. The related liability recorded at 31 December 2008 amounts to EUR 3 million, corresponding to employee benefit obligations.

Also, this company provides medical insurance benefits, life insurance benefits and other employee benefits to certain of its employees who retire early; the company also pays benefits for health and risk of death to disabled employees and benefits for risk of death to retired executives. The benefit recorded in the 2008 consolidated income statement corresponding to these plans amounts to EUR 4 million (which includes a benefit in the amount of EUR 6 million corresponding to amounts recovered due to plan changes). The expense recorded in the 2007 and 2006 consolidated income statement account amounted to EUR 2 million and EUR 3 million, respectively.

b.2)	The Gas Natural Group also has pension plans for employees in Spain, Brazil and Italy. The amounts recognised under “ Non-Current provisions” in the consolidated balance sheet to cover these obligations totalled EUR 21 million and EUR 20 million at 31 December 2008 and 2007, respectively.

b.3)

Additionally, USA Holdings, Inc., an affiliate, grants medical service benefits, life insurance and other welfare benefits to some of its retired employees. The liability recorded to this effect in the consolidated financial statements amounts to EUR 1 million at 31 December 2008 and 2007. This plan does not have any related assets at 31 December 2008. Actuarial losses unrecognized at that date are less than EUR 1 million.

(22)	SUBSIDIES AND OTHER NON-CURRENT LIABILITIES

The subsidies recorded in the consolidated balance sheet amount to EUR 108 million and EUR 109 million in 2008 and 2007, respectively, and correspond mainly to subsidies for the construction of gas infrastructure (EUR 87 million and EUR 73 million in 2008 and 2007, respectively).

The consolidated income statement includes income EUR 13 million, EUR 8 million and EUR 9 million in 2008, 2007 and 2006, respectively, relating to the subsidies recognised in profit. Also, subsidies related to income recognised in profit amounted to EUR 5 million in 2008 and 2007 and to EUR 7 million in 2006.

The caption “Other non-current liabilities” includes the items listed below:

	Millions of Euros
	2008	2007
Obligations under finance leases (see Note 23)	721	632
Guarantees and deposits(1)	241	221
Other deferred income	140	169
Other	349	413

Total	1,451	1,435

(1)	The heading “Guarantees and Deposits” mainly relates to the deposits collected by Repsol Butano, S.A. from the users of gas bottles in accordance with the applicable legal regulations. These amounts are refundable when the corresponding contracts are cancelled.

(23)	OBLIGATIONS UNDER FINANCE LEASES

The detail of the amounts payable under finance leases at 31 December 2008 and 2007 is as follows:

	Lease Payments		Present Value of Minimum Lease Payments
	2008	2007	2008	2007
Within one year	66	63	31	61
Between two and five years	292	248	145	205
After five years	1,003	902	576	427

	1,361	1,213	752	693
Less:
Future finance costs	(609)	(520)

	752	693

Recognised as:
Non-current obligations under finance leases			721	632
Current obligations under finance leases			31	61

			752	693

The finance leases relate mainly to methane vessels for the transportation of LNG, maturing in the period from 2022 to 2032.

(24)	TRADE DEBTS AND ACCOUNTS PAYABLE

In 2008 and 2007 Repsol YPF had the following accounts payable classified under “Trade debts and accounts payable”:

	Millions of Euros
	2008	2007
Suppliers	2,878	4,491
Other creditors
Obligations under finance leases (Note 23)	31	61
Tax Payables	840	934
Hedged items and derivatives on trading transactions at fair value	23	67
Other	4,133	3,285
Income tax liabilities	290	730

Total	8,195	9,568

The fair value of these current items does not differ significantly from their carrying amount.

(25)	TAX MATTERS

Income tax

In view of the geographical dispersion and markedly international nature of the business activities carried on by the companies comprising the Repsol YPF Group, the Group is subject to various different tax and income tax jurisdictions.

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

Repsol YPF, S.A. is the Parent of Consolidated Tax Group 6/80, which includes all the companies resident in Spain that are directly or indirectly at least 75% owned by the Parent and that meet certain requirements. This Group consisted of 48 companies in 2008, of which the main companies in terms of volume of business were as follows: Repsol YPF, S.A., Repsol Petróleo, S.A., Repsol YPF Trading y Transporte, S.A., Repsol Química, S.A., Repsol Butano, S.A., Repsol Exploración, S.A. and Repsol Comercial de Productos Petrolíferos, S.A.

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

The Spanish companies, whether they pay tax on an individual or consolidated basis, apply the standard rate of 30%, with the exception of Repsol Investigaciones Petrolíferas, S.A., which is taxed individually at a rate of 35% under the Special Oil and Gas Regime, and Petróleos del Norte, S.A., which pays tax at 28% under the Vizcaya Corporation Tax regulations.

b)	In Argentina

The Group companies resident in Argentina file individual tax returns at a rate of 35%. Also, they calculate the Presumed minimum income tax by applying the current tax rate of 1% of the computable assets at the balance sheet date, which may supplement the regular income tax. The tax obligation for each year will coincide with the higher of the two taxes. However, if the Presumed minimum income tax exceeds the regular income tax, this excess can be computed as a prepayment of the amount by which the regular income tax exceeds the Presumed minimum income tax in the following ten years.

c)	In the other countries

The other Group companies are taxed in each of the countries in which they operate by applying the prevailing income tax rate to their profit or loss for the year. In addition, presumed minimum income taxes supplementing the regular income tax are recognised in certain countries.

Also, it should be noted that the Group companies resident in Spain and Argentina that carry on a portion of their business activities in other countries are subject to the income tax in force in those countries on the portion of their profit or loss obtained there. This is the case of the branches of the Spanish companies that carry on oil and gas exploration and production activities in other companies (such as Libya, Algeria, Peru or Ecuador).

The (nominal) income tax rates applicable in the main jurisdictions where the Group operates are as follows:

-	Libya: 65%

-	Algeria: 38% plus the Tax on Extraordinary Income (TPE)

-	Trinidad and Tobago: 35%, 55% y 57.25%

-	United States: 35%

-	Brazil: 34%

-	Ecuador: 25%

-	Peru: 30%

-	Bolivia: 25%

-	Venezuela: 34% y 50%

-	The Netherlands: 25.5%

-	Portugal: 26.5%

Income tax expense for accounting purposes

The detail of the income tax expense for accounting purposes in 2008, 2007 and 2006, calculated on the basis of the criteria indicated in Note 3, is as follows:

	Millions of Euros
	2008
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	2,554	1,239	918	4,711
Adjustment to accounting profit:
Non-temporary differences	1,600	280	(17)	1,863
Temporary differences	(829)	(45)	(53)	(927)

Taxable profit	3,325	1,474	848	5,647
Tax charge	994	516	476	1,986
Tax credits	(996)	—		(996)
Current tax payable	(2)	516	476	990
Adjustments to current tax and foreign taxes	751	10	128	889
Total current income tax expense	749	526	604	1,879
Deferred tax for the year	(89)	39	49	(1)
Other adjustments to the income tax expense	209	(23)	(124)	62
Total deferred tax expense	120	16	(75)	61

Total income tax expense	869	542	529	1,940

	Millions of Euros
	2007
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	3,118	1,289	1,177	5,584
Adjustment to accounting profit:
Non-temporary differences	(1,050)	99	(68)	(1,019)
Temporary differences	204	575	(219)	560

Taxable profit	2,272	1,963	890	5,125
Tax charge	714	687	476	1,877
Tax credits	(299)	—	(1)	(300)
Current tax payable	415	687	475	1,577
Adjustments to current tax and foreign taxes	1,001	(18)	29	1,012
Total current income tax expense	1,416	669	504	2,589
Deferred tax for the year	(67)	(201)	(5)	(273)
Other adjustments to the income tax expense	66	19	(63)	22
Total deferred tax expense	(1)	(182)	(68)	(251)

Total income tax expense	1,415	487	436	2,338

	Millions of Euros
	2006
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	3,168	1,395	866	5,429
Adjustment to accounting profit:
Non-temporary differences	(973)	42	(5)	(936)
Temporary differences	140	797	(186)	751

Taxable profit	2,335	2,234	675	5,244
Tax charge	820	782	376	1,978
Tax credits	(350)	—	—	(350)
Current tax payable	470	782	376	1,628
Adjustments to current tax and foreign taxes	986	(24)	46	1,008
Total current income tax expense	1,456	758	422	2,636
Deferred tax for the year	(37)	(278)	44	(271)
Other adjustments to the income tax expense	(8)	3	(140)	(145)
Total deferred tax expense	(45)	(275)	(96)	(416)

Total income tax expense	1,411	483	326	2,220

The detail of the deferred tax assets and liabilities recognised in the consolidated balance sheet is as follows:

	Millions of Euros
	2008	2007	Variation
Deferred tax assets:
Provisions for doubtful accounts	37	34	3
Provisions for staff costs	44	58	(14)
Provision for contingencies	167	146	21
Other provisions	326	254	72
Tax assets	486	194	292
Other deferred tax assets	403	334	69

	1,463	1,020	443

Deferred tax liabilities:
Tax incentives	(49)	(25)	(24)
Deferred gains	(61)	(139)	78
Difference in amortisation/depreciation	(679)	(620)	(59)
Functional currency	(704)	(548)	(156)
Goodwill acquired in business combinations allocated to assets	(788)	(890)	102
Other deferred tax liabilities	(273)	(251)	(22)

	(2,554)	(2,473)	(81)

The Group did not recognised deferred tax assets in the amount of EUR 415 million and EUR 472 million in 2008 and 2007, respectively, corresponding mainly to tax losses carried forward and unused deductions, as these did not fulfill the criteria for registration in accordance with IFRS.

In 2008, the Group has not recorded deferred tax liabilities in the amount of EUR 91 million, as it corresponds to taxable temporary differences related to investments in subsidiaries, branches and associated companies that meet the requirements established in IFRS to apply the recognition exception.

Other tax-related disclosures

Deductions taken in 2008 amount to EUR 996 million, arising mainly from the mechanics to avoid double taxation, both domestically and internationally, and to a lesser degree, from investments made.

Judicial and administrative decisions have been taken both in this period and in previous periods, leading to tax consequences contrary to the Group’s expectations.

Repsol YPF considers that it has acted lawfully in these matters at all times and that its actions are based on reasonable interpretations of the applicable legislation and, therefore, it has filed the appropriate appeals to defend its interests and those of its shareholders.

However, in view of the uncertainty concerning the materialisation of the existing tax contingencies, at year-end the Group had recognised provisions under “Other Provisions” (see Note 20) that were considered adequate to cover those tax contingencies. The amount recorded in the balance sheet at 31 December 2008 and 2007 for this item amounted to EUR 520 million and EUR 524 million respectively. Such provision relates to the vast number of actions, none of which, individually, represents a significant percentage of such provision.

(26)	JOINT VENTURES

The main joint ventures owned by the Group at 31 December 2008 in the detailed Appendix I are the following:

Company	% of Ownership
Atlantic LNG 2/3 Company of Trinidad & Tobago	25.00%
Bahía de Bizkaia Electricidad, S.L.	25.00%
Bahía de Bizkaia Gas, S.L.	25.00%
BPRY Caribbean Ventures LLC	30.00%
Compañía Mega	38.00%
Empresas Lipigas, S.A.	45.00%
YPFB Andina, S.A. (formerly, Empresa Petrolera Andina)	48.92%
Grupo Gas Natural SDG, S.A.	30.85%
Petroquiriquire, S.A.	40.00%
Pluspetrol Energy, S.A.	45.00%
Profertil, S.A.	50.00%
Quiriquire Gas, S.A.	60.00%
Refinería del Norte, S.A. (Refinor)	50.00%
Repsol Gas Natural LNG, S.L.	50.00%
Repsol Occidental Corporation	25.00%

The detail of the amounts included under the main headings in the consolidated financial statements as a result of the proportionate consolidation of the joint ventures at 31 December 2008 and 2007, is as follows:

	Millions of Euros
	2008	2007	2006
Current Assets	2,482	2,079	1,800
Non-Current Assets	6,047	5,557	5,234
Current Liabilities	2,376	2,253	2,056
Non-Current Liabilities	3,305	2,724	2,534
Income	7,659	6,883	6,870
Expenses	(6,674)	(6,046)	(6,204)

Also, at 31 December 2008 and 2007, the Group had interests in the jointly controlled assets and operations indicated in Appendix II, as a result of which it obtains income and incurs expenses on the basis of its percentage of ownership.

(27)	INCOME AND EXPENSES FROM CONTINUING OPERATIONS

The detail of income and expenses from operations in the periods 2008, 2007 and 2006 is as follows:

	Millions of Euros
	2008	2007	2006
Revenue
Sales	57,740	52,098	51,355
Services rendered and other income	1,892	1,767	1,737
Change in inventories of finished goods and work in progress inventories	(274)	387	236
Income from reversal of impairment losses(1)	57	150	64
Gains on disposal of non-current assets(2)	126	694	287
Allocation of subsidies on non-financial assets and other subsidies	18	13	16
Other operating income	1,416	814	1,385

	60,975	55,923	55,080

Expenses
Procurements	(40,101)	(36,699)	(35,190)
Changes in inventories	(760)	405	73
Personnel expenses	(2,016)	(1,855)	(1,674)
Taxes other than income tax	(2,501)	(1,915)	(2,470)
Outside services(3)	(5,204)	(4,932)	(4,508)
Transport and freight costs	(1,198)	(1,140)	(1,187)
Depreciation and amortisation charge(3)	(3,091)	(3,141)	(3,094)
Impairment losses recognised(1)	(107)	(220)	(447)
Losses on disposal of non-current assets	(28)	(25)	(33)
Other operating expense	(886)	(593)	(639)

	(55,892)	(50,115)	(49,169)

(1)	See Note 12.

(2)	In 2007 relating mainly to the gains described in the following paragraph and to the profits of the sale of 10% stake of CLH (EUR 315 million). In 2006 it related mainly to the sale of two office buildings by an amount of EUR 130 million and the sale of shares in ENAGAS amounting to EUR 69 million.

(3)	Exploration costs totaled EUR 571 million, EUR 592 million and EUR 436 million in 2008, 2007 and 2006, respectively, recorded as amortization and external services.

On 30 July 2007 Repsol YPF, S.A. entered into an agreement whereby it sold to Caja Madrid the lot where an office building is under construction in Madrid, as well as the finished works on it, for EUR 815 million. In the same agreement Repsol YPF, S.A. undertook to continue the promotion and development of the pending construction works, with the aim of completing the cited office building. Because of the sale of the lot there was a surplus of EUR 211 million recorded under the item “Gains on disposal of non-current assets”.

(28)	FINANCE INCOME AND COSTS

The detail of the finance income and costs recognised in 2008, 2007 and 2006 is as follows:

	Millions of Euros
	2008	2007	2006
Interest income	228	168	138
Borrowing costs	(521)	(470)	(497)
Expenses relating to preference shares	(209)	(191)	(189)
Financing interest (Note 7)	67	95	35
Update of provisions	(144)	(144)	(127)
Net exchange differences	212	266	175
Dividend income	17	5	4
Revenues/(expenses) due to valuation of derivatives and other financial assets at fair value (see Note 38)	(19)	68	—
Other income/(expenses)	(3)	(21)	(21)

	(372)	(224)	(482)

(29)	SEGMENT REPORTING

In 2007, the Board of Directors approved a new structure intended to support the company’s growth projects, as well as to establish the basis for future developments. The main lines of this structure are as follows:

•	Three integrated strategic businesses:

-	Upstream, corresponding to the exploration and the development operations of crude oil and natural gas reserves, except in YPF;

-	LNG corresponding to the Liquid Natural Gas business, except in YPF; and

-	Downstream, corresponding to refining, sales activities for oil products, chemicals and LPG, except in YPF.

•	Two participations in strategic companies:

-	YPF, which includes the operations of YPF, S.A. and its group companies in all the businesses mentioned above; and

-	Gas Natural SDG, corresponding to the sales activities for natural gas and power generation.

As a result of this change, the segment information of the Repsol YPF Group starting on 1 January 2008, were published according to this new organization. To facilitate a comparison of change in such financial information with the data corresponding to 2007 and 2006, these are presented using the same criteria as the data corresponding to 2008.

All financial and business-related information prior to 1 January 2008 was published according to the segment structure previously in effect, given the fact that the new organizational structure and related information systems were not completely developed at that time.

The detail of the main aggregates in Repsol YPF’s income statement on the basis of this new classification is as follows:

	Millions of Euros
	Operating revenue external			Operating revenue inter-segment			Total operating revenue
Operating revenue	31/12/2008	31/12/2007	31/12/2006	31/12/2008	31/12/2007	31/12/2006	31/12/2008	31/12/2007	31/12/2006
Segments
Upstream	3,515	3,433	3,627	1,399	1,041	1,318	4,914	4,474	4,945
LNG	1,296	730	803	248	193	21	1,544	923	824
Downstream	42,169	40,420	39,262	278	378	263	42,447	40,798	39,525
YPF	9,609	8,037	7,778	473	599	459	10,082	8,636	8,237
Gas Natural SDG	4,070	3,057	3,235	140	97	73	4,210	3,154	3,308
Corporation	316	246	375	423	361	30	739	607	405
(-) Inter-segment adjustments and eliminations of operating income	—	—		(2,961)	(2,669)	(2,164)	(2,961)	(2,669)	(2,164)

TOTAL	60,975	55,923	55,080	—	—	—	60,975	55,923	55,080

	Millions of Euros
Operating results	31/12/2008	31/12/2007	31/12/2006
Segments
Upstream	2,258	1,882	2,029
LNG	125	107	45
Downstream	1,111	2,204	1,991
YPF	1,159	1,228	1,362
Gas Natural SDG	555	516	469
Corporation	(125)	(129)	15

Total operating results pertaining to the reported segments	5,083	5,808	5,911
(+/-) Results not assigned ( Financial result)	(372)	(224)	(482)
(+/-) Other results ( Results of companies accounted for using the equity method)	66	109	139
Income tax and/or results of interrupted operations	(1,940)	(2,338)	(2,220)

CONSOLIDATED NET INCOME FOR THE YEAR	2,837	3,355	3,348

The detail of other significant aggregates relating to each activity at 31 December 2008 and 2007 is as follows:

	Millions of Euros
2008	Upstream	LNG	Downstream	YPF	Gas Natural	Corporate and Adjustments	Total
Total assets(1)	8,801	1,837	14,151	11,762	5,804	7,074	49,429
Investments accounted for using the equity method	49	349	78	36	13	—	525
Operating liabilities(2)	2,146	772	5,272	3,005	1,824	193	13,212
Depreciation and amortisation charge	(650)	(48)	(653)	(1,465)	(224)	(51)	(3,091)
Net impairment losses recognised	42	—	(92)	—	—	—	(50)
Other non-monetary income/(expense)(3)	(1)	—	62	(179)	(69)	153	(34)
Investments	1,184	242	1,534	1,508	894	224	5,586
Results of companies accounted for using the equity method	(31)	62	27	6	2	—	66

	Millions of Euros
2007	Upstream	LNG	Downstream	YPF	Gas Natural	Corporate and Adjustments	Total
Total assets(1)	8,475	1,544	15,441	10,998	4,745	5,961	47,164
Investments accounted for using the equity method	141	251	96	37	12	—	537
Operating liabilities(2)	1,997	1,041	6,475	2,185	1,273	262	13,233
Depreciation and amortisation charge	(756)	(50)	(703)	(1,397)	(193)	(42)	(3,141)
Net impairment losses recognised	(5)	—	(36)	(29)	—	—	(70)
Other non-monetary income/(expense)(3)	11	12	112	(310)	(28)	(21)	(224)
Investments	1,439	387	936	1,374	651	586	5,373
Result of companies accounted for using the equity method	(13)	58	63	(1)	2	—	109

	Millions of Euros
2006	Upstream	LNG	Downstream	YPF	Gas Natural	Corporate and Adjustments	Total
Total assets(1)	7,816	1,289	13,916	11,662	4,260	6,258	45,201
Investments accounted for using the equity method	134	168	164	44	11	—	521
Operating liabilities(2)	1,862	763	5,546	2,297	1,104	210	11,782
Depreciation and amortisation charge	(646)	(26)	(691)	(1,489)	(189)	(53)	(3,094)
Net impairment losses recognised	(122)	(39)	(160)	(62)	—	—	(383)
Other non-monetary income/(expense)(3)	121	(15)	(205)	(265)	(15)	304	(75)
Investments	2,740	310	973	1,274	328	112	5,737
Result of companies accounted for using the equity method	3	51	84	(1)	2	—	139

(1)	Includes investments accounted for using the equity method.

(2)	Includes “Subsidies”, “Current and non-current provisions”, “Other non-current liabilities”, “Liabilities linked to non-current assets available for sale” and “Suppliers and other creditors” lines in the consolidated balance sheet.

(3)	Includes those income/(expenses) that do not entail cash outflows other than changes in depreciation/amortisation or net impairment losses.

The detail of the main aggregates by geographical area is as follows:

	Millions of Euros
	Operating income			Investments			Assets
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Upstream	2,258	1,882	2,029	1,184	1,439	2,740	8,801	8,475	7,816
North America and Brazil	40	(25)	(86)	478	610	1,923	3,067	2,642	2,245
North Africa	1,202	1,234	1,190	376	199	214	1,388	978	770
Rest of the world	1,016	673	925	330	630	603	4,345	4,855	4801
GNL	125	107	45	242	387	310	1,837	1,544	1289
Downstream	1,111	2,204	1,991	1,534	936	973	14,151	15,441	13,915
Europe	1,127	1,995	1,936	1,469	844	825	12,035	13,521	11869
Rest of the world	(16)	209	55	65	92	148	2,116	1,920	2046
YPF	1,159	1,228	1,362	1,508	1,374	1,274	11,762	10,998	11,663
Gas Natural SDG	555	516	469	894	651	328	5,804	4,745	4,260
Corporate, others and adjustments	(125)	(129)	15	224	586	112	7,074	5,961	6,258

TOTAL	5,083	5,808	5,911	5,586	5,373	5,737	49,429	47,164	45,201

In addition, the distribution of net amount of turnover (comprising “Sales” and “Service rendered and other income” line items in the attached consolidated income statements), by geographic area is as follows:

	Millions of Euros
	31/12/2008	31/12/2007	31/12/2006
Geographic Area
Internal Market	28,594	25,856	28,971
Exports	31,038	28,009	24,121
a) European Union	6,170	6,172	5,073
b) O.E.C.D. Countries	4,654	3,493	1,629
c) Other Countries	20,214	18,344	17,419

TOTAL	59,632	53,865	53,092

(30)	BUSINESS COMBINATIONS AND CHANGES IN COMPOSITION OF THE GROUP

Repsol YPF prepared its consolidated financial statements to include its investments in all its subsidiaries, affiliated companies and joint ventures. Appendix I of the consolidated financial statements at 31 December 2008 details the subsidiaries, affiliated companies and joint ventures, held directly or indirectly by Repsol YPF, S.A., which were included in the scope of consolidation at that date.

The principal changes in the scope of consolidation that have taken place in 2008 are detailed below:

			Net cost of the combination (thousands of euros)
Name of the entity (and line of business) acquired or merged	Category	Effective date of the operation	Amount (net) paid in the acquisition + other costs directly attributable to the combination	Fair value of the net equity instruments issued to acquired the entity	% of voting rights acquired	% of voting rights in the entity after the acquisition
2008
Biogas Doña Juana S.A. E.S.P(1)	Inclusion in the scope of consolidation	05/02/2008	176	—	15.36	15.36
Administración y Servicios ECAP, S.A. de C.V.(1)	Inclusion in the scope of consolidation	14/03/2008	1	—	30.85	30.85
Dawn Energy, Produção de Energia Unipessoal Lda.(1)	Acquisition	04/04/2008	2	—	30.85	30.85
Cetraro Distribuzione Gas S.r.l.(1)	Inclusion in the scope of consolidation	28/04/2008	19	—	18.51	18.51
O Novo Aquilón, S.L.(1)	Acquisition	06/06/2008	1	—	18.51	18.51
Parques Eólicos 2008-2012, S.L(1)	Acquisition	17/06/2008	1	—	16.66	16.66
Oficina de cambios de suministrador S.A.(1)	Acquisition	20/06/2008	4	—	6.17	6.17
Sociedad de Tratamiento la Andaya, S.A(1)	Increase in share capital	09/07/2008	157	—	4.63	18.51
Sociedad de Tratamiento Hornillos, S.L(1)	Increase in share capital	09/07/2008	136	—	4.32	29.00
Portal del Instalador(1)	Increase in share capital	July 2008	40	—	3.08	26.22
Pitta Construzioni S.p.A(1)	Acquisition	03/07/2008	4,604	—	30.85	30.85
Gas Natural Servicios, Ltd.(1)	Inclusion in the scope of consolidation	09/06/2008	99	—	30.85	30.85
Repsol Biocarburantes Tarragona, S.A	Inclusion in the scope of consolidation	19/02/2008	500	—	99.97	99.97
Repsol Biocarburantes Cartagena, S.A	Inclusion in the scope of consolidation	19/02/2008	500	—	99.97	99.97

1)	Companies acquired through Gas Natural Group, in which Repsol YPF holds 30.847%. The amounts and percentages correspond to 30.847% of those acquired by Gas Natural Group.

On 3 July 2008, the Group acquired through Gas Natural, a 100% of the equity capital of Pitta Construzioni, S.p.A., in Italy. If the Group had consolidated the acquired business in the financial statements of the Repsol YPF Group as of 1 January 2008, its contribution to the operating revenue would have been amounted to EUR 1 million, while its contribution to the operating income would have not been material. The cost of this acquisition amounted to EUR 8 million, and a goodwill of approximately EUR 1 million was recognised, attributable to the high profitability and synergies expected to arise from Gas Natural operations.

The main business combinations that took place in 2007 are as follows:

In December 2007 the Group had acquired the 100%, through Gas Natural, of the equity capital of the Group Generación México (mainly consisting in the following companies: Controladora del Golfo S.A. de C.V., Central Anahuac S.A. de C.V., Central Saltillo S.A. de C.V., Central Lomas del Real S.A. de C.V., Central Vallehermoso S.A. de C.V., Electricidad Águila de Altamira S.A. de C.V., Gasoducto del Río S.A.

de C.V. and Compañía Mexicana de Gerencia y Operación S.A. de C.V.), engaged in the electric combined cycle-generation. The cost of these acquisitions had amounted to EUR 311 million, and goodwill relating to the business combination was EUR 26 million.

In 2007 there was no consolidated result due to this transaction as the acquisition took place in December. If the Group had consolidated the acquired business in the financial statements of the Repsol YPF Group as of 1 January 2007, its contribution to the operating revenues and net result would have amounted to EUR 193 million and EUR 9 million, respectively.

The detail of the assets, liabilities and contingent liabilities acquired, classified on the basis of the main consolidated balance sheet headings at the date of acquisition is as follows:

	Millions of Euros
	Carrying Amount	Fair Value
Tangible assets	249	318
Deferred tax assets	6	7
Other non-current assets	13	13
Trade and other receivables	34	34
Other current financial assets	1	1
Cash and cash equivalents	21	21
TOTAL ASSETS	324	394
Deferred tax liabilities	18	37
Non-current financial liabilities	4	4
Other non-current liabilities	37	37
Trade debts and other accounts payable	30	31
TOTAL LIABILITIES	89	109

Total net assets	235	285
Goodwill		26

Total investment		311

In June 2007, Repsol acquired, through Gas Natural, a 28% participation in the share capital of Inversas, S.A., Gas Natural Argentina SDG, S.A., Natural Energy S.A. and Natural Servicios S.A., at a purchase price of EUR 13 million. The goodwill acquired amounted to EUR 9 million.

In December 2007, the Group fully incorporated, through Gas Natural, the 30.8% of the share capital of the Group ITAL.ME.CO, an Italian group dedicated principally to the distributions and commercialisation of gas, which operates in four regions in the centre and the south of Italy. The cost of this acquisition amounted to EUR 8 million and no goodwill was registered from the operation.

(31)	DIVESTMENTS

The following table provides a breakdown of divestments recorded in 2008 and 2007:

	Millions of Euros
	2008	2007
Group companies, associated companies and business units	920	522
Tangible and intangible assets, and investment properties	102	548
Other financial assets	23	209

Total investment disposals	1,045	1,279

Group companies, associated companies and business units

Sales of equity in Group companies and associated companies in 2008 were as follows:

Name of the entity (or line of business) sold, divested or eliminated	Category	Effective date of the transaction	% of voting rights sold or eliminated	% of total voting rights in the entity after the transaction	Income / (Loss) generated (Millions of Euros)
YPF, S.A.(1)	Subsidiary	21/02/2008	15.00%	84.14%	86
		01/11/2008	0.10%	84.04%	2
Empresa Petrolera Andina, S.A.(1)	Joint venture	05/05/2008	1.08%	48.92%	(4)
Repsol Bronderslev(1)	Subsidiary	29/02/2008	100%	—	1
Repsol Polivar SPA(1)(2)	Subsidiary	29/02/2008	100%	—	0
Operadora de Postos de serviços, LTD(1)	Subsidiary	02/05/2008	100%	—	2
West Siberian Resources(3)	Other	01/04/2008	6%	4%	0
Repsol YPF Commercial del Ecuador(1)	Subsidiary	01/09/2008	100%	—	0
Repsol YPF Gas Bolivia(1)	Subsidiary	28/11/2008	50.91%	—	0
Refineria de Petroleos Manguinhos S.A.(1)	Joint venture	16/12/2008	31.13%	—	0
Repsol YPF Distribuidora S.A.(1)	Subsidiary	19/12/2008	100%	—	14

(1)	Sale of the percentages indicated.

(2)	Company 100% held by Repsol Bronderslev.

(3)	Dilution of the percentage interest after the capital increase undertaken by the company. This company had been reclassified into financial investments.

On 21 February 2008, Repsol YPF sold a 14.9% of the capital stock of YPF, S.A. to Petersen Energía in the amount of US$ 2,235 million, arranging a loan for the buyer in the amount of US$ 1,015 million. Collections related to this transaction amounted to US$ 1,220 million (EUR 827 million). In addition, in November 2008, Petersen Energía exercised an option to buy an additional 0.10%, in the amount of US$ 13 million (EUR 10 million). These sales led to a consolidated profit before taxes of EUR 88 million, recorded under the line “Income from reversal of impairment losses and gain on disposal of non-current assets” of the attached consolidated income statement. The main effects of this transaction in the Group’s consolidated balance sheet were a EUR 987 million increase in “Minority interest”, and a EUR 292 million decrease in goodwill.

According to the terms of the sale agreement itself, Petersen Energía has an option to buy an additional 10% of YPF stock. At 31 December 2008, the Group holds 84.04% of YPF shares.

On 30 April 2008, Repsol YPF and YPFB entered into an agreement for the transfer of 1.08% of Empresa Petrolera Andina, S.A. shares in the amount of EUR 4 million. This agreement took full force on 5 May 2008 through the registry of the corresponding public document. The loss arising from this transaction, recorded under the “Impairment losses recognised and loses on disposal of non current assets” line in the attached consolidated income statements amounted to EUR 4 million. The percentage of the Group’s interest in the company after the transfer of shares is 48.92%.

As of 1 May 2008, according to the new capital structure and the management agreements of Empresa Petrolera Andina S.A. (now YPFB Andina, S.A.), it is consolidated using the proportional integration method. The main effects on the Group’s consolidated financial statements at that date, as a result of this change in the consolidation method used, have been a EUR 431 million, EUR 259 million and EUR 164 million reduction in assets, minority interest and liabilities, respectively.

In September 2008, Repsol YPF sold to Primax the service stations, and lubricant and aviation activities in Ecuador managed by Repsol YPF Commercial de Ecuador, S.A. and Combustibles Industriales Oiltrader, S.A. for an amount of EUR 32 million.

On 16 December 2008, the Group sold its interest in Refineria de Petroleos de Manguinhos. The result of the sale was below EUR 1 million.

On 19 December 2008, Repsol YPF sold to the Brazilian group, AleSat Combustíveis, its fuel commercialization activities in Brazil, managed through Repsol YPF Distribuidora, consisting of a network of 327 service stations, as well as the commercial and logistic infrastructure and other complementary businesses, in the amount of EUR 17 million. The result generated by this operation amounts to EUR 14 million, recorded under “Income from reversal of impairment losses and gain on disposal of non-current assets” in the accompanying consolidated income statement. Following is a breakdown of net assets disposed of as a result of this sale:

Item	Millions of Euros
Non-current assets	22
Current assets	47

Non-current liabilities	(9)
Current liabilities	(57)

Total net assets	3

In 2007, Repsol YPF sold a 10% stake in Compañía Logística de Hidrocarburos (CLH), for an amount of EUR 353 million, generating a surplus of EUR 315 million.

Also in 2007 Repsol YPF Chile S.A. (before Repsol YPF Chile LTDA) sold its stake in Petróleos Transandinos YPF S.A. and in Operaciones y Servicios YPF Ltda, by an amount of EUR 145 million, generating a surplus of EUR 49 million. Net assets as of the date of the sale of the companies sold in Chile were the following:

Item	Net assets
Non-current assets	84
Current assets	34
Non-current liabilities	(22)

Total net assets	96

Other investment disposals

In 2008, there have been no other significant investment disposals.

In 2007, the main investment disposal corresponded to the sale of the lot where an office building is under construction in Madrid, generating a cash inflow of EUR 571 million (see Note 27).

(32)	MEDIUM- AND LONG-TERM INCENTIVE PLANS

The company has implemented a loyalty building programs aimed at senior executives and other persons occupying positions of responsibility in the Group, consisting of medium/long-term incentives as part of their benefit package. The purpose of these programs are to strengthen the identification of executives and managers with shareholders’ interests, while at the same time facilitating the retention by the Group of key personnel in an increasingly competitive labour market.

The President of the Company is not a recipient of the incentives available to date, although in his current compensation package, the level of success of each program at expiration serves as reference to determine the multi-annual compensation corresponding to each period, which is credited in the following period.

At the end of the period there are in force the incentive plans 2005-2008, 2006-2009, 2007-2010 and 2008-2011, although it is important to point out that the first of the plans shown (2005-2008) has been closed, in accordance to its provisions, at 31 December 2008 and its recipients shall receive any corresponding variable retribution in the first quarter of 2009.

The four plans of this type in force (2005-2008, 2006-2009, 2007-2010 and 2008-2011 incentive plans), are independent of each other but their main characteristics are the same. All four are specific multi-annual remuneration plans covering the stated years. Each plan is tied to the Group attaining a series of strategic objectives. Fulfillment of the respective objectives entitles the beneficiaries of each plan to receive an amount of variable remuneration at medium term in the first quarter of the year following the last year of the plan. However, in each case, receipt of this incentive payment is tied to the beneficiary remaining in the Group’s employ until 31 December of the last year of the plan, except in the special cases envisaged in the terms and conditions of the related plan.

In all cases, the pluri-annual incentive payment, if received, will consist of an amount determined at the time the incentive is granted, to which a first variable coefficient will be applied on the basis of the extent to which the objectives set are achieved, which will be multiplied by a second variable coefficient tied to the beneficiary’s performance over the period covered by the plan.

None of these plans involves the delivery of shares or options and the incentive payments are not tied to the value of Repsol YPF shares.

Provisions of EUR 11 million, EUR 11 million and EUR 4 million were charged to income in 2008, 2007 and 2006, respectively, to meet the obligations arising from theses plans. At 31 December 2008 and 2007, the Group has recorded a provision of EUR 28 million and EUR 27 million, respectively, to meet the obligations of the aforementioned plans.

(33)	INFORMATION ON RELATED PARTY TRANSACTIONS

Repsol YPF has undertakes transactions with related parties under general market conditions.

For the purposes of presenting this information, the following are considered to be related parties:

a.	Major Shareholders: according to the most recent information available, the major shareholders in the company that are considered related parties of Repsol YPF are:

-	Sacyr Vallehermoso, S.A. owns 20.01% of the share capital.

-	Criteria Caixa Corp. S.A. (member of Caixa Group) holds, directly and indirectly, 14.31% of the share capital of Repsol YPF, S.A.

-	Petróleos de México (Pemex) has an ownership interest of 4.806% through its subsidiaries Pemex International España, S.A. and various financial instruments (see Note 17.1).

b.	Managers and Directors: includes members of the Board of Directors and of the Executive Committee.

c.	Group companies for the part not owned by the Group: includes transactions with Group companies or entities for the part not eliminated in the consolidation process (corresponding to the non-owned portion in the proportionately consolidated companies and transactions undertaken with companies accounted for using the equity method).

Income and expenses recorded during the year for transactions with related parties were as follows:

	31 December 2008
	Major shareholders	Managers and Directors	Group companies or entities	Total
EXPENSE AND INCOME:
Financial expenses	6	—	1	7
Management or cooperation agreements	—	—	1	1
Operating leases	2	—	3	5
Receipts from services	8	—	366	374
Purchase of goods (finished or in progress)	2,109	—	5,056	7,165
Other expenses	14	—	6	20

TOTAL EXPENSES	2,139	—	5,433	7,572

Financial income(1)	10	—	30	40
Management or cooperation agreements	—	—	7	7
Provision of services	32	—	20	52
Sale of goods (finished or in progress)	466	—	1,650	2,116
Other income	5	—	47	52

TOTAL INCOME	513	—	1,754	2,267

	31 December 2008
	Major shareholders	Managers and Directors	Group companies or entities	Total
OTHER TRANSACTIONS
Purchase of tangible, intangible and other assets	9	—	—	9
Finance agreements: credits and capital contributions (lender)(1)	59	—	376	435
Finance agreements: credits and capital contributions (lessor)(2)	521	—	2	523
Guarantees given	12	—	74	86
Guarantees received	91	—	—	91
Commitments acquired(3)	(95)	—	40,493	40,398
Dividends and other profit distributed(4)	503	—	—	503
Other transactions(5)	1,686	—	2	1,688

(1)	See Note 34 Information on the members of the Board of Directors and Management personnel. Amount is below EUR 1 million.

(2)	Includes credit lines of EUR 488 million contracted with La Caixa.

(3)	Corresponds to purchase commitments presently outstanding, net of sales commitments.

(4)	Dividends distributed to Management and Directors amount to less than EUR 1 million.

(5)	Includes short-term investments of EUR 520 million, exchange rate hedging transactions of EUR 216 million and interest rate hedging transaction of EUR 557 million contracted with La Caixa.

The transactions performed by Repsol YPF, S.A. with its Group companies, and by the Group companies among themselves, form part of the Company’s ordinary business activities in terms of their purpose and conditions. Sales to related parties are performed in accordance with the policies described in Note 4.21

(34)	INFORMATION ON THE MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVES

34.1)	Remuneration of directors

The contributions received by the members of the Board of Directors, as detailed under the paragraphs a, b and c of this note, amount to EUR 6.165 million, which means 0.22% of the net income attributed to the parent company

a)	Due to membership of the Board

In accordance with Article 45 of the bylaws, the Company may pay remuneration equal to 1.5% of its net income to its Board members each year, but this amount can only be paid once the appropriations to the legal reserve and other obligatory appropriations have been made and a dividend of at least 4% has been declared.

Under the system established and approved by the Nomination and Compensation Committee, the amounts of the annual remuneration earned in 2008 and 2007 by virtue of membership of each of the Group’s managing bodies are as follows:

	Euros
Managing Body	2008	2007
Board of Directors	172,287	165,661
Delegate Committee	172,287	165,661
Audit and Control Committee	86,144	82,830
Strategy, Investment and Corporate Social Responsibility Committee	43,072	41,415
Nomination and Compensation Committee	43,072	41,415

The remuneration earned in 2008 by the members of the Board of Directors in their capacity as Board members in connection with the above-mentioned bylaw-stipulated directors’ emoluments amounted to EUR 4.824 million, the detail being as follows:

	Remuneration for Membership of Managing Bodies (in Euros)
	Board	Stand C.	Audit C.	Appointments C.	Strategy C.	TOTAL
Antonio Brufau	172,287	172,287	—	—	—	344,574
Luis Suárez de Lezo	172,287	172,287	—	—	—	344,574
Antonio Hernández-Gil	172,287	172,287	—	43,072	—	387,646
Carmelo de las Morenas	172,287	—	86,144	—	—	258,431
Henri Philippe Reichstul	172,287	172,287	—	—	—	344,574
Paulina Beato	172,287	—	86,144	—	—	258,431
Javier Echenique	172,287	172,287	86,144	—	—	430,718
Artur Carulla	172,287	—	—	43,072	—	215,359
Luis del Rivero	172,287	172,287	—	—	—	344,574
Juan Abelló	172,287	—	—	—	43,072	215,359
Pemex Intern. España	172,287	172,287	—	—	43,072	387,646
José Manuel Loureda	172,287	—	—	—	43,072	215,359
Luis Carlos Croissier	172,287	—	—	—	43,072	215,359
Isidro Fainé	172,287	172,287	—	—	—	344,574
Juan María Nin	172,287	—	—	43,072	43,072	258,431
Ángel Durández	172,287	—	86,144	—	—	258,431

Additionally, the following should be noted:

-	The members of the Parent’s Board of Directors have not been granted any loans or advances by any Group company, jointly controlled entity or associate.

-	No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the Parent’s Board of Directors, except in the case of the Executive Chairman, and of the General Counsel, who, as Executive Directors, are subject to the commitments set forth in their respective service agreements, which consider defined contribution systems.

b)	Due to the holding of executive posts and the discharge of executive duties

The annual monetary fixed and variable remuneration and in kind (housing and miscellanea) received in 2008 by the members of the Board of Directors who, during that period had employment relationships or had performed executive tasks at the Group, have amounted to a total EUR 4.013 million, of which EUR 2.691 was earned by Mr. Antonio Brufau and EUR 1.322 million by Mr. Luis Suárez de Lezo.

In addition, the multi-annual variable compensation paid to Mr. Antonio Brufau, determined on the basis of the level of success with respect to the objectives of the Medium-term Incentives Program for directors corresponding to the 2004-2007 period, totaled EUR 0.850 million. The multi-annual variable compensation paid to Mr. Luis Suárez de Lezo under the program totaled EUR 0.148 million.

These figures do not include the amounts reflected in the following paragraph e).

c)	Due to membership to the Boards of Directors of subsidiaries

The remuneration earned in 2008 by the members of the Parent’s Board of Directors in their capacity as directors of other Group companies, jointly controlled entities and associates amounted to EUR 0.464 million, the detail being as follows:

	Euros
	YPF	Gas Natural	CLH	TOTAL
Antonio Brufau	94,833	265,650	—	360,483
Luis Suarez de Lezo	67,914	—	36,481	104,395

d)	Due to third-party liability insurance premiums

The Board members are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

e)	Due to life insurance and retirement policies, contributions to pension plans and long-service bonuses

The cost of the retirement, disability and death insurance policies and the contributions to pension plans and long-service bonuses including, if applicable, the related payments on account, incurred by the Company on behalf of the members of the Board of Directors with executive functions at the Group amounted to EUR 2.680 million in 2008. Of this amount, EUR 2.423 million correspond to Mr. Antonio Brufau and EUR 0.257 million to Mr. Luis Suárez de Lezo.

f)	Incentives

With respect to the multi-annual variable contribution of the Members of the Board of Directors conducting executive duties, in 2008, the company recorded a reserve of EUR 0.866 million corresponding to Mr. Antonio Brufau and EUR 0.309 million corresponding to D. Luis Suárez de Lezo.

Director not holding executive positions at the Company have not been paid multi-annual variable compensation.

34.2)	Indemnity payments to members of the Board of Directors

No director received any indemnity payment from Repsol YPF in 2008.

34.3)	Transactions with directors

Following is a disclosure of the transactions performed with directors, as required by Law 26/2003, of 17 July, which amended Securities Market Law 24/1988, of 28 July, and the Limited Company Law, in order to reinforce the transparency of listed corporations.

Except for the remuneration earned, the dividends received from the shares held by them and, in the case of institutional outside directors, the transactions described in Note 33 (“Information on Related Party Transactions – Significant Shareholders”), the directors of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

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

The information included in this Note relates to the nine persons who have been members of the Executive Committee of the Group in 2008, excluding, unless stated otherwise, those who are also members of the Parent’s Board of Directors, since the information relating to them is disclosed in the paragraph 1).

b)	Wages and salaries

Executives receive fixed and variable remuneration. The latter consists of an annual bonus calculated as a given percentage of the fixed remuneration earned on the basis of the degree to which certain targets are met and, where appropriate, the payment relating to the multi-annual incentive plan.

The total remuneration earned in 2008 by executives who form or formed part of the Executive Committee, during the period in which they belonged to the Committee, amounted to EUR 12.288 million, the detail being as follows:

Description	Millions of Euros
Salary	7.012
Attendance fees	0.480
Variable remuneration	4.284
Compensation in kind	0.512

c)	Incentive plans

Regarding executives, in 2008 Repsol YPF recorded provisions of EUR 2.170 million in connection with the four incentive plans in force.

d)	Executive welfare plan and long service bonus

The contributions made by the Group to its management personnel in both instruments amounted to EUR 1.925 million.

e)	Pension fund and insurance premiums

The contributions made by the Group in 2008 to the hybrid defined contribution plans for executives adapted to the Pension Plans and Funds Law (see Note 4.16) plus the life and accident insurance premiums paid totaled EUR 0.414 million (this amount is included in the disclosures reported in section b) above).

Executives are covered by the same civil liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

f)	Advances and loans

At 31 December 2008, the Company had granted loans to its executives amounting to EUR 0.316 million, which earned average interest of 3.85%. All these loans were granted before 2003.

34.5)	Indemnity payments to executives

In 2008, the Company’s directors have received no such compensation.

34.6)	Transactions with executives

Except for the information disclosed in sections 4 and 5 of this Note and the dividends pertaining to the shares of the Company held by them, the executives of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

In addition, the members of the Top Management have, in their respective contracts, the right to receive a compensation in the event of termination of relationship with the company, provided that the termination was not due to a breach of obligations of the Senior Management member, due to retirement, handicap or the employee’s voluntary withdrawal not founded in some of the compensable assumptions gathered in the mentioned contracts.

Said remunerations shall be recognised as a provision for pensions and as a staff expense only when the termination of the relationship between the Senior Management member and the group is due to a qualifying ground. The Group has a collective insurance contracted which aims to guarantee the Remuneration of Top Management, including the General Counsel and Secretary of the Board of Directors.

(35)	HEADCOUNT

At 31 December 2008, the Group had 36,302 employees and the average headcount in 2008 was 37,371 employees. The total headcount at 2008 and 2007 year-end, by professional category, was as follows:

	Number of employees
	2008		2007
	Men	Women	Men	Women
Managers	317	35	292	25
Senior line personnel	1,985	422	2,024	385
Other line personnel	11,966	3,754	11,563	3,350
Clerical Staff	863	1,349	884	1,426
Manual workers, messengers, etc	11,675	3,936	12,825	3,926

	26,806	9,496	27,588	9,112

(36)	OPERATING LEASES

36.1)	The Group as lessee

The expenses recognised as period operating lease costs at 31 December 2008 and 2007, amounted to EUR 471 million and EUR 339 million, respectively.

At 31 December 2008, the Group had the following long-term payment commitments under non-cancelable operating leases in which the Group is the lessee:

	Millions of Euros
	2009	2010	2011	2012	2013	Subsequent years	Total
Sea transport-time charter(1)	137	79	60	49	41	574	940
Leases(2)	155	138	128	89	83	214	807

	292	217	188	138	124	788	1,747

(1)	Repsol YPF has chartered under “time charter” arrangements 22 ships (5 of them through the subsidiary Gas Natural SDG, S.A.) for the transportation of crude oil, oil products and liquefied natural gas, whose freights end along the period 2009 – 2012. The leasing amount to be paid by the petrol ships amounts to EUR 114 million in 2009. In addition, it includes the operational part of the freight policies in the financial leasing regime, by an amount of EUR 23 million.

(2)	Relating mainly to leasing of petrol service stations amounting to EUR 214 million.

36.2)	The Group as lessor

At 31 December 2008, the Group was entitled to receive the long-term commitments detailed below with respect to the lease agreements in which the Group is the lessor:

	Millions of Euros
	2009	2010	2011	2012	2013	Subsequent years	Total
Leases(1)	53	18	18	16	16	17	138

	53	18	18	16	16	17	138

(1)	Relating mainly to optic fiber assets, amounting to EUR 52 million and to gas storage facilities, amounting to EUR 33 million.

(37)	CONTINGENT LIABILITIES AND OBLIGATIONS

Guarantees

At 31 December 2008 the companies of the Repsol YPF Group have granted the following guarantees to third parties or to companies of the Group whose assets, liabilities and results are not incorporated to the consolidated financial statements (companies consolidated in the proportion not owned by the Group and companies consolidated under the equity method):

-	The Group provided guarantees for the financing activities of the Central Dock Sud, S.A. amounting to EUR 16 million.

-	The Group provided guarantees for the financing activities of EniRepSa Gas Limited, in which the Group has 30% stake, amounting to EUR 4 million.

-	The Group provided guarantees for the financing activities of Atlantic LNG Company of T&T, in which the Group has 20% stake, amounting to EUR 32 million.

-	The Group provided guarantees for its stake in Oleoducto de Crudos Pesados de Ecuador, S.A. (OCP) which covers construction, abandonment of construction, and the environmental risks related to this operation, up to, approximately, EUR 11 million together with the operative risks of approximately, EUR 11 million. The Group has pledged all its shares in OCP.

-	The Group has provided guarantees for the financing activities of Petersen Group related to the acquisition of a YPF interest in the amount of EUR 74 million.

Contractual commitments

At 31 December 2008, the main long-term purchase, sale or investment commitments of the Repsol YPF Group were as follows

	Millions of Euros
Buy	2009	2010	2011	2012	2013	Subsequent years	Total
Purchase commitments	4,653	4,057	5,288	5,545	5,437	67,358	92,338
Crude oil and other	898	541	309	263	163	487	2,661
Natural Gas	3,755	3,516	4,979	5,282	5,274	66,871	89,677	(1)
Investment commitments	811	216	60	33	13	2,962	4,095
Transport/transmission commitments	286	374	399	402	360	5,869	7,690	(2)
Services	1,284	1,173	492	264	730	2,091	6,034

TOTAL	7,034	5,820	6,239	6,244	6,540	78,280	110,157

	Millions of Euros
Sell	2009	2010	2011	2012	2013	Subsequent years	Total
Sale commitments	7,534	4,445	4,389	4,730	5,043	47,500	73,641
Crude oil and other	4,399	1,620	1,599	1,456	1,326	7,856	18,256
Natural Gas	3,135	2,825	2,790	3,274	3,717	39,644	55,385	(3)
Transport/transmission commitments	20	20	21	21	21	92	195
Services	362	336	427	373	479	2,939	4,916

TOTAL	7,916	4,801	4,837	5,124	5,543	50,531	78,752

Note: The commitments detailed in the foregoing table are commercial agreements in which fixed total amounts are not stipulated. These commitments were quantified using Repsol YPF’s best estimates.

(1)	Mainly includes the corresponding portion of the Repsol YPF Group of the Gas Natural Group’s long-term natural gas purchase commitments by an amount of EUR 24,689 million, and commitments of the Repsol YPF Group to purchase gas from Trinidad and Tobago amounting to EUR 16,486 million and in Peru for EUR 39,214 million.

(2)	This amount includes commitments for long-term transportation acquired by the Repsol YPF Group mainly in the U.S.A. amounting to EUR 2,783 million, in Canada amounting to EUR 1,181 million and in Argentina amounting to EUR 572 million. Additionally, it comprises EUR 1,876 million for the future delivery of 4 ships for LNG transportation in Peru.

This amount also includes EUR 568 million relating to the agreement executed by Repsol YPF Ecuador, S.A. on 30 January 2001, with Oleoducto de Crudos Pesados (OCP) Ecuador, S.A., owner of a heavy crude oil pipeline in Ecuador, pursuant to which it undertook to transport the quantity of 100,000 barrels/day of crude oil (36.5 million of barrels/year) for a 15 years term, from the date of the setting up, in September 2003, at a floating rate agreed under the contract.

(3)	It includes mainly the gas natural sale commitments in Argentina by an amount of EUR 14,249 million, in Spain amounting to EUR 4,927 million, in México amounting to EUR 22,854 million, in Trinidad and Tobago for an amount of EUR 7,390 million and the corresponding portion to the Group Repsol YPF of the commitments of long-term natural gas sale of the Gas Natural Group amounting to EUR 3,693 million.

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

The most relevant litigations (in addition to the matters mentioned in Note 25) affecting the Repsol YPF Group are as follows:

United States of America

In 1986, Occidental Petroleum Corporation (“Occidental”) acquired (Diamond Shamrock Chemical Company (“Chemicals”) from Diamond Shamrock Corporation (later called Maxus Energy Corporation), and the sale contemplated certain indemnity clauses that have affected Maxus Energy Corp. (a company later acquired by YPF, S.A. in 1995 before this was acquired by Repsol YPF). The company Tierra Solutions Inc. (Tierra), a subsidiary of the North American company YPF Holdings, has assumed the actions of Maxus in environmental matters.

The main litigation is as follows:

-	Passaic river/Bay of Newark, New Jersey: In December 2005, the Department of Environmental Protection and Energy (DEP) filed a lawsuit (New Jersey or The Passaic River Litigation) against YPF Holding Inc., Tierra, Maxus and other affiliates, as well as Occidental, for alleged pollution, with dioxides emitted by the old Chemicals plant in Newark, of the last seventeen-mile length of the Passaic River, Newark Bay, and other water and air currents nearby. The defendants have responded to said allegations; however, their defense arguing the lack of jurisprudence was disregarded in September 2008. During February 2009, a number of statements were filed in response to each party’s allegations. Also in February 2009, Maxus and Tierra have called to the process more than two hundred and fifty new parties as being responsible for the pollution in question.

-	Hudson County, New Jersey. Chemicals operated a chromium ore processing plant in Kearny, New Jersey, until 1972. According to the Department of Environmental Protection and Energy of New Jersey (“DEP”), waste from the processing of this mineral was used as fill material in various sites In May 2005, the DEP filed a complaint against Occidental and two other companies, requesting, among other matters, remediation of a number of sites polluted with ferrous chromate, and the recovery of costs incurred by the State. In this regard, an agreement was reached in the amount of 7.1 million dollars (EUR 5 million).

Dallas Occidental vs. Maxus litigation. In 2002, Occidental filed a lawsuit against Maxus and Tierra in the Dallas District Courts, in the State of Texas, seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of chemicals, including claims related to Agent Orange and vinyl chloride monomer (VCM), notwithstanding the fact that the said agreement contains a 12-year cut-off defense and indemnity obligation with respect to most litigation. The court ruled against Maxus. Maxus filed an appeal at the Court of Appeals and the Supreme Court of Texas; however, both appeals were overruled. This judgment requires Maxus to accept responsibility for various matters, for which it previously refuse indemnification since 1998 and accordingly it may result in additional cost in excess of the current provisions of YPF Holdings Inc. for matters of this nature. Notwithstanding the above, Maxus considers that its current provisions, as per the information available at the date of the consolidated financial statements are adequate to cover the costs in question.

In relation to the above, approximately 33 claims have been brought against Occidental by individuals who have allegedly suffered ill-effects from Agent Orange. In February 2008, the United States Second Circuit Court of Appeals dismissed these claims and although it is likely that these plaintiffs will appeal to the Supreme Court, YPF Holdings does not expect those appeals to be successful.

Claims have also been brought against Occidental claiming damages for exposure to vinyl chloride monomer (VCM), asbestos, and other chemical products, as well as alleged for environmental damage. Occidental has informed Maxus that in the aggregate, these claims should not exceed US$ 7 million (EUR 5 million).

Argentina

-	Liabilities and contingencies assumed by the Argentine State. By virtue of the YPF Privatisation Law, the Argentine State took on certain obligations of YPF’s predecessor at 31 December 1990. In certain decisions relating to acts or events prior to 31 December 1990, YPF has been required to advance the payment of the amounts stipulated in certain court decisions. YPF is entitled to claim reimbursement of the amounts paid in accordance with the aforementioned indemnity payments. At 31 December 2008, the Argentine government had been or was being notified of all the claims received by YPF in connection with its predecessor.

-	Comisión Nacional de Defensa de la Competencia (CNDC)- Liquified Petroleum Gas Market. Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina imposed on YPF a fine based on the interpretation that YPF had purportedly abused its dominant position in the bulk LPG market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. The “Comisión Nacional de Defensa de la Competencia” has commenced an investigation in order to prove, among other things, whether the abuse of dominant position behavior already penalized for the period between 1993 and 1997, already settle, continued from October 1997 to March 1999. On 19 December 19 2003, the CNDC charged YPF with abuse of dominant market position during this period. In January 2004, YPF presented evidence for its defense, opposing, among other matters, the prescription defense, which was rejected by the CNDC and the object to the appeal filed by YPF. In August 2008, The Chamber of appeals rejected the argument presented by YPF. This decision was contested by YPF at the National Court of Cassation. Subsequently, YPF has filed appeals against said adverse resolutions.

-	Natural gas market. Within the export area, as a result of the Restrictions (see Note 2 “Market Regulation - Argentina”) during the years 2004, 2005, 2006, 2007 and 2008, YPF was forced to suspend, partially or totally, its deliveries of natural gas to export customers with which it had assumed firm commitments to deliver certain volumes of natural gas. YPF has challenged the Gas Export Rationalisation Programme and Use of transport capacity, as well as the Additional Permanent Injection and the Additional Injection Requirements as being arbitrary and illegitimate and has alleged, with the respective customers affected by the cuts, that the Restrictions constitute a fortuitous case or force majeure which relieves the Company of any responsibility and/or punishment derived from the lack of delivery of the contractually stipulated volumes.

A number of customers of YPF, including Innergy Soluciones Energéticas S.A., Electroandina S.A. y Empresa Eléctrica del Norte Grande S.A. have rejected by letter the assertion of a force majeure event, claiming for the payment of compensations and/or penalties for a breach of firm delivery commitments, and/or making a reservation for future claims on the same matter. In 2007, Innergy Soluciones Energéticas S.A. made a claim of US$ 88 million (EUR 63 million) against YPF, plus interest, reserving the right to increase this amount to accumulate additional penalties with respect to unmade deliveries. YPF has filed a counterclaim for expiration of the agreement. “Innergy” notified YPF of the onset of arbitration proceedings. YPF contested the arbitration proceedings and has filed a counterclaim, invoking the theory of unpredictability. In December 2008, Innergy filed a counterclaim pursuant to the resolution handed down by the Court (including those set out in the arbitration proceedings), which must be included in the final documents to be signed by the parties. On 9 February 2009, the parties deferred the arbitration to 13 March 2009.

In addition, Electroandina S.A. y Empresa Eléctrica del Norte Grande S.A have proceeded to settle the penalty for non delivery up to September 2007 in the amount of US$ 93 million (EUR 67 million).

YPF has rejected the settlement. In addition, denying liability, Electroandina S.A. y Empresa Eléctrica del Norte Grande S.A have notified the formal commencement of a period of negotiations prior to the start of arbitration proceedings. Although the term has expired, to date, YPF has not received any notification of arbitration proceeding commenced by said companies.

In addition, AES Uruguaiana de Emprendimientos S.A. has also filed claims on the basis of non delivery and, in June 2008, and invoiced an amount of US$ 28 million (EUR 20 million) corresponding to penalties for non delivery of natural gas during the period from 16 September 2007 to 25 June 2008. YPF has rejected the invoiced amount and denied the liability claims. Subsequently, in June 2008, the amount of US$ 3 million (EUR 2 million) corresponding to the penalty for non delivery of natural gas during the period from 18 January 2006 to 1 December 2006 was claimed. YPF has rejected both settlements. In addition, AES Uruguaiana Emprendimientos S.A. notified YPF its intention of retain compliance with its obligations, arguing late payment and noncompliance on the part of YPF. YPF rejected the arguments presented by AES, considering them void of legal support.

-	Local Argentine Market, Central Puerto S.A. filed two claims against YPF with regard to the agreement for the supply of natural gas, with the parties having settled the claim in connection with the supply of natural to the plant of Central Puerto in Loma La Lata. Notwithstanding the above, Central Puerto S.A. has sent notice to YPF their decision to submit to arbitration in accordance with the rules set forth by the International Chamber of Commerce (ICC), the controversies arising out of the combined-cycle natural gas supply located in the Autonomous City of Buenos Aires. YPF has filed a counterclaim suit against the plaintiff in which it claims, among others, that the Court may terminate the contract or subsidiary that the Court proceeds to the contract restructuration. The counterclaim has been replied by Central Puerto in December 2007.

In February 2008 the Arbitration Tribunal held a hearing in which the “Acta de Misión” was subscribed and several questions have arisen about the amounts involved and being declared by Central Puerto, S.A. that it was unable to determine the amount of its claim until such time as the experts’ studies were concluded. YPF estimated US$ 11 million (EUR 8 million) to be the approximate sum payable in the counterclaim filed, plus interest and other costs, not withstanding the results of the experts’ studies.

Compañía Mega S.A has also brought a claim against YPF due to gas supply cuts under the related natural gas purchase and sale contract. YPF stated that deliveries to Mega for natural gas volumes related to the contract, were affected by the obstacles by the National Government.

-	La Plata refinery environmental disputes. Since 1999 and in connection with the refinery that YPF has in La Plata several claims have been brought requesting damages and losses for environmental pollution, damage compensation and damages both individual and collective (health, psychological damages, moral damages, property deterioration) all them arising from the alleged environmental pollution arising from the operation of the refinery, and requesting also the remediation of alleged environmental damage in the water channels to the west of the refinery, as well as demanding the specific performance by YPF of different works and installation of equipments, technology and execution of work necessary to stop any environmental damage. In 2006, the Company presented to the Department of Environmental Policy of Buenos Aires Province its plan to conduct a study of the nature of the risks associated with the aforementioned pollution. As indicated above, YPF is entitled to be held harmless by the Argentine State with respect to liabilities and contingencies existing prior to 1 January 1991.

-

Sales of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora del Norte S.A. to EDF International S.A. (“EDF”). In July 2002, EDF initiated international arbitration proceedings against YPF, among others, subject to the Arbitration Regulation of the International Chamber of Commerce (CCI), claiming that in accordance with the 30 March 2001 agreement, entitling EDF to a review of the price, as a result of variations in the exchange rates of the Argentinean peso, that took place, according to EDF, prior to 31 December 2001. The 22 October 2007 arbitration decision estimated the claim made by EDF; however, accepting the counterclaim filed by YPF. In the event that the finding stands, the amount payable by YPF would amount to US$ 28 million dollars (EUR 21 million). Against this decision, YPF has filed an extraordinary appeal before the Federal Supreme Court and the Federal Court of Appeals in Commercial Matters, which, in April 2008, declared the appeal filed by YPF to have suspensive effect over the arbitration decision. However, EDF has filed action before the District Court of the State of Delaware, USA, with the intention to enforce the arbitration decision. In addition, YPF has received notification of the action filed by EDF in Paris.

-	Availability of foreign currency from exports. A dispute has arisen in relation to the fee availability of currencies in connection with the proceeds of exports realized by YPF during 2002 as a consequence of the currency exchange regime established by Decree 1606/2001 which, according to certain interpretations, this Decree impliedly repealed the special regime of free availability of currencies deriving from the export of hydrocarbons and its derivatives set forth in article 5 of Decree 1589/89. This latter established the free availability of the percentage of foreign currency generated from exports of freely available crude petroleum, natural gas and/or liquefied gases, established in the tenders and /or renegotiations or agreed in the corresponding contracts. In all cases the maximum percentage of freely available currency could not exceed 70% of each operation.

On 31 December 2002, Decree 2703/2002 came into force which confirmed the position, stipulating that producers of crude oil, natural gas and liquefied gases must deposit a minimum of 30% of the currencies deriving from the exportation of crude oil (or its derivatives), with the remaining 70% being freely available. The question of which regime applied in relation to currencies deriving from exports realized by YPF in 2002 during the period between the coming into force of Decree 1.606/2001 and Decree Nº 2703/2002 was left open, however.

In October 2007 the notice for the commencement of an administrative proceeding for an alleged delay in the repatriation of currencies and in the lack for the remaining 70% concerning certain hydrocarbon exports made in 2002 (for the period comprised in the publication of the mentioned Decrees).

-	CNDC investigation. In November 2003, within the framework of an official investigation pursuant to Article 29 of the Antitrust Act, the CNDC issued a request for explanations from a group of approximately 30 natural gas production companies, including YPF, with respect the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and gas imports from Bolivia, in particular (a) the old and expired contract signed between the then state-owned YPF and YPFB (the Bolivian state-owned oil company), under which, according to CNDC, YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. In January 2006, YPF received a notification of the CNDC ordering that preliminary proceedings be undertaken. In January 2007, the CNDC charged YPF together with eight other producers with violation of Law 25.156. YPF presented evidence for its defense. In June 2007 without acknowledging any conduct in violation of the Antitrust Act, YPF filed with the CNDC a commitment pursuant to Article 36 of the Antitrust Act in which YPF committed not to include the challenged clauses in future sales contracts of natural gas and requested that the CNDC approve the commitment, suspend the investigation and dismiss the proceedings. In December 2007, the CNDC decided to take the matter to the Court of Appeals, in light of the recourse filed by YPF against rejection of its allegation of expiry of the statute of limitations.

-

Bulk LPG contract clauses. The CNDC has commenced proceedings to investigate YPF for the alleged use of a clause in LPG wholesale contracts that, according to CNDC, prevents buyers from reselling the product to third parties, thereby restricting competition. YPF has asserted that the contracts do not contain a prohibition against resale to third parties and has offered evidence in support of its position. In April 2007, YPF filed with the CNDC, without acknowledging any conduct in violation of the Antitrust Act, a commitment pursuant to Article 36 of the Antitrust Act not to include such clauses in future LPG wholesale contracts and requesting that the CNDC to approve the commitment, suspend the investigation and terminate the proceedings. In November 2008, the Interior Commerce Secretary

notified YPF of acceptance of the commitment made by YPF and ordered the suspension of the proceedings for a period of three years.

-

Noroeste basin reserves review. The effectiveness of natural gas export authorizations related to production in the Noroeste basin granted to YPF pursuant to Resolution SE Nos. 165/99, 576/99, 629/99 and 168/00, issued by the Secretariat of Energy, is subject to an analysis by the Secretariat of Energy to determine whether sufficient additional natural gas reserves have been discovered or developed by YPF in the Noroeste basin. The result of this ongoing review is uncertain and may have an adverse impact upon the execution of the export gas sales agreements related to such export authorizations, and may imply significant costs and liabilities for YPF. The Company has submitted to the Secretariat of Energy documentation in order to allow for the continuation of the authorized exports in accordance with Resolutions SE No. 629/1999, 565/1999, and 576/1999 from the Noroeste basin. These export permits relate to the long-term natural gas export contracts with Gas Atacama Generación, Edelnor and Electroandina, involving volumes of 900,000 m3/day, 600,000 m3/day and 1,750,000 m3/day, respectively.

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

-	Patagonian Association of Landowners (ASSUPA) claims. In August 2003, ASSUPA filed suit against 18 concession holders of the operation and permit holders of the exploration of the Neuquén River Basin, including YPF, S.A. requesting that those companies be required to remedy the collective environmental damage allegedly done and to take the necessary measures to prevent future environmental damage. The amount claimed is US$ 548 million (EUR 394 million). YPF is contesting the suit and intends to present a summons to the Argentine State due to its obligation to hold YPF harmless with respect to events and claims prior to 1 January 1991. YPF has replied to the suit and has set forth elements of proof.

-	Dock Sud Environmental claims filled residence of the area against several respondents including YPF requesting individual damages to the health of the plaintiffs and environmental remediation in the area of Dock Sud as well as collective environmental damage to the Matanza and Riachuelo Rivers. This proceeding is being conducted at the Supreme Court. Another group of residents of the Dock Sud area has filed two other environmental claims, one of them already desisted with regard to YPF, requesting a number of companies based in that zone, including YPF, the Province of Buenos Aires and different municipalities, to provide remediation of and, subsidiary, compensation for the collective environmental damage done to Dock Sud and the particular patrimonial damage alleged to have been suffered. YPF is entitled to be held harmless by the Argentine State with respect to liabilities and contingencies caused prior to 1 January 1991.

By sentence dated 8 July 2008, the Supreme Court ruled that the Cuenca Authorities (Law 26.168) must oversee compliance with the program for environmental remediation in the basin, being the responsible entities for ensuring that said remediation is accomplished the Federal Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires. Furthermore, it was decided that the Supreme Court would continue to determine the responsibilities for past conduct pertaining to the remediation of environmental damage.

In addition, citizens claiming to be residents living near Quilmes, in the province of Buenos Aires, have filed a lawsuit in which they have requested the remediation of environmental damages and the payment of 51 million of pesos as compensation for alleged personal damages, plus interest. The plaintiffs base their claim mainly on a fuel leak that occurred in 1988 in a poliduct running from La Plata to Dock Sud that was operated by YPF. The leaked fuel became perceptible in November 2002, resulting in remediation that is now being performed by YPF in the affected area, supervised by the environmental authority of the province of Buenos Aires. YPF has also notified the Argentine government that it will implead the government when YPF answers the complaint in order to request that it indemnify YPF against any liability and hold YPF harmless in connection with this lawsuit, as provided by Law No. 24,145. The Argentine government has denied any responsibility for holding YPF harmless in this case, and a lawsuit has been filed requesting the annulment of that decision.

-	Requirement for information on the possible assumptions of underinvestment concerning specific concessions in the province of Neuquén issued by Notes to the Secretary of Energy and Mining of said province, under summons to apply the caducity or prescription of the concessions. YPF believes that it has made the investments required by the investments and operation program for the areas in which it participates and operates. Subsequent to the YPF reply to the charge, by means of Resolution No. 178/08 issued by the Department of State for Natural Resources for the Province of Neuquén, the Province of Neuquén acknowledged that the investments reported for 2006 and 2007 correct the differences for the first period, and certify that YPF has complied with its obligations.

-	Note number 245/08 issued by the Under-Secretariat of Mining and Hydrocarbons for the Province of Río Negro. On 15 may 2008, YPF was notified via note 245/08, of Resolution 433/08 with reference to control of compliance with YPF obligations as a concessionaire of a number of hydrocarbon fields located in the Province of Río Negro. The Resolution claims that those exploitation concessions would be unattended and disinvested, with drops in production or no production and a high level of environmental compromise. In view of the foregoing, YPF is urged to reply to those claims. Said resolution has been contested in view of the fact that said administrative act denies YPF the right granted in Article 80 of the 17.319 Law, i.e. the right to rectify or correct alleged cases of noncompliance. Furthermore, the respective reply has been issued. On November 12, 2008, Resolution 1143/08 ordered commencement of the time allowed for producing evidence, and established different types of expert testing.

Ecuador

Petroecuador, the national oil company in Ecuador, has refused to abide by a binding decision against it, issued by a technical consultant, in accordance with the dispute solving mechanism established in the Participation Agreement in respect of Block 16 oil reserve. The dispute was related with inapplicability of an adjustment to the participation calculation due to a reduction in the SOTE transport fees. In order to avoid such decision to apply, the Ecuadorian authorities, specifically, the State General Comptroller, intervened by undertaking a special examination of Petroecuador, which affected the same items of the technical arbitration, and which has resulted in an administrative settlement or marginal note (Glosa No. 7279) by which Petroecuador claimed from Repsol YPF 2.5 million barrels. In February 2008, Petroecuador sent Repsol YPF an invoice for USD 191 million (EUR 130 million) in relation to this administrative settlement. Finally, on 20 August 2008, an agreement was reached and “Acta de Compensación de Cuentas” was signed by Petroecuador and Repsol YPF Ecuador S.A, whereby reciprocal outstanding credits and outstanding oil barrels debts of the Block 16 and of Campo Unificado Bogi-Capirón, were offset, including those pertaining to said Glosa No. 7279, thus putting an end to the controversy.

On 9 June 2008, the companies comprising the contracting consortium of the Block 16 (Repsol YPF Ecuador S.A., Murphy Ecuador Oil Co., CRS Resources (Ecuador) LDC, and Overseas Petroleum and Investment Corporation), in disagreement with application of the new tax on extraordinary profits, presented the CIADI with a request for international arbitration pursuant to the Participation Contract. The arbitration Board was established in early February 2009, and on 16 February, Repsol reiterated to that Board its request for precautionary measures. On 19 February 2009, Petroecuador filed a claim for the contracting consortium to cover the unpaid portion of the participation in extraordinary profits, prior to which, Repsol had requested CIADI to suspend the procedures as a preventive measure.

Algeria

Sonatrach has brought an international arbitration proceeding concerning the integrated Gassi Touil seeking validation for its decision to rescind the Gassi Touil project agreement entered into with Repsol YPF and Gas Natural and claiming damages. The arbitration Court has agreed on the terms of the provisional transfer of activities to Sonatrach, as requested by the three companies, attaching the respective economic consequences to the decision of the arbitration. Sonatrach, Repsol YPF and Gas Natural have filled their respective claims, with Sonatrach requesting compensation of approximately 800 million dollars, while Repsol YPF and Gas Natural claim approximately US$ 2,400 million (EUR 1,724 million). The final result of the procedure is not expected to have a significant negative effect on these consolidated financial statements.

European Union

-	Rubber markets: The European Commission launched an investigation into several markets related to tire manufacturing. Towards the end 2002, General Química S.A., Repsol YPF´s subsidiary which produces rubber chemicals and rubber additives, together with other companies in Europe and the United States, were investigated in the context of an antitrust investigation. This investigation resulted in a decision pursuant to which a EUR 3 million fine was imposed on General Quimica, S.A, holding Repsol Quimica, S.A. and Repsol YPF jointly and severally liable. An appeal was filed against that decision at the First Instance Court of the European Union, which in its 18 December 2008 sentence, overruled the appeal. Repsol YPF and Repsol Química will file an appeal for annulment of that decision.

-	Asphalts markets: Around the same date, Repsol YPF Lubricantes and Especialidades S.A. (“RYLESA”), Repsol YPF´s subsidiary engaged in producing asphalt and other products, was together with other companies, investigated by the European Union as part of an antitrust investigation. As a result of that investigation, the European Commission imposed a fine of EUR 80.5 million on RYLESA, also holding Repsol Petróleo and Repsol YPF jointly liable. That decision is also being appealed at the First Instance Court of the European Union. No resolution has been issued yet.

-	Paraffins: Likewise, the European Commission initiated administrative proceedings to penalize certain companies within the Repsol YPF group for certain alleged collusive practices in the paraffins market. On October 2008, a decision imposed a fine of EUR 19.8 million on such group companies. An appeal has been filed against that sanction at the First Instance Court of the European Union.

The Group Repsol YPF has other contingent liabilities related to the environmental obligations linked to its everyday activity (see Note 39).

The consolidated balance sheet at December 31, 2008 and 2007 shows EUR 468 million and EUR 586 million, respectively, under the non-current and current provision captions to cover risks in connection with those contingencies (this does not include the provisions for tax risks described in Note 25).

Concerning those contingencies, company management believes that the provisions recorded adequately cover the related risks.

(38)	DERIVATIVES TRANSACTIONS

In 2008 the Repsol YPF Group arranged derivatives transactions to hedge the following situations:

1.	Fair value hedges of assets and liabilities

2.	Cash flow hedges

3.	Hedges of net investments in foreign operations

In addition, the Repsol YPF Group performed other transactions with derivative instruments in 2008 and 2007 that do not qualify as accounting hedges.

The effect in the balance of derivative instruments is detailed at 31 December 2008 and 2007:

Million of Euros
31 December 2008
Classification	Non-current Assets	Current Assets	Non-current Liability	Current Liability	Fair Value
1. Hedge derivative instruments	131	149	(285)	(15)	(20)
1.1 Fair Value:	65	8	—	(5)	68
-commodities prices	—	—	—	—	—
-exchange rate	—	8	—	(2)	6
-interest rate	64	—	—	—	64
-exchange and interest rate	1	—	—	(3)	(2)

1.2 Cash Flow:	—	14	(155)	(6)	(147)
-commodities prices	—	5	—	(1)	4
-exchange rate	—	5	—	(5)	—
-interest rate	—	4	(155)	—	(151)

1.3 Net Investment	66	127	(130)	(4)	59

2. Other derivative instruments	15	108	(34)	(54)	35

TOTAL(1)	146	257	(319)	(69)	15

(1)	Includes derivative instruments whose valuation with respect to interest rate amounts to a negative value of EUR 275 million.

Million of Euros
31 December 2007
Classification	Non-Current Asset	Current Asset	Non-Current Liability	Current Liability	Fair Value
1. Hedge derivative instruments	700	52	(11)	(24)	717
1.1 Fair value:	9	51	—	—	60
-commodities prices	—	49	—	—	49
-exchange rate	—	—	—	—	—
-interest rate	9	—	—	—	9
-exchange and interest rate	—	2	—	—	2

1.2 Cash flow	14	1	(11)	(10)	(6)
-commodities prices	1	1	—	(7)	(5)
-exchange rate	—	—	—	(3)	(3)
-interest rate	13	—	(11)	—	2

1.3 Net Investment(1)	677	—	—	(14)	663

2. Other derivative instruments	—	5	(170)	(12)	(177)

TOTAL	700	57	(181)	(36)	540

(1)	Includes derivative instruments whose valuation with respect to interest rate amounts to a negative value of EUR 292 million.

38.1)	Fair value hedges of assets and liabilities

These are hedges of the exposure to changes in the fair value of an asset or a liability recognised for accounting purposes, an unrecognised firm commitment or an identified portion of the aforementioned asset, liability or firm commitment that can be attributed to a particular risk and might affect the net income for the period. The most significant transactions are detailed below:

Swaps on crude oil prices

Through its holding in YPF, S.A., Repsol YPF had arranged a swap contract on crude oil prices in order to hedge fluctuations in the current value of deliveries under a forward sale agreement. By virtue of this swap, the Company will receive floating market prices and pay fixed prices. At 31 December 2007, the contract hedged approximately 1 million barrels of crude oil. In May 2008 that “swap” has been covered as a result of the expiration of forward contract.

This swap was defined as a fair value hedge related to the price of a barrel of crude oil. At 31 December 2007, the fair value of this swap was EUR 49 million.

The change in the fair value of these hedge instruments net of the changes in the fair value of the hedged item has a null impact in the consolidated income statements in 2008 and 2007, due to the absence of ineffectiveness.

Interest rate options

In May 2001 Repsol YPF arranged a zero-cost interest rate swap option on a notional amount of EUR 1,000 million, tied to the preference shares issued on that date (see Note 19).

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

Also, in April 2002, effective 30 June 2002, Repsol YPF arranged a zero-cost interest rate swap option on a notional amount of EUR 1,000 million tied to the EUR 2,000 million preference share issue issued in December 2001 (see Note 19).

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

By these purchase and sale transactions on interest options, of the total sum of the EUR 2,000 million corresponding to the issue of preference shares in December 2001, EUR 1,000 million have been at a floating rate of 3 months EURIBOR, for the period from 30 September 2002 and 31 December 2011.

At 31 December 2008 and 2007, the fair value of these purchase and sale transaction of interest rate options of EUR 64 million and EUR 9 million, respectively, have been recorded in the assets of the consolidated balance sheet attached.

The effect on the income statement concerning the hedging instrument, as well as the hedge item, has amounted to EUR 55 million and EUR 17 million in 2008 and 2007 respectively, recorded with a null impact under the heading “Financial result” due to the absence of ineffectiveness.

Cross-currency IRS

At 31 December 2008 and 2007 Repsol YPF through its stake in Gas Natural, has trading transactions of mixed currency and interest swaps to cover the fair value in the financial transactions traded. The detail of said transactions at 31 December 2008 and 2007 is the following:

	Maturity							Fair Value
31 December 2008	2009	2010	2011	2012	2013	Subsequent	Total
	(Million of Euros)
Floating to Fixed
Contract amount/notional (BRL)	1	1	1	1	—	—	4	1
Average rate payable (BRL)	CDI + 4.97%	101.90% CDI 129% CDI	101.90% CDI 129% CDI	101.90% CDI	—	—
Average rate receivable (USD)	USD + 8.30%	LIBOR a.t + 0.60% a.a US$ + 10.59% a.a	LIBOR a.t + 0.60% a.a US$ + 10.59% a.a	LIBOR a.t + 0.60% a.a	—	—
Floating to Fixed
Contract amount/notional (BRL)	5	—	—	—	—	—	5	(3)
Average rate payable (BRL)	101.90% CDI 113.04% CDI	—	—	—	—	—	—	—
Average rate receivable (USD)	LIBOR a.t + 0.60% a.a US$ + 7.66% a.a	—	—	—	—	—	—	—

	Maturity							Fair Value
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
	(Millions of Euros)
Floating to Fixed
Contract amount/notional (MXN)	308	—	—	—	—	—	308	2
Average rate payable (EUR)	8%	—	—	—	—	—	—	—
Average rate receivable (EUR)	Euribor+20.5pb	—	—	—	—	—	—	—

The effect recorded in the consolidated income statements concerning these cross currency interest rate swaps in the periods 2008 and 2007 has amounted to EUR 11 million and EUR 6 million, respectively, recorded with a null impact under the heading “Financial result” due to the absence of ineffectiveness.

Foreign exchange rate transactions

Forward Contracts

At 31 December 2008, Repsol YPF, through its stake in Gas Natural, had arranged forward cash flow hedging transactions to hedge its exposure to foreign exchange risk. The detail of these contracts is as follows:

	Maturity							Fair Value(1)
31 December 2008	2009	2010	2011	2012	2013	Subsequents	Total
	(Millions of Euros)
USD/EUR(2)
Contract amount (USD)	136	—	—	—	—	—	136	6
Contract average exchange rate	1.4359

MAD/EUR(2)
Contract amount (USD)	2	—	—	—	—	—	2	—
Contract average exchange rate	8.13

(1)	In millions of equivalent euros.

(2)	Repsol YPF buys the first currency mentioned and sells the second.

The effect recorded in the consolidated income statement concerning these term currency purchase and sale contracts amounts to EUR 2 million in the 2008 period, with no effect on the consolidated income statement, since there is no type of ineffectiveness.

38.2)	Cash flow hedges

These are hedges of the exposure to variability in cash flows that: (i) is attributed to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecasted transaction; and (ii) could affect profit or loss. The detail of the most significant transactions is as follows:

Raw material price hedging transactions

At 31 December 2008 Repsol YPF, through its stake in Gas Natural, had traded some hedging instruments on the prices of natural gas and electricity: (i) EUR-denominated swaps for a nominal amount of EUR 27 million, and at a positive net fair value of EUR 4 million.

At 31 December 2007 Repsol YPF, through its stake in Gas Natural, had traded some hedging instruments on the prices of natural gas and electricity: (i) USD-denominated swaps for a nominal amount of US$ 27 million, and at a negative net fair value of EUR 2 million, and (ii) EURO-denominated swaps for a net face value of EUR 45 million and with a negative net fair value of EUR 3 million.

Interest rate transactions

i.	Interest rate swaps

At 31 December 2008 and 2007, the Repsol YPF Group held the following interest rate swaps as hedges:

	Maturity							Fair Value
31 December 2008	2009	2010	2011	2012	2013	Subsequent years	Total
	(Millions of Euros)
1.) Floating to fixed
Contract amount/notional (EUR)	—	—	—	750	—	—	750	(34)
Average rate payable (EUR)				4.23%
Average rate receivable (EUR)				Euribor 3m

Contract amount/notional (MXN)	10	—	—	—	—	—	10	—
Average rate payable (MXN)	TIIE 28 days
Average rate receivable (MXN)	TIIE 28 days

Contract amount/notional (USD)	—	—	—	—	—	397	397	(85)
Average rate payable (USD)						5.27%
Average rate receivable (USD)						Libor 3m

Contract amount/notional (EUR)	371	371	186	1	2	2	931	(3)
Average rate payable (EUR)	3.15%	3.15%	3.15%	3.30%	3.07%	3.74%
Average rate receivable (EUR)	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m

Contract amount/notional (EUR)	62	—	—	—	—	—	62	—
Average rate payable (EUR)	3.67%
Average rate receivable (EUR)	Euribor 3m

Contract amount/notional (EUR)	—	62	609	62	—	—	733	(25)
Average rate payable (EUR)		3.77%	3.82%	3.77%
Average rate receivable (EUR)		Euribor 1m	Euribor 1m	Euribor 1m

Contract amount/notional (ARS)	—	1.94	—	—	—	—	1.94	—
Average rate payable (ARS)		17.25%
Average rate receivable (ARS)		Badlar

	Maturity							Fair Value
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
	(Millions of Euros)
1.) Floating to Fixed
Contract amount/notional (EUR)	0.3085	—	1	185	2	5	194	7
Average rate payable (EUR)	3.32%	3.32%	3.32%	3.40%	3.07%	3.25%	—
Average rate receivable (EUR)	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m

Contract amount/notional (MXN)	308.47	—	—	—	—	—	308	—
Average rate payable (MXN)	9.99%
Average rate receivable (MXN)	TIIE 28 days

Contract amount/notional (USD)	4	4	16	4	4	23	55	(4)
Average rate payable (USD)	6.38%	6.38%	6.38%	6.38%	6.38%	6.38%
Average rate receivable (USD)	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m

Contract amount/notional (USD)	—	—	—	—	—	397	397	(8)
Average rate payable (USD)						5.27%
Average rate receivable (USD)						Libor 3m

Contract amount/notional (EUR)	—	—	—	—	750	—	750	5
Average rate payable (EUR)					4.23%
Average rate receivable (EUR)					Euribor 3m

Contract amount/notional (EUR)	—	62	—	—	—	—	62	1
Average rate payable (EUR)		3.67%
Average rate receivable (EUR)		Euribor 3m

Contract amount/notional (ARS)	35	—	—	—	—	—	35	—
Average rate payable (ARS)	11.40%
Average rate receivable (ARS)	CER

ii.	Interest rate options

At 31 December 2008 and 2007, Repsol YPF, through its stake in Gas Natural, had arranged interest rate options. The detail of these hedging transactions is as follows:

	Maturity							Fair Value
31 December 2008	2009	2010	2011	2012	2013	Subsequent years	Total
	(Millions of Euros)
1.) Collar
Contract amount/notional (EUR)	5.17	1.93	1.19	3.97	0.77	1.60	14.63	—
Cap call option
Average rate payable	5.32%	5.20%	5.64%	5.38%	5.60%	5.55%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor
Floor put option
Average rate payable	3.54%	3.30%	3.62%	4.01%	3.54%	3.44%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor

2.) Forward option starting
Contract amount/notional (BRL)	1.28	—	—	—	—	—	1.28	—
Option cap purchase	14.30%
Rate to pay	100% CDI
Rate to collect

	Maturity							Fair Value
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
	(Millions of Euros)
1.) Collar
Contract amount/notional (EUR)	1.54	4.63	1.54	0.93	1.85	3.08	13.57	—
Cap call option
Average rate payable	5.01%	5.18%	4.72%	4.93%	4.68%	5.01%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor
Floor put option
Average rate payable	3.11%	3.41%	2.81%	2.85%	2.63%	2.91%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor

2.) Barrier Collar
Contract amount/notional (EUR)	0.31	—	—	—	0.93		1.24	—
Cap call option
Average rate payable	4.74%				4.74%
Average rate receivable	Euribor				Euribor
Floor put option
Average rate payable	4.74%				4.74%
Average rate receivable	Euribor				Euribor

iii.	Cross currency IRS

At 31 December 2008 and 2007, Repsol YPF, through its stake in Gas Natural, had arranged cross-currency IRS transactions. The detail of these hedging transactions is as follows:

	Maturity							Fair Value
31 December 2008	2009	2010	2011	2012	2013	Subsequent years	Total
	(Millions of Euros)
Floating to Fixed
Contract amount (USD)	13	—	—	—	—	—	13	2
Average rate payable (ARS)	14.30%
Average rate receivable (USD)	Libor 6m

Floating to Fixed
Contract amount (USD)	3	12	2	3	3	14	37	(6)
Average rate payable (USD)	6.38%
Average rate receivable (USD)	Libor 3m

	Maturity							Fair Value
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
	(Million of Euros)
Floating to Fixed
Contract amount (USD)	—	18	—	—	—	—	18	—
Average rate payable (ARS)		14.30%
Average rate receivable (ARS)		Libor 6m

Foreign exchange rate transactions

Forward contracts

At 31 December 2008 and 2007, Repsol YPF, through its investment in Bahía de Bizkaia Electricidad, S.L. and Gas Natural and other affiliates had arranged forward cash flow hedging transactions to hedge its exposure to foreign exchange risk. The detail of these contracts is as follows:

	Maturity							Fair Value(1)
31 December 2008	2009	2010	2011	2012	2013	Subsequent years	Total
	(Million of Euros)
USD/Euro(2)
Contract amount (USD)	165	2	2	2	2	4	177	(5)
Contract average exchange rate	1.3883

USD/Euro(2)
Contract amount (USD)	37	3	—	—	—	—	40	—
Contract average exchange rate	1.3823	1.3752

JPY/Euro(2)
Contract amount (JPY)	21	—	—	—	—	—	21	5

	Maturity							Fair Value(1)
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
	(Million of Euros)
USD/Euro(2)
Contract amount (USD)	199	3	3	3	3	8	219	(3)
Contract average exchange rate	1.48	1.27	1.28	1.29	1.30	1.32

(1)	In millions of equivalent euros.

(2)	Repsol YPF buys the first currency mentioned and sells the second.

38.3)	Hedges of net investment in foreign operation

These are hedges of the foreign currency exposure relating to the Group’s interest in the net assets of the foreign operations.

Repsol YPF arranges forward foreign currency purchase and sale contracts as part of its overall strategy to manage its exposure to foreign exchange risk on investments.

The detail of the most significant transactions with financial derivatives in force at 31 December 2008 and 2007 is as follows:

i)	Forward Contracts

The nominal value, maturity and fair value of these financial instruments, as of 31 December 2008 and 2007, were as follows:

	Maturity							Fair Value(1)
31 December 2008	2009	2010	2011	2012	2013	Subsequent years	Total
Eur/USD (2)
Contract amount (EUR)	1,678	—	—	—	—	—	1,678	124
Contract average exchange rate	1.2846

	Maturity							Fair Value(1)
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
Eur/USD (2)
Contract amount (EUR)	179	—	—	—	—	—	179	(14)
Contract average exchange rate	1.59

(1)	In millions of equivalents euros.

(2)	Repsol YPF buys the first currency mentioned and sells the second

ii)	Cross-currency IRS

The nominal value, maturity and fair value of these financial instruments, at 31 December 2008, were as follows:

	Maturity							Fair Value
31 December 2008	2009	2010	2011	2012	2013	Subsequent years	Total
	(Millions of Euros)
Fixed to Fixed
Contract amount/notional (Eur)	—	342	—	750	700	658	2,450	(195)
Average rate payable (USD)	—	3.02%	—	4.97%	5.25%	4.95%
Average rate receivable (Eur)	—	4.42%	—	4.22%	4.41%	4.41%

In addition to the financial instruments detailed in the preceding graph, the Group has contracted CCIRS for a notional amount of EUR 300 million, maturing in 2010, which were discontinued as hedging instruments on 21 February 2008 and have since been considered speculative (see caption 38.4ii) in this note). At the time they were discontinued, their fair values were EUR 130 million, and have been recorded as assets on the consolidated balance sheet as net investment coverage financial derivatives.

The nominal value, maturity and fair value of those financial instruments recorded in the consolidated balance sheet at 31 December 2007 was as follows:

	Maturity							Fair Value
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
	(Million of Euros)
Floating to Fixed
Contract amount/notional (Eur)	—	—	1,175	—	750	2,200	4,125	677
Average rate payable (Usd)	—	—	7.16%	—	4.97%	5.26%	—	—
Average rate receivable (Eur)	—	—	6.00%	—	4.22%	4.52%	—	—

38.4)	Other derivatives transactions

Repsol YPF has also arranged certain derivatives to manage its exposure to interest rate risk, foreign exchange risk and price risk that do not qualify for hedge accounting.

In 2008 and 2007, the effect recorded in the consolidated income statement, both for active instruments at year end and for instruments paid off during the period, is an income of EUR 86 million and EUR 63 million, respectively, recorded in “Financial result”, and an income of EUR 36 million and expense of EUR 50 million, respectively, recorded in the “Operating cost” line of the consolidated income statement.

The detail of the most significant transactions is as follows:

i)	Interest rate swap

-	During 2007 hedging relation for two interest rate swaps for a notional amount of EUR 674 million designated as cash flows hedge for the issue of preference shares has been discontinued as these lack efficiency. The fair value of those instruments at 31 December 2007 was EUR 170 million, and was recorded as a liability. These financial swaps were paid in the 2008 period and the result of the payment was an expense of EUR 0.2 million.

The recorded accumulated loss under the heading “Adjustments for changes in value” at 31 December 2008 and 2007 amounts to EUR 43 million and EUR 47 million, respectively, and shall be depreciated along the life of the preference shares these were hedging. The related amount reflected in “Adjustments for changes in value” in 2008 and 2007 amounts to an expense of EUR 4 million.

-	Additionally, the Group has contracted interest rate swaps to economically cover interest rate risk that do not qualify as accounting hedges at 31 December 2008 noted in the following table:

	Maturity							Fair Value
31 December 2008	2009	2010	2011	2012	2013	Subsequent years	Total
	Millions of Euros
1.) Floating to Fixed
Contract amount/notional (EUR)	—	300	—	—	—	—	300	(18)
Average rate payable (EUR)		6.00%
Average rate receivable (EUR)		Euribor 3m + 0.51%

ii)	Cross currency IRS

In 2008, mixed swap operations totalling EUR 2,175 million used as net investment coverage have been discontinued, of which, operations amounting to EUR 1,875 million were cancelled throughout the year.

Following are currency and interest rate financial swaps corresponding to discontinued coverage not cancelled in 2008 and remaining in the Group’s consolidated financial statements as speculative derivatives not considered to qualify as accounting hedges:

	Maturity							Fair Value
31 December 2008	2009	2010	2011	2012	2013	Subsequent years	Total
	(Millions of Euros)
Fixed to Fixed
Contract amount/notional (EUR)	—	300	—	—	—	—	300	121
Average rate payable (USD)		6.94%
Average rate receivable (EUR)		6.00%

Valuation to market of those financial instruments at the date the coverage was discontinued was EUR 130 million (see caption 38.3 ii) of this note). The variation in the fair value of those instruments from the date on which coverage was discontinued to 31 December 2008 (EUR 9 million) has been recorded as a liability for derivative instruments not considered to qualify as an accounting hedge.

iii)	Other forward contracts

Repsol YPF has entered into other forward contracts as part of its overall strategy to manage its exposure to foreign exchange risk. The nominal value, maturity and fair value of these financial instruments recognised as an asset on the consolidated balance sheet at 31 December 2008 and 2007 were as follows:

	Maturity							Fair Value(1)
31 December 2008	2009	2010	2011	2012	2013	Subsequent years	Total
	(Millions of Euros)
EUR/USD
Contract amount (EUR)	2,106	—	—	—	—	—	2,106	48
Contract average exchange rate	1.3585

USD/EUR
Contract amount (USD)	1,275	—	—	—	—	—	1,079	(27)
Contract average exchange rate	1.3618

CLP/USD
Contract amount (CLP)	47	—	—	—	—	—	47	—
Contract average exchange rate	643.49

USD/PEN
Contract amount (USD)	18	—	—	—	—	—	18	—
Contract average exchange rate	3.12

	Maturity							Fair Value(1)
31 December 2007	2008	2009	2010	2011	2012	Subsequent years	Total
EUR/USD
Contract amount (EUR)	625	—	—	—	—	—	625	2
Contract average exchange rate	1.47	—	—	—	—	—

USD/EUR
Contract amount (USD)	213	—	—	—	—	—	213	(3)
Contract average exchange rate	1.44	—	—	—	—	—

EUR/BRL
Contract amount (BRL)	11	—	—	—	—	—	11	—
Contract average exchange rate	3.00	—	—	—	—	—

(1)	In millions of equivalent euros.

(2)	Repsol YPF buys the first currency mentioned and sells the second

iv)	Equity Swaps

Gas Natural has signed equity swap contracts with UBS Limited, ING Belgium and Société Générale on a total of 85,886,762 Unión Fenosa, S.A. shares (representing 9.40% of the capital stock), as the underlying securities, which may be settled in cash or throughout the delivery of such shares. Each agreement establishes a price ceiling (from 17.13 to 17.57 euros per share, on the basis of the agreement). Fair value recorded in the consolidated balance sheet for those operations at 31 December 2008 was EUR 11 million.

v)	Future contracts on commodities

The risk associated with future physical crude oil and other oil product purchase or sale transactions is hedged through the arrangement of derivative instruments, basically futures and swaps.

At 31 December 2008 and 2007, the open positions were as follows:

	Thousand of barrels except(*)	Maturity
31 December 2008		2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
									(Millions of Euros)
Purchase contracts
WTI	523	523	—	—	—	—	—	523	(1)
NYMEX HHO	42	42	—	—	—	—	—	42	—
IPE GO(*)	113	113	—	—	—	—	—	113	(6)
RBOB	35	35	—	—	—	—	—	35	—

Sale contracts
WTI	1,707	1,707	—	—	—	—	—	1,707	—
IPE GO(*)	138	138	—	—	—	—	—	138	—
IPE BRENT	834	834	—	—	—	—	—	834	(2)
NYMEX HHO	570	570	—	—	—	—	—	570	6

Swaps
WTI	2,600	2,600	—	—	—	—	—	2,600	15
Brent	11,211	11,211	—	—	—	—	—	11,211	(4)
JET	63	63	—	—	—	—	—	63	12
HHO	295	295	—	—	—	—	—	295	—
GO(*)	49	49	—	—	—	—	—	49	—
Propano(*)	50	50	—	—	—	—	—	50	—
Fuel Oil(*)	50	50	—	—	—	—	—	50	—
Nafta(*)	6	6	—	—	—	—	—	6	—

(*)	In thousands of tons.

	Thousands of barrels except(*)	Maturity
At 31 December 2007		2008	2009	2010	2011	2012	Subsequent years	Total	Fair Value
									(Million of Euros)
Purchase contracts
WTI	422	422	—	—	—	—	—	422	2
NYMEX HHO	37	37	—	—	—	—	—	37	—
IPE GO(*)	32	32	—	—	—	—	—	32	—
RBOB	186	186	—	—	—	—	—	186	1

Sale contracts
WTI	441	441	—	—	—	—	—	441	(2)
IPE GO(*)	47	47	—	—	—	—	—	47	(1)
RBOB	258	258	—	—	—	—	—	258	(1)

Swaps
WTI	3,605	3,605	—	—	—	—	—	3,605	(10)
Brent	5,695	5,695	—	—	—	—	—	5,695	4
GO(*)	6	6	—	—	—	—	—	6	—
Propano(*)	8	8	—	—	—	—	—	8	—
Premium Unleaded(*)	3	3	—	—	—	—	—	3	—
Fuel Oil(*)	112	—	22	23	22	23	22	112	—
Nafta(*)	79	79	—	—	—	—	—	79	2

(*)	In thousands of tons.

Furthermore, the “Other receivables” caption includes EUR 7 million corresponding to the valuation to market of commodity purchase/sale contracts valued as per IAS 39, as described in section 4.22 of Note 4.

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

The criteria used to measure environmental costs are established in the “Repsol YPF Environmental Costs Guide”, which adapts the American Petroleum Institute guidelines to the Group’s operations and technical approach. It is important to note in this regard that the traditional “bottom-line” solutions for reducing environmental impact are gradually giving way to preventive measures built into processes right from the time the facilities are designed. This sometimes requires the identification of environmental assets through a system of coefficients applied to investment projects and the related tangible assets, per the guidelines expressed in the aforementioned Guide.

39.1)	Environmental Assets

At 31 December 2008, the breakdown of the cost of the environmental assets identified and the related accumulated depreciation is as follows:

	Millions of Euros
	Cost	Accumulated Depreciation	Net
Atmospheric emissions	403	(205)	198
Water	623	(368)	255
Product quality	1,348	(614)	734
Soil	238	(69)	169
Energy saving and efficiency	284	(144)	140
Waste	43	(13)	30
Other	451	(287)	164

	3,390	(1,700)	1,690

The cost includes EUR 310 million relating to tangible assets in the course of construction.

As in prior years, the main environmental investments made in 2008 include those required to reach the environmental quality of the oil products demanded in the new Spanish and Argentine regulations for a total amount of EUR 56 million. Outstanding projects in this area include the continuation of the project to improve the quality of gasoline and gas oils in the refinery of Cartagena (Spain), with an environmental investment of EUR 12 million.

Investments aimed at the control, reduction and/or avoidance of pollutant emissions have been also relevant, especially, those concerning the protection of the atmosphere, the water means, soil and the subterranean waters. Among them, we highlight the ongoing development of the plant OHP (oxidation per Hydro peroxide) for the treatment of effluents in the petrochemical plant, both in Tarragona (Spain) representing an investment of EUR 3 million in 2008.

39.2)	Environmental Provisions

Repsol YPF recognises the provisions required to cover the measures aimed at preventing and repairing environmental impact. These provisions are estimated on the basis of technical and economic criteria and are classified under “Other Provisions”.

The changes in the environmental provisions in 2008 were as follows:

Millions of Euros
Balance at 1 January 2008	178
Period provisions charged to income	133
Provisions released with a credit to income	(2)
Payment	(69)
Reversals and other	(3)

Balance at 31 December 2008	237

Additionally, Repsol YPF’s Environmental Cost Guide classifies as environmental provisions 75% of the amounts recognised under the caption “Provision for Field Dismantling Costs”, totaling EUR 826 million at 31 December 2008 (see Note 20).

The balance of the environmental provisions at 31 December 2008, included most notably approximately EUR 110 million to cover the environmental risks relating to the operations carried out in the past by the former chemicals subsidiary of Maxus Energy Corporation, Diamond Shamrock Chemicals Company, prior to its sale in 1986 to Occidental Petroleum Corporation (also included in the provisions detailed in Note 37).

The corporate insurance policies cover third-party liability for pollution caused by accidental and sudden events, in keeping with standard practice in the industry.

39.3)	Environmental expenses

In 2008 environmental expenses amounted to EUR 363 million and were classified as “Materials used” and “Other operating expense”.

This amount includes EUR 208 million of expense for the rights necessary to cover CO2 emissions during 2008 (although according to Note 9, the net expense pertaining to CO2 emissions amounted to approximately EUR 16 million in 2008; see Notes 9 and 20) and measures in connection with atmospheric protection, soil and underground water remediation, waste management and water management, amounting to EUR 31 million, EUR 29 million, EUR 41 million and EUR 22 million, respectively.

39.4)	Future projects

Some of the most important issues that might affect Repsol YPF’s operations and investments in the future are climate change and renewable energies, Law 26093 in Argentina, Resolution SE 785/2005 in Argentina, the change in Directive 96/61/EC on Integrated Pollution Prevention and Control (IPPC), together with the Law 26/2007 on environmental liability and the new regulations that will further develop such law.

In the area of climate change, on 12 December 2008, the European Parliament reached an agreement approving the Emissions Trading Directive as from 2013, the principal points of which are as follows:

•	The number of rights to be assigned during the 2013-2020 periods will be reduced by 21% from 2005 emissions. Annual ceilings will be reduced gradually by 1.74%.

•	Allowable levels will be based on benchmarking and will be gradually replaced by auctioned rights. The number of rights to be auctioned will increase linearly from 20% in 2013 to 70% in 2020. This will affect all industrial sectors, except from the electric one. The 50% of income arising from those auctions will be invested in financing mitigation and adaptation plans and measures.

•	Up to 2015, more than 300 million rights pertaining to the reserve for new entrants will be used to finance projects for capturing and isolating carbon and for renewable energy projects.

•	Industrial sectors determined by the European Commission to be susceptible to loss of competitiveness as a result of fuel consumption may opt to have 100% rights assigned to them. Those sectors must be identified prior to December 2009.

On the other hand, in 2006 was approved in Argentina the Law 26093, which contemplates incorporating biofuel into gasoline and fuel oil. These regulations are compulsory from the fourth year in which they go into effect and are directed basically to obtaining biofuel, incorporation of biofuel into petroleum derivatives, and logistical distribution. Since mid-2007, the Company has been marketing the so-called gasoilbio (a mixture of gasoil and bio-combustibles) at a growing number of service stations. The percentage of bio-combustibles, which is currently 1%, will gradually rise in order to meet the 5% established in that Law.

In addition, Resolution SE 785/2005 went into effect in Argentina in 2005, which deals with elevated hydrocarbon storage tanks. This Law requires a number of audits to ensure that the tanks are hermetically sealed and to determine possible contamination attributable to those tanks. It also establishes obligations concerning tank repair and reclaiming of contaminated sites.

In late 2007 the European Commission submitted a proposal for revision of Directive IPPC (Integrated Prevention Pollution Control), which continues to be discussed. It now includes other areas of contamination, such as the installation of medium-sized combustion devices (from 20 to 50 MW), establishes stricter emissions ceilings for a large combustion facilities not previously included in this Directive, and proposes annual inspections of industrial sectors to compare emission levels to those established in Best Available Technologies. On the other hand, BREF (Best Available Technologies Reference) for refining is being reviewed, which calls for renewal of the Integrated Environmental Authorisation every four years.

In Spain, in October 2007 Law 26/2007 was enacted, transposing the Directive 35/2004 relating to environmental responsibility. The corresponding regulation was published on 23 December 2008, and establishes methodologies for determining risk scenarios and calculating repair costs making it possible to determine coverage for financial environmental liability guarantees. The requirement to provide such financial guarantee will be established in an order issued by the Department of the Environment (Rural and Marine), after 30 April 2010.

(40)	FEES PAID TO THE AUDITORS

The fees earned by the auditors and their organisation for the audit services provided to Repsol YPF, S.A. and the Group companies in 2008 amounted to EUR 7.6 million. Also, the fees earned by the auditors and their organization for audit-related services and other services amounted to EUR 0.8 million and EUR 0.03 million, respectively.

The sum of these amounts does not represent more than 10% of the total volume of business of the auditors and their organisation.

(41)	SUBSEQUENT EVENTS

At the date of formulation of these consolidated financial statements, there are no subsequent events to be noted.

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

Balance Sheets at 31 December 2008 and 2007

	Millions of Euros
2008	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total
ASSETS
NON CURRENT ASSETS
Intangible assets:	68	—	1,453	2,558	4,079
a) Goodwill	—	—	296	2,555	2,851
b) Other Intangible assets	68	—	1,157	3	1,228
Tangible assets	779	—	23,107	1,851	25,737
Investment property	—	—	31	—	31
Investments accounted for using the equity method	17,134	798	12,470	(29,877)	525
Non-current financial assets	1,381	4,796	7,381	(11,092)	2,466
Deferred tax assets	59	5	1,276	123	1,463
Other non-current assets	25	22	310	(81)	276

	19,446	5,621	46,028	(36,518)	34,577
CURRENT ASSETS
Non-current assets available for sale	—	—	1,251	—	1,251
Inventories	12	—	3,584	(12)	3,584
Trade and other receivables	1,220	44	9,580	(4,212)	6,632
a) Sales and services customers	—	31	4,174	4	4,209
b) Other receivables	1,185	1	5,210	(4,216)	2,180
c) Income tax assets	35	12	196	—	243
Other current financial assets	4,682	891	10,865	(15,944)	494
Cash and cash equivalents	—	19	2,877	(5)	2,891

	5,914	954	28,157	(20,173)	14,852

TOTAL ASSETS	25,360	6,575	74,185	(56,691)	49,429

	Millions of Euros
2008	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total
LIABILITIES AND NET EQUITY
EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT COMPANY	20,100	1,640	25,819	(27,459)	20,100
MINORITY INTERESTS	—	—	107	1,063	1,170
TOTAL NET EQUITY	20,100	1,640	25,926	(26,396)	21,270

NON-CURRENT LIABILITIES
Subsidies	—	—	108	—	108
Non-current provisions for contingencies and expenses	92	—	2,612	6	2,710
Non-current Financial Liabilities	3,308	4,416	14,110	(11,520)	10,315
a) Debts with credit institutions and other obligations or other negotiable securities	150	4,416	5,733	(298)	10,001
b) Other financial liabilities	3,158	—	8,378	(11,222)	314
Deferred tax liabilities	121	—	1,769	664	2,554
Other non-current liabilities	62	—	1,500	(111)	1,451
NON-CURRENT LIABILITIES	3,583	4,416	20,099	(10,961)	17,138

Liabilities linked to non-current assets available for sale	—	—	601	—	601
Current provisions	4	—	442	(9)	437
Current Financial Liabilities:	164	429	16,455	(15,260)	1,788
a) Debts with credit institutions and other obligations or other negotiable securities	54	255	1,428	4	1,742
b) Other financial liabilities	110	173	15,027	(15,264)	46
Trade debts and other accounts payable:	1,509	90	10,660	(4,065)	8,195
a) Trade suppliers	87	—	2,767	24	2,878
b) Other creditors	1,444	47	7,624	(4,088)	5,027
c) Income tax liabilities	(22)	43	269	—	290
CURRENT LIABILITIES	1,677	519	28,158	(19,333)	11,021

TOTAL LIABILITIES AND NET EQUITY	25,360	6,575	74,184	(56,691)	49,429

	Millions of Euros
2007	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total
ASSETS
Intangible assets:	46	—	1,504	2,776	4,326
a) Goodwill	—	—	533	2,775	3,308
b) Other Intangible assets	46	—	971	1	1,018
Tangible assets	670	—	21,031	1,975	23,676
Investment property	—	—	34	—	34
Investments accounted for using the equity method	15,650	587	8,537	(24,237)	537
Non-current financial assets	693	4,808	4,726	(8,577)	1,650
Deferred tax assets	1,794	4	1,225	(2,003)	1,020
Other non-current assets	12	29	342	(85)	298

NON-CURRENT ASSETS	18,865	5,428	37,399	(30,151)	31,541
Non-current assets available for sale	—	—	80	—	80
Inventories	13		4,695	(33)	4,675
Trade and other receivables	997	2	12,504	(5,486)	8,017
a) Sales and services customers	—	—	5,763	4	5,767
b) Other receivables	862	(4)	6,625	(5,490)	1,993
c) Income tax assets	135	6	116	—	257
Other current financial assets	3,850	926	11,374	(15,884)	266
Cash and cash equivalents	1	64	2,523	(3)	2,585
CURRENT ASSETS	4,861	992	31,176	(21,406)	15,623

TOTAL ASSETS	23,726	6,420	68,575	(51,557)	47,164

	Millions of Euros
2007	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total
LIABILITIES AND NET EQUITY
EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT COMPANY	18,511	1,307	20,438	(21,745)	18,511
MINORITY INTERESTS	—	—	111	540	651
TOTAL NET EQUITY	18,511	1,307	20,549	(21,205)	19,162

Subsidies	—	—	109	—	109
Non-current provisions for contingencies and expenses	79	—	2,560	(74)	2,565
Non-current Financial Liabilities	3,174	4,564	11,291	(8,964)	10,065
a) Debts with credit institutions and other obligations or other negotiable securities	374	4,564	5,188	(243)	9,883
b) Other financial liabilities	2,800	—	6,103	(8,721)	182
Deferred tax liabilities	187	—	2,524	(238)	2,473
Other non-current liabilities	217	2	1,332	(116)	1,435

NON-CURRENT LIABILITIES	3,657	4,566	17,816	(9,392)	16,647
Liabilities linked to non-current assets available for sale	—	—	—	—	—
Current provisions	5	—	290	(9)	286
Current Financial Liabilities:	284	508	16,167	(15,458)	1,501
a) Debts with credit institutions and other obligations or other negotiable securities	141	105	1,241	(4)	1,483
b) Other financial liabilities	143	403	14,926	(15,454)	18
Trade debts and other accounts payable:	1,269	39	13,753	(5,493)	9,568
a) Trade suppliers	54	—	4,424	13	4,491
b) Other creditors	999	—	8,854	(5,506)	4,347
c) Income tax liabilities	216	39	475	—	730
CURRENT LIABILITIES	1,558	547	30,210	(20,960)	11,355

TOTAL LIABILITIES AND NET EQUITY	23,726	6,420	68,575	(51,557)	47,164

Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006

	Millions of Euros
2008	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total
REVENUE
Sales	—	—	95,156	(37,416)	57,740
Services rendered and other income	389	—	1,924	(421)	1,892
Changes in inventories of finished goods and work in progress inventories	—	—	(294)	20	(274)
Income from reversal of impairment losses and gains on disposal of non-current assets	117	—	1,294	(1,228)	183
Allocation of subsidies on nonfinancial assets and other subsidies	—	—	18	—	18
Other operating income	707	—	1,817	(1,108)	1,416

	1,213	—	99,914	(40,152)	60,975
EXPENSES
Materials used	(330)	—	(77,947)	37,416	(40,861)
Personnel expenses	(257)	—	(1,770)	11	(2,016)
Other operating expenses	(469)	(1)	(11,026)	1,708	(9,789)
Depreciation and amortisation of non-current assets	(51)	—	(2,788)	(252)	(3,091)
Impairment losses recognized and losses on disposal of non-current assets	—	—	(520)	385	(135)

	(1,107)	(2)	(94,050)	39,267	(55,892)

OPERATING INCOME	107	(2)	5,863	(885)	5,083

FINANCIAL RESULT	5	62	420	(859)	(372)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	112	60	6,284	(1,744)	4,711
Income tax	168	(16)	(2,536)	445	(1,940)
Share of result of companies accounted for using the equity method	2,432	268	51	(2,685)	66

CONSOLIDATED NET INCOME FOR THE YEAR	2,711	312	3,799	(3,985)	2,837
Net income attributable to minority interests	—	—	(35)	(91)	(126)

NET INCOME ATTRIBUTABLE TO THE PARENT	2,711	312	3,764	(4,076)	2,711

	Millions of Euros
2007	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total
REVENUE
Sales	—	—	84,267	(32,169)	52,098
Services rendered and other income	355	—	1,658	(246)	1,767
Changes in inventories of finished goods and work in progress inventories	—	—	387	—	387
Income from reversal of impairment losses and gains on disposal of non-current assets	565	—	421	(142)	844
Allocation of subsidies on nonfinancial assets and other subsidies	—	—	13		13
Other operating income	609	—	1,443	(1,238)	814

	1,529	—	88,189	(33,795)	55,923
EXPENSES
Materials used	(279)	—	(68,155)	32,140	(36,294)
Personnel expenses	(227)	—	(1,645)	17	(1,855)
Other operating expenses	(413)	(1)	(9,637)	1,471	(8,580)
Depreciation and amortisation of non-current assets	(44)	—	(2,786)	(311)	(3,141)
Impairment losses recognized and losses on disposal of non-current assets	(1)	—	(709)	465	(245)

	(964)	(1)	(82,932)	33,782	(50,115)

OPERATING INCOME	565	(1)	5,257	(13)	5,808

FINANCIAL RESULT	(76)	67	874	(1,089)	(224)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	489	66	6,131	(1,102)	5,584
Income tax	322	(17)	(2,335)	(308)	(2,338)
Share of result of companies accounted for using the equity method	2,377	188	67	(2,523)	109

CONSOLIDATED NET INCOME FOR THE YEAR	3,188	237	3,863	(3,933)	3,355
Net income attributable to minority interests	—	—	(30)	(137)	(167)

NET INCOME ATTRIBUTABLE TO THE PARENT	3,188	237	3,833	(4,070)	3,188

	Millions of Euros
2006	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total
REVENUE
Sales	—	—	73,944	(22,589)	51,355
Services rendered and other income	841	—	1,678	(782)	1,737
Changes in inventories of finished goods and work in progress inventories	—	—	236	—	236
Income from reversal of impairment losses and gains on disposal of non-current assets	48	—	488	(185)	351
Allocation of subsidies on nonfinancial assets and other subsidies	—	—	16	—	16
Other operating income	28	—	1,234	123	1,385

	917	—	77,596	(23,433)	55,080
EXPENSES
Materials used	(296)	—	(55,266)	20,445	(35,117)
Personnel expenses	(202)	—	(1,476)	4	(1,674)
Other operating expenses	(365)	(1)	(11,443)	3,005	(8,804)
Depreciation and amortisation of non-current assets	(53)	—	(2,726)	(315)	(3,094)
Impairment losses recognized and losses on disposal of non-current assets	—	—	(493)	13	(480)

	(916)	(1)	(71,404)	23,152	(49,169)

OPERATING INCOME	1	(1)	6,192	(281)	5,911

FINANCIAL RESULT	(139)	57	(264)	(136)	(482)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	(138)	56	5,928	(417)	5,429
Income tax	276	(15)	(2,414)	(67)	(2,220)
Share of result of companies accounted for using the equity method	2,986	252	54	(3,153)	139

CONSOLIDATED NET INCOME FOR THE YEAR	3,124	293	3,568	(3,637)	3,348
Net income attributable to minority interests	—	—	(172)	(52)	(224)

NET INCOME ATTRIBUTABLE TO THE PARENT	3,124	293	3,396	(3,689)	3,124

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

	Millions of Euros
2008	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total 31/12/2008
Net income before tax and share of results of companies accounted for using the equity method	112	60	6,284	(1,744)	4,711
Adjustments to result	358	(63)	1,793	1,361	3,449
Depreciation and amortisation of assets	51	—	2,788	252	3,091
Other adjustments to result (net)	307	(63)	(995)	1,109	358
Changes in working capital	(942)	337	967	825	1,187
Other cash flows from operating activities:	2,035	91	(1,825)	(2,949)	(2,648)
Dividends received	1,980	100	991	(2,962)	110
Income tax received / (paid)	55	(10)	(2,461)	16	(2,399)
Other receipts / (payments) from operating activities	—	—	(355)	(4)	(359)

Cash Flows from operating activities	1,563	424	7,219	(2,507)	6,699

Payments for investing activities:	(1,435)	(84)	(7,002)	2,935	(5,586)
Group companies, affiliates and business units	(713)	(70)	(102)	786	(99)
Tangible assets, intangible assets and investment properties	(204)	—	(4,725)	15	(4,914)
Other financial assets	(518)	(13)	(2,176)	2,134	(573)
Receipts from divestments:	937	18	430	(340)	1,045
Group companies, affiliates and business units	937	—	47	(64)	920
Tangible assets, intangible assets and investment properties	—	—	98	4	102
Other financial assets	—	18	285	(280)	23
Others cash flows	—	—	(155)	(19)	(174)

Cash Flows from investing activities	(498)	(65)	(6,728)	2,577	(4,715)

Receipts and (payments) from equity instruments:	1	—	465	(711)	(245)
Acquisition	(17)	—	466	(711)	(262)
Disposal	18	—	(1)	—	17
Receipts and (payments) from liability instruments:	134	(237)	2,923	(2,373)	447
Issues	325	0	36,366	(33,348)	3,343
Return and redemption	(191)	(237)	(33,443)	30,975	(2,896)
Payments for dividends and payments on other equity instruments	(1,221)	—	(3,379)	2,992	(1,608)
Other cash flows from financing activities	21	(168)	(159)	(8)	(314)
Interest payments	(304)	(243)	(724)	647	(623)
Other receipts / (payments) from financing activities	325	75	564	(655)	309

Cash Flows from financing activities	(1,065)	(405)	(151)	(99)	(1,720)

Effect of changes in exchange rates	—	1	41	(0)	42
Net increase / (decrease) in cash and cash equivalents	—	(46)	381	(29)	306

Cash and cash equivalents at the beginning the year	1	64	2,523	(3)	2,585
Cash and cash equivalents at the end the year	—	19	2,904	(32)	2,891

COMPONENTS OF CASH AT THE END OF YEAR
(+) Cash and banks	—	—	1,598	(9)	1,589
(+) Other financial assets	—	19	1,306	(22)	1,302
(-) Menos: Descubiertos bancarios reintegrables a la vista	—	—	—	—	—

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF YEAR	—	19	2,904	(32)	2,891

	Millions of Euros
2007	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total 31/12/2007
Net income before tax and share of results of companies accounted for using the equity method	489	66	6,131	(1,102)	5,584
Adjustments to result	(446)	(67)	2,127	1,375	2,989
Depreciation and amortisation of assets	44	—	2,786	311	3,141
Other adjustments to result (net)	(489)	(67)	(660)	1,064	(152)
Changes in working capital	(171)	181	3,210	(3,801)	(582)
Other cash flows from operating activities:	31	(2)	(2,328)	20	(2,279)
Dividends received			179	—	179
Income tax received / (paid)	42	(2)	(2,217)	20	(2,157)
Other receipts / (payments) from operating activities	(11)	—	(290)	—	(301)

Cash Flows from operating activities	(96)	178	9,139	(3,508)	5,712

Payments for investing activities:	(391)	(2,816)	(10,551)	8,385	(5,373)
Group companies, affiliates and business units	(17)	(86)	(2,134)	1,744	(492)
Tangible assets, intangible assets and investment properties	(302)	—	(4,230)	(40)	(4,573)
Other financial assets	(72)	(2,730)	(4,188)	6,681	(308)
Receipts from divestments:	1,055	1	1,518	(1,295)	1,279
Group companies, affiliates and business units	443	1	363	(285)	522
Tangible assets, intangible assets and investment properties	447	—	105	(5)	548
Other financial assets	165	—	1,049	(1,005)	209
Others cash flows	—	—	12	—	12

Cash Flows from investing activities	664	(2,815)	(9,022)	7,090	(4,082)

Receipts and (payments) from equity instruments:	4	—	1,317	(1,317)	4
Acquisition	(110)	—	—	—	(110)
Disposal	114	—	1,317	(1,317)	114
Receipts and (payments) from liability instruments:	(344)	1,014	4,656	(5,299)	26
Issues	2,292	1,191	20,218	(19,466)	4,236
Return and redemption	(2,637)	(178)	(15,563)	14,167	(4,210)
Payments for dividends and payments on other equity instruments	(879)	(100)	(3,054)	3,084	(949)
Other cash flows from financing activities	(605)	1,662	(1,233)	(284)	(459)
Interest payments	(40)	(203)	(697)	305	(635)
Other receipts / (payments) from financing activities	(564)	1,865	(536)	(589)	176

Cash Flows from financing activities	(1,824)	2,576	1,686	(3,816)	(1,378)

Effect of changes in exchange rates	—	(10)	(214)	—	(224)
Net increase / (decrease) in cash and cash equivalents	(1,256)	(71)	1,589	(234)	28

Cash and cash equivalents at the beginning the year	1,257	135	934	231	2,557
Cash and cash equivalents at the end the year	1	64	2,523	(3)	2,585

					31/12/2007
COMPONENTS OF CASH AT THE END OF YEAR
(+) Cash and banks	1	—	686	(3)	684
(+) Other financial assets	—	64	1,837	—	1,901
(-) Menos: Descubiertos bancarios reintegrables a la vista	—	—	—	—	—

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF YEAR	1	64	2,523	(3)	2,585

	Millions of Euros
2006	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total 31/12/2006
Net income before tax and share of results of companies accounted for using the equity method	(138)	56	5,928	(417)	5,429
Adjustments to result	97	(59)	3,127	459	3,624
Depreciation and amortisation of assets	53	—	2,734	307	3,094
Other adjustments to result (net)	44	(59)	393	152	530
Changes in working capital	149	36	(1,570)	925	(460)
Other cash flows from operating activities:	134	(16)	(3,131)	458	(2,555)
Dividends received	—		98	38	136
Income tax received / (paid)	194	(16)	(2,834)	420	(2,236)
Other receipts / (payments) from operating activities	(60)	—	(395)	—	(455)

Cash Flows from operating activities	242	17	4,354	1,425	6,038

Payments for investing activities:	(321)	(55)	(5,935)	574	(5,737)
Group companies, affiliates and business units	(210)	(55)	(208)	331	(142)
Tangible assets, intangible assets and investment properties	(111)	—	(5,462)	—	(5,573)
Other financial assets	—	—	(266)	244	(22)
Receipts from divestments:	79	187	541	(292)	515
Group companies, affiliates and business units	24	—	15	(40)	—
Tangible assets, intangible assets and investment properties	54	—	332	(21)	366
Other financial assets	—	187	194	(232)	149
Others cash flows	—	—	7	(5)	2

Cash Flows from investing activities	(242)	132	(5,387)	277	(5,220)

Receipts and (payments) from equity instruments:	—	—	—	—	—
Acquisition	—	—	—	—	—
Disposal	—	—	—	—	—
Receipts and (payments) from liability instruments:	(1,146)	(909)	417	1,817	179
Issues	2,362	226	3,416	(2,144)	3,860
Return and redemption	(3,508)	(1,135)	(2,999)	3,961	(3,681)
Payments for dividends and payments on other equity instruments	(732)	—	(1,443)	1,350	(825)
Other cash flows from financing activities	1,897	737	1,926	(4,871)	(311)
Interest payments	(262)	(238)	(447)	309	(638)
Other receipts / (payments) from financing activities	2,159	975	2,373	(5,180)	327

Cash Flows from financing activities	19	(172)	900	(1,704)	(957)

Effect of changes in exchange rates	—	(76)	(106)	231	49
Net increase / (decrease) in cash and cash equivalents	19	(99)	(239)	229	(90)

Cash and cash equivalents at the beginning the year	1,238	234	1,173	2	2,647
Cash and cash equivalents at the end the year	1,257	135	934	231	2,557

					31/12/2006
COMPONENTS OF CASH AT THE END OF YEAR
(+) Cash and banks	51	—	310	—	361
(+) Other financial assets	1,206	135	624	231	2,196
(-) Menos: Descubiertos bancarios reintegrables a la vista	—	—	—	—	—

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF YEAR	1,257	135	934	231	2,557

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Repsol Petróleo, S.A.	Spain	Repsol YPF, S.A.		Refining	F.C.	99.97	99.97	217.6	764.3	496.5	—	1,478.0
Repsol YPF Lubricantes y Especialidades, S.A.	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Production and marketing of derivative products	F.C.	100.00	100.00	5.4	(0.6)	62.0	—	66.8
Repsol Eléctrica de Distribución, S.L.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A.	Distribution and supply of electric power	F.C.	100.00	100.00	0.1	1.9	1.3	—	3.2
Asfaltos Españoles, S.A.	Spain	Repsol Petróleo, S.A.		Asphalts	P.C.	50.00	50.00	8.5	11.3	1.3	—	10.5
Servicios de seguridad Mancomunados (SESEMA)	Spain	Repsol Petróleo, S.A.	Repsol Butano, S.A. y Repsol Química, S.A.	Security	F.C.	100.00	100.00	0.4	(0.1)	—	—	0.3
Compañía Auxiliar de Remolcadores y Buques Especiales, S.A. (CARSA)	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A./PETRONOR	Tug boats	F.C.	99.23	100.00	0.1	2.0	3.6	—	5.7
Repsol YPF Trading y Transportes, S.A. (RYTTSA)	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Trading of oil products	F.C.	100.00	100.00	0.1	39.0	89.3	—	128.4
RYTTSA Singapur	Cayman Islands	Repsol YPF Trading y Transportes, S.A.		Trading of oil products	F.C.	100.00	100.00	0.1	(2.0)	(0.8)	—	(2.7)
Repsol Overzee Finance, B.V.	Holland	Repsol YPF, S.A.		Portfolio company	F.C.	100.00	100.00	128.1	42.2	14.7	—	185.1
Atlantic 2/3 Holdings, Llc.	United States	Repsol Overzee Finance, B.V.		Portfolio company	P.C.	25.00	25.00	100.1	—	57.5	(57.5)	25.0
Atlantic LNG 2/3 Company of Trinidad & Tobago (2)	Trinidad and Tobago	Atlantic 2/3 Holdings, Llc.		Supply and/or distribution of natural gas	P.C.	25.00	100.00	100.1	19.2	46.5	(57.5)	27.1
Atlantic 4 Holdings, Llc.	United States	Repsol Overzee Finance, B.V.		Portfolio company	E.M.	22.22	22.22	181.1	—	—	—	40.2
Atlantic 4 LNG Company of Trinidad & Tobago(3)	Trinidad and Tobago	Atlantic 4 Holdings, Llc.		Construction of liquefaction plant	E.M.	22.22	100.00	181.1	(81.2)	17.0	—	26.0
Repsol LNG T & T, Ltd.	Trinidad and Tobago	Repsol Overzee Finance, B.V.		Marketing of natural gas	F.C.	100.00	100.00	3.8	3.0	5.7	—	12.5

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Repsol E&P T&T Limited	Trinidad and Tobago	Repsol Overzee Finance, B.V.		Exploration and production of oil and gas	F.C.	100.00	100.00	54.5	4.1	21.3	—	79.9
Repsol LNG, S.L.	Spain	Repsol YPF, S.A.	Repsol comercializadora de Gas, S.A.	Marketing of natural gas	F.C.	100.00	100.00	0.1	0.5	(0.5)	—	0.1
Gastream México S.A. de C.V.	Mexico	Repsol YPF, S.A.	Repsol LNG, S.L.	Other activities	F.C.	100.00	100.00	20.7	(20.7)	(0.8)	—	(0.8)
Repsol Gas Natural LNG	Spain	Repsol YPF, SA	Gas Natural, SGA	Marketing of LNG	P.C.	65.42	100.00	2.0	0.1	0.7	—	1.8
Pacific LNG Bolivia S.R.L.	Bolivia	Repsol YPF, S.A.		Exploration and production of oil and gas	E.M.	37.50	37.50	1.0	(0.9)	—	—	—
Repsol Comercializadora de Gas, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Marketing of natural gas	F.C.	100.00	100.00	—	4.0	20.6	—	24.6
Repsol Butano, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Marketing of LPG	F.C.	100.00	100.00	58.7	380.8	175.4	—	615.0
Repsol Maroc, S.A.	Morroco	Repsol Butano, S.A.		Marketing of natural gas	E.M.	100.00	100.00	1.3	(1.9)	—	—	(0.5)
National Gaz	Morroco	Repsol Butano, S.A.		Marketing of LPG	E.M.	100.00	100.00	0.4	1.7	0.5	—	2.6
Repsol YPF Gas, S.A.	Argentina	Repsol Butano, S.A.		Marketing of LPG	F.C.	85.00	85.00	16.8	6.6	9.4	—	27.8
Comsergas, Compañía Servicios Industriales de Gas Licuado, S.A.	Argentina	Repsol YPF Gas, S.A.		Gas installation work	F.C.	52.70	62.00	0.4	(0.1)	0.1	—	0.3
Gas Austral, S.A.	Argentina	Repsol YPF Gas, S.A.		Marketing of LPG	E.M.	42.50	50.00	—	0.8	—	—	0.3
Mejorgas, S.A.	Argentina	Repsol YPF Gas, S.A.	Poligas Luján, S.A.	Marketing of LPG	E.M.	75.73	100.00	—	(0.5)	—	—	(0.3)
Duragas, S.A.	Ecuador	Repsol Butano, S.A.		Marketing of LPG	F.C.	100.00	100.00	6.8	2.4	7.5	—	16.8
Servicio de Mantenimiento y Personal - SEMAPESA	Ecuador	Repsol Butano, S.A.		Maintenance and personnel services	F.C.	100.00	100.00	—	—	—	—	—
Repsol Gas Portugal, S.A.	Portugal	Repsol Butano, S.A.		Marketing of LPG	F.C.	100.00	100.00	0.6	26.0	11.4	—	37.9

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Spelta Soc. Unipessoal Lda.	Portugal	Repsol Gas Portugal, S.A.		Marketing of LPG	E.M.	100.00	100.00	0.0	0.4	0.5	—	0.9
Saaga, S.A.	Portugal	Repsol Gas Portugal, S.A.		Marketing of LPG	E.M.	25.07	25.07	1.0	5.0	0.1	—	1.5
Repsol Butano Chile, S.A.	Chile	Repsol Butano, S.A.	Repsol YPF Chile, Limitada	Portfolio company	F.C.	100.00	100.00	83.1	40.3	18.5	—	141.8
Empresas Lipigas, S.A.	Chile	Repsol Butano Chile, S.A.		Marketing of LPG	P.C.	45.00	45.00	60.3	8.7	31.5	(25.5)	33.7
Repsol YPF Comercial del Perú, S.A.	Peru	Repsol Butano, S.A.		Marketing of LPG	F.C.	99.78	99.78	41.0	4.3	8.7	—	53.8
Repsol YPF Comercial de la Amazonia, SAC	Peru	Repsol YPF Comercial Perú, S.A.	Grupo Repsol YPF del Perú	Distribution of L.P.G.	F.C.	99.62	99.84	0.4	(0.3)	0.2	—	0.3
Repsol YPF GLP de Bolivia, S.A.	Bolivia	Repsol Butano, S.A.	R. YPF E&P de Bolivia, S.A./R. YPF Bolivia, S.A.	Marketing of LPG	F.C.	100.00	100.00	1.8	1.1	2.8	—	5.7
Repsol France	France	Repsol Butano, S.A.	Repsol Química, S.A./Repsol YPF, S.A./Repsol Petróleo, S.A.	Distribution and marketing of oil products	F.C.	100.00	100.00	11.9	(4.1)	(0.7)	—	7.1
Repsol Gas Brasil, S.A.	Brazil	Repsol Butano, S.A.	Repsol YPF Brasil, S.A.	Marketing of LPG	F.C.	100.00	100.00	7.3	(4.7)	(5.9)	—	(3.3)
Solgas Distribuidora de Gas, S.L.	Spain	Repsol Butano, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Marketing of LPG	F.C.	100.00	100.00	1.1	(0.1)	(1.2)	—	(0.3)
Vía Red Servicios Logísticos, S.A.	Spain	Repsol Butano, S.A.		Supply and/or distribution of natural gas	E.M.	99.49	99.49	0.8	(0.3)	0.1	—	0.6
Repsol Comercial de Productos Petrolíferos, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A./PETRONOR	Marketing of oil products	F.C.	96.65	99.76	334.8	549.5	186.6	(90.0)	975.9
Repsol Directo, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Campsa Estaciones de Servicio, S.A. - CAMPSARED	Distribution and marketing of oil products	F.C.	96.65	100.00	0.1	2.6	(0.1)	—	2.5
Campsa Estaciones de Servicio, S.A. - CAMPSARED	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Operation and management of service stations	F.C.	96.65	100.00	8.4	18.0	21.8	—	46.6

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Societat Catalana de Petrolis, S.A. (PETROCAT)	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Distribution and marketing of oil products	E.M.	44.90	45.00	15.1	(6.7)	0.6	—	4.0
Air Miles España, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Loyalty-building programs	E.M.	22.45	22.50	0.1	3.0	0.4	—	0.8
Carburants i Derivats, S.A. (CADESA)	Andorra	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution of oil derivative products	E.M.	33.18	33.25	0.1	1.2	0.9	—	0.7
Euro 24, S.L.	Spain	Autoclub Repsol, S.L.		Automotive services	F.C.	99.78	100.00	—	0.8	(0.3)	—	0.5
Noroil, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	PETRONOR	Distribution and marketing of oil products	F.C.	69.85	70.00	1.5	0.3	0.3	—	1.5
Solred, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF, S.A.	Management of means of payment at service stations	F.C.	99.78	100.00	7.3	22.0	20.8	—	49.9
Gestión de Puntos de Venta, Gespevesa, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Management of service stations	P.C.	49.89	50.00	39.4	5.7	1.0	—	23.0
Terminales Canarios, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Storage and distribution of oil products	P.C.	49.89	50.00	19.8	2.2	0.9	—	11.4
Compañía Logística de Hidrocarburos CLH, S.A.	Spain	Repsol YPF, S.A.	PETRONOR	Transport and storage of oil products	E.M.	14.25	15.00	84.1	287.5	151.6	(280.1)	34.6
CLH Aviación, S.A.(3)	Spain	CLH, S.A.		Transport and storage of oil products	E.M.	14.25	100.00	21.7	32.1	—	—	7.7
Carbon Black Española, S.A. (CARBESA)	Spain	Repsol YPF, S.A.	Repsol Química, S.A.	No activity	F.C.	100.00	100.00	0.2	15.0	(1.9)	—	13.3
The Repsol Company of Portugal Ltd.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)	Marketing of oil products	F.C.	100.00	100.00	0.8	2.4	—	—	3.2
Repsol Portuguesa, S.A.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)	Distribution and marketing of oil products	F.C.	100.00	100.00	59.0	341.8	18.1	—	418.9

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Repsol Directo LDA	Portugal	Repsol Portuguesa, S.A.		Distribution and marketing of oil products	F.C.	100.00	100.00	0.3	(0.2)	0.1	—	0.1
Gespost	Portugal	Repsol Portuguesa, S.A.		Marketing of oil products	F.C.	100.00	100.00	0.0	1.2	1.2	—	2.4
Caiageste—Gestao de Areas de Servicios Ltda.	Portugal	Gespost		Operation and management of service stations	E.M.	50.00	50.00	—	0.1	(0.1)	—	—
Abastecimientos e Serviços de Avia—ASA	Portugal	Repsol Portuguesa, S.A.		Marketing of oil products	E.M.	50.00	50.00	—	—	—	—	—
Sociedade Abastecedora de Aeronaves, Lda.—SABA	Portugal	Repsol Portuguesa, S.A.		Marketing of oil products	E.M.	25.00	25.00	—	—	—	—	—
Tecnicontrol y Gestión Integral, S.L.	Spain	Repsol YPF, S.A.	Repsol Exploración, S.A.	Property development	F.C.	100.00	100.00	3.5	28.0	0.9	—	32.5
Bahía Bizkaia Electricidad, S.L.	Spain	Repsol YPF, S.A.		Energy production	P.C.	25.00	25.00	3.6	151.3	122.6	(80.0)	49.4
Bahía Bizkaia Gas, S.L.	Spain	Repsol YPF, S.A.		Maintenance of gasification plants	P.C.	25.00	25.00	6.0	58.4	15.0	—	19.9
Repsol YPF Tesorería y Gestión Financiera, S.A	Spain	Repsol YPF, S.A.	Repsol Petroleo, S.A	Treasury services	F.C.	100.00	100.00	0.1	302.3	77.5	—	379.9
Petróleos del Norte, S.A. (PETRONOR)	Spain	Repsol YPF, S.A.		Refining	F.C.	85.98	85.98	120.5	437.0	134.0	(70.1)	534.3
Asfalnor, S.A.	Spain	PETRONOR		Distribution and marketing of asphalt products	F.C.	85.98	100.00	0.1	—	—	—	0.1
Repsol Exploración, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	24.6	1,367.2	345.5	—	1,737.3
Repsol LNG Holding, antes se denominaba Repsol Exploración Trinidad, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	1.8	13.3	(5.1)	—	10.1

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Gas Natural West Africa S.L.	Spain	Repsol LNG Holding, S.A.	Gas Natural Exploración, S.L.		P.C.	72.34	100.00	6.9	—	(4.1)	—	2.0
Repsol YPF Cuba, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	1.9	6.6	(1.0)	—	7.5
Repsol Exploración Colombia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	1.9	(0.6)	(12.0)	—	(10.6)
Repsol Exploración Argelia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	4.0	160.1	(38.2)	—	125.9
Repsol Exploración Murzuq, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	7.8	924.4	202.2	—	1,134.4
Akakus Oil Operations AG/Respol Oil Operation	Libya	Repsol Exploración Murzuq, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	0.1	1.7	0.3	—	2.1
Repsol YPF Ecuador, S.A.	Spain	Repsol Exploración, S.A.	Repsol Petróleo, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	4.7	110.0	19.6	—	134.3
Repsol YPF OCP de Ecuador, S.A.	Spain	Repsol YPF Ecuador, S.A.	Repsol Exploración Tobago, S.A.	Portfolio company	F.C.	100.00	100.00	0.1	25.1	10.9	—	36.1
Oleoducto de Crudos Pesados, Ltd.	Cayman Islands	Repsol YPF OCP de Ecuador, S.A.		Other activities	E.M.	29.66	29.66	72.2	7.0	3.4	(5.4)	22.9
Oleoducto de Crudos Pesados Ecuador, S.A.(3)	Cayman Islands	Oleoducto de Crudos Pesados, Ltd.		Other activities	E.M.	29.66	100.00	—	—	—	—	—
Repsol Exploración Securé, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	1.9	(0.6)	0.3	—	1.5
Repsol Exploración Perú, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	15.8	127.0	60.6	—	203.4

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Perú LNG Company, Llc.	Peru	Repsol Exploración Perú, S.A.		Supply and/or distribution of natural gas	E.M.	20.00	20.00	1,167.4	15.4	(24.6)	—	231.6
TGP, S.A.	Peru	Perú Pipeline Holding Co. LLC		Supply and/or distribution of natural gas	E.M.	10.00	10.00	149.7	222.0	10.5	—	38.2
Repsol YPF Oriente Medio, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	0.2	(0.1)	(16.5)	—	(16.4)
Repsol Exploración México S.A. de C.V.	Mexico	Repsol Exploración, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	16.0	7.2	7.3	—	30.6
Servicios Administrativos Cuenca de Burgos S.A. de C.V.	Mexico	Repsol Exploración, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	—	0.1	—	—	0.1
Repsol Exploración Kazakhstán, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	0.2	—	(2.3)	—	(2.2)
Zhambai LLP	Kazakhstan	Repsol Exploración Kazakhstan, S.A.		Exploration and production of oil and gas	E.M.	25.00	25.00	—	19.5	(0.1)	—	4.9
Repsol Exploración Tobago, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	0.2	(0.1)	(1.1)	—	(0.9)
Repsol Exploración Sierra Leona, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	2.8	(1.4)	(0.6)	—	0.8
Repsol Exploración Suriname, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	—	4.1	(16.6)	—	(12.6)
Repsol Exploración Venezuela, B.V.	Holland	Repsol Exploración, S.A.		Portfolio company	F.C.	100.00	100.00	246.8	(83.8)	(2.9)	—	160.1
Calio LLC	Venezuela	Repsol Exploración Venezuela, B.V.		Exploration and production of oil and gas	F.C.	100.00	100.00	14.9	6.0	—	—	20.9
Repsol YPF Venezuela, S.A.	Venezuela	Repsol Exploración Venezuela, B.V.		Exploration and production of oil and gas	F.C.	100.00	100.00	11.8	52.8	2.1	—	66.7
Repsol YPF Venezuela Gas	Venezuela	Repsol YPF Venezuela, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	—	(5.5)	(0.9)	—	(6.4)

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Cardón IV	Venezuela	Repsol YPF Venezuela Gas S.A.		Exploration and production of oil and gas	P.C.	50.00	50.00	—	(17.4)	(4.8)	—	(11.1)
Petroquiriquire, S.A.	Venezuela	Repsol YPF Venezuela, S.A.		Exploration and production of oil and gas	P.C.	40.00	40.00	3.9	316.1	141.9	—	184.8
Quiriquire Gas, S.A.	Venezuela	Repsol YPF Venezuela, S.A.		Exploration and production of oil and gas	P.C.	60.00	60.00	0.3	104.1	50.3	—	92.8
Repsol Exploración Guinea, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	0.1	—	(1.6)	—	(1.5)
BPRY Caribbean Ventures LLC	United States	Repsol Exploración, S.A.		Portfolio company	P.C.	30.00	30.00	879.4	(1,620.8)	862.9	—	36.4
BP Amoco Trinidad & Tobago, LLG (consolidada en BCS dentro 822)	United States	BPRY Caribbean Ventures LLC		Exploration and production of oil and gas	P.C.	30.00	100.00	121.4	542.4	247.9	—	273.5
Dubai Marine Areas, Ltd. (DUMA)	United Kingdom	Repsol Exploración, S.A.		Exploration and production of oil and gas	P.C.	50.00	50.00	0.1	1.5	—	—	0.8
Repsol Investigaciones Petrolíferas, S.A.	Spain	Repsol Exploración, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	225.9	401.7	23.1	—	650.6
EniRepsa Gas Limited	Saudi Arabia	Repsol Exploración, S.A.		Supply and/or distribution of natural gas	E.M.	30.00	30.00	229.9	(58.3)	(164.9)	—	2.0
Repsol USA Holdings Corp	United States	Repsol Exploración, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	2,253.6	(98.2)	(22.7)	—	2,132.8
Repsol Services Company	United States	Repsol USA Holdings Corp		Exploration and production of oil and gas	F.C.	100.00	100.00	28.5	(0.1)	(2.7)	—	25.7
Repsol E&P USA, Inc	United States	Repsol USA Holdings Corp		Exploration and production of oil and gas	F.C.	100.00	100.00	2,195.1	(105.0)	(29.7)	—	2,060.3
Repsol Energy North America Corp.	United States	Repsol USA Holdings Corp		Marketing of LNG	F.C.	100.00	100.00	7.1	(1.7)	(3.1)	—	2.3

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Repsol Offshore E&P Inc.	United States	Repsol USA Holdings Corp		Exploration and production of oil and gas	F.C.	100.00	100.00	21.8	(14.8)	0.6	—	7.7
Repsol Advanced Services LTD	Switzerland	Repsol Exploración, S.A.	Repsol Murzuq SA	Other activities	F.C.	100.00	100.00	0.3	—	0.1	—	0.4
Repsol YPF Perú, BV	Holland	Repsol YPF, S.A.		Portfolio company	F.C.	100.00	100.00	90.1	75.1	15.5	—	180.6
Grupo Repsol YPF del Perú, S.A.C.	Peru	Repsol YPF Perú, B.V.		Portfolio company	F.C.	100.00	100.00	0.4	1.7	(1.0)	—	1.0
Refinería La Pampilla, S.A.	Peru	Repsol YPF Perú, B.V.		Refining	F.C.	51.03	51.03	105.6	91.6	(54.2)	—	73.0
Repsol Comercial, S.A.C.	Peru	Refinería La Pampilla, S.A.		Marketing of fuels	F.C.	51.03	100.00	60.3	1.0	1.1	—	31.9
Repsol YPF Marketing S.A.C.	Peru	Repsol YPF Perú, B.V.		Marketing of fuels and specialties	F.C.	100.00	100.00	2.4	8.9	7.6	—	18.9
Servicios y Operaciones Perú S.A.C	Peru	Repsol YPF Perú, B.V.		Other activities	F.C.	100.00	100.00	—	—	0.1	—	0.2
Repsol International Finance B.V.	Holland	Repsol YPF, S.A.		Finance and holding company	F.C.	100.00	100.00	256.0	1,128.3	145.9	—	1,530.3
Repsol LNG Port of Spain, BV	Holland	Repsol International Finance, B.V.		Portfolio company	F.C.	100.00	100.00	—	156.8	65.5	—	222.3
Atlantic 1 Holdings, LLC	Trinidad and Tobago	Repsol LNG Port of Spain, BV		Portfolio company	E.M.	20.00	20.00	175.2		330.5	(330.5)	35.0
Atlantic LNG Co. of Trinidad & Tobago(3)	Trinidad and Tobago	Atlantic 1 Holdings, LLC		Supply and/or distribution of natural gas	E.M.	20.00	100.00	175.2	111.1	310.7	(330.5)	53.3
Repsol International Capital, Ltd	Cayman Islands	Repsol International Finance, B.V.		Finance	F.C.	100.00	100.00	0.7	350.7	(49.0)	—	302.3
Repsol Investeringen, BV	Holland	Repsol International Finance, B.V.		Portfolio company	F.C.	100.00	100.00	—	—	—	—	—
Repsol Netherlands Finance, BV	Holland	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Finance	F.C.	100.00	100.00	—	(19.8)	18.8	—	(1.0)
Repsol YPF Capital, S.L.	Spain	Repsol International Finance, B.V.	Repsol YPF, S.A.	Portfolio company	F.C.	100.00	100.00	463.8	30.8	171.4	—	666.0
Caveant, S.A.	Argentina	Repsol YPF Capital, S.L.	Repsol YPF, S.A.	Investment company	F.C.	100.00	0.00	8.1	50.1	26.8	—	85.0

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Gaviota RE S.A.	Luxemburg	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Reinsurance	F.C.	100.00	100.00	13.6	45.6	3.0	—	62.2
Greenstone Assurance, Ltd.	Bermuda	Gaviota RE		Reinsurance	F.C.	100.00	100.00	5.1	2.9	1.7	—	9.7
Repsol Canada Ltd.	Canada	Repsol International Finance, B.V.		Regasification of L.N.G.	F.C.	100.00	100.00	3.6	(1.3)	(0.5)	—	1.8
Repsol Canada LNG, Ltd.	Canada	Repsol International Finance, B.V.		Regasification of L.N.G.	F.C.	100.00	100.00	194.0	(62.7)	(21.4)	—	109.9
Repsol Energy Canada, Ltd.	Canada	Repsol International Finance, B.V.		Marketing of LNG	F.C.	100.00	100.00	13.7	(3.1)	(1.5)	—	9.1
Repsol Occidental Corporation	United States	Repsol International Finance, B.V.		Exploration and production of oil and gas	P.C.	25.00	25.00	0.3	133.5	315.8	(369.3)	20.1
Repsol Química, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Production and sale of petrochemicals	F.C.	100.00	100.00	60.5	(8.7)	(246.9)	—	(195.1)
Polidux, S.A.	Spain	Repsol Química, S.A.	Repsol YPF, S.A.	Production and sale of petrochemicals	F.C.	100.00	100.00	17.4	(5.8)	(8.3)	—	3.4
General Química, S.A.	Spain	Repsol Química, S.A.	Repsol Investigaciones Petrolíferas S.A.	Production and sale of petrochemicals	F.C.	100.00	100.00	3.0	17.3	(1.4)	—	18.9
Cogeneración Gequisa, S.A.	Spain	General Química, S.A.		Production of electricity and steam	E.M.	39.00	39.00	1.8	2.7	4.3	—	3.4
Dynasol Elastómeros, S.A.	Spain	Repsol Química, S.A.		Production and marketing of chemicals	P.C.	50.01	50.01	16.8	20.9	(10.5)	—	13.6
Dynasol Elastómeros, S.A. de C.V.	Mexico	Repsol Química, S.A.		Production and marketing of chemicals	E.M.	49.99	49.99	33.7	16.0	0.6	—	25.2
Dynasol Gestión, S.A.	Spain	Repsol Química, S.A.		Production of quemicals	E.M.	50.00	50.00	0.1	0.6	0.2	—	0.5
Dynasol LLC	United States	Repsol Química, S.A.		Marketing of petrochemicals	E.M.	50.00	50.00	—	—	—	—	—
Repsol Polimeros LDA	Portugal	Repsol Química, S.A.	Repsol Lusitania, S.L.	Production and sale of petrochemicals	F.C.	100.00	100.00	303.3	68.6	(56.5)	—	315.4
Repsol Electricidade e Calor, ACE	Portugal	Repsol Polimeros LDA		Production of electricity	E.M.	66.67	66.67	—	—	—	—	—

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Repsol Chemie Deutchland GmbH	Germany	Repsol Química, S.A.		Marketing of chemicals	F.C.	100.00	100.00	0.1	0.6	0.9	—	1.5
Repsol Lusitania, S.L.	Spain	Repsol YPF, S.A.	Repsol Química, S.A.	Portfolio company	F.C.	100.00	100.00	0.0	1.0	(2.4)	—	(1.5)
Repsol Italia, SpA	Italy	Repsol YPF, S.A.		Marketing of oil products	F.C.	100.00	100.00	2.4	24.7	(6.5)	—	20.6
Gas Natural SDG, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A./Repsol Exploracion, S.A.	Distribution of gas	P.C.	30.85	30.85	448.0	4,610.0	992.0	(214.0)	1,800.2
Sagane, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Supply of natural gas	P.C.	30.85	100.00	94.8	22.1	89.1	—	63.5
Europe Maghreb Pipeline, Ltd. (EMPL)(2)	United Kingdom	Sagane, S.A.		Transmission of gas	P.C.	22.39	72.60	0.1	70.7	119.3	(45.0)	32.5
Metragaz, S.A.(2)	Morroco	Sagane, S.A.		Transmission of gas	P.C.	22.30	72.30	3.4	0.9	1.0	—	1.2
Gas Natural transporte SDG, S.L.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.85	100.00	14.9	44.0	8.9	(7.2)	18.7
Gas Natural Exploración, S.L.(2)	Spain	Gas Natural SDG, S.A.	La Energía, S.A.	Oil and gas research and exploration	P.C.	30.85	100.00	26.8	(0.6)	(9.2)	—	5.2
El Andalus LNG SPA(3)	Argelia	Gas Natural Exploración, S. L.		Liquefaction	E.M.	9.87	32.00	—	—	—	—	—
Repsol-Gas Natural LNG	Spain	Repsol YPF, S.A.	Gas Natural SDG, S.A.	Supply and distribution of natural gas	P.C.	65.42	50.00	2.0	0.1	0.7	—	1.8
Gas Natural Soluciones, S.L.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.C.	30.85	100.00	6.2	4.1	3.7	—	4.3
Kromschroeder, S.A.(3)	Spain	Gas Natural SDG, S.A.		Finances y other activities	E.M.	13.11	42.50	0.7	10.9	0.1	—	1.5
Gas Natural Castilla y León, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	27.79	90.10	6.3	78.6	21.2	—	29.5
Gas Natural Castilla La Mancha, S.A.(2)	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	29.30	95.00	26.8	17.4	3.8	—	14.1
Gas Natural Distribución SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.85	100.00	101.0	1,026.7	285.0	(284.3)	348.1
Gas Natural Distribución Eléctrica, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of electricity	P.C.	30.85	100.00	1.2	0.1	(0.3)	—	0.3

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Electra de Abusejo, S.L.(2)	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.	Distribution of electricity	P.C.	30.85	100.00	0.7	(0.1)	(0.5)	—	—
Distribuidora eléctrica Navasfrías, S.L.(2)	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.	Distribution of electricity	P.C.	30.85	100.00	0.2	(7.0)	—	—	(2.1)
Gas Natural Rioja, S.A.(2)	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	26.99	87.50	2.7	8.9	3.5	—	4.1
Gas Navarra, S.A.(2)	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	27.76	90.00	3.6	27.1	7.4	—	10.6
Gas Galicia SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	19.12	62.00	32.6	7.3	(0.8)	—	7.5
Gas Natural La Coruña, S.A.(2)	Spain	Gas Galicia SDG, S.A.		Distribution of gas	P.C.	17.40	56.40	2.3	(0.7)	0.6	—	0.4
Gas Aragón, S.A.(3)	Spain	Gas Natural SDG, S.A.		Distribution of gas	E.M.	10.80	35.00	5.9	44.4	10.1	—	6.5
La Propagadora del Gas, S.A.(2)	Spain	Gas Natural SDG, S.A.	Holding Gas Natural, S.A.	Portfolio company	P.C.	30.85	100.00	0.2	1.3	0.7	—	0.7
Gas Natural Informática, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Computer services	P.C.	30.85	100.00	19.9	4.3	(3.5)	—	6.4
Gas Natural Andalucía, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.85	100.00	12.4	41.4	7.5	—	18.9
Compañía Auxiliar de Industrias Varias, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.C.	30.85	100.00	0.3	1.4	0.1	—	0.6
La Energía, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity cogeneration	P.C.	30.85	100.00	10.7	1.4	1.3	—	4.1
Sociedad de Tratamiento Hornillos, S.L.(2)	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	29.00	94.00	1.2	1.4	0.2	—	0.8
UTE La Energía-GNE(2)	Spain	La Energía, S.A.	Gas Natural Electricidad SDG, S.A.	Electricity cogeneration	P.C.	30.85	100.00	2.0	—	0.1	—	0.6
AECS Hospital Trias i Pujol AIE	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	15.42	50.00	0.4	(0.4)	—	—	—

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Sociedad de Tratamiento La Andaya, S.L.	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	18.50	60.00	1.1	1.8	0.2	—	0.6
Tratamiento Almazán, S.L.(2)	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	27.76	90.00	2.7	(0.1)	(0.1)	—	0.7
Tratamientos Cinca Medio, S.L.(2)	Spain	La Energía, S.A.		Production of wind power	P.C.	24.68	80.00	2.0	—	0.3	—	0.6
Gas Natural Comercializadora, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of gas and industrial electricity	P.C.	30.85	100.00	2.4	29.9	4.7	—	11.4
Oficina de cambios de suministrador S.A.	Spain	Gas Natural Comercializadora, S.A.(2)		Services	P.C.	6.17	20.00	—	—	—	—	—
Gas Natural Servicios SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of gas, electricity y Energy management	P.C.	30.85	100.00	2.9	19.6	(17.0)	—	1.7
UTE GNS-Dalkia Energia	Spain	Gas Natural Servicios SDG, S.A.		Energy management	P.C.	15.42	50.00	—	(0.2)	—	—	—
Gas Natural Electricidad SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity generation and trading	P.C.	30.85	100.00	32.8	(4.8)	(26.0)	—	0.6
Gas Natural Corporación Eólica, S.L.(2)	Spain	Gas Natural Electricidad SDG, S.A.	La Energía, S.A.	Portfolio company	P.C.	30.85	100.00	5.5	5.8	3.7	—	4.6
Corporación Eólica Zaragoza, S.L.(2)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	20.98	68.00	2.5	0.3	1.0	—	0.8
Montouto 2000, S.A.	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	15.12	49.00	6.0	1.9	3.1	—	1.7
Explotaciones Eólicas Sierra de Utrera	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	15.42	50.00	2.7	2.8	5.1	—	1.6
Enervent, S.A.(3)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	E.M.	8.02	26.00	2.4	3.7	2.1	—	0.7
Buenergía Gas & Power Ltd(2)	Cayman Islands	Gas Natural Electricidad SDG, S.A.(2)		Portfolio company	P.C.	29.30	95.00	0.1	(43.4)	12.5	—	(9.0)

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Ecoeléctrica Holdings Ltd.	Cayman Islands	Buenergía Gas & Power Ltd		Portfolio company	P.C.	14.65	47.50	63.2	19.4	—	(20.4)	9.1
Ecoeléctrica Ltd.	Cayman Islands	Ecoeléctrica Holdings Ltd.		Portfolio company	P.C.	14.65	47.50	0.6	0.2	—	(0.2)	0.1
Ecoeléctrica LP Ltd.	Puerto Rico	Ecoeléctrica Holdings Ltd.	Ecoeléctrica Ltd.	Electricity cogeneration	P.C.	14.65	47.50	63.2	39.6	43.2	(12.1)	19.6
Desarrollo de Energías Renovables, S.A.(2)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	30.85	100.00	42.2	128.1	19.7	(10.0)	55.5
Aplicaciones y Proyectos energéticos, S.A.(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	0.1	0.1	—	—	0.1
Boreas Eólica, S.A.(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.70	99.50	5.2	5.5	3.3	—	4.3
Los Castrios, S.A.	Spain	Boreas Eólica, S.A.		Production of wind power	P.C.	10.16	33.10	2.2	0.3	1.5	—	0.4
Molinos de Valdebezana, S.A.(2)	Spain	Boreas Eólica, S.A.		Production of wind power	P.C.	18.42	59.70	0.1	—	(0.1)	—	—
Sistemas Energéticos La Muela, S.A.(3)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	E.M.	6.17	20.00	3.1	3.5	2.0	—	0.5
Sistemas Energéticos Mas Garullo, S.A.(3)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	E.M.	5.55	18.00	1.5	2.2	1.7	—	0.3
Boreas Eólica 2, S.A.(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	27.76	90.00	2.6	4.5	3.1	—	2.8
Desarrollo de Energías Renovables de Navarra, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	15.42	50.00	9.9	28.6	14.9	(4.0)	7.6
Desarrollo de Energías Renovables de La Rioja, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	11.20	36.30	16.5	3.1	7.3	—	3.0
Molinos del Cidacos, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	15.42	50.00	10.3	8.5	12.9	—	4.9

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Molinos de La Rioja, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	10.27	33.30	3.0	2.5	3.8	—	1.0
Molinos de Linares, S.A.	Spain	Molinos de La Rioja, S.A.		Production of wind power	P.C.	7.71	25.00	0.1	—	—	—	—
GN Wind SL(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
GN Wind SL 2(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
GN Wind SL 3(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
GN Wind SL 4(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
GN Wind SL 5(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
GN Wind SL 6(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
GN Wind Canarias SL(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
GN Energy Canarias SL(2)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
Energías Eólicas Fuerteventura, S.L.(3)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	15.43	50.00	—	—	—	—	—
Energías Eólicas de Lanzarote, S.L.(3)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	15.43	50.00	—	—	—	—	—
Alas Capital & GN, S.A.(3)	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	E.M.	12.34	40.00	0.1	—	—	—	—
O Novo Aquilón, S.L.	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	18.51	60.00	—	—	—	—	—
Parques Eólicos 2008-2012, S.L	Spain	Desarrollo de Energías Renovables, S.A.		Production of wind power	P.C.	16.66	54.00	—	—	—	—	—
Energy way Produçao de energía, LDA(2)	Portugal	Gas Natural Electricidad SDG, S.A.		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
Lantarón Energía S.L.(2)	Spain	Gas Natural Electricidad SDG, S.A.	La Propagadora del Gas, S.A.	Electricity cogeneration	P.C.	30.85	100.00	—	—	—	—	—

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Dawn Energy	Portugal	Gas Natural Electricidad, SDG		Production of wind power	P.C.	30.85	100.00	—	—	—	—	—
Desarrollo del Cable, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Telecomm-unications	P.C.	30.85	100.00	21.1	20.6	11.9	—	16.5
Gas Natural Cantabria SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	27.88	90.40	3.2	28.0	3.5	—	9.7
Gas Natural Murcia SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.81	99.90	24.3	(5.8)	(4.0)	—	4.5
Gas Natural Cegas S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.75	99.70	25.4	68.1	11.7	—	32.4
Gas Natural Aprovisionamientos SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	Sagane, S.A.	Supply of natural gas	P.C.	30.85	100.00	0.6	14.9	194.8	—	56.1
Gas Natural Finance, BV(2)	Holland	Gas Natural SDG, S.A.		Finance	P.C.	30.85	100.00	—	2.0	0.5	—	0.8
Holding Gas Natural, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.85	100.00	0.3	0.2	—	—	0.2
Gas Natural Sao Paulo Sul, S.A.(2)	Brazil	Gas Natural, SDG, S.A.	Gas Natural Servicios SDG, S.A.	Distribution of gas	P.C.	30.85	100.00	350.7	(205.3)	22.6	(9.5)	48.9
Gas Natural International, Ltd.(2)	Ireland	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.C.	30.85	100.00	25.4	11.7	0.6	—	11.6
Natural RE, S.A.(2)	Luxemburg	Gas Natural International, Ltd.	Holding Gas Natural, S.A.	Insurance	P.C.	30.85	100.00	3.2	9.1	5.1	—	5.4
Administración y Servicios ECAP, S.A. de C.V.	Mexico	Gas Natural International, Ltd.		Services	P.C.	22.15	71.80	—	(0.3)	0.0	—	(0.1)
Pitta Construzioni S.p.A.	Italy	Gas Natural Internacional SDG, S.A.		Distribution of gas	P.C.	30.85	100.00	6.0	1.3	(0.3)	—	2.2
Gas Natural Internacional SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.85	100.00	349.5	120.4	1.4	—	145.4
Natural Energy, S.A.(2)	Argentina	Gas Natural Internacional SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of natural gas	P.C.	24.80	80.40	0.2	(0.3)	1.7	—	0.4
CEG Rio, S.A.(2)	Brazil	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Distribution of gas	P.C.	18.38	59.60	27.5	19.6	23.5	(12.4)	10.7
Companhia Distribuidora de Gás do Rio de Janeiro S.A.(2)	Brazil	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Distribution of gas	P.C.	16.72	54.20	164.9	53.4	44.7	(33.3)	38.4
Gas Natural Commercialisation France, S.A.S.(2)	France	Gas Natural Internacional SDG		Marketing of natural gas	P.C.	30.85	100.00	—	1.4	15.3	—	5.2

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Gas Natural Puerto Rico, INC(2)	Puerto Rico	Gas Natural Internacional SDG, S.A.		Portfolio company	P.C.	30.85	100.00	0.8	(0.1)	(0.4)	—	0.1
Invergas, S.A.(2)	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio company	P.C.	22.21	72.00	48.9	60.5	—	—	24.3
Gas Natural Ban, S.A.(2)	Argentina	Invergas, S.A.	Gas Natural Argentina SDG, S.A.	Distribution of gas	P.C.	15.55	50.40	214.7	(138.5)	11.1	(13.4)	11.5
Gas Natural Argentina SDG, S.A.(2)	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio company	P.C.	22.21	72.00	105.0	(23.5)	—	—	18.1
Gas Natural do Brasil S.A.(2)	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural Servicios SDG, S.A.	Production and marketing of electricity	P.C.	30.84	100.00	0.6	(1.6)	(0.2)	—	(0.4)
Gas Natural Serviços, S.A.(2)	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural do Brasil S.A.	Services	P.C.	30.85	100.00	1.9	1.2	1.2	(0.2)	1.3
Gas Natural México, S.A. de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Distribution of gas	P.C.	22.15	71.80	470.7	(204.6)	16.9	—	62.7
Comercializadora Metrogas S.A. de CV(2)	Mexico	Gas Natural México, S.A. de C.V.	Sistemas de Administración y Servicios, S.A. de C.V.	Distribution of gas	P.C.	22.15	71.80	128.1	(77.9)	(0.1)	—	11.1
Adm. Servicios Energía México, S.A. de CV(2)	Mexico	Comercializadora Metrogas S.A. de CV		Services	P.C.	22.15	71.80	—	—	(0.3)	—	(0.1)
Energía y Confort Admón. de Personal, S.A. de CV(2)	Mexico	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.	Services	P.C.	22.30	72.30	—	(0.2)	0.6	—	0.1
Gas Natural Servicios, S.A. de C.V.(2)	Mexico	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.	Services	P.C.	22.15	71.80	6.1	(1.0)	1.1	—	1.4
Gas Natural Vehicular del Norte A en P(3)	Mexico	Gas Natural Servicios, S.A. de C.V.	Gas Natural Internacional SDG, S.A.	Distribution of gas	P.C.	11.29	36.60	0.7	(0.1)	(0.1)	—	0.1
Transnatural, SRL de CV.	Mexico	Gas Natural México, S.A. de CV		Transmission and marketing of gas	P.C.	11.07	35.90	10.4	(14.9)	(8.6)	—	(1.5)
CH4 Energía, S.A de CV.	Mexico	Gas Natural México, S.A. de CV		Transmission and marketing of gas	P.C.	11.07	35.90	0.6	1.1	1.4	—	0.3

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Gas Natural Vendita Italia, SPA(2)	Italy	Gas Natural Internacional SDG, S.A.		Marketing of natural gas	P.C.	30.85	100.00	2.1	5.3	0.6	—	2.5
Gas Natural Distribuzione S.p.A.(2)	Italy	Gas Natural Internacional SDG, S.A.		Portfolio company and distribution of gas	P.C.	30.85	100.00	4.7	116.1	(1.4)	—	36.8
Gasdotti Azienda Siciliana, S.P.A.(2)	Italy	Gas Natural Distribuzione S.p.A.	Autocartera	Distribution of gas	P.C.	27.76	90.00	0.5	21.6	(0.1)	—	6.1
Agragas, S.P.A.(2)	Italy	Gas Natural Distribuzione S.p.A.	Autocartera	Distribution of gas	P.C.	27.76	90.00	0.1	35.0	0.9	—	10.0
Normanna Gas, S.P.A.(2)	Italy	Gas Natural Distribuzione S.p.A.	Autocartera	Distribution of gas	P.C.	27.76	90.00	0.1	29.2	0.6	—	8.3
Congas Servizi Consorzio Gas Acqua Servizi, S.p.A.(2)	Italy	Normanna Gas, S.P.A.	Agragas, S.P.A./Gasdotti Azienda Siciliana, S.P.A.	Marketing of natural gas	P.C.	27.77	90.00	0.1	1.0	(0.1)	—	0.3
Gas Natural Italia SpA(2)	Italy	Gas Natural Distribuzione S.p.A.		Portfolio company	P.C.	30.85	100.00	0.1	0.4	0.1	—	0.2
Smedigas, S.P.A.(2)	Italy	Gas Natural Internacional SDG, S.A.		Distribution of gas	P.C.	30.85	100.00	0.6	19.6	(4.2)	—	4.9
Gas Natural Rigassificazione Italia, SPA(2)	Italy	Gas Natural Internacional SDG, S.A.		Regasification of gas	P.C.	30.85	100.00	7.4	—	—	—	2.3
Sistemas Administración y Servicios, S.A. de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Services	P.C.	26.84	87.00	—	0.2	—	—	0.1
Natural Servicios, S.A.(2)	Argentina	Gas Natural Internacional, SDG, S.A.		Gas installation work	P.C.	24.80	80.40	2.1	(0.9)	0.4	—	0.4
Serviconfort Colombia S.A.(2)	Colombia	Gas Natural Internacional, SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.C.	30.85	100.00	0.2	—	0.6	—	0.2
Gas Natural, S.A. ESP(2)	Colombia	Gas Natural Internacional, SDG, S.A.		Distribution of gas	P.C.	18.23	59.10	10.9	130.2	84.0	—	41.0
Gas Natural Cundiboyacense, S.A. ESP(2)	Colombia	Gas Natural, S.A. ESP		Distribution of gas	P.C.	14.13	45.80	1.1	9.5	4.1	—	2.1

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Gas Natural del Oriente, S.A. ESP(2)	Colombia	Gas Natural, S.A. ESP		Distribution of gas	P.C.	9.94	32.20	9.2	23.4	9.0	(9.4)	3.2
Gas Natural Servicios, Ltd.	Colombia	Gas Natural, S.A. ESP		Services	P.C.	30.85	100.00	0.3	(0.1)	1.3	—	0.5
Gases de Barrancabermeja, S.A. ESP(2)	Colombia	Gas Natural del Oriente, S.A. ESP		Distribution of gas	P.C.	9.93	32.20	1.3	1.3	0.8	—	0.3
Portal del Instalador, S.A.(2)	Spain	Gas Natural Informática S.A.	Repsol YPF, S.A.	Services	P.C.	26.22	85.00	1.3	0.1	0.2	—	0.4
Central Anahuac, SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Cogeneration of electricity	P.C.	30.85	100.00	254.8	(75.6)	5.6	—	57.0
Controladora del Golfo SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.		Cogeneration of electricity	P.C.	30.85	100.00	122.7	—	—	—	37.9
Central Lomas del Real, SA de CV(2)	Mexico	Controladora del Golfo, S.A. de C.V.	Gas Natural Internacional, SDG, S.A.	Cogeneration of electricity	P.C.	30.85	100.00	37.5	130.5	(5.2)	—	50.2
Central Saltillo S.A. de C.V.(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Cogeneration of electricity	P.C.	30.85	100.00	150.7	(43.1)	3.9	—	34.4
Central Vallehermoso SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Cogeneration of electricity	P.C.	30.85	100.00	43.4	160.6	(2.4)	—	62.2
Compañía Mexicana de Gerencia y Operación SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Cogeneration of electricity	P.C.	30.85	100.00	—	0.6	(0.1)	—	0.2
Electricidad Aguila de Altamira SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Cogeneration of electricity	P.C.	30.85	100.00	159.8	(41.6)	2.7	—	37.3
Gasoducto del Río SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Cogeneration of electricity	P.C.	30.85	100.00	2.7	6.5	2.4	—	3.6
Italmeco S.R.L.(2)	Italy	Gas Natural Internacional, SDG, S.A.		Distribution of gas	P.C.	30.85	100.00	22.4	(1.1)	(1.2)	—	6.2
Calgas SCARL(2)	Italy	Italmeco S.R.L.		Distribution of gas	P.C.	30.85	100.00	1.7	—	—	—	0.5

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Mecogas SRL(2)	Italy	Italmeco S.R.L.		Marketing of natural gas	P.C.	30.85	100.00	—	0.1	0.1	—	0.1
Cetraro Distribuzione Gas S.r.l.	Italy	Italmeco S.R.L.		Marketing of natural gas	P.C.	18.51	60.00	0.1	—	—	—	—
Torre Marenostrum, S.A.(3)	Spain	Gas Natural SDG, S.A.		Finances y other activities	E.M.	13.88	45.00	5.3	14.4	(0.2)	—	2.7
Central Térmica la Torrecilla, S.A.	Spain	Gas Natural SDG, S.A.		Cogeneration of electricity	P.C.	15.42	50.00	1.2	(54.3)	—	—	(8.2)
Gas Natural Capital Markets, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.C.	30.85	100.00	0.1	0.1	0.1	—	0.1
Gas Natural Comercial SDG, S.L.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of domestic gas	P.C.	30.85	100.00	4.5	(0.6)	1.5	—	1.7
Petroleum Oil & Gas España, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Exploration of oil and gas	P.C.	30.85	100.00	3.9	51.5	(0.3)	—	17.0
Biogas Doña Juana S.A. E.S.P.	Colombia	Gas Natural SDG, S.A.		Treatment and Advancement of biogas	P.C.	15.36	49.80	1.1	—	—	—	0.2
YPF, S.A.	Argentina	Repsol YPF, S.A.	Repsol YPF Capital/ CAVEANT/R.Exploración	Exploration and production of oil and gas	F.C.	84.04	84.04	3,909.8	105.0	660.6	—	3,929.2
YPF International, S.A.	Bolivia	YPF, S.A.	Repsol YPF Bolivia/Repsol YPF E&P Bolivia	Portfolio company	F.C.	84.04	100.00	118.6	(79.0)	(0.6)	—	32.8
YPF Ecuador Inc.	Cayman Islands	YPF International, S.A.		Exploration and production of oil and gas	F.C.	84.04	100.00	0.7	(0.7)	—	—	—
YPF Guyana, Ltd.	Cayman Islands	YPF International, S.A.		Exploration and production of oil and gas	F.C.	84.04	100.00	—	(3.4)	(3.1)	—	(5.5)
YPF Holdings Inc.	United States	YPF, S.A.		Portfolio company	F.C.	84.04	100.00	634.4	(646.4)	(98.5)	—	(92.9)
CLH Holdings	United States	YPF Holdings Inc.		Finance	F.C.	84.04	100.00	187.0	(230.9)	38.9	—	(4.2)
Tierra Solutions Inc.	United States	CLH Holdings		Other activities	F.C.	84.04	100.00	187.6	(231.6)	38.9	—	(4.2)
Maxus Energy Corporation	United States	YPF Holdings Inc.		Exploration and production of oil and gas	F.C.	84.04	100.00	406.3	(377.1)	(135.2)	—	(89.1)
Maxus US Exploration Co.	United States	Maxus Energy Corporation		Exploration and production of oil and gas	F.C.	84.04	100.00	1.3	(120.7)	(5.3)	—	(104.8)
Maxus International Energy Co.	United States	Maxus Energy Corporation		Other activities	F.C.	84.04	100.00	23.3	(28.2)	—	—	(4.1)

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Gateway Coal Company	United States	Maxus Energy Corporation		Other activities	F.C.	84.04	100.00	(8.2)	(0.3)	0.1	—	(7.0)
Compañía Mega	Argentina	YPF, S.A.		Fractionation of gas	P.C.	31.94	38.00	145.8	19.3	65.6	—	73.7
Operadora de Estaciones de Servicio, S.A. OPESSA	Argentina	YPF, S.A.	Repsol YPF Gas, S.A.	Marketing of oil and gas	F.C.	84.04	99.85	28.4	(4.0)	22.0	—	39.0
YPF Inversora Energética, S.A.	Argentina	YPF, S.A.	Astra Evangelista, S.A.	Portfolio company	F.C.	84.04	100.00	—	—	—	—	—
Gas Argentino, S.A. (GASA)	Argentina	YPF Inversora Energética, S.A.		Portfolio company	E.M.	38.10	45.33	64.8	(99.3)	(11.6)		—
Metrogas, S.A.	Argentina	Gas Argentino, S.A. (GASA)		Distribution of gas	E.M.	26.67	70.00	119.1	(78.2)	5.2		—
Oiltanking Ebytem, S.A.	Argentina	YPF, S.A.		Transmission and storage of oil and gas	E.M.	25.21	30.00	8.4	0.3	1.3		2.5
A&C Pipeline Holding	Cayman Islands	YPF, S.A.		Finance	E.M.	30.25	36.00	—	—	—		—
Oleoducto Transandino Argentino, S.A.(3)	Argentina	A&C Pipeline Holding		Construction and operation of oil pipelines	E.M.	30.25	100.00	—	—	—		—
Oleoducto Trasandino Chile, S.A.(3)	Chile	A&C Pipeline Holding		Construction and operation of oil pipelines	E.M.	30.25	100.00	—	—	—		—
Oleoducto Transandino Argentina Accs preferidas	Argentina	YPF, S.A.		Construction and operation of oil pipelines	E.M.	30.25	36.00	32.3	(25.6)	3.1		2.9
Oleoducto Transandino Chile Acciones preferidas	Chile	YPF, S.A.	Repsol YPF Chile	Construction and operation of oil pipelines	E.M.	33.13	36.00	10.5	1.6	—		4.0
Gasoducto del Pacifico Caiman	Cayman Islands	YPF, S.A.		Finance	E.M.	8.40	10.00	—	—	—		—
Gasoducto del Pacifico Chile (Ordinarias)	Chile	Gasoducto del Pacifico Caiman		Construction and operation of gas pipelines	E.M.	7.35	87.50	—	—	—		—
Gasoducto del Pacífico Argentina, S.A.(Ordinarias)	Argentina	Gasoducto del Pacifico Caiman		Construction and operation of gas pipelines	E.M.	7.35	87.50	—	—	—		—

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Gasoducto del Pacífico Argentina, S.A.(Preferidas)	Argentina	Gasoducto del Pacífico (Cayman) S.A.	YPF, S.A.	Construction and operation of gas pipelines	E.M.	8.40	10.00	32.4	(18.9)	6.1		1.7
Profertil, S.A.	Argentina	YPF, S.A.		Production and sale of gas products	P.C.	42.02	50.00	255.8	(39.8)	47.3	—	110.6
Refinerías del Norte, S.A. (REFINOR)	Argentina	YPF, S.A.		Refining and marketing of oil products	P.C.	42.02	50.00	72.5	59.0	(8.7)	—	51.6
Terminales Marítimas Patagónicas, S.A.	Argentina	YPF, S.A.		Logistics of oil derivative products	E.M.	27.86	33.15	10.3	16.1	3.1	—	8.2
Oleoductos del Valle, S.A. (OLDELVAL)	Argentina	YPF, S.A.		Logistics of oil derivative products	E.M.	31.09	37.00	79.1	(35.6)	(6.8)	—	11.4
Poligas Luján, S.A.	Argentina	YPF, S.A.		Bottling, transport and marketing of L.P.G.	F.C.	42.43	50.49	—	—	—	—	—
Astra Evangelista, S.A.	Argentina	YPF, S.A.	OPESSA	Engineering and construction	F.C.	84.04	100.00	1.8	21.7	8.7	—	27.0
AESA Construcciones y Servicios	Brazil	Astra Evangelista, S.A.	YPF, S.A.	Engineering and construction	F.C.	84.04	100.00	0.8	(0.7)	(0.1)	—	—
Adicor, S.A.	Uruguay	Astra Evangelista, S.A.		Other activities	F.C.	84.04	100.00	—	—	—	—	—
Gasoducto Oriental, S.A.	Argentina	Astra Evangelista, S.A.		Distribution of gas	E.M.	14.00	16.66	—	—	—	—	—
Inversora Dock Sud, S.A.	Argentina	YPF, S.A.		Portfolio company	E.M.	36.02	42.86	67.6	(106.5)	10.0	—	(10.4)
Central Dock Sud, S.A.	Argentina	Inversora Dock Sud, S.A.	YPF, S.A.	Construction and operation of a power station	E.M.	33.55	79.83	113.0	(177.1)	11.7	—	(17.6)
Pluspetrol Energy, S.A.	Argentina	YPF, S.A.		Exploration and production of oil and gas	P.C.	37.82	45.00	20.1	45.2	22.0	—	33.0
Repsol YPF Chile, S.A	Chile	Repsol YPF, S.A.	OPESSA	Administration of investments of YPF in Chile	F.C.	100.00	100.00	—	18.0	(2.5)	—	15.5
Repsol YPF Bolivia, S.A.	Bolivia	Repsol YPF, S.A.	R. Ex.plorac./Rex. Perú/Rex. Colombia/ R.YPF E&P Bolivia	Portfolio company	F.C.	100.00	100.00	722.0	(222.1)	104.9	—	604.7
YPFB Andina, S.A. (Empresa Petrolera Andina, S.A.)	Bolivia	Repsol YPF Bolivia, S.A.		Exploration and production of oil and gas	P.C.	48.92	48.92	194.7	234.0	168.6	—	292.2

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2008—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	2008 Profit (Loss)	Interim Dividend	Assets Owned(5)
Transierra S.A.	Bolivia	YPFB Andina, S.A. (Empresa Petrolera Andina, S.A.)		Transmission of oil and gas	E.M.	21.77	44.50	57.5	25.4	5.4	—	19.2
Maxus Bolivia Inc.	Bolivia	Repsol YPF Bolivia, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	95.5	94.2	36.2	—	225.9
Repsol YPF E&P de Bolivia, S.A.	Bolivia	Maxus Bolivia Inc.	R. YPF Bolivia, S.A. / Rex. Perú, S.A. / Rex. Colombia, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	109.1	79.6	38.1	—	226.8
AESA Construcciones y Servicios Bolivia	Bolivia	Repsol YPF Bolivia, S.A.	R. YPF E&P de Bolivia, S.A. / Astra Evangelista	Transmission of oil and gas	F.C.	100.00	100.00	—	1.7	—	—	1.6
Repsol YPF Brasil, S.A.	Brazil	Repsol YPF, S.A.	OPESSA	Operation and marketing of oil and gas	F.C.	100.00	100.00	1,363.7	(394.8)	24.4	—	993.4
Transportadora Sul Brasileira do Gas, S.A.	Brazil	Repsol YPF Brasil, S.A.		Construction and operation of gas pipelines	P.C.	25.00	25.00	24.8	(24.8)	—	—	—
Repsol YPF Importadora de Productos, Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol Gas Brasil, S.A.	Marketing of oil products	F.C.	100.00	100.00	0.3	0.1	0.1	—	0.4
Servicios Logisticos Combustibles de Aviacion	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos	Distribution of gas	P.C.	49.96	50.00	3.5	8.3	0.7	—	6.3
Biocarburantes Tarragona	Spain	Repsol Petróleo, S.A.		Manufacturing, distribution and sale of all types of biocombustibles and other related activities.	F.C.	99.97	100.00	0.5	—	—	—	0.5
Biocarburantes Cartagena	Spain	Repsol Petróleo, S.A.		Manufacturing, distribution and sale of all types of biocombustibles and other related activities.	F.C.	100.00	100.00	0.5	—	—	—	0.5

(1)	Other companies of the Group have ownership in the share capital of the company, but inferior to the ownership of the parent company.

(2)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent consolidates proportionally in the Repsol YPF Group.

(3)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent integrates by the equity method in the Repsol YPF Group.

(4)	Consolidation Method:

F.C.:	Full consolidation

P.C.:	Proportionate consolidation

E.M.:	Equity Method

(5)	Percentage of the Parent shareholding over the Shareholder

Note: The equity of the companies whose functional currency is not the Euro has been converted to the Euro at the closing date.

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2008	APPENDIX I

					31.12.08			01.01.08
Name	Country	Parent Company	Transaction	Date	Method of Consolidation(4)	% of Total Ownership		Method of Consolidation(4)	% of Total Ownership
						% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
YPF, S.A.	Argentina	Repsol YPF, S.A.	Decrease in share capital	Feb-08	F.C.	84.04	84.04	F.C.	99.04	99.04
Empresa Petrolera Andina, S.A.	Bolivia	Repsol YPF Bolivia, S.A.	Decrease in share capital	May-08	P.C.	48.92	48.92	F.C.	50.00	50.00
Oil Enterprise, Ltd. (SPE)	Cayman Islands	YPF, S.A.	Exclusion from the scope of consolidation	May-08	—	—	—	F.C.	99.04	100.00
Repsol YPF Distribuidora, S.A.	Brazil	Repsol YPF Brasil, S.A.	Exclusion from the scope of consolidation	Oct-08	—	—	—	F.C.	100.00	100.00
Refinaria de Petróleos Manguinhos, S.A.	Brazil	Repsol YPF Brasil, S.A.	Exclusion from the scope of consolidation	Oct-08	—	—	—	P.C.	31.13	31.13
Manguinhos Distribuidora, S.A.	Brazil	Refinaria Petróleos Manguinhos, S	Exclusion from the scope of consolidation	Oct-08	—	—	—	P.C.	31.13	100.00
Manguinhos Química, S.A.	Brazil	Refinaria Petróleos Manguinhos, S	Exclusion from the scope of consolidation	Oct-08	—	—	—	P.C.	31.13	100.00
Operadora de Postos de Servicos Ltda.	Brazil	Repsol YPF Brasil, S.A.	Exclusion from the scope of consolidation	May-08	—	—	—	F.C.	100.00	100.00
YPF Malaysia, Ltd.	Cayman Islands	YPF International, S.A.	Exclusion from the scope of consolidation	Sept-08	—	—	—	F.C.	99.04	100.00
Repsol Bronderslev A/S	Denmark	Repsol Química, S.A.	Exclusion from the scope of consolidation	Feb-08	—	—	—	F.C.	100.00	100.00
Repsol Polívar, SPA	Italy	Repsol Bronderslev, A/S	Exclusion from the scope of consolidation	Feb-08	—	—	—	F.C.	100.00	100.00
Repsol Inco AG	Switzerland	Repsol Exploración Murzuq, S.A.	Exclusion from the scope of consolidation	May-08	—	—	—	E.M.	40.00	40.00
Repsol YPF Comercial del Ecuador, S.A.	Ecuador	Repsol YPF, S.A.	Exclusion from the scope of consolidation	Sept-08	—	—	—	F.C.	100.00	100.00
Combustibles Industriales Oil Trader, S.A.	Ecuador	Repsol YPF Comercial Ecuador, S	Exclusion from the scope of consolidation	Sept-08	—	—	—	F.C.	100.00	100.00
Repsol YPF Gas de Bolivia, S.A.	Bolivia	Repsol YPF GLP de Bolivia S.A.	Exclusion from the scope of consolidation	Nov-08	—	—	—	F.C.	51.00	51.00
Servicios Logísticos de Combustibles de Avia	Spain	Terminales Canarios, S.L.	Exclusion from the scope of consolidation	Nov-08	—	—	—	P.C.	48.33	100.00
Repsol YPF Productos y Servicios Petrolíferos	Spain	Repsol YPF Lubricantes y Especia	Exclusion from the scope of consolidation	Nov-08	—	—	—	F.C.	100.00	100.00
Euroboxes, S.A.	Spain	Repsol YPF Lubricantes y Especia	Exclusion from the scope of consolidation	Dec-08	—	—	—	E.M.	100.00	100.00
Repsol Advanced Services LTD	Switzerland	Repsol Exploración, S.A.	Inclusion in the scope of consolidation	July-08	F.C.	100.00	100.00	—	—	—
Servicios Logisticos Combustibles de Aviacio	Spain	Repsol YPF Lubricantes y Especia	Inclusion in the scope of consolidation	Nov-08	P.C.	50.00	50.00	—	—	—
Biocarburantes Tarragona	Spain	Repsol Petróleo, S.A.	Inclusion in the scope of consolidation	Dec-08	F.C.	100.00	100.00	—	—	—

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2008—Continued	APPENDIX I

					31.12.08			01.01.08
Name	Country	Parent Company	Transaction	Date	Method of Consolidation(4)	% of Total Ownership		Method of Consolidation(4)	% of Total Ownership
						% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
Biocarburantes Cartagena	Spain	Repsol Petróleo, S.A.	Inclusion in the scope of consolidation	Dec-08	F.C.	100.00	100.00	—	—	—
Biogas Doña Juana S.A. E.S.P.	Colombia	Gas Natural SDG, S.A.	Inclusion in the scope of consolidation	Feb-08	P.C.	15.36	49.80	—	—	—
Administración y Servicios ECAP, S.A. de C.V	Mexico	Gas Natural International, Ltd.	Inclusion in the scope of consolidation	Mar-08	P.C.	30.85	100.00	—	—	—
Cetraro Distribuzione Gas S.r.l.	Italy	Italmeco S.R.L.	Inclusion in the scope of consolidation	Apr-08	P.C.	18.51	60.00	—	—	—
O Novo Aquilón, S.L.	Spain	Desarrollo de Energías Renovables, S.D.	Inclusion in the scope of consolidation	June-08	P.C.	18.51	60.00	—	—	—
Parques Eólicos 2008-2012, S.L	Spain	Desarrollo de Energías Renovables, S.D.	Inclusion in the scope of consolidation	June-08	P.C.	16.66	54.00	—	—	—
Oficina de cambios de suministrador S.A.	Spain	Gas Natural Comercializadora, S.A	Inclusion in the scope of consolidation	June-08	E.M.	6.17	20.00	—	—	—
Dawn Energy	Portugal	Gas Natural Electricidad, SDG	Inclusion in the scope of consolidation	June-08	P.C.	30.85	100.00	—	—	—
Pitta Construzioni S.p.A.	Italy	Gas Natural Internacional SDG, S.A.	Inclusion in the scope of consolidation	July-08	P.C.	30.85	100.00	—	—	—
Gas Natural Servicios, Ltd.	Colombia	Gas Natural, S.A. ESP	Inclusion in the scope of consolidation	June-08	P.C.	30.85	100.00	—	—	—
Gas Natural West Africa, S.L.(2)	Spain	Gas Natural Exploración, S. L.	Increase in share capital	Feb-08	P.C.	72.34	100.00	P.C.	30.85	100.00
Sociedad de Tratamiento La Andaya, S.L.	Spain	La Energía, S.A.	Increase in share capital	July-08	P.C.	18.50	60.00	P.C.	13.88	45.00
Sociedad de Tratamiento Hornillos, S.L.(2)	Spain	La Energía, S.A.	Increase in share capital	July-08	P.C.	29.00	94.00	P.C.	24.68	80.00
Portal del Instalador, S.A.(2)	Spain	Gas Natural Informática S.A.	Increase in share capital	July-08	P.C.	26.22	85.00	P.C.	33.14	75.00
Alberto Pasqualini REFAP, S.A.(6)	Brazil	Repsol YPF Brasil, S.A.	Reclassification to non-current assets available for sale	June-08	—	—	—	P.C.	30.00	30.00
West Siberian Resources LTD.(6)	Russia	Repsol Exploración, S.A.	Reclassification to non-current assets available for sale	Apr-08	—	—	—	E.M.	10.00	10.00

(1)	Other companies of the Group have ownership in the share capital of the company, but inferior to the ownership of the parent company.

(2)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent consolidates proportionally in the Repsol YPF Group.

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2008—Continued	APPENDIX I

(3)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent integrates by the equity method in the Repsol YPF Group.

(4)	Consolidation Method:

F.C.: Full consolidation

P.C.:	Proportionate consolidation

E.M.: Equity Method

(5)	Percentage of the Parent shareholding over the Shareholder.

(6)	The variations in the line items of the consolidated balance sheet generated by this variation is recorded in the line “Reclassification and others” of the movements presented in the different notes.

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2007	APPENDIX I

Name	Country	Parent Company	Transaction	Date	31.12.07			01.01.07
					Method of Consoli- dation(4)	% of Total Ownership		Method of Consoli- dation(4)	% of Total Ownership
						% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
A.I.E. Ciudad Sanitaria Vall d’ Hebrón	Spain	La Energía, S.A.	Exclusion from the scope of consolidation	Dec-07	—	—	—	P.C.	25.06	81.25
AECS Hospital Bellvitge AIE	Spain	La Energía, S.A.	Exclusion from the scope of consolidation by liquidation	Dec-07	—	—	—	P.C.	15.42	50.00
Alas Capital & GN, S.A.(3)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation	Dec-07	E.M.	12.34	40.00	—	—	—
Argentine Private Development Company (APDC)	Cayman Islands	YPF, S.A.	Exclusion from the scope of consolidation	Sept-07	—	—	—	F.C.	99.04	100.00
A&C Pipeline Holding	Cayman Islands	YPF, S.A.	Increase in share capital	Dec-07	E.M.	35.65	35.65	E.M.	17.83	18.00
Burgalesa de Generación Eólica, S.A.	Spain	Sinia XXI, S.A.	Exclusion from the scope of consolidation by sale	Feb-07	—	—	—	E.M.	7.48	24.24
Calgas SCARL(2)	Italy	Italmeco S.R.L.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Central Anahuac, SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Central Lomas del Real, SA de CV(2)	Mexico	Controladora del Golfo, S.A. de C.V.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Central Saltillo S.A. de C.V.(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Central Vallehermoso SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Compañía Logística de Hidrocarburos CLH, S.A.	Spain	Repsol YPF, S.A.	Decrease in share capital	Dec-07	E.M.	15.00	15.00	E.M.	25.00	25.00
Compañía Mexicana de Gerencia y Operación SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Controladora del Golfo SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
El Andalus LNG Spa.	Spain	Repsol Exploración Argelia, S.A.	Decrease in share capital	Dec-07	E.M.	9.87	32.00	P.C.	57.87	80.00
Electricidad Aguila de Altamira SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2007—Continued	APPENDIX I

Name	Country	Parent Company	Transaction	Date	31.12.07			01.01.07
					Method of Consoli- dation(4)	% of Total Ownership		Method of Consoli- dation(4)	% of Total Ownership
						% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
Energías Eólicas de Lanzarote, S.L.(3)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	15.43	50.00	—	—	—
Energías Eólicas Fuerteventura, S.L.(3)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	15.43	50.00	—	—	—
Euro 24, S.L.	Spain	Autoclub Repsol, S.L.	Increase in share capital	Apr-07	F.C.	100.00	100.00	F.C.	48.33	100.00
Gas Natural SDG Argentina, S.A.(2)	Argentina	Gas Natural Internacional, SDG, S.A.	Increase in share capital	June-07	P.C.	30.85	100.00	P.C.	22.21	72.00
Gas Natural Vehicular del Norte A en P(3)	Mexico	Gas Natural Servicios, S.A. de C.V.	Inclusion in the scope of consolidation	Oct-07	P.C.	13.67	44.30	—	—	—
Gas Natural West Africa, S.L.(2)	Spain	Gas Natural Exploración, S. L.	Inclusion in the scope of consolidation	Nov-07	P.C.	30.85	100.00	—	—	—
Gasoducto del Río SA de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
GN Energy Canarias SL(2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
GN Wind Canarias SL(2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
GN Wind SL(2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
GN Wind SL 2(2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
GN Wind SL 3(2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
GN Wind SL 4(2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
GN Wind SL 5(2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2007—Continued	APPENDIX I

Name	Country	Parent Company	Transaction	Date	31.12.07			01.01.07
					Method of Consoli- dation(4)	% of Total Ownership		Method of Consoli- dation(4)	% of Total Ownership
						% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
GN Wind SL 6(2)	Spain	Desarrollo de Energías Renovables, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Invergas, S.A.(2)	Argentina	Gas Natural SDG, S.A.	Increase in share capital	June-07	P.C.	30.85	100.00	P.C.	22.21	72.00
Iradia Climatización AIE	Spain	Gas Natural Soluciones, S.L.	Exclusion from the scope of consolidation by liquidation	Nov-07	—	—	—	P.C.	30.85	100.00
Italmeco S.R.L.(2)	Italy	Gas Natural Internacional, SDG, S.A.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Limagás, S.A.	Peru	Repsol YPF Comercial Perú, S.A.	Exclusion from the scope of consolidation	Dec-07	—	—	—	E.M.	29.85	29.97
Mecogas SRL(2)	Italy	Italmeco S.R.L.	Inclusion in the scope of consolidation	Dec-07	P.C.	30.85	100.00	—	—	—
Natural Energy, S.A.(2)	Argentina	Gas Natural Internacional SDG, S.A.	Increase in share capital	June-07	P.C.	30.85	100.00	P.C.	22.21	72.00
Natural Servicios, S.A.(2)	Argentina	Gas Natural Internacional, SDG, S.A.	Increase in share capital	June-07	P.C.	30.85	100.00	P.C.	22.21	72.00
Oleoducto Trasandino Argentino, S.A.	Argentina	YPF, S.A.	Increase in share capital	Dec-07	E.M.	35.65	35.65	E.M.	17.83	18.00
Oleoducto Trasandino Chile, S.A.	Chile	YPF, S.A.	Increase in share capital	Dec-07	E.M.	35.65	35.65	E.M.	17.83	18.00
Operaciones y Servicios YPF, Ltda.	Chile	Repsol YPF Chile, Limitada	Exclusion from the scope of consolidation by sale	Dec-07	—	—	—	F.C.	100.00	100.00
Petróleos Transandinos YPF, S.A.	Chile	Repsol YPF Chile, Limitada	Exclusion from the scope of consolidation by sale	Dec-07	—	—	—	F.C.	99.99	100.00
Polymed	Argelia	Repsol Química, S.A.	Exclusion from the scope of consolidation	June-07	—	—	—	E.M.	26.95	26.95
Polymer Technology Inc.	United States	Repsol Química, S.A.	Exclusion from the scope of consolidation	Nov-07	—	—	—	E.M.	70.00	70.00
Repsol (UK) Ltd.	United Kingdom	Repsol International Finance, B.V.	Exclusion from the scope of consolidation by liquidation	July-07	—	—	—	E.M.	100.00	100.00
Repsol YPF Tesorería y Gestión Financiera, S.A	Spain	Repsol YPF, S.A.	Inclusion in the scope of consolidation	Jan-07	F.C.	100.00	100.00	—	—	—
Servicios y Operaciones Perú S.A.C	Peru	Repsol YPF Perú, B.V.	Inclusion in the scope of consolidation	Sept-07	F.C.	100.00	100.00	—	—	—
Termobarrancas	Venezuela	Repsol Exploración S.A.	Exclusion from the scope of consolidation by sale	Dec-07	—	—	—	F.C.	100.00	100.00

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2007—Continued	APPENDIX I

Name	Country	Parent Company	Transaction	Date	31.12.07			01.01.07
					Method of Consoli- dation(4)	% of Total Ownership		Method of Consoli- dation(4)	% of Total Ownership
						% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
Termogaucha—Usina Termeléctrica, S.A.	Brazil	Repsol YPF Brasil, S.A.	Exclusion from the scope of consolidation by liquidation	Dec-07	—	—	—	P.C.	26.00	26.00
Transportadora Sulbrasielira de Gas (TSB)	Brazil	Repsol YPF Brasil, S.A.	Increase in share capital	Apr-07	P.C.	25.00	25.00	P.C.	15.00	15.00
Tratamientos Cinca Medio, S.L.(2)	Spain	La Energía, S.A.	Inclusion in the scope of consolidation	Sept-07	P.C.	24.68	80.00	—	—	—
YPF Jambi Merang, B.V.	Holland	YPF International, S.A.	Exclusion from the scope of consolidation	Apr-07	—	—	—	F.C.	99.04	100.00
Zhambai LLP	Kazakhstan	Repsol Exploración Kazakhstan, S.A.	Inclusion in the scope of consolidation	Dec-07	E.M.	25.00	25.00	—	—	—

(1)	Other companies of the Group have ownership in the share capital of the company, but inferior to the ownership of the parent company.

(2)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent consolidates proportionally in the Repsol YPF Group.

(3)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent integrates by the equity method in the Repsol YPF Group.

(4)	Consolidation Method:

F.C.:	Full consolidation

P.C.:	Proportionate consolidation

E.M.:	Equity Method

(5)	Percentage of the Parent shareholding over the Shareholder.

JOINTLY CONTROLLED ASSETS AND OPERATIONS IN 2008	APPENDIX II

Name	Participation (%)	Operator	Line of Business
Argelia
Gassi Chergui	60.00%	Repsol Exploración Argelia, S.A.	Exploration
M'sari Akabli	45.00%	Repsol Exploración Argelia	Exploration and production
Reggane	45.00%	Repsol Exploración Argelia	Exploration and production
TFR	60.00%	Repsol Exploración Argelia	Exploration and production
TFT	30.00%	GIFT	Exploration and production

Argentina
Acambuco UTE	22.50%	Pan American Energy LLC	Exploration and production
Agua Pichana UTE	27.27%	Total Austral S.A.	Exploration and production
Aguaragüe UTE	30.00%	Tecpetrol S.A.	Exploration and production
CAM-2/A SUR UTE	50.00%	Sipetrol Argentina S.A.	Exploration and production
Campamento Central/Cañadón Perdido UTE	50.00%	YPF	Exploration and production
El Tordillo UTE	12.20%	Tecpetrol S.A.	Exploration and production
La Tapera y Puesto Quiroga UTE	12.20%	Tecpetrol S.A.	Exploration and production
Llancanelo UTE	51.00%	YPF	Exploration and production
Magallanes UTE	50.00%	Sipetrol Argentina S.A.	Exploration and production
Palmar Largo UTE	30.00%	Pluspetrol S.A.	Exploration and production
Puesto Hernández UTE	61.55%	Petrobas Argentina S.A.	Exploration and production
Consorcio Ramos	15.00%	Pluspetrol S.A.	Exploration and production
San Roque UTE	34.11%	Total Austral S.A.	Exploration and production
Tierra del Fuego UTE	30.00%	Petrolera L.F. Company S.R.L.	Exploration and production
Zampal Oeste UTE	70.00%	YPF	Exploration and production
Consorcio Yac La Ventana—Rio Tunuyan	60.00%	YPF	Exploration and production
Consorcio CNQ 7/A	50.00%	Petro Andina Resources Ltd.	Exploration and production

Bolivia
Asociacion Accidental Tecna y Asociados	10.00%	Tecna Bolivia SA	Engineering plant of LNG
Bloque Monteagudo	39.78%	Repsol E&P Bolivia S.A.	Exploration
Bloque Caipipendi	38.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque Charagua	30.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque San Alberto	50.00%	Petrobras S.A.	Exploration
Bloque San Antonio	50.00%	Petrobras S.A.	Exploration
Planta de Servicios de Compresión de Gas Río Grande	24.46%	Andina S.A.	Compression of gas

Brazil
BM–C–33	50.00%	Repsol YPF Brasil	Exploration
BM–ES–29	100.00%	Repsol YPF Brasil	Exploration
BM–ES–30	40.00%	Amerada Hess	Exploration
BM–S–55	75.00%	Repsol YPF Brasil	Exploration
BM–S–47	50.00%	BGE&P Brasil	Exploration
BM–S–48	75.00%	Repsol YPF Brasil	Exploration

JOINTLY CONTROLLED ASSETS AND OPERATIONS IN 2008 (continued)	APPENDIX II

Name	Participation (%)	Operator	Line of Business
BM–S–51	40.00%	Petrobras S.A.	Exploration
BM–S–50	20.00%	Petrobras S.A.	Exploration
BM–S–43	25.00%	Shell	Exploration
BM–S–44	25.00%	Petrobras S.A.	Exploration
BM–S–13	40.00%	BGE&P Brasil	Exploration
BM–S–9	25.00%	Petrobras S.A.	Exploration
BM–S–7	37.00%	Petrobras S.A.	Exploration
BM–C–3	20.00%	Petrobras S.A.	Exploration
BM–C–4	30.00%	Petrobras S.A.	Exploration
BM–ES–21	20.00%	Petrobras S.A.	Exploration
ALBACORA LESTE	10.00%	Petrobras S.A.	Discovery

Canada
Canaport LNG Limited Partnership	75.00%	Repsol Canadá LTD	Regasification of LNG

Colombia
Capachos	50.00%	Repsol Exploración Colombia	Exploration and production
El Queso	25.00%	Repsol Exploración Colombia	Exploration
Catleya	50.00%	Ecopetrol	Exploration
Orquidea	40.00%	Hocol	Exploration

Ecuador
Bloque 16	35.00%	Repsol YPF Ecuador S.A.	Exploration and production

Spain
Albatros	82.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Boquerón	63.39%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Angula	54.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Casablanca	71.92%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Gaviota	82.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Barracuda	60.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Rodaballo	70.23%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Chipirón	98.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Montanazo	5.26%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Murcia-Siroco	12.34%	Repsol Investigaciones Petrolíferas S.A.	Exploration
Sestao Knutser	15.43%	Repsol Gas Natural LNG, S.L.	Exploration and production

Guinea
Bloque C	35.00%	Mobil Ecuatorial Guinea, INC	Exploration

JOINTLY CONTROLLED ASSETS AND OPERATIONS IN 2008 (continued)	APPENDIX II

Name	Participation (%)	Operator	Line of Business
Iran
BKH-II	33.00%	OMV Onshore Exploration GMBH	Exploration
MQE-1	33.00%	OMV Onshore Exploration GMBH	Exploration
BKH-3A	33.00%	OMV Onshore Exploration GMBH	Exploration
BKH-4N	33.00%	OMV Onshore Exploration GMBH	Exploration

Kenya
L5	20.00%	Woodside energy	Exploration
L7	20.00%	Woodside energy	Exploration

Libya
NC115	5.20%	Akakus Oil Operations	Production
NC186/187/190	3.84%	Akakus Oil Operations	Production
BLOQUES 199-204	60.00%	Repsol Exploración Murzuq	Exploration
EPSA3	35.00%	Woodside Energy N.A.	Exploration
BLOQUE 137	50.00%	Petrocanada Ventures (North Africa) Ltd.	Exploration
Morroco
Tanger Larache	48.00%	Repsol Exploración Marruecos	Exploration

Mauritius
TA09	70.00%	Repsol Exploración	Exploration
TA10	70.00%	Repsol Exploración	Exploration

Peru
Lote 57	53.84%	Repsol Exploración Perú S.A.	Exploration
Lote 39	55.00%	Repsol Exploración Perú S.A.	Exploration
Lote 90	50.50%	Repsol Exploración Perú S.A.	Exploration
Lote 56	10.00%	Pluspetrol Perú Corporation SA	Exploration and production
Lote 88	10.00%	Pluspetrol Perú Corporation SA	Exploration and production
Lote 76	50.00%	Hunt Oil Company of Perú L.L.C. Sucursal del Perú	Exploration
Lote 103	30.00%	Talisman Petrolera del Perú LLC Sucursal del Perú	Exploration

Sierra Leona
SL6	25.00%	Anadarko, S.L.	Exploration
SL7	25.00%	Anadarko, S.L.	Exploration

Trinidad & Tobago
Bloque 5B/BPTT Offshores Trinidad	30.00%	Amoco Trinidad Gas BV	Exploration

Venezuela
Yucal Placer	15.00%	Repsol YPF Venezuela	Exploration and production

JOINTLY CONTROLLED ASSETS AND OPERATIONS IN 2007	APPENDIX II

Name	Participation (%)	Operator	Line of Business
Argelia
Gassi chergui	60.00%	Repsol Exploración Argelia	Exploration and production
M’sari Akabli	45.00%	Repsol Exploración Argelia	Exploration and production
Reggane	45.00%	Repsol Exploración Argelia	Exploration and production
TFR	60.00%	Repsol Exploración Argelia	Exploration and production
TFT	30.00%	GIFT	Exploration and production

Argentina
Acambuco	22.50%	Pan American Energy LLC	Exploration and production
Agua Pichana	27.27%	Total Austral, S.A.	Exploration and production
Aguaragüe	30.00%	Tecpetrol, S.A.	Exploration and production
CAM–2/A SUR	50.00%	Sipetrol S.A.	Exploration and production
Campamento Central/Cañadón Perdido	50.00%	YPF, S.A.	Exploration and production
CNQ 7/A	50.00%	Petro Andina Resources Ltd. Sucursal Argentina	Exploration and production
El Tordillo	12.20%	Tecpetrol, S.A.	Exploration and production
La Tapera y Puesto Quiroga	12.20%	Tecpetrol, S.A.	Exploration and production
Llancanelo	51.00%	YPF, S.A.	Exploration and production
Magallanes	50.00%	Sipetrol S.A.	Exploration and production
Palmar Largo	30.00%	Pluspetrol, S.A.	Exploration and production
Puesto Hernández	61.55%	Petrobas Energía, S.A.	Exploration and production
Ramos	15.00%	Pluspetrol, S.A.	Exploration and production
San Roque	34.11%	Total Austral, S.A.	Exploration and production
Tierra del Fuego	30.00%	Petrolera L.F. Company S.R.L.	Exploration and production
Yac La ventana-Rio Tunuyan	60.00%	YPF, S.A.	Exploration and production
Zampal Oeste	70.00%	YPF, S.A.	Exploration and production

Brazil
BM–C–33	50.00%	Repsol YPF Brasil	Exploration
BM–ES–29	100.00%	Repsol YPF Brasil	Exploration
BM–ES–30	40.00%	Amerada Hess	Exploration
BM–S–55	75.00%	Repsol YPF Brasil	Exploration
BM–S–47	50.00%	BGE&P Brasil	Exploration
BM–S–48	75.00%	Repsol YPF Brasil	Exploration
BM–S–51	40.00%	Petrobras S.A.	Exploration
BM–S–50	20.00%	Petrobras S.A.	Exploration
BM–S–43	25.00%	Shell	Exploration
BM–S–44	25.00%	Petrobras S.A.	Exploration
BM–S–13	40.00%	BGE&P Brasil	Exploration
BM–S–9	25.00%	Petrobras S.A.	Exploration
BM–S–7	37.00%	Petrobras S.A.	Exploration
BM–C–3	20.00%	Petrobras S.A.	Exploration
BM–C–4	30.00%	Petrobras S.A.	Exploration
BM–ES–21	20.00%	Petrobras S.A.	Exploration
ALBACORA LESTE	10.00%	Petrobras S.A.	Discovery

JOINTLY CONTROLLED ASSETS AND OPERATIONS IN 2007 (continued)	APPENDIX II

Name	Participation (%)	Operator	Line of Business
Bolivia
Bloque Monteagudo	50.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque Caipipendi	38.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque Charagua	30.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque San Alberto	50.00%	Petrobras S.A.	Exploration
Bloque San Antonio	50.00%	Petrobras S.A.	Exploration
Planta de Servicios de Compresión de Gas Río Grande	50.00%	Andina S.A.	Compression of gas

Canada
Canaport Ltd. Partnership	75.00%	Canaport Ltd.	Regasification of LNG

Colombia
Capachos	50.00%	Repsol Exploración Colombia	Exploration and production

Ecuador
Bloque 14	25.00%	Petroriente S.A.	Exploration and production
Bloque 16	35.00%	Repsol YPF Ecuador S.A.	Exploration and production

Spain
Albatros	82.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Boqueron	62.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Angula	54.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Casablanca	69.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Gaviota	82.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Barracuda	60.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Rodaballo	69.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Chipiron	98.00%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production

Libya
NC115	10.00%	Akakus Oil Operations	Production
NC186/187/190	8.00%	Akakus Oil Operations	Production
BLOQUES 199-204	60.00%	Repsol Exploración Murzuq	Exploration
EPSA3	35.00%	Woodside Energy N.A.	Exploration
BLOQUE 137	50.00%	Petro - Canda Ventures (North Africa) Ltd.	Exploration

Peru
Lotes 56 & 88	10.00%	Pluspetrol Perú Corporation	Exploration and production

Trinidad & Tobago
BPTT Offshores Trinidad	30.00%	BP	Exploration and production

Venezuela
Yucal Placer	15.00%	Repsol YPF Venezuela	Exploration and production

APPENDIX III.

Investments and/or positions held by the members of the Board of Directors in Companies with the same, similar or complementary activity than Repsol YPF, S.A.

Mr. Antonio Brufau Niubó

Positions:

Vice President of Gas Natural SDG, S.A. Board of Directors

Investments:

Gas Natural SDG, S.A.: 32,306 shares

Mr. Juan María Nin Génova

Positions:

Board Member of Gas Natural SDG, S.A.

Investments:

Gas Natural SDG, S.A.: 144 shares

Mr. Henri Philippe Reichstul

Position:

Board Member of Ashmore Energy International—Houston

President of Brenco—Companhia Brasileira de Energia Renovável.

Mr. Luis Suárez de Lezo Mantilla

Position:

Board Member of Compañía Logística de Hidrocarburos, S.A. (CLH)

Board Member of Repsol—Gas Natural LNG, S.L.

Investments:

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

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2006
Costs capitalised to assets with proved reserves	25,002	303	1,152	19,291	3,514	742
Costs capitalised to assets with non proved reserves	2,043	—	109	290	617	1,027

	27,045	303	1,261	19,581	4,132	1,769
Auxiliary equipment and facilities	1,934	428	322	358	801	26

Total capitalised costs	28,979	730	1,583	19,939	4,933	1,795
Accumulated depreciation and impairment losses.	(16,880)	(649)	(1,049)	(13,580)	(1,597)	(5)

Net amounts	12,099	82	533	6,359	3,336	1,789

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2007
Costs capitalised to assets with proved reserves	24,002	359	1,108	18,241	3,320	974
Costs capitalised to assets with non proved reserves	1,999	—	173	169	535	1,122

	26,001	359	1,281	18,410	3,855	2,096
Auxiliary equipment and facilities	2,047	425	254	356	933	79

Total capitalised costs	28,048	784	1,535	18,766	4,788	2,175
Accumulated depreciation and impairment losses.	(16,699)	(665)	(1,013)	(13,272)	(1,745)	(4)

Net amounts	11,349	119	522	5,494	3,043	2,171

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2008
Costs capitalized to assets with proved reserves	26,553	383	752	20,638	3,498	1,282
Costs capitalized to assets with non proved Reserves	2,357	10	417	99	465	1,366

	28,910	393	1,169	20,737	3,963	2,648
Auxiliary equipment and facilities	1,941	426	218	397	817	83

Total capitalised costs	30,851	819	1,387	21,134	4,780	2,731
Accumulated depreciation and impairment losses	(18,509)	(688)	(510)	(15,294)	(1,972)	(45)

Net amounts	12,342	131	877	5,840	2,808	2,686

As of 31 December 2008, Repsol YPF Group´s share in equity method investees’ amounted to EUR 7 million corresponding to oil and gas exploration and production activities.

Costs incurred

The costs incurred represent amounts capitalised or charged to profit during the year relating to acquisitions of assets with oil and gas reserves and exploration and development activities.

	Million of euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2006
Acquisitions of assets with proved reserves	663	—	—	—	—	663
Acquisitions of assets with non proved reserves	1,064	—	—	—	—	1,064
Exploration costs .	519	3	192	100	132	91
Development costs	1,712	6	106	1,139	396	66

TOTAL	3,959	9	298	1,239	528	1,885

	Million of euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2007
Acquisitions of assets with proved reserves	119	—	—	—	—	119
Acquisitions of assets with non proved reserves	175	—	—	—	—	175
Exploration costs .	750	10	275	114	209	142
Development costs	1,834	43	142	1,012	357	280

TOTAL	2,878	53	417	1,126	566	716

	Million of euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2008
Acquisitions of assets with proved reserves	103	—	102	—	1	—
Acquisitions of assets with non proved reserves	110	—	110	—	—	—
Exploration costs .	871	37	325	128	154	227
Development costs .	1,782	17	58	1,266	168	273

TOTAL	2,866	54	595	1,394	323	500

As of 31 December 2008, Repsol YPF Group´s share in equity method investees’ amounted to EUR 23 million corresponding to oil and gas exploration and production.activities.

Results of oil and gas production activities

The following table shows the income and expenses associated directly with the Group’s oil and gas production activities. It does not include any allocation of the finance costs or general expenses and, therefore, is not necessarily indicative of the contribution to consolidated net profit of the oil and gas activities.

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2006
Income
Sales to non-Group companies	3,127	—	364	876	1,883	3
Sales between business segments and to Group companies	5,034	51	689	3,656	639	—
Other income	1,004	30	879	—	95	—

Total Income	9,164	81	1,932	4,532	2,616	3

Production costs(1).	(3,130)	(19)	(352)	(1,534)	(1,224)	(1)
Exploration expenses	(436)	(4)	(125)	(102)	(121)	(84)
Other operating expenses	(375)	(26)	—	(305)	(43)	—
Depreciation and amortisation charge	(1,758)	(8)	(82)	(1,260)	(406)	(1)

Profit (Loss) before taxes and charges	3,467	25	1,373	1,330	822	(83)
Taxes and charges	(1,639)	(9)	(903)	(451)	(277)	—

Results of oil and gas production activities(2).	1,827	16	471	879	544	(83)

	Million of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2007
Income
Sales to non-Group companies	2,702	—	84	835	1,779	4
Sales between business segments and to Group companies	4,431	39	577	3,278	537	—
Other income	1,091	—	1,046	—	45	—

Total Income	8,224	39	1,707	4,113	2,361	4

Production costs(1)	(2,680)	(16)	(185)	(1,513)	(965)	(1)
Exploration expenses	(592)	(6)	(181)	(109)	(145)	(151)
Other operating expenses.	(357)	(7)	—	(292)	(56)	(2)
Depreciation and amortisation charge.	(1,682)	(11)	(77)	(1,191)	(401)	(2)

Profit (Loss) before taxes and charges	2,913	(1)	1,264	1,008	794	(152)
Taxes and charges	(1,792)	1	(1,002)	(469)	(362)	40

Results of oil and gas production activities(2)	1,121	—	262	539	432	(112)

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2008
Income
Sales to non-Group companies	2,648	—	34	871	1,701	42
Sales between business segments and to Group companies	4,378	47	674	2,745	875	37
Other income	1,225	—	1,170	—	55	—

Total Income	8,251	47	1,878	3,616	2,631	79

Production costs(1)	(2,941)	(18)	(170)	(1,771)	(969)	(13)
Exploration expenses	(571)	(23)	(220)	(132)	(119)	(77)
Other operating expenses.	(539)	(6)	(283)	(199)	(51)	—
Depreciation and amortisation charge.	(1,657)	(7)	(72)	(1,181)	(357)	(40)

Profit (Loss) before taxes and charges	2,543	(7)	1,133	333	1,135	(51)
Taxes and charges	(1,623)	2	(1,002)	(153)	(491)	21

Results of oil and gas production activities(2)	920	(5)	131	180	644	(30)

(1)	Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina amounting €1.919, €1.365 and €1,477 million and transport and other costs totalling €242, €184 and € 223 million in 2006, 2007 and 2008, respectively.

(2)	The results do not include a net expense of € 223 and € 16 million in 2006 and 2007, respectively, and a net income of €51 million in 2008, relating to the impairment provisions accounted as a result of the comparison between market value (discounted cash flows) from proved and non-proved reserves (the latter subject to a risk factor) of oil and gas from each field owned by the Company at year-end and the carrying amount of the assets associated therewith.

Estimated proved net developed and undeveloped oil and gas reserves:

The tables below reflect the net developed and undeveloped proved reserves of crude oil, condensed oil and LPG and natural gas as of December 31, 2006, 2007 and 2008, and the variations therein. Proved reserves shown includes the reserves equivalent to the economic income obtained under certain production sharing contracts entered into as of December 31, 2006, 2007 and 2008.

In 2007 a new external auditing cycle began. Independent auditing firms and DeGolyer and Mac Naughton (D&M), Gaffney, Cline and Associates (GCA) and Ryder Scott Co. (RSC) audited up to a 44.5% of the total Groups’s consolidated proved reserves. During 2008, the firms DeGolyer and MacNaughton (D&M), Netherland, Sewell & Associates, Inc. (NSAI) and Ryder Scott Co. (RSC) audited approximately the 15% of the total proved reserves of the Group. During 2009, the remaining 40.5% will be audited to cover all the producing areas.

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

Proved developed and undeveloped reserves of crude oil, condensate and natural gas liquids:

	Thousands of barrels
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 december 2005(1)(2)	1,166,660	3,223	117,166	774,282	265,666	6,323
Revisions of previous estimates	52,422	623	70,137	8,696	(27,033)	—
Increase due to improvement in recovery techniques	9,002	—	—	8,708	294	—
Extensions and discoveries	13,128	—	899	11,610	620	—
Purchase of reserves	40,155	—	—	—	—	40,155
Sales of reserves	(30,313)	—	(26,722)	—	(3,590)	—
Production	(191,698)	(729)	(27,834)	(126,940)	(36,189)	(5)

Reserves at 31 december 2006(1)(3).	1,059,356	3,117	133,644	676,356	199,767	46,473
Revisions of previous estimates	28,860	486	785	45,667	(19,523)	1,445
Increase due to improvement in recovery techniques	7,557	—	—	7,551	6	—
Extensions and discoveries	26,695	—	14,078	9,550	3,068	—
Purchase of reserves	5,283	—	—	—	—	5,283
Sales of reserves	—	—	—	—	—	—
Production	(176,175)	(731)	(22,875)	(120,286)	(32,254)	(28)

Reserves at 31 december 2007(1)(3)	951,578	2,871	125,631	618,838	151,064	53,173
Revisions of previous estimates	63,424	(701)	15,912	35,395	16,812	(3,993)
Increase due to improvement in recovery techniques	21,398	—	—	21,398	—	—
Extensions and discoveries	29,152	—	7,374	19,772	2,007	—
Purchase of reserves	—	—	—	—	—	—
Sales of reserves	(1,125)	—	—	—	(1,125)	—
Production	(162,092)	(653)	(20,130)	(114,577)	(25,622)	(1,109)

Reserves at 31 december 2008(1)(3)(4)	902,335	1,516	128,786	580,825	143,136	48,072

Proved developed reserves of crude oil, condensate and gas natural liquids:

At 31 december 2005	875,237	3,223	96,644	606,596	168,747	27
At 31 december 2006	777,746	3,117	105,067	522,899	146,642	22
At 31 december 2007	667,592	2,663	90,597	460,929	113,212	192
At 31 december 2008	651,906	1,308	83,937	451,586	112,290	2,785

Note: The aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Includes 28,266 thousand of barrels relating to the minority interest of Empresa Petrolera Andina, S.A at 31 December 2005. In 2006 and 2007, data relating to Empresa Petrolera Andina, S.A. are shown net of minority interest (8,998 and 4,730 thousands of barrels). In 2008, Andina was registered in the Financial Statements by the Proportional Consolidation Method and net of the minority interests participation in these tables.

(2)	Reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the transformation of operating contracts into joint control entities (“Empresas Mixtas”).

(3)	In determining net reserves, we exclude from our reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently. Total proved developed and undeveloped reserves of crude oil, condensate and natural gas liquids at December 31, 2008, 2007 and 2006 include an estimated approximately 94,432, 94,753 and 117,075 thousands of barrels, respectively, in respect of other types of royalties. Net production in 2008, 2007 and 2006 includes an estimated approximately 16,995, 18,056 and 19,956 thousands of barrels, respectively, in respect of such other types of royalties.

(4)	Includes 92,871 thousand of barrels relating to the minority interest of YPF at 31 December 2008.

Proved developed and undeveloped reserves of natural gas:

	Millions of Standard Cubic Feet
	Total	Spain	Africa Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 december 2005(1)(2)	12,136,644	974	153,669	4,771,697	7,202,500	7,803
Revisions of previous estimates	(2,253,553)	682	30,864	(62,965)	(2,222,134)	—
Increase due to improvement in recovery techniques	2	—	—	2	—	—
Extensions and discoveries	55,467	—	7,135	46,285	2,047	—
Purchase of reserves	16,850	—	—	—	—	16,850
Sales of reserves	(939)	—	—	—	(939)	—
Production	(1,236,143)	(1,656)	(24,707)	(673,817)	(535,402)	(561)

Reserves at 31 december 2006(1)(3)	8,718,327	—	166,961	4,081,202	4,446,072	24,092

Revisions of previous estimates	566,784	—	(37,168)	318,273	295,364	(9,685)
Increase due to improvement in recovery techniques	47	—	—	47	—	—
Extensions and discoveries	9,897	—	—	9,266	631	—
Purchase of reserves	1,706	—	—	—	—	1,706
Sales of reserves	—	—	—	—	—	—
Production	(1,140,605)	—	(21,309)	(655,050)	(463,723)	(523)

Reserves at 31 december 2007(1)(3)	8,156,157	—	108,484	3,753,737	4,278,346	15,590

Revisions of previous estimates	98,944	5,506	77,358	(116,363)	134,655	(2,214)
Increase due to improvement in recovery techniques	2,852	—	—	2,852	—	—
Extensions and discoveries	129,219	—	473	128,746	—	—
Purchase of reserves	—	—	—	—	—	—
Sales of reserves	—	—	—	—	—	—
Production	(1,046,081)	(374)	(21,237)	(624,264)	(399,105)	(1,100)
Reserves at 31 december 2008(1)(3)(4)	—	—	—	—	—	—

	7,341,091	5,132	165,078	3,144,708	4,013,896	12,277

Proved developed reserves of natural gas:

At 31 december 2005	7,159,849	974	99,203	3,273,111	3,782,928	3,633
At 31 december 2006	4,463,159	—	94,672	2,620,643	1,744,772	3,073
At 31 december 2007	4,112,159	—	67,754	2,468,611	1,573,175	2,620
At 31 december 2008	3,741,553	5,132	86,067	2,264,946	1,382,138	3,269

Note: The aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Includes 1,349,622 millions of standard cubic feet relating to the minority interest of Empresa Petrolera Andina, S.A at 31 December 2005. In 2006 and 2007, data relating to Empresa Petrolera Andina, S.A. are shown net of minority interest (331,136 and 297,644 million of standard cubic feet). In 2008, Andina was registered in the Financial Statements by the Proportional Consolidation Method and net of the minority interests participation in these tables.

(2)	The reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the transformation of operating contracts into joint control entities (“Empresas Mixtas”).

(3)	In determining net reserves, we exclude from our reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently. Total proved developed and undeveloped reserves of natural gas at December 31, 2008, 2007 and 2006 include an estimated approximately 699,671, 731,916 and 767,903 million of standard cubic feet of gas, respectively, in respect of other types of royalties. Net production in 2008, 2007 and 2006 includes an estimated approximately 85,152, 88,521 and 86,967 million of standard cubic feet of gas, respectively, in respect of such other types of royalties.

(4)	Includes 502,252 million of standard cubic feet relating to the minority interest of YPF at 31 December 2008.

Proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas:

	Thousands of Barrels of Oil Equivalent
	Total	Spain	Africa Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 december 2005(1)(2)	3,328,128	3,397	144,533	1,624,095	1,548,391	7,712
Revisions of previous estimates.	(348,923)	744	75,633	(2,518)	(422,783)	—
Increase due to improvement in recovery techniques	9,002	—	—	8,709	294	—
Extensions and discoveries	23,007	—	2,169	19,853	984	—
Purchase of reserves	43,156	—	—	—	—	43,156
Sales of reserves	(30,480)	—	(26,722)	—	(3,758)	—
Production	(411,848)	(1,024)	(32,235)	(246,943)	(131,541)	(105)

Reserves at 31 december 2006(1)(3)	2,612,042	3,117	163,378	1,403,195	991,588	50,764

Revisions of previous estimates	129,801	486	(5,835)	102,350	33,080	(280)
Increase due to improvement in recovery techniques	7,566	—	—	7,560	6	—
Extensions and discoveries	28,458	—	14,078	11,200	3,180	—
Purchase of reserves	5,587	—	—	—	—	5,587
Sales of reserves	—	—	—	—	—	—
Production	(379,310)	(731)	(26,670)	(236,947)	(114,840)	(121)

Reserves at 31 december 2007(1)(3)	2,404,144	2,871	144,951	1,287,358	913,014	55,950

Revisions of previous estimates	81,045	279	29,689	14,671	40,793	(4,387)
Increase due to improvement in recovery techniques.	21,906	—	—	21,906	—	—
Extensions and discoveries	52,165	—	7,458	42,701	2,007	—
Purchase of reserves	—	—	—	—	—	—
Sales of reserves	(1,125)	—	—	—	(1,125)	—
Production	(348,393)	(720)	(23,912)	(225,755)	(96,701)	(1,305)

Reserves at 31 december 2008(1)(3)(4)	2,209,742	2,430	158,186	1,140,880	857,988	50,258

Proved developed reserves of crude oil, condensate, natural gas liquids and natural gas:

At 31 december 2005	2,150,366	3,397	114,311	1,189,519	842,465	674
At 31 december 2006	1,572,610	3,117	121,928	989,620	457,376	569
At 31 december 2007	1,399,945	2,663	102,663	900,575	393,386	658
At 31 december 2008	1,318,255	2,222	99,265	854,960	358,441	3,367

Note 1: The aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

Note 2: See Section 2.2 Oil and Gas Reserves for a detailed discussion of the movements in reserves for the years ended 2007 and 2008.

(1)	Includes €268,626 thousand of barrels of oil equivalent relating to the minority interest of Empresa Petrolera Andina, S.A at 31 December 2005. In 2006 and 2007, data relating to Empresa Petrolera Andina, S.A. are shown net of minority interest (€67,971 and €57,739 thousand of barrels of oil equivalent). In 2008, Andina was registered in the Financial Statements by the Proportional Consolidation Method and net of the minority interest’s participation in these tables.

(2)	The reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the transformation of operating contracts into joint control entities (“Empresas Mixtas”).

(3)	In determining net reserves, we exclude from our reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently. Total proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and gas natural at December 31, 2008, 2007 and 2006 include an estimated approximately 219,039, 225,103 and 253,834 thousands of barrels of oil equivalent, respectively, in respect of other types of royalties. Net production in 2008, 2007 and 2006 includes an estimated approximately 32,160, 33,821 and 35,445 thousands of barrels of oil equivalent, respectively, in respect of such other types of royalties.

(4)	Includes 182,319 thousand of barrels of oil equivalent relating to the minority interest of YPF at 31 December 2008.

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

Future production costs were estimated on the basis of actual costs borne in 2006, 2007 and 2008. Future development costs were calculated on the basis of technical studies conducted by Repsol YPF and by the operators holding joint title with Repsol YPF. The taxes projected for each of the future years were determined by applying the applicable nominal tax rate, reduced by the tax benefits available to the Company in each of the years. The interest rate used to discount the future net revenues was 10%.

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

The following table shows the present value of the future net revenues relating to proved oil and gas reserves, calculated on the basis of the aforementioned assumptions:

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2006
Future cash inflows	54,861	418	9,147	26,370	16,797	2,129
Future production and abandonment costs	(17,796)	(295)	(1,740)	(8,256)	(7,203)	(300)
Future development costs	(4,027)	—	(144)	(2,450)	(1,079)	(355)
Future income tax expenses	(11,868)	6	(4,203)	(4,340)	(3,292)	(38)

Future net cash flows after taxes	21,171	128	3,060	11,324	5,222	1,437
10% annual discount for estimated timing of cash flows	(7,630)	(28)	(964)	(3,853)	(2,160)	(625)

Standardized measure of discounted future net cash flows	13,541	101	2,096	7,471	3,062	812

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2007
Future cash inflows	61,575	1,795	12,768	26,582	17,023	3,407
Future production and abandonment costs	(18,940)	(857)	(2,008)	(8,889)	(6,660)	(526)
Future development costs	(3,808)	(256)	(165)	(1,021)	(1,997)	(369)
Future income tax expenses	(15,359)	(260)	(6,706)	(4,849)	(3,335)	(209)

Future net cash flows after taxes	23,468	422	3,889	11,823	5,031	2,303
10% annual discount for estimated timing of cash flows	(8,277)	(315)	(1,164)	(4,008)	(1,770)	(1,020)

Standardized measure of discounted future net cash flows	15,191	107	2,725	7,815	3,261	1,283

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2008
Future cash inflows	39,382	2,921	4,891	18,902	11,170	1,498
Future production and abandonment costs	(17,748)	(844)	(1,086)	(10,030)	(5,405)	(383)
Future development costs	(4,152)	(971)	(223)	(931)	(1,820)	(207)
Future income tax expenses	(5,208)	(342)	(2,140)	(1,652)	(1,064)	(10)

Future net cash flows after taxes	12,274	764	1,442	6,289 -	2,881	898
10% annual discount for estimated timing of cash flows	(4,528)	(778)	(558)	(1,657)	(1,193)	(342)

Standardized measure of discounted future net cash flows(1)	7,746	(14)	884	4,632	1,688	556

(1)	Including approximately € 741 million relating to minority interests of YPF, S.A. at 31 December 2008.

Changes in Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

The detail of the changes in the standardized measure of discounted future net cash flows for 2006, 2007 and 2008 is as follows:

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Balance at 31 December 2005(1)	19,056	123	2,536	11,024	5,363	10

Changes due to sale or transfer prices or future production costs	(2,297)	(10)	669	(3,398)	449	(7)
Changes in future development costs	(795)	14	(3)	(385)	(422)	1
Oil and gas sales and transfers in the period	(4,985)	(35)	(687)	(2,795)	(1,466)	(2)
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	142	—	23	117	2	—
Net changes due to purchases/sales of assets	636	—	(31)	—	(49)	716
Net changes due to revisions of reserves	97	5	2,323	539	(2,879)	110
Previously estimated development costs incurred in the year	862	1	55	480	326	—
Effect of discounting to a different date and exchange rate effect	(472)	(4)	(75)	(270)	(123)	—
Other non-specific changes	—	—	—	—	—	—
Changes in income tax	1,294	6	(2,715)	2,160	1,859	(16)
Net change	(5,516)	(23)	(441)	(3,554)	(2,301)	802

Balance at 31 December 2006	13,541	101	2,096	7,471	3,062	812

Changes due to sale or transfer prices or future production costs	7,301	212	2,873	1,635	1,900	681
Changes in future development costs	(1,477)	(155)	(75)	(176)	(910)	(161)
Oil and gas sales and transfers in the period	(3,965)	(26)	(999)	(2,201)	(745)	6
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	987	—	761	171	55	—
Net changes due to purchases/sales of assets	138	—	—	—	—	138
Net changes due to revisions of reserves	1,159	46	30	1,165	175	(257)
Previously estimated development costs incurred in the year	826	—	63	381	222	160
Effect of discounting to a different date and exchange rate effect	(412)	(4)	(68)	(244)	(100)	4
Other non-specific changes	—	—	—	—	—	—
Changes in income tax	(2,907)	(67)	(1,956)	(387)	(398)	(100)
Net change	1,650	6	629	344	199	471

Balance at 31 December 2007	15,191	107	2,725	7,815	3,261	1,283

Changes due to sale or transfer prices or future production costs	(13,108)	288	(4,586)	(5,159)	(2,507)	(1,144)
Changes in future development costs	(1,515)	(434)	(96)	(522)	(324)	(139)
Oil and gas sales and transfers in the period	(5,592)	(40)	(1,815)	(2,340)	(1,318)	(79)
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	650	—	120	468	62	—
Net changes due to purchases/sales of assets	3	—	—	—	3	—
Net changes due to revisions of reserves	264	81	7	340	(122)	(42)
Previously estimated development costs incurred in the year	1,159	—	70	508	264	317
Effect of discounting to a different date and exchange rate effect	2,262	14	386	1,156	472	234
Other non-specific changes	—	—	—	—	—	—
Changes in income tax	8,433	(30)	4,073	2,366	1,898	126

Net change	(7,444)	(121)	(1,841)	(3,183)	(1,572)	(727)

Balance at 31 December 2008(2)	7,746	(14)	(884)	(4,632)	(1,688)	(556)

(2)	Including €253 million relating to minority interests of Empresa Petrolera Andina, S.A. at 31 December 2005.

(3)	Including approximately €741 million relating to minority interests of YPF, S.A. at 31 December 2008.