Form 20-F
period 2009-12-31
REPSOL YPF SA
filed 2010-06-29
CIK 847838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

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

The number of certain outstanding shares of each class of stock of Repsol International Capital Limited benefiting from a guarantee of Repsol YPF, S.A. at December 31, 2009 was:

Series A 7.45% non-cumulative guaranteed preference shares	29,000,000
Series B floating rate quarterly non-cumulative guaranteed preference shares	1,000,000
Series C floating rate quarterly non-cumulative guaranteed preference shares	2,000,000

The number of outstanding shares of each class of stock of Repsol YPF, S.A. as of December 31, 2009 was:

Ordinary shares, par value €1.00 per share	1,220,863,463

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

CROSS REFERENCE SHEET

The following table provides cross reference between the contents of this annual report and the requirements of Form 20-F.

Form 20-F Item	Repsol YPF 2009 annual report
PART I	PART I

Item 1.	*
Item 2.	*
Item 3.	Item 1.	Key Information about Repsol YPF
Item 4.	Item 2.	Information on Repsol YPF
Item 4A.	Item 14G.	Unresolved Staff Comments
Item 5.	Item 3.	Operating and Financial Review and Prospects
Item 6.	Item 4.	Directors, Senior Management and Employees
Item 7.	Item 5.	Major Shareholders and Related Party Transactions
Item 8.	Item 6.	Financial Information
Item 9.	Item 7.	Offering and Listing
Item 10.	Item 8.	Additional Information
Item 11.	Item 9.	Quantitative and Qualitative Disclosure About Market Risk
Item 12.	Item 10.	Description of Securities Other Than Equity Securities

PART II	PART II

Item 13.	Item 11.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Item 12.	Material Modifications to the Rights of Securities Holders and Use of Proceeds
Item 15.	Item 13.	Controls and Procedures
Item 16.	*
Item 16A.	Item 14A.	Audit Committee Financial Expert
Item 16B.	Item 14B.	Code of Ethics
Item 16C.	Item 14C.	Principal Accountant Fees and Services
Item 16D.	Item 14D.	Exemptions from the Listing Standards for Audit Committees
Item 16E.	Item 14E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Item 16F.	Item 14F.	Change in Registrant’s Certifying Accountant
Item 16G.	Item 14H.	Corporate Governance

PART III	PART III

Item 17.	*
Item 18.	Item 15.	Financial Statements
Item 19.	Item 16.	Exhibits

i

Oil and Gas Terms

Oil and gas reserves definitions used in this annual report are in accordance with Regulations S-X and S-K, as amended by the U.S. Securities and Exchange Commission’s (“SEC”) final rule, Modernization of Oil and Gas Reporting (Release Nos. 33-8995; 34-59192; FR-78; File No. S7-15-08; December 31, 2008) and relevant guidance notes and letters issued by the SEC’s Staff.

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

“non-concessionary contract”: Contract regulating the relationship between states and oil companies with regard to the exploration and production of hydrocarbons, including production sharing contracts (PSC) and risk-and-reward agreements. Ownership is retained by the host government and is assigned to the national oil company jointly with the foreign oil company which has an exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract, the national oil company assigns to the international contractor the task of performing exploration and production activities with the contractor’s equipment and financial resources at its sole risk. Cost recovery and profit are set out pursuant to applicable laws and regulations and represents the reward deriving from exploration and production activities. Further terms and conditions of these contracts may vary from country to country. Under these contracts, entitlement of reserves is based on the economic interest held by each party, as defined in the applicable contract. Under the economic interest method, the production and reserves reported under these types of agreements typically vary inversely with the oil and gas price changes. As oil and gas prices increase, the cash flow and value received by the contractor increase; however, the production volumes and reserves required to achieve a given value will typically be lower because of the higher prices. The lower the oil and gas prices, the higher the volume entitlement.

“surface conditions”: Represents the pressure and temperature conditions at which volumes of oil, gas, condensate and natural gas liquids are measured for report purpose. It is also referred to as standard conditions. For Repsol YPF these conditions are 14.7 psi for pressure and 60°F for temperature. All volume units expressed in this report are at surface conditions.

Abbreviations:

“bbl”	Barrels.

“bcf”	Billion cubic feet = 10[9] cubic feet.

“bcm”	Billion cubic meters = 10[9] cubic meters.

“boe”	Barrels of oil equivalent.

“GWh”	Gigawatt hours.

“km”	Kilometers.

“km2 ”	Square kilometers.

“liquids”	Crude oil, condensate and natural gas liquids.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“mbbl”	Thousand barrels.

“mbbl/d”	Thousand barrels per day.

“mboe”	Thousand barrels of oil equivalent.

“mcf”	Thousand cubic feet.

“mmbbl”	Million barrels.

“mmboe”	Million barrels of oil equivalent.

“mmBtu”	Million British thermal units.

“mmcf”	Million cubic feet.

“mmcf/d”	Million cubic feet per day.

“mmcm/d”	Million cubic meters per day.

“MW”	Megawatts.

“psi”	Pound per square inch.

“WTI”	West Texas Intermediate.

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

1 barrel of oil equivalent = 5,615 cubic feet of gas = 1 barrel of oil, condensate or natural gas liquids

1 kilometer = 0.63 miles

1 million Btu = 252 termies

1 cubic meter of gas = 35.3147 cubic feet of gas

1 cubic meter of gas = 10 termies

1,000 acres = approximately 4 km2

References

In this annual report, references to “Repsol YPF,” “Repsol YPF Group,” “Group,” “the Company,” “we,” “us” and “our” refer to Repsol YPF, S.A. and its consolidated subsidiaries, unless otherwise specified. References to “YPF” refer to YPF S.A. or YPF S.A. and its affiliates, as the context requires. References to “Gas Natural” refer to Gas Natural SDG, S.A. or Gas Natural SDG, S.A. and its affiliates, as the context requires.

In this annual report, references to “Consolidated Financial Statements” are to Repsol YPF’s audited consolidated balance sheets as of December 31, 2009 and 2008, Repsol YPF’s audited consolidated income statements for the years ended December 31, 2009, 2008 and 2007, Repsol YPF’s audited consolidated statements of recognized income and expenses for the years ended December 31, 2009, 2008 and 2007, Repsol YPF’s audited consolidated statements of changes in equity for the years ended December 31, 2009, 2008 and 2007, Repsol YPF’s audited consolidated cash flow statements for the years ended December 31, 2009, 2008 and 2007 and the related notes and schedules thereto, included elsewhere in this annual report.

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

See Notes 3 and 4 to the Consolidated Financial Statements for a discussion of the basis of presentation and consolidation and other accounting policies used by the Group.

Unless otherwise indicated, where this annual report provides translations into euro of amounts denominated in or resulting from transactions effected in currencies other than the euro, the conversion presented for convenience has been effected at the relevant exchange rate on December 31, 2009.

Certain monetary amounts and other figures included in this annual report have been subject to rounding adjustments. Any discrepancies in any tables between the totals and the sums of the amounts are due to rounding.

Interest in Alberto Pascualini Refap, S.A.

As discussed in Note 3 to the Consolidated Financial Statements, during the first half of 2008 Repsol YPF proportionally consolidated its 30% interest in Alberto Pascualini Refap, S.A. (“REFAP”) (Brazil). As of July 1, 2008, Repsol YPF reclassified such interest as held for sale in accordance with IFRS 5. Due to unfavorable trends in the downstream business and the global financial crisis, Repsol YPF has not been able to sell such interest. As a result, such interest was proportionally consolidated in Repsol YPF’s consolidated financial statements as of and for the year ended December 31, 2009. In order to improve the comparability of our 2008 consolidated financial statements with those of 2009, and in accordance with IAS 31, our 2008 consolidated financial statements have been retrospectively modified to proportionally consolidate Repsol YPF’s 30% interest in REFAP during the entire year.

Forward-looking Statements

This annual report, including any documents incorporated by reference, contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves and Repsol YPF’s plans with respect to capital expenditures, business strategy, geographic concentration, cost savings, investments and dividend payout policies. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict. Accordingly, Repsol

v

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

The following tables present selected consolidated financial data of Repsol YPF. You should read this table in conjunction with “Item 3. Operating and Financial Review and Prospects” and the Consolidated Financial Statements included elsewhere in this annual report.

The consolidated income statement data for each of the years in the three-year period ended December 31, 2009 and the consolidated balance sheet data as of December 31, 2009 and 2008, set forth below have been derived from the Consolidated Financial Statements and notes thereto included in this annual report, which have been prepared in accordance with IFRS as adopted by the EU and in accordance with IFRS as issued by the IASB and have been audited by our independent auditor, Deloitte, S.L. The consolidated income statement data for the years ended December 31, 2006 and 2005 and the consolidated balance sheet data as of December 31, 2007, 2006 and 2005, are derived from our audited consolidated financial statements, which are not included herein.

Pursuant to SEC Release No. 33-8879, “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards Without Reconciliation to U.S. GAAP,” Repsol YPF includes selected financial data prepared in compliance with IFRS, without a reconciliation to U.S. GAAP.

The following table presents selected consolidated financial data of Repsol YPF in accordance with IFRS for the periods indicated:

	As of or for the Year ended December 31,
	2009	2008(1)	2007	2006	2005
	(millions of euro, except per share and ADS amounts)
Consolidated income statement data
Operating revenues	49,032	61,711	55,923	55,080	51,045
Operating income	3,244	5,020	5,808	5,911	6,161
Net income before tax(2)	2,862	4,542	5,693	5,568	5,556
Net income	1,744	2,681	3,355	3,348	3,224
Net income attributable to minority interests	(185)	(126)	(167)	(224)	(104)
Net income attributable to the parent	1,559	2,555	3,188	3,124	3,120
Net income before tax per share or ADS(3)(4)	2.36	3.74	4.66	4.56	4.55
Basic and diluted earnings per share or ADS(3)(4)	1.29	2.10	2.61	2.56	2.56
Weighted average shares outstanding (millions)(4)	1,211	1,215	1,221	1,221	1,221

Consolidated balance sheet data
Property, plant and equipment	31,900	26,094	23,676	23,475	23,304
Total current assets	14,773	13,860	15,623	14,162	14,306
Total assets	58,083	49,064	47,164	45,201	45,782
Non-current financial liabilities	11,685	6,908	6,647	7,038	6,236
Preference shares	3,726	3,524	3,418	3,445	3,485
Current financial liabilities	3,499	1,853	1,501	1,556	2,701
Total equity	21,391	21,004	19,162	18,042	16,790
Equity attributable to shareholders of the parent	19,951	19,834	18,511	17,433	16,262
Equity attributable to minority interests	1,440	1,170	651	609	528
Share capital	1,221	1,221	1,221	1,221	1,221

	As of or for the Year ended December 31,
	2009	2008(1)	2007	2006	2005
	(millions of euro, except per share and ADS amounts)
Other consolidated data
Cash flow from operating activities	4,765	6,739	5,712	6,038	6,056
Cash flow from investing activities	(7,854)	(4,680)	(4,082)	(5,220)	(3,132)
Cash flow (from) used in financing activities	2,505	(1,756)	(1,378)	(957)	(3,665)
Dividends per ADS or share (in euro)(3)(4)	0.95	1.03	0.86	0.66	0.60
Dividends per ADS or share (in dollars)(3)(4)(5)	1.34	1.47	1.23	0.84	0.66

(1)	In order to improve the comparability of our 2008 consolidated financial statements with those of 2009, and in accordance with IFRS 31, our 2008 consolidated financial statements have been retrospectively modified to proportionally consolidate Repsol YPF’s 30% interest in REFAP during the entire year. See “Presentation of Certain Information—Interest in Alberto Pascualini Refap, S.A.”

(2)	Includes share of results of companies accounted for using the equity method totaling €86 million, €66 million, €109 million, €139 million and €117 million for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

(3)	Based on the average number of shares outstanding during each year, which was 1,211,026,225 shares in 2009, 1,214,598,084 shares in 2008 and 1,220,863,463 shares from 2005 to 2007.

(4)	Each Repsol YPF ADS represents one share.

(5)	Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment.

1.2	Exchange rates

The following tables set forth, for the periods and dates indicated, information concerning the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York buying rate for cable transfers in U.S. dollars, per €1.00.

Year ended December 31,	Period End	Average	High	Low
	(U.S. dollar per euro)
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3797	1.4862	1.2904
2008	1.3919	1.4695	1.6010	1.2446
2009	1.4332	1.3955	1.5100	1.2547

Month	Period End	High	Low
	(U.S. dollar per euro)
December 2009	1.4332	1.5100	1.4243
January 2010	1.3870	1.4536	1.3870
February 2010	1.3660	1.3955	1.3476
March 2010	1.3526	1.3758	1.3344
April 2010	1.3302	1.3666	1.3130
May 2010	1.2369	1.3183	1.2224
June 2010 (through June 18)	1.2360	1.2365	1.1959

The “average” column in the first table above represents the average of the noon buying rates on the last day of each month during the relevant period.

The noon buying rate for the U.S. dollar on June 18, 2010 was $1.2360 = €1.00.

For information regarding Repsol YPF’s foreign currency exposure, see “Item 9. Quantitative and Qualitative Disclosure About Market Risk.”

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

Repsol YPF’s operations and earnings are subject to risks as a result of changes in competitive, economic, political, legal, regulatory, social, industrial, business and financial conditions. Investors should carefully consider these risks.

As a result of the recent economic slowdown and uncertain economic environment, certain risks may gain more prominence either individually or when taken together. Despite the signs of improvement in the world’s economy, certain oil and gas prices and margins may remain lower than in recent years due to reduced demand and certain other factors. At the same time, the relevant national, regional and municipal governments may face greater pressure on public finances, leading to the possibility of increased taxation and heightened regulation of the oil and gas industry. These factors may also lead to intensified competition for available margin. An extended period of constraints in the capital markets, with debt markets in particular experiencing a lack of liquidity, at a time when our cash flows could come under pressure, could impact our ability to maintain our investment program. We may also be forced to pay higher interest rates to obtain financing from third parties. Additionally, the financial and economic situation may have a negative impact on third parties with whom we do, or may do, business. Any of these factors, together with or independently of the other factors described below, may adversely affect our business, financial condition and results of operations.

1.3.1	International reference crude oil prices and demand for crude oil may fluctuate due to factors beyond Repsol YPF’s control

World oil prices have fluctuated widely over the last 10 years and are subject to international supply and demand factors over which Repsol YPF has no control. Political developments throughout the world (especially in the Middle East), the evolution of stocks of oil and products, the circumstantial effects of climate changes and meteorological phenomena, such as storms and hurricanes, which especially affect the Gulf of Mexico, the increase in demand in countries with strong economic growth, such as China and India, as well as political instability and the threat of terrorism from which some producing areas suffer periodically, together with the risk that the supply of crude oil may become a political weapon, can particularly affect the world oil market and oil prices. In 2009, the average West Texas Intermediate (“WTI”) crude oil price was US$62.09 per barrel, compared to an average of US$51.20 per barrel for the period 2000-2009, with maximum and minimum annual averages of US$99.75 per barrel and US$25.96 per barrel in 2008 and 2001, respectively.

International reference crude oil prices and demand for crude oil may also fluctuate significantly during economic cycles. Weakening global demand has depressed commodity prices during the last two years. In 2008, oil prices declined by over 70 percent from their peak of over US$145 per barrel (WTI) in July 2008, reflecting the major downturn in the global economy, despite the decision by the Organization of Petroleum Exporting Countries (“OPEC”) to reduce production. In 2009, oil (WTI) has traded in a range of between approximately US$35 and US$80 a barrel.

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

In addition, Repsol YPF has entered into long-term contracts to purchase and supply gas in different parts of the world. In order to supply its clients in Spain and other markets, Gas Natural, 30.01% of which is owned by Repsol YPF, has entered into long-term contracts to purchase natural gas from Algeria and Norway, in addition to long-term contracts to purchase LNG from Nigeria, Libya, Trinidad and Tobago and Qatar. These contracts have different price formulas, which could result in higher purchase prices than the price at which such gas could be sold in increasingly liberalized markets. In addition, gas availability could be subject to risks of contract fulfillment from counterparties. Thus, it might be necessary to look for other sources of natural gas in the event of non-delivery from any of these sources, which could require payment of higher prices than those called for under such contracts.

Repsol YPF also has long-term contracts to sell and deliver gas, mainly to clients in Argentina, Bolivia, Brazil, Chile, Venezuela and Spain. These contracts present additional types of risks to the company as they are linked to current proved reserves in Argentina, Bolivia, Venezuela and Trinidad and Tobago. If sufficient reserves in those countries were not available, Repsol YPF might not be able to satisfy its obligations under these contracts, several of which include penalty clauses for non-fulfillment.

Any of the above items could materially adversely affect Repsol YPF’s business, results of operations and financial condition.

1.3.3	Repsol YPF has extensive operations in Argentina

At December 31, 2009, approximately 20% of Repsol YPF’s consolidated assets were located in Argentina, corresponding for the most part to exploration and production activities. In addition, in 2009, approximately 33% of Repsol YPF’s operating income was generated from activities in Argentina.

The Argentine economy has experienced significant volatility in recent decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. Since the most recent crisis of 2001 and 2002, the Argentine economy has grown at a rapid pace during recent years, with GDP increasing at an average cumulative rate of 8.5% between 2003 and 2008. As a result of the crisis in the global economy, Argentina’s GDP growth rate decelerated to approximately 1% in 2009, according to preliminary data. However, no assurances can be given that current rates of growth will continue in 2010 or subsequent years or that the economy will not contract.

The main economic risks Repsol YPF faces due to its operations in Argentina include the following:

•

limitations on its ability to pass higher domestic taxes or increases in international prices of crude oil and other hydrocarbon fuels and exchange rate fluctuations through to domestic prices, or to increase local prices of natural gas (in particular for residential customers);

•	higher taxes on hydrocarbon exports;

•	restrictions on hydrocarbon export volumes driven mainly by the requirement to satisfy domestic demand;

•	termination of, or failure to obtain the extension of concession permits, some of which expire in 2017;

•	work disruptions and stoppages by the workforce;

•	there can be no assurance that regulations or taxes enacted or administered by the provinces will not conflict with federal law; and

•	further depreciation of the peso in relation to foreign currencies may adversely affect the financial condition or operational results of Argentine companies.

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

With respect to natural gas products, Resolution No. 127/2008 of the Ministry of Economy and Production increased export duties applicable to natural gas exports from 45% to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas. Resolution No. 127/2008 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Argentine Secretariat of Energy, is under the reference price established for such product in the Resolution (US$338/m3 for propane, US$393/m3 for butane and US$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the Resolution for the relevant product (US$233/m3 for propane, US$271/m3 for butane and US$250/m3 for blends of the two), with the remainder being withheld by the Argentine government as an export tax.

Due to the aforementioned export tax increases, YPF may be and, in certain cases, has already been forced to seek the renegotiation of its export contracts, despite, in most cases, the prior authorization of such contracts by the Argentine government. Repsol YPF cannot provide assurances that YPF will be able to renegotiate such contracts on terms acceptable to YPF. The imposition of these export taxes has adversely affected YPF’s results of operations.

In addition, YPF has been obliged to sell a part of its natural gas production previously destined for the export market in the local Argentine market and has not been able to meet its contractual gas export commitments in whole or, in some cases, in part, leading to disputes with its export clients and forcing YPF to declare force majeure under its export sales agreements. Repsol YPF believes that these actions from the government constitute force majeure events that relieve YPF from any contingent liability for the failure to comply with its contractual obligations, although no assurance can be given that this position will prevail.

Additionally, the effectiveness after certain specific dates of certain natural gas export authorizations is subject to an analysis by the Argentine Secretariat of Energy of natural gas reserves in the Northwest basin. The result of such analysis is uncertain and may have an adverse impact upon YPF’s performance of the export gas sales agreements related to such export authorizations should the Argentine Secretariat of Energy determine that reserves are inadequate.

Crude oil exports, as well as the export of most hydrocarbon products, currently require prior authorization from the Secretariat of Energy (pursuant to the regime established under Resolution S.E. No. 1679/04 as amended and supplemented by other regulation). Oil companies seeking to export crude oil or LPG must first demonstrate that the local demand for such product is satisfied or that an offer to sell the product to local purchasers has been made and rejected. Oil refineries seeking to export diesel fuel must also first demonstrate that the local demand of diesel is duly satisfied. Because domestic diesel production does not currently satisfy Argentine domestic consumption needs, YPF has been prevented since 2005 from selling diesel production in the export market.

Repsol YPF is unable to predict how long these measures will be in place, or whether such measures or any further measures adopted will adversely affect the ability to export gas, crude oil and diesel fuel or other products and, accordingly, its results of operations.

See “Item 2. Information on Repsol YPF—Operations—YPF—Upstream—Natural Gas and LNG,” “Item 2. Information on Repsol YPF—Regulation of the Petroleum Industry—Argentina—Market Regulation” and “Item 6. Financial Information—Legal Proceedings.”

1.3.4	The oil and gas industry is subject to particular operational risks, and Repsol YPF depends on the cost-effective acquisition or discovery of, and, thereafter, development of new oil and gas reserves

Oil and gas exploration and production activities are subject to particular risks, some of which are beyond the control of Repsol YPF. These activities are subject to production, equipment and transportation risks, natural hazards and other uncertainties including those relating to the physical characteristics of an oil or natural gas field. The operations of Repsol YPF may be curtailed, delayed or cancelled as a result of weather conditions, mechanical difficulties, hydrocarbons spills or leaks, shortages or delays in the delivery of equipment and compliance with governmental requirements. If these risks materialize, Repsol YPF may suffer substantial losses and disruptions to its operations and harm to its reputation. These activities are also subject to certain obligations to make certain tax or royalty payments, which tend to be relatively higher than those payable in respect of other commercial activities.

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

The oil industry is subject to extensive regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling and exploration obligations, restrictions on production, price controls, required divestments of assets and foreign currency controls over the development and nationalization, expropriation or cancellation of contract rights. Such legislation and regulations apply to virtually all aspects of Repsol YPF’s operations inside and outside Spain. In addition, certain countries such as the U.S. contemplate in their legislation the imposition of sanctions on non-domestic companies which make certain types of investments in other countries, such as Iran. See “Item 2. Information on Repsol YPF—Operations—LNG—Main projects”.

In addition, the terms and conditions of the agreements under which Repsol YPF’s oil and gas interests are held generally reflect negotiations with governmental authorities and vary significantly by country and even by field within a country. These agreements generally take the form of licenses or production sharing agreements. Under license agreements, the license holder provides financing and bears the risk of the exploration and production activities in exchange for resulting production, if any. Part of the production may have to be sold to the state or the state-owned oil company. License holders are generally required to make certain tax or royalty payments and pay income tax. Production sharing agreements generally require the contractor to finance exploration and production activities in exchange for the recovery of its costs from part of production (cost oil) and the remainder of production (profit oil) is shared with the state-owned oil company.

Additionally, new hydrocarbons regulation is currently being adopted in Ecuador and Bolivia, as a result of the implementation of their newly adopted constitutions. Repsol YPF’s management cannot predict the effect that changes in hydrocarbons regulation will have on Repsol YPF’s operations in these countries, or whether new actions will be taken by the Bolivian or Ecuadorian governments. See “Item 2. Information on Repsol YPF—Regulation of the Petroleum Industry—Other Countries—Bolivia,” and “Information on Repsol YPF—Regulation of the Petroleum Industry—Other Countries—Ecuador.”

Repsol YPF cannot predict changes in the aforementioned regulation and legislation or the interpretation or implementation thereof.

1.3.6	Repsol YPF is subject to extensive environmental regulations and risks

Repsol YPF is subject to extensive environmental laws and regulations in the countries in which it operates, which regulate, among other matters affecting Repsol YPF’s operations, environmental quality standards for products, air emissions and climate change, water discharges, surface water pollution, remediation of soil and groundwater and the generation, handling, storage, transportation, treatment and disposal of waste materials.

In particular, due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards, or the adoption of cap and trade regimes. These requirements could make our products more expensive as well as shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies. In addition, compliance with greenhouse gas regulations may also require us to upgrade our facilities, monitor or sequester emissions or take other actions which may increase our compliance costs.

These laws and regulations have had and will continue to have an impact on Repsol YPF’s business, financial condition and results of operations.

1.3.7	Repsol YPF’s oil and natural gas reserves are estimates

The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, among which the most important are the following:

•	the results of drilling, testing and production after the date of the estimates that may require substantial upward or downward revisions;

•	the quality of available geological, technical and economic data and their interpretation and judgment;

•	the production performance of reservoirs;

•	developments such as acquisitions and dispositions, new discoveries and extensions of existing fields and the application of improved recovery techniques;

•

the changes in oil and natural gas prices, which could have an effect on the quantities of proved reserves because the estimates of reserves are calculated under existing economic conditions when such estimates are made. A decline in the price of oil or gas could make reserves no longer economically viable to exploit and therefore not classifiable as proved;

•

whether the prevailing tax rules, other government regulations and contractual conditions will remain the same as on the date estimates are made. Changes in tax rules and other government regulations could make reserves no longer economically viable to exploit.

Many of these factors, assumptions and variables involved in estimating proved reserves are beyond Repsol YPF’s control and may prove to be incorrect over time. Consequently, measures of reserves are not precise and are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial results, leading to increased depreciation, depletion and amortization charges and/or impairment charges, which would reduce earnings and shareholders’ equity.

1.3.8	Location of Repsol YPF’s reserves

At December 31, 2009, 89.5% of Repsol YPF’s net proved hydrocarbons reserves were located in South America, 6.9% were located in North Africa and 3.3% in the Gulf of Mexico. Therefore, almost all of Repsol YPF’s hydrocarbons reserves are located in countries outside the EU and the United States, certain of which may be politically or economically less stable than EU countries and the United States.

Reserves in these areas as well as related production operations may be subject to risks, including increases in taxes and royalties, the establishment of limits on production and export volumes, the compulsory renegotiation or cancellation of contracts, the nationalization or denationalization of assets, changes in local government regimes and policies, changes in business customs and practices, payment delays, currency exchange restrictions and losses and impairment of operations by actions of insurgent groups. See “Item 2. Information on Repsol YPF—Operations—Upstream.” In addition, political changes may lead to changes in the business environment in which Repsol YPF operates. Economic downturns, political instability or civil disturbances may disrupt distribution logistics or limit sales in the markets affected by such events.

1.3.9	Exchange rates may fluctuate due to factors beyond Repsol YPF’s control

Repsol YPF faces exchange rate risk because the revenues and cash receipts it receives from sales of crude oil, natural gas and refined products are generally denominated in U.S. dollars or influenced by the U.S. dollar exchange rate, while a significant portion of Repsol YPF’s expenses are denominated in the local currency of the countries where it operates. An increase in the value of the U.S. dollar against these currencies tends to increase Repsol YPF’s net income, such an increase would also increase the value of Repsol YPF’s debt as part of its debt is denominated in U.S. dollars (either directly or synthetically through currency forward contracts). By contrast, a decrease in the value of the U.S. dollar against these currencies tends to decrease Repsol YPF’s net income and reduce the value of its debt. In addition, Repsol YPF publishes its financial statements in euro by translating assets and liabilities expressed in currencies other than the euro at period-end exchange rates and revenues and expenses expressed in currencies other than the euro at average exchange rates for the period. Fluctuations in the exchange rates used to translate these currencies into euro could have a material adverse effect on Repsol YPF’s financial statements expressed in euro.

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

1.3.11	Financial risks may affect us

Repsol YPF’s results and equity are exposed to market risks due to fluctuations (i) in exchange rates of currencies in which we operate (see “Exchange rates may fluctuate due to factors beyond Repsol YPF’s control”), (ii) in interest rates and (iii) in commodity prices. Repsol YPF monitors its exposure to market risk through ongoing sensitivity analysis and enters into derivative transactions to mitigate these risks. Additionally, Repsol YPF is exposed to liquidity risk associated with the Group’s ability to finance its obligations at reasonable market prices as they come due, as well as to carry out its business plans with stable financing sources. Repsol YPF is also exposed to credit risk, defined as the possibility of a third party not complying with his contractual obligations, thus creating losses for the Group.

See “Exchange rates may fluctuate due to factors beyond Repsol YPF’s control”, above, and Notes 18 and 19 to the Consolidated Financial Statements for further analysis of these risks.

2. Information on Repsol YPF

2.1	Repsol YPF

2.1.1	Overview

Repsol YPF is a limited liability company (sociedad anónima) duly organized on November 12, 1986, under the laws of the Kingdom of Spain. The address of Repsol YPF is Paseo de la Castellana 278-280, 28046 Madrid, Spain and its telephone number is 011-34-91-753-8000.

Repsol YPF is an integrated oil and gas company engaged in all aspects of the petroleum business, including exploration, development and production of crude oil and natural gas, transportation of petroleum products, LPG and natural gas, petroleum refining, petrochemical production and marketing of petroleum products, petroleum derivatives, petrochemicals, LPG and natural gas. Repsol YPF is also engaged in the generation, transport, distribution and marketing of electricity.

Repsol YPF began operations in October 1987 as part of a reorganization of the oil and gas businesses then owned by Instituto Nacional de Hidrocarburos, a Spanish government agency which acted as a holding company of government-owned oil and gas businesses. In April 1997, the Spanish government sold in a global public offering its entire remaining participation in Repsol YPF.

During 1999, and as part of its international growth strategy, Repsol YPF acquired, through a series of acquisitions, 99.01% of YPF, a leading Argentine petroleum company and the former state oil and gas monopolist in Argentina. On December 21, 2007, Repsol YPF entered into a memorandum of understanding with Petersen Energía S.A. (“Petersen Energía”) pursuant to which (i) Repsol YPF agreed to sell to Petersen Energía, shares of YPF representing 14.9% of YPF’s capital stock for US$2.235 billion (the “Transaction”) and (ii) Repsol YPF agreed to grant to certain affiliates of Petersen Energía two options to purchase from Repsol YPF up to an additional 0.1% and 10.0%, respectively, of YPF’s outstanding capital stock within four years after the consummation of the Transaction. Following the exercise of the first option (concerning 0.1% of YPF’s stock) and further share purchases by Petersen Energía, Petersen Energía currently holds approximately 15.46% of YPF’s shares. For a more complete description of the Transaction, see “Item 8. Additional Information—Material Contracts—Agreement with Petersen Energía to sell up to 25% of YPF’s capital stock.”

For a description of our principal capital expenditures and divestitures, see “Item 3. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Investments and Divestitures.”

For a list of the main Repsol YPF investees as of December 31, 2009, see Appendix I to the Consolidated Financial Statements included elsewhere in this annual report.

2.1.2	Business segments of Repsol YPF

We operate in the following business segments:

•	Upstream, which is responsible for oil and gas exploration and production activities, except for those undertaken by YPF.

•	LNG, which manages LNG midstream and marketing activities, except for those undertaken by YPF.

•	Downstream, which is responsible for refining and marketing of oil, chemicals and LPG, except for activities undertaken by YPF.

•	YPF, which is responsible for the integrated value chain activities (exploration, production, refining, logistics, marketing and chemicals) undertaken by YPF.

•	Gas Natural, which corresponds to Repsol YPF’s stake in Gas Natural.

Since the merger of Gas Natural and Unión Fenosa, S.A. (“Unión Fenosa”) in 2009 (see “Item 2. Information on Repsol YPF—Operations—Gas Natural—Unión Fenosa”), Repsol YPF operates in over 44 countries, the most significant of which are Spain and Argentina. Repsol YPF has a unified global corporate structure with headquarters in Madrid, Spain and Buenos Aires, Argentina.

2.1.3	Strategy

Repsol YPF’s Strategic Plan for the period 2010-2014 was presented to analysts, institutional investors and employees on April 29, 2010.

Our main competitive strengths are as follows:

•	Company positioned for growth

•	Executing the transformation of Repsol YPF’s upstream activities into the Group’s growth engine through key attractive current projects;

•	Leveraging on strong recent exploration track record to create value from current exploration pipeline; and

•	Benefiting from enhanced best-in-class downstream assets to capitalize market recovery.

•	Business portfolio with a strong optionality value

•	The stakes maintained in YPF and Gas Natural provide portfolio flexibility to Repsol YPF.

•	Sound financial position

•	Strong balance sheet to fund future growth; and

•	Large and stable dividend stream from YPF and Gas Natural.

The main strategic priorities for each of the divisions of Repsol YPF are:

•	Upstream and LNG. Repsol YPF will seek to consolidate the transformation of its upstream activity into the Group’s growth engine. Repsol YPF will pursue this goal by:

•	Delivering key growth development projects:

•	Seeking to achieve production annual growth of 3-4% until 2014 and higher production annual growth from 2015 to 2019; and

•	Around 90% of the estimated production increase through 2014 relates to projects already under development.

•	Leveraging successful exploration activity:

•	Repsol YPF is present in some of the most attractive upstream areas worldwide such as Brazil and the Gulf of Mexico.

•	Seeking to achieve a reserve replacement ratio of 110% for the 2010-2014 period.

•	Downstream. Repsol YPF will seek to optimize its return on capital and improve competitiveness through targeted conversion expansion. Repsol YPF will pursue this goal by:

•	Leveraging on its leading competitive position as an integrated player in Spain.

•	Completing two key growth projects (in Cartagena and Bilbao) by the end of 2011:

•	Repsol YPF aims to be among the European companies with highest conversion ratios (63% FCC equivalent, after start up of these growth projects); and

•

Repsol YPF’s downstream division expects to increase middle distillates production by 25% after the completion of these growth projects in order to serve the Spanish market, which is expected to maintain a structural gasoil deficit.

•

From 2012 on, after the start up of certain key growth projects, Repsol YPF’s Downstream business is expected to be well positioned to capitalize the upside, to generate solid cash flow; and to be in a premier position in the European downstream business.

•	YPF. Repsol YPF will seek to capture the value of YPF, by:

•	Profiting from the resilience shown by YPF’s business in a difficult economic environment;

•	Managing the transition into a more open energy market;

•	Pursuing a rigorous capital allocation to ensure value creation;

•	Sustaining crude production through enhanced oil recovery; and

•	Delivering results and dividends.

•	Gas Natural. By its acquisition of Unión Fenosa, Gas Natural has created a vertically integrated leader in gas and power in Spain:

•	Gas Natural Fenosa is now a stronger less volatile company;

•	It has doubled its size and has anticipated the completion of Gas Natural’s previous Strategic Plan; and

•	It enhances the potential of Repsol YPF’s LNG business.

Additionally, Repsol YPF’s Strategic Plan 2010-2014 establishes the following portfolio management goals:

•	Divesting YPF and non-performing or non-core assets to rebalance our portfolio; and

•	Pursuing options to materialize the value of our balance sheet through selective divestments.

2.1.4	Economic and Operating Information

Below are summaries of operating revenues of Repsol YPF by business segment and geographic area for the periods indicated:

	2009	2008(1)	2007
	(millions of euro)
Operating revenue
Upstream	2,988	4,914	4,474
North America and Brazil	614	353	374
North Africa	719	1,907	1,669
Rest of the World	1,748	2,751	2,477
Adjustments(2)	(93)	(97)	(46)
LNG	1,028	1,544	923
Downstream	32,838	43,183	40,798
Europe	30,493	39,903	37,048
Rest of the World	3,887	5,547	5,647
Adjustments(2)	(1,542)	(2,267)	(1,897)
YPF(3)	8,678	10,082	8,636
Gas Natural(4)	4,652	4,210	3,154
Corporation, adjustments and other	(1,152)	(2,222)	(2,062)

	49,032	61,711	55,923

(1)	Information includes 30% of REFAP (Brazil). See “Presentation of Certain Information—Interest in Alberto Pascualini Refap, S.A.”

(2)	To eliminate intra-group transactions.

(3)	Mainly corresponds to Argentina.

(4)	Corresponds to Gas Natural’s operations, which are mainly in Europe and Latin America.

Below is a summary of Repsol YPF’s net proved reserves and production data. See “—Oil and Gas reserves” for further information on the presentation of oil and gas reserves:

	2009	2008	2007
Reserves:
Crude oil net proved reserves(1)	883,272	902,335	951,577
Europe	6,288	1,518	2,872
South America	686,963	723,960	769,902
Argentina(2)	538,452	580,826	618,838
Trinidad and Tobago	39,965	45,597	47,451
Rest of South America	108,546	97,537	103,613
North America	66,447	48,071	53,173
Africa	123,575	128,787	125,631
Gas net proved reserves(3)	6,744,265	7,341,091	8,156,157
Europe	2,869	5,132	—
South America	6,614,803	7,158,605	8,032,083
Argentina(2)	2,718,968	3,144,709	3,753,738
Trinidad and Tobago	2,239,337	2,483,932	2,783,382
Rest of South America	1,656,498	1,529,964	1,494,963
North America	15,819	12,276	15,590
Africa	110,774	165,078	108,484
Oil equivalent net proved reserves(4)	2,084,388	2,209,742	2,404,144
Europe	6,797	2,430	2,871
South America	1,865,023	1,998,868	2,200,372
Argentina(2)	1,022,684	1,140,880	1,287,358
Trinidad and Tobago	438,779	487,972	543,156
Rest of South America	403,560	370,016	369,858
North America	69,265	50,258	55,950
Africa	143,303	158,186	144,951

Production:
Hydrocarbon net production(4)	330,476	348,393	379,310
Europe	919	720	732
South America	300,767	322,456	351,787
Argentina(2)	207,731	225,755	236,947
Trinidad and Tobago	55,462	55,426	53,864
Rest of South America	37,574	41,275	60,976
North America	9,935	1,305	121
Africa	18,855	23,912	24,850
Asia	—	—	1,820

(1)	Thousands of barrels of crude oil (mbbl).

(2)	Repsol YPF held an 84.04% stake in YPF as of December 31, 2009 and 2008. In 2007, Repsol YPF held an approximately 100% stake in YPF.

(3)	Millions of cubic feet of gas (mmcf).

(4)	Thousands of barrels of oil equivalent (mboe).

Additional selected operating data of Repsol YPF is summarized in the following table (in which operating data of YPF and Gas Natural is disclosed separately):

	2009	2008	2007
Upstream operating data:
Hydrocarbon net production(1)	121,768	121,776	142,264

LNG operating data:
LNG net production(2)	3.8	3.5	3.3
LNG sales(2)	4.5	4.7	4.5

Downstream operating data:
Refining capacity(3)(4)	926	926	900
Europe	770	770	740
Rest of the World	156	156	160
Crude oil processed(4)(5)	35.1	40.1	40.1
Europe	28.7	34.0	33.6
Rest of the World	6.5	6.1	6.5
Number of service stations	4,428	4,399	4,783
Europe	4,186	4,164	4,119
Rest of the World(6)	242	235	664
Sales of petroleum products(4)(7)	39,429	43,863	46,459
Europe	32,970	36,361	37,262
Rest of the World	6,459	7,502	9,197
Sales of petrochemical products(7)	2,306	2,602	3,113
By region:
Europe	2,000	2,348	2,776
Rest of the World	306	254	337
By product:
Basic	567	629	772
Derivative	1,739	1.973	2.341
LPG sales(7)	2,993	3,223	3,405
Europe	1,677	1,822	1,894
Rest of the World	1,316	1,401	1,511

YPF operating data:
Hydrocarbon net production(1)(8)	208,708	226,617	237,046
Refining capacity(3)(9)	333	333	333
Crude oil processed(5)(9)	15.7	16.6	16.8
Number of service stations(10)	1,668	1,678	1,731
Sales of petroleum products(7)(9)	13,906	15,203	15,008
Sales of petrochemical products(7)	1,479	1,505	1,813
LPG sales(7)	362	378	388
Natural gas sales(2)	15.9	17.9	19.9

Gas Natural operating data:
Natural gas distribution sales(2)(11)	34.64	41.41	38.98
Electricity distribution sales(11)(12)(13)	34,973	—	—

(1)	Thousands of barrels of oil equivalent (mboe).

(2)	Billion cubic meters (bcm).

(3)	Thousands of barrels per day (mbbl).

(4)	Information for 2008 and 2007 includes 31.13% of Manguinhos refinery (Brazil). On December 17, 2008, Repsol YPF sold its interest in the Manguinhos refinery. Information includes 30% of REFAP (Brazil). See “Presentation of Certain Information—Interest in Alberto Pascualini Refap, S.A.”

(5)	Millions of tonnes of oil.

(6)	The decrease in the number of service stations at December 31, 2008 was mainly due to divestitures of non-strategic assets in Brazil and Ecuador.

(7)	Thousands of tonnes.

(8)	Corresponds to Argentina, except for hydrocarbon net production amounting to 977, 862 and 99 mboe in 2009, 2008 and 2007, respectively, which correspond to the United States.

(9)	Includes 50% of Refinerías del Norte, S.A.’s (“Refinor”) refinery.

(10)	Includes 50% of Refinor’s service stations.

(11)	Includes 100% of sales volumes reported by Gas Natural, although Repsol YPF owned 30.01% of Gas Natural at December 31, 2009, and 30.85% at December 31, 2008 and 2007 and accounts for it using the proportional integration method under IFRS.

(12)	Gigawatt hours.

(13)	Corresponds to Gas Natural’s operations since the acquisition of Unión Fenosa in April 30, 2009. See “—Operations—Gas Natural—Unión Fenosa.”

2.2	Oil and Gas Reserves

Oil and gas reserves definitions used in this annual report are in accordance with Regulations S-X and S-K, as amended by the U.S. Securities and Exchange Commission’s (“SEC”) final rule, Modernization of Oil and Gas Reporting (Release Nos. 33-8995; 34-59192; FR-78; File No. S7-15-08; December 31, 2008) and relevant guidance notes and letters issued by the SEC’s Staff.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. In some cases, substantial new investments in additional wells and related facilities will be required to recover proved reserves.

Net reserves are defined as that portion of the gross reserves attributable to the interest of Repsol YPF after deducting interests owned by third parties. In determining net reserves, we exclude from our reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation or are substantially equivalent to a production or severance tax, the related reserves are not excluded from our reported reserves despite the fact that such payments are referred to as “royalties” under local rules. We follow the same methodology in reporting our production amounts.

Repsol YPF’s proved reserves include 100% of each majority-owned affiliate’s participation in proved reserves and Repsol YPF’s ownership percentage of the proved reserves of proportionally consolidated entities. Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on concessions, leases and non-concessionary contracts, at field facilities and at gas processing plants. These liquids are included in net proved reserves of crude oil and natural gas liquids.

In the case of non-concessionary contracts (see “Oil and Gas Terms”), proved reserves are reported based on Repsol YPF’s economic interest as defined by the specific terms of the relevant agreement. The percentage of total liquid and natural gas proved reserves at December 31, 2009 that were associated with non-concessionary contracts was 16% of liquids, 8% of natural gas and 10.4% on an oil equivalent basis (gas is converted to oil equivalent at a rate of 5,615 cubic feet per barrel). The main regions in which Repsol YPF operates under these agreements include several countries in North Africa and South America.

Information on Repsol YPF’s estimated net proved reserves at December 31, 2009, 2008 and 2007 is summarized in the following table by product type and geographic area. No major discovery or other favorable or adverse event has occurred since December 31, 2009, that could cause a significant change in our estimated proved reserves as of that date.

	Summary of oil and gas reserves as of December 31,
	2009(1)			2008(2)			2007(2)
	Oil	Natural Gas	Total	Oil	Natural Gas	Total	Oil	Natural Gas	Total
	(mbbl)	(mmcf)	(mboe)(3)	(mbbl)	(mmcf)	(mboe)(3)	(mbbl)	(mmcf)	(mboe)(3)
Proved reserves
Developed	656,613	4,512,529	1,460,269	651,906	3,741,552	1,318,255	667,592	4,112,160	1,399,944
Europe	2,259	2,869	2,770	1,308	5,132	2,222	2,663	—	2,663
South America	547,518	4,435,003	1,337,367	563,874	3,647,084	1,213,399	574,141	4,041,786	1,293,960
Argentina	429,039	2,149,002	811,764	451,584	2,264,946	854,958	460,929	2,468,611	900,575
Trinidad and Tobago	32,537	1,057,943	220,950	33,889	374,713	100,623	35,807	649,601	151,498
Rest of South America	85,943	1,228,058	304,653	78,401	1,007,425	257,818	77,405	923,574	241,888
North America	29,361	9,101	30,982	2,785	3,269	3,367	192	2,620	658
Africa	77,475	65,556	89,150	83,937	86,067	99,265	90,597	67,754	102,663
Asia	—	—	—	—	—	—	—	—	—
Undeveloped	226,660	2,231,736	624,119	250,429	3,599,539	891,487	283,985	4,043,997	1,004,200
Europe	4,027	—	4,027	208	—	208	208	—	208
South America	139,447	2,179,799	527,657	160,087	3,511,519	785,469	195,761	3,990,297	906,411
Argentina	109,412	569,966	210,920	129,241	879,762	285,922	157,909	1,285,126	386,783
Trinidad and Tobago	7,430	1,181,394	217,829	11,709	2,109,219	387,349	11,644	2,133,782	391,659
Rest of South America	22,605	428,439	98,908	19,137	522,538	112,198	26,208	571,390	127,969
North America	37,087	6,718	38,283	45,287	9,007	46,891	52,981	12,971	55,292
Africa	46,099	45,218	54,152	44,849	79,011	58,921	35,034	40,730	42,288
Asia	—	—	—	—	—	—	—	—	—

Total	883,273	6,744,265	2,084,389	902,335	7,341,091	2,209,742	951,578	8,156,157	2,404,144

(1)	Estimated in accordance with the revised methodology set forth in the SEC’s final rule, Modernization of the Oil and Gas Reporting Requirements (Release Nos. 33-8995; 34-59192; FR-78; File No. S7-15-08).

(2)	As reported in Repsol YPF’s annual report on Form 20-F for the year ended December 31, 2008, utilizing prevailing prices at December 31 of the relevant year in order to estimate reserve quantities.

(3)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to boe at 5.615 mcf per barrel.

2.2.1	Changes in Repsol YPF’s Estimated Net Proved Reserves

The table below sets forth information regarding changes in Repsol YPF’s net proved reserves during 2007, 2008 and 2009:

	Total	Europe	Argentina	Trinidad and Tobago	Rest of South America	North America	Africa	Asia
	(thousands of barrels of oil equivalent)
Reserves at December 31, 2006(1)	2,612,042	3,117	1,403,195	591,232	400,356	50,764	161,820	1,558
Revisions of previous estimate	129,801	486	102,350	5,788	27,292	(280)	(6,097)	262
Improved recovery	7,566	—	7,560	—	6	—	—	—
Extension and discoveries	28,458	—	11,200	—	3,180	—	14,078	—
Purchases of minerals in place	5,587	—	—	—	—	5,587	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production(2)	(379,310)	(732)	(236,947)	(53,864)	(60,976)	(121)	(24,850)	(1,820)

Reserves at December 31, 2007(1)	2,404,144	2,871	1,287,358	543,156	369,858	55,950	144,951	—

Revisions of previous estimate	81,045	279	14,671	242	40,551	(4,387)	29,689	—
Improved recovery	21,906	—	21,906	—	—	—	—	—
Extension and discoveries	52,165	—	42,700	—	2,007	—	7,458	—
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	(1,125)	—	—	—	(1,125)	—	—	—
Production(2)	(348,393)	(720)	(225,755)	(55,426)	(41,275)	(1,305)	(23,912)	—

Reserves at December 31, 2008(1)	2,209,742	2,430	1,140,880	487,972	370,016	50,258	158,186	—

Revisions of previous estimate	143,381	1,578	47,889	6,269	66,535	21,401	(291)	—
Improved recovery	14,882	—	14,882	—	—	—	—	—
Extensions and discoveries	42,534	3,708	26,763	—	259	7,541	4,263	—
Purchases of minerals in place	4,324	—	—	—	4,324	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production(2)	(330,476)	(919)	(207,731)	(55,462)	(37,574)	(9,935)	(18,855)	—

Reserves at December 31, 2009(1)	2,084,388	6,797	1,022,684	438,779	403,560	69,265	143,303	—

(1)	Proved reserves at December 31, 2009, 2008 and 2007 include an estimated approximately 238,630, 219,039 and 225,103 mboe, respectively, in respect of royalty payments which, as described above, are a financial obligation or are substantially equivalent to a production or similar tax.

(2)	Production in 2009, 2008 and 2007 includes an estimated approximately 30,609, 32,160 and 33,821 mboe, respectively, in respect of royalty payments which, as described above, are a financial obligation or are substantially equivalent to a production or similar tax.

Changes in Repsol YPF’s estimated net proved reserves during 2009

Repsol YPF’s estimated proved reserves as of December 31, 2009 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, surface geological information was also utilized. The tools used to interpret and integrate all these data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

In a deepwater field in the Gulf of Mexico, Repsol YPF has booked proved reserves below the lowest known oil (LKO) in respect of which there is sufficient evidence, based on the use of pressure gradients measured in the wells, well test data from the producing wells, and full-field reservoir simulation. However, the use of new reliable technology as well as the change to an average of the first-day of the month prices from year-end prices to calculate proved reserves did not have any material impact on the Company’s proved reserves volumes in 2009.

For further information on the estimation process of our proved reserves, see “—Internal Controls on Reserves and Reserves Audits.”

Total hydrocarbon proved reserves net to Repsol YPF, on an oil equivalent basis, comprised 2,084 mmboe at December 31, 2009 (natural gas represents approximately 58% of the reserves), a decrease of 6% compared to total hydrocarbon proved reserves of 2,210 mmboe reported at December 31, 2008. This decrease, which was primarily due to production (330 mmboe), was offset in part by a net upward addition of 205 mmboe, due to the revision of previous estimates (143 mmboe), new extensions and discoveries (43 mmboe), improved recovery (15 mmboe) and sales and acquisitions (4 mmboe). The most significant changes are described below:

1.	Revisions of previous estimates

Europe. Decline curve analysis, based on better than expected production performances in some fields in Spain, resulted in an upward revision in net proved reserves of 1.6 mmboe.

Argentina. There was an upward revision in net proved reserves of 48 mmboe (39 mmbbl and 53 bcf) mainly due to better than expected production performances in some fields, resulting in a net increase in proved reserves of approximately 70 mmboe; which was partially offset by a net decrease in proved reserves of 14 mmboe as a result of the completion of new integrated reservoir studies of certain areas and a worse than expected production performance in some development wells, which accounted for a net reduction of 9 mmboe.

Trinidad and Tobago. Advances in drilling development activity and updated reservoir models with new information allowed a net upward revision of 6.3 mmboe in proved reserves.

Rest of South America

•

New information available and the corresponding update of integrated reservoir models in conjunction with the implementation of our development plan allowed for an upward revision of 38 mmboe (9 mmbbl and 161 bcf) in the Camisea project.

•

Authorization for investment in the development and expansion of a gas field, resulted in an upward revision of 36 mmboe (5 mmbbl and 175 bcf) in proved reserves. On the other hand, new reservoir models and the amendment of the relevant gas contracts resulted in a net downward revision of 18 mmboe (102 bcf) in some gas development fields.

North America. Development activity carried out in the Shenzi field of the Gulf of Mexico resulted in an increase of 21 mmboe (21 mmbbl and 5 bcf) of which approximately 13 mmboe correspond to proved reserves below the LKO.

2.	Improved recovery

Argentina

•	A successful workover campaign to enhance production and injection wells allowed a net addition of 5 mmboe in net proved reserves in ongoing secondary recovery projects in the Neuquina Basin.

•	A new injection scheme and changes in the injection profile in current waterflooding projects in the San Jorge Basin allowed a net addition of 4 mmboe in proved reserves.

3.	Extensions and Discoveries

Europe. Successful exploratory wells put into production in Spain (Lubina-1 and Montanazo-D) allowed an addition of 4 mmboe as proved reserves.

Argentina. Successful extension drilling activity in the Neuquina Basin and in the Golfo San Jorge allowed an addition of 17 and 9 mmboe, respectively, in proved reserves.

North America. New delineation activities were carried out based on development activities in the Shenzi field, which allowed an increase of 7 mmboe (7 mmbbl and 2 bcf).

Africa. There was an addition of 4 mmboe in net proved reserves due to successful extension drilling activity in the fields NC-115 and NC-186 in Libya.

4.	Sales and Acquisitions

Rest of South America. As a result of Repsol YPF’s acquisition of a 20% stake in Murphy Ecuador Oil Company on March 12, 2009, there was an increase of 4 mmboe in net proved reserves in Ecuador.

Changes in Repsol YPF’s proved undeveloped reserves during 2009

Repsol YPF had estimated net proved undeveloped reserves of 624 mmboe at December 31, 2009, which represented 30% of the 2,084 mmboe total reported proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 891 mmboe at December 31, 2008 (40% of the 2,210 mmboe total reported proved reserves as of such date). The 30% decrease in net proved undeveloped reserves in 2009 was mainly due to the implementation of development programs, which resulted in the transfer of approximately 316 mmboe from proved undeveloped to proved developed reserves. The largest transfers were associated with the drilling and connection of wells to new offshore facilities in Trinidad and Tobago and the United States and the drilling and connection of wells in Peru and Argentina.

Our net proved undeveloped reserves at December 31, 2009 included 49 mmboe which were added during 2009. This addition was mainly attributable to newly approved projects in South America and, in particular, to the drilling and installation of compression facilities in Argentina and other projects in the rest of South America as well as new proved reserves associated with a discovery in the Gulf of Mexico (United States).

Repsol YPF’s total expenditure to advance the development of reserves was approximately US$1,372 million (€984 million) during 2009, of which US$417 million (€299 million) was allocated to projects that resulted in a transfer of proved undeveloped to proved developed reserves during the year.

As at December 31, 2009, some of the proved undeveloped reserves have remained undeveloped for five years or longer, associated mainly with projects in Trinidad and Tobago that we expect will be executed as needed to meet the delivery commitments under existing gas contracts and to ongoing development projects in Africa and South America, which are associated with the installation of compression facilities and construction of gas pipelines, respectively. The capability for developing similar projects in these areas has been already demonstrated.

2.2.2	Internal Controls on Reserves and Reserves Audits

All of Repsol YPF’s oil and gas reserves held in consolidated companies have been estimated by Repsol YPF petroleum engineers.

The estimation of proved reserves, which is based on the requirement of reasonable certainty, is an ongoing process based on rigorous technical evaluations, commercial and market assessments and detailed analysis of well information such as flow rate and reservoir pressure declines. Furthermore, Repsol YPF only books proved reserves for projects in respect of which there are significant funding commitments by management relating to their development. Although the Company is reasonably certain that proved reserves will be produced, the timing of the recovery and the amount recovered can be affected by a number of factors. In order to meet the high standard of “reasonable certainty,” reserves estimates are stated taking into consideration additional guidance as to reservoir economic producibility requirements, reservoir performance and drive mechanisms, improved recovery methods, regulatory approvals, significant changes in projection of long-term oil and gas price levels and completion of development projects.

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

Where adequate data is available and where circumstances are justified, material-balance and other engineering methods are used to estimate ultimate recovery factors. In these instances, reservoir performance parameters such as cumulative production, production rate, reservoir pressure, gas oil ratio behavior and water production are considered in estimating recovery factors used in determining gross ultimate recovery.

In certain cases where the above methods could not be used, proved reserves are estimated by analogy to similar reservoirs where more complete data are available.

To control the quality of reserves booking Repsol YPF has established a process that is integrated into the internal control system of Repsol YPF. Repsol YPF’s process to manage reserves booking is centrally controlled and has the following components:

i.	The Reserves Control Direction (“RCD”), which reports to the Chief Financial Officer and is separate and independent from the upstream activities. RCD’s activity is overseen by the Audit and Control Committee, which is also responsible for supervising the procedures and systems used in the recording of and internal control over the Group’s hydrocarbon reserves. The primary objectives of the RCD is to ensure that Repsol YPF’s proved reserves estimates and disclosure are in compliance with the rules of the SEC, the Financial Accounting Standard Board (FASB), and the Sarbanes-Oxley Act; and to review annual changes in reserves estimates and the reporting of Repsol YPF’s proved reserves. The RCD is responsible for preparing the information to be publicly disclosed concerning Repsol YPF’s reported proved reserves of crude oil and natural gas. In addition, the RCD provides training to personnel involved in the reserves estimation and reporting process throughout the Group. The RCD is managed by and staffed with individuals that have an average of more than 20 years of technical experience in the petroleum industry, including in the classification and categorization of reserves under the SEC guidelines. The RCD staff includes several individuals who hold advanced degrees in either engineering or geology, as well as individuals who hold bachelor’s degrees in various technical studies. Several members of the RCD are registered or affiliated with the relevant professional bodies in their fields of expertise.

ii.

The Reserves Control Director, who is the head of the RCD, and is responsible for overseeing the preparation of reserves estimates. The current director has over 30 years of diversified international industry experience mainly in reservoir-engineering, geology and geophysics, reserves estimates, project development, finance and general accounting regulation. Over the past three years he has been responsible for Repsol YPF’s governance and compliance procedures in respect of reserves estimates. He is a member of the Society of Petroleum Engineers (SPE) and serves on its Reservoir Evaluation & Engineering Editorial Committee. In addition, he holds a petroleum engineering degree from Universidad Central de Venezuela, MSc and PhD degrees in petroleum engineering from Pennsylvania State University, the United States, and an MBA from Instituto de Estudios Avanzados de Administración, Venezuela. Consistent with our internal control system requirements, the Reserves Control Director’s compensation is not affected by changes in reported reserves.

iii.	A quarterly internal review by the RCD of changes in proved reserves submitted by our Upstream segment and associated with properties where technical, operational or commercial issues have arisen.

iv.	The Quality Reserve Controller (“QRC”), who is a professional assigned to the business units involved in upstream activities of the Company to ensure that there are effective controls in the proved reserves estimation and approval process of the Group’s estimates and the timely reporting of the related financial impact of proved reserves changes. Our QRCs are responsible for reviewing proved reserves estimates. The qualification of each QRC is made on a case-by-case basis with reference to the recognition and respect of such QRC’s peers. Repsol YPF would normally consider a QRC to be qualified if such individual (i) has a minimum of 10 years of practical experience in petroleum engineering or petroleum production geology, with at least five years of such experience in charge of the estimate and evaluation of reserves information, and (ii) has either (A) obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other related discipline of engineering or physical science or (B) received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license or the equivalent thereof, from an appropriate governmental authority or professional organization.

v.	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

vi.	Our Internal Audit Unit, which examines the effectiveness of the Group’s financial controls, designed to ensure the reliability of reporting and safeguarding of all the assets and examining the Group’s compliance with the law, regulations and internal standards.

vii.	Furthermore, the volumes booked are submitted to a third party reserves engineer for a reserves audit, reserves estimate or reserves review on a periodic basis. The initial selection of the properties for a third party reserves audit is performed by the Reserves Control Direction with the approval of Repsol YPF’s Audit and Control Committee. The properties selected for a third party reserves audit in any given year are selected on the following basis:

1.	all properties on a three year cycle, and,

2.	recently acquired properties not submitted to a third party reserves audit in the previous cycle, and properties with respect to which there is new information, legal, tax or regulatory changes which could materially affect prior reserves estimates.

For those areas submitted to third party reserves audit, Repsol YPF’s proved reserves figures have to be within 7% of the third party reserves audit figures for Repsol YPF to declare that the reserves information meets the third party reserves audit standards. In the event that the difference is greater than the 7% tolerance, Repsol YPF reestimates its proved reserves to achieve this tolerance level or discloses the third party reserves audit figures.

In 2009, Gaffney, Cline & Associates Inc. audited certain areas in South America, Netherland, Sewell & Associates, Inc. (NSAI) audited certain areas in the Gulf of Mexico and Ryder Scott Company (RSC) audited certain areas in the Caribbean and South America. These audits covered 866 mmboe, representing approximately 41.5% of Repsol YPF’s aggregate estimated proved reserves as of December 31, 2009 (2,084 mmboe). For the areas externally audited at September 30, 2009, the estimated proved reserves at year-end were internally adjusted as a result of movements during the fourth quarter of 2009. Copies of the relevant reserves audit reports are filed as Exhibits to this annual report. The resulting third party aggregate audited proved reserves were within

7% of Repsol YPF’s aggregate estimates in respect of such fields. In addition, the respective third party reserves audit figures in respect of each significant field did not vary by 7% or more above or below Repsol YPF’s estimates in respect of such property (other than seventeen properties, where the variation was greater than 7% and the third party reserves audit figures were adopted, representing an upward net change of approximately 11.3 mmboe).

2.3	Operations

Following is a description of Repsol YPF’s principal activities by business segment:

2.3.1	Upstream

Upstream includes the exploration and production of crude oil and natural gas in different parts of the world, except for the exploration and production activities undertaken by YPF. Upstream’s oil and gas reserves are located in South America (mainly in Trinidad and Tobago, Peru, Venezuela, Brazil, Ecuador and Colombia), North Africa (Libya and Algeria), Spain and the United States.

Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. The information provided in this section 2.3.1 relates solely to Repsol YPF’s Upstream business segment. See “—YPF—Upstream,” for information regarding YPF’s upstream activities.

Upstream accounted for approximately 24.1%, 45.0% and 32.4% of Repsol YPF’s operating income in 2009, 2008 and 2007, respectively.

At December 31, 2009, Repsol YPF, through its Upstream segment, had oil and gas exploration and/or production interests in 24 countries, either directly or through its subsidiaries, and Repsol YPF acted as operator in 18 of these countries. In addition, Repsol YPF has a 10% interest in West Siberian Resources (WSR), a Russian oil company which merged with Alliance Oil in 2008. Taking into account this stake, our Upstream segment had oil and gas exploration and/or production interests in 25 countries as of December 31, 2009.

2.3.1.1	Production, Drilling Activities and Acreage

The following table shows Repsol YPF’s production of crude oil and natural gas on an as sold basis by geographic area for 2009, 2008 and 2007:

	Production by geographic area(1)
	2009			2008			2007
	Crude oil	Natural Gas	Total	Crude oil	Natural Gas	Total	Crude oil	Natural Gas	Total
	(mmbbl)	(bcf)	(mmboe)	(mmbbl)	(bcf)	(mmboe)	(mmbbl)	(bcf)	(mmboe)
Spain	1	2	1	1	1	1	1	—	1
South America	25	380	93	26	399	97	32	464	114
Bolivia	2	31	8	2	53	12	6	127	29
Brazil	4	1	4	5	1	5	6	2	6
Colombia	2	—	2	3	—	3	2	—	2
Ecuador	6	—	6	5	—	5	7	—	7
Peru	3	10	4	2	10	3	1	7	2
Trinidad and Tobago	6	277	56	6	275	56	6	268	54
Venezuela	2	61	13	3	60	13	4	60	14
North America	8	3	9	*	*	*	*	*	*
United States	8	3	9	*	*	*	*	*	*
Africa	15	24	19	20	21	24	21	21	25
Algeria	2	24	6	2	21	6	2	21	6
Libya	13	—	13	18	—	18	19	—	19
Asia	—	—	—	—	—	—	2	—	2
Dubai	—	—	—	—	—	—	2	—	2

Total net production	49	409	122	47	421	122	56	485	142

(1)	Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. The information provided in this section 2.3.1 relates solely to Repsol YPF’s Upstream business segment. See “—YPF—Upstream,” for information regarding YPF’s upstream activities.

*	Less than one mmbbl/bcf/mmboe of production based on Repsol YPF’s net interest.

The following table sets forth the average production costs by geographic area for 2009, 2008 and 2007:

	Production costs(1)
	Total	Spain	Trinidad and Tobago	Rest of South America	North America	Africa	Asia
	(€/boe)
Year ended December 31, 2009
Lifting costs	2.11	14.00	1.63	3.04	2.10	1.07	—
Local taxes and similar payments, transportation and other costs(2)	1.68	5.04	0.98	2.82	0.65	1.84	—

Average production costs	3.79	19.04	2.61	5.86	2.75	2.91	—

Year ended December 31, 2008
Lifting costs	1.91	13.01	1.74	2.48	14.40	0.75	—
Local taxes and similar payments, transportation and other costs(2)	2.27	12.40	0.84	3.89	3.89	2.45	—

Average production costs	4.18	25.41	2.58	6.37	18.29	3.20	—

Year ended December 31, 2007
Lifting costs	1.89	13.64	2.19	1.80	42.31	0.93	4.08
Local taxes and similar payments, transportation and other costs(2)	1.56	8.51	0.63	2.15	13.22	1.22	11.08

Average production costs	3.45	22.15	2.82	3.95	55.53	2.15	15.16

(1)	Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. The information provided in this section 2.3.1 relates solely to Repsol YPF’s Upstream business segment. See “—YPF—Upstream,” for information regarding YPF’s upstream activities.

(2)	Does not include ad valorem and severance taxes.

The following table sets forth the average sales price of crude oil and gas by geographic area for 2009, 2008 and 2007:

	Sales price(1)
	Total	Spain	Trinidad and Tobago	Rest of South America	North America	Africa	Asia
	(€/boe)
Year ended December 31, 2009
Average sales price of crude oil	40.69	44.56	44.89	35.96	47.25	40.58	—
Average sales price of gas	9.31	29.74	8.39	10.92	26.15	—	—

Year ended December 31, 2008
Average sales price of crude oil	59.33	68.13	67.30	50.65	73.74	67.66	—
Average sales price of gas	16.08	47.42	17.14	13.55	80.19	—	—

Year ended December 31, 2007
Average sales price of crude oil	48.14	53.10	54.86	43.40	56.89	53.79	45.83
Average sales price of gas	14.26	—	12.30	17.96	29.20	—	—

(1)	Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. The information provided in this section 2.3.1 relates solely to Repsol YPF’s Upstream business segment. See “—YPF—Upstream,” for information regarding YPF’s upstream activities.

Productive wells

The following table sets forth the number of productive wells by geographic area as of December 31, 2009:

	At December 31, 2009(1)(2)
	Oil(3)			Gas(4)
	Gross	Net	Gross	Net
Spain	8	6	5	4
South America	1,089	379	161	65
Trinidad and Tobago	102	71	54	18
Rest of South America	987	308	107	47
North America	12	3	—	—
Africa	181	51	78	23

Total	1,290	439	244	92

(1)	A “gross well” is a well in which we own a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers.

(2)	Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. The information provided in this section 2.3.1 relates solely to Repsol YPF’s Upstream business segment. See “—YPF—Upstream,” for information regarding YPF’s upstream activities.

(3)	Includes 24 gross wells and 15 net wells with multiple completions.

(4)	Includes 14 gross wells and 7 net wells with multiple completions.

Development and exploratory activities

The following tables set forth the number of productive and dry development wells drilled by geographic area during 2009, 2008 and 2007:

	Year ended December 31, 2009(1)(2)
	Productive		Dry		Under Evaluation		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	—	—	—	—	—	—	—	—
South America	23	3	4	1	1	*	28	4
Trinidad and Tobago	1	*	—	—	—	—	1	*
Rest of South America	22	3	4	1	1	*	27	4
North America	2	1	—	—	—	—	2	1
Africa	14	4	—	—	1	*	15	4
Asia	—	—	—	—	—	—	—	—

Total	62	8	8	1	3	*	73	13

	Year ended December 31, 2008(1)(2)
	Productive		Dry		Under Evaluation		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	—	—	—	—	—	—	—	—
South America	110	24	4	*	—	—	114	24
Trinidad and Tobago	49	15	—	—	—	—	49	15
Rest of South America	61	9	4	*	—	—	65	9
North America	7	2	—	—	—	—	7	2
Africa	12	3	—	—	—	—	12	3
Asia	—	—	—	—	—	—	—	—

Total	129	29	4	*	—	—	133	29

	Year ended December 31, 2007(1)(2)
	Productive		Dry		Under Evaluation		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	—	—	—	—	—	—	—	—
South America	88	19	2	*	—	—	90	19
Trinidad and Tobago	7	5	—	—	—	—	7	5
Rest of South America	81	14	2	*	—	—	83	14
North America	1	*	—	—	—	—	1	*
Africa	31	8	—	—	—	—	31	8
Asia	3	1	—	—	—	—	3	1

Total	123	28	2	*	—	—	125	28

(1)	Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. The information provided in this section 2.3.1 relates solely to Repsol YPF’s Upstream business segment. See “—YPF—Upstream,” for information regarding YPF’s upstream activities.

(2)	A “gross well” is a well in which we own a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers.

*	Less than one development well based on Repsol YPF’s net interest.

The following tables set forth the number of productive and dry exploratory wells drilled and wells under evaluation by geographic area during 2009, 2008 and 2007:

	Year ended December 31, 2009(1)(2)
	Productive		Dry		Under Evaluation		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	2	2	—	—	—	—	2	2
South America	5	2	4	1	—	—	9	3
Trinidad and Tobago	—	—	—	—	—	—	—	—
Rest of South America	5	2	4	1	—	—	9	3
North America	1	*	1	*	—	—	2	*
Africa	3	1	8	4	3	1	14	6
Asia	—	—	—	—	—	—	—	—

Total	11	5	13	5	3	1	27	11

	Year ended December 31, 2008(1)(2)
	Productive		Dry		Under Evaluation		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	—	—	—	—	—	—	—	—
South America	5	2	9	3	1	1	15	6
Trinidad and Tobago	—	—	—	—	—	—	—	—
Rest of South America	5	2	9	3	1	1	15	6
North America	—	—	1	*	—	—	1	*
Africa	5	2	13	5	2	1	20	8
Asia	—	—	4	1	—	—	4	1

Total	10	4	27	9	3	2	40	15

	Year ended December 31, 2007(1)(2)
	Productive		Dry		Under Evaluation		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	—	—	—	—	—	—	—	—
South America	2	1	4	2	2	1	8	4
Trinidad and Tobago	—	—	—	—	—	—	—	—
Rest of South America	2	1	4	2	2	1	8	4
North America	—	—	3	1	—	—	3	1
Africa	6	3	12	5	2	*	20	8
Asia	—	—	1	1	—	—	1	1

Total	8	4	20	9	4	1	32	14

(1)	Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. The information provided in this section 2.3.1 relates solely to Repsol YPF’s Upstream business segment. See “—YPF—Upstream,” for information regarding YPF’s upstream activities.

(2)	A “gross well” is a well in which we own a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers.

*	Less than one exploratory well based on Repsol YPF’s net interest.

Exploratory well costs

A detail of Repsol YPF’s exploratory well costs in the last three years is disclosed below:

	2009	2008	2007
	(millions of euro)
Beginning balance at January 1	422	304	160
Additions to capitalized exploratory well costs that are pending the determination of proved reserves	484	248	420
Capitalized exploratory well costs that were reclassified to wells, equipment, and facilities based on the determination of proved reserves	(68)	—	(30)
Capitalized exploratory wells costs charged to expense	(11)	(151)	(243)
Adjustment by exchange rate	(22)	21	(3)

Balance at December 31	805	422	304

	2009	2008	2007
	(millions of euro)
Capitalized exploratory well costs that have been capitalized for a period of one year or less after the completion of drilling	532	267	204
Capitalized exploratory well costs that have been capitalized for a period greater than one year after the completion of drilling	273	155	100

Balance at December 31	805	422	304

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	34	28	20

The table below provides additional detail for the projects that have exploratory well costs capitalized for a period greater than one year:

Country / Project	Exploratory Well Costs Capitalized as of December 31, 2009	Years Well Drilled	Comments
	(millions of euro)
Algeria
Reggane 5 – Carry Over SALI 1 Kahlouche – 2 Reggane 6 AZSE – 2 (Azrafil) KLS-1	16 7 9 16 17 15	2004-2005 2005-2006 2005-2006 2006-2007 2007-2008 2007-2008	Repsol YPF, together with its consortium partners (including Sonatrach), made a final investment decision (FID) with respect to the Reggane Nord project at the end of 2009, after commerciality was declared, and is waiting for formal approval of the Field Development Plan by the Algerian authorities.
Bolivia
Huacaya x1	16	2006-2007	YPFB declared the commerciality in December 2009, with retroactive effect as of July 2008. In March 2010, the integrated Margarita-Huacaya Field Development Plan was approved by YPFB.
Brazil
Carioca	23	2007	The National Petroleum Agency (ANP) declared an “Evaluation Area”, which expires in November 2011. In the same block, the exploratory wells Iguazú and Abaré West ended in 2009 with positive results. In 2010, an appraisal well, Carioca North, will be drilled and an extended well test will be performed in Carioca in 2010-2011.
Guará	32	2008	The ANP declared an “Evaluation Area”, which expires in December 2012. In March 2010, an appraisal well, Guará North, is being drilled and an extended well test will be performed in Guará during 2010.
Guinea
Langosta 1	19	2007	An area of provisional discovery has been declared. The new exploratory period started on January 1, 2009 and will end on December 31, 2010. Studies are in course and, if results are positive and an extension from the Government of Guinea is granted, an appraisal well will be drilled in 2011.

Country / Project	Exploratory Well Costs Capitalized as of December 31, 2009	Years Well Drilled	Comments
	(millions of euro)
Libya
A1 NC210 (P13—Rajul Al Raml) B1 NC 210 C1 NC 210 A1 NC 206 A2 NC 206	5 2 2 3 3	2006 2006 2006 2006-2007 2008	The appraisal phase ended in 2008. A Field Development Plan was presented in November 2009. Contract terms are under negotiation and FID approval is pending.

Peru
Buenavista 39 17 1X Delfin 39 - 27 – 2X Raya Raya 4 (39-04-4) Kinteroni 59 - 29 – 1X	5 8 8 18 25	2005 2006 2006 2008 2007-2008

Since this is a heavy oil project, some prospects are needed to define the critical volume of reserves. In 2010, a 2D seismic acquisition will be undertaken to determine the location of an exploratory well that could be drilled in 2011 to confirm the project’s commerciality.

In July 2009, Repsol YPF made an FID for the early development of the field.

Others (14 projects)	24	2001-2008	Aggregate costs relate to individually small projects mainly in Libya, which are in various stages of development and evaluation.

Total	273

For additional information on Repsol YPF’s present activities, see “—Exploration, Development and Acquisitions—Present activities by region.”

Acreage

The following table sets forth information on Repsol YPF’s developed and undeveloped acreage by geographic area as of December 31, 2009:

	At December 31, 2009(1)
	Developed(2)			Undeveloped(3)
	Gross(4)	Net(5)	Gross(4)	Net(5)
	(thousands of acres)
Europe	8	6	3,670	2,560
Spain	8	6	3,554	2,531
Norway	—	—	116	29
South America	217	70	27,440	13,554
Trinidad and Tobago	36	14	1,342	570
Rest of South America	181	56	26,098	12,984
Central America(6)	—	—	2,787	1,115
North America	4	1	3,311	2,093
Africa	144	43	26,589	12,043
Asia	—	—	13,241	4,081

Total	373	120	77,038	35,446

(1)	Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. The information provided in this section 2.3.1 relates solely to Repsol YPF’s Upstream business segment. See “—YPF—Upstream,” for information regarding YPF’s upstream activities.

(2)	Developed acreage is acreage assignable to productive wells.

(3)	Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves. Undeveloped acreage should not be confused with undrilled acreage held by production under the terms of the lease. Amounts shown correspond to both exploitation and exploration undeveloped acreage.

(4)	A “gross acre” is an acre in which Repsol YPF owns a working interest.

(5)	A “net acre” is deemed to exist when the sum of fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions of whole numbers.

(6)	Corresponds solely to Cuba.

Licenses covering approximately 16% of our net acreage held as of December 31, 2009 are scheduled to expire during 2010. Some of these licenses, however, could be extended depending on the results of our exploration activities. These scheduled expirations affect 5,545,496 acres, which are largely located in Saudi Arabia (68.7%), and Algeria (20.5%), and to a lesser extent in Spain (5.5%), Brazil (1.9%), Colombia (1.6%), Equatorial Guinea (1.6%) and Bolivia (0.2%). Repsol YPF’s work programs are designed to ensure that the exploration potential of any property is fully evaluated before the expiration of the relevant lease. In some instances, Repsol YPF may elect to relinquish acreage in advance of the contractual expiration date if the evaluation process is complete and there is no commercial basis for its extension. In cases where additional time may be required to fully evaluate acreage, Repsol YPF has generally been successful in obtaining extensions.

2.3.1.2	Exploration, Development and Acquisitions

Repsol YPF’s Upstream segment manages its project portfolio to achieve profitable, diversified and sustainable growth with a commitment to safety and the environment. Repsol YPF’s strategy is focused on increasing production and reserves, geographic diversification through increasing its presence in OECD countries, operational excellence and maximizing return on assets.

Geographically, the Upstream segment strategy focuses both on traditional key areas, such as northern Africa (Algeria and Libya) and South America (Trinidad and Tobago, Peru, Venezuela, Bolivia, Colombia and Ecuador, mainly), and on new strategic short to medium term growth areas, such as the U.S. Gulf of Mexico (in particular, the Shenzi field, one of Repsol YPF’s main projects already in production) and the deep waters of Brazil. Repsol YPF’s medium-term strategic growth is expected to be strengthened by major gas projects under development in Peru, Bolivia, Brazil and Venezuela, and over the longer term, by interests in Norway, Canada and West Africa.

Repsol YPF’s successful exploration results in 2009 firmly strengthen its policy of future profitable growth in its Upstream segment. During this year, Repsol YPF has made important discoveries, exploring in countries such as Brazil (Iguazú, Abaré West, Piracucá-Pialamba and Panoramix exploratory wells), Venezuela (Perla 1X exploratory well) and the U.S. (in the Gulf of Mexico, Buckskin exploratory well). This exploratory success is the result of a strategy, defined in Repsol YPF’s Strategic Plan, to enhance exploratory activity, in terms of not only technical, human and economic resources but also methodologies and processes.

The tables below show production costs incurred by Repsol YPF and other details of Repsol YPF’s production operations in 2009, 2008 and 2007:

	2009	2008	2007
	(millions of euro)
Exploration, development and acquisitions (incurred costs)(1)
Exploration	767	727	629
Development	509	491	760
Acquisitions and other	63	213	294

Total	1,339	1,431	1,683

	2009	2008	2007
Exploration, development and acquisitions(1)
Exploratory concession net area (in km2)	131,063	222,626	257,022
Gross exploratory wells finished (number of wells)	27	38	30
Positive (number of wells)	11	10	8
Discoveries and extensions (mmboe)	12	9	17
Acquisitions (sales), net (mmboe)	4	(1)	6

(1)	Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. The information provided in this section 2.3.1 relates solely to Repsol YPF’s Upstream business segment. See “—YPF—Upstream,” for information regarding YPF’s upstream activities.

Present activities by region

The tables below show certain information on our exploratory and development activities as of December 31, 2009:

Geographic area(1)	Number of Blocks		Net Acreage(2)(km2)		Number of exploratory wells in the process of being drilled(3)
	Exploitation	Exploration	Exploitation	Exploration	Gross	Net
Europe	12	22	384	10,000	—	—
Spain	12	21	384	9,882	—	—
Norway	—	1	—	117	—	—
South America	50	41	7,448	47,687	3	1
Bolivia	27	6	2,229	7,022	—	—
Brazil	2	21	130	2,905	3	1
Colombia	4	5	501	1,508	—	—
Ecuador	2	—	1,210	—	—	—
Guyana	—	1	—	3,735	—	—
Peru	2	5	202	26,273	—	—
Suriname	—	1	—	5,574	—	—
Trinidad and Tobago	7	—	2,363	—	—	—
Venezuela	6	2	813	669	—	—
Central America	—	1	—	4,512	—	—
Cuba	—	1	—	4,512	—	—
North America	7	262	3,577	4,898	—	—
Canada	—	3	—	1,120	—	—
Mexico	1	—	3,538	—	—	—
United States	6	259	39	3,778	—	—
Africa	3	20	1,456	47,454	—	—
Algeria	2	2	581	4,142	—	—

Geographic area(1)	Number of Blocks		Net Acreage(2)(km2)		Number of exploratory wells in the process of being drilled(3)
	Exploitation	Exploration	Exploitation	Exploration	Gross	Net
Equatorial Guinea	—	1	—	361	—	—
Liberia	—	3	—	1,711	—	—
Libya	1	8	875	20,709	—	—
Mauritania	—	1	—	15,165	—	—
Morocco	—	3	—	2,638	—	—
Sierra Leone	—	2	—	2,728	—	—
Asia	—	2	—	16,514	—	—
Kazakhstan	—	1	—	1,094	—	—
Saudi Arabia	—	1	—	15,420	—	—

Total	72	348	12,865	131,063	3	1

(1)	Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. The information provided in this section 2.3.1 relates solely to Repsol YPF’s Upstream business segment. See “—YPF—Upstream,” for information regarding YPF’s upstream activities.

(2)	A “gross acre” is an acre in which Repsol YPF owns a working interest. A “net acre” is deemed to exist when the sum of fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions of whole numbers.

(3)	A “gross well” is a well in which we own a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers.

The following are the most significant recent and present activities conducted by Repsol YPF.

Europe

Spain. Repsol YPF made two oil discoveries in the Spanish Mediterranean Sea in 2009, with the Montanazo D-5 and Lubina-1 wells, located 45 km from the coast of Tarragona. Repsol YPF is the operating company in both Montanazo D-5 (with a 75% stake) and Lubina-1 (with a 100% stake in the block). These fields will start production through the Casablanca platform, and such production is expected to both prolong the period of use of this platform and to enhance the production of other fields located in the area (Casablanca, Boquerón, Rodaballo and Chipirón). Additionally these exploration discoveries help raise expectations with respect to other prospects in the area.

In June 2009, gas production in the Poseidón field in the Bay of Cadiz, the permit of which Repsol YPF owns 100%, was resumed.

Also in 2009, 69.23% of the operation of a new exploration block in the Cantabrian Sea (Fulmar) was obtained.

In February 2010, Repsol YPF was granted a three-year extension in the Ballena exploration blocks 1, 2, 4 and 5, in the Cantabrian Sea.

Norway. After the award of an exploration license in the 2008 APA Round in Norway, Repsol YPF opened a permanent office in Oslo in 2009, in line with its strategy of diversification and growth in OECD countries and with the aim of increasing its presence in this country.

In January 2010, during the APA 2009 round, the Norwegian government awarded two new exploration licenses (PL-541 and PL-557) in the North Sea and the Norwegian Sea to two consortiums, in each of which Repsol YPF is involved.

Repsol YPF is the operator of license PL-541, located in the North Sea. Repsol YPF holds a 50% stake in this license, along with Edison (Italy) (35%) and Skagen (Norway) (15%). This is the first time Repsol YPF acts as an operator on the Norwegian Continental Shelf (NCS).

With respect to the second license, PL-557, located in the Norwegian Sea, Repsol YPF holds a 40%, stake, with OMV (Austria), as operator, and Skagen (Norway) holding, respectively, 50% and 10% stakes.

South America

Trinidad and Tobago. Repsol YPF is one of the leading private companies in Trinidad and Tobago, in terms of production and oil and gas reserves. Repsol YPF has a 30% stake in the company BpTT. This company operates a large oil production area offshore from the country and in 2009 it reached a daily average gross production of the equivalent to 464,828 barrels of oil.

In January 2009, gas production in the Teak Blow Down Project began at the marine block TSP, where Repsol YPF is the operator with a 70% stake.

In October 2009, the Savonette field began producing gas under BpTT’s operation. This field has a depth of 88 meters and the gas produced feeds the “Atlantic LNG” liquefaction plant, in which Repsol YPF also owns an interest.

Brazil. In 2009, Brazil reinforced its position as a key strategic area for our Upstream segment’s future growth as a result of the major discoveries made in that year (Iguazú and Abaré West in block BM-S-9, Piracucá -Pialamba in block BM-S-7 and Panoramix in block BM-S-48) in addition to discoveries made in 2007 and 2008 (Carioca and Guará, both in the prolific block BM- S-9), confirming the high potential of this deepwater area.

As of December 31, 2009, Repsol YPF participated in a total of 21 exploration blocks in the offshore basins of Santos, Campos and Espíritu Santo (Repsol YPF being the operating company in 11 of them) in addition to Piracucá-Pialamba (block BM-S-7) which is currently under development. The Company additionally owns 10% of the Albacore Leste field in the Campos basin area, which commenced production in April 2006. This important oil field located in Brazil’s deep waters has total estimated proved reserves of 240 mmboe, and produced around 118 mbbl/d in 2009.

In block BM-S-9, located in the deep waters of the Santos Basin, in addition to the two discoveries made in 2007 and 2008 through the drilling of Carioca and Guará, two exploratory discoveries were made in 2009 with the drilling of Iguazú and Abaré West. The project consortium is comprised of Repsol YPF (25%), Petrobras S.A. (45%, acting as the operator) and British Gas Group (BG) (30%).

In April 2009, Repsol YPF announced the discovery of the Iguazú exploratory well, located in the same area as the Carioca exploratory well, 340 km from the coast of Sao Paulo, at a water depth of 2,140 meters. In the first production tests, light crude of high quality was yielded. In September 2009, Repsol YPF announced the discovery of Abaré West, 290 km from the coast of Sao Paulo at a water depth of 2,164 meters.

The consortium is working to complete its evaluation of the block. In 2009, a production test was conducted in Guará with positive results and a longer-term test started in April 2010. Efforts will also be made to develop the southern area of Guará. In January 2010, the consortium began an appraisal well in the northern part of Guará. During 2010 there will be a long-term production test in the Carioca area and an appraisal well will be drilled.

Repsol YPF made its third discovery in 2009 in the Santos basin, through the Panoramix well, located in BM-S-48 block. In the Panoramix oil and gas discovery, hydrocarbons are distributed in three different layers: the two lower layers consist of gas and condensate and the higher layer consists of oil. Repsol YPF has a 40% stake in this block (which it also operates). Repsol YPF’s partners are Petrobras (35%), Vale do Rio Doce (12.5%) and Woodside (12.5%).

The fourth discovery in 2009 in the Santos Basin was made with the Piracucá-Pialamba exploratory well in block BM-S-7. This discovery of light crude oil and gas was made earlier that year. Repsol YPF has a 37% stake in this block with Petrobras, as the operating company, owning the remaining 63%. In September 2009, Repsol YPF successfully completed the delineation drill of Piracucá and presented the final report concerning the discovery of the Piracucá field to the Brazilian authorities (ANP). The Piracucá field is expected to be in production in 2015.

Bolivia. During 2009 and the first quarter of 2010, the Development Plan for the Margarita and Huacaya fields was prepared. Huacaya was discovered in 2008 and it was one of the five largest discoveries made in the world that year according to IHS. This large development project, which is one of Repsol YPF’s strategic projects, is located in the Caipipendi area, north of the state of Tarija. This area is operated by a consortium comprised of Repsol YPF (the operator) with a 37.5% stake, British Gas Group (BG) (37.5%) and Pan American Energy LLC (PAE) (25.0%). Works will commence on the Margarita-Huacaya project in 2010. The objective of the joint Development Plan for the Huacaya and Margarita fields is to increase production capacity from current levels (2.3 mmcm/d) to an intermediate level of 8.3 mmcm/d by 2012 (Phase I), with a possible further increase to 14 mmcm/d (Phase II).

Colombia. In May 2009, Repsol YPF acquired a 20% stake in the exploratory block of Cebucan in the Llanos Basin. Repsol YPF’s partners are Petrobras, which is the operating company with a 50% stake, and Cepsa with a 30% stake.

Following the positive results of the production tests completed in early 2009 in the South Capachos-1 discovery, production started upon Ecopetrol S.A.’s approval of its commercial viability in May 2009.

Ecuador. As a result of its purchase of Murphy’s 20% stake in Block 16 in 2009, Repsol YPF’s stake in such block has increased to 55%. Repsol YPF’s partners are OPIC (31%) and Sinochem (14%). In March 2009, Repsol YPF reached an important agreement with the Government of Ecuador, extending its operation of Block 16 by six years, from December 2012 to December 2018, reducing tax on extraordinary profits, from the initial 99% to 70% and establishing a transitional period of one year in which a new contract for the provision of long-term services will have to be entered into, which shall govern Repsol YPF’s activities in the country. See “—Regulation of the Petroleum Industry”. In November 2009, this transitional period was extended for an additional year until March 12, 2011 (and may be further extended by agreement of the parties).

In March 2010, the Government of Ecuador submitted a proposal for a new Services Contract to oil companies operating in the country. As of the date of this annual report, Repsol YPF is analyzing such proposal.

Peru. During 2009, Repsol YPF continued its works towards the completion of the development of the Camisea field formed by blocks 56 and 88, in which Repsol YPF has a 10% interest. The production of natural gas from these blocks is partially used to supply the liquefied natural gas plant of the Peru LNG project that came into operation in June 2010. Repsol YPF’s interest in the liquefaction plant is 20%. In block 88, Repsol YPF is completing the development of two sites, San Martín (in production since 2004) and Cashiriari, where production of the first two wells started July 2009. In block 56, the Pagoreni field began producing in September 2008. It is expected that the development of these two blocks will be mostly completed during 2010.

In 2009, Repsol YPF decided to pursue an early development of southern Kinteroni in order to begin production in mid 2012. The important discovery made through the Kinteroni exploratory well in 2008 was one of the greatest discoveries in the world that year according to IHS. Kinteroni is located in block 57 in the basin Ucayali-Madre de Dios, 50 km from the gas and condensate field of Camisea. Repsol YPF is the operating company in this block with a 53.84% stake.

Venezuela. In September 2009, Repsol YPF made a very significant gas discovery with the Perla 1X drill in the marine block Cardon IV. This is one of the most important discoveries in Venezuela and the largest gas discovery in the history of Repsol YPF. As of December 31, 2009, the field had an estimated gas volume of 8 trillions of cubic feet (TCF) and an estimated condensate volume of approximately 100 mmbbl, located in an estimated area of 33 km2 with a thickness of 240 meters. In February 2010, Repsol YPF started a new well (Perla 2X) to provide additional information and help determine development plans for the field. The preliminary evaluation of the positive results obtained by the Perla 2X well as of April 2010, indicate that resources available in the field could be 30% higher than estimated as of December 31, 2009. Repsol YPF (50%) is the operator and acts in consortium with ENI (50%). Petróleos de Venezuela, S.A. (PDVSA) will participate in the development phase with a 35% stake, and Repsol YPF and ENI will each have a 32.5% stake.

In September 2009, the Venezuelan National Assembly announced, through the Official Gazette of the Bolivarian Republic of Venezuela, its approval concerning the development activities to be carried out by the mixed-ownership company, Petroquiriquire, S.A. (with a 40% stake held by Repsol YPF and 60% held by CVP, S.A. (“CVP”)) in the production area of Barua Motatán, in the basin of Lake Maracaibo. The incorporation of the Barua Motatán area to the other areas operated by Petroquiriquire, S.A. was formalized in February 2010.

In May 2010, a consortium of international companies led by Repsol YPF (with an 11% stake) signed with CVP a contract for the incorporation and administration of a new mixed company, Petrocarabobo, S.A. The purpose of this mixed-ownership company is the development of a project for the production and upgrading of heavy crude oil for its subsequent blending and marketing. The production of heavy crude oil will be comprised of blocks C1 Center and C1 North of the Carabobo area, located in the Orinoco Oil Belt, one of the areas with higher amounts of oil reserves in the world. Through this project, the consortium could reach a maximum output of 400 mbbl/d during 40 years. The project also involves the construction of a heavy oil upgrader capable of processing about 200 mbbl/d.

In February 2010, Repsol YPF sold its wholly-owned subsidiary, Termobarrancas, C.A., as well as its 100% interest in the Exploration and Exploitation of Unassociated Gas Hydrocarbons License for the Barrancas Area to PDVSA.

North America

United States. Over the last four years Repsol YPF has conducted a major process to strengthen its presence in the deepwater Gulf of Mexico. In accordance with this goal, in 2006 Repsol YPF embarked on a major oil project, Shenzi, and was granted a relevant number of new exploration blocks in successive exploratory rounds carried out in the country in the past years. The potential of these exploratory blocks has begun to materialize in 2009, with the discovery made in the Buckskin well. This area of the Gulf of Mexico is considered one of the most profitable and with highest potential for deep water exploration worldwide.

In March 2009, the Shenzi field commenced oil and gas production from the Shenzi platform (a few months ahead of schedule). Shenzi, where Repsol YPF holds a 28% stake, is one of the greatest discoveries made to date in the deepwater Gulf of Mexico. At the end of 2009, ten wells were in production through this platform and Repsol YPF expects to complete the drilling of the remainder of the wells under development and to begin the water injection project over the next 2-3 years. In 2009, production above 120 mbbl/d was achieved through the Shenzi platform, exceeding initial expectations. Production achieved through the neighboring Marco Polo platform (which started in 2007), was resumed in May 2009. The positive outcome of drillings performed at the North Flank of Shenzi in 2009 has increased expectations of the potential for this area.

In early 2009, Repsol YPF, as the operating company for the exploratory phase of the project, discovered a large oil field in Buckskin. The Buckskin exploratory well has a total depth of approximately 10,000 meters with a water depth of 2,000 meters. It is the deepest well operated by Repsol YPF to date and one of the deepest wells drilled in the area. Buckskin has a similar geological structure to the adjacent Jack field, where Chevron is the operating company. The partners of the consortium in the Buckskin well are Repsol YPF (12.5%), Chevron (55%), Maersk (20%) and Samson (12.5%). Initial production tests found a productive 100 meter column of oil of high quality. In May 2010, an appraisal well began to be drilled to determine the extent of the discovery made and to help determine the future development plan for the field. As of the date of this annual report, the drilling of this well has been temporarily suspended at the U.S. Minerals Management Service’s request.

Repsol YPF was awarded with 16 new exploration blocks in the 208 Exploration Round in March 2009. Of these 16 new blocks, 4 of them were awarded in partnership with Marathon which will be the operator with a 60% stake and where Repsol YPF has the remaining 40%. In 7 of these blocks, Repsol YPF will be the operating company with a 60% stake in association with Ecopetrol S.A. (40%). The remaining 5 blocks were awarded 100% to Repsol YPF.

In March 2010, Repsol YPF was awarded with 16 new exploration blocks in the 213 Exploration Round.

Africa

Algeria. In 2009, Repsol YPF completed the preparation of the Development Plan for the important Reggane gas project, and, prior the development of the block, agreed with Sonatrach the commercial aspects of the project expected to start up in 2010, upon the final approval of the project by the Algerian authorities. The Development Plan set out in 2009 includes the drilling and completion of 74 wells, the deepening of 10 wells and additional completion work activities (“workovers”) on 12 existing wells. Gas production is expected to start in early 2014. Repsol YPF is the operating company in the project with a 29.25% stake. Repsol YPF’s partners are RWE AG (19.5%), Edison Oil Company (11.25%) and the Algerian national company, Sonatrach (40%).

In November 2009, an arbitration award was issued resolving the dispute between Repsol YPF-Gas Natural and Sonatrach on the termination of the Gassi Touil agreement. See “Item 6. Financial Information—Legal Proceedings”. The court declared the contract terminated with neither party required to indemnify the other.

In late December 2009, Repsol YPF was awarded the Sud-Est Illizi exploration block located in southeastern Algeria, in the “Second Bidding Call for the Awarding of Hydrocarbons Development and Exploration Contracts”. The consortium which will conduct exploratory activities is comprised of Repsol YPF, the operating company, with a 52.5% stake, Enel S.p.A. (Italy) (27.5%) and the Franco-Belgian company, GDF-Suez (20%). The relevant agreement was signed in January 2010.

Libya. During 2009, Repsol YPF continued with the work planned for the full development of the “I/R” field, which began production through temporary facilities in June 2008. It is expected that, once the Development Plan and the permanent production facilities are completed, the “I/R” field will be able to reach its full potential in 2012-2013.

The “I/R” field is located in blocks NC186 and NC115 (in which Repsol YPF has an interest), located in the prolific Murzuq basin. This field was discovered in 2006, and it is the most important in Libya over the last decade and one of the key growth projects identified by Repsol YPF in its Strategic Plan 2008-2012.

The “J” field in block NC186 began production in late 2009. The development plan of this area was approved by the Libyan national oil company (NOC) in December 2008.

Morocco. In March 2009, Repsol YPF announced a gas discovery in Morocco with the Anchois drill in the Tanger-Larache marine exploratory area located 40 km from the coast. Repsol YPF is the operating company for these blocks (Tanger-Larache 1-2-3), in which it has a 48% stake. The Anchois well is the first exploratory success for offshore Morocco.

Sierra Leone. In September 2009, Repsol YPF announced the first discovery of hydrocarbons in the waters of Sierra Leone with the Venus B-1 well in block SL 6/07. The Venus B-1 well is the first in the Sierra Leone-Liberia basin and has a total depth of 5,638 meters and a water depth of 1,798 meters. In 2010, Repsol YPF will complete the evaluation of results which will allow the drilling of new exploratory wells to assess the commercial potential of the area. Repsol YPF has a 25% stake in the block. The importance of this discovery is that it confirms the existence of an active petroleum system, with at least three reservoir units, and raises the prospects for the Sierra Leone-Liberia basin, where Repsol YPF has interests in five contiguous blocks.

Delivery commitments

We sell crude oil and natural gas under a variety of contractual arrangements, some of which specify the delivery of a fixed and determinable quantity. Worldwide, our Upstream business segment is contractually committed to deliver 19,438 mbbl of crude oil and 1,842 bcf of natural gas in the future. These contracts have various expiration dates through the year 2033. See “Item 3. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations” for additional information on our sales commitments.

Substantially all of Upstream’s delivery commitments (19,438 mbbl of crude oil and 1,280 bcf of natural gas) relate to our reserves in Trinidad and Tobago. As of December 31, 2009, our proved reserves in Trinidad and Tobago amounted to 39,965 mbbl of crude oil (32,537 mbbl of which were developed reserves) and 2,239 bcf of natural gas (1,058 bcf of which were developed reserves). We believe that our developed reserves are sufficient to fulfill our proved oil and gas delivery commitments in Trinidad and Tobago in the near future. Additionally, per our oil and gas development plan, we expect that proved undeveloped reserves will be developed at a sufficient rate to ensure that all existing delivery commitments in Trinidad and Tobago are satisfied beyond the near future.

With respect to our delivery commitments outside Trinidad and Tobago, we are contractually committed to deliver 256 bcf and 306 bcf of natural gas in Peru and Venezuela, respectively, pursuant to different delivery arrangements, the last of which expires in 2033. We believe that proved developed reserves of 432 bcf in Peru and 506 bcf in Venezuela will be sufficient to satisfy the commitments in each such country, respectively.

See “—LNG—Delivery commitments” and “—YPF—Upstream—Delivery commitments” for information regarding LNG’s and YPF’s delivery commitments, respectively.

2.3.2	LNG

LNG activities include the liquefaction, transportation, commercialization and regasification activities of liquid natural gas (LNG). It also comprises power generation activities in Spain not performed by Gas Natural, and natural gas commercialization in North America. Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. The information provided in this section 2.3.2 relates solely to Repsol YPF’s LNG business segment. See “—Repsol YPF—Business segments of Repsol YPF,” for information on Repsol YPF’s business segments, and “—YPF—LNG,” for information regarding YPF’s LNG activities. See “—Gas Natural,” for information regarding Gas Natural’s LNG activities.

LNG accounted for approximately -1.9%, 2.5% and 1.8% of Repsol YPF’s operating income in 2009, 2008 and 2007, respectively.

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

Brazil

On December 8, 2009, Repsol YPF entered into a Joint Venture Agreement with Petrobras, BG and Galp to analyze the possible construction of a Floating LNG liquefaction plant in connection with the natural gas to be produced within Brazil’s pre-salt areas.

Iran

In 2004, Repsol YPF and Shell signed an agreement with the National Iranian Oil Company (NIOC) for the so-called “Persian LNG Project.” On March 17, 2007 Repsol YPF signed the shareholders agreement relating to the Persian LNG Project. At December 31, 2009 Repsol YPF and Shell each held a 25% stake in the project and NIOC held the remaining 50% stake. In May 2010, Repsol YPF has formally informed the National Iranian Oil Company (NIOC) and Shell of its decision to discontinue its participation in the Persian LNG Project.

Mexico

In September 2007, the Comisión Federal de Electricidad Mexicana (CFE) awarded Repsol YPF a contract for the supply of LNG to the natural gas terminal in the port of Manzanillo on Mexico’s Pacific Coast. The Manzanillo plant will supply power stations of the western-central zone of Mexico.

The contract was valued at US$15 billion and provides for the supply of LNG to the Mexican plant for a period of 15 years. The total volume of gas supplied during this period will be more than 67 billion cubic meters. The gas supplied will come from the Peru LNG liquefaction plant in Southern Peru, of which Repsol YPF is the exclusive trader.

Peru

On August 1, 2005, the signing of the final agreements with the U.S. oil company Hunt Oil for the development of the Peru LNG project (in which Repsol YPF obtained a 20% stake) and the Camisea field (in which Repsol YPF obtained a 10% stake in blocks 88 and 56) was announced. The acquisition of the stake in blocks 88 and 56 was approved by the Peruvian government on December 13, 2005, and on December 16, 2005 the contracts between Repsol YPF and the other consortium partners were signed. The project includes the construction and operation of a liquefaction plant in Pampa Melchorita, which came into operation in June 2010. The supply of natural gas will come from blocks 88 and 56 and will reach the plant through the Camisea-Lima pipeline.

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

On June 26, 2008, Peru LNG signed financing agreements with the Inter-American Development Bank (IDB), the International Finance Corporation of the World Bank and other export credit agencies, receiving the first payment in November 2008.

The construction of the liquefaction plant progressed according to schedule during 2009 and came into operation in June 2010.

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

United States and Canada

In June 2005, Repsol YPF and Irving Oil Limited (“Irving Oil”) signed an agreement to develop the first LNG regasification terminal on Canada’s east coast. The agreement contemplates the creation of a new company, Canaport LNG, responsible for constructing and operating the terminal and supplying natural gas to the markets in the area and the northeastern coast of the United States and Canada. In May 2006, Repsol YPF (75%) and Irving Oil (25%) made the final investment decision (FID) for the Canaport project and the EPC (Engineering, Procurement and Construction) contracts for the onshore facilities were awarded to the Saipem/SNC Lavalin Consortium and the contract for the offshore facilities was awarded to the Peter Kiewitt/Sandwell Consortium. In 2009, construction works ended successfully. The plant, located in Saint John, New Brunswick, Canada, has a regasification capacity of 10 bcm per year of LNG, Repsol YPF, which supplies LNG to the terminal, has a 75% participation in the plant. The regasification plant began operating and supplying natural gas to the market in June 2009. Irving Oil markets the LNG regasified at this plant on the Atlantic coast of Canada, and Repsol YPF markets it in the rest of Canada and in the United States. In addition, in August 2007, the EPC for a third LNG tank was approved, which will increase plant capacity and allow the plant to receive the biggest vessels designed to date (Q-flex and Q-max). The financing for the third LNG tank was signed during the first quarter of 2009 and the construction works concluded in May 2010. In 2006, construction and operation contracts were awarded for the gas pipeline between New Brunswick, Canada, and Maine, United States, which allow for transporting natural gas to markets in northeastern North America. Construction works, which began in December 2007, have concluded.

During 2009, Repsol YPF continued commercializing natural gas purchased from Canadian producers and started marketing natural gas regasified by Canaport LNG, which allowed Repsol YPF to increase its market share.

The regasification plant in Canaport meets Repsol YPF’s objective of having a strategic gateway for LNG into premium areas of the North American gas market.

2.3.2.2	Transport of LNG

Repsol—Gas Natural LNG, S.L. (Stream), in which Repsol YPF and Gas Natural hold a 50% stake respectively, is one of the world’s leading companies in LNG commercialization and transportation, and it is a major operator in the Atlantic Basin. One of its goals is to optimize the LNG fleet of Repsol YPF and Gas Natural, which as of December 31, 2009 amounted to 12 LNG tankers in total.

At the end of 2009, Repsol YPF had 3 LNG tankers, under the time charter method, with a total capacity of 416.700 m3. Other two LNG tankers, Sestao Knutsen and Iberica Knutsen, incorporated in 2007 and 2009 respectively, with a capacity of 138.100 m3 each, are jointly owned by Repsol YPF (50%) and Gas Natural (50%).

In 2007, Repsol YPF signed a lease agreement, under the time charter method, for four new LNG tankers, one with Naviera Elcano and three with Knutsen OAS. The four ships, which will begin to operate in 2010, will have a nominal capacity of approximately 173,400 m3 of LNG each and will feature advanced technologies.

2.3.2.3	Delivery commitments

Repsol YPF sells LNG under a variety of contractual arrangements, some of which specify the delivery of a fixed and determinable quantity. Worldwide, our LNG business segment is contractually committed to deliver an aggregate amount of approximately 4,000 bcf of LNG in the future, of which approximately 500 bcf will have to be delivered in the period from 2010 through 2012. These contracts have various expiration dates through the year 2026. See “Item 3. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations” for additional information on our sales commitments.

Repsol YPF is contractually committed to deliver an aggregate of approximately 410 bcf of natural gas in Spain and Trinidad and Tobago in the period from 2010 through 2012, pursuant to different delivery arrangements, the last of which expires in 2023. In order to fulfill these commitments Repsol YPF has LNG supply contracts in place with Atlantic LNG 2/3 Company of Trinidad and Tobago (in which Repsol YPF holds a 25% stake).

Other LNG’s delivery commitments relate to our agreement with Comisión Federal de Electricidad (CFE), in Mexico. Repsol YPF is contractually committed to deliver an aggregate of approximately 90 bcf of natural gas in the period from 2010 through 2012 to CFE. Repsol YPF expects to fulfill its commitment, with natural gas received under its supply contract with Peru LNG.

2.3.3	Downstream

Repsol YPF’s Downstream businesses engage in supply and trading, refining, marketing and transportation of crude oil and petroleum products, LPG, chemicals and electricity. Repsol YPF reports the activities of YPF

S.A. and its affiliates under a separate segment. The information provided in this section 2.3.3 relates solely to Repsol YPF’s Downstream business segment. See “—Repsol YPF—Business segments of Repsol YPF,” for information on Repsol YPF’s business segments and “—YPF—Downstream,” for information regarding YPF’s downstream activities.

Downstream operations contributed 31.5%, 20.9% and 37.9% of the total operating income of Repsol YPF in 2009, 2008 and 2007, respectively.

Repsol YPF is the leader in the Spanish market and conducts refining activities in three countries and distribution and marketing activities through its own staff and facilities in four countries. At December 31, 2009, Repsol YPF’s worldwide refining capacity was 926 thousand barrels per day and Repsol YPF’s marketing network consisted of 4,428 retail stations worldwide.

2.3.3.1	Refining

Repsol YPF’s refineries produce a wide range of petroleum products, including automotive and industrial fuels, jet fuels, lubricants, basic petrochemicals, asphalt and coke. As of December 31, 2009, Repsol YPF held interests in seven refineries (including six that it operates). Repsol YPF operates five refineries in Spain with a total installed capacity of 770 thousand barrels per day and one refinery in Latin America (Peru) with a total installed capacity of 102 thousand barrels per day. Additionally, Repsol YPF has interests in one refinery in Brazil, which is operated by other companies, with an installed capacity of 54 thousands barrels per day (taking into account Repsol YPF’s 30% interest in REFAP).

Repsol YPF is the largest domestic refiner in Spain and holds approximately 58% of the estimated domestic refining capacity in terms of installed capacity in primary distillation as of December 31, 2009.

Repsol YPF is the technical operator of the La Pampilla refinery in Peru in which it has a 51.03% interest.

2.3.3.1.1	Installed Capacity, Supply and Production

The following table sets forth the capacities of Repsol YPF’s wholly and partially-owned refineries at December 31, 2009:

	Primary Distillation	Conversion Index(2)	Lubricants
Refining capacity and configuration(1)	(thousand barrels per calendar day)	(%)	(thousand tonnes per year)
Spain
Cartagena	100	—	155
La Coruña	120	66	—
Puertollano	150	66	110
Tarragona	180	44	—
Bilbao	220	32	—

Total Repsol YPF (Spain)	770	43	265

Peru
La Pampilla	102	24	—
Brazil
REFAP	54	52	—

Total Repsol YPF	926	41	265

(1)	Information presented in accordance with Repsol YPF’s consolidation criteria: all refineries reported on a 100% basis, except REFAP (30%).

(2)	Stated as the ratio of fluid catalytic cracking (“FCC”) equivalent capacity to primary distillation capacity.

On December 17, 2008, Repsol YPF sold its interest in the Manguinhos refinery (located in Brazil), which had a total primary distillation capacity of 14,000 barrels per calendar day.

During 2009, Repsol YPF’s refineries processed 35.1 million tonnes of crude oil, of which 2% was from Repsol YPF’s own production and the remaining crude was purchased either through contracts or in the “spot” markets. In connection with a long-standing relationship with Pemex, Repsol YPF purchases from Pemex an amount of barrels per day which is fixed annually. In 2009, 2008 and 2007, that amount was fixed at approximately 81,000, 95,500 and 100,000 barrels per day, respectively. The 2010 amount has not yet been fixed, but it is estimated at 76,000 barrels per day. A total of 5.94 million tonnes of crude oil and 2.15 million tonnes of intermediate and finished products were bought and resold in 2009.

The following table sets forth the origin of crude oil processed during 2009, 2008 and 2007:

	2009	2008	2007
Middle East	22%	22%	18%
North Africa	16%	16%	13%
West Africa	10%	12%	10%
Latin America	27%	24%	24%
Europe	25%	26%	35%

Total	100%	100%	100%

The following table sets forth Downstream’s refining production figures for its principal products for the periods indicated:

	2009	2008	2007
Feedstock processed(1)(2)
Crude oil	35.1	40.1	40.1
Other feedstock	6.4	5.2	6.5

Total	41.5	45.3	46.6

Refining production(1)(3)
Intermediate distillates	18,922	20,512	20,906
Gasoline	7,090	7,424	7,820
Fuel oil	6,230	7,361	7,337
LPG	956	1,060	1,017
Asphalts(4)	1,768	1,576	1,741
Lubricants	103	212	249
Other (except petrochemical)	1,552	1,837	1,627

Total	36,621	39,982	40,696

(1)	Information presented in accordance with Repsol YPF’s consolidation criteria: all refineries reported on a 100% basis, except Manguinhos (31.13% ) in 2008 and 2007 and REFAP (30%) in 2009, 2008 and 2007. On December 17, 2008, Repsol YPF sold its interest in the Manguinhos refinery.

(2)	Millions of tonnes.

(3)	Thousands of tonnes.

(4)	Includes asphalt production of Asfaltos Españoles S.A. (ASESA), a company in which each of Repsol YPF and CEPSA holds 50%. 50% of ASESA’s products are marketed by Repsol YPF.

Spain. Repsol YPF’s refineries in Spain operated at an average capacity of 73.8% in 2009, as compared to 91.9% in 2008 and as compared to an estimated 81.8% for all Spanish refineries in 2009. This decline in the utilization rate of our refineries is mainly attributable to the reduced demand for oil products and declining refinery margins in 2009. The utilization rate of our refineries was lower than the average utilization rate of all Spanish refineries in 2009 mainly due to factors affecting our Cartagena and Coruña refineries. In the case of our Cartagena refinery, its hydroskimming scheme led to low margins, which together with low product demand called for a refinery shutdown during some periods of the year. In the case of our Coruña refinery, low product demand together with low topping margins led to a low crude oil distillation utilization rate in 2009. Intermediate product imports were used to fill conversion capacity.

In 2009, Repsol YPF’s five Spanish refineries refined 28.7 million tonnes of crude oil, which represents approximately 48.4% of all crude oil refined in Spain. The geographic distribution of Repsol YPF’s refineries and their proximity to the principal Spanish centers of consumption provide significant competitive advantages. Two refineries (at Cartagena and Tarragona) are located on the Mediterranean coast, one (at La Coruña) is located on the northwest coast, the fourth (at Puertollano) is located inland alongside the major pipeline network and the fifth (at Bilbao) is located on the northern coast.

During the past few years, the five refineries owned by Repsol YPF in Spain have undertaken a capital investment program for the purpose of adapting their production schemes to the strict European Union product quality requirements which took effect on January 1, 2005, which established fuel specifications for 2005 and 2009. Pursuant to this program, a hydrocracking unit in Tarragona started operations in mid-2002, a mild hydrocracking unit in Puertollano started operations in mid-2004, an isomerization unit in Tarragona started operations in March 2005, a FCC naphtha desulphurization unit in Bilbao started operations in August 2005, a FCC feedstock hydrotreatment in La Coruña started operations in August 2005, and a middle distillates hydrotreatment in Bilbao started operations in June 2006. During 2008, all necessary investments were made so that these refineries were able to comply with fuel specifications by January 1, 2009. See “Item 2. Information on Repsol YPF—Environmental Matters.”

At December 31, 2009, Repsol YPF had storage facilities with 46.6 million barrels of crude capacity and 30.2 million barrels of refined product capacity.

The Spanish government requires that entities involved in the production or distribution of petroleum products in Spain maintain minimum levels of reserves of those products. Under legislation enacted in 1994, Corporación de Reservas Estratégicas (CORES) was created by the Spanish government to establish, manage and maintain levels of strategic reserves of crude oil and petroleum products. In 2009, 433,830 tonnes of crude oil and products were sold to CORES. Repsol YPF complies in all material respects with current regulations relating to CORES.

Peru. La Pampilla, which is located 25 km north of Lima, has a total refining capacity of approximately 102 mbbl/d and, according to Repsol YPF’s estimates, accounted for more than 50% of Peru’s refining capacity at December 31, 2009. In 2009, La Pampilla operated at an average capacity of 76.7%, as compared to 75.2% in 2008. La Pampilla benefits from its proximity to Lima, which Repsol YPF estimates to represent more than 50% of Peru’s demand for oil, and from the long distance to alternative sources of supply in the Gulf of Mexico. During 2009, the La Pampilla refinery processed 4.0 million tonnes of crude oil.

Brazil. Repsol YPF has a 30% interest in the REFAP refinery in southern Brazil.

2.3.3.1.2	Sales and Distribution

The following table sets forth the sales of petroleum products broken down by product and markets. (This table does not include LPG sales to Repsol YPF’s related distribution companies. See “—Operations—Downstream—LPG”).

	2009	2008	2007
	(thousand tonnes)(1)
Sales in Europe	32,970	36,361	37,262
Own marketing	21,169	23,199	24,454
Light products	17,781	19,336	20,308
Other products	3,388	3,863	4,146
Other Sales in Domestic Market(2)	6,222	6,926	6,809
Light products	4,320	4,985	4,748
Other products	1,902	1,941	2,061
Exports(3)	5,579	6,236	5,999
Light products	1,849	1,761	1,905
Other products	3,730	4,475	4,094
Sales in Rest of the World	6,459	7,502	9,197
Own marketing	1,854	2,981	4,628
Light products	1,509	2,412	4,015
Other products	345	569	613
Other Sales in Domestic Market(2)	3,406	3,196	3,219
Light products	2,443	2,323	2,357
Other products	963	873	862
Exports(3)	1,199	1,325	1,350
Light products	659	421	294
Other products	540	904	1,056

Total Sales	39,429	43,863	46,459

Own marketing	23,023	26,180	29,082
Light products	19,290	21,748	24,323
Other products	3,733	4,432	4,759
Other Sales in Domestic Market(2)	9,628	10,122	10,028
Light products	6,763	7,308	7,105
Other products	2,865	2,814	2,923
Exports(3)	6,778	7,561	7,349
Light products	2,508	2,182	2,199
Other products	4,270	5,379	5,150

(1)	Information for 2008 and 2007 includes 31.13% of Manguinhos refinery (Brazil). On December 17, 2008, Repsol YPF sold its interest in the Manguinhos refinery. Information for 2009, 2008 and 2007 includes 30% of REFAP (Brazil).

(2)	Includes sales to operators and bunker.

(3)	Refers to exports from the country of origin.

2.3.3.1.3	Transport of Crude Oil and Distribution of Petroleum Products

In Spain, Repsol YPF distributes the larger part of its light products through the facilities of Compañía Logística de Hidrocarburos S.A. (“CLH”), which is the principal transporter of petroleum products in Spain.

Pursuant to Royal Decree Law 6/2000, the aggregate direct or indirect ownership interest in CLH of entities with refining capacity in Spain (including Repsol YPF) may not exceed 45% of CLH’s capital. See

“—Regulation of the Petroleum Industry—Spain—Liquid Hydrocarbons, Oil and Petroleum Derivatives.” As of December 31, 2009, Repsol YPF held a 15% stake in CLH. In March 2010, in line with Repsol YPF’s strategy to gradually divest non strategic assets, the Group sold a 5% interest in CLH to BBK for an amount of €145 million. With this sale, the Group has reduced its interest in CLH to 10%. In addition, Repsol YPF is conducting a competitive bid process to sell an additional 5% stake in CLH.

At December 31, 2009, CLH’s transportation network consisted of 3,855 km of refined product pipelines and 2 tankers. CLH also owns 37 storage sites (all of them connected to the multiple pipeline network with the exception of Gijón, Motril and the four storage sites located in the Balearic Islands) and 29 distribution facilities in airports, which in the aggregate represent a capacity of approximately 7.2 million cubic meters. Crude oil is transported from Cartagena to Puertollano through a 358 km crude oil pipeline. This crude oil pipeline started operations in 2000 and replaced the Málaga-Puertollano crude oil pipeline, both of which are owned by Repsol YPF.

At December 31, 2009, Repsol YPF had a total leased capacity of approximately 108,000 cubic meters in Peru.

At December 31, 2009, Repsol YPF had leased time charter ship tankers for the transport of crude oil and/or oil products for a total combined capacity of 905,458.95 cubic meters, 76.78% of which was for the transport of crude oil and 23.22% of which was for the transport of oil products.

2.3.3.2	Marketing

The Downstream business’s points of sale (service stations and gas pumps) as of December 31, 2009 were as follows:

Points of sale	Controlled by Repsol YPF(1)	Flagged(2)	Total
Spain	2,656	947	3,603
Peru	118	124	242
Portugal	267	159	426
Italy	49	108	157

Total	3,090	1,338	4,428

(1)	Owned by Repsol YPF or controlled by Repsol YPF under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.

(2)	The term “flagged” refers to service stations owned by third parties with which Repsol YPF has signed a reflagging contract that provides Repsol YPF with the rights (i) to become such service stations’ exclusive supplier and (ii) to brand the service station with its brand name. The average contract term in Spain is five years.

The number of service stations at December 31, 2009 increased to 4,428 service stations from 4,399 service stations at December 31, 2008 mainly as a result of the organic growth of the network.

Spain. Repsol YPF’s marketing strategy in Spain is to keep its market share in sales through service stations.

Repsol YPF’s strategy also includes increasing its margins through sales of products other than gas, increasing the loyalty of its customers and retaining the CAMPSA, Petronor and Repsol brand names, thereby differentiating its products in Spain by positioning each brand individually.

Repsol YPF sells gasoline to the public in Spain under the Repsol, CAMPSA and Petronor brand names with the following distribution at December 31, 2009:

Points of sale by brand	Points of sale
CAMPSA	551
Repsol	2,698
Petronor	325
No brand	29

Total	3,603

At December 31, 2009, Repsol YPF had “strong links” with 2,656 of its points of sale (of which 972 were operated by Repsol YPF in Spain), which represent 74% of its points of sale and reflect the high degree of connection within Repsol YPF’s point of sales network. The remaining 26% of Repsol YPF’s points of sale were flagged. Repsol YPF operates 27% of its total points of sale in Spain. The sales of its own chain account for 32.2% of the total sales of the service station chains.

Repsol YPF supplies oil products not only through its own sales network but also through other operators. Repsol YPF believes that its network of refineries in Spain positions it to be a competitive supplier of oil products to other operators.

The Spanish market for petroleum products is a mature market. In order to maintain its market share and profitability, Repsol YPF offers higher value-added products and services, the most important of which are the following: Gna efitec 98, Gasoleo de Automoción “e+10,” the Repsol Opencor Service Stations (which Repsol YPF operates jointly with El Corte Inglés, which is Spain’s largest department store), the Repsol YPF VISA card and Solred Card.

The Repsol Opencor service stations sell a wide variety of consumer goods in addition to gasoline. At December 31, 2009, 36 stations which are located principally in Madrid, Barcelona and Málaga are operated under this brand name.

Repsol YPF believes that, as of December 31, 2009, its competitors in Spain with local refining capacity (CEPSA, Elf and B.P. Oil España) had links with approximately 24.8% of the points of sale in the Spanish market. Repsol YPF estimates that, as of December 31, 2009, approximately 3,469 service stations were owned or flagged by companies that do not own refineries in Spain, as compared to 3,410 at December 31, 2008 and 3,332 at December 31, 2007.

Royal Decree Law 6/2000 established a requirement to inform the Ministry of Economy of the current sale prices at the service station’s network and a prohibition on opening new points of sale for a period of five years for wholesale distributors with a market share greater than 30% (three years in the case of wholesale distributors with a market share between 15% and 30%). Repsol YPF’s service stations currently represent 38.34% of the total number of service stations in Spain. After the prohibition established by Royal Decree Law 6/2000 expired in June 2005, Repsol YPF continues to focus on improving the quality of its chain. The measures set forth in Royal Decree Law 6/2000 also facilitate the installation of new service stations in large commercial establishments.

Portugal. In 2004, the acquisition of Shell’s chain of service stations in Portugal, which consisted of 303 points of sale, of which 42 are company-owned and operated, increased Repsol YPF’s points of sale in Portugal. As of December 31, 2009, Repsol YPF had 426 points of sale in Portugal (267 owned, 159 flagged), 63 of which were directly operated through Gespost, a wholly-owned subsidiary of Repsol Portuguesa, S.A. This represents approximately 22.3% of all points of sale in the market as at December 31, 2009 (the Portuguese Petroleum Companies Association (APETRO) share does not include blank service stations or hypermarkets).

Peru. In June 2006, following the agreement with Mobil Oil Perú SRL to acquire its service stations network and Industry & Wholesales (I&W) business, Refinería La Pampilla S.A. (in which Repsol YPF holds a 51% stake and for which Repsol YPF operates its refinery) became the largest operator in the country, both in retail and direct sales, with a 24.4% market share as of December 2009, when the integration became effective. As of December 31, 2009, the service station network had 242 outlets.

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

2.3.3.3.	LPG

Sales of LPG during the last three years by region and type of product were as follows:

	2009	2008	2007
	(thousand tonnes)
Sales volume of LPG
Spain	1,489	1,623	1,684
Latin America	1,316	1,360	1,473
Argentina	303	326	363
Bolivia	10	22	148
Chile	200	193	189
Peru	411	408	373
Ecuador	372	390	383
Brazil	20	21	17
Rest of the World	188	240	248

Total	2,993	3,223	3,405

Sales volume of LPG
Bottled	1,770	1,897	2,026
Bulk, pipeline and others(1)	1,223	1,326	1,379

Total	2,993	3,223	3,405

(1)	Includes sales to the autogas market, LPG operators and others.

Spain

Repsol YPF’s LPG distribution activities are conducted by Repsol Butano, S.A. (“Repsol Butano”), which has been distributing LPG to Spanish households and industrial users for 50 years and is currently the largest wholesaler and retailer of LPG in Spain, with an estimated market share of 78.1% as of December 31, 2009.

Repsol Butano supplies bottled LPG to more than 10 million customers in Spain covering the entire Spanish market, except for the Canary Islands. While the vast majority of its sales of bottled LPG are to the household market, it also sells LPG in bulk form to industrial, commercial and household customers for use as a fuel.

Bottled LPG is used almost exclusively as a household fuel for cooking, water heaters and, in some cases, heating. Bottled LPG accounted for 56.1% of Repsol Butano’s total sales volume in 2009.

Approximately 32.6% of Repsol Butano’s sales in 2009 consisted of bulk LPG. Bulk LPG is used as fuel in the agricultural, industrial and household markets and for transportation. Repsol Butano sells most bulk LPG directly to end users. Bulk LPG is used as an industrial fuel for industrial ovens and heating in the farming industry. Bulk LPG is used in the household market, particularly in multiple unit dwellings, for the same uses as bottled LPG. Most bulk LPG is delivered by tanker trucks. Repsol Butano, however, distributes LPG via pipelines connected to industrial and household users and believes that such distribution may be an important intermediate step between the bottled LPG market and the natural gas market in the future.

Repsol Butano sold 1.49 million tonnes of LPG in 2009, as compared to 1.65 million tonnes in 2008 and 1.68 million tonnes in 2007. The 9.7% decrease in volumes sold in 2009 was mainly due to a decline in the demand in the retail/household market, in particular for bottled LPG. In 2009, approximately 49.4% of Repsol Butano’s supply of raw material was obtained from Spanish refineries, of which 59.8% came from refineries affiliated to Repsol YPF and the remaining 40.2% from CEPSA and BP; the remainder 51.6% was purchased from sources located in the North Sea, Saudi Arabia and Algeria.

LPG bottling takes place at Repsol Butano’s 13 plants located throughout Spain. After LPG is bottled at a plant, it is delivered to Repsol Butano’s network of bottled gas distribution agents. The distribution agents deliver LPG to retail customers at home. Repsol Butano has approximately 30 million bottles for storage and delivery of LPG in circulation.

As a result of the sales decline in the last three years, Repsol Butano has adjusted the number of plants and the number of distribution agents from 522 in 2008 to 243 in 2009 in order to optimize the network. Repsol YPF had 16 plants in operation at the end of 2009, from the initial 19 plants which supplied bottled, bulk and pipelined LPG at the end of 2006, 13 plants which supply bottled, bulk and pipelined LPG and 3 plants which supply LPG to bulk and pipelined clients exclusively.

Argentina

Repsol YPF operates in the Argentine LPG retail market through Repsol YPF Gas, S.A., in which Repsol YPF holds an 85% interest through Repsol Butano. Repsol YPF markets 100% of its total LPG sales to bulk and piping network end users.

Repsol YPF’s share of the retail market at the end of 2009 reached 32.6%. LPG sales in 2009 amounted to 303 thousand tonnes.

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

Sales in 2009 in Portugal reached 172 thousand tonnes, bottled LPG accounted for 85 thousand tonnes which represents 49.5% of total LPG sales in Portugal.

Other Markets

In the rest of the Latin American countries where Repsol YPF is present (Bolivia, Chile, Peru, Ecuador and Brazil), Repsol YPF generated consolidated sales of 1,013 thousand tonnes in 2009.

Repsol YPF also markets LPG in France, with consolidated sales of 15 thousand tonnes in 2009.

In February 2009, Repsol Butano S.A. discontinued its LPG commercialization activities in Morocco as a result of the sale of its then-100% subsidiary, National Gaz (incorporated in Morocco).

In November 2008, Repsol YPF sold its 51% stake in Repsol Gas Bolivia to Corporación del Gas, S.A., which owned the remaining 49%.

In December 2007, Repsol YPF sold its 30% stake in Limagas (a LPG distributor in Peru) to Modlinco, S.A., which owned the remaining 70%.

2.3.3.4	Chemicals

Repsol YPF’s Downstream chemical division produces, distributes and directly markets petrochemical products principally in Europe, leading the Spanish market in basic and derivative petrochemical products, polymers and intermediate products.

Our Downstream segment’s most significant chemical production facilities are located in Spain (the Puertollano and Tarragona complexes) and Portugal (the Sines complex).

Additionally, Repsol YPF also produces rubber, styrene derivatives, in addition to fine chemicals.

The following table shows the production capacity, primarily located in Europe, for the main products of basic and derivative petrochemicals at December 31, 2009.

Total
(thousand tonnes)
Production capacity
Basic petrochemicals
Ethylene	1,320
Propylene	867
Butadiene	202
Benzene	290
Derivative petrochemicals
Polyolefins
Polyethylene(1)	875
Polypropylene	520
Intermediate Products
Propylene oxide, Polyols, Glycols and Styrene Monomer	1,189
Acrylonitrile/MMA	166
Rubber(2)	115
Others(3)	69

(1)	Includes EVA (ethylene vinyl acetate) and EBA (ethylene butyl acrylate) copolymers.

(2)	Includes 55 thousand tonnes of production capacity located in Mexico.

(3)	Includes styrene derivatives and fine chemicals.

The table below presents Downstream’s sales volume in 2009, 2008 and 2007 of petrochemical products:

	2009	2008	2007
	(thousand tonnes)
Petrochemical sales by type of product
Basic petrochemicals	567	629	772
Derivative petrochemicals	1,739	1,973	2,341

Total	2,306	2,602	3,113

Petrochemical sales by region
Europe	2,000	2,348	2,776
Rest of the World	306	254	337

Total	2,306	2,602	3,113

2.3.3.4.1	Basic Petrochemicals

Our Downstream segment’s basic petrochemical production is focused on obtaining olefins and has an annual capacity of 1,320 thousand tonnes of ethylene (910 thousand tonnes in Spain and 410 thousand tonnes in Portugal).

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

Sales of basic petrochemicals products in 2009 were 567 thousand tonnes, of which 508 thousand tonnes were sold in Europe, and 59 thousand tonnes were sold in the rest of the world (mainly in Mexico).

2.3.3.4.2	Derivative Petrochemicals

Repsol YPF classifies its derivative petrochemicals products in two categories: polyolefins, and intermediate products. Polyolefins include a wide variety of polymers which are produced principally in Spain at the Tarragona and Puertollano complexes and in Portugal at the Sines complex. Intermediate products include a wide variety of petrochemical products, such as styrene, propylene oxide, glycols, polyols, acrylonitrile, rubber and fine chemicals.

Derivative petrochemical products sales in 2009 were 1,739 thousand tonnes, of which 1,492 thousand tonnes were sold in Europe, and 247 thousand tonnes were sold in the rest of the world.

Investments in 2009 in basic as well as derivative petrochemicals have been principally directed to promote Repsol YPF’s growth strategy and include the revamping of the cracker unit at Tarragona (up to a capacity of 702,000 tonnes of ethylene). Additionally, investments have been made to improve Repsol YPF’s existing units and to achieve greater efficiency and cost reductions as well as improving product quality and safety and environmental standards.

In February 2008, Repsol YPF sold Bronderslev’s subsidiaries in Denmark and Polivar’s subsidiaries in Italy, as part of its disinvestment in the polymethyl methacrylate (PMMA) business.

2.3.3.5	Electricity

Repsol YPF has a total installed capacity in cogeneration plants of 658 MW:

•	Repsol YPF has eight cogeneration facilities which are integrated into Spanish refineries, with a total capacity of 331 MW.

•	Repsol YPF has one cogeneration facility integrated into La Pampilla (Peru) refinery, with a total capacity of 10 MW.

•	Repsol YPF has one cogeneration facility in REFAP’s refinery, with a total capacity of 71 MW (21 MW considering Repsol YPF’s 30% interest in REFAP).

•	Repsol YPF has four cogeneration facilities integrated into petrochemical centers in Spain and Portugal, with a total capacity of 296 MW.

The electricity produced through these facilities is either used for self-consumption or sold on the market.

2.3.4	YPF

Repsol YPF reports the integrated value chain activities (exploration, production, refining, logistics, marketing and chemicals) undertaken by YPF S.A. and its affiliates under a separate segment organized in two business units:

•	Upstream; and

•	Downstream.

Substantially all of YPF’s operations, properties and customers are located in Argentina.

YPF’s activities accounted for approximately 31.5%, 23.1% and 21.1% of Repsol YPF’s operating income in 2009, 2008 and 2007, respectively. The information provided in this Item 2.3.4 relates solely to YPF.

2.3.4.1	Upstream

YPF’s Upstream includes the exploration and production of crude oil and natural gas mainly in Argentina. YPF’s Upstream accounted for approximately 24.5%, 8.8% and 16.9% of Repsol YPF’s operating income in 2009, 2008 and 2007, respectively.

2.3.4.1.1	Production, Drilling Activities and Acreage

The following table shows YPF’s production of crude oil and natural gas on an as sold basis for 2009, 2008 and 2007:

	Production by geographic area
	2009			2008			2007
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	(mmbbl)	(bcf)	(mmboe)	(mmbbl)	(bcf)	(mmboe)	(mmbbl)	(bcf)	(mmboe)
Argentina	110	486	197	114	572	216	121	598	227
United States	1	1	1	1	1	1	*	*	*

Total net production	111	487	198	115	573	217	121	598	227

*	Less than one thousand barrels of oil or oil equivalent per day.

The following table sets forth the average production costs by geographic area for 2009, 2008 and 2007:

	Production costs
	Total	Argentina	United States
	(€/boe)
Year ended December 31, 2009
Lifting costs	4.69	4.68	6.46
Local taxes and similar payments, transportation and other costs(1)	0.94	0.92	3.31

Average production costs	5.63	5.60	9.77

Year ended December 31, 2008
Lifting costs	4.65	4.66	3.77
Local taxes and similar payments, transportation and other costs(1)	1.30	1.29	2.52

Average production costs	5.95	5.95	6.29

Year ended December 31, 2007
Lifting costs	3.78	3.78	—
Local taxes and similar payments, transportation and other costs(1)	0.87	0.87	—

Average production costs	4.65	4.65	—

(1)	Does not include ad valorem and severance taxes.

The following table sets forth the average sales price of crude oil and gas by geographic area for 2009, 2008 and 2007:

	Sales price
	Total	Argentina	United States
	(€/boe)
Year ended December 31, 2009
Average sales price of crude oil	30.39	30.35	38.87
Average sales price of gas	8.98	8.92	21.11

Year ended December 31, 2008
Average sales price of crude oil	28.89	28.76	52.72
Average sales price of gas	8.98	8.85	32.78

Year ended December 31, 2007
Average sales price of crude oil	32.54	32.54	—
Average sales price of gas	6.85	6.85	—

Productive wells

The following table sets forth the number of productive wells by geographic area as of December 31, 2009:

	At December 31, 2009(1)
	Oil(2)		Gas(3)
	Gross	Net	Gross	Net
Argentina	11,151	9,597	785	505
United States	7	1	—	—

Total	11,158	9,598	785	505

(1)	A “gross well” is a well in which we own a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers.

(2)	Gross and net wells include 1 well with multiple completions.

(3)	Gross and net wells include 3 wells with multiple completions.

Development and exploratory activities

The following tables set forth the number of productive and dry development wells drilled by geographic area during 2009, 2008 and 2007:

	Year ended December 31, 2009(1)
	Productive		Dry		Total
	Gross	Net	Gross	Net	Gross	Net
Argentina	494	402	18	18	512	420
United States	1	*	—	—	1	*

Total	495	402	18	18	513	420

	Year ended December 31, 2008(1)
	Productive		Dry		Total
	Gross	Net	Gross	Net	Gross	Net
Argentina	590	440	12	12	602	452
United States	2	*	—	—	2	*

Total	592	440	12	12	604	452

	Year ended December 31, 2007(1)
	Productive		Dry		Total
	Gross	Net	Gross	Net	Gross	Net
Argentina	697	539	14	13	711	552
United States	2	*	2	—	4	—

Total	699	539	16	13	715	552

(1)	A “gross well” is a well in which we own a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers.

*	Less than one development well based on Repsol YPF’s net interest.

The following tables set forth the number of productive and dry exploratory wells drilled and wells under evaluation by geographic area during 2009, 2008 and 2007:

	Year ended December 31, 2009(1)
	Productive		Dry		Under Evaluation		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Argentina	3	1	14	8	—	—	17	9
United States	—	—	1	*	—	—	1	*

Total	3	1	15	8	—	—	18	9

	Year ended December 31, 2008(1)
	Productive		Dry		Under Evaluation		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Argentina	4	3	13	7	—	—	17	10
United States	—	—	—	—	—	—	—	—

Total	4	3	13	7	—	—	17	10

	Year ended December 31, 2007(1)
	Productive		Dry		Under Evaluation		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Argentina	6	5	17	12	—	—	23	17
United States	—	—	—	—	—	—	—	—

Total	6	5	17	12	—	—	23	17

(1)	A “gross well” is a well in which we own a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers.

*	Less than one exploratory well based on Repsol YPF’s net interest.

Exploratory well costs

A detail of the YPF’s exploratory well costs is disclosed below:

	2009	2008	2007
	(millions of euro)
Beginning balance at January 1	27	37	35
Additions to capitalized exploratory well costs pending the determination of proved reserves	83	54	38
Reclassifications to well, facilities, and equipment based on the determination of proved reserves	(1)	(5)	—
Capitalized exploratory wells costs charged to expense	(70)	(60)	(32)
Adjustment by exchange rate	(2)	1	(4)

Balance at December 31	37	27	37

	2009	2008	2007
	(millions of euro)
Capitalized exploratory well costs that have been capitalized for a period of one year or less after the completion of drilling	37	26	27
Capitalized exploratory well costs that have been capitalized for a period greater than one year after the completion of drilling(1)	—	1	10

Balance at December 31	37	27	37

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	—	1	1

As of December 31, 2009, none of YPF’s projects had exploratory well costs capitalized for a period greater than one year.

For additional information on YPF’s present activities, see “—Exploration, Development, Acquisitions and Production—Present activities by region.”

Acreage

The following table sets forth information on YPF’s developed and undeveloped acreage by geographic area as of December 31, 2009:

	At December 31, 2009
	Developed(1)		Undeveloped(2)
	Gross(3)	Net(4)	Gross(3)	Net(4)
	(thousands of acres)
Argentina	1,095	585	35,380	17,352
Guyana	—	—	2,076	623
United States	18	2	344	214

Total	1,113	587	37,800	18,189

(1)	Developed acreage is acreage assignable to productive wells.

(3)	Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves. Undeveloped acreage should not be confused with undrilled acreage held by production under the terms of the lease. Amounts shown correspond to both exploitation and exploration undeveloped acreage. In Repsol YPF’s annual report on Form 20-F for the year ended December 31, 2008, information on undeveloped acreage consisted only of acreage in blocks in respect of which there was a concession arrangement for its development and exploitation which had been approved by the relevant domestic authorities. We refer to such acreage as “exploitation acreage”.

(4)	A “gross acre” is an acre in which Repsol YPF owns a working interest.

(5)	A “net acre” is deemed to exist when the sum of fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions of whole numbers.

YPF’s development programs are designed to ensure that the exploration potential of any property is fully evaluated before the expiration of the relevant lease. In some instances, YPF may elect to relinquish acreage in advance of the contractual expiration date if the evaluation process is complete and there is no commercial basis for its extension. In cases where additional time may be required to fully evaluate acreage, YPF has generally been successful in obtaining extensions.

Extension of exploitation concessions in the province of Neuquén

In addition to the extension in 2002 of the expiration date of the exploitation concession of the Loma La Lata field until 2027, during the years 2008 and 2009, YPF entered into a number of agreements with the province of Neuquén, to extend for 10 additional years the exploitation concession terms of several areas located within the province which, pursuant to these agreements, will expire between 2026 and 2027. As a condition to the extension of the concession terms, YPF has undertaken to do the following under the relevant agreements: (i) to make initial payments to the province of Neuquén in an aggregate amount of approximately US$204 million; (ii) to pay the province of Neuquén an “Extraordinary Production Royalty” of 3% of the production of the areas affected by this extension (in addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of extraordinary income, as defined in each agreement); (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures until the expiration of the concessions in an aggregate amount of approximately US$3,512 million; and (iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén in an aggregate amount of approximately US$23 million.

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

YPF continues pursuing an initiative Plan de Desarrollo de Activos (Asset Development Program or “PLADA”), which encompasses comprehensive reviews of its oil and gas fields, to identify opportunities in the light of new technologies and design novel strategies to rejuvenate old fields and optimize the development of new fields in the complex setting of the Argentine basins. Many of YPF’s fields have similar characteristics to mature fields in other regions of the world that have achieved substantially higher recovery factors through the application of new technologies, similar to the ones YPF is evaluating. Nevertheless, the financial viability of these investments and reserve recovery efforts generally will depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

YPF has budgeted approximately US$2.1 billion (€1.5 billion) in total investments and capital expenditures for 2010, a significant portion of which will be dedicated to its exploration and production activities. During the period 2010-2012, we expect to make capital expenditures of around US$7.2 billion (€5.0 billion), principally related to YPF’s exploration and production projects including some to increase recovery rates in YPF’s fields.

The tables below show production costs incurred by YPF and other details of YPF’s production operations in 2009, 2008 and 2007:

	2009	2008	2007
	(millions of euro)
Exploration, development and acquisitions (incurred costs)
Exploration	108	144	121
Development	731	1,291	1,074
Acquisitions and other	4	—	—

Total	843	1,435	1,195

	2009	2008	2007
Exploration, development and acquisitions
Exploratory concession net area (in km2)	50,327	54,424	58,873
Gross exploratory drilling tests finished (number of wells)	18	17	23
Positive (number of wells)	3	6	6
Discoveries and extensions(1)	27	43	11

(1)	Millions of barrels of oil equivalent.

Present activities by region

The tables below show certain information on YPF’s exploratory and development activities as of December 31, 2009:

Country	Number of Blocks(1)		Net Acreage(1)(2) (km2)		Number of exploratory wells in the process of being drilled(1)(3)
	Exploitation	Exploration	Exploitation	Exploration	Gross	Net
Argentina	91	16	25,639	46,950	41	41
Guyana	—	1	—	2,520	—	—

United States	5	58	17	857	—	—

Total	96	75	25,656	50,327	41	41

(1)	Operated and not operated by YPF.

(2)	A “gross acre” is an acre in which Repsol YPF owns a working interest. A “net acre” is deemed to exist when the sum of fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions of whole numbers.

(3)	A “gross well” is a well in which we own a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers.

The following are the most significant recent and present activities conducted by YPF.

Activities in Argentina. During the past few years our main exploratory activities in Argentina, have had the following two principal focuses:

Offshore:

•

Shallow water. In October 2008, YPF initiated a shallow water drilling campaign using the Ocean Scepter Jack Up. The first exploratory well, Aurora x-1, was drilled between October and December 2008 in the GSJM-1 block (operated by YPF and in which it holds a 67.0% working interest and Petrobras Energía S.A. (“PESA”) has a 33.0% working interest). Between February and July 2009, three more wells were drilled in the GSJM-1 block: Elizabeth x-1, Alicia x-1 and Silvia x-1. While all these wells recovered hydrocarbons, they were abandoned as subcommercial discoveries. During 2009, YPF also drilled wells Helix x-1, x-2 and x-3 in block E2 (operated by ENAP Sipetrol (33.0%), and in which YPF and Energía Argentina S.A.(“ENARSA”) each have a 33.0% working interest). All three wells were abandoned as dry holes.

•

Deep water. YPF operates two projects currently at a well planning stage: the Malvinas Project in blocks CAA40/CAA46 at a water depth of 500 meters (operated by YPF and in which it holds a 33.5% working interest and PESA and Pan American Energy (“PAE”) have a working interest of 33.5% and 33.0%, respectively) and the Colorado Marina Project in block E1 at a water depth of 1,500 meters (operated by YPF and in which it holds a 35.0% working interest and PESA, ENARSA and Petrouruguay have a working interest of 25.0%, 35.0% and 5.0%, respectively).

Onshore: YPF continued its near-field exploration activity in its concession blocks, explored for deep gas in the Northwestern and Neuquina basins and embarked on three new exploratory fronts:

•	Shale gas. The first shale gas well ever drilled in Argentina (PSG x-2 in the Loma La Lata Block) was spudded in November 2009 and will be completed in early 2010.

•

Quintuco formation. New exploratory concepts have been developed for this traditional reservoir (Quintuco Formation Carbonates). Two discovery wells were drilled in 2009 (La Caverna x-1 and La Dolina x-1). La Caverna x-1 (in which YPF has a 54.54% working interest) is located in the Bandurria block and is operated by YPF. La Dolina x-1 (in which YPF has a 100% working interest) is located in the Loma La Lata block and is under evaluation. YPF is planning to continue with this program with three additional wells in 2010.

•

Frontier areas. Two seismic acquisition programs were completed in remote underexplored areas (Río Barrancas and Tamberías Blocks, in which YPF has a 100% working interest). A total of 164 km2 of 3D seismic and 441 km2 of 2D seismic were recorded in these two areas.

During 2009, YPF completed 17 exploratory wells in Argentina: seven in the Neuquén Neuquina basin, four in the Golfo San Jorge basin (three of them, offshore) and six in the offshore Austral basin. Three out of the 17 wells were discoveries.

During this year, YPF continued improving its facilities and optimizing its oil and gas properties and production. In the case of YPF’s US$13 million (€4 million) 6th Stage Low Pressure Compression Project at the Loma La Lata natural gas field, there was gas production and wellhead pressure above the initial forecast. New reservoir and facilities simulations will be made during 2010, before continuing the compression and surface facilities optimization.

YPF’s key production asset capital improvement projects during 2009 included a water injection project at Rincón de los Sauces in the Neuquina basin, in the Chihuido de la Sierra Negra field, to mitigate the natural production decline attributable to the maturity of that field. This project was completed in 2009 at a total cost of approximately US$115 million (€80 million). In the year 2009, YPF drilled eight new wells to replace collapsed wells in Chihuido de la Sierra Negra.

A pilot project study that evaluates the Water Alternating Gas (WAG) process in Chihuido de la Sierra Negra has already been completed, concluding that an expansion was not economically feasible. YPF’s current effort is focused on evaluating the Enhanced Oil Recovery (EOR) opportunities by chemical methods (Surfactant Polymer or SP). Delineation and development work has been focused on Manantiales Behr, Cañadón Yatel, Barranca Baya, Desfiladero Bayo, Señal Picada and Cañadón Amarillo. Tight gas opportunities are being evaluated through a pilot project study in the Lajas formation, in the Cupen Mahuida area. Significant work is being devoted to optimizing the secondary waterflooding recovery factor through simulation models by zone in Chihuido de la Sierra Negra, Los Perales and Cañadón Seco-Cañadón León.

In block CNQ7A, operated by Pluspetrol Energy S.A. (“Pluspetrol”), in which YPF has a 45% interest, the delineation of the El Corcobo Norte, Jagüel Casa de Piedra, Cerro Huanunl Sur and Puesto Pinto Reservoirs has been completed and the development of those reservoirs has begun. Steam and water injection pilot projects in Cerro Huanunl Sur have ended with better results for the water injection recovery method than the steam injection project.

In October 2008, eight of YPF’s concessions in the province of Neuquén were extended for 10 years (up to the year 2027): Cerro Bandera, Señal Cerro Bayo, Chihuido de la Sierra Negra, El Portón, Filo Morado, Octógono and Señal Picada-Punta Barda (100% owned and operated by YPF), and Puesto Hernández (operated by another company, and in which YPF has a 61.55% working interest). See “—Production, Drilling Activities and Acreage—Extension of exploitation concessions in the province of Neuquén.”

YPF has also extended the term of the concessions of blocks Lindero Atravesado (in which YPF has a 37.5% working interest) until 2026, and block Aguada Pichana (27.27% working interest) and San Roque (34.11% working interest) until 2027.

YPF’s production declines in recent periods are attributable mainly to the continuing maturity of its fields, although work stoppages and pipeline issues have on occasion contributed to production declines and capital project delays. During 2009, a series of labor and community conflicts halted the production of approximately 4.9 million barrels of oil equivalent.

YPF’s technical staff is still engaged in efforts to mitigate the decline in reserves and production through field delineation and near-field exploration to add reserves and focused water injection and geologically-optimized infill drilling aimed at improving recovery factors in producing assets. This initiative started in late 2006 with the Plan de Desarrollo de Activos (Asset Development Program or “PLADA”), following a rigorous project management methodology. During 2009 some 2008 PLADA projects were still in progress adding value to static and dynamic models.

YPF’s project portfolio, updated in June 2009, included 1,440 projects to develop proved, probable and possible exploration and development resources focused mainly on crude oil development and the measuring of tight gas in the Neuquina basin. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

Activities in the United States and Guyana.

The Neptune Field is located approximately 120 miles from the Louisiana coast within the deepwater region of the Central Gulf of Mexico. The unitized field area comprises Atwater Valley Blocks 573, 574, 575, 617 and 618. YPF’s indirect subsidiary, Maxus U.S. Exploration Company, has a 15% working interest in the field. The other joint venture participants are BHP Billiton (35%), Marathon Oil Corp. (30%) and Woodside Petroleum Ltd (20%). BHP Billiton is the operator of the Neptune Field and the associated production facilities. YPF’s U.S. subsidiaries’ net proved reserves in the United States as of December 31, 2009 were 1.4 mmboe. YPF’s U.S. subsidiaries’ net petroleum production in the United States for 2009 was 1.0 mmboe.

The Neptune reserves are being produced using a standalone, tension leg platform (TLP) located in Green Canyon Block 613 within 4,230 feet of water. Production began on July 8, 2008. The platform supports seven sub-sea development wells which are tied back to the TLP via a subsea gathering system.

In 2009, YPF Holdings participated in the drilling of the Northwood exploration prospect in the Gulf of Mexico, in which it has a net interest of 3.5%. YPF Holdings’ total net investment was US$10 million. No reserves were found.

In addition, YPF Holdings has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material, except for commitments related to the Neptune Project located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618.

In addition, as of December 31, 2009, YPF held through YPF Guyana Ltd, a wholly-owned subsidiary of YPF International, S.A., an undivided participating interest of 30% in a petroleum prospecting license (the “Petroleum Prospecting License”) and a petroleum agreement (the “Petroleum Agreement”) in Guyana, with a surface exploratory area of 2,520 square kilometers (attributable to YPF’s working interest), which represents approximately 622.7 thousand undeveloped acres. The renewal of the Petroleum Prospecting License took place on November 25, 2009 and it was granted by the Guyana government for three years. In accordance with the Petroleum Agreement, the start of a new renewal period implied a relinquishment of 930 square kilometers (according to YPF’s 30% interest) of the Georgetown exploration block (offshore Guyana), as well as the drilling of an exploratory well, in respect of which YPF has committed to make capital expenditures of US$32.4 million (according to YPF’s undivided interest of 30% in that exploration block). Drilling of the exploratory well must commence before May 25, 2011. As of December 31, 2009, Repsol YPF held through Repsol Exploración, S.A., a wholly owned subsidiary, an additional interest of 15% in the Petroleum Prospecting License.

The main exploration activities performed during 2009, were the acquisition and primary processing of 3D seismic data for 1,850 km2. Additionally, the seismic data was re-processed using pre-stack depth migration. Regional and detailed geological studies and field and well data were analyzed to assess the potential of the Georgetown block. Theses studies led to the definition of the Jaguar 1 prospect, considered the main exploration target of the block. During 2010, the exploration activities will be focused on the final prospect coordinates and depth definition, followed by well planning and pre-drilling activities (such as rig contract bidding, the acquisition of long lead items and conducting site surveys).

2.3.4.1.3	Natural Gas and LNG

In 2009, YPF sold approximately 32% of its natural gas to local residential distribution companies, approximately 64% to industrial users (including Compañía Mega and Profertil S.A.) and power plants, and approximately 4% in exports to foreign markets (principally Chile). Approximately 75% of YPF’s natural gas sales were produced in the Neuquina basin.

YPF estimates (based on preliminary reports of amounts delivered by transport companies) that natural gas consumption in Argentina totaled approximately 1,547 bcf in 2009 and that the number of users connected to distribution systems throughout Argentina amounted to approximately 7.4 million as of December 31, 2009. The average annual domestic consumption of natural gas has grown significantly over recent years, driven by the economic growth and domestic prices. However, YPF does not believe that the natural gas market will continue to grow at the same rate as it has recently done so. During 2009, YPF’s domestic natural gas sales volumes were 11% lower than those in 2008, mainly due to a greater hydraulic-generated energy consumption and the lower consumption of residential markets as a result of milder winter temperatures.

2.3.4.1.3.1	Factors affecting domestic sales and exports

As a consequence of the energy crisis in Argentina, since 2002 the Argentine government has established resolutions and regulations which regulate both the export and internal market, including issuing injection orders pursuant to Resolutions No. 659 and No. 752 (which allow Argentine authorities to require exporters to increase supply of natural gas into the Argentine domestic market), issuing express instructions to suspend exports, suspending processing of natural gas and adopting restrictions on natural gas exports imposed through transportation companies and/or emergency committees created to address crisis situations.

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

These restrictions were imposed on all Argentine exporting producers, affecting natural gas exports from every producing basin. Exporting producers, such as YPF, have no choice but to comply with the government’s directions to curtail exports in order to supply gas to the domestic market. The applicable Resolutions provide penalties for non-compliance. Rule SSC No. 27/2004 issued by the Undersecretary of Fuels (“Rule 27”), for example, punishes the violation of any order issued there under by suspending or revoking the production concession. Resolutions No. 659 and No. 752 also provide that producers not complying with injection orders will have their concessions and export permits suspended or revoked and state that pipeline operators are prohibited from shipping any natural gas injected by a non-complying exporting producer. The government began restricting natural gas export permits pursuant to Rule 27 in April 2004, and in June 2004 the government began issuing injection orders to YPF under Resolution No. 659.

Thereafter, the volumes of natural gas required to be provided to the domestic market under the different mechanisms described above have continued to increase substantially. The regulations pursuant to which the government has restricted natural gas export volumes in most cases do not have an express expiration date. Likewise, YPF has not received any documentation indicating that the government will suspend or withdraw these actions. Accordingly, YPF is unable to predict how long these measures will be in place or whether such measures or any further measures adopted will affect additional volumes of natural gas.

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

For additional information, see “—Regulation of the Petroleum Industry—Argentina—Market Regulation” and “—Delivery commitments”.

2.3.4.1.3.2	Natural gas supplies

Most of YPF’s proved natural gas reserves in Argentina are situated in the Neuquina basin (approximately 77% as of December 31, 2009), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, YPF believes that natural gas from this region has a competitive advantage compared to natural gas from other regions. However, the capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. Since 1993, local pipeline companies have added additional capacity, improving their ability to satisfy peak-day winter demand but no assurances can be given that this additional capacity will be sufficient to meet demand.

In order to solve the gap between supply and demand, especially to meet winter peak demand, the government entered into gas import agreements. For example, the Framework Agreement between the Bolivian and the Argentine governments (June 29, 2006), agreed that the natural gas imports from Bolivia to Argentina should be managed by Energía Argentina S.A. (“ENARSA”). The Framework Agreement establishes a 20-year delivery plan of between 7.7 and 27.7 mmcm/d of Bolivian gas to Argentina. The delivery of volumes exceeding 7.7 mmcm/d is subject to the construction of the North East Pipeline, with an expected capacity of 20 mmcm/d. The agreed upon price was approximately US$6.16/mmBtu in December 2009, and is periodically adjusted according to a formula based upon a basket of fuels. In the past, the difference between YPF’s contractual price and the cost of the natural gas purchased pursuant to the Framework Agreement was absorbed by ENARSA and financed by the Argentine government with the collection of export duties on natural gas and some other charges added to domestic natural gas prices.

In the context of the Framework Agreement, on April 25, 2007, YPF accepted the offer made by ENARSA for the sale of natural gas obtained by ENARSA from the Republic of Bolivia through December 31, 2009. The principal terms and conditions of YPF’s agreement with ENARSA were as follows: (i) maximum contracted quantity of up to 4.4 mmcm/d; (ii) annual take-or-pay quantity equal to 80% of the maximum contracted quantity; (iii) price of US$1.9/mmBtu for the natural gas (subject to monthly adjustments from January 2009), plus US$0.237/mmBtu for the liquid components contained therein; (iv) price adjustments may be made at any time in relation to changes in the Argentine government’s compensation to ENARSA; and (v) limited allowed curtailments or interruptions of supply due to operative conditions and scheduled maintenance. This agreement was effective through December 31, 2009. In May 2010, YPF accepted the offer made by ENARSA for the sale of natural gas obtained by ENARSA from the Republic of Bolivia through May 1, 2011, for a minimum quantity of 2.5 mmcm/d.

In 2008, YPF, jointly with ENARSA, contracted a regasification ship to operate in the Bahía Blanca Port using a ship-to-ship process for the conversion of liquefied natural gas (LNG) into its gaseous form. Once converted, the natural gas is injected into a newly built pipeline linking to the national network. As a result, an additional supply of up to 8 mmcm/d of natural gas to the Argentine market was provided during the peak demand period.

Following the 2008 regasification season, between May 1 and October 31, 2009, YPF has continued providing regasification services to ENARSA. YPF has executed a Charter Party Agreement to provide and operate the regasification vessel mentioned above, which is moored at the Bahía Blanca Port facilities. Using the vessel for the conversion of liquefied natural gas (LNG) into its gaseous state (which allows for the supply of up to 8 additional mmcm/d of natural gas), a volume of approximately 780 mmcm of natural gas has been injected into the pipeline linking to the national network, most of which was supplied during the peak demand period. The contractual regasification period (originally ending at the end of October 2009) has been extended pursuant to an Extension Agreement entered into by YPF and ENARSA (at the request of ENARSA) to secure the supply of natural gas to the domestic market over the time period starting on November 1, 2009 and ending on April 30, 2010.

In accordance with the Extension Agreement, the 2010 regasification season will start on May 1, immediately after the end of the regasification period, as extended, and will finalize on September 30 (unless extended for 30 days pursuant to the Charter Party Agreement and Extension Agreement). The current success of the Bahía Blanca project in addition to the continued growth of the domestic demand encourages YPF and ENARSA to further analyze new alternatives to consolidate the position of LNG in the Argentina energy matrix.

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

YPF has utilized natural underground structures located near consuming markets as underground natural gas storage facilities, with the objective of storing natural gas during periods of low demand and selling the natural gas stored during periods of high demand. Its principal gas storage facility, “Diadema,” is located in the Patagonia region, near Comodoro Rivadavia City. The injection of natural gas into the reservoir started in January 2001.

Decree No. 180/2004 created two trust funds to help finance an expansion of the North Pipeline operated by Transportadora Gas del Norte (TGN), whose capacity increased by 1.8 million cubic meters per day (63.6 mmcf/d) in 2005, and an expansion of the San Martín Pipeline operated by Transportadora Gas del Sur (TGS), whose capacity increased by 2.9 million cubic meters per day (102.4 mmcf/d) in 2005. Both expansions are currently operating. In 2008, there was an additional expansion of approximately 67 mmcf/d in the pipelines operated by TGS, and additional works were completed in 2009. The expansion of the San Martín pipeline (located in the Strait of Magellan and connected to compression plants in the mainland) is expected to finalize in mid 2010 with an increase in capacity of 5 mmcm/d (176.6 mmcf/d).

Metrogas

YPF currently holds through its subsidiary YPF Inversora Energética, S.A. (“YPF Inversora Energética”) a 45.33% stake in Gas Argentino, S.A. (“GASA”), which in turn holds a 70% stake in Metrogas, S.A. (“Metrogas”), which is a natural gas distributor in southern Buenos Aires and one of the main distributors in Argentina. During 2009, Metrogas distributed approximately 23.6 million cubic meters of natural gas per day to 2 million customers compared to approximately 22.9 million cubic meters of natural gas per day distributed to 2 million customers in 2008.

The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. After negotiating a restructuring of the outstanding debt with its creditors, GASA reached and executed on December 7, 2005 an agreement (the Master Restructuring Agreement or “MRA”) with its creditors, by which they would exchange debt for equity in GASA and/or Metrogas. The agreement was presented to the Argentine National Antitrust Protection Board (Comisión Nacional de Defensa de la Competencia or “CNDC”), and the Argentine Natural Gas Regulatory Authority (Ente Nacional Regulador del Gas or “ENARGAS”) and was subject to their approval as condition precedent to the closing of the MRA. On May 15, 2008, certain holders of the bonds communicated to YPF Inversora Energética that they were terminating the MRA and therefore, GASA’s debt, including both its principal and interest. After the termination of the MRA, three different entities claiming to be holders of GASA bonds started four different judicial proceedings against GASA aiming to collect a total of US$46 million, including interests and fees, and one of them, Coolbrand LLC started a separate proceeding (“Coolbrand c/Gasa s/acción subrogatoria”). On May 11, 2009, GASA was notified of a bankruptcy petition brought by Continental Energy Investment LLC. On

May 19, 2009 GASA filed a voluntary reorganization petition (“Concurso preventivo”), which was approved on June 8, 2009. On June 12, 2009 an official receiver was nominated. The period to verify credits ended on October 7, 2009, and on October 22, GASA filed its comments to such presentations. On November 19, 2009, the official receiver issued its report advising that the credits should be admitted. On February 10, 2010 the judge declared all the credits verified but for one presented by one of GASA’s advisors. On March 12, 2010 GASA started revision procedures (“incidentes de revisión”) against the credits verified by Coolbrand, Amanda Venture, Latam Energy and Continental Energy. These “incidents” do not suspend the main procedure of the voluntary reorganization petition. GASA has now an exclusivity period to negotiate with the verified creditors. The judge has established August 10, 2010 as the date to formally present the proposal to the creditors.

At the same time, Metrogas has reached an agreement with its main creditors in order to restructure its financial debt and align its future financial commitments to the expected generation of funds. In October 2008, Metrogas executed an interim agreement (Acuerdo Transitorio) with the Unit for the Renegotiation and Analysis of Public Service Contracts (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos or “UNIREN”), including a limited tariff increase that is intended to fund certain infrastructure works that Metrogas is required to undertake. While the Argentine government has approved this agreement, and it has been published in the Official Gazette on April 14, 2009, it has not been implemented since the new tariff chart has not been issued yet. The negotiation of the general tariff of Metrogas (Acta Acuerdo de Renegociación Contractual Integral) with the UNIREN remains pending.

Metrogas’ financial condition continued to deteriorate. On June 17, 2010 the Board of Directors of MetroGas, following the advice given to the Company by its external legal consultants and taking into account that MetroGas was not able to fullfil certain payment obligations, decided that Metrogas should file its voluntary reorganization petition which was finally filed on June 17, 2010.

As of December 31, 2009, YPF had an allowance for the total value of its investment in YPF Inversora Energética.

2.3.4.1.3.4	Natural Gas Liquids

Repsol YPF, through YPF, developed Compañía Mega (“Mega”) to increase its ability to separate liquid petroleum products from natural gas. YPF owns 38% of Mega, while Petrobras and Dow Chemical have a 34% and 28% stake, respectively.

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

Mega required an investment of approximately US$715 million and commenced operations at the beginning of 2001. Mega’s maximum annual production capacity is 1.35 million tonnes of gasoline, LPG and ethane. YPF is Mega’s main supplier of natural gas. The fractioning plant production is used in the petrochemical operations of PBB Polisur and is also exported by tanker to Brazil. Mega’s ethane production is sold domestically to Petroquímica Bahía Blanca. Mega’s LPG production is acquired by Petrobras pursuant to the sale contract executed between Petrobras and Mega in 1999 (the “LPG Contract”), which defines the LPG sale price in relation to the Mont Belvieu quotation.

2.3.4.1.4	Electricity

YPF participates in three power stations with an aggregate installed capacity of 1,622 MW:

•	A 45% stake in Central Térmica Tucumán (410 MW combined cycle),

•	A 45% stake in Central Térmica San Miguel de Tucumán (370 MW combined cycle), and

•	A 40% stake in Central Dock Sud (775 MW combined cycle and 67 MW gas turbines).

In 2009, these plants generated approximately 7,160 GWh in the aggregate.

In addition, YPF owns assets that are part of Filo Morado, which has an installed capacity of 63 MW. However the relevant facilities have not been in operation since November 2008.

YPF also operates power plants, which are supplied with natural gas produced by YPF, that produce power for use by YPF in other business units:

•	Los Perales power plant (74 MW), which is located in the Los Perales natural gas field,

•	Chihuido de la Sierra Negra power plant (40 MW), and

•	The power plant located at the Plaza Huincul refinery (40 MW).

2.3.4.1.5	Delivery commitments

YPF is committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

With respect to crude oil, YPF sells substantially all of its Argentine production to its Downstream division to satisfy its refining requirements. As of December 31, 2009, YPF was contractually committed to deliver 197 mbbl of crude oil in the future, generally under short term delivery contracts. According to YPF’s estimates as of December 31, 2009, crude oil commitments could be met with its own production.

As of December 31, 2009, YPF was contractually committed to deliver 70,508 mmcm of natural gas in the future, of which approximately 29,343 mmcm will have to be delivered in the period from 2010 through 2012. According to YPF’s estimates as of December 31, 2009, YPF’s contractual delivery commitments for the next three years could be met with its own production and, if necessary, with purchases from third parties.

However, since 2004 the Argentine government has established regulations for both the export and internal natural gas markets which have affected Argentine producers’ ability to export natural gas. Consequently, since 2004 YPF has been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by its contracts with export customers. Provisions totaling Ps. 139 million, Ps. 61 million and Ps. 596 million have been recorded in 2009, 2008 and 2007, respectively, in connection with its contractual commitments in the natural gas export market.

Among the regulations adopted by the Argentine government, on June 14, 2007, the Argentine Secretariat of Energy passed Resolution No. 599/07, according to which YPF was compelled to enter into an agreement with the Argentine government regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). It must be noted that YPF has not entered into any contractual commitment to supply natural gas to the domestic market. The purpose of the Agreement 2007-2011 is to guarantee the supply of natural gas to the domestic market at the demand levels registered in 2006, plus the growth in demand by residential and small commercial customers. See “Item 1. Key Information about Repsol YPF—Risk Factors—Repsol YPF has extensive operations in Argentina”, “—Natural Gas and LNG—Factors affecting domestic sales and exports” and “—Regulation of the Petroleum Industry—Argentina—Market

Regulation”. Supply requirements under the Agreement 2007-2011 (which YPF was compelled to enter into and which was approved by a resolution that has been challenged by YPF), could be met with YPF’s own production and, if necessary, with purchases from third parties.

YPF has appealed the validity of the aforementioned regulations and has invoked the occurrence of a force majeure event (government action) under its export natural gas purchase and sales agreements, although certain counterparties to such agreements have rejected YPF’s position. See “Item 6. Financial Information—Legal Proceedings.”

Natural gas sales contracts

As mentioned above, the Argentine government has established regulations for both the export and internal natural gas markets which have affected Argentine producers’ ability to export natural gas under their contracts. The principal contracts of YPF among these are described briefly below.

YPF is currently committed to supply a daily quantity of 104 mmcf/d to the Methanex plant in Cabo Negro, Punta Arenas, in Chile (under three 20-year agreements entered into in 1997, 1999 and 2005). Additionally, YPF plans to supply 21 mmcf/d of natural gas to the plant during 2010.

YPF has a 12-year contract (entered into in 1999 and subsequently modified) to supply 28 mmcf/d of natural gas to the Termoandes power plant located in Salta, Argentina. The natural gas comes from the Northwestern basin. This power plant provides power to a high voltage line running from Salta to Región II in Chile.

YPF currently has several supply contracts with Chilean electricity producers (through the Gas Andes pipeline linking Mendoza, Argentina, to Santiago, Chile, which has a transportation capacity of 353 mmcf/d (*—designed capacity with compression plants)), including a 15-year contract (signed in 1998) to provide 63 mmcf/d to the San Isidro Electricity Company (Endesa) in Quillota, Chile (all of this plant’s natural gas needs), a 15-year contract (signed in 1999) to supply 20% of the natural gas requirements of the electricity company, Colbun (approximately 11 mmcf/d), and a 15-year contract (signed in 2003) to supply 35 mmcf/d to Gas Valpo. YPF also has an 18-year contract (entered into in 1999) to deliver 99 mmcf/d of natural gas to a Chilean distribution company that distributes natural gas to residential and industrial clients through a natural gas pipeline (with a capacity of 318 mmcf/d (*)) connecting Loma La Lata (Neuquén, Argentina) with Chile. Finally, YPF also has natural gas supply contracts with certain thermal power plants in northern Chile utilizing two natural gas pipelines (with a carrying capacity of 300 mmcf/d each (*)) connecting Salta, Argentina, to Northern Chile (Región II).

In Brazil, YPF entered into a 20-year supply contract in 2000 to provide 99 mmcf/d of natural gas to AES’s thermal power plant through pipeline linking Aldea Brasilera, Argentina, to Uruguayana, Brazil (with a designed capacity with compression plants of 560 mmcf/d). YPF also has a contract to supply Petrobras with natural gas for its planned natural gas pipeline from Uruguayana to Porto Alegre, although the project has been delayed as a result of the excess of energy currently offered in the Southern and South-eastern parts of Brazil.

Because of the Argentine government’s restrictions, YPF could not meet its export commitments and was forced to declare force majeure under its natural gas export sales agreements. See “Item 6. Financial Information—Legal Proceedings—Argentina—Natural gas market.”

As a result of actions taken by the Argentine authorities, YPF has been forced to reduce the export volumes authorized to be provided under the relevant agreements and permits as shown in the chart below:

Year	Maximum Contracted Volumes (MCV)(1)	Restricted Volumes(2)	Percentage of Restricted Volumes vs. MCV
	(in million cubic meters)	(in million cubic meters)
2007	5,979.1	3,682	61.6%
2008	5,995.5	3,473	57.9%
2009	5,920.0	2,835	47.9%

(1)	Reflects the maximum quantities committed under YPF’s natural gas export contracts. Includes all of YPF’s natural gas export contracts pursuant to which natural gas is exported to Chile and Brazil.

(2)	Reflects the volume of contracted quantities of natural gas for export that were not delivered.

Pluspetrol, in which YPF has a 45% interest has also been affected by restrictions on exports volumes. As a result of such restrictions, Pluspetrol did not export in 2009 any of the approximately 348 million cubic meters it had contracted to export in such year (this amount corresponds to YPF’s stake in such company).

In view of the impossibility to export the volumes committed under the agreement dated September 10, 2007 with Gas Atacama Generación S.A. (“Gas Atacama”), Pluspetrol stated a force majeure situation which has not been acknowledged by its Chilean counterpart. On September 10, 2007 Pluspetrol and Gas Atacama agreed that, should Pluspetrol fail to fulfill its duty to deliver the gas volume committed, Gas Atacama would be compensated. This agreement would come into effect once ratified by the Secretariat of Energy. However, on March 10, 2008, the Ministry of Economy and Production issued Resolution No. 127/2008, by which the natural gas export tax withholding rate was increased significantly changing the commercial terms of the aforementioned agreement. Consequently, Pluspetrol informed Gas Atacama and the Secretariat of Energy of its intention to terminate the aforementioned agreement. As a result, the parties initiated discussions concerning the new regulatory framework, and reached a new agreement pursuant to which Pluspetrol shall compensate Gas Atacama for non-delivered volumes. The compensation amounts to US$5.8 million per year (US$2.6 million considering YPF’s interest in Pluspetrol), from 2008 until 2014.

2.3.4.2	Downstream

YPF’s Downstream operations contributed 9.6%, 17.9% and 6.6% of the total operating income of Repsol YPF in 2009, 2008 and 2007, respectively.

YPF’s Downstream businesses engage in supply and trading, refining, marketing and transportation of crude oil and petroleum products.

2.3.4.2.1	Refining

YPF’s refineries produce a wide range of petroleum products, including automotive and industrial fuels, jet fuels, lubricants, basic petrochemicals, asphalt and coke. As of December 31, 2009, YPF held interests in four refineries.

YPF operates three wholly owned refineries in Argentina, which have a total installed capacity of 319,500 barrels per day and account for more than 50% of Argentina’s refining capacity in terms of effective installed capacity in primary distillation as of December 31, 2009.

Additionally, through its stake in Refinerías del Norte, S.A. (“Refinor”), YPF also owns a 50% interest in a 26,100 barrel-per-calendar-day refinery which is operated by another company.

2.3.4.2.1.1	Installed Capacity, Supply and Production

Since June 23, 1999, Repsol YPF, through YPF, has owned and operated the refineries of La Plata, Luján de Cuyo and Plaza Huincul.

YPF also has a 50% participation in Refinor’s refinery, which is located in the Province of Salta.

The following table sets forth the capacities of YPF’s wholly and partially-owned refineries at December 31, 2009:

	Primary Distillation	Conversion Index(2)	Lubricants
Refining capacity and configuration(1)	(thousand barrels per calendar day)	(%)	(thousand tonnes per year)
Argentina
La Plata	189	69	256
Luján de Cuyo	106	110	—
Plaza Huincul	25	—	—
Refinor(3)	13	—	—

Total(4)	333	74	256

(1)	Information presented in accordance with Repsol YPF’s consolidation criteria: all refineries reported on a 100% basis, except Refinor’s refinery (50%).

(2)	Stated as the ratio of fluid catalytic cracking (“FCC”) equivalent capacity to primary distillation capacity.

(3)	Total primary distillation capacity of 26,100 barrels per calendar day.

(4)	Refers to Repsol YPF’s total distillation capacity in Argentina (three owned refineries plus the participation in Refinor’s refinery).

During 2009, YPF’s wholly-owned refineries processed 114 million barrels of crude oil (Refinor processed approximately 5.2 mmbbl (2.6 mmbbl considering YPF’s interest in Refinor)), of which 81% was from YPF’s own production and the remaining crude was purchased either through contracts or in the “spot” markets. A total of 222 thousand barrels of intermediate and finished products were bought and resold in 2009.

The following table sets forth YPF’s refining production figures for its principal products for the periods indicated:

	For the Year Ended December 31,
	2009	2008	2007
	(millions of tonnes)
Feedstock processed
Crude oil	15.7	16.6	16.8
Other feedstock	0.4	0.4	0.4

Total	16.1	17.0	17.2

	For the Year Ended December 31,
	2009	2008	2007
	(thousands of tonnes)
Refining Production:
Intermediate distillates	7,128	7,124	7,288
Gasoline	3,994	3,861	4,073
Fuel oil	1,246	2,017	1,920
LPG	566	570	619
Asphalt	229	154	201
Lubricants	157	202	175
Other (except petrochemicals)	1,534	1,828	1,912

Total	14,852	15,756	16,188

In 2009, overall volumes of crude oil/feedstock processed decreased by 5.5% compared with 2008 due mainly to scheduled maintenance overhauls at one refinery, as well as the declining demand. In 2009, refinery capacity utilization was approximately 94.9%, compared with approximately 100% in 2008.

In 2008, overall volumes of crude oil/feedstock processed decreased by 3.8% compared with 2007 due to major overhauls. In 2008, refinery capacity utilization reached over 100%, as in 2007.

2.3.4.2.1.2	Sales and Distribution

The following table sets forth YPF’s refining sales volumes for the periods indicated:

	2009	2008	2007
	(thousand tonnes)(1)
-Own marketing	10,891	11,213	10,904
- Light products	8,846	8,826	8,615
- Other products	2,046	2,387	2,289
-Other Sales in Domestic Market(2)	1,188	1,282	1,179
- Light products	749	1,013	966
- Other products(3)	439	269	213
-Exports(4)	1,827	2,708	2,925
- Light products	620	937	1,145
- Other products(3)	1,206	1,771	1,780

Total	13,906	15,203	15,008

(1)	Information includes 50% of Refinor’s refinery in Argentina.

(2)	Includes sales to operators and bunker.

(3)	Does not include LPG wholesale sales in Argentina. See “—Operations—YPF—Downstream—LPG.”

(4)	Expressed from the country of origin.

2.3.4.2.1.3	Transport of Crude Oil and Distribution of Petroleum Products

As of December 31, 2009, YPF had available for its use a network of five major pipelines, two of which were wholly owned by YPF. One of the pipelines connects Puesto Hernández to the Luján de Cuyo refinery (528 km) and the other pipeline connects Puerto Rosales to the La Plata refinery (585 km) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (52 km). YPF also owned a plant for the storage and distribution of crude oil in Formosa with an operating capacity of 19,000 cubic meters and two tanks in the city of Berisso in the Province of Buenos Aires with a capacity of 60,000 cubic meters. YPF owned 37% of Oleoductos de Valle, S.A., which is the operator of 888 km of pipelines and whose main pipeline is a double 513 km pipeline that connects the Neuquina basin and Puerto Rosales. As of December 31, 2009, YPF had, through Oleoducto Transandino Argentina S.A. and Oleoducto Transandino Chile S.A., a 36% interest in the 428 km Transandean pipeline, which transported crude oil from Argentina to Concepción in Chile. This pipeline ceased operations on December 29, 2005, as a consequence of the interruption of oil exports resulting from decreased production in the north of the province of Neuquén. The assets related to this pipeline were reduced to their recovery value. YPF also owned 33.15% of Terminales Marítimas Patagónicas S.A. (“Termap”), which is the operator of two storage and port facilities: Caleta Córdova (in the Province of Chubut), which has a capacity of 314,000 cubic meters, and Caleta Olivia (in the Province of Santa Cruz), which has a capacity of 246,000 cubic meters. Finally, YPF had a 30% interest in Oiltanking Ebytem, S.A., which is the operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connects the YPF Puerto Rosales—La Plata crude oil pipeline from Brandsen, which has a capacity of 60,000 cubic meters, to the ESSO refinery in Campana (168 km) in the Province of Buenos Aires.

As of December 31, 2009, YPF also operated in Argentina a network of multiple pipelines for the transportation of refined products with a total length of 1,801 km and owned 16 plants for the storage and distribution of refined products with an approximate operating capacity of 1,023,122 cubic meters. Three of these plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of these plants have maritime or fluvial connections. As of December 31, 2009, YPF operated 53 airplane refueling facilities, 40 of which it owns and which have a capacity of 24,000 cubic meters, and owns 27 trucks, 112 suppliers and 16 dispensers.

In 2008, YPF began the construction of tanks and facilities for the reception and blending of ethanol in the storage plants of Luján de Cuyo, Montecristo and San Lorenzo. Construction work in these three terminals finished in January 2010 in order to be able to utilize all ethanol available. Construction work in the rest of the 16 plants is expected to be finished during the years 2010 and 2011. YPF is currently producing this blending in the storage plants of Luján de Cuyo, Montecristo and San Lorenzo.

2.3.4.2.2	Marketing

YPF’s points of sale (service stations and gas pumps) as of December 31, 2009 were as follows:

	Controlled by YPF(1)	Flagged(2)	Total
Argentina(3)	184	1,484	1,668

(1)	Owned by YPF or controlled by YPF under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.

(2)	The term “flagged” refers to service stations owned by third parties with which YPF has signed a reflagging contract that provides YPF with the rights (i) to become such service stations’ exclusive supplier and (ii) to brand the service station with its brand name. The average contract term is eight years in Argentina.

(3)	Includes 50% of Refinor’s service stations.

As of December 31, 2009, YPF’s presence in Argentina consisted of 1,668 service stations, of which 1,632 are YPF-branded, and the remainder are Refinor-branded service stations co-owned by Repsol YPF and Refinor (through YPF’s 50% participation in Refinor). Operadora de Estaciones de Servicio, S.A. (“OPESSA”), a 100% subsidiary of Repsol YPF, operates 168 service stations.

Repsol YPF estimates that, as of December 31, 2009, YPF’s points of sale accounted for 30.9% of the Argentine market. In Argentina, Shell, Petrobras and ESSO are Repsol YPF’s main competitors and owned approximately 15.2%, 12.8% and 10.5%, respectively, of the points of sale in Argentina as of that date.

2.3.4.2.3	LPG

Sales of LPG by YPF, which corresponds to bulk, pipeline and others, during the last three years by region were as follows:

	2009	2008	2007
	(thousand tonnes)
Sales volume of LPG
Argentina (1)	184	155	169
Rest of the World	213	223	219

Total	397	378	388

(1)	Includes sales to the autogas market, petrochemical, LPG operators and others.

YPF markets the sales on the wholesale market to other distributors of bulk LPG and the foreign market.

The LPG division buys LPG from natural gas processing plants and from its refineries and petrochemical plants. It also buys LPG from third parties.

2.3.4.2.4	Chemicals

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

In 2009 and 2008, 27% of YPF’s petrochemicals volume sales were made in the export market. Petrochemicals exports are destined mainly to Southern Common Market (Mercosur) countries, Latin America, Europe, and the United States.

YPF also participates in the fertilizer business directly and through Profertil S.A. (“Profertil”), its 50%-owned subsidiary. Profertil, which is jointly controlled by YPF and Agrium (a worldwide leader in fertilizers), produces urea and ammonia and started operations in 2001.

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

Sales of petrochemical products during the last three years by region were as follows:

	2009	2008	2007
	(thousand tonnes)
Petrochemical sales by region
Argentina(1)	1,079	1,102	1,230
Rest of the World	400	403	583

Total	1,479	1,505	1,813

(1)	Includes sales of propylene in the amount of 178, 169 and 199 thousand tonnes in 2009, 2008 and 2007, respectively.

2.3.5	Gas Natural

Repsol YPF reports activities undertaken by Gas Natural and its affiliates under a separate segment.

We are involved, through Gas Natural, in the natural gas and electricity sectors. In the natural gas sector, we are engaged in the supply, storage, transportation, distribution and marketing of natural gas in Spain, the distribution and marketing of natural gas in Italy, Argentina and Mexico and the distribution of natural gas in Brazil and Colombia. In the electricity sector, we are engaged in power generation in Spain, Puerto Rico and Mexico and the marketing of electricity in Spain, and since the acquisition by Gas Natural of Unión Fenosa, in power generation in Panama, Costa Rica, Dominican Republic, Colombia (until the sale of Empresa de Energía del Pacífico (EPSA) in October 2009) and Kenya, and in the power distribution sector in Spain, Moldova, Colombia, Guatemala, Nicaragua and Panama. Unión Fenosa also has a 70% interest in the South African mining company, Kangra Coal (Pty) Ltd. (Kangra Coal). Gas Natural activities contributed 23.1% of our operating income in 2009, 11.1% in 2008 and 8.9% in 2007.

Prior to May 2002, Repsol YPF had a 47.04% stake in Gas Natural and consolidated this interest using the full consolidation method. In May 2002, Repsol YPF sold 23% of Gas Natural. Since the date of that sale, Repsol YPF has consolidated its remaining interest in Gas Natural by the proportional integration method.

In connection with Repsol YPF’s sale of 23% of Gas Natural, on May 16, 2002, Repsol YPF amended the agreement entered into with Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) on January 11, 2000 with respect to Gas Natural through the execution of a Novation Agreement, which was then further amended through the execution of two Addenda, dated December 16, 2002 and June 20, 2003, respectively. See “Item 8. Additional Information—Material Contracts—Agreement with La Caixa for the joint control of Gas Natural” for a discussion of the most significant aspects of these agreements with La Caixa. In March 2004, Repsol YPF increased its stake in Gas Natural to 30.85%. In May 2009, Repsol YPF’s stake was further increased to 30.89% and in September 2009, following the merger between Gas Natural and Unión Fenosa, it decreased to 30.01%.

Since the 2002 sale, Repsol YPF has been cooperating with Gas Natural to coordinate the “midstream” business through the creation of separate legal entities for those activities that require a separate corporate entity (such as integrated projects) or through specific collaboration agreements where mutual assistance and cooperation in carrying out midstream activities can give rise to synergies and other benefits for both parties.

In April 2005, Repsol YPF reached an agreement with Gas Natural pursuant to which both companies would intensify their collaboration in the LNG business areas of exploration, production, transportation, trading and wholesale marketing. In the area of exploration, production and liquefaction (upstream), the agreement contemplates a partnership to develop new projects where Repsol YPF will be the operator and holder of 60% of the assets. Gas Natural will hold the remaining 40%. In the area of transportation, trading and wholesale marketing (midstream), the agreement contemplates the creation of a joint venture between both companies aimed at the wholesale marketing and transportation of LNG. Each company will hold a 50% stake in this joint venture. The chairman of the joint venture will be elected on a rotational basis, and Gas Natural will nominate the chief executive officer. Pursuant to the agreement, Gas Natural and Repsol YPF will also develop in a coordinated manner diverse regasification plant projects where Gas Natural will be the operator and the regasification rights will be allocated to the new joint venture. The initial term of this collaboration agreement is 10 years.

Unión Fenosa

On July 30, 2008, Gas Natural reached an agreement to buy ACS’s entire 45.3% stake in Unión Fenosa at €18.33 per share in cash. Under the terms of the agreement entered with ACS, Gas Natural acquired 9.9% of Unión Fenosa from ACS in early August 2008. The transfer of the remaining shares was carried out in 2009 after the Spanish National Competition Commission (Comisión Nacional de la Competencia or “CNC”) authorized the purchase. Pursuant to the terms of the agreement with ACS, the purchase price was adjusted by deducting the 28 euro cent per share dividend distributed by Unión Fenosa on January 2, 2009, resulting in an adjusted price of €18.05 per share. In addition, on December 12, 2008, Gas Natural acquired 4.7% of Unión Fenosa from Caixanova. As a result of this acquisition, Gas Natural owned 14.7% of Unión Fenosa as of December 31, 2008.

Once Gas Natural exceeded the 30% threshold with respect to its voting rights in Unión Fenosa, Gas Natural was obliged, under the applicable Spanish regulation, to make a tender offer for all the remaining shares of Unión Fenosa. On March 18, 2009 the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores or CNMV) authorized the tender offer, which was completed in April 2009. After the tender offer and once certain financial instruments subscribed with various banking entities had been liquidated, Gas Natural achieved a total stake in Unión Fenosa of 95.22% and, since April 30, 2009 started to fully consolidate Unión Fenosa within its financial statements. Gas Natural subsequently began the merger by acquisition of Unión Fenosa, which was completed in September 2009. See Note 30 to the Consolidated Financial Statements included elsewhere in this annual report.

The acquisition of Unión Fenosa is a significant step towards the growth of Gas Natural and its goal of becoming a leading integrated gas and electricity company. This acquisition is expected to enable Gas Natural to accelerate compliance with its strategic plan due to positive synergies arising from the merger. As a result of the acquisition of Unión Fenosa, as of December 31, 2009, Gas Natural had over 20 million gas and electricity customers worldwide, 9 million of which were in Spain.

2.3.5.1	Natural gas sector

The table below shows Gas Natural’s natural gas distribution sales volumes by region in the last three years.

	2009	2008	2007
	(billions of cubic meters)
Natural gas distribution sales by region(1)
Spain	19.75	23.23	23.31
Rest of the World	14.89	18.18	15.66

Total	34.64	41.41	38.98

(1)	Includes 100% of sales volumes reported by Gas Natural, although Repsol YPF owned 30.01% of Gas Natural at December 31, 2009, and 30.85% at December 31, 2008 and 2007 and accounts for it using the proportional integration method under IFRS.

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

Gas Natural, through Gas Natural BAN, which is one of the main natural gas distributors in Argentina, distributes natural gas in northern Buenos Aires. Gas Natural holds a 50.4% interest in Gas Natural BAN. In 2009, Gas Natural BAN sold approximately 5.85 billion cubic meters of natural gas to approximately 1.4 million customers in Buenos Aires.

Brazil

In Brazil, Gas Natural distributes natural gas in the metropolitan area and throughout the state of Rio de Janeiro and in the state of São Paulo. In 2009, it sold approximately 3.67 billion cubic meters of natural gas to approximately 0.8 million customers.

Colombia

Through Gas Natural ESP, Gas Natural distributes natural gas in the capital of Colombia, Santa Fe de Bogotá, in the eastern region of Colombia and in the Cundi-Boyacensean area, which is located northeast of Bogotá. In 2009, Gas Natural sold in Colombia approximately 1.38 billion cubic meters of natural gas to approximately 2.0 million customers.

Italy

In 2009, Gas Natural sold approximately 0.3 billion cubic meters of natural gas to approximately 400,000 customers in Italy.

Mexico

Gas Natural México distributes natural gas in Monterrey in the cities of Toluca, Nuevo Laredo and Saltillo in the state of Guanajuato, in the El Bajío Norte region, which includes the states of Aguascalientes, Zacatecas and San Luis de Potosí and in Mexico City. In 2009, Gas Natural México sold approximately 3.68 billion cubic meters of natural gas to approximately 1.2 million customers.

Puerto Rico

Gas Natural owns 47.5% of EcoEléctrica and 50% of the voting rights in this company, exclusive natural gas supply rights to the EcoEléctrica plant as well as a fuels operating and management agreement. This plant has a 540 MW combined-cycle generation plant and a regasification plant with a regasification capacity of 115,000 cubic meters per hour and a storage capacity of 160,000 cubic meters.

Spain

Gas Natural is Spain’s largest natural gas distributor and supplier in terms of revenues and volume. Gas Natural’s main activity is the distribution of natural gas to the residential and commercial sector as well as the industrial and electricity sectors. It distributes natural gas to Madrid and Barcelona and, through its holdings in regional distributors, to most of Spain. As a distributor, Gas Natural provides regulated gas distribution services to clients connected to its grid. In addition, until June 30, 2008, Gas Natural also provided natural gas at regulated prices to some of its customers, in its distributor role. Since July 1, 2008, however, the natural gas market in Spain has been completely liberalized and only natural gas suppliers or commercializers may supply natural gas.

As of December 31, 2008 and 2007, Gas Natural had a 5% interest in Enagás, S.A. (“Enagás”), which is the owner of most of the gas transportation and storage infrastructure in Spain. On June 1, 2009, Gas Natural agreed to sell its 5% stake in Enagás to Oman Oil, as per the agreement with the CNC, in relation with the acquisition of Unión Fenosa.

In 2009, Gas Natural made gas distribution sales of approximately 19.75 billion cubic meters of natural gas to approximately 6.0 million customers in Spain, as compared to approximately 23.23 billion cubic meters to approximately 5.8 million customers in 2008.

As per its agreement with the CNC in connection with the acquisition of Unión Fenosa, Gas Natural has undertaken to discontinue gas distribution to 760,000 customers in Murcia, Cantabria and Madrid. Consequently, on December, 31, 2009, Gas Natural discontinued serving 256,000 customers in Cantabria and Murcia, reducing its number of customers to 5.7 million as of such date. In April 2010, Gas Natural discontinued serving the remaining 504,000 customers, all of which were located in Madrid.

Gas Natural purchases its gas supplies mainly through take-or-pay purchase contracts for LNG with producers in Libya, Trinidad and Tobago, Nigeria and the Middle East. It also purchases natural gas from Norwegian, Algerian and Spanish fields.

Gas Natural is a party to a 25-year contract to purchase natural gas from Sonatrach, which is the Algerian state oil and gas company, at prices related to market prices from 1996 through 2020. Such purchases are made principally on a take-or-pay basis. Gas Natural has also entered into a long-term contract with a Norwegian company for the supply of piped gas from the North Sea fields of Troll via Belgium and France through the Lacq-Calahorra pipeline. This contract expires in 2030.

Gas Natural has also entered into long-term contracts to acquire LNG from sources in Nigeria, Trinidad and Tobago and the Middle East.

Gas Natural owns, through a 100% interest in SAGANE, a 72.6% interest in Europe-Maghreb Pipeline Ltd. (EMPL), which owns the exclusive right to operate the section of the Maghreb-Europe gas pipeline in Morocco and the section under the Straits of Gibraltar connecting the Algerian gas wells in Hassi R’Mel with the Spanish and European transmission systems. GALP, which is a Portuguese gas distributor that uses part of the capacity of the Maghreb-Europe gas pipeline, holds the remaining 27.4% of EMPL.

The capacity of the Maghreb-Europe gas pipeline, which extends 540 km in Morocco and 45 km under the Straits of Gibraltar to connect with the Spanish natural gas pipeline system, is approximately 11.7 billion cubic meters per year. This pipeline constitutes a significant element in our natural gas supply strategy, because it secures a significant supply of gas at reduced transportation costs.

The acquisition of Unión Fenosa provides Gas Natural with additional gas supply portfolio. Through its 50% holding in Unión Fenosa Gas, S.A., jointly-held with Eni, S.p.A., Unión Fenosa contributes two additional LNG contracts with producers in Oman and Egypt. Unión Fenosa Gas owns participations in two regasification plants in Spain, Sagunto (42.5%) and Reganosa in Ferrol (18.9%). Unión Fenosa Gas also owns 80% of Damietta, a liquefaction plant in Egypt and a 7.3% interest in Qalhat, a liquefaction terminal in Oman.

2.3.5.2	Electricity sector

Gas Natural has achieved an important position in the power generation market in Spain and Mexico. As a result of the acquisition of Unión Fenosa, Gas Natural has also become an integrated player in the gas and electricity market. The table below shows Gas Natural’s electricity distribution sales by region in 2009. Until the acquisition of Unión Fenosa in 2009, Gas Natural was not involved in the electricity distribution sector.

2009
Electricity distribution sales by region (GWh)(1)
Spain	21,435
Rest of the World	13,538

Total	34,973

(1)	Table includes 100% of sales volumes reported by Gas Natural, although Repsol YPF owned 30.01% of Gas Natural at December 31, 2009, and accounts for it using the proportional integration method under IFRS.

Spain

Gas Natural was Spain’s third largest electricity distributor in terms of revenues and volume in 2009. Gas Natural’s main activities in the electricity sector are the marketing and distribution of electricity to the residential, commercial and industrial sectors, as well as power generation.

Through Gas Natural, we participate in different plants, with an aggregate installed capacity of 13,410 MW:

•	Hydraulic power plants (1,860 MW);

•	Nuclear power plants (589 MW);

•	Coal power plants (2,048 MW);

•	Fuel-gas power plants (617 MW);

•	Combined cycle power plants (7,322 MW); and

•	Renewable power plants (974 MW).

As per its agreement with the CNC in connection with the acquisition of Unión Fenosa, Gas Natural has to divest 2,000 MW of operational combined cycle gas turbines (CCGT) capacity.

In 2009, Gas Natural produced 28,728 GWh and distributed 21,435 GWh of electricity through its electricity distribution grid to approximately 3.7 million customers.

Colombia

In 2009, Gas Natural distributed 6,966 GWh of electricity through its electricity distribution grid to approximately 2.6 million customers. In October 2009, Gas Natural sold its stake in EPSA (with a 950 MW electricity generation capacity and approximately 1 million electricity distribution customers).

Costa Rica

In 2009, Gas Natural generated 199 GWh of electricity through its hydraulic generation capacity of 51 MW.

Dominican Republic

In 2009, Gas Natural generated 772 GWh of electricity through its thermal generation capacity of 198 MW.

Guatemala

In 2009, Gas Natural distributed 1,229 GWh of electricity through its electricity distribution grid to approximately 1.4 million customers.

Kenya

In 2009, Gas Natural generated 354 GWh of electricity through its thermal generation capacity of 112 MW.

Mexico

In December 2007, Gas Natural acquired five combined cycle plants and a gas pipeline from Empresa Distribuidora y Comercializadora Norte S.A. to EDF Internacional S.A. (“EDF”) and Mitsubishi in Mexico. The five plants have an aggregate installed capacity of 2,233 MW and the gas pipeline is 54 kilometers long. The assets were valued at US$1,448 million. Following the acquisition of Unión Fenosa the total installed capacity in Mexico has been increased to 3,803 MW and there is another 450 MW CCGT plant under construction. In 2009, the electricity generated and sold amounted to 20,921 GWh, including Unión Fenosa from May to December.

On December 24, 2009, Gas Natural agreed to sell to Mitsui and Tokio Gas 2,233 MW and a gas pipeline in order to readjust its portfolio in Mexico after the Unión Fenosa acquisition. This operation was completed on June 3, 2010.

Moldova

In 2009, Gas Natural distributed 1,484 GWh of electricity through its electricity distribution grid to approximately 800,000 customers.

Nicaragua

In 2009, Gas Natural distributed 1,562 GWh of electricity through its electricity distribution grid to approximately 700,000 customers.

Panama

In 2009, Gas Natural distributed 2,297 GWh of electricity through its electricity distribution grid to approximately 500,000 customers and generated 61 GWh of electricity through its hydraulic and thermal generation capacity of 33 MW.

Puerto Rico

In 2009, Gas Natural generated 1,717 GWh of electricity through its 254 MW interest in the EcoEléctrica CCGT generation plant.

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

Environmental factors are an important consideration in the planning, designing and operating of all Repsol YPF’s facilities. To ensure that Repsol YPF complies with all pertinent environmental principles, Repsol YPF created an Environmental Management System (EMS) in 1996. The Repsol YPF Executive Committee formulates Repsol YPF’s environmental policy and coordinates its implementation among the operating areas. Under the EMS, the operating units must obtain an ISO 14001 Certification for their environmental management systems. At December 31, 2009, 9 refineries, 8 chemical plants, 16 exploration and production operations, geophysical and drilling operations in Argentina, exploratory activities in Libya, 20 logistic terminals, 21 airplane refueling facilities, 5 pipes in Argentina, 15 lubricants and specialties factories and their corresponding distribution system, sales in Argentina, 3 distribution subsidiaries, 36 marine supply facilities, 33 service stations, 29 LPG factories, one underground gas storage facility and two technology centers covering almost all major industrial sites of Repsol YPF, were ISO 14001 certified.

Each of Repsol YPF’s operating units conduct significant programs to ensure that their operations are carried out in an environmentally acceptable manner. In 2009, 2008 and 2007, Repsol YPF’s investments in environmental matters were €282 million, €203 million and €169 million, respectively, on environmental programs that included improving effluent treatment equipment, energy saving and efficiency, reducing air emissions of pollutants from processing units and preventing the contamination of soils and underground water. In addition, in 2009, 2008 and 2007, Repsol YPF invested €41 million, €55.8 million and €43 million, respectively, to improve and build new units in its refineries in order to comply with fuel specifications. Because many environmental costs are strongly related to general operating costs at our facilities, some of Repsol YPF’s environmental cost estimates are developed using the American Petroleum Institute guidelines with adjustments made to account for the characteristics and technical criteria of Repsol YPF.

Factors which could significantly affect Repsol YPF’s operations and investments in the future include climate change and energy legislation, Law 26,093 in Argentina, the European Directive 2008/1/EC concerning integrated pollution prevention and control (IPPC) and the implementation of Law 26/2007 on environmental liability and its future regulation development.

In April 2009, the European Union (EU) adopted a package of climate change and energy Directives reflecting the objectives set for 2020 relating to: a reduction of global greenhouse gas emissions by at least 20% compared to the levels of 1990, an increase in the use of renewable energy up to 20% of total production and a reduction of energy consumption by 20% through the achievement of increased energy efficiency.

Directive 2009/28/EC on the promotion of the use of energy from renewable sources targets a 20% share of energy from renewable sources in energy consumption and a 10% share of energy from renewable sources in consumption of fuels for transportation in the EU for 2020, compared to 2005 levels. This Directive establishes the sustainability criteria to be met by biofuels, ensuring a minimum contribution to CO2 emissions reduction related to petrol and diesel use. In addition, each Member State must adopt a national plan of action for renewable energy which will set forth national goals and steps to be taken to achieve those goals.

Directive 2009/29/EC, which amends Directive 2003/87/EC and seeks to improve and expand the EU greenhouse gas emission allowance trading scheme, establishes an overall reduction target of 20% emissions by 2020, compared to 1990 levels. This will represent a 21% decrease in the rights available within the trading system, compared to 2005 levels. This rights reduction must be achieved in a linear fashion, pursuant to which allowances will be cut 1.74% per year.

Emission rights are primarily allocated through auctions. 50% of revenues generated by these auctions should be contributed, among others, to the Adaptation Fund implemented in the 14th Conference of the Parties (COP 14) held in Poznan, for climate change impact adaptation, financing of research and development activities, renewable energy development and the capture and geological storage of greenhouse gases. For sectors particularly exposed to international competition (such as the refining and chemical sectors) a free allocation based on sector benchmarking shall apply.

Directive 2009/30/EC on the specification of petrol, diesel and gas-oil, which introduces a mechanism to monitor and reduce greenhouse gas emissions, is aimed at monitoring, reporting and reducing emissions of greenhouse gases from fuel during its life cycle. This Directive sets forth certain technical specifications for fuels used for road vehicles, road mobile machinery, agricultural and forestry tractors, as well as vessels when they are not at sea, and sets a target for reducing greenhouse gases emissions during the life cycle per unit of energy originating from fuel or energy supplied. According to this Directive, providers must annually report on the intensity of greenhouse gases and fuel energy supplied. Member States shall require suppliers to reduce up to 10% the emissions of greenhouse gases during the life cycle per unit of energy originating from fuel or energy supplied. This reduction will consist of 6% with respect to biofuels, an additional indicative target of 2% with respect to geological capture and storage and electric vehicles, and a further indicative target of 2% in respect of Certified Emission Reductions (CER) from the Clean Development Mechanism.

Directive 2009/31/EC on the geological storage of carbon dioxide, provides the legal framework for safe geological storage of CO2 (permanent storage without risk to the environment and to human health), to help combat climate change. It establishes requirements to select storage locations, exploration permits, storage and operation permits and closing and post-closing licenses.

At a national level, Spain has begun the implementation of requirements contained in Directive 2009/29/EC, through Law 5/2009 which establishes reporting requirements for sectors entering the allowances trading scheme for greenhouse gases. In connection with the EU Emission Trading Scheme, pursuant to this Law, owners of facilities that develop activities listed in its Annex which are not subject to the allowances trading scheme in the period 2008-2012, must submit emissions data for the years 2007 and 2008 to the bodies of Spain’s Autonomous Communities before April 30, 2010.

Decree PRE/2827/2009, which modifies the amounts of sector allocations set out in the 2008-2012 National Allocation Plan for Greenhouse Gases Emission Rights, has reduced the quota assigned to the New Entrants Reserve to 6.058 million tonnes of CO2.

In Argentina, Law 26,093, mandates oil companies to blend all fuels with 5% of biofuels. Compliance with this law shall become mandatory in 2010. This law contemplates investments primarily targeted at obtaining biofuels, incorporating these to oil derived products and their logistical distribution. Since mid 2007, YPF has marketed biodiesel (a mixture of diesel with biofuels) in a growing number of service stations. The proportion of biofuels, which currently stands at 1.5%, will be increased to meet the 5% requirement set by the law.

In January 2008, the European Parliament adopted Directive 2008/1/EC on integrated pollution prevention and control (IPPC), which extends the scope of existing regulation to other polluting activities, such as medium sized combustion plants (between 20 and 50 MW), provides for more stringent emission limits for large combustion plants, and establishes annual inspections of industrial facilities that compare emission values with those under the best available technology.

Law 26/2007, which incorporates Directive 35/2004 on environmental liability, was approved in Spain in October 2007. On December 23, 2008, the rules for establishing the methodologies for determining risk scenarios and repair costs to define the financial guarantee coverage for environmental liability were published. Conditions for the financial guarantee requirement will be regulated by a Ministerial Order of the Ministry of Environment, Rural and Marine Affairs (to be adopted after April 30, 2010).

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

In the last two decades Spain has implemented legislation to liberalize the oil industry, the most recent manifestation of which is Hydrocarbons Sector Law 34/1998, of October 7, 1998, which has been amended by several provisions (such as Law 12/2007, of July 7) and implemented through numerous royal decrees and ministerial orders. Law 12/2007 establishes the criteria for allocating powers among the Spanish government and the central and regional administrations concerning the hydrocarbons sector.

The Spanish National Energy Commission (Comisión Nacional de Energía), a public agency with regulatory power which is attached to the Ministry of Industry, Tourism and Commerce, is in charge of ensuring effective competition, objectivity and transparency in the electricity and liquid and gaseous hydrocarbons markets, for the benefit of all market participants, including consumers.

Royal Decree-Law 4/2006 expanded the functions of the Spanish National Energy Commission. Pursuant to such Royal Decree, prior administrative authorization must be obtained for certain acquisitions or investments in companies that engage in regulated activities or activities that, although not regulated in the strict sense, are subject to significant oversight by administrative bodies in Spain. Notwithstanding this, on July 28, 2008, the European Court of Justice declared that the requirement to obtain said administrative authorization (regarding acquisitions carried out by Community Companies) is contrary to sections 43 and 56 of the EC Treaty.

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

The provision in Law 55/1999 (as amended by Law 62/2003) which required shareholdings of at least 3% of the capital stock of energy companies such as Repsol YPF by government entities (or other entities that are majority owned or controlled by government entities) to be notified to the Spanish Government (the “golden energy share” rule), was abolished by Royal Decree 6/2009, of May 7, 2009. The provision contained in Law 55/1999 had previously been challenged by the European Court of Justice on February 14, 2008.

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

The formula to determine, on a quarterly basis, the maximum retail prices before taxes, of bottled LPG, with the same or higher weight than 8 kg and lower than 20 kg, with the exception of the mixture cans for the use of LPG as fuel, was updated by Ministerial Order ITC/1858/2008 on June 26, 2008. However, the Spanish Government modified such automatic price setting formula on September 26, 2008 (by Ministerial Order ITC/2707/2008), as follows: maximum retail prices will be revised in an amount equal to 25% of the changes experienced by international prices, provided, however, that changes in maximum retail prices resulting from such revision are in the order of ±2% or higher in absolute value compared to maximum retail prices in the previous quarter. The retail marketing of bottled liquefied gas petrol may be carried out freely by any physical or legal person.

2.6.1.2	Natural Gas

Law 12/2007 of July 2, 2007 amended Law 34/1998 on the hydrocarbon sector, incorporating into Spanish law the European Parliament Directive 2003/55, and incorporating measures for achieving a completely liberalized market which will be the basis for greater competition, price reduction and improvement in the quality of service to the end-user.

This regulation abolishes the tariff system. The Directive addresses the role of the supplier of last resort, who shall be liable to supply consumers with deficient power of negotiation. Moreover, it shall fulfill such obligation for a maximum price (“last resort tariff”) which shall be established by the Ministry of Industry, Tourism and Trade. The Ministerial Order ITC/2857/2008, of October 10, 2008, regulates the last resort tariff for the natural gas and sets forth its calculation. Royal Decree 104/2010, of February 5, 2010, replaces Royal Decree 1068/2007 (which was declared null by a ruling of the Spanish Supreme Court on April 21, 2009) and establishes the framework for the supply of last resort.

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

2.6.1.4	Energy service companies

Royal Decree 6/2010, which incorporates Directive 2006/32/EC into Spanish law, lays down the definition of energy service companies and sets forth a Program of Voluntary Agreements to be entered into with such companies that will be instigated by the Ministry of Tourism and Commerce.

An energy service company is a natural or legal person with the capacity to deliver energy services in a user’s facility or premises, which accepts some degree of financial risk in delivering such services. The energy services may consist of a variety of different services, including investment and assets, construction or supply services which are necessary to optimize quality and energy cost reduction.

2.6.2	Argentina

2.6.2.1	Exploration and Production

The Argentine oil and gas industry is regulated by Law No. 17,319 (the “Hydrocarbons Law”). The Argentine government, through the Argentine Secretariat of Energy, issues regulations to complement such Law. The regulatory framework of this Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor, was responsible for their operation under a different framework than private companies. The Hydrocarbons Law establishes the basic framework for the regulation of oil and gas exploration and production in Argentina. The relevant national and provincial authorities may grant exploration permits after submission of competitive bids. The Hydrocarbons Law limits the number and total surface area of the exploration licenses or exploration concessions which an entity may hold.

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

In accordance with the current legal system (new Article 124 of the Argentine Constitution, Decree 546/2003, Law 26.197) oil and gas regulation falls under the jurisdiction of the National Government, whereas the provinces or the State shall be responsible for its enforcement, depending on where the fields are located.

On March 16, 2006, the Argentine Secretariat of Energy issued Resolution S.E. No. 324/06 establishing that holders of exploration permits and hydrocarbon concessions must file with such agency details of their proved reserves existing in each of their areas, certified by an external reserves auditor, each year. Holders of hydrocarbon concessions that export hydrocarbons are obliged to certify their oil and gas proved reserves. The aforementioned certification only has the meaning established by Resolution S.E. No. 324/06, according to which it is not to be interpreted as a certification of oil and gas reserves under the SEC rules.

In October 2006, Law 26.154 created a special regime applicable to oil and gas exploration activities in all Argentine provinces which had adhered to this regime and on the Argentine Continental Shelf. Interested parties must go into partnership with ENARSA in order to avail themselves of the numerous benefits of this regime.

In March 2007, the Argentine Secretariat of Energy issued Resolution No. 407/2007 which approved new regulations concerning the Oil and Gas Exploration and Production Companies Registry. According to Resolution No 407/2007, YPF, as a holder of Production Concessions and Exploration Permits, is banned from hiring or in any way benefiting from any company or entity which is developing or has developed oil and gas exploration activities within the Argentine continental platform without an authorization from the relevant Argentine authorities.

In November 2008, by virtue of Decree No. 2014/2008, the “Petroleum Plus Program” was created, aimed at increasing production and reserves by promoting new prospecting and exploitation investments. Pursuant to this program, those production companies that increase their production and reserves within the provisions of the program, will be entitled to receive export duty credits to be applied to exports taxes.

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

Through Resolution No. 265/2004 of the Secretariat of Energy, the Argentine government set up a program of useful cut downs on natural gas exports and related transportation. Said program was replaced by the Program of Rationalization of Gas Exports and the Use of Transportation Capacity (the “Program”) passed through Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy made an arrangement for industrial users and thermal generators (who from that Resolution shall purchase directly the natural gas from the producer) who might also be supplied with natural gas from export cut downs, through the Constant Additional Injection set up by that Resolution. By means of the Program and/or the Constant Additional Injection, the Argentine government requires natural gas export producers to deliver additional amounts of the said product to the domestic market to meet the demand of some users in the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contracted by YPF and it is compelled to charge the natural gas exports, whose execution has been conditioned. Additionally, the Argentine government has imposed certain restrictions to natural gas exports (together with the Program and the Constant Additional Injection, called the “Restrictions”). Based on the provisions of Rule No. 27/04, Resolution S.E. No. 659/04 and Resolution S.E. No. 752/05, the Argentine Secretariat of Energy and/or the Undersecretariat of Fuels have instructed YPF to re direct natural gas export volumes to the internal market, thereby affecting its natural gas export commitments. YPF has challenged the validity of the aforementioned regulations and resolutions, and has invoked the occurrence of a force majeure event under the corresponding natural gas export purchase and sale agreements. The counterparties to such agreements have rejected YPF’s position.

By the enactment of several rules adopted by the Secretariat of Energy and the Fuels Undersecretariat, a record system for the hydrocarbons and derivatives exports was restored and some obligations for supply to the local market were enforced, including the obligation to import some products as allowances for export, whether necessary to meet internal demand. On October 11, 2006, the Secretariat of Internal Commerce informed the refining companies and/or the wholesalers and/or the retailers that they must satisfy the fuel-oil demand in the whole territory of Argentina meeting the market growth. Additionally, Resolution No. 394/07 of November 16, 2007, has increased taxes on crude and derivative exports in Argentina. See “—Taxation” below.

On June 14, 2007, through Resolution No. 599/07, the Secretariat of Energy passed a proposal in agreement with natural gas producers concerning the supply of natural gas to the domestic market for the 2007-2011 period (“Agreement 2007-2011”). YPF signed the Agreement 2007-2011.

The Argentine Secretariat of Energy, through Resolution No. 1070/2008 issued on October 1, 2008, ratified the Complementary Agreement entered into between Argentine natural gas producers and the Argentine Secretariat of Energy on September 19, 2008, extending its term until December 31, 2009. The Complementary Agreement, which has been signed by YPF, (i) modifies gas prices at the wellhead; (ii) segments the residential sector in terms of natural gas demand, and (iii) establishes the requirement that natural gas producers contribute to the fiduciary fund created by Law No. 26,020 to subsidize the price of LPG consumed by lower income customers. On January 13, 2010, the natural gas producers signed an addendum to the Complementary Agreement which extends the commitment to contribute to the fiduciary funds created by Law No. 26,020 until December 31, 2010.

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

Executive Decree No. 2067/2008 of December 3, 2008, created a fiduciary fund to finance natural gas imports destined for injection into the national pipeline system, when required to satisfy the internal demand. The fiduciary fund will be funded through the following mechanisms: (i) various tariff charges to be paid by users of regular transport and distribution services, gas consumers that receive gas directly from producers and companies that process natural gas; (ii) special credit programs that may be arranged with domestic or international organizations; and (iii) specific contributions assessed by the Argentine Secretariat of Energy on participants in the natural gas industry. To date, the competent authorities have only imposed the tariff on users of transport and distribution services. This decree has been subject to different judicial claims and various judges throughout Argentina have issued precautionary measures suspending its effects. Through Resolution N° 1.417/2008, the Secretariat of Energy determined the new basin prices for the residential segment applicable to the producers that signed the Complementary Agreement.

On July 17, 2009, the Ministry of Federal Planning, Public Investment and Services and certain natural gas producers (including YPF) signed an agreement which set forth: (i) natural gas prices at the wellhead for the electric power generators segment from July to December 2009, and (ii) amounts to be received by natural gas producers for volumes sold to the residential segment from August 2009 onwards. The previously mentioned amounts will be adjusted monthly so that the resulting amounts represent 50% of the amount collected by the fiduciary fund to finance natural gas imports.

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

The Department of Federal Planning, Public Investment and Services, by Resolution No. 459/07 of July 12, 2007, created the “Energy Substitution Program” (Programa de Energía Total), which is designed to mitigate shortages of natural gas and electricity by encouraging industrial users to substitute natural gas and electricity during the Argentine winter with imported diesel, fuel oil and LPG subsidized by the government. Resolution No. 1451/2008 of the Department of Federal Planning, Public Investment and Services extended the Energy Substitution Program until December 31, 2009, and Rule No. 287/08 of the Sub-Secretary of Coordination and Control, issued on December 19, 2008, approved the general plans for implementation of the Energy Substitution Program for 2009. Under this program, ENARSA imports diesel, fuel oil, LPG and natural gas that YPF buys from ENARSA at the prevailing domestic prices and then sell to consumers in Argentina, mostly at similar prices. The Energy Substitution Program has recently been extended for the year 2010.

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

Additionally, the Resolution of the Ministry of Economy and Production No. 127/2008 increased export taxes applicable to natural gas and LPG. Consequently, Resolution No. 534/06 was amended, raising the rate applicable to natural gas exports from 45% to 100% considering as a base for its calculation the higher price established in any contract for the import of such product, abandoning, as a result, the reference to the Framework Agreement between Argentina and Bolivia for the sale of natural gas. With respect to LPG, Resolution No. 127/2008 set forth a reference price and a price allowed to producers. According to the Resolution, if the international price of such product is under the reference price, the applicable rate will be 45%. If the international price exceeds the reference price, the rate is variable and incremental. See “Item 1. Key information about Repsol YPF—Risk Factors—Repsol YPF has extensive operations in Argentina”.

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

2.6.3	Other countries

2.6.3.1	Venezuela

The Basic Hydrocarbons Law (Ley Orgánica de Hidrocarburos or LOH) regulates migration from the former operating agreements to mixed-ownership enterprises. On June 20, 2006 the Energy and Petroleum Ministry approved the incorporation of the oil company Petroquiriquire, S.A., in which Repsol YPF has a 40% interest and PDVSA has a 60% stake. Quiriquire Gas, S.A.’s License for Exploitation of Non-Associated Natural Gas was approved on June 20, 2006 and granted in March 2007. Repsol YPF and PDVSA have an interest of 60% and 40%, respectively, in Quiriquire Gas, S.A.

On September 2, 2009, the Venezuelan National Assembly authorized Petroquiriquire, S.A. to pursue exploration and production activities in Barúa-Motatán as part of its corporate purpose as a mixed company. The exploration and production rights for this block were granted by the National Executive via Presidential Decree No. 7,121, published on December 15, 2009. The Barúa-Motatán incorporation process was completed during the first quarter of 2010 (see Note 38 to the Consolidated Financial Statements included elsewhere in this annual report).

2.6.3.2	Bolivia

The Bolivian oil and gas industry is regulated by Law No. 3,058 of May 19, 2005 (the “Hydrocarbons Law”).

On May 1, 2006 Supreme Decree 28,701 (the “Nationalization Decree”) was published, which nationalized Bolivia’s oil and gas and transferred the ownership and control thereof to the Bolivian state company Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”). Furthermore, the shares required to enable YPFB to control at least 50% plus one vote in different companies, among them Empresa Petrolera Andina, S.A., currently known as YPFB Andina S.A. (“YPFB Andina”), were nationalized.

As a result of the above, Repsol YPF entered into a share purchase agreement with YPFB, along with the corresponding shareholders’ agreement, by virtue of which 1.08% of the share capital of YPFB Andina was transferred to YPFB. The shareholders’ agreement stipulates, among other provisions: (a) a two-year period of joint operation of YPFB Andina, during which time Repsol YPF is entitled to appoint some executives in certain business areas; (b) mutual rights of first refusal over any share sales; (c) certain “Mutually Agreed Decisions” to be taken jointly by the management and boards of Repsol YPF and YPFB.

Operating Contracts

According to the Hydrocarbons Law and the Nationalization Decree, Repsol YPF E&P Bolivia S.A. and its subsidiary YPFB Andina entered into Operating Contracts with YPFB, which establish the conditions for the prospecting and production of hydrocarbons in Bolivia, effective as of May 2, 2007.

Subsequently, in April 2008, rules were issued that (i) established the conditions and parameters for the recognition, approval and publication by YPFB of recoverable costs within the framework of the Operating Contracts (Supreme Decree No. 29504) and (ii) amended the regulations governing the settlement of royalties and participations to the Bolivian Treasury to conform with the terms of the Operating Contracts (Supreme Decree No. 29528). Additionally, in accordance with the terms of the Operating Contracts, on May 8, 2009, Repsol YPF E&P Bolivia S.A. executed Natural Gas and Liquid Hydrocarbon Delivery Agreements with YPFB for the various operating areas in which it operates; these agreements establish the terms and conditions governing the delivery of natural gas and liquid hydrocarbons to YPFB. Likewise, on the same date, Repsol YPF E&P Bolivia S.A. executed with YPFB the Payment Procedure Agreements that establish the mechanisms and forms of payment of remuneration to Repsol YPF E&P Bolivia S.A. as a Title Holder of the Operating Contracts (the “Title Holder Retribution”). On March 26, 2010, Repsol YPF E&P Bolivia S.A., as Title Holder of the Operating Contract related to the Caipipendi Area, subscribed with YPFB the First Amendment to the Natural Gas Delivery Agreement for such area. This amendment provides for additional volumes to be delivered by the Title Holder to YPFB, which will in turn be sold to ENARSA in Argentina.

Also in relation to these Operating Contracts, on October 14, 2009, Supreme Decree No. 0329 was issued approving the Contracting Rules for the Title Holders under the umbrella of the Operating Contracts. These rules are designed to regulate the tendering, contracting and purchase of materials, works, goods and/or services by Operating Contract Title Holders.

As of the date of this annual report, certain aspects of the Operating Contracts and the settlement of liabilities existing prior to their execution remain unregulated. Among these pending issues, the most relevant are the process for settlement and conciliation of accounts with YPFB and the formalization of the form of payment of VAT on the Title Holder Retribution, which was acknowledged and paid by YPFB with Tax Credit Notes (negotiable securities) in December 2008.

New Bolivian Constitution

Bolivia enacted its new Constitution on February 7, 2009 which stipulates, among other matters, that: (i) hydrocarbons are the inalienable and imprescriptible property of Bolivians; (ii) by virtue of belonging to the Bolivian people, securities evidencing an ownership interest in Bolivia’s natural resources may not be listed and traded on securities markets or used to securitize or pledge financial transactions; (iii) the Bolivian State, on behalf of the Bolivian people and as their representative, exercises ownership of all the country’s oil and gas production and is the sole entity authorized to market this output; (iv) all income received from the sale of oil and gas shall be the property of the Bolivian State; (v) the Bolivian State shall define the oil and gas policy and shall promote its comprehensive, sustainable and equitable development and guarantee energy sovereignty; (vi) YPFB is the sole entity authorized to control and manage the oil and gas productive and commercial chain; (vii) YPFB may not transfer its rights and obligations in any form or under any regime, tacitly or expressly, directly or indirectly; YPFB is authorized to enter into service agreements with Bolivian and foreign public, mixed or private entities for the execution of certain production chain activities on YPFB’s behalf in exchange for compensation or a service fee; (viii) YPFB may incorporate mixed economy associations or companies for the execution of hydrocarbon-related activities, in which YPFB must hold a mandatory interest of no less than 51% in these entities’ total share capital.

Repsol YPF believes that the majority of these provisions were fully effective prior to their incorporation into the new Constitution by virtue of the Hydrocarbon Law and Nationalization Decree. In relation to the Operating Contracts, while they could be deemed to fall under the scope of the constitutional provisions, complementing legislation dealing specifically with the hydrocarbons sector is still pending, such as a new hydrocarbon act or a law that specifically ratifies and governs the concession operating contracts.

In the opinion of our management, the new Bolivian Constitution will require enactment of a series of additional laws and regulations.

Other regulatory provisions

On May 22, 2009, the Ministry of Hydrocarbons and Energy issued Ministerial Resolution No. 101/2009, approving the timeline for restructuring YPFB’s production and transport plans. In accordance with the timeline set in this resolution, the development and transport plans were presented on November 29, 2009.

Ministerial Resolution No. 088/2010, dated March 25, 2010, has modified the priority for allocation of oil and gas production volumes to the various markets originally set forth by Ministerial Resolutions No. 255/2006 and 91/2009, and establishes the following order of priority: (i) with respect to natural gas: (1) the internal market, and (2) the export market, according to the chronological order in which YPFB subscribed the corresponding gas export purchase agreements; and (ii) with respect to liquid hydrocarbons: (1) the internal market, and (2) the export market. The referred Ministerial Resolution supplements the dispositions that have been established in the Operating Contracts and in the Natural Gas Delivery Agreements related to the volumes to be assigned by YPFB.

2.6.3.3	Ecuador

On March 29, 2006, by means of Law 2006-42, the Government of Ecuador required contractors of all prospecting and exploitation joint contracts of hydrocarbons to pay at least 50% of the “surpluses of crude oil.” This percentage is the difference between the value of the interest of each contractor in all the hydrocarbons exploration and exploitation contracts, according to the price of oil as of the date of the execution of the contract (calculated on the basis of the monthly average sale price expressed in fixed values) and its value in accordance to the price of oil on the date of sale by the contractors. On October 4, 2007, Executive Decree Nº 662, which amends Executive Decree Nº 1,672, increased the stake of the State over the oil surpluses up to 99%.

On June 9, 2008, the companies constituting the consortium of contractors of Block 16, in disagreement with the application of this new encumbrance, filed with the International Centre for Settlement of Investment Disputes (ICSID), an application for international arbitration against Petroecuador and the Government of Ecuador pursuant to the relevant Participation Agreement. The total amount paid under Law No. 2006-42 by the consortium of contractors under protest as of March 2008, was US$591.5 million (€425 million), amount for which Repsol YPF and the other members of the consortium of contractors claim compensation to Petroecuador and the Government of Ecuador before the ICSID. Repsol YPF’s current direct and indirect share in the consortium of Block 16 is 55%.

Via executive order, Petroecuador claimed payment by the consortium of contractors of the balance of surplus profits which have not yet been paid, in respect of which Repsol YPF Ecuador S.A. filed for an injunction in the aforementioned arbitration proceedings brought before the ICSID in a pre-emptive move. On March 12, 2009 Repsol YPF Ecuador S.A. executed an installment payment agreement with Petroecuador covering the amounts subject to the claim, under which two payments have already been made.

On March 12, 2009, Repsol YPF Ecuador S.A. (Ecuador Branch), as operator of Block 16, signed a modified Participation Agreement which extends the concession to operate Block 16 from January 31, 2012 to December 31, 2018, although the Participation Agreement will be terminated early if a Services Agreement (which shall replace the Participation Agreement) is not negotiated and executed within a period of one year. This deadline can be extended by mutual agreement. During this transition period, the Government of Ecuador has undertaken to reduce the tax on extraordinary profits from 99% to 70%. At the end of 2009, the aforementioned transition period was extended by an additional year, until March 12, 2011 (a deadline which can also be extended by mutual agreement). In March 2010, the Government of Ecuador submitted a proposal for a new Services Contract to oil companies operating in the country. As of the date of this annual report, Repsol YPF is analyzing such proposal.

New Constitution in Ecuador

On October 20, 2008 the new Constitution of Ecuador, which makes certain amendments to hydrocarbons regulations, was published in the Official State Gazette. In accordance with article 408 of the new Constitution, the Ecuadorian State is entitled to retain a portion of the profits deriving from the sale of Ecuador’s oil and gas resources in an amount that shall not be less than the earnings retained by its producer. A similar provision had already been set forth in the operating licenses but had never been incorporated into a constitution. As a result of the new Constitution, new hydrocarbons regulations are currently being drafted.

2.6.3.4	Other countries

Repsol YPF’s operations are subject to an extensive variety of legislation and regulatory frameworks in the other countries in which it operates. All aspects of the activities performed, including, inter alia, land occupancy, production rates, royalties, price-setting, environmental protection, export rates, exchange rates, etc., are covered by such legislation and regulatory frameworks. The terms of the concessions, licenses, permits and agreements governing the Group’s interests vary from one country to another. These concessions, licenses, permits and agreements are generally awarded or jointly carried out with government bodies or state companies and occasionally with private sector entities.

2.7	Description of Property

Most of our property, consisting of service stations, refineries, manufacturing facilities inventory, storage facilities and transportation facilities, is located in Spain and Argentina. We also have interests in crude oil and natural gas reserves. Most of these reserves are located outside of Spain, with most being located in Argentina and Trinidad and Tobago.

There are several classes of property which we do not own in fee. Our petroleum exploration and production rights are in general based on sovereign grants of a concession. Upon the expiration of the concession, the exploration and production assets associated with a particular property subject to the relevant concession revert to the sovereign. In addition, at December 31, 2009, we leased 1,984 service stations to third parties, 1,687 of which were located in Spain and 16 in Argentina, and 2,822 service stations that are owned by third parties and operated under a supply contract for the distribution of our products, of which 947 were located in Spain and 1,484 in Argentina.

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

Among our activities, our LPG and natural gas businesses have the most significant degree of seasonality in relation to climate conditions, with increased activity in winter and decreased activity in summer in the Northern Hemisphere. Our activities in Latin America, however, partially offset this effect as winters in the Southern Hemisphere coincide with summers in the Northern Hemisphere, thus reducing the seasonality effect on our natural gas business.

2.9	Risk Control Systems

We do business in many countries, under a number of regulatory frameworks and in all the activities of the oil and gas business. As a result, we are exposed to:

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

•

Operating risks (including the risks of accidents and natural catastrophes, uncertainty regarding the geological characteristics of oil and gas fields, safety and environmental risks and reputation risks, such as those relating to corporate ethics and the social impact of our business).

•	Economic environment risks (including those resulting from international and local business cycles, technological innovations in the industries in which we operate, etc.).

We consider that our salient risks are those that could jeopardize the achievement of the goals of our Strategic Plan and particularly that of maintaining our financial flexibility and solvency in the long term. We are prudent in the management of our assets and businesses. Nevertheless, many of the risks mentioned above are inherent in our business and beyond our control, so that they cannot be entirely eliminated.

We have an organization, procedures and systems that allow us to identify, measure, assess, set priorities and control the risks to which the Group is exposed and to decide to what extent such risks will be assumed, managed, mitigated or avoided. Risk analysis is an integral part of decision-making in the Group, both at centralized management level and in the management of the various business units, and special attention is given to the existence of several risks at the same time or to the possible effects of diversification in the aggregate.

We have the following independent analysis, supervision and control units specialized in different risk management aspects:

•

An Internal Audit Unit, which focuses on the on-going assessment and improvement of existing controls with a view to guaranteeing that potential risks of all kinds (control, business, reputation, etc.) that could affect the achievement of the strategic goals of the Group are identified, measured and controlled at all times.

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

•

A Middle Office Unit, part of the Markets Division, responsible for: (i) calculating, tracking, monitoring and assessing at market the liquidity positions, foreign exchange and interest rate risk positions, (ii) measuring of the risk position and analysis of the sensitivity of the result and the value of products and instruments traded to various risk factors, and (iii) developing and validation of the methodology of measurement and valuation of instruments and positions according to best market practices.

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

•

A Safety and Environment Unit, which is in charge of (i) defining and monitoring the strategic safety and environmental objectives and guidelines for the company and performing follow-up, (ii) establishing corporate safety and environmental rules (policy, standards, procedures, manuals, and guidelines) for the company and the mechanisms needed to disseminate them, (iii) identifying and leading corporate safety and environmental projects, advising units in their implementation and monitoring the progress, (iv) establishing key performance indicators, monitoring the company’s performance regarding safety and environmental issues and proposing improvement actions, (v) promoting the creation of workgroups and the exchange of safety and environment best practices, and (vi) coordinating safety and environmental audits and following them up.

•

A Corporate Responsibility Unit, which is part of our Corporate Responsibility and Institutional Services Division, and which is responsible for advising, promoting and coordinating the Company’s corporate responsibility strategy, which includes: (i) proposing corporate regulations, manuals or guides, goals, indicators and other corporate responsibility management tools, and disseminating them in a complementary manner to other general governance materials distributed within the Group; (ii) coordinating dialogue, at a corporate level, with stakeholders of the Company and communicating their expectations to the Corporate Responsibility Committee, as well as monitoring dialogue with stakeholders concerning any relevant ethical and socio-environmental contingencies at a corporate level; (iii) tracking the Company’s corporate responsibility’s performance, informing the Strategy, Investments and Corporate Social Responsibility Commission of the Board of Directors, the Executive Committee and the Corporate Responsibility Committee of such performance; (iv) consolidating information on corporate responsibility at a Group level, and developing the Company’s communication tools, such as the Annual Corporate Responsibility Report, the Corporate Responsibility Web and specific corporate responsibility reports required by certain sustainability indexes; and (v) representing the Company at external corporate forums on issues of corporate responsibility, reporting the Group’s corporate positions, compiling the relevant information about competitors’ best practices and reporting this information to the Corporate Responsibility Committee.

•

A Financial Reporting Internal Control Unit, responsible for monitoring and managing of the internal economic and financial reporting control system, which was introduced to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. The system we have adopted is based on the conceptual framework defined in the committee of sponsoring organizations of the Treadway Commission (COSO) model.

•

A Reserves Control Unit, which aims to make sure that estimates of our proved reserves comply with prevailing legislation of the different securities markets in which we are listed. It also makes internal audits of reserves, coordinates reserves audits, estimates or reviews by third party reserves engineers and assesses the quality controls on reserve reporting, making appropriate suggestions within a process of continuous improvement and application of best practices.

In addition, there are several functional and business committees entrusted with the oversight of risk management activities within their field of responsibility.

For further information please see Item 1. “Key Information about Repsol YPF—Risk Factors”, and “Item 2. Information on Repsol YPF—Oil and Gas Reserves—Internal Controls on Reserves and Reserves Audits”.

3. Operating and Financial Review and Prospects

You should read the information in this section together with the Consolidated Financial Statements and the related notes included in this annual report.

As discussed in “Presentation of Certain Information—Interest in Alberto Pascualini Refap, S.A.”, in order to improve the comparability of our 2008 consolidated financial statements with those of 2009 and in accordance with IAS 31, our 2008 consolidated financial statements have been retrospectively modified to proportionally consolidate Repsol YPF’s 30% interest in REFAP during the entire year.

3.1	Factors Affecting Our Consolidated Results of Operations

3.1.1	Main Factors

Crude Oil and Natural Gas Prices. Changes in crude oil and natural gas international benchmark prices and natural gas regional prices significantly affect our earnings. In 2009, upstream activities (including our Upstream business segment and YPF’s upstream activities) represented approximately 49% of our operating income, compared to 54% in 2008. Higher crude oil and natural gas prices have a positive effect on our results of operations as upstream exploration and production businesses benefit from the resulting increases in prices realized from production. Lower crude oil and natural gas prices have a negative effect on the results of exploration and production by reducing the economic recoverability of discovered reserves and the prices realized from production.

Per barrel Brent crude oil benchmark prices averaged US$61.67 in 2009, US$97.26 in 2008 and US$72.39 in 2007. Political developments throughout the world (especially in the Middle East) as well as the outcome of meetings of the Organization of the Petroleum Exporting Countries (“OPEC”) can particularly affect world oil supply and oil prices. International reference crude oil prices and demand for crude oil may also fluctuate during economic cycles. Weakening global demand has depressed commodity prices in the last two years. In 2008, oil prices have declined by over 70 percent from their peak of over US$145 per barrel (WTI) in July 2008, reflecting the major downturn in the global economy, despite the decision by the OPEC to reduce production. In 2009, oil (WTI) has traded in a range of between approximately US$35 and US$80 a barrel. Per million Btu, Henry Hub natural gas benchmark prices averaged US$4.0 in 2009 and US$9.0 in 2008.

The effect of changes in the price of crude oil and other raw materials on chemicals, refining, marketing and gas margins, depends on how quickly and the extent to which the prices we charge for our petroleum products and LPG are revised to reflect such changes.

Refining margins. Refining margins affect Downstream results. These margins are affected by many factors, including, among others, end user demand for oil products, the level of crude market supply, which may also influence the level of product market supply for extended periods, the light-heavy crude oil and product supply and demand balance and refining capacity utilization.

Natural gas market. The natural gas sector is generally considered to have the greatest growth opportunities globally. Accordingly, LNG supply is satisfying the growing demand for natural gas in markets that are long distances away from the actual source of the demand, which offers great possibilities of growth in this sector. Prices of natural gas on an international level in 2009 were lower than prices in 2008, as a result of the convergence of benchmark prices in the Atlantic Basin market (Henry Hub and National Balancing Point) and the growing LNG oversupply due to reduced demand of natural gas following the global economic crisis, growing non conventional gas production in key markets such as North America and the start up of new LNG production facilities.

The natural gas market in Spain has been progressively liberalized. In line with the set schedule, the entire Spanish gas industry was deregulated on July 1, 2008 with the elimination of the regulated gas supply requirements. See “Item 2. Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Natural Gas.”

Exchange rates. Repsol YPF faces exchange rate risk because the revenues and cash receipts it receives from sales of crude oil, natural gas and refined products are generally denominated in U.S. dollars or influenced by the U.S. dollar exchange rate, while a significant portion of Repsol YPF’s expenses are denominated in the local currency of the countries where it operates. An increase in the value of the U.S. dollar against these currencies tends to increase Repsol YPF’s net income. By contrast, a decrease in the value of the U.S. dollar against these currencies tends to decrease Repsol YPF’s net income. In addition, Repsol YPF publishes its statement of income in euro by translating revenues and expenses expressed in currencies other than the euro at average exchange rates for the period. Therefore, fluctuations in the exchange rates used to translate these currencies into euro could have a material adverse effect on Repsol YPF’s income expressed in euro.

Prices for LPG in Spain. Prices for LPG in Spain are subject to maximum selling price formulas which are established by the Spanish government. See “Item 2. Information on Repsol YPF—Regulation of the Petroleum Industry—Spain—Liquid Hydrocarbons, Oil and Petroleum Derivatives.”

3.1.2	Critical Accounting Policies

3.1.2.1	Basis of Presentation of the Consolidated Financial Statements

Repsol YPF prepares its consolidated financial statements from its accounting records and those of the companies composing the Repsol YPF Group, which are presented in accordance with current legislation, the Spanish Corporations Law (Ley de Sociedades Anónimas), IFRS as adopted by the European Union and as issued by the IASB and consolidation regulations. See Notes 3 and 4 to the Consolidated Financial Statements included elsewhere in this annual report.

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

Certain accounting estimates are considered to be critical if (a) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (b) the impact of the estimates and assumptions on Repsol YPF’s financial condition or operating performance is material.

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

In December 2008, the SEC approved revisions to its oil and gas reporting requirements that are intended to provide investors with a more meaningful and comprehensive understanding of oil and gas reserves. Key revisions include changes to (i) the pricing used to estimate reserves, which will be valued based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, rather than a spot price at the end of the fiscal year; (ii) the ability to include nontraditional resources in reserves; (iii) the use of reliable technology for determining reserves; and (iv) permitting disclosure of probable and possible reserves. The foregoing revisions to the SEC’s oil and gas reporting requirements are in effect since January 1, 2010 and apply to registration statements filed on or after such date and to annual reports for fiscal years ending on or after December 31, 2009, including this annual report on Form 20-F. On January 6, 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-03, Oil and Gas Reserve Estimation and Disclosures. The ASU aligns the current oil and gas reserve estimation and disclosure requirements of FASB Accounting Standards Codification Topic (ASC) 932, “Extractive Activities—Oil and Gas”, with those in SEC Final Rule, Modernization of Oil and Gas Reporting (Release Nos. 33-8995; 34-59192; FR-78; File No. S7-15-08; December 31, 2008).

Repsol YPF manages its hydrocarbon resources on a project management basis: exploration of basin and prospects (non-proved reserves), appraisal (non-proved reserves) and development and production categories (proved reserves). When a discovery is made, volumes transfer from the exploration category to the appraisal category.

Resources in a field will only be categorized as proved reserves when all the criteria for attribution of proved status have been met, including an internally imposed requirement for project approval and final investment expected within six months and, for additional reserves in existing fields, the requirement that the reserves be included in the business plan and scheduled for development within five years.

After approval, all booked reserves will be categorized as proved undeveloped (PUD). Volumes will subsequently be categorized from PUD to proved developed (PD) as a consequence of development and production activities. When part of a well’s reserves depends on a later phase of activity, only that portion of reserves associated with existing, available facilities and infrastructure moves to PD. The first PD booking will occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Over time, undeveloped reserves are reclassified into the developed category as new wells are drilled, existing wells are recompleted and/or facilities to collect and deliver the production from existing and future wells are installed. Changes to reserves booking may be made due to analysis of new or existing data concerning production, reservoir performance, commercial factors, acquisition and divestment activity, additional reservoir development activity, legal, tax or regulatory changes. See Item 1. “Key Information about Repsol YPF—Risk Factors—Repsol YPF’s oil and natural gas reserves are estimates” for a more complete discussion on why measures of reserves are not precise and are subject to revision. See also “Item 2. Information on Repsol YPF—Oil and Gas Reserves—Changes in Repsol YPF’s Estimated Net Proved Reserves.” See “Item 2. Information on Repsol YPF—Oil and Gas Reserves—Internal Controls on Reserves and Reserves Audits” for a detailed discussion of reserves estimates internal controls and audits.

Repsol YPF records its oil and gas exploration and production activities using the successful-efforts method. See Note 4.6 c) (“Accounting Policies—Property, plant and equipment, Recognition of oil and gas exploration and production transactions”) to the Consolidated Financial Statements for a detailed discussion of the accounting policies applied by the Group.

All capitalized cost under the above principles is amortized as follows:

(i)	Capitalized acquisition costs relating to proved properties are amortized using the unit-of-production method over the estimated commercial useful life of such properties on the basis of the ratio of annual production to the total estimated proved oil and gas reserves at the beginning of the period.

(ii)	Capitalized costs relating to exploratory wells and exploratory-type stratigraphic test wells where proved reserves have been found and capitalized development costs and subsequent investments aimed at developing and lifting oil and gas reserves from these wells are amortized using the unit-of-production method over the estimated commercial useful life of such assets on the basis of the ratio of annual production to the total estimated proved developed reserves at the beginning of the period.

(iii)	Costs relating to unproved properties or properties under evaluation are not amortized but are subject to an impairment test. Unproved properties are assessed at least once a year or whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Any impairment loss is recognized in the then-current period income statement.

Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves are considered on a prospective basis in calculating amortization. In 2009, 2008 and 2007 Repsol YPF recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to €1,886 million, €1,644 million and €1,685 million, respectively. If proved reserves estimates are revised downward, net income could be negatively affected in the future by higher depreciation expense.

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

Environmental costs. Repsol YPF estimates in recording costs and establishes provisions relating to compliance with environmental laws and third party claims to perform clean-ups or remediation based on currently available information and existing laws and regulations. For environmental provisions costs can differ from estimates because of changes in laws and regulations, discovery and analysis of site conditions and changes in technology. See Note 36 to the Consolidated Financial Statements.

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

Impairment losses on tangible assets, intangible assets and goodwill

In order to ascertain whether its assets have become impaired, the Group compares their carrying amount with their recoverable amount at the balance sheet date or more frequently if there are indications that the assets might have become impaired. For that purpose, assets are grouped into cash-generating units as they generate cash flows which are independent from other units.

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

Impairment of oil and gas assets. Oil and gas producing properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The impairment is calculated as the difference between the market value or, if appropriate, the discounted estimated future cash flows from its proved reserves and unproved reserves (the latter of which is adjusted by risk factors in the manner mentioned below), in each cash generating unit at the year end and the net book value of the assets relating thereto. Expected future cash flows from the sale or production of reserves are calculated considering crude oil prices based on a combination of market prices available in the financial community. The discounted values of cash flows are determined using a reasonable and supportable discount rate based on standard WACC-CAPM (weighted average cost of capital – capital asset pricing model) assumptions including, if appropriate, a risk premium related to this type of asset (and not to the resulting cash flows). The estimated cash flows are based on future levels of production, the future commodity prices, development costs, estimates of future expenditures necessary with respect to undeveloped oil and gas reserves, field decline rates, market demand and supply, economic and regulatory climates and other factors. The impairment reviews and calculations are based on assumptions that are consistent with Repsol YPF’s business plans and long-term forecasts used for investment decisions.

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

Charges for impairment are recognized in Repsol YPF’s results from time to time as a result of, among other factors, adverse changes in the estimated recoverable reserves from oil and natural gas fields, and changes in economic or regulatory conditions in certain countries. If proved reserves estimates were revised downward, net income could be negatively affected by higher impairment charges on the property’s book value. In 2009 and 2008, Repsol YPF recorded net income in the amount of €134 million and €51 million, respectively, and in 2007 a net expense of €16 million, related to fixed-asset reevaluations for the upstream business (including our Upstream business segment and YPF’s upstream activities). See Note 10 to the Consolidated Financial Statements for the detailed technical reasons that have led to the provisions and reversals thereof described above.

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

Derivatives are recorded at fair value using quoted market prices when available. Market values for some contracts may not be readily determinable because the duration of a contract exceeds the liquid activity in a particular market or due to other particular circumstances. If no active trading market exists for a contract, holders of these contracts must calculate fair value using internally developed valuation techniques or models. Key components used in these valuation techniques include price curves, volatility, correlation, interest rates, credit spreads and term. Of these components, volatility and correlation are the most subjective. Internally developed valuation techniques include the use of interpolation, extrapolation and fundamental analysis in the calculation of a contract’s fair value.

While Repsol YPF uses common industry practices to develop its valuation techniques, changes in Repsol YPF’s pricing methodologies or underlying assumptions could result in significantly different fair values and could effect income and/or shareholders’ equity recognition.

3.2	Overview of Consolidated Results of Operations

Income Statement

	Year ended December 31,
	2009	2008 (1)	2007
	(millions of euro)
Operating revenues	49,032	61,711	55,923
Operating expenses	(45,788)	(56,691)	(50,115)

Operating income	3,244	5,020	5,808
Financial result	(468)	(544)	(224)

Net income before tax and share of results of companies accounted for using the equity method	2,776	4,476	5,584
Income tax	(1,130)	(1,861)	(2,338)
Share of results of companies accounted for using the equity method	86	66	109
Net income from discontinued operations	12	—	—
Net income	1,744	2,681	3,355
Attributable to the parent	1,559	2,555	3,188

Attributable to minority interest	185	126	167

(1)	In order to improve the comparability of our 2008 consolidated financial statements with those of 2009, and in accordance with IAS 31, our 2008 consolidated financial statements have been retrospectively modified to proportionally consolidate Repsol YPF’s 30% interest in REFAP during the entire year. See “Presentation of Certain Information—Interest in Alberto Pascualini Refap, S.A.”

Operating Revenues

Operating revenues in 2009 were €49,032 million, a 20.5% decrease from €61,711 million in 2008. This decrease reflected a decrease in average sale prices (principally oil and gas realization prices for upstream businesses and oil products sale prices for downstream businesses), a 9.7% decline in total oil product sales to 53.3 million tonnes in 2009 and a weak performance of the chemical business as a result of declining demand, which was partially offset by the strengthening of the dollar against the euro, which increased from an average of US$1.4695 per euro in 2008 to US$ 1.3955 per euro in 2009.

Operating revenues in 2008 were €61,711 million, a 10.3% increase from €55,923 million in 2007. This increase reflected an increase in average oil realization prices and improved refining margins, offset in part by the weakness of the dollar against the euro, which declined from an average of US$1.3797 per euro in 2007 to US$1.4695 per euro in 2008. Operating revenues were also negatively affected by a 3.9% decline in total oil product sales to 59.7 million tonnes in 2008.

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

Operating Income

Operating income in 2009 was €3,244 million, a 35.4% decrease from €5,020 million in 2008. This year-on-year decline was primarily due to lower annual average oil and gas prices, lower refining margins, lower oil products sales and the weak performance of the chemical business, which were partially offset by cost saving efforts and lower exploration expenses.

Operating income in 2008 was €5,020 million, a 13.6% decrease from €5,808 million in 2007. This year-on-year decline, despite higher annual average oil prices, was due to several factors, including lower production, inventory losses due to falling prices and the weak performance of the chemical business, due to decreased demand.

Financial Result

Our financial result in 2009 was a net expense of €468 million compared with a net expense of €544 million in 2008. This year-on-year decrease, despite a higher net interest expense, was mainly due to increased foreign exchange gains compared to 2008 and, to a lesser extent, gains associated with our interest rate hedging instruments (as explained further below).

Net interest expense in 2009 increased by €182 million compared to 2008, despite the drop in interest rates in 2009, principally due to higher average indebtedness during the year as a result of the debt incurred by Gas Natural in connection with the acquisition of Unión Fenosa and the proportional consolidation of Unión Fenosa’s debt. With respect to foreign exchange gains, currency hedging gains increased to €306 million in 2009 (from €86 million in 2008) as a result of an active hedging policy in the foreign exchange markets. The depreciation of the dollar and the peso against the euro reduced the amount of our dollar and peso-denominated liabilities. Additionally, the depreciation of the dollar against the Brazilian real further reduced the amount of certain dollar-denominated liabilities of certain of our subsidiaries which operate in reais.

Our financial result in 2008 increased to a net expense of €544 million from a net expense of €224 million in 2007. This year-on-year increase, despite a lower net interest expense, is mainly due to the decreased foreign exchange gains compared to 2007.

Net interest expense in 2008 decreased compared to 2007 principally due to a reduction of €553 million in average net debt and to a drop in interest rates. With respect to foreign exchange gains, whereas in 2007 they were mainly due to the appreciation of the Brazilian real and the appreciation of the euro against the dollar, in 2008 currency hedging gains were mainly the result of an active policy of hedging dollar-denominated operating cash flows throughout the year. These gains were partially offset by the appreciation of the dollar against the Brazilian real which increased the amount of our dollar-denominated liabilities.

Taxes

Given the international character of the activities carried out by its group companies, the Repsol YPF Group is subject to tax and other levies under a number of different tax regimes.

•	Repsol YPF’s average effective tax rate in 2009 was 40.7%. Corporate income tax incurred by Repsol YPF in 2009 amounted to €1,130 million.

•	Repsol YPF’s average effective tax rate in 2008 was 41.6%. Corporate income tax incurred by Repsol YPF in 2008 amounted to €1,861 million.

•	Repsol YPF’s average effective tax rate in 2007 was 41.9%. Corporate income tax incurred by Repsol YPF in 2007 amounted to €2,338 million.

In 2009 and previous years, there were certain court and administrative tax-related proceedings contrary to interests of the Group. Repsol YPF considers that it has acted lawfully in these matters at all times and that its actions are based on reasonable interpretations of the applicable legislation and, therefore, filed the appropriate appeals to defend its interests and those of its shareholders.

However, in view of the uncertainty concerning the materialization of the existing tax contingencies, at December 31, 2009 and 2008, Repsol YPF had recorded provisions of €473 million and €520 million, respectively, that were considered adequate to cover those tax contingencies. This provision corresponds to a significant number of individual cases, none of which individually represent a material amount for Repsol YPF.

Share of results of companies accounted for using the equity method

Earnings of unconsolidated affiliates amounted to €86 million in 2009 versus €66 million in 2008, which was mainly due to lower losses generated by EniRepSa Gas Limited (Enirepsa) and, to a lesser extent, the improved results of Atlantic 4. This variation was partially offset by a decrease in Atlantic LNG’s results.

Earnings of unconsolidated affiliates amounted to €66 million in 2008 versus €109 million in 2007, which was mainly due to Repsol YPF’s lower stake in CLH and decreased earnings at Enirepsa as a consequence of unsuccessful exploratory wells.

The table below provides detailed information about equity earnings and losses of unconsolidated affiliates in 2009, 2008 and 2007.

	2009	2008	2007
	(millions of euro)
Affiliate Company
Atlantic LNG	34	62	63
CLH	26	23	59
Inversora Dock Sud/Central Dock Sud	(1)	6	(1)
Atlantic 4	16	4	(1)
Oldelval, S.A.	1	(3)	(1)
Enirepsa	(5)	(49)	(5)
Other	15	23	(5)

Total	86	66	109

Minority Interest

Minority interests were €185 million in 2009, €126 million in 2008 and €167 million in 2007.

In 2009, minority interests increased 46.8% mainly due to the increased results in 2009 of Refinería La Pampilla, S.A. and Gas Natural (mainly due to the global integration of Unión Fenosa operating income in Gas Natural’s scope of consolidation during such year) compared to 2008, which were partially offset by the effect of the change in YPFB Andina’s consolidation method as from May 2008.

In 2008, minority interests included 14.9% of YPF’s earnings following the divestment carried out in February 2008, which was partially offset by the decreased results of the La Pampilla and Petronor refineries in 2008 versus 2007.

The table below provides detailed information about income/(loss) attributable to minority interests in 2009, 2008 and 2007.

	2009	2008	2007
	(millions of euro)
Affiliate Company
YPF	75	72	9
Refinería La Pampilla, S.A.	16	(30)	30
Petronor	16	12	34
Gas Natural	60	35	30
YPFB Andina	—	29	45
Repsol Comercial (RECOSAC)	5	—	8
Other	13	8	11

Total	185	126	167

Net Income

Net income for 2009 was €1,559 million, a 39.0% decrease compared with 2008. Net income per share was €1.29 a 38.6% decrease compared with 2008.

Net income for 2008 was €2,555 million, a 19.9% decrease compared with 2007. Net income per share was €2.10, a 19.5% decrease compared with 2007.

3.3	Results of Operations by Business Segment

The tables below set forth Repsol YPF’s operating revenues and operating income by business segment for 2009, 2008 and 2007, as well as the percentage changes in operating revenues and operating income for the periods shown.

	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
	(millions of euro)
Operating revenue
Upstream	2,988	4,914	4,474	(39.2)%	9.8%
LNG	1,028	1,544	923	(33.4)%	67.3%
Downstream(1)	32,838	43,183	40,798	(24.0)%	5.8%
YPF	8,678	10,082	8,636	(13.9)%	16.7%
Gas Natural(2)	4,652	4,210	3,154	10.5%	33.5%
Other operating revenues and adjustments in the consolidation process	(1,152)	(2,222)	(2,062)	(48.2)%	7.8%

Total	49,032	61,711	55,923	(20.5)%	10.3%

(1)	Includes approximately €6,893 million, €6,881 million and €6,969 million in 2009, 2008 and 2007, respectively, relating to excise taxes on the products marketed.

(2)	Repsol YPF accounts for Gas Natural using the proportional integration method in accordance with its percentage ownership of Gas Natural, which was 30.01% at December 31, 2009 and 30.85% at December 31, 2008 and 2007.

	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
	(millions of euro)
Operating income
Upstream	781	2,258	1,882	(65.4)%	20.0%
LNG	(61)	125	107	—	16.8%
Downstream	1,022	1,048	2,204	(2.5)%	(52.5)%
YPF	1,021	1,159	1,228	(11.9)%	(5.6)%
Gas Natural(1)	748	555	516	34.8%	7.6%
Corporate and others	(267)	(125)	(129)	113.6%	(3.1)%

Total	3,244	5,020	5,808	(35.4)%	(13.6)%

(1)	Repsol YPF accounts for Gas Natural using the proportional integration method in accordance with its percentage ownership of Gas Natural, which was 30.01% at December 31, 2009 and 30.85% at December 2008 and 2007.

Repsol YPF reports the activities of YPF S.A. and its affiliates under a separate segment. Therefore, Upstream’s and Downstream’s operating revenues and operating income only relate to the results of operations of such business segments, respectively. See “Item 2. Information on Repsol YPF—Repsol YPF—Business segments of Repsol YPF,” for information on Repsol YPF’s business segments.

3.3.1	Upstream

	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
	(millions of euro)
Operating revenue
North America and Brazil	614	353	374	73.9%	(5.6)%
North Africa	719	1,907	1,669	(62.3)%	14.3%
Rest of the World	1,748	2,751	2,477	(36.5)%	11.1%
Adjustments	(93)	(97)	(46)	(4.1)%	110.9%

Total	2,988	4,914	4,474	(39.2)%	9.8%

Operating revenue for 2009 was €2,988 million, a 39.2% decrease compared with €4,914 million in 2008. This decrease was mainly due to lower realization oil and gas prices for Repsol YPF’s oil and gas product mix and the impact on production of contractual and regulatory changes mainly in Libya and Bolivia. Nevertheless this effect was partially offset in North America and Brazil, due to the increase in production as a result of the start up of the Shenzi field and an improvement in the production mix.

The average sale price for the Upstream segment’s basket of crude was US$58.1/barrel in 2009, compared with US$92.9/barrel in 2008, representing a 37.5% decrease. The average realization price for gas in 2009 was US$2.3 per thousand cubic feet, a 43.9% decrease compared with the previous year’s average price.

In 2009, the average production of hydrocarbons of the Upstream segment was 333,611 barrels of oil equivalent per day, 0.3% higher than in 2008. Excluding the impact of contractual and regulatory changes in Libya and Bolivia, and transactions in Ecuador (acquisition of a stake in Block 16 and sale of a stake in Block 14), production would have been 5.4% higher year-on-year. In addition, the production mix modestly improved in relation to 2008, with liquids production accounting for 40.2% of total production in 2009, compared to 38.4% in 2008.

Operating revenue for 2008 was €4,914 million, a 9.8% increase compared with €4,474 million in 2007. This increase was mainly due to higher realization prices for Repsol YPF’s oil and gas product mix, which was partially offset by the effect of the devaluation of the dollar against the euro, lower production and the change of consolidation method of our Bolivian affiliate, YPFB Andina as it is discussed below.

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

In 2007 we fully consolidated YPFB Andina (in which we had a majority stake and management control during such year). In 2008, we began proportionally consolidating YPFB Andina as of May 1, 2008 due to the decline of our interest in YPFB Andina to 48.92% as a result of an agreement with YPFB pursuant to which Repsol YPF sold to YPFB 1.08% of YPFB Andina’s capital stock. See “Item 2. Information on Repsol YPF—Regulation of the Petroleum Industry—Other countries—Bolivia.”

	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
	(millions of euro)
Operating income
North America and Brazil	63	40	(25)	57.5%	—
North Africa	372	1,202	1,234	(69.1)%	(2.6)%
Rest of the World	346	1,016	673	(65.9)%	51.0%

Total	781	2,258	1,882	(65.4)%	20.0%

Upstream operating income in 2009 decreased 65.4% to €781 million from €2,258 million in 2008. The decrease in operating income was mainly driven by lower realization oil and gas prices for Repsol YPF’s oil and gas product mix and higher depreciation expenses due to the start up of the Shenzi field in the United States, and was partly offset by lower exploration expenses.

Upstream operating income in 2008 increased 20.0% to €2,258 million from €1,882 million in 2007. The increase in operating income was mainly driven by higher realization prices for Repsol YPF’s oil and gas product mix that more than offset the devaluation of the dollar against the euro, higher taxes in certain countries and the change of consolidation method of our Bolivian affiliate, YPFB Andina.

3.3.2	LNG

	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
	(millions of euro)
Operating revenue
Total	1,028	1,544	923	(33.4)%	67.3%

Operating revenue in 2009 was €1,028 million, a 33.4% decrease compared with €1,544 million in 2008. This decrease was the result of lower pool prices in the Spanish power market, the drop in international gas prices and lower LNG volume sales.

Operating revenue in 2008 was €1,544 million, a 67.3% increase compared with €923 million in 2007. This growth was the result of higher natural gas prices, increased demand in new markets, an improvement in the efficiency of LNG marketing activities and fleet management, and higher pool prices in the Spanish power market combined with increased sales to this market.

	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
	(millions of euro)
Operating income
Total	(61)	125	107	—	16.8%

LNG had an operating loss of €61 million in 2009 compared to an operating income of €125 million in 2008. This operating loss was principally due to lower prices in the Spanish electricity pool, the drop in international gas prices, lower LNG margins, lower sold volumes and various charges totaling €(111) million as a result of certain adverse arbitration decisions the most important of which was Gassi Touil. See “Item 6. Financial Information—Legal Proceedings—Algeria.”

LNG operating income in 2008 increased 16.8% to €125 million from €107 million in 2007. The increase in operating income was principally due to higher pool prices in the Spanish power market, increased sales to this market and an improvement in the efficiency of LNG marketing activities.

3.3.3	Downstream

	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
	(millions of euro)
Operating revenue
Europe	30,493	39,903	37,048	(23.6)%	7.7%
Rest of the World	3,887	5,547	5,647	(29.9)%	(1.8)%
Adjustments	(1,542)	(2,267)	(1,897)	(32.0)%	19.5%

Total	32,838	43,183	40,798	(24.0)%	5.8%

Downstream operating revenue for 2009 was €32,838 million, a 24.0% decrease compared with €43,183 million in 2008. This decrease reflected a decrease in the average oil products sale prices as a consequence of the reduction in international reference prices, a 10.1% decline in total oil product sales to 39.4 million tonnes in 2009 and a weak performance of the chemical business as a result of declining demand.

Downstream operating revenue for 2008 was €43,183 million, a 5.8% increase compared with €40,798 million in 2007. This increase was mainly due to higher average oil prices, which was partially offset by the weak performance of the chemical business mainly due to a 16.4% decline in sales of petrochemical products mainly due to declining demand in the sector. Downstream operating revenue for 2008 was also negatively affected by the depreciation of the dollar against the euro and the sale of our marketing business in Chile at the end of 2007.

	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
	(millions of euro)
Operating income
Europe	800	1,127	1,995	(29,0)%	(43.5)%
Rest of the World	222	(79)	209	—	—

Total	1,022	1,048	2,204	(2,5)%	(52,5)%

Downstream operating income in 2009 declined 2.5% to €1,022 million from €1,048 million in 2008. This decrease was mainly due to a sharp contraction in refining margins which also implied a reduction in the utilization of the refineries, was partially offset by the improved results of our marketing business and by a reduction of our operating expenses as a result of cost saving measures adopted in 2009.

Downstream operating income in 2008 declined 52.5% to €1,048 million from €2,204 million in 2007. This decrease was mainly due to inventory losses, the depreciation of the dollar against the euro and the weak performance of the chemical business. Inventory losses resulted from a negative differential in cost of sales at replacement costs (CCS) and the weighted average cost method (MIFO system) due to falling oil prices in the second half of 2008. The chemical business was adversely affected by higher oil prices during the first half of 2008, with significant price increases during such period and limited ability to pass such price increases on to customers, and rapidly declining chemical prices during the second half of the year.

3.3.4	YPF

	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
	(millions of euro)
Operating revenue
Upstream	4,369	4,269	4,576	2.3%	(6.7)%
Downstream	6,657	8,153	7,273	(18.3)%	12.1%
Corporation and adjustments	(2,348)	(2,340)	(3,213)	0.3%	(27.2)%

Total	8,678	10,082	8,636	(13.9)%	16.7%

YPF’s Upstream operating revenue for 2009 was €4,369 million, a 2.3% increase compared with €4,269 million in 2008. This increase was mainly due to an increase in the average intersegment sales prices and income recorded pursuant to the Petroleum Plus Program (see “Item 2. Information on Repsol YPF—Regulation of the Petroleum Industry—Argentina—Exploration and Production”). This effect was partially offset by a decrease in volumes sold of gas, and to a lesser extent, of oil.

In 2009, YPF’s average production of hydrocarbons on an as sold basis was approximately 543 mboe per day, 8.4% lower than in 2008. This decrease was mainly attributable to the natural decline in the production curve, the decline in natural gas demand from industrial customers and thermal power plants, and the impact of labor disruptions in our production.

The average realization price for gas in 2009 was US$2.2 per thousand cubic feet, a 4.3% decrease compared with US$2.3 per thousand cubic feet in the previous year.

YPF’s Upstream operating revenue for 2008 was €4,269 million, a 6.7% decrease compared with €4,576 million in 2007. This decrease was mainly due to a decrease in production and the depreciation of the dollar against the euro, which more than offset higher average gas prices.

In 2008, YPF’s average production of hydrocarbons on an as sold basis was 593 mboe per day, 4.8% lower than in 2007. The decrease was mainly caused by the impact of labor disruptions and declining fields.

The average realization price for gas in 2008 was US$2.3 per thousand cubic feet, a 38.7% increase compared with US$1.7 per thousand cubic feet in the previous year.

YPF’s Downstream operating revenue for 2009 was €6,657 million, a 18.3% decrease compared with €8,153 million in 2008. This decrease is mainly attributable to the sharp decrease in international prices for YPF’s exported refined products, a decrease in the volumes of gasoline sold in the export market, and a decline in the volumes of diesel sold in the domestic market. This decrease was partially offset by an increase in the average domestic prices of diesel and gasoline, as well as an increase in the volumes of gasoline sold domestically.

The average sale price for YPF’s basket of liquids (diesel and gasoline) was US$66.24/barrel in 2009, remaining stable compared with the previous year prices (US$65.88/barrel in 2008) principally as a result of the increase in domestic prices during 2009.

YPF’s Downstream operating revenue for 2008 was €8,153 million, a 12.1% increase compared with €7,273 million in 2007, as a result of higher average sales prices for YPF’s basket of liquids (diesel and gasoline), which was partially offset by lower export sales, lower chemical sales and the depreciation of the dollar against the euro.

The average sale price for YPF’s basket of liquids (diesel and gasoline) was US$65.88/barrel in 2008, up from US$52.42/barrel in 2007.

	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
	(millions of euro)
Operating income
Upstream	795	441	979	80.3%	(55.0)%
Downstream	310	901	386	(65.6)%	133.4%
Corporation	(84)	(183)	(137)	(54.1%)	33.6%

Total	1,021	1,159	1,228	(11.9)%	(5.6)%

YPF’s Upstream operating income in 2009 increased 80.3% to €795 million from €441 million in 2008. The increase in operating income was mainly attributable to the increase in intersegment crude oil prices and the income recorded pursuant to the Petroleum Plus Program, lower depreciation and exploration expenses, and also lower transportation costs, all of which were partially offset by a decrease in oil and gas production as previously described.

YPF’s Upstream operating income in 2008 decreased 55.0% to €441 million from €979 million in 2007. The decrease in operating income was principally due to a decrease in oil and gas production, higher taxes, higher depreciation expenses and increased exploration expenses.

YPF’s Downstream operating income in 2009 decreased 65.6% to €310 million from €901 million in 2008, mainly as a result of (i) lower international prices of refined products, (ii) an increase in refining costs, mainly due to the higher cost of energy, and increased operation services and service contracts costs and (iii) the increase in depreciation costs.

YPF’s Downstream operating income in 2008 increased 133.4% to €901 million from €386 million in 2007, mainly as a result of higher pump prices and higher volumes of gasoline sold.

3.3.5	Gas Natural

The data in the tables and discussion below relate to our proportionate interest in Gas Natural’s operating revenue and operating income for the periods indicated (30.01% in 2009, and 30.85% in 2008 and 2007).

	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
	(millions of euro)
Operating revenue
Total	4,652	4,210	3,154	10.5%	33.5%

Gas Natural’s operating revenue in 2009 increased 10.5% to €4,652 million from €4,210 million in 2008. This increase was mainly due to Gas Natural’s acquisition of Unión Fenosa during 2009, which was partially offset by the contraction in demand and price volatility. See “Item 2. Information on Repsol YPF—Operations—Gas Natural—Unión Fenosa.”

Gas Natural’s operating revenue in 2008 increased 33.5% to €4,210 million from €3,154 million in 2007. This increase was mainly due to increases in average selling electricity prices in Spain, increased power generation, the expansion into Mexico’s power market and increased gas demand.

	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
	(millions of euro)
Operating income
Total	748	555	516	34.8%	7.6%

Gas Natural’s operating income in 2009 increased 34.8% to €748 million from €555 million in 2008. This increase was mainly due to Gas Natural’s acquisition of Unión Fenosa during 2009. See “Item 2. Information on Repsol YPF—Operations—Gas Natural—Unión Fenosa.” Gas Natural’s operating income in 2008 increased 7.6% to €555 million from €516 million in 2007. This growth due to higher average electricity prices in Spain. The growth was also driven by increased power generation, the expansion into Mexico’s power market, growth in the gas business, particularly in regulated distribution activities in Brazil and the increase in gas procurement and trading activities in deregulated markets.

3.4	Liquidity and Capital Resources

3.4.1	Financial Condition

Repsol YPF has a substantial portfolio of short-term financial investments (shown in its balance sheet as cash and cash equivalents and other current financial assets) and other long-term financial investments included as non-current assets. These items are deducted from total financial debt to arrive at a “net financial debt” amount. The following table sets forth net financial debt and preference shares as of December 31, 2009 and 2008:

	As of December 31,
	2009	2008
	(millions of euro)
Non-current financial liabilities(1)	15,411	10,432
Current financial liabilities(1)	3,499	1,853

Total financial liabilities	18,910	12,285
Less:
Preference shares(1)	(3,726)	(3,524)
Non-current financial assets(2)	(1,732)	(2,465)
Other current financial assets(2)(3)	(332)	(498)
Cash and cash equivalents(2)	(2,308)	(2,922)
Financial assets available for sale(2)	173	881
Hedging derivatives on interest rate(1)	(57)	(275)

Net financial debt	10,928	3,482
Preference shares	3,726	3,524

Net financial debt including preference shares	14,654	7,006

(1)	See Note 17 to the Consolidated Financial Statements regarding financial liabilities.

(2)	See Note 13 to the Consolidated Financial Statements regarding financial assets.

(3)	In 2009, excludes €381 million, recorded under “Other current financial assets” in the consolidated balance sheet, corresponding to the funding of the tariff deficit in the regulated electricity segment, in relation to the Group’s interest in Gas Natural.

During 2009, Repsol YPF financed its activities mainly in Euro and partially in US dollars, while in 2008, it financed its activities mainly in US dollars, either directly or through interest rate derivatives.

Repsol YPF keeps enough cash resources and other liquid financial instruments and unused credit lines available to meet the loan maturities and financial debt foreseen in the next twelve months.

The following table sets forth certain data regarding, among other items, Repsol YPF’s consolidated total financial debt, capitalization and capital employed at December 31, 2009 and 2008:

		As of December 31,
		2009	2008
		(millions of euro, except ratios)
I	Net financial debt	10,928	3,482
II	Preference shares	3,726	3,524

III	Net financial debt including preference shares	14,654	7,006
	Minority interests	1,440	1,170
	Equity attributable to shareholders of the parent	19,951	19,834

IV	Capital employed	36,045	28,010

	Net financial debt to capital employed ratio(I/IV)	30.32%	12.43%

	Net financial debt including preference shares to capital employed ratio(III / IV)	40.65%	25.01%

Repsol YPF’s net financial debt (including preference shares)-to-capital employed ratio was approximately 40.7% at December 31, 2009, with total outstanding net financial debt (including preference shares) of €14,654 million at that date. The increase in net financial debt (including preference shares) since December 31, 2008 is mainly attributable to the debt incurred by Gas Natural in connection with its acquisition of Unión Fenosa, as well as the proportional consolidation of Unión Fenosa’s debt at December 31, 2009. “Net financial debt including preference shares” and “capital employed” are “non-GAAP” measures which are not regulated under IFRS but which constitute material information to investors because they form an integral part of the Group’s internal reporting and planning process as relevant measures of the Group’s liquidity and creditworthiness (particularly when combined in the net financial debt-to-capital employed ratio). This is also consistent with the Group’s financial structure and condition for the following reasons:

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

The main Repsol YPF instruments that are currently outstanding are as follows:

•	In October 1997, Repsol International Capital issued US$725 million in aggregate principal amount of 7.45% preferred shares guaranteed by Repsol YPF.

•	On May 5, 2000, Repsol International Finance issued €1,000 million in aggregate principal amount of 6% notes due 2010, guaranteed by Repsol YPF.

•	On June 21, 2001, Repsol International Finance issued €175 million in aggregate principal amount of 6% guaranteed notes due 2010, guaranteed by Repsol YPF.

•	During 2001, Repsol International Capital issued preferred shares guaranteed by Repsol YPF in the following amounts: on April 24, €1,000 million and on November 21, €2,000 million.

•	On July 22, 2003, Repsol International Finance issued 5% guaranteed by Repsol YPF notes due 2013 in an aggregate principal amount of €1,000 million.

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

•	On March 27, 2009, Repsol International Finance issued €1,000 million in aggregate principal amount of 6.5% notes, due March 27, 2014. Payment of principal and interest is guaranteed by Repsol YPF.

•	On August 7, 2009, Repsol International Finance issued €150 million in aggregate principal amount of 4.75% notes due February 16, 2017. Payment of principal and interest is guaranteed by Repsol YPF.

•

On October 2, 2009, Repsol International Finance announced that it was inviting holders of their 6% guaranteed notes due 2010 (which were issued in the aggregate amount of €1,175 million) to exchange their existing notes, in whole or in part, for 4.75% guaranteed notes due February 16, 2017 (to be issued in an aggregate amount of €650 million). As result of this exchange offer, €231.6 million of 6% guaranteed notes due 2010 were exchanged for €235.8 million of 4.75% guaranteed notes due 2017. Payment of principal and interest under the 4.75% guaranteed notes due 2017 is guaranteed by Repsol YPF.

•

On December 22, 2009, Repsol YPF, S.A. filed its €1,000,000,000 Promissory Notes Program for 2010 with the Spanish Securities Market Commission (CNMV). As of April 21, 2010 the outstanding principal amount of promissory notes issued under this program was €217.55 million.

•

On March 26, 2010, Repsol International Finance B.V. established a €1,500,000,000 Euro-Commercial Paper Program. As of April 21, 2010 the outstanding principal amount of commercial paper issued under this program was €812 million. Payments are guaranteed by Repsol YPF.

See “Item 9. Quantitative and Qualitative Disclosure About Market Risk” for additional information on Repsol YPF’s financial debt and preference shares denominated in euro, US dollars and other currencies, and their expected maturity dates.

The following table shows the sources of net financial debt variation for 2009, 2008 and 2007:

	2009	2008	2007
	(in millions of euro)
Net financial debt at beginning of year	(3,482)	(3,493)	(4,396)
Net cash provided by continued operations before variations in working capital	5,355	5,473	6,294
Variations in working capital	(590)	1,266	(582)
Investments	(8,964)	(5,597)	(5,079)
Disposals	1,037	1,721	1,273
Dividends	(1,935)	(1,608)	(949)
Exchange rate translation effect	(125)	(190)	464
Changes in the scope of consolidation	(1,809)	(98)	5
Other	(415)	(956)	(513)
Net financial debt at end of year	(10,928)	(3,482)	(3,493)

Repsol YPF’s net financial debt at December 31, 2009 was €10,928 million, which represents an increase of €7,446 million compared to 2008. This increase is mainly attributable to the debt incurred by Gas Natural in connection with its acquisition of Unión Fenosa, as well as the proportional consolidation of Unión Fenosa’s debt at December 31, 2009.

Other significant changes in 2009, include:

•	Dividends paid in 2009 not only related to the previous fiscal year results (as they did in 2008). An interim dividend of €519 million was paid on account of 2009’s results.

•	Cash flows from operating activities before variations in working capital decreased by 2.2% to €5,355 million in 2009 from €5,473 million in 2008.

•	Disposals totaled €1,037 million. This amount does not include financial divestments in the amount of €56 million since such divestments do not affect net debt variation.

Cash flows from operating activities before variations in working capital decreased 13.0% to €5,473 million in 2008 from €6,294 million in 2007.

Cash outflows as a result of investments in fixed assets and other assets in 2008 amounted to €5,597 million. Disposals totaled €1,721 million; this number includes €690 million in connection with the loan granted to the Petersen Energía group (“Petersen Group”) as part of the sale of a 14.9% stake in YPF on February 21, 2008. However, such number does not reflect divestments of long-term financial investments (in the amount of €14 million) since such divestments do not affect net debt variation.

The remaining cash flow in 2008 was used to pay €1,608 million in dividends relating to fiscal year 2007, as compared to €949 million in dividends paid in 2007 related to fiscal year 2006. The balance was used to reduce Repsol YPF’s outstanding debt.

3.4.1.1	Contractual Obligations

The following table sets forth information with regard to Repsol YPF’s contractual obligations for the years indicated below, as of December 31, 2009:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(millions of euro equivalent)
Contractual obligation(1)
Operating Leases	2,873	360	543	359	1,611
Transport—Time charter fees(2)	1,197	154	178	100	765
Operating leases(3)	1,676	206	365	259	846
Purchase obligations:	85,085	3,660	8,936	9,810	62,679
Crude oil and others(4)	2,139	795	530	330	484
Natural gas(5)	82,946	2,865	8,406	9,480	62,195
Investment commitments(6)	6,722	1,249	1,069	340	4,064
Purchases of services(7)	3,996	1,130	816	494	1,556
Other transport obligations(8):	1,083	129	227	180	547
Total financial debt(9)	17,159	3,559	4,402	5,816	3,382
Preference shares(9)	3,976	70	114	288	3,504
Other liabilities reflected on Repsol YPF’s Balance Sheet(10)	13,222	8,074	412	418	4,318

Total	134,116	18,231	16,519	17,705	81,661

(1)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using Repsol YPF’s best estimates.

(2)

Includes leases for 39 tankers under “time charter” arrangements (four of them through Gas Natural) for the transport of crude oil, petroleum products and liquid natural gas. These charter agreements finalize between 2009 and 2012. The payments in connection with the rent of these tankers for 2010 amount to €119 million.

Additionally, this line item includes the operating lease portion of the charter contracts for the tankers acquired under finance lease agreements in the amount of €35 million. See “Item 2. Information on Repsol YPF—Operations—Downstream—Installed Capacity, Supply and Production—Transport of Crude Oil and Distribution of Petroleum Products” and “Item 2. Information on Repsol YPF—Operations—Gas Natural—Natural gas—Spain.”

(3)	Reflects service station leases, which amount to €837 million.

(4)	This item does not include the Pemex contract described in “Item 2. Information on Repsol YPF—Operations—Downstream—Refining—Installed Capacity, Supply and Production.”

(5)	Includes Repsol YPF’s proportional part of Gas Natural’s long-term natural gas purchase obligations totaling €18,581 million, in which Repsol YPF held a 30.01% stake as of December 31, 2009 (these obligations include Gas Natural’s commitment to purchase gas from Norway totaling €11,443 million and the 25-year supply contract between Gas Natural and Sonatrach, see “Item 2. Information on Repsol YPF—Operations—Gas Natural—Natural gas”) and the Repsol YPF Group’s commitments to purchase gas from Trinidad and Tobago totaling €14,007 million and from Peru totaling €39,578 million.

(6)	Principally corresponds to commitments to invest in exploration and production for a total of €4,962 million and commitments for long-term transport obligations amounting to €1,334 million (mainly related to the future delivery of 4 ships for LNG transportation in Peru. See “Item 2. Information on Repsol YPF—Operations—LNG—Transport of LNG”. Does not include an aggregate of €864 million of purchase obligations of crude oil and others and purchases of services that will be capitalized when incurred.

(7)	Includes the purchase commitments of LNG services in Trinidad and Tobago for a total of €1,377 million.

(8)	Mainly reflects long-term transport obligations of Repsol YPF in Ecuador which amount to €500 million relating to the agreement with Oleoducto de Crudos Pesados (OCP) Ecuador, S.A. (owner of a heavy crude oil pipeline in Ecuador), pursuant to which Repsol YPF has undertaken to transport 100 mbbl/d of crude oil (36.5 mmbbl per year) for a 15-years term, from the date of the setting up, September 2003, at a variable floating rate set forth in the contract. It also includes long-term transport obligations of Repsol YPF which amount to €205 million in Argentina and €82 million in Trinidad and Tobago, and Repsol YPF’s proportional part of Gas Natural’s long-term obligations totaling €296 million, in which Repsol YPF held a 30.01% stake as of December 31, 2009.

(9)	The amounts shown correspond to the undiscounted expected cash flows, which differ from the amounts recorded on the consolidated balance sheet.

(10)	Includes long and short term liabilities totaling €2,091 million, related to financial leases recorded under the long and short-term commercial creditors captions which mainly correspond to Repsol YPF’s tankers, Repsol YPF’s share in Gas Natural’s tankers and Repsol YPF’s pipeline that connects the Canaport plant with the U.S. border and transports LNG and natural gas. See “Item 2. Information on Repsol YPF—Operations—Downstream—Transport of Crude Oil and Distribution of Petroleum Products” and “Item 2. Information on Repsol YPF—Operations—LNG—Main projects”. Does not include long- and short-term provisions on the balance sheet at December 31, 2009, which amounted to €3,379 million.

In February 2010, Repsol YPF committed to invest €263 million in connection with the development of the Carabobo project in Venezuela.

The following table sets forth information with regard to Repsol YPF’s sales commitments for the years indicated below, as of December 31, 2009:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(millions of euro equivalent)
Sales Commitments(1)	62,781	5,838	8,846	9,250	38,847
Crude oil sales and others	14,751	2,764	2,627	2,365	6,995
Natural gas sales(2)	48,030	3,074	6,219	6,885	31,852
Transport(3)	162	22	44	44	52
Provision of services	3,007	321	586	467	1,633
Leases(4)	358	96	118	94	50

Total	66,308	6,277	9,594	9,855	40,582

(1)	Includes sales commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using Repsol YPF’s best estimates.

(2)	Includes natural gas sale commitments in Mexico of €22,879 million, in Argentina of €8,929 million, in Trinidad and Tobago of €4,481 million and in Spain of €3,987 million, and the Repsol YPF Group’s share of the Gas Natural’s long-term natural gas sale commitments, for a total of €5,300 million.

(3)	Fundamentally corresponds to the transport of YPF’s crude oil for a total of €107 million.

(4)	Mainly reflects the value of the lease of oil and other products storage facilities (€168 million), optical fiber assets (€52 million) and natural gas storage facilities (€35 million).

Repsol YPF has additional commitments under derivative contracts and guarantees. For a discussion of these additional commitments see “Item 9. Quantitative and Qualitative Disclosure About Market Risk” and “—Liquidity and Capital Resources—Financial Condition—Off-Balance Sheet Arrangements.”

3.4.1.2	Covenants in Repsol YPF’s Indebtedness

The Group’s financial debt generally contains customary covenants for contracts of this nature, including negative pledge and cross-default clauses, as well as customary acceleration provisions.

Issues of unsecured and unsubordinated bonds representing €5,563 million (corresponding to a nominal amount of €5,579 million) at December 31, 2009 of marketable securities issued by Repsol International Finance, B.V., guaranteed by Repsol YPF, contain clauses whereby Repsol YPF undertakes to pay interest when due and the liabilities at maturity (cross-default provisions) and, subject to certain exceptions, not to create encumbrances on the assets of Repsol YPF in relation to these issues or to future issues of debt securities.

These cross-default provisions may be triggered, subject to certain circumstances, if an event of default occurs with respect to indebtedness equal to or exceeding US$20 million or 0.25% of Repsol YPF’s shareholders’ equity, and in our bonds issued since February 2007 if an event of default occurs with respect to indebtedness equal to or exceeding US$50 million or 0.25% of Repsol YPF’s shareholders’ equity.

In the event of a default under any series of our bonds, the trustee, at his sole discretion or at the request of the holders of at least one-fifth or one-quarter of the bonds, depending upon the series, can declare the bonds of that series immediately due and payable. Additionally, holders of the bonds issued in March 2009 may choose to have their bonds redeemed upon a change of control of Repsol YPF, provided such change of control results in Repsol YPF’s ratings being lowered below investment grade.

YPF has agreed, among other things and subject to certain exceptions, not to establish liens or charges on its assets. In the event of a payment default, the creditors may declare due and immediately payable the principal and accrued interest on amounts owed to them. Upon an event of default with respect to other matters, in the case of bond issuances totaling €100 million as of December 31, 2009 (corresponding to a nominal amount of €99 million ), the trustee may declare due and immediately payable the principal and accrued interest on amounts owed if required by holders representing a percentage that varies between 10% and 25% of the total principal of the outstanding bonds.

In addition, Gas Natural is bound by certain covenants under the financing arrangements entered into to fund the acquisition of Unión Fenosa. These covenants include restrictions on financing activities, a change of control in Gas Natural, and a series of financial covenants relating to a number of financial indicators and ratios. Any breach of these covenants could trigger the acceleration of Gas Natural’s obligations under such agreements. However, Gas Natural expects to repay the amounts due under these agreements during the first half of 2010 (with the proceeds of the sale of certain of its assets). Additionally, Gas Natural has entered into certain credit facilities in connection with certain of its projects related to renewable energies and Unión Fenosa Gas, pursuant to which the shares of the relevant project companies have been pledged. The outstanding amount under such facilities was €293 million (according to Repsol YPF’s interest in Gas Natural) as of December 31, 2009.

Neither Repsol YPF’s debt nor any of its subsidiaries’ debt is in default.

3.4.1.3	Credit Ratings

The table below sets forth Repsol YPF’s current credit ratings:

	Standard & Poor’s(1)	Moody’s(2)	Fitch(3)

Short-term debt	A-2	P-2	F-2
Long-term debt	BBB	Baal	BBB+

(1)	On July 20, 2006, Standard & Poor’s modified their corporate rating from BBB+ to BBB, with a stable outlook.

(2)	On September 24, 2009, Moody’s changed the outlook from stable to negative.

(3)	On March 28, 2006, Fitch confirmed a BBB+ rating with a stable outlook.

A security rating is not a recommendation to buy, sell or hold securities. The ratings shown in the table above may be revised, suspended or withdrawn at any time by the credit rating agencies.

We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing or our ability to obtain access to new, credit facilities in the future. Should this occur, we would seek alternative sources of funding, including issuing preference shares, issuing bonds under our Euro Medium Term Notes Program or otherwise and issuing programs of European Commercial Paper and pagarés (short-term indebtedness similar to commercial paper) in the Spanish domestic market. In the past, our main sources of liquidity have been our cash flows from operations, bank financing, issuance of commercial paper, debt securities and preference shares, and the proceeds from our divestment plan. As of December 31, 2009, total available liquidity was approximately €8,652 million, consisting of approximately €4,680 million available in unused credit lines, of which €1,946 million will expire by the end of 2009 and €2,734 million will expire thereafter, €2,498 million in cash and temporary cash investments and €1,474 million in long-term financial investments. As of March 31, 2010, 77% of Repsol YPF’s credit lines matured after December 31, 2010.

Any future downgrades will not preclude us from using any of our existing credit lines.

3.4.1.4	Off-Balance Sheet Arrangements

As of December 31, 2009, companies of the Repsol YPF group had entered into certain off-balance sheet arrangements, including guarantees. These arrangements relate principally to financial guarantees provided to companies that Repsol YPF does not consolidate under the full consolidation method or the proportional integration method, guarantees and support arrangements provided by Repsol YPF in connection with a project financing company in Peru and certain other types of guarantees and indemnities.

Set forth below are such financial guarantees of the Repsol YPF group as of December 31, 2009:

•	Repsol YPF provided guarantees for the financing activities of Central Dock Sud, S.A. in the amount of €14 million;

•	Repsol YPF has provided guarantees for the financing activities of Atlantic LNG Company of Trinidad and Tobago in which Repsol YPF holds a 20% interest, in the amount of €31 million;

•

Repsol YPF has arranged bank guarantees for its stake in the heavy crude oil pipeline Oleoducto de Crudos Pesados de Ecuador, S.A. (“OCP”). The guarantees are for construction, abandonment and environmental risks up to €10 million and for operating risks up to €10 million. Repsol YPF pledged all its shares of OCP’s capital stock;

•

Repsol YPF has provided guarantees for the financing activities of the Petersen Group, with respect to its acquisition of a stake in YPF, in the amount of €74 million (see “Item 8. Additional Information—Material Contracts—Agreement with Petersen Energía to sell up to 25% of YPF’s capital stock”);

•

Repsol YPF has provided guarantees in the amounts of approximately €57 million and €43 million in connection with the assignment of two offshore drilling contracts (originally entered into with Transoceánica and Stena Drillmax) to Maersk Oil Ltd. and Petrobras, respectively. In connection with such assignment agreements, Repsol YPF has received guarantees from Maersk Oil Ltd. and Petrobras to cover any damages caused by its activities. With respect to the assignment agreement entered into with Petrobras (which expired on September 23, 2009), Stena Drillmax, the beneficiary of the guarantee, is claiming US$20 million (€14 million) from the Group in its capacity as counter-guarantor for damages caused by Petrobras at the relevant platform; and

•

Repsol YPF has entered into certain guarantees and support arrangements in connection with project financing arrangements relating to Peru LNG, S.R.L., a project finance company established to construct and operate a liquefaction plant, including a marine loading terminal, in Pampa Melchorita, Peru, and a natural gas pipeline, which are expected to be operational in 2010. Repsol YPF has a 20% beneficial interest in Peru LNG, S.R.L. and accounts for such interest using the equity method. Repsol YPF has entered into a completion guarantee and a pricing guarantee covering the potential mismatch between the reference price at which gas is purchased and LNG is sold by such company, with respect to the project pursuant to which it and the other project sponsors have severally guaranteed their respective pro rata portion (estimated to total up to $450 million in the case of Repsol YPF) of the aggregate indebtedness incurred in connection with the construction of the project.

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

Capital investments in 2009 totaled €9,003 million. Repsol YPF used cash flow to finance these investments. The table below sets forth Repsol YPF’s capital expenditures and investments by activity for each of 2009, 2008 and 2007.

	2009		2008		2007
	(millions of euro)%		(millions of euro)%		(millions of euro)%
Capital investments
Upstream	1,122	12.5	1,184	21.2	1,439	26.8
LNG	125	1.4	242	4.3	387	7.2
Downstream	1,649	18.3	1,545	27.6	936	17.4
YPF	956	10.6	1,508	26.9	1,374	25.6
Gas Natural	5,060	56.2	894	16.0	651	12.1
Corporate and other	91	1.0	224	4.0	586	10.9

Total capital investments	9,003	100.0%	5,597	100.0%	5,373	100.0%

Upstream

Upstream investments totaled €1,122 million in 2009, 5.2% less than in 2008. Investments in the development of fields accounted for 42% of the total investments, and relate mainly to activities in the United States (41%), Trinidad and Tobago (22%) and Libya (10%). Exploration expenditures accounted for 48% of the total investments and were principally in relation to Brazil (33%), Spain (18%), the United States (16%) and Algeria (14%).

Upstream investments in 2008 amounted to €1,184 million, a 17.7% decrease from 2007. Investments in the development of fields represented 45% of the total investments and were mainly in relation to the Gulf of Mexico and Trinidad and Tobago. Investments in 2007 were mainly in relation to the acquisition of a 28% stake in Genghis Khan in the Gulf of Mexico (the United States) and greater expenditure in development and exploration.

LNG

LNG investments in 2009 totaled €125 million with most of this amount spent at the Canaport LNG project, which was officially inaugurated on September 25, 2009.

LNG investments in 2008 totaled €242 million, and were mainly in relation to the development of the Canaport regasification terminal and the Peru LNG liquefaction project. Investments in 2007 totaled €387 million, and were mainly in relation to the construction of the Canaport regasification plant in Canada and the Peru LNG liquefaction project.

Downstream

Downstream investments in 2009 totaled €1,649 million and relate mainly to the project for increasing conversion capacity at the Cartagena facilities and the fuel oil reductor unit in the Bilbao refinery.

Investments in 2008 in Downstream were €1,545 million, and were mainly in relation to ongoing refining projects aimed at upgrading operations and installations, safety and environmental standards, fuel quality and conversion, particularly, with respect to the Cartagena and the Bilbao refineries, both in Spain. During 2007, investments in the Downstream’s segment amounted to €936 million and were spent mainly in refining projects to improve operations and installations, safety and environmental standards, product quality, and conversion, particularly, with respect to the Bilbao and the Cartagena refineries. During 2007, investments in the Downstream segment were also spent in the coming onstream of a benzene production unit in the fourth quarter and the revamping of a cracker unit, both located in Tarragona.

YPF

YPF investments in 2009 and 2008 amounted to €956 million and €1,508, respectively, a substantial part of which was spent in upstream projects.

During 2007, investments in YPF totaled €1,374 million relating mainly to acquisition of drilling equipment used by its upstream segment.

Gas Natural

Gas Natural investments (considering our 30.01% interest in such company) totaled €5,060 million in 2009. Investments in 2009 were principally related to the acquisition of Unión Fenosa. Apart from this transaction, material investments were slightly higher than in the previous year and were mainly related to gas and power distribution activities and power generation.

Gas Natural investments in 2008 totaled €894 million, representing a significant increase from the previous year as a result of the acquisition of a stake in Unión Fenosa. Apart from this transaction, material investments were slightly lower than in the previous year and were mainly related to gas distribution and power generation activities.

Gas Natural investments in 2007 were €651 million and related mainly to the acquisition of five combined cycle plants and a pipeline in Mexico from EDF and Mitsubishi (valued at a total amount of US$1,448 million) at the end of 2007 and other expenditures mainly earmarked for the gas distribution business and power generation projects in Spain.

Corporate and other investments

Corporate and other investments in 2009 were €91 million, of which €65 million were invested in construction works involving two buildings in Madrid and €8 million in software and information systems developments.

Corporate and other investments in 2008 were €224 million, of which €107 million were invested in a building in Madrid and €29 million in software and information systems developments.

Corporate and other investments in 2007 were €586 million, of which €214 million were financial investments, €162 million corresponds to the acquisition of a lot from CLH, €79 million were invested in a building in Madrid and €27 million in software and information systems developments.

Future capital expenditures and investments

Repsol YPF has projected investments for the period 2010-2014 of 28,452 million, broken down by business segment, as follows:

2010-2014
(millions of euro)
Future Capital Expenditures
Upstream	9,256
LNG	103
Downstream	6,719
YPF	8,439
Gas Natural(1)	3,363
Corporate and other	572

Total	28,452

(1)	Refers to capital expenditures of the resultant company of the merger between Gas Natural and Unión Fenosa. Consequently, this figure does not include financial investments related to and necessary for Gas Natural’s acquisition of Unión Fenosa.

Approximately, 33% of the Group’s total investment for the period is expected to be allocated to Upstream activities outside Argentina. The twofold purpose of this allocation is to diversify the current portfolio by investing in regions with strengths and low risk and to ensure profitable organic growth for Repsol YPF. A sizeable part of these investments will be geared towards the successful completion of six large development projects that should consolidate Repsol YPF’s position in countries and regions of great interest. These six projects are:

•	BM-S-9 (Brazil): Deep water sub-salt field developments in the Santos basin. It includes the Guará and Carioca discoveries, which are under assessment.

•	Shenzi/Genghis Khan (United States): Gulf of Mexico deep water block development.

•	I/R (Libya): Development of significant discoveries in North Africa.

•	Regganne (Algeria): Development of significant discoveries in North Africa.

•	Kinteroni (Peru): Development of gas discoveries in Peru.

•	Margarita and Huacaya (Bolivia): Development of gas discoveries in Caipipendi Block

The exploration activity of the Group will be increased in order to achieve reserve replacement organically. Repsol YPF expects to dedicate approximately €582 million annually to this effort.

In respect of LNG activities, Repsol YPF intends to develop one large project during the 2010-2012 period: the construction and start-up of a liquefaction plant in Peru (Peru LNG). This initiative is expected to consolidate the competitive advantages of the trading and marketing activities that Repsol YPF undertakes through the joint venture with Gas Natural (Stream).

Moreover, Repsol YPF plans to intensify efforts in its Downstream activities by allocating approximately 27% of total capital expenditures during the 2010-2012 period. A significant portion (more than 88% of Downstream investments) is expected to be allocated to activities in Spain, primarily in two large growth projects:

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

Finally, with respect to YPF, the key focus of Repsol YPF’s strategy will be to maximize the profitability of existing operations and optimize investments, setting an overall average capital expenditure of €1,688 million per year for the 2010-2014 period. This figure mainly includes investments to manage the production decline of fields and to enhance the Argentine refining and marketing assets and include the installation of a Continuous Catalytic Reforming (CCR) at the Ensenada industrial complex, which start up process is expected by the second half of 2012. New production is expected to meet the growing demand of high octane gasoline in the local market.

Divestitures

The total amount of proceeds from significant divestitures undertaken by Repsol YPF is presented in the following table:

	2009	2008	2007
	(millions of euro)
Divestitures
Group companies, associated companies and business units	413	920	522
Tangible and intangible assets, and investment properties	373	102	548
Other financial assets	307	23	209

Total divestitures	1,093	1,045	1,279

The principal assets divestments in 2009 relate to the sale of a building in Madrid (€245 million) and other substantial divestments made by Gas Natural per its agreement with the CNC in connection with the acquisition of Unión Fenosa (pursuant to which Gas Natural has undertaken to dispose of certain assets) or in connection with Gas Natural’s objective to reduce debt raised in connection with the acquisition of Unión Fenosa.

The principal assets divestments in 2008 relate to the sale of 15% of YPF’s capital stock to Petersen Energía. See “Item 8. Additional Information—Material Contracts—Agreement with Petersen Energía to sell up to 25% of YPF’s capital stock.” Collections related to this transaction amounted to US$1,220 million (€827 million). Additionally, as part of its non-core asset divestment strategy, Repsol YPF sold to Primax its service station network and lubricant and aviation activities in Ecuador, managed by Repsol YPF Comercial de Ecuador S.A. and Combustibles Industriales Oiltrader S.A., for an amount of €32 million.

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

In 2009, the main income from divestitures came from the delivery of the aforementioned building constructed by Repsol YPF in Madrid (€49 million). The main income from divestitures in 2008 came from the sale of 15% of YPF’s capital stock (resulting in a €88 million gain before taxes). In 2007, the main income from divestitures came from the sale of the lot on which Repsol YPF constructed the aforementioned building in Madrid (€211 million) and the sale of a 10% stake in CLH (€315 million). See Note 31 to the Consolidated Financial Statements.

On March 25, 2010, Repsol YPF sold a 5% interest in CLH to BBK for an amount of €145 million (resulting in a €107 million gain after taxes and minority interest). With this sale, the Group has reduced its interest in CLH to 10%. In addition, Repsol YPF is conducting a competitive bid process to sell an additional 5% stake in CLH. These amounts are not included in the table above as they correspond to transactions made during 2010.

On April 8, 2010, Repsol YPF and Enagás entered into an agreement for the sale of Repsol YPF’s 82% stake in the Gaviota underground natural gas storage facility (located in Spain) for €87 million. The payment of €16 million of such amount is subject to the approval of the enlargement of such facility by the Ministry of Industry, Tourism and Commerce. The deal will come into effect once authorizations are obtained from the relevant regulatory authorities. These amounts are not included in the table above.

In April 2010, as per its agreement with the CNC in connection with the acquisition of Unión Fenosa, Gas Natural discontinued serving customers in Madrid. See “Item 2. Information on Repsol YPF—Operations—Gas Natural—Natural gas sector”.

3.5	Research and Development

We believe investment in research and development (R&D) is one of the key factors in providing a more efficient and sustainable energy system, responding simultaneously to the two greatest challenges facing the sector, security of supply and the reduction of CO2 emissions, while maintaining the competitiveness of the energy system. We invest in R&D to find solutions to these important challenges, while adding value both to the Company and society.

Uncertainty about what will be the dominant technologies of the future, prospective R&D results, business cycles and cost reduction stresses at low points in the cycle have led Repsol YPF to develop a Strategic Technology Plan as part of its business strategy. The plan covers all parts of the Company’s business: exploration and production of hydrocarbons, the natural gas value chain, oil refinery and its derivatives and petrochemicals, in addition to ways for future diversification in energy use and production including biofuels and electric mobility.

Repsol YPF allocated €75 million, €83 million and €77 million in 2009, 2008 and 2007, respectively, to R&D activities. In addition, Repsol YPF pursues an active policy of cooperation with technology centers and universities in the public and private sector, nationally and internationally. Its budget for such cooperation arrangements exceeded €8 million, €12 million and €9 million in 2009, 2008 and 2007, respectively. Furthermore, areas of cooperation increasingly include the participation in consortiums with other companies that seek to develop new technologies. Repsol YPF also participates in R&D programs promoted by various governments. In 2009, Repsol YPF participated in 18 projects promoted by the Spanish government and in eight projects promoted by the European Union, while increasing its participation in R&D projects carried out in cooperation with other entities.

R&D Programs

R&D projects and programs are undertaken throughout Repsol YPF’s value chain, including the exploration of new crude oil or gas reservoirs, the extraction, refining and transport and the processing and manufacturing of products in industrial complexes, as well as their ultimate distribution to the end-user.

The following are some important R&D activities:

Upstream. Repsol YPF applies the most advanced exploration technologies to find new sources of hydrocarbons. The major discoveries reported during 2009 are the result of the efficient use of such technologies. In particular, the use of the geophysical technology (developed in Repsol YPF’s Project Kaleidoscope, which was named “Commercial Technology of the Year” by the Platts Global Energy Awards 2009) has greatly enhanced Repsol YPF’s exploration capabilities in complex areas such as the Gulf of Mexico (U.S.) and Brazil, where thick layers of salt conceal resources from oil companies, by increasing the reliability of subsoil images and reducing uncertainty in oil and gas exploration activities at depths of thousands of meters.

New advanced analytical and geochemical methodologies are also being developed in order to more accurately characterize oil systems and to determine the particular models and methods to be used in evaluating flow assurance issues in hydrocarbons production under adverse conditions, especially with respect to offshore production.

R&D efforts are also focused on the development of enhanced oil recovery technologies, for the increased recovery of oil from fields in decline. Furthermore, the exploration of hydrocarbons of non-traditional or unconventional sources, in respect of which worldwide reserves are estimated to be superior to those hitherto exploited, remains one of the greatest R&D challenges, requiring the development and application of special technologies.

LNG. R&D efforts are focused in developing liquefaction technologies to be used in floating systems which permit the profitable exploitation of gas reserves hitherto not economically producible. We systematically evaluate new available technologies and alternative avenues for the exploitation of natural gas reserves, such as the conversion of natural gas to liquid fuel.

Downstream. With respect to oil refining and oil derivative products (such as gasoline and diesel, LPG, asphalt, lubricants, and specialties), we apply our technological knowledge to optimize refinery operations and improve product quality, with a strong focus on achieving energy efficiency and environmental improvements.

Developments in this area include activities to process unconventional crude and biofuel or co-process biomass in our refineries, innovations in lubricants and asphalts of higher environmental quality, LPG automotive applications and more efficient integrated energy systems.

With respect to petrochemicals, technological activities are mainly directed toward new products with higher added value. In 2009, we focused on resins for coating solar panels, oxo-biodegradable polypropylene, new patented rubber applications and new polyurethane foam compounds obtained from natural primary materials.

In addition, there have been efficiency and environmental improvements in our production processes, especially in our own technology processes (used to produce propylene oxide, polyols and hydrogenated rubber, among others).

New energy sources

Our energy supply diversification R&D projects include the study of second-generation biofuels, technologies that increase CO2 efficiency in transport, including in connection with electric vehicles, and the integration of combined fossil and renewable fuel heating/cooling systems.

Technological prospecting studies

Repsol YPF systematically prospects for new opportunities arising out of the long term evolution of the primary technologies used within the energy sector. These include bioenergy, future combustion engines, electric mobility, the use of hydrogen as an energy carrier, renewable energy and the capture and storage of CO2. These studies allow Repsol YPF to develop new capabilities and plan its future activities.

4. Directors, Senior Management and Employees

4.1	Directors and Officers of Repsol YPF

4.1.1	Board of Directors

As of the date of this annual report, the members of the Board of Directors of Repsol YPF were as follows:

	Position	Year First Appointed	Current Term Expires
Antonio Brufau Niubó(1)(2)	Chairman and Director	1996	2011
Luís Fernando del Rivero Asensio(1)(6)	1st Vice-Chairman and Director	2006	2011
Isidro Fainé Casas(1)(5)	2nd Vice-Chairman and Director	2007	2012
Juan Abelló Gallo(6)(12)	Director	2006	2011
Paulina Beato Blanco(3)(7)	Director	2005	2014
Artur Carulla Font(1)(3)(9)	Director	2006	2014
Luís Carlos Croissier Batista(3)(12)	Director	2007	2011
Carmelo de las Morenas López(3)(8)	Director	2003	2011
Ángel Durández Adeva(3)(8)	Director	2007	2011
Javier Echenique Landiríbar(1)(3)(8)	Director	2006	2014
María Isabel Gabarró Miquel(3)(10)(12)	Director	2009	2013
Jose Manuel Loureda Mantiñán(6)(10)(12)	Director	2007	2011
Juan María Nin Génova(5)(10)(12)	Director	2007	2012
PEMEX Internacional España, S.A.(1)(4)(11)	Director	2004	2014
Henri Philippe Reichstul(1)(3)	Director	2005	2014
Luís Suárez de Lezo Mantilla(1)(2)	Director and Secretary	2005	2013

(1)	Member of the Delegate Committee (Comisión Delegada).

(2)	Executive Director.

(3)	Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors.

(4)	Raúl Cardoso Maycotte serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol YPF, S.A. Spanish law permits joint stock companies to serve as members of the Board of Directors. A company serving in such a capacity must appoint a natural person to represent it at the meetings of the Board of Directors.

(5)	Nominated for membership by Criteria CaixaCorp, S.A., member of la Caixa Group.

(6)	Nominated for membership by Sacyr Vallehermoso, S.A.

(7)	Chairman of the Audit and Control Committee.

(8)	Member of the Audit and Control Committee.

(9)	Chairman of the Nomination and Compensation Committee.

(10)	Member of the Nomination and Compensation Committee.

(11)	Chairman of the Strategy, Investment and Corporate Social Responsibility Committee.

(12)	Member of the Strategy, Investment and Corporate Social Responsibility Committee.

Following is a summary description of the experience and principal business activities of the Directors of Repsol YPF:

Antonio Brufau Niubó. Born in Mollerussa (Lérida), Spain, in 1948. Graduate in Economics by the University of Barcelona and Master by the IESE. He began his professional career at Arthur Andersen, where he became Partner and Director of Auditing. In 1988, he joined la Caixa as Deputy Managing Director. From 1999 to 2004, he held the position of Managing Director for the la Caixa Group and from 1997 to 2004 he was Chairman of Gas Natural Group. During his extensive business career, Antonio Brufau has served on the Board of Directors of several companies, including Enagás, Abertis Infraestructuras, Aguas de Barcelona, Inmobiliaria Colonial, Suez, Caixa Holding, the CaixaBank France and CaixaBank Andorra. Until December 2005, he was the only Spanish member in the Executive Committee of the International Chamber of Commerce (ICC). In July 2002, he was appointed President of Círculo de Economía de Barcelona, a position that he occupied until July 2005. He has also held the position of Chairman of Comupet Madrid 2008 and Club Español de la Energía. Currently, he is Chief Executive Officer of Repsol YPF, Vice-Chairman of Gas Natural SDG, S.A., and Chairman of YPF, S.A. and Foundation Repsol. He is also member of the European Round Table of Industrialists (ERT), the Advisory Board of Confederación Española de Organizaciones Empresariales (CEOE), the Advisory Corporate Board of Real Instituto Elcano, the General Assembly of The American Chamber of Commerce in Spain, the Asociación Española de Directivos, Foundation CEDE (Confederación Española de Directivos y Ejecutivos), Foundation Instituto Ildefons Cerdá and the Círculo de Economía.

Luis Fernando del Rivero Asensio. Born in Murcia, Spain, in 1949. He holds a Civil Engineering degree (Santander, 1972) and completed the General Management Program from IESE in 1986. In 2006, he was awarded with a Medal of Honor from the Civil Engineers Association (Colegio de Ingenieros de Caminos, Canales y Puertos). He was Technical Manager of HICEOSA from 1972 to 1974, and Site Manager, Delegate and Head of Department in Ferrovial from 1974 to 1989. He is a cofounder of SACYR, where he has held the position of Delegate (from 1987 to 1996), Corporate Development Manager (from 1996 to 2000) and Managing Director (from 2000 to 2004). He has served on the Board of Directors of Autopista del Barbanza Concesionaria de la Xunta de Galicia, Sociedad Concesionaria Aeropuerto de Murcia, Itínere Infraestructuras and Autopista del Atlántico Concesionaria Española. Mr. del Rivero currently is the Executive Chairman of Sacyr Vallehermoso, S.A. (since November 2004), and Director of the following companies in the Sacyr Vallehermoso Group: Testa Inmuebles en Renta, Sacyr, S.A.U., Valoriza Gestión, S.A.U. and Aeropuerto de la Región de Murcia; he is Joint and Several Administrator of Sacyr Vallehermoso Participaciones Mobiliarias and Sacyr Vallehermoso Participaciones, S.L.; he is Chairman of Vallehermoso División Promoción, S.A.U., Tesfran and Sacyr Concesiones; he is Vice Chairman of Somague S.G.P.S. and 2nd Vice Chairman of Autopista Vasco Aragonesa Concesionaria Española.

Isidro Fainé Casas. Born in Manresa (Barcelona), Spain, in 1942. He holds a Phd degree in Economic Sciences and an ISMP in Business Administration from Harvard University and a Diploma in Senior Management from the IESE Business School. He is a member of the Royal Academy of Economics and Finance and of the Royal Academy of Doctors. He began his professional banking career as Investment manager for Banco Atlántico in 1964, later becoming General Manager of Banco de Asunción in Paraguay in 1969. On his return to Barcelona, he held various managerial posts in financial institutions: Head of Personnel at Banca Riva y García (1973), Director and General Manager of Banca Jover (1974) and General Manager of Banco Unión (1978). In 1982 he joined “la Caixa” as Assistant General Manager, where he was appointed Deputy Executive General Manager in 1985 and General Manager in 1999. He has also served on the Board of Directors of Sanef. He is currently Chairman of “la Caixa”, Vice chairman of Abertis Infraestructuras and Telefónica, Chairman of Criteria CaixaCorp, S.A., Chairman of CECA (Confederación Española de Cajas de Ahorros) and Chairman of Foundation “la Caixa”. He is also Director of Banco BPI and Grupo Financiero Inbursa, and representative of Criteria Caixacorp in the Board of Hisusa (Holding de Infraestructuras y Servicios Urbanos) and non-executive Director of The Bank East of Asia, Limited.

Juan Abelló Gallo. Born in Madrid, Spain, in 1941. He holds a BSC degree in Pharmacy, he is a Doctor and a Permanent Member of the Royal Academy of Pharmacy. He has been awarded the Great Cross of the Order of Civil Merit, the Juan Lladó Prize, and named Entrepreneur of the Year by the Chamber of Commerce and Industry of Madrid in 1997. He was formerly the Chairman of Fábrica de Productos Químicos y Farmacéuticos Abelló, Antibióticos, La Unión y el Fénix Español, RTL Group and Airtel (currently named Vodafone); Vice-Chairman of Banco Español de Crédito, SCH and Unión Fenosa; and Director of Banco Central, Banco

Santander Central Hispano, Sociedad General de Aguas de Barcelona, Instituto Sectorial de Promoción y Gestión de Empresas and Grupo Banca Leonardo. He is currently the Chairman of Torreal and Alcaliber (representing Nueva Compañía de Inversiones); Vice-Chairman of Sacyr Vallehermoso (representing Nueva Compañía de Inversiones) and CVNE (representing Austral, B.V.); and Director of Zed Worldwide (representing Nueva Compañía de Inversiones).

Paulina Beato Blanco. Born in Córdoba, Spain, in 1946. She holds a Phd degree in Economics from Complutense University of Madrid and University of Minnesota. She is a Professor of Economic Analysis, a Commercial Expert and an Economist of the State. She has served as Executive Chairman of Red Eléctrica de España and as Director of CAMPSA and major financial institutions. She has also served as Chief Economist in the Sustainable Development Department of the Inter-American Development Bank and as Consultant in the Banking Supervision and Regulation Division of the International Monetary Fund. She is currently an advisor to the Iberoamerican Secretary General (Secretaría General Iberoamericana), professor for Economic Analysis in various universities and member of a special board for promoting the Knowledge Society in Andalusia.

Artur Carulla Font. Born in Barcelona, Spain, in 1948. He holds a graduate degree in Economics. His professional activity began in Arbora & Ausonia in 1972, where he held several positions until he was appointed General Manager. In 1988, he joined Agrolimen as Strategy Manager. In 2001, he was appointed Managing Director of Agrolimen. He is currently Chairman of Agrolimen and its participated companies Affinity Petcare, Preparados Alimenticios (Gallina Blanca Star), Biocentury, The Eat Out Group, Reserva Mont-Ferrat and Arbora & Ausonia; Director and Secretary of Quercus Capital Riesgo, S.G.E.C.R and Consorcio de Jabugo; Member of the Regional Board of Telefónica in Catalonia, Member of the Advisory Boards of EXEA Empresarial and Roca Junyent. He is also Vice-Chairman of Círculo de Economía, Vice-Chairman of Foundation ESADE, Member of IAB (International Advisory Board) of the Generalitat de Catalunya, Member of Foundation Lluis Carulla, Member of the Management Board of Instituto de la Empresa Familiar and Member of Foundation MACBA (Museo de Arte Contemporaneo de Barcelona).

Luís Carlos Croissier Batista. Born in Arucas (Las Palmas), Spain, in 1950. He has been Professor of Economic Policy at Complutense University of Madrid. During his long professional tenure, amongst other positions, he was Subsecretary of the Ministry of Industry and Energy, President of Instituto Nacional de Industria (I.N.I.), Minister of Industry and Energy and President of the Spanish Securities Market Commission (CNMV). He has served on the Board of Directors of Jazztel, High Tech Hotels & Resorts and Begar. He is currently Director of Adolfo Dominguez, Testa Inmuebles en Renta, Eolia Renovables de Inversiones SCR, Grupo Copo de Inversiones and Sole Director of Eurofocus Consultores.

Carmelo de las Morenas López. Born in Sevilla, Spain, in 1940. He holds a BA degree in Economics and Law. He started his career in Arthur Andersen & Co. Subsequently he became the General Manager of the Spanish subsidiary of the Deltec Banking Corporation and Chief Finance Officer of Madridoil and Transportes Marítimos Pesados. He joined the Repsol Group in 1979, holding different management positions. From 1989 to 2003, he served as Chief Financial Officer. Up to December 31, 2005 he was member of the Standard Advisory Council of IASB. He is currently Chairman of Casa de Alguacil Inversiones SICAV and Director of the Britannia Steam Ship Insurance Association, Ltd., Orobaena S.A.T. and Faes Farma.

Ángel Durández Adeva. Born in Madrid, Spain, in 1943. He holds a BA degree in Economics and he is a Professor of Commerce, a chartered accountant and a founding member of the Registry of Economic Auditors. He joined Arthur Andersen in 1965 where he was Partner from 1976 to 2000. Up to March, 2004 he headed the Euroamerica Foundation, of which he was a founder, entity dedicated to the development of business, political and cultural relationships between the European Union and Latin American countries. He has served on the Board of Directors of Responsables Consultores. He is currently Director of Gestevisión Telecinco, Member of the Advisory Board of Exponencial-Agencia de Desarrollos Audiovisuales, Ambers & Co and FRIDE (Foundation for the international relations and the foreign development), Chairman of Arcadia Capital and Información y Control de Publicaciones, Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente and Vicepresident of Foundation Euroamérica.

Javier Echenique Landiríbar. Born in Pamplona (Navarra), Spain, in 1951. He holds a BA degree in Economics and Actuarial Science. He has served as a Director and General Manager of Allianz-Ercos and as a General Manager of BBVA Group. He is currently Chairman of Banco Guipuzcoano, Director of Telefónica Móviles México, Actividades de Construcción y Servicios (ACS), Abertis Infraestructuras Grupo Empresarial Ence and Celistics, L.L.C., Delegate of the Board of Telefónica in the Basque region, Member of the Advisory Board of Telefónica Spain, Member of Foundation Novia Salcedo and Member of the Círculo de Empresarios Vascos.

María Isabel Gabarró Miquel. Born in Barcelona, Spain, in 1954. She holds a degree in Law from University of Barcelona (1976). In 1979, she joined the Bar of Notaries. She has been a Director and member of the Nomination and Compensation Committee and of the Audit and Control Committee of important entities in different sectors (financial, energy, telecommunications, infrastructure and real estate). She is currently registered on the Bar of Notaries of Barcelona and is a member of the Sociedad Económica Barcelonesa de Amigos del País.

José Manuel Loureda Mantiñán. Born in Betanzos (La Coruña), Spain, in 1939. He holds a Civil Engineering degree. In 1965, he began his career in Ferrovial, where he held several positions. He was a founder of Sacyr, where he was Managing Director until 2000 and Chairman until 2003. From 2003 to 2004, following the merger of Sacyr and Vallehermoso, he was Chairman of the Sacyr Vallehermoso Group. He has served on the Board of Directors of Autopista Vasco Aragonesa Concesionaria Española and Itínere Infraestructuras. He is currently Director of Sacyr Vallehermoso (as representative of Prilou), Chairman of Valoriza Gestión, S.A.U. and Hoteles Bisnet and Director of Vallehermoso División Promoción, S.A.U., Testa Inmuebles en Renta, Sacyr, S.A.U. and Somague S.G.P.S.

Juan María Nin Génova. Born in Barcelona, Spain, in 1953. He holds a degree in Economics and Law from the University of Deusto and a Masters of Laws from the London School of Economics and Political Sciences. He began his professional career as Programs Manager with the Ministry for Relations with the European Communities (1978-1980). In 1980, he began a banking career at the International Division of Banco Hispano Americano, where he moved later to Corporate and Retail Banking. In 1994, he was appointed General Manager of Retail Banking in Banco Central Hispano, where he also served on the Management Committee. After the merger with Banco Santander, Juan María Nin took over the position of General Manager of Retail Banking and was a member of the Management Committee until 2002, when he was appointed CEO of Banco Sabadell. Since June 2007, he is President and CEO of “la Caixa”, Deputy Chairman of Foundation “la Caixa”, Deputy Chairman of Criteria CaixaCorp, member of the Board of Directors of SegurCaixa Holding, Gas Natural SDG, Banco BPI, Erste Group Bank, A.G. and Grupo Financiero Inbursa. He is also member of the Board of Governors of University of Deusto, Foundation ESADE Business School, member of the Board of Directors of Círculo Ecuestre and member of APD (Asociación para el Progreso de la Dirección), Foundation Federico García Lorca and Foundation Council Spain-U.S.A., and Deputy Chairman of Foundation Council Spain-India, member of the Economic Group of Spain-China Forum, Secretary of the Federació Catalana de Caixes d’Estalvi and member of the Economic Policy Commission of the Barcelona Chamber of Commerce.

Raúl Cardoso Maycotte. Born in Mexico City, Mexico, in 1953. He holds a Law degree from the Autonomous University of Mexico and a Masters degree in International Relations from the Institute of Social Studies in The Hague. He began his career in Pemex in 1983 and has occupied various important positions within such company. Between 2001 and 2003, he was the Mexican Ambassador in Ankara (Turkey) and, concurrently, in various Central Asian countries. He is currently the Managing Director of Pemex Internacional España and P.M.I. Holdings Petróleos España as well as being the Mexican representative for OPEC and the International Energy Agency.

Henri Philippe Reichstul. Born in Paris, France, in 1949. He holds a BA degree in Economics from University of São Paulo and a post graduate degree from Hertford College, Oxford. He has served as Secretary of the State Business Budget Office and as Deputy Minister of Planning in Brazil. From 1988 to 1999 he held the position of Executive Vice President of Banco Inter American Express. From 1999 to 2001 he was Chairman of the Brazilian national oil company, Petrobrás. He has also served on the Board of Directors of TAM Linhas Aéreas, Holding Vivo and Grupo Pao de Açúcar. He is currently Member of the Strategic Board of ABDIB, Director of Ashmore Energy Internacional, Chairman of Brenco–Companhia Brasileira de Energía Renovável, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of the Supervisory Board of Peugeot Citroen, Member of the International Advisory Board of Group Credit Agricole and Vice-Chairman of the Board of the Brazilian Foundation for Sustainable Development.

Luís Suárez de Lezo Mantilla. Born in Madrid, Spain, in 1951. He holds a Law degree from the Complutense University of Madrid and is Counsel of the State (on leave). As an attorney, he is specialized in commercial and administrative law. He has served as the Director of Legal Affairs of CAMPSA and has served as an attorney, particularly in the energy industry. He is currently Director of Gas Natural SDG, S.A., YPF and Repsol-Gas Natural LNG, Vice Chairman of Foundation Repsol and member of the Environment and Energy Commission of the International Chamber of Commerce (ICC).

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

Moreover, the Audit and Control Committee is also responsible for supervising the procedures and systems for recording and internal controls over the Group’s hydrocarbon reserves (see “Item 2. Information on Repsol

YPF—Oil and Gas Reserves—Internal Controls on Reserves and Reserves Audits”) and steers the environmental and work safety policies, guidelines and objectives of the Repsol YPF Group.

To ensure the adequate performance of its duties, the Audit and Control Committee may obtain advice from lawyers or other independent professionals who report their findings directly to the Audit and Control Committee.

The Audit and Control Committee is composed of a minimum of three directors appointed by the Board for a four-year term. Its members shall have the necessary time commitment, capability and experience to perform their function. In addition, the Audit and Control Committee shall appoint one of its members to be Chairman, who must be an independent outside director and have experience in business management and familiarity with the accounting procedures; in any event, one of the Audit and Control Committee’s members must have the financial experience required by the market regulatory agencies (see “Item 14A. Audit Committee Financial Expert”). Executive Directors may not sit on the Audit and Control Committee.

The Regulations that govern the Audit and Control Committee are set out in Repsol YPF’s Bylaws and in the Regulations of the Board of Directors.

Activities of the Audit and Control Committee during 2009

The Audit and Control Committee held ten meetings during 2009 and, among other activities, has performed: (i) the periodic review of the financial information; (ii) the monitoring of the annual corporate audit plan; (iii) the supervision of the internal control systems; and (iv) the oversight of the independence of the external auditors.

The Audit and Control Committee adopted in 2005 certain procedures for the receipt, retention and treatment of complaints received by Repsol YPF regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission of concerns regarding questionable accounting or auditing matters. Communications on these matters can be sent to the Audit and Control Committee via Repsol YPF’s corporate website (www.repsol.com), intranet (repsol.net) or by traditional post or electronic mail.

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

Repsol YPF has an Executive Committee (“Comité de Dirección”), which is charged with the tasks of defining the Group’s strategy and managing the Group’s operations and whose members, as of June 21, 2010, were as follows:

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

The following is a summary of the business experience of the members of the Executive Committee who are not also members of the Board of Directors.

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

For information on the business experience of Messrs. Antonio Brufau Niubó and Luís Suárez de Lezo Mantilla, see “—Board of Directors”.

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

•

Revision and evaluation of the accuracy, reliability, sufficiency and clarity of all information contained in documents designated for public release by Repsol YPF, including, in particular, communications made to the CNMV, the SEC, the Argentine National Securities Commission (“CNV”) and the other regulators and supervisory bodies of the stock markets on which shares of Repsol YPF, S.A. are listed;

•	Supervision of the Disclosure Committee established by YPF, S.A. in connection with the listing of its shares in the United States; and

•

Carrying out any other function which, in connection with the preparation and communication of financial information, is requested by the Board of Directors, the Audit and Control Committee, the Chief Executive Officer or the Chief Financial Officer.

The Disclosure Committee is composed of the Corporate Director of Economic and Fiscal Policy, who is the Chairman of the Committee, the Legal Services Corporate Director, who acts as the Secretary of the Committee, the Communications and Chairman’s Office Corporate Director, the Strategy and Corporate Development Corporate Director, the Audit and Control Director, the Administration and Economic Director, the Investor Relations Director, the Corporate Governance Affairs Director, the Reserves Control Director, the Management Control Director, a representative of the Group Managing Division of Human Resources and Organization, a representative of the Executive Managing Division of Upstream, a representative of the Executive Managing Division of Downstream and a representative of the Executive Managing Division of YPF.

4.1.8	Corporate Governance Standards

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

Taking into consideration the definition of “independent director” provided by the Spanish Unified Good Governance Code for Listed Companies, article 13 of the Regulations of the Board of Directors establishes that the following persons may not be nominated or designated as independent outside directors:

(a)	Past employees or Executive Directors of group companies, unless three or five years have elapsed, respectively, from the end of the relationship.

(b)	Persons who have received some payment or other form of compensation from Repsol YPF or the Group in addition to their directors’ fees, unless the amount involved is not significant. Dividends or pension supplements received by a Director for prior employment or professional services are excluded, provided that such supplements are non contingent (i.e., the paying company has no discretionary power to suspend, modify or revoke the payment).

(c)	Persons who during the past three years were partners at the external auditor or the firm responsible for the audit report of Repsol YPF or any other Group company.

(d)	Executive directors or senior officers of another company where an Executive Director or senior officer of Repsol YPF is an outside director.

(e)	Persons with material business dealings with Repsol YPF or a Group company or who have had such dealings in the preceding year, either on their own account or as the significant shareholder, director or senior officer of a company that has or has had such dealings. Business dealings include the provision of goods or services, including financial services, as well as advisory or consultancy relationships.

(f)	Significant shareholders, executive directors or senior officers of an entity that receives significant donations from Repsol YPF or its Group or has received significant donations from Repsol YPF in the past three years. This provision does not apply to those who are merely trustees of a foundation receiving donations.

(g)	Spouses or related persons maintaining an analogous relationship or close relatives of one of Repsol YPF’s executive directors or senior officers.

(h)	Any person not proposed for appointment or renewal by the Nomination and Compensation Committee.

(i)	Persons in some of the situations set out in (a), (e), (f) or (g) above in relationships with a significant shareholder or a shareholder with Board representation. In the case of the family relations set out in (g) above, the limitation applies not only in connection with the shareholder but also with institutional outside directors of Repsol YPF.

As of the date of this annual report, eight of the sixteen members of the Board of Directors are independent outside directors in accordance with the provisions of the Bylaws the Regulations of the Board of Directors and the Spanish Unified Good Governance Code for Listed Companies.

Independence of the Directors on the Audit and Control Committee

In accordance with the NYSE corporate governance rules, since July 31, 2005, all members of the audit committee must be independent. Independence, as required by the NYSE corporate governance rules, is determined in accordance with highly detailed rules promulgated by the NYSE. Furthermore, since July 31, 2005, all members of the audit committee must be independent in accordance with Rule 10A-3 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”).

The Spanish Securities Market Act (Law 24/1988 of November 22, as amended) requires that the audit committee consist of a majority of non-executive directors. In addition, the Spanish Unified Good Governance Code for Listed Companies recommends that the chairman of the committee be an independent director (as such term is defined in the Code). In accordance with the Bylaws and the Regulations of the Board of Directors, executive directors may not be members of this committee and its chairman shall be, in any case, an independent outside director. See “—Audit and Control Committee (“Comisión de Auditoría y Control”).”

During 2009 and as of the date of this annual report, the Audit and Control Committee of the Board of Directors of Repsol YPF was composed of four independent outside directors (as defined in the Regulations of the Board of Directors). All members of the Audit and Control Committee of the Board of Directors of Repsol YPF are independent in accordance with Rule 10A-3 of the Exchange Act.

Compensation and Nomination Committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nomination committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Spanish law, these committees are not required, though there is a non-binding recommendation for listed companies in Spain to have these committees and for them to be composed of a majority of non-executive directors and of a majority of independent outside directors. It is also recommended that these committees be chaired by an independent outside director.

Repsol YPF’s Nomination and Compensation Committee is comprised of non-executive directors and its Chairman is an independent outside director. See “—Nomination and Compensation Committee (“Comisión de Nombramientos y Retribuciones”).”

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

Under Spanish law, this practice is not contemplated; accordingly, the non-executive directors or the independent outside directors on the Board of Directors of Repsol YPF do not meet outside of the presence of the executive directors or institutional outside directors.

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

The amount of remuneration accrued in 2009 and 2008 by members of the Board of Directors by reason of their membership thereof amounted to €4.91 million and €4.82 million, respectively. The following table provides details on accrued remuneration in 2009:

	Remuneration for Membership on the Board of Directors
	Board of Directors	Delegate Committee	Audit and Control Committee	Nomination and Compensation Committee	Strategy, Investment and Corporate Social Responsibility Committee	Total
	(euro)
Antonio Brufau Niubó	172,287	172,287	—	—	—	344,574
Luis Suárez de Lezo Mantilla	172,287	172,287	—	—	—	344,574
Antonio Hernández-Gil Álvarez- Cienfuegos	71,786	71,786	—	17,947	—	161,519
Carmelo de las Morenas López	172,287	—	86,144	—	—	258,431
Henri Philippe Reichstul	172,287	172,287	—	—	—	344,574
Paulina Beato Blanco	172,287	—	86,144	—	—	258,431
Javier Echenique Landiribar	172,287	172,287	86,144	—	—	430,718
Artur Carulla Font	172,287	114,858	—	43,072	—	330,217
Luís del Rivero Asensio	172,287	172,287	—	—	—	344,574
Juan Abelló Gallo	172,287	—	—	—	43,072	215,359
PEMEX Internacional España, S.A.	172,287	172,287	—	—	43,072	387,646
José Manuel Loureda	172,287	—	—	28,715	43,072	244,074
Luís Carlos Croissier Batista	172,287	—	—	—	43,072	215,359
Isidro Fainé Casas	172,287	172,287	—	—	—	344,574
Juan María Nin Génova	172,287	—	—	43,072	43,072	258,431
Ángel Durández Adeva	172,287	—	86,144	—	—	258,431
María Isabel Gabarro Miquel	114,858	—	—	28,715	28,715	172,288

In addition:

•	The members of the Board of Directors of Repsol YPF have not been granted any loans or advances by any Group company, jointly controlled entity or associate; and

•

No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the Board of Directors, except in the case of the Chief Executive Officer and the General Counsel in respect of which the commitments provided in their respective services contracts, include a definite contribution system.

Remuneration for Management Functions

The remuneration, fixed and variable, in cash and in kind received during the year 2009 by the members of the Board of Directors who had relationships of an employment nature or who performed executive responsibilities in the Group during the fiscal year reached a total of approximately €3.97 million, with €2.63 million pertaining to Mr. Antonio Brufau and €1.34 million to Mr. Luis Suárez de Lezo.

Additionally, Mr. Antonio Brufau’s multi-year variable remuneration (which was determined on the basis of the degree to which certain targets established in an incentive program for executive management were met), amounted to €0.99 million. Mr. Luis Suárez de Lezo’s multi-year variable remuneration amounted to €0.22 million.

These amounts do not include the ones itemized in the section “From Life Insurance and Retirement Policies and Contributions to Pension Plans and the Loyalty Bonus” below.

Remuneration for Membership on the Board of Directors of Affiliated Companies

The amount of remuneration accrued in 2009 and 2008 by members of the Board of Directors of Repsol YPF, for their membership in the Board of Directors of Group companies, jointly controlled entities or associates, totaled approximately €0,44 million and €0.46 million, respectively. The following table shows details of the remuneration received from each company in 2009:

	YPF	Gas Natural	CLH	Total
	(euro)
Antonio Brufau Niubó	67,738	265,650	—	333,388
Luís Suárez de Lezo Mantilla	67,917	—	35,869	103,786

From Civil Liability Insurance Premiums

The members of the Board of Directors are covered by the same civil liability policy that insures all managers/directors and management personnel of the Repsol YPF Group.

From Life Insurance and Retirement Policies and Contributions to Pension Plans and the Loyalty Bonus

The cost of the retirement, disability and death insurance policies and of the contributions to pension plans and to the loyalty bonus, including, as pertinent, those pertaining to entries on account, which the Company has incurred for members of the Board of Directors with executive responsibilities within the Group, amounted to a total of €2.75 million in 2009. Of this amount, €2.47 million relate to Mr. Antonio Brufau and €0.28 million relate to Mr. Luis Suárez de Lezo.

Incentives

Only directors that have executive responsibilities, receive multi-year variable retribution. See “—Remuneration for Management Functions” above.

Indemnities to Members of the Board of Directors

In 2009, no member of the Board of Directors received any indemnity payment from Repsol YPF.

Transactions with Members of the Board of Directors

Except for the remuneration earned, the dividends received from the shares held by them and, in the case of outside institutional directors, the transactions described in “Item 5. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Major Shareholders,” the directors of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

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

Remuneration of Senior Management

The information in the following section relates to the 9 persons who are or were members of the Senior Management (as defined below) of the Group in 2009, excluding those who are also members of Repsol YPF’s

Board of Directors. For the purposes of this section, and notwithstanding the definitions contained in various Spanish laws (including Royal Decree 1382/1985), “Senior Management” refers to members of our Executive Committee.

Wages and Salaries

Senior Management receives fixed and variable remuneration, the latter of which consists of an annual bonus calculated as a specific percentage of the fixed remuneration, earned on the basis of the degree to which certain targets are met and, where appropriate, payments due under the multi-year incentive plan.

The total remuneration earned in 2009 by members of the Senior Management who form or formed part of the Executive Committee, during the period in which they belonged to the Executive Committee, amounted to approximately €12.65 million, broken down as follows:

2009
(millions of euro)
Salary	5.59
Attendance fees	0.39
Variable remuneration	5.77
Compensation in kind	0.90

Total	12.65

Executive Welfare Plan and Loyalty Bonus

The amount of the contributions made in 2009 by the Group for its executive staff in the executive welfare plan and the loyalty bonus amounted to €1.42 million.

Pension Fund and Insurance Premiums

In 2009, the amount of contributions made by the Group with respect to the defined contribution plans adapted to the Pension Plans and Funds Act maintained in respect of management personnel, together with the amount of premiums paid for life and accident insurance, amounted to €0.49 million (this amount is included in the amounts shown above under “—Wages and Salaries”).

Senior management personnel are covered by the same civil liability policy that covers all managers and directors of the Repsol YPF Group.

Advances and Loans

At December 31, 2009, Repsol YPF had granted loans to members of Senior Management amounting to €0.27 million, which bore average interest of 3.06% in 2009. All such loans were granted before 2003.

Indemnity and Severance Payments to Executives

Members of Repsol YPF’s Senior Management are entitled to severance payments, provided that the termination of their employment relationship with Repsol YPF is not the result of the nonperformance of employment duties, retirement, disability or the employee’s voluntary withdrawal. The severance payment obligation is recorded as a provision for pension and as a personnel expense (only when the member of the Senior Management and the Group terminate the employment relationship, if such termination occurs for any of the causes that give rise to such severance payment and the right to receive such payment has accrued). In 2009, indemnity and severance payments (including compensation for non-compete agreements) amounted to €9 million.

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

The total number of shares owned individually by the members of the Board of Directors as of June 21, 2010 was 390,154, which represents 0.032% of the capital stock of Repsol YPF as of the date of this annual report.

	Number of shares owned	Number of shares indirectly held	Total shares	%Total shares outstanding	Nominating shareholders	Number of shares owned by nominating shareholders
						Number(1)%
Antonio Brufau Niubó	205,621	—	205,621	0.017	—	—	—
Luís Fernando del Rivero Asensio(2)	1,000	—	1,000	0.000	Sacyr Vallehermoso	244,294,779	20.01
Isidro Fainé Casas(3)	242	—	242	0.000	Criteria Caixa Corp.	102,831,003	8.42
Juan Abelló Gallo(2)	1,000	81,926	82,926	0.007	Sacyr Vallehermoso	244,294,779	20.01
Paulina Beato Blanco	100	—	100	0.000	—	—	—
Artur Carulla Font	24,301	—	24,301	0.002	—	—	—
Luís Carlos Croissier Batista	—	—	—	—	—	—	—
Carmelo de las Morenas López	7,376	—	7,376	0.001	—	—	—
Ángel Durández Adeva	5,950	—	5,950	0.000	—	—	—
Javier Echenique Landiribar	—	17,200	17,200	0.001	—	—	—
María Isabel Gabarró Miquel	5,816	1,832	7,648	0.001	—	—	—
José Manuel Loureda Mantiñán(2)	50	35,782	35,832	0.003	Sacyr Vallehermoso	244,294,779	20.01
Juan María Nin Génova(3)	242	—	242	0.000	Criteria Caixa Corp.	102,831,003	8.42
PEMEX Internacional España, S.A.(4)	1	—	1	0.000	PEMEX	58,679,800	4.81
Henri Philippe Reichstul	50	—	50	0.000	—	—	—
Luís Suárez de Lezo Mantilla	1,665	—	1,665	0.000	—	—	—

(1)	According to the latest information available to Repsol YPF.

(2)	Nominated for membership by Sacyr Vallehermoso.

(3)	Nominated for membership by Criteria CaixaCorp, S.A. (member of la Caixa Group). In addition, Criteria CaixaCorp, S.A. has a 67.60% interest in Repinves, S.A., which holds a 5.02% interest in Repsol YPF.

(4)	The beneficial owner of these shares is Petróleos Mexicanos, the sole shareholder of PEMEX Internacional España, S.A.

The current members of the Executive Committee of Repsol YPF together own less than 1% of the outstanding shares of Repsol YPF. As of the latest practicable date, the total amount of voting securities owned, directly or indirectly, by the directors and officers of Repsol YPF as a group was 423,752 ordinary shares or 0.035% of the total number of ordinary shares of Repsol YPF issued and outstanding.

4.4	Employees

As of December 31, 2009, Repsol YPF had 41,014 employees. The figures in the tables below include the employees of Gas Natural according to the applicable percentage of consolidation as at December 31 of each year (30. 01% in 2009 and 30.85% in 2008 and 2007). The figures for the average number of employees in the tables below are consistent with the consolidation criteria applied, consolidating the percentage participation held by Repsol YPF in each of the months of each of the years.

The following table provides a breakdown of Repsol YPF’s employees by business segment as well as by geographic area, as of December 31, 2009, 2008 and 2007:

	2009	2008	2007
Employees by business segment and geographical area
Upstream	2,566	2,352	2,088
North America and Brazil	309	230	216
North Africa	262	256	254
Rest of the World	1,995	1,866	1,618
LNG	211	201	133
Downstream	17,951	18,038	18,596
Europe	15,862	15,958	16,317
Rest of the World	2,089	2,080	2,279
YPF(1)	12,627	11,693	11,832
Gas Natural(2)	5,496	2,085	2,041
Other	2,163	2,169	2,010

Total	41,014	36,538	36,700

(1)	Mainly corresponds to Argentina.

(2)	Increase in 2009 mainly corresponds to the acquisition of Unión Fenosa.

The following table provides a breakdown by professional category of the employees of Repsol YPF as of December 31, 2009, 2008 and 2007:

	2009	2008	2007
Employees by professional category
Officers	637	354	317
Middle Management	3,324	2,423	2,409
Technicians	16,423	15,822	14,913
Administration and Operations staff	20,630	17,939	19,061

Total	41,014	36,538	36,700

The following table provides a breakdown of the average permanent and temporary employees of Repsol YPF for the last three years:

	2009	2008	2007
Permanent and temporary employees
Permanent	36,347	33,231	32,787
Temporary	3,468	4,376	4,778

Total	39,815	37,607	37,565

Since 1997, Repsol YPF has a master employment agreement in place in Spain with most of the representative unions, stating its commitments in a Master Agreement. In May 2009, the 5th Master Agreement, effective until December 31, 2010, and which affects over 17,000 employees in Spain, was entered into with the UGT (Unión General de Trabajadores) and CC.OO. (Comisiones Obreras) federations. This Master Agreement includes specific covenants and protocols about balancing work and family life, the hiring of people with disabilities, equal opportunity between men and women, and the protection of victims of domestic violence. Furthermore, it enables Repsol YPF to continue maintaining a competitive position on such matters as salaries and wages, and it also makes it possible to maintain formulas for bringing in younger staff, facilitating the partial retirement of older workers under satisfactory conditions.

In 2009, there were no significant labor disruptions in those companies of the Group located in Spain. However, there were 5 strikes in relation to the negotiation of the labor agreements applicable to employees of Repsol Petróleo, S.A. and Petróleos del Norte, S.A. (“Petronor”), which were joined by 2,115 workers and have resulted in the loss of 19,973 hours of work. As of the date of this annual report, the negotiation of such labor agreements has concluded. In addition, there was a general strike in the Basque Country which was joined by 111 workers and resulted in the loss of 916 hours of work.

Approximately 42% of YPF and its affiliates’ employees are represented by the labor union “Federación Sindicatos Unidos Petroleros e Hidrocarburíferos” (SUPeH), which negotiates labor agreements and salaries which apply to YPF and OPESSA unionized employees. At the end of 2006, YPF began new negotiations with the SUPeH, pursuant to which the agreements with such union were extended until the end of the year 2010. The negotiations involved the economic and social conditions for YPF employees and employees from contractor companies.

In addition, labor conditions and salaries of third-party employees working with YPF and OPESSA in refineries, oil fields and gas stations, are regulated by labor agreements with sixteen other unions.

During 2009, several salary agreements have been reached with labor unions. YPF has also been involved in the negotiation of labor collective agreements concerning employees from contractor companies, working in refineries, oil fields.

Repsol YPF’s labor-related costs for the past three years have been as follows:

	2009	2008	2007
Labor-related costs
Salaries (millions of euro)	1,565	1,515	1,379
Benefits (millions of euro)	522	508	475

Total (millions of euro)	2,087	2,023	1,854

Average cost per employee (euro)	52,414	53,803	49,362

Operating expenses in connection with labor force restructuring were €46.0 million in 2009, €105.8 million in 2008 and €57.7 million in 2007. Repsol YPF recorded labor force restructuring provisions of €0.7 million, €1.8 million and €24 million in 2009, 2008 and 2007, respectively.

Repsol YPF has defined contribution plans for certain employees in Spain, which conform to current legislation. The main features of these plans are as follows:

•	They are mixed plans to cover retirement, disability and death of the participants.

•	The sponsor (Repsol YPF) undertakes to make monthly contributions equal to a given percentage of eligible employees’ salaries to external pension funds.

YPF and other subsidiaries outside Spain also have a defined contribution pension plan for their employees and executives, in which the relevant company contributes basically the same amount as the participant up to an stipulated ceiling. Similarly, Gas Natural has defined contribution pension plans for certain employees.

Executives of the Repsol YPF Group in Spain are beneficiaries of an executive pension plan (“Plan de Previsión de Directivos”) which complements the standard pension plan and covers the retirement, disability and death of our executives. Repsol YPF makes defined contributions based on a percentage of the participants’ salaries. The plan guarantees a fixed return equivalent to 125% of the prior year national consumer price index. The plan is instrumented through collective insurances, subscribed with an insurance entity, that cover pension obligations. Through the payment of the insurance premiums, the Group finances and externalizes its commitments with respect to the ordinary contributions and the fixed return mentioned above. The officer (or the relevant beneficiaries) becomes entitled to receive the plan benefits in the event of retirement, death or total permanent disability, and under certain other circumstances defined in the plan rules.

Additionally, Gas Natural, REFAP and a YPF subsidiary, have arranged defined benefit pension plans for certain employee groups in Spain, Brazil, Colombia and the United States, among other countries.

See Note 21 to the Consolidated Financial Statements for additional information on the pension plans registered by Repsol YPF.

Since 2000, the Nomination and Compensation Committee of the Board of Directors of Repsol YPF has been implementing a loyalty-building program geared initially toward executives and extendable to other people with responsibilities within the Group. The compensation of members of the top management of the Company, which comprises more than 1,000 people, is indexed to certain long term incentives in order to strengthen the ties of these executives and managers with the sustainability of the Company and the interests of our stakeholders. See Note 21 to the Consolidated Financial Statements for additional information on this program.

5. Major Shareholders and Related Party Transactions

5.1	Major Shareholders of Repsol YPF

In accordance with the latest information available to Repsol YPF, Repsol YPF’s major shareholders beneficially owned the following percentages of ordinary shares of Repsol YPF:

Shareholders	Percentage ownership (direct)	Percentage ownership (indirect)	Total number of shares	Total percentage ownership
	%	%		%
Sacyr Vallehermoso, S.A.(1)	—	20.01	244,294,779	20.01
Criteria Caixa Corp, S.A.(2)	8.42	5.02	164,146,418	13.45
Petróleos Mexicanos(3)	—	4.81	58,679,800	4.81

(1)	Indirect ownership held through Sacyr Vallehermoso Participaciones Mobiliarias, S.A., a wholly-owned subsidiary, as a result of the acquisitions of Repsol YPF’s shares made between October and December 2006.

(2)	Criteria Caixa Corp., S.A. (previously named Caixa Holding) is a member of la Caixa Group. Indirect ownership held through Repinves, S.A. in which Criteria Caixa Corp, S.A. has a 67.60% stake.

(3)	Petróleos Mexicanos (Pemex) holds its stake through Pemex Internacional España, S.A. and through several swap instruments (equity swaps) with certain financial entities which enable Pemex to exercise the economic and political rights of a percentage of up to 4.81% of the share capital of the Company.

In January 2008, Barclays Global Investors, NA, Barclays Global Investors, Ltd., Barclays Global Fund Advisors and Barclays Global Investors (Deutschland) AG (collectively, the “Barclays Global Investor”), notified the CNMV that they had entered into an agreement for the joint exercise of voting rights representing a 3.22% stake in Repsol YPF. On February 4, 2010, Blackrock, Inc. notified the CNMV that, as a result of the acquisition of the business of Barclays Global Investors, on December 1, 2009, it had an indirect 3.539% stake (43,213,390 shares) of Repsol YPF through Blackrock Investment Management (UK). On May 2010, Blackrock, Inc. notified Repsol YPF that it had an indirect 2.979% stake (36,368,967 shares)of Repsol YPF through Blackrock Investment Management (UK).

On February 12, 2007, Capital Group International notified the SEC that it had a 2.5% stake in Repsol YPF. On December 20, 2007 Axa informed the CNMV that it held a 4.21% stake of Repsol YPF. On November 13, 2008 Axa informed the CNMV that its participation in Repsol YPF had decreased to 2.9% of its capital stock.

According to data provided by The Bank of New York Mellon, there were 138 registered holders of Repsol YPF’s American Depositary Receipts (representing, approximately, 17,097,688 ADSs) with registered addresses in the United States as of December 31, 2009.

Each share entitles the holder to one vote. However, Article 27 of Repsol YPF’s Bylaws provides that no shareholder or group of companies may vote more than 10% of Repsol YPF’s capital stock at a General Meeting regardless of its individual or aggregate holding in Repsol YPF.

5.2	Related Party Transactions

Repsol YPF undertakes transactions with related parties under general market conditions.

For the purposes of presenting this information, the following are considered to be related parties:

•	The Group’s major shareholders, as set forth in “—Major Shareholders of Repsol YPF,” above.

•	The Group’s directors and officers, meaning the members of the Board of Directors and of the Executive Committee.

•

Group companies for the part not owned by the Group, which includes transactions with Group companies or entities for the part not eliminated in the consolidation process (corresponding to the non-owned portion in the proportionately consolidated companies and transactions undertaken with companies accounted for using the equity method).

Transactions with Major Shareholders

The transactions performed by Repsol YPF with the Group’s major shareholders in 2009 are detailed in Note 32 to its Consolidated Financial Statements.

Transactions with Repsol YPF Group Directors and Officers of Repsol YPF

The transactions performed by Repsol YPF with the Group’s directors and officers in 2009 are detailed in Notes 32 and 33 to Repsol YPF’s Consolidated Financial Statements and in “Item 4. Directors, Senior Management and Employees—Remuneration of Directors and Officers” of this annual report.

Transactions with Repsol YPF Group Companies

The transactions performed by Repsol YPF with its Group companies, and by the Group companies among themselves, form part of Repsol YPF’s ordinary business activities, because of their purpose and terms and conditions. Sales to related parties are performed in accordance with the policies described in Note 4.21 and are detailed in Note 32 to the Consolidated Financial Statements.

Repsol YPF Group companies have provided guarantees, whose risks have not been included in our balance sheet, to Group companies which are proportionately consolidated (in the proportion not owned by the Group) or accounted for under the equity method. The amounts and details of these guarantees are disclosed in Note 32 to the Consolidated Financial Statements and in “Item 3. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Off-Balance Sheet Arrangements.”

5.3	Interest of Management in Certain Transactions

At December 31, 2009, loans by Repsol YPF to its Senior Management totaled approximately €0.272 million (€0.316 million at January 1, 2009) and bore interest at an average rate of 3.06%. All such loans were granted before 2003.

6.	Financial Information

6.1	Financial Information

See Item 15 for the Consolidated Financial Statements.

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

Provisions totaling €439 million and €468 million as of December 31, 2009 and 2008, respectively, have been recorded relating to legal proceedings (excluding any provisions related to the tax-related contingencies mentioned in “Item 3. Operating and Financial Review and Prospects—Overview of Consolidated Results of Operations”). The most significant legal proceedings are described in the following paragraphs:

Spain

On July 11, 2007, the Investigation Department of the Spanish National Competition Commission (Comisión Nacional de la Competencia or “CNC”) notified Repsol YPF of the existence of an antitrust investigation concerning Article 1 of the Law of Defense of Competition (“LDC”) against Repsol Comercial de Productos Petrolíferos, S.A. (RCPP), BP and Compañía Española de Petróleos, S.A. (CEPSA). CNC alleges that these entities engaged in indirect gasoline price fixing based on the frequent alignment of gasoline maximum prices and price recommendations concerning their respective gasoline stations. In August 2008, the Board of the CNC commenced an administrative proceeding based on article 1 of the LDC and Article 81 of the European Community Treaty (“EC Treaty”). On July 30, 2009, the CNC Board passed a resolution holding RCPP, BP, and CEPSA liable for violating Article 1 of the LCD and Article 81 of the EC Treaty. The violation consisted of the indirect fixing of fuel prices in their respective gasoline stations. The resolution further imposed a fine of €5 million on RCPP. On October 27, 2009, RCPP filed an administrative appeal with the Sixth Section of the Contentious-Administrative Chamber of the Spanish National Court of Justice against the CNC resolution of July 30, 2009. The Spanish National Court of Justice has agreed to a precautionary suspension of the monetary sanction.

Argentina

The Privatization Law provides that the Argentine State shall be responsible for any liabilities, obligations or other commitments existing as of December 31, 1990 that were not acknowledged as such in the financial statements of its predecessor (Yacimientos Petrolíferos Fiscales, Sociedad del Estado) as of that date arising out of any transactions or events that had occurred as of that date, provided that any such liability, obligation or other commitment is established or verified by a final decision of a competent judicial authority. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment of amounts established in certain judicial decisions. YPF believes it has the right to be reimbursed for all such payments by the Argentine government pursuant to the above-mentioned indemnity. YPF is required to keep the Argentine government apprised of any claim against it arising from the obligations assumed by the Argentine government.

CNDC anti-competitive activity disputes. Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina imposed on YPF a fine based on the interpretation that YPF had purportedly abused its dominant position in the bulk LPG market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. Additionally, the CNDC commenced an investigation in order to prove, among other things, whether the penalized behavior (already settled for the period from 1993 through 1997) continued from October 1997 to March 1999. On December 19, 2003, the CNDC completed its investigation and charged YPF with abuse of dominant market position during this period. YPF has unsuccessfully appealed in several courts this decision. On December 22, 2009, the 4 th Court of Appeals rejected one of the outstanding appeals filed by YPF, in which YPF had asserted a statute of limitations defense. YPF has filed an extraordinary appeal which is currently pending. On December 21, 2009, YPF filed a preferential appeal before the CNDC, asserting a new statute of limitations defense. On April 19, 2010, the CNDC rejected this claim and YPF appealed such decision.

Claim filed against Repsol YPF and YPF by the Union of Consumers and Users. The Union of Consumers and Users is seeking the reimbursement of allegedly excessive prices charged to bottled LPG consumers between 1993 and 2001. With respect to the period from 1993 to 1997, the plaintiff substantiates its claim on the fine imposed on YPF by the Argentine Secretariat of Industry and Commerce through its resolution of March 19, 1999. It should be noted, however, that Repsol YPF has never participated in the LPG market in Argentina and that the fine for abusing a dominant position was imposed on YPF. In addition, YPF has alleged that charges are barred by the applicable statute of limitations. Hearings have commenced and are in process. The claim amounts to Ps.91 million (€17 million) for the 1993-1997 period. Adding interests, this amount would increase to Ps.298 million (€55 million), to which an undetermined amount for the period 1997-2001 period should be added, as well as accrued interest and expenses.

Natural gas market. As a result of the restrictions on natural gas exports (see “Item 2. Information on Repsol YPF—Regulation of the Petroleum Industry—Argentina—Market Regulation”) since 2004, YPF had been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by its contracts with export customers. YPF has taken steps to appeal the Program of Rationalization of Gas Exports and the Use of Transportation Capacity, as well as the Permanent Additional Injection and the Additional Injection Requirements, as it believes that they are arbitrary and illegitimate, and has informed its customers that such measures constitute an event of force majeure which releases YPF from any responsibility and/or penalty deriving from the failure to deliver the volumes of gas stipulated under the relevant agreements.

A number of YPF’s customers, including Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A., have rejected YPF’s interpretation and have claimed damages and/or penalties for breach of supply undertakings, while at the same time reserving their rights to file additional claims in the future. Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. have announced the formal commencement of the negotiation period prior to starting arbitration proceedings. These companies have claimed damages through September 2007, for an amount of US$93 million (€65 million). YPF has opposed such claims. To date, YPF has not been informed of any arbitration proceedings initiated by Electroandina S.A. and/or Empresa Eléctrica del Norte Grande S.A.

AES Uruguaiana Empreendimentos S.A. (“AESU”), Companhia de Gás do Estado do Río Grande do Sul (“Sulgás”). AESU has claimed damages in a total amount of US$28 million (€19 million) for missed deliveries of natural gas volumes during the period September 16, 2007 through June 25, 2008. On July 16, 2008, AESU also claimed damages in a total amount of US$3 million (€2 million) for missed deliveries of natural gas volumes during the period January 18, 2006 through December 1, 2006. YPF has contested both of these claims. By letter dated on March 20, 2009, AESU notified YPF that it was terminating the related contract unilaterally.

On April 6, 2009, YPF was notified by the International Chamber of Commerce (“ICC”) of an arbitration brought by AESU and Companhia de Gás do Estado do Río Grande do Sul (“Sulgás”) against YPF claiming damages in an approximate amount of US$1,052 million (€730 million), which includes the amount referred to above, in connection with YPF’s alleged liability resulting from the termination by AESU and Sulgás of the natural gas export contract entered into in September 1998. YPF denies all liability arising from such termination. Moreover, YPF believes that AESU’s damages assessment is far beyond any reasonable assessment, since it exceeds six-fold the maximum aggregate deliver-or-pay penalties that would have accrued in the event that YPF would breached its delivery obligations for the maximum daily quantity through the expiration of the term of the natural gas export contract, as set forth in the contract entered into in 1998. In addition, more than 90% of AESU’s damages assessment relates to alleged loss of profits that may be strongly challenged on the basis that prior to the termination of the natural gas export contract, AESU voluntarily terminated all of its long term power purchase contracts. YPF’s management considers that the claim brought by AESU is likely to be unsuccessful.

Furthermore, on April 6, 2009 YPF registered at the ICC a request for arbitration against AESU, Sulgás and Transportadora de Gas del Mercosur S.A. (“TGM”), seeking an award from the Arbitral Tribunal which states, among other things, that AESU and Sulgás have repudiated and unilaterally and illegally terminated the natural gas export contract entered into in September 1998 and declaring AESU and Sulgás liable for any damages suffered by the parties because of such termination, including but not limited to the damages resulting from the termination of the natural gas transportation contracts associated with the natural gas export contract. The Arbitration Tribunal has been constituted in both arbitration proceedings.

With respect to the termination of the natural gas transportation contracts associated with this natural gas export contract, YPF was notified by the ICC of an arbitration brought by TGM against YPF claiming unpaid and outstanding payments for an approximate amount of US$10 million (€7 million) plus interests, in connection with the transportation fee established in the natural gas transportation contract entered into in September 1998 between YPF and TGM. YPF has requested the joinder of these two proceedings. On July 10, 2009, TGM increased the amount of its claim to approximately US$17.3 million (€12 million) and claimed an additional amount of approximately US$366.4 million (€253 million) for lost profits, a claim for which we believe YPF should not be responsible. YPF has rejected TGM’s arguments. The Arbitration Tribunal has been constituted. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. In case such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, AESU and Sulgás is solved.

In addition, YPF is subject to certain claims related to transportation fees and charges associated with transportation services under contracts associated with natural gas exports. One of the parties to these contracts initiated mediation proceedings with us in order to determine the merits of its claim. The mediation proceedings, did not result in an agreement and, on March 12, 2010, YPF was notified of the lawsuit filed by such company claiming the fulfillment of contractual obligations and the payment of unpaid invoices while reserving the right to claim for damages. YPF has answered the mentioned claims. In the opinion of our management, this matter will not have a material adverse effect on our results of operations.

Litigation with Transportadora de Gas del Norte S.A. (TGN.) On April 8, 2009, YPF filed a complaint against Transportadora Gas del Norte (TGN) with the Argentine Natural Gas Regulatory Authority, seeking the termination of the natural gas transportation contract with TGN for the transport of natural gas in connection with the natural gas export contract entered with AESU and other parties. The complaint is based on (i) the termination of the referred natural gas export contract and the legal impossibility to assign the transportation contract to other shippers because of certain changes in law in effect since the year 2002; (ii) TGN’s legal impossibility to render the transportation service on a firm basis because of certain changes in law in effect since the year 2004; and (iii) the “statutory hardship” exemption available under Argentine law when extraordinary events render a party’s obligations excessively burdensome.

Compañía Mega S.A. Compañía Mega S.A. has claimed compensation from YPF for failure to deliver natural gas under a contract between Compañía Mega S.A. and YPF. YPF has argued that natural gas deliveries to Compañía Mega S.A. pursuant to the contract were affected by decisions made by the Argentine government.

La Plata refinery environmental disputes. Since 1999 several claims have been brought for ecological and environmental damages in relation to La Plata refinery, seeking compensation for both collective and individual damages (health, psychological damages, moral damages, property devaluation), as a consequence of environmental pollution purportedly caused by the operation of such refinery, and the remediation of alleged environmental damages in the water canal located west to the refinery. These claims likewise demand the undertaking of various works by YPF, the installation of equipment and technology, and the specific performance by YPF of work necessary to stop any environmental damage. YPF believes that, due to the indemnity provided by Law No. 24,145, YPF shall be allowed to request reimbursement of the expenses for liabilities existing on or prior to January 1, 1991 (before its privatization) from the Argentine government. To the extent some of these claims partially overlap, YPF believes that they will need to be partially consolidated.

Sale of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A. to EDF Internacional S.A. (“EDF”). In July 2002, EDF initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against YPF, among others, seeking damages from YPF under the Stock Purchase Agreement dated March 30, 2001 which entitled EDF to an adjustment in the purchase price due to changes in the exchange rate of the Argentine peso prior to December 31, 2001. The arbitration decision of October 22, 2007 upheld EDF’s claim; nonetheless, it also accepted the counterclaim filed by YPF. The amount payable by YPF should the resulting award become final is US$28.9 million (€20 million). However, YPF has challenged the award by filing an extraordinary appeal before the Argentine Supreme Court and an appeal before the Argentine Federal Court of Appeals on Commercial Matters. In April 2008, the Argentine Federal Court of Appeals on Commercial Matters suspended the effects of the arbitral award pending its appeal. However, EDF filed a claim before the District Court of the State of Delaware, the United States, seeking to enforce the arbitration award. YPF challenged this claim. While this claim was rejected by the first instance court, the U.S. Court of Appeals partially overturned such decision and ordered that proceedings be suspended until the appeals for annulment filed in Argentina have concluded, as YPF had requested. In addition, YPF has been notified of an action filed by EDF in Paris, France, also seeking enforcement of the award. On December 9, 2009, the Argentine Federal Court of Appeals on Commercial Matters handed down a judgment on the parties’ appeals in which it annulled the arbitration decision that condemned YPF to pay compensation for damages to EDF. It likewise annulled the decision which condemned EDF to pay compensation to YPF. EDF filed an extraordinary appeal against the aforementioned court’s judgment, which has been rejected by the Argentine Supreme Court. EDF has presented a complaint appeal against the Argentine Supreme Court’s decision.

Repatriation of Foreign Currency proceedings. With respect to the uncertainty regarding the right of companies in the oil and gas sector to keep abroad up to 70% of the export proceeds during the period between the issuance of Decree No. 1606/01 and the issuance of Decree 2703/02, YPF was notified, on October 12, 2007, of the initiation of an administrative summary proceeding for alleged late repatriation of foreign currency proceeds, and lack of repatriation of the remaining 70%, in connection with some hydrocarbon export transactions made in 2002. In this administrative proceeding, charges were brought against YPF in the amount of US$1.6 million. Nevertheless, a judicial judgment recently issued by a First Instance Court in for Criminal and

Economic Matters in a similar administrative proceeding regarding export transactions made in 2002 resolved the matter in favor of that company based on legal arguments that were not challenged by the prosecutor. In addition, the Office of the General Prosecutor of Argentina issued an opinion in similar administrative summary proceedings involving another oil company stating that no criminal law violations existed in that case due to the lack of willful misconduct and the existence of differing regulations that created uncertainty as to the scope of certain obligations, and stating that the proceeding should be dismissed. On April 30, 2009, in similar administrative proceedings involving another oil company, the National Administrative Court of Appeals resolved the matter in favor of that company, on the basis that the free disposal regime of up to 70% of export proceeds was in force during 2002, since the publication of Decree No. 1638/01 on December 12, 2001. Extraordinary appeals filed by the Argentine government and the Central Bank have been rejected. Consequently, YPF considers that the administrative summary proceeding against YPF is likely to be unsuccessful.

CNDC investigation. On November 17, 2003, within the framework of an official investigation pursuant to Article 29 of the Antitrust Act, the CNDC issued a request for explanations from a group of approximately 30 natural gas production companies, including YPF, with respect, among other things, to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) gas imports from Bolivia, in particular (a) an expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. In January 2006, YPF received a notification of the CNDC ordering that preliminary proceedings be undertaken. YPF contested the complaint on the basis that no violation of the Act took place and that the charges are barred by the applicable statute of limitations. On January 15, 2007, the CNDC charged YPF and eight other producers with violations of Law 25,156. YPF presented evidence for its defense. In June 2007, without acknowledging any conduct in violation of the Antitrust Act, YPF filed with the CNDC a commitment according to Article 36 of the Antitrust Act in which YPF committed not to include the challenged clauses in future sales contracts of natural gas and requested that the CNDC approve the commitment, suspend the investigation and dismiss the proceedings. YPF is still awaiting a formal response. On December 14, 2007, the CNDC elevated the investigation to the Court of Appeals after YPF had filed an appeal against the decision which rejected its statute of limitations defense.

YPF is also currently subject to an antitrust proceeding concerning alleged price discrimination practices in the sale of fuel.

Northwest basin reserves review. The effectiveness of natural gas export authorizations (related to production in the Northwest basin) granted to YPF pursuant to Resolutions SE Nos. 165/99, 576/99, 629/99 and 168/00, issued by the Secretariat of Energy, is subject to an analysis by the Secretariat of Energy to determine whether sufficient additional natural gas reserves have been discovered or developed by YPF in the Northwest basin. The result of this ongoing review is uncertain and may have an adverse impact upon the execution of the export gas sales agreements related to such export authorizations, and may imply significant costs and liabilities for YPF. YPF has submitted to the Secretariat of Energy documentation in order to allow for the continuation of the authorized exports in accordance with Resolutions SE No. 629/1999, 565/1999, and 576/1999 (the “Export Permits”). These Export Permits relate to the long-term natural gas export contracts with Gas Atacama Generación, Empresa Eléctrica del Norte Grande S.A. and Electroandina S.A., involving volumes of 900,000 m3/day, 600,000 m3/day and 175,000 m3/day, respectively. YPF has not yet received a response from the Argentine Secretariat of Energy. The file is currently awaiting decision from the Argentine Secretariat of Energy. If the Argentine Secretariat of Energy were to determine that the reserves are not sufficient to continue to comply with our export commitments and other commitments, it could declare the expiration or suspension of one or more of the Export Permits, which would have a direct impact on the related export contracts.

On August 11, 2006, YPF received Note SE No. 1009 (the “Note”) from the Secretariat of Energy, which reviewed the progress of reserves in the Ramos Area in the Northwest basin, in relation to the export authorization granted by Resolution SE No. 169/97 (the “Export Authorization”). The Export Authorization concerns the long-term natural gas export contract between YPF and Gas Atacama Generación for a maximum daily volume of 530,000 m3/day. The Note stated that as a result of the decrease in natural gas reserves supporting the Export Authorization, the domestic market supply was at risk. The Note preventively provided that the maximum natural gas daily volumes authorized to be exported under the Export Authorization was to be reduced to 20%, affecting the export contract. YPF filed an answer to the Note on September 15, 2006 stating YPF’s allegations and defenses. In 2009, YPF and Gas Atacama reached an agreement pursuant to which the export contract has been substantially amended.

Patagonian Association of Landowners (ASSUPA) claims. In August 2003, ASSUPA filed suit against several concession holders of the operation and permit holders of the exploration of the Neuquén River Basin, including YPF, requesting that they be ordered to remedy the collective environmental damage supposedly caused and to take the necessary measures to avoid environmental damage in the future. The amount claimed is US$548 million (€380 million). YPF and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and ASSUPA had to file a supplementary complaint. YPF requested that the claim be rejected because the defects of the demand indicated by the Argentine Supreme Court had not been corrected but such request was denied. However, YPF has also requested that the claim be rejected for other reasons, and has impleaded the National Government, due to its obligation to indemnify YPF against any liability and hold YPF harmless for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree 546/1993. On August 26, 2008, the Argentine Supreme Court ruled that the plaintiff had rectified the defects of the demand. In compliance with a ruling of January 23, 2009 certain Argentine provinces, the Argentine State and the Argentine Federal Council for the Environment were impleaded. The proceeding has been deferred until such third parties appear before court.

Dock Sud and Quilmes claims. Residents of the Dock Sud area filed environmental claims against multiple respondents (up to 44) including YPF, the National Government, the Province of Buenos Aires, the Autonomous City of Buenos Aires and fourteen municipalities, seeking individual damage to their health and to their property, environmental remediation in the Dock Sud area and the indemnification of the environmental collective damage produced in the Matanza Riachuelo basin. On July 8, 2008, the Argentine Supreme Court decided that the Basin Authority (Law 26,168) will be in charge of performing a remediation plan as well as of taking preventive measures in the area, while the National Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires shall be responsible for ensuring that such actions are taken. The Supreme Court will have to determine whether and how much liability is to be borne by the parties involved.

Additionally, another group of residents of the Dock Sud area, have filed two other environmental lawsuits, one of which does not involve YPF, requesting that several companies located in that area, including YPF, the Province of Buenos Aires and several municipalities, remediate and, alternatively, indemnify the collective environmental damage of the Dock Sud area and any individual damage that has been suffered. YPF has the right of indemnity by the Argentine government for events and claims prior to January 1, 1991, pursuant to Law No. 22,145 and Decree No. 546/1993.

In addition, citizens claiming to be residents living near Quilmes, in the province of Buenos Aires, have filed a lawsuit in which they have requested the remediation of environmental damages and the payment of Ps.47 million (€9 million) as compensation for alleged personal damages, plus interest. The plaintiffs base their claim mainly on a fuel leak that occurred in 1988 in a poliduct running from La Plata to Dock Sud. The leaked fuel became perceptible in 2002, resulting in remediation that is now being performed by YPF in the affected area, supervised by the environmental authority of the province of Buenos Aires. YPF has notified the Argentine government that it will implead the government when YPF answers the complaint in order to request that it indemnify YPF against any liability and hold YPF harmless in connection with this lawsuit, as provided by Law No. 24,145. The Argentine government has denied any responsibility to indemnify YPF for this matter, and YPF has sued the Argentine government to obtain a judicial award that annuls this decision. There are 33 other judicial claims that have been brought against YPF based on similar allegations, amounting to approximately Ps.17 million (€3 million).

Concessions in the Province of Río Negro. On May 15, 2008, YPF was notified of Resolution 433/08 concerning compliance with certain obligations of YPF as an exploitation concessionaire in the hydrocarbon bearing zones of Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all located in Rio Negro Province. This resolution asserts that YPF, among others, in its capacity as a concessionaire, are liable for failing to meet certain concession and environmental obligations. If found liable, YPF could be at risk of termination of these concession contracts. In light of the above, and consistent with provisions of the Hydrocarbons Law, YPF was requested to submit a response. On December 1, 2009, YPF presented the requested documentary evidence, while stating that the resolution of our claims related to certain aspects related to the production of evidence are still pending.

Since the Hydrocarbons Law grants the concessionaire the right, prior to termination of the concession, to cure any breach of the concession obligations within a certain period of time after receiving notice thereof, on May 29, 2008, YPF filed a request for nullification of Resolution 433/08 (“MP”), since this resolution failed to grant YPF such right. Additionally, YPF submitted a response denying the charges against it and on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF filed a writ requesting the production of certain evidence and the appointment of YPF’s technical expert. YPF has challenged certain aspects related to the production of evidence. On December 1, 2009, the relevant informative evidence was presented, while certain issues related to the evidence raised by YPF are still pending resolution.

United States of America

The following is a brief description of certain environmental and other liabilities related to YPF Holdings, Inc., a Delaware corporation.

In connection with the sale of Maxus Energy Corporation’s (“Maxus”) former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”), to a subsidiary of Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business and activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date. In 1995, YPF acquired Maxus and in 1999, Repsol YPF acquired YPF.

As of December 31, 2009, YPF Holdings’ reserves for environmental and other contingencies, including litigation, totaled approximately €97 million. YPF Holdings management believes it has adequately reserved for these and other contingencies that are probable and can be reasonably estimated based on information as of such time; however, many such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, and the issuance of orders by regulatory authorities, which could result in material additions to such reserves in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ reserves for the environmental and other contingencies described below are substantial based solely on currently available information and as a result, YPF Holdings, Maxus and Tierra Solutions Inc. may have to incur substantial costs that may be material, in addition to the reserves already taken.

In the following discussion of the key litigation proceedings underway in the U.S., references to YPF Holdings include, as appropriate, references to Maxus and Tierra Solutions Inc. (“Tierra”), a subsidiary of YPF Holdings, which has assumed certain of Maxus’ environmental obligations.

Newark, New Jersey, and Adjacent Water Bodies. Chemicals formerly operated an agricultural chemicals plant in Newark, New Jersey. This facility has been the subject of numerous claims of environmental contamination and other damages alleged to result from operations at the facility, at the plant site and surrounding property, including the adjacent water bodies, the Passaic River and Newark Bay. As a result of these claims, Occidental, as the successor to Chemicals, has entered into various agreements with the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection (the “DEP”), and third parties also alleged to have contributed contamination to the affected properties. These agreements include a 1990 consent order related to the remedy for the plant facility, a 1994 agreement under which Tierra conducted studies on behalf of Occidental in the lower six miles of the Passaic River, a 2004 agreement under which Tierra is presently conducting studies in Newark Bay and the lower portions of its tributaries other than the Passaic River, and a 2007 agreement under which Tierra and over seventy other parties are presently conducting studies in the lower seventeen miles of the Passaic River.

In 2007, EPA released a draft Focused Feasibility Study (“FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action to extensive dredging and capping, and are described by EPA as involving proven technologies that could be carried out in the near term. The total remediation costs, to be split among the more than 300 entities, including Maxus, which could end up being involved in the Passaic River lawsuit, could range (depending on the actions and measures taken) from zero (if no action is taken) to actions which could amount to approximately €1,500 million. Tierra, together with other parties involved in Passaic River issues, submitted comments on the FFS to EPA, which has elected to perform further investigation and states that a revised remedy proposal will be issued sometime in 2011. Tierra plans to respond to any revised proposal as may be appropriate at that time.

In June 2008, Occidental and Tierra entered an agreement with EPA, under which Tierra will undertake the removal of sediment from a portion of the Passaic River in the vicinity of the former Newark facility. This action will result in the removal of approximately 200,000 cubic yards of sediment, in two phases, and is expected to cost approximately US$80 million (€56 million), of which US$22 million (€15 million) has been paid into a trust account to fund the work. During the removal work, certain contaminants not produced at Chemicals’ former facility will also be removed; YPF Holdings may seek cost recovery from the parties responsible for such contaminants, but is unable at this time to predict the success of a cost recovery action.

In December 2005, the DEP and the New Jersey Spill Compensation Fund sued YPF Holdings, Tierra, Maxus and other affiliates, as well as Occidental, seeking damages in connection with the contamination allegedly emanating from the Newark facility and allegedly contaminating the Passaic River, Newark Bay, and other nearby water bodies and properties (the Passaic River/Newark Bay litigation). The plaintiffs have represented in court that this litigation should not be preempted by the remedial studies and activities taking place under EPA oversight because they are not seeking remediation, only damages. The defendants have made responsive pleadings, and in February 2009, third-party claims were filed against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility for the conditions of the allegedly affected properties.

As of December 31, 2009, YPF Holdings has reserved its best estimation with the available information in connection with the foregoing matters concerning Newark. However, it is possible that other works, including interim remedial measures, may be ordered or that additional claims may be brought.

Hudson and Essex Counties, New Jersey. Until 1972, Chemicals operated a chromite ore processing facility in Kearny, New Jersey. Tierra, on behalf of Occidental, is conducting remedial work on this facility and surrounding properties where chromite ore processing residue (“COPR”) from the facility is believed to have become located, pursuant to an agreed consent order with the DEP. Tierra has provided financial assurance in the amount of US$20 million (€14 million) in connection with such work.

In May 2005, the DEP issued a directive to Maxus, Occidental, and two other chromium manufacturers directing them to arrange for the cleanup of COPR at three sites in Jersey City, New Jersey, and for the conduct of a study by paying the DEP a total of US$20 million (€14 million). The DEP also filed a lawsuit (the Hudson County, New Jersey litigation) against the above parties seeking cleanup of COPR from various sites not addressed in the consent order described above, recovery of past costs, and treble damages. The parties have reached a tentative agreement to settle both matters, under which Tierra will pay US$5 million (€3 million) and will remediate three sites at an estimated cost of US$2 million (€1 million). In addition, in 2008 the DEP approved the construction of certain interim remedial measures relating to the Kearny Plant. Work on these remedial measures has begun.

As of December 31, 2009, YPF Holdings has reserved its best estimation with the available information in connection with the foregoing matters. However, it is possible that additional factors, including a change of chromium cleanup standards presently under review in New Jersey, could result in YPF Holdings incurring material costs in addition to the amount currently reserved.

Other Former Plant Sites and Third Party Sites. Tierra and Maxus are participating, on behalf of Occidental, in environmental response and remediation activities at a variety of lesser sites, including Chemicals’ former Painesville, Ohio site at which remediation is nearing completion, some smaller manufacturing facilities which Chemicals once owned or had an interest in, and waste disposal sites where Chemicals and other parties are alleged to have contributed waste materials.

Dallas Occidental vs. Maxus Litigation (“Agent Orange” and VCM Litigation). In 2002, Occidental sued Maxus and Tierra in a state court in Dallas, Texas, seeking a declaration that under the agreement by which Maxus sold Chemicals to Occidental in 1986, Maxus and Tierra have an obligation to defend and indemnify Occidental from certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM). Tierra was dismissed as a party, but at trial in 2006, Maxus was found to be liable to indemnify Occidental for these claims. This decision was affirmed by the Court of Appeals, and Maxus’ petition to the Texas Supreme Court for review was denied. Maxus will be required to reimburse Occidental for damages in connection with these claims. Maxus has reimbursed Occidental for the majority of these damages and has reserved for the remaining claims while resolving the final amounts with Occidental. Although this judgment does contain declaratory relief that Maxus must indemnify Occidental for certain types of future claims, YPF Holdings does not believe that these claims will be material to the financial condition of the company.

YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on its financial condition. YPF Holdings has established reserves for legal contingencies where a loss is probable and can be reasonably estimated.

Ecuador

On June 9, 2008 the companies comprising the Block 16 consortium, including Repsol YPF Ecuador S.A., the operator of the block, brought four claims before the International Center for Settlement of Investment Disputes (ICSID) against Empresa Estatal Petróleos del Ecuador (PetroEcuador) in connection, inter alia, with controversies regarding the applicability of certain adjustments to the participation calculation. On August 20, 2008, a settlement agreement was reached and an “Acta de Compensación de Cuentas” was signed by PetroEcuador and Repsol YPF Ecuador S.A., whereby reciprocal outstanding credits and outstanding oil barrels debts for Block 16 and for Campo Unificado Bogi-Capirón were offset. By means of the execution of the “Acta de Compensación de Cuentas,” three of the four claims brought before the ICSID were settled.

The remaining claim, concerning Law 2006-42, relates to the application of the new minimum tax of 50% on extraordinary profits. Notwithstanding the international arbitration process and the injunction requests brought by Repsol YPF Ecuador S.A., the Government of Ecuador brought forward a coercive process, instigated by PetroEcuador, demanding payment in respect of extraordinary profits generated between April 2006 and March 2008 (in an amount of US$591.5 million (€410 million)), which were paid under protest. On March 12, 2009, following a negotiation process, a Disbursement Agreement (“Convenio de Desembolsos”) was executed in respect of extraordinary profits generated between April 2008 and December 2008. This Disbursement

Agreement was implemented without relinquishing the arbitration process and under the condition that, if such payments are reduced, voided or declared inadmissible by a decision of a court, arbitration tribunal or otherwise or, alternatively, if Repsol YPF Ecuador S.A.’s right to an indemnification is recognized, Repsol YPF Ecuador S.A. will be able to cease disbursements of pending amounts under Law 2006-42. The signing of the Disbursement Agreement suspended the coercive process.

In accordance with the payment schedule set forth in the Disbursement Agreement, Repsol YPF Ecuador S.A. has paid US$195 million (€149 million).

Pursuant to a resolution of the ICSID Arbitration Tribunal dated June 17, 2009, in effect through March 12, 2010, neither the Ecuadorian Government nor PetroEcuador or any other public entity of the Republic of Ecuador, may, by itself or through its officers or employees, take any action against or in relation with the claimants which seeks to seize or garnish Repsol YPF Ecuador S.A.’s assets or which may result in suspending or materially affecting the activities of the claimants, unless they provide the claimants and the ICSID Arbitration Tribunal with a written notice of their intentions at least six business days in advance of taking such action. On May 7, 2010, the ICSID Arbitration Tribunal extended the effectiveness of the resolution through March 11, 2011.

Until March 2009, Repsol YPF’s interest in the Block 16 consortium was 35%; as from that date, Repsol YPF holds, directly and indirectly, a 55% interest in the consortium. See “Item 2. Information of Repsol YPF—Operations—Upstream—Exploration, Development and Acquisitions—Present activities by region—Ecuador”.

Algeria

In 2004, Repsol YPF (60%) and Gas Natural (40%) signed the integrated LNG project Gassi Touil awarded by the Algerian authorities. The project included exploration, production, liquefaction and LNG marketing in the Gassi Touil Rhourde Nous-Hamra area, located in the eastern part of Algeria. The natural gas liquefaction plant was to be constructed in Arzew.

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

Sonatrach initiated international arbitration proceedings, seeking validation of its decision to rescind the Gassi Touil Project agreement and claiming damages.

On November 27, 2009, an arbitration award was issued, resolving the controversy between Repsol YPF, Gas Natural and Sonatrach. The arbitration tribunal deemed said contract to have been terminated in accordance with its provisions, without obliging any of the parties to indemnify the other as a consequence of its termination. The arbitration award further requires Sonatrach to purchase Repsol YPF’s and Gas Natural’s shares in the joint venture company responsible for the process of liquefying natural gas in the Gassi Touil project, at a price equal to the current cash holdings of said company. However, the arbitration award does not provide for the restitution of investments made in the project by Repsol YPF and Gas Natural, and therefore Repsol YPF has written off the corresponding assets in its financial statements, with a net impact of €103 million.

Trinidad and Tobago

On September 1, 2008, BP America Production Company initiated arbitration proceedings in New York against Repsol YPF under the UNCITRAL Rules, in connection with Repsol YPF’s alleged obligation to share the extraordinary income derived from the shipping of certain LNG cargoes of Atlantic LNG 2/3 Company of Trinidad and Tobago Unlimited’s trains 2 and 3, under the Supplemental Agreement entered into by Repsol YPF and Atlantic LNG 2/3 Company. The arbitration proceeding was divided into two phases, each of which addressed the interpretation of the Supplemental Agreement and the economic consequences resulting from its application, respectively. On November 17, 2009, the arbitration tribunal validated BP’s interpretation of the Supplemental Agreement. In June 2010, Repsol YPF and BP executed a Settlement Agreement to finally settle the case.

6.3	Dividends Policy

See “Item 8. Additional Information—Dividends.”

7. Offering and Listing

7.1	Historical Trading Information

Repsol YPF’s shares are listed on the Spanish Stock Exchanges and quoted on the Automated Quotation System. Repsol YPF’s shares have also been quoted since November 30, 1999 on the Stock Exchange in Buenos Aires. The ADSs, each representing one share, are listed on the New York Stock Exchange. The Bank of New York Mellon is Repsol YPF’s depositary issuing ADSs under the deposit agreement dated May 15, 1989, as amended in February 22, 1993 July 6, 1999 and July 11, 2008 among Repsol YPF, The Bank of New York Mellon, as depositary and the holders from time to time of ADSs (the “Deposit Agreement”). The table below sets forth, for the periods indicated, the reported high and low sales prices of ADSs on the New York Stock Exchange and, the reported quoted prices for the ordinary shares on the Automated Quotation System (principal Spanish trading system) and for the Buenos Aires Stock Exchange:

	U.S. dollars per ADS		euro per share		pesos per share
	High	Low	High	Low	High	Low
2005
First Quarter	28.50	24.25	21.48	18.52	83.30	72.50
Second Quarter	27.38	24.15	21.64	19.50	78.10	69.25
Third Quarter	33.98	25.21	28.81	21.06	97.50	71.15
Fourth Quarter	32.60	28.38	27.35	23.60	94.00	84.50
2006
First Quarter	31.78	26.53	26.35	21.76	97.80	81.50
Second Quarter	30.26	25.29	24.50	20.00	91.40	78.00
Third Quarter	30.00	26.96	24.03	21.37	92.00	83.00
Fourth Quarter	37.00	29.27	28.55	22.96	111.50	92.00
2007
First Quarter	35.07	30.33	26.85	22.90	106.00	92.70
Second Quarter	39.22	32.65	29.35	24.12	120.30	100.70
Third Quarter	41.33	33.45	30.59	23.71	128.80	106.00
Fourth Quarter	40.06	34.36	27.69	23.83	126.00	110.00
2008
First Quarter	39.97	27.86	25.44	18.27	115.50	90.50
Second Quarter	44.85	34.46	27.91	21.68	141.50	112.00
Third Quarter	39.43	25.98	25.20	18.19	125.00	80.00
Fourth Quarter	31.87	16.04	21.82	12.56	100.40	57.00
2009
First Quarter	22.34	14.19	16.50	11.24	77.00	51.00
Second Quarter	24.07	17.09	19.60	12.77	93.00	53.50
Third Quarter	28.52	20.93	19.26	14.86	108.00	83.00
Fourth Quarter	28.65	25.65	19.20	17.72	110.00	99.00
2010
First Quarter	27.58	21.28	19.16	15.80	105.00	85.00
Second Quarter (through June 21, 2010)	25.53	18.76	18.87	15.31	98.00	75.00

	U.S. dollars per ADS		euro per share		pesos per share
	High	Low	High	Low	High	Low
2009
November	28.45	26.27	18.995	17.87	78.00	59.95
December	28.39	25.65	18.99	18.19	107.00	99.00
2010
January	27.58	23.39	19.16	16.87	105.00	93.50
February	24.45	21.28	17.45	15.8	94.00	85.00
March	24.81	22.65	18.05	16.64	96.00	89.00
April	25.53	21.98	18.87	16.60	98.00	86.00
May	23.63	18.97	17.92	15.305	87.00	78.00
June (through June 21, 2010)	22.55	18.76	18.35	15.665	87.00	75.00

7.2	Nature of the Trading Market

At December 31, 2009, there were 133 companies listed and traded on the Spanish Stock Exchange Interconnection System (SIBE). The market capitalization of all companies listed on the Madrid Stock Exchange as of December 31, 2009 was €1,107 billion, and reported trading volume of companies for 2009 €897.2 billion.

7.2.1	Spanish Stock Exchange Interconnection System (SIBE)

SIBE links the four local exchanges in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The principal feature of the system is the computerized matching of buy and sell orders at the time the order is entered. Each order is executed as soon as a matching order is entered, but can be modified or cancelled until execution. The activity of the market can be continuously monitored by investors and brokers. SIBE is operated and regulated by the Sociedad de Bolsas, S.A. (“Sociedad de Bolsas”), a corporation owned by the companies that manage the local exchanges. All trades on SIBE must be placed through a brokerage firm, an official stock broker or a dealer firm that is a member of a Spanish stock exchange.

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

•

set forth the rules of conduct for all market participants (including with respect to conflicts of interest, use and treatment of confidential and inside information and related party transactions; reporting requirements of price-sensitive information; and rules seeking to prevent manipulative and fraudulent practices in the market) and the market abuse infringements regime.

The Comisión Nacional del Mercado de Valores (“CNMV”), which was created by Law 24/1988, is responsible for the surveillance and supervision of the securities markets in Spain. Among its duties, the CNMV:

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

Law 24/1988 has been subject to numerous amendments and developments, many of which incorporate EU Directives into the Spanish legal system, which seek to establish a general regulatory framework for financial and securities markets in the European Union. These amendments and developments include, among others:

•

Royal Decree Law 5/2005 and Royal Decree 1310/2005, which implemented the Directive 2003/71/EC of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading in a regulated market;

•

Royal Decree 1333/2005, which implemented Directive 2003/6/EC of the European Parliament and of the Council relating to insider dealing and market manipulation practices (market abuse) and several Directives of the European Commission which implement Directive 2003/6/EC as regards the definition and public disclosure of inside information, the definition of market manipulation, the fair presentation of investment recommendations, the disclosure of conflicts of interest, accepted market practices, the definition of inside information in relation to derivatives on commodities, the drawing up of lists of insiders, the notification of managers’ transactions and the notification of suspicious transactions;

•

Law 6/2007, which partially implemented Directive 2004/25/EC of the European Parliament and of the Council on takeover bids, and Directive 2004/109/EC of the European Parliament and of the Council on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market;

•

Law 47/2007, which implemented Directive 2004/39/EC of the European Parliament and of the Council on Markets in Financial Instruments (MiFID), which seeks to establish a general regulatory framework for financial markets in the European Union. The amendments introduced by Law 47/2007 are aimed at: (i) increasing the number of investment services that may be provided by investment firms; (ii) reinforcing measures which seek to protect investors; (iii) establishing new organizational requirements for investment firms; and (iv) reinforcing the supervisory powers of the CNMV and establishing cooperation mechanisms among the relevant supervisory authorities within the European Union;

•

Order EHA/1421/2009 and Circular 4/2009 of the CNMV, which lay down the procedures and regulations for the disclosure of price sensitive information by issuers. These regulations establish the general principles and duties governing the dissemination of price sensitive information, specific regulations with regards the communication of projections, forecasts and estimations, and the obligation on issuers to designate spokesmen who are authorized to act before the CNMV; and

•

Royal Decree Law 6/2010, which, seeking to establish appropriate channels for investor protection, provides for the intervention of an authorized investment entity in connection with those securities offered in a public offering that does not require a prospectus if there is any kind of advertising in connection with such offering.

7.4	Trading by Subsidiaries/Affiliates

In general terms, the Spanish Corporations Law prohibits the purchase by Repsol YPF and its affiliates of ordinary shares of Repsol YPF in the secondary market except if the following conditions are met: (i) such a purchase of ordinary shares must be authorized by the General Meeting of Repsol YPF; (ii) the ordinary shares so purchased are without economic or voting rights while held by Repsol YPF and without voting rights while held by its affiliates; and (iii) the total number of ordinary shares held by Repsol YPF and its affiliates does not exceed 5% of the total capital of Repsol YPF. Effective as of July 4, 2009, this percentage increased, by virtue of Law 3/2009, of April 3, from 5% to 10% in the case of listed companies (such as Repsol YPF) and from 10% to 20% in the case of unlisted companies.

If an acquisition or series of acquisitions of ordinary shares of Repsol YPF exceeds or causes Repsol YPF’s and its affiliates holdings to exceed, 1% of Repsol YPF’s voting shares, Repsol YPF must notify its final holding of treasury stock to the CNMV. If such threshold is reached as a result of a series of acquisitions, such reporting obligation will only arise after the closing of the acquisition which, taken together with all acquisitions made since the last of any such notifications, causes Repsol YPF’s and its affiliates holdings to exceed, 1% of Repsol YPF’s voting shares. Sales and other dispositions of Repsol YPF’s treasury stock will not be deducted in the calculation of such threshold.

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

The Code of Conduct has been amended in 2004 (expanding its contents on matters relative to the regulation of portfolio management, periods in which securities trading is prohibited, the development of policies on treasury stock and more detailed regulation of conflicts of interest), in 2005 (adjusting its scope of application and the responsibilities of the management bodies in charge of the execution and control of the Code, to the organizational structure of the Group), in 2008 (adjusting its scope of application adapting it to current legislation; and incorporating technical improvements and best practices in these matters, including a black out period of 15 days prior to the publication of annual, semiannual or quarter results) and in 2009 (updating the list of individuals within the Group who have permanent access to inside information).

8. Additional Information

8.1	Memorandum and Articles of Association

8.1.1	General

Repsol YPF, S.A. is governed by its Bylaws, by applicable laws and regulations governing corporations and laws and regulations of a general nature that are applicable to it.

Repsol YPF, S.A. was incorporated on November 12, 1986. An amendment to the Bylaws to conform to the Spanish Corporations Law of 1989 was approved by the Annual General Meeting held on June 9, 1992. At the Annual General Meeting held on June 28, 2000, the shareholders approved the proposal to change the company’s name to “Repsol YPF, S.A.” effective as of the same date. Repsol YPF is registered in the Commercial Registry of Madrid on page M-65289.

For a detailed description of Repsol YPF’s corporate purpose please see “Item 2. Information on Repsol YPF—Repsol YPF—Overview.” Repsol YPF’s corporate purpose is established in Article 2 of its Bylaws, available at the offices of Repsol YPF and on www.repsol.com (which does not form part of this annual report) and filed as an Exhibit to this annual report.

As of the date of this annual report, an amendment to Articles 9, 12.bis and 22 of the Bylaws, which was approved by the Annual General Meeting held on April 30, 2010, is pending registration with the Commercial Registry of Madrid.

8.1.2	Description of Shares of Repsol YPF

As of the date of this annual report, the issued capital of Repsol YPF is €1,220,863,463 divided into a single series of 1,220,863,463 shares in book-entry form, with a nominal value of €1.00 per share.

The Annual General Meeting held on April 30, 2010, authorized the Board of Directors to increase Repsol YPF’s share capital in one or more operations by a maximum of €610,431,731 through the issuance of new shares against payment in cash. The Board of Directors is authorized to restrict or cancel the pre-emptive rights of our shareholders in connection with issuances of new shares which amount do not exceed 20% of our current issued capital.

The shares are in book-entry form and indivisible. Co-owners of one share must designate a single person to exercise their shareholders’ rights, but they are jointly and severally liable to Repsol YPF for all the obligations flowing from their status as shareholders. The Sociedad de Sistemas (Iberclear) maintains a registry reflecting the number of shares held by each of its member entities (“entidad participante”) as well as the amount of these shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of these shares. Transfers of shares quoted on the Spanish Stock Exchanges must be made through or with the participation of a member of a Spanish Stock Exchange that is an authorized stockbroker by book entry or delivery of evidence of title to the buyer. See “Item 7. Offering and Listing—Nature of the Trading Market—Clearance and Settlement System.”

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

Under the Deposit Agreement with The Bank of New York Mellon as depositary under which the ADSs are issued, dividends in connection with shares represented by the ADSs being offered will be received by the depositary. Once the dividend is received by the depositary, it will, after any necessary conversion into U.S. dollars pursuant to the terms of the Deposit Agreement, promptly distribute the amount thus received to the holders of ADSs in proportion to the number of ADSs held by each of them on the relevant record date (as provided in the Deposit Agreement).

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

Under Spanish law, directors of Repsol YPF have a duty of diligent administration and a duty to comply with duties imposed by law and Repsol YPF’s Bylaws, with fidelity to the corporate interest of Repsol YPF. Likewise, directors have a duty of loyalty and may not use their positions as directors to undertake transactions for their own benefit or for the benefit of related parties, nor may they undertake for their own benefit or that of related parties transactions related to Repsol YPF’s assets, if the directors became aware of such transaction while they were a director and the investment or transaction was offered to or of interest to, Repsol YPF. Furthermore, under the Regulations applicable to the Board of Directors of Repsol YPF, directors are required to abstain from voting on a resolution if they have a conflict of interest.

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

The Bylaws and the Regulations of the Board of Directors provide for, at least, three main types of directors: (i) Executive Directors, who perform executive or senior management functions, have been permanently appointed special functions by the Board and/or are bound by management agreements or service contracts for full-time executive services or are employees of Repsol YPF; (ii) Institutional Outside Directors (dominical directors), who hold a legally significant number of Repsol YPF ordinary shares, have been appointed because they are shareholders even though they hold fewer than the legally significant number of shares or represent or have been appointed by significant shareholders; and (iii) Independent Outside Directors, who are neither Executive nor Institutional Outside Directors and who meet all other requirements of the Regulations of the Board of Directors. The Regulations of the Board of Directors provide for the possibility of Directors who are not Executive Directors and cannot be considered either Institutional Outside Directors or Independent Outside Directors.

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

In certain circumstances established by Royal Decree 1362/2007, the notification requirements on the acquisition or transfer of shares also apply to any person or legal entity that, independently of the ownership of the shares, may acquire, transmit or exercise the voting rights granted by those shares, provided that the proportion of voting rights reaches, increases above or decreases below, the percentages set forth by Spanish law.

The ownership thresholds that trigger these reporting obligations are reduced to 1% and any multiple of 1% for purchasers residing in designated tax havens or jurisdictions where such ownership is not taxable or where no effective mechanisms exist for the exchange of tax information, pursuant to current regulation. Furthermore, any person or legal entity must similarly report any acquisition or transfer, regardless of size, of equity securities of a company listed on a Spanish Stock Exchange if such person or legal entity is a member of the Board of Directors of such company.

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

Acquisition of own shares

If an acquisition or series of acquisitions of ordinary shares of Repsol YPF exceeds or causes Repsol YPF’s and its affiliates holdings to exceed, 1% of Repsol YPF’s voting shares, Repsol YPF must notify its final holding of treasury stock to the CNMV. If such threshold is reached as a result of a series of acquisitions, such reporting obligation will only arise after the closing of the acquisition which, taken together with all acquisitions made since the last of any such notifications, causes Repsol YPF’s and its affiliates holdings to exceed, 1% of Repsol YPF’s voting shares. Sales and other dispositions of Repsol YPF’s treasury stock will not be deducted in the calculation of such threshold. This requirement also applies if the stock is acquired by a majority-owned subsidiary of Repsol YPF.

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

The provision in Law 55/1999 which required shareholdings of at least 3% of the capital stock of energy companies such as Repsol YPF by government entities (or other entities that are majority owned or controlled by government entities) to be notified to the Spanish Government (the “golden energy share” rule), was abolished on May 7, 2009 by Royal Decree 6/2009. This provision had been challenged by the European Court of Justice on February 14, 2008. See “Item 2. Information on Repsol YPF—Regulation of the Petroleum Industry—Spain.”

8.1.7	Pre-emptive Rights

Pursuant to the Spanish Corporations Law, holders of ordinary shares have pre-emptive rights to subscribe for any new shares, issued in consideration of monetary contributions and bonds convertible into shares issued by Repsol YPF. However, the pre-emptive rights of holders of ordinary shares may not be available under special circumstances if they are precluded by a resolution passed at a shareholders’ meeting in accordance with Article 159 of the Spanish Corporations Law.

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

The rights are transferable, may be traded on the Automated Quotation System and may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices. Shares issuable upon exercise of rights must be registered under the Securities Act of 1933 in order to be offered to holders of Repsol YPF ADSs. If Repsol YPF decided not to register the shares, the rights would not be distributed to holders of Repsol YPF ADSs. Under the Deposit Agreement, however, holders of ADSs are entitled to receive their proportionate share of proceeds, if any, from the sale by The Bank of New York Mellon of any rights accruing to holders of Repsol YPF ADSs.

Law 3/2009, of April 3, on structural modifications of commercial companies, which is in effect since July 4, 2009, introduced changes to the rules contained in the Spanish Corporations Law on pre-emptive rights to subscribe convertible bonds and in connection with capital increases, seeking to conform such rules to the ruling of the Court of Justice of the European Communities of December 18, 2008. Said ruling established that Spain was in lack of compliance with Article 29 of the Second Council Directive 77/91/EEC on the formation of joint stock companies and the maintenance and alteration of their capital. The main changes introduced by this law are as follows:

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

Shareholders in their capacity as shareholders may bring actions challenging resolutions adopted at General Meetings. Only shareholders representing at least 5% of the issued and outstanding capital stock of Repsol YPF may challenge a resolution of the Board of Directors. The court of first instance in the company’s corporate domicile has exclusive jurisdiction over shareholder suits.

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

The liability of the directors is joint and several, except to the extent any director can demonstrate that he or she did not participate in decision making relating to the transaction at issue, was unaware of its existence or being aware of it, did all that was possible to mitigate any damages or expressly disagreed with the decision-making relating to the transaction.

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

In accordance with the regulations for collective investment institutions, their management companies (or SGIIC), which are limited liability companies which corporate purpose is the administration, representation, management of investments and processing of subscriptions and redemptions of the investment funds, are obligated to exercise all of the political rights pertaining to the securities of the funds that they manage, especially the attendance and voting rights in General Meetings, whenever the issuer of such securities is a Spanish listed company, the fund has held interests in the issuer for more than 12 months and the interest held represents at least 1% of the share capital of the issuer.

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

Pursuant to the Regulations that govern the General Meetings, voting on the proposals included on the agenda may be delegated or exercised by a shareholder through mail, electronically or by any other remote communication media, provided that the identity of the person casting the vote is duly verified. Shareholders casting remote votes will be counted as present for the purposes of convening the meeting. In compliance with the Regulations of the General Meeting of Repsol YPF, the Board of Directors will establish, for every meeting, the most appropriate procedure for the delegation or the exercise of the right to vote by means of distant communication. Such procedure will be described in the notice of the meeting.

If the directors or another person have made a public request for representation, the director who obtains it may not exercise the right to vote corresponding to the stock represented on those points on the agenda for which there is a conflict of interest (the director’s appointment, ratification, removal, severance or resignation; exercise of corporate actions for damages against the director; approval or ratification of the company’s transactions with the director; etc.). With respect to such points of the agenda, this representative may appoint a person to take his place, in accordance with the Regulations that govern the General Meeting.

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

However, a resolution in the General Meeting seeking to modify the Bylaws of Repsol YPF, change its share capital or corporate purpose, issue bonds, merge, dissolve, spin-off assets, eliminate or limit pre-emptive rights, transform its legal form, carry out a global assignment of assets and liabilities or move the company’s incorporation to a foreign country, requires on the first call the presence in person or by proxy of shareholders representing at least 50% of the voting capital of Repsol YPF, and on a second call the presence in person or by proxy of shareholders representing at least 25% of the voting capital. If on this second call the shareholders represent less than 50% of the voting capital, such resolutions may only be passed upon the vote of shareholders representing two-thirds of the capital present or represented at such meeting.

In addition, a resolution seeking to modify the last paragraph of Article 27 of the Bylaws (relating to the maximum number of votes that may be cast at the General Meeting by a single shareholder or by companies belonging to the same group), requires on both the first and second call an affirmative vote of 75% of the voting capital present or represented at the General Meeting. The same percentage vote is required to modify such supermajority requirement.

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

The Regulations that govern the General Meeting were approved by the General Meeting held on April 4, 2003 and amended in March 31, 2004, June 16, 2006, May 9, 2007 and April 30, 2010 (as of the date of this annual report, this last amendment is pending registration with the Commercial Registry of Madrid). The existence of such Regulations is obligatory for all corporations listed on a Spanish Stock Exchange following the adoption of Act 26/2003.

For information on our current shareholding structure, see “Item 5. Major Shareholders and Related Party Transactions—Major Shareholders of Repsol YPF.”

8.1.10	Restrictions on Investments in Spanish Companies

The Spanish Stock Exchanges and other securities markets are open to foreign investors.

Pursuant to Law 18/1992, of July 1, 1992, and Royal Decree 664/1999, of April 23, 1999, foreign investors may freely invest in shares of Spanish companies and need only notify the Spanish Ministry of Economy of their investment after it has been made and for administrative, economic and statistical purposes, for the purposes of its registration with the Spanish Registry of Foreign Investments. The shares underlying the ADSs are so registered.

In addition, if a foreign investor is an individual or entity resident in designated tax havens, this investor is also required to file a prior notification of investment with the Spanish Ministry of Economy and Finance. This prior notification is not necessary when the investment is made in transferable securities or when the foreign holding in the Spanish target company does not exceed 50%.

Act 19/2003 of July 4, 2003, which has as its purpose the establishment of a regulatory regime relating to capital flows to and from legal or natural persons abroad and the prevention of money laundering, generally provides for the liberalization of the regulatory environment with respect to acts, businesses, transactions and other operations between Spanish residents and non-residents of Spain in respect of which charges or payments abroad will occur, as well as money transfers, variations in accounts or financial debit or credits abroad. These operations must be reported to the Ministry of the Economy and the Bank of Spain only for informational and statistical purposes.

The most important developments resulting from Act 19/2003 are the obligations on financial intermediaries to provide to the Spanish Ministry of Economy and Finance and the Bank of Spain information corresponding to client transactions.

8.1.11	Website

It is mandatory for publicly-traded corporations in Spain to have a website so that stockholders may exercise their right to information and to disseminate relevant information. In addition, Repsol YPF has to comply with certain information obligations established by the Spanish Corporations Law by any electronic or telematic means, without prejudice to the right of its shareholders to request a written copy of any such information.

According to applicable law, the minimum content that such website must contain includes the following: the Bylaws, the regulations for the Board of Directors and for the committees of the Board of Directors, the regulations for the General Meeting, our annual financial statements (together with the related audit report on the financial statements and the management report, both on an individual and consolidated basis), half-year financial statements, quarter financial statements or other interim reports, the annual report on corporate governance, the internal conduct regulations regarding the securities market, the documents relating to the ordinary and extraordinary General Meetings and the relevant events notified to the CNMV. Of particular note is the website maintenance of the procedures relating to the grant of proxies for the General Meeting and the exercise of the right to vote remotely and publication of relevant events.

In addition, as a company with voting common securities listed on the NYSE, Repsol YPF is required to make its annual report on Form 20-F available to shareholders and ADSs holders on or through Repsol YPF’s website, simultaneously with its filing with the SEC.

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

8.2	Exchange Controls

In 1991, Spain adopted the EU standards for free movement of capital and services. As a result, exchange controls and restrictions on foreign investments have generally been abolished and foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation as to amount, subject to applicable taxes. See “—Taxation”.

8.3	Dividends

As of the date of this annual report, Repsol YPF does not have a dividend policy in place. While Repsol YPF has paid and expects to pay dividends each year, the payment of dividends will depend upon Repsol YPF’s earnings, financial condition and other factors. Pursuant to Spanish law and Repsol YPF’s Bylaws, dividends may only be paid out of profits or distributable reserves if Repsol YPF’s net worth is not, and as a result of such distribution would not be, less than its capital stock. See “—Memorandum and Articles of Association—Dividend and Liquidation Rights.”

In January 2009, Repsol YPF paid an interim gross dividend of €0.525 per share with respect to fiscal year 2008. In May 2009, the Annual General Meeting approved a total gross dividend for 2008 of €1.050 per share, representing a 5% increase with respect to the previous year’s total dividend. The final dividend of €0.525 per share was paid in July 2009.

In December 2009, Repsol YPF paid an interim gross dividend of €0.425 per share with respect to fiscal year 2009. The Annual General Meeting held on April 2010 approved the payment of a final gross dividend with respect to fiscal year 2009 of €0.425 per share to be paid in July 2010. The total gross dividend for 2009 was €0.85 per share, representing a pay-out of 66% of Repsol YPF’s net income in 2009.

The following table sets forth the interim, final and total dividends paid per share in respect of each year indicated and translated into U.S. dollars per ADS. Unless otherwise indicated, U.S. dollar amounts shown are calculated based on the Noon Buying Rates for the euro in effect on the respective payment dates.

Year ended December 31,	Interim	Final	Total	Interim		Final		Total
	(euro per share)			(dollars per ADS)
2005	0.30	0.30	0.60	0.36		0.38		0.75
2006	0.36	0.36	0.72	0.46		0.49		0.95
2007	0.50	0.50	1.00	0.74		0.78		1.52
2008	0.525	0.525	1.05	0.69		0.73		1.42
2009	0.425	0.425	0.85	0.61	(1)	0.53	(2)	1.14

(1)	Interim dividend converted at an exchange rate of US$1.4279=€1.000, which was the noon buying rate on December 22, 2009.

(2)	Final dividend, to be paid in July 2010, converted at an exchange rate of US$1.2360=€1.000, which was the noon buying rate on June 18, 2010.

Dividends payable by Repsol YPF to non-residents of Spain are subject to a Spanish withholding tax at the rate of 19%.

8.4	Taxation

The following is a discussion of the material Spanish and U.S. federal income tax consequences of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold or dispose of such securities. The discussion applies only if you hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers or traders in securities who use a mark-to-market method of accounting;

•

persons holding ordinary shares or ADSs as part of a hedge, straddle, wash sale, integrated transaction or conversion transaction or persons entering into a constructive sale with respect to ordinary shares or ADSs;

•	U.S. persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, including “Individual retirement accounts” or “Roth IRAs”;

•	persons holding ordinary shares or ADSs that own or are deemed to own 10% or more of our voting stock;

•	persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ordinary shares or ADSs.

The discussion regarding Spanish tax laws below is based on interpretations of those laws in force as of the date of this annual report. The discussion of U.S. federal income tax consequences is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations and the Convention between the United States and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income together with a related Protocol (the “Treaty”), all as of the date hereof. These Spanish and U.S. laws are subject to change, possibly on a retroactive basis. The discussion of the Spanish and U.S. federal tax consequences is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisors concerning the Spanish, U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of ordinary shares or ADSs in your particular circumstances.

As used herein, the term “United States Holder” means a beneficial owner of ordinary shares or ADSs who is, for U.S. federal tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

As used herein, the term “United States Resident” means a United States Holder who is a resident of the United States eligible to claim the benefits of the Treaty.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for purposes of the Treaty and for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

8.4.1	Spanish Taxation

Taxation of Dividends. Under Spanish law, dividends paid by Repsol YPF to a holder of ordinary shares or ADSs who is not resident in Spain for tax purposes and does not operate through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax, withheld at source, currently at a 19% rate.

According to the provisions of the Treaty, dividends paid by a Spanish entity to a United States Resident, within the terms of such Treaty, may be taxed in Spain at a maximum reduced rate of 15%. Holders who are residents of another country should consult their own tax advisors regarding the availability of reduced rates and refunds.

Taxation of Rights. Distributions of pre-emptive rights to subscribe for new shares made with respect to your shares in Repsol YPF will not be treated as income under Spanish law and, therefore, will not be subject to Spanish Non-Resident Income Tax. The exercise of such pre-emptive rights is not considered a taxable event under Spanish law and thus is not subject to Spanish tax. Capital gains derived from the disposition of pre-emptive rights obtained by United States Residents are generally not taxed in Spain provided that certain conditions are met. See “—Taxation of Capital Gains” below.

Taxation of Capital Gains. Under Spanish law, any capital gains realized from the sale of securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, income obtained by a United States Resident from the sale of Repsol YPF ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is generally levied at a 19% tax rate on capital gains realized by persons who (i) are non-residents of Spain for tax purposes; (ii) are not entitled to the benefit of any applicable treaty; and (iii) do not operate through a fixed base or a permanent establishment in Spain.

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

Spanish Inheritance and Gift Taxes. Transfers of Repsol YPF shares or ADSs upon death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987), if the transferee is a resident of Spain for tax purposes or if Repsol YPF shares or ADSs are located in Spain, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may take the position that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 7.65% and 34% for individuals.

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

8.4.2	United States Taxation

This discussion assumes that Repsol YPF is not, and will not become, a passive foreign investment company, as described below. This discussion is further limited to the United States federal income tax consequences to United States Residents.

Taxation of Distributions. Distributions paid on ADSs or ordinary shares, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, other than certain pro rata distributions of ordinary shares, will be treated as dividends. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to United States Residents as dividends. The amount of a dividend will include any amounts withheld by Repsol YPF or its paying agent in respect of Spanish taxes. Under current law, dividends received in taxable years beginning prior to January 1, 2011 by certain non-corporate United States Residents may be subject to U.S. federal income tax at lower rates (up to a maximum rate of 15%) than other types of ordinary income. United States Residents should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

Sale or Other Disposition of Ordinary Shares or ADSs. For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the ordinary shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the ordinary shares or ADSs disposed of and the amount realized upon the disposition in each case as determined in U.S. dollars. Long-term capital gain may be subject to U.S. federal income tax at preferential rates, generally a maximum of 15% for gains recognized before January 1, 2011. For tax years beginning after December 31, 2010 this rate will generally rise to 20%. The deductibility of capital losses may be subject to certain limitations. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

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

Passive Foreign Investment Company Rules. We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2009 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including, among others, less than 25 percent owned equity investments) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held ordinary shares or ADSs, certain adverse consequences could apply to you.

In general, if we were treated as a PFIC for any taxable year, gain recognized by you on the sale or other disposition of ordinary shares or ADSs would be allocated ratably over your holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of ordinary shares or ADSs to the extent it exceeds 125% of the average of the annual distributions on such securities received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation in the same manner as gain described immediately above. Certain elections (including a mark-to-market election) may be available to you that may help ameliorate the adverse consequences resulting from PFIC status.

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

8.5	Available Information

Repsol YPF is subject to the information requirements of the Exchange Act, except that as a foreign issuer, Repsol YPF is not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, Repsol YPF files or furnishes reports and other information with the SEC. Reports and other information filed or furnished by Repsol YPF with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at +1-800-732-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. Such reports other information statements and other information about us can be downloaded from the SEC’s website and may also be inspected and copied at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which Repsol YPF’s American Depositary Shares are listed.

In addition, certain codes of conduct and other internal regulations, as well as certain corporate governance regulations applicable to and recommendations made for Spanish-listed companies are available on the Repsol YPF website www.repsol.com (which does not form part of this annual report).

8.6	Material Contracts

8.6.1	Agreement with La Caixa for the joint control of Gas Natural

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

These agreements will remain effective for as long as both parties hold a minimum participation in Gas Natural of 15%.

8.6.2	Agreement with Petersen Energía to sell up to 25% of YPF’s capital stock

On December 21, 2007, Repsol YPF entered into a memorandum of understanding with Petersen Energía pursuant to which (i) Repsol YPF would sell to Petersen Energía, and Petersen Energía agreed to purchase from Repsol YPF, shares of YPF representing 14.9% of YPF’s capital stock for US$2.235 billion (the “Transaction”) pursuant to a share purchase agreement and (ii) simultaneous with execution of the share purchase agreement to be entered into by the parties, Repsol YPF would grant to a company of the Petersen Group two options to purchase from Repsol YPF up to an additional 0.1% and 10.0%, respectively, of YPF’s outstanding capital stock within four years after the consummation of the Transaction.

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

On February 21, 2008, Repsol YPF and Petersen Energía signed the share purchase agreement, share purchase and sale option agreements and shareholders’ agreement described above, thereby executing the sale of 58,603,606 Class D shares, in the form of ADSs, of YPF, representing 14.9% of YPF’s capital stock. The sale amount was US$2.235 billion and Petersen Energía borrowed US$1.015 billion from Repsol YPF pursuant to the terms of a subordinated secured credit agreement. On May 20, 2008, Petersen Energía Inversora S.A. exercised its option to purchase shares representing 0.1% of YPF’s capital stock (393,313 Class D shares, in the form of ADSs) for a consideration of approximately US$13.5 million. The related share purchase agreement was executed on November 12, 2008. As required by YPF’s bylaws for shareholders who reach 15% or more of YPF’s share capital, Petersen Energía Inversora S.A. (“PEISA”) launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of US$49.45 per share or ADS. Repsol YPF, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. The offer period commenced on September 11, 2008 and expired on October 20, 2008. A total of 1,816,879 shares (including YPF Class D shares and ADSs), representing approximately 0.462% of YPF’s total shares outstanding, were tendered.

9. Quantitative and Qualitative Disclosure About Market Risk

Our organizational structure and systems are designed to enable the Group to identify, measure and control the financial risks to which it is exposed. We use various financial instruments to hedge such risks in accordance with guidelines common to the whole Group.

Our Middle Office Unit, which is part of our Markets Division, and our Risk Monitoring Unit, report to the Corporate Financial Director and control and track market and other risk exposures of the Group. Our Corporate Financial Director manages and controls liquidity risk to which the Group is exposed.

Our operations are exposed to several types of market risk, which subject the Group to potential losses due to adverse developments in market variables as described below:

•

Exchange rate risk: Our results of operations are exposed to changes in exchange rates for local currencies in countries where we operate. In order to mitigate this foreign exchange risk, the Group uses foreign exchange derivatives in respect of those currencies with a liquid market and reasonable exchange transaction costs.

The market value of the assets and financial investments denominated in U.S. dollars is also exposed to changes in exchange rates. The Group raises financing in euros, U.S. dollars and other currencies, either directly or through the use of exchange rate derivatives. At December 31, 2009, approximately 21% of our total consolidated financial debt (including preference shares) was denominated in foreign currencies, mainly U.S. dollars, either directly or through foreign exchange forward contracts.

•

Commodities price risk: Our results of operations are exposed to volatility in the prices of crude oil, natural gas and oil products. The Group occasionally contracts financial derivatives with the aim of decreasing exposure to these commodities price risks. These derivatives offer an economic hedge of the results, even though these are not always designated as hedging instruments for accounting purposes.

•

Interest rate risk: The fair value of financial debt and the net interest income and expense of the Group may be affected due to fluctuations in interest rates. The Group occasionally contracts interest rate derivatives to decrease the risk of fluctuations in finance costs or the fair value of our debt instruments. These derivatives are in general designated for accounting purposes as hedging instruments (see Notes 18 and 19 to the Consolidated Financial Statements).

As of December 31, 2009, we had total consolidated financial debt, including preference shares, of €18,625 million, of which €8,625 million was the principal amount of fixed interest rate debt (excluding derivative instruments), the fair value of which fluctuates with variations in interest rates.

The following tables classify our fixed rate debt obligations by currency and average interest rate as of December 31, 2009 and 2008.

	Expected Maturity Date
At December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value(1)
	(millions of euro equivalent)(2)
Debt fixed rate
U.S. Dollars	988	206	42	—	998	62	2,296	2,406
Average Interest Rate	5.96	4.54	3.82	—	4.60	10.04
Euro	161	3	186	1,002	1,595	1,573	4,520	4,941
Average Interest Rate	6.00	4.29	2.77	4.99	6.07	4.85
Other currencies	—	45	32	27	25	—	128	129
Average Interest Rate	—	14.48	11.20	1.75	4.06	—
Preferred shares fixed rate
U.S. Dollars	—	—	—	—	—	503	503	508
Average Interest Rate	—	—	—	—	—	7.45
Euro	—	—	—	178	—	1,000	1,178	1,235
Average Interest Rate	—	—	—	4.10	—	3,94

(1)	Does not include cross currency swaps.

(2)	In millions of euro equivalent at the relevant exchange rate on December 31, 2009.

	Expected Maturity Date
At December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value(1)
	(millions of euro equivalent)(2)
Debt fixed rate
U.S. Dollars	115	1,188	2	—	—	1,592	2,897	2,671
Average Interest Rate	8.09	6.01	9.03	—	—	4.91
Euro	3	165	3	3	1,001	22	1,198	1,178
Average Interest Rate	4.3	5.92	4.28	4.28	4.99	3.14
Other currencies	—	—	—	32	33	—	65	65
Average Interest Rate	—	—	—	11.2	1.70	—
Preferred shares fixed rate
U.S. Dollars	—	—	—	—	—	521	521	425
Average Interest Rate	—	—	—	—	—	7.45
Euro	—	—	—	—	—	1,000	1,000	1,034
Average Interest Rate	—	—	—	—	—	3.94

(1)	Does not include cross currency swaps.

(2)	In millions of euro equivalent at the relevant exchange rate on December 31, 2008.

See Notes 18 and 19 to the Consolidated Financial Statements for a qualitative and quantitative discussion of our exposure to markets risks and information on the different derivate instruments owned by the Group.

10. Description of Securities Other Than Equity Securities

10.1	American Depositary Shares

Our ADSs are listed on the New York Stock Exchange under the symbol “REP”. The Bank of New York Mellon is the depositary issuing ADSs pursuant to our Deposit Agreement (as defined in “Item 7. Offering and Listing—Historical Trading Information”). Each ADS represents the right to receive one share.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary may collect certain fees by deducting those fees from the amounts distributed to holders of ADSs. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The table below sets forth the fees payable, either directly or indirectly, by a holder of ADSs as of the date of this annual report.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADRs (including, without limitation, issuance pursuant to a stock dividend or stock split declared by Repsol YPF, an exchange of stock or a distribution of rights) and surrender of ADRs

Cancellation of ADSs for the purpose of withdrawal

A fee equivalent to the fee that would be payable if securities distributed to a holder had been shares and the shares had been deposited for issuance of ADSs	Distribution of proceeds to the holders for the sale, on their behalf, of rights to subscribe for additional shares or any right of any nature distributed by Repsol YPF

Registration or transfer fees as may from time to time be in effect	Transfer and registration of shares on Repsol YPF share register to or from the name of the depositary or its agent when a holder deposits or withdraws shares

Expenses of the depositary	Cable, telex and facsimile transmission expenses with respect to the issuance of ADRs and surrender of ADRs Expenses incurred by the depositary in the conversion of foreign currency(1)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

(1)	Pursuant to our Deposit Agreement, whenever the depositary shall receive foreign currency, as a cash dividend or other distribution which, in the judgment of the depositary, can be converted on a reasonable basis into U.S. dollars and transferred to the United States, it will convert such foreign currency into U.S. dollars and transfer the resulting U.S. dollars (after deduction of its customary charges and expenses in effecting such conversion) to the United States.

The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for expenses it incurs that are related maintenance expenses of the ADR program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities, depositary receipts training seminars, studies and shareholder ID surveys. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from holders of ADSs. During 2009, the Company received US$208,905 (€145,073) from the depositary. In addition, as part of its service to us, the depositary has agreed to forego fees for the standard costs associated with the administration of our ADS program, associated operating expenses and investor relations advice estimated to total US$134,054 (€93,093) for 2009.

PART II

11. Defaults, Dividend Arrearages and Delinquencies

None.

12. Material Modifications to the Rights of Security Holders and Use of Proceeds

In April 2010, the Annual General Meeting of Repsol YPF modified our Bylaws eliminate pre-emptive rights in certain circumstances as required by Spanish Law 3/2009, of April 3. See “Item 8. Additional Information—Memorandum and Articles of Association—Pre-emptive Rights”. As of the date of this annual report, such amendment is pending registration with the Commercial Registry of Madrid.

13. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2009, Repsol YPF, under the supervision and with the participation of Repsol YPF’s management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, Repsol YPF’s Chief Executive Officer and Chief Financial Officer concluded that Repsol YPF’s disclosure controls and procedures were effective at the reasonable assurance level to ensure that information relating to Repsol YPF, required to be disclosed in the reports that it files under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to the management, including principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Scope of Management’s Report on Internal Control Over Financial Reporting

Management has not evaluated or tested the internal controls of the entities accounted for via proportionate consolidation as described and listed in Note 26 to the Consolidated Financial Statements (collectively, the “Excluded Entities”).

The Excluded Entities accounted for via proportionate consolidation represent 20.8% and 29.0% of consolidated net assets and consolidated total assets, respectively, as of December 31, 2009 and 13.0%, 12.0% and 55.2% of the consolidated total revenues, total expenses and net income, respectively, for the year ended December 31, 2009. Management has been unable to assess the effectiveness of internal controls at the Excluded Entities because Repsol YPF does not have the ability to dictate or modify the controls of the Excluded Entities and does not have the ability, in practice, to assess those controls. Accordingly, management’s evaluation of Repsol YPF’s internal control over financial reporting did not include an evaluation of the internal controls of any of the Excluded Entities, and management’s conclusion regarding the effectiveness of Repsol YPF’s internal control over financial reporting does not extend to the internal controls of any of the Excluded Entities.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of Repsol YPF is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Repsol YPF’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International

Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as well as with IFRS as approved by the European Union as of December 31, 2009 and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Repsol YPF;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, in accordance with IFRS as issued by the IASB as well as with IFRS as approved by the European Union as of December 31, 2009, and that our receipts and expenditures are being made only in accordance with authorizations of Repsol YPF’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements, due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of Repsol YPF’s management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2009, our internal control over financial reporting was effective based on those criteria. Certain matters relating to the scope of management’s evaluation are described above. See “Scope of Management’s Report on Internal Control over Financial Reporting” above.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report included on page F-3.

Changes in Internal Control over Financial Reporting

There has been no change in Repsol YPF’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report on Form 20-F that has materially affected or is reasonably likely to materially affect, internal control over financial reporting.

14A. Audit Committee Financial Expert

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

14B. Code of Ethics

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

14C. Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L. (“Deloitte”) or by other member firms of Deloitte to the Repsol YPF Group, classified by type of service rendered for the periods indicated.

	Fees
	2009	2008
	(thousands of euro)
Services Rendered
Audit Fees	6,612	7,604
Audit-Related Fees(1)	362	771
Tax Fees(2)	54	4
All Other Fees(3)	101	32

Total	7,129	8,411

(1)	This category principally includes fees related to attest services rendered to subsidiaries of the Repsol YPF Group that are not required by statute or regulation, agreed-upon procedures reports, consultation concerning financial accounting and reporting standards and due diligence services.

(2)	Includes mainly fees billed for tax compliance and tax planning services, assistance with tax audits and appeals and tax advice.

(3)	In 2009, relates to the review of Repsol YPF’s 2009 corporate responsibility report. In 2008, relates to assistance services rendered regarding the migration of accounting records to new accounting systems.

Repsol YPF’s external auditors are appointed by its Annual General Meeting. Similarly, the shareholders of Repsol YPF’s subsidiaries, which are located in countries where applicable laws and regulations so establish, appoint such subsidiaries’ external auditors.

The Audit and Control Committee has a pre-approval policy regarding the contracting of Repsol YPF’s external auditor or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to Repsol YPF or any of its subsidiaries reflected in agreements dated on or after May 6, 2003.

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

3. Services approved by the Chairman of the Audit and Control Committee as set forth above must be ratified at the next plenary meeting of the Audit and Control Committee.

4. Agreements entered into prior to May 6, 2003 between Repsol YPF or any of its subsidiaries, on the one hand, and the external auditor of Repsol YPF, on the other hand, must be approved by the Audit and Control Committee of Repsol YPF in the event that services provided under such agreement have continued following May 6, 2004.

All of the services described in the table above were approved by the Audit and Control Committee.

14D. Exemptions from the Listing Standards for Audit Committees

None.

14E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The General Meeting held on May 14, 2008 authorized the Board of Directors to purchase ordinary shares of Repsol YPF in the secondary market for a period of 18 months. A maximum of 5% of Repsol YPF’s ordinary shares could be purchased directly or through controlled companies for a price between the nominal value and the stock market price of the shares. During 2009, this authorization was replaced by an authorization approved by the General Meeting of May 14, 2009, which contained similar terms to those of the authorization approved in May 2008.

In 2009, neither Repsol YPF nor any affiliated purchaser purchased Repsol YPF ordinary shares or ADSs. At December 31, 2009, Repsol YPF did not own any of its ordinary shares or ADSs.

The Annual General Meeting held on April 30, 2010, authorized the Board of Directors to purchase ordinary shares of Repsol YPF for a period of five years. Such shares may be purchased directly or through controlled companies, in one or more operations, against payment in kind, in cash or any other legally permissible form of consideration, provided that the amount of Repsol YPF’s shares held by Repsol YPF or its controlled companies does not exceed 10% of Repsol YPF’s ordinary shares. Such purchases must be made for a price between the nominal value and the stock market price of the shares. Any ordinary shares so purchased may be distributed to employees and managers of Repsol YPF, S.A. or the Group and may also be used to fulfill any option rights they hold. This authorization superseded the authorization approved by the Annual General Meeting held on May 14, 2009.

14F. Change in Registrant’s Certifying Accountant

During the years ended December 31, 2009 and 2008 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte, S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2009 and 2008, Deloitte, S.L. has expressed reliance on the reports of PricewaterhouseCoopers Auditores, S.L., on the consolidated financial statements of Gas Natural SDG, S.A. and its subsidiaries. To the best of our knowledge, PricewaterhouseCoopers Auditores, S.L. has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

14G. Unresolved Staff Comments

None.

14H. Corporate Governance

See “Item 4. Directors, Senior Management and Employees—Directors and Officers of Repsol YPF—Corporate Governance Standards.”

PART III

15. Financial Statements

The Consolidated Financial Statements as of and for the years ended December 31, 2009, 2008 and 2007, attached to this annual report have been audited by Deloitte, S.L., independent registered public accountants, as indicated in its report with respect to those Consolidated Financial Statements. The consolidated financial statements of Gas Natural and its group companies as of and for the years ended December 31, 2009, 2008 and 2007 have been audited by PricewaterhouseCoopers Auditores, S.L., independent registered public accounting firm. These consolidated financial statements are not separately attached; however, to the extent they have been included in the Consolidated Financial Statements of Repsol YPF, they have been included in reliance on the report of such auditors.

16. Exhibits

(a) Index to Financial Statements:

(b) Index to Exhibits:

1.1	Bylaws (“Estatutos”) of Repsol YPF, S.A., as amended (Spanish Version)

1.2	Bylaws (“Estatutos”) of Repsol YPF, S.A., as amended (English Version)

2.1	Indenture among Repsol International Finance B.V., Repsol S.A. and The Chase Manhattan Bank, N.A., as Trustee, dated as of May 15, 1995(1)

2.2	Trust Deed dated May 5, 2000 among Repsol International Finance B.V., Repsol, S.A. and Citicorp Trustee Company Limited relating to the €1,000,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance B.V. and guaranteed by Repsol, S.A.(2)

2.3	Supplemental Trust Deed dated June 21, 2001 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €175,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance, B.V. and guaranteed by Repsol YPF, S.A.(3)

4.1	Agreement between Repsol YPF, S.A. and La Caixa, dated January 11, 2000(4)

4.2	Novation Agreement between Repsol YPF, S.A. and La Caixa, dated May 16, 2002(4)

4.3	Addendum to the Novation Agreement between Repsol YPF, S.A. and La Caixa of May 16, 2002, dated December 16, 2002(4)

4.4	Second Addendum to the Novation Agreement between Repsol YPF, S.A. and La Caixa of May 16, 2002, dated June 20, 2003(4)

4.5	Memorandum of Understanding, dated as of December 21, 2007, between Repsol YPF, S.A. and Petersen Energía, S.A.(5)

4.6	Share Purchase Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L. and Petersen Energía, S.A.(6)

4.7	Shareholders’ Agreement dated as of February 21, 2008 by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L. and Petersen Energía, S.A.(6)

4.8	First Option Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey(6)

4.9	Second Option Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey(6)

8.1	List of significant subsidiaries (see Appendix 1.a to the Consolidated Financial Statements)

10.1	Consent of Gaffney, Cline & Associates, Inc.

10.2	Consent of Netherland, Sewell & Associates, Inc.

10.3	Consent of Ryder Scott, L.P.

11.1	Code of ethics(7)

11.2	Code of ethics (English Translation)(7)

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

13.1	Section 906 Certification

99.1	Reserves Audit Report of Gaffney, Cline & Associates, Inc.

99.2	Reserves Audit Report of Gaffney, Cline & Associates, Inc.

99.3	Reserves Audit Report of Gaffney, Cline & Associates, Inc.

99.4	Reserves Audit Report of Netherland, Sewell & Associates, Inc.

99.5	Reserves Audit Report of Ryder Scott, L.P.

(1)	Incorporated by reference to Repsol YPF’s Registration Statement No. 33-84828.

(2)	Incorporated by reference to Repsol YPF’s 1999 Annual Report on Form 20-F.

(3)	Incorporated by reference to Repsol YPF’s 2001 Annual Report on Form 20-F.

(4)	Incorporated by reference to Repsol YPF’s 2002 Annual Report on Form 20-F.

(5)	Incorporated by reference to Repsol YPF’s Form 6-K furnished on December 21, 2007.

(6)	Incorporated by reference to Repsol YPF’s Schedule 13D/A of February 21, 2008.

(7)	Incorporated by reference to Repsol YPF’s 2005 Annual Report on Form 20-F.

17. Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Repsol YPF, S.A.

By:	/s/ Fernando Ramírez Mazarredo
Name: Fernando Ramírez Mazarredo
Title: Chief Financial Officer

Date: June 29, 2010

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE

REPSOL YPF GROUP (CONSOLIDATED GROUP)

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2009 AND 2008

AND CONSOLIDATED STATEMENTS OF INCOME, RECOGNISED

INCOME AND EXPENSES,

CHANGES IN EQUITY AND CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2008 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Repsol YPF, S.A.:

We have audited the accompanying consolidated balance sheets of Repsol YPF, S.A. (the “Parent”) and subsidiaries composing the Repsol YPF Group (the “Group”) as of December 31, 2009 and 2008, and the related consolidated income statements, consolidated statements of recognized income and expenses, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries, in which the Group had an ownership interest of 30.01% and 30.85% as of December 31, 2009 and 2008, respectively, which financial statements reflect total assets constituting 23.5% and 11.7%, respectively, of the Group’s consolidated total assets as of December 31, 2009 and 2008, and net income constituting 23.4%, 12.0% and 10.3% of the consolidated net income for the years ended December 31, 2009, 2008 and 2007, respectively. The consolidated financial statements of Gas Natural SDG, S.A. and subsidiaries were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Gas Natural SDG, S.A. and subsidiaries, is based solely on the report of such other auditors.

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

In our opinion, based on our audits and on the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Repsol YPF, S.A. and subsidiaries composing the Repsol YPF Group as of December 31, 2009 and 2008, and the consolidated results of their operations, the changes in the consolidated equity and their consolidated cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Standards as adopted by the European Union (IFRS-EU).

As discussed in Note 3 to the consolidated financial statements, during 2009 the Group has ceased to classify as held for sale its interest in Alberto Pascualini REFAP, S.A. and for this reason, the consolidated financial statements for 2008 have been retrospectively modified.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 29, 2010 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/    Deloitte, S.L.

Madrid-Spain

June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Repsol YPF, S.A.:

We have audited the internal control over financial reporting of Repsol YPF, S.A. (the Parent) and subsidiaries (the Group) as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at subsidiaries consolidated by the proportional integration method as described in Note 26, because the Group does not have the ability to dictate or modify the controls at these entities and does not have the ability to assess, in practice, the controls at the entities. These entities represent 20.8% and 29.0% of net and total assets, respectively, and 13.0%, 12.0% and 55.2% of the total revenues, total expenses and net income, respectively, of the consolidated financial statements of the Group as of and for the year ended December 31, 2009. Accordingly, our audit did not include the internal control over financial reporting at these entities. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, Repsol YPF, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2009 of Repsol YPF, S.A. and subsidiaries and our report dated June 29, 2010 expressed an unqualified opinion on those financial statements based on our audit and on the report of the other auditors and included an explanatory paragraph stating that during 2009 the Group has ceased to classify as held for sale its interest in Alberto Pascualini REFAP, S.A. and, for this reason, the consolidated financial statements for 2008 have been retrospectively modified.

/s/    Deloitte, S.L.

Madrid-Spain

June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Gas Natural SDG, S.A.

We have audited the consolidated annual accounts of Gas Natural SDG, S.A. (parent company) and subsidiaries (the Group), consisting of the consolidated balance sheets at December 31, 2009 and 2008, the consolidated income statements, the consolidated statements of comprehensive income, the statement of changes in consolidated net equity, the consolidated cash flow statements and the related notes to the consolidated annual accounts for each of the three years in the period ended December 31, 2009 (not presented separately herein), the preparation of which is the responsibility of the Directors of Gas Natural SDG, S.A. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts as a whole, based on our audits.

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

In our opinion, the consolidated annual accounts present fairly, in all material respects, the financial position of Gas Natural SDG, S.A. and its subsidiaries as at December 31, 2009 and 2008 and the consolidated results of their operations, the changes in consolidated net equity and consolidated cash flows for the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards adopted by the European Union (IFRS-EU) and International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

As mentioned in Note 38 to the consolidated annual accounts as at December 31, 2009, Gas Natural SDG, S.A. concludes that the differences between IFRS-EU and IFRS-IASB have no impact in the consolidated annual accounts as at December 31, 2009 and 2008. This note (not presented separately herein) was prepared at the request of Gas Natural’s shareholder Repsol YPF, S.A. for the purposes of its annual report on Form 20-F for the year ended December 31, 2009.

PricewaterhouseCoopers Auditores, S.L.

/S/ PRICEWATERHOUSECOOPERS AUDITORES, S.L.
Barcelona, Spain

February 12, 2010, except for Note 38, as to which the date is June 25, 2010.

REPSOL YPF, S.A. AND INVESTEES COMPRISING THE REPSOL YPF GROUP

Consolidated Balance Sheets at December 31, 2009 and 2008

	Note	Millions of euros
		12/31/2009	12/31/2008(*)
ASSETS
Intangible assets:		6,818	4,283
a) Goodwill	6	4,733	3,055
b) Other Intangible assets	7	2,085	1,228
Property, plant and equipment	8	31,900	26,094
Investment property	9	35	31
Investments accounted for using the equity method	11	531	525
Non-current financial assets	13	1,732	2,465
Deferred tax assets	25	2,021	1,530
Other non-current assets		273	276

NON-CURRENT ASSETS		43,310	35,204
Non-current assets held for sale	12	746	163
Inventories	14	4,233	3,641
Trade and other receivables		6,773	6,636
a) Trade receivables	13	4,644	4,228
b) Other receivables	13	1,909	2,164
c) Income tax assets		220	244
Other current financial assets	13	713	498
Cash and cash equivalents	13	2,308	2,922

CURRENT ASSETS		14,773	13,860

TOTAL ASSETS		58,083	49,064

(*)	To facilitate comparison with 2009, the 2008 figures included in the 2008 consolidated financial statements have been amended as necessary (see Note 3).

Notes 1 to 39 are an integral part of these consolidated balance sheets.

REPSOL YPF, S.A. AND INVESTEES COMPRISING THE REPSOL YPF GROUP

Consolidated Balance Sheets at December 31, 2009 and 2008—Continued

	Note	Millions of euros
		12/31/2009	12/31/2008 (*)
LIABILITIES AND EQUITY

EQUITY

Share capital		1,221	1,221
Share premium		6,428	6,428
Reserves		247	247
Treasury shares		—	(241)
Retained earnings		12,619	11,427
Profit attributable to the equity holders of the parent		1,559	2,555
Dividends		(519)	(634)

EQUITY	15	21,555	21,003

Financial assets available for sale		2	(7)
Hedge transactions		(120)	(150)
Translation differences		(1,486)	(1,012)

ADJUSTMENTS FOR CHANGES IN VALUE	15	(1,604)	(1,169)

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	15	19,951	19,834
MINORITY INTERESTS	15	1,440	1,170

TOTAL EQUITY		21,391	21,004

Grants	22	124	108
Non-current provisions for contingencies and expenses	20-21	3,097	2,718
Non-current financial liabilities	17	15,411	10,432
a) Bank borrowings, bonds and other securities		15,268	10,118
b) Other financial liabilities		143	314
Deferred tax liabilities	25	3,395	2,559
Other non-current liabilities	22-23	2,672	1,451

NON-CURRENT LIABILITIES		24,699	17,268
Liabilities related to non-current assets held for sale	12	185	12
Current provisions	20-21	282	439
Current financial liabilities:	17	3,499	1,853
a) Bank borrowings, bonds and other securities		3,433	1,807
b) Other financial liabilities		66	46
Trade payables and other payables:		8,027	8,488
a) Trade payables	24	3,491	3,174
b) Other payables	24	4,127	5,024
c) Income tax liabilities	24	409	290

CURRENT LIABILITIES		11,993	10,792

TOTAL EQUITY AND LIABILITIES		58,083	49,064

(*)	To facilitate comparison with 2009, the 2008 figures included in the 2008 consolidated financial statements have been amended as necessary (see Note 3).

Notes 1 to 39 are an integral part of these consolidated balance sheets.

REPSOL YPF, S.A. AND INVESTEES COMPRISING THE REPSOL YPF GROUP

Consolidated Income Statements for the years ended December 31, 2009, 2008 and 2007

	Note	Millions of euros
		12/31/2009	12/31/2008(*)	12/31/2007
Sales		45,827	58,475	52,098
Services rendered and other income		1,450	1,893	1,767
Changes in inventories of finished goods and work in progress inventories		94	(274)	387
Income from reversal of impairment losses and gains on disposal of non-current assets		371	183	844
Allocation of subsidies on non-financial assets and other subsidies	22	16	18	13
Other operating income		1,274	1,416	814

OPERATING REVENUE	27	49,032	61,711	55,923

Supplies		(31,433)	(41,395)	(36,294)
Personnel expenses		(2,087)	(2,023)	(1,855)
Other operating expenses		(8,503)	(10,023)	(8,580)
Depreciation and amortisation of non-current assets		(3,620)	(3,115)	(3,141)
Impairment losses recognised and losses on disposal of non-current assets		(145)	(135)	(245)

OPERATING EXPENSES	27	(45,788)	(56,691)	(50,115)

OPERATING INCOME		3,244	5,020	5,808

Finance income		173	230	271
Finance expenses		(1,012)	(805)	(829)
Changes in the fair value of financial instruments		192	(22)	68
Net exchange gains/(losses)		148	53	266
Impairment and gains/(losses) on disposal of financial instruments		31	—	—

FINANCIAL RESULT	28	(468)	(544)	(224)

NET INCOME BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		2,776	4,476	5,584
Income Tax	25	(1,130)	(1,861)	(2,338)

Share of results of companies accounted for using the equity method	11	86	66	109
Net income for the year from continuing operations		1,732	2,681	3,355
Net income for the year from discontinued operations		12	—	—

CONSOLIDATED NET INCOME FOR THE YEAR		1,744	2,681	3,355

Net income attributable to minority interests		(185)	(126)	(167)

NET INCOME ATTRIBUTABLE TO THE PARENT		1,559	2,555	3,188

(*)	To facilitate comparison with 2009, the 2008 figures included in the 2008 consolidated financial statements have been amended as necessary (see Note 3).

Notes 1 to 39 are an integral part of these consolidated income statements.

REPSOL YPF, S.A. AND INVESTEES COMPRISING THE REPSOL YPF GROUP

Consolidated Statements of Recognised Income and Expenses

for the years ended December 31, 2009, 2008 and 2007

	Millions of euros
	12/31/2009	12/31/2008(*)	12/31/2007
CONSOLIDATED NET INCOME FOR THE YEAR (from the Consolidated Income Statement)	1,744	2,681	3,355

INCOME AND EXPENSES RECOGNISED DIRECTLY IN EQUITY:
From measurement of financial assets available for sale	51	(75)	17
From cash flow hedges	(12)	(147)	(23)
Translation differences	(427)	323	(1,302)
From actuarial gains and losses and other adjustments	14	—	—
Entities accounted for using the equity method	4	—	—
Tax effect	(157)	204	209

TOTAL	(527)	305	(1,099)

AMOUNTS TRANSFERRED TO THE CONSOLIDATED INCOME STATEMENT
From measurement of financial assets available for sale	(30)	(1)	(27)
From cash flow hedges	44	9	29
Translation differences	(1)	8	—
Tax effect	(7)	(4)	(4)

TOTAL	6	12	(2)

TOTAL RECOGNISED INCOME / (EXPENSE)	1,223	2,998	2,254

a) Attributable to the parent company	1,032	2,812	2,131
b) Attributable to minority interests	191	186	123

(*)	To facilitate comparison with 2009, the 2008 figures included in the 2008 consolidated financial statements have been amended as necessary (see Note 3).

Notes 1 to 39 are an integral part of these consolidated statements of recognised income and expense.

REPSOL YPF, S.A. AND INVESTEES COMPRISING THE REPSOL YPF GROUP

Consolidated statements of changes in equity for the years ended December 31, 2009, 2008 and 2007

	Millions of euros
	Equity attributable to equity holders of the parent						Minority interest	Total equity
	Capital and reserves				Adjustments for changes in value	Total equity attributable to equity holders of the parent
	Issued capital	Share premium and reserves	Treasury shares and own equity instruments	Net income for the year attributable to equity holders of the parent
Closing balance at 12/31/2006	1,221	13,457	—	3,124	(369)	17,433	609	18,042
Restatements	—	—	—	—	—	—	—	—

Restated opening balance	1,221	13,457	—	3,124	(369)	17,433	609	18,042
Total recognised income / (expense)	—	—	—	3,188	(1,057)	2,131	123	2,254
Transactions with shareholders or owners
Dividend payments	—	(1,050)	—	—	—	(1,050)	(71)	(1,121)
Transactions with treasury shares or own equity instruments (net)	—	—	4	—	—	4	—	4
Business combinations	—	—	—	—	—	—	(7)	(7)
Other changes in equity
Transfers between equity accounts	—	3,124	—	(3,124)	—	—	—	—
Other changes	—	(7)	—	—	—	(7)	(3)	(10)

Closing balance at 12/31/2007	1,221	15,524	4	3,188	(1,426)	18,511	651	19,162
Restatements	—	—	—	—	—	—	—	—

Restated opening balance	1,221	15,524	4	3,188	(1,426)	18,511	651	19,162
Total recognised income / (expense)(*)	—	—	—	2,555	257	2,812	186	2,998
Transactions with shareholders or owners
Dividend payments	—	(1,242)	—	—	—	(1,242)	(391)	(1,633)
Transactions with treasury shares or own equity instruments (net)	—	—	(245)	—	—	(245)	—	(245)
Business combinations	—	—	—	—	—	—	—	—
Other changes in equity
Transfers between equity accounts	—	3,188	—	(3,188)	—	—	—	—
Other changes	—	(2)	—	—	—	(2)	724	722

Closing balance at 12/31/2008(*)	1,221	17,468	(241)	2,555	(1,169)	19,834	1,170	21,004
Restatements	—	—	—	—	—	—	—	—

Restated opening balance	1,221	17,468	(241)	2,555	(1,169)	19,834	1,170	21,004
Total recognised income / (expense)	—	8	—	1,559	(535)	1,032	191	1,223
Transactions with shareholders or owners
Dividend payments	—	(1,153)	—	—	—	(1,153)	(208)	(1,361)
Transactions with treasury shares or own equity instruments (net)	—	(11)	241	—	—	230	—	230
Business combinations	—	—	—	—	—	—	286	286
Other changes in equity
Transfers between equity accounts	—	2,455	—	(2,555)	100	—	—	—
Other changes	—	8	—	—	—	8	1	9

Closing balance at 12/31/2009	1,221	18,775	—	1,559	(1,604)	19,951	1,440	21,391

(*)	To facilitate comparison with 2009, the 2008 figures included in the 2008 consolidated financial statements have been amended as necessary (see Note 3).

Notes 1 to 39 are an integral part of these consolidated statements of changes in equity.

REPSOL YPF, S.A. AND INVESTEES COMPRISING THE REPSOL YPF GROUP

Consolidated Cash Flow Statements for the years ended December 31, 2009, 2008 and 2007

	Notes	Millions of euros
		12/31/2009	12/31/2008(*)	12/31/2007
Net income before tax and share of results of companies accounted for using the equity method		2,776	4,476	5,584
Adjustments to net income		3,973	3,645	2,989
Depreciation and amortisation of assets		3,620	3,115	3,141
Other adjustments to result (net)		353	530	(152)
Changes in working capital		(590)	1,266	(582)
Other cash flows from operating activites:		(1,394)	(2,648)	(2,279)
Dividends received		86	110	179
Income tax received / (paid)		(1,168)	(2,399)	(2,157)
Other proceeds from / (payments for) from operating activities		(312)	(359)	(301)

Cash flows from operating activities		4,765	6,739	5,712

Payments for investing activites:	6-9 and 30	(9,003)	(5,597)	(5,373)
Group companies, associates and business units		(4,463)	(99)	(492)
Property, plant and equipment, intangible assets and investment properties		(4,348)	(4,925)	(4,573)
Other financial assets		(192)	(573)	(308)
Proceeds from divestments:	31	1,093	1,045	1,279
Group companies, associates and business units		413	920	522
Property, plant and equipment, intangible assets and investment properties		373	102	548
Other financial assets		307	23	209
Others cash flows		56	(128)	12

Cash flows used in investing activities		(7,854)	(4,680)	(4,082)

Proceeds from / (payments for) equity instruments	15	230	(245)	4
Acquisition		—	(262)	(110)
Disposal		230	17	114
Proceeds from / (payments for) financial liabilities	17	4,665	413	26
Issues		10,618	3,465	4,236
Return and redemption		(5,953)	(3,052)	(4,210)
Payments for dividends and payments on other equity instruments	15	(1,935)	(1,608)	(949)
Other cash flows from financing activities		(455)	(316)	(459)
Interest payments		(776)	(632)	(635)
Other proceeds from / (payments for) financing activities		321	316	176

Cash flows used in financing activities		2,505	(1,756)	(1,378)

Effect of changes in exchange rates		(30)	34	(224)
Net increase / (decrease) in cash and cash equivalents		(614)	337	28

Cash and cash equivalents at the beginning of the year	13	2,922	2,585	2,557
Cash and cash equivalents at the end of the year	13	2,308	2,922	2,585

COMPONENTS OF CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR
		12/31/2009	12/31/2008	12/31/2007
(+) Cash and banks		1,079	1,330	684
(+) Other financial assets		1,229	1,592	1,901

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF YEAR		2,308	2,922	2,585

(*)	To facilitate comparison with 2009, the 2008 figures included in the 2008 consolidated financial statements have been amended as necessary (see Note 3).

Notes 1 to 39 are an integral part of these consolidated statements of cash flow.

REPSOL YPF, S.A. AND INVESTEES COMPRISING THE REPSOL YPF GROUP

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS

(1)	GENERAL INFORMATION

Repsol YPF, S.A. and investees comprising the Repsol YPF Group (hereinafter “Repsol YPF”, the “Repsol YPF Group” or the “Group”) constitute an integrated group of oil and gas companies which commenced operations in 1987. The companies comprising the Group are listed in Appendix I.

The Repsol YPF Group is engaged in all the activities relating to the oil and gas industry, including exploration, development and production of crude oil and natural gas, the transportation of oil products, liquid petroleum gas (LPG) and natural gas, refining, the production of a wide range of oil products and the retailing of oil products, oil derivatives, petrochemicals, LPG and natural gas, as well as the generation, transportation, distribution and supply of electricity. The Group conducts its activities in a number of countries, primarily Spain and Argentina.

The corporate name of the parent of the Group of companies that prepares and files these consolidated financial statements is Repsol YPF, S.A.

Repsol YPF, S.A. is registered at the Madrid Commercial Register in volume 3893, folio 175, sheet no. M-65289, entry no. 63ª. Its Employer Identification Number (C.I.F.) is A-78/374725 and its National Classification of Economic Activities Number (C.N.A.E.) is 742.

Its registered office is in Madrid, at Paseo de la Castellana, 278, where the Shareholder Service Office is also located, the telephone number of which is 900.100.100.

Repsol YPF, S.A. is a private-law entity incorporated in accordance with Spanish legislation, which is subject to the Joint Stock Companies Act, approved by Legislative Royal Decree 1564/1989 of December 22, 1989, and the legislation governing listed corporations.

Repsol YPF, S.A.’s shares are represented by book entries and are fully admitted to trading on the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia), the New York Stock Exchange and the Buenos Aires stock exchange (“Bolsa de Comercio de Buenos Aires”).

These consolidated financial statements for 2009, which were prepared by the Board of Directors of Repsol YPF, S.A. at its meeting held on February 24, 2010, and the financial statements of the investees will be submitted for approval by the shareholders at the respective General Shareholders´ Meeting, which is expected to occur without any modification.

The consolidated financial statements for 2008 were approved at the General Shareholders´ Meeting of Repsol YPF, S.A. held on May 14, 2009.

(2)	REGULATORY FRAMEWORK

The activities of Repsol YPF S.A. and its main investees are subject to extensive regulation, whose main aspects are described below.

Spain

Spain currently has legislation which seeks to liberalize the oil industry, a manifestation of which is the Hydrocarbons Sector Law 34/1998 of October 7, which has been amended by several provisions, including the Law 12/2007 of July 7, 2007 and implemented through numerous royal decrees and ministerial orders. This Law establishes the criteria for allocating powers among the Spanish Government and the central and regional administrations.

The Spanish National Energy Commission (“Comisión Nacional de Energía”) is a public agency of the Ministry of Industry, Tourism and Commerce, with power as regulatory authority, which is in charge of ensuring effective competition, objectivity and transparency in the electricity and liquid and gaseous hydrocarbons markets, seeking the benefit of all market participants, including consumers.

Royal Decree-Law 4/2006 expanded the functions of the Spanish National Energy Commission by introducing the requirement to obtain a prior administrative authorization in relation to certain acquisitions or investments in companies that engage in regulated activities or activities that, although not regulated in the strict sense, are subject to significant oversight by administrative bodies in Spain. Notwithstanding this, on July 28, 2008, the European Court of Justice declared that the obtaining of the aforementioned administrative authorization (regarding acquisitions carried out by Community Companies) is contrary to sections 43 and 56 of the EC.

Royal Decree-Law 5/2005, of March 11, contains provisions relating to the energy markets. Among these provisions, the definitions of “main operator” (a company that is among the five companies with greater market share in the relevant sector or market) and “dominant operator” (a company group that has a market share equal or superior to 10 percent of the markets in which it operates, that is, electric energy generation and supply sectors, production and supply of fuels, production and supply of LPG, production and supply of natural gas) are significant.

The definition of “main operator” is important since limitations on the exercise of the rights to vote and appoint members of the management boards are imposed on the physical or legal persons which, directly or indirectly, have interests in the capital or in the voting rights of two or more companies which constitute main operators in the aforementioned sectors.

Regarding the “dominant operator”, the Law, to date, has not established limitations in connection with the oil industry. To be defined as a “dominant operator” only implies certain limitation or additional liabilities in the electricity sector.

Royal Decree-Law 6/2009 definitively repealed supplementary provision twenty-seven of Law 55/1999 (amended by Law 62/2003), which stipulated prior authorisation by the authorities for the acquisition by public entities or entities majority-owned or controlled by public entities of shareholdings of 3% or more in energy companies (the so-called energy “golden share”). This rule had been questioned by the European Court of Justice in a ruling handed down on February 14, 2008.

Liquid Hydrocarbons, Oil and Petroleum Derivatives

In Spain, hydrocarbon deposits and underground storages existing on Spanish territory and in the territorial marine subsoil and ocean bottoms which are under Spanish sovereignty are considered public properties. Also some of the activities falling within the scope of Law 34/1998 may be subject to authorizations, permits and/or concessions.

Construction and operation of refining, transportation and fixed storage facilities are subject to prior authorization, the granting of which requires meeting the relevant technical, financial, environmental and safety requirements.

Third parties may freely access transportation and fixed storage facilities of oil products, such as the facilities of Compañía Logística de Hidrocarburos S.A. (“CLH”), on conditions agreed on an objective and non-discriminatory basis. However, the Spanish Government has the discretion to establish access tolls for mainland territories and for those areas of the Spanish territory where alternative transport or storage facilities do not exist or are insufficient. As of the date of this annual report, the Spanish Government has not exercised this discretion.

Pursuant to Royal Decree Law 6/2000, no physical or legal person may hold, directly or indirectly, ownership of more than 25% of the capital stock of CLH. This same Royal Decree further provides that the aggregate direct or indirect ownership interest in CLH of entities with refining capacity in Spain may not exceed 45% of CLH’s capital.

Petroleum derivative prices have been liberalized, with the exception of LPG, which is subject, in some cases, to maximum retail prices. Prices of bulk LPG and LPG sold in bottles that are less than 8 kilograms or more than 20 kilograms have been liberalized.

Ministerial Order ITC/1858/2008 dated June 26, updated the system of setting the quarterly maximum sales price before tax for bottled LPG, affecting containers holding 8kg or more but less than 20kg; with the exception of containers of LPG blends for use as fuel. The Spanish Government, by means of Ministerial Order ITC/2608/2009, dated September 28, 2009, modified the system for automatically setting the maximum sales prices indicated in the abovementioned order in an effort to uphold consumer interests in the face of international price volatility.

The retail marketing of LPG may be carried out freely by any physical or legal person.

Natural Gas

Law 12/2007 of July 2, which amended Law 34/1998 on the hydrocarbon sector and incorporated into Spanish Law the European Parliament Directive 2003/55, incorporates measures for achieving a completely liberalized market which will be the basis for greater competition, price reduction and improvement in the quality of service to the end-user.

This regulation puts an end to the tariff system. The Directive defines the role of the supplier of last resort, who shall be liable to supply consumers with deficient power of negotiation. Moreover, it shall do so within a maximum price (“last resort tariff”) which shall be established by the Ministry of Industry, Tourism and Commerce. The Ministerial Order ITC/2857/2008, of October 10, regulates the last resort supply tariff for natural gas and sets forth its calculation.

The activities of the different parties involved in the gas system are redefined, establishing a legal and operational separation between the so-called “network activities” (transportation, distribution, regasification or storage), on the one hand, and production and supply activities, on the other. In addition, the Law eliminates possible competition between distributors and marketers in the supply sector by eliminating the tariff system and creating the last resort tariff.

Regasification, basic storage, transportation and distribution activities are regulated activities. Companies that perform any or some of these activities may not perform commercialization activities. Royal Decree 949/2001 implemented criteria and principles related to compensation for regulated activities.

Commercialization activities are liberalized. Companies dedicated to natural gas commercialization may not have additional corporate objectives in the gas sector and may not perform regasification, basic storage, transport or distribution activities.

Since January 1, 2003, all consumers, regardless of their level of consumption, are considered qualified consumers and may choose between buying natural gas from distributors in the regulated market or from commercializers in the liberalized market.

The construction, operation, modification and closing of basic network and carrier network facilities require prior government authorizations.

The system’s technical manager is responsible for the technical management of the basic network and the secondary carrier network and guarantees the continuity and safety of the supply of natural gas and appropriate coordination among access points, storage facilities, transportation and distribution. Enagas, S.A. is the system’s technical manager. Pursuant to Law 62/2003, no entity may own, directly or indirectly, more than 5% of the capital stock of Enagas, S.A.

Since January 1, 2003, no company or group of companies acting in the natural gas sector can collectively provide natural gas for consumption in Spain in an amount in excess of 70% of domestic consumption. The Spanish Government is authorized to modify that percentage based on changes in the sector and the sector’s business structure.

Minimum safety stock

Royal Decree 1766/2007, whereby the Royal Decree 1716/2004 is amended, regulates the obligation to maintain a minimum stock in the oil and natural gas sectors, the obligation to diversify the natural gas supply and the activities of the Corporation of Strategic Reserves of Petroleum Products (CORES). The

mentioned Royal Decree increases the number of minimum safety stock days from 90 to 92 compulsory days as of January 1, 2010.

The competent administrative authority appointed for the inspection and control of the minimum safety stock and the diversification is the CORES.

Argentina

Exploration and Production

The Argentine oil and gas industry is regulated by Law No. 17,319 (the “Hydrocarbons Law”). The Argentine Government, through the Secretariat of Energy, issues regulations to complement this Law. The regulatory framework of this Law was established on the assumption that the reservoirs of hydrocarbons were national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF, S.A.’s predecessor, was responsible for their operation under a different framework than private companies.

In 1992, Law No. 24,145 (referred to as the “YPF Privatisation Law,”) regulated the privatisation of YPF and initiated a process for the transfer of hydrocarbon reservoirs from the Argentine Government to Provinces, in whose territories they were located. The YPF Privatisation Law established that the exploration licenses and exploration concessions in force at the time this Law was passed would be transferred on expiration of the corresponding legal and/or contractual terms.

The YPF Privatisation Law awarded YPF 24 exploration licenses and 50 exploration concessions. The Hydrocarbons Law limits the number and total surface area of the exploration licenses or exploration concessions which an entity may hold.

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company, Energía Argentina S.A., (“ENARSA.”). The corporate purpose of ENARSA is the study, exploration and exploitation of solid, liquid or gas hydrocarbon deposits, the transport, storage, distribution and commercialisation of these products and their derivatives products, as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and sale of electricity. This Law granted ENARSA all exploration concessions with respect to offshore areas located beyond 12 nautical miles from the coastline up to the outer boundary of the continental shelf that were vacant at the time the Law went into effect in November 2004.

In accordance with the current legal system (new Article 124 of the Argentine Constitution, Decree 546/2003, Law No. 26,197) oil and gas regulation (both legislative and regulatory) falls under the jurisdiction of the National Government, whereas the application of the Hydrocarbons Law and its supplementary regulations will correspond to the Provinces or to the State, depending on where the deposits are located.

In October 2006, Law No. 26,154 created an incentive regime aimed at encouraging hydrocarbons exploration and operation and which applies to new exploration permits awarded in respect of offshore areas. Interested parties must go into partnership with ENARSA in order to avail themselves of the numerous benefits of this regime.

In November 2008, by virtue of the Decree of the National Executive Power No. 2014/2008, the program “Petróleo Plus” was set up and aimed to increase the production and stocks through new prospecting and exploitation investments. To this goal, it establishes a system of tax incentives for those exploitation companies that increase their production and stocks within the provisions of the program.

Natural Gas

In June 1992, Law 24,076 was enacted, establishing the regulatory framework for the transport and distribution of natural gas. It also stipulated that natural gas transport and distribution activities constituted a national public service.

The regulatory framework applicable to the transport and distribution of natural gas establishes an open access system under which producers such as YPF have open access to the transport capacity available in the transport and distribution systems on a non-discriminatory basis.

Natural gas exports require the prior approval of the Secretariat of Energy.

Refining

Crude oil refining activities are subject to authorisation by the Argentine Government, and to compliance with national, provincial and municipal safety and environmental regulations. Oil companies must be registered in the registry of oil companies held by the Secretariat of Energy.

Decree 2014/2008 created the “Refining Plus” program designed to encourage the production of diesel and petrol fuels. The decree entitles refineries that undertake construction of a new refinery, add capacity at an existing refinery and/or convert existing refineries to receive export credits.

Market Regulation

The Hydrocarbons Law authorizes the executive branch of the Argentine Government to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the executive branch finds domestic production to be insufficient to satisfy domestic demand.

Through Secretariat of Energy Resolution No. 265/2004, the Argentine Government established a program for rationalising natural gas exports and its related transportation, with the intention of securing an adequate supply of natural gas to the local market. This program was replaced by the Program of Rationalisation of Gas Exports and the Use of Transportation Capacity (the “Program”) passed through Resolution No. 659/2004 of the Secretariat of Energy. Additionally, the Resolution SE No. 752/2005 provided that industrial users and thermal generators (which according to this Resolution will have to purchase natural gas directly from the producer) could also acquire natural gas from the cut downs on natural gas exports, through the Permanent Additional Injection mechanism set up by that Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

By the enactment of several rules, the Fuels Undersecretariat restored a record system for the hydrocarbons and derivatives exports and set forth some obligations concerning supply to the local market, including the obligation to import some products in order to be able to export, when necessary to meet internal demand. On October 11, 2006, the Secretariat of Internal Commerce demanded refining companies and/or wholesalers and/or retailers to cover the fuel-oil demand in the whole territory of Argentina to meet market growth.

Resolution No. 394/07 of November 16 has increased the taxes on crude and derivative exports in Argentina. According to the new scheme when the export price is fixed over the reference price (60.9 dollars/barrel), the producer shall have the right to collect US$ 42 per barrel and the rest up to the reference price shall be withheld by the Argentine Government as an export tax. In the event that the export price is under the international reference price, but above US$ 45 per barrel, a 45% retention shall apply. In the event that the export price is under US$ 45 per barrel, the withholding percentage shall be fixed within 90 days’ term. This same method shall apply to the exports of other oil products and lubricants using different reference prices, withholding percentages and prices allowed for producers, depending on the cases.

On June 14, 2007 the Resolution No. 599/07 of the Secretariat of Energy passed a proposal in agreement with the natural gas producers concerning the supply of natural gas to the domestic market for the period 2007 to 2011 (“Agreement 2007-2011”). YPF signed the agreement.

In October 2008 the Resolution 1070/08 of the Secretariat of Energy ratified the “Supplementary Agreement with Natural Gas Producers” whose effective term is extended to December 31, 2009. YPF signed the Agreement whose goal is: (i) the restructuring of natural gas prices at wellhead; (ii) the segmentation of the residential demand and (iii) the establishment of the contribution of the natural gas producers sector to the Trust Fund created by Law 26,020 for the promotion of a lower differential prices for the LPG bottles of ten, twelve and fifteen kilograms for those residential LPG consumers of low-income.

In July 2009 the Argentine Government and natural gas producers signed an agreement through which natural gas wellhead prices are set, and which stipulates price increases from August 2009 to be received by producers on sales to the residential segment.

By virtue of the Resolution No. SE 24/2008, amended by the Resolution SE 1031/2008, the incentives program for the production of natural gas called “Gas Plus” was created. The Gas Plus program is designed to stimulate the production of natural gas deriving from new reserve finds, new fields, “tight gas”, etc. The natural gas produced under this Gas Plus program shall not be included as part of the volume set forth in the Natural Gas Producers Agreement 2007-2011 and therefore, the marketing value shall not be subject to the price conditions provided in the Natural Gas Producers Agreement 2007-2011.

Liquid petroleum gas (LPG)

Law No. 26,020 establishes the basic regulatory framework for the industry and marketing of LPG. The authority established the volumes and sales prices of LPG through various resolutions. In October 2008 Argentina’s Secretariat of Energy ratified the Stability Agreement of LPG prices in the local market. The termination date of the Stability Agreement was extended in October 2009 to year end 2010.

Venezuela

The Basic Hydrocarbons Law (Ley Orgánica de Hidrocarburos, LOH) regulates migration from the former operating agreements to mixed-ownership enterprises. On June 20, 2006 the Energy and Petroleum Ministry approved the incorporation of the oil company Petroquiriquire, S.A., in which Repsol YPF has a 40% interest and PDVSA a 60% stake. On the same date, the License for Exploitation of Non-Associated Natural Gas to be granted to Quiriquire Gas, S.A. was also approved. Repsol YPF and PDVSA have an interest of 60% and 40%, respectively, in such company. The license was granted in March 2007.

On September 2, 2009, Venezuela’s National Assembly authorised, Petroquiriquire, S.A. to pursue exploration and production activities in Barúa-Motatán as part of its corporate purpose as mixed company. The exploration and production rights for this block were granted by the National Executive via Presidential Decree No. 7,121, published on December 15, 2009. The Barúa-Motatán incorporation process is expected to be completed during the first quarter of 2010 (see Note 38).

Bolivia

The Bolivian oil and gas industry is regulated by Law No. 3,058 of May 19, 2005 (the “Hydrocarbons Law”).

On May 1, 2006 Supreme Decree 28,701 (the “Nationalisation Decree”) was published, which nationalised the country’s oil and gas and transferred the ownership and control thereof to the Bolivian state company Yacimientos Petrolíferos Fiscales Bolivianos (YPFB). Furthermore, the shares required to enable YPFB to control at least 50% plus one vote in different companies, among them Empresa Petrolera Andina, S.A., currently known as YPFB Andina S.A. (YPFB Andina), were nationalised.

As a result, Repsol entered into a share purchase agreement with YPBF along with the corresponding shareholders’ agreement, by virtue of which 1.08% of the share capital of YPFB Andina was transferred to YPFB.

This shareholders’ agreement stipulates, among other provisions: (a) a two-year period of joint operation of YPFB Andina, during which time Repsol is entitled to appoint some executives in certain business areas; (b) mutual right of first refusal over any share sale; (c) certain “Mutually Agreed Decisions” to be taken jointly by the management and boards of Repsol and YPFB.

Operating Contracts

According to the Hydrocarbons Act and the Nationalisation Decree, Repsol YPF E&P Bolivia S.A. and its subsidiary YPFB Andina S.A. signed with YPFB the Operating Contracts establishing the conditions for the prospecting and production of hydrocarbons in Bolivia, effective as of May 2, 2007.

Subsequently, in April 2008, rules were issued that (i) established the conditions and parameters for the recognition, approval and publication by YPFB of recoverable costs within the framework of the Operating Contracts (Supreme Decree No. 29504) and (ii) amended the regulations governing the settlement of royalties and participations to the Bolivian Treasury to conform with the terms of the Operating Contracts (Supreme Decree No. 29528). Additionally, in accordance with the terms of the Operating Contracts, on May 8, 2009, Repsol YPF E&P Bolivia S.A. executed the pertinent Natural Gas and Liquid Hydrocarbon Delivery Agreements with YPFB for the various operating areas in which it operates; these agreements establish the terms and conditions governing the delivery of natural gas and liquid hydrocarbons to YPFB. Likewise, on the same date, Repsol YPF E&P Bolivia S.A. also executed Payment Procedure Agreements with YPFB establishing the mechanism and form of payment for the Owner Remuneration stipulated in the Operating Contract.

Also in relation to these contracts, on October 14, 2009 Supreme Decree No. 0329 was issued approving the Contracting Rules for Oil Operators under the umbrella of the Operating Contracts. These rules are designed to regulate the tendering, contracting and purchase of materials, works, goods and/or services by Operating Contract holders.

As of the date of these Consolidated Financial Statements there are some pending issues concerning the Operating Contracts and the settlement of liabilities prior to their execution which have not yet been regulated. Among these it is worth highlighting the process for settlement and reconciliation of accounts with YPFB and the formalisation of the payment of VAT on the Owner Remuneration, which was acknowledged and paid by YPFB with Tax Credit Notes (negotiable securities) in December 2008.

New Bolivian Constitution

Bolivia enacted its new Constitution on February 7, 2009, stipulating in relation to the oil and gas sector, among other matters, that:

(i) Hydrocarbons are the inalienable and imprescriptible property of Bolivians; (ii) by virtue of belonging to the Bolivian people, securities evidencing a residual ownership interest in Bolivia’s natural resources may not be listed and traded on securities markets or used to securitize or pledge financial transactions; (iii) the state, on behalf of the Bolivian people and as their representative, exercises ownership of all the country’s oil and gas production and is the sole entity authorized to market this output; (iv) all income received from the sale of oil and gas shall be the property of the state; (v) the state shall define the oil and gas policy and shall promote its comprehensive, sustainable and equitable development and guarantee energy sovereignty; (vi) YPFB is the sole entity authorised to control and manage the oil and gas productive and commercial chain; (vii) YPFB may not transfer its rights and obligations in any form or under any regime, tacitly or expressly, directly or indirectly; YPFB is authorised to enter into service agreements with Bolivian and foreign public, mixed or private entities for the execution of certain production chain activities on YPFB’s behalf in exchange for compensation or a service fee; (viii) YPFB may incorporate mixed economy associations or companies for the execution of hydrocarbon-related activities, in which YPFB must hold a mandatory interest of no less than 51% in these entities’ total share capital.

Repsol understands that the majority of these provisions were fully effective prior to their incorporation into the new Constitution by virtue of Hydrocarbon Law 3058 and Nationalisation Decree No. 28701. In relation to the Operating Contracts, while they could be deemed to fall under the scope of the constitutional provisions, complementing legislation dealing specifically with the sector is still pending, such as a new hydrocarbon act or a law that specifically ratifies and governs the concession operating contracts.

It is management’s understanding that the new Constitution will require enactment of a series of additional laws and regulations.

Other regulatory provisions

On May 22, 2009, the Ministry of Hydrocarbons and Energy issued Ministerial Resolution No. 101/2009, approving the timeline for restructuring YPFB’s production and transport plans. In accordance with the timeline set in this resolution, the development and transport plans were presented on November 29, 2009.

Finally, Ministerial Resolution No. 291/2009, dated October 29, 2009, modifies the priority for allocation of oil and gas production volumes to the various markets, establishing the following order of priority: Natural gas: (1) the internal market; (2) Brazil, under the export commitment agreement signed between YPFB and Petrobrás; (3) Argentina, under the export commitment agreement signed between YPFB and ENARSA; and (4) other sales agreements signed subsequent to the Brazilian and Argentine agreements. Liquid hydrocarbons: (1) the internal market; (2) the export market.

Ecuador

On March 29, 2006, by the Law No. 2006-42, Ecuador demanded from the contractors of all the prospecting and exploitation joint contracts of hydrocarbons the payment of at least 50% of the so-called “surpluses of crude oil”, that is, the difference between the participation value of each contractor, according to the oil price at the date of the execution of the contract (calculated on the basis of the monthly average of the sale price expressed in fixed values) and its value in accordance to the oil price at the date of sale by the contractors. Later on, the Executive Decree No. 662, on October 4, 2007, which amends the Executive Decree 1,672, increased the mentioned stake of the State over the oil surpluses up to 99%.

On June 9, 2008, the companies constituting the consortium of contractors of the Block 16, in disagreement with the application of this new encumbrance, filed with the ICSID an application for international arbitration pursuant to the Equity Contract. The total amount paid by the consortium of contractors under protest, until March 2008, regarding the application of the Law No. 2006-42, was 591.5 million dollars (€ 425 million), amount for which Repsol and the other members of the consortium of contractors claim compensation to Petroecuador and the Government of Ecuador before the ICSID. Repsol YPF’s current direct and indirect share in the consortium of the Block 16 is 55%.

Via executive order, Petroecuador claimed payment by the consortium of contractors of the balance of surplus profits not yet paid, in respect of which Repsol YPF Ecuador filed for an injunction in the aforementioned arbitration proceedings brought before the ICSID in a pre-emptive move. On March 12, 2009 Repsol YPF Ecuador S.A. executed an installment payment agreement with Petroecuador covering the amounts subject to the claim, under which two payments have already been made.

On March 12, 2009, Repsol YPF Ecuador S.A. (Ecuador Branch), as operator of Block 16, signed a modified Participation Agreement which extends the concession to operate Block 16 from January 31, 2012 to December 31, 2018, although the Participation Agreement will be terminated early if a Services Agreement to replace this Participation Agreement is not negotiated and executed within a period of one year (this deadline can be extended by mutual agreement). During this transition period, the Government of Ecuador will reduce the tax on extraordinary profits from 99% to 70%.

At the end of 2009, the aforementioned transition period was extended by an additional year, to March 12, 2011 (a deadline which can also be extended by mutual agreement).

New Constitution in Ecuador

On October 20, 2008 the new Constitution of Ecuador was published in the Official State Gazette, which makes certain amendments to hydrocarbons regulations. In accordance with article 408 of the new Constitution, the state is entitled to retain a portion of the profits deriving from the sale of the nation’s oil and gas resources in an amount that shall not be less than the earnings retained by the producer. A similar provision had already been written into the operating licenses but had never been incorporated into a constitution. As a result of the new Constitution, new hydrocarbons regulations are currently being drafted.

Other countries

Repsol YPF’s operations are subject to an extensive variety of legislation and regulatory frameworks in the other countries in which it operates. All aspects of the activities performed, including, inter alia, land occupancy, production rates, royalties, price-setting, environmental protection, export rates, exchange rates, etc., are covered by such legislation and regulatory frameworks. The terms of the concessions, licenses, permits and agreements governing the Group’s interests vary from one country to another. These concessions, licenses, permits and agreements are generally awarded or jointly carried out with government bodies or state companies and occasionally with private sector organisations.

(3)	BASIS OF PRESENTATION

The accompanying consolidated financial statements are presented in millions of euros and were prepared from the accounting records of Repsol YPF, S.A. and of its investees. The consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as approved by the European Union at December 31, 2009. The IFRS approved by the European Union differ in some aspects from the IFRS published by the International Accounting Standards Board (IASB); however these differences do not have a relevant impact on the Group’s consolidated financial statements for the years presented. Accordingly, they present fairly the Group’s consolidated equity and financial position at December 31, 2009, the results of its operations, the changes in consolidated equity and the consolidated cash flows in the year then ended.

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

3.1)	Comparison of information

On July 1, 2008, the Group’s interest in Alberto Pascualini Refap, S.A. (REFAP) was classified as a “Non-current assets held for sale” in accordance with IFRS 5 Non-current assets held for sale and discontinued operations. However, the prevailing unfavourable operating climate affecting its business, together with the widespread financial crisis, has prevented the Group from successfully closing the sale as planned. As a result, in 2009 the Group’s investment in REFAP was once again consolidated in the financial statements using the proportional integration method.

To facilitate comparison between 2009 and 2008, in accordance with prevailing accounting criteria (IAS 31 Interests in joint ventures), the 2008 figures included in the accompanying consolidated financial statements have been duly modified to consolidate this entity using the proportional integration method for the full year. The change in consolidation method for REFAP does not affect years prior to 2008. The changes between the 2008 financial statements included for comparative purposes below and the financial statements approved in 2008 are illustrated in the following tables:

	12/31/2008 as per 2009 consolidated financial statements	Proportional consolidation of REFAP, 2H08	12/31/2008 as per 2008 consolidated financial statements
ASSETS
Intangible assets:	4,283	204	4,079
a) Goodwill	3,055	204	2,851
b) Other Intangible assets	1,228	—	1,228
Property, plant and equipment	26,094	357	25,737
Investment property	31	—	31
Investments accounted for using the equity method	525	—	525
Non-current financial assets	2,465	(1)	2,466
Deferred tax assets	1,530	67	1,463
Other non-current assets	276	—	276

NON-CURRENT ASSETS	35,204	627	34,577

Non-current assets held for sale	163	(1,088)	1,251
Inventories	3,641	57	3,584
Trade and other receivables	6,636	4	6,632
a) Trade receivables	4,228	19	4,209
b) Other receivables	2,164	(16)	2,180
c) Income tax assets	244	1	243
Other current financial assets	498	4	494
Cash and cash equivalents	2,922	31	2,891

CURRENT ASSETS	13,860	(992)	14,852

TOTAL ASSETS	49,064	(365)	49,429

	12/31/2008 as per 2009 consolidated financial statements	Proportional consolidation of REFAP, 2H08	12/31/2008 as per 2008 consolidated financial statements
LIABILITIES AND EQUITY
EQUITY
Equity	21,003	(156)	21,159
Adjustments for changes in value	(1,169)	(110)	(1,059)

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	19,834	(266)	20,100
MINORITY INTERESTS	1,170	—	1,170

TOTAL EQUITY	21,004	(266)	21,270
Grants	108	—	108
Non-current provisions for contingencies and expenses	2,718	8	2,710
Non-current financial liabilities	10,432	117	10,315
a) Bank borrowings, bonds and other securities	10,118	117	10,001
b) Other financial liabilities	314	—	314
Deferred tax liabilities	2,559	5	2,554
Other non-current liabilities	1,451	—	1,451

NON-CURRENT LIABILITIES	17,268	130	17,138
Liabilities related to non-current assets held for sale	12	(589)	601
Current provisions	439	2	437
Current financial liabilities:	1,853	65	1,788
a) Bank borrowing, bonds and other securities	1,807	65	1,742
b) Other financial liabilities	46	—	46
Trade payables and other payables	8,488	293	8,195
a) Trade payables	3,174	296	2,878
b) Other payables	5,024	(3)	5,027
c) Income tax liabilities	290	—	290

CURRENT LIABILITIES	10,792	(229)	11,021

TOTAL EQUITY AND LIABILITIES	49,064	(365)	49,429

	12/31/2008 as per 2009 consolidated financial statements	Proportional consolidation of REFAP, 2H08	12/31/2008 as per 2008 consolidated financial statements
CONSOLIDATED INCOME STATEMENT
Sales	58,475	735	57,740
Other operating income	3,236	1	3,235

OPERATING REVENUE	61,711	736	60,975
Supplies	(41,395)	(534)	(40,861)
Other operating expenses	(15,296)	(265)	(15,031)

OPERATING EXPENSES	(56,691)	(799)	(55,892)
OPERATING INCOME	5,020	(63)	5,083
FINANCIAL RESULT	(544)	(172)	(372)
PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	4,476	(235)	4,711
Income Tax	(1,861)	79	(1,940)
Share of results of companies accounted for using the equity method	66	—	66
Net income for the year from continuing operations	2,681	(156)	2,837

CONSOLIDATED NET INCOME FOR THE YEAR	2,681	(156)	2,837
Net income attributable to minority interests	(126)	—	(126)

NET INCOME ATTRIBUTABLE TO THE PARENT	2,555	(156)	2,711

In addition, the presentation format of the accompanying financial statements has been amended with respect to 2008 as a result of the application of the disclosure requirements established in Revised IAS 1 “Presentation of Financial Statements”. Although these changes are not material, they did entail the incorporation of a Statement of Changes in Equity into the Consolidated Financial Statements.

3.2)	Basis of consolidation

Repsol YPF´s Consolidated Financial Statements include the investments in all their subsidiaries, associates and joint ventures.

All the subsidiaries over which Repsol YPF exercises direct or indirect control were fully consolidated. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. Control is, in general but not exclusively, presumed to exist when the parent owns directly or indirectly more than half of the voting power of the investee.

The share of the minority interests in the equity and profit of the Repsol YPF Group’s consolidated subsidiaries is detailed under the headings “Minority interests”, within the Equity category, in the Consolidated Balance Sheets and “Net income Attributable to Minority Interests” in the Consolidated Income Statements, respectively.

Joint ventures are proportionately consolidated and, accordingly, the consolidated financial statements include the assets, liabilities, expenses and income of these companies only in proportion to Repsol YPF Group’s ownership interest in their capital. Joint ventures are those over which there is shared control and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

The assets, liabilities, income and expenses corresponding to the joint ventures are presented in the consolidated balance sheet and consolidated income statement in accordance with their specific nature.

Associates are accounted for using the equity method. These are companies over which the investor has significant influence but does not exercise effective or joint control. Significant influence is the power to affect financial and operating decisions of a company and is presumed to exist when the investor holds an interest of 20% or more. The equity method involves recognizing under “Investments accounted for using the equity method” in the Consolidated Balance Sheets, the net assets and goodwill, if applicable, of these companies only in proportion to the ownership interest in their capital. The net profit or loss obtained each year through these companies is reflected, only in proportion to the ownership interest in their capital, in the Consolidated Income Statements as “Share of results of companies accounted for using the equity method”.

Losses incurred by an associate attributable to the investor that exceed the latter’s interest in the associate are not recognised, unless the Group is obliged to cover them.

Appendix I contains a list of the consolidated subsidiaries, associates and joint ventures in which Repsol YPF, S.A. has direct and indirect ownership interests, which were included in the scope of consolidation.

The balances, transactions and profits between the fully consolidated companies were eliminated on consolidation. All balances, transactions and profits derived from transactions between the proportionately consolidated companies and other Group companies were eliminated in the proportion of its effective integration. The profit or loss on transactions between Group companies and associates was eliminated in proportion to the Group’s percentage of ownership of these companies.

The accounting policies and procedures used by the Group companies were standardised with those of the parent for the purpose of presenting the consolidated financial statements using uniform measurement bases.

The financial statements of the investees whose functional currency differs from the presentation currency (see Note 4.3) are translated as follows:

-	The assets and liabilities in each of the balance sheets presented are translated at the exchange rates prevailing on the balance sheet date.

-	Income and expense items in each of the income statements are translated at the average exchange rates of the period.

-	Any exchange differences arising as a result of the foregoing are recognised as a separate component of “Adjustments for changes in value” of equity called “Translation Differences”.

On disposal of a company whose functional currency is not the euro, the exchange differences posted as a component of equity relating to that company are recognised in the income statement on the same date as that on which the gain or loss on disposal is recognised.

The exchange rates against the euro of the main currencies used by the Group companies at December 31, 2009, 2008 and 2007 were as follows:

	December 31, 2009		December 31, 2008		December 31, 2007
	Year-End Rate	Cumulative Average Rate	Year-End Rate	Cumulative Average Rate	Year-End Rate	Cumulative Average Rate
Dollar	1.44	1.39	1.39	1.47	1.47	1.37
Argentine Peso	5.45	5.18	4.78	4.62	4.61	4.24
Brazilian Real	2.51	2.77	3.25	2.68	2.61	2.66

3.3)	Changes in the scope of consolidation

Appendix I includes the main changes in 2009 and 2008.

(4)	ACCOUNTING POLICIES

The principal accounting policies used by Repsol YPF in preparing the consolidated financial statements, are as follows:

4.1)	Current/Non-current classification

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

Foreign currency

Transactions in currencies other than the functional currency of an entity are deemed to be “foreign currency transactions” and are translated to the functional currency by applying the exchange rates prevailing at the date of the transaction. At each year end, the foreign currency monetary items on the balance sheet are measured at the exchange rate prevailing at that date and the exchange rate differences arising from such measurement are recorded as “Financial result” in the consolidated income statement in the year incurred. This does not apply to the accounting treatment of monetary items that qualify as hedging instruments (see Note 4.22).

4.4)	Goodwill

Goodwill represents the excess of the cost of a business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities that meet the pertinent recognition criteria at the date of acquisition.

In the event of a shortfall, the value of the assets, liabilities and contingent liabilities acquired must be re-assessed. If after this re-assessment the shortfall continues to exist, it is recognised as income under “Other Operating Income” in the consolidated income statement.

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

b)	Research and development expenses

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

These allowances are not amortised as their carrying amount equals their residual value and, therefore, the depreciable basis is zero, as their value is constant until delivery to the authorities; the allowances may be sold anytime. Emission allowances are subject to an annual impairment test (see Note 4.9). The fair value of the emission allowances is measured based on the average market price on European Union Allowances Exchange for the last trading session of the year provided by the ECX-European Climate Exchange.

As the emissions are released into the atmosphere, the Group records an expense on the heading “Other operating expenses” in the consolidated income statement acknowledging a provision whose amount is based on the CO2 tons emitted, measured, (i) at its book value, or (ii) by the quotation price at the closing in the case Repsol YPF does not have enough emission allowances available for the period.

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

The concessions of electricity for distribution and transmission in Spain, acquired as a result of the acquisition of Unión Fenosa by Gas Natural, are not encumbered by law or any other means. As a result, based on their classification as intangible assets with an indefinite useful life, they are not amortised, although they are tested for impairment annually.

4.6)	Property, plant and equipment

The Repsol YPF Group uses the cost model by which items of property, plant and equipment are measured initially at their acquisition cost.

a)	Cost

The cost of property, plant and equipment items includes their acquisition cost, all the costs directly related to the location of assets, making them operational and the present value of the expected disbursements necessary for any costs of dismantling and removing the item or restoring the site on which it is located, when such obligations are incurred under certain conditions. Subsequent changes to the estimates of the liabilities due to dismantling costs and related liabilities arising as a result of changes in the estimated cash flows or in the discount rate are added or deducted from the cost of the corresponding asset during the period in which they occur, except where the writedown of liabilities exceeds the carrying amount of the corresponding assets, in which case the difference is recognised in the consolidated income statement.

Borrowing costs that are directly attributable to the acquisition or construction of assets that require more than one year to be ready for use are capitalised as part of the cost of these assets and in accordance with established limits.

Personnel expenses and other operating expenses directly attributable to the construction of the asset are also capitalised.

The costs of expansion, modernisation or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalised, as long as the general capitalisation criteria are met.

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

Property, plant and equipment, other than those relating to oil and gas exploration and production activities (see Note 4.6.c), are depreciated using the straight-line method on the basis of the acquisition cost of the assets less their estimated residual value, over the years of estimated useful life of the assets, the detail being as follows:

Years of Estimated Useful Life

Buildings and other structures	20-50
Machinery and fixtures:
Machinery, fixtures and tools(1)	8-40
Furniture	9-15
Refineries in service:
Units	8-15
Storage tanks	20-30
Pipelines and networks	12-18
Gas infrastructure and distribution facilities	20-40

Transport equipment	5-25

(1)	In addition, the Group holds an indirect interest, via Gas Natural, in hydro-powered generation assets whose depreciation period can be as high as 100 years, where not held under concession, depending on their estimated useful lives.

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

c)	Recognition of oil and gas exploration and production transactions

Repsol YPF recognises oil and gas exploration and production transactions using the “successful-efforts” method, whereby the accounting treatment of the various costs incurred is as follows:

i.	The costs incurred in the acquisition of new interests in areas with proved and unproved reserves (including bonds, legal costs, etc.) are capitalised as incurred under “Investments in areas with reserves” associated with proved reserves or unproved reserves, as appropriate.

ii.	The costs of acquiring interests on exploration permits for a given period of time are capitalised at their purchase price and recorded in the heading “Other exploration costs”. If reserves are not found, the amounts previously capitalised are recognised as an expense in the consolidated income statement. If the exploration work yields positive results, giving rise to commercially exploitable wells, the costs are reclassified to “Investments in areas with reserves” at their carrying amount when the wells are determined to be commercially exploitable. Wells are classified as “commercially exploitable” only if they are expected to generate a volume of reserves that justifies their commercial development on the basis of the conditions prevailing when the costs are recognised (e.g. prices, costs, production techniques, regulatory framework, etc.).

iii.	Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to the exploration activity), excluding exploratory drilling expenditures, are charged to income as incurred.

iv.	Exploratory drilling costs, including those relating to stratigraphic exploration wells, are recognised as assets under the heading “Other exploration costs” until it is determined whether proved reserves justifying their commercial development have been found. If no proved reserves are found, the capitalised drilling costs are charged to income. However, if as a result of exploratory drilling, including stratigraphic exploratory wells, reserves are found that cannot be classified as proved, their recognition depends on the following:

-	If the area requires additional investments before production can commence, the drilling costs remain capitalised only during the period in which the following conditions are met: (i) the amount of proved reserves found justifies the completion of a productive well if the required investment is made; and (ii) the drilling of additional exploratory or stratigraphic wells is underway or planned for the near future. If either of the aforementioned conditions is not met, the drilling costs or the cost of the stratigraphic wells are charged to income.

-	In all other circumstances, the existence of reserves that can be classified as proved have to be determined within one year from the completion of the prospection work. Otherwise, the related drilling costs are charged to income.

Drilling costs that have given rise to a positive discovery of commercially exploitable reserves are reclassified to “Investments in areas with reserves”.

v.	Development expenditure incurred in lifting proved reserves and in processing and storing oil and gas (including costs incurred in drilling relating to productive wells and dry wells under development, oil rigs, recovery improvement systems, etc.) are recognised as assets under “Investments in areas with reserves”.

vi.	Future field abandonment and dismantling costs (environmental, safety, etc.) are estimated, on a field-by-field basis, and are capitalised at their present value when they are initially recognised under “Investments in areas with reserves” in the consolidated balance sheet, within “Non-Current Provisions”.

The investments capitalised as described above are depreciated as follows:

i.	Investments in the acquisition of proved reserves are depreciated over the estimated commercial life of the field on the basis of the production for the period as a proportion of the proved reserves of the field at the beginning of the depreciation period.

ii.	Investments relating to unproved reserves or fields under evaluation are not depreciated. These investments reserves are assessed at least once a year or, in any case, whenever there is any indication of impairment and, in the event of impairment, the related loss is recognised with a charge to the consolidated income statement for the year.

iii.	Cost incurred in drilling work and subsequent investments to develop and lift oil and gas reserves are depreciated over the estimated commercial life of the field on the basis of the production for the period as a proportion of the proved reserves of the field at the beginning of the depreciation period.

The changes in estimated reserves are considered on a prospective basis in calculating depreciation.

At each balance sheet date or whenever there are indications that the assets might have become impaired, their recoverable amount (see Note 4.9) is compared to their carrying amount. Any impairment loss or reversal arising as a result of this comparison is recognised under “Impairment losses and losses on disposal of non-current assets” or, if applicable, “Income from reversal of impairment losses and gains on disposal of non-current assets” on the consolidated income statement (see Notes 4.9, 8, 10 and 26).

d)	Environmental property, plant and equipment

Property, plant and equipment of an environmental nature, the purpose of which is to minimise environmental impact and to protect and improve the environment, are identified on the basis of the nature of the business activities carried on by the Group, based on the Group’s technical criteria, which are based on the guidelines relating to these matters issued by the American Petroleum Institute (API).

Environmental property, plant and equipment and the related accumulated depreciation are recognised in the consolidated balance sheet together with other property, plant and equipment, classified by their nature for accounting purposes.

Their cost, depreciation methods and the valuation adjustments to be performed are determined in accordance with the rules relating to these non-current asset items, as explained in Notes 4.6.a to 4.6.c.

4.7)	Investment property

Investment properties are those assets (buildings, land) held either to earn rentals from their leasing, or for capital appreciation. These assets are not used in the Group’s business activities and are not for its own use. Repsol YPF recognises investment property using the cost model, applying the same policies as those for items of property, plant and equipment (see Note 4.6.a-b).

4.8)	Non-current assets held for sale and discontinued operations

The Group classifies a non-current asset (or group of assets) as held for sale if the carrying amount of the asset(s) and associated liabilities will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. The sale should be expected to be completed within one year from the date of classification.

These assets or group of assets are presented at the lower of carrying amount and fair value less costs to sell and are not depreciated as long as they are classified as held for sale or form part of a group of assets classified as held for sale.

In addition, the Group classifies as discontinued operations any component (a cash-generating unit or a group of cash-generating units) that represents a separate major line of business or geographical area of operations, or has been sold or disposed of by other means, or that qualifies for classification as held for sale.

Non-current assets held for sale are presented in the consolidated balance sheet separately from other assets under the heading “Non-current assets held for sale”, while the liabilities associated with assets qualifying for this classification are presented under “Liabilities related to non-current assets held for sale”. The after-tax profits or losses generated by discontinued operations are presented in a single heading “Net income for the year from discontinued operations”.

4.9)	Impairment of property, plant and equipment, intangible assets and goodwill

In order to ascertain whether its assets have become impaired, the Group compares their carrying amount with their recoverable amount at the balance sheet date (see Note 4.23), or more frequently if there are indications that the assets might have become impaired. For that purpose, assets are grouped into cash-generating units (CGUs), to the extent such assets, when individually considered, cannot generate cash inflows that are independent of the cash inflows from other assets or CGUs.

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

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount, and an impairment loss is recognised as an expense under “Impairment losses recognised and losses on disposal of non-current assets” in the consolidated income statement.

An impairment loss is recognised, first applied, as a reduction of the carrying amount of related goodwill allocated to the cash-generating unit. Any impairment losses in excess of the carrying amount of goodwill is then allocated to the assets comprising the CGU on a pro-rata basis of their carrying amount.

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

In the event of a reversal the carrying amount of the asset (or the cash-generating unit) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognised for the asset (or the cash-generating unit) in prior years. A reversal of an impairment loss is recognised under “Income from reversal of impairment losses and gains on disposal of non-current assets” in the consolidated income statement. An impairment loss recognised for goodwill can not be reversed in subsequent periods.

4.10)	Current and non-current financial assets

The Group classifies its investments when they are initially recognised and reviews their classification at each balance sheet date. The assets are classified on the basis of the purpose for which they were acquired.

This category has, in turn, the following sub-categories:

a)	Financial assets at fair value with changes through profit or loss

a.1)	Financial assets held for trading: this category comprises derivatives not designated as hedging instruments.

a.2)	Other financial assets at fair value with changes in profit and loss: this category comprises those financial assets acquired for trading or sale in the short-term which are not derivatives.

b)	Financial assets available for sale

Financial assets available for sale are financial assets that have either been designated as available for sale or have not been classified in any other financial asset category.

c)	Loans and receivables

There are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group delivers goods or provides services or financing to a third party and are assets which it does not intend to sell immediately or in the near term.

d)	Held to maturity investments

Held to maturity investments are financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold from the date of purchase to the date of maturity.

A financial asset is initially recognised at fair value (see Note 4.22). Transaction costs that are directly attributable to the acquisition or issuance of a financial asset are capitalised upon initial recognition of the asset, except in relation to assets designated as financial assets at fair value through profit or loss.

Subsequent to initial recognition, all financial assets, except for “Loans and receivables”, the “Held to maturity investments” and certain investments in company shares will be measured at fair value.

In the case of “Other financial assets at fair value with changes in profit and loss”, gains and losses from changes in fair value are recognised in the net profit or loss for the year. In the case of “Financial assets available for sale”, the gains and losses from changes in fair value are recognised directly in equity until the asset is disposed of or it is determined that it has become impaired, at which time the cumulative gains or losses previously recognised in equity are recognised in the profit or loss for the year.

“Loans and receivables” and “Held to maturity investments” are measured at amortised cost, and the accrued interest income is recognised in profit or loss using the effective interest rate method. Investments in shares of companies that are not listed on an active market and whose fair value cannot be measured reliably are measured at cost.

An impairment loss on financial assets at amortised cost is recognised when there is objective evidence that the Group will not be capable of collecting all the related amounts under the original terms of the accounts receivable.

The amount of the impairment loss is recognised in the consolidated income statement as the difference between the carrying amount and the present value of the future cash flows discounted at the effective interest rate. The carrying amount of the asset is reduced through a correction account.

If, in subsequent periods, the value of the financial asset is recovered, the previously recognised impairment loss shall be reversed. The reversal shall not exceed the carrying amount the financial asset prior to the initial recognition of the impairment loss. The amount of the reversal shall be recognised in the income statement for the period.

Finally, an account receivable is considered uncollectible when situations similar to the following occur: dissolution of a company, lack of assets with which to settle the debts or a legal ruling.

Financial assets are initially recognised at face value whenever the effect of not discounting the related cash flows is not significant. Subsequent measurement of these assets is also done at face value.

The Group derecognises financial assets when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition.

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

The Group assesses the net realisable value of the inventories at the end of each period and recognises in income the appropriate valuation adjustment if the inventories are overstated. When the circumstances that previously caused the impairment no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances, the amount of the write-down is reversed.

Net realisable value is the estimated selling price at year end less the estimated costs of completion and costs to be incurred in marketing, selling and distribution.

In the case of commodities and similar products, it is not necessary to write down their carrying amount below cost so long as management expects that the finished products in which they are to be incorporated will be sold above cost.

Commodities inventories acquired for trading are measured at fair value less costs to sell and changes in fair value are recognised in income. These transactions do not represent a significant volume of the Group’s inventories (see Note 14).

4.12)	Cash and cash equivalents

Repsol YPF classifies under “Cash and cash equivalents” liquid financial assets, deposits or financial assets that can be converted into a known amount of cash within three months and that are subject to an insignificant risk of changes in value.

4.13)	Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period taking into account, where appropriate, any treasury shares held by the Group (see Notes 15.1 and 15.4).

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

Preference shares, the terms and conditions of which are detailed in Note 17 correspond to this liability category. They are initially recognised at fair value net of issuing costs and are subsequently measured at amortised cost, unless they form part of a hedging transaction in which case the criteria set forth in Note 4.22 applies.

Trade payables and other payables are financial liabilities which do not bear explicit interest and which, are recognised at face value, when the effect of not discounting them is not material.

The Group derecognises financial liabilities when the obligations are cancelled or expire.

4.15)	Provisions

In accordance with prevailing accounting standards, the Group makes a distinction between:

a)	Provisions: present obligations, either legal or assumed by the Group, arising from past events, the settlement of which is expected to give rise to an outflow of resources the amount and timing of which are uncertain; and

b)	Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits.

These provisions are recognised when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be reliably estimated and it is probable that the commitment will have to be settled.

When a contract qualifies as onerous, the related present liabilities are recognised in the consolidated financial statements as provisions.

Contingent liabilities are not recognised in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 35).

4.16)	Pensions and other similar obligations

a)	Defined contribution plans

Repsol YPF has recognised defined contribution pension plans for certain employee groups; directly or indirectly through Group subsidiary YPF and Gas Natural (see Note 21).

The annual cost of these plans is recognised under “Personnel expenses” in the consolidated income statement.

b)	Defined benefit plans

Repsol YPF’s defined benefit plans are mostly held through Gas Natural. The benefits to which the employees are entitled at the date of their retirement are recognised in the income statement as follows:

i.	The current service cost (the increase in the present value of the defined benefit obligation resulting from employee service in the current period), under “Personnel expenses”.

ii.	The interest cost (the increase during a period in the present value of a defined benefit obligation which arises because the benefits are one period closer to settlement), under “Financial costs”.

iii.	The return on plan assets and changes in the value thereof, less any costs of administering the plan and less any tax payable by the plan itself, under “Financial costs”.

The liability recognised with respect to defined contribution pension plans is the present value of the obligation at the balance sheet date less the fair value of plan assets, net of adjustments for past service costs. The obligation under defined benefit plans is calculated annually by independent actuaries in accordance with the projected credit unit method.

Any actuarial gains or losses arising as a result of changes in the actuarial assumptions used are recognised directly in equity under the heading “Reserves”.

4.17)	Grants

a)	Grants related to assets

These are grants related to non-current assets and are measured at the amount granted, or nominal value, or the fair value of the assets received, if they have been transferred for no consideration. They are classified as deferred income when it is certain that they will be received.

These grants are a recognised to income on straight line basis over the useful life of the assets whose costs they are financing. The financial statements of Repsol YPF present the assets and the grants received separately.

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

When the consolidated companies act as the lessee in finance leases, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognise a financial liability for the same amount, which will be the lower of the fair value of the leased or the fair value of non-contingent amounts and not related to the provision of services payable to the lessor including, where appropriate, the price of exercising the purchase option, when the exercise thereof is expected with certainty at the beginning of the lease. These assets are depreciated according to criteria applied to the items of property, plant and equipment that are owned or are depreciated over the lease term, whichever is shorter, provided there is no reasonable certainty that the lessee shall be granted the ownership at the end of the term of the lease date.

The finance cost derived from the unwinding of the financial liability is allocated to the periods during the lease term through use of a constant interest rate on the remaining financial liability. The resulting finance expense is charged to “Financial result” in the consolidated income statement.

b)	Operating leases

Leases in which the ownership of the leased asset and substantially all the risks and rewards incidental to ownership of the leased assets remain with the lessor are classified as operating leases.

Lease costs are recognised under “Other operating expense”, respectively, in the consolidated income statement as incurred.

When the Group acts as lessor, the resulting income is recognised under “Other operating income” in the consolidated income statement, as accrued.

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

Deferred tax assets recognised for temporary differences and other deferred tax assets (tax losses and tax deductions carry forwards) are recognised when it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deferred tax asset can be utilised. Additionally, deferred tax assets recognised for temporary differences can only be recorded to the extent that they will reverse in the near future.

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

In order to minimise transport costs and optimise the Group’s logistics chain, Repsol YPF carries out oil product swap transactions with other companies in different geographical locations. The related agreements include clauses to adjust through an amount of economic consideration the value of the products swapped on the basis of the technical specifications thereof and the delivery and receiving points for the goods. These transactions are not recognised in the income statement as separate purchases and sales. Similarly, the Group does not recognise as period sales transactions in which as a result of the clauses in the agreements signed the risks incidental to ownership are not effectively transferred to the buyer.

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

As a result of the legislation on oil and gas retailing in force in the countries in which the Group operates, Repsol YPF reflects as both revenue and expenses the excise and analogous duties levied specifically on consumption related to the production and/or sale of oil and gas products.

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

The Group arranges derivatives to hedge its exposure to financial and commercial risks due to interest rate and exchange rate fluctuations and to changes in the prices of certain commodities. All financial derivative instruments are initially recognised at fair value at the contract date and are subsequently measured at fair value. The derivatives are recognised as an asset when their fair value is positive and as a liability when it is negative. The differences in fair value are recognised in the income statement, except for specific hedge accounting treatment, where applicable.

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

In the absence of quotation market prices for financial derivative instruments contracted, their fair value is estimated discounting the associated future cash flows according to the interest, exchange rates, credit differentials, volatility, and forward price trends in force on the close of the balance sheet. This assessment method has been applied to the following instruments:

-	Mixed currency and interest swaps

-	Interest rate swaps

-	Forward exchange rate contracts

-	Swaps on crude oil prices and products

-	Interest rate options

Although the Group applies common assessment market techniques, some changes in the measurement models or in the hypotheses applied therein could lead to different assessments of said instruments than these recognised in the balance sheet, income statement and/or equity.

The fair values of the derivative instruments used as hedge instruments are included in Note 19.

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

c)	Hedges of net investment

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

Long-term sale and purchase commitments of gas and crude oil are analysed with the aim to determine whether these are in line with the provisions or marketing needs of the normal activity of the Group or whether, on the contrary, these are derivatives and should be recognised in accordance with the criteria set forth in IAS 39.

4.23)	Methodology for estimating recoverable amount

The recoverable amount of assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average cost of capital.

In the assessment of the value in use, cash flow forecasts based on the best income and expense estimates available of the CGUs using sector forecasts, past results and future expectations of business evolution and market development are utilized. Among the most sensitive aspects included in the forecasts used in all the CGUs, the purchase and sale prices of hydrocarbons, inflation, employee costs and investments are highlighted.

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the operating permits, commitments or contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, on the basis of the type of each one of the exploration and production assets.

The reference prices considered are based on a combination of market prices available in the financial community.

The cash flows of the refining and marketing businesses are estimated on the basis of the projected sales trends, unit contribution margins, fixed costs and investment or divestment flows, in line with the expectations considered in the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered. The cash flows projection period is generally a five-year period, extrapolating the flows of the fifth year for subsequent years without applying any growth rate.

These estimated net future cash flows are discounted to their present value using a specific cost of capital for each asset based on the currency in which its cash flows are denominated and the risks associated with the cash flows, including country risk. The rates used in the years 2009 and 2008 for the different businesses are in the following ranges:

	2009	2008
E&P	7.8% - 18.6%	7.8% - 19.3%
R&M	4.9% - 15.0%	5.8% - 16.6%

4.24)	New standards issued

A) Below is a list of the standards, interpretations and related amendments that are affective and in forced and applicable to the Group’s consolidated financial statements for 2009, in accordance with International Financial Reporting Standards endorsed by the European Union:

- IFRS 8 Operating segments

- IFRIC 13 Customer loyalty programmes

- IFRIC 15 Agreements for the construction of real estate

- IFRIC 16 Hedges of a net investment in a foreign operation

- IFRIC 18 Transfers of assets from customers

- Revised IAS 1 Presentation of financial statements

- Amendments to IFRS 7 Financial instruments: Disclosures

- Revised IAS 23 Borrowing costs

- Amendment to IFRS 2 Vesting conditions and cancellations

- Amendment to IAS 32 and IAS 1 Puttable financial instruments and obligations arising on liquidation

- Amendment to IFRS 1 and IAS 27 – Cost of an investment in a subsidiary, joint venture or associate

- Amendments to IFRIC 9 and IAS 39 Embedded derivatives

- Improvements to IFRS: Annual improvements to IFRS 2006-2008 (1)

(1)	Amended IFRS 5 is applicable prospectively to annual periods starting on or after July 1, 2009.

The application of the above listed standards, interpretations and amendments has not had a significant impact on the Group’s consolidated 2009 financial statements, with the exception of the additional disclosure required under IFRS 8 (Operating segments) and the amendments to IFRS 7 (Enhanced disclosure requirements for financial assets). In addition the configuration and presentation of the Group’s statement of changes in equity has been modified as a result of the application of revised IAS 1, Presentation of financial instruments.

B) At the date of preparation of these financial statements, the standards, interpretations and related amendments published by the IASB and endorsed by the European Union that are not yet in force, either because their effective date is subsequent to the date of these financial statements, or the Group has opted against early adoption, are the following:

Mandatory application in 2010:

- Revised IFRS 3 Business combinations

- IFRIC 12 Service concession arrangements

- IFRIC 17 Distributions of non-cash assets to owners

- Amendment of IAS 27 Consolidated and separate financial statements

- Amendment of IAS 39 Eligible hedged items

- Revised IFRS 1 First-time adoption of IFRS

Mandatory application in 2011:

- Amendments to IAS 32 Classification of rights issues

At the date of preparation of these financial statements, management is evaluating the impact that the above listed standards, interpretations and related amendments will have on the Group’s consolidated financial statements.

C) At the date of preparation of these financial statements, the standards, interpretations and related amendments that have been published by the IASB but not yet endorsed by the European Union are the following:

- Amendments to IFRS 1 Additional exemptions for first-time adopters

- Amendments to IFRS 2 Group cash-settled share-based payment transactions

- Annual improvements to IFRS 2007-2009

- Amendments to IFRS 1 Additional exemptions for first-time adopters

- Amendments to IAS 24 Related party disclosures

- IFRIC 19 Extinguishing financial liabilities with equity instruments

- Amendments to IFRIC 14 Prepayments of a minimum funding requirement

- IFRS 9 Financial instruments(1)

(1)	This constitutes phase one of the three-phase project for the overhaul of the prevailing IAS 39: Financial instruments: recognition and measurement.

(5)	ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with generally accepted accounting principles makes it necessary to make assumptions and estimates that affect the amounts of the assets and liabilities recognised, the presentation of contingent assets and liabilities at year end and the income and expenses recognised during the year. The actual results could differ depending on the estimates made.

The accounting policies and areas which require the highest degree of judgment and estimates in the preparation of the consolidated financial statements are: (i) crude oil and natural gas reserves; (ii) provisions for litigation and other contingencies; (iii) the calculation of income tax and deferred tax assets; (iv) impairment test of assets (see Note 4.9); and (v) derivative financial instruments (see Note 4.22).

Crude oil and gas reserves

Estimating crude oil and gas reserves form an integral part of the Company’s decision making process. The volume of crude oil and gas reserves is used to calculate the depreciation using production unit ratios and to assess the recoverability of the investments in exploration and production assets (see Notes 8 and 10).

Repsol YPF prepares its estimates and assumptions in relation to crude oil and gas reserves taking into account the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission (SEC). The SEC approved amendments to its reporting requirements applicable to oil and gas exploration and production companies, which became effective on January 1, 2010 and apply to annual reports for years ended December 31, 2009 and beyond. The application of these amendments has not had a significant impact on the Group’s reserve volumes.

Provisions for litigation and other contingencies

The final cost of settling claims, grievances and lawsuits could vary due to estimates based on differing interpretations of the rules, opinions and final assessments of the amount of the damages. Therefore, any change in circumstances relating to contingencies of this nature could have a material effect on the amount of the provision for contingencies recognised.

Repsol YPF makes judgments and estimates in recording costs and establishing provisions for environmental clean-up and remediation costs which are based on current information regarding costs and expected plans for remediation. For environmental provisions, costs can differ from estimates because of changes in laws and regulations, discovery and analysis of site conditions and changes in clean-up technology. Therefore, any change in the factors or circumstances related to provisions of this nature, as well as changes in laws and regulations could, as a consequence, have a significant effect on the provisions recognised for these costs (see Note 35).

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

(6)	GOODWILL

The detail, by company, of the goodwill at December 31, 2009 and 2008, is as follows:

	Millions of euros
	2009	2008
YPF, S.A.	1,671	1,730
Gas Natural SDG, S.A.(1)	2,022	321
Refap, S.A.	264	204
Repsol Portuguesa, S.A.	154	154
Repsol Gas Portugal, S.A.	118	118
EESS de Repsol Comercial P.P.	96	96
Empresas Lipigas, S.A.	80	66
Grupo Italia Gas Natural	43	44
Buenergía Gas & Power, Ltd.	35	38
Grupo Dersa	30	29
Repsol Italia	28	28
Grupo Generación México	—	27
Other companies	192	200

Balance at end of the year	4,733	3,055

(1)	Includes € 1,679 million corresponding to the goodwill generated by the Unión Fenosa business combination completed by Gas Natural (see Note 30).

The changes in 2009 and 2008 in this line item in the accompanying consolidated balance sheet were as follows:

	Millions of euros
	2009	2008
Balance at beginning of year	3,055	3,308
Additions	1,788	—
Change in the scope of consolidation	(49)	(2)
Divestments	—	(292)
Translation differences	10	40
Write-downs	(16)	—
Reclasifications and other changes	(55)	1

Balance at end of year	4,733	3,055

The most significant amount included under the heading “Additions” corresponds to the acquisition of Unión Fenosa by Gas Natural, which generated goodwill amounting to € 1,745 million (representing the Group’s pro rata share corresponding to its shareholding in Gas Natural).

The divestment recorded in 2008 corresponded to the goodwill derecognised due to the sale of the 15% share in YPF (see Note 30).

The detail of the gross goodwill and accumulated impairment losses at December 31, 2009 and 2008 is as follows:

	Millions of euros
	2009	2008
Gross goodwill	4,749	3,055
Accumulated impairment losses	(16)	—

Net goodwill	4,733	3,055

Testing goodwill for impairment

The detail, of goodwill at December 31, 2009 and 2008 by operating segment is as follows:

	Millions of euros
	2009	2008
Upstream	78	86
Downstream	828	754
YPF	1,671	1,730
Upstream	1,141	1,181
Downstream	530	549
Gas Natural	2,156	485

TOTAL	4,733	3,055

Repsol YPF considers that, based on current knowledge, the reasonably possible changes in key assumptions for determining fair value, on which the determination of the recoverable amounts was based, will not cause the carrying amounts of the cash-generating units to exceed the recoverable amounts at December 31, 2009 and 2008.

(7)	OTHER INTANGIBLE ASSETS

The detail of the intangible assets and the related accumulated depreciation at December 31, 2009 and 2008, and of the changes therein is as follows:

	Millions of euros
	Leasehold Assignment, Surface and Usufruct Rights	Emission Allowances	Flagging Costs	Exclusive Supply Contracts	Computer software	Other Intangible Assets	Total
COST
Balance at January 1, 2008	671	67	231	165	330	598	2,062
Additions(1)	3	44	7	18	80	18	170
Disposals and derecognitions	(12)	(18)	(18)	(1)	(12)	(16)	(77)
Translation differences	14	—	2	—	(1)	(21)	(6)
Change in the scope of consolidation	—	—	(11)	—	(12)	—	(23)
Reclassifications and other changes(2)	—	222	(1)	(4)	17	7	241

Balance at December 31, 2008	676	315	210	178	402	586	2,367

Additions(1)	3	13	11	12	48	15	102
Disposals and derecognitions	(20)	(48)	(33)	(1)	(3)	(6)	(111)
Translation differences	(8)	—	(1)	—	—	26	17
Change in the scope of consolidation(3)	(5)	67	—	—	21	937	1,020
Reclassifications and other changes(2)	(7)	(89)	21	(12)	(5)	(16)	(108)

Balance at December 31, 2009	639	258	208	177	463	1,542	3,287

ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES
Balance at January 1, 2008	(237)	(64)	(170)	(133)	(212)	(228)	(1,043)
Depreciation charge for the year	(27)	—	(15)	(6)	(42)	(27)	(117)
Disposals and derecognitions	8	—	16	1	11	17	53
Impairment losses (recognised) / reversed	—	(86)	—	—	—	—	(86)
Translation differences	(6)	—	(1)	—	1	2	(4)
Change in the scope of consolidation	—	—	7	—	3	8	18
Reclassifications and other changes(2)	9	64	1	—	(2)	(32)	40

Balance at December 31, 2008	(253)	(86)	(162)	(138)	(241)	(260)	(1,139)
Depreciation charge for the year	(24)	—	(23)	(6)	(61)	(39)	(153)
Disposals and derecognitions	7	14	26	—	2	1	50
Impairment losses (recognised) / reversed	—	(50)	—	—	—	—	(50)
Translation differences	4	—	1	—	—	(5)	—
Change in the scope of consolidation	(7)	(4)	—	—	3	1	(7)
Reclassifications and other changes(2)	1	81	4	—	—	12	97

Balance at December 31, 2009	(272)	(45)	(154)	(144)	(297)	(290)	(1,202)

Carrying amount at December 31, 2008	423	229	48	40	161	326	1,228

Carrying amount at December 31, 2009	367	213	54	33	166	1,252	2,085

(1)	Investments in 2009 and 2008 are from the direct acquisition of assets totaling of € 102 million and € 170 million, respectively.

(2)

In 2009, “Emission allowances” includes € 246 million corresponding to the carbon emission allowances freely assigned in 2009 under the national allocation plan and the derecognition of the liability corresponding to 2008 in the amount of € 214 million. In 2008, the heading “Emission allowances” includes € 278 million from the rights of emissions of CO2 freely assigned for 2008 for no consideration pursuant to the national assignment plan and the derecognition of the corresponding emission allowances for 2007 by € 3 million (see Note 36).

(3)	See Note 30.

As of December 31, 2009 the Group had € 205 million of indefinite-life intangible assets corresponding to electricity distribution concessions in Spain held through the Gas Natural Group. At year end 2008 Repsol YPF had no intangible assets with indefinite useful lives.

The research and development expense recognised in the consolidated income statement has amounted in 2009, 2008 and 2007 to € 75 million, € 83 million and € 77 million, respectively.

The leasehold assignment surface and usufruct, the reflagging costs and image rights, the exclusive supply contracts and the administrative concessions are legal rights whose ownership is conditioned by the term of the originating contract as described in paragraph 4.5 of Note 4.

(8)	PROPERTY, PLANT AND EQUIPMENT

The detail of “Property, plant and equipment” and of the related accumulated depreciation and accumulated impairment losses at December 31, 2009 and 2008, and of the changes therein is as follows:

	Millions of euros
	Land, buildings and other structures	Machinery and plant	Investments in areas with reserves	Other exploration costs	Transport equipment	Other tangible assets	Assets in the course of construction	Total
COST
Balance at January 1, 2008	2,109	18,699	27,131	1,318	1,384	1,511	1,995	54,147
Additions(1)	18	302	1,757	565	7	105	2,001	4,755
Disposals and derecognitions	(12)	(120)	(4)	(88)	(5)	(18)	(10)	(257)
Translation differences	24	39	1,583	68	31	18	44	1,807
Change in the scope of consolidation	(39)	(42)	(292)	(8)	(2)	(18)	(8)	(409)
Reclassifications and other changes(2)	43	584	(563)	(7)	24	61	(638)	(496)

Balance at December 31, 2008	2,143	19,462	29,612	1,848	1,439	1,659	3,384	59,547
Additions(1)	12	261	1,099	583	4	55	2,232	4,246
Disposals and derecognitions	(27)	(372)	(11)	(19)	(8)	(27)	(384)	(848)
Translation differences	(35)	(70)	(1,043)	(72)	(21)	(15)	(5)	(1,261)
Change in the scope of consolidation	107	4,227	326	136	42	31	421	5,290
Reclassifications and other changes(2)	365	1,173	19	4	113	(23)	(1,714)	(63)

Balance at December 31, 2009	2,565	24,681	30,002	2,480	1,569	1,680	3,934	66,911

ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES
Balance at January 1, 2008	(677)	(10,987)	(16,370)	(795)	(542)	(1,100)	—	(30,471)
Depreciation charge for the year	(48)	(916)	(1,644)	(266)	(51)	(73)	—	(2,998)
Disposals and derecognitions	5	107	2	56	4	11	—	185
Impairment losses (recognised) / reversed(3)	3	(5)	51	—	—	—	—	49
Translation differences	(9)	(86)	(965)	(30)	(23)	(8)	—	(1,121)
Change in the scope of consolidation	22	54	150	8	1	23	—	258
Reclassifications and other changes(2)	4	25	626	(3)	(8)	1	—	645

Balance at December 31, 2008	(700)	(11,808)	(18,150)	(1,030)	(619)	(1,146)	—	(33,453)
Depreciation charge for the year	(48)	(1,144)	(1,886)	(249)	(55)	(85)	—	(3,467)
Disposals and derecognitions	22	335	9	11	8	20	—	405
Impairment losses (recognised) / reversed(3)	—	16	150	—	—	—	—	166
Translation differences	8	66	673	28	15	8		798
Change in the scope of consolidation	(8)	29	(203)	(2)	1	1		(182)
Reclassifications and other changes(2)	(2)	645	29	10	—	40	—	722

Balance at December 31, 2009	(728)	(11,861)	(19,378)	(1,232)	(650)	(1,162)	—	(35,011)

Carrying amount at December 31, 2008	1,443	7,654	11,462	818	820	513	3,384	26,094

Carrying amount at December 31, 2009(4)	1,837	12,820	10,624	1,248	919	518	3,934	31,900

(1)	In 2009 the main additions were in Argentina (€ 896 million), the Unites States (€ 265 million), Brazil (€ 211 million), the rest of Latin America (€ 226 million), Libya (€ 136 million), Canada (€ 111 million) and Spain (€ 2,162 million). In 2008 the main additions were in Argentina (€ 1,480 million), in the U.S. (€ 415 million), the rest of Latin America (€ 394 million), in Libya (€ 230 million) in Canada (€ 155 million) and in Spain (€ 1,779 million).

(2)	In 2009 € 676 million of property, plant and equipment were reclassified as non-current assets held for sale, corresponding to gas distribution assets in Cantabria, Murcia and Madrid, combined cycle generation assets in Mexico, and certain assets located in Colombia, all of which are held through Gas Natural. Changes in this heading also reflect the derecognition of € 71 million corresponding to the Gaviota gas storage facility (owned by Repsol Investigaciones Petrolíferas, S.A.) which has been reclassified as a non-current asset held for sale. Reclassifications in 2008 also included € 99 million corresponding to the acquisition of exploration rights in Libya pending payment.

(3)	See Note 10.

(4)	At December 31, 2009 the balance of accumulated impairment charges totalled € 151 million.

The amounts corresponding to non-depreciable assets, that is, land and assets in the course of construction, amount, respectively to € 763 million and € 3,934 million at December 31, 2009 and € 720 million and € 3,384 million at December 31, 2008, respectively. The amounts related to land are included within the heading “Land, buildings and other structures” on the previous table.

Property, plant and equipment, included fully depreciated items for an amount of € 10,899 million and € 10,349 million at December 31, 2009 and 2008, respectively.

Repsol YPF capitalises financial costs as part of the cost of the assets as described in Note 4. In 2009, 2008 and 2007, the average capitalisation cost was 4.52%, 5.69% and 6.44% and the amount of such financial expenses capitalised was € 122 million, € 67 million and € 95 million, respectively. Such amounts are recorded under the “Financial costs” line item in the consolidated income statement.

Within the heading “Property, plant and equipment” there are some investments carried out by the Group in public concessions, in an amount of € 122 million and € 135 million at December 31, 2009 and 2008, respectively; these concessions shall revert to the State within a term ranging from 2010 and 2054.

In 2009 and 2008 this heading includes € 2,024 million and € 730 million, respectively, of assets acquired under finance leases. Among the assets purchased under finance leases during these periods we highlight the methane ships purchased for the transport of the LNG in the amount of € 754 million and € 641 million in 2009 and 2008, respectively, as well as gas pipelines for the transport of gas in North America and Canada, which amounted to € 1,245 million December 31, 2009 (see Note 23).

In accordance with industry practices, Repsol YPF insures its assets and operations worldwide. Among the risks insured are damages to property, plant and equipment, together with the subsequent interruptions in its business that such damages may cause. The Group believes that the current coverage level is, in general, appropriate for the risks inherent to its business.

(9)	INVESTMENT PROPERTY

The changes in “Investment property” in 2009 and 2008 were as follows:

	Millions of euros
	Cost	Accumulated Depreciation and Impairment Losses	Total
Balance at January 1, 2008	38	(4)	34
Disposals and derecognitions	(4)	—	(4)
Depreciation charge for the year and other changes	3	(2)	1

Balance at December 31, 2008	37	(6)	31
Disposals and derecognitions	(1)	—	(1)
Reclassifications	5	—	5

Balance at December 31, 2009	41	(6)	35

The market value at December 31, 2009 and 2008 of the assets comprised in this line item amounts to € 90 million and € 112 million, respectively.

The income recognised in 2009 and 2008 from investment properties amounted to less than € 1 million in each period.

(10)	IMPAIRMENT OF ASSETS

Repsol YPF Group reviews the carrying amounts of intangible assets, property, plant and equipment and other non-current assets whenever there are indicators of impairment, or at least annually, to determine whether those assets have incurred an impairment loss. These reviews are performed in accordance with the general principles established in Note 4.

In 2009 the Group recognised a net reversal of impairment losses on non-current assets in the amount of € 74 million.

This amount includes a € 50 million impairment loss on emission allowances (see Note 36), the effect of which was offset virtually in full by the gain resulting from the transfer to the income statement of the deferred revenue recognised in connection with emission allowances allocated in 2009 under Spain’s National Allocation Plan.

This balance also reflects the reversal of the impairment provision recognised on the Argentine businesses in prior years in the amount of € 172 million. This reversal is the result of the reassessment in 2009 of the configuration of cash generating units (CGUs) into which the Argentine upstream assets are grouped. Until 2008 each field was considered an individual CGU. Starting in 2009, primarily on account of trends in certain of the economic, operating and commercial conditions under which the Group operates in Argentina, the aforementioned assets were grouped into four CGUs, which provide a better reflection of the way the Group’s current management decisions occur with respect to these assets. The new CGUs are the following: one CGU grouping the field assets with primarily oil reserves and three CGUs grouping field assets with mostly gas reserves, classified by national basin (Neuquina, Northwest and Austral).

In 2008 the net impairment losses recorded in relation to non-current assets were € 50 million, of which € 86 million were from the impairment of emission allowances (see Note 7) which was offset by the equivalent revenue from the deferred income recognised in the income statement in relation to emission allowances assigned for no consideration received under the National Assignment Plan for 2008.

The remaining registrations in 2008, a net reversal of € 36 million, correspond mainly to the recovery in the value of the exploration and production assets in Ecuador for an amount of € 42 million, due to the positive evolution of business benchmarks.

In 2007, losses in net value relating to non-current assets amounted to € 70 million, of which € 67 million correspond to the impairment of emission rights (see Note 7), the effect of which was offset by an equal amount of income arising from the transfer to profits from deferred income of emission rights received under the National Assignment Plan relating to 2007.

The remaining net impairment losses amounted to a net provision of € 3 million and related mainly to:

-	Impairment losses of € 56 million and € 29 million recognised in Ecuador and Argentina, respectively, mainly due to the unfavourable development of business benchmarks.

-	Revenues of € 49 million and € 33 million related to the reversal of provisions recognised in previous periods in Trinidad and Tobago and Portugal, respectively, due to the positive evolution of the business benchmarks.

(11)	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The most significant investments in associates, which were accounted for using the equity method, at December 31, 2009 and 2008, were as follows:

	Millions of euros
	2009	2008
Peru LNG Company Llc	217	232
Compañía Logística de Hidrocarburos CLH, S.A.	29	37
Atlantic LNG Company of Trinidad & Tobago	44	53
Transportadora de Gas del Perú, S.A.	41	38
Transierra, S.A.	20	19
Dynasol Elastómeros, S.A. de CV	25	25
Atlantic LNG 4	41	26
Oleoductos del Valle, S.A.	14	14
Oleoducto de Crudos Pesados (OCP), Ltd	23	23
Terminales Marítimos Patagónicos, S.A. (Termap)	10	10
Enirepsa Gas Limited	7	2
Other entities accounted for using the equity method	60	46

	531	525

Appendix I contains a list of the consolidated Group companies.

The changes in 2009 and 2008 in this heading in the accompanying consolidated balance sheet were as follows:

	Millions of euros
	2009	2008
Balance at beginning of year	525	537
Additions(1)	11	99
Disposals	(1)	(1)
Changes in the scope of consolidation(2)	128	(18)
Result of companies accounted for using the equity method(3)	86	66
Dividends distributed	(86)	(110)
Translation differences	1	22
Reclassifications and other changes(4)	(133)	(70)

Balance at end of year	531	525

(1)	In 2009, additions include equity contributions to Enirepsa. In 2008, additions relate primarily to contributions to Perú LNG and Enirepsa.

(2)	In 2009 the change corresponds essentially to the consolidation of Unión Fenosa by Gas Natural (€ 131 million, reflecting the proportional balance corresponding to the Group’s shareholding in Gas Natural) (see Note 30). In 2008 the investment in West Siberian was reclassified to “Available for sale financial assets” as a result of dilution of the Group’s equity interest in this company.

(3)	In 2009 the most significant profits correspond to the profits generated by Atlantic LNG (€ 34 million), CLH (€ 26 million), Atlantic 4 (€ 16 million) and Unión Fenosa for the period March to April (see Note 30) in which the investment was consolidated into the Gas Natural Group under the equity method (€ 14 million). In 2008 the most significant earnings corresponded to Atlantic LNG (€ 62 million), CLH (€ 23 million) and West Siberian (€ 17 million), partially offset by the Group’s share of losses at Enirepsa (€ 49 million).

(4)	Reclassifications in 2009 include the reclassification of a 13% shareholding by Gas Natural in Indra Sistemas S.A., which was sold on July 2, 2009, to non-current assets held for sale (€ 99 million) and the reclassification of Gas Natural’s remaining 5% stake in this company (€ 38 million) to available for sale financial assets (see Note 13). Both figures represent the Group’s proportionate interest in Gas Natural.

In 2008 the investment in West Siberian was reclassified to financial assets available for sale as a result of dilution of the Group’s equity interest in this company.

The following companies over which the Group has significant management influence, given that the Group has sufficient representation on the Board of Directors, despite holding an interest of less than 20%, were accounted for using the equity method:

Company	% of ownership
Sistemas Energéticos Mas Garullo, S.A.(1)	18.00%
Regasificadora del Noroeste, S.A.(1)	11.60%
Gasoducto Oriental, S.A.	16.66%
Compañía Logística de Hidrocarburos (CLH), S.A.	15.00%
Transportadora de Gas de Perú-TGP	10.00%
Gasoducto del Pacífico (Argentina), S.A.	10.00%
Qalhat LNG S.A.O.C(1)	3.70%

(1)	Companies participated through the Gas Natural Group, which is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group.

The following table provides the key balances of the Repsol YPF Group associates, calculated in accordance with the group’s respective shareholding percentage at December 31, 2009 and 2008 (see Appendix I):

	Millions of euros
	2009	2008	2007
Total Assets	1,903	1,627	1,730
Total Equity	531	525	537
Revenues	670	525	776
Net income for the period	86	66	109

(12)	NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The main balance sheet line items classified as assets held for sale and related liabilities at December 31, 2009 and 2008 were as follows:

	Millions of euros
	2009	2008
Goodwill	27	—
Property, plant and equipment and other intangible assets	562	151
Other non-current assets	55	1
Current assets	102	11

	746	163

Non-current liabilities	155	2
Current liabilities	30	10

	185	12

	561	151

The movement in these line items during 2009 was as follows:

	Millions of euros
	2009	2008
Balance at beginning of year	151	80
Additions	(9)	(12)
Disposals(1)	(487)	(16)
Translation differences	(5)	66
Changes in the scope of consolidation	(2)	—
Reclassifications and other changes(2)	913	33

Balance at end of year	561	151

(1)	The 2009 balance reflects the sale of a 13% shareholding in Indra Sistemas (€ 99 million) and the sale of other equity investments (€ 418 million) classified as non-current assets held for sale during the year and subsequently sold throughout the course of the year (see Note 31). The aforementioned transactions were executed through Gas Natural and the amounts noted correspond to the Repsol Group’s shareholding in that company, except the percentages reflecting a 100% interest in Gas Natural.

(2)	In 2009 this item includes primarily the reclassification of the 13% shareholding in Indra Sistemas from financial assets available for sale (€ 99 million) and the reclassification of power generation assets in Mexico and natural gas distribution assets in Madrid (€ 752 million). The aforementioned transactions were executed through Gas Natural and the amounts noted correspond to the Repsol Group’s shareholding in that company, except for the percentages which reflect the 100% interest of Gas Natural.

In 2008, this item included the reclassification of power generation assets in Venezuela (€ 80 million) from the various balance sheet line items.

In December 2009, Gas Natural agreed to the sale of its gas and electricity supply business in 38 Madrid municipalities and the shared services business in this region. These business lines supplied to residential customers, retail premises and SMEs. This transaction was executed within the framework of the disposal plan approved by the Spanish anti-trust authorities (“CNC”) in connection with the acquisition of Unión Fenosa, and is subject to approval by regulatory and anti-trust authorities, expected to close in May 2010. Since that date, these assets have been classified as held for sale. The acquisition price agreed amounts to € 240 million. The assets classified under “Non-current assets held for sale” amount to € 112 million and the associated liabilities total € 20 million.

In December 2009 Gas Natural agreed to dispose of several power generation companies in Mexico with aggregate capacity of 2,233 MW and the Río gas pipeline. This transaction is subject to approval by the Mexican authorities and is expected to close in April 2010. The total value of the transaction amounts to US$ 368 million (€ 254 million). Gas Natural will also receive cash repayment of these companies’ borrowings in the amount of US$ 72 million (€ 50 million). The assets classified under “Non-current assets held for sale” amount to € 397 million and the associated liabilities total € 125 million. All amounts correspond to the Group’s proportionate interest in Gas Natural.

Also, at December 31, 2009 this heading includes the assets of Termobarrancas and the Barrancas gas permit in Venezuela, which were classified as held for sale following execution of sale-purchase agreements with PDVSA and PDVSA Gas, respectively.

The assets and liabilities associated with EPSA in Colombia which are held through Gas Natural were classified as a discontinued operation as they relate to a component representing a significant separate line of business (electricity generation in Colombia) within the Gas Natural operating segment. The rest of the assets and liabilities associated with the assets and groups considered as held for sale do not represent a separate significant line of business or geographic area of operations, and accordingly are not deemed discontinued operations.

The composition by nature of “Net income for the year from discontinued operations” in 2009 is as follows:

Millions of euros
Operating revenues	56
Operating expenses	(31)

Operating income	25
Financial result	—
Gain on assets sales	3

Net income before taxes	28
Income Tax	(16)

Net income for the year from discontinued operations	12

(13)	CURRENT AND NON-CURRENT FINANCIAL ASSETS

The detail of the different concepts that are included on the balance sheets, is as follows:

	Millions of euros
	2009	2008
Non-current financial assets	1,732	2,465
Non-current derivatives on trading transactions(1)	—	9
Other current financial assets(2)	713	498
Current derivatives on trading transactions(3)	20	49
Cash and cash equivalents	2,308	2,922

	4,773	5,943

(1)	Classified under the heading “Other non-current assets”.

(2)	Includes € 381 million corresponding to the financing of the tariff deficit in the regulated electricity segment, to which the Group is exposed via its shareholding in Gas Natural.

(3)	Classified under the heading “Other receivables”

The detail, by type of assets, of the Group’s financial assets at December 31, 2009 and 2008, is as follows:

	Millions of euro
December 31, 2009	Financial assets held for trading	Other financial assets at fair value through profit or loss	Financial assets available for sale	Loans and receivables	Held to maturity investments	Hedging derivatives	Total
NATURE / CATEGORY
Equity instruments	—	—	173	—	—	—	173
Derivatives	—	—	—	—	—	86	86
Other financial assets	—	72	—	1,339	62	—	1,473

Long term / Non-current	—	72	173	1,339	62	86	1,732
Derivatives	25	—	—	—	—	137	162
Other financial assets(1)	—	226	—	503	2,150	—	2,879

Short term / Current	25	226	—	503	2,150	137	3,041

TOTAL	25	298	173	1,842	2,212	223	4,773

	Millions of euro
December 31, 2008	Financial assets held for trading	Other financial assets at fair value through profit or loss	Financial assets available for sale	Loans and receivables	Held to maturity investments	Hedging derivatives	Total
NATURE / CATEGORY
Equity instruments	—	—	881	—	—	—	881
Derivatives	15	—	—	—	—	131	146
Other financial assets	—	81	—	1,295	71	—	1,447

Long term / Non-current	15	81	881	1,295	71	131	2,474
Derivatives	108	—	—	—	—	149	257
Other financial assets(1)	—	203	—	125	2,884	—	3,212

Short term / Current	108	203	—	125	2,884	149	3,469

TOTAL	123	284	881	1,420	2,955	280	5,943

(1)	Under the headings “Trade receivables” and “Other receivables” from the balance sheet there is an amount of € 6,533 million and € 6,343 million in 2009 and 2008, respectively, arising out of receivables not included in the breakdown of the financial assets in the previous table.

The classification of the financial assets recognised in the financial statements at fair value, by fair value calculation method level hierarchy, is as follows:

	Millions of euro
	Level 1		Level 2		Level 3		Total
	2009	2008	2009	2008	2009	2008	2009	2008
Financial assets held for trading	1	—	24	123	—	—	25	123
Other financial assets at fair value through profit and loss	298	284	—	—	—	—	298	284
Financial assets available for sale(1)	103	823	—	—	—	—	103	823
Hedging derivatives	—	—	223	280	—	—	223	280

Total	402	1,107	247	403	—	—	649	1,510

Level 1: Valuations based on a quoted price in an active market for an identical instrument.

Level 2: Valuations based on a quoted price in an active market for similar financial assets or based on other valuation techniques that rely on observable market inputs.

Level 3: Valuations based on inputs that are not directly observable in the market.

(1) Excludes € 70 and € 58 million in 2009 and 2008, respectively, corresponding to equity investments in companies that are measured at acquisition cost under IAS 39 (see Note 4.10—Current and non-current financial assets).

The composition of current and non-current financial assets by category is as follows:

13.1)	Financial assets held for trading

Derivatives not designated as hedging instruments are included within this category.

13.2)	Other financial assets at fair value through profit or loss

Financial assets measure at fair value through profit or loss in the years 2009 and 2008 mainly correspond to collective mutual funds.

13.3)	Financial assets available for sale

These mainly correspond to minority equity interests in companies over which the Group does not have management influence.

The movement of financial assets available for sale during the years ended December 31, 2009 and 2008 is the following:

	Millions of euros
	2009	2008
Balance at beginning of year	881	138
Additions(1)	240	531
Disposals(2)	(87)	(4)
Adjustments to fair value(3)	48	(72)
Changes in the scope of consolidation(4)	(951)	(8)
Reclassifications and other changes(5)	42	296

Balance at end of year(6)	173	881

(1)	In 2009 and 2008, additions include € 239 and € 517 million, respectively, corresponding to the amounts paid to increase the shareholding in Unión Fenosa (Note 30). This transaction was concluded by Gas Natural and the amounts presented correspond to the Group’s proportionate interest in the gas company.

(2)	In 2009 disposals include the sale of 5% of Enagás for € 48 million, which generated gains before-tax of € 31 million; this amount is recognised within the heading Financial result, and Adjustments for changes in value was deducted by the same amount. In 2009 this item also includes the sales of 1% of Isagen S.A. E.S.P. for € 20 million and of 1% of Red Eléctrica Corporación S.A. for € 11 million; neither transaction generated gains. All these disposals were concluded by Gas Natural and the amounts presented correspond to the Group’s proportionate interest in such group, except for the percentages that represent the 100% of Gas Natural interest in those transactions.

(3)	In 2009 and 2008 this item includes the change in the fair value of investments in West Siberian Resources (a gain € 32 million in 2009 and a loss of € 36 million in 2008), Unión Fenosa (a gain of € 22 million in 2009 and a loss of € 22 million in 2008) and Enagás (a loss of € 10 million in 2009 and of € 16 million in 2008).

(4)	This item corresponds almost entirely to the transfer of the investment in Unión Fenosa as a result of first-time consolidation from February 28, 2009 (see Note 30).

(5)	In 2008 it includes the acquisition of an additional 4.72% of Unión Fenosa carried out by Gas Natural for an amount of € 239 million, by deferred payment.

(6)	In 2008 it corresponded mainly to the shareholding interest in Unión Fenosa (€ 736 million) and Enagás (€ 58 million).

13.4)	Loans and receivables

Group loans and receivables, including trade-related balances, break down as follows:

	Millions of euros
	2009	2008
Loans and receivables(1)	1,842	1,420
Sales and service customers	4,644	4,228
Other receivables	1,909	2,164
(Less: current derivatives on trading transactions)	(20)	(49)

Total	8,375	7,763

(1)	In agreement with the schedule at the beginning of this Note.

The fair value of the loans and receivables of the Group is detailed in the following table:

	Millions of euros
	Carrying amount		Fair value
	2009	2008	2009	2008
a) Financial assets(1)(2):
Other non-current financial assets	1,339	1,295	1,308	1,254
Other current financial assets	503	125	503	125

	1,842	1,420	1,811	1,379
b) Current commercial accounts:
Sales and services customers	4,644	4,228	4,644	4,228
Accounts receivable	5,039	4,558	5,039	4,558
(Less: allowance for doubtful accounts)	(395)	(330)	(395)	(330)
Other receivables(3)	1,889	2,115	1,889	2,115

	6,533	6,343	6,533	6,343

Total	8,375	7,763	8,344	7,722

(1)	Current and non-current financial assets include loans to consolidated companies in the amount not eliminated in the consolidation process of € 345 and € 376 million in 2009 and 2008, respectively. This heading also includes in both years the loan extended to Petersen in conjunction with the sale of an interest in YPF, in the amount of € 813 and € 782 million in 2009 and 2008, respectively (see Note 31).

(2)	The return accrued on the financial assets disclosed in the table above (without considering financing of the shortfall in regulated electricity tariff settlements) was equivalent to an average interest rate of 7.63% in 2009 and of 8.30% in 2008.

(3)	These amounts exclude € 20 million in 2009 and € 49 million in 2008 corresponding to derivatives relating to transactions of a commercial substance.

The maturity of the investments included under the heading of non-current loans and receivables is the following:

	Millions of euros
Due date	2009	2008
2010	—	3
2011	23	1
2012	23	—
2013	63	117
2014	64	66
Subsequent years(1)	1,166	1,108

	1,339	1,295

(1)	Includes the loan conceded to Petersen, as a consequence of the sale of an interest in YPF, in the amount of € 813 and € 782 million in 2009 and 2008, respectively, which accrues interest at an annual rate of 8.12%.

The changes in 2009 and 2008 in the allowance for doubtful accounts were as follows:

	Millions of euros
	2009	2008
Balance at beginning of the year	330	350
Impairment losses recognised/(reversed)	23	57
Change in the scope of consolidation	86	(31)
Derecognitions	(42)	(50)
Traslation differences	(2)	4

Balance at end of the year	395	330

13.5)	Held to maturity investments

The detail of the held to maturity investments at December 31, 2009 and 2008 is as follows:

	Millions of euros
	Carrying Amount		Fair Value
	2009	2008	2009	2008
Non-current financial assets	62	71	62	71
Current financial assets	26	60	26	60
Cash equivalents	1,045	1,494	1,045	1,494
Cash on hand and at banks	1,079	1,330	1,079	1,330

	2,212	2,955	2,212	2,955

Financial investments amount to € 2,212 million and € 2,955 million at December 31, 2009 and 2008, respectively, and are mainly from placements in banks and collateral deposits. These financial investments have accrued an average interest of 1.51% and 4.36% in 2009 and 2008, respectively.

The non-current financial assets held-to-maturity mature as follows:

	Millions of euros
Maturity	2009	2008
2010	—	40
2011	16	9
2012	25	22
2013	—	—
2014	—	—
Subsequent years	21	—

	62	71

(14)	INVENTORIES

The “Inventories” composition at December 31, 2009 and 2008 is as follows:

	Millions of euros
	Cost	Provision of Allowance	Net
At 31 December 2009
Crude oil and natural gas	1,425	—	1,425
Finished and semi-finished goods	2,365	(8)	2,357
Supplies and other inventories	473	(22)	451

	4,263	(30)	4,233

	Millions of euros
	Cost	Provision of Allowance	Net
At 31 December 2008
Crude oil and natural gas	982	—	982
Finished and semi-finished goods	2,486	(253)	2,233
Supplies and other inventories	449	(23)	426

	3,917	(276)	3,641

In 2009 the Group recognised net gains of € 209 million in the line item “Changes in inventories of finished goods and work in progress inventories” and of € 36 million under “Supplies” as a result of the measurement of inventories of finished goods and raw materials, respectively, at the lower of cost and net realisable value.

In 2008 a net expense of € 239 million was recognised under the heading “Changes in inventories of finished goods and work-in-process inventories” due to the measurement of finished goods at net realisable value.

At December 31, 2009 and 2008, the balance of inventories of crude oil, finished and semi-finished goods carried at fair value less costs to sell amounted to € 175 million and € 93 million, respectively, and the effect of their measurement at market value represented a loss of € 2 million in 2009 and a gain of € 2 million in 2008.

The Repsol YPF Group complies, both at December 31, 2009 and at December 31, 2008, with the requirements regarding minimum safety stocks established by the applicable laws (see Note 2), through the Spanish companies integrating the Group.

(15)	EQUITY

15.1)	Share capital

The share capital at December 31, 2009 and 2008 consisted of 1,220,863,463 fully subscribed and paid up shares of 1 euro par value each, all listed on the Spanish stock exchanges, New York Stock Exchange and Buenos Aires Stock Exchange.

Repsol YPF’s bylaws limit the maximum number of votes that any single shareholder or companies belonging to the same group may cast at the General Meeting at 10% of the voting stock.

Per the most recent information available to Repsol YPF the company’s most significant shareholders were the following:

Shareholder	% total over share equity
Sacyr Vallehermoso, S.A.(1)	20.01
Criteria Caixa Corp.(2)	14.31
Petróleos Mexicanos(3)	4.81

(1)	Sacyr Vallehermoso, S.A. holds its stake through Sacyr Vallehermoso Participaciones Mobiliarias, S.L.

(2)	Criteria Caixa Corp. owns 9.28% directly and 5.02% indirectly through Repinves, S.A. (a company where Criteria Caixa Corp. holds a 67.60%)

(3)	Petróleos Mexicanos (Pemex) holds its stake through Pemex Internacional España, S.A. and through several swap instruments (equity swaps) with certain financial entities that enable Pemex to exercise the economic and political rights of a percentage of up to 4.81% of the share capital of the Company.

Additionally, the companies Barclays Global Investors, NA, Barclays Global Investors, Ltd., Barclays Global Fund Advisors and Barclays Global Investors (Deutschland) AG notified the CNMV on January 2008 of the existence of a shareholders’ voting agreement with respect to shares representing a 3.22% stake in Repsol YPF. On February 4, 2010, Blackrock, Inc. notified the CNMV that, as a result of the acquisition on December 1, 2009 of the Barclays Global Investors business, its indirect shareholding in Repsol YPF, S.A. via Blackrock Investment Management (UK) had increased to 3.539% (43,213,390 shares).

At December 31, 2009, the following Group companies’ shares were publicly listed:

Company	Number of listed shares	% of share capital listed	Stock exchanges	Year-end market price	Average last quarter	Currency
Repsol YPF, S.A.	1,220,863,463	100%	Spanish stock exchanges	18.73	18.59	euros
			(Madrid, Barcelona, Bilbao, Valencia)
			Buenos Aires Stock Exchange	102.00	103.80	pesos
			New York Stock Exchange	26.66	27.40	dollars
Gas Natural SDG, S.A.	921,756,951	100%	Spanish stock exchanges	15.09	14.20	euros
			(Madrid, Barcelona, Bilbao, Valencia)
YPF	393,312,793	100%	Buenos Aires Stock Exchange	162.00	146.37	pesos
			New York Stock Exchange	43.75	39.00	dollars
Refinería La Pampilla, S.A.	360,640,000	100%	Lima Stock Exchange	2.33	2.27	soles
YPFB Andina, S.A. (formerly named Empresa Petrolera Andina, S.A.)(1)	13,439,520	100%	Bolivian Stock Exchange
Compañía Logística de Hidrocarburos, CLH	1,779,049	2.54%
Serie A	90,000	100.00%	Spanish stock exchanges	40.50	39.82	euros
Serie D	1,689,049	100.00%	(Madrid, Barcelona, Bilbao, Valencia)

(1)	YPFB Andina, S.A. has not had any movement during 2009.

15.2)	Share premium

The share premium at December 31, 2009 and 2008 amounted to € 6,428 million. The Joint Stock Companies Act expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

15.3)	Reserves

Legal Reserve

Under the Joint Stock Companies Act, 10% of net income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Revaluation Reserve

The balance of “Revaluation Reserve” (Royal Decree-Law 7/1996 of June 7) can be used, free of tax, to offset losses (both prior years’ accumulated losses, current year losses or losses which might arise in the future), and to increase capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised. The distribution of these reserves would give rise to entitlement to a dividend double taxation tax credit. If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to taxation.

Other reserves

It includes mainly the transition to IFRS reserve, which comprises the adjustments related to the differences between the previous accounting principles and the IFRS, from events and transactions before the transition date to IFRS (January 1, 2004) and all the results created and not distributed as dividends, which had not been recognised in any of the different reserves previously mentioned.

15.4)	Treasury shares

The ordinary General Shareholders’ Meeting held on May 14, 2009, authorised the Board of Directors to make the “derivative acquisition of Repsol YPF, S.A.’s shares, via sale-purchase, swap or any other onerous transaction, directly or through subsidiaries, up to a maximum number of shares so that the sum of those acquired plus treasury shares already held by Repsol YPF, S.A. and any of its subsidiaries does not exceed 5% of the parent company’s share capital, for a price or consideration that shall not be less than the par value of the shares and not more than its quoted price on the stock exchange”.

The authorisation is valid for 18 months from the date of the General Shareholders’ Meeting and nullifies the equivalent resolution ratified at the ordinary General Shareholders’ Meeting held on May 14, 2008.

In 2009, Repsol YPF disposed of a total of 12,229,428 treasury shares representing 1.001% of the parent company’s share capital. These shares had a par value of € 12.22 million and were sold for an aggregate gross amount of € 230.47 million.

At December 31, 2009 neither Repsol YPF, S.A. nor any of its subsidiaries held any shares of the parent company.

In 2008, exercising the powers delegated in the Board of Directors by the parent company’s shareholders in general meeting, the Group purchased 12,924,428 treasury shares, representing 1.06% of the share capital, for an amount of € 261.73 million, with a par value of € 12.92 million. Likewise, Repsol YPF disposed of 695,000 shares in 2008, for an amount of € 17.5 million whose par value amounted to € 0.69 million.

At December 31, 2008 the Group held 12,229,428 shares of the parent company, whose acquisition cost amounted to € 244.79 million.

15.5)	Adjustments for changes in value

This heading includes:

Financial assets available for sale

It comprises the profits and losses, net of the related tax effect, corresponding to changes in the fair value of non-monetary assets classified within the category of financial assets available for sale.

Hedge transactions

It comprises the effective part, net of the related tax effect, of changes in the fair value of derivative instruments defined as cash flow hedges (see heading 4.22 of the Note 4 and Note 19).

Translation differences

This item corresponds to exchange differences recognised in equity as a result of the consolidation process described in Note 3, and the measurement at fair value of the financial instruments assigned as net investment hedges in foreign transactions in accordance to the method described under the heading 4.22 of the Note 4 (see Note 19).

The movement in adjustments for changes in value is presented in the consolidated statement of recognised income and expenses by item and before the corresponding tax effect. The tax effects of the changes set out in the 2009 and 2008 statements of recognised income and expense are broken out in the following table:

	Millions of euros
	Recognised in Equity			Transferred to the Income Statement			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Measurement of financial assets available for sale	(15)	21	(3)	5	1	4	(10)	22	1
Cash flow hedges	3	42	6	(12)	(1)	(8)	(9)	41	(2)
Translation differences	(143)	141	206	—	(4)	—	(143)	137	206
Actuarial gains and losses and other adjustments	(2)	—	—	—	—	—	(2)	—	—

	(157)	204	209	(7)	(4)	(4)	(164)	200	205

15.6)	Minority interest

The equity attributable to minority interests at December 31, 2009 and 2008 relates to the following companies:

	Millions of euros
	2009	2008
YPF, S.A.	790	879
Companies of Unión Fenosa Group(1)	322	—
Petronor, S.A.	93	85
Refinería La Pampilla, S.A.	84	69
CEG and CEG Río	56	40
Repsol Comercial de P.P., S.A.	30	27
Gas Natural ESP	24	27
EMPL	16	11
Gas Natural México, S.A. de CV	13	13
Other companies	12	19

Total	1,440	1,170

(1)	The fluctuation reflects the acquisition of Unión Fenosa by Gas Natural SDG in 2009. This balance includes preference shares issued by Unión Fenosa Preferentes, S.A., which forms part of the Gas Natural Group for a nominal amount of € 225 million (proportional balance based on the Group’s interest in Gas Natural).

15.7)	Earnings per share

Earnings per share at December 31, 2009 and 2008 is detailed below:

	2009	2008	2007
Net income from discontinued operations (millions of euros)	12	—	—
Net income attributable to the parent company (millions of euros)	1,559	2,555	3,188
Weighted average number of shares outstanding (millions of shares)	1,211	1,215	1,221

EARNINGS PER SHARE ATTRIBUTED TO THE PARENT (euros)(1)	2009	2008	2007
Basic	1.29	2.10	2.61
Diluted	1.29	2.10	2.61

(1)	Earnings per share attributable to owners of the parent company in 2009 includes profit from discontinued operations equivalent to € 0.01 per share.

(16)	DIVIDENDS

The detail of the dividend paid by Repsol YPF, S.A. in 2009, 2008 and 2007 are as follows:

	12/31/2009			12/31/2008			12/31/2007
	% Nominal	Euros per share	Amount(1)	% Nominal	Euros per share	Amount(2)	% Nominal	Euros per share	Amount
Ordinary shares	147.5%	1.475	1,801	100%	1.00	1,220	72%	0.72	880
Remaining shares (without vote, recovery, etc.)	—	—	—	—	—	—	—	—	—
Total dividends paid
a) Dividends charged to results(1)	147.5%	1.475	1,801	100%	1.00	1,220	72%	0.72	880
b) Dividends charges to reserves or share premium	—	—	—	—	—	—	—	—	—
c) Dividends in kind	—	—	—	—	—	—	—	—	—

(1)	This balance corresponds to the interim and complementary dividends paid against 2008 profits and the interim dividend from 2009 profits (paid on December 22, 2009), and includes € 14 million corresponding to treasury shares at the payment date.

(2)	This balance corresponds to the interim and final dividend against 2007 profits and includes € 3 million in dividends on treasury shares.

The interim dividend paid from 2009, 2008 and 2007 profits reflects the before-tax dividend per share paid out by Repsol YPF, S.A. against profit for each year. In 2009 the interim dividend totalled € 519 million (€ 0.425 per share before tax), compared to € 641 million in 2008, although the amount recognised in the 2008 consolidated balance sheet was actually € 634 million (€ 0.525 per share before tax multiplied by the total number of shares outstanding net of treasury shares held at the payment date). In 2007, the interim dividend totalled € 610 million (€ 0.50 per share before tax).

The final dividend against 2008 profit, approved at the General Shareholders’ Meeting of Repsol YPF, S.A. held on May 14, 2009, amounted to € 641 million (€ 0.525 per share before tax); of this amount, € 7 million corresponded to treasury shares held at the payment date.

The final dividend against 2007 profit, approved at the General Shareholders’ Meeting of Repsol YPF, S.A. held on May 14, 2008, amounted to € 610 million (€ 0.50 per share before tax); of this amount, € 3 million corresponded to treasury shares held at the payment date.

The proposed distribution of 2009 results, subject to ratification at the next General Shareholders’ Meeting, is for the distribution of a final dividend against 2009 profits, payable from July 8, 2010, in the amount of € 519 million (€ 0.425 per share before tax).

(17)	FINANCIAL LIABILITIES

This Note discloses the categories of financial liabilities included in the balance sheet line-items outlined below.

	Millions of euros
	2009	2008
Non-current financial liabilities	15,411	10,432
Non-current derivatives on trading transactions(1)	1	5
Current financial liabilities	3,499	1,853
Current derivatives on trading transactions(2)	42	23

	18,953	12,313

(1)	Recorded under “Other non-current liabilities” in the consolidated balance sheet.

(2)	Recorded under “Other payables” in the balance sheet.

Following is a breakdown of the financial liabilities acquired, most of which are secured with a personal guarantee, at December 31, 2009 and 2008:

	Millions of euro
	Carrying amount
	Financial liabilities held for trading	Debts and payable items	Hedging derivatives	Total	Fair value

December 31, 2009
Bank borrowings	—	5,343	—	5,343	5,343
Bonds and other securities(1)	—	9,925	—	9,925	10,489
Derivatives	10	—	134	144	144

Long-term debts / Non-current financial liabilities	10	15,268	134	15,412	15,976
Bank borrowings	—	1,807	—	1,807	1,807
Bonds and other securities	—	1,626	—	1,626	1,695
Derivatives	69	—	39	108	108

Short-term debts / Current financial liabilities	69	3,433	39	3,541	3,610

TOTAL	79	18,701	173	18,953	19,586

	Millions of euro
	Carrying amount
	Financial liabilities held for trading	Debts and payable items	Hedging derivatives	Total	Fair value
December 31, 2008
Bank borrowings	—	1,962	—	1,962	1,970
Bonds and other securities(1)	—	8,156	—	8,156	7,914
Derivatives	34	—	285	319	319

Long-term debts / Non-current financial liabilities	34	10,118	285	10,437	10,203
Bank borrowings	—	1,556	—	1,556	1,548
Bonds and other securities	—	251	—	251	245
Derivatives	54	—	15	69	69

Short-ternm debts / Current financial liabilities	54	1,807	15	1,876	1,862

TOTAL	88	11,925	300	12,313	12,065

(1)	Includes preference shares amounting to € 3,726 million and € 3,524 million at December 31, 2009 and 2008, respectively.

Note: At December 31, 2009 and 2008, the caption “Other non-current liabilities” included of € 1,919 million and € 721 million, respectively, and € 172 million and € 31 million under “Other payables”, corresponding to capital leases recorded under the amortized cost method (see Note 23).

The classification of the financial liabilities recognised in the financial statements at fair value, by fair value calculation method level hierarchy, is as follows:

	Millions of euro
	Level 1		Level 2		Level 3		Total
	2009	2008	2009	2008	2009	2008	2009	2008
Financial liabilities held for trading	17	—	62	88	—	—	79	88
Hedging derivatives	—	—	173	300	—	—	173	300

Total	17	—	235	388	—	—	252	388

Level 1: Valuations based on a quoted price in an active market for an identical instrument.

Level 2: Valuations based on a quoted price in an active market for similar financial assets or based on other valuation techniques that rely on observable market inputs.

Level 3: Valuations based on inputs that are not directly observable in the market.

Disclosure of maturities relevant to Repsol YPF’s funding at December 31, 2009 and 2008 is provided in paragraph 18.2 of the Note 18, concerning liquidity risk.

Repsol YPF obtains financing in dollars, either directly or by exchange rate derivatives (see Note 19.3 Net investment hedges).

The detail of the average financing and the cost thereof by instrument is as follows:

	2009		2008
	Average volume	Average cost	Average volume	Average cost
Bank borrowing	6,852	4.26%	3,590	5.71%
Preference shares	3,607	3.85%	3,423	6.02%
Obligations	6,267	4.98%	4,809	5.28%

	16,726	4.44%	11,822	5.62%

The chart below discloses issues, buybacks and repayments of debt securities (recognised under current and non-current “Bonds and other securities”) in 2009 and 2008:

	Balance at 12/31/2008	(+) Issuances	(-) Repurchases or reimbursements	(+/-) Exchange rate and other adjustments	Balance at 12/31/2009
Bonds and other debt securities issued in the European Union with prospectus	7,756	3,170	(685)	456	10,697
Bonds and other debt instruments issued in the European Union without prospectus	—	—	—	2	2
Bonds and other debt securities issued outside the European Union	651	119	(81)	163	852

TOTAL	8,407	3,289	(766)	621	11,551

	Balance at 12/31/2007	(+) Issuances	(-) Repurchases or reimbursements	(+/-) Exchange rate and other adjustments	Balance at 12/31/2008
Bonds and other debt securities issued in the European Union with prospectus	7,682	186	(186)	74	7,756
Bonds and other debt securities issued outside the European Union	700	—	(77)	28	651

TOTAL	8,382	186	(263)	102	8,407

On March 27, 2009, Repsol YPF, through its subsidiary Repsol International Finance, B.V. (The Netherlands), issued € 1 billion of secured bonds due 2014. The outstanding balance of this issue at December 31, 2009 amounts to € 1 billion. The bonds have been rated Baa1 by Moody’s, BBB by S&P, and BBB+ by Fitch.

On August 7, 2009, Repsol YPF, through its subsidiary Repsol International Finance, B.V. (The Netherlands), issued additional bonds maturing in 2017 with an annual coupon rate of 4.75% in the amount € 150 million. These bonds are rated Baa1 by Moody’s, BBB by S&P, and BBB+ by Fitch.

On October 16, 2009, Repsol YPF, through its subsidiary Repsol International Finance, B.V. (The Netherlands), issued € 235.791 million of secured bonds maturing in 2017, carrying a coupon rate of 4.75%, in a swap for an equivalent amount of the then outstanding bonds maturing in 2010, with an annual coupon rate of 6%. The outstanding balance at December 31, 2009 of the issue maturing in 2017 amounted to €885.79 million. The bonds are rated Baa1 by Moody’s, BBB by S&P, and BBB+ by Fitch. In addition, the outstanding balance of the bonds maturing in 2010 and annual coupon rate of 6% at year end 2009 and 2008 was € 943.4 million; this paper is rated Baa1 by Moody’s, BBB by S&P, and BBB+ by Fitch.

On July 9, 2009, Gas Natural Capital Markets, S.A., issued € 2 billion of bonds due 2014 guaranteed by Gas Natural SDG, S.A. (€ 600 million pro rata for Repsol’s shareholding in Gas Natural), at a coupon of 5.25%, and € 500 million of bonds due 2019 (€ 150 million pro rata for Repsol’s shareholding in Gas Natural) carrying a coupon of 6.37%.

On November 2, 2009, Gas Natural Capital Markets, S.A. issued the following bonds, secured by Gas Natural SDG, S.A.: € 500 million (€ 150 million taking into account Repsol’s interest in Gas Natural) of bonds maturing in 2014 with an annual coupon rate of 3.12%, € 1 billion (€ 300 million taking into account Repsol’s interest in Gas Natural) of bonds maturing in 2016 at an annual coupon rate of 4.37%, and € 750 million (€ 225 million taking into account Repsol’s interest in Gas Natural) due 2019, an annual coupon rate of 5.12%.

The table below discloses the amounts guaranteed by the Group in 2009 and 2008 for issues, buybacks and redemptions undertaken by associates, joint ventures (at the percentage not consolidated) and non-Group companies:

	Balance at 12/31/2008	(+) Granted	(-) Cancelled	(+/-) Exchange rate and other adjustments	Balance at 12/31/2009
Issues of securities representing debt guaranteed by the Group (guaranteed amount)	—	28	—	—	28

	Balance at 12/31/2007	(+) Granted	(-) Cancelled	(+/-) Exchange rate and other adjustments	Balance at 12/31/2008
Issues of securities representing debt guaranteed by the Group (guaranteed amount)	—	—	—	—	—

In general, the financial debt agreements include the early maturity clauses customary in agreements of this nature.

Bond issues, representing ordinary debt, of Repsol International Finance, BV and guaranteed by Repsol YPF, S.A., totaling € 5,563 million (relating to a face value of € 5,579 million), contain certain so-called “cross-default” clauses whereby in the event of default, the custodian-trustee bank, at its sole discretion or at the request of the holders of at least one-fifth of the debentures, or by means of an extraordinary resolution, can declare all the aforementioned debentures issues due and payable.

Additionally, in relation to certain marketable obligations totaling € 100 million (relating to a face value of € 99 million), YPF, S.A. agreed to certain clauses, including among others, “cross-default” clauses, and not to create any liens or charges on its assets in excess of 15% of the total consolidated assets. In the event of default, the trustee or the holders of at least 25% of the total nominal value of the debentures may declare due and immediately payable the principal and accrued interest on all the obligations.

In addition, Gas Natural is bound by financial commitments under the financing arrangements taken on to fund the acquisition of Unión Fenosa. These financial commitments include terms and conditions governing asset disposals, dividend payments by Unión Fenosa, S.A., financing activities, a change of control in Gas Natural, and a series of financial covenants relating to a number of financial indicators and ratios. Any breach of these commitments could trigger the early settlement of its financial agreements.

In addition, the Gas Natural Group has certain investment projects relating (renewable energies and Union Fenosa Gas) which have been financed specifically with loans guaranteed by pledged shares of these projects. The current balance of this type of loans at December 31, 2009 amounted to € 293 million (amount proportional to the Group’s interest in Gas Natural).

Preference shares

In October 1997 the Repsol YPF Group, through its subsidiary Repsol International Capital, issued preference shares of this company amounting to 725 million dollars under the following terms:

- Dividend:	7.45%, payable quarterly.

- Term:	perpetual, with the option for the issuer of early redemption from the fifth year onwards at face value.

- Guarantee:	subordinated Repsol YPF, S.A. guarantee.

- Remuneration:	payment of preference dividends is conditional upon the obtainment of a consolidated profit or upon the payment of dividends on common shares. If no dividend accrues, there is no subsequent obligation to pay it.

In May and December 2001 Repsol International Capital issued two new series of preference shares amounting to € 1 billion and € 2 billion, respectively, under the following terms:

- Dividend:	variable at a rate of 3 month Euribor with a minimum of 4% APR and a maximum of 7% APR for the first 10 years, and Euribor plus 3.5% from the tenth year onwards. The dividend is payable quarterly.

- Term:	perpetual, with the option for the issuer of early redemption from the tenth year onwards at face value.

- Guarantee:	subordinated Repsol YPF, S.A. guarantee.

- Remuneration:	preference, non cumulative dividends, conditional upon the obtainment of a consolidated profit or upon the payment of dividends on common shares.

The carrying amount of the foregoing instruments at December 31, 2009 and 2008 amounted to € 3,547 million and € 3,524 million, respectively, recorded under the item “Bank borrowings, bonds and other securities” in the accompanying Consolidated Balance Sheets.

In addition, the Gas Natural group, through Unión Fenosa Financial Services USA, has preference shares outstanding for a nominal amount of € 183 million at year end 2009 (amount proportional to the Group’s shareholding interest in Gas Natural).

(18)	FINANCIAL RISK AND CAPITAL MANAGEMENT

18.1)	Financial risk management

The Group businesses expose them to a series of financial risks: market risk, credit risk and liquidity risk. Repsol YPF has in place a risk management structure and systems that enable it to identify, measure and control the risks to which the Group is exposed.

18.1.1)	Market Risk

Market risk is the potential loss faced due to adverse movements in market variables. The Group is exposed to several types of market risks:

Exchange rate risk: The Group’s results and equity are exposed to fluctuations in exchange rates of the currencies in which it transacts. The Group’s most significant foreign currency exposure is to the US dollar.

Repsol YPF obtains part of its financing in dollars, either directly or indirectly through the use of foreign exchange derivatives (see Note 19).

Interest rate risk: Fluctuations in interest rates can affect interest income and expense through financial assets and liabilities with variable interest rates; which can also impact the fair value of financial assets and liabilities.

Repsol YPF occasionally enters into interest rate derivative transactions to mitigate the risk of changes in its finance costs or in the fair value of its debt. Generally, these derivatives are designated as hedging instruments for accounting purposes (see Note 19).

Commodity price risk: As a result of its trade operations and activities, the Group’s results are exposed to volatility in the prices of oil, natural gas and their derivative products.

Repsol YPF enters into derivative transactions to mitigate its exposure to price risk. These derivatives provide an economic hedge of the Group’s results, although not always designated as hedging instruments for accounting purposes (see Note 19).

The Company monitors exposure to market risk through ongoing sensitivity analysis. These strategies are complemented with other risk management measures when warranted by the nature of the risk exposure.

Sensitivity of financial instruments to market risk

The table below contains a sensitivity analysis of the main risks affecting the Group’s financial instruments, illustrating the potential impact on results and equity (within the headings comprising “Adjustments for changes in value”) in accordance with the requirements stipulated in IFRS 7 Financial instruments: disclosures.

This sensitivity analysis utilises variations in historically significant risk factors. The estimates made depict the impact of favourable and adverse changes. The impact on results and/or equity is estimated as a function of the financial instruments held by the Group at each year end.

a)	Exchange rate risk: The sensitivity of net profit and equity to an appreciation or depreciation of the currencies to which the Group is exposed is illustrated below:

Effect of fluctuations in the euro against the dollar:

	Currency appreciation (+)/ depreciation (-)	2009	2008
	5%	23	(2)
Impact on profit after tax	-5%	(25)	2

	5%	205	299
Impact on equity	-5%	(226)	(330)

In addition, a 5% appreciation of the US dollar against the Brazilian real or the Argentine peso in 2009 would have resulted in an increase in net profit of € 2 million and € 35 million, respectively.

Moreover, a 5% appreciation of the euro against the Brazilian real or the Argentine peso in 2009 would have resulted in an increase in equity of € 18 million and € 1 million, respectively.

b)	Interest rate risk:

At December 31, 2009 and 2008, the net balance of fixed-rate financing (refer to “Capital Management” below) amounted to € 7,745 million and € 4,935 million respectively. These amounts represented 53% and 68% of total net financing, respectively.

The sensitivity to changes in interest rates is depicted in the following table:

	Increase (+)/decrease (-) in interest rate (basis points)	2009	2008
	+50	(13)	(4)
Impact on profit after tax	-50	13	4

	+50	20	25
Impact on equity	-50	(20)	(25)

c)	Commodity price risk:

At December 31, 2009 and 2008, an increase or decrease of 10% in the prices of crude oil and oil derivatives would have had the following impact on profit after tax:

	10% increase (+)/ decrease (-)	2009	2008
	+10%	(50)	(27)
Impact on profit after tax	-10%	50	27

18.1.2)	Liquidity risk

Liquidity risk is associated to the ability of the Group to finance its obligations at reasonable market prices, as well as to carry out its business plans with stable financing sources.

Repsol YPF keeps a prudent protection policy facing liquidity risk. Accordingly, it keeps enough cash resources and other liquid financial instruments and unused credit lines available to meet the loan maturities and finance debt foreseen in the next twelve months. In addition, the Group had available unused credit lines for an amount of € 4,680 million and € 3,916 million at December 31, 2009 and 2008, respectively.

The tables below present an analysis on the maturities of the financial liabilities existing at December 31, 2009 and 2008.

December 31, 2009	Maturity Date
	2010	2011	2012	2013	2014	Subsequent years	Total
Trade payables	3,491	—	—	—	—	—	3,491
Other payables	4,127	—	—	—	—	—	4,127
Loans and other financial debts(1)	3,559	2,630	1,772	2,789	3,027	3,382	17,159
Preference Shares(1)(2)	70	57	57	233	55	3,504	3,976
Derivatives(1)	96	26	10	2	14	6	154

December 31, 2008	Maturity Date
	2009	2010	2011	2012	2013	Subsequent years	Total
Trade payables	3,174	—	—	—	—	—	3,174
Other payables	5,024	—	—	—	—	—	5,024
Loans and others financial debts(1)	1,957	2,405	502	1,111	1,314	2,562	9,851
Preference Shares(1)(2)	132	129	129	128	128	3,521	4,167
Derivatives(1)(3)	(27)	(93)	(29)	(1)	3	(88)	(235)

NOTE: The amounts shown are the contractual undiscounted cash flows; therefore, they differ from the amounts included on the consolidated balance sheet.

(1)	Corresponding to future maturities of the amounts recognised under the headings “Non-Current financial liabilities” and “Current financial liabilities” including future interest or dividends associated with these financial liabilities.

(2)	The preference shares issued are perpetual, redeemable only at the choice of the issuer (see details in Note 17). Underlying the schedule above is the assumption that preference shares are redeemed after 2014 with the exception of those issued by Union Fenosa Financial Services USA, a Gas Natural group company, which are assumed to be redeemed in 2013. The column “Subsequent years” includes only the face value of the instruments. The assumptions made are conventional and must not be interpreted as forecasts of the decisions the Group shall take in the future.

(3)	The contractual maturities of the derivatives included under this heading are outlined in Note 19.

18.1.3)	Credit risk

Credit risk is defined as the possibility of a third party not complying with his contractual obligations, thus creating losses for the Group.

Credit risk in the Group is measured and controlled in relation to the customer or individual third party. The Group has its own systems for the permanent credit evaluation of all its debtors and the determination of risk limits with respect to third parties, in line with best practices.

Maximum exposure

The exposure of the Group to credit risk is mainly attributable to commercial debts from trading transactions, whose amounts are shown on the consolidated balance sheet net of allowances for doubtful accounts for an amount of € 6,001 million and € 5,744 million, respectively at December 31, 2009 and 2008.

The allowances for doubtful accounts are measured by the following criteria:

-	The seniority of the debt

-	The existence of bankruptcy proceedings

-	The analysis of the capacity of the customer to return the credit granted.

The allowances for doubtful accounts are shown at December 31, 2009 and 2008 in Note 13 about financial assets. These allowances represent the best estimates of the Group for the losses incurred in relation to the accounts receivable.

The maximum exposure to credit risk of the Group, according to the type of financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below, is detailed below at December 31, 2009 and 2008:

	Millions of euros
Maximum exposure	2009	2008
Commercial debts	6,396	6,074
Derivatives	247	403
Cash and cash equivalents	2,308	2,922

The credit risk affecting liquid funds, derivatives and other financial instruments is limited because the counterparties are bank or insurance entities carrying high and duly documented credit ratings in accordance with the market conventions regulating these kinds of financial transactions. Likewise, the vast majority of the accounts receivable neither due nor provisioned have a high credit quality according to the valuations of the Group, based on the solvency analysis and the payment habits of each customer.

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

Effective third party guarantees extended to the Group amounted to € 2,533 million at December 31, 2009 and € 2,462 million at December 31, 2008. The additional consideration of maximum guarantees under the Solred card marketing agreements with banks and savings banks would increase the 2009 balance by € 359 million. Of this amount, commercial debts at December 31, 2009 and 2008 covered by guarantees amounted to € 779 million and € 701 million, respectively.

During 2009, the Group executed guarantees received for an amount of € 24 million. During 2008 this figure was € 10 million.

Non-impaired	overdue financial assets

The following table discloses the aging of the non-provisioned due debt:

	Millions of euros
Due Date	2009	2008
-Non due debt	5,440	5,098
-Due debt 0-30 days	173	409
-Due debt 31-180 days	186	199
-Due debt for more than 180 days(1)	201	38

Total	6,001	5,744

(1)	Mainly corresponds to guaranteed debt or debt with Official Organisms.

Impaired financial assets are disclosed in Note 13.

18.2)	Capital management

Repsol YPF, as an essential part of its strategy, has committed to a policy of financial prudence. The financial structure targeted is defined by this commitment of solvency and the aim to maximise shareholder returns, by optimising the cost of capital.

The target financial structure is guided by the leverage ratio that expresses net financing as a percentage of net financing plus equity:

Net financing
Net financing + Equity

The criteria for the calculation of this ratio are the following:

Net financing includes net financial debt and preference shares. Preference shares are factored into this leverage ratio on account of their significant weight in the Group’s financing structure, although their perpetual nature equates them to equity instruments in terms of solvency analysis and creditor claims.

The formula utilises net financial debt and not gross debt to factor in the effect of short term investments. Repsol YPF maintains a prudent protection policy in relation to liquidity risk. Thus, Repsol maintains enough cash resources and other liquid financial instruments to meet the loan maturities and finance debt foreseen in the next twelve months. Thus, this ratio shows more accurately the solvency of the Group, using the concept of net debt, instead of gross debt, where financial investments are deducted.

The net financial debt includes the following items of the consolidated balance sheet at December 31, 2009 and 2008:

	Millions of euros
	2009	2008
Non-current financial liabilities	15,411	10,432
Less: Preference shares (see Note 17)	(3,726)	(3,524)
Current financial liabilities	3,499	1,853
Non-current financial assets	(1,732)	(2,465)
Less: Financial assets available for sale (see Note 13)	173	881
Other current financial assets(1)	(332)	(498)
Cash and cash equivalents	(2,308)	(2,922)
Hedging derivatives instruments on interest rate (see Note 17)	(57)	(275)

Net Financial Debt	10,928	3,482
Preference Shares (see Note 17)	3,726	3,524

Net financing(2)	14,654	7,006

(1)	Excludes € 381 million, recorded under “Other current financial assets” in the consolidated balance sheet corresponding to the funding of the tariff deficit in the regulated electricity segment, owned through the Group’s interest in Gas Natural.

(2)	In addition, at December 31, 2009 and 2008, this heading includes € 1,919 and € 721 million, respectively, included under “Other non-current liabilities” and € 172 and € 31 million under “Other payables” corresponding to financial leases measured at amortised cost (see Note 23).

The trend in this leverage ratio is monitored systematically. Similarly leverage projections are a key—and limiting—input into Group investment decision-making process and dividend policy. At December 31, 2009 and 2008, this ratio stood at 40.7% and 25.0%, respectively.

The increase in net debt in 2009 primarily reflects the acquisition of Unión Fenosa by Gas Natural, due to both the scale of the acquisition financing taken on by Gas Natural and the consolidation of existing debt at Unión Fenosa.

(19)	DERIVATIVE TRANSACTIONS

In 2009 the Repsol YPF Group carried out the following types of hedging transactions:

1. Fair value hedges of assets or liabilities

2. Cash flow hedges

3. Hedges of net investments in foreign operations

In addition, the Repsol YPF Group performed other transactions with derivative instruments in 2009 and 2008 that do not qualify as accounting hedges.

The table below reflects the impact on the balance sheet of derivative instruments at December 31, 2009 and 2008 as a result of changes in their fair value since their origination:

Million of Euros
December 31, 2009
Classification	Non-current Assets	Current Assets	Non-current Liability	Current Liability	Fair Value
Hedge derivative instruments	86	137	(134)	(39)	50
Fair Value:	84	5	—	(3)	86
-interest rate	84	—	—	—	84
-exchange rate	—	5	—	(2)	3
-commodities prices	—	—	—	(1)	(1)

Cash Flow:	2	2	(127)	(8)	(131)
-interest rate	2	—	(127)	(3)	(128)
-exchange rate	—	2	—	(1)	1
-commodities prices	—	—	—	(4)	(4)

Net Investment	—	130	(7)	(28)	95

Other derivative instruments	—	25	(10)	(70)	(55)

TOTAL(1)	86	162	(144)	(109)	(5)

(1)	Includes derivatives with a negative measurement of € 57 million in respect of interest rates.

Million of Euros
December 31, 2008
Classification	Non-current Assets	Current Assets	Non-current Liability	Current Liability	Fair Value
Hedge derivative instruments	131	149	(285)	(15)	(20)

Fair Value:	65	8	—	(5)	68
-interest rate	64	—	—	—	64
-exchange and interest rate	1	—	—	(3)	(2)
-exchange rate	—	8	—	(2)	6

Cash Flow:	—	14	(155)	(6)	(147)
-interest rate	—	4	(155)	—	(151)
-exchange rate	—	5	—	(5)	—
-commodities prices	—	5	—	(1)	4

Net Investment	66	127	(130)	(4)	59

Other derivative instruments	15	108	(34)	(54)	35

TOTAL(1)	146	257	(319)	(69)	15

(1)	Includes derivatives with a negative measurement of € 275 million in respect of interest rates.

19.1)	Fair value hedges of assets or liabilities

These are hedges of the exposure to changes in the fair value of an asset or a liability recognised for accounting purposes, an unrecognised firm commitment or an identified portion of the aforementioned asset, liability or firm commitment that can be attributed to a particular risk and might affect the net income for the period. The most significant transactions are detailed below.

The 2009 income statement recognises a gain of € 15 million within “Financial result” (2008: € 44 million) and a loss of € 1 million (2008: a gain of € 2 million) within “Operating income” in connection with fair value hedges. Both amounts were fully offset by the effects of measuring the hedged items at fair value, the effects of which are recognised in these same income statement headings. The net effect on the income statement is zero as the hedges were 100% effective.

The most significant transactions are outlined below.

Interest rate options

In May 2001 Repsol YPF arranged a zero-cost interest rate swap option on a notional amount of €1,000 million, tied to the preference shares issued on that date (see Note 17).

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

Also, in April 2002, effective June 30, 2002, Repsol YPF arranged a zero-cost interest rate swap option on a notional amount of € 1,000 million tied to the € 2,000 million preference share issue issued in December 2001 (see Note 17).

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

By these purchase and sale transactions on interest options, of the total sum of the € 2,000 million corresponding to the issue of preference shares in December 2001, € 1,000 million have been at a floating rate of 3 months EURIBOR, for the period from September 30, 2002 and December 31, 2011.

At December 31, 2009 and 2008, the fair value of these purchase and sale transaction of interest rate options of € 84 million and € 64 million, respectively, have been recorded in the assets of the consolidated balance sheet attached.

Interest rate hedges

At December 31, 2009, Repsol YPF, through its shareholding in Gas Natural, had arranged forward contracts designated as fair value interest rate hedges. The breakdown of these transactions is as follows:

	(millions of euros)
	Maturity
December 31, 2009	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
1.) Floating to fixed
Contract amount/notional (EUR)	1	1	1	1	8	—	12	—
Average rate payable (EUR)	3.57%	3.57%	3.57%	3.57%	3.57%
Average rate receivable (EUR)	1.51%	1.51%	1.51%	1.51%	1.51%

Cross-currency IRS

At December 31, 2009 and 2008 Repsol YPF through its stake in Gas Natural, has trading transactions of mixed currency and interest swaps to cover the fair value in the financial transactions traded. The detail of said transactions at December 31, 2009 and 2008 is the following:

	(millions of euros)
	Maturity
December 31, 2009	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
Floating to Fixed
Contract amount/notional (BRL)	1	1	1				3	—
Average rate payable (BRL)	101.9 CDI - 129% CDI	101.9 CDI - 129% CDI	101.9 CDI - 129% CDI	—	—	—
Average rate receivable (USD)	libor a.t + 0.6% a.s	libor a.t + 0.6%a.s	libor a.t + 0.6%a.s	—	—	—

	(millions of euros)
	Maturity
December 31, 2008	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
Floating to Fixed
Contract amount/notional (BRL)	1	1	1	1	—	—	4	1
Average rate payable (BRL)	CDI + 4.97%	101.90% CDI 129% CDI	101.90% CDI 129% CDI	101.90% CDI	—	—
Average rate receivable(USD)	USD + 8.30%	LIBOR a.t + 0.60% a.a US$ + 10.59% a.a	LIBOR a.t + 0.60% a.a US$ + 10.59% a.a	LIBOR a.t + 0.60% a.a	—	—
Floating to Fixed
Contract amount/notional (BRL)	5	—	—	—	—	—	5	(3)
Average rate payable (BRL)	101.90% CDI 113.04% CDI	—	—	—	—	—	—	—
Average rate receivable(USD)	LIBOR a.t + 0.60% a.a US$ + 7.66% a.a	—	—	—	—	—	—	—

Foreign exchange rate transactions

Forward Contracts

At December 31, 2009, Repsol YPF, through its stake in Gas Natural, had arranged forward cash flow hedging transactions to hedge its exposure to foreign exchange risk. The detail of these contracts is as follows:

	(millions of euros)
December 31, 2009	Maturity
	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value(1)
USD/Euro(2)
Contract amount (USD)	163	—		—	—	—	163	3
Contract average exchange rate	1.46
MAD/Euro(2)
Contract amount (MAD)	1	—	—	—	—	—	1	—
Contract average exchange rate	7.98

At December 31, 2008, Repsol YPF, through its interest in Gas Natural, had arranged forward contracts designated as fair value foreign exchange hedges. The breakdown of these transactions is as follows:

December 31, 2008	Maturity
	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value(1)
USD/Euro(2)
Contract amount (USD)	136	—	—	—	—	—	136	6
Contract average exchange rate	1.43
MAD/Euro(2)
Contract amount (MAD)	2	—	—	—	—	—	2	—
Contract average exchange rate	8.13

(1)	In millions of euros equivalent.

(2)	Repsol YPF buys the first currency mentioned and sells the second.

19.2)	Cash flow hedges

These are hedges of the exposure to variability in cash flows that: (i) is attributed to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecasted transaction; and (ii) could affect profit or loss.

The detail of the most significant transactions is as follows:

Interest rate transactions

i.	Interest rate swaps

At December 31, 2009 and 2008, the Repsol YPF Group held the following interest rate swaps as hedges:

	(millions of euros)
	Maturity
December 31, 2009	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
1.) Floating to fixed
Contract amount/notional (EUR)	—	—	750	—	—	—	750	(42)
Average rate payable (EUR)			4.23%
Average rate receivable (EUR)			3m. Euribor

Contract amount/notional (USD)	33	6	6	7	7	274	333	(35)
Average rate payable (USD)	1.66%	5.24%	5.24%	5.24%	5.25%	5.27%
Average rate receivable (USD)	3 m. Libor	3 m. Libor	3 m. Libor	3 m. Libor	3 m. Libor	3 m. Libor

Contract amount/notional (EUR)	0.42	180.51	0.48	2.40	0.90	0.63	185	(6)
Average rate payable (EUR)	3.58%	3.15%	3.58%	3.58%	3.58%	3.58%
Average rate receivable (EUR)	6 m. Euribor	6 m. Euribor	6 m. Euribor	6 m. Euribor	6 m. Euribor	6 m. Euribor

Contract amount/notional (EUR)	600	503	—	—	—	—	1,103	(24)
Average rate payable (EUR)	1.12%	3.83
Average rate receivable (EUR)	1 m. Euribor	1 m. Euribor

Contract amount/notional (EUR)	60	90	60	—	—	—	210	(10)
Average rate payable (EUR)	3.77%	3.77%	3.77%
Average rate receivable (EUR)	1 m. Euribor	1 m. Euribor	1 m. Euribor

Contract amount/notional (EUR)	2.30	2.97	3.20	3.80	3.30	36.70	52.27	(2)
Average rate payable (EUR)	3.57%	3.57%	3.57%	3.57%	3.57%	3.57%
Average rate receivable (EUR)	1.51%	1.51%	1.51%	1.51%	1.51%	1.51%

Contract amount/notional (ARS)	1.65	—	—	—	—	—	1.65	—
Average rate payable (ARS)	17.25%
Average rate receivable (ARS)	Badlar

Contract amount/notional (USD)	2	1	49	2	1	15	69	(2)
Average rate payable (USD)	4.67%	4.67%	4.67%	4.67%	4.67%	4.67%
Average rate receivable (USD)	6 m. Libor	6 m. Libor	6 m. Libor	6 m. Libor	6 m. Libor	6 m. Libor

Contract amount/notional (USD)	2	2	2	2	2	28	38	(3)
Average rate payable (USD)	4.82%	4.82%	4.82%	4.82%	4.82%	4.82%
Average rate receivable (USD)	6 m. Libor	6 m. Libor	6 m. Libor	6 m. Libor	6 m. Libor	6 m. Libor
	+0.6	+0.6	+0.6	+0.6	+0.6	+0.6

Contract amount/notional (USD)	11	2	3	3	3	10	32	(4)
Average rate payable (USD)	6.38%	6.38%	6.38%	6.38%	6.38%	6.38%
Average rate receivable (USD)	3 m. Libor	3 m. Libor	3 m. Libor	3 m. Libor	3 m. Libor	3 m. Libor

	(Millions of euros)
	Maturity
December 31, 2008	2009	2010	2011	2012	2013	Subsequent Years	Total	Fair Value
1.) Floating to fixed
Contract amount/notional (EUR)	—	—	—	750	—	—	750	(34)
Average rate payable (EUR)				4.23%
Average rate receivable (EUR)				3 m. Euribor

Contract amount/notional (MXN)	10	—	—	—	—	—	10	—
Average rate payable (MXN)	28-day SIIR
Average rate receivable (MXN)	28-day SIIR

Contract amount/notional (USD)	—	—	—	—	—	397	397	(85)
Average rate payable (USD)						5.27%
Average rate receivable (USD)						3 m. Libor

Contract amount/notional (EUR)	371	371	186	1	2	2	931	(3)
Average rate payable (EUR)	3.15%	3.15%	3.15%	3.3%	3.07%	3.74%
Average rate receivable (EUR)	6 m. Euribor	6 m. Euribor	6 m. Euribor	6 m. Euribor	6 m. Euribor	6 m. Euribor

Contract amount/notional (EUR)	62	—	—	—	—	—	62	—
Average rate payable (EUR)	3.67%
Average rate receivable (EUR)	3 m. Euribor

Contract amount/notional (EUR)	—	62	609	62	—	—	733	(25)
Average rate payable (EUR)		3.77%	3.82%	3.77%
Average rate receivable (EUR)		1 m. Euribor	1 m. Euribor	1 m. Euribor

Contract amount/notional (ARS)	—	1.94	—	—	—	—	1.94	—
Average rate payable (ARS)		17.25%
Average rate receivable (ARS)		Badlar

In 2007 the cash flow hedge provided by two interest rate swaps for a notional amount of € 674 million associated with a preference share issue was discontinued as the hedges were no longer effective. These swaps were settled in 2008 at an effective loss of € 0.2 million.

The loss accumulated in equity under “Adjustments for changes in value” at December 31, 2009 was €39 million (2008: € 43 million) and will be amortised over the life of the underlying preference shares hedged instrument. The amount of “Adjustments for changes in value” transferred to the income statement in both 2009 and 2008 was € 4 million.

ii.	Interest rate options

At December 31, 2009 and 2008, Repsol YPF, through its shareholding in Gas Natural, had arranged interest rate options. The detail of these hedging transactions is as follows:

	(millions of euros)
	Maturity
December 31, 2009	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
Collar
Contract amount/notional (EUR)	1.87	1.15	3.85	0.75	0.78	0.78	9.18	—
Cap call option
Average rate payable	5.21%	5.65%	5.37%	5.65%	5.65%	5.65%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor
Floor put option
Average rate payable	3.30%	3.63%	3.98%	3.63%	3.63%	3.63%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor

	(millions of euros)
	Maturity
December 31, 2008	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
1.) Collar
Contract amount/notional (EUR)	5.17	1.93	1.19	3.97	0.77	1.60	14.63	—
Cap call option
Average rate payable	5.32%	5.20%	5.64%	5.38%	5.60%	5.55%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor
Floor put option
Average rate payable	3.54%	3.30%	3.62%	4.01%	3.54%	3.44%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor

2.) Forward option starting
Contract amount/notional (BRL)	1.28	—	—	—	—	—	1.28	—
Cap call option
Rate payable	14.30%
Rate receivable	100% CDI

iii.	Cross currency IRS

At December 31, 2008, Repsol YPF, through its shareholding in Gas Natural, had arranged cross-currency interest rate swaps qualified as interest rate hedges:

	(millions of euros)
	Maturity
December 31, 2008	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
Floating to Fixed
Contract amount (USD)	13	—	—	—	—	—	13	2
Average rate payable (ARS)	14.30%
Average rate receivable (USD)	Libor 6m

Floating to Fixed
Contract amount (USD)	3	12	2	3	3	14	37	(6)
Average rate payable (USD)	6.38%
Average rate receivable (USD)	Libor 3m

Foreign exchange rate transactions

Forward contracts

At December 31, 2009 and 2008, Repsol YPF, through its investment in Bahía de Bizkaia Electricidad, S.L., Gas Natural and other associates had arranged forward cash flow hedging transactions to hedge its exposure to foreign exchange risk. The detail of these contracts is as follows:

	(millions of euros)
	Maturity
December 31, 2009	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value(1)
USD/Euro(2)
Contract amount (USD)	244	2	2	2	2	2	254	2
Contract average exchange rate	1.44	1.29	1.30	1.31	1.32	1.33

Euro/USD(2)
Contract amount (EUR)	441	—	—	—	—	—	441	(1)
Contract average exchange rate	1.44

	(millions of euros)
	Maturity
December 31, 2008	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value(1)
USD/Euro(2)
Contract amount (USD)	165	2	2	2	2	4	177	(5)
Contract average exchange rate	1.39

USD/Euro(2)
Contract amount (USD)	37	3	—	—	—	—	40	—
Contract average exchange rate	1.38	1.38

JPY/Euro(2)
Contract amount (JPY)	21	—	—	—	—	—	21	5
Contract average exchange rate	156.45

(1)	In millions of euros equivalent.

(2)	Repsol YPF buys the first currency mentioned and sells the second.

Commodity price hedges

At December 31, 2009 and 2008 Repsol YPF, through its shareholding in Gas Natural, had arranged swaps to hedge changes in natural gas and electricity prices denominated in euros for a net nominal value of €54 million and €27 million, respectively. The net fair value of these instruments at year end 2009 was a negative €4 million (2008: positive €4 million).

19.3)	Hedges of a net investment

These instruments hedge the foreign currency risk arising from net investments in foreign operations.

Repsol YPF has arranged forward currency purchase and sale contract as part of its global strategy of management exposure to foreign currency exposure via its foreign investments.

The most significant derivative transactions in existence at December 31, 2009 and 2008 are the following:

i)	Forward currency contracts

The nominal value, maturity and fair value of these financial instruments at December 31, 2008 is as follows:

	Maturity
December 31, 2008	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value(1)
Eur/USD(2)
Contract amount (EUR)	1,678	—	—	—	—	—	1,678	124
Contract average exchange rate	1.2846

(1)	In millions of euros equivalent.

(2)	Repsol YPF buys the first currency mentioned and sells the second.

Hedge accounting for these instruments was discontinued in 2009. The decline in the fair value of these derivatives from January 1, 2009 to the discontinuation and settlement date, of €117 million, was recognised in translation differences within “Adjustments for changes in value”.

ii)	Cross currency IRS

The nominal value, maturity and fair value of these financial instruments at December 31, 2009 and 2008 is as follows:

	(millions of euros)
	Maturity
December 31, 2009	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
Fixed to Fixed
Contract amount/notional (EUR)	342	—	—	—	158	—	500	(35)
Average rate payable (USD)	3.02%	—	—	—	3.88%	—
Average rate receivable (EUR)	4.42%	—	—	—	4.22%	—

	(millions of euros)
	Maturity
December 31, 2008	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
Fixed to Fixed
Contract amount/notional (EUR)	—	342	—	750	700	658	2,450	(195)
Average rate payable (USD)	—	3.02%	—	4.97%	5.25%	4.95%
Average rate receivable (EUR)	—	4.42%	—	4.22%	4.41%	4.41%

In 2009 hedge accounting was discontinued for cross-currency IRSs with a notional value of €1,950 million. The increase in the fair value of these derivatives between January 1, 2009 and the discontinuation date, of €7 million, was recognised in translation differences within “Adjustments for changes in value”. These instruments were subsequently unwound, giving rise to a gain of €168 million, recognised within “Financial result” in the 2009 consolidated income statement. This balance is included in “Gains (losses) on other derivatives”, as disclosed in Note 19.4 below.

In addition to the instruments listed in the tables above, the Group has arranged cross-currency IRSs on a notional value equivalent to €300 million, maturity 2010, for which hedge accounting was discontinued on February 21, 2008, subsequent to which date these instruments are considered derivatives held for trading (see section 19.4 ii below). When hedge accounting was discontinued, their fair value was €130 million; this balance was recognised on the asset side of the balance sheet as a hedge of a net investment.

19.4)	Other derivative transactions

Additionally, Repsol YPF has arranged a series of derivatives to manage its exposure to interest rate, foreign exchange and price risk that do not qualified as accounting hedges under IAS 39.

The 2009 consolidated income statement recognises a gain of €213 million within “Financial result” (2008: €86 million) and a loss of €84 million (2008: a gain of €36 million) within “Operating income” in connection with derivatives held for trading, including those still outstanding at year end and those settled during the course of the year.

The most significant transactions are outlined below:

i)	Interest rate swaps

The Group had arranged swaps to hedge the financial impact of its exposure to interest rate risk that do not qualify as hedge accounting at December 31, 2009 and 2008. The breakdown is as follows:

	(millions of euros)
	Maturity
December 31, 2009	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
1.) Floating to Fixed
Contract amount/notional (EUR)	300	—	—	—	—	—	—	(16)
Average rate payable (EUR)	6.00%
Average rate receivable (EUR)	Euribor 3m + 0.51

	(millions of euros)
	Maturity
December 31, 2008	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
1.) Floating to Fixed
Contract amount/notional (EUR)	—	300	—	—	—	—	300	(18)
Average rate payable (EUR)		6.00%
Average rate receivable (EUR)		Euribor 3m + 0.51%

ii)	Cross currency IRS

In 2008 the Group discontinued hedge accounting for cross-currency IRS used to hedge net investment in a foreign operation in the amount of €2,175 million, of which, €1,875 million of these instruments were cancelled during the year.

The cross-currency IRSs corresponding to the discontinued hedges that have not been cancelled and which continued to be recognised in the Group’s financial statements at December 31, 2009 as derivatives held for trading are detailed below:

	(millions of euros)
	Maturity
December 31, 2009	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
Fixed to Fixed
Contract amount/notional (EUR)	300		—	—	—	—	300	128
Average rate payable (USD)	6.94%
Average rate receivable (EUR)	6.00%

	(millions of euros)
	Maturity
December 31, 2008	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value

Fixed to Fixed
Contract amount/notional (EUR)	—	300	—	—	—	—	300	121
Average rate payable (USD)		6.94%
Average rate receivable (EUR)		6.00%

The fair value of these instruments when hedge accounting was discontinued in February 2008 amounted to € 130 million (see section 19.3 ii above). The decline in the fair value of these instruments from the discontinuation of hedge accounting to December 31, 2009 (€ 2 million) and to December 31, 2008 (€ 9 million) was recognised as derivatives held for trading on the liability side of the balance sheet.

In addition, at December 31, 2009 the Group had written the following cross-currency IRSs that were not registered as accounting hedges:

	(millions of euros)
	Maturity
December 31, 2009	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
Fixed to Fixed
Contract amount/notional (JPY)	—	—	—	—	—	1	1	(8)
Average rate payable (JPY)						7.09%
Average rate receivable (USD)						4.75%

iii)	Other forward contracts

Repsol YPF has arranged other forward contracts as part of its global strategy of managing exposure to foreign currency risk. The nominal value, maturity and fair value of these financial instruments were recognised in the consolidated balance sheet at December 31, 2009 and 2008 as follows:

	(millions of euros)
	Maturity
December 31, 2009	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
EUR/USD
Contract amount (EUR)	2,222	—	—	—	—	—	2,222	7
Contract average exchange rate	1.4363

USD/EUR
Contract amount (USD)	367	—	—	—	—	—	367	(8)
Contract average exchange rate	1.4113

CLP/USD
Contract amount (CLP)	74	—	—	—	—	—	74	—
Contract average exchange rate	506.56

USD/PEN
Contract amount (USD)	12	—	—	—	—	—	12	—
Contract average exchange rate	2.89

USD/BRL
Contract amount (USD)	329	—	—	—	—	—	329	(2)
Contract average exchange rate	1.76

CAD/USD
Contract amount (USD)	19	—	—	—	—	—	19	—
Contract average exchange rate	1.05

JPY/USD
Contract amount (USD)	28	—	—	—	—	—	28	—
Contract average exchange rate	1.05

	(millions of euros)
	Maturity
December 31, 2008	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
EUR/USD
Contract amount (EUR)	2,106	—	—	—	—	—	2,106	48
Contract average exchange rate	1.3585

USD/EUR
Contract amount (USD)	1,275	—	—	—	—	—	1,079	(27)
Contract average exchange rate	1.3618

CLP/USD
Contract amount (CLP)	47	—	—	—	—	—	47	—
Contract average exchange rate	643.49

USD/PEN
Contract amount (USD)	18	—	—	—	—	—	18	—
Contract average exchange rate	3.12

(1)	In millions of euros equivalent.

(2)	Repsol YPF buys the first currency mentioned and sells the second.

iv)	Equity Swaps

In 2008 Gas Natural signed equity swap contracts with UBS Limited, ING Belgium and Société Générale representing 9.40% of the capital stock, on a total of 85,886,762 Unión Fenosa, S.A. shares as the underlying securities, which allowed Gas Natural to settle this operation, either as a result of differences (cash payments) or by means of acquiring said shares (physical liquidation) as from the date on which the necessary permits are awarded. Each agreement established a price ceiling (from 17.13 to 17.57 euros per share, on the basis of the agreement). Fair value recorded in the consolidated balance sheet for those operations at December 31, 2008 was € 11 million. In 2009 Gas Natural settled these instruments in conjunction with the acquisition of Unión Fenosa (see Note 30).

v)	Future contracts on commodities

The risk associated with future physical crude oil and other oil product purchase or sale transactions is hedged through the arrangement of derivative instruments, basically futures and swaps.

At December 31, 2009 and 2008, the open positions were as follows:

		Maturity							(Millions of Euros)
December 31, 2009		2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
	Units
Purchase contracts
BRENT	Thousands of barrels	1,499						1,499	3
WTI	Thousands of barrels	1,500	—	—	—	—	—	1,500	2
NYMEX HHO	Thousands of barrels	62	—	—	—	—	—	62	—
IPE GO	Thousands of tons	135	—	—	—	—	—	135	2
RBOB	Thousands of barrels	855	—	—	—	—	—	855	—
Henry Hub	TBTU	30	—	—	—	—	—	30	—

Sale contracts
BRENT	Thousands of barrels	4,036						4,036	(6)
WTI	Thousands of barrels	4,411	—	—	—	—	—	4,411	(11)
NYMEX HHO	Thousands of barrels	982	—	—	—	—	—	982	(2)
IPE GO	Thousands of tons	229	—	—	—	—	—	229	(4)
RBOB	Thousands of barrels	602	—	—	—	—	—	602	(1)
Henry Hub	TBTU	86	—	—	—	—	—	86	1

Swaps
WTI	Thousands of barrels	1,350	—	—	—	—	—	1,350	(4)
Brent	Thousands of barrels	7,268	—	—	—	—	—	7,268	3
JET	Thousands of tons	190	—	—	—	—	—	190	(1)
UNL 87	Thousands of barrels	230	—	—	—	—	—	230	(1)
GO	Thousands of tons	185	—	—	—	—	—	185	(1)
Premium Unl	Thousands of tons	3	—	—	—	—	—	3	—
Fuel Oil	Thousands of tons	77	67	67	68	—	—	279	—
Naphtha	Thousands of tons	188	—	—	—	—	—	188	(1)

Freight derivatives
BITRA	Thousands of tons	240	—	—	—	—	—	240	—

Options Purchase contracts
Call	Thousands of barrels	2,000	—	—	—	—	—	2,000	—
Put	Thousands of barrels	17,000	—	—	—	—	—	17,000	—

Sale contracts
Call	Thousands of barrels	7,800	—	—	—	—	—	7,800	(1)
Put	Thousands of barrels	7,000	—	—	—	—	—	7,000	—

COLLAR Fuel Oil
Call	Tons	6,900	—	—	—	—	—	6,900	—
Put	Tons	6,900	—	—	—	—	—	6,900	—

December 31, 2008	Thousand of barrels except(*)	Maturity							(Millions of euros)
		2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value

Purchase contracts
WTI	523	523	—	—	—	—	—	523	(1)
NYMEX HHO	42	42	—	—	—	—	—	42	—
IPE GO(*)	113	113	—	—	—	—	—	113	(6)
RBOB	35	35	—	—	—	—	—	35	—

Sale contracts
WTI	1,707	1,707	—	—	—	—	—	1,707	—
IPE GO(*)	138	138	—	—	—	—	—	138	—
IPE BRENT	834	834	—	—	—	—	—	834	(2)
NYMEX HHO	570	570	—	—	—	—	—	570	6

Swaps
WTI	2,600	2,600	—	—	—	—	—	2,600	15
Brent	11,211	11,211	—	—	—	—	—	11,211	(4)
JET	63	63	—	—	—	—	—	63	12
HHO	295	295	—	—	—	—	—	295	—
GO(*)	49	49	—	—	—	—	—	49	—
Propane(*)	50	50	—	—	—	—	—	50	—
Fuel Oil(*)	50	50	—	—	—	—	—	50	—
Naphtha(*)	6	6	—	—	—	—	—	6	—

(*)	In thousands of tons

At year end 2009 “Other receivables” includes € 1 million (2008: € 7 million) corresponding to the fair value of commodity purchase agreements measured in accordance with IAS 39, as detailed in section 4.22 of Note 4.

In addition, through its shareholding in Gas Natural, carried commodity price derivatives with a negative fair value of € 1 million (notional value: approximately € 2 million).

vi)	CO2 emission allowances derivatives:

The Group arranges emission allowance future contracts and swaps (EUAs and CERs), which are measured at fair value under IAS 39, with the objective of optimize the cost of the Group’s emissions each year. The fair value of these instruments is approximately € 1 million.

(20)	PROVISIONS

The balance of provisions at December 31, 2009, 2008 and 2007 as well as the changes in the related headings in both years is detailed in the following table:

	Millions of Euros
	Long-Term Provisions				Short-Term Provisions
	Provision for Pensions(1)	Provision for Field Dismantling Costs	Other Provisions	Total	Provision for Pensions(1)	Other Provisions	Total

Balance at December 31, 2006	75	855	1,730	2,660	11	286	297
Period provisions charged to income(2)	10	62	443	515	2	85	87
Reversals of provisions with a credit to results(3)	(4)	(2)	(122)	(128)	(1)	(3)	(4)
Provisions released due to payment	(3)	(15)	(139)	(157)	(13)	(130)	(143)
Changes in the scope of consolidation	—	—	—	—	—	(2)	(2)
Translation differences	(7)	(84)	(102)	(193)		(15)	(15)
Reclassifications and other changes(5)	(5)	115	(242)	(132)	4	62	66

Balance at December 31, 2007	66	931	1,568	2,565	3	283	286

Period provisions charged to results(2)	2	82	627	711	2	39	41
Reversals of provisions with a credit to results(3)	(2)	(1)	(160)	(163)	—	(7)	(7)
Provisions released due to payment	(9)	(19)	(98)	(126)	—	(233)	(233)
Changes in the scope of consolidation	—	(9)	(17)	(26)	—	—	0
Translation differences	(2)	49	50	97	—	10	10
Reclassifications and other changes(5)	1	68	(409)	(340)	5	337	342

Balance at December 31, 2008	56	1,101	1,561	2,718	10	429	439

Period provisions charged to results(2)	34	109	576	719	—	20	20
Reversals of provisions with a credit to results(3)	(19)	(24)	(188)	(231)	(1)	(54)	(55)
Provisions released due to payment	(15)	(41)	(83)	(139)	(4)	(170)	(174)
Changes in the scope of consolidation(4)	186	30	163	379	—	33	33
Translation differences	7	(34)	(31)	(58)	—	(4)	(4)
Reclassifications and other changes(5)	(11)	(3)	(277)	(291)	—	23	23

Balance at December 31, 2009	238	1,138	1,721	3,097	5	277	282

(1)	See Note 21.

(2)	In 2007, “Other provisions” relates mainly to (i) personnel restructuring plans (€ 22 million), (ii) environmental contingencies (€ 90 million) and (iii) litigation (€ 246 million). It also included € 144 million related to the discount to present value of the provisions. In 2008, “Other provisions” includes the following charges (i) € 208 million for the consumption of CO2 emission allowances, (ii) € 133 million for environmental contingencies and (iii) € 82 million for litigation. These charges also include the € 151 million effect of discounting provisions to present value. In 2009, “Other provisions” includes the following charges (i) a € 163 million provision for the consumption of CO2 emission allowances, (ii) € 45 million for environmental contingencies and (iii) € 126 million for litigation (see Note 35). In 2009, the effect of discounting provisions to present value amounted to € 233 million.

(3)	The amounts credited include the reversals of several provisions recognised by Group companies in several countries as a result of changes in the circumstances arose at the original recognition.

(4)	This balance corresponds primarily to the acquisition of Unión Fenosa by Gas Natural (see Note 30).

(5)	“Provision for field dismantling costs” includes € 54 million, € 68 million and € 33 million in 2007, 2008 and 2009, respectively, arising from additions to PP&E as well as the dismantling cost provisions recognised during these years.

(21)	PENSION PLANS AND OTHER PERSONNEL OBLIGATIONS

a)	Defined contribution pension plans

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

YPF and other subsidiaries outside Spain also have a defined contribution pension plan for their employees and directors of its main companies, in which the company contributes basically the same amount as the participant up to a stipulated ceiling.

Also, the Gas Natural Group has defined contribution pension plans for certain employees.

In relation to these pension plans, the annual cost charged to “Personnel expenses” in the Consolidated Income Statements amounted to € 45 million, € 42 million and € 37 million in 2009, 2008 and 2007, respectively.

Executives of the Repsol Group in Spain are beneficiaries of an executive pension plan that complements the standard pension plan denominated “Plan de previsión de Directivos” which covers the participant retirement, disability and death. Repsol YPF makes defined contributions based on a percentage of participants’ salaries. The plan guarantees a fixed return equivalent to 125% of the prior year national consumer price index. The plan is instrumented through collective insurances that covers pension obligations, subscribed with an insurance entity. Premiums paid under these policies finance and externalise the Group’s commitments in respect of ordinary contributions, as well as the fixed return mentioned above. The officer (or his/her beneficiaries) becomes entitled to receive the plan benefits in the event of retirement, death or total permanent disability, and under certain other circumstances defined in the plan rules. The cost of this plan recognised under “Personnel expenses” in the consolidated income statement was € 3 million, € 6 million and € 9 million in 2009, 2008 and 2007, respectively.

b)	Defined benefit pension plans

Repsol YPF, primarily through Gas Natural, REFAP and a YPF subsidiary, has arranged defined benefit pension plans for certain employee groups in Spain, Brazil, Colombia and the United States, among other countries. The breakdown of the provisions recognised in connection with these plans is as follows:

	2009	2008
Spain (Note b.1)	117	13
Colombia (Note b.2)	67	—
Brazil (Note b.3)	21	9
United States (Note b.4)	20	27
Other	18	17

Total(1)	243	66

(1)	The fluctuation primarily reflects the consolidation of the defined benefit plans of the Unión Fenosa group as a consequence of the business combination with Gas Natural (see Note 30).

b.1)	At December 31, 2009 and 2008, the Group maintained, through Gas Natural, the following commitments for certain employee groups in Spain:

-	Pensioners (retirees, disabled employees, widows and orphans).

-	Retirement and life insurance cover for certain employee groups.

-	Early retirement plans.

-	Gas bill discounts for active and retired personnel.

-	Sanitary assistance and other benefits

In addition, the acquisition of Unión Fenosa by Gas Natural has resulted in the consolidation of the following commitments related to certain groups of employees of several Unión Fenosa investees in Spain:

-	Pension commitments: employees that retired prior to November 2002 and a residual portion of active employees are entitled to defined benefit pension supplements.

-	Commitments with employees opting for early retirement until the ordinary retirement age.

-	Salary supplements and social security contributions for a group of early retirees until ordinary retirement age.

-	Electricity for active and retired personnel.

-	Healthcare insurance.

b.2)	In addition, the acquisition of Unión Fenosa by Gas Natural has resulted in the consolidation of the following commitments to certain groups of employees in Colombia:

-	Pension commitments to retired employees.

-	Electricity for active and retired personnel.

-	Healthcare insurance and other post-retirement benefits.

b.3)	At December 31, 2009, Repsol YPF maintained, through its interest in Gas Natural, the following commitments for certain employee groups in Brazil:

-	A post-employment defined benefit plan providing cover for retirement, workplace death, disability pensions, and general amounts.

-	Post-employment healthcare insurance.

-	Other post-employment defined benefit plans guaranteeing temporary pensions, life insurance and general amounts depending on years of service.

In addition, Repsol YPF, through its Brazilian investee REFAP, has defined benefit pension plans that supplement social security and healthcare coverage for certain groups of employees of this company.

b.4)	An YPF subsidiary grants pension plans, medical insurance plans, life insurance and other employee benefits and benefits for health and risk of death.

Full-time employees of that said company had non-contributory pension plans managed by third parties for its full-time employees until March 20, 2008, date in which this subsidiary entered into a number of agreements with Prudential Insurance Company to cancel the obligations assumed in connection with two of the non-contributory pension plans, paying a premium of 115 million dollars (€ 83 million)

At December 31, 2009, the company maintains a non-contributory pension plan which has not been cancelled, for executives, key management personnel, as well as former employees, who worked at some of its investees. Additionally, this company provides medical insurance benefits, life insurance benefits and other employee benefits to certain of its employees who retire early; the company also pays benefits for health and risk of death to disabled employees and benefits for risk of death to retired executives.

Additionally, a subsidiary of USA Holdings, Inc., grants medical service benefits, life insurance and other welfare benefits to some of its retired employees.

The breakdown of provisions for pension and other similar commitments recognised in the accompanying consolidated balance sheet by country, and the changes in the fair value of the plan assets, is as follows:

	2009				2008
	Spain	Colombia	Brazil	US	Spain	Colombia	Brazil	US
Present value of plan commitments:
At January, 1	60	—	26	27	56	—	32	36
Changes to consolidation scope	312	74	—	—	—	—	—	—
Annual service cost	5	—	1	—	—	—	—	—
Interest expense	14	6	7	2	3	—	3	2
Actuarial gains and losses	(4)	(3)	(7)	(6)	4	—	(6)	(13)
Benefits paid	(24)	(6)	(3)	(2)	(4)	—	—	(3)
Transfers and cancellations	(2)	(7)	30	—	1	—	2	3
Currency translation differences	—	3	19	(1)	—	—	(5)	2

At December 31	361	67	73	20	60	—	26	27

Fair value of plan assets
At January, 1	47	—	17	—	48	—	16	1
Changes to consolidation scope	205	—	—	—	—	—	—	—
Expected return	9	—	5	—	2	—	2	—
Contributions	3	—	2	4	1	—	1	4
Actuarial gains and losses	(3)	—	3	—	2	—	2	—
Benefits paid	(15)	—	(2)	(4)	(4)	—	—	(4)
Other movements	(2)		18		(2)		(1)	(1)
Currency translation differences	—	—	9	—	—	—	(3)	—

At December 31	244	—	52	—	47	—	17	—

Provision for pensions and similar commitments	117	67	21	20	13	—	9	27

The amounts recognised in the consolidated income statement for all the above-listed pension plans are the following:

	2009				2008				2007
	Spain	Colombia	Brazil	US	Spain	Colombia	Brazil	US	Spain	Colombia	Brazil	US
Annual service cost	5	—	—	—	—	—	—	—	—	—	—	—
Interest expense	14	6	5	2	3	—	3	2	3	—	3	2
Cancellations	—	—	—	—	—	—	—	(6)	—	—	—	—
Expected return on plan assets	(10)	—	(3)	—	(2)	—	(2)	—	(2)	—	(2)	—

Income statement charge	9	6	2	2	1	—	1	(4)	1	—	1	2

In 2009, the accumulated balance of actuarial gains and losses, net of tax, recognised directly in equity was € 12 million (positive).

The pension plans outlined above are primarily invested in bonds, and to a lesser extent, other securities and real estate assets.

The actual return on plan assets held through Gas Natural, corresponding principally to Spanish plans, was € 9 million and € 2 million, in 2009 and 2008, respectively.

The actuarial assumptions used were the following:

	2009				2008
	Spain	Colombia	Brazil	US	Spain	Colombia	Brazil	US
Discount rate(1)	2.3% - 5%	8.40%	10.80% - 7.7%	5.54% - 6.11%	5.00%	—	10.80% - 7.7%	6.06% - 6.19%
Expected return on plan assets(1)	2.3% - 5%	8.40%	10.80% - 6.10%	N/A	5.00%	—	10.80% - 6.10%	N/A
Assumed salary growth(1)	3.00%	3.00%	6.50% - 2.24%	N/A	3.00%	—	6.50% - 2.24%	N/A
Assumed pension growth(1)	2.50%	3.00%	0.00%	N/A	2.50%	—	0.00%	N/A
Inflation rate(1)	2.50%	3.00%	4.50% - 4%	N/A	2.30%	—	4.50% - 4%	N/A
Mortality table	PERMF 2000	ISS 1980/89	AT-83 / AT 2000		PERMF 2000	—	AT-83 / AT 2000

(1)	Annual

c)	Medium and long-term incentive plans

The company has implemented a loyalty building program aimed at senior executives and other persons occupying positions of responsibility in the Group, consisting of medium/long-term incentives as part of their benefit package. The purpose of this program is to strengthen the identification of executives and managers with shareholders’ interests, based on the company’s medium and long-term earnings sustainability as well as the compliance with the strategic business plan targets, while at the same time facilitating the retention by the Group of key personnel.

The President of the Company is not a recipient of the incentives available to date, although in his current compensation package, the level of success of each program at expiration serves as reference to determine the multi-annual compensation corresponding to each period, which is credited in the following period.

At the end of the period there are in force the incentive plans 2006-2009, 2007-2010, 2008-2011 and 2009-2012, although it is important to point out that the first of these plans (2006-2009) has been closed, in accordance to its provisions, at December 31, 2009 and its recipients shall receive any corresponding variable retribution in the first quarter of 2010.

The four plans of this type in force (2006-2009, 2007-2010, 2008-2011 and 2009-2012 incentive plans), are independent of each other but their main characteristics are the same. All four are specific multi-annual remuneration plans covering the stated years. Each plan is tied to the Group attaining a series of strategic objectives. Fulfilment of the respective objectives entitles the beneficiaries of each plan to receive an amount of variable remuneration at medium term in the first quarter of the year following the last year of the plan. However, in each case, receipt of this incentive payment is tied to the beneficiary remaining in the Group’s employ until December 31 of the last year of the plan, except in the special cases envisaged in the terms and conditions of the related plan.

In all cases, the pluri-annual incentive payment, if received, will consist of an amount determined at the time the incentive is granted, to which a first variable coefficient will be applied on the basis of the extent to which the objectives set are achieved, which will be multiplied by a second variable coefficient, linked to an average annual beneficiary performance throughout the life of the plan.

None of these plans involves the delivery of shares or options and the incentive payments are not tied to the value of Repsol YPF shares.

To reflect the commitments assumed under these incentive plans, the Group recognised in the consolidated income statement a charge of € 18 million € 11 million and € 11 million in 2009, 2008 and 2007. At December 31, 2009 and 2008, the provisions recognised in respect of commitments under these incentive plans totalled € 36 million and € 28 million, respectively.

(22) GRANTS AND OTHER NON-CURRENT LIABILITIES

The grants recognised in the consolidated balance sheet amount to € 124 million and € 108 million in 2009 and 2008, respectively, and correspond mainly to grants related to assets for the construction of gas infrastructure (€ 108 million in 2009 and € 87 million in 2008).

The consolidated income statement includes income of € 13 million in both 2009 and 2008 and € 8 million in 2007, corresponding to the grant amounts transfer to income. Additionally, operating grants recognised directly in the income statement amounted to € 3 million, € 5 and € 5 million in 2009, 2008 and 2007, respectively.

The heading “Other non-current liabilities” includes the items listed below:

	Millions of euros
	2009	2008
Obligations under finance leases (see Note 23)	1,919	721
Guarantees and deposits	284	241
Other deferred income	131	140
Other	338	349

	2,672	1,451

The heading of “Guarantees and Deposits” includes the deposits collected by Repsol Butano, S.A. from users of gas bottles in accordance with the applicable legal regulations. These amounts are refundable when the corresponding contracts are cancelled.

(23) OBLIGATIONS UNDER FINANCE LEASES

The detail of the amounts payable under finance leases at December 31, 2009 and 2008 is as follows:

	Lease Payments		Present Value of Minimum Lease Payments
	2009	2008	2009	2008
Within one year	219	66	172	31
Between two and five years	830	292	553	145
After five years	3,696	1,003	1,366	576

	4,745	1,361	2,091	752
Less:
Future finance costs	(2,654)	(609)

	2,091	752

Recognised as:
Non-current obligations under finance leases			1,919	721
Current obligations under finance leases			172	31

			2,091	752

On May 15, 2006 the Group signed an agreement with Emera Brunswick Pipeline Company, Ltd. for the transportation of natural gas through a pipeline that connects the Canaport plant with the US border. The agreement has an initial term of 25 years (renewable for up to an additional 30 years). On the effective start date, July 2009, the agreement was recognised as a finance lease, giving rise to a liability which amounted to US$513 million at December 31, 2009 (€ 356 million).

In addition, on April 21, 2006 the Group signed an agreement with Maritimes & North East Pipeline for the transportation of Canadian natural gas from the Canadian border to Dracut for an initial term of 25 years (renewable for up to an additional 30 years). The agreement was recognised as a finance lease on the effective start date, March 2009. The corresponding liability recognised at year end 2009 amounted to US$1,312 million (€ 911 million).

On February 1, 2007, the Group signed an agreement with Atlantic Reyser for the preferential use of three tug boats at Saint John New Brunswick port in Canada for a 20 year term (renewable for 5 more years). This contract was recognised as a finance lease in December 2008. The corresponding liability recognised at year end 2009 amounted to US$27 million (€ 19 million).

In 2009 Repsol YPF (50%) and Gas Natural (50%) jointly acquired a 138,000m3 tanker under a 20-year time-charter arrangement. The agreement can be extended for consecutive 5-year periods and represents a combined investment of € 164 million, a figure which corresponds to the present value of instalment commitments. The amount recognised on the Group’s consolidated balance sheet at year end 2009 was € 105 million.

Finance leases also include other methane tankers for the transport of LNG, which mature between 2022 and 2032, in the amount of € 673 million at December 31, 2009 and € 659 million at December 31, 2008.

(24) TRADE PAYABLES AND OTHER PAYABLES

In 2009 and 2008 Repsol YPF had the following accounts payable classified under “Trade payables and other payables”:

	Millions of euros
	2009	2008
Trade payables	3,491	3,174
Obligations under finance leases (Note 23)	172	31
Tax Payables	909	847
Hedged items and derivatives on trading transactions at fair value	42	23
Other	3,004	4,123

Other payables	4,127	5,024
Income tax liabilities	409	290

Total	8,027	8,488

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

Repsol YPF, S.A. is the parent of Consolidated Tax Group 6/80, which includes all the companies resident in Spain that are directly or indirectly at least 75% owned by the parent and that meet certain requirements. This Group consisted of 48 companies in 2009, of which the main companies in terms of volume of business were as follows: Repsol YPF, S.A., Repsol Petróleo, S.A., Repsol YPF Trading y Transporte, S.A., Repsol Química, S.A., Repsol Butano, S.A., Repsol Exploración, S.A. and Repsol Comercial de Productos Petrolíferos, S.A.

Petróleos del Norte, S.A.(“Petronor”) is the parent of Consolidated Tax Group 02/01/B, which includes another two companies that paid income taxes under the Vizcaya Corporation Tax regulations.

Additionally, the consolidated financial statements include, through proportional consolidation, all the corporation tax items of the Gas Natural Group. This Group is also taxed for corporation tax purposes under the special consolidated tax regime in Consolidated Tax Group 59/93, of which Gas Natural SDG, S.A. is the parent. The main companies of this Tax Group, in terms of volume of business, were as follows: Gas Natural SDG, S.A., Gas Natural Castilla Léon, S.A., Gas Natural Distribución SDG, S.A, Gas Comercial Comercializadora, S.A., Gas Natural Aprovisionamientos, S.A. and Unión Fenosa Distribución, S.A.

Lastly, the other companies resident in Spain and not included in either of the aforementioned Tax Groups file individual corporation tax returns.

The Spanish companies, whether they pay tax on an individual or consolidated basis, apply the standard rate of 30%, with the exception of Repsol Investigaciones Petrolíferas, S.A., which is taxed individually at a rate of 35% under the Special Oil and Gas Regime, and the Petronor Group, which pays tax at 28% under the Vizcaya Corporation Tax regulations.

b)	In Argentina

The Group companies resident in Argentina file individual tax returns at a rate of 35%.

Additionally, they calculate the minimum presumed income tax by applying the current tax rate of 1% of the computable assets at the balance sheet date, which may supplement the regular income tax. The tax obligation for each year will coincide with the higher of the two taxes. However, if the minimum presumed income tax exceeds the regular income tax, this excess can be computed as a prepayment of the amount by which the regular income tax exceeds the minimum presumed income tax in the following ten years.

c)	In the other countries

The other Group companies are taxed in each of the countries in which they operate by applying the prevailing income tax rate to their profit or loss for the year. In addition, minimum presumed income taxes supplementing the regular income tax are recognised in certain countries.

On the other side, the Group companies resident in Spain and Argentina that carry on a portion of their business activities in other countries are subject to the income tax in force in those countries on the portion of their profit or loss obtained there. This is the case of the branches of the Spanish companies that carry on oil and gas exploration and production activities in other companies (such as Libya, Algeria, Peru or Ecuador).

The (nominal) income tax rates applicable in the main jurisdictions where the Group operates are as follows:

-	Libya: 65%

-	Algeria: 38% plus the Tax on Extraordinary Income (TPE)

-	Trinidad and Tobago: 35% (gas), 55% and 57.25% (oil)

-	United States: 35%

-	Brazil: 34%

-	Ecuador: 25%

-	Peru: 30%

-	Bolivia: 25%

-	Venezuela: 34% (gas) and 50% (oil)

-	The Netherlands: 25.5%

-	Portugal: 26.5%

Income tax expense for accounting purposes

The detail of the income tax expense for accounting purposes in 2009, 2008 and 2007, calculated on the basis of the criteria indicated in Note 4, is as follows:

	Millions of euros
	2009
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	1,173	1,001	602	2,776
Adjustment to accounting profit:
Non-temporary differences	1,179 (1)	211	(143)	1,247
Temporary differences	(112)	(25)	(348)	(485)

Taxable profit	2,240	1,187	111 (2)	3,538
Tax charge	675	415	295	1,385
Tax credits	(618)	—	—	(618)
Current tax payable	57	415	295	767
Adjustments to current tax and foreign taxes	352	58	(6)	404
Total current income tax expense	409	473	289	1,171
Deferred tax for the year	23	10	95	128
Other adjustments to the income tax expense	(4)	(5)	(160)	(169)
Total deferred tax expense	19	5	(65)	(41)

Total income tax expense	428	478	224	1,130

(1)	Corresponds primarily to dividends received from other Group companies that are included as taxable profit for Spanish income tax purposes.

(2)	This reflects the net of taxable profits and tax loss in various tax jurisdictions.

	Millions of euros
	2008
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	2,554	1,239	682	4,475
Adjustment to accounting profit:
Non-temporary differences	1,600	280	7	1,887
Temporary differences	(829)	(45)	159	(715)

Taxable profit	3,325	1,474	848	5,647
Tax charge	994	516	476	1,986
Tax credits	(996)	—	—	(996)
Current tax payable	(2)	516	476	990
Adjustments to current tax and foreign taxes	751	10	128	889
Total current income tax expense	749	526	604	1,879
Deferred tax for the year	(89)	39	(23)	(73)
Other adjustments to the income tax expense	209	(23)	(132)	54
Total deferred tax expense	120	16	(155)	(19)

Total income tax expense	869	542	449	1,860

	Millions of Euros
	2007
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	3,118	1,289	1,177	5,584
Adjustment to accounting profit:
Non-temporary differences	(1,050)	99	(68)	(1,019)
Temporary differences	204	575	(219)	560

Taxable profit	2,272	1,963	890	5,125
Tax charge	714	687	476	1,877
Tax credits	(299)	—	(1)	(300)
Current tax payable	415	687	475	1,577
Ajustments to current tax and foreign taxes	1,001	(18)	29	1,012
Total current income tax expense	1,416	669	504	2,589
Deferred tax for the year	(67)	(201)	(5)	(273)
Other adjustments to the income tax expense	66	19	(63)	22
Total deferred tax expense	(1)	(182)	(68)	(251)
Total income tax expense	1,415	487	436	2,338

The detail of the deferred tax assets and liabilities recognised in the consolidated balance sheet is as follows:

	Millions of euros
	2009	2008	Variación
Deferred tax assets:
Provisions for doubtful accounts	60	37	23
Provisions for staff costs	114	44	70
Provision for contingencies	169	167	2
Other provisions	271	329	(58)
Tax assets	780	550	230
Other deferred tax assets	627	403	224

	2,021	1,530	491

Deferred tax liabilities:
Tax incentives	(11)	(49)	38
Deferred gains	(44)	(61)	17
Difference in amortisation/depreciation	(932)	(679)	(253)
Functional currency	(683)	(704)	21
Goodwill acquired in business combinations allocated to assets(1)	(1,324)	(788)	(536)
Other deferred tax liabilities	(401)	(278)	(123)

	(3,395)	(2,559)	(836)

(1)	In 2009 the Group recognised a deferred tax liability of € 631 million to reflect the tax effect in connection with business combination of Gas Natural’s with Unión Fenosa.

The accumulated balance of deferred taxes in relation to items charged directly to equity in 2009 was € 11 million.

The Group did not recognised deferred tax assets in the amount of € 489 million and € 415 million in 2009 and 2008, respectively, corresponding mainly to tax losses carried forward and unused deductions, as these did not fulfill the criteria for registration in accordance with IFRS.

The Group has not recorded deferred tax liabilities in the amount of € 115 million and € 91 million, in 2009 and 2008, respectively, as it corresponds to taxable temporary differences related to investments in subsidiaries, branches and associated companies that meet the requirements established in IFRS to apply the recognition exception.

Other tax-related disclosures

Deductions taken in 2009 amount to € 618 million, arising mainly from the mechanics to avoid double taxation, both domestically and internationally, and to a lesser degree, from investments made.

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

However, in view of the uncertainty concerning the materialisation of the existing tax contingencies, at year end the Group had recognised provisions under “Other Provisions” (see Note 20) that were considered adequate to cover those tax contingencies. The amount recorded in the balance sheet at December 31, 2009 and 2008 for this item amounted to € 473 million and € 520 million respectively. Such provision relates to the vast number of actions, none of which, individually, represents a significant percentage of such provision.

(26)	JOINT VENTURES

The main joint ventures owned by the Group at December 31, 2009 in the detailed Appendix I are the following:

Company	% of ownership
Alberto Pasqualini REFAP, S.A.	30.00%
Atlantic LNG 2/3 Company of Trinidad & Tobago	25.00%
Bahía de Bizkaia Electricidad, S.L.	25.00%
Bahía de Bizkaia Gas, S.L.	25.00%
BPRY Caribbean Ventures LLC	30.00%
Compañía Mega	38.00%
Empresas Lipigas, S.A.	45.00%
YPFB Andina, S.A. (formerly named Empresa Petrolera Andina)	48.92%
Grupo Gas Natural SDG, S.A.	30.01%
Petroquiriquire, S.A.	40.00%
Pluspetrol Energy, S.A.	45.00%
Profertil, S.A.	50.00%
Quiriquire Gas, S.A.	60.00%
Refinería del Norte, S.A. (Refinor)	50.00%
Repsol Gas Natural LNG, S.L.	50.00%
Repsol Occidental Corporation	25.00%

The detail of the consolidated amounts included under the main headings in the consolidated financial statements as a result of the proportionate consolidation of the joint ventures at December 31, 2009, 2008 and 2007, is as follows:

	Millions of euros
	2009(1)	2008	2007
Current Assets	3,423	2,615	2,079
Non-Current Assets	13,435	6,471	5,557
Current Liabilities	3,424	2,773	2,253
Non-Current Liabilities	8,983	3,436	2,724
Revenues	8,433	9,181	6,883
Expenses	(7,572)	(8,361)	(6,046)

(1)	The significant fluctuation between 2008 and 2009 primarily reflects the acquisition of Unión Fenosa by the Gas Natural Group (which is in turn consolidated in the accompanying consolidated financial statements using the proportionate consolidation method) (see Note 30).

Additionally, at December 31, 2009 the Group had interests in the jointly controlled assets and operations indicated in Appendix II, as a result of which it obtains income and incurs expenses on the basis of its percentage of ownership.

(27)	OPERATING REVENUE AND EXPENSES

The detail of income and expenses from operations in the periods 2009, 2008 and 2007 is as follows:

	Millions of Euros
Revenue	2009	2008	2007
Sales(1)	45,827	58,475	52,098
Services rendered and other income	1,450	1,893	1,767
Change in inventories of finished goods and work in progress inventories	94	(274)	387
Income from reversal of impairment losses(2)	193	57	150
Gains on disposal of non-current assets(3)	178	126	694
Allocation of subsidies on non-financial assets and other subsidies	16	18	13
Other operating income	1,274	1,416	814

	49,032	61,711	55,923

Expenses
Procurements(1)	(31,903)	(40,589)	(36,699)
Changes in inventories	470	(806)	405
Personnel expenses	(2,087)	(2,023)	(1,855)
Taxes other than income tax	(1,963)	(2,690)	(1,915)
Outside services(4)	(4,717)	(5,245)	(4,932)
Transport and freight costs	(976)	(1,200)	(1,140)
Depreciation and amortisation charge(4)	(3,620)	(3,115)	(3,141)
Impairment losses recognised(2)	(119)	(107)	(220)
Losses on disposal of non-current assets	(26)	(28)	(25)
Other operating expense	(847)	(888)	(593)

	(45,788)	(56,691)	(50,115)

(1)	Includes special taxes and other similar nature, levied on the production and/or sale of oil and gas products and that amounted to of € 6,893 million, € 6,881 million and € 6,969 million in 2009, 2008 and 2007, respectively.

(2)	See Note 10.

(3)	This heading includes a gain of € 49 million arising from the sale of the Repsol YPF, S.A’s offices located on Paseo de la Castellana in Madrid (see Note 31). In 2007 included € 211 million corresponding to the gains on the sale of the lot on which has been constructed the mentioned offices in Madrid (see note 31) and also the profits of the sale of a 10% stake in CLH (€315 million).

(4)	Exploration costs totaled € 466 million, € 571 million and € 592 million in 2009, 2008 and 2007, respectively, registered as “depreciation and amortisation charge” and “Outside services”.

(28)	FINANCE INCOME AND EXPENSES

The detail of the finance income and expenses recognised in 2009, 2008 and 2007 is as follows:

	Millions of euros
	2009	2008	2007
Interest income	141	227	168
Borrowing costs	(751)	(655)	(661)

Net interest expense (including preference shares)	(610)	(428)	(493)

Due to interest rate	34	(55)	68
Change in fair value of financial instruments	34	(55)	68

Due to exchange rate	306	86	266
Change in fair value of financial instruments	158	33	—
Exchange differences	148	53	266

Net gains / (losses) from financial instruments exposure(1)	340	31	334

Impact of discounting provisions to present value	(186)	(144)	(68)

Capitalised interest(2)	122	67	95

Leases	(141)	(54)	(8)
Impairment and gains (losses) on disposal of financial instruments	31	—	—
Other income	32	3	8
Other expenses	(56)	(19)	(92)

Other financial expenses	(134)	(70)	(92)

FINANCIAL RESULT	(468)	(544)	(224)

(1)	This heading includes exchange gains and losses generated by the measurement and settlement of foreign-currency monetary items (see Note 4.3) as well as the gains and losses recognised as a result of the measurement and settlement of derivatives (primarily derivatives that do not qualify for hedge accounting).

(2)	Capitalised interest is recognised in the consolidated income statement under “Finance expenses”.

(29)	SEGMENT REPORTING

The segment reporting disclosed by the Group in this section is presented in accordance with the disclosure requirements of IFRS 8 Operating segments, which has been applied by the Group for the first time in 2009.

The various operating segments into which the Group breaks down its organisational structure are the different businesses in which the Group generates revenues and incur in expenses. The aforementioned Group operating structure is based on how the Group’s decision makers analyses the main operating and financial indicators in order to make decisions about allocation of resources and to evaluate the performance.

This organisational structure that was established in 2007 is oriented to support the company’s growth projects, as well as to establish the basis for future developments. The main lines of this structure are as follows:

•	Three integrated strategic businesses:

-	Upstream, corresponding to the exploration and the development operations of crude oil and natural gas reserves, except in YPF;

-	LNG corresponding to the Liquid Natural Gas business, except in YPF; and

-	Downstream, corresponding to refining, sales activities for oil products, chemicals and LPG, except in YPF.

•	Two participations in strategic companies:

-	YPF, which includes the operations of YPF, S.A. and its group companies in all the businesses mentioned above; and

-	Gas Natural SDG, corresponding to the sales activities for natural gas and power generation.

The table below details the Repsol YPF Group’s main income statement headings broken down into the operating segments defined above:

	Millions of euros
	Operating revenue external			Operating revenue inter-segment			Total operating revenue
Operating revenue	12/31/2009	12/31/2008	12/31/2007	12/31/2009	12/31/2008	12/31/2007	12/31/2009	12/31/2008	12/31/2007
Segments
Upstream	2,158	3,515	3,433	830	1,399	1,041	2,988	4,914	4,474
LNG	899	1,296	730	129	248	193	1,028	1,544	923
Downstream	32,803	42,905	40,420	35	278	378	32,838	43,183	40,798
YPF	8,557	9,609	8,037	121	473	599	8,678	10,082	8,636
Gas Natural SDG	4,540	4,070	3,057	112	140	97	4,652	4,210	3,154
Corporation	75	316	246	338	423	361	413	739	607
(-) Inter-segment adjustments and eliminations of operating income(1)	—	—	—	(1,565)	(2,961)	(2,669)	(1,565)	(2,961)	(2,669)

TOTAL	49,032	61,711	55,923				49,032	61,711	55,923

(1)	These correspond primarily to the elimination of commercial transactions between segments.

	Millions of euros
Operating income	12/31/2009	12/31/2008	12/31/2007
Segments
Upstream	781	2,258	1,882
LNG	(61)	125	107
Downstream	1,022	1,048	2,204
YPF	1,021	1,159	1,228
Gas Natural SDG	748	555	516
Corporation	(267)	(125)	(129)

Total Operating income pertaining to the reported segments	3,244	5,020	5,808
(+/-) Results not assigned ( Financial result)	(468)	(544)	(224)
(+/-) Other results (Share of results of companies accounted for using the equity method)	86	66	109
Net income from discontinued operations	12	—	—

NET INCOME BEFORE TAX AND AFTER RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	2,874	4,542	5,693

The detail of other significant aggregates relating to each activity at December 31, 2009 and 2008 is as follows:

	Millions of euros
2009	Upstream	LNG	Downstream	YPF	Gas Natural	Corporation and Adjustments	Total
Total assets(1)(2)	8,678	3,195	15,168	10,928	13,484	6,630	58,083
Investments accounted for using the equity method participation	91	302	67	34	37		531
Depreciation and amortisation	(859)	(100)	(676)	(1,500)	(427)	(58)	(3,620)
Investments	1,122	125	1,649	956	5,060	91	9,003
Profit (loss) from entities accounted for using the equity method	(2)	39	26	5	18		86

	Millions of euros
2008	Upstream	LNG	Downstream	YPF	Gas Natural	Corporation and Adjustments	Total
Total assets(1)(2)	8,801	1,837	13,685	11,762	5,804	7,175	49,064
Investments accounted for using the equity method	49	349	78	36	13	—	525
Depreciation and amortisation	(650)	(48)	(677)	(1,465)	(224)	(51)	(3,115)
Investments	1,184	242	1,545	1,508	894	224	5,597
Profit (loss) from entities accounted for using the equity method	(31)	62	27	6	2	—	66

	Millions of euros
2007	Upstream	LNG	Downstream	YPF	Gas Natural	Corporate and Adjustments	Total
Total assets(1)(2)	8,475	1,544	15,441	10,998	4,745	5,961	47,164
Investments accounted for using the equity menthod	141	251	96	37	12	—	537
Depreciation and amortisation charge	(756)	(50)	(703)	(1,397)	(193)	(42)	(3,141)
Investments	1,439	387	936	1,374	651	586	5,373
Profit (loss) from entities accounted for using the equity method	(13)	58	63	(1)	2	—	109

(1)	Includes in every segment, the amount of the investments accounted for using the equity method.

(2)	“Corporation and adjustments” column includes financial assets amounting to € 4,211 million, € 4,980 and € 4,367 million in 2009, 2008 and 2007, respectively.

The detail of the main aggregates by geographical area is as follows:

	Millions of euros
	Operating revenue			Operating income			Investments			Assets
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Upstream	2,988	4,914	4,474	781	2,258	1,882	1,122	1,184	1,439	8,678	8,801	8,475
North American and Brazil	614	353	374	63	40	(25)	435	478	610	3,093	3,067	2,642
North Africa	719	1,097	1,669	372	1,202	1,234	241	376	199	1,121	1,388	978
Rest of the world	1,748	2,751	2,477	346	1,016	673	446	330	630	4,464	4,345	4,855
Adjustments	(93)	(97)	(46)	—	—	—	—	—	—	—	—	—
LNG	1,028	1,544	923	(61)	125	107	125	242	387	3,195	1,837	1,544
Downstream	32,838	43,183	40,798	1,022	1,048	2,204	1,649	1,545	936	15,168	13,685	15,441
Europe	30,493	39,903	37,048	800	1,127	1,995	1,583	1,469	844	13,311	12,035	13,521
Rest of the world	3,887	5,547	5,647	222	(79)	209	66	76	92	1,857	1,650	1,920
Ajustments	(1,542)	(2,267)	(1,897)	—	—	—	—	—	—	—	—	—
YPF(1)	8,678	10,082	8,636	1,021	1,159	1,228	956	1,508	1,374	10,928	11,762	10,998
Gas Natural SDG	4,652	4,210	3,154	748	555	516	5,060	894	651	13,484	5,804	4,745
Corporation, others, and adjustments	(1,152)	(2,222)	(2,062)	(267)	(125)	(129)	91	224	586	6,630	7,175	5,961

TOTAL	49,032	61,711	55,923	3,244	5,020	5,808	9,003	5,597	5,373	58,083	49,064	47,164

(1)	The YPF figures were generated primarily in Argentina.

Also, the composition of revenue (comprising “Sales” and “Service rendered and other income” line items in the attached consolidated income statements), by geographic area based on destination market, is as follows:

	Millions of euros
	2009	2008	2007
Spain	24,224	28,594	25,856
European Union	4,427	6,170	6,172
OECD Countries	2,259	4,654	3,493
Other countries	16,367	20,950	18,344

TOTAL	47,277	60,368	53,865

(30)	BUSINESS COMBINATIONS AND CHANGES IN COMPOSITION OF THE GROUP

Repsol YPF prepares its consolidated financial statements including the investments in all its subsidiaries, affiliated companies and joint ventures. Appendix I of the consolidated financial statements details the subsidiaries, affiliated companies and joint ventures, held directly or indirectly by Repsol YPF, S.A., which were included in the scope of consolidation during 2009 and 2008.

The main business combinations made in 2009 and 2008 are detailed below.

Acquisition of Unión Fenosa

The amounts given in this section related to Gas Natural’s acquisition of an interest in Unión Fenosa take into account the Repsol Group’s ownership interest in Gas Natural, which as of the date of these consolidated financial statements is 30.89%, except for amounts stated in percentage terms which reflect Gas Natural’s 100% stake.

At December 31, 2008, Gas Natural SDG, S.A. held a 14.7% stake in Unión Fenosa (9.9% acquired from ACS on August 5, 2008, under a share purchase agreement signed on July 30, 2008, and 4.7% acquired from Caixanova on December 12, 2008), which was classified under the heading “Financial assets available for sale”. The corresponding acquisition cost amounted to € 756 million (proportionate to Repsol Group’s interest in Gas Natural). This balance was recognised under “Financial assets available for sale” at December 31, 2008 in accordance with IAS 39 (see Note 13).

In addition, in 2008, Gas Natural arranged various Equity Swaps and a share purchase agreement with Caja Navarra entitling it to acquire, in 2009, 9.7% of the voting rights in Unión Fenosa at an average price of € 17.33 per share. These contracts were recognised at their fair value as derivatives under “Financial assets designated at fair value through profit and loss” (see Notes 13 and 19).

Under the share purchase agreement with ACS, mentioned above, the acquisition of the construction group’s remaining 35.3% shareholding in Unión Fenosa was subject to anti-trust approval. On February 26, 2009, having obtained this authorisation, Gas Natural proceeded to acquire the additional 35.3% stake for € 1,797 million (pro rata for the Repsol Group’s shareholding in Gas Natural). This transaction provided Gas Natural with 50% of the voting rights in Unión Fenosa, above the 30% threshold laid down in the Spanish Takeover Code (“OPA”), triggering a mandatory takeover bid for all outstanding shares of Unión Fenosa, S.A. it did not already own. Until conclusion of this tender offer, Gas Natural’s voting rights in Unión Fenosa were limited to 30%, entitling it to appoint 4 out of a total of 20 Directors in the Board of Directors.

This level of board representation provide Gas Natural with significant influence for accounting purposes; accordingly, from February 28, 2009, its investment in Unión Fenosa, S.A. was considered an investment in an associate and was accounted in the Gas Natural Group’s financial statements under the equity method.

The takeover tender offer was approved by the Spanish Securities Market Regulator (“CNMV” for its initials in Spanish) on March 18. On April 21, the regulator notified Gas Natural the positive outcome of the offer. Consequently, Gas Natural SDG, S.A. acquired an additional 34.8% of Unión Fenosa for € 1,771 million (pro rata for the Repsol Group’s shareholding in Gas Natural). In April 2009, Gas Natural acquired an additional 10.1% as a result of the settlement of the various equity swaps previously arranged, and an additional 0.3% as a result of settlement of a share purchase agreement executed in 2008 in the amount of € 532 million (pro rata for the Repsol Group’s shareholding in Gas Natural). All these acquisitions provided Gas Natural a total shareholding in Unión Fenosa, S.A. of 95.2% for € 4,880 million (pro rata for the Repsol Group’s shareholding in Gas Natural). Following the takeover bid, Repsol YPF’s shareholding in Gas Natural was 30.89%.

The proposed merger of Unión Fenosa, S.A. and Unión Fenosa Generación, S.A. (absorbed companies) into Gas Natural SDG, S.A. (absorbing company), via the dissolution without liquidation of the absorbed companies and the transfer in block of all their assets and liabilities to the absorbing company, was approved at the General Shareholders’ Meeting on June 26, 2009.

On September 1, having met all the legal deadlines and obtained all pertinent regulatory approvals, the merger was filed with the Mercantile Register (“Registro Mercantil”), taking effect on that same date. As a result of the approved exchange ratios, on which an independent expert issued a fairness opinion, Gas Natural SDG, S.A. issued 26,204,895 shares. This shares-issue was targeted exclusively at minority shareholders of Unión Fenosa. As a result of this capital increase Repsol YPF’s shareholding in Gas Natural since September 1, 2009 has been established at 30.01%.

Following completion of this acquisition process, on April 23, 2009, Gas Natural SDG, S.A. achieved a majority in the Board of Directors of Unión Fenosa, S.A. and took effective control of its financial and operational policies. However, for accounting purposes, April 30, 2009 was used as the date of effective control, since the difference between these two dates was not considered to be significant. After this date, Gas Natural’s interest in Unión Fenosa is consolidated using the full consolidation method. Gas Natural is consolidated in the financial statements of the Repsol YPF Group using the proportional integration method.

Given that Gas Natural acquired control of Unión Fenosa in several acquisitions, it has been recorded according to IFRS 3 for business combinations achieved in stages. Thus, the total cost of the combination is the sum of the costs of the individual transactions and amounts to € 4,880 million (proportionate to the Repsol Group’s interest in Gas Natural). Provisional goodwill has been calculated as the difference between the cost and the interest in the fair value of identifiable assets and liabilities as of the date of each transaction. The difference upon first-time consolidation corresponds to the sum of the goodwill calculated on each partial purchase and amounts to € 1,745 million (proportionate to the Repsol Group’s interest in Gas Natural).

The breakdown of net assets acquired as of April 30, 2009 and the corresponding goodwill is as follows (proportionate to the Repsol YPF Group’s stake in Gas Natural):

Millions of euros
Cash paid	4,860
Acquisition costs	20

Total purchase price	4,880
Fair value of the net assets acquired	3,135

Goodwill	1,745

	Millions of euros
	Fair value	Carrying amount
Intangible assets	1,031	141
Property, plant and equipment	5,214	3,961
Non-current financial assets	439	457
Deferred tax assets	254	251
Other current assets	1,104	1,107
Cash and cash equivalents	66	66
TOTAL ASSETS	8,108	5,983
Minority interest	449	389
Non-current financial liabilities	1,719	1,999
Other non-current liabilities	545	490
Deferred tax liabilities	784	177
Other current liabilities	1,326	1,323
TOTAL LIABILITIES	4,823	4,378
Total net assets acquired	3,285	1,605
Changes until the control date	(4)
Minority interest	(146)
Fair value of net assets acquired	3,135
Total purchase price	4,880
Cash and cash equivalents acquired with the subsidiary	66
Cash used in the acquisition	4,814

From the date of its acquisition, Unión Fenosa’s contribution to the consolidated net result of the period amounted to € 119 million (proportionate amount according to Repsol Group’s interest in Gas Natural). If this acquisition had taken place on 1 January 2009, the increase in its contribution to the consolidated net turnover and the consolidated net income for the interim period would have been € 667 million and € 48 million (proportionate to Repsol Group’s stake in Gas Natural), respectively.

The recognition of this business combination is deemed provisional: at the date of these financial statements, the definitive measurement of the assets acquired and liabilities assumed has not been completed; Additionally the 12-month period from the acquisition of Unión Fenosa provided for in IFRS 3 has not yet elapsed. In order to conclude on the fair value of assets acquired and liabilities assumed, the Group has relied in part upon the analysis made by third parties that have been engaged to assist with this valuation process, and which have applied generally accepted valuation criteria.

As a result of the process of allocation of the purchase price and, in connection with the carrying amount of Union Fenosa’s assets and liabilities at the date of purchase, the main assets and liabilities recognised at fair value were as follows:

-	Intangible assets: mainly related to electricity distribution licenses and gas supply contracts, and other contractual rights.

-	Property, plant and equipment corresponding to combined cycle plants, nuclear power stations, hydropower stations, thermal power stations, wind farms, electric power supply networks, deposits of coal and other facilities.

-	Deferred tax liabilities related to the revaluations mentioned above regarding the part that is not expected to be deductible.

The provisional goodwill arising from the business combination is attributed to the high return on the acquired business and to the benefits and synergies expected to arise from the acquisition and integration of Union Fenosa in Gas Natural.

Other 2009 acquisitions

In March 2009 the Group acquired Murphy Ecuador Oil Company Ltd. (currently Amodaimi-Oil Company Ltd.), which owns 20% of Block 16 in Ecuador, for € 66 million. After this transaction, the Group’s consolidated shareholding in this Block is 55%. This acquisition falls under the umbrella of agreements reached with the Government of Ecuador (see Note 2).

2008 acquisitions

On July 3, 2008, the Group acquired through Gas Natural, a 100% of the equity capital of Pitta Construzioni, S.p.A., in Italy. If the Group had consolidated the acquired business in the financial statements of the Repsol YPF Group as of January 1, 2008, its contribution to the operating revenue would have been amounted to € 1 million, while its contribution to the operating income would have not been material. The cost of this acquisition amounted to € 8 million, and a goodwill of approximately € 1 million was recognised, attributable to the high profitability and synergies expected to arise from Gas Natural operations.

(31)	DIVESTMENTS

The following table provides a breakdown of divestments recorded in 2009 and 2008:

	Millions of euros
	2009	2008
Group companies, associated companies and business units	413	920
Property, plant and equipment and intangible assets, and investment properties	373	102
Other financial assets	307	23

Total investment disposals	1,093	1,045

Group companies, associated companies and business units

The sales of shareholdings in Group companies and associates in 2009 and 2008 are listed in Appendix I—Changes in the consolidation scope. Below is a description of the most significant disposals made by the Group during 2009 and 2008.

On July 2, 2009, Gas Natural closed the sale of the 13% of Indra Sistemas, S.A. for € 99 million. The remaining 5% shareholding has been classified as a financial asset held for sale (see Note 13). This transaction did not have any impact on the income statement because the sales price coincided with the fair value of this investment at the acquisition date of Union Fenosa. The Group’s share of profit of Indra Sistemas, S.A. was € 1.5 million (amounts pro rata for the Group’s shareholding in Gas Natural).

In December 2009, and under the framework of the disposal commitments reached with Spain’s anti-trust authorities in connection with the acquisition of Unión Fenosa, Gas Natural sold to Naturgas Group its gas distribution business in the regions of Cantabria and Murcia, along with the gas and power (residential and small and medium companies) supply business and the corresponding shared services in these same regions, as well as the high pressure distribution networks in Cantabria, the Basque Country and Asturias. These assets had been recognised as non-current assets held for sale in July 2009. The selling price was € 102 million, generating a gain of approximately € 15 million (pro rata for the Group’s shareholding in Gas Natural).

In addition, in October 2009 Gas Natural agreed the sale of its 63.8% interest in Empresa de Energía del Pacífico, S.A. (EPSA) to Colener, S.A.S., Inversiones Argos and Banca de Inversión Bancacolombia, S.A. Corporación Financiera. These assets were classified as non-current assets held for sale on the date the agreement was reached. The sale was completed in December 2009 upon obtention of all the pertinent regulatory approvals. The selling price was € 207 million, generating a before-tax gain of € 3 million (pro rata for the Group’s shareholding in Gas Natural, except for the figures presented in percentage terms).

On February 21, 2008, Repsol YPF sold a 14.9% of the capital stock of YPF, S.A. to Petersen Energía in the amount of US$ 2,235 million, arranging a loan for the buyer in the amount of US$ 1,015 million. Collections related to this transaction amounted to US$ 1,220 million (€ 827 million). In addition, in November 2008, Petersen Energía exercised an option to buy an additional 0.10%, in the amount of US$ 13 million (€ 10 million). These sales led to a consolidated profit before taxes of € 88 million, recorded under the line “Income from reversal of impairment losses and gain on disposal of non-current assets” of the attached consolidated income statement. The main effects of this transaction in the Group’s Consolidated Balance Sheets were a € 987 million increase in “Minority interest”, and a € 292 million decrease in goodwill.

According to the terms of the sale agreement itself, Petersen Energía has an option to buy an additional 10% of YPF stock. At December 31, 2009, the Group holds 84.04% of YPF shares.

On April 30, 2008, Repsol YPF and YPFB entered into an agreement for the transfer of 1.08% of Empresa Petrolera Andina, S.A. (now named YPFB Andina, S.A.) shares in the amount of € 4 million. This agreement took full force on May 5, 2008 through the registry of the corresponding public document. The loss arising from this transaction, recorded under the “Impairment losses recognised and loses on disposal of non current assets” line in the attached consolidated income statements amounted to € 4 million. The percentage of the Group’s interest in the company after the transfer of shares is 48.92%.

As of May 1, 2008, according to the new capital structure and the management agreements of YPFB Andina, S.A., it is consolidated using the proportional integration method. The main effects on the Group’s consolidated financial statements at that date, as a result of this change in the consolidation method used, have been a € 431 million, € 259 million and € 164 million reduction in assets, minority interest and liabilities, respectively.

In September 2008, Repsol YPF sold to Primax the service stations, and lubricant and aviation activities in Ecuador managed by Repsol YPF Comercial de Ecuador, S.A. and Combustibles Industriales Oiltrader, S.A. for an amount of € 32 million.

On December 16, 2008, the Group sold its interest in Refinería de Petróleos de Manguinhos. The result of the sale was below € 1 million.

On December 19, 2008, Repsol YPF sold to the Brazilian group, AleSat Combustíveis, its fuel commercialization activities in Brazil, managed through Repsol YPF Distribuidora, consisting of a network of 327 service stations, as well as the commercial and logistic infrastructure and other complementary businesses, in the amount of € 17 million. The result generated by this operation amounted to € 14 million, recorded under “Income from reversal of impairment losses and gain on disposal of non-current assets” in the accompanying consolidated income statement. The net assets disposed of as a result of this sale amounted to € 3 million.

Property, plant and equipment, intangible assets and investment property

On July 30, 2007 Repsol YPF, S.A. entered into an agreement whereby it sold to Caja Madrid the lot where an office building is under construction in Madrid, as well as the finished works on it, for € 815 million of which € 570 million were recorded as divestments in 2007. In the same agreement Repsol YPF, S.A. undertook to continue the promotion and development of the pending construction works, with the aim of completing the cited office building. The building was officially delivered to the buyer in 2009. This delivery generated an additional disposal of € 245 million and a gain of € 49 million, recognised in “Income from reversal of impairment losses and gains on disposal of non-current assets” in the consolidated income statement.

In 2008, there were no other individual significant divestments.

Other financial assets

In 2009 Unión Fenosa sold its shareholdings in Red Eléctrica Corporación, S.A. and Isagen for € 32 million. These disposals did not have any impact on the income statement because the sales prices coincided with the fair value of these assets at the date of the acquisition of Unión Fenosa by Gas Natural. Disposals of other financial assets also include € 47 million in connection with the sale of Gas Natural’s 5% shareholding in Enagás, generating a before-tax gain of € 31 million, which was recognised as a reduction to “Adjustments for changes in value” (see Note 13) (amounts pro rata for the Group’s shareholding in Gas Natural, except for the figures presented in percentage terms).

In 2008, there were no other significant divestments,

(32)	INFORMATION ON RELATED PARTY TRANSACTIONS

Repsol YPF undertakes transactions with related parties under general market conditions.

For the purposes of presenting this information, the following are considered to be related parties:

a.	Major Shareholders: according to the most recent information available, the major shareholders in the company that are considered related parties of Repsol YPF are:

-	Sacyr Vallehermoso, S.A. owns 20.01% of the share capital.

-	Criteria Caixa Corp. S.A. (member of Caixa Group) holds, directly and indirectly, 14.31% of the share capital of Repsol YPF, S.A.

-	Petróleos Mexicanos (Pemex) has an ownership interest of 4.806% through its subsidiaries Pemex International España, S.A. and various financial instruments (see Note 15.1).

b.	Executives and Directors: includes members of the Board of Directors and of the Executive Committee.

c.	Group companies for the part not owned by the Group: includes transactions with Group companies or entities for the part not eliminated in the consolidation process (corresponding to the non-owned portion in the proportionately consolidated companies and transactions undertaken with companies accounted for using the equity method).

Income, expenses and other transactions recorded in 2009 with related parties were as follows:

	Millions of euros
	Major shareholders	Executives and Directors	Group companies or entities	Total

EXPENSE AND INCOME:
Financial expenses	5	—	—	5
Management or cooperation agreements	—	—	1	1
Operating leases	2	—	8	10
Receipts from services	6	—	370	376
Purchase of goods (finished or in progress)	2,081	—	4,783	6,864
Other expenses	9	—	12	21

TOTAL EXPENSES	2,103	—	5,174	7,277

Financial income(1)	23	—	23	46
Management or cooperation agreements	—	—	6	6
Transfer of R&D and license agreements	—	—	1	1
Provision of services	36	—	26	62
Sale of goods (finished or in progress)	323	—	910	1,233
Other income	4	—	57	61

TOTAL INCOME	386	—	1,023	1,409

	Millions of euros
	Major shareholders	Executives and Directors	Group companies or entities	Total

OTHER TRANSACTIONS
Purchase of property, plant and equipment, intangible and other assets	11	—	—	11
Finance agreements: credits and capital contributions (lender)(1)	—	—	345	345
Amortisation or cancellation of loans and leases (lessor)	1	—	3	4
Disposal of property, plant and equipment, intangible or other assets	—	—	1	1
Finance agreements: credits and capital contributions (lessor)(2)	915	—	3	918
Guarantees given	151	—	—	151
Guarantees received	50	—	—	50
Commitments acquired(3)	98	—	43,750	43,848
Cancelled commitments/guarantees	(1)	—	—	(1)
Dividends and other profit distributed(4)	750	1	—	751
Other transactions(5)	2,482	—	—	2,482

(1)	See Note 33 “Information on the members of the Board of Directors and executives” for disclosure on loans granted to members of the Executive Committee. The balance of these loans is less than € 1 million.

(2)	Includes € 403 million of credit facilities with Caixa Group.

(3)	Corresponds to purchase commitments prevailing at the financial statements date, net of committed sales.

(4)	Dividend distributed to Executives and Directors was under € 1 million.

(5)	Includes short term investments in the amount of € 747 million, exchange rate hedges in the amount of € 736 million and interest rate hedges in the amount of € 806 million with the Caixa Group as counterparty.

The table below details the revenue and expense recognised in connection with related party transactions in 2008 and other related party transactions:

	Millions of euros
	Major shareholders	Executives and Directors	Group companies or entities	Total

EXPENSE AND INCOME:
Financial expenses	6	—	1	7
Management or cooperation agreements	—	—	1	1
Operating leases	2	—	3	5
Receipts from services	8	—	366	374
Purchase of goods (finished or in progress)	2,109	—	5,056	7,165
Other expenses	14	—	6	20

TOTAL EXPENSES	2,139	—	5,433	7,572

Financial income(1)	10	—	30	40
Management or cooperation agreements	—	—	7	7
Provision of services	32	—	20	52
Sale of goods (finished or in progress)	466	—	1,650	2,116
Other income	5	—	47	52

TOTAL INCOME	513	—	1,754	2,267

	Millions of euros
	Major shareholders	Executives and Directors	Group companies or entities	Total

OTHER TRANSACTIONS
Purchase of property, plan and equipment, intangible and other assets	9	—	—	9
Finance agreements: credits and capital contributions (lender)(1)	59	—	376	435
Finance agreements: credits and capital contributions (lessor)(2)	521	—	2	523
Guarantees given	12	—	74	86
Guarantees received	91	—	—	91
Commitments acquired(3)	(95)	—	40,493	40,398
Dividends and other profit distributed(4)	503	—	—	503
Other transactions(5)	1,686	—	2	1,688

(1)	See Note 33 “Information on the members of the Board of Directors and executives” for disclosure on loans granted to members of the Executive Committee. The balance of these loans is less than € 1 million.

(2)	Includes credit lines of € 488 million contracted with La Caixa.

(3)	Corresponds to purchase commitments presently outstanding, net of sales commitments.

(4)	Dividends distributed to Executives and Directors amount to less than € 1 million.

(5)	Includes short-term investments of € 520 million, exchange rate hedging transactions of € 216 million and interest rate hedging transaction of € 557 million contracted with La Caixa.

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

The remuneration received by the Executive Directors, as detailed under the paragraphs a, b and c of this Note, amount to € 6.305 million, which means 0.404% of the net income attributed to the parent company

a)	Due to membership of the Board

In accordance with Article 45 of the bylaws, the Company may pay remuneration equal to 1.5% of its net income to its Board members each year, but this amount can only be paid once the appropriations to the legal reserve and other obligatory appropriations have been made and a dividend of at least 4% has been declared.

Under the system established and approved by the Nomination and Compensation Committee, the amounts of the annual remuneration earned in 2009 and 2008 by virtue of membership of each of the Group’s governing bodies are as follows:

	Euros
Governing Body	2009	2008
Board of Directors	172,287	172,287
Delegate Commitee	172,287	172,287
Audit and Control Committee	86,144	86,144
Strategy, Investment and Corporate Social Responsability Committee	43,072	43,072
Nomination and Compensation Commitee	43,072	43,072
The remuneration earned in 2009 by the members of the Board of Directors in their capacity as Board members in connection with the above-mentioned bylaw-stipulated directors’ emoluments amounted to € 4,914 million, the detail being as follows:

	Remuneration of Membership to Governing Bodies
	Board	Delegate C	Audit C	Nomination C	Strategy C	TOTAL
Antonio Brufau	172,287	172,287	—	—	—	344,574
Luis Suárez de Lezo	172,287	172,287	—	—	—	344,574
Antonio Hernández-Gil	71,786	71,786	—	17,947	—	161,519
Carmelo de las Morenas	172,287	—	86,144	—	—	258,431
Henri Philippe Reichstul	172,287	172,287	—	—	—	344,574
Paulina Beato	172,287	—	86,144	—	—	258,431
Javier Echenique	172,287	172,287	86,144	—	—	430,718
Artur Carulla	172,287	114,858	—	43,072	—	330,217
Luis del Rivero	172,287	172,287	—	—	—	344,574
Juan Abelló	172,287	—	—	—	43,072	215,359
Pemex Intern. España	172,287	172,287			43,072	387,646
José Manuel Loureda	172,287	—	—	28,715	43,072	244,074
Luis Carlos Croissier	172,287	—	—	—	43,072	215,359
Isidro Fainé	172,287	172,287	—	—	—	344,574
Juan María Nin	172,287	—	—	43,072	43,072	258,431
Ángel Durández	172,287	—	86,144	—	—	258,431
Mª Isabel Gabarró Miquel	114,858	—	—	28,715	28,715	172,288

Additionally, the following should be noted:

-	The members of the parent’s Board of Directors have not been granted any loans or advances by any Group company, jointly controlled entity or associate.

-	No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the parent’s Board of Directors, except in the case of the Executive Chairman, and of the General Counsel, who, as Executive Directors, are subject to the commitments set forth in their respective service agreements, which consider defined contribution systems.

b)	Due to the holding of executive posts and the discharge of executive duties

The annual monetary fixed and variable remuneration and in kind (housing and miscellanea) received in 2009 by the members of the Board of Directors who, during that period had employment relationships or had performed executive tasks at the Group, have amounted to a total € 3.969 million, of which € 2.625 was earned by Mr. Antonio Brufau and € 1.344 million by Mr. Luís Suárez de Lezo.

In addition, the multi-annual variable compensation paid to Mr. Antonio Brufau, determined on the basis of the level of success with respect to the objectives of the Medium-term Incentives Program for senior management personnel corresponding to the 2009 period, totalled € 0.988 million. The multi-annual variable compensation paid to Mr. Luis Suárez de Lezo under said program totaled € 0.222 million.

These figures do not include the amounts reflected in the following paragraph e).

c)	Due to membership to the Boards of Directors of affiliates

The remuneration earned in 2009 by the members of the parent’s Board of Directors in their capacity as directors of other Group companies, jointly controlled entities and associates amounted to € 0.437 million, the detail being as follows:

	Euros
	YPF	Gas Natural	CLH	TOTAL
Antonio Brufau	67,738	265,650	—	333,388
Luis Suarez de Lezo	67,917	—	35,869	103,786

d)	Due to third-party liability insurance premiums

The members of the Board of Directors are covered by the same third-party liability insurance policy as that covering all the directors and senior management personnel of the Repsol YPF Group.

e)	Due to life insurance and retirement policies, contributions to pension plans and long-service bonuses

The cost of the retirement, disability and death insurance policies and the contributions to pension plans and long-service bonuses including, if applicable, the related payments on account, incurred by the Company on behalf of the members of the Board of Directors with executive functions at the Group amounted to € 2.747 million in 2009. Of this amount, € 2.468 million correspond to Mr. Antonio Brufau and € 0.279 million to Mr. Luís Suárez de Lezo.

f)	Incentives

Directors not holding executive positions at the Company have not been paid multi-annual variable compensation.

33.2)	Indemnity payments to members of the Board of Directors

No director received any indemnity payment from Repsol YPF in 2009.

33.3)	Transactions with directors

Following is a disclosure of the transactions performed with directors, as required by Law 26/2003, of July 17, which amended Securities Market Law 24/1988, of July 28, and the Joint Stock Companies Act, in order to reinforce the transparency of listed corporations.

Except for the remuneration earned, the dividends received from the shares held by them and, in the case of institutional outside directors, the transactions described in Note 32 (“Information on Related Party Transactions—Significant Shareholders”), the directors of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

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

For reporting purposes, in this section Repsol YPF deems “executives” to be the members of the Repsol YPF Group’s Executive Committee. This consideration, made purely for reporting purposes herein, neither substitutes nor implies an interpretation of other “Top Management” or similar concepts applicable to the Company under prevailing legislation (such as Royal Decree 1382/1985), nor does it have the effect of creating, recognising, amending or extinguishing any existing legal or contractual rights or obligations.

The information included in this Note relates to the nine persons who have been members of the Executive Committee of the Group in 2009, excluding, unless stated otherwise, those who are also members of the Parent Company Board of Directors, since the information relating to them is disclosed in the paragraph 1) of this Note.

b)	Wages and salaries

Executives receive fixed and variable remuneration. The latter consists of an annual bonus calculated as a given percentage of the fixed remuneration earned on the basis of the degree to which certain targets are met and, where appropriate, the payment relating to the multi-annual incentive plan.

The total remuneration earned in 2009 by executives who form or formed part of the Executive Committee, during the period in which they belonged to the Committee, amounted to € 12.652 million, the detail being as follows:

Description	Millions of euros
Salary	5.590
Attendance fees	0.390
Variable remuneration	5.769
Compensation in kind	0.903

c)	Executive welfare plan and long service bonus

In 2009, the contributions made by the Group to its executives in both instruments amounted to € 1.419 million.

d)	Pension fund and insurance premiums

The contributions made by the Group in 2009 to the hybrid defined contribution pension plans for executives adapted to the Pension Plans and Funds Law (see Note 4.16 and Note 21) plus the life and accident insurance premiums paid totaled € 0.493 million (this amount is included in the disclosures reported in section b) above).

Executives are covered by the same civil liability insurance policy as that covering all the directors and senior management personnel of the Repsol YPF Group.

e)	Advances and loans

At December 31, 2009, the Company had granted loans to its executives amounting to € 0.272 million, which earned average interest of 3.062%. All these loans were granted before 2003.

33.5)	Indemnity payments to executives

In 2009 Repsol YPF paid € 9 million of indemnity payments to Company executives in connection with the termination of the contract and non-compete agreements.

33.6)	Transactions with executives

Except for the information disclosed in sections 4 and 5 of this Note and the dividends pertaining to the shares of the Company held by them, the executives of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

In addition, the executives to which this Note is referred (see Note 33.4.a) have, in their respective contracts, the right to receive a compensation in the event of termination of relationship with the company, provided that the termination was not due to a breach of obligations of the such management member, due to retirement, handicap or the employee’s voluntary withdrawal not founded in some of the compensable assumptions gathered in the mentioned contracts.

Said compensations shall be recognised as a provision and a personnel expense only when the termination of the relationship between the executive and the Group is due to a reason that entitled him or her to such perception. The Group has a collective insurance policy contracted which aims to guarantee the payment of such compensations to the executives to which this Note is referred (see Note 33.4.a), including the General Counsel Director.

(34)	HEADCOUNT

At December 31, 2009, the Group had 41,014 employees and the average headcount in 2009 was 39,815 employees. The total headcount at 2009 and 2008 year end, by professional category, was as follows:

	Number of employees
	2009	2008
Men	30,326	26,980
Women	10,688	9,558

	41,014	36,538

	Number of employees
	2009	2008
Managers	637	354
Senior line personnel	3,324	2,423
Other line personnel	16,423	15,822
Clerical staff, manual workers, messengers, etc	20,630	17,939

	41,014	36,538

The increase in headcount, from 2009 to 2008, primarily corresponds to Unión Fenosa employees, incorporated into Repsol YPF Group through the business combination with Gas Natural (see Note 30).

(35)	CONTINGENT LIABILITIES AND OBLIGATIONS

Guarantees

At December 31, 2009 the companies of the Repsol YPF Group have granted the following guarantees to third parties or to Group companies whose assets, liabilities and results are not incorporated to the consolidated financial statements (companies proportionately consolidated in the proportion not owned by the Group and companies consolidated under the equity method). The most significant guarantees are outlined below:

The Group provided guarantees for the financing activities of the Central Dock Sud, S.A. amounting to € 14 million.

The Group provided guarantees for the financing activities of Atlantic LNG Company of T&T, in which the Group has a 20% stake, amounting to € 31 million.

The Group provided guarantees for its stake in Oleoducto de Crudos Pesados de Ecuador, S.A. (OCP) which covers construction, abandonment of construction, and the environmental risks related to this operation, amounting, approximately, € 10 million together with the operative risks of approximately, € 10 million. The Group has pledged all its shares in OCP.

The Group has provided guarantees for the financing activities to Petersen Group related to the acquisition of a shareholding in YPF in the amount of € 74 million.

Repsol YPF has executed certain support and guarantee contracts in connection with the financing agreements for Perú LNG, S.R.L., a project finance company set up to build and operate a gas liquefaction facility, including a marine loading dock in Pampa Melchorita in Peru, and a gas pipeline, slated for start-up in 2010. Repsol YPF holds a 20% shareholding in Perú LNG S.R.L. which is accounted for under the equity method. Repsol YPF has extended certain termination and price guarantees that cover any differences between the natural gas purchase price and the price at which this company sells LNG. These guarantees have been extended jointly with the other project shareholders, each in proportion to its share of the project financing incurred; in the case of Repsol YPF the total estimated pro rata balance is US$ 450 million (€ 312 million).

The Group has also provided guarantees in connection with the sale of two contracts of Offshore Drilling Services, guaranteeing Maerks Oil Brasil Ltd and Petrobras Brasil amounts of approximately € 57 million and € 43 million, respectively. In both cases, corporate guarantees were received from the parent companies of these companies. The Petrobras cession contract expired on September 23, 2009; however, Stena Drillmax, the guarantee beneficiary, has claimed US$20 million against the Group (€ 14 million) in its capacity as counter-guarantor.

In addition, Repsol YPF grants other classes of guarantees and indemnity commitments, primarily, specific indemnity commitments in connection with sales in the ordinary course of its operations. The Group does not believe that these off-balance sheet agreements will have a significant impact in the future on the accompanying consolidated financial statements.

Contractual commitments

At December 31, 2009, the main long-term purchase, sale or investment commitments of the Repsol YPF Group were as follows:

Commitments	2010	2011	2012	2013	2014	Subsequent years	Total
Operating leases(1)
Transport—Time Charter(2)	154	98	80	51	49	765	1,197
Operating leases(3)	206	193	172	149	110	846	1,676
Purchase commitments	3,660	4,192	4,744	5,079	4,731	62,679	85,085
Crude Oil and others	795	275	255	197	133	484	2,139
Natural gas(4)	2,865	3,917	4,489	4,882	4,598	62,195	82,946
Investment commitments(5)	1,249	666	403	231	109	4,064	6,722
Service commitments	1,130	464	352	248	246	1,556	3,996
Transport commitments(6)	129	113	114	91	89	547	1,083
Total financial borrowings	3,559	2,630	1,772	2,789	3,027	3,382	17,159
Preference shares	70	57	57	233	55	3,504	3,976
Other liabilities recognised in the balance sheet	8,074	202	210	209	209	4,318	13,222

TOTAL	18,231	8,615	7,904	9,080	8,625	81,661	134,116

Note: The commitments detailed in the foregoing table are commercial agreements in which fixed total amounts are not stipulated. These commitments were quantified using Repsol YPF’s best estimates.

(1)	Operating lease expenses recognised in 2009, 2008 and 2007 amounted to € 522 € 471 million and €339, respectively.

(2)	Repsol YPF has currently chartered 39 tankers under “time charter” arrangements (four of which through its subsidiary Gas Natural SDG, S.A.) for the transport of crude oil, petroleum products and liquid natural gas. These charter agreements finalise between 2009 and 2012. The payments in connection with the rent of these tankers for 2010 amount to € 119 million. Additionally, this heading includes the operating lease portion of the charter contracts for the tankers acquired under finance lease agreements in the amount of € 35 million.

(3)	Corresponds primarily to service station leases in the amount of € 837 million.

(4)	Mainly includes the corresponding portion of the Repsol YPF Group of the Gas Natural Group’s long-term natural gas purchase commitments by an amount of € 18,581 million, and commitments of the Repsol YPF Group to purchase gas from Trinidad and Tobago amounting to € 14,007 million and from Peru amounting to € 39,578 million.

(5)	This amount includes commitments for long-term transportation acquired by the Repsol YPF Group mainly € 1,334 million for the future delivery of 4 ships for LNG transportation in Peru.

(6)	Includes € 500 million relating to the agreement executed by Repsol YPF Ecuador, S.A. on January 30, 2001, with Oleoducto de Crudos Pesados (OCP) Ecuador, S.A., owner of a heavy crude oil pipeline in Ecuador, pursuant to which it undertook to transport the quantity of 100,000 barrels/day of crude oil (36.5 million of barrels/year) for a 15 years term, from the date of the setting up, September 2003, at a variable floating rate determined by the contract.

Sales	2010	2011	2012	2013	2014	Subsequent years	Total
Committed sales	5,838	4,387	4,459	4,572	4,678	38,847	62,781
Crude oil and other	2,764	1,434	1,193	1,198	1,167	6,995	14,751
Natural gas(1)	3,074	2,953	3,266	3,374	3,511	31,852	48,030
Transport commitments	22	22	22	22	22	52	162
Service commitments	321	280	306	259	208	1,633	3,007
Leases(2)	96	60	58	47	47	50	358

TOTAL	6,277	4,749	4,845	4,900	4,955	40,582	66,308

(1)	Primarily includes natural gas sale commitments in Mexico (€ 22,879 million), Argentina (€ 8,929 million), Trinidad and Tobago (€ 4,481 million) and Spain (€ 3,987 million) and the Repsol YPF Group’s pro rata share of the long-term natural gas sale commitments entered into by the Gas Natural Group in the amount of € 5,300 million.

(2)	Corresponds primarily to facilities for the storage of oil and other products (€ 168 million), fibre optic assets (€ 52 million) and gas storage facilities (€ 35 million).

Contingencies

The Repsol YPF Group considers that there are currently no lawsuits, disputes, or criminal, civil, administrative or arbitration proceedings involving the companies in its Group which, on account of their amount, may have or have had in the past significant effects on the financial position or profitability of the Repsol YPF Group considered as a whole.

However, some of the companies comprising the Group are parties in judicial and arbitration proceedings. The following is a summary of the most significant proceedings, as well as their current status at the closing date of the financial statements.

At December 31, 2009, Repsol YPF’s consolidated balance sheet included a litigation provision amounting to € 439 million (excluding tax risk provisions described in Note 24 “Tax matters—Other tax-related disclosures”).

United States of America

The following is a brief description of certain environmental and other liabilities related to YPF Holdings, Inc. (“YPF Holdings”), a subsidiary of YPF incorporated in Delaware (USA).

In connection with the sale of Maxus Energy Corporation’s (“Maxus”) former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”), to a subsidiary of Occidental Petroleum Corporation (“Occidental”), Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business and activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date. In 1995, YPF acquired Maxus and in 1999, Repsol YPF acquired YPF.

As of December 31, 2009, YPF Holdings’ reserves for environmental and other contingencies, including litigation, totaled approximately €97 million. YPF Holdings management believes it has adequately reserved for these and other contingencies that are probable and can be reasonably estimated based on information as of such time; however, many such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, and the issuance of orders by regulatory authorities, which could result in material additions to such reserves in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions, or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ reserves for the environmental and other contingencies described below are substantial based solely on currently available information and as a result, YPF Holdings, Maxus and Tierra Solutions Inc. may have to incur substantial costs that may be material, in addition to the reserves already taken.

In the following discussion of the key litigation proceedings underway in the US, references to YPF Holdings include, as appropriate, references to Maxus and Tierra Solutions Inc. (“Tierra”), a subsidiary of YPF Holdings, which has assumed certain of Maxus’ environmental obligations.

Passaic River/Newark Bay, New Jersey.- Chemicals formerly operated an agricultural chemicals plant in Newark, New Jersey. This facility has been the subject of numerous claims of environmental contamination and other damages alleged to result from operations at the facility, at the plant site and surrounding property, including the adjacent water bodies, the Passaic River and Newark Bay. As a result of these claims, Occidental, as the successor to Chemicals, has entered into various agreements with the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection (the “DEP”), and third parties also alleged to have contributed contamination to the affected properties. These agreements include a 1990 consent order related to the remedy for the plant facility, a 1994 agreement under which Tierra conducted studies on behalf of Occidental in the lower six miles of the Passaic River, a 2004 agreement under which Tierra is presently conducting studies in Newark Bay, and a 2007 agreement under which Tierra and over seventy other parties are presently conducting studies in the lower seventeen miles of the Passaic River. In addition, Tierra (on behalf of Occidental) is currently carrying out separate studies to determine the degree of sediment contamination and the possible remedies, if necessary, in relation to certain portions of the Hackensack River and the Arthur Kill and Kill van Kull.

In 2007, EPA released a draft Focused Feasibility Study (“FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action to extensive dredging and capping, and are described by EPA as involving proven technologies that could be carried out in the near term. The total remediation costs, to be split among the more than 300 entities, including Maxus, which could end up being involved in the Passaic River lawsuit, could range (depending on the actions and measures taken) from zero (if no action is taken) to actions which could amount to approximately € 1,500 million. Tierra, together with other parties involved in Passaic River issues, submitted comments on the FFS to EPA, which has elected to perform further investigation and states that a revised remedy proposal will be issued sometime in 2010. Tierra plans to respond to any revised proposal as may be appropriate at that time.

In June 2008, Occidental and Tierra entered an agreement with EPA, under which Tierra will undertake the removal of sediment from a portion of the Passaic River in the vicinity of the former Newark facility. This action will result in the removal of approximately 200,000 cubic yards of sediment, in two phases, and is expected to cost approximately US$80 million (€56 million), of which US$22 million (€15 million) has been paid into a trust account to fund the work. During the removal work, certain contaminants not produced at Chemicals’ former facility will also be removed; YPF Holdings may seek cost recovery from the parties responsible for such contaminants, but is unable at this time to predict the success of a cost recovery action.

In December 2005, the DEP and the New Jersey Spill Compensation Fund sued YPF Holdings, Tierra, Maxus and other affiliates, as well as Occidental, seeking damages in connection with the contamination allegedly emanating from the Newark facility and allegedly contaminating the Passaic River, Newark Bay, and other nearby water bodies and properties (the Passaic River/Newark Bay litigation). The plaintiffs have represented in court that this litigation should not be preempted by the remedial studies and activities taking place under EPA oversight because they are not seeking remediation, only damages. The defendants have made responsive pleadings, and in February 2009, third-party claims were filed against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility for the conditions of the allegedly affected properties.

As of December 31, 2009, YPF Holdings has reserved its best estimation with the available information in connection with the foregoing matters concerning Newark. However, it is possible that other works, including interim remedial measures, may be ordered, or that additional claims may be brought.

Hudson and Essex Counties, New Jersey.- Until 1972, Chemicals operated a chromite ore processing facility in Kearny, New Jersey. Tierra, on behalf of Occidental, is conducting remedial work on this facility and surrounding properties where chromite ore processing residue (“COPR”) from the facility is believed to have become located, pursuant to an agreed consent order with the DEP. Tierra has provided financial assurance in the amount of US$20 million (€14 million) in connection with such work.

In May 2005, the DEP issued a directive to Maxus, Occidental, and two other chromium manufacturers directing them to arrange for the cleanup of COPR at three sites in Jersey City, New Jersey, and for the conduct of a study by paying the DEP a total of US$20 million (€14 million). The DEP also filed a lawsuit (the Hudson County, New Jersey litigation) against the above parties seeking cleanup of COPR from various sites not addressed in the consent order described above, recovery of past costs, and treble damages. The parties have reached a tentative agreement to settle both matters, under which Tierra will pay US$5 million (€3 million) and will remediate three sites at an estimated cost of US$2 million (€1 million).

As of December 31, 2009, YPF Holdings has reserved its best estimation with the available information in connection with the foregoing matters. However, it is possible that additional factors, including a change of chromium cleanup standards presently under review in New Jersey, could result in YPF Holdings incurring material costs in addition to the amount currently reserved.

Other Former Plant Sites and Third Party Sites.- Tierra and Maxus are participating, on behalf of Occidental, in environmental response and remediation activities at a variety of lesser sites, including Chemicals’ former Painesville, Ohio site at which remediation is nearing completion, some smaller manufacturing facilities which Chemicals once owned or had an interest in, and waste disposal sites where Chemicals and other parties are alleged to have contributed waste materials.

Occidental vs. Maxus (Dallas Litigation).- In 2002, Occidental sued Maxus and Tierra in a state court in Dallas, Texas, seeking a declaration that under the agreement by which Maxus sold Chemicals to Occidental in 1986, Maxus and Tierra have an obligation to defend and indemnify Occidental from certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM). Tierra was dismissed as a party, but at trial in 2006, Maxus was found to be liable to indemnify Occidental for these claims. This decision was affirmed by the appellate courts, and Maxus will be required to reimburse Occidental for damages in connection with these claims. Maxus has reimbursed Occidental for the majority of these damages and has reserved for the remaining claims while resolving the final amounts with Occidental. Although this judgment does contain declaratory relief that Maxus must indemnify Occidental for certain types of future claims, YPF Holdings does not believe that these claims will be material to the financial condition of the company.

YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on its financial condition. YPF Holdings has established reserves for legal contingencies where a loss is probable and can be reasonably estimated.

Argentina

Liabilities and contingencies assumed by the Argentine State.- The Privatization Law provides that the Argentine State shall be responsible for any liabilities, obligations or other commitments existing as of December 31, 1990 that were not acknowledged as such in the financial statements of its predecessor (Yacimientos Petrolíferos Fiscales, Sociedad del Estado) as of that date arising out of any transactions or events that had occurred as of that date, provided that any such liability, obligation or other commitment is established or verified by a final decision of a competent judicial authority. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment of amounts established in certain judicial decisions. YPF believes it has the right to be reimbursed for all such payments by the Argentine government pursuant to the above-mentioned indemnity. YPF is required to keep the Argentine government apprised of any claim against it arising from the obligations assumed by the Argentine government.

Argentine National Commission for the Defense of Competition (Comisión Nacional de Defensa de la Competencia—“CNDC”)—Liquified Petroleum Gas Market.- Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina imposed on YPF a fine based on the interpretation that YPF had purportedly abused its dominant position in the bulk LPG market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. Additionally, the CNDC commenced an investigation in order to prove, among other things, whether the penalized behaviour for the period from 1993 through 1997, already settled, continued from October 1997 to March 1999. On December 19, 2003, the CNDC completed its investigation and charged YPF with abuse of dominant market position during this period. YPF has unsuccessfully appealed in several courts this decision. On December 22, 2009, the 4th Court of Appeals rejected one of the outstanding appeals filed by YPF, in which YPF had asserted a statute of limitations defense. YPF has filed an extraordinary appeal which is currently pending.

On December 21, 2009, YPF filed a preferential appeal before the CNDC, asserting a new statute of limitations defense.

Natural gas market. As a result of the restrictions on natural gas exports since 2004, YPF had been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by its contracts with export customers. YPF has taken steps to appeal the Program of Rationalisation of Gas Exports and the Use of Transportation Capacity, as well as the Permanent Additional Injection and the Additional Injection Requirements, as it believes that they are arbitrary and illegitimate, and has informed its customers that such measures constitute an event of force majeure which releases YPF from any responsibility and/or penalty deriving from the failure to deliver the volumes of gas stipulated under the relevant agreements.

A number of YPF’s customers, including Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A., have rejected YPF’s interpretation and have claimed damages and/or penalties for breach of supply undertakings, while at the same time reserving their rights to file additional claims in the future. Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. have announced the formal commencement of the negotiation period prior to starting arbitration proceedings. These companies have claimed damages through September 2007, for an amount of US$93 million (€65 million). YPF has opposed such claims. To date, YPF has not been informed of any arbitration proceedings initiated by Electroandina S.A. and/or Empresa Eléctrica del Norte Grande S.A.

In addition, AES Uruguaiana Empreendimentos S.A. (“AESU”), has claimed damages in a total amount of US$28 million (€19 million) for missed deliveries of natural gas volumes during the period September 16, 2007 through June 25, 2008. On July 16, 2008, AESU also claimed damages in a total amount of US$3 million (€2 million) for missed deliveries of natural gas volumes during the period January 18, 2006 through December 1, 2006. YPF has contested both of these claims. By letter dated on March 20, 2009, AESU notified YPF that it was terminating the related contract unilaterally.

On April 6, 2009, YPF was notified by the International Chamber of Commerce (“ICC”) of an arbitration brought by AESU and Companhia de Gás do Estado do Río Grande do Sul (“Sulgás”) against YPF claiming damages in an approximate amount of US$1,052 million (€730 million), which includes the amount referred to above, in connection with YPF’s alleged liability resulting from the termination by AESU and Sulgás of the natural gas export contract entered into in September 1998. YPF denies all liability arising from such termination. Moreover, YPF believes that AESU’s damages assessment is far beyond any reasonable assessment, since it exceeds six-fold the maximum aggregate deliver-or-pay penalties that would have accrued in the event that YPF would breached its delivery obligations for the maximum daily quantity through the expiration of the term of the natural gas export contract, as set forth in the contract entered into in 1998. In addition, more than 90% of AESU’s damages assessment relates to alleged loss of profits that may be strongly challenged on the basis that prior to the termination of the natural gas export contract, AESU voluntarily terminated all of its long term power purchase contracts. YPF’s management considers that the claim brought by AESU is likely to be unsuccessful.

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

With respect to the termination of the natural gas transportation contracts associated with this natural gas export contract, YPF was notified by the ICC of an arbitration brought by TGM against YPF claiming unpaid and outstanding payments for an approximate amount of US$10 million (€7 million) plus interests, in connection with the transportation fee established in the natural gas transportation contract entered into in September 1998 between YPF and TGM. YPF has requested the joinder of these two proceedings. On July 10, 2009, TGM increased its claim up to US$17 million (€12 million) and claimed an additional US$366 million (€254 million) in alleged loss of profits. YPF considers that these claims will be unsuccessful.

Litigation with Transportadora de Gas del Norte S.A. (“TGN”). On January 8, 2009, YPF filed a complaint against TNG with the Argentine Natural Gas Regulatory Authority (“ENARGAS”), seeking the termination of the natural gas transportation contract with TGN for the transport of natural gas in connection with the natural gas export contract entered with AESU and other parties. The request is based on (i) the termination of the referred natural gas export contract and the legal impossibility to assign the transportation contract to other shippers because of certain changes in law in effect since the year 2002; (ii) TGN’s legal impossibility to render the transportation service on a firm basis because of certain changes in law in effect since the year 2004; and (iii) the “statutory hardship” exemption available under Argentine law when extraordinary events render a party’s obligations excessively burdensome.

Compañía Mega S.A. Compañía Mega S.A. has also claimed compensation from YPF for failure to deliver natural gas under the relevant contract. YPF invoked that natural gas deliveries to Compañía Mega S.A. pursuant to the contract were affected by decisions made by the Argentine government.

CNDC investigation. On November 17, 2003, within the framework of an official investigation pursuant to Article 29 of the Antitrust Act, the CNDC issued a request for explanations from a group of approximately 30 natural gas production companies, including YPF, with respect, among other things, to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) gas imports from Bolivia, in particular (a) an expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. In January 2006, YPF received a notification of the CNDC ordering that preliminary proceedings be undertaken. YPF contested the complaint on the basis that no violation of the Act took place and that the charges are barred by the applicable statute of limitations. On January 15, 2007, the CNDC charged YPF and eight other producers with violations of Law 25,156. YPF presented evidence for its defense. In June 2007, without acknowledging any conduct in violation of the Antitrust Act, YPF filed with the CNDC a commitment according to Article 36 of the Antitrust Act in which YPF committed not to include the challenged clauses in future sales contracts of natural gas and requested that the CNDC approve the commitment, suspend the investigation and dismiss the proceedings. YPF is still awaiting a formal response. On December 14, 2007, the CNDC elevated the investigation to the Court of Appeals after YPF filed an appeal against the decision which rejected its statute of limitations defense.

YPF is also currently subject to an antitrust proceeding concerning alleged price discrimination practices in the sale of fuel.

La Plata refinery environmental disputes. Since 1999 several claims have been brought for ecological and environmental damages in relation to La Plata refinery, seeking compensation for both collective and individual damages (health, psychological damages, moral damages, property devaluation), as a consequence of environmental pollution purportedly caused by the operation of such refinery, and the remediation of alleged environmental damages in the west water canal to the refinery. These claims likewise demand the undertaking of various works by YPF, the installation of equipment and technology, and the specific performance by YPF of work necessary to stop any environmental damage. YPF believes that, due to the indemnity provided by Law No. 24,145, YPF shall be allowed to request reimbursement of the expenses for liabilities existing on or prior to January 1, 1991 (before its privatisation) from the Argentine government. To the extent some of these claims partially overlap, YPF believes that they will need to be partially consolidated.

Sale of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A. to EDF Internacional S.A. (“EDF”). In July 2002, EDF initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against YPF, among others, seeking damages from YPF under the Stock Purchase Agreement dated March 30, 2001 which entitled EDF to an adjustment in the purchase price due to changes in the exchange rate of the Argentine peso prior to December 31, 2001. The arbitration decision of October 22, 2007 upheld EDF’s claim; nonetheless, it also accepted the counterclaim filed by YPF. The amount payable by YPF should the resulting award become final is US$28.9 million (€20 million). However, YPF has challenged the award by filing an extraordinary appeal before the Argentine Supreme Court and an appeal before the Argentine Federal Court of Appeals on Commercial Matters. In April 2008, the Argentine Federal Court of Appeals on Commercial Matters suspended the effects of the arbitral award pending its appeal. However, EDF has filed a claim before the District Court of the State of Delaware, USA, seeking to enforce the arbitration award. YPF has opposed to this claim. While this claim was rejected by the first instance court, the U.S. Court of Appeals partially overturned such decision and ordered that proceedings be suspended until the appeals for annulment filed in Argentina have concluded, as YPF had requested. In addition, YPF has been notified of an action filed by EDF in Paris, France, also seeking enforcement of the award. On December 9, 2009, the Argentine Federal Court of Appeals on Commercial Matters handed down a judgment on the parties’ appeals in which it annulled the arbitration decision that condemned YPF to pay compensation for damages to EDF. It likewise annulled the decision which condemned EDF to pay compensation to YPF. On February 8, 2010, YPF was notified that EDF has filed an extraordinary appeal against the aforementioned court’s judgment.

Northwest basin reserves review. The effectiveness of natural gas export authorizations (related to production in the Northwest basin) granted to YPF pursuant to Resolutions SE Nos. 165/99, 576/99, 629/99 and 168/00, issued by the Secretariat of Energy, is subject to an analysis by the Secretariat of Energy to determine whether sufficient additional natural gas reserves have been discovered or developed by YPF in the Northwest basin. The result of this ongoing review is uncertain and may have an adverse impact upon the execution of the export gas sales agreements related to such export authorizations, and may imply significant costs and liabilities for YPF. YPF has submitted to the Secretariat of Energy documentation in order to allow for the continuation of the authorized exports in accordance with Resolutions SE No. 629/1999, 565/1999, and 576/1999 (the “Export Permits”). These Export Permits relate to the long-term natural gas export contracts with Gas Atacama Generación, Edelnor and Electroandina, involving volumes of 900,000 m3/day, 600,000 m3/day and 175,000 m3/day, respectively. YPF has not yet received a response from the Argentine Secretariat of Energy. The file is currently awaiting decision from the Argentine Secretariat of Energy. If the Argentine Secretariat of Energy were to determine that the reserves are not sufficient to continue to comply with our export commitments and other commitments, it could declare the expiration or suspension of one or more of the Export Permits, which would have a direct impact on the related export contracts.

On August 11, 2006, YPF received Note SE No. 1009 (the “Note”) from the Secretariat of Energy, which reviewed the progress of reserves in the Ramos Area in the Northwest basin, in relation to the export authorization granted by Resolution SE No. 169/97 (the “Export Authorization”). The Export Authorization concerns the long-term natural gas export contract between YPF and Gas Atacama Generación for a maximum daily volume of 530,000 m3/day. The Note stated that as a result of the decrease in natural gas reserves supporting the Export Authorization, the domestic market supply was at risk. The Note preventively provided that the maximum natural gas daily volumes authorized to be exported under the Export Authorization was to be reduced to 20%, affecting the export contract. YPF filed an answer to the Note on September 15, 2006 stating YPF’s allegations and defenses. YPF and Gas Atacama have reached an agreement pursuant to which the export contract was substantially amended.

Patagonian Association of Landowners (ASSUPA). In August 2003, ASSUPA filed suit against several concession holders of the operation and permit holders of the exploration of the Neuquén River Basin, including YPF, requesting that they be ordered to remedy the collective environmental damage supposedly caused and to take the necessary measures to avoid environmental damage in the future. The amount claimed is US$548 million (€380 million). YPF and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and ASSUPA had to file a supplementary complaint. YPF requested that the claim be rejected because the defects of the demand indicated by the Argentine Supreme Court had not been corrected but such request was denied. However, YPF has also requested that the claim be rejected for other reasons, and has impleaded the National Government, due to its obligation to indemnify YPF against any liability and hold YPF harmless for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree 546/1993. On August 26, 2008, the Argentine Supreme Court ruled that the plaintiff had rectified the defects of the demand. In compliance with a ruling of January 23, 2009 certain Argentine provinces, the Argentine State and the Argentine Federal Council for the Environment were impleaded. The proceeding has been deferred until such third parties appear before court.

Dock Sud environmental claims. Residents of the Dock Sud area filed environmental claims against multiple respondents (up to 44) including YPF, the National Government, the Province of Buenos Aires, the Autonomous City of Buenos Aires and fourteen municipalities, seeking individual damage to their health and to their property, environmental remediation in the Dock Sud area and the indemnification of the environmental collective damage produced in the Matanza Riachuelo basin. On July 8, 2008, the Argentine Supreme Court decided that the Basin Authority (Law 26,168) will be in charge of performing a remediation plan as well as of taking preventive measures in the area, while the National Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires shall be responsible for ensuring that such actions are taken. The Supreme Court will have to determine whether and how much liability is to be borne by the parties involved.

Additionally, another group of residents of the Dock Sud area, have filed two other environmental lawsuits, one of which does not involve YPF, requesting that several companies located in that area, including YPF, the Province of Buenos Aires and several municipalities, remediate and, alternatively, indemnify the collective environmental damage of the Dock Sud area and any individual damage that has been suffered. YPF has the right of indemnity by the Argentine government for events and claims prior to January 1, 1991, pursuant to Law No. 22,145 and Decree No. 546/1993.

Quilmes environmental claims. Citizens claiming to be residents living near Quilmes, in the province of Buenos Aires, have filed a lawsuit in which they have requested the remediation of environmental damages and the payment of Ps.47 million (€9 million) as compensation for alleged personal damages, plus interest. The plaintiffs base their claim mainly on a fuel leak that occurred in 1988 in a poliduct running from La Plata to Dock Sud. The leaked fuel became perceptible in 2002, resulting in remediation that is now being performed by YPF in the affected area, supervised by the environmental authority of the province of Buenos Aires. YPF has notified the Argentine government that it will implead the government when YPF answers the complaint in order to request that it indemnify YPF against any liability and hold YPF harmless in connection with this lawsuit, as provided by Law No. 24,145. The Argentine government has denied any responsibility to indemnify YPF for this matter, and YPF has sued the Argentine government to obtain a judicial award that annuls this decision. There are 30 other judicial claims that have been brought against YPF based on similar allegations, amounting to approximately Ps.5 million (€1 million).

Note number 245/08 issued by the Under-Secretariat of Mining and Hydrocarbons for the Province of Río Negro.- On May 15, 2008, YPF was notified of Resolution 433/08 concerning compliance with certain obligations of YPF as exploitation concessionaire in the hydrocarbon bearing zones of Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all located in Rio Negro Province. This resolution asserts that YPF, among others, in its capacity as a concessionaire, are liable for failing to meet certain concession and environmental obligations. If found liable, YPF could be at risk of termination of these concession contracts. In light of the above, and consistent with provisions of the Hydrocarbons Law, YPF was requested to submit a response.

Since the Hydrocarbons Law grants the concessionaire the right, prior to termination of the concession, to cure any breach of the concession obligations within a certain period of time after receiving notice thereof, on May 29, 2008, YPF filed a request for nullification of Resolution 433/08 (“MP”), since this resolution failed to grant YPF such right. Additionally, YPF submitted a response denying the charges against it and on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF filed a writ requesting the production of certain evidence and the appointment of YPF’s technical expert. YPF has challenged certain aspects related to the production of evidence. On December 1, 2009, the relevant informative evidence was presented, while certain issues related to the evidence raised by YPF are still pending resolution.

Claim filed against Repsol YPF and YPF by the Union of Consumers and Users. The plaintiff claims the reimbursement of all the amounts allegedly charged in excess of the consumers of packaged LPG in the 1993-2001 period, corresponding to a surcharge for the aforementioned product. With respect to the period from 1993 to 1997, the claim is based on the fine imposed on YPF by the Secretariat of Industry and Commerce through its resolution of March 19, 1999. It should be noted that Repsol YPF has never participated in the LGP market in Argentina and that the fine for abusing a dominant position was imposed on YPF. In addition, YPF has alleged that charges are barred by the applicable statute of limitations. Hearings have commenced and are in process. The claim amounts to Ps.91 million (€17 million) for the 1993-1997 period. Adding interests, this amount would increase to Ps.298 million (€55 million), to which the amount corresponding to the 1997-2001 period should be added, as well as accrued interest and expenses.

Ecuador

On June 9, 2008 the companies comprising the Block 16 consortium, including Repsol YPF Ecuador S.A., the operator of the block, brought four claims before the International Center for Settlement of Investment Disputes (ICSID) against Empresa Estatal Petróleos del Ecuador (PetroEcuador) in connection, inter alia, with controversies regarding the applicability of certain adjustments to the participation calculation. On August 20, 2008, a settlement agreement was reached and an “Acta de Compensación de Cuentas” was signed by PetroEcuador and Repsol YPF Ecuador S.A., whereby reciprocal outstanding credits and outstanding oil barrels debts for Block 16 and for Campo Unificado Bogi-Capirón were offset. By means of the execution of the “Acta de Compensación de Cuentas,” three of the four claims brought before the ICSID were settled.

The remaining claim, concerning Law 2006-42, relates to the application of the new minimum tax of 50% on extraordinary profits. Notwithstanding the international arbitration process and the injunction requests brought by Repsol YPF Ecuador S.A., the Government of Ecuador brought forward a coercive process, instigated by PetroEcuador, demanding payment in respect of extraordinary profits generated between April 2006 and March 2008 (in an amount of US$591.5 million (€410 million)), which were paid under protest. On March 12, 2009, following a negotiation process, a Disbursement Agreement (“Convenio de Desembolsos”) was executed in respect of extraordinary profits generated between April 2008 and December 2008. This Disbursement Agreement was implemented without relinquishing the arbitration process and under the condition that, if such payments are reduced, voided or declared inadmissible by a decision of a court, arbitration tribunal or otherwise, or, alternatively, if Repsol YPF Ecuador S.A.’s right to an indemnification is recognized, Repsol YPF Ecuador S.A. will be able to cease disbursements of pending amounts under Law 2006-42. The signing of the Disbursement Agreement suspended the coercive process.

In accordance with the payment schedule set forth in the Disbursement Agreement, Repsol YPF Ecuador S.A. has paid US$142 million (€99 million).

Pursuant to a resolution of the ICSID Arbitration Tribunal dated June 17, 2009, in effect through March 12, 2010, neither the Ecuadorian Government nor PetroEcuador or any other public entity of the Republic of Ecuador, may, by itself or through its officers or employees, take any action against or in relation with the claimants which seeks to seize or garnish Repsol YPF Ecuador S.A.’s assets, or which may result in suspending or materially affecting the activities of the claimants, unless they provide the claimants and the ICSID Arbitration Tribunal with a written notice of their intentions at least six business days in advance of taking such action.

Until March 2009, Repsol YPF’s interest in the Block 16 consortium was 35%; as from that date, Repsol YPF holds, directly and indirectly, a 55% interest in the consortium.

Algeria

In 2004, Repsol YPF (60%) and Gas Natural (40%) signed the integrated LNG project Gassi Touil awarded by the Algerian authorities. The project included exploration, production, liquefaction and LNG marketing in the Gassi Touil Rhourde Nous-Hamra area, located in the eastern part of Algeria. The natural gas liquefaction plant was to be constructed in Arzew.

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

Sonatrach initiated international arbitration proceedings, seeking validation of its decision to rescind the Gassi Touil Project agreement and claiming damages.

On November 27, 2009, an arbitration award was issued, resolving the controversy between Repsol YPF, Gas Natural and Sonatrach. The arbitration tribunal deemed said contract to have been terminated in accordance with its provisions, without obliging any of the parties to indemnify the other as a consequence of its termination. The arbitration award further requires Sonatrach to purchase Repsol YPF’s and Gas Natural’s shares in the joint venture company responsible for the process of liquefying natural gas in the Gassi Touil project, at a price equal to the current cash holdings of said company. However, the arbitration award does not provide for the restitution of investments made in the project by Repsol YPF and Gas Natural, and therefore Repsol YPF has written off the corresponding assets in its financial statements, with a net impact of €103 million.

Trinidad & Tobago

On September 1, 2008, BP America Production Company initiated arbitration proceedings in New York against Repsol YPF under the UNCITRAL Rules, in connection with Repsol YPF’s alleged obligation to share the extraordinary income derived from the shipping of certain LNG cargoes of Atlantic LNG 2/3 Company of Trinidad and Tobago Unlimited’s trains 2 and 3, under the Supplemental Agreement entered into. The arbitration proceeding was divided into two phases, each of which addressed the interpretation of the Supplemental Agreement and the economic consequences resulting from its application, respectively. On November 17, 2009, the arbitration tribunal validated BP’s interpretation of the Supplemental Agreement. A resolution on the second of the two aforementioned phases is still pending.

Spain

Resolution of the the CNC on July 30, 2009. On July 11, 2007, the Investigation Department of the Spanish National Competition Commission (Comisión Nacional de la Competencia or “CNC”) notified Repsol YPF of the existence of an antitrust investigation concerning Article 1 of the Law of Defense of Competition (“LDC”) against Repsol Comercial de Productos Petrolíferos, S.A. (RCPP), BP and Compañía Española de Petróleos, S.A. (CEPSA). CNC alleges that these entities engaged in indirect gasoline price fixing based on the frequent alignment of gasoline maximum prices and price recommendations concerning their respective gasoline stations. In August 2008, the Board of the CNC commenced an administrative proceeding pursuant to the joint application of article 1 of the LDC and Article 81 of the European Community Treaty. On July 30, 2009, the CNC Board passed a resolution holding RCPP, BP, and CEPSA liable for violating Article 1 of the LCD and Article 81 of the EC Treaty. The violation consisted of the indirect fixing of fuel prices in their respective gasoline stations. The resolution further imposed a fine of €5 million on RCPP. On October 27, 2009, RCPP filed an administrative appeal with the Sixth Section of the Contentious-Administrative Chamber of the Spanish National Court of Justice against the CNC resolution of July 30, 2009. The Spanish National Court of Justice has agreed to a precautionary suspension of the monetary sanction.

(36)	ENVIRONMENTAL INFORMATION

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

36.1)	Environmental Assets

At December 31, 2009, the breakdown of the cost of the environmental assets identified and the related accumulated depreciation is as follows:

	Millions of euros
	Cost	Accumulated Depreciation	Net
Atmospheric emissions	431	224	207
Water	698	374	324
Product quality	1,380	685	695
Soil	281	89	192
Energy saving and efficiency	467	155	312
Waste	49	17	32
Other	487	301	186

	3,793	1,845	1,948

The cost includes € 284 million relating to property, plant and equipment in the course of construction.

Among the significant environmental investments made in 2009 it is worth highlighting the capital expenditure earmarked to rationalising water consumption, reducing landfill waste pollution, improving oil product air pollution performance, minimising air emissions, increasing energy efficiency and upgrading waste spill prevention systems. More specifically it is worth underscoring the ongoing work on the logistics project of the biofuel supply initiative in Argentina with an environmental investment of € 11 million; the project for raising fuel quality at the La Coruña refinery (Spain), with an environmental investment of € 11 million; and additional work on upgrading the environmental performance of petrol and diesel products at the Cartagena refinery (Spain), with an environmental investment of € 6 million.

It is also worth noting the work performed at the Puertollano refinery (Spain) on upgrading the rainwater collection system, giving rise to the capitalisation of € 13 million of environmental assets.

36.2)	Environmental provisions

Repsol YPF recognises the provisions required to cover the measures aimed at preventing and repairing environmental impact. These provisions are estimated on the basis of technical and economic criteria and are classified under “Other Current Provisions” and “Other non-current provisions”.

The changes in the environmental provisions in 2009 were as follows:

Millions of euros
Balance at January 1, 2009	237
Period provisions charged to income	70
Provisions released with a credit to income	(2)
Payment	(70)
Reversals and other	(14)

Balance at December 31, 2009	221

Additionally, Repsol YPF’s Environmental Cost Guide classifies as environmental provisions 75% of the amounts recognised under the caption “Provision for Field Dismantling Costs”, totaling € 854 million at December 31, 2009 (see Note 20).

The balance of the environmental provisions at December 31, 2009, included most notably approximately € 87 million to cover the environmental risks relating to the operations carried out in the past by the former chemicals subsidiary of Maxus Energy Corporation, Diamond Shamrock Chemicals Company, prior to its sale in 1986 to Occidental Petroleum Corporation (also included in the provisions detailed in Note 35).

The corporate insurance policies cover third-party liability for pollution caused by accidental and sudden events, in keeping with standard practice in the industry.

36.3)	Environmental expenses

In 2009 environmental expenses amounted to € 347 million and were classified as “Supplies” and “Other operating expenses”.

This amount includes € 163 million of expense for the rights necessary to cover CO2 emissions during 2009 (although according to Note 36.5 below, CO2 emissions, the effect in the income statement in relation with CO2 emissions was a net income of € 36 million in 2009); and measures in connection with atmospheric protection, soil and underground water remediation, waste management and water management, amounting to € 22 million, € 30 million, € 32 million and € 20 million, respectively.

36.4)	Planned initiatives

Some of the most important issues that might affect Repsol YPF’s operations and investments in the future are climate change and energy, Law 26093 in Argentina, the European Directive 2008/1/EC on Integrated Pollution Prevention and Control (IPPC), together with the Law 26/2007 on environmental liability and the new regulations that will further develop such law.

On climate change and energy matters, in April 2009, the European Union approved a package of Directives with the targets set for 2020 in relation to: (i) the reduction of global greenhouse gas emissions over 1990 levels by at least 20%, (ii) boosting the use of renewable energy sources to account for 20% of total output, and (iii) a 20% reduction in energy consumption via enhanced energy efficiency.

•	Directive 2009/28/EC on the promotion of the use of energy from renewable sources, sets a target of 20% for the overall share of energy from renewable sources and a 10% target for energy from renewable sources in transport for 2020 in respect of 2005 levels. This Directive further sets the sustainability criteria to be met by biofuels in order to guarantee a minimum contribution to reducing carbon emissions relative to the use of petrol and diesel.

Each State member must adopt a national action plan on renewable energy that lays down national targets and the appropriate measures to be taken to ensure delivery of these targets.

•	Directive 2009/29/EC amending Directive 2003/87/EC so as to improve and extend the greenhouse gas emission allowance trading scheme of the Community, sets the target of cutting the overall greenhouse gas emissions of the Community by at least 20% below 1990 levels by 2020. The reduction of allowances within the trading scheme implies a reduction of 21% on 2005 levels. This reduction is to be achieved on a straight-line annual basis, resulting in an annual reduction in emission allowances of 1.74%.

Auctions are designated as the primary means of allocating emission allowances. Fifty per-cent of state revenues generated from allowance auctions should be used, among others, for contributions to the Adaptation Fund put in practice at the XIV Conference of Parties (COP 14) celebrated in Poznan, to adapt to climate change and its ramifications, to fund R&D, for the development of renewable energies and for the capture and geological storage of greenhouse gases. Sectors with particularly high exposure to international competition (refining and chemicals) shall benefit from a free allowance allocation based on sector benchmarking.

•	Directive 2009/30/EC as regards the petrol, diesel and gas-oil specifications and introducing a mechanism to monitor and reduce greenhouse gas emissions, which is aimed at controlling, documenting and reducing fuel life greenhouse gas emissions.

The Directive sets fuel performance technical specifications for road vehicles, non-road mobile machinery, agricultural and forestry tractors, and recreational craft when not at sea, as well as a target for the reduction of life cycle greenhouse gas emissions.

Under the Directive, suppliers are obliged to report each year on the intensity of greenhouse gas emissions of the fuels and energy supplied. Member states shall require suppliers to reduce life cycle greenhouse gas emissions per unit of energy from fuel and energy supplied by up to 10 % by December 31, 2020. This reduction shall consist of a 6% reduction by means of biofuels, an indicative additional target of 2% via the capture and geological storage of CO2 and electric vehicles and an additional indicative target of 2% via Clean Development Mechanism CERs.

•

Directive 2009/31/EC on the geological storage of carbon dioxide establishes the legal framework governing the environmentally safe geological storage of CO2 (permanent confinement that is risk-free for the environment and human health) in a bid to contribute to the fight against climate change. This directive lays down requirements on storage site selection, storage and operating permits and on closure and post-closure obligations.

Spain has begun to transpose the requirements laid down in Directive 2009/29/EC in Law 5/2009, which sets reporting requirements for sectors forming part of the greenhouse gas allowance trading scheme.

The new legislation includes an additional information regarding the review of the Community allowance trading scheme, stipulating that owners of facilities that engage in the activities listed in the appendix to the legislative text and which are not subject to the 2008-2012 allowance trading scheme present, by April 30, 2010, emission figures for 2007 and 2008 before the competent regional authorities.

Moreover, Order PRE/2827/2009, which amends the sector allocations made under the 2008-2012 National Greenhouse Gas Allowance Allocation Plan, modified the allocations to the various activities subject to the allowance trading scheme, reducing the amount allocated to the Newcomers Reserve to 6.058 million tons of CO2.

Additionally, in 2006 was approved in Argentina the Law 26093, which contemplates incorporating biofuel into gasoline and fuel oil. These regulations are compulsory from the fourth year in which they go into effect and involve investments directed basically to obtaining biofuel, incorporation of biofuel into petroleum derivatives, and logistical distribution. Since mid-2007, the Company has been marketing the so-called gasoilbio (a mixture of gasoil and bio-combustibles) at a growing number of service stations. The percentage of bio-combustibles, which is currently 1.5%, will gradually rise in order to meet the 5% established in that Law.

In January 2008, the European Parliament passed Directive 2008/1/EC, concerning integrated pollution prevention and control, extending its scope to other contamination activities, such as the installation of medium-sized combustion devices (from 20 to 50 MW) and, establishes stricter emissions ceilings for a large combustion facilities not previously included in this Directive, and establishing annual inspections of industrial sectors to compare emission levels to those established in Best Available Technologies.

In Spain, in October 2007 Law 26/2007 was enacted, transposing the Directive 35/2004 relating to environmental responsibility. The corresponding regulation was published on December 23, 2008, and establishes methodologies for determining risk scenarios and calculating repair costs making it possible to determine coverage for financial environmental liability guarantees. The requirement to provide such financial guarantee will be established in an order issued by the Department of the Environment (Rural and Marine), after April 30, 2010.

36.5)	CO2 emissions

During 2009 and 2008 the companies comprising the consolidation scope recognised emission allowances allocated free of charge under the Spanish national allocation plan equivalent to 15.9 and 12.2 million tons of CO2 respectively, measured at € 246 and € 278 million. The same allocation plan stipulates allocation of 2010 allowances equivalent to 15.7 million tons of CO2 .

During 2009 and 2008 the value of emission allowances declined, giving rise to an impairment charge of € 50 and € 86 million respectively. These charges were offset virtually in full by the transfer to income of the deferred revenue recognised in connection with the gratuitously allocated allowances.

The net gain in 2009 on the management of CO2 allowances amounted to € 35 million compared to a net loss in 2008 of € 16 million. The 2009 gain principally reflects a drop in CO2 emissions at most of Repsol YPF’s refineries and chemical plants in Spain and Europe in respect of those allocated. To a lesser extent, this gain also reflects the outcome of CO2 allowance derivative transactions arranged by the Group in order to optimise emission related expense.

The Repsol YPF installations included in the European allowance trading scheme are entitled to levels of gratuitous CO2 emissions that are being reduced over time. In order to minimise the cost of meeting these declining allocations in the future, the Company has committed to a series of investments for the acquisition of Clean Development Mechanism (CDM) and Joint Implementation (JI) credits through carbon funds (the Spanish Carbon Fund managed by the World Bank and the Greenhouse Gas Credit Aggregation Pool managed by Natsource). Future trading in CDM and JI credits through carbon funds presents an opportunity to avail of low cost credits for future compliance purposes.

Repsol YPF’s commitments resulted in the acquisition of credits in 2009. Including these purchases, investment commitments at year end 2009 amounted to € 24 million.

(37)	FEES PAID TO THE AUDITORS

In 2009, the fees earned by Deloitte for the audit services provided to Repsol YPF, S.A. and the Group companies amounted to € 6.6 million. Additionally, the fees earned by the auditors and their organization for audit-related services and other services amounted to € 0.3 million and € 0.1 million, respectively.

The sum of these amounts does not represent more than 10% of the total volume of business of the auditors and their organization.

(38)	SUBSEQUENT EVENTS

-	With effect from January 11, 2010, Venezuela set new rates of exchange for the bolivar against the US dollar (Foreign Exchange Agreement No. 14). The exchange rate prevailing until that date, of 2.15 bolivars per US dollar, has been modified to 4.30 bolivars per dollar as a general rule, although other rates of exchange apply to certain transactions.

Management is in the process of assessing the scope of the new rules and their impact on Repsol’s businesses in Venezuela. Nevertheless, since these businesses’ functional currency is the dollar, the new rules are not expected to have a significant impact on operating cash flows.

-	With effect from February 1, 2010, the field Barúa-Motatán has been assigned to the mixed-ownership company Petroquiriquire, S.A., which will be the operator and in which Repsol has a 40% interest. This transaction gives effect to the credit note received by Repsol as part of the process of migrating the operating agreements over to the mixed-ownership company.

-	On February 10, 2010 the Venezuelan Ministry for Energy and Oil announced the adjudication of Carabobo Block 1 of the Orinoco oil belt to a consortium including Repsol. The mixed-ownership company that must be incorporated to engage in the related oil activities will be 60%-owned by CVP and 40%-owned by the winning consortium, as follows: Repsol (11%), Petronas (11%), ONGC (11%), Oil India Ltd (3.5%) and Indian Oil Co (3.5%).

-	On March 25, 2010, Repsol YPF sold a 5% interest in Compañía Logística de Hidrocarburos (CLH) to BBK for an amount of €145 million (resulting in a €107 million gain after taxes and minority interest). With this sale, the Group has reduced its interest in CLH to 10%. In addition, Repsol YPF is conducting a competitive bid process to sell an additional 5% stake in CLH.

-	On March 24, 2010 Gas Natural was granted a new syndicated loan amounting € 4,000 million (€1,200 million taking into account Repsol YPF’s share in Gas Natural) by 18 financial entities. This loan will allow Gas Natural the repayment in advance of the loans received for the acquisition of Unión Fenosa, S.A., which were initially due in 2011 and 2013.

-

On April 30, 2010 Gas Natural completed the sale to Morgan Stanley Infraestructura and Galp Energia SGPS and certain companies in their groups of the natural gas distribution branch in 38 municipalities of the Region of Madrid, the natural gas and electricity supply branch for domestic-commercial customers and small and medium size companies and the shared services branch in that region This transaction was carried out as part of the action plan adopted by the National Anti-Trust Commission in relation to the acquisition of Unión Fenosa and was subject to approval by the regulatory and anti-trust authorities.

-	On June 3, 2010 Gas Natural Fenosa completed the sale to Mitsui & Co. and Tokio Gas of the entire shareholding of several gas generation plants in Mexico, which had been agreed in December 2009 subject to approval by the regulatory and anti-trust authorities.

(39)	REPSOL INTERNATIONAL FINANCE, B.V. SUMMARIZED FINANCIAL INFORMATION

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

Balance Sheets at 31 December 2009 and 2008

2009	Millions of euros
	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total

ASSETS
Intangible assets:	61	—	4,171	2,586	6,818
a) Goodwill	—	—	2,146	2,587	4,733
b) Other Intangible assets	61	—	2,025	(1)	2,085
Property, plant and equipment	470	—	29,722	1,708	31,900
Investment property	—	—	35	—	35
Investments accounted for using the equity method	17,516	1,046	13,319	(31,350)	531
Non-current financial assets	1,490	4,774	11,531	(16,063)	1,732
Deferred tax assets	129	—	1,885	7	2,021
Other non-current assets	8	8	336	(79)	273

NON-CURRENT ASSETS	19,674	5,828	60,999	(43,191)	43,310
Non-current assets held for sale	—	—	746	—	746
Inventories	9	—	4,251	(27)	4,233
Trade and other receivables	779	188	10,463	(4,657)	6,773
a) Trade receivables	0	26	4,614	4	4,644
b) Other receivables	709	153	5,708	(4,661)	1,909
c) Income tax assets	70	9	141	—	220
Other current financial assets	4,139	1,754	13,053	(18,233)	713
Cash and cash equivalents	33	167	2,110	(2)	2,308

CURRENT ASSETS	4,960	2,109	30,623	(22,919)	14,773

TOTAL ASSETS	24,634	7,937	91,622	(66,110)	58,083

	Millions of euros
	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total
EQUITY AND LIABILITIES

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	19,951	1,838	26,970	(28,808)	19,951
MINORITY INTERESTS	—	—	451	989	1,440

TOTAL EQUITY	19,951	1,838	27,421	(27,819)	21,391
Grants	—	—	124	—	124
Non-current provisions for contingencies and expenses	133	—	2,959	5	3,097
Non-current financial liabilities	2,007	4,664	25,184	(16,444)	15,411
a) Bank borrowings, bonds and other securities	75	4,619	10,901	(327)	15,268
b) Other financial liabilities	1,932	45	14,283	(16,117)	143
Deferred tax liabilities	121	—	2,672	602	3,395
Other non-current liabilities	48	—	2,709	(85)	2,672

NON-CURRENT LIABILITIES	2,309	4,664	33,648	(15,922)	24,699
Liabilities related to non-current assets held for sale	—	—	185	—	185
Current provisions	6	—	276	—	282
Current financial liabilities:	1,603	1,404	18,310	(17,818)	3,499
a) Bank borrowings, bonds and other securities	280	1,101	2,050	2	3,433
b) Other financial liabilities	1,323	303	16,260	(17,820)	66
Trade payables and other payables:	765	31	11,782	(4,551)	8,027
a) Trade payables	59	—	3,419	13	3,491
b) Other payables	675	—	8,016	(4,564)	4,127
c) Income tax liabilities	31	31	347	—	409

CURRENT LIABILITIES	2,374	1,435	30,553	(22,369)	11,993

TOTAL EQUITY AND LIABILITIES	24,634	7,937	91,622	(66,110)	58,083

2008	Millions of euros
	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total
ASSETS
Intangible assets:	68	—	1,722	2,493	4,283
a) Goodwill	—	—	565	2,490	3,055
b) Other Intangible assets	68	—	1,157	3	1,228
Property, plant and equipment	779	—	23,464	1,851	26,094
Investment property	—	—	31	—	31
Investments accounted for using the equity method	16,868	798	12,469	(29,610)	525
Non-current financial assets	1,381	4,796	7,380	(11,092)	2,465
Deferred tax assets	59	5	1,343	123	1,530
Other non-current assets	25	22	304	(75)	276

NON-CURRENT ASSETS	19,180	5,621	46,713	(36,310)	35,204
Non-current assets held for sale	—	—	163	—	163
Inventories	12	—	3,641	(12)	3,641
Trade and other receivables	1,220	44	9,621	(4,249)	6,636
a) Trade receivables	—	31	4,193	4	4,228
b) Other receivables	1,185	1	5,231	(4,253)	2,164
c) Income tax assets	35	12	197	—	244
Other current financial assets	4,682	891	10,875	(15,950)	498
Cash and cash equivalents	—	19	2,908	(5)	2,922

CURRENT ASSETS	5,914	954	27,208	(20,216)	13,860

TOTAL ASSETS	25,094	6,575	73,921	(56,526)	49,064

	Millions of euros
	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total
EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	19,834	1,640	25,619	(27,258)	19,834
MINORITY INTERESTS	—	—	107	1,063	1,170

TOTAL EQUITY	19,834	1,640	25,726	(26,195)	21,004
Grants	—	—	108	—	108
Non-current provisions for contingencies and expenses	92	—	2,620	6	2,718
Non-current Financial Liabilities	3,308	4,416	14,227	(11,520)	10,432
a) Bank borrowings, bonds and other securities	150	4,416	5,850	(298)	10,118
b) Other financial liabilities	3,158	—	8,378	(11,222)	314
Deferred tax liabilities	121	—	1,774	664	2,559
Other non-current liabilities	62	—	1,500	(111)	1,451

NON-CURRENT LIABILITIES	3,583	4,416	20,229	(10,961)	17,268
Liabilities related to non-current assets held for sale	—	—	12	—	12
Current provisions	4	—	444	(9)	439
Current Financial Liabilities:	164	429	16,520	(15,260)	1,853
a) Bank borrowings, bonds and other securities	54	255	1,493	4	1,807
b) Other financial liabilities	110	173	15,027	(15,264)	46
Trade payables and other payables:	1,509	90	10,990	(4,101)	8,488
a) Trade payables	87	—	3,063	24	3,174
b) Other payables	1,444	47	7,658	(4,125)	5,024
c) Income tax liabilities	(22)	43	269	—	290

CURRENT LIABILITIES	1,677	519	27,966	(19,370)	10,792

TOTAL EQUITY AND LIABILITIES	25,094	6,575	73,921	(56,526)	49,064

Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007

2009	Millions of euros
	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total
Sales	—	—	70,993	(25,166)	45,827
Services rendered and other income	264	—	1,403	(217)	1,450
Changes in inventories of finished goods and work in progress inventories	—	—	109	(15)	94
Income from reversal of impairment losses and gains on disposal of non-current assets	72	—	256	44	371
Allocation of subsidies on nonfinancial assets and other subsidies	—	—	16		16
Other operating income	659	—	2,000	(1,385)	1,274

OPERATING REVENUE	994	—	74,777	(26,739)	49,032
Supplies	(210)	—	(56,251)	25,028	(31,433)
Personnel expenses	(253)	—	(1,845)	12	(2,087)
Other operating expenses	(445)	(1)	(9,773)	1,717	(8,503)
Depreciation and amortisation of non-current assets	(59)	—	(3,286)	(275)	(3,620)
Impairment losses recognized and losses on disposal of non-current assets	(5)	(6)	(739)	606	(145)

OPERATING EXPENSES	(972)	(8)	(71,895)	27,088	(45,788)

OPERATING INCOME	22	(8)	2,882	349	3,244

FINANCIAL RESULT	(89)	42	1,200	(1,622)	(468)

NET INCOME BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	(67)	34	4,082	(1,273)	2,776
Income tax	(25)	(11)	(1,015)	(78)	(1,130)
Share of result of companies accounted for using the equity method	1,650	140	70	(1,774)	86
Net income for the year from continuing operations	1,559	163	3,136	(3,125)	1,732
Net income for the year from non continuing operations	—	—	12	—	12

NET INCOME FOR THE YEAR	1,559	163	3,148	(3,125)	1,744
Net income attributable to minority interests	—	—	(60)	(125)	(185)

NET INCOME ATTRIBUTABLE TO THE PARENT	1,559	163	3,088	(3,250)	1,559

2008	Millions of euros
	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustmens	Total

Sales	—	—	95,929	(37,454)	58,475
Services rendered and other income	389	—	1,925	(421)	1,893
Changes in inventories of finished goods and work in progress inventories	—	—	(294)	20	(274)
Income from reversal of impairment losses and gains on disposal of non-current assets	117	—	1,294	(1,228)	183
Allocation of subsidies on nonfinancial assets and other subsidies	—	—	18		18
Other operating income	707	—	1,817	(1,108)	1,416

OPERATING REVENUE	1,213	—	100,689	(40,191)	61,711
Supplies	(330)	—	(78,519)	37,454	(41,395)
Personnel expenses	(257)	—	(1,777)	11	(2,023)
Other operating expenses	(469)	(2)	(11,260)	1,708	(10,023)
Depreciation and amortisation of non-current assets	(51)	—	(2,812)	(252)	(3,115)
Impairment losses recognized and losses on disposal of non-current assets	—	—	(520)	385	(135)

OPERATING EXPENSES	(1,107)	(2)	(94,888)	39,306	(56,691)

OPERATING INCOME	107	(2)	5,800	(885)	5,020

FINANCIAL RESULT	5	62	248	(859)	(544)

NET INCOME BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	112	60	6,049	(1,744)	4,476
Income tax	168	(16)	(2,457)	445	(1,861)
Share of result of companies accounted for using the equity method	2,276	268	51	(2,529)	66

NET INCOME FOR THE YEAR	2,555	312	3,643	(3,829)	2,681
Net income attributable to minority interests	—	—	(35)	(91)	(126)

NET INCOME ATTRIBUTABLE TO THE PARENT	2,555	312	3,608	(3,920)	2,555

2007	Millions of euros
	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total
Sales	—	—	84,267	(32,169)	52,098
Services rendered and other income	355	—	1,658	(246)	1,767
Changes in inventories of finished goods and work in progress inventories	—	—	387	—	387
Income from reversal of impairment losses and gains on disposal of non-current assets	565	—	421	(142)	844
Allocation of subsidies on nonfinancial assets and other subsidies	—	—	13		13
Other operating income	609	—	1,443	(1,238)	814

OPERATING REVENUE	1,529	—	88,189	(33,795)	55,923

Supplies	(279)	—	(68,155)	32,140	(36,294)
Personnel expenses	(227)	—	(1,645)	17	(1,855)
Other operating expenses	(413)	(1)	(9,637)	1,471	(8,580)
Depreciation and amortisation of non-current assets	(44)	—	(2,786)	(311)	(3,141)
Impairment losses recognized and losses on disposal of non-current assets	(1)	—	(709)	465	(245)

OPERATING EXPENSES	(964)	(1)	(82,932)	33,782	(50,115)

OPERATING INCOME	565	(1)	5,257	(13)	5,808

FINANCIAL RESULT	(76)	67	874	(1,089)	(224)

NET INCOME BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	489	66	6,131	(1,102)	5,584
Income tax	322	(17)	(2,335)	(308)	(2,338)
Share of result of companies accounted for using the equity method	2,377	188	67	(2,523)	109

NET INCOME FOR THE YEAR	3,188	237	3,863	(3,933)	3,355
Net income attributable to minority interests	—	—	(30)	(137)	(167)

NET INCOME ATTRIBUTABLE TO THE PARENT	3,188	237	3,833	(4,070)	3,188

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

	Millions of euros
2009	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total

Net income before tax and share of results of companies accounted for using the equity method	(67)	34	4,082	(1,273)	2,776
Adjustments to result	122	(36)	2,639	1,248	3,973
Depreciation and amortisation of assets	59	—	3,286	275	3,620
Other adjustments to result (net)	63	(36)	(647)	973	353
Changes in working capital	371	(180)	(506)	(276)	(590)
Other cash flows from operating activities:	1,576	125	(6)	(3,089)	(1,394)
Dividends received	1,612	128	1,704	(3,359)	86
Income tax received / (paid)	(29)	(3)	(1,405)	269	(1,168)
Other proceeds from / (payments for) operating activities	(7)	—	(305)	—	(312)

Cash Flows from operating activities	2,002	(56)	6,209	(3,390)	4,765

Payments for investing activities:	(1,537)	(5,199)	(15,253)	12,986	(9,003)
Group companies, associates and business units	(854)	(406)	(4,668)	1,465	(4,463)
Property, plant and equipment, intangible assets and investment properties	(163)	—	(4,269)	84	(4,348)
Other financial assets	(520)	(4,793)	(6,316)	11,436	(192)
Receipts from divestments:	1,054	5,795	2,195	(7,952)	1,093
Group companies, associates and business units	711	249	487	(1,034)	413
Property, plant and equipment, intangible assets and investment properties	299	—	147	(73)	373
Other financial assets	44	5,546	1,562	(6,845)	307
Others cash flows	—	—	56	—	56

Cash Flows used in investing activities	(483)	597	(13,002)	5,034	(7,854)

Proceeds from / (payments for) equity instruments:	—	—	1,591	(1,361)	230
Acquisition	—	—	1,361	(1,361)	—
Disposal	—	—	230	—	230
Proceeds from / (payments for) financial liabilities:	124	1,152	9,754	(6,366)	4,665
Issues	169	1,301	30,726	(21,579)	10,618
Return and redemption	(45)	(149)	(20,972)	15,213	(5,953)
Payments for dividends and payments on other equity instruments	(1,739)	—	(3,587)	3,391	(1,935)
Other cash flows from financing activities	129	(1,546)	(1,528)	2,490	(455)
Interest payments	(163)	(209)	(1,047)	643	(776)
Other proceeds from / (payments for) financing activities	292	(1,337)	(481)	1,847	321

Cash Flows used in financing activities	(1,486)	(394)	6,230	(1,845)	2,505

Effect of changes in exchange rates		2	(32)	—	(30)
Net increase / (decrease) in cash and cash equivalents	33	149	(595)	(201)	(614)

Cash and cash equivalents at the beginning the year	—	19	2,935	(32)	2,922
Cash and cash equivalents at the end the year	33	167	2,340	(232)	2,308
COMPONENTS OF CASH AT THE END OF YEAR
(+) Cash and banks	1	12	1,066	—	1,079
(+) Other financial assets	32	155	1,044	(2)	1,229

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF YEAR	33	167	2,110	(2)	2,308

	Millions of euros
2008	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total
Net income before tax and share of results of companies accounted for using the equity method	112	60	6,049	(1,744)	4,476
Adjustments to result	358	(63)	1,989	1,361	3,645
Depreciation and amortisation of assets	51	—	2,812	252	3,115
Other adjustments to result (net)	307	(63)	(823)	1,109	530
Changes in working capital	(942)	337	1,036	835	1,266
Other cash flows from operating activities:	2,035	91	(1,825)	(2,949)	(2,648)
Dividends received	1,980	100	991	(2,962)	110
Income tax received / (paid)	55	(10)	(2,461)	16	(2,399)
Other proceeds from / (payments for) operating activities	—	—	(355)	(4)	(359)

Cash Flows from operating activities	1,563	424	7,249	(2,496)	6,739

Payments for investing activities:	(1,435)	(84)	(7,013)	2,935	(5,597)
Group companies, associates and business units	(713)	(70)	(102)	786	(99)
Property, plant and equipment, intangible assets and investment properties	(204)	—	(4,736)	15	(4,925)
Other financial assets	(518)	(13)	(2,176)	2,134	(573)
Proceeds from divestments:	937	18	430	(340)	1,045
Group companies, associates and business units	937	—	47	(64)	920
Property, plant and equipment, intangible assets and investment properties	—	—	98	4	102
Other financial assets	—	18	285	(280)	23
Others cash flows	—	—	(126)	(2)	(128)

Cash Flows used in investing activities	(498)	(65)	(6,710)	2,593	(4,680)

Proceeds from and (payments for) equity instruments:	1	—	466	(711)	(245)
Acquisition	(17)	—	467	(711)	(262)
Disposal	18	—	(1)	—	17
Proceeds from and (payments for) financial liabilities:	134	(237)	2,889	(2,373)	413
Issues	325	—	36,488	(33,348)	3,465
Return and redemption	(191)	(237)	(33,599)	30,975	(3,052)
Payments for dividends and payments on other equity instruments	(1,221)	—	(3,379)	2,992	(1,608)
Other cash flows from financing activities	21	(168)	(162)	(7)	(316)
Interest payments	(304)	(243)	(733)	647	(632)
Other proceeds from / (payments for) financing activities	325	75	570	(654)	316

Cash Flows used in financing activities	(1,065)	(405)	(187)	(99)	(1,756)

Effect of changes in exchange rates		1	33	(0)	34
Net increase / (decrease) in cash and cash equivalents	(1)	(46)	385	(2)	337

Cash and cash equivalents at the beginning the year	1	64	2,523	(3)	2,585
Cash and cash equivalents at the end the year	—	19	2,908	(5)	2,922
COMPONENTS OF CASH AT THE END OF YEAR
(+) Cash and banks	—	19	1,315	(4)	1,330
(+) Other financial assets	—	—	1,593	(1)	1,592

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF YEAR	—	19	2,908	(5)	2,922

	Millions of euros
2007	Repsol YPF, S.A.	RIF, B.V.	Rest of companies	Consolidating Adjustments	Total

Net income before tax and share of results of companies accounted for using the equity method	489	66	6,131	(1,102)	5,584
Adjustments to result	(446)	(67)	2,127	1,375	2,989
Depreciation and amortisation of assets	44	—	2,786	311	3,141
Other adjustments to result (net)	(489)	(67)	(660)	1,064	(152)
Changes in working capital	(171)	181	3,210	(3,801)	(582)
Other cash flows from operating activities:	31	(2)	(2,328)	20	(2,279)
Dividends received			179	—	179
Income tax received / (paid)	42	(2)	(2,217)	20	(2,157)
Other proceeds from / (payments for) operating activities	(11)	—	(290)	—	(301)

Cash Flows from operating activities	(96)	178	9,139	(3,508)	5,712

Payments for investing activities:	(391)	(2,816)	(10,551)	8,385	(5,373)
Group companies, associates and business units	(17)	(86)	(2,134)	1,744	(492)
Property, plant and equipment, intangible assets and investment properties	(302)	—	(4,230)	(40)	(4,573)
Other financial assets	(72)	(2,730)	(4,188)	6,681	(308)
Proceeds from divestments:	1,055	1	1,518	(1,295)	1,279
Group companies, associates and business units	443	1	363	(285)	522
Property, plant and equipment, intangible assets and investment properties	447	—	105	(5)	548
Other financial assets	165	—	1,049	(1,005)	209
Others cash flows	—	—	12	—	12

Cash Flows used in investing activities	664	(2,815)	(9,022)	7,090	(4,082)

Proceeds from / (payments for) equity instruments:	4	—	1,317	(1,317)	4
Acquisition	(110)	—	—	—	(110)
Disposal	114	—	1,317	(1,317)	114
Proceeds from / (payments for) financial liabilities:	(344)	1,014	4,656	(5,299)	26
Issues	2,292	1,191	20,218	(19,466)	4,236
Return and redemption	(2,637)	(178)	(15,563)	14,167	(4,210)
Payments for dividends and payments on other equity instruments	(879)	(100)	(3,054)	3,084	(949)
Other cash flows from financing activities	(605)	1,662	(1,233)	(284)	(459)
Interest payments	(40)	(203)	(697)	305	(635)
Other proceeds from / (payments for) financing activities	(564)	1,865	(536)	(589)	176

Cash Flows used in financing activities	(1,824)	2,576	1,686	(3,816)	(1,378)

Effect of changes in exchange rates	—	(10)	(214)	—	(224)
Net increase / (decrease) in cash and cash equivalents	(1,256)	(71)	1,589	(234)	28

Cash and cash equivalents at the beginning the year	1,257	135	934	231	2,557
Cash and cash equivalents at the end the year	1	64	2,523	(3)	2,585
COMPONENTS OF CASH AT THE END OF YEAR
(+) Cash and banks	1	—	686	(3)	684
(+) Other financial assets	—	64	1,837	—	1,901

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF YEAR	1	64	2,523	(3)	2,585

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Repsol Petróleo, S.A.	Spain	Repsol YPF, S.A.		Refining	F.C.	99.97	99.97	217.6	1,256.8	180.7	—	1,654.7
Repsol YPF Lubricantesy Especialidades, S.A.	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Production and marketing of derivative products	F.C.	100.00	100.00	5.4	61.4	17.9	—	84.7
Repsol Eléctrica de Distribución, S.L.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A.	Distribution and supply of electric power	F.C.	100.00	100.00	0.1	1.9	1.0	—	3.0
Asfaltos Españoles, S.A.	Spain	Repsol Petróleo, S.A.		Asphalts	P.C.	50.00	50.00	8.5	12.7	1.6	—	11.4
Servicios de seguridad Mancomunados (SESEMA)	Spain	Repsol Petróleo, S.A.	Repsol Butano, S.A. y Repsol Química, S.A.	Security	F.C.	100.00	100.00	0.4	(0.1)	0.2	—	0.5
Compañía Auxiliar de Remolcadoresy Buques Especiales, S.A. (CARSA)	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A./PETRONOR	Tug boats	F.C.	99.23	100.00	0.1	2.4	2.3	—	4.8
Repsol YPF Trading y Transportes, S.A. (RYTTSA)	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Trading of oil products	F.C.	100.00	100.00	0.1	128.3	36.3	—	164.7
RYTTSA Singapur	Cayman Islands	Repsol YPF Trading y Transportes, S.A.		Trading of oil products	F.C.	100.00	100.00	—	(2.6)	(0.8)	—	(3.4)
Repsol Overzee Finance, B.V.	Holland	Repsol YPF, S.A.		Portfolio company	F.C.	100.00	100.00	123.7	54.3	21.8	—	199.8
Atlantic 2/3 Holdings, Llc.	United States	Repsol Overzee Finance, B.V.		Portfolio company	P.C.	25.00	25.00	96.7	—	(79.1)	—	4.4
Atlantic LNG 2/3 Company of Trinidad & Tobago (2)	Trinidad and Tobago	Atlantic 2/3 Holdings, Llc.		Supply and/or distribution of natural gas	P.C.	25.00	100.00	96.7	5.3	77.3	(79.1)	25.0
Atlantic 4 Holdings, Llc.	United States	Repsol Overzee Finance, B.V.		Portfolio company	E.M.	22.22	22.22	174.9	—	—	—	38.9
Atlantic 4 LNG Company of Trinidad & Tobago (3)	Trinidad and Tobago	Atlantic 4 Holdings, Llc.		Construction of liquefaction plant	E.M.	22.22	100.00	174.9	(64.6)	73.3	—	40.8
Repsol LNG T & T, Ltd.	Trinidad and Tobago	Repsol Overzee Finance, B.V.		Marketing of natural gas	F.C.	100.00	100.00	3.7	8.1	6.9	—	18.8

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Repsol E&P T&T Limited	Trinidad and Tobago	Repsol Overzee Finance, B.V.		Exploration and production of oil and gas	F.C.	100.00	100.00	52.6	24.2	10.9	—	87.7
Repsol LNG, S.L.	Spain	Repsol YPF, S.A.	Repsol comercializadora de Gas, S.A.	Marketing of natural gas	F.C.	100.00	100.00	—	—	(0.5)	—	(0.5)
Gastream México S.A. de C.V.	Mexico	Repsol YPF, S.A.	Repsol LNG, S.L.	Other activities	F.C.	100.00	100.00	20.0	(20.8)	(0.1)	—	(0.9)
Repsol Gas Natural LNG	Spain	Repsol YPF, SA	Gas Natural, SGA	Marketing of LNG	P.C.	65.06	100.00	2.0	0.2	0.5	—	1.8
Pacific LNG Bolivia S.R.L.	Bolivia	Repsol YPF, S.A.		Exploration and production of oil and gas	E.M.	37.50	37.50	1.9	(1.8)	—	—	0.1
Repsol Comercializadora de Gas, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Marketing of natural gas	F.C.	100.00	100.00	—	1.6	21.8	—	23.4
Repsol Butano, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Marketing of LPG	F.C.	100.00	100.00	58.7	556.0	105.7	—	720.4
Repsol Maroc, S.A.	Morroco	Repsol Butano, S.A.		Marketing of natural gas	E.M.	100.00	100.00	1.3	(1.8)	0.5	—	(0.0)
Repsol YPF Gas, S.A.	Argentina	Repsol Butano, S.A.		Marketing of LPG	F.C.	85.00	85.00	14.7	10.2	11.1	—	30.6
Comsergas, Compañía Servicios Industriales de Gas Licuado, S.A.	Argentina	Repsol YPF Gas, S.A.		Gas installation work	F.C.	52.70	62.00	0.4	0.1	(0.0)	—	0.2
Gas Austral, S.A.	Argentina	Repsol YPF Gas, S.A.		Marketing of LPG	E.M.	42.50	50.00	—	0.5	0.4	—	0.4
Mejorgas, S.A.	Argentina	Repsol YPF Gas, S.A.	Poligas Luján, S.A.	Marketing of LPG	E.M.	75.73	100.00	—	(0.4)	—	—	(0.3)
Duragas, S.A.	Ecuador	Repsol Butano, S.A.		Marketing of LPG	F.C.	100.00	100.00	7.4	2.4	5.5	—	15.4
Servicio de Mantenimiento y Personal - SEMAPESA	Ecuador	Repsol Butano, S.A.		Maintenance and personnel services	F.C.	100.00	100.00	—	—	—	—	—
Repsol Gas Portugal, S.A.	Portugal	Repsol Butano, S.A.		Marketing of LPG	F.C.	100.00	100.00	0.6	21.4	16.8	—	38.7

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Spelta Soc. Unipessoal Lda.	Portugal	Repsol Gas Portugal, S.A.		Marketing of LPG	E.M.	100.00	100.00	—	0.8	0.4	—	1.2
Saaga, S.A.	Portugal	Repsol Gas Portugal, S.A.		Marketing of LPG	E.M.	25.07	25.07	1.0	3.2	0.4	—	1.2
Repsol Butano Chile, S.A.	Chile	Repsol Butano, S.A.	Repsol YPF Chile, Limitada	Portfolio company	F.C.	100.00	100.00	100.7	72.5	20.3	—	193.5
Empresas Lipigas, S.A.	Chile	Repsol Butano Chile, S.A.		Marketing of LPG	P.C.	45.00	45.00	73.1	20.7	45.4	(50.6)	39.8
Repsol YPF Comercial del Perú, S.A.	Peru	Repsol Butano, S.A.		Marketing of LPG	F.C.	99.85	99.85	32.8	3.7	15.2	(6.2)	45.4
Repsol YPF Comercial de la Amazonia, SAC	Peru	Repsol YPF Comercial Perú, S.A.	Grupo Repsol YPF del Perú	Distribution of L.P.G.	F.C.	99.69	99.84	0.1	0.1	(0.1)	—	0.2
Repsol YPF GLP de Bolivia, S.A.	Bolivia	Repsol Butano, S.A.	R. YPF E&P de Bolivia, S.A./R. YPF Bolivia, S.A.	Marketing of LPG	F.C.	100.00	100.00	0.1	0.1	(0.1)	—	0.1
Repsol France	France	Repsol Butano, S.A.	Repsol Química, S.A./Repsol YPF, S.A./Repsol Petróleo,S.A.	Distribution and marketing of oil products	F.C.	100.00	100.00	11.9	(4.8)	0.9	—	8.0
Repsol Gas Brasil, S.A.	Brazil	Repsol Butano, S.A.	Repsol YPF Brasil, S.A.	Marketing of LPG	F.C.	100.00	100.00	29.9	(14.1)	(4.6)	—	11.2
Solgas Distribuidora de Gas, S.L.	Spain	Repsol Butano, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Marketing of LPG	F.C.	100.00	100.00	1.1	(1.3)	—	—	(0.3)
Vía Red Servicios Logísticos, S.L.	Spain	Repsol Butano, S.A.		Supply and/or distribution of natural gas natural	E.M.	99.49	99.49	0.8	(0.1)	—	—	0.6
Repsol Comercial de Productos Petrolíferos, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A./PETRONOR	Marketing of oil products	F.C.	96.65	99.76	334.8	591.4	344.7	(204.0)	1,031.0
Repsol Directo, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Campsa Estaciones de Servicio, S.A. - CAMPSARED	Distribution and marketing of oil products	F.C.	96.65	100.00	0.1	2.5	3.3	—	5.7
Campsa Estaciones de Servicio, S.A. - CAMPSARED	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Operation and management of service stations	F.C.	96.65	100.00	8.4	18.0	34.8	—	59.1

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Societat Catalana de Petrolis, S.A. (PETROCAT)	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Distribution and marketing of oil products	E.M.	43.68	45.00	15.1	(4.9)	(0.3)	—	4.3
Air Miles España, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Loyalty-building programs	E.M.	29.00	30.00	0.1	4.8	(0.1)	—	1.4
Carburants i Derivats, S.A. (CADESA)	Andorra	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution of oil derivative products	E.M.	33.18	33.25	0.1	1.0	0.7	—	0.6
Euro 24, S.L.	Spain	Autoclub Repsol, S.L.		Automotive services	F.C.	99.78	100.00	—	0.5	(0.2)	—	0.3
Noroil, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	PETRONOR	Distribution and marketing of oil products	F.C.	69.85	70.00	1.5	0.3	0.8	—	1.8
Solred, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF, S.A.	Management of means of payment at service stations	F.C.	99.78	100.00	7.3	22.0	10.8	—	40.0
Gestión de Puntos de Venta, Gespevesa, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Management of service stations	P.C.	49.89	50.00	39.4	6.7	1.3	—	23.6
Terminales Canarios, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Storage and distribution of oil products	P.C.	49.89	50.00	19.8	1.9	0.7	—	11.2
Compañía Logística de Hidrocarburos CLH, S.A.	Spain	Repsol YPF, S.A.	PETRONOR	Transport and storage of oil products	E.M.	14.25	15.00	84.1	152.1	171.2	(219.2)	26.8
CLH Aviación, S.A.(3)	Spain	CLH, S.A.		Transport and storage of oil products	E.M.	14.25	100.00	21.7	32.1	—	—	7.7
Carbon Black Española, S.A. (CARBESA)	Spain	Repsol YPF, S.A.	Repsol Química, S.A.	No activity	F.C.	100.00	100.00	0.2	13.1	11.3	—	24.6
The Repsol Company of Portugal Ltd.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)	Marketing of oil products	F.C.	100.00	100.00	0.8	2.4	0.1	—	3.3
Repsol Portuguesa, S.A.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)	Distribution and marketing of oil products	F.C.	100.00	100.00	59.0	313.8	37.2	—	410.0

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Repsol Directo LDA	Portugal	Repsol Portuguesa, S.A.		Distribution and marketing of oil products	F.C.	100.00	100.00	0.3	(0.1)	0.1	—	0.2
Gespost	Portugal	Repsol Portuguesa, S.A.		Marketing of oil products	F.C.	100.00	100.00	—	2.4	1.4	—	3.7
Caiageste—Gestao de Areas de Servicios Ltda.	Portugal	Gespost		Operation and management of service stations	E.M.	50.00	50.00	—	0.1	(0.1)	—	(0.0)
Abastecimientos e Serviços de Avia—ASA	Portugal	Repsol Portuguesa, S.A.		Marketing of oil products	E.M.	50.00	50.00	—	—	—	—	—
Sociedade Abastecedora de Aeronaves, Lda.—SABA	Portugal	Repsol Portuguesa, S.A.		Marketing of oil products	E.M.	25.00	25.00	—	—	—	—	—
Tecnicontrol y Gestión Integral, S.L.	Spain	Repsol YPF, S.A.	Repsol Exploración, S.A.	Property development	F.C.	100.00	100.00	3.5	28.0	0.2	—	31.7
Bahía Bizkaia Electricidad, S.L.	Spain	Repsol YPF, S.A.		Energy production	P.C.	25.00	25.00	3.6	147.9	27.2	—	44.7
Bahía Bizkaia Gas, S.L.	Spain	Repsol YPF, S.A.		Maintenance of gasification plants	P.C.	25.00	25.00	6.0	59.5	32.3	(8.0)	22.4
Repsol YPF Tesorería y Gestión Financiera, S.A	Spain	Repsol YPF, S.A.	Repsol Petroleo, S.A	Treasury services	F.C.	100.00	100.00	0.1	386.3	5.9	—	392.3
Petróleos del Norte, S.A. (PETRONOR)	Spain	Repsol YPF, S.A.		Refining	F.C.	85.98	85.98	120.5	452.9	170.4	(66.1)	582.7
Asfalnor, S.A.	Spain	PETRONOR		Distribution and marketing of asphalt products	F.C.	85.98	100.00	0.1	—	—	—	0.1
Repsol Exploración, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	24.6	1,201.7	599.1	—	1,825.4
Repsol LNG Holding, antes se denominaba Repsol Exploración Trinidad, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	1.8	8.3	(13.5)	—	(3.4)
Gas Natural West Africa S.L.	Spain	Repsol LNG Holding, S.A.	Gas Natural Exploración, S.L.		P.C.	72.04	100.00	6.9	3.2	(12.8)	—	(1.9)
Repsol YPF Cuba, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	1.9	5.6	(0.6)	—	6.9

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Repsol Exploración Colombia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	1.9	(0.7)	(9.0)	—	(7.8)
Repsol Exploración Argelia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	3.6	113.7	(122.1)	—	(4.8)
Repsol Exploración Murzuq, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	7.2	444.0	126.0	—	577.2
Akakus Oil Operations AG/Repsol Oil Operation	Libya	Repsol Exploración Murzuq, S.A.		Exploration and production of oil and gas	E.M.	100.00	100.00	0.1	0.0	0.3	—	0.4
Repsol YPF Ecuador, S.A.	Spain	Repsol Exploración, S.A.	Repsol Petróleo, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	4.3	84.3	(13.3)	—	75.3
Amodaimi Oil Company, Ltd.	Ecuador	Repsol YPF Ecuador, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	—	(1.5)	20.6	—	19.0
Repsol YPF OCP de Ecuador, S.A.	Spain	Repsol YPF Ecuador, S.A.	Repsol Exploración Tobago, S.A.	Portfolio company	F.C.	100.00	100.00	0.1	25.1	6.7	—	31.9
Oleoducto de Crudos Pesados, Ltd.	Cayman Islands	Repsol YPF OCP de Ecuador, S.A.		Other activities	E.M.	29.66	29.66	69.7	4.5	10.0	(5.2)	23.4
Oleoducto de Crudos Pesados Ecuador, S.A.(3)	Cayman Islands	Oleoducto de Crudos Pesados, Ltd.		Other activities	E.M.	29.66	100.00	—	—	—	—	—
Repsol Exploración Securé, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	1.9	(0.3)	0.5	—	2.0
Repsol Exploración Perú, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	14.5	140.0	25.0	—	179.5
Perú LNG Company, Llc.	Peru	Repsol Exploración Perú, S.A.		Supply and/or distribution of natural gas	E.M.	20.00	20.00	1,127.7	17.6	(60.4)	—	217.0

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
TGP, S.A.	Peru	Perú Pipeline Holding Co. LLC		Supply and/or distribution of natural gas	E.M.	10.00	10.00	144.6	223.1	42.2	—	41.0
Repsol YPF Oriente Medio, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	0.2	—	(4.6)	—	(4.4)
Repsol Exploración México S.A. de C.V.	Mexico	Repsol Exploración, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	15.5	1.0	11.2	—	27.6
Servicios Administrativos Cuenca de Burgos S.A. de C.V.	Mexico	Repsol Exploración, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	—	0.1	0.1	—	0.2
Repsol Exploración Kazakhstán, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	0.2	(0.1)	(3.8)	—	(3.7)
Zhambai LLP	Kazakhstan	Repsol Exploración Kazakhstan, S.A.		Exploration and production of oil and gas	E.M.	25.00	25.00	0.0	19.6	(22.4)	—	(0.7)
Repsol Exploración Tobago, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	0.2	(0.1)	(0.3)	—	(0.1)
Repsol Exploración Sierra Leona, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	2.8	(1.4)	(1.1)	—	0.3
Repsol Exploración Suriname, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	—	—	(0.1)	—	(0.1)
Repsol Exploración Venezuela, B.V.	Holland	Repsol Exploración, S.A.		Portfolio company	F.C.	100.00	100.00	238.4	(88.8)	1.8	—	151.5
Calio LLC	Venezuela	Repsol Exploración Venezuela, B.V.		Exploration and production of oil and gas	F.C.	100.00	100.00	14.4	5.8		—	20.2
Repsol YPF Venezuela, S.A.	Venezuela	Repsol Exploración Venezuela, B.V.		Exploration and production of oil and gas	F.C.	100.00	100.00	11.4	53.6	(17.4)	—	47.7
Repsol YPF Venezuela Gas	Venezuela	Repsol YPF Venezuela, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	—	(6.2)	(0.2)	—	(6.4)

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Cardón IV	Venezuela	Repsol YPF Venezuela Gas S.A.		Exploration and production of oil and gas	P.C.	50.00	50.00	—	(21.7)	5.8	—	(8.0)
Petroquiriquire, S.A.	Venezuela	Repsol YPF Venezuela, S.A.		Exploration and production of oil and gas	P.C.	40.00	40.00	3.8	433.2	262.6	—	279.8
Quiriquire Gas, S.A.	Venezuela	Repsol YPF Venezuela, S.A.		Exploration and production of oil and gas	P.C.	60.00	60.00	0.3	90.0	79.1	—	101.7
Repsol Exploración Guinea, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	0.1	—	(1.5)	—	(1.4)
BPRY Caribbean Ventures LLC	United States	Repsol Exploración, S.A.		Portfolio company	P.C.	30.00	30.00	849.6	(1,616.3)	884.1	—	35.2
BP Amoco Trinidad & Tobago, LLG (consolidada en BCS dentro 822)	United States	BPRY Caribbean Ventures LLC		Exploration and production of oil and gas	P.C.	30.00	100.00	117.3	772.9	312.4	(853.1)	104.9
Dubai Marine Areas, Ltd. (DUMA)	United Kingdom	Repsol Exploración, S.A.		Exploration and production of oil and gas	P.C.	50.00	50.00	0.1	1.4	—	—	0.8
Repsol Investigaciones Petrolíferas, S.A.	Spain	Repsol Exploración, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	225.9	424.7	10.2	—	660.8
EniRepsa Gas Limited	Saudi Arabia	Repsol Exploración, S.A.		Supply and/or distribution of natural gas	E.M.	30.00	30.00	254.4	(215.0)	(17.5)	—	6.6
Repsol USA Holdings Corp	United States	Repsol Exploración, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	2,428.9	(116.2)	(16.8)	—	2,295.9
Repsol Services Company	United States	Repsol USA Holdings Corp		Exploration and production of oil and gas	F.C.	100.00	100.00	30.7	(3.8)	5.0	—	31.9
Repsol E&P USA, Inc	United States	Repsol USA Holdings Corp		Exploration and production of oil and gas	F.C.	100.00	100.00	2,281.3	(131.0)	26.2	—	2,176.5
Repsol Energy North America Corp.	United States	Repsol USA Holdings Corp		Marketing of LNG	F.C.	100.00	100.00	92.4	(2.7)	(55.5)	—	34.3

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Repsol Offshore E&P Inc.	United States	Repsol USA Holdings Corp		Exploration and production of oil and gas	F.C.	100.00	100.00	22.7	(13.6)	(0.1)	—	9.0
Repsol Advanced Services LTD	Switzerland	Repsol Exploración, S.A.	Repsol Murzuq SA	Other activities	F.C.	100.00	100.00	0.3	0.1	—	—	0.4
Repsol Exploración Liberia, BV	Holland	Repsol Exploración, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	—	4.0	(0.8)	—	3.2
Repsol Exploracion Norge	Norway	Repsol Exploración SA		Exploration and production of oil and gas	F.C.	100.00	100.00	0.1	7.4	(3.2)	—	4.3
Repsol E&P Canada LTD	Canada	Repsol Exploración SA		Exploration and production of oil and gas	F.C.	100.00	100.00	1.3	0.1	(2.1)	—	(0.8)
Repsol YPF Perú, BV	Holland	Repsol YPF, S.A.		Portfolio company	F.C.	100.00	100.00	87.0	71.3	11.3	—	169.6
Grupo Repsol YPF del Perú, S.A.C.	Peru	Repsol YPF Perú, B.V.		Portfolio company	F.C.	100.00	100.00	0.4	0.5	(0.1)	—	0.8
Refinería La Pampilla, S.A.	Peru	Repsol YPF Perú, B.V.		Refining	F.C.	51.03	51.03	102.0	34.9	34.4	—	87.4
Repsol Comercial, S.A.C.	Peru	Refinería La Pampilla, S.A.		Marketing of fuels	F.C.	51.03	100.00	58.2	0.8	9.5	—	35.0
Repsol YPF Marketing S.A.C.	Peru	Repsol YPF Perú, B.V.		Marketing of fuels and specialties	F.C.	100.00	100.00	—	2.3	5.8	1.8	9.8
Servicios y Operaciones Perú S.A.C	Peru	Repsol YPF Perú, B.V.		Other activities	F.C.	100.00	100.00	—	0.1	0.9	—	1.0
Repsol International Finance B.V.	Holland	Repsol YPF, S.A.		Finance and holding company	F.C.	100.00	100.00	247.3	1,238.7	(221.6)	—	1,264.4
Repsol LNG Port of Spain, BV	Holland	Repsol International Finance, B.V.		Portfolio company	F.C.	100.00	100.00		213.1	44.7	—	257.9
Atlantic 1 Holdings, LLC	Trinidad and Tobago	Repsol LNG Port of Spain, BV		Portfolio company	E.M.	20.00	20.00	169.3	—	—	(201.3)	(6.4)
Atlantic LNG Co. of Trinidad & Tobago (3)	Trinidad and Tobago	Atlantic 1 Holdings, LLC		Supply and/or distribution of natural gas	E.M.	20.00	100.00	169.3	82.2	169.3	—	84.2
Repsol International Capital, Ltd	Cayman Islands	Repsol International Finance, B.V.		Finance	F.C.	100.00	100.00	347.1	(299.5)	(10.1)	—	37.5
Repsol Investeringen, BV	Holland	Repsol International Finance, B.V.		Portfolio company	F.C.	100.00	100.00	—	—	—	—	—
Repsol Netherlands Finance, BV	Holland	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Finance	F.C.	100.00	100.00	—	(0.7)	(7.9)	—	(8.6)
Repsol YPF Capital, S.L.	Spain	Repsol International Finance, B.V.	Repsol YPF, S.A.	Portfolio company	F.C.	100.00	100.00	463.8	84.7	71.6	—	620.1
Caveant, S.A.	Argentina	Repsol YPF Capital, S.L.	Repsol YPF, S.A.	Investment company	F.C.	100.00	0.00	8.1	47.7	12.5	—	68.3

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Gaviota RE S.A.	Luxemburg	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Reinsurance	F.C.	100.00	100.00	13.6	48.6	10.9	—	73.1
Greenstone Assurance, Ltd.	Bermudas Island	Gaviota RE		Reinsurance	F.C.	100.00	100.00	5.0	4.3	1.9	—	11.2
Repsol Canada Ltd.	Canada	Repsol International Finance, B.V.		Regasification of L.N.G.	F.C.	100.00	100.00	4.0	(1.5)	(0.2)	—	2.3
Repsol Energy Canada, Ltd.	Canada	Repsol International Finance, B.V.		Marketing of LNG	F.C.	100.00	100.00	224.3	(47.9)	(24.4)	—	152.0
Repsol Occidental Corporation	United States	Repsol International Finance, B.V.		Exploration and production of oil and gas	P.C.	25.00	25.00	0.3	120.0	147.0	(43.0)	56.1
Repsol Química, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Production and sale of petrochemicals	F.C.	100.00	100.00	60.5	(265.2)	(118.7)	—	(323.5)
Polidux, S.A.	Spain	Repsol Químmica, S.A.	Repsol YPF, S.A.	Production and sale of petrochemicals	F.C.	100.00	100.00	17.4	(14.1)	(1.1)	—	2.3
General Química, S.A.	Spain	Repsol Química, S.A.	Repsol Investigaciones Petrolíferas S.A.	Production and sale of petrochemicals	F.C.	100.00	100.00	3.0	15.9	(7.7)	—	11.3
Cogeneración Gequisa, S.A.	Spain	General Química, S.A.		Production of electricity and steam	E.M.	39.00	39.00	1.8	5.7	(1.4)	—	2.4
Dynasol Elastómeros, S.A.	Spain	Repsol Química, S.A.		Production and marketing of chemicals	P.C.	50.01	50.01	16.8	10.1	(7.0)	—	10.0
Dynasol Elastómeros, S.A. de C.V.	Mexico	Repsol Química, S.A.		Production and marketing of chemicals	E.M.	49.99	49.99	34.4	15.3	(0.6)	—	24.5
Dynasol Gestión, S.A.	Spain	Repsol Química, S.A.		Production of chemicals	E.M.	50.00	50.00	0.1	0.9	0.1	—	0.5
Dynasol LLC	United States	Repsol Química, S.A.		Marketing of petrochemicals	E.M.	50.00	50.00	—	—	—	—	—
Repsol Polimeros LDA	Portugal	Repsol Química, S.A.	Repsol Lusitania, S.L.	Production and sale of petrochemicals	F.C.	100.00	100.00	303.3	12.1	(44.5)	—	270.9
Repsol Electricidade e Calor,ACE	Portugal	Repsol Polimeros LDA		Production of electricity	E.M.	66.67	66.67	—	—	—	—	—

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Repsol Chemie Deutchland GmbH	Germany	Repsol Química, S.A.		Marketing of chemicals	F.C.	100.00	100.00	0.1	0.6	0.9	-	1.6
Repsol Lusitania, S.L.	Spain	Repsol YPF, S.A.	Repsol Química, S.A.	Portfolio company	F.C.	100.00	100.00	—	(1.5)	(1.6)	—	(3.0)
Repsol Italia, SpA	Italy	Repsol YPF, S.A.		Marketing of oil products	F.C.	100.00	100.00	2.4	18.2	(9.7)	—	10.8
Gas Natural SDG, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A./Repsol Exploracion, S.A.	Distribution of gas	P.C.	30.01	30.01	922.0	8,888.0	1,195.0	(324.0)	3,205.5
Sagane, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Supply of natural gas	P.C.	30.01	100.00	94.8	24.8	56.2	(51.8)	37.2
Europe Maghreb Pipeline, Ltd. (EMPL)(2)	United Kingdom	Sagane, S.A.		Transmission of gas	P.C.	21.79	72.60	0.1	94.9	140.1	(27.6)	45.2
Metragaz, S.A.(2)	Morroco	Sagane, S.A.		Transmission of gas	P.C.	21.70	72.30	3.4	0.8	1.4	—	1.2
Gas Natural transporte SDG, S.L.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.01	100.00	14.9	44.9	9.0	(7.7)	18.3
Gas Natural Exploración, S.L.(2)	Spain	Gas Natural SDG, S.A.	La Energía, S.A.	Oil and gas research and exploration	P.C.	30.01	100.00	36.0	(6.0)	(112.0)	—	(24.6)
Kromschroeder, S.A.(3)	Spain	Gas Natural SDG, S.A.		Finances y Other activities	E.M.	12.75	42.50	1.0	12.0	(1.0)	—	1.5
Gas Natural Castilla y León, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	27.04	90.10	6.3	78.6	23.3	—	29.3
Gas Natural Castilla La Mancha, S.A.(2)	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	28.51	95.00	26.8	17.8	7.9	—	15.0
Gas Natural Distribución SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.01	100.00	101.0	1,027.8	328.9	(288.3)	350.9

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Gas Natural Distribución Eléctrica, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of electricity	P.C.	30.01	100.00	833.2	1,895.3	(0.2)	—	818.8
Electra de Abusejo, S.L.(2)	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.	Distribution of electricity	P.C.	30.01	100.00	0.7	(0.6)	0.2	—	0.1
Distribuidora eléctrica Navasfrías, S.L.(2)	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.	Distribution of electricity	P.C.	30.01	100.00	0.2	—	—	—	0.1
Gas Natural Rioja, S.A.(2)	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	26.26	87.50	2.7	8.9	4.7	—	4.3
Gas Navarra, S.A.(2)	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	27.01	90.00	3.6	27.1	8.3	—	10.5
Gas Galicia SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	18.61	62.00	32.9	5.5	6.5	—	8.4
Gas Aragón, S.A.(3)	Spain	Gas Natural SDG, S.A.		Distribution of gas	E.M.	10.50	35.00	6.0	57.0	9.0	—	7.6
La Propagadora del Gas, S.A.(2)	Spain	Gas Natural SDG, S.A.	Holding Gas Natural, S.A.	Portfolio company	P.C.	30.01	100.00	0.2	1.3	0.4	—	0.6
Gas Natural Informática, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Computer services	P.C.	30.01	100.00	19.9	0.8	(1.0)	—	5.9
Gas Natural Andalucía, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.01	100.00	12.4	41.4	14.8	(10.0)	17.6
Compañía Auxiliar de Industrias Varias, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.C.	30.01	100.00	0.3	1.5	—	—	0.5
La Energía, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity cogeneration	P.C.	30.01	100.00	10.7	1.6	1.8	—	4.2
Sociedad de Tratamiento Hornillos, S.L.(2)	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	28.33	94.40	1.2	1.5	1.1	—	1.1
UTE La Energía-GNE(2)	Spain	La Energía, S.A.	Gas Natural Electricidad SDG, S.A.	Electricity cogeneration	P.C.	30.01	100.00	2.0	—	1.0	—	0.9
Sociedad de Tratamiento La Andaya, S.L.(2)	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	18.01	60.00	1.1	1.9	1.1	—	0.7
Tratamiento Integral de Almazán, S.L.(2)	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	27.01	90.00	2.7	(0.2)	1.9	—	1.2

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Tratamientos Cinca Medio, S.L.(2)	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	24.01	80.00	2.0	0.3	0.7	—	0.7
Generación Peninsular, S.L.(2)	Spain	La Energía, S.A.		Distribution of electricity	P.C.	30.01	100.00	3.6	27.6	6.3	—	11.2
Gas Natural Comercializadora, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of natural gas y electricidad industrial	P.C.	30.01	100.00	2.4	30.3	89.6	(83.3)	11.7
Oficina cambio sumistrador, S.A.	Spain	Gas Natural Comercializadora, S.A.		Services	E.M.	8.70	29.00	—	—	—	—	—
Gas Natural Servicios SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of natural gas, electricidad y Energy management	P.C.	30.01	100.00	2.8	17.0	68.1	(56.6)	9.4
UTE GNS-Dalkia Energia y Servicios	Spain	Gas Natural Servicios SDG, S.A.		Energy management	P.C.	15.01	50.00	—	—	—	—	—
Gas Natural Electricidad SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity generation and trading	P.C.	30.01	100.00	3.5	(1.4)	31.2	—	10.0
Buenergía Gas & Power Ltd(2)	Cayman Islands	Gas Natural Electricidad SDG, S.A.		Portfolio company	P.C.	28.51	95.00	0.1	(28.6)	(1.3)	—	(8.5)
Ecoeléctrica Holdings Ltd.	Cayman Islands	Buenergía Gas & Power Ltd		Portfolio company	P.C.	14.26	47.50	63.2	19.2	—	(20.4)	8.8
Ecoeléctrica Ltd.	Cayman Islands	Ecoeléctrica Holdings Ltd.		Portfolio company	P.C.	14.26	47.50	0.6	0.1	—	(0.2)	0.1
Ecoeléctrica LP Ltd.	Puerto Rico	Ecoeléctrica Holdings Ltd.	Ecoeléctrica Ltd.	Electricity cogeneration	P.C.	14.26	47.50	63.2	32.1	48.9	(12.1)	18.8
Gas Natural Corporación Eólica, S.L.(2)	Spain	Gas Natural Electricidad SDG, S.A.	La Energía, S.A.	Portfolio company	P.C.	30.01	100.00	5.4	68.2	24.6	—	29.5
Corporación Eólica Zaragoza, S.L.(2)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	20.41	68.00	2.5	0.4	0.3	—	0.7

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Montouto 2000, S.A.	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	14.71	49.00	6.0	3.7	1.9	—	1.7
Eólicos Singulares 2005, S.A.	Spain	Montouto 2000, S.A.		Production of wind power	P.C.	14.71	49.00	—	—	—	—	—
Explotaciones Eólicas Sierra de Utrera, S.L.	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	15.01	50.00	2.7	2.8	2.9	—	1.3
Enervent, S.A.(3)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	E.M.	7.80	26.00	5.0	5.0	1.0	—	0.9
Aplicaciones y Proyectos energéticos, S.A.(2)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	30.01	100.00	0.1	0.1	—	—	0.1
Los Castrios, S.A.	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	9.93	33.10	2.2	0.5	0.9	—	0.4
Molinos de Valdebezana, S.A.(2)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	17.92	59.70	0.1	(0.1)	(0.1)	—	—
Sistemas Energéticos La Muela, S.A.(3)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	E.M.	6.00	20.00	3.0	4.0	1.0	—	0.5
Sistemas Energéticos Mas Garullo, S.A.(3)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	E.M.	5.40	18.00	2.0	2.0	2.0	—	0.3
Boreas Eólica 2, S.A.(2)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	26.89	89.60	2.6	4.5	1.3	—	2.3
Desarrollo de Energías Renovables de Navarra, S.A.	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	15.01	50.00	9.9	28.3	12.8	—	7.7

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Desarrollo de Energías Renovables de La Rioja, S.A.	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	10.89	36.30	16.5	3.2	5.3	—	2.7
Molinos del Cidacos, S.A.	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	15.01	50.00	10.3	7.6	9.1	—	4.1
Molinos de La Rioja, S.A.	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	9.99	33.30	3.0	1.4	1.9	—	0.6
Molinos de Linares, S.A.	Spain	Molinos de La Rioja, S.A.		Production of wind power	P.C.	7.50	25.00	0.1	—	—	—	0.0
Gas Natural Wind, S.L.(2)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Gas Natural Wind 2, S.L.(2)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Gas Natural Wind 3, S.L.(2)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Gas Natural Wind 4, S.L.(2)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Gas Natural Wind 5, S.L.(2)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Gas Natural Wind 6, S.L.(2)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	30.01	60.00	—	—	—	—	—
Gas Natural Wind Canarias, S.L.(2)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Gas Natural Energy Canarias, S.L.(2)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	30.01	100.00	—	—	—	—	—

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Energías Eólicas Fuerteventura, S.L.(3)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	15.01	50.00	—	—	—	—	—
Energías Eólicas de Lanzarote, S.L.(3)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	15.01	50.00	—	—	—	—	—
Alas Capital & GN, S.A.(3)	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	12.00	40.00	0.1	—	—	—	—
O Novo Aquilón, S.L.	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	18.01	60.00	—	—	—	—	—
Parques Eólicos 2008-2012, S.L.	Spain	Gas Natural Corporación Eólica, S.L.		Production of wind power	P.C.	16.21	54.00	—	—	—	—	—
Energy way Produçao de energía, Ltda.(2)	Portugal	Gas Natural Electricidad SDG, S.A.		Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Dawn Energy Produçao de energía Ltda.(2)	Portugal	Gas Natural Electricidad SDG, S.A.		Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Lantarón Energía S.L.(2)	Spain	Gas Natural Electricidad SDG, S.A.	La Propagadora del Gas, S.A.	Electricity cogeneration	P.C.	30.01	100.00	—	—	—	—	—
Desarrollo del Cable, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Telecommunications	P.C.	30.01	100.00	21.1	20.6	11.3	—	15.9
Unión Fenosa Redes de Telecomunicación, S.L.(2)	Spain	Desarrollo del Cable		Telecommunications	P.C.	30.01	100.00	3.6	8.4	6.7	—	5.6
Unión Fenosa Redes de Telecomunicación, S.A. (Panama)(2)	Panama	Unión Fenosa Redes de Telecomunicación, S.L.	Empresa Distribuidora Electricidad Metro Oeste, SA	Telecommunications	P.C.	27.07	90.20	2.0	1.2	1.8	—	1.4
Unión Fenosa Redes de Telecomunicación, S.A. (Colombia)(2)	Colombia	Unión Fenosa Redes de Telecomunicación, S.L.	Electrificadora del Caribe, S.A., E.S.P.	Telecommunications	P.C.	26.34	87.76	0.6	1.6	2.1	—	1.1
Unión Fenosa Redes de Telecomunicación, S.A. (Guatemala)(2)	Guatemala	Unión Fenosa Redes de Telecomunicación, S.L.		Telecommunications	P.C.	30.01	100.00	0.4	2.0	1.8	—	1.3

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Unión Fenosa Redes de Telecomunicación, S.A. (Nicaragua)(2)	Nicaragua	Unión Fenosa Redes de Telecomunicación, S.L.		Telecommunications	P.C.	30.01	100.00	0.2	0.5	0.3	—	0.3
Alliance, S.A.	Nicaragua	Unión Fenosa Redes de Telecomunicación, S.L.		Telecommunications	P.C.	14.98	49.90	0.3	0.1	0.2	—	0.1
Gas Natural Cegas S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	29.92	99.70	25.4	68.2	26.4	—	35.9
Gas Natural Aprovisionamientos SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	Sagane, S.A.	Supply of natural gas	P.C.	30.01	100.00	0.6	20.1	31.3	—	15.6
Gas Natural Finance, BV(2)	Holland	Gas Natural SDG, S.A.		Finance	P.C.	30.01	100.00	—	2.0	0.5	—	0.8
Holding Gas Natural, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.01	100.00	0.3	0.2	—	—	0.2
Gas Natural de Sao Paulo Sul, S.A.(2)	Brazil	Gas Natural, SDG, S.A.	Gas Natural Serviços, S.A.	Distribution of gas	P.C.	30.01	100.00	357.6	(140.9)	24.8	(13.9)	68.3
Gas Natural International, Ltd.(2)	Ireland	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.C.	30.01	100.00	25.4	7.5	1.2	—	10.2
Natural RE, S.A.(2)	Luxemburg	Gas Natural International, Ltd.	Holding Gas Natural, S.A.	Insurance	P.C.	30.01	100.00	3.2	13.5	5.4	—	6.6
Administración y servicios ECAP, S.A. de C.V.(2)	Mexico	Gas Natural SDG, S.A.	Compañía Mexicana de Gerencia y Operación, S.A de C.V.	Services	P.C.	30.01	100.00	—	—	—	—	—
Gas Natural Internacional SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.01	100.00	349.5	120.8	27.3	—	149.3
Natural Energy, S.A.(2)	Argentina	Gas Natural Internacional SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of gas	F.C.	30.01	100.00	0.2	(0.4)	1.7	—	0.5
CEG Rio, S.A.(2)	Brazil	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Distribution of gas	P.C.	17.89	59.60	34.4	42.7	25.9	(26.1)	13.8
Companhia Distribuidora de Gás do Rio de Janeiro S.A.(2)	Brazil	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Distribution of gas	P.C.	16.27	54.20	178.2	150.9	87.1	(66.5)	56.9
Gas Natural Commercialisation France, S.A.S.(2)	France	Gas Natural Internacional SDG		Marketing of gas	P.C.	30.01	100.00	—	1.2	10.6	—	3.5

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Gas Natural Puerto Rico, INC(2)	Puerto Rico	Gas Natural Internacional SDG, S.A.		Portfolio company	P.C.	30.01	100.00	0.9	(0.4)	(0.4)	—	—
Invergas, S.A.(2)	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio company	P.C.	30.01	100.00	48.9	60.0	0.6	(13.4)	28.8
Gas Natural Ban, S.A.(2)	Argentina	Invergas, S.A.	Gas Natural Argentina SDG, S.A.	Distribution of gas	P.C.	21.01	70.00	214.7	(138.3)	9.8	—	18.1
Gas Natural Argentina SDG, S.A.(2)	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio company	P.C.	30.01	100.00	105.0	(23.6)	0.2	—	24.5
Gas Natural do Brasil S.A.(2)	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural Servicios SDG, S.A.	Production and marketing of electricity	P.C.	30.01	100.00	0.6	(2.3)	(0.3)	—	(0.6)
Gas Natural Serviços, S.A.(2)	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural do Brasil S.A.	Services	P.C.	30.01	100.00	2.1	3.4	(0.4)	—	1.5
Gas Natural México, S.A. de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Distribution of gas	P.C.	26.05	86.80	470.7	(184.7)	11.2	—	77.4
Comercializadora Metrogas S.A. de CV(2)	Mexico	Gas Natural México, S.A. de C.V.	Sistemas de Administración y Servicios, S.A. de C.V.	Distribution of gas	P.C.	26.05	86.80	128.1	(77.2)	5.1	—	14.6
Adm. Servicios Energía México, S.A. de CV(2)	Mexico	Comercializadora Metrogas S.A. de CV		Services	P.C.	26.05	86.80	—	(0.3)	—	—	(0.1)
Energía y Confort Admón. de Personal, S.A. de CV(2)	Mexico	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.	Services	P.C.	26.11	87.00	—	0.4	0.3	—	0.2
Gas Natural Servicios, S.A. de C.V.(2)	Mexico	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.	Services	P.C.	26.05	86.80	6.1	0.2	0.8	—	1.8
Gas Natural Vehicular del Norte A en P(3)	Mexico	Gas Natural Servicios, S.A. de C.V.	Gas Natural Internacional SDG, S.A.	Distribution of gas	P.C.	13.29	44.30	0.7	(0.2)	—	—	0.1

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Transnatural, SRL de CV	Mexico	Gas Natural México, S.A. de CV		Marketing of gas y transport	P.C.	13.02	43.40	10.4	(23.8)	(4.8)	—	(2.4)
CH4 Energía, S.A de CV	Mexico	Gas Natural México, S.A. de CV		Marketing of gas y transport	P.C.	13.02	43.40	0.6	2.6	1.1	—	0.6
Gas Natural Vendita Italia, S.p.A.(2)	Italy	Gas Natural Internacional SDG, S.A.		Marketing of gas	P.C.	30.01	100.00	2.1	5.9	1.0	—	2.7
Gas Natural Distribuzione S.p.A.(2)	Italy	Gas Natural Internacional SDG, S.A.		Distribution of gas	P.C.	30.01	100.00	33.1	146.8	9.2	—	56.8
Cetraro Distribuzione Gas, S.R.L.(2)	Italy	Gas Natural Distribuzione S.p.A.		Marketing of gas y transport	P.C.	18.01	60.00	0.2	—	—	—	0.0
Albidona Distribuzione Gas, S.R.L.	Italy	Gas Natural Distribuzione S.p.A.		Marketing of gas y transport	P.C.	18.01	60.00	0.3	—	—	—	0.1
Gas Natural Italia, S.p.A.(2)	Italy	Gas Natural Internacional SDG, S.A.		Portfolio company	P.C.	30.01	100.00	0.1	0.5	—	—	0.2
Gas Natural Rigassificazione Italia, S.p.A.(2)	Italy	Gas Natural Internacional SDG, S.A.		Regasification of gas	P.C.	30.01	100.00	11.1	—	(0.2)	—	3.3
Sistemas Administración y Servicios, S.A. de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Services	P.C.	26.11	87.00	—	0.2	—	—	0.1
Natural Servicios, S.A.(2)	Argentina	Gas Natural Internacional, SDG, S.A.		Gas installation work	P.C.	30.01	100.00	2.1	(0.9)	0.2	—	0.4
Serviconfort Colombia S.A.(2)	Colombia	Gas Natural Internacional, SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.C.	30.01	100.00	0.2	0.1	0.2	—	0.2
Gas Natural, S.A. E.S.P.(2)	Colombia	Gas Natural Internacional, SDG, S.A.		Distribution of gas	P.C.	17.74	59.10	10.9	139.4	84.7	—	41.7
Gas Natural Cundiboyacense, S.A. E.S.P.(2)	Colombia	Gas Natural, S.A. ESP		Distribution of gas	P.C.	13.75	45.80	1.1	11.1	5.8	—	2.5

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Gas Natural del Oriente, S.A. E.S.P.(2)	Colombia	Gas Natural, S.A. ESP		Distribution of gas	P.C.	9.66	32.20	9.2	23.5	11.2	(9.4)	3.3
Gas Natural Servicios Colombia, Ltda.(2)	Colombia	Gas Natural, S.A. ESP		Distribution of gas	P.C.	17.71	59.00	0.3	1.3	0.5	—	0.4
Portal del Instalador, S.A.(2)	Spain	Gas Natural Informática S.A.	Repsol YPF, S.A.	Services	P.C.	25.51	85.00	1.3	0.3	0.3	—	0.5
Central Anahuac, S.A. de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Electricity cogeneration	P.C.	30.01	100.00	218.1	(68.8)	5.5	—	46.5
Controladora del Golfo, S.A. de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.		Electricity cogeneration	P.C.	30.01	100.00	122.7	(0.5)	(33.7)	—	26.6
Central Lomas del Real, S.A. de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural Internacional, SDG, S.A.	Electricity cogeneration	P.C.	30.01	100.00	22.3	118.0	13.2	—	46.1
Central Saltillo, S.A. de C.V.(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Electricity cogeneration	P.C.	30.01	100.00	141.3	(38.5)	7.8	—	33.2
Central Vallehermoso, S.A. de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Electricity cogeneration	P.C.	30.01	100.00	28.3	149.4	13.4	—	57.4
Compañía Mexicana de Gerencia y Operación, S.A. de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Electricity cogeneration	P.C.	30.01	100.00	—	0.6	0.2	—	0.2
Electricidad Aguila de Altamira, S.A. de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Electricity cogeneration	P.C.	30.01	100.00	152.7	(44.8)	1.4	—	32.8
Gasoducto del Río, S.A. de CV(2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.	Electricity cogeneration	P.C.	30.01	100.00	2.7	7.6	2.6	—	3.9
Torre Marenostrum, S.A.(3)	Spain	Gas Natural SDG, S.A.		Real Estate	E.M.	13.50	45.00	5.3	14.2	(0.2)	—	2.6
Central Térmica la Torrecilla, S.A.	Spain	Gas Natural SDG, S.A.		Electricity cogeneration	P.C.	15.01	50.00	1.2	—	—	—	0.2

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Gas Natural Capital Markets, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.C.	30.01	100.00	0.1	0.2	1.7	—	0.6
Gas Natural Comercial SDG, S.L.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of electricity	P.C.	30.01	100.00	4.3	4.9	3.0	—	3.7
Petroleum Oil & Gas España, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Exploration of oil and gas	P.C.	30.01	100.00	3.9	51.2	(5.5)	—	14.9
Gas Natural S.U.R. SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.		Marketing of natural gas, electricidad y Energy management	P.C.	30.01	100.00	1.9	(7.6)	33.9	(20.0)	2.5
GEM Distribución Gas 2, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.01	100.00	0.1	—	—	—	0.0
GEM Sum. Gas 2, S.L.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.01	100.00	2.0	—	—	—	0.6
GEM Sum. SUR 2, S.L.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.01	100.00	2.0	—	—	—	0.6
GEM Serv. Comunes 2, S.L.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.C.	30.01	100.00	—	—	—	—	—
Biogás doña Juana, S.A. E.S.P.	Spain	Gas Natural SDG, S.A.		Treatment and Advancement of biogas	P.C.	14.95	49.80	2.1	0.9	(0.1)	—	0.4
Ensafeca Holding Empresarial, S.L.(3)	Spain	Gas Natural SDG, S.A.		Holding	E.M.	5.56	18.52	7.7	2.0	0.4	—	0.6
Unión Fenosa Minería, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Mining Industry	P.C.	30.01	100.00	10.7	167.1	8.3	—	55.8
Lignitos de Meirama, S.A.(2)	Spain	Unión Fenosa Minería	La Propagadora del Gas, S.A.	Mining Industry	P.C.	30.01	100.00	23.1	11.5	3.5	—	11.4
Pizarras Mahide, S.L.(2)	Spain	Lignitos de Meirama, S.A.	La Propagadora del Gas, S.A.	Mining Industry	P.C.	30.01	100.00	1.2	(0.2)	1.0	—	0.6

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Unión Fenosa South Africa Coal (Proprietary), Ltd.(2)	South Africa	Unión Fenosa Minería, B.V.		Holding	P.C.	30.01	100.00	—	51.9	0.7	—	15.8
Kangra Coal (Proprietary), Ltd.(2)	South Africa	Unión Fenosa South Africa Coal (PTY), LTD		Mining Industry	P.C.	21.01	70.01	—	59.2	32.5	—	19.3
Unión Fenosa Minería B.V.(2)	Netherlands	Unión Fenosa Minería		Holding	P.C.	30.01	100.00	—	142.2	0.4	—	42.8
Unión Fenosa Comercial, S.L.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of electricity	P.C.	30.01	100.00	10.4	31.6	69.3	—	33.4
Unión Fenosa Distribución, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of electricity	P.C.	30.01	100.00	360.6	464.2	209.3	(202.8)	249.5
Electra del Jallas, S.A.(2)	Spain	Unión Fenosa Distribución, S.A.		Distribution of electricity	P.C.	29.99	99.92	0.2	36.1	4.0	—	12.1
Hidroeléctrica Nuestra Señora de la Soledad de Tendilla y Lupiana, S.L.(2)	Spain	Unión Fenosa Distribución, S.A.		Distribution of electricity	P.C.	30.01	100.00	—	0.1	—	—	—
Electrica Conquense, S.A.	Spain	Unión Fenosa Distribución, S.A.		Energy	P.C.	13.93	46.41	3.1	2.2	0.8	—	0.9
Barras Eléctricas Galaico Asturianas, S.A.	Spain	Unión Fenosa Distribución, S.A.		Energy	P.C.	13.49	44.94	15.7	47.1	7.1	—	9.4
Unión Fenosa Internacional, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.01	100.00	174.3	85.6	371.7	—	189.5
Unión Fenosa Generación México, S.A. de C.V.(2)	Mexico	Unión Fenosa Internacional, S.A.	La Propagadora del Gas, S.A.	Services	P.C.	30.01	100.00	0.1	(1.0)	0.2	—	(0.2)

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Unión Fenosa México, B.V.(2)	Netherlands	Unión Fenosa Internacional, S.A.		Holding	P.C.	30.01	100.00	128.2	129.8	0.8	(0.9)	77.4
Unión Fenosa Operación México, S.A. de C.V.(2)	Mexico	Unión Fenosa México, B.V.	La Propagadora del Gas, S.A.	Professional services	P.C.	30.01	100.00	—	0.4	0.1	—	0.2
Zemer Energia, S.A. de C.V.(2)	Mexico	Unión Fenosa México, B.V.		Electricity cogeneration	P.C.	15.01	50.00	—	(0.5)	(0.3)	—	(0.1)
Unión Fenosa México, S.A. de C.V.(2)	Mexico	Unión Fenosa México, B.V.	La Propagadora del Gas, S.A.		P.C.	30.01	100.00	296.8	(45.2)	(11.7)	—	72.0
Fuerza y Energia de Hermosillo, S.A. de C.V.(2)	Mexico	Unión Fenosa México, SA de CV	La Propagadora del Gas, S.A.	Electricity cogeneration	P.C.	30.01	100.00	49.2	(8.6)	3.3	—	13.2
Fuerza y Energia de Naco Nogales, S.A. de C.V.(2)	Mexico	Unión Fenosa México, SA de CV	Unión Fenosa Internacional, S.A.	Electricity cogeneration	P.C.	30.01	100.00	131.1	(51.0)	(5.2)	—	22.5
Fuerza y Energia de Tuxpan, S.A. de C.V.(2)	Mexico	Unión Fenosa México, SA de CV	Unión Fenosa Internacional, S.A.	Electricity cogeneration	P.C.	30.01	100.00	156.3	(32.4)	27.7	—	45.5
Fuerza y Energia de Norte Durango, S.A. de C.V.(2)	Mexico	Unión Fenosa México, SA de CV	La Propagadora del Gas, S.A.	Electricity cogeneration	P.C.	30.01	100.00	53.7	(7.2)	(0.7)	—	13.7
Fuerza y Energía BII Hioxo, S.A. DE C.V.(2)	Mexico	Unión Fenosa México, SA de CV	La Propagadora del Gas, S.A.	Electricity cogeneration	P.C.	30.01	100.00	11.0	(9.3)	(0.8)	—	0.3

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Electrificadora del Caribe S.A, E.S.P.(2)	Colombia	Unión Fenosa Internacional, S.A.	Union Fenosa Distribucion Colombia B.V.	Distribution of electricity	P.C.	24.40	81.32	789.0	(275.5)	25.2	—	131.5
Energía Social de la Costa S.A. E.S.P.(2)	Colombia	Electrificadora del Caribe, S.A., E.S.P.	Energía Empresarial de la Costa, S.A., E.S.P	Marketing of electiricity	P.C.	24.40	81.32	0.8	—	(2.2)	—	(0.4)
Energía Empresarial de la Costa, S.A., E.S.P.(2)	Colombia	Electrificadora del Caribe, S.A., E.S.P.	Unión Fenosa Redes de Telecomunicación, SA Colombia	Marketing of electiricity	P.C.	24.40	81.32	0.1	—	1.4	—	0.4
Electricaribe Mipymes de Energía, S.A. E.S.P.(2)	Colombia	Electrificadora del Caribe, S.A., E.S.P.	Energía Empresarial de la Costa, S.A., E.S.P	Distribution of electricity	P.C.	24.40	81.32	0.6	1.1	(15.5)	—	(3.4)
Electrocosta Mipymes de Energía, S.A. E.S.P.(2)	Colombia	Electrificadora del Caribe, S.A., E.S.P.	Energía Empresarial de la Costa, S.A., E.S.P	Distribution of electricity	P.C.	24.41	81.33	—	(2.5)	—	—	(0.6)
Almar Ccs, S.A.(2)	Costa Rica	Unión Fenosa Internacional, S.A.		Services	P.C.	30.01	100.00	—	0.3	—	—	0.1
Unión Fenosa Generadora Torito, S.A.(2)	Costa Rica	Unión Fenosa Internacional, S.A.		Distribution of electricity	P.C.	19.51	65.00	—	3.1	—	—	0.6
Unión Fenosa Generadora La Joya, S.A.(2)	Costa Rica	Unión Fenosa Internacional, S.A.		Distribution of electricity	P.C.	19.51	65.00	26.2	(7.7)	4.8	—	4.5
Empresa Distribuidora de Electricidad Chiriqui, S.A.(2)	Panama	Unión Fenosa Internacional, S.A.		Distribution of electricity	P.C.	15.31	51.00	17.6	(2.6)	8.0	—	3.5
Empresa Distribuidora de Electricidad Metro Oeste, S.A.(2)	Panama	Unión Fenosa Internacional, S.A.		Distribution of electricity	P.C.	15.31	51.00	71.4	(7.8)	18.3	—	12.5
Energía y Servicios de Panamá, S.A.(2)	Panama	Unión Fenosa Internacional, S.A.		Distribution of electricity	P.C.	15.31	51.00	9.0	1.2	4.8	—	2.3

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Unión Fenosa Generación Panamá, S.A.(2)	Panama	Unión Fenosa Internacional, S.A.		Electricity cogeneration	P.C.	30.01	100.00	—	—	—	—	—
Distribuidora de Electricidad de Occidente, S.A.(2)	Guatemala	Unión Fenosa Internacional, S.A.		Distribution of electricity	P.C.	27.26	90.83	8.2	0.3	10.8	—	5.3
Distribuidora de Electricidad de Oriente, S.A.(2)	Guatemala	Unión Fenosa Internacional, S.A.		Distribution of electricity	P.C.	27.86	92.84	14.4	(3.2)	7.7	—	5.3
Comercializadora Guatemalteca Mayorista de Electricidad, S.A.(2)	Guatemala	Unión Fenosa Internacional, S.A.		Marketing of electricity	P.C.	30.00	99.96	—	1.0	0.2	—	0.4
Redes Eléctricas de Centroamérica, S.A.(2)	Guatemala	Unión Fenosa Internacional, S.A.		Distribution of electricity	P.C.	30.01	100.00	2.4	0.4	0.1	—	0.9
Generación Limpia Guatemala, S.A.(2)	Guatemala	Unión Fenosa Internacional, S.A.		Distribution of electricity	P.C.	30.01	100.00	5.6	(0.4)	0.2	—	1.6
Distribuidora de Electricidad del Norte, S.A.(2)	Nicaragua	Unión Fenosa Internacional, S.A.	La Propagadora del Gas, S.A.	Distribution of electricity	P.C.	26.50	88.30	73.9	(50.7)	7.6	—	8.2
Distribuidora de Electricidad del Sur, S.A.(2)	Nicaragua	Unión Fenosa Internacional, S.A.	La Propagadora del Gas, S.A.	Distribution of electricity	P.C.	26.93	89.75	60.1	(56.8)	2.4	—	1.5
Red Unión Fenosa, S.A.(2)	Moldavia	Unión Fenosa Internacional, S.A.		Distribution of electricity	P.C.	28.19	93.93	7.1	90.3	15.6	—	31.8
Unión Fenosa Distribución Colombia B.V.(2)	Netherlands	Unión Fenosa Internacional, S.A.		Holding	P.C.	30.01	100.00	—	131.2	108.8	—	72.0
Caribe Capital B.V.(2)	Netherlands	Unión Fenosa Internacional, S.A.		Holding	P.C.	30.01	100.00	—	251.9	8.0	(7.8)	75.7
Generadora Palamara La Vega, S.A.(2)	Dominican Republic	Caribe Capital B.V.	Unión Fenosa Internacional, S.A.	Electricity cogeneration	P.C.	30.01	100.00	4.1	63.8	10.0	—	23.4

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Inversiones Hermill, S.A.(2)	Dominican Republic	Generadora Palamara La Vega, S.A.	Unión Fenosa Internacional, S.A.	Real Estate	P.C.	30.01	100.00	1.4	(0.4)	—	—	0.3
First Independent Power (Kenya), Ltd.(2)	Kenya	Unión Fenosa Internacional, S.A.		Holding	P.C.	26.89	89.59	3.9	6.7	—	—	2.8
Iberáfrica Power Ltd.(2)	Kenya	First Independent Power Kenya, Ltd.		Electricity cogeneration	P.C.	21.51	71.66	15.7	2.1	0.4	—	3.9
Distribuidora Eléctrica de Caribe, S.A. (Panamá)(2)	Panama	Unión Fenosa Internacional, S.A.		Holding	P.C.	30.01	100.00	109.7	(24.8)	13.0	(12.6)	25.6
Aplicaciones y Desarrollos Profesionales Nuevo Milenio, S.L.(2)	Spain	Unión Fenosa Internacional, S.A.	La Propagadora del Gas, S.A.	Holding	P.C.	30.01	100.00	31.8	(12.0)	14.1	—	10.2
Socoin Ingeniería y Construcción Industrial, S.L.U.(2)	Spain	Gas Natural SDG, S.A.		Professional services	P.C.	30.01	100.00	1.0	33.2	5.3	—	11.8
Socoin México, S.A. de C.V.(2)	Mexico	Socoin Ingeniería y Construcción Industrial, S.L.U	La Propagadora del Gas, S.A.	Professional services	P.C.	30.01	100.00	—	(3.0)	0.5	—	(0.7)
Soluziona, S.A. (Bolivia)(2)	Bolivia	Socoin Ingeniería y Construcción Industrial, S.L.U	La Propagadora del Gas, S.A.	Professional services	P.C.	30.01	100.00	0.1	0.1	—	—	0.0
Socoinve, C.A.(2)	Venezuela	Socoin Ingeniería y Construcción Industrial, S.L.U		Professional services	P.C.	30.01	100.00	—	0.1	0.2	—	0.1
Soluziona Technical Services, Llc.(2)	Egypt	Socoin Ingeniería y Construcción Industrial, S.L.U	Operación y Mantenimiento Energy S.A.	Professional services	P.C.	30.01	100.00	—	0.1	—	—	—
Socoin, S.A (Panamá)(2)	Panama	Socoin Ingeniería y Construcción Industrial, S.L.U		Professional services	P.C.	30.01	100.00	—	0.2	0.2	—	0.1
Socoin , S.A (Guatemala)(2)	Guatemala	Socoin Ingeniería y Construcción Industrial, S.L.U	Unión Fenosa Redes de Telecomunicación, SA Guatema	Professional services	P.C.	30.01	100.00	0.1	0.2	0.2	—	0.2

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Socoin Colombia, S.A.U.(2)	Colombia	Socoin Ingeniería y Construcción Industrial, S.L.U		Professional services	P.C.	30.01	100.00	—	—	0.1	—	0.0
Ghesa Ingeniería y Tecnología, S.A.	Spain	Socoin Ingeniería y Construcción Industrial, S.L.U		Professional services	P.C.	12.36	41.18	4.1	16.4	7.0	—	3.4
Operación y Mantenimiento Energy, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Professional services	P.C.	30.01	100.00	0.2	6.2	1.0	—	2.2
Operación y Mantenimiento Energy Dominicana, S.A.(2)	Dominican Republic	Operación y Mantenimiento Energy S.A.	Gas Natural SDG, S.A.	Professional services	P.C.	30.01	100.00	—	4.3	0.4	—	1.4
Operación y Mantenimiento Energy Costa Rica, S.A.(2)	Costa Rica	Operación y Mantenimiento Energy S.A.		Professional services	P.C.	30.01	100.00	0.1	0.1	0.1	—	0.1
Operación y Mantenimiento Energy Madagascar, S.A.R.L.U.(2)	Madagascar	Operación y Mantenimiento Energy S.A.		Professional services	P.C.	30.01	100.00	—	0.1	0.1	—	—
Saudi Soluziona Company for Maintenance and operation, Ltd.(2)	Saudi Arabia	Operación y Mantenimiento Energy S.A.	Socoin Ingeniería y Construcción Industrial, S.L.U	Professional services	P.C.	30.01	100.00	0.1	—	0.2	—	0.1
Compañía Española de Industrias Electroquímicas, S.A.(2)	Spain	Gas Natural SDG, S.A.		Services	P.C.	29.56	98.48	3.2	7.7	0.1	—	3.3
Cedifil Cored Wire, S.L.(2)	Spain	Compañía Española de Industrias Electroquímicas SA	La Propagadora del Gas, S.A.	Services	P.C.	29.56	98.48	4.3	—	—	—	1.3
General de Edificios y Solares, S.L.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Real Estate	P.C.	30.01	100.00	33.7	71.4	(17.1)	—	26.4
Hotel de Naturaleza Tambre, S.L.(2)	Spain	General de Edificios y Solares, S.L.	La Propagadora del Gas, S.A.	Services	P.C.	30.01	100.00	—	(0.3)	—	—	(0.1)

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Arte Contemporáneo y Energía, A.I.E.(2)	Spain	Gas Natural SDG, S.A.	Unión Fenosa Distribución, S.A.	Services	P.C.	30.01	100.00	0.1	—	—	—	—
Clover Financial and Treasury Services, Ltd.(2)	Ireland	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.C.	30.01	100.00	0.1	542.4	40.4	(35.7)	164.2
Union Fenosa Preferentes, S.A.(2)	Spain	Gas Natural SDG, S.A.		Finance	P.C.	30.01	100.00	0.1	726.8	21.2	(16.9)	219.4
Ufacex Uk Holdings, Ltd.(2)	United Kingdom	Gas Natural SDG, S.A.		Finance	P.C.	30.01	100.00	22.9	(18.8)	0.1	—	1.2
Unión Fenosa Financial Services Usa, Llc.(2)	United States	Gas Natural SDG, S.A.		Finance	P.C.	30.01	100.00	—	0.3	0.1	—	0.1
Unión Fenosa Financiación, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.C.	30.01	100.00	0.5	5.9	31.4	—	11.3
Unión Fenosa Finance, B.V.(2)	Netherlands	Gas Natural SDG, S.A.		Finance	P.C.	30.01	100.00	0.3	1.6	0.8	(0.2)	0.7
Limeisa International Coal B.V.(2)	Netherlands	Gas Natural SDG, S.A.		Holding	P.C.	30.01	100.00	—	(0.2)	76.8	(76.6)	—
Unión Fenosa International B.V.(2)	Netherlands	Gas Natural SDG, S.A.		Holding	P.C.	30.01	100.00	—	12.3	(1.0)	—	3.4
Unión Fenosa Chile Limitada(2)	Chile	Unión Fenosa International B.V.	La Propagadora del Gas, S.A.	Holding	P.C.	30.01	100.00	3.6	0.4	(0.1)	—	1.2
Unión Fenosa Renovables Limitada (Chile)(2)	Chile	Unión Fenosa Chile Limitada	La Propagadora del Gas, S.A.	Holding	P.C.	30.01	100.00	3.6	0.4	—	—	1.2
Unión Fenosa Energías Renovables Chile, S.A.(2)	Chile	Unión Fenosa Renovables Limitada (Chile)		Distribution of electricity	P.C.	24.01	80.00	1.0	0.8	(0.4)	—	0.3
Union Fenosa Wind Australia Pty, Ltd.(2)	Australia	Unión Fenosa International B.V.		Holding	P.C.	26.19	87.25	8.2	0.1	(0.7)	—	2.0
Hawkesdale development Pty, Ltd.(2)	Australia	Unión Fenosa Wind Australia PTY, LTD		Energy	P.C.	26.19	87.25	1.0	0.1	—	—	0.3

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Ryan Corner development Pty, Ltd.(2)	Australia	Unión Fenosa Wind Australia PTY, LTD		Energy	P.C.	26.19	87.25	1.8	0.2	—	—	0.5
Crookwell development Pty, Ltd.(2)	Australia	Unión Fenosa Wind Australia PTY, LTD		Energy	P.C.	26.19	87.25	2.3	0.2	—	—	0.7
Unión Fenosa Gas, S.A.	Spain	Gas Natural SDG, S.A.		Gas	P.C.	15.01	50.00	32.8	463.9	210.0	(128.9)	86.7
Gas Directo, S.A.	Spain	UF Gas		Gas	P.C.	9.00	30.00	6.7	—	0.3	—	0.6
Gasifica, S.A.	Spain	UF Gas	Gas Natural SDG, S.A.	Gas	P.C.	16.51	55.00	2.0	8.0	—	—	1.6
Regasificadora del Noroeste, S.A.(3)	Spain	Gasifica SA		Gas	E.M.	3.48	11.60	55.0	9.0	89.0	(2.0)	5.3
Nueva Electricidad del Gas, S.A.U.	Spain	UF Gas		Gas	P.C.	15.01	50.00	9.0	(3.0)	(1.0)	—	0.8
Spanish Egiptian Gas Company, S.A.E.	Egypt	UF Gas	Unión Fenosa Internacional, S.A.	Gas	P.C.	12.00	40.00	348.7	(105.7)	34.7	—	33.3
Segas Services, S.A.E.	Egypt	Spanish Egiptian Gas Company SAE	Operación y Mantenimiento Energy S.A.	Gas	P.C.	12.21	40.70	0.7	0.1	0.1	—	0.1
Unión Fenosa Gas Comercializadora, S.A.	Spain	UF Gas	La Propagadora del Gas, S.A.	Gas	P.C.	15.01	50.00	2.3	16.1	11.2	—	4.4
Unión Fenosa Gas Exploración y Producción, S.A.	Spain	UF Gas		Gas	P.C.	15.01	50.00	0.1	0.1	(0.1)	—	0.0
Infraestructura de Gas, S.A.	Spain	UF Gas		Gas	P.C.	12.75	42.50	0.3	6.7	0.1	—	0.9
Planta de Regasificación de Sagunto, S.A.	Spain	Infraestruc de Gas SA		Gas	P.C.	6.40	21.30	1.5	15.6	16.1	—	2.1
Qalhat LNG, S.A.O.C.(3)	Oman	UF Gas		Gas	E.M.	1.10	3.68	48.0	3.0	9.0	—	0.7
Unión Fenosa Gas Infraestructures BV	Holland	UF Gas		Gas	P.C.	15.01	50.00	—	5.4	(0.1)	—	0.8

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Palawan Sulu Sea Gas, Inc.	The Philippines	Unión Fenosa Gas Infraestructures BV		Gas	P.C.	15.01	50.00	0.1	5.3	(0.2)	—	0.8
Nueva Generadora del Sur, S.A.	Spain	Gas Natural SDG, S.A.		Energy	P.C.	15.01	50.00	96.0	39.1	15.8	—	22.6
Sociedad Gallega do Medio Ambiente, S.A.(3)	Spain	Generación Peninsular, S.L.		RSU Gestion	E.M.	14.71	49.00	32.0	8.8	—	—	6.0
Toledo PV A.E.I.E	Spain	Gas Natural SDG, S.A.		Energy	P.C.	10.00	33.33	—	0.3	0.3	—	0.1
Centrales Nucleares Almaraz-Trillo, A.I.E	Spain	Gas Natural SDG, S.A.		Energy	P.C.	5.80	19.33	—	—	—	—	—
Barras Eléctricas Generación, S.L.	Spain	Gas Natural SDG, S.A.		Energy	P.C.	13.50	44.99	1.4	1.7	0.2	—	0.4
Enel Unión Fenosa Renovables, S.A.	Spain	Gas Natural SDG, S.A.		Energy	P.C.	15.01	50.00	32.5	98.5	29.5	—	24.1
Áridos Energías Especiales, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	6.16	20.53	0.6	(0.3)	0.3	—	0.0
Azucarera Energías, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	6.00	20.00	0.6	3.8	(1.7)	—	0.2
Boiro Energía, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	6.00	20.00	0.6	2.4	2.4	—	0.3
Barbao, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	0.3	0.3	0.3	—	0.1
Parque Eólico Belmonte, S.A.	Spain	Barbao S.A.		Energy	P.C.	7.53	25.08	0.1	3.4	—	—	0.3
Cogeneración del Noroeste, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	6.00	20.00	3.6	2.6	3.3	—	0.6
Depuración, destilación y reciclaje, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	6.00	20.00	0.6	0.5	0.9	—	0.1
Energías Ambientales, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	5.00	16.67	16.0	2.4	0.1	—	0.9
Energías Ambientales de Novo, S.A.	Spain	Energías Ambientales SA		Energy	P.C.	5.00	16.67	2.0	0.4	1.0	—	0.2
Energías Ambientales de Somozas, S.A.	Spain	Energías Ambientales SA	Enel Unión Fenosa Renovables SA	Energy	P.C.	6.79	22.63	1.3	0.2	2.0	(0.3)	0.2

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Energías Ambientales de Vimianzo, S.A.	Spain	Energías Ambientales SA		Energy	P.C.	5.00	16.67	5.2	2.0	0.5	—	0.4
Societat Eòlica de l´Enderrocada, S.A.	Spain	Energías Ambientales SA		Energy	P.C.	4.00	13.33	5.7	0.8	0.9	—	0.3
Energías Especiales Alcoholeras, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	12.35	41.16	0.2	(0.9)	(0.9)	—	(0.2)
Energías Especiales Alto Ulla, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	9.3	(2.0)	0.8	—	1.2
Energías Especiales Andalucía, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	12.00	40.00	0.6	(0.4)	(0.0)	—	0.0
Andaluza de Energía Solar Primera, S.L.	Spain	Energías Especiales Andalucía SL		Energy	P.C.	9.12	30.40	—	—	—	—	—
Andaluza de Energía Solar Tercera, S.L.	Spain	Energías Especiales Andalucía SL		Energy	P.C.	9.00	30.00	—	—	—	—	—
Andaluza de Energía Solar Cuarta, S.L.	Spain	Energías Especiales Andalucía SL		Energy	P.C.	9.12	30.40	—	—	—	—	—
Andaluza de Energía Solar Quinta, S.L.	Spain	Energías Especiales Andalucía SL		Energy	P.C.	9.00	30.00	—	—	—	—	—
Energías Especiales de Careón, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	11.55	38.50	0.3	0.1	0.7	—	0.1
Energías Especiales de Extremadura, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	11.75	39.17	—	—	—	—	—
Energías Especiales del Bierzo, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	7.50	25.00	1.6	1.0	0.9	—	0.3
Energías Especiales Noroeste, S.A.U.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	6.8	(0.1)	5.4	—	1.8
Energías Especiales Montes Castellanos, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	6.7	(1.8)	0.2	—	0.8
Energías Especiales Peña Armada, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	12.00	40.00	1.0	0.2	1.0	—	0.3

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Energías Renovables Montes de San Sebastián, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	2.5	(0.6)	0.4	—	0.3
Eólica del Cordal de Montouto, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	0.5	—	—	—	0.1
Eufer Renovables Ibéricas 2004, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	15.7	(1.1)	3.2	—	2.7
Parque Eólico Cabo Vilano, S.L	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	6.6	(1.7)	0.2	—	0.8
Parque Eólico de San Andrés, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	12.30	41.00	0.6	2.0	1.7	—	0.5
Parque Eólico de Capelada, A.I.E.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	7.50	25.00	5.9	(1.7)	3.3	—	0.6
Parque Eólico Malpica, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	5.31	17.71	1.0	0.3	0.4	—	0.1
Parques Eólicos Montes de las Navas, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	3.00	10.00	6.5	0.8	2.7	—	0.3
Parque Eólico Sierra del Merengue, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	7.50	25.00	—	—	—	—	—
Parque Eólico Padul, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	2.4	—	—	—	0.4
Parque Eólico Espina, S.L.U.	Spain	Parque Eólico Padul, S.L.		Energy	P.C.	15.01	50.00	—	—	—	—	—
Prius Enerólica, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	—	—	—	—	—
Promociones Energéticas del Bierzo, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	7.50	25.00	—	0.2	0.1	—	—
Proyectos Universitarios Energías Renovables, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	5.00	16.67	0.2	—	—	—	—
Sistemas Energéticos Mañon Ortigueira, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	14.41	48.00	2.0	2.1	0.4	—	0.7
Sociedad Gallega de Cogeneración, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	6.00	20.00	1.8	0.8	1.9	—	0.3
Ufefys, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	6.00	20.00	0.3	1.1	(1.0)	—	—
Eólica Galaico Asturiana, S.A.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	0.1	—	—	—	—
Energía Termosolar de los Monegros, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	12.00	40.00	0.4	—	—	—	—

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Energías Especiales Valencianas, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	0.1	—	—	—	—
Parque Eolico de Corullón, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	1.0	—	—	—	0.2
Punta de lens Eólica Marina, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	—	—	—	—	—
Punta de las Olas Eólica Marina, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	—	—	—	—	—
Eufer Energías Especiais de Portugal, Unipessoal Lda.	Portugal	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	—	—	—	—	—
Eufer Caetano Energías Renovaveis, Lda.	Portugal	Eufer Energías Especiais de Portugal, Unipessoal L		Energy	P.C.	7.65	25.50	—	—	—	—	—
Energias Especiales de Padul, S.L.U.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	—	—	—	—	—
Energías Especiales Santa Bárbara, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	—	—	—	—	—
Energías Especiales de Gata, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	—	—	—	—	—
Energías Especiales Montes de Andalucía, S.L.	Spain	Enel Unión Fenosa Renovables SA		Energy	P.C.	15.01	50.00	—	—	—	—	—
Enerlasa, S.A.(3)	Spain	Enel Unión Fenosa Renovables SA		Energy	E.M.	6.75	22.50	—	(1.3)	8.0	—	0.4
Energías de Villarubia, S.L.(3)	Spain	Enel Unión Fenosa Renovables SA		Energy	E.M.	3.00	10.00	1.0	(0.9)	—	—	0.0
Sotavento Galicia, S.A.(3)	Spain	Enel Unión Fenosa Renovables SA		Energy	E.M.	2.70	9.00	0.6	3.0	1.1	—	0.1
Tirmadrid, S.A.(3)	Spain	Enel Unión Fenosa Renovables SA		Energy	E.M.	2.80	9.32	16.8	5.9	8.8	—	—
YPF, S.A.	Argentina	Repsol YPF, S.A.	Repsol YPF Capital/ CAVEANT/R.Exploración	Exploration and production of oil and gas	F.C.	84.04	84.04	3,777.1	(195.1)	497.8	—	3,428.7
YPF International, S.A.	Bolivia	YPF, S.A.	Repsol YPF Bolivia/Repsol YPF E&P Bolivia	Portfolio company	F.C.	84.04	100.00	114.6	(77.2)	7.9	—	38.1
YPF Ecuador Inc.	Cayman Islands	YPF International, S.A.		Exploration and production of oil and gas	F.C.	84.04	100.00	0.7	(0.7)	—	—	—
YPF Guyana, Ltd.	Cayman Islands	YPF International, S.A.		Exploration and production of oil and gas	F.C.	84.04	100.00	—	(6.5)	5.5	—	(0.8)

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
YPF Holdings Inc.	United States	YPF, S.A.		Portfolio company	F.C.	84.04	100.00	562.6	(509.4)	(54.7)	—	(1.3)
CLH Holdings	United States	YPF Holdings Inc.		Finance	F.C.	84.04	100.00	180.6	(185.5)	0.3	—	(3.8)
Tierra Solutions Inc.	United States	CLH Holdings		Other activities	F.C.	84.04	100.00	181.3	(186.1)	0.3	—	(3.8)
Maxus Energy Corporation	United States	YPF Holdings Inc.		Exploration and production of oil and gas	F.C.	84.04	100.00	416.8	(492.1)	(55.0)	—	(109.5)
Maxus US Exploration Co.	United States	Maxus Energy Corporation		Exploration and production of oil and gas	F.C.	84.04	100.00	1.3	(121.3)	(53.2)	—	(145.5)
Maxus International Energy Co.	United States	Maxus Energy Corporation		Other activities	F.C.	84.04	100.00	22.5	(27.3)	-	-	(4.0)
Gateway Coal Company	United States	Maxus Energy Corporation		Other activities	F.C.	84.04	100.00	(7.9)	(0.2)	(0.2)	—	(6.9)
Compañía Mega	Argentina	YPF, S.A.		Fractionation of gas	P.C.	31.94	38.00	140.8	7.1	42.0	—	60.6
Operadora de Estaciones de Servicio, S.A. OPESSA	Argentina	YPF, S.A.	Repsol YPF Gas, S.A.	Marketing of oil and gas	F.C.	84.04	99.85	27.5	(4.6)	24.0	—	39.4
YPF Inversora Energética, S.A.	Argentina	YPF, S.A.	Astra Evangelista, S.A.	Portfolio company	F.C.	84.04	100.00	—	—	—	—	—
Gas Argentino, S.A. (GASA)	Argentina	YPF Inversora Energética, S.A.		Portfolio company	E.M.	38.10	45.33	56.9	(96.3)	(17.4)	—	(21.6)
Metrogas, S.A.	Argentina	Gas Argentino, S.A. (GASA)		Distribution of gas	E.M.	26.67	70.00	104.5	(63.6)	(8.2)	—	8.7
Oiltanking Ebytem, S.A.	Argentina	YPF, S.A.		Transport and storage of oil and gas	E.M.	25.21	30.00	8.1	(4.4)	7.6	—	2.8
A&C Pipeline Holding	Cayman Islands	YPF, S.A.		Finance	E.M.	30.25	36.00	—	—	—	—	—
Oleoducto Transandino Argentino, S.A.(3)	Argentina	A&C Pipeline Holding		Construction and operation of oil pipelines	E.M.	30.25	100.00	—	—	—	—	—
Oleoducto Trasandino Chile, S.A.(3)	Chile	A&C Pipeline Holding		Construction and operation of oil pipelines	E.M.	30.25	100.00	—	—	—	—	—
Oleoducto Transandino Argentina Accs preferidas	Argentina	YPF, S.A.		Construction and operation of oil pipelines	E.M.	30.25	36.00	31.2	(21.8)	(1.2)	—	2.5
Oleoducto Transandino Chile Acciones preferidas	Chile	YPF, S.A.	Repsol YPF Chile	Construction and operation of oil pipelines	E.M.	33.13	36.00	—	12.8	0.1	—	4.3

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Gasoducto del Pacifico Caiman	Cayman Islands	YPF, S.A.		Finance	E.M.	8.40	10.00	—	—	—	—	—
Gasoducto del Pacifico Chile (Ordinarias)	Chile	Gasoducto del Pacifico Caiman		Construction and operation of gas pipelines	E.M.	7.35	87.50	—	—	—	—	—
Gasoducto del Pacífico Argentina, S.A.(Ordinarias)	Argentina	Gasoducto del Pacifico Caiman		Construction and operation of gas pipelines	E.M.	7.35	87.50	—	—	—	—	—
Gasoducto del Pacífico Argentina, S.A.(Preferidas)	Argentina	Gasoducto del Pacífico (Cayman) S.A.	YPF,S.A.	Construction and operation of gas pipelines	E.M.	8.40	10.00	28.6	(18.4)	2.1	—	1.0
Profertil, S.A.	Argentina	YPF, S.A.		Production and sale of gas products	P.C.	42.02	50.00	247.1	(82.0)	60.0	—	94.6
Refinerías del Norte, S.A. (REFINOR)	Argentina	YPF, S.A.		Refining and marketing of oil products	P.C.	42.02	50.00	70.0	33.6	20.6	—	52.2
Terminales Marítimas Patagónicas, S.A.	Argentina	YPF, S.A.		Logistics of oil derivative products	E.M.	27.86	33.15	10.0	12.0	8.8	—	8.6
Oleoductos del Valle, S.A. (OLDELVAL)	Argentina	YPF, S.A.		Logistics of oil derivative products	E.M.	31.09	37.00	76.4	(41.8)	2.1	—	11.4
Poligas Luján, S.A.	Argentina	YPF, S.A.		Bottling, transport and marketing of L.P.G.	F.C.	42.43	50.49	—	—	—	—	—
Astra Evangelista, S.A.	Argentina	YPF, S.A.	OPESSA	Engineering and construction	F.C.	84.04	100.00	47.3	(21.3)	0.2	—	22.0
AESA Construcciones y Servicios	Brazil	Astra Evangelista, S.A.	YPF, S.A.	Engineering and construction	F.C.	84.04	100.00	1.6	(1.7)	10.0	—	8.4
A- Evangelista, S.A. Sucursal	Uruguay				F.C.	84.04	100.00	6.6	(6.6)	0.1	—	0.1
Adicor, S.A.	Uruguay	Astra Evangelista, S.A.		Other activities	F.C.	84.04	100.00	—	—	—	—	—
Gasoducto Oriental, S.A.	Argentina	Astra Evangelista, S.A.		Distribution of gas natural	E.M.	14.00	16.66	—	—	—	—	—
Inversora Dock Sud, S.A.	Argentina	YPF, S.A.		Portfolio company	E.M.	36.02	42.86	65.3	(90.7)	(0.4)	—	(9.3)
Central Dock Sud, S.A.	Argentina	Inversora Dock Sud, S.A.	YPF, S.A.	Construction and operation of a power station	E.M.	33.55	79.83	109.2	(154.8)	(4.8)	—	(16.9)

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Pluspetrol Energy, S.A.	Argentina	YPF, S.A.		Exploration and production of oil and gas	P.C.	37.82	45.00	17.6	51.5	7.7	—	29.1
Repsol YPF Chile, S.A	Chile	Repsol YPF, S.A.	OPESSA	Administration of investments of YPF in Chile	F.C.	100.00	100.00	—	13.1	2.0		15.1
Repsol YPF Bolivia, S.A.	Bolivia	Repsol YPF, S.A.	R. Ex.plorac./Rex. Perú/Rex. Colombia/ R.YPF E&P Bolivia	Portfolio company	F.C.	100.00	100.00	697.6	(114.0)	27.5	—	611.1
YPFB Andina, S.A. (Empresa Petrolera Andina, S.A.)	Bolivia	Repsol YPF Bolivia, S.A.		Exploration and production of oil and gas	P.C.	48.92	48.92	188.1	319.3	71.7	—	283.3
Transierra S.A.	Bolivia	YPFB Andina, S.A. (Empresa Petrolera Andina, S.A.)		Transport of oil and gas	E.M.	21.77	44.50	55.5	29.6	7.2	—	20.1
Maxus Bolivia Inc.	Bolivia	Repsol YPF Bolivia, S.A.		Exploration and production of oil and gas	F.C.	100.00	100.00	92.3	125.8	5.5	—	223.6
Repsol YPF E&P de Bolivia, S.A.	Bolivia	Maxus Bolivia Inc.	R. YPF Bolivia, S.A. / Rex. Perú, S.A. / Rex. Colombia, S.A.	Exploration and production of oil and gas	F.C.	100.00	100.00	105.4	113.4	5.5	—	224.4
AESA Construcciones y Servicios Bolivia	Bolivia	Repsol YPF Bolivia, S.A.	R. YPF E&P de Bolivia, S.A. / Astra Evangelista	Transport of oil and gas	F.C.	100.00	100.00	—	1.7	(0.2)	—	1.5
Repsol Brasil, S.A.	Brazil	Repsol YPF, S.A.	OPESSA	Operation and marketing of oil and gas	F.C.	100.00	100.00	1,317.4	(529.7)	99.5	—	887.3
Transportadora Sul Brasileira do Gas, S.A.	Brazil	Repsol YPF Brasil, S.A.		Construction and operation of gas pipelines	P.C.	25.00	25.00	30.9	(32.0)	1.1	—	(0.0)
Alberto Pasqualini REFAP, S.A.	Brazil	Repsol YPF Brasil, S.A.		Refining and marketing of oil products	P.C.	30.00	30.00	358.8	(195.2)	379.9	—	163.0
Repsol YPF Importadora de Productos, Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol Gas Brasil, S.A.	Marketing of oil products	F.C.	100.00	100.00	0.4	0.1	(0.1)	—	0.4
Servicios Logisticos Combustibles de Aviacion	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos	Distribution of gas	P.C.	49.96	50.00	3.5	9.0	(1.3)	—	5.6

PRINCIPAL COMPANIES OF THE REPSOL YPF GROUP AT 31 DECEMBER 2009—Continued	APPENDIX I

Name	Country	Parent Company	Other Shareholders(1)	Line of Business	Method of consolidation(4)	% of Total Participation		Amount in Millions of Euros
						% of Direct Ownership	% of Control(5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned(5)
Repsol Biocarburantes Tarragona	Spain	Repsol Petróleo, S.A.		Manufacturing, distribution and sale of all types of biocombustibles and other related activities.	F.C.	99.97	100.00	0.5	—	—	—	0.5
Repsol Biocarburantes Cartagena	Spain	Repsol Petróleo, S.A.		Manufacturing, distribution and sale of all types of biocombustibles and other related activities.	F.C.	100.00	100.00	0.5	—	—	—	0.5
Servibarna	Spain	RCPP		Renting of equipment	F.C.	96.65	100.00	0.1	0.4	—	—	0.5

(1)	Other companies of the Group have ownership in the share capital of the company, but inferior to the ownership of the parent company.

(2)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent consolidates proportionally in the Repsol YPF Group.

(3)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent integrates by the equity method in the Repsol YPF Group.

(4)	Consolidation Method:

F.C.:	Full consolidation

P.C.:	Proportionate consolidation

E.M.:	Equity Method

(5)	Percentage of the Parent shareholding over the Shareholder

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2009	APPENDIX Ib

Name	Country	Parent Company	Transaction	12.31.2009				01.01.2009
				Date	Method of Consoli- dation(4)	% of Total Ownership		Method of Consoli- dation(4)	% Participación Total
						% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
National Gaz, S.A	Morocco	Repsol Butano, S.A.	Disposal	Feb-09	—	—	—	E.M.	100.00	100.00
Repsol Canadá LNG Ltd,	Canada	Repsol International Finance, B.V.	Derecognition due to merger with Repsol Energy Canada Ltd	Oct-09	—	—	—	F.C.	100.00	100.00
Repsol YPF Comercial del Perú, S.A.	Peru	Repsol Butano, S.A.	Increase in ownership interest	Jun-09	F.C.	99.85	99.85	F.C.	99.78	99.78
Air Miles España, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Increase in ownership interest	Feb-09	E.M.	29.00	30.00	E.M.	22.45	22.50
Servibarna, S.A,	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Acquisition	Sep-09	F.C.	100.00	100.00	—	—	—
Amodaimi Oil company Ltd.	Ecuador	Repsol YPF Ecuador, S.A	Acquisition	Mar-09	F.C.	100.00	100.00	—	—	—
Repsol Exploration Norge.	Noruega	Repsol Exploración, S.A	Constitution	Sep-09	F.C.	100.00	100.00	—	—	—
Repsol E&P Canada Ltd.	Canada	Repsol Exploración, S.A	Constitution	Nov-09	F.C.	100.00	100.00	—	—	—
Repsol Exploración Liberia, BV.	Holland	Repsol Exploración, S.A	Constitution	Dec-09	F.C.	100.00	100.00	—	—	—
Akakus Oil Operation AG.(6)	Libya	Repsol Exploración Murzuq, S.A.	Change in consolidation method	Dec-09	E.M.	100.00	100.00	F.C.	100.00	100.00
Gas Natural SDG, S.A	Spain	Repsol YPF, S.A	Reduction in ownership interest	Sep-09	P.C.	30.01	30.01	P.C.	30.85	30.85
ACES Hospital Trías i Pujol, A.I.E.	Spain	La Energía	Liquidation	Jan-09	—	—	—	P.C.	15.42	50.00
Gas Natural S.U.R. SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	Constitution	Apr-09	P.C.	30.01	100.00	—	—	—
GEM Distribución Gas 1, S.A.(2)	Spain	Gas Natural SDG, S.A.	Constitution	Apr-09	P.C.	30.01	100.00	—	—	—
Eólicos singulares 2005, S.A.	Spain	Montouto 2000, S.A.	Acquisition	Apr-09	P.C.	0.15	49.00	—	—	—
UNION FENOSA(2)	Spain	Gas Natural SDG, S.A.	Acquisition	Apr-09	P.C.	28.57	95.20	—	—	—

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2009—Continued	APPENDIX Ib

Name	Country	Parent Company	Transaction	12.31.2009				01.01.2009
				Date	Method of Consoli- dation(4)	% of Total Ownership		Method of Consoli- dation(4)	% Participación Total
						% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
Punta de Lens Eólica Marina, S.L.	Spain	Enel Unión Fenosa Renovables SA	Acquisition	May-09	P.C.	15.01	50.00	—	—	—
Punta de las Olas Eólica Marina, S.L.	Spain	Enel Unión Fenosa Renovables SA	Acquisition	May-09	P.C.	15.01	50.00	—	—	—
Andaluza de Energía Solar Primera, S.L.	Spain	Energías Especiales Andalucía SL	Acquisition	May-09	P.C.	9.12	30.40	—	—	—
Andaluza de Energía Solar Tercera, S.L.	Spain	Energías Especiales Andalucía SL	Acquisition	May-09	P.C.	9.00	30.00	—	—	—
Andaluza de Energía Solar Cuarta, S.L.	Spain	Energías Especiales Andalucía SL	Acquisition	May-09	P.C.	9.12	30.40	—	—	—
Andaluza de Energía Solar Quinta, S.L.	Spain	Energías Especiales Andalucía SL	Acquisition	May-09	P.C.	9.00	30.00	—	—	—
Energías Especiales de Andalucía, SL	Spain	Enel Unión Fenosa Renovables SA	Disposal	May-09	P.C.	12.00	40.00	—	—	—
GN Wind 6, S.L(2)	Spain	Gas Natural Corporación Eólica, S.L.	Disposal	May-09	P.C.	18.01	60.00	P.C.	30.85	100.00
Distribuidora de Electricidad Norte, S.A.(2)	Nicaragua	Unión Fenosa Internacional, S.A.	Acquisition	Jun-09	P.C.	26.32	87.70	—	—	—
Distribuidora de Electricidad Sur, S.A.(2)	Nicaragua	Unión Fenosa Internacional, S.A.	Acquisition	Jun-09	P.C.	26.71	89.00	—	—	—
Cedifil Cored Wired, S.L.(2)	Spain	Compañía Española de Industrias Electroquímicas SA	Constitution	Jun-09	P.C.	29.56	98.48	—	—	—
Gas Energía Suministro Sur, S.L(2)	Spain	Gas Natural SDG, S.A.	Constitution	Jun-09	—	—	—	—	—	—
Gas Energía Suministro, S.L.(2)	Spain	Gas Natural SDG, S.A.	Constitution	Jun-09	—	—	—	—	—	—
Gas Energía Servicios Comunes, S.L(2)	Spain	Gas Natural SDG, S.A.	Constitution	Jun-09	—	—	—	—	—	—

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2009—Continued	APPENDIX Ib

Name	Country	Parent Company	Transaction	12.31.2009				01.01.2009
				Date	Method of Consoli- dation(4)	% of Total Ownership		Method of Consoli- dation(4)	% Participación Total
						% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
Unión Fenosa Centro de Tesorería, S.L	Spain	Gas Natural SDG, S.A.	Liquidation	Jun-09	—	—	—	—	—	—
Energías Especiales de Portugal, U,Ltda.	Portugal	Enel Unión Fenosa Renovables SA	Constitution	Jun-09	P.C.	15.01	50.00	—	—	—
Empresa de Energía del Pacífico, S.A.(2)	Colombia	Gas Natural SDG, S.A.	Acquisition	Jul-09	P.C.	19.21	64.00	—	—	—
Compañía de Electricidad de Tulua, S.A.(2)	Colombia	Gas Natural SDG, S.A.	Acquisition	Jul-09	—	—	—	—	—	—
Indra Sistemas, S.A	Spain	Gas Natural SDG, S.A.	Disposal	Jul-09	—	—	—	—	—	—
GEM Suministro SUR 2, S.L(2)	Spain	Gas Natural SDG, S.A.	Constitution	Jul-09	P.C.	30.01	100.00	—	—	—
GEM Suministro GAS 2, S.L(2)	Spain	Gas Natural SDG, S.A.	Constitution	Jul-09	P.C.	30.01	100.00	—	—	—
GEM Servicios Comunes 2, S.L(2)	Spain	Gas Natural SDG, S.A.	Constitution	Jul-09	P.C.	30.01	100.00	—	—	—
Kangra Coal, S.A(2)	South Africa	Unión Fenosa South Africa Coal (PTY), LTD	Acquisition	Jul-09	P.C.	21.01	70.01	—	—	—
Albidona Distribuzione Gas SRL	Italy	Gas Natural Distribuzione S.p.A.	Constitution	Jul-09	P.C.	18.01	60.00	—	—	—
Planificación e Inversión Estratégica, S.A	Spain	Gas Natural SDG, S.A.	Dissolution	Jul-09	—	—	—	—	—	—
UNIÓN FENOSA(2)	Spain	Gas Natural SDG, S.A.	Acquisition	Sep-09	P.C.	1.44	4.80	—	—	—
Energías Especiales de Padul, S.L.U	Spain	Enel Unión Fenosa Renovables SA	Constitution	Sep-09	P.C.	15.01	50.00	—	—	—
Distribuidora de Electricidad del Norte, S.A.(2)	Spain	Unión Fenosa Internacional, S.A.	Acquisition	Oct-09	P.C.	26.50	88.30	—	—	—
Distribuidora de Electricidad del Sur, S.A(2)	Spain	Unión Fenosa Internacional, S.A.	Acquisition	Oct-09	P.C.	26.93	89.75	—	—	—
Unión Fenosa Colombia, S.A	Colombia	Gas Natural SDG, S.A.	Disposal	Nov-09	—	—	—	—	—	—
Compañía de Electricidad de Tulua, S.A.	Colombia	Gas Natural SDG, S.A.	Disposal	Dec-09	—	—	—	—	—	—
Empresa de Energía del Pacífico, S.A.	Colombia	Gas Natural SDG, S.A.	Disposal	Dec-09	—	—	—	—	—	—

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2009—Continued	APPENDIX Ib

Name	Country	Parent Company	Transaction	12.31.2009				01.01.2009
				Date	Method of Consoli- dation(4)	% of Total Ownership		Method of Consoli- dation(4)	% Participación Total
						% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
Gas Energía Suministro Sur, S.L	Spain	Gas Natural SDG, S.A.	Disposal	Dec-09	—	—	—	—	—	—
Gas Energía Suministro, S.L.	Spain	Gas Natural SDG, S.A.	Disposal	Dec-09	—	—	—	—	—	—
Gas Energía Servicios Comunes, S.L	Spain	Gas Natural SDG, S.A.	Disposal	Dec-09	—	—	—	—	—	—
Gas Natural Cantabria, S.A	Spain	Gas Natural SDG, S.A.	Disposal	Dec-09	—	—	—	P.C.	27.89	90.40
Gas Natural Murcia, S.A.	Spain	Gas Natural SDG, S.A.	Disposal	Dec-09	—	—	—	P.C.	30.82	99.90
Unión Fenosa Emisiones, S.A.	Spain	Gas Natural SDG, S.A.	Liquidation	Dec-09	—	—	—	—	—	—
Unión Fenosa Univer, S.L	Spain	Gas Natural SDG, S.A.	Liquidation	Dec-09	—	—	—	—	—	—
Gasdotti Azienda Siciliana, SPA	Italy	Gas Natural Distribuzione Italia, SPA	Derecognition due to merger with Gas Natural Distribuzione, SPA	Jan-09	—	—	—	P.C.	27.76	90.00
Agragas, SPA	Italy	Gas Natural Distribuzione S.p.A.	Derecognition due to merger with Gas Natural Distribuzione, SPA	Jan-09	—	—	—	P.C.	27.76	90.00
Normanna Gas, SPA	Italy	Gas Natural Distribuzione Italia, SPA	Derecognition due to merger with Gas Natural Distribuzione, SPA	Jan-09	—	—	—	P.C.	27.76	90.00
Smedigas SPA	Italy	G. N. Internacional	Derecognition due to merger with Gas Natural Distribuzione, SPA	Jan-09	—	—	—	P.C.	30.85	100.00
Gas Natural La Coruña, S.A	Spain	Gas Galicia SDG, S.A.	Derecognition due to merger with Gas Natural Galicia SDG, S.A.	Apr-09	—	—	—	P.C.	17.40	56.40
Gases de Barrancabermeja, S.A	Spain	Gas Natural del Oriente	Derecognition due to merger with Gas Natural del Oriente, S.A. ESP	Jul-09	—	—	—	P.C.	9.93	32.20
Unión Fenosa S.A	Spain	Gas Galicia SDG, S.A.	Derecognition due to merger with Gas Natural SDG, S.A.	May-09	—	—	—	P.C.	—	—
Unión Fenosa Generación S.A	Spain	Gas Galicia SDG, S.A.	Derecognition due to merger with Gas Natural SDG, S.A.	May-09	—	—	—	P.C.	—	—
Boreas Eólica, S.A	Spain	Desarrollo de Energías Renovables, S.A.	Derecognition due to merger with Gas Natural SDG, S.A.	Nov-09	—	—	—	P.C.	30.69	99.50
Desarrollo de Energías Renovables, S.A	Spain	Gas Natural Corporación Eólica, S.L.	Derecognition due to merger with Gas Natural Corporación Eólica S.L.	Nov-09	—	—	—	P.C.	30.85	100.00
Mecogas SRL	Italy	Italmeco S.R.L.	Derecognition due to merger with Gas Natural Distribuzione, SPA	Nov-09	—	—	—	P.C.	30.85	100.00

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2009—Continued	APPENDIX Ib

Name	Country	Parent Company	Transaction	12.31.2009				01.01.2009
				Date	Method of Consoli- dation(4)	% of Total Ownership		Method of Consoli- dation(4)	% Participación Total
						% of Direct Ownership	% of Control(5)		% of Direct Ownership	% of Control(5)
Congas Servizi Consorzio Gas Acqua Servizi, SPA	Italy	Gas Natural Distribuzione Italia, SPA	Derecognition due to merger with Gas Natural Distribuzione, SPA	Nov-09	—	—	—	P.C.	27.76	90.00
Italmeco SRL	Italy	Gas Natural Distribuzione Italia, SPA	Derecognition due to merger with Gas Natural Distribuzione, SPA	Dec-09	—	—	—	P.C.	30.85	100.00
Pitta Construzioni S.p.A.	Italy	Gas Natural Distribuzione Italia, SPA	Derecognition due to merger with Gas Natural Distribuzione, SPA	Dec-09	—	—	—	P.C.	30.85	100.00
Calgas S.C.A.R.L.	Italy	Gas Natural Distribuzione Italia, SPA	Derecognition due to merger with Gas Natural Distribuzione, SPA	Dec-09	—	—	—	P.C.	30.85	100.00
Unión Fenosa Metra, S.L.	Spain	Gas Natural SDG, S.A.	Derecognition due to merger with Gas Natural Comercial, S.L	Dec-09	—	—	—	P.C.	—	—
Gas Natural Soluciones, S.L	Spain	Gas Natural SDG, S.A.	Derecognition due to merger with Gas Natural Servicios, S.L	Dec-09	—	—	—	P.C.	30.85	100.00

(1)	Other companies of the Group have ownership in the share capital of the company, but inferior to the ownership of the parent company.

(2)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent consolidates proportionally in the Repsol YPF Group.

(3)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent integrates by the equity method in the Repsol YPF Group.

(4)	Consolidation Method:

F.C.:	Full consolidation

P.C.:	Proportionate consolidation

E.M.:	Equity Method

(5)	Percentage of the Parent shareholding over the Shareholder

(6)	The variations in the line items of the consolidated balance sheet generated by this variation is recorded in the line “Reclassification and others” of the movements presented in the different notes.

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2008	APPENDIX Ib

				12.31.08				01.01.08
						% of Total Ownership			% of Total Ownership
Name	Country	Parent Company	Transaction	Date	Method of Consoli- dation(4)	% of Direct Ownership	% of Control(5)	Method of Consoli- dation(4)	% of Direct Ownership	% of Control(5)
YPF, S.A.	Argentina	Repsol YPF, S.A.	Reduction in ownership interest	Feb-08	F.C.	84.04	84.04	F.C.	99.04	99.04
Empresa Petrolera Andina, S.A.	Bolivia	Repsol YPF Bolivia, S.A.	Reduction in ownership interest	May-08	P.C.	48.92	48.92	F.C.	50.00	50.00
Oil Enterprise, Ltd. (SPE)	Cayman Islands	YPF, S.A.	Liquidation	May-08	—	—	—	F.C.	99.04	100.00
Repsol YPF Distribuidora, S.A.	Brazil	Repsol YPF Brasil, S.A.	Disposal	Oct-08	—	—	—	F.C.	100.00	100.00
Refinaria de Petróleos Manguinhos, S.A.	Brazil	Repsol YPF Brasil, S.A.	Disposal	Oct-08	—	—	—	P.C.	31.13	31.13
Manguinhos Distribuidora, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.	Disposal	Oct-08	—	—	—	P.C.	31.13	100.00
Manguinhos Química, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.	Disposal	Oct-08	—	—	—	P.C.	31.13	100.00
Operadora de Postos de Servicos Ltda.	Brazil	Repsol YPF Brasil, S.A.	Disposal	May-08	—	—	—	F.C.	100.00	100.00
YPF Malaysia, Ltd.	Cayman Islands	YPF International, S.A.	Liquidation	Sep-08	—	—	—	F.C.	99.04	100.00
Repsol Bronderslev A/S	Denmark	Repsol Química, S.A.	Disposal	Feb-08	—	—	—	F.C.	100.00	100.00
Repsol Polívar, SPA	Italy	Repsol Bronderslev, A/S	Disposal	Feb-08	—	—	—	F.C.	100.00	100.00
Repsol Inco AG	Switzerland	Repsol Exploración Murzuq, S.A.	Liquidation	May-08	—	—	—	E.M.	40.00	40.00
Repsol YPF Comercial del Ecuador, S.A.	Ecuador	Repsol YPF, S.A.	Disposal	Sep-08	—	—	—	F.C.	100.00	100.00
Combustibles Industriales Oil Trader, S.A.	Ecuador	Repsol YPF Comercial Ecuador, S.A.	Disposal	Sep-08	—	—	—	F.C.	100.00	100.00
Repsol YPF Gas de Bolivia, S.A.	Bolivia	Repsol YPF GLP de Bolivia S.A.	Disposal	Nov-08	—	—	—	F.C.	51.00	51.00
Servicios Logísticos de Combustibles de Aviación, SLU	Spain	Terminales Canarios, S.L.	Derecognition due to merger with Servicios Combustibles de Aviación,SL	Nov-08	—	—	—	P.C.	48.33	100.00
Repsol YPF Productos y Servicios Petrolíferos, S.A	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Derecognition due to merger with Servicios Combustibles de Aviación,SL	Nov-08	—	—	—	F.C.	100.00	100.00

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2008—Continued	APPENDIX Ib

				12.31.08				01.01.08
						% of Total Ownership			% of Total Ownership
Name	Country	Parent Company	Transaction	Date	Method of Consoli- dation(4)	% of Direct Ownership	% of Control(5)	Method of Consoli- dation(4)	% of Direct Ownership	% of Control(5)
Euroboxes, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Liquidation	Dec-08	—	—	—	E.M.	100.00	100.00
Repsol Advanced Services LTD	Switzerland	Repsol Exploración, S.A.	Constitution	Jul-08	F.C.	100.00	100.00	—	—	—
Servicios Logisticos Combustibles de Aviacion	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Constitution	Nov-08	P.C.	50.00	50.00	—	—	—
Biocarburantes Tarragona	Spain	Repsol Petróleo, S.A.	Constitution	Dec-08	F.C.	100.00	100.00	—	—	—
Biocarburantes Cartagena	Spain	Repsol Petróleo, S.A.	Constitution	Dec-08	F.C.	100.00	100.00	—	—	—
Biogas Doña Juana S.A. E.S.P.	Colombia	Gas Natural SDG, S.A.	Constitution	Feb-08	P.C.	15.36	49.80	—	—	—
Administración y Servicios ECAP, S.A. de C.V.	Mexico	Gas Natural International, Ltd.	Constitution	Mar-08	P.C.	30.85	100.00	—	—	—
Cetraro Distribuzione Gas S.r.l.	Italy	Italmeco S.R.L.	Constitution	Apr-08	P.C.	18.51	60.00	—	—	—
O Novo Aquilón, S.L.	Spain	Desarrollo de Energías Renovables, S.A.	Acquisition	Jun-08	P.C.	18.51	60.00	—	—	—
Parques Eólicos 2008-2012, S.L	Spain	Desarrollo de Energías Renovables, S.A.	Acquisition	Jun-08	P.C.	16.66	54.00	—	—	—
Oficina de cambios de suministrador S.A.	Spain	Gas Natural Comercializadora, S.A.(2)	Acquisition	Jun-08	E.M.	6.17	20.00	—	—	—
Dawn Energy	Portugal	Gas Natural Electricidad, SDG	Acquisition	Jun-08	P.C.	30.85	100.00	—	—	—
Pitta Construzioni S.p.A.	Italy	Gas Natural Internacional SDG, S.A.	Acquisition	Jul-08	P.C.	30.85	100.00	—	—	—
Gas Natural Servicios, Ltd.	Colombia	Gas Natural, S.A. ESP	Constitution	Jun-08	P.C.	30.85	100.00	—	—	—
Gas Natural West Africa, S.L.(2)	Spain	Gas Natural Exploración, S. L.	Increase in ownership interest	Feb-08	P.C.	72.34	100.00	P.C.	30.85	100.00
Sociedad de Tratamiento La Andaya, S.L.	Spain	La Energía, S.A.	Increase in ownership interest	Jul-08	P.C.	18.50	60.00	P.C.	13.88	45.00

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEAR ENDED 31 DECEMBER 2008—Continued	APPENDIX Ib

				12.31.08				01.01.08
						% of Total Ownership			% of Total Ownership
Name	Country	Parent Company	Transaction	Date	Method of Consoli- dation(4)	% of Direct Ownership	% of Control(5)	Method of Consoli- dation(4)	% of Direct Ownership	% of Control(5)
Sociedad de Tratamiento Hornillos, S.L.(2)	Spain	La Energía, S.A.	Increase in ownership interest	Jul-08	P.C.	29.00	94.00	P.C.	24.68	80.00
Portal del Instalador, S.A.(2)	Spain	Gas Natural Informática S.A.	Increase in ownership interest	Jul-08	P.C.	26.22	85.00	P.C.	33.14	75.00
Alberto Pasqualini REFAP, S.A.(6)	Brazil	Repsol YPF Brasil, S.A.	Reclassification to non-current assets held for sale	Jun-08	—	—	—	P.C.	30.00	30.00
West Siberian Resources LTD(6)	Russia	Repsol Exploración, S.A.	Reclassification to available-for-sale financial assets	Apr-08	—	—	—	E.M.	10.00	10.00

(1)	Other companies of the Group have ownership in the share capital of the company, but inferior to the ownership of the parent company.

(2)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent consolidates proportionally in the Repsol YPF Group.

(3)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent integrates by the equity method in the Repsol YPF Group.

(4)	Consolidation Method:

F.C.:	Full consolidation

P.C.:	Proportionate consolidation

E.M.:	Equity Method

(5)	Percentage of the Parent shareholding over the Shareholder

(6)	The variations in the line items of the consolidated balance sheet generated by this variation is recorded in the line “Reclassification and others” of the movements presented in the different notes.

JOINTLY CONTROLLED ASSETS AND OPERATIONS IN 2009	APPENDIX II

Name	Participation(1) (%)	Operator	Line of Business
Argelia
Gassi Chergui	90.00%	Repsol Exploración Argelia, S.A.	Exploration and production
M’sari Akabli	45.00%	Repsol Exploración Argelia	Exploration and production
Reggane	45.00%	Repsol Exploración Argelia	Exploration and production
Issaouane (TFR)	59.50%	Repsol Exploración Argelia—Sonatrach	Exploration and production
TFT	30.00%	Grupement TFT	Exploration and production

Argentina
Acambuco UTE	22.50%	Pan American Energy LLC	Exploration and production
Agua Pichana UTE	27.27%	Total Austral S.A.	Exploration and production
Aguaragüe UTE	30.00%	Tecpetrol S.A.	Exploration and production
CAM-2/A SUR UTE	50.00%	Sipetrol Argentina S.A.	Exploration and production
Campamento Central/Cañadón Perdido UTE	50.00%	YPF	Exploration and production
El Tordillo UTE	12.20%	Tecpetrol S.A.	Exploration and production
La Tapera y Puesto Quiroga UTE	12.20%	Tecpetrol S.A.	Exploration and production
Llancanelo UTE	51.00%	YPF	Exploration and production
Magallanes UTE	50.00%	Sipetrol Argentina S.A.	Exploration and production
Palmar Largo UTE	30.00%	Pluspetrol S.A.	Exploration and production
Puesto Hernández UTE	61.55%	Petrobas Energía S.A.	Exploration and production
Consorcio Ramos	15.00%	Pluspetrol S.A.	Exploration and production
San Roque UTE	34.11%	Total Austral S.A.	Exploration and production
Tierra del Fuego UTE	30.00%	Petrolera L.F. Company S.R.L.	Exploration and production
Zampal Oeste UTE	70.00%	YPF	Exploration and production
Consorcio Yac La Ventana—Rio Tunuyan	60.00%	YPF	Exploration and production
Consorcio CNQ 7/A	50.00%	Petro Andina Resources Ltd.	Exploration and production

Bolivia
Asociacion Accidental Tecna y Asociados	10.00%	Tecna Bolivia SA	Engineering plant of LNG
Bloque Monteagudo	50.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque Caipipendi	37.50%	Repsol E&P Bolivia S.A.	Exploration and production
Bloque Charagua	30.00%	Repsol E&P Bolivia S.A.	Exploration and production
Bloque San Alberto	50.00%	Petrobras Bolivia S.A.	Exploration and production
Bloque San Antonio	50.00%	Petrobras Bolivia S.A.	Exploration and production
Planta de Servicios de Comprensión de Gas Río Grande	50.00%	Andina, S.A.	Compression of gas

Brazil
BM–C–33	35.00%	Repsol YPF Brasil	Exploration
BM–ES–29	40.00%	Repsol YPF Brasil	Exploration
BM–S–55	40.00%	Repsol YPF Brasil	Exploration
BM–S–48	40.00%	Repsol YPF Brasil	Exploration
BM–S–51	20.00%	Petrobras S.A.	Exploration
BM–S–50	20.00%	Petrobras S.A.	Exploration

JOINTLY CONTROLLED ASSETS AND OPERATIONS IN 2009—Continued	APPENDIX II

Name	Participation(1) (%)	Operator	Line of Business
BM–S–44	25.00%	Petrobras S.A.	Exploration
BM–S–9	25.00%	Petrobras S.A.	Exploration
BM–S–7	37.00%	Petrobras S.A.	Exploration
ALBACORA LESTE	10.00%	Petrobras S.A.	Exploration

Canada
Canaport LNG Limited Partnership	75.00%	Repsol Canadá LTD	Regasification of LNG

Colombia
Capachos	50.00%	Repsol Exploración Colombia	Exploration and production
El Queso	50.00%	Repsol Exploración Colombia	Exploration
Catleya	50.00%	Ecopetrol	Exploration
Cebucan	20.00%	Petrobas	Exploration
Guadual	20.00%	Petrobas	Exploration

Ecuador
Bloque 16	35.00%	Repsol YPF Ecuador S.A.	Exploration and production
Bloque 16	20.00%	Amodaimi Oil Company (sucursal)	Exploration and production

Spain
Albatros	82.00%	Repsol Investigaciones Petrolíferas S.A.	Development
Boquerón	66.50%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Angula	54.00%	Repsol Investigaciones Petrolíferas S.A.	Development
Casablanca	76.46%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Gaviota I y II	82.00%	Repsol Investigaciones Petrolíferas S.A.	Development and production
Barracuda	60.00%	Repsol Investigaciones Petrolíferas S.A.	Production
Rodaballo	73.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Chipirón	100.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Montanazo	92.06%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Siroco A-C	100.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration
Canarias 1	50.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration
Fulmar	69.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration
Central Nuclear de Trillo (Grupo I)	34.50%	Iberdrola, Endesa, Hidrocantábrico	Electrical generation
Central Nuclear de Almaraz (Grupo I y II)	11.29%	Iberdrola, Endesa, Hidrocantábrico	Electrical generation

JOINTLY CONTROLLED ASSETS AND OPERATIONS IN 2009—Continued	APPENDIX II

Name	Participation(1) (%)	Operator	Line of Business
Central Térmica de aceca	50.00%	Iberdrola	Electrical generation
Central Térmica de anllares	66.67%	Endesa Generación, S.A.	Electrical generation
Sestao Knutsen	50.00%	Repsol Gas Natural LNG, S.L.	Exploration and production
Iberica Knutsen	50.00%	Repsol Gas Natural LNG, S.L.	Exploration and production

Guinea
Bloque C	57.38%	Repsol Exploración Guinea	Exploration

Iran
BKH-II	33.00%	OMV Onshore Exploration GMBH	Exploration
MQE-1	33.00%	OMV Onshore Exploration GMBH	Exploration
BKH-3A	33.00%	OMV Onshore Exploration GMBH	Exploration
BKH-4N	33.00%	OMV Onshore Exploration GMBH	Exploration

Kenya
L5	20.00%	Woodside energy	Exploration
L7	20.00%	Woodside energy	Exploration

Libya
NC115 EPSA IV	25.20%	Akakus Oil Operations	Production
NC186 EPSA IV	19.84%	Akakus Oil Operations	Production
BLOQUES 199-204	60.00%	Repsol Exploración Murzuq	Exploration
BLOQUES 205-210	35.00%	Woodside Energy N.A.	Exploration
BLOQUE 137	50.00%	Petrocanada Ventures (North Africa) Ltd.	Exploration

Morocco
Tanger Larache	88.00%	Repsol Exploración Marruecos	Exploration

Mauritania
TA09	70.00%	Repsol Exploración	Exploration
TA10	70.00%	Repsol Exploración	Exploration

Peru
Lote 57	53.84%	Repsol Exploración Perú S.A.	Exploration
Lote 39	55.00%	Repsol Exploración Perú S.A.	Exploration
Lote 90	50.50%	Repsol Exploración Perú S.A.	Exploration
Lote 56	10.00%	Pluspetrol Perú Corporation SA	Production
Lote 88	10.00%	Pluspetrol Perú Corporation SA	Production
Lote 76	50.00%	Hunt Oil Company of Perú L.L.C. Sucursal del Perú	Exploration
Lote 103	30.00%	Talisman Petrolera del Perú LLC Sucursal del Perú	Exploration

Sierra Leone
SL6	25.00%	Anadarko, S.L.	Exploration
SL7	25.00%	Anadarko, S.L.	Exploration

Trinidad & Tobago
Bloque 5B	30.00%	Amoco Trinidad Gas BV	Exploration

Venezuela
Yucal Placer	15.00%	Repsol YPF Venezuela	Exploration and production

(1)	Participation that has the propietary Society of the assets in the operation

JOINTLY CONTROLLED ASSETS AND OPERATIONS IN 2008	APPENDIX II

Name	Participation (%)	Operator	Line of Business
Argelia
Gassi Chergui	60.00%	Repsol Exploración Argelia, S.A.	Exploration
M’sari Akabli	45.00%	Repsol Exploración Argelia	Exploration and production
Reggane	45.00%	Repsol Exploración Argelia	Exploration and production
TFR	60.00%	Repsol Exploración Argelia	Exploration and production
TFT	30.00%	GIFT	Exploration and production

Argentina
Acambuco UTE	22.50%	Pan American Energy LLC	Exploration and production
Agua Pichana UTE	27.27%	Total Austral S.A.	Exploration and production
Aguaragüe UTE	30.00%	Tecpetrol S.A.	Exploration and production
CAM-2/A SUR UTE	50.00%	Sipetrol Argentina S.A.	Exploration and production
Campamento Central/Cañadón Perdido UTE	50.00%	YPF	Exploration and production
El Tordillo UTE	12.20%	Tecpetrol S.A.	Exploration and production
La Tapera y Puesto Quiroga UTE	12.20%	Tecpetrol S.A.	Exploration and production
Llancanelo UTE	51.00%	YPF	Exploration and production
Magallanes UTE	50.00%	Sipetrol Argentina S.A.	Exploration and production
Palmar Largo UTE	30.00%	Pluspetrol S.A.	Exploration and production
Puesto Hernández UTE	61.55%	Petrobas Argentina S.A.	Exploration and production
Consorcio Ramos	15.00%	Pluspetrol S.A.	Exploration and production
San Roque UTE	34.11%	Total Austral S.A.	Exploration and production
Tierra del Fuego UTE	30.00%	Petrolera L.F. Company S.R.L.	Exploration and production
Zampal Oeste UTE	70.00%	YPF	Exploration and production
Consorcio Yac La Ventana—Rio Tunuyan	60.00%	YPF	Exploration and production
Consorcio CNQ 7/A	50.00%	Petro Andina Resources Ltd.	Exploration and production

Bolivia
Asociacion Accidental Tecna y Asociados	10.00%	Tecna Bolivia SA	Engineering plant of LNG
Bloque Monteagudo	39.78%	Repsol E&P Bolivia S.A.	Exploration
Bloque Caipipendi	38.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque Charagua	30.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque San Alberto	50.00%	Petrobras S.A.	Exploration
Bloque San Antonio	50.00%	Petrobras S.A.	Exploration
Planta de Servicios de Compresión de Gas Río Grande	24.46%	Andina S.A.	Compression of gas

Brazil
BM–C–33	50.00%	Repsol YPF Brasil	Exploration
BM–ES–29	100.00%	Repsol YPF Brasil	Exploration
BM–ES–30	40.00%	Amerada Hess	Exploration
BM–S–55	75.00%	Repsol YPF Brasil	Exploration
BM–S–47	50.00%	BGE&P Brasil	Exploration
BM–S–48	75.00%	Repsol YPF Brasil	Exploration
BM–S–51	40.00%	Petrobras S.A.	Exploration

JOINTLY CONTROLLED ASSETS AND OPERATIONS IN 2008—Continued	APPENDIX II

Name	Participation (%)	Operator	Line of Business
BM–S–50	20.00%	Petrobras S.A.	Exploration
BM–S–43	25.00%	Shell	Exploration
BM–S–44	25.00%	Petrobras S.A.	Exploration
BM–S–13	40.00%	BGE&P Brasil	Exploration
BM–S–9	25.00%	Petrobras S.A.	Exploration
BM–S–7	37.00%	Petrobras S.A.	Exploration
BM–C–3	20.00%	Petrobras S.A.	Exploration
BM–C–4	30.00%	Petrobras S.A.	Exploration
BM–ES–21	20.00%	Petrobras S.A.	Exploration
ALBACORA LESTE	10.00%	Petrobras S.A.	Discovery

Canada
Canaport LNG Limited Partnership	75.00%	Repsol Canadá LTD	Regasification of LNG

Colombia
Capachos	50.00%	Repsol Exploración Colombia	Exploration and production
El Queso	25.00%	Repsol Exploración Colombia	Exploration
Catleya	50.00%	Ecopetrol	Exploration
Orquidea	40.00%	Hocol	Exploration

Ecuador
Bloque 16	35.00%	Repsol YPF Ecuador S.A.	Exploration and production

Spain
Albatros	82.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Boquerón	63.39%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Angula	54.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Casablanca	71.92%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Gaviota	82.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Barracuda	60.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Rodaballo	70.23%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Chipirón	98.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Montanazo	5.26%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Murcia-Siroco	12.34%	Repsol Investigaciones Petrolíferas S.A.	Exploration
Sestao Knutser	15.43%	Repsol Gas Natural LNG, S.L.	Exploration and production

Guinea
Bloque C	35.00%	Mobil Ecuatorial Guinea, INC	Exploration

JOINTLY CONTROLLED ASSETS AND OPERATIONS IN 2008—Continued	APPENDIX II

Name	Participation (%)	Operator	Line of Business
Iran
BKH-II	33.00%	OMV Onshore Exploration GMBH	Exploration
MQE-1	33.00%	OMV Onshore Exploration GMBH	Exploration
BKH-3A	33.00%	OMV Onshore Exploration GMBH	Exploration
BKH-4N	33.00%	OMV Onshore Exploration GMBH	Exploration

Kenya
L5	20.00%	Woodside energy	Exploration
L7	20.00%	Woodside energy	Exploration

Libya
NC115	5.20%	Akakus Oil Operations	Production
NC186/187/190	3.84%	Akakus Oil Operations	Production
BLOQUES 199-204	60.00%	Repsol Exploración Murzuq	Exploration
EPSA3	35.00%	Woodside Energy N.A.	Exploration
BLOQUE 137	50.00%	Petrocanada Ventures (North Africa) Ltd.	Exploration

Morroco
Tanger Larache	48.00%	Repsol Exploración Marruecos	Exploration

Mauritius
TA09	70.00%	Repsol Exploración	Exploration
TA10	70.00%	Repsol Exploración	Exploration

Peru
Lote 57	53.84%	Repsol Exploración Perú S.A.	Exploration
Lote 39	55.00%	Repsol Exploración Perú S.A.	Exploration
Lote 90	50.50%	Repsol Exploración Perú S.A.	Exploration
Lote 56	10.00%	Pluspetrol Perú Corporation SA	Exploration and production
Lote 88	10.00%	Pluspetrol Perú Corporation SA	Exploration and production
Lote 76	50.00%	Hunt Oil Company of Perú L.L.C. Sucursal del Perú	Exploration
Lote 103	30.00%	Talisman Petrolera del Perú LLC Sucursal del Perú	Exploration

Sierra Leona
SL6	25.00%	Anadarko, S.L.	Exploration
SL7	25.00%	Anadarko, S.L.	Exploration

Trinidad & Tobago
Bloque 5B/BPTT Offshores Trinidad	30.00%	Amoco Trinidad Gas BV	Exploration

Venezuela
Yucal Placer	15.00%	Repsol YPF Venezuela	Exploration and production

APPENDIX III

Investments and/or positions held by the members of the Board of Directors in Companies with the same, similar or complementary activity than Repsol YPF, S.A.

D. Antonio Brufau Niubó

Positions:

Vice President of Gas Natural SDG, S.A. Board of Directors

Investments:

Gas Natural SDG, S.A.: 74,612 shares

D. Luis Fernando del Rivero Asensio

Positions:

Board Member of Valoriza Gestión, S.A.U.

President of Vallehermoso División Promoción, S.A.U.

D. Isidro Fainé Casas

Investments:

Gas Natural SDG S.A.: 12 shares

D. José Manuel Loureda Mantiñán

Positions:

President of Valoriza Gestión, S.A.U.

Board Member of Vallehermoso División Promoción, S.A.U.

D. Juan María Nin Génova

Positions:

Board Member of Gas Natural SDG, S.A.

Investments:

Gas Natural SDG, S.A.: 144 shares

D. Henri Philippe Reichstul

Positions:

Board Member of Ashmore Energy International

President of Brenco—Companhia Brasileira de Energia Renovável

D. Luis Suárez de Lezo Mantilla

Positions:

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

	Millions of euros
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa	Asia
At 31 December 2007
Costs capitalised to assets with proved reserves	24,002	359	18,241	1,171	2,149	974	523	585
Costs capitalised to assets with non proved reserves	1,999	—	169	198	336	1,122	160	14

	26,001	359	18,410	1,369	2,485	2,096	683	599
Auxiliary equipment and facilities	2,047	425	356	426	507	79	197	57

Total capitalised costs	28,048	784	18,766	1,795	2,992	2,175	880	656
Accumulated depreciation and impairment losses	(16,699)	(665)	(13,272)	(576)	(1,168)	(4)	(410)	(604)

Net amounts	11,349	119	5,494	1,219	1,824	2,171	470	52

	Millions of euros
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa	Asia
At 31 December 2008
Costs capitalised to assets with proved reserves	26,553	383	20,638	1,271	2,227	1,282	704	48
Costs capitalised to assets with non proved reserves	2,357	10	99	165	300	1,366	410	7

	28,910	394	20,737	1,436	2,527	2,648	1,114	55
Auxiliary equipment and facilities	1,941	426	397	544	273	83	217	1

Total capitalised costs	30,851	819	21,134	1,980	2,800	2,731	1,331	56
Accumulated depreciation and impairment losses	(18,509)	(688)	(15,294)	(762)	(1,210)	(45)	(509)	(1)

Net amounts	12,342	131	5,840	1,218	1,590	2,686	822	55

	Millions of euros
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa	Asia
At 31 December 2009
Costs capitalised to assets with proved reserves	26,789	338	20,532	1,218	2,516	1,324	807	54
Costs capitalised to assets with non proved reserves	2,588	103	81	222	532	1,267	376	7

	29,377	441	20,613	1,440	3,048	2,591	1,183	61
Auxiliary equipment and facilities	1,759	48	368	598	245	282	217	1

Total capitalised costs	31,136	489	20,981	2,038	3,293	2,873	1,400	62
Accumulated depreciation and impairment losses	(19,401)	(352)	(15,692)	(876)	(1,575)	(355)	(550)	(1)

Net amounts	11,735	137	5,289	1,162	1,718	2,518	850	61

As of 31 December 2009 and 2008, Repsol YPF Group´s share in oil and gas exploration and production activities from equity method investees’ amounted to EUR 7 million.

Costs incurred

The costs incurred represent amounts capitalised or charged to profit during the year relating to acquisitions of assets with oil and gas reserves and exploration and development activities.

	Millions of euro
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa	Asia
At 31 December 2007
Acquisitions of assets with proved reserves	119	—	—	—	—	119	—	—
Acquisitions of assets with non proved reserves	175	—	—	—	—	175	—	—
Exploration costs	750	20	114	4	205	126	247	34
Development costs	1,834	43	1,012	210	147	280	110	32

TOTAL	2,878	63	1,126	214	352	700	357	66

	Millions of euro
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa	Asia
At 31 December 2008
Acquisitions of assets with proved reserves	103	—	—	—	1	—	102	—
Acquisitions of assets with non proved reserves	110	—	—	—	—	—	110	—
Exploration costs	871	47	128	7	148	205	307	29
Development costs	1,782	17	1,266	89	79	273	48	10

TOTAL	2,866	64	1,394	96	228	478	567	39

	Millions of euro
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa	Asia
At 31 December 2009
Acquisitions of assets with proved reserves	6	—	—	—	6	—	—	—
Acquisitions of assets with non proved reserves	61	—	—	—	57	4	—	—
Exploration costs	875	119	104	4	283	130	208	27
Development costs	1,240	23	715	112	108	212	64	6

TOTAL	2,182	142	819	116	454	346	272	33

As of 31 December 2009 and 2008, Repsol YPF Group´s share in investments made in oil and gas exploration and production activities from equity method investees amounted to EUR 10 and 23 million, respectively.

Results of oil and gas production activities

The following table shows the income and expenses associated directly with the Group’s oil and gas production activities. It does not include any allocation of the finance costs or general expenses and, therefore, is not necessarily indicative of the contribution to consolidated net profit of the oil and gas activities.

	Millions of euros
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa	Asia
2007
Income
Sales to non-Group companies	2,702	—	835	631	1,148	4	2	82
Sales between business segments and to Group companies	4,431	39	3,278	296	241	—	567	10
Other income	1,091	—	—	—	45	—	1,046	—

Total Income	8,224	39	4,113	927	1,434	4	1,615	92

Production costs(1)	(2,680)	(16)	(1,513)	(333)	(632)	(1)	(138)	(47)
Exploration expenses	(592)	(18)	(109)	(24)	(121)	(136)	(153)	(31)
Other operating expenses	(357)	(7)	(292)	(6)	(50)	(2)	—	—
Depreciation and amortisation charge	(1,682)	(11)	(1,191)	(141)	(260)	(2)	(65)	(12)

Profit (Loss) before taxes and charges	2,913	(13)	1,008	423	371	(137)	1,259	2
Taxes and charges	(1,792)	5	(469)	(238)	(124)	35	(978)	(23)

Results of oil and gas production activities(2)	1,121	(8)	539	185	247	(102)	281	(21)

	Millions of euros
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa	Asia
2008
Income
Sales to non-Group companies	2,648	—	871	800	901	42	34	—
Sales between business segments and to Group companies	4,378	47	2,745	491	384	37	674	—
Other income	1,225	—	—	—	55	—	1,170	—

Total Income	8,251	47	3,616	1,291	1,340	79	1,878	—

Production costs(1)	(2,941)	(18)	(1,771)	(387)	(582)	(13)	(170)	—
Exploration expenses	(571)	(33)	(132)	(3)	(116)	(55)	(194)	(38)
Other operating expenses	(539)	(6)	(199)	(5)	(46)	—	(283)	—
Depreciation and amortisation charge	(1,657)	(7)	(1,181)	(148)	(209)	(40)	(72)	—

Profit (Loss) before taxes and charges	2,543	(17)	333	748	387	(29)	1,159	(38)
Taxes and charges	(1,623)	5	(153)	(394)	(97)	15	(1,010)	11

Results of oil and gas production activities(2)	920	(12)	180	354	290	(14)	149	(27)

	Millions of euros
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa	Asia
2009
Income
Sales to non-Group companies	1,560	—	622	323	545	35	35	—
Sales between business segments and to Group companies	4,289	34	2,872	401	332	412	238	—
Other income	446	—	—	—	33	—	413	—

Total Income	6,295	34	3,494	724	910	447	686	—

Production costs(1)	(2,365)	(17)	(1,563)	(295)	(365)	(35)	(90)	—
Exploration expenses	(466)	(26)	(100)	(4)	(103)	(50)	(154)	(29)
Other operating expenses	(230)	—	(187)	(3)	(38)	(1)	(1)	—
Depreciation and amortisation charge	(1,895)	(10)	(1,143)	(151)	(202)	(323)	(66)	—

Profit (Loss) before taxes and charges	1,339	(19)	501	271	202	38	375	(29)
Taxes and charges	(643)	12	(232)	(148)	20	(20)	(284)	9

Results of oil and gas production activities(2)	696	(7)	269	123	222	18	91	(20)

(1)	Production costs include local taxes, production taxes and other similar payments, as well as withholdings on exports of crude oil from Argentina amounting €1,365, €1,477 and €995 million in 2007, 2008, and 2009, respectively. It also includes transport and other costs in 2007, 2008 and 2009 totalling €184, €223 and €189 million, respectively.

(2)	The results do not show the income and expenses associated with the impairment provisions accounted as a result of the comparison between market value (discounted cash flows) from proved and non-proved reserves (the latter of which are subject to a risk factor) of oil and gas from each field owned by the Company at year-end and the carrying amount of the assets associated therewith, which represented a net expense of €16 million in 2007 and a net income of €51 and €134 million in 2008 and 2009, respectively.

Estimated proved net developed and undeveloped oil and gas reserves:

The tables below reflect the net developed and undeveloped proved reserves of crude oil, condensed oil and LPG and natural gas as of December 31, 2007, 2008 and 2009, and the variations therein. Proved reserves shown includes the reserves equivalent to the economic income obtained under certain production sharing contracts entered into as of December 31, 2007, 2008 and 2009.

In determining net reserves, we exclude from our reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from our reported reserves despite the fact that such payments are referred to as “royalties” under local rules. We follow the same methodology in reporting our production amounts.

Proved reserves in each year were estimated by the Company and third party independent engineers in accordance with the rules and regulations established for the petroleum and gas industry by Regulation S-X and

Regulation S-K, as amended by the new oil & gas activities disclosure rules adopted by the U.S. Securities and Exchange Commission (SEC), with effect from January 1, 2010, Modernization of Oil and Gas Reporting, (Release Nos. 33-8995; 34-59192: FR No. S7-15-08) and the accounting principles laid down by the “Financial Accounting Standards Board” which govern accounting and financial reporting practices in the U.S. In accordance with these rules, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonable certain that it will commence the project within a reasonable time.

Proved developed and undeveloped reserves of crude oil, condensate GPL:

	Thousands of barrels
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa	Asia
Reserves at December 31, 2006(1)	1,059,356	3,117	676,356	50,652	149,115	46,473	132,085	1,558
Revisions of previous estimates	28,860	486	45,667	2,949	(22,472)	1,445	523	262
Improved recovery	7,557	—	7,551	—	6	—	—	—
Extensions and discoveries	26,696	—	9,550	—	3,068	—	14,078	—
Purchases of minerals in place	5,283	—	—	—	—	5,283	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production(1)	(176,174)	(731)	(120,286)	(6,150)	(26,104)	(28)	(21,055)	(1,820)

Reserves at December 31, 2007(1)	951,577	2,872	618,838	47,451	103,613	53,173	125,631	—

Revisions of previous estimates	63,424	(701)	35,395	4,616	12,195	(3,993)	15,912	—
Improved recovery	21,398	—	21,398	—	—	—	—	—
Extensions and discoveries	29,153	—	19,772	—	2,007	—	7,374	—
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	(1,125)	—	—	—	(1,125)	—	—	—
Production(1)	(162,092)	(653)	(114,577)	(6,470)	(19,153)	(1,109)	(20,130)	—

Reserves at December 31, 2008(1)(2)	902,335	1,518	580,826	45,597	97,537	48,071	128,787	—

Revisions of previous estimates	91,775	1,578	38,428	569	25,562	20,478	5,160	—
Improved recovery	14,651	—	14,651	—	—	—	—	—
Extensions and discoveries	29,999	3,708	14,591	—	259	7,178	4,263	—
Purchases of minerals in place	4,324	—	—	—	4,324	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production(1)	(159,812)	(516)	(110,044)	(6,201)	(19,136)	(9,280)	(14,635)	—

Reserves at December 31, 2009(1)(2)	883,272	6,288	538,452	39,965	108,546	66,447	123,575	—

Proved Developed Reserves of crude oil, condesate and GPL
At December 31, 2006	777,746	3,117	522,899	36,965	109,676	22	103,509	1,558
At December 31, 2007	667,592	2,663	460,929	35,807	77,404	192	90,597	—
At December 31, 2008	651,906	1,308	451,586	33,889	78,401	2,785	83,937	—
At December 31, 2009	656,614	2,259	429,039	32,537	85,943	29,361	77,475	—

Note: The aggregated changes in reserves and total reserves at December 31 may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Total proved developed and undeveloped net reserves at December 31, 2009, 2008, 2007 and 2006 include an estimated approximately 94,016, 94,432, 94,753 and 117,075 thousands of barrels of oil equivalent, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Net production in 2009, 2008 and 2007 includes an estimated approximately 16,398, 16,995 and 18,056 thousands of barrels of oil equivalent, respectively, in respect of such types of payments.

(2)	Includes 86,091 and 92,871 thousands of barrels of oil equivalent relating to the participation in the minority interest of YPF, as of December 31, 2009 and 2008, respectively.

Proved developed and undeveloped reserves of natural gas:

	Millions of Standard Cubic Feet
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa	Asia
Reserves at December 31, 2006(1)	8,718,328	—	4,081,202	3,035,361	1,410,712	24,092	166,961	—
Revisions of previous estimates	566,784	—	318,273	15,938	279,426	(9,685)	(37,168)	—
Improved recovery	47	—	47	—	—	—	—	—
Extensions and discoveries	9,897	—	9,266	—	631	—	—	—
Purchases of minerals in place	1,706	—	—	—	—	1,706	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production(1)	(1,140,605)	—	(655,050)	(267,917)	(195,806)	(523)	(21,309)	—

Reserves at December 31, 2007(1)	8,156,157	—	3,753,738	2,783,382	1,494,963	15,590	108,484	—

Revisions of previous estimates	98,944	5,506	(116,363)	(24,562)	159,219	(2,214)	77,358	—
Improved recovery	2,852	—	2,852	—	—	—	—	—
Extensions and discoveries	129,219	—	128,746	—	—	—	473	—
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production(1)	(1,046,081)	(374)	(624,264)	(274,888)	(124,218)	(1,100)	(21,237)	—

Reserves at December 31, 2008(1)(2)	7,341,091	5,132	3,144,709	2,483,932	1,529,964	12,276	165,078	—

Revisions of previous estimates	289,767	—	53,125	32,005	230,062	5,185	(30,610)	—
Improved recovery	1,298	—	1,298	—	—	—	—	—
Extensions and discoveries	70,387	—	68,346	—	—	2,041	—	—
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production(1)	(958,278)	(2,263)	(548,510)	(276,600)	(103,528)	(3,683)	(23,694)	—

Reserves at December 31, 2009(1)(2)	6,744,265	2,869	2,718,968	2,239,337	1,656,498	15,819	110,774	—

Proved Developed Reserves of Natural Gas

At December 31, 2006	4,463,161	—	2,620,643	926,308	818,465	3,073	94,672	—
At December 31, 2007	4,112,160	—	2,468,611	649,601	923,574	2,620	67,754	—
At December 31, 2008	3,741,552	5,132	2,264,946	374,713	1,007,425	3,269	86,067	—
At December 31, 2009	4,512,529	2,869	2,149,002	1,057,943	1,228,058	9,101	65,556	—

Note: The aggregated changes in reserves and total reserves at December 31, may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Total proved developed and undeveloped net reserves at December 31, 2009, 2008, 2007 and 2006 include an estimated approximately 812,010, 699,671, 731,916 and 767,903 millions standard cubic feet of gas, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Net production in 2009, 2008 and 2007 includes an estimated approximately 79,794, 85,152 and 88,521 millions standard cubic feet of gas, respectively, in respect of such types of payments.

(2)	Includes 434,308 and 502,252 millions standard cubic feet of gas relating to the participation in the minority interest of YPF, as of December 31, 2009 and 2008, respectively.

Proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas:

	Thousands of Barrels of Oil Equivalent
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa	Asia
Reserves at December 31, 2006(1)	2,612,042	3,117	1,403,195	591,232	400,356	50,764	161,820	1,558
Revisions of previous estimates	129,801	486	102,350	5,788	27,292	(280)	(6,097)	262
Improved recovery	7,566	—	7,560	—	6	—	—	—
Extensions and discoveries	28,458	—	11,200	—	3,180	—	14,078	—
Purchases of minerals in place	5,587	—	—	—	—	5,587	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production(1)	(379,310)	(732)	(236,947)	(53,864)	(60,976)	(121)	(24,850)	(1,820)

Reserves at December 31, 2007(1)	2,404,144	2,871	1,287,358	543,156	369,858	55,950	144,951	—

Revisions of previous estimates	81,045	279	14,671	242	40,551	(4,387)	29,689	—
Improved recovery	21,906	—	21,906	—	—	—	—	—
Extensions and discoveries	52,165	—	42,700	—	2,007	—	7,458	—
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	(1,125)	—	—	—	(1,125)	—	—	—
Production(1)	(348,393)	(720)	(225,755)	(55,426)	(41,275)	(1,305)	(23,912)	—

Reserves at December 31, 2008(1)(2)	2,209,742	2,430	1,140,880	487,972	370,016	50,258	158,186	—

Revisions of previous estimates	143,381	1,578	47,889	6,269	66,535	21,401	(291)	—
Improved recovery	14,882	—	14,882	—	—	—	—	—
Extensions and discoveries	42,534	3,708	26,763	—	259	7,541	4,263	—
Purchases of minerals in place	4,324	—	—	—	4,324	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production(1)	(330,476)	(919)	(207,731)	(55,462)	(37,574)	(9,935)	(18,855)	—

Reserves at December 31, 2009(1)(2)	2,084,388	6,797	1,022,684	438,779	403,560	69,265	143,303	—

Proved Developed Reserves of crude oil, condensate, natural gas liquids and natural gas
At December 31, 2006	1,572,610	3,117	989,621	201,935	255,440	569	120,370	1,558
At December 31, 2007	1,399,944	2,663	900,574	151,498	241,888	658	102,663	—
At December 31, 2008	1,318,255	2,222	854,960	100,623	257,818	3,367	99,265	—
At December 31, 2009	1,460,269	2,770	811,764	220,950	304,653	30,982	89,150	—

Note 1: The aggregated changes in reserves and total reserves at December 31, may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Total proved developed and undeveloped net reserves at December 31, 2009, 2008, 2007 and 2006 include an estimated approximately 238,630, 219,039, 225,103 and 253,834 thousands of barrels of oil equivalent, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Net production in 2009, 2008 and 2007 includes an estimated approximately 30,609, 32,160 and 33,821 thousands of barrels of oil equivalent, respectively, in respect of such types of payments.

(2)	Includes 163,439 and 182,319 thousands of barrels of oil equivalent relating to the participation in the minority interest of YPF, as of December 31, 2009 and 2008, respectively.

Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves

The estimate of future net cash flows was performed in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board of the U.S. which govern stock market information practices in the U.S.A. The method applied is the impartiality or fairness method and is the result of applying the average oil and gas prices in 2009 (considering price changes only by contractual agreement) to estimated future production of proved reserves of oil and gas as of the date of the last balance sheet filed, less the estimated future costs (based on current costs) to be incurred in the development and production of proved reserves, assuming the continuation of current economic conditions.

Future production costs were estimated on the basis of actual costs borne in 2007, 2008 and 2009. Future development costs were calculated on the basis of technical studies conducted by Repsol YPF and by the operators holding joint title with Repsol YPF. The taxes projected for each of the future years were determined by applying the applicable nominal tax rate, reduced by the tax benefits available to the Company in each of the years. The rate used to discount the future net revenues was 10%.

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

The following table shows the present value of the future net revenues relating to proved oil and gas reserves, calculated on the basis of the aforementioned assumptions:

	Millions of euros
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa
At December 31, 2007
Future cash inflows	61,575	1,795	26,582	9,331	7,692	3,407	12,768
Future production and abandonment costs	(18,940)	(857)	(8,889)	(3,422)	(3,238)	(526)	(2,008)
Future development costs	(3,808)	(256)	(1,021)	(1,675)	(322)	(369)	(165)
Future income tax expenses	(15,359)	(260)	(4,849)	(2,091)	(1,243)	(209)	(6,707)

Future net cash flows after taxes	23,468	422	11,823	2,143	2,889	2,303	3,888
10% annual discount for estimated timing of cash flows	(8,278)	(315)	(4,008)	(753)	(1,017)	(1,020)	(1,164)

Standardized measure of discounted future net cash flows	15,190	107	7,815	1,390	1,872	1,283	2,724

	Millions of euros
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa
At December 31, 2008
Future cash inflows	39,382	2,921	18,902	5,856	5,314	1,498	4,891
Future production and abandonment costs	(17,748)	(844)	(10,030)	(2,683)	(2,722)	(383)	(1,086)
Future development costs	(4,153)	(971)	(932)	(1,524)	(296)	(207)	(223)
Future income tax expenses	(5,207)	(342)	(1,651)	(419)	(645)	(10)	(2,140)

Future net cash flows after taxes	12,274	764	6,289	1,230	1,651	898	1,442
10% annual discount for estimated timing of cash flows	(4,528)	(778)	(1,657)	(603)	(590)	(342)	(558)

Standardized measure of discounted future net cash flows(1)	7,746	(14)	4,632	627	1,061	556	884

	Millions of euros
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa
At December 31, 2009
Future cash inflows	40,714	260	20,832	4,759	6,168	2,706	5,989
Future production and abandonment costs	(16,226)	(232)	(9,295)	(2,226)	(2,681)	(594)	(1,198)
Future development costs	(3,621)	(54)	(1,131)	(1,196)	(621)	(390)	(229)
Future income tax expenses	(6,595)	—	(2,561)	(473)	(717)	(9)	(2,835)

Future net cash flows after taxes	14,272	(26)	7,845	864	2,149	1,713	1,727
10% annual discount for estimated timing of cash flows	(4,502)	40	(2,189)	(300)	(897)	(491)	(665)

Standardized measure of discounted future net cash flows(1)	9,770	14	5,656	564	1,252	1,222	1,062

(1)	Includes 905 and 741 million euro relating to the share of minority interest of YPF, as of December 31, 2009 and 2008.

Changes in Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

The detail of the changes in the standardized measure of discounted future net cash flows for 2007, 2008 and 2009 is as follows:

	Millions of euros
	Total	Europe	Argentina	Trinidad & Tobago	Rest of South America	North America	Africa
Balance at 31 December 2006	13,541	101	7,471	1,224	1,837	812	2,096

Changes due to sale or transfer prices or future production costs	7,301	211	1,635	1,442	459	681	2,873
Changes in future development costs	(1,477)	(155)	(176)	(798)	(112)	(161)	(75)
Oil and gas sales and transfers in the period	(3,965)	(26)	(2,201)	(336)	(409)	6	(999)
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	987	—	171	—	55	—	761
Net changes due to purchases/sales of assets	138	—	—	—	—	138	—
Net changes due to revisions of reserves	1,159	46	1,165	133	42	(257)	30
Previously estimated development costs incurred in the year	826	—	381	73	148	161	63
Effect of discounting to a different date and exchange rate effect	(412)	(4)	(244)	(31)	(69)	4	(68)
Other non-specific changes	—	—	—	—	—	—	—
Changes in income tax	(2,907)	(67)	(387)	(319)	(78)	(100)	(1,956)

Net change	1,650	6	344	164	35	471	629

Balance at 31 December 2007	15,191	107	7,815	1,388	1,872	1,283	2,725

Changes due to sale or transfer prices or future production costs	(13,108)	288	(5,159)	(1,399)	(1,108)	(1,144)	(4,586)
Changes in future development costs	(1,515)	(434)	(522)	(294)	(30)	(139)	(96)
Oil and gas sales and transfers in the period	(5,592)	(40)	(2,340)	(700)	(618)	(79)	(1,815)
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	650	—	468	—	62	—	120
Net changes due to purchases/sales of assets	3	—	—	—	3	—	—
Net changes due to revisions of reserves	264	81	340	(154)	32	(42)	7
Previously estimated development costs incurred in the year	1,159	—	508	144	120	317	70
Effect of discounting to a different date and exchange rate effect	2,262	14	1,156	201	271	234	386
Other non-specific changes	—	—	—	—	—	—	—
Changes in income tax	8,433	(30)	2,366	1,441	457	126	4,073

Net change	(7,444)	(121)	(3,183)	(761)	(811)	(727)	(1,841)

Balance at 31 December 2008(1)	7,746	(14)	4,632	627	1,061	556	884

Changes due to sale or transfer prices or future production costs	3,327	5	2,091	(319)	529	267	754
Changes in future development costs	(476)	53	(445)	463	(330)	(182)	(35)
Oil and gas sales and transfers in the period	(3,063)	(23)	(1,776)	(367)	(315)	(111)	(471)
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	782	39	502	—	7	134	100
Net changes due to purchases/sales of assets	19	(21)	—	—	40	—	—
Net changes due to revisions of reserves	1,302	(20)	643	28	169	372	110
Previously estimated development costs incurred in the year	900	3	384	221	78	147	67
Effect of discounting to a different date and exchange rate effect	343	(5)	190	29	48	39	42
Other non-specific changes	—	—	—	—	—	—	—
Changes in income tax	(1,110)	(3)	(565)	(118)	(35)	—	(389)

Net change	2,024	28	1,024	(63)	191	666	178

Balance at 31 December 2009(1)	9,770	14	5,656	564	1,252	1,222	1,062

(1)	Includes 905 and 741 million euro relating to the share of minority interest of YPF, as of December 31, 2009 and 2008.