Form 20-F/A
period 2009-12-31
REPSOL YPF SA
filed 2011-02-04
CIK 847838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No.1

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

Miguel Ángel Devesa del Barrio

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board: ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

EXPLANATORY NOTE

Repsol YPF S.A. (“the Company,” “we,” “our,” or “us”) is filing this Amendment No. 1 (this “Amendment”) to our annual report for the year ended December 31, 2009 on Form 20-F, originally filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2010 (the “Original 20-F Filing”) solely for the purpose of filing revised reports of our third-party petroleum engineering firms: Gaffney, Cline & Associates Inc., Netherland, Sewell & Associates, Inc. and Ryder Scott Company, respectively. The reports appearing in this Amendment reflect revisions made in response to comments we received from the staff of the Division of Corporation Finance of the SEC in connection with the staff’s review of the Original 20-F Filing, as well as certain disclosure enhancements, as applicable. In addition to the revised reports being filed as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, we are including in this Amendment the consents of our third-party petroleum engineering firms in Exhibits 10.1, 10.2 and 10.3, respectively, and certifications of our principal executive officer and principal financial officer in Exhibits 12.1, 12.2 and 13.1.

Except as described above, this Amendment does not modify or update the disclosures presented in, or exhibits to, the Original 20-F Filing in any way. Those sections of the Original 20-F Filing that are unaffected by this Amendment are not included herein. This Amendment continues to speak as of the date of the Original 20-F Filing. This Amendment has no impact on the Company’s previously reported audited financial statements and notes thereto as of December 31, 2009. Furthermore, this Amendment does not reflect events occurring after the filing of the Original 20-F Filing. Accordingly, this Amendment should be read in conjunction with the Original 20-F Filing, as well as the Company’s other filings made with the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, subsequent to the filing of the Original 20-F Filing.

PART III

16.	Exhibits

Index to Exhibits:

Exhibits marked with the asterisk symbol (*) are filed or furnished herewith:

1.1	Bylaws (“Estatutos”) of Repsol YPF, S.A., as amended (Spanish Version)

1.2	Bylaws (“Estatutos”) of Repsol YPF, S.A., as amended (English Version)

2.1	Indenture among Repsol International Finance B.V., Repsol S.A. and The Chase Manhattan Bank, N.A., as Trustee, dated as of May 15, 1995 (1)

2.2	Trust Deed dated May 5, 2000 among Repsol International Finance B.V., Repsol, S.A. and Citicorp Trustee Company Limited relating to the €1,000,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance B.V. and guaranteed by Repsol, S.A. (2)

2.3	Supplemental Trust Deed dated June 21, 2001 among Repsol International Finance, B.V., Repsol YPF, S.A. and Citicorp Trustee Company Limited relating to the €175,000,000 6% Guaranteed Notes due 2010 issued by Repsol International Finance, B.V. and guaranteed by Repsol YPF, S.A. (3)

4.1	Agreement between Repsol YPF, S.A. and La Caixa, dated January 11, 2000 (4)

4.2	Novation Agreement between Repsol YPF, S.A. and La Caixa, dated May 16, 2002 (4)

4.3	Addendum to the Novation Agreement between Repsol YPF, S.A. and La Caixa of May 16, 2002, dated December 16, 2002 (4)

4.4	Second Addendum to the Novation Agreement between Repsol YPF, S.A. and La Caixa of May 16, 2002, dated June 20, 2003 (4)

4.5	Memorandum of Understanding, dated as of December 21, 2007, between Repsol YPF, S.A. and Petersen Energía, S.A. (5)

4.6	Share Purchase Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L. and Petersen Energía, S.A. (6)

4.7	Shareholders’ Agreement dated as of February 21, 2008 by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L. and Petersen Energía, S.A. (6)

4.8	First Option Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey (6)

4.9	Second Option Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey (6)

8.1	List of significant subsidiaries (see Appendix 1.a to the Consolidated Financial Statements)

10.1	Consent of Gaffney, Cline & Associates, Inc. *

10.2	Consent of Netherland, Sewell & Associates, Inc. *

10.3	Consent of Ryder Scott, L.P. *

11.1	Code of ethics (7)

11.2	Code of ethics (English Translation) (7)

12.1	Section 302 Certification by the Chief Executive Officer *

12.2	Section 302 Certification by the Chief Financial Officer *

13.1	Section 906 Certification *

99.1	Reserves Audit Report of Gaffney, Cline & Associates, Inc. *

99.2	Reserves Audit Report of Gaffney, Cline & Associates, Inc. *

99.3	Reserves Audit Report of Gaffney, Cline & Associates, Inc. *

99.4	Reserves Audit Report of Netherland, Sewell & Associates, Inc. *

99.5	Reserves Audit Report of Ryder Scott, L.P. *

(1)	Incorporated by reference to Repsol YPF’s Registration Statement No. 33-84828.
(2)	Incorporated by reference to Repsol YPF’s 1999 Annual Report on Form 20-F.
(3)	Incorporated by reference to Repsol YPF’s 2001 Annual Report on Form 20-F.
(4)	Incorporated by reference to Repsol YPF’s 2002 Annual Report on Form 20-F.
(5)	Incorporated by reference to Repsol YPF’s Form 6-K furnished on December 21, 2007.
(6)	Incorporated by reference to Repsol YPF’s Schedule 13D/A of February 21, 2008.
(7)	Incorporated by reference to Repsol YPF’s 2005 Annual Report on Form 20-F.

17.	Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Repsol YPF, S.A.

By:	/s/ Miguel Ángel Devesa del Barrio
	Name:	Miguel Ángel Devesa del Barrio
	Title:	Chief Financial Officer

Date: February 4, 2011

4